Form 20-F
period 2002-12-31
ABBEY NATIONAL PLC
filed 2003-03-07
CIK 1087711

SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 0-25670

Abbey National plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
Non-cumulative Dollar-denominated Preference Shares of nominal value $0.01 each, Series A and Series B	New York Stock Exchange*
American Depositary Shares, each representing one Non-cumulative Dollar-denominated Preference Share of nominal value $0.01, Series A and Series B	New York Stock Exchange
7% Perpetual Subordinated Capital Securities (SUA)	New York Stock Exchange
7.25% Perpetual Subordinated Capital Securities (SUD)	New York Stock Exchange
7.25% Perpetual Subordinated Capital Securities (SXA)	New York Stock Exchange
7.375% Perpetual Subordinated Capital Securities (ANBPRC)	New York Stock Exchange

* Not for trading, but only in connection with the listing of related American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares of nominal value 10 pence each

American Depositary Shares, each representing two Ordinary Shares of nominal value
10 pence each

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of nominal value 10 pence each	1,458,013,344
10 3/8% Non-cumulative Preference Shares of nominal value £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value £1 each	125,000,000
8 3/4% Non-cumulative Dollar-denominated Preference Shares of nominal value $0.01 each, Series A	8,000,000
7 3/8% Non-cumulative Dollar-denominated Preference Shares of nominal value $0.01 each, Series B	18,000,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

THE ABBEY NATIONAL GROUP

ANNUAL REPORT AND ACCOUNTS 2002

ANNUAL REPORT AND ACCOUNTS 2002

The Abbey National Group

Back to Contents

To receive your communications online please go to www.abbeynational.com and register with Shareholder Services

This document comprises the Annual Report and Accounts 2002 and the Annual Report on Form 20-F 2002 to the US Securities and Exchange Commission for Abbey National plc (the “Annual Report”). As required by the UK Companies Act 1985, the Annual Report contains the Directors’ report and financial statements, together with the auditors’ report thereon.

The Abbey National Group comprises Abbey National plc and its subsidiary companies. Abbey National is regulated by the Financial Services Authority. Shares are risk investments, share prices and dividends can fall as well as rise and you may not receive back the full amount you invested.

Back to Contents

At the start of 2002, I spoke of the challenges we were facing as a company. In the event, these have been far more severe than expected.

Clearly, the significant losses incurred in 2002, do reflect the harsh impact on Abbey National of extremely difficult markets. The decline in equity markets has affected our Life businesses, and the trading climate facing the Wholesale Bank has worsened in terms of defaults and credit spreads. That said, we were not well positioned for these market conditions.

During the year, I have been pleased to welcome Luqman Arnold, as our new Chief Executive, and Stephen Hester, as Finance Director (now Chief Operating Officer). Both have already had a positive impact in addressing these challenges, and taking major steps to reduce risk exposures to protect against future volatility. Also, our focus back on our core markets is a radical strategic shift  – and we are channelling all our energies into turning the business around.

We have a management team in place who are capable, experienced and equipped to deal with the problems we face. Our people throughout the organisation are also critical to our success, and I would like to thank them for their continued hard work and commitment.

Despite our efforts, the fact remains that these results are extremely unsatisfactory. On behalf of all the Board, I would like to express our regret at the results and dividend cut that we have announced. We are not happy about this, nor are we underestimating the task ahead.

We have already achieved a lot in a short time, and are determined to maintain this momentum. We have completely restructured the organisation, and have a clear strategy for the future that focuses on what we do best – delivering UK personal financial services. This remains an attractive market in terms of returns and opportunity. We have a great business with great potential – potential that we need to leverage far more effectively in the future.

In all we do, we are governed by the goal of rebuilding and maximising value for our shareholders, working with all our stakeholders to deliver earnings quality. This discipline will be foremost in all decisions we take.

Lord Burns

Chairman

Back to Contents

Overview

Following an intensive strategic review initiated in November, the ongoing businesses will be focused solely on providing the full range of personal financial services in the UK through direct and intermediary channels. All businesses outside this remit (other than treasury activities supporting Personal Financial Services (PFS)) are to be managed for value and exit in the Portfolio Business Unit (PBU).

In taking these and other actions, we will be removing the majority of the risk inherent in current operations outside PFS whilst also substantially reducing risk in the ongoing business as well. Abbey National remains well capitalised, offering stability and security to our 16 million customers in the UK, who will increasingly be our focus in the future.

This is a radical shift in strategy. It will allow us to channel our energies on our core markets where we have demonstrable strengths and where we have the greatest opportunity to succeed and distinguish ourselves.

Financial and business highlights

Included in the loss before tax of £984m are a number of material charges and accounting policy changes, including:

•	embedded value re-basing and other related adjustments, of £632m pre-tax in 2002, with total pre-tax prior year restatements of £480m;

•	goodwill impairments of £1,138m, (which have not affected capital ratios); and

•	provisioning and losses on asset disposals in the Wholesale Bank totalling £902m.

The core ongoing personal financial services businesses remain sound and generated ‘trading’ profit before tax of £1,219m and earnings per share of 50.6 pence in 2002; although PFS earnings in 2003 will be adversely affected by a lower stock of embedded value following its re-basing to year-end market values, the probability of some additional spread decline in the Retail Bank and additional pension costs as a result of stock market declines.

In terms of new business flows, the PFS business ended the year with reasonable momentum, with highlights including:

•	a 10.6% share of mortgage net lending in the second half and full year deposit inflows of £1.9 billion;

•	ISA and unit trust sales almost doubling;
•	opening of almost half a million bank accounts and issuing over a quarter of a million new credit cards;

•	sales of general insurance up 20%; and

•	sustained growth of protection sales, up 38% boosted by the progress of Scottish Provident.

Abbey National has also made substantial strides in terms of risk management. Actions taken include:

•	a review of the Wholesale Bank with assistance from external market specialists;

•	a 23% reduction in risk weighted assets in the Wholesale Bank, with assets allocated to the portfolio business unit further reduced by £7.7 billion in the first six weeks of 2003. Significant progress in reducing concentration risk is also being made;

•	major steps taken to reduce other risks in our life assurance business from exposure to downward movements in equity markets, including hedging programmes for product guarantee risks and substantial reductions in the effective equity backing ratios of the “with profits” funds (25% as at market levels on 19 February 2003);

•	ceasing the manufacture of with-profits bonds and subsequently reducing bonus rates in the light of the third successive year of market falls;

•	improved lending quality in the Retail Bank; and

•	a range of activities to reduce risk including addressing interest rate risk and pension fund risks. This includes the closure of the defined benefits pension scheme to new starters in 2002 and a reduction in the scheme’s equity exposures in early 2003.

Capital and dividends

The Board is proposing a final dividend of 7.35 pence, to give a full year dividend in respect of 2002 of 25 pence per share. The 25 pence level represents an appropriate starting point based on the trading potential of the ongoing PFS businesses, whilst having regard for the non-cash elements of Life Assurance reported earnings. It is Abbey National’s intention to rebalance the dividend in 2003 in order to maintain its historical target split of payments between the interim and final dividend of one-third/two thirds for future years.

For the future, we are targeting progressive dividend payouts. However, until the re-structuring is further progressed and

Back to Contents

underlying business performance improves, expected future dividend growth rates and payout ratios cannot befinalised.

We believe that the steps we are taking are consistent with our desire to ensure a strong capital position to protect against market shocks, and to maintain stability and offer security to our customers. At the same time our actions are materially reducing the risks in the business against which capital is held.

At all times we intend to be disciplined in managing for shareholder value. A net capital release from the PBU is targeted. To the extent that surplus capital arises from our actions, we favour shareholder distribution unless there is a compelling strategic and economic case for reinvestment.

Strategy

Abbey National intends to maximise customer and shareholder value. We are targeting excellence via an intense focus as the largest ‘pure-play’ provider of personal financial services in the UK. While not yet in optimal shape, we nevertheless start with a franchise of around 16 million customers, a top 5 position in many relevant markets, a distinctive, trusted and powerful brand and a broad distribution network.

Our goal is to deliver a compelling proposition to UK consumers, who do not feel that they have been well served by the UK banking industry. Through the highest level of service and advice to all, we will deliver more value to customers – to earn their trust and commitment. Work is underway to develop and implement this model.

To support this, we have moved away from a vertical, silo-based organisational approach, to a flatter, functional structure. This new structure is built around the customer, and will deliver enhanced performance through a streamlining of operations and enhanced focus on the economics of distribution and production. A rigorous consolidation, rationalisation and sourcing review is underway.

We will operate as“one company” based on function, with a single leadership team, whilst reducing risk and realising capital from non-core activities.

Cost reduction

We are targeting annualised cost savings exceeding £200m in our PFS businesses, deliverable by the end of 2005. In addition, extensive cost savings will be realised in the Portfolio Business Unit as disposals and rundowns are executed.

In total, implementation costs are expected to lie in a similar ratio to those of other cost programmes in the financial services sector in recent years. The majority of the implementation spend is expected to be incurred in 2003 and 2004. It is the intention that some of the cost savings will be reinvested where critical to the transformation of the business.

Portfolio Business Unit

As part of the strategic review, all businesses were challenged in terms of their underlying potential, within the context of the company’s need to focus on its competitive strengths. As a result, all international operations (excluding some international funding and deposit taking activities) have been deemed non-core, as has First National due to the lack of synergy and brand compatibility. It is important to stress that whilst we exit these operations, some of these businesses remain profitable, and are open for ‘business as usual’ – they simply do not fit with the new focus.

The asset-based portfolios (loans, leasing and bonds), representing a majority of the Wholesale Bank’s risk, have also been assigned to the PBU. This reflects application of the same criteria and also the desire to align risk appetite with business advantage and stakeholder needs going forward.

In 2003 and thereafter, a material fall in pre-provisions PBU income would be dependent on the pace of the wind-down of the asset based portfolios. In addition, dependent on market conditions and the speed and manner of the asset run-off or disposal process selected, further substantial credit related losses could arise as risk is reduced and capital released.

All of the PBU portfolios and businesses will be managed to maximise value to our shareholders, targeting the greatest net capital release. Equally, it is important that this release of capital and management resource is timely. As a result, consideration is being given to a range of strategies which would enable business and asset disposal, or run-off, of the majority of assets in the PBU within the next three years.

The activities we are exiting are primarily those where we have limited competitive advantage and therefore, if kept, would tend to produce weak returns on capital and be especially vulnerable to disproportionate losses in bear markets.

Progress to date

Abbey National has made considerable progress since the interim stage and accelerated the transformation process since the strategic review commenced in November.

Back to Contents

The Wholesale Banking asset base and concentrations have been significantly reduced, with excellent progress also made in the first few weeks of 2003. We have stepped away from the manufacture of with-profits bonds, replacing them with a version of Prudential’s Prudence Bond in our branch network and a soon to be launched smoothed investment product for the intermediary channels. We have taken major steps in mitigating shareholder and customer exposure to further downward movements in equity markets in relation to the stock of business previously written. Important risk mitigation has also been accomplished in pensions and interest-rate exposures.

In 2003, we have already contracted to sell the Consumer and Retail Lending businesses of First National Bank (excluding Motor Finance and Litigation Funding) for a premium to net assets of £218m, which will dispose of an estimated £3.9 billion of risk weighted assets on completion.

Since December, a transformation programme led by the Executive team and 50 top managers has been executed and the new top-level structure, strategy and implementation plan put in place. This has allowed planned cost savings to be validated and is a key enabler to future business improvement.

As shown by this release, we have also significantly increased disclosure and transparency in our reporting – a discipline we intend to maintain.

Key Performance Indicators (KPIs) and immediate goals

A key principle in the new organisation will be to increase accountability and drive superior performance through greater internal and external transparency. Over time, we will develop and disclose performance measures that are aligned to the long term improvement in company value, and will be used to measure performance internally.

The high level KPIs are:

•	revenue per customer;

•	operating costs per customer;

•	new customer metrics;

•	customer retention metrics; and

•	passive customer metrics.

These KPIs are aimed at sales efficiency, profitability and length of relationships. Market share will be a measure of our success, not a driver of value per se.

Our priorities for the next six months include:

•	implementation of the new company structure, with all roles confirmed and initial KPIs defined and communicated;

•	delivering tangible improvements in terms of sales and service, supported by the launch of new CRM software ‘One on One’ and a new advice model in testing phase;

•	'on track’ performance versus the cost targets; and

•	further substantial progress within the PBU.

Challenges ahead

“On behalf of the whole Board, I would like to express our regret at the results and dividend cut that we have announced today.

However, we have absolute conviction that we are pursuing the right strategy for Abbey National; for our customers, our employees, and our shareholders. It will be a long, hard process that we envisage spanning the next three years. We know that our shareholders will want to see tangible progress along the way, and we will be reporting regularly, the first such opportunity being at the time of the pre-close statement in June. When we have completed our three year strategy, we intend Abbey National to be esteemed by all its stakeholders for its positive value attributes.

The strategy will focus all our resources on serving the personal financial services needs of the customer – by delivering greater value to our customers, we will earn more value for shareholders. Our focus, as a scale institution, will make us unique and will enhance business performance and execution. The events of 2002 have also acted to focus minds, and this is already driving an increased sense of determination and delivery within the business. Our people are integral to our success and they are responding positively.

We have aligned all our talent, investment and energies on a clear, single and unifying goal under a suitable organisational structure. We are now wholly focused on delivering.”

Luqman Arnold
Group Chief Executive

Back to Contents

Abbey National may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Abbey National relies in making such disclosures. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	statements of plans, objectives or goals of Abbey National or its management, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey National cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Abbey National or on Abbey National’s behalf. These factors include:

•	inflation, interest rate, exchange rate, market and monetary fluctuations;

•	the effect of, and changes in, regulation and government policy;

•	the effects of competition in the geographic and business areas in which Abbey National conducts operations;

•	changes in consumer spending, saving and borrowing habits in the United Kingdom and in other countries in which Abbey National conducts operations;

•	the effects of changes in laws, regulations, taxation or accounting standards or practices;

•	the ability to increase market share and control expenses;

•	the timely development of and acceptance of new products and services of Abbey National and the perceived overall value of these products and services by users;

•	acquisitions;

•	technological changes, including those affecting European Economic and Monetary Union (EMU) compliance;

•	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which Abbey National conducts operations; and

•	Abbey National’s success at managing the risks of the foregoing.

Abbey National cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey National, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and Abbey National does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Back to Contents

This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking statements” above.

General

Abbey National and its subsidiaries constitute a major financial services group in the United Kingdom. It is the UK’s second largest residential mortgage lender.

The principal executive offices and the registered office of Abbey National and Abbey National Treasury Services (ANTS) is Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN. The telephone number of Abbey National is 44-(0)870-607-6000. The telephone number of ANTS is 44-(0)20-7612-4000. The designated agent for service of process of Abbey National in the United States is CT Corporation System, with offices at 111 Eight System – CT, New York, NY 10011. Please see “Operating and financial review – Tangible fixed assets” for further information regarding the Group’s properties.

Summary history of Abbey National

The Abbey National Building Society (the Society) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National was incorporated as a bank and in 1989 the Society transferred business to Abbey National as part of the conversion and listing on the London Stock Exchange.

Corporate purpose and strategy

Abbey National is focusing on the provision of personal financial services in the UK. The Group is already a leading player in its core mortgage and savings markets and management continues to target growth in personal banking, insurance and long term savings.

Organisational structure

Through 2002, Abbey National was managed via three customer facing divisions. These are Retail Banking, Wholesale Banking and Wealth Management & Long Term Savings, which are supported by a Group Infrastructure division. Ownership interests in each significant subsidiary of the Group are detailed in note 22 to the financial statements.

As part of the Group’s strategic review, a new functional organisational structure has been implemented. This has the effect of changing the roles and responsibilities of a number of full Board members.

The new structure will lead to an increased focus on the customer, and is expected to deliver enhanced performance through a streamlining of operations, and much greater emphasis on the economics of distribution and production.

The main components of the new organisation will be:

Customer Sales – responsible for all channel delivery (branches, telephone, internet banking) to both direct and intermediary customers, with a particular focus on increasing contact with customers who no longer visit branches or contact us. This will be headed by Mark Pain formerly Managing Director, Wholesale Bank.

Customer Propositions – operating around five competencies: segment management, economic insights, branding, product strategy and marketing operations. This will develop detailed and unique customer insights and execute responsive marketing strategies. This division will be headed by an external appointment that has yet to be made.

Customer Operations – responsible for all operations activity (including service centres) built around five product service units including banking and savings, payment processing, investment, asset management, lending and general insurance. This will be headed by Mac Millington formerly Managing Director, WMLTS.

Supporting the customer-facing divisions will be a number of business support functions:

Central Division – consisting of Finance, Communications, Corporate Development, Programme Management, Risk, Audit, Legal Services and ongoing Treasury business. This will be headed by Stephen Hester who will assume the role of Chief Operating Officer reflecting his increased responsibilities, which include the PBU.

IT – responsible for providing the organisation with all its IT needs, as well as procurement, property and security, and will be headed by Yasmin Jetha formerly Group IT and Infrastructure Director.

Human Resources – responsible for all human resources strategy and personnel support and will be headed by Jim Smart (not a Board Director) pending an external appointment.

Portfolio Business Unit – consisting of those businesses earmarked for exit in coming years. This (together with the ongoing Treasury business) will be headed by Nathan Bostock, reporting to Stephen Hester.

The new organisational structure is effective from 26 February 2003.

Competition

Competitive environment and future trends

Abbey National’s main competitors have historically been UK based providers of personal financial services. Competitive pressures and consolidation have led to a blurring of the boundaries between UK banks, building societies and insurance companies, in addition to which a range of new entrants has emerged including supermarket chains and large retailers.

Back to Contents

In recent years, customer access, customer choice and customer mobility have all increased. Channel development, particularly the use of e-commerce technology, has moved hand in hand with this process as both new and traditional competitors seek new ways of doing business. These trends are expected to continue.

A changing regulatory environment has been a key feature of the UK financial services market. This has had a particular impact on the savings and investment market, with the debate on the UK’s personal financial advice structure set to continue. Steps are also being taken towards the simplification and greater transparency of products, including the development of a suite of ‘stakeholder’ products, reforms to with-profits policies, and a rationalisation of the tax regime.

The personal and small and medium sized business current account market has also attracted the attention of the competition authorities. Moves to increase customer choice and open up these markets are favourable as Abbey National seeks to extend its UK personal financial services business.

Competition outlook

Against this backdrop, management is confident of the Abbey National Group’s strength and potential in its core personal financial services markets. The Group has had a difficult year and is undergoing a significant and substantive strategic change to address the challenges that it faces. It will increasingly focus on its UK personal financial services operations, where it has extensive distribution and customer reach.

Retail Banking

The Retail Banking segment includes Abbey National’s UK retail banking network, Abbey National Life plc, Retail Insurance and Abbey National business.

The Retail Bank manages the design, pricing, sales, marketing, and servicing of the majority of the Group’s retail products.

Retail Banking’s distribution comprises a national branch network including innovative link ups in selected locations with Safeway supermarkets (a major UK food retailer), Homebase (a major UK home improvements retailer) and Costa coffee. The branch network is organised into 73 local markets. These distribution platforms are combined with automated teller machines (ATMs), telephone sales and servicing, and e-commerce channels (Internet and digital TV).

Residential mortgages

Abbey National is the second largest provider of residential mortgages in the UK, providing mortgage loans for house purchases as well as home improvement loans and secured personal loans to new and existing mortgage customers. Mortgage loans are offered in two payment types, repayment and interest only. Repayment mortgages require both principal and interest to be repaid in monthly instalments over the life of the mortgage. Interest only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term (which can be arranged via a number of investment products including Individual Savings Accounts (ISAs) and pension policies, or by the sale of the property).

Abbey National’s mortgage loans are usually secured by a first mortgage over property and are typically arranged for a 25 year term, with no minimum term and a normal maximum term of 35 years. Interest on mortgage loans is charged predominantly at floating rates, determined at the discretion of Abbey National by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed-rate products offer a pre-determined interest rate, generally for between two and five years, after which they bear interest at floating rates.

In common with the market, a large proportion of new business in recent years has been through discounted mortgage products, which reduce the relevant interest rate for a limited period of time, typically for between one and three years. After the discount period ends, the loan reverts to the full floating rate. More recently, an increasing proportion of new loans are flexible mortgages, allowing the customer to vary their monthly payments, or take payment holidays, within predetermined criteria.

In the event of early redemption of the mortgage (during a specified period), a redemption penalty may be payable by the customer.

UK Retail savings

Abbey National provides a wide range of retail savings accounts, including demand deposit accounts, notice accounts, investment

Back to Contents

accounts and ISAs. Interest rates on savings in the United Kingdom are primarily set with reference to the general level of market interest rates and the level of competition for such funds.

Personal banking services
Abbey National offers a range of personal banking services including current accounts, credit cards and unsecured loans. Credit scoring is used for initial lending decisions on these products and behavioural scoring is used for certain products for further lending.

Abbey National’s credit card offering is delivered through its strategic alliance with MBNA Europe Bank Limited (MBNA), who are responsible for taking the credit risk and managing the credit card base on an ongoing basis.

Abbey National Life plc The UK life insurance industry consists of three principal segments: protection, investment & savings and pensions.

• Protection. The traditional form of protection policy, known as term insurance, provides a lump sum benefit payable on death within a specified term. Policies are also available to provide protection against critical illness and disability.

• Investment & savings. Investment bonds, With-profit bonds, Structured products, Unit Trusts, ISAs and endowment life insurance policies are included in this category.

• Pensions. In the United Kingdom pensions are a tax-efficient way of saving to provide benefits on retirement. This is a result of the tax deductibility of contributions made and the generally tax-free growth granted to pension funds.

Under the terms of the United Kingdom Financial Services and Markets Act 2000, financial advisers who give advice on packaged products (life assurance, pensions and unit trusts) are required either to sell the products of one provider or related group of providers (tied advice) or the products of all providers in the market (independent advice). This is known as ‘Polarisation’. Following a review by the Financial Services Authority, Polarisation is expected to change in 2003.

Abbey National Life and its subsidiary companies Abbey National Unit Trust Managers Ltd (ANUTM) and Abbey National PEP and ISA Managers Ltd (ANPIM) currently distribute via the marketing associate route whereby the associate is required to recommend the most suitable products from the product range of the companies for which it acts as associate.

Abbey National Life provides a wide range of products including pension, protection, investment and savings products. These products are sold through Abbey National’s retail distribution network, under the marketing associate route. Advisers examine the financial circumstances and needs of customers identifying pension, protection, investment and savings requirements and recommend to them the appropriate products from the Abbey National brands.

In October 2002 Abbey National and Prudential signed an agreement for Abbey National to distribute Prudential’s with-profits bond for an initial four year period. This agreement is dependant on the implementation of the proposals to liberalise the polarisation regime envisaged in the FSA’s Consultation Paper 121. Pre liberalisation of the polarisation regime Abbey National will distribute a new Abbey National branded with-profits bond provided by Prudential (AN) Limited.

ANUTM manages a range of Unit Trusts and ANPIM manages the PEP and ISA businesses of Abbey National. The trustees of the unit trusts are either Citicorp or HSBC and the investment manager is Abbey National Asset Managers Ltd.

Retail insurance

The range of non-life insurance products sold by Abbey National includes property (buildings and contents), motor, payment protection, and travel insurance. Residential home insurance remains the primary type of policy sold and is offered to customers through the branch network and over the telephone, often at the same time that a mortgage is being taken out.

Since 2001, a number of changes to the retail insurance business have been implemented. This includes using a panel of competing insurers, including ongoing relationships with Aviva plc, a leading UK insurer, to offer a wider choice of products and more competitive retail pricing. In addition, Capita Eastgate and Cap Gemini are responsible for the management and development of new systems to support the retail insurance business, using its new Consumer Direct platform, whilst the servicing of policies was outsourced to Capita Eastgate and claims administration to Aviva plc.

In 2001 an Internet service using the panel of insurers was launched for property insurance including on-line quotes, on-line applications and on-line sales. In 2002 motor insurance involving the panel of insurers has been made available for sale through the Internet and telesales.

Abbey National business

Abbey National business provides a range of banking and finance services to small and medium sized enterprises (SMEs) in the UK. These services include banking and investments, commercial mortgages, asset finance, invoice finance and insurance.

Back to Contents

Wholesale Banking

Abbey National Treasury Services plc (ANTS) is the wholesale bank of the Group. The strategic focus for the business, as highlighted in June 2002, involved increased emphasis on customer business within Structured Corporate Banking. As part of Group strategy this emphasis was revised in November 2002, with the focus now being towards business activities aligned with Personal Financial Services. The following section focuses on the business activities undertaken during the year, with the refocused business direction being covered by a later section.

During 2002, ANTS comprised a Structured Corporate Banking business (including its asset financing, commercial lending operations, a risk management business and securities financing activities), an Asset Management and Risk Transfer business and the Group’s Treasury. As the Group’s Treasury, ANTS provided liquidity, funding, capital management and risk management services to the Group.

Structured Corporate Banking

ANTS had a presence in the international financial markets, where it structured tailored financing for internal and external customers. ANTS lent to well-rated banks and financial institutions, corporates and sovereign borrowers, through debt securities, bilateral and syndicated loans. ANTS established a reputation in the lending markets, working as a co-arranger with other banks to provide the best-fit financing package for its customers.

ANTS saw a contribution during the year from a number of business areas, including asset, infrastructure and project financing.

ANTS’ risk management arm continued to offer structuring services to the Group’s Retail Banking, Life Assurance and Wealth Management divisions, ANTS’ businesses and external wholesale counterparties. The business established itself in this market and was known for its expertise and structuring capabilities. Financial products comprised fixed income and equity derivative solutions.

ANTS’ UK securities financing operation remained a player in the UK repo and securities lending sector in 2002, with the majority of the business stemming from the sterling fixed income, equities and convertibles markets. In the international securities markets, the business traded total return swaps, corporate bonds and convertibles.

Asset management and risk transfer

The investment portfolio business was combined with the credit structuring capabilities during the year as part of the focus on reducing the risk profile and enhancing the risk management framework.

Refocus of Wholesale Banking activities

During 2002 the Group reassessed its risk appetite and took the decision to refocus the business towards activities supporting Personal Financial Services, with related core strategies being aligned as appropriate. This decision has resulted in a reduction in activities in a number of business areas within the Wholesale bank.

The Wholesale Bank will continue to provide the Group Treasury support function.

Treasury

Within the Wholesale Bank, Group Treasury supports the Group’s liquidity management, funding and capital management activities.

Group Treasury manages the Group’s liquidity through a range of instruments. The opening of the US branch in October 2001 provided new funding sources, primarily access to the Yankee Certificate of Deposit (CD) market, and has proved to be an important source of liquidity, with 79% of the Group’s short term US dollar funding raised by the branch. Securities financing continued to contribute to liquidity management through its repo, securities lending and borrowing operations. In continental Europe, ANTS’ Paris branch facilitated predominantly Government repo transactions with the European Central Bank.

ANTS, as an issuer of debt securities in the international capital markets, regularly accesses funds through private and public issuance. Funding was raised across the maturity spectrum and in a diverse range of currencies and instruments, including subordinated liabilities. The performance throughout the year illustrated its capacity to attract investors at funding levels favourable to the Group, despite the difficult issuance conditions during the year. As at 31 December 2002, ANTS’ total debt issuance outstanding was £47 billion, compared with £49 billion the previous year.

Abbey National plc has fully and unconditionally guaranteed the obligations of ANTS that have been or will be incurred before 31 July 2004. The guarantee is reviewed from time to time by Abbey National with a view to extending it. The last time this occurred was on 9 February 1998 when the guarantee was extended by five years from 31 July 1999 to 31 July 2004. The effect of this guarantee is that creditors of ANTS would rank pari passu with Abbey National’s direct creditors in the event of the insolvency of the Group. Each guarantee is of any obligation issued or incurred before its expiration, and covers payments through maturity, even if the guarantee is no longer in effect for subsequent obligations. As a result of the guarantee from Abbey National, ANTS has the same short and long term credit ratings as Abbey National. In turn, under the terms of a guarantee dated 28 January 1998, ANTS agreed to guarantee the unsecured and unsubordinated obligations of Abbey National that have been or will be incurred before 31 July 2004.

Short term funding was accessed through money market instruments, including time deposits, CDs and commercial paper. Issuance activity in the US continued with the US Branch expanding its counterparty base by 36% in 2002, reaching clients unable to deal with non-US domiciled entities. The business raised over £13 billion of funding from the US time zone. Medium to long term funding was accessed through the Group’s Euro and, separately, SEC-registered medium term note programs. During the

Back to Contents

year, ANTS issued securities totalling £2 billion from these and other debt funding programs.

Major debt issuance programs managed by Group Treasury (1):

Program	Outstanding as at 31 December 2002	Comments

$15 billion medium term notes	$10 billion	Issued into European markets

$7 billion U.S. medium term notes	$0.25 billion senior debt	Registered with the SEC

$4 billion commercial paper	$1.5 billion	Issued into European markets

$20 billion U.S. commercial paper (2)	$20m	Issued Into the United States

(1)	Securities issued by ANTS unless otherwise stated.

(2)	Managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey National.

Abbey National first registered with the SEC in October 1994. Abbey National, ANTS and Abbey National First Capital B.V. have registered various shelf facilities with the SEC, the most recent being in February 2001, permitting preference shares and debt securities, including medium term notes and other subordinated securities, to be issued from the date of registration in an aggregate principal amount of approximately $7 billion.

Under the shelf facility registered with the SEC, ANTS may issue senior debt securities, and Abbey National and Abbey National First Capital B.V. may issue subordinated debt securities. Abbey National acts as guarantor on a senior basis of the debt securities issued by ANTS, and as guarantor on a subordinated basis of the debt securities issued by Abbey National First Capital B.V. Various Group-related entities may issue other subordinated securities under the shelf facility.

As at 31 December 2002, the aggregate amount of outstanding claims of creditors senior to the holders of subordinated debt of the following entities (and, in the case of Abbey National, senior to the holders of subordinated debt guaranteed by Abbey National) was as follows:

Abbey National and its subsidiaries	£194,828m

Abbey National First Capital B.V.	£15m

Abbey National	£72,382m

As at 31 December 2002, the aggregate amount of outstanding claims of creditors of the following entities that will rank pari passu with the subordinated debt issued by those entities (and, in the case of Abbey National, with the subordinated debt guaranteed by Abbey National) was as follows:

Abbey National First Capital B.V.	£476m

Abbey National	£6,959m

Capital management

Efficient management of capital remains a key objective for Abbey National where the Wholesale Bank, acting on behalf of the Group, has established itself as a market leader. In 2002, the Wholesale Bank assisted the Group in raising £2 billion in funding through an issue under Abbey National’s Holmes Financing Master Trust, bringing the total issuance under the program to more than £15 billion, 18% of the Group’s residential mortgage portfolio. The terms and conditions of the underlying mortgages remain unaffected by the securitisation process. The Group continues to be Europe’s largest securitiser and has regularly been acknowledged by financial press as a leader in the field.

The Wholesale Bank managed a number of additional initiatives, which increased the Group’s flexibility in managing its balance sheet. During 2002, such initiatives included a $500m perpetual subordinated debt issue, a £175m preferred income capital issue and a 500m euro undated subordinated debt issue, launched on behalf of the Group.

Wholesale Banking sponsors a $10 billion asset-backed commercial paper (CP) program, which provides the Group with an additional and flexible source of funding. Secured by highly rated asset-backed securities, the CP is issued by Moriarty Limited and Moriarty LLC, and is rated P-I, A-I+ and FI+ by Moody’s, Standard & Poor’s and Fitch respectively. Moriarty is a bankruptcy remote funding vehicle.

Wealth Management & Long Term Savings

The Wealth Management & Long Term Savings segment principally comprises Scottish Mutual Assurance, Scottish Mutual International, Scottish Provident, First National, Continental European operations, Abbey National Offshore, Cater Allen Limited, James Hay and cahoot. It was formed as a single division early in 2002 and brings together many of the businesses within Abbey National which operate through intermediaries rather than dealing directly with the customer. This has been followed by integration of the sales and marketing functions of the UK-based businesses (except First National and cahoot) under the Abbey National for Intermediaries brand. Abbey National for Intermediaries is designed to offer intermediaries a wider range of products and services from a single point of contact.

The fund management activities of the Division were also restructured in 2002 under a new identity, Abbey National Investments. Abbey National Investments encompasses the activities of Abbey National Asset Managers, Talorcan and Inscape.

Scottish Mutual Assurance plc

The UK life assurance industry has been described within

“ Abbey National Life” above.

The Scottish Mutual Group of companies distribute principally via the IFA route in the UK. IFAs must provide suitable advice on the complete product range that exists in the marketplace.

Scottish Mutual and its predecessors have been in the insurance business since 1883. Scottish Mutual markets a broad range of products including personal pensions, conventional and unit-linked protection plans, regular investment plans, single premium products

Back to Contents

such as investment bonds, annuities, products linked to mortgages and products to cover critical illness, disability and income protection.

Scottish Mutual International sells both single and regular premium policies and focuses on the expatriate and international markets.

On 1 August 2001 Abbey National completed the acquisition of Scottish Provident. The Scottish Provident brand has been retained, and its operations have been combined with Abbey National’s other life assurance operations, realising cost synergies. New business sold under the Scottish Provident brand in the UK is written into Scottish Mutual Assurance plc.

First National
First National offers consumer finance at the point of sale through a range of intermediaries. Its business comprises three product lines:

•	Secured lending includes the provision of first and second mortgages secured on residential property.

•	Motor finance includes the provision of hire purchase, conditional sale and unsecured loans to consumers for the purchase of motor vehicles, and loans to motor dealers for the purposes of vehicle stocking and other business purposes; and

•	Unsecured lending includes the provision of unsecured personal loans for the purchase of consumer products and services at the point of sale through a range of intermediary channels. These include major high street retailers, home improvement and timeshare providers. In addition, First National offers finance to consumers through claims management companies for the customer’s purchase of ‘after the event’ insurance in order to proceed with legal claims.

Continental European operations
This consists of Abbey National’s businesses in France and Italy whose principal activity is the provision of residential mortgages, through intermediaries.

Abbey National Offshore
Abbey National Treasury International Limited (ANTIL), the principal offshore company, uses the Abbey National Offshore brand. ANTIL’s head office is in Jersey. It has an operational centre in the Isle of Man and representative offices in a number of locations worldwide. ANTIL’s focus is on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and Euros.

Cater Allen Limited
Cater Allen Limited offers banking services under the trading name Cater Allen Private Bank and aims to provide a personal banking service to high net worth individuals and small corporate clients. The bank attracts clients by marketing to introducers, including IFAs. During the year, by way of a business transfer under The Financial Services and Markets Act 2000, Cater Allen Limited acquired the business of its subsidiary bank, CA Premier Banking Limited which had traded under the name of Fleming Premier Banking.

James Hay
James Hay Pension Trustees (JHPT) offers specialist administrative advice and a range of services in connection with the administration of self-invested personal pension schemes and small self-administered pension schemes. Its services are provided to end customers mainly via IFA and branded financial service providers.

cahoot
cahoot is Abbey National’s separately-branded, multi channel e-commerce retail banking and financial services provider. cahoot targets new customers who are ready to embrace e-commerce, giving customers access through their PCs and telephones. cahoot focuses on customer self-service, using new systems based on straight-through processing technology.

Group Infrastructure

Group Infrastructure comprises Central Services, Financial Holdings (which contains the earnings on the difference between the Group’s statutory capital and the target regulatory capital allocated to segments) and the results of certain small non-core businesses.

Back to Contents

Basis of results presentation
2002 financial results have been impacted by a number of significant items and accounting policy changes including re-basing of embedded value (EV), increased Wholesale Banking provisioning and losses on asset disposals, and charges for goodwill impairment. Prior years numbers have been restated as appropriate throughout the document.

In addition, other accounting policy changes include the expensing of stock options, providing for deferred tax on a full provision basis (FRS 19), and the reclassification of Reserve Capital Instruments (UITF Abstract 33). A summary of all accounting restatements is included in “Other material items and accounting changes”, below.

The accounting policy changes are a result of the adoption of new accounting standards, and in the case of embedded value, and stock option expensing as a result of a review of industry or emerging accounting practice.

The “Summarised consolidated profit and loss account” table below has been prepared on a statutory consolidated basis. The “Consolidated trading profit and loss account” table (page 14), and much of the analysis that follows, has been prepared on a Trading Performance basis. This presentation excludes:

•	the impact of the embedded value re-basing and other adjustments;

•	losses on disposal of credit impaired assets;

•	other asset disposals;

•	the impact of goodwill charges; and

•	expenses relating to cost programme implementation and a write-down of shares held to hedge share options.

In particular, for the Life businesses, embedded value results are included on a smoothed basis, which includes investment earnings calculated using long term rates of return. The impact of the embedded value re-basing and other adjustments is disclosed separately.

This approach is being adopted to enable the reader to discern the underlying performance and trends in the business, with significant items disclosed separately. In all instances, all differences from the statutory presentation are identified and reconciled.

Summarised consolidated profit and loss account

	31 December 2002 £m		31 December 2001 £m		31 December 2000 £m

Net interest income	2,689		2,692		2,680

Non-interest income	876		1,400		1,512

Total income	3,565		4,092		4,192

Other administrative expenses	(1,889)		(1,709)		(1,685)

Depreciation of tangible fixed assets	(103)		(111)		(122)

Goodwill impairment and amortisation	(1,202)		(36)		(12)

Depreciation and impairment of operating lease assets	(280)		(256)		(178)

Provisions for bad and doubtful debts	(514)		(263)		(273)

Provisions for contingent liabilities and commitments	(50)		9		(21)

Amounts written off fixed asset investments	(511)		(256)		(32)

(Loss) profit on ordinary activities before tax	(984)		1,470		1,869

(Loss) earnings per ordinary share	(87.4	)p	63.2	p	89.2	p

Dividends per ordinary share	25.0	p	50.0	p	45.5	p

Tier 1 ratio	9.2%		8.4%		8.8%

Equity Tier 1 ratio	6.4%		6.3%		7.4%

•	Loss before tax of £984m (2001: profit of £1,470m) was largely due to the impact of re-basing embedded value on income, increased Wholesale Banking capital losses and provisions, and goodwill impairments. This is reflected in the loss per share of (87.4) pence.

•	Full year dividend of 25.0 pence, down 50% on 2001, and including a proposed final dividend of 7.35 pence (2001: 33.2 pence).

•	Tier 1 capital remained strong at 9.2% (2001: 8.4%), whilst the equity Tier 1 ratio remained broadly flat at 6.4% compared with the restated 2001 level of 6.3%. The negative impact on equity Tier 1 of the embedded value re-basing and Wholesale Banking provisions, was offset by a reduction of risk weighted assets of £5.8 billion, largely due to asset sales in the Wholesale Bank.

Back to Contents

Consolidated trading profit and loss account

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Gross trading income	4,257	4,420	4,229

Less: Depreciation of operating
lease assets	(242)	(256)	(178)

Trading income	4,015	4,164	4,051

Adjust for:

– Embedded value re-basing
and other adjustments	(632)	(443)	(102)

– Wholesale Banking losses
on asset disposals	(104)	(15)	–

– Other asset disposals	44	130	65

– IEM impairment(1)	(38)	–	–

Total income	3,285	3,836	4,014

Trading expenses	(1,911)	(1,820)	(1,807)

Adjust for:

– Cost programme implementation	(44)	–	–

– Share write-downs	(37)	–	–

– Goodwill charges	(1,202)	(36)	(12)

Total expenses	(3,194)	(1,856)	(1,819)

Personal Financial Services provisions	(315)	(254)	(292)

Wholesale Bank provisions(2)	(760)	(256)	(34)

(Loss) profit before tax	(984)	1,470	1,869

Trading cost: income ratio(3)	47.6%	43.7%	44.6%

(1)	IEM impairment charge of £38m reported on a statutory basis as depreciation of operating lease assets. IEM is the Wholesale Bank’s aircraft leasing subsidiary.

(2)	Includes £247m (2001: £nil) reported on a statutory basis as provisions for bad and doubtful debts.

(3)	Trading cost: income ratio is calculated as trading expenses divided by trading income as shown in the table above.

•	Trading income of £4,015m was down 4% (2001: £4,164m). This reflects a reduced contribution from Wholesale Banking arising from the planned reduction in risk weighted assets, and increased interest expense reported in Group Infrastructure partly offset by asset growth in Retail Banking and a full year contribution from Scottish Provident.

•	Total income was down 14% largely due to losses on credit impaired asset disposals in the Wholesale Bank, and the embedded value re-basing in the Group’s life businesses. The latter was £632m pre-tax and £480m post-tax, with prior year restatements included in the table above. Asset disposal profits of £44m in 2002 relate to leasing companies sold in the second half.

•	Trading expenses were up 5% to £1,911m (2001: 1,820m), largely driven by increased pension fund costs of £26m and investment spend in the Retail Bank.

•	Total expenses increased significantly, largely due to goodwill impairments relating to First National, Scottish Provident and Cater Allen Offshore. These are non-cash items and do not affect the Group’s core regulatory equity ratios. In addition, expenses relating to the recently announced cost programme were £44m (largely redundancy costs), whilst shares held to hedge stock based compensation programmes, were also written down.

•	The trading cost: income ratio was 47.6% (2001: 43.7%), the decline being driven by the fall in Wholesale Banking income and the increase in trading expenses.

•	Total provisions outside of the Wholesale Bank, consisting of lending provisions and provisions for contingent liabilities, of £315m increased by £61m. This was driven by provisions for contingent liabilities, relating to 2001 write backs of £25m not repeated, and additional 2002 provisions to cover potential claims. Retail lending provisions (including First National) were broadly flat at £268m (2001: £263m).

•	Wholesale Bank provisions were £760m (2001: £256m). In total, credit charges and asset impairments were £902m (2001: £271m), including £38m related to aircraft asset impairments in IEM reported for statutory purposes in depreciation of operating lease assets, and £104m (2001: £15m) which was charged to the income line as a result of losses on credit impaired asset disposals.

Material charges and accounting policy changes

Note that detailed explanations of all accounting policy changes can be found in “Other material items and accounting changes”, below.

Impact of embedded value re-basing and other adjustments

	31 December 2002 £m	31 December 2001 (restated) £m	31 December 2000 (restated) £m

Adjustment to period end market values	(321)	(259)	(102)

Guaranteed liability / MVA adjustment	(362)	(184)	–

Change in equity backing assumption	(64)	–	–

One-off benefit of funds under management transfer	115	–	–

Total pre-tax impact on embedded value earnings	(632)	(443)	(102)

Embedded value in the Life businesses has previously been calculated using a smoothed basis using long term assumptions relating to investment returns, bonus rates, mortality and lapse rates. In 2002, following a review of industry practice, a significant change to the accounting policy has been adopted which has two effects.

Back to Contents

Firstly, the approach to investment returns has now changed and actual period end market levels are used to calculate embedded value, thereby recognising any variation from the long term investment assumptions. The substantial fall in equity values, with year-end FTSE 100 levels of 3,940 compared to 5,217 at the start of the year, has produced a significant negative variance in this item.

Secondly, certain investment products sold in prior years contain valuable options to the customer in the form of investment guarantees at certain dates in the future. There is £4.7 billion of MVA-free and premium guarantee business outstanding in Scottish Mutual and Scottish Mutual International and £2.6 billion of guaranteed annuity business written in Scottish Mutual and Scottish Provident. At the year-end, as the potential cost of these liabilities was substantially above the current and assumed future value (taking account of certain surrender and other assumptions) of the assets that support them, this gave rise to a charge against the embedded value. The new policy also recognises the value of the option to the customer. Hedging has now been put in place to substantially address the interest rate and equity option risk of the products. The additional impact of valuing these options in this manner compared to recognising losses on embedded value assumptions amount to £233m in 2002 and £119m in 2001.

In addition, the percentage of life assurance funds invested in equity markets has been actively reduced during 2002 and subsequently, to protect both customers and shareholders from further falls in equity markets. The long term equity backing ratio assumption has therefore been reduced from 70% to 30%. At the year-end, the actual equity backing ratio was 34% compared to 50% at the end of 2001. Additional derivative based contracts would have produced an effective equity backing ratio of circa 10% at a FTSE level of 3,000 as at February 2003.

Finally, a gain in embedded value has been recognised reflecting the benefit of cost savings connected with bringing the fund management associated with Scottish Provident in house, also giving a small benefit to the costs of the other Life businesses. This is shown separately, with an offsetting impairment charge included in goodwill, as this amount was previously recognised as goodwill on acquisition.

Both the period end values and the change to the equity backing ratio will have the effect of reducing the expected profits from in-force business in 2003 compared to 2002. The resulting impact on a pre-tax basis of the unwind of the discount on a lower embedded value stock is estimated at circa £70m for 2003, prior to any market movements in 2003.

Of note, net capital injections into the Life businesses totalled £866m during 2002.

Wholesale Bank provisioning

As flagged at the interim stage, and in the full year pre-close statement, the 2002 results were adversely impacted by a significant increase in the level of provisioning and losses on asset disposals in the Wholesale Bank. The charges totalled £902m (2001: £271m), broken down as follows:

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Specific provisions	689	226	17

General provisions	71	30	17

IEM impairment	38	–	–

Losses on disposals of credit
impaired assets	104	15	–

Total provisions and losses on
asset disposals	902	271	34

As highlighted in the Chief Executive’s statement, a significant change in strategy for the Wholesale Bank has been determined. Accompanying the execution of this change has been substantial work on risk exposures and asset values within the Wholesale Bank, including in-depth reviews by a range of external advisors. The result of this work is driving improvements to risk management, rationalisation of assets, provisioning and related risk disclosures.

The increased provisioning relates primarily to a marked deterioration in credit quality in certain sectors where Abbey National held risk concentrations. However, a substantial amount of the remaining asset portfolios have also experienced credit spread deterioration since their acquisition. More detail on the makeup of these portfolios is provided in “Analysis of Personal Financial Services and Portfolio Business Unit” below. The losses on disposal of credit impaired assets reflect sales of £10.5 billion (£5 billion RWAs) accomplished during 2002, primarily in the second half.

Of the specific provision charge of £689m, £164m relates to high yield and £123m to private equity. In addition, £162m relates to the power sector and £34m to the aviation sector.

Taking into account the more illiquid and complex parts of the CBO portfolio, the ‘fair value’ deficit relating to the £31.5 billion non-trading bond portfolios as at 31 December 2002 was estimated to be £664m (2001: £428m). This reflects losses that would be realised, largely as a result of credit spread deterioration, were a decision to be taken to sell portfolios down rather than hold them to maturity.

In the loan book specific balance sheet provisions of £204m have been set against £836m of exposures, the majority of which are in part secured. In substantial parts of the remaining portfolio, loan assets would be expected to realise less than book value were they to be sold in the near term rather than held to maturity.

Back to Contents

Abbey National holds significant leasing portfolios. While the finance lease portfolio continues to exhibit sound credit quality, the operating lease portfolios, most notably the IEM aircraft leasing portfolio, would show meaningful deficits if sold in present market conditions.

Private equity exposures have been provided for in line with the recent fund manager valuations. However, in current market conditions, even a controlled disposal process would be expected to realise a lower value for the Group overall.

The general balance sheet provision is now £146m (2001: £91m) driven by a significantly increased charge in 2002.

Goodwill impairment

	Opening balance 1 Jan 2002 £m	Goodwill acquired / disposed £m	Amortisation £m	Write-down £m	Closing balance 31 Dec 2002 £m

Goodwill asset	1,243	(38)	(64)	(765)	376

Goodwill previously
written-off to reserves	1,201	(13)	–	(373)	815

	2,444	(51)	(64)	(1,138)	1,191

Scottish Provident				(604)

First National				(357)

Cater Allen Offshore				(149)

Abbey National business				(12)

Porterbrook				(16)

				(1,138)

As a result of the Group strategic reviews, and changing market conditions, a revised view of the future value of certain assets has been calculated resulting in a goodwill impairment charge of £1,138m. These charges do not impact Group capital ratios.

The write-down with respect to Scottish Provident reflects the proposed exit from the International business, together with a cautious assessment of the growth prospects for the UK protection market, despite the good performance in 2002. This impairment is partly offset by the recognition of £115m pre-tax benefit in embedded value asset following the transfer of funds to Abbey National Asset Managers.

The First National impairment is a result of an assessment of the carrying value of goodwill against the projected financial performance of the businesses. The amount of the impairment is consistent with the proposed sale of parts of First National to GE Consumer Finance announced in February 2003.

The goodwill amortisation charge increased to £64m (2001: £36m), reflecting the full year impact of Scottish Provident. The carrying value of the goodwill asset as at 31 December 2002 was £376m. Based on this amount, the goodwill amortisation impact for 2003 is expected to reduce to circa £19m.

Expensing of stock options
The emerging trend in the accounting industry is to that the fair value of all employee options be charged to the profit and loss account. Adopting this trend through a change in accounting policy results in a pre-tax charge of £7m in 2002 and cumulative prior year adjustments of £17m.

A further provision has also been made in relation to Abbey National ordinary shares acquired in past years through ESOP Trusts and other similar programmes. These have been held at cost against potential share requirements under various stock based employee compensation schemes, significant proportions of which may not vest or be exercised. The decision has been taken to write these down to market value and has led to a pre-tax charge of £37m in 2002. The company is planning to reduce the risk of similar charges in the future through revised share re-purchase and cancellation arrangements, to the extent allowed by the schemes.

Cost programme
Implementation expenses relating to the cost review programme initiated in 2002, totalled £44m. The cost programme is targeting over £200m of annualised cost savings from the PFS businesses by the end of 2005, in addition to removal, to the extent possible, of costs associated within the Portfolio Business Unit’s activities. The relative cost to achieve these savings is expected to be similar to other cost programmes in the financial services sector.

In 2003, the cost of implementation is expected to exceed any cost savings included in that year. Disclosure will be made on programme progress and its financial impact in future results announcements.

Back to Contents

Divisional summary

Profit before tax:

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Retail Bank(1)	930	936	1,002

Abbey National Life	205	202	182

Retail Insurance	92	88	116

Retail Banking	1,227	1,226	1,300

Scottish Mutual	133	164	113

Scottish Provident	46	30	–

First National	110	94	130

Wealth Management
(incl. Inscape and Europe)	58	50	9

cahoot	(25)	(63)	(63)

Wealth Management and
Long Term Savings	322	275	189

Wholesale Banking pre-provisions	595	775	609

Provisions	(760)	(256)	(34)

Losses on disposal of credit impaired assets	(104)	(15)	–

IEM impairment	(38)	–	–

Wholesale Banking	(307)	504	575

Group Infrastructure(2)	(355)	(186)	(146)

Adjust for:

– Embedded value re-basing
and other adjustments	(632)	(443)	(102)

– Other asset disposals	44	130	65

– Cost programme implementation	(44)	–	–

– Share write-downs	(37)	–	–

– Goodwill charges	(1,202)	(36)	(12)

(Loss) profit before tax	(984)	1,470	1,869

(1)	Restated to exclude the proceeds from the sale of the credit card business to MBNA in 2001.

(2)	Restated to exclude goodwill amortisation and the impact of asset disposals included in 2001 and 2000.

Retail Banking
In Retail Banking, profit before tax was marginally higher at £1,227m (2001: £1,226m) driven by volume increases in General Insurance. The Retail Bank benefited from a growth in assets, more than offset by a reduction in fee income.

Wealth Management and Long Term Savings
Profit before tax from Wealth Management and Long Term Savings increased to £322m (2001: £275m). This reflected reduced losses in cahoot and thefirst full year from Scottish Provident.

Wholesale Banking
A loss before tax of £307m was largely due to a significant increase in provisions. Pre-provision operating performance reflected difficult market conditions resulting in a reduction in trading income and fees, while the strategic review of the business led to an active reduction of risk-weighted assets.

Group Infrastructure
Losses in Group Infrastructure increased significantly to £355m (2001: £186m). Of the increased loss, £92m was in operating income, and largely reflected additional funding costs relating to Scottish Provident and the impact of increased subordinated debt borne centrally. Cost growth of £26m (12%), with additional project costs and the head office move, partly offset by reduced corporate advisory fees.

In addition, there was a £51m increase in provisions for contingent liabilities, partly resulting from releases in 2001 of £25m not repeated, with the balance relating to various potential claims.

Group business flows

	31 December 2002		31 December 2001		31 December 2000

Mortgages

Gross mortgage lending	£22.8	bn	£17.2	bn	£12.8	bn

Capital repayments	£15.8	bn	£12.0	bn	£9.6	bn

Net mortgage lending	£7.0	bn	£5.2	bn	£3.2	bn

Mortgage stock	£80.1	bn	£73.1	bn	£67.9	bn

Market share – gross mortgage lending	10.4%		10.7%		10.7%

Market share – capital repayments	11.3%		11.3%		12.2%

Market share – net mortgage lending	8.9%		9.5%		7.9%

Market share – mortgage stock	11.9%		12.4%		12.7%

Savings and Investments

Retail deposits:(1)

Total net deposit flows	1.9	bn	£4.6	bn	£1.4	bn

Outstanding deposits	59.3	bn	£57.4	bn	£51.3	bn

Cash ISA sales
(included in deposit inflows)	1.3	bn	£2.5	bn	£1.3	bn

Investment ISA sales	0.5	bn	£0.3	bn	£0.7	bn

Market share – total household deposit flows	2.2%		7.5%		3.6%

Market share – outstanding
household deposits	7.6%		8.0%		8.3%

Retail deposit flows by business:

Retail Banking	1,034	m	£1,344	m	£427	m

cahoot	£(78	)m	£1,699	m	£177	m

Cater Allen and Inscape	558	m	£857	m	£364	m

Other (including Offshore)	361	m	£660	m	£457	m

	£1,875	m	£4,560	m	£1,425	m

Investment: (2)

New business premiums	3,279	m	£4,101	m	£4,267	m

Annualised equivalent	427	m	£534	m	£524	m

Funds under management	29	bn	£22	bn	£21	bn

Banking

Bank account openings:

Retail Banking	397,000		389,000		294,000

cahoot	46,000		97,000		25,000

Wealth Management	43,000		41,000		12,000

	486,000		527,000		331,000

Bank account stock:

Retail Banking	2,582,000		2,346,000		2,101,000

cahoot	151,000		112,000		17,000

Wealth Management	296,000		301,000		119,000

	3,029,000		2,759,000		2,237,000

Total bank account customer base(3)	3.72	m	3.52	m	3.33	m

Back to Contents

	31 December 2002		31 December 2001		31 December 2000

Credit card openings:

Retail Banking	216,000		162,000		23,000

cahoot	48,000		45,000		46,000

	264,000		207,000		69,000

Credit card stock:

Retail Banking	810,000		610,000		470,000

cahoot	114,000		73,000		35,000

	924,000		683,000		505,000

Unsecured gross lending:

Retail Banking	£1,014	m	£1,117	m	£963	m

cahoot	£507	m	£134	m	£-	m

	£1,521	m	£1,251	m	£963	m

Unsecured lending stock:

Retail Banking	£1,662	m	£1,673	m	£1,472	m

cahoot	£464	m	£116	m	£-	m

	£2,126	m	£1,789	m	£1,472	m

SME bank account openings (net)	36,000		19,000		8,000

SME bank account stock	91,000		55,000		35,000

Insurance and Protection

General Insurance:

New policy sales	546,000		456,000		395,000

Policies in force	2,028,000		2,100,000		2,095,000

Protection:(2)

New business premiums	£112	m	£81	m	£14	m

Annualised equivalent	£112	m	£81	m	£14	m

First National – net loan assets

Secured lending(4)	£2,780	m	£2,309	m	£1,962	m

Motor finance(5)	£2,823	m	£2,869	m	£2,906	m

Retail lending	£1,995	m	£2,294	m	£2,695	m

	£7,598	m	£7,472	m	£7,563	m

(1)	Deposit inflows and stock have been redefined to include all (both retail household and non-household) deposits made through the branch network and remote channels in the Group’s retail orientated businesses, which are predominantly UK based. For market share purposes only personal deposits have been used to calculate the share of ‘UK Household Deposits’, in terms of both stock and flow, using a market size estimated from Office of National Statistics data.

(2)	The acquisition of Scottish Provident was completed on 1 August 2001. 2001 includes a full year for Scottish Provident for comparative purposes. 2000 contains no Scottish Provident values.

(3)	Statistic relates to the Retail Bank only.

(4)	Balance includes Litigation Funding.

(5)	First National Motor Finance balances include the Group’s 50% share of assets held by the PSA joint venture.

Mortgages
Gross mortgage lending of £22.8 billion (2001: £17.2 billion) was up 33% which, combined with capital repayments below our stock share, contributed to growth in net lending, of 35% on 2001. Total net lending of £7.0 billion (2001: £5.2 billion) represents a 8.9% full year net mortgage lending market share, and a second half share of 10.6%.

Mortgage lending to housing associations represented 0.6% and 0.4% of the Group’s net lending and stock shares, whilst commercial and sub-prime lending through First National (included in the assets contracted to be sold to GE Consumer Finance) accounted for 0.3% and 0.3% on the same basis.

Savings and Investment
Total retail deposit inflows were £1.9 billion (2001: £4.6 billion). Within these, household inflows represented an estimated share of market household inflows of approximately 2.2%.

The second half performance was stronger than thefirst, with total retail deposit inflow of £1.7 billion, and an estimated household market share of 5.1%. This was supported by a strong performance in thefixed-rate bond market, with inflows of £0.6 billion in the second half of the year, and market leading internet only accounts, with eSaver regularly in best buy tables since launch in 2000.

cahoot suffered a decline in deposits through 2002, reflecting a re-pricing to move the in-credit account into positive margin.

Investment new business premiums of £3.3 billion were down 20% on 2001, largely reflecting reduced sales of “with-profits” bonds through both Abbey National Life and Scottish Mutual.

In Abbey National Life, despite an estimated 19% fall in the Investment ISA market, sales increased by around 67% on 2001, boosting market share to approximately 9% during 2002. In total, ISA and unit trust sales almost doubled year-on-year, largely offsetting the fall in “with-profit” sales through direct channels. In September, Abbey National signed a deal with Prudential to distribute a version of its ‘Prudence Bond’ with sales commencing from 11 December 2002.

Investment funds under management increased by 32% to £29 billion (2001: £22 billion) following the transfer of £10 billion of Scottish Provident funds to Abbey National Asset Managers in April and inflows of new business, offset by negative investment returns and market movements.

Banking
The momentum in bank account openings was maintained through 2002, with the opening of 397,000 bank accounts through the Abbey National brand alone (2001: 389,000). Banking in-credit balances grew accordingly, with steady improvement in the Abbey National branded primary account base, now at 1.4m, up 9%. With cahoot and other Wealth Management businesses including Cater Allen Private Banking, total account openings were 486,000 (2001: 527,000).

Back to Contents

Credit card openings of 264,000 were up 28% on 2001, largely due to a full year impact of the relationship with MBNA. Total cards in issue are now 924,000. Gross unsecured lending of £1.5 billion (2001: £1.3 billion) increased by 22% driven by strong growth in cahoot.

SME Banking account openings were 89% higher than 2001, with 36,000 accounts opened. The total account base now stands at 91,000, up 65% on last year.

Insurance and Protection
General Insurance new business policy sales were up 20% to 546,000 (2001: 456,000), reflecting strong sales of both household, up 21%, and mortgage payment protection, up 34%, with sales across all channels contributing to this growth. This was offset by reduced motor insurance volumes, which should in part be addressed through new systems delivered through 2002 to support both direct and Internet channels. In total, active policies reduced due to increased new business sales being more than offset by net closures (non-renewals) on the existing book.

Protection new business volumes continued to grow during 2002. In particular, Scottish Provident UK term assurance new business volumes increased by 47%, representing a market share of over 20%.

First National
Total net loan assets increased by 2% to £7.6 billion (2001: £7.5 billion), with growth in secured lending broadly offset by competition-driven decreases in retail lending.

Risk management and post year-end events
Personal and mortgage lending
Throughout 2002, and since the interim stage, the credit quality of the secured lending book has improved significantly. 3 month plus arrears cases now stand at 13,500, down 30% during the year, and 16% since the interim stage. Repossessions are also lower than at the interim stage, and down 36% on the same point last year.

Lending criteria were tightened in 2002, with 86% of all new lending to customers with a loan to value of less than 90%. This compares to 67% in 2001.

In total, the average loan to value on the overall book is estimated at 46% gross of securitised assets. General provisions grew by 17% compared to a growth in the asset of 9%. This is a reflection of the current market conditions and would not necessarily be adequate in the event of a significant economic downturn.

Through 2002, bank account general provisions increased by 53% relative to asset growth of 11%. Excluding First National, Abbey National’s exposure to unsecured lending represents only 2.5% of its total PFS credit exposures.

Life Assurance
Substantial risk management advances have been accomplished with respect to the Life businesses. A number of actions were taken to significantly reduce the Group’s exposure to “with-profits” policies, including, early in 2002, a de-emphasis of“with-profits” new business in the UK and an accelerated process of product migration.

Going forward, the Group’s capital exposure in this area will be further reduced as a result of the Retail Bank’s arrangement with Prudential to distribute a version of its ‘Prudence Bond’. Scottish Mutual has withdrawn its own “with-profits” products from the end of December 2002, prior to the launch of a new lower risk, less capital intensive investment contract in the first quarter of 2003.

In seeking to mitigate ongoing exposure to equity markets relating to historical business written, the actual equity backing ratios (EBR) across the Group’s life assurance operations have been reduced to a level of 34% at 31 December 2002 compared to 50% at the start of the year. In addition the impact of derivative protection introduced, further reduces the equity exposure in the funds at the end of 2002 to an effective EBR of 30%.

Since the year-end, the EBR in the Group’s closed with-profits funds (including the impact of derivatives) has been further reduced. Based on various assumptions, effective EBR at FTSE 100 level of 3,000 would now be approximately 10%. In addition, a variety of hedging strategies have been put in place, effectively cushioning policyholders and the Group against the impact of the previously unhedged guarantee exposures for GAOs and MVA-free guarantees. The cost of this programme was broadly covered by the provision raised and included in the embedded value re-basing and other adjustments. Nevertheless, given the range of assumptions necessary to model life exposures and run hedge programmes against them, particularly those relating to policy surrenders the risk management activity must be expected to reduce, but not eliminate, future profit impacts from these exposures.

Since the year-end, £120m has been injected into the Life companies as a result of January’s falling markets. A fall in equity values comparable to a decline in the FTSE 100 index from 3,500 to 3,000 would broadly necessitate a further £100m of capital to maintain 100% statutory solvency. In February, the Group announced that it had cut annual bonus rates to between 0% – 4% on its “with-profits” policies in force. This was again driven by risk and capital management discipline, striking a fair balance between policyholder and shareholder interests.

Back to Contents

Wholesale Banking
The recently completed strategic review has redefined the scale and role of the Wholesale Bank within the Group’s focus on Personal Financial Services. Core treasury, risk and product structuring and money market operations will be retained, with the remainder of the Wholesale Bank placed in the Portfolio Business Unit. As part of the strategic review, a full assessment of operational andfinancial risks was undertaken, drawing upon external market specialists from a number of institutions.

Since the interim, the business has sought to actively reduce balance sheet exposures and risk concentrations, and has taken on limited new business. Total assets at June were £123 billion, which had reduced to £89.5 billion by the year-end, though close to two-thirds of this reduction was in the short term trading portfolio of Cater Allen International Limited (CAIL). Risk weighted assets have reduced accordingly (relating overwhelmingly to non-CAIL asset reduction), down 18% since the interim stage to £30.4 billion.

Since the year-end, a further £7.7 billion of assets relating to the Portfolio Business Unit have been sold, including strong progress in reducing certain larger single name exposures. This has been achieved at a cost of circa £68m pre-tax. Further updates on progress will be provided at the interim stage.

An enhanced disclosure of Wholesale Banking exposures relating to the Portfolio Business Unit is included in “Analysis of Personal Financial Services and Portfolio Business Unit”, below.

Pension fund and other corporate exposures
In early 2002, the Group closed its final salary pension schemes to new entrants. These have been replaced with a defined contribution scheme where the Group’s obligations are limited to its initial contributions. Additionally, a substantial reduction of the Group’s exposure to equity risk in its pension funds was accomplished early in 2003 reducing the aggregate equity backing ratio in its pension funds to 50% from 80%.

One of Abbey National’s important risk exposures is the potential adverse effect on net interest margins of falling interest rates. This derives primarily from:

• the gap between interest rates on mortgages and savings; exposure is dependent on competitive behaviour and has now been particularly mitigated by hedging, using parts of thefixed rate mortgage book; and

• capital issuance; £1.85 billion of the Group’s subordinated debt and preference share issuance prior to 2002 was not fully swapped to LIBOR–based floating interest rates, leaving un-hedged long term risk exposures to lower interest rates. This exposure has been substantially eliminated in 2003 at an estimated future margin cost in the region of £23m per annum.

First National and other disposals
On 4 February 2003, the sale of First National to GE Consumer Finance was announced. The sale price includes a premium of £218m to net assets (subject to regulatory approvals and other conditions), and relates to £4.8 billion of assets comprising First National’s secured and retail unsecured lending. It excludes Motor Finance and Litigation Funding businesses. The sale covered an estimated £3.9 billion of risk weighted assets.

In January, the Group also disposed of its 5.5% shareholding in Dah Sing at a book profit of £3.3m, releasing £35m in capital.

Critical accounting policies and practices
The preparation of the Group’s financial statements requires management to make estimated assumptions that affect the reported amount of assets and liabilities at the date of thefinancial statements and the reported amount of income and expenses during the reporting period. On an ongoing basis management evaluates its estimates and judgements.

Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Full details of the Group’s key accounting policies are set out within the Accounting policies section of the financial statements. The following estimates and judgements are considered important to the portrayal of the Group’s financial condition.

(a) Provisions for bad and doubtful debts
Provisions for bad and doubtful debts are made for the estimated losses resulting from the inability of its customers to make required payments. The calculation of specific provisions is based on the likelihood of default and the estimated loss on default. These assessments are made using statistical techniques based on previous experience and on management judgement on economic conditions. General provisions are determined using management judgement given past experience, lending quality and economic prospects and is supplemented by formulaic calculations.

(b) Investment securities
Debt securities, equity shares and similar interests held for investment purposes are stated at cost, adjusted for amortisation of premium or discount on an appropriate basis. Provision is made for any impairment. The Group conducts regular impairment reviews of the investment portfolio and considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full.

Back to Contents

(c) Trading securities and derivatives
Securities which are not held for the purpose of investment and the associated funding and derivatives classified as trading are stated at market value. Where external prices are not available, market values are derived using in-house pricing models appropriate for the components of the trading position.

Where instruments such as over-the-counter derivatives are valued using pricing models, the value of the instrument and changes in that value are affected by the model and its underlying assumptions. Valuation adjustments are made for derivative instruments and cover credit and market liquidity risks and future administration costs.

(d) Long term assurance business
The value of the shareholders’ interest in the long term assurance business is determined with reference to assumptions relating to future mortality, persistency, investment return for various categories of investments and levels of expenses (both salary and non salary) based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation.

(e) Impairment of goodwill
The carrying value of goodwill is stated at cost less accumulated amortisation. The carrying value of goodwill is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs. Should an external event reverse the effects of a previous impairment, the carrying value of the goodwill may be written up to a value no higher than the original amortised cost. Impairments are calculated with reference to the discounted cashflows of the entity or income generating unit. Assumptions about expected future cashflows require management to make assumptions about interest rates, the health of the economy and operating costs. This involves significant judgement because such factors have fluctuated in the past and are expected to continue to do so.

Back to Contents

This section provides additional detail on the split between Personal Financial Services (PFS) and businesses to be managed in the Portfolio Business Unit (PBU). This follows the recently completed strategic review.

Profit (loss) before tax
31 December 2002 £m

Personal Financial Services

Retail Bank	930

Abbey National Life	205

Retail Insurance	92

Scottish Mutual (excluding International Operations)	126

Scottish Provident (excluding International Operations)	48

Wealth Management (excluding First National
and European Operations)	50

cahoot	(25)

1,426

Financial products	60

Short term markets & Asset and liability management	88

Group Treasury	148

Group Infrastructure	(355)

PFS trading profit before tax	1,219

Adjust for:

– Embedded value re-basing and other adjustments	(553)

– Goodwill charges	(811)

– Share write-downs	(37)

– Cost programme implementation	(34)

PFS loss before tax	(216)

Portfolio Business Unit

Wholesale Banking businesses
(after credit charges and impairments)	(455)

International Life businesses	5

European Banking	8

First National	110

PBU trading loss before tax	(332)

Adjust for:

– Embedded value re-basing and other adjustments	(79)

– Goodwill charges	(391)

– Other asset disposals	44

– Cost programme implementation	(10)

PBU loss before tax	(768)

Group loss before tax	(984)

The above table is only intended to give broad guidance as to the split of business going forward and comparatives have not been provided above or in the remainder of this section.

It is possible that additional businesses may still be allocated to the PBU, but these will not be significant within the Group context.

Personal Financial Services

Trading profit before tax for the personal financial services businesses was £1,219m. The following analysis calculates pro forma trading earnings per share for the retained PFS business.

Pro forma trading earnings per share

31 December 2002 £m

PFS trading profit before tax	1,219

Esti mated tax expense (assuming 30%)	(366)

Minority interest and preference shares	(124)

Profit attributable to shareholders	729

Average number of shares in issue (m)	1,442

Trading PFS earnings per share (pence)	50.6p

PFS ‘trading’ profit before tax excludes the cost programme expenses and ongoing goodwill amortisation.

Note that the 2003 results for these businesses may vary materially from 2002. Amongst other factors and before the impact of the cost programme, embedded value re-basing in 2002, and the resultant unwind of the discount rate on a lower embedded value stock figure will impact 2003 PFS earnings. The impact is estimated at £70m. In addition, a further decline in the Retail Banking spread is expected, and additional pension costs of circa £34m are possible, subject to market movements and the outcome of the annual review in March. Certain historic capital raisings by the Group incorporated floors, which meant a minimum fixed rate interest rate would be paid (in order to reduce the margin over LIBOR). In the light of a revised approach to risk management and the current interest rate environment, the Group has decided to convert these to a fully floating rate, with an anticipated increase in margin cost going forward of circa £23m.

Portfolio Business Unit
Of the £332m trading loss incurred by the Portfolio Business Unit (reflecting the Wholesale Bank related credit costs), £64m of trading profit relates to First National businesses contracted to be sold to GE Consumer Finance.

In 2003 and thereafter, a material fall in pre-provisions PBU income would be expected dependent on the pace of wind down of the asset based portfolios. In addition, dependent on market conditions and the speed and manner of the asset run-off or disposal process selected, further substantial credit related losses could arise as risk is reduced and capital released.

Back to Contents

Risk weighted assets (RWAs) associated with the PBU as at 31 December 2002 were as follows:

31 December 2002

	Assets £bn	RWAs £bn

Debt securities	32.3	11.1

Loan portfolio	8.4	7.2

Leasing businesses	5.7	3.7

Private Equity	0.8	1.1

Other	1.4	–

Wholesale Banking businesses	48.6	23.1

Consumer and Retail Finance	4.8	3.9

Motor and Litigation Finance	3.2	3.9

First National	8.0	7.8

European Banking and other	3.4	1.8

	60.0	32.7

Note: International Life businesses do not have RWAs, and are therefore excluded from the above analysis.

The Chief Executive’s review provides more detail on the strategic review and direction of the Group, and the resulting split of the existing Group, part of which is depicted in the table above. Further details relating to the Portfolio Business Unit are included below. The remainder of the Annual Report is based on the existing divisional structures as reported at the interim stage.

Profit and loss split by PFS and PBU

	31 December 2002

		Portfolio Business Unit

	PFS £m	First National £m	European Ops and Int.Life(1) £m	Wholesale exit portfolios £m	Total £m

Gross trading income	3,013	416	63	765	4,257

Less: Depreciation of
operating lease assets	(23)	(5)	–	(214)	(242)

Trading income	2,990	411	63	551	4,015

Adjust for:

– Embedded value
re-basing	(553)	–	(79)	–	(632)

– Wholesale Banking
losses asset disposals	–	–	–	(104)	(104)

– Other asset disposals	–	–	–	44	44

– IEM impairment	–	–	–	(38)	(38)

Total income	2,437	411	(16)	453	3,285

Trading expenses	(1,577)	(182)	(48)	(104)	(1,911)

Adjust for:

– Cost programme
implementation	(34)	(7)	–	(3)	(44)

– Share write-downs	(37)	–	–	–	(37)

– Goodwill charges	(811)	(357)	(18)	(16)	(1,202)

Total expenses	(2,459)	(546)	(66)	(123)	(3,194)

Personal Financial
Services provisions	(194)	–	–	–	(194)

Wholesale Bank provisions	–	–	–	(760)	(760)

Other Portfolio Business
Unit provisions	–	(119)	(2)	–	(121)

Loss before tax	(216)	(254)	(84)	(430)	(984)

(1)	The results for the international Life businesses include £40m of costs netted as part of the calculation of embedded value.

Wholesale Banking Exit Portfolios

Assets split by PFS and PBU

	31 December 2002			31 December 2001

	PFS £bn	PBU £bn	Total £bn	PFS £bn	PBU £bn	Total £bn

Treasury bills
and loans to banks	7.0	0.4	7.4	8.8	–	8.8

Loans and advances
to customers	4.0	8.0	12.0	9.6	8.5	18.1

Finance leases	–	3.1	3.1	–	4.4	4.4

Debt securities	26.1	32.3	58.4	18.5	43.3	61.8

Private equity	–	0.8	0.8	–	0.7	0.7

Operating lease assets	–	2.6	2.6	–	2.1	2.1

Other assets and
prepayments	3.8	1.4	5.2	2.6	3.1	5.7

	40.9	48.6	89.5	39.5	62.1	101.6

Closing risk
weighted assets (£bn)	7.3	23.1	30.4	10.4	29.3	39.7

An increase in debt securities in the PFS operations was partially offset by a decrease in loans and advances to customers. Both balances represented predominantly short dated exposures to high quality counterparties, with debt securities relating to investments in Certificates of Deposits and loans and advances relating to reverse repos.

The remainder of this section is aimed at explaining the nature of exposures within the Wholesale Banking PBU portfolios.

Balance sheet provisions
	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Specific provisions	745	278	60

General provisions	146	91	48

Total balance sheet provisions	891	369	108

Total balance sheet provisions more than doubled to £891m during 2002. Specific provisions are based on a detailed review of individual impaired assets.

The level of general provisions also increased, moving towards a more prudent position given the risks inherent on the balance sheet. The difference between profit and loss provision charge and balance sheet provision increase is a reflection of balance sheet provision releases following asset sales and exchange rate movements. This is detailed in the table below:

	Specific provisions £m	General provisions £m	Total provisions £m

2002 opening balance	278	91
369

Profit and loss charge in 2002	689	71	760

Release on disposal	(203)	–	(203)

Other (incl. foreign exchange movements)	(19)	(16)	(35)

2002 closing balance	745	146	891

Back to Contents

Coverage ratios
	31 December 2002 £m	31 December 2001 £m

Debt securities provided against	919	401

Specific provisions	(414)	(255)

Coverage (%)	45.0%	63.6%

Loans provided against	836	119

Specific provisions	(204)	(12)

Coverage (%)	24.4%	10.1%

Total asset provided against	1,755	520

Specific provisions	(618)	(267)

General provisions	(146)	(91)

Total provisions	(764)	(358)

Coverage (%)	43.5%	68.8%

The year-on-year decrease in the coverage ratio for debt securities arises due to the higher proportion of high yield assets included in 2001, which, in line with recovery rates, are generally highly provided for. In addition 2001 included Enron exposures that were 80% provided for. This is partially offset by an increase in the coverage ratio for loans.

Total specific provisions in the table of £618m differs to the total on the balance sheet of £745m, due to provisions relating to private equity.

Structure of additional analysis

	31 December 2002		31 December 2001

	Assets £bn	RWAs £bn	Assets £bn	RWAs £bn

Debt securities	32.3	11.1	43.3	17.3

Loan portfolio	8.4	7.2	8.5	7.1

Leasing businesses	5.7	3.7	6.5	3.8

Private Equity	0.8	1.1	0.7	1.1

Other	1.4	–	3.1	–

Total	48.6	23.1	62.1	29.3

The group has £15.3 billion of assets in conduit vehicles or covered by credit enhanced structures. All of these assets are included in the Group Balance Sheet. The difference in risk weighted assets resulting from the use of these vehicles and structures is £10.4 billion. The majority of the underlying assets in these structures are AA or above. In addition, £0.8 billion of high yield assets are covered by the Newark CBO which is covered in more detail in the high yield section securities below.

Debt securities
	31 December 2002		31 December 2001

	Assets £bn	RWAs £bn	Assets £bn	RWAs £bn

Banks and Financial Institutions	6.5	1.5	7.9	1.8

Sovereign & Government
Agencies	2.0	0.5	4.3	1.6

Corporates	6.8	5.4	8.6	5.9

ABS and MBS	15.9	3.5	21.0	6.5

High Yield	1.1	0.2	1.5	1.5

Total debt securities	32.3	11.1	43.3	17.3

The reduction in investment debt securities principally reflected sales of banks, sovereigns and corporate exposures as well as sales and a run-off of the ABS and MBS portfolios. During the year £3.7 billion of debt securities were transferred from Abbey National Treasury International Limited, part of the Wealth Management businesses.

Total PBU debt securities include £0.8 billion of trading debt securities which are already marked to market and are therefore not included in the analysis below.

Of the current exposures, 68% have a contractual maturity greater than 5 years. The debt securities portfolio, in 2002, generated £190.5m of margin income.

Mark to market analysis
	31 December 2002 £m	31 December 2001(3) £m

Debt securities	32,015	48,286

Less: Provisions(2)	(500)	(357)

Book value of debt securities(1)	31,515	47,929

Add: Book value of related derivatives	(142)	(66)

	31,373	47,863

Market value of debt securities	31,640	47,990

Market value of related derivatives	(931)	(555)

	30,709	47,435

Mark to market on debt securities	125	61

Mark to market on related derivatives	(789)	(489)

	(664)	(428)

(1)	Total debt securities subject to the mark to market adjustment above of £31.5 billion differ to the total debt securities figure of £32.3 billion as a result of £0.8 billion of debt securities held in ‘trading’ books.
(2)	The analysis above is net of £414m specific and £86m general provisions.
(3)	For comparative purposes, debt securities transferred from Abbey National Treasury International Limited in 2002 are included in the mark to market analysis in 2001.

The mark to market table indicates the possible loss, were a decision made to sell the portfolio rather than hold the assets to maturity. Of the overall deficit at 31 December 2002 of £664m, £431m relates to positions where the mark to market, including related derivatives, is less than 90% of book value, of which £271m lies between 80-90% of book value.

The overall increase in the deficit year-on-year is largely due to the effect of the illiquidity of certain CDO positions which combined with other ABS positions represent 78% of the total deficit.

Back to Contents

A large part of the mark to market deficit arises from derivatives. This is not unusual and has arisen because the vast majority of mark to market positions relate to fixed rate bonds that are swapped to floating rate on purchase. Generally, interest rates have fallen since the assets were acquired, reducing the value of the interest rate swaps. Note that this would have been offset by the increased value of the fixed rate securities before the impact of credit widening.

Loan portfolio, and related exposures

	31 December 2002		31 December 2001

	Assets £bn	RWAs £bn	Assets £bn	RWAs £bn

Infrastructure
1.6

2.2

1.4

1.8

Project Finance	2.9	3.3	2.5	2.9

Acquisition Finance	2.1	1.3	2.3	1.8

Structured Finance lending	1.8	0.4	2.3	0.6

Total loan portfolio	8.4	7.2	8.5	7.1

The change in the loan portfolio represented additional investments in Project and Infrastructure Finance assets in the first half of the year partially offset by a run-off of shorter dated maturities in Acquisition and Structured Finance. Approximately half of the Project Finance balance relates to property financing transactions, which are secured on specific property assets. Concentrations are detailed in below.

Maturities on infrastructure and property lending are generally long-dated (in excess of ten years). In total, margin income associated with this business in 2002 equalled £86.2m.

Leasing businesses
	31 December 2002		31 December 2001

	Assets £bn	RWAs £bn	Assets £bn	RWAs £bn

Finance leases	3.1	1.0	4.4	1.6

Operating leases	2.6	2.7	2.1	2.2

Total	5.7	3.7	6.5	3.8

The finance leasing portfolio is predominantly high quality with over 60% of exposure being to counterparties rated AA or better. The operating lease portfolio principally represents assets held by the Porterbrook (£2.0 billion) and IEM (£0.5 billion) subsidiaries.

Private equity
31 December 2002
£m

Opening balance of drawdowns	697

Drawdowns in the current period	311

Disposals	(88)

Provisions	(123)

Closing balance of drawdowns	797

Of the private equity portfolio, £140m is US exposures, £87m is direct or quoted investment, with the remainder relating to European (including UK) exposures. Undrawn commitments represent a further exposure in excess of £650m (2001: in excess of £1 billion). The decrease is largely due to drawdowns noted in the above table.

36% of the US exposure has now been provided for.

Wholesale Bank Exit Portfolios credit exposure analysis

The following analysis is net of provisions of £745m, and includes total undrawn commitments of £2.0 billion. In total, approximately 75% of the exposures in the PBU have external ratings. However, for approximately £19 billion of these, internal ratings have been used in the following analysis. In the vast majority of instances the internal ratings take a more prudent stance.

Credit exposures by credit rating
		31 December 2002		31 December 2001

	Average Exposure	Average of Top 5 exposures	Total Exposure	Total Exposure
	£m	£m	£bn	£bn

AAA	31.0	338.7	15.5	20.0

AA	43.0	475.1	7.4	11.6

A	46.6	299.6	13.6	14.4

BBB	32.1	376.9	8.5	9.3

Total investment grade			45.0	55.3

BB	17.1	59.9	1.6	2.6

B	14.8	43.5	0.6	1.0

CCC	13.5	43.6	0.6	0.4

Total sub-investment grade			2.8	4.0

Equity	n/a	n/a	0.9	0.7

Total exposure			48.7	60.0

Note: Equity exposures included £0.1 billion in respect of the Newark Junior note. This does not appear within the private equity balance on the analysis below as the bonds held within the structure are included in debt securities.

Total investment grade exposures in the PBU fell by £10.3 billion to £45.0 billion (2001: £55.3 billion) driven by Asset and Mortgage Backed securities maturities and sales in the AAA and AA books, combined with an element of downward credit migration. The £0.8 billion decrease in A graded exposures relates to sales of corporate investment securities, while a similar drop in the BBB grade reflects sales of telecoms and manufacturing corporates, and a small reduction in sovereigns.

Exposures below investment grade have also been reduced from £4.0 billion to £2.8 billion, following the Newark high yield securitisation in May 2002, and some sovereign bond upgrades.

The concentrations of investment grade exposures relate in large part to UK and US government and financial services exposures. Within BBB, the top 5 counterparties relate to major international corporates, sovereign bonds and asset finance lending.

Asset backed securities classified as CDOs represent £3.8 billion of the total investment grade securities and £80m of the sub-investment grade securities. Since 31 December 2002, a further £495m has migrated downward into sub-investment grade.

Back to Contents

Credit exposures by sector

					31 December 2002

	Specific Provisions £m		Average of Top 5 exposures £m	Investment Grade £bn	Sub- Investment Grade £bn	Total (net of provisions) £bn

Banks and Financial
Institutions	37		461.6	13.5	0.1	13.6

Sovereign	–		308.9	1.9	–	1.9

Corporates:

– Utilities, energy &
natural r’ces	40		149.6	1.0	–	1.0

– Aero, defence & airlines	–		26.0	0.1	0.1	0.2

– Telecoms	155		87.9	0.5	0.1	0.6

– Manufacturing
& transport	21		210.3	1.3	0.1	1.4

– Other	5		125.7	2.2	0.9	3.1

Asset Finance:

– Project Finance
(incl. Property)	167		122.9	2.7	0.7	3.4

– Infrastructure Finance	–		236.5	2.9	0.2	3.1

– Operating Leasing	–		176.9	0.9	0.2	1.1

ABS / MBS:

– Asset / Mortgage Backed	76		175.5	13.4	0.3	13.7

– CDOs	62		126.8	3.8	0.1	3.9

– Federal Agency	–		251.3	0.8	–	0.8

	563			45.0	2.8	47.8

Credit exposure

Equity related
(excl. undrawns)	182	(1)		–	0.9	0.9

Total exposure	745			45.0	3.7	48.7

				31 December 2001

	Specific Provisions £m	Average of Top 5 exposures £m	Investment Grade £bn	Sub- Investment Grade £bn	Total (net of provisions) £bn

Banks and Financial
Institutions	–	546.7	16.2	0.1	16.3

Sovereign	7	568.3	3.5	0.9	4.4

Corporates:

– Utilities, energy
& natural r’ces	101	149.8	1.1	0.2	1.3

– Aero, defence & airlines	–	17.5	0.1	–	0.1

– Telecoms	64	259.4	1.6	0.3	1.9

– Manufacturing
& transport	25	266.5	1.8	0.2	2.0

– Other	33	146.0	1.9	1.6	3.5

Asset Finance:

– Project Finance
(incl. Property)	–	72.1	1.7	0.1	1.8

– Infrastructure Finance	–	230.9	2.4	0.1	2.5

– Operating Leasing	–	65.4	0.3	0.2	0.5

ABS / MBS:

– Asset / Mortgage Backed	38	236.7	18.0	0.3	18.3

– CDOs	–	167.7	5.5	–	5.5

– Federal Agency	–	386.6	1.2	–	1.2

	268		55.3	4.0	59.3

Credit exposure

Equity related
(excl. undrawns)	10		–	0.7	0.7

Total exposure	278		55.3	4.7	60.0

(1) Balance includes £55m specific provisions relating to the Newark CBO.

Total exposures fell by £11.3 billion during 2002 to £48.7 billion (2001: £60.0 billion).

Exposures to Banks and Financial Institutions, and Sovereigns decreased by £5.2 billion to £15.5 billion as a result of active sales in the investment securities portfolio.

Total corporate exposure of £6.3 billion was reduced by 28% from £8.8 billion, driven by strong reductions in Telecoms and Manufacturing exposures. The exposure to utilities has fallen £0.3 billion, with the largest balances relating to European utilities and oil and gas. However, further exposures classified as ABS and Project Finance in the table, result in a total exposure to utilities of £3.4 billion. Similarly, total exposures to Aerospace were £760m higher as a result of exposures classified as ABS in the table. Strong reductions in Telecoms exposures have resulted from the active sale of positions and the issue of the Newark CBO, with the remaining balances relating to major European fixed line providers.

Manufacturing exposures have reduced by £0.6 billion as a result of investment securities sales. Remaining exposures are to major international manufacturers.

Back to Contents

Asset Finance exposures of £7.6 billion are over 58% higher than 2001, driven by strong growth across the book to predominantly investment grade counterparties.

Exposures to ABS and MBS fell significantly to £18.4 billion (2001: £25 billion) in large part due to the natural maturity of the book, decreased business activity, and active sales. Top 5 exposures are all investment grade ABS counterparties, and mostly AAA. CDO exposures have fallen by £1.6 billion due to roll-off and, more recently, sales. The small increase in sub-investment grade CDO exposure is driven by credit migration. Overall the top 5 counterparties are rated BBB+ or better.

Credit exposures by region
		31 December 2002

	Investment Grade £bn	Sub- investment Grade £bn	Total £bn

Europe
20.2

2.3

22.5

North America	22.0	1.2	23.2

Asia-Pacific	2.6	0.1	2.7

Latin America	–	0.1	0.1

Middle East	0.2	–	0.2

Total exposure	45.0	3.7	48.7

		31 December 2001

	Investment Grade £bn	Sub- investment Grade £bn	Total £bn

Europe	21.6	1.8	23.4

North America	29.7	2.6	32.3

Asia-Pacific	3.7	0.1	3.8

Latin America	0.1	0.2	0.3

Middle East	0.2	–	0.2

Total exposure	55.3	4.7	60.0

The largest regional fall was to North American exposures, down 28% to £23.2 billion (2001: £32.3 billion). This resulted in large part from the roll-off and increased sales activity in investment securities, including ABS, CDOs and corporate bonds. The decrease in sub-investment grade was the result of the Newark CBO in May 2002, offset by some credit migration in the power sector.

European exposure fell by £0.9 billion to £22.5 billion (2001: £23.4 billion) with bond sales offset in part by increases in loan portfolios such as Infrastructure. Sub-investment grade exposures have increased to £2.3 billion (2001: £1.8 billion) due to increased activity in the European LBO market, and more generally, downward credit migrations in Europe. Of the European exposure, 55% related to the UK.

Exposures in the Asia-Pacific region decreased by 29% to £2.7 billion (2001: £3.8 billion), attributable to active selling of concentrations in capital market exposures to sovereigns and corporates in the region.

The decrease of £0.2 billion in Latin American exposures is the result of the active sale of sovereign bonds. Middle East exposures have remained relatively stable, and are not significant.

AAA, AA and A grade by exposure

	31 December 2002		31 December 2001

	Average of Top 5 exposures £m	Total exposure £bn	Total exposure £bn

Banks and Financial Institutions	461.6	13.1	15.6

Sovereign	265.3	1.6	2.4

Corporates	186.0	2.9	2.9

Asset Finance	148.6	2.0	1.3

ABS / MBS	246.7	16.9	23.7

Total exposure		36.5	45.9

In total, exposures to AAA to A- graded investments fell by 21% to £36.4 billion with significant reductions in Banks and Financial Institutions ABS/MBS and CDOs. These reductions reflect sales and maturities particularly in the second half of 2003. Greatest concentrations to individual counterparties are to international banks. Sovereign exposures are to Japan, the UK and emerging European countries. The largest exposures within ABS are to the US government, US government agencies, securitised property rental and credit card receivables. Greatest corporate exposures relate to oil and gas, utility and motor manufacture. The largest Asset Finance exposures relate to the rail industry and property companies.

BBB grade by exposure type

		31 December 2002		31 December 2001

	Specific provisions £m	Average of Top 5 exposures £m	Total exposure £bn	Total Exposure £bn

Banks and Financial Institutions	–	39.4	0.4	0.6

Sovereign	–	70.7	0.3	1.1

Corporates	–	218.8	2.3	3.6

Asset Finance	1	298.8	4.4	3.1

ABS / MBS	58	92.2	1.1	0.9

Total exposure	59		8.5	9.3

In total, exposures to BBB graded investments fell by 9% to £8.5 billion (2001: £9.3 billion) with strong reductions in exposures to sovereigns and corporates, offset by growth in Asset Finance and an increase in ABS/MBS due primarily to downward credit migration.

Sovereign exposures fell £0.8 billion, largely due to bond sales primarily in Asia. Corporate exposures were reduced by £1.3 billion due to continued bond sales and the Newark CBO. The Top 5 counterparties are major manufacturing and service providers, to whom our exposures have continued to reduce in 2003.

Asset Finance exposures at £4.4 billion are £1.3 billion higher than 2001, due to increased activity in the structured property, projectfinance and infrastructure markets as well as new business from the leasing operations. Exposures are generally well secured on assets, and the largest exposures are to specialfinance vehicles relating to major infrastructure projects.

Back to Contents

As identified under the credit exposures by credit rating table, sub-investment grade CDO exposure has increased by £495m in 2003.

Sub-investment grade credit exposure

		31 December 2002		31 December 2001

	Specific provisions £m	Average of Top 5 exposures £m	Total exposure £bn	Total Exposure £bn

Banks and Financial Institutions	37	18.6	0.1	0.1

Sovereign	–	–	–	0.9

Corporates	52	50.4	1.2	0.9

Asset Finance	167	59.4	1.1	0.4

ABS / MBS	80	27.8	0.4	0.3

Credit exposure	336		2.8	2.6

High yield (1)	223	38.3	0.1	1.4

Private equity
(excluding undrawns)	127		0.8	0.7

Total exposure	686		3.7	4.7

(1)	High yield exposure in 2001 includes certain loan counterparties amounting to £0.2 billion.

In total, sub-investment grade exposures fell by 21% to £3.7 billion (2001: £4.7 billion). The significant fall in high yield exposures following the Newark CBO in May 2002, and upward credit migration of sovereign risk, have been partly offset by increased exposures, particularly in corporates and Asset Finance.

Corporate sub-investment grade exposures increased by £0.3 billion due to increased activity in the European LBO markets, and downward credit migration. Exposures are mostly secured loan exposures to European based corporates.

Sub-investment grade exposures in the Asset Finance book increased by £0.7 billion, mostly driven by credit migration in the power sector and operating lease assets. Three US based power project deals, in addition to aircraft leasing and infrastructure deals, impact the Top 5 average balances.

High yield securities
31 December 2002 £bn

Opening balance (net of provisions) at 31 December 2001	1.2

Less:

Asset disposals	(0.3)

Additional provisions	(0.1)

High yield securities assets	0.8

Amount covered by credit protection through the CBO	(0.7)

High yield securities exposure	0.1

The net exposure of assets not covered under the Newark CBO is £9.5m. The net exposure of £0.1 billion above also comprises the holding of the Newark junior note of £57m net of a balance sheet provision of £55m. Dependant on portfolio performance, Abbey National also remains liable to extra margin contribution of up to £88m annually in respect of Newark.

First National
	31 December 2002

	Assets £bn	RWAs £bn

Consumer and Retail Finance Lending	4.8	3.9

Motor Finance	2.9	3.6

Litigation Finance	0.3	0.3

	8.0	7.8

The consumer and retail finance lending businesses are contracted to be sold to GE Consumer Finance, as announced on 4 February 2003. Subject to completion, the disposal will release RWAs of £3.9 billion in 2003, and will realise a premium to net assets of £218m subject to disposal costs and potential pre-completion adjustments. This is consistent with the remaining goodwill carried in reserves.

The risk weighted assets of Motor Finance include 100% of assets held by the PSA joint venture, while only 50% of the assets are included on the balance sheet. For Motor Finance and Litigation Funding, consideration is being given to a range of strategies to maximise value to our shareholders, including disposal opportunities.

International operations
All operations focusing on international markets, excluding certain funding and deposit taking activities, have been designated non-core.

The international Life businesses contributed £5m to Group trading profit before tax, and generated circa £0.9 billion of new business premiums (annualised equivalent of £111m).

Abbey National France and Abbey National Italy returned to profitability in 2002, in total contributing £8m.

Back to Contents

Group operating income

Group trading income

	31 December 2002 £m	31 December 2001 (restated) £m	31 December 2000 (restated) £m

Statutory net interest income	2,689	2,692	2,680

Statutory non-interest income	876	1,400	1,512

Less: Statutory depreciationof operating lease assets	(280)	(256)	(178)

Adjusted non-interest income	596	1,144	1,334

Total income	3,285	3,836	4,014

Adjust for:

– Embedded value re-basing and other adjustments	632	443	102

– Wholesale Banking losses on asset disposals	104	15	–

– Other asset disposals	(44)	(130)	(65)

– IEM impairment	38	–	–

Trading income	4,015	4,164	4,051

Other asset disposals comprise:

Wholesale Banking leasing companies	44	–	–

Credit card business	–	49	–

Aitken Campbell	–	52	–

London Stock Exchange shares	–	17	–

Willis National	–	12	–

Sale and leaseback of property portfolio	–	–	65

	44	130	65

The remainder of this section details the key drivers contributing to the 4% decline in trading income.

Group trading income by division

	31 December 2002 £m	31 December 2001 (restated) £m	31 December 2000 (restated) £m

Retail Banking	2,444	2,392	2,462

Wealth Management and Long Term Savings	831	788	753

Wholesale Banking	809	961	764

Group Infrastructure	(69)	23	72

Trading income	4,015	4,164	4,051

Year ended 31 December 2002 compared to year ended 31 December 2001

Retail Banking trading income increased 2% to £2,444m (2001: £2,392m), reflecting growth in net interest income despite a narrowing of the spread, and a stronger contribution from general insurance sales.

Trading income from Wealth Management and Long Term Savings was up 5% to £831m (2001: £788m), partly due to thefirst full year contribution from Scottish Provident, but also supported by increased cahoot unsecured lending, the re-pricing of cahoot deposits and growth in Cater Allen Private Bank.

In Wholesale Banking, trading income was down 16%, reflecting difficult market conditions, asset reductions and the lack of new business written in the second half.

In Group Infrastructure, negative trading income of £(69)m (2001: £23m) reflects the full year impact of the Scottish Provident acquisition, and the impact of increased gearing levels borne centrally.

Year ended 31 December 2001 compared to year ended 31 December 2000

Trading income from Retail Banking decreased by 3% to £2,392m (2000: £2,462m) due to the ongoing managed 15 basis point spread decline and increased operating lease depreciation in Business Banking due to the full year impact of the acquisition of Highway.

Wealth Management and Long Term Savings trading income increased by 5% to £788m (2000: £753m) due to the acquisition of Scottish Provident on 1 August 2001 and higher earnings from the in-force book in Scottish Mutual and Scottish Mutual International. These were partly offset by reductions in margins within First National.

Wholesale Banking trading income increased 26% to £961m (2001: £764m) due to strong new businessflows in assetfinancing, risk management andfinancial products, and securitiesfinancing. Margins also benefited from improved funding costs.

In Group Infrastructure, reduced trading income of £23m (2000: £72m) reflected the cost of funding the Scottish Provident acquisition and the impact of the change in accounting policy in relation to the Reserve Capital Instruments issued in 2001.

Retail Banking net interest income – spread

	31 December 2002%	31 December 2001%	31 December 2000%

Net interest income (£ m)	1,666	1,586	1,615

Average spread (1)	1.79	1.86	2.01

Average asset spread	0.93	0.81	0.83

Average liability spread	0.86	1.05	1.18

Average margin (2)	2.03	2.11	2.27

Year end free to go SVR asset (% of total)	23	26	28

Year end SVR free to go asset spread (%)	1.99	1.67	1.43

Year end branch-based deposits (% of total)	33	34	37

Year-end branch-based deposit spread (%)	2.73	3.26	3.28

Note: Retail Banking spreads and margins calculated exclude general insurance, unsecured personal loans and Abbey National Life. In addition, the half one asset and liability spreads have been restated to: Asset spread 0.93%; Liability spread 0.89%.

(1)	Average spread is defined as interest received (less suspended interest) over average interest earnings assets, less interest payable over interest bearing liabilities (including an element of Wholesale Lending).
(2)	Average margin is defined as net interest income (less suspended interest but after a recapitalisation adjustment) divided by the average interest earning assets.

Year ended 31 December 2002 compared to year ended 31 December 2001

The full year Retail Banking average spread was 179 basis points, down from 186 basis points for 2001. The second half spread was 175 basis points.

Back to Contents

Despite a reduction in the spread, and a dual pricing liability charge of £9m, net interest income of £1,666m was up 5% (2001: £1,586m). This reflected growth in asset balances, largely resulting from high levels of new mortgage business. In addition, the low interest rate environment and competitive marketplace have resulted in higher levels of redemptions, with associated fees up £67m, totalling £198m in 2002.

The stock of‘free to go’ standard variable rate (SVR) asset declined marginally through 2002, and as at the end of 2002 represented 23% of the total. The tied SVR asset halved through 2002 to around £2 billion.

The majority of the mortgage book is currently in an incentive orfixed rate period, after which it reverts to standard variable rate. Over £3 billion asset are now in various flexible mortgages; simple products allowing customers to reduce their mortgage quickly by over-paying whenever they want, while keeping their banking and savings accounts separately.

In addition, £19 billion of the mortgage asset is now in products where rates are linked directly to base rates.

Mortgage new business margins have tightened through 2002, and in the second half there has been a shift towards fixed rate lending.

The percentage of branch-based deposits was held broadly constant through 2002, following sharper reductions in previous years. The spread on branch-based accounts compressed during 2002 reflecting more competitive product offerings and the impact of lower base rates. Growth in current account balances during the year helped to support overall spreads.

Year ended 31 December 2001 compared to year ended 31 December 2000

The Retail Banking average spread declined from 201 basis points to 186 basis points in 2001. This was part of the ongoing managed spread exercise, although the impact was partially negated by record mortgage and unsecured lending volumes resulting in increased mortgage redemption income. The introduction of mortgage base rate trackers reduced the opportunity to spread widen whilst the sale of the credit card also impacted 2001 performance. As a result net interest income was 2% lower at £1,586m.

Retail Banking trading non-interest income by product

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Mortgage	149	154	161

Savings	67	69	65

Life Assurance	208	204	189

Banking	163	170	206

Business Banking (including depreciation of operating lease assets)	9	48	37

Insurance and Protection	149	134	163

Unsecured personal lending	33	27	26

Trading non-interest income	778	806	847

Year ended 31 December 2002 compared to year ended 31 December 2001

Net mortgage related fee income of £149m was down marginally (2001: £154m). Within this decline is a £37m one-off benefit relating to the amortisation of introducer fees over 6 years (the average life of a mortgage), previously charged in the year incurred. In addition, a £24m benefit associated with mortgage indemnity guarantee (MIG) fees, resulting from amortisation over 6 years compared to 7 years previously assumed. This has been offset by increased mortgage new business volumes, and a one-off adjustment in 2001 of £32m reflecting treatment of MIG moving from an actuarial to straight line amortisation basis.

Savings related fee income was marginally down at £67m (2001: £69m). This was due to a fall in commissions receivable on sales of Abbey National Life policies, arising from lower sales of “with-profits bonds”.

The trading income of the life businesses is described in detail below.

Banking fee income of £163m is down marginally on last year’s levels (2001: £170m). This is primarily as a result of reduced interchange fees received from Link, offset by a net increase in bank account income following the introduction of revised tariffs and increased volumes. Fees relating to the distribution of credit cards supplied by MBNA also had a positive impact.

The fall in fee income relating to business banking was largely due to the disposal of First National Vehicle Holdings in April. Net of depreciation on operating lease assets, this accounted for £30m of the £39m year-on-year decline.

Growth in retail insurance commissions, up 11% to £149m (2001: £134m) reflected improvements across most product lines, supported by improved systems and on-line functionality, in addition to strong growth in the‘Peace of Mind’ product.

Unsecured personal lending non-interest income increased by 22% to £33m (2001: £27m), driven by increased fee income resulting from payment protection on higher average loan sizes.

Year ended 31 December 2001 compared to year ended 31 December 2000

Non-interest income declined by 5% to £806m (2000: £847m) driven by reductions in Banking and Insurance and Protection income, partially offset by increased Life Assurance and Business Banking revenues. Banking suffered from the abolition of ATM disloyalty fees whilst the development and launch of the insurance platform impacted Insurance and Protection income. Growth in Business Banking income resulted from the SME proposition push, while strong protection plan sales and higher earnings from the in-force book impacted Abbey National Life.

Back to Contents

Life Assurance income
			31 December 2002

	AN Life £m	Scottish Mutual £m	Scottish Provident £m	Total £m

New business contribution to EV	31	32	20	83

Contribution from existing business to EV:

– expected return	50	108	30	188

– experience variances	15	19	(6)	28

– changes in assumptions and other items	35	–	3	38

– integration costs	–	–	(16)	(16)

Increase in value of long term assurance businesses	131	159	31	321

Non-EV earnings:

ANUTM and ANPIM contribution	63	–	–	63

Other income andoperating expenses	11	(26)	15	–

Trading profit from long term assurance	205	133	46	384

Less: Embedded value re-basing and otheradjustments	(32)	(549)	(51)	(632)

Statutory profit (loss) from long term assurance businesses	173	(416)	(5)	(248)

New business margin (%) (1)	41%	16%	16%	21%

			31 December 2001

	AN Life £m	Scottish Mutual £m	Scottish Provident £m	Total £m

New business contribution to EV	52	82	9	143

Contribution from existing business to EV:

– expected return	52	104	14	170

– experience variances	11	(6)	11	16

– changes in assumptions and other items	25	4	–	29

– integration costs	–	–	(13)	(13)

Increase in value of long term assurance businesses	140	184	21	345

Non-EV earnings:

ANUTM and ANPIM contribution	53	–	–	53

Other income and operating expenses	9	(20)	9	(2)

Trading profit fromlong term assurance	202	164	30	396

Less: Embedded value re- basing and other adjustments	(34)	(351)	(58)	(443)

Statutory profit (loss) from long term assurance businesses	168	(187)	(28)	(47)

New business margin (%) (1)	40%	29%	23%	32%

Note: Abbey National Life is included within the Retail Banking division, while Scottish Mutual and Scottish Provident are part of the Wealth Management and Long Term Savings division.
(1)	New business margin is calculated as new business contribution to EV, divided by related annualised equivalent premiums for Life contracts.

New business contribution to embedded value, representing the profit earned from sales of new business after allowing for acquisition costs including commission, fell for Abbey National Life and Scottish Mutual mainly due to the decrease in sales of “with-profit” bonds, reflected in the decline of overall margins.

The expected return is the profit expected from in-force policies at the start of the period, and in Scottish Provident a full year contribution has driven the increase.

Experience variances capture the difference between actual experiences in the period compared to the assumptions, except for investment returns, which are handled separately, contained within the opening embedded value. In Abbey National Life the experience variances in 2002 include mortality and critical illness benefits and expense underruns. In Scottish Mutual a one-off benefit from tax settlements is offset by pension lapse losses in the UK and expense overruns in the international businesses. In Scottish Provident the principal item relates to expense overruns during the integration phase.

The main component of the changes in assumptions and other items represents improvements in Abbey National Life mortality experience. At the half year 2002, £25m was included for Scottish Provident as trading income from long term assurance as partial credit for the funds under management transfer. This is now included within embedded value re-basing and other adjustments.

In Scottish Provident, integration expenses of £16m were incurred in order to achieve annualised savings which reached 86% of the targeted £55m by end 2003 (after allowing for the impact of the increase in new business volumes).

The contribution from Abbey National Unit Trust Management and Abbey National PEPs and ISAs Managers has increased largely due to the increase in single ISA and unit trust volumes, which almost doubled in 2002.

Other income and operating expenses represent net earnings on capital offset by the Group’s internal charge for capital (that impacts non-interest income). Where capital injections are made to the shareholder fund, the earnings on these are recorded as interest income, whereas injections into the long term funds impact embedded value (non-interest income).

The new business margin percentage is influenced by the relative proportions of life, pension and protections products as well as being impacted by the split between single and regular premium contracts. The main reason for the year-on-year decline is due to reduced sales of “with-profits” products. In Scottish Provident the margin narrowing reflects market pressures.

Back to Contents

The table below shows the Abbey National Asset Managers funds under management by company, and split by type of business:

	31 December 2002

	AN Life £bn	Scottish Mutual £bn	Scottish Provident £bn	Total £bn

With-profit fund	–	9.3	5.1	14.4

Non-profit fund	4.9	7.6	2.4	14.9

Total	4.9	16.9	7.5	29.3

The with-profit Scottish Provident fund has been closed since acquisition. With-profits business previously written through Abbey National Life is reassured to Scottish Mutual.

Life assurance– new business premiums

	31 December 2002

	AN Life £bn	Scottish Mutual £bn	Scottish Provident £bn	Total £bn

Single

Pension	29	623	159	811

Life and investments:

– ISA and unit trusts	1,031	50	–	1,081

– Life and other bonds	111	222	155	488

– With-profits	101	688	–	789

	1,272	1,583	314	3,169

Annual

Pension	18	42	9	69

Life and investments:

– ISA and unit trusts	19	–	–	19

– Life and other bonds	5	2	15	22

– Term assurance and protection	27	15	70	112

	69	59	94	222

Total new business premiums	1,341	1,642	408	3,391

Annualised equivalent(1)	196	217	125	538

	31 December 2001

	£ m	£ m	£ m	£ m

Single

Pension	22	717	34	773

Life and investments:

– ISA and unit trusts	542	8	–	550

– Life and other bonds	104	173	153	430

– With-profits	705	1,505	–	2,210

	1,373	2,403	187	3,963

Annual

Pension	18	47	8	73

Life and investments:

– ISA and unit trusts	41	–	–	41

– Life and other bonds	–	4	20	24

– Term assurance and protection	20	13	48	81

	79	64	76	219

Total new business premiums	1,452	2,467	263	4,182

Annualised equivalent (1)	216	304	95	615

(1)	Calculated as the sum of 10% of single premium new business premiums, plus annual new business premiums.
Note: 2001 has been adjusted to include a full year of Scottish Provident (acquired 1 August 2001).

Single premium pension sales increased by 5%, largely due to the reinvestment in thefirst half of 2002 of pension scheme compensation payments made to Scottish Provident policyholders on demutualisation.

Single ISA and unit trust sales almost doubled in 2002 to £1.1 billion (2001: £0.6 billion). The rise was largely due to the increased number of structured ISA tranches sold through Abbey National Life during 2002.

Total life and other bonds were 12% ahead of 2001 mainly due to sales of the flexible investment bond in Scottish Mutual.

As expected, Scottish Mutual and Abbey National Life have suffered in 2002 due to the decline in “with-profit” bond sales. Scottish Mutual plans to launch a new smoothed investment product in early 2003. Whilst Abbey National Life signed a deal with Prudential to distribute a version of its ‘Prudence Bond’ with sales commencing from December 2002.

2002 protection sales were 38% ahead of 2001, largely due to increased sales of term assurance contracts through Scottish Provident, but also boosted by Pegasus “Whole of Life” and Abbey National Life protection sales.

Wholesale Banking trading income

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Net interest income	459	508	441

Dealing profits	103	174	107

Fee income	24	73	52

Operating lease income(net of depreciation and impairment)	152	151	91

Private equity realisations	34	29	28

Other	37	26	45

Trading income	809	961	764

Year ended 31 December 2002 compared to year ended 31 December 2001

Net interest income fell by 10% to £459m (2001: £508m) due predominantly to the restructuring of the investment portfolio. In total, assets were down 12%, and risk weighted assets by 23%.

Dealing profits and net fee income were lower due to poor global trading conditions and lower new business activities. Operating lease rental income reflects the full year impact of IEM, offset by increased charges for maintenance relating to Porterbrook. Private equity realisations remain in line with prior years. Other income principally relates to gains on other asset disposals and foreign currency exposures.

Year ended 31 December 2001 compared to year ended 31 December 2000

Wholesale Banking trading income increased 26% to £961m due to strong new business flows in asset financing, risk management and financial products, and securities financing. Ongoing lending and strong new business margins contributed to a 15% increase in

Back to Contents

net interest income to £508m. Margins also benefited from improved funding costs, supported by the establishment of a US branch, which has broadened Abbey National’s access to global funding markets.

Group Infrastructure trading income

Year ended 31 December 2002 compared to year ended 31 December 2001

Trading loss in 2002 was £69m, compared to trading income of £23m in 2001. This is largely due to the impact of funding Life businesses, including the Scottish Provident acquisition and capital injections through 2002.

Group Infrastructure operating income should reflect earnings on the equity (i.e. interest free) element of the Group’s surplus capital. To achieve this, the business unit statutory results are adjusted to reflect the impact of the regulatory capital they absorb, assuming a historical 70:30 equity: debt ratio, rather than the statutory capital they hold.

Over the last two years the Group has raised a significant amount of Tier 2 and interest bearing Tier 1 innovative capital, which now totals 62% of Group capital. The increased interest cost before tax, associated with the Tier 2 capital, has been reported in Group Infrastructure, and resulted in a net loss in 2002.

The balance of the year-on-year movement related to other funding arrangements with the Retail Bank.

Year ended 31 December 2001 compared to year ended 31 December 2000

Reduced trading income in Group Infrastructure of £23m (2000:£72m) reflected the cost of funding the Scottish Provident acquisition and the net interest income impact of Reserve Capital Instruments, following the change in accounting policy.

Group operating expenses
Group trading expenses

	31 December 2002	31 December 2001 (restated)	31 December 2000 (restated)
	£m	£m	£m

Statutory operating expenses (excluding depreciation of operating lease assets)	3,194	1,856	1,819

Adjust for:

– Cost programme implementation	(44)	–	–

– Share write-downs	(37)	–	–

– Goodwill amortisation	(64)	(36)	(12)

– Goodwill impairment	(1,138)	–	–

Trading expenses	1,911	1,820	1,807

Of which:

Stock option expensing	7	6	4

Pension costs	100	74	70

Group trading expenses increased 5% to £1,911m (2001: £1,820m).

Group trading expenses by division

	31 December	31 December	31 December
	2002	2001	2000
		(restated)	(restated)
	£m	£m	£m

Retail Banking	1,067	1,016	995

Wealth Management and Long Term Savings	378	392	452

Wholesale Banking	214	186	155

Group Infrastructure	252	226	205

Trading expenses	1,911	1,820	1,807

Year ended 31 December 2002 compared to year ended 31 December 2001

Operating expenses in the Retail Bank increased by 5% to £1,067m (2001: £1,016m) as a result of investment in general insurance and customer relationship management platforms, an increase in customer-facing staff, pension cost increases and increased marketing spend in attacking the ‘big 4’ in personal and SME banking. Life assurance related expenses reported in embedded value were £28m (2001: £25m).

In Wealth Management and Long Term Savings, trading operating expenses fell by 4% to £378m (2001: £392m) driven by the non-repetition of First National related integration costs. In addition, expenses in cahoot fell as investment spend reduced. Most of life assurance related expenses are reported on a net basis in embedded value earnings. These totalled £209m in 2002 (2001: £161m).

Wholesale Banking trading expenses of £214m (2001: £186m) were higher as a result of a full year impact of 2001 growth, which has subsequently been curtailed, and costs associated with the move to new premises incurred in the second half of the year.

Trading expenses in Group Infrastructure increased by £26m to £252m (2001: £226m) driven by increased (internal audit and risk management) headcount, property costs relating to the relocation of head office, and increased pension costs. This has been partly offset by reduced corporate advisory fees.

Year ended 31 December 2001 compared to year ended 31 December 2000

Group trading expenses increased 1% to £1,820m (2000: £1,807m). Wholesale Banking trading expenses rose by 20% due to business development and other expansion costs (since curtailed). Group Infrastructure trading expenses increased by 10% due to additional costs from the amortisation of goodwill in relation to the Scottish Provident acquisition and corporate advisory fees in relation to merger and acquisition activity in the first half of 2001. These were partly offset by reduced costs in Wealth Management and Long Term Savings following the disposal of Abbey National Benefit Consultants and lower set-up and development costs in cahoot.

Back to Contents

Personal Financial Services provision charge

	31 December 2002	31 December 2001	31 December 2000
	£m	£m	£m

Secured	32	42	43

Unsecured	107	100	113

Retail Banking	139	142	156

First National	115	113	112

cahoot	12	7	2

Other	2	1	3

Wealth Management and
Long Term Savings	129	121	117

Total lending provisions	268	263	273

Provisions for contingent liabilities
and commitments, and other	47	(9)	19

Personal Financial Services provisions	315	254	292

Note that the statutory definition of provisions for bad and doubtful debts includes £247m of cost relating to Wholesale Banking exposures, not included in the above table.

Year ended 31 December 2002 compared to year ended 31 December 2001

Lending related provisions remained broadly flat in total, with a decrease in the Retail Bank of £3m to £139m (2001: £142m), more than offset by the charge in Wealth Management and Long Term Savings, increasing to £129m (2001: £121m) as a result of asset growth in cahoot.

Secured lending provisions of £32m, were lower compared to 2001, with improvements in arrears, properties in possession and losses per case offset by an increased general provision driven by asset growth.

In total, provisions increased by 24% to £315m, almost entirely due to an increase in provisions for contingent liabilities and commitments to £47m (2001: £(9)m). The year-on-year increase was partly the result of £25m write-backs in 2001 not repeated, and additional provisions raised in 2002 in relation to potential claims.

Year ended 31 December 2001 compared to year ended 31 December 2000

Total Personal Financial Services provisions decreased by 13% to £254m driven by reductions in Retail Banking provisions and contingent liabilities.

Retail Banking secured lending provisions decreased 26% as a result of a 14% reduction in the level of secured arrears and a 40% fall in the stock of properties in possession. Unsecured lending provisions fell 3% due to the removal of credit card risk following the sale of the credit card business, and more effective risk and debt management on overdrafts, resulting in a 11% reduction in the value of arrears against a 22% growth in the overdraft asset.

The charge for contingent liabilities and commitments decreased by £30m following the release of provisions no longer required, and reduced charges relating to the pensions misselling review.

Total Personal Financial Services non-performing loans (NPLs)(1)

	31 December 2002	31 December 2001	31 December 2000
	£m	£m	£m

Loans provided for	669	848	915

Arrears greater than 90 days not provided	550	798	885

Non-accruing lending	22	28	160

Total non-performing loans	1,241	1,674	1,960

Total loans and advances to customers	76,571	69,657	71,127

Total provisions	487	498	527

NPLs as a % of loans and advances	1.62%	2.40%	2.76%

Provisions as a % of NPL’s	39.24%	29.75%	26.89%

(1)	Table excludes Wholesale Banking.

The number of non-performing loans decreased in each of the major product categories, despite strong asset growth over the period. The number of non-performing secured loans (excluding Abbey National business) decreased by around 30%, to the lowest level for a decade.

In total, the value of non-performing loans as a percentage of loans and advances continued to improve, ending the year at 1.62% (2001: 2.40%). The level of provisions coverage also increased, closing at 39.24% (2001: 29.75%).

Retail Banking arrears and properties in possession

	31 December 2002			31 December 2001

	No. cases (000)	% of total	CML industry average %	No. cases (000)	% of total	CML industry average %

1 – 2 months
arrears	24.8	1.78	n/a	30.2	2.15	n/a

3 – 5 months
arrears	8.7	0.63	0.59	11.3	0.81	0.72

6 – 11 months
arrears	3.8	0.27	0.30	6.2	0.44	0.38

12 months
+ arrears	1.0	0.07	0.15	1.9	0.13	0.18

Mortgage properties in possession

	31 December 2002			31 December 2001

	Nos	% of loans	CML industry average %	Nos	% of loans	CML industry average %

No. of
repossessions	1,110	0.08	0.05	1,727	0.12	0.07

No. of sales	1,414	0.10	0.06	2,042	0.15	0.08

Stock	419	0.03	0.02	819	0.06	0.05

Notes:	The above tables exclude First National and Abbey National business.

The provision charge on secured advances were lower at £32m, (2001: £42m) with lower non-performing assets, lower losses per case and fewer repossessed properties incurring a loss on disposal. This was offset by the higher asset base.

Mortgage arrears continued to improve throughout 2002, with the key highlights being a 30% reduction in the level of 3 month plus arrears cases to 13,500 (2001: 19,400). In the second half, arrears have continued to reduce falling by 16% compared to the first half.

Back to Contents

In addition, the number of possessions reduced by 36% to 1,110 cases (2001: 1,727 cases) and the stock of properties in possession fell by 49% to 419 properties (2001: 819 properties).

Retail Banking– banking and UPL arrears

	31 December 2002	31 December 2001	31 December 2000
	£m	£m	£m

Banking arrears(1)	54	56	63

Unsecured personal loans arrears(2)	59	100	103

	113	156	166

Total banking asset	316	285	234

Total unsecured personal loan asset	1,986	2,023	1,814

	2,302	2,308	2,048

Banking arrears as a % of asset	17.1%	19.6%	26.9%

UPL arrears as a % of asset	3.0%	4.9%	5.7%

(1)	Banking arrears are defined as customers whose balances exceed their credit limit by over £100.
(2)	UPL arrears are defined as accounts that are two monthly instalments in arrears.

Growth in customer lending balances resulted in the provision charge relating to personal banking increasing 63% to £65m (2001: £40m). However the banking portfolio experienced a further improvement in arrears as a percentage of the asset, due to enhancements to front end underwriting and middle office operational controls.

The provision charge relating to the unsecured personal loan book decreased significantly, down 29% from £58m to £41m. The reduced charge was due to a combination of improvements in new lending criteria, and the sale of assets previously written-off releasing £12m in the current year. UPL arrears as a percentage of asset fell from 4.9% to 3.0%.

Provisions – other businesses

In First National, the lending provisions charge increased by £2m to £115m, driven by a 7% increase in lending assets, offset by an improvement in arrears across all lending portfolios.

The provisions charge relating to cahoot increased to £12m (2001: £7m), reflecting unsecured loan and credit card growth of 300% and 62% respectively.

Wholesale Bank provisions and losses
on asset disposals – key drivers
Profit and loss provisions

	31 December 2002	31 December 2001	31 December 2000
	£m	£m	£m

Project finance	178	18	–

High yield	164	115	10

Private equity	123	10	–

Corporates (investment grade on acquisition)	106	67	7

Asset backed securities	52	9	–

Aviation	34	–	–

Other	32	7	–

Specific provisions	689	226	17

General provisions	71	30	17

Wholesale Bank provisions	760	256	34

IEM impairment	38	–	–

Losses on credit impaired asset disposals	104	15	–

Total credit charges and
asset impairments(1)	902	271	34

(1)	£247m of the total of £902m is classified as provision for bad and doubtful debts for statutory reporting purposes, while £38m is included within depreciation of operating lease assets, and £104m included within non-interest income.

Year ended 31 December 2002 compared to year ended 31 December 2001

The increased charge largely reflects specific provisions raised against exposures in the debt investment securities and loan portfolios.

The specific provision charge for 2002, and particularly the increase since June 2002, was a reflection of the further deterioration of the high yield sector as well as certain UK and US power exposures, (included in Project Finance) in addition to stressed airplane and collateralised bond obligation (CBO) exposures (included in Asset backed securities above). Corporates (investment grade on acquisition) and other provisions relate to exposures to the telecoms and cable sector.

The operating lease impairment of £38m related to the IEM subsidiary and reflected the general uncertainties existing in the aviation sector. Losses on credit impaired asset disposals increased significantly to £104m. In the first half the losses were predominantly high yield related, whilst in the second half of the year they relate to losses on general corporate exposures from asset sell-downs and risk reduction.

Further analysis of the credit exposures and provisioning levels in relation to the Wholesale Bank PBU can be found in “Analysis of Personal Financial Services and Portfolio Business Unit”, above.

Year ended 31 December 2001 compared to year ended 31 December 2000

The total credit charge in 2001 increased to £271m (2000: £34m), largely reflecting a deterioration in certain sectors of the high yield securities portfolio, against a backdrop of a slowdown in the US economy, and exposures to the Enron Group.

Back to Contents

The term “Trading profit” in this section refers to statutory profit before tax excluding the impact of the embedded value re-basing, profits on asset disposals, the impact of goodwill charges, expense items relating to the implementation of the cost programme and the write-down of shares held to meet potential employee option exercise.

Retail Banking

	31 December 2002	31 December 2001	31 December 2000
	£m	£m	£m

Net interest income	1,666	1,586	1,615

Non-interest income	801	903	916

Less: Depreciation of operating lease assets	(23)	(97)	(69)

Total trading income	2,444	2,392	2,462

Operating expenses	(1,067)	(1,016)	(995)

Provisions for bad and doubtful debts	(139)	(142)	(156)

Contingent liabilities and commitments	(11)	(8)	(11)

Trading profit before tax	1,227	1,226	1,300

Adjust for:

– Embedded value re-basing	(32)	(34)	(13)

– Cost programme implementation	(16)	–	–

– Profit on sale of credit card business	–	49	–

Statutory profit before tax	1,179	1,241	1,287

Trading profit by business:

Mortgage and Savings	904	911	934

Banking and Unsecured Lending	26	25	68

Retail Bank	930	936	1,002

Abbey National Life	205	202	182

General Insurance	92	88	116

	1,227	1,226	1,300

Cost: income ratio (%)	43.7	42.5	40.4

Cost: income ratio (excl. AN Life) %	47.4	46.2	43.6

Average spread (%)(1)	1.79	1.86	2.01

Average margin (%)(1)	2.03	2.11	2.27

Average risk weighted assets (£bn)(2)	41.6	38.4	36.1

Post-tax return on regulatory equity (%)(2)	24.5	26.3	31.7

(1)	Spread and margin calculations exclude Unsecured Lending, Business Banking, General Insurance and Abbey National Life.
(2)	RWA and RoE analysis excludes Abbey National Life. The RoE is before the allocation of Group Central costs.

Year ended 31 December 2002 compared to year ended 31 December 2001

Commentary by profit and loss

Trading profit before tax remained flat at £1,227m (2001: 1,226m).

Net interest income of £1,666m was up 5% (2001: £1,586m). This reflected asset growth, partially offset by the expected spread compression and a charge in respect of dual pricing of £9m. The Retail Banking spread was 179 basis points (2001: 186 basis points), and 175 basis points for the second half.

Trading non-interest income (net of operating lease depreciation) fell by 3% to £778m (2001: £806m), due primarily to reduced income as a result of the sale of First National Vehicle Holdings

(FNVH). On a like-for-like basis, non-interest income was broadly in line with last year reflecting increased general insurance commission income offset by reduced ATM fee income and commission on sales of Abbey National Life policies.

Trading operating expenses of £1,067m were up 5% (2001: £1,016m). The increase relates primarily to investment in general insurance and customer relationship management platforms. In addition, there was an increase in headcount related spend in attacking the ‘big 4’ in current accounts and SME banking, and increased pension fund costs also had an impact. This was in part offset by the removal of costs associated with FNVH, the net impact of which was a £15m reduction.

The provision charge for bad and doubtful debts reduced for the third consecutive year to £139m (2001: £142m). This reflects both the favourable economic conditions through 2002, as well as improvements to the overall quality of the lending portfolio as a result of effective risk and debt management operations.

The business has also taken a cautious approach to higher multiple secured lending to certain market segments, coupled with a reduction in the proportion of mortgage lending to customers with a loan to value of above 90%. Arrears levels and properties in possession continued to improve throughout the year.

Contingent liabilities of £11m (2001: £8m) relate to additional misselling provisions.

Commentary by business

Trading profit before tax in Mortgages and Savings was slightly down to £904m (2001: £911m) due to the managed spread decline partly offset by growth in the mortgage asset.

Trading profit before tax in Banking and Unsecured Lending of £26m increased 4%. This reflected improved contributions from the new credit card arrangements and the benefit of risk based pricing in unsecured personal lending, partly offset by increased investment in the current account and SME business offering.

Abbey National Life trading profit before tax of £205m was up 1% (2001: £202m) despite the fall in sales of the “with-profits” bond. This reflects a one-off adjustment of £35m to reflect positive mortality experiences in recent years, and the fall in new business profit being partially offset by an 80% increase in investment ISA and unit trust sales, and a 35% increase in protection new business. Income is calculated on an embedded value basis, with £28m (2001: £25m) of expenses incurred in the year offset within non-interest income.

In General Insurance, profit before tax increased by 5% to £92m (2001: £88m), driven by a strong growth in new business sales of 20%.

Back to Contents

Year ended 31 December 2001 compared to year ended 31 December 2000

2001 trading profit before tax of £1,226m was 6% lower than 2000.

Net interest income decreased by 2% to £1,586m (2000: £1,615m) due to the ongoing managed spread decline of 15 basis points, from 201 basis points to 186 basis points.

Non-interest income net of operating lease depreciation declined by 5% to £806m (2000: £847m) driven the abolition of ATM disloyalty fees and the launch of the insurance platform, partially offset by growth driven by the SME proposition and higher earnings from the in-force book in Abbey National Life.

Operating expenses of £1,016m were 2% higher than 2001 as a result of increased investment in Business Banking and the movement of 2001 costs relating to distribution of Inscape products from Wealth Manangement and Long Term Savings.

Wealth Management and Long Term Savings

	31 December 2002	31 December 2001	31 December 2000

	£m	£m	£m

Net interest income	739	641	632

Non-interest income	97	154	130

Less: Depreciation of operating lease assets	(5)	(7)	(9)

Total trading income	831	788	753

Operating expenses	(378)	(392)	(452)

Lending provisions	(129)	(121)	(117)

Other provisions	(2)	–	5

Trading profit before tax	322	275	189

Adjust for:

– Embedded value re-basing	(600)	(409)	(89)

– Cost programme implementation	(14)	–	–

Statutory (loss) / profit before tax	(292)	(134)	100

Trading profit by business:

Scottish Mutual	133	164	113

Scottish Provident	46	30	–

First National	110	94	130

Wealth Management
(incl. European Operations)	58	50	9

cahoot	(25)	(63)	(63)

	322	275	189

Year ended 31 December 2002 compared to year ended 31 December 2001

Commentary by profit and loss

Growth in net interest income of £98m to £739m (2001: £641m) reflected an improved contribution from cahoot and the European Operations. In addition, there was a full year impact of earnings on the contingent loan to Scottish Provident that is reported as part of net interest income.

Trading non-interest income (net of depreciation of operating lease assets) fell to £92m (2001: £147m) as a result of a lower contribution to profit from new business in Scottish Mutual, and the non-recurrence of one-off items included in the 2001 First National results.

Trading operating expenses were down 4% at £378m (2001: £392m), largely due to reduced costs in cahoot and reduced investment spend in First National. Income from the Life Assurance businesses is calculated on an embedded value basis, with £209m (2001: £161m) of expenses incurred in the year offset within non-interest income. The 2001 expenses include only five months of Scottish Provident.

Growth in provisions to £131m (2001: £121m) was largely due to asset growth in cahoot.

Commentary by business

Trading profit before tax in Scottish Mutual (excluding the impact of Scottish Provident) was down by 19% at £133m, largely due to reduced sales of UK based “with-profits” bonds partly offset by the benefit of positive experience variances.

Scottish Provident contributed £46m in trading profit before tax, up from £30m in 2001, reflecting the full year effect, improved new business contribution and the realisation of synergy benefits of which 86% (after allowing for the increase in new business volumes) are now in place. Integration costs of £16m were incurred in this period, offset by the inclusion of part of the related cost saving.

Trading profit before tax in First National was up 17% to £110m (2001: £94m), driven by growth in secured lending, a recovery of profits in Motor Finance, a significant reduction in the cost base following completion of certain investment projects, and further cost savings put in place through 2002. This more than offset a fall in income reflecting the poor market conditions in Retail Finance, and the non-repetition of one-off profits included in 2001. Credit quality across this business remains sound.

Wealth Management profits increased to £58m (2001: £50m). This reflects strong growth in deposit balances in Cater Allen Private Bank, and the return to profitability of operations in Continental Europe, partly offset by spread narrowing in Abbey National Offshore driven by low interest rates, and increased investment spend across the businesses including the integration and re-branding of Fleming Premier Banking into Cater Allen Private Bank.

cahoot made good progress through 2002 in moving towards profitability, with losses more than halving to £(25)m. Losses in the second half reduced to £8m, largely due to successful re-pricing of the in-credit liability and growth in unsecured lending combined with reduced costs as the business matures from launch phase.

Year ended 31 December 2001 compared to year ended 31 December 2000

Wealth Management and Long Term Savings profit before tax increased by 46% to £275m (2000: £189m).

Increased trading income was driven by the acquisition of Scottish Provident on 1 August 2001 which contributed £30m and higher

Back to Contents

earnings from the in-force book in Scottish Mutual and Scottish Mutual International. These were partly offset by reductions in margins within First National.

Operating expenses were lower as a result of the movement of 2001 costs relating to distribution of Inscape products in the UK into the Retail Bank, the disposal of Abbey National Benefit Consultants and lower set-up and development costs in cahoot. Lending provisions remained broadly level.

Wholesale Banking

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Net interest income	459	508	441

Non-interest income	564	605	423

Less: Depreciation of operating lease assets	(214)	(152)	(100)

Total income	809	961	764

Operating expenses	(214)	(186)	(155)

Provisions	(760)	(256)	(34)

Losses on disposal of credit impaired assets	(104)	(15)	–

IEM impairment	(38)	–	–

Trading (loss) profit before tax	(307)	504	575

Adjust for:

– Profit on sale of leasing companies	44	–	–

– Goodwill impairment	(16)	–	–

– Cost programme implementation	(3)	–	–

Statutory (loss) profit before tax	(282)	504	575

Year ended 31 December 2002 compared to year ended 31 December 2001

Commentary by profit and loss

Trading loss before tax of £307m (2001: profit of £504m) was down £811m, largely resulting from increased provisions, losses on disposal of credit impaired assets and IEM impairment.

Total trading income of £809m was 16% lower than last year (2001: £961m). Net interest income fell by £49m due predominantly to the reduction of the investment portfolio. Trading non-interest income (net of depreciation) decreased by £103m due to £71m lower dealing profits and lower fees.

Trading operating expenses increased by 15% to £214m (2001: £186m), primarily as a result of 2001 expansion which, whilst now curtailed, had a significant full period impact in 2002. Operating expenses in the second half were adversely impacted by the costs associated with the move to new premises.

Wholesale Banking provisions increased to £760m (2001: £256m). In total, the cost of credit and impairments was £902m (2001: £271m) including £104m of credit impaired asset disposal losses taken through the non-interest income line, and a £38m IEM impairment charge in depreciation of operating lease assets. In total, the charges related to exposure to high yield securities, private equity, operating leases and corporate securities/loans in light of the difficult global credit conditions.

Year ended 31 December 2001 compared to year ended 31 December 2000

Wholesale Banking trading profit before tax was 12% lower in 2001 largely resulting from increased provisions reflecting a deterioration in certain sectors of the high yield securities portfolio, against a backdrop of a slowdown in the US economy, and exposures to the Enron Group.

Trading income (net of depreciation of operating lease assets) increased 26% to £961m due to strong new business flows in asset financing, risk management and financial products, and securities financing. Margins also benefited from improved funding costs.

Group Infrastructure

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Net interest income	(175)	(43)	(8)

Non-interest income	106	66	80

Less: Depreciation of operating lease assets	–	–	–

Total trading income	(69)	23	72

Operating expenses	(252)	(226)	(205)

Provisions	(34)	17	(13)

Trading loss before tax	(355)	(186)	(146)

Adjust for:

– Goodwill impairment	(1,122)	–	–

– Goodwill amortisation	(64)	(36)	(12)

– Share write-downs	(37)	–	–

– Cost programme implementation	(11)	–	–

– Other asset disposals	–	81	65

Statutory loss before tax	(1,589)	(141)	(93)

Year ended 31 December 2002 compared to year ended 31 December 2001

Commentary by profit and loss

Trading loss before tax in Group Infrastructure increased from £186m to £355m.

Movements between net interest income and non-interest income largely reflect the impact of the recapitalisation adjustments for the Life businesses. Effectively the cost of additional subordinated debt and injections into the Life businesses is adversely impacting net interest income, whilst non-interest income has improved due to the charge for additional capital being used by the Life companies.

Trading income of £(69)m was £92m lower than 2001. This is largely due to the full year funding impact of the Scottish Provident acquisition, and the impact of increased gearing levels being borne centrally.

Trading expenses in Group Infrastructure increased by £26m to £252m (2001: £226m) driven by increased headcount (particularly in internal audit and risk), costs relating to the relocation of head office (£21m– an element of which is non-recurring), and increased pension costs (£7m). This has been partly offset by reduced corporate advisory fees.

Back to Contents

Provisions increased by £51m to £34m in part due to 2001 provision write backs not repeated of £25m. In addition, further provisions have been raised in 2002 against potential claims.

Outlook for 2003

The net trading loss before tax is expected to reduce in 2003, as the benefits of the cost programme start to impact and certain one-off expenses incurred in 2002 are not repeated.

Year ended 31 December 2001 compared to year ended 31 December 2000

Group Infrastructure trading loss before tax increased from £146m to £186m reflecting reduced trading income due to the cost of funding the Scottish Provident acquisition and the impact of the change in accounting policy for Reserve Capital Instruments.

Group Infrastructure trading expenses increased by 10% due to additional costs from the amortisation of goodwill in relation to Scottish Provident and corporate advisory fees in relation to merger and acquisition activity in thefirst half of 2001.

The charge for contingent liabilities and commitments decreased by £30m following the release of provisions no longer required, and reduced charges relating to the pensions misselling review.

Taxation

	2002 £m	2001 £m	2000 £m

Taxation at UK corporation rate of 30%
(2001: 30%, 2000: 30%)	(295)	441	561

Effect of non-allowable provisions and
other non-equalised items	49	8	(20)

Impairment and amortisation of goodwill	360	10	4

Capital allowances for the period
in excess of depreciation	42	(47)	(33)

Provisions and short term
timing differences	74	2	(29)

Effect of non-UK profits and losses	36	(1)	(8)

Adjustment to prior year tax provisions	(31)	–	(40)

Effect of loss utilisation	(1)	(2)	(27)

Deferred tax: Timing differences
origination and reversal	(82)	53	105

Total taxation	152	464	513

Effective rate(1)	(15.4)%	31.6%	27.4%

(1) The effective tax rate is obtained by dividing taxes by (loss) profit before taxes.

Year ended 31 December 2002 compared to year ended 31 December 2001

In the year ended 31 December 2002 taxes decreased to £152m as compared with £464m in the year ended 31 December 2001. This was the result of a decrease in profit before taxes and before the charge for goodwill impairment. The tax charge has increased in 2002 as compared with 2001 as a result of the non-allowable charge for impairment of goodwill, an increase in the effect of non-allowable provisions and other non-equalised items and the taxation of dividends received from offshore subsidiaries, the profits of which had previously been taxed at rates lower than the standard rate of UK corporation tax without equalisation through deferred tax.

Year ended 31 December 2001 compared to year ended 31 December 2000

In the year ended 31 December 2001 taxes decreased to £464m as compared with £513m in the year ended 31 December 2000. This was the result of a decrease in profit before taxes, partly offset by an increase in the Group’s effective tax rate to 31.6% as compared with 27.4% in 2000. The increase in the effective tax rate was due mainly to an increase in the effect of non-allowable provisions and other non-equalised items together with the lower benefit of loss utilisation.

US GAAP reconciliation

(Loss) profit attributable to the shareholders of Abbey National plc under UK GAAP in each of the years ended 31 December 2002, 2001 and 2000 was £(1,198)m, £947m and £1,305m, respectively. Under US GAAP the corresponding amounts were £(1,486)m, £1,053m and £1,181m, respectively.

The principal differences between US GAAP and UK GAAP, as they relate to the Abbey National Group, are the treatment of shareholders’ interest in the long term assurance business, the methods of accounting for goodwill and intangible assets, the treatment of non-trading financial instruments and the derivatives which hedge these financial instruments, loan origination fees, securitisations, the treatment of dividends declared or proposed after the year end by the Board of directors and the tax effect on these adjustments.

For a further explanation of the differences between US GAAP and UK GAAP, see the notes to the consolidated financial statements.

Current and future developments in UK and US GAAP

Current and future developments in UK and US GAAP are detailed in the notes to the consolidated financial statements.

Legal proceedings

Abbey National and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of the Group.

Material contracts

Abbey National and its subsidiaries are party to various contracts in the ordinary course of business. For the two years ended 31 December 2002 there have been no material contracts being contracts entered into outside the ordinary course of business.

Back to Contents

Impact of embedded value re-basing, and other adjustments

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

EV earnings based on
prior year smoothed methodology	321	345	240

Less: Adjustment to period end
market values	(321)	(259)	(102)

Less: Guaranteed liability / MVA adjustment	(362)	(184)	–

Less: Change in equity backing assumption	(64)	–	–

Add: One-off benefit of funds under
management transfer	115	–	–

Post-adjustment embedded
value earnings	(311)	(98)	138

The result of all these changes will be to reduce the embedded value asset of the Life Assurance businesses by post-tax £833m in total, of which £880m relates to the year’s noted above, and a positive £47m is due to prior years.

Adjustment to period end market values

The embedded value of the Life business has in the past been calculated using a smoothed economic basis designed to reflect the underlying performance of the business without the distortions caused by short term fluctuations in the financial markets. This smoothed basis uses long term assumptions as to investment returns, bonus rates, mortality and lapse rates. The Group’s previous accounting policy was to re-base the trend line when values diverged from the expectation by more than 20% over two successive year-ends.

The accounting policy has now been amended so that period end market values are used with the variances from the trend line shown as an adjustment to reflect period end market values. In addition, for the purposes of calculating smoothed embedded value, the trend line for future investment returns is based on year-end market values being re-set on an annual basis. The smoothed result has been included within trading profits.

Guaranteed liabilities

The Life business has historically issued a number of “with-profits” policies containing Guaranteed Annuity Options (GAOs) and other “with-profits” policies where the normal Market Value Adjustments (MVAs) are not applied if the policyholder redeems the policy on specified future dates. Both of these types of policies therefore have a guaranteed future minimum value. Following falls in stock market values and interest rates, the value of these liabilities is substantially above the current and assumed future value of the assets that support them. After adjusting for the effect of normal lapse, mortality and bonus assumptions, provision has been made for this shortfall together with an allowance for the option value that has effectively been given to the policyholder. The additional impact of valuing these options in this manner compared to recognising losses on embedded value assumptions amount to £233m in 2002 and £119m in 2001. Subsequent to the year-end, hedges have now largely been taken out to considerably reduce the effect of future market volatility with respect to these liabilities, the cost of which is effectively similar to this provision. Out of total with-profit policies in force of £16.7 billion, there is £4.7 billion of MVA-free and premium guarantee business outstanding in Scottish Mutual and Scottish Mutual International and £2.6 billion of guaranteed annuity business written in Scottish Mutual and Scottish Provident.

Equity backing ratio (EBR)

One of the assumptions within the smoothed embedded value used in calculating future investment returns is the EBR. As equities are assumed to produce higher investment returns, a reduction in the EBR assumption will reduce the value of embedded value. As set out in the section on Risk Management, the EBR was reduced from 50% at 31 December 2001 to a year-end level of 34%. It has been assumed that the EBR will remain at these lower levels and the EBR assumption within the embedded value model has therefore been reduced from 70% to 30%. In addition, hedging has now been put in place, which would have reduced the effective equity backing ratio to circa 10% at a FTSE 100 level of 3,000.

One-off benefits of funds management transfer

Responsibility for Scottish Provident funds management has now been transferred from Aberdeen Asset Management to Abbey National Asset Managers, which has the effect of considerably reducing asset management costs. The benefit of this has been reflected in the expenses assumption for in-force business within embedded value giving a one-off benefit of £115m, but is excluded from the smoothed results due to its one-off nature and scale.

Goodwill impairment

	Opening balance 1 Jan 2002 £m	Goodwill acquired / disposed £m	Amortisation £m	Write-down £m	Closing balance 31 Dec 2002 £m

Goodwill asset:

Abbey National business	71	(46)	–	(12)	13

Scottish Provident	903	–	(46)	(604)	253

First National	144	–	(11)	(133)	–

Flemings Premier Banking	106	–	(5)	–	101

Porterbrook	17	–	(1)	(16)	–

Other	2	8	(1)	–	9

	1,243	(38)	(64)	(765)	376

Goodwill in reserves:

N&P	528	–	–	–	528

Abbey National business	5	–	–	–	5

Scottish Mutual	85	–	–	–	85

First National	427	(13)	–	(224)	190

Cater Allen Offshore	149	–	–	(149)	–

Other	7	–	–	–	7

	1,201	(13)	–	(373)	815

	2,444	(51)	(64)	(1,138)	1,191

Prior to 1 January 1998, goodwill arising on acquisition of subsidiary undertakings and purchases of businesses was taken directly to reserves. As of 1 January 2002 the cumulative amount

Back to Contents

of goodwill taken to profit and loss reserve in previous periods by the Group and not subsequently recognised in the profit and loss account was £1,201m.

In addition, the amount of goodwill on the balance sheet as at 1 January 2002 was £1,243m. These goodwill assets would normally be amortised over a period of 20 years.

In accordance with FRS 11 “Impairment of fixed assets and goodwill”, the carrying value of goodwill has been reviewed for impairment where there is some indication that this could have occurred. In part this has also been informed by the recently completed strategic review, and associated disposal opportunities being considered.

The carrying value of a number of subsidiaries has been compared to their recoverable values and value in use, resulting in a total impairment charge of £1,138m. Of this, £765m relates to on balance sheet goodwill, with £373m relating to goodwill previously taken directly into reserves. Once it has been established that the value of the goodwill has been impaired, the full impact is reported in the Group’s current year profit and loss, regardless of whether the goodwill has been held as an asset or previously written-off to reserves (with a corresponding credit to reserves, and thus no overall reserves impact).

The First National impairment is a result of an assessment of the carrying value of goodwill against the projected financial performance of the businesses. The amount of the impairment is consistent with the proposed sale of parts of First National to GE Consumer Finance announced in February 2003.

Goodwill previously carried in relation to Scottish Provident was supported by its UK and non-UK business. Given plans to dispose of the offshore business and likely disposal proceeds, the goodwill has been evaluated in relation to the ongoing business and trends in the market. Following a reassessment of the prospects of the UK protection market, an impairment of £604m has been recognised, however this is partly offset by the £115m benefit recognised in embedded value asset following the transfer of Scottish Provident funds from Aberdeen Asset Management to Abbey National Asset Managers.

In relation to Cater Allen Offshore the goodwill impairment reflects the reduced level of profits forecast in the latest plan outputs.

These write-downs do not affect the Group’s capital ratios as the full amount of goodwill recognised on acquisition is deducted to arrive at this ratio. Furthermore, where goodwill previously written off against reserves is recycled through the profit and loss account, there is a corresponding credit to reserves resulting in no net effect on shareholders’ funds.

Pension fund deficit

	31 December 2002 £m	31 December 2001 £m	31 December 2000 £m

Regular cost	85	73	79

Amortisation of surpluses arising
on pension schemes	(3)	(9)	(12)

Amortisation of deficits arising
on pension schemes	16	8	1

Amortisation of surplus arising from
fair value adjustment on acquisition of N&P	2	2	2

P&L charge	100	74	70

The Abbey National defined benefit pension scheme was closed to new members in March 2002. This was replaced with a defined contribution scheme where the company’s obligations are limited to its initial payments into the fund. Under the current accounting standard, SSAP 24, the assets and liabilities of defined benefit schemes are assessed on an actuarial basis, with any surplus or deficit on the pension fund being charged to the profit and loss account over the remaining working lives of scheme members.

The profit and loss charge for 2002 is based on the March 2002 valuation which indicated a pre-tax deficit of £127m. A December 2002 valuation estimate suggests a pre-tax deficit of £700m, which when amortised over the average scheme member life of 14 years, would lead to an estimated £34m increase in annual costs above the 2002 level of £16m. Clearly this is dependent on equity market movements and will be reassessed in an annual review in March 2003.

FRS 17 disclosure

	31 December 2002 £m	31 December 2001 £m

Total market value of assets	1,880	2,245

Present value of scheme liabilities	(2,722)	(2,467)

FRS 17 scheme deficit	(842)	(222)

Related deferred tax asset	253	67

Net FRS 17 scheme deficit	(589)	(155)

A new standard on accounting for pension funds, FRS 17, is currently being phased in, with the expectation that it will be fully operative in 2005. FRS 17 is more prescriptive in terms of the actuarial assumptions adopted and also requires the assets of the fund to be marked to market. A further difference in the accounting treatment is that fund surpluses or deficits will no longer be charged to the profit and loss account, but reflected immediately in the statement of total recognised gains and losses. On this basis, the net pension scheme deficit at 31 December 2002 has been estimated at £589m post-tax.

Estimated liabilities at the end of 2001 have been restated following clarification of the treatment of death in service benefit earlier this year. 2002 has seen a significant growth in the deficit, principally due to poor investment performance resulting from equity market weakness. Future exposure to equity markets has been reduced following a recent switch to fixed income assets, reducing the equity backing ratio from 80% to 50%. Assuming

Back to Contents

that equity markets are stable, the expectation for 2003 is for an increase in the deficit of around £30m.

For illustrative purposes, a 10% additional equity market movement would result in an estimated £90m change in the deficit. This assumes that the £1.9 billion pension fund assets, of which 50% is invested in equity funds, perform in line with the market.

Funding of the pension schemes is based upon actuarial advice of the long term funding requirements and anticipated asset returns. In 2003, contributions will reflect a 50% equity backing ratio and amortisation of the funding deficit over the remaining service life of employees and are expected to be in line with the SSAP24 profit and loss charge for the year. The closure of the defined benefit schemes to new employees in 2002 will result in a reduction in ongoing pension costs as members leave and are replaced with employees covered by the defined contribution scheme, where the employer contributions are lower.

Cost programme implementation

During the second half of 2002, the Group embarked upon a major programme of cost reduction activity across the organisation. The principal aim of this activity is to eradicate the duplication of both resources and activities across the organisation so that a more efficient cost base can be achieved and then sustained.

Retaining a focus on cost reduction is an ongoing priority for the Group. Significant changes have already been implemented and further benefits will be validated through 2003. In total the programme is targeting annualised cost savings of over £200m from the PFS businesses by the end of 2005, with a ratio of implementation costs to savings in line with other cost programmes running in the sector.

The work to lower our cost base and promote a higher level of cost-consciousness amongst staff has been a key input into the strategic review of the business. Regardless of organisational structure, keeping the cost base under close scrutiny is a top priority as the new strategy is implemented, whilst acknowledging that an element of the savings will be re-invested in the business to improve the customer proposition and competitiveness.

Share option expensing

Following the publication of FRED 31, it is expected that new rules governing the accounting treatment of share based payments will come into effect in 2004. Abbey National considers it appropriate to adopt a new treatment from the 2002 financial year.

The current standard, UITF 17, requires the economic value of employee share options or conditional share grants, with the exception of Inland Revenue approved SAYE schemes, to be charged to the profit and loss account over the period of employment that the performance conditions relate to. Amongst other things, the new guidance extends this by proposing that the fair value of all employee options or conditional share grants to be charged to the profit and loss. Whilst it is not possible to fully adopt FRED 31, consistent with UITF 17, the company has recognised a charge for the fair value of all employee options or conditional share grants, computed by reference to grant date and expense over the performance period. This resulted in a pre-tax charge of £7m in 2002 and cumulative prior year adjustments of £17m.

A further provision has also been made in relation to Abbey National ordinary shares acquired in past years through ESOP Trusts and held at cost against potential share requirements under various stock based employee compensation schemes. The significant fall in the value of Abbey National ordinary shares has led to a pre-tax charge of £37m in 2002. The company is planning to reduce the risk of similar charges occurring in the future through revised share re-purchase and cancellation arrangements, to the extent allowed by the schemes.

FRS 19 – Deferred tax

During the year, the Group has adopted the new accounting standard FRS 19, deferred tax. The standard requires deferred tax to be provided on a ‘full provision’ basis on most types of timing difference, rather than the ‘partial provision’ basis previously required by SSAP 15, accounting for deferred tax. In accordance with this standard, deferred tax assets for general provisions and software development costs were credited to the profit and loss account for the first time. The impact on the 2001 full year restated results was to increase profit after tax by £24m.

UITF Abstract 33 – Reserve Capital Instruments (RCI)

Following the issue of UITF Abstract 33 in February 2002, the treatment of RCI has changed. They are now treated as subordinated liabilities, with the coupon payment included as interest payable. The impact on the 2001 full year was a reduction in profit before tax of £19m, with-profits attributable to shareholders remaining unchanged. The change impacts Group Infrastructure.

Back to Contents

Throughout this section, reference to UK and Non-UK refer to the location of the office where the transaction is recorded.

Deposits

The following tables set forth the average balances of deposits for each of the three years ended 31 December 2002. Average deposits are based on the location of the office in which the deposits are recorded.

	Average: Year ended 31 December

	2002	2001	2000
	£m	£m	£m

Deposits by banks

UK.	8,159	11,637	9,645

Non-UK	3,758	1,066	819

Total	11,917	12,703	10,464

Customers’ accounts
(all interest bearing)

UK.	63,325	58,197	56,189

Non-UK	5,199	4,889	4,193

Total	68,524	63,086	60,382

Customers’ accounts – by type
	Average: Year ended 31 December

	2002	2001	2000
	£m	£m	£m

UK

Retail demand deposits	38,726	36,962	31,351

Retail time deposits	14,396	12,664	14,861

Wholesale deposits	10,203	8,571	9,977

	63,325	58,197	56,189

Non-UK

Retail demand deposits	1,320	1,339	1,384

Retail time deposits	3,416	3,150	2,345

Wholesale deposits	463	400	464

	5,199	4,889	4,193

Total	68,524	63,086	60,382

Substantially all retail deposits are obtained through, and administered by, the Retail Banking branch network, and cahoot, the Group’s separately branded internet banking proposition. In addition, retail demand and time deposits are obtained outside the UK, principally through Abbey National Offshore. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions. Demand deposits largely consist of passbook based and interest accounts whose balances are available on demand. The category also includes ISAs, current accounts, instant saver savings accounts, remote access accounts, such as those serviced by post, and a number of other accounts which are passbook or interest based but which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.

The main constituents of retail time deposits are notice accounts which require customers to give notice of an intention to make a withdrawal and bond accounts which have a minimum deposit requirement. In each of these accounts early withdrawal incurs an interest penalty. This category also includes Tax Exempt Special Savings Accounts (TESSAs) which provide a tax-free return if held for five years. Investment limits are set by the UK Government, with early withdrawal leading to a loss of tax-free status and an interest penalty.

Wholesale deposits are those which either are obtained through the London money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter-bank money market rates.

Short term borrowings

The following tables set forth certain information regarding short-term borrowings (composed of deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended 31 December 2002. While deposits by banks are reported in the “deposits” section above, they are also shown under “Short term borrowings” because of their importance as a source of funding to the Group.

Deposits by banks

		Year ended 31 December

	2002	2001	2000
	£m	£m	£m

Year-end balance (1)	11,481	10,547	12,086

Average balance (2)	11,917	12,703	10,464

Maximum balance	19,101	16,878	13,042

	%	%	%

Average interest rate during year	2.75%	4.55	5.92

Year-end interest rate (3)	2.80%	5.41	5.35

As at 31 December 2002, deposits by foreign banks amounted to £10,364m (2001: £2,804m).

Back to Contents

Commercial paper

		Year ended 31 December

	2002	2001	2000
	£m	£m	£m

Year-end balance	8,439	11,062	10,800

Average balance (2)	12,958	10,833	10,550

Maximum balance	15,813	11,633	11,851

	%	%	%

Average interest rate during year	3.42	4.47	6.05

Year-end interest rate (3)	1.46	4.38	5.91

Commercial paper is issued by the Group generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc (ANTS) and Abbey National North America Corporation, a subsidiary of Abbey National.

Included in the above year end balance for 2002 is £3.6 billion (2001: £5.8 billion) in respect of commercial paper issued by Moriarty Limited and Moriarty LLC. Moriarty is a bankruptcy-remote asset-backed commercial paper program sponsored by ANTS.

Negotiable certificates of deposit

		Year ended 31 December

	2002	2001	2000
	£m	£m	£m

Year-end balance	21,744	21,867	18,464

Average balance (2)	26,917	20,960	18,650

Maximum balance	30,468	24,755	22,376

	%	%	%

Average interest rate during year	2.70	4.67	5.96

Year-end interest rate (3)	2.75	4.48	6.02

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £221m (2001: £243m, 2000: £236m).

(2)	Average balances for 2002, 2001 and 2000 are based upon daily data for ANTS and its subsidiaries and monthly data for all other operations.

(3)	Year-end interest rates are weighted averages calculated on amounts outstanding at the applicable year-end.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of the Group’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2002. A proportion of the Group’s retail time deposits also exceed £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2002. Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See “Short term borrowings” above for information on amounts and maturities of claims under issues of commercial paper.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m

Certificates of deposit:

UK	6,820	611	552	44	8,027

Non-UK	5,524	2,505	4,994	694	13,717

Wholesale time deposits:

UK	3,702	221	71	1,253	5,247

Non-UK	158	5	5	–	168

Total	16,204	3,342	5,622	1,991	27,159

As at 31 December 2002, there were an additional £2,793m of wholesale deposits which were repayable on demand. All wholesale time deposits exceeded £50,000 as at 31 December 2002.

Securities

The following table sets forth the book and market values of securities as at 31 December for each of the three years indicated. For further information, see the notes to the financial statements.

Back to Contents

		2002			2001			2000

	Net asset value £m	Market value £m	(1)	Net asset value £m	Market value £m	(1)	Net asset value £m	Market value £m	(1)

Investment securities (2) (3)

Debt securities:

UK Government	133	133		166	167		16	16

US Treasury and other US Government agencies and corporations	778	789		1,318	1,291		2,016	2,039

Other public sector securities	1,512	1,699		3,160	3,235		4,277	4,464

Bank and building society certificates of deposit	1,011	1,022		529	540		282	291

Other issuers (4):

Floating rate notes	3,138	3,130		7,852	7,863		5,553	5,536

Mortgage-backed securities	4,022	4,014		5,149	5,113		8,454	8,413

Other asset-backed securities (6)	13,392	13,061		17,976	17,823		15,375	15,349

Other	8,989	9,255		11,779	11,958		12,545	12,350

Ordinary shares and similar securities	893	901		812	818		567	648

Sub Total	33,868	34,004		48,741	48,808		49,085	49,106

Other securities (5)

Debt securities:

UK Government	1,169	1,169		710	710		328	328

Other public sector securities	4,706	4,706		3,686	3,686		2,274	2,274

Bank and building society certificates of deposit	14,322	14,322		8,315	8,315		11,748	11,748

Other issuers (4):

Floating rate notes	43	43		273	273		363	363

Mortgage-backed securities	159	159		114	114		217	217

Other asset-backed securities (6)	260	260		541	541		214	214

Other	6,173	6,173		6,290	6,290		5,310	5,310

Ordinary shares and similar securities	70	70		3	3		34	34

Sub Total	26,902	26,902		19,932	19,932		20,488	20,488

Total	60,770	60,906		68,673	68,740		69,573	69,594

(1)	There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges.

(2)	Investment securities include government securities held as part of the Group’s treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities. As at 31 December 2002, most of the Group’ s securities portfolio was held through ANTS. A substantial majority of ANTS’ securities portfolio was rated AA- or better (or the equivalent) by one or more Rating Organisations.

(3)	Abbey National complies with the requirements of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard the majority of investments classified as investment securities are classified as “available for sale” securities and reported at fair value at 31 December 2002, with unrealised gains and losses reported in a separate component of shareholders’ funds. Further details are provided in the notes to the financial statements.

(4)	As at 31 December 2002, 83% of other issuers constituted securities issued or guaranteed by banks or other financial institutions.

(5)	Other securities comprise securities held for trading purposes and securities used for the stock borrowing and lending business. These securities are carried at market value.

(6)	This includes a portfolio of asset backed securities managed by ANTS on behalf of Moriarty and its associated companies. See “Short term borrowings – Commercial paper” included elsewhere in this Annual Report.

Back to Contents

A description of the characteristics of the securities held under each of the subcategories of securities in the table above is provided below.

UK government securities

The holdings of UK government securities (gilts) are primarily at fixed rates. Abbey National’s assets and liabilities are predominantly floating rate (as described under “Risk management – Market risk” included elsewhere in this Annual Report) which is used as the benchmark for risk management. Fixed-rate securities (including gilts) are generally hedged into floating rate, on either an individual or an aggregate basis within the overall management of the appropriate book.

US treasury and other US government agencies and corporations

This category comprises US treasury securities, mortgage-backed securities (MBSs) issued or guaranteed by the US Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively,“Agency MBSs”).

The MBSs are predominantly adjustable rate securities. Any fixed-rate securities are hedged by instruments of a short duration, generally on an aggregate basis within the fixed-rate dollar MBS investment portfolio.

Specific risks from investing in dollar MBSs relate to embedded options within the securities including prepayment options and periodic or absolute caps. Prepayment risk arises from uncertainty about the rate at which early repayment will take place on the underlying mortgages on which these securitised assets are based. The rate of prepayment is partly related to underlying demographic and economic conditions (for example, the income level of mortgage holders) and partly to current market interest rates. These risks are modelled using scenario analysis and option cover is arranged as appropriate. Specific limits have been developed for prepayments along with the range of other risks; these risks are included within the set of limits comprising the Treasury Mandate (the framework for managing Wholesale Banking’s market risks) as described more fully under “Risk management” included elsewhere in this Annual Report.

Other public sector securities

This category comprises issues by governments other than the US and UK governments, issues by supranationals and issues by UK public sector bodies. These are a mixture of fixed-rate and floating-rate securities.

Bank and building society certificates of deposit

Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities. These are managed within the overall position for the relevant book.

Other issuers: floating-rate notes

Floating-rate notes have simple risk profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies.

Other issuers: mortgage-backed securities

This category comprises US MBSs (other than Agency MBSs) and European MBSs. The non-Agency MBSs have similar characteristics to the Agency MBSs discussed above and are managed along with the Agency MBSs for market risk purposes. European MBSs have prepayment risks but few have cap features.

Other Issuers: asset-backed securities

This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, car, dealer, lease and credit card debtors and student loans. A number of the credit card debtors incorporate cap features.

Other issuers: other securities

This category comprises mainly synthetic floating-rate notes (which are fixed-rate bonds packaged into floating rate by means of swaps tailored to provide a match to the characteristics of the underlying bond), along with a number of structured transactions which are hedged, as appropriate, either on an individual basis or as part of the overall management of the books. The synthetic floating-rate notes comprise bonds issued by banks, financial institutions and corporations, the latter being largely guaranteed by banks and financial institutions.

Back to Contents

The following table sets forth the maturities and weighted average yields of investment securities at 31 December 2002.

	Maturing within one year:			Maturing after one but within five years:			Maturing after five years but within ten years:			Maturing after ten years:			Total

	Amount	Yield	(1)	Amount	Yield	(1)	Amount	Yield	(1)	Amount	Yield	(1)	Amount	Yield	(1)
Maturing after	£m	%		£m	%		£m	%		£m	%		£m	%

UK government	11	4.01		116	5.68		6	5.89		–	–		133	5.56

US treasury and other US
government agencies and
corporations(2)	–	–		–	–		45	7.48		733	5.15		778	5.28

Other public sector securities	43	1.96		242	5.29		641	6.33		586	2.73		1,512	4.65

Bank and building society
certificates of deposit	960	4.60		51	4.43		–	–		–	–		1,011	4.59

Other issuers(2)	2,294	1.60		8,937	3.50		7,951	4.04		10,860	2.81		30,042	3.25

Sub-total	3,308	2.48		9,346	3.58		8,643	4.23		12,179	2.95		33,476	3.41

Ordinary shares(3)	893			–			–			–			893

Total net asset value before
provisions	4,201			9,346			8,643			12,179			34,369

Provisions													(501)

Total net asset value													33,868

Total market value	4,188			9,269			8,400			12,147			34,004

(1)	The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2002 by the net asset value of securities held at that date.

(2)	Included within US treasury and other US government agencies and corporations and Other issuers are a number of asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, redemption of these securities is expected on average to take place between 3 and 9 years from date of issue. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group’s exposure to this type of risk is significantly reduced due to the high proportion of floating rate assets in this category. A further explanation of the Group’s risk management and hedging strategy is set out under “Risk management” included elsewhere in this Annual Report.

(3)	Ordinary shares by their nature do not permit the calculation of yields which are meaningful in the same way as yields on debt securities; accordingly, these are omitted.

The following table sets forth the book and market values of those securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Abbey National’s shareholders’ funds at 31 December 2002.

	Book value £m	Market value £m

Republic of Italy	3,031	3,031

Royal Bank of Scotland Group	2,743	2,745

HBOS plc	2,430	2,432

UK government	2,127	2,127

Barclays Bank plc	2,003	2,003

Lloyds TSB Group plc	1,286	1,295

Republic of Greece	908	921

Government of Japan	772	825

JP Morgan Chase & Co	711	712

Bayerische Hypo und Vereinsbank AG	681	688

For the purposes of determining the above, shareholders’ funds amounted to £6,392m at 31 December 2002.

Loans and advances to banks

Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).

The geographical analyses of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

	Year ended 31 December

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

UK	6,465	9,288	12,031	11,216	7,054

Non-UK	136	586	137	256	374

Total	6,601	9,874	12,168	11,472	7,428

The following tables set forth loans and advances to banks by maturity and interest rate sensitivity at 31 December 2002.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years £m	Total £m

UK	2,636	3,270	421	131	7	6,465

Non-UK	68	49	19	–	–	136

Total	2,704	3,319	440	131	7	6,601

	Fixed rate £m	Variable rate £m	Total £m

Interest-bearing loans and advances to banks:

UK	3,852	2,437	6,289

Non-UK	11	125	136

	3,863	2,562	6,425

Items in the course of collection (non-interest bearing)

UK			176

Non-UK			–

Total			6,601

Back to Contents

Loans and advances to customers

The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of consumer credit and also provides finance lease facilities and a limited number of lending facilities to corporate customers.

The geographical analyses of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

	Year ended 31 December

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

UK

Advances secured on residential properties	65,777	60,738	64,053	63,693	62,338

Purchase and resale agreements	1,227	2,704	6,875	77	749

Other secured advances	4,645	3,920	2,367	2,539	2,018

Corporate advances	9,071	9,119	5,534	3,780	1,402

Unsecured personal advances	5,162	4,833	4,901	4,724	5,009

Finance lease debtors	3,429	4,671	5,174	5,420	5,296

	89,311	85,985	88,904	80,233	76,812

Non-UK

Advances secured on residential properties	3,186	2,091	1,635	1,270	1,071

Purchase and resale agreements	2,358	1,507	–	–	–

Other secured advances	106	48	104	115	143

Unsecured advances	123	119	108	103	92

Finance lease debtors	18	67	18	21	30

	5,791	3,832	1,865	1,509	1,336

Total	95,102	89,817	90,769	81,742	78,148

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate advances in the United Kingdom, as disclosed above, accounts for more than 10% of Group loans and advances and no individual country, other than the United Kingdom, accounts for more than 5% of total Group loans and advances.

The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2002. In the maturity analysis, overdrafts are included in the “On demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early. Abbey National’s mortgage loans currently have an average life of six years depending on, among other factors, housing market conditions.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years £m	Total £m

UK

Advances secured on residential properties	1,044	1,765	1,493	7,431	54,044	65,777

Purchase and resale agreements	450	777	–	–	–	1,227

Other secured advances	63	222	805	1,359	2,196	4,645

Corporate advances	701	4,441	746	1,439	1,744	9,071

Unsecured personal advances	989	566	823	2,262	522	5,162

Finance lease debtors	–	71	75	593	2,690	3,429

Total UK	3,247	7,842	3,942	13,084	61,196	89,311

Non-UK

Advances secured on residential properties	81	37	106	552	2,410	3,186

Purchase and resale agreements	2,352	6	–	–	–	2,358

Other secured advances	44	60	–	2	–	106

Unsecured advances	8	3	35	68	9	123

Finance lease debtors	–	–	1	3	14	18

Total Non-UK	2,485	106	142	625	2,433	5,791

Total	5,732	7,948	4,084	13,709	63,629	95,102

Back to Contents

	Fixed rate £m	Variable rate £m	Total £m

UK	23,220	66,091	89,311

Non-UK	2,984	2,807	5,791

Total	26,204	68,898	95,102

The Group’s policy is to hedge all fixed rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.

Provisions on loans and advances to customers

The Group’s provisioning policy is in accordance with UK industry best practice as expressed in the British Bankers’ Association (BBA) Statement of Recommended Practice (SORP) on Advances. A substantial proportion of the Group’s provisions on loans and advances to customers relates to loans and advances secured either by a first charge on residential property in the United Kingdom or other appropriate security depending on the nature of the loan.

The Group’s provisioning policy is as follows:

Suspended interest – interest continues to be debited to all impaired loans. Advances secured by a charge on residential property loans are deemed to be impaired or non-performing when they are 90 days overdue. The homogeneous nature of the loans, together with the size of the loan portfolio, permits a reasonably accurate estimate to be made of the amount of this interest for which eventual recovery is doubtful. This amount is omitted from the profit and loss account and placed in suspense. Interest is no longer accrued when it is determined that there is no realistic prospect of recovery. The exception to this being certain small specialist portfolios where it is local market practice to place loans on a non-accrual basis where there is no realistic prospect of recovery.

Specific provision – a specific provision is established for all impaired loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan is considered to be impaired an assessment of the likelihood of collecting the principal of these loans is made. This assessment is made using statistical techniques developed based on previous experience and on management judgment of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable. For advances secured on residential property the propensity of loans to become repossessed is also calculated.

General provision – a general provision is established to cover losses which are from experience known to exist at the balance sheet date but which have not yet been identified as impaired. The general provision is determined using management judgment given past loss experience, lending quality and economic prospects, and is supplemented by formulaic calculations which corroborate the conclusions reached.

Amounts written-off – losses are written-off when it becomes certain how much is not going to be recovered from repayment, from realising any attached security, or from claiming on any mortgage indemnity guarantee or other insurance. This write-off is determined on a case-by-case basis. In the case of secured loans it is made when the security has been realised, and since the values can then be calculated with some certainty, the instances for further write-offs or recoveries are minimal. In the case of unsecured loans, the circumstances surrounding the asset will be considered before deciding to write off completely. The write-off policy is regularly reviewed to assist in determining the adequacy of provisions.

Security is realised in accordance with Abbey National’s internal debt management program. Contact is made with customers at an early stage of arrears with counselling made available to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

As a result of the write-off policy, the provisions may be made a significant time in advance of the related write-off. This is particularly the case for the loans secured on commercial properties included within the Other secured advances category. Legal proceedings, where necessary, to repossess and realise the value of the security are a complex and lengthy process. This means that although the likely losses have been identified and appropriate provisions made on a case-by-case basis, fewer cases have been determined precisely and written off, net of recoveries, compared to other classes of lending.

Back to Contents

Analysis of end of year provisions on loans and advances to customers

Specific	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Advances secured on residential properties – UK	24	46	50	64	91

Other secured advances – UK	42	45	57	50	50

Unsecured personal advances – UK	124	152	170	160	136

Corporate advances – UK	204	–	–	–	–

Advances secured on residential properties – Non-UK	26	16	11	12	15

Other secured advances – Non-UK	34	27	41	47	68

Unsecured personal advances – Non-UK	4	4	4	3	2

Total specific provisions	458	290	333	336	362

General

Advances secured on residential properties – UK	165	145	139	128	107

Other secured advances – UK	19	18	15	18	18

Unsecured personal advances – UK	32	35	31	38	67

Corporate advances – UK	56	–	–	–	–

Advances secured on residential properties – Non-UK	9	5	3	3	2

Other secured advances – Non-UK	4	4	5	5	5

Unsecured personal advances – Non-UK	3	1	1	1	–

Total general provisions	288	208	194	193	199

Total provisions	746	498	527	529	561

Ratios	%	% (restated)%		%	%

Provisions at the year end as a percentage of year-end loans and advances to customers

Advances secured on residential properties – UK	0.29	0.31	0.30	0.30	0.32

Other secured advances – UK	1.30	1.61	3.03	2.64	3.37

Unsecured personal advances – UK	3.02	3.87	4.09	4.19	4.05

Corporate advances – UK	2.97	–	–	–	–

Advances secured on residential properties – Non-UK	1.10	1.00	0.87	1.18	1.68

Other secured advances – Non-UK	80.85	64.58	44.23	45.28	51.05

Unsecured personal advances – Non-UK	5.69	4.20	4.39	3.89	2.17

Total loans and advances to customers	0.82	0.59	0.62	0.69	0.77

Amounts written off (net of recoveries)(1)	0.33	0.37	0.35	0.43	0.26

Percent of loans in each category to total loans

Advances secured on residential properties – UK	69.41	67.62	70.57	77.92	79.77

Purchase and resale agreements – UK	1.29	3.01	7.57	0.09	0.96

Other secured advances – UK	4.96	4.36	2.61	3.10	2.58

Corporate advances – UK	9.22	10.15	6.10	4.63	1.79

Unsecured personal advances – UK	5.45	5.38	5.40	5.78	6.41

Finance lease debtors – UK	3.62	5.20	5.70	6.63	6.78

Advances secured on residential properties – Non-UK	3.36	2.33	1.80	1.55	1.37

Purchase and resale agreements – Non-UK	2.49	1.70	–	–	–

Other secured advances – Non-UK	0.05	0.05	0.11	0.14	0.18

Unsecured advances – Non-UK	0.13	0.13	0.12	0.13	0.12

Finance lease debtors – Non-UK	0.02	0.07	0.02	0.03	0.04

(1) Amounts written off (net of recoveries) ratio as a percentage of average loans and advances to customers excluding finance leases.

Back to Contents

Movements in provisions for bad and doubtful debts

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Provisions at the beginning of the year	498	527	529	561	457

Acquisition of subsidiary undertakings	8	–	–	–	86

Disposal of subsidiary undertakings	(1)	–	–	–	–

	505	527	529	561	543

Amounts written off – net of recoveries

Advances secured on residential properties – UK	(23)	(32)	(36)	(38)	(28)

Other secured advances – UK	(30)	(41)	(29)	(46)	(38)

Unsecured personal advances – UK	(246)	(211)	(201)	(224)	(108)

	(299)	(284)	(266)	(308)	(174)

Provisions secured on residential properties – Non-UK	5	(1)	(2)	(2)	(1)

Other secured advances – Non-UK	6	(5)	(7)	(13)	(5)

Unsecured personal advances – Non-UK	(1)	(1)	–	(1)	–

Total amounts written off	(289)	(291)	(275)	(324)	(180)

Specific provisions charged against profit

Advances secured on residential properties – UK	1	27	24	12	33

Other secured advances – UK	25	29	52	49	1

Unsecured personal advances – UK	219	193	213	209	134

Corporate advances – UK	207	–	–	–	–

	452	249	289	270	168

Advances secured on residential properties – Non-UK	2	6	1	–	2

Other secured advances – Non-UK	(1)	(8)	–	1	2

Unsecured personal advances – Non-UK	1	1	1	2	1

Total specific provisions charged against profit	454	248	291	273	173

General provisions charged against profit	60	15	(18)	30	28

Exchange and other adjustments	16	(1)	–	(11)	(3)

Provisions at the end of the year	746	498	527	529	561

Total provisions on loans and advances to customers, at £746m, are £248m higher than in 2001 (£498m) due to the increase in provisions on corporate advances. This is partly offset by the continued focus on credit quality across the businesses and further falls in arrears levels.

Provisions on UK advances secured on residential properties have decreased as the benefit of a reduction in arrears and fall in properties in possession. This has been partly offset by asset growth and an increase in the level of general provisions. Provisions on other UK secured advances have slightly decreased due to a reduction in the retail finance loan asset.

Growth in customer lending balances resulted in the provision charge relating to UK unsecured personal advances increasing, although experiencing a further improvement in the arrears, as a result of continued improvements to enhance front end underwriting and the middle office operational controls. This is further offset due to a combination of improvements in new lending criteria, and the sale of assets previously written off.

Non-UK provisions have remained relatively constant compared to prior year.

See Operating review by nature of income and expense for further details.

Interest in suspense

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Interest in suspense at the beginning of the year	96	100	114	150	181

Acquisition of subsidiary undertakings	3	–	–	–	1

Net interest suspended during the year	10	23	32	26	47

	109	123	146	176	229

Interest written off	(38)	(26)	(46)	(51)	(84)

Exchange and other adjustments	5	(1)	–	(11)	5

Interest in suspense at the end of the year	76	96	100	114	150

Back to Contents

Potential credit risk elements in loans and advances
US banks typically stop accruing interest when loans become overdue by 90 days or more, or when recovery is doubtful. In accordance with the BBA SORP on Advances, Abbey National continues to charge interest for collection purposes, where appropriate, to accounts whose recovery is in doubt, but the interest is suspended as it accrues and is excluded from interest income in the profit and loss account. This suspension of interest continues until such time as its recovery is considered to be unlikely at which time the advance is written off. While such practice does not affect net income in comparison with the practice followed in the United States, it has the effect of increasing the reported level of potential credit risk elements in loans and advances. The amount of this difference as at 31 December 2002 was £76m. Other than for the net interest suspended during the year, interest income in the profit and loss account is the same as would have been credited if all loans had been current in accordance with their original terms.

The following table presents the potential credit risk elements in Group loans and advances. Additional categories of disclosure are included, however, to record loans and advances where interest continues to be accrued and where either interest is being suspended or specific provisions have been made. Normal US banking practice would be to place such loans and advances on non-accrual status. However, as at 31 December 2002, 2001 and 2000 there was a small amount of loan assets placed on non-accrual status within the Group, including amounts in France, where such treatment is viewed as more appropriate given the nature of the business and the particular circumstances of the loans. The amounts are stated before deductions of the value of security held and specific provision or interest suspended.

The Group has no loans that constitute “troubled debt restructurings” as defined in the US Statement of Financial Accounting Standards, No. 15, Accounting for Debtors and Creditors Troubled Debt Restructurings.

Group non-performing loans and advances

	2002 £m	2001 (restated) £m	2000 £m	1999 £m	1998 £m

Accruing loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made:

UK	515	717	777	789	985

Non-UK	154	131	138	149	199

	669	848	915	938	1,184

Accruing loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made:

UK	1,364	898	871	1,100	1,334

Non-UK	22	19	14	11	1

	1,386	917	885	1,111	1,335

Non-accruing loans and advances:

UK	–	1	125	103	107

Non-UK	22	27	35	42	63

	22	28	160	145	170

Total non-performing loans and advances:

UK	1,879	1,616	1,773	1,992	2,426

Non-UK	198	177	187	202	263

	2,077	1,793	1,960	2,194	2,689

	%	%	%	%	%

Non-performing loans and advances as a percentage of loans and
advances to customers excluding finance leases	2.36	2.22	2.60	2.90	3.69

Provision as a percentage of total non-performing loans and advances	35.95	27.76	26.87	24.11	20.86

Back to Contents

Overall, non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases has increased from 2.22% to 2.36% and provisions as a percentage of total non-performing loans and advances have increased from 27.76% to 35.95%. Both these respective increases are as a result of the increase in wholesale lending provisions. See Operating review by nature of income and expense for further details.

Potential problem loans and advances
The large number of relatively homogeneous residential mortgage loans has enabled the Group to develop statistical techniques to estimate capital and interest losses with reasonable accuracy.

These techniques are used to establish the amount of provisions for bad and doubtful debts and interest suspensions. In addition, Abbey National’s policy of initiating prompt contact with customers in arrears, together with the nature of the security held, means that a significant proportion of non-performing loans will not result in a loss to the Group.

The categories of non-performing loans and advances which are statistically most likely to result in losses are cases from 6 months to 12 months in arrears and 12 months or more in arrears. Losses on cases for which the property securing the loan has been taken into possession are evaluated individually with the amounts expected to be lost on realisation of the security being established with a high degree of certainty. The following table sets forth the values for each of these categories included in the non-performing loans and advances table above for each of the last five years.

	2002 £m	2001 £m	2000	1999 £m	1998 £m
			£m

6 months to 12
months in arrears	101	114	341	466	578

12 months or more
in arrears	131	111	192	297	348

Properties in possession	9	14	57	80	102

The approximate anticipated bad debt write-offs (net of recoveries) in respect of 2003 are as follows:

					Group £m

Advances secured on residential properties – UK					29

Unsecured personal advances – UK					115

Corporate advances – UK					112

Advances secured on residential properties – Non-UK					1

					257

Country risk exposure
The Group has minimal exposure to countries currently experiencing liquidity problems.

Cross border outstandings
The operations of Abbey National involve significant operations in non-local currencies. These cross border outstandings are controlled through a well-developed system of country limits, which are reviewed to avoid concentrations of transfer, economic or political risks.

Cross border outstandings, which exclude finance provided within the Group, are based on the country of domicile of the borrower or guarantor of ultimate risk and comprise loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets denominated in currencies other than the borrower’s local currency, but exclude balances arising from off-balance sheet financial instruments.

At 31 December 2002, the countries where cross border outstandings exceeded 1% of adjusted assets (as defined below) were the United States, Germany, Canada and the Netherlands and consisted substantially of balances with banks and other financial institutions, governments and official institutions and commercial, industrial and other private sector entities. In this context, adjusted assets are total assets, as presented in the consolidated balance sheet, excluding long term assurance fund assets and balances arising from off-balance sheet financial instruments. On this basis, adjusted assets amounted to £174.4 billion as at 31 December 2002 compared to £182.1 billion as at 31 December 2001 and £183.6 billion as at 31 December 2000.

Back to Contents

Cross border outstandings exceeding 1% of adjusted assets

	As % of adjusted assets %	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial, industrial and other private sector £m

At 31 December 2002:

United States	1.65	2,884	1,112	19	1,753

Germany	1.25	2,176	1,914	–	262

Canada	1.19	2,068	1,536	53	479

Netherlands	1.14	1,993	1,262	–	731

At 31 December 2001:

Germany	3.28	5,976	5,573	–	403

Netherlands	1.49	2,721	1,531	30	1,160

United States	1.83	3,327	1,138	27	2,162

At 31 December 2000:

United States	1.23	2,254	421	141	1,692

Cross border outstandings between 0.75% and 1% of adjusted assets

As at 31 December 2002, the Group had no aggregate cross border outstandings between 0.75% and 1% of adjusted assets.

As at 31 December 2001, the Group had aggregate cross border outstandings with Canada of 0.82% and France of 0.96% of adjusted assets with aggregate outstandings of £1,491m and £1,754m, respectively.

As at 31 December 2000, the Group had aggregate cross border outstandings with Hong Kong of 0.90% of adjusted assets with aggregate outstandings of £1,661m.

Tangible fixed assets

	Year ended 31 December

	2002 £m	2001 £m	2000 £m

Capital expenditure	165	143	115

Capital expenditure to 31 December 2002 amounted to £165m. The majority of this, £139m, was incurred by Retail Banking mostly related to branch refurbishments, computer infrastructure and telecommunications. In Wealth Management & Long Term Savings and Wholesale Banking, £16m and £10m, respectively, were spent.

Capital expenditure to 31 December 2001 amounted to £143m. Expenditure within Retail Banking mostly related to branch refurbishments, computer infrastructure, telecommunications and ATM investment. In Wealth Management & Long Term Savings and Wholesale Banking, £24m and £14m, respectively, were spent.

Capital expenditure to 31 December 2000 amounted to £115m. Expenditure was mainly within Retail Banking. In Wealth Management & Long Term Savings and Wholesale Banking, £27m and £3m, respectively, were spent. The principal capital divestitures in the year related to the sale of substantially all the Group’s freehold properties.

The property interest of the Group at 31 December 2002 consisted of the following:

	Freehold	Leasehold		Operating leases	Total	Floor space (Sq. ft)
			(1)

Retail Banking	7	45		813	865	2,638,899

Wholesale Banking	1	41		68	110	1,550,063

WM&LTS	1	–		–	1	37,872

Group Infrastructure	–	8		35	43	1,653,145

Total	9	94		916	1,019	5,879,979

(1)	The Group’ s leasehold properties are subject to leases ranging from 1 to 999 years inmaturity with the majority being 9 years in average duration and subject to annualcontracted rental increases.

The above table shows the number of individual properties owned by the Group. This is less than the number of unique property interests as the Group has more than one interest in some properties.

Included in Group Infrastructure in the above table are 26 branches that were not occupied by the Group as at 31 December 2002. Of the above properties, 945 are located in the UK, 58 in Europe and 16 in the rest of the world. There are no material environmental issues associated with the use of the above properties.

The Group has four main Head Office sites at Triton Square, London, Nelson Street, Bradford, St. Vincent Street, Glasgow and Grafton Gate East, Milton Keynes. The main computer centre is Shenley Wood House in Milton Keynes. These properties are held under operating leases. The registered office of the Group is located at Abbey National House, 2 Triton Square, Regent’s Place, London.

Management believes its existing properties and those under construction, in conjunction with the operating lease arrangements in place with Mapeley Columbus Limited, are adequate and suitable for its business as presently conducted or to meet future business needs. All properties are adequately maintained.

Back to Contents

Capital management and resources
Capital management and capital allocation
The Abbey National Group adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The various regulatory minimum capital criteria are augmented by internally assigned buffers. These ratios, buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost effective structure to fulfil the Group’s capital requirement.

The most obvious capital management techniques considered are the issue of equity, preference and subordinated capital instruments. Other levers available include, tools involving equity (eg scrip dividends) and tools involving retained earnings (in particular dividend policy – internal and external). Another obvious tool is control of the amount of assets and risk on the balance sheet and finally the use of asset mitigation tools designed to reduce the capital required to back certain classes of asset by disposing of part of the risk associated with them.

The capital allocation control process in Abbey National has two main determinants; the capital volumes approved to Value Centres within the planning process, and the need to have access to a capital buffer which is sufficient to cover the capital impact of major contingent events or “capital shocks”. Capital allocation decisions will be influenced by comparison of returns earned on regulatory equity, conducted as part of planning reviews under which capital levels for operating divisions are approved or when additional capital requests are received.

Capital adequacy requirements
Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basel Committee on Banking Supervision (the “Basel Committee”) and subsequently implemented in the United Kingdom by the UK regulator, the Financial Services Authority (FSA).

The supervision of capital adequacy for banks in the EC is governed by two EU Directives: the Banking Consolidation Directive (BCD) and the Capital Adequacy Directive (CAD).

After consultation through the first half of 2003, the Basel Committee intends to issue a final draft of the New Capital Accord in 2003 which will replace its 1988 Capital Accord. It is currently expected that the New Capital Accord will be implemented in 2006, although implementation in the EU will be dependent on the adoption of a directive amending the BCD and CAD. Although the Committee intends to deliver a more risk-sensitive methodology, including a new operational risk capital charge, its goal is that, on average, the new approach should not raise nor lower regulatory capital for the banking sector. The international minimum risk asset ratio of 8% will be unchanged.

On the basis of the developing proposals, management do not expect any material adverse change to the business of the Abbey National Group to arise from the new capital adequacy framework.

Capital ratios
The following capital ratios, which exceed both the Basel
Committee minimum risk asset ratio of 8% and the FSA’s specific recommendation for Abbey National, are calculated for the Group as supervised by the Major Financial Groups Division of the FSA. Abbey National recognises the additional security inherent in Tier 1 capital, and hence also presents a Tier 1 to risk-weighted assets ratio. An equity Tier 1 ratio (Tier 1 excluding preference shares) is also presented.

Capital adequacy data

	2002 £m	2001 (restated) £m	2000 (restated) £m

Balance sheet:

Distributable reserves and shareholders funds	6,196	7,456	6,954

Life assurance reserves – non distributable	153	416	555

Less goodwill recognised(1)	(1,277)	(2,505)	(1,475)

Core equity Tier 1	5,072	5,367	6,034

Tier 1 capital instruments	2,174	1,717	1,123

Total Tier 1 capital	7,246	7,084	7,157

Undated subordinated debt	3,065	3,181	2,699

Dated subordinated debt	2,745	2,719	2,963

General provisions and other	394	335	240

Total Tier 2 capital	6,204	6,235	5,902

Less:

Investments in Life Assurance businesses	(3,782)	(3,201)	(1,831)

General insurance and other	(575)	(301)	(251)

Total supervisory deductions	(4,357)	(3,502)	(2,082)

Total capital	9,093	9,817	10,977

Risk Weighted Assets:

Retail Banking	37,572	33,380	33,803

Wealth Management and
Long Term Savings	10,452	11,160	11,225

Wholesale Banking	30,410	39,634	35,889

Group Infrastructure	271	284	284

Total group risk weighted assets	78,705	84,458	81,201

Banking book	72,900	76,341	74,756

Trading book	5,805	8,117	6,445

Total group risk weighted assets	78,705	84,458	81,201

Capital ratios:

Risk asset ratio (%)	11.6%	11.6%	13.5%

Tier 1 ratio (%)	9.2%	8.4%	8.8%

Equity Tier 1 ratio (%)	6.4%	6.6%	7.4%

(1)	Goodwill recognised in the table above differs to that quoted in Material charges and accounting policy changes due to the differing regulatory treatment of goodwill amortisation and other adjustments.

Abbey National had no Tier 3 capital in 2002, 2001 or 2000.

Back to Contents

Balance sheet
As at 31 December 2002, the equity Tier 1 ratio was 6.4% (2001: 6.6% before prior year accounting adjustments: 6.3% post), and the Group’s risk asset ratio was 11.6%. The Group risk asset ratio was above the minimum standard set by the Financial Services Authority. The Group’s strategy is to rebuild its effective capital position through retained earnings and asset disposals, while also reducing the risk against which the capital is held.

Abbey National manages capital at a Group level to optimise capital efficiency. The core Tier 1 position gives the Group the flexibility to issue further structured Tier 1 and 2 instruments if appropriate and subject to market conditions.

Abbey National’s Tier 1 capital was increased by £162m to £7.246m as the reduction in retained earnings (pre-goodwill charges) was more than offset by the issuance of Tier 1 capital instruments. The Group’s Tier 1 capital includes a £153m non distributable reserve, representing the unrealised organic embedded value post tax profits generated by the life assurance businesses. This reduced in 2002 reflecting the post tax impact of embedded value rebasing. Tier 1 capital also includes the cash profits generated by the life assurance operations.

The £31m decrease in Tier 2 capital to £6,204m was principally due to the amortisation of existing subordinated issues offset by the issue of dated subordinated debt and a circa £60m increase in general provisions.

Supervisory deductions primarily represents capital utilised in non-banking businesses, and mainly represents the equity investment and retained earnings in life assurance and insurance companies. Of the £3,782m deduction relating to Life businesses, £2,935m represents the value of the long term assurance business, and the balance relates primarily to the net assets of the shareholders funds, which includes a £500m contingent loan and £200m of capital lending. The increase in these deductions over the year relates to a net increase in the exposure to the Group’s life businesses, arising from the level of capital injections into the subsidiaries outweighing the fall in embedded value of these businesses. Remaining deductions largely relate to investments in special purpose vehicles which have grown primarily as a result of increased utilisation of wholesale credit protection vehicles, which has now been curtailed.

Risk weighted assets
Retail Banking risk weighted assets have increased by £4.2 billion, principally as a result of movements in the mortgage asset which carry a 50% risk weighting. These include £3.1 billion of RWAs relating to net lending and the transfer of social housing assets equating to £1.7 billion RWAs from Wholesale Banking, partially offset by the net impact of mortgage asset securitisations.

Wholesale Banking RWAs have decreased by £9.2 billion due to asset portfolio disposals and the transfer of Social Housing to Retail

Banking, offset by the transfer in of £1.1 billion of bond related RWAs previously reported in Wealth Management and Long Term Savings.

The corresponding decline in Wealth Management and Long Term Savings risk weighted assets was partially offset by lending growth in cahoot.

The RWAs in the trading book have fallen by £2.3 billion reflecting sales and the reduction in the regulatory capital charge for fixed income and equity derivatives following approval by the FSA of the use of ANFP’s risk models.

Reconciliation of equity tier 1

	£m	%

Equity tier 1 as at 1 January 2002 (restated)		6.3

Capital impacts:

– Trading profit after tax (before embedded value re-basing and goodwill)	546	+0.7

– Embedded value rebasing after tax	(480)	–0.6

– Dividends (ordinary, preference & minorities)	(486)	-0.6

– Other	125	+0.2

	(295)	-0.3

Risk weighted asset impacts:

– Personal Financial Services lending growth	4,192	-0.3

– Wholesale Bankingrisk weighted asset reduction	(9,224)	+0.6

– Wealth Management asset transfer	(721)	+0.1

	(5,753)	+0.4

Equity Tier 1 as at 31 December 2002		6.4

Note: The goodwill impairment and amortisation after tax of £1,202m does not impact Equity Tier 1.

The Group’s equity tier 1 ratio was stable at 6.4% at 31 December 2002, compared to the restated 2001 ratio, with the impact of the embedded value rebasing and other adjustments more than offset by the lower dividend payout and the reduction in RWAs, particularly in the Wholesale Banking business.

Potential impact of Life Assurance on equity tier 1
The following analysis illustrates the impact on the Group’s equity tier 1 ratio should the net assets of the long term assurance business (per supervisory deductions) be supported by Group capital in the same proportion as its banking businesses (c38% equity) – rather than being treated as a deduction from total capital as required by current FSA regulations.

	Balance Sheet £m	Equity Tier 1%

Equity tier 1 as reported	5,072	6.4

Less:

Illustrative equity funded element of Life investment	(1,426)	-1.8

Banking equity Tier 1 Ratio	3,646	4.6

There are a number of potential medium term accounting and regulatory developments, which may impact the calculation of banking and insurance capital in coming years. Inter alia, these relate to a variety of insurance and regulatory initiatives, Basel II banking reforms and other issues such as International Accounting

Back to Contents

Standards. Some of these developments may be adverse to existing capital ratio calculations (such as the one illustrated above), while others are likely to be positive, notably in the mortgage book.

Analysis of life assurance capital

Value of long term assurance business	2002 £m	2001 (restated) £m

Net present value of future profits	1,209	1,202

Net assets held by long term assurance funds	1,107	460

Embedded value of the long term assurance business	2,316	1,662

Contingent loan to Scottish Provident’s

with profits sub fund(1)	619	628

Total value of long term assurance business	2,935	2,290

(1)

The Scottish Provident with profits fund has a liability to repay a debt to the Groupin respect of a contingent loan established as part of the de-mutualisation scheme.A condition of the arrangement is that surplus emerging on the non-participating fund accrues tothe benefit of the with profits fund until such time as the obligationsunder the loan are fully discharged; and that recourse for repayments on the loan isrestricted to surplus emerging on the Scottish Provident non-participating fund. The carrying value of the debt is covered by the current value of the future earnings on the non-participating fund.

(2)	In addition, during 2001 Scottish Mutual received capital support from the Group inthe form of a contingent loan of £500m, not included in the table, that forms part ofthe net assets of the shareholders’ funds and therefore total supervisory deductions.This was used to support the new business strain, and was structured as a contingent loan to ease repayment at a later date.

The shareholders’ interest in the long term business operations is represented by the embedded value. The embedded value is the total of the net assets of the long term operations and the present value of the projected releases to shareholders arising from the business in force. During 2002 the present value of the in-force business was broadly flat. Although the underlying business in force has increased, the impact of the stock market falls coming through the embedded value rebasing offsets this rise. The increase in net assets is largely attributable to the capital injections made during 2002 offset by the guaranteed liability/MVA adjustments and capital required to support new business.

Movements in embedded value of the long term assurance business

£m

Opening value as at 1 January – as previously stated	2,015

Restatement resulting from accounting policy change (including impact on all prior years)	(353)

1,662

Transfers to shareholders’ funds	(16)

Increase in value of long term assurance businesses after tax	252

Embedded value rebasing and other adjustments after tax	(480)

Capital injections	913

Dividends paid to Abbey National Group	(15)

Closing value as at 31 December 2002	2,316

Part of the movement in embedded value relates to prior years in moving to an unsmoothed position. This reduces the opening value by £353m. The increase in the value of long term business is achieved through ongoing management of the business and writing new business and represents the value added before consideration of market movements. The re-basing adjustment reflects 2002 changes related to the move to an unsmoothed basis together with the other items discussed in “Other material items and accounting changes”, above.

During 2002, injections into the long term funds included £825m to Scottish Mutual, in six separate tranches and £88m to Scottish Mutual International. Abbey National Life repaid £15m from the long term fund.

In total, including the shareholder fund, injections totalled £917m, with £51m dividends paid back to the Abbey national Group in April 2002. This equates with net injections of £866m. Since the year-end Scottish Provident received a capital injection of £120m.

Life assurance ratios (1)

		As at 31 Dec 2002			As at 31 December 2001

	SMA(2) %	ANL %	SP %	SMA(2) %	ANL %	SP %

Free asset ratio	1.8	3.7	0.8	3.4	3.8	5.9

Solvency ratio	157	192	129	204	197	259

(1)	The Life Assurance ratios are an estimate as at the time of signing the Annual Report. They will be finalised upon completion of the Group’ s regulatory returns, in March 2003.
(2)	Scottish Mutual International is included as part of Scottish Mutual (SMA) in the above table.

The Abbey National Group manages its capital requirements on a consolidated basis. Capital is held centrally and allocated to business segments as required. The ratios have been calculated according to the FSA guidelines in force at that time. The ratios include the negative impact of reducing the implicit item by £50m to £250m for solvency purposes as granted by the FSA in the regulatory returns of Scottish Mutual for solvency purposes.

Back to Contents

Average balance sheet

	2002			2001 (restated)			2000

Assets	Average balance £m	Interest(1) £m	Average rate %	Average balance £m	Interest(1) £m	Average rate%	Average balance £m	Interest(1) £m	Average rate%

Loans and advances to banks

UK	3,872	120	3.10	4,050	212	5.23	2,711	174	6.40

Non-UK	638	41	6.43	382	19	4.91	377	26	6.82

Loans and advances to customers(2)

UK	83,457	4,868	5.83	76,859	5,344	6.95	76,829	5,946	7.74

Non-UK	2,879	150	5.21	2,065	124	6.02	1,663	97	5.82

Lease debtors

UK	3,382	202	5.97	3,894	275	7.07	4,847	345	7.12

Non-UK	68	2	2.94	27	1	3.22	20	1	2.70

Debt securities

UK	26,208	941	3.59	36,544	1,833	5.02	36,847	2,280	6.19

Non-UK	15,828	444	2.81	12,747	579	4.54	10,604	674	6.36

Total average interest earning assets and interest income – banking	136,332	6,768	4.96	136,568	8,387	6.14	133,898	9,543	7.13

Total average interest earning assets and interest income – trading	42,696	1,360	3.19	38,365	1,854	4.83	29,815	1,667	5.59

Total average interest earning
assets and interest income	179,028	8,128	4.54	174,933	10,241	5.85	163,713	11,210	6.85

Provision for loan losses	(652)	–	–	(591)	–	–	(635)	–	–

Non-interest earning assets:

Long term assurance fund assets	26,939	–	–	21,727	–	–	18,207	–	–

Other	12,592	–	–	12,560	–	–	10,855	–	–

Total average assets and interest income	217,907	8,128	3.73	208,629	10,241	4.91	192,140	11,210	5.83

Non-UK assets as a percentage of total	8.90%	–	–	7.29%	–	–	6.59%	–	–

Total average interest-earning
assets and net interest income	179,028	2,689	1.50	174,933	2,711	1.55	163,713	2,680	1.64

Liabilities

Deposits by banks

UK	8,159	262	3.21	11,637	527	4.53	9,645	572	5.93

Non-UK	3,758	65	1.73	1,066	50	4.71	819	47	5.76

Customer accounts – retail demand deposits(3)

UK	38,730	1.090	2.82	36,962	1,269	3.43	31,351	1,164	3.71

Non-UK	1,320	33	2.50	1,339	53	3.99	1,384	64	4.62

Customer accounts – retail time deposits(3)

UK	14,396	467	3.24	12,664	614	4.85	14,861	847	5.70

Non-UK	3,416	107	3.13	3,150	154	4.87	2,345	145	6.21

Customer accounts – wholesale deposits(3)

UK	10,203	335	3.29	8,571	385	4.49	9,977	620	6.22

Non-UK	463	7	1.51	400	17	4.18	464	28	5.96

Bonds and medium term notes

UK	17,546	634	3.61	23,339	1,136	4.86	27,353	1,563	5.71

Non-UK	761	15	1.97	936	35	3.78	314	15	4.85

Other debt securities in issue

UK	12,106	467	3.86	18,560	950	5.12	18,144	1,103	6.08

Non-UK	25,233	541	2.14	13,323	513	3.86	10,791	649	6.01

Dated and undated loan capital
and other subordinated liabilities

UK	6,526	324	4.96	5,872	302	5.14	4,532	278	6.13

Non-UK	586	41	7.00	639	34	5.29	612	43	7.10

Other interest bearing liabilities

UK	47	1	2.13	27	2	7.18	64	3	5.52

Non-UK	49	1	2.04	3	1	7.34	–	–	–

Back to Contents

	2002			2001 (restated)			2000

	Average balance £m	Interest (1) £m	Average rate %	Average balance £m	Interest(1) £m	Average rate %	Average balance £m	Interest(1) £m	Average rate %

Total average interest bearing
liabilities and interest expense – banking	143,299	4,390	3.06	138,488	6,042	4.37	132,656	7,141	5.38

Total average interest bearing
liabilities and interest expense – trading	27,174	1,049	3.86	30,069	1,488	4.95	25,154	1,389	5.52

Total average interest bearing
liabilities and interest expense	170,473	5,439	3.19	168,557	7,530	4.47	157,810	8,530	5.41

Non-interest bearing liabilities:

Long term assurance fund liabilities	26,939	–	–	21,727	–	–	18,207	–	–

Other	13,635	–	–	11,054	–	–	9,511	–	–

Shareholders’ funds	6,860	–	–	7,291	–	–	6,612	–	–

Total average liabilities, shareholders’ funds
and interest expense	217,907	5,439	2.5	208,629	7,530	3.61	192,140	8,530	4.44

Non-UK liabilities as a percentage of total	16.33%	–	–	9.99%	–	–	8.71%	–	–

Interest income as a percentage of
average interest earning assets			4.54			5.85			6.85

Interest expense as a percentage
of average interest bearing liabilities			3.19			4.47			5.41

Interest spread			1.35			1.39			1.44

Net interest margin			1.50			1.55			1.64

Interest earning assets, interest bearing liabilities and the associated interest reflect a ‘linked presentation’ treatment for certain securitised assets (see notes to the financial statements). If linked presentation was not adopted, the interest spread and net interest margin would be as follows:

Interest spread	1.25	1.32	1.42

Net interest margin	1.40	1.47	1.61

(1)	For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.
(2)	Loans and advances to customers includes non-performing loans. See “– Analysis of provisions on loans and advances to customers” and “– Potential credit risk elements in loans and advances” above.
(3)	Demand deposits, time deposits and wholesale deposits are defined under “– Deposits” above.

Interest rate sensitivity

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest single administered rate items in the Abbey National Group balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. The contractual maturity of mortgage loans is generally more than five years but the maturity of the majority of retail deposits are primarily within three months. This apparent mismatch gives rise to issues which are addressed by the Group in its liquidity management. However, their effect on interest rate management is less significant. Abbey National has the ability to reprice both its retail variable rate liabilities and variable rate mortgage assets, subject to the constraints imposed by the competitive situation in the market place. Management believes this ability enables Abbey National to mitigate the impact of interest rate movements on net interest income in UK Retail Banking. Abbey National also offers fixed rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Abbey National manages the margin on fixed rate products by the use of derivatives matching the fixed rate maturity profiles. The risk of prepayment is reduced by imposing penalty charges if the customers terminate their contracts early.

Wherever possible, the Group seeks to minimise the risks associated with movements in market prices such as interest rates or exchange rates. However, given the nature of financial activities, a level of market risk is inevitable. Abbey National has developed and implemented structures and systems to manage this market risk exposure.

For additional information, see “Risk management” elsewhere in this Annual Report.

Back to Contents

Changes in net interest income – volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended 31 December 2002 and 2001. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2002/2001			2001/2000

		Changes due to increase/(decrease) in:			Changes due to increase/(decrease) in:
	Total change £m			Total change £m
		Volume £m	Rate £m		Volume £m	Rate £m

Interest income

Loans and advances to banks

UK	(93)	(8)	(85)	38	86	(48)

Non-UK	22	13	9	(7)	–	(7)

Loans and advances to customers

UK	(475)	457	(932)	(601)	2	(603)

Non-UK	26	49	(23)	27	23	4

Lease debtors

UK	(73)	(36)	37	(71)	(68)	(3)

Non-UK	1	1	–	–	–	–

Debt securities

UK	(891)	(519)	(372)	(447)	(19)	(428)

Non-UK	(134)	140	(274)	(95)	136	(231)

Trading assets

UK	(635)	(148)	(487)	187	478	(291)

Non-UK	141	141	–	–	–	–

Total interest income

UK	(2,093)	(254)	(1,839)	(894)	479	(1,373)

Non-UK	(56)	344	(288)	(75)	159	(234)

Total	(2,037)	90	(2,127)	(969)	638	(1,607)

Interest expense

Deposits by banks

UK	(264)	(158)	(106)	(45)	118	(163)

Non-UK	15	127	(112)	3	14	(11)

Customer accounts – retail demand deposits

UK	(179)	61	(240)	105	208	(103)

Non-UK	(20)	(1)	(19)	(11)	(2)	(9)

Customer accounts – retail time deposits

UK	(146)	84	(230)	(233)	(125)	(108)

Non-UK	(47)	13	(60)	9	50	(41)

Customer accounts – wholesale deposits

UK	(50)	73	(123)	(235)	(87)	(148)

Non-UK	(10)	3	(13)	(11)	(4)	(7)

Bonds and medium-term notes

UK	(501)	(282)	(219)	(427)	(229)	(198)

Non-UK	(20)	(7)	(13)	20	30	(10)

Other debt securities in issue

UK	(483)	(330)	(153)	(153)	25	(178)

Non-UK	28	460	(432)	(136)	152	(288)

Dated and undated loan capital and other subordinated liabilities

UK	22	23	(1)	24	65	(41)

Non-UK	7	(3)	10	(9)	2	(11)

Other interest bearing liabilities

UK	(4)	1	(5)	(1)	(2)	1

Non-UK	1	3	(2)	1	–	1

Trading liabilities

UK	(439)	(223)	(216)	99	271	(172)

Non-UK	–	–	–	–	–	–

Total interest expense

UK	(2,044)	(751)	(1,293)	(866)	244	(1,110)

Non-UK	(46)	595	(641)	(134)	242	(376)

Total	(2,090)	(156)	(1,934)	(1,000)	486	(1,486)

Net interest income	(53)	21	(193)	31	152	(121)

Back to Contents

Abbey National’s risk management focuses on the major areas of credit risk, market risk, liquidity risk, insurance risk, residual value risk and operational risk.

Abbey National has a well developed structure for managing risk, which consists of a comprehensive set of committees. The principal committee is the Group Risk Committee (GRC), which is responsible for monitoring and controlling the level of Group balance sheet risk Below this lies the Group Credit Committee (GCC), Group Market Risk Committee (GMRC) and Group Operational Risk Committee (GORC) which monitor relevant exposure, approve policies and standards for business areas and recommend Group policies to the GRC for approval.

Each major business area has further risk committees which report into the Group committees. Specialist risk managers within each business area are responsible for the management and control of the risks generated within that business. Risk control responsibilities are undertaken independently of the business, with the business area risk managers reporting to the Group Risk Director.

A Group Risk function ensures that policies and mandates are established for the Group as a whole, monitors and reports exposures to the Board of Directors of Abbey National (the Board), and sets standards for risk management.

Management Structure

The following chart shows the interrelationship of those of the Group’s boards and committees that deal with risk management.

(1)	Approves and authorises overall Group risk policies.
(2)	Monitors and controls the level of risk of the Group.
(3)	Monitor and review exposure, approve policies and standards for business areas and recommend relevant Group policies to the GRC for approval.
(4)	Approve credit transactions within mandates authorised by GCC, the divisional executive committees or the GRC.
(5)	Divisional risk committees together with the divisional executive committees also monitor exposures, and approve transactions associated with other risks such as liquidity risk.
(6)	Authorise dealer mandates and monitors market risk exposures against limits agreed by GMRC and divisional executive committees.

Credit risk

Credit risk is the risk that counterparties will not meet their financial obligations, which may result in Abbey National losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in the Group’s loan and investment assets, and in derivative contracts.

Managing credit risk in Retail Banking
Secured lending: Abbey National lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage asset are under continual review within the Group.

The majority of residential lending is subject to national lending policy and national lending authority levels which are used to structure lending decisions to the same high standard across the retail network, a process further improved by the addition of mortgage credit scoring and underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision making process. Criteria for assessment include credit references, loan-to-value (LTV) ratio, borrower status and loan size information and the mortgage credit score.

The majority of loans provided by Abbey National are secured on UK properties. All properties must be permanent in construction; mobile homes and riverboats are not generally acceptable. Abbey National can provide a mortgage for the purchase of properties outside the UK, where the property is a second home and the loan is secured on the main property located in the UK, or where Abbey National operates a European branch or subsidiary. Abbey National introduced a euro mortgage in 1999 where the loan and repayments are denominated in euros, although the property used as security may be in the UK.

Prior to granting any first mortgage loan on a property, Abbey National has the property valued by an approved and qualified surveyor who is often an Abbey National employee. The valuation is based on set Abbey National guidelines. In the case of a further advance when the total loan remains below 75% loan-to-value (LTV) the original property value is subject to indexation and no further survey is carried out. For further advances between 75%– 90% LTV a desk top survey may be carried out by a qualified surveyor.

The basic advance value is 75% of the lower of the valuation or the purchase price of the property. The maximum LTV ratio is usually no more than 95% where the maximum loan is £250,000. Abbey National typically charges a fee to customers where the LTV ratio is 90% or higher.

Back to Contents

Mortgage indemnity guarantee (MIG) insurance and high LTV fee. MIG insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance that exceeds the lender’s basic advance LTV ratio.

The MIG insurance arrangements, up to 31 December 2001 for Abbey National are as follows:

•	For loans originated prior to 1993, the credit risk on the amount of every mortgage advance over 75% of the valuation at origination is fully insured with third party insurance companies. The expected insurance recovery is factored into the provision for lending losses.

•	For loans originated between 1993 and 2001, Abbey National has obtained almost all of its MIG insurance from its insurance subsidiary Carfax Insurance Limited (Carfax). Carfax in turn reinsures a portion of the credit risk where commercially appropriate. Such reinsurance covers a layer of risk above a level of losses that Carfax believes it can prudently bear. At Group level Carfax’s reinsurance is the only insurance purchased; accordingly the Group provision for lending losses includes a provision for losses insured by Carfax. In the Group accounts fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to“Other operating income”in the profit and loss account over the average anticipated life of the loan.

As from 1 January 2002, Abbey National ceased purchasing MIG insurance from Carfax for the Retail bank mortgage book. Existing cover remains in force. The Retail bank continues to charge to customers high loan to value fees which are credited to the profit and loss account over the anticipated life of the loans. MIG insurance contracts between Carfax and the rest of the Group are accounted for as intra-Group transactions and are eliminated on consolidation.

Mortgage arrears and repossessions. Group Debt Management Operations is responsible for all debt management initiatives on the secured portfolio for the retail bank. Debt management strategies that include powerdialling, negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment falls due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk e.g. Loan to Value, Collections score and Account Characteristics.

If the agreed repayment arrangement is not maintained, legal proceedings may be taken which may result in the property being taken into possession. Abbey National sells the repossessed property at market price and uses the sale proceeds net of costs to pay off the outstanding value of the mortgage. The stock of repossessed properties held by Abbey National varies according to the number of new possessions and the buoyancy of the housing market.

The following table sets forth information on UK residential mortgage arrears and properties in possession as at 31 December 2002, 2001 and 2000 for Abbey National compared to the industry average as provided by the Council of Mortgage lenders (CML).

	Abbey National	CML

	(percentage of total mortgage loans by number)

6 months to 12 months in arrears

31 December 2000	0.51	0.43

31 December 2001	0.44	0.38

31 December 2002	0.27	0.33

12 months or more in arrears

31 December 2000	0.17	0.19

31 December 2001	0.13	0.17

31 December 2002	0.07	0.15

Properties in possession

31 December 2000	0.10	0.07

31 December 2001	0.06	0.05

31 December 2002	0.03	0.03

Abbey National figures shown above exclude the activities of First National Group (part of the Wealth Management & Long Term Savings segment). The activities of First National Group account for 4% of the Group’s total UK residential mortgage assets.

Bank account and unsecured personal lending.
Abbey National uses many systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or in granting bank accounts facilities. These include regular monitoring of the quality of the unsecured lending portfolio and associated scorecards as well as the use of credit and behavioural scoring systems to assist in the granting of credit facilities on these products.

Behavioural scoring examines the lending and scoring relationships that a customer has with Abbey National and how the customer uses their bank account. This information generates a score which is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value), that the Group wishes to be exposed to for each customer. Individual customer scores are normally updated on a monthly basis.

Abbey National has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies, bank account transaction processing and the upgrade strategy for Instant Plus customers to full banking facilities.

Abbey National business provides a varied range of products to assist with the finance requirements of businesses. These products include overdrafts, leasing, lease purchase, invoice discounting and factoring, property finance, secured and unsecured loans. Risk management policies are aligned to the business of the division and the inherent risks of the specific product set.

Managing credit risk in the Wealth Management &
Long Term Savings segment

First National Group activities are generally more risky than those of a residential mortgage lender. This, together with the relative diversity

Back to Contents

of a finance house’s business, requires a system of risk control which is sensitive and close to the business generation, in particular, to monitor intermediaries’ credit quality.

The risk management framework reflects the diversity of products and the nature of the advances provided, which are predominantly introduced to the Group by third parties.

The business provides products to three broad sections:

Motor Finance: provides funds via motor dealers acting as introducers to individuals and businesses. A large majority of such arrangements are secured on the vehicle involved. In the course of these operations, advances are also provided to participating dealers. Credit risk management policies and techniques mirror the varying forms of financial products provided by the business, and include the use of credit scoring.

Unsecured Lending: provides unsecured point of sale finance facilities to customers of participating high street retailers, home improvement businesses, timeshare businesses and claims management companies. Various processes are utilised to assess the credit risk associated with such transactions, including credit scoring. In addition, contingent exposure to the intermediary is managed via an assortment of methods appropriate to the quality of the intermediary and the nature of the exposure.

Secured Lending: provides first and second charge mortgage finance to personal customers via intermediaries. Credit policies pertinent to the product and delivery channel are in place, and again includes the use of credit scoring.

First National Group has a mandate set by GRC to operate within agreed policies and limits. These are subject to monitoring by GCC.

cahoot: The processes used to manage credit risks are similar to those in Retail.

Managing credit risk in Wholesale Banking

GRC has established a set of credit mandates and policies to cover asset quality in Wholesale Banking. These are designed to ensure that credit exposures fall within the risk appetite of the Group. All transactions falling within these mandates and policies are scrutinised by the appropriate credit approval authority. Specific approval by GRC is required for all transactions that fall outside these mandates. Analyses of credit exposures and credit risk trends are provided in summary for the ANTS Risk Overview Committee each month, and more detailed reports are provided to GCC on a regular basis. Large exposures (as defined by the FSA) are reported quarterly to GRC and the FSA.

Credit risk on derivative instruments is assessed using scenario analysis to determine the potential future mark-to-market exposure of the instruments at a 95% statistical confidence level and adding this value to the current mark-to-market value. The resulting “loan equivalent” credit risk is then included against credit limits along with other non-derivative exposures.

In addition, there is a policy framework to enable the collateralisation of certain derivative instruments (in particular swaps). If collateral is deemed necessary to reduce credit risk, then the amount and nature of the collateral to be obtained is based upon management’s credit evaluation of the customer.

Market risk

Market risk is the risk of a reduction in the value or income linked to a portfolio following a change in financial market conditions. The most significant sources of market risk arise in three areas: in Wholesale Banking as a result of investment, funding, trading and derivatives activities; in Retail Banking primarily from the provision of fixed rate and structured mortgage and savings products; and from the management of long term structural positions in the Group balance sheet. The Group hedges substantially all of its foreign exchange risk.

Within the life assurance businesses, market risk arises on funds managed for the benefit of the customer as well as on specific shareholder funds, with all exposures borne by the shareholder consolidated with other Group market risk exposures: such market risk arises within Retail Banking and the Wealth Management & Long Term Savings segments.

Abbey National recognises that market risk is an inevitable result of being an active participant in financial markets. The Group manages its market risk exposure by limiting the adverse impact of market movements on profitability while seeking to enhance earnings within clearly defined parameters. Abbey National ensures that business areas have sufficient expertise to manage the risks associated with their operations, and to devolve the responsibility for risk taking and risk control within the framework prescribed by the Abbey National Group Market Risk Policy. GMRC ensures that the Group has an appropriate framework in place to manage market risks. It reviews and approves high level policies and related controls, and encourages a best practice approach. Business area policies, limits and mandates are established within the context of the Group policy and monitored by business area market risk committees with Group Risk monitoring the consolidated short term market risks daily and GMRC, GRC and the Board reviewing the consolidated position at least monthly.

Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a range of complementary measures, covering both value and income as appropriate. The market risk disclosures shown below for trading instruments are calculated using Value at Risk (VaR) (using a historical simulation approach) whilst disclosures for non-trading instruments are based upon sensitivity analysis. At both Group and business area levels such analysis is complemented by stress testing.

In order to achieve consistency in measurement across business areas, GMRC has approved a series of market risk measurement standards to which business areas are required to adhere.

Back to Contents

Senior management receive regular consolidated market risk reports covering the range of risks generated by the Group, and are considered to fall into two broad categories:

Short term market risk covers activities where exposures are subject to frequent change and could be closed out over a short time horizon. Much of the exposure is generated by the Wholesale Banking activities, and includes both trading and non-trading portfolios.

Structural market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally present over the life of the portfolio or product. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer time horizon. Examples of structural market risk include the exposures arising out of the uncertainty of business volumes from the launch of fixed rate and structured retail products, or from the provision of hedging against such risks. Although most long term balance sheet positions are hedged, the Group remains exposed to variances in customer behaviour (often caused by market rate movements) impacting new business take-up and early redemption and causing unfavourable mismatches to arise.

The following table shows the sensitivity based consolidated exposures for the major risk classes run by all Group companies as at 31 December 2002, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.

From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the sensitivity analysis. The 95% confidence interval, used as a standard across the Group, means that the theoretical loss at a risk factor level is likely to be exceeded by one period in twenty. The Group addresses this risk by monitoring stress testing measures across the different business areas.

For Group trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 95% level of confidence using a simulation of actual one-day market movements over a one-year period. The effect of historic correlations between risk factors is additionally shown below. The methodology has been improved from the sensitivity analysis used in prior years to take into account the significant effects of correlation between risk factors, and the disclosures restated appropriately. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.

These numbers represent the potential change in market values of such instruments. Since trading instruments are recorded at market value, these numbers also represent the potential effect on income. Trading instruments are held only in Wholesale Banking.

	Exposure as at 31 December					Exposure for the year ended 31 December

		Actual exposure		Average exposure		Highest exposure		Lowest exposure

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Group trading instruments

Interest rate risks	4.0	6.7	5.2	5.4	7.9	7.6	3.7	3.0

Equity risks	2.9	1.2	2.0	1.3	4.9	2.3	0.8	0.6

Spread risk	2.6	2.4	2.3	3.3	3.0	4.4	1.6	1.9

Other risks(1)	–	–	0.1	–	0.1	0.3	–	–

Correlation offsets	(2.5)	(0.3)	(2.2)	(0.8)	(5.2)	(2.5)	(0.3)	(0.3)

Total correlated one-day VaR	7.0	10.0	7.4	9.2	10.7	12.1	5.8	5.2

(1) Other risks include foreign exchange risk and inflation risk. These risks are not significant, and are therefore not separately disclosed.

Back to Contents

In addition, a sensitivity analysis of exposures on non-trading financial instruments is shown below. These numbers represent the potential change in theoretical market values of such instruments, and do not represent the potential effects on income for a given time period. Separate income at risk measures are used to supplement these analyses for appropriate portfolios. Non-trading instruments are held for collection in the form of cash over time, and are accounted for at amortised cost, with earnings accrued over the relevant life of the instruments. The Group’s risk measures, however, focus on potential risks over the life of the non-trading instruments wherever appropriate, and are therefore based on valuation measures, using estimated discounted cash flow measures where reliable market values are not available.

For Group non-trading instruments the actual, average, highest and lowest exposures shown below are all calculated to a 95% level of confidence and are based upon one-day market movements for short term market risks, and market movements of between one day and three months (as appropriate to the management of each portfolio) for structural market risk positions.

						Exposure for the year ended 31 December

		Exposure as at 31 December		Average exposure		Highest exposure		Lowest exposure

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Group non-trading instruments

Short term market risk

Interest rate risks	2.4	2.0	2.2	1.9	3.5	3.2	1.0	1.1

Equity risks	0.5	–	0.2	0.1	0.7	0.3	–	–

Structural market risk

Interest rate risks	90.0	76.9	84.4	73.9	94.2	84.2	73.1	62.6

Equity risks	5.3	5.3	9.3	9.0	12.9	20.2	5.3	2.5

Foreign exchange risks	1.8	1.7	3.5	2.8	6.1	4.2	1.8	1.7

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.

Managing market risk in Retail Banking

Abbey National is able to mitigate the consequences of interest rate movements on net interest income in Retail Banking by re-pricing separately the administered variable rate mortgages and variable rate retail deposits, subject to competitive pressures However, to the extent that variable rate assets and liabilities are not precisely matched, the Retail Banking balance sheet is exposed to changes in the relationship between administered rates and market rates.

In addition to administered variable rate products, Abbey National also has a significant volume of fixed rate and structured mortgage and savings products. Abbey National has a policy of hedging its fixed rate and structured product exposures. Hedging activity is carried out using derivative financial instruments, transacted with ANFP, and the related market risks of such contracts are managed within the Wholesale Banking Market Risk Mandate (as defined below). However, during the period of product launches hedging actual volume exactly is not possible, so limits on the maximum exposure are maintained during that period. The business also remains exposed to variances from the expected redemption level of fixed rate and structured products by customers in advance of the contractual maturity, with measures and limits in place to control the exposure.

Managing market risk in Wholesale Banking

The Wholesale Banking market risk function, which is

independent of the risk-taking businesses, provides the risk management infrastructure and framework required to ensure that these businesses have the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report and monitor risk across Wholesale Banking. On a daily basis, market risk factor sensitivities, Value at Risk measures and stress tests are produced, reported and monitored against limits for each business and at the aggregate Wholesale Banking level. These limits are used to align risk appetite with the business’ risk-taking activities and are reviewed on a regular basis. Early identification and measurement of risks are important elements of the risk management processes. Measurement of risks can involve the use of complex quantitative methods and mathematical principles to model and predict the changes in instruments and portfolio valuation. These methods are essential tools to understand the risk exposures.

Managing the market risk in Life Companies

Within the Life Insurance companies market risks arise primarily from two sources.

Firstly there are market risk exposures on funds held for the account of the shareholder, and these risks are borne directly by the shareholder.

Secondly, the shareholder is potentially exposed to market risk on funds held for the account of policyholders. Such exposures

Back to Contents

are indirect in that any market risk costs are initially absorbed by any surplus in the funds.

Risks within the policyholder fund are of two types. Firstly the funds are exposed to both equity, property, fixed income and currency mismatch to the degree that the assets invested do not return the actuarially‘ smoothed’ rates of return over a long term time horizon. Secondly the funds are exposed to guarantees given to specific customers within specific products. Guaranteed annuity rates were written into certain With Profit contracts until the early 1990’s. ‘MVA’ (Market Value Adjustment) free guarantees were also given, which allow certain customers on specified dates to exercise ‘MVA-free’ withdrawals of assets plus declared bonuses.

Shareholder fund risks are consolidated with other Group market risk exposures. Second order exposures attributable to the shareholder from the policyholder fund are not consolidated but are separately identified and analysed.

Effect of repricing risks on the Group

The interest rate repricing gap information is shown in the notes to the consolidated financial statements.

Hedging activity

A significant part of Abbey National’s exposures are hedged internally offset against other categories of exposure in the balance sheet, or by using derivatives as part of an integrated approach to risk management. For further details on the use of derivatives, see the notes to the consolidated financial statements.

Liquidity risk

Liquidity risk arises across the Group balance sheet. Liquidity is managed on behalf of the Group by the Group Treasury function and the Wholesale Banking division, within the Group liquidity policy laid down by the Board and monitored by GRC. This policy is reviewed annually to ensure compliance with the “Sound Principles for Managing Liquidity in Banking Organisations” issued by the Basel Committee. Additionally, the FSA’s“Sterling Stock Liquidity ”requirements are met. Abbey National views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. These elements are underpinned by a comprehensive management and monitoring process. Group Treasury and Wholesale Banking management focuses on cash flow planning and day-to-day cash flow control, and on balancing the maturity profiles of Wholesale Banking’s liquid assets and wholesale funding to ensure Group funding and liquidity ratios are adequate. Abbey National’s liquidity position is reported to the FSA on a monthly basis.

Service level agreements exist between Wholesale Banking and subsidiaries or branches that require or provide funding to Wholesale Banking.

Residual value risk

Residual value risk occurs when the value of a physical asset at the end of certain contracts (e.g. operating leases) potentially may be worth less than that required to achieve the anticipated return from the transaction. Residual value risk arises primarily within Wholesale Banking and First National Group.

Within Wholesale Banking, exposure relates principally to trains and other rail assets managed by Porterbrook Leasing Company Limited (Porterbrook) and aircraft managed by IEM Airfinance BV (IEM). Periodic revaluations are undertaken and any reductions in assumed values are treated in accordance with generally accepted accounting practice.

Within First National Group, exposure arises within portfolios of contract purchase agreements relating to motor vehicles. Revaluations are undertaken at least annually and losses, when they arise, are treated in accordance with generally accepted accounting practice. Residual value exposure to motor vehicles reduced upon the sale of First National Vehicle Holdings during 2002.

Tools such as residual value insurance products, repurchase agreements and appropriate return conditions are employed by the Group to mitigate the associated risks. The Group Residual Value risk management framework includes business area mandates, asset specific policies, risk management standards and delegated authorities which are agreed by GRC and GCC as appropriate.

Insurance risk

Insurance risk arises when a payment is taken that offers financial protection against specified contingencies, such as life expectancy, sickness, loss or damage. As a Group, Abbey National is only exposed to the contingencies of life expectancy and sickness, that is, mortality and morbidity. The exposure to insurance risk arises in the Group’s life assurance companies, Abbey National Life, Scottish Mutual, Scottish Mutual International, Scottish Provident and Scottish Provident International.

The relevant Appointed Actuary has responsibility for managing the pricing of and reserving for insurance risk. The Group has two Appointed Actuaries – one covering UK businesses and one covering International businesses. The Appointed Actuary (UK) chairs the Insurance Risk Committee which consists of a team of insurance experts who aid the Appointed Actuary in his role. An insurance risk policy provides the control framework within which insurance risk is managed. This policy is reviewed annually and approved by GRC.

The essential elements of insurance risk management which cover assessment as well as mitigation of the risk include underwriting (from the policy proposal document through to assessment of individual claims), pricing (taking into account the level of underwriting, market experience, external studies and reassurance data), reinsurance (for assistance in pricing of some risks and for spreading of risks) and reserving (holding sufficient funds to meet expected claims).

Back to Contents

Operational risk management

Operational risk is the risk of loss to Abbey National resulting from inadequate or failed internal processes, people, and systems, or from external events. It is inherent throughout the Group and is managed and controlled at business unit and support function level.

The Board approves the Group Operational Risk Strategy and Policy. The Group Operational Risk Committee approves the Group Operational Risk Framework and Standards. Operational risk is monitored throughout the Group, with oversight by the Group Operational Risk Committee, which considers Group Operational Risk reports.

The Group also maintains contingency arrangements for critical areas to ensure that it can continue to function in the event of an unforeseen interruption. Special working groups manage environmental risk through monitoring and improving Abbey National’s environmental performance. Insurance cover is arranged to mitigate potential losses associated with certain operational events.

Back to Contents

Chairman

Lord Burns
Lord Burns (age 58) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Glas Cymru Ltd (Welsh Water) and a non-executive director of Pearson Group plc and British Land plc. He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. Until October 2001 he was a non-executive director, Legal & General Group Plc.

Executive directors

Group Chief Executive
Luqman Arnold
Luqman Arnold (age 52) graduated with an honours degree in Economics from London University in 1972 and has spent the time since then in the financial services industry, including a one year research sabbatical. He was appointed Group Chief Executive in October 2002. Prior to joining Abbey National plc, Luqman was at UBS AG where he was President and chaired the Group Executive Board, at Banque Paribas as a member of the Executive and Management Committees, and at Credit Suisse First Boston as a member of the Operating Committee.

Group Finance Director
Stephen Hester
Stephen Hester (age 42) was appointed Group Finance Director on 13 May 2002. He started his career with Credit Suisse First Boston in 1982. From 1986-1991 he was Co-Head UK Investment Banking and in 1991 was appointed Co-Head of the European Mergers and Acquisitions and Industry Groups. He was appointed to the Executive Board in 1996 as Chief Financial Officer and Head of Support Division until he was made Global Head of Fixed Income Division in 2000.

Managing Director, Wealth Management and Long Term Savings
Malcolm Millington
Malcolm Millington (age 52) was appointed IT Director in January 1999. In June 2000 he became Managing Director, Business to Consumer Banking and as of 1 March 2002, he is Managing Director, Wealth Management and Long Term Savings. He joined Abbey National in 1975 and was appointed Head of IT for Retail in 1993 and Group IT Director in 1997.

Managing Director, Wholesale Banking
Mark Pain, FCA
Mark Pain (age 41) was appointed Finance Director in January 1998 and Managing Director, Wholesale Banking in November 2001. He began his career with Touche Ross & Co and joined Abbey National in 1989. His previous appointments include Manager, Strategic Planning; Manager, European Operations; Regional Director, Retail; and Group Financial Controller.

Group IT & Infrastructure Director
Yasmin Jetha, FCMA
Yasmin Jetha (age 50) was appointed Group IT & Infrastructure Director in January 2001. She joined Abbey National in 1985 having previously held positions with Lucas CAV and Nationwide Building Society. Her previous positions in Abbey National include Director, Corporate Systems; Director, Retail Lending; and Director, Retail Service and Operations. In addition, she is also a Pensions Trustee.

Non-executive directors

Deputy Chairman and Senior Independent
Non-Executive Director Keith Woodley, FCA
Keith Woodley (age 63) was appointed director in 1996. He was made Deputy Chairman and Senior Independent Non-Executive Director in April 1999. He is a former non-executive director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is currently Complaints Commissioner for the London Stock Exchange and a Council Member and Treasurer of the University of Bath.

Leon Allen
Leon Allen (age 63) was appointed director in 1998. A US Citizen, he was previously employed, for 18 years, at Procter and Gamble and then spent 8 years with RJR Nabisco. Following that, he held appointments as CEO of Del Monte Foods Europe, Chairman and Chief Executive of Del Monte Foods International Ltd and Chairman and Chief Executive of Tetley Group Limited. He is currently a Non-Executive Chairman of Braes Group Ltd.

Vittorio Radice
Vittorio Radice, (age 45) an Italian citizen, was appointed director in 2001. He is currently Chief Executive of Selfridges plc, however from 3 March 2003 he will move to Marks & Spencer plc as Executive Director, Home. He was formerly Managing Director of Habitat UK and is also a Non-Executive Director of Shoppers Stop India Limited.

Richard Hayden
Richard Hayden (age 57), a US citizen, was appointed director in 1999. He was previously employed at Goldman Sachs where, since 1969, he held a variety of positions including general partner and Deputy Chairman. He is currently Executive Chairman, GSC Partners Europe Ltd.

Peter Ogden
Peter Ogden (age 55) was appointed director in 1994. He is a former Managing Director of Morgan Stanley & Co and is currently Chairman of Computasoft Ltd and Omnia Ltd and a non-executive director of Computacenter plc and PSION plc.

Back to Contents

Lord Shuttleworth, FRICS
Lord Shuttleworth (age 54) was appointed director in 1996 and held the post of Deputy Chairman from 1996 to April 1999. He was formerly Chairman of the National and Provincial Building Society and the Rural Development Commission. He is currently Lord-Lieutenant for the County of Lancashire.

Executive managers

Corporate Resources Director
Jim Smart, CPFA, FCCA
Jim Smart (age 42) was appointed Corporate Resources Director in March 2002 and is a member of the Executive Committee. His areas of responsibility include Human Resources, Health and Safety, Internal Audit, Group Customer Regulation Services, Regulatory Affairs, Group Legal Services and Group Secretariat. He started his career with Abbey National in 1988 as Senior Audit Controller and has held a variety of positions including Group Personnel Director, Head of Financial Planning and Analysis and more recently Finance Director, First National Group.

Deputy Managing Director, Retail Banking
John Berry
John Berry (age 54) was appointed Deputy Managing Director, Retail Banking in June 2002. In November 2002 he assumed responsibility for the Retail Bank and attends the Executive Committee. He joined Abbey National in 1969 and has held a wide variety of appointments including Operations Director, Marketing Director, European Director and more recently Retail Sales Director.

Organisational structure
As part of the Group’s strategic review, a new functional organisational structure is being implemented. This has the effect of changing the roles and responsibilities of a number of full Board and Executive Committee members, with effect from 26 February 2003. See “Business overview – Organisational structure” for further details.

Back to Contents

The directors have pleasure in presenting their report for Abbey National plc for the year ended 31 December 2002.

Principal activities
The principal activity of Abbey National plc and its subsidiaries continues to be the provision of an extensive range of personal financial services. The Operating and financial review for the year, including a review of non-banking activities, is set out on pages 7 – 67 of this document. Note 22 to the financial statements provides a list of the principal subsidiaries and the nature of each company’s business as well as details of overseas branches. Details of important events which have occurred since the end of the financial year and prospects for 2003 are included in the Business review and the Operating and financial review sections.

Results and dividends
The loss on ordinary activities before tax for the year ended 31 December 2002 was £984m (2001: profit of £1,470m).

An interim net dividend of 17.65 pence per ordinary share was paid on 7 October 2002 (2001: 16.80 pence per ordinary share).

The directors propose a final dividend for the year of 7.35 pence per ordinary share (2001: 33.20 pence per ordinary share) to be paid on 6 May 2003.

Share capital
The authorised and issued share capital of the Company are detailed in note 41 to the financial statements.

During the year, 2,502,602 ordinary shares were issued on the exercise of options under the Sharesave scheme, 113,100 ordinary shares were issued on the exercise of options under the terms of the Employee Share Option Scheme and 454,919 ordinary shares were issued under the terms of the Executive Share Option Scheme. In addition, 6,642,713 ordinary shares were issued in lieu of cash for the final dividend for 2001 and 2,192,553 ordinary shares were issued in lieu of cash for the interim dividend in 2002, in accordance with the terms of the Alternative Dividend Plan. During 2002, shares to meet grants under the Executive Share Option Scheme and Share Matching Scheme were purchased in the market by the Abbey National ESOP Trust and the Abbey National Employee Trust. Shares, which are intended to be used in respect of the conditional rights under the Abbey National Employee Share Ownership Scheme (partnership shares) were purchased in the market and held in the Abbey National ESOP Trust.

At the Annual General Meeting on 25 April 2002, shareholders authorised the Company to make market purchases of its own shares, to a maximum of 144,623,599 ordinary shares of 10 pence each, 125 million 8 5/8% preference shares of £1.00 each and 200 million 10 3/8% preference shares of £1.00 each. No purchases have been made during the year under these authorities. These authorities remain valid until the forthcoming Annual General

Meeting, when it is intended that resolutions will be put to shareholders to renew them.

Payment policy and practice
Abbey National deals with a large number of suppliers operating in a diverse range of industries and accordingly does not operate a single payment policy in respect of all classes of suppliers. Each individual operating area is responsible for agreeing terms and conditions under which business is to be transacted and for making the supplier aware of these beforehand. It is, and will continue to be, the Company’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions.

The Company’s practice on payment of creditors has been quantified under the terms of the Companies Act 1985 (Directors’Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of amounts invoiced by trade creditors during the year to amounts of Company trade creditors at 31 December 2002, trade creditor days for the Company were 24 (2001: 26 days). The equivalent period calculated for the UK Group is 26 days (2001: 28 days).

Market value of land and buildings
On the basis of a periodic review process, the estimated aggregate market value of the Group’s land and buildings was below the fixed asset net book value of £37m, as disclosed in note 25 to the consolidated financial statements, by approximately £19m. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Group which exceeds the estimated market value, and that the net book value is not impaired.

Directors and directors’ interests
Details of all the current directors are included on pages 68 and 69.

All of the directors have served on the Board for the whole of the period 1 January 2002 to 31 December 2002, with the exception of Luqman Arnold and Stephen Hester who were appointed to the Board on 21 October and 13 May respectively. Having been appointed to the Board since the last Annual General Meeting, Luqman Arnold and Stephen Hester will retire and, being eligible, offer themselves for election at the forthcoming Annual General Meeting. Timothy Ingram, John King and Ian Treacy all resigned as executive directors on 28 February 2002. Ian Harley resigned as Chief Executive Officer on 19 July 2002, Lord Currie resigned as non-executive director on 31 July 2002 and Andrew Pople resigned as executive director on 28 November 2002. Richard Hayden, Lord Shuttleworth and Keith Woodley will retire by rotation at the Annual General Meeting and, all being eligible, offer themselves for re-election.

Back to Contents

No director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. Disclosures required by FRS 8, Related Party Disclosures, are set out in note 55 to the financial statements.

Directors’ interests in the shares of the Company, awards under the Long Term Incentive Plan and options to acquire shares are set out in the Remuneration report on pages 78 to 86.

Substantial shareholdings
As at 25 February 2003, the company has received notification of three disclosable interests in the issued ordinary share capital, in accordance with sections 198 to 208 of the Companies Act 1985. Fidelity Management & Research Company has disclosed an interest in 57,023,515 ordinary shares of 10 pence each, representing 3.91% of the issued share capital of the Company. Franklin Resources Inc. has disclosed an interest in 44,239,862 ordinary shares of 10 pence each, representing 3.04% of the issued share capital of the Company. Legal & General Investment Management Limited has disclosed an interest in 43,777,126 ordinary shares of 10 pence each, representing 3.01% of the issued share capital of the Company.

Corporate governance
A report on corporate governance is set out on pages 74 to 77 of this Annual Report. The remuneration policy contained in the Remuneration report on pages 78 to 86 of this Annual Report will be proposed for approval at the Company’s Annual General Meeting on 24 April 2003.

Corporate citizenship
Abbey National is committed to good corporate citizenship and to treating all those who come into contact with the Company in a fair and ethical manner. Abbey National aims to comply with the Association of British Insurers disclosure guidelines on social responsibility. These guidelines call for companies to provide information on social, environmental and ethical matters in their annual reports. Abbey National provides such information in the following sections.

Abbey National also produces a Corporate Citizenship Report (CCR) which is approved annually by the Board, that sets out the policies and procedures in place within the Abbey National Group to manage social, environmental and ethical risk. The CCR includes information about: Abbey National’s ethical principles, corporate governance, social impact of the business, treatment of employees, community involvement and charitable donations, and its environmental policy, objectives, targets and performance. The CCR can be found on the Company’s web site: www.abbeynational.com. A hard copy can be obtained by writing to Community Relations at the registered office address on page 169 of this Annual Report.

Management of Corporate Social Responsibility (CSR)
In March 2002, the Board formed a Steering Group to oversee all corporate social responsibility matters. This committee is chaired by the Corporate Resources Director, demonstrating the significance the Board attaches to these issues.

The CSR Steering Group reports to the Board twice a year covering strategic and reporting updates. The identification and assessment of significant risks is embedded in the risk management decision making process and reported to the Board. Group Risk oversees risk management processes, with Internal Audit providing assurance that these processes are effective. However, there is no specific account taken of CSR issues in the training of directors. Key CSR risks (specifically, human resources, environmental and reputational risks) are also considered by the Group Operational Risk Committee and are reported to the Board through Operational Risk Reports.

Abbey National participates in a number of indices (FTSE4Good and Dow Jones Sustainability indices) and benchmarking exercises focusing on CSR issues. In April 2002, Abbey National, as a member of the FORGE Group, formalised a structured approach for the management and reporting of CSR issues for the financial sector.

Employees
Abbey National treats its employees as partners in the business.

Abbey National has a ‘Partnership Agreement’ with ANGU, the Trade Union it recognises for employee representation. Consultation takes place at both national and local levels. Regular relationship management meetings are held to ensure communication is open and two-way.

Details of the number of staff employed by Abbey National are included in note 1 to the financial statements.

Communication and Consultation. The Company considers employee involvement and effective communication are vital to Abbey National’s success. The Company publishes a quarterly employee magazine ‘Abbeyview’ combining work-related issues and information with articles of general interest. Almost all employees have access to Abbey National’s internal web sites. These, together with traditional methods of communication, such as team meetings, aim to ensure that employees are fully informed. Abbey National continues to seek employees’ views and opinions. The results of quarterly opinion surveys are made available to all staff.

Diversity
Abbey National’s long term commitment to diversity is set out in the Company’s policy statement: ‘Valuing People as Individuals’. Regular progress reviews show that the Group is reaching its diversity goals. Abbey National has recently completed an equal pay audit. The Company has embraced the spirit of the Disability Discrimination Act and is a committed user of the Employment Service’s ‘Positive about Disabled People’ symbol.

Back to Contents

The Company has formed a Disability Employment Action Team to ensure it recruits, retains and develops disabled people, and is a ‘Gold Card’ member of the Employers’ Forum on Disability, the Company’s goal is to make Abbey National an employer of choice for disabled people. Those employees who become disabled during their employment are provided support where possible to enable them to remain in their existing roles. Amongst other support services, the Company operates an ‘Enabling Suite’ which allows employees to test out and gain training in using IT systems specially designed for disabled people.

Work – life balance. Abbey National is committed to supporting individuals in achieving a reasonable balance between their personal and working lives. To this end, the Company offers employees a comprehensive range of flexible working options, including part-time working, job sharing, career breaks and extended maternity provisions. Home working allows eligible employees to use their home as their work base. Compressed Working Arrangements allows employees to work their contractual working hours over a reduced number of extended working days. Abbey National frequently reviews and develops these flexible working options to ensure it retains competitive advantage and to support its reputation as an employer of choice.

Health, safety and welfare
The directors are committed to developing and maintaining a management culture that ensures the health, safety and welfare of employees on company premises. Abbey National also recognises the health and safety of other people when they come into contact with our business operations. Abbey National has an Occupational Health and Safety Unit which works closely with management, staff and union to ensure that the Health and Safety policy is effectively implemented and maintained. To emphasise the importance the Board attaches to Health and Safety issues, the Corporate Resources Director is responsible for ensuring that Health and Safety issues remain on the corporate agenda.

Customers
Abbey National is dedicated to maintaining good relationships with its customers based on fairness, honesty, openness and integrity. Abbey National aims to understand the consequences of its actions on all its customers, and to take into consideration their unique circumstances, especially when they find themselves in financial difficulties.

Financial exclusion. The Company has operated an Instant Plus Account (offered to people who do not meet the criteria for a standard bank account) since 1996 and is actively working with the government and the Post Office on development of ‘Universal Banking Services’. This work has included the development and launch (in February 2003) of a new basic bank account, appropriate for state benefit recipients who wish to access their money either at cash machines or Post Office counters. The Company actively supported the Consumer Credit Counselling Service and Money Advice Trust to assist people who have fallen into financial difficulties.

Disabled customers. Measures have been put into place to help ensure that all of Abbey National’s services are equally accessible to customers with disabilities. For example, communication aids such as induction loops for hearing-impaired customers exist in most branches and textphones are in operation across head office sites. Customer and shareholder information remains available in alternative formats including Braille and large print.

Social housing. Abbey National is one of the UK’s largest lenders to Housing Associations and has funded a number of projects that provide community services in addition to housing.

Ethical
The Company’s ethical policies are articulated in “How we do business – a statement of ethical principles”. This document, which was reviewed and updated by the Board in 2002, includes commitments to behave ethically towards all stakeholder groups and to consider ethical concerns in the investment of Company assets.“ The Ethical Investment Guidelines” are an integral part of the risk management processes for investment decision making.

Reputational risk issues are generally monitored by the Group Chief Executive and the Group Executive Committee.

Abbey National has in place a Procurement Policy that explicitly promotes competitive tendering and dealing with suppliers in a fair and open manner. The policy requires Abbey National to take into account the ethical record of a company, among other factors, when vetting potential suppliers, and requires a record of hospitality received to be maintained by each department and made available for review.

There is also a framework in place for staff to follow if they feel a breach of ethical or environmental principles has taken place. Employees are urged to follow these procedures if they have evidence of any breaches of the ethical principles addressed in ‘How We Do Business’.

Environmental
Abbey National recognises its responsibility to consider environmental issues associated with its business activities. The Board approved the Company’s updated environmental policy in December 2002. This policy applies to all business units, covers all significant environmental impacts and risks, and provides the basis for the Company’s environmental management system. Environmental management is integrated into the Operational Risk framework and overseen by Group Risk. Senior managers are responsible for ensuring compliance with the policy and risk management procedures, and Environmental working groups are responsible for progress in line with the environmental management strategy. Strategy and performance are monitored by the Corporate Social Responsibility Steering Group, the Group Operational Risk Committee and on a biannual basis by the Board.

Back to Contents

The Company’s environmental performance is subject to internal audit on a rolling basis and our disclosures in the Corporate Citizenship Report are externally verified.

The environmental policy and more detailed information on risk and performance are published in the Corporate Citizenship Report.

Political contributions
No contributions were made for political purposes.

Community
The Company has continued to support a wide range of charitable projects, primarily through the Abbey National Community Partnership Programme and Abbey National Charitable Trust Limited (the Trust). Total cash donations of £1,892,635 (2001: £2,358,464) were made to charities through the Trust and by other Abbey National Group companies in 2002. The total value of support to charities and the voluntary sector amounted to £2,762,360 in 2002 (2001: £3,961,077). This comprised cash donations and other support given in kind, including the value of staff time which is matched on an hour for hour basis through the Company’s Volunteering Scheme. The Trust also supported the fund-raising efforts of Abbey National staff, giving £621,510 (2001: £600,370) to match amounts they raised during the year. Further details on Abbey National’s involvement with the Community can be found in the Corporate Citizenship Report.

Auditors
A resolution to re-appoint Deloitte & Touche as auditors will be proposed at the forthcoming Annual General Meeting.

Statement of directors’ responsibilities
The directors of Abbey National plc are required by United Kingdom company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year, and of the loss for the Group for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

In respect of the financial statements the directors are required to:
•	ensure that suitable accounting policies, which follow generally accepted accounting practice, have been applied consistently;
•	ensure that reasonable and prudent judgements and estimates have been used in the preparation of the financial statements;
•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business; and
•	state whether applicable United Kingdom accounting standards have been followed and to disclose and explain any material departures in the financial statements.

Annual general meeting
Details of the business of the Annual General Meeting can be found in the accompanying booklet ‘Notice of Annual General Meeting 2003’.

By Order of the Board

Norman Wilkes
Acting Company Secretary
25 February 2003

Back to Contents

Corporate governance is concerned with how companies are directed and controlled and in particular with the role of the Board of Directors and the need to ensure a framework of effective accountability.

Combined Code

This statement, together with the Remuneration report, set out on pages 78 to 86, explain how Abbey National has applied the principles of good practice in corporate governance set out by the Financial Services Authority in Section 1 of the Combined Code. Abbey National has complied with all the provisions of Section 1 of the Combined Code throughout the year ended 31 December 2002 except during the period between 19 July and 21 October when, due to the departure of the Group Chief Executive, the roles of Chairman and Group Chief Executive were temporarily combined.

The Board

At 31 December 2002, the Board comprised a Chairman,five executive directors, including the Group Chief Executive, and six independent non-executive directors, who bring a wide range of skills and experience to the Board. The roles of Chairman and Group Chief Executive are separated and clearly defined, except during the aforementioned period, 19 July – 21 October 2002, when these roles were temporarily combined. The Chairman is primarily responsible for the working of the Board and the Group Chief Executive for the running of the business and implementation of Board strategy and policy. The Group Chief Executive is assisted in managing the business on a day-to-day basis by the Group Executive Committee, which he chairs and which meets weekly and comprises his direct reports. All the non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. They make a significant contribution to the functioning of the Board, thereby helping to ensure that no one individual or group dominates the Board’s decision-making process. The Board met on 12 scheduled occasions during 2002, including a separate session specifically devoted to the long term strategic direction of the Group. The Board’s focus is on strategy formulation, policy and control. A corporate governance framework has been adopted by the Board, which identifies its roles and responsibilities and how these are discharged. Within this framework there is the High Level Framework of Delegation, a formal schedule of matters that identifies which decisions are reserved for the Board and how and which decisions are delegated.

Risk management in banking continues to be critical and the Board devotes appropriate time to considering the significant risks (see Internal control below). The Group Risk Committee (GRC) plays an important role by monitoring and controlling the level of Group structural balance sheet risk. It meets monthly, is chaired by the Group Chief Executive, and its membership comprises all his direct reports plus two executive managers including the Group

Risk Director. GRC also oversees a number of subcommittees: principally the Group Credit Committee (GCC) which oversees high-level credit policies and exposures and the Group Market Risk Committee (GMRC) which reviews and oversees market risk policies and controls within the Group; both of these committees meet monthly. The Group Operational Risk Committee (GORC) meets six times a year and reviews and monitors operational risk exposures within the Group. The Risk Committees in Business Divisions report into GRC and its subcommittees as appropriate. The Board, at its regular monthly meetings, reviews in detail the minutes of GRC.

One of the responsibilities of the Chairman is to ensure that Board members receive sufficient and timely information regarding corporate and business issues to enable them to discharge their duties. The adequacy of this information is periodically reviewed.

All directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby directors, wishing to do so in the furtherance of their duties, may take independent professional advice at the Company’s expense. The Company Secretary is also charged with ensuring that all new Board members are equipped to fulfil their duties and responsibilities. As part of the early familiarisation programme, new non-executive directors are encouraged to meet the executive directors individually and engage in an induction programme of visits to different areas of the Group.

Non-executive directors are appointed for a three year term after which their appointment may be extended upon mutual agreement. It is envisaged that the maximum term for a non-executive director under this regime is unlikely to exceed nine years. In accordance with the Company’s Articles of Association, one-third of the Board are required to retire by rotation each year but over a three year period all directors must have retired from the Board and faced re-election. The Company’s Articles of Association also require that a director must retire at thefirst Annual General Meeting after their 70th birthday.

During 2002, Divisional Executive Committees were in place for each of the three value centres, Retail Banking, Wealth Management and Long Term Savings and Wholesale Banking, to strengthen divisional management and control. Key issues from these committees are also reported to the Board on a monthly basis.

Committees of the Board

The Board maintains three standing committees, all of which operate within written terms of reference. Their minutes are circulated for review and consideration by the full complement of directors, supplemented by oral reports from the committee chairmen.

Audit Committee

Keith Woodley (Chairman)
Leon Allen
Richard Hayden

Back to Contents

The Audit Committee met seven times in 2002. Membership of the Audit Committee is restricted to independent non-executive directors. They have a wide variety of skills and experience including investment banking, commercial and senior management and accounting expertise. The Chairman is a chartered accountant and a previous President of the Institute of Chartered Accountants in England and Wales.

The Audit Committee’s primary tasks are to review the scope of external and internal audit, to receive regular reports from Deloitte & Touche and the Chief Internal Auditor, and to review the preliminary results, interim information and annualfinancial statements before they are presented to the Board, focusing in particular on accounting policies and compliance, and areas of management judgement and estimates. The Audit Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of the Company’s internal control and risk management systems and processes. The Audit Committee also conducts a review of the remit of the internal audit function, its authority, resources and scope of work. The Company’s relationship with the external auditors is monitored by the Audit Committee and a framework for ensuring auditor independence has been adopted which defines unacceptable non audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments.

Personnel and Remuneration Committee

Lord Shuttleworth (Chairman)
Peter Ogden
Leon Allen

The Personnel and Remuneration Committee met eight times in 2002. Membership of the Personnel and Remuneration Committee is restricted to non-executive directors. Its principal function is to monitor the human resource policies of the Group to ensure they are consistent with the Company’s business objectives and philosophy. It is charged with recommending to the full Board the Company’s policy on executive director and executive management remuneration. The Personnel and Remuneration Committee determines the individual remuneration package of each executive director. The Remuneration report, including details of individual directors’ remuneration packages, is to be found on pages 78 to 86.

Nomination Committee

Lord Burns (Chairman)
Lord Shuttleworth
Keith Woodley

Richard Hayden (appointed a member of the committee for the selection of Group Chief Executive only).

Luqman Arnold (to be appointed to the committee).

The Nomination Committee meets when necessary and at least once in each year. The Nomination Committee’s primary function is to make recommendations to the Board on all new Board appointments and also to advise generally on issues relating to Board composition and balance. It met four times during 2002.

The number of full scheduled Board meetings and committee meetings attended by each director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Personnel and Remuneration Committee meetings	Nomination Committee meetings

Luqman Arnold (appointed
21 October 2002)	3

Leon Allen	12	7	3

Lord Burns	12			4

Richard Hayden	12	7		3

Stephen Hester (appointed
13 May 2002)	7

Yasmin Jetha	12

Malcolm Millington	12

Peter Ogden	11		8

Mark Pain	12

Vittorio Radice	10

Lord Shuttleworth	12		8	3

Keith Woodley	11	7		4

Relations with shareholders

Abbey National values its dialogue with both institutional and private investors. Effective two-way communication with fund managers, institutional investors and analysts is actively pursued and this encompasses issues such as performance, policy and strategy. During 2002, Abbey National directors held meetings with 118 institutional investors whose combined shareholdings represented over 42% of the total issued ordinary share capital of the Company.

Private investors are encouraged to participate in the Annual General Meeting at which the Chairman presents a review of the results and comments on current business activity. The Chairmen of the Audit, Personnel and Remuneration and Nomination Committees will be available at the Annual General Meeting to answer any shareholder questions.

This year’s Annual General Meeting will be held on 24 April 2003. The Notice of the Annual General Meeting, which is in plain English, is circulated more than 20 working days before the Meeting and Abbey National will continue its practice of proposing only unbundled individual resolutions.

Pension funds

The assets of the Company’s main pension schemes are held separately from those of the Group and are under the control of the trustees of each scheme. The four Abbey National pension schemes have a common corporate trustee which, at 31 December 2002, had nine directors, comprising six Company appointed

Back to Contents

directors (two of whom were directors of the Company) together with three member-nominated directors.

The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2002 comprised three Company appointed directors and three member-elected directors. The Scottish Mutual Assurance (SMA) plc Staff Pension Scheme and The Scottish Provident Institution (SPI) Staff Pension Fund made changes to their trustee arrangements during 2002. As at 31 December 2002, the SMA Staff Pension Scheme provides for a maximum of six trustees, of whom four trustees are selected by SMA (two of whom are members) and two trustees are elected by the members. In the case of the SPI Staff Pension Fund, the trustee arrangements in force as at 31 December 2002 provide for a maximum of eight trustees, of whomfive trustees (at least one of whom is a member) are selected by Scottish Provident Limited, as principal employer of the Fund: the remaining three trustees are elected by the active members from their number.

With the exception of The SPI Staff Pension Fund, asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Asset management of the SMA Staff Pension Scheme is through a Trustee Investment Account invested in units of SMA’s Pooled Managed Fund. Assets (other than petty cash) of The SPI Staff Pension Fund are invested in a Managed Fund policy held with Scottish Provident Limited.

Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of Group Pension Schemes are separated from that of Abbey National. The audits of the Abbey National pension schemes and the National and Provincial Pension Fund are undertaken by Grant Thornton. The audits of the SMA Staff Pension Scheme and SPI Staff Pension Fund are undertaken by KPMG Audit Plc.

Going concern

The directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.

Internal control

The Board of Directors has overall responsibility for the system of internal control coveringfinancial, operational and compliance controls and risk management and for reviewing its effectiveness throughout the Abbey National Group. Such a control system can only provide reasonable and not absolute assurance against material misstatement or loss, and is designed not to eliminate risk, but to enable the Group to achieve its corporate objectives within a managed risk profile. The Board is responsible for determining strategies and policies for risk and control, whilst management is responsible for designing, operating and monitoring risk management and control processes to implement Board policies effectively.

The Board confirms that an on-going process for identifying, evaluating and managing the Group’s significant risks has operated throughout the year and up to the date of approval of the Annual Report. This process has been subject to regular review by the Board and accords with the guidance contained in‘Internal Control– Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales in September 1999. During the year, steps have been taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to the Board’s and management’s attention. The key elements of this process are as follows:

•	Strategic risks are considered by both the Board and the Group Executive Committee in the context of an agreed strategic framework, which is refreshed during the year through a series of strategy conferences. Annually, each value centre produces a three year plan to reflect and respond to the strategic challenges facing the Group. The consolidated three year plan is approved by the Board. Detailedfinancial and operating plans are developed for the year ahead and monthly reports are provided to the Board covering actual performance against plan, analysis of significant variances, and scrutiny of key performance indicators by the Group’sfinance function.

•	Financial risks (credit, market, liquidity, insurance and residual value) and operational risks are considered on behalf of the Board by the Group Risk Committee (GRC) and its sub committees as described in‘The Board’ section above. The Board reviews the minutes of GRC in detail and in addition receives half yearly reports from the Group Risk Director, and annually considers financial risk scenarios.

•	In addition there are a series of specific reports produced for the Board covering various aspects of operational risks and reporting on compliance with legal and regulatory requirements.

•	The Group Executive Committee manages the business on a day to day basis and the divisional directors are responsible for embedding risk management and control in accordance with the corporate governance framework.

•	A key feature of the risk management framework is the segregation of duties between the customer facing divisions, and the Group infrastructure divisions. Together with other responsibilities, the Group infrastructure divisions define standards and guidelines which enable Board policies to be translated into operational practice and also measure and monitor the overall risk exposures.

The Board has established a process for reviewing the effectiveness of the system of internal control through reports it, and the board committees, receive from the executive risk committees and various independent monitoring functions including Group Risk, Internal Audit and Group Compliance. The Audit Committee, as

Back to Contents

described above, makes an important contribution to this assurance process. Internal Audit provides independent and objective assurance that the processes by which significant risks are identified, assessed and managed are appropriate and effectively applied. Internal and external audit utilise common protocols to report and escalate significant exceptions and Internal Audit follow up all significant exceptions until satisfactory resolution by management. In addition, the self-certification process requires management throughout the Group to attest to compliance with the risk standards to confirm the effectiveness (or otherwise) of their risk management and control processes.

The Board undertook a formal annual assessment of the overall risk management and control arrangements on 21 January 2003 in order to form a view on the effectiveness of the system of internal control.

The financial results for 2002 include a number of material charges particularly relating to wholesale credit provisioning and goodwill impairment, and a change to the embedded value accounting policy for Life Assurance. The Board considered the circumstances surrounding these write downs and concluded that there are significant external factors, of a magnitude difficult to foresee, which have materially contributed to these write downs.

The Board has also reviewed Abbey National’s management, organisation, strategy andfinancial reporting, as well as internal controls, and the actions taken and plans are more fully described elsewhere in this Annual Report.

Evaluation of disclosure controls and procedures
(Sarbanes-Oxley Act 2002)

Within the 90 day period prior to the filing date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Company’s Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon and as of that evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Companyfiles and submits under the Exchange Act is recorded, processed, summarised and reported as and when required.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Back to Contents

The purpose of this report is to inform shareholders of Abbey National’s policy on remuneration (pay and benefits) as recommended by the Personnel and Remuneration Committee and adopted by the Board.

Overall remuneration strategy

The aim of the remuneration strategy is to allow the Company to secure the talent that it needs to meet its business aims, encourage superior performance and appropriate behaviours, and align the interests of employees and shareholders. We achieve this through policies that aim to make sure that:

•	overall rewards are competitive in the relevant market;
•	salary increases and bonus payments are based on contribution;
•	all staff are given the opportunity to buy shares in the Company.

These policies govern the design of remuneration arrangements for staff at all levels and in all companies across the Group.

Personnel and Remuneration Committee
(the“Committee”)

The Committee makes sure that the Company has human resource policies that are consistent with the Company’s business aims and philosophy. The Committee must recommend policies on executive directors’ remuneration to the Board and, in line with the Combined Code, decide the remuneration of each executive director, including pension rights and any compensation payments.

Membership of the Committee is restricted to independent non-executive directors. It is chaired by Lord Shuttleworth and the other members at the beginning of the year were Peter Ogden and Lord Currie. Leon Allen joined the Committee in October 2002, following Lord Currie’s resignation from the Board.

The Committee consults with the Chairman and Chief Executive as appropriate and is supported by the Corporate Resources Director.

The Committee has appointed New Bridge Street Consultants as advisors on directors’ remuneration. New Bridge Street Consultants also provide advice to the Company on general employee share schemes.

Executive directors’ remuneration policy

The remuneration policy for the executive directors follows the principles of the overall remuneration strategy described above. The current policy is described below. The overall remuneration strategy, and the policy for directors will be reviewed during 2003 to ensure that they are properly aligned with the company’s revised business strategy.

Overall pay levels

In deciding pay levels, the Committee looks particularly at the pay levels in other UK companies with a similar market capitalisation. The policy is that overall levels of remuneration should be around the middle of this group. Pay levels in other UK financial services companies are also taken into account. The Committee believes that a significant proportion of the pay of the executive directors should be linked to performance. Over half the expected value of their pay (excluding pension) comes from bonus and share schemes in which payment depends on performance.

Basic salary

Basic salaries are reviewed every year and are set to be competitive in the context of the pay of people in similar roles in other UK companies with a similar market capitalisation. The policy is that basic salaries should be around the middle of this group.

Annual performance bonus

The discretionary annual (yearly) performance-related bonus is designed to provide a direct link between each individual’s remuneration and the performance of the Company in the short term.

Total payments under the scheme are based on the Committee’s assessment of the Company’s performance against a range of measures agreed at the beginning of the financial year. These include the short term financial performance of the Company and also qualitative measures linked to the longer term creation of shareholder value. Payments to individual directors reflect their performance and contribution during the year. From 2003, i.e. payment in 2004 in relation to performance in 2003, the maximum payment under the scheme is 100% of basic salary. This has been increased from a maximum of 70% to bring it more in line with the practice in the comparator companies. Personnel and Remuneration Committee has retained discretion to pay bonuses above the maximum in exceptional circumstances. In 2002, the Committee decided to award a bonus of 70% of annual basic salary to Stephen Hester to reflect his exceptional contribution since joining as Group Finance Director in May 2002.

Total payments under the scheme for 2002 represented 38% of the salaries earned during the year (2001: 45%).

Performance conditions on share schemes

The Share Matching Scheme and Executive Share Option Scheme described below use earnings per share as a performance measure. Changes in the accounting treatment of embedded value mean that earnings per share are likely to be more volatile in future years. This has called into question the suitability of earnings per share as a performance measure in these schemes.

For 2003 the performance conditions will be based entirely on the Company’s total shareholder returns. This change is an interim measure. During 2004 the schemes will be reviewed to ensure that they are fully aligned with the new strategy and key performance

Back to Contents

indicators. Changes in the schemes will be presented for shareholder approval at the next AGM.

No changes have been made to the performance conditions of existing grants or awards under the schemes.

Share matching scheme

Executive directors may take part in a Share Matching Scheme. Under the Scheme, directors may choose to invest some or all of their bonus in the Company’s shares (“the purchased shares”). After three years, as long as the director remains in employment and has not sold the purchased shares, he or she will receive a matching award (“the matching shares”) with a value at the start of the three years equal to the value of the pre-tax bonus invested in the purchased shares. For awards in 2002 these matching shares will be available in full only if the Company’s earnings per share growth is more than Retail Price Inflation (RPI) by an average of at least 7% each year; 10% of the shares will be matched if growth in earnings per share is more than RPI by an average of 3% each year, and in proportion between these two points. This performance target applies over a fixed three-year period.

For 2003 half of the matching award will be based on the Company’s total shareholder returns (TSR) compared with the FTSE 100 companies and half will be based on TSR compared with the group of 13 UK financial services companies used for the Executive Share Option Scheme (see below). Performance against each of these groups will be assessed separately. The matching shares will be available in full only if the Company’s TSR is at the upper quartile of the group; half of the award will be available if the Company’s TSR is at the median of the group and in proportion between these two points. The performance target applies over a fixed three-year period.

Executive Share Option Scheme

The Company’s current policy is to grant options to executive directors each year with a total exercise price equivalent to twice the individual’s basic annual salary. Exceptional awards have been made to Luqman Arnold and Stephen Hester who were appointed during the year. These are described in “New appointments” below. Options are also granted to senior executives and to other colleagues who have made an exceptional contribution during the year.

The Scheme allows Executives to buy shares at the market price at the time the option is granted. The Executives only benefit from the Scheme to the extent that the Company’s share price rises. Their ability to exercise the options is also subject to the Company meeting a number of demanding performance targets. For the options granted in 2002, there were three performance targets and these operate separately:

•	50% of the total options granted depend on the amount by which the growth in earnings per share is ahead of RPI. All of these options can be exercised only if the growth in earnings per share is ahead of RPI by at least 7% each year; half of the options can be exercised if the growth in earnings per share is ahead of RPI by an average of 3% each year, and in proportion between these two points.

•	25% of the options granted depend on the Company’s total shareholder return performance compared with the other companies in the FTSE 100. All of these options can be exercised if the Company’s total shareholder return performance is ranked in the top quarter in relation to the other companies; half of these options can be exercised if the Company’s total shareholder return performance is ranked at the median of the group, and in proportion between these two points.

•	25% of the options granted depend on the growth in the Company’s total shareholder return compared with a group of UK financial services companies. For the options granted in 2002 the companies were Alliance and Leicester, Barclays, HBOS, Legal and General, Lloyds TSB Group, Northern Rock, Prudential and Royal Bank of Scotland Group. All of these options can be exercised if the Company’s total shareholder return performance is ranked in the top quarter in relation to the other companies; half these options can be exercised if the Company’s total shareholder return performance is ranked at the median of the group, and in proportion between these two points.

Performance is measured initially over three years. If the conditions have not been met in full after three years, performance is retested over four and five years. Any options that have not met the performance criteria after five years lapse and cannot be exercised.

For options granted in 2003, 50% will depend on the Company’s total shareholder return compared with the other companies in the FTSE 100, and 50% will depend on the growth in total shareholder returns compared with a group of UK Financial Services companies. This group will comprise the companies listed above plus Aviva, Bradford and Bingley, Friends Provident, HSBC and Old Mutual. The two performance conditions will operate separately. All of the options will be eligible to be exercised if the Company is ranked in the top quarter in relation to the other companies; half of the options will be eligible to be exercised if performance is the median of the group, and in proportion between these two points.

These performance factors have been chosen to align the directors’interests with those of shareholders and to support the Company’s objectives in achieving sustained growth in profitability.

Back to Contents

Performance graph
The graph below shows a comparison between the Company’s total shareholder return performance compared with the companies in the FTSE 100 index. The graph looks at the value, by end of 2002, of £100 invested in Abbey National on 31 December 1997 with the value of £100 invested in the FTSE 100 index. The FTSE 100 group has been chosen to give a comparison with the average returns that shareholders could have received by investing in a range of other major UK companies.

Previous executive directors’ remuneration schemes
Executive Share Option Scheme: An Executive Share Option Scheme was introduced in 1991. Executive directors stopped taking part in that scheme when the Long Term Incentive Plan (LTIP) was introduced in 1997. Other senior executives, who did not take part in the LTIP, continued to take part in the 1991 scheme until the final grants were made in March 2001.

Long Term Incentive Plan: The awards made in March 2001 were the last made under this scheme. It has now been replaced by the Executive Share Option Scheme described above, approved at the 2001 Annual General Meeting.

Other benefits
Some of the Directors are eligible for a Company subsidy on their membership of the Group Private Medical Insurance Scheme and a concessionary mortgage rate on the same basis as other employees with the same starting date. These benefits are not offered to directors joining the Company now.

The executive directors are also eligible to take part in the Company’s Sharesave Scheme and the Partnership Share Scheme on the same conditions as other employees.

Pensions
Executive directors are eligible to join one of the Company’s Pension Schemes. Luqman Arnold and Stephen Hester receive an allowance calculated as a percentage of basic salary from which they make their own pension arrangements. They are eligible to use some of this allowance to join the Company’s defined contribution scheme. The other executive directors are members of the Abbey National Amalgamated Pension Scheme, on the same basis as other employees with a similar length of service. This is a defined benefit scheme providing a pension of 1/50th of final salary for each year of pensionable service. No element of remuneration is treated as pensionable other than the basic salary.

Service contracts
On appointment Luqman Arnold and Stephen Hester were granted contracts that entitle them, initially, to twenty four months’ notice of termination of employment. The notice required reduces by one month for each month of service to twelve months’ notice after twelve months’ service. The Committee decided that, taking account of all the circumstances of the Company at the time, it was appropriate to offer this additional notice period, on a short term basis, in order to attract suitable candidates. All of the other executive directors have contracts that entitle them to twelve months’ notice. The Company may choose to pay a director instead of allowing the director to work his or her notice period. The directors are required to give the Company six months notice of termination of their employment.

The Chairman’s contract is renewable every year at the first Board meeting following each AGM. This provides for paying fees for 12 months.

Luqman Arnold and Stephen Hester have no entitlement to any additional payments in the case of termination of their contracts. The other executive directors have contracts that entitle them to receive an additional payment if they are made redundant. The payment is 3.25 weeks pay for each year of service. There are minimum payments based on service and a maximum payment of two years’salary. If they are over 50 years old when they are made redundant they may also be entitled to an addition to their pensions. These enhanced redundancy terms are a long-standing term of their contracts and are the same as are offered to most other employees in the Company. They are not offered to new directors.

Five directors left the Company’s employment during 2002. Compensation payments were made in accordance with the terms of their service agreements.

Ian Harley and Andrew Pople received a payment instead of salary and bonus for their notice periods. They also received an increase in their pension benefits for their notice periods, in accordance with their contract.

Timothy Ingram, John King and Ian Treacy received payments instead of salary and bonus for their notice periods. They also received service related severance payments and additional pension benefits, in accordance with their contracts.

Back to Contents

Details of the compensation payments made are set out in the following table.

	Payment in lieu of notice	Pension benefits in lieu of notice	Contractual pension benefits on redundancy	Contractual redundancy payment
	£	£	£	£

I Harley	1,132,312	560,000	Nil	Nil

T Ingram	517,880	230,000	520,000	401,640

J King	394,143	142,000	65,000	543,602

A Pople	700,316	118,000	Nil	Nil

I Treacy	410,920	188,000	104,000	406,252

New appointments
Stephen Hester was appointed as Group Finance Director with effect from 13 May 2002. He is eligible to participate in the annual bonus scheme, Executive Share Option Scheme and Share Matching Scheme on the same basis as the other executive directors. On appointment he was granted options with a total exercise price equivalent to four times his annual salary. These options were granted at an exercise price of £10.83 per share and were subject to the normal performance conditions described above. In return for granting these options he purchased shares, from his own resources, with an initial value of £500,000 at a price of £10.96 per share. A further grant of options with a total exercise price of twice salary will be made in March. These will be in addition to the normal discretionary grant under the scheme.

Luqman Arnold was appointed as Group Chief Executive with effect from 21 October 2002. He is eligible to participate in the annual bonus scheme, Executive Share Option Scheme and Share Matching Scheme on the same basis as the other executive directors. On appointment he was granted share options with a total purchase price of four times his annual salary. The performance conditions on this initial grant of options were designed to reflect the state of the Company’s affairs at the time. The growth in earnings per share will be compared with the annualised earnings per share in the first half of 2002. Total shareholder return performance will be compared with the TSR in the four months from 1 June to 30 September 2002. Any future grants will be subject to the normal performance conditions.

This option grant was conditional on his purchasing, from his own resources, shares to a value of £675,000 at a price of £6.20 per share. If before the next grant of options under the Executive Share Option scheme he increases his share purchases to a total value of £1,000,000, he will receive further options over shares with a market value of once times salary, or two times salary if he increases his share purchases to a total value of £1,500,000. These additional options will be granted in 2003 and will be over and above any normal discretionary grant under the Executive Share Option scheme.

The purpose of these arrangements for the new appointments was to ensure, immediately on appointment, that the new directors had a direct interest in the Company and that their interests are aligned with those of shareholders.

Non-executive directors’ fees
The Board decides the remuneration arrangements for the Chairman and non-executive directors.

The Chairman receives fees, benefits and expenses for services. He is not entitled to take part in any bonus or profit-sharing arrangements or the Executive Share Matching or Executive Share Option Schemes. The Chairman’s appointment is non-pensionable. For part of 2002 Lord Burns assumed the role of Executive Chairman. He was paid increased fees for his additional responsibilities during this period.

Fees are paid to non-executive directors. The basic fee for non-executive directors is reviewed every two years and the latest review took place during 2002. The basic fee is now £40,000 a year. An extra fee of £10,000 is paid for service on the Audit Committee and £7,500 for the Personnel and Remuneration Committee. There is an extra fee of £2,500 a year for chairing the Personnel and Remuneration Committee. An extra fee of £5,000 is paid for service on the Retail Strategy Board. (This is not a committee of the Board but an advisory group to help the management team of the Retail Banking Division.) Lord Shuttleworth receives an extra fee as a director of Abbey National Group Pension Fund Trustees Limited and the National and Provincial Building Society Pension Fund Trustees Limited. Keith Woodley’s fee includes payments for services as Deputy Chairman of Abbey National plc and Chairman of the Audit Committee.

From July 2002 the non-executive directors decided that a minimum of £10,000 each year from their fees should be used to buy Abbey National shares. The directors have indicated that they will not sell these shares while they remain directors of Abbey National.

Taxable benefits for non-executive directors include travel and other expenses for attending Board meetings.

Back to Contents

Directors’ emoluments
The following table shows an analysis of directors’ emoluments, excluding pensions, details of which are provided below:

	Salary/fee	Performance related yearly bonus	Other payments(1)	Taxable benefits	2002 Total	2001 Total
	£	£	£	£	£	£

Chairman

Lord Burns (appointed as Chairman 1 February 2002)	480,808	–	–	1,869	482,677	27,842

Lord Tugendhat (retired 31 January 2002)	30,100	–	–	1,630	31,730	374,909

Executive directors

L Arnold (appointed 21 October 2002)	135,865	96,000	–	–	231,865	–

I Harley (resigned 19 July 2002)	541,667	–	1,132,312	818	1,674,797	883,305

S A M Hester (appointed 13 May 2002)	298,077	325,000	–	–	623,077	–

T C W Ingram (retired 28 February 2002)	94,160	–	919,520	183	1,013,863	453,213

Y Jetha	283,333	34,000	–	531	317,864	361,085

J King (retired 28 February 2002)	69,149	–	937,745	238	1,007,132	377,741

M J Millington	343,651	42,000	–	1,249	386,900	424,111

M A Pain	385,000	47,000	–	739	432,739	541,389

A H Pople (resigned 28 November 2002)	393,908	–	700,316	739	1,094,963	577,289

I K Treacy (retired 28 February 2002)	72,091	–	817,172	208	889,471	392,683

Non-executive directors

L R Allen	51,667	–	–	–	51,667	41,984

Lord Currie (resigned 31 July 2002)	23,542	–	–	–	23,542	32,259

R M Hayden	44,792	–	–	–	44,792	36,984

P J Ogden	43,333	–	–	–	43,333	36,875

V Radice	40,833	–	–	–	40,833	6,997

Lord Shuttleworth	55,833	–	–	869	56,702	49,672

K S Woodley	108,750	–	–	158	108,908	102,083

	3,496,559	544,000	4,507,065	9,231	8,556,855	4,720,421

(1)	Other payments represent severance payments, payments in lieu of salary, bonus and pension allowances. Increases in pension benefits are shown in the directors’ pensions table below.

(2)	Pension related payments to L Arnold and S Hester are set out in directors’ pensions below.

Directors’ pensions
Executive directors are eligible to join one of the Company’s pension schemes.

The following table shows an analysis of the accrued pension benefits as at 31 December 2002 for executive directors participating in the Company’s defined benefits pension schemes during the period. Further information concerning the Company’s pension schemes is set out in note 52 to the financial statements.

	Transfer value of accrued pension at 31 December 2001	Transfer value of the increase in accrued pension (net of inflation)(7)	Transfer value of accrued pension at 31 December 2002	Contributions from director(6)	Increase in transfer value over the year, net of directors contribution(2)	Total accrued pensions at 31 December 2001	Increase in accrued pensions during 2002 (net of inflation)(1) (4)	Total accrued pensions at 31 December 2002(3)
Director	£	£	£	£	£	£	£	£

I Harley	4,134,205	1,858,944	5,993,149	61,035	1,797,909	291,087	42,265	333,352

T C W Ingram(5)	1,516,863	677,903	2,194,766	–	677,903	114,769	11,563	126,332

Y Jetha	1,401,254	305,861	1,720,685	42,500	276,931	104,611	40,078	146,467

J King	2,706,031	683,369	3,389,427	691	682,705	158,104	27,060	185,164

M J Millington	1,992,402	224,065	2,233,239	3,437	237,400	145,031	32,945	180,442

M A Pain	726,570	33,430	762,256	3,850	31,836	84,447	21,275	107,158

A H Pople	1,053,699	25,505	1,092,443	13,239	25,505	104,720	26,878	131,598

I K Treacy	2,942,175	646,571	3,588,746	21,161	625,410	164,844	30,080	194,924

	16,473,199	4,455,648	20,974,711	145,913	4,355,599	1,167,613	232,144	1,405,437

Payments of £47,553 and £103,250 were made to L Arnold and S Hester, respectively, as an allowance calculated as a percentage of basic salary from which they can make their ownpension arrangements.

(1)	The increase in accrued pension during 2002 represents the increase in the annual pension which each director would be entitled to receive from normal retirement age (less thestatutory inflationary increase of 1.7%, where relevant), if he/she had left service voluntarily at 31 December 2002 or at his actual retirement date if earlier.

Back to Contents

(2)	The transfer value of the increase in accrued pension represents the current capital sum which would be required, using demographic and financial assumptions, to produce an equivalent increase in accrued pension and ancillary benefits, excluding the statutory inflationary increase, and after deducting members’ contributions (including Additional Voluntary Contributions). Although the transfer value represents a liability to the Company, it is not a sum paid or due to be paid to the individual director and cannot therefore meaningfully be added to the annual remuneration.

(3)	The accrued pension as at 31 December 2002 represents the annual pension which each director would be entitled to receive from normal retirement age if he/she had left service voluntarily at 31 December 2002 or at his/her actual retirement date if earlier.

(4)	In some cases the figure for the increase in accrued pension during 2002 which appears in the table does not equal the difference between the total accrued pension as at31 December 2002 and the total accrued pension as at 31 December 2001. The difference arises where the increase in accrued pension is stated after deducting the statutory inflationary increase which would have been applied to the deferred pension entitlement had the director left at the start of the year. This deduction had been made where directors have been in service for the whole year, and is made in order to present a figure showing that element of the increase which results from an extra full year of service and from changes in remuneration. The statutory inflationary increase amounted to £1,778 for Y Jetha, £2,466 for M J Millington and £1,436 for M A Pain.

(5)	T C W Ingram did not participate in the Company’s defined benefits pension scheme. His pension arrangements were on a defined contributions basis. However, the Company agreed to provide additional benefits as if he were participating in the defined benefits scheme.

(6)	Additional Voluntary Contributions made have been included in the above table where these payments result in an increase in the value of the directors’ pension entitlements.

(7)	As a result of their early retirement, the 2002 increase in transfer value of accrued pension for Ian Harley, John King and Ian Treacy is £1,858,944, £683,369 and £646,571, respectively. This arises partly from the pension payments above, partly from normal contributions during the year, with the remainder of the increase due to the transfer value at 31 December 2001 having been calculated in the usual way using actuarial assumptions including a normal retirement age. If early retirement in 2002 had been assumed in calculating the transfer value at 31 December 2001, the transfer value at that date would have been significantly higher.

Interests of directors and officers
In 2002, loans were made by the Group to 11 directors and the executive officers of the Group and connected persons and of these loans, principal amounts of £848,325 were outstanding as at 31 December 2002. See note 53 to the consolidated financial statements included elsewhere in this Annual Report for disclosures of deposits and investments made and insurance policies entered into by directors, executive officers and connected persons with the Group as at 31 December 2002.

In 2002 there were no other transactions, arrangements or agreements with Abbey National or its subsidiaries in which directors or executive officers or persons connected with them had a material interest, other than options to subscribe for ordinary shares under the Abbey National Executive Share Option scheme, the Employee Sharesave scheme and the Employee Share Option scheme. No director had a material interest in any contract of significance other than a service contract with the Group, or any of its subsidiaries, at any time during the year.

The following table sets forth the aggregate shareholdings, as at 31 December 2002, of the directors and executive officers of Abbey National. No director or executive officer held more than one per cent of the Ordinary shares of Abbey National during the year ended 31 December 2002.

Title of Class	Owner	Number Owned	% of Class

Ordinary shares of	Directors and executive
nominal value 10p each	officers of Abbey National	400,473	0.03

Directors’ share interests
The beneficial interests of directors and their immediate families in the ordinary shares of 10 pence each in the Company are shown below:

	Number of shares

Ordinary shares	At 31 December 2002	At 1 January 2002 or date of appointment

L R Allen	4,509	4,000

L Arnold	108,870	–

Lord Burns	5,684	100

R M Hayden	4,509	4,000

S A M Hester	50,000	50,000

Y Jetha	41,065	32,444

M J Millington	92,439	84,057

P J Ogden	4,509	4,000

M A Pain	47,082	21,944

V Radice	2,509	–

Lord Shuttleworth	1,428	868

K S Woodley	6,184	5,160

There have been no changes to the beneficial and other interests of the directors in the ordinary shares of the Company as shown above up to 25 January 2003.

Back to Contents

Share options	At 1 January 2002 or date of appoint- ment			lapsed/ cancelled	At 31 December 2002	Exercise price £	Market price at date of exercise £	Gain on exercise £	Date from which exercisable	Expiry date	Scheme
		Number of options:

		granted	exercised

L Arnold	–	434,083			434,083	6.22			23/10/05	23/10/12	Executive

	–	434,083			434,083

S A M Hester	171,745				171,745	10.83			12/05/05	12/05/12	Executive

	171,745				171,745

Y Jetha	342				342	5.65			01/04/03	30/09/03	Sharesave

	777				777	9.97			01/04/04	01/10/04	Sharesave

	16,991				16,991	5.65			25/03/99	24/03/06	Executive

	16,620				16,620	7.22			24/03/00	23/03/07	Executive

	11,342				11,342	11.70			13/03/01	12/03/08	Executive

	7,198				7,198	13.06			12/03/02	11/03/09	Executive

	4,179				4,179	6.46			09/03/03	09/03/10	Executive

	12,521				12,521	6.46			09/03/03	09/03/10	Executive

	7,235				7,235	7.48			11/08/03	10/08/10	Executive

	150				150	5.91			09/09/99	08/09/06	Employee

		56,584			56,584	9.72			25/03/05	25/03/12	Executive

	77,355	56,584			133,939

M J Millington	1,315				1,315	5.13			01/04/05	30/09/05	Sharesave

	17,451				17,451	7.22			24/03/00	23/03/07	Executive

	10,769				10,769	11.70			13/03/01	12/03/08	Executive

	150				150	5.91			09/09/99	08/09/06	Employee

		64,177			64,177	9.72			25/03/05	25/03/12	Executive

	29,685	64,177			93,862

M A Pain	1,285				1,285	6.07			01/04/04	30/09/04	Sharesave

	8,008		8,008		–	5.65	9.69	32,352	25/03/99	24/03/06	Executive

	13,850		13,850		–	7.22	10.90	50,968	24/03/00	23/03/07	Executive

	150		150		–	5.91	9.59	552	09/09/99	08/09/06	Employee

	1,973				1,973	5.13			01/04/05	30/09/05	Sharesave

		79,218			79,218	9.72			25/03/05	25/03/12	Executive

	25,266	79,218	22,008		82,476			83,872

Former directors

I Harley	568		568		–	6.07	9.87	2,158	01/04/02	30/09/02	Sharesave

	349			349	–	9.88			31/10/02	31/10/02	Sharesave

	1,117			1,117	–	9.06			31/10/02	31/10/02	Sharesave

	28,053		28,053		–	5.65	7.70	57,509	25/03/99	30/04/03	Executive

	36,379		36,379		–	5.91	6.48	20,736	09/09/99	30/04/03	Executive#

		133,744		133,744	–	9.72			31/10/02	31/10/02	Executive

		426		426	–	7.76			31/10/02	31/10/02	Sharesave

	66,466	134,170	65,000	135,636	–			80,403

T C W Ingram	1,862			1,862	–	9.06			01/04/02	30/09/02	Sharesave

	150		150		–	5.91	9.59	552	09/09/99	30/09/02	Employee

	2,012		150	1,862	–			552

D G Jones	568		568		–	6.07	9.87	2,158	01/01/02	30/06/02	Sharesave

	8,012		8,012		–	3.98	10.70	53,841	01/01/02	30/06/02	Executive

	36,106		36,106		–	5.05	11.39	207,248	01/01/02	30/06/02	Executive

	22,829		22,829		–	5.91	11.39	125,103	09/09/99	30/06/02	Executive#

	150		150		–	5.91	10.30	659	09/09/99	30/06/02	Employee

	582		213	369	–	9.97	10.33	77	01/01/02	30/06/02	Sharesave

	68,247		67,878	369	–			389,086

Back to Contents

	At 1 January 2002 or date of	Number of options:			At	Exercise	Market price at date of	Gain on	Date from
	appoint- ment	granted	exercised	lapsed/ cancelled	31 December 2002	price £	exercise £	exercise £	which exercisable	Expiry date	Scheme

J King	349			349	–	9.88			01/04/02	30/09/02	Sharesave

	582			582	–	9.97			01/04/02	30/09/02	Sharesave

	4,455		4,455		–	3.98	7.93	17,597	11/04/99	30/09/02	Executive

	23,181		23,181		–	5.91	7.37	33,844	09/09/99	30/09/02	Executive	#

	150		150		–	5.91	9.59	552	09/09/99	30/09/02	Employee

	657		301	356	–	5.13	5.60	141	01/04/02	30/09/02	Sharesave

	29,374		28,087	1,287	–			52,134

A H Pople	568		568		–	6.07	9.87	2,158	01/04/02	30/09/02	Sharesave

	1,117			1,117	–	9.06			13/12/02	13/12/02	Sharesave

	150			150	–	5.91			09/09/99	13/12/02	Employee

	657			657	–	5.13			13/12/02	13/12/02	Sharesave

		82,341		82,341	–	9.72			13/12/02	13/12/02	Executive

	2,492	82,341	568	84,265	–			2,158

I K Treacy	25,042		25,042		–	5.91	10.30	109,934	09/09/99	30/09/02	Executive	#

	150		150		–	5.91	9.59	552	09/09/99	30/09/02	Employee

	1,714		1,370	344	–	5.65	5.63	(27)	01/04/02	30/09/02	Sharesave

	26,906		26,562	344	–			110,459

# Replacement options.

General notes:

1	The executive share options detailed above are subject to performance conditions based on the average growth of earnings per ordinary share relative to the average increase in the retail price index in any three years prior to exercise.

2	Executive share options granted since 1996 become exercisable if the average growth in earnings per ordinary share exceeds the average increase in the retail price index by 2%. Executive share options granted since 1997 become exercisable if the growth in earnings per ordinary share over a three year period exceeds the average increase in inflation by an average of at least 2% per annum, and the Company’s total shareholder return at least matches the median performing company in a group of specified financial institutions.

3	The options refer to those granted under the Company’s Executive Share Option, Employee Share Option and Sharesave schemes, as set out in note 41 to the financial statements.

4	Options shown under the headings‘Number of options: granted, exercised or lapsed/cancelled’ refer to options granted, exercised or cancelled during the year.

5	Market price at the date of exercise is the Middle Market Quotation, as derived from the London Stock Exchange Daily Official List. The market price of the shares on 31 December 2002 was 518p (31 December 2001: 980p) and the range during 2001 was 485p to 1132p.

6	The gains made upon the exercise of options during the year are based on the amount by which the market value of shares on the date of exercise exceeded the option price irrespective of whether the shares were sold or retained.

Notes on former directors:

1	D G Jones resigned with effect from 31 October 2001 and he retired on 31 December 2001. In accordance with scheme rules, options were exercisable from 1 January 2002 with an expiry date of 30 June 2002.

2	T C W Ingram, J King and I K Treacy retired with effect from 28 February 2002. In accordance with the scheme rules, options were exercisable from 1 April 2002 with an expiry date of 30 September 2002.

3	I Harley resigned with effect from 19 July 2002 and he retired on 31 October 2002. In accordance with the scheme rules, certain options remained exercisable with an expiry date of 30 April 2003. The remainder lapsed.

4	A H Pople resigned with effect from 18 December 2002. In accordance with the scheme rules, his options lapsed.

All employee share ownership scheme

Y Jetha, M J Millington and M A Pain all participate in the Abbey National employee share ownership scheme (partnership shares) which is available to all eligible employees. Under this scheme, participants may make twelve monthly contributions, up to a maximum of £1,500 per annum, to acquire shares in Abbey National plc. These shares may be purchased within 30 days from 31 May 2003 at their market value on 1 June 2002 or, if lower, their market value on or shortly after 31 May 2003. The number of shares which may be acquired under this scheme by each of the above, calculated on the basis of the contributions they are making and the share price on 1 June 2002 (£10.21), is 146 shares. If the share price at 31 May 2003 (or shortly after) is lower then the number of shares may increase. Based on the shares price at 31 December 2002 (£5.18), 289 shares would be the maximum number that could be acquired by each of the above directors under the scheme.

Back to Contents

Share matching scheme
Details of the Company’s ordinary shares over which the directors have conditional rights under the share matching scheme are as follows:

Conditional rights	Conditional rights to matching shares at 1 January 2002	Conditional rights granted during 2002	Shares awarded during 2002	Conditional rights lapsed during 2002	Conditional rights to matching shares at 31 December 2002

I Harley	–	13,640	–	13,640	–

Y Jetha	–	11,735	–	–	11,735

M A Pain	–	18,054	–	–	18,054

A H Pople	–	20,260	–	20,260	–

	–	63,689	–	33,900	29,789

Long Term Incentive Plan
Details of the Company’s ordinary shares over which the directors have conditional rights under the Long Term Incentive Plan (LTIP) are as follows:

Conditional rights	Conditional rights held under LTIP at 1 January 2002	Conditional rights granted during 2002	Shares awarded during 2002	Value of shares awarded during 2002 £	Conditional rights lapsed during 2002	Conditional rights held under LTIP at 31 December 2002

I Harley	92,075	–	17,096	122,560	74,979	–

T C W Ingram	52,562	–	14,712	145,134	37,850	–

D G Jones[4]	31,761	–	–	–	23,565	8,196

J King	38,792	–	10,850	107,035	27,942	–

M J Millington	40,899	–	–	–	22,282	18,617

M A Pain	50,801	–	–	–	28,320	22,481

A H Pople	55,092	–	13,173	66,326	41,919	–

I K Treacy	40,616	–	11,353	111,997	29,263	–

Y Jetha	15,456	–	–	–	–	15,456

	Shares held in trust at 1 January	Shares awarded	Shares transferred	Shares held in trust at 31 December	These shares are receivable in:
Shares held in trust	2002	during 2002	during 2002	2002	2003	2004

I Harley	24,350	17,096	41,446	–	–	–

T C W Ingram	15,249	14,712	29,961	–	–	–

D G Jones	17,485	–	17,485	–	–	–

J King	11,713	10,850	22,563	–	–	–

M J Millington	8,652	–	4,326	4,326	–	4,326

M A Pain	9,734	–	4,867	4,867	–	4,867

A H Pople	16,056	13,173	29,229	–	–	–

I K Treacy	12,371	11,353	23,724	–	–	–

Y Jetha	–	–	–	–	–	–

C N Villiers	4,694	–	4,694	–	–	–

C Toner	3,380	–	3,380	–	–	–

1	Shares sufficient to satisfy the conditional rights granted under the LTIP have been bought in the market and are held by the Abbey National Employee Trust (the Trust), which is administered by an independent professional trustee. The cost of these conditional rights, net of write back of amortisation of lapsed rights, is being credited/(charged) to the profit and loss account over the three year performance period to which they relate. In 2002, (£573,617) (2001: £379,945) was credited/(charged) to the profit and loss account.

2	Shares are awarded to directors upon the relevant performance criteria being met. Directors receive 50% of the shares awarded to them three years from the date the conditional rights are granted and the remainder five years from the same date. The shares awarded form part of directors’ emoluments in the year in which they are received and are disclosed at the value of the shares on the date of receipt by the directors.

3	The aggregate maximum value of the conditional rights and shares held in trust shown above, based on the maximum number of shares that are receivable by the directors if the Company is ranked in the top quartile of both the relevant comparator groups, and on the market price of the Company’s ordinary shares at 31 December 2002, the last day of trading in 2002, 518p (2001: 980p), would have been £383,025 (2001: £5,551,141). As stated above, all conditional rights are subject to performance criteria. The directors do not receive any of the shares if the Company is ranked below the median of both the relevant comparator groups. Shares held in trust are not subject to any further performance criteria.

4	The entitlement of D G Jones over the conditional rights held at 31 December 2002 are subject to the relevant performance criteria being met. Such entitlement to the conditional rights has been determined pro-rata to the period of service completed within the three year performance period to which those rights relate.

5	By virtue of their being potential beneficiaries of the Trust, each executive director is deemed, for the purpose of the Companies Act 1985, to have an interest in the shares held in the Trust. At 31 December 2002, the Trust held 1,559,738 ordinary shares (31 December 2001: 604,362 ordinary shares) for the above-named directors.

Back to Contents

European Union directives

General

The framework for supervision of banking and financial services in the UK is largely formed by EU Directives which are required to be implemented in member states through national legislation. Directives aim to harmonise banking and financial services regulation and supervision throughout the EU by laying down minimum standards in key areas, and requiring member states to give mutual recognition to each other’s standards of prudential supervision. This has led to the “passport” concept enshrined in the Banking Codification Directive (BCD) and the Investment Services Directive (ISD): that is, freedom to establish branches in, and freedom to provide cross-border services into, other EU member states once a bank or investment firm is authorised in its “home” state.

Prudential supervision and capital adequacy

The BCD sets out minimum conditions for authorisation and the ongoing prudential supervision of banks. Minimum conditions for the authorisation and prudential supervision of investment firms are set out in the ISD. The overall responsibility for prudential supervision falls on the home state regulator of a bank or investment firm. Supervision of capital adequacy for both banks and investment firms is governed by the Capital Adequacy Directive (CAD). The CAD contains detailed rules for the regulatory capital treatment of risks arising in the trading book, that is broadly positions and securities that a UK bank or investment firm holds for proprietary trading purposes. For other (non-trading) risks, the CAD refers to the BCD, which regulates the quality and proportions of different types of capital to be held by an institution, the amount of capital to be held for counterparty exposures arising outside the trading book and restrictions on exposures to an individual counterparty or group of connected counterparties. In addition, the CAD and the BCD require consolidated supervision of financial groups.

The Basel Committee on Banking Supervision has issued proposals for reform of the 1988 Capital Accord and has proposed a framework to replace the existing framework for the allocation of regulatory capital for credit risk. This will also have some consequential changes in respect of market risk. The consultation period on the initial proposals ended in March 2000 and the Committee published its second consultation document, the “New Basel Capital Accord”, on 16 January, 2001. The consultation period on the further proposals contained in the New Basel Capital Accord ended on 31 May, 2001. Although the Basel Committee had announced previously that it would release a revised proposal in early 2002, this has now been delayed pending the completion of a review assessing the overall impact of the proposals on banks and the banking system. Meanwhile, the Basel Committee published a revised version of the proposed New Basel Capital Accord in October 2002 as part of a Quantitative Impact Assessment of the New Accord. It is anticipated that the revised proposals will be issued for public comment in the second quarter of 2003. The Committee intends to finalise the New Basel Capital Accord in the fourth quarter of 2003, allowing for implementation at year end 2006. The New Basel Capital Accord will need to be implemented into EU law through amendments to existing EC directives. A working document on capital requirements for banks (and investment firms) was published in November 2002. It is anticipated that following finalisation of the New Basel Capital Accord the Commission will adopt a formal proposal for a directive, which will then need approval by the Council of Ministers and the European Parliament. It is the intention that the new directive will enter into force at year end 2006.

The New Basel Capital Accord will introduce a more risk sensitive framework for the calculation of credit risk which will be based either on external credit ratings or banks’ internal models. As a result, the regulatory capital treatment of transactions will no longer be fixed at the inception of the transaction, but may vary with the changes in the credit quality of the obligor or collateral.

UK regulations

General

The Financial Services Authority (FSA) is the single statutory regulator responsible for regulating deposit taking, insurance, investment and most other financial services business pursuant to the Financial Services and Markets Act, 2000 (FSMA). It is a criminal offence for any person to carry on a regulated activity in the UK unless that person is authorised by the FSA or falls under an exemption.

The FSA has authorised members of the Group to engage in certain regulated activities. The regulated activities they are authorised to engage in depend upon permissions granted by the FSA. The main permitted activities of the Group are listed below.

Banking

Deposit taking is a regulated activity that requires a firm to be authorised and supervised by the FSA. The Group includes a number of FSA authorised companies with deposit taking permission.

Insurance

UK banking groups may provide insurance services through other group companies. Insurance business is authorised and supervised by the FSA. Insurance business in the UK is divided between two main categories: long term assurance (which is primarily investment-related) and general insurance (e.g. building and contents cover and automobile insurance). Under the FSMA, effecting or carrying out any contract of insurance, whether general or long term, is a regulated activity requiring authorisation. Dealing in, arranging deals in, managing or advising on a contract of insurance is only regulated where the contract of insurance is long term assurance (see “Investment business” below).

The Group includes a number of FSA authorised companies with a permission to effect contracts of insurance. Abbey National also acts as a broker, receiving commissions for the policies arranged.

Back to Contents

Investment business

Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of, most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long term assurance contracts are all regulated activities under the FSMA and also require authorisation by the FSA.

The Group includes a number of companies with permissions to engage in a wide range of wholesale and retail investment businesses including selling certain life assurance and pension products, unit trust products and individual savings accounts (tax exempt saving products) and providing certain retail equity products and services.

FSA conduct of business rules

The FSA conduct of business rules apply to every authorised person carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on regulated activities.

The conduct of business rules prescribe stringent rules relating to the circumstances and manner in which authorised persons may communicate and approve “financial promotions”, being communications in the course of business of invitations or inducements to engage in investment activity.

The Financial Services Compensation Scheme (FSCS)

The FSCS covers claims against authorised firms (or any participating European Economic Area (EEA) firms) where they are unable, or likely to be unable, to pay claims against them. FSCS covers insurance companies, deposit takers and investment firms and is funded by imposing levies on authorised persons to meet its expenses.

Deposit taking: FSCS provides protection for customers of deposit taking companies when such companies default. The maximum level of compensation for a deposit claim is £31,700.

Investments: FSCS provides cover when an authorised investmentfirm defaults and cannot return customers’ money or investment assets; or meet claims for losses arising from poor advice or investment management. The maximum level of compensation claim related to the above is £48,000.

Insurance: Policy holders are protected if they are insured by authorised insurance companies under contracts of insurance issued in the UK, or in some cases in the EEA. The FSCS covers compulsory, general and life insurance when an insurance company defaults. The level of compensation depends on the type of insurance.

Data protection

The UK Data Protection Act 1998 limits the ability of a United Kingdom company to hold and use personal information relating to its customers. The law requires that United Kingdom companies notify the Data Protection Commissioner of their activities concerning the processing of personal data and obtain a registration prior to commencing those activities. In addition, companies regulated by the Data Protection Act 1998 must comply with a code of good conduct called the “data protection principles” and submit to requests from the individual who is the subject of the data concerning matters such as access to the data and rights to object to incorrect data being held or to direct marketing.

Other main relevant legislation

The Consumer Credit Act 1974 regulates certain brokerage and lending activities in the provision of personal secured and unsecured loans. The Unfair Terms in Consumer Contracts Regulations 1999, together with the Unfair Contract Terms Act 1977, apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is “unfair” will not be enforceable against a consumer. These Regulations apply, inter alia, to mortgages and related products and services. The FSA has gained new powers under the Unfair Terms in Consumer Contracts Regulations 1999 and is due to publish guidance on unfair terms in relation to interest rates.

Current and future developments

Banking services review

In November 1998, Her Majesty’s Treasury appointed Don Cruickshank to chair a review of banking services in the UK, with a particular focus on competition. The report resulting from this review was published in March 2000.

As a result of the Cruickshank report, the Competition Commission launched an enquiry into the provision of banking services to small and medium sized enterprises (SMEs). The report was published on 15 March 2002. It reported that a complex monopoly exists, restricting price competition. The enquiry also commented on restrictive practices and transparency issues in the provision of banking services to SMEs. The Competition Commission has imposed a pricing remedy on the UK’s largest four clearing banks which obliges them to either pay interest on in-credit SME current accounts at 2.5% below base rate or to withdraw money transmission charges. Other behavioural remedies include measures to increase the speed of switching, limit the bundling of services and to improve information and transparency.

As a response to the Cruickshank report the Government set up a Banking Services Consumer Codes Review Group headed by Dr DeAnne Julius (the Julius Group). The Julius Group aimed at improving services to banking customers by reviewing the self regulatory codes banks adhere to. The main recommendations of the report published by the Julius Group on July 2001 (the Julius Report) were: customers should be able to switch accounts between banks more easily; and more and better routine information should be given to customers. The Julius Report also recommended measures to improve the updating of, and compliance with, voluntary banking codes. The British Bankers’ Association appointed Elaine Kempson, a leading academic on

Back to Contents

financial services, to review the Julius Report and, as a result, some of the recommendations have been incorporated into the new Banking Code which comes into effect on 1 March 2003.

The OFT is currently undertaking a study of the payments system which underpins the banking industry and it is possible that the Government may use this study to introduce regulation of the payments system.

Future regulation of mortgage lending and mortgage and general insurance intermediaries

It is proposed that residential mortgage lending will be brought within the scope of FSA regulation and it is currently expected that this will occur in October 2004. The new rules for mortgage lenders will cover such matters as: thefitness, propriety and solvency of lenders; the suitability of their controllers and managers; the advertising and other promotion of mortgages; the disclosure of the essential features of a mortgage loan; and the ongoing relationship between lender and borrower.

In the meantime, until FSA regulation of mortgages is introduced, the Government has encouraged voluntary benchmark standards for certain types of mortgages.

The Julius Group (see above) called for the FSA to regulate mortgage advice. On 12 December 2001 the Government announced its decision, partly on the basis of this recommendation, to extend the FSA’s powers to enable it to regulate mortgage intermediaries.

The Government also announced that general insurance intermediaries would be regulated by the FSA following the adoption of the EU Insurance Mediation Directive in August 2002. The Treasury have consulted on draft legislation and the FSA have consulted on the rules which they propose to introduce. It is currently expected that this new regulation will come into effect in January 2005.

Future governance of insurance companies

The FSA published its report on future regulation of insurance in November 2001. Proposals for changes to the regulation of insurance companies cover: disclosure of information to consumers at point of sale and during the life of the product; solvency requirements; and responsibilities of senior managers. In particular the FSA wants to improve transparency in the use of discretion in with profits funds, to make directors and senior management of life insurance companies more accountable and to make them answerable for their decisions, including those taken on actuarial advice.

Savings review

The Sandler Report into long term savings was published in July 2002. It hopes to encourage the take up of long term savings and proposes a suite of simple, low cost products, withfixed charges for with profits, pensions and unit trust and proposals to establish a lower tier of authorisation for advisers selling only stakeholder products. The Report also contemplated simplification of the Individual Savings Account (ISA) regime.

Polarisation

The polarisation rules control the way certain savings and investment products can be sold. Advisers on life assurance, personal pension policies, collective investment schemes (unit trusts and OEICS) and investment trust savings schemes have to be either: independent (an IFA) and advise across all products and companies in the market; or tied and represent just one company or group and sell only its products. The FSA has confirmed that it plans to end the polarisation regime, subject to certain consumer protection safeguards.

EU developments

There are a number of proposals emanating from the European Union, which will affect the UK financial services industry in due course. Work continues on the Financial Services Action Plan. The intention is to create a single market forfinancial services by 2005.

There is also a proposal to create a single European Payments Area. In addition, there are proposals for a new Consumer Credit Directive and a new Consumer Policy Strategy introducing a duty to trade fairly. There have also been a number of measures which are aimed at facilitating the provision offinancial services across borders by use of e-commerce.

Non-statutory practice recommendation

Codes of practice

The UK Council of Mortgage Lenders introduced a voluntary Code of Mortgage Lending Practice in 1997 (updated 1998), which is designed to be followed by lenders in their relations with personal customers in the UK, and to which Abbey National subscribes. Abbey National also subscribes to the Banking Code, sponsored by the British Bankers’ Association, which sets minimum standards for the provision of banking services to personal customers.

Back to Contents

4	F I N A N C I A L S T A T E M E N T S

	Independent auditors’ report to the members of Abbey National plc	91

	Consolidated profit and loss account for the years ended
	31 December 2002, 2001 and 2000	92

	Consolidated balance sheet at 31 December 2002 and 2001	93

	Company balance sheet at 31 December 2002 and 2001	94

	Consolidated statement of total recognised gains and losses
	for the years ended 31 December 2002, 2001 and 2000	95

	Consolidated cash flow statement for the years ended
	31 December 2002, 2001 and 2000	95

	Accounting policies	96

	Notes to the financial statements	101

	Five year record	161

Back to Contents

We have audited the consolidated financial statements of Abbey National plc for the year ended 31 December 2002, which comprise the consolidated and company balance sheets at 31 December 2002 and 2001, the consolidated profit and loss accounts, the consolidated cashflow statements, the consolidated statements of total recognised gains and losses for the three years ended 31 December 2002 and the related notes 1 to 64. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described in note 53 as having been audited.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss or income for each of the three years in the period ended 31 December 2002 and the determination of shareholders’ funds at 31 December 2002 and 2001, to the extent summarised in note 60 to the financial statements.

Respective responsibilities of directors and auditors
As described in the statement of directors’ responsibilities, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the directors’ report and the other information contained in the Annual Report for the year ended 31 December 2002 as described in the contents section including the unaudited part of the directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with generally accepted auditing standards in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report described as having been audited.

UK opinion
In our opinion:

(1)	The financial statements give a true and fair view of the state of affairs of the company and the Group at 31 December 2002 and of the loss of the Group for the year then ended; and

(2)	The financial statements and part of the directors’remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US opinion
In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2002 and 2001 and the consolidated results of its operations and cashflows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London, England
25 February 2003

Back to Contents

AUDITED FINANCIAL STATEMENTS

Notes	2002 £m	2001 (restated) £m	2000 (restated) £m

Interest receivable:

Interest receivable and similar income arising from debt securities	2,252	3,543	3,968

Other interest receivable and similar income	2	5,876	6,698	7,242

Interest payable	3	(5,439)	(7,549)	(8,530)

Net interest income	2,689	2,692	2,680

Dividend income	4	1	3	3

Fees and commissions receivable	786	806	867

Fees and commissions payable	(275)	(275)	(269)

Dealing profits	5	100	176	116

Income from long term assurance business (smoothed)	321	345	240

Embedded value rebasing and other adjustments	(632)	(443)	(102)

Income from long term assurance business	20	(311)	(98)	138

Other operating income	6	510	707	595

Total operating income	3,500	4,011	4,130

Administrative expenses	7	(1,889)	(1,709)	(1,685)

Depreciation of fixed assets excluding operating lease assets	25	(103)	(111)	(122)

Depreciation and impairment on operating lease assets	26	(280)	(256)	(178)

Amortisation of goodwill	24	(64)	(36)	(12)

Impairment of goodwill	24	(1,138)	–	–

Depreciation, amortisation and impairment	(1,585)	(403)	(312)

Provisions for bad and doubtful debts	8	(514)	(263)	(273)

Provisions for contingent liabilities and commitments	37	(50)	9	(21)

Amounts written off fixed asset investments – debt securities	18	(388)	(246)	(32)

Amounts written off fixed asset investments – equity shares and similar investments	19	(123)	(10)	–

Provisions and amounts written off fixed asset investments	(1,075)	(510)	(326)

Operating (loss) profit	(1,049)	1,389	1,807

Income from associated undertakings	17	14	17

Profit on disposal of Group undertakings	48	67	45

(Loss) profit on ordinary activities before tax	(984)	1,470	1,869

Tax on (loss) profit on ordinary activities	9	(152)	(464)	(513)

(Loss) profit on ordinary activities after tax	(1,136)	1,006	1,356

Minority interests – non-equity	40	(62)	(59)	(51)

(Loss) profit for the financial year attributable to the shareholders of Abbey National plc	(1,198)	947	1,305

Transfer from (to) non-distributable reserve	42	263	161	(134)

Dividends including amounts attributable to non-equity interests	11	(424)	(762)	(687)

Retained (loss) profit for the financial year	(1,359)	346	484

(Loss) profit on ordinary activities before tax includes for acquired operations	4	25	–

(Loss) earnings per ordinary share – basic	12	(87.4	)p	63.2	p	89.2	p

(Loss) earnings per ordinary share – diluted	12	(86.9	)p	62.8	p	88.6	p

The Group’s results as reported are on a historical cost basis, except where, as described in Accounting policies, special provisions of the Companies Act 1985 or industry standards apply. Accordingly, no note of historical cost profits and losses has been presented.

The 2001 and 2000 comparative balances have been restated to reflect market valuations of investments in long term assurance business, accounting for the costs of share-based payments on a fair value basis, the revised presentation of coupon payments on reserve capital instruments and the recognition of deferred tax assets. See Accounting policies for details of these changes.

All results arise from continuing operations.

Back to Contents

AUDITED FINANCIAL STATEMENTS

		Notes	2002 £m	2002 £m	2001 (restated) £m	2001 (restated) £m

	Assets

	Cash and balances at central banks			396		494

	Treasury bills and other eligible bills	13		1,483		2,489

	Loans and advances to banks	14		6,601		9,874

	Loans and advances to customers not subject to securitisation		81,912		78,650

	Loans and advances to customers subject to securitisation	16	24,156		18,883

	Less: non-returnable finance		(15,160)		(12,952)

	Loans and advances to customers	15		90,908		84,581

	Net investment in finance leases	17		3,447		4,738

	Debt securities	18		59,807		67,858

	Equity shares and other similar interests	19		963		815

	Long term assurance business	20		2,316		1,662

	Interests in associated undertakings	21		51		59

	Intangible fixed assets	24		376		1,243

	Tangible fixed assets excluding operating lease assets	25	371		336

	Operating lease assets	26	2,573		2,522

	Tangible fixed assets			2,944		2,858

	Other assets	27		5,127		4,773

	Prepayments and accrued income	28		1,891		2,551

	Assets of long term assurance funds	20		29,411		30,415

	Total assets			205,721		214,410

	Liabilities

	Deposits by banks	30		24,174		24,945

	Customer accounts	31		76,766		75,809

	Debt securities in issue	32		48,079		54,413

	Dividend proposed			113		482

	Other liabilities	33		9,610		9,020

	Accruals and deferred income	34		2,218		2,903

	Provisions for liabilities and charges	35		1,028		1,334

	Subordinated liabilities including convertible debt	38		6,532		6,590

	Other long term capital instruments	39		771		297

	Liabilities of long term assurance funds	20		29,411		30,415

	Minority interests – non-equity	40		627		681

				199,329		206,889

Called up share capital	– ordinary shares	41	146		145

	– preference shares	41	325		325

	Share premium account	41	2,155		2,050

	Reserves	42	153		416

	Profit and loss account	42	3,613		4,585

	Shareholders’ funds including non-equity interests	43		6,392		7,521

	Total liabilities			205,721		214,410

	Memorandum items

	Contingent liabilities

	Guarantees and assets pledged as collateral security	45		1,902		2,393

	Other contingent liabilities	46		157		129

				2,059		2,522

	Commitments

	Obligations under stock borrowing and lending agreements	47		19,137		22,221

	Other commitments	47		4,353		5,848

				23,490		28,069

The 2001 comparative balances have been restated to reflect market valuations of investments in long term assurance business, accounting for the cost of share based payments on a fair value basis, the revised presentation of reserve capital instruments, the recognition of deferred tax assets and a change in presentation for equity linked deposits. See Accounting policies for details of these changes.

The financial statements on pages 92 to 160 were approved by the Board on 25 February 2003 and signed on its behalf by:

Back to Contents

AUDITED FINANCIAL STATEMENTS

	Notes	2002 £m	2002 £m	2001 (restated) £m	2001 (restated) £m

Assets

Cash and balances at central banks			356		460

Loans and advances to banks	14		4,716		5,038

Loans and advances to customers not subject to securitisation		59,628		55,513

Loans and advances to customers subject to securitisation	16	24,035		18,791

Less: non-returnable finance		(14,491)		(13,132)

Loans and advances to customers	15		69,172		61,172

Net investment in finance leases	17		13		–

Debt securities	18		1,394		2,002

Equity shares and other similar interests	19		2		2

Shares in Group undertakings	22		7,545		7,512

Tangible fixed assets	25		304		261

Other assets	27		794		697

Prepayments and accrued income	28		566		754

Total assets			84,862		77,898

Liabilities

Deposits by banks	30		14,307		3,351

Customer accounts	31		55,444		57,171

Debt securities in issue	32		4		4

Dividend proposed			113		482

Other liabilities	33		759		2,200

Accruals and deferred income	34		941		1,035

Provisions for liabilities and charges	35		43		–

Subordinated liabilities including convertible debt	38		6,959		7,023

Other long termcapital instruments	39		771		297

			79,341		71,563

Called up share capital – ordinary shares	41	146		145

Called up share capital – preference shares	41	325		325

Share premium account	41	2,155		2,050

Profit and loss account	42	2,895		3,815

Shareholders’ funds including non-equity interests	43		5,521		6,335

Total liabilities			84,862		77,898

Memorandum items

Contingent liabilities

Guarantees and assets pledged as collateral security	45		110,882		123,998

Other contingent liabilities	46		23		8

			110,905		124,006

Commitments	47		793		704

The 2001 comparative balances have been restated to reflect the revised presentation of reserve capital instruments, accounting for the cost of share based payments on a fair value basis, the recognition of deferred tax assets and a change in presentation for equity linked deposits. See Accounting policies for details of these changes.

The financial statements on pages 92 to 160 were approved by the Board on 25 February 2003 and signed on its behalf by:

Back to Contents

AUDITED FINANCIAL STATEMENTS

	Notes	2002 £m	2001 (restated) £m	2000 (restated) £m

(Loss) profit attributable to the shareholders of Abbey National plc		(1,198)	947	1,305

Translation differences on foreign currency net investment	42	(2)	–	–

Unrealised surplus on revaluation of investment properties		–	–	11

Total recognised (losses) gains relating to the year		(1,200)	947	1,316

Prior period adjustments		(269)

Total losses recognised since the prior year		(1,469)

The 2001 and 2000 comparative balances have been restated to reflect market valuations of investments in long term assurance business, accounting for the costs of share-based payments on a fair value basis, the revised presentation of coupon payments on Reserve Capital Instruments and the recognition of deferred tax assets. See Accounting policies for further details of these changes.

	Notes		2002 £m	2001 £m	2000 £m

Net cash (outflow) inflow from operating activities	51	a	(10,952)	1,740	6,093

Returns on investments and servicing of finance:

Interest paid on subordinated liabilities			(337)	(323)	(289)

Preference dividends paid			(63)	(42)	(38)

Payments to non-equity minority interests			(62)	(59)	(51)

Net cash outflow from returns on investments and servicing of finance			(462)	(424)	(378)

Taxation:

UK corporation tax paid			(481)	(438)	(402)

Overseas tax paid			(15)	(8)	(4)

Total taxation paid			(496)	(446)	(406)

Capital expenditure and financial investment:

Purchases of investment securities			(16,636)	(17,781)	(18,169)

Sales of investment securities			12,926	3,282	4,971

Redemptions and maturities of investment securities			14,977	13,993	10,898

Purchases of tangible fixed assets			(909)	(1,001)	(502)

Sales of tangible fixed assets			79	197	508

Transfers (to) from life assurance funds			(882)	43	(328)

Net cash inflow (outflow) from capital expenditure and financial investment			9,555	(1,267)	(2,622)

Acquisitions and disposals	51	e,g	(536)	(371)	(968)

Equity dividends paid			(648)	(570)	(548)

Net cash (outflow) inflow before financing			(3,539)	(1,338)	1,171

Financing:

Issue of ordinary share capital			17	27	11

Issue of preference share capital			–	298	–

Issue of loan capital			392	686	1,355

Issue of other long term capital instruments			485	297	–

Issue of preferred securities and minority interests			15	–	620

Repayments of loan capital			(222)	–	(365)

Net cash inflow from financing	51	c	687	1,308	1,621

(Decrease) increase in cash	51	b	(2,852)	(30)	2,792

For the purposes of the consolidated cash flow statement, cash includes all cash in hand and loans and advances to banks repayable on demand without notice or penalty, including amounts denominated in foreign currencies.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Basis of presentation

The consolidated financial statements are prepared in accordance with the special provisions of Part VII Schedule 9 of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention

The Group prepares its financial statements under the historical cost convention, modified by the revaluation of certain assets and liabilities. They are prepared in accordance with applicable accounting standards of the Accounting Standards Board and pronouncements of its Urgent Issues Task Force and with the Statements of Recommended Accounting Practice issued by the British Bankers’ Association, the Irish Bankers’ Federation and the Finance and Leasing Association. Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Consistent with other banking groups, in preparing consolidated financial statements, the long term assurance business is valued using the embedded value method, with adjustments made for the impact of investment variances to long term assumptions.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and all its subsidiary undertakings. The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies, which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim financial statements for the period to 31 December 2002.

The assets and liabilities of the long term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interests therein.

Interest in subsidiary undertakings and associated undertakings

The Company’s interests in subsidiary undertakings and associated undertakings are stated at cost less any provisions for impairment. The Group’s interests in associated undertakings are stated as the Group’s share of the book value of the net assets of the associated undertakings.

Goodwill

Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings and the purchase of businesses after 1 January 1998 is capitalised under the heading Intangible fixed assets and amortised on a straight line basis over its expected useful economic life. The useful economic life is calculated using a valuation model which determines the period of time over which returns are expected to exceed the cost of capital, subject to a maximum period of 20 years.

Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings, and the purchase of businesses prior to 1 January 1998, has previously been written off directly to reserves. On disposal of subsidiary undertakings and businesses, such goodwill is charged to the profit and loss account balanced by an equal credit to reserves. Where such goodwill in continuing businesses has suffered an impairment, a similar charge to the profit and loss account and credit to reserves is made.

Impairment of fixed assets and goodwill

Tangible fixed assets, other than investment properties, and goodwill are subject to review for impairment in accordance with FRS 11. The carrying values of tangible fixed assets and goodwill are written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs. Should an event reverse the effects of a previous impairment, the carrying value of the tangible fixed assets and goodwill may be written up to a value no higher than the original depreciated or amortised cost which would have been recognised had the original impairment not occurred.

Depreciation

Tangible fixed assets excluding operating lease assets and investment properties are depreciated on a straight line basis over their estimated useful lives, as follows:

Freehold buildings:	100 years

Long and short leasehold premises:	Over the remainder of the lease,
with a maximum of 100 years.
Acquisition premiums are depreciated
over the period to the next rent review.

Freehold land:	Not depreciated

Office fixtures, equipment and furniture:	5 to 8 years

Computer equipment:	3 to 5 years

For a description of depreciation on operating lease assets, see‘Assets leased to customers’ below.

Interest receivable and payable

Interest receivable and payable is recognised in the profit and loss account as it accrues. Interest is suspended where due but not received on loans and advances in arrears where recovery is doubtful. The amounts suspended are excluded from interest receivable on loans and advances until recovered.

Fees, commissions and dividends receivable

Fees and commissions receivable in respect of services provided are taken to the profit and loss account when the related services are performed. Where fees, commissions and dividends are in the nature of interest, these are taken to the profit and loss account on a systematic basis over the expected life of the transaction to which they relate, and are included under the heading, Interest receivable. Income on investments in equity shares and other similar interests is recognised as and when dividends are declared, and included within Dividend income. Fees received on loans with high loan-to-value ratios are accounted for as described under Deferred income.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Lending-related fees and commissions payable and discounts

Under certain schemes, payments and discounts may be made to customers as incentives to take out loans. It is usually a condition of such schemes that incentive payments are recoverable by way of early redemption penalty charges in the event of redemption within a specified period, ‘the penalty period’, and it is the Group’s policy and normal practice to make such charges. Such incentive payments are charged to the profit and loss account over the penalty period where their cost is recoverable from the net interest income earned from the related loans over the penalty period. If the loan is redeemed within the penalty period the incentive payments are offset against the penalty charge. When the related loan is redeemed, sold or becomes impaired any amounts previously unamortised are charged to the profit and loss account. The profit and loss account charge for such amounts is included under the heading, Interest receivable.

Commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the profit and loss account over the anticipated life of the loans. The profit and loss account charge for such commissions is included under the heading, Fees and commissions payable.

Dealing profits

Dealing profits include movements in prices on a mark to market basis, including accrued interest, on trading derivatives. Dealing profits also include movements in prices, on a mark to market basis excluding accrued interest, on trading security positions, trading treasury and other bills and related funding.

Deferred income

The arrangement of certain UK loans and advances secured on residential properties with high loan-to-value ratios may result in a fee being charged.

In the Group accounts, such fees are deferred and are included in the balance sheet under the heading, Accruals and deferred income. The deferred income balance is taken to the profit and loss account over the average anticipated life of the loan and is included under the heading, Other operating income.

Pensions

Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of members of the scheme.

Provisions for bad and doubtful debts

A specific provision is established for all impaired loans where it is likely that some of the capital will not be repaid or, where the loan is secured, recovered through enforcement of security. No provision is made where the security is in excess of the secured advance. Default is taken to be likely after a specified period of repayment default. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan is considered impaired, an assessment of the likelihood of collecting the principal of these loans is made. This assessment is made using statistical techniques developed based on previous experience and on management judgment of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable.

A general provision is made against loans and advances to cover bad and doubtful debts which have not been separately identified, but which are known from experience to be present in portfolios of loans and advances. The general provision is determined using management judgment given past loss experience, lending quality and economic prospects, and is supplemented by formulaic calculations.

The specific and general provisions are deducted from loans and advances. Provisions made during the year, less amounts released and recoveries of amounts written off in previous years are charged to the profit and loss account.

Share-based payments

Following an assessment of recent accounting pronouncements, and consistent with UITF 17, the accounting treatment of share-based payments has been changed. The Group now accounts for the costs of share-based instruments on a fair value basis, computed by reference to the grant date; such costs are expensed over the performance period to which the award relates. The amount charged to the profit and loss account is credited to reserves. Previously, the costs of equity-based instruments issued to employees under compensation schemes were generally accounted for under the intrinsic value method.

The 2001 and 2000 profit and loss accounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £6m in 2001 and by £4m in 2000, with a corresponding credit to reserves. Shares purchased through Employee Share Option Trusts (ESOPs) are accounted for at cost less any provisions for impairment, with any increase in the market price only recognised on the occurrence of a trigger event such as the exercise of the option. No prior period adjustment to shareholders’ funds has been made.

Foreign currency translation

Income and expenses arising in foreign currencies are translated into sterling at the average rates of exchange over the accounting period unless they are hedged in which case the relevant hedge rate is applied. Dividends are translated at the rate prevailing on the date the dividend is receivable. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange current at the balance sheet date. In the Group financial statements, exchange differences on the translation of the opening net assets of foreign Group undertakings to the

Back to Contents

AUDITED FINANCIAL STATEMENTS

closing rate of exchange are taken to reserves, as are those differences resulting from the restatement of the profits and losses of foreign Group undertakings from average to closing rates. Exchange differences arising on the translation of foreign currency borrowings used to hedge investments in overseas undertakings are taken directly to reserves and offset against the corresponding exchange differences arising on the translation of the investments. Other translation differences are dealt with through the profit and loss account.

Securities

Debt securities, equity shares and other similar interests (“securities”) held for investment purposes are stated at cost, adjusted for any amortisation of premium or discount on an appropriate basis over their estimated remaining lives. Provision is made for any impairment. Investment securities are intended for use on a continuing basis by the Group and have been identified as such.

In accordance with industry practice, securities which are not held for the purpose of investment and the associated funding of these assets are stated at market value and profits and losses arising from this revaluation are taken directly to the profit and loss account. The net return on these assets, excluding interest, appears in Dealing profits in the profit and loss account. This net return comprises the revaluation profit and loss referred to above, plus profits and losses on disposal of these assets. The difference between the cost and market value of securities not held for investment is not disclosed as its determination is not practicable.

Securities’ market values are primarily derived using publicly quoted prices, direct broker quotes or recognised market models. Where such prices are unavailable, market values for those securities have been derived using in-house pricing models. Where none of the above sources are available, securities are stated at amortised cost less provision for impairment.

Where securities are transferred between portfolios held for investment purposes and portfolios held for other purposes, the securities are transferred at market value. Gains and losses on these transfers are taken directly to the profit and loss account, and are included within Other operating income.

Securities are recognised as assets or, in the case of short positions, liabilities, at the date at which the commitment to purchase or sell is considered to be binding.

Securities sold subject to sale and repurchase agreements are retained on the balance sheet where the risks and rewards of ownership of the securities remain with the Group. Similarly, securities purchased subject to purchase and resale agreements are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership.

Loans and deposits

Loans and deposits are recognised as assets or liabilities at the date at which the commitment to disburse funds is considered to be binding.

Purchase and resale and sale and repurchase agreements are included within Loans and advances to banks, Loans and advances to customers, Deposits by banks and Customer accounts. The difference between sale and repurchase and purchase and resale prices for such transactions is charged or credited to the profit and loss account over the life of the relevant transactions within Interest payable and Interest receivable.

Outright sales or purchases of securities combined with total return swaps which remove the risk inherent in those securities are accounted for as effectively sale and repurchase and purchase and resale agreements.

Contracts involving the receipt of cash on which customers receive an index linked return are accounted for in substance as equity index linked deposits. The current market value of the contract is reported within Customer accounts. This represents a change in accounting presentation following a review of industry practice. The 2001 comparative balances have been restated to reflect this change in accounting presentation and as a consequence Other liabilities has reduced by £1,550m and Customer accounts has increased by £1,550m.

Stock borrowing and lending agreements

Obligations taken on pursuant to entering into such agreements are reported as Commitments. Income earned and expense paid on stock borrowing and lending agreements is reported as Fees and commissions receivable and Fees and commissions payable, except when in the nature of interest, in which case they are reported as Interest receivable and Interest payable.

Deferred taxation

The Group has adopted FRS 19, Deferred tax, in its financial statements for the year ended 31 December 2002. Deferred taxation is now provided on all timing differences that have not reversed before the balance sheet date at the rate of tax expected to apply when those timing differences will reverse. Deferred tax assets are now recognised to the extent that they are regarded as recoverable. Previously, deferred taxation was accounted for where it was probable that a liability or asset would arise. The 2001 and 2000 comparative amounts have been restated to reflect this accounting policy change and as a consequence the tax charge has been reduced by £24m in 2001 and by £16m in 2000.

Shareholders’ funds including non-equity interests have been increased by £120m in 2001 and by £96m in 2000.

Subordinated liabilities (including convertible debt) and debt securities in issue

Bonds and notes issued are stated at net issue proceeds adjusted for amortisation. Premiums, discounts and expenses relating to bonds and notes issued are amortised over the life of the underlying

Back to Contents

AUDITED FINANCIAL STATEMENTS

transaction. Where premiums, discounts and expenses are matched by swap fees, the respective balances have been netted.

Derivatives

Transactions are undertaken in derivative financial instruments, (derivatives), which include interest rate swaps, cross-currency and foreign exchange swaps, futures, equity and credit derivatives, options and similar instruments for both trading and non-trading purposes.

Derivatives classified as trading are held for market making or portfolio management purposes within the Group’s trading books. Trading book activity is the buying and selling of financial instruments in order to take advantage of short term changes in market prices or for market making purposes in order to facilitate customer requirements. Trading derivatives are carried at market value in the balance sheet within Other assets and Other liabilities. Valuation adjustments to cover credit and market liquidity risks and future administration costs are made. Positive and negative market values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that represent a legally enforceable right of set-off which will survive the liquidation of either party. Gains and losses are taken directly to the profit and loss account and reported within Dealing profits.

Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating risk from potential movements in foreign exchange rates, interest rates, and equity prices inherent in the Group’s non-trading assets, liabilities and positions. Non-trading derivatives are accounted for in a manner consistent with the assets, liabilities, or positions being hedged. Income and expense on non-trading derivatives are recognised as they accrue over the life of the instruments as an adjustment to Interest receivable or Interest payable. Credit derivatives, designated as non-trading and through which credit risk is taken on, are reported as guarantees which best reflects the economic substance of those transactions.

Where a non-trading derivative no longer represents a hedge because either the underlying non-trading asset, liability or position has been derecognised, or transferred into a trading portfolio, or the effectiveness of the hedge has been undermined, it is restated at market value and any change in value is taken directly to the profit and loss account and reported within Other operating income. Thereafter the derivative is classified as trading or redesignated as a hedge of a non-trading item and accounted for accordingly. In other circumstances where non-trading derivatives are reclassified as trading or where non-trading derivatives are terminated, any resulting gains and losses are amortised over the remaining life of the hedged asset, liability or position. Unamortised gains and losses are reported within Prepayments and accrued income and Accruals and deferred income on the balance sheet.

Derivatives hedging anticipatory transactions are accounted for on a basis consistent with the relevant type of transaction. Where anticipatory transactions do not actually occur, related derivatives are restated at fair value and changes in value are taken directly to the profit and loss account and reported within Other operating income. Where retained, such derivatives are reclassified as trading or redesignated as a hedge of a non-trading item and accounted for accordingly.

Assets leased to customers

Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. All other assets leased to customers are classified as operating lease assets.

The net investment in finance leases represents total minimum lease payments less gross earnings allocated to future periods. Income from finance leases is credited to the profit and loss account using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.

Operating lease assets are reported at cost less depreciation. They are shown as a separate class of tangible fixed asset because they are held for a different purpose to tangible fixed assets used in administrative functions. In the profit and loss account, income in respect of operating lease assets is reported within Other operating income, and depreciation on operating lease assets is reported within Depreciation and amortisation. Provision is made for any impairment in value, any such amount being included in Depreciation and amortisation.

The Group selects the most appropriate method for recognition of income and depreciation according to the nature of the operating lease. This is determined by various factors including the length of the lease in proportion to the total economic life of the asset, any terms providing protection against early cancellation and the amount of income retained in the lease to cover future uncertainties in respect of the realisation of residual values. For a large proportion of the Group’s operating leases, the most appropriate method of accounting for income and depreciation is the actuarial after tax method. Other operating leases are accounted for on a straight line basis.

Securitisations

Certain Group undertakings have issued debt securities, or have entered into funding arrangements with lenders, in order to refinance existing assets or to finance the purchase of certain portfolios of loan and investment assets. These obligations are secured on the assets of the undertakings. Where the conditions for linked presentation as stipulated in FRS 5 are met, the proceeds of the note issues (to the extent that there is no recourse to the Group) are shown deducted from the securitised assets on the face of the balance sheet.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Long term assurance business

The value of the long term assurance business represents the value of the shareholders’ interest in the long term assurance funds, which consists of the present value of the surplus expected to emerge in the future from business currently in force, together with the Group’s interest in the surplus retained within the long term assurance funds.

In determining this value, assumptions relating to investment returns, future mortality, persistency and levels of expenses are based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation. In line with developing industry practice and to improve transparency, the accounting policy for investment values has been changed. Current market values are now used as the base point for the projection. Previously an assumed current smoothed value in line with what the values would have been had they followed an assumed long term return over time was used.

The impact of the difference between the actual investment return and the expected return over a year is shown within Embedded value rebasing and other adjustments in the profit and loss account and disclosed in note 20. With the exception of products with material explicit investment guarantees, assumptions as to future investment returns (rather than forward market rates) are used to assess the future value of both assets and liabilities, in all cases projecting from the current market values. Where material investment guarantees are given, the market forward rate is used to assess the value of the liability. Any adjustments to other long term investment assumptions, such as changes in the proportions held in various asset classes, are also included in Income from long term assurance business.

The 2001 and 2000 comparative amounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £443m in 2001 and by £102m in 2000. Shareholders’ funds including non-equity interests have been reduced by £353m in 2001 and by £25m in 2000.

Changes in the value, which is determined on a post-tax basis, are included in the profit and loss account grossed up at the effective rate of tax. The post-tax increase in the value is treated as non-distributable until it emerges as part of the surplus.

The values of the assets and liabilities of the long term assurance funds are based on the amounts included in the financial statements of the Life Assurance companies. The amounts of these assets, which are valued at market value, and liabilities of the long term assurance funds included in the consolidated balance sheet are based upon the life assurance balance sheets prepared in compliance with the special provisions relating to insurance groups of section 255A and Schedule 9A to the Companies Act 1985.

Reserve capital instruments

Reserve capital instruments (RCIs), included within Other long term capital instruments, are unsecured securities, subordinated to the claims of unsubordinated and subordinated creditors. Following the issue of UITF 33, Obligations in capital instruments, in February 2002, the treatment of RCIs has changed. RCIs are now treated as subordinated liabilities; previously RCIs were included within non-equity shareholders’ funds. Interest payable on the RCIs is now included within Interest payable; previously such interest was included within Other non-equity interest appropriations.

The 2001 comparative amounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £19m, with profits attributable to ordinary shareholders remaining unchanged. Shareholders’ funds including non-equity interests have been reduced by £297m in 2001. Comparative amounts for 2000 are unaffected.

Changes in accounting policy

The application of changes in accounting policy have had the following impacts:

	2002 £m	2001 £m	2000 £m

Profit attributable to shareholders

Embedded value rebasing	(480)	(328)	(72)

FRS 17 – deferred tax	100	24	16

UITF 33 – reserve capital instruments	(36)	(19)	–

Expensing share options	(7)	(6)	(4)

	(423)	(329)	60

Opening shareholders’ funds

Embedded value rebasing	(353)	(25)

FRS 17 – deferred tax	120	96

UITF 33 – reserve capital instruments	(297)	–

	(530)	71

Other reclassifications have been made to certain balance sheet lines, see notes 25 and 31 for further details.

Back to Contents

AUDITED FINANCIAL STATEMENTS

1. Segmental analysis

a) By class of business

	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infrastructure £m	Group Total £m

2002

Net interest income	1,666	739	459	(175)	2,689

Other income and charges	769	(503)	504	106	876

Total income (loss)[1]	2,435	236	963	(69)	3,565

Operating expenses excluding depreciation on operating lease assets	(1,083)	(392)	(233)	(1,486)	(3,194)

Depreciation and impairment on operating lease assets	(23)	(5)	(252)	–	(280)

Provisions for bad and doubtful debts	(139)	(129)	(247)	1	(514)

Provisions for contingent liabilities and commitments	(11)	(4)	–	(35)	(50)

Amounts written off fixed asset investments	–	2	(513)	–	(511)

Profit (loss) before taxation	1,179	(292)	(282)	(1,589)	(984)

Total assets	71,049	41,622	92,003	1,047	205,721

Net assets	3,051	849	2,470	22	6,392

The average number of staff employed by the Group during the year was as follows:

Employees	18,185	8,022	1,062	5,095	32,364

2001

Net interest income	1,586	641	508	(43)	2,692

Other income and charges	918	(255)	590	147	1,400

Total income[1]	2,504	386	1,098	104	4,092

Operating expenses excluding depreciation on operating lease assets	(1,016)	(392)	(186)	(262)	(1,856)

Depreciation and impairment on operating lease assets	(97)	(7)	(152)	–	(256)

Provisions for bad and doubtful debts	(142)	(121)	–	–	(263)

Provisions for contingent liabilities and commitments	(8)	–	–	17	9

Amounts written off fixed asset investments	–	–	(256)	–	(256)

Profit (loss) before taxation	1,241	(134)	504	(141)	1,470

Total assets	65,331	47,287	101,091	701	214,410

Net assets	2,973	994	3,529	25	7,521

The average number of staff employed by the Group during the year was as follows:

Employees	17,875	7,362	908	4,425	30,570

2000

Net interest income	1,615	632	441	(8)	2,680

Other income and charges	903	41	423	145	1,512

Total income1	2,518	673	864	137	4,192

Operating expenses excluding depreciation on operating lease assets	(995)	(452)	(155)	(217)	(1,819)

Depreciation and impairment on operating lease assets	(69)	(9)	(100)	–	(178)

Provisions for bad and doubtful debts	(156)	(117)	–	–	(273)

Provisions for contingent liabilities and commitments	(11)	3	–	(13)	(21)

Amounts written off fixed asset investments	–	2	(34)	–	(32)

Profit (loss) before taxation	1,287	100	575	(93)	1,869

Total assets	69,101	32,237	102,468	560	204,366

Net assets	2,873	954	3,050	24	6,901

The average number of staff employed by the Group during the year was as follows:

Employees	18,141	8,305	702	4,120	31,268

1 Included in Total income (loss) are profits from associated undertakings and profits on disposal of Group undertakings amounting to £65m (2001: £81m; 2000: £62m).

Back to Contents

AUDITED FINANCIAL STATEMENTS

The segmental results have been reported in line with the management changes announced in February 2002.

The Retail Banking division includes, in addition to the prior definition, Abbey National business (previously reported as part of Business to Business), and net costs relating to the distribution of Inscape products in the UK (previously reported in Business to Consumer).

The Wealth Management and Long Term Savings (WM&LTS) division comprises the old Business to Business division (excluding Abbey National business reported as part of the Retail Bank) and the Business to Consumer division (excluding net costs relating to the distribution of Inscape products in the UK).

Wholesale Banking and Group Infrastructure remain unchanged.

The comparative segmental results for the years ended 31 December 2001 and 2000 have been restated as follows:

	Previously reported basis £m	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infrastructure £m

2001

Profit before taxation

Retail Banking	1,303	1,303	–	–	–

Wholesale Banking	504	–	–	504	–

Business to Business	284	(2)	286	–	–

Business to Consumer	(37)	(26)	(11)	–	–

Group Infrastructure	(116)	–	–	–	(116)

	1,938	1,275	275	504	(116)

Accounting policy changes:

Embedded value rebasing	(443)	(34)	(409)	–	–

Expensing share options	(6)	–	–	–	(6)

RCI restatement	(19)	–	–	–	(19)

2001 revised profit (loss) before taxation	1,470	1,241	(134)	504	(141)

2000

Profit before taxation

Retail Banking	1,283	1,283	–	–	–

Wholesale Banking	575	–	–	575	–

Business to Business	254	17	237	–	–

Business to Consumer	(48)	–	(48)	–	–

Group Infrastructure	(89)	–	–	–	(89)

	1,975	1,300	189	575	(89)

Accounting policy changes:

Embedded value rebasing	(102)	(13)	(89)	–	–

Expensing share options	(4)	–	–	–	(4)

2000 revised profit (loss) before taxation	1,869	1,287	100	575	(93)

Consistent with previous years, when arriving at the segmental analysis, certain adjustments have been made. They include an adjustment to reflect the capital notionally absorbed by each segment, based on the Group’s Financial Services Authority regulatory requirements, and an allocation across the segments of the earnings on Group reserves.

Back to Contents

AUDITED FINANCIAL STATEMENTS

b) By geographical region

	UK £m	Europe (excluding UK) £m	United States £m	Rest of World £m	Group Total £m

2002

Net interest income	2,527	109	52	1	2,689

Dividend income	1	–	–	–	1

Net fees and commissions receivable	508	3	–	–	511

Dealing profits	98	(2)	4	–	100

Other operating income	218	46	–	–	264

Total income[1]	3,352	156	56	1	3,565

Operating expenses excluding depreciation on operating lease assets	(3,050)	(135)	(8)	(1)	(3,194)

Depreciation and impairment on operating lease assets	(280)	–	–	–	(280)

Provisions for bad and doubtful debts	(517)	3	–	–	(514)

Provisions for contingent liabilities and commitments	(50)	–	–	–	(50)

Amounts written off fixed asset investments	(513)	2	–	–	(511)

(Loss) profit before taxation	(1,058)	26	48	–	(984)

Total assets	189,415	8,705	7,465	136	205,721

Net assets	5,567	336	478	11	6,392

2001

Net interest income	2,530	134	28	–	2,692

Dividend income	1	2	–	–	3

Net fees and commissions receivable/(payable)	551	(20)	–	–	531

Dealing profits	180	–	(4)	–	176

Other operating income	686	4	–	–	690

Total income[1]	3,948	120	24	–	4,092

Operating expenses excluding depreciation on operating lease assets	(1,771)	(82)	(2)	(1)	(1,856)

Depreciation on impairment and operating lease assets	(243)	(13)	–	–	(256)

Provisions for bad and doubtful debts	(263)	–	–	–	(263)

Provisions for contingent liabilities and commitments	9	–	–	–	9

Amounts written off fixed asset investments	(256)	–	–	–	(256)

Profit (loss) before taxation	1,424	25	22	(1)	1,470

Total assets	193,603	11,648	9,043	116	214,410

Net assets	6,859	375	283	4	7,521

2000

Net interest income	2,591	89	–	–	2,680

Dividend income	1	2	–	–	3

Net fees and commissions receivable	591	7	–	–	598

Dealing profits	111	5	–	–	116

Other operating income	785	10	–	–	795

Total income[1]	4,079	113	–	–	4,192

Operating expenses excluding depreciation on operating lease assets	(1,745)	(74)	–	–	(1,819)

Depreciation and impairment on operating lease assets	(178)	–	–	–	(178)

Provisions for bad and doubtful debts	(271)	(2)	–	–	(273)

Provisions for contingent liabilities and commitments	(21)	–	–	–	(21)

Amounts written off fixed asset investments	(34)	2	–	–	(32)

Profit before taxation	1,830	39	–	–	1,869

Total assets	190,266	14,100	–	–	204,366

Net assets	6,594	307	–	–	6,901

1 Included in Total income (loss) are profits from associated undertakings and profits on disposal of Group undertakings amounting to £65m (2001: £81m; 2000: £62m).

Back to Contents

AUDITED FINANCIAL STATEMENTS

2. Other interest receivable and similar income

	2002 £m	2001 £m	2000 £m

On secured advances	3,805	4,260	4,876

On unsecured advances	707	666	697

On wholesale lending	615	638	709

On finance leases	202	276	346

On other interest earning assets
and investments	547	858	614

	5,876	6,698	7,242

Interest receivable on secured advances is net of £401m (2001: £556m, 2000: £384m) in respect of the charge for lending-related fees and discounts payable, which are charged against interest income over the period of time in which the Group has the right to recover the incentives in the event of early redemption. The movements on such incentives are as follows:

	Group					Company

	Interest rate discounts	Cash- backs	Total	Interest rate discounts	Cash- backs	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2002	55	290	345	55	288	343

Expenditure incurred
in the year	214	45	259	214	45	259

Transfer to profit and
loss account	(247)	(154)	(401)	(247)	(153)	(400)

At 31 December 2002	22	181	203	22	180	202

Interest due but not received on loans and advances in arrears has not been recognised in interest receivable where collectability is in doubt, but has been suspended. A table showing the movements on suspended interest is included in note 8.

3. Interest payable

	2002	2001 (restated)	2000
	£m	£m	£m

On retail customer accounts	1,699	2,091	2,220

On sale and repurchase agreements	16	42	110

On other deposits and debt securities in issue	3,359	5,061	5,879

On subordinated liabilities including
convertible debt	365	355	321

	5,439	7,549	8,530

Following the issue of UITF Abstract 33 in February 2002, the treatment of Reserve Capital Instruments has changed. They are now treated as subordinated liabilities, with the coupon payment included within Interest payable. The impact on interest payable for 2001 was an increase of £19m (2000: nil).

4. Dividend income

	2002 £m	2001 £m	2000 £m

Income from equity shares	1	3	3

5. Dealing profits

	2002 £m	2001 £m	2000 £m

Securities	12	45	34

Interest rate, equity and credit derivatives	88	131	82

	100	176	116

6. Other operating income

	2002 £m	2001 (restated) £m	2000 (restated) £m

Fee income from high LTV lending
(see note 34)	85	100	95

Profits less losses on disposal of
investment securities	(88)	5	33

Profit on disposal of equity shares	34	46	28

Profit on disposal of fixed assets	3	6	67

Income from operating leases	400	441	303

Other	76	109	69

	510	707	595

7. Administrative expenses

	2002 £m	2001 (restated) £m	2000 (restated) £m

Staff costs(1):

Wages and salaries	769	682	700

Social security costs	62	58	55

Other pension costs	101	75	72

	932	815	827

Property and equipment expenses:

Rents payable	121	108	75

Rates payable	28	23	23

Hire of equipment	4	4	4

Other property and equipment expenses	63	46	53

	216	181	155

Other administrative expenses	741	713	703

	1,889	1,709	1,685

(1)	Excludes the following staff costs incurred by the Life Assurance businesses, which are charged to Income from long term assurance business.

The 2001 and 2000 comparative balances have been restated to reflect accounting for the costs of share-based compensation on a fair value basis (see note 54).

	2002 £m	2001 £m	2000 £m

Staff costs:

Wages and salaries	82	66	44

Social security costs	6	5	4

Other pension costs	10	8	4

	98	79	52

Back to Contents

AUDITED FINANCIAL STATEMENTS

The aggregate remuneration for audit and other services payable to Deloitte & Touche is analysed below:

	2002	2001	2000
	£m	£m	£m

Audit services	4.2	4.1	3.4

Reporting accountants and other
regulatory reporting	1.1	0.8	0.6

Sub-total: Audit and similar services	5.3	4.9	4.0

Tax services	0.1	0.4	–

Consultancy and advisory services	4.5	2.4	3.8

Sub-total: Other services	4.6	2.8	3.8

	9.9	7.7	7.8

Included within the remuneration for audit services is the audit fee for Abbey National plc of £0.9m (£0.9m).

Of the fees payable to the Group’s auditors for audit services, £3.8m (2001: £3.8m; 2000: £3.2m) related to the United Kingdom.

8. Provisions for bad and doubtful debts

	On advances secured on residential properties	On other secured advances	On unsecured advances	On wholesale advances	Total
Group	£m	£m	£m	£m	£m

At 1 January 2002

General	150	22	36	–	208

Specific	62	72	156	–	290

Acquisitions of subsidiary undertakings	6	1	1	–	8

Disposals of subsidiary undertakings	–	–	(1)	–	(1)

Transfer from investment security provisions	–	–	–	16	16

Exchange adjustments	1	2	–	(3)	–

Transfer from profit and loss account	23	26	218	247	514

Irrecoverable amounts written off	(18)	(24)	(247)	–	(289)

At 31 December 2002	224	99	163	260	746

Being for the Group:

General	174	23	35	56	288

Specific	50	76	128	204	458

At 1 January 2001

General	142	20	32	–	194

Specific	61	98	174	–	333

Exchange adjustments	–	(1)	–	–	(1)

Transfer from profit and loss account	42	23	198	–	263

Irrecoverable amounts written off	(33)	(46)	(212)	–	(291)

At 31 December 2001	212	94	192	–	498

Being for the Group:

General	150	22	36	–	208

Specific	62	72	156	–	290

At 1 January 2000

General	131	23	39	–	193

Specific	76	97	163	–	336

Transfer from profit and loss account	34	34	205	–	273

Irrecoverable amounts written off	(38)	(36)	(201)	–	(275)

At 31 December 2000	203	118	206	–	527

Being for the Group:

General	142	20	32	–	194

Specific	61	98	174	–	333

Back to Contents

AUDITED FINANCIAL STATEMENTS

	On advances secured on residential properties	On other secured advances	On unsecured advances	On wholesale advances	Total
Company	£m	£m	£m	£m	£m

At 31 December 2002

General	119	–	24	–	143

Specific	11	6	76	–	93

At 31 December 2001

General	97	–	17	–	114

Specific	20	1	96	–	117

At 31 December 2000

General	65	–	13	–	78

Specific	22	1	109	–	132

Total Group provisions as at:

At 31 December 2002

UK	189	61	156	260	666

Non-UK	35	38	7	–	80

At 31 December 2001

UK	191	63	187	–	441

Non-UK	21	31	5	–	57

At 31 December 2000

UK	189	72	201	–	462

Non-UK	14	46	5	–	65

Capital provisions as a percentage of loans and advances to customers:

	On advances secured on residential properties	On other secured advances	On unsecured advances	On wholesale advances	Total
Group	%	%	%	%	%

At 31 December 2002

UK	0.3	1.6	2.3	3.0	0.8

Non-UK	1.1	59.9	5.9	–	2.4

At 31 December 2001

UK (restated)	0.3	2.0	2.8	–	0.6

Non-UK	1.0	53.9	5.2	–	2.5

At 31 December 2000

UK	0.3	2.5	3.5	–	0.6

Non-UK	1.1	59.1	4.4	–	3.5

Company

At 31 December 2002	0.2	0.6	3.5	–	0.4

At 31 December 2001	0.2	1.0	4.9	–	0.4

At 31 December 2000	0.1	1.0	5.6	–	0.3

The above table has been restated to show the separation of Wholesale advances previously shown in Unsecured advances.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Analysis of movements on suspended interest:

	On advances secured on residential properties	On other secured advances	On unsecured advances	Total
Group	£m	£m	£m	£m

At 1 January 2002	39	47	10	96

Acquisitions of subsidiary
undertakings	3	–	–	3

Exchange adjustments	2	3	–	5

Amounts suspended in
the period	–	2	8	10

Irrecoverable amounts
written off	(13)	(15)	(10)	(38)

At 31 December 2002	31	37	8	76

At 1 January 2001	36	54	10	100

Exchange adjustments	–	(1)	–	(1)

Amounts suspended in
the period	17	(4)	10	23

Irrecoverable amounts
written off	(14)	(2)	(10)	(26)

At 31 December 2001	39	47	10	96

At 1 January 2000	42	62	10	114

Amounts suspended in
the period	16	4	12	32

Irrecoverable amounts
written off	(22)	(12)	(12)	(46)

At 31 December 2000	36	54	10	100

Company

At 31 December 2002	13	2	4	19

At 31 December 2001	16	1	6	23

At 31 December 2000	20	1	7	28

The value of loans and advances on which interest has been suspended is as follows:

	On advances secured on residential properties	On other secured advances	On unsecured advances	Total
Group	£m	£m	£m	£m

At 31 December 2002

Loans and advances
to customers	228	146	229	603

Provisions on these amounts	(54)	(60)	(118)	(232)

At 31 December 2001

Loans and advances
to customers	324	208	281	813

Provisions on these amounts	(62)	(71)	(146)	(279)

Company

At 31 December 2002

Loans and advances
to customers	100	2	90	192

Provisions on these amounts	(7)	–	(63)	(70)

At 31 December 2001

Loans and advances
to customers	156	2	120	278

Provisions on these amounts	(19)	(1)	(86)	(106)

Analysis of Group non-performing loans and advances

The following table presents loans and advances which are classified as ‘non-performing’. No interest is suspended or provisions made in respect of such cases where the Group does not expect to incur losses.

	2002	2001 (restated)	2000
	£m	£m	£m

Loans and advances on which a
proportion of interest has been
suspended and/or on which specific
provision has been made	669	848	915

Loans and advances 90 days overdue
on which no interest has been
suspended and on which no specific
provision has been made	1,386	917	885

Non-accruing loans and advances	22	28	160

	2,077	1,793	1,960

Non-performing loans and advances
as a percentage of total loans
and advances to customers	2.36%	2.22%	2.60%

Provisions as a percentage of total
non-performing loans and advances	35.95%	27.76%	26.87%

9. Tax on (loss) profit on ordinary activities

The charge for taxation comprises:

	2002	2001 (restated)	2000 (restated)
	£m	£m	£m

UK Corporation tax:

Current year	252	401	436

Prior years	(31)	(1)	(37)

Double tax relief	–	(3)	–

Share of associated undertakings taxation	5	4	6

Overseas taxation	8	10	3

Total current tax charge	234	411	408

Deferred tax:

Timing differences, origination and reversal	(82)	53	105

	152	464	513

Factors affecting the charge for taxation for the year:

	2002	2001 (restated)	2000 (restated)
	£m	£m	£m

(Loss) profit on ordinary activities before tax	(984)	1,470	1,869

Taxation at UK corporation tax rate
of 30% of (2001: 30%, 2000: 30%)	(295)	441	561

Effect of non-allowable provisions
and other non-equalised items	49	8	(20)

Impairment of goodwill	360	10	4

Capital allowances for the period
in excess of depreciation	42	(47)	(33)

Provisions and short term timing differences	74	2	(29)

Effect of non-UK profits and losses	36	(1)	(8)

Adjustment to prior year provisions	(31)	–	(40)

Effect of loss utilisation	(1)	(2)	(27)

Current tax charge for the year	234	411	408

Back to Contents

AUDITED FINANCIAL STATEMENTS

Factors that may affect future period’s tax charges:

Future profits in offshore subsidiaries where rates of tax are lower than the standard UK corporation tax rate will continue to reduce the Group tax charges. However any dividends received from these offshore subsidiaries will increase future Group tax charges.

Future profits or losses on the sale of trading subsidiaries should not be subject to taxation in the UK under the substantial shareholding exemption and this will have a corresponding impact on the future Group tax charges.

Any future non-allowable provisions and other non-equalised items will increase the future Group tax charges.

10. Loss on ordinary activities after tax

The loss after tax of the Company attributable to the shareholders is £497m (2001: profit (restated) £1,348m; 2000: profit (restated) £873m). As permitted by Section 230 of the Companies Act 1985, the Company’s profit and loss account has not been presented in these financial statements. Certain US required disclosure relating to the Company is shown in Consolidating financial information (see note 64).

11. Dividends

	2002 Pence per share	2001 Pence per share	2000 Pence per share	2002 £m	2001 £m	2000 £m

Ordinary shares (equity):

Interim (paid)	17.65	16.80	15.15	255	242	216

Final (proposed)	7.35	33.20	30.35	107	478	433

	25.00	50.00	45.50	362	720	649

Preference shares

(non-equity)				62	42	38

				424	762	687

12. (Loss) Earnings per ordinary share

	2002		2001 (restated)		2000 (restated)

(Loss) profit attributable to the
shareholders of Abbey National plc (£m)	(1,198)		947		1,305

Preference dividends (£m)	(62)		(42)		(38)

(Loss) profit attributable to the ordinary
shareholders of Abbey National plc (£m)	(1,260)		905		1,267

Weighted average number of ordinary
shares in issue during the year –
basic (million)	1,442		1,431		1,420

Dilutive effect of share options
outstanding (million)	8		11		9

Weighted average number of ordinary
shares in issue during the year –
diluted (million)	1,450		1,442		1,429

Basic (loss) earnings per ordinary
share (pence)	(87.4	)p	63.2	p	89.2	p

Diluted (loss) earnings per ordinary
share (pence)	(86.9	)p	62.8	p	88.6	p

In accordance with UITF 13,“Accounting for ESOP Trusts”, shares held in trust in respect of certain incentive schemes have been excluded from the calculation of earnings per ordinary share as the trustees have waived dividend and voting rights.

13. Treasury bills and other eligible bills

				Group

	2002 Book value	2002 Market value	2001 Book value	2001 Market value
	£m	£m	£m	£m

Treasury bills	1,159	1,159	1,852	1,852

Other eligible bills	324	324	637	637

	1,483	1,483	2,489	2,489

Treasury bills and other eligible bills are held for trading and liquidity management purposes.

14. Loans and advances to banks

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Items in the course of collection	176	242	167	229

Amounts due from subsidiaries	–	–	4,411	4,692

Purchase and resale agreements	3,461	7,358	–	–

Other loans and advances	2,964	2,274	138	117

	6,601	9,874	4,716	5,038

Repayable:

On demand	2,703	5,714	476	482

In not more than 3 months	3,319	2,981	167	293

In more than 3 months but
not more than 1 year	440	815	261	774

In more than 1 year but
not more than 5 years	132	362	871	1,397

In more than 5 years	7	2	2,941	2,092

	6,601	9,874	4,716	5,038

Banking business	3,127	2,516	4,716	5,038

Trading business	3,474	7,358	–	–

	6,601	9,874	4,716	5,038

Included within Other loans and advances is £811m held by the securitisation companies that has been accumulated to redeem securities issued by the securitisation companies (see note 16).

Fair value disclosures, to the extent practicable, are included in note 63, Fair values of financial instruments.

The loans and advances to banks in the above table have the following interest rate structures:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Fixed rate	3,863	7,769	135	395

Variable rate	2,562	1,863	4,414	4,414

Items in the course of
collection (non-interest bearing)	176	242	167	229

	6,601	9,874	4,716	5,038

The Group’s policy is to hedge fixed rate loans and advances to banks to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 50, Derivatives – Non-trading derivatives, for further information.

Back to Contents

AUDITED FINANCIAL STATEMENTS

15. Loans and advances to customers

		Group		Company

	2002	2001 (restated)	2002	2001
	£m	£m	£m	£m

Advances secured on
residential properties	68,929	62,867	63,224	57,260

Purchase and resale
agreements	3,585	4,212	–	–

Other secured advances	3,479	2,709	956	91

Unsecured advances	6,111	5,885	2,529	2,066

Wholesale lending	8,674	8,777	–	–

Collateralised and guaranteed
mortgage loans	130	131	–	–

Amounts due from subsidiaries	–	–	2,463	1,755

	90,908	84,581	69,172	61,172

Repayable:

On demand or at short notice	5,232	3,651	1,876	1,612

In not more than 3 months	8,318	9,405	762	535

In more than 3 months but
not more than 1 year	4,003	5,108	1,504	1,324

In more than 1 year but not
more than 5 years	13,044	10,884	7,525	5,869

In more than 5 years	61,057	56,031	57,741	52,063

Less: provisions (see note 8)	(746)	(498)	(236)	(231)

	90,908	84,581	69,172	61,172

Banking business	87,134	80,363	69,172	61,172

Trading business	3,774	4,218	–	–

	90,908	84,581	69,172	61,172

Included within Group unsecured advances are two contingent loans owed by the with profit sub funds of the long term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £619m respectively. See note 20, Long term assurance business, for further information.

Fair value disclosures, to the extent practicable, are included in note 63, Fair values of financial instruments.

The loans and advances to customers included in the above table have the following interest rate structures:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Fixed rate	26,024	24,581	13,584	12,373

Variable rate	65,630	60,498	55,824	49,030

Provisions	(746)	(498)	(236)	(231)

	90,908	84,581	69,172	61,172

The Group’s policy is to hedge fixed rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 50, Derivatives – Non-trading derivatives for further information.

16. Loans and advances to customers subject to securitisation

Loans and advances to customers include portfolios of residential mortgage loans which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies (“Securitisation Companies”), and have been funded primarily through the issue of mortgage-backed securities (“Securities”). No gain or loss has been recognised as a result of these sales. These Securitisation Companies are consolidated and included in the Group financial statements as quasi-subsidiaries.

Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitisation Companies or holders of the Securities except as described below, and do not intend to provide such further support. Carfax Insurance Limited, a wholly owned subsidiary of Abbey National plc, provides mortgage indemnity guarantee (MIG) insurance to Abbey National plc. Abbey National plc has assigned its interest under each MIG policy to the Securitisation Companies, to the extent that it relates to loans comprised in the current portfolio. Since 1 January 2002 Abbey National plc has not taken out MIG insurance in relation to new mortgage loans. Existing cover remains in force. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitisation Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.

Abbey National plc receives payments from the Securitisation Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. In addition, Abbey National plc has made interest bearing subordinated loans to Holmes Financing (No.3) plc, Holmes Financing (No.4) plc, Holmes Financing (No.5) plc and Holmes Financing (No.6) plc. Abbey National plc does not guarantee the liabilities of the subsidiary which provides MIG insurance. Abbey National plc is contingently liable to pay to the subsidiary any unpaid amounts in respect of share capital. At a Group level, a separate presentation of assets and liabilities is adopted to the extent of the amount of insurance cover provided by the subsidiary.

Abbey National Treasury Services plc has entered into a number of interest rate swaps with the following Securitisation Companies: ILSE No.1 plc, Holmes Funding No.1 plc, Holmes Funding No.2 plc and Holmes Funding Limited. These swaps in effect convert a proportion of the interest flows receivable from customers into variable rate interest rate flows to match the interest payable on the Securities.

Abbey National plc has no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.

Back to Contents

AUDITED FINANCIAL STATEMENTS

During the year Abbey National plc assigned a further portfolio of residential mortgage loans with a book value of £7.7 billion to Holmes Trustees Limited for the purpose of securitisation. Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest was acquired for £4 billion in November 2002 through borrowing from Holmes Financing (No 6) plc, which funded its advance to Holmes Funding Limited, principally through the issue of mortgage backed securities. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £9.4 billion as at 31 December 2002.

The balances of assets securitised and non-returnable finance at 31 December 2002 were as follows:

Securitisation company	Date of securitisation	Gross assets securitised £m	Non- returnable finance £m	Subordinated loans made by the Group £m

ILSE No.1 plc	26 February 1998	25	26	–

Holmes Funding
No 1 plc	25 February 1999	259	269	–

Holmes Funding
No 2 plc	25 October 1999	672	698	–

Holmes Financing
(No.1) plc	19 July 2000	* 2,246	2,177	–

Holmes Financing
(No.2) plc	29 November 2000	* 1,634	1,584	–

Holmes Financing
(No.3) plc	23 May 2001	* 1,407	2,092	18

Holmes Financing
(No.4) plc	5 July 2001	*2,705	2,622	8

Holmes Financing
(No.5) plc	8 November 2001	* 1,706	1,713	5

Holmes Financing
(No.6) plc	7 November 2002	* 3,981	3,861	6

Retained interest in
Holmes Trustees Limited		9,403	–	–

Royal Saint Georges Banque		118	118	–

		24,156	15,160

*	Represents the interest in the trust property at book value held by Holmes Funding Limited related to the debt issued by these securitisation companies.

Royal Saint Georges Banque was purchased during the year and has a portfolio of securitised mortgages. These numbers are not included in the tables below.

Included within Loans and advances to banks is £811m which has been accumulated to finance the redemption of a number of securities issued by the securitisation companies.

Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.

A summarised profit and loss account for the years ended 31 December 2002, 2001 and 2000 and an aggregated balance sheet as at 31 December 2002 and 2001 for the above companies is set out below:

Profit and loss account for the year ended 31 December

	2002	2001	2000
	£m	£m	£m

Net interest income	7	8	2

Other operating income	(7)	(6)	(2)

Administrative expenses	(1)	(1)	(5)

Provisions	(7)	(1)	(4)

Loss for the financial period	(8)	–	(9)

Balance sheet as at 31 December

	2002	2001
	£m	£m

Loans and advances to banks	2,113	747

Loans and advances to customers	14,636	13,243

Prepayments	67	42

Total assets	16,816	14,032

Deposits by banks	1,050	453

Debt securities in issue	15,595	13,420

Accruals and deferred income	188	168

Profit and loss account	(17)	(9)

Total liabilities	16,816	14,032

17. Net investment in finance leases

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Amounts receivable	6,073	8,453	15	–

Less: deferred income	(2,626)	(3,703)	(2)	–

Less: provisions	–	(12)	–	–

	3,447	4,738	13	–

Repayable:

In not more than 3 months	72	152	–	–

In more than 3 months
but not more than 1 year	75	199	–	–

In more than 1 year
but not more than 5 years	596	623	12	–

In more than 5 years	2,704	3,764	1	–

	3,447	4,738	13	–

Cost of assets acquired for
the purpose of letting under
finance leases in the year	68	171	–	–

Gross rentals receivable	451	488	–	–

Commitments as lessor for
the purchase of equipment
for use in finance leases	41	48	–	–

Amounts outstanding subject
to a sub-participation	14	90	–	–

Provisions for impairment relate to small ticket leasing assets.

Back to Contents

AUDITED FINANCIAL STATEMENTS

18. Debt securities

				Group

	2002 Book value	2002 Market value	2001 Book value	2001 Market value
Investment securities	£m	£m	£m	£m

Issued by public bodies:

Government securities	1,457	1,638	3,246	3,316

Other public sector securities	966	983	1,405	1,378

	2,423	2,621	4,651	4,694

Issued by other issuers:

Bank and building society
certificates of deposit	1,011	1,022	529	540

Other debt securities	30,042	29,460	43,106	42,756

	31,053	30,482	43,635	43,296

Less: provisions	(501)	–	(357)	–

Sub-total – Non-trading book	32,975	33,103	47,929	47,990

Other securities

Issued by public bodies:

Government securities	5,875	5,875	4,396	4,396

Issued by other issuers:

Bank and building society
certificates of deposit	14,322	14,322	8,315	8,315

Other debt securities	6,635	6,635	7,218	7,218

	20,957	20,957	15,533	15,533

Sub-total – Trading book	26,832	26,832	19,929	19,929

Total	59,807	59,935	67,858	67,919

Company

	2002 Book value	2002 Market value	2001 Book value	2001 Market value
Investment securities	£m	£m	£m	£m

Issued by public bodies:

Other public sector securities	28	28	28	28

Issued by other issuers:

Other debt securities	1,366	1,366	1,974	1,974

	1,394	1,394	2,002	2,002

The Company held no securities for purposes other than investment. The investment securities held by the Company include subordinated investments in subsidiaries of £1,337m (2001: £1,946m) and are included within Other debt securities. Investment securities held by the Group include £20m (2001: £20m) of subordinated investments in associates and are included within Other debt securities.

All of the securities held by the Company are unlisted.

Analysed by listing status:

				Group

	2002 Book value	2002 Market value	2001 Book value	2001 Market value
Investment securities	£m	£m	£m	£m

Listed in the UK	4,836	4,901	5,649	5,697

Listed or registered elsewhere	24,414	24,505	37,505	37,517

Unlisted	3,725	3,697	4,775	4,776

Sub-total – Non-trading book	32,975	33,103	47,929	47,990

Other securities

Listed in the UK	1,264	1,264	994	994

Listed or registered elsewhere	4,982	4,982	5,628	5,628

Unlisted	20,586	20,586	13,307	13,307

Sub-total – Trading book	26,832	26,832	19,929	19,929

Total	59,807	59,935	67,858	67,919

Book value analysed by maturity:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Due within 1 year	21,169	14,579	28	–

Due in more than 1 year
but not more than 5 years	12,675	18,242	10	10

Due in more than 5 years
but not more than 10 years	13,164	17,936	575	957

Due in more than 10 years	13,300	17,458	781	1,035

Less: provisions	(501)	(357)	–	–

	59,807	67,858	1,394	2,002

The movement on debt securities held for investment purposes was as follows:

			Group

	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2002	48,286	(357)	47,929

Exchange adjustments	(2,915)	25	(2,890)

Additions	15,500	–	15,500

Disposals	(12,106)	203	(11,903)

Redemptions and maturities	(14,977)	–	(14,977)

Transfer to provisions for bad and
doubtful debts (note 8)	–	16	16

Transfers to other securities (net)	(309)	–	(309)

Transfer from profit and loss account	–	(388)	(388)

Net of amortisation of discounts (premiums)	(3)	–	(3)

At 31 December 2002	33,476	(501)	32,975

			Company

	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2002	2,002	–	2,002

Exchange adjustments	(99)	–	(99)

Additions	29	–	29

Disposals	(538)	–	(538)

At 31 December 2002	1,394	–	1,394

The total net book value of debt securities held for investment purposes at 31 December 2002 includes net unamortised discounts of £171m (2001: £155m) for the Group.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Included within debt securities are £217m (2001: £265m) of subordinated amounts due from third parties, which comprise debt securities issued by financial services companies which qualify as regulatory capital for the issuing company. There are hedges in place in respect of the majority of fixed rate investment securities whereby the rise or fall in their market value, due to interest rate movements, will be offset by a substantially equivalent reduction or increase in the value of the hedges. The Group also purchases credit protection by entering into credit derivative transactions such as credit default swaps and total return swaps with highly rated banks. The book value of investment debt securities issued by other issuers covered by these transactions is £10,673m (2001: £11,565m). The Group has purchased protection on a £828m portfolio of high yield assets. Protection has been purchased from Newark (a synthetic CDO) and super senior protection from a super senior Monoline insurer. The Group’s exposure under the structure is £145m. This consists of a junior note exposure (net of provisions) of £57m to Newark and a potential exposure with respect to credit spread of £88m.

Investment debt securities include-asset backed and mortgage-backed securities sold to various bankruptcy-remote special purpose vehicles.

The special purpose vehicles are owned directly by charitable trusts and are therefore not legal subsidiaries of the Group. However, they have been consolidated into the Group on the basis that substantially all the rewards inherent in those entities are retained in the Group.

The debt security acquisitions by these special purpose vehicles have been funded primarily through the issue of commercial paper to the market.

An aggregated summary profit and loss account for the years ended 31 December 2002, 2001 and 2000 and an aggregated balance sheet as at 31 December 2002 and 2001 for these entities are shown below.

Profit and loss account for the year ended 31 December

	2002	2001	2000
	£m	£m	£m

Interest receivable	137	282	359

Interest payable	(115)	(255)	(334)

Net interest income	22	27	25

Profit on disposal of investment
debt securities	2	2	4

Profit for the financial year	24	29	29

Amounts charged to entities
by the Group	(24)	(29)	(29)

Retained profits	–	–	–

Balance sheet as at 31 December

	2002	2001
	£m	£m

Investment debt securities	3,547	5,787

Prepayments and accrued income	20	60

Total assets	3,567	5,847

Debt securities in issue	3,556	5,838

Accruals and deferred income	11	9

Total liabilities	3,567	5,847

19. Equity shares and other similar interests

				Group

	2002 Book value	2002 Market value	2001 Book value	2001 Market value
	£m	£m	£m	£m

Listed in the UK	123	112	58	57

Listed elsewhere	41	48	50	55

Unlisted	799	811	707	709

	963	971	815	821

Banking business	893	901	812	818

Trading business	70	70	3	3

	963	971	815	821

				Company

	2002 Book value	2002 Market value	2001 Book value	2001 Market value
	£m	£m	£m	£m

Unlisted	2	2	2	2

The movement on equity shares and other similar interests held for investment purposes was as follows:

			Group

	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2002	822	(10)	812

Exchange adjustments	(17)	5	(12)

Additions	1,124	–	1,124

Disposals	(908)	–	(908)

Transfer from profit and loss account	–	(123)	(123)

At 31 December 2002	1,021	(128)	893

There were no movements on Company equity shares and other similar interests held for investment purposes during the year. The total amount held was £2m (2001: £2m). There were no provisions.

Back to Contents

AUDITED FINANCIAL STATEMENTS

20. Long term assurance business

Income from long term assurance business is as follows:

	2002	2001	2000
		(restated)	(restated)
Gross of tax basis:	£m	£m	£m

Income from long term assurance
business (smoothed)	321	345	240

Embedded value rebasing and
other adjustments	(632)	(443)	(102)

Income from long term assurance
business (unsmoothed)	(311)	(98)	138

Net of tax basis:

Income from long term assurance
business (smoothed)	252	249	170

Embedded value rebasing and
other adjustments	(480)	(328)	(72)

Income from long term assurance
business (unsmoothed)	(228)	(79)	98

The assets and liabilities of the long term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interest in them.

The value of the long term assurance business is calculated by discounting the proportion of surplus which is projected to accrue to shareholders in future years from business currently in force, and adding the shareholders’ interest in the surplus retained within the long term assurance funds. The basis on which this value is determined is reviewed regularly in the light of the experience of the business and expectations regarding future economic conditions.

The principal long term economic assumptions used are as follows:

	2002	2001
	%	%

Risk adjusted discount rate (net of tax)	8.5	8.5

Return on equities (gross of tax – pension business)	7.0	7.0

Return on equities (gross of tax – life business)	7.5	7.5

Return on gilts (gross of tax)	5.0	5.0

Return on corporate bonds (gross of tax)	5.75	5.75

Inflation (indexation)	2.5	2.5

Inflation (expenses)	3.5	3.5

Embedded value rebasing and other adjustments

The embedded value rebasing gross of tax is made up of:

Adjustment to period end market values

The embedded value of the Life business has in the past been calculated solely using a smoothed economic basis designed to reflect the underlying performance of the business with out the distortions caused by short term fluctuations in the financial markets. This smoothed basis uses long term assumptions as to investment returns, bonus rates, mortality and lapse rates. The Group’s previous accounting policy was to re-base the trend line when values diverged from the expectation by more than 20% over two successive year-ends.

The accounting policy has now been amended so that period end market values are used with the adjustment from the trend line shown within embedded value rebasing and other adjustments. In addition, for the purposes of calculating smoothed embedded value, the trend line for future investment returns is based on year-end market values being re-set on an annual basis. The smoothed result has been included within income from long term assurance business (smoothed). The impact of this change in 2002 was £321m (2001: £259m; 2000: £102m).

Guaranteed liabilities

The Life business has historically issued a number of “with profits” policies containing Guaranteed Annuity Options (GAO’s) and other “with profits” policies where the normal Market Value Adjustments (MVA’s) are not applied if the policyholder redeems the policy on specified future dates. Both of these types of policies therefore have a guaranteed future minimum value. Following falls in stock market values and interest rates, the value of these liabilities is substantially above the current and assumed future value of the assets that support them. After adjusting for the effect of normal lapse, mortality and bonus assumptions, provision has been made for this shortfall together with an allowance for the option value that has effectively been given to the policyholder. Subsequent to the year end, hedges have now been taken out to considerably reduce the effect of future market volatility with respect to these liabilities, the cost of which is effectively similar to this provision.

Of the total “with profits” policies in force of £16.7 billion, guarantee liabilities in the funds for GAO’s have a value of £2.6 billion and the MVA free and guarantee business, £4.7 billion. The impact of this change in 2002 was £362m (2001: £184m; 2000: nil).

Other adjustments:

Equity backing ratio (EBR)

One of the assumptions within the smoothed embedded value used in calculating future investment returns is the EBR. As equities are assumed to produce higher investment returns, a reduction in the EBR assumption will reduce the value of embedded value. The EBR was reduced from 50% at 31 December 2001 to a year-end level of 34%. It has been assumed that the EBR will remain at these lower levels and the EBR assumption within the embedded value model has therefore been reduced from 70% to 30%. The impact of this change in 2002 was £64m (2001: nil; 2000: nil).

One-off benefits of funds management transfer

Responsibility for Scottish Provident funds management has now been transferred from Aberdeen Asset Management to Abbey National Asset Managers, which has the effect of considerably reducing asset management costs. The benefit of this has been reflected in the expenses assumption for in-force business within income from long term assurance business, but is excluded from the smoothed results due to its one-off nature and scale and is shown within embedded value rebasing and other adjustments.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Movement in the embedded value asset is calculated as follows:

	2002	2001
		(restated)
	£m	£m

At 1 January – as previously reported	2,015	1,538

Prior year adjustment	(353)	(25)

At 1 January – as restated	1,662	1,513

Increase in value of long term business after tax	252	249

Acquired embedded value	–	271

Embedded value rebasing and other adjustments	(480)	(328)

Capital injections	913	39

Surplus transferred from long term business funds	(31)	(82)

At 31 December	2,316	1,662

See page 57 of the Operating and financial review for a break down of the embedded value asset.

The amounts of these assets, which are valued at market value, and liabilities of the long term assurance funds included in the consolidated balance sheet are based upon the life assurance balance sheets prepared in compliance with the special provisions relating to insurance groups of section 255A and Schedule 9A to the Companies Act 1985.

The assets and liabilities of the long term assurance funds are:

	2002	2001
		(restated)
	£m	£m

Investments	19,990	21,022

Assets held to cover linked liabilities	6,628	7,962

Debtors and prepayments	3,814	2,842

Other assets	1,592	1,764

Total assets	32,024	33,590

Less: Attributable to shareholders	2,613	3,175

Total assets attributable to policyholders	29,411	30,415

Technical provisions	20,069	18,509

Technical provisions for linked liabilities	6,699	7,988

Fund for future appropriations	(995)	(116)

Other creditors	3,638	4,034

Total liabilities attributable to policyholders	29,411	30,415

Included within other creditors above are two contingent loans owed by the with profit sub funds of the long term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited (SPL) to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £619m, respectively. Accrued interest on these loans amounted to £42m and £40m, respectively.

The payment of interest and capital repayments of these loans are contingent on the solvency of the respective funds as determined by the appointed actuary. In addition, the loan to the with-profit sub-fund of the long term business fund of SPL is a loan where recourse is limited to the surpluses emerging from the non-profit sub fund of the long term business fund of Scottish Provident.

21. Interests in associated undertakings

The movement in interests in associated undertakings for 2002 and 2001 was as follows:

Group £m

At 1 January 2002	59

Additions	–

Disposals	(1)

Share of current year net assets	(7)

At 31 December 2002	51

At 1 January 2001	57

Disposals	(8)

Share of current year net assets	10

At 31 December 2001	59

The principal associated undertakings at 31 December 2002 are:

Name and nature of business	Issued share capital	Group Interest %

EDS Credit Services Ltd,	5,000 A ordinary shares of £0.01	25
Information technology services	each and 1,000 B ordinary
	shares of £0.01 each

PSA Finance plc, Personal finance	40,000,000 £1 ordinary shares	50

The United Kingdom is the principal area of operation of the principal associated undertakings and all are registered in England & Wales.

On 23 December 2002, Cater Tyndall Limited disposed of its interest in DAH Holdings Limited. The amount received for the issued share capital was £1m cash. There was no group profit or loss on disposal.

All associated undertakings are unlisted and have a year end of 31 December.

22. Shares in Group undertakings

	2002 Net book value	2001 Cost and book value
	£m	£m

Subsidiary undertakings

Banks	3,157	2,390

Others	4,388	5,122

	7,545	7,512

Impairment

At 1 January 2002	–

Impairment charge for the year	1,257

At 31 December 2002	1,257

Back to Contents

AUDITED FINANCIAL STATEMENTS

The movement in shares in Group undertakings was as follows:

Company
£m

At 1 January 2002	7,512

Exchange adjustments	4

Additions	1,354

Disposals	(68)

Impairments	(1,257)

At 31 December 2002	7,545

Subscriptions for additional share capital in existing subsidiary undertakings during the year amounted to £1,354m, including £374m in ANTS plc, £825m in Abbey National SMA Holdings Limited and £92m in Scottish Mutual International Holdings Ltd.

The impairments of shares in Group undertakings in the year were: ANTS plc (£540m), Abbey National SMA Holdings Limited (£540m), Scottish Mutual Pensions Limited (£41m), Scottish Mutual International Holdings Ltd (£42m) and First National Bank (£31m) and all others (£63m).

Companies purchased and businesses acquired during the year were as follows:

Company purchased/
Date	business acquired	Purchaser	Consideration

1 March	Sun Bank plc

	loan book	First National Bank plc *	£137m cash

28 April	Royal Saint Georges
	Banque S.A. (RSGB)	Abbey National France S.A.	£18m cash

30 July	Interbanca SpA
	loan book	Abbey National plc	£48m cash

* The loan portfolio was subsequently transferred to Abbey National plc.

All of the above transactions are included in the consolidated financial statements as acquisitions. Further disclosures relating to these transactions can be found in note 23, Summary of the effect of acquisitions and note 51, Consolidated cash flow statement.

Date	Company disposed of	Consideration

17 April	First National Vehicle Holdings Ltd	£406m cash

17 April	Abbey National Vehicle Finance Ltd	£28m cash

30 November	Abbey National June Leasing (1)	£293m cash

20 December	Abbey National March Leasing (1)	£344m cash

The principal subsidiaries of Abbey National plc at 31 December 2002 are shown below, all of which are directly held and unlisted except where indicated.

	Nature of business	Country of Incorporation or registration

Abbey National General	General insurance	England & Wales
Insurance Services Ltd

Abbey National Leasing
Companies* (21 companies)	Finance leasing	England & Wales

Abbey National Treasury	Treasury operations	England & Wales
Services plc

Abbey National Unit Trust	Unit trust management	Scotland
Managers *

Abbey National Treasury	Personal finance and	Jersey
International Ltd *	treasury operations

Cater Allen International Ltd *	Money market and	England & Wales
stockbroking

First National Bank plc *	Personal finance and	England & Wales
commercial lending

Scottish Mutual Investment	Investment managers	Scotland
Managers Ltd *

Carfax Insurance Ltd	Insurance	Guernsey

Abbey National Life plc	Insurance	England & Wales

Abbey National PEP and	PEP and ISA	Scotland
ISA Managers Ltd *	management

Scottish Mutual Assurance plc *	Insurance	Scotland

Scottish Provident Limited *	Insurance	Scotland

Scottish Mutual Pension	Investment	Scotland
Funds Investment Ltd

Abbey National North	Funding	United States
America Corporation

* Held indirectly through subsidiary companies.

All of the above entities have accounting reference dates of 31 December with the exception of the following: Abbey National March Leasing (2), (3), (4) and (5) Limited (all 31 March); Abbey National June Leasing (2), (3), (4), (5) and (6) Limited (all 30 June); and Abbey National September Leasing (1), (2), (3), (4), (5) and (6) Limited (all 30 September).

All the above companies are included in the consolidated financial statements. The company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has branch offices in France, USA and Hong Kong. Abbey National Treasury International Ltd has representative offices in Hong Kong, Portugal and Spain, and branches in the Isle of Man and Gibraltar. Abbey National plc has branches in Italy, France and the Isle of Man and a representative office in Dubai.

Back to Contents

AUDITED FINANCIAL STATEMENTS

23. Summary of the effect of acquisitions

The following table summarises the effect of all acquisitions of subsidiary undertakings and purchases of businesses in the year ended 31 December 2002.

	Book value before acquisition £m	Accounting policy adjustments £m	Fair value at acquisition £m

Loans and advances to banks	287	(6)	281

Other assets	–	4	4

Prepayments and accrued income	2	–	2

Total assets	289	(2)	287

Deposits by banks	50	–	50

Debt securities in issue	31	–	31

Other liabilities	8	–	8

Provisions for liabilities and charges	2	–	2

Total liabilities, excluding shareholders’ funds	91	–	91

Net assets acquired	198	(2)	196

Fair value of the consideration			203

Costs of acquisition			1

Total fair value of the consideration
and cost of acquisitions			204

Goodwill on acquisition of subsidiary
undertakings			8

The only significant undertaking included in the above table is RSGB. RSGB’s profit after tax for the period 1 January 2002 to 27 April 2002 and for the year ended 31 December 2001, calculated using RSGB’s accounting policies, was £1m and £3m, respectively.

24. Intangible fixed assets

Purchased goodwill Group £m

Cost

At 1 January 2002	1,303

Additions	8

Disposals	(54)

At 31 December 2002	1,257

Amortisation and impairment

At 1 January 2002	60

Charge for the year	64

Disposals	(8)

Impairments	765

At 31 December 2002	881

Net book value

At 31 December 2002	376

At 31 December 2001	1,243

Intangible fixed assets comprises positive purchased goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses made since 1 January 1998.

Goodwill included above in respect of all material acquisitions is currently being amortised over a period of 20 years. Previously, goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses was taken directly to reserves.

In accordance with FRS 11, Impairment of fixed assets and goodwill, the carrying value of goodwill has been reviewed for impairment if there is some indication that impairment has occurred.

The carrying value of First National’s subsidiary undertakings at 31 December 2002 have been compared to their recoverable amounts, represented by their value in use to the Group. The value in use has been derived from discounted cash flow projections, which cover the period to December 2007, including a terminal value. The discount rate used to arrive at this calculation was 7.6% on a post-tax basis. The average growth rate used was 8.7%, which was based on expected future cash flows.

The carrying value of Scottish Provident at 31 December 2002 has been compared to its recoverable amounts, represented by their value in use to the Group. The value in use has been derived from discounted cash flow projections, which cover the period to December 2005, including a terminal value. The projections cover this extended period as the directors consider this extended period fairly reflects the assets and their long term values. The discount rate used to arrive at this calculation was 8.2% on a post-tax basis. The growth rates used were 3.9% and 5.0% for the forecast period and terminal value, respectively.

The carrying value of Cater Tyndall’s subsidiary undertakings at 31 December 2002 have been compared to their recoverable amounts, represented by their value in use to the Group. The value in use has been derived from cash flow projections, which after taking account of intercompany funding arrangements is currently projected to be loss-making over the period to December 2005.

The impairment reviews have resulted in the following impairment charges:

£m

Impairment of capitalised goodwill

First National	133

Scottish Provident	604

Other	28

765

Impairment of goodwill written off directly to reserves

First National	224

Cater Tyndall	149

Credited to profit and loss reserve (note 42)	373

Total goodwill impairments	1,138

The cumulative amount of goodwill taken to the profit and loss account reserve in previous periods by the Group and not subsequently recognised in the profit and loss account is £815m (2001: £1,201m), and by the Company £528m (2001: £528m).

Back to Contents

AUDITED FINANCIAL STATEMENTS

25. Tangible fixed assets excluding operating lease assets

				Group

	Investment properties	Other premises	Equipment (restated)	Total
	£m	£m	£m	£m

Cost or valuation

At 1 January 2002 – as
previously reported	1	36	1,139	1,176

Prior year adjustment	–	–	(24)	(24)

At 1 January 2002 – as
restated	1	36	1,115	1,152

Acquisitions of subsidiary
undertakings	–	–	1	1

Disposals of subsidiary undertakings	–	–	(4)	(4)

Additions	–	12	153	165

Disposals	–	(1)	(31)	(32)

At 31 December 2002	1	47	1,234	1,282

Depreciation

At 1 January 2002 – as
previously reported	–	7	813	820

Prior year adjustment	–	–	(4)	(4)

At 1 January 2002 – as
restated	–	7	809	816

Acquisitions of subsidiary
undertakings	–	–	1	1

Disposals of subsidiary undertakings	–	–	(3)	(3)

Charge for the year	–	3	100	103

Disposals	–	–	(6)	(6)

At 31 December 2002	–	10	901	911

Net book value

At 31 December 2002	1	37	333	371

At 31 December 2001	1	29	306	336

The 2001 balances have been restated to reclassify as prepayments certain project expenditure previously capitalised as tangible fixed assets (see note 28), totalling £20m.

			Company

	Other premises	Equipment (restated)	Total
	£m	£m	£m

Cost

At 1 January 2002 – as
previously reported	16	1,014	1,030

Prior year adjustment	–	(24)	(24)

At 1 January 2002 – as restated	16	990	1,006

Acquisitions	1	1	2

Additions	9	135	144

Disposals	–	(17)	(17)

At 31 December 2002	26	1,109	1,135

Depreciation

At 1 January 2002 – as
previously reported	4	745	749

Prior year adjustment	–	(4)	(4)

At 1 January 2002 – as restated	4	741	745

Charge for the year	2	83	85

Disposals	–	1	1

At 31 December 2002	6	825	831

Net book value

At 31 December 2002	20	284	304

At 31 December 2001	12	249	261

The net book value of Other premises comprises:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Freeholds	15	11	2	2

Long leaseholds	4	8	–	1

Short leaseholds	18	10	17	9

Land and buildings
occupied for own activities:

Net book value at 31 December	37	29	19	12

The net book value of Other
premises includes:

Assets held under finance leases	4	11	4	10

Depreciation charge for the year
on these assets	5	8	6	8

Capital expenditure which has been contracted, but not provided for in the financial statements	23	32	23	32

26. Operating lease assets

Group
£m

Cost

At 1 January 2002	3,473

Exchange adjustments	(41)

Disposal of subsidiary undertakings	(537)

Additions	744

Disposals	(52)

At 31 December 2002	3,587

Depreciation and impairment

At 1 January 2002	951

Exchange adjustments	(9)

Disposal of subsidiary undertakings	(175)

Impairment	38

Charge for the year	242

Disposals	(33)

At 31 December 2002	1,014

Net book value

At 31 December 2002	2,573

At 31 December 2001	2,522

The net book value of operating lease assets include residual values at the end of current lease terms, which will be recovered through re-letting or disposal in the following periods:

	2002	2001
	£m	£m

In not more than 1 year	384	171

In more than 1 year but not more than 2 years	685	445

In more than 2 years but not more than 5 years	225	913

In more than 5 years	882	476

	2,176	2,005

Capital expenditure which has been contracted,
but not provided for in the financial statements	457	493

Back to Contents

AUDITED FINANCIAL STATEMENTS

27. Other assets

		Group		Company

	2002 £m	2001 (restated) £m	2002 £m	2001 (restated) £m

Foreign exchange, interest
rate, equity & credit contracts:

Positive market value of trading
derivative contracts (note 50)	1,842	2,221	–	–

Translation differences on
foreign exchange derivatives
used for hedging purposes	162	444	5	144

Debtors and other settlement
balances	1,698	1,449	210	169

Introducer fees	314	276	24	10

Own shares	43	43	43	43

Deferred tax asset (see note 36)	–	–	80	57

Other	1,068	340	432	274

	5,127	4,773	794	697

Own shares represent Abbey National plc shares held in trust to be used to satisfy exercises under certain employee share option and ownership schemes. The nominal value of own shares held at 31 December 2002 was £1m.

28. Prepayments and accrued income

		Group		Company

	2002 £m	2001 (restated) £m	2002 £m	2001 (restated) £m

Accrued interest due
from subsidiaries	–	–	98	109

Unamortised lending-
related fees (see note 2)	203	345	202	343

Other accrued interest	1,284	1,855	116	197

Prepayments and
other accruals	404	351	150	105

	1,891	2,551	566	754

The 2001 balances have been restated to include certain project expenditure previously capitalised as tangible fixed assets (see note 25), totalling £20m.

29. Assets subject to sale and repurchase transactions

		Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Debt securities	3,470	5,654	–	–

The above amounts are the assets held under sale and repurchase transactions included within the amounts disclosed in note 18, Debt securities.

30. Deposits by banks

		Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Items in the course of transmission	221	243	214	229

Amounts due to subsidiaries	–	–	14,015	3,034

Sale and repurchase agreements	7,300	15,177	–	–

Other deposits	16,653	9,525	78	88

	24,174	24,945	14,307	3,351

Repayable:

On demand	6,882	4,706	202	24

In not more than 3 months	15,108	18,391	11,919	1,567

In more than 3 months but not more than 1 year	1,651	1,303	214	–

In more than 1 year but not more than 5 years	50	77	84	46

In more than 5 years	483	468	1,888	1,714

	24,174	24,945	14,307	3,351

Banking business	11,481	10,547	14,307	3,351

Trading business	12,693	14,398	–	–

	24,174	24,945	14,307	3,351

Fair value disclosures, to the extent practicable, are included in note 63, Fair values of financial instruments.

31. Customer accounts

		Group		Company

	2002 £m	2001 (restated) £m	2002 £m	2001 (restated) £m

Retail deposits	59,275	57,399	50,631	49,614

Amounts due to subsidiaries	–	–	3,260	6,301

Sale and repurchase
agreements	6,047	7,956	–	–

Other customer accounts	11,444	10,454	1,553	1,256

	76,766	75,809	55,444	57,171

Repayable:

On demand	51,161	49,809	45,847	48,263

In not more than 3 months	19,325	20,483	8,538	7,885

In more than 3 months
but not more than 1 year	1,951	1,921	85	57

In more than 1 year but
not more than 5 years	1,853	1,795	103	92

In more than 5 years	2,476	1,801	871	874

	76,766	75,809	55,444	57,171

Banking business	67,934	65,781	55,444	57,171

Trading business	8,832	10,028	–	–

	76,766	75,809	55,444	57,171

Included in Group and Company customer accounts are amounts due to associated undertakings of £5m (2001: £1m) and £5m (2001: £1m), respectively.

Contracts involving the receipt of cash on which customers receive an index linked return are accounted for in substance as equity index linked deposits. The current market value of the contract is reported within Other customer accounts. This represents a change

Back to Contents

AUDITED FINANCIAL STATEMENTS

in accounting presentation following a review of industry practice. The 2001 comparative balances have been restated to reflect this change in accounting presentation and as a consequence Customer accounts has increased by £1,550m and Other liabilities has reduced by £1,550m.

Fair value disclosures, to the extent practicable, are included in note 63, Fair values of financial instruments.

32. Debt securities in issue

				Group

	2002 Book value £m	2002 Market value £m	2001 Book value £m	2001 Market value £m

Bonds and medium
term notes	17,449	17,709	21,271	21,663

Other debt securities in issue	30,630	30,631	33,142	33,206

	48,079	48,340	54,413	54,869

The market values for medium and long term debt securities in issue have been determined using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortised cost.

		Company

	2002 £m	2001 £m

Bonds and medium term notes	–	–

Other debt securities in issue	4	4

	4	4

Bonds and medium term notes are repayable:

		Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

In not more than 3 months	2,523	2,824	–	–

In more than 3 months but not more than 1 year	3,307	2,564	–	–

In more than 1 year but not more than 2 years	5,575	5,761	–	–

In more than 2 years but
not more than 5 years	2,800	6,848	–	–

In more than 5 years	3,244	3,274	–	–

	17,449	21,271	–	–

Other debt securities in issue are repayable:

		Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

In not more than 3 months	19,933	19,285	–	–

In more than 3 months but
not more than 1 year	9,513	13,271	–	–

In more than 1 year but
not more than 2 years	609	280	–	–

In more than 2 years but
not more than 5 years	110	82	4	4

In more than 5 years	465	224	–	–

	30,630	33,142	4	4

33. Other liabilities

		Group		Company

	2002 £m	2001 (restated) £m	2002 £m	2001 £m

Creditors and accrued
expenses	2,108	3,033	803	2,023

Short positions in
government debt
securities and equity shares	3,456	2,261	–	–

Taxation	104	435	(48)	167

Foreign exchange, interest
rate, equity & credit contracts:

Negative market value of
trading derivative contracts
(see note 50)	3,467	2,347	–	–

Translation differences on
foreign exchange derivatives
used for hedging purposes	471	934	–	–

Obligations under finance
leases all payable in:

Less than 1 year	3	6	3	6

1 year to 5 years	1	4	1	4

	9,610	9,020	759	2,200

Due to a change in accounting policy, Other liabilities and Customer accounts in 2001 have been restated by £1,550m. This follows a change in accounting presentation following a review of industry practice. Contracts involving the receipt of cash on which customers require an index linked return are accounted for as equity linked deposits. The current market value is now reported within Other customer accounts as opposed to Other liabilities.

Short positions in government debt securities are mainly held for trading liquidity and hedging purposes. The market value of short positions in debt securities and equity shares is £3,459m (2001: £2,258m).

34. Accruals and deferred income

		Group		Company

	2002 £m	2001 £m	2002 £ m	2001 £ m

Interest due to subsidiaries	–	–	187	170

Other accrued interest	1,840	2,372	724	824

Deferred income from
residential mortgage lending	131	211	–	–

Other deferred income	247	320	30	41

	2,218	2,903	941	1,035

During the year, £85m (2001: £100m) of deferred income relating to high loan to value lending was taken to the profit and loss account.

Back to Contents

AUDITED FINANCIAL STATEMENTS

35. Provisions for liabilities and charges

		Group		Company

	2002	2001	2002	2001
		(restated)		(restated)
	£m	£m	£m	£m

Deferred taxation (see note 36)	952	1,293	–	–

Other provisions for liabilities
and charges (see note 37)	76	41	43	–

	1,028	1,334	43	–

36. Deferred taxation

		Group		Company

	2002	2001	2002	2001
		(restated)		(restated)
	£m	£m	£m	£m

Tax effect of timing
differences due to:

Excess of capital allowances
over depreciation	(39)	178	(27)	(31)

Other	(26)	43	(53)	(26)

Capital allowances on
finance lease receivables	1,017	1,072	–	–

	952	1,293	(80)	(57)

	Group	Company
	(restated)	(restated)
	£m	£m

At 1 January 2002 – as previously reported	1,413	9

Prior year adjustment	(120)	(66)

At 1 January 2002 – as restated	1,293	(57)

Transfer from profit and loss account	(82)	(23)

Disposals of subsidiary undertakings	(259)	–

At 31 December 2002	952	(80)

Deferred tax asset (see note 27)	–	(80)

Deferred tax liabilities	952	–

During the year the Group adopted the new accounting standard, FRS 19, Deferred tax. The standard requires deferred tax to be provided on a ‘full provision’ basis on most types of timing difference, rather than the ‘partial provision’ basis previously required by SSAP 15, Accounting for deferred tax. In accordance with this standard, deferred tax assets for general provisions and software developments costs were credited to the profit and loss account for the first time.

37. Other provisions for liabilities and charges

					Group

	Pension and other similar obligations	Provisions for commit- ments	Pension misselling compen- sation	Other provisions
	(1) £m	(2) £m	(3) £m	(4) £m	Total £ m

At 1 January 2002	(14)	27	15	13	41

Transfer from profit
and loss account	97	8	4	38	147

Pension contributions/
provisions utilised	(76)	(21)	(11)	(2)	(110)

Acquisitions of subsidiary
undertakings	–	–	–	(2)	(2)

At 31 December 2002	7	14	8	47	76

					Company

	Pension and other similar obligations	Provisions for commit- ments	Pension misselling compen- sation	Other provisions
	(1)	(2)	(3)	(4)	Total
	£m	£m	£m	£m	£m

At 1 January 2002	(25)	4	8	13	–

Transfer from profit
and loss account	73	(1)	–	38	110

Pension contributions/
provisions utilised	(58)	(2)	(3)	(4)	(67)

At 31 December 2002	(10)	1	5	47	43

The £50m charge shown in the profit and loss account in respect of provisions for contingent liabilities and commitments comprises the amounts transferred from the profit and loss account and unutilised provisions reversed for provisions for commitments, pension misselling compensation and other provisions.

(1) Pension and other similar obligations

The above balance represents the difference between amounts paid to the respective pension schemes of the Group and amounts charged to the profit and loss account in accordance with SSAP 24, Accounting for pension costs.

In addition to Pension and other similar obligations included in the above table, a balance in respect of the pension surplus acquired with the purchase of the business of National and Provincial Building Society (N&P) is included within Other assets. This balance, which was £17m (2001: £19m) as at 31 December 2002, is being amortised over the remaining service lives of employees contributing to the scheme, and £2m (2001: £2m) was charged to the profit and loss account in the year ended 31 December 2002. See also note 52, ‘Retirement benefits’.

(2) Provisions for commitments

This comprises amounts in respect of committed expenditure, including amounts in respect of vacant premises and provisions for loyalty bonuses payable in certain unit trusts managed within the Life Assurance businesses.

(3) Pension misselling compensation

This comprises amounts in respect of compensation payable as a result of the ongoing review of business involving the transfers from occupational to personal pension schemes and the opting-out of and the non-joining of occupational pension schemes.

Amounts provided in respect of the Life Assurance businesses are charged to Income from long term assurance business and carried against the asset Long term assurance business in the balance sheet. During the year £nil (2001: £2m) was transferred from the profit and loss account in respect of the Life Assurance businesses and the amount currently provided is £2m (2001: £6m). In addition, provisions have been made for the administrative costs of carrying out the review, which are included within Provisions for commitments (see also above).

(4) Other provisions

Other provisions principally comprise amounts in respect of litigation and related expenses and various other claims with respect to product misselling.

Back to Contents

AUDITED FINANCIAL STATEMENTS

38. Subordinated liabilities including convertible debt

		Group

	2002 £m	2001 £m

Dated subordinated liabilities:

9.00% Subordinated guaranteed bond 2002 (€24.8m)	–	15

Subordinated guaranteed floating rate notes 2002
(US $75m)	–	52

8.00% Subordinated guaranteed bond 2002 (€90.8m)	–	55

10.375% Subordinated guaranteed bond 2002	–	100

Subordinated guaranteed floating rate notes 2003
(US $100m)	62	69

Subordinated collared floating rate notes 2004
(CAN $100m)	39	43

8.75% Subordinated guaranteed bond 2004	150	150

8.2% Subordinated bond 2004 (US $500m)	310	345

6.69% Subordinated bond 2005 (US $750m)	464	516

10.75% Subordinated bond 2006	101	101

Subordinated guaranteed floating rate step-up
notes 2009 (Swiss Fr 130m)	58	54

5.00% Subordinated bond 2009 (€511.3m)	331	310

4.625% Subordinated notes 2011 (€500m)	324	304

11.50% Subordinated guaranteed bond 2017	149	149

10.125% Subordinated guaranteed bond 2023	149	149

7.983% Subordinated notes 2029 (US $1,000m)	613	681

6.50% Subordinated notes 2030	149	149

7.25% Subordinated notes 2021	200	200

Callable capped subordinated floating rate
notes 2012 (US $50m)	31	–

Callable subordinated floating rate notes 2012 (US $50m)	31	–

Callable subordinated floating rate notes 2012 (€500m)	324	–

Undated subordinated liabilities:

10.0625% Exchangeable subordinated capital securities	199	199

7.35% Perpetual subordinated reset capital
securities (US $500m)	309	343

7.25% Perpetual subordinated capital securities
(US $150m)	92	100

7.10% Perpetual callable subordinated notes
(US $150m)	93	102

7.00% Perpetual subordinated capital securities
(US $250m)	154	167

6.70% Perpetual subordinated reset capital
securities (US $500m)	308	342

6.00% Step-down perpetual callable subordinated
notes (€100m)	65	60

5.56% Subordinated guaranteed notes (YEN 15,000m)	78	79

5.50% Subordinated guaranteed notes (YEN 5,000m)	26	26

Fixed/Floating rate subordinated notes (YEN 5,000m)	26	26

7.50% 10 Year step-up perpetual subordinated notes	320	319

7.50% 15 Year step-up perpetual subordinated notes	425	425

7.38% 20 Year step-up perpetual subordinated notes	173	173

7.13% 30 Year step-up perpetual subordinated notes	279	279

7.13% Fixed to floating rate perpetual
subordinated notes (€400m)	258	241

7.25% Perpetual callable subordinated notes (US $400m)	242	267

	6,532	6,590

		Company

	2002 £m	2001 £m

Dated subordinated liabilities:

Subordinated loan stock	–	17

Subordinated floating rate notes 2002 (US $75m)*	–	52

Subordinated loan stock 2002 (US $112m)*	–	78

Subordinated floating rate notes 2003 (US $75m)*	62	69

Subordinated floating rate notes 2004 (US $74m)*	46	52

Subordinated floating rate notes 2004*	150	150

Subordinated floating rate notes 2004 (US $500m)*	310	345

6.69% Subordinated bond 2005 (US $750m)	464	516

10.75% Subordinated bond 2006	101	101

Subordinated floating rate notes 2009 (US $102m)*	63	70

Subordinated floating rate notes 2009 (€511.3m)	331	310

4.625% Subordinated notes 2011 (€500m)	324	304

11.59% Subordinated loan stock 2017*	150	150

10.18% Subordinated loan stock 2023*	150	150

7.983% Subordinated notes 2029 (US $1,000m)	613	681

6.50% Subordinated notes 2030	149	149

8.96% Subordinated notes 2030 (US $1,000m)**	613	681

Callable capped subordinated floating rate notes 2012
(US $50m)	31	–

Callable subordinated floating rate notes 2012 (US$50m)	31	–

Callable subordinated floating rate notes 2012 (€500m)	324	–

Undated subordinated liabilities:

10.0625% Exchangeable subordinated capital securities	199	199

7.35% Perpetual subordinated reset capital securities
(US $500m)	309	343

7.25% Perpetual subordinated capital securities
(US $150m)	92	100

7.10% Perpetual callable subordinated notes (US $150m)	93	102

7.00% Perpetual subordinated capital securities
(US $250m)	154	167

6.70% Perpetual subordinated reset capital securities
(US $500m)	308	342

6.00% Step-down perpetual callable subordinated
notes (€100m)	65	60

5.56% Subordinated guaranteed notes (YEN 15,000m)	78	79

5.50% Subordinated guaranteed notes (YEN 5,000m)	26	26

Fixed/Floating rate subordinated notes (YEN 5,000m)	26	26

7.50% 10 Year step-up perpetual subordinated notes	320	319

7.50% 15 Year step-up perpetual subordinated notes	425	425

7.38% 20 Year step-up perpetual subordinated notes	173	173

7.13% 30 Year step-up perpetual subordinated notes	279	279

7.13% Fixed to floating rate perpetual subordinated
notes (€400m)	258	241

7.25% Perpetual callable subordinated notes
(US $400m)	242	267

	6,959	7,023

*	These represent the on-lending to the Company, on a subordinated basis, of issues by subsidiary companies.
**	These represent the on-lending to the Company, on a subordinated basis, of the issue of preferred securities (see note 40).

Back to Contents

AUDITED FINANCIAL STATEMENTS

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.

The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey National. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. The rights attaching to these preference shares would be the same as those detailed in note 41.

The 7.35% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey National, on 15 October 2006 and each fifth anniversary thereafter.

The 7.25% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey National, on or after 15 June 2004.

The 7.10% Perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, on 12 March 2004 and thereafter on each interest payment date.

The 7.00% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey National, on or after 29 April 2004.

The 6.70% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey National, on 15 June 2008 and each fifth anniversary thereafter.

The 6.00% Step-down perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, on 19 April 2004 and thereafter on each interest payment date.

The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Abbey National, on 31 January 2015 and each fifth anniversary thereafter.

The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Abbey National, on 27 June 2015 and each fifth anniversary thereafter.

The Fixed/Floating rate subordinated notes are redeemable at par, at the option of Abbey National, on 24 December 2016 and each fifth anniversary thereafter.

The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2010 and each fifth anniversary thereafter.

The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2015 and each fifth anniversary thereafter.

The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National,

on 28 September 2020 and each fifth anniversary thereafter.

The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 30 September 2030 and each fifth anniversary thereafter.

The 7.13% Fixed to floating rate perpetual subordinated notes are redeemable at par, at the option of Abbey National, on 28 September 2010 and each fifth anniversary thereafter.

The 7.25% Perpetual callable subordinated notes are redeemable at par, at the option of Abbey National, at any time on or after 15 August 2006.

In common with other debt securities issued by Group companies, the capital securities are redeemable in whole at the option of Abbey National, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the capital securities in the United Kingdom, at their principal amount together with any accrued interest.

Subordinated liabilities including convertible debt securities in issue are repayable:

		Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

In 1 year or less	62	223	62	147

In more than 1 year but not more than 2 years	499	69	506	69

In more than 2 years but not more than 5 years	623	1,154	565	1,164

In more than 5 years	2,301	1,996	2,779	2,495

Undated	3,047	3,148	3,047	3,148

	6,532	6,590	6,959	7,023

Subordinated liabilities including convertible debt issued by the Group have a market value, calculated using quoted market prices where available, of £7,217m (2001: £7,357m).

39. Other long term capital instruments

		Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Other long term capital instruments	771	297	771	297

Other long term capital instruments comprise £300m Step-up Callable Perpetual Reserve Capital Instruments (RCIs), $500m Tier One Perpetual Subordinated Debt Securities (Securities) and £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities (TOPICs).

£300m Step-up Callable Perpetual Reserve Capital Instruments

The RCIs were issued in 2001 by Abbey National plc. RCIs are redeemable by Abbey National on 14 February 2026 or on each coupon payment date thereafter, subject to the prior approval of the FSA and provided that the auditors have reported to the Trustee within the previous six months that the solvency condition is met.

Back to Contents

AUDITED FINANCIAL STATEMENTS

The RCIs bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the RCIs will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate.

$500m Tier One Perpetual Subordinated Debt Securities

The Securities were issued on 8 August 2002 by Abbey National plc. The securities have no maturity date. However, Abbey National has the option to redeem the securities in whole, but not in part on 15 September 2007 or on each coupon payment date thereafter.

The Securities bear interest at a rate of 7.375% per annum, payable in US dollars quarterly in arrears.

£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities

The TOPICs were issued on 9 August 2002 by Abbey National plc. The TOPICs are redeemable by Abbey National in whole but not in part on 9 February 2018 or on each coupon payment date thereafter, subject to the prior approval of the FSA.

The TOPICs bear interest at a rate of 6.984% par annum, payable semi-annually in arrears. From (and including) 9 February 2018, the TOPICs will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears.

The RCIs, Securities and TOPICs are not redeemable at the option of the holders and the holders do not have any rights against other Abbey National Group companies. Upon the occurrence of certain tax or regulatory events, the RCIs may be exchanged, their terms varied, or redeemed.

Interest payments may be deferred, but Abbey National may not declare or pay dividends on or redeem or repurchase any junior securities until Abbey National next make a scheduled payment on the RCIs, Securities and TOPICs.

The RCIs, Securities and TOPICs are unsecured securities of Abbey National and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National loan capital. Upon the winding up of Abbey National, the holder of each RCI, Security and TOPIC will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Abbey National then in issue and in priority to all other Abbey National shareholders.

40. Minority interests– non-equity

Minority interests–non-equity principally comprise US$1,000m of 8.963% non-cumulative trust preferred securities (the ‘preferred securities’) issued by Abbey National Capital Trust I (the ‘trust’) in 2000. Each preferred security represents an undivided beneficial interest in the assets of the trust, the assets of which consist of partnership preferred securities representing non-cumulative, perpetual preferred limited partnership interests issued by Abbey National Capital LP I, a Delaware limited partnership (the ‘partnership’). Abbey National plc has 100% indirect ownership of the general partnership interest and priority limited partnership interest.

Distributions on the preferred securities are made on 30 June and 31 December of each year. The distribution rate is initially 8.963% per annum. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US $ LIBOR rate for the relevant distribution period.

The preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey National Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.

The preferred securities and the partnership preferred securities have the benefit of subordinated guarantees of Abbey National plc. On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.

The preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of Abbey National plc.

Back to Contents

AUDITED FINANCIAL STATEMENTS

41. Called up share capital and share premium account

	Ordinary shares of 10 pence each	Preference shares of £1 each	Preference shares of US$0.01 each	Preference shares of €0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital

At 31 December 2001	175	1,000	6	6	1,187

At 31 December 2002	175	1,000	6	6	1,187

Issued and fully paid
share capital

At 31 December 2001	145	325	–	–	470

At 31 December 2002	146	325	–	–	471

Share premium account

At 1 January 2002	1,627	9	414	–	2,050

Shares issued	98	–	–	–	98

Capitalisation of reserves
in respect of shares
issued via QUEST	7	–	–	–	7

Amortisation of issue costs	–	–	3	–	3

Transfer to profit and loss
reserve	–	–	(3)	–	(3)

At 31 December 2002	1,732	9	414	–	2,155

Under the Company’s Executive, All Employee and Sharesave Schemes, employees hold options to subscribe for 36,931,259 (2001: 35,621,083) ordinary shares at prices ranging from 428 to 1327 pence per share, exercisable up to October 2012. During the year 3,070,621 (2001: 4,455,279) ordinary shares were issued on the exercise of options for a consideration of £25m (2001: £35m). In addition, 8,835,266 ordinary shares were issued in lieu of cash for dividends in 2002, in accordance with the terms of the Alternative Dividend Plan.

The Qualifying Employee Share Trust (QUEST) operates in conjunction with the Sharesave Scheme by acquiring shares in the Company and using them to satisfy Sharesave options, by delivering the shares to the employees on payment of the option price.

During the year the QUEST has subscribed at market value for ordinary shares at a total cost of £20m (2001: £21m). The Company provided £7m (2001: £13m) to the QUEST for this purpose and £13m (2001: £8m) was received from Sharesave participants. The shares were all transferred by the QUEST to participants in the Group’s Sharesave Scheme in satisfaction of their options. The price paid by option holders, including executive directors, was 1088 pence per share (three year options), 607 pence per share (five year options) and 428 pence per share (seven year options). The Company’s contribution has been included as a capitalisation of reserves.

Abbey National plc sponsors the Abbey National ESOP Trust, a discretionary trust for the benefit of employees and former employees of the Abbey National Group and the AN Employee Trust, a discretionary trust for the benefit of directors and former directors of Abbey National Plc. The Company has provided £66m to the trustees of AN ESOP Trust and £9m to the trustees of AN Employee

Trust, interest free irrevocable loans and gifts of £29m and £7m respectively, to enable them to purchase Abbey National plc ordinary shares, which are used to satisfy options and share awards granted by the Company to meet its commitments arising under employee and directors’ share schemes. Under the terms of the trusts, the trustees have waived all but a nominal dividend on the shares they hold. The cost of providing these shares, less any amounts paid by employees or directors, is charged to the profit and loss account on a systematic basis over the relevant performance period for the employees and directors. At 31 December 2002 and 2001 the number and value of shares held were:

	AN ESOP Trust		AN Employee Trust

	2002	2001	2002	2001
	£m	£m	£m	£m

Number of shares held ('000)	8,589	5,890	1,532	604

Book value of shares held	35	40	8	3

Market value of shares held	44	57	8	6

As of 31 December 2002 there were 1,903,596 shareholders. The following tables show an analysis of their holdings:

Size of shareholding	Shareholders	Number of ordinary shares of 10 pence each

Shares

1-100	1,133,819	108,571,015

101-1,000	730,888	288,198,092

1,001+	36,692	1,061,244,237

	1,901,399	1,458,013,344

Size of shareholding	Shareholders	Preference shares of £1 each

1-100	2	143

101-1,000	38	28,810

1,001+	2,084	324,971,047

	2,124	325,000,000

Size of shareholding	Shareholders	Preference shares of US$0.01 each

1-100	7	522

101-1,000	60	32,750

1,001+	6	25,966,728

	73	26,000,000

Sterling preference shares
Holders of the sterling preference shares are entitled to receive a biannual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the Associated Tax Credit (as defined in the terms of the sterling preference shares) represents an annual rate of
8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996. On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company.

Back to Contents

AUDITED FINANCIAL STATEMENTS

On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment.

Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting.

In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

US dollar preference shares
Holders of the US dollar preference shares issued in 1996 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at a rate per annum which will ensure that the sum of the dividend payable on such date and the Associated Tax Credit represents a gross return of 8.75% per annum of the offer price (US$25) of such shares.

Holders of the US dollar preference shares issued on 8 November 2001 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at the fixed rate of US$1.84375 per share annually (or 7.375% of the US$25 offer price).

The US dollar preference shares are redeemable, in whole or in part, at the option of Abbey National at any time and from time to time after five years and one day after the date of original issue. For the 1996 issue, redemption may occur only if the sterling dollar exchange rate is at or above its level at date of allotment, US$1.654: £1, or in the event of a tax or regulatory change. The redemption amount, for both the 1996 and 2001 issues, will be US$25, unless redeemed in years five to ten in which instance a redemption premium will be payable.

On a return of capital or on a distribution of assets on a winding up, the US dollar preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company. On such a return of capital or winding up, each US dollar preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to £22.67, payable in US dollars (for the 1996 issue) and an amount equal to US$25 (for the 2001 issue), together with any accrued and unpaid dividends at that time.

Other than as set out above, no US dollar preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

Holders of the US dollar preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the US dollar preference shares or if the dividend on the US dollar preference shares has not been paid in full for the six consecutive quarters immediately prior to the relevant general meeting.

In any such case, the US dollar preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

42. Reserves and profit and loss account

	Profit and loss account

	Group	Company
	£m	£m

At 1 January 2002 – as previously reported	4,465	3,749

Prior year adjustments	120	66

As restated	4,585	3,815

(Loss) profit retained for the financial year	(1,359)	(921)

Write-off of goodwill previously taken to reserves	373	–

Goodwill transferred to profit and loss
account during the year	13	–

Exchange differences	(2)	(2)

Transfer from share premium	3	3

Share option compensation costs taken to reserves	7	7

Capitalised on exercise of share options
issued via QUEST	(7)	(7)

At 31 December 2002	3,613	2,895

Exchange gains arising from foreign currency borrowings used to hedge investments in overseas Group undertakings of £2m (2001: £1m) have been taken to the reserves of the Group and Company. These exchange movements are matched by corresponding exchange movements on the net investments in the financial statements of the Company, and exchange movements on the net assets of overseas Group undertakings in the Group financial statements.

Prior year adjustments include the recognition of deferred tax asset in accordance with FRS 19, £120m (Company: £66m), embedded value write down in accordance with the changes in Accounting policy described above, (£353m) (Company: nil), and

Back to Contents

AUDITED FINANCIAL STATEMENTS

transfer from non-distributable reserves as a result of the embedded value write down, £(263)m (Company: nil).

	Revaluation reserve		Non-distributable reserve

	Group	Company	Group	Company
	£m	£m	£m	£m

At 1 January 2002 – as previously reported	1	–	769	–

Prior year adjustment	–	–	(353)	–

As restated	1	–	416	–

Transfer to profit and loss account	–	–	(263)	–

At 31 December 2002	1	–	153	–

The non-distributable reserve represents income from long term assurance recognised in the Group profit and loss account but not yet distributed by the long term assurance funds. The revaluation reserve represents cumulative revaluation adjustments in respect of the Group’s portfolio of investment properties.

The prior year adjustment relates to the transfer from non-distributable reserves as a result of the embedded value write down.

43. Reconciliation of movements in shareholders’ funds

		Group		Company

	2002	2001 (restated)	2002	2001 (restated)
	£m	£m	£m	£m

(Loss) profit attributable
to shareholders – as
previously reported	(1,198)	1,276	(497)	1,358

Prior year adjustments	–	(329)	–	(10)

As restated	(1,198)	947	(497)	1,348

Dividends	(424)	(762)	(424)	(762)

	(1,622)	185	(921)	586

Other recognised net
gains and losses
relating to the year	(2)	–	(2)	–

Increases in ordinary
share capital including
share premium	109	144	109	144

Share option compensation
costs taken to reserves	7	6	7	6

Increases in preference
share capital including
share premium	–	298	–	298

Capitalised reserves on
exercise of share options	(7)	(13)	(7)	(13)

Goodwill written
off in period	373	–	–	–

Goodwill transferred
from profit and loss account	13	–	–	–

Net additions to
shareholders’ funds	(1,129)	620	(814)	1,021

Shareholders’ funds
at 1 January– as
previously reported	8,051	6,830	6,566	5,263

Prior year adjustments	(530)	71	(231)	51

Shareholders’ funds
at 1 January – as restated	7,521	6,901	6,335	5,314

		Group		Company

	2002	2001 (restated)	2002	2001 (restated)
	£m	£m	£m	£m

Shareholders’ funds
at 31 December	6,392	7,521	5,521	6,335

Equity shareholders’ funds	5,644	6,773	4,773	5,587

Non-equity
shareholders’ funds	748	748	748	748

At 31 December 2002	6,392	7,521	5,521	6,335

Prior year adjustments consist of: the creation of a deferred tax asset in accordance with FRS 19 of £120m (Company: £66m) and effect on tax charge in 2001 of £24m (Company: £15m); embedded value write down of £353m (Company: £nil) with the effect in 2001 of £328m (Company: nil); share option expenses in 2001 of £6m (Company: £6m); and the reclassification of Reserve Capital Instruments amounting to £297m (Company: £297m) and interest thereon as an expense in 2001 of £19m (Company: £19m).

Equity shareholders’ funds comprise called up ordinary share capital, ordinary share premium account, profit and loss account and reserves.

Non-equity shareholders’ funds comprise called-up preference share capital and preference share premium account.

44. Assets and liabilities denominated in foreign currency

The aggregate amounts of assets and liabilities denominated in currencies other than sterling were as follows:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Assets	56,539	73,485	3,366	7,366

Liabilities	69,580	85,520	4,678	11,765

The above assets and liabilities denominated in foreign currencies do not indicate the Group’s exposure to foreign exchange risk. The Group’s foreign currency positions are substantially hedged by off-balance sheet hedging instruments, or by on-balance sheet assets and liabilities denominated in the same currency.

45. Guarantees and assets pledged as collateral security

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Guarantees given by
Abbey National plc of
subsidiaries liabilities	–	–	110,876	123,992

Guarantees given to
third parties	1,349	1,287	6	6

Mortgaged assets granted	553	1,106	–	–

	1,902	2,393	110,882	123,998

The Group gives guarantees on behalf of customers. These guarantees have been made in the normal course of business. A financial guarantee represents an undertaking that the Group will

Back to Contents

AUDITED FINANCIAL STATEMENTS

meet a customer’s obligations to third parties if the customer fails to do so. The Group expects most of its guarantees it provides to expire unused.

The current carrying amount and the maximum undiscounted potential amount of future payments of third party guarantees is £1,349m of which £602m will be immediately recoverable in the event of liquidation.

Mortgaged assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

Guarantees given to third parties include amounts in respect of credit derivative contracts of £360m (2001: £406m). Non-trading credit derivatives include contracts such as credit default swaps, spread put options and credit linked notes, whereby credit risk is accepted in respect of reference assets. Trading credit derivatives are included in note 50.

46. Other contingent liabilities

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Other contingent liabilities	157	129	23	8

The principal other contingent liabilities are as follows:

Overseas tax demand
Abbey National Treasury Services plc (ANTS) has received a demand from an overseas tax authority for an amount of £105m (at the balance sheet exchange rate) (2001: £98m) relating to the repayment of certain tax credits received and related charges. As at 31 December 2002, additional interest in relation to the demand could amount to £28m (at the balance sheet exchange rate) (2001: £22m).

ANTS has received legal advice that it has strong grounds to challenge the validity of the demand and accordingly no specific provision has been made.

Litigation
A Group company, Cater Allen Trust Company (Jersey) Limited, is subject to litigation proceedings for an unspecified amount. The Group has received legal advice to the effect that there are strong grounds to defend the litigation and accordingly no specific provision has been made in respect of the potential losses of the claimants.

47. Commitments

Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £19,137m at 31 December 2002 (2001: £22,221m) are offset by a contractual right to receive stock under other contractual agreements.

Other commitments
The table below shows the contract or principal amount of commitments other than those relating to derivatives (see note 50).

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Formal standby facilities,
credit lines and other
commitments to lend:

Less than one year	930	1,225	793	704

One year and over	3,423	4,475	–	–

Forward sale and
repurchase agreements	–	148	–	–

Other commitments	–	–	–	–

	4,353	5,848	793	704

48. Operating leases

				Group

	2002	2002	2001	2001
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Further rental commitments
under operating leases expiring:

In not more than 1 year	18	1	14	1

In more than 1 year but not
more than 5 years	35	2	20	3

In more than 5 years	85	–	87	–

	138	3	121	4

				Company

	2002	2002	2001	2001
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Further rental commitments
under operating leases expiring:

In not more than 1 year	18	1	12	1

In more than 1 year but not
more than 5 years	35	2	16	3

In more than 5 years	71	–	70	–

	121	3	98	4

At 31 December 2002 the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate annual rental payments:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Year ended 31 December:

2003	141	125	124	102

2004	133	107	119	90

2005	122	102	108	86

2006	116	93	104	78

2007	115	90	104	75

Total thereafter	1,198	840	1,097	731

	2002	2001
	£m	£m

Group rental expense comprises:

In respect of minimum rentals	117	112

Less: sub-lease rentals	(3)	(1)

	114	111

Back to Contents

AUDITED FINANCIAL STATEMENTS

49. Financial instruments

Interest rate risk
In accordance with FRS 13, interest rate repricing gap information is shown in the table (the ‘gap table’) below, as at 31 December 2002. It provides an estimate of the repricing profile of the Group’s assets, liabilities and other off-balance sheet exposures for non-trading activities. For the major categories of assets and liabilities, the gap table shows the values of interest earning assets and interest bearing liabilities which reprice within selected time bands. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the legal maturity date. This leads to an apparent timing mismatch where the anticipated maturity date is different from the legal maturity date and hedges have been structured accordingly.

The positions shown reflect both the repricing behaviour of the administered rates on mortgage and savings products (over which Abbey National has control) and contracted wholesale on and off-balance sheet positions. The tables do not purport to measure market risk exposure.

For disclosures required under FRS 13 regarding market risk see ‘Risk Management – Market Risk’ on pages 63 to 65.

Interest rate repricing gap as at 31 December 2002

			Non-Trading					Trading	Total

	Not more than 3 months	In more than 3 months but not more than 6 months	In more than 6 months but not more than 12 months	In more than 1 year but not more than 5 years	In more than 5 years	Non-interest bearing amounts	Non-Trading Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets

Treasury and other eligible bills	–	–	–	–	–	–	–	1,483	1,483

Cash and loans and advances to banks(1)	2,767	28	–	70	–	658	3,523	3,474	6,997

Loans and advances to customers(2)	65,225	1,105	3,757	13,595	3,422	30	87,134	3,774	90,908

Net investment in finance leases	2,251	188	405	310	293	–	3,447	–	3,447

Securities and investments	24,058	1,822	458	2,301	4,336	893	33,868	26,902	60,770

Other assets	–	–	–	–	–	10,863	10,863	1,842	12,705

Assets of long term assurance funds	–	–	–	–	–	29,411	29,411	–	29,411

Total assets	94,301	3,143	4,620	16,276	8,051	41,855	168,246	37,475	205,721

Liabilities

Deposits by banks(1)	(542)	(1,097)	(474)	(11)	(117)	(213)	(2,454)	(21,720)	(24,174)

Customer accounts	(60,656)	(801)	(2,941)	(3,430)	(106)	–	(67,934)	(8,832)	(76,766)

Debt securities in issue	(29,624)	(4,201)	(3,850)	(7,474)	(2,930)	–	(48,079)	–	(48,079)

Subordinated liabilities and other
long term capital instruments	(424)	(120)	–	(1,394)	(5,365)	–	(7,303)	–	(7,303)

Other liabilities	(729)	(57)	(116)	(71)	(93)	(4,980)	(6,046)	(6,923)	(12,969)

Liabilities of long term assurance funds	–	–	–	–	–	(29,411)	(29,411)	–	(29,411)

Minority interests – non-equity	–	–	–	–	–	(627)	(627)	–	(627)

Shareholders’ funds

– non-equity	–	–	–	–	–	(748)	(748)	–	(748)

– equity	–	–	–	–	–	(5,644)	(5,644)	–	(5,644)

Total liabilities	(91,975)	(6,276)	(7,381)	(12,380)	(8,611)	(41,623)	(168,246)	(37,475)	(205,721)

Off-balance sheet items(3)	(4,570)	1,979	2,850	2,594	(2,887)	34	–	–	–

Interest rate repricing gap	(2,244)	(1,154)	89	6,490	(3,447)	266	–	–	–

2002 Cumulative gap	(2,244)	(3,398)	(3,309)	3,181	(266)	–	–	–	–

2001 Cumulative gap	4,167	3,677	1,316	242	4,266	–

(1)	Non-interest bearing items within Loans and advances to banks and Deposits by banks include items in the course of collection and items in the course of transmission, respectively. These are short term receipts and payments within the UK retail banking clearing system. The remaining non-interest bearing item within Loans and advances to banks relates to the interest free deposit maintained with the Bank of England.
(2)	Non-interest bearing items within Loans and advances to customers relate to non-accruing lendings after deduction of associated provisions.
(3)	Off-balance sheet items are classified in the table above according to the interest terms contained in the contracts.

Back to Contents

AUDITED FINANCIAL STATEMENT

Negative gaps are liability sensitive and, all other things being equal, would indicate a benefit if interest rates decline. A positive gap is asset sensitive and, all other things being equal, would indicate a benefit if interest rates increase. Gap positions shown within the interest rate repricing table are attributable to the balance sheet management of the Group’s capital, low rate and non-interest bearing liabilities, aimed at reducing income volatility. Fixed rate assets and liabilities are hedged in line with a broadly risk neutral management objective. A notional allocation of liabilities has been made to the trading book for the purposes of the gap table. Such an allocation represents the proportion of general funding supporting the trading book.

A number of Abbey National non-trading assets and liabilities are subject to more complex repricing than can be reflected in the above table or reprice with reference to indices other than interest rates. The market risk exposure is minimised through the use of matching derivatives. The risks associated with such instruments, and their hedges, are reflected in note 50 to the financial statements.

Foreign exchange risk

The Group’s main overseas operations are in France, Netherlands, Italy and the US. The Group also has some small operations elsewhere in Europe and Asia. The main operating (or ‘functional’) currencies of its operations are therefore sterling, euro and US dollar. As the Group prepares its consolidated financial statements in sterling, these will be affected by movements in the euro/sterling and dollar/sterling exchange rates. The structural currency exposures contained in the Group’s consolidated balance sheet is predominantly affected by movements in the exchange rates between the euro and sterling. This structural currency exposure is not the same as structural market risk which arises from a variety of exposures inherent in a product or portfolio. Translation gains and losses arising from these exposures are recognised in the Statement of total recognised gains and losses.

The Group mitigates the effect of this exposure by financing a significant proportion of its net investments in its overseas operations with borrowings in the currency of the local operation.

The Group’s structural currency exposures as at 31 December 2002 were as follows:

	Net investments in overseas operations 2002 £m	Borrowings hedging net investment in overseas operations 2002 £m	Net structural currency exposures 2002 £m	Net structural currency exposures 2001 £m

Euro – Subsidiary	84	(72)	12	7

– Branches	(33)	–	(33)	(30)

Other non-sterling amounts	1	–	1	1

Total	52	(72)	(20)	(22)

The Group also has some transactional (or non-structural) currency exposures. Such exposures arise from the activities of the Group where the operating unit undertakes activities in currencies other than the unit’s functional currency. Where such activities show currency mismatches between assets and liabilities, the Group uses a variety of derivative products to eliminate some or all of the currency risk depending on the amount and nature of the transaction. Controls are in place to limit the size of the Group’s open transactional foreign exchange positions.

Certain transactional currency exposures give rise to net currency gains and losses which are recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations (as shown in the above table). Transactional currency exposures are stated net of derivatives used to hedge currency risk.

The Group’s transactional currency exposures as at 31 December 2002 and 2001 were as follows:

	2002 – Net foreign currency monetary assets/(liabilities)

	Sterling £m	US Dollar £m	Euro £m	Other £m	Total £m

Sterling	n/a	50	(7)	15	58

Euro	113	–	n/a	–	113

Total	113	50	(7)	15	171

	2001 – Net foreign currency monetary assets/(liabilities)

	Sterling £m	US Dollar £m	Euro £m	Other £m	Total £m

Sterling	n/a	13	(4)	(5)	4

Euro	88	–	n/a	–	88

Total	88	13	(4)	(5)	92

The Wholesale Banking and Wealth Management & Long Term Savings segments generate a significant proportion of their income in currencies other than the functional currency, and may use forward foreign exchange contracts to fix the functional currency equivalent of their forecast income. The outstanding nominal amount of such transactions at 31 December 2002 was £nil.

50. Derivatives

Derivative financial instruments (derivatives) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement. They include interest rate, cross-currency, equity and other index swaps, forward rate agreements, futures, caps, floors, options, swaptions, credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options. Derivatives are used for trading and non-trading purposes. These terms are defined in Accounting policies – Derivatives.

Non-trading derivatives

The main non-trading derivatives are interest rate and cross-currency swaps, and credit default swaps, which are used to hedge the Group’s exposures to interest rates, credit spread movements and exchange rates inherent in non-trading assets, liabilities and positions, including fixed rate lending and structured savings products within Retail Banking and Wealth Management & Long Term Savings segments and medium term note issues, capital issues and fixed rate asset purchases within Wholesale Banking.

The following table summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Back to Contents

AUDITED FINANCIAL STATEMENT

Activity	Risk	Type of Hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.

Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps. Foreign currency funding.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps combined with caps/floors and other matched options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default and total return swaps.

Investment in, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.

Investment in, and issuance of, bonds with	Sensitivity to changes in rates causing option	Interest rate swaps combined with swaptions(1).
put/call features.	exercise.

Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1)	A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.
(2)	Exchange-traded derivatives may additionally be used as hedges in any of the above activities in lieu of interest rate swaps.

Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.

The following tables show the contract or underlying principal amounts, positive and negative market values and related book values of derivatives held for non-trading purposes as at 31 December 2002 and 2001. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The market values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates current at the balance sheet date. The positive and negative market values of the derivatives should not be viewed in isolation because they are substantially matched by negative and positive market values, respectively, on the assets, liabilities and positions being hedged.

								Group

	2002 Contract or underlying principal	(1)	2002 Positive market values	(2)	2002 Related book value	2002 Negative market values	(2)	2002 Related book value
	£m		£m		£m	£m		£m

Exchange rate contracts:

Cross-currency swaps	23,849		835		166	1,236		330

Foreign exchange
swaps and forwards	5,663		22		18	82		79

Foreign exchange options	29		3		–	–		–

	29,541		860		184	1,318		409

Interest rate contracts:

Interest rate swaps	99,539		2,421		906	2,306		748

Caps, floors and
swaptions	6,278		27		70	6		–

Futures
(exchange traded)	3,745		–		–	–		–

Forward rate agreements	–		–		–	–		–

	109,562		2,448		976	2,312		748

Equity and commodity
contracts:

Equity index options and
similar products	234		3		–	48		–

Equity and commodity
index swaps	832		44		3	62		1

	1,066		47		3	110		1

Total	140,169		3,355		1,163	3,740		1,158

Back to Contents

AUDITED FINANCIAL STATEMENT

								Group

	2001 Contract or underlying principal	(1)	2001 Positive market values	(2)	2001 Related book value	2001 Negative market values	(2)	2001 Related book value
	£m		£m		£m	£m		£m

Exchange rate contracts:

Cross-currency swaps	27,307		746		416	1,131		843

Foreign exchange
swaps and forwards	1,952		15		15	10		5

Foreign exchange
options	29		3		–	–		–

	29,288		764		431	1,141		848

Interest rate contracts:

Interest rate swaps	102,521		2,411		1,058	2,173		938

Caps, floors and
swaptions	9,040		79		127	167		–

Futures (exchange traded)	6,875		–		–	–		–

Forward rate
agreements	300		–		–	–		–

	118,736		2,490		1,185	2,340		938

Equity and commodity
contracts:

Equity index options and
similar products	277		25		(5)	–		1

Equity and commodity
index swaps	528		18		(2)	43		6

	805		43		(7)	43		7

Total	148,829		3,297		1,609	3,524		1,793

(1)	Included in the above analysis of non-trading derivatives are exchange rate contracts, interest rate contracts and equity and commodity contracts, with underlying principal amounts of £1,955m, (2001: £4,681m), £58,208m (2001: £63,922m) and £274m (2001: £48m) respectively, which were undertaken by Group entities with ANFP. The total net positive market value of such contracts amounted to £132m (2001: net positive £331m). Associated contracts which ANFP transacted with external counterparties are included in the analysis of trading derivatives. Net positive market values of £132m (2001: net positive £331m) on all contracts held by ANFP with other Group entities are included within Other assets.
(2)	Positive market values arise where the present value of cash inflows exceeds the present value of cash outflows on a contract by contract basis. Negative market values arise where the present value of cash outflows exceeds the present value of cash inflows on a contract by contract basis.

The following table analyses over-the-counter (OTC) and other non-exchange traded derivatives held for non-trading purposes by remaining maturity:

				Group

	Contract or underlying principal 2002	Replace- ment cost 2002	Contract or underlying principal 2001	Replace- ment cost 2001
	£m	£m	£m	£m

Non-trading derivatives maturing:

In not more than one year	55,737	647	40,821	711

In more than one year but
not more than five years	56,086	1,365	67,792	1,280

In more than five years	24,601	1,343	33,341	1,306

	136,424	3,355	141,954	3,297

The following table shows, by nominal amount, the activity in interest rate and cross currency swaps entered into for hedging purposes, with third parties and ANFP.

			2002			2001

	Interest rate swaps £m	Cross currency swaps £m	Total £m	Interest rate swaps £m	Cross currency swaps £m	Total £m

At 1 January (third party contracts)	45,895	23,157	69,052	45,813	15,957	61,770

At 1 January
(contracts with ANFP)	56,627	4,152	60,779	53,530	2,617	56,147

New contracts	29,649	3,423	33,072	34,642	10,887	45,529

Acquisitions of
subsidiary undertakings	–	–	–	30	–	30

Matured and
amortised contracts	(23,930)	(3,187)	(27,117)	(35,117)	(2,811)	(37,928)

Terminated contracts	(3,125)	(983)	(4,108)	(1,683)	(488)	(2,171)

Effect of foreign
exchange rate and
other movements	(2,270)	(158)	(2,428)	1,600	(389)	1,211

Net (decrease) increase
in contracts with ANFP	(3,307)	(2,555)	(5,862)	3,706	1,534	5,240

At 31 December	99,539	23,849	123,388	102,521	27,307	129,828

The Group uses interest rate swaps and cross-currency swaps predominantly for hedging fixed-rate assets and liabilities so that they become, in effect, floating rate assets and liabilities. For interest rate swaps and cross-currency swaps used for these purposes, the weighted average pay fixed rates, receive fixed rates, pay variable rates and receive variable rates by maturity and contract amount as at 31 December 2002 were as follows:

	Pay fixed		Receive fixed		Pay variable		Receive variable

	Nominal amount £m	Rate %	Nominal amount £m	Rate %	Nominal amount £m	Rate %	Nominal amount £m	Rate %

Contracts maturing(1):

Less than one year	13,532	4.98	18,823	4.60	34,075	2.83	28,821	2.76

One to three years	11,078	5.51	15,803	5.46	23,280	2.81	18,482	2.60

Three to five years	5,443	5.22	5,257	4.67	12,026	3.11	12,285	3.22

Over five years	10,208	5.42	8,127	6.30	13,776	3.62	15,790	3.25

Total	40,261		48,010		83,157		75,378

(1)	For the purpose of this analysis, the maturity date has been taken to be the date when the contract expires.

Back to Contents

AUDITED FINANCIAL STATEMENT

The total pay fixed nominal amount comprises £38,697m in respect of interest rate swaps and £1,564m in respect of cross-currency swaps. The total receive fixed nominal amount comprises £44,388m in respect of interest rate swaps and £3,620m in respect of cross-currency swaps. The total pay variable nominal amount comprises £60,622m in respect of interest rate swaps and £22,535m in respect of cross-currency swaps. The total receive variable nominal amount comprises £55,149m in respect of interest rate swaps and £20,229m in respect of cross-currency swaps.

A difference arises when comparing nominal contract assets and nominal contract liabilities. Whereas with single currency swaps there are equal and opposite nominal balances on either side of the swap leg, this is not necessarily the case with cross-currency swaps. At contract date sterling equivalent nominal amounts should be equal and opposite, however, subsequent exchange rate movements will result in divergence in the nominal amounts. This exchange rate divergence explains the difference between nominal contract asset balances and nominal contract liability balances.

The weighted average interest rates presented in the tables above reflect interest rates in a range of currencies. These rates should not be analysed in isolation from the rates on the underlying instruments. The effect of hedges has been included in the average interest rates presented in the Average balance sheet included elsewhere in this Annual Report.

The contract amount of each type of end-use contract (excluding cross-currency swaps and interest rate swaps which are included in the swaps detailed above) as at 31 December 2002 are set forth by currency in the table below. Of these contracts £11,868m mature within one year and £4,913m mature after one year.

	Contract type by nominal amount

	Forward foreign exchange and foreign exchange swaps £m	Forward rate agree- ments £m	Options caps and floors (OTC)(1) £m	Futures (exchange traded) £m	Equity contracts £m

Sterling	3,089	–	4,234	375	420

US dollars	1,649	–	1,702	3,207	192

Euro	610	–	368	163	441

Japanese yen	276	–	–	–	5

Hong Kong dollar	–	–	3	–	–

Switzerland franc	–	–	–	–	8

Australian dollar	39	–	–	–	–

Total	5,663	–	6,307	3,745	1,066

(1)	All OTC option contracts are in respect of interest related instruments.

The impact on the income statement attributable to non-trading derivative activities for the year ended 31 December 2002 was a £29m increase in net interest income. However, these figures should not be analysed in isolation since there are compensating movements arising from the assets, liabilities and positions against which the hedges were placed.

Trading derivatives

The following table sets forth the contract or underlying principal (nominal) amounts, positive market values and negative market values of derivatives held for trading purposes as at 31 December 2002 and 2001.

						Group

	Contract or underlying principal 2002 £m	Positive market values 2002 £m	Negative market values 2002 £m	Contract or under- lying principal 2001 £m	Positive market values 2001 £m	Negative market values (restated) 2001 £m

Exchange rate contracts:

Cross-currency swaps	10,801	173	218	11,267	185	124

Foreign exchange
swaps and forwards	7,558	60	121	10,702	102	59

	18,359	233	339	21,969	287	183

Interest rate contracts:

Interest rate swaps	329,834	10,006	10,432	267,769	4,482	4,795

Caps, floors and
swaptions	74,462	714	904	68,478	473	698

Futures (exchange
traded)	25,274	–	8	30,132	–	–

Forward rate
agreements	1,722	–	7	3,574	2	2

	431,292	10,720	11,351	369,953	4,957	5,495

Equity and credit contracts:

Equity index and
similar products	13,639	348	1,233	12,262	357	354

Equity index options
(exchange traded)	2,538	–	193	1,566	–	20

Credit default swaps
and similar products	11,412	154	96	7,119	45	51

	27,589	502	1,522	20,947	402	425

Total	477,240	11,455	13,212	412,869	5,646	6,103

Effect of netting		(9,745)	(9,745)		(3,756)	(3,756)

Fair values of contracts between ANFP and other Group entities(1)		132	–		331	–

Amount included in Other assets/Other liabilities		1,842	3,467		2,221	2,347

(1)	Associated contracts which ANFP has transacted with external counterparties are included in the analysis of trading derivatives.

Included within trading derivatives are swap contracts with total negative fair value of £453m, hedging trading debt security positions. In addition the net £1,078m negative fair value of equity index and similar products and equity index options is offset by a reduction in the related equity linked deposits included within Customer amounts.

Positive fair values arise where gross positive fair values exceed gross negative fair values on a contract by contract basis. This equates to

Back to Contents

AUDITED FINANCIAL STATEMENT

net replacement cost. Negative fair values arise where gross negative fair values exceed gross positive fair values on a contract by contract basis. The totals of positive and negative fair values arising on trading derivatives as at 31 December 2002 have been netted where the Group has a legal right of offset with the relevant counterparty.

All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges. Such instruments are not subject to significant credit risk.

Wholesale Banking has a mandate to deal in credit derivatives. Wholesale Banking acts as principal under this mandate, and takes a fee for guaranteeing the counterparty against the default of the senior obligations of a third party. Amounts in respect of non-trading credit derivative contracts are included under note 45, Guarantees and assets pledged as collateral security.

Substantially all of the Group’s OTC derivatives activity is contracted with financial institutions.

The following table analyses OTC and other non-exchange traded derivatives held for trading purposes by remaining maturity:

Group

	Contract or underlying principal 2002 £m	Replace- ment cost 2002 £m	Contract or underlying principal 2001 £m	Replace- ment cost 2001 £m

Trading derivatives maturing (before netting):

In not more than one year	122,334	994	71,835	669

In more than one year but not more than five years	186,066	4,585	188,632	2,495

In more than five years	141,028	5,876	120,704	2,482

	449,428	11,455	381,171	5,646

Unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting

Gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

	Group

	2002 Gains £m	2002 Losses £m	2002 Net gains (losses) £m

Gains and losses expected to be recognised:

In one year or less	678	(549)	129

After one year	1,686	(2,205)	(519)

	2,364	(2,754)	(390)

	2001 Gains £m	2001 Losses £m	2001 Net gains (losses) £m

Gains and losses expected to be recognised:

In one year or less	694	(537)	157

After one year	1,563	(1,763)	(200)

	2,257	(2,300)	(43)

The net gain unrecognised at 31 December 2001 and recognised during the year was £157m (2001: £127m).

Deferred gains and losses on financial assets and financial liabilities resulting from hedge accounting

Deferred balances relating to settled derivatives and other financial transactions previously used as hedges will be released to the profit and loss account in the same periods as the income and expense flows from the underlying hedged transactions. The movement in the period is as follows:

	Group

	Gains £m	Losses £m	Total net gains (losses) £m

At 1 January 2002	95	(14)	81

Previous year’s deferred gains and losses recognised in the year	(34)	5	(29)

Gains and losses deferred in the year	3	(8)	(5)

At 31 December 2002	64	(17)	47

Gains and losses expected to be recognised:

In one year or less	21	(9)	12

After one year	43	(8)	35

Back to Contents

AUDITED FINANCIAL STATEMENTS

51.   Consolidated cash flow statement

a)   Reconciliation of (loss) profit before tax to net cash inflow from operating activities

	2002	2001 (restated)	2000 (restated)
	£m	£m	£m

(Loss) profit on ordinary activities before tax	(984)	1,470	1,869

Decrease (increase) in interest receivable and prepaid expenses	540	441	(647)

Decrease (increase) in interest payable and accrued expenses	(25)	366	922

Provisions for bad and doubtful debts	514	263	273

Provisions for contingent liabilities
and commitments	50	(9)	21

Net advances written off	(289)	(288)	(308)

Decrease (increase) before tax from
long term assurance business	311	98	(138)

Depreciation and amortisation	1,585	403	312

Income from associated undertakings	(17)	(14)	(17)

Profit on sale of subsidiary and
associated undertakings	(48)	(67)	(45)

(Loss)profit on sale of tangible fixed assets
and investments	55	(57)	(104)

Effect of other deferrals and accruals of
cash flows from operating activities	190	191	(43)

Net cash inflow from trading activities	1,882	2,797	2,095

Net (increase) decrease in loans and
advances to banks and customers	(5,104)	4,319	(6,656)

Net decrease in investment
in finance leases	404	328	164

Net (increase) decrease in bills
and securities	(5,643)	1,054	(4,307)

Net (decrease) increase in deposits
and customer accounts	(369)	(4,090)	12,197

Net (decrease) increase in debt
securities in issue	(4,432)	(3,056)	4,612

Net increase in other liabilities less assets	2,006	362	472

Exchange movements	304	26	(2,484)

Net cash (outflow) inflow from
operating activities	(10,952)	1,740	6,093

Exchange movements represent exchange movements on cash balances and investing and financing activities. The movements are not indicative of the Group’s exposure to foreign exchange risk on these items, because foreign currency positions in such balances are substantially hedged by other on-balance sheet and off-balance sheet foreign currency amounts. All other exchange movements, including movements on hedges, are included in the relevant captions in the above reconciliation.

b) Analysis of the balances of cash as shown in the balance sheet

Included in the balance sheet are the following amounts of cash:

	Cash and balances with central banks	Loans and advances to other banks repayable on demand	Total
	£m	£m	£m

At 1 January 2002	494	5,452	5,946

Net cash outflow	(98)	(2,754)	(2,852)

At 31 December 2002	396	2,698	3,094

At 1 January 2001	437	5,539	5,976

Net cash inflow (outflow)	57	(87)	(30)

At 31 December 2001	494	5,452	5,946

At 1 January 2000	701	2,483	3,184

Net cash (outflow) inflow	(264)	3,056	2,792

At 31 December 2000	437	5,539	5,976

The Group is required to maintain balances with the Bank of England which at 31 December 2002 amounted to £131m (2001: £124m, 2000: £111m). These are shown in Loans and advances to banks, and are not included in cash for the purposes of the cash flow statement.

c) Analysis of changes in financing during the year

	Share capital inc. share premium	Non-equity minority interests	Sub- ordinated liabilities	Other long term capital instruments	Total
	£m	£m	£m	£m	£m

At 1 January 2002	2,520	681	6,590	297	10,088

Net cash inflow
from financing	17	15	170	485	687

Shares issued for a
non-cash consideration	82	–	–	–	82

Capitalised on exercise
of share options	7	–	–	–	7

Effect of foreign
exchange rate changes	–	(69)	(228)	(11)	(308)

At 31 December 2002	2,626	627	6,532	771	10,556

At 1 January 2001	2,078	664	5,871	–	8,613

Net cash inflow
from financing	325	–	686	297	1,308

Shares issued for a
non-cash consideration	104	–	–	–	104

Capitalised on exercise
of share options	13	–	–	–	13

Effect of foreign exchange
rate changes	–	17	33	–	50

At 31 December 2001	2,520	681	6,590	297	10,088

At 1 January 2000	2,003	–	4,642	–	6,645

Net cash inflow from
financing	11	620	990	–	1,621

Shares issued for
a non-cash consideration	49	–	–	–	49

Capitalised on exercise
of share options	15	–	–	–	15

Effect of foreign exchange
rate changes	–	44	239	–	283

At 31 December 2000	2,078	664	5,871	–	8,613

Back to Contents

AUDITED FINANCIAL STATEMENTS

d)   Acquisitions of subsidiary undertakings and purchase of businesses

	2002 £m	2001 £m	2000 £m

Net assets acquired:

Loans and advances to banks	–	1,590	275

Loans and advances to customers	281	15	–

Operating lease assets	–	89	–

Tangible fixed assets	–	1	1,487

Other assets	6	21	58

Debt securities	–	634	–

Long term assurance business	–	271	–

Assets of long term assurance funds	–	9,411	–

Customer accounts	–	(1,507)	–

Deposits by banks	(50)	–	–

Debt securities in issue	(31)	–	(549)

Provisions for liabilities and charges	(2)	(16)	–

Other liabilities	(8)	(21)	(299)

Liabilities of long term assurance funds	–	(9,411)	–

Goodwill on acquisitions	8	1,034	54

	204	2,111	1,026

Satisfied by:

Cash	1,597	498	1,026

Deferred cash/loan notes *	(1,393)	1,613	–

	204	2,111	1,026

*	Such items relate to the consideration for the settlement of Scottish Provident of £1,393m settled in cash and £220m in loan notes at the option of the members during 2002.

e)  Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings and purchase of businesses

	2002 £m	2001 £m	2000 £m

Cash consideration	1,597	498	1,026

f)  Sale of subsidiary and associated undertakings

	2002 £m	2001 £m	2000 £m

Net assets disposed of:

Equity shares and other similar interests	–	1	–

Loans and advances to banks	10	32	–

Loans and advances to customers	21	–	–

Net investment in finance leases	887	127	–

Other assets	54	115	16

Cash at bank and in hand	–	12	5

Tangible fixed assets	1	49	–

Operating lease assets	362	–	–

Interests in associated undertakings	–	4	–

Deposits by banks	(12)	(113)	–

Customer accounts	–	(16)	–

Other liabilities	(107)	(108)	(3)

Provisions for liabilities and charges	(262)	(31)	–

Goodwill disposed of	46	–	–

Goodwill written back	13	–	3

Profit on disposal	48	67	42

	1,061	139	63

Satisfied by:

Cash	1,061	139	63

g)  Analysis of the net inflow of cash in respect of the sale of subsidiary and associated undertakings

	2002 £m	2001 £m	2000 £m

Cash received as consideration	1,061	139	63

Cash disposed of	–	(12)	(5)

Net cash inflow in respect of sale of
subsidiary and associated undertakings	1,061	127	58

52. Retirement benefits

The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, Scottish Mutual Assurance Staff Pension Scheme, Scottish Provident Institutional Staff Pension Fund and National & Provincial Building Society Pension Fund are the principal pension schemes within the Group, covering 73% (2001: 86%) of the Group’s employees, and are all funded defined benefits schemes. All are closed schemes, thus under the projected unit method the current service cost will increase as members of the schemes reach retirement.

Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary. The latest formal actuarial valuation was made as at 31 March 2002 for the Amalgamated Fund, Associated Bodies Fund and Group Pension Scheme, 31 December 2000 for the Scottish Provident Institution Staff Pension Fund, 31 December 1999 for the Scottish Mutual Assurance Staff Pension Scheme and 31 March 2000 for the National & Provincial Building Society Pension Fund. In addition, there is an annual review by the appointed actuary. The results of these reviews are included in the financial statements.

The main long term financial assumptions, as stated in absolute terms, used in the 2002 annual review were:

	2002	2001

	Nominal per annum	Nominal per annum
	%	%

Investment returns	6.1	6.5

Pension increases	2.5	3.0

General salary increase	4.0	4.5

General price inflation	2.5	3.0

As at the latest actuarial review date, the market value of the combined assets was £2,301m and the combined funding level was 95%. All of the pension fund liabilities are valued on an actuarial basis using the projected unit method. In the period ending 31 December 2002, the employer’s contribution rates to the schemes were up to 23.7%. In consultation with the actuary, the agreed contribution rates for future years are up to 33.4%.

As shown in the table below, the pension cost reflects the regular contribution rate less amounts in respect of the surplus or deficit being recognised over the expected remaining service lives of the members of all the Group’s schemes in accordance with SSAP 24, Accounting for pension costs. From 2002 surpluses or deficits are

Back to Contents

AUDITED FINANCIAL STATEMENTS

being amortised on the basis of a percentage of payroll to align with contribution rates. In previous years straight line amortisation with interest on the reducing balance was charged. The pension cost charged to the profit and loss account for the year was as follows:

	Group

	2002 £m	2001 £m

Regular cost	85	73

Amortisation of surpluses arising on pension schemes	(3)	(9)

Amortisation of deficits arising on pension schemes	16	8

Amortisation of surplus arising from fair value
adjustment on acquisition of N&P	2	2

Charged to profit and loss account (note 37)	100	74

Balances representing the difference between amounts paid to the respective pension schemes of the Group and any amounts charged to the profit and loss account, in accordance with SSAP 24, are included in the balance sheet. At 31 December 2002, an asset of £26m (2001: £30m) and a liability of £19m (2001: £16m) have been included in the balance sheet accordingly. In addition, included in Other assets as at 31 December 2002 was an amount of £17m (2001: £19m) in respect of the unamortised pension scheme surplus assessed at the date the business of National & Provincial was purchased. This was based on an actuarial assessment of the scheme at that date and is included in the balance sheet in accordance with FRS 7. This balance is being amortised over the average remaining service lives of employees in the scheme as shown above.

Additional disclosures required under the transition provisions of FRS17:

Disclosures required under the transition provisions of FRS 17 are included below.

The main long term financial assumptions, as stated in absolute terms, under the provisions of FRS 17 are as follows:

	2002	2001

	Nominal per annum %	Nominal per annum %

Discount rate for scheme liabilities	5.75	5.75

Pension and deferred pension increases	2.4	2.5

General salary increase	3.9	4.0

General price inflation	2.4	2.5

The fair value of the assets held by the pension schemes at 31 December 2002, and the expected rate of return for each class of assets for the current period, is as follows:

		2002		2001

	Expected rate of return	Fair value	Expected rate of return	(restated) Fair value
	%	£m	%	£m

Equities	8.0	1,477	7.0	1,776

Bonds	4.5	326	5.0	361

Others	4.0	77	4.0	109

		1,880		2,246

Pension fund liabilities are valued on an actuarial basis using the projected unit method and pension assets are stated at their fair value. The 2001 results are restated to take account of UITF 35 issued in May 2002 that clarified the disclosure of uninsured Death in Service and I11- Health Benefits under FRS 17.

The net pension scheme deficit measured under FRS 17 as at 31 December 2002 comprised the following:

	2002 £m	2001 (restated) £m

Total market value of assets	1,880	2,245

Present value of scheme liabilities	(2,722)	(2,467)

FRS 17 scheme deficit	(842)	(222)

Related deferred tax asset	253	67

Net FRS 17 scheme deficit	(589)	(155)

The following amounts would be reflected in the profit and loss account and statement of total recognised gains and losses on implementation of FRS 17:

2002 £m

Amount that would be charged
to operating profits:

Current service cost	136

Past service cost	6

Gains on settlements	(3)

Total operating charge	139

Amount that would be credited
to finance income:

Expected return on pension scheme assets	(148)

Interest on pension scheme liabilities	145

Net return	(3)

Amount that would be recognised in the
statement of total recognised gains and losses:

Actual return less expected return on
pension scheme assets	(547)

Experience gains and losses arising on
scheme liabilities	(30)

Gains arising from changes in assumptions
underlying the present value of scheme liabilities	9

Actuarial loss	(568)

Back to Contents

AUDITED FINANCIAL STATEMENTS

2002 £m

Movement on pension scheme deficits during the year:

Deficit as at 1 January	(222)

Current service cost	(136)

Contributions	84

Past service cost	(6)

Gain on settlement	3

Other finance income	3

Actuarial gain/(loss)	(568)

Deficit as at 31 December	(842)

History of experience gains or losses

Difference between expected and actual return on scheme assets:

Amount (£m)	547

Percentage (%) of scheme assets	29%

Experience gains or losses on scheme liabilities:

Amount (£m)	30

Percentage (%) of the present value
of scheme liabilities	1%

Gain on change of assumptions (£m)	(9)

Percentage (%) of the present value
of scheme liabilities	0%

Amount (£m)	(568)

Percentage (%) of the present value
of scheme liabilities	21%

If the full provisions of FRS 17 were reflected in the financial statements, the Group profit and loss account reserve of £3,613m would be reduced by £606m to £3,007m. This reduction reflects the FRS 17 position shown above and the reversal of the remaining unamortised asset relating to the surplus in the National & Provincial pension fund at acquisition.

53. Directors’ emoluments and interests

Further details of directors’ emoluments and interests are included in the Remuneration report on pages 78 to 86. These details include, as specified for audit by the UK Listing Authority, an analysis, by director, of salary and other payments and benefits on page 82, an analysis of directors’ share interests and share options on pages 83 to 85 and details of the directors’ conditional rights over the Company’s shares under the Long Term Incentive Plan on page 86, all of which form part of these audited financial statements.

Ex gratia pensions paid to former directors of Abbey National plc in 2002, which have been provided for previously, amounted to £73,010 (2001: £71,840). In 1992, the Board decided not to award any new such ex gratia pensions and accordingly, no charge (2001: nil) to the profit and loss account has been made in respect of them.

Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were directors and connected persons and officers of the Company during the year were as follows:

	Number of persons	Aggregate amount outstanding £000

Directors

Loans	7	652

Quasi loans	4	9

Credit transactions	–	–

Officers

Loans	17	1,494

Quasi loans	10	17

Credit transactions	6	54

No director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. The directors did not have any interests in shares or debentures of subsidiaries. Further disclosures relating to these transactions, as required under FRS 8, Related party disclosures, are given in note 55.

54. Share-based payments

Abbey National grants share options to executive officers and employees principally under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme.

Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met.

Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. See note 41 to the consolidated financial statements for a description of the options granted under this scheme.

The number of options authorised to be granted is currently limited to 10% of the total number of shares issued since conversion.

The total compensation expense for equity-settled share based transactions recognised in the profit and loss account was £7m (2001: £6m, 2000: £4m).

Back to Contents

AUDITED FINANCIAL STATEMENTS

The fair value of each option for 2002, 2001 and 2000 has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions:

	2002	2001	2000

Risk free interest rate	4.2% – 7.9%	4.5% – 8.0%	4.5% – 8.0%

Dividend growth, based solely upon average growth since 1989	14%	14%	14%

Volatility of underlying shares based upon historical volatility over five years	22.7% – 40.0%	23.4% – 36.4%	23.4% – 34.8%

Expected lives of options granted under:

Employee Sharesave scheme	3, 5 and 7 years*	3, 5 and 7 years*	3, 5 and 7 years*

Executive Share Option scheme	6 years	6 years	6 years

Employee Share Option scheme	5 years	5 years	5 years

* For three, five and seven year schemes respectively.

The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period.

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme

	Number of options granted	Weighted average exercise price	Number of options granted	Weighted average exercise price	Number of options granted	Weighted average exercise price

2002

Options outstanding at the beginning of the year	5,366,170	8.85	18,919,802	6.02	11,335,103	11.04

Options granted during the year	3,822,618	9.37	4,800,602	7.95	–	–

Options exercised during the year	(454,919)	6.43	(2,502,602)	5.76	(113,100)	5.91

Options forfeited during the year	(622,983)	9.53	(2,142,906)	7.34	(396,500)	11.25

Options expired during the year	(105,688)	11.91	(900,720)	7.81	(318,250)	11.25

Options outstanding at the end of the year	8,005,198	9.15	18,174,176	6.32	10,507,253	11.08

Options exercisable at the end of the year	2,098,028	9.52	39,182	4.82	561,128	5.91

The weighted-average grant-date fair value of options granted during the year		0.99		2.37		–

2001

Options outstanding at the beginning of the year	4,975,250	7.87	21,611,647	5.52	4,891,275	9.48

Options granted during the year	1,188,085	11.02	2,304,674	9.29	7,950,875	11.31

Options exercised during the year	(749,693)	5.46	(2,754,262)	4.78	(1,087,872)	5.96

Options forfeited during the year	–	–	(2,242,257)	5.23	(419,175)	4.92

Options expired during the year	(47,464)	11.19	(694)	10.81	–	–

Options outstanding at the end of the year	5,366,178	8.85	18,919,108	6.02	11,335,103	11.04

Options exercisable at the end of the year	2,089,442	8.03	23,512	3.37	687,653	5.91

The weighted-average grant-date fair value of options granted during the year		2.11		4.11		2.66

2000

Options outstanding at the beginning of the year	3,947,077	8.57	16,675,519	6.92	5,391,000	9.39

Options granted during the year	1,693,732	6.46	15,958,683	5.30	–	–

Options exercised during the year	(284,354)	6.49	(3,795,652)	4.44	(219,825)	5.91

Options forfeited during the year	(370,622)	9.55	(7,226,903)	8.84	(279,900)	10.46

Options expired during the year	(10,583)	6.25	–	–	–	–

Options outstanding at the end of the year	4,975,250	7.87	21,611,647	5.52	4,891,275	9.48

Options exercisable at the end of the year	2,098,726	6.17	126,868	4.14	–	–

The weighted-average grant-date fair value of options granted during the year		0.75		2.89		–

Back to Contents

AUDITED FINANCIAL STATEMENTS

The following table summarises information about the options outstanding at 31 December 2002.

Executive Share Option		Options outstanding		Options exercisable

Range of exercise prices	Number outstanding at 31/12/2002	Weighted average remaining contractual life (Years)	Weighted average exercise prices (£)	Number exercisable at 31/12/2002	Weighted average exercise prices (£)

Between £3 and £4	4,000	0.24	3.69	4,000	3.69

Between £4 and £5	109,490	2.11	4.81	109,490	4.81

Between £5 and £6	241,307	2.27	5.68	241,307	5.68

Between £6 and £7	1,686,117	7.85	1.60	–	–

Between £7 and £8	732,723	4.51	7.24	672,427	7.22

Between £9 and £10	2,930,789	9.25	9.72	–	–

Between £10 and £12	1,773,529	7.42	11.19	543,561	11.63

Between £13 and £14	527,243	6.16	13.06	527,243	13.06

	8,005,198			2,098,028

Employee Sharesave Scheme		Options outstanding		Options exercisable

Range of exercise prices	Number outstanding at 31/12/2002	Weighted average remaining contractua llife (Years)	Weighted average exercise prices (£)	Number exercisable at 31/12/2002	Weighted average exercise prices (£)

Between £4 and £5	316,298	0.70	4.62	30,087	4.28

Between £5 and £6	11,583,360	2.18	5.29	–	–

Between £6 and £7	404,277	1.71	6.07	8,120	6.07

Between £7 and £8	3,036,387	4.93	7.76	–	–

Between £8 and £9	902,221	2.75	8.53	–	–

Between £9 and £10	1,930,658	2.66	9.49	–	–

Between £10 and £11	975	–	10.88	–	–

	18,174,176			38,207

Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.

Employee Share Option Scheme		Options outstanding		Options exercisable

Range of exercise prices	Number outstanding at 31/12/2002	Weighted average remaining contractual life (Years)	Weighted average exercise prices (£)	Number exercisable at 31/12/2002	Weighted average exercise prices (£)

Between £5 and £6	561,128	3.66	5.91	561,128	5.91

Between £11 and £12	9,946,125	7.71	11.38	–	–

	10,507,253			561,128

Back to Contents

AUDITED FINANCIAL STATEMENTS

55. Related party disclosures

a) Transactions with directors, executive officers and their close family members

Directors, executive officers and members of their close families have undertaken the following transactions with the Abbey National Group in the course of normal banking and life assurance business.

	Number of directors and executive officers (1) 2002	Amounts in respect of directors, executive officers (1) and their close family members 2002 £000

Secured loans, unsecured loans
and overdrafts

Net movements in the year	10	(1,024)

Balances outstanding as at 31 December	4	389

Deposit, bank and
instant access accounts and investments

Net movements in the year	17	74

Balances outstanding as at 31 December	11	4,475

Life assurance policies

Net movements in the year	3	(711)

Total sum insured/value of investment	1	100

	Number of directors and executive officers 2001	Amounts in respect of directors, executive officers(1) and their close family members 2001 £000

Secured loans, unsecured loans
and overdrafts

Net movements in the year	13	(170)

Balances outstanding as at 31 December	8	1,413

Deposit, bank and
instant access accounts and investments

Net movements in the year	16	937

Balances outstanding as at 31 December	13	4,401

Life assurance policies

Net movements in the year	3	360

Total sum insured/value of investment	2	811

(1)	Executive officers are defined as those officers who report directly to the Group Chief Executive.

Five directors have also undertaken sharedealing transactions through an execution only stockbroker subsidiary company of an aggregate net value of £105,936. The transactions were on normal business terms and standard commission rates were payable.

Secured and unsecured loans are made to directors, executive officers and their close family members on the same terms and conditions as applicable to other employees within the Group.

Amounts deposited by directors, executive officers and their close family members earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Group.

Life assurance policies and investments are entered into by directors, executive officers and their close family members on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within the Group.

b) Transactions with associated undertakings
First National Bank plc holds a 50% share in PSA Finance plc (PSA), a subsidiary of Peugeot SA. PSA is a finance organisation providing financial services to the Peugeot-Citroen car dealership network. The income receivable from the Group’s interest in PSA amounted to £17m (2001: £14m) in the year.

Abbey National Jersey International Limited (ANJIL) held 24.5% of the ordinary shares in DAH Holdings Limited (DAH). DAH is the holding company of a private banking organisation, and is registered in Bermuda. On 5 December 2002 ANJIL exercised its put option to sell its 24.5% interest in DAH for £1m and the sale was completed on 23 December 2002. The income receivable from the Group’s interest in DAH amounted to nil (2001: nil) in the period ended 23 December 2002.

Abbey National has a 25% interest in EDS Credit Services Ltd, a subsidiary of Electronic Data Systems Ltd (EDS). EDS is a professional services firm specialising in information technology. The income receivable from the Group’s interest in EDS Credit Services Ltd amounted to nil (2001: nil) in the period.

Balances outstanding between the Group and associated companies as at 31 December 2002 are detailed in notes 15 and 31. Further details of the Group’s interests in associated undertakings are shown in note 21.

c) Transactions with long term assurance funds
The long term assurance funds are related parties for the purposes of this disclosure because the assets and liabilities of the long term assurance funds are included in the balance sheet.

As at 31 December 2002, other than the contingent loans noted below, Group entities owed £571m (2001: £494m) to, and were owed £520m (2001: £410m) by, the long term assurance funds. Of these respective amounts £564m (2001: £485m) relates to amounts deposited by the long term assurance funds with non life assurance Group entities, and £443m (2001: £269m) relates to amounts owed by the long term assurance funds to non life assurance Group entities. The remaining amounts represent balances between the long term assurance funds and the shareholders’ funds of the life assurance businesses within the Group. In addition, the long term assurance funds have lent £2,142m (2001: £2,057m) of investment assets to a subsidiary of ANTS under stock lending agreements as at 31 December 2002.

Included in Loans and advances to customers are two contingent loans to the long term assurance funds of Scottish Mutual Assurance and Scottish Provident of £500m and £619m respectively. See note 20 for further details.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Included in Fees and commissions receivable in the year is an amount of £34m (2001: £53m) receivable from the long term assurance fund of Abbey National Life plc in respect of life assurance products sold through the retail branch network, and an amount of £49m payable (2001: £123m receivable) to the long term assurance funds of Abbey National Life and Scottish Mutual Assurance in respect of option premiums paid to ANTS.

During the year Abbey National Financial Investment Services plc (ANFIS) incurred costs amounting to £225m (2001: £157m) on behalf of the long term assurance funds. All such costs were recharged to the long term assurance funds and included within the charge to income from long term assurance business. Included within Fees and commissions receivable are management fees received by ANFIS totalling £212m (2001: £148m) from the long term assurance funds.

Details of transfers of funds between shareholders’ funds and long term assurance funds are provided in note 20. Included within Assets of long term assurance funds and Liabilities of long term assurance funds are amounts owing between the long term assurance funds of £26m (2001: £21m).

The value of the funds’ holdings in internally managed unit trusts amounted to £3,870m (2001: £3,635m) at 31 December 2002. The unit trusts are managed by Abbey National Unit Trust Management Ltd, Scottish Mutual International Fund Managers Ltd, Scottish Mutual International Managers Ltd and Abbey National Asset Managers Ltd.

56. Sale of First National businesses

On 4 February 2003, Abbey National agreed to sell First National’s secured and unsecured lending businesses (with the exceptions of the motor finance and litigation funding operations) to GE Consumer Finance, the consumer credit business of the General Electric Company, for a cash consideration of £848m, subject to completion procedures. Up to a further £42m is payable by GE Consumer Finance to Abbey National, contingent upon the level of future credit losses in the retail finance portfolio. The sale is subject to regulatory approval.

57. Differences between UK and US GAAP

The significant differences applicable to the Group’s financial statements are summarised below.

Goodwill
UK GAAP Goodwill arising on consolidation as a result of the acquisitions of subsidiary and associated undertakings after 1 January 1998, and goodwill arising on the purchase of businesses after 1 January 1998, is capitalised under the heading, Intangible fixed assets, and amortised over its expected useful economic life, subject to a maximum period of 20 years. Such goodwill is subject to review for impairment in accordance with FRS 11, Impairment of fixed assets and goodwill, which allows testing for impairment at the income generating unit level. The useful economic life is calculated using a valuation model which determines the period of time over which returns are expected to exceed the cost of capital. Goodwill arising on consolidation as a result of the acquisitions of subsidiary and associated undertakings prior to 1 January 1998, and goodwill which arose on the purchase of businesses prior to 1 January 1998, has previously been taken to Shareholders’ funds as reserves.

US GAAP SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, require that goodwill resulting from acquisitions subsequent to 30 June 2001 be capitalised and all goodwill balances are subject to an annual impairment test at a reporting unit level. Such goodwill is written off to the extent that it is judged to be impaired. Prior to 1 July 2001, goodwill resulting from acquisitions was capitalised and amortised in the consolidated statement of net income over the period in which the benefits were estimated to accrue.

As described in note 24, the Group recorded an impairment of £604m related to the goodwill on Scottish Provident Limited. UK GAAP requires impairment analysis at the income generating unit level. Under US GAAP, the Group tested Scottish Provident Limited for impairment at the reporting unit level. As a result of this difference in analysis and the US GAAP book value of Scottish Provident Limited being approximately £1.4 billion less than in the UK GAAP book value due to differences in accounting for shareholders’ interest in long term assurance business, there is no goodwill impairment under US GAAP.

Other intangible assets

UK GAAP An intangible asset is a non-financial asset that does not have physical substance but is identifiable and controlled by the entity through custody or legal rights.

US GAAP An intangible asset shall be recognised if it arises from contracted or other legal rights or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged.

Computer software

UK GAAP Expenses on the purchase or development of computer software are charged to the profit and loss account as incurred.

US GAAP Certain costs relating to software developed or obtained for internal use are capitalised and amortised on a straight-line basis over the expected useful life of the software.

Pension costs

UK GAAP Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

Back to Contents

AUDITED FINANCIAL STATEMENTS

US GAAP SFAS 87, Employers Accounting for Pensions, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

Leasing

UK GAAP Income from finance leases, including benefits from declining tax rates, is credited to the profit and loss account using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.

US GAAP Finance lease income is recognised so as to give a level rate of return on the investment in the lease, but without taking into account tax payments and receipts.

Shareholders’ interest in long term assurance business UK GAAP The shareholders’ interest in the long term assurance funds is valued at the present value of the surplus expected to emerge in the future from business currently in force, together with the Group’s interest in the surplus retained within the long term assurance funds.

US GAAP The net present value of the profits inherent in the long term assurance business is not recognised under US GAAP.

Contracts for conventional products such as endowment and term assurance policies are accounted for in accordance with SFAS 60, Accounting and Reporting by Insurance Enterprises. Premiums are recognised as revenue when due from the policyholders. Costs of claims are recognised when insured events occur. A liability for future policy benefits to be paid to or on behalf of policyholders is established based upon the present value of future benefits less the present value of future net premiums. Acquisition costs are charged to the profit and loss account in proportion to premium revenue recognised.

Contracts which cover unit-linked products are accounted for in accordance with SFAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realised Gains and Losses from the Sale of Investments. Premiums and front-end load type charges receivable from customers and acquisition costs relating to the acquisition of new contracts are capitalised and amortised in proportion to the present value of estimated gross profits. Estimated gross profits are projected on best estimate assumptions with no provisions for adverse deviation. The liability for policy benefits is set equal to the nominal policyholders’account balance. Costs of claims are recognised when insured events occur.

Investments in securities

UK GAAP Securities held for investment purposes are stated at cost adjusted for any amortisation of premium or discount. Provision is made for any impairment in value.

All securities not held for investment purposes are stated at market value and profits and losses arising from this revaluation are taken to the profit and loss account.

US GAAP Investments in securities with readily determinable market values are classified as trading securities, available for sale securities, and held to maturity securities in accordance with SFAS 115. Held to maturity securities are stated at cost and adjusted for any amortisation of premium or discount. Provision is made for any impairment that is not considered temporary.

Trading securities are accounted for in the same way as securities not held for investment purposes under UK GAAP. Available for sale securities are reported at market value. Where a security, or proportion of a security, is unhedged, the unrealised gains and losses are excluded from earnings and reported in a separate component of shareholders’ funds. Where a security, or a proportion of a security, is hedged by a fair value hedge, the unrealised gain or loss on both the security and the derivative financial instrument hedging the available for sale security will be taken to earnings. A provision for impairment is made where a fall in the value of available for sale securities is other than temporary.

Loan origination fees and costs

UK GAAP Loan origination fees received in respect of services provided are recognised in the profit and loss account as the services are performed. Where loan origination fees or costs are in the nature of interest or income, they are recognised in the profit and loss account over the period of time in which the Group has the right to recover the incentives in the event of early redemption.

US GAAP To the extent that loan origination fees are not offset by related direct costs, they are deferred and amortised through the profit and loss account over the life of the loan, in accordance with SFAS 91, Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Losses. The Group includes estimates of future prepayments in the calculation of constant yield. These estimates are based on detailed mortgage prepayment models.

Securitised assets

UK GAAP Under FRS 5, Reporting the substance of transactions, where assets are financed in such a way that the maximum loss that Abbey National can suffer is limited to a fixed monetary amount, whilst not changing in any significant way the entity’s access to the benefits or risks of holding those assets, then providing certain conditions are met the assets remain on balance sheet and any finance received deducted from the assets. The treatment is referred to as‘linked presentation’. Special purpose vehicles are treated as quasi-subsidiaries and are consolidated where the risks and rewards from operations are similar to those which would be obtained for a subsidiary.

US GAAP SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that

Back to Contents

AUDITED FINANCIAL STATEMENTS

after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished. The statement contains rules for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Under this standard Abbey National treats its securitisations of mortgage and debt securities portfolios as sales and, where appropriate, recognises a servicing asset and an interest receivable asset, and amortises them over the periods in which the benefits are expected to be received.

Unrealised gains (losses) on non-trading derivatives and related financial instruments
UK GAAP The majority of the Group’s hedging contracts are transacted with an in-house risk management and trading operation, ANFP, in order to manage financial risks with external markets efficiently. ANFP transfers substantially all such risks into external markets on a portfolio basis in order to benefit from economies of scale, managing risk within predetermined limits. In the Group accounts, derivatives held as non-trading instruments are accounted for on an accruals basis.

US GAAP SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which the Group is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

For cash flow hedge transactions, in which the Group is hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument are reported in Other comprehensive income. The gains and losses on the derivative instrument that are reported in Other comprehensive income are reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

The majority of the Group’s hedges are undertaken with the Group’s in-house trading operation, ANFP. ANFP match internal hedges with third party derivatives on an aggregate rather than individual basis and hedges the net outstanding position where the Group has assets and liabilities, which largely offset the overall risk to the Group. These hedges do not qualify under SFAS 133 to be treated as a cash flow, fair value or foreign exchange hedges. For this reason, such contracts are restated at market value for the purposes of the US GAAP reconciliation.

Dividend payable

UK GAAP Dividends declared are recorded in the period to which they relate.

US GAAP Dividends are recorded in the period in which they are declared.

58. Current developments in UK and US GAAP

UK GAAP FRS 19, Deferred Tax, became fully effective for the Group on 1 January 2002. FRS 19 requires deferred tax to be provided for on a“full provision” basis – rather than the“partial provision” basis previously required by SSAP 15, Accounting for deferred tax – on most types of timing difference. Disclosures required under FRS 19 can be found on note 36 to the financial statements.

An amendment to FRS 17, Retirement Benefits, issued in November 2002, has extended the standard’s transitional arrangements. Full adoption of FRS 17 is therefore deferred until accounting periods beginning on or after 1 January 2005. Information prepared in accordance with FRS 17 will continue to be disclosed in the notes to the financial statements.

US GAAP SFAS 141, Business Combinations, SFAS 142, Goodwill and Other Intangible Assets, and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, became fully effective for the Group from 1 January 2002.

Effective 1 July 2001, the Group adopted the provisions of SFAS 141, and certain provisions of SFAS 142, as required for goodwill and indefinite-lived intangible assets resulting from business combinations initiated after 30 June 2001. The non-amortisation provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives were effective for all purchase business combinations completed after 30 June 2001. On 1 January 2002, the Group adopted the remaining provisions of SFAS 142. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortised, but are subject to annual impairment tests. Other intangible assets will continue to be amortised over their useful lives.

The Group performed an initial impairment test of goodwill as of 1 January 2002 and determined that there was no impairment of goodwill upon the adoption of SFAS 142. The Group adopted 1 July 2002 as its annual date for measurement of any goodwill impairment. Disclosures required under SFAS 141 and SFAS 142 can be found on note 61 to the financial statements.

SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting Results of Operations– Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 retains most of the provisions of

Back to Contents

AUDITED FINANCIAL STATEMENTS

SFAS 121 and addresses various implementation issues related to SFAS 121. In addition, SFAS 144 establishes a single accounting model for the disposal of long-lived assets, where previously APB 30 gave a choice of two models. The application of SFAS 144 has no material impact upon net income and shareholders’ funds as determined under US GAAP.

59. Future developments in US GAAP

US GAAP In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds and amends certain previous standards related primarily to debt and leases. The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for financial statements issued for fiscal years beginning after 15 May 2002 and will become effective for the Group on 1 January 2003. The provisions of SFAS 145 related to the rescission of SFAS 13 are effective for transactions occurring after 15 May 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after 15 May 2002. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or results of operations.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or results of operations.

In October 2002, the FASB issued SFAS 147, Acquisition of Certain Financial Institutions. SFAS 147 states that the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination represents goodwill that should be accounted for under SFAS 142. The specialised accounting guidance in paragraph 5 of SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, no longer applies. In addition, the scope of SFAS 144 is amended to include long term customer-relationship intangible assets such as depositor – and borrower-relationship intangible assets and credit cardholder intangible assets. The provisions of SFAS 147 are effective for financial statements issued on or after 1 October 2002. The application of SFAS 147 has no material impact upon net income and shareholders’ funds.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation.

SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS 148 is effective for fiscal years ending after 15 December 2002.

Under UK GAAP, as discussed in Accounting policies – Share-based payments, effective 1 January 2002 the Group began accounting for the costs of equity-based instruments issued to employees under compensation schemes on a fair value basis under UK GAAP and has restated the 2001 and 2000 profit and loss accounts and statements of total recognised gains and losses to reflect this accounting policy change. Prior to this accounting policy change, such costs were generally accounted for under the intrinsic value method.

In conjunction with this UK GAAP accounting policy change, the Group elected to adopt the recognition provisions of SFAS 148 using the retroactive restatement method. Under US GAAP prior to this accounting policy change, stock-based compensation costs were accounted for under the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. The accounting for share-based payments is now consistent under UK GAAP and US GAAP for all periods presented.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after 31 December 2002. The adoption of the recognition and initial measurement requirements of FIN 45 are not expected to have have a material impact on the Group’s financial position or results of operations.

In January 2003, the FASB released its Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 expands upon existing US GAAP accounting guidance that addresses when an entity should include in its financial statements the assets, liabilities and activities of another variable interest entity (VIE). Under FIN 46, a VIE is generally a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the VIE to support its activities.

FIN 46 will require a VIE to be consolidated by the Group if the Group is subject to a majority of the risk of loss from the VIE’s

Back to Contents
NOTES TO THE FINANCIAL STATEMENTS	continued	145

AUDITED FINANCIAL STATEMENTS

activities or entitled to receive a majority of the VIE’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to VIEs created after 31 January 2003. The consolidation requirements apply to older VIEs in the first fiscal year or interim period beginning after 15 June 2003. The Group has considered the disclosure requirements that apply to all financial statements issued after 31 January 2003, regardless of when the VIE was established. FIN 46 is not expected to have a significant impact on the Group’s financial position or results of operations.

60. US GAAP reconciliation

The following table summarises the significant adjustments to consolidated net income and shareholders’ funds which would result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the cumulative tax effect of all adjustments included separately.

The 2001 and 2002 comparative balances have been restated to reflect market valuations of investments in long term assurance business, accounting for the costs of share-based payments on a fair value basis, the revised presentation of coupon payments on reserve capital instruments and the recognition of deferred tax assets. See Accounting policies for details of these changes.

	Income statement	2002		2001		2000
		£m		(restated) £m		(restated) £m

	(Loss) profit attributable to the shareholders
	of Abbey National plc – UK GAAP	(1,198)		947		1,305

	Dividends on preference shares	(62)		(42)		(38)

		(1,260)		905		1,267

	US GAAP adjustments:

	Amortisation and impairment(1)	594		(77)		(102)

	Depreciation	(75)		(59)		(34)

	Pensions cost	(28)		(37)		(25)

	Securitisation	23		144		83

	Shareholders’ interest in long term
	insurance business	(818)		118		(92)

	Loan origination fees	184		297		(39)

	Other	79		100		(25)

	Unrealised gains (losses) on derivative
	contracts and hedged underlying
	instruments	(360)		(339)		117

	Tax effects on above adjustments	175		(4)		31

	(Loss)/earnings before a change
	in accounting principle	(1,486)		1,048		1,181

	Cumulative effect of a change in
	accounting principle	–		5		–

	Net (loss) income available to ordinary
	shareholders – US GAAP	(1,486)		1,053		1,181

	(Loss)/earnings per 10 pence ordinary
	share (before effect of a change
in accounting principle)	– basic	(103.0	)p	73.2	p	83.2	p

	– diluted	(102.6	)p	73.2	p	82.8	p

	(Loss)/earnings per 10 pence ordinary
	share (after effect of a change
in accounting principle)	– basic	(103.0	)p	73.6	p	83.2	p

	– diluted	(102.6	)p	73.6	p	82.8	p

Shareholders’ funds	2002 £m	2001 (restated) £m

Shareholders’ funds including
non-equity interests – UK GAAP	6,392	7,521

Goodwill and intangible fixed assets	1,150	973

Tangible fixed assets	159	155

Pensions cost	(439)	(169)

Securitisation	219	273

Shareholders’ interest in
long term insurance business	(1,413)	(592)

Other	(194)	(222)

Derivative contracts and hedged underlying instruments	(725)	(435)

Loan origination fees	397	213

Dividend payable	107	478

Tax effect on the above adjustments	515	259

Deferred tax	(147)	(152)

Shareholders’ funds – US GAAP	6,021	8,302

(1)	Includes adjustments for goodwill and other intangible assets.

61. Further note disclosures on differences between UK and US GAAP, and certain additional US disclosures

a) Goodwill and other intangible assets
The following tables provide analyses of goodwill and intangible assets included in the balance sheet under US GAAP for the two years ended 31 December 2002, and 2001.

	Year ended 31 December

	2002 £m	2001 £m
Goodwill

Carrying value

At 1 January	2,051	1,142

Additions	8	985

Disposals	(55)	–

Transfers	(277)	–

Other movements	(27)	–

Impairments	(478)	–

Charge for the year	–	(76)

Total goodwill capitalised per
US GAAP at 31 December	1,222	2,051

Total goodwill capitalised per UK GAAP	376	1,243

US/UK GAAP adjustment to
shareholders’ funds	846	808

The carrying amounts attributable to individual business segments are as follows:

	Year ended 31 December

	2002 £m	2001 £m

Retail	230	229

Wholesale	70	173

Wealth Management and Long Term Savings	546	406

	846	808

Back to Contents

AUDITED FINANCIAL STATEMENTS

During the year, an impairment loss of £478m was reported and this was included within amortisation and impairment. The impairment losses were calculated at the following reporting units:

£m

First National	228

Offshore	118

Structured Wholesale Lending	121

Other	11

478

The Group’s net income is stated after a goodwill amortisation charge of nil (2001: £76m, 2000: £79m). Excluding goodwill amortisation the revised earnings per share under US GAAP is (103.0)p (2001: 78.9p, 2000: 88.7p)

Other intangible assets
	Year ended 31 December

	2002 £m	2001 £m

Arising on consolidation

At 1 January	416	317

Transfers from goodwill	259	–

Additions	–	99

At 31 December	675	416

Amortisation

At 1 January	251	200

Impairments	42	–

Charge for the year	78	51

At 31 December	371	251

Net book value

Total capitalised per US GAAP	304	165

Total capitalised per UK GAAP	–	–

US GAAP adjustment to shareholders’ funds	304	165

Total US GAAP adjustments to shareholders’ funds for goodwill and other intangible assets	1,150	973

During 2002, the Group finished its purchase price allocation for the Scottish Provident acquisition, which was completed on 1 August 2001. As a result of this process, £259m of excess purchase price, which was preliminary recorded as goodwill at 31 December 2001, was reclassified to intangible assets primarily representing the Scottish Provident trade name.

All intangible assets (excluding goodwill) are amortised over their estimated average life. The estimated future amortisation expense is a follows:

£m

Year ended 31 December:

2003	53

2004	27

2005	27

2006	27

2007	27

During the year, an impairment loss of £42m was reported and this was included within amortisation and impairment. The loss related to certain trademark and distribution assets being impaired as a result of the decision to close certain life assurance operations to new business.

b)	Tangible fixed assets

The following table provides an analysis of additional tangible fixed assets included in the balance sheet under US GAAP for the two years ended 31 December 2002 and 2001, primarily capitalised computer software.

	Year ended 31 December

	2002 £m	2001 £m

Cost or valuation

At 1 January	254	219

Additions	61	81

Disposals	–	(46)

Transfers from goodwill	18	–

At 31 December	333	254

Amortisation

At 1 January	98	41

Disposals	–	(2)

Charge for the year	75	59

At 31 December	173	98

Net book value

Total capitalised per US GAAP	160	156

Total capitalised per UK GAAP	1	1

US GAAP adjustment to shareholders’ funds	159	155

c)	Pension costs

For the reconciliation above, the Group adopts the provisions of SFAS 87, Employers Accounting for Pensions, as amended by SFAS 132, Employers’ Disclosures about Pensions and Other Post-retirement Benefits, in respect of its principal pension plans, The Abbey National Amalgamated Pension Fund, the Scottish Mutual Assurance plc Staff Pension Scheme, the National and Provincial Pension Fund, the Abbey National Group Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Abbey National Associated Bodies Pension Fund. The components of the estimated net period pension cost computed under SFAS 87 are as follows:

Back to Contents

AUDITED FINANCIAL STATEMENTS

	Year ended 31 December

	2002	2001	2000
	£m	£m	£m

Service cost	145	132	125

Interest cost	145	131	108

Expected return on assets	(155)	(149)	(125)

Amortisation of initial transition gain	(8)	(7)	(7)

Recognised gain	(1)	(2)	(4)

Recognised prior service cost	2	2	2

Net periodic pension cost	128	107	99

The following table sets forth a reconciliation of beginning and ending balances of the projected benefit obligation.

	Year ended 31 December

	2002	2001
	£m	£m

Benefit obligation at the beginning of the year	2,543	1,958

Service cost	145	132

Interest cost	145	131

Members’ contributions	19	17

Business transfer	(12)	–

Acquisitions	–	177

Actuarial loss	18	180

Benefits paid	(60)	(52)

Benefit obligation at end of year	2,798	2,543

The following table sets forth a reconciliation of the fair value of plan assets for the period 1 January to 31 December.

	Year ended 31 December

	2002	2001
	£m	£m

Fair value of plan assets at beginning of year	2,245	2,262

Actual return on plan assets	(399)	(273)

Acquisitions	–	211

Business transfer	(9)	–

Employer contributions	84	80

Employee contributions	19	17

Benefits paid	(60)	(52)

Fair value of plan assets at end of year	1,880	2,245

The following table sets forth the funded status of the plans.

	Year ended 31 December

	2002	2001
	£m	£m

Funded status	(918)	(298)

Unrecognised prior service cost	4	6

Unrecognised loss	739	168

Initial transition asset	(9)	(18)

Accrued liabilities	(184)	(142)

The estimated accumulated benefit obligation at 31 December 2002 amounted to £2,293m (2001: £2,072m). This is £413m greater than the market value of the assets and requires a minimum additional liability of £242m to be recognised.

For the purposes of amortisation gains and losses the “10% corridor” has been adopted, and the market-related value of assets recognised realised and unrealised capital gains and losses over a rolling three-year period. The financial assumptions used to calculate the projected benefit obligations for the principal pension plans listed above were as follows:

	Year ended 31 December

	2002	2001
	%	%

Discount rate	5.75	5.75

Rate of pay escalation	3.9	4.0

Rate of pension increase	2.4	2.5

Rate of return on assets	6.5	6.25

The assets of the schemes are invested primarily in equities and fixed interest securities. The schemes’ retirement benefits are generally based on the final year’s pensionable salary and the number of years pensionable service with the Group at retirement.

The £128m US GAAP pension cost (2001: £107m, 2000: £99m) compares with £100m (2001: £74m, 2000: £70m) under UK GAAP. The difference net of UK corporation tax is a decrease to net income of £20m (2001: £25m, 2000: £17m) under US GAAP.

Abbey National plc operates other pension schemes within the Group. These schemes are small and the difference in pension costs under UK and US accounting principles is not material.

d) Leasing

Under US GAAP, SFAS 13 requires the following disclosures relating to finance leases as at 31 December 2002 and 2001.

	2002	2001
	£m	£m

Total minimum lease payments to be received	6,098	8,490

Provision for impairment	–	(12)

Amounts representing estimated executory costs	(25)	(37)

Minimum lease payments receivable	6,073	8,441

Unearned income	(2,695)	(3,834)

Net investment in direct financing leases	3,378	4,607

At 31 December 2002, minimum lease payments to be received for each of the next five years are as follows: £264m in 2003, £258m in 2004, £265m in 2005, £270m in 2006 and £269m in 2007.

e) Taxes

(i)	No significant element of the tax expense in each of the three years ended 31 December 2002, 2001 and 2000 is attributable to discontinued operations.

(ii)	The significant components of tax expense attributable to continuing operations are shown in note 9.

(iii)	A reconciliation of taxes payable at the standard UK corporation tax rate and the Group’s effective tax rate for each of the three years ended 31 December 2002, 2001, and 2000 is shown as follows.

Back to Contents

AUDITED FINANCIAL STATEMENTS

	Year ended 31 December

	2002	2001 (restated)	2000 (restated)
	£m	£m	£m

Taxation at standard UK corporation
tax rate (2002: 30%, 2001: 30%
and 2000: 30%)	(453)	455	502

Effect of non-allowable provisions
and other non-equalised items	339	18	26

Effect of non-UK profits and losses	36	(12)	(7)

Adjustment to prior year tax provisions	56	7	3

Effect of loss utilisation	(1)	3	(34)

Taxes	(23)	471	490

Effective tax rate (US GAAP)	1.5%	30.9%	29.3%

(iv)	The tax effects of the principal components of deferred tax liabilities and deferred tax assets at 31 December 2002 and 2001 were as follows:

	2002	2001
	£m	£m

Net current deferred tax assets/(liabilities):

Provisions and short term timing differences	138	72

Net non-current deferred tax assets/(liabilities):

Excess of capital allowances over depreciation	39	(174)

Capital allowances on finance lease receivables	(1,166)	(1,226)

Undistributed earnings in overseas subsidiaries	(96)	(100)

Long term assurance business	424	202

Other	77	50

	(722)	(1,248)

Total	(584)	(1,176)

Included in the above are total valuation allowances of £54m and £59m in 2002 and 2001, respectively. The valuation allowance decreased in 2002 primarily due to the utilisation of net operating loss carry-forwards.

Approximately £120m of net operating losses were available to be carried forward at 31 December 2002. A full valuation allowance has been recorded against net operating losses due to the fact that it is considered more likely than not that such assets will not be realised. The net operating losses do not expire.

£38m of the valuation allowance at 31 December 2002 (£38m at 31 December 2001) in respect of the operating loss carry-forwards of acquired entities will be allocated to reduce goodwill relating to those acquisitions if the benefit is subsequently realised.

f) Earnings per share (EPS)

Under US GAAP, SFAS 128 requires certain disclosures relating to earnings per share in addition to the presentation of diluted earnings per share on the face of the income statement. The following tables provide reconciliations of the income and number of shares used in the calculation of basic and diluted EPS in accordance with US GAAP for the years ended 31 December 2002, 2001 and 2000.

	Year ended 31 December 2002

	Income	Shares	EPS
	£m	m	pence

Basic EPS

Loss available to ordinary shareholders	(1,486)	1,442	(103.0)

Effect of dilutive securities:

Share options	–	6	–

Diluted EPS	(1,486)	1,448	(102.6)

	Year ended 31 December 2001

	Income (restated)	Shares	EPS (restated)
	£m	m	pence

Basic EPS

Income available to ordinary shareholders	1,053	1,431	73.6

Effect of dilutive securities:

Share options	–	1	–

Diluted EPS	1,053	1,432	73.6

	Year ended 31 December 2000

	Income (restated)	Shares	EPS (restated)
	£m	m	pence

Basic EPS

Income available to ordinary shareholders	1,181	1,420	83.2

Effect of dilutive securities:

Share options	–	6	–

Diluted EPS	1,181	1,426	82.8

Options to purchase 13.3m ordinary shares (2001: 5.6m, 2000: 5.6m) at prices ranging from £8.53 to £13.06 (2001: £9.88 to £13.06, 2000: £9.88 to £13.06) were outstanding throughout the year ended 31 December 2002 but were not included in the computation of diluted EPS because the options’ assumed proceeds were greater than the average market price of the common shares. These options expire at various dates ranging from September 2003 to May 2012.

EPS, assuming full dilution, is computed based on the average number of common shares outstanding during the period, plus the dilutive effect of stock options. The dilutive effect of stock options is computed using the average market price of the company’s stock for the period.

g) Securities and investments

(i) Under US GAAP, SFAS 115 requires certain disclosures relating to investments in equity that have readily determinable market values as at 31 December 2002 and 2001. The following table provides an analysis of the relevant balance sheet totals under both US and UK GAAP.

	2002 UK GAAP	2002 US GAAP	2001 UK GAAP	2001 US GAAP
	£m	£m	£m	£m

Trading securities	26,902	26,902	19,932	19,932

Available for sale securities (ii)	33,848	33,984	48,721	48,788

Securities held to maturity (iii)	20	20	20	20

	60,770	60,906	68,673	68,740

Back to Contents

AUDITED FINANCIAL STATEMENTS

Further disclosures required by SFAS 115 are as follows:

(ii) Available for sale securities

		Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value
		£m	£m	£m	£m

As at 31 December 2002

Equity securities		893	90	(82)	901

Debt securities issued or
backed by US Treasury and
other US government
corporations and agencies		778	14	(3)	789

Debt securities issued or backed
by foreign governments		1,457	186	(5)	1,638

Asset backed and corporate
debt securities		25,499	511	(584)	25,426

Mortgage backed securities
other than those issued or
backed by US government
agencies		4,022	7	(15)	4,014

Other debt securities		1,199	18	(1)	1,216

		33,848	826	(690)	33,984

As at 31 December 2001

Equity securities		812	72	(66)	818

Debt securities issued or
backed by US Treasury and
other US government
corporations and agencies		1,318	11	(38)	1,291

Debt securities issued or backed
by foreign governments		3,211	138	(62)	3,287

Asset backed and corporate
debt securities		37,465	413	(364)	37,514

Mortgage backed securities
other than those issued or
backed by US government
agencies		5,149	11	(47)	5,113

Other debt securities		766	4	(5)	765

		48,721	649	(582)	48,788

	Not more than 1 year	In more than 1 year but not more than 5 years	In more than 5 years but not more than 10 years	In more than 10 years	Total
Maturity analysis	£m	£m	£m	£m	£m

As at 31 December 2002

Book value	4,180	9,268	8,294	12,106	33,848

Fair value	4,168	9,269	8,400	12,147	33,984

As at 31 December 2001

Book value	3,466	15,077	13,890	16,288	48,721

Fair value	3,131	15,679	13,771	16,207	48,788

(iii) Held to maturity securities

		Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value
		£m	£m	£m	£m

Corporate debt securities

As at 31 December 2002		20	–	–	20

As at 31 December 2001		20	–	–	20

	Not more than 1 year	In more than 1 year but not more than 5 years	In more than 5 years but not more than 10 years	In more than 10 years	Total
Maturity analysis	£m	£m	£m	£m	£m

As at 31 December 2002

Book value	–	20	–	–	20

Fair value	–	20	–	–	20

As at 31 December 2001

Book value	–	20	–	–	20

Fair value	–	20	–	–	20

(iv) Sales of available for sale securities during the year to 31 December 2002 and 2001.

				2002	2001
				£m	£m

Gross proceeds from sales				13,060	3,282

Gross realised losses on sales				(166)	(60)

Gross realised gains on sales				111	30

Amortised cost of sales				13,005	3,252

The cost of available for sale securities is determined by using the weighted average cost basis, with premium/discount arising on purchase being amortised to profit and loss over the expected life of the security.

(v) Redemptions and purchases of held to maturity securities during the year ended 31 December:

	2002	2001
	£m	£m

Amortised cost b/f	20	20

Acquisitions – cost	–	–

Redemptions at maturity	–	–

Exchange adjustments	–	–

Amortised cost c/f	20	20

(vi) There were no unrealised gains and losses on transfers from available for sale securities during the years ended 31 December 2002 and 2001.

(vii) The net change in unrealised holding gains (losses) on trading securities, before the effect of associated hedges, included in income for the year to 31 December 2002 is a gain of £216m (2001: gain of £76m).

h) Securitisations

In accordance with SFAS 140, the assets which have been transferred to special purpose entities (securitised) and meet the criteria required under SFAS 140 for a sale are no longer retained on-balance sheet. Details in relation to the mortgage asset securitisations are included in note 16 of the consolidated financial statements.

The assets were transferred to special purpose entities at book value, which was considered to be their fair value at the time of transfer. As a result, no gain or loss on this transfer has been recognised.

Additionally, as required by SFAS 140, an Interest only strip (IO) asset has been recognised which represents Abbey National plc’s retained interest in the securitised assets. The fair value of the

Back to Contents

AUDITED FINANCIAL STATEMENTS

IO strip is represented by the present value of the future income streams expected to be received from the Group’s retained interest in the securitised assets. Abbey National plc determines the present value of future income streams by discounting future income by the weighted average cost of capital. Details in relation to the Group’s rights and obligations under the securitisations are detailed in note 16 of the consolidated financial statements. In compliance with SFAS 140, the receivable is treated as an available for sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the Statement of comprehensive income.

Mortgage asset securitisations

	2002	2001
	£m	£m

Value of interest only strip at inception(1)	283	267

(Decrease) increase in value of interest only strip	(62)	8

Value of interest only strip at 31 December(1)	221	275

(1)	The valuation of the interest only strip asset is based on the following key assumptions:

	–	Early repayments are based on actual experience at the valuation date. This was 43% at 31 December 2002 (2001: 25%)

	–	A discount rate of 7.6% (2001: 8.5%)

Summarised cash flows between the special purpose securitisation companies and Abbey National plc are set out below:

	Holmes Financing (No.1 to No.6) plc	Holmes Funding Limited	Holmes Trustees Limited
	£m	£m	£m

Inter-company receipts	516	7,002	–

Inter-company payments	(4,000)	(516)	(3,002)

	(3,484)	6,486	(3,002)

Other cash flows from (to)
Abbey National plc:

Purchase of mortgages	–	(4,000)	–

Loan	–	6	–

Interest received	–	25	12

Revenue payments	–	(1)	(434)

Capital payments	–	–	(3,050)

Other payments	–	–	(91)

	–	(3,970)	(3,563)

Net cash flows	(3,484)	2,516	(6,565)

The principal amount of loans held by the above special purpose securitisation companies 90 days or more past due at 31 December 2002 was £99m (2001: £52m). Net credit losses were £0.4m in the period ended 31 December 2002 (2001: £0.1m).

Sensitivity analysis

The impact of adverse changes in the rate of repayments and discount rate on the value of interest only strip assets with a balance of £221m at 31 December 2002 is shown below:

£m

10% adverse change in repayment rate	–

20% adverse change in repayment rate	(1)

10% adverse change in discount rate	(10)

20% adverse change in discount rate	(20)

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another which might magnify or counteract the sensitivities.

Actual and projected credit losses (%) as of:

	Mortgages securitised in

	2002	2001	2000
	%	%	%

31 December 2002	0.01	0.01	0.01

31 December 2001	0.03	0.06	0.70

31 December 2000	–	0.06	0.69

i) Consolidated cash flow statement

Under SFAS 95, Statement of Cash Flows, the Group experienced an inflow of cash and cash equivalents of £3,696m during the year ended 31 December 2002. Under FRS 1(Revised), the Group experienced an outflow of cash of £2,852m over the same period.

Cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired.

The following table summarises the movement and composition of cash and cash equivalents under US GAAP for the years ended 31 December 2002, 2001 and 2000.

	2002	2001	2000
	£m	£m	£m

Cash and cash equivalents at 1 January	20,058	25,806	23,763

Net cash inflow (outflow)	3,696	(5,748)	2,043

Cash and cash equivalents at 31 December	23,754	20,058	25,806

Consisting of:

Cash and balances with central banks	396	494	437

Treasury and other eligible bills	1,346	1,755	1,113

Loans and advances to banks	5,279	7,818	10,671

Debt securities	16,733	9,991	13,585

	23,754	20,058	25,806

Back to Contents

AUDITED FINANCIAL STATEMENTS

Other principal differences between FRS 1 and SFAS 95 relate to the classification of cash flow transactions and are as follows:

	Classification under FRS 1	Classification under SFAS No. 95

Dividends received	Returns on investment	Operating activities
and servicing of finance

Taxation paid	Taxation paid	Operating activities

Preference dividends paid	Returns on investment	Financing activities
and servicing of finance

Equity dividends paid	Equity dividends paid	Financing activities

Purchases/proceeds from	Capital expenditure and	Investing activities
disposal of investment	financial investment
securities and fixed assets

Purchases/proceeds from	Acquisitions and	Investing activities
disposal of subsidiary and	disposals
associated undertakings

Net change in loans	Operating activities	Investing activities
and advances

Net change in finance	Operating activities	Investing activities
lease receivables

Net change in deposits	Operating activities	Financing activities

Net change in debt	Operating activities	Financing activities
securities in issue

Under FRS 1, transactions designated as hedges are reported under the same heading as the related assets or liabilities.

j) Presentation of the consolidated profit and loss account

The presentation of the profit and loss accounts for the years ended 31 December 2002, 2001 and 2000 as shown on page 92, would not be significantly different under US GAAP except provisions would be shown as a component of total operating income.

k) Presentation of the consolidated balance sheet

The presentation of the balance sheet as at 31 December 2002 and 2001 as shown on page 93, would not be significantly different under US GAAP except the assets and liabilities of long term assurance funds would not be included and stock borrowing and lending transactions would be recorded as set out below.

l) Stock borrowing and lending against non-cash collateral

Abbey National enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Commitments under UK GAAP.

Under SFAS 140, these transactions are grossed up on the balance sheet. As at 31 December 2002, Abbey National would record assets of £19,137m as collateral received and liabilities of £19,137m as an obligation to return collateral received.

m) Collateralised loans and secured borrowings

Abbey National enters into purchase and resale agreements (reverse repos), which are accounted for as collateralised loans under UK GAAP. Upon entering into such transactions the Group receives collateral equal to 100%– 105% of the loan amount. The level of collateral held is monitored daily and, if required, further calls are made to ensure the market value of collateral remains equal to the loan balance. Net assets of such transactions totalling of £3,461m (2001: £7,358) and £3,585m (2001: £4,212m) are

included in Loans and advances to banks and Loans and advances to customers respectively.

Under reverse repos, the Group is permitted to sell or repledge the collateral held. At 31 December 2002, the fair value of such collateral was £7,046m (2001: £11,570m) of which £5,921m (2001: £6,384m) related to collateral that was sold or repledged.

Abbey National enters into sale and repurchase (repo) agreements which are accounted for as secured borrowings under UK GAAP. Upon entering into such transactions the Group pledges collateral equal to 100% – 105% of the borrowed amount. Net liabilities under repos, stock loans and similar transactions of £7,300m (2001: £15,177m) and £6,047m (2001: £7,956m) are included in Deposits by banks and Customer accounts respectively.

Under repos, the Group sells or pledges collateral to counterparties. Under SFAS 140, where the counterparty has a right to sell or repledge the collateral, any such collateral would be reclassified within the Group’s balance sheet from securities to securities pledged. As at 31 December 2002, the application of SFAS 140 would result in £21,140m (2001: £16,454m) of debt securities and £1,254m (2001: £1,527m) of treasury and eligible bills being reported as securities pledged. In addition, as at 31 December 2002, Abbey National has pledged £2,521m of debt securities as collateral under certain structured transactions. Under these transactions the counterparty does not have a right to sell or repledge the collateral, therefore the assets would not be reclassified as securities pledged under SFAS 140.

Abbey National also enters into outright equity sales and purchases in combination with total return swaps which are accounted for as in substance reverse repos and repos under UK GAAP. These transactions are treated effectively as outright asset purchases and sales and separate derivative contracts under US GAAP. Under SFAS 140, Loans and advances to customers would be reduced by £388m (2001: £934m) and this amount would be reported within Equity shares, representing the equity purchase. Customer accounts would be reduced by £2,346m (2001: £2,370m) and this amount would be reported within Other liabilities, representing the short equity sale. The related return swaps would be marked to market. Any relevant value is paid or received as margin call. The £2,734m (2001: £3,304m) of nominal value of the return swaps would be included within the trading derivatives disclosures.

n) Unrealised gains and losses on derivative contracts and hedged underlying instruments

Abbey National has designated certain of its cross-currency and interest rate swaps as fair value hedges of the interest and exchange rate risk arising from certain debt securities, debt securities in issue and subordinated liabilities including convertible debt. There were no gains or losses recognised in the period in respect of hedge ineffectiveness, components of derivative instruments excluded from hedge effectiveness or hedged firm commitments no longer qualifying as a fair value hedge.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Abbey National has other non-trading derivatives which are not designated as either a fair value hedge, cash flow hedge or hedge of the net investment in a foreign operation in accordance with the criteria of SFAS 133. These represent derivatives undertaken with the Group’s in-house trading operation, ANFP. ANFP generally matches internal hedges with third party derivatives on an aggregate, rather than individual, basis and hedges the net outstanding position where the Group has assets and liabilities, which largely offset the overall risk to the Group.

o) Statement of comprehensive income

	2002 £m	2001 (restated) £m	2000 (restated) £m

Consolidated net (loss) income of
Abbey National plc	(1,486)	1,053	1,181

Consolidated other comprehensive
income of Abbey National plc:

Unrealised surplus (deficit) on securities
available for sale	70	(62)	(47)

Unrealised surplus on derivatives
hedging securities available for sale	–	63	21

Deferred tax	80	18	7

Other comprehensive income	(338)	5	4

Translation differences on foreign
currency net investment	(2)	–	–

Comprehensive total (loss) income before
a change in accounting principle	(1,676)	1,077	1,166

Cumulative effect of a change
in accounting principle	–	(106)	–

Net (loss) earnings – US GAAP	(1,676)	971	1,166

Cumulative foreign currency translation adjustment

SFAS 52, Foreign Currency Translation, requires disclosure of the cumulative foreign currency translation adjustment taken directly to reserves, on the consolidation of the Group’s foreign undertakings and the translation of the Group’s US dollar preference shares. These cumulative adjustments were £(26)m, £(28)m and £(28)m at 31 December 2002, 2001 and 2000 respectively.

Cumulative revaluation adjustment

The cumulative revaluation adjustment taken directly to reserves was £2m, £nil and £11m at 31 December 2002, 2001 and 2000 respectively.

(p) Loan impairment

With effect from 1 October 1995, the Group adopted SFAS 114, Accounting by Creditors for Impairment of a Loan, and the subsequent amendment SFAS 118, Accounting by Creditors for Impairment of a Loan– Income Recognition and Disclosures, for US GAAP purposes. SFAS 114 applies to impaired loans only. Under SFAS 114, a loan is considered impaired, based on current information and events, if it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is primarily based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except for collateral dependent loans where impairment is based on the fair value of the collateral. Smaller balance homogeneous consumer loans, (credit card advances, residential mortgages, consumer instalment loans, overdrafts), that are collectively evaluated for impairment, leases and debt securities are outside the scope of SFAS 114.

At 31 December 2002 and 2001, the Group estimated that the difference between the carrying value of its loan portfolio under SFAS 114 and its value in the Group’s UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders’equity was required.

The Group has no loans that constitute “troubled debt restructurings” as defined in SFAS 15, Accounting for Debtors and Creditors Troubled Debt Restructurings.

62. Significant group concentrations of credit risk

Under SFAS 105, group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

During 2002, the Group’s significant exposures to credit risk arose mainly in the residential mortgage portfolio and unsecured lending of UK Retail Banking, First National Group’s predominantly unsecured lending, and in the wholesale lending and investment activities of Wholesale Banking. See “Risk management – Credit risk” for additional information regarding the Group’s approach to managing credit risk.

Residential mortgages represented 34% (2001: 29%) of total assets at 31 December 2002; 95% (2001: 97%) of the residential mortgage asset is located in the UK.

As at 31 December 2002, First National Group’s £7.7 billion portfolio was diversified between secured lending (36%), unsecured lending (27%) and motor finance (37%).

Although the Group’s Wholesale Banking operations are based mainly in the UK, it has built up exposures to various entities around the world. As at 31 December 2002, 33% of ANTS credit exposures were to counterparties from the United States, and 31% were to counterparties from the UK. The remaining exposures were mainly to counterparties from Europe. Less than 2% of ANTS’ exposures were to countries that are not members of the Organisation for Economic Co-operation and Development.

63. Fair values of financial instruments

The following disclosures are made in accordance with SFAS 107, Disclosures about Fair Value of Financial Instruments.

The fair values have been estimated using quoted market prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to

Back to Contents

AUDITED FINANCIAL STATEMENTS

estimate fair values which typically take account of the characteristics of the instruments, including the future cash flows, market interest rates and prices available for similar instruments. Unless otherwise specified, fair values of financial instruments have been estimated by discounting anticipated future cash flows using market interest rates offered at 31 December 2002 for similar instruments.

By its nature, the estimation of fair values is highly subjective and the results will depend largely upon the assumptions made. See "Operating review – highlights – Critical accounting policies” for additional information. Considerable caution should therefore be used in interpreting the fair values and particularly if comparing with fair values presented by other financial institutions. The concept of fair values assumes that the financial instruments will be realised by way of sale in the ordinary course of business with adjustments made for liquidity as appropriate.

SFAS 107 does not apply to non financial assets and liabilities. Accordingly, tangible fixed assets and balances relating to long term assurance business are excluded.

The carrying values and estimated fair values of financial instruments are as follows:

	2002 Carrying amount £m	2002 Fair value(1) £m	2002 Surplus/ (deficit) £m	2001 Carrying amount £m	2001 Fair value(1) £m	2001 Surplus/ (deficit) £m

Non-trading assets

Cash and balances at central banks	396	396	–	494	494	–

Loans and advances to banks	3,127	3,129	2	2,516	2,523	7

Related derivatives	17	(17)	(34)	3	(12)	(15)

Loans and advances to customers	87,134	87,508	374	80,363	81,018	655

Related derivatives	(244)	(1,109)	(865)	95	(528)	(623)

Debt securities	32,975	33,104	129	47,929	47,990	61

Related derivatives	(222)	(992)	(770)	(66)	(555)	(489)

Equity shares and other variable yield securities	893	901	8	812	818	6

Non-trading liabilities

Deposits by banks	(11,481)	(11,515)	(34)	(10,547)	(10,558)	(11)

Related derivatives	(36)	12	48	14	16	2

Customer accounts	(67,934)	(68,120)	(186)	(65,781)	(65,894)	(113)

Related derivatives	176	307	131	10	135	125

Debt securities in issue	(48,079)	(48,340)	(261)	(54,413)	(54,869)	(456)

Related derivatives	205	542	337	(728)	(258)	470

Short positions in debt securities and equity shares	(106)	(109)	(3)	(52)	(49)	3

Subordinated liabilities including convertible debt	(6,532)	(7,217)	(685)	(6,590)	(7,357)	(767)

Related derivatives	98	790	692	68	478	410

Other long term capital instruments	(771)	(807)	(36)	(297)	(409)	(112)

Related derivatives	6	37	31	(3)	66	69

Other non-trading derivatives(2)	6	45	39	48	56	8

Trading assets/liabilities

Treasury bills & other eligible bills	1,483	1,483	–	2,489	2,489	–

Loans and advances to banks	3,474	3,474	–	7,358	7,358	–

Loans and advances to customers	3,774	3,774	–	4,218	4,218	–

Debt securities	26,832	26,832	–	19,929	19,929	–

Equity shares and other variable yield securities	70	70	–	3	3	–

Deposits by banks	(12,693)	(12,693)	–	(14,398)	(14,398)	–

Customer accounts	(8,832)	(8,832)	–	(10,028)	(10,028)	–

Short positions in government debt securities	(3,350)	(3,350)	–	(2,209)	(2,209)	–

Derivative contracts with third parties	(1,757)	(1,757)	–	(457)	(457)	–

Derivative contracts with ANFP	132	132	–	331	331	–

(1)	Where quoted market prices are not available, fair values of on-balance sheet financial instruments incorporate the discounted value of the principal amounts, whereas, for associated hedges of the underlying interest flows, fair values of derivatives do not reflect principal amounts. Consequently, movements in the fair values of on-balance sheet financial instruments are not necessarily matched by equal and opposite movements in the fair values of related derivatives.

(2)	Other non-trading derivatives hedge finance leases, operating lease assets and non-equity minority interests. SFAS 107 does not require disclosure of the fair value of finance leases and operating lease assets. They are therefore excluded from the table. Non-equity minority interests are not classified as liabilities under UK GAAP and have been excluded from the table.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Certain reclassification have been made to the 2002 balances to be consistent with current year presentations.

Fair values include the fair values of derivatives undertaken by Group entities for non-trading purposes with ANFP. As part of an integrated approach to risk management, the Group uses both off- and on-balance sheet instruments to manage risk. On-balance sheet instruments which are used as hedges of other on-balance sheet instruments are shown in the relevant standard balance sheet headings on the fair value table, and are not offset.

Other assets, Prepayments and accrued income, Dividend proposed, Other liabilities, Accruals and deferred income and Provisions for liabilities and charges may contain financial instruments which fall within the scope of SFAS 107. Unless specifically included, these financial instruments have been excluded from the above analysis as their fair values approximate to carrying values.

The surplus (deficit) in the table above represents the surplus (deficit) of fair value compared to carrying amount of those financial instruments for which fair values have been estimated under SFAS 107.

The approach to specific categories of financial instruments is described below.

Assets
Debt securities and equity shares and other variable
yield securities

Where available, securities and investments have been valued using quoted market prices. Where market prices are not available, a valuation based on discounted cash flows, market prices of comparable securities and other appropriate valuation techniques has been used.

Loans and advances to customers

Loans and advances to personal customers are made both at variable and at fixed rates. As there is no active secondary market in the UK for such loans and advances, there is no reliable market value available for such a significant portfolio.

However, if a market value could be ascertained, the directors believe it would reflect the expectation of a long term and continuing relationship with a majority of the customers. Although substantial, this value is intangible and it cannot therefore be included in the fair value under SFAS 107. Consequently the directors believe that, for the purposes of SFAS 107, the carrying value of the variable rate loans may be assumed to be their fair value.

Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The excess of fair value over carrying value of each of these loans has been estimated by reference to the market rates available at 31 December 2002 for similar loans of maturity equal to the remaining fixed period. The fixed element of such loans is substantially hedged such that any movement in the value of the loan as a result of market interest rate changes will be offset by an equivalent movement in the value of the instrument used as a hedge.

Liabilities

Deposits by banks and customers

SFAS 107 states that the fair value of deposit liabilities payable on demand is equal to the carrying value. However, given the long term and continuing nature of the relationships with the Group’s customers, the directors believe there is significant value to the Group in this source of funds.

Debt securities in issue and subordinated liabilities

Where available the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortised cost.

Financial commitments and contingent liabilities

The directors believe that, given the lack of an established market, the diversity of fee structures and the estimation required to separate the value of the instruments from the value of the overall transaction, it is generally difficult to estimate the fair value of financial commitments and contingent liabilities. These are therefore excluded from the above table. However, since the majority of these are at floating rates the book value may be a reasonable approximation to fair value.

Off-balance sheet derivative financial instruments

The Group uses various market-related off-balance sheet financial instruments. The fair value of these instruments is measured as the sum of positive and negative fair values at the balance sheet date, which is estimated using market prices where available or pricing models consistent with standard market practice.

Back to Contents

AUDITED FINANCIAL STATEMENTS

64. Consolidating financial information

ANTS is a wholly owned subsidiary of Abbey National plc and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC (the “Registration Statement”). Abbey National plc has fully and unconditionally guaranteed the obligations of ANTS that have been, or will be incurred before 31 July 2004: this guarantee includes all securities issued by ANTS pursuant to the Registration Statement.

The information below has been prepared in accordance with UK GAAP, based on the requirements of the SEC’s Rule 3.10 of Regulation S-X. Cash flow information relates solely to third party cash flows; the Group does not maintain accounting records of cash flows on an individual company basis as such information is not required to be presented under UK GAAP. Reconciliations to determine intercompany cash flows are not practicable.

This information is presented for: (i) Abbey National plc, on a stand-alone basis as guarantor (“The Company”); (ii) ANTS plc, on a stand-alone basis (“ANTS”); (iii) other non-guarantor subsidiaries of The Company and ANTS on a combined basis (“Other”); (iv) consolidation adjustments (“Adjustments”); and (v) total consolidated amounts (“Consolidated”). The Company and ANTS columns present investments in their subsidiaries under the equity method.

Back to Contents

AUDITED FINANCIAL STATEMENTS

Profit and loss accounts

(i) For the year ended 31 December 2002	The Company £m	ANTS £m	Other £m	Adjustments £m	Consolidated £m

Net interest income	1,242	344	1,095	8	2,689

Fees, commissions and other income	1,337	245	230	(936)	876

Total income(1)	2,579	589	1,325	(928)	3,565

Operating expenses excluding operating lease depreciation	(1,485)	(171)	(1,401)	(137)	(3,194)

Depreciation on operating lease assets	–	–	(280)	–	(280)

Provisions	(1,494)	(656)	(261)	1,336	(1,075)

Operating loss and loss on ordinary activities before tax	(400)	(238)	(617)	271	(984)

Tax on loss on ordinary activities	(97)	101	(237)	81	(152)

Loss on ordinary activities after tax	(497)	(137)	(854)	352	(1,136)

Minority interests – non-equity	–	–	(60)	(2)	(62)

Loss for the financial year attributable to the shareholders of Abbey National plc	(497)	(137)	(914)	350	(1,198)

Transfer from non-distributable reserve	–	–	–	263	263

Dividends including amounts attributable to non-equity interests	(424)	(449)	(309)	758	(424)

Retained loss for the year	(921)	(586)	(1,223)	1,371	(1,359)

(ii) For the year ended 31 December 2001

Net interest income	1,345	312	1,031	4	2,692

Fees, commissions and other income	1,583	512	(24)	(671)	1,400

Total income(1)	2,928	824	1,007	(667)	4,092

Operating expenses excluding operating lease depreciation	(1,277)	(158)	(586)	165	(1,856)

Depreciation on operating lease assets	–	–	(256)	–	(256)

Provisions	(121)	(245)	(173)	29	(510)

Operating profit and profit on ordinary activities before tax	1,530	421	(8)	(473)	1,470

Tax on profit on ordinary activities	(182)	(74)	(91)	(117)	(464)

Profit on ordinary activities after tax	1,348	347	(99)	(590)	1,006

Minority interests – non-equity	–	–	(62)	3	(59)

Profit for the financial year attributable to the shareholders of Abbey National plc	1,348	347	(161)	(587)	947

Transfer from non-distributable reserve	–	–	328	(167)	161

Dividends including amounts attributable to non-equity interests	(762)	(600)	(376)	976	(762)

Retained profit (loss) for the year	586	(253)	(209)	222	346

(iii) For the year ended 31 December 2000

Net interest income	1,464	224	986	6	2,680

Fees, commissions and other income	980	306	502	(276)	1,512

Total income(1)	2,444	530	1,488	(270)	4,192

Operating expenses excluding operating lease depreciation	(1,301)	(135)	(490)	107	(1,819)

Depreciation on operating lease assets	–	–	(178)	–	(178)

Provisions	(101)	(34)	(159)	(32)	(326)

Operating profit and profit on ordinary activities before tax	1,042	361	661	(195)	1,869

Tax on profit on ordinary activities	(169)	(80)	(155)	(109)	(513)

Profit on ordinary activities after tax	873	281	506	(304)	1,356

Minority interests – non-equity	–	–	(53)	2	(51)

Profit for the financial year attributable to the shareholders of Abbey National plc	873	281	453	(302)	1,305

Transfer to non-distributable reserve	–	–	24	(158)	(134)

Dividends including amounts attributable to non-equity interests	(687)	(300)	(62)	362	(687)

Retained profit (loss) for the year	186	(19)	415	(98)	484

(1) Included in Total income are profits from associated undertakings and profits on disposal of Group undertakings amounted to £65m (2001: £81m; 2000: £62m).

Back to Contents

AUDITED FINANCIAL STATEMENTS

Balance sheets

(i)   As at 31 December 2002

Assets	The Company £m	ANTS £m	Other £m	Adjustments £m	Consolidated £m

Cash, treasury bills and other eligible bills	356	244	1,279	–	1,879

Loans and advances to banks	4,716	18,424	13,816	(30,355)	6,601

Loans and advances to customers	69,172	19,917	18,126	(16,307)	90,908

Net investment in finance leases	13	–	3,499	(65)	3,447

Securities and investments	1,396	38,694	23,629	(2,949)	60,770

Long term assurance business	–	–	2,316	–	2,316

Intangible fixed assets	–	–	362	14	376

Tangible fixed assets excluding operating lease assets	304	14	192	(139)	371

Operating lease assets	–	–	2,573	–	2,573

Other assets	1,360	5,912	88	(291)	7,069

Shares in group undertakings	8,416	2,898	1,444	(12,758)	–

Assets of long term assurance funds	–	–	32,120	(2,709)	29,411

Total assets	85,733	86,103	99,444	(65,559)	205,721

Liabilities

Deposits by banks	14,307	18,231	20,287	(28,651)	24,174

Customer accounts	55,444	17,768	5,828	(2,274)	76,766

Debt securities in issue	4	39,293	23,852	(15,070)	48,079

Other liabilities	1,856	6,958	4,620	(465)	12,969

Subordinated liabilities including convertible debt	7,730	1,227	1,257	(2,911)	7,303

Liabilities of long term assurance funds	–	–	32,120	(2,709)	29,411

	79,341	83,477	87,964	(52,080)	198,702

Minority interests – non-equity	–	–	635	(8)	627

Non-equity shareholders’ funds	748	–	(9)	9	748

Equity shareholders’ funds	5,644	2,626	10,854	(13,480)	5,644

Total liabilities	85,733	86,103	99,444	(65,559)	205,721

(ii) As at 31 December 2001
Assets

Cash, treasury bills and other eligible bills	460	782	1,741	–	2,983

Loans and advances to banks	5,038	12,250	16,257	(23,671)	9,874

Loans and advances to customers	61,172	18,216	20,927	(15,734)	84,581

Net investment in finance leases	–	–	4,812	(74)	4,738

Securities and investments	2,004	45,085	25,293	(3,709)	68,673

Long term assurance business	–	–	1,662	–	1,662

Intangible fixed assets	–	–	1,175	68	1,243

Tangible fixed assets excluding operating lease assets	261	11	193	(129)	336

Operating lease assets	–	–	2,522	–	2,522

Other assets	1,451	5,574	782	(424)	7,383

Shares in group undertakings	8,698	2,866	650	(12,214)	–

Assets of long term assurance funds	–	–	32,966	(2,551)	30,415

Total assets	79,084	84,784	108,980	(58,438)	214,410

Liabilities

Deposits by banks	3,351	16,723	22,675	(17,804)	24,945

Customer accounts	57,171	14,450	10,633	(6,445)	75,809

Debt securities in issue	4	42,819	24,529	(12,939)	54,413

Other liabilities	3,717	6,264	5,834	(2,076)	13,739

Subordinated liabilities including convertible debt	7,320	1,626	1,590	(3,649)	6,887

Liabilities of long term assurance funds	–	–	32,966	(2,551)	30,415

	71,563	81,882	98,227	(45,464)	206,208

Minority interests – non-equity	–	–	689	(8)	681

Non-equity shareholders’ funds	748	–	–	–	748

Equity shareholders’ funds	6,773	2,902	10,064	(12,966)	6,773

Total liabilities	79,084	84,784	108,980	(58,438)	214,410

Back to Contents

AUDITED FINANCIAL STATEMENTS

US GAAP reconciliations

(i)   2002

Income statement	The Company £m	ANTS £m	Other £m	Adjustments £m	Consolidated £m

Loss attributable to the shareholders – UK GAAP	(497)	(137)	(564)	–	(1,198)

Dividends on preference shares	(62)	–	–	–	(62)

	(559)	(137)	(564)	–	(1,260)

US GAAP adjustments:

Amortisation	(46)	–	640	–	594

Depreciation	(30)	(12)	(33)	–	(75)

Pensions cost	(19)	(1)	(8)	–	(28)

Securitisation	23	–	–	–	23

Shareholders’ interest in long term assurance business	–	–	(818)	–	(818)

Loan origination fees	192	(10)	2	–	184

Other	(47)	101	25	–	79

Unrealised gains/(losses) on derivative contracts and hedged underlying instruments	(114)	(132)	(114)	–	(360)

Tax effect on above adjustments	5	16	154	–	175

Net loss available to ordinary shareholders – US GAAP	(595)	(175)	(716)	–	(1,486)

Shareholders’ funds

Shareholders’ funds including non-equity interests – UK GAAP	6,392	2,626	(2,626)	–	6,392

Goodwill and intangible assets	493	70	587	–	1,150

Tangible fixed assets	39	28	92	–	159

Pensions cost	(304)	(12)	(123)	–	(439)

Securitisation	219	–	–	–	219

Shareholders’ interest in long term assurance business	–	–	(1,413)	–	(1,413)

Other	(92)	(87)	(15)	–	(194)

Derivative contracts and hedged underlying instruments	(83)	(559)	(83)	–	(725)

Loan origination fees	547	(138)	(12)	–	397

Dividend payable	107	–	–	–	107

Tax effect on the above adjustments	(3)	263	255	–	515

Deferred tax	–	–	(147)	–	(147)

Shareholders’ funds – US GAAP	7,315	2,191	(3,485)	–	6,021

(ii) 2001
Income statement

Profit attributable to the shareholders – UK GAAP	(1,348)	(347)	2,642	–	947

Dividends on preference shares	(42)	–	–	–	(42)

	(1,390)	(347)	2,642	–	905

US GAAP adjustments:

Amortisation	(59)	–	(18)	–	(77)

Depreciation	(39)	(8)	(12)	–	(59)

Pensions cost	(26)	(1)	(10)	–	(37)

Securitisation	144	–	–	–	144

Shareholders’ interest in long term assurance business	–	–	118	–	118

Loan origination fees	355	(58)	–	–	297

Other	62	10	28	–	100

Unrealised gains/(losses) on derivative contracts and hedged underlying instruments	(104)	(90)	(145)	–	(339)

Tax effect on above adjustments	(74)	44	26	–	(4)

Earnings before a change in accounting principle	(1,131)	(450)	2,629	–	1,048

Cumulative effect of a change in accounting principle	–	5	–	–	5

Net (loss) income available to ordinary shareholders – US GAAP	(1,131)	(445)	2,629	–	1,053

Back to Contents

AUDITED FINANCIAL STATEMENTS

Shareholders’ funds	The Company £m	ANTS £m	Other £m	Adjustments £m	Consolidated £m

Shareholders’ funds including non-equity interests – UK GAAP	7,521	2,902	(2,902)	–	7,521

Goodwill and intangible assets	361	–	612	–	973

Tangible fixed assets	111	25	19	–	155

Pensions cost	(117)	(4)	(48)	–	(169)

Securitisation	273	–	–	–	273

Shareholders’ interest in long term assurance business	–	–	(592)	–	(592)

Other	(26)	(175)	(21)	–	(222)

Derivative contracts and hedged underlying instruments	(7)	(422)	(6)	–	(435)

Loan origination fees	355	(142)	–	–	213

Dividend payable	478	–	–	–	478

Tax effect on the above adjustments	(126)	285	100	–	259

Deferred tax	–	–	(152)	–	(152)

Shareholders’ funds – US GAAP	8,823	2,469	(2,990)	–	8,302

(iii) 2000
Income statement

Profit attributable to the shareholders – UK GAAP	873	281	151	–	1,305

Dividends on preference shares	(38)	–	–	–	(38)

	835	281	151	–	1,267

US GAAP adjustments:

Amortisation	(65)	–	(37)	–	(102)

Depreciation	(22)	(4)	(8)	–	(34)

Pensions cost	(17)	(1)	(7)	–	(25)

Securitisation	83	–	–	–	83

Shareholders’ interest in long term assurance business	–	–	(92)	–	(92)

Loan origination fees	–	(39)	–	–	(39)

Other	40	(57)	(8)	–	(25)

Unrealised gains/(losses) on derivative contracts and hedged underlying instruments	–	117	–	–	117

Tax effect on above adjustments	–	(5)	36	–	31

Net income available to ordinary shareholders – US GAAP	854	292	35	–	1,181

Back to Contents

AUDITED FINANCIAL STATEMENTS

Cash flow statements

(i) For the year ended 31 December 2002	The Company £m	ANTS £m	Other £m	Adjustments £m	Consolidated £m

Net cash inflow from operating activities	1,298	(2,024)	(10,226)	–	(10,952)

Net cash outflow from returns on investment and servicing of finance	(292)	(86)	(84)	–	(462)

Total taxation paid	(143)	(43)	(310)	–	(496)

Net cash outflow from capital expenditure and financial investment	(900)	4,895	5,560	–	9,555

Acquisitions and disposals	(48)	–	(488)	–	(536)

Equity dividends paid	(648)	(449)	449	–	(648)

Net cash (outflow) inflow before financing	(733)	2,293	(5,099)	–	(3,539)

Net cash inflow from financing	626	110	(49)	–	687

(Decrease) increase in cash	(107)	2,403	(5,148)	–	(2,852)

(ii) For the year ended 31 December 2001

Net cash inflow from operating activities	3,029	234	(1,523)	–	1,740

Net cash outflow from returns on investment and servicing of finance	(289)	(72)	(63)	–	(424)

Total taxation paid	(229)	(235)	18	–	(446)

Net cash outflow from capital expenditure and financial investment	(3,031)	(334)	2,098	–	(1,267)

Acquisitions and disposals	(16)	–	(355)	–	(371)

Equity dividends paid	(570)	(600)	600	–	(570)

Net cash (outflow) inflow before financing	(1,106)	(1,007)	775	–	(1,338)

Net cash inflow from financing	1,042	1,016	(750)	–	1,308

(Decrease) increase in cash	(64)	9	25	–	(30)

(iii) For the year ended 31 December 2000

Net cash inflow from operating activities	(171)	2,314	3,950	–	6,093

Net cash outflow from returns on investment and servicing of finance	(239)	(97)	(42)	–	(378)

Total taxation paid	(282)	53	(177)	–	(406)

Net cash outflow from capital expenditure and financial investment	(727)	(2,283)	388	–	(2,622)

Acquisitions and disposals	–	–	(968)	–	(968)

Equity dividends paid	(548)	(300)	300	–	(548)

Net cash (outflow) inflow before financing	(1,967)	(313)	3,451	–	1,171

Net cash inflow from financing	1,716	309	(404)	–	1,621

(Decrease) increase in cash	(251)	(4)	3,047	–	2,792

Back to Contents

The financial information set forth below for the twelve month periods ended 31 December 2002, 2001 and 2000, and as at 31 December 2002 and 2001 has been derived from the consolidated financial statements of the Group included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s consolidated financial statements and the notes thereto. Financial information set forth below for the twelve month periods ended 31 December 1999 and 1998, and as at 31 December 2000, 1999 and 1998, has been derived from the audited consolidated financial statements of the Group for 2000, 1999 and 1998. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 1985. The auditors’ report in the financial statements for each of the five years ended 31 December 2002 was unqualified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985. The consolidated financial statements of the Group for the year ended 31 December 1998 have been audited by PricewaterhouseCoopers, independent accountants. The consolidated financial statements of the Group, as at 31 December 2002, 2001, 2000 and 1999, were audited by Deloitte & Touche, independent accountants. The Group’s consolidated financial statements included elsewhere in this Annual Report have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Certain significant differences between UK GAAP and US GAAP are discussed in note 57 to the consolidated financial statements, and notes 60 and 61 to the consolidated financial statements includes reconciliations of certain amounts calculated in accordance with UK GAAP to US GAAP.

Profit and loss accounts

	2002 $m	(9)	2002 £m		2001 (restated) £m		2000 (restated) £m		1999 (restated) £m		1998 (restated) £m

Net interest income(3) (7)	4,328		2,689		2,692		2,680		2,661		2,241

Fees, commissions and other income(3) (4)	1,410		876		1,400		1,512		1,147		897

Total income[12]	5,738		3,565		4,092		4,192		3,808		3,138

Operating expenses excluding impairment of goodwill and operating
lease depreciation(10)	(3,309)		(2,056)		(1,856)		(1,819)		(1,597)		(1,287)

Impairment of goodwill	(1,832)		(1,138)		–		–		–		–

Depreciation on operating lease assets(4)	(451)		(280)		(256)		(178)		(52)		(20)

Provisions	(1,729)		(1,075)		(510)		(326)		(352)		(245)

Operating (loss) profit and (loss) profit on ordinary activities
before tax and exceptional items	(1,583)		(984)		1,470		1,869		1,807		1,586

Exceptional items(1)	–		–		–		–		(27)		(68)

(Loss) profit on ordinary activities before tax	(1,583)		(984)		1,470		1,869		1,780		1,518

Tax on profit on ordinary activities(8)	(245)		(152)		(464)		(513)		(505)		(445)

(Loss) profit on ordinary activities after tax	(1,828)		(1,136)		1,006		1,356		1,275		1,073

Minority interests – non-equity	(100)		(62)		(59)		(51)		–		–

(Loss) profit for the financial year attributable to the
shareholders of Abbey National plc	(1,928)		(1,198)		947		1,305		1,275		1,073

Transfer from (to) non-distributable reserve	423		263		161		(134)		(13)		(125)

Dividends including amounts attributable to non-equity interests	(682)		(424)		(762)		(687)		(610)		(535)

Retained (loss) profit for the year	(2,187)		(1,359)		346		484		652		413

Selected UK GAAP profit and loss account data

(Loss) earnings per ordinary share (pence)

– basic	(140.6	)c	(87.4	)p	63.2	p	89.2	p	87.2	p	73.5	p

– diluted	(139.8	)c	(86.9	)p	62.8	p	88.6	p	86.5	p	72.8	p

Dividends per ordinary share (pence)

– net(5)	40.20	c	25.00	p	50.00	p	45.50	p	40.25	p	35.30	p

– gross equivalent(6)	44.70	c	27.78	p	55.56	p	50.56	p	44.72	p	40.85	p

Dividend cover (times)	(2.80)		(2.80)		1.20		1.90		2.10		2.00

Selected US GAAP profit and loss account data

(Loss) profit before tax	(2,459)		(1,528)		1,522		1,671		1,471		1,238

(Loss) profit after tax	(2,392)		(1,486)		1,053		1,181		1,013		828

(Loss) earnings per ordinary share (pence)

– basic	(165.8	)c	(103.0	)p	73.6	p	83.2	p	71.4	p	58.6	p

– diluted	(165.2	)c	(102.6	)p	73.6	p	82.8	p	70.8	p	58.0	p

Back to Contents

Balance sheets
	2002		2001 (restated) £m		2000 (restated) £m		1999 (restated) £m		1998 (restated) £m
Assets	£m

Cash, treasury bills and other eligible bills	1,879		2,983		1,596		1,815		2,386

Loans and advances to banks	6,601		9,874		12,168		11,472		7,428

Loans and advances to customers not subject to securitisation	81,912		78,650		81,752		75,221		72,257

Loans and advances subject to securitisation	24,156		18,883		7,927		1,930		217

Less: non-returnable finance	(15,160)		(12,952)		(4,629)		(1,379)		(213)

Loans and advances to customers	90,908		84,581		85,050		75,772		72,261

Net investment in finance leases	3,447		4,738		5,192		5,441		5,326

Securities and investments	60,770		68,673		69,573		59,740		54,326

Long term assurance business(11)	2,316		1,662		1,513		1,089		807

Intangible fixed assets	376		1,243		245		203		201

Tangible fixed assets excluding operating lease assets	371		336		389		759		731

Operating lease assets	2,573		2,522		1,963		358		223

Tangible fixed assets	2,944		2,858		2,352		1,117		954

Other assets	7,069		7,383		7,594		6,703		5,728

Assets of long term assurance funds	29,411		30,415		19,083		17,439		13,383

Total assets(2)	205,721		214,410		204,366		180,791		162,800

Liabilities

Deposits by banks	24,174		24,945		34,996		29,824		35,610

Customer accounts	76,766		75,809		66,795		59,911		52,924

Debt securities in issue	48,079		54,413		57,078		51,407		42,989

Other liabilities	12,969		13,739		12,978		11,364		9,044

Subordinated liabilities including convertible debt(7)	7,303		6,887		5,871		4,641		3,333

Liabilities of long term assurance funds	29,411		30,415		19,083		17,439		13,383

	198,702		206,208		196,801		174,586		157,283

Minority interests – non-equity	627		681		664		–		–

Non-equity shareholders’ funds(7)	748		748		450		450		450

Equity shareholders’ funds	5,644		6,773		6,451		5,755		5,067

Total liabilities	205,721		214,410		204,366		180,791		162,800

Selected UK GAAP balance sheet data

Shareholders’ funds	6,392		7,521		6,901		6,205		5,517

Book value of equity shareholders’ funds per ordinary share	387.1	p	468.3	p	450.6	p	404.7	p	357.5	p

Selected US GAAP balance sheet data

Shareholders’ funds	6,021		8,302		7,571		6,947		6,373

Book value of equity shareholders’ funds per ordinary share	361.7	p	522.4	p	497.4	p	456.9	p	418.0	p

Total assets	188,688		188,732		177,802		158,354		148,984

(1)	In 1999 and 1998, costs incurred in preparing the Group for Year 2000 and Economic and Monetary Union have been treated as exceptional items. Prior year comparatives were restated for consistency.

(2)	In 1999, following an accounting presentation change, Assets and liabilities under stock borrowing and lending agreements were no longer reported as on-balance sheet items, but as contractual commitments. Accordingly, total assets were reduced by £15,026m as at 31 December 1998, with an equivalent reduction in Total liabilities.

(3)	Prior to 1999, Dealing profits (included within Fees, commissions and other income) also included interest receivable on trading securities and interest payable on their associated funding. Following an accounting presentation change in 1999, such interest is now included in Net interest income. The 1999 comparative balances were restated with the effect being a £12m increase in net interest income and a corresponding decrease in Dealing profits for these years.

(4)	Prior to 2000, Depreciation on operating lease assets was reported as a charge against income on operating lease assets (within Commissions, fees and other income). Such income continues to be reported within Commissions, fees and other income, however, following an accounting presentation change, Depreciation on operating lease assets is now reported within Operating expenses, but shown as a separate item within that heading because such assets are used for a different purpose to fixed assets used in administrative functions.

The prior year comparatives for the two years ended 1999, were restated with the effect being a £52m (1999) and £20m (1998) increase in Commissions, fees and other income. This change results from the application of FRS 15, Tangible fixed assets, which first applied to the financial statements for the year ended 31 December 2000.

(5)	Equivalent US dollar amounts are shown in “Shareholder information–Dividends on ordinary shares”, included elsewhere in this Annual Report.

(6)	The calculation of the gross equivalent dividend per ordinary share applies a tax rate of 20% for grossing-up purposes for dividends up to and including the interim dividend for 1998. Thereafter the rate of 10% has been applied.

(7)	Prior to 2002, Reserve capital instruments were reported as a component of non-equity shareholders’ funds, with coupon payments treated as a non-equity appropriation of profit. Following an accounting presentation change, Reserve capital instruments are now reported within Subordinated liabilities, with coupon payments recorded as Interest payable, within Net interest income.

Back to Contents

The 2001 comparative amounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £19m, with profits attributable to shareholders remaining unchanged. Shareholders’ funds including non-equity interests have been reduced by £297m in 2001. Comparative amounts for years prior to 2001 are unaffected. This change results from the application of UITF 33, Obligations in capital instruments, which first applies to the financial statements for the year ended 31 December 2002.

(8)	The application of FRS 19, Deferred tax, for the year ended 31 December 2002 has resulted in deferred taxation being provided on all timing differences that have not reversed before the balance sheet date at the rate of tax expected to apply when those timing differences will reverse. Deferred tax assets are now recognised to the extent that they are regarded as recoverable. Previously, deferred taxation was accounted for where it was probable that a liability or asset would arise. The 2001 and 2000 comparative amounts have been restated to reflect this accounting policy change and as a consequence the tax charge has been reduced by £24m (2001), £16m (2000), £17m (1999) and £17m (1998), respectively. Shareholders’ funds including non-equity interests have been increased by £120m (2001), £96m (2000), £80m (1999) and £63m (1998), respectively.

(9)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 = $1.6095, the noon buying rate on 31 December 2002.

(10)	Prior to 2002, the costs of equity-based instruments issued to employees under compensation schemes were generally accounted for under the intrinsic value method. The Group now accounts for the costs of share-based instruments on a fair value basis. The costs of share-based payments are computed by reference to the grant date; such costs are expensed over the vesting period of the instrument. The 2001 and 2000 profit and loss accounts and statements of total recognised gains and losses comparative amounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £6m (2001), £4m in (2000), £3m (1999) and £2m (1998), respectively, with a corresponding credit to the statement of total recognised gains and losses. No prior period adjustment to shareholders’ funds is required.

(11)	In 2002 certain adjustments were made to period end market values in reporting long term assurance business. The 2001 and 2000 comparative amounts have been restated to reflect this change in accounting policy. The reported earnings in these periods have been reduced by £443m and £102m, respectively. See note 20 “Long term assurance business” for further information. Determination of the impact on reported earnings in 1999 and 1998 is not practicable.

(12)	Included in Total income are profits from associated undertakings and profits on disposal of Group undertakings amounting to £65m (2002), £81m (2001), £62m (2000), £12m (1999) and nil (1998), respectively.

Selected statistical information
				Year ended/as at 31 December

	2002	2001	2000	1999	1998
		(restated)	(restated)	(restated)	(restated)
	%	%	%	%	%

Selected UK GAAP financial statistics

Profitability ratios:

Return on average total assets(1) (9)	0.58	0.43	0.66	0.70	0.67

Return on average ordinary shareholders’ funds(2)	(20.62)	13.01	20.56	22.73	21.37

Return on average risk weighted assets(3)	1.52	1.07	1.59	1.67	1.62

Net interest margin (excluding exceptional items)(4) (9)	1.40	1.47	1.61	1.75	1.66

Cost: income ratio (including exceptional items)(5)	62.59	48.38	45.32	43.15	43.33

Cost: income ratio (excluding exceptional items)(5)	62.59	48.38	45.32	42.52	41.28

Capital ratios:

Ordinary dividends as a percentage of net income	(28.73)	79.56	51.22	46.24	48.22

Average ordinary shareholders’ funds as a percentage of average total assets(9)	2.80	3.33	3.21	3.09	3.15

Risk asset ratios:

Total	11.6	11.6	13.5	11.6	10.2

Tier 1	9.2	8.4	8.8	7.7	7.3

Credit quality data:(6)

Non-performing loans as a percentage of loans and advances
to customers excluding finance leases(6) (7)	2.36	2.22	2.60	2.90	3.69

Provisions as a percentage of loans and advances to customers excluding finance leases(6)	0.78	0.62	0.70	0.70	0.77

Provisions as a percentage of non-performing loans(6) (7)	35.95	27.76	26.87	24.11	20.86

Provisions charge for bad and doubtful debts as a percentage of average
loans and advances to customers excluding finance leases(6)	0.60	0.33	0.35	0.41	0.29

Ratio of earnings to fixed charges:(8)

Excluding interest on retail deposits	0.74	1.27	1.30	1.38	1.31

Including interest on retail deposits	0.82	1.19	1.22	1.27	1.20

Selected US GAAP financial statistics

Return on average total assets(1) (10)	(0.79)	0.57	0.70	0.66	0.58

Return on average ordinary shareholders’ funds(2)	(23.17)	14.35	17.34	16.31	13.97

Dividends as a percentage of net income	(49.33)	64.10	50.64	51.73	55.19

Average ordinary shareholders’ funds as a percentage of average total assets(10)	3.40	4.00	4.05	4.04	4.18

Ratio of earnings to fixed charges:(8)

Excluding interest on retail deposits	0.59	1.28	1.26	1.32	1.24

Including interest on retail deposits	0.72	1.20	1.20	1.22	1.16

Back to Contents

(1)	Profit after tax divided by average total assets.

(2)	Profit after tax divided by average equity shareholders’ funds.

(3)	Profit after tax divided by average risk weighted assets.

(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5)	Cost: income ratio equals operating expenses excluding depreciation on operating lease assets divided by total operating income less depreciation on operating lease assets.

(6)	All credit quality data is calculated using period-end balances, except for provisions for bad and doubtful debts as a percentage of average loans and advances to customers, excluding assets held under purchase and resale agreements.

(7)	The non-performing loans used in these statistics are calculated in accordance with conventional US definitions. The value of non-performing loans represents the aggregate outstanding balance of all loans and advances 90 days or more overdue or, for unsecured loans less than 90 days overdue, the balance of loans where a provision has been made or interest suspended. Interest continues to be debited to substantially all of these loans and advances for collection purposes. The proportion of this interest whose collectability is in doubt is then suspended and excluded from the profit and loss account. Accordingly, the interest income figures included in the profit and loss account are the same as would be reported in the United States. However, the value of non-performing loans is higher by the cumulative amount of this suspended interest.

In cases where borrowers have made arrangements to pay off their arrears over a period of time, the arrears remain on the loan accounts until cleared and as a result the loans are included in non-performing loans even though the customers are currently performing and many will ultimately discharge their loans fully.

Abbey National generally holds a first mortgage over the properties securing the UK residential mortgage loans. The value of the security will in many cases completely cover the value of the loan and the arrears and in the remainder will considerably reduce the size of the loss incurred.

Non-performing loans also include the full value of loans for which Abbey National has enforced its security by taking into possession the borrowers’ properties. In many such cases the value of the losses expected to result on sale of the security is known with some certainty and is included in the specific provisions. However, the value of the losses is not charged off until the properties are sold and the losses have thus been determined precisely. Other banks, including those in the United States, may charge off losses more rapidly. Although Abbey National’s practice does not affect net income or the carrying value of loans and advances to customers, it does increase the reported value of non-performing loans.

For these reasons, the value of the non-performing loans is not necessarily indicative of the value of losses which Abbey National is likely to suffer. Management believes that it is important to consider the quality of Abbey National’s UK residential mortgage portfolio compared with those of its competitors. Over the reporting periods covered by this table, the number of mortgage loans which are six months or more in arrears as a percentage of the total number of outstanding mortgage loans has been broadly comparable with the UK Council of Mortgage Lenders’ (CML) industry average. As at 31 December 2002, Abbey National’s percentage was 0.34% compared with a CML percentage of 0.48%. The value of these Abbey National non-performing loans as a percentage of its total UK residential mortgage loan assets was 0.39%. Non-performing loans in this table also include the value of arrears cases between three and six months in arrears and the value of properties in possession. On this basis, the non-performing UK residential mortgage loans are 0.5% of its total UK residential loans and advances. If the remainder of the Group’s loans and advances (excluding finance leases) are included, this ratio increases to 2.36%.

(8)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consists of income before taxes plus fixed charges. Fixed charges consists of interest payable, which includes the amortisation of discounts and premiums on debt securities in issue and interest payable on finance lease obligations.

(9)	These ratios were restated for the year ending 31 December 1998. The restatement reflects the change in accounting policy whereby the stock lending and borrowing balances are now treated as off-balance sheet items (see note 2 on page 162).

(10)	These ratios have been restated for each of the comparative periods due to the US GAAP total assets being restated.

Exchange rates

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate.

Calendar period	High $ Rate	Low $ Rate	Average $ Rate	(1)	Period end $ Rate

Years ended 31 December: 2002	1.61	1.41	1.50		1.61

2001	1.50	1.37	1.44		1.45

2000	1.65	1.40	1.51		1.50

1999	1.68	1.56	1.61		1.62

1998	1.72	1.61	1.66		1.66

Months ended: February 2003(2)	1.65	1.63

January	1.65	1.60

December 2002	1.61	1.56

November	1.59	1.54

October	1.57	1.54

September	1.57	1.53

(1)	The average of the non buying rates on the last business day of each month during the relevant period.

(2)	With respect to February 2003, for the period from February 1 to February 10.

Back to Contents

Dividends on ordinary shares

Abbey National has paid dividends on its ordinary shares every year without interruption since its incorporation in 1989. The Board is proposing a final dividend of 7.35 pence, to give a full year dividend in respect of 2002 of 25 pence per share. The 25 pence level represents an appropriate starting point based on the trading potential of the ongoing PFS businesses, whilst having regard for the non-cash elements of Life Assurance reported earnings. In the future, progressive dividend payouts are targeted. However, until the re-structuring is further progressed and underlying business performance improves, expected future dividend growth rates and payout ratios will not be finalised.

The dividends (including interim dividends) declared for each of the last five years were as follows:

Pence per 10 pence ordinary share

	2002	2001	2000	1999	1998

Interim	17.65	16.80	15.15	13.40	11.75

Final	7.35	33.20	30.35	26.85	23.55

Total	25.00	50.00	45.50	40.25	35.30

Cents per 10 pence ordinary share

	2002	2001	2000	1999	1998

Interim	28.41	24.36	22.66	21.64	19.54

Final	11.83	48.14	45.39	43.36	39.80

Total	40.24	72.50	68.05	65.00	59.34

Dividends expressed in cents are translated from sterling at the noon buying rate on 31 December of the year to which they relate (or the last business day in December if 31 December was not a business day that particular year). No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into dollars at these rates.

Dividends on dollar-denominated preference shares

Dividends on the non-cumulative dollar-denominated preference shares, Series A and Series B, are paid quarterly at such rates as will, including the UK associated tax credit and before deduction of UK withholding tax (see “Taxation for US investors” below), result in annual dividends to holders amounting to 8 3/4% and 7 3/8% of the $25.00 issue price, respectively.

Nature of trading market

Ordinary shares and American Depository Shares

The authorised ordinary share capital of Abbey National consists of 1,750,000,000 ordinary shares of nominal value 10 pence each. At the close of business on 31 December 2002, 1,458,013,344 ordinary shares were issued and outstanding.

There were 3,100 recorded holders of ordinary shares with US addresses at 31 December 2002 whose shareholdings represented approximately 0.04% of total issued and outstanding ordinary shares on that date.

The sole trading market for Abbey National ordinary shares is the London Stock Exchange. American Depositary Shares (ADSs), each representing two ordinary shares, may be traded in the US over-the-counter market. At close of business on 31 December 2002, there were 3,104,811 ADSs outstanding for which four holders were registered.

Dollar-denominated preference shares and American Depository Shares

At 31 December 2002, Abbey National had outstanding 8,000,000 Series A non-cumulative dollar-denominated preference shares and 18,000,000 Series B non-cumulative dollar-denominated preference shares, nominal value $0.01 each. The Series A preference shares were issued in November 1996 and the Series B preference shares were issued in November 2001. Currently, the only trading market for these shares is the New York Stock Exchange where they are traded in the form of Series A and Series B American Depositary Shares, respectively, each representing one preference share.

At 31 December 2002, the Series A American Depositary Shares were held by 35 holders of record, all with US addresses. The Series A American Depositary Shares traded on the New York Stock Exchange at prices ranging from a high of $26.1 to a low of $25.7 during 2002.

At 31 December 2002, the Series B American Depositary Shares were held by 38 holders of record, all with US addresses. The Series B American Depositary Shares traded on the New York Stock Exchange at prices ranging from a high of $25.7 to a low of $25.2 during 2002.

Back to Contents

Share price history

The following tables show the high and low sale prices for the ordinary shares during the periods indicated, based on mid-market prices at the close of business on the London Stock Exchange for the following periods:

(i)	The five most recent financial years;

(ii)	Each financial quarter for the two most recent financial years; and

(iii)	Each of the six most recent months.

(i)	Five most recent financial years

		Ordinary Shares

		High pence	Low pence

	2002	1,132	487

	2001	1,305	885

	2000	1,219	622

	1999	1,435	939

	1998	1,340	882

(ii) Quarterly for the two most recent financial years

2002:	Fourth quarter	697	487

	Third quarter	826	515

	Second quarter	1,132	737

	First quarter	1,088	953

2001:	Fourth quarter	1,112	926

	Third quarter	1,259	885

	Second quarter	1,305	1,105

	First quarter	1,274	992

	(iii) The six most recent months

	February 2003, up to 10 February 2003	430	385

	January	539	385

	December 2002	640	487

	November	697	635

	October	685	506

	September	723	515

Note: Past performance of the ordinary shares, preference shares and related American Depositary Shares cannot be relied upon as a guide to future performance.

Major shareholders

As at 31 December 2002, Abbey National did not know, and had not been notified of any interest in the register maintained under Section 211 of the Companies Act, of any corporation, foreign government or other person that directly or indirectly owned a controlling interest in it.

As at 31 December 2002, Abbey National had no major shareholders, defined as owning 5% or more of the outstanding ordinary share capital. There have been no significant changes in the percentage ownership of major shareholders in the past three years.

There were 1,874,665 recorded holders of ordinary shares with UK addresses at 31 December 2002 whose shareholdings represented approximately 99.25% of total issued and outstanding ordinary shares on that date.

Exchange controls

There are currently no UK laws or regulations which would prevent capital transfers, dividend remittances or other payments to holders of Abbey Nationals’ securities who are non-UK residents.

Back to Contents

An investment in the Group’s ordinary shares involves a number of risks, certain of which are set forth below. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks concerning borrower credit quality and general economic conditions are inherent in the Group’s business
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of the Group’s assets and require an increase in the Group’s level of provisions for bad and doubtful debts. Deterioration in the UK economy could reduce the profit margins for the Group’s banking and financial services businesses.

Market risks associated with fluctuations in interest rates, foreign exchange rates, bond and equity prices and other market factors are inherent in the Group’s business
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK businesses.

The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios. In addition the Group is exposed to changes in the equity markets through its final salary pension scheme (closed to new entrants in 2002) and its life assurance funds including the requirement to maintain a minimum solvency margin.

The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations. See “Risk management” for a discussion of these risks.

Operational risks are inherent in the Group’s business
The Group’s businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, people and systems, or from external events that interrupt normal business operations. See “Risk management – Operational risk”.

The Group’s businesses are subject to substantial legislation, regulatory and governmental oversight.
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. Changes in supervision and regulation, in particular in the UK, could materially affect the Group’s business, the products and services offered or the value of assets. Although the Group works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Group. See “Supervision and regulation” for additional information.

Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisitions
The Group devotes substantial management and planning resources developing strategic plans for organic growth and identifying possible acquisitions. If the outcome of these plans do not match expectations, the Group’s earnings may not develop as forecast. In addition, the market for UK financial services and the other markets within which the Group operates are highly competitive; the Group’s ability to generate an appropriate return for its shareholders depends significantly upon management’s response to the competitive environment. See “Business overview – Competition” for additional information.

The Group’s insurance businesses are subject to inherent risks regarding claims provisions
Claims in the Group’s life assurance businesses may be higher than expected as a result of changing trends in claims experience arising from changes in demographic developments, mortality and morbidity rates and other factors outside the Group’s control. Such changes could affect the profitability of current and future insurance products and services.

Back to Contents

The following is a summary, under current law, of the principal UK and US federal income tax considerations relating to an investment by a US taxpayer in the Ordinary Shares, the Series A or B Non-cumulative Dollar-denominated Preference Shares, or the American Depositary Shares (ADSs) representing an interest in such shares (collectively, the “Shares”). This summary applies to you only if:

•	you are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of the Shares;

•	you hold the Shares as a capital asset for tax purposes; and

•	you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, and do not hold the Shares for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. You should consult your own tax advisers regarding the tax consequences of the acquisition, ownership, and disposition of the Shares in the light of your own particular circumstances.

In general, the UK and US federal income tax considerations relevant to an investment in the Shares will be similar to the considerations relevant to investments in equity securities issued by other UK corporations. With regard to UK taxation:

•	dividends that you receive on the Shares will not be subject to any UK withholding tax;

•	dispositions of Shares that you make will not give rise to any UK tax on chargeable gains;

•	no UK stamp duty or stamp duty reserve tax will be payable on a transfer of Shares in ADS form, provided, in the case of stamp duty, that the ADSs and any instrument of transfer are executed and remain at all times outside the United Kingdom; and

•	UK stamp duty or stamp duty reserve tax will generally be payable on a transfer of registered Shares in non-ADS form, and you should consult your own tax advisers with respect to this possibility.

With regard to US federal income taxation:

•	if you hold Shares in ADS form, you will be treated as holding the underlying shares for US federal income tax purposes, and deposits and withdrawals of shares in exchange for ADSs will not be taxable events;

•	you must include cash dividends paid on the Shares in ordinary income on the date that you or the ADS depositary receive them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt;

•	dispositions of Shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the Shares were held for more than one year; and

•	if you qualify for benefits under the current income tax convention between the United States and the United Kingdom, you may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of cash dividends that you receive on the Shares, so long as you make an election to include in your income, as an additional notional dividend, an amount equal to the tax credit. You should consult your own tax advisers with respect to this special foreign tax credit, and should note that the United States has signed, but not ratified, a new income tax convention with the United Kingdom that would eliminate this benefit.

Back to Contents

Addresses and phone numbers
Abbey National plc registered and principal office
Abbey National House,
2 Triton Square,
Regent’s Place
London
NW1 3AN

Registered Number 2294747
Registered in England

Shareholder Services
Abbey National
Shareholder Services
Carbrook House
5 Carbrook Hall Road
Sheffield
S9 2EG

Phone numbers:
Shareholder Services
0870 532 9430*

Share Price Information Line
0870 577 5525*

Abbey National Share Dealing Service
0845 602 3040†

*	Calls are charged at the national rate.
†	Calls are charged at the local rate.

To help us improve our service, we may record or monitor all calls.

Alternative Dividend Plan
The Alternative Dividend Plan (ADP) allows shareholders to receive their dividend as new shares in Abbey National rather than as a cash payment. The ADP means that shareholders in Abbey National can expand their holdings by acquiring new shares without incurring any share dealing costs normally associated with buying shares. For further information on the ADP and an application form, please contact Shareholder Services.

Amalgamating your shares
If you were mailed more than one copy of this Annual Report, it may be because Abbey National has more than one record of shareholdings in your name. To ensure that you do not receive duplicate mailings in future, you can have all your shares amalgamated into one account by contacting Shareholder Services.

Documents on display
Abbey National is subject to the information requirements of the US Securities and Exchange Act 1934. In accordance with these requirements, Abbey National files its Annual Report and other related documents with the SEC. These documents may be inspected by US investors at the SEC’s public reference rooms, which are located at Judiciary Plaza, 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference rooms can be obtained by calling the SEC on 1-800-SEC-0330.

Memorandum and Articles of Association
Abbey National’s Memorandum and Articles of Association are incorporated by reference to the Registration Statement on Form F-1 (No. 333-11320). Shareholders can obtain copies of the Abbey National’s Memorandum and Articles of Association from Abbey National’s registered office.

Web site
The Annual Report and Accounts is available on the Internet at www.abbeynational.com. You can register with Shareholder Services at www.abbeynational.com to stop receiving statutory communications through the post and we will send you notification, by e-mail, each time we put up a new shareholder report, Notice of Meeting or other investor communication on our web site.

Financial calendar

19 March 2003	Ex-dividend date

21 March 2003	Record date for final dividend

24 April 2003	Annual General Meeting, Barbican Centre, London

06 May 2003	Final dividend payment

30 July 2003	Interim results announced

20 August 2003	Ex-dividend date

22 August 2003	Record date for interim dividend

06 October 2003	Interim dividend payment

Back to Contents

Terms used	US equivalent or brief description of meaning

Allotted	Issued

Articles of Association	Bylaws

Attributable profit	Net income

Balance sheet	Statement of financial position

Bills	Notes

Called up share capital	Ordinary shares and preferred stock, issued and fully paid

Capital allowances	Tax depreciation allowances

Combined Code	UK-derived principles of good corporate governance and code of best practice

Creditors	Payables

Current account	Checking account

Dealing	Trading

Debtors	Receivables

Deferred tax	Deferred income tax

Depreciation	Write-down of tangible fixed assets over their estimated useful lives

Fees and commissions payable	Fees and commissions expense

Fees and commissions receivable	Fees and commissions income

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Interest payable	Interest expense

Interest receivable	Interest income

Loans and advances	Lendings

Loan capital	Long term debt

Long term assurance fund	Long term insurance fund

Net asset value	Book value

Nominal value	Par value

One-off	Non-recurring

Ordinary shares	Common stock

Overdraft	A line of credit established through a customer’s current account and contractually repayable on demand

Preference shares	Preferred stock

Premises	Real estate

Profit	Income

Profit and loss account	Income statement

Profit and loss account reserves	Retained earnings

Provisions	Allowances

Share capital	Ordinary shares, or common stock, and preferred stock

Shareholders’ funds	Stockholders’ equity

Share premium account	Additional paid-in capital

Shares in issue	Shares outstanding

Tangible fixed assets	Property, plant and equipment

Undistributable reserves	Restricted surplus

Write-offs	Charge-offs

Back to Contents

	Form 20-F item number and caption	Page

	P A R T I

1	Identity of Directors, Senior Management and Advisers	*

2	Offer Statistics and Expected Timetable	*

3	Key Information

	Selected Financial Data	161

	Capitalisation and Indebtedness	*

	Reasons for the Offer and use of Proceeds	*

	Exchange Rates	164

	Risk Factors	167

4	Information on the Company

	History and Development of the Company	7

	Business Overview	7

	Organisational Structure	7

	Property, Plant and Equipment	54

5	Operating and Financial Review and Prospects

	Operating Results	13

	Liquidity and Capital Resources	55

	Research and Development, Patents and Licenses, etc	Not applicable

	Trend Information	7

6	Directors, Senior Management and Employees

	Directors and Senior Management	68

	Compensation	78

	Board Practices	74

	Employees	71

	Share Ownership	83

7	Major Shareholders and Related Party Transactions

	Major Shareholders	166

	Related Party Transactions	83 and 140

	Interests of Experts and Counsel	*

8	Financial Information

	Consolidated Statements and Other Financial Information	92

	Significant Changes	13

9	The Offer and Listing

	Offer Listing and Details	*

	Plan of Distribution	*

	Share Price History	166

	Trading Markets	165

	Dilution	*

	Expenses of the Issue	*

Back to Contents

10	Additional Information

	Share Capital	*

	Memorandum and Articles of Association	*

	Material Contracts	39

	Exchange Controls	166

	Taxation	168

	Dividends and Paying Agents	*

	Statements by Experts	*

	Documents on Display	169

	Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures about Market Risk	63

12	Description of Securities Other Than Equity Securities

	Debt Securities	*

	Warrants and Rights	*

	Other Securities	*

	American Depositary Shares	*

P A R T I I

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights	Not applicable
of Security Holders and Use of Proceeds

15	Controls and Procedures	76

16	RESERVED	Not applicable

P A R T I I I

17	Financial Statements	Not applicable

18	Financial Statements	92

19	Exhibits	Filed with the SEC

* Not required for an Annual Report

Back to Contents

Published by Black Sun plc +44(0)20 7736 0011. Printed by Eclipse Colour Print.

Cover: Printed on Colorplan. All paper has been sourced from sustainable forest stocks. The pulp used contains up to 30% re-cycled fibre. All fibre is bleached using Elemental Chlorine Free (ECF) methods of Manufacture, the whites and creams are acid free. Text pages: The producer has the ISO 14001environmental management system accreditation. This material is recyclable and bio-degradable. This product complies with ISO 9706 Permanence of Paper. The Mill has ISO 9002 and 14001 Accreditation.

Back to Contents

Registered in England
Registered number: 2294747

The Abbey National Group

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

ABBEY NATIONAL plc

By

/s/ STEPHEN HESTER

Stephen Hester, Group Finance Director

Date: 25 February 2003

Back to Contents

EXHIBIT INDEX

Exhibits

1.1	Memorandum and Articles of Association of Abbey National *
1.2	Documents concerning Abbey National referred to within the Annual Report on Form 20-F 2002 may be inspected at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered office of the company
1.3	Consent of Deloitte & Touche **
1.4	Certificate pursuant to s302 of the Sarbanes-Oxley Act 2002

*	Incorporated by reference to the Registration Statement on Form F-1 (No. 333-11320)
**	Incorporated by reference to the Registration Statement on Form F-3 (No. 333-13146)