Form 20-F/A
period 2002-12-31
ABBEY NATIONAL PLC
filed 2003-05-02
CIK 1087711

SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No.1

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

Luqman Arnold and Stephen Hester have no entitlement to any additional payments in the case of termination of their contracts. The other executive directors have contracts that entitle them to receive an additional payment if they are made redundant. The payment is 3.25 weeks pay for each year of service. There are minimum payments based on service and a maximum payment of two years’ salary. If they are over 50 years old when they are made redundant they may also be entitled to an addition to their pensions. These enhanced redundancy terms are a long-standing term of their contracts and are the same as are offered to most other employees in the Company. They are not offered to new directors.

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