Form 20-F
period 2004-12-31
ABBEY NATIONAL PLC
filed 2005-06-15
CIK 1087711

SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-25670

Abbey National plc

(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
Non-cumulative Dollar-denominated Preference	New York Stock Exchange*
Shares of nominal value $0.01 each, Series B
American Depositary Shares,	New York Stock Exchange
each representing one Non-cumulative
Dollar-denominated Preference Share
of nominal value $0.01, Series B (ANBPRC)
7.25% Perpetual Subordinated Capital Securities	New York Stock Exchange
(SXA)
7.375% Perpetual Subordinated Capital Securities	New York Stock Exchange
(SXP)

* Not for trading, but only in connection with the listing of related American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of nominal value 10 pence each	None
10 3/8% Non-cumulative Preference Shares of nominal value £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value £1 each	125,000,000
7 3/8% Non-cumulative Dollar-denominated Preference Shares of nominal value $0.01 each, Series B	18,000,000

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑            No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐            Item 18 ☑

Business Review and Forward-looking statements

Chairman’s Statement

This was a year of unprecedented change for Abbey National plc (“Abbey”) culminating in the acquisition of Abbey by Banco Santander Central Hispano, S.A. The offer was recommended by the Boards of both companies and it became effective on 12 November 2004.

     2004 was the second year of a three-year turnaround plan involving a significant amount of reorganisation across the whole company - particularly in the first six months. At the same time we - like our peers - have had to prepare for and implement significant regulatory changes including rules governing mortgage lending. In addition, Abbey and its people also had to cope with the uncertainty and extra demands arising from the takeover activity.

     Given these challenges, Abbey produced a resilient set of results. At the start of 2004, I said that we had to be able to show tangible evidence of progress - both for our customers and our shareholders. For our customers we have improved the quality of the service and products that we offer - but accept that we can and must do better. For our shareholders, the value of the Banco Santander Central Hispano, S.A. offer represented a premium of circa 38% compared to the average share price in the three months prior to announcing the deal - and subsequently the strong performance in the Banco Santander Central Hispano, S.A. share price to the date of this report has increased this value further.

     Abbey returned to profit in 2004 after two successive years of losses even after incurring a further £564m of reorganisation costs and post acquisition charges. The risks within the Portfolio Business Unit have been substantially removed - and we have reached agreement with the Financial Services Authority in relation to the closed with-profits funds.

     There have been a number of changes to the management team since the completion of the sale of Abbey. Francisco Gómez-Roldán, formerly Finance Director of Banco Santander Central Hispano, S.A., is Abbey’s new Chief Executive. Francisco has held various senior posts with Banco Santander Central Hispano, S.A., including key roles in turning around the performance of two Spanish banks, Banesto and Argentaria. Since his appointment we have restructured the board - introducing a simpler structure with clearer lines of responsibility with increased prominence to risk and compliance. In February, Graeme Hardie, former Head of NatWest Retail Banking, joined the Board as Executive Director, Sales and Marketing, and in May, Paul Bradshaw joined Abbey as Head of Insurance and Asset Management. Nathan Bostock also joined the Board as Executive Director, Finance and Markets. We also have a new non-executive director team - with Keith Woodley and myself being joined by a number of highly experienced individuals from Banco Santander Central Hispano, S.A., and Andrew Longhurst, former Chairman of Cheltenham & Gloucester.

     I expect 2005 to be a good year for Abbey. I continue to be impressed by our people, and their resilience and willingness to rise to the challenge. We have clear priorities for 2005, set around cost reduction and sales productivity, whilst maintaining a strong focus on risk and compliance.

     Although there are still challenges ahead, and we will have to make some tough decisions, we are now in a strong position with the support of Grupo Santander to reaffirm Abbey’s position as one of the leading banks in the UK.

Lord Burns, Chairman

Business Review and Forward-looking Statements

Chief Executive’s Review

Overview

Abbey returned to profit, with resilient results given a year of change, and the impact of takeover activity on the business in the second half. Abbey is now emerging from a period of significant disruption, having tackled and removed serious risks that threatened the company’s prospects and future.

     There remains huge potential in Abbey’s core retail banking franchise — with about 18 million customers, the Abbey brand and strong market positions — there is scope for Abbey to reverse the underperformance in recent years and reaffirm its position as a leader in personal financial services in the UK. We need to do more with our existing customers — both in terms of retention and cross-selling more products that meet their needs.

     On 12 November 2004, the acquisition of Abbey by Banco Santander Central Hispano, S.A. was completed, making Abbey an important part of one of the largest global banking groups in the world. Abbey’s focus, like that of Grupo Santander is retail banking — working hard at the basics and aiming to improve sales and revenue performance across all our sales channels. At Executive level, we are completing a top class team and are confident we will demonstrate good progress throughout 2005.

Key financial highlights:

>	statutory profit before tax of £273m (2003: a loss of £(686)m), and a profit attributable to ordinary shareholders of £32m (2003: a loss of £(759)m);

>	statutory profit before tax for Personal Financial Services of £250m (2003: £235m);

>	trading profit before tax for Personal Financial Services of £814m compared with £1,021m in 2003, with the decline largely attributable to a narrowing of the Personal Financial Services Spread by 30 basis points;

>	excluding restructuring charges, trading cost growth was restrained to below inflation;

>	credit quality remains excellent, with no significant signs of deterioration on either the secured or unsecured loan portfolios;

>	a Personal Financial Services trading cost:income ratio of 61.5% and return on equity of 12.1%;

>	non-trading charges of £564m include £321m of reorganisation costs incurred through 2004, and a further £243m of post-acquisition charges;

>	total customer loans of £94.3bn, up 4% on last year;

>	the Portfolio Business Unit assets have further reduced by 62% to £4.7bn, now less than 10% of the original £60bn, and a statutory profit reported for 2004; and

>	capital ratios remain strong, with an equity tier 1 ratio of 7.0%.

New business flows in 2004 were mixed, with mortgage new business and investment sales lower than in 2003, but with a turnaround in savings inflows building momentum, and good performances in terms of unsecured lending and bank account openings.

     During the latter part of 2004 signs of revenue stabilisation have been apparent, but the outlook on revenues for 2005 remains tough. Against this backdrop we will work to improve sales productivity while at the same time reducing costs.

Rebranding:

In February, we also announced the alignment of the Abbey corporate identity with the global identity used by Grupo Santander across 40 countries. The familiar Abbey brand name will continue to be used with Grupo Santander’s flame symbol, showing that Abbey is now part of a strong and dynamic group. The focus on improving the customer experience remains – we want to make banking an easier and better experience.

Strategic Outline

Priorities for 2005:

>	improving sales performance and productivity;

>	stabilising revenue trends in mortgages and savings, and positioning the Personal Financial Services business for revenue growth in 2006;

>	significant cost base reductions; and

>	maintaining a strong focus on risk and compliance.

Business Review and Forward-looking Statements

Chief Executive’s Review

Improving sales performance and productivity:

Key to unlocking the potential in the Abbey customer franchise is improving sales performance and productivity across all sales channels — branch, telephone, electronic and intermediary.

Work is underway to:

>	increase the number and quality of customer-facing employees;

>	introduce a new incentive scheme more closely linked to performance and quality of service;

>	introduce new minimum sales performance standards;

>	improve local management information, particularly in branches, to increase local accountability;

>	rebrand and refurbish branches, commencing from May; and

>	ensure that all call centres can advise and sell across a wider range of Personal Financial Services products – with a seamless link with the branches to assist in terms of retention.

The intermediary channel remains an important part of Abbey’s plans for delivering growth, with the priority on improving service levels, particularly for our main Independent Financial Adviser relationships, including enhancing our online capability and tailoring products exclusively for the Independent Financial Adviser channel.

Revenues:

In 2005, the aim is to stabilise mortgage and savings income, with retaining existing customers a key driver of value. In terms of new business we are targeting an improvement in mortgage sales trends through all channels. In the future, Abbey will compete more effectively in its core markets, and over the next 18 months, we will continue to develop higher margin products such as large loans, buy-to-let and new build.

     In savings, the focus continues to be to rebuild the profitable branch-based franchise, in addition to using electronic channels.

     Outside mortgages and savings, improvements are expected in 2005 across most product areas. In particular, we expect to make progress in rebuilding investment sales with the first step being a new range launched in March, focusing on capital guaranteed offers that use our structuring capability in Abbey Financial Markets. We are also developing plans to boost our unsecured lending, general insurance and Small and Medium Enterprise operations.

Tackling the cost base:

The first phase of work to reduce Abbey’s cost base is underway, including:

>	removing 4,000 roles by the end of the year. The vast majority of the roles removed to date relate to back-office functions without affecting our risk and compliance capability;

>	cancellation of 60% of projects, that do not relate to Partenon, Grupo Santander’s information technology platform. This is without damaging revenue prospects; and

>	introduction of a new management team with specific responsibility to control the cost base.

In 2005, the programme of site rationalisation will be accelerated, focusing on reducing the number of call centres in the UK (currently 25), and supported by the development of a single telephony platform.

     The other component of the first phase of cost reduction involves a project spanning 10 workstreams focusing on business and process re-engineering, with benefits expected to increase from 2006.

     The second phase of cost reduction involves the rollout, from late in 2006, of Partenon, and detailed plans are now in place.

Measuring Abbey’s progress:

We remain confident of achieving the published revenue and cost synergies:

>	£150m of revenue synergies by 2007 with momentum from 2006; and

>	a run-rate of £200m gross cost savings by the end of 2006, rising to £300m by 2007.

During the course of 2005 we expect to be able to demonstrate evidence of:

>	increased numbers of customer facing staff;

>	increased staffing levels dedicated to sell;

>	reduced new joiner staff turnover;

>	improved sales performance across all channels;

>	improved market share trends across the range of Personal Financial Services products;

>	successful product launches;

>	further site closures; and

>	4,000 roles removed across the business.

In terms of financial performance during 2005, we are targeting to:

>	stabilise Personal Financial Services trading revenue trends on an underlying basis;

>	accelerate cost savings, with a cost reduction in 2005 of £150m instead of the £100m originally targeted; and

Business Review and Forward-looking Statements

Chief Executive’s Review

>	reduce reorganisation charges, which will be in line with previous guidance of circa £150m per year, in addition to which, there will be some ongoing spend associated with regulatory change.

2004 marked the year that Abbey returned to profit. This business has huge potential. We can now realise this using Santander’s strength and placing a strong emphasis on execution.

Francisco Gómez-Roldán
Chief Executive

Business review and forward-looking statements

Forward-looking statements

Abbey may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Abbey relies in making such disclosures. Examples of such forward-looking statements include, but are not limited to:

>	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

>	statements of plans, objectives or goals of Abbey or its management, including those related to products or services;

>	statements of future economic performance; and

>	statements of assumptions underlying such statements.

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

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Abbey or on Abbey’s behalf. These factors include:

>	inflation, interest rate, exchange rate, market and monetary fluctuations;

>	the effect of, and changes to, regulation and government policy;

>	the effects of competition in the geographic and business areas in which Abbey conducts operations;

>	changes in consumer spending, saving and borrowing habits in the United Kingdom and in other countries in which Abbey conducts operations;

>	the effects of changes in laws, regulations, taxation or accounting standards or practices;

>	the ability to increase market share and control expenses;

>	the timely development of and acceptance of new products and services of Abbey and the perceived overall value of these products and services by users;

>	acquisitions and disposals;

>	technological changes;

>	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which Abbey conducts operations; and

>	Abbey’s success at managing the risks of the foregoing.

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

Operating and Financial Review

Business Overview

This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking statements” on page 6.

General

Abbey National plc (“Abbey”) and its subsidiaries operate primarily in the UK, and from 12 November 2004 form part of Grupo Santander. Abbey is a significant financial services provider in the UK, being the second largest residential mortgage lender, third largest savings brand, and operates across the full range of personal financial services serving circa 18 million customers. Grupo Santander is Europe’s largest banking group with 5,900 branches in 15 countries and is one of the world’s 10 largest banks by market capitalisation.

     The principal executive office and the registered office of Abbey National plc and Abbey National Treasury Services plc is Abbey House, 2 Triton Square, Regent’s Place, London NW1 3AN. The telephone number of Abbey is +44-(0)870-607-6000. The designated agent for service of process on Abbey National plc in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, NY 10011. Please see “Operating and Financial review – Tangible fixed assets” for further information regarding Abbey’s properties.

Summary history of Abbey National plc

The Abbey National Building Society (the Society) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey and this is the name we use in this Annual Report and Accounts. During 2004, Abbey was acquired by Banco Santander Central Hispano, S.A. The transaction was recommended by the Board of Abbey, and via a scheme of arrangement became effective on 12 November 2004.

Corporate purpose and strategy

Abbey’s purpose and goal is to maximise value for the shareholders of Banco Santander Central Hispano, S.A., focusing on the provision of personal financial services in the UK.

     Over the last two years, Abbey has made good progress in restructuring the business — exiting the large majority of £60bn of assets and businesses that were deemed non-core and investing in the ongoing Personal Financial Services operations. As part of Grupo Santander, this programme will be accelerated. Priorities for 2005 are delivering material further cost savings, improving sales productivity in Abbey’s sales channels, and positioning the bank for a return to revenue growth.

     From a Banco Santander Central Hispano, S.A. perspective, the acquisition of Abbey reflects its confidence in being able to accelerate Abbey’s turnaround, as well as providing a platform for growth in the UK and improving its global diversification and balance.

Executive Responsibility

Following the completion of the acquisition by Banco Santander Central Hispano, S.A., a new organisational structure is being implemented with a revised set of executive responsibilities.

     The new management structure, announced in November 2004, is headed by Francisco Gómez-Roldán (Chief Executive). Francisco was previously Finance Director of Banco Santander Central Hispano, S.A., before which he held a variety of other senior positions in Banco Santander Central Hispano, S.A.

     The new structure has the following divisions:

>	Sales and Marketing - responsible for all direct sales (branches, telephone, internet banking) and intermediary channels. Also responsible for marketing including product design and pricing, branding and advertising. This role combines the previous Customer Sales and Customer Propositions functions. Graeme Hardie, former head of Natwest retail customer sales, joined Abbey and was appointed to the Board in February 2005 to head this division.

>	Insurance and Asset Management - responsible for the long-term savings and general insurance business together with the asset management activities of the Group. This is a new division reflecting the importance of these markets to Abbey and is headed by Paul Bradshaw who joined Abbey in May 2005.

>	Manufacturing - responsible for all information technology and operations activity (including service centres). This is a new division that combines the previous Customer Operations and Information Technology divisions, and is headed by Tony Wyatt.

>	Finance and Markets - this is a new division that comprises Abbey Financial Markets, Finance and the Portfolio Business Unit, and is headed by Nathan Bostock.

>	Human Resources - responsible for all human resources strategy and personnel support. This division is headed by Priscilla Vacassin.

>	Risk - responsible for ensuring that the Board and senior management team of Abbey are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. This division is headed by Ian Jenkins.

     These divisions are supported by four central units — Compliance, Communications, Legal, Secretariat and Tax, and Strategy and Planning.

Operating and Financial Review

Business Overview

Competition

Competitive environment and future trends

Abbey’s main competitors are established UK banks, building societies and insurance companies and other providers such as supermarket chains and large retailers.

     In recent years, customer access, choice and mobility have all increased, as has the extent of regulation. The market is competitive, driven largely by market incumbents.

Competition outlook

Management is confident of Abbey’s strength and potential in its core personal financial services markets, and the potential to improve business performance.

Personal Financial Services

The overview of Personal Financial Services set out below reflects the reporting structure in place during 2004 on which the segmental information has been presented.

Banking and Savings

Residential mortgages

Abbey is the second largest provider of residential mortgages in the UK, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers. Mortgage loans are offered in two payment types. Repayment mortgages require both principal and interest to be repaid in monthly installments over the life of the mortgage. Interest-only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term (which can be arranged via a number of investment products including Individual Savings Accounts and pension policies, or by the sale of the property).

     Abbey’s mortgage loans are usually secured by a first mortgage over property and are typically arranged for a 25-year term, with no minimum term. Historically interest on mortgage loans has been charged at floating rates determined at the discretion of Abbey by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally for between two and five years, after which they bear interest at floating rates.

     In common with the market, an increasing proportion of new business in recent years has been through trackers that track the Bank of England base rate. More recently, a proportion of new loans are flexible mortgages, allowing the customer to vary their monthly payments, or take payment holidays, within predetermined criteria.

Savings

Abbey provides a wide range of retail savings accounts, including on-demand accounts, notice accounts, investment accounts and Individual Savings Accounts. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.

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

Abbey National Offshore

Abbey National International Limited, the principal offshore company, uses the Abbey Offshore brand. Abbey National International Limited’s head office is in Jersey and it has an operational centre in the Isle of Man. Abbey National International Limited’s focus is on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro.

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

cahoot

cahoot is Abbey’s separately branded, e-commerce retail banking and financial services provider. cahoot targets customers who wish to access banking services either through the internet or telephone.

Operating and Financial Review

Business Overview continued

Investment and Protection

The UK life insurance industry consists of three principal segments: protection, investment and savings, and pensions.

>	Protection. The traditional form of protection policy, known as term insurance, provides a lump sum benefit payable on death within a specified term. Policies are also available to provide protection against critical illness and disability.

>	Investment and savings. Investment bonds, with-profit bonds, structured products, unit trusts, Individual Savings Accounts and endowment life insurance policies are included in this category.

>	Pensions. In the UK pensions are a tax-efficient way of saving to provide benefits on retirement. This is a result of the tax deductibility of contributions made and the generally tax-free growth granted to pension funds.

The polarised regime for investment sales is being removed in 2005. Abbey is in the process of making the mandatory changes to comply with the new regime but will continue to sell only its own products for the time being while continuing to review the opportunities that depolarisation presents, for example, gap filling.

     Abbey National Life, and its related subsidiary companies distribute via the marketing associate route, whereby the associate is required to recommend the most suitable products from the product range of the companies for which it acts as associate as well as via the Independent Financial Adviser route in the UK. Independent Financial Advisers must provide suitable advice on the complete product range that exists in the market place.

     Abbey National Life provides a wide range of products including pension, protection and investment products.

     The subsidiaries of Abbey National Life are Abbey National Unit Trust Managers Limited which manages a range of Unit Trusts and Abbey National Personal Equity Plans and Individual Savings Accounts Managers Limited which manages the Personal Equity Plans and Individual Savings Accounts businesses of Abbey. The trustees of the unit trusts changed during the last quarter of 2004 from Citicorp and HSBC to Royal Bank of Scotland Trustee and Depository Services Limited and the investment manager up to January 2004 was Abbey National Asset Managers. On 22 January 2004 Abbey announced that it was transferring certain of its fund management activities to a number of external fund managers.

     Scottish Mutual Assurance plc distributes principally via the Independent Financial Adviser route in the UK. Scottish Mutual Assurance plc and its predecessors have been in the insurance business since 1883. Scottish Mutual provides a broad range of products including personal pensions, single premium products such as investment bonds annuities and products to cover death, critical illness and disability. Since the acquisition of Scottish Provident in 2001, its operations have been combined with Abbey’s other life assurance operations, realising cost synergies. New conventional protection business sold under the Scottish Provident brand in the UK is written into Scottish Mutual Assurance plc.

General Insurance

The range of non-life insurance products sold by Abbey includes property (buildings and contents) and payment protection. Residential home insurance remains the primary type of policy sold and is offered to customers through the branch network and over the telephone, often at the same time that a mortgage is being taken out.

     The business model currently uses a panel of competing insurers to offer a wider choice of products and more competitive retail pricing. In addition, Capita Eastgate and Cap Gemini are responsible for the management and development of new systems to support the general insurance business whilst the servicing of policies was outsourced to Capita Eastgate and some claims administration to Aviva plc. The process of fully implementing these arrangements and new systems is nearing completion.

     During 2004, Abbey ceased offering motor and travel insurance.

Abbey Financial Markets (formerly Treasury Services)

Abbey Financial Markets is now structured into the following three business areas:

Asset and Liability Management

Asset and Liability Management is responsible for managing the structural liquidity of the bank. This includes Abbey’s capital management activities and medium and long-term funding, including Abbey’s securitisation programme. It manages Abbey’s product and structural exposure to interest rates and, in that role, is a link between the retail and wholesale banking areas. Asset and Liability Management helps set and implement Board, Asset and Liability Committee and Risk Committee policies for all aspects of balance sheet management – formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. In carrying out its financing role, it maintains many relationships in the financial world which are utilised by other parts of the organisation, including the Personal Financial Services businesses and the two customer-facing Abbey Financial Markets businesses.

Derivatives and Structured Products

Derivatives and Structured Products cover equity, fixed income and credit derivative activities including the manufacture of structured products sold to retail customers by Abbey and other financial services organisations.

Short-Term Markets

Short-Term Markets is responsible for managing the operating liquidity of the bank. It runs Abbey’s short-term funding and liquidity management activities and the securities lending/borrowing and repo businesses. Short-Term Markets focuses on managing Abbey’s liquidity, within the overall balance sheet management framework set by Asset and Liability Management, which also creates trading opportunities. Additionally, Short-Term Markets operates in several international non-cash markets, in particular the stock borrowing and lending repo markets. It has retained a US office, to facilitate Abbey’s short-term multi-currency fund raising.

Operating and Financial Review

Business Overview continued

Financing

Abbey Financial Markets continued to raise funding during the year, across the maturity spectrum and in a diverse range of currencies and instruments, but raised no new capital in 2004.

Major debt issuance programs managed by Abbey Financial Markets(1):

Programme	Outstanding at 31 December 2004	Comments

$15bn medium-term notes	$10.5bn	Issued in European markets
$7bn U.S. medium-term notes	$1.6bn	Issued in the United States
$4bn commercial paper	$0.7bn	Issued in European markets
$20bn U.S. commercial paper (2)	$2.5bn	Issued in the United States

(1)	Securities issued by Abbey National Treasury Services plc unless otherwise stated.

(2)	Managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey.

Abbey first registered with the Securities and Exchange Commission in October 1994. Abbey National plc, Abbey National Treasury Services plc and Abbey National First Capital B.V. have registered various shelf facilities with the Securities and Exchange Commission, the most recent being in February 2001, permitting preference shares and debt securities, including medium-term notes and other subordinated securities, to be issued from the date of registration in an aggregate principal amount of approximately $7bn.

     Under the shelf facility registered with the SEC, Abbey National Treasury Services plc may issue senior debt securities, and Abbey National plc and Abbey National First Capital B.V. may issue subordinated debt securities. Abbey acts as guarantor on a senior basis of the debt securities issued by Abbey National Treasury Services plc, and as guarantor on a subordinated basis of the debt securities issued by Abbey National First Capital B.V. Various other entities within the Abbey group of companies may issue other subordinated securities under the shelf facility.

     At 31 December 2004, the aggregate amount of outstanding claims of creditors senior to the holders of subordinated debt of the following entities (and in the case of Abbey, senior to the holders of subordinated debt guaranteed by Abbey) was as follows:

Abbey and its subsidiaries	£158,223m

Abbey National plc	£87,401m

At 31 December 2004, the aggregate amount of outstanding claims of creditors of the following entities that will rank pari passu with the subordinated debt issued by those entities (and, in the case of Abbey, with the subordinated debt guaranteed by Abbey) was as follows:

Abbey National plc	£6,395m

In March 2004 there was a further issue through a new issue under Abbey’s UK Residential Mortgage Backed Securitisation programme, Holmes Financing Master Trust, bringing the total issuance under the programme to £20.6bn, (of which £15.1bn is outstanding). The terms and conditions of the underlying mortgages remain unaffected by the securitisation process.

     See also “Liquidity sources”.

Group Infrastructure

Group Infrastructure comprises Central Services, Financial Holdings (which contains the earnings on the difference between Abbey’s statutory capital and the target regulatory capital allocated to segments), and the results of certain small non-core businesses.

Portfolio Business Unit

The Portfolio Business Unit originally comprised a number of businesses, assets and portfolios that were deemed inconsistent with the new strategy focusing on personal financial services in the UK. Of the £60bn of assets that existed at the start of the programme, now only £4.7bn remains including finance leases, operating leases (principally Porterbrook), Motor Finance and Litigation Funding.

Operating and Financial Review

Operating Review – Summary

The results discussed below are not necessarily indicative of Abbey’s results in future periods. The following information contains certain forward-looking statements. For a discussion of certain cautionary statements relating to forward-looking statements, see “Forward-looking Statements” on page 6.

     The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this document. The Consolidated Financial Statements are prepared in accordance with UK GAAP, which varies in certain significant respects from US GAAP. A discussion of such differences can be found in the “Other Material Items” section of the Operating and Financial Review and a reconciliation of certain UK GAAP amounts to US GAAP is included in note 61 of the Consolidated Financial Statements.

Executive summary

Abbey has prepared this Operating and Financial Review in a manner consistent with the way management views Abbey’s business as a whole. As a result Abbey presents the following key sections to the Operating and Financial Review:

>	Operating review summary - this contains an explanation of the basis of Abbey’s results and any potential changes to that basis in the future, a summary Consolidated Statutory Profit and Loss with commentary, a summary Consolidated Statutory Profit and Loss analysed between Personal Financial Services and the Portfolio Business Unit, and a summary of the nature of adjustments between our statutory basis of accounting and Abbey’s management basis of accounting (known as the “trading” basis);

>	Personal Financial Services - this contains a summary of the results, and commentary thereon, by profit and loss line item on a trading basis for each segment. Additional detailed information is provided for certain segments such as the Banking and Savings and Investment and Protection segments due to the significance of their impact on Abbey’s results;

>	Portfolio Business Unit - this contains a summary of the results and commentary thereon on a management basis for each segment. Additional detailed information is provided on the assets (and relevant provisions) of the Portfolio Business Unit due to these businesses being managed for exit;

>	Other Material Items - this contains detailed information about the statutory to trading basis adjustments. It also contains details of the differences between UK GAAP and US GAAP and the movements therein; and

>	Balance Sheet Review - this contains an analysis of Abbey’s balance sheet as a whole, including:

>	Capital disclosures - this contains an analysis of Abbey’s capital needs and availability;

>	Off-Balance Sheet disclosures - this contains a summary of Abbey’s off-balance sheet arrangements, their business purpose, and importance to Abbey; and

>	Liquidity disclosures - this contains an analysis of Abbey’s sources and uses of liquidity and recent cashflows.

Basis of results presentation

Results are disclosed to reflect the segmental structure of the group and which is as follows:

>	Banking and Savings;

>	Investment and Protection;

>	Abbey Financial Markets;

>	General Insurance;

>	Group Infrastructure;

>	Wholesale Banking;

>	Motor Finance and Litigation Funding, (formerly First National); and

>	Other.

This report reflects the split of Abbey between the ongoing Personal Financial Services businesses, and those being managed for exit in the Portfolio Business Unit.

     The Banking and Savings, Investment and Protection, General Insurance, Abbey Financial Markets and Group Infrastructure segments represent the Personal Financial Services businesses. The Wholesale Banking, Motor Finance and Litigation Funding and Other segments represent the Portfolio Business Unit.

Critical factors affecting results

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

(a) Provisions for bad and doubtful debts

Abbey estimates provisions for bad and doubtful debts with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with loans and advances to banks and loans and advances to customers. The calculation of specific provisions on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. General provisions are

Operating and Financial Review

Operating Review - Summary continued

determined based on historic experience, general credit and lending quality, and current or near-future economic prospects. These determinations are supplemented by various formulaic calculations and the application of management judgement. Abbey considers accounting estimates related to provisions for bad and doubtful debts “critical accounting estimates” because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between Abbey’s estimated losses (as reflected in the specific and general provisions) and actual losses will require Abbey to take provisions which, if significantly different, could have a material impact on its future Profit and Loss Account and its Balance Sheet. Abbey’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

     Provisions for bad and doubtful debts, less amounts released and recoveries of amounts written off in previous years, are charged to the line item “Provisions for bad and doubtful debts” in the Profit and Loss Account. The specific and general provisions are deducted from the “Loans and advances to banks” and the “Loans and advances to customers” line items on the balance sheet. If Abbey believes that additions to the allowance for such credit losses are required, then Abbey records additional provisions for credit losses, which would be treated as a charge in the line item “Provisions for bad and doubtful debts” in the Profit and Loss Account. For US GAAP reporting purposes, allowances for lending losses related to loans within the scope of SFAS 114 “Accounting by Creditors for Impairment of a Loan,” are determined based on the present value of expected future cash flows discounted at the loan’s effective rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent. Credit exposures that are deemed to be uncollectable and credit losses, net of recoveries of previously written off amounts, are first allocated against the cumulative Provisions for bad and doubtful debts, with any difference charged or credited to the line item “Provisions for bad and doubtful debts” within the Profit and Loss Account.

     Abbey could have chosen, in the current period, estimates that would have had a materially different impact on its financial presentation. For example, the financial statements for the year ended 31 December 2004 include a provision charge for bad and doubtful debts in the Banking and Savings segment for an amount equal to £35m. This provision was reduced (in 2003 it was £130m), reflecting both favourable economic conditions through 2004 resulting in lower defaults and write-offs, and improvements to the overall quality of the lending portfolio as a result of effective risk management and debt management operations.

     In calculating the general provisions within the Banking and Savings segment, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook. Had management used different assumptions regarding the current economic outlook, a larger or smaller provision for bad and doubtful debts would have resulted in the Banking and Savings segment that could have had a material impact on Abbey’s reported operating profit in 2004. Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the provision charge for bad and doubtful debts in the Banking and Savings segment could have decreased in 2004 from an actual provision charge of £35m (2003: £130m) by as much as £15m (2003: £124m), with a potential corresponding increase in Abbey’s operating profit in 2004 of up to 6% (2003: 19%), or increased by £87m (2003: £20m), with a potential corresponding decrease in Abbey’s operating profit in 2004 of up to 32% (2003: 3%). The actual provision charge of £35m (2003: £130m) in 2004, was based on what management estimated to be the most probable economic outlook within the range of reasonably possible economic outlooks.

(b) Trading securities and derivatives

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

     Abbey considers that the accounting estimate related to valuation of trading securities and derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its Balance Sheet as well as its net profit/(loss) could be material.

     Changes in the valuation of trading securities and derivatives where quoted market prices are not available are accounted for in the line item “Dealing profits” in the Profit and Loss Account and the “Other assets” and “Other liabilities” line items in Abbey’s balance sheet.

Operating and Financial Review

Operating Review - Summary continued

Abbey could have chosen, in the current period, estimates that would have had a materially different impact on its financial presentation. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of trading securities and derivatives where quoted market prices are not available would have resulted that could have had a material impact on Abbey’s reported operating profit in 2004.

     For details of our US GAAP accounting policy refer to Note 58 of the financial statements.

(c) Long-term assurance business

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

(d) Impairment of goodwill

The carrying value of goodwill is stated at cost less accumulated amortisation. The carrying value of goodwill is written down by the amount of any impairment, and the loss is recognised in the Profit and Loss Account in the period in which this occurs. Should an external event reverse the effects of a previous impairment, the carrying value of the goodwill may be written up to a value no higher than the original amortised cost. Impairments are calculated with reference to the discounted cash flows of the entity or income-generating unit. Assumptions about expected future cash flows require management to make assumptions about interest rates, the health of the economy and operating costs. This involves significant judgement because such factors have fluctuated in the past and are expected to continue to do so.

     Abbey considers that the accounting estimate related to impairment of goodwill is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows, interest rates, the health of the economy and operating costs, and (ii) the impact that recognising a goodwill impairment charge would have on the assets reported on its Balance Sheet as well as on its net profit/(loss) could be material.

     Goodwill impairment charges are accounted for in the line item “Impairment of goodwill” in the Profit and Loss Account and the “Intangible fixed assets” line item in the Balance Sheet.

     Abbey could have chosen, in the current period, estimates that would have had a materially different impact on its financial presentation. Had management used different assumptions regarding the future cash flows, interest rates, the health of the economy and operating costs, a goodwill impairment charge would have resulted that could have had a material impact on Abbey’s reported operating profit in 2004.

(e) Provisions for misselling

Abbey estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation and costs relating to the handling of complaints from customers who claim misselling of endowment policies and other products. The calculation of provisions for misselling is based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on management’s estimate for each of these three factors.

     Abbey considers accounting estimates related to misselling provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period in the three factors above, and (ii) any significant difference between Abbey’s estimated losses as reflected in the specific provisions and actual losses will require Abbey to take provisions which, if significantly different, could have a material impact on its future Profit and Loss Account and its Balance Sheet. Abbey’s assumptions about estimated losses are based on past claims uphold rates, past customer behaviour, and past average settlements, which are not necessarily an indication of future losses.

     Provisions for misselling are charged to the line item “Provisions for contingent liabilities and commitments” in the Profit and Loss Account. The provision is included in the “Provisions for liabilities and charges” line item on the balance sheet. If Abbey believes that additions to the misselling provision are required, then Abbey records additional provisions, which would be treated as a charge in the line item “Provisions for contingent liabilities and commitments” in the Profit and Loss Account.

     The financial statements for the year ended 31 December 2004 include a provision charge for misselling in the Banking and Savings segment for an amount equal to £153m. This provision was increased (in 2003 it was £61m), reflecting both increased claims and claims upheld.

Operating and Financial Review

Operating Review - Summary continued

In calculating the misselling provision within the Banking and Savings segment, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Had management used different assumptions regarding these factors, a larger or smaller provision for misselling would have resulted in the Banking and Savings segment that could have had a material impact on Abbey’s reported operating profit in 2004. Management are not, however, able to quantify reliably a meaningful sensitivity or range of possible outcomes. Specifically, due to the non-homogenous nature of the population, any of the factors could change in a way that could either offset or amplify the effect of a change in another factor.

Change in accounting presentation

From 1 January 2004, within Abbey Financial Markets there has been a presentational change such that interest on mark-to-market securities and money market instruments is now classified within dealing profits (in non-interest income) rather than in net interest income. This has no impact on profit. In the 12 months to 31 December 2003 this change resulted in reclassification of £86m (2002: £105m) from net interest income and the comparatives for that period have been amended to reflect this change.

Profit on disposal of Group undertakings

Profits of £46m were made in the year ended 31 December 2004 on the disposal of Group undertakings.

Significant acquisitions and disposals

The results for the year ended 31 December 2004 have not been materially impacted by the disposals. There were no significant acquisitions in the year.

Current and future accounting developments

Abbey, along with all listed companies in the European Union, will be required to prepare its financial statements under International Financial Reporting Standards (sometimes referred to as International Accounting Standards) from 1 January 2005. These standards represent a significant change from UK GAAP.

Operating and Financial Review

Operating Review - Summary continued

Impact of International Financial Reporting Standards (IFRS)

The impacts below are based on the standards currently in issue and management’s current interpretations of them. As such, the impacts discussed are indicative and intended only to convey direction and approximate scale. These impacts are unaudited. The main standards affecting Abbey are outlined below.

IAS 19 - Pensions - An equity charge will reflect the actuarial pension deficit being recognised on the balance sheet. The profit before tax impact in 2004 is not material since the increased pension charge after applying a discount rate to liabilities is offset by adding back the release of existing SSAP 24 accruals. The increase in ongoing pension costs should be substantially offset by the forecast level of full-time employee reductions following the Banco Santander Central Hispano, S.A. acquisition.

     From a regulatory perspective, the IAS equity impact will be substituted with a charge based on the amount of the pension fund deficit that the company would have to meet by way of additional payments (over-and-above “normal” annual contributions) over the next five years.

IAS 16 and 17 - Leasing - These standards require leased assets to be depreciated on a straight-line basis over the estimated useful life. Abbey currently uses an actuarial after tax method for the majority of the leased assets. The straight-line method generally leads to higher depreciation over the early part of the asset’s life and consequently leads to reduction in opening equity. The effect of this higher depreciation on the 2004 profit and loss is largely offset by the increased profit on sale of leasing companies during the year.

IAS 38 - Software capitalisation - The standard requires software costs to be capitalised and amortised rather than expensed immediately. The amounts previously capitalised have been impaired following the Banco Santander Central Hispano, S.A. acquisition and well documented information technology improvements that are expected to follow. On an ongoing basis, this impairment should lead to a minimal impact on earnings.

IFRS 2 - Stock option expensing - The treatment of share options granted to staff by subsidiaries in the shares of the parent is still being finalised by International Financial Reporting Interpretation Committee (IFRIC). The present guidance is that a subsidiary should treat such options as “cash settled” in the subsidiary accounts, whereas in the parent accounts such options should be treated as “equity settled”.

     Abbey became a subsidiary of Banco Santander Central Hispano, S.A. in 2004, and at that time a number of options in the shares of Abbey were rolled over into Banco Santander Central Hispano, S.A. shares. The profit and loss treatment of this change is yet to be clarified, but the cumulative effect will be included as an equity adjustment.

IFRS 4 and IAS 39 - Life assurance - Under IFRS 4 contracts that are largely investment in nature (do not contain significant insurance risk) will be accounted for as financial instruments under IAS 39. Whilst discounted value of future profits will no longer be recognised in respect of products classified as investment contracts, companies may recognise particular deferred acquisition cost. However, the acquisition costs that are deferrable under IAS are limited, and the deferred acquisition cost asset recognised will be significantly lower than discounted value of future profits reported.

     There is no requirement for a statutory restatement of 2004 earnings. Going forward, there will be the positive effect of no longer recognising prior period’s discounted value of future profits on investment business, partly offset by the impact of not recognising discounted value of future profits on new investment business. The impact is currently anticipated to be relatively small which reflects Abbey’s current view that most of the existing book does contain an element of insurance risk. However, industry consensus is still being finalised on the precise split of products between insurance and investment, and this could alter the adjustment.

IAS 39 - Non-trading derivatives - Abbey’s hedging business model has been substantially changed with the aim of minimising the impact of IAS 39. In future Abbey expects a modest increase in earnings volatility arising in this respect.

IAS 39 - Fees and commissions - This represents the impact of origination fees receivable on loans (booking/application fees, high loan-to-value fees, survey fees), early redemption fees receivable, and directly related incremental costs of originating loans (survey fees and introducer commissions on mortgages, and issue costs on floating rate notes in special purpose vehicles) being deferred and recognised in income over the expected life of the loan on an effective yield basis.

IAS 39 - Derecognition of liabilities - The standard allows liabilities to be derecognised only when legally extinguished. An equity adjustment will represent the reinstating of certain liabilities to their original contractual values. This standard is not expected to have any impact on 2005 earnings relative to 2004.

IAS 32 - Preference shares - Preference shares will be classified as debt, and coupon payments reflected as interest payable rather than dividends.

Operating and Financial Review

Operating Review - Summary continued

Group summary

Summarised consolidated statutory Profit and Loss Account and selected ratios

		31 December 2003		31 December 2002
	31 December 2004	(restated)		(restated)
	£m	£m		£m

Net interest income (1)	1,530	2,062		2,584
Non-interest income (1)	1,114	370		916

Total operating income	2,644	2,432		3,500
Administrative expenses and depreciation on fixed assets	(2,134)	(2,126)		(1,955)
Goodwill impairment and amortisation	(20)	(38)		(1,202)
Depreciation and impairment on operating lease assets	(151)	(251)		(280)
Provision for bad and doubtful debts	35	(474)		(514)
Provisions for contingent liabilities and commitments	(202)	(104)		(50)
Amounts written off fixed asset investments	80	(193)		(511)

Operating profit/(loss)	252	(754)		(1,012)
Income from associated undertakings	6	12		17
Profit on disposal of Group undertakings	46	89		48
(Loss) on the sale or termination of an operation	(31)	(33)		–

Profit/(loss) on ordinary activities before tax	273	(686)		(947)

Tax on profit/(loss) on ordinary activities	(144)	42		(152)

Profit/(loss) on ordinary activities after tax	129	(644)		(1,099)

Earnings/(loss) per ordinary share	2.2p	(52.4	)p	(84.8	)p

Dividend per ordinary share	39.3p	25.0p		25.0p
Equity Shareholders’ funds	4,292	4,699		5,602
Net asset value per ordinary share	288p	321p		384p
Tier 1 capital ratio	10.4%	10.1%		9.2%
Equity Tier 1 capital ratio	7.0%	6.9%		6.4%
Banking Equity Tier 1 capital ratio	4.4%	4.7%		4.6%
Closing risk weighted assets (£bn)	54.2	61.2		78.7

(1)	Note, from the first half of 2004, within Abbey Financial Markets there has been a presentational change such that interest on mark-to-market securities and market instruments is now classified within dealing profits (in non-interest income) rather than in net interest income. This has no impact on profit. In the 12 months to December 2003 this change resulted in reclassification of £86m (2002: £105m) from net interest income to non-interest income and the comparatives for that period have been amended to reflect this change. Under the previous presentation net interest income in 2003 was £2,148m (2002: £2,689m) and non-interest income was £284m (2002: £811m).

2004 compared to 2003

Total profit before tax of £273m compared to a loss of £686m in 2003. Material movements by line included:

>	net interest income of £1,530m (2003: £2,062m) down 26%, reflecting lower product redemption charge income, and a changing business mix with lower margin new business replacing the run-off of higher margin back book in both the mortgages and savings portfolios. The fall in net interest income also reflects the lower level of interest earning assets in the Portfolio Business Unit;

>	non-interest income of £1,114m (2003: £370m), up 201% as a result of the non-recurrence of certain embedded value rebasing charges that impacted life assurance earnings in 2003, in addition to lower loss realisations from Portfolio Business Unit asset sales in 2004;

>	administrative expenses of £2,134m (2003: £2,126m) were broadly in line with 2003. Personal Financial Services expenses rose £202m to £2,044m largely reflecting expenses related to the acquisition of Abbey by Banco Santander Central Hispano, S.A. and resulting redundancy and restructuring provisions. Portfolio Business Unit expenses fell due to the reduced size of operations;

>	goodwill of £20m relates primarily to amortisation of the remaining Scottish Provident goodwill;

>	depreciation on operating lease assets of £151m (2003: £251m), down 40% reflecting the sale of leasing companies in the Portfolio Business Unit;

>	a credit provision release in relation to bad and doubtful debts of £35m (2003: £474m charge), was mainly driven by a reduction in the level of general provisions on mortgages, the release of provisions relating to the Scottish Provident contingent loan and the non-recurrence of Portfolio Business Unit provisions;

>	provisions for contingent liabilities and commitments increased to £202m (2003: £104m) mainly due to increases in the level of misselling provisions; and

>	a release of amounts written off fixed asset investments of £80m (2003: £193m charge) reflecting the disposal of Portfolio Business Unit assets for amounts in excess of their written down value, reflecting the improvement in economic conditions relating to these assets.

Operating and Financial Review

Operating Review - Summary continued

2003 compared to 2002

Loss on ordinary activities before tax of £686m compared to £947m in 2002. Material movements by line included:

>	net interest income of £2,062m (2002: £2,584m), down 20%, with lower average asset balances reflecting accelerated Portfolio Business Unit disposals;

>	non-interest income of £370m (2002: £916m), down 60% as a result of increased loss realisations driven from Portfolio Business Unit asset sales;

>	administrative expenses and depreciation on fixed assets of £2,126m (2002: £1,955m), up 9%, driven by reorganisation expenses including asset write-downs, partly offset by savings from the cost programme;

>	goodwill impairment and amortisation of £38m which relates primarily to amortisation of remaining Scottish Provident goodwill, and is significantly lower than the charge in 2002 that was driven by goodwill impairments of £1,138m;

>	provisions for bad and doubtful debts of £474m (2002: £514m), down 8% benefiting from lower Portfolio Business Unit related provisions given reduced asset balances;

>	provisions for contingent liabilities and commitments up to £104m (2002: £50m) following a £50m provision for product misselling exposures; and

>	lower amounts written off fixed-asset investments of £193m (2002: £511m) reflecting provisioning raised in 2002 arising from specific counterparty deterioration in the Portfolio Business Unit, and consistent with the significant reduction in asset balances during 2003.

Summarised consolidated statutory profit and loss account analysed between Personal Financial Services and the Portfolio Business Unit

	31 December 2004			31 December 2003 (restated)			31 December 2002 (restated)
	PFS	PBU	Total	PFS	PBU	Total	PFS	PBU	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,470	60	1,530	1,709	353	2,062	1,738	846	2,584
Non-interest income	1,031	83	1,114	701	(331)	370	722	194	916

Total operating income	2,501	143	2,644	2,410	22	2,432	2,460	1,040	3,500
Administrative expenses	(2,044)	(90)	(2,134)	(1,842)	(284)	(2,126)	(1,611)	(344)	(1,955)
Goodwill impairment and amortisation	(20)	–	(20)	(28)	(10)	(38)	(811)	(391)	(1,202)
Depreciation of operating lease assets	–	(151)	(151)	–	(251)	(251)	(23)	(257)	(280)
Provision for bad and doubtful debts	46	11	35	(210)	(264)	(474)	(150)	(364)	(514)
Provisions for contingent liabilities and commitments	(202)	–	(202)	(85)	(19)	(104)	(46)	(4)	(50)
Amounts written off fixed asset investments	–	80	80	(10)	(183)	(193)	2	(513)	(511)

Operating profit/(loss)	281	(29)	252	235	(989)	(754)	(179)	(833)	(1,012)
Income from associated undertakings	–	6	6	–	12	12	–	17	17
Profit on disposal of Group undertakings	–	46	46	–	89	89	–	48	48
(Loss) on the sale or termination of an operation	(31)	–	(31)	–	(33)	(33)	–	–	–

Profit/(loss) on ordinary activities before tax	250	23	273	235	(921)	(686)	(179)	(768)	(947)

Operating and Financial Review

Operating Review - Summary continued

Adjustments between the statutory basis and the trading basis

Abbey’s management reviews discrete financial information for each of its segments that includes measures of operating results and assets. However, due to the differing natures of its ongoing Personal Financial Services group of reportable segments and its Portfolio Business Unit group of reportable segments, which is being managed for exit, the Personal Financial Services group of reportable segments and Portfolio Business Unit group of reportable segments are managed differently. The Personal Financial Services group of reportable segments are managed primarily on the basis of its results, which are measured on a trading basis. The Portfolio Business Unit group of reportable segments is managed both on the basis of its results, which is measured on a management basis, and on the basis of its net asset value. On a consolidated level, the trading results of the Personal Financial Services group of reportable segments is aggregated with the management results of the Portfolio Business Unit group of reportable segments to give the summarised trading Profit and Loss Account. The trading basis for Abbey’s Personal Financial Services group of reportable segments and the management basis for its Portfolio Business Unit group of reportable segments are collectively known as the “trading” basis, as presented below.

     Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The main adjustments are:

>	Embedded value charges and rebasing - these are unpredictable as they depend on both equity and debt market movements which do not affect the underlying performance of what is a very long-term business. The short-term market movements remain a very important factor in the management of the business but these are managed separately with a more risk-based focus.

>	Reorganisation costs - in 2002, Abbey initiated a far-reaching cost reduction programme and embarked on a period of significant organisational investment and change. Management needs to understand the underlying drivers of the cost base that will remain after the exercise is complete, and does not want this view to be clouded by the costs of the exercise, which are managed independently. More recently, Abbey was acquired by Banco Santander Central Hispano, S.A., which increased the charge in 2004 and will give rise to further restructuring expenditure.

>	Goodwill charges - these charges can vary significantly year on year, and hence can materially affect the profit or loss for that year. As a result Abbey reviews these charges separately to avoid clouding the presentation of underlying results.

>	Depreciation of operating lease assets - The operating lease businesses are managed as financing businesses and therefore management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.

>	Income from associated undertakings is included within trading income because it is a regular source of income to Abbey’s operations. Therefore management believes its inclusion at this level reflects the aggregate income from Abbey’s activities.

>	Profit on disposal of Group undertakings is included within trading income for reasons similar to those noted above relating to income from associated undertakings.

For a detailed explanation of these items, please refer to the “Other material items” section of the Operating and Financial Review. The Personal Financial Services group of reportable segments’ adjustments are the deduction of:

>	embedded value charges and rebasing;

>	reorganisation costs (including post-acquisition expenses and provisions); and

>	goodwill charges.

>	There is also a single reclassification adjustment where depreciation on operating lease assets is netted within trading income as opposed to being recorded as a part of operating expenses.

The Portfolio Business Unit group of reportable segments’ adjustments are:

>	depreciation on operating lease assets is netted within trading income as opposed to being recorded as a part of operating expenses;

>	income from associated undertakings is reported as part of non-interest income as opposed to being reported below the operating loss or profit line; and

>	profit on disposal of group undertakings is also reported as part of non-interest income as opposed to being reported below the operating loss or profit line.

The movement of each of these adjustments is discussed in more detail in the “Other Material Items” section.

Operating and Financial Review

Operating Review – Personal Financial Services

Personal Financial Services profit before tax by segment

		Investment	Abbey
	Banking and	and	Financial	General	Group Infra-
	Savings	Protection	Markets	Insurance	structure	Total
31 December 2004	£m	£m	£m	£m	£m	£m

Net interest income	1,510	77	21	(4)	(134)	1,470
Non-interest income	438	171	291	114	116	1,130
Depreciation of operating lease assets	–	–	–	–	–	–

Total trading income	1,948	248	312	110	(18)	2,600
Total trading expenses	(1,114)	(83)	(109)	(40)	(253)	(1,599)
Provision for bad and doubtful debts	(34)	–	–	–	–	(34)
Provisions for contingent liabilities and commitments	(155)	–	–	–	2	(153)
Amounts written off fixed asset investments	–	–	–	–	–	–

Trading profit before tax	645	165	203	70	(269)	814
Adjust for:
- Embedded value charges and rebasing	–	21	–	–	–	21
- Reorganisation expenses	(183)	(57)	(24)	(16)	(285)	(565)
- Goodwill charges	–	–	–	–	(20)	(20)

Operating profit/(loss)	462	129	179	54	(574)	250

		Investment	Abbey
	Banking and	and	Financial	General	Group
	Savings	Protection	Markets	Insurance	Infrastructure	Total
31 December 2003	£m	£m	£m	£m	£m	£m

Net interest income	1,720	83	26	(5)	(115)	1,709
Non-interest income	427	214	223	126	90	1,080
Depreciation of operating lease assets	–	–	–	–	–	–

Total trading income	2,147	297	249	121	(25)	2,789
Total trading expenses	(1,132)	(58)	(109)	(48)	(230)	(1,577)
Provision for bad and doubtful debts	(130)	–	–	–	–	(130)
Provisions for contingent liabilities and commitments	(9)	–	–	–	(52)	(61)
Amounts written off fixed asset investments	–	–	–	–	–	–

Trading profit before tax	876	239	140	73	(307)	1,021
Adjust for:
- Embedded value charges and rebasing	–	(443)	–	–	–	(443)
- Reorganisation expenses	(169)	(16)	(19)	(41)	(70)	(315)
- Goodwill charges	–	–	–	–	(28)	(28)

Operating profit/(loss)	707	(220)	121	32	(405)	235

		Investment	Abbey
	Banking and	and	Financial	General	Group
	Savings	Protection	Markets	Insurance	Infrastructure	Total
31 December 2002	£m	£m	£m	£m	£m	£m

Net interest income	1,799	90	27	(3)	(175)	1,738
Non-interest income	454	335	231	149	106	1,275
Depreciation of operating lease assets	(23)	–	–	–	–	(23)

Total trading income	2,230	425	258	146	(69)	2,990
Total trading expenses	(1,108)	(53)	(110)	(54)	(252)	(1,577)
Provision for bad and doubtful debts	(151)	–	–	–	1	(150)
Provisions for contingent liabilities and commitments	(11)	–	–	–	(35)	(46)
Amounts written off fixed asset investments	2	–	–	–	–	2

Trading profit before tax	962	372	148	92	(355)	1,219
Adjust for:
- Embedded value charges and rebasing	–	(553)	–	–	–	(553)
- Reorganisation expenses	(23)	–	–	–	(11)	(34)
- Goodwill charges	–	–	–	–	(811)	(811)

Operating profit/(loss)	939	(181)	148	92	(1,177)	(179)

Operating and Financial Review

Operating Review – Personal Financial Services continued

2004 compared to 2003

>	Personal Financial Services trading profit before tax of £814m was down 20% on 2003 (2003: £1,021m), largely due to a fall in net interest income reflecting a 30 basis point reduction in spread.

>	Banking and Savings trading profit before tax decreased by 26% to £645m (2003: £876m). This was largely attributable to the reduction in the Personal Financial Services Banking spread, with a £153m provision for contingent liabilities including misselling risks, largely offset by a £117m release of general provisions.

>	Investment and Protection trading profit before tax decreased to £165m (2003: £239m). The main reason for the movement is the reduction in the discount rate and the increase in the internal value based management charge due to a change in the assumed mix of gearing in the business.

>	General Insurance trading profit before tax of £70m was £3m lower than 2003 largely due to falls in new business volumes and lower retention levels, offset by decreases in expenses.

>	Abbey Financial Markets trading profit before tax of £203m was up 45%, reflecting favourable market conditions and a number of positive risk management trades which totalled circa £65m, that will not repeat in 2005.

>	Group Infrastructure trading loss before tax of £269m decreased by £38m (2003: loss of £307m) due partly to the allocation of more net interest cost to the businesses, to reflect current gearing in the businesses, combined with a lower provision for contingent liabilities.

2003 compared to 2002

>	Personal Financial Services’ trading profit before tax of £1,021m (2002: £1,219m) was down 16%, largely reflecting reduced earnings from the life assurance businesses and a fall in net interest income in Banking and Savings.

>	Banking and Savings’ trading profit before tax decreased by 9% to £876m (2002: £962m). This is largely attributable to a fall in the interest spread.

>	Investment and Protection’s trading profit before tax decreased to £239m (2002: £372m) largely due to a £142m adverse swing in experience and assumption changes. This was partially offset by a £44m improvement in expected return. Despite relatively stable margins, contributions from new business were also down 15%, reflecting the drop in investment business volumes.

>	Abbey Financial Markets’ trading profit before tax was down 5% to £140m (2002: £148m), with a weaker second half performance reflecting less favourable markets.

>	General Insurance’s trading profit before tax of £73m was £19m lower than 2002, primarily due to a reduction in retail margin following an increase in the risk premiums payable to the principal underwriter.

>	Group Infrastructure’s trading loss before tax improved by £48m to £(307)m (2002: £(355)m) due to increased earnings on centrally held capital and lower expenses. This was partly offset by a provision of £50m relating to potential product misselling.

Operating and Financial Review

Operating Review — Personal Financial Services continued

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

Personal Financial Services business flows

	31 December		31 December		31 December
	2004		2003		2002

Banking and Savings
Mortgages:(1)
Gross mortgage lending	£25.0	bn	£29.1	bn	£22.1	bn
Capital repayments	£21.9	bn	£19.7	bn	£15.4	bn
Net mortgage lending	£3.1	bn	£9.4	bn	£6.7	bn
Mortgage stock	£90.9	bn	£87.8	bn	£78.4	bn
Of which:
– Abbey retail	£87.5	bn	£84.7	bn	£75.7	bn
– Housing Association	£3.4	bn	£3.1	bn	£2.7	bn
Market share – gross mortgage lending	8.6%		10.7%		10.1%
Market share – capital repayments	11.5%		11.2%		11.0%
Market share – net mortgage lending	3.1%		9.9%		8.6%
Market share – mortgage stock	10.4%		11.5%		11.7%
Retail deposits:(2)
Total net deposit flows	£1.4	bn	£1.2	bn	£1.9	bn
Of which:
– Abbey retail	£0.3	bn	£0.4	bn	£1.0	bn
– Other	£1.1	bn	£0.8	bn	£0.9	bn
Deposit stock	£61.9	bn	£60.5	bn	£59.3	bn
Of which:
– Abbey retail	£49.7	bn	£49.4	bn	£48.8	bn
– Other	£12.2	bn	£11.1	bn	£10.5	bn
Market share – total household deposit flows	2.3%		1.6%		2.2%
Market share – outstanding household deposits	6.8%		7.1%		7.6%
Banking:
Bank account openings:
– Abbey retail	334,950		344,000		354,000
– Other	54,776		52,000		90,000

	389,726		396,000		444,000

Bank account stock:
– Abbey retail	3,522,525		3,335,000		3,138,000
– Other	460,696		443,000		447,000

	3,983,221		3,778,000		3,585,000

Bank account liability:
– Abbey retail	£4.5	bn	£4.3	bn	£3.5	bn
– Other	£3.1	bn	£3.4	bn	£3.9	bn

	£7.6	bn	£7.7	bn	£7.4	bn

Credit card openings:
– Abbey retail	185,000		215,000		216,000
– Other	13,040		36,000		48,000

	198,040		251,000		264,000

Credit card stock:
– Abbey retail	1,048,000		904,000		748,000
– Other	139,634		141,000		114,000

	1,187,634		1,045,000		862,000

	31 December		31 December		31 December
	2004		2003		2002

Gross unsecured personal loan lending:
– Abbey retail	£1.1	bn	£1.0	bn	£1.0	bn
– Other	£1.0	bn	£0.7	bn	£0.5	bn

	£2.1	bn	£1.7	bn	£1.5	bn

Unsecured lending asset:(3)
– Abbey retail	£2.0	bn	£1.9	bn	£2.0	bn
– Other	£1.4	bn	£1.0	bn	£0.6	bn

	£3.4	bn	£2.9	bn	£2.6	bn

*SME account openings (net)	29,245		38,000		36,000
*SME account stock	158,027		129,000		91,000
*SME account liability	£3.7	bn	£3.2	bn	£2.9	bn

Operating and Financial Review

Operating Review — Personal Financial Services continued

	31 December	31 December	31 December
	2004	2003	2002

Investment and Protection
Investment:
New business premiums: Investments	£476m	£917m	£866m
New business premiums: Pensions	£292m	£464m	£1,342m
With-profits — closed	–	£2m	£197m
Prudence Bonds — closed	£3m	£54m	£11m

Total life assurance new business premiums	£771m	£1,437m	£2,416m
Inscape and James Hay	£250m	£256m	£296m

Total investment new business premiums	£1,021m	£1,693m	£2,712m

Annualised equivalent (excluding with-profit bonds)	£119m	£184m	£302m
Annualised equivalent – with-profit bonds	–	–	£20m

Total life assurance annualised equivalent	£119m	£184m	£322m

Branch and Direct – annualised equivalent	£70m	£100m	£170m
Intermediary – annualised equivalent	£49m	£84m	£152m

Total life assurance annualised equivalent	£119m	£184m	£322m

James Hay
New business cases: (by number) (4)	6,099	7,098	8,452
Protection:
Annualised equivalent	£97m	£125m	£112m

Branch and Direct – annualised equivalent	£19m	£28m	£27m
Intermediary – annualised equivalent	£78m	£97m	£85m

Total protection annualised equivalent	£97m	£125m	£112m

Funds under management – life assurance	£25bn	£26bn	£26bn

*	Small and Medium Enterprise.

	31 December	31 December	31 December
	2004	2003	2002

General Insurance
New policy sales:
Building and Contents	198,453	218,298	267,000
Motor	8,701	25,013	35,000
Creditor	116,236	129,719	144,000
Travel	6,361	33,295	26,000
Other	46,030	46,048	35,000

	375,781	452,373	507,000

Policies in force:
Building and Contents	1,151,187	1,262,000	1,321,000
Motor	48,884	68,000	107,000
Creditor	298,407	295,000	296,000
Travel	1,915	8,000	7,000
Other	189,419	174,000	135,000

	1,689,812	1,807,000	1,866,000

(1)	Mortgage data has been adjusted for all periods to remove the impact of the disposed First National business.

(2)	Deposit inflows and stock have been defined to include all (both retail household and non-household) deposits made through the branch network and remote channels in our retail-orientated businesses, which are predominantly UK-based. For market share purposes only, personal deposits have been used to calculate the share of ‘Outstanding Household Deposits’, in terms of both stock and flow, using a market size estimated from the Office of National Statistics data.

(3)	Unsecured lending asset comprises the sum of unsecured personal loans, credit cards (cahoot only) and overdrafts.

(4)	Adjusted to exclude James Hay inflows now replaced by new business cases (by number). New business cases represent the number of individual SIPP’s, SASS’s & WRAP’s sold. Fixed fees are generated from these sales including Establishment fees, annual Administration fees and Transaction fees which are not affected by the size of the investment flow into the SIPP, SASS & WRAP.

2004 compared to 2003

Banking and Savings

Mortgages

Gross mortgage lending of £25bn was lower than last year (2003: £29.1bn), and represented a reduced market share of 8.6% (2003: 10.7%). This reflected the extent of reorganisation across all of our sales channels, but also less aggressive targeting of the lower profitability remortgage market. During the second half of the year, lending capability was temporarily restricted due to the implementation of new processes and procedures required to comply with Financial Services Authority mortgage regulation. Capital repayments increased to £21.9bn (2003: £19.7bn) driven by the significant increase in asset reaching the end of its incentive period, and market share increased slightly to 11.5% (2003: 11.2%).

     Net lending of £3.1bn was 67% lower than 2003, equating to a market share of 3.1%. This significant drop was driven by a combination of increased capital repayments and lower gross lending, and was particularly evident in the second half of the year. Of the £6.3bn reduction in net lending, 65% (£4.1bn) was due to lower gross lending and 35% (£2.2bn) was due to higher capital repayments.

Operating and Financial Review

Operating Review – Personal Financial Services continued

Retail Deposits

Deposit inflows of £1.4bn for the year, with a strong second half performance of £2.4bn. The focus on profitable branch-based deposits has delivered positive results in the second half, with inflows into accounts such as Flexible Saver broadly offsetting attrition from back book accounts. cahoot also made a strong contribution to deposit inflows.

Banking

Bank account openings were broadly flat compared to 2003 with stock volume continuing to grow, up 5% on 2003. Abbey branded in-credit liability increased by 5%, but other bank account liability decreased largely due to cahoot rates remaining unchanged, despite base rate rises.

     New credit card openings were lower than 2003 performance for the first half of the year, however this position was significantly improved in the second half where a 22% increase on the first half was achieved following competitive pricing, new product development, and an increased focus on credit cards in the branch network. Despite the slow start, stock of cards grew by 14%.

     A 26% increase was achieved in unsecured personal loan gross lending compared to 2003 (£2,098m versus £1,660m) and this resulted in a 17% growth in asset. This was achieved while maintaining rates at a broadly constant level in an increasingly competitive marketplace. Only in the final quarter of 2004, was a more aggressive pricing position adopted.

     Openings of small and medium enterprise accounts were down on last year but total account numbers increased by 22% and account balances by 16%.

Investment and Protection

Investment

In the direct channels — Individual Savings Accounts and Unit Trusts sales were lower compared to 2003, reflecting market trends.

     Via intermediary channels — sale of investments products were significantly down on last year, largely due to lower Flexible Investment Bond sales following the withdrawal of the special offer on the Cash Fund. Investment sales continue to be adversely impacted by Abbey’s withdrawal from with-profits products. Pension sales are also down on last year, although sales picked up in the latter half of 2004.

Protection

Protection sales are down, in part due to lower mortgage sales, but also due to increased competition in the market. Scottish Provident remains one of the leading players in this sector.

General Insurance

General Insurance policy sales of 375,781 were down 17% on 2003. The decline in household sales has been due to lower mortgage volumes reducing cross-selling opportunities, coupled with increased lapses due to a switch to new systems. Lower business volumes were offset by higher household sales margins. Abbey exited both the travel and motor markets in 2004, reducing new policy sales by 27,000 and 16,000 respectively.

2003 compared to 2002

Banking and Savings

Mortgages

Full-year gross mortgage lending of £29.1bn (2002: £22.1bn) was up 32%, and represented a market share of 10.7%. With remortgage activity remaining significant throughout the year, capital repayments increased to £19.7bn (2002: £15.4bn), but were still slightly below natural stock share.

     Net lending of £9.4bn was 40% higher than 2002 (£6.7bn), equating to a market share of 9.9%.

Retail deposits

Total retail deposit inflows of £1.2bn were lower than the £1.9bn in 2002, with the estimated market share of total household deposit flows also deteriorating to 1.6% from 2.2%. Inflows into Abbey-branded accounts were £0.4bn (2002: £1.0bn), reflecting positive inflows into the personal and business bank account ranges. Cash Individual Savings Account sales were £1.3bn (2002: £1.3bn), in line with last year. The remainder of the inflows relate to Abbey National Offshore and cahoot.

Banking

Bank account openings totalled 396,000 (2002: 444,000), with a total stock of accounts nearing 3.8m. Abbey retail in-credit balances were up 23% to £4.3bn (2002: £3.5bn). Openings in cahoot and other businesses were 42% lower at 52,000 (2002: 90,000) largely due to an increased number of customers opening the cahoot savings account rather than the current account.

     Unsecured lending balances, which incorporate credit cards (cahoot only), unsecured personal loans and overdrafts, increased by 12% to £2.9bn (2002: £2.6bn) driven in particular by growth in cahoot unsecured personal loans. Gross unsecured personal loan new business of £1.7bn was up 13% on 2002.

     Openings of Small and Medium Enterprise accounts exceeded 38,000, up 6% on 2002 levels, with balances now in excess of £3bn. Credit card openings of 251,000 were down 5% on 2002.

Operating and Financial Review

Operating Review — Personal Financial Services continued

Investment and Protection

Total life assurance new business premiums were £1.4bn (2002: £2.4bn), reflecting a general decline in demand due to investor nervousness about stock market conditions relating to with-profits funds. The impact on our new business flows was more marked as a result of our previous dependence on with-profits, and subsequent withdrawal from this market and declaration of a zero bonus for with-profit policyholders in 2003.

     By product, the main movements include a significant fall in sales of single premium pension products in Scottish Mutual and Scottish Provident (£(0.4)bn), falls in single premium structured Individual Savings Account and investment bond sales in Abbey National Life (£(0.4)bn), and the withdrawal from the with-profits bond market (£(0.2)bn).

     Sales of protection products were up 12% to £125m (2002: £112m).

General Insurance

General Insurance policy sales of 452,373 were down 11% on 2002, with a fall in household policy sales, only partially offset by increased sales of personal accident and accidental death policies.

     The decline in household policy sales in part reflects the high proportion of mortgage lending through the intermediaries resulting in lower cross sales.

Personal Financial Services trading income

Personal Financial Services trading income by segment by business

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Abbey retail	1,810	2,009	2,082
cahoot	69	57	30
Cater Allen and Offshore	69	81	118

Banking and Savings	1,948	2,147	2,230
Scottish Mutual	84	59	129
Scottish Provident	36	114	49
Abbey National Life	85	89	216
Other	43	35	31

Investment and Protection	248	297	425
General Insurance	110	121	146
Abbey Financial Markets	312	249	258
Group Infrastructure	(18)	(25)	(69)

Total trading income	2,600	2,789	2,990

Adjust for:
- Embedded value charges and rebasing(1)	(27)	(363)	(553)
- Reorganisation expenses - life assurance	(72)	(16)	—
- Depreciation on operating lease assets	—	—	23

PFS total operating income	2,501	2,410	2,460

(1)	The £363m embedded value charges and rebasing in 2003 does not include £80m relating to the tax law changes on the Scottish Provident acquisition structure, which are reported as provisions for bad and doubtful debts for statutory purposes.

2004 compared to 2003

Banking and Savings trading income was £199m lower at £1,948m (2003: £2,147m), largely attributable to the reduction in the Personal Financial Services Banking spread by 30 basis points. This was partially offset by a release of unused reassurance reserves of £42m that are not expected to recur in 2005.

     Investment and Protection trading income of £248m was £49m lower than the previous period (2003: £297m), largely due to lower expected return from embedded value earnings due to the lowering of the discount rate assumption and higher internal value based management charges following a change in the assumed mix of capital support. The 2004 result includes £(59)m of experience variances and assumption charges. (These are discussed in more detail in the “life assurance profit before tax” section).

     In General Insurance trading income fell £11m to £110m (2003: £121m) caused mainly by reduced new policy sales and lower renewals business.

     Abbey Financial Markets trading income of £312m was £63m higher than the previous period (2003: £249m), largely due to a number of risk management opportunities and a favourable interest rate environment. In total, the 2004 results include circa £65m of one-off items that are not expected to repeat in 2005.

     Group Infrastructure trading income of £(18)m (2003: £(25)m) was broadly in line with last year, but benefiting from the allocation of more interest cost to the business areas.

     In addition, 2004 results include circa £50m of income in relation to pre-tax earnings on the Group’s capital, that will not recur in 2005 as a result of the closeout of hedging in 2004.

2003 compared to 2002

Banking and Savings trading income was £83m lower at £2,147m (2002: £2,230m). A fall in net interest income was largely due to high levels of mortgage redemptions being replaced by lower margin new business. This also contributed to a lower overall standard variable rate asset, and more than offset the strong volume growth.

Operating and Financial Review

Operating Review — Personal Financial Services continued

Investment and Protection trading income of £297m was 30% lower than 2002 at £425m. The main contributor to this decrease was the impact of experience variances and assumption changes on the life assurance businesses, which have moved from £84m favourable in 2002 to £58m unfavourable in 2003.

     In General Insurance, trading income fell to £121m (2002: £146m), reflecting primarily an increase in the risk premiums payable to the principal underwriter, combined with a fall in policies-in-force.

     Abbey Financial Markets trading income fell by £9m to £249m (2002: £258m), largely due to the impact of reduced business opportunities resulting from the narrower Personal Financial Services mandate following the Portfolio Business Unit disposal process.

     Group Infrastructure trading income of £(25)m (2002: £(69)m) improved by £44m, with net interest income benefiting from earnings on surplus capital arising from the continued Portfolio Business Unit disposal process. Trading non-interest income was negatively impacted by the non-recurrence of some disposal gains in 2002.

Personal Financial Services net interest income and spread

Personal Financial Services net interest income by segment

		31 December	31 December
	31 December	2003	2002
	2004(1)	(restated)	(restated)
	£m	£m	£m

Banking and Savings	1,510	1,720	1,799
Investment and Protection	77	83	90
General Insurance	(4)	(5)	(3)
Abbey Financial Markets	21	26	27
Group Infrastructure	(134)	(115)	(175)

Net interest income	1,470	1,709	1,738

(1)	For details of restated presentation of interest and dealing profits see page 14.

2004 compared to 2003

Excluding Banking and Savings (analysed below), net interest income decreased by £29m.

2003 compared to 2002

Excluding Banking and Savings, net interest income decreased by £50m.

Personal Financial Services Banking spread

		31 December
	31 December	2003
	2004	(restated)

Net interest income (£m)	1,510	1,720
PFS Banking spread	1.48%	1.78%
PFS Average asset spread	0.70%	0.90%
PFS Average liability spread	0.78%	0.88%
PFS Banking margin	1.60%	1.98%

(1)	Banking and Savings net interest income includes income associated with the Housing Association asset, however the Personal Financial Services Banking spread excludes Social Housing.

(2)	Average spread is defined as interest received (mortgage, unsecured personal loans and overdraft interest less suspended interest) over average interest earning assets, less interest payable (savings, in-credit bank accounts) over interest bearing liabilities (including an element of wholesale funding). The 2003 spread, has been restated to reflect the sale of asset financing businesses in June 2004, and also adjustment of certain reported asset and liability balances.

(3)	Asset and liability spreads are calculated using the third party interest payments (such as mortgage interest receivable or savings interest payable) net of relevant hedging compared to an internal transfer price of average base rate plus 15 bps.

(4)	Average margin is defined as net interest income (less suspended interest but including a recapitalisation adjustment that equates to earnings on regulatory capital) divided by the average interest earning assets.

(5)	Information relating to Personal Financial Services Banking Spread is not available for 2002.

The Personal Financial Services Banking spread was 1.48%, 30 basis points lower than the same period of last year with pressure on the asset spread mainly being responsible for the decline. The reduction in the free-to-go standard variable rate asset contributed circa 8bps of the fall, lower product redemption charges a further circa 11bps. The liability spread reduced to 0.78% (2003: 0.88%), benefiting in the first half from a rising rate environment, but with underlying pressure-reflecting attrition from high margin back-book accounts.

     Through 2005, a modest decline in the spread is expected following a period of relative stability in the last two quarters.

2004 compared to 2003

Banking and Savings net interest income of £1,510m was down 12.2% (2003: £1,720m), in part reflecting a sharp reduction in product redemption charges to £114m (2003: £194m), with a higher proportion of redemptions being penalty free, as well as a further reduction in average penalties per customer.

     The absolute fall in the level of standard variable rate asset has also had an adverse impact of circa £40m in net interest income in 2004 compared with 2003.

Operating and Financial Review

Operating Review — Personal Financial Services continued

Earnings from deposits were down by circa £35m, with benefits from rising interest rates and spread widening (particularly in bank accounts) being more than offset by attrition from high margin back-book accounts.

2003 compared to 2002

Banking and Savings net interest income of £1,720m was down 4% (2002: £1,799m), primarily reflecting a fall in the average mortgage book margin, with high levels of redemptions and incentive maturities being replaced by lower margin new lending.

	31 December	31 December	31 December
	2004	2003	2002
Mortgage asset mix (1)	£bn	£bn	£bn

Incentive period
Standard variable rate linked	14	18	19
Base-rate linked	28	26	19
Fixed	18	17	14
Tied in	—	1	2

	60	62	54

Free-to-go
Standard variable rate linked	12	15	17
Base-rate linked	7	2	1
Fixed	6	5	3
Tied in	1	1	1

	26	23	22

Total mortgage asset	86	85	76

(1)	Quoted mortgage asset excludes £3.1bn (2003: £3.1bn; 2001: £2.2bn) of Housing Association lending, consistent with the methodology used to calculate the Abbey retail spread. In addition, the split of the asset has been restated in prior periods to correct misclassifications, increasing the amount of fixed rate asset, offset by reducing the standard variable rate linked and Base rate linked incentive period values.

2004 compared to 2003

In overall terms, the amount of assets in incentive periods reduced during 2004 reflecting lower gross lending but also high levels of assets reaching the end of their incentive period and reverting to base rate linked (free-to-go). Of the remaining incentive period asset, the standard variable rate linked incentive period business mainly constitutes higher margin variable internal transfer business which all tracks and reverts to standard variable rate. Base rate linked business contains most of the front book business and is linked to base rates in the incentive period.

     The free-to-go standard variable rate asset has fallen over the past few years due partly to the increase in remortgage business and also the selling of Classic and Lifestyle products which revert to a base rate tracker after the incentive period.

     Through 2005, incentive period maturities will again start reverting to standard variable rate, and therefore a more stable profile in the high margin standard variable rate asset is expected.

2003 compared to 2002

At year end, free-to-go standard variable rate was £15bn, reducing through 2003, but in particular from September 2003, as an increased proportion of incentive-based customer loans started to mature onto base rate linked reversion products. This latter segment is broadly restricted to lending undertaken between April 2001 and August 2002.

	31 December	31 December	31 December
	2004	2003	2002
Liability mix	£bn	£bn	£bn

Banking	4.5	4.3	3.5
Remote	11.0	12.2	13.2
Fixed term and tax free savings	15.1	14.5	14.7
Branch-based deposits	15.3	15.3	15.4

Total Abbey branded household liability (1)	45.9	46.3	46.8
Other brands (1)	16.0	14.2	12.5

Total PFS liability	61.9	60.5	59.3

(1)	The split is different to that in the “Personal Financial Services business flows” section due to the treatment of Abbey Business.

2004 compared to 2003

Overall, branch-based deposits have remained stable at £15.3bn. Changes in mix reflect attrition from older branch-based accounts, partly offset by positive flows into new lower but still positive margin, branch-based offerings, such as Flexible Saver and Branch Saver.

     Remote savings balances, including internet and postal, have reduced to £11.0bn (December 2003: £12.2bn). Fixed term and tax-free savings balances increased, with Individual Savings Account (ISA) inflows offsetting bond and Tax Exempt Special Savings Account maturities.

     Growth in balances outside Abbey retail relate primarily to cahoot.

Operating and Financial Review

Operating Review — Personal Financial Services continued

2003 compared to 2002

Overall, branch-based deposits remained broadly stable at £15.3bn. Current account growth contributed positively to the stability of branch-based balances.

     Remote savings balances, including internet and postal, have reduced to £12.2bn (2002: £13.2bn). Fixed term and tax-free savings balances fell modestly, with Individual Savings Account inflows partially offsetting bond and Tax Exempt Specialist Savings Account (TESSA) maturities.

     Growth in balances outside Abbey retail relate primarily to cahoot and Abbey National Offshore.

Trading non-interest income

	31 December	31 December 2003	31 December 2002
	2004	(restated)	(restated)
	£m	£m	£m

Mortgages:
Administration, survey and legal fees	66	73	65
Application and booking fees	40	43	13
Fee income on high loan-to-value loans	88	55	87
Introducer fees payable	(31)	(20)	(17)
Other	17	12	3

	180	163	151
Savings	28	47	67
Banking:
Fees and commissions receivable	278	246	235
Fees and commissions payable	(40)	(38)	(31)
Other	(8)	9	9

	230	217	213

Banking and Savings	438	427	431

Investment and Protection	171	214	335

Building and contents	91	94	118
Motor	—	6	6
Creditor	21	24	22
Other	2	2	3

General Insurance	114	126	149

Abbey Financial Markets (1)	291	223	231

Group Infrastructure	116	90	106

PFS trading non-interest income	1,130	1,080	1,252

(1)	For details of restated presentation of interest and dealing profits see page 14.

2004 compared to 2003

Total mortgage non-interest income has increased by £17m to £180m (2003: £163m), predominantly due to a release of unused reassurance reserves relating to high loan-to-value mortgages, offset by increased introducer fees (due to revised amortisation of fees introduced from 2002), and a fall in administration, survey and legal fees, as a result of reduced mortgage completions in 2004.

     Savings non-interest income of £28m is down £19m on last year (2003: £47m), largely due to a fall in the level of both protection and investment sales.

     Banking related non-interest income increased by £13m to £230m (2003: £217m) driven by a new penalty charging structure, offset by the outsourcing costs of cash processing and reduced automatic teller machine income following the loss of key sites at supermarkets.

     Investment and Protection trading non-interest income is analysed in the life assurance income section.

     General insurance non-interest income of £114m (2003: £126m) was slightly lower than the equivalent period in 2003, with lower new business volumes and a reduction in renewals, in part offset by improved margins.

     Abbey Financial Markets non-interest income increased 30% to £291m (2003: £223m), largely due to a number of risk management trades (totalling circa £65m that are not expected to repeat in 2005) and a favourable interest rate environment.

     In Group Infrastructure, non-interest income of £116m (2003: £90m) increased by £26m, reflecting higher capital charges allocated to the life assurance companies in line with the group’s gearing ratio.

2003 compared to 2002

Total mortgage non-interest income has increased by £12m to £163m (2002: £151m), largely due to increased new business levels. These improvements have been offset by reduced fee income on high loan-to-value lending, due primarily to lower levels of new business with loan-to-value greater than 90%.

     Savings non-interest income of £47m (2002: £67m) was down 30%, resulting from a fall in commissions earned on lower sales of life assurance policies.

     Banking related trading non-interest income was £4m higher at £217m.

     Investment and Protection trading non-interest income is analysed in the “Life assurance income” section.

Operating and Financial Review

Operating Review — Personal Financial Services continued

General Insurance income has fallen to £126m (2002: £149m). Buildings and contents income has been impacted by an increase in the costs payable to the principal insurer of £18m not passed on to customers. Reduced new business and lower renewals have also contributed to the overall reduction in income.

     Abbey Financial Markets non-interest income decreased 3% to £223m (2002: £231m).

     In Group Infrastructure, non-interest income of £90m (2002: £106m) fell by £16m, reflecting the non-recurrence of one-off gains in 2002.

Life assurance income

	31 December 2004
		Scottish	Scottish
	AN Life	Mutual	Provident	Total
	£m	£m	£m	£m

New business contribution to embedded value	14	(1)	32	45
Contribution from existing business to embedded value:
- expected return	37	109	60	206
- experience variances and changes in assumptions	3	(4)	(58)	(59)

Increase in value of long-term assurance businesses	54	104	34	192
Non-embedded value earnings:
ANUTM and ANPIM Contribution (1)	38	—	—	38
Other income and operating expenses	(22)	(31)	2	(51)

Trading profit before tax (3)	70	73	36	179
Less: embedded value charges and rebasing	(5)	(79)	105	21
Less: reorganisation expenses	(7)	(18)	(30)	(55)

Profit/(loss) before tax	58	(24)	111	145

New business margin (%) (2)	40%	(2)%	45%	28%

	31 December 2003
		Scottish	Scottish
	AN Life	Mutual	Provident	Total
	£m	£m	£m	£m

New business contribution to embedded value	21	6	18	45
Contribution from existing business to embedded value:
- expected return	43	128	44	215
- experience variances and changes in assumptions	(14)	(69)	25	(58)

Increase in value of long-term assurance businesses	50	65	87	202
Non-embedded value earnings:
ANUTM and ANPIM Contribution (1)	43	—	—	43
Other income and operating expenses	(14)	(15)	26	(3)

Trading profit before tax (3)	79	50	113	242
Less: embedded value charges and rebasing	26	(207)	(262)	(443)
Less: reorganisation expenses	—	(8)	(8)	(16)

Profit/(loss) before tax	105	(165)	(157)	(217)

New business margin (%) (2)	46%	7%	22%	21%

	31 December 2002
		Scottish	Scottish
	AN Life	Mutual	Provident	Total
	£m	£m	£m	£m

New business contribution to embedded value	31	7	15	53
Contribution from existing business to embedded value:
- expected return	50	98	23	171
- experience variances and changes in assumptions	50	47	(13)	84

Increase in value of long-term assurance businesses	131	152	25	308
Non-embedded value earnings:
ANUTM and ANPIM Contribution (1)	63	—	—	63
Other income and operating expenses	11	(26)	23	8

Trading profit before tax (3)	205	126	48	379
Less: embedded value charges and rebasing	(32)	(481)	(40)	(553)

Profit/(loss) before tax	173	(355)	8	(174)

New business margin (%) (2)	41%	5%	22%	19%

(1)	ANUTM represents Abbey National Unit Trust Managers, while ANPIM represents Abbey National PEP and ISA Managers.

(2)	New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for Life contracts.

(3)	The difference between trading profit before tax for the life assurance business and the Investment and Protection segment of £(14)m (2003: £(3)m and 2002: £(7)m) consists of the profit before tax for the James Hay, Inscape and City Deal Businesses.

Operating and Financial Review

Operating Review — Personal Financial Services continued

2004 compared to 2003

New business contribution to embedded value

New business contribution to embedded value earnings remained in line with 2003. Reductions in Abbey National Life and Scottish Mutual Assurance were offset by increases in Scottish Provident. The Abbey National Life reductions were mainly attributable to decreases in protection volumes although there was also a drop in investment product volumes. The reductions in Scottish Mutual Assurance were attributable to lower flexible investment bond sales and a reduction in Pegasus product sales and profitability. Despite volume decreases Scottish Provident new business contribution increased due to higher profitability in protection sales.

Expected return

Expected return represents the unwind of the discount on the discounted value of future profits, together with the return on shareholders’ funds held in the long-term business fund. Overall, the expected return of £206m (2003: £215m) was down £9m. The overall decline was due to the reduction in the risk discount rate. This fall was partly offset by earnings on former contingent loan balances being recognised as part of embedded value rather than in net interest income.

Abbey National Unit Trust Managers and Abbey National PEP and ISA managers’ contribution

ANUTM and ANPIM non-interest income of £38m was slightly below last year (2003: £43m) due to lower sales volumes.

Other Income and Operating Expenses

Other income and operating expenses of £(51)m was down £48m in 2003. This is due to a fall in net interest income of £17m largely due to the unwind of the Scottish Provident and Scottish Mutual Assurance contingent loan arrangements in July 2004, and an increase in the internal management charge for debt capital in line with group gearing.

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

Expected return

Overall, the expected return of £215m (2002: £171m) was up £44m.

     The impact of lower balances on the unwind of the discount in 2003 was around £70m negative, compared to £30m negative in 2002. This negative impact in 2003 was broadly offset by new business written in 2002 increasing the opening discounted value of future profits.

     The balance of the year-on-year increase largely relates to increased earnings on capital injections made into the long-term business fund, totalling £825m made in Scottish Mutual in the latter half of 2002 and in early 2003, £220m was injected into Scottish Provident.

Abbey National Unit Trust Managers and Abbey National PEP and ISA Managers contribution

The reduction in Abbey National Unit Trust Managers’ and Abbey National PEP and ISA Managers’ contributions is due to lower sales volumes with a lower margin sales mix.

Operating and Financial Review

Operating Review — Personal Financial Services continued

Experience variances and changes in assumptions

Experience variances and assumption changes of £(59)m (2003: £(58)m) have deteriorated as follows:

	December 2004				December 2003
		Scottish	Scottish			Scottish	Scottish
	AN Life	Mutual	Provident	Total	AN Life	Mutual	Provident	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Mortality and morbidity experience	3	8	5	16	8	(21)	23	10
Lapse experience	(1)	(22)	(14)	(37)	(8)	(23)	(16)	(47)
Expenses (over)/under run	(2)	(11)	5	(8)	(1)	(16)	21	4
Taxation adjustment	(6)	20	(1)	13	(10)	(16)	7	(19)
Changes to reserving and modelling methodology	14	7	(50)	(29)	3	6	(11)	(2)
Other	(6)	(5)	(3)	(14)	(6)	1	1	(4)

Total experience and assumption changes variance	2	(3)	(58)	(59)	(14)	(69)	25	(58)

Experience variances relate to the current year and changes in assumptions capture the effect both in current year, and on the discounted value of future profits, of the difference between the actual experience and the assumptions built in the models for calculating the new business contribution and the expected return. However, investment variances and other one-off items are excluded. Taxation adjustments affect profit before tax as profit is calculated on a post-tax basis and grossed up at the rate applicable to the company and type of business in question.

     Mortality and morbidity experience variances have been favourable following the assumption changes made in all three value centres at the end of 2003.

     Lapse experience of £(37)m improved £10m on the prior year. The lapse experience was still negative due to the poor lapse experience in relation to with-profit products.

     Expense (over)/under run is a measure of efficiency of cost management within the funds and is impacted by sales volumes, sales mix and actual versus assumed costs. Overall, the expense variance across all funds declined to a negative experience of £(8)m in 2004 from a positive variance of £4m in 2003. This is due partly to Scottish Provident including a one-off capitalised benefit for lower investment expenses in 2003.

     Taxation experience is up £32m following the recognition of a deferred tax asset in Scottish Mutual Assurance in 2004. Changes to modelling and reserving assumptions total £29m including the impact of mid-year annuity reassurance arrangements and changes in Irish tax assumptions in Scottish Provident.

Embedded value charges and rebasing

Embedded value charges and rebasing were £21m (2003: £(443)m).

     The embedded value charges and rebasing are disclosed in the “Other Material Items” section. The investment assumptions and variances total has two main drivers. Firstly, the impact of investment markets over the period differing from expectations. This includes actual less expected interest on surpluses retained in the funds and the difference between actual and expected management charges on unit funds over the period. Secondly, the impact of closing market levels being different than expected on the discounted value of future profits. This includes items such as changes to the active economic basis, changes in asset mix and the impact of higher or lower unit values on the stream of future management charges. Other one-off adjustments included here reflect changes in provisioning and the impacts of stabilising the with-profits funds.

Life assurance new business premiums

	31 December 2004
		Scottish	Scottish
	AN Life	Mutual	Provident	Total
	£m	£m	£m	£m

Single
Pension	17	222	21	260
Life and investments:
- ISA and unit trusts	409	—	—	409
- Life and other bonds	4	17	31	52
- With-profits (1)	—	—	—	—

	430	239	52	721

Annual
Pension	13	18	1	32
Life and investments:
- ISA and unit trusts	13	—	—	13
- Life and other bonds	—	—	1	1
- Term assurance and other protection	19	11	68	98

	45	29	70	144

Total new business premiums	475	268	122	865

Annualised equivalent (2)	89	53	75	217
New business margin (3)	40%	(2)%	45%	28%

(1)	Excludes sales of Prudential Bonds where only commissions are earned, which totalled £3m.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to embedded value, divided by related annualised premiums for life contracts.

Operating and Financial Review

Operating Review — Personal Financial Services continued

	31 December 2003
		Scottish	Scottish
	AN Life	Mutual	Provident	Total
	£m	£m	£m	£m

Single
Pension	30	280	113	423
Life and investments:
- ISA and unit trusts	714	3	—	717
- Life and other bonds	20	170	—	190
- With-profits (1)	—	2	—	2

	764	455	113	1,332
Annual
Pension	15	24	2	41
Life and investments:
- ISA and unit trusts	9	—	—	9
- Life and other bonds	1	—	—	1
- Term assurance and other protection	28	15	82	125

	53	39	84	176

Total new business premiums	817	494	197	1,508

Annualised equivalent (2)	129	85	95	309
New business margin (3)	46%	7%	22%	21%

(1)	Excludes sales of Prudential Bonds where only commissions are earned, which totalled £54m.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for life contracts.

	31 December 2002
		Scottish	Scottish
	AN Life	Mutual	Provident	Total
	£m	£m	£m	£m

Single
Pension	29	623	150	802
Life and investments:
- ISA and unit trusts	1,031	50	—	1,081
- Life and other bonds	111	124	—	235
- With-profits (1)	101	96	—	197

	1,272	893	150	2,315
Annual
Pension	18	42	4	64
Life and investments:
- ISA and unit trusts	19	—	—	19
- Life and other bonds	5	2	—	7
- Term assurance and other protection	27	15	70	112

	69	59	74	202

Total new business premiums	1,341	952	224	2,517

Annualised equivalent (2)	196	149	89	434
New business margin (3)	41%	5%	22%	19%

(1)	Excludes sales of Prudential Bonds where only commissions are earned, which totalled £11m.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for Life contracts.

2004 compared to 2003

Total Personal Financial Services life assurance new business premiums of £865m were 43% lower than 2003 (£1,508m), mainly reflecting the general decline in the Individual Savings Account market.

     A more detailed analysis of the movement includes:

>	Abbey National Life new business totalled £475m (2003: £817m), down 42%, impacted by a large fall in life and investment products. This was driven by falls in single premium structured Individual Savings Account sales and investment bonds.

>	New business premiums in Scottish Mutual of £268m were 46% lower than 2003, predominantly due to reduced sales of single premium pension and investment products. Single premium life sales suffered from the withdrawal of the special offer on the cash fund in relation to the Flexible Investment bond.

>	Scottish Provident new business fell 38% to £122m (2003: £197m), largely due to reduced sales of single premium pension products, and lower protection volumes partly offset by sales of the Scottish Provident International offshore bond.

Operating and Financial Review

Operating Review — Personal Financial Services continued

2003 compared to 2002

Total Personal Financial Services life assurance new business premiums of £1.5bn were 40% lower than 2002 (£2.5bn), reflecting the withdrawal from the with-profit bond market and a general decline in demand due to investor nervousness about stock market conditions.

     The impact on our new business flows has been more marked as a result of our previous dependence on with-profits.

Assets under management

The table below shows the Abbey National Asset Managers’ funds under management by company (including related Portfolio Business Unit entities), and by type of business.

	31 December 2004
		Scottish	Scottish
	AN Life	Mutual(2)	Provident	Total
	£bn	£bn	£bn	£bn

Closed with-profit funds	—	7.5	4.3	11.8
Ongoing businesses	4.7	7.7	2.1	14.5

Total (1)	4.7	15.2	6.4	26.3

(1)	Total funds under management are split £25bn in Personal Financial Services, and £1.3bn within the Portfolio Business Unit.

(2)	Scottish Mutual includes Scottish Mutual International.

Note: The funds under management disclosed in the table above were largely outsourced in 2004.

	31 December 2003
		Scottish	Scottish
	AN Life	Mutual(2)	Provident	Total
	£bn	£bn	£bn	£bn

With-profits fund	—	9.4	4.9	14.3
Non-profit fund	4.8	7.5	2.5	14.8

Total (1)	4.8	16.9	7.4	29.1

(1)	Total funds under management is split £25.9bn in Personal Financial Services grouped segments, and £3.2bn in Portfolio Business Unit grouped segments.

(2)	Scottish Mutual includes Scottish Mutual International.

	31 December 2002
		Scottish	Scottish
	AN Life	Mutual(2)	Provident	Total
	£bn	£bn	£bn	£bn

With-profits fund	—	9.3	5.1	14.4
Non-profit fund	4.9	7.6	2.4	14.9

Total (1)	4.9	16.9	7.5	29.3

(1)	Total funds under management is split £26.3bn in Personal Financial Services grouped segments, and £3.0bn in Portfolio Business Unit grouped segments.

(2)	Scottish Mutual includes Scottish Mutual International.

Personal Financial Services trading expenses

Personal Financial Services trading expenses by segment by business

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Abbey retail	1,037	1,041	1,002
cahoot	41	43	43
Cater Allen and Offshore	36	48	63

Banking and Savings	1,114	1,132	1,108
Scottish Mutual (1)	11	9	3
Scottish Provident (1)	—	1	1
Abbey National Life (1)	15	10	11
Other	57	38	38

Investment and Protection	83	58	53
General Insurance	40	48	54
Abbey Financial Markets	109	109	110
Group Infrastructure	253	230	252

Total trading expenses	1,599	1,577	1,577
Adjust for:
- Reorganisation expenses	445	265	34
- Goodwill charges	20	28	811

PFS expenses	2,064	1,870	2,422

(1)	The quoted operating expenses for the Life Assurance businesses exclude operating expenses that are accounted for as part of embedded value and reported as non-interest income. These totalled £165m (2003: £179m).

Operating and Financial Review

Operating Review — Personal Financial Services continued

2004 compared to 2003

Banking and Savings trading expenses were down £18m to £1,114m (2003: £1,132m). This was mainly due to lower salary costs and reduced property expenses reflecting site closures, more than offsetting increased marketing promotion.

     Investment and Protection expenses (excluding those within embedded value) were up £25m to £83m (2003: £58m). The majority of this increase relates to system development spend in James Hay.

     General Insurance expenses of £40m (2003: £48m) were down £8m reflecting cost reductions following systems integration.

     Abbey Financial Markets costs remained flat year on year with salary expense decreases due to headcount reductions being offset by an increase in bonus payments consistent with revenue performance.

     In Group Infrastructure, trading expenses were up 10% to £253m (2003: £230m) largely due to wage inflation, pension contribution increases and a rise in outsourced service costs, previously capitalised.

2003 compared to 2002

Banking and Savings trading expenses were up £24m to £1,132m (2002: £1,108m). Increased employment costs reflected wage inflation, increased customer-facing headcount, and increased national insurance and pension costs. This, combined with increased marketing spend, has more than offset the cost savings in Abbey retail.

     Investment and Protection expenses were up £5m to £58m (2002: £53m), reflecting the costs of rolling out multi-manager in Scottish Mutual, and some additional spend to support the expansion of James Hay.

     General Insurance expenses of £48m (2002: £54m) were down £6m, largely due to a significant reduction in headcount as part of the cost reduction programme.

     Trading expenses in the Abbey Financial Markets business of £109m were stable.

     In Group Infrastructure trading expenses were down 9% to £230m (2002: £252m), largely as a result of benefits associated with the cost reduction programme and the non-recurrence of project spend incurred in the second half of 2002.

     A breakdown of the non-trading items is provided in the “Other Material Items” section.

Personal Financial Services trading expenses by type

		31 December
	31 December	2003	31 December 2002
	2004	(restated)	(restated)
	£m	£m	£m

Salaries and other compensation payments	640	639	638
Social security costs	60	55	51
Pension costs (1)	120	121	81

Salaries and other staff costs	820	815	770
Bank, legal and professional expenses	145	123	109
Advertising and marketing	109	91	90

Bank, legal, marketing and professional expenses	254	214	199
Software, computer and administration expenses	268	270	333
Premises and equipment depreciation	81	90	92
Other property and equipment expenses	176	188	183

PFS trading expenses	1,599	1,577	1,577

(1)	Pension costs relate to Personal Financial Services only, and do not include £12m (2003: £12m, 2002: £12m) relating to the life businesses accounted for on an embedded value basis.

2004 compared to 2003

Total employment costs were higher at £820m (2003: £815m) comprising:

>	Salaries and other compensation benefits broadly flat with reductions in headcount offset by higher bonus payments;

>	Social security costs have increased due to staff movements out of the State Earnings Related Pension Scheme, where a rebate was previously available to Abbey; and

>	Pension costs have remained flat.

Bank, legal, and professional expenses of £145m were up 18% on 2003, largely due to information technology outsourcing costs and outsourcing in the General Insurance Division. Advertising and marketing spend was £18m higher (2003: £91m) representing a variety of new marketing campaigns.

     Software, computer and administration expenses of £268m (2003: £270m) were broadly flat.

     Premises and equipment depreciation expenses of £81m decreased by 10% (2003: £90m), due to asset write-offs and run-off more than offsetting increased capital investment.

     Other property and equipment expenses fell 6% to £176m (2003: £188m), a result of a reduction in property running costs due to site closures and rationalisation.

Operating and Financial Review

Operating Review — Personal Financial Services continued

2003 compared to 2002

Total salaries and other staff costs were up 6% to £815m (2002: £770m) comprising:

>	salaries and other compensation payments remained broadly flat, with normal salary inflation, being offset by head count savings from the cost programme;

>	social security costs up 6% in total, reflecting the increase in employer’s contribution rate effective from April 2002; and

>	an increase in pension costs of £40m to £121m (2002: £81m), largely due to increased charges resulting from the pension fund deficit. A detailed analysis of the pension fund deficit is included in the “Other material items” section.

Bank, legal, marketing and professional expenses of £214m were up 8% on last year. Advertising and marketing spend was broadly stable, with a reduction in non-Abbey branded spend being offset by increased Abbey advertising.

     Software, computer and administration expenses of £270m (2002: £333m) were down 19%, largely reflecting the benefits of the cost reduction programme.

     Premises and equipment depreciation expenses of £90m decreased by 2%, due to increased information technology costs in relation to upgrading our telecommunications network, customer relationship management software and upgrades to the branch information technology infrastructure.

     Other property and equipment expenses were broadly unchanged at £188m (2002: £183m).

Personal Financial Services trading provisions

Personal Financial Services trading provisions by type

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Mortgages	(119)	8	17
Unsecured personal loans	78	61	47
Credit cards	8	10	4
Banking	62	39	68
Other	5	12	14

PFS provisions for bad and doubtful debts	34	130	150
Provisions for contingent liabilities	153	61	46
Amounts written off fixed-asset investments	–	–	(2)

Total PFS trading provisions	187	191	194
Add: embedded value charges and rebasing (1)	(48)	80	–
Add: reorganisation expenses (2)	48	34	–

PFS provisions	187	305	194

(1)	Charge in 2003 relates to the impact of tax law changes on the structure of the Scottish Provident acquisition.

(2)	Includes empty premises provisions arising from the review of site locations and certain asset write-downs.

2004 compared to 2003

In total, Personal Financial Services trading provisions were lower at £187m (2003: £191m).

     There was a release of mortgage provisions of £119m (2003: £8m charge) reflecting favourable arrears, and lower properties in possession and related losses incurred. Offsetting this are higher provisions on unsecured lending arising from increased fraud write-offs in Banking, and increased reserving on unsecured personal loans reflecting growth.

     Most of the higher charge under provisions for contingent liabilities and commitments relate to increased reserving for misselling contributions.

2003 compared to 2002

In total, Personal Financial Services trading provisions fell by 2% to £191m (2002: £194m).

     Personal Financial Services provisions for bad and doubtful debts of £130m fell 13% (2002: £150m).

     The mortgage provisions charge of £8m (2002: £17m) benefited from an improvement in arrears, while provisions relating to unsecured personal loans grew by £14m to £61m due to continued asset growth, particularly in cahoot. Banking provisions decreased to £39m (2002: £68m).

     Provisions for contingent liabilities and commitments of £61m (2002: £46m) include a provision of £50m related to uncertainty about the regulatory environment for product misselling.

Total Personal Financial Services non-performing loans

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Loans provided for	216	167	174
Arrears greater than 90 days not provided	428	414	528

Total non-performing loans	644	581	702

Total loans and advances to customers (1)	78,314	75,114	66,072
Total provisions	207	315	292

NPLs as a % of loans and advances	0.82%	0.77%	1.06%

Provisions as a % of NPLs	32.14%	54.22%	41.60%

(1)	The quoted loans and advances to customers are net of securitisations.

Operating and Financial Review

Operating Review — Personal Financial Services continued

2004 compared to 2003

The value of non-performing loans increased to £644m (2003: £581m), driven by several interest rate rises during the year but mitigated by a good credit quality of business written.

     As a percentage of loans and advances, non-performing loans have increased to 0.82% (2003: 0.77%), with provision coverage of 32.14% (2003: 54.22%) - an appropriate coverage ratio given level of asset growth and quality despite the release of mortgage provisions during the year.

2003 compared to 2002

The total value of non-performing loans decreased to £581m (2002: £702m), benefiting from favourable market conditions, good credit control, and strong credit quality of new business written.

     As a percentage of loans and advances, non-performing loans decreased to 0.77% (2002: 1.06%), with provision coverage of 54.22% (2002: 41.60%).

Personal Financial Services mortgage arrears, properties in possession and lending mix

Mortgage arrears

	31 December 2004			31 December 2003
		CML (1)			CML (1)
	Number of		Industry	Number of		Industry
Cases	cases (000)	% of total	average %	cases (000)	% of total	average %

1 – 2 months arrears	24.6	1.88	n/a	20.2	1.47	n/a
3 – 5 months arrears	5.9	0.45	0.47	5.5	0.40	0.49
6 – 11 months arrears	1.8	0.14	0.23	2.2	0.16	0.27
12 months + arrears	0.3	0.02	0.10	0.5	0.03	0.12

	31 December 2004		31 December 2003
Value of arrears	£m	% of total	£m	% of total

1 – 2 months arrears	16.1	0.02	11.2	0.01
3 – 5 months arrears	9.6	0.01	7.5	0.01
6 – 11 months arrears	5.2	0.01	5.3	0.01
12 months + arrears	2.7	—	3.2	—

Total arrears	33.6	0.04	27.2	0.03

Balance sheet provisions	76.8		19.01
Coverage (times)	2.3		7.0

Mortgage properties in possession

	31 December 2004			31 December 2003
		CML (1)			CML (1)
			Industry	Number of		Industry
Cases	Number of cases	% of total	average %	cases	% of total	average %

No. of repossessions	987	0.08	0.05	1,642	0.06	0.03
No. of sales	1,024	0.08	0.05	1,736	0.06	0.04
Stock	288	0.02	0.02	325	0.02	0.02

(1)	The abbreviation CML stands for Council of Mortgage Lenders.

2004 compared to 2003

Mortgage 3-month-plus arrears cases have experienced a slight reduction to 8,000 compared to 8,200 at 31 December 2003. This amounts to 0.61% of the total, compared to 0.59% at 31 December 2003 and 0.80% for the industry as a whole (per Council of Mortgage Lenders).

     By value, 3-month-plus arrears totalled £17.5m (December 2003: £16.0m), with provisions in place of £76.8m (December 2003: £190.1m).

     The stock of properties in possession fell by 11% to 288 (December 2003: 325), with the number of property repossessions also falling by 655 to 987 (December 2003: 1,642). Given slightly higher interest rates, a modest deterioration in credit quality in 2005 is expected.

2003 compared to 2002

3-month-plus arrears cases of 8,200 was 39% lower than December 2002, and was 0.59% of the mortgage book, compared to 0.88% for the Council of Mortgage Lenders industry average.

     By value, the 3-month-plus arrears category totalled £16m (2002: £27m), with provisions in place of £190m (2002: £181m).

     The number of repossessions fell significantly by 38% to 1,642 (2002: 2,628), resulting in the stock of properties in possession falling to 325 (2002: 419).

Operating and Financial Review

Operating Review — Personal Financial Services continued

Mortgage new business credit quality

	31 December	31 December
	2004	2003

Loan-to-value analysis:
New business
> 90%	6%	7%
75% - 90%	32%	30%
< 75%	62%	63%
Average (at inception)	61%	62%
Average loan-to-value of stock (indexed)	45%	50%
New business profile:
First-time buyers	18%	17%
Home movers	39%	33%
Remortgagers	43%	50%
Average earnings multiple	2.7	2.5

There has been no significant deterioration of quality over the period, with most credit quality indicators remaining similar to or better than those reported in 2003. In particular:

>	The average loan-to-value of new business has remained broadly constant in 2004 at 61%, despite remortgage business reducing as a proportion of Abbey’s new business.

>	The proportion of new business written with a high loan-to-value (greater than 90%) has decreased slightly in 2004.

>	There has been a tightening of policy rules around income verification with a fast-track mortgage introduced for loan-to-value mortgages less than 60%.

>	Income multiples have increased in line with the market, given the continued increase in house prices. A review of income multiples has resulted in tighter guidelines for riskier segments of business and more relaxed policy for more valued and low risk customers.

>	For niche markets such as Buy-to-Let, Abbey is under-represented and has not significantly increased its exposure. These niche markets are still under review for a wider rollout.

>	The proportion of remortgage business taking further equity release has remained unchanged for the last 18 months.

Personal Financial Services Banking and unsecured personal loan arrears

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Total banking and unsecured personal loan arrears (1,2)	183	146	126
Total banking and unsecured personal loan asset	3,393	3,019	2,779
Banking and unsecured personal loan arrears as a % of asset	5.4%	4.8%	4.5%

(1)	Banking arrears are defined as customers whose borrowings exceed their overdraft by over £100.

(2)	Unsecured personal loan arrears are defined as the balances of accounts that are two or more monthly instalments in arrears.

2004 compared to 2003

Banking arrears have increased to £183m (2003: £146m) in line with asset growth, whereas unsecured personal loan arrears have increased above the rate of asset growth, mainly in cahoot and is due to a maturing book.

2003 compared to 2002

Arrears levels have increased 16% to £146m (2002: £126m) driven by increases in asset levels and the growing maturity of the cahoot unsecured lending book. Abbey-branded arrears have fallen 15%.

Personal Financial Services provisions for doubtful debts analysis – balance sheet

	31 December 2004		31 December 2003
	Provisions	Balance	Provisions	Balance
	balance	as % of	balance	as % of
	£m	loan asset	£m	loan asset

Mortgages	73	0.1	190	0.2
Personal banking	44	13.1	42	8.2
Unsecured personal loans	58	3.0	43	2.7
Abbey Business	5	0.5	18	1.2
cahoot	35	2.5	30	2.3

Banking and Savings	215	0.3	323	0.4
Scottish Provident	—	—	80	6.3
Group Infrastructure	—	—	—	—

Total PFS	215	0.3	403	0.5

Secured provisions have fallen in 2004 due to the general provision reduction.

     The increase in personal banking is due to reserves set aside for dormant accounts.

Operating and Financial Review

Operating Review — Personal Financial Services continued

Abbey Business excludes the business units disposed in 2004, which had higher reserve coverage. On the remaining assets, the coverage has reduced slightly.

     The increase in cahoot’s reserves was driven by a maturing book profile, which results in higher non-performing loans and consequently, higher specific provision.

Personal Financial Services provisions for doubtful debts analysis – balance sheet reconciliation

	Mortgages	Unsecured	Other	Total
	£m	£m	£m	£m

At 1 January 2004
General	183	27	88	298
Specific	7	90	8	105

Total	190	117	96	403

Transfer (to)/from P&L account	(120)	151	3	34
Recoveries	3	25	—	28
Reduction due to sale of leasing business	—	—	(92)	(92)
Irrecoverable amounts written off	—	(154)	(4)	(158)

At 31 December 2004	73	139	3	215

General	64	35	3	102
Specific	9	104	—	113

Total	73	139	3	215

	Mortgages	Unsecured	Other	Total
	£m	£m	£m	£m

At 1 January 2003
General	171	23	9	203
Specific	10	73	6	89

Total	181	96	15	292

Transfer (to)/from P&L account	6	110	94	210
Recoveries	5	28	1	34
Irrecoverable amounts written off	(2)	(117)	(14)	(133)

At 31 December 2003	190	117	96	403

General	183	27	88	298
Specific	7	90	8	105

Total	190	117	96	403

Operating and Financial Review

Operating Review — Portfolio Business Unit (PBU)

Portfolio Business Unit trading profit/(loss) on ordinary activities before tax by segment

		Motor Finance
	Wholesale	and Litigation
	Banking	Funding	Other	Total PBU
31 December 2004	£m	£m	£m	£m

Net interest income	(70)	98	32	60
Non-interest income	186	(24)	(27)	135
Depreciation and impairment on operating lease assets	(151)	—	—	(151)

Total trading income	(35)	74	5	44
Total trading expenses	(30)	(22)	(38)	(90)
Provision for bad and doubtful debts	88	(89)	(10)	(11)
Amounts written off fixed asset investments	80	—	—	80

Trading profit/(loss) on ordinary activities before tax	103	(37)	(43)	23
Adjust for:
Income from associated undertakings	—	(6)	—	(6)
Profit on disposal of Group undertakings	(32)	—	(14)	(46)

Operating profit/(loss)	71	(43)	(57)	(29)

		Motor Finance
	Wholesale	and Litigation
	Banking	Funding	Other	Total PBU
31 December 2003	£m	£m	£m	£m

Net interest income	22	245	86	353
Non-interest income	(197)	(58)	25	(230)
Depreciation and impairment on operating lease assets	(250)	(1)	—	(251)

Total trading income	(425)	186	111	(128)
Total trading expenses	(107)	(137)	(83)	(327)
Provision for bad and doubtful debts	(154)	(99)	(11)	(264)
Provision for contingent liabilities and commitments	(2)	—	(17)	(19)
Amounts written off fixed asset investments	(183)	—	—	(183)

Trading profit/(loss) on ordinary activities before tax	(871)	(50)	—	(921)
Adjust for:
Income from associated undertakings	—	(12)	—	(12)
Profit on disposal of Group undertakings	(50)	1	(40)	(89)
Profit/(loss) on the sale or termination of an operation	6	27	—	33

Operating profit/(loss)	(915)	(34)	(40)	(989)

		Motor Finance
	Wholesale	and Litigation
	Banking	Funding	Other	Total PBU
31 December 2002	£m	£m	£m	£m

Net interest income	327	464	55	846
Non-interest income	378	(48)	(71)	259
Depreciation and impairment on operating lease assets	(252)	(5)	—	(257)

Total trading income	453	411	(16)	848
Total trading expenses	(123)	(546)	(66)	(735)
Provision for bad and doubtful debts	(247)	(115)	(2)	(364)
Provision for contingent liabilities and commitments	—	(4)	—	(4)
Amounts written off fixed asset investments	(513)	—	—	(513)

Trading profit/(loss) on ordinary activities before tax	(430)	(254)	(84)	(768)
Adjust for:
Income from associated undertakings	—	(17)	—	(17)
Profit on disposal of Group undertakings	(46)	(2)	—	(48)

Operating profit/(loss)	(476)	(273)	(84)	(833)

	31 December	31 December	31 December
	2004	2003	2002
Profit on ordinary activities by line of business	£m	£m	£m

Other:
- International life assurance business	(39)	(26)	(92)
- European banking and other	(4)	26	8

	(43)	—	(84)

2004 compared to 2003

The Portfolio Business Unit trading result improved from a loss of £921m in 2003 to a trading profit of £23m in 2004, with a profit in the Wholesale Banking Portfolio being offset by continued provisioning and restructuring costs associated with the wind-down of the remaining Motor Finance and Litigation Funding businesses and stabilisation provisions in the Portfolio Business Unit Life Assurance entity.

Operating and Financial Review

Operating Review — Portfolio Business Unit (PBU) continued

The Wholesale Banking trading profit before tax was £103m (2003: loss £(871)m). The improved performance in the Wholesale Banking Portfolio reflects the significantly lower absolute level of asset disposals, and the provisioning to market realisable values taken in the course of 2003.

>	Net interest income decreased by £92m to £(70)m (2003: £22m) due to lower average asset balances.

>	Non-interest income increased £383m to £186m (2003: £(197)m), reflecting lower absolute levels of asset disposals and related losses.

>	Depreciation on operating lease assets fell £99m to £151m (2003: £250m), due to continued disposals of operating lease businesses.

>	Trading operating expenses fell to £30m (2003: £107m) due to reduced size of operations.

>	A decrease of £242m to £88m release for provision for bad and doubtful debts (2003: £154m charge) due to more favourable market conditions relating to the assets disposed of.

>	A credit of £80m to amounts written off fixed asset investments (2003: £183m charge) arose as a result of assets being disposed of for amounts in excess of their existing written down value.

The Motor Finance and Litigation Funding trading loss decreased by £13m to £37m (2003: £(50)m) with 2003 including provisions for redundancy and other costs associated with the wind-down of the business.

>	Net interest income decreased by £147m to £98m (2003: £245m) mainly due to three months of First National Bank net interest income being included in 2003.

>	Non-interest income increased £34m to £(24)m (2003: £(58)m), reflecting lower levels of fees being paid to introducers as a result of the run-off of these businesses.

>	Trading operating expenses fell to £22m (2003: £137m) due to the sale, referred to above.

>	Provisions for bad and doubtful debts were lower than the prior period at £89m (2003: £99m) due to run-off of the business and provisions made in prior periods.

The Other trading loss increased to £43m (2003: £nil) mainly due to provisions in Scottish Mutual International for fund stabilisation costs and the profit on the sale of Abbey National Italy in 2003.

>	Net interest income decreased by £54m to £32m (2003: £86m) mainly due to the sale of Abbey National Italy in 2003 and the sale of Abbey National France in 2004.

>	Non-interest income decreased £52m to £(27)m (2003: £25m), mainly due to provisions for fund stabilisation costs in Scottish Mutual International and the sale of Abbey National Italy in 2003.

2003 compared to 2002

The Portfolio Business Unit trading loss before tax increased by £153m to £921m (2002: £768m).

     The Wholesale Banking trading loss before tax was £871m (2002: £430m). The loss increase was primarily due to lower losses on assets disposals.

     The First National trading loss before tax was £50m (2002: £254m). The loss decrease was primarily due to the non-recurrence of the £357m impairment.

     The other trading loss before tax decreased by £84m to nil in 2003, primarily due to rationalisation costs incurred in 2002 which did not recur in 2003. Also results were negatively impacted in 2002 by embedded value charges and rebasing.

Portfolio Business Unit assets and risk-weighted assets by segment

	At 31 December 2004		At 31 December 2003
	Risk-weighted		Risk-weighted
	Assets	assets	Assets	assets
	£bn	£bn	£bn	£bn

Wholesale Banking	3.8	3.1	8.3	5.4
Motor Finance and Litigation Funding	0.9	0.8	2.1	2.4
Other	—	—	1.9	1.2

Total PBU	4.7	3.9	12.3	9.0

(1)	The table excludes the shareholder net assets of the international life assurance businesses of £208m (December 2003: £207m) since they do not have a risk-weighted assets equivalent.

The following section provides a detailed analysis of the 2004 balance sheet movements, focusing on the outstanding balances in these exit portfolios.

     Total Portfolio Business Unit assets of £4.7bn were 62% lower than at December 2003, with a 57% reduction in risk-weighted assets to £3.9bn (2003: £9.0bn).

>	The outstanding unrealised mark-to-market deficit (net of provisions) on the debt securities portfolio is £nil (2003: £nil), with the equivalent figure on the loan portfolio also £nil (2003: £66m). The mark-to-market positions do not cover portfolios such as leasing (including aircraft and Porterbrook) or private equity, although aircraft leasing has now been provided down to management’s estimate of realisable value and the private equity business was sold in the first half of 2004.

Operating and Financial Review

Operating Review — Portfolio Business Unit (PBU) continued

Wholesale Banking exit portfolios

The total charge for provisions, impairments and disposal losses for 2004 is £nil (December 2003: charge of £1,011m). This reflects the significantly lower level of asset disposals, and the provisioning down to market realisable values in securities and loans taken in 2003.

Balance sheet provisions and coverage

Total balance sheet provisions reduced to £124m during 2004 as a result of sales of debt securities and loans. The difference between the profit and loss provision charge and the balance sheet provision movement is a reflection of balance sheet provisions releases following asset sales and exchange rate movements.

	Specific	General	Total
	provisions	provisions	provisions
	£m	£m	£m

Closing balance at 31 December 2003	599	173	772
Profit and loss charge in 12 months to December 2004	32	(156)	(124)
Release on disposal	(501)	—	(501)
Other (incl. foreign exchange movements)	(23)	—	(23)

Closing balance at 31 December 2004	107	17	124

Summary portfolio details

Debt securities

	At 31 December 2004		At 31 December 2003
	Assets	RWAs	Assets	RWAs
	£m	£m	£m	£m

Corporates	—	2	53	100
Asset-Backed Securities (excluding CDOs)	43	31	189	214
CDOs	—	—	34	31
High yield (1)	—	—	712	100
Total debt securities	43	33	988	445

(1)	See the “Wholesale Banking exit portfolios – credit exposure analysis” section for further details.

Fair value of debt securities, equity shares and other similar interests

The following table provides an analysis of the fair value of Abbey’s investment securities by investment category at 31 December 2004. All amounts relate to securities held by Personal Financial Services businesses.

		Gross	Gross
	Amortised	unrealised	unrealised
	cost	gains	losses	Fair value
	£m	£m	£m	£m

Equity securities	30	—	—	30
Asset backed and corporate debt securities	282	51	(2)	331
Mortgage backed securities other than those issued or backed by US government agencies	38	3	—	41
Other debt securities	322	—	—	322

	672	54	(2)	724

Loan portfolio

	At 31 December 2004		At 31 December 2003
	Assets	RWAs	Assets	RWAs
	£m	£m	£m	£m

Infrastructure	0.2	0.2	0.6	0.4
Project finance:
– real estate	0.1	0.1	0.1	0.1
– other	0.1	0.1	0.9	1.0
Acquisition finance	—	—	—	—
Structured finance lending	—	—	0.4	0.2

	0.4	0.4	2.0	1.7

The change in the loan portfolio reflected sales across all portfolios.

Leasing

	At 31 December 2004		At 31 December 2003
	Assets	RWAs	Assets	RWAs
	£bn	£bn	£bn	£bn

Finance leases	1.1	0.4	2.2	0.6
Operating leases	2.3	2.3	2.5	2.4

	3.4	2.7	4.7	3.0

Operating and Financial Review

Operating Review – Portfolio Business Unit (PBU) continued

The finance leasing portfolio is predominantly high quality with over 70% of exposure being to counterparties rated AA or better. The operating lease portfolio principally represents assets held in Porterbrook (£2.2bn) and aircraft leasing (£0.1bn) portfolios. The value of the aircraft leasing business has been written down to net asset value based on current market conditions.

     The decrease in operating leases in the 12 months to 31 December 2004 was due to sales of aircraft leasing.

Private equity

	At 31 December	At 31 December
	2004	2003
	£m	£m

Opening balance of draw-downs (net of provisions)	373	797
Draw-downs in the current period	—	159
Disposals	(378)	(445)
Provision write-backs/(offs)	6	(138)

Closing balance of draw-downs	1	373

Undrawn commitments	—	239

Wholesale Banking exit portfolios – credit exposure analysis

Certain tables presented in prior periods have been omitted as the date is no longer meaningful due to the significant reduction in exposure.

Credit exposures by credit rating

	At 31 December 2004			At 31 December 2003
		Average of			Average of
	Average	top five	Total	Average	top five	Total
	exposure	exposures (2)	exposure	exposure	exposures (2)	exposure
	£m	£m	£bn	£m	£m	£bn

AAA	25.7	50.2	0.2	25.7	87.9	0.5
AA	22.3	145.9	1.0	40.0	175.1	1.6
A	17.0	76.4	0.4	20.2	107.9	0.9
BBB	35.8	125.1	0.9	23.7	141.4	1.3
Total investment grade			2.5			4.3
BB	17.0	38.2	0.2	17.2	49.4	0.5
B	7.4	10.2	0.1	15.1	41.3	0.4
CCC	7.4	10.3	0.1	14.5	42.1	0.4
Total sub-investment grade			0.4			1.3
Equity	n/a	n/a	—	n/a	n/a	0.5

Total exposure (1)			2.9			6.1

(1)	Total exposure of £2.9bn is £0.9bn lower than total assets of £3.8bn. This results mainly from the exposure amounts including amounts due from leasing counterparties rather than the asset value of leasing businesses.

(2)	In some instances there are now less than five individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the top five and the total exposure.

Additional sector analysis

	At 31 December	At 31 December
	2004	2003
Aircraft	£m	£m

IEM Airfinance BV	39	174
Asset-backed securities	—	183
Other (including operating leases)	75	82

	114	439

	At 31 December	At 31 December
	2004	2003
US and UK power lending	£m	£m

UK	6	221
US	39	350

	45	571

Of which:
Power projects lending on credit watch	37	360

Credit exposures by region

	Investment	Sub-investment
	grade	grade	Total
At 31 December 2004	£bn	£bn	£bn

Europe	2.1	0.3	2.4
North America	0.4	0.1	0.5

Total exposure	2.5	0.4	2.9

Operating and Financial Review

Operating Review – Portfolio Business Unit (PBU) continued

	Investment	Sub-investment
	grade	grade	Total
At 31 December 2003	£bn	£bn	£bn

Europe	3.4	1.0	4.4
North America	0.8	0.6	1.4
Asia-pacific	0.1	0.1	0.2
Latin America	—	0.1	0.1

Total exposure	4.3	1.8	6.1

Sub-investment grade credit exposure

	At 31 December 2004			At 31 December 2003
		Average of			Average of
	Specific	top five	Total	Specific	top five	Total
	provisions	exposures(1)	exposure	provisions	exposures	exposure
	£m	£m	£bn	£m	£m	£bn

Corporates	—	16.8	0.1	—	37.0	0.2
Asset Finance	96.0	38.6	0.3	180.0	49.0	0.9
ABS / MBS	10.0	—	—	88.0	40.5	0.2

Credit exposure	106.0		0.4	268.0		1.3
High yield	—		—	69.0	—	0.1
Private equity (excluding undrawns)	1.0		—	262.0		0.4

Total exposure	107.0		0.4	599.0		1.8

(1)	In some instances there are now less than five individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the top five and the total exposure.

Motor Finance and Litigation Funding

At 31 December 2004		At 31 December 2003
	Risk-weighted		Risk-weighted
Assets	assets	Assets	assets (1)
£bn	£bn	£bn	£bn

0.9	0.8	2.1	2.4

(1)	In 2003 Motor Finance and Litigation Funding risk-weighted assets exceeded the value of assets due to the regulatory treatment of the joint venture with Peugeot, whereby 100% of assets are included for regulatory purposes.

Other

International life assurance businesses

	At 31 December	At 31 December
	2004	2003
	£m	£m

Loss before tax	(39)	(26)
Embedded value asset	88	192
New business premiums	2	226

On 1 January 2004, Scottish Provident International was transferred into the ongoing Personal Financial Services business following the decision to retain the business as an integral part of the offering. The 2003 results have not been restated for the transfer, though the business accounted for £8m of loss, £71m of the embedded value asset and £57m of the new business reflected above. The Dublin based international life businesses which are reported in the Portfolio Business Unit in 2004, have now been transferred back into Personal Financial Services from 1 January 2005, with a loss before tax of £(39)m (2003: loss £(18)m), deteriorating due to additional provisioning in respect of fund stabilisation costs in Scottish Mutual International.

European operations and other

Total assets at 31 December 2003 of £1.9bn consisted largely of Abbey National France which was disposed of in 2004.

Operating and Financial Review

Other Material Items

Impact of embedded value charges and rebasing

									31 December
	31 December 2004				31 December 2003				2002
	AN	Scottish	Scottish		AN	Scottish	Scottish
	Life	Mutual	Provident	Total	Life	Mutual	Provident	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Investment assumptions and variances	(5)	(19)	7	(17)	26	(122)	(22)	(118)	(668)
Other one-off adjustments	—	(60)	98	38	—	(85)	(240)	(325)	115

Total embedded value charges and rebasing	(5)	(79)	105	21	26	(207)	(262)	(443)	(553)

Investment assumptions and variances

This variance represents the adjustment to allow for differences between actual market performance and our assumptions set out at the beginning of the year. Overall, investment assumptions and variances have improved by £101m. The improvement shows that during 2004 investment performance and market movements were in closer alignment with assumptions. In Scottish Mutual, the cost of £19m principally reflects realised losses and an adjustment to the assumed value of future profits following changes in asset mix during the period. The positive £7m Scottish Provident investment variance is largely driven by a change in asset mix in the non-profit sub-fund out of cash and into bonds.

Other one-off adjustments

The 2003 results included provisions in relation to the realistic balance sheet position of the funds. The 2004 results include a release of the provisions in respect of the Scottish Provident contingent loan in the long-term fund and shareholders’ fund.

Reorganisation expenses

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Cost reduction programme	(459)	(174)	(34)
Asset write-downs	(106)	(141)	—

	(565)	(315)	(34)

Reorganisation expenses of £565m were a combination of expenses in relation to the reorganisation programme initiated early in 2003, costs associated with the sale of Abbey to Banco Santander Central Hispano, S.A., and costs and provisions raised post-completion of the transaction. The post-acquisition charges amount to £243m in the last quarter, consisting largely of redundancy costs and asset write-downs.

Goodwill charges

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Goodwill amortisation	(20)	(18)	(64)
Goodwill impairment	—	(10)	(747)

Total goodwill charges	(20)	(28)	(811)

Goodwill charges of £20m comprise mainly the ongoing amortisation charge in relation to Scottish Provident and Fleming Premier Banking.

Pension fund

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Regular cost	66	75	85
Amortisation of surpluses arising on pension schemes	—	—	(3)
Amortisation of deficits arising on pension schemes	50	45	16
Amortisation of surplus arising from fair value adjustment on acquisition of National and Provincial	2	2	2

P&L charge in respect of defined benefit schemes	118	122	100
Add: P&L charge in respect of other schemes (1)	4	6	1

Total pension charges (2)	122	128	101
Less: Portfolio Business Unit charges	(2)	(7)	(20)

PFS charges	120	121	81

(1)	Comprises defined contribution pension schemes.

(2)	Excludes £10m of pension charges relating to the life assurance businesses reported in non-interest income under embedded value accounting (2003: £7m; 2002: £11m).

Operating and Financial Review

Other Material Items continued

The following comments refer to the pension cost for the combined Personal Financial Services and Portfolio Business Unit businesses.

     The Abbey defined benefit pension schemes were closed to new members in March 2002 being replaced with a defined contribution scheme. The decrease in the regular cost to £66m (2003: £75m) is due to members of the defined benefit schemes leaving employment during 2004, partially offset by salary inflation.

     The annual review of Abbey’s pension schemes in March 2004 indicated a pre-tax deficit of £563m compared to £604m in 2003.

FRS 17 disclosure

	31 December	31 December
	2004	2003
	£m	£m

Total market value of assets	2,493	2,205
Present value of scheme liabilities	(3,689)	(3,306)

FRS 17 scheme deficit	(1,196)	(1,101)
Related deferred tax asset	359	330

Net FRS 17 scheme deficit	(837)	(771)

The table above and the following comments reflect the position of Abbey’s defined benefit schemes in totality.

     At 31 December 2004, taking assets at market value and discounting future liabilities at an AA Corporate Bond Rate of return the scheme deficit under FRS 17 was £837m post tax compared to £771m in December 2003. Asset growth of £288m was primarily driven by £243m investment returns, along with contributions to the fund being greater than benefits paid out and transfers out.

     Valuations under FRS 17 are dependent upon market conditions at the balance sheet date, potentially leading to volatility in results between reporting dates. Based on an asset value of £2,493m at December 2004 and asset allocation targets of 50% equities, 30% Bonds, and 20% Gilts and assuming average market returns, the estimated sensitivity to a 10% market movement is £125m for equities, £75m for Bonds and £50m for Gilts.

     Liabilities are determined by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value. These increased by £383m to £3,689m (2003: £3,306m). The principal movements in the liabilities were the inclusion of a further 12 months’ service cost for current scheme members £120m, the unwind of the discount £183m, a decrease in the discount rate from 5.5% to 5.4% £76m, based on a long-term AA Corporate Bond return and an increase in the inflation rate from 2.7% to 2.8% £78m, offset in part by benefits paid of £88m.

     Under FRS 17, the profit and loss charge for 2004 would be £183m, determined by the assumptions below and the actual service accrued by scheme members. This principally comprises a £139m investment return offset by £120m service cost, £24m past service cost and a £183m financing cost, equating to the unwind of the discount on liabilities.

	31 December 2004	31 December 2003
	%	%

Discount rate for scheme liabilities	5.40	5.50
Pension and deferred pension increases	2.80	2.70
General salary increase	4.30	4.20
General price inflation	2.80	2.70
Expected rate of return on equities	8.00	7.25
Expected rate of return on bonds	5.00	5.50

UK GAAP to US GAAP reconciliation

Profit/(loss) attributable to the shareholders of Abbey National plc under UK GAAP in each of the years ended 31 December 2004, 2003 and 2002 was £80m, £(699)m and £(1,161)m, respectively. Under US GAAP the corresponding amounts were £(68)m, £(128)m (restated) and £(1,407)m (restated), respectively. Reconciliations between the UK GAAP and US GAAP amounts, together with detailed explanations of the accounting differences, are included in Notes 58-65 to the Consolidated Financial Statements. As part of the preparation of Abbey’s 2004 Consolidated Financial Statements, certain US GAAP differences for 2003 and 2002 have been restated to reflect the correction of errors in the accounting treatment for securitisations, loan origination fees and costs, goodwill, the deferred acquisition costs in the life assurance businesses, derecognition of liabilities and operating leases. The effects of the restatements are set out on page 186.

     As a result of management’s review and restatement of previous US GAAP financial results, management has concluded that there was a material weakness in Abbey’s internal control over financial reporting as of December 31, 2004, regarding Abbey and certain of its subsidiaries having insufficient personnel in the corporate accounting department with sufficient knowledge and experience in US GAAP and the SEC requirements. As part of Abbey’s strengthening of internal controls in the context of these findings, Abbey has undertaken a number of remediation procedures in order to address the internal control deficiencies that contributed to these errors. These remediation efforts will continue during 2005 and include hiring additional accounting personnel knowledgeable in US GAAP; training current accounting staff on the application of US GAAP accounting pronouncements; reinforcing existing US GAAP reporting controls over the reporting process of subsidiaries, including levels of review; and improving standardized reconciliation templates to assist in the reconciliation process between UK GAAP and US GAAP.

Operating and Financial Review

Other Material Items continued

     The principal differences between UK and US GAAP, which affected net income, were as follows:

The treatment of shareholders’ interest in the long-term assurance business. Under UK GAAP applicable to banking groups, the net present value of future profits inherent in the long-term assurance business are recognised in the current reporting period. Under US GAAP revenue is recognised when premiums fall due from the policyholders and costs of claims are recognised in the period that such an assured event occurs, resulting in a more even recognition of profit over the life of the related policies.

     In addition, under UK GAAP the shareholder profit and loss account only ever gets credit for the with-profit result at the time of bonus allocation. Under US GAAP the shareholder gets 10% of the with-profit result for a period as the result arises.

The methods of accounting for goodwill and intangible assets. For UK GAAP, FRS 10 continues to require goodwill to be recorded at the income-generating unit and to be amortised over a reputable period of 20 years. Since June 2002, US GAAP requires goodwill to be capitalised at a reporting unit level and all goodwill balances are subject to an annual impairment test. Such goodwill is written off to the extent that it is judged to be impaired.

Under US GAAP, intangible assets representing the value of customer relationships distribution channels and brands associated with acquisitions are established separately. Under UK GAAP, expenses incurred on the purchase or development of computer software are charged to the Profit and Loss account as incurred. Under US GAAP, certain of such costs are capitalised and amortised over the expected useful life of the software. In addition, capitalised costs are tested for impairment.

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

Loan origination fees and costs. Under UK GAAP, loan origination fees and costs are taken to the Profit and Loss Account when services are provided, unless the origination fees and costs are in the nature of interest or income, in which case they are taken to the Profit and Loss Account over the expected life of the transaction to which they relate or over the period of time that Abbey has the right to recover the incentives in the event of early redemption. For US GAAP, SFAS 91 requires all loan origination fees not offset by directly related costs to be deferred and amortised over the life of the related loan.

Securities. Under UK GAAP, securities held for investment purposes are stated at cost and adjusted for any amortisation of premium or discount, with a provision also being made for any impairment. Securities not held for investment are stated at their market values, with any gains or losses taken to the Profit and Loss Account. Under US GAAP, investments in equity securities with readily determinable market values and all investments in debt securities are classified as trading, available for sale or held to maturity securities, in accordance with SFAS 115. Trading securities are accounted for in the same manner as investments not held for investment purposes under UK GAAP. Available for sale Securities are reported at market value, with any unhedged, unrealised gains and losses taken directly to shareholders funds. Securities covered by fair value hedges will have the unrealised portion of the security and the underlying fair value of the derivative taken to the profit and loss account. Held to maturity securities are treated in the same manner as securities held for investment purposes under UK GAAP.

The treatment of dividends declared or proposed after the year-end by the Board of Directors. For UK GAAP, dividends are recorded in the period to which they relate, while under US GAAP dividends are recorded in the period that they are actually declared.

     The tax-effect of the above adjustments is made in accordance with the provisions for accounting for deferred income tax.

2004 compared to 2003

Net loss available to ordinary shareholders under US GAAP is £68m in 2004, £110m lower than the equivalent amount available under UK GAAP. In 2003 the US GAAP loss available to ordinary shareholders was £128m (restated), £631m higher than the UK GAAP equivalent.

     The UK to US GAAP adjustments decreased £741m from income of £631m in 2003 to a £110m expenses in 2004. Material movements include the following.

>	During 2004, measures were implemented to reduce the shareholders’ exposure to losses within the with-profit funds. As a result, provisions made in previous years against the prospect of such losses, to the extent not utilised, were reduced. This contributed to the £109m increase in 2004 in shareholders’ interest in long-term assurance business.

>	A charge related to software impairments and disposal losses following the Banco Santander Central Hispano, S.A. acquisition and well documented technology improvements that are expected to follow.

>	An impairment charge related to the value of distribution channels due to reduced profitability in a competitive UK protection market through the independent adviser channels in place at the date of Scottish Provident’s acquisition.

>	2003 was affected by the closeout of derivatives which hedged Portfolio Business Unit assets, a process that was largely complete by the end of that year. 2004 reflects the remaining reduced level of UK non-trading derivatives for which hedge accounting is not obtained compared to earlier years.

Operating and Financial Review

Other Material Items continued

2003 compared to 2002

Net loss available to ordinary shareholders under US GAAP is £128m in 2003, £631m lower than the equivalent amount available under UK GAAP. In 2002 the US GAAP loss available to ordinary shareholders was £1,407m (restated), £246m higher than the UK GAAP equivalent.

     The UK to US GAAP adjustments increased £824m from expense of £193m in 2002 to a £631m income in 2003. Material movements include the following.

>	An increase in shareholders’ interests in long-term assurance business (from expense of £673m in 2002 to income of £270m in 2003), primarily due to recognition under US GAAP of the deficits in the policyholder with-profits funds whereas, under UK GAAP, only that amount for which the shareholder is responsible is recognised. The deficits were due to the sharp fall in equity markets in 2002 which have partially recovered in 2003, reducing the overall deficit on a US GAAP basis. The difference was reduced in 2003 following the provision for realistic balance sheet liabilities in the UK GAAP result. The improvement was also due to lower levels of new business in 2003 with UK GAAP recognising more of the profit up-front while US GAAP spreads the profit over the life of the contract and there is therefore a greater benefit from the in-force book.

>	An increase in derivatives and hedged underlying transactions of £441m primarily due to the close-out of derivative instruments which hedged Portfolio Business Unit assets as part of the disposal process.

>	A decrease of £692m in goodwill (from £714m in 2002 to £22m in 2003) primarily due to a £660m difference on impairments recognised under UK and US GAAP in 2002 and reversal of amortisation recorded under UK GAAP.

Legal proceedings

Abbey and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have material adverse effect on the financial position or the results of operations of Abbey.

Material contracts

Abbey and its subsidiaries are party to various contracts in the ordinary course of business save as referred to in note 24 of the Financial Statements. For the two years ended 31 December 2004, there have been no material contracts being contracts entered into outside the ordinary course of business.

Audit fees

Please refer to Note 8 of the Consolidated Financial Statements.

Operating and Financial Review

Balance Sheet Operating Review

Throughout this section, reference to UK and non-UK refer to the location of the office where the transaction is recorded.

Deposits

The following tables set forth the average balances of deposits for each of the three years ended 31 December.

	Average: year ended 31 December
	2004	2003	2002
	£m	£m	£m

Deposits by banks
UK	7,340	7,144	8,159
Non-UK	697	1,761	3,758

Total	8,037	8,905	11,917

Customers’ accounts (all interest bearing)
UK	59,405	63,154	63,326
Non-UK	5,301	5,501	5,200

Total	64,706	68,655	68,526

Customers’ accounts — by type

	Average: year ended 31 December
	2004	2003	2002
	£m	£m	£m

UK
Retail demand deposits	41,761	42,477	38,727
Retail time deposits	12,177	12,620	14,396
Wholesale deposits	5,467	8,057	10,203

	59,405	63,154	63,326

Non-UK
Retail demand deposits	1,152	1,260	1,320
Retail time deposits	4,149	4,083	3,417
Wholesale deposits	—	158	463

	5,301	5,501	5,200

Total	64,706	68,655	68,526

Substantially all retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts) and administered by the branch network, or cahoot, Abbey’s separately branded internet banking proposition. Retail demand and time deposits are also obtained outside the UK, principally through Abbey National Offshore. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.

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

Wholesale Deposits

Wholesale deposits are those which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter-bank money market rates.

Short-term borrowings

The following tables set forth certain information regarding short-term borrowings (composed of deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended 31 December. While deposits by banks are reported in the “deposits” section above, they are also shown under “Short-term borrowings” because of their importance as a source of funding to Abbey.

Operating and Financial Review

Balance Sheet Operating Review continued

Deposits by banks

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Year-end balance (1)	8,578	1,178	11,481
Average balance (2)	8,037	8,905	11,917
Maximum balance	12,575	10,979	19,101

	%	%	%

Average interest rate during year	3.15	2.78	2.75
Year-end interest rate (3)	5.43	2.83	2.80

At 31 December 2004, deposits by foreign banks amounted to £9,538m (2003: £5,881m, 2002: £10,364m).

Commercial paper

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Year-end balance	1,056	1,298	8,439
Average balance (2)	2,086	4,199	12,958
Maximum balance	3,367	7,300	15,813

	%	%	%

Average interest rate during year	0.57	1.60	3.42
Year-end interest rate (3)	0.22	5.16	1.46

Commercial paper is issued by Abbey generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America Corporation, a subsidiary of Abbey National Treasury Services plc.

     Included in the above year-end balance for 2002 is £3.6bn in respect of commercial paper issued by Moriarty Limited and Moriarty LLC. Moriarty was a bankruptcy-remote asset-backed commercial paper programme sponsored by Abbey National Treasury Services plc.

Negotiable certificates of deposit

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Year-end balance	7,073	8,211	21,744
Average balance (2)	8,446	13,996	26,917
Maximum balance	9,901	22,429	30,468

	%	%	%

Average interest rate during year	3.04	2.17	2.70
Year-end interest rate (3)	3.65	3.70	2.75

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £161m (2003: £204m, 2002: £221m).

(2)	Average balances for 2004, 2003, and 2002 are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.

(3)	Year-end interest rates are calculated on the basis of the interest earned in the year relative to the year-end balance, and are therefore not representative of actual interest rates.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of Abbey’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2004. A proportion of Abbey’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2004. Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See “Short-term borrowings” above for information on amounts and maturities of claims under issues of commercial paper.

Operating and Financial Review

Balance Sheet Operating Review continued

		In more than
		three months	In more than
		but not more	six months but
	Not more than	than six	not more than	In more than a
	three months	months	one year	year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:
UK	2,417	1,349	948	80	4,794
Non-UK	1,444	550	233	52	2,279
Wholesale time deposits:
UK	3,082	410	325	2,635	6,452
Non-UK	279	—	—	—	279

Total	7,222	2,309	1,506	2,767	13,804

At 31 December 2004, there were an additional £2,390m of wholesale deposits which were repayable on demand. All wholesale time deposits exceeded £50,000 at 31 December 2004.

Securities

The following table sets out the book and market values of securities at 31 December for each of the three years indicated. For further information, see the notes to the Consolidated Financial Statements.

	2004		2003		2002
	Net asset	Market	Net asset	Market	Net asset	Market
	value	Value (1)	value	Value (1)	value	Value (1)
	£m	£m	£m	£m	£m	£m

Investment securities
Debt securities:
UK government	—	—	125	125	133	133
US treasury and other US government agencies and corporations	—	—	—	—	778	779
Other public sector securities	28	28	28	29	1,512	1,699
Bank and building society certificates of deposit	317	317	204	203	1,011	1,022
Other issuers: (2)
Floating rate notes	32	27	330	381	3,138	3,130
Mortgage-backed securities	38	42	36	37	4,022	4,014
Other asset-backed securities (3)	257	325	535	483	13,392	13,061
Other	—	—	495	583	8,989	9,255
Ordinary shares and similar securities	30	30	394	394	893	901

Sub Total	702	769	2,147	2,235	33,868	34,004

Other securities (3)
Debt securities:
UK government	491	491	547	547	1,169	1,169
Other public sector securities	2,869	2,868	3,798	3,798	4,706	4,706
Bank and building society certificates of deposit	11,170	11,170	15,811	15,811	14,322	14,322
Other issuers: (2)
Floating rate notes	224	224	244	244	43	43
Mortgage-backed securities	240	240	608	608	159	159
Other asset-backed securities (3)	495	495	614	614	260	260
Other	6,522	6,522	6,953	6,953	6,173	6,173
Ordinary shares and similar securities	1,146	1,146	1,239	1,239	70	70

Sub Total	23,157	23,156	29,814	29,814	26,902	26,902

Total	23,859	23,925	31,961	32,049	60,770	60,906

(1)	There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges.

(2)	Other securities comprise securities held for trading purposes and securities used for the stock borrowing and lending business. These securities are carried at market value.

(3)	In 2002 this included a portfolio of asset-backed securities managed by Abbey National Treasury Services plc on behalf of Moriarty and its associated companies. See “Short-term borrowings — Commercial paper” included elsewhere in this Annual Report.

A description of the characteristics of the securities held under each of the subcategories of securities in the table above is provided below.

UK government securities

The holdings of UK government securities (gilts) are primarily at fixed rates. Abbey’s assets and liabilities are predominantly floating rate (as described under “Risk management — market risk” included elsewhere in this Annual Report) which is used as the benchmark for risk management. Fixed-rate securities (including gilts) are generally hedged into floating-rate, on either an individual or an aggregate basis within the overall management of the appropriate book.

Operating and Financial Review

Balance Sheet Operating Review continued

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

Other issuers: floating-rate notes

Floating-rate notes have simple risk profiles and are either managed within the overall position for the relevant book, or are hedged into one of the main currencies.

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

Other issuers: other securities

This category comprised mainly synthetic floating-rate notes (which are fixed-rate bonds packaged into floating-rate by means of swaps tailored to provide a match to the characteristics of the underlying bond), along with a number of structured transactions which were hedged, as appropriate, either on an individual basis or as part of the overall management of the books. The synthetic floating-rate notes comprised bonds issued by banks, financial institutions and corporations, the latter being largely guaranteed by banks and financial institutions.

The following table sets out the maturities and weighted average yields of investment securities at 31 December 2004.

					Maturing after five
	Maturing within one		Maturing after one but		years but within ten		Maturing after ten
	year:		within five years:		years:		years:		Total:
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
	£m	%	£m	%	£m	%	£m	%	£m	%

Public sector securities	28	3.25	—	—	—	—	—	—	28	3.25
Bank and building society certificates of deposit	310	4.89	7	4.82	—	—	—	—	317	4.89
Other issuers	20	0.64	8	1.09	49	1.27	284	9.13	361	7.42

Sub total	358		15		49		284		706
Ordinary shares (2)	30		—		—		—		30

Total net asset value before provisions	388		15		49		284		736

Provisions	—		—		—		(34)		(34)
Total net asset value	388		15		49		250		702

Total market value	382		9		42		336		769

(1)	The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2004 by the net asset value of securities held at that date, and is not necessarily representative when there are only a small number of securities in the portfolio.

(2)	Ordinary shares by their nature do not permit the calculation of yields which are meaningful in the same way as yields on debt securities; accordingly, these are omitted.

The following table sets forth the book and market values of investment and other securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Abbey’s shareholders’ funds at 31 December 2004.

Operating and Financial Review

Balance Sheet Operating Review continued

	Book value	Market value
	£m	£m

HBOS plc	3,249	3,262
Royal Bank of Scotland Group plc	3,163	3,170
UK government	1,690	1,758
Republic of Italy	1,300	1,316
Barclays Bank plc	907	908
Nationwide Building Society	901	901
Credit Suisse Group	776	776
Government of Germany	598	623

For the purposes of determining the above, shareholders’ funds amounted to £4,924m at 31 December 2004.

Loans and advances to banks

Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).

     The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

	Year ended 31 December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

UK	9,478	6,219	6,465	9,288	12,031
Non-UK	670	936	135	586	137

Total	10,148	7,155	6,600	9,874	12,168

The following tables set forth loans and advances to banks by maturity and interest rate sensitivity at 31 December 2004.

			In more than	In more than
			three months	one year but
		In not more	but not more	not more
	On	than three	than one	than five	In more than
	demand	months	year	years	five years	Total
	£m	£m	£m	£m	£m	£m

UK	2,879	6,535	63	1	—	9,478
Non-UK	8	662	—	—	—	670

Total	2,887	7,197	63	1	—	10,148

	Fixed rate	Variable rate	Total
	£m	£m	£m

Interest-bearing loans and advances to banks:
UK	7,851	1,520	9,371
Non-UK	3	667	670

	7,854	2,187	10,041
Items in the course of collection (non-interest bearing)
UK	n/a	n/a	107
Non-UK	—	—	—

Total	7,854	2,187	10,148

Loans and Advances to Customers

Abbey provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and also provides finance lease facilities and a limited number of lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by Abbey Financial Markets short-term markets business.

     The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

Operating and Financial Review

Balance Sheet Operating Review continued

	Year ended 31 December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

UK
Advances secured on residential properties	76,065	73,481	65,777	60,738	64,053
Purchase and resale agreements	4,520	2,958	742	2,704	6,875
Other secured advances	1,793	2,938	4,645	3,920	2,367
Corporate advances	1,030	3,762	9,071	9,119	5,534
Unsecured personal advances	3,516	3,228	5,162	4,833	4,901
Finance lease debtors	1,148	2,558	3,429	4,671	5,174

	88,072	88,925	88,826	85,985	88,904

Non-UK
Advances secured on residential properties	14	1,745	3,186	2,091	1,635
Purchase and resale agreements	6,737	6,414	2,358	1,507	—
Other secured advances	—	33	106	48	104
Unsecured personal advances	—	145	123	119	108
Finance lease debtors	—	15	18	67	18

	6,751	8,352	5,791	3,832	1,865

Total	94,823	97,277	94,617	89,817	90,769

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate advances in the UK, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK and US, accounts for more than 5% of total loans and advances.

     The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2004. In the maturity analysis, overdrafts are included in the “on-demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early. Abbey’s mortgage loans currently have an average life of six years depending on, among other factors, housing market conditions.

			In more than	In more than
			three months	one year but
	On	In more than	but not more	not more than	In more than
	demand	three months	than one year	five years	five years	Total
	£m	£m	£m	£m	£m	£m

UK
Advances secured on residential properties	823	1,688	1,554	9,308	62,692	76,065
Purchase and resale agreements	2,036	2,484	—	—	—	4,520
Other secured advances	29	116	325	263	1,060	1,793
Corporate advances	259	204	43	186	338	1,030
Unsecured personal advances	1,041	214	559	1,587	115	3,516
Finance lease debtors	—	25	12	84	1,027	1,148

Total UK	4,188	4,731	2,493	11,428	65,232	88,072

Non-UK
Advances secured on residential properties	—	—	—	2	12	14
Purchase and resale agreements	5,203	1,534	—	—	—	6,737
Other secured advances	—	—	—	—	—	—
Corporate advances	—	—	—	—	—	—
Unsecured advances	—	—	—	—	—	—
Finance lease debtors	—	—	—	—	—	—

Total non-UK	5,203	1,534	—	2	12	6,751

Total	9,391	6,265	2,493	11,430	65,244	94,823

	Fixed rate	Variable rate	Total
	£m	£m	£m

UK	25,857	62,215	88,072
Non-UK	6,737	14	6,751

	32,594	62,229	94,823

Abbey’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.

Operating and Financial Review

Balance Sheet Operating Review continued

Provisions on loans and advances to customers

Abbey’s provisioning policy is in accordance with UK industry practice as expressed in the British Bankers’ Association Statement of Recommended Practice on Advances. A proportion of Abbey’s provisions on loans and advances to customers relate to loans and advances secured, either by a first charge on residential property in the UK, or by other appropriate security depending on the nature of the loan.

Abbey’s provisioning policy is as follows:

>	Suspended interest — interest continues to be debited to all impaired loans. On advances secured by a charge on residential property payment is deemed to be impaired or non-performing when they are 90 days overdue. The homogeneous nature of the loans, together with the size of the loan portfolio, permits a reasonably accurate estimate to be made of the amount of this interest for which eventual recovery is doubtful. This amount is no longer credited to the Profit and Loss Account and is placed in suspense. Interest is no longer accrued when it is determined that there is no realistic prospect of recovery, the exception to this being certain small specialist portfolios where it is local market practice to place loans on a non-accrual basis where there is no realistic prospect of recovery.

>	Specific provision — a specific provision is established for all impaired loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan is considered to be impaired an assessment of the likelihood of collecting the principal of this loan is made. This assessment is generally made using statistical techniques developed on previous experience and on management judgement of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable. For advances secured on residential property the propensity of loans to become repossessed is also calculated.

>	General provision — a general provision is established to cover losses which are, from experience, known to exist at the balance sheet date but which have not yet been identified. The general provision is determined using management judgment given past loss experience, lending quality and economic prospects, and is supplemented by statistical calculations which corroborate the conclusions reached.

>	Amounts written off — losses are written off when it becomes certain how much is not going to be recovered from repayment, from realising any attached security, or from claiming on any mortgage indemnity guarantee or other insurance. This write-off is determined on a case-by-case basis. In the case of secured loans it is made when the security has been realised and, since the values can then be calculated with some certainty, the instances of further write-offs or recoveries are minimal. In the case of unsecured loans, the circumstances surrounding the asset will be considered before deciding to write-off completely. The write-off policy is regularly reviewed to assist in determining the adequacy of provisions.

     Security is realised in accordance with Abbey’s internal debt management programme. Contact is made with customers at an early stage of arrears with counselling made available to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

     As a result of the write-off policy, the provisions may be made a significant time in advance of the related write-off. This is particularly the case for the loans secured on commercial properties included within the other secured advances category. Legal proceedings to repossess and realise the value of the security are complex and lengthy processes. This means that, although the likely losses have been identified and appropriate provisions made on a case-by-case basis, fewer cases have been determined precisely and written off, net of recoveries, compared to other classes of lending.

Operating and Financial Review

Balance Sheet Operating Review continued

Analysis of end-of-year provisions on loans and advances to customers

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Specific
Advances secured on residential properties — UK	9	8	24	46	50
Other secured advances — UK	148	36	42	45	57
Unsecured personal advances — UK	133	171	124	152	170
Corporate advances — UK	67	161	204	—	—
Advances secured on residential properties — non-UK	—	17	26	16	11
Other secured advances — non-UK	—	26	34	27	41
Unsecured personal advances — non-UK	—	4	4	4	4

Total specific provisions	357	423	458	290	333

General
Advances secured on residential properties — UK	58	165	165	145	139
Other secured advances — UK	3	58	19	18	15
Unsecured personal advances — UK	35	32	32	35	31
Corporate advances — UK	14	173	56	—	—
Advances secured on residential properties — non-UK	—	12	9	5	3
Other secured advances — non-UK	—	2	4	4	5
Unsecured personal advances — non-UK	—	—	3	1	1

Total general provisions	110	442	288	208	194

Total provisions	467	865	746	498	527

Ratios	%	%	%	%	%

Provisions at the year end as a percentage of year-end loans and advances to customers
Advances secured on residential properties — UK	0.09	0.24	0.29	0.31	0.30
Other secured advances — UK	8.44	3.28	1.30	1.61	3.03
Unsecured personal advances — UK	4.65	6.20	3.02	3.87	4.09
Corporate advances — UK	9.43	13.83	2.97
Advances secured on residential properties — non-UK	0.73	1.70	1.10	1.00	0.87
Other secured advances — non-UK	—	68.29	80.85	64.58	44.23
Unsecured personal advances — non-UK	11.53	2.76	5.69	4.20	4.39
Total loans and advances to customers	0.49	0.93	0.82	0.59	0.62
Amounts written off (net of recoveries) (1)	0.35	0.40	0.33	0.37	0.35
Percent of loans in each category to total loans
Advances secured on residential properties — UK	80.29	76.62	69.76	67.62	70.57
Purchase and resale agreements — UK	4.77	3.08	0.79	3.01	7.57
Other secured advances — UK	1.89	3.05	4.99	4.36	2.61
Corporate advances — UK	0.91	2.51	9.27	10.15	6.10
Unsecured personal advances — UK	3.81	3.40	5.47	5.38	5.40
Finance lease debtors — UK	1.21	2.67	3.64	5.20	5.70
Advances secured on residential properties — non-UK	0.02	1.78	3.38	2.33	1.80
Purchase and resale agreements — non-UK	7.10	6.68	2.50	1.70	—
Other secured advances — non-UK	—	0.04	0.05	0.05	0.11
Unsecured advances — non-UK	—	0.15	0.13	0.13	0.12
Finance lease debtors — non-UK	—	0.02	0.02	0.07	0.02

(1)	Amounts written off (net of recoveries) ratio as a percentage of average loans and advances to customers excluding finance leases.

Operating and Financial Review

Balance Sheet Operating Review continued

Movements in provisions for bad and doubtful debts

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Provisions at the beginning of the year	865	746	498	527	529
Acquisition of subsidiary undertakings	—	—	8	—	—
Disposal of subsidiary undertakings	(70)	(94)	(1)	—	—

	795	652	505	527	529
Amounts written off
Advances secured on residential properties — UK	(2)	(16)	(27)	(41)	(39)
Other secured advances — UK	(39)	(45)	(33)	(49)	(41)
Unsecured personal advances — UK	(136)	(148)	(335)	(296)	(234)
Corporate advances — UK	(164)	(80)	—	—	—

	(341)	(289)	(395)	(386)	(314)
Advances secured on residential properties — non-UK	(2)	(10)	—	(1)	(2)
Other secured advances — non-UK	(2)	(10)	—	(5)	(7)
Unsecured personal advances — non-UK	—	—	(1)	(1)	—

Total amounts written off	(345)	(309)	(396)	(393)	(323)

Recoveries
Advances secured on residential properties — UK	16	4	4	9	3
Other secured advances — UK	8	—	3	8	12
Unsecured personal advances — UK	28	38	89	85	33

	52	42	96	102	48

Advances secured on residential properties — non-UK	—	—	5	—	—
Other secured advances — non-UK	—	—	6	—	—

Total amount recovered	52	42	107	102	48

Specific provisions charged against profit
Advances secured on residential properties — UK	(13)	5	1	27	24
Other secured advances — UK	147	52	25	29	52
Unsecured personal advances — UK	70	205	219	193	213
Corporate advances — UK	71	36	207	—	—

	275	298	452	249	289

Advances secured on residential properties — non-UK	(1)	4	2	6	1
Other secured advances — non-UK	—	—	(1)	(8)	—
Unsecured personal advances — non-UK	1	—	1	1	1

Total specific provisions charged against profit	275	302	454	248	291

General provisions charged against profit	(310)	172	60	15	(18)

Exchange and other adjustments	—	6	16	(1)	—

Provisions at the end of the year	467	865	746	498	527

Interest in suspense

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Interest in suspense at the beginning of the year	50	76	96	100	114
Acquisition of subsidiary undertakings	—	—	3	—	—
Net interest suspended during the year	7	9	10	23	32
Disposal of subsidiary undertaking	(42)	(15)	—	—	—
Interest written off	(8)	(24)	(38)	(26)	(46)
Exchange and other adjustments	—	4	5	(1)	—

Interest in suspense at the end of the year	7	50	76	96	100

Potential credit risk elements in loans and advances

US banks typically stop accruing interest when loans become overdue by 90 days or more, or when recovery is doubtful. In accordance with the British Bankers’ Association Statement of Recommended Practice on Advances, Abbey continues to charge interest for collection purposes, where appropriate, to accounts whose recovery is in doubt, but the interest is suspended as it accrues and is excluded from interest income in the Profit and Loss Account. This suspension of interest continues until such time as its recovery is considered to be unlikely at which time the advance is written off. While such practice does not affect net income in comparison with the practice followed in the US, it has the effect of increasing the reported level of potential credit risk elements in loans and advances. The amount of this difference at 31 December 2004 was £7m. Other than for the net interest suspended during the year, interest income in the Profit and Loss Account is the same as would have been credited if all loans had been current in accordance with their original terms.

     The following table presents the potential credit risk elements in Abbey loans and advances. Additional categories of disclosure are included, however, to record loans and advances where interest continues to be accrued and where either interest is being suspended or specific provisions have been made. Normal US banking practice would be to place such loans and advances on non-accrual status. However, at 31 December 2004, 2003 and 2002 there was a small amount of loan assets placed on non-accrual status within Abbey, where such treatment is viewed as more appropriate given the nature of the business and the particular circumstances of the loans. The amounts are stated before deductions of the value of security held and specific provision or interest suspended.

Operating and Financial Review

Balance Sheet Operating Review continued

Group non-performing loans and advances

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Accruing loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made:
UK	422	1,531	515	717	777
Non-UK	—	101	154	131	138

	422	1,632	669	848	915

Accruing loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made:
UK	801	1,110	1,364	898	871
Non-UK	—	4	22	19	14

	801	1,114	1,386	917	885

Non-accruing loans and advances:
UK	1	—	—	1	125
Non-UK	—	30	22	27	35

	1	30	22	28	160

Total non-performing loans and advances:
UK	1,223	2,641	1,879	1,616	1,773
Non-UK	—	135	198	177	187

	1,223	2,776	2,077	1,793	1,960

	%	%	%	%	%

Non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases	1.48	3.25	2.36	2.22	2.60
Provision as a percentage of total non-performing loans and advances	38.18	31.15	35.92	27.77	26.89

Overall, non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases have decreased from 3.25% to 1.48%, due to the unwind of the contingent loans made by the long-term business funds of Scottish Provident and Scottish Mutual to Abbey National Scottish Mutual Assurance Holdings in the course of 2004. These loans had provisions against them in 2003. Provisions as a percentage of total non-performing loans and advances have increased from 31.15% to 38.18% in 2004. This movement is attributable to the provision raised in the Motor Finance and Litigation Funding businesses.

Potential problem loans and advances

The large number of relatively homogeneous residential mortgage loans has enabled Abbey to develop statistical techniques to estimate capital and interest losses with reasonable accuracy.

     These techniques are used to establish the amount of provisions for bad and doubtful debts and interest suspensions. In addition, Abbey’s policy of initiating prompt contact with customers in arrears, together with the nature of the security held, which in the case of advances secured on residential property there has been a substantial increase in security values over the life of the loan. This means that a significant proportion of non-performing loans will not result in a loss.

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

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

6 months to 12 months in arrears	58	62	101	114	341
12 months or more in arrears	5	44	131	111	192
Properties in possession	10	7	9	14	57

The approximate anticipated bad debt write-offs and recoveries in respect of 2005 are as follows:

Group
Amounts written off	£m

Advances secured on residential properties — UK	4
Unsecured personal advances — UK	153
Corporate advances — UK	90
Other secured advances — UK	104
Advances secured on residential properties — non-UK	—
Other secured advances — non-UK	—
Unsecured personal advances — non-UK	—

351

Operating and Financial Review

Balance Sheet Operating Review continued

Group
Recoveries	£m

Advances secured on residential properties — UK	1
Other secured advances — UK	6
Unsecured personal advances — UK	22
Advances secured on residential properties — non-UK	—
Other secured advances — non-UK	—
Unsecured personal advances — non-UK	—

29

Country risk exposure

Abbey has minimal exposure to countries currently experiencing liquidity problems.

Cross border outstandings

The operations of Abbey involve operations in non-local currencies. These cross border outstandings are controlled through a well-developed system of country limits, which are reviewed to avoid concentrations of transfer, economic or political risks.

     Cross border outstandings, which exclude finance provided within Abbey National plc and its subsidiaries, are based on the country of domicile of the borrower or guarantor of ultimate risk and comprise loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets denominated in currencies other than the borrower’s local currency, but exclude balances arising from off-balance sheet financial instruments.

     At 31 December 2004, the countries where cross border outstandings exceeded 1% of adjusted assets (as defined below) was the US and consisted substantially of balances with banks and other financial institutions, governments and official institutions and commercial, industrial and other private sector entities. In this context, adjusted assets are total assets, as presented in the Consolidated Balance Sheet, excluding long-term assurance fund assets and balances arising from off-balance sheet financial instruments. On this basis, adjusted assets amounted to £140.2bn at 31 December 2004 compared to £146.6bn at 31 December 2003 and £174.4bn at 31 December 2002.

Cross border outstandings exceeding 1% of adjusted assets

					Commercial,
			Banks and other		industrial and
	As % of adjusted		financial	Governments and	other private
	assets	Total	institutions	official institutions	sector entities
	%	£m	£m	£m	£m

At 31 December 2004:
United States	5.31	7,448	7,412	—	36

At 31 December 2003:
United States	3.09	4,533	2,693	25	1,815
Italy	1.25	1,836	376	1,395	65

At 31 December 2002:
United States	1.65	2,884	1,112	19	1,753
Germany	1.25	2,176	1,914	—	262
Canada	1.19	2,068	1,536	53	479
Netherlands	1.14	1,993	1,262	—	731

Cross border outstandings between 0.75% and 1% of adjusted assets

At 31 December 2004, Abbey had no aggregate cross border outstandings between 0.75% and 1% of adjusted assets.

     At 31 December 2003, Abbey had aggregate cross border outstandings with France of 0.96% of adjusted assets with aggregate outstandings of £1,408m.

     At 31 December 2002, Abbey had no aggregate cross border outstandings between 0.75% and 1% of adjusted assets.

Tangible fixed assets

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Capital expenditure	90	49	165

Capital expenditure to 31 December 2004 amounted to £90m. The majority of this amount, was incurred by Bankings and Savings mostly related to computer infrastructure.

     Capital expenditure to 31 December 2003 amounted to £49m. The majority of this, £46m, was incurred by Bankings and Savings mostly related to computer infrastructure.

     Capital expenditure to 31 December 2002 amounted to £165m. Expenditure of £139m within Bankings and Savings mostly related to computer infrastructure, telecommunications, and automatic teller machine investment. In Investment and Protection and Abbey Financial Markets, £16m and £10m, respectively were spent.

     Abbey had 971 unique property interests at 31 December 2004 consisting of 12 freehold leases, 100 leasehold interests, and 859 operating lease interests, occupying a total floor space of 527,557 square meters. Abbey’s leasehold

Operating and Financial Review

Balance Sheet Operating Review continued

property interests are subject to leases ranging from 1 to 999 years in maturity with the majority being 9 years in average duration and subject to annual contracted rental increases.

     The number of unique property interests owned by Abbey is more than the number of individual properties as Abbey has more than one interest in some properties.

     The majority of Abbey’s property interests are retail branches. Included in the above total are 24 branches that were not occupied by Abbey as at 31 December 2004. Of Abbey’s individual properties, 852 are located in the UK, 15 in Europe, and 5 in the rest of the world. There are no material environmental issues associated with the use of the above properties.

     Abbey has four principal sites at Triton Square, London, Nelson Street, Bradford, St. Vincent Street, Glasgow, and Grafton Gate East, Milton Keynes. The main computer centre is Shenley Wood House in Milton Keynes. These properties are held under operating leases. The registered office of Abbey is located at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN.

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

     The most obvious capital management techniques considered are the issue of equity, preference and subordinated capital instruments. Other levers available include tools involving equity and retained earnings. Another obvious measure is control of the amount of assets and risk on the balance sheet and, finally, the use of asset mitigation tools designed to reduce the capital required to back certain classes of asset by disposing of part of the risk associated with them.

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

Capital adequacy requirements

Capital adequacy and capital resources are monitored by Abbey on the basis of techniques developed by the Basel Committee on Banking Supervision (the “Basel Committee”) and subsequently implemented in the UK by the UK regulator, the Financial Services Authority.

     The supervision of capital adequacy for banks in the European Union is governed by European Union Directives, and specifically the Banking Consolidation Directive and the Capital Adequacy Directives.

     After continuing consultation, the Basel Committee has developed a new framework to replace the 1988 Capital Accord, which the European Union has adapted and issued as Capital Adequacy Directive three. It is currently expected that the New Capital Accord will be implemented during 2007 and 2008, although implementation in the European Union will be dependent on the adoption of a directive amending the Banking Consolidation Directive and the Capital Adequacy Directives. Although the Basel Committee intends to deliver a more risk-sensitive methodology, including a new operational risk capital charge, its goal is that on average, the new approach should not raise nor lower regulatory capital for the banking sector. The international minimum risk asset ratio of 8% will be unchanged.

     On the basis of the developing proposals, management does not expect any material adverse change to the business of Abbey to arise from the new capital adequacy framework.

Capital ratios

The following capital ratios, which exceed both the Basel Committee minimum risk asset ratio of 8% and the Financial Services Authority’s specific recommendation for Abbey, are calculated for Abbey as supervised by the Financial Services Authority. Abbey recognises the additional security inherent in Tier 1 capital, and hence also presents a Tier 1 to risk-weighted assets ratio. An equity Tier 1 ratio (Tier 1 excluding preference shares) is also presented.

Operating and Financial Review

Balance Sheet Operating Review continued

Group capital

	2004	2003	2002
	£m	£m	£m

Balance sheet:
Distributable reserves and shareholders’ funds	4,697	4,961	6,196
Life assurance reserves — non-distributable	307	353	153
Less: goodwill recognised (1)	(1,069)	(1,068)	(1,277)

Core equity Tier 1	3,935	4,246	5,072
Tier 1 capital instruments	1,893	1,957	2,174

Total Tier 1 capital	5,828	6,203	7,246

Undated subordinated debt	2,604	2,976	3,065
Dated subordinated debt	2,204	2,513	2,745
General provisions and other	177	531	394

Total Tier 2 capital	4,985	6,020	6,204

Less:
PFS: investments in life assurance businesses	(3,789)	(3,521)	(3,384)
PFS: investment in non-life assurance businesses	(68)	(93)	(166)
Portfolio Business Unit	(225)	(476)	(807)

Total supervisory deductions	(4,082)	(4,090)	(4,357)

Total regulatory capital	6,731	8,133	9,093

Risk-weighted assets:
Personal Financial Services	52,198	52,158	46,019
Portfolio Business Unit	3,973	8,997	32,686

Total Abbey risk-weighted assets	56,171	61,155	78,705

Banking book	50,416	55,873	72,900
Trading book	5,755	5,282	5,805

Total Abbey risk-weighted assets	56,171	61,155	78,705

Capital ratios:
Risk asset ratio (%)	12.0	13.3	11.6
Tier 1 ratio (%)	10.4	10.1	9.2
Equity Tier 1 ratio (%)	7.0	6.9	6.4
Banking Equity Tier 1 ratio (%)	4.4	4.7	4.6

(1)	Goodwill recognised in the table above of £1,069m differs to that quoted on a statutory basis of £317m, largely as it is deducted from Tier 1 in full on acquisition, whilst the statutory treatment is to amortise the charge over a number of years, together with impairment tests being applied. The significant impairments to goodwill that have been taken in prior years are the principal cause of this difference.

Balance sheet

As at 31 December 2004, the Equity Tier 1 ratio and the risk asset ratio were 7.0% and 12.0% respectively. The increase in the Equity Tier 1 ratio was primarily due to the reduction in Portfolio Business Unit risk-weighted assets.

     Tier 1 capital decreased by £375m to £5,828m, driven by the level of profit attributable to shareholders of £80m and payment of ordinary dividends (£583m), including a special dividend to Abbey shareholders subsequent to the completion of the takeover by Banco Santander Central Hispano, S.A. Tier 1 capital includes a £307m non-distributable reserve, representing income from long-term assurance businesses recognised in the Profit and Loss Account, but not distributed by the long-term assurance funds.

     The decrease in Tier 2 capital of £1,035m was principally due to four subordinated debt issues being retired, together with amortization of subordinated capital and a reduction in general provisions.

     Supervisory deductions primarily represent capital invested in non-banking businesses — mainly the equity investment and retained earnings in life assurance and insurance companies. The movement in the year largely reflects the life assurance profit after tax and the unwind of special purpose vehicles in the Portfolio Business Unit.

Risk-weighted assets (RWAs)

Personal Financial Services risk-weighted assets were at the same level as at the end of December 2003. This was the result of an increase in Retail Personal Financial Services risk-weighted assets of £2.1bn after securitisation, offset by reductions of £1.7bn in Abbey Financial Markets Personal Financial Services activities and a £0.4bn decrease relating to the sale of the Abbey Business asset and leasing companies.

     Risk-weighted assets in the Portfolio Business Unit have decreased by £5.0bn reflecting the continued asset disposals process.

Operating and Financial Review

Balance Sheet Operating Review continued

Reconciliation of Equity Tier 1

	£m	%

Equity Tier 1 at 1 January 2004		6.9
Equity impacts:
- Profit after tax (1)	381	0.6
- Dividends and other (2)	(692)	(1.1)

	(311)	(0.5)
Risk-weighted asset impacts:
- Personal Financial Services growth (excl. securitisations)	2,144	(0.2)
- Securitisations (net of roll-offs)	(266)	—
- PFS business sales	(1,838)	0.2
- PBU business and asset sales	(5,024)	0.6

	(4,984)	0.6

Equity Tier 1 at 31 December 2004		7.0

(1)	Loss after tax for regulatory capital purposes excludes goodwill amortisation, as goodwill is deducted from Tier 1 in full on acquisition. Additionally, the regulatory group structure excludes certain non-banking entities, resulting in a slightly different tax charge to that for the statutory group.

(2)	“Dividends and other” includes the net impact of ordinary dividends, preference dividends, scrip dividends and movements in minority interests (including joint ventures).

Analysis of life assurance capital

	2004	2003
Value of long-term assurance business	£m	£m

Discounted value of future profits	1,540	1,171
Net assets held by long-term assurance funds	1,428	1,101

Embedded value of the long-term assurance business	2,968	2,272
Contingent loan to Scottish Provident’s with-profits sub fund	—	618

Total value of long-term assurance business	2,968	2,890
Contingent loan to Scottish Mutual	—	575
Other net assets of shareholder funds	997	427

Total value of long-term assurance business	3,965	3,892

The capital structure of the life companies changed significantly in July 2004 following the completion of Abbey’s review of the with-profits funds in Scottish Mutual and Scottish Provident and its subsequent agreement with the Financial Services Authority. Both contingent loans were repaid with no incremental capital or adverse profit impact over and above that already reported. A significant contribution was made to the Scottish Mutual with-profits fund, which was covered by provisions set up in prior years. In addition, the hedging programme was extended and moved into the with-profits funds to allow them to stand independently, reducing policyholder and shareholder risk.

     The discounted value of future profits represents the present value of the surplus expected to emerge in the future from the business in-force. The increase in discounted value of future profits since December 2003 of £369m to £1,540m was mainly driven by the unwind of the contingent loans although growth in new business sales in Scottish Provident also contributed. These increases were partly offset by policy maturities and stronger levels of surrenders in with-profits business.

     Net assets of the shareholders interest in the long-term business fund of £1,428m were £327m above the December 2003 level, as a result of the reallocation of capital to the long-term fund from the shareholders fund following the unwind of the contingent loan arrangement.

     Other net assets of the shareholders funds have increased by £570m from December 2003 representing capital retained within the shareholders funds following the unwind of the contingent loan arrangement.

     A reconciliation between the opening and closing embedded value of the long-term assurance business is as follows:

Movements in embedded value of the long-term assurance business

£m

Opening value as at 1 January 2004	2,272
Transfers (to)/from shareholders’ funds	731
Increase in value of the long-term assurance business before tax	76
Tax on increase in value of the long-term assurance business	(92)
Dividends paid to Abbey	(19)

Closing value at 31 December 2004	2,968

Before the consideration of market movements and other embedded value charges and rebasing adjustments, the increase in the value of long-term business is £108m pre-tax (£78m after tax) and is achieved through ongoing management of the existing business and writing new business. (The Personal Financial Services portion of this is £141m pre-tax and £106m after tax). The long-term fund total investment variances and other adjustments of £(32)m pre-tax, (£94)m after tax relate to the adjustments to period-end market values, and guaranteed liabilities/market value adjustments but exclude restructuring costs.

Operating and Financial Review

Balance Sheet Operating Review continued

Injections into the long-term funds included £546m to Scottish Provident and £197m to Scottish Mutual in July 2004, primarily driven by the unwind of the contingent loan arrangement. Abbey National Life repaid £31m from the long-term fund in March 2004 with £19m of this being paid as dividend to Abbey.

Life assurance cashflows

	At 31 December	At 31 December
	2004	2003
	£m	£m

Capital injections made from Group	5	343
Dividends and interest paid to Group	(21)	(181)

Net cashflows (to)/from Group	(16)	162

Intercompany flows to and from Group incurred during the general course of business, such as interest, centrally based IT services and sales commissions for branch-based products, are excluded from the table above.

Realistic liabilities

The following shows the aggregate realistic assets and liabilities of the two UK with-profit funds managed by Scottish Mutual Assurance plc and Scottish Provident Limited, at 31 December 2004.

	SMA	SPL	Total
	£m	£m	£m

Asset shares	7,704	4,049	11,753
Cost of guarantees	621	175	796
Cost of financial options	106	149	255
Other liabilities	65	410	475

Total realistic liabilities	8,496	4,783	13,279

Regulatory value of asset	8,562	4,900	13,462
Realistic adjustments	9	2	11

Total realistic assets	8,571	4,902	13,473

Excess realistic assets	75	119	194

Asset shares are calculated retrospectively on the basis of the actual experience of the fund. The cost of guarantees and financial options are calculated using a stochastic simulation methodology, with the model calibrated to the relevant financial markets at 31 December 2004.

     The base value of guarantees is calculated using a stochastic asset-liability model. The guarantee cost is derived for each guarantee bearing policy by calculating the excess of the guaranteed policyholder payout over the value of the asset share backing the policy on the guarantee exercise date and discounting back.

     Options are assumed to be taken up at a dynamic rate that depends on how far in or out of the money the option is under each economic scenario. Once the option is exercised it is valued as a guarantee.

Options and guarantees

The guarantees within the with-profit funds fall into three main categories; cash guarantees, guaranteed annuity options, and guaranteed cash options.

     Guaranteed annuity options and guaranteed cash options represent the right to convert contractual benefits denominated in terms of cash into annuities and vice versa, at conversion rates guaranteed in advance, usually at inception of the policy.

     For conventional with-profit business, cash guarantees constitute the minimum amount payable at maturity (or other specified date), for example, in terms of guaranteed sums assured and vested bonuses declared at the valuation date, excluding discretionary terminal bonus.

     For unitised with-profit business, cash guarantees constitute the minimum amount payable at specified future dates in terms of the value of units allocated to the policy as at the valuation date. Such units usually have a guaranteed minimum rate of future accumulation (which may be zero, but can be higher for some older classes of business), along with a guarantee that no negative market value adjustment will be applied either on maturity, or, in the case of certain unitised with-profit bonds, at a specified future date or range of dates exercisable at the policyholder’s discretion. Any such guarantees applicable to future contractual premiums are also included within the calculation.

     Outside the UK with-profit funds the extent of guarantees and options included in the terms of in force business will not, in aggregate, have a material effect on the amount, timing or uncertainty of the company’s future cashflows.

Operating and Financial Review

Balance Sheet Operating Review continued

Assumptions

The assumptions that have the greatest effect on the measurement of liabilities, including options and guarantees are:

>	economic assumptions;

>	persistency rates;

>	expenses;

>	mortality; and

>	take-up rates of guarantees and options.

Economic assumptions

For the purposes of the determination of realistic assets and liabilities, a proprietary Economic Scenario Generator package that has been calibrated to market prices is used. For non-realistic (“regulatory basis”) liabilities, economic assumptions are based on the prevailing market rates and current asset mix of each fund and include margins for prudence.

Persistency rates

The magnitude of policy lapses has a significant impact on the cost of providing guarantees, particularly of unitised with-profit bond products. Lapses are also important in the case of business with guaranteed annuity and cash options where policyholders may choose to transfer the policy away from the company before the guarantee crystallises.

     These rates are calculated using standard actuarial methodology, on the basis of experienced rates, with adjustments as appropriate where past experience does not capture the policy features now in force, or the prevalent economic conditions.

Expenses

Expenses are based on future budgeted levels allowing for inflation in future years.

Mortality

As with persistency rates these assumptions are calculated in line with standard actuarial methodology, on the basis of past experience adjusted for a best estimate of how the various factors affecting the parameters may change in future — for example mortality improvements for annuity business. Mortality assumptions, which are based on standard industry published tables, are more stable than the persistency rates.

Take-up rates

The rate of take-up of future guarantees and options affects the quantum and timing of guaranteed payments identified above. The assumptions are determined by considering past experience and taking into account how far the options are in and out of the money, on the basis that the further the option is in the money the greater the propensity for it to be exercised by policyholders.

Analysis of available capital

	SMA	SMPL	ANL	SPL	SMI	SPILA	Total
	£m	£m	£m	£m	£m	£m	£m

Total shareholders funds (excl fund for future appropriations)	1,371	94	360	1,342	117	33	3,317
Fund for future appropriations (1)	67	—	—	793	19	—	879
Regulatory adjustments (2)	(268)	(23)	(50)	(635)	—	—	(976)
Other capital (3)	325	—	—	124	—	—	449
Total available regulatory capital	1,495	71	310	1,624	136	33	3,669

(1)	The fund for future appropriations represents the excess assets over liabilities in the with-profit funds calculated on a statutory basis.

(2)	Regulatory adjustments include deferred acquisition costs and the removal of negative sterling reserves and acquired discounted value of future profits.

(3)	Other capital includes subordinated debt and implicit items.

The total shareholder funds shown are on a draft Modified Statutory Solvency Basis (MSSB). Reconciliation to the Balance Sheet amount is given in the following table.

£m

Total value of long-term assurance business	3,965
Less: non-acquired value of future profits	(1,158)
Plus: deferred acquisition costs	293
Plus: goodwill	227
Other (including deferred tax)	(10)

Total shareholders’ funds (MSSB)	3,317

Operating and Financial Review

Balance Sheet Operating Review continued

Regulatory Capital Requirements

Under the Financial Services Authority Integrated Prudential Sourcebook, the capital requirements for life funds are determined from the minimum of the Pillar 1 assessment (based upon specific Financial Services Authority valuation rules) and the Pillar 2 risk based capital assessment (based upon the firm’s individual assessment of risk and controls). The Pillar 1 assessment also introduces a “twin peaks” approach for with-profit funds, which requires a comparison of the minimum solvency and resilience requirements, determined in accordance with Financial Services Authority valuation rules, with the capital position calculated reflecting a realistic value of the liabilities coupled with a risk capital margin. The determination of the risk capital margin depends on various actuarial and other assumptions about potential changes in market prices, and the actions management would take in the event of various adverse changes in market conditions. In addition, this assessment is open to challenge by the Financial Services Authority who may issue individual capital guidance following any review, and thereby require an increase in the level of capital needed under Pillar 2.

     The offshore companies Scottish Provident International Life Assurance Limited and Scottish Mutual International Plc are subject to regulations in the Isle of Man and Ireland respectively, which are similar to the Financial Services Authority statutory solvency requirements.

     At 31 December 2004 the estimated solvency coverage for each of the life companies was as follows:

%

Scottish Mutual Assurance	260
Scottish Mutual Pensions Limited	1,150
AN Life	309
Scottish Provident	183
Scottish Mutual International	163
Scottish Provident International	1,127

These reflect the new regulatory regime introduced in 2004 and are not directly comparable to last year’s solvency ratios. However, actions taken during 2004 have in general strengthened the solvency positions of the life companies.

     Amounts have been earmarked in the Scottish Provident Non-Profit fund (£125m) and Scottish Mutual Non-Profit fund (£250m) in respect of risks arising in the respective with-profit funds as Risk Based Capital (RBC). These RBC amounts will only be utilised after taking into account any management actions deemed appropriate and are not expected to be utilised on a realistic basis.

Capital sensitivity

The sensitivities of assets and liabilities to changes in market conditions, key assumptions and other variables have been carried out in the Peak 1 and Peak 2 capital assessment. There has been shown to be sufficient capital under the stochastic modelling exercise. For the Individual Capital Assessment (ICA) the capital availability for each major life entity was investigated. A range of scenario and stress tests were carried out which when combined would constitute a 99.5% over one year default test. Incorporating management actions there is sufficient capital to withstand adverse scenarios.

Capital management policies

At 31 December 2004 there is sufficient available capital to cover the Financial Services Authority’s capital requirement. Most of the shareholder capital in Abbey’s life businesses is located in the shareholders funds, which are mainly held in cash and high-grade short-term debt securities. Shareholders capital in the non-profit business is invested in the same asset instruments as the assets backing the liabilities. With respect to the with-profit funds, management can take actions to prevent deterioration of capital position should such circumstance arise, in accordance with the disclosures made in the respective Principles and Practices of Financial Management (PPFM) documents.

     In 2004, Abbey entered into significant hedging arrangements to manage exposure to the cost of options and guarantees in the with-profit funds.

Capital independence

All life insurance legal entities within Abbey have sufficient capital on a stand-alone basis, and therefore no capital injections are expected to be needed in the future. As the companies operate as separate legal entities any transfer of capital out of any life companies would require the continued satisfaction of various regulatory capital requirements.

Intra-group capital arrangements

Prior to the stabilisation project concluded in July 2004, Scottish Mutual and Scottish Provident had contingent loan arrangements within the Abbey National Group. Post the stabilisation project there are no intra-group capital arrangements apart from internal reinsurance arrangements in relation to the reinsurance of a large portion of the Scottish Mutual International with-profit business and all of the with-profit business of Abbey National Life and Scottish Mutual Pensions Ltd into the Scottish Mutual with-profit fund.

Operating and Financial Review

Balance Sheet Operating Review continued

Off-Balance Sheet Arrangements

In the ordinary course of business, Abbey issues guarantees on behalf of customers. The significant types of guarantees are as follows:

>	It is normal in the UK to issue cheque guarantee cards to current account customers holding chequebooks, as retailers do not generally accept cheques without such form of guarantee. The guarantee is not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The bank is liable to honour these cheques even where the customer doesn’t have sufficient funds in his account. The bank’s guarantee liability is in theory the number of cheques in issue multiplied by the amount guaranteed per cheque, which can be between £50 and £250. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee. On this basis management have assessed the risk with respect to this guarantee as highly remote and consider the risk of loss as part of the provisioning requirement on bank accounts.

>	Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of Abbey’s customer. These are also included in the normal credit provisioning assessment alongside other forms of credit exposure.

>	Abbey, as is normal in such activity, gives representations and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is significantly higher than actual settlements. Appropriate provision is made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

See notes 46, 47 and 48 to the Consolidated Financial Statements for additional information regarding Abbey’s guarantees as well as its commitments and contingencies.

     In the ordinary course of business, Abbey also enters into securitisation transactions. The Holmes securitisation vehicles are consolidated under UK GAAP, though a linked presentation is used whereby the non-recourse securities liabilities of the vehicles are netted off on the face of the balance sheet against the related mortgage assets. The mortgage assets continue to be administered by Abbey. The Holmes securitisation vehicles provide Abbey with an important source of stable long-term funding and also a regulatory capital benefit. The assets are therefore treated as on-balance sheet. Under US GAAP the vehicles are deconsolidated in accordance with SFAS 140 and an interest-only strip calculated. This is a US GAAP adjustment only and does not affect the way the vehicles or underlying assets are managed.

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

Analysis of cash flow movements

Cash flow forecasts at the consolidated and subsidiary levels are provided on a monthly basis, and we use trend and variance analyses to project future cash needs, making adjustments to the forecasts when needed. The table below shows our recent net cash flows:

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Net cash (outflow)/inflow from operating activities	(2,019)	(32,678)	(10,952)
Net cash (outflow) from returns on investments and servicing of finance	(374)	(372)	(462)
Taxation paid (outflow)	(12)	(99)	(496)
Net cash inflow/(outflow) from capital expenditure and financial investment	534	25,189	9,555
Acquisitions and disposals	3,180	8,803	(536)
Equity dividends paid	(697)	(216)	(648)
Net cash (outflow)/inflow from financing	(800)	(193)	687

Increase/(decrease) in cash	(188)	434	(2,852)

Operating and Financial Review

Balance Sheet Operating Review continued

2004 compared to 2003

Net cash movements decreased by £622m to a net outflow of £(188)m in 2004 as compared with a net cash inflow of £434m 2003.

The decrease was primarily due to:

>	a decrease in the net outflow from operating activities due to lower debt issue redemptions compared to 2003 when a significant amount of debt was redeemed as a result of the Portfolio Business Unit disposal programme.

>	offsetting this was a lower net inflow arising from the significant sales of Portfolio Business Unit investment securities, lower inflows from sales of subsidiaries, increased outflows from equity dividends paid and increased cash outflows from financing due to the redemption of subordinated debt.

2003 compared to 2002

Net cash movements increased by £3,286m to a net inflow of £434m in 2003 as compared with a net outflow of £2,852m in 2002.

The increase was primarily due to:

>	an increase in the net outflow from operating activities due to a lower level of debt issuance consistent with the lower funding requirement arising from the run down of the Portfolio Business Unit; and

>	offsetting this was the net inflow arising from the significant sales of Portfolio Business Unit investment securities and subsidiaries.

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

     Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium- to long-term funding is accessed primarily through the stand-alone bond markets. In addition Abbey utilises its euro and, separately, Securities and Exchange Commission-registered medium-term note programmes. The major debt issuance programmes managed by Abbey National Treasury Services on its own behalf, except for the US commercial paper programme which is managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey, are set forth below:

Programme	Outstanding at 31 December 2004	Markets issued in:

$15bn medium-term notes	$10.5bn	European
$7bn medium-term notes	$ 1.6bn	United States
$4bn commercial paper	$ 0.7bn	European
$20bn commercial paper	$ 2.5bn	United States

Uses of liquidity

The principal uses of liquidity for Abbey are the funding of Banking and Savings lending and investment securities, payment of interest expense, dividends paid to shareholders, and the repayment of debt. Our ability to pay dividends depends on a number of factors, including our regulatory capital requirements, distributable reserves and financial performance.

	Payments due by period
		Less than	1-3	3-5	More than 5
	Total	1 year	years	years	years
Contractual obligations	£m	£m	£m	£m	£m

Liabilities of long-term assurance funds	27,180	3,262	3,533	3,533	16,852
Debt securities in issue	21,969	11,360	6,103	3,012	1,494
Subordinated liabilities including convertible debt	5,360	388	100	360	4,512
Capital leases obligations	1,488	120	232	196	940
Purchase obligations	338	125	149	64	—
Other long-term capital instruments	722	—	—	—	722

Total	57,057	15,255	10,117	7,165	24,520

Operating and Financial Review

Balance Sheet Operating Review continued

The amounts and maturities of Abbey’s contractual obligations in connection with customer accounts, deposits by banks, and guarantees are described in notes 31, 32, 46 and 62 to the consolidated financial statements.

     The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and customer accounts can be found in notes 31 and 32 of the Consolidated Financial Statements. Based on previous experience, it is Abbey’s expectation that the undated subordinated liabilities will continue to be outstanding for the foreseeable future. Abbey has entered into significant outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

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

Operating and Financial Review

Balance Sheet Operating Review continued

Average balance sheet (4, 5)

	2004			2003			2002
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	(1)	rate	balance	(1)	rate	balance	(1)	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks
UK	5,175	243	4.70	3,685	155	4.21	3,872	120	3.10
Non-UK	—	—	—	289	7	2.42	638	41	6.43
Loans and advances to customers (2)
UK	82,056	4,439	5.41	83,692	4,373	5.23	83,457	4,868	5.83
Non-UK	1,398	59	4.24	4,197	174	4.28	2,879	150	5.20
Lease debtors
UK	1,762	95	5.37	3,098	140	4.52	3,382	202	5.96
Non-UK	—	—	—	59	2	3.39	68	2	2.94
Debt securities
UK	3,255	87	2.66	9,284	324	3.49	26,208	941	3.59
Non-UK	—	—	—	2,518	69	2.74	15,828	444	2.81

Total average interest-earning assets and interest income - banking business	93,646	4,923	5.26	106,822	5,244	4.91	136,332	6,768	4.96

Provision for loan losses	(792)	—	—	(773)	—	—	(652)	—	—
Trading business	56,787	—	—	40,883	978	—	42,696	—	—
Non-interest-earning assets:
Long-term assurance fund assets	27,461	—	—	29,757	—	—	26,939	—	—
Other	13,586	—	—	17,429	—	—	12,592	—	—

Total average assets and interest income	190,689	—	—	194,119	—	—	217,907	6,768	3.11

Non-UK assets as a percentage of total	0.73%	—	—	9.70%	—	—	8.91%	—	—

Liabilities

Deposits by banks
UK	(7,340)	(243)	3.32	(7,144)	(244)	3.42	(8,159)	262	(3.21)
Non-UK	(697)	(10)	1.48	(1,761)	(24)	1.36	(3,758)	65	(1.73)
Customer accounts — retail demand deposits (3)
UK	(41,761)	(1,346)	3.28	(42,477)	(1,061)	2.50	(38,727)	1,090	(2.82)
Non-UK	(1,152)	(27)	2.37	(1,260)	(28)	2.22	(1,320)	33	(2.52)
Customer accounts — retail time deposits (3)
UK	(12,177)	(481)	3.75	(12,620)	(409)	3.25	(14,396)	467	(3.24)
Non-UK	(4,149)	(183)	4.40	(4,083)	(150)	3.67	(3,417)	107	3.13
Customer accounts — wholesale deposits (3)
UK	(5,467)	(183)	3.35	(8,057)	(280)	3.48	(10,203)	335	(3,29)
Non-UK	—	—	—	(158)	(2)	1.27	(463)	7	1.42
Bonds and medium-term notes
UK	(12,524)	(357)	2.85	(14,002)	(333)	2.38	(17,546)	484	(2.76)
Non-UK	—	—	—	(395)	(6)	1.52	(761)	15	(1.92)
Other debt securities in issue
UK	(5,676)	(148)	2.61	(6,551)	(146)	2.23	(12,107)	411	(3.39)
Non-UK	(5,302)	(101)	1.91	(11,963)	(180)	1.50	(25,234)	541	(2.15)
Dated and undated loan capital and other subordinated liabilities
UK	(6,544)	(314)	4.79	(6,875)	(311)	4.52	6,526	324	(4.96)
Non-UK	—	—	—	(421)	(7)	1.66	(586)	41	(7.00)
Other interest-bearing liabilities
UK	(16)	(1)	5.87	(19)	(1)	5.26	(47)	1	(2.13)
Non-UK	—	—	—	(2)	—	3.25	(49)	1	(2.04)

Operating and Financial Review

Balance Sheet Operating Review continued

	2004			2003			2002
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	(1)	rate	balance	(1)	rate	balance	(1)	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Total average interest-bearing liabilities and interest expense - banking	(102,805)	(3,394)	3.30	(117,789)	(3,182)	2.70	(143,299)	4,184	(2.92)

Trading business	(44,129)	—	—	(24,269)			(27,174)
Non-interest-bearing liabilities	(10,783)	—	—	(13,999)	—	—	(13,635)	—	—
Long-term assurance fund liabilities	(27,461)	—	—	(31,763)	—	—	(26,939)	—	—
Other
Shareholders’ funds	(5,510)	—	—	(6,300)	—	—	(6,860)	—	—

Total average liabilities, shareholders’ funds and interest expense	(190,688)	—	—	(194,114)	—	—	(217,907)	—	—

Non-UK liabilities as a percentage of total	5.93			14.94%			16.33%
Interest income as a percentage of average interest-earning assets			5.26			4.87			4.96
Interest expense as a percentage of average interest-bearing liabilities			3.30			2.79			2.92
Interest spread			1.96			2.21			2.04
Net interest margin			1.63			1.93			1.90

Interest-earning assets, interest-bearing liabilities and the associated interest reflect a “linked presentation” treatment for certain securitised assets (see notes to the Consolidated Financial Statements). If a linked presentation was not adopted, the interest spread and net interest margin would be as follows:

Interest spread	1.67	1.94	1.87
Net interest margin	1.40	1.69	1.73

(1)	For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.

(2)	Loans and advances to customers includes non-performing loans. See “analysis of end-of-year provisions on loans and advances to customers” and “potential credit risk elements in loans and advances” above.

(3)	Demand deposits, time deposits and wholesale deposits are defined under “Deposits” above.

(4)	Abbey National Treasury Services prepares averages using average daily balances, whereas the remainder of Abbey uses month end averages. These averages are representative of the operations of Abbey.

(5)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2004 was 91.0% (2003: 90.68%, 2002: 95.14%).

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

Operating and Financial Review

Balance Sheet Operating Review continued

Changes in net interest income — volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended 31 December 2004 and 2003. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2004/2003			2003/2002
	Total	Changes due to		Total	Changes due to
	change	increase/(decrease):		change	increase/(decrease):
		Volume	Rate		Volume	Rate
Interest income	£m	£m	£m	£m	£m	£m

Loans and advances to banks
UK	132	46	86	35	(9)	44
Non-UK	(7)	(19)	12	(34)	(17)	(17)
Loans and advances to customers
UK	22	(95)	117	(495)	16	(511)
Non-UK	(115)	(146)	31	24	79	(55)
Lease debtors
UK	(45)	(80)	35	(62)	(20)	(42)
Non-UK	(2)	(2)	—	—	—	—
Debt securities
UK	(237)	(216)	(21)	(617)	(850)	233
Non-UK	(69)	(71)	2	(375)	(604)	229
Trading assets
UK	—	—	—	—	—	—
Non-UK	—	—	—	—	—	—
Total interest income
UK	(128)	(345)	217	(1,060)	(862)	(198)
Non-UK	(193)	(237)	44	(385)	(542)	157

	(321)	(582)	261	(1,445)	(1,404)	(41)
Interest expense
Deposits by banks
UK	(1)	7	(8)	(18)	(33)	15
Non-UK	(14)	(15)	1	(41)	(35)	(6)
Customer accounts — retail demand deposits
UK	285	(18)	303	(29)	106	(135)
Non-UK	(1)	(2)	1	(5)	(2)	(4)
Customer accounts — retail time deposits
UK	72	(14)	86	(58)	(58)	—
Non-UK	33	2	31	43	21	22
Customer accounts — wholesale deposits
UK	(97)	(95)	(2)	(55)	(70)	15
Non-UK	(2)	—	(2)	(5)	(5)	—
Bonds and medium-term notes
UK	24	(35)	59	(151)	(98)	(53)
Non-UK	(6)	(6)	—	(9)	(7)	(2)
Other debt securities in issue
UK	2	(20)	22	(265)	(189)	(76)
Non-UK	(79)	(100)	21	(361)	(285)	(76)
Dated and undated loan capital and other subordinated liabilities
UK	3	(15)	18	(13)	17	(30)
Non-UK	(7)	(7)	—	(34)	(12)	(22)
Other interest-bearing liabilities
UK	—	—	—	(1)	(1)	—
Non-UK	—	—	—	(1)	(1)	—
Trading liabilities
UK	—	—	—	—	—	—
Non-UK	—	—	—	—	—	—
Total interest expense
UK	288	(191)	479	(590)	(325)	(265)
Non-UK	(76)	(128)	52	(412)	(323)	(89)

	212	(318)	530	(1,001)	(648)	(353)

Net interest income	(533)	(264)	(269)	(444)	(615)	171

Operating and Financial Review

Risk Management

Introduction

Abbey’s risk management focuses on the major areas of credit risk, market risk, liquidity risk, insurance risk, operational risk and residual value risk. Authority flows from the Abbey National plc Board of Directors to the Chief Executive Officer and from him to his direct reports. Delegation of authority is to individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.

The diagram above shows the structure in operation in respect of risk management and oversight.

     The main elements of risk governance are as follows:

Board: this is the primary governing body. Its role is largely determined by legal and regulatory responsibilities and requirements. Its risk-control responsibilities include setting risk appetite, approving the risk framework and reviewing risk profile.

Audit and Risk Committee: this is a key Board committee. Its risk-control responsibilities include reviewing the effectiveness of risk controls and procedures including the identification, assessment and reporting of risks and the risk-governance structure and compliance with risk-control policies and procedures. It is the duty of the committee to review the effectiveness of the control mechanisms for the management of risk. It is not the responsibility of the committee to form a judgement about the acceptability or appropriateness of these risks. This remains the responsibility of the Board and will be discharged through the Chief Executive Officer.

Asset and Liability Management Committee: this is established under the authority of the Executive Director, Finance and Markets and comprises selected senior executives and relevant experts. This committee is responsible for advising the Executive Director, Finance and Markets on all matters relating to the balance sheet of the Company, specifically for cross divisional asset and liability management, capital structure, funding and liquidity.

Risk Committee: this is a management committee established under the Chief Executives Officer’s authority and comprises senior executives and the Chief Risk Officer. The Committee will consult with the Chief Risk Officer and make recommendations to ensure that the Company’s risk matters are suitably managed and understood. The Committee will provide any information requested by the Executive Committee that it might require to enable it to release appropriately its responsibilities. The Risk Committee also receives information from and is notified of key decisions made by Risk Oversight Fora for Retail Banking, Financial Markets and Insurance and Asset Management businesses.

Chief Risk Officer: The Chief Risk Officer operates under authority delegated by the Chief Executive Officer. The Chief Risk Officer is responsible for establishing and maintaining comprehensive, accurate and effective risk reporting, and clear systems of risks limits. He is also responsible for highlighting to management all matters relevant to understanding risks being taken and to setting risk appetite.

Operating and Financial Review

Risk Management continued

Risk Management in Personal Financial Services

Credit risk

Credit risk is the risk that counterparties will not meet their financial obligations and may result in Abbey losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in Abbey’s loan and investment assets, and in derivative contracts.

Managing credit risk in Banking and Savings

This includes secured lending, bank accounts, unsecured personal loans and cahoot.

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

     The majority of loans provided by Abbey are secured on UK properties. All properties must be permanent in construction; mobile homes are not generally acceptable. Abbey can provide a mortgage for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.

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

     The mortgage indemnity guarantee insurance arrangements for loans originated prior to 31 December 2001 for Abbey are as follows:

>	For loans originated prior to 1993, the credit risk on the amount of every mortgage advance over 75% of the valuation at origination is fully insured with third party insurance companies. The expected insurance recovery is factored into the provision for lending losses.

>	For loans originated between 1993 and 2001, Abbey has obtained almost all of its mortgage indemnity guarantee insurance from its insurance subsidiary Carfax Insurance Limited (“Carfax”). Carfax in turn reinsures a portion of the credit risk where commercially appropriate. Such reinsurance covers a layer of risk above a level of losses that Carfax believes it can prudently bear. Carfax’s reinsurance is the only insurance purchased and accordingly the provision for lending losses includes a provision for losses insured by Carfax.

In the Consolidated Financial Statements, fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to “Other operating income” in the Profit and Loss Account over the average anticipated life of the loan.

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

Mortgage arrears and repossessions. Debt Management Operations is responsible for all debt management initiatives on the secured portfolio for Banking and Savings. Debt management strategies, which include powerdialling, negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is missed due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.

     If the agreed repayment arrangement is not maintained, legal proceedings may be taken and may result in the property being taken into possession. Abbey sells the repossessed property at market price and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by Abbey varies according to the number of new possessions and the buoyancy of the housing market.

     The following table sets forth information on UK residential mortgage arrears and properties in possession at 31 December 2004, 2003 and 2002 for Abbey compared to the industry average as provided by the Council of Mortgage Lenders.

Operating and Financial Review

Risk Management continued

	Abbey	CML
	(percentage of total mortgage loans by number)

6 months to 11 months in arrears
31 December 2002	0.27	0.30
31 December 2003	0.16	0.25

31 December 2004	0.14	0.23

12 months or more in arrears
31 December 2002	0.07	0.15
31 December 2003	0.03	0.11

31 December 2004	0.02	0.10

Properties in possession
31 December 2002	0.03	0.02
31 December 2003	0.02	0.02
31 December 2004	0.02	0.02

Banking and Consumer Credit. Abbey uses many systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or in granting bank account facilities. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios.

     Behavioural scoring examines the lending relationships that a customer has with Abbey and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value) for each customer that Abbey is willing to accept. Individual customer scores are normally updated on a monthly basis.

     Abbey has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies and bank account transaction processing.

cahoot. The processes used to manage credit risks are similar to those in the rest of Banking and Savings.

Managing credit risk in Abbey Business

Business Banking provides a limited range of products to assist with the finance requirements of businesses including overdrafts. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of probability of default and loss given default data, and the use of credit scoring. Business Banking operates within policies and authority levels approved by the Chief Risk Officer. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks.

     Property Finance provides mortgages to borrowers on a wide variety of mainly non-residential property. Agreed credit assessment criteria includes, loan-to-value ratios, quality of tenants, rental income coverage for repayments with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the business.

Managing credit risk in Abbey Financial Markets

The Risk Committee has established a set of risk appetite limits to cover the portfolio mix within Financial Markets. Within these limits, the Chief Risk Officer has approved credit mandates and policies to cover detailed industry/sector limits and asset quality. All transactions falling within these mandates and policies are scrutinised by the appropriate credit approval authority. Specific approval by the Risk Committee is required for any transaction that falls outside the risk appetite. Analysis of credit exposures and credit risk trends are provided for the Financial Markets Risk Oversight Forum each month, and key issues escalated to the Risk Committee as required. Large exposures (as defined by the Financial Services Authority) are reported quarterly to the Risk Committee and the Financial Services Authority.

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

     A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from providing fixed-rate loans and savings products, funding and trading activities in Financial Markets, and management of Abbey’s overall asset and liability structure. Changes in interest rates affect the value of funds managed for the benefit of customers, as well as on specific shareholders’ funds of the life assurance business. The life assurance business is also exposed to changes in the level of equity markets. Other exposure to equity markets is generated by the creation and risk management of structured products by Financial Markets for the

Operating and Financial Review

Risk Management continued

Personal Financial Services market and trading activities. Credit spread exposure arises from credit risk management and trading activities within Financial Markets.

     Abbey accepts that market risk arises from the full range of activities undertaken as a provider of Personal Financial Services. Abbey actively manages and controls market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Executive Officer on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risks limits and mandates are established within the context of the Market Risk Manual. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Chief Risk Officer, ensures that risk taking and risk control occur within the framework prescribed by the Manual. The Risk function also provides oversight of all risk-taking activities through a rigorous process of regular reviews.

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

     To achieve consistency in measurement across business areas, we have adopted a series of market risk measurement standards to which business areas are required to adhere. Abbey report market risks by type of exposure in two categories:

Short-term market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Financial Markets.

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

Trading Activities

Trading activities are undertaken by Financial Markets only. They are managed on a continuous basis, and are marked to market on a daily basis.

     The following table shows the value at risk-based consolidated exposures for the major risk classes as at 31 December 2004, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.

     From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the value at risk analysis. The 95% confidence interval, used as a standard across Abbey, means that the theoretical loss at a risk factor level is likely to be exceeded in one period in twenty. We address this risk by monitoring stress-testing measures across the different business areas. For trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 95% level of confidence using a simulation of actual one day market movements over a one year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.

     The numbers below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these numbers also represent the potential effect on income. Trading instruments are held only in Financial Markets.

Operating and Financial Review

Risk Management continued

	Exposure at 31 December		Exposure for the year ended 31 December
	Actual exposure		Average exposure		Highest exposure		Lowest exposure
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Group trading instruments
Interest rate risks (1)	4.8	3.7	4.3	4.3	7.1	7.5	2.8	2.8
Equity risks	5.0	1.6	3.3	2.3	5.6	5.2	1.3	1.4
Spread risk	1.5	1.1	1.8	2.0	2.4	2.5	1.1	1.1
Other risks (2)	0.3	0.1	0.2	0.1	0.4	0.2	0.0	0.0

Correlation offsets (3)	(2.2)	(1.2)	(1.8)	(2.6)

Total correlated one-day Value at Risk	9.4	5.3	7.8	6.1	10.5	8.4	4.8	4.5

(1)	Interest rate risks include property index risk

(2)	Other risks include foreign exchange risk.

(3)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest Total correlated one-day Value at Risk.

A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

Non-trading activities

An analysis of exposures on non-trading financial instruments is shown below. These numbers represent the potential change in theoretical market values of such instruments, and do not represent the potential effects on income for a given time period. Separate income at risk measures are used to supplement these analyses for appropriate portfolios. Non-trading instruments are held for collection in the form of cash over time, and are accounted for at amortised cost, with earnings accrued over the relevant life of the instruments. Abbey’s risk measures, however, focus on potential risks over the life of the non-trading instruments wherever appropriate, and are therefore based on valuation measures, using estimated discounted cash flows where reliable market values are not available.

     For Abbey’s non-trading instruments the actual, average, highest and lowest exposures shown below are all calculated to a 95% level of confidence and are based upon one-day market movements for short-term market risks, and market movements of between one day and three months (as appropriate to the management of each portfolio) for structural market risk positions.

	Exposure at 31 December		Exposure for the year ended 31 December
	Actual exposure		Average exposure		Highest exposure		Lowest exposure
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Group non-trading instruments
Short-term market risk
Interest rate risks	0.6	1.0	0.6	1.4	1.6	2.7	0.0	0.5
Equity risks	0.0	0.2	0.1	0.3	0.2	0.6	0.0	0.0
Foreign exchange risks	0.1	0.1	0.1	0.1	0.2	0.2	0.1	0.1
Structural market risk
Interest rate risks	8.5	14.7	12.9	33.4	16.0	53.3	8.5	14.7
Equity risks	0.4	1.7	0.6	3.6	1.2	5.7	0.3	1.7
Foreign exchange risks	2.9	2.9	3.1	2.9	3.7	3.9	2.6	2.5

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.

The 2003 Structural market risk results have been restated to reflect enhanced risk measurement techniques used in the calculation of 2004 exposures.

Managing market risk in Banking and Savings Business

The primary risks within the Banking and Savings business are interest rate related. Abbey is able to mitigate the consequences of interest rate movements on net interest income from Banking and Savings by repricing separately the administered variable rate mortgages and variable rate retail deposits, subject to competitive pressures. The absolute levels of interest rate risk are managed via a portfolio of fixed interest rate instruments including interest rate swaps. However, to the extent that variable rate assets and liabilities are not precisely matched, the balance sheet is exposed to changes in the relationship between administered rates and market rates.

     In addition to administered variable rate products, Abbey also has a significant volume of fixed-rate and structured mortgage and savings products. The market risk exposures from these products are generally hedged with interest rate swaps which are transacted through Financial Markets. However, during the period of product launches the hedging of actual volume can only be estimated, so triggers on the maximum exposure are maintained during that period. The business also remains exposed to variances from the expected redemption level of fixed-rate and structured products by customers in advance of the contractual maturity, with measures and triggers in place to control the exposure.

Managing market risk in Financial Markets

The primary risk exposures for Financial Markets are interest rate, equity, credit spread and residual exposure to property indices. Equity risks are managed via equity stock, futures and structured equity derivatives. Credit-spread risks are managed via credit derivatives (credit default swaps, total return swaps). Property Index risk is managed via insurance contracts and property derivatives.

Operating and Financial Review

Risk Management continued

Financial Markets operates within a market risk framework designed to ensure that it has the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report, monitor and control risk across Financial Markets.

     The standardised risk measure adopted is Value at Risk calculated at a 95% confidence level over a one day time horizon. On a daily basis, market risk factor sensitivities, Value at Risk measures and stress tests are produced, reported and monitored against limits for each major activity and at the aggregate Financial Markets level. These limits are used to align risk appetite with the business’s risk-taking activities and are reviewed on a regular basis. Early identification and measurement of risks are important elements of the risk management processes. Measurement of risks can involve the use of complex quantitative methods and mathematical principles to model and predict the changes in instruments and portfolio valuation. These methods are essential tools to understand the risk exposures.

Managing market risk in Investment and Protection

Abbey faces two main sources of market risk within the Personal Financial Services Life Companies:

     Firstly, there are exposures that arise directly from funds held for the account of Abbey in the shareholder funds of the Life Companies. Abbey directly bears these risks and they are consolidated with other corporate-wide market risk exposures.

     Secondly, there are indirect interest rate and equity risk exposures arising where there are insufficient surpluses in the policyholder funds to fully mitigate the market risks associated with the effects of adverse market movements on the funds. The sources of indirect market risks include Market Value Adjustment free guarantees and Guaranteed Annuity Option exposures where any shortfall on the with-profit business would be borne by Abbey. These exposures are risk managed using a combination of equity index options and forward starting interest rate swaps.

     Market risk affects solvency, embedded and realistic balance sheet valuations, and the risks under these different measures are managed simultaneously against their respective limits and controls. The Life Companies Market Risk Function ensures that all risk positions are understood by management and that key issues are escalated.

Managing market risk in Group Infrastructure

Risk exposure arises from the pool of interest earning assets funded by non-interest bearing liabilities, for example share capital, retained profit as well as from other capital issuance and investments in subsidiaries. Resulting exposures are managed by Financial Markets, operating within the same market risk framework approved by the Chief Executive Officer in the Market Risk Manual.

     Market risk exposures are managed using a combination of earnings volatility and Value at Risk measures. An appropriate set of limits are established and control processes are in place to ensure that risk management activities operate within the established framework.

Effect of repricing risks on Abbey

The interest rate repricing gap information is shown in the notes to the Consolidated Financial Statements.

Hedging activity

A significant part of Abbey’s exposures are hedged internally, offset against other categories of exposure in the balance sheet, or by using derivatives as part of an integrated approach to risk management. For further details on the use of derivatives, see the section ‘Derivatives’ below and notes to the consolidated financial statements.

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

     The Board is responsible for the liquidity management and control framework at Abbey and has approved key liquidity limits in setting Abbey’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, Abbey abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control.

Managing Liquidity risk in Abbey

Management of liquidity at Abbey, including the management of cash flows, raising funding, and managing liquid asset holdings, is the responsibility of the Executive Director, Finance and Markets. The active management of liquidity is undertaken by Financial Markets within the framework of the Liquidity Risk Manual. The Asset and Liability Management Committee and the Risk Committee monitor Abbey’s liquidity position on a monthly basis. The Board also receives a monthly update on key liquidity issues and Abbey’s liquidity position is reported to the Financial Services Authority on a monthly basis.

     Abbey views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. A comprehensive management and monitoring process, and a series of liquidity limits within which liquidity is managed, underpin these elements. For example, as excessive concentration in either liquid assets or contractual liabilities contributes

Operating and Financial Review

Risk Management continued

to potential liquidity risk, appropriate limits have been defined under the Liquidity Risk Appetite. Management also monitors Abbey’s compliance with the Sterling Stock Liquidity limits set by the Financial Services Authority, which focus on ensuring that sterling cash liabilities due five days in advance can be met by realising liquid assets, with any excesses being reported to the Risk Committee and the Board. In addition to such limits, liquidity ratios also have trigger-review levels that require the Treasurer, Head of Asset and Liability Management, and Chief Risk Officer to initiate appropriate reviews of current exposure when such levels are exceeded.

     The Liquidity Risk Manual has been designed to reduce the likelihood and impact of either firm specific or system-wide liquidity problems. Abbey intends to maintain sufficient liquid assets and marketable assets to meet the expected cash flow requirements of all its businesses, to ensure customer and counterparty confidence, and to be in a position to withstand liquidity pressures resulting from unexpected or exceptional circumstances.

     While Abbey’s liquidity risk is consolidated and primarily controlled at the Abbey company level, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises. Management recognises that while the liquidity approach developed pursuant to the Liquidity Risk Manual is designed to reduce the likelihood of significant liquidity issues arising, the possibility of such events cannot be eliminated. Consequently, Abbey also operates a Liquidity Contingency Plan to manage and co-ordinate any actions that are required in order to mitigate the effects of a liquidity shortfall. The Liquidity Contingency Plan defines the circumstances under which the plan is activated, the management framework and notification procedures, and the key roles and responsibilities during the operation of the plan.

     The Liquidity Contingency Plan becomes operational when the demand for cash, whether from demands for repayment, from wholesale funding or from retail deposits, exceeds the limits for liquidity management defined under the Liquidity Risk Appetite. The circumstances that cause this to happen will tend to be sudden, unexpected events that trigger demands for cash that cannot be managed within the procedures, limits and controls defined in the Liquidity Risk Manual.

     To be effective, the management of liquidity in a crisis must be timely, proactive and flexible enough to respond to a variety of different circumstances. The management structure for the Liquidity Contingency Plan, which is structured around a small team of individuals with the authority to agree, co-ordinate and implement actions that will control a volatile, dynamic situation, has two key elements:

>	the Treasurer, Head of Asset and Liability Management, is responsible for the rapid assessment of the implications of a sudden, unexpected event on the day-to-day liquidity of Abbey, and for the decision to activate the Liquidity Contingency Plan; and

>	the liquidity crisis management team, under the chairmanship of the Treasurer, Head of Asset and Liability Management, is the decision-making authority in the event of a liquidity crisis, and is responsible for implementing the Liquidity Contingency Plan.

The Liquidity Contingency Plan defines a framework for the decision-making process under exceptional circumstances, and it details the tools available to mitigate any such event. These tools include procedures for realising marketable assets, for entering into repo transactions with central banks, and for securing retail deposits and managing wholesale funds. Even though the Liquidity Contingency Plan focuses predominantly on realising marketable assets to meet liabilities, in certain situations additional funding — as well as certificates of deposit, commercial paper and medium term funding — may be sought, depending on the nature of the crisis. The Liquidity Contingency Plan is reviewed and revised on at least an annual basis.

     Potentially, if Abbey’s usual funding sources become unavailable for an extended period of time, the issuance of a retail savings bond may also be considered.

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

Securitisation of Abbey assets

Abbey, through various special purpose vehicles, provide a wide range of securitised mortgage products to a diverse investor base. There is little liquidity risk related to asset securitisations as the repayment of the securitised notes issued is financed by the expected maturity or repayment of the underlying securitised asset which is recognised in the Liquidity Risk Manual. Abbey does not expect securitisations to represent a greater proportion of its overall funding in the future than at present. However, in times of significant market disruption, residential mortgage backed securitisation, which typically remains a very liquid and deep market, might be accessed, and in such circumstances could provide a higher proportion of funding than is presently expected.

Operating and Financial Review

Risk Management continued

Investment and Protection

Insurance risk relates to the inherent uncertainty as to the occurrence, amount and timing of insurance liabilities arising from death, continuity of life, disablement or sickness or when the customer terminates his contract early. The exposure to insurance risk arises in the life assurance companies.

     The Appointed Actuary (UK) was responsible throughout 2004 for the independent review of the management of insurance risk.

     During 2004, the Appointed Actuary (UK) chaired the Insurance Risk Committee which based on the principle established under the insurance risk policy provided the control framework within which insurance risk was managed. The Appointed Actuary role was discontinued from the end of 2004 with management of insurance risk now falling under the responsibility of the With-Profit Actuary in respect of with-profit business and the Head of Actuarial Function for all other business.

     The essential elements of insurance risk management and mitigation include underwriting (from the policy proposal document through to assessment of individual claims), pricing (taking into account the level of underwriting, market experience, external studies and reassurance data), reinsurance (for assistance in pricing of some risks and for spreading of risks) and reserving (holding sufficient funds to meet expected claims).

Operational risk

Managing operational risk in Abbey

Operational risk is the risk of loss to Abbey, resulting from inadequate or failed internal processes, people and systems, or from external events. Risks are categorised by type, such as fraud, process failure, inadequate Human Resource management and damage to assets. They are assessed, not only in terms of their financial impact, but also in terms of their effect on business objectives, regulatory responsibilities and Abbey’s reputation.

     Abbey operates a ‘hub and spokes’ model for the implementation of an operational risk management programme. An independent operational risk ‘hub’ function has responsibility for establishing the framework within which risk is managed and working with the business aligned ‘spoke’ groups to ensure its consistent implementation across Abbey. The framework incorporates industry practice and regulatory requirements, particularly those emanating from the Basel Committee, European Union Directives and the Financial Services Authority. The primary purpose of the framework, which is approved by the Risk Committee, is to define and articulate Abbey-wide policy, processes, roles and responsibilities.

     The management of operational risk is the responsibility of business managers, who identify assess and monitor risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to the Risk Committee and Board.

     In line with Financial Services Authority’s guidance and industry practice, the company has crisis management and disaster recovery arrangements to ensure that critical business processes are maintained in the event of an unforeseen interruption. Insurance policies are also purchased to provide cover for a range of potential operational risk losses. The implementation of a board-approved environmental policy is managed as part of the operational risk framework.

Risk Management in Portfolio Business Unit

The Portfolio Business Unit consists of businesses being managed for exit. The majority of the risk management processes within these businesses follow the same management, measurement and control guidelines as those in Personal Financial Services, except for credit risk in Motor Finance and Litigation Funding businesses and residual value risk, which arises solely in Portfolio Business Unit.

Credit risk

Managing credit risk in Wholesale Banking

The management of credit risk in the Portfolio Business Unit follows the same management, measurement and control guidelines as that in Financial Markets, except that risk appetite is defined by the reducing portfolio size, and also that Credit personnel for the Portfolio Business Unit form an integral part of the Wholesale Credit Risk function. Regular reviews of credit exposures and counterparties continue to be undertaken and Credit Risk provides advice to the respective business units in the sales process.

Managing credit risk in Motor Finance and Litigation Funding

Motor Finance provided funds via motor dealers acting as introducers to individuals and businesses. A large majority of such arrangements are secured on the vehicles involved. In the course of these operations, advances were also provided to participating dealers. No new business has been accepted in 2004 the emphasis being on managing the repayment of extant loans. This is reflected in the Credit Risk management policies and techniques employed.

     Litigation Funding plc provided loans via claims management companies and solicitors acting as introducers to individual claimants for the purchase of “after the event” insurance cover. Such cover provides the claimant with insurance against the costs of unsuccessful litigation. The repayment of such loans is made by the claimants, either from damages and costs recovery, or from the insurance policy. Other than fulfilling contractual requirements no new business has been accepted during 2004 the emphasis being on the managing the repayment of extant loans. This is reflected in the Credit Risk management policies and techniques employed.

Operating and Financial Review

Risk Management continued

Market risk

Managing market risk in European operations

The French subsidiary prior to its sale during 2004 was exposed to market risks arising from banking and savings activity. These risks were monitored in a manner consistent with the Personal Financial Services Banking and Savings exposures. The French subsidiary also had interest-earning assets funded by non-interest bearing liabilities, similar to the same risk in Group Infrastructure and interest rate risk exposure arising from the litigation funding vehicle. These risks were measured, reviewed and reported by the Personal Financial Services Banking and Savings market risk function.

Managing market risk in Investment and Protection

There is one Life company in the Portfolio Business Unit, Scottish Mutual International. Abbey’s market risk exposures in Portfolio Business Unit-Life are similar to those in Personal Financial Services-Life. All Portfolio Business Unit-Life market risk exposures are measured, managed and reported in a manner consistent with the Personal Financial Services-Life exposures and by the Life companies’ market risk function.

Managing market risk in Wholesale Banking

The majority of Financial Markets Portfolio Business Unit positions were investment assets (bonds, leases and structured loans) fully cash flow matched with interest rate swaps and hedged to minimise interest rate risk exposure. The remaining portfolios are now being managed for exit, and market risk management remains a key consideration in this process. Risk measurement, monitoring and control continue to be applied, with oversight by the market risk function.

Insurance risk

Managing insurance risk

The Appointed Actuary (International) has responsibility for managing the pricing and reserving of insurance risk within the Portfolio Business Unit Life company. A process similar to that employed in the Personal Financial Services companies is used in the Portfolio Business Unit company.

Operational risk

A process similar to that employed in Personal Financial Services is used in the Portfolio Business Unit.

Residual value risk

Residual value risk occurs when the value of a physical asset at the end of certain contracts (e.g. operating leases) potentially may be worth less than that required to achieve the anticipated return from the transaction. Managing residual value risk in Wholesale Banking business Residual value risk exposure in Wholesale Banking relates principally to trains and other rail assets managed by Porterbrook Leasing Company Limited (“Porterbrook”), as well as aircraft managed by IEM Airfinance BV (“IEM”). Periodic revaluations and/or impairment reviews are undertaken.

     Tools such as first loss and residual value guarantees where appropriate (aircraft), and appropriate return conditions are employed by Abbey to mitigate the associated risks. The residual value risk management framework includes business area mandates, asset specific policies and delegated authorities agreed by Risk Committee and business area risk oversight fora (e.g. Financial Markets) as appropriate.

Managing residual value risk in Motor Finance and Litigation Funding businesses

Within Motor Finance, exposure arises within portfolios of contract purchase agreements relating to motor vehicles. Revaluations of motor vehicles are undertaken at least annually.

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

Non-trading derivatives

The main non-trading derivatives are interest rate and cross currency swaps, which are used to hedge Abbey’s exposures to interest rates and exchange rates inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the Banking and Savings segment and medium-term note issues, capital issues and fixed-rate asset purchases within Financial Markets.

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

     Derivatives used for non-trading activities were accounted for on an accruals basis consistent with the assets, liabilities or positions being hedged.

     The following table summarises activities undertaken by Abbey, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments

Operating and Financial Review

Risk Management continued

as part of an integrated approach to risk management. Further information is contained in Note 51 of the Consolidated Financial Statements.

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.

Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies. Foreign currency funding.	Cross-currency and foreign exchange swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default and total return swaps.

Investment in, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions (1) and other matched options.

Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1)	A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.

Exchange-traded derivatives may additionally be used as hedges in any of the above activities in lieu of interest rate swaps.

Credit Derivatives

The following table presents the notional amounts of credit derivatives protection bought and sold at 31 December 2004.

	Protection
	Purchased	Sold
	£m	£m

Notional amounts:
Portfolio Business Unit protection	15	–
Trading activity (1)	9,409	6,393

Total	9,424	6,393

(1)	This includes £562m (notional) of portfolio credit derivatives.

The use of derivatives to manage exposures does not reduce the reported levels of assets on the balance sheet or the level of off-balance sheet commitments.

Portfolio Business Unit protection activity

Within the Portfolio Business Unit, credit derivatives have been used as hedging instruments for assets held on the balance sheet. Purchased protection at 31 December 2004 within the Portfolio Business Unit totalled £15m. These transactions are accrual accounted.

Trading activity

The business trades in single-name credit derivatives and also a limited number of portfolio credit derivative transactions. The credit derivatives’ trading function operates within the same framework as other trading functions. Risk limits are established and closely monitored.

     At 31 December 2004, the total notional amounts of protection purchased and sold by the trading business were £9.4bn and £6.4bn, respectively. The mismatch between notional amounts is largely attributable to Abbey using credit derivative transactions hedged with securities positions. The majority of positions are matched. Consequently the amount of retained credit risk contributed by the credit derivatives trading activity is small in the context of Abbey’s overall credit exposures.

Report of the Directors

Directors

Board of Directors
As at 31 December 2004

Chairman

Lord Burns

Lord Burns (age 60) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Glas Cymru Ltd (Welsh Water) and a Non-Executive Director of Pearson Group plc and British Land plc. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, Governor of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society.

     He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. Until October 2001, he was a Non-Executive Director of Legal & General Group plc and was Chairman of the National Lottery Commission (2000-2001).

Executive directors

Francisco Gómez-Roldán

Chief Executive Officer

Francisco Gómez-Roldán (age 51) was appointed Chief Executive Officer on 15 November 2004. He joined Abbey from Banco Santander Central Hispano, S.A., where he was the Chief Financial Officer for the Group, a position that he held since March 2002. Prior to this he joined Banesto, a banking subsidiary of Banco Santander Central Hispano, S.A., in 2000 to become Chief Executive and Executive Director.

     In 1992, he became Finance Director of the newly formed Grupo Argentaria, which aggregated a number of leading public sector banks and joined the Group’s board as an Executive Director in 1996.

     With degrees in aeronautical engineering and economics, he joined Banco Vizcaya in 1978. In 1984 he became Director General of Banca Catalana after its acquisition by Vizcaya and following the merger of Banco Vizcaya and Banco Bilbao in 1988 to form BBV, he played a key role in creating and developing the investment fund and pensions industry in Spain.

     He is currently a director of the Spain Fund, Bolsas y Mercados Españoles S.A. and AC Hoteles.

Tony Wyatt

Executive Director, Manufacturing

Tony Wyatt (age 55) was appointed Executive Director, Customer Operations on 1 September 2003, having previously held positions with Novartas, New Power, AT&T, Guardian Royal Exchange and Midland Bank, including roles as Managing Director of Operations and Technology, Director of Group Development, and Banking Systems Director.

Priscilla Vacassin

Executive Director, Human Resources

Priscilla Vacassin (age 47) was appointed Executive Director, Human Resources on 1 June 2003. She was previously Group Human Resources Director at BAA plc, before which she was Director of Organisational Management and Development at the same company. She also spent 10 years with the Kingfisher Group (1988 to 1998), before which she worked for United Biscuits.

Mark Pain (resigned on 28 January 2005)

Executive Director, Customer Sales

Mark Pain (age 43) was appointed Finance Director on 1 January 1998, Managing Director of Wholesale Banking in November 2001 and Executive Director, Customer Sales in 2003. He joined Abbey in 1989, having previously held positions with Touche Ross & Co and TSB Group. His previous appointments at Abbey include Manager of Strategic Planning, Manager of European Operations, Regional Director of Retail, and Group Financial Controller.

Angus Porter

Executive Director, Customer Propositions (resigned on 25 February 2005)

Angus Porter (age 47) was appointed as Executive Director, Customer Propositions on 1 July 2003. He was formerly Managing Director for the Consumer Division of BT plc. Before BT, he spent 14 years at Mars Confectionery in a variety of research and development, sales and marketing roles, including four years as Marketing Director. He is also currently a Non-Executive Director of MyTravel plc.

Report of the Directors

Directors continued

Non-Executive Directors

Juan Rodríguez Inciarte

Deputy Chairman

Juan Inciarte (age 52) joined Banco Santander Central Hispano, S.A. in 1985. After holding different positions of responsibility, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently Deputy Chairman of Santander Consumer Finance S.A. and Executive Vice President of Banco Santander Central Hispano, S.A. In addition, he is a director of Compañía Española de Petróleos, Finanzauto S.A., Banco Banif S.A., Vista Capital de Espansion S.A. and Euroresidencias Gestión.

     For several years he has served on the Board of Directors of First Union Corporation (presently Wachovia) in the US and the Board of Directors and Executive Committee of San Paolo - IMI in Italy.

     He is a member of the US-Spain Council and Fellow of The Chartered Institute of Bankers in Scotland.

Keith Woodley

Senior Independent Non-Executive Director

Keith Woodley (age 65) was appointed Non-Executive Director on 5 August 1996. He was made Deputy Chairman and Senior Independent Non-Executive Director in April 1999. He is a former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is currently Complaints Commissioner for the London Stock Exchange and a Council Member and Treasurer of the University of Bath.

Jóse María Fuster

José María Fuster (age 46) was appointed Non-Executive Director on 1 December 2004. He is currently Executive Vice-President of Operations and Technology of Banesto and Chief Information Officer (“CIO”) of Grupo Santander. He joined Banco Español de Crédito in 1998 and was appointed as CIO of Grupo Santander in 2003. He is a director of ISBAN UK Limited. He started his professional career in IBM and Arthur Andersen as a consultant. In the financial services sector, he has worked at CitiBank and Natwest Bank.

José María Carballo

José María Carballo (age 60) was appointed Non-Executive Director on 1 December 2004. He is currently Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Star Capital Partners Ltd. (U.K.), Director of SCH Activos Inmobiliarios, Director of Teleférico del Pico de Teide. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (U.K).

     Previously, he was Executive Vice President of Banco Santander Central Hispano S.A. from 1989 to 2001 and CEO of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.

António Horta-Osório

António Horta-Osório (age 40) was appointed Non-Executive Director on 1 December 2004. He is currently Executive Vice President of Grupo Santander and member of its Management Committee as well as Chief Executive Officer (“CEO”) of Banco Santander Totta in Portugal. He was previously CEO of Banco Santander Brasil. António Horta-Osório started his career at Citibank Portugal, where he was Head of Capital Markets and at the same time was an assistant professor at the Universidade Católica Portuguesa. He then worked for Goldman Sachs in New York and London, focusing on Corporate Finance Activities in Portugal and, in 1993, he joined Grupo Santander as CEO of Banco Santander de Negócios Portugal.

New Appointments post 31 December 2004

Executive Directors

Graeme Hardie

Graeme Hardie (age 43) was appointed Executive Director, Sales and Marketing on 22 February 2005.

     He was Managing Director of NatWest Retail Banking from January 2002 to December 2004, with responsibility for all aspects of management of the Retail Branch Network.

     Prior to this, in March 2000, following the takeover of NatWest by the Royal Bank of Scotland Group, he was appointed Director, NatWest Retail Change Planning.

     Before joining NatWest, he was Head of Retail Network Services for Royal Bank of Scotland (RBSG). Appointed in February 1997, he was responsible for sales and service, processes, training and development programmes, incentive and management information design.

     He joined Royal Bank of Scotland in 1978, initially in a variety of sales, marketing and business development roles.

Nathan Bostock

Nathan Bostock (age 44) was appointed Executive Director, Finance and Markets on 22 February 2005. This follows his appointment to Abbey’s Executive Committee in November 2004. His responsibilities include finance, treasury, Abbey Financial Markets and the Portfolio Business Unit.

     Nathan joined Abbey in November 2001 as Chief Operating Officer, Abbey National Treasury Services plc, with responsibility for finance, market risk and operations. Prior to joining Abbey, Nathan spent nine years (1992-2001) with The

Report of the Directors

Directors continued

Royal Bank of Scotland Group (“RBS”) where his roles included Director, Group Risk Management and Chief Operating Officer, Treasury and Capital Markets. Prior to joining RBS, Nathan was Head of Risk Analysis and Finance, Treasury and Interest Rate Derivatives (Europe) for Chase Manhattan Bank (1988 to 1992). He joined Chase Manhattan Bank in 1986 having previously worked for Coopers and Lybrand.

Non-Executive Directors

Andrew Longhurst

Andrew Longhurst (age 65) was appointed Non-Executive Director on 28 January 2005.

     He was Chief Executive of the Cheltenham & Gloucester building society (1982 to 1995) during the time that it converted to a public limited company and was sold to Lloyds Bank in 1995. He joined the main board of Lloyds and later of LloydsTSB. He oversaw the extension of Cheltenham & Gloucester’s mortgage operation into Lloyds and TSB branches, and became Chairman of Cheltenham & Gloucester (1997-98).

     In 1998, Andrew retired from full time executive employment and joined the boards of the United Assurance Group, Thames Water (1998-2000) and Hermes Focus Asset Management (1998-present). He was appointed Deputy Chairman of The Royal London Insurance Society Ltd following its acquisition of United Assurance (2000-02).

     He has also served as Chairman of the Council of Mortgage Lenders (1994) and was a member of the DTI’s taskforce on deregulation of financial services (1993).

Auditors
Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Registered Office and Principal Office
Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN

Abbey National plc (“Abbey”) is registered in England and Wales No 2294747.

Report of the Directors

Directors’ Report

Corporate Structure

On 12 November 2004, a Scheme of Arrangement, which had been approved by the High Court of England and Wales and by the shareholders of Abbey and Banco Santander Central Hispano, S.A. became effective, whereby Abbey became a wholly owned subsidiary of Banco Santander Central Hispano, S.A. and the ordinary shares of Abbey ceased to be traded on the London Stock Exchange. Shareholders in the UK were awarded one new Banco Santander Central Hispano, S.A. share for each share which they held in Abbey and holders of American Depository Shares in the US were awarded two new Banco Santander Central Hispano, S.A. American Depository Shares for each Abbey American Depository Share.

     Banco Santander Central Hispano, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 23 to the Financial Statements provides a list of the principal subsidiaries of Abbey and the nature of each company’s business as well as details of overseas branches.

     Abbey is subject to rules of the UK Listing Authority because it has preference shares listed on the London Stock Exchange. As it does not have listed ordinary shares, Abbey is exempt from the requirement to make certain disclosures which are normally part of the continuing obligations of listed companies in the UK. This exemption applies, among other things, to corporate governance and directors’ remuneration disclosures.

Principal activities and Business Review

The principal activity of Abbey and its subsidiaries continues to be the provision of an extensive range of personal financial services. Abbey is authorised and regulated by the Financial Services Authority. The Operating and Financial Review for the year, including a review of non-banking activities, is set out on pages 7 to 69 of this document. Details of important events which have occurred since the end of the financial year and prospects for 2005 are included in the Business Overview and the Operating and Financial Review sections.

Results and dividends

The profit on ordinary activities before tax for the year ended 31 December 2004 was £273m (2003: loss £686m).

     An interim net dividend of 8.33 pence per ordinary share was paid on 6 October 2004 (2003: 8.33 pence per ordinary share). In addition, a special dividend of 25 pence per ordinary share together with 6 pence for dividend differential was paid on 14 December 2004. No final dividend is proposed.

Directors

The members of the Board at 31 December 2004 are named on pages 80 to 82 together with appointments made following the year end. Where a Director was appointed during the year, the date of appointment is shown. All other Directors served throughout the year. As at 31 December 2004, the Board comprised a Chairman, five Executive Directors, including the Chief Executive, and five Non-Executive Directors. As at the date of publication of this report, there is now a Chairman, five Executive Directors, including the Chief Executive, and six Non-Executive Directors. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy.

     There have been some additional changes since 31 December 2004. Mark Pain, Executive Director, Customer Sales resigned from the Board with effect from 28 January 2005 and Angus Porter, Executive Director, Customer Propositions resigned on 25 February 2005 from the Board, but stayed with Abbey in a management capacity until 24 March 2005.

     Graeme Hardie was appointed to the Board on 22 February 2005 to take up the post of Executive Director, Sales and Marketing, combining the previous roles of Mark Pain and Angus Porter. Nathan Bostock was also appointed to the Board as Executive Director, Finance and Markets, on 22 February 2005.

     Andrew Longhurst was appointed to the Board as a Non-Executive Director on 28 January 2005. Details of all three new appointments are included on pages 81 and 82.

     During 2004, the following directors resigned:

Director	Title	Date of resignation

Luqman Arnold	Chief Executive Officer	15 November 2004
Stephen Hester	Chief Operating Officer	12 November 2004
Yasmin Jetha	Director	30 November 2004
Leon Allen	Non-Executive Director	1 December 2004
Geoffrey Cooper	Non-Executive Director	1 December 2004
Richard Hayden	Non-Executive Director	1 December 2004
Gerard Murphy	Non-Executive Director	1 December 2004
Vittorio Radice	Non-Executive Director	1 December 2004
Charles Shuttleworth	Non-Executive Director	1 December 2004

Report of the Directors

Directors’ Report continued

Non-Executive Directors are appointed for a three year term after which their appointment may be extended upon mutual agreement. In accordance with the Company’s Articles of Association, one-third of the Board are required to retire by rotation each year and over a three year period all Directors must have retired from the Board and faced re-election. The Company’s Articles of Association also require that a Director must retire at the first Annual General Meeting after their 70th birthday.

     Francisco Gómez-Roldán, Juan Rodríguez Inciarte, Jóse María Fuster, Jóse María Carballo, António Horta-Osório, Andrew Longhurst, Graeme Hardie and Nathan Bostock, having been appointed to the Board since the last Annual General Meeting, will retire and, being eligible, may offer themselves for election at the forthcoming Annual General Meeting. Keith Woodley, Lord Burns and Priscilla Vacassin will retire by rotation at the forthcoming Annual General Meeting and, all being eligible, may offer themselves for re-election.

     As described above, there were a number of changes to the Board of Directors, following the acquisition of Abbey by Banco Santander Central Hispano, S.A. All the new directors were selected for the wide knowledge and experience they have of the personal financial services market. In addition, as they all have an existing relationship with Banco Santander Central Hispano, S.A. they are therefore able to bring to Abbey their understanding of Banco Santander Central Hispano, S.A.’s successful business model.

Committees of the Board

The Board maintains three standing committees, all of which operate within written terms of reference. They are the Audit and Risk Committee, the Remuneration Committee and the Policyholder Review Committee.

Audit and Risk Committee

Membership of the Audit and Risk Committee is restricted to non-executive directors.

     The Audit and Risk Committee’s primary tasks are to review the scope of external and internal audit, to receive regular reports from the external auditors, (currently Deloitte & Touche) and the Chief Internal Auditor, and to review the preliminary results, interim information and annual financial statements before they are presented to the Board, focusing in particular on accounting policies and compliance and areas of management judgement and estimates. The Committee’s scope was extended during 2003 to include risk oversight. The Audit and Risk Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of the Company’s internal control and risk management systems and processes. The Audit and Risk Committee also conducts a review of the remit of the internal audit function, its authority, resources and scope of work. Abbey’s relationship with the external auditors is monitored by the Audit and Risk Committee and a framework for ensuring auditor independence has been adopted which defines unacceptable non audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments.

     The Chairman, Keith Woodley, is a chartered accountant and a previous President of the Institute of Chartered Accountants in England and Wales. The Board has determined that Keith Woodley has the necessary qualifications and experience to qualify as an audit committee financial expert as defined for the purposes of the US Sarbanes-Oxley Act of 2002. The other members of the Audit and Risk Committee are Juan Inciarte and Jose Fuster.

Remuneration Committee

Membership of the Remuneration Committee consists of at least three non-executive Directors. The Committee is responsible for remuneration and succession planning within Abbey to ensure that these policies support the business objectives determined by the Abbey Board and the interests of its shareholders.

     It is charged with recommending to the full Board Abbey’s policy on Executive Director and executive management remuneration. The Remuneration Committee determines the individual remuneration package of each Executive Director and is also responsible for succession planning for the Executive Director and Director Group populations and is responsible for any employee and management share schemes.

     The chairman of the Remuneration Committee is Jose Carballo and the other members are Antonio Horta, Juan Inciarte and Andrew Longhurst.

Compensation for loss of office

When they were appointed, Priscilla Vacassin, Angus Porter and Tony Wyatt were granted contracts which initially entitled them to 24 months notice of termination of their employment. The notice required reduces by one month for each month of service to 12 months notice after 12 months; this is now the applicable notice period. Abbey may pay an Executive Director instead of allowing them to work their notice period. Graeme Hardie has a similar provision in his contract.

     Mark Pain and Yasmin Jetha had contracts that entitled them to additional payments if they were made redundant. They have now left Abbey and the figures for the compensation paid in respect of 2004 are included in the table of directors’ remuneration below. When Angus Porter left Abbey he received pay instead of notice pursuant to his contract as set out above.

Report of the Directors

Directors’ Report continued

Directors’ remuneration

The aggregate remuneration received by the Directors of Abbey in 2004 was:

2004
£m

Salaries and fees	5,002,612
Performance-related payments	2,396,168
Other taxable benefits	23,068
Total remuneration excluding pension contributions	7,421,848
Pension contributions	424,747
Compensation for loss of office	450,842

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or officers of Banco Santander Central Hispano, S.A. No apportionment of this remuneration has been made. Compensation in cash for loss of office was paid to one Director due to their redundancy in 2004.

Remuneration of Highest Paid Director

In 2004, the remuneration, excluding pension contributions, of the highest paid Director was £1,375,418 (2003: £1,688,000) of which £550,167 (2003: £1,013,000) was performance related. Share options were received by the highest paid Director and shares were received under a Long Term Incentive Plan during the year. There was no accrued pension benefit for the highest paid Director (2003: £nil).

Retirement Benefits

We provide defined-benefit pension plans to certain of our employees. See note 53 to the Financial Statements for a description of the plans and the related costs and obligations.

Share options

During the year, prior to the acquisition of Abbey by Banco Santander Central Hispano, S.A. seven of the Directors exercised share options and received shares under long-term incentive schemes. These options and shares were in respect of Abbey ordinary shares. As part of the acquisition, option holders were invited either to exercise, cash cancel or transfer their Abbey options into an option over Banco Santander Central Hispano, S.A. shares. Where the option price was higher than the purchase price per share of £6.22, these options effectively lapsed. As of 12 November 2004 when the acquisition of Abbey by Banco Santander Central Hispano, S.A. was completed, no further options over Abbey ordinary shares remain. Currently, no new schemes with respect to shares in Abbey are planned. Further details are provided in Note 55 on page 154.

Long-term Performance Share Plan

Under the Performance Share Plan, the Chief Executive could earn shares worth up to 175% of his salary while the other executive Directors’ awards gave them the opportunity to earn shares worth up to 150% of salary. The proportion of shares the Directors would receive at the end of three years following the award depended on the performance of the Company during this period. Performance was measured in two ways: (i) half the award depended on the real growth in the earnings per share of the Personal Financial Services business and (ii) half the award was based on the growth in total shareholder returns over the three year period, compared with a group of 16 other UK financial services companies. This plan ceased to operate after the acquisition.

Non-Executive Directors

Fees were paid to Non-Executive Directors in 2004 totalling £579,410 (2003: £402,232); this amount is included above in the table of directors’ remuneration.

Directors’ interests and Related Party Transactions

In 2004, loans were made by Abbey to Directors, Executive Officers and connected persons and, of these loans, principal amounts of £240,000 were outstanding at 31 December 2004. See Note 54 and 56 to the Consolidated Financial Statements included elsewhere in this Annual Report for disclosures of deposits and investments made and insurance policies entered into by the Directors, Executive Officers and connected persons with Abbey at 31 December 2004. Note 56 to the Consolidated Financial Statements also includes details of related party transactions.

     In 2004, there were no other transactions, arrangements or agreements with Abbey or its subsidiaries in which Directors or Executive Officers or persons connected with them had a material interest, other than options to subscribe for ordinary shares under the share options schemes. No director had a material interest in any contract of significance other than a service contract with Abbey, or any of its subsidiaries, at any time during the year.

     Abbey seeks exemption under The Companies (Disclosure of Directors’ Interests) (Exceptions) Regulations 1985 (SI 802), not to disclose the Directors’ interests in the shares of Banco Santander Central Hispano, S.A., a company incorporated in Spain and the ultimate parent undertaking of Abbey.

Report of the Directors

Directors’ Report continued

Employee share ownership

During 2004, eligible employees were able to become financial stakeholders in Abbey by taking part in the Abbey Sharesave scheme or Partnership Shares scheme that gave staff the opportunity to save money from their pre-tax salary. Through these schemes, and others we have offered over the years, a number of our employees owned shares in Abbey. At the time of the acquisition by Banco Santander Central Hispano, S.A., employees were given the option of exercising, cash cancelling or transferring their interest to Banco Santander Central Hispano, S.A. shares and taking a cash alternative. Those who have chosen to transfer their interest in the Sharesave Scheme can exercise the option on maturity or in certain circumstances when they leave Abbey. In recognition of the Banco Santander Central Hispano, S.A. acquisition, all employees were given 100 free shares on 15 February 2005, which will be held in trust for a minimum of three years. Currently, no new all-employee schemes are planned to be launched. Further details can be found in note 55 to the consolidated Financial Statements on page 154.

Pension funds

The assets of the main pension schemes are held separately from those of Abbey and are under the control of the Trustees of each scheme. The four Abbey pension schemes have a common corporate trustee which, at 31 December 2004, had nine Directors, comprising six Company appointed Directors (three of whom are Directors of Abbey) together with three member-nominated Directors.

     The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2004 comprised three Company appointed Directors, two of whom are Directors of Abbey, and three member-elected Directors.

     At 31 December 2004, the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by Scottish Mutual Assurance plc (two of whom are members) and two member-elected trustees. In the case of the Scottish Provident Institution Staff Pension Fund, at 31 December 2004 there were eight trustees, of whom five (at least one of whom is a member) are selected by Scottish Provident Limited, as principal employer of the Fund: the remaining three trustees are elected by the active members from their number.

     Asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Asset management of the Scottish Mutual Assurance Staff Pension Scheme is through a Trustee Investment Account invested in a range of pooled funds operated by Scottish Mutual Assurance. Assets (other than petty cash) of the Scottish Provident Institution Staff Pension Fund are invested in a Managed Fund policy held with Scottish Provident Limited.

     Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Abbey. The audits of the Abbey pension schemes and the National and Provincial Pension Fund are undertaken by Grant Thornton UK LLP. The audits of the Scottish Mutual Assurance Staff Pension Scheme and SPI Staff Pension Fund are undertaken by KPMG Audit Plc. Further information is provided in note 53 to the consolidated Financial Statements on page 152.

Market value of land and buildings

On the basis of a periodic review process, the estimated aggregate market value of the company and its subsidiaries’ land and buildings was below the fixed asset net book value of £32m, as disclosed in note 26 to the Financial Statements, by approximately £13m. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Abbey Group of companies which exceeds the estimated market value, and the net book value is not impaired.

Corporate social responsibility

Abbey is committed to being a responsible corporate citizen and to treating all those who come into contact with it in a fair and ethical manner. Abbey recognises the need to structure our approach to corporate social responsibility and to report regularly on progress. Abbey does so through its annual corporate social responsibility report (CSR Report), which is approved by the Board and includes information about Abbey’s ethical principles, corporate governance, treatment of employees, community involvement and its environmental policy and performance. Abbey’s previous corporate social responsibility reports can be found on the website www.aboutabbey.com>corporatesocialresponsibility and hard copies can be obtained by writing to the corporate social responsibility Manager at the registered office address shown on page 82 of this Annual Report. Going forward Abbey will be working with Banco Santander Central Hispano, S.A. to align its corporate social responsibility management and reporting.

Management of Corporate Social Responsibility

The Executive Director, Human Resources has responsibility for corporate social responsibility at board level. Abbey’s corporate social responsibility management framework follows the guidelines recommended by Business in the Community and is governed across the four corporate social responsibility areas of Workplace, Marketplace, Environment and Community.

     Abbey aims to comply with industry standards including the Association of British Insurers disclosure guidelines on social responsibility, the Department of Trade and Industry Company Law Review and the Accounting for People Report recommendations.

     Abbey is a member of the FORGE Group, a government-supported consortium of major financial services companies that, in 2002, formalised a structured approach for the management and reporting of corporate social responsibility issues for the financial sector.

Report of the Directors

Directors’ Report continued

Workplace

Abbey regards all employees as partners in the business. Abbey recognises, respects and values individual differences, and acknowledges the distinctive contribution that each person makes to the success of the business. Abbey aims to be the financial services employer of choice in the UK. Abbey’s policy “Valuing people as Individuals” underpins these goals and this document can be found via the website at www.aboutabbey.com>General Information>Our Policies>valuing people as individuals.

     The total number of employees was 24,361 at December 31 2004, 27,726 at December 31 2003 and 32,364 at December 31 2002.

     Further details are given in the table below:

Employees

	At 31 December	At 31 December
	2004	2003

Total employees*	24,361	27,726
Total female employees	15,623	18,402
Total male employees	8,738	9,324
Total full-time employees	20,599	21,116
Total part-time employees	3,762	6,610
Total ethnic minority employees	1,655	1,936
Employees aged 50 and under	22,195	25,157
Employees aged over 50	2,166	2,569
Employee turnover (%)	22	14.7
Average days absent per employee	8	10
Total number of staff grievances (at final stage)	7	9
Total employee satisfaction (%) (with everything measured by the employee opinion survey)	56	58

Training
Total number of training days	211,358	188,752
Average number of training days per employee	8	7
Average £ invested in training per employee	805	614

Health and Safety
Total number of reported accidents	319	296
Total number of accidents reported to enforcing authorities	20	36
Total number of adjustments to workplaces	608	543
Workplace adjustments for disabled employees	128	42

*	The total number of employees, at 31 December 2004, on a full-time equivalent basis.

Equality and diversity

Abbey wants to benefit from the full range of knowledge and skills society offers. Abbey’s policy “Valuing People as Individuals” sets out its approach to creating a workforce that reflects that diversity. Abbey has a number of employee-led Diversity Action Groups which work to promote a more diverse workforce in their local areas.

     Abbey also has a number of Disability Employment Action Teams which focus on setting up a strong framework for the employment of people with disabilities. This aims to make sure that Abbey has the appropriate processes in place to help recruit, develop and retain employees with disabilities. Abbey is committed to the Disability Discrimination Act and the Disability Employment Action Teams have been instrumental in ensuring that Abbey has been compliant with the new requirements of the Disability Discrimination Act. Abbey is proud to use the Employment Service “Positive about Disabled People” symbol. Abbey has a partnership agreement with the Employment Service Disability Service to provide access to work for people with disabilities. This aims to make sure that new and existing staff get the necessary aids and equipment to make their working life easier.

Work-life balance

Abbey is committed to supporting individuals in achieving a reasonable balance between their home and working life. Abbey understands that people must be valued and supported through the various stages of their lives. As a result, Abbey offers a wide range of flexible working options, including part-time work, job sharing, homeworking, compressed working arrangements and career breaks.

     Our employees’ well being is very important to us and we want to support them as much as we can. Abbey’s confidential Employee Advice Line can give information on their employment with Abbey and point them in the right direction if they have a personal problem. Abbey also provides an external counselling service which offers professional counselling on a wide range of work or personal issues, including post trauma counselling.

Health and Safety

Abbey believes that healthy employees working in a safe environment enhance the business and the achievement of its objectives. Ensuring this is good business practice and a positive investment which protects its people, Abbey’s most valuable asset.

Report of the Directors

Directors’ Report continued

Abbey’s goal of health and safety excellence is put into practice through Abbey’s policy statement on health and safety at work. This is overseen by the Occupational Health and Safety team which seeks to improve its health and safety performance. No health and safety enforcement actions were taken against Abbey during 2004.

Developing our people

Abbey’s Learning and Development department supports employees and its business by providing training and development that is effective, efficient and responsive. The department works in partnership with each business area to provide learning solutions activities where they will add the most benefit. Abbey has also implemented a best-in-class learning management system to support the delivery of computer-based training ensuring flexible learning opportunities for all employees. This ensures Abbey delivers consistent and high-quality training, and that it provides appropriate and cost-effective learning for all employees. Facilities are available to staff out of hours to help them study outside their job role for their own personal development.

Performance management

Abbey wants to create a high performance culture. This means Abbey is committed to developing its employees’ ability to perform at their best. Abbey continually encourages them to deliver better service to its customers, support each other by removing obstacles and use their talent to produce improved results.

     Abbey approach to performance development is simple and straightforward. Employees will understand what’s expected of them and get the right development and support to allow them to succeed. And when they’ve done this, they will be recognised and rewarded for their contribution. Employees are responsible for their performance and their manager is responsible for making sure they are clear about what they need to do to perform to their best, and for supporting them to achieve it.

Working in partnership

Abbey wants to involve and inform employees on matters that affect them. Abbey believes this is key to being successful and as such effective communication is vital to everything it does. Abbey publishes a magazine every other month for employees – “read”, almost all employees have access to our intranet – “net” and “talk” sessions where senior management, including the Chief Executive and the Chairman, answer staff questions face to face. Abbey also uses more traditional methods of communication, such as team meetings. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the company’s performance.

     It’s just as important to listen to the views of employees and Abbey asks for their opinions on a range of issues through regular departmental and company-wide opinion surveys. These surveys are confidential and employees don’t have to give their names.

     Abbey has over 25 years of trade union recognition through a partnership agreement with Abbey National Group Union (ANGU), the independent trade union that it recognises to speak on behalf of Abbey employees. ANGU is affiliated to the Trade Union Congress and operates from its own offices in Hertfordshire. ANGU is involved in major initiatives, and Abbey consults them on significant proposals within the business. Consultation takes place at both national and local levels. Abbey holds regular relationship management meetings to make sure that communication is open and two-way.

Offshoring

Abbey carries out some operational activities, such as banking enquiries, in India. Abbey is sensitive to concerns from stakeholders about the hosting of jobs outside of the UK operation. Abbey believes these decisions are absolutely necessary to the health of Abbey’s future and for giving customers better service at a competitive price. MsourcE, its contractor in India, has a proven track record in treating employees fairly and with respect.

Marketplace

Understanding customers

Understanding customers has always been something Abbey has prided itself on, particularly at a local, branch level. Abbey’s business will only be successful if we understand customers’ needs and provide the right products and services to meet them. Abbey has developed its business and brand strategy with this recognition at its core.

     That is why Abbey devotes considerable time and money asking customers their views and requirements. In 2004 Abbey carried out research with around 20,000 consumers. Some of these interviews resulted in changes to processes and services, others in tone of voice and how Abbey communicates with customers.

     Creating a better banking experience for customers is a key goal, and in so doing abbey aims to help every customer get more for their money. Part of this is a continued focus on being straightforward, practical and friendly with customers; ensuring Abbey people take a positive and ‘can do’ attitude in dealings with them; and always being alert to customers’ needs and changes in the market place. Abbey wants to sell the right products to the right customers – this is the key in making sure Abbey treats customers fairly.

Financial inclusion

Part of understanding customers is knowing where, when and how Abbey can help them. Abbey has a heritage of offering people from all walks of life the opportunity to get more from their money. Abbey fully supports the Government and the FSA in developing a National Strategy for Financial Capability and continues to provide services for people who may have difficulty accessing mainstream banking services through the Abbey basic bank account. Abey helps fund the Consumer Credit Counselling Service, this is amongst a number of initiatives that gets Abbey’s support.

Report of the Directors

Directors’ Report continued

Abbey is also committed to meeting the Disability Discrimination Act’s access to services requirements and has been working with disability groups to upgrade branches and other services to comply with this act. Customer information is also made available in alternative formats including Braille and large print, when requested.

Complaints management

Complaints represent a very important area of the business from which Abbey can learn and improve its service. While Abbey is committed to ensuring that customers get the very highest levels of service, from time to time service does not match the high expectations customers rightly have. Abbey is focused on getting the basics of complaint management right, so Abbey can be clear and responsive with customers who have concerns and can put right what might have gone wrong as quickly as possible.

Social housing

Abbey’s specialist Social Housing Finance unit delivers long-term finance solutions to Registered Social Landlords to enable them to provide affordable housing for people in need and to undertake wider social inclusion initiatives. Registered Social Landlords (often called Housing Associations) are regulated, non-profit making, community-based organisations. Abbey’s loan commitments currently exceed £5bn.

Procurement

Abbey has in place a procurement policy that explicitly promotes competitive tendering and dealing with suppliers in a fair and open manner. The policy requires a record of hospitality received to be maintained by each department and made available for review. Abbey reserves the right to verify the ethical standing of its suppliers as it deems appropriate.

     Abbey does not operate a single payment policy in respect of all classes of suppliers. Each individual operating area is responsible for agreeing terms and conditions under which business is to be transacted and for making the supplier aware of these beforehand. It is Abbey’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions.

Environment

Abbey recognises its responsibility to consider the environmental issues associated with its business. Abbey’s environmental management strategy is to reduce the direct impacts of its activities, for example energy and resource use, and to manage the indirect risks associated with its main business interests.

     Abbey’s environmental policy is approved by the Board, and the Chief Risk Officer is accountable for ensuring management acts in accordance with its principles. The policy applies to all business units, covers all significant environmental impacts and risks, and provides the basis for Abbey’s environmental management system. Senior managers are responsible for ensuring compliance with the policy and risk management procedures. The policy can be viewed in full at www.aboutabbey.com>General Information>Our policies> environmental policy statement. Abbey expects its suppliers and the organisations with which it undertakes joint ventures or outsourcing operations to support it.

     Environmental risks are identified through the Operational Risk process, overseen by the Chief Risk Officer and Risk Function. Through the risk process, environmental impacts are identified and assessed, and there is opportunity to report significant environmental impacts to the Board and/or Risk Committee on a monthly basis. Abbey’s environmental performance is subject to internal audit on a rolling basis and its disclosures in the Corporate Social Responsibility Report are externally verified.

     Abbey is a signatory to, and an active member of, the United Nations Environment Programme Financial Institutions’ Initiative.

Community

Abbey is proud of its involvement in the community and it supports a wide range of charitable projects, primarily through the Abbey Charitable Trust Limited (the Trust). Abbey has built strong links with local communities, in areas where it has a large presence, through seven Community Partnership Groups. Their main role is to distribute donations from the Trust to meet the needs of their local community.

Charitable priorities

Abbey has revised its charitable priorities in 2004 to reflect the changes to Abbey’s core values. The Abbey Charitable Trust Limited supports disadvantaged people through:

>	education and training;

>	local regeneration projects which encourage cross community partnerships; and

>	financial advice which helps people manage their money.

Report of the Directors

Directors’ Report continued

Donations

In 2004, Abbey made total cash donations of £2,342,087 (2003: £1,711,380) to a wide range of charities. This included £586,793 (2003: £583,868) by matching the amount staff raised during the year for local and national charities. Abbey continued its partnership with The Prince’s Trust, now in its 12th year, with its funding focused on The Trust’s Leaving Care Initiative and Business Start-up Programme.

Volunteering

Abbey believes that providing opportunities for employee volunteering brings benefits to everyone involved, including the company. Abbey co-ordinates its own Abbey schemes including an “E-mentoring” programme that matches Year 10 pupils studying vocational General Certificates of Secondary Education (GCSEs) with an Abbey employee who is working in that subject area and the mentoring support is carried out by exchanging e-mails. “Number Partners” uses specially designed board games to help small groups of eight- and nine-year-olds develop their number skills with the help of trained groups of volunteers from Abbey head offices. “Business Experts” matches employees with specialist business skills with charities in the local area. Abbey matches an employee’s donated time on an hour-for-hour basis, up to a maximum of 35 hours per year.

     The total value of support to good causes amounted to £2,515,995 in 2004 (2003: £2,170,036). This comprised cash donations and other support given in kind, including the value of the volunteering scheme. In all 10% of Abbey employees were involved in one of its matching schemes. These figures are collated using the London Benchmarking Group reporting model.

     Further details on Abbey’s corporate social responsibility programme can be found via the website at www.aboutabbey.com >corporate social responsibility.

Code of ethics

Abbey’s ethical policies are set out in “How we do business”. This document, which was established in 1999 and reviewed and updated by the board in 2003, confirms that:

>	employees should raise concerns if they become aware that ethical polices and principles are not being followed;

>	Abbey values all employees as individuals and treat them as partners in the business;

>	Abbey treats customers fairly and delivers what it promises;

>	Abbey considers ethical and environmental concerns when investing Abbey assets;

>	Abbey is committed to adopting sound environmental management practices; and

>	Abbey expects suppliers to operate to high ethical standards.

Abbey’s ethical policies include ethical investment guidelines which are an integral part of the risk management processes for investment decision making. Procedures are also in place for employees to follow if they feel that there has been a breach of our ethical policies. “How we do business” can be read in full on the website at www.aboutabbey.com> General Information > Our Policies>how we do business.

     Abbey also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act. Amongst other things, the Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. Abbey meets these requirements through “How we do business”, our whistleblowing policy, the Financial Services Authority’s Principles for Businesses, and the Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the Code of Ethics), with which the Chief Executive and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the Financial Services Authority may want to know about. Abbey provides a copy of its code of ethics to anyone, free of charge, on application to the registered office address as shown on page 82.

Political contributions

No contributions were made for political purposes.

Policy and Practice on Payment of Creditors

Abbey’s practice on payment of creditors has been quantified under the terms of the Companies Act 1985 (Directors’ Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of amounts invoiced by trade creditors during the year to amounts of Abbey trade creditors at 31 December 2004, trade creditor days for Abbey were 12 (2003: 19 days). The equivalent period calculated for Abbey’s legal entities is 12 days (2003: 20 days).

Going concern

The Directors confirm that they are satisfied that the Abbey National and its subsidiaries has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.

Auditors

A resolution to reappoint Deloitte & Touche LLP as auditors will be proposed at the forthcoming Annual General Meeting.

Report of the Directors

Directors’ Report continued

Disclosure controls and procedures

(Sarbanes-Oxley Act 2002)

Over the past year, Abbey has been assessing and strengthening its internal controls over financial reporting in preparation for the application of Section 404 of the Sarbanes-Oxley Act of 2002 and in connection with the implementation of International Financial Reporting Standards during 2005. These procedures have included the documentation, testing and review by senior management of processes previously established to report Abbey’s US GAAP financial information. As a result of these procedures, subsequent to the issuance of the 2003 Financial Statements, and also in connection with the preparation of the 2004 financial statements, management has identified a number of errors in Abbey’s previously issued US GAAP financial information for the fiscal years 2002 and 2003 and it determined that restatement of the 2002 and 2003 figures was necessary, as set out in Note 62(t) to the Consolidated Financial Statements. As a result of management’s review and restatement of previous US GAAP financial results, management has concluded that there was a material weakness in Abbey’s internal control over financial reporting as of December 31, 2004, regarding Abbey and certain of its subsidiaries having insufficient personnel in the corporate accounting department with sufficient knowledge and experience in US GAAP and the SEC requirements.

     As part of Abbey’s strengthening of internal controls in the context of these findings, Abbey has undertaken a number of remediation procedures in order to address the internal control deficiencies that contributed to these errors. These remediation efforts will continue during 2005 and include hiring additional accounting personnel knowledgeable in US GAAP; training current accounting staff on the application of US GAAP accounting pronouncements; reinforcing existing US GAAP reporting controls over the reporting process of subsidiaries, including levels of review; and improving standardised reconciliation templates to assist in the reconciliation process between UK GAAP and US GAAP.

     Abbey has carried out an evaluation under the supervision and with the participation of Abbey’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Abbey’s disclosure controls and procedures. Based upon Abbey’s evaluation, which considered both the findings and remediation efforts described above, the Chief Executive Officer and the Chief Financial Officer cannot conclude that, as of 31 December 2004, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that Abbey files and submits under the Exchange Act is recorded, processed, summarised and reported as and when required.

     Other than described above, there has been no change in Abbey’s internal control over financial reporting during Abbey’s 2004 fiscal year that has materially affected, or is reasonably likely to materially affect Abbey’s internal control over financial reporting.

Statement of directors’ responsibilities

The directors of Abbey National plc are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of Abbey National plc and its subsidiaries at the end of the financial year, and of the profit/(loss) for Abbey National plc and its subsidiaries for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of Abbey National plc and its subsidiaries and for preventing and detecting fraud and other irregularities.

In respect of the financial statements the directors are required to:

>	ensure that suitable accounting policies, which follow generally accepted accounting principles, have been applied consistently;

>	ensure that reasonable and prudent judgements and estimates have been used in the preparation of the Consolidated Financial Statements;

>	prepare the Consolidated Financial Statements on a going concern basis unless it is inappropriate to presume that Abbey will continue in business; and

>	state whether applicable UK accounting standards have been followed and to disclose and explain any material departures from the financial statements.

Report of the Directors

Supervision and Regulation

European Union directives

General

The framework for supervision of banking and financial services in the UK is largely formed by European Union Directives which are required to be implemented in member states through national legislation. Directives aim to harmonise banking and financial services regulation and supervision throughout the European Union by laying down minimum standards in key areas, and requiring member states to give mutual recognition to each other’s standards of prudential supervision. This has led to the “passport” concept enshrined in the Banking Consolidation Directive and the Investment Services Directive (soon to be replaced by the Markets in Financial Instruments Directive): that is, freedom to establish branches in, and freedom to provide cross-border services into, other European Union member states once a bank or investment firm is authorised in its “home” state. Significant legislative changes are being made through the European Union Financial Services Action Plan.

Prudential supervision and capital adequacy

The Banking Consolidation Directive sets out minimum conditions for authorisation and the ongoing prudential supervision of banks. Minimum conditions for the authorisation and prudential supervision of investment firms are set out in the Investment Services Directive. The overall responsibility for prudential supervision falls on the home country regulator of a bank or investment firm. The Banking Consolidation Directive and the Capital Adequacy Directives govern supervision of capital adequacy for both banks and investment firms in the European Union. The Capital Adequacy Directives contain detailed rules for the regulatory capital treatment of risks arising in the trading book, that is broadly, positions and securities that a UK bank or investment firm holds for proprietary trading purposes. For other (non-trading) risks, the Capital Adequacy Directives refer to the Banking Consolidation Directive, which regulates the quality and proportions of different types of capital to be held by an institution, the amount of capital to be held for counterparty exposures arising outside the trading book and restrictions on exposures to an individual counterparty or group of connected counterparties. In addition, the Capital Adequacy Directives and the Banking Consolidation Directive require consolidated supervision of financial groups; these requirements have recently been enhanced by the Financial Group’s Directive.

     The Basel Committee on Banking Supervision on 26 June 2004 published the Basel 2 Accord which amends the Basel 1 1988 Accord. Basel 2 promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements which would further strengthen the soundness and stability of the international banking system. Banks will be able to choose between three levels of sophistication to calculate regulatory capital for credit and operational risk and this will change the way that many banks evaluate, measure and report capital adequacy. To ensure that the most appropriate approaches are being used, banks are encouraged to move to the most sophisticated method feasible. All major UK banks are in the process of implementing their solutions and applications, to ensure they comply with the requirements of the Basel Accord. Under the current timetable, the new Accord will become fully effective at the end of 2007.

     The Basel 2 Capital Accord will be implemented into European Union law through the Capital Requirements Directive which was published in draft on July 15 2004. The Capital Requirements Directive is not a single new directive, but comprises the significant changes proposed to the Banking Consolidation Directive and the Capital Adequacy Directives and will result in a “recast Banking Consolidation Directive” and a “recast Capital Adequacy Directive”. The Capital Requirements Directive is currently being discussed by the Council of Ministers and the European Parliament and a near final version is expected in the third quarter of 2005. The draft Capital Requirements Directive proposes a staggered implementation date from 1 January 2007 for basic and intermediate approaches and from 1 January 2008 for more advanced approaches.

     In the UK the Financial Services Authority will implement the Capital Requirements Directive in the Integrated Prudential Sourcebook which can be different from the Capital Requirements Directive in those areas where national discretions are permitted and where specific national interpretation is required. Abbey intends to implement for credit risk the Internal Ratings Based approach for Retail and the Advanced Internal Ratings Based approach for Financial Markets in line with the home-host responsibilities under the capital requirement directive. For operational risk, Abbey intends to adopt the Standardised Approach, which will be implemented from the end of 2006, moving to the Advanced Measurement Approach when appropriate.

     Abbey has established a bank-wide programme which will manage the changes required to ensure compliance with the Basel 2 requirements.

UK regulations

General

The Financial Services Authority is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000. It is a criminal offence for any person to carry on any of the activities regulated under this Act in the UK by way of business unless that person is authorised by the Financial Services Authority or falls under an exemption.

     The Financial Services Authority has authorised Abbey, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorised to engage in depends upon permissions granted by the Financial Services Authority. The main permitted activities of Abbey and its subsidiaries are listed below.

Mortgages

Lending secured on land at least 40% of which is used as a dwelling by an individual borrower or relative has been regulated by the Financial Services Authority since 31 October 2004. Abbey is authorised to enter into, advise and arrange regulated mortgage contracts.

Report of the Directors

Supervision and Regulation continued

Banking

Deposit taking is a regulated activity that requires a firm to be authorised and supervised by the Financial Services Authority.

     Abbey has permission to carry on deposit taking as do several of its subsidiaries, including Abbey National Treasury Services plc, Cater Allen Limited and Cater Allen Premier Banking Limited.

Insurance

UK banking groups may provide insurance services through other group companies. Insurance business in the UK is divided between two main categories: long-term assurance (whole life, endowments, life insurance investment bonds) and general insurance (building and contents cover and motor insurance). Under the Financial Services and Markets Act, effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorisation. Life insurance mediation has been subject to regulation for many years. Broking of long-term insurance (for example, critical illness) became regulated on 31 October 2004. General insurance mediation has been subject to regulation by the Financial Services Authority since 14 January 2005.

     Abbey has a number of subsidiaries which are authorised by the Financial Services Authority to effect contracts of insurance. Abbey also acts as a broker, receiving commissions for the policies arranged.

Investment business

Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long-term assurance contracts are all regulated activities under the Financial Services and Markets Act and require authorisation by the Financial Services Authority.

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

     The conduct of business rules prescribe stringent rules relating to the circumstances and manner in which authorised persons may communicate and approve financial promotions, which are communications in the course of business which are invitations or inducements to engage in investment activity.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme covers claims against authorised firms (or any participating European Economic Area firms) where they are unable, or likely to be unable, to pay claims against them. The Financial Services Compensation Scheme covers the following:

Deposits: up to £31,700 per person (100% of the first £2,000 and 90% of the next £33,000). The Scheme is triggered when an authorized deposit taker (such as a bank, building society or credit union) is unable, or likely to be unable, to repay its depositors.

Investments: up to £48,000 per person (100% of the first £30,000 and 90% of the next £20,000). The scheme provides protection if an authorised firm is unable to pay claims against it. Investments covered include stocks and shares, unit trusts, futures and options;

Mortgage advice and arranging: the scheme will pay up to £48,000 (100% of the first £30,000 and 90% of the next £20,000) for claims against authorised mortgage firms that are unable to pay claims against them.

Long-term insurance (pensions and life assurances) firms: unlimited, 100% of the first £2,000 plus 90% of the remainder of the claim. Policyholder protection is triggered if an authorised insurer is unable, or likely to be unable, to meet claims against it, for example if it has been placed in provisional liquidation or administration.

General insurance firms: Compulsory insurance (third party motor): unlimited, 100% of the claim; non-compulsory insurance (home and general): unlimited, 100% of the first £2,000 plus 90% of the remainder of the claim. Policyholder protection is triggered if an authorised insurer is unable, or likely to be unable, to meet claims against it, for example if it has been placed in provisional liquidation or administration.

General insurance advice and arranging*: unlimited, comprising 100% of the first £2,000 plus 90% of the remainder of the claim. Compulsory insurance is protected in full.

*For business conducted on or after 14 January 2005.

Data protection

The UK Data Protection Act 1998 limits the ability of a UK company to hold and use personal information relating to its customers. The law requires that UK companies notify the Information Commissioner of their activities concerning the processing of personal data prior to commencing those activities. The Information Commissioner maintains a public register of data controllers. In addition, companies regulated by the Data Protection Act 1998 must comply with the eight enforceable principles of good conduct, the “data protection principles” and must submit to requests from the individual who is the subject of the data concerning matters such as giving access to their data and the right to object to incorrect data being held or to direct marketing.

Report of the Directors

Supervision and Regulation continued

Other main relevant legislation

The Consumer Credit Act 1974 regulates certain loans up to £25,000 to consumers both secured (but excluding secured loans regulated by the Financial Services Authority – see above) and unsecured and associated credit broking.

The Unfair Terms in Consumer Contracts Regulations 1999, apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is “unfair” will not be enforceable against a consumer. The Regulations contain an indicative list of unfair terms. These Regulations apply, inter alia, to mortgages, savings accounts and related products and services. The Financial Services Authority has issued guidance on how it will use its powers under the Regulations.

Distance Marketing Directive

This directive deals with distance contracts for financial services. It is implemented by the Banking Code, Financial Services Authority Rules, Consumer Credit Act and the Financial Services (Distance Marketing) Regulations 2004. It gives customers a right to cancel a distance contract within 14 days (30 days for some insurance products) and the right to receive certain information and a copy of the terms and conditions before they become bound by the contract. It came into force on 31 October 2004.

Current and future developments

Payment Systems

Following the Chancellor’s Pre-Budget Report in November 2003, the Office of Fair Trading has been given an enhanced role in payments systems for a period of four years. The Government will then review competition in the industry and may consider legislation. In March 2004, the Office of Fair Trading Payments Systems Task Force was established to consider issues relating to competition, efficiency and innovation in the UK’s payments systems. The Task Force brings together payments industry, retail, consumer and government representatives with an interest in payments systems. The initial focus is on a faster electronic payments scheme for the UK. Other issues to be addressed include cheques, governance and access, industry co-operation, European developments, pricing and transparency.

     The payments industry is also under scrutiny from the Treasury Select Committee who are conducting separate investigations into automatic teller machine charging and transparency of credit card charges.

     A key objective within the European Union’s Financial Services Action Plan is to create an integrated system for payments in Europe. The European Commission has issued a draft Directive on a New Legal Framework for Payments in Europe which could have wide reaching implications for the UK payments industry.

Future governance of insurance companies

The Financial Services Authority are consulting on many issues which will affect the way insurers carry on business.

Child Trust Funds

In October 2003 the government announced detailed proposals for Child Trust Funds. These are designed to encourage parents and children to develop savings habits and to ensure that in future all children have financial assets to start adult life. They are a tax wrapper (free of personal income and capital gains tax), which can hold a variety of savings and investments. All children born on or after 1 September 2002 qualify for a Child Trust Fund. From January 2005 Child Trust Fund vouchers were sent to the entitled children and accounts are now being opened.

Polarisation

The polarisation rules control the way certain savings and investment products can be sold. Advisers on life assurance, personal pension policies, collective investment schemes (unit trusts and OEICS) and investment trust savings schemes have to be either: an Independent Financial Adviser and advise across all products and companies in the market; or tied and represent just one company or group and sell only its products. The Financial Services Authority has issued new regulations to remove the polarisation restrictions with the aim of increasing the range of products available to customers as well as giving them a clearer picture of what they are paying for advice. The depolarisation rules are being implemented over a 6-month transitional period, beginning on 1 December 2004.

Consumer Credit Bill

The bill was reintroduced in the new Parliament in May 2005. When enacted, it will introduce changes making it easier for consumers to challenge unfair practices, changes relating to increased powers for Office of Fair Trading and new requirements relating to the information lenders must give to consumers about their accounts.

European Union developments

There are a number of proposals emanating from the European Union, which will affect the UK financial services industry in due course.

     These include proposals for a new Consumer Credit Directive, a directive on Unfair Commercial Practices and implementing measures for the Markets in Financial Instruments Directive. There have also been a number of measures which are aimed at facilitating the provision of financial services across borders by use of e-commerce.

Report of the Directors

Supervision and Regulation continued

New Banking Code

The Banking Code is issued by the Code Sponsors, the British Bankers’ Association, the Building Societies’ Association and Association of Payment Clearing Services and subscribers (including Abbey) should ensure that they abide by the spirit as well as the letter of the Code. Changes cover the key commitments, basic bank account, interest rates, terms and conditions, cancellation rights, advertising, cards and personal identification numbers and credit cards.

Financial Statements

Contents to Financial Statements

Financial Statements
97 Independent Auditors’ Report
98 Consolidated Profit and Loss Account for the years ended 31 December 2004, 2003 and 2002
99 Consolidated Balance Sheet as at 31 December 2004 and 2003
100 Company Balance Sheet as at 31 December 2004 and 2003
101 Consolidated Statement of Total Recognised Gains and Losses for the years ended 31 December 2004, 2003 and 2002
102 Consolidated Cash Flow Statement for the years ended 31 December 2004, 2003 and 2002
103 Accounting Policies
109 Notes to the Financial Statements
195 Five Year Record

Financial Statements

Independent Auditors’ Report to the Member of Abbey National plc

Report of Independent Registered Public Accounting Firm

To the Board of directors and shareholders of Abbey National plc

We have audited the accompanying consolidated balance sheets of Abbey National plc and its subsidiary undertakings (together “the Abbey National Group”), a wholly owned subsidiary of Banco Santander Central Hispano, S.A., as at 31 December 2004 and 2003, and the related consolidated profit and loss accounts, the statements of consolidated total recognised gains and losses and the consolidated cash flow statements for each of the three years in the period ended 31 December 2004, the statement of accounting policies and the related notes 1 to 65. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described in note 54. These financial statements are the responsibility of the Abbey National Group directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Abbey National Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Abbey National Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Abbey National Group as at 31 December 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended 31 December 2004 and the determination of the consolidated shareholders’ equity as at 31 December 2004 and 2003, to the extent summarised in Note 61 to the consolidated financial statements.

The reported net income (loss) for the years ended 31 December 2003 and 2002 and shareholders’ equity at 31 December 2003, as determined in accordance with accounting principles generally accepted in the United States of America, have been restated for the items described in Note 62(t).

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
8 June 2005

Financial Statements

Consolidated Profit and Loss Account

For the years ended 31 December 2004, 2003 and 2002

			2003	2002
		2004	(restated)	(restated)
	Notes	£m	£m	£m

Interest receivable:
Interest receivable and similar income arising from debt securities		87	393	1,386
Other interest receivable and similar income	3	4,838	4,851	5,382
Interest payable	4	(3,395)	(3,182)	(4,184)

Net interest income		1,530	2,062	2,584
Dividend income	5	1	1	1
Fees and commissions receivable		639	767	786
Fees and commissions payable		(114)	(248)	(275)
Dealing profits	6	268	217	205
Income from long-term assurance business before embedded value charges and rebasing	21	108	176	321
Embedded value charges and rebasing	21	(32)	(378)	(632)
Income from long-term assurance business after embedded value charges and rebasing	21	76	(202)	(311)
Other operating (expense) income	7	244	(165)	510

Total operating income – continuing operations	2	2,626	2,711	3,141
Total operating income – discontinued operations	2	18	(279)	359
Total operating income		2,644	2,432	3,500
Administrative expenses	8	(2,053)	(2,014)	(1,852)
Depreciation of fixed assets excluding operating lease assets	26	(81)	(112)	(103)
Depreciation and impairment on operating lease assets	27	(151)	(251)	(280)
Amortisation of goodwill	25	(20)	(20)	(64)
Impairment of goodwill	25	—	(18)	(1,138)

Depreciation, amortisation and impairment		(252)	(401)	(1,585)
Provisions for bad and doubtful debts	9	35	(474)	(514)
Provisions for contingent liabilities and commitments	38	(202)	(104)	(50)
Amounts written off fixed asset investments
– debt securities	19	67	(45)	(388)
– equity shares and similar investments	20	13	(148)	(123)

Provisions and amounts written off fixed asset investments		(87)	(771)	(1,075)

Operating profit/(loss)		252	(754)	(1,012)
Income from associated undertakings		6	12	17
Profit on disposal of Group undertakings		46	89	48
Profit/(loss) on the sale or termination of an operation	57	(31)	(33)	—

Continuing operations	2	200	(182)	(278)
Discontinued operations	2	73	(504)	(669)

Profit/(loss) on ordinary activities before tax		273	(686)	(947)
Tax on profit/(loss) on ordinary activities	10	(144)	42	(152)

Profit/(loss) on ordinary activities after tax		129	(644)	(1,099)
Minority interests – non-equity	41	(49)	(55)	(62)

Profit/(loss) for the financial year attributable to the shareholders of Abbey National plc		80	(699)	(1,161)
Transfer from/(to) non-distributable reserve	43	47	(200)	263
Dividends including amounts attributable to non-equity interests	12	(631)	(424)	(424)

Retained loss for the financial year		(504)	(1,323)	(1,322)

Profit/(loss) on ordinary activities before tax includes for acquired operations		—	—	4
Earnings/(loss) per ordinary share – basic	13	2.2p	(52.4p )	(84.8p )
Earnings/(loss) per ordinary share – diluted	13	2.2p	(52.4p )	(84.3p )

The Group’s results as reported are on an historical cost basis, except where, as described in Accounting policies, special provisions of the Companies Act 1985 or industry standards apply. Accordingly, no note of historical cost profits and losses has been presented.

     The 2003 and 2002 comparatives have been restated to include accrued interest on mark-to-market securities and money market instruments within dealing profits. These amounts were previously included within interest income and interest expense. The impact of the adjustment was to move £978m (2002: £1,301m), from interest income and £892m (2002: £1,258m) from interest expense into dealing profits.

Financial Statements

Consolidated Balance Sheet

As at 31 December 2004, 2003 and 2002

		2004	2004	2003	2003	2002	2002
	Notes	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks			454		439		396
Treasury bills and other eligible bills	14		1,990		1,631		1,483
Loans and advances to banks	15		10,148		7,155		6,601
Loans and advances to customers not subject to securitisation		79,331		84,488		81,427
Loans and advances to customers subject to securitisation	17	28,976		23,833		24,156
Less: non-recourse finance		(15,098)		(14,482)		(15,160)

Loans and advances to customers	16		93,209		93,839		90,423
Net investment in finance leases	18		1,148		2,573		3,447
Debt securities	19		22,683		30,328		59,807
Equity shares and other similar interests	20		1,176		1,633		963
Long-term assurance business	21		2,968		2,272		2,316
Interests in associated undertakings	22		25		39		51
Intangible fixed assets	25		317		341		376
Tangible fixed assets excluding operating lease assets	26	246		268		371
Operating lease assets	27	2,341		2,529		2,573

Tangible fixed assets			2,587		2,797		2,944
Other assets	28		4,661		4,162		5,085
Prepayments and accrued income	29		1,195		1,230		1,891
Assets of long-term assurance funds	21		27,180		28,336		29,411

Total assets			169,741		176,775		205,194

Liabilities
Deposits by banks	31		18,412		22,125		24,174
Customer accounts	32		78,850		74,401		76,766
Debt securities in issue	33		21,969		24,834		48,079
Dividend payable			43		245		113
Other liabilities	34		9,170		11,452		9,125
Accruals and deferred income	35		1,729		1,582		2,218
Provisions for liabilities and charges	36		870		836		1,028
Subordinated liabilities including convertible debt	39		5,360		6,337		6,532
Other long-term capital instruments	40		722		742		771
Liabilities of long-term assurance funds	21		27,180		28,336		29,411
Minority interests – non-equity	41		512		554		627

			164,817		171,444		198,844
Called up share capital
– ordinary shares	42	148		146		146
– preference shares	42	325		325		325
Share premium account	42	2,164		2,059		2,155
Reserves	43	306		274		74
Profit and loss account	43	1,981		2,527		3,650

Shareholders’ funds including non-equity interests	44		4,924		5,331		6,350

Total liabilities			169,741		176,775		205,194

Memorandum items
Contingent liabilities
Guarantees and assets pledged as collateral security	46		1,084		2,148		1,902
Other contingent liabilities	47		116		159		157

			1,200		2,307		2,059

Commitments
Obligations under stock borrowing and lending agreements	48		20,508		25,649		19,137
Other commitments	48		2,849		3,018		4,742

			23,357		28,667		23,879

Financial Statements

Company Balance Sheet

As at 31 December 2004, 2003 and 2002

		2004	2004	2003	2003	2002	2002
	Notes	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks			443		417		356
Loans and advances to banks	15		3,605		4,218		4,716
Loans and advances to customers not subject to securitisation		63,829		66,048		59,628
Loans and advances to customers subject to securitisation	17	28,976		23,835		24,035
Less: non-recourse finance		(12,948)		(13,813)		(14,491)

Loans and advances to customers	16		79,857		76,070		69,172
Net investment in finance leases	18		3		18		13
Debt securities	19		405		480		1,394
Equity shares and other similar interests	20		1		2		2
Shares in Associate undertakings	22		12		32		—
Shares in Group undertakings	23		8,250		8,171		7,545
Tangible fixed assets	26		226		239		304
Other assets	28		1,293		1,001		794
Prepayments and accrued income	29		379		501		566

Total assets			94,474		91,149		84,862

Liabilities
Deposits by banks	31		15,697		18,780		14,307
Customer accounts	32		65,910		57,900		55,444
Debt securities in issue	33		4		4		4
Dividend payable			43		245		113
Other liabilities	34		1,114		1,030		759
Accruals and deferred income	35		1,008		823		941
Provisions for liabilities and charges	36		224		100		43
Subordinated liabilities including convertible debt	39		5,673		6,689		6,959
Other long-term capital instruments	40		722		742		771

			90,395		86,313		79,341
Called up share capital – ordinary shares	42	148		146		146
- preference shares	42	325		325		325
Share premium account	42	2,164		2,059		2,155
Profit and loss account	43	1,442		2,306		2,895

Shareholders’ funds including non-equity interests	44		4,079		4,836		5,521

Total liabilities			94,474		91,149		84,862

Memorandum items
Contingent liabilities
Guarantees and assets pledged as collateral security	46		63,009		69,487		110,882
Other contingent liabilities	47		8		8		23

			63,017		69,495		110,905

Commitments	48		1,733		1,627		1,303

Financial Statements

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 2004, 2003 and 2002

		2004	2003	2002
	Notes	£m	£m	£m

Profit/(loss) attributable to the shareholders of Abbey National plc		80	(699)	(1,161)
Translation differences on foreign currency net investment	43	(2)	(1)	(2)

Total recognised gains /(losses) relating to the year		78	(700)	(1,163)

Total gains recognised since the prior year		78

Financial Statements

Consolidated Cash Flow Statement

For the years ended 31 December 2004, 2003 and 2002

		2004	2003	2002
	Notes	£m	£m	£m

Net cash (outflow)/inflow from operating activities	52a	(2,019)	(32,678)	(10,952)

Returns on investments and servicing of finance:
Interest paid on subordinated liabilities		(277)	(262)	(337)
Preference dividends paid		(48)	(55)	(63)
Payments to non-equity minority interests		(49)	(55)	(62)

Net cash outflow from returns on investments and servicing of finance		(374)	(372)	(462)

Taxation:
UK corporation tax paid		(2)	(93)	(481)
Overseas tax paid		(10)	(6)	(15)

Total taxation paid		(12)	(99)	(496)

Capital expenditure and financial investment:
Purchases of investment securities		(1,713)	(3,895)	(16,636)
Sales of investment securities		1,796	26,462	12,926
Redemptions and maturities of investment securities		1,235	3,175	14,977
Purchases of tangible fixed assets		(155)	(532)	(909)
Sales of tangible fixed assets		83	194	79
Transfers (to)/from life assurance funds		(712)	(215)	(882)

Net cash inflow/(outflow) from capital expenditure and financial investment		534	25,189	9,555

Acquisitions and disposals	52e-g	3,180	8,803	(536)

Equity dividends paid		(697)	(216)	(648)

Net cash inflow/(outflow) before financing		612	627	(3,539)

Financing:
Issue of ordinary share capital		13	2	17
Issue of loan capital		—	—	392
Issue of other long-term capital instruments		—	—	485
Issue of preferred securities and minority interests		—	—	15
Redemption of preference share capital		—	(124)	—
Redemption of preferred securities		—	(15)	—
Repayments of loan capital		(813)	(56)	(222)
Net cash (outflow)/inflow from financing	52c	(800)	(193)	687

Increase/(decrease) in cash	52b	(188)	434	(2,852)

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

Accounting convention

Abbey prepares its Consolidated Financial Statements under the historical cost convention, modified by the revaluation of certain assets and liabilities. They are prepared in accordance with applicable accounting standards of the Accounting Standards Board and pronouncements of its Urgent Issues Task Force and with the Statements of Recommended Accounting Practice issued by the British Bankers’ Association, the Irish Bankers’ Federation and the Finance and Leasing Association. Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of Abbey for the purposes of giving a true and fair view.

     Consistent with other banking groups, in preparing consolidated financial statements, the long-term assurance business is valued using the embedded value method, with adjustments made for the impact of investment variances to Long-Term Assumptions. Disclosures consistent with the guidance provided by the Association of British Insurers in December 2001 is provided in either the Consolidated Financial Statements or the Operating and Financial Review, wherever practical.

Basis of consolidation

The Group Financial Statements incorporate the Consolidated Financial Statements of the company and all its subsidiary undertakings. The accounting reference date of the company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies, which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim Financial Statements for the period to 31 December 2004.

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

Financial Statements

Accounting Policies continued

Interest receivable and payable

Interest receivable and payable is recognised in the Profit and Loss Account as it accrues. Interest is suspended where due but not received on loans and advances in arrears where recovery is doubtful. The amounts suspended are excluded from interest receivable on loans and advances until recovered.

Fees, commissions and dividends receivable

Fees and commissions receivable in respect of services provided are taken to the Profit and Loss Account when the related services are performed. Where fees, commissions and dividends are in the nature of interest, these are taken to the Profit and Loss Account on a systematic basis over the expected life of the transaction to which they relate, and are included under the heading interest receivable, except for amounts that related to trading activities. Income on investments in equity shares and other similar interests is recognised as and when dividends are declared, and included within dividend income. Fees received on loans with high loan-to-value ratios are accounted for as described under the heading “Deferred income”.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

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

     Commissions payable to introducers in respect of obtaining certain lending business are charged to the Profit and Loss Account over the anticipated life of the loans. The Profit and Loss Account charge for such commissions is included under the heading Fees and commissions payable.

Dealing profits

Dealing profits include movements in prices on a mark-to-market basis, including interest and dividends, on trading derivatives, trading security positions, trading treasury and other bills and related funding. This is a presentational change in that previously interest on mark-to-market securities and money market instruments was classified within interest receivable and interest payable. This had no impact on profit. In the 12 months to December 2003 this change resulted in reclassification of £86m (2002: £105m) from net interest income to non-interest income.

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

     Loans that are not part of a homogeneous pool of similar loans are analysed based on the number of months in arrears on a case-by-case basis and are placed on default status when the probability of default is likely.

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

Financial Statements

Accounting Policies continued

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

     The specific and general provisions are deducted from loans and advances. Provisions made during the year, less amounts released and recoveries of amounts written off in previous years, are charged to the Profit and Loss Account. Write offs are determined on a case-by-case basis for different products and portfolios, at times ranging typically from 30 to 365 days.

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

Foreign currency translation

Income and expenses arising in foreign currencies are translated into sterling at the average rates of exchange over the accounting period unless they are hedged, in which case the relevant hedge rate is applied. Dividends are translated at the rate prevailing on the date the dividend is receivable. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange current at the balance sheet date. In Abbey’s Consolidated Financial Statements, exchange differences on the translation of the opening net assets of foreign undertakings to the closing rate of exchange are taken to reserves, as are those differences resulting from the restatement of the profits and losses of foreign undertakings from average to closing rates. Exchange differences arising on the translation of foreign currency borrowings used to hedge investments in overseas undertakings are taken directly to reserves and offset against the corresponding exchange differences arising on the translation of the investments. Other translation differences are dealt with through the Profit and Loss Account.

Securities

Debt securities, equity shares and other similar interests (“securities”) held for investment purposes are stated at cost, adjusted for any amortisation of premium or discount on an appropriate basis over their estimated remaining lives. Provision is made for any impairment.

     In accordance with industry practice, securities which are not held for the purpose of investment and the associated funding of these assets are stated at market value and profits and losses arising from this revaluation are taken directly to the Profit and Loss Account. The net return on these assets, including interest, appears in dealing profits in the Profit and Loss Account. This net return comprises the revaluation profit and loss referred to above, plus profits and losses on disposal of these assets. The difference between the cost and market value of securities not held for investment is not disclosed as its determination is not practicable.

     The market values of securities are primarily derived using publicly quoted prices, direct broker quotes or recognised market models. Where such prices are unavailable, market values for those securities have been derived using in-house pricing models.

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

     Securities sold subject to a sale and repurchase agreements (“repurchase” agreement) are retained on the Balance Sheet where substantially all of the risk and rewards of ownership remain within Abbey. Similarly, securities purchased subject to a purchase and resale agreement (“resale” agreement) are treated as collateralised lending transactions where Abbey does not acquire substantially all of the risks and rewards of ownership.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

Financial Statements

Accounting Policies continued

Repurchase and resale agreements

Repurchase and resale agreements are included within loans and advances to banks, loans and advances to customers, deposit by banks and customer accounts. The difference between sale and repurchase and purchase and resale prices for such transactions is charged to the Profit and Loss Account over the life of the relevant transaction and reported within dealing profits. Repurchase and resale agreements transacted on standard settlement terms are recognised on the Balance Sheet on a trade date basis while all non-standard settlement terms agreements are recognised on a value date basis.

     Outright sale and purchase of securities combined with the total return swaps which remove the risk inherent in those securities are accounted for as effectively repurchase and resale agreements.

     Abbey adopts a value date accounting treatment for repurchase and resale agreements which fall outside the standard terms of settlement. It is considered that this policy is more appropriate for Balance Sheet presentation as it better reflects the economic risks and rewards of these instruments.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

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

Stock borrowing and lending agreements

Obligations taken on pursuant to entering into such agreements are reported as commitments. Income earned and expense paid on stock borrowing and lending agreements is reported in dealing profits.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

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

     Derivatives classified as trading are held for market-making or portfolio management purposes within Abbey’s trading books. Trading book activity is the buying and selling of financial instruments in order to take advantage of short-term changes in market prices or for market-making purposes in order to facilitate customer requirements. Trading derivatives are carried at fair value in the balance sheet within other assets and other liabilities. Valuation adjustments to cover credit and market liquidity risks and other fair value adjustments are made. Positive and negative market values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that represent a legally enforceable right of set off which will survive the liquidation of either party. Gains and losses are taken directly to the Profit and Loss Account and reported within dealing profits.

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

Financial Statements

Accounting Policies continued

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

     Abbey selects the most appropriate method for recognition of income and depreciation according to the nature of the operating lease. This is determined by various factors including the length of the lease in proportion to the total economic life of the asset, any terms providing protection against early cancellation, and the amount of income retained in the lease to cover future uncertainties in respect of the realisation of residual values. For a large proportion of Abbey’s operating leases, the most appropriate method of accounting for income and depreciation is the actuarial after-tax method. Other operating leases are accounted for on a straight-line basis.

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

     In determining this value, assumptions relating to investment returns, future mortality and morbidity, persistency and levels of expenses are based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation.

     To demonstrate the impact of the actual investment return compared to the expected return over a year, an adjustment is made (shown as embedded value charges and rebasing on long-term assurance business, in the Profit and Loss Account) identifying separately the value generated from the normal operations of the business, from that relating to market conditions. With the exception of products with material explicit investment guarantees, assumptions as to future investment returns (rather than forward market rates) are used to assess the future value of both assets and liabilities, in all

Financial Statements

Accounting Policies continued

cases projecting from the current market values. Where material investment guarantees are given, the market forward rate is used to assess the value of the liability.

     Changes in the value of long-term assurance business, are included in the Profit and Loss Account taking account of the effective rate of tax where appropriate. The post-tax increase in the value is treated as non-distributable until it emerges as part of the surplus arising during the year.

     The values of the assets and liabilities of the long-term assurance funds are based on the amounts included in the financial statements of the Life Assurance companies. The values are determined in accordance with the terms of the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993, adjusted for the purposes of inclusion in Abbey Financial Statements in order to be consistent with Abbey’s accounting policies and presentation, where a separate asset is established to account for the value of long-term assurance business.

Reserve capital instruments

Reserve capital instruments, included within other long-term capital instruments, are unsecured securities, subordinated to the claims of unsubordinated and subordinated creditors. Reserve capital instruments are treated as subordinated liabilities. Interest payable on the reserve capital instruments is included within interest payable.

Financial Statements

Notes to the Financial Statements

1. Segmental analysis

a) By class of business

							Motor
							Finance
	Banking	Investment	Abbey		Group	Whole-	&
	and	and	Financial	General	Infra-	sale	Litigation
	Savings	Protection	Markets	Insurance	structure	Banking	Funding	Other	Group
	(1)	(1)	(1)	(1)	(1)	(2)	(2,3)	(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

2004
Net interest income	1,510	77	21	(4)	(134)	(70)	98	32	1,530
Other income and charges	438	93	291	114	95	186	(24)	(27)	1,166

Total operating income/(loss)	1,948	170	312	110	(39)	116	74	5	2,696
Operating expenses excluding depreciation on operating lease assets	(1,297)	(89)	(133)	(56)	(489)	(30)	(22)	(38)	(2,154)
Depreciation and impairment on operating lease assets	–	–	–	–	–	(151)	–	–	(151)
Provisions for bad and doubtful debts	(34)	80	–	–	–	88	(89)	(10)	35
Provisions for contingent liabilities and commitments	(155)	(32)	–	–	(46)	–	–	–	(233)
Amounts written off fixed asset investments	–	–	–	–	–	80	–	–	80

Profit/(loss) before taxation	462	129	179	54	(574)	103	(37)	(43)	273

Total assets	79,645	28,838	50,073	144	812	6,956	646	2,627	169,741

Net assets	2,295	1,968	324	8	8	187	40	94	4,924

The average number of staff employed by the Group during the year was as follows:

Employees	18,015	3,666	486	94	2,038	110	28	216	24,653

2003
Net interest income	1,720	83	26	(5)	(115)	22	245	86	2,062
Other income and charges	427	(165)	223	126	90	(197)	(58)	25	385

Total operating income/(loss)	2,147	(82)	249	121	(25)	(175)	187	111	2,533
Operating expenses excluding depreciation on operating lease assets	(1,286)	(58)	(128)	(89)	(309)	(107)	(137)	(83)	(2,197)
Depreciation and impairment on operating lease assets	–	–	–	–	–	(250)	(1)	–	(251)
Provisions for bad and doubtful debts	(130)	(80)	–	–	–	(154)	(99)	(11)	(474)
Provisions for contingent liabilities and commitments	(14)	–	–	–	(71)	(2)	–	(17)	(104)
Amounts written off fixed asset investments	(10)	–	–	–	–	(183)	–	–	(193)

Profit/(loss) before taxation	707	(220)	121	32	(405)	(871)	(50)	–	(686)

Total assets	77,183	28,790	54,459	165	564	7,426	2,160	6,028	176,775

Net assets	2,325	1,846	425	8	8	362	127	230	5,331

The average number of staff employed by the Group during the year was as follows:

Employees	16,378	3,708	511	139	3,999	374	1,170	759	27,038

Financial Statements

Notes to the Financial Statements continued

							Motor
							Finance
	Banking	Investment	Abbey		Group	Whole-	&
	and	and	Financial	General	Infra-	sale	Litigation
	Savings	Protection	Markets	Insurance	structure	Banking	Funding	Other	Group
	(1)	(1)	(1)	(1)	(1)	(2)	(2,3)	(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

2002
Net interest income	1,799	90	27	(3)	(175)	327	464	55	2,584
Other income and charges	454	(218)	231	149	106	378	(48)	(71)	981

Total operating income (loss)	2,253	(128)	258	146	(69)	705	416	(16)	3,565
Operating expenses excluding depreciation on operating lease assets	(1,131)	(53)	(110)	(54)	(1,074)	(123)	(546)	(66)	(3,157)
Depreciation and impairment on operating lease assets	(23)	–	–	–	–	(252)	(5)	–	(280)
Provisions for bad and doubtful debts	(151)	–	–	–	1	(247)	(115)	(2)	(514)
Provisions for contingent liabilities and commitments	(11)	–	–	–	(35)	–	(4)	–	(50)
Amounts written off fixed asset investments	2	–	–	–	–	(513)	–	–	(511)

Profit/(loss) before taxation	939	(181)	148	92	(1,177)	(430)	(254)	(84)	(947)

Total assets	67,264	30,404	43,603	199	837	48,401	7,751	6,735	205,194

Net assets	2,060	1,764	386	9	14	1,387	393	337	6,350

The average number of staff employed by the Group during the year was as follows:

Employees	15,882	3,486	539	206	4,788	495	1,503	1,284	28,183

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

(3) Motor Finance and Litigation Funding were previously known as First National.

b) By geographical region

		Europe
		(excluding	United	Rest of	Group
	UK	UK)	States	World	Total
	£m	£m	£m	£m	£m

2004
Net interest income	1,505	30	(5)	–	1,530
Dividend income	1	–	–	–	1
Net fees and commissions receivable	524	1	–	–	525
Dealing profits	266	–	2	–	268
Other operating income	358	14	–	–	372

Total operating income	2,654	45	(3)	–	2,696
Operating expenses excluding depreciation on operating lease assets	(2,114)	(37)	(3)	–	(2,154)
Depreciation and impairment on operating lease assets	(151)	–	–	–	(151)
Provisions for bad and doubtful debts	36	(1)	–	–	35
Provisions for contingent liabilities and commitments	(233)	–	–	–	(233)
Amounts written off fixed asset investments	80	–	–	–	80

Profit/(loss) before taxation	272	7	(6)	–	273

Total assets	168,465	–	1,276	–	169,741
Net assets	4,924	–	–	–	4,924

Financial Statements

Notes to the Financial Statements continued

		Europe	United	Rest of	Group
	UK	(excluding UK)	States	World	Total
	£m	£m	£m	£m	£m

2003
Net interest income	1,977	76	12	(3)	2,062
Dividend income	1	–	–	–	1
Net fees and commissions receivable	514	5	–	–	519
Dealing profits	215	–	2	–	217
Other operating income	(308)	42	–	–	(266)

Total operating income	2,399	123	14	(3)	2,533
Operating expenses excluding depreciation on operating lease assets	(2,138)	(55)	(4)	–	(2,197)
Depreciation and impairment on operating lease assets	(251)	–	–	–	(251)
Provisions for bad and doubtful debts	(467)	(7)	–	–	(474)
Provisions for contingent liabilities and commitments	(104)	–	–	–	(104)
Amounts written off fixed asset investments	(193)	–	–	–	(193)

Profit/(loss) before taxation	(754)	61	10	(3)	(686)

Total assets	174,027	1,867	881	–	176,775
Net assets	5,229	102	–	–	5,331

		Europe	United	Rest of	Group
	UK	(excluding UK)	States	World	Total
	£m	£m	£m	£m	£m

2002
Net interest income	2,422	109	52	1	2,584
Dividend income	1	–	–	–	1
Net fees and commissions receivable	508	3	–	–	511
Dealing profits	203	(2)	4	–	205
Other operating income	218	46	—	–	264

Total operating income	3,352	156	56	1	3,565
Operating expenses excluding depreciation on operating lease assets	(3,013)	(135)	(8)	(1)	(3,157)
Depreciation and impairment on operating lease assets	(280)	–	–	–	(280)
Provisions for bad and doubtful debts	(517)	3	–	–	(514)
Provisions for contingent liabilities and commitments	(50)	–	–	–	(50)
Amounts written off fixed asset investments	(513)	2	–	–	(511)

Profit/(loss) before taxation	(1,021)	26	48	–	(947)

Total assets	188,888	8,705	7,465	136	205,194
Net assets	5,525	336	478	11	6,350

     The above tables are based on the domicile of the office writing the business.

Financial Statements

Notes to the Financial Statements continued

2. Discontinued Operations

					Dis-			Dis-
		Dis-		Continuing	continued		Continuing	continued
	Continuing	continued		operations	operations	Total	operations	operations	Total
	operations	operations	Total	2003	2003	2003	2002	2002	2002
	2004	2004	2004	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,501	29	1,530	1,883	179	2,062	2,159	530	2,689
Other income and charges	1,125	(11)	1,114	828	(458)	370	982	(171)	811

Total Income	2,626	18	2,644	2,711	(279)	2,432	3,141	359	3,500

Total administrative expenses	(2,030)	(23)	(2,053)	(1,927)	(87)	(2,014)	(1,670)	(182)	(1,852)
Depreciation of tangible fixed assets excluding operating lease assets	(80)	(1)	(81)	(111)	(1)	(112)	(95)	(8)	(103)
Amortisation – Goodwill	(20)	–	(20)	(20)	–	(20)	(53)	(11)	(64)
Impairment loss on tangible & intangible fixed assets	–	–	–	(18)	–	(18)	(781)	–	(781)

Operating expenses excluding depreciation on operating lease assets	(2,130)	(24)	(2,154)	(2,076)	(88)	(2,164)	(2,599)	(201)	(2,800)
Depreciation and impairment on operating lease assets	(151)	–	(151)	(251)	–	(251)	(278)	(2)	(280)
Provisions for bad and doubtful debts	36	(1)	35	(446)	(28)	(474)	(436)	(78)	(514)
Provisions for contingent liabilities and commitments	(202)	–	(202)	(104)	–	(104)	(46)	(4)	(50)
Amounts written off fixed assets investments	–	80	80	(118)	(75)	(193)	(123)	(388)	(511)

Operating profit/(loss)	179	73	252	(284)	(470)	(754)	(341)	(314)	(655)

Income from associated undertakings	6	–	6	12	–	12	17	–	17
Profit/loss on sale of subsidiary undertakings	46	–	46	447	(358)	89	46	2	48
Less: 2002 provision	–	–	–	(357)	357	–	–	(357)	(357)
Profit/(loss) on sale or termination of an operation	(31)	–	(31)	–	(33)	(33)	–	–	–

Profit/(loss) before taxation	200	73	273	(182)	(504)	(686)	(278)	(669)	(947)

Discontinued activities included:

>	The business which managed Abbey’s debt securities portfolios in its Asset Management and Risk Transfer businesses in the Wholesale Bank segment.

>	European Banking operations discontinued in 2004 following the sale of Abbey National France.

>	Total operating income and charges in 2004 consisted of £73m (2003: £(470)m loss).

During 2003, Abbey discontinued the business which managed its debt securities portfolios in its Asset Management and Risk Transfer businesses in the Wholesale Bank segment. Total charges and operating income in 2003 consisted of £(470)m loss (2002: £(314)m loss).

Financial Statements

Notes to the Financial Statements continued

3. Other interest receivable and similar income

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

On secured advances	4,055	3,726	3,805
On unsecured advances	350	458	707
On wholesale lending	79	340	490
On finance leases	95	142	202
On other interest earning assets and investments	259	185	178

	4,838	4,851	5,382

Interest receivable on secured advances is net of £232m (2003: £284m, 2002: £401m) in respect of the charge for lending-related fees and discounts payable, which are charged against interest income over the period of time in which Abbey has the right to recover the incentives in the event of early redemption and it is normal practice to do so. The movements on such incentives are as follows:

	Group			Company
	Interest rate	Cash-		Interest rate	Cash-
	discounts	backs	Total	discounts	backs	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2004	18	107	125	18	107	125
Expenditure incurred in the year	147	23	170	147	23	170
Transfer to profit and loss account	(160)	(72)	(232)	(160)	(72)	(232)

At 31 December 2004	5	58	63	5	58	63

Interest due but not received on loans and advances in arrears has not been recognised in interest receivable where collectibility is in doubt, but has been suspended. A table showing the movements on suspended interest is included in note 9.

     A presentational change has been made with respect to accrued interest as set out in the accounting policy on dealing profits on page 104.

4. Interest payable

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

On retail customer accounts	2,090	1,648	1,699
On other deposits and debt securities in issue	992	1,216	2,120
On subordinated liabilities including convertible debt	313	318	365

	3,395	3,182	4,184

A presentational change has been made with respect to accrued interest as set out in the accounting policy on dealing profits on page 104.

5. Dividend income

	2004	2003	2002
	£m	£m	£m

Income from equity shares	1	1	1

6. Dealing profits

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Securities	83	120	117
Interest rate, equity and credit derivatives	185	97	88

	268	217	205

A presentational change has been made with respect to accrued interest as set out in the accounting policy on dealing profits on page 104.

Financial Statements

Notes to the Financial Statements continued

7. Other operating (expenses)/income

	2004	2003	2002
	£m	£m	£m

Fee income from high LTV lending (see note 35)	37	45	85
Profit/(loss) on disposal of investment securities	(168)	(474)	(88)
Profit/(loss) on disposal of equity shares	—	(34)	34
Profit/(loss) on disposal of fixed assets	(34)	2	3
Income from operating leases	291	325	400
Other	118	(29)	76

	244	(165)	510

8. Administrative expenses

	2004	2003	2002
	£m	£m	£m

Staff costs: (1)
Wages and salaries	791	782	769
Social security costs	65	64	62
Other pension costs	123	128	101

	979	974	932

Property and equipment expenses:
Rents payable	114	115	121
Rates payable	10	28	28
Hire of equipment	3	3	4
Other property and equipment expenses	58	75	63

	185	221	216

Other administrative expenses	889	819	704

	2,053	2,014	1,852

(1)	Excludes the following staff costs incurred by the Life Assurance businesses, which are charged to income from long-term assurance business:

	2004	2003	2002
	£m	£m	£m

Staff costs:
Wages and salaries	76	89	82
Social security costs	5	6	6
Other pension costs	11	13	10

	92	108	98

The aggregate remuneration for audit and other services payable to the auditors is analysed below:

	2004	2003
	£m	£m

Audit services
– statutory audit	4.1	4.1
– audit related regulatory reporting	2.1	0.9

	6.2	5.0

Further assurance services	1.9	1.3
Tax services
– compliance services	0.1	0.1
– advisory services	—	0.1

	2.0	1.5

Other services
– other services	1.1	3.5

	1.1	3.5

	9.3	10.0

% Non-Audit: Audit Services	50	100

No internal audit, valuation, litigation or recruitment services were provided by the external auditors during these years.

     Further assurance relates primarily to advice on accounting matters and accords with the definition of “audit related fees” per Securities and Exchange Commission guidance.

     Tax services relate principally to advice on Abbey’s tax affairs.

     The other service expenditure of £1.1m in 2004 primarily relates to consulting services, which were subject to pre-approval by the Audit and Risk Committee. The bulk of the expenditure was in connection with services provided in respect of the Sarbanes-Oxley readiness project including a dry run assessment of readiness.

     The pre-approval of services provided by the external auditors is explained on page 84.

     Included within the remuneration for audit services is the audit fee for Abbey National plc of £0.7m (2003: £0.9m).

     Of the fees payable to the Group’s auditors for audit services, £4m (2003: £3.7m; 2002: £3.8m) related to the UK.

Financial Statements

Notes to the Financial Statements continued

9. Provisions for bad and doubtful debts

	On advances
	secured on	On other	On	On
	residential	secured	unsecured	wholesale
	properties	advances	advances	advances	Total
Group	£m	£m	£m	£m	£m

At 1 January 2004
General	177	61	32	172	442
Specific	25	63	174	161	423
Disposals of subsidiary undertakings	(28)	(38)	(4)	—	(70)
Exchange adjustments	—	—	—	—	—
Transfer from profit and loss account	(119)	98	74	(88)	(35)
Irrecoverable amounts written off	(4)	(41)	(136)	(164)	(345)
Recoveries	16	8	28	—	52

At 31 December 2004	67	151	168	81	467

Being for the Group:
General	58	3	35	14	110
Specific	9	148	133	67	357

At 1 January 2003
General	174	23	35	56	288
Specific	50	76	128	204	458
Disposals of subsidiary undertakings	(20)	(13)	(61)	—	(94)
Exchange adjustments	3	3	—	—	6
Transfer from profit and loss account	17	90	214	153	474
Irrecoverable amounts written off	(26)	(55)	(148)	(80)	(309)
Recoveries	4	—	38	—	42

At 31 December 2003	202	124	206	333	865

Being for the Group:
General	177	61	32	172	442
Specific	25	63	174	161	423

At 1 January 2002
General	150	22	36	—	208
Specific	62	72	156	—	290
Acquisition of subsidiary undertakings	6	1	1	—	8
Disposal of subsidiary undertakings	—	—	(1)	—	(1)
Transfer from investment security provisions	—	—	—	16	16
Exchange adjustments	1	2	—	(3)	—
Transfer from profit and loss account	23	26	218	247	514
Irrecoverable amounts written off	(27)	(33)	(336)	—	(396)
Recoveries	9	9	89	—	107

At 31 December 2002	224	99	163	260	746

Being for the Group:
General	174	23	35	56	288
Specific	50	76	128	204	458

	On advances
	secured on	On
	residential	other secured	On unsecured	On wholesale
	properties	advances	advances	advances	Total
Company	£m	£m	£m	£m	£m

At 31 December 2004
General	54	3	35	—	92
Specific	7	4	130	—	141

At 31 December 2003
General	142	3	32	—	177
Specific	5	8	87	—	100

At 31 December 2002
General	119	—	24	—	143
Specific	11	6	76	—	93

Total Group provisions at:
At 31 December 2004
UK	67	151	168	81	467
Non-UK	—	—	—	—	—

At 31 December 2003
UK	173	96	202	333	804
Non-UK	29	28	4	—	61

At 31 December 2002
UK	189	61	156	260	666
Non-UK	35	38	7	—	80

Financial Statements

Notes to the Financial Statements continued

Capital provisions as a percentage of loans and advances to customers:

	On advances
	secured on	On other
	residential	secured	On unsecured	On wholesale
	properties	advances	advances	advances	Total
Group	%	%	%	%	%

At 31 December 2004
UK	0.1	5.1	4.4	9.4	0.7
Non-UK	0.3	—	67.3	—	0.4

At 31 December 2003
UK	0.3	3.4	4.2	13.4	1.0
Non-UK	1.6	58.5	2.7	—	3.1

At 31 December 2002

UK	0.3	1.6	2.3	3.0	0.8
Non-UK	1.1	59.9	5.9	—	2.4

Company
At 31 December 2004	0.1	0.9	4.6	—	0.4
At 31 December 2003	0.2	0.8	3.7	—	0.4
At 31 December 2002	0.2	0.6	3.5	—	0.4

Analysis of movements on suspended interest:

	On advances
	secured on	On other
	residential	secured	On unsecured
	properties	advances	advances	Total
Group	£m	£m	£m	£m

At 1 January 2004	14	32	4	50
Disposal of subsidiary undertakings	(12)	(29)	(1)	(42)
Exchange adjustments	—	—	—	—
Amounts suspended in the period	2	1	4	7
Irrecoverable amounts written off	(2)	(2)	(4)	(8)

At 31 December 2004	2	2	3	7

At 1 January 2003	31	37	8	76
Disposal of subsidiary undertakings	(12)	—	(3)	(15)
Exchange adjustments	2	2	—	4
Amounts suspended in the period	2	2	5	9
Irrecoverable amounts written off	(9)	(9)	(6)	(24)

At 31 December 2003	14	32	4	50

At 1 January 2002	39	47	10	96
Exchange adjustments	2	3	—	5
Acquisitions of subsidiary undertakings	3	—	—	3
Amounts suspended in the period	—	2	8	10
Irrecoverable amounts written off	(13)	(15)	(10)	(38)

At 31 December 2002	31	37	8	76

Company
At 31 December 2004	2	2	3	7
At 31 December 2003	1	2	3	6
At 31 December 2002	13	2	4	19

Financial Statements

Notes to the Financial Statements continued

The value of loans and advances on which interest has been suspended is as follows:

	On advances
	secured on
	residential	On other secured	On unsecured
	properties	advances	advances	Total
Group	£m	£m	£m	£m

At 31 December 2004
Loans and advances to customers	43	30	140	213
Provisions on these amounts	(7)	—	(109)	(116)

At 31 December 2003
Loans and advances to customers	90	117	111	318
Provisions on these amounts	(21)	(27)	(72)	(120)

Company
At 31 December 2004
Loans and advances to customers	47	4	140	191
Provisions on these amounts	(7)	(3)	(109)	(119)

At 31 December 2003
Loans and advances to customers	38	6	95	139
Provisions on these amounts	(4)	(1)	(69)	(74)

Analysis of Group non-performing loans and advances

The following table presents loans and advances which are classified as ‘non-performing’. No interest is suspended or provisions made in respect of such cases where the Group does not expect to incur losses.

	2004	2003	2002
	£m	£m	£m

Loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made	422	1,632	669
Loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made	801	1,114	1,386
Non-accruing loans and advances	1	30	22

	1,224	2,776	2,077

Non-performing loans and advances as a percentage of total loans and advances to customers	1.48%	3.25%	2.36%
Provisions as a percentage of total non-performing loans and advances	38.19%	31.14%	35.95%

10. Tax on profit/(loss) on ordinary activities

The charge or credit for taxation comprises:

	2004	2003	2002
	£m	£m	£m

UK Corporation tax:
Current year	78	57	252
Prior years	8	(112)	(31)
Double tax relief	—	(7)	—
Share of associated undertakings taxation	3	5	5
Overseas taxation	—	11	8

Total current tax (credit)/charge	89	(46)	234
Deferred tax:
Timing differences, origination and reversal	55	4	(82)

	144	(42)	152

Factors affecting the charge for taxation for the year:

	2004	2003	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	273	(686)	(947)

Taxation at UK corporation tax rate of 30% of (2003: 30%, 2002: 30%)	82	(206)	(284)
Effect of non-allowable provisions and other non-equalised items	54	218	38
Amortisation and impairment of goodwill	4	11	360
Capital allowances for the period in excess of depreciation	(46)	(61)	42
Provisions and short term timing differences	(19)	98	74
Effect of non-UK profits and losses	5	6	36
Adjustment to prior year provisions	8	(112)	(31)
Effect of loss utilisation	—	—	(1)

Current tax charge for the year	89	(46)	234

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

11. Loss/profit on ordinary activities after tax

The loss after tax of the Company attributable to the shareholders is £231m (2003: loss £167m; 2002: loss £497m). As permitted by Section 230 of the Companies Act 1985, the Company’s Profit and Loss Account has not been presented in these Consolidated Financial Statements.

12. Dividends

	2004	2003	2002
	Pence per	Pence per	Pence per	2004	2003	2002
	share	share	share	£m	£m	£m

Ordinary shares (equity):
Interim (paid)	8.33	8.33	17.65	122	120	255
Final (proposed)	—	16.67	7.35	—	244	107

Special (paid)	31.00	—	—	461	—	—

	39.33	25.00	25.00	583	364	362
Preference shares (non-equity)				48	60	62

				631	424	424

13. Earnings/(loss) per ordinary share

	2004		2003		2002

Profit/(loss) attributable to the shareholders of Abbey National plc (£m)	80		(699)		(1,161)
Preference dividends (£m)	(48)		(60)		(62)

Profit/(loss) attributable to the ordinary shareholders of Abbey National plc (£m)	32		(759)		(1,223)

Weighted average number of ordinary shares in issue during the year — basic (million)	1,460		1,448		1,442
Dilutive effect of share options outstanding (million)	9		9		8

Weighted average number of ordinary shares in issue during the year — diluted (million)	1,469		1,457		1,450

Basic earnings/(loss) per ordinary share (pence)	2.2	p	(52.4	p)	(84.8	p)

Diluted earnings/(loss) per ordinary share (pence)	2.2	p	(52.4	p)	(84.3	p)

In accordance with UITF 13, “Accounting for ESOP Trusts”, shares held in trust in respect of certain incentive schemes have been excluded from the calculation of earnings per ordinary share as the trustees have waived dividend and voting rights.

14. Treasury bills and other eligible bills

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Treasury bills	1,922	1,922	1,560	1,560
Other eligible bills	68	68	71	71

	1,990	1,990	1,631	1,631

Treasury bills and other eligible bills are held for trading and liquidity management purposes.

Financial Statements

Notes to the Financial Statements continued

15. Loans and advances to banks

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Items in the course of collection	94	171	85	164
Amounts due from subsidiaries	—	—	3,381	3,925
Purchase and resale agreements	6,397	5,034	—	—
Other loans and advances	3,657	1,950	139	129

	10,148	7,155	3,605	4,218

Repayable:
On demand	2,887	3,089	209	142
In not more than 3 months	7,197	4,022	85	232
In more than 3 months but not more than 1 year	63	11	322	546
In more than 1 year but not more than 5 years	1	33	740	1,337
In more than 5 years	—	—	2,249	1,961

	10,148	7,155	3,605	4,218

Banking business	3,068	1,031	3,605	4,218
Trading business	7,080	6,124	—	—

	10,148	7,155	3,605	4,218

The loans and advances to banks in the above table have the following interest rate structures:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Fixed rate	7,854	5,225	136	115
Variable rate	2,187	1,754	3,375	3,939
Items in the course of collection (non-interest bearing)	107	176	94	164

	10,148	7,155	3,605	4,218

The Group’s policy is to hedge fixed rate loans and advances to banks to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 51, Derivatives — Non-trading derivatives, for further information.

16. Loans and advances to customers

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Advances secured on residential properties	76,012	75,014	75,114	71,208
Purchase and resale agreements	11,257	9,372	1,083	—
Other secured advances	1,642	2,849	3,226	1,300
Unsecured advances	3,413	4,441	—	2,797
Wholesale lending	880	2,115	—	—
Collateralised and guaranteed mortgage loans	5	48	—	—
Amounts due from subsidiaries	—	—	434	765

	93,209	93,839	79,857	76,070

Repayable:
On demand or at short notice	9,391	10,844	1,859	1,648
In not more than 3 months	6,240	3,971	706	946
In more than 3 months but not more than 1 year	2,482	4,513	1,930	2,083
In more than 1 year but not more than 5 years	11,347	12,899	10,270	10,720
In more than 5 years	64,216	62,477	65,325	60,950
Less: provisions (see note 9)	(467)	(865)	(233)	(277)

	93,209	93,839	79,857	76,070

Banking business	81,852	84,234	79,857	76,070
Trading business	11,357	9,605	—	—

	93,209	93,839	79,857	76,070

Included within Group unsecured advances in 2003 were two contingent loans owed by the with-profit sub funds of the long-term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £571m and £623m respectively. These loans include accrued interest of £75m and £80m and are subject to provisions of £76m and £4m, respectively. These loans were repaid in the course of 2004. See note 21, long-term assurance business, for further information.

     The loans and advances to customers included in the above table have the following interest rate structures:

Financial Statements

Notes to the Financial Statements continued

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Fixed rate	32,502	30,877	18,446	16,590
Variable rate	61,174	63,827	61,644	59,757
Provisions	(467)	(865)	(233)	(277)

	93,209	93,839	79,857	76,070

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

     Abbey National plc receives payments from the Securitisation Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. In addition, Abbey National plc has made interest bearing subordinated loans to Holmes Financing (No.1) plc, Holmes Financing (No.2) plc, Holmes Financing (No.3) plc, Holmes Financing (No.4) plc, Holmes Financing (No.5) plc, Holmes Financing (No.6) plc, Holmes Financing (No.7) plc and Holmes Financing (No.8) plc. Abbey National plc does not guarantee the liabilities of the subsidiary which provides mortgage indemnity guarantee insurance. Abbey National plc is contingently liable to pay to the subsidiary any unpaid amounts in respect of share capital. At a Group level, a separate presentation of assets and liabilities is adopted to the extent of the amount of insurance cover provided by the subsidiary.

     Abbey National Treasury Services plc has entered into an interest rate swap with Holmes Funding Limited. This swap in effect converts a proportion of the fixed and variable interest flows receivable from customers into LIBOR based flows to match the interest payable on the Securities.

     Abbey National plc has no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.

     In April 2004 Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of £4.0bn was acquired through borrowing from Holmes Financing (No.8) plc, which funded its advance to Holmes Funding Limited, principally through the issue of mortgage backed securities. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £15.8bn at 31 December 2004.

The balances of assets securitised and non-recourse finance at 31 December 2004 were as follows:

		Gross assets		Subordinated loans
		securitised	Non- recourse finance	made by the Group
Securitisation company	Date of securitisation	£m	£m	£m

Holmes Financing (No.1) plc	19 July 2000	* 1,520	1,537	4
Holmes Financing (No.2) plc	29 November 2000	* 655	856	4
Holmes Financing (No.3) plc	23 May 2001	* 533	1,322	6
Holmes Financing (No.4) plc	5 July 2001	* 1,546	1,791	3
Holmes Financing (No.5) plc	8 November 2001	* 901	992	2
Holmes Financing (No.6) plc	7 November 2002	* 2,704	2,878	2
Holmes Financing (No.7) plc	20 March 2003	* 1,540	1,836	1
Holmes Financing (No. 8) plc	1 April 2004	3,769	3,886	12
Retained interest in Holmes Trustees Limited		** 15,808	—	—

		28,976	15,098	34

*	Represents the interest in the trust property at book value held by Holmes Funding Limited related to the debt issued by these securitisation companies.

**	As part of the master structure trust agreement, a certain proportion of funds is required to be retained in the trust.

Financial Statements

Notes to the Financial Statements continued

The securitisation vehicles have placed deposits totalling £2,150m representing cash which has been accumulated to finance the redemption of a number of securities issued by the securitisation companies. The securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.

     Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.

     A summarised profit and loss account for the years ended 31 December 2004, 2003 and 2002 and an aggregated balance sheet at 31 December 2004 and 2003 for the above companies is set out below:

Profit and loss account for the year ended 31 December

	2004	2003	2002
	£m	£m	£m

Net interest income	15	3	7
Other operating income	(9)	(7)	(8)
Administrative expenses	(1)	(1)	—
Provisions	19	(6)	(7)

Profit/(loss) for the financial period	24	(11)	(8)

Prior years have been restated for a reallocation between administrative expenses and other operating expenses.

Cash flow statement for period ended 31 December

	2004	2003	2002
	£m	£m	£m

Net cash outflow from operating activities	(2)	—	(5)
Net cash outflow from returns on investment and servicing of finance	—	—	—
Total taxation paid	2	—	—
Net cash inflow/(outflow) from capital expenditure and financing investment	—	—	—
Net cash outflow before financing	—	—	—

Net cash inflow from financing	—	—	—

Net (decrease)/increase in cash	—	—	(5)

Balance sheet as at 31 December

	2004	2003
	£m	£m

Loans and advances to banks	2,982	1,504
Loans and advances to customers	13,168	14,053
Prepayments	101	72

Total assets	16,251	15,629

Deposits by banks	540	547
Debt securities in issue	15,510	14,895
Accruals and deferred income	203	210
Profit and loss account	(2)	(23)

Total liabilities	16,251	15,629

18. Net investment in finance leases

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Amounts receivable	1,983	4,241	3	21
Less: deferred income	(835)	(1,668)	—	(3)

	1,148	2,573	3	18

Repayable:
In not more than 3 months	37	31	—	1
In more than 3 months but not more than 1 year	12	66	—	4
In more than 1 year but not more than 5 years	84	537	3	13
In more than 5 years	1,015	1,939	—	—

	1,148	2,573	3	18

Cost of assets acquired for the purpose of letting under finance leases in the year	—	176	—	11
Gross rentals receivable	135	611	—	21
Commitments as lessor for the purchase of equipment for use in finance leases	3	—	—	—

Provisions for impairment relate to small ticket leasing assets.

Financial Statements

Notes to the Financial Statements continued

19. Debt securities

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
Investment securities	£m	£m	£m	£m

Issued by public bodies:
Government securities	—	—	125	125
Other public sector securities	28	28	28	28

	28	28	153	153

Issued by other issuers:
Bank and building society certificates of deposit	317	317	204	204
Other debt securities	361	379	1,574	1,484

	678	696	1,778	1,688

Less: provisions	(34)	—	(178)	—

Sub-total – Non-trading book	672	724	1,753	1,841

Other securities
Issued by public bodies:
Government securities	3,359	3,359	4,374	4,374

Issued by other issuers:
Bank and building society certificates of deposit	11,170	11,170	15,811	15,811
Other debt securities	7,482	7,482	8,390	8,390

	18,652	18,652	24,201	24,201

Sub-total – Trading book	22,011	22,011	28,575	28,575

Total	22,683	22,735	30,328	30,416

	Company
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
Investment securities	£m	£m	£m	£m

Issued by public bodies:
Other public sector securities	28	28	28	28
Issued by other issuers:
Other debt securities	377	377	452	452

	405	405	480	480

The Company held no securities for purposes other than investment. The investment securities held by the Company include subordinated investments in subsidiaries of £377m (2003: £432m) and are included within Other debt securities. Investment securities held by the Group include £nil (2003: £20m) of subordinated investments in associates and are included within Other debt securities.

     All of the securities held by the Company are unlisted.

Analysed by listing status:

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
Investment securities	£m	£m	£m	£m

Listed in the UK	370	422	701	673
Listed or registered elsewhere	255	257	161	223
Unlisted	47	45	891	945

Sub-total – Non-trading book	672	724	1,753	1,841

Other securities
Listed in the UK	1,199	1,199	2,015	2,015
Listed or registered elsewhere	6,414	6,414	7,644	7,644
Unlisted	14,398	14,398	18,916	18,916

Sub-total – Trading book	22,011	22,011	28,575	28,575

Total	22,683	22,735	30,328	30,416

Financial Statements

Notes to the Financial Statements continued

Book value of debt securities analysed by maturity:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Due within 1 year	12,996	20,644	28	150
Due in more than 1 year but not more than 5 years	4,790	3,712	—	—
Due in more than 5 years but not more than 10 years	3,920	4,427	—	32
Due in more than 10 years	1,011	1,723	377	298
Less: provisions	(34)	(178)	—	—

	22,683	30,328	405	480

The movement on debt securities held for investment purposes was as follows:

	Group
	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2004	1,931	(178)	1,753
Exchange adjustments	(148)	—	(148)
Additions	1,476	—	1,476
Disposals	(1,331)	93	(1,238)
Redemptions and maturities	(1,239)	—	(1,239)
Transfers to other securities (net)	—	(16)	(16)
Transfer from profit and loss account	—	67	67
Net of amortisation of discounts (premiums)	17	—	17

At 31 December 2004	706	(34)	672

	Company
	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2004	480	—	480
Exchange Adjustments	(43)	—	(43)
Disposals	(32)	—	(32)

At 31 December 2004	405	—	405

The total net book value of debt securities held for investment purposes at 31 December 2004 includes net unamortised premiums/discounts of £34m (2003: £39m).

     Included within debt securities are £nil (2003: £5m) of subordinated amounts due from third parties, which comprise debt securities issued by financial services companies which qualify as regulatory capital for the issuing company. There are hedges in place in respect of the majority of fixed rate investment securities whereby the rise or fall in their market value, due to interest rate movements, will be offset by a substantially equivalent reduction or increase in the value of the hedges. The Group also purchases credit protection by entering into credit derivative transactions such as credit default swaps and total return swaps with highly rated banks. In 2003 the Group had purchased protection on a £707m portfolio of high yield assets. Protection had been purchased from a third party bank, which has in turn purchased protection from Newark (a synthetic Collateral Debt Obligation) and super senior protection from a super senior Monoline insurer. The Group’s exposure under the structure was £91m. This consisted of a junior note exposure (net of provisions) of £31m to Newark and a potential exposure with respect to credit spread of £60m. This structure was unwound in the course of 2004.

     In prior years Investment debt securities included asset backed and mortgage-backed securities sold to various bankruptcy-remote special purpose vehicles.

     The special purpose vehicles were owned directly by charitable trusts and therefore were not legal subsidiaries of the Group. However they were consolidated into the Group on the basis that substantially all the rewards inherent in those entities were retained in the Group.

     The debt security acquisitions by these special purpose vehicles were funded primarily through the issue of commercial paper to the market. These vehicles were disposed in the course of 2003.

     An aggregated summary profit and loss account for the years ended 31 December 2004, 2003 and 2002, and an aggregated balance sheet as at 31 December 2004 and 2003 for these entities are shown below.

Profit and loss account for the year ended 31 December

	2004	2003	2002
	£m	£m	£m

Interest receivable	—	33	137
Interest payable	—	(29)	(115)

Net interest income	—	4	22
Profit on disposal of investment debt securities	—	4	2

Profit for the financial year	—	8	24
Amounts charged to entities of the Group	—	(8)	(24)

Retained profits	—	—	—

Financial Statements

Notes to the Financial Statements continued

Balance sheet as at 31 December

	2004	2003
	£m	£m

Investment debt securities	—	—
Prepayments and accrued income	—	—

Total assets	—	—

Debt securities in issue	—	—
Accruals and deferred income	—	—

Total liabilities	—	—

20. Equity shares and other similar interests

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Listed in the UK	502	503	1,164	1,164
Listed elsewhere	663	664	93	93
Unlisted	11	11	376	376

	1,176	1,178	1,633	1,633

Banking business	30	32	394	394
Trading business	1,146	1,146	1,239	1,239

	1,176	1,178	1,633	1,633

	Company
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Unlisted	1	1	2	2

The movement on equity shares and other similar interests held for investment purposes was as follows:

	Group
	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2004	655	(261)	394
Exchange adjustments	(14)	5	(9)
Additions	210	—	210
Disposals	(808)	244	(564)
Impairments	(1)	—	(1)

At 31 December 2004	42	(12)	30

There was a small movement on Company equity shares and other similar interests held for investment purposes during the year. The total amount held was £1m (2003: £2m). There were no provisions. These amounts exclude investment in subsidiary undertakings.

21. Long-term assurance business

The value of the long-term assurance business is as follows:

	2004	2003	2002
	£m	£m	£m

Gross of tax basis:
Income from long-term assurance business before embedded value changes and rebasing	108	176	321
Embedded value charges and rebasing	(32)	(378)	(632)

Income from long-term assurance business after embedded value changes and rebasing	76	(202)	(311)

Net of tax basis:

Income from long-term assurance business before embedded value changes and rebasing	78	110	252
Embedded value charges and rebasing	(94)	(369)	(480)

Income from long-term assurance business after embedded value changes and rebasing	16	(259)	(228)

The assets and liabilities of the long-term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interest in them.

Financial Statements

Notes to the Financial Statements continued

The value of the long-term assurance business is calculated by discounting the proportion of surplus which is projected to accrue to shareholders in future years from business currently in force, and adding the shareholders’ interest in the surplus retained within the long-term assurance funds. The basis on which this value is determined is reviewed regularly in the light of the experience of the business and expectations regarding future economic conditions.

The principal long-term economic assumptions used are as follows:

	2004	2003
	%	%

Risk adjusted discount rate (net of tax)	8.0	7.5
Return on equities (gross of tax — pension business)	7.0	7.25
Return on equities (gross of tax — life business)	7.0	7.25
Return on gilts (gross of tax)	4.5	4.75
Return on corporate bonds (gross of tax)	5.0	5.25
Return on property	6.5	6.75
Inflation (indexation)	2.75	2.75
Inflation (expenses)	3.75	3.75

Embedded Value rebasing and other adjustments

The embedded value rebasing is made up of two components:

Investment assumptions and variances

The variance represents the adjustment to allow for differences between actual market performance and our assumptions set out at the beginning of the year. Overall investment assumptions and variances have improved by £101m. The improvement shows that investment performance and market movements were in closer alignment with assumptions. In Scottish Mutual, the cost of £19m principally reflects realised losses and an adjustment to the assumed value of future profits following changes in asset mix during the period. The positive £7m Scottish Provident investment variance is largely driven by a change in asset mix in the non-profit sub-fund out of cash and into bonds.

Other one off adjustments

The 2003 results included provisions in relation to the realistic balance sheet position of the funds. The 2004 results include a partial release of provisions no longer required together with a reallocation of provisions between entities in the long-term fund, excluding the shareholders’ fund.

     Movement in the embedded value asset is calculated as follows:

	2004	2003
	£m	£m

At 1 January	2,272	2,316
Increase in value of long-term business after tax	78	110
Embedded value rebasing and other adjustments	(94)	(369)
Capital injections	—	272
Surplus transferred to/(from) long-term business funds	712	(57)

At 31 December	2,968	2,272

The assets and liabilities of the long-term assurance funds are:

	2004	2003
	£m	£m

Investments	17,913	19,570

Assets held to cover linked liabilities	6,782	7,041
Debtors and prepayments	2,893	3,465

Other assets	2,656	1,564

Total assets	30,244	31,640
Less: Attributable to shareholders	3,064	3,304

Total assets attributable to policyholders	27,180	28,336

Technical provisions	16,601	18,729
Technical provisions for linked liabilities	6,998	7,142
Fund for future appropriations	898	(769)
Other creditors	2,683	3,234

Total liabilities attributable to policyholders	27,180	28,336

These balances are prepared in accordance with applicable UK Accounting Standards under the historical cost accounting rules modified to include revaluation of investments. The accounts have also been prepared in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in November 2003.

     The amounts of these assets, which are valued at market value, and liabilities of the long-term assurance funds included in the consolidated balance sheet are based upon the draft life assurance balance sheets prepared in compliance with the special provisions relating to insurance groups of section 255A and Schedule 9A to the Companies Act 1985.

Financial Statements

Notes to the Financial Statements continued

Included within other creditors in 2003 above are two contingent loans owed by the with-profit sub funds of the long-term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £619m, respectively. Accrued interest on these loans amounted to £75m and £80m, respectively.

     The capital structure of the Life Companies changed significantly in July 2004 following the completion of Abbey’s review of the with-profits funds in Scottish Mutual and Scottish Provident and it’s subsequent agreement with the Financial Services Authority. Both contingent loans were repaid with no incremental capital or adverse profit impact over and above that already reported. A significant contribution was made to the Scottish Mutual with-profits fund, which was covered by provisions set up in prior years. In addition, the hedging programme was extended and moved into the with-profits funds to allow them to stand independently, reducing policyholder and shareholder risk.

22. Interests and shares in associated undertakings

The movement in interests in associated undertakings for 2004 and 2003 was as follows:

	Group	Company
	£m	£m

At 1 January 2004	39	32
Additions	—	—
Dividend Received	—	(20)
Share of current year net assets	(14)	—

At 31 December 2004	25	12

At 1 January 2003	51	—
Additions	—	51
Dividend Received	—	(19)
Share of current year net assets	(12)	—

At 31 December 2003	39	32

The principal associated undertakings at 31 December 2004 are:

		Group Interest
Name and nature of business	Issued share capital	%

EDS Credit Services Ltd, Information technology services	5,000 A ordinary shares of £0.01 each and 1,000 B ordinary shares of £0.01 each	25

PSA Finance plc, Personal finance	40,000,000 £1 ordinary shares	50

IF Online Group Limited, Information technology services	5,393,191 A ordinary shares of £1 each, 1,000,000 B ordinary shares of £1 each 930,120 Class A ordinary shares of £1 each 38,317 Class C preference shares of £1 each, 1 Founder share of £1 each, and 1 Abbey special share of £1 each

Abbey National plc acquired PSA Finance plc from First National Bank plc on 1 February 2003.

    The UK is the principal area of operation of the principal associated undertakings and all are registered in England and Wales.

     All associated undertakings are unlisted. EDS Credit Services Limited and PSA Finance plc have a year end of 31 December. IF Online Group Limited has a year end of 30 November.

23. Shares in Group undertakings

	2004	2003
	Net book value	Net book value
	£m	£m

Subsidiary undertakings
Banks	2,486	2,264
Others	5,764	5,907

	8,250	8,171

The movement in shares in Group undertakings was as follows:

	Cost	Impairment	Company
	£m	£m	£m

At 1 January 2004	10,071	(1,900)	8,171
Exchange adjustments	—	—	—
Additions	13	(142)	(129)
Disposals	(122)	45	(77)

Write-back of impairments	—	285	285

At 31 December 2004	9,962	(1,712)	8,250

Subscriptions for additional share capital in existing subsidiary undertakings during the year amounted to £13m, including £5m in Abbey National Asset Managers and £5m in Abbey National Independent Consulting Group.

Financial Statements

Notes to the Financial Statements continued

The write-back of impairments of shares in group undertakings in the year included: Abbey National Treasury Services plc £285m.

     This was offset by impairment of shares in group undertakings in the following: Inscape development £71m, Scottish Mutual International Holdings £35m and AN 123 Limited £25m. These impairments are only in the Abbey National plc accounts and do not affect the consolidated accounts.

     The following table details group undertakings sold in the year and the consideration received.

Date	Company/Business disposed of		Consideration

5 Mar 2004	Abbey National September Leasing (1) Limited		£89m cash
10 Mar 2004	Royal St Georges Banque, S.A.		£37m cash
26 Mar 2004	Abbey National September Leasing (2) Limited		£251m cash
30 Jun 2004	Asset Finance & Leasing Business		£875m cash
31 Jul 2004	Abbey National March Leasing (5) Limited	£	nil
17 Sep 2004	Abbey National September Leasing (6) Limited		£13m cash
21 Oct 2004	Abbey National June Leasing (6) Limited		£23m cash
16 Nov 2004	Abbey National France S.A.		£1,525m cash
25 Nov 2004	Porterbrook Leasing Company (Euro) Limited		£117m cash
3 Dec 2004	Eole Finance S.A.		£3m cash
9 Dec 2004	Abbey National June Leasing (2) Limited		£78m cash
9 Dec 2004	Abbey National December Leasing (2) Limited		£169m cash

Total cash consideration			£3,180m cash

The principal subsidiaries of Abbey National plc at 31 December 2004 are shown below, all of which are directly held and unlisted except where indicated.

	Nature of business	Country of Incorporation or registration

Abbey National Leasing Companies* (9 companies)	Finance leasing	England & Wales
Abbey National Treasury Services plc	Treasury operations	England & Wales
Abbey National Unit Trust Managers*	Unit trust management	Scotland
Abbey National Treasury International Ltd*	Personal finance	Jersey
Cater Allen International Ltd*	Money market and broker dealer	England & Wales
Scottish Mutual Investment Managers Ltd*	Investment managers	Scotland
Carfax Insurance Ltd	Insurance	Guernsey
Abbey National Life plc	Insurance	England & Wales
Abbey National PEP and ISA Managers Ltd*	PEP and ISA management	Scotland
Scottish Mutual Assurance plc*	Insurance	Scotland
Scottish Provident Ltd*	Insurance	Scotland
Scottish Mutual Pension Funds Investment Ltd	Investment	Scotland
Abbey National North America Corporation	Funding	United States
Abbey National Securities Inc	Broker Dealer	United States

*	Held indirectly through subsidiary companies.

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

24. Sale of Subsidiary Undertaking

On 16 November 2004 the Group sold its 100% interest in the ordinary share capital of Abbey National France SA. The profit of Abbey National France SA up to the date of disposal was £10m, and for its last financial year £7m. Net Assets disposed of and the related sales proceeds were as follows.

£m

Loans and Advances to Customers	1,528
Loans and advances to Banks	8
Other Assets	25
Deposits by Banks	(15)
Other Liabilities	(27)

Net Assets	1,519
Goodwill Written Back	6
Profit on Sale	—

Sales Proceeds	1,525
Satisfied by cash	1,525

Net Cash Inflows in respect of sale comprise
Cash Consideration
Cash at Bank and in Hand Sold	1,525

Financial Statements

Notes to the Financial Statements continued

25. Intangible fixed assets

Purchased
goodwill
Group
£m

Cost
At 1 January 2004	1,073
Additions	—
Disposals	(6)

At 31 December 2004	1,067

Amortisation and impairment
At 1 January 2004	732
Charge for the year	20
Disposals	(2)
Impairments	—

At 31 December 2004	750

Net book value
At 31 December 2004	317
At 31 December 2003	341

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

     The cumulative amount of goodwill taken to the Profit and Loss Account reserve in previous periods by the Group and not subsequently recognised in the Profit and Loss Account is £613m (2003: £620m), and by the Company £528m (2003: £528m).

26. Tangible fixed assets excluding operating lease assets

	Group
	Premises	Equipment	Total
	£m	£m	£m

Cost or valuation
At 1 January 2004	43	982	1,025
Disposals of subsidiary undertakings	—	(7)	(7)
Additions	6	84	90
Disposals	(7)	(41)	(48)

At 31 December 2004	42	1,018	1,060

Depreciation
At 1 January 2004	9	748	757
Disposals of subsidiary undertakings	—	(6)	(6)
Charge for the year	3	78	81
Disposals	(2)	(16)	(18)

At 31 December 2004	10	804	814

Net book value
At 31 December 2004	32	214	246
At 31 December 2003	34	234	268

	Company
	Premises	Equipment	Total
	£m	£m	£m

Cost
1 January 2004	24	945	969
Disposal of businesses	—	—	—
Additions	9	82	91
Disposals	(2)	(36)	(38)

At 31 December 2004	31	991	1,022

Depreciation
At 1 January 2004	4	726	730
Disposal of businesses	—	—	—
Charge for the year	3	75	78
Disposals	—	(12)	(12)

At 31 December 2004	7	789	796

Net book value
At 31 December 2004	24	202	226
At 31 December 2003	20	219	239

Financial Statements

Notes to the Financial Statements continued

The net book value of Other premises comprises:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Freeholds	7	9	—	1
Long leaseholds	3	5	1	1
Short leaseholds	22	20	22	17

Net book value at 31 December	32	34	23	19
Of which occupied for own use	29	32	23	19

The net book value of Other premises includes:
Assets held under finance leases	—	1	—	1
Depreciation charge for the year on these assets	—	3	—	3
Capital expenditure which has been contracted, but not provided for in the financial statements	13	38	13	38

27. Operating lease assets

Group
£m

Cost
At 1 January 2004	3,763
Additions	316
Disposals	(766)

At 31 December 2004	3,312

Depreciation and impairment
At 1 January 2004	1,234
Charge for the year	151
Disposals	(413)

At 31 December 2004	971

Net book value
At 31 December 2004	2,341
At 31 December 2003	2,529

The net book value of operating lease assets includes residual values at the end of current lease terms, which will be recovered through reletting or disposal in the following periods:

	2004	2003
	£m	£m

In not more than 1 year	87	493
In more than 1 year but not more than 2 years	364	102
In more than 2 years but not more than 5 years	347	432
In more than 5 years	1,312	1,223

	2,110	2,250

Capital expenditure which has been contracted, but not provided for in the financial statements	267	324

28. Other assets

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Foreign exchange, interest rate, equity & credit contracts:
Positive market value of trading derivative contracts (note 51)	2,377	1,643	—	—
Translation differences on foreign exchange derivatives used for hedging purposes	214	209	—	—
Debtors and other settlement balances	915	909	147	213
Introducer fees	22	80	6	8
Deferred tax asset (note 37)	—		160	122
Other	1,133	1,321	980	658

	4,661	4,162	1,293	1,001

Financial Statements

Notes to the Financial Statements continued

29. Prepayments and accrued income

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Accrued interest due from subsidiaries	—	—	46	88
Unamortised lending-related fees (see note 3)	63	125	64	125
Other accrued interest	812	831	187	197
Prepayments and other accruals	320	274	82	91

	1,195	1,230	379	501

Other accrued interest includes interest on dealing assets.

30. Assets subject to sale and repurchase transactions

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Debt securities	457	1,968	—	—

The above amounts are the assets held under sale and repurchase transactions included within the amounts disclosed in note 19, Debt securities.

31. Deposits by banks

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Items in the course of transmission	161	204	161	191
Amounts due to subsidiaries	—	—	15,536	18,589
Sale and repurchase agreements	6,592	9,390	—	—
Other deposits	11,659	12,531	—	—

	18,412	22,125	15,697	18,780

Repayable:
On demand	1,166	5,422	2	372
In not more than 3 months	15,343	14,766	13,565	17,480
In more than 3 months but not more than 1 year	874	1,502	639	58
In more than 1 year but not more than 5 years	316	18	342	—
In more than 5 years	713	417	1,149	870

	18,412	22,125	15,697	18,780

Banking business	8,578	1,178	15,697	18,780
Trading business	9,834	20,947	—	—

	18,412	22,125	15,697	18,780

32. Customer accounts

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Retail deposits	61,887	60,534	52,919	51,469
Amounts due to subsidiaries	—	—	10,394	3,886
Sale and repurchase agreements	7,843	4,602	—	—
Other customer accounts	9,120	9,265	2,597	2,545

	78,850	74,401	65,910	57,900

Repayable:
On demand	52,746	46,847	57,990	43,404
In not more than 3 months	21,293	21,900	7,184	13,526
In more than 3 months but not more than 1 year	2,116	2,820	52	77
In more than 1 year but not more than 5 years	1,097	641	54	27
In more than 5 years	1,598	2,193	630	866

	78,850	74,401	65,910	57,900

Banking business	69,348	63,638	65,910	57,900
Trading business	9,502	10,763	—	—

	78,850	74,401	65,910	57,900

Included in Group and Company customer accounts are amounts due to associated undertakings of £nil (2003: £15m) and £nil (2003: £15m), respectively.

Financial Statements

Notes to the Financial Statements continued

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for in substance as equity index-linked deposits. The current market value of the contract is reported within Other customer accounts.

33. Debt securities in issue

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Bonds and medium-term notes	13,015	14,397	14,939	14,996
Other debt securities in issue	8,954	8,917	9,895	9,897

	21,969	23,314	24,834	24,893

The market values for medium and long-term debt securities in issue have been determined using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortised cost.

	Company
	2004	2003
	£m	£m

Bonds and medium-term notes	—	—
Other debt securities in issue	4	4

	4	4

Bonds and medium-term notes are repayable:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

In not more than 3 months	410	4,295	—	—
In more than 3 months but not more than 1 year	2,060	1,742	—	—
In more than 1 year but not more than 2 years	4,468	2,095	—	—
In more than 2 years but not more than 5 years	4,688	4,391	—	—
In more than 5 years	1,389	2,416	—	—

	13,015	14,939	—	—

Other debt securities in issue are repayable:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

In not more than 3 months	5,369	5,114	—	—
In more than 3 months but not more than 1 year	3,215	3,573	—	—
In more than 1 year but not more than 2 years	128	789	4	—
In more than 2 years but not more than 5 years	7	21	—	4
In more than 5 years	235	398	—	—

	8,954	9,895	4	4

34. Other liabilities

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Creditors and accrued expenses	2,417	2,122	975	1,051

Short positions in government debt securities and equity shares	2,715	4,303	—	—
Taxation	37	(5)	(64)	(137)
Foreign exchange, interest rate, equity & credit contracts:
Negative market value of trading derivative contracts (see note 51)	3,665	4,762	—	—
Translation differences on foreign exchange derivatives used for hedging purposes	336	269	199	115
Obligations under finance leases all payable in:
Less than 1 year	—	1	1	1
1 year to 5 years	—	—	—	—

	9,170	11,452	1,114	1,030

Short positions in government debt securities are mainly held for trading liquidity and hedging purposes. The market value of short positions in debt securities and equity shares is £2,715m (2003: £4,303m).

Financial Statements

Notes to the Financial Statements continued

35. Accruals and deferred income

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Interest due to subsidiaries	—	—	108	89
Other accrued interest	1,578	1,284	886	700
Deferred income from residential mortgage lending	43	79	—	—
Other deferred income	108	219	14	34

	1,729	1,582	1,008	823

During the year, £37m (2003: £45m) of deferred income relating to high loan-to-value lending was taken to the profit and loss account.

     Other accrued interest includes interest on dealing liabilities.

36. Provisions for liabilities and charges

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Deferred taxation (see note 37)	550	690	—	—
Other provisions for liabilities and charges (see note 38)	320	146	224	100

	870	836	224	100

37. Deferred taxation

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Tax effect of timing differences due to:
Excess of capital allowances over depreciation	(68)	(64)	(60)	(54)
Other	(75)	(98)	(100)	(68)
Capital allowances on finance lease receivables	693	852	—	—

	550	690	(160)	(122)

	Group	Company
	£m	£m

At 1 January 2004	690	(122)
Transfer from profit and loss account	55	(38)
Disposals of subsidiary undertakings	(195)	—

At 31 December 2004	550	(160)

Deferred tax asset (see note 28)	—	(160)
Deferred tax liabilities	550	—

38. Other provisions for liabilities and charges

	Group
	Pension and
	other similar	Provisions for	Other provisions
	obligations(1)	commitments(2)	(3)	Total
	£m	£m	£m	£m

At 1 January 2004	7	24	115	146
Transfer from profit and loss account	123	17	201	341
Pension contributions/provisions utilised	(95)	(3)	(58)	(156)
Provision reversed	(11)	—	—	(11)

At 31 December 2004	24	38	258	320

	Company
	Pension and
	other similar	Provisions for	Other provisions
	obligations(1)	commitments(2)	(3)	Total
	£m	£m	£m	£m

At 1 January 2004	(28)	20	108	100
Transfer from profit and loss account	104	17	153	274
Pension contributions/provisions utilised	(76)	(6)	(68)	(150)

At 31 December 2004	—	31	193	224

Financial Statements

Notes to the Financial Statements continued

The £202m charge shown in the Profit and Loss Account in respect of provisions for contingent liabilities and commitments comprises the amounts transferred from the Profit and Loss Account and unutilised provisions reversed for provisions for commitments, pension misselling compensation and other provisions.

(1) Pension and other similar obligations

The above balance represents the difference between amounts paid to the respective pension schemes of the Group and amounts charged to the Profit and Loss Account in accordance with SSAP 24, Accounting for pension costs.

     In addition to pension and other similar obligations included in the above table, a balance in respect of the pension surplus acquired with the purchase of the business of National and Provincial Building Society (N&P) is included within other assets. This balance, which was £13m (2003: £15m) at 31 December 2004, is being amortised over the remaining service lives of employees contributing to the scheme, and £2m (2003: £2m) was charged to the profit and loss account in the year ended 31 December 2004. See also note 53, ‘Retirement benefits’.

(2) Provisions for commitments

This comprises amounts in respect of committed expenditure, including amounts in respect of vacant premises.

(3) Other provisions

Other provisions principally comprise amounts in respect of litigation and related expenses and various other claims with respect to product misselling exposures.

39. Subordinated liabilities including convertible debt

	Group
	2004	2003
	£m	£m

Dated subordinated liabilities:
Subordinated guaranteed floating rate notes 2003 (US $100m)
Subordinated collared floating rate notes 2004 (CAN $100m)	—	43
8.75% Subordinated guaranteed bond 2004	—	150
8.2% Subordinated bond 2004 (US $500m)	—	280
6.69% Subordinated bond 2005 (US $750m)	388	420
10.75% Subordinated bond 2006	100	100
Subordinated guaranteed floating rate step-up notes 2009 (Swiss Fr 130m)	—	59
5.00% Subordinated bond 2009 (€511.3m)	360	359
4.625% Subordinated notes 2011 (€500m)	352	352
11.50% Subordinated guaranteed bond 2017	149	149
10.125% Subordinated guaranteed bond 2023	149	149
7.57% Subordinated notes 2029 (US $1,000m)	512	554
6.50% Subordinated notes 2030	149	149
7.25% Subordinated notes 2021	200	200
Callable capped subordinated floating rate notes 2012 (US $50m)	26	28
Callable subordinated floating rate notes 2012 (US $50m)	26	28
Callable subordinated floating rate notes 2012 (€500m)	352	352

	Group
	2004	2003
	£m	£m

Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	200	199
7.35% Perpetual subordinated reset capital securities (US $500m)	258	279
7.25% Perpetual subordinated capital securities (US $150m)	—	84
7.10% Perpetual callable subordinated notes (US $150m)	—	84
7.00% Perpetual subordinated capital securities (US $250m)	—	140
6.70% Perpetual subordinated reset capital securities (US $500m)	258	279
6.00% Step-down Perpetual callable subordinated notes (€100m)	70	71
5.56% Subordinated guaranteed notes (YEN 15,000m)	76	79
5.50% Subordinated guaranteed notes (YEN 5,000m)	25	26
Fixed/Floating rate subordinated notes (YEN 5,000m)	25	26
7.50% 10 Year step-up perpetual subordinated notes	322	321
7.50% 15 Year step-up perpetual subordinated notes	425	425
7.38% 20 Year step-up perpetual subordinated notes	173	173
7.13% 30 Year step-up perpetual subordinated notes	279	279
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	281	280
7.25% Perpetual callable subordinated notes (US $400m)	205	220

	5,360	6,337

Financial Statements

Notes to the Financial Statements continued

	Company
	2004	2003
	£m	£m

Dated subordinated liabilities:
Subordinated floating rate notes 2003 (US $75m)
Subordinated floating rate notes 2004 (US $74m)*	—	41
Subordinated floating rate notes 2004*	—	150
Subordinated floating rate notes 2004 (US $500m)*	—	280
6.69% Subordinated bond 2005 (US $750m)	388	420
10.75% Subordinated bond 2006	100	100
Subordinated floating rate notes 2009 (US $102m)*	—	57
Subordinated floating rate notes 2009 (€511.3m)	359	359
4.625% Subordinated notes 2011 (€500m)	352	352
11.59% Subordinated loan stock 2017*	149	150
10.18% Subordinated loan stock 2023*	149	150
7.57% Subordinated notes 2029 (US $1,000m)	512	554
6.50% Subordinated notes 2030	149	149
8.96% Subordinated notes 2030 (US $1,000m)**	514	554
Callable capped subordinated floating rate notes 2012 (US $50m)	26	28
Callable subordinated floating rate notes 2012 (US $50m)	26	28
Callable subordinated floating rate notes 2012 (€500m)	352	352

	Company
	2004	2003
	£m	£m

Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	200	199
7.35% Perpetual subordinated reset capital securities (US $500m)	258	279
7.25% Perpetual subordinated capital securities (US $150m)	—	84
7.10% Perpetual callable subordinated notes (US $150m)	—	84
7.00% Perpetual subordinated capital securities (US $250m)	—	140
6.70% Perpetual subordinated reset capital securities (US $500m)	258	279
6.00% Step-down perpetual callable subordinated notes (€100m)	70	71
5.56% Subordinated guaranteed notes (YEN 15,000m)	76	79
5.50% Subordinated guaranteed notes (YEN 5,000m)	25	26
Fixed/Floating rate subordinated notes (YEN 5,000m)	25	26
7.50% 10 Year step-up perpetual subordinated notes	322	321
7.50% 15 Year step-up perpetual subordinated notes	425	425
7.38% 20 Year step-up perpetual subordinated notes	173	173
7.13% 30 Year step-up perpetual subordinated notes	279	279
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	281	280
7.25% Perpetual callable subordinated notes (US $400m)	205	220

	5,673	6,689

*	These represent the on-lending to the Company, on a subordinated basis, of issues by subsidiary companies.

**	This represents the on-lending to the Company, on a subordinated basis, of the issue of preferred securities (see note 41).

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

     The 7.25% Perpetual subordinated capital securities were redeemed at par on the 15 June 2004.

     The 7.10% Perpetual callable subordinated notes were redeemed at par on the 12 March 2004.

     The 7.00% Perpetual subordinated capital securities were redeemed at par on the 29 April 2004.

     The 6.70% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey, on 15 June 2008 and each fifth anniversary thereafter.

     The 6.00% Step-down perpetual callable subordinated notes are redeemable at par, at the option of Abbey, on each interest payment date.

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

Financial Statements

Notes to the Financial Statements continued

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

Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

In 1 year or less	388	473	388	472
In more than 1 year but not more than 2 years	100	420	100	420
In more than 2 years but not more than 5 years	360	100	360	100
In more than 5 years	1,915	2,379	2,228	2,733
Undated	2,597	2,965	2,597	2,964

	5,360	6,337	5,673	6,689

Subordinated liabilities including convertible debt issued by the Group have a market value, calculated using quoted market prices where available, of £5,656m (2003: £7,068m).

40. Other long-term capital instruments

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Other long-term capital instruments	722	742	722	742

Other long-term capital instruments comprise £300m Step-up Callable Perpetual Reserve Capital Instruments (RCIs), $500m tier One Perpetual Subordinated Debt Securities (Securities) and £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities (TOPICs).

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

Financial Statements

Notes to the Financial Statements continued

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

41. Minority interests — non-equity

Abbey National First Capital BV, Abbey National Capital Trust I, Abbey National Capital Trust II, Abbey National Capital LP I and Abbey National Capital LP II are each 100% owned finance subsidiaries of Abbey National plc. Abbey National First Capital BV has registered with the Securities and Exchange Commission and issued to the public subordinated notes and medium-term notes that have been fully and unconditionally guaranteed by Abbey National plc. Abbey National Capital Trust I and Abbey National Capital Trust II have registered trust preferred securities, and Abbey National Capital LP I and Abbey National Capital LP II have registered partnership preferred securities, for issuance in the US. Abbey National Capital Trust I and Abbey National Capital Trust II each serve solely as passive vehicles holding the partnership preferred securities issued by Abbey National Capital LP I and Abbey National Capital LP II, respectively, and each has passed all the rights relating to such partnership preferred securities to the holders of the issued trust preferred securities. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Abbey National plc. Abbey National Capital Trust I has issued to the public US $1,000,000,000 of 8.963% Non-Cumulative Trust Preferred Securities. There are no significant restrictions on the ability of Abbey National plc to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US $ LIBOR rate for the relevant distribution period.

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

42. Called up share capital and share premium account

	Ordinary shares	Preference	Preference	Preference
	of 10 pence	shares of	shares of	shares of
	each	£1 each	US$0.01 each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital
At 31 December 2003	175	1,000	6	6	1,187
At 31 December 2004	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2003	146	325	—	—	471
At 31 December 2004	148	325	—	—	473

Share premium account
At 1 January 2004	1,752	10	297	—	2,059
Shares issued	105	—	—	—	105
Redemptions	—	—	—	—	—
Amortisation of issue costs	—	—	3	—	3
Transfer from profit and loss reserve	—	—	(3)	—	(3)

At 31 December 2004	1,857	10	297	—	2,164

Financial Statements

Notes to the Financial Statements continued

	Ordinary shares	Preference	Preference	Preference
	of 10 pence	shares of	shares of	shares of
	each	£1 each	US$0.01 each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital
At 31 December 2002	175	1,000	6	6	1,187
At 31 December 2003	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2002	146	325	—	—	471
At 31 December 2003	146	325	—	—	471

Share premium account
At 1 January 2003	1,732	9	414	—	2,155
Shares issued	20	—	—	—	20
Redemptions	—	—	(116)	—	(116)
Amortisation of issue costs	—	—	(2)	—	(2)
Transfer from profit and loss reserve	—	—	2	—	2

At 31 December 2003	1,752	9	298	—	2,059

	Ordinary shares	Preference	Preference	Preference
	of 10 pence	shares of	shares of	shares of
	each	£1 each	US$0.01 each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital
At 31 December 2001	175	1,000	6	6	1,187
At 31 December 2002	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2001	145	325	—	—	470
At 31 December 2002	146	325	—	—	471

Share premium account
At 1 January 2002	1,627	9	414	—	2,050
Shares issued	98	—	—	—	98
Capitalisation of reserves in respect of shares issued via QUEST	7	—	—	—	7
Amortisation of issue costs	—	—	3	—	3
Transfer from profit and loss reserve	—	—	(3)	—	(3)

At 31 December 2002	1,732	9	414	—	2,155

Under the Company’s Executive, All Employee and Sharesave Schemes, employees hold options to subscribe for 17,675,567 (2003: 52,418,724) ordinary shares at prices ranging from 420 to 644 pence per share, exercisable up to April 2014. In addition, 17,791,398 ordinary shares were issued in lieu of cash for dividends in 2004, in accordance with the terms of the Alternative Dividend Plan.

     The Qualifying Employee Share Trust operates in conjunction with the Sharesave Scheme by acquiring shares in the Company and using them to satisfy Sharesave options, by delivering the shares to the employees on payment of the option price.

     The shares were all transferred by the Qualifying Employee Share Trust to participants in Abbey’s Sharesave Scheme in satisfaction of their options. The price paid by option holders, including executive Directors, was 997 pence per share (three year options), 989 pence per share (five year options) and 607 pence per share (seven year options). The Company’s contribution has been included as a capitalisation of reserves.

     Abbey National plc sponsored the Abbey National ESOP Trust, a discretionary trust for the benefit of employees and former employees of the Abbey Group and the AN Employee Trust, a discretionary trust for the benefit of Directors and former Directors of Abbey National plc. The Company has provided £nil to the trustees of Abbey National ESOP Trust and £nil to the trustees of Abbey National Trust, interest free irrevocable loans and gifts of £nil and £nil respectively, to enable them to purchase Abbey National plc ordinary shares, which are used to satisfy options and share awards granted by the Company to meet its commitments arising under employee and Directors’ share schemes. Under the terms of the trusts, the trustees have waived all but a nominal dividend on the shares they hold. The cost of providing these shares, less any amounts paid by employees or Directors, is charged to the profit and loss account on a systematic basis over the relevant performance period for the employees and Directors. At 31 December 2004 and 2003 the number and value of shares held were:

	AN ESOP Trust		AN Employee Trust
	2004	2003	2004	2003
	£m	£m	£m	£m

Number of shares held (‘000)	—	7,613	—	1,530
Book value of shares held	—	67	—	13
Market value of shares held	—	40	—	8

Financial Statements

Notes to the Financial Statements continued

Prior to 2003 such shares were held as an asset within other assets on the balance sheet at the lower of cost and net realisable value with any impairments being taken to the profit and loss account. With the issue of UITF 38 Accounting for ESOP Trusts such shares are now held at cost and treated as treasury shares and are taken as a deduction from shareholders equity. The 2003 Profit and Loss Account and Balance Sheet have been restated accordingly.

     As of 31 December 2004 there were 780 shareholders. The following tables show an analysis of their holdings:

Size of shareholding	Shareholders	Number of ordinary shares of 10 pence each

1-100	—	—
101-1,000	—	—
1,001+	1	1,485,893,636

	1	1,485,893,636

Size of shareholding	Shareholders	Preference shares of £1 each

1-100	1	198
101-1,000	8	31,037
1,001+	738	324,968,765

	747	325,000,000

Size of shareholding	Shareholders	Preference shares of US$0.01 each

1-100	—	—
101-1,000	28	12,460
1,001+	4	17,987,540

	32	18,000,000

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

Financial Statements

Notes to the Financial Statements continued

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

43. Reserves and profit and loss account

	Profit and loss account
	Group	Company
	£m	£m

At 1 January 2004	2,527	2,306
(Loss) retained for the financial year	(504)	(862)
Write-off of goodwill previously taken to reserves	6	—
Exchange differences	(2)	—
Transfer to share premium	1	1
Share option compensation costs taken to reserves	(4)	(3)
Transfer to treasury share reserve	(43)	—

At 31 December 2004	1,981	1,442

	Profit and loss account
	Group	Company
	£m	£m

At 1 January 2003	3,650	2,895
(Loss) retained for the financial year	(1,323)	(591)
Write-off of goodwill previously taken to reserves	5	—
Goodwill transferred to profit and loss account during the year	190	—
Exchange differences	(1)	(4)
Transfer to share premium	(2)	(2)
Share option compensation costs taken to reserves	8	8

At 31 December 2003	2,527	2,306

	Profit and loss account
	Group	Company
	£m	£m

At 1 January 2002	4,585	3,815
(Loss) retained for the financial year	(1,322)	(921)
Write-off of goodwill previously taken to reserves	373	—
Goodwill transferred to profit and loss account during the year	13	—
Exchange differences	(2)	(2)
Transfer from share premium	3	3
Share option compensation costs taken to reserves	7	7
Capitalised on exercise of share options issued via QUEST	(7)	(7)

At 31 December 2002	3,650	2,895

Exchange gains arising from foreign currency borrowings used to hedge investments in overseas Group undertakings of £2m (2003: £1m) have been taken to the reserves of the Group and Company. These exchange movements are matched by corresponding exchange movements on the net investments in the financial statements of the Company and exchange movements on the net assets of overseas Group undertakings in the Group financial statements.

			Treasury shares reserve
	Non-distributable reserve		(restated)
	Group	Company	Group	Company
	£m	£m	£m	£m

At 1 January 2004	353	—	(79)	—
Transfer from profit and loss account	(47)	—	43	—

Proceeds on sale of own shares	—	—	36	—

At 31 December 2004	306	—	—	—

			Treasury shares reserve
	Non-distributable reserve		(restated)
	Group	Company	Group	Company
	£m	£m	£m	£m

At 1 January 2003	153	—	(79)	—
Transfer from profit and loss account	200	—	—	—

At 31 December 2003	353	—	(79)	—

Financial Statements

Notes to the Financial Statements continued

					Treasury shares reserve
	Revaluation reserve		Non-distributable reserve		(restated)
	Group	Company	Group	Company	Group	Company
	£m	£m	£m	£m	£m	£m

At 1 January 2002	—	—	416	—	(43)	—
Purchase of own shares	—	—	—	—	(36)	—
Transfer from profit and loss account	—	—	(263)	—	—	—

At 31 December 2002	—	—	153	—	(79)	—

The non-distributable reserve represents the value of the Group’s shareholders’ interest in the long-term assurance funds of the life assurance businesses. The treasury shares reserve represented shares of Abbey National plc that were held by Employee Share Ownership Trusts and other entities within the Abbey group of companies. The treasury shares reserve no longer exists due to the winding up of the Employee Share Ownership Trusts.

44. Reconciliation of movements in shareholders’ funds

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Profit/(loss) attributable to shareholders	80	(699)	(231)	(167)
Dividends	(631)	(424)	(631)	(424)

	(551)	(1,123)	(862)	(591)
Other recognised net losses relating to the year	(1)	(3)	—	(6)
Increases in ordinary share capital including share premium	107	20	108	20
Share option compensation costs taken to reserves	(4)	8	(3)	8
Redemptions of preference share capital including share premium	—	(116)	—	(116)
Capitalised reserves on exercise of share options	—	—	—	—
Goodwill written off in period	6	5	—	—
Goodwill transferred from profit and loss account	—	190	—	—
Proceeds on sale of own shares	36	—	—	—

Net reduction to shareholders’ funds	(407)	(1,019)	(757)	(685)

Shareholders’ funds at 1 January	5,331	6,350	4,836	5,521

Shareholders’ funds at 31 December	4,924	5,331	4,079	4,836

Equity shareholders’ funds	4,292	4,699	3,447	4,204
Non-equity shareholders’ funds	632	632	632	632

At 31 December	4,924	5,331	4,079	4,836

Equity shareholders’ funds comprise called up ordinary share capital, ordinary share premium account, profit and loss account and reserves.

     Non-equity shareholders’ funds comprise called-up preference share capital and preference share premium account.

45. Assets and liabilities denominated in foreign currency

The aggregate amounts of assets and liabilities denominated in currencies other than sterling were as follows:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Assets	21,682	35,140	672	1,213
Liabilities	26,567	48,034	1,656	4,342

The above assets and liabilities denominated in foreign currencies do not indicate Abbey’s exposure to foreign exchange risk. The Group’s foreign currency positions are substantially hedged by off-balance sheet hedging instruments, or by on-balance sheet assets and liabilities denominated in the same currency.

46. Guarantees and assets pledged as collateral security

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Guarantees given by Abbey National plc of subsidiaries liabilities	—	—	63,009	69,487
Guarantees given to third parties	756	1,788	—	—
Mortgaged assets granted	328	360	—	—

	1,084	2,148	63,009	69,487

Financial Statements

Notes to the Financial Statements continued

Abbey gives guarantees on behalf of customers. These guarantees have been made in the normal course of business. A financial guarantee represents an undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The Group expects most of the guarantees it provides to expire unused.

     The current carrying amount and the maximum undiscounted potential amount of future payments of third party guarantees is £756m of which £353m will be immediately recoverable in the event of liquidation.

     Mortgaged assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

47. Other contingent liabilities

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Other contingent liabilities	116	159	8	8

The principal other contingent liabilities are as follows:

Overseas tax demand

Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following certain modifications to the demand its nominal amount now stands at £101m (at the balance sheet exchange rate) (2003: £101m) as compared with the original demand of £113m (at the balance sheet exchange rate) (2003: £112m). As at 31 December 2004 additional interest in relation to the demand could amount to £16m (at the balance sheet exchange rate) (2003: £14m). The amount of additional interest has been reduced from the amount disclosed at 31 December 2003 of £36m due to certain modifications to the basis on which additional interest might be due.

     Abbey National Treasury Services plc has received legal advice that it has strong grounds to challenge the validity of the demand and accordingly no specific provision has been made.

48. Commitments

Commitments

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £20,508m at 31 December 2004 (2003: £25,649m) are offset by a contractual right to receive stock under other contractual agreements.

Other commitments

The table below shows the contract or principal amount of commitments other than those relating to derivatives (see note 51).

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Formal standby facilities, credit lines and other commitments to lend:
Less than one year	1,739	1,634	1,733	1,627
One year and over	1,110	1,384	—	—

	2,849	3,018	1,733	1,627

49. Operating leases

	Group
	2004	2004	2003	2003
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Rental commitments under operating leases expiring:
In not more than 1 year	6	1	22	3
In more than 1 year but not more than 5 years	23	1	19	7
In more than 5 years	82	—	87	—

	111	2	128	10

Financial Statements

Notes to the Financial Statements continued

	Company
	2004	2004	2003	2003
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Rental commitments under operating leases expiring:
In not more than 1 year	5	1	16	3
In more than 1 year but not more than 5 years	22	1	16	7
In more than 5 years	80	—	78	—

	107	2	110	10

At 31 December 2004 Abbey held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate annual rental payments:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Year ended 31 December:
2004	—	135	—	118
2005	113	135	109	118
2006	111	118	108	105
2007	108	112	105	100
2008	96	112	93	99
2009	89	112	86	100

Total thereafter	858	992	841	957

	2004	2003	2002
	£m	£m	£m

Group rental expense comprises:
In respect of minimum rentals	118	118	117
Less: sub-lease rentals	(3)	(3)	(3)

	115	115	114

50. Financial instruments

Interest rate risk

In accordance with FRS 13, interest rate repricing gap information is shown in the table (the ‘gap table’) below, at 31 December 2004. It provides an estimate of the repricing profile of Abbey’s assets, liabilities and other off-balance sheet exposures for non-trading activities. For the major categories of assets and liabilities, the gap table shows the values of interest earning assets and interest bearing liabilities which reprice within selected time bands. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the legal maturity date. This leads to an apparent timing mismatch where the anticipated maturity date is different from the legal maturity date and hedges have been structured accordingly.

     The positions shown reflect both the repricing behaviour of the administered rates on mortgage and savings products (over which Abbey has control) and contracted wholesale on and off-balance sheet positions. The tables do not purport to measure market risk exposure.

Financial Statements

Notes to the Financial Statements continued

Interest rate repricing gap at 31 December 2004

		In more	In more	In more
		than 3	than 6	than 1
		months	months	year but		Non-
	Not more	but not	but not	not more	In more	interest	Non-
	than 3	more than	more than	than 5	than 5	bearing	Trading
	months	6 months	12 months	years	years	amounts	Total	Trading	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Treasury and other eligible bills	—	—	—	—	—	—	—	1,990	1,990
Cash and loans and advances to banks (1)	453	—	—	—	—	967	1,420	9,182	10,602
Loans and advances to customers(2)	59,282	1,982	3,305	12,903	3,242	1,138	81,852	11,357	93,209
Net investment in finance leases	948	46	146	2	2	4	1,148	—	1,148
Securities and investments	394	173	44	40	13	38	702	23,157	23,859
Other assets	—	—	—	—	—	9,376	9,376	2,377	11,753
Assets of long-term assurance funds	—	—	—	—	—	27,180	27,180	—	27,180

Total assets	61,077	2,201	3,495	12,945	3,257	38,703	121,678	48,063	169,741

Liabilities
Deposits by banks (1)	(349)	—	—	—	—	(161)	(510)	(17,902)	(18,412)
Customer accounts	(63,690)	(1,084)	(2,016)	(2,541)	(17)	—	(69,348)	(9,502)	(78,850)
Debt securities in issue	(7,991)	(1,003)	(444)	(3,332)	(252)	—	(13,022)	(8,947)	(21,969)
Subordinated liabilities and other long-term capital instruments	(405)	—	(388)	(1,328)	(3,057)	(704)	(6,082)	—	(6,082)
Other liabilities	—	—	—	—	—	(5,431)	(5,432)	(6,381)	(11,812)
Funding of trading book	5,331	—	—	—	—	—	5,331	(5,331)	—
Liabilities of long-term assurance funds	—	—	—	—	—	(27,180)	(27,180)	—	(27,180)
Minority interests – non-equity	—	—	—	—	—	(512)	(512)	—	(512)
Shareholders’ funds
– non-equity	—	—	—	—	—	(632)	(632)	—	(632)
– equity	—	—	—	—	—	(4,292)	(4,292)	—	(4,292)

Total liabilities	(67,104)	(2,087)	(2,848)	(7,401)	(3,326)	(38,912)	(121,678)	(48,063)	(169,741)

Off-balance sheet items (3)	(5,295)	1,730	1,446	(2,022)	4,218	(77)
Interest rate repricing gap	(11,322)	1,844	2,093	3,522	4,149	(286)
2004 Cumulative gap	(1,322)	(9,478)	(7,385)	(3,863)	286	—

2003 Cumulative gap	(6,760)	(7,356)	(6,309)	2,511	691	—	—	—	—

(1)	Non-interest bearing items within Loans and advances to banks and Deposits by banks include items in the course of collection and items in the course of transmission, respectively. These are short-term receipts and payments within the UK retail banking clearing system. The remaining non-interest bearing item within Loans and advances to banks relates to the interest free deposit maintained with the Bank of England.

(2)	Non-interest bearing items within Loans and advances to customers relate to non-accruing lendings after deduction of associated provisions.

(3)	Off-balance sheet items are classified in the table above according to the interest terms contained in the contracts.

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

Financial Statements

Notes to the Financial Statements continued

Foreign exchange risk

Abbey’s main overseas operations are in the US. The main operating (or ‘functional’) currencies of its operations are therefore sterling, euro and US dollar. As Abbey prepares its Consolidated Financial Statements in sterling, these will be affected by movements in the euro/sterling and dollar/sterling exchange rates. The structural currency exposures contained in Abbey’s Consolidated Balance Sheet is predominantly affected by movements in the exchange rates between the euro and sterling. This structural currency exposure is not the same as structural market risk which arises from a variety of exposures inherent in a product or portfolio. Translation gains and losses arising from these exposures are recognised in the Statements of total recognised gains and losses.

     Abbey mitigates the effect of this exposure by financing a significant proportion of its net investments in its overseas operations with borrowings in the currency of the local operation.

     Abbey’s structural currency exposures at 31 December 2004 were as follows:

		Borrowings
	Net	hedging net	Net structural	Net structural
	investments in	investment in	currency	currency
	operations	overseas	exposures	exposures
	2004	operations 2004	2004	2003
	£m	£m	£m	£m

Euro – Subsidiary	—	—	—	(17)
– Branches	(1)	—	(1)	(29)
Other non-sterling amounts	1	—	1	1

	—	—	—	(45)

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

     Abbey’s transactional currency exposures at 31 December 2004 and 2003 were as follows:

	2004 — Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m

Sterling	n/a	527	70	32	629
Euro	88	—	n/a	—	88

	88	527	70	32	717

	2003 — Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m

Sterling	n/a	268	(20)	32	280
Euro	81	—	n/a	—	81

	81	268	(20)	32	361

Certain areas of the business generate a significant proportion of their income in currencies other than the functional currency, and may use forward foreign exchange contracts to fix the functional currency equivalent of their forecast income. The outstanding nominal amount of such transactions at 31 December 2004 was nil.

Financial Statements

Notes to the Financial Statements continued

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

Activity	Risk	Type of Hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.

Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps. Foreign currency funding.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default and total return swaps.

Investment in, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions (1) and other matched options.

Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1)	A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.

(2)	Exchange-traded derivatives may additionally be used as hedges in any of the above activities in lieu of interest rate swaps.

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

     The following tables show the contract or underlying principal amounts, positive and negative market values and related book values of derivatives held for non-trading purposes at 31 December 2004 and 2003. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates current at the balance sheet date. The positive and negative market values of the derivatives should not be viewed in isolation because they are substantially matched by negative and positive market values, respectively, on the assets, liabilities and positions being hedged.

Financial Statements

Notes to the Financial Statements continued

	Group
	2004	2004		2004	2004
	Contract or	Positive	2004	Negative	Related
	underlying	market	Related	market	book
	principal (1)	values (2)	book value	values (2)	value
	£m	£m	£m	£m	£m

Exchange rate contracts:
Cross-currency swaps	23,311	761	240	1,440	359
Foreign exchange swaps and forwards	1,194	7	—	—	—
Foreign exchange options	—	—	—	—	—

	24,505	768	240	1,440	359

Interest rate contracts:
Interest rate swaps	49,143	1,136	374	376	66
Caps, floors and swaptions	1,707	6	16	1	—
Futures (exchange traded)	—	—	—	—	—
Forward rate agreements	—	—	—	—	—

	50,850	1,142	390	377	66

Equity and commodity contracts:
Equity index options and similar products	256	—	—	140	—
Equity and commodity index swaps	418	18	—	50	—

	674	18	—	190	—

	76,029	1,928	630	2,007	425

	Group
	2003	2003		2003	2003
	Contract or	Positive	2003	Negative	Related
	underlying	market	Related	market	book
	principal (1)	values (2)	book value	values (2)	value
	£m	£m	£m	£m	£m

Exchange rate contracts:
Cross-currency swaps	22,214	928	124	1,380	183
Foreign exchange swaps and forwards	1,630	—	8	—	—
Foreign exchange options	—	—	—	—	—

	23,844	928	132	1,380	183

Interest rate contracts:
Interest rate swaps	69,433	2,067	650	1,432	362
Caps, floors and swaptions	2,484	21	37	1	—
Futures (exchange traded)	4,907	—	—	—	—
Forward rate agreements	2,213	—	—	—	—

	79,037	2,088	687	1,433	362

Equity and commodity contracts:
Equity index options and similar products	257	—	—	86	—
Equity and commodity index swaps	673	22	9	20	3

	930	22	9	106	3

	103,811	3,038	828	2,919	548

(1)	Included in the above analysis of non-trading derivatives are exchange rate contracts, interest rate contracts and equity and commodity contracts, with underlying principal amounts of £1,644m, (2003: £1,574m), £17,936m (2003: £47,685m) and £333m (2003: £363m), respectively, which were undertaken by Group entities with Abbey National Financial Products. The total net positive market value of such contracts amounted to £505m (2003: net positive £189m). Associated contracts which Abbey National Financial Products transacted with external counterparties are included in the analysis of trading derivatives. Net positive market values of £505m (2003: net positive £189m) on all contracts held by Abbey National Financial Products with other Group entities are included within Other assets.

(2)	Positive market values arise where the present value of cash inflows exceeds the present value of cash outflows on a contract-by-contract basis. Negative market values arise where the present value of cash outflows exceeds the present value of cash inflows on a contract-by-contract basis.

The following table analyses over-the-counter (OTC) and other non-exchange traded derivatives held for non-trading purposes by remaining maturity:

	Group
	Contract or		Contract or
	underlying		underlying
	principal	Replacement cost	principal	Replacement cost
	2004	2004	2003	2003
	£m	£m	£m	£m

Non-trading derivatives maturing:
In not more than one year	26,673	286	36,368	806
In more than one year but not more than five years	38,727	912	47,672	1,257
In more than five years	10,629	730	14,864	975

	76,029	1,928	98,904	3,038

Financial Statements

Notes to the Financial Statements continued

The following table shows, by nominal amount, the activity in interest rate and cross currency swaps entered into for hedging purposes, with third parties and Abbey National Financial Products (ANFP).

	2004			2003
	Interest	Cross		Interest	Cross
	rate	currency		rate	currency
	swaps	swaps	Total	swaps	swaps	Total
	£m	£m	£m	£m	£m	£m

At 1 January (third party contracts)	20,011	20,641	40,652	46,219	22,252	68,471
At 1 January (contracts with) ANFP	49,422	1,573	50,995	53,320	1,597	54,917
New contracts	25,618	3,924	29,542	22,362	5,483	27,845
Acquisitions of subsidiary undertakings	—	—	—	—	—	—
Matured and amortised contracts	(8,926)	(2,237)	(11,163)	(32,416)	(2,636)	(35,052)
Terminated contracts	(5,776)	(587)	(6,363)	(14,502)	(4,430)	(18,932)
Effect of foreign exchange rate and other movements	280	(74)	206	(1,652)	(28)	(1,680)
Net (decrease) increase in contracts with ANFP	(31,486)	71	(31,415)	(3,898)	(24)	(3,922)

At 31 December	49,143	23,311	72,454	69,433	22,214	91,647

Abbey uses interest rate swaps and cross-currency swaps predominantly for hedging fixed-rate assets and liabilities so that they become, in effect, floating-rate assets and liabilities. For interest rate swaps and cross-currency swaps used for these purposes, the weighted average pay fixed rates, receive fixed rates, pay variable rates and receive variable rates by maturity and contract amount at 31 December 2004 were as follows:

	Pay fixed		Receive fixed		Pay variable		Receive variable
	Nominal		Nominal		Nominal		Nominal
	amount	Rate	amount	Rate	amount	Rate	amount	Rate
	£m	%	£m	%	£m	%	£m	%

Contracts maturing: (1)
Less than one year	4,449	4.32	11,822	3.99	22,076	3.83	15,315	4.12
One to three years	2,787	4.87	1,768	5.02	14,797	3.46	15,811	4.11
Three to five years	1,812	5.01	1,275	6.32	15,500	4.14	16,086	4.61
Over five years	2,126	6.06	5,090	7.24	8,067	5.05	4,941	4.37

	11,174		19,955		60,440		52,153

(1)	For the purpose of this analysis, the maturity date has been taken to be the date when the contract expires.

The total pay fixed nominal amount comprises £11,133m in respect of interest rate swaps and £41m in respect of cross-currency swaps. The total receive fixed nominal amount comprises £18,178m in respect of interest rate swaps and £1,777m in respect of cross-currency swaps. The total pay variable nominal amount comprises £38,008m in respect of interest rate swaps and £22,432m in respect of cross-currency swaps. The total receive variable nominal amount comprises £30,964m in respect of interest rate swaps and £21,189m in respect of cross-currency swaps.

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

     The contract amount of each type of end-use contract (excluding cross-currency swaps and interest rate swaps which are included in the swaps detailed above) at 31 December 2004 are set forth by currency in the table below. Of these contracts £1,194m mature within one year and £2,381m mature after one year.

	Contract type by nominal amount
	Forward foreign
	exchange and foreign	Forward rate	Options caps and	Futures (exchange
	exchange swaps	agreements	floors (OTC) (1)	traded)	Equity contracts
2004	£m	£m	£m	£m	£m

Sterling	543	—	1,707	—	355
US dollars	522	—	—	—	43
Euro	120	—	—	—	288
Hong Kong dollar	—	—	—	—	—
Switzerland franc	9	—	—	—	8

Total	1,194	—	1,707	—	674

(1) All over-the-counter option contracts are in respect of interest related instruments.

Financial Statements

Notes to the Financial Statements continued

Trading derivatives

The following table sets forth the contract or underlying principal (nominal) amounts, positive market values and negative market values of derivatives held for trading purposes at 31 December 2004 and 2003.

	Group
	Contract or	Positive	Negative	Contract or	Positive	Negative
	underlying	market values	market values	underlying	market values	market values
	principal 2004	2004	2004	principal 2003	2003	2003
	£m	£m	£m	£m	£m	£m

Exchange rate contracts:
Cross-currency swaps	8,817	194	393	10,572	253	428
Foreign exchange swaps and forwards	3,533	13	164	19,399	76	72

	12,350	207	557	29,971	329	500

Interest rate contracts:
Interest rate swaps	377,931	8,350	8,694	380,989	8,254	8,794
Caps, floors and swaptions	54,074	824	765	56,436	771	796
Futures (exchange traded)	1,069	—	—	5,348	32	28
Forward rate agreements	2,290	—	—	4,547	2	1

	435,364	9,174	9,459	447,320	9,059	9,619

Equity and credit contracts:
Equity index and similar products	15,696	581	1,750	11,561	538	2,535
Equity index options (exchange traded)	3,487	128	127	8,363	70	301
Credit default swaps and similar products	17,156	90	80	16,171	103	74

	36,339	799	1,957	36,095	711	2,910

Total	484,053	10,180	11,973	513,386	10,099	13,029

Effect of netting		(8,308)	(8,308)		(8,456)	(8,456)
Fair values of contracts between ANFP and other Group entities (1)		505	—		—	189

Amount included in Other assets/Other liabilities		2,377	3,665		1,643	4,762

(1)	Associated contracts which Abbey National Financial Products has transacted with external counterparties are included in the analysis of trading derivatives.

Positive fair values arise where gross positive fair values exceed gross negative fair values on a contract-by-contract basis. This equates to net replacement cost. Negative fair values arise where gross negative fair values exceed gross positive fair values on a contract-by-contract basis. The totals of positive and negative fair values arising on trading derivatives at 31 December 2004 have been netted where the Group has a legal right of offset with the relevant counterparty.

     All exchange-traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges. Such instruments are not subject to significant credit risk.

     Abbey National Treasury Services plc has a mandate to deal in credit derivatives. Abbey National Treasury Services plc acts as principal under this mandate, and takes a fee for guaranteeing the counterparty against the default of the senior obligations of a third party. Amounts in respect of non-trading credit derivative contracts are included under note 46, Guarantees and assets pledged as collateral security.

     Substantially all of Abbey’s over-the-counter derivatives activity is contracted with financial institutions.

     The following table analyses replacement cost for over-the-counter and other non-exchange traded derivatives with positive market values held for trading purposes by remaining maturity before netting:

	Group
	Contacts or		Contacts or
	underlying	Replacement	underlying	Replacement
	principal cost	cost	principal cost	cost
	2004	2004	2003	2003
	£m	£m	£m	£m

Trading derivatives maturing (before netting):
In not more than one year	80,237	820	105,884	1,018
In more than one year but not more than five years	222,234	3,470	219,871	3,914
In more than five years	177,026	5,762	173,920	5,065

	479,497	10,052	499,675	9,997

Financial Statements

Notes to the Financial Statements continued

Unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting

Gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

			Group
	2004	2004	2004
	Gains	Losses	Net gains
	£m	£m	(losses)
			£m

Gains and losses expected to be recognised:
In one year or less	209	(89)	120
After one year	1,328	(1,732)	(404)

	1,537	(1,821)	(284)

			Group
	2003	2003	2003
	Gains	Losses	Net gains (losses)
	£m	£m	£m

Gains and losses expected to be recognised:
In one year or less	633	(423)	210
After one year	1,561	(2,071)	(510)

	2,194	(2,494)	(300)

The net gain unrecognised as at the start of the year and recognised during the year was £210m (2003: £129m).

Deferred gains and losses on financial assets and financial liabilities resulting from hedge accounting

Deferred balances relating to settled derivatives and other financial transactions previously used as hedges will be released to the profit and loss account in the same periods as the income and expense flows from the underlying hedged transactions. The movement in the period is as follows:

			Group
			Total net gains
	Gains	Losses	(losses)
	£m	£m	£m

At 1 January 2004	46	(11)	35
Previous year’s deferred gains and losses recognised in the year	(4)	1	(3)
Gains and losses deferred in the year	13	(48)	(35)

At 31 December 2004	55	(58)	(3)

Gains and losses expected to be recognised:
In one year or less	41	(7)	34
After one year	14	(51)	(37)

	55	(58)	(3)

52. Consolidated cash flow statement

a) Reconciliation of (loss)/profit before tax to net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	273	(686)	(984)
Decrease in interest receivable and prepaid expenses	192	531	540
(Decrease)/increase in interest payable and accrued expenses	735	26	(25)
Provisions for bad and doubtful debts	(35)	474	514
Provisions for contingent liabilities and commitments	233	104	50
Net advances written off	(293)	(267)	(289)
Decrease before tax from Long-term Assurance business	(76)	202	311
Depreciation and amortisation	252	401	1,585
Income from associated undertakings	(6)	(12)	(17)
Profit on sale of subsidiary and associated undertakings	(46)	(89)	(48)
Profit/(loss) on sale of tangible fixed assets and investments	128	497	55
Effect of other deferrals and accruals of cash flows from operating activities	(303)	(278)	190

Net cash inflow from trading activities	1,054	903	1,882
Net (increase)/decrease in loans and advances to banks and customers	(4,295)	(10,943)	(5,104)
Net (increase)/decrease in investment in finance leases	77	(13)	404
Net (increase)/decrease in bills and securities	6,380	1,115	(5,643)
Net (decrease) in deposits and customer accounts	602	(3,291)	(369)
Net (decrease) in debt securities in issue	(2,030)	(21,778)	(4,432)
Net increase in other liabilities less assets	(3,175)	1,947	2,006
Exchange movements	(633)	(618)	304

Net cash (outflow)/inflow from operating activities	(2,019)	(32,678)	(10,952)

Financial Statements

Notes to the Financial Statements continued

Exchange movements represent exchange movements on cash balances and investing and financing activities. The movements are not indicative of Abbey’s exposure to foreign exchange risk on these items, because foreign currency positions in such balances are substantially hedged by other on-balance sheet and off-balance sheet foreign currency amounts. All other exchange movements, including movements on hedges, are included in the relevant captions in the above reconciliation.

b) Analysis of the balances of cash as shown in the balance sheet

Included in the balance sheet are the following amounts of cash:

		Loans and
		advances to
	Cash and	other banks
	balances with	repayable on
	central banks	demand	Total
	£m	£m	£m

At 1 January 2004	439	3,089	3,528
Net cash inflow/(outflow)	15	(203)	(188)

At 31 December 2004	454	2,886	3,340

At 1 January 2003	396	2,698	3,094
Net cash inflow	43	391	434

At 31 December 2003	439	3,089	3,528

At 1 January 2002	494	5,452	5,946
Net cash (outflow)	(98)	(2,754)	(2,852)

At 31 December 2002	396	2,698	3,094

Abbey is required to maintain balances with the Bank of England which at 31 December 2004 amounted to £131m (2003: £127m, 2002: £131m). These are shown in loans and advances to banks, and are not included in cash for the purposes of the Cash Flow Statement.

c) Analysis of changes in financing during the year

	Share	Non-equity	Sub-	Other long-term
	capital inc.	minority	ordinated	capital
	share premium	interests	liabilities	instruments	Total
	£m	£m	£m	£m	£m

At 1 January 2004	2,522	554	6,337	742	10,155
Net cash (outflow) from financing	13	—	(813)	—	(800)
Shares issued for a non-cash consideration	101	—	—	—	101
Effect of foreign exchange rate changes	—	(42)	(164)	(20)	(226)

At 31 December 2004	2,636	512	5,360	722	9,230

At 1 January 2003	2,626	627	6,532	771	10,556
Net cash (outflow) from financing	(122)	(15)	(56)	—	(193)
Shares issued for a non-cash consideration	18	—	—	—	18
Effect of foreign exchange rate changes	—	(58)	(139)	(29)	(226)

At 31 December 2003	2,522	554	6,337	742	10,155

At 1 January 2002	2,520	681	6,590	297	10,088
Net cash inflow from financing	17	15	170	485	687
Shares issued for a non-cash consideration	82	—	—	—	82
Capitalised on exercise of share options	7	—	—	—	7
Effect of foreign exchange rate changes	—	(69)	(228)	(11)	(308)

At 31 December 2002	2,626	627	6,532	771	10,556

Financial Statements

Notes to the Financial Statements continued

d) Acquisitions of subsidiary undertakings and purchase of businesses

	2004	2003	2002
	£m	£m	£m

Net assets acquired:
Loans and advances to banks	—	—	—
Loans and advances to customers	—	—	281
Operating lease assets	—	—	—
Tangible fixed assets	—	—	—
Other assets	—	—	6
Debt securities	—	—	—
Long-term assurance business	—	—	—
Assets of Long-term assurance funds	—	—	—
Customer accounts	—	—	—
Deposits by banks	—	—	(50)
Debt securities in issue	—	—	(31)
Provisions for liabilities and charges	—	—	(2)
Other liabilities	—	—	(8)
Liabilities of long-term assurance funds	—	—	—
Goodwill on acquisitions	—	—	8

	—	—	204

Satisfied by:
Cash	—	—	1,597
Deferred cash/loan notes*	—	—	(1,393)

	—	—	204

*	Such items relate to the consideration for the settlement of Scottish Provident of £1,393m settled in cash and £220m in loan notes at the option of the members during 2002.

e) Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings and purchase of businesses

	2004	2003	2002
	£m	£m	£m

Cash consideration	—	—	1,597

f) Sale of subsidiary, associated undertakings and businesses

	2004	2003	2002
	£m	£m	£m

Net assets disposed of:
Cash at bank and in hand	—	11	—
Loans and advances to banks	9	26	10
Loans and advances to customers	2,423	7,780	21
Net investment in finance leases	1,349	887	887
Debt securities	6	16	—
Equity shares and other similar interests		—	—
Other assets	36	144	54
Prepayments and accrued income	2	—	—
Tangible fixed assets	1	14	1
Operating lease assets	—	75	362
Interests in associated undertakings		—	—
Deposits by banks	(386)	(56)	(12)
Customer accounts	—	(1)	—
Debt Securities in Issue	—	(23)	—
Other liabilities	(107)	(74)	(107)
Accruals and deferred income	(17)	—	—
Provisions for liabilities and charges	(194)	(266)	(262)
Goodwill disposed of	6	2	46
Goodwill written back	6	190	13
Profit on disposal	46	89	48

	3,180	8,814	1,061

Satisfied by:
Cash	3,180	8,814	1,061

g) Analysis of the net inflow of cash in respect of the sale of subsidiary and associated undertakings

	2004	2003	2002
	£m	£m	£m

Cash received as consideration	3,180	8,814	1,061
Cash disposed of	—	(11)	—

Net cash inflow in respect of sale of subsidiary and associated undertakings	3,180	8,803	1,061

Financial Statements

Notes to the Financial Statements continued

53. Retirement benefits

The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, Scottish Mutual Assurance Staff Pension Scheme, Scottish Provident Institutional Staff Pension Fund and National and Provincial Building Society Pension Fund are the principal pension schemes within Abbey, covering 62% (2003: 70%) of Abbey’s employees, and are all funded defined benefits schemes. All are closed schemes, thus under the projected unit method the current service cost will increase as members of the schemes reach retirement.

     Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary. The latest formal actuarial valuation was made at 31 March 2002 for the Amalgamated Fund, Associated Bodies Fund and Group Pension Scheme, and the Scottish Provident Institution Staff Pension Fund, 31 March 2003 for the National and Provincial Building Society Pension Fund and 31 December 2003 for the Scottish Mutual Assurance Staff Pension Scheme. In addition, there is an annual review by the appointed actuary. The results of these reviews are included in the Consolidated Financial Statements.

The main long-term financial assumptions, as stated in absolute terms, used in the 2004 annual review were:

	2004	2003
	Nominal per annum	Nominal per annum
	%	%

Investment returns	6.4	6.6
Pension increases	2.5	2.5
General salary increase	4.0	4.0
General price inflation	2.5	2.5

At the latest actuarial review date, the market value of the combined assets was £2,280m and the combined funding level was 80.6%. All of the pension fund liabilities are valued on an actuarial basis using the projected unit method. In the period ended 31 December 2004, the employer’s contribution rates to the schemes ranged between 9.9% and 49.2%. In consultation with the actuary, the agreed contribution rates for future years range from 9.8% to 52.6%.

     As shown in the table below, the pension cost reflects the regular contribution rate less amounts in respect of the surplus or deficit being recognised over the expected remaining service lives of the members of all Abbey’s schemes in accordance with SSAP 24, Accounting for pension costs. Surpluses or deficits are amortised on the basis of a percentage of payroll to align with contribution rates. The pension cost charged to the Profit and Loss Account for the year was as follows:

		Group
	2004	2003
	£m	£m

Regular cost	66	75
Amortisation of surpluses arising on pension schemes	—	—
Amortisation of deficits arising on pension schemes	50	45
Amortisation of surplus arising from fair value adjustment on acquisition of National and Provincial	2	2

Charged to profit and loss account (note 38)	118	122

During 2004 an additional £31m (2003: £15) was paid to the schemes in respect of contractual termination benefits arising from restructuring. In addition £4m (2003: £6m) was contributed to defined contribution and overseas pensions schemes.

     Balances representing the difference between amounts paid to the respective pension schemes of Abbey and any amounts charged to the Profit and Loss Account, in accordance with SSAP 24, are included in the Balance Sheet. At 31 December 2004, an asset of £21m (2003: £23m) and a liability of £40m (2003: £38m) have been included in the balance sheet accordingly. In addition, included in other assets at 31 December 2004 was an amount of £14m (2003: £15m) in respect of the unamortised pension scheme surplus assessed at the date the business of National and Provincial was purchased. This was based on an actuarial assessment of the scheme at that date and is included in the Balance Sheet in accordance with FRS 17. This balance is being amortised over the average remaining service lives of employees in the scheme as shown above.

     During 2004 an additional £31m (2003: £15m) was paid to the scheme in respect of contractual termination benefits arising from restructuring and various business disposals.

Additional disclosures required under the transition provisions of FRS 17:

Disclosures required under the transition provisions of FRS 17 are included below.

     The main long-term financial assumptions, as stated in absolute terms, under the provisions of FRS 17 are as follows:

	2004	2003	2002
	Nominal per annum	Nominal per annum	Nominal per annum
	%	%	%

Discount rate for scheme liabilities	5.4	5.5	5.75
Pension and deferred pension increases	2.8	2.7	2.4
General salary increase	4.3	4.2	3.9
General price inflation	2.8	2.7	2.4

Financial Statements

Notes to the Financial Statements continued

The fair value of the assets held by the pension schemes at 31 December 2004, and the expected rate of return for each class of assets for the current period, is as follows:

		2004		2003		2002
	Expected rate of	Fair	Expected rate of	Fair	Expected rate of	Fair
	return	value	return	value	return	value
	%	£m	%	£m	%	£m

Equities	7.25	1,265	7.25	1,150	8.0	1,477
Bonds	5.0	1,076	5.2	1,025	4.5	326
Others	5.0	152	4.4	30	4.0	77

		2,493		2,205		1,880

Pension fund liabilities are valued on an actuarial basis using the projected unit method and pension assets are stated at their fair value.

     The net pension scheme deficit measured under FRS 17 at 31 December 2004 comprised the following:

	2004	2003	2002
	£m	£m	£m

Total market value of assets	2,493	2,205	1,880
Present value of scheme liabilities	(3,689)	(3,306)	(2,722)
FRS 17 scheme deficit	(1,196)	(1,101)	(842)
Related deferred tax asset	359	330	253

Net FRS 17 scheme deficit	(837)	(771)	(589)

The following amounts would be reflected in the Profit and Loss Account and statement of total recognised gains and losses on implementation of FRS 17:

	2004	2003
	£m	£m

Amount that would be charged to operating profits:
Current service cost	120	118
Past service cost	24	15
Gains on settlements	(4)	(13)

Total operating charge	140	120
Amount that would be credited to finance income:
Expected return on pension scheme assets	(139)	(140)
Interest on pension scheme liabilities	182	160

Net return	43	20

Amount that would be recognised in the statement of total recognised gains and losses:
Actual return less expected return on pension scheme assets	104	94
Experience gains and losses arising on scheme liabilities	(10)	31
Gains arising from changes in assumptions underlying the present value of scheme liabilities	(162)	(359)

Actuarial (loss)	(68)	(234)

	2004	2003
	£m	£m

Movement on pension scheme deficits during the year:
Deficit at 1 January	(1,101)	(842)
Current service cost	(120)	(118)
Contributions	156	115
Past service cost	(24)	(15)
Gain on settlements	4	13
Other finance income	(43)	(20)
Actuarial (loss)	(68)	(234)

Deficit at 31 December	(1,196)	(1,101)

	2004	2003
	£m	£m

History of experience gains/(losses)
Difference between expected and actual return on scheme assets:
Amount (£m)	104	94
Percentage (%) of scheme assets	4.2	4.3
Experience gains/(losses) on scheme liabilities:
Amount (£m)	(10)	31
Percentage (%) of the present value of scheme liabilities	0.3	0.9
Total gain/(loss) recognised:
Gain/(loss) on change of assumptions	(68)	(234)
Percentage (%) of the present value of scheme liabilities	1.8	7.1

Financial Statements

Notes to the Financial Statements continued

If the full provisions of FRS 17 were reflected in the Consolidated Financial Statements, the Group Profit and Loss Account reserve of £1,981m would be reduced by £834m (2003: £787m) to £1,147m (2003: £1,740m). This reduction reflects the FRS 17 position shown above and the reversal of the remaining unamortised asset relating to the surplus in the National and Provincial pension fund at acquisition.

54. Directors’ emoluments and interests

Further details of Directors’ emoluments and interests are included in the Directors’ Report on pages 83 to 91.

     Ex gratia pensions paid to former Directors and the spouses of deceased Directors of Abbey in 2004, which would have been provided for previously, amounted to £54,020 (2003: £74,199).

     Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors and connected persons and officers of the Company during the year were as follows:

	Number of	Aggregate amount outstanding
	persons	£000

Directors
Loans	1	240
Quasi loans	—	—
Credit transactions	—	—

Officers (1)
Loans	—	—
Quasi loans	—	—
Credit transactions	—	—

(1)	Officers are defined as the Company Secretary and those non-Board members who, during the year, were head of a division.

Such loans were made in the ordinary course of business and the mortgage loan was provided on the same terms as those to other non-affiliated persons.

     No Director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. The Directors did not have any interests in shares or debentures of subsidiaries. Further disclosures relating to these transactions, as required under FRS 8, Related party disclosures, are given in note 56.

55. Share-based payments

Abbey granted share options to executive officers and employees principally under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme.

     Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met.

     Under the Sharesave scheme, eligible employees could elect to exercise their options either three, five or seven years after the grant date. See note 42 to the Consolidated Financial Statements for a description of the options granted under this scheme.

     The number of options authorised to be granted was limited to 10% of the total number of shares issued since conversion.

     The total compensation expense for equity-settled share based transactions recognised in the Profit and Loss Account was £12m (2003: £8m, 2002: £7m).

     The fair value of each option for 2004, 2003 and 2002 has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions:

	2004	2003	2002

Risk free interest rate	3.7%-7.3%	3.7%-7.3%	4.2% - 7.9%
Dividend growth, based solely upon average growth since 1989	14%	14%	14%
Volatility of underlying shares based upon historical volatility over five years	22.7%-42.3%	22.7%-42.3%	22.7% - 40.0%
Expected lives of options granted under:
Employee Sharesave scheme	3, 5 and 7 years*	3, 5 and 7 years*	3, 5 and 7 years*
Executive Share Option scheme	6 years	6 years	6 years
Employee Share Option scheme	5 years	5 years	5 years

*	For three, five and seven year schemes respectively.

The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period. All of the shares options prior to 12 November 2004 relate to shares in Abbey National plc. After 12 November 2004 all share options relate to shares in Banco Santander Central Hispano, S. A. On 12 November 2004 all holders of options in ordinary shares of Abbey National plc were given the option to exercise their options, to cancel their shares in return for a cash payment or to transfer their options to options in shares of Banco Santander Central Hispano, S.A.

Financial Statements

Notes to the Financial Statements continued

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme
		Weighted average		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price	Number of options	exercise price
	granted	£	granted	£	granted	£

2004
Options outstanding at the beginning of the year	15,180,932	6.27	28,328,589	3.61	8,909,143	11.07
Options granted before 12 November	2,039,702	4.61	3,877,757	3.98	—	—
Options exercised before 12 November	(4,360,768)	3.93	(1,727,980)	3.51	(4,050)	5.91
Options forfeited before 12 November	(12,501,022)	6.88	(13,094,132)	3.79	(1,666,493)	10.28
Options expired before 12 November	—	—	(12,734)	7.65	—	—
Options outstanding at 12 November	358,844	4.16	17,371,500	3.56	7,238,600	11.25
Options granted after 12 November	—	—	—	—	—	—
Options exercised after 12 November	—	—	(39,778)	3.41	(6,300)	5.91
Options forfeited after 12 November	—	—	(80,926)	4.23	(150)	5.91
Options expired after 12 November	—	—	—	—	(7,175,600)	11.30

Options outstanding at the year end	358,844	4.16	17,250,796	3.56	56,550	5.91

Options exercisable at the end of the year	11,327	5.65	—	—	56,550	5.91

The weighted-average grant-date fair value of options granted during the year		0.96		0.99		—

2003
Options outstanding at the beginning of the year	8,005,206	9.15	18,173,482	6.32	10,507,253	11.08
Options granted during the year	8,576,826	3.80	27,113,143	3.20	—	—
Options exercised during the year	(114,990)	3.98	(246,456)	4.06	(450)	5.91
Options forfeited during the year	(522,772)	8.84	(6,574,266)	5.10	(1,597,660)	11.16
Options expired during the year	(763,338)	7.13	(10,137,314)	6.39	—	—

Options outstanding at the end of the year	15,180,932	6.27	28,328,589	3.61	8,909,143	11.07

Options exercisable at the end of the year	2,859,158	8.39	—	—	2,965,128	10.59

The weighted-average grant-date fair value of options granted during the year		0.52		0.38		—

2002
Options outstanding at the beginning of the year	5,366,178	8.85	18,919,108	6.02	11,335,103	11.04
Options granted during the year	3,822,618	9.37	4,800,602	7.95	—	—
Options exercised during the year	(454,919)	6.43	(2,502,602)	5.76	(113,100)	5.91
Options forfeited during the year	(622,983)	9.53	(2,142,906)	7.34	(396,500)	11.25
Options expired during the year	(105,688)	11.91	(900,720)	7.81	(318,250)	11.25

Options outstanding at the end of the year	8,005,206	9.15	18,173,482	6.32	10,507,253	11.08

Options exercisable at the end of the year	2,098,028	9.52	39,182	4.82	561,128	5.91

The weighted-average grant-date fair value of options granted during the year		0.99		2.37		—

     The following table summarises information about the options outstanding at 31 December 2004.

Executive Share Option		Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding at	contractual life	exercise	exercisable at	exercise prices
Range of exercise prices	31/12/2004	(years)	price (£)	31/12/2004	(£)

Between £3 and £4	182,474	8.25	3.73	—	—
Between £4 and £5	165,043	9.25	4.54	—	—
Between £5 and £6	11,327	0.24	5.65	11,327	5.65

	358,844			11,327

Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.

Employee Share Option Scheme		Options outstanding			Options exercisable
Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding at	contractual life	exercise	exercisable at	exercise prices
Range of exercise prices	31/12/2004	(years)	price (£)	31/12/2004	(£)

Between £5 and £6	56,550	1.66	5.91	56,550	5.91

Financial Statements

Notes to the Financial Statements continued

56. Related party disclosures

a) Transactions with directors, executive officers and their close family members

Directors, executive officers and members of their close families have undertaken the following transactions with Abbey in the course of normal banking and life assurance business.

		Amounts in respect of directors,
		executive officers (1) and their
	Number of directors and	close family members 2004
	executive officers (1) 2004	£000

Secured loans, unsecured loans and overdrafts
Net movements in the year	—	226
Balances outstanding as at 31 December	1	240
Deposit, bank and instant access accounts and investments
Net movements in the year	(1)	915
Balances outstanding as at 31 December	8	2,080
Life assurance policies
Net movements in the year	1	(57)
Total sum insured/value of investment	3	50

		Amounts in respect of directors,
		executive officers (1) and their
	Number of directors and	close family members 2003
	executive officers (1) 2003	£000

Secured loans, unsecured loans and overdrafts
Net movements in the year	1	(375)
Balances outstanding as at 31 December	1	14
Deposit, bank and instant access accounts and investments
Net movements in the year	9	(3,310)
Balances outstanding as at 31 December	9	1,165
Life assurance policies
Net movements in the year	1	7
Total sum insured/value of investment	2	107

(1)	Executive officers are defined as the Company Secretary and those non-Board members who during the year were head of a Division.

Directors have also undertaken sharedealing transactions through an execution only stockbroker subsidiary company of an aggregate net value of £2,280,413. The transactions were on normal business terms and standard commission rates were payable.

     Secured and unsecured loans are made to Directors, executive officers and their close family members on the same terms and conditions as applicable to other employees within Abbey.

     Amounts deposited by Directors, executive officers and their close family members earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within Abbey. Such loans did not involve more than the normal risk of collectibility or present other infavourable features.

     Life assurance policies and investments are entered into by Directors, Executive Officers and their close family members on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within Abbey. Abbey entered into these loan agreements in the ordinary course of business, with terms prevailing for comparable transactions with others and these did not involve more than the normal risk of collectibility or present other unfavourable features.

b) Transactions with associated undertakings

Abbey National plc holds a 50% share in PSA Finance plc (PSA), a subsidiary of Peugeot SA. PSA is a finance organisation providing financial services to the Peugeot-Citroën car dealership network. The income receivable from Abbey’s interest in PSA amounted to £6m (2003: £12m) in the year.

     Abbey has a 25% interest in EDS Credit Services Ltd, a subsidiary of Electronic Data Systems Ltd. Electronic Data Systems Ltd is a professional services firm specialising in information technology. The income receivable from Abbey’s interest in EDS Credit Services Ltd amounted to £nil (2003: £nil) in the period.

     Balances outstanding between Abbey and associated companies at 31 December 2004 are detailed in note 32. Further details of Abbey’s interests in associated undertakings are shown in note 23.

c) Transactions with Long-term Assurance Funds

The long-term assurance funds are related parties for the purposes of this disclosure because the assets and liabilities of the long-term assurance funds are included in the Balance Sheet.

     At 31 December 2004, Abbey entities owed £666m (2003: £858m) to, and were owed £1,354m (2003: £411m) by, the long-term assurance funds. Of these respective amounts £662m (2003: £852m) relates to amounts deposited by the long-term assurance funds with non-life assurance entities, and £1,327m (2003: £376m) relates to amounts owed by the long-term assurance funds to non-life assurance entities. The remaining amounts represent balances between the long-

Financial Statements

Notes to the Financial Statements continued

term assurance funds and the shareholders’ funds of the life assurance businesses. In addition, the long-term assurance funds have lent £1,930m (2003: £1,647m) of investment assets to a subsidiary of Abbey National Treasury Services under stock lending agreements at 31 December 2004.

     Included in Fees and commissions receivable in the year is an amount of £17m (2003: £27m) receivable from the long-term assurance fund of Abbey National Life plc in respect of life assurance products sold through the retail branch network, and an amount of £nil payable (2003: £272m receivable) to the long-term assurance funds of Abbey National Life and Scottish Mutual Assurance in respect of option premiums paid from/to Abbey Financial Markets.

     During the year Abbey National Financial Investment Services plc incurred costs amounting to £213m (2003: £223m) on behalf of the long-term assurance funds. All such costs were recharged to the long-term assurance funds and included within the charge to income from long-term assurance business. Included within fees and commissions receivable are management fees received by Abbey National Financial Investment Services totalling £200m (2003: £200m) from the long-term assurance funds.

     Details of transfers of funds between shareholders’ funds and long-term assurance funds are provided in note 21. Included within assets of long-term assurance funds and liabilities of long-term assurance funds are amounts owing between the long-term assurance funds of £6m (2003: £15m).

     The value of the funds’ holdings in internally managed unit trusts amounted to £4,438m (2003: £4,604m) at 31 December 2004. The unit trusts are managed by Abbey National Unit Trust Management Ltd, Scottish Mutual Investment Fund Managers Ltd, Scottish Mutual Investment Managers Ltd and Abbey National Asset Managers Ltd.

d) Subsidiary undertakings

In accordance with Financial Reporting Standard 8 “Related Party Disclosures” (“FRS 8”), transactions or balances between group entities that have been eliminated on consolidation are not reported.

e) Parent undertaking and controlling party

Since 12 November 2004 the company’s immediate and ultimate parent, and controlling party is Banco Santander Central Hispano, S.A. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander Central Hispano, S.A. copies of which may be obtained from Grupo Santander, Shareholder Department, Grupo Santander, Santander House, 100 Ludgate Hill, London EC4M 7NJ.

57. Profit/(Loss) on sale or termination of a business

As a consequence of the acquisition of Abbey by Banco Santander Central Hispano, S.A. in November 2004, certain decisions were made to reorganise certain areas of the business. As a result, a loss of £31m has been recognised during the year in relation to the exit of particular parts of the business. A loss of £33m was recognised in 2003 as a result of Abbey’s reorganisation announced in February 2003. The total charge comprises £11m (2003: £16m) of employee redundancy costs and £20m (2003: £17m) of other costs.

	2004	2003
	£m	£m

Opening balance	33	—
Transfer to profit and loss	31	33
Utilised	(15)	—

Closing balance	49	33

58. Differences between UK and US GAAP

The significant differences applicable to Abbey’s Consolidated Financial Statements are summarised below.

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

US GAAP Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets”, requires that goodwill resulting from acquisitions be capitalised. Goodwill balances are not amortised, but are subject to an annual impairment test at a reporting unit level. Goodwill is written off to the extent that it is judged to be impaired. Prior to the adoption of SFAS 142, goodwill resulting from acquisitions was capitalised and amortised in the consolidated statement of net income over the period in which the benefits were estimated to accrue.

     In the course of 2002 Abbey recorded an impairment of £604m related to the goodwill on Scottish Provident Limited. UK GAAP requires impairment analysis at the income generating unit level. Under US GAAP, Abbey tested Scottish Provident Limited for impairment at the reporting unit level. As a result of this difference in analysis and the US GAAP book value of Scottish Provident Limited being approximately £1.4bn less due to differences in accounting for shareholders’ interest in long-term assurance business, there is no similar impairment of goodwill under US GAAP.

Financial Statements

Notes to the Financial Statements continued

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

US GAAP The American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1 “Accounting for the costs of computer software developed or obtained for internal use” requires certain costs relating to software developed or obtained for internal use to be capitalised and amortised on a straight-line basis over the expected useful life of the software. Capitalised software costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount is not recoverable and exceeds its fair value.

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

US GAAP SFAS 87, “Employers Accounting for Pensions”, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

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

     For assets leased to customers under operating leases, income and depreciation are recognised in the Profit and Loss account using either the actuarial after-tax method or the straight-line method, depending on the nature of the operating lease.

     In connection with a sale and leaseback, for the seller/lessee, a gain on sale is recognised where the leaseback is an operating lease.

US GAAP For lessors, finance lease income is recognised so as to give a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. For lessees, the general principles of UK GAAP and US GAAP are similar, however the latter has more stringent requirements to classify leases as finance leases. These requirements are outlined in SFAS 13, “Accounting for Leases”, and include, among other things, an assessment of whether the lease contains a bargain purchase option and a minimum lease term of 75% of the leased asset’s useful life. All other leases are classified as operating leases.

     For assets leased to customers under operating leases, income and depreciation are recognised in the Profit and Loss account using the straight-line method.

     In connection with a sale and leaseback, for the seller/lessee, US GAAP precludes the immediate recognition of a gain under certain conditions on a sale where the leaseback is an operating lease. Rather this gain is deferred and amortised over the life of the contract.

Shareholders’ interest in long-term assurance business

UK GAAP Abbey accounts for its life assurance operations using the embedded value basis of accounting, under UK GAAP applicable to banking groups. An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value which may be attributed to future new business. The embedded value is the sum of the shareholders’ share of net assets of the life assurance company and the present value of the shareholders’ share of emerging surplus from the existing business. The value of the existing business is calculated by projecting future net cash flows using appropriate economic and actuarial best estimate assumptions and the result discounted at a rate which reflects the shareholders’ overall risk premium.

     In Abbey’s balance sheet, the shareholders’ and policyholders’ interests in the long-term assurance business are shown separately as one-line items in order to reflect their different nature. The value of the long-term assurance business represents the embedded value described above. Assets of long-term assurance funds mainly consist of investments held in the long-term assurance funds either on behalf of policyholders, or which have not yet been allocated to either the policyholders or the shareholder. Liabilities of long-term assurance funds mainly comprise policyholder benefits provisions.

Financial Statements

Notes to the Financial Statements continued

US GAAP Except as regards acquired blocks of business the net present value of the profits of the in-force business is not recognised under US GAAP. Contracts which cover with-profits pension (with minimal insurance risk), unitised with-profits, unit linked and annuity in payment policies are classified as universal life, investment or limited payment policies and accounted for in accordance with SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realised Gains and Losses from the Sale of Investments.” Contracts for all other policies with significant mortality and/or morbidity risk including endowment, term and whole of life policies are accounted for in accordance with SFAS 60, “Accounting and Reporting by Insurance Enterprises.”

Revenue Recognition

UK GAAP The change in embedded value during any reported period adjusted for any dividends declared or capital injected, and grossed up at the underlying rate of corporation tax, is reflected in Abbey’s Profit and Loss Account as income from life assurance business.

US GAAP Premiums for SFAS 60 products are recognised as revenue when due from policyholders and the costs of claims are recognised when insured events occur. Acquisition costs are charged to the Profit and Loss Account in proportion to premium revenue recognised. Premiums for universal life and investment contracts are applied as increases to policyholder account balances when received. Revenues derived from these policies consist of mortality charges, policy administration charges, investment management fees and surrender charges that are deducted from the policyholder account balances. Premiums and policy charges received from customers that relate to future periods are deferred until the period to which they relate and are recorded as a deferred income liability. For limited payment contracts, the excess of the gross premium over the US GAAP net benefit premium is deferred and amortised in relation to expected future benefit payments. For investment and universal life contracts, policy charges that relate to future periods and related acquisition costs are deferred and amortised in relation to expected gross profits. Expected gross profits are projected on current best estimate assumptions with no provisions for adverse deviation. Costs of claims are recognised when insured events occur. To the extent that a reinsurance contract does not, despite its form, provide for indemnification of the insured by the reinsurer against loss or liability, the premium paid less the amount of the premium to be retained by the reinsurer is accounted for as a deposit by the insured company.

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

Policyholder liabilities

UK GAAP Future policyholder benefit provisions included in Abbey’s balance sheet are calculated, under UK GAAP applicable to banking groups, using approved actuarial methods (such as net and gross premium methods) for with-profit life insurance and other protection-type policies and are based on fund value for unitised with-profits insurance policies and investment-type policies. Net premiums are calculated using assumptions for interest, mortality, morbidity and expenses. These assumptions are determined as prudent best estimates at the date of valuation. Liabilities are not established for future annual and terminal bonus declarations.

US GAAP For SFAS 97 defined products, the liability is represented by the policyholder’s account balance before any applicable surrender charges. Policyholder benefit liabilities for products defined by SFAS 60 are developed using the net level premiums method. Assumptions for interest, mortality, morbidity withdrawals and expenses are prepared using best estimates at date of policy issue (or date of company acquisition by Abbey, if later) plus a provision for adverse deviation based on the insurer’s experience.

With-profits business

With-profits policies entitle the policyholder to participate in the surplus within the with-profits life fund of the insurance company which issued the policy. Regular bonuses are determined and declared annually by the issuing company’s Board of Directors on the advice of the with-profits actuary. Bonuses take the form of additional benefits which are only paid on termination of the policy. The bonuses that may be declared are highly correlated, over a period of time, to the overall performance of the underlying assets and liabilities of the fund in which the contract is invested over that same period of time. Bonuses are designed to provide policyholders with a share of the total performance of the fund during the period of the contract broadly consistent with the “asset share” of the individual contract.

     The contract for with-profits business written into the with-profits fund provides that approximately 90 per cent of the surplus arising from the net assets of the fund which is distributed is allocated to policyholders in the form of either annual bonuses or terminal bonuses which are allocated at the end of the contract. For unitised with-profits business written into the with-profits fund all of the surplus that is distributed is allocated to policyholders as bonus.

UK GAAP All amounts in the with-profits funds not yet allocated to policyholders or shareholders are recorded in the liabilities attributable to policyholders on Abbey’s balance sheet.

US GAAP A liability is established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund is allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprises the obligation of the insurance company to the policyholders. Any deficit arising in the with-profit fund is provided for in full.

Financial Statements

Notes to the Financial Statements continued

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

US GAAP The guaranteed annuity option is considered to only give rise to a mortality risk when the right to purchase is exercised by the policyholder. If purchased, the annuity is a new contract and evaluated under SFAS 97 at that time. As a result of the adoption of SOP 03-1, an additional liability has been recognised to allow for potential benefits in addition to the account balance that are payable only upon annuitisation.

Investments in securities

UK GAAP Securities held for investment purposes are stated at cost adjusted for any amortisation of premium or discount. Provision is made for any impairment in value.

     All securities not held for investment purposes are stated at fair value and profits and losses arising from this revaluation are taken to the profit and loss account. Debt and Equity securities are periodically reviewed on a case-by-case basis to determine whether any decline in fair value below the carrying value is an indication of impairment. A review for impairment of a security includes, among other things, consideration of the credit risk associated with the security, including an assessment of the likelihood of collection of amounts due pursuant to the contractual terms of the security in excess of the cost of the security.

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

     Securities classified as trading represent securities that Abbey bought and holds principally for the purpose of selling them in the near term. Trading securities are accounted for in the same way as securities not held for investment purposes under UK GAAP. Debt and Equity securities classified as available for sale represent securities not classified as either held to maturity or trading securities. Available for sale securities are reported at fair value. Where a security, or proportion of a security, is unhedged, the unrealised gains and losses are excluded from earnings and reported in a separate component of shareholders’ funds. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds. Where a security, or a proportion of a security, is hedged by a fair value hedge, the unrealised gain or loss on both the security and the derivative financial instrument hedging the available for sale security will be taken to earnings.

     Securities classified as either available-for-sale or held-to-maturity are required to be reviewed on an individual basis to identify whether their fair values have declined to a level below amortised cost and, if so, whether the decline is other-than-temporary. Provision is reflected in earnings as a realised loss for any impairment that is considered to be other-than-temporary. If it is probable that an investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment is considered to have occurred. Recognition of other-than-temporary impairment may be required as a result of a decline in a security’s value due to deterioration in the issuer’s creditworthiness, an increase in market interest rates or a change in foreign exchange rates since acquisition. Other circumstances in which a decline in the fair value of a debt security may be other-than-temporary include situations where the security will be disposed of before it matures or the investment is not realisable.

     Emerging Issues Task Force (EITF) pronouncement EITF 99-20 “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitised Financial Assets” (EITF 99-20) requires impairment testing on applicable asset backed securities to be performed using a discounted cash flow model on an individual security basis. If the present value of the security’s original cash flows estimated at the initial transaction date (or the last date previously revised) is greater than the present value of the current estimated cash flows at the financial reporting date, an other-than-temporary impairment is usually considered to have occurred. The security is written down to fair value (i.e. the present value of the current estimated cash flows) with the resulting change being included in income. In 2003, Abbey reviewed its UK impairment testing procedures and adopted the specific impairment testing methodology required by EITF 99-20 for applicable asset backed securities for UK GAAP purposes.

     If an impairment loss is recognised, the cost basis of the individual security is written down to fair value as a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

     Providing a general allowance for unidentified impairment losses in a portfolio of securities is not permitted.

Loan origination fees and costs

UK GAAP Loan origination fees received in respect of services provided are taken to the Profit and Loss Account when the related services are performed. Where loan origination fees or costs are in the nature of interest or income, they are recognised in the profit and loss account over the expected life of the transaction to which they relate or over the period of time in which Abbey has the right to recover the incentives in the event of early redemption.

Financial Statements

Notes to the Financial Statements continued

US GAAP To the extent that loan origination fees are not offset by related direct costs, they are deferred and amortised through the Profit and Loss Account over the life of the loan, in accordance with SFAS 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Losses”. Abbey includes estimates of future prepayments in the calculation of constant yield. These estimates are based on detailed mortgage prepayment models.

Securitised assets

UK GAAP Under FRS 5, “Reporting the substance of transactions”, where assets are financed in such a way that the maximum loss that Abbey can suffer is limited to a fixed monetary amount, whilst not changing in any significant way the entity’s access to the benefits (including servicing fees) or risks of holding those assets, then providing certain conditions are met the assets remain on balance sheet and any finance received is deducted from the assets. Specifically, paragraph D8(c) of Application Note D to FRS 5, stipulates that derecognition is not appropriate where the originator retains rights to further sums, including among other things, in the form of servicing fees. Such treatment is referred to as ‘linked presentation.’ Special purpose vehicles are treated as quasi-subsidiaries and are consolidated where the risks and rewards from operations are similar to those which would be obtained for a subsidiary.

US GAAP SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, requires that after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished. The statement contains rules for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The interests that Abbey retains in its securitisation transactions are interest-only securities. Contrary to UK GAAP, the retention of a servicing asset does not, of itself, preclude the transfer of financial assets to be treated as a sale. In accordance with SFAS 140, Abbey treats its securitisations of mortgage loans as sales and, where appropriate, recognises a servicing asset and an interest receivable asset. The servicing asset is amortised over the periods in which the benefits are expected to be received and the receivable is accounted for as an available for sale security.

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

     The majority of Abbey’s hedging contracts are transacted with an in-house risk management and trading operation, Abbey National Financial Products, in order to manage financial risks with external markets efficiently. Abbey National Financial Products transfers substantially all such risks into external markets on a portfolio basis in order to benefit from economies of scale, managing risk within predetermined limits. In Abbey’s accounts, derivatives held as non-trading instruments are accounted for on an accruals basis.

US GAAP SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities”, requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which Abbey is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

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

     The majority of Abbey’s hedges are undertaken with its in-house trading operation, Abbey National Financial Products. Abbey National Financial Products match internal hedges with third party derivatives on an aggregate rather than individual basis and hedges the net outstanding position where Abbey has assets and liabilities, which largely offset the overall risk to Abbey. These hedges do not qualify under SFAS 133 to be treated as cash flow, fair value or foreign exchange hedges. For this reason, such contracts are restated at market value for the purposes of the US GAAP reconciliation.

Restructuring costs

UK GAAP Provisions for vacant property may be recognised at the date when the decision has been taken to vacate the property.

US GAAP Provisions for vacant property can only be recognised when the property has been vacated.

Financial Statements

Notes to the Financial Statements continued

Derecognition of liabilities

UK GAAP A debt may be derecognised for financial reporting purposes when it is beyond reasonable doubt that performance will not be required under the obligation.

US GAAP A debt is considered extinguished for financial reporting purposes only when the debtor pays the creditor and is relieved of all its obligations with respect to the debt; or the debtor is legally released as the primary obligor under the debt, either judicially or by the creditor.

Consolidation

UK GAAP A company is required to consolidate all its subsidiary undertakings.

US GAAP A company is required to consolidate variable interest entities for which it is deemed to be the primary beneficiary and to deconsolidate variable interest entities for which it is not deemed to be the primary beneficiary.

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

US GAAP Under SFAS 109 “Accounting for Income Taxes” deferred tax assets and liabilities are recorded for all temporary differences. A valuation allowance is recorded against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised. Deferred tax is provided on enacted tax rates.

59. Current developments in UK and US GAAP

FAS 150: Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 addresses how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires an issuer to classify a financial instrument that is within its scope as a liability (or asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. SFAS 150 did not have a material impact on Abbey’s financial position or results of operations.

FIN 46 R: Consolidation of Variable Interest Entities.

In January 2003, the FASB released FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) which was revised by the FASB in December 2003. The revised interpretation (FIN 46R) changes the method of determining whether certain entities, including securitisation entities, should be included in Abbey’s Consolidated Financial Statements. An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involve, or are conducted on behalf of, an investor with a disproportionately small voting interest. A variable interest entity is consolidated by its primary beneficiary, which is the party involved with the variable interest entity that has a majority of the expected losses or a majority of the expected residual returns or both.

     Abbey has adopted the provisions of FIN 46R to all the entities subject to this interpretation.

     The impact on the adoption of FIN 46 R is reflected in note 62(h) on page 174.

EITF 03-1: The Meaning of Other -Than -Temporary Impairment and Its Application to Certain Investments

In March 2004, the FASB ratified EITF Issue No 03-1, “The Meaning of Other -Than -Temporary Impairment and Its Application to Certain Investments” which provides guidance on recognising other-than-temporary impairments on certain investments. The issue is effective for other-than-temporary impairment evaluations for investments accounted for under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, as well as non-marketable securities accounted for under the cost method. The measurement provisions of this issue have been indefinitely deferred.

     The disclosures now required are set out on page 172.

Financial Statements

Notes to the Financial Statements continued

EITF 03-7: Accounting for the settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to be Settled in Stock (Instrument C in issue 90-19)

In August 2003, the FASB ratified EITF 03-7, “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to be Settled in Stock (Instrument C in issue 90-19)”. EITF 03-7 addresses how an issuer should account for the partial cash-based and partial stock-based settlement of a debt instrument that is structured in the form of an Instrument C of EITF 90-19. Upon the settlement of the debt by payment of the principal in cash and settlement of the conversion spread with stock, only the cash payment is to be included in the computation of the gain or loss on extinguishment of the debt. EITF 03-7 is applied prospectively for transactions or arrangements entered into by Abbey after 1 January 2004. The adoption of EITF 03-7 did not have a material impact on Abbey’s financial position or results of operations.

EITF 03-11: Reporting Gains and Losses on Derivative Instruments that are Subject to FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and “Not Held for Trading Purposes” as defined in EITF Issue No. 02-03, “Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities”

In August 2003, the FASB ratified EITF 03-11, “Reporting Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities”, and “Not Held for Trading Purposes” as Defined in EITF Issue No. 02-3, “Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities”. EITF 03-11 requires companies, when determining whether realised gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis, to make such determinations as a matter of judgement that depends on the relevant facts and circumstances.

     EITF 03-11 is to be applied prospectively for transactions or arrangements entered into by Abbey after 1 January 2004. The application of EITF 03-11 did not have a material impact on Abbey’s financial position or results of operations.

SOP 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts.

In July 2003, the AICPA issued Statement of Position (SOP) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the accounting for annuitisation options. SOP 03-1 also addresses the capitalisation and amortisation of sales inducements to contract holders. SOP 03-1 is effective for fiscal years beginning after 15 December 2003.

     The impact of SOP 03-1 on Abbey’s results of operations and financial condition is included in the US GAAP reconciliation in the adjustment “Shareholders’ interest in long-term assurance business”.

SAB 105: Application of Accounting Principles to Loan Commitments

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 105, “Application of Accounting Principles to Loan Commitments”. SAB 105 requires that the fair value measurement of loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or servicing rights. The guidance in SAB 105 must be applied to loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on Abbey’s financial position or results of operations.

Financial Statements

Notes to the Financial Statements continued

60. Future developments in US GAAP

SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer

In December 2003, the AICPA issued Statement of Position 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations, but does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows over the investor’s initial investment in the loan. The SOP requires that the excess of contractual cash flows over cash flows expected to be collected (non-accretable difference) not be recognised as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 also prohibits investors from displaying accretable yield and non-accretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognised prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognised as impairment.

     SOP 03-3 is effective for loans acquired in fiscal years beginning after 15 December 2004. Abbey does not expect the adoption of SOP 03-3 to have a material impact on the company’s financial position or results of operations.

FAS 123 R

On December 16, 2004, the FASB issued FASB Statement (“SFAS”) No. 123 (revised 2004) “Share-Based Payment”, which is a revision of SFAS 123, “Accounting for Stock-Based Compensation”. SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its interpretations, and amends SFAS 95, “Statement of Cash Flows”. Generally, the approach to accounting for share-based payments in SFAS 123R is similar to the fair-value approach permitted in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Abbey does not expect the adoption of SFAS 123R to have a material impact on the company’s financial position or results of operations.

FASB Staff Position 97-1, “Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability”

On June 18, 2004, FASB Staff Position 97-1 was issued to clarify the accounting requirements of SFAS 97. SFAS 97 requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. Paragraph 26 of SOP 03-1 cites one situation (assessments resulting in profits in early years and losses in subsequent years from the insurance benefit function) for which the recognition of an unearned revenue liability is required. FASB Staff Position 97-1 clarifies that this requirement of SOP 03-1 does not amend SFAS 97 and does not limit the requirement of SFAS 97 to recognise a liability for unearned revenue only to those situations where profits are expected to be followed by losses. Abbey does not expect the adoption of FASB Staff Position 97-1 to have a material impact on the company’s financial position or results of operations.

International Accounting Standards (IAS)

Abbey, in line with all companies listed on exchanges in the European Union, will be required to prepare its financial statements in accordance with IAS from 1 January 2005. Abbey is currently assessing the impact of this change on its US GAAP reconciliations. For further details on the conversion of IAS, see page 15.

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

	2004	2003(1)	2002(1)
Income statement	£m	£m	£m

Profit/(loss) attributable to the shareholders of Abbey National plc — UK GAAP	80	(699)	(1,161)
Dividends on preference shares	(48)	(60)	(62)

	32	(759)	(1,223)
US GAAP adjustments:
Goodwill	5	22	714
Other intangible assets	(162)	(53)	(120)
Computer software	(109)	(42)	(24)
Pensions cost	(78)	(7)	(28)
Securitisation	30	37	26
Shareholders’ interest in long-term assurance business	109	270	(673)
Derivatives and hedging activities	54	303	(138)
Loan origination fees and costs	12	37	73
Leasing	1	(30)	94
Other	(66)	2	(37)
Tax effect on the above adjustments	104	92	(71)

Net (loss)/income available to ordinary shareholders — US GAAP	(68)	(128)	(1,407)

Net income/(loss) from continuing operations — US GAAP	(103)	278	(676)
Net (loss)/income of discontinued operations — US GAAP	35	(406)	(731)

Net (loss)/income available to ordinary shareholders — US GAAP	(68)	(128)	(1,407)

(Loss)/earnings per 10 pence ordinary share:
- from continuing operations
- basic and diluted	(7.1)p	19.2p	(47.5)p
- from discontinued operations
- basic and diluted	2.4p	(28.0)p	(50.7)p
- from net (loss)/income available to ordinary shareholders
- basic and diluted	(4.7)p	(8.8)p	(98.2)p

	2004	2003(1)
Shareholders’ funds	£m	£m

Shareholders’ funds including non-equity interests — UK GAAP	4,924	5,331
US GAAP adjustments:
Goodwill	678	673
Other intangible assets	89	251
Computer software	8	117
Pensions cost	(583)	(464)
Securitisation	368	310
Shareholders’ interest in long-term assurance business	(935)	(1,044)
Derivatives and hedging activities	206	152
Loan origination fees and costs	70	58
Leasing	(197)	(198)
Other	(138)	(72)
Securities and investments	52	89
Dividend payable	—	242
Tax effect on the above adjustments	301	184

Shareholders’ funds — US GAAP	4,843	5,629

(1)	Restated for the matters described in note 62 (t).

Financial Statements

Notes to the Financial Statements continued

62. Further note disclosures on differences between UK and US GAAP, and certain additional US disclosures

a) Goodwill and other intangible assets

The following tables provide analyses of goodwill and intangible assets included in the balance sheet under US GAAP for the two years ended 31 December 2004, and 2003.

     The changes in the carrying amounts of goodwill, by segment, for the years ended 31 December 2004, and 2003 are as follows:

					Motor
	Banking	Investment			Finance &
	and	and	General	Wholesale	Litigation		Group
	savings	protection	Insurance	Banking	Funding	Other	Total
Goodwill	£m	£m	£m	£m	£m	£m	£m

Carrying value at 1 January 2004	257	674	4	70	—	9	1,014
Disposals	(3)	(2)	(4)	—	—	(9)	(18)
Other movements	—	—	—	(1)	—	—	(1)

Carrying value at 31 December 2004	254	672	—	69	—	—	995
Total Goodwill capitalised per UK GAAP	90	227	—	—	—	—	317
US/UK GAAP adjustment to shareholders’ funds	164	445	—	69	—	—	678

					Motor
	Banking	Investment			Finance &
	and	and	General	Wholesale	Litigation		Group
	savings	protection	Insurance	Banking	Funding	Other	Total
	£m	£m	£m	£m	£m	£m	£m

Carrying value at 1 January 2003	273	674	4	70	190	11	1,222
Disposals	—	—	—	—	(190)	(4)	(194)
Other movements	(16)	—	—	—	—	2	(14)

Carrying value at 31 December 2003	257	674	4	70	—	9	1,014
Total Goodwill capitalised per UK GAAP	95	240	—	—	—	6	341
US/UK GAAP adjustment to shareholders’ funds	162	434	4	70	—	3	673

	Year ended 31 December
	2004	2003
Other intangible assets	£m	£m

Arising on consolidation
At 1 January	675	675
Transfers from goodwill	—	—
Additions	—	—

At 31 December	675	675
Amortisation
At 1 January	424	371
Impairments	135	—
Charge for the year	27	53

At 31 December	586	424

Net book value
Total capitalised per US GAAP	89	251
Total capitalised per UK GAAP	—	—

US GAAP adjustment to shareholders’ funds	89	251
Total US GAAP adjustments to shareholders’ funds for goodwill and other intangible assets	767	924

Total net book value of £89m (2003: £251m) consists of core deposits £51m (2003: £64m), trademarks £20m (2003: £21m) and distribution channels £18m (2003: £166m).

     Abbey reviewed its other intangible assets for impairments, in accordance with the requirements of SFAS 142. In 2004, an impairment in the value of distribution channels was recognised due to the expectation of reduced profitability in a competitive UK protection market through the independent financial adviser channels in place at the date of Scottish Provident’s acquisition. No impairment charge was required in any of the other periods presented.

     All intangible assets (excluding goodwill) are amortised over their estimated average life. The estimated future amortisation expense is as follows:

Year ended 31 December:	£m

2005	17
2006	17
2007	17
2008	11
2009	3

Financial Statements

Notes to the Financial Statements continued

b) Tangible fixed assets

The following tables provide analyses of tangible fixed assets included in the Balance Sheet under US GAAP for the two years ended 31 December 2004 and 2003.

	Year ended 31 December
	2004	2003
Computer software	£m	£m

Cost or valuation
At 1 January	357	333
Additions	25	34
Disposals	(117)	(10)

At 31 December	265	357

Amortisation
At 1 January	240	173
Disposals	(99)	(4)
Impairment	48	—
Charge for the year	68	71

At 31 December	257	240

Net book value
Total capitalised per US GAAP	8	117
Total capitalised per UK GAAP	—	—

US GAAP adjustment to shareholders’ funds	8	117

Abbey reviewed its computer software for impairments, in accordance with the requirements of SFAS 144. In 2004, the amounts previously capitalised were disposed/impaired following the Banco Santander Central Hispano S.A. acquisition.

	Year ended 31 December
	2004	2003
Investment properties	£m	£m

Cost or valuation
At 1 January	1,309	1,320
Additions	78	120
Disposals	(223)	(131)

At 31 December	1,164	1,309

Amortisation
At 1 January	111	65
Disposals	(30)	(4)
Charge for the year	73	50

At 31 December	154	111

Net book value	1,010	1,198

c) Pension costs

For the purposes of US GAAP, Abbey adopts the provisions of SFAS 87, Employers Accounting for Pensions, as amended by SFAS 132, Employers’ Disclosures about Pensions and Other Post-retirement Benefits, in respect of its pension plans, The Abbey National Amalgamated Pension Fund, the Scottish Mutual Assurance plc Staff Pension Scheme, the National and Provincial Pension Fund, the Abbey National Group Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Abbey National Associated Bodies Pension Fund. The components of the estimated net periodic pension cost computed under SFAS 87 are as follows:

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Service cost	124	122	145
Interest cost	182	160	145
Expected return on assets	(140)	(152)	(155)
Amortisation of initial transition amount	—	(10)	(8)
Special termination benefits	24	15	—
Recognised (gain)/loss	52	8	(1)
Recognised prior service cost	1	2	2

Net periodic pension cost	243	145	128

The pensions costs calculated under UK and US GAAP are not directly comparable due to different treatment of amounts charged to life businesses.

Financial Statements

Notes to the Financial Statements continued

     The following table sets forth a reconciliation of beginning and ending balances of the projected benefit obligation:

	Year ended 31 December
	2004	2003
	£m	£m

Benefit obligation at beginning of the year	3,357	2,798
Service cost	124	122
Interest cost	182	160
Members’ contributions	14	17
Business transfer	—	50
Special termination benefits	24	15
Settlements and curtailments	(44)	—
Actuarial loss	161	276
Benefits paid	(88)	(81)

Benefit obligation at end of year	3,730	3,357

The following table sets forth a reconciliation of the fair value of plan assets for the period 1 January to 31 December.

	Year ended 31 December
	2004	2003
	£m	£m

Fair value of plan assets at beginning of year	2,204	1,880
Actual return on plan assets	243	231
Business transfer	—	42
Settlements	(40)	—
Employer contributions	156	115
Employee contributions	14	17
Benefits paid	(88)	(81)

Fair value of plan assets at end of year	2,489	2,204

The following table sets forth the funded status of the plans.

	Year ended 31 December
	2004	2003
	£m	£m

Funded status	(1,241)	(1,153)
Unrecognised prior service cost	1	2
Unrecognised loss	934	937

Accrued liabilities	(306)	(214)

The estimated accumulated benefit obligation at 31 December 2004 amounted to £3,090m (2003: £2,675m). This requires a minimum additional liability of £304m to be recognised, of which £263m was recognised in 2003.

     For the purposes of amortising gains and losses the “10% corridor” has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three-year period. The financial assumptions used to calculate the projected benefit obligations for the principal pension plans listed above were as follows:

	Year ended 31 December
	2004	2003
	%	%

Discount rate (Weighted Average)	5.4	5.5
Rate of pay escalation	4.3	4.2
Rate of pension increase	2.8	2.7

Abbey determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of equities and bonds set at the beginning of the year, offset by actual returns during the year. Year end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors, and in house expertise.

The financial assumptions used to determine the net period benefit cost for the principal pension plans listed above were as follows.

	Year ended 31 December
	2004	2003
	%	%

Discount rate (Weighted Average)	5.5	5.75
Rate of pension increase	2.7	2.4
Rate of return on assets	6.25	6.5

Financial Statements

Notes to the Financial Statements continued

Abbey expects to contribute £109m to its defined benefit pension plans in 2005. The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ended 31 December:	£m

2005	89
2006	95
2007	103
2008	111
2009	119
Five years ended 31 December 2014	752

Abbey’s pension scheme did not hold any equity securities of Abbey or any of its related parties at 31 December 2004 (2003: nil). In addition, Abbey does not hold insurance policies over the plans, nor has Abbey entered into any significant transactions with the plans.

     £24m of contractual termination benefits are included in net periodic pension costs. This additional charge was brought about due to the restructuring announcement by Banco Santander Central Hispano, S.A.

Abbey’s contribution to defined contribution plans in 2004 was £120m (2003: £96m).

     The trustees of the Abbey National Pension schemes are required under the Pensions Act 1995 to prepare a statement of principles governing investment decisions. The principal duty of the trustees is to act in the best interest of the members of the schemes and have developed the following investment policies and strategies:

>	To maintain a portfolio of suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the Fund provides, as set out in the Trust Deed and Rules.

>	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter term basis as required by prevailing legislation.

>	To minimise the long-term costs of the Fund by maximising the return on the assets whilst having regard to the objectives shown above.

The statement of investment principles has set the target allocation of plan assets at 50% UK equities, 30% Bonds and 20% gilts which is unchanged from 2003. The year end allocation was 51% Equities, 22% Bonds, 21% Gilts, 6% Property and other assets. The corresponding allocations at the end of 2003 were 52% Equities, 26% Bonds, 20% Gilts, 2% Property and other assets.

     The expected asset returns by class are equities 8.00%, Bonds 5% and Gilts 4.6%. The overall long-term rate of return on the assets employed has been determined after considering projected movements in asset indices.

d) Leasing

Under US GAAP, SFAS 13 requires the following disclosures relating to finance and operating leases at 31 December 2004 and 2003.

     The net investment in direct finance leases at 31 December 2004 and 2003 is as follows:

	2004	2003
	£m	£m

Total minimum lease payments to be received	320	4,122
Amounts representing estimated executory costs	(15)	(18)

Minimum lease payments receivable	305	4,104
Unearned income	(113)	(1,590)

Net investment in direct financing leases	192	2,514

At 31 December 2004, minimum lease sales-type and direct finance payments to be received for each of the next five years are as follows: £16m in 2005, £16m in 2006, £15m in 2007, £15m in 2008 and £15m in 2009.

     At 31 December 2004, minimum operating lease payments to be received for each of the next five years are as follows: £52m in 2005; £35m in 2006; £31m in 2007; £28m in 2008 and £22m in 2009.

     During the year £41m (2003: £96m, 2002: £149m) of sales-type and direct finance lease contingent rentals was charged to the profit and loss account.

     During the year £1m (2003: £1m, 2002: £nil) of operating lease contingent rentals was charged to the profit and loss account.

Financial Statements

Notes to the Financial Statements continued

e) Taxes

(i)	During 2004 £36m (2003: £(97)m, 2002: £122m) of tax (benefit) expense were attributable to discontinued operations.

(ii)	The significant components of tax expense attributable to continuing operations are shown in note 10.

(iii)	A reconciliation of taxes payable at the standard UK corporation tax rate and Abbey’s effective tax rate for each of the three years ended 31 December 2004, 2003, and 2002 is shown as follows:

	Year ended 31 December
		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Taxation at standard UK corporation tax rate of 30% (2003: 30%, and 2002: 30%)	(8)	(136)	(359)
Effect of non-allowable provisions and other non-equalised items	47	67	490
Effect of non-UK profits and losses	5	6	36
Adjustment to prior year tax provisions	(2)	(71)	56
Effect of loss utilisation	—	—	(1)

Taxes	42	(134)	222

Effective tax rate (US GAAP)	155.6%	29.6%	(18.6%)

(i)	The tax effects of the principal components of deferred tax liabilities and deferred tax assets at 31 December 2004 and 2003 were as follows:

		2003
	2004	(restated)
	£m	£m

Deferred tax assets:
Provisions and short-term temporary differences	465	453
Excess of capital allowances over depreciation	68	64
Long-term assurance business	334	325
Valuation allowance	(41)	(41)

	826	801

Deferred tax liabilities:
Capital allowances on finance lease receivables	(762)	(923)
Provisions and short-term temporary differences	(254)	(330)
Undistributed earnings in overseas subsidiaries	(60)	(52)

	(1,076)	(1,305)

Net deferred tax liabilities	(250)	(504)

f) Earnings per share

Under US GAAP, SFAS 128 requires certain disclosures relating to earnings per share in addition to the presentation of basic and diluted earnings per share on the face of the income statement.

     The following tables provide reconciliations of the income and number of shares used in the calculation of basic and diluted earnings per share from continuing operations; discontinued operations; and net (loss) income available to shareholders in accordance with US GAAP for the years ended 31 December 2004, 2003 and 2002.

	Year ended 31 December 2004
	Income	Shares	EPS
Continuing operations	£m	m	Pence

Basic and diluted EPS	(103)	1,465	(7.1)

Year ended 31 December 2003
	Income		EPS
	(restated)	Shares	(restated)
Continuing operations	£m	m	Pence

Basic and diluted EPS	278	1,448	19.2

Year ended 31 December 2002
	Income		EPS
	(restated)	Shares	(restated)
Continuing operations	£m	m	Pence

Basic and diluted EPS	(685)	1,442	(47.5)

Financial Statements

Notes to the Financial Statements continued

	Year ended 31 December 2004
	Income	Shares	EPS
Discontinued operations	£m	m	Pence

Basic and diluted EPS	35	1,460	2.4

Year ended 31 December 2003
	Income		EPS
	(restated)	Shares	(restated)
Discontinued operations	£m	m	Pence

Basic and diluted EPS	(406)	1,454	(28.0)

Year ended 31 December 2002
	Income		EPS
	(restated)	Shares	(restated)
Discontinued operations	£m	m	Pence

Basic and diluted EPS	(731)	1,442	(50.7)

	Year ended 31 December 2004
	Income	Shares	EPS
Net loss	£m	m	Pence

Basic and diluted EPS	(68)	1,460	(4.7)

Year ended 31 December 2003
	Income		EPS
	(restated)	Shares	(restated)
Net loss	£m	m	Pence

Basic and diluted EPS	(128)	1,448	(8.8)

Year ended 31 December 2002
	Income		EPS
	(restated)	Shares	(restated)
Net loss	£m	m	Pence

Basic and diluted EPS	(1,416)	1,442	(98.2)

Options to purchase nil ordinary shares (2003: 19.9m, 2002: 13.3m at prices ranging from 2003: £5.13 to £13.06, 2002: £8.53 to £13.06) were outstanding throughout the year ended 31 December 2004 but were not included in the computation of diluted earnings per share because the options’ assumed proceeds were greater than the average market price of the common shares. These options expire at various dates upto September 2013. An option to purchase a further 12.7m ordinary shares (2003: 32.3m, 2002: 19.2m) were not included in the compilation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

     Earnings per share, assuming full dilution, is computed based on the average number of common shares outstanding during the period, plus the dilutive effect of stock options. The dilutive effect of stock options is computed using the average market price of the Company’s stock for the period.

Financial Statements

Notes to the Financial Statements continued

g) Securities and investments

(i)	Under US GAAP, SFAS 115 requires certain disclosures relating to investments in debt securities, and equity securities that have readily determinable fair values at 31 December 2004 and 2003. The following table provides an analysis of the balance sheet totals under US GAAP:

	At 31 December
	2004	2003
	£m	£m

Trading securities	42,157	45,902
Available for sale securities (ii)	1,090	2,131
Securities held to maturity (iii)	—	20

	43,247	48,053

Further disclosures required by SFAS 115 are as follows:

(i)	Available for sale securities

	Amortised	Gross unrealised	Gross unrealised	Fair
	cost	gains	losses	value
	£m	£m	£m	£m

At 31 December 2004
Equity securities	30	—	—	30
Asset backed and corporate debt securities	282	51	(2)	331
Mortgage backed securities other than those issued or backed by US government agencies	213	200	(6)	407
Other debt securities	322	—	—	322

	847	251	(8)	1,090

Available for sale securities include the interest-only strips recognised under US GAAP, not recognised under UK GAAP, in connection with Abbey’s securitisations as described in note 62(i).

Financial Statements

Notes to the Financial Statements continued

	Amortised	Gross unrealised	Gross unrealised	Fair
	cost	gains	losses	value
	£m	£m	£m	£m

At 31 December 2003
Equity securities	19	—	—	19
Asset backed and corporate debt securities	1,254	93	(43)	1,304
Mortgage backed securities other than those issued or backed by US government agencies	215	138	(25)	328
Other debt securities	437	43	—	480

	1,925	274	(68)	2,131

		In more than 1	In more than 5
		year but not	years but not
	Not more	more than 5	more than 10	In more
	than 1 year	years	years	than 10 years	Total
Maturity analysis	£m	£m	£m	£m	£m

At 31 December 2004
Book value	335	189	41	284	849
Fair value	335	378	41	336	1,090

At 31 December 2003
Book value	421	606	333	565	1,925
Fair value	423	790	397	521	2,131

The following tables show our investments’ gross unrealised losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position, at 31 December 2004 and 2003.

	Less than 12 months		12 months or more		Total
	Fair		Fair		Fair
	value	Unrealised losses	value	Unrealised losses	value	Unrealised losses
At 31 December 2004	£m	£m	£m	£m	£m	£m

Asset backed and corporate debt securities	6	2	—	—	6	2
Mortgage backed securities other than those issued or backed by US government agencies	41	6	—	—	41	6

Total temporarily impaired securities	47	8	—	—	47	8

	Less than 12 months		12 months or more		Total
	Fair		Fair		Fair
	value	Unrealised losses	value	Unrealised losses	value	Unrealised losses
At 31 December 2003	£m	£m	£m	£m	£m	£m

Asset backed and corporate debt securities	172	41	37	2	209	43
Mortgage backed securities other than those issued or backed by US government agencies	200	25	—	—	200	25

Total temporarily impaired securities	372	66	37	2	409	68

The unrealised losses above arise on securities within Abbey’s ongoing Personal Financial Services businesses. These are securities issued by UK housing associations and the interest-only strips recognised in connection with Abbey’s mortgage securitisation programme. The losses on the UK housing association securities are considered temporary as Abbey has the ability and intent to hold the securities to maturity and Abbey is satisfied that there has been no credit deterioration, particularly as to date Abbey has suffered no defaults on this type of issuer. The unrealised losses arise from changes in interest rates. This is evidenced by the fact that the related derivative hedges, which as they are with Abbey National Financial Products, do not qualify for hedge accounting under FAS 133, have an equal and opposite fair value surplus. The losses on the interest-only strips are also considered temporary as Abbey has the ability and interest to hold the securities until their maturity at the wind-down of the related securitisation programmes and Abbey is satisfied that there has been no credit deterioration, particularly as to date Abbey has suffered no defaults on the mortgage securitisation programme securities.

(iii)	Held to maturity securities

		Gross unrealised	Gross unrealised
	Amortised cost	gains	losses	Fair value
	£m	£m	£m	£m

Corporate debt securities
At 31 December 2004	—	—	—	—
At 31 December 2003	20	—	—	20

Financial Statements

Notes to the Financial Statements continued

		In more than 1	In more than 5
		year but not	years but not
	Not more	more than 5	more than 10	In more
	than 1 year	years	years	than 10 years	Total
Maturity analysis	£m	£m	£m	£m	£m

At 31 December 2003
Book value	20	—	—	—	20
Fair value	20	—	—	—	20

(iv)	Sales of available for sale securities during the years ended 31 December 2004, 2003 and 2002.

	2004	2003	2002
	£m	£m	£m

Gross proceeds from sales	2,040	26,611	13,837
Gross realised losses on sales	154	1,297	166
Gross realised gains on sales	(60)	(795)	(111)

Amortised cost of sales	2,134	27,113	13,892

The cost of available for sale securities is determined by using the weighted average cost basis, with premium/discount arising on purchase being amortised to profit and loss over the expected life of the security.

(v)	Redemptions and purchases of held to maturity securities during the year ended 31 December:

	2004	2003
	£m	£m

Amortised cost b/f	20	20
Acquisitions – cost	—	—
Redemptions at maturity	(20)	—
Exchange adjustments	—	—

Amortised cost c/f	—	20

(vi)	There were no realised gains and losses on transfers from available for sale securities during the years ended 31 December 2004, 2003 and 2002.

(vii)	The net change in unrealised holding gains (losses) on trading securities, before the effect of associated hedges, included in income for the year to 31 December 2004 is a loss of £213m (2003: gain of £86m, 2002: gain of £216m).

h) Consolidation of variable interest entities

As defined in FIN 46 and FIN 46R, an entity is considered a variable interest entity (VIE) subject to consolidation if the equity investment at risk is not sufficient to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or other similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur and lastly they do not claim the right to receive expected returns of the entity, if they occur, which are the compensation for the risk of absorbing the expected losses. VIEs are consolidated by the primary beneficiary, that is the interest holder that remains exposed to the majority of the entity’s expected losses or residual returns.

     Prior to the issuance of FIN 46R, Abbey consolidated the trust-preferred entities — Abbey National Capital Trust I, Abbey National Capital Trust II, Abbey National Capital LP and Abbey National Capital LPII. Accordingly, the inter-company 8.96% Subordinated notes 2030 issued by Abbey to the trust preferred entities that are held by unaffiliated third parties were presented as minority interests in Abbey’s consolidated balance sheet. The application of FIN 46R has resulted in the deconsolidation of these trust preferred entities and accordingly at 31 December 2004, the £512m of trust preferred securities have been reclassified from minority interests to subordinated liabilities.

     In addition, there are a number of Group companies holding finance lease receivables that meet the definition of a variable interest entity. The application of FIN 46R has resulted in these entities being deconsolidated and equity accounted as parties other than Abbey are the primary beneficiaries. This change in accounting treatment has no impact on Abbey’s net income and shareholders funds under US GAAP. The total assets and the maximum exposure to loss of these vehicles at 31 December 2004 were £1,336m and £974m respectively.

i) Securitisations

In accordance with SFAS 140, the assets which have been transferred to special purpose entities (securitised) and meet the criteria required under SFAS 140 for a sale are no longer retained on-balance sheet. Details in relation to the mortgage asset securitisations are included in note 17 of the consolidated financial statements. The assets were transferred to special purpose entities at book value, and gains of £48m, £22m and £19m have been recognised for the years ended 31 December 2004, 2003 and 2002 respectively.

Financial Statements

Notes to the Financial Statements continued

The remuneration received by Abbey for servicing is considered to be adequate and therefore no servicing assets were recognised.

     Additionally, as required by SFAS 140, an interest only strip asset has been recognised which represents Abbey’s retained interest in the securitised assets. The fair value of the interest only strip is represented by the present value of the future income streams expected to be received from Abbey’s retained interest in the securitised assets. Abbey determines the present value of future income streams by discounting future income by market discount rates for these types of securities. Abbey’s rights and obligations under the securitisations are detailed in note 17 of the consolidated financial statements. In compliance with SFAS 140, the receivable is treated as an available for sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the statement of comprehensive income. The receivables are tested for impairment in accordance with EITF 99-20. Impairment losses are taken to the profit and loss account. There were no impairment losses in any of the periods presented.

Mortgage asset securitisations

		2003
	2004	(restated)
	£m	£m

Value of interest only strip at inception (1)	221	173
Increase/(decrease) in value of interest only strip	145	117

Value of interest only strip at 31 December (1)	366	290

(1)	The valuation of the interest only strip asset is based on the following key assumptions:

– Early repayments are based on actual experience at the valuation date. This was a range of 10.2% to 69.33% at 31 December 2004 (2003: range 10.2% to 72.56%)

– A discount rate of 11.35% (2003: range of 10.05% to 11.2%)

Summarised cash flows between the special purpose securitisation companies and Abbey are set out below:

Holmes Financing
(No. 1 to No. 8) plc
£m

Inter-company receipts	3,283
Inter-company payments	(3,984)

Net cash flows	(701)

The principal amount of loans held by the above special purpose securitisation companies 90 days or more past due at 31 December 2004 was £59m (2003: £67m). The equivalent statistic for loans held by Abbey was £444m (2003: £422m). Net credit losses were £nil in the year ended 31 December 2004 (2003: £0.2m). The equivalent statistic for loans held by Abbey was £4m (2003: £26m).

Sensitivity analysis

The impact of adverse changes in the rate of repayments and discount rate on the value of interest only strip assets with a balance of £366m at 31 December 2004 is shown below:

£m

10% adverse change in repayment rate	—
20% adverse change in repayment rate	—
10% adverse change in discount rate	15
20% adverse change in discount rate	30
—

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

     Actual and projected credit losses (%) as of:

	Mortgages securitised in
	2004	2003	2002
	%	%	%

At 31 December 2004	0.01	0.01	0.01
At 31 December 2003	—	0.01	0.01
At 31 December 2002	—	—	0.01

Financial Statements

Notes to the Financial Statements continued

j) Consolidated cash flow statement

Under SFAS 95, “Statement of Cash Flows”, Abbey experienced an outflow of cash and cash equivalents of £5,823m during the year ended 31 December 2004. Under FRS 1 (Revised), Abbey experienced an outflow of cash of £188m over the same period.

     Under US GAAP cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired.

     The following table summarises the movement and composition of cash and cash equivalents under US GAAP for the years ended 31 December 2004, 2003 and 2002.

	2004	2003	2002
	£m	£m	£m

Cash and cash equivalents at 1 January	28,352	23,754	20,058
Net cash inflow/(outflow)	(5,823)	4,598	3,696

Cash and cash equivalents at 31 December	22,529	28,352	23,754

Consisting of:
Cash and balances with central banks	454	439	396
Treasury and other eligible bills	1,327	1,449	1,346
Loans and advances to banks	9,967	6,996	5,279
Debt securities	10,781	19,468	16,733

	22,529	28,352	23,754

Other principal differences between FRS 1 and SFAS 95 relate to the classification of cash flow transactions and are as follows:

	Classification under FRS 1(1)	Classification under SFAS 95

Dividends received	Returns on investment and servicing of finance	Operating activities

Taxation paid	Taxation paid	Operating activities

Preference dividends paid	Returns on investment and servicing of finance	Financing activities

Equity dividends paid	Equity dividends paid	Financing activities

Purchases/proceeds from disposal of investment securities and fixed assets	Capital expenditure and financial investment	Investing activities

Purchases/proceeds from disposal of subsidiary and associated undertakings	Acquisitions and disposals	Investing activities

Net change in loans and advances	Operating activities	Investing activities

Net change in finance lease receivables	Operating activities	Investing activities

Net change in deposits	Operating activities	Financing activities

Net change in debt securities in issue	Operating activities	Financing activities

(1)	Under FRS 1, transactions designated as hedges are reported under the same heading as the related assets or liabilities.

k) Presentation of the consolidated Profit and Loss account

The presentation of the profit and loss accounts for the years ended 31 December 2004, 2003 and 2002 as shown on page 98, would not be significantly different under US GAAP except provisions would be shown as a component of total operating income and the results from Abbey’s life assurance business would be consolidated on a line by line basis.

l) Presentation of the consolidated balance sheet

The presentation of the balance sheet at 31 December 2004 and 2003 as shown on page 99, would not be significantly different under US GAAP except the assets and liabilities of Abbey’s life assurance business would be consolidated on a line by line basis, stock borrowing and lending transactions would be recorded as set out below and the fair values of hedging derivatives that do not qualify for hedge accounting under US GAAP would be recognised on the balance sheet.

m) Stock borrowing and lending against non-cash collateral

Abbey enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Commitments under UK GAAP.

     Under SFAS 140, these transactions are grossed up on the balance sheet. At 31 December 2004, Abbey would record assets of £20,508m (2003: £25,649m) as collateral received and liabilities of £20,508m (2003: £25,649m) as an obligation to return collateral received.

n) Collateralised loans and secured borrowings

Abbey enters into purchase and resale agreements (reverse repos and similar transactions), which are accounted for as collateralised loans under UK GAAP. Upon entering into such transactions Abbey receives collateral equal to 100% – 105% of the loan amount. The level of collateral held is monitored daily and, if required, further calls are made to ensure the market value of collateral remains equal to the loan balance. Net assets of such transactions of £6,397m (2003: £5,034m) and £11,257m (2003: £9,372m) are included in Loans and advances to banks and Loans and advances to customers respectively.

     Under reverse repos and similar transactions, Abbey is permitted to sell or repledge the collateral held. At 31 December 2004, the fair value of such collateral was £14,170m (2003: £14,234m) of which £14,070m (2003: £13,933m) related to collateral that was sold or repledged.

     Abbey enters into sale and repurchase (repo) agreements and similar transactions which are accounted for as secured borrowings under UK GAAP. Upon entering into such transactions Abbey pledges collateral equal to 100% – 105%

Financial Statements

Notes to the Financial Statements continued

of the borrowed amount. Net liabilities under repos, stock loans and similar transactions of £6,592m (2003: £9,390m) and £7,843m (2003: £4,602m) are included in Deposits by banks and Customer accounts respectively.

     Under repos and similar transactions, Abbey sells or pledges collateral to counterparties. Under SFAS 140, where the counterparty has a right to sell or repledge the collateral, any such collateral would be reclassified within Abbey’s balance sheet from securities to securities pledged. At 31 December 2004, the application of SFAS 140 would result in £8,261m (2003: £17,340m) of debt securities and £1,256m (2003: £1,409m) of treasury and eligible bills being reported as securities pledged. In addition, at 31 December 2004, Abbey also enters into outright equity sales and purchases in combination with total return swaps which are accounted for as in substance reverse repos and repos under UK GAAP. These transactions are treated effectively as outright asset purchases and sales and separate derivative contracts under US GAAP. Under SFAS 140, Loans and advances to customers would be reduced by £896m (2003: £3,583m) and this amount would be reported within Equity shares, representing the equity purchase. Customer accounts would be reduced by £413m (2003: £1,333m) and this amount would be reported within Other liabilities, representing the short equity sale. The related return swaps would be marked to market. Any relevant value is paid or received as margin call. The £1,309m (2003: £4,916m) of nominal value of the return swaps would be included within the trading derivatives disclosures.

o) Derivatives and hedging activities

Abbey has designated certain of its cross-currency and interest rate swaps as fair value hedges of the interest and/or exchange rate risk arising from certain debt securities, debt securities in issue and subordinated liabilities including convertible debt.

     Abbey has other non-trading derivatives which are not designated as either a fair value hedge, cash flow hedge or hedge of the net investment in a foreign operation in accordance with the criteria of SFAS 133. These represent derivatives undertaken with Abbey’s in-house trading operation, Abbey National Financial Products. Abbey National Financial Products generally matches internal hedges with third party derivatives on an aggregate, rather than individual, basis and hedges the net outstanding position where Abbey has assets and liabilities, which largely offset the overall risk to Abbey.

     All material derivative exposures are transacted with counterparties with whom Abbey have a Collateral Service Agreement. Under the Collateral Service Agreement, cash will be placed with or received from each counterparty according to the net mark-to-market of all derivative exposures to that counterparty. Amounts received or placed will be updated on a regular basis or if the net mark-to-market moves in excess of a pre-defined amount. In the event of a default of a given counterparty, Abbey will be able to gain recourse from any losses on derivative exposures by obtaining absolute right over cash received from the counterparty.

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

     Under UK GAAP, Abbey’s equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the consolidated profit and loss account. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers.

     For US GAAP purposes, such embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, Abbey is not required to bifurcate the embedded derivative in its equity index-linked deposits.

     Abbey’s equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. The total fair value of equity index-linked deposits was £2,305m at 31 December 2004 (2003: £2,478m).

Cumulative foreign currency translation adjustment

SFAS 52, Foreign Currency Translation, requires disclosure of the cumulative foreign currency translation adjustment taken directly to reserves, on the consolidation of Abbey’s foreign undertakings and the translation of Abbey’s US dollar preference shares. These cumulative adjustments were £(2)m, £nil and £(26)m, at 31 December 2004, 2003 and 2002 respectively.

Financial Statements

Notes to the Financial Statements continued

p) Loan impairment

For US GAAP purposes, Abbey applies SFAS 114, “Accounting by Creditors for Impairment of a Loan”, and the subsequent amendment SFAS 118, “Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures”. SFAS 114 applies to impaired loans only. Under SFAS 114, a loan is considered impaired, based on current information and events, if it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is primarily based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except for collateral dependent loans where impairment is based on the fair value of the collateral. Smaller balance homogeneous consumer loans, (credit card advances, residential mortgages, consumer instalment loans, overdrafts), that are collectively evaluated for impairment, leases and debt securities are outside the scope of SFAS 114.

     At 31 December 2004 and 2003, Abbey estimated that the difference between the carrying value of its loan portfolio under SFAS 114 and its value in Abbey’s UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders’ equity was required. Loans and advances within the scope of SFAS 114 consist of wholesale advances. Other loans and advances, consisting of small, homogeneous secured and unsecured advances primarily to personal customers, are assessed for impairment within the scope of SFAS 5. Impaired loans within the scope of SFAS 114 amounted to £4m (2003: £63m). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS 114 was £1m (2003: £34m). During the year ended 31 December 2004, impaired loans, including those excluded from SFAS 114, averaged £1,287m (2003: £1,790m) and interest income recognised on these loans was £3m (2003: £6m).

q) Financial guarantees

In the ordinary course of business Abbey enters into various financial guarantees. Abbey expects most of its financial guarantees to expire unused.

     The majority of Abbey’s financial guarantees are commercial letters of credit. Abbey’s other financial guarantees are summarised as follows:

	Maximum potential amount of future payments
	As of 31 December
				1 to 3	3 to 5	After 5
	2003	2004	Less than 1 year	years	years	years	No stated maturity
	£m	£m	£m	£m	£m	£m	£m

Guarantees: (1)
Stand-by letters of credit	472	355	—	—	56	298	1
Guarantees on sale of subsidiaries	1,564	2,303	336	650	78	831	408

	2,036	2,658	336	650	134	1,129	409

(1)	In addition, Abbey guarantees the cheques of some of its customers up to a certain limit, typically £50-250. The maximum potential amount of future payments in relation to guaranteed cheques has been estimated as £3,981m (2003: £4,304m). These guarantees have no stated maturity.

The provision for guarantees which includes the amortised fair value at 31 December 2004 was £18m (2003: £29m) and is included in Other Liabilities. Stand-by letters of credit are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements. Guarantees on sale of subsidiaries are contingent consideration in a business combination.

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

     Abbey also enters into contracts that contain indemnification provisions. Such indemnification agreements that function as financial guarantees are considered to have a remote risk of loss. Abbey’s maximum exposure to loss and our actual loss experience is not significant. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Balance Sheet at 31 December 2004 and 2003, related to these indemnifications. These potential obligations are not included in the table above.

     To mitigate credit risk, Abbey may require the counterparty to pledge collateral in the form of cash, securities or other assets. Cash collateral available to Abbey to reimburse losses realised under these guarantees amounted to £376m at 31 December 2004 (2003: £602m). Securities and other marketable assets held as collateral amounted to £401m (2003: £854m). Other property may also be available to Abbey to cover losses under certain guarantees and indemnifications. However, the value of such property has not been determined.

r) Provisions for misselling

Abbey estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation and costs relating to the handling of complaints from customers who claim misselling of endowment policies and other products. The calculation of provisions for misselling is based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on managements estimate for each of these three factors. Abbey’s assumptions about estimated losses are based on past claims uphold rates, past customer behaviour, and past average settlements, which are not necessarily an indication of future losses.

Financial Statements

Notes to the Financial Statements continued

     The financial statements for the year ended 31 December 2004 include a provision charge for misselling in the Banking and Savings segment for an amount equal to £153m. This provision was increased (in 2003 it was £61m), reflecting both increased claims and claims upheld.

     In calculating the misselling provision within the Banking and Savings segment, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Had management used different assumptions regarding these factors, a larger or smaller provision for misselling would have resulted in the Banking and Savings segment that could have had a material impact on Abbey’s reported operating profit in 2004. Management are not, however, able to quantify reliably a meaningful sensitivity or range of possible outcomes. Specifically, due to the non-homogenous nature of the population, any of the factors could change in a way that could either offset or amplify the effect of a change in another factor.

s) Segmental analysis

Under US GAAP, SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” (SFAS 131) requires the disclosure of certain information about a Company’s operating segments and related information. SFAS 131 defines an operating segment as a component of the business that engages in business activities from which it may earn income or incur expenses and whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resource allocation and to assess its performance.

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

     Abbey has determined that its reportable segments identified in accordance with SFAS 131 also satisfy the requirements of SSAP 25. SSAP 25 requires that the amounts to be disclosed in the UK segmental analysis be presented on a statutory basis. Abbey’s segmental analysis prepared in accordance with UK GAAP is shown in Note 1. SFAS 131 requires that the amounts to be disclosed in the US segmental analysis be presented on the basis used in the board report to evaluate performance. Abbey’s management reviews discrete financial information for each of its segments that includes measures of operating results and assets. However, due to the differing natures of our ongoing Personal Financial Services group of reportable segments and our Portfolio Business Unit group of reportable segments, which are being managed for exit, the Personal Financial Services group of reportable segments and Portfolio Business Unit group of reportable segments are managed differently. The Personal Financial Services group of reportable segments are managed primarily on the basis of their results, which are measured on a trading basis. The Portfolio Business Unit group of reportable segments are managed both on the basis of their results, which are measured on a management basis, and on the basis of their net asset value. On a consolidated level the trading results of the Personal Financial Services group of reportable segments are aggregated with the management results of the Portfolio Business Unit group of reportable segments to give our summarised trading profit and loss account. The trading basis for our Personal Financial Services group of reportable segments and the management basis for our Portfolio Business Unit group of reportable segments are collectively known as the “trading” basis, as presented below.

     Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.

This is because the adjustments are:

>	Embedded value charges and rebasing – these are unpredictable as they depend on both equity and debt market trends which do not affect the underlying performance of what is a very long-term business. The short-term market movements are, however, a very important factor in the management of the business but these are managed separately with a more risk-based focus.

>	Re-organisation costs – Abbey is going through a significant costs savings and re-organisation exercise and management needs to understand the underlying drivers of the cost base that will remain after the exercise is complete and does not want this view to be clouded by the costs of the exercise. Those costs are managed independently.

>	Goodwill charges – these charges can vary significantly year on year, and hence can materially affect our profit or loss for that year. As a result we review these charges separately to avoid clouding the presentation of underlying results.

>	Depreciation on operating lease assets – The operating lease businesses are managed as financing businesses and therefore management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result we net the depreciation against the related income.

>	Income from associated undertakings is included within trading income because it is a regular source of income to our operations. Therefore management believes its inclusion at this level reflects our aggregate income from our activities.

>	Profit on disposal of Group undertakings is included within trading income for similar reasons to those noted above relating to our income from associated undertakings.

For a detailed explanation of these items, please refer to the “Other material items” section of the Operating and financial review.

The Personal Financial Services group of reportable segments adjustments are the deduction of:

>	Embedded value charges and rebasing

>	Re-organisation costs, and

>	Goodwill charges

There is also a single reclassification adjustment where:

>	Depreciation on operating lease assets is netted within trading income as opposed to being recorded as a part of operating expenses.

Financial Statements

Notes to the Financial Statements continued

The Portfolio Business Unit group of reportable segments’ adjustments are:

>	Depreciation on operating lease assets is netted within trading income as opposed to being recorded as a part of operating expenses

>	Income from associated undertakings is reported as part of non-interest income as opposed to being reported below the operating loss or profit line

>	Profit on disposal of Group undertakings is also reported as part of non-interest income as opposed to being reported below the operating loss or profit line.

Also included within trading interest income in 2004 is £3,942m (2003: £2,063m 2002: £2,171m) of inter-segment funding offset against interest expense. This adjustment results in statutory interest income in 2004 of £4,926m (2003: £5,244m; 2002: £6,768m) and statutory interest expense in 2004 of £3,396m (2003: £3,182m; 2002: £4,184m).

Abbey’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Abbey has eight reportable segments. The Banking and Savings segment offers a range of personal banking, savings and mortgage products and services. The Investment and Protection segment offers a range of investment products such as pensions, investment bonds, with-profits bonds, structured products, unit trusts, Individual Savings Accounts, Wrap products and endowment life insurance policies, as well as a range of protection products such as term life insurance, critical illness cover and disability cover. The General Insurance segment offers a range of non-life insurance products, including property, motor, payment protection, accidental death, personal accident and travel insurance. The Abbey Financial Markets segment manages Abbey’s liquidity, supports its funding and capital management activities, and provides risk management services to third parties and Abbey’s other businesses. The Group Infrastructure segment comprises Central Services, Financial Holdings (which contains the earnings on the difference between Abbey’s statutory capital and the target regulatory capital allocated to segments) and the results of certain small non-core businesses. The Wholesale segment earns interest and other similar returns on wholesale banking assets, including Abbey’s debt securities portfolios, leasing and as well as structured corporate banking. The Motor Finance and Litigation Funding segment offers a comprehensive range of loans and insurance products for the purchase or leasing of motor vehicles, and litigation finance. The Other segment consists of Abbey’s international operations, excluding Abbey Offshore and international treasury operations.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment transactions are accounted for as if the transactions were to third parties, that is, at current market prices.

Financial Statements

Notes to the Financial Statements continued

							Motor
	Banking	Investment	Abbey		Group		Finance &
	and	and	Financial	General	Infra-	Wholesale	Litigation			Adjust-	Group
	Savings	protection	Markets	Insurance	structure	Banking	Funding	Other	Total	ments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2004
Interest income	6,376	113	1,082	1	484	588	158	66	8,868	(3,942)	4,926
Interest expense	(4,866)	(36)	(1,061)	(5)	(618)	(658)	(60)	(34)	(7,338)	3,942	(3,396)
Net interest income	1,510	77	21	(4)	(134)	(70)	98	32	1,530	—	1,530
Non-interest income	438	171	291	114	116	154	(30)	(41)	1,213	(47)	1,166
Depreciation of operating lease assets	—	—	—	—	—	(151)	—	—	(151)	—	(151)

Total trading income	1,948	248	312	110	(18)	(67)	68	(9)	2,592	(47)	2,545

Administrative and other expenses	(1,051)	(82)	(108)	(39)	(239)	(30)	(22)	(38)	(1,609)	(465)	(2,074)
Impairments	—	—	—	—	—	—	—	—	—	—	—
Depreciation of non-operating lease assets	(63)	(1)	(1)	(1)	(14)	—	—	—	(80)	—	(80)

Total trading expenses	(1,114)	(83)	(109)	(40)	(253)	(30)	(22)	(38)	(1,689)	(465)	(2,154)

Provisions for bad and doubtful debts	(34)	—	—	—	—	88	(89)	(10)	(45)	80	35
Provisions for contingent liabilities and commitments	(124)	—	—	—	2	—	—	—	(122)	(111)	(233)
Amounts written off fixed asset investments	—	—	—	—	—	80	—	—	80	—	80

Trading profit/(loss) before taxation	676	165	203	70	(269)	71	(43)	(57)	816	(543)	273

Adjust for:
Embedded value charges and rebasing	—	21	—	—	—	—	—	—	21
Reorganisation expenses	(183)	(57)	(24)	(16)	(285)	—	—	—	(565)
Goodwill charges	—	—	—	—	(20)	—	—	—	(20)
Income from associated undertakings	—	—	—	—	—	—	6	—	6
Profit on disposal of group undertakings	—	—	—	—	—	32	—	14	46
Loss on the termination of an operation	(31)	—	—	—	—	—	—	—	(31)

Operating profit/(loss)	462	129	179	54	(574)	103	(37)	(43)	273

Total assets	79,645	28,838	50,073	144	812	6,956	646	2,627	169,741

Financial Statements

Notes to the Financial Statements continued

				Depreciation	Provision	Provision	Amounts		Profit/
	Non-		Depreciation	of non-	for bad and	for	written off		(loss)
	interest	Impair-	of operating	operating	doubtful	contingent	fixed asset	Other	before
Adjustments	income	ments	lease assets	lease assets	debts	liabilities	investments	expenses	taxation
comprise:	£m	£m	£m	£m	£m	£m	£m	£m	£m

2004
Embedded value charges and rebasing	(27)	—	—	—	80	(32)	—	—	21
Reorganisation expenses	(72)	—	—	—	—	(48)	—	(445)	(565)
Goodwill charges	—	—	—	—	—	—	—	(20)	(20)
Income from associated undertakings	6	—	—	—	—	—	—	—	6
Profit on disposal of group undertakings	46	—	—	—	—	—	—	—	46
Loss on the termination of an operation	—	—	—	—	—	(31)	—	—	(31)
Reclassification of depreciation on operating lease assets	—	—	—	—	—	—	—	—	—

	(47)	—	—	—	80	(111)	—	(465)	(543)

Financial Statements

Notes to the Financial Statements continued

							Motor
	Banking	Investment	Abbey		Group		Finance &
	and	and	Financial	General	Infra-	Wholesale	Litigation			Adjust-	Group
	Savings	protection	Markets	Insurance	structure	Banking	Funding	Other	Total	ments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2003
Interest income	4,143	132	1,645	3	734	66	387	197	7,307	(2,063)	5,244
Interest expense	(2,423)	(49)	(1,619)	(8)	(849)	(44)	(142)	(111)	(5,245)	2,063	(3,182)
Net interest income	1,720	83	26	(5)	(115)	22	245	86	2,062	—	2,062
Non-interest income	427	214	223	126	90	(197)	(58)	25	850	(480)	370
Depreciation of operating lease assets	—	—	—	—	—	(250)	(1)	—	(251)	251	—

Total trading income	2,147	297	249	121	(25)	(425)	186	111	2,661	(229)	2,432

Administrative and other expenses	(1,064)	(57)	(105)	(48)	(196)	(96)	(135)	(73)	(1,774)	(511)	(2,285)
Impairments	—	—	—	—	(10)	—	—	(8)	(18)	—	(18)
Depreciation of non-operating lease assets	(68)	(1)	(4)	—	(24)	(11)	(2)	(2)	(112)	—	(112)

Total trading expenses	(1,132)	(58)	(109)	(48)	(230)	(107)	(137)	(83)	(1,904)	(511)	(2,415)

Provisions for bad and doubtful debts	(130)	—	—	—	—	(154)	(99)	(11)	(394)	(80)	(474)
Provisions for contingent liabilities and commitments	(9)	—	—	—	(52)	(2)	—	(17)	(80)	(24)	(104)
Amounts written off fixed asset investments	—	—	—	—	—	(183)	—	—	(183)	(10)	(193)

Trading profit/(loss) before taxation	876	239	140	73	(307)	(871)	(50)	—	100	(854)	(754)

Adjust for:
Embedded value charges and rebasing	—	(443)	—	—	—	—	—	—	(443)
Reorganisation expenses	(169)	(16)	(19)	(41)	(70)	—	—	—	(315)
Goodwill charges	—	—	—	—	(28)	—	—	—	(28)
Income from associated undertakings	—	—	—	—	—	—	(12)	—	(12)
Profit on disposal of group undertakings	—	—	—	—	—	(50)	1	(40)	(89)
Loss on the termination of an operation	—	—	—	—	—	6	27	—	33

Operating profit/(loss)	707	(220)	121	32	(405)	(915)	(34)	(40)	(754)

Total assets	77,183	28,790	54,459	165	564	7,426	2,160	6,027	176,774

Financial Statements

Notes to the Financial Statements continued

			Depreciation	Depreciation	Provision for		Amounts
	Non-		of operating	of non-	bad and	Provision for	written off		Profit/(loss)
	interest	Impair-	lease	operating	doubtful	contingent	fixed asset	Other	before
Adjustments	income	ments	Assets	lease assets	debts	liabilities	investments	expenses	taxation
comprise:	£m	£m	£m	£m	£m	£m	£m	£m	£m

2003
Embedded value charges and rebasing	(363)	—	—	—	(80)	—	—	—	(443)
Reorganisation expenses	(16)	—	—	—	—	(24)	(10)	(265)	(315)
Goodwill charges	—	—	—	—	—	—	—	(28)	(28)
Income from associated undertakings	(12)	—	—	—	—	—	—	—	(12)
Profit on disposal of group undertakings	(89)	—	—	—	—	—	—	—	(89)
Loss on the termination of an operation	—	—	—	—	—	—	—	33	33
Reclassification of depreciation on operating lease assets	—	—	251	—	—	—	—	(251)	—

	(480)	—	251	—	(80)	(24)	(10)	(511)	(854)

Financial Statements

Notes to the Financial Statements continued

							Motor
	Banking	Investment	Abbey		Group		Finance &
	and	and	Financial	General	Infra-	Wholesale	Litigation			Adjust-	Group
	Savings	protection	Markets	Insurance	structure	Banking	Funding	Other	Total	ments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2002
Interest income	4,255	150	2,483	4	759	327	801	160	8,939	(2,171)	6,768
Interest expense	(2,456)	(60)	(2,456)	(7)	(934)	—	(337)	(105)	(6,355)	2,171	(4,184)
Net interest income	1,799	90	27	(3)	(175)	327	464	55	2,584	—	2,584
Non-interest income	454	335	231	149	106	378	(48)	(71)	1,534	(618)	916
Depreciation of operating lease assets	(23)	—	—	—	—	(252)	(5)	—	(280)	280	—

Total trading income	2,230	425	258	146	(69)	453	411	(16)	3,838	(338)	3,500

Administrative and other expenses	(1,042)	(52)	(103)	(55)	(230)	(95)	(183)	(58)	(1,818)	(378)	(2,196)
Impairments	—	—	—	—	—	(28)	(357)	(6)	(391)	(747)	(1,138)
Depreciation of non-operating lease assets	(66)	(1)	(7)	1	(22)	—	(6)	(2)	(103)	—	(103)

Total trading expenses	(1,108)	(53)	(110)	(54)	(252)	(123)	(546)	(66)	(2,312)	(1,125)	(3,437)

Provisions for bad and doubtful debts	(151)	—	—	—	1	(247)	(115)	(2)	(514)	—	(514)
Provisions for contingent liabilities and commitments	(11)	—	—	—	(35)	—	(4)	—	(50)	—	(50)
Amounts written off fixed asset investments	2	—	—	—	—	(513)	—	—	(511)	—	(511)

Trading profit/(loss) before taxation	962	372	148	92	(355)	(430)	(254)	(84)	451	(1,463)	(1,012)

Adjust for:
Embedded value charges and rebasing	—	(553)	—	—	—	—	—	—	(553)
Reorganisation expenses	(23)	—	—	—	(11)	—	—	—	(34)
Goodwill charges	—	—	—	—	(811)	—	—	—	(811)
Income from associated undertakings	—	—	—	—	—	—	(17)	—	(17)
Profit on disposal of group undertakings	—	—	—	—	—	(46)	(2)	—	(48)

Operating profit/(loss)	939	(181)	148	92	(1,177)	(476)	(273)	(84)	(1,012)

Total assets	67,264	30,404	43,603	199	837	48,401	7,751	6,735	205,194

Financial Statements

Notes to the Financial Statements continued

			Depreciation	Depreciation	Provision for		Amounts
	Non-		of operating	of non-	bad and	Provision for	written off		Profit/(loss)
	interest	Impair-	lease	operating	doubtful	contingent	fixed asset	Other	before
Adjustments	income	ments	Assets	lease assets	debts	liabilities	investments	expenses	taxation
comprise	£m	£m	£m	£m	£m	£m	£m	£m	£m

2002
Embedded value charges and rebasing	(553)	—	—	—	—	—	—	—	(553)
Reorganisation expenses	—	—	—	—	—	—	—	(34)	(34)
Goodwill charges	—	(747)	—	—	—	—	—	(64)	(811)
Income from associated undertakings	(17)	—	—	—	—	—	—	—	(17)
Profit on disposal of group undertakings	(48)	—	—	—	—	—	—	—	(48)
Reclassification of depreciation on operating lease assets	—	—	280	—	—	—	—	(280)	—

	(618)	(747)	280	—	—	—	—	(378)	(1,463)

t) Restatements

During the preparation of Abbey’s 2004 Consolidated Financial Statements, management identified a number of errors in the US GAAP adjustments previously reported. As a result, Abbey’s US GAAP net (loss) income and shareholders’ funds for the years ended 31 December 2003 and 2002 have been restated from the amounts previously reported as follows:

Securitisations

In 2004, Abbey’s models used to calculate the UK GAAP to US GAAP adjustments for securitisations were updated. As part of Abbey’s review of the new models, certain clerical and administrative input errors were discovered in the previous models used to calculate the initial values of interest-only strips and subsequent revaluation gains/losses, and the interest income recognised each year.

Loan origination fees and costs

In 2004, Abbey’s models used to calculate the UK GAAP to US GAAP adjustments for loan origination fees and costs were reviewed. As part of Abbey’s review, certain errors were discovered in the methodologies applied to identify the balances to be deferred. In addition, Abbey identified that one of its divisions had been inappropriately omitted from its previous calculations, and in another division, some fees had been inappropriately deferred.

Goodwill

In 2004, during the preparation of the financial statements, an error was identified in the posting of a 2003 journal relating to the UK GAAP to US GAAP adjustment for goodwill.

Life assurance businesses

In 2004, the models used to calculate the UK GAAP to US GAAP adjustments for Abbey’s life assurance businesses were reviewed. As part of the review, certain clerical input errors were discovered in the models used to calculate deferred acquisition costs.

Operating leases

In 2004, Abbey identified certain fixed assets leased to customers under operating leases for which, in accordance with UK GAAP, depreciation and operating lease income are recognised using the actuarial after-tax method rather than the straight-line method, but for which no UK GAAP to US GAAP adjustment had been calculated in prior years.

Other

In 2004, Abbey identified certain assets and liabilities that, in accordance with UK GAAP, had been derecognised prior to their legal extinguishment, but for which no UK GAAP to US GAAP adjustment had been calculated in prior years.

Financial Statements

Notes to the Financial Statements continued

These findings have resulted in restatements of the previously reported US GAAP adjustments in respect of “Securitisation”, “Loan origination fees and costs”, “Goodwill”, “Shareholders’ interest in long-term assurance business”, “Leasing” and “Other” with their related tax effects, where applicable, as follows:

	2003		2002
	£m		£m

Net (loss)/income:
Net (loss)/income under US GAAP, as previously reported	(131)		(1,393)
Adjustment to “Securitisation”	(12)		3
Adjustment to “Loan origination fees”	(107)		(57)
Adjustment to “Goodwill”	190		—
Adjustment to “Shareholders’ interest in long-term assurance business”	(73)		—
Adjustment to “Leasing”	(45)		27
Adjustment to “Other”	(9)		3
Deferred tax effect of adjustments	59		10
Net (loss)/income under US GAAP, as restated	(128)		(1,407)
(Loss)/earnings per share:
Basic (loss)/earnings per share, as previously reported	(9.0	)p	(96.6	)p
Effect of adjustments	0.2p		(1.6	)p
Basic (loss)/earnings per share, as restated	(8.8	)p	(98.2	)p
Diluted (loss)/earnings per share, as previously reported	(9.0	)p	(96.6	)p
Effect of adjustments	0.2p		(1.6	)p
Diluted (loss)/earnings per share, as restated	(8.8	)p	(98.2	)p
Shareholders’ funds:
Shareholders’ funds under US GAAP, as previously reported	6,032		6,090
Adjustment to “Securitisation”	(54)		(31)
Adjustment to “Loan origination fees”	(298)		(191)
Adjustment to “Shareholders’ interest in long-term assurance business”	(73)		—
Adjustment to “Leasing”	(91)		(46)
Adjustment to “Other”	(39)		(30)
Deferred tax effect of adjustments	152		107
Shareholders’ funds under US GAAP, as restated	5,629		5,899

The cumulative impact of the restatements on periods prior to 2002 is £(269)m.

63. Significant concentrations of credit risk

During 2004, Abbey’s significant exposures to credit risk arose mainly in the residential mortgage portfolio and unsecured lending in Banking and Savings and in Abbey Financial Markets and Wholesale Banking. See “Risk management – Credit risk” for additional information regarding Abbey’s approach to managing credit risk.

     Residential mortgages represented 45% (2003: 42%) of total assets at 31 December 2004; 100% (2003: 98%) of the residential mortgage asset is located in the UK at 31 December 2004.

     Although the Abbey Financial Markets operation is based mainly in the UK, it has built up exposures to various entities around the world. At 31 December 2004, 18% of Abbey Financial Markets credit exposures were to counterparties from the United States, and 50% were to counterparties from the UK. The remaining exposures were mainly to counterparties from Europe. Less than 3% of Abbey Financial Markets’ exposures were to countries that are not members of the Organisation for Economic Co-operation and Development.

64. Fair values of financial instruments

The following disclosures are made in accordance with SFAS 107, Disclosures about Fair Value of Financial Instruments.

     The fair values have been estimated using quoted market prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which typically take account of the characteristics of the instruments, including the future cash flows, market interest rates and prices available for similar instruments. Unless otherwise specified, fair values of financial instruments have been estimated by discounting anticipated future cash flows using market interest rates offered at 31 December 2004 for similar instruments.

     By its nature, the estimation of fair values is highly subjective and the results will depend largely upon the assumptions made.

     See “Operating review – highlights – Critical accounting policies” for additional information. Considerable caution should therefore be used in interpreting the fair values and particularly if comparing with fair values presented by other financial institutions. The concept of fair values assumes that the financial instruments will be realised by way of sale in the ordinary course of business with adjustments made for liquidity as appropriate.

     SFAS 107 does not apply to non-financial assets and liabilities. Accordingly, tangible fixed assets and balances relating to Long-term Assurance business are excluded.

     The carrying values and estimated fair values of financial instruments are as follows:

Financial Statements

Notes to the Financial Statements continued

	2004	2004	2004	2003	2003	2003
	Carrying	Fair	Surplus/	Carrying	Fair	Surplus/
	amount	value (1)	(deficit)	amount	value (1)	(deficit)
	£m	£m	£m	£m	£m	£m

Non-trading assets
Cash and balances at central banks	454	454	–	439	439	–
Loans and advances to banks	3,068	3,069	1	2,271	2,271	–
Related derivatives	–	–	–	26	27	1
Loans and advances to customers	81,853	82,093	240	84,426	84,688	262
Related derivatives	3	(261)	(264)	(588)	(1,061)	(473)
Debt securities	672	724	52	1,753	1,841	88
Related derivatives	(53)	(96)	(43)	(58)	(199)	(141)
Equity shares and other variable yield securities	30	32	2	394	394	–
Non-trading liabilities
Deposits by banks	(8,578)	(8,553)	25	(8,772)	(8,793)	(21)
Related derivatives	84	84	–	(67)	(52)	15
Customer accounts	(69,348)	(69,540)	(192)	(68,666)	(68,883)	(217)
Related derivatives	1	3	2	47	187	140
Debt securities in issue	(21,969)	(21,297)	672	(24,834)	(24,893)	(59)
Related derivatives	275	(229)	(504)	80	259	179
Short positions in debt securities and equity shares	–	–	–	–	–	–
Subordinated liabilities including convertible debt	(5,360)	(5,656)	(296)	(6,337)	(7,068)	(731)
Related derivatives	(106)	385	491	(99)	425	524
Other long-term capital instruments	(722)	(805)	(83)	(742)	(896)	(154)
Related derivatives	2	15	13	1	208	207
Other non-trading derivatives (2)	(1)	20	21	10	(5)	(15)
Trading assets/liabilities
Treasury bills & other eligible bills	1,990	1,990	–	1,630	1,630	–
Loans and advances to banks	7,080	7,080	–	4,884	4,884	–
Loans and advances to customers	11,357	11,357	–	9,413	9,413	–
Debt securities	22,011	22,011	–	28,575	28,575	–
Equity shares and other variable yield securities	1,146	1,146	–	1,239	1,239	–
Deposits by banks	(9,834)	(9,834)	–	(13,353)	(13,353)	–
Customer accounts	(9,502)	(9,502)	–	(5,736)	(5,736)	–
Short positions in government debt securities	(2,715)	(2,715)	–	(4,303)	(4,303)	–
Derivative contracts with third parties	(1,793)	(1,793)	–	(3,169)	(3,169)	–
Derivative contracts with ANFP	505	505	–	50	50	–

(1)	Where quoted market prices are not available, fair values of on-balance sheet financial instruments incorporate the discounted value of the principal amounts, whereas, for associated hedges of the underlying interest flows, fair values of derivatives do not reflect principal amounts. Consequently, movements in the fair values of on-balance sheet financial instruments are not necessarily matched by equal and opposite movements in the fair values of related derivatives.

(2)	Other non-trading derivatives hedge finance, operating lease assets and non-equity minority interests. SFAS 107 does not require disclosure of the fair value of finance lease debtors. They are therefore excluded from the table. Non-equity minority interests are not classified as liabilities under UK GAAP and have been excluded from the table.

Fair values include the fair values of derivatives undertaken by Abbey entities for non-trading purposes with Abbey National Financial Products. As part of an integrated approach to risk management, Abbey uses both off–balance sheet and on-balance sheet instruments to manage risk. On-balance sheet instruments which are used as hedges of other on-balance sheet instruments are shown in the relevant standard balance sheet headings on the fair value table, and are not offset.

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

Financial Statements

Notes to the Financial Statements continued

Assets

Debt securities and equity shares and other variable yield securities

Where available, securities and investments have been valued using quoted market prices. Where quoted market prices are not available, as is the case with certain over-the-counter derivatives (“OTC derivatives”), fair value is determined using pricing models that use a mathematical methodology based on accepted financial theories. Depending on the product type and its components, the fair value of over-the-counter derivatives is modelled using one or a combination of pricing models that are widely accepted in the financial services industry.

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

     However, if a market value could be ascertained, the Directors believe it would reflect the expectation of a long-term and continuing relationship with a majority of the customers. Although substantial, this value is intangible and it cannot therefore be included in the fair value under SFAS 107. Consequently the Directors believe that, for the purposes of SFAS 107, the carrying value of the variable rate loans may be assumed to be their fair value.

     Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The excess of fair value over carrying value of each of these loans has been estimated by reference to the market rates available at 31 December 2004 for similar loans of maturity equal to the remaining fixed period. The fixed element of such loans is substantially hedged such that any movement in the value of the loan as a result of market interest rate changes will be offset by an equivalent movement in the value of the instrument used as a hedge.

Liabilities

Deposits by banks and customers

SFAS 107 states that the fair value of deposit liabilities payable on demand is equal to the carrying value. However, given the long-term and continuing nature of the relationships with Abbey’s customers, the Directors believe there is significant value to Abbey in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of the liabilities has been estimated by reference to the market rates available at 31 December 2004 for similar maturities.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using in-house pricing models, or stated at amortised cost.

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

65. Consolidating financial information

Abbey National Treasury Services plc is a wholly owned subsidiary of Abbey National plc and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC (the “Registration Statement”). Abbey National plc has fully and unconditionally guaranteed the obligations of Abbey National Treasury Services plc that have been, or will be incurred before 31 July 2008: this guarantee includes all securities issued by Abbey National Treasury Services plc pursuant to the Registration Statement.

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

     This information is presented for: (i) Abbey National plc, on a stand-alone basis as guarantor (“The Company”); (ii) Abbey National Treasury Services plc, on a stand-alone basis; (iii) other non-guarantor subsidiaries of The Company and

Financial Statements

Notes to the Financial Statements continued

Abbey National Treasury Services plc on a combined basis (“Other”); (iv) consolidation adjustments (“Adjustments”); and (v) total consolidated amounts (“Consolidated”).

UK GAAP
Profit and loss accounts

		Abbey National
	The Company	Treasury Services	Other	Adjustments	Consolidated
	£m	£m	£m	£m	£m

For the year ended 31 December 2004
Net interest income	950	272	292	16	1,530
Fees, commissions and other income	629	(1)	1,181	(643)	1,166

Total operating income	1,579	271	1,473	(627)	2,696
Operating expenses excluding operating lease depreciation	(1,812)	(127)	(428)	213	(2,154)
Depreciation on operating lease assets	—	(1)	(150)	—	(151)
Provisions	(181)	160	(19)	(78)	(118)

Operating (loss)/profit on ordinary activities before tax	(414)	303	876	(492)	273
Tax on (loss)/profit on ordinary activities	183	—	(55)	(272)	(144)

(Loss)/profit on ordinary activities after tax	(231)	303	821	(764)	129
Minority interests – non-equity	—	—	(49)	—	(49)

Loss for the financial year attributable to the shareholders of Abbey National plc	(231)	303	772	(764)	80
Transfer from non-distributable reserve	—	—	—	47	47
Dividends including amounts attributable to non-equity interests	(631)	51	(145)	94	(631)

Retained (loss)/profit for the year	(862)	354	627	(623)	(504)

For the year ended 31 December 2003

Net interest income	1,330	18	704	10	2,062
Fees, commissions and other income	1,109	271	68	(977)	471

Total operating income	2,439	289	772	(967)	2,533
Operating expenses excluding operating lease depreciation	(1,677)	(695)	(42)	217	(2,197)
Depreciation on operating lease assets	—	—	(251)	—	(251)
Provisions	(886)	(198)	(364)	677	(771)

Operating (loss)/profit on ordinary activities before tax	(124)	(604)	115	(73)	(686)
Tax on (loss)/profit on ordinary activities	(43)	188	(83)	(20)	42

(Loss)/profit on ordinary activities after tax	(167)	(416)	32	(93)	(644)
Minority interests – non-equity	—	—	(55)	—	(55)

Loss for the financial year attributable to the shareholders of Abbey National plc	(167)	(416)	(23)	(93)	(699)
Transfer from non-distributable reserve	—	—	—	(200)	(200)
Dividends including amounts attributable to non-equity interests	(424)	91	(569)	478	(424)

Retained (loss)/profit for the year	(591)	(325)	(592)	185	(1,323)

For the year ended 31 December 2002

Net interest income	1,242	239	1,095	8	2,584
Fees, commissions and other income	1,337	350	230	(936)	981

Total operating income	2,579	589	1,325	(928)	3,565
Operating expenses excluding operating lease depreciation	(1,485)	(171)	(1,401)	(100)	(3,157)
Depreciation on operating lease assets	—	—	(280)	—	(280)
Provisions	(1,494)	(656)	(261)	1,336	(1,075)

Operating (loss)/profit on ordinary activities before tax	(400)	(238)	(617)	308	(947)
Tax on (loss)/profit on ordinary activities	(97)	101	(237)	81	(152)

(Loss)/profit on ordinary activities after tax	(497)	(137)	(854)	389	(1,099)
Minority interests – non-equity	—	—	(60)	(2)	(62)

(Loss)/profit for the financial year attributable to the shareholders of Abbey National plc	(497)	(137)	(914)	387	(1,161)
Transfer from non-distributable reserve	—	—	—	263	263
Dividends including amounts attributable to non-equity interests	(424)	(449)	(309)	758	(424)

Retained (loss)/profit for the year	(921)	(586)	(1,223)	1,408	(1,322)

Financial Statements

Notes to the Financial Statements continued

UK GAAP
Balance sheets

		Abbey National
	The Company	Treasury Services	Other	Adjustments	Consolidated
	£m	£m	£m	£m	£m

At 31 December 2004
Assets
Cash, treasury bills and other eligible bills	443	663	1,338	—	2,444
Loans and advances to banks	3,605	52,448	26,207	(72,112)	10,148
Loans and advances to customers	79,857	3,593	25,360	(15,601)	93,209
Net investment in finance leases	3	—	1,142	3	1,148
Securities and investments	406	12,067	12,635	(1,249)	23,859
Long-term assurance business	—	—	1	2,967	2,968
Intangible fixed assets	—	—	317	—	317
Tangible fixed assets excluding operating lease assets	226	2	145	(127)	246
Operating lease assets	—	—	2,341	—	2,341
Other assets	1,684	3,537	967	(307)	5,881
Shares in group undertakings	8,250	2,704	4,642	(15,596)	—
Assets of long-term assurance funds	—	—	29,631	(2,451)	27,180

Total assets	94,474	75,014	104,726	(104,473)	169,741

Liabilities
Deposits by banks	15,697	35,268	21,800	(54,353)	18,412
Customer accounts	65,910	12,048	19,440	(18,548)	78,850
Debt securities in issue	4	19,779	17,284	(15,098)	21,969
Other liabilities	2,389	5,279	4,289	(145)	11,812
Subordinated liabilities including convertible debt	6,395	278	653	(1,244)	6,082
Liabilities of long-term assurance funds	—	—	29,631	(2,451)	27,180

	90,395	72,652	93,097	(91,839)	164,305
Minority interests – non-equity	—	—	518	(6)	512
Non-equity shareholders’ funds	632	—	781	(781)	632
Equity Shareholders’ Funds	3,447	2,362	10,330	(11,847)	4,292

Total liabilities	94,474	75,014	104,726	(104,473)	169,741

At 31 December 2003

Assets
Cash, treasury bills and other eligible bills	417	234	1,419	—	2,070
Loans and advances to banks	4,218	16,977	19,386	(33,426)	7,155
Loans and advances to customers	76,070	18,525	15,732	(16,488)	93,839
Net investment in finance leases	18	—	2,535	20	2,573
Securities and investments	482	14,399	18,945	(1,865)	31,961
Long-term assurance business	—	—	—	2,272	2,272
Intangible fixed assets	—	—	341	—	341
Tangible fixed assets excluding operating lease assets	239	3	157	(131)	268
Operating lease assets	—	—	2,529	—	2,529
Other assets	1,534	3,631	639	(373)	5,431
Shares in group undertakings	8,171	2,704	1,658	(12,533)	—
Assets of long-term assurance funds	—	—	30,978	(2,642)	28,336

Total assets	91,149	56,473	94,319	(65,166)	176,775

Liabilities
Deposits by banks	18,780	14,726	18,667	(30,048)	22,125
Customer accounts	57,900	9,782	12,227	(5,508)	74,401
Debt securities in issue	4	22,882	16,430	(14,482)	24,834
Other liabilities	2,198	6,635	5,794	(512)	14,115
Subordinated liabilities including convertible debt	7,431	332	1,173	(1,857)	7,079
Liabilities of long-term assurance funds	—	—	30,978	(2,642)	28,336

	86,313	54,357	85,269	(55,049)	170,890
Minority interests – non-equity	—	—	560	(6)	554
Non-equity shareholders’ funds	632	—	(1,768)	1,768	632
Equity Shareholders’ Funds	4,204	2,116	10,258	(11,879)	4,699

Total liabilities	91,149	56,473	94,319	(65,166)	176,775

Financial Statements

Notes to the Financial Statements continued

US GAAP reconciliations

		Abbey National
	The Company	Treasury Services	Other	Adjustments	Consolidated
2004	£m	£m	£m	£m	£m

Income statement
Loss attributable to the shareholders – UK GAAP	(231)	303	772	(764)	80
Dividends on preference shares	(48)	—	—	—	(48)

	(279)	303	772	(764)	32
US GAAP adjustments:
Goodwill	—	—	—	5	5
Other intangible assets	—	—	(162)	—	(162)
Computer software	(53)	(7)	(49)	—	(109)
Pensions cost	(64)	(2)	(12)	—	(78)
Securitisation	30	—	—	—	30
Shareholders’ interest in long-term assurance business	—	—	109	—	109
Loan origination fees	12	—	—	—	12
Leasing	12	—	(11)	—	1
Other	7	(5)	(68)	—	(66)
Derivatives and hedging activities	(261)	297	18	—	54
Tax effect on the above adjustments	95	(85)	94	—	104

Net (loss)/income available to ordinary shareholders – US GAAP	(501)	501	691	(759)	(68)

Shareholders’ funds

Shareholders’ funds including non-equity interests – UK GAAP	4,079	2,362	11,111	(12,628)	4,924
US GAAP adjustments:
Goodwill	—	—	—	678	678
Other intangible assets	—	—	89	—	89
Computer software	5	3	—	—	8
Pensions cost	(476)	(14)	(93)	—	(583)
Securitisation	368	—	—	—	368
Shareholders’ interest in long-term assurance business	—	—	(935)	—	(935)
Leasing	(36)	—	(161)	—	(197)
Other	(85)	—	(53)	—	(138)
Derivatives and hedging activities	121	84	1	—	206
Loan origination fees	70	—	—	—	70
Securities and Investments	—	52	—	—	52
Dividend payable	—	—	—	—	—
Tax effect on the above adjustments	10	(38)	329	—	301

Shareholders’ funds – US GAAP	4,056	2,449	10,288	(11,950)	4,843

2003

Income statement
Loss attributable to the shareholders – UK GAAP	(167)	(416)	(23)	(93)	(699)
Dividends on preference shares	(60)	—	—	—	(60)

	(227)	(416)	(23)	(93)	(759)
US GAAP adjustments:
Goodwill	—	—	—	22	22
Other intangible assets	—	—	(53)	—	(53)
Computer software	(15)	(13)	(14)	—	(42)
Pensions cost	(5)	—	(2)	—	(7)
Securitisation	37	—	—	—	37
Shareholders’ interest in long-term assurance business	—	—	270	—	270
Loan origination fees	37	—	—	—	37
Leasing	5	—	(35)	—	(30)
Other	15	9	(22)	—	2
Derivatives and hedging activities	(25)	300	28	—	303
Tax effect on the above adjustments	(30)	(74)	196	—	92

Net (loss)/income available to ordinary shareholders – US GAAP	(208)	(194)	345	(71)	(128)

Financial Statements

Notes to the Financial Statements continued

		Abbey National
	The Company	Treasury Services	Other	Adjustments	Consolidated
Shareholders’ funds	£m	£m	£m	£m	£m

Shareholders’ funds including non-equity interests – UK GAAP	4,836	2,116	8,490	(10,111)	5,331
US GAAP adjustments:
Goodwill	—	—	—	673	673
Other intangible assets	—	—	251	—	251
Computer software	58	10	49	—	117
Pensions cost	(352)	(15)	(97)	—	(464)
Securitisation	310	—	—	—	310
Shareholders’ interest in long-term assurance business	—	—	(1,044)	—	(1,044)
Leasing	(48)	—	(150)	—	(198)
Other	(92)	5	15	—	(72)
Derivatives and hedging activities	382	(213)	(17)	—	152
Loan origination fees	58	—	—	—	58
Securities and Investments	—	89	—	—	89
Dividend payable	242	—	—	—	242
Tax effect on the above adjustments	(95)	37	242	—	184

Shareholders’ funds – US GAAP	5,299	2,029	7,739	(9,438)	5,629

2002
Income statement

Loss attributable to the shareholders – UK GAAP	(497)	(137)	(914)	387	(1,161)
Dividends on preference shares	(62)	—	—	—	(62)

	(559)	(137)	(914)	387	(1,223)
US GAAP adjustments:
Goodwill	—	—	—	714	714
Other intangible assets	—	—	(120)	—	(120)
Computer software	29	(4)	(49)	—	(24)
Pensions cost	(19)	(1)	(8)	—	(28)
Securitisation	26	—	—	—	26
Shareholders’ interest in long-term assurance business	—	—	(673)	—	(673)
Loan origination fees	73	—	—	—	73
Leasing	3	—	91	—	94
Other	(118)	31	50	—	(37)
Derivatives and hedging activities	108	(132)	(114)	—	(138)
Tax effect on the above adjustments	(31)	32	(72)	—	(71)

Net (loss) income available to ordinary shareholders – US GAAP	(488)	(211)	(1,809)	1,101	(1,407)

Shareholders’ funds

Shareholders’ funds including non-equity interests – UK GAAP	5,521	2,440	10,845	(12,456)	6,350
US GAAP adjustments:
Goodwill	—	—	—	846	846
Other intangible assets	—	—	304	—	304
Computer software	73	23	63	—	159
Pensions cost	(304)	(12)	(123)	—	(439)
Securitisation	188	—	—	—	188
Shareholders’ interest in long-term assurance business	—	—	(1,284)	—	(1,284)
Leasing	(53)	—	(115)		(168)
Other	(135)	(4)	37	—	(102)
Derivatives and hedging activities	232	(559)	(83)	—	(410)
Loan origination fees	19	—	—	—	19
Securities and investments	—	137	—	—	137
Dividend payable	107	—	—	—	107
Tax effect on the above adjustments	(6)	125	73	—	192

Shareholders’ funds – US GAAP	5,642	2,150	9,717	(11,610)	5,899

Financial Statements

Notes to the Financial Statements continued

UK GAAP
Cash flow statements

		Abbey National
	The Company	Treasury Services	Other	Adjustments	Consolidated
	£m	£m	£m	£m	£m

For the year ended 31 December 2004
Net cash inflow from operating activities	945	136	(3,100)	—	(2,019)
Net cash outflow from returns on investment and servicing of finance	(288)	1	(87)	—	(374)
Total taxation paid	2	129	(143)	—	(12)
Net cash outflow from capital expenditure and financial investment	62	1,676	(1,204)	—	534
Acquisitions and disposals	875	—	2,305	—	3,180
Equity dividends paid	(699)	50	(48)	—	(697)

Net cash (outflow)/inflow before financing	897	1,992	(2,277)	—	612
Net cash inflow from financing	(862)	(52)	114	—	(800)

(Decrease)/increase in cash	35	1,940	(2,163)	—	(188)

For the year ended 31 December 2003

Net cash inflow from operating activities	(2,993)	(21,547)	(8,138)	—	(32,678)
Net cash outflow from returns on investment and servicing of finance	(284)	—	(88)	—	(372)
Total taxation paid	(145)	54	(8)	—	(99)
Net cash outflow from capital expenditure and financial investment	499	(408)	25,098	—	25,189
Acquisitions and disposals	3,320	22,570	(17,087)	—	8,803
Equity dividends paid	(216)	91	(91)	—	(216)

Net cash (outflow)/inflow before financing	181	760	(314)	—	627
Net cash inflow from financing	(122)	(760)	689	—	(193)

(Decrease)/increase in cash	59	—	375	—	434

For the year ended 31 December 2002

Net cash inflow from operating activities	1,298	(2,024)	(10,226)	—	(10,952)
Net cash outflow from returns on investment and servicing of finance	(292)	(86)	(84)	—	(462)
Total taxation paid	(143)	(43)	(310)	—	(496)
Net cash outflow from capital expenditure and financial investment	(900)	4,895	5,560	—	9,555
Acquisitions and disposals	(48)	—	(488)	—	(536)
Equity dividends paid	(648)	(449)	449	—	(648)

Net cash (outflow)/inflow before financing	(733)	2,293	(5,099)	—	(3,539)
Net cash inflow from financing	626	110	(49)	—	687

(Decrease)/increase in cash	(107)	2,403	(5,148)	—	(2,852)

Financial Statements

Five year record

The financial information set forth below for the twelve month periods ended 31 December 2004, 2003 and 2002, and as at 31 December 2004 and 2003 has been derived from the Consolidated Financial Statements of the Group included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s consolidated financial statements and the notes thereto. Financial information set forth below for the twelve-month periods ended 31 December 2001 and 2000, and as at 31 December 2002, 2001 and 2000, has been derived from the audited Consolidated Financial Statements of the Group for 2002, 2001 and 2000. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 1985. The auditors’ report in the financial statements for each of the five years ended 31 December 2004 was unqualified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985. The Consolidated Financial Statements of the Group, for the years ended 31 December 2004, 2003, 2002, 2001 and 2000, were audited by Deloitte & Touche, independent accountants. The Group’s Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Certain significant differences between UK GAAP and US GAAP are discussed in note 58 to the Consolidated Financial Statements, and notes 61 and 62 to the Consolidated Financial Statements include reconciliations of certain amounts calculated in accordance with UK GAAP to US GAAP.

Profit and loss accounts

					2003		2002		2001		2000
	2004		2004		(restated)		(restated)		(restated)		(restated)
	$m		£m		£m		£m		£m		£m

Net interest income (1, 5)	2,723		1,530		2,062		2,584		2,692		2,680
Fees, commissions and other income (1, 2)	2,075		1,166		471		981		1,400		1,512
Total operating income	4,798		2,696		2,533		3,565		4,092		4,192
Operating expenses excluding impairment of goodwill and operating lease depreciation (7)	(3,835)		(2,154)		(2,179)		(2,019)		(1,856)		(1,819)
Impairment of goodwill	—		—		(18)		(1,138)		—		—
Depreciation on operating lease assets (2)	(269)		(151)		(251)		(280)		(256)		(178)
Provisions	(210)		(118)		(771)		(1,075)		(510)		(326)

(Loss)/profit on ordinary activities before tax(6)	484		273		(686)		(947)		1,470		1,869
Tax on (loss)/profit on ordinary activities	(256)		(144)		42		(152)		(464)		(513)

(Loss)/profit on ordinary activities after tax	228		129		(644)		(1,099)		1,006		1,356
Minority interests – non-equity	(87)		(49)		(55)		(62)		(59)		(51)

(Loss)/profit for the financial year attributable to the shareholders of Abbey National plc	141		80		(699)		(1,161)		947		1,305
Transfer (to)/from non-distributable reserve	84		47		(200)		263		161		(134)
Dividends including amounts attributable to non-equity interests	(1,122)		(631)		(424)		(424)		(762)		(687)

Retained (loss)/profit for the year	(897)		(504)		(1,323)		(1,322)		346		484

Selected UK GAAP profit and loss account data

Earnings/(loss) per ordinary share (pence and cents)
– basic	3.9c		2.2p		(52.4	)p	(84.8	)p	63.2p		89.2p
– diluted	3.9c		2.2p		(52.4	)p	(84.3	)p	62.8p		88.6p
Dividends per ordinary share (pence and cents)
– net (3)	70.0c		39.3p		25.0p		25.0p		50.0p		45.5p
– gross equivalent (4)	77.8c		43.7p		27.8p		27.8p		55.6p		50.6p
Dividend cover (times)	0.10		0.10		(1.60)		(2.70)		1.20		1.90

Selected US GAAP profit and loss account data

(Loss)/income from continuing operations (8)	(183)		(103)		278		(685)		1,485		—
Net (loss)/income available to ordinary shareholders	(121)		(68)		(128)		(1,407)		947		1,175
(Loss)/earnings per ordinary share (pence) from continuing operations (8)
– basic and diluted	(12.6	)c	(7.1	)p	(19.2	)p	(47.5	)p	63.4	p	—
from net (loss)/income available to ordinary shareholders
– basic and diluted	(8.3	)c	(4.7	)p	(8.8	)p	(98.2	)p	66.2	p	83.2p

Financial Statements

Five year record Continued

Balance sheets

	2004	2004	2003	2002	2001	2000
	$m	£m	£m	£m	£m	£m

Assets
Cash, treasury bills and other eligible bills	4,351	2,444	2,070	1,879	2,983	1,596
Loans and advances to banks	18,063	10,148	7,155	6,601	9,874	12,168
Loans and advances to customers before non-recourse finance	141,210	79,331	84,488	81,427	78,650	81,752
Loans and advances subject to securitisation	51,577	28,976	23,833	24,156	18,883	7,927
Less: non-recourse finance	(26,874)	(15,098)	(14,482)	(15,160)	(12,952)	(4,629)
Loans and advances to customers	165,913	93,209	93,839	90,423	84,581	85,050
Net investment in finance leases	2,044	1,148	2,573	3,447	4,738	5,192
Securities and investments	42,468	23,859	31,961	60,770	68,673	69,573
Long-term assurance business (8)	5,283	2,968	2,272	2,316	1,662	1,513
Intangible fixed assets	564	317	341	376	1,243	245
Tangible fixed assets excluding operating lease assets	438	246	268	371	336	389
Operating lease assets	4,166	2,341	2,529	2,573	2,522	1,963
Tangible fixed assets	4,604	2,587	2,797	2,944	2,858	2,352
Other assets	10,469	5,881	5,431	7,027	7,340	7,565
Assets of long-term assurance funds	48,381	27,180	28,336	29,411	30,415	19,083

Total assets	302,140	169,741	176,775	205,194	214,367	204,337

Liabilities

Deposits by banks	32,774	18,412	22,125	24,174	24,945	34,996
Customer accounts	140,354	78,850	74,401	76,766	75,809	66,795
Debt securities in issue	39,105	21,969	24,834	48,079	54,413	57,078
Other liabilities	21,025	11,812	14,115	12,484	13,739	12,978
Subordinated liabilities including convertible debt (5)	10,826	6,082	7,079	7,303	6,887	5,871
Liabilities of long-term assurance funds	48,380	27,180	28,336	29,411	30,415	19,083

	292,463	164,305	170,890	198,217	206,208	196,801
Minority interests – non-equity	912	512	554	627	681	664
Non-equity shareholders’ funds (5)	1,125	632	632	748	748	450
Equity shareholders’ funds	7,640	4,292	4,699	5,602	6,730	6,422

Total liabilities	302,140	169,741	176,775	205,194	214,367	204,337

Selected UK GAAP balance sheet data

Shareholders’ funds, inc non-equity	8,765	4,924	5,331	6,350	7,478	6,872
Book value of equity shareholders’ funds per ordinary share	514.1c	288.8p	321.3p	384.2p	468.3p	450.6p

Selected US GAAP balance sheet data

Shareholders’ funds	8,621	4,843	5,629	5,899	8,059	7,634
Book value of equity shareholders’ funds per ordinary share	504.4c	283.4p	341.7p	352.6p	497.6p	501.8p
Number of shares in issue, adjusted for changes in capital (m)	1,465	1,465	1,453	1,450	1,440	1,428
Total assets	331,552	186,265	197,836	188,161	188,689	177,773

(1)	Equivalent US dollar amounts are shown in “Shareholder information – Dividends on ordinary shares”, included elsewhere in this Annual Report.

(2)	The calculation of the gross equivalent dividend per ordinary share applies a tax rate of 10% for grossing-up purposes for dividends.

(3)	Prior to 2002, Reserve capital instruments were reported as a component of non-equity shareholders’ funds, with coupon payments treated as a non-equity appropriation of profit. Following an accounting presentation change, Reserve capital instruments are now reported within Subordinated liabilities, with coupon payments recorded as Interest payable, within Net interest income.

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

(4)	The application of FRS 19, Deferred tax, for the year ended 31 December 2002 has resulted in deferred taxation being provided on all timing differences that have not reversed before the balance sheet date at the rate of tax expected to apply when those timing differences will reverse. Deferred tax assets are now recognised to the extent that they are regarded as recoverable. Previously, deferred taxation was accounted for where it was probable that a liability or asset would arise. The 2001 and 2000 comparative amounts have been restated to reflect this accounting policy change and as a consequence the tax charge has been reduced by £24m (2001) and £16m (2000), respectively. Shareholders’ funds including non-equity interests have been increased by £120m (2001) and£96m (2000) respectively.

(5)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 – $1.78, the noon buying rate on 31 December 2004

(6)	Prior to 2002, the costs of equity-based instruments issued to employees under compensation schemes were generally accounted for under the intrinsic value method. Abbey now accounts for the costs of share-based instruments on a fair value basis. The costs of share-based payments are computed by reference to the grant date; such costs are expensed over the vesting period of the instrument. The 2001 and 2000 Profit and Loss accounts and statements of total recognised gains and losses comparative amounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £6m (2001) and £4m (2000) respectively, with a corresponding credit to the statement of total recognised gains and losses. No prior period adjustment to shareholders’ funds is required.

(7)	In 2002 certain adjustments were made to period end market values in reporting long-term assurance business. The 2001 and 2000 comparative amounts have been restated to reflect this change in accounting policy. The reported earnings in these periods have been reduced by £443m and £102m, respectively. See note 21 “Long term assurance business” for further information.

(8)	Determination of the split of net income between continuing operations and discontinued operations, and the related earnings per share amounts for 2000 is not practicable.

Financial Statements

Five year record Continued

Selected statistical information

	Year ended/as at 31 December
		2003	2002
	2004	(restated)	(restated)	2001	2000
	%	%	%	%	%

Selected UK GAAP financial statistics
Profitability ratios:
Return on average total assets (1, 9)	0.02	(0.39)	(0.56)	0.43	0.66
Return on average ordinary shareholders’ funds (2)	0.66	(13.54)	(20.01)	13.01	20.56
Return on average risk weighted assets (3)	0.05	(1.10)	(1.47)	1.07	1.59
Net interest margin (excluding exceptional items) (4, 9)	1.40	1.69	1.73	1.47	1.61
Cost: income ratio (including exceptional items) (5)	84.65	95.49	61.46	48.38	45.32
Cost: income ratio (excluding exceptional items) (5)	84.65	95.49	61.46	48.38	45.32
Capital ratios:
Ordinary dividends as a percentage of net income	1814.63	(47.96)	(29.60)	79.56	51.22
Average ordinary shareholders’ funds as a percentage of average total assets (9)	2.56	2.89	2.80	3.33	3.21
Risk asset ratios:
Total	12.0	13.3	11.6	11.6	13.5
Tier 1	10.4	10.1	9.2	8.4	8.8
Credit quality data: (6)
Non-performing loans as a percentage of loans and advances to customers excluding finance leases (6, 7)	1.48	3.25	2.36	2.22	2.60
Provisions as a percentage of loans and advances to customers excluding finance leases (6)	0.57	1.01	0.78	0.62	0.70
Provisions as a percentage of non-performing loans (6, 7)	38.2	31.14	35.95	27.76	26.87
Provisions charge for bad and doubtful debts as a percentage of average loans and advances to customers excluding finance leases (6)	(0.04)	0.54	0.60	0.33	0.35
Ratio of earnings to fixed charges: (8)
Excluding interest on retail deposits	116.35	71.72	74.68	126.93	129.62
Including interest on retail deposits	107.26	83.16	82.59	119.47	121.91

Selected US GAAP financial statistics
Return on average total assets (1)	(0.04)	(0.07)	(0.76)	0.52	0.70
Return on average ordinary shareholders’ funds (2)	(1.48)	(2.55)	(22.77)	12.95	17.18
Dividends as a percentage of net income	(1213.22)	(178.91)	(51.22)	71.29	50.89
Average ordinary shareholders’ funds as a percentage of average total assets	2.40	2.63	3.33	3.99	4.07

	Number	Number	Number	Number	Number

Ratio of earnings to fixed charges: (8)
Excluding interest on retail deposits	1.07	0.92	0.67	1.28	1.26
Including interest on retail deposits	1.03	0.95	0.77	1.20	1.20

(1)	Profit after tax divided by average total assets.

(2)	Profit after tax divided by average equity shareholders’ funds.

(3)	Profit after tax divided by average risk weighted assets.

(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5)	Cost: income ratio equals operating expenses excluding depreciation on operating lease assets divided by total operating income less depreciation on operating lease assets.

(6)	All credit quality data is calculated using period-end balances, except for provisions for bad and doubtful debts as a percentage of average loans and advances to customers, excluding assets held under purchase and resale agreements.

(7)	The non-performing loans used in these statistics are calculated in accordance with conventional US definitions. The value of non-performing loans represents the aggregate outstanding balance of all loans and advances 90 days or more overdue or, for unsecured loans less than 90 days overdue, the balance of loans where a provision has been made or interest suspended. Interest continues to be debited to substantially all of these loans and advances for collection purposes. The proportion of this interest whose collectability is in doubt is then suspended and excluded from the profit and loss account. Accordingly, the interest income figures included in the profit and loss account are the same as would be reported in the United States. However, the value of non-performing loans is higher by the cumulative amount of this suspended interest.

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

     Non-performing loans also include the full value of loans for which Abbey has enforced its security by taking into possession the borrowers’ properties. In many such cases the value of the losses expected to result on sale of the security is known with some certainty and is included in the specific provisions. However, the value of the losses is not charged off until the properties are sold and the losses have thus been determined precisely. Other banks, including those in the US, may charge off losses more rapidly. Although Abbey’s practice does not affect net income or the carrying value of loans and advances to customers, it does increase the reported value of non-performing loans.

     For these reasons, the value of the non-performing loans is not necessarily indicative of the value of losses which Abbey is likely to suffer. Management believes that it is important to consider the quality of Abbey’s UK residential mortgage portfolio compared with those of its competitors. Over the reporting periods covered by this table, the number of mortgage loans which are six months or more in arrears as a percentage of the total number of outstanding mortgage loans has been broadly comparable with the UK Council of Mortgage Lenders’ (CML) industry average. At 31 December 2003, Abbey’s percentage was 0.19% compared with a Council of Mortgage Lenders percentage of 0.36%. The value of these Abbey non- performing loans as a percentage of its total UK

Financial Statements

Five year record Continued

residential mortgage loan assets was 0.16%. Non-performing loans in this table also include the value of arrears cases between three and six months in arrears and the value of properties in possession. On this basis, the non-performing UK residential mortgage loans are 0.1% of its total UK residential loans and advances. If the remainder of Abbey’s loans and advances (excluding finance leases) are included, this ratio increases to 3.25%.

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

Exchange rates

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 25 May was $1.8312

	High	Low	Average (1)	Period end
Calendar period	$ Rate	$ Rate	$ Rate	$ Rate

Years ended 31 December:
2004	1.95	1.75	1.83	1.78
2003	1.78	1.55	1.63	1.78
2002	1.61	1.41	1.50	1.61
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50
Months ended:
May 2005 (2)	1.90	1.82
April 2005	1.92	1.87
March 2005	1.93	1.87
February 2005	1.92	1.86
January 2005	1.91	1.86
December 2004	1.95	1.91
November 2004	1.91	1.83

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

(2)	With respect to May 2005, for the period from May 1 to May 25.

Shareholder Information

Dividend and Share Information

Dividends on ordinary shares

Abbey National plc has paid dividends on its ordinary shares every year without interruption since its incorporation in 1989. At the interim stage in 2004 a dividend of 8.33 pence was paid. In addition a special dividend of 25 pence together with 6 pence dividend differential was paid to Abbey shareholders in December 2004 in relation to the sale to Banco Santander Central Hispano, S.A.

     The dividends (including interim dividends) declared for each of the last five years were as follows:

Pence per ordinary share

	2004	2003	2002	2001	2000

Interim	8.33	8.33	17.65	16.80	15.15
Final*	31.00	16.67	7.35	33.20	30.35

Total	39.33	25.00	25.00	50.00	45.50

Cents per ordinary share

	2004	2003	2002	2001	2000

Interim	14.83	14.82	28.41	24.36	22.66
Final*	55.18	29.67	11.83	48.14	45.39

Total	70.01	44.49	40.24	72.50	68.05

*	The final dividend column for 2004 includes the special dividend paid in December 2004 in relation to the sale to Banco Santander Central Hispano, S.A.

Dividends expressed in cents are translated from sterling at the non-buying rate on 31 December of the year to which they relate (or the last business day in December if 31 December was not a business day that particular year). No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into dollars at these rates.

Dividends on dollar-denominated preference shares

Dividends on the non-cumulative dollar-denominated preference shares, are paid quarterly at such rates as will, including the UK associated tax credit and before deduction of UK withholding tax (see “Taxation for US investors” below), result in annual dividends to holders amounting to 7 3/8% of the $25.00 issue price, respectively.

Dollar-denominated preference shares and American Depository Shares

At 31 December 2004, Abbey National plc had outstanding 18,000,000 Series B non-cumulative dollar-denominated preference shares, nominal value $0.01 each. The Series B preference shares were issued in November 2001. Currently, the only trading market for these shares is the New York Stock Exchange where they are traded in the form of Series B American Depositary Shares, each representing one preference share.

     At 31 December 2004, the series B American Depository Shares were held by 32 holders, all with US addresses. The Series B American Depository Shares traded on the New York Stock Exchange at prices ranging from a high of $28.00 to a low of $24.37 during 2004.

Share price history

The following tables show the high and low sale prices for the ordinary shares during the periods indicated, based on mid-market prices at the close of business on the London Stock Exchange for the following periods:

(i)	The five most recent financial years;

(ii)	Each financial quarter for the two most recent financial years; and

(iii)	Each of the six most recent months.

(i) Five most recent financial years

	Ordinary shares
	High	Low
	pence	pence

2004*	644	420
2003	596	317
2002	1,132	487
2001	1,305	885
2000	1,219	622

*	The period for which the figures are calculated is up to 12 November 2004 as on that date the ordinary shares were cancelled.

Shareholder Information

Dividend and Share Information Continued

(ii) Quarterly for the two most recent financial years

2004: Fourth quarter*	644	571
Third quarter	598	469
Second quarter	513	420
First quarter	587	438

2003: Fourth quarter	596	518
Third quarter	577	470
Second quarter	538	337
First quarter	539	317

*	The period for which the figures are calculated is up to 12 November 2004, as on that date the ordinary shares were cancelled.

(iii) The six most recent months

November 2004**	644	623
October 2004	632	571
September 2004	619	550
August 2004	598	575
July 2004	580	469
June 2004	514	448

**	1 November 2004 through 12 November 2004.

Major shareholders

As at 31 December 2004, Abbey National plc was a wholly owned subsidiary of Banco Santander Central Hispano, S.A. The acquisition was effected by means of a scheme of arrangement under Section 425 Companies Act on 12 November 2004. The ordinary shares in Abbey National plc were cancelled and holders of Abbey National plc shares who were on the register at 4.30pm on 12 November 2004 received one Banco Santander Central Hispano, S.A. share for each Abbey share.

Exchange controls

There are no United Kingdom laws, decrees or regulations that restrict Abbey’s export or import of capital, including the availability of cash and cash equivalents for use by Abbey, or that affect the remittance of dividends or other shareholder payments to non UK Holders of Abbey Shares, except as outlined in the section on “Taxation”.

Shareholder Information

Risk Factors

An investment in Abbey’s shares involves a number of risks, certain of which are set forth below. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks concerning borrower credit quality and general economic conditions are inherent in Abbey’s business

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of Abbey’s businesses. Adverse changes in the credit quality of Abbey’s borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of Abbey’s assets and require an increase in Abbey’s level of provisions for bad and doubtful debts. Deterioration in the UK economy could reduce the profit margins for Abbey’s banking and financial services businesses. See “Risk management” for a discussion of these items.

Market risks associated with fluctuations in interest rates, foreign exchange rates, bond and equity prices and other market factors are inherent in Abbey’s business

The most significant market risks Abbey faces are interest rate, foreign exchange and bond and equity price risks.

Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Over the last year we experienced a reduction in our interest rate spread. Should interest rate spreads continue to decrease this could adversely affect our profit from banking operations.

Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by Abbey’s non-UK businesses.

     The performance of financial markets may cause changes in the value of Abbey’s investment and trading portfolios. In addition Abbey is exposed to changes in the equity markets through its final salary pension scheme (closed to new entrants in 2002) and its life assurance funds including the requirement to maintain a minimum solvency margin.

     Abbey has implemented risk management methods to mitigate and control these and other market risks to which Abbey is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on Abbey’s financial performance and business operations. See “Risk management” for a discussion of these risks.

Operational risks are inherent in Abbey’s business

Abbey’s businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, people and systems, or from external events that interrupt normal business operations. See “Risk management – Operational risk”.

Abbey’s businesses are subject to substantial legislation, regulatory and governmental oversight

Abbey is subject to financial services laws, regulations, administrative actions and policies in each location in which Abbey operates. Changes in supervision and regulation, in particular in the UK, could materially affect Abbey’s business, the products and services offered or the value of assets. Although Abbey works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Abbey. See “Supervision and Regulation” for additional information.

The resolution of a number of issues affecting the UK financial services industry, including Abbey, could have a negative impact on Abbey’s results on operations or on its relations with some of its customers and potential customers.

Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisitions and disposals

Abbey devotes substantial management and planning resources developing strategic plans for organic growth and identifying possible acquisitions and disposals including the restructuring of Abbey’s businesses. If the outcome of these plans do not match expectations, Abbey’s earnings may not develop as forecast. In addition, the market for UK financial services and the other markets within which Abbey operates are highly competitive; Abbey’s ability to generate an appropriate return depends significantly upon management’s response to the competitive environment. See “Business overview – Competition” for additional information.

Abbey’s insurance businesses are subject to inherent risks regarding claims provisions

Claims in Abbey’s life assurance businesses may be higher than expected as a result of changing trends in claims experience arising from changes in demographic developments, mortality and morbidity rates and other factors outside Abbey’s control. Such changes could affect the profitability of current and future insurance products and services. See “Risk Management” — Life Business.

Risks associated with the disposal of our assets and/or businesses

Certain businesses are being managed for exit. In some cases this involves the sale of assets and/or businesses. Based on information currently available to us, the value of these assets or businesses shown in our financial statements reflect management’s best estimate of their current value. We believe these values will be close to ultimate disposal values. However there is an inherent uncertainty in predicting the ultimate sales value. As a result we may incur losses on disposal or further amounts to be written off fixed asset investments and/or increases in provisions, therefore reducing our profitability.

Shareholder Information

Taxation for US Investors

The following is a summary, under current law, of the principal UK and US federal income tax considerations relating to an investment by a US taxpayer in the Ordinary Shares, the Series A or B Non-cumulative Dollar-denominated Preference Shares, or the American Depositary Shares (ADSs) representing an interest in such shares (collectively, the “Shares”). This summary applies to you only if:

>	you are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of the Shares;

>	you hold the Shares as a capital asset for tax purposes; and

>	you are not resident or ordinarily resident in the UK for UK tax purposes, and do not hold the Shares for the purposes of a trade, profession, or vocation that you carry on in the UK through a branch or agency.

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

The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change. On March 31, 2003, representatives of the UK and US exchanged instruments of notification for a new income tax convention (the “New Treaty”). The New Treaty has the force and effect of law in respect of withholding taxes on dividends from May 1, 2003. As discussed below, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that was available under the terms of the Prior Treaty between the US and the UK from December 31, 1975 (“the Prior Treaty”), except for a limited period of time during which you may elect to apply the entirety of the Prior Treaty in preference to the New Treaty.

In general, the UK and US federal income tax considerations relevant to an investment in the Shares will be similar to the considerations relevant to investments in equity securities issued by other UK corporations. With regard to UK taxation:

>	dividends that you receive on the Shares will not be subject to any UK withholding tax;

>	dispositions of Shares that you make will not give rise to any UK tax on chargeable gains;

>	no UK stamp duty or stamp duty reserve tax will be payable on a transfer of Shares in ADS form, provided, in the case of stamp duty, that the ADSs and any instrument of transfer are executed and remain at all times outside the UK; and

>	UK stamp duty or stamp duty reserve tax will generally be payable on a transfer of registered Shares in non-ADS form, and you should consult your own tax advisers with respect to this possibility.

With regard to US federal income taxation:

>	if you hold Shares in ADS form, you will be treated as holding the underlying shares for US federal income tax purposes, and deposits and withdrawals of shares in exchange for ADSs will not be taxable events;

>	you must include cash dividends paid on the Shares in ordinary income on the date that you or the ADS depositary receive them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt;

>	subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual holder of Shares generally should be subject to US taxation at a maximum rate of 15% in respect of dividends received in 2004.

>	dispositions of Shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the Shares were held for more than one year; and

>	if you qualify for benefits under the Prior Treaty, you may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that you receive on the Shares, so long as you make an election to include in your income, as an additional notional dividend, an amount equal to the tax credit. This foreign tax credit benefit is generally only available with respect to dividends paid before May 1, 2003, unless you elect to apply the Prior Treaty convention in its entirety for an optional 12-month extension period. You should consult your own tax advisers regarding your potential eligibility for this foreign tax credit benefit.

Shareholder Information

Contact Information

Abbey National plc registered and principal office
Abbey National House,
2 Triton Square,
Regent’s Place
London
NW1 3AN
Registered Number 2294747
Registered in England and Wales

Grupo Santander shareholder department
Grupo Santander
Santander House
100, Ludgate Hill
London
EC4M 7NJ

Phone number
Shareholder Services
0870 532 9430

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

Web site

Further information on Abbey is available on the Internet at www.abbey.com.

Memorandum and Articles

Pursuant to the requirements of Item 10(b) of Form 20-F, the following is a summary of the Memorandum and Articles of Association of Abbey National plc.

Abbey is a public company registered in England, registered number 2294747. Abbey’s objects and purposes are set out in the Memorandum of Association. These include the power to carry on all financial business and financial operations as well as a wide range of other specified powers and an overarching power to carry on any business or activity which the Board of Directors believes will enhance the value or profitability of the business.

     Subject to certain exceptions, as permitted by English law, no director may vote, or be counted in the quorum, in relation to any resolution concerning his own appointment or the terms of his appointment, or in respect of any contract in which he has a material interest.

Directors’ remuneration is decided by the Remuneration Committee.

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the Company or to issue debentures and other securities whether outright or as collateral security.

     A director has to leave office at the Annual General Meeting following his or her 70th birthday, although that director may be re-appointed at the Annual General Meeting.

     No share ownership is required for a director’s qualification.

Preference Shares

Preference shares entitle the holder to receive a preferential dividend payment at a fixed or variable rate and on such dates as are determined by the Board prior to their allotment. The Board will also determine whether these rights are cumulative or non-cumulative. The preference shares rank as regards participation in profits pari passu inter se. If dividends are unclaimed for twelve years, the right to the dividend ceases in accordance with Article 44 of the Articles of Association.

     The holders of any series of preference shares will only be entitled to receive notice of and to attend any general meeting of the Company if the preference dividend on the shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the preference shares will be entitled to speak and/or vote upon any resolution proposed. Or, if a resolution is proposed at the general meeting, for, or in relation to, the winding-up of the Company; or varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the preference shares of such series, in which case the holders of the preference shares of such series will be entitled to speak and/or vote only upon such resolution; or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment.

     If Abbey commences liquidation, the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Acts.

>	divide among the members in kind the whole or any part of the assets of Abbey (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members; or

Shareholder Information

Contact Information continued

>	vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit but no member shall be compelled to accept any shares or other assets upon which there is any liability.

Unless the Board determines, prior to allotment, that the series of preference shares shall be non-redeemable, each series shall be redeemable at the option of Abbey on any date falling not earlier than five years and one day after the date of allotment. On redemption Abbey shall pay the amount due. The formula for calculation of any relevant redemption premium is set out in the Articles.

     There are no sinking fund provisions.

     Where the preference shares are partly paid, the Board may make further calls upon the holders.

     There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

Ordinary Shares

Dividends are payable to the holders of ordinary shares. These shares are transferable. If dividends are unclaimed, the right to the dividend ceases in accordance with Article 44 of the Articles of Association.

     Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held or any suspension or any abrogation of voting rights as set out in the Articles, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

Subject to the prior rights of holders of preference shares, Abbey pays dividends on its ordinary shares only out of its distributable profits and not out of share capital. Dividends are determined by the Board.

     If Abbey commences liquidation, the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Acts:-

>	divide among the members in kind the whole or any part of the assets of Abbey (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members; or

>	vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit but no member shall be compelled to accept any shares or other assets upon which there is any liability.

Abbey’s Articles authorise it to issue redeemable shares, but Abbey ordinary shares are not redeemable. There are no sinking fund provisions.

     The Board may from time to time make calls upon the members in respect of any moneys unpaid on their shares.

There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

     Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares (whether or not the Company is being wound up) may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. Additional quorum and voting requirements apply to such meetings.

     Abbey’s Articles of Association provide that an Annual General Meeting must be held each year and not more than 15 months after the previous one. Twenty-one days written notice is required to be given.

     All other meetings are extraordinary general meetings and may be called by the Board or by shareholders holding at least one-tenth of the paid up share capital carrying voting rights at general meetings. In addition, shareholders holding at least 95% in nominal value of shares carrying voting rights at general meetings may require directors to call an EGM. The notice period depends on the resolutions to be put to the meeting and will be 14 or 21 days.

     There are no restrictions on the rights to own securities for either resident or non-resident shareholders, other than those to which they may be subject as a result of the laws and regulations in their home jurisdiction.

     There are no provisions that would have the effect of delaying, deferring or preventing a change in control of Abbey that would operate only with respect to a merger, acquisition or corporate restructuring.

     There are no provisions in the Bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

     There are no conditions governing changes in capital in the Articles of Association which are more stringent than those implied by law.

Glossary and Definitions

Glossary and Definitions

Terms used	US equivalent or brief description of meaning

Accounts	Financial statements
Allotted	Issued
Articles of Association	Bylaws
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Combined Code	UK-derived principles of good corporate governance and code of best practice
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Write-down of tangible fixed assets over their estimated useful lives
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Long-term assurance fund	Long-term insurance fund
Members	Shareholders
Net asset value	Book value
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit established through a customer’s current account and contractually repayable on demand
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Profit and loss account	Income statement
Profit and loss account reserves	Retained earnings
Provisions	Allowances
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders’ funds	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property, plant and equipment
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Cross-reference to Form 20-F

Cross-reference to Form 20-F

	Part I

1	Identity of Directors, Senior Management and Advisers	*

2	Offer Statistics and Expected Timetable	*

3	Key Information
	Selected Financial Data	195
	Capitalisation and Indebtedness	*
	Reasons for the Offer and use of Proceeds	*
	Exchange Rates	198
	Risk Factors	201

4	Information on the Company
	History and Development of the Company	7
	Business Overview	7
	Supervision and Regulation	92
	Organisational Structure	7

5	Operating and Financial Review and Prospects
	Operating Results	11
	Liquidity and Capital Resources	58
	Research and Development, Patents and Licenses, etc	Not applicable
	Trend Information	8
	Off- Balance Sheet Arrangements	64
	Contractual Obligations	65

6	Directors, Senior Management and Employees
	Directors	80
	Compensation	85
	Board Practices	83
	Employees	87
	Share Ownership	85

7	Major Shareholders and Related Party Transactions
	Major Shareholders	200
	Related Party Transactions	85
	Interests of Experts and Counsel	*

8	Financial Information
	Consolidated Statements and Other Financial Information	98
	Significant Changes	11

9	The Offer and Listing
	Offer Listing and Details	*
	Plan of Distribution	*
	Selling shareholders	*
	Share Price History	199
	Trading Markets	*
	Dilution	*
	Expenses of the Issue	*

10	Additional Information
	Share Capital	*
	Memorandum and Articles of Association	203
	Material Contracts	46
	Exchange Controls	200
	Taxation	202
	Dividends and Paying Agents	*
	Statements by Experts	*
	Documents on Display	203
	Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures about Market Risk	72

12	Description of Securities Other Than Equity Securities
	Debt Securities	*
	Warrants and Rights	*
	Other Securities	*
	American Depositary Shares	*
	Part II

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights	Not applicable

15	Controls and Procedures
	Disclosure Controls and Procedures	91
	Changes in Internal Control Over Financial Reporting	*

16	Internal Control over Financial Reporting
	Audit Committee Financial Expert	84

Cross-reference to Form 20-F

Cross-reference to Form 20-F

	Code of Ethics	90
	Principal Accountant Fees and Services	114
	Exemptions from the Listing Standards for Audit Committees	*
	Part III

17	Financial Statements	Not applicable

18	Financial Statements	98

19	Exhibits	Filed with the SEC

*	Not required for an Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABBEY NATIONAL plc
By	/s/ Francisco Gómez-Roldán
Francisco Gómez-Roldán

Date: 8 June 2005

EXHIBIT INDEX

Exhibits *

1.1	Memorandum and Articles of Association of Abbey National plc

8.1	List of Subsidiaries of Abbey National plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Deloitte & Touche LLP **

*	Documents concerning Abbey National plc referred to within the Annual Report on Form 20-F 2004 may be inspected at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered office of Abbey National plc.

**	Incorporated by reference to the Registration Statements on Form F-3 (No.333-13146).