Form 20-F
period 2006-12-31
ABBEY NATIONAL PLC
filed 2007-03-15
CIK 1087711

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

* Not for trading, but only in connection with the listing of related American Depositary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities registered or to be registered pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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
 Business Review and Forward-looking Statements
 Chief Executive’s Review 2
 Forward-looking Statements 4
 Business and Financial Review
 Business Overview 5
 Business Review – Summary 9
 Business Review – Personal Financial Services 13
 Business Review – Sold Life Businesses 19
 Business Review – Portfolio Business Unit 20
 Other Material Items 21
 Balance Sheet Business Review 24
 Risk Management 38
 Report of the Directors
 Directors 55
 Directors’ Report 58
 Supervision and Regulation 64
 Financial Statements
 Report of Independent Registered Public Accounting Firm 67
Primary Financial Statements 68
 Accounting Policies 73
 Notes to the Financial Statements 86
 Selected Financial Data 160
 Shareholder Information
 Shareholder Information 164
 Risk Factors 165
 Taxation for US Investors 166
 Contact Information 167
 Glossary and Definitions 169
 Cross-reference to Form 20-F 170

Business Review and Forward-looking Statements
Chief Executive’s Review
Overview
Abbey National plc (‘Abbey’) has made strong progress in 2006. We’ve accelerated revenue growth and have continued to successfully reduce costs across the business, with cumulative cost savings of almost £300m – 1 year ahead of target. Abbey is well on track to meet its 3-year plan targets.
          Abbey’s transformation to become a full service retail bank made further progress during the year. We have been successful in commencing the first phases of our premium banking service and growing our business banking operation and, in the second half of the year, we launched a new buy-to-let mortgage range in line with our strategy to grow in higher margin segments. During 2007, Abbey also plans to launch its new credit card range in the UK.
          We continue to make operational improvements in terms of sales productivity. A key part of this is the implementation of Partenon, the core banking platform of the Banco Santander Central Hispano S.A. group of companies (‘Santander’), which is expected to be in place by the end of 2007. During 2006, progress in Partenon’s implementation included the introduction of the single customer database and the commencement of the sales and service portals rollout.
          Abbey’s business performance has been strong and we have more than doubled our market share of net mortgage lending compared to 2005. The share of bank account openings has also increased and bank account liability balances were 10% higher than 2005. Across all product lines, the focus has been on balancing growth with profitability and good margin management whilst also maintaining a prudent approach to credit.
          Finally, Abbey completed the sale of its life insurance businesses to Resolution plc (‘Resolution’), and the sale of its asset management businesses to Santander, allowing a greater focus on our core Retail Banking operations.
Key Financial Highlights

>	statutory profit on continuing operations before tax of £428m (2005: £362m), with a profit after tax on continuing operations of £313m (2005: £254m);
>	statutory profit for the year (after tax and discontinued operations) fell from £420m to £68m with the loss on sale of the discontinued life insurance business of £264m in 2006 and a fall in profit from the discontinued life insurance business to £19m from £166m in 2005;
>	Personal Financial Services trading profit before tax (management’s preferred profit measure, described in the Business Review – Summary on page 9) increased by £164m to £838m compared to £674m in 2005, with revenue growth and cost reduction resulting in operating jaws, which represent the difference between revenue and cost growth relative to the prior year, of 10%. Cumulative savings since acquisition are now broadly in line with the £300m target, with almost 1 year remaining;
>	Personal Financial Services trading income was 5% higher, driven by all divisions, and was within the targeted range of between 5% and 10% for the first year of the 3-year plan covering 2006 – 2008. This represents a significant improvement in performance after a number of years of revenue decline and a flat performance in 2005;
>	the Retail Banking division benefited from solid asset growth of 9% and stable retail spreads. The Financial Markets division continued to perform well, as did the businesses within the newly formed Wealth Management division;
>	a further reduction in Personal Financial Services trading expenses of 5% with headcount approximately 2,000 full time equivalents (FTE) lower than 31 December 2005 (excluding the impact of the sale of the Life insurance businesses);
>	a reduction in the Personal Financial Services trading cost: income ratio from 61.3% in 2005 to 55.5%; and Abbey’s balance sheet remains strong and has been significantly de-risked with the sale of the life insurance businesses. Abbey has delivered solid growth in customer loans and advances, and during the year increased its coverage of non- performing loans. The credit quality of the mortgage book remains strong.
In line with the sector, Abbey’s overall results have been impacted by increased credit provisions driven largely by strengthening of the coverage ratio and the maturing of the unsecured personal loan portfolio, with some deterioration in credit quality in line with the market. Statutory profit before tax on continuing operations remains impacted by on-going restructuring charges. In addition, 2006 did not benefit from the one-off gains relating to the run-down of the Portfolio Business Unit posted in 2005.
Strategic Update
In 2006, Abbey has made considerable progress in its transformation to become a full-service retail bank. In the third quarter, Abbey completed the sale of its life insurance businesses to Resolution. This was an important landmark and is a significant step forward in Abbey’s strategy. Through this sale, we have significantly de-risked the balance sheet, increased the focus on Abbey’s core activities and formed a strategic partnership with Resolution that will allow Abbey to grow its investment new business. During the year Abbey also made considerable progress on the two key components of our strategic plan announced in 2005:

>	moving to a new operating model to improve front line sales productivity and back office efficiency
>	delivering revenue growth in new and existing products.

Business Review and Forward-looking Statements
Chief Executive’s Review continued
In January 2007, Abbey held its first Convention in several years. At this, Abbey clearly set and communicated its five key values throughout the business:

>	Service quality;
>	Efficiency;
>	Customer loyalty;
>	Teamwork; and
>	Meritocracy
These are the values that we expect every Abbey employee to uphold in their day-to-day actions.
Operating Model
In the Retail Banking division we have increased the focus on channel management with the responsibility for driving forward the strategy being split between the direct and intermediary channels. The focus for both channels has been to increase sales productivity and Abbey have made good progress during 2006. Within the branch network, for example, mortgage advisors increased productivity, measured as the average number of products sold by mortgage advisor, by 44%. At the same time the Intermediary sales force improved the number of mortgages applications per sales consultant by 19%.
          The implementation of Partenon proceeded well during the year with the completion of a programme of infrastructure renewal. Abbey also commenced the rollout of several commercial tools, including:

>	branch, savings and channel Management Information Systems: giving improved information on performance by channel / product;
>	commercial and customer portals: providing an integrated vision of the customer (products and relationships) and improving sales productivity;
>	single customer database (BDP): providing a single view of the customer to the business;
>	selling and servicing portals: simplifying and improving sales processes; and
>	new corporate intranet: providing access to Santander information and new Partenon functionality.
In 2007, the focus will be on the continued rollout of the front-end and back-end applications, including credit cards, mortgages, unsecured personal loans, banking, savings and payments. This will enable front-line employees to better meet customer needs and maximise sales opportunities.
Business Development
Abbey’s performance for 2006 is in line with the targets established in its 3-year plan covering 2006 – 2008 announced in the third quarter of 2005, of growing revenues between 5% and 10%. In 2006 Abbey has benefited from a focus on value whilst delivering strong asset growth and good margin management.
          After a number of years of revenue decline and a flat performance in 2005, Abbey achieved Personal Financial Services trading income growth of 5%. Personal Financial Services non-interest income was well ahead of 2005, with Retail Banking and Wealth Management also delivering good growth in net interest income. Overall, retail spreads were stable relative to 2005 with a widening of liability spreads being partially offset by competitive pressure impacting asset spreads in the latter part of the year.
          Retail lending balances were 9% ahead of 2005 driven by an increase in mortgage and unsecured lending balances. Abbey’s share in net mortgage lending more than doubled in 2006 to 7%. This is considered to be in part driven by retention initiatives put in place in 2006.
          As was highlighted in 2005, Abbey needs to develop its mortgage product range in order to capture growth in the expanding and higher margin non-standard segments. Sales of flexible mortgages were over 60% higher than 2005 and in the latter part of 2006, the first-time buyer proposition was improved and a new buy-to-let offering was launched.
          Abbey remains committed to strengthening areas in which it was under-represented such as current accounts, investments and pensions. Bank account openings were boosted by the “high interest” current account offer as well as changes to the branch incentive schemes, with account openings up by 17% and related liability balances up by 10%. Whilst active margin management on negative margin deposit accounts resulted in outflows, these were more than offset by strong acquisition in profitable branch accounts, excellent growth in our Wealth Management business and a 16% uplift in investment new business. In total, retail banking deposits were up 2% on the previous year.
          Financial Markets continued to perform well with investment in its sales and marketing teams delivering approximately £1.0bn retail structured product sales during the year. In Abbey’s Wealth Management division, James Hay successfully rebranded its self-invested personal pension (‘SIPP’) schemes and WRAP products, its retirement and portfolio management products, resulting in improved sales performance.
          Significant progress has been made in the establishment of a new credit card business. Abbey has leveraged the global experience and expertise of Santander in the development of its credit card product that is expected to be launched in the first half of 2007.

Business Review and Forward-looking Statements
Chief Executive’s Review continued
Conclusion
We remain committed to the financial targets set out last year:

>	cost synergies of £300m by 2007;
>	revenue growth of between 5 and 10% per annum from 2006 – 2008
>	a cost:income ratio of 45% by 2008;
>	a return on regulatory tier 1 equity of 18% by 2008.; and
and we will further implement our qualitative goals of improving service quality, efficiency, customer loyalty, teamwork and meritocracy throughout Abbey.
          2006 will also be remembered for the death of Francisco Gómez-Roldán, Abbey’s Chief Executive following the acquisition by Santander. The current management team is committed to the successful conclusion of the vision that he set, to make Abbey the best retail bank in the UK.
          We have made progress in 2006 in a highly competitive market. With the dedication of our people, the competitiveness of our products and the loyalty of our customers, together with the continuing support of Santander, we are confident that we will continue to progress throughout 2007, and achieve our goals for the year.
António Horta-Osório
Chief Executive
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
Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
          By their very nature, forward-looking statements cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Abbey or on Abbey’s behalf. Some of these factors are considered in detail in the Risk Management section on page 38 and the Risk Factors section on page 165 and may include:

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
Abbey cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Abbey does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
          Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Abbey relies in making such disclosures.

Business and Financial Review
Business Overview
This Business and Financial Review contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking Statements” on page 4.
General
Abbey and its subsidiaries (together, the ‘Group’) operate primarily in the UK, under UK Law and Regulation and are part of Santander. Abbey is a significant financial services provider in the UK, being the second largest residential mortgage lender and one of the largest savings brands, operating across the full range of personal financial services.
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
Summary history
The Abbey National Building Society (‘the Society’) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey and this is the name used in this Annual Report and Accounts. A list of Abbey’s principal subsidiaries and their country of incorporation can be found on page 104.
          On 12 November 2004, Banco Santander Central Hispano, S.A. completed the acquisition of the entire issued ordinary share capital of Abbey, implemented by means of a scheme of arrangement under Section 425 of the Companies Act 1985, making Abbey a wholly-owned subsidiary of Santander. Santander is one of the largest banks in the world by market capitalisation. Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries.
Corporate purpose and strategy
Abbey’s ultimate purpose and goal is to maximise value for its shareholder, Santander, by focusing on offering full retail banking services in the UK through its ongoing Personal Financial Services operations. With the continuing support of Santander, Abbey aims to be the best retail bank in the UK.
Executive Responsibility
Following the completion of the sale of Abbey’s life insurance businesses to Resolution during the third quarter of 2006, a new organisational structure was implemented with a revised set of executive responsibilities. Abbey’s management structure is headed by António Horta-Osório, Chief Executive, and consists of three business divisions and five support divisions.
          The business divisions consist of:

>	Retail Banking – offers residential mortgages, savings and banking and other personal financial products to customers throughout the United Kingdom. This division is headed by António Horta-Osório. Rod Bulmer is responsible for the direct channel, while Ricky Okey and Jon Goddard are responsible for the intermediary channel and e-commerce, respectively.
>	Wealth Management – comprises primarily Abbey’s self-invested pension plan business, Abbey’s WRAP service and specialist banking services. This division is headed by Javier Maldonado.
>	Financial Markets – provides treasury services to the Group, including managing the Group’s funding, liquidity and capital; providing risk management services; as well as manufacturing retail structured products. This division is headed by Nathan Bostock.
The support divisions consist of:

>	Retail Products and Marketing – responsible for integrating and gaining the maximum value from Abbey’s products, marketing and brand communications to serve Abbey’s customers better. Miguel Bragança was appointed to the Board in September 2006 to head this new division.
>	Human Resources – responsible for all human resources strategy and personnel support. This division is headed by Nathan Bostock.
>	Manufacturing – responsible for all information technology and operations activity (including service centres). This division is headed by Juan Olaizola.
>	Risk – responsible for ensuring that the Board and senior management team of Abbey are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. Juan Colombás and John Hennessy were appointed in September 2006 to this division as Chief Risk Officer, Retail and Chief Risk Officer, Wholesale, respectively.
>	Internal Audit – responsible for supervising the compliance, effectiveness and efficiency of Abbey’s internal control systems as well as the reliability and quality of accounting information. This division is headed by Jorge de la Vega.
There are four further units – Strategy and Planning; Legal, Secretariat, and Compliance; Communications (all of which report directly to the Chief Executive); and Finance, which includes Taxation (which reports directly to the Executive Director, Finance, Markets and Human Resources).

Business and Financial Review
Business Overview continued
Competition
Competitive environment and future trends
Abbey’s main competitors are established UK banks, building societies and other financial services providers such as insurance companies, supermarket chains and large retailers. The market is competitive, driven largely by market incumbents.
Competition outlook
Management is confident of Abbey’s strength and potential to improve business performance despite the level of competition and a slower rate of growth in some of its core personal financial services markets.
Personal Financial Services
The overview of Personal Financial Services below reflects the reporting structure in place during 2006 in accordance with which the segmental information in the “Business and Financial Review – Personal Financial Services” section has been presented.
Retail Banking
Retail Banking consists of residential mortgages, savings, banking and consumer credit, cahoot, general insurance, and Abbey Business.
Residential mortgages
Abbey is the second largest provider of residential mortgages in the UK measured by outstanding balances, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers. Mortgage loans are offered in two payment types. Repayment mortgages require both principal and interest to be repaid in monthly instalments over the life of the mortgage. Interest-only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term (which can be arranged via a number of investment products including Individual Savings Accounts and pension policies, or by the sale of the property).
          Abbey’s mortgage loans are usually secured by a first mortgage over property and are typically available over a 25-year term, with no minimum term. Variable rate products charge interest at variable rates determined at the discretion of Abbey by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally fixed for between two and five years, after which they bear interest at standard variable rates. A significant proportion of new mortgage business is through trackers, which track the Bank of England base rate normally with an incentive period for the first two to five years, and flexible mortgages, allowing the customer to vary their monthly payments, or take payment holidays, within predetermined criteria. In line with the rest of the UK market, a significant proportion of mortgages are prepaid at the end of the fixed or incentive period.
Savings
Abbey provides a wide range of retail savings accounts, including on-demand accounts, notice accounts, investment accounts and Individual Savings Accounts. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.
Banking and Consumer Credit
Abbey offers a range of personal banking services including current accounts, credit cards and unsecured personal loans. Credit scoring is used for initial lending decisions on these products and behavioural scoring is used for certain products for further lending.
          Abbey’s principal credit card offering has been delivered through its strategic alliance with MBNA Europe Bank Limited, which is currently responsible for taking the credit risk and managing the credit card base. In February 2006, Abbey announced its intention to commence issuing credit cards through Santander’s global cards division rather than through MBNA Europe Bank Limited. Abbey plans to launch its new credit card range in the UK in the first half of 2007.
cahoot
cahoot is Abbey’s separately branded, e-commerce retail banking and financial services provider.
General Insurance
The range of non-life insurance products distributed by Abbey includes property (buildings and contents) and payment protection. Residential home insurance remains the primary type of policy sold and is offered to customers through the branch network, internet and over the telephone, as well as being sold by mortgage intermediaries, often at the same time that a mortgage is being taken out. The business model currently uses a third party insurer to underwrite most property and payment protection insurances.
Abbey Business
Abbey Business offers a range of banking services to small businesses in the UK.
Wealth Management
Wealth Management consists of James Hay, Cater Allen, Abbey International, and Abbey Sharedealing:

Business and Financial Review
Business Overview continued
James Hay
James Hay provides and offers administration services for self-invested personal pension schemes and the WRAP portfolio management product. James Hay was re-launched during 2006 with a new brand and renewed focus. Its services are provided to end customers mainly via Independent Financial Advisers and branded financial service providers.
Cater Allen
Cater Allen provides a range of products to assist with the finance requirements of individuals and businesses, under the trading name Cater Allen Private Bank. The business attracts clients by marketing to introducers, including Independent Financial Advisers.
Abbey International
Abbey National International Limited uses the Abbey International brand. Its office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro.
Abbey Sharedealing
Abbey Sharedealing provides a direct share trading service for customers. Customers buy and sell shares on their account with the help of the dealers at Abbey Sharedealing. No advice is provided and all trades are on an execution only basis.
Asset Management
On 31 December 2006, Abbey sold its asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander Central Hispano S.A., for a total cash consideration of £134m. The asset management companies sold were Abbey National Asset Managers Limited, Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited and Inscape Investments Limited.
          Abbey National Asset Managers Limited provides portfolio management services and is also the manager of the ‘Abbey National Multi-Manager’ open-ended investment company (“OEIC”) product. Abbey National PEP & ISA Managers Limited manages Personal Equity Plans and Individual Savings Accounts. Abbey National Unit Trust Managers Limited manages a range of Unit Trusts. Inscape Investments Limited offers investment management in the form of tailored portfolios.
Financial Markets
Financial Markets is structured into the following three business areas:
Markets
Markets comprises the Derivatives and Structured Products, and Short Term Financing areas.
          Derivatives and Structured Products cover equity, fixed income, residential property and credit derivative activities including the manufacture of structured products sold to retail customers both by Abbey and by other financial institutions.
          Short Term Financing is responsible for managing Abbey’s operating liquidity. It runs Abbey’s short-term funding and liquidity management activities and the securities lending / borrowing and repurchase agreement (‘repo’) businesses. It has retained a US office, to facilitate Abbey’s short-term multi-currency fundraising.
Asset and Liability Management
Asset and Liability Management is responsible for managing the Group’s structural liquidity. This includes Abbey’s capital management activities and medium and long-term funding, including Abbey’s structured covered bond and securitisation programmes. It manages Abbey Retail’s product and structural exposure to interest rates and, in that role, is a link between the retail and other Financial Markets areas. Asset and Liability Management recommends and helps to implement Board, Asset and Liability Management Committee and Risk Committee policies for all aspects of balance sheet management – formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile.
          Abbey first registered with the Securities and Exchange Commission in October 1994. Abbey National plc and Abbey National Treasury Services plc have registered various shelf facilities with the Securities and Exchange Commission, the most recent being in February 2001, permitting preference shares and debt securities, including medium-term notes and other subordinated securities, to be issued from the date of registration in an aggregate principal amount of $7.0bn.
          Under the shelf facility registered with the Securities and Exchange Commission, Abbey National Treasury Services plc may issue senior debt securities, and Abbey National plc may issue subordinated debt securities. Abbey acts as guarantor on a senior basis on the debt securities issued by Abbey National Treasury Services plc. Various other entities within the Group may issue other subordinated securities under the shelf facility.
          See also “Sources of Liquidity” in the Balance Sheet Business Review on page 33.
Corporate
Corporate has started to offer a range of banking services to mid-sized companies in the UK. Corporate also contains the Social Housing and Porterbrook businesses and is responsible for the final run down of the Motor Finance and Insurance Funding Solutions businesses. Social Housing provides a variety of funding solutions to registered UK Housing Associations. Porterbrook is a train leasing business.
Group Infrastructure
Group Infrastructure consists of Central Services and Group Capital (which contains the earnings on any surplus capital) and the results of certain other businesses.

Business and Financial Review
Business Overview continued
Sold Life Businesses
Abbey announced on 7 June 2006 that it had entered into an agreement to sell its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The sale completed in the third quarter of 2006. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.
Portfolio Business Unit
The Portfolio Business Unit comprised a number of businesses, assets and portfolios that were inconsistent with Abbey’s future strategy, and were sold during 2004 and 2005 or transferred to Corporate within Financial Markets. From the end of 2005, no businesses within the Group are part of this segment.

Business and Financial Review
Business Review – Summary
The results discussed below are not necessarily indicative of Abbey’s results in future periods. The following information contains certain forward-looking statements. See “Forward-looking Statements” on page 4. The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report and Accounts. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (’IFRS’), which vary in certain significant respects from US GAAP. A discussion of these differences can be found in the “Other Material Items” section of the “Business and Financial Review” and a reconciliation of certain IFRS amounts to US GAAP is included in Notes 53 to 58 of the Consolidated Financial Statements.
Executive summary
Abbey has prepared this Business and Financial Review in a manner consistent with the way management views Abbey’s business as a whole. As a result, Abbey presents the following key sections to the Business and Financial Review:

>	Business Review Summary – this contains an explanation of the basis of Abbey’s results and any potential changes to that basis in the future; a summary Income Statement with commentary; a summary Income Statement analysed between Personal Financial Services, the Sold Life Businesses and the Portfolio Business Unit; a summary of the nature of adjustments between Abbey’s statutory basis of accounting and Abbey’s management basis of accounting (known as the “trading” basis); and a description of key performance indicators;
>	Personal Financial Services – this contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment. Additional information is provided for the Retail Banking segment due to its significance to Abbey’s results;
>	Sold Life Businesses – this contains a summary of the results and commentary thereon on a trading basis of the life insurance businesses sold in 2006;
>	Portfolio Business Unit – this contains a summary of the results and commentary thereon on a trading basis of the non-core businesses sold in 2005 and 2004;
>	Other Material Items – this contains information about the statutory to trading basis adjustments. It also contains commentary on the differences between IFRS and US GAAP and the movements therein; and
>	Balance Sheet Business Review – this contains an analysis of Abbey’s balance sheet, including:

>	Capital disclosures – this contains an analysis of Abbey’s capital needs and availability;

>	Off-Balance Sheet disclosures – this contains a summary of Abbey’s off-balance sheet arrangements, their business purpose, and importance to Abbey; and

>	Liquidity disclosures – this contains an analysis of Abbey’s sources and uses of liquidity and cash flows.
Basis of results presentation
In 2006, the reorganisation of Abbey following the sale of its life insurance businesses resulted in a change in the way Abbey’s business is managed and reported. The discussions in this Annual Report and Accounts reflect these new segments, which are:

>	Retail Banking;
>	Financial Markets;
>	Wealth Management;
>	Sold Life Businesses; and
>	Portfolio Business Unit.
In this report, the Retail Banking, Wealth Management, Financial Markets and Group Infrastructure segments are referred to as the Personal Financial Services businesses. The analysis of our results for 2005 and 2004 has also been presented on this basis. Previously, our segment reporting structure was:

>	Retail Banking;
>	Insurance and Asset Management;
>	Financial Markets;
>	Group Infrastructure; and
>	Portfolio Business Unit.
The Insurance and Asset Management segment ceased to exist after the sale of the life insurance businesses. The discontinued life insurance businesses are presented in the Sold Life Businesses segment. The remaining businesses of the Insurance and Asset Management segment were transferred to the newly created Wealth Management segment, together with Cater Allen, Abbey International and Abbey Sharedealing, which were transferred from Retail Banking. Subsequently, Abbey’s asset management businesses were sold. The ongoing businesses formerly included in the Portfolio Business Unit, primarily Porterbrook, were transferred to Financial Markets, and Abbey’s Social Housing business was transferred from Retail Banking to Financial Markets.
Critical factors affecting results
Critical accounting policies and areas of significant management judgement
The preparation of Abbey’s Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
          Estimates and judgements that are considered important to the portrayal of Abbey’s financial condition including, where applicable, quantifications of the effects of reasonably possible ranges of such estimates and judgements are set out in the Accounting Policies in the Consolidated Financial Statements.

Business and Financial Review
Business Review – Summary continued
Profit on disposal of Group undertakings
Profits / (losses) of £(223)m (2005: £62m) were made on the disposal of Group undertakings during the year.
Significant acquisitions and disposals
The results for the year ended 31 December 2006 have been materially impacted by the disposals of the Life insurance businesses and the asset management businesses, as described in the Business Review – Sold Life Businesses, and Business Review – Other Material Items sections, and Notes 12 and 24 to the Consolidated Financial Statements. There were no significant acquisitions.
Current and future accounting developments under IFRS and US GAAP
Details can be found in the Accounting Policies and Notes 54 and 55 to the Consolidated Financial Statements.
Transitional exemptions permitted by IFRS 1
On initial adoption of IFRS in 2005, the Group applied certain exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Details of these exemptions are set out in the Accounting Policies in the Consolidated Financial Statements.
Group Summary
Summarised consolidated statutory income statement and selected ratios

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Net interest income	1,228	1,172	1,406
Non-interest income	1,242	1,183	1,124

Total operating income	2,470	2,355	2,530
Administrative expenses	(1,420)	(1,577)	(2,013)
Depreciation and amortisation	(215)	(195)	(355)
Impairment (losses) / recoveries on loans and advances	(344)	(218)	(25)
Impairment recoveries on fixed asset investments	–	–	80
Provisions for other liabilities and charges	(63)	(3)	(201)

Profit on continuing operations before tax	428	362	16
Tax on profit on continuing operations	(115)	(108)	12

Profit for the year from continuing operations	313	254	28
(Loss) / profit for the year from discontinued operations	(245)	166	(82)

Profit / (loss) for the year	68	420	(54)

Tier 1 capital ratio (%)	8.0%	10.0%	10.4%
Equity Tier 1 capital ratio (%)	5.6%	6.6%	7.0%
Closing risk weighted assets	62,942	55,972	56,171

2006 compared to 2005
Profit on continuing operations before tax of £428m increased from £362m in 2005. Material movements by line include:

>	Net interest income of £1,228m compared to £1,172m in 2005 increased by £56m. The increase relates in part to earnings on the proceeds from the sale of the life businesses in 2006. The remaining movement was largely due to higher Retail Banking income driven by growth in retail lending assets and stable retail spreads being offset by the reduction in income from asset financing operations and other businesses, which are being run-down.
>	Non-interest income of £1,242m compared to £1,183m in 2005 increased by £59m. The increase relates primarily to the uplift in revenues within Financial Markets due to the benefits of favourable market conditions and increased external business.
>	Administrative expenses of £1,420m (2005: £1,577m) decreased by £157m. The reduction largely reflects the benefits of the cost reduction programme with the majority of the savings relating to employment costs driven by a headcount reduction of approximately 2,000 in 2006 (excluding the reduction reflecting the impact of the sale of the life insurance businesses). In addition, the 2005 administrative expenses included misselling costs of £70m.
>	Depreciation and amortisation of £215m compared to £195m in 2005 increased by £20m due to the timing of asset additions in 2005.
>	Impairment losses on loans and advances of £344m compared to £218m in 2005 increased by £126m. The growth was partly driven by strengthening of the coverage ratio and in part by the maturing nature of the unsecured personal loan portfolio, including portfolios that are no longer open to new business, with some deterioration in quality. The remaining increase was mainly due to mortgage-related charges increasing modestly from a very low base relative to the overall book.
>	Provisions for other liabilities and charges of £63m compared to £3m in 2005 increased by £60m due to provisions for misselling remediation payments to customers.
(Loss) / profit for the year from discontinued operations of £(245)m (2005: £166m) comprises the profit of the discontinued operations of £19m (2005: £166m) and a loss on sale of £264m. The decrease in profit reflects the sale of the life insurance business in the third quarter of 2006, together with an increased level of lapses on with-profits bonds in 2006 prior to the sale, and an impairment charge of £69m on intangible assets. The loss on sale principally reflects the discount to embedded value that is normal in sales of life insurance businesses.

Business and Financial Review
Business Review – Summary continued
2005 compared to 2004
Profit on continuing operations before tax of £362m increased from £16m in 2004. Material movements by line include:

>	Net interest income of £1,172m compared to £1,406m in 2004 decreased by £234m. The movement was largely due to a reduction in the Portfolio Business Unit reflecting a lower level of interest earning assets, the non-recurrence of gains relating to the close-out of hedges, and a 6 basis point fall in the Retail Banking spread.
>	Non-interest income of £1,183m compared to £1,124m in 2004 increased by £59m. In 2005, there was an improved fee performance in relation to mortgages, banking and unsecured personal lending, as well as reduced losses on disposal of Portfolio Business Unit loans and securities.
>	Administrative expenses of £1,577m compared to £2,013m in 2004 decreased by £436m. The expense reduction largely reflected the benefits of the cost reduction programme put in place after Santander’s acquisition of Abbey in 2004. In addition, the 2004 results included higher costs associated with the acquisition. Portfolio Business Unit expenses fell due to the reduced size of operations.
>	Depreciation and amortisation of £195m compared to £355m in 2004 decreased by £160m partly due to impairment losses on property, plant and equipment and operating lease assets of £57m included in the 2004 result. In addition, depreciation on operating lease assets of £123m (2004: £160m), decreased by £37m reflecting the run down of asset financing companies. The outstanding movement related largely to lower depreciation on property, plant and equipment as a result of asset write-offs made in 2004.
>	Impairment losses on loans and advances of £218m compared to £25m in 2004 increased by £193m. The 2004 charge included a reduction of general provisions of £136m. Other movements in the credit provision charge included an increase in mortgage provisions of £12m. The remaining increase related to unsecured lending, reflecting some modest credit quality deterioration together with seasoning of the asset.
>	Provisions for other liabilities and charges of £3m compared to £201m in 2004 decreased by £198m. 2004 included a charge of £154m related to product misselling. Costs relating to misselling of £70m in 2005 were also charged to administrative expenses.
>	Amounts written off fixed asset investments were nil in 2005 compared to a release of £80m in 2004. The release reflected the disposal of Portfolio Business Unit assets for amounts in excess of their written down value.
Profit/(loss) for the year from discontinued operations of £166m (2004: £(82)m) improved by £248m. This was partly due to the effect on income of the impact of improved mortality and expense assumptions, the latter being due to the benefits of the cost reduction programme. Operating expenses were £66m lower than the previous year following the successful implementation of Group wide cost reduction initiatives. In addition, 2004 included an impairment charge of £135m in the value of distribution channels due to the expectation of reduced profitability in a competitive UK protection market.
Summarised consolidated statutory income statement analysed between Personal Financial Services, Sold Life Businesses and the Portfolio Business Unit

	31 December 2006				31 December 2005				31 December 2004

		Sold				Sold				Sold
	PFS	Life	PBU	Total	PFS	Life	PBU	Total	PFS	Life	PBU	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,228	–	–	1,228	1,166	–	6	1,172	1,353	–	53	1,406
Non-interest income	1,242	–	–	1,242	1,122	–	61	1,183	1,231	–	(107)	1,124

Total operating income	2,470	–	–	2,470	2,288	–	67	2,355	2,584	–	(54)	2,530
Administrative expenses	(1,420)	–	–	(1,420)	(1,576)	–	(1)	(1,577)	(1,957)	–	(56)	(2,013)
Depreciation and amortisation	(215)	–	–	(215)	(194)	–	(1)	(195)	(355)	–	–	(355)
Impairment (losses) / recoveries on loans and advances	(344)	–	–	(344)	(218)	–	–	(218)	(112)	–	87	(25)
Impairment recoveries on fixed asset investments	–	–	–	–	–	–	–	–	–	–	80	80
Provisions for other liabilities and charges	(63)	–	–	(63)	(11)	–	8	(3)	(201)	–	–	(201)

Profit / (loss) on continuing operations before tax	428	–	–	428	289	–	73	362	(41)	–	57	16
Tax on profit / (loss) on continuing operations	(115)	–	–	(115)	(106)	–	(2)	(108)	49	–	(37)	12

Profit / (loss) for the year from continuing operations	313	–	–	313	183	–	71	254	8	–	20	28
Profit / (loss) for the year from discontinued operations	–	(245)	–	(245)	–	166	–	166	–	(82)	–	(82)

Profit / (loss) for the year	313	(245)	–	68	183	166	71	420	8	(82)	20	(54)

Business and Financial Review
Business Review – Summary continued
Adjustments between the statutory basis and the trading basis
Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments arise principally in the ongoing Personal Financial Services businesses. The adjustments are:

>	Reorganisation and other costs – Comprise implementation costs in relation to the strategic change and cost reduction process, as well as certain remediation expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.
>	Depreciation of operating lease assets – The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.
>	Profit on sale of PFS subsidiaries – The profit on the sale of the Asset Management businesses is excluded from the results to allow management to understand the underlying performance of the business.
>	Hedging variances – As a consequence of the introduction of IFRS, the Balance Sheet and Income Statement are subject to volatility particularly from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.
>	One-off statutory IFRS adjustments – The conversion to IFRS resulted in the recognition of certain one-off items in 2004 including impairment charges. These items have been deducted from the results to allow management to understand the underlying performance of the business.
>	Proforma IFRS adjustments – Due to certain IFRS standards only being applicable from 1 January 2005, the 2004 statutory results only include the impact of IFRS which are required to be applied retrospectively in the preparation of the 2005 results. As a result, management reviews the 2004 results on a proforma basis, incorporating the impact of those prospective IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. The impact includes the treatment of interest income and fees and the reclassification of preference shares from shareholders equity to debt, but excludes the effect of accounting for derivatives under IAS 39 as no estimate of their effect can be made.
>	Capital charges – Comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively.
For a detailed explanation of these items, please refer to the “Other Material Items” section of the Business and Financial Review.
Key performance indicators
Key performance indicators relevant to the Group during the years ended, and as at, 31 December 2006 and 2005 are set out below. This information describes the key measures used by management in assessing the success of the business against its strategies and objectives.

Key performance indicator	Note	2006	2005

PFS trading revenues	1	£2,452m	£2,334m
PFS trading cost:income ratio	2	55.5%	61.3%
Profit for the year	3	£68m	£420m
Retail Banking spread	4	1.46%	1.45%
Total number of employees	5	16,395	20,642
Mortgage market share	6	9.4%	9.7%

1.	PFS trading revenues comprise net interest income and non-interest income of the Personal Financial Services businesses. Discussion and analysis of this data is set out in the Business Review – Personal Financial Services on pages 16 and 17.
2.	The PFS trading cost:income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. Discussion and analysis of trading income and expenses is set out in the Business Review – Personal Financial Services on pages 16 to 18.
3.	Profit for the year is the statutory consolidated profit after tax for the year. Discussion and analysis of this data is set out in the Group Summary in this Business Review – Summary section on pages 10 and 11.
4.	Retail banking spread is defined as interest received (mortgage, unsecured personal loans and overdraft interest) divided by interest earning assets, less interest payable (savings, in-credit bank accounts) divided by interest bearing liabilities. Discussion and analysis of this data is set out in the Business Review – Personal Financial Services on pages 16 to 18.
5.	Total number of employees is measured at the year-end and calculated on a full-time equivalent basis. Further information about employees on a segmental basis is contained in Note 1 to the Consolidated Financial Statements.
6.	Mortgage market share represents the value of the Group’s mortgage asset as a percentage of the total value of mortgages in the UK market, and is measured at the year-end. Discussion and analysis of this data is set out in the Business Review – Personal Financial Services on page 15.

Business and Financial Review
Business Review – Personal Financial Services
Personal Financial Services profit before tax by segment

	Retail	Financial	Wealth	Group
	Banking	Markets	Management	Infrastructure	Total
31 December 2006	£m	£m	£m	£m	£m

Net interest income	1,411	(80)	75	(70)	1,336
Non–interest income	582	464	104	(34)	1,116

Total trading income	1,993	384	179	(104)	2,452
Total trading expenses	(1,002)	(157)	(93)	(109)	(1,361)
Impairment losses on loans and advances	(273)	27	–	(5)	(251)
Provisions for other liabilities and charges	–	–	(2)	–	(2)

Trading profit before tax	718	254	84	(218)	838
Adjust for:
– Reorganisation and other costs	(132)	(1)	(6)	(159)	(298)
– Profit on sale of PFS subsidiaries	–	–	–	41	41
– Hedging variances	(8)	7	–	(44)	(45)
– Capital charges	(21)	96	16	(199)	(108)

Profit / (loss) before tax	557	356	94	(579)	428

	Retail	Financial	Wealth	Group
	Banking	Markets	Management	Infrastructure	Total
31 December 2005	£m	£m	£m	£m	£m

Net interest income	1,329	(24)	67	(55)	1,317
Non–interest income	547	358	96	16	1,017

Total trading income	1,876	334	163	(39)	2,334
Total trading expenses	(1,106)	(148)	(100)	(77)	(1,431)
Impairment losses on loans and advances	(207)	(10)	(1)	–	(218)
Provisions for other liabilities and charges	3	–	(14)	–	(11)

Trading profit before tax	566	176	48	(116)	674
Adjust for:
– Reorganisation and other costs	(196)	(14)	(2)	(4)	(216)
– Hedging variances	3	–	–	(21)	(18)
– Capital charges	(58)	114	13	(220)	(151)

Profit / (loss) before tax	315	276	59	(361)	289

	Retail	Financial	Wealth	Group
	Banking	Markets	Management	Infrastructure	Total
31 December 2004	£m	£m	£m	£m	£m

Net interest income	1,341	26	81	(55)	1,393
Non-interest income	427	360	79	62	928

Total trading income	1,768	386	160	7	2,321
Total trading expenses	(1,286)	(163)	(126)	(52)	(1,627)
Impairment losses on loans and advances	(20)	(22)	–	–	(42)
Provisions for other liabilities and charges	(155)	–	–	2	(153)

Trading profit / (loss) before tax	307	201	34	(43)	499
Adjust for:
– Reorganisation and other costs	(154)	(75)	(5)	(269)	(503)
– One-off statutory IFRS adjustments	(62)	(10)	–	(6)	(78)
– Proforma IFRS adjustments	80	–	–	97	177
– Capital charges	(83)	91	8	(152)	(136)

Profit / (loss) before tax	88	207	37	(373)	(41)

2006 compared to 2005

>	Personal Financial Services trading profit before tax of £838m increased by £164m on the previous year (2005: £674m). Trading income was 5% higher, and was within the targeted range of 5% – 10% for the first year of the 3-year plan. This represents a significant improvement in performance after a number of years of revenue decline and a flat performance in 2005. There was a further reduction in trading expenses of 5% in 2006 with headcount approximately 2,000 full time equivalents lower than 31 December 2005 (excluding the impact of the sale of the life insurance businesses). Positive trading income and cost trends were offset by increased credit provisions driven largely by the maturing of the unsecured loan portfolio.
>	Retail Banking trading profit before tax increased by £152m to £718m (2005: £566m) reflecting lower trading costs, due to the cost reduction programme, and higher trading income resulting from growth in customer loans, stable Retail spreads and increased volumes in mortgage, investments and bank accounts. Trading income and cost trends were offset by increased credit provisions. The growth was partly driven by strengthening of the coverage ratio and in part by the maturing nature of the unsecured personal loan portfolio with some deterioration in quality. Mortgage related charges also increased modestly from a very low base relative to the overall book.
>	Financial Markets trading profit before tax increased by £78m to £254m (2005: £176m). 2006 included a provision release of £27m primarily in relation to asset financing operations. The remaining movement was due to higher trading revenues in both Derivative and Structured Products and Short Term Financing businesses. This was partly offset by an increase in trading expenses of £9m and lower revenues following the run down of asset-financing operations and other businesses.

Business and Financial Review
Business Review – Personal Financial Services continued

>	Wealth Management trading profit before tax increased by £36m to £84m (2005: £48m). Trading income increased, driven by higher customer deposits in Cater Allen, improved margins in both Cater Allen and Abbey International and increased sales in the Asset Management businesses and James Hay. The remaining increase related primarily to a lower closed office charge made in 2006.
>	Group Infrastructure trading loss before tax increased by £102m to £218m (2005: £116m). Net interest income was adversely impacted by base rate changes on central funding in 2006, which were more than offset by benefits reported in Retail Banking and Wealth Management under the Group’s transfer pricing arrangements. Non-interest income decreased largely due to mark-to-market losses. In addition, trading expenses increased due to additional unallocated central costs.
2005 compared to 2004

>	Personal Financial Services trading profit before tax of £674m was up £175m on the previous year (2004: £499m) largely due to a £196m decrease in trading expenses as a result of the cost reduction programme. The remaining movement was driven by higher credit provisions offset in part by a lower charge to misselling provisions.
>	Retail Banking trading profit before tax increased by £259m to £566m (2004: £307m). The improvement in 2005 was largely driven by improved fee income and the benefit of significant cost savings.
>	Financial Markets trading profit before tax of £176m decreased by £25m from the previous year (2004: £201m), largely due to non-recurring revenue items in 2004 of £65m. This was partially offset by significant cost savings, favourable market conditions and strong trading volumes, particularly in the second half of the year.
>	Wealth Management trading profit before tax increased by £14m to £48m (2004: £34m) primarily due to the benefit from the cost reduction programme partly offset by a provision charge related to closure of Abbey’s Isle of Man office.
>	Group Infrastructure trading loss before tax increased by £73m to £116m (2004: £43m) due largely to higher trading expenses related to redundancy not borne directly by the divisions and lower non-interest income, impacted by the allocation of internal capital charges.
Personal Financial Services business flows
Business flows relating to the Personal Financial Services businesses are set out below. These flows are used by management to assess the sales performance of Abbey, both absolutely and relative to its peers, and to inform management of product trends in the Personal Financial Services market.

	31 December	31 December	31 December
	2006	2005	2004

Mortgages:
Gross mortgage lending	£32.6bn	£27.6bn	£25.0bn
Capital repayments	£24.8bn	£24.6bn	£21.9bn
Net mortgage lending	£7.8bn	£3.0bn	£3.1bn
Mortgage stock:	£101.7bn	£93.9bn	£90.9bn
– Abbey retail	£96.7bn	£89.9bn	£87.5bn
– Housing Association(1)	£5.0bn	£4.0bn	£3.4bn
Market share – gross mortgage lending(2)	9.4%	9.6%	8.6%
Market share – capital repayments(2)	10.5%	12.5%	11.5%
Market share – net mortgage lending(2)	7.0%	3.3%	3.1%
Market share – mortgage stock(2)	9.4%	9.7%	10.4%
Retail deposits:
Total net deposit flows	£0.9bn	£2.6bn	£1.3bn
Deposit stock	£63.1bn	£62.2bn	£59.6bn
Investment and Pensions annual premium income:
– Investments	£786m	£700m	£427m
– Pensions	£37m	£34m	£30m

Total excluding Inscape	£823m	£734m	£457m
– Inscape	£401m	£324m	£250m

Total investment and pensions annual premium income	£1,224m	£1,058m	£707m

Banking:
Bank account openings (000’s)	453	386	378
Bank account liability	£9.8bn	£8.9bn	£7.7bn
Gross unsecured personal loan lending:
– Abbey retail	£1.5bn	£1.3bn	£1.1bn
– Other	£0.8bn	£0.8bn	£1.1bn

	£2.3bn	£2.1bn	£2.2bn
Unsecured lending asset(3):
– Abbey retail	£2.7bn	£2.3bn	£2.0bn
– Other	£1.4bn	£1.4bn	£1.4bn

	£4.1bn	£3.7bn	£3.4bn
Protection:

Branch and Direct	£17m	£18m	£19m
Intermediary	£54m	£64m	£78m

Total protection annual premium income	£71m	£82m	£97m

(1)	Housing Association mortgages are classified within the Financial Markets segment.
(2)	Market shares are estimated internally, based on information from the Bank of England and The Council of Mortgage Lenders (“CML”)
(3)	Comprises unsecured personal loans, credit cards and overdrafts.

Business and Financial Review
Business Review – Personal Financial Services continued
2006 compared to 2005
Mortgages
Gross mortgage lending of £32.6bn (2005: £27.6bn), around 18% higher, with an estimated market share of 9.4% (2005: 9.6%). During the year Abbey improved its service levels in mortgages and developed its product range in order to capture growth in the expanding and higher margin non-standard segments. Abbey increased sales of Flexible mortgages (up over 60%) and, in the latter part of the year, Abbey improved the first time buyer proposition and launched a new buy-to-let offering. Mortgage capital repayments of £24.8bn (2005: £24.6bn) were modestly ahead of 2005, while the estimated share of capital repayments fell to 10.5%, in part reflecting retention initiatives, compared to 12.5% in 2005. Net mortgage lending of £7.8bn (2005: £3.0bn) was up over 100% from the prior year whilst continuing to balance growth and market share with a focus on profitability.
Retail Deposits and Investments
Total net customer deposit flows of £0.9bn (2005: £2.6bn) were lower than 2005 impacted by the re-pricing of low / negative margin accounts that was put in place in the second quarter of 2006. This again confirms our focus on managing volume and profitability, and was in part offset by increased investment sales up 16%. Abbey has maintained its competitive position with attractive instant access branch and internet accounts, with inflows of over £1.8bn in key acquisition accounts. In terms of investment sales, Abbey had an improved tax season and sales of Inscape were up 24%. More recently Abbey has been increasing its sales capacity through the recruitment of additional investment advisors.
Banking
Bank account openings of 453,000 (2005: 386,000) were up 17%. This was an improvement on the uplift of 10% reported at the half year, with switcher openings up by 114%. Performance has benefited from the “High Interest” current account offer and the “grass is greener” campaign in the second half of 2006. In total, the volume of accounts increased by 6%, with bank account liability balances up by 10% on 2005.
Unsecured Lending
Gross unsecured personal loan lending was 7% higher, with branch lending up by 66% from a low base. Performance was boosted by improved branch technology, and the latter part of the year saw a marked improvement in the new business margins to ensure a better profitability profile. As a result, Abbey branded balances grew by 18% and as we move into 2007, our focus will be increasingly on growing this business through our existing customers.
Protection
Protection annual premium income sales were down in comparison to 2005, in part reflecting the competitive market trends.
2005 compared to 2004
Mortgages
Gross mortgage lending of £27.6bn (2004: £25.0bn) was 10% ahead of 2004 with an uplift in all channels. This compared to a 1% decline in the size of the market, resulting in a market share estimated at 9.6% (2004: 8.6%). Capital repayments of £24.6bn (2004: £21.9bn) were above natural share, as expected, reflecting high levels of incentive period maturities. Net lending of £3.0bn (2004: £3.1bn), was similar to 2004 and was equivalent to a 3.3% (2004: 3.1%) market share.
Retail Deposits and Investments
Deposit inflows of £2.6bn (2004: £1.3bn), with profitable new branch-based acquisition account inflows more than offsetting back-book attrition. Overall, retail deposits balances of £62.2bn (2004: £59.6bn) were up 4% on 2004. Investment new business premiums were ahead of 2004, benefiting from significant growth in sales of the Select Offshore Bond, a strong tax year-end and the successful launch of Guaranteed Growth Plan and Guaranteed Income Bond through direct channels in the first half of the year.
Banking
In total, bank account openings were ahead of 2004’s performance, with a stronger uplift in terms of adult Abbey bank accounts openings, up 14%. This was boosted by the “Bank and Save” campaign in the fourth quarter, which also contributed to an increase of switchers joining Abbey.
Unsecured Lending
Total gross unsecured personal loan lending was broadly in line with 2004, although overall unsecured balances grew by 12% reflecting strong performance in both 2004 and 2005. In addition, Abbey branded gross lending was up 23%.
Protection
Sales of protection policies fell relative to 2004, albeit set against a declining market.

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services trading net interest income by segment

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Retail Banking	1,411	1,329	1,341
Financial Markets	(80)	(24)	26
Wealth Management	75	67	81
Group Infrastructure	(70)	(55)	(55)

PFS trading net interest income	1,336	1,317	1,393

Adjust for:
– Proforma IFRS adjustments	–	–	96
– Capital charges	(108)	(151)	(136)

PFS net interest income	1,228	1,166	1,353

2006 compared to 2005
Retail Banking net interest income increased by £82m to £1,411m (2005: £1,329m), due largely to growth in customer loans and stable retail spreads. Retail lending balances were up 9% compared to last year, driven by an increase in mortgage and unsecured lending balances. Growth in unsecured lending balances was driven through the Abbey brand. Throughout the second half of 2006, the business continued to balance growth and profitability, resulting in slower growth in retail deposits. Retail spreads were stable relative to 2005 with a widening of retail liability spreads being partially offset by competitive pressure impacting asset spreads in the latter part of the year.
          Financial Markets net interest income decreased by £56m to £(80)m (2005: £(24)m) as a result of a reduction in asset financing operations and other businesses which are in the process of being run down and a change in mix of Group funding.
          Wealth Management net interest income increased by £8m to £75m (2005: £67m), reflecting higher liability balances in Cater Allen as a result of improved sales performance. This was supported by improved margins in both Cater Allen and Abbey International.
          Group Infrastructure net interest income declined by £15m to £(70)m (2005: £(55)m). Net interest income was adversely impacted by base rate changes on central funding, which were more than offset by benefits reported in Retail Banking and Wealth Management under the Group’s transfer pricing arrangements. The remaining movement related to the non-recurrence of gains on the unwind of external capital hedges in 2005.
2005 compared to 2004
Retail Banking net interest income remained broadly unchanged at £1,329m (2004: £1,341m), benefiting from balance sheet growth which offset a modest spread decline to deliver a stable net interest income result.
          Financial Markets net interest revenue decreased by £50m to £(24)m (2005: £26m) as lower revenues in 2005 resulted from a reduction in the size of asset leasing and other businesses which are in the process of being run down.
          Wealth Management net interest income of £67m was £14m lower than the previous period (2004: £81m) largely due to the impact of lower margins in both Cater Allen and Abbey International due to a change in transfer pricing allocations.
          Group Infrastructure net interest income was unchanged at £(55)m in 2005 (2004: £(55)m), underlying the results was the impact of the unwind of external capital hedges offset by gains resulting from the fluctuations in the base rate.
Personal Financial Services trading non-interest income by segment

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Retail Banking	582	547	427
Financial Markets	464	358	360
Wealth Management	104	96	79
Group Infrastructure	(34)	16	62

PFS trading non-interest income	1,116	1,017	928

Adjust for:
– Reorganisation and other costs	–	–	45
– Depreciation of operating lease assets	130	123	182
– Hedging variances	(45)	(18)	–
– Profit on sale of PFS subsidiaries	41	–	–
– Proforma IFRS adjustments	–	–	76

PFS non-interest income	1,242	1,122	1,231

2006 compared to 2005
Retail Banking trading non-interest income increased by £35m in 2006 to £582m (2005: £547m) due largely to increased volumes in mortgage, investments and bank accounts, as well as a fourth quarter benefit from an uplift in commissions from the new distribution agreement with Resolution.
          Financial Markets non-interest income increased by £106m to £464m (2005: £358m) due largely to stronger results within Derivative Structured Products which benefited from favourable market conditions and also new external business through stronger sales and marketing teams, including almost £1.0bn of retail structured product sales and higher profits from the property trading desk.

Business and Financial Review
Business Review – Personal Financial Services continued
          Wealth Management non-interest income of £104m was modestly ahead of the previous year (2005: £96m), due largely to higher sales in the Asset Management businesses and James Hay. Asset management sales benefited from the recruitment of investment advisors during 2006, while rebranding of the SIPP (self-invested personal pension schemes) and WRAP portfolio management products helped lift sales in James Hay.
          Group Infrastructure non-interest income decreased by £50m to £(34)m (2005: £16m), largely due to net mark-to-market losses.
2005 compared to 2004
Retail Banking trading non-interest income increased by £120m to £547m (2004: £427m) primarily due to higher banking fees. Banking related non-interest income growth was driven by volume related increases, particularly in unsecured personal loans and Abbey-branded credit cards, as well as to changes to specific fee structures. In addition, mortgage non-interest income was higher, reflecting volume growth and changes to fee structures. Savings non-interest income also increased largely due to an increase in commissions driven by the higher level of investment sales made through the branch network.
          Financial Markets non-interest income was broadly unchanged at £360m (2004: £358m). The 2004 result included a number of specific risk management trades which generated income. The remaining movement relates largely to a reduction in the size of certain asset leasing and other businesses which are in the process of being run down. These trends were partially offset by increased trading volumes resulting from a favourable market environment.
          Wealth Management non-interest income increased by £17m to £96m (2004: £79m) in part reflecting increased sales volumes of SIPP and the increased focus on the WRAP product within James Hay, along with increased sales in the Asset Management businesses.
          Group Infrastructure non-interest income decreased by £46m to £16m (2004: £62m). The movement was impacted by allocation of internal capital charges.
Personal Financial Services total trading expenses by segment

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Retail Banking	1,002	1,106	1,286
Financial Markets	157	148	163
Wealth Management	93	100	126
Group Infrastructure	109	77	52

PFS total trading expenses	1,361	1,431	1,627

Adjust for:
– Reorganisation and other costs	144	216	425
– Depreciation on operating lease assets	130	123	182
– One-off statutory IFRS adjustments	–	–	6
– Proforma IFRS adjustments	–	–	72

PFS expenses	1,635	1,770	2,312

2006 compared to 2005
A cost reduction programme targeting cost savings of £300m by the end of 2007 was put in place at the time of the acquisition of Abbey by Santander. During 2006 this programme made further progress and trading expenses of £1,361m in 2006 were 5% lower than the previous year (2005: £1,431m). The majority of the cost savings related to employment expenses. In total, over 2,000 roles were removed from the business during the year excluding the effects of the sale of the Life insurance businesses.
          Financial Markets trading expenses of £157m were £9m higher than the previous year (2005: £148m). The movement was due largely to savings from the cost reduction programme being more than offset by increased investment in the sales and marketing teams and performance related payments.
          Wealth Management trading expenses of £93m were £7m lower than the previous year (2005: £100m). As with the other operating divisions, Wealth Management benefited from cost savings resulting from the cost reduction programme implemented at the time of the acquisition of Abbey by Santander.
          Group Infrastructure trading expenses of £109m were £32m higher than the previous year (2005: £77m) due to additional central costs.
2005 compared to 2004
Operating expenses of £1,431m in 2005 were £196m lower than the previous year (2004: £1,627m) as a result of the cost reduction programme, with savings across all business units well ahead of the original target. In total, over 4,000 roles were removed from the business during 2005. Other cost savings came from a detailed procurement review.
          Financial Markets trading expenses of £148m were £15m lower than the previous year (2004: £163m). As with the other business units, Financial Markets benefited from cost savings resulting from the cost reduction programme implemented at the time of the acquisition of Abbey by Santander.
          Wealth Management trading expenses of £100m were £26m lower than the previous year (2004: £126m). As with the other operating divisions, Wealth Management benefited from cost savings resulting from the cost reduction programme implemented at the time of the acquisition of Abbey by Santander.
          Group Infrastructure trading expenses of £77m were £25m higher than the previous year (2005: £52m) partly due to higher staff related costs not borne directly by the divisions.

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services trading impairment losses on loans and advances by segment

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Retail Banking	273	207	20
Financial Markets	(27)	10	22
Wealth Management	–	1	–
Group Infrastructure	5	–	–

PFS trading impairment losses on loans and advances	251	218	42

Adjust for:
– Reorganisation and other costs	93	–	75
– Proforma IFRS adjustments	–	–	(5)

PFS impairment losses on loans and advances	344	218	112

2006 compared to 2005
Trading impairment losses on loans and advances increased by £33m to £251m (2005: £218m), driven by a higher provisions charge in Retail Banking, partly offset by reductions of provisions in Financial Markets. The growth was partly driven by strengthening of the coverage ratio and in part by the deterioration and maturing nature of the unsecured personal loan portfolio. Retail Banking provisions also increased in part due to mortgage related charges increasing modestly from a very low base relative to the overall book. Financial Markets recorded provision releases following the run down of asset financing and other businesses.
2005 compared to 2004
Trading impairment losses on loans and advances increased by £176m to £218m (2004: £42m). Within Retail Banking, trading provisions of £207m were up from £20m in 2004. Included in 2004 was a significant reduction in general provisions of £(136)m due to improvements in economic conditions. The remaining movement in impairment losses is an increased charge of £51m. Of this increase, £12m related to mortgages, equivalent to approximately 1 basis point. Most of the remaining increase related to the unsecured book, with some modest credit quality deterioration in line with industry experience, but also attributable to growth and seasoning of the asset over the last two years. The outstanding movement relates largely to provisions relating to the asset financing and other operations in the process of being run down, included within Financial Markets.
Personal Financial Services non-performing loans

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Total non-performing loans (‘NPLs’)	826	882	769

Total loans and advances to customers (excluding trading assets)	109,035	100,267	98,526
Total provisions	536	394	391
NPLs as a % of loans and advances	0.76%	0.88%	0.78%

Provisions as a % of NPLs	64.89%	44.67%	50.84%

In 2006, the value of non-performing loans decreased to £826m (2005: £882m) and non-performing loans as a percentage of loans and advances decreased to 0.76% (2005: 0.88%). During the year Abbey strengthened its coverage of non-performing loans to 64.89% (2005: 44.67%), which is a reflection of the change in macro-economic factors such as interest rates. The credit quality of the mortgage book remains strong.
          In 2005, the value of non-performing loans increased to £882m (2004: £769m), driven by some deterioration in market conditions for unsecured lending and a modest slow down in the housing market for mortgages. As a percentage of loans and advances, non-performing loans increased to 0.88% (2004: 0.78%), with provisions coverage of 44.67% (2004: 50.84%). This movement is attributable to the sale of the majority of Financial Markets’ wholesale lending book.
Personal Financial Services trading provisions for other liabilities and charges by segment

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Retail Banking	–	(3)	155
Wealth Management	2	14	–
Group Infrastructure	–	–	(2)

PFS trading provisions for other liabilities and charges	2	11	153

Adjust for:
– Reorganisation and other costs	61	–	48

PFS provisions for other liabilities and charges	63	11	201

2006 compared to 2005
Wealth Management trading provisions for other liabilities and charges of £2m were down from £14m in 2005. 2006 consisted of a further charge of £2m related to closure of the Isle of Man offices, down from £14m during the previous year.
2005 compared to 2004
Retail Banking trading provisions / (releases) for other liabilities and charges of £(3)m were down from £155m in 2004. The 2004 results included a charge related to misselling of £153m (2005: £10m).

Business and Financial Review
Business Review – Sold Life Businesses
Abbey announced on 7 June 2006 that it had entered into an agreement to sell its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The sale completed in the third quarter of 2006. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.
          The life insurance business qualifies as discontinued operations. The results, and loss on sale, of the discontinued operations were as follows:
Sold Life Businesses summarised income statement

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Trading income	128	231	181
Operating expenses	(73)	(151)	(217)
Impairment losses on intangible assets	(69)	–	(135)

Trading profit before tax	(14)	80	(171)
Adjust for:
– Capital charges	108	154	134

Profit / (loss) before tax	94	234	(37)
Taxation expense	(75)	(68)	(45)

Profit / (loss) of discontinued operations	19	166	(82)
Loss on sale of discontinued operations before and after tax	(264)	–	–

Profit / (loss) for the year from discontinued operations	(245)	166	(82)

Trading income
2006 compared to 2005
Trading income of £128m was £103m lower than the previous year (2005: £231m), primarily reflecting the sale of the life insurance business in the third quarter of 2006, together with an increased level of lapses on with-profits bonds in 2006 prior to the sale.
2005 compared to 2004
Trading income of £231m was £50m higher than the previous year (2004: £181m), largely due to the effect on the Discounted Value of Future Profits of improved mortality and expense assumptions, the latter being due to the benefits of the cost reduction programme.
Operating expenses
2006 compared to 2005
Operating expenses of £73m were £78m lower than the previous year (2005: £151m), primarily reflecting the sale of the business in the third quarter of 2006, and the successful continuation of Group wide cost reduction initiatives.
2005 compared to 2004
Operating expenses of £151m in 2005 were £66m lower than the previous year (2004: £217m) following the successful implementation of Group wide cost reduction initiatives.
Impairment losses on intangible assets
2006 compared to 2005
In 2006, an impairment charge of £69m on intangible assets was recognised as a result of the classification of the life insurance businesses as held for sale prior to their eventual sale.
2005 compared to 2004
In 2004 an impairment charge of £135m in the value of distribution channels was recognised due to the expectation of reduced profitability in a competitive UK protection market through the Independent Financial Adviser channels in place at the date of Scottish Provident’s acquisition.
Loss on sale of discontinued operations
The loss on sale principally reflects the discount to embedded value that is normal in sales of life insurance businesses. The existence of a discount reflects a potential buyer’s use of higher discount rates than an existing owner to reflect a buyer’s inherent uncertainty over assumptions and the potential for adverse lapse experience after a change in ownership.

Business and Financial Review
Business Review – Portfolio Business Unit (‘PBU’)
The Portfolio Business Unit comprised a number of businesses, assets and portfolios that were inconsistent with Abbey’s future strategy to focus on Personal Financial Services, and were sold during 2004 and 2005. From the end of 2005, there were no businesses, assets or portfolios remaining within this segment.
Portfolio Business Unit trading profit on ordinary activities before tax

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Net interest income	–	9	61
Non-interest income	–	61	(107)

Total trading income	–	70	(46)
Total trading expenses	–	(2)	(56)
Impairment (losses) / recoveries on loans and advances	–	–	87
Provisions for other liabilities and charges	–	8	–
Amounts written off fixed asset investments	–	–	80

Trading profit on ordinary activities before tax	–	76	65
– Proforma IFRS adjustments	–	–	(10)
– Capital charges	–	(3)	2

Profit on continuing operations before tax	–	73	57

2006 compared to 2005
All Portfolio Business Unit businesses, assets and portfolios were sold during 2004 and 2005. From 2006 there were no businesses, assets or portfolios remaining within this division.
2005 compared to 2004
Trading profit before tax for the Portfolio Business Unit increased by £11m to £76m (2004: £65m), reflecting the more advanced stage of the exit programme, and lower absolute levels of asset disposals and related losses in the year.

>	Net interest income decreased by £52m to £9m (2004: £61m), due to the reduced size of operations.
>	Non-interest income increased by £168m to £61m (2004: £(107)m), reflecting lower absolute levels of asset disposals and related losses.
>	Trading operating expenses decreased by £54m to £2m (2004: £56m) due to the reduced size of operations.
>	Impairment (losses) / recoveries on loans and advances were nil in 2005 reflecting the disposal of the remaining assets within the Portfolio Business Unit.
>	Amounts written off fixed asset investments were nil in 2005, with 2004 being a credit of £80m representing disposals of assets in excess of written down values.

Business and Financial Review
Other Material Items
Adjustments between the statutory basis and the trading basis
Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets, as described in the Business Review – Summary. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments arise principally in the ongoing Personal Financial Services businesses. Where similar costs were incurred in the Portfolio Business Unit businesses or the Sold Life Businesses, management typically no longer adjusts their results for previous periods for these items, as those businesses have now been sold. However, due to the importance of these adjustments, the consolidated amounts are presented below, together with an analysis of the total amount into the businesses in which they were incurred unless the entire amount arose in the Personal Financial Services businesses. The trading adjustments consist of:
Reorganisation and other costs

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Cost reduction programme	(134)	(158)	(376)
Asset write-downs	(18)	(5)	(106)
Credit provisions	(93)	–	(75)
Misselling remediation costs	(61)	(70)	–

	(306)	(233)	(557)

These costs comprise implementation costs in relation to the strategic change and cost reduction process, certain credit provisions, as well as remediation costs in respect of product misselling. Of the total reorganisation and other costs of £306m (2005: £233m, 2004: £557m), £298m (2005: £216m, 2004: £503m), was adjusted in the Personal Financial Services businesses, and £8m (2005: £17m, 2004: £54m), in the Sold Life Businesses.
2006 compared to 2005
Total reorganisation and other expenses of £306m increased £73m compared to the previous period (2005: £233m). Cost reduction programme related expenses of £134m decreased by £24m compared to the previous period (2005: £158m) reflecting the advanced stage of the programme. Asset write-downs of £18m increased £13m compared to the previous period (2005: £5m), reflecting higher write-downs resulting from the restructure of the business. Credit provisions of £93m largely related to loan portfolios that are no longer open to new business. Misselling remediation costs of £61m decreased by £9m (2005: £70m) after a detailed review of potential remediation costs.
2005 compared to 2004
Total reorganisation and other expenses of £233m were significantly lower than 2004, reflecting the cost reduction programme and ongoing restructuring of the business being at a more advanced stage and a lower proportion of regulatory change investment. During 2005, remediation costs of £70m with respect to product misselling were incurred.
Hedging variances

31 December	31 December	31 December
2006	2005	2004
£m	£m	£m

(45)	(18)	–

As a consequence of the introduction of IAS 39 prospectively from 1 January 2005, the Balance Sheet and Income Statement are subject to a certain amount of volatility particularly from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges.
2006 compared to 2005
In 2006, the impact of this volatility was £(45)m (2005: £(18)m), due largely to greater market movements, including interest rates, than in the previous period.
2005 compared to 2004
In 2005, the impact of this volatility was £(18)m), due to the introduction of the accounting requirements of IAS 39, which were not applied in 2004.
Profit on sale of PFS subsidiaries

31 December	31 December	31 December
2006	2005	2004
£m	£m	£m

41	–	–

On 31 December 2006, Abbey sold its Asset Management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander Central Hispano, S.A., for a total cash consideration of £134m. The Asset management companies sold were Abbey National Asset Managers Limited, Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited and Inscape Investments Limited.

Business and Financial Review
Other Material Items continued
Proforma IFRS adjustments

31 December	31 December	31 December
2006	2005	2004
£m	£m	£m

–	–	164

Due to certain IFRS standards only being applicable from 1 January 2005, the 2004 statutory results only include the impact of IFRS which are required to be applied retrospectively. As a result, management reviews the 2004 results on a proforma basis, incorporating the impact of those prospective IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. The impact includes the treatment of interest income and fees and the reclassification of preference shares from shareholders equity to debt, but excludes the effect of accounting for derivatives under IAS 39 as no estimate of their effect can be made. Of the total proforma IFRS adjustments of £164m, £177m was adjusted in the Personal Financial Services businesses, £(10)m in the Portfolio Business Unit businesses, and £(3)m in the Sold Life Businesses.
One-off statutory IFRS adjustments

31 December	31 December	31 December
2006	2005	2004
£m	£m	£m

–	–	(245)

The conversion to IFRS resulted in the recognition of certain one-off items including impairment charges. These items have been deducted from the results to allow management to understand the underlying performance of the business. Of the total one-off statutory IFRS adjustment of £245m, £78m was adjusted in the Personal Financial Services businesses, and £167m in the Sold Life Businesses.
Capital charges
Capital charges comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively. On a consolidated basis, the total of these internal reallocations is nil.
IFRS to US GAAP reconciliation
Statutory profit / (loss) after tax under IFRS in each of the years ended 31 December 2006, 2005 and 2004 was £68m, £420m and £(54)m, respectively. Under US GAAP, the corresponding amounts were £173m, £253m and £(20)m. A detailed description of the principal differences between IFRS and US GAAP is included in Note 53 to the Consolidated Financial Statements. Reconciliations between the IFRS and US GAAP amounts, together with financial statements disclosures required by US GAAP, are included in Notes 56 and 57 to the Consolidated Financial Statements.
2006 compared to 2005
Net income under US GAAP was £173m in 2006, £105m higher than the IFRS profit for the year of £68m. In 2005, the US GAAP net income was £253m, £167m lower than the IFRS profit for the year of £420m. The principal movements in the IFRS to US GAAP adjustments affecting net income were as follows:

>	In 2005, a charge was recognised in the Income Statement under US GAAP reflecting impairment in the value of goodwill in the Sold Life Businesses segment. No impairment was recognised for IFRS purposes due to the lower level of goodwill held under IFRS. In 2006, these businesses were sold.
>	In 2006 under IFRS curtailment gains were recognised in income, while under US GAAP such gains were taken to equity. Additionally under US GAAP, actuarial gains and losses outside a certain range are recognised in the income statement in equal amounts over the remaining service lives of current employees, resulting in the recognition of higher actuarial losses and lower expected returns on assets in income under US GAAP in 2006 and 2005.
>	In 2006 and 2005, movements in the fair values of securities that are classified as fair value through profit and loss under IFRS were reversed for US GAAP purposes. Under US GAAP, these securities are classified as available for sale, with movements in their fair values accounted for in other comprehensive income.
>	In 2006 and 2005, movements in the fair value of debt securities in issue that qualify for the fair value option under IFRS, but do not qualify under the US GAAP fair value option were reversed for US GAAP purposes. In addition, the US GAAP adjustment reflects the absence of claiming hedge accounting under US GAAP and the consequent reversal of the hedge accounting claimed under IFRS, as well as the reversal of the IFRS transition adjustment under IFRS 1 for items that qualified as hedges prior to 1 January 2005 but which did not meet the requirements of IAS 39 applicable from 1 January 2005.
>	In 2006 and 2005, an adjustment was recognised in the Income Statement under US GAAP reflecting the removal of the preference share dividends which are accounted for as interest expense in the income statement under IFRS, but which are excluded from the Income Statement and accounted for as an appropriation of profit in reserves under US GAAP. In 2006, Abbey exercised its call option and redeemed its US dollar denominated preference shares, leaving only its sterling denominated preference shares outstanding. In 2005, the gains and losses recognised under IFRS on the retranslation of the US dollar denominated preference shares were reversed because under US GAAP those preference shares are not retranslated.

Business and Financial Review
Other Material Items continued

>	In 2006, the discontinued operations adjustment reflects the accounting differences between IFRS and US GAAP on the results of the Life insurance businesses up to the date of sale, as well as the adjustment to the loss on sale reflecting the difference in net assets of the Life insurance businesses at the date of disposal.
2005 compared to 2004
Net income / (loss) under US GAAP was £253m in 2005, £167m lower than the IFRS profit for the year of £420m. In 2004, the US GAAP net loss was £(20)m, lower than the IFRS loss for the year of £(54)m. The principal movements in the IFRS to US GAAP adjustments affecting net income / (loss) were as follows:

>	In 2005, a charge was recognised in the Income Statement under US GAAP reflecting impairment in the value of goodwill in the Sold Life Businesses segment. This impairment was recognised due to expected lower future profitability given higher lapse rates in 2005, coupled with projected lower volumes of new business being written at lower margins in a competitive market. No impairment was recognised for IFRS purposes due to the lower level of goodwill held under IFRS.
>	In 2005, profits representing movements in the fair values of securities that are classified as fair value through profit and loss under IFRS were reversed for US GAAP purposes. Under US GAAP, these securities are classified as available for sale, with movements in their fair values accounted for in other comprehensive income. Prior to 1 January 2005, under IFRS these securities were accounted for at cost, subject to impairment, so there is no equivalent income statement adjustment in 2004, the relevant IFRS being prospective from 1 January 2005.
>	In 2005, there was no significant Income Statement adjustment relating to derivatives because under US GAAP, and IFRS from 1 January 2005, all derivatives are marked to market through the Income Statement. In 2004, the adjustment primarily reflects the marking to market of non-trading derivatives for US GAAP purposes that were accrual accounted under IFRS, the relevant IFRS being prospective from 1 January 2005.
>	In 2005, the debt securities in issue Income Statement adjustment for US GAAP reflects the reversal of movements in the fair value of debt securities in issue that qualify for the fair value option under IFRS, but do not qualify under the US GAAP fair value option. Prior to 1 January 2005, a fair value option did not exist under either IFRS or US GAAP, so there is no equivalent Income Statement adjustment for this in 2004. In addition, the US GAAP adjustment in 2005 reflects the absence of claiming hedge accounting under US GAAP and the consequent reversal of the hedge accounting claimed under IFRS, as well as the reversal of the IFRS transition adjustment under IFRS 1 for items that qualified as hedges prior to 1 January 2005 but which did not meet the requirements of IAS 39 applicable from 1 January 2005.
>	In 2005, a credit was recognised in the Income Statement under US GAAP reflecting the removal of the preference share dividends which are accounted for as interest expense in the Income Statement under IFRS, the relevant IFRS being prospective from 1 January 2005, but which are excluded from the Income Statement and accounted for as an appropriation of profit in reserves under US GAAP. In addition, the gains and losses recognised under IFRS on the retranslation of US dollar denominated preference shares were reversed because under US GAAP those preference shares are not retranslated. In 2004, under IFRS, the preference share dividends were accounted for as an appropriation of profit and the foreign currency denominated preference shares were not retranslated. These treatments were consistent with US GAAP, so there was no adjustment in 2004.
>	In 2005 and 2004, the discontinued operations adjustment reflects the accounting differences between IFRS and US GAAP on the results of the life insurance businesses during the year. In addition, the adjustment for 2005 reflects the difference in accounting treatment in respect of investment properties held by the life insurance businesses. In 2005, investment properties held at market value under IFRS, and amortised cost under US GAAP, were sold. The sales proceeds significantly exceeded the amortised cost. As a result, the 2005 Income Statement adjustment reflects the increased profit recognised under US GAAP, which was effectively recognised as market value movements in prior periods under IFRS. Predominantly, this gain flows to the policyholder bonus fund, resulting in a corresponding increase in policy liabilities.
Legal proceedings
Abbey and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Abbey.
Material contracts
Abbey and its subsidiaries are party to various contracts in the ordinary course of business. For the three years ended 31 December 2006, there have been no material contracts entered into outside the ordinary course of business, except for the contract described below.
          Abbey announced on 7 June 2006 that it had entered into an agreement to sell its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The sale completed in the third quarter of 2006. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. See Note 12 to the Consolidated Financial Statements.
Audit fees
See Note 8 of the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review
Throughout this section, reference to UK and non-UK refer to the location of the office where the transaction is recorded.
Deposits
The following tables set forth the average balances of deposits by location for each of the three years ended 31 December 2006.

	Average: year ended 31 December

	2006	2005	2004
	£m	£m	£m

Deposits by banks
UK	29,713	26,084	21,079
Non-UK	1,981	677	688

	31,694	26,761	21,767

Deposits by customers (all interest bearing)
UK	62,452	63,999	58,404
Non-UK	4,226	6,080	5,301

	66,678	70,079	63,705

Deposits by customers
The following tables set forth the average balances of customers’ accounts by type for each of the three years ended 31 December 2006.

	Average: year ended 31 December

	2006	2005	2004
	£m	£m	£m

UK
Retail demand deposits	54,529	52,083	40,760
Retail time deposits	6,089	9,076	12,177
Wholesale deposits	1,834	2,840	5,467

	62,452	63,999	58,404

Non-UK
Retail demand deposits	1,490	1,092	1,152
Retail time deposits	1,144	4,875	4,149
Wholesale deposits	1,592	113	–

	4,226	6,080	5,301

	66,678	70,079	63,705

Retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts). Retail demand and time deposits are also obtained outside the UK, principally through Abbey International. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.
Demand deposits
Demand deposits consist of savings and banking products. Savings products comprise Individual Savings Accounts, instant saver savings accounts, remote access accounts, such as those serviced by post, and a number of other accounts which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals. Banking products consist of current accounts.
Time deposits
The main constituents of time deposits are notice accounts, which require customers to give notice of an intention to make a withdrawal, and bond accounts, which have a minimum deposit requirement. In each of these accounts, early withdrawal incurs an interest penalty.
Wholesale deposits
Wholesale deposits are those which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates that reflect the inter-bank money market rates.
Short-term borrowings
The following tables set forth certain information regarding short-term borrowings (composed of deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended 31 December 2006. While deposits by banks are reported in the “Deposits” section above, they are also shown under “Short-term borrowings” because of their importance as a source of funding to Abbey.

Business and Financial Review
Balance Sheet Business Review continued
Deposits by banks

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

Year-end balance(1)	36,755	27,478	18,412
Average balance	31,694	26,761	21,767
Maximum balance	37,485	35,872	25,530

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £363m (2005: £248m, 2004: £161m).
(2)	Abbey policy is to mark-to-market the majority of its deposits by banks balances including interest. Mark to market movements are recorded in net trading income banking rather than net interest income. As a result, it has not been possible to calculate either an average interest rate during the year or a year-end interest rate.
The balances above also include deposits by banks that are classified in the balance sheet as trading liabilities. At 31 December 2006, deposits by foreign banks amounted to £15,040m (2005: £9,281m, 2004: £9,538m).
Commercial paper

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

Year-end balance	6,705	6,009	1,656
Average balance	6,344	2,891	2,086
Maximum balance	7,308	6,009	3,367

(1)	Abbey policy is to mark-to-market the majority of its deposits by banks balances including interest. Mark to market movements are recorded in net trading income banking rather than net interest income. As a result, it has not been possible to calculate either an average interest rate during the year or a year-end interest rate.
Abbey issues commercial paper generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLP, a subsidiary of Abbey.
Negotiable certificates of deposit

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

Year-end balance	10,832	5,282	7,073
Average balance(1)	7,644	5,727	8,496
Maximum balance	10,832	6,670	9,901

(1)	Average balances for 2006, 2005 and 2004 are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.
(2)	Abbey policy is to mark-to-market the majority of its deposits by banks balances including interest. Mark to market movements are recorded in net trading income banking rather than net interest income. As a result, it has not been possible to calculate either an average interest rate during the year or a year end interest rate.
Certificates of deposit and certain time deposits
The following table sets forth the maturities of Abbey’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2006. A proportion of Abbey’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2006. Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See “Short-term borrowings” above for information on amounts of claims under issues of commercial paper.

		In more than three	In more than six
	Not more than	months but not more	months but not more	In more than
	three months	than six months	than one year	one year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:
UK	2,768	772	1,997	142	5,679
Non-UK	2,952	958	479	764	5,153
Wholesale time deposits:
UK	2,170	413	178	1,057	3,818
Non-UK	771	–	28	1	800

	8,661	2,143	2,682	1,964	15,450

At 31 December 2006, an additional £2,367m (2005: £1,355m) of wholesale deposits were repayable on demand.

Business and Financial Review
Balance Sheet Business Review continued
Securities
The following table sets out the book and market values of securities at 31 December for each of the three years indicated. For further information, see the Notes to the Consolidated Financial Statements.

	2006	2005	2004

	Net asset &	Net asset &	Net asset	Market
	market value	market value	value	value
	£m	£m	£m	£m

Trading portfolio
Debt securities:
UK government	48	2,700	7,492	7,492
US treasury and other US government agencies and corporations	–	22	–	–
Other public sector securities	2,415	350	2,887	2,887
Bank and building society certificates of deposit	10,839	18,647	12,683	12,683
Other issuers:
Floating rate notes	298	463	224	224
Mortgage-backed securities	75	350	240	240
Other asset-backed securities	1,584	4,626	495	495
Other	14,551	4,396	12,317	12,317
Ordinary shares and similar securities	2,754	1,539	10,762	10,762

	32,564	33,093	47,100	47,100

Investment securities
Debt securities:
Other public sector securities	–	–	28	28
Bank and building society certificates of deposit	–	–	317	317
Other issuers:
Floating rate notes	–	–	32	27
Mortgage-backed securities	–	–	38	42
Other asset-backed securities	–	–	257	310
Other	8	–	–	–
Ordinary shares and similar securities	15	13	30	32

	23	13	702	756

Fair value through profit and loss
Debt securities:
UK government	–	2,794	–	–
US treasury and other US government agencies and corporations	–	100	–	–
Other public sector securities	–	417	–	–
Bank and building society certificates of deposit	15	841	–	–
Other issuers:
Other asset-backed securities	3,006	343	–	–
Other	302	8,387	–	–
Ordinary shares and similar securities	–	11,670	–	–

	3,323	24,552	–	–

Total	35,910	57,658	47,802	47,856

UK government securities
The holdings of UK government securities (gilts) are primarily at fixed rates. Abbey’s assets and liabilities are predominantly floating rate (as described under ‘Risk Management – market risk’ included elsewhere in this Annual Report and Accounts), which is used as the benchmark for risk management. Fixed-rate securities (including gilts) are generally hedged into floating-rate, on either an individual or an aggregate basis within the overall management of the appropriate book.
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

Business and Financial Review
Balance Sheet Business Review continued
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
Other issuers: other asset-backed securities
This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, car dealer, lease and credit card debtors and student loans. Some of the credit card debtors incorporate cap features.
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
          The following table sets forth the book and market values of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Abbey’s shareholders’ funds at 31 December 2006 as set out in the Consolidated Balance Sheet on page 69.

£m

Lloyds TSB Group plc	2,255
HBOS plc	1,957
Hippototta No. 3 plc	1,459
Hippototta No. 2 plc	1,265
Barclays Bank plc	1,161
Nationwide Building Society	1,000
Unicredito Italiano SPA	837
Nordea Bank AB	700
Government of Germany	654
Fortis Bank NV/ SA	517
ING Groep NV	466
Credit Mutuel Centre est Europe	451
Banco Bilbao Vizcaya Argentaria	447
National Australia Bank Ltd	443
Kingdom of Spain	430
Republic of Austria	428
Republic of Italy	413
Bank of Ireland	401
HSBC Holdings plc	398
Danske Bank AS	358
Societe Generale SA	328
Commonwealth Bank of Australia Ltd	325

Loans and advances to banks
Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand). The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made. The balances below include loans and advances to banks that are classified in the balance sheet as trading assets.

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

UK	11,943	8,060	11,081
Non-UK	93	1,036	670

	12,036	9,096	11,751

Business and Financial Review
Balance Sheet Business Review continued
The table below for 2003 and 2002 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	Year ended 31 December

	2003	2002
	£m	£m

UK	6,219	6,465
Non-UK	936	135

	7,155	6,600

The following tables set forth loans and advances to banks by maturity and interest rate sensitivity at 31 December 2006.

				In more than
			In more than	one year but
		In not more	three months	not more	In more
	On	than three	but not more	than five	than five
	demand	months	than one year	years	years	Total
	£m	£m	£m	£m	£m	£m

UK	2,241	7,946	13	239	1,504	11,943
Non-UK	2	89	2	–	–	93

	2,243	8,035	15	239	1,504	12,036

	Fixed rate	Variable rate	Total
	£m	£m	£m

Interest-bearing loans and advances to banks:
UK	2,177	9,601	11,778
Non-UK	42	51	93

	2,219	9,652	11,871
Items in the course of collection (non-interest bearing):
UK	–	–	165

	2,219	9,652	12,036

Loans and advances to customers
Abbey provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and a limited number of lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by Financial Markets short-term markets business. The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. The balances below include loans and advances to customers that are classified in the balance sheet as trading assets.

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

UK
Advances secured on residential properties	102,096	94,330	91,164
Purchase and resale agreements	5,427	4,789	4,520
Other secured advances	2,305	1,882	1,793
Corporate advances	666	334	1,030
Unsecured personal advances	4,104	3,845	3,517
Finance lease debtors	1	3	1,108

	114,599	105,183	103,132

Non-UK
Advances secured on residential properties	19	26	14
Purchase and resale agreements	14,375	13,152	6,737
Unsecured personal advances	35	31	–

	14,429	13,209	6,751

Total	129,028	118,392	109,883

The table below for 2003 and 2002 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	Year ended 31 December

	2003	2002
	£m	£m

UK
Advances secured on residential properties	73,481	65,777
Purchase and resale agreements	2,958	742
Other secured advances	2,938	4,645
Corporate advances	3,762	9,071
Unsecured personal advances	3,228	5,162
Finance lease debtors	2,558	3,429

	88,925	88,826

Business and Financial Review
Balance Sheet Business Review continued

	Year ended 31 December

	2003	2002
	£m	£m

Non-UK
Advances secured on residential properties	1,745	3,186
Purchase and resale agreements	6,414	2,358
Other secured advances	33	106
Unsecured personal advances	145	123
Finance lease debtors	15	18

	8,352	5,791

Total	97,277	94,617

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate advances in the UK, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK and US, accounts for more than 5% of total loans and advances.
          The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2006. In the maturity analysis, overdrafts are included in the “on-demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early. Abbey’s mortgage loans currently have an average life of six years depending on, among other factors, housing market conditions.

			In more than	In more than
		In not more	three months	one year but	In more
	On	than three	but not more	not more than	than five
	demand	months	than one year	five years	years	Total
	£m	£m	£m	£m	£m	£m

UK
Advances secured on residential properties	40	3,299	2,005	11,691	85,061	102,096
Purchase and resale agreements	4,153	1,274	–	–	–	5,427
Other secured advances	2	46	17	67	2,173	2,305
Corporate advances	18	388	156	2	102	666
Unsecured personal advances	588	719	638	1,867	292	4,104
Finance lease debtors	–	–	1	–	–	1

Total UK	4,801	5,726	2,817	13,627	87,628	114,599

Non-UK
Advances secured on residential properties	–	–	–	2	17	19
Purchase and resale agreements	14,375	–	–	–	–	14,375
Unsecured personal advances	–	35	–	–	–	35

Total non-UK	14,375	35	–	2	17	14,429

Total	19,176	5,761	2,817	13,629	87,645	129,028

The interest rate sensitivity table below analyses loans between fixed rate and variable rate.

	Fixed	Variable
	rate	rate	Total
	£m	£m	£m

UK	37,855	76,744	114,599
Non-UK	–	14,429	14,429

	37,855	91,173	129,028

Abbey’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.
Provisions on loans and advances to customers
Abbey’s provisioning policy complies with IFRS. Details of Abbey’s provisioning policy, as well as an analysis of end-of-year provisions on loans and advances to customers, movements in provisions for bad and doubtful debts, and Group non-performing loans and advances are set out in the Risk Management Report on page 38.
Potential problem loans and advances
In Retail Banking, due to the homogenous nature of the loans, the assessment of impairment is undertaken on a collective basis through the use of statistical techniques. The collective assessment takes due consideration of the time in arrears, with higher times in arrears indicating a higher probability of the loans to go to possession. Individual assessments are only undertaken when the collateral on a secured residential loan is repossessed or on commercial loans, where the loan is overdue.
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

Business and Financial Review
Balance Sheet Business Review continued
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

	2006	2005	2004
	£m	£m	£m

6 months to 12 months in arrears	155	172	105
12 months or more in arrears	27	26	15
Properties in possession	42	44	18

The table below for 2003 and 2002 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	2003	2002
	£m	£m

6 months to 12 months in arrears	62	101
12 months or more in arrears	44	131
Properties in possession	7	9

Potential credit risk elements in loans and advances
Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is derecognised through the use of an income adjustment, which effectively is the unwind of the discounting applied for calculating the provisions. Interest income recognised on impaired loans is set out in Note 18 to the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £15m (2005: £18m).
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
Cross border outstandings exceeding 1% of total assets

					Commercial,
	As %		Banks and other	Governments	industrial and
	of total		financial	and official	other private
	assets	Total	institutions	institutions	sector entities
	%	£m	£m	£m	£m

At 31 December 2006:
United States	1.25	2,395	2,395	–	–

At 31 December 2005:
United States	1.55	3,200	3,200	–	–

At 31 December 2004:
United States	5.31(1)	7,448	7,412	–	36

(1)	Total assets are total assets, as presented in the Consolidated Balance Sheet, excluding long-term assurance fund assets and balances arising from off-balance sheet financial instruments. On this basis, total assets amounted to £140.2bn at 31 December 2004.
Cross border outstandings between 0.75% and 1% of total assets
At 31 December 2006, 2005 and 2004, Abbey had no cross border outstandings between 0.75% and 1% of total assets.
Tangible fixed assets

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

Capital expenditure	189	190	115

The majority of the capital expenditure during the year ended 31 December 2006 was incurred by Retail Banking and mostly related to computer software. The majority of the capital expenditure during the years ended 31 December 2005 and 2004 was also incurred by Retail Banking and mostly related to computer infrastructure, computer software and furniture and fittings for branches. Details of capital expenditure contracted but not provided for in respect of property, plant and equipment are set out in Note 25 to the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review continued
          Abbey had 931 unique property interests at 31 December 2006 consisting of two freehold leases and 929 operating lease interests, occupying a total floor space of 480,685 square metres. The number of unique property interests owned by Abbey is more than the number of individual properties as Abbey has more than one interest in some properties. The majority of Abbey’s property interests are retail branches. Included in the above total are 26 properties that were not occupied by Abbey as at 31 December 2006. Of Abbey’s individual properties, 789 are located in the UK and six in Europe. There are no material environmental issues associated with the use of the above properties.
          Abbey has four principal sites at Triton Square, London (Abbey’s headquarters and Treasury operations), Nelson Street, Bradford, (the banking back office and Human Resources functions) St. Vincent Street, Glasgow (Wealth Management and the telephone distribution operations), and Grafton Gate East, Milton Keynes (credit cards, debt management, Finance, Compliance and Marketing). The main computer centre is Shenley Wood House in Milton Keynes. These properties are held under operating leases. The registered office of Abbey is located at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN.
          Management believes its existing properties and those under construction, in conjunction with the operating lease arrangements in place with Mapeley Columbus Limited, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.
Capital management and resources
Capital management and capital allocation
Abbey adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The various regulatory minimum capital criteria are augmented by internally assigned buffers. These ratios, buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil Abbey’s capital needs.
          Abbey manages its equity requirements in discussion with Santander and has its own active debt management programme. To support its debt issuance program, Abbey is rated on a standalone basis. Abbey also manages the capital resources it requires by actively managing and monitoring the risk it takes in terms of volume of business, size of exposures to risk categories and the use of risk mitigation techniques.
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
Capital adequacy
Capital adequacy and capital resources are monitored by Abbey on the basis of the capital adequacy framework and techniques developed by the Basel Committee on Banking Supervision (the ‘Basel Committee’) in 1988 and subsequently implemented in the UK and Spain. Abbey is directly regulated in the UK by the Financial Services Authority and indirectly by the Banco de España as Santander’s home regulator.
          The Basel Committee issued a revised capital adequacy framework for assessing the capital required to cover all of a financial institution’s business risks in June 2004. In both the UK and Spain these changes are being introduced on a gradual basis from 1 January 2007 to 1 January 2008. This revised capital adequacy framework includes a more risk-sensitive methodology for the allocation of regulatory capital for credit risk and introduced a capital adequacy requirement for operational risk. The framework for the calculation of regulatory capital and the international minimum risk asset ratio of 8% will be unchanged. Management does not expect any material adverse change to the business of Abbey to arise from its adoption of the revised capital adequacy framework.
Capital ratios
The following capital ratios are calculated in accordance with the Financial Services Authority’s interpretation of the techniques specified by the Basel Committee in 1988. They demonstrate that Abbey’s capital ratio exceeds both the Basel Committee minimum risk asset ratio of 8% and the Financial Services Authority’s set minimum capital ratio for Abbey. Abbey recognises the additional security inherent in Tier 1 capital, and so also presents a Tier 1 to risk-weighted assets ratio (the ‘Tier 1 ratio’). An Equity Tier 1 ratio (i.e. Tier 1 excluding preference shares) is also presented.
Group capital

	2006	2005	2004
	£m	£m	£m

Balance sheet:
Distributable reserves and shareholders’ funds	3,612	3,853	5,004
Less: goodwill recognised	(90)	(171)	(1,069)

Core equity Tier 1	3,522	3,682	3,935
Tier 1 capital instruments	1,518	1,932	1,893

Total Tier 1 capital	5,040	5,614	5,828

Undated subordinated debt	2,076	2,641	2,604
Dated subordinated debt	2,423	2,620	2,204
Incurred but not observed provisions and other	169	85	177

Total Tier 2 capital	4,668	5,346	4,985
Less: supervisory deductions	(1,806)	(3,978)	(4,082)

Total regulatory capital	7,902	6,982	6,731

Business and Financial Review
Balance Sheet Business Review continued

	2006	2005	2004
	£m	£m	£m

Risk-weighted assets:
Personal Financial Services	62,942	55,972	55,373
Portfolio Business Unit	–	–	798

Total Abbey risk-weighted assets	62,942	55,972	56,171

Banking book	56,853	50,108	50,416
Trading book	6,089	5,864	5,755

Total Abbey risk-weighted assets	62,942	55,972	56,171

Capital ratios:

Risk asset ratio (%)	12.6	12.5	12.0
Tier 1 ratio (%)	8.0	10.0	10.4
Equity Tier 1 ratio (%)	5.6	6.6	7.0

Balance sheet
Tier 1 capital decreased by £574m to £5,040m, largely driven by the payment of a £207m ordinary dividend to Santander and the call and non-replacement of $450m preference shares. The decrease in Tier 2 capital of £678m was principally due to the calling and non-replacement of three subordinated debt issues in the year offset by an increase in “incurred but not observed” provisions. Supervisory deductions represent capital invested in non-banking businesses together with connected lending which is capital in nature. The movement in the year principally reflects the sale of the life insurance business partially offset by increases in connected lending. The 2004 figures were not restated for the change to IFRS as the change to IFRS was only implemented for UK capital adequacy reporting from the second quarter of 2005.
Risk-weighted assets (RWAs)
Risk-weighted assets increased by £7.0bn. This was principally the result of secured and unsecured loan growth, offset by two mortgage asset securitisation transactions in the year.
Off-Balance Sheet Arrangements
In the ordinary course of business, Abbey issues guarantees on behalf of customers. The significant types of guarantees are:

>	It is normal in the UK to issue cheque guarantee cards to current account customers holding chequebooks, as retailers do not generally accept cheques without such form of guarantee. The guarantee is not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The bank is liable to honour these cheques even where the customer doesn’t have sufficient funds in his account. Under IFRS, the bank’s guarantee liability is in theory the number of cheques written and deposited with retailers multiplied by the amount guaranteed per cheque, which can be between £50 and £100. Under US GAAP, the bank’s guarantee liability is in theory the number of cheques in issue multiplied by the amount guaranteed per cheque. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee. On this basis management have assessed the risk with respect to this guarantee as highly remote and consider the risk of loss as part of the provisioning requirement on bank accounts.
>	Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of Abbey’s customer. These are also included in the normal credit provisioning assessment alongside other forms of credit exposure.
>	Abbey, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries and businesses. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Appropriate provision is made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.
See Note 42 to the Consolidated Financial Statements for additional information regarding Abbey’s guarantees as well as its commitments and contingencies.
          In the ordinary course of business, Abbey also enters into securitisation transactions as described in Note 19 to the Consolidated Financial Statements. The Holmes securitisation vehicles are consolidated under IFRS. The mortgage assets continue to be administered by Abbey. The Holmes securitisation vehicles provide Abbey with an important source of stable long-term funding and also a regulatory capital benefit. Under US GAAP the vehicles are deconsolidated in accordance with SFAS 140 and an interest-only strip calculated. This is a US GAAP adjustment only and does not affect the way the vehicles or underlying assets are managed.
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

Business and Financial Review
Balance Sheet Business Review continued
Analysis of cash flow movements

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

Net cash (outflow) from operating activities	(13,086)	(7,255)	(5,039)
Net cash inflow from investing activities	12	2,034	4,151
Net cash (outflow)/inflow from financing activities	1,758	1,426	(1,497)

Decrease in cash and cash equivalents	(11,316)	(3,795)	(2,385)

2006 compared to 2005
Net cash movements decreased by £7,521m to a net cash outflow of £11,316m in 2006 as compared with a net cash outflow of £3,795m in 2005. The decrease was primarily due to a decrease in cash equivalents of £12,088m, driven by a decrease in trading debt securities with a maturity of less than three months and an increase in trading deposits at banks with a maturity of less than three months. The movements are due to Cater Allen International Limited trading activity, which can fluctuate depending on its short term trading strategy.
          Net cash flows from investing activities declined compared to 2005 due to a reduction in cash inflows on the disposal of subsidiaries, principally because 2005 included the proceeds from the sale of the Group’s entire portfolio of investment property, which was sold following the decision to stop investing in direct holdings of investment property.
          Net cash flows from financing activities declined compared to 2005 due to significant scheduled redemptions of loan capital in 2006 that were not replaced due to the receipt of cash as a result of the sale of the life insurance subsidiaries.
2005 compared to 2004
Net cash movements decreased by £1,410m to a net cash outflow of £3,795m in 2005 compared with a net cash outflow of £2,385m in 2004. The decrease was primarily due to a decrease in cash equivalents of £3,018m, driven by an increase in trading deposits at banks with a maturity of less than three months, partly offset by an increase in debt securities with a maturity of less than three months. The movements are due to an increase in Cater Allen International Limited trading activity, which was constrained in 2004 because of Abbey’s strategic decision to focus on the Personal Financial Services business and to reduce the operations of the Portfolio Business Unit business.
Sources of liquidity
Abbey has both wholesale and retail sources of funding and attracts them through a variety of entities. The retail sources primarily originate from the Retail Banking savings business. Although primarily callable, these funds provide a stable and predictable core of liquidity due to the nature of the retail accounts and the breadth of personal customer relationships.
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
          Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through the stand-alone bond markets. In addition Abbey utilises its euro and, separately, Securities and Exchange Commission-registered medium-term note programmes. The major debt issuance programmes managed by Abbey National Treasury Services plc on its own behalf, except for the US commercial paper programme which is managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey, are set forth below:

Programme	Outstanding at 31 December 2006	Markets issued in:

$15bn medium-term notes	$13.7bn	Europe
$7bn shelf programme	$2.5bn	United States
$4bn commercial paper	$1.8bn	Europe
$20bn commercial paper	$11.4bn	United States

Uses of liquidity
The principal uses of liquidity for Abbey are the funding of Retail Banking lending and investment securities, payment of interest expense, dividends paid to shareholders, and the repayment of debt. Abbey’s ability to pay dividends depends on a number of factors, including Abbey’s regulatory capital requirements, distributable reserves and financial performance.

Business and Financial Review
Balance Sheet Business Review continued
Contractual obligations
The amounts and maturities of contractual obligations in respect of deposits by banks, deposits by customers, and guarantees are described in Notes 30, 31 and 42 to the Consolidated Financial Statements. Other contractual obligations are:

	Payments due by period

		Less than	1-3	3-5	More than 5
	Total	1 year	years	years	years
	£m	£m	£m	£m	£m

Debt securities in issue	48,915	20,632	9,066	2,074	17,143
Other borrowed funds	1,655	247	–	–	1,408
Subordinated liabilities	5,020	–	362	349	4,309
Retirement benefit obligations	1,034	30	62	65	877
Operating lease obligations	1,245	114	199	190	742
Purchase obligations	86	61	25	–	–

Total	57,955	21,084	9,714	2,678	24,479

The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 30 and 31 of the Consolidated Financial Statements. Based on previous experience, it is Abbey’s expectation that the undated subordinated liabilities will continue to be outstanding for the foreseeable future. Abbey has entered into significant outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.
          Under current conditions, Abbey’s working capital is expected to be sufficient for its present requirements and to pursue its planned business strategies.
Interest rate sensitivity
Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest single administered rate items in the Abbey balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. Abbey is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by repricing separately the variable rate mortgages and variable rate retail deposits, subject to competitive pressures. Abbey also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Abbey manages the margin on fixed-rate products by the use of derivatives matching the fixed-rate profiles. The risk of prepayment is reduced by imposing early termination charges if the customers terminate their contracts early.
          Abbey seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the “Risk Management” section elsewhere in this Annual Report.

Business and Financial Review
Balance Sheet Business Review continued
Changes in net interest income – volume and rate analysis
The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended 31 December 2006, 2005 and 2004. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2006/2005			2005/2004

	Total	Changes due to		Total	Changes due to
	change	Increase / (decrease):		change	Increase / (decrease):

		Volume	Rate		Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest income
Loans and advances to banks
UK	(13)	(59)	46	(73)	(46)	(27)
Non-UK	(2)	(1)	(1)	4	5	(1)
Loans and advances to customers
UK	255	183	72	33	(12)	45
Non-UK	–	–	–	(57)	(70)	13
Debt securities
UK	–	–	–	(87)	(117)	30

Total interest income
UK	242	124	118	(127)	(175)	48
Non-UK	(2)	(1)	(1)	(53)	(65)	12

	240	123	117	(180)	(240)	60

Interest expense
Deposits by banks
UK	52	34	18	(201)	(208)	7
Non-UK	–	–	–	(10)	(10)	–
Deposits by customers – retail demand deposits
UK	140	85	55	418	381	37
Non-UK	14	9	5	(2)	(1)	(1)
Deposits by customers – retail time deposits
UK	(14)	(117)	103	(101)	(116)	15
Non-UK	(146)	(161)	15	27	32	(5)
Deposits by customers – wholesale deposits
UK	(47)	(44)	(3)	(58)	(88)	30
Non-UK	66	–	66	–	–	–
Bonds and medium-term notes
UK	(160)	(107)	(53)	31	(15)	46
Non-UK	262	–	262	–	–	–
Other debt securities in issue
UK	–	–	–	(148)	(148)	–
Non-UK	–	–	–	(101)	(101)	–
Loan capital and other subordinated liabilities
UK	(21)	(92)	71	186	110	76
Non-UK	11	3	8	35	–	35

Total interest expense
UK	(50)	(241)	191	127	(84)	211
Non-UK	207	(149)	356	(51)	(80)	29

	157	(390)	547	76	(164)	240

Net interest income	83	513	(430)	(256)	(76)	(180)

Business and Financial Review
Balance Sheet Business Review continued
Average balance sheet(3, 4)

	2006			2005			2004

	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks
UK	2,416	157	6.50	3,694	170	4.60	5,175	243	4.70
Non-UK	53	2	3.77	76	4	5.25	–	–	–
Loans and advances to customers(1)
UK	100,627	5,536	5.50	97,251	5,281	5.43	97,459	5,248	5.38
Non-UK	51	2	3.92	49	2	4.06	1,398	59	4.24
Debt securities UK	1	–	0.00	–	–	–	3,255	87	2.66

Total average interest-earning assets, interest income – banking	103,148	5,697	5.52	101,070	5,457	5.40	107,287	5,637	5.25

Provision for loan losses	(431)	–	–	(410)	–	–	(792)	–	–
Trading business	60,780	–	–	53,154	–	–	56,788	–	–
Assets designated at fair value through profit and loss	18,336	–	–	27,612	–	–	–	–	–
Non-interest-earning assets:
Long-term Life fund assets	–	–	–	–	–	–	27,307	–	–
Other	17,815	–	–	19,146	–	–	16,010	–	–

Total average assets	199,648			200,572			206,600

Non-UK assets as a % of total	0.05%			0.06%			0.68%

Liabilities
Deposits by banks
UK	(1,938)	(94)	4.85	(1,070)	(42)	3.93	(7,340)	(243)	3.32
Non-UK	–	–	–	–	–	–	(697)	(10)	1.48
Deposits by customers: retail demand(2)
UK	(54,529)	(1,930)	3.54	(52,083)	(1,790)	3.49	(40,761)	(1,372)	3.36
Non-UK	(1,490)	(39)	2.62	(1,092)	(25)	2.29	(1,152)	(27)	2.37
Deposits by customers: retail time(2)
UK	(6,089)	(341)	5.60	(9,076)	(355)	3.91	(12,177)	(456)	3.75
Non-UK	(1,144)	(64)	5.59	(4,875)	(210)	4.31	(4,149)	(183)	4.40
Deposits by customers: wholesale(2)
UK	(1,834)	(78)	4.25	(2,840)	(125)	4.40	(5,467)	(183)	3.35
Non-UK	(1,592)	(66)	4.15	(113)	–	–	–	–	–
Bonds and medium-term notes
UK	(21,649)	(1,007)	4.65	(23,847)	(1,167)	4.89	(24,165)	(1,136)	4.70
Non-UK	(5,579)	(262)	4.70	–	–	–	–	–	–
Other debt securities in issue
UK	–	–	–	–	–	–	(5,676)	(148)	2.61
Non-UK	–	–	–	–	–	–	(5,302)	(101)	1.91
Dated and undated loan capital and other subordinated liabilities
UK	(7,246)	(480)	6.62	(8,868)	(501)	5.65	(6,544)	(314)	4.79
Non-UK	(613)	(46)	7.50	(563)	(35)	6.21	–	–	–
Other interest-bearing liabilities – UK	–	–	–	–	–	–	(16)	(1)	5.87

Total average interest-bearing liabilities, interest expense – banking	(103,703)	(4,407)	4.25	(104,427)	(4,250)	4.09	(113,446)	(4,174)	3.68

Trading business	(56,062)	–	–	(43,775)	–	–	(44,129)	–	–
Liabilities designated at fair value through profit and loss	(8,500)	–	–	(8,153)	–	–	–	–	–
Non-interest-bearing liabilities:
Long term Life fund liabilities	–	–	–	–	–	–	(27,307)	–	–
Other	(28,292)	–	–	(42,070)	–	–	(17,117)	–	–
Shareholders’ funds	(3,091)	–	–	(2,147)	–	–	(4,601)	–	–

Total average liabilities and shareholders’ funds	(199,648)			(200,572)			(206,600)

Non-UK liabilities as a % of total	5.22%			3.31%			5.47%

Business and Financial Review
Balance Sheet Business Review continued

	2006			2005			2004

	Average		Average	Average			Average		Average
	balance	Interest	rate	balance	Interest	Average rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Interest income as a percentage of average interest-earning assets	–	–	5.52	–	–	5.40	–	–	5.25
Interest expense as a percentage of average interest-bearing liabilities	–	–	4.25	–	–	4.09	–	–	3.68
Interest spread	–	–	1.27	–	–	1.31	–	–	1.57
Net interest margin	–	–	1.25	–	–	1.17	–	–	1.36

(1)	Loans and advances to customers includes non-performing loans. See “Analysis of end-of-year provisions on loans and advances to customers” in the Risk Management section elsewhere in this Annual Report.
(2)	Demand deposits, time deposits and wholesale deposits are defined under “Deposits” above.
(3)	Abbey National Treasury Services plc prepares averages using average daily balances, whereas the remainder of Abbey uses month end averages. These averages are representative of the operations of Abbey.
(4)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2006 was 99.46% (2005: 96.78%, 2004: 94.57%).

Business and Financial Review
Risk Management
The Risk Management report contains audited financial information except where noted.
Introduction
Abbey’s risk management focuses on the major areas of credit risk, market risk, liquidity risk, insurance risk, operational risk, financial crime and residual value risk. Authority flows from the Abbey National plc Board of Directors to the Chief Executive and from him to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.
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
Audit and Risk Committee: this is a key Board committee. Its risk-control responsibilities include reviewing the effectiveness of risk controls and procedures including the identification, assessment and reporting of risks and the risk-governance structure and compliance with risk-control policies and procedures. It is the duty of the committee to review the effectiveness of the control mechanisms for the management of risk. It is not the responsibility of the committee to form a judgement about the acceptability or appropriateness of these risks. This remains the responsibility of the Board, and will be discharged through the Chief Executive.
Asset and Liability Management Committee: is established under the authority of the Chief Executive, comprising selected senior executives and supported by relevant experts. This committee is responsible for all matters relating to the balance sheet of the Group, specifically structural balance sheet risks, capital structure, funding and liquidity.
Risk Committee: this is a management committee established under the Chief Executive’s authority and comprises senior executives and the Chief Risk Officers. The committee will consult with the Chief Risk Officers and make recommendations to ensure that the Company’s risk matters are suitably managed and understood. The committee will provide any information requested by the Executive Committee that it might require enabling it to appropriately discharge its responsibilities. The Risk Committee also receives information from, and is notified of, key decisions made by the Risk Oversight Fora for the Retail Banking, Financial Markets (consisting of Financial Markets Risk Oversight Forum and Corporate Risk Oversight Forum) and Wealth Management businesses. Risks associated with Abbey’s life insurance businesses were overseen by the Risk Committee until their sale in 2006.
Chief Risk Officers: The Chief Risk Officers operate under authority delegated by the Chief Executive. The Chief Risk Officers are responsible for establishing and maintaining comprehensive, accurate and effective risk reporting, and clear systems of risks limits. They are also responsible for highlighting to management all matters relevant to understanding risks being taken and to setting risk appetite.

Business and Financial Review
Risk Management continued
Financial Instruments
By its nature the Group’s activities are principally related to the use of financial instruments including derivatives. The Group aims to lend monies predominately to retail borrowers at higher interest rates than fixed and floating rates paid for various periods on deposits from customers.
          The Group trades in financial instruments to manage the structural balance sheet exposures that arise from its banking activities, in accordance with Risk policies and the Asset and Liability Management Committee’s direction. The Group also trades in financial instruments where it takes positions in traded and over the counter instruments, including derivatives, to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates.
Risk Management
The financial risks affecting the Group have been addressed individually in the sections below. The risk exposure, measurement information and management policies are presented through the Group’s main operating segments being Retail Banking (including Group Infrastructure), Financial Markets, and Wealth Management. In addition, summarised information is also presented about the financial risks that faced the Life insurance businesses that were sold in 2006.
          The risk exposure and management information relating to the Retail Banking segment principally represents the holding company, Abbey. The other operating segments represent the rest of the Abbey subsidiaries. In total the operating segments present the risk exposure and management policies of the Group.
Significant concentrations of credit risk
During 2006, Abbey’s significant exposures to credit risk arose mainly in the residential mortgage portfolio and unsecured personal lending in Retail Banking and in Financial Markets. Residential mortgages, all of the assets of which are located in the UK, represented 53% (2005: 46%, 2004: 45%) of total assets at 31 December 2006. Although the Financial Markets operation is based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographic area. At 31 December 2006, 31% of Financial Markets’ credit exposures were to counterparties from the United States, and 42% were to counterparties from the UK. The remaining exposures were mainly to counterparties from Europe. Less than 5% of Financial Markets’ exposures were to countries that are not members of the Organisation for Economic Co-operation and Development (‘OECD’). Geographical exposures are governed by country limits. These are set according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its Gross Domestic Product and Abbey’s capital base.
Risk Management in Retail Banking
Credit risk
Credit risk is the risk that counterparties will not meet their financial obligations which may result in Abbey losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in Abbey’s loan and investment assets, and in derivative contracts.
Managing credit risk
This includes residential mortgages and secured lending, personal and business banking, and cahoot.
Residential Mortgages and secured lending. Abbey lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage asset are reviewed regularly to ensure they perform as expected.
          Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same high standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, loan-to-value ratio, borrower status and the mortgage credit score. A responsible approach to lending is taken to ensure borrowers do not borrow more than they can afford. For low-risk applicants this may include the use of self-certification of income.
          The majority of loans provided by Abbey are secured on UK properties. All properties must be permanent in construction; mobile homes are not generally acceptable. Abbey can provide a mortgage for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.
          Prior to granting any first mortgage loan on a property, Abbey has the property valued by an approved and qualified surveyor, who is often an Abbey employee. The valuation is based on set Abbey guidelines. Normally, in the case of additional lending, when the total loan remains below 90% loan-to-value, the original property value is subject to indexation and no further survey is carried out. If the loan exceeds 90% loan-to-value, a revaluation is carried out by a qualified surveyor.
          The maximum loan-to-value ratio is usually no more than 97% where the maximum loan is £250,000. Abbey typically charges a fee to customers where the loan-to-value ratio is 90.1% or higher. Higher loan to value ratios carry higher risk due to the increased likelihood of loss if the customer defaults and the property has to be taken into possession and sold.

Business and Financial Review
Risk Management continued
Mortgage credit quality

	31 December	31 December	31 December
	2006	2005	2004

Loan-to-value analysis:
New business
>90%	4%	4%	6%
75% – 90%	33%	29%	32%
<75%	63%	67%	62%
Average (at inception)	61%	60%	61%
Average loan-to-value of stock (indexed)	44%	45%	45%
New business profile:
First-time buyers	11%	14%	19%
Home movers	38%	37%	41%
Remortgagers	51%	49%	40%

Average earnings multiple	2.9	2.9	2.7

There has been no significant deterioration of quality over the year, with most credit quality indicators remaining similar to or better than those reported in 2005. In particular:

>	The average loan-to-value of new business has remained broadly level in 2006 at 61%.
>	The average loan-to-value of existing business has improved slightly to 44%.
>	Remortgage business is increasing as a proportion of Abbey’s new business in line with the overall market.
>	The proportion of new business written with a high loan-to-value (greater than 90%) has remained low.
Mortgage indemnity guarantee insurance and high loan-to-value fee
Mortgage indemnity guarantee insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance that generally exceeds 75% loan-to-value. The mortgage indemnity guarantee insurance arrangements for loans originated prior to 31 December 2001 for Abbey are as follows:

>	For loans originated prior to 1993, the credit risk on the amount of every mortgage advance over 75% of the valuation at origination is fully insured with third party insurance companies. The expected insurance recovery is factored into the provision for lending losses.
>	For loans originated between 1993 and 2001, Abbey obtained almost all of its mortgage indemnity guarantee insurance from its insurance captive subsidiary Carfax Insurance Limited (‘Carfax’). Cover on all such policies was commuted effective from 14 October 2005. Risk arising from the commutation of these policies is borne by Abbey.
          In the Consolidated Financial Statements, fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to “Net Interest Income” in the Income Statement using the Effective Interest Rate (’EIR’) method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset and includes all amounts paid or received by the Group that are an integral part of the overall return.
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
Mortgage arrears and repossessions. Debt Management Operations is responsible for all debt management initiatives on the secured portfolio for Retail Banking. Debt management strategies, which include negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.
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
          The following tables set forth information on UK residential mortgage arrears, and properties in possession, at 31 December 2006, 2005 and 2004 for Abbey compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’), as well as and the carrying amount of assets obtained as collateral.
Mortgage arrears

Abbey(1)(2)

(Percentage of
total mortgage
loans by number)

31 to 60 days in arrears
31 December 2004	1.37
31 December 2005	1.33
31 December 2006	1.19

61 to 90 days in arrears
31 December 2004	0.51
31 December 2005	0.51
31 December 2006	0.50

Business and Financial Review
Risk Management continued

	Abbey	CML(2)

	(Percentage of total mortgage loans by number)

3 months to 5 months in arrears
31 December 2004	0.45	0.47
31 December 2005	0.45	0.54
31 December 2006	0.42	0.50

6 months to 11 months in arrears
31 December 2004	0.14	0.23
31 December 2005	0.20	0.28
31 December 2006	0.17	0.27

12 months or more in arrears
31 December 2004	0.02	0.10
31 December 2005	0.03	0.12
31 December 2006	0.03	0.12

(1)	Abbey data is not readily available for arrears less than 31 days
(2)	Council of Mortgage Lenders data is not available for arrears less than 3 months

	Abbey	CML

Properties in possession	(Percentage of total mortgage loans by number)

31 December 2004	0.02	0.02
31 December 2005	0.04	0.04
31 December 2006	0.04	0.06

Carrying amount of assets obtained as collateral	£m

31 December 2004	19
31 December 2005	44
31 December 2006	43

Abbey’s non-performing loans as a proportion of total loans have reduced from 0.75% in 2005 to 0.64% at 31 December 2006.
Restructured loans
Loans have been restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for a period of six months. The carrying amounts of loans that would have been impaired if the terms had not been renegotiated at 31 December 2006 were £11m.
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
cahoot. The processes used to manage credit risks are similar to those in the rest of Retail Banking.
Personal Financial Services banking and unsecured personal loan arrears

	31 December	31 December	31 December
	2006	2005	2004
	£m	£m	£m

Total banking and unsecured personal loan arrears(1,2)	167	126	121
Total banking and unsecured personal loan asset	3,936	3,749	3,288
Banking and unsecured personal loan arrears as a % of asset	4.25%	3.4%	3.7%

(1)	Banking arrears are defined as customers whose borrowings exceed their overdraft by over £100.
(2)	Unsecured personal loan and credit card arrears are defined as the balances of accounts that are three or more months in arrears (> 4 instalments).
Unsecured arrears have increased in 2006 in line with industry experience.
Abbey Business
Business Banking provides a limited range of products to assist with the finance requirements of businesses including overdrafts. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of probability of default and loss given default data, and the use of credit scoring. Business Banking operates within policies and authority levels approved by the Chief Risk Officer, Retail. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks.

Business and Financial Review
Risk Management continued
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
Provisions on loans and advances to customers
Abbey’s provisioning policy complies with IFRS. The charge for provisions on loans and advances to customers adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans. A proportion of Abbey’s provisions on loans and advances to customers relate to loans and advances secured either by a first charge on residential property in the UK, or by other appropriate security depending on the nature of the loan.
          Abbey’s provisioning policy is as follows. Further information is set out in the Accounting Policies in the Consolidated Financial Statements:

>	Observed provision – an observed provision is established for all past due loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques developed on previous experience and on management judgement of economic conditions. These techniques estimate the propensity of loans to go to write off and as a separate exercise, the loss incurred on written off debt is monitored. For advances secured on residential property the propensity of loans to reach repossession is determined, with repossessed properties assessed on an individual basis through the use of external valuation, anticipated disposal costs and the current exposure.
>	Incurred but not yet observed provision – an incurred but not yet observed provision is made against loans, which have not missed a payment but are known from past experience to have deteriorated since the initial decision to lend was made. Based on historical evidence, the number of accounts likely to default in the future as a result of events present at the balance sheet date are identified through use of statistical techniques. From 1 January 2005, these statistical techniques were expanded and enhanced. In particular, further detailed examination is now performed on the losses that emerge over a defined period of time after the reporting date called the emergence period. This period is determined to ensure that only those accounts which have credit deterioration at the reporting date are captured and excludes accounts which will suffer credit deterioration after the reporting period. The emergence period is three months for unsecured lending and twelve months for secured lending. The provision methodology outlined for observed provisions is then applied to accounts identified as impaired in the performing portfolios.
>	Amounts written off – Unsecured loans are written off when all internal avenues of collecting the debt have failed and the debt is passed onto external collection agencies. On secured loans, the write off takes place on ultimate realisation of collateral value, or from claiming on any mortgage indemnity guarantee or other insurance. All write offs are on a case by case basis, taking account of the exposure at the date of write off, after accounting for the value from any collateral or insurance held against the loan. The write-off policy is regularly reviewed to assist in determining the adequacy of provisions.
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
Analysis of end-of-year provisions on loans and advances to customers

	2006	2005	2004
	£m	£m	£m

Observed provision
Advances secured on residential properties – UK	45	21	9
Other secured advances – UK	75	126	148
Unsecured personal advances – UK	242	158	133
Corporate advances – UK	–	–	67

Total observed provisions	362	305	357

Incurred but not yet observed provision
Advances secured on residential properties – UK	60	35	58
Other secured advances – UK	3	–	3
Unsecured personal advances – UK	111	54	35
Corporate advances – UK	–	–	14

Total incurred but not yet observed provisions	174	89	110

Total provisions	536	394	467

Business and Financial Review
Risk Management continued
The table below for 2003 and 2002 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.
(The following table contains unaudited information).

	2003	2002
	£m	£m

Specific
Advances secured on residential properties – UK	8	24
Other secured advances – UK	36	42
Unsecured personal advances – UK	171	124
Corporate advances – UK	161	204
Advances secured on residential properties – non-UK	17	26
Other secured advances – non-UK	26	34
Unsecured personal advances – non-UK	4	4

Total specific provisions	423	458

General
Advances secured on residential properties – UK	165	165
Other secured advances – UK	58	19
Unsecured personal advances – UK	32	32
Corporate advances – UK	173	56
Advances secured on residential properties – non-UK	12	9
Other secured advances – non-UK	2	4
Unsecured personal advances – non-UK	–	3

Total general provisions	442	288

Total provisions	865	746

Movements in provisions for impairment losses on loans and advances

	2006	2005	2004
	£m	£m	£m

Provisions at 31 December	394	467	–
IFRS reclassifications	–	(40)	–
Provisions at the 1 January	394	427	865
Disposal of subsidiary undertakings	–	–	(70)

	394	427	795
Amounts written off
Advances secured on residential properties – UK	(11)	(5)	(2)
Other secured advances – UK	(27)	(36)	(39)
Unsecured personal advances – UK	(205)	(247)	(136)
Corporate advances – UK	–	–	(144)

	(243)	(288)	(321)
Advances secured on residential properties – non-UK	–	–	(2)
Other secured advances – non-UK	–	–	(2)

Total amounts written off	(243)	(288)	(325)

Observed provisions charged against profit
Advances secured on residential properties – UK	35	12	3
Other secured advances – UK	(25)	11	155
Unsecured personal advances – UK	289	221	98
Corporate advances – UK	–	–	71

	299	244	327

Advances secured on residential properties – non-UK	–	(3)	(1)
Unsecured personal advances – non-UK	–	–	1

Total observed provisions charged against profit	299	241	327

Incurred but not yet observed provisions charged against profit	86	14	(330)

Total provisions charged against profit (including discontinued operations)	385	255	(3)

Provisions at the end of the year	536	394	467

IFRS reclassifications related primarily to provisions on certain corporate loans in the Portfolio Business Unit segment.
Recoveries

	2006	2005	2004
	£m	£m	£m

Advances secured on residential properties – UK	2	3	16
Other secured advances – UK	7	7	8
Unsecured personal advances – UK	32	27	28

Total amount recovered	41	37	52

Business and Financial Review
Risk Management continued
The table below for 2003 and 2002 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.
(The following table contains unaudited information).

	2003	2002
	£m	£m

Provisions at the beginning of the year	746	498
Acquisition of subsidiary undertakings	–	8
Disposal of subsidiary undertakings	(94)	(1)

	652	505
Amounts written off
Advances secured on residential properties – UK	(16)	(27)
Other secured advances – UK	(45)	(33)
Unsecured personal advances – UK	(148)	(335)
Corporate advances – UK	(80)	–

	(289)	(395)
Advances secured on residential properties – non-UK	(10)	–
Other secured advances – non-UK	(10)	–
Unsecured personal advances – non-UK	–	(1)

Total amounts written off	(309)	(396)

Recoveries
Advances secured on residential properties – UK	4	4
Other secured advances – UK	–	3
Unsecured personal advances – UK	38	89

	42	96

Advances secured on residential properties – non-UK	–	5
Other secured advances – non-UK	–	6

Total amount recovered	42	107

Specific provisions charged against profit
Advances secured on residential properties – UK	5	1
Other secured advances – UK	52	25
Unsecured personal advances – UK	205	219
Corporate advances – UK	36	207

	298	452

Advances secured on residential properties – non-UK	4	2
Other secured advances – non-UK	–	(1)
Unsecured personal advances – non-UK	–	1

Total specific provisions charged against profit	302	454

General provisions charged against profit	172	60

Total provisions charged against profit	474	514

Exchange and other adjustments	6	16

Provisions at the end of the year	865	746

Group non-performing loans and advances

	2006	2005	2004
	£m	£m	£m

Accruing loans and advances on which specific provision made	375	314	297
Accruing loans and advances 90 days overdue on which no specific provision made – past due but not impaired	451	568	844

Total non-performing loans and advances(1)	826	882	1,141

	%	%	%

Non-performing loans and advances as a percentage of loans and advances to customers(2)	0.64	0.74	1.04
Provision as a percentage of total non-performing loans and advances	64.89	44.67	40.93

(1) All non-performing loans are UK
(2) Loans and advances to customers includes trading assets and excludes finance leases
In 2006, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) decreased from 0.75% to 0.65%. This reflects the continuing strength of the credit quality of Abbey’s loans, particularly on the secured mortgages. Provisions as a percentage of total non-performing loans and advances have increased from 44.67% to 64.27% in 2006, which is a reflection of the change in macro-economic factors such as interest rate rises.
          In 2005, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) decreased from 1.04% to 0.75%. This was due to the sale of the majority of Financial Markets’s wholesale lending book and to the run down of the Motor and Litigation businesses. Provisions as a percentage of total non-performing loans and advances have increased from 40.93% to 44.67% in 2005. This movement is attributable to the sale of the majority of Financial Markets’s wholesale lending book. In 2004 Financial Markets had only provided £81m against non-performing lending for Financial Markets of £372m. In 2005, Financial Markets’s provision and non-performing lending balances were nil.

Business and Financial Review
Risk Management continued
          The table below for 2003 and 2002 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.
(The following table contains unaudited information).

	2003	2002
	£m	£m

Accruing loans and advances on which a proportion of interest has been suspended and / or on which specific provision has been made:
UK	1,531	515
Non-UK	101	154

	1,632	669

Accruing loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made:
UK	1,110	1,364
Non-UK	4	22

	1,114	1,386

Non-accruing loans and advances:
Non-UK	30	22

	30	22

Total non-performing loans and advances:
UK	2,641	1,879
Non-UK	135	198

	2,776	2,077

	%	%

Non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases	3.25	2.36
Provision as a percentage of total non-performing loans and advances	31.15	35.92

Retail Banking estimated exposure
The following table presents the amount that best represents Retail Banking’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2006	2005
	£m	£m

Loans and advances to customers	103,249	95,230
Financial assets designated at fair value	66	790
Other	773	517

Third party exposures	104,088	96,537

In managing the gross exposures, Retail Banking uses the policies and procedures described above. Collateral is also held in the form of security over the mortgaged property. The estimated maximum exposure to credit risk in respect of guarantees granted is described in Note 42 to the Consolidated Financial Statements on page 122.
Market risk
Market risk is the potential for loss of income or decrease in the value of net assets caused by movements in the levels and prices of financial instruments.
          Abbey accepts that market risk arises from the full range of activities. Abbey actively manages and controls market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Risk Officer, Wholesale on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risks limits and mandates are established within the context of the Market Risk Manual. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Chief Risk Officer, Wholesale ensures that risk-taking and risk control occur within the framework prescribed by the Manual. The Risk function also provides oversight of all risk-taking activities through a rigorous process of regular reviews.
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
Non-trading market risks
In the Retail Banking business (including Group Infrastructure), market risks arise through the provision of retail and other banking products and services, as well as structural exposures arising in Abbey’s balance sheet. These risks impact Abbey’s current earnings and economic value.

Business and Financial Review
Risk Management continued
          The most significant market risk in the Retail Banking business (including Group Infrastructure) is yield curve risk, which arises from the timing mismatch in the repricing of fixed and variable rate assets, liabilities and off-balance sheet positions, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Abbey is also exposed to risks arising from features in retail products that give customers the right to alter the expected cashflows of a financial contract. This creates product launch risk, for example where the customers may not take up the expected volume of new fixed rate mortgages or other loans, and prepayment risk, for example where customers may prepay loans before their contractual maturity.
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
Managing non-trading market risks
Most non-trading market risks are transferred from the originating business to Financial Markets. Risks not transferred are managed within a series of market risk mandates, which set limits on the extent of market risk that may be retained. These limits are defined in terms of nominal amounts, sensitivity, earnings-at-risk or value-at-risk.
          The Asset and Liability Management Committee is responsible for managing Abbey’s overall non-trading position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using interest rate swaps that are transacted through Financial Markets. The Treasurer is responsible for managing risks in accordance with the Asset and Liability Management Committee’s direction. Risks are managed within limits approved either by the Chief Risk Officer, Wholesale or Santander’s Board Risk Committee. The key risk limits relate to yield curve risk. They are:

>	Net Interest Margin (NIM) sensitivity: the sensitivity of annual net interest margin to an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.
>	Market Value of Equity (MVE) sensitivity: the sensitivity of the net present value of interest rate sensitive positions from an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.
These two measures provide complementary views of potential losses from interest rate movements. Market Value of Equity sensitivity provides a long-term view covering the present value of all future cashflows, whereas Net Interest Margin sensitivity considers only the impact on net interest margin over the next year. Calculation of these two measures requires modelling of expected customer and other behaviours. These models are regularly reviewed and backtested.
The following table shows the results of these measures as at 31 December 2006 and 2005:

	2006	2005
	£m	£m

Net interest margin sensitivity (100 basis points adverse parallel shock)	(4)	(63)
Market value of equity sensitivity (100 basis points adverse parallel shock)	(139)	(298)

Within the Abbey National Treasury Services group, non-trading interest rate risk arises in Porterbrook. This exposure is managed by the Asset and Liability Management Committee as part of the overall non-trading interest rate risk position.
Derivatives
Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement which require no or little initial net investment and are settled at a future date.
          They include interest rate, cross-currency and equity related swaps, forward rate agreements, futures, caps, floors, options and swaptions (see table below). Derivatives are used for trading and economic hedging purposes. These terms are defined in “Accounting policies – Derivatives”.
          All derivatives are required to be classified as held for trading and held at fair value through profit or loss. Derivatives are held for trading or for risk management purposes. Abbey chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.
Derivatives held for risk management purposes
The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge certain of Abbey’s exposures, including fixed-rate lending and structured savings products within the Retail Banking segment and medium-term note issuances, capital issuances and other capital markets funding.
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
          The following table summarises non-trading activities undertaken by Abbey, the related risks associated with such activities and the types of hedging derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 15 of the Consolidated Financial Statements.

Business and Financial Review
Risk Management continued

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non- interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.

Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1) A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.
Liquidity risk
Retail Banking’s liquidity risk is managed by Financial Markets. For a discussion of how liquidity risk is managed, refer to the Liquidity Risk discussion in the ’Risk Management in Financial Markets’ section below.
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
Risk Management in Financial Markets
Credit risk
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Financial Markets losing the monies lent or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Financial Markets making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
The Risk Committee has established a set of risk appetite limits to cover different types of risk, including credit risk, arising in Financial Markets. Abbey’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that Abbey is willing to sustain over a one year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is required by the Credit Approvals Committee (a specific committee established under the authority of the Chief Executive) for any transaction that falls outside the mandates.

Business and Financial Review
Risk Management continued
          Analysis of credit exposures and credit risk trends are provided to the Financial Markets Risk Oversight Forum each month, and key issues escalated to the Risk Committee as required. Large Exposures (as defined by the Financial Services Authority) are reported quarterly to the Risk Committee and the Financial Services Authority.
          Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 95% statistical confidence level and adding this value to the current value. The resulting “loan equivalent” or credit risk is then included against credit limits, along with other non-derivative exposures.
          In addition, there is a policy framework to enable the collateralisation of derivative instruments including swaps. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral is determined by management’s credit evaluation of the counterparty.
Credit Risk Mitigation
(i) Netting arrangements
The Group restricts its credit risk by entering into transactions under industry standard agreements which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. Derivatives, repurchase and reverse repurchase transactions, stock borrowing / lending transactions and securities financing transactions are governed by industry standard agreements that facilitate netting.
(ii) Collateralisation
The Group also mitigates its credit risk to counterparties with which it transacts significant amounts of derivatives through collateralisation, using industry standard collateral agreements. Under these agreements, net derivative exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with Financial Markets’ collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated in a realistic time frame when a counterparty defaults. Cash collateral in respect of derivatives held at the year end was £168.5m. Collateral obtained during the year in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.
Using the credit risk methodologies explained above, exposure stands at £39,426m at 31 December 2006 (2005: £37,899m). The table below analyses the net exposure by credit rating of the issuer or counterparty:

	2006	2005
	£m	£m

AAA	7,417	3,961
AA	18,637	22,568
A	11,023	8,774
BBB	2,230	2,437
BB	109	146
B	10	13

Total	39,426	37,899

In the securities financing businesses, credit risk arises on both assets and liabilities and on both on and off balance sheet transactions. Consequently, the above credit risk exposure arises not only from the on balance sheet assets, the gross value of which is detailed below, but also from a portfolio of securities financing trades classified as liabilities and off balance sheet assets.
          The following table presents the amount that best represents Financial Markets’ estimated maximum exposure to counterparties at the reporting date without taking account of any collateral held or other credit enhancements:

	2006	2005
	£m	£m

Trading assets	35,751	34,671
Purchase and resale agreements	26,562	23,578
Derivatives	8,213	12,212
Other	12,809	4,366

Third party exposures	83,335	74,827

Market risk
As discussed above in the Retail Banking section, market risk-taking is performed within the framework established by the Market Risk Manual. A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from funding and trading activities. Exposure to equity markets is generated by the creation and risk management of structured products by Financial Markets for the Personal Financial Services market and trading activities. Credit spread exposure arises from credit risk management and trading activities within Financial Markets.

Business and Financial Review
Risk Management continued
Managing market risk
Non-trading market risks arise in Cater Allen Private Bank, First National Motor Finance and the Abbey National International Group, as well as in Social Housing activities on the Abbey National Treasury Services plc (‘ANTS’) balance sheet. These risks are managed within specific mandates to ensure the risks remain immaterial. Within the ANTS group, market risks also arise in Porterbrook and from capital markets funding activities.
          For trading activities the primary risk exposures for Financial Markets are interest rate, equity, credit spread and residual exposure to property indices. Interest Rate risks are managed via interest rate swaps, futures and options (caps, floors and swaptions). Equity risks are managed via equity stock, index futures, options and structured equity derivatives. Credit-spread risks are managed via credit derivatives (credit default swaps, total return swaps). Property Index risk is managed via insurance contracts and property derivatives.
          To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors is assigned to one of these categories. Abbey considers two categories:
Short-term liquid market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Financial Markets.
Structural market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the portfolio or product. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer time horizon. Examples of structural market risk include the exposures arising out of the uncertainty of business volumes from the launch of fixed-rate and structured retail products, or from the provision of hedging against such risks, structural balance sheet exposures managed by the Asset and Liability Management Committee and unexpected customer prepayments of mortgages.
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
          Trading risk exposure arises only in the ANTS group. The majority of trading risk exposure arises in ANTS, in Cater Allen International Limited and Abbey National Securities Inc.
          The following table shows the value at risk-based consolidated exposures for the major risk classes as at 31 December 2006, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.
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

	Actual Exposure at 31 December

	2006	2005	2004
	£m	£m	£m

Group trading instruments
Interest rate risks(1)	2.9	3.4	4.8
Equity risks	2.9	2.7	5.0
Spread risks	0.7	2.1	1.5
Other risks(2)	0.5	0.1	0.3

Correlation offsets(3)	(1.6)	(1.6)	(2.2)

Total correlated one-day Value at Risk	5.4	6.7	9.4

Business and Financial Review
Risk Management continued

	Exposure for the year ended 31 December

	Average exposure			Highest exposure			Lowest exposure

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Group trading instruments
Interest rate risks (1)	3.3	4.1	4.3	4.5	5.2	7.1	2.7	3.4	2.8
Equity risks	2.7	3.5	3.3	3.9	5.2	5.6	2.0	2.0	1.3
Spread risks	1.6	1.7	1.8	2.3	2.1	2.4	0.7	1.4	1.1
Other risks(2)	0.4	0.1	0.2	0.8	0.4	0.4	0.1	–	–

Correlation offsets (3)	(1.7)	(1.8)	(1.8)	–	–	–	–	–	–

Total correlated one-day Value at Risk	6.3	7.6	7.8	7.4	9.9	10.5	5.1	5.6	4.8

(1)	Interest rate risks include property index risk.
(2)	Other risks include foreign exchange risk.
(3)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.
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
          Abbey views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. A comprehensive management and monitoring process, and a series of liquidity limits within which liquidity is managed, underpin these elements. For example, as excessive concentration in either liquid assets or contractual liabilities contributes to potential liquidity risk, appropriate limits have been defined under the Liquidity Risk Appetite. Management also monitors Abbey’s compliance with the Sterling Stock Liquidity limits set by the Financial Services Authority, which focus on ensuring that sterling cash liabilities due five days in advance can be met by realising liquid assets, with any excesses being reported to the Risk Committee and the Board. In addition to such limits, liquidity ratios also have trigger-review levels that require the Treasurer, Head of Asset and Liability Management, and Chief Risk Officer, Wholesale to initiate appropriate reviews of current exposure when such levels are exceeded.
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
          While Abbey’s liquidity risk is consolidated and primarily controlled at the Abbey National Treasury Services plc company level, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises. Management recognises that while the liquidity approach developed pursuant to the Liquidity Risk Manual is designed to reduce the likelihood of significant liquidity issues arising, the possibility of such events cannot be eliminated. Consequently, Abbey also operates a Liquidity Contingency Plan to manage and co-ordinate any actions that are required in order to mitigate the effects of a liquidity shortfall. The Liquidity Contingency Plan defines the circumstances under which the plan is activated, the management framework and notification procedures, and the key roles and responsibilities during the operation of the plan.
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
          To be effective, the management of liquidity in a crisis must be timely, proactive and flexible enough to respond to a variety of different circumstances. The management structure for the Liquidity Contingency Plan, which is structured around a small team of individuals with the authority to agree, co-ordinate and implement actions that will control a volatile, dynamic situation, has two key elements:

>	the Treasurer, Head of Asset and Liability Management, is responsible for the rapid assessment of the implications of a sudden, unexpected event on the day-to-day liquidity of Abbey, and for the decision to activate the Liquidity Contingency Plan; and
>	the liquidity crisis management team, under the chairmanship of the Executive Director, Finance, Markets and Human Resources, is the decision-making authority in the event of a liquidity crisis, and is responsible for implementing the Liquidity Contingency Plan.

Business and Financial Review
Risk Management continued
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
Securitisation of assets
Through our residential mortgage backed securitisation programme we provide securitised mortgage products to a diverse investor base. There is little liquidity risk related to asset securitisations as the repayment of the securitised notes issued is financed by the expected maturity or repayment of the underlying securitised asset, which is recognised in the Liquidity Risk Manual. It is likely that securitisations will represent a greater proportion of our overall funding in 2007 and 2008 than in 2006.
Maturities of financial liabilities
The table below analyses the financial liabilities of the Group into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. Deposits by customers are largely made up of Retail Deposits. In particular the ‘Demand’ grouping includes current accounts and other variable rate savings products. The ‘Up to 3 months’ grouping largely constitutes wholesale funding of wholesale assets of a similar maturity.

	Group

At 31 December 2006	Demand	Up to 3	3-12	1-5	Over 5	Total
		months	months	years	years
	£m	£m	£m	£m	£m	£m

Deposits by banks	102	6,554	–	–	–	6,656
Deposits by customers	57,009	5,569	2,279	1,267	395	66,519
Derivative financial instruments	182	146	587	3,720	14,213	18,848
Trading liabilities	11,397	37,456	6,831	1,999	7	57,690
Financial liabilities designated at fair value	45	511	2,348	4,538	887	8,329
Debt securities in issue	–	5,707	828	5,840	16,703	29,078
Other borrowed funds	–	–	255	–	1,335	1,590
Subordinated liabilities	–	–	–	710	3,995	4,705

Total financial liabilities	68,735	55,943	13,128	18,074	37,535	193,415

	Company

At 31 December 2006	Demand	Up to 3	3-12	1-5	Over 5	Total
		months	months	years	years
	£m	£m	£m	£m	£m	£m

Deposits by banks	36,374	376	272	20,385	3,716	61,123
Deposits by customers	55,765	3,944	1,617	4,060	14,718	80,104
Derivative financial instruments	–	–	–	92	1,742	1,834
Debt securities in issue	–	–	4	–	–	4
Other borrowed funds	–	–	255	–	830	1,085
Subordinated liabilities	–	–	–	710	4,511	5,221

Total financial liabilities	92,139	4,320	2,148	25,247	25,517	149,371

Business and Financial Review
Risk Management continued

	Group

At 31 December 2005	Demand	Up to 3	3-12	1-5	Over 5	Total
		months	months	years	years
	£m	£m	£m	£m	£m	£m

Deposits by banks	845	4,767	3	–	2	5,617
Deposits by customers	48,243	14,288	2,464	546	348	65,889
Derivative financial instruments	–	178	677	4,473	15,293	20,621
Trading liabilities	1,257	35,738	5,205	8,129	5,307	55,636
Financial liabilities designated at fair value	536	118	1,842	4,623	683	7,802
Debt securities in issue	879	–	1,274	7,964	10,961	21,078
Other borrowed funds	–	274	–	–	1,719	1,993
Subordinated liabilities	–	–	101	368	5,374	5,843
Investment contract liabilities	3,306	–	–	–	–	3,306

Total financial liabilities	55,066	55,363	11,566	26,103	39,687	187,785

	Company

At 31 December 2005	Demand	Up to 3	3-12	1-5	Over 5	Total
		months	months	years	years
	£m	£m	£m	£m	£m	£m

Deposits by banks	22,813	270	182	25,000	2	48,267
Deposits by customers	59,079	5,456	1,017	2,047	11,689	79,288
Derivative financial instruments	–	–	–	258	932	1,190
Debt securities in issue	–	–	–	4	–	4
Other borrowed funds	–	274	–	–	1,121	1,395
Subordinated liabilities	–	–	101	368	5,589	6,058

Total financial liabilities	81,892	6,000	1,300	27,677	19,333	136,202

Derivatives held for Trading Purposes
Financial Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities, Financial Markets’ objectives are to gain value by:

>	marketing derivatives to end users and hedging the resulting exposures efficiently; and
>	the management of trading exposure reflected on the Group’s balance sheet.
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
          At 31 December 2006, the total notional amounts of protection purchased and sold by the trading business were £18.7bn and £15.3bn, respectively. The mismatch between notional amounts is largely attributable to Abbey using credit derivative transactions hedged with securities positions. The majority of positions are matched. Consequently, the amount of retained credit risk contributed by the credit derivatives trading activity is small in the context of Abbey’s overall credit exposures.
Residual value risk
Residual value risk occurs when the value of a physical asset at the end of an operating lease potentially may be less than that required to achieve the anticipated return from the transaction. Managing residual value risk in Financial Markets relates to trains and related rail assets managed by Porterbrook. An assessment of the revised residual value risk is undertaken each time a new lease is written or an existing lease renewed and extended. In addition an impairment review of the entire fleet is undertaken every six months, with impairment provisions being raised where appropriate.
          Residual value risk is controlled through business area mandates, asset specific policies and delegated authorities agreed by the Risk Committee. In addition, impairment reviews are independently reviewed and signed-off by Abbey’s Risk Division, whilst Porterbrook also make a half-yearly presentation covering all types of risk (including residual value risk) to the relevant Abbey business area risk oversight forum.
Risk Management in Wealth Management
Credit risk
Cater Allen provides a limited range of products to assist with the finance requirements of individuals and businesses. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of credit scoring and credit ratings. Cater Allen operates within policies and authority levels approved by the Chief Risk Officer, Wholesale. Cater Allen has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks.

Business and Financial Review
Risk Management continued
Cater Allen estimated exposure
The following table presents the amount that best represents Cater Allen’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2006	2005
	£m	£m

Loans and advances to customers	4.1	4.2
Other	0.3	0.3

Third party exposures	4.4	4.5

Abbey International
Abbey International’s office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro. There is no credit risk associated in taking deposits but there is market risk, which stems from:

>	adverse movements in interest rates where the interest paid to the depositor is higher that the market rate. The most significant market risk is yield curve risk. This yield curve risk mitigated by re-pricing variable rate deposits; and
>	currency risk emanating from taking deposits in non-sterling currencies such as US dollars and euro. This is hedged through forward foreign exchange contracts and cross currency and foreign exchange swaps.
James Hay
James Hay provides and offers administration services for self-invested personal pension schemes and the WRAP portfolio management product. It services are provided to end customers mainly via independent financial advisers and branded financial service providers. There is no credit risk associated with this type of service.
Abbey Sharedealing
Abbey Sharedealing provides a direct share dealing service to customers. It is part of the Wealth Management division of the Group and provides a share-trading platform for cahoot. Customers buy and sell shares on their account with the help of the dealers at Abbey Sharedealing. No advice is provided and all trades are on an execution only basis. As such there is no credit risk associated with this type of activity.
Liquidity risk
Wealth Management’s liquidity risk is managed by Financial Markets. For a discussion of how liquidity risk is managed, refer to the liquidity risk section on page 50.
Market risk
As discussed above in the Retail Banking section on page 45, market risk-taking is performed within the framework established by the Market Risk Manual.
          Market risk arises from exposures to changes in the levels of interest rates, foreign exchange rates and equity markets. Market risk arises through the provision of retail and other banking products and services, as well as structural exposures arising in the balance sheet of the entities in the Wealth Management Division.
Managing market risk
Market risks in the Wealth Management Division are substantially transferred from the original business to Financial Markets. Risks not transferred are managed within a series of market risk mandates, which set limits on the extent of market risk that may be retained. These limits are defined in terms of nominal amounts, sensitivity, earnings-at-risk or value-at-risk.
          Market Risk from non-trading activities is discussed in the Retail Banking section on pages 45 and 46.
Risk Management in the Sold Life Businesses
Abbey sold its entire life insurance businesses during 2006. The disclosures below relate to those businesses.
Management of insurance and financial risk
The Sold Life Businesses issued contracts that transferred insurance risk or financial risk or both. This section summarises these risks and the way the businesses managed them.
          The Sold Life Businesses Risk Manual supported the Abbey Risk Framework and Risk Appetite Statement by defining at a more detailed level the measurement, management and governance for life insurance businesses risks. Under this manual, a series of risk policy documents covered individual risk types within the Sold Life Businesses.

Business and Financial Review
Risk Management continued
Insurance risk
Insurance risk is the possibility under any one insurance contract that the insured event occurs and the uncertainty of the amount of the resulting claim. The Group controlled insurance risk through prudent application of actuarial modelling, reserving, underwriting and asset-liability management processes. In addition, the exposure of the Sold Life Businesses to movements in equity markets was limited by the use of derivative backed hedges within the with profits funds. For unit-linked contracts invested in equities, the investment risk was borne entirely by the contract holders.
Financial Instrument Risk
The Sold Life Businesses were exposed to financial risk through their financial assets, financial liabilities (investment contracts and borrowings), reinsurance assets and insurance liabilities. The key financial risk was that the proceeds from their financial assets are not sufficient to fund the obligations arising from its insurance and investment contracts as they fell due. The most important components of this financial risk were market risk, credit risk and liquidity risk, as outlined below.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices and comprises three types of risk: interest rate risk, price risk and currency risk. These risks impacted on the Sold Life Businesses depending on the nature of the contracts.
The Sold Life Businesses managed market risk arising from embedded guarantees through the use of derivative backed hedges. Other methods the Sold Life Businesses used for mitigating market risk included holding assets in the same currency denomination as the liabilities of foreign subsidiaries and asset-liability matching.
Credit risk
The Sold Life Businesses had exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. They structured the levels of credit risk they accepted by placing limits on their exposure to a single counterparty, or groups of counterparties. Such risks were monitored daily and were subject to frequent review.
Liquidity risk
The Sold Life Businesses managed liquidity risk through clearly articulated Liquidity Risk Policy, Investment Guidelines and Treasury Management Guidelines, requiring daily monitoring of liquidity. The Liquidity Risk Policy had the objective of ensuring low probability of loss due to liquidity risk events, documentation of systems and controls for cost-efficient control of liquidity risk.

Report of the Directors
Directors
Board of Directors
As at 31 December 2006
Chairman
Lord Burns
Lord Burns (age 63) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Glas Cymru Cyfyngedig (Welsh Water), Chairman of Marks and Spencer Group plc and a Non-Executive Director of Pearson plc and Banco Santander Central Hispano, S.A. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, President of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society.
          He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. Until recently, he was a Non-Executive Director of British Land plc (2000-2005) and Legal & General Group plc (1991-2001). He was Chairman of the National Lottery Commission (2000-2001).
Executive directors
António Horta-Osório
Chief Executive
António Horta-Osório (age 43) was appointed Chief Executive on 21 August 2006. He was a Non-Executive Director of Abbey from 1 December 2004 until his appointment as Chief Executive. He joined Abbey from Banco Santander Totta in Portugal where he was Chief Executive Officer. He is also Executive Vice President of Banco Santander Central Hispano, S.A. and a member of its management committee as well as Non-Executive Chairman of Banco Santander Totta. He was previously Chief Executive Officer of Banco Santander Brasil.
          António started his career at Citibank Portugal, where he was head of Capital Markets and at the same time was an assistant professor at the Universidade Católica Portuguesa. He then worked for Goldman Sachs in New York and London, focusing on corporate finance activities in Portugal and, in 1993, joined Santander as Chief Executive Officer of Banco Santander de Negócios Portugal. He is a graduate in Management and Business Administration at Universidade Católica Portuguesa, has an MBA from INSEAD, where he was awarded the Henry Ford II Prize, and an AMP from Harvard Business School.
Miguel Bragança
Executive Director, Retail Products and Marketing
Miguel Bragança (age 40) was appointed Executive Director, Retail Products and Marketing on 26 September 2006. He is responsible for product management, marketing communication and customer relationship management. Miguel was previously a member of the Board and Executive Committee of Banco Santander Totta in Portugal, with responsibility for Finance, Products and Marketing.
          Miguel joined the Santander Group in 1993, participating in the launch of Banco Santander de Negócios Portugal. Between 1996 and 2000, he was co-head of Santander Investment Brazil and Vice-Chairman of the Board of Banco Santander Brazil. Miguel started his career at Citibank Portugal in 1989, becoming a Resident Vice-President. He is a graduate in Management and Business Administration at Universidade Católica Portuguesa and holds an MBA from INSEAD.
Nathan Bostock
Executive Director, Finance, Markets and Human Resources
Nathan Bostock (age 46) was appointed Executive Director, Finance and Markets on 22 February 2005. This followed his appointment to Abbey’s Executive Committee in November 2004. His responsibilities include finance, treasury, Financial Markets, and Corporate Banking. From 12 January 2007, Nathan also took responsibility for Human Resources.
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

Report of the Directors
Directors continued
Non-Executive Directors
Juan Rodríguez Inciarte
Deputy Chairman
Juan Inciarte (age 54) was appointed Non-Executive Director on 1 December 2004. He joined Banco Santander Central Hispano, S.A. in 1985. After holding various positions, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently Chief Executive of Santander Consumer Finance, S.A. and Executive Vice President of Banco Santander Central Hispano, S.A. In addition, he is a director of Compañía Española de Petróleos, NIBC Bank N.V., Banco Banif S.A., Vista Capital de Expansion S.A. and director and member of the Executive Committee of Sovereign Bancorp in the U.S.
          For several years he served on the Board of Directors of First Union Corporation (presently Wachovia) in the US, the Board of Directors and Executive Committee of San Paolo – IMI in Italy and the Boards of the Royal Bank of Scotland plc and National Westminster Bank plc (from January 1998 until October 2004.) He is a member of the US-Spain Council and Fellow of The Chartered Institute of Bankers in Scotland.
Keith Woodley
Keith Woodley (age 67) was appointed Non-Executive Director on 5 August 1996. He was made Senior Independent Non-Executive Director in April 1999 and was Deputy Chairman from 6 April 1999 until November 2004. He is a former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is currently Complaints Commissioner for the London Stock Exchange and a Council Member and Treasurer of the University of Bath.
Jorge Morán
Jorge Morán (age 42) joined Abbey in December 2005 initially as Chief Operating Officer until 21 August 2006, whereupon he became a Non-Executive Director. He is an Executive Vice President of Banco Santander Central Hispano, S.A. and a member of the group’s management committee. He is head of Santander’s Insurance division.
          Before joining Santander in 2002, he was Vice Chairman and Chief Executive Officer of Morgan Stanley for Spain and Portugal (2000 - 2002), where he was responsible for developing the company’s management strategy. Prior to this, he was also responsible for managing Morgan Stanley’s asset management and distribution network (1992 - 2000). Before joining Morgan Stanley, he was Director of Marketing at National Westminster Bank plc and Head of Product Development at Citibank España.
Jóse María Fuster
José María Fuster (age 48) was appointed Non-Executive Director on 1 December 2004. He is currently Executive Vice-President of Operations and Technology of Banesto and Chief Information Officer for Santander. He joined Banco Español de Crédito in 1998 and was appointed as Chief Information Officer of Banco Santander Central Hispano, S.A. in 2003. He is a director of ISBAN UK Limited. He started his professional career in IBM and Arthur Andersen as a consultant. In the financial services sector, he has worked for Citibank and National Westminster Bank plc.
José María Carballo
José María Carballo (age 62) was appointed Non-Executive Director on 1 December 2004. He is currently Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Vista Capital Expansion S.A. S.G.E.C.R., Director of Santander Real Estate S.A. S.G.I.I.C. and Director of Teleférico Pico del Teide S.A. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (UK).
          Previously, he was Executive Vice President of Banco Santander Central Hispano, S.A. from 1989 to 2001 and Chief Executive Officer of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.
Andrew Longhurst
Andrew Longhurst (age 67) was appointed Non-Executive Director on 28 January 2005. He was Chief Executive Officer of Cheltenham & Gloucester Building Society (1982-1997). In 1995 Cheltenham & Gloucester Building Society converted to a public limited company and was acquired by Lloyds Bank plc. Andrew joined the main board of Lloyds Bank plc and oversaw the extension of Cheltenham & Gloucester’s mortgage operation into Lloyds Bank plc branches. In 1997 he was appointed Director, Customer Finance of Lloyds TSB Bank plc, having responsibility for the enlarged group’s mortgage, credit card and personal loan businesses and became Chairman of Cheltenham & Gloucester.
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

Report of the Directors
Directors continued
Rosemary Thorne
Rosemary Thorne (age 55) was appointed Non-Executive Director on 1 July 2006. She is currently a Non-Executive Director of Cadbury Schweppes plc. Previously, Rosemary was Group Financial Controller of Grand Metropolitan Public Limited Company (prior to its merger with Guinness plc to become Diageo plc) and then spent almost eight years as the Group Finance Director of J Sainsbury plc. Rosemary joined the board of Bradford & Bingley in 1999 as Group Finance Director, initially working on its demutualisation and flotation, resulting in a place in the FTSE 100 in December 2000. Rosemary remained in this role for a further five years. In January 2006, she then became Group Finance Director of Ladbrokes plc, resigning in March 2007.
          Rosemary is a member of the Financial Reporting Council and The Hundred Group of Finance Directors Main Committee and was previously a member of the Financial Reporting Review Panel. She also sits on the Council of the University of Warwick and the Royal College of Art.
Registered Office and Principal Office
Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN
Abbey National plc is registered in England and Wales No 2294747.
Auditors
Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Report of the Directors
Directors’ Report
Corporate Structure
Abbey is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. and the ordinary shares of Abbey are no longer traded on the London Stock Exchange. As a result, there have been no disclosures made to Abbey in accordance with sections 198 to 208 of the Companies Act 1985 (as amended) (‘Companies Act 1985’).
          Banco Santander Central Hispano, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 21 to the Consolidated Financial Statements provides a list of the principal subsidiaries of Abbey and the nature of each company’s business as well as details of overseas branches.
          Abbey is subject to the listing rules of the UK Listing Authority, a division of the Financial Services Authority, because it has preference shares listed on the London Stock Exchange. As it does not have listed ordinary shares, Abbey is exempt from the requirement to make certain disclosures that are normally part of the continuing obligations of listed companies in the UK. This exemption applies, among other things, to corporate governance and certain directors’ remuneration disclosures.
Principal activities and business review
The principal activity of the Group continues to be the provision of an extensive range of Personal Financial Services. Abbey is authorised and regulated by the Financial Services Authority. Abbey is required to set out in this report a fair review of the development and performance of the business of the Group during the year ended 31 December 2006 and of the position of the Group at the end of the year. The information that fulfils this requirement can be found in the Chief Executive’s Review on pages 2 to 4. The Chief Executive’s Review also contains a description of the likely future developments for the Group. When reading the Chief Executive’s Review, reference should also be made to the Forward-looking Statements section on page 4.
Further information on the development and performance of the business of the Group, both at a consolidated level and analysed by division can be found in the following sections:

>	An analysis of the Group’s development and performance during the year is contained in the Business Review – Summary on pages 9 to 12.
>	A further detailed analysis of the Personal Financial Services division is contained in the Business Review – Personal Financial Services on pages 13 to 18.
>	A further detailed analysis of the Sold Life Businesses is contained in the Business Review – Sold Life Businesses on page 19.
>	A further detailed analysis of the Portfolio Business Unit is contained in the Business Review – Portfolio Business Unit on page 20.
Further information on the position of the Group at the end of the year can be found in the following sections:

>	An analysis of the Personal Financial Services business flows is contained in the Business Review – Personal Financial Services on pages 14 and 15.
>	The Balance Sheet Business Review can be found on pages 24 to 37, including a review of capital management and resources on pages 31 and 32, details of capital expenditure on pages 30 and 31, off balance sheet arrangements on page 32, liquidity on pages 32 and 33, and contractual obligations on page 34.
>	The Group’s key performance indicators are described in the Business Review – Summary on page 12.
Abbey is also required to describe the principal risks and uncertainties facing the Group. Financial risks are described in the Risk Management Report for each segment of the business by type of risk on pages 38 to 54, and material risk factors are described in the Risk Factors section on page 165.
Results and dividends
The results of the Group are discussed in the Principal activities and business review above. The Directors do not recommend the payment of a final dividend (2005: nil). An interim dividend of £207m for 2006 was declared on 27 June 2006 on Abbey’s ordinary shares in issue. This dividend was paid on 28 November 2006.
Directors
The members of the Board at 31 December 2006 are named on pages 55 to 57. For each Director, the date of appointment is shown. As at 31 December 2006, the Board comprised a Chairman, three Executive Directors including the Chief Executive, and seven Non-Executive Directors. As at the date of publication of this report, the composition of the Board remains unchanged. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy. During 2006, the following directors resigned:

Director	Title	Date of resignation

Francisco Gómez-Roldán	Chief Executive	29 July 2006
Jorge Morán	Chief Operating Officer	21 August 2006
Graeme Hardie	Executive Director, Retail Banking	26 September 2006

Francisco Gómez-Roldán gave notice of his resignation as Chief Executive of Abbey on 7 July 2006, such resignation was due to become effective on 21 August 2006. Sadly, Mr Gómez-Roldán died on 29 July 2006. Following his resignation as Executive Director becoming effective on 21 August 2006, Jorge Morán was immediately appointed as a Non-Executive Director.

Report of the Directors
Directors’ Report continued
          Non-Executive Directors have been appointed for an indefinite term (other than Keith Woodley and Rosemary Thorne, who have both been appointed for a three year term after which their appointments may be extended upon mutual agreement). In accordance with the Company’s Articles of Association, all of the directors shall retire from office and face re-election at every Annual General Meeting. The Company’s Articles of Association also require that a Director must retire at the first Annual General Meeting after their 70th birthday.
          When they were appointed, the appointments of António Horta-Osório, Miguel Bragança, Juan Rodríguez Inciarte, Jorge Morán, Jóse María Fuster and José María Carballo were all proposed by Banco Santander Central Hispano, S.A., the parent company of Abbey.
          Abbey may pay an Executive Director instead of allowing them to work during their notice period. Executive Directors’ service contracts do not provide for specific benefits on termination of employment.
Committees of the Board
The Board maintains two standing committees, both of which operate within written terms of reference. They are the Audit and Risk Committee and the Remuneration Committee.
Audit and Risk Committee
Membership of the Audit and Risk Committee is restricted to Non-Executive Directors. The Audit and Risk Committee’s primary tasks are to review the scope of external and internal audit, to receive reports from the external auditors, (currently Deloitte & Touche LLP) and the Chief Internal Auditor, and to review the preliminary results, interim information, annual financial statements and any other significant financial reports before they are presented to the Board, focusing in particular on accounting policies, compliance and areas of management judgement and estimates. The Committee’s scope also includes risk management and oversight and the review of the procedures in place for employees to raise concerns about possible wrongdoing in financial reporting and other matters. For a further discussion of the risk – control responsibilities of the Audit and Risk Committee, see the Risk Management section of the Business and Financial Review on page 38. The Audit and Risk Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of the Company’s internal control and risk management systems and processes. The Audit and Risk Committee also conducts a review of the remit and reports of the Abbey and Santander internal audit functions, as well as their effectiveness, authority, resources and standing within Abbey and management’s response to their findings and recommendations. Abbey’s relationship with the external auditors and the experience and qualifications of the external auditors are monitored by the Audit and Risk Committee and external auditor’s audit plans and audit findings are reviewed by the Committee. A framework for ensuring auditor independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments. The Committee may make any recommendations to the Board as it sees fit and the Chairman of the Committee reports formally to the Board after each meeting.
          The Chairperson, Rosemary Thorne has over 15 years of experience as Finance Director of FTSE 100 companies and is a member of the Financial Reporting Council and The Hundred Group of Finance Directors Main Committee. She was previously a member of the Financial Reporting Review Panel. The Board has determined that Rosemary Thorne has the necessary qualifications and experience to qualify as an audit committee financial expert as defined for the purposes of the US Sarbanes-Oxley Act of 2002 and the Board considers that she is independent in accordance with Section 303A.02 of the New York Stock Exchange Corporate Governance Rules.
          The other members of the Audit and Risk Committee are Juan Rodríguez Inciarte, José María Carballo and Keith Woodley. Pursuant to SEC Rule 10A-3(c)(2), which provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the parent satisfies the requirement of SEC Rule 10A-3, Abbey is exempt from the requirements of SEC Rule 10A-3. According to SEC Rule 10A-3(c)(2), additional listings of an issuer’s securities are exempt from the audit committee requirements if the issuer is already subject to them as a result of listing any class of securities on any market subject to SEC Rule 10A-3. This exemption extends to listings of non-equity securities by a direct or indirect subsidiary that is consolidated or at least 50% beneficially owned by a parent company, if the parent is subject to the requirements as a result of the listing of a class of its equity securities. Consequently, as applied to the current shareholding structure of Abbey, (as the wholly-owned subsidiary of Banco Santander Central Hispano, S.A.), Abbey is exempt from the audit committee requirements of SEC Rule 10A-3 since: (i) Abbey is a wholly-owned subsidiary of Banco Santander Central Hispano, S.A., (ii) Banco Santander Central Hispano, S.A., has equity securities listed on the NYSE and is therefore subject to SEC Rule 10A-3, and (iii) Abbey does not have any equity securities listed on the NYSE or any other US national securities exchange.
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
          The Chairman of the Remuneration Committee is José María Carballo and the other members are Juan Rodríguez Inciarte and Andrew Longhurst.

Report of the Directors
Directors’ Report continued
Directors’ remuneration
The aggregate remuneration received by the Directors of Abbey in 2006 was:

£

Salaries and fees	4,222,630
Performance-related payments	6,735,039
Other taxable benefits	8,066
Total remuneration excluding pension contributions	10,965,735
Pension contributions	–
Compensation for loss of office	–

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Banco Santander Central Hispano, S.A., in respect of which no apportionment has been made.
Medium-Term Incentive Plan
In 2006, no Executive Directors were granted conditional awards of shares in Banco Santander Central Hispano, S.A. under the Abbey National plc Medium-Term Incentive Plan (2005: Two directors were granted conditional awards of shares for a total aggregate value of £1,222,010). Under the Abbey National plc Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel (as defined in Note 48 to the Consolidated Financial Statements) and other nominated individuals were granted a conditional award of shares in Banco Santander Central Hispano, S.A. The amount of shares participants will receive at the end of a three-year period depends on the performance of Abbey during this period. The performance conditions are set by the Remuneration Committee and are linked to Abbey’s three-year plan. Performance will be measured in two ways, half of the award depends on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depends on the achievement of a revenue target for the 2007 financial year.
Remuneration of Highest Paid Director
In 2006, the remuneration, excluding pension contributions, of the highest paid Director was £2,733,850 (2005: £2,989,603) of which £1,692,120 (2005: £1,667,593) was performance related. There was no accrued pension benefit for the highest paid Director (2005: nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander Central Hispano, S.A., the parent company of Abbey.
Retirement Benefits
Defined benefit pension plans are provided to certain of our employees. See Note 41 to the Financial Statements for a description of the plans and the related costs and obligations. Retirement benefits are accruing for one director under a defined benefit scheme (2005: two) in respect of their qualifying services to Abbey.
Non-Executive Directors
Fees were paid to Non-Executive Directors in 2006 totalling £287,732 (2005: £265,438); this amount is included above in the table of directors’ remuneration.
Directors’ interests and Related Party Transactions
In 2006 loans were made to two members of Abbey’s Key Management Personnel, with a principal amount of £1,281,320 outstanding at 31 December 2006. See Notes 48 and 49 to the Consolidated Financial Statements included elsewhere in this Annual Report for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with Abbey at 31 December 2006. Note 49 to the Consolidated Financial Statements also includes details of other related party transactions.
          In 2006, there were no other transactions, arrangements or agreements with Abbey or its subsidiaries in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with Abbey, or any of its subsidiaries, at any time during the year. No Director was interested in the shares of any company within the Group at any time during the year and no Director exercised or was granted any rights to subscribe for shares in any company within the Group. During 2006, no Directors exercised share options over shares in Banco Santander Central Hispano, S.A., the parent company of Abbey (2005: two).
          Abbey utilises exemption under The Companies (Disclosure of Directors’ Interests) (Exceptions) Regulations 1985 (SI 802), not to disclose the Directors’ interests in the shares of Banco Santander Central Hispano, S.A., a company incorporated in Spain and the ultimate parent undertaking of Abbey.
          On 31 December 2006, Abbey sold its asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander Central Hispano, S.A., for a total cash consideration of £134m. The asset management companies sold were Abbey National Asset Managers Limited, Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited and Inscape Investments Limited.
Third Party Indemnities
Since 2005, Abbey has applied the provisions of the Companies (Audit, Investigations and Community Enterprise) Act 2004 to issue enhanced indemnities to its Directors and to directors of its subsidiaries and certain companies against liabilities and associated costs which they could incur in the course of their duties for Abbey and those other companies. All of the indemnities remain in force as at the date of this Annual Report and Accounts. A copy of each of the indemnities is kept at the address shown on page 167.

Report of the Directors
Directors’ Report continued
Financial Instruments
The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to price risk, credit risk, liquidity risk and cash-flow risk are outlined in the Risk Management Report on pages 38 to 54.
Pension Funds
The assets of the main pension schemes are held separately from those of Abbey and are under the control of the trustees of each scheme. Three of the Abbey pension schemes have a common corporate trustee which, at 31 December 2006, had eight directors, comprising six Abbey appointed directors and two member-nominated directors (with a vacancy for one member-nominated director).
          The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2006 comprised three Company appointed directors, and three member-elected directors.
          With effect from 1 September 2006 Abbey National plc became the Principal Employer of the Scottish defined benefit schemes, replacing Scottish Mutual Assurance plc and Scottish Provident Limited, the shares in which were sold as part of the sale of Abbey’s Life insurance businesses.
          As at 31 December 2006 the Scottish Mutual Assurance plc Staff Pension Scheme had four trustees, of whom three are selected by Abbey (two of whom are members) and one trustee is elected by the members. There were vacancies for one Abbey appointed trustee and one member-elected trustee.
          In the case of the Scottish Provident Institution Staff Pension Fund, as at 31 December 2006 there were seven trustees, of whom four (one of whom is a member) are selected by Abbey and the remaining three are elected by active members from their number. There was a vacancy for one Abbey appointed trustee.
          Asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers.
          Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Abbey. The audits of the Amalgamated, Associated Bodies, Group and the National and Provincial Pension schemes are undertaken by Grant Thornton UK LLP. The audits of the Scottish Mutual Assurance plc Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund are undertaken by KPMG LLP. Further information is provided in Note 41 to the Consolidated Financial Statements.
Market Value of Land and Buildings
On the basis of a periodic review process, the estimated aggregate market value of the Company and its subsidiaries’ land and buildings was not significantly different from the fixed asset net book value of £41m, as disclosed in Note 25 to the Financial Statements. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Group that exceeds the estimated market value, and the net book value is not impaired.
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
Employee Involvement
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
          In January 2007, it was announced that it is intended that each active employee of Santander in June 2007 will be given 100 free shares in Banco Santander Central Hispano, S.A. to mark the 150th anniversary of Santander.
Communication
Abbey wants to involve and inform employees on matters that affect them. We believe this is key to being successful and as such effective communication is vital to everything Abbey does. Abbey publishes a magazine every other month for employees, and almost all employees have access to the company intranet. Abbey also uses more traditional methods of communication, such as team meetings. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the company’s performance. It’s just as important to listen to the views of employees and Abbey asks for their opinions on a range of issues through regular departmental and company-wide opinion surveys.

Report of the Directors
Directors’ Report continued
Consultation
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
Donations
The Abbey National Charitable Trust Limited supports disadvantaged people throughout the UK. In 2006, Abbey made total cash donations of £2,164,441 (2005: £1,556,947) to a wide range of charities which predominantly support projects addressing education, finance and regeneration issues.
Political contributions
No contributions were made for political purposes and no political expenditure was incurred.
Suppliers
Abbey has cost management and procurement policies that explicitly promote competitive tendering and dealing with suppliers in a fair and open manner. Abbey does not operate a single payment policy in respect of all classes of suppliers. Payment terms vary depending on the supplier and the type of spend, and the supplier is made aware of these before engagement.
Policy and practice on payment of creditors
It is Abbey’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions. Abbey’s practice on payment of creditors has been quantified under the terms of the Companies Act 1985 (Directors’ Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of the aggregate amounts owed to trade creditors at the end of the year to the aggregate amounts invoiced by suppliers during the year at 31 December 2006, trade creditor days for Abbey were 30 days (2005: 25 days).
Code of ethics
Abbey’s ethical policies are set out in “How we do business”. This document, which was established in 1999, and reviewed and updated by the Board in 2003, states that:

>	Employees should raise concerns if they become aware that ethical policies and principles are not being followed;
>	Abbey values all employees as individuals and treats them as partners in the business;
>	Abbey treats customers fairly and delivers what it promises;
>	Abbey considers ethical and environmental concerns when investing Abbey assets;
>	Abbey is committed to adopting sound environmental management practices; and
>	Abbey expects suppliers to operate to high ethical standards.
Abbey’s ethical policies include ethical investment guidelines which are an integral part of the risk management processes for investment decision making. Procedures are also in place for employees to follow if they feel that there has been a breach of our ethical policies. “How we do business” can be read in full on the website at www.aboutabbey.com>General Information>Our Policies>how we do business.
          Abbey also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act of 2002. Amongst other things, the Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. Abbey meets these requirements through “How we do business”, our whistleblowing policy, the Financial Services Authority’s Principles for Businesses, and the Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the Code of Ethics), with which the Chief Executive and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the Financial Services Authority may want to know about. Abbey provides a copy of its Code of Ethics to anyone, free of charge, on application to the address shown on page 167.
Going concern
The Directors confirm that they are satisfied that Abbey and its subsidiaries have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.
Disclosure controls and procedures (Sarbanes-Oxley Act 2002)
In Abbey’s annual report on Form 20-F for the 2005 fiscal year, Abbey noted that the material weakness in its internal control over financial reporting identified in 2004, had not been fully remediated as at 31 December 2005 for all of Abbey’s subsidiaries. Abbey’s life insurance subsidiaries still had insufficient personnel in the corporate accounting department with sufficient knowledge and experience in US GAAP and Securities and Exchange Commission requirements. During the third quarter of 2006, Abbey completed the sale of its life insurance subsidiaries, including those subsidiaries that had not yet completed the necessary remediation procedures and therefore no material weakness exists as at 31 December 2006.

Report of the Directors
Directors’ Report continued
          Abbey evaluated with the participation of Abbey’s Chief Executive and Chief Financial Officer, the effectiveness of Abbey’s disclosure controls and procedures as of 31 December 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Abbey’s evaluation, the Chief Executive and the Chief Financial Officer concluded that, as of 31 December 2006, Abbey’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Abbey in the reports that Abbey files and submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Abbey’s management, including Abbey’s Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure. There has been no change in Abbey’s internal control over financial reporting during Abbey’s 2006 fiscal year that has materially affected, or is reasonably likely to materially affect Abbey’s internal controls over financial reporting.
Relevant Audit Information
Each of the directors as at the date of approval of this report confirms that:

(1)	So far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and
(2)	The director has taken all steps that he/she ought to have taken as a director to make himself / herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.
This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.
Statement of Directors’ Responsibilities
The directors are responsible for preparing their Annual Report and financial statements. The directors have chosen to prepare accounts for the company in accordance with International Financial Reporting Standards (‘IFRS’). Company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the International Accounting Standards Regulation.
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
The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors’ report which comply with the requirements of the Companies Act 1985. The Directors are responsible for the maintenance and integrity of the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.
Auditors
Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.
By order of the Board
Karen M Fortunato
Company Secretary and Head of Legal
15 March 2007
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Report of the Directors
Supervision and Regulation
As a firm authorised by the Financial Services Authority, Abbey is subject to UK and EU financial services laws and regulations which are discussed below. Recent significant regulatory developments are also highlighted below.
UK
In the UK, the Financial Services Authority is the single independent regulator for the regulation of deposit taking, investment business, mortgages and insurance. The Financial Services Authority was set-up by the Government and exercises statutory powers under the Financial Services and Markets Act 2000 (‘FSMA’).
          Abbey, together with several of its subsidiaries, is authorised by the Financial Services Authority to carry on a range of regulated activities in the UK which principally include mortgages, banking, insurance and investment business. The Financial Services Authority must adhere to four regulatory objects, as prescribed in FSMA, which set out the parameters of regulation: market confidence; public awareness; the protection of consumers; and the reduction of financial crime. Based on these regulatory objectives, the Financial Services Authority has formulated an extensive handbook of rules and guidance to which authorised firms are subject. The Financial Services Authority is in the process of making changes to the handbook which move away from current prescriptive rules to a more high-level principles-based approach to regulation for the conduct of an authorised firm’s business.
          Banks, insurance companies and other financial institutions in the UK are subject to a compensation scheme, namely, the Financial Services Compensation Scheme (the ‘Scheme’). The Scheme covers claims made against authorised firms (or any participating EEA firms) where they are unable, or likely to be unable, to pay claims against them. In relation to deposits, the Scheme provides cover for 100% of the first £2,000 of a claim plus 90% of the next £33,000, with £31,700 being the maximum amount payable. In respect of investments, the first 100% of the first £30,000 can be claimed plus 90% of the next £20,000, with £48,000 being the maximum amount payable. In relation to mortgage advice and arranging, the Scheme will pay 100% of the first £30,000 and 90% of the next £20,000, with £48,000 being the maximum amount payable. In addition, the Scheme also extends (up to various amounts) to certain long term and general insurance contracts, including general insurance advice and arranging.
European Union
Abbey is directly affected by laws emanating from the European Union, primarily through directives that must be implemented by the UK as a Member State of the European Union. Although there have been a series of financial services measures emanating from the European Union, those that are likely to impact most on Abbey’s business in the foreseeable future are the Markets in Financial Instruments Directive (‘MiFID’) and the Capital Requirements Directive (‘CRD’). Firms are required to implement MiFID by 1 November 2007. CRD, which reforms the prudential regulation of credit institutions and investment firms across the European Union, was implemented on 1 January 2007. Abbey has been at the fore of these developments and is in line with the rest of the Financial Services industry in preparing for implementation.

Financial Statements
Contents to Financial Statements

Financial Statements
67	Report of Independent Registered Public Accounting Firm
68	Consolidated Income Statement for the years ended 31 December 2006, 2005 and 2004
69	Consolidated Balance Sheet as at 31 December 2006 and 2005
70	Consolidated Statement of Recognised Income and Expense for the years ended 31 December 2006, 2005 and 2004
70	Consolidated Cash Flow Statement for the years ended 31 December 2006, 2005 and 2004
71	Company Balance Sheet as at 31 December 2006 and 2005
72	Company Statement of Recognised Income and Expense for the years ended 31 December 2006, 2005 and 2004
72	Company Cash Flow Statement for the years ended 31 December 2006, 2005 and 2004
73	Accounting Policies
86	Notes to the Financial Statements

[Intentionally left blank]

Financial Statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of Abbey National plc
We have audited the accompanying Consolidated Balance Sheets of Abbey National plc, a wholly owned subsidiary of Banco Santander Central Hispano, S.A., and its subsidiary undertakings (together, ‘the Abbey National Group’) as at 31 December 2006 and 2005, and the related Consolidated Statements of Income, Recognised Income and Expense, and Cash Flow for each of the three years in the period ended 31 December 2006 and related notes, including the information in pages 38 to 54 of the Form 20-F. These financial statements are the responsibility of the Abbey National Group management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Abbey National Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Abbey National Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Abbey National Group as at 31 December 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards (‘IFRS’).
          IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 53 to 58 to the Consolidated Financial Statements.
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
15 March 2007

Financial Statements
Consolidated Income Statement
For the years ended 31 December 2006, 2005 and 2004

		2006	2005	2004
	Notes	£m	£m	£m

Interest and similar income	2	5,644	5,419	5,580
Interest expense and similar charges	2	(4,416)	(4,247)	(4,174)

Net interest income		1,228	1,172	1,406

Fee and commission income	3	789	751	640
Fee and commission expense	3	(90)	(107)	(114)

Net fee and commission income		699	644	526
Dividend income		1	1	1
Net trading income	4	408	471	267
Other operating income, net	5	134	67	330

Total operating income		2,470	2,355	2,530

Administration expenses	6	(1,420)	(1,577)	(2,013)
Depreciation and amortisation	7	(215)	(195)	(355)

Total operating expenses		(1,635)	(1,772)	(2,368)
Impairment losses on loans and advances	9	(344)	(218)	(25)
Amounts written off fixed asset investments		–	–	80
Provisions for other liabilities and charges		(63)	(3)	(201)

Profit on continuing operations before tax		428	362	16
Tax on profit on continuing operations	10	(115)	(108)	12

Profit for the year from continuing operations		313	254	28

(Loss)/ profit for the year from discontinued operations	12	(245)	166	(82)

Profit/ (loss) for the year		68	420	(54)

Attributable to:
Equity holders of the parent		68	420	(54)

The Notes on pages 86 to 159 are an integral part of these Consolidated Financial Statements.

Financial Statements
Consolidated Balance Sheet
As at 31 December 2006 and 2005

		2006	2005
	Notes	£m	£m

Assets
Cash and balances at central banks	13	888	991
Trading assets	14	62,314	58,231
Derivative financial instruments	15	8,336	11,855
Financial assets designated at fair value	16	8,713	30,597
Loans and advances to banks	17	2,242	444
Loans and advances to customers	18	103,146	95,467
Available for sale securities	20	23	13
Investment in associated undertakings	22	22	24
Intangible assets	23	90	171
Value of in force business	24	–	1,721
Property, plant and equipment	25	415	314
Operating lease assets	26	2,082	2,172
Current tax assets		223	235
Deferred tax assets	28	804	796
Other assets	29	2,507	4,003

Total assets		191,805	207,034

Liabilities
Deposits by banks	30	6,656	5,617
Deposits by customers	31	66,519	65,889
Derivative financial instruments	15	10,218	11,264
Trading liabilities	32	57,604	52,664
Financial liabilities designated at fair value	33	8,151	7,948
Debt securities in issue	34	28,998	21,276
Other borrowed funds	35	1,655	2,244
Subordinated liabilities	36	5,020	6,205
Insurance and reinsurance liabilities	37	–	21,501
Macro hedge of interest rate risk		174	13
Other liabilities	38	1,616	3,190
Investment contract liabilities	39	–	3,306
Provisions	40	180	253
Current tax liabilities		300	288
Deferred tax liabilities	28	564	886
Retirement benefit obligations	41	1,034	1,380

Total liabilities		188,689	203,924

Equity
Share capital	43	148	148
Share premium account	43	1,857	1,857
Retained earnings	44	1,111	1,105

Total shareholders equity		3,116	3,110

Total liabilities and equity		191,805	207,034

The Notes on pages 86 to 159 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 68 to 159 were approved by the Board on 15 March 2007 and signed on its behalf by:
Nathan Bostock
Executive Director, Finance, Markets and Human Resources

Financial Statements
Consolidated Statement of Recognised Income and Expense
For the years ended 31 December 2006, 2005 and 2004

		2006	2005	2004
	Notes	£m	£m	£m

Exchange differences on translation of foreign operations		(9)	3	(2)
Actuarial gains/(losses) on defined benefit pension plans	41	219	(154)	(70)
Gains on available for sale securities		1	–	–
Tax on items taken directly to equity		(66)	46	21

Net gain/(loss) recognised directly in equity		145	(105)	(51)
Profit/(loss) for the year		68	420	(54)

Total recognised income and expense for the year		213	315	(105)

Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings		–	(293)	–

		213	22	(105)

Attributable to:
Equity holders of the parent		213	22	(105)

Consolidated Cash Flow Statement
For the years ended 31 December 2006, 2005 and 2004

		2006	2005	2004
	Notes	£m	£m	£m

Net cash flow used in operating activities
Profit/(loss) for the year		68	420	(54)
Adjustments for:
Non cash items included in net profit		1,125	273	(147)
Change in operating assets		(10,682)	(11,830)	404
Change in operating liabilities		(2,341)	3,934	(4,597)
Income taxes paid		(60)	(132)	(12)
Effects of exchange rate differences		(1,196)	80	(633)

Net cash flow used in operating activities	45	(13,086)	(7,255)	(5,039)

Cash flows from/(used in) investing activities
Dividends received from associates		3	3	20
Investment in associates		(1)	(5)	–
Disposal of subsidiaries, net of cash disposed	45	244	845	3,180
Purchase of tangible and intangible fixed assets		(230)	(329)	(155)
Proceeds from sale of tangible and intangible fixed assets		5	190	240
Proceeds from sale of investment properties		–	1,332	72
Purchase of non-dealing securities		(9)	(2)	(2,237)
Proceeds from sale and redemption of non-dealing securities		–	–	3,031

Net cash flow from investing activities		12	2,034	4,151

Cash flows from/(used in) financing activities
Issue of ordinary share capital		–	–	13
Issue of loan capital		10,778	4,351	3,368
Repayment of loan capital		(8,813)	(2,925)	(4,181)
Dividends paid		(207)	–	(697)

Net cash flows (used in)/from financing activities		1,758	1,426	(1,497)

Net decrease in cash and cash equivalents		(11,316)	(3,795)	(2,385)

Cash and cash equivalents at beginning of the year		8,241	11,259	14,089
Effects of exchange rate changes on cash and cash equivalents		(772)	777	(445)

Cash and cash equivalents at the end of the year		(3,847)	8,241	11,259

The Notes on pages 86 to 159 are an integral part of these Consolidated Financial Statements.

Financial Statements
Company Balance Sheet
As at 31 December 2006 and 2005

		2006	2005
	Notes	£m	£m

Assets
Cash and balances at central banks	13	888	370
Derivative financial instruments	15	646	1,227
Financial assets designated at fair value	16	66	790
Loans and advances to banks	17	41,711	33,009
Loans and advances to customers	18	103,249	95,230
Available for sale securities	20	12	272
Investment in associated undertakings	22	25	24
Investment in subsidiary undertakings	21	4,926	8,690
Property, plant and equipment	25	395	298
Current tax asset		192	235
Deferred tax assets	28	747	702
Other assets	29	744	553

Total assets		153,601	141,400

Liabilities
Deposits by banks	30	61,123	48,267
Deposits by customers	31	80,104	79,288
Derivative financial instruments	15	681	623
Debt securities in issue	34	4	4
Other borrowed funds	35	1,082	1,452
Subordinated liabilities	36	5,563	6,477
Macro hedge of interest rate risk		6	13
Other liabilities	38	1,027	814
Provisions	40	157	202
Current tax liabilities		122	112
Retirement benefit obligations	41	1,033	1,240

Total liabilities		150,902	138,492

Equity
Share capital	43	148	148
Share premium account	43	1,857	1,857
Retained earnings	44	694	903

Total shareholders equity		2,699	2,908

Total liabilities and equity		153,601	141,400

The Notes on pages 86 to 159 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 68 to 159 were approved by the Board on 15 March 2007 and signed on its behalf by:
Nathan Bostock
Executive Director, Finance, Markets and Human Resources

Financial Statements
Company Statement of Recognised Income and Expense
For the years ended 31 December 2006, 2005 and 2004

	2006	2005	2004
	£m	£m	£m

Actuarial gains/(losses) on defined benefit pension plans	180	(152)	(49)
Tax on items taken directly to equity	(54)	46	15

Net gain/(loss) recognised directly in equity	126	(106)	(34)
Profit/(loss) for the year	(128)	691	(284)

Total recognised income and expense for the year	(2)	585	(318)
Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings	–	(332)	–

	(2)	253	(318)

Attributable to:
Equity holders of the parent	(2)	253	(318)

Company Cash Flow Statement
For the years ended 31 December 2006, 2005 and 2004

		2006	2005	2004
	Notes	£m	£m	£m

Net cash flow from/(used in) operating activities
Profit/(loss) for the year		(128)	691	(284)
Adjustments for:
Non cash items included in net profit		251	(108)	(172)
Change in operating assets		(19,604)	(7,715)	(4,388)
Change in operating liabilities		336	1,315	9,399
Income taxes (paid)/received		56	(8)	2
Effects of exchange rate differences		(108)	122	(164)

Net cash flow from/(used in) operating activities	45	(19,197)	(5,703)	4,393

Cash flows from/(used) in investing activities
Acquisition of subsidiaries, net of cash acquired		(54)	–	–
Investment in associates		(1)	(5)	–
Disposal of subsidiaries, net of cash disposed		3,751	–	875
Pre-acquisition dividends		197	–	–
Purchase of tangible and intangible fixed assets		(179)	(185)	(83)
Proceeds from sale of tangible and intangible fixed assets		3	56	52
Purchase of non-dealing securities		(9)	(3)	–
Proceeds from sale and redemption of non-dealing securities		269	178	152

Net cash flow from investing activities		3,977	41	996

Cash flows from/(used in) financing activities
Issue of ordinary share capital		–	–	8
Issue of preference share capital		–	–	2
Issue of loan capital		–	554	–
Repayment of loan capital		(1,032)	(458)	(872)
Dividends paid		(207)	–	(699)

Net cash flows from/(used in) financing activities		(1,239)	96	(1,561)

Net increase/(decrease) in cash and cash equivalents		(16,459)	(5,566)	3,828

Cash and cash equivalents at beginning of the year		(15,084)	(9,518)	(13,346)

Cash and cash equivalents at the end of the year		(31,543)	(15,084)	(9,518)

The Notes on pages 86 to 159 are an integral part of these Consolidated Financial Statements.

Financial Statements
Accounting Policies
International Financial Reporting Standards
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as approved by the International Accounting Standards Board (‘IASB’), interpretations issued by the International Financial Reporting Interpretations Committee of the IASB that, under European Regulations, are effective or available for early adoption at the Group’s first reporting date under IFRS. The Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with IFRS as issued by the IASB. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet was 1 January 2004. On initial adoption of IFRS, the Group applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards” (‘IFRS 1’):

a)	Cumulative foreign currency difference – The Group has brought forward a nil opening balance on the cumulative foreign currency translation adjustment arising from the retranslation of foreign operations, which is shown as a separate item in shareholders’ equity at the date of transition in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”.
b)	Implementation of IAS 32, IAS 39 and IFRS 4 (incorporating the adoption of FRS 27 “Life Assurance”) – As allowed by IFRS 1, the Group has not restated its 2004 consolidated income statements and balance sheets from UK GAAP to comply with IAS 32, IAS 39 and IFRS 4.
c)	The Group decided to early adopt IFRS 7 “Financial Instruments: Disclosure” for the year ended 31 December 2005 and has taken advantage of the exemption therein from presenting certain comparative information. Disclosures required by IFRS 7 relating to the nature and extent of risks arising from financial instruments may be found in the “Risk Management” section of the Business and Financial Review on pages 38 to 54 which form part of these Financial Statements.
d)	The Group has adopted IFRS 5 “Non-current assets held for sale and Discontinued Operations” prospectively from 1 January 2005.
Recent Developments
In 2006, the Group adopted the following revised IFRS:

a)	The amendments to IAS 21 “The Effect of Changes in Foreign Exchange Rates” relating to Net Investment in a Foreign Operation. The Group’s accounting policy for foreign currency translation can be found on page 74.
b)	The amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” relating to Financial Guarantee Contracts. The Group’s accounting policy can be found on page 82.
          The adoption of these amendments did not have a material impact on the Group’s profit or loss for the year or financial position at the year-end.
Future Developments
The Group has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but which are not yet applicable to the Group:

a)	IAS 1 “Presentation of Financial Statements” – On 18 August 2005, the IASB issued an amendment to IAS 1 which requires certain disclosures to be made regarding the entity’s objectives, policies and processes for managing capital. Abbey does not expect the adoption of the amendment to IAS 1 to have a material impact on its Financial Statements. The amendment to IAS 1 is effective for periods beginning on or after 1 January 2007.
b)	IFRS 8 “Operating Segments” – On 30 November 2006, the IASB issued IFRS 8 which requires segmental analysis reported by an entity to be based on information used by management. The Group currently discloses this information in Note 1c on pages 89 to 91. IFRS 8 is effective for periods beginning on or after 1 January 2009.
c)	IFRIC 8 “Scope of IFRS 2” – On 12 January 2006, IFRIC issued Interpretation 8. IFRIC 8 gives guidance to entities that have share-based transactions that are settled by the receipt or acquisition of goods or services. IFRIC 8 requires that measurement of identifiable goods or services that are part of a share-based payment should be measured at the fair value of those goods or services in accordance with IFRS 2. Where goods or services are unidentifiable, measurement should be the difference between the fair value of the share-based payment and fair value of any identifiable goods or services. Abbey does not expect the adoption of IFRIC 8 to have a material impact on the Group’s profit or loss or financial position. IFRIC 8 is effective for periods beginning on or after 1 May 2006.
d)	IFRIC 9 “Reassessment of Embedded Derivatives” – On 1 March 2006, IFRIC issued Interpretation 9 which gives guidance on whether an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid is recognised. IFRIC 9 determines that reassessment is prohibited, unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. Abbey does not expect the adoption of IFRIC 9 to have a material impact on the Group’s profit or loss or financial position. IFRIC 9 is effective for periods beginning on or after 1 June 2006.
e)	IFRIC 10 “Interim Financial Reporting and Impairment” – On 13 July 2006 IFRIC issued IFRIC 10 which requires that an entity recognising an impairment loss in an interim period should not reverse that loss if it would have been avoided on measuring the impairment in a future period. Abbey does not expect the adoption of IFRIC 10 to have a material impact on the Group’s profit or loss or financial position. IFRIC 10 is effective for periods beginning on or after 1 November 2006.
f)	IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions” – On 30 November 2006 IFRIC issued IFRIC 11 which requires that treasury share transactions are treated as equity- settled, and share-based payments involving equity instruments of the parent should be treated as cash-settled. This is consistent with the Group’s current practice therefore Abbey does not expect the adoption of IFRIC 11 to have a material impact on the Group’s profit or loss or financial position. IFRIC 11 is effective for periods beginning on or after 1 March 2007.

Financial Statements
Accounting Policies continued
Basis of preparation
The Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts.
Consolidation
a) Subsidiaries
Subsidiaries, which are those companies and other entities (including Special Purpose Entities) over which the Group, directly or indirectly, has power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. The Company recognises investments in subsidiaries at cost less impairment.
          Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus directly attributable acquisition costs. The excess of the cost of acquisition over the fair value of the tangible and intangible net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered.
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
b) Associates
Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group’s share of the post-acquisition profits or losses of associates is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. The Company recognises investments in associates at cost less impairment.
          Associates are entities in which the Group has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has significant influence over another entity.
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
Foreign currency translation
Items included in the Financial Statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (‘the functional currency’). The Consolidated Financial Statements are presented in Pounds Sterling, which is the functional currency of the parent.
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
Revenue recognition
(a) Interest Income and Expense
Interest income on financial assets that are classified as loans and receivables or available for sale, and interest expense on financial liabilities other than those at fair value through profit and loss is determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts.
          Interest income on assets classified as loans and receivables or available for sale, interest expense on liabilities classified at amortised cost and interest income and expense on hedging derivatives are recognised in interest income and interest expense in the income statement.

Financial Statements
Accounting Policies continued
(b) Fee and commissions income
Fees and commissions that are not an integral part of the effective interest rate are recognised when the service has been provided. For the asset management operations, fee and commission income consists principally of investment management fees, distribution fees from mutual funds, commission revenue from the sale of mutual fund shares and transfer agent fees for shareholder record keeping. Revenue from investment management fees, distribution fees and transfer agent fees is recognised as earned when the service has been provided.
          Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.
(c) Financial assets and liabilities held at fair value through profit or loss
Financial assets and liabilities held for trading, and financial assets and financial liabilities designated as fair value through profit or loss are recorded at fair value. Changes in fair value of trading assets and liabilities including trading derivatives are recognised in the income statement as net trading income together with dividends and interest receivable and payable. Changes in fair value of assets and liabilities designated as fair value through profit or loss are recognised in other operating income together with dividends, interest receivable and payable and fair value movements in derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a hedging relationship are recognised in other operating income.
Pensions and other post retirement benefits
Group companies have various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.
          The liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every year. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability.
          The Group’s consolidated income statement includes the current service cost of providing pension benefits, the expected return on schemes’ assets net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are taken directly to reserves and recognised in the statement of recognised income and expense. Past-service costs are charged immediately to the income statement, unless the changes are conditional on the employees remaining in service for a specified period of time, known as the vesting period. In this case, the past-service costs are amortised on a straight-line basis over the average period until the benefits become vested.
          For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs. Curtailment gains and losses on sold businesses that meet the definition of discontinued operations are included in operating expenses in profit or loss for the year from discontinued operations.
Share-based payments
The Group engages in cash settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Group’s parent, Banco Santander Central Hispano, S.A. are purchased in the open market to satisfy share options as they vest. Prior to the acquisition of Abbey by Banco Santander Central Hispano, S.A., share options were satisfied by issue of new Abbey shares. These options were accounted for as equity settled share-based payments. The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant and then subsequently at each reporting date. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement within administrative expenses, over the period that the services are received, which is the vesting period. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments. The fair value of the options granted is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander Central Hispano, S.A. share price over the life of the option, the dividend growth rate and other relevant factors. Except for those that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value.
          Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

Financial Statements
Accounting Policies continued
          For equity settled share-based payments, where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market-related vesting conditions are met, provided that the non-market vesting conditions are met.
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
          Other intangible assets are recognised if they arise from contracted or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over the useful economic life of the assets in question, which ranges from 12 to 20 years. Other intangible assets are reviewed annually for indicators of impairment and tested for impairment where indicators are present.
Property, plant and equipment
Property, plant and equipment includes owner-occupied properties, office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Items of property, plant and equipment are reviewed for indications of impairment at each reporting date. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit on continuing operations before tax reported as other operating income. Repairs and renewals are charged to the income statement when the expenditure is incurred.
          Software development costs are capitalised when they are associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. Internally developed software meeting these criteria and externally purchased software are classified in property, plant and equipment on the balance sheet. Costs associated with maintaining software programmes are expensed as incurred. Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 10 years
Computer software	3 to 5 years

Financial assets
The Group classifies its financial assets in the following categories: financial assets at fair value through profit and loss account; loans and receivables; available for sale financial assets; and held to maturity financial assets. Management determines the classification of its investments at initial recognition.
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
          In certain circumstances financial assets other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or recognising the gains or losses on them on a different basis, where the assets are managed and their performance evaluated on a fair value basis, or where a financial asset contains one or more embedded derivatives which are not closely related to the host contract.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments and which are not classified as available for sale or fair value through profit or loss. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership.

Financial Statements
Accounting Policies continued
(c) Available for sale
Available for sale investments are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value.
          Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest is determined using the effective interest method. Income on investments in equity shares and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.
(d) Held to maturity
Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Abbey does not hold any held to maturity financial assets.
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
Sale and repurchase agreements (including stock lending and borrowing)
Securities sold subject to a linked repurchase agreement (‘repos’) are retained in the Financial Statements as trading assets and the counterparty liability is included in amounts “Deposits by banks” or “Deposits by customers” as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are recorded as “Loans and advances to banks” or “Loans and advances to customers” as appropriate. The difference between the sale and repurchase price is treated as trading income in the income statement. Securities lent to counterparties that are collateralised by cash are also retained in the balance sheet. Securities borrowing and lending transactions collateralised with other securities are not recognised in the balance sheet.
Derivative financial instruments
Transactions are undertaken in derivative financial instruments (‘derivatives’), which include interest rate, cross currency, equity, residential property and other index-related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options. Derivatives are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date.
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
          At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s). Documentation includes its risk management objectives and its strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be “highly effective” in offsetting changes in the fair value of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value of the hedged items are effectively offset by changes in the fair value of the hedging instrument, and actual results are within a range of 80% to 125%. The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; or when the hedged item matures or is sold or repaid.

Financial Statements
Accounting Policies continued
          The hedge adjustment is classified in the balance sheet in the same category as the hedged item, unless it relates to a macro hedging relationship where the hedge adjustment is recognised as a macro hedge on the face of the balance sheet.
          Changes in the fair value of the hedged risk and hedged item are recognised in other operating income. Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item. Such gains and losses are recorded in current period earnings in other operating income. Gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness are included in net trading income.
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
(a) Financial assets carried at amortised cost
Impairment losses are assessed individually for the financial assets that are individually significant and individually or collectively for assets that are not individually significant. Balance sheet provisions are maintained at the level that management deems sufficient to absorb probable incurred losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans.
          A provision for observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital will not be repaid or recovered through enforcement of any applicable security. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement.
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
          Loans that are part of a homogeneous pool of similar loans are placed on default status based on the number of months in arrears, which is determined through the number of missed payments or the number of months in collection. Loans that are not part of a homogeneous pool of similar loans are analysed based on the number of months in arrears on a case-by-case basis and are placed on default status when the probability of default is likely.
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
          A provision for inherent losses is made for loan losses that have been incurred but have not been separately identified at the balance sheet date because the loan is not yet past due. An example of this situation is where a borrower is experiencing financial difficulties at the reporting date, e.g. due to loss of employment, although the borrower has not yet missed a payment. In these circumstances, an impairment loss had been incurred at the reporting date. The provision for inherent losses is determined on a portfolio basis based on management’s best estimate of the current position based on past experience adjusted by current trends. These statistical techniques involve the following (i) estimation of a period of time called the emergence period, which is discussed below, (ii) assessment of the number of accounts that go into arrears over the emergence period, and (iii) application of the provision methodology outlined for observed provisions to these accounts identified as impaired as a result of this exercise. Accounts that suffered credit deterioration after the reporting date are accordingly excluded from the statistical analysis.

Financial Statements
Accounting Policies continued
The emergence period
This is the period which Abbey’s statistical analysis shows to be the period in which losses, that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on Abbey’s statistical analysis at 31 December 2006, the emergence period was three months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.
          Once a financial asset or a group of financial assets has been written down as a result of an impairment loss, subsequent interest income continues to be recognised on an effective interest rate basis, though on the asset value after provisions have been deducted.
          Impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance.
          A write-off is made when all collection procedures have been completed and is charged against previously established provisions for impairment.
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
Leases
The Group as lessor – Operating lease assets are recorded at deemed cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset.
The Group as lessee – The Group enters into operating leases for the rental of equipment or real estate. Payments made under such leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Financial Statements
Accounting Policies continued
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
Insurance
During 2006, the Company sold its entire life insurance business, as described in Note 12. The following insurance accounting policies related to those businesses.
(a) Insurance and investment contract classification
The Group enters into insurance contracts and investment contracts.
          Insurance contracts are those contracts which transfer significant insurance risk. Investment contracts are those contracts which carry no significant insurance risk.
          A number of insurance and investment contracts contain a Discretionary Participation Feature (‘DPF’) which entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of the Group and based on the performance of specified assets. Contracts containing a discretionary participation feature are also referred to as participating or with-profits contracts.
          For insurance and participating investment contracts, the group continues to use the embedded value basis of accounting used by banking groups, modified, as necessary to comply with the requirements of IFRS (‘IFRS embedded value’). Investment contracts that are non-participating are accounted for as financial instruments.
(b) Insurance and participating investment contracts
The majority of the life insurance contracts issued by the Group are long-term life insurance contracts. The Group also issues life assurance contracts to protect customers from the consequence of events (such as death, critical illness or disability) that would affect the ability of the customer or their dependants to maintain their current level of income. Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the extent of the economic loss suffered by the policyholder.
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
Insurance and participating investment contract liabilities
Value of in-force life insurance business
The Group recognises as an asset the value of in-force life insurance business in respect of life insurance contracts and participating investment contracts. The asset, which represents the present value of future profits (‘PVFP’) expected to arise from these contracts, is determined by projecting the future surpluses and other net cash flows arising from life insurance contract and participating investment contract business written by the balance sheet date. The PVFP is determined using appropriate economic and actuarial assumptions excluding future investment margins, and is discounted at a rate which reflects the Group’s overall risk premium attributable to this business. The asset in the consolidated balance sheet and movements in the asset in the income statement are determined and shown on a gross of tax basis.
Liabilities are calculated as follows:
Liabilities – non-participating insurance contracts which are not unit linked:
A liability for contractual benefits that are expected to be incurred in the future is recorded when the premium is recognised. The liabilities of the Group’s non-profit life funds are calculated by estimating the future cash flows over the duration of the in-force policies and discounting them back to the valuation date allowing for probabilities of insured event occurrence. The liability will vary with movements in interest rates and with the cost of life insurance and annuity benefits which reflect changes in mortality rates. Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. For conventional life and pensions business, the gross premium valuation method has been used.
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

Financial Statements
Accounting Policies continued
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
Liability adequacy test
At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities. In performing these tests current best estimates of future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities are used. Any deficiency is immediately charged to the income statement to establish an appropriate provision against these potential losses.
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
Deferred acquisition costs
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

Financial Statements
Accounting Policies continued
Income taxes, including deferred income taxes
The tax expense represents the sum of the income tax currently payable and deferred income tax.
          Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The tax effects of income tax losses available to carry forward are recognised as an asset when it is probable that future taxable profits will be available against which tax losses can be utilised.
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
          Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control reversal of the temporary difference and it is probable that it will not reverse.
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
Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, net loans and advances to banks, net securities financing amounts and short-term investments in securities.
Financial liabilities
Financial liabilities are initially recognised when the Group becomes contractually bound to the transfer of economic benefits in the future. Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial liability is classified as held for trading if it is a derivative or it is incurred principally for the purpose of selling or being unwound in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
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
Financial guarantee contracts
The Group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as a provision under IAS 37 as described in the Accounting Policies on page 78.
Borrowings
Borrowings are recognised initially at fair value, being the proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value dependent on designation at initial recognition.
          Preference shares, which carry a contractual obligation to pay mandatory minimum dividends, are classified as other financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

Financial Statements
Accounting Policies continued
Share capital
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of any related income taxes.
Provisions
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.
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
Dividends
Dividends on ordinary shares are recognised in equity in the period in which they are proposed.
Critical accounting policies and areas of significant management judgement
The preparation of the Group’s Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The following estimates and judgements are considered important to the portrayal of the Group’s financial condition.
(a) Provisions for loans and advances
The Group estimates provisions for loans and advances with the objective of maintaining balance sheet provisions at the level believed by management to be sufficient to absorb actual losses (‘observed provisions’) and inherent losses (‘incurred but not yet observed provisions’) in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified loans in connection with loans and advances to banks and loans and advances to customers. The calculation of provisions on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement.
          The Group considers accounting estimates related to provisions for loans and advances “critical accounting estimates” because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Group’s estimated losses (as reflected in the provisions) and actual losses will require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.
          Provisions for loans and advances, less amounts released and recoveries of amounts written off in previous years, are charged to the line item “Impairment losses on loans and advances” in the income statement. The provisions are deducted from the “Loans and advances to banks” and the “Loans and advances to customers” line items on the balance sheet. If the Group believes that additions to the provisions for such credit losses are required, then the Group records additional provisions for credit losses, which would be treated as a charge in the line item “Impairment losses on loans and advances” in the income statement.
          The Consolidated Financial Statements for the year ended 31 December 2006 include a provision charge for loans and advances in the Retail Banking segment for an amount equal to £273m. This provision increased reflecting higher default rates in the unsecured portfolios and increased reserving on the secured portfolio as a result of the interest rate rises. In calculating the provisions within the Retail Banking segment, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook relative to historic experience. Had management used different assumptions regarding the current economic outlook, a larger or smaller provision for loans and advances would have resulted in the Retail Banking segment that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2006. Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the provision charge for loans and advances in the Retail Banking segment could have decreased in 2006 from an actual provision charge of £273m (2005: £207m; 2004: £15m) by up to £52m (2005: £32m; 2004: £15m), with a potential corresponding increase in the Group’s profit before tax on continuing operations in 2006 of up to 12% (2005: 9%; 2004: 94%), or increased by up to £6m (2005: £45m; 2004: £87m), with a potential corresponding decrease in the Group’s profit before tax on continuing operations in 2006 of up to 1% (2005: 12%; 2004: 544%).

Financial Statements
Accounting Policies continued
          The actual provision charge of £273m (2005: £207m; 2004: £15m) in 2006 was based on what management estimated to be the most probable economic outlook within the range of reasonably possible assumptions.
(b) Valuation of financial instruments
Financial instruments that are classified at fair value through profit and loss (including those held for trading purposes) or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. When valuation parameters are not observable in the market or cannot be derived from observable market prices, as is the case with certain over-the-counter derivatives, the fair value is derived through analysis of other observable market data appropriate for each product and pricing models which use a mathematical methodology based on accepted financial theories. Depending on the product type and its components, the fair value of over-the-counter derivatives is modelled using one or a combination of pricing models that are widely accepted in the financial services industry. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Where market-based valuation parameters are not directly observable, management will make a judgement as to its best estimate of that parameter in order to determine a reasonable reflection of how the market would be expected to price the instrument. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. Any difference between the transaction price and the value based on a valuation technique is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that it arises from a change in a factor that market participants would consider in setting a price.
          The Group considers that the accounting estimate related to valuation of trading securities and derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
          Changes in the valuation of trading securities and derivatives where quoted market prices are not available are accounted for in the line item “Net trading income” and “Other operating income” in the income statement and the “Trading assets”, “Financial assets designated at fair value”, “Trading liabilities”, “Financial liabilities designated at fair value” and “Derivative financial instruments” line items in the Group’s balance sheet.
          Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of trading securities and derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2006. Due to the individual nature of these contracts, the Group does not believe it is appropriate to apply a global adjustment to management’s estimates, as it would not give a meaningful sensitivity.
          The table below summarises the Group’s trading portfolios and other assets and liabilities held at fair value by valuation methodology at 31 December 2006:

	Assets	Liabilities
Fair value based on:	%	%

Quoted market prices	45	24
Internal models based on market prices	55	76
Internal models based on information other than market data	–	–

Total	100	100

(c) Provisions for misselling
The Group estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation from customers who claim reimbursement of bank charges, and misselling of endowment policies and other products. The calculation of provisions for misselling is based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on management’s estimate for each of these three factors.
          The Group considers accounting estimates related to misselling provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period per the three factors above, and (ii) any significant difference between the Group’s estimated losses as reflected in the provisions and actual losses will require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated losses are based on past claims uphold rates, past customer behaviour, and past average settlements, which are not necessarily an indication of future losses.
          Provisions for misselling are charged to the line item “Provisions for other liabilities and charges” in the income statement. The provision is included in the “Provisions” line item on the balance sheet. If the Group believes that additions to the misselling provision are required, then the Group records additional provisions, which would be treated as a charge in the line item “Provisions for other liabilities and charges” in the income statement.

Financial Statements
Accounting Policies continued
          The Consolidated Financial Statements for the year ended 31 December 2006 include a provision charge for misselling in the Retail Banking segment for an amount equal to £63m (2005: £10m). In addition, in 2005 claims settled of £70m were charged to administrative expenses. The balance sheet provision decreased from £253m in 2005 to £180m in 2006 reflecting settlement of claims relating to endowments. In calculating the misselling provision within the Retail Banking segment, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Had management used different assumptions regarding these factors, a larger or smaller provision for misselling would have resulted in the Retail Banking segment that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2006. Specifically, if management’s conclusions as to the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case were different, but within the range of what management deemed to be reasonably possible, the provision charge for misselling (excluding bank charges) in the Retail Banking segment could have decreased in 2006 by up to £7m (2005: £21m), with a potential corresponding increase in the Group’s profit on continuing operations before tax in 2006 of up to 2% (2005: 6%), or increased by up to £40m (2005: £65m), with a potential corresponding decrease in the Group’s profit on continuing operations before tax in 2006 of up to 9% (2005: 18%). The actual charge in 2006 was based on what management estimated to be the most probable number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case within the range of reasonably possible outcomes. With respect to the reimbursement of bank charges, the legal and regulatory position is evolving and is currently unclear. As a result, management are not able to quantify reliably a meaningful sensitivity or range of possible outcomes.
(d) Pensions
The Group operates a number of defined benefit pension schemes as described in Note 41 to the Consolidated Financial Statements. The assets of the schemes are measured at their fair values at the balance sheet date. The liabilities of the schemes are estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value using the interest rate applicable to high-quality corporate bonds of the same currency and term as the scheme liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities, assumptions are made by management as to price inflation, discount rates, pensions increases, earnings growth and mortality.
          The Group considers accounting estimates related to pension provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The Group’s assumptions about price inflation, discount rates, pensions increases, earnings growth and mortality are based on past experience and current economic trends, which are not necessarily an indication of future experience.
          Pension costs are charged to the line item “Administration expenses” in the income statement. The provision is included in the “Retirement benefit obligations” line item in the balance sheet. If the Group believes that increases to the pensions cost are required, then the Group records additional costs that would be treated as a charge in the line item “Administration expenses” in the income statement.
          The Consolidated Financial Statements for the year ended 31 December 2006 include current year service costs for an amount equal to £92m and a pension scheme deficit of £1,034m. The current year service cost of £92m (2005: £102m) and pension scheme deficit of £1,034m (2005: £1,380m) were reduced, reflecting reductions in scheme membership, salary reviews and changes in discount rates. In calculating the current year service cost and deficit, a range of outcomes was calculated based principally on management’s estimates regarding price inflation, discount rates, pensions increases, earnings growth and mortality. Had management used different assumptions regarding price inflation, discount rate, pensions increases, earnings growth and mortality, a larger or smaller charge for pension costs would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2006. Specifically, if management’s conclusions as to price inflation, discount rates, pensions increases, earnings growth and mortality were different, but within the range of what management deemed to be reasonably possible conclusions, the charge for pension costs could have decreased in 2006 from an actual pension charge of £92m (2005: £102m, 2004: £121m) by up to £8m (2005: £5m, 2004: £5m), with a potential corresponding increase in the Group’s profit on continuing operations before tax in 2006 of up to 2% (2005: 1%, 2004: 31%), or increased by up to £11m (2005 £23m, 2004: £29m), with a potential corresponding decrease in the Group’s profit on continuing operations before tax in 2005 of up to 3% (2005: 5%, 2004: 181%). The actual current year service pension charge of £92m (2005: £102m, 2004: £121m) in 2006 was based on what management estimated to be the most probable price inflation, discount rates, pensions increases, earnings growth and mortality within the range of reasonably possible price inflation, discount rates, pensions increases, earnings growth and mortality. In addition, if management’s conclusions as to price inflation, discount rates, pensions increases, earnings growth and mortality were different, but within the range of what management deemed to be reasonably possible conclusions, the value of the deficit at the year end could have decreased in 2006 from an actual of £1,034m (2005: £1,380m, 2004: £1,240m) by up to £717m (2005: £740m, 2004: £650m), or increased by up to £297m (2005 £305m, 2004: £268m).

Financial Statements
Notes to the Financial Statements
1. Business segments
The principal activity of the Group is financial services. In 2006, the reorganisation of the Group following the sale of the life insurance businesses resulted in a change in the way the Group’s business is managed and reported. The following disclosures reflect these new segments, which are:

>	Retail Banking
>	Financial Markets
>	Wealth Management
>	Group Infrastructure
>	Sold Life Businesses
>	Portfolio Business Unit
The segmental analysis for 2005 and 2004 has also been presented on this basis. In 2005, the segment reporting structure previously presented was Retail Banking; Insurance and Asset Management; Financial Markets; Group Infrastructure; and Portfolio Business Unit. In 2006, the Insurance and Asset Management segment ceased to exist after the sale of the life insurance businesses. The discontinued life insurance businesses are presented in the Sold Life Businesses segment. The remaining businesses of the Insurance and Asset Management segment were transferred to the newly created Wealth Management segment, together with Cater Allen, Abbey International and Abbey Sharedealing, which were transferred from Retail Banking. Subsequently, the asset management businesses were sold. The ongoing businesses formerly included in the Portfolio Business Unit were transferred to Financial Markets, and the Social Housing business was transferred from Retail Banking to Financial Markets.
          Abbey’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Abbey has six segments. Retail Banking offers a range of personal banking, savings and mortgage products and services. Wealth Management offers self-invested pension plans, WRAP products and specialist banking services. Financial Markets manages Abbey’s liquidity, supports its funding and capital management activities, and provides risk management services to third parties and Abbey’s other businesses. Group Infrastructure comprises Central Services, Group Capital (which contains the earnings on the difference between Abbey’s statutory capital and the target regulatory capital allocated to segments) and the results of certain other businesses. The Sold Life Businesses offered a range of investment products such as pensions, investment bonds, with-profits bonds, structured products, unit trusts, and endowment life insurance policies, as well as a range of protection products such as term life insurance, critical illness cover and disability cover. The Portfolio Business Unit comprised a number of businesses, assets and portfolios that were inconsistent with Abbey’s future strategy, and were sold during 2004 and 2005. From the end of 2005, no businesses within the Group are part of this segment.
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
a) By class of business

				Group	Sold	Portfolio
	Retail	Financial	Wealth	Infra-	Life	Business		Inter-	Group
	Banking	Markets	Management	structure	Businesses	Unit	Total	company	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest and similar income	6,426	2,489	455	2,235	–	–	11,605	(5,961)	5,644
Interest expense and similar charges	(5,036)	(2,473)	(364)	(2,504)	–	–	(10,377)	5,961	(4,416)

Net interest income	1,390	16	91	(269)	–	–	1,228	–	1,228
Non-interest income	574	601	104	(37)	–	–	1,242	–	1,242

Total operating income	1,964	617	195	(306)	–	–	2,470	–	2,470

Administration expenses	(1,058)	(160)	(96)	(106)	–	–	(1,420)	–	(1,420)
Depreciation and amortisation	(76)	(133)	(3)	(3)	–	–	(215)	–	(215)

Total operating expenses	(1,134)	(293)	(99)	(109)	–	–	(1,635)	–	(1,635)

Impairment (losses) /recoveries on loans and advances	(273)	32	–	(103)	–	–	(344)	–	(344)
Provisions for other liabilities and charges	–	–	(2)	(61)	–	–	(63)	–	(63)

Profit/(loss) on continuing operations before tax	557	356	94	(579)	–	–	428	–	428

Loss from discontinued operations after tax	–	–	–	–	(245)	–	(245)	–	(245)

Financial Statements
Notes to the Financial Statements continued

				Group	Sold	Portfolio
	Retail	Financial	Wealth	Infra-	Life	Business		Inter-	Group
	Banking	Markets	Management	structure	Businesses	Unit	Total	company	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance Sheet
Total assets	105,193	83,659	270	2,683	–	–	191,805	–	191,805
Capital expenditure incurred	178	7	4	–	–	–	189	–	189
Total liabilities	78,051	95,374	8,517	6,747	–	–	188,689	–	188,689

Average number of staff in the year	15,077	598	1,309	356	1,917	–	19,257	–	19,257

Included in the 2006 segmental operating income is an element of intercompany revenue. An analysis showing intercompany revenue and third party revenue by segment is shown below.

					Sold	Portfolio
	Retail	Financial	Wealth	Group	Life	Business
Intercompany	Banking	Markets	Management	Infrastructure	Businesses	Unit	Total
revenue	£m	£m	£m	£m	£m	£m	£m

Net interest income	(1,234)	695	445	94	–	–	–
Non-interest income	19	–	(21)	2	–	–	–

Total income	(1,215)	695	424	96	–	–	–

					Sold	Portfolio
	Retail	Financial	Wealth	Group	Life	Business
Third party	Banking	Markets	Management	Infrastructure	Businesses	Unit	Total
revenue	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,624	(679)	(354)	(363)	–	–	1,228
Non-interest income	555	601	125	(39)	–	–	1,242

Total income	3,179	(78)	(229)	(402)	–	–	2,470

				Group	Sold	Portfolio
	Retail	Financial	Wealth	Infra-	Life	Business		Inter-	Group
	Banking	Markets	Management	structure	Businesses	Unit	Total	company	Total
2005	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest and similar income	6,788	2,757	484	1,598	–	17	11,644	(6,225)	5,419
Interest expense and similar charges	(5,517)	(2,667)	(404)	(1,873)	–	(11)	(10,472)	6,225	(4,247)

Net interest income	1,271	90	80	(275)	–	6	1,172	–	1,172
Non-interest income	550	481	96	(5)	–	61	1,183	–	1,183

Total operating income	1,821	571	176	(280)	–	67	2,355	–	2,355

Administration expenses	(1,236)	(160)	(99)	(81)	–	(1)	(1,577)	–	(1,577)
Depreciation and amortisation	(66)	(125)	(3)	–	–	(1)	(195)	–	(195)

Total operating expenses	(1,302)	(285)	(102)	(81)	–	(2)	(1,772)	–	(1,772)

Impairment losses on loans and advances	(207)	(10)	(1)	–	–	–	(218)	–	(218)
Provisions for other liabilities and charges	3	–	(14)	–	–	8	(3)	–	(3)

Profit/(loss) on continuing operations before tax	315	276	59	(361)	–	73	362	–	362

Profit from discontinued operations after tax	–	–	–	–	166	–	166	–	166

Balance Sheet
Total assets	94,272	83,188	222	629	28,699	24	207,034	–	207,034
Capital expenditure incurred	185	143	–	–	1	–	329	–	329
Total liabilities	75,521	83,973	9,369	7,818	27,165	78	203,924	–	203,924

Average number of staff in the year	15,538	713	1,179	2,712	2,255	–	22,397	–	22,397

Financial Statements
Notes to the Financial Statements continued
Included in the 2005 segmental operating income is an element of intercompany revenue. An analysis showing intercompany revenue and third party revenue by segment is shown below.

					Sold	Portfolio
	Retail	Financial	Wealth	Group	Life	Business
Intercompany	Banking	Markets	Management	Infrastructure	Businesses	Unit	Total
revenue	£m	£m	£m	£m	£m	£m	£m

Net interest income	(1,246)	598	472	101	–	75	–
Non-interest income	15	–	(14)	(1)	–	–	–

Total income	(1,231)	598	458	100	–	75	–

					Sold	Portfolio
	Retail	Financial	Wealth	Group	Life	Business
Third party	Banking	Markets	Management	Infrastructure	Businesses	Unit	Total
revenue	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,517	(508)	(392)	(376)	–	(69)	1,172
Non-interest income	535	481	110	(4)	–	61	1,183

Total income	3,052	(27)	(282)	(380)	–	(8)	2,355

				Group	Sold	Portfolio
	Retail	Financial	Wealth	Infra-	Life	Business		Inter-
	Banking	Markets	Management	structure	Businesses	Unit	Total	company	Group Total
2004	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest and similar income	5,777	1,537	431	399	–	619	8,763	(3,183)	5,580
Interest expense and similar charges	(4,519)	(1,420)	(342)	(510)	–	(566)	(7,357)	3,183	(4,174)

Net interest income	1,258	117	89	(111)	–	53	1,406	–	1,406
Non-interest income	545	566	79	41	–	(107)	1,124	–	1,124

Total operating income	1,803	683	168	(70)	–	(54)	2,530	–	2,530

Administration expenses	(1,409)	(181)	(128)	(239)	–	(56)	(2,013)	–	(2,013)
Depreciation and amortisation	(136)	(198)	(3)	(18)	–	–	(355)	–	(355)

Total operating expenses	(1,545)	(379)	(131)	(257)	–	(56)	(2,368)	–	(2,368)

Impairment losses on loans and advances	(15)	(97)	–	–	–	87	(25)	–	(25)
Provisions for other liabilities and charges	(155)	–	–	(46)	–	–	(201)	–	(201)
Impairment recoveries on fixed asset investments	–	–	–	–	–	80	80	–	80

Profit / (loss) on continuing operations before tax	88	207	37	(373)	–	57	16	–	16

Loss from discontinued operations after tax	–	–	–	–	(82)	–	(82)	–	(82)

Balance Sheet
Total assets	94,457	48,303	255	6,273	28,053	7,392	184,733	–	184,733
Capital expenditure incurred	113	–	–	–	2	314	429	–	429
Total liabilities	84,748	51,386	9,159	6,277	26,435	3,008	181,013	–	181,013

Average number of staff in the year	17,737	1,029	1,297	2,102	3,106	–	25,271	–	25,271

Included in the 2004 segmental operating income is an element of intercompany revenue. An analysis showing intercompany revenue and third party revenue by segment is shown below.

					Sold	Portfolio
	Retail	Financial	Wealth	Group	Life	Business
Intercompany	Banking	Markets	Management	Infrastructure	Businesses	Unit	Total
revenue	£m	£m	£m	£m	£m	£m	£m

Net interest income	(1,095)	(988)	418	151	–	1,514	–
Non-interest income	21	(7)	(15)	3	–	(2)	–

Total income	(1,074)	(995)	403	154	–	1,512	–

					Sold	Portfolio
	Retail	Financial	Wealth	Group	Life	Business
Third party	Banking	Markets	Management	Infrastructure	Businesses	Unit	Total
revenue	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,353	1,105	(329)	(262)	–	(1,461)	1,406
Non-interest income	524	573	94	38	–	(105)	1,124

Total income	2,877	1,678	(235)	(224)	–	(1,566)	2,530

Financial Statements
Notes to the Financial Statements continued
b) By geographical region

	2006	2005	2004
	£m	£m	£m

Total Income
United Kingdom	2,370	2,352	2,488
Europe	88	(13)	45
United States	12	16	(3)

	2,470	2,355	2,530

Profit from continuing operations before tax
United Kingdom	376	357	15
Europe	47	1	7
United States	5	4	(6)

	428	362	16

Profit after tax
United Kingdom	7	405	(54)
Europe	59	12	3
United States	2	3	(3)

	68	420	(54)

Carrying amount of segment assets
United Kingdom	174,846	191,971	175,113
Europe	134	25	–
United States	16,825	15,038	9,620

	191,805	207,034	184,733

c) Other segmental disclosures on a management basis
IAS 14 requires that the amounts to be disclosed in the segmental analysis are presented on a statutory basis. However, IAS 14 permits additional segment disclosures to be presented on the basis used by Abbey’s Board to evaluate performance.
          Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments arise principally in the ongoing PFS businesses. The adjustments are:

>	Reorganisation and other costs – Comprise implementation costs in relation to the strategic change and cost reduction process, as well as certain remediation expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.
>	Depreciation of operating lease assets – The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.
>	Profit on sale of PFS subsidiaries – The profit on the sale of the asset management businesses is excluded from the results to allow management to understand the underlying performance of the business.
>	Hedging variances – As a consequence of the introduction of IFRS, the balance sheet and Income Statement are subject to volatility particularly from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.
>	One-off statutory IFRS adjustments – The conversion to IFRS resulted in the recognition of certain one-off items in 2004 including impairment charges. These items have been deducted from the results to allow management to understand the underlying performance of the business.
>	Proforma IFRS adjustments – Due to certain IFRS standards only being applicable from 1 January 2005, the 2004 statutory results only include the impact of IFRS which are required to be applied retrospectively in the preparation of the 2005 results. As a result, management reviews the 2004 results on a proforma basis, incorporating the impact of those prospective IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. The impact includes the treatment of interest income and fees and the reclassification of preference shares from shareholders equity to debt, but excludes the effect of accounting for derivatives under IAS 39 as no estimate of their effect can be made.
>	Capital charges – Comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively.
Also included within trading interest income in 2006 is £5,961m (2005: £6,225m, 2004: £3,183m) of inter-segment funding offset against interest expense.

Financial Statements
Notes to the Financial Statements continued

				Group	Sold	Portfolio
	Retail	Financial	Wealth	Infra-	Life	Business			Group
	Banking	Markets	Management	structure	Businesses	Unit	Total	Adjustments	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest income	6,447	2,393	439	2,434	–	–	11,713	(6,069)	5,644
Interest expense	(5,036)	(2,473)	(364)	(2,504)	–	–	(10,377)	5,961	(4,416)

Net interest income	1,411	(80)	75	(70)	–	–	1,336	(108)	1,228
Non-interest income	582	464	104	(34)	–	–	1,116	126	1,242

Total trading income	1,993	384	179	(104)	–	–	2,452	18	2,470

Administration expenses	(940)	(156)	(90)	(106)	–	–	(1,292)	(128)	(1,420)
Depreciation and amortisation	(62)	(1)	(3)	(3)	–	–	(69)	(146)	(215)

Total trading expenses	(1,002)	(157)	(93)	(109)	–	–	(1,361)	(274)	(1,635)

Impairment losses on loans and advances	(273)	27	–	(5)	–	–	(251)	(93)	(344)
Provisions for other liabilities and charges	–	–	(2)	–	–	–	(2)	(61)	(63)

Trading profit/(loss) before taxation	718	254	84	(218)	–	–	838	(410)	428

Adjust for:
Reorganisation expenses	(132)	(1)	(6)	(159)	–	–	(298)
Profit on sale of PFS subs	–	–	–	41	–	–	41
Hedging variances	(8)	7	–	(44)	–	–	(45)
Capital charges	(21)	96	16	(199)	–	–	(108)

Profit/(loss) from continuing operations before taxation	557	356	94	(579)	–	–	428

Loss from discontinued operations after tax	–	–	–	–	(245)	–	(245)

					Impairment	Provisions	Profit on
	Net	Non-		Depreciation	losses on	for other	continuing
	interest	interest	Administration	and	loans and	liabilities	ops before
	income	income	expenses	amortisation	advances	and charges	taxation
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation expenses	–	–	(128)	(16)	(93)	(61)	(298)
Depreciation on operating lease assets	–	130	–	(130)	–	–	–
Profit on sale of PFS subsidiaries	–	41	–	–	–	–	41
Hedging variances	–	(45)	–	–	–	–	(45)
Capital charges	(108)	–	–	–	–	–	(108)

	(108)	126	(128)	(146)	(93)	(61)	(410)

				Group	Sold	Portfolio
	Retail	Financial	Wealth	Infra-	Life	Business			Group
	Banking	Markets	Management	structure	Businesses	Unit	Total	Adjustments	Total
2005	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest income	6,846	2,643	471	1,822	–	20	11,802	(6,383)	5,419
Interest expense	(5,517)	(2,667)	(404)	(1,877)	–	(11)	(10,476)	6,229	(4,247)

Net interest income	1,329	(24)	67	(55)	–	9	1,326	(154)	1,172
Non-interest income	547	358	96	16	–	61	1,078	105	1,183

Total trading income	1,876	334	163	(39)	–	70	2,404	(49)	2,355

Administration expenses	(1,043)	(148)	(97)	(77)	–	(1)	(1,366)	(211)	(1,577)
Depreciation and amortisation	(63)	–	(3)	–	–	(1)	(67)	(128)	(195)

Total trading expenses	(1,106)	(148)	(100)	(77)	–	(2)	(1,433)	(339)	(1,772)

Impairment losses on loans and advances	(207)	(10)	(1)	–	–	–	(218)	–	(218)
Provisions for other liabilities and charges	3	–	(14)	–	–	8	(3)	–	(3)

Trading profit/(loss) before taxation	566	176	48	(116)	–	76	750	(388)	362

Adjust for:
Reorganisation expenses	(196)	(14)	(2)	(4)	–	–	(216)
Hedging variances	3	–	–	(21)	–	–	(18)
Capital charges	(58)	114	13	(220)	–	(3)	(154)

Profit/(loss) from continuing operations before taxation	315	276	59	(361)	–	73	362

Profit from discontinued operations after tax	–	–	–	–	166	–	166

Financial Statements
Notes to the Financial Statements continued

					Impairment	Provisions	Profit on
	Net	Non-		Depreciation	losses on	for other	continuing
	interest	interest	Administration	and	loans and	liabilities and	ops before
	income	income	expenses	amortisation	advances	charges	taxation
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation expenses	–	–	(211)	(5)	–	–	(216)
Depreciation on operating lease assets	–	123	–	(123)	–	–	–
Hedging variances	–	(18)	–	–	–	–	(18)
Capital charges	(154)	–	–	–	–	–	(154)

	(154)	105	(211)	(128)	–	–	(388)

				Group	Sold	Portfolio
	Retail	Financial	Wealth	Infra-	Life	Business			Group
	Banking	Markets	Management	structure	Businesses	Unit	Total	Adjustments	Total
2004	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest income	5,860	1,446	423	455	–	626	8,810	(3,230)	5,580
Interest expense	(4,519)	(1,420)	(342)	(510)	–	(565)	(7,356)	3,182	(4,174)

Net interest income	1,341	26	81	(55)	–	61	1,454	(48)	1,406
Non-interest income	427	360	79	62	–	(107)	821	303	1,124

Total trading income	1,768	386	160	7	–	(46)	2,275	255	2,530

Administration expenses	(1,224)	(161)	(123)	(18)	–	(56)	(1,582)	(431)	(2,013)
Depreciation and amortisation	(62)	(2)	(3)	(34)	–	–	(101)	(254)	(355)

Total trading expenses	(1,286)	(163)	(126)	(52)	–	(56)	(1,683)	(685)	(2,368)

Impairment losses on loans and advances	(20)	(22)	–	–	–	87	45	(70)	(25)
Provisions for other liabilities and charges	(155)	–	–	2	–	–	(153)	(48)	(201)
Amounts written off fixed asset investments	–	–	–	–	–	80	80	–	80

Trading profit / (loss) before taxation	307	201	34	(43)	–	65	564	(548)	16

Adjust for:
Reorganisation expenses	(154)	(75)	(5)	(269)	–	–	(503)
Proforma IFRS adjusts	80	–	–	97	–	(10)	167
One-off IFRS adjusts	(62)	(10)	–	(6)	–	–	(78)
Capital charges	(83)	91	8	(152)	–	2	(134)

Profit/(loss) from continuing operations before taxation	88	207	37	(373)	–	57	16

Loss from discontinued operations after tax	–	–	–	–	(82)	–	(82)

					Impairment	Provisions	Profit on
	Net	Non-		Depreciation	losses on	for other	continuing
	Interest	interest	Administration	and	loans and	liabilities	ops before
	income	income	expenses	amortisation	advances	and charges	taxation
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation expenses	–	45	(425)	–	(75)	(48)	(503)
Depreciation on operating lease assets	–	182	–	(182)	–	–	–
Proforma IFRS adjustments	86	76	–	–	5	–	167
One-off IFRS adjustments	–	–	(6)	(72)	–	–	(78)
Capital charges	(134)	–	–	–	–	–	(134)

	(48)	303	(431)	(254)	(70)	(48)	(548)

2. Net interest income

	Group

	2006	2005	2004
Interest and similar income:	£m	£m	£m

Loans and advances to banks	141	73	108
Loans and advances to customers	5,458	5,287	5,186
Other interest earning financial assets	45	59	286

Total interest and similar income	5,644	5,419	5,580

Financial Statements
Notes to the Financial Statements continued

	Group

	2006	2005	2004
Interest expense and similar charges:	£m	£m	£m

Deposits by banks	101	9	46
Deposits by customers	2,514	2,578	2,108
Debt securities in issue and other borrowed funds	1,269	1,175	1,241
Other interest bearing financial liabilities	532	485	779

Total interest expense and similar charges	4,416	4,247	4,174

Net interest income	1,228	1,172	1,406

3. Net fee and commission income

	Group

	2006	2005	2004
	£m	£m	£m

Fee and commission income:
Insurance	200	176	142
Banking fees	473	467	225
Fund management fees	116	108	88
Residential property	–	–	185

Total fee and commission income	789	751	640

Fee and commission expense:
Introducer fees	–	–	51
Other fees paid	90	107	63

Total fee and commission expense	90	107	114

Net fee and commission income	699	644	526

4. Net trading income

	Group

	2006	2005	2004
	£m	£m	£m

Securities	191	219	83
Interest rate, equity and credit derivatives	217	252	184

	408	471	267

The split between net trading income and fair value items within other operating income has been re-presented within the 2005 comparatives to align the treatment of expense on debt securities in issue held at fair value through profit or loss and income on loans held at fair value through profit or loss with the current year.
5. Other operating income, net

	Group

	2006	2005	2004
	£m	£m	£m

Loss on sale of investment securities	–	–	(167)
Profit on sale of subsidiary undertakings	41	60	46
Profit/(loss) on sale of fixed assets	1	4	(34)
Income from operating lease assets	243	231	311
Income on assets held at fair value through profit or loss	188	241	–
Expense on liabilities held at fair value through profit or loss	(261)	(318)	–
Losses on derivatives managed with assets and liabilities held at fair value through profit or loss	(27)	(100)	–
Other	(51)	(51)	174

	134	67	330

6. Administration expenses

	Group

	2006	2005	2004
	£m	£m	£m

Staff costs:
Wages and salaries	550	610	778
Social security costs	43	53	63
Pensions costs: – defined contribution plans	4	4	4
– defined benefit plans	51	92	105
Other personnel costs	118	97	(26)

	766	856	924
Property, plant and equipment expenses	204	189	183
Information technology expenses	157	100	113
Other administrative expenses	293	432	793

	1,420	1,577	2,013

Financial Statements
Notes to the Financial Statements continued
7. Depreciation and amortisation

	Group

	2006	2005	2004
	£m	£m	£m

Depreciation of property, plant and equipment excluding operating lease assets	85	72	132
Depreciation on operating lease assets	130	123	160
Amortisation and impairment of intangible fixed assets	–	–	6
Impairment of property, plant and equipment	–	–	35
Impairment of operating lease assets	–	–	22

	215	195	355

8. Audit and other services
The fees for audit and other services payable to the Company’s auditors, Deloitte & Touche LLP, are analysed as follows:

	Group

	2006	2005	2004
	£m	£m	£m

Audit fees:
Fees payable to the Company’s auditors for the audit of the Group’s annual accounts	1.7	1.1	0.9
Fees payable to the Company’s auditors and its associates for the audit of the Company’s subsidiaries pursuant to legislation	1.6	3.6	3.2

Total audit fees	3.3	4.7	4.1

Non-audit fees:
– Other services pursuant to legislation	1.7	2.1	2.1
– Tax services	0.1	–	0.1
– Other services	1.7	0.6	3.0

Total non-audit fees	3.5	2.7	5.2

Fees payable to the Company’s auditors for the audit of the Group’s annual accounts of £1.7m includes £0.6m related to the audit of entities that were disposed of during the year ended 31 December 2006. In prior years, fees relating to the audit of these entities were included in fees payable to the Company’s auditors and its associates for the audit of the Company’s subsidiaries pursuant to legislation.
          Fees payable to the Company’s auditors and its associates for the audit of the Company’s subsidiaries pursuant to legislation of £3.6m in 2005 includes £1.2m paid in 2006 relating to, but not accrued in, 2005.
          Other services pursuant to legislation relate to services carried out by the auditors in relation to statutory and regulatory filings of the Company and its associates. This category accords with the definition of “Audit fees” per U.S. Securities and Exchange Commission guidance. Tax services relate to compliance services on the Group’s tax affairs.
          Other services includes £0.4m (2005: nil) relating to consulting work and advice on accounting matters unrelated to the auditing of the accounts. This accords with the definition of “All other fees” per U.S. Securities and Exchange Commission guidance. The remaining £1.3m (2005: £0.6m) relates to advice on accounting matters and accords with the definition of “Audit related fees” per U.S. Securities and Exchange Commission guidance.
          No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditors during these years.
          A framework for ensuring auditors’ independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments by the Audit and Risk Committee. All services provided by the Group’s external auditors are either pre-approved or approved by the Committee.
9. Impairment losses/(recoveries) on loans and advances

	Group

	2006	2005	2004
	£m	£m	£m

Loans and advances to customers	385	255	77
Recoveries of loans and advances to customers	(41)	(37)	(52)

	344	218	25

10. Taxation expense

	Group

	2006	2005	2004
	£m	£m	£m

Current tax:
UK corporation tax on profit/(loss) of the year	41	121	(48)
Adjustments and reclassifications in respect of prior periods	120	(1)	8

Total current tax	161	120	(40)

Financial Statements
Notes to the Financial Statements continued

	Group

	2006	2005	2004
	£m	£m	£m

Deferred tax:
Current year	82	(20)	38
Adjustments and reclassifications in respect of prior periods	(128)	8	(10)

Total deferred tax	(46)	(12)	28

Tax on profit / (loss) for the year	115	108	(12)

Domestic income tax is calculated at 30% (2005: 30%, 2004: 30%) of the estimated assessable profits for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the parent as follows:

	Group

	2006	2005	2004
	£m	£m	£m

Profit before tax	428	362	16

Tax calculated at a tax rate of 30% (2005: 30%, 2004: 30%)	128	109	5
Non taxable gain on sale of subsidiary undertakings	(12)	(7)	(27)
Non deductible preference dividends paid	17	15	–
Effect of non-allowable provisions and other non-equalised items	(1)	44	6
Underlying tax relief on overseas dividends	–	(51)	–
Non-taxable dividend income	(5)	(7)	–
Amortisation and impairment of goodwill	–	(1)	–
Effect of non-UK profits and losses	(4)	(1)	6
Adjustment to prior year provisions	(8)	7	(2)

Income tax expense	115	108	(12)

In addition to the income tax expense charged to profit or loss, a deferred tax liability of £66m (2005: £46m asset, 2004: £21m asset) has been recognised in equity in the year. Further information about deferred income tax is presented in Note 28.
11. Profit / (loss) on ordinary activities after tax
The loss after tax of the Company attributable to the shareholders is £128m (2005 profit £691m, 2004 loss £284m). As permitted by Section 230 of the Companies Act 1985, the Company’s income statement has not been presented in these Consolidated Financial Statements.
12. Discontinued operations
The Company announced on 7 June 2006 that it had entered into an agreement to sell its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The sale completed in the third quarter of 2006. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. The life insurance businesses, which constitute the Sold Life Businesses segment, qualify as discontinued operations. The results, and loss on sale, of the discontinued operations were as follows:

	Group

	2006	2005	2004
	£m	£m	£m

Total income net of insurance claims	236	385	315
Total operating expenses	(73)	(151)	(217)
Impairment losses on intangible assets	(69)	–	(135)

Profit / (loss) of discontinued operations before tax	94	234	(37)
Taxation expense	(75)	(68)	(45)

Profit / (loss) of discontinued operations	19	166	(82)

Loss on sale of discontinued operations before and after tax	(264)	–	–

(Loss) / profit for the year from discontinued operations	(245)	166	(82)

Financial Statements
Notes to the Financial Statements continued
13. Cash and balances with central banks

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Cash in hand	334	362	334	362
Balances with central banks	554	629	554	8

	888	991	888	370

14. Trading assets

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Loans and advances to banks	9,757	7,013	–	–
Loans and advances to customers	19,993	18,125	–	–
Debt securities	29,810	31,554	–	–
Equity securities	2,754	1,539	–	–

	62,314	58,231	–	–

Debt securities can be analysed by type of issuer as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Issued by public bodies:
– Government securities	2,463	2,722	–	–
– Other public sector securities	–	350	–	–

	2,463	3,072	–	–
Issued by other issuers:
– Bank and building society certificates of deposit	10,839	18,647	–	–
Other debt securities	16,508	9,835	–	–

	29,810	31,554	–	–

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Debt securities:
– Listed UK	3,508	1,075	–	–
– Listed elsewhere	14,845	7,171	–	–
– Unlisted	11,457	23,308	–	–

	29,810	31,554	–	–

Equity securities:
– Listed UK	1,850	1,093	–	–
– Listed elsewhere	904	446	–	–

	2,754	1,539	–	–

15. Derivative financial instruments
All derivatives are required to be classified as held for trading and held at fair value through profit or loss. Derivatives are held for trading or for risk management purposes. Abbey chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.
Derivatives held for trading purposes
Financial Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities, Financial Market’s objectives are to gain value by:

>	Marketing derivatives to end users and hedging the resulting exposures efficiently; and
>	The management of trading exposure reflected on the Group’s balance sheet.
          Trading derivatives include interest rate, cross currency, equity, residential property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.
Derivatives held for risk management purposes
The main derivatives are interest rate and cross-currency swaps, which are used to hedge the Group’s exposure to interest rates and exchange rates. These risks are inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the relevant operations throughout the Group, including medium-term note issues, capital issues and fixed-rate asset purchases.

Financial Statements
Notes to the Financial Statements continued
          The table in the risk management report on page 47 summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.
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
          The fair values of derivative instruments held both for trading and hedging purposes are set out in the following tables. The tables below show the contract or underlying principal amounts, positive and negative fair values of derivatives analysed by contract. Contract or notional amounts indicate the volume of business outstanding at the balance date and do not represent amounts of risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates at the balance sheet date.
          Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship are classified as derivatives held for trading in the table below. Derivatives that have been designated as in a hedging relationship are classified as derivatives held for fair value hedging below.

	Group

	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
– Cross-currency swaps	11,745	182	372
– Foreign exchange swaps and forwards	3,620	1	88

	15,365	183	460

Interest rate contracts:
– Interest rate swaps	366,812	5,125	5,712
– Caps, floors and swaptions	42,244	628	555
– Futures (exchange traded)	3,286	86	–
– Forward rate agreements	68,250	19	20

	480,592	5,858	6,287

Equity and credit contracts:
– Equity index and similar products	23,262	1,026	2,337
– Equity index options (exchange traded)	5,282	438	220
– Credit default swaps and similar products	23,906	104	81

	52,450	1,568	2,638

Total derivative assets and liabilities held for trading	548,407	7,609	9,385

	Group

	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
– Cross-currency swaps	14,720	102	833
Interest rate contracts:
– Interest rate swaps	24,919	625	–

Total derivative assets and liabilities held for fair value hedging	39,639	727	833

Total recognised derivative assets and liabilities	588,046	8,336	10,218

	Company

	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
– Cross-currency swaps	829	22	36
Interest rate contracts:
– Interest rate swaps	41,535	190	130
– Caps, floors and swaptions	253	1	4

	41,788	191	134

Equity and credit contracts:
– Equity index and similar products	577	66	181

Total derivative assets and liabilities held for trading	43,194	279	351

Financial Statements
Notes to the Financial Statements continued

	Company

	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
– Cross-currency swaps	1,398	210	24
Interest rate contracts:
– Interest rate swaps	4,119	157	306

Total derivative assets and liabilities held for fair value hedging	5,517	367	330

Total recognised derivative assets and liabilities	48,711	646	681

	Group

	Contract/ notional	Fair value	Fair value
2005	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
– Cross – currency swaps	14,777	119	252
– Foreign exchange swaps and forwards	1,132	5	12

	15,909	124	264

Interest rate contracts:
– Interest rate swaps	400,418	9,273	9,187
– Caps, floors and swaptions	41,016	796	755
– Futures (exchange traded)	1,314	197	1
– Forward rate agreements	511	–	–

	443,259	10,266	9,943

Equity and credit contracts:
– Equity index and similar products	8,748	475	786
– Equity index options (exchange traded)	3,937	141	–
– Credit default swaps and similar products	21,283	108	99

	33,968	724	885

Total derivative assets and liabilities held for trading	493,136	11,114	11,092

	Group

	Contract/ notional	Fair value	Fair value
2005	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
– Cross – currency swaps	12,376	528	158
Interest rate contracts:
– Interest rate swaps	9,422	213	14

Total derivative assets and liabilities held for fair value hedging	21,798	741	172

Total recognised derivative assets and liabilities	514,934	11,855	11,264

	Company

	Contract/ notional	Fair value	Fair value
2005	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
– Cross – currency swaps	522	332	2
Interest rate contracts:
– Interest rate swaps	32,447	437	454
– Caps, floors and swaptions	523	3	1

	32,970	440	455

Equity and credit contracts:
– Equity index and similar products	334	71	163

Total derivative assets and liabilities held for trading	33,826	843	620

	Company

	Contract/ notional	Fair value	Fair value
2005	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
– Cross – currency swaps	1,658	181	–
Interest rate contracts:
– Interest rate swaps	7,128	203	3

Total derivative assets and liabilities held for fair value hedging	8,786	384	3

Total recognised derivative assets and liabilities	42,612	1,227	623

Financial Statements
Notes to the Financial Statements continued
Gains or losses arising from fair value hedges

	Group	Group	Company	Company
	2006	2005	2006	2005
	£m	£m	£m	£m

Gains/(losses):
On hedging instruments	(600)	20	(174)	41
On the hedged items attributable to hedged risk	610	(38)	182	(49)

Hedge ineffectiveness	10	(18)	8	(8)

The following table analyses derivatives held for fair value hedging purposes by remaining maturity:

	Group

	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2006	2006	2005	2005
Fair value hedging derivatives maturing:	£m	£m	£m	£m

In not more than one year	13,750	140	4,702	19
In more than one year but not more than five years	20,861	134	7,880	236
In more than five years	5,028	453	9,216	486

	39,639	727	21,798	741

	Company

	Contract or		Contract or
	underlying	Replacemen	underlying	Replacement
	principal	cost	principal	cost
	2006	2006	2005	2005
Fair value hedging derivatives maturing:	£m	£m	£m	£m

In not more than one year	254	–	534	19
In more than one year but not more than five years	1,727	66	5,210	77
In more than five years	3,536	301	3,042	288

	5,517	367	8,786	384

The following table analyses derivatives with positive market values held for trading purposes by remaining maturity before netting:

	Group

	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2006	2006	2005	2005
Trading derivatives maturing (before netting):	£m	£m	£m	£m

In not more than one year	161,929	1,596	112,930	993
In more than one year but not more than five years	205,890	1,388	208,560	3,285
In more than five years	180,588	4,625	171,646	6,836

	548,407	7,609	493,136	11,114

	Company

	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2006	2006	2005	2005
Trading derivatives maturing (before netting):	£m	£m	£m	£m

In not more than one year	2,366	15	306	15
In more than one year but not more than five years	16,393	92	14,498	142
In more than five years	24,435	172	19,022	686

	43,194	279	33,826	843

16. Financial assets designated at fair value

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Loans and advances to banks	37	1,639	–	–
Loans and advances to customers	5,353	4,406	66	790
Debt securities	3,323	12,882	–	–
Equity securities	–	11,670	–	–

	8,713	30,597	66	790

Financial Statements
Notes to the Financial Statements continued
Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis. The following assets have been designated at fair value through profit or loss:

(a)	Loans and advances to customers, representing loans secured on residential lending to housing associations. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.

(b)	Debt securities in issue representing holdings of asset-backed securities. They are managed, and their performance is evaluated, on a fair value basis in accordance with a documented investment strategy and information about them is provided internally on that basis to the Group’s key management personnel. In 2005 the debt and equity securities were held by the life insurance businesses to back the actuarial liabilities of those businesses. These would otherwise have been classified as available for sale and measured at fair value through equity with the associated liabilities classified as and measured at amortised cost.
The maximum exposure to credit risk on the financial assets held at fair value through profit or loss at the balance sheet date was £8,091m (2005: £5,886m) for the Group and £65m (2005: £760m) for the Company. The maximum exposure was mitigated by the Group having a charge over the residential properties in respect of lending to housing associations. Of the movement in the fair value of the loans and advances to banks an immaterial amount, both cumulatively and in the period, was due to changes in credit spreads. This is due to the loans and advances to banks being short-term cash deposits and the loans and advances to customers being residential lending to housing associations.
          Debt securities can be analysed by type of issuer as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Issued by public bodies:
– Government securities	–	2,894	–	–
– Other public sector securities	–	417	–	–

	–	3,311	–	–
Issued by other issuers:
– Bank and building society certificates of deposit	15	841	–	–
Other debt securities	3,308	8,730	–	–

	3,323	12,882	–	–

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Debt securities:
– Listed UK	–	9,065	–	–
– Listed elsewhere	2,725	2,860	–	–
– Unlisted	598	957	–	–

	3,323	12,882	–	–

Equity securities:
– Listed UK	–	10,918	–	–
– Listed elsewhere	–	668	–	–
– Unlisted	–	84	–	–

	–	11,670	–	–

17. Loans and advances to banks

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Placements with other banks	728	444	295	293
Amounts due from parent	1,514	–	1,500	–
Amounts due from subsidiaries	–	–	39,916	32,716

	2,242	444	41,711	33,009

	Group		Company

	2006	2005	2006	2005
Repayable:	£m	£m	£m	£m

On demand	294	109	1,210	7,673
In not more than 3 months	194	334	3,109	284
In more than 3 months but not more than 1 year	15	1	691	–
In more than 1 year but not more than 5 years	239	–	22,129	25,000
In more than 5 years	1,500	–	14,572	52

	2,242	444	41,711	33,009

Financial Statements
Notes to the Financial Statements continued
The loans and advances to banks in the above table have the following interest rate structures:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Fixed rate	482	32	13,404	25,056
Variable rate	1,595	220	28,154	7,767
Non-interest bearing	165	192	153	186

	2,242	444	41,711	33,009

18. Loans and advances to customers

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Advances secured on residential properties	96,918	90,098	96,899	90,072
Corporate loans	353	–	7	–
Finance leases	1	3	1	3
Other secured advances	2,306	1,884	2,185	1,659
Other unsecured advances	4,104	3,876	4,103	3,763
Amounts due from subsidiaries	–	–	677	186

Loans and advances to customers	103,682	95,861	103,872	95,683

Less: loan loss allowances	536	394	623	453

Loans and advances to customers, net of loan loss allowances	103,146	95,467	103,249	95,230

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Repayable:
On demand	635	2,398	1,219	2,355
In no more than 3 months	1,865	149	1,477	132
In more than 3 months but not more than a year	2,362	2,216	2,432	2,171
In more than 1 year but not more than 5 years	13,178	12,005	13,129	11,956
In more than 5 years	85,642	79,093	85,615	79,069

Loans and advances to customers	103,682	95,861	103,872	95,683

Less: loan loss allowances	536	394	623	453

Loans and advances to customers, net of loan loss allowances	103,146	95,467	103,249	95,230

The loans and advances to customers in the above table have the following interest rate structures:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Fixed rate	35,398	26,644	35,141	26,513
Variable rate	68,284	69,217	68,731	69,170
Less: loan loss allowances	536	394	623	453

	103,146	95,467	103,249	95,230

Interest income recognised on impaired loans amounted to £32m (2005: £31m).
Movement in loan loss allowances:

	Loans
	secured
	on			Other	Other
	residential	Corporate	Finance	secured	unsecured
	property	loans	leases	advances	advances	Total
Group	£m	£m	£m	£m	£m	£m

As at 1 January 2006	56	–	3	123	212	394

Charge/(release) to the income statement	60	–	–	(22)	348	386
Write offs	(11)	–	(2)	(25)	(206)	(244)

At 31 December 2006	105	–	1	76	354	536

As at 1 January 2005	52	–	3	147	225	427
Charge/(release) to the income statement	9	–	(1)	12	235	255
Write offs	(5)	–	1	(36)	(248)	(288)

At 31 December 2005	56	–	3	123	212	394

Financial Statements
Notes to the Financial Statements continued

	Loans secured	Amounts		Other	Other
	on residential	due from	Finance	secured	unsecured
	property	subsidiaries	leases	advances	advances	Total
Company	£m	£m	£m	£m	£m	£m

As at 1 January 2006	48	186	3	6	210	453
Charge/(release) to the income statement	60	(25)	–	1	374	410
Write offs	(3)	–	(2)	(3)	(232)	(240)

At 31 December 2006	105	161	1	4	352	623

As at 1 January 2005	43	183	3	5	223	457
Charge/(release) to the income statement	11	3	(1)	2	227	242
Write offs	(6)	–	1	(1)	(240)	(246)

At 31 December 2005	48	186	3	6	210	453

During the year, with respect to unsecured loan books no longer open to new business, the maturity of the books enabled management to refine the estimates of the likelihood of the assets leading to loss and the loss thereby incurred.
          Loans and advances to customers include finance lease receivables.

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Gross investment in finance leases:
No later than 3 months	–	1	–	1
Later than 3 months and no later than 1 year	1	1	1	1
Later than 1 year and no later than 5 years	–	1	–	1

	1	3	1	3
Less:
Unearned future finance income on finance leases	–	–	–	–
Provisions allowance for impairment	(1)	(3)	(1)	(3)

Net investment in finance leases	–	–	–	–

19. Securitisation of assets
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
          In August and December 2006, Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of £7.4bn was acquired through borrowing from Holmes Financing (No. 10) plc and Holmes Master Issuer plc, which funded its advance to Holmes Funding Limited, through the issue of mortgage backed securities. It is intended that any future issues will be made from Holmes Master Issuer plc. In July 2006 and October 2006 the remaining mortgage backed securities in issue in Holmes Financing (No. 3) plc, Holmes Financing (No. 4) plc and Holmes Financing (No. 5) plc were redeemed. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £14.0bn at 31 December 2006.

Financial Statements
Notes to the Financial Statements continued
The balances of assets securitised and non-recourse finance at 31 December 2006 were as follows:

		Gross assets	Non-recourse
		securitised	finance
Securitisation company	Closing date of securitisation	£m	£m

Holmes Financing (No. 1) plc	26 July 2000	904	904
Holmes Financing (No. 2) plc	29 November 2000	334	334
Holmes Financing (No. 6) plc	7 November 2002	1,797	2,077
Holmes Financing (No. 7) plc	26 March 2003	853	1,014
Holmes Financing (No. 8) plc	1 April 2004	2,003	2,890
Holmes Financing (No. 9) plc	8 December 2005	2,779	2,779
Holmes Financing (No. 10) plc	8 August 2006	3,420	3,929
Holmes Master Issuer plc	28 November 2006	3,063	3,460
Beneficial interest in Holmes Trustees Limited		13,986	–

		29,139	17,387

The gross assets securitised represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the securitisation companies. The beneficial interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.
          The securitisation vehicles have placed deposits totalling £2.3bn representing cash, which has been accumulated to finance the redemption of a number of securities issued by the securitisation companies. The securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.
          Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.
          A summarised aggregated income statement for the years ended 31 December 2006, 2005 and 2004 and a summarised aggregated balance sheet at 31 December 2006 and 2005 for the above companies are set out below:
Income statement for the year ended 31 December

	Securitisation companies

	2006	2005	2004
	£m	£m	£m

Net interest income	21	22	15
Other operating income	67	(50)	(9)
Administrative expenses	–	(2)	(1)
Impairment (losses)/recoveries on loans and advances	(4)	(3)	19
Taxation expense	(25)	9	(3)

Profit/(loss) for the year	59	(24)	21

Balance sheet as at 31 December

	Securitisation companies

	2006	2005
	£m	£m

Derivative financial instruments	169	321
Loans and advances to banks	2,767	928
Loans and advances to customers	15,189	15,042
Other assets	3	8

Total assets	18,128	16,299

Deposits by banks	410	206
Derivative financial instruments	712	158
Debt securities in issue	16,941	15,950
Other liabilities	23	2

Total liabilities	18,086	16,316
Retained earnings	42	(17)

Total liabilities and equity	18,128	16,299

In addition, in 2006 £1.0bn (2005: £1.9bn) was raised from one issue (2005: two issues) from Abbey’s 12.0bn euro covered bond programme established in 2005. The covered bonds are secured by a pool of ring-fenced residential mortgages. The covered bond issues are not included in the tables above.
20. Available for sale securities

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Debt securities	8	–	8	270
Equity securities	15	13	4	2

	23	13	12	272

Financial Statements
Notes to the Financial Statements continued
Maturities of debt securities:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Due in one year but not more than 5 years	8	–	8	–
Due in more than 10 years	–	–	–	270

	8	–	8	270

All debt securities in issue are unlisted, have fixed coupons and comprise other debt securities issued by non-public bodies.
Equity securities can be analysed by listing status as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Equity securities:
– Listed UK	13	12	1	1
– Listed elsewhere	1	–	2	–
– Unlisted	1	1	1	1

	15	13	4	2

Equity securities do not bear interest.
The movement in available for sale securities may be summarised as follows:

	Group	Company
	£m	£m

At 1 January 2006	13	272
Additions	9	9
Disposals (sale and redemption)	–	(269)
Movement in fair value	1	–

At 31 December 2006	23	12

	Group	Company
	£m	£m

At 1 January 2005	11	379
Additions	2	–
Disposals (sale and redemption)	–	(100)
Exchange differences on monetary assets	–	(7)

At 31 December 2005	13	272

21. Investment in subsidiary undertakings

	2006	2005
	Net book value	Net book value
	£m	£m

Banks	2,974	2,974
Other	1,952	5,716

	4,926	8,690

The movement in shares in Group undertakings was as follows:

	Company

	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2006	9,895	(1,205)	8,690
Additions	54	(2)	52
Disposals	(4,801)	965	(3,836)
Write-back of impairments	–	20	20

At 31 December 2006	5,148	(222)	4,926

	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2005	9,962	(1,712)	8,250
Additions	1	(34)	(33)
Disposals	(68)	–	(68)
Write-back of impairments	–	541	541

At 31 December 2005	9,895	(1,205)	8,690

Financial Statements
Notes to the Financial Statements continued
The Company announced on 7 June 2006 that it had entered into an agreement to sell its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The sale completed in the third quarter of 2006. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.
          On 31 December 2006, the Company sold its entire asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander Central Hispano, S.A.. The asset management companies sold were Abbey National Asset Managers Limited, Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited and Inscape Investments Limited.
          In 2005, Scottish Mutual Pensions Limited paid a £67m dividend out of capital. As a result, Abbey National plc’s investment in Scottish Mutual Pensions Limited reduced by £67m. Abbey National Independent Financial Consultants Limited was dissolved during 2005 making up the remaining £1m of disposals.
          The write-back of impairments of shares in Group undertakings in 2005 included: Abbey National Treasury Services plc £492m, Cater Tyndall Limited £23m, Scottish Mutual International Holdings £18m, and Inscape Investments Limited £4m. This was offset by impairment of shares in Group undertakings, which include the following: Scottish Mutual Pensions Limited £12m, Abbey National Business Equipment Leasing Limited £10m, Key Investments Limited £2m, and Abbey National Business Leasing (Holdings) Limited £2m. These impairments are only in the Abbey National plc accounts and do not affect the consolidated accounts.
          Investments in subsidiaries are held at cost subject to impairment. The following table details significant group undertakings sold in the year and the consideration received.

Company disposed of		Gross consideration

Scottish Mutual Assurance plc	)	£3.6bn
Scottish Provident Limited	)
Abbey National Life plc	)
Scottish Mutual International plc	)
Scottish Provident International Life Assurance Limited	)

Abbey National Asset Managers Limited		£10m

Abbey National PEP & ISA Managers Limited		£71m

Abbey National Unit Trust Managers Limited		£16m

Inscape Investments Limited		£37m

The principal subsidiaries of Abbey National plc at 31 December 2006 are shown below, all of which are unlisted. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 231(5) of the Companies Act 1985, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 231(6)(b) Companies Act 1985.

			Country of incorporation
Principal subsidiary	Nature of business	% Interest held	or registration

Abbey National Treasury Services plc	Treasury operations	100%	England & Wales
Abbey National International Limited*	Personal finance	100%	Jersey
Cater Allen International Limited*	Securities financing	100%	England & Wales
Abbey National North America LLC*	Funding	100%	United States
Abbey National Securities Inc*	Securities financing	100%	United States
Porterbrook Leasing Company Limited*	Leasing	100%	England & Wales

*	Held indirectly through subsidiary companies.
All the above companies are included in the Consolidated Financial Statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US and the Cayman Islands. Abbey National plc has branches in the Isle of Man and Northern Ireland. Abbey National International Limited has a branch in the Isle of Man.
22. Investment in associated undertakings
The movement in interests in associated undertakings was as follows:

	Group	Company

	£m	£m

At 1 January 2006	24	24
Additional investment	19	19
Capital reduction	(18)	(18)
Dividends received	(3)	–

At 31 December 2006	22	25

Financial Statements
Notes to the Financial Statements continued

	Group	Company

	2005	2005
	£m	£m

At 1 January 2005	25	19
Additional investment	5	5
Share of results	(2)	–
Share of tax	(1)	–
Dividends received	(3)	–

At 31 December 2005	24	24

The principal associated undertakings at 31 December 2006 were:

	Country of	Assets	Liabilities	Income	Expense	% interest
Name and nature of business	incorporation	£m	£m	£m	£m	held

PSA Finance plc, personal finance	England and Wales	7	(3)	(6)	2	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	400	(360)	(28)	32	49.9

The principal associated undertakings at 31 December 2005 were:

	Country of	Assets	Liabilities	Income	Expense	% interest
Name and nature of business	incorporation	£m	£m	£m	£m	held

PSA Finance plc, personal finance	England and Wales	44	(3)	(4)	6	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	48	(41)	(3)	7	49.9

All associated undertakings are unlisted and have a year-end of 31 December. PSA Finance plc has a branch registered in Northern Ireland.
23. Intangible assets
a) Goodwill

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Cost
At 1 January	776	776	–	–
Disposals	(664)	–	–	–

At 31 December	112	776	–	–

Accumulated impairment
At 1 January	640	640	–	–
Impairment losses	46	–	–	–
Disposals	(664)	–	–	–

At 31 December	22	640	–	–

Net book value	90	136	–	–

Impairment of Goodwill
During 2006 there was an impairment of goodwill of £46m (2005: nil, 2004: £7m). In 2006, the impairment was recognised upon classification of the life insurance businesses as held for sale on announcement of the sale in June 2006. Impairment testing in respect of goodwill is performed annually and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount: the higher of the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre -tax basis.
          The following cash-generating units include in their carrying value goodwill that is a significant proportion of total goodwill reported by Abbey. These cash-generating units do not carry on their balance sheet any intangible assets with indefinite useful lives, other than goodwill.

		Goodwill

Significant		2006	2005	2004		Key	Discount	Growth
Business Division	Cash Generating Unit	£m	£m	£m	Basis of valuation	assumptions	rate	rate

Retail Banking	Cater Allen Private Bank	90	90	90	Value in use: cash flow	3 year plan	6.6%	2.3%
Sold Life Businesses	Sold Life Businesses	–	46	46	Value in use: cash flow	Budget	7.0%	5.0%

Financial Statements
Notes to the Financial Statements continued
b) Other intangibles

	Group

	Trademarks	Distribution channels	Total
	£m	£m	£m

Cost
At 1 January 2006	24	235	259
Disposals	(24)	(235)	(259)

At 31 December 2006	–	–	–

Accumulated amortisation / impairment
At 1 January 2006	5	219	224
Impairment losses	18	15	33
Charge for the year	1	1	2
Disposals	(24)	(235)	(259)

At 31 December 2006	–	–	–

Net book value	–	–	–

	Group

	Trademarks	Distribution channels	Total
	£m	£m	£m

Cost
At 1 January and 31 December 2005	24	235	259

Accumulated amortisation / impairment
At 1 January 2005	4	216	220
Charge for the year	1	3	4

At 31 December 2005	5	219	224

Net book value	19	16	35

In 2006, Abbey sold its entire life insurance business to which the trademarks and distribution channels above related. In 2004, impairment in the value of distribution channels was recognised due to the expectation of reduced profitability in a competitive UK protection market through the independent financial adviser channels in place at the date of Scottish Provident’s acquisition.
24. Value of in-force business

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

At 1 January	1,721	1,777	–	–
Changes in value of in-force business	(96)	(56)	–	–
Disposals	(1,625)	–	–	–

At 31 December	–	1,721	–	–

25. Property, plant and equipment (excluding operating lease assets)

	Group

	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2006	46	1,043	347	1,436
Additions	15	71	103	189
Disposals	(6)	(682)	(189)	(877)

At 31 December 2006	55	432	261	748

Accumulated depreciation:
At 1 January 2006	12	850	260	1,122
Depreciation charge for the year	5	77	3	85
Disposals	(3)	(682)	(189)	(874)

At 31 December 2006	14	245	74	333

Net book value	41	187	187	415

Financial Statements
Notes to the Financial Statements continued

	Group

	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2005	50	1,018	265	1,333
Additions	14	92	84	190
Disposals	(18)	(67)	(2)	(87)

At 31 December 2005	46	1,043	347	1,436

Accumulated depreciation:
At 1 January 2005	10	804	257	1,071
Depreciation charge for the year	3	64	5	72
Disposals	(1)	(18)	(2)	(21)

At 31 December 2005	12	850	260	1,122

Net book value	34	193	87	314

In 2004 Abbey reviewed its computer software for impairments. The majority of amounts previously capitalised were disposed/impaired following the Banco Santander Central Hispano, S.A. acquisition.

	Company

	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2006	38	1,017	199	1,254
Additions	15	66	98	179
Disposals	(6)	(677)	(110)	(793)

At 31 December 2006	47	406	187	640

Accumulated depreciation:
At 1 January 2006	9	834	113	956
Depreciation charge	4	73	2	79
Disposals	(3)	(677)	(110)	(790)

At 31 December 2006	10	230	5	245

Net book value	37	176	182	395

	Company

	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2005	31	991	115	1,137
Additions	12	89	84	185
Disposals	(5)	(63)	–	(68)

At 31 December 2005	38	1,017	199	1,254

Accumulated depreciation:
At 1 January 2005	7	789	110	906
Depreciation charge	3	60	3	66
Disposals	(1)	(15)	–	(16)

At 31 December 2005	9	834	113	956

Net book value	29	183	86	298

At 31 December 2006 capital expenditure contracted, but not provided for was £7m (2005: £17m, 2004: £13m) in respect of property, plant and equipment.
26. Operating lease assets

	Group

	2006	2005
	£m	£m

Cost
At 1 January	3,252	3,275
Additions	41	139
Disposals	(18)	(162)

At 31 December	3,275	3,252

Depreciation and impairment
At 1 January	1,080	1,000
Charge for the year	130	123
Disposals	(17)	(43)

At 31 December	1,193	1,080

Net book value	2,082	2,172

Financial Statements
Notes to the Financial Statements continued
Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group

	2006	2005
	£m	£m

In no more than 1 year	228	253
In more than 1 year but no more than 5 years	636	581
In more than 5 years	338	286

	1,202	1,120

Contingent rents recognised as income	–	–

Capital expenditure which has been contracted, but not provided for in the financial statements	93	81

The operating lease assets of the Group consist of trains and related assets. The Company has no operating lease assets.
27. Investment property

Group
£m

At 1 January 2005	1,228
Net losses from fair value adjustments	(127)
Disposals	(1,101)

At 31 December 2005	–

In 2005, following a review of the investment strategy for the with-profit funds, management decided to stop investing in direct holdings of investment property. Consequently, the entire portfolio of investment property was sold to third parties.
28. Deferred tax
Deferred income taxes are calculated on temporary differences under the liability method using an effective tax rate of 30% (2005: 30%, 2004: 30%).
          The movement on the deferred tax account is as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

At 1 January	(90)	(563)	702	494
Tax effect of adopting IAS 32, IAS 39 and IFRS 4	–	136	–	146
Income statement charge – continuing	46	12	109	17
Income statement charge – discontinued	(56)	–	–	–
Charged to equity	(66)	46	(54)	45
Disposal of subsidiary undertaking	406	279	(10)	–

At 31 December	240	(90)	747	702

Deferred tax assets and liabilities are attributable to the following items:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Deferred tax liabilities
Accelerated tax depreciation	(483)	(489)	–	–
Other temporary differences	(81)	(397)	–	–

	(564)	(886)	–	–

Deferred tax assets
Pensions and other post retirement benefits	310	414	310	372
Accelerated book depreciation	64	35	58	24
IAS 32 & IAS 39 transitional adjustments	158	108	110	146
Other temporary differences	78	150	75	71
Tax losses carried forward	194	89	194	89

	804	796	747	702

The aggregate current and deferred tax relating to items charged or credited to equity is:

	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Pensions and other post retirement benefits	309	398	352	309	363	318

The deferred tax assets scheduled above have been recognised in both the Company and the Group on the evidence that sufficient future taxable profits are forecast within the foreseeable future to allow for the utilisation of the assets as they reverse.

Financial Statements
Notes to the Financial Statements continued
The benefit of the tax losses carried forward in Abbey National plc may only be realised by utilisation against the future taxable profits of the Company.
          The deferred tax charge in the income statement comprises the following temporary differences:

	Group

	2006	2005	2004
	£m	£m	£m

Accelerated tax depreciation	36	(83)	21
Pensions and other post-retirement benefits	(27)	7	–
Allowances for loan losses	–	–	(23)
Other provisions	(42)	(1)	(1)
Tax loss carry forwards	105	89	–
Other temporary differences	(26)	–	(25)

	46	12	(28)

At the balance sheet date the aggregate amount of the temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £58m (2005: £69m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the future.
29. Other assets

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Trade and other receivables	2,341	1,749	597	404
Prepayments	46	336	41	37
Accrued income	14	8	–	–
Reinsurance assets	–	1,293	–	–
General insurance assets	106	617	106	112

	2,507	4,003	744	553

30. Deposits by banks

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Items in the course of transmission	363	248	354	242
Sale and repurchase agreements	251	–	–	–
Other deposits	6,042	5,369	60,769	48,025

	6,656	5,617	61,123	48,267

Repayable:
On demand	102	845	36,374	22,813
In not more than 3 months	6,554	4,767	376	270
In more than 3 months but not more than 1 year	–	3	273	182
In more than 1 year but not more than 5 years	–	–	20,385	25,000
In more than 5 years	–	2	3,715	2

	6,656	5,617	61,123	48,267

31. Deposits by customers

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Retail deposits	63,994	62,775	56,695	56,074
Amounts due to subsidiaries	–	–	21,968	22,125
Wholesale deposits by customers	2,525	3,114	1,441	1,089

	66,519	65,889	80,104	79,288

Repayable:
In no more than 3 months	62,578	62,531	59,709	64,535
In more than 3 months but no more than 1 year	2,279	2,464	1,617	1,017
In more than 1 year but no more than 5 years	1,267	546	4,060	2,047
In more than 5 years	395	348	14,718	11,689

	66,519	65,889	80,104	79,288

Contracts involving the receipt of cash on which customers received an index linked return are accounted for in substance as equity index linked deposits. Retail deposits and wholesale deposits by customers are interest-bearing.

Financial Statements
Notes to the Financial Statements continued
32. Trading liabilities

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Deposits by banks	30,099	21,861	–	–
Deposits by customers	11,139	9,591	–	–
Short positions in securities	4,600	7,629	–	–
Debt securities in issue	11,766	13,583	–	–

	57,604	52,664	–	–

33. Other financial liabilities at fair value through profit or loss

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Debt securities in issue	8,151	7,948	–	–

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
          No material amount of the movements in the fair value of the above debt securities in issue reflects any element of the Group’s own credit risk. The amount that would be required to be contractually paid at maturity of the debt securities in issue above is £113m (2005: £388m) higher than the carrying value.
34. Debt securities in issue

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Bonds and medium term notes	23,149	21,252	–	–
Other debt securities in issue	5,849	24	4	4

	28,998	21,276	4	4

A breakdown, by issue currency, of the above is as follows:

			Group	Company

	Interest Rate	Maturity	2006	2006
			£m	£m

Euro	0.00% – 1.99%	2007-2010	673	–
		2011-2040	1,081	–

	2.00% – 3.99%	2007-2010	674	–
		2011-2019	1,356	–
		2020-2029	503	–
		2030-2040	542	–

	5.00% – 6.87%	2007-2010	894	–
		2020-2029	1,346	–
		2030-2040	989	–

US Dollar	0.00% – 1.99%	2007-2010	6,205	–

	5.00% – 6.87%	2007-2010	1,165	–
		2011-2019	2,662	–
		2020-2029	1,000	–
		2040	2,559	–

Pounds Sterling	0.00% – 4.99%	2007-2019	753	4

	5.00% – 5.99%	2007-2010	1,090	–
		2011-2019	1,470	–
		2020-2029	405	–
		2030-2040	3,374	–

	6.00% – 6.87%	2007-2040	143	–

Other currencies	0.00% – 5.99%	2007-2010	114	–

			28,998	4

Financial Statements
Notes to the Financial Statements continued
35. Other borrowed funds

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

£300m Step Up Callable Perpetual Reserve Capital Instruments	309	359	309	359
$500m Tier One Perpetual Subordinated Debt Instruments	247	292	247	292
£175m Fixed/ Floating Rate Tier One Preferred Income Capital Securities	182	182	182	182
$1,000m Non-Cumulative Trust Preferred Securities	573	792	–	–
£325m Sterling Preference Shares	344	342	344	342
$450m US Dollar Preference Shares	–	277	–	277

	1,655	2,244	1,082	1,452

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
$500m Tier One Perpetual Subordinated Debt Securities
The Tier One Perpetual Subordinated Debt Securities were issued on 8 August 2002 by Abbey National plc. The Securities have no maturity date. However, Abbey National plc has the option to redeem the Securities in whole, but not in part, on 15 September 2007 or on each coupon payment date thereafter.
          The Securities bear interest at a rate of 7.375% per annum, payable in US dollars quarterly in arrears.
£175m Fixed/ Floating Rate Tier One Preferred Income Capital Securities
The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by Abbey National plc. The Tier One Preferred Income Capital Securities are redeemable by Abbey National plc in whole but not in part on 9 February 2018 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority.
          The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears. The Reserve Capital Instruments, Tier One Perpetual Subordinated Debt Instruments and Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed.
          Interest payments may be deferred, but Abbey National plc may not declare or pay dividends on or redeem or repurchase any junior securities until Abbey National plc next make a scheduled payment on the Reserve Capital Instruments, Tier One Perpetual Subordinated Debt Instruments and Tier One Preferred Income Capital Securities.
          The Reserve Capital Instruments, Tier One Perpetual Subordinated Debt Instruments and Tier One Preferred Income Capital Securities are unsecured securities of Abbey National plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National plc loan capital. Upon the winding up of Abbey National plc, the holder of each Reserve Capital Instruments, Securities and Tier One Preferred Income Capital will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Abbey National plc then in issue and in priority to all other Abbey shareholders.
$1,000m Non-Cumulative Trust Preferred Securities
Abbey National Capital Trust I, Abbey National Capital Trust II, Abbey National Capital LP I and Abbey National Capital LP II are each 100% owned finance subsidiaries of Abbey National plc. Abbey National Capital Trust I and Abbey National Capital Trust II have registered trust preferred securities, and Abbey National Capital LP I and Abbey National Capital LP II have registered partnership preferred securities, for issuance in the US. Abbey National Capital Trust I and Abbey National Capital Trust II each serve solely as passive vehicles holding the partnership preferred securities issued by Abbey National Capital LP I and Abbey National Capital LP II, respectively, and each has passed all the rights relating to such partnership preferred securities to the holders of the issued trust preferred securities. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Abbey National plc. Abbey National Capital Trust I has issued to the public US $1,000,000,000 of 8.963% Non-Cumulative Trust Preferred Securities. There are no significant restrictions on the ability of Abbey National plc to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US dollar LIBOR rate for the relevant distribution period.

Financial Statements
Notes to the Financial Statements continued
          The trust preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.
          On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security, a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.
          The trust preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of Abbey National plc.
£325m Sterling Preference Shares

Size of shareholding	Shareholders	Preference shares of £1 each

1–100	2	121
101–1,000	39	29,069
1,001+	1,671	324,970,810

	1,712	325,000,000

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
$450m US Dollar Preference Shares
Holders of the US dollar preference shares issued on 8 November 2001 were entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at the fixed rate of US$1.84375 per share annually (or 7.375% of the US$25 offer price).
          The US dollar preference shares were redeemable, in whole or in part, at the option of Abbey at any time and from time to time after five years and one day after the date of original issue. The call feature on all of the outstanding US dollar denominated preference shares was triggered on 24 October 2006 and those shares were called on 9 November 2006. As at 31 December 2006 Abbey therefore had no US dollar denominated preference shares outstanding. On a return of capital or on a distribution of assets on a winding up, the US dollar preference shares would have ranked pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company. On such a return of capital or winding up, each US dollar preference share would have, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carried the right to receive an amount equal to $25, payable in US dollars together with any accrued and unpaid dividends at that time.
          Other than as set out above, no US dollar preference share conferred any right to participate in a return of capital or a distribution of assets of the Company.
          Holders of the US dollar preference shares were not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the US dollar preference shares or if the dividend on the US dollar preference shares had not been paid in full for the six consecutive quarters immediately prior to the relevant general meeting.
          In any such case, the US dollar preference shareholders were entitled to receive notice of and attend the general meeting at which such resolution was proposed and would have been entitled to speak and vote on such a resolution but not on any other resolution.

Financial Statements
Notes to the Financial Statements continued
36. Subordinated Liabilities

	Group		Company

	2006	2005	2006	2005
Dated subordinated liabilities:	£m	£m	£m	£m

10.75% Subordinated bond 2006	–	105	–	105
5.00% Subordinated bond 2009 (€511.3m)	362	381	362	381
4.625% Subordinated notes 2011 (€500m)	349	372	349	372
10.125% Subordinated guaranteed bond 2023	230	232	–	–
11.50% Subordinated guaranteed bond 2017	217	221	–	–
11.59% Subordinated loan stock 2017	–	–	213	150
10.18% Subordinated loan stock 2023	–	–	204	150
7.57% Subordinated notes 2029 (US $1,000m)	578	606	578	606
6.50% Subordinated notes 2030	167	154	167	154
8.9% Subordinated notes 2030 (US $1,000m)	–	–	573	792
7.25% Subordinated notes 2021	–	200	–	–
5.25% Subordinated notes 2015	203	210	203	210
Subordinated floating rate EURIB notes 2015	338	344	338	344
Callable capped subordinated floating rate notes 2012 (US $50m)	26	29	26	29
Callable subordinated floating rate notes 2012 (US $50m)	26	29	26	29
Callable subordinated floating rate notes 2012 (€500m)	335	343	335	343

	2,831	3,226	3,374	3,665

	Group		Company

	2006	2005	2006	2005
Undated subordinated liabilities:	£m	£m	£m	£m

10.0625% Exchangeable subordinated capital securities	204	204	204	204
7.35% Perpetual subordinated reset capital securities (US $500m)	–	299	–	299
6.70% Perpetual subordinated reset capital securities (US $500m)	258	299	258	299
5.56% Subordinated guaranteed notes (YEN 15,000m)	81	119	81	97
5.50% Subordinated guaranteed notes (YEN 5,000m)	27	39	27	32
Fixed/ Floating rate subordinated notes (YEN 5,000m)	26	37	26	31
7.50% 10 Year step-up perpetual subordinated notes	342	350	342	350
7.50% 15 Year step-up perpetual subordinated notes	466	458	466	458
7.38% 20 Year step-up perpetual subordinated notes	199	201	199	201
7.13% 30 Year step-up perpetual subordinated notes	298	302	298	302
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	288	300	288	300
7.25% Perpetual callable subordinated notes (US $400m)	–	239	–	239
8.75% Subordinated guaranteed bonds	–	132	–	–

	2,189	2,979	2,189	2,812

Total subordinated liabilities	5,020	6,205	5,563	6,477

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.
          The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. Note 35 details the rights attaching to these shares, as they are the same.
          The 7.35% Perpetual subordinated reset capital securities were redeemable at par, at the option of Abbey, on 15 October 2006 and each fifth anniversary thereafter.
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
          The Fixed/ Floating rate subordinated notes are redeemable at par, at the option of Abbey, on 27 December 2016 and each interest payment date anniversary thereafter.
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
          The 7.25% Perpetual callable subordinated notes were redeemable at par, at the option of Abbey, at any time on or after 15 August 2006.

Financial Statements
Notes to the Financial Statements continued
          The 8.75% Subordinated guaranteed bonds were redeemable at par, at the option of Abbey, at any time on or after 13 May 2007. These bonds were sold along with the life insurance businesses in 2006.
          In common with other debt securities issued by Group companies, the subordinated liabilities are redeemable in whole at the option of Abbey, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

In more than 3 months but no more than 1 year	–	105	–	105
In more than 1 year but no more than 5 years	711	381	711	381
In more than 5 years	2,120	2,740	2,663	3,179
Undated	2,189	2,979	2,189	2,812

	5,020	6,205	5,563	6,477

37. Insurance contracts and reinsurance liabilities
a) Insurance contract liabilities

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Non-participating insurance contract liabilities	–	9,577	–	–
Participating insurance and investment contract liabilities (inc. unallocated surplus)	–	11,924	–	–

Total non-participating insurance and participating contracts, gross	–	21,501	–	–

Recoverable from reinsurers:
Non-participating insurance contract liabilities	–	1,289	–	–
Participating insurance contract liabilities	–	3	–	–

Total reinsurers’ share of insurance liabilities	–	1,292	–	–

Non-participating insurance contract liabilities	–	8,288	–	–
Participating insurance and investment contract liabilities (inc. unallocated surplus)	–	11,921	–	–

Total non-participating insurance contracts and participating contracts, net	–	20,209	–	–

The table below summarises the movement in insurance contract liabilities and participating investment liabilities in the year:

					Non-
		Participating	Non-		participating
		insurance and	participating		investment
	Insurance	investment	insurance		contracts
	liabilities	contracts	contracts	Total	(See Note 39)	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2006	–	11,924	9,577	21,501	3,306	24,807
Movement in year	–	689	(2,543)	(1,854)	(53)	(1,907)
Disposal of subsidiaries	–	(12,613)	(7,034)	(19,647)	(3,253)	(22,900)

As at 31 December 2006	–	–	–	–	–	–

					Non-
		Participating	Non-		participating
		insurance and	participating		investment
	Insurance	investment	insurance		contracts
	liabilities	contracts	contracts	Total	(see Note 39)	Total
	£m	£m	£m	£m	£m	£m

As at 31 December 2004	24,404	–	519	24,923	–	24,923
Changes in accounting policies:
– IFRS 4/ FRS 27	(21,191)	12,513	8,678	–	–	–
– IAS 39	(3,213)	–	–	(3,213)	3,213	–

As at 1 January 2005	–	12,513	9,197	21,710	3,213	24,923
Movement in year	–	(589)	380	(209)	93	(116)

As at 31 December 2005	–	11,924	9,577	21,501	3,306	24,807

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
The principal assumptions underlying the calculation of the long-term business provision are provided below:

Financial Statements
Notes to the Financial Statements continued
b) Participating insurance and investment contracts
Measurement of participating contracts
All participating contracts have been valued on a realistic basis. Total realistic liabilities (excluding unallocated surplus) consist of with-profits benefits reserves, the future cost of contractual guarantees, the future cost of financial options, and other liabilities.
          With-profits benefits reserves are primarily calculated retrospectively on the basis of the actual experience of the fund. The cost of guarantees and financial options are calculated using a stochastic simulation methodology, with the model calibrated to the relevant financial markets as at the relevant year-end.
          The base value of guarantees is calculated using a stochastic asset-liability model. The guarantee cost is derived for each guarantee bearing policy by calculating the excess of the guaranteed policyholder payout over the value of the assets backing the policy on the guarantee exercise date and discounting back.
          Options are assumed to be taken up at a dynamic rate that depends on how far “in” or “out of the money” the option is under each economic scenario. Once the option is exercised, it is valued as a guarantee.
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

Financial Statements
Notes to the Financial Statements continued
Mortality
As with persistency rates, these assumptions are calculated in line with standard actuarial methodology, on the basis of past experience adjusted for a best estimate of how the various factors affecting the parameters may change in future – for example, mortality improvements for annuity business. Mortality assumptions, which are based on standard industry published tables, are more stable than the persistency rates.
Take-up Rates
The rate of take-up of future guarantees and options affects the quantum and timing of guaranteed payments identified above. The assumptions are determined by considering past experience and taking into account how far the options are “in “and “out of the money”, on the basis that the further the option is “in the money” the greater the propensity for it to be exercised by policyholders.
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
          Mortality and morbidity assumptions are calculated in line with standard actuarial methodology, on the basis of past experience adjusted for a best estimate of how the various factors affecting the parameters may change in the future – for example, mortality improvements for annuity business. A margin for prudence is also added. A prudent assessment is made of lapse and withdrawal rates in calculating the liabilities. Withdrawals or cessation of premiums are assumed where this would lead to an increase in the long-term business provision.
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

	SMA with	SPL with	UK Non-profits	Overseas life	Life share-	Total Life
	profits fund	profits fund	fund	assurance	holders funds	Business
31 December 2005	£m	£m	£m	£m	£m	£m

Shareholders’ funds outside fund	–	–	1,337	84	1,165	2,586
Shareholders’ funds held in fund	–	–	1,346	79	1	1,426

Total shareholders’ funds	–	–	2,683	163	1,166	4,012
Adjustments onto regulatory basis:
FFA(1)	184	253	–	19	–	456
Adjustments to assets	(4)	(1)	(1,314)	(84)	(282)	(1,685)

Total available capital resources	180	252	1,369	98	884	2,783

(1)	The fund for future appropriations (’FFA’) represents the excess assets over liabilities in the with-profit funds calculated on a statutory basis.
(2)	The above analysis excludes non-underwriting companies and consolidation adjustments
(3)	The capital resources shown above are not readily transferable to other Group companies

	SMA with	SPL with	UK Non-profits	Overseas life	Life share-	Total Life
	profits fund	profits fund	fund	assurance	holders funds	Business
	£m	£m	£m	£m	£m	£m

31 December 2004 available capital resources	76	282	1,674	69	894	2,995
Changes in assumptions	(77)	11	60	–	–	(6)
New business and other factors	181	(41)	(365)	29	(10)	(206)

31 December 2005 available capital resources	180	252	1,369	98	884	2,783

Financial Statements
Notes to the Financial Statements continued
Regulatory capital requirements
Under the Financial Services Authority Integrated Prudential Sourcebook, the capital requirements for life funds are determined from the minimum of the Pillar 1 assessment (based upon specific Financial Services Authority valuation rules) and the Pillar 2 risk based capital assessment (based upon the firm’s individual assessment of risk and controls). The Pillar 1 assessment also introduces a “twin peaks” approach for with-profit funds of greater than £500m. The non-profit fund continues to use regulatory basis as in the past. The “twin peaks” approach requires a comparison of the minimum solvency and resilience requirements, determined in accordance with Financial Services Authority valuation rules, with the capital position calculated reflecting a realistic value of the liabilities coupled with a risk capital margin. Risk capital margin is determined from the most onerous stress test, involving adverse market and credit shock and lapse worsening happening simultaneously. It incorporates the actions management would take in the event of such changes in the market conditions.
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
Capital management policies
At 31 December 2005, there was sufficient available capital to cover the Financial Services Authority’s capital requirement. Most of the shareholder capital in Abbey’s life businesses was located in shareholders’ funds, which were mainly held in cash and high-grade short-term debt securities. Shareholders’ capital in the non-profit business was invested in the same asset instruments as the assets backing the liabilities. With respect to the with-profit funds, management could take actions to prevent deterioration of capital position should such circumstance arise, in accordance with the disclosures made in the respective Principles and Practices of Financial Management (‘PPFM’) documents.
          In 2004, Abbey entered into significant hedging arrangements to manage exposure to the cost of options and guarantees in the with-profit funds.
Capital independence
All life insurance legal entities within Abbey have been sold.
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
          Disclosures required by IFRS 4 “Insurance contracts” relating to the nature and extent of risks arising from insurance contracts may be found in the “Risk Management” section of the Business and Financial Review on pages 38 to 54, which form part of these Consolidated Financial Statements.
38. Other liabilities

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Trade and other payables	1,521	1,128	1,016	814
Deferred income	95	145	11	–
Reinsurance and insurance	–	1,917	–	–

	1,616	3,190	1,027	814

Financial Statements
Notes to the Financial Statements continued
39. Investment contract liabilities

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Investment contracts (without discretionary participation features)	–	3,306	–	–

In 2006, the Company sold its entire life insurance business to which the Investment contracts (without discretionary participation features) related. All investment contract liabilities have been designated by the Group as being classified as fair value through profit and loss. The maturity value of these financial liabilities is determined by the fair value of the linked assets at maturity date. There will be no difference between the carrying amount and the maturity amount at maturity date.
          The movements in the liabilities arising from investment contracts are summarised below:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

At 31 December	3,306	–	–	–
Change in accounting policy IAS 39	–	3,213	–	–

At 1 January	3,306	3,213	–	–
Premiums received	216	419	–	–
Claims paid	(319)	(400)	–	–
Change in investment contract benefits	51	80	–	–
Sterling reserves	(1)	(6)	–	–
Disposals	(3,253)	–	–	–

	–	3,306	–	–

Change in investment contract benefits include deductions in respect of fees charged and policyholder investment return.
40. Provisions

	Group

	Misselling	Other	Total
	£m	£m	£m

At 1 January 2006	192	61	253
Additional provisions	61	3	64
Provisions released	–	(1)	(1)
Used during the year	(100)	(47)	(147)
Reclassifications	–	11	11

At 31 December 2006	153	27	180

	Misselling	Other	Total
	£m	£m	£m

To be settled:
Within 12 months	131	16	147
In more than 12 months	22	11	33

	153	27	180

	Company

	Misselling	Other	Total
	£m	£m	£m

At 1 January 2006	190	12	202
Additional provisions	61	–	61
Used during the year	(100)	(6)	(106)

At 31 December 2006	151	6	157

	Misselling	Other	Total
	£m	£m	£m

To be settled:
Within 12 months	131	2	133
In more than 12 months	20	4	24

	151	6	157

	Group

	Misselling	Other	Total
	£m	£m	£m

At 1 January 2005	186	116	302
Additional provisions	12	15	27
Provisions released	(2)	(22)	(24)
Used during the year	(4)	(48)	(52)

At 31 December 2005	192	61	253

Financial Statements
Notes to the Financial Statements continued

	Misselling	Other	Total
	£m	£m	£m

To be settled:
Within 12 months	191	60	251
In more than 12 months	1	1	2

	192	61	253

	Company

	Misselling	Other	Total
	£m	£m	£m

At 1 January 2005	185	52	237
Additional provisions	10	–	10
Provisions released	(2)	(8)	(10)
Used during the year	(3)	(32)	(35)

At 31 December 2005	190	12	202

	Misselling	Other	Total
	£m	£m	£m

To be settled:
Within 12 months	190	12	202

	190	12	202

In 2006, the £63m charge (2005: £3m) disclosed in the income statement in respect of provisions for other liabilities and charges comprises the additional provisions of £64m (2005: £27m), less the provisions released of £1m (2005: £24m) in the table above.
          The misselling provision comprises various claims with respect to product misselling. In calculating the misselling provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Further information on misselling provisions can be found in “Critical Accounting Policies” within the Accounting Policies on page 84.
          Other provisions comprise amounts in respect of litigation and related expenses, restructuring expenses and other post retirement benefits.
41. Retirement benefit obligations
Defined Contribution Pension schemes
The Group operates a number of defined contribution pension schemes, of which the Stakeholder scheme introduced in 2001 is the principal scheme. The scheme assets are held separately from those of the Company by an independently administered scheme.
          An amount of £4m (2005: £4m, 2004: £4m) was recognised as an expense for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2006, 2005 and 2004.
Defined Benefit Pension schemes
The Group operates a number of defined benefit pension schemes; the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, and National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Scheme are the principal pension schemes within the Group, covering 47% (2005: 60%, 2004: 62%) of the Group’s employees, and are all funded defined benefits schemes. All are closed schemes, and under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries, will gradually increase over time.
          On 31 August 2006, the Company became the legally sponsoring employer of the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Scheme. Employees of these schemes who transferred to Resolution upon the sale of the life insurance businesses became deferred members of these schemes.
          Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 March 2005 for the Amalgamated Fund, Associated Bodies Fund, Group Pension Scheme and the National & Provincial Building Society Pension Fund, and as at 31 December 2004 for the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Scheme.
          The total amount charged to the income statement, including amounts classified in discontinued operations and redundancy costs, is determined as follows:

	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Current service cost	92	102	121	76	85	108
Past service cost	16	21	24	16	18	21
(Gain)/ loss on settlements or curtailments	(69)	–	(4)	(69)	–	2
Expected return on pension scheme assets	(180)	(163)	(140)	(168)	(136)	(123)
Interest cost	211	200	182	197	175	161

	70	160	183	52	142	169

Financial Statements
Notes to the Financial Statements continued
The net liability recognised in the balance sheet is determined as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Present value of defined benefit obligation	(4,264)	(4,354)	(4,241)	(3,822)
Fair value of plan assets	3,230	2,974	3,208	2,582

Unfunded benefit obligation	(1,034)	(1,380)	(1,033)	(1,240)

Movements in the defined benefit obligations during the year were as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Balance at 1 January	(4,354)	(3,686)	(3,822)	(3,229)
Schemes transferred to Company	–	–	(472)	–
Current service cost	(92)	(102)	(76)	(85)
Interest cost	(211)	(200)	(197)	(175)
Employee contributions	(9)	(12)	(9)	(12)
Past service cost	(16)	(21)	(15)	(18)
Actuarial gain/ (loss)	228	(436)	166	(387)
Experience loss on scheme liabilities	–	–	–	(7)
Actual benefit payments	121	103	115	91
Settlement/curtailment	69	–	69	–

Balance at 31 December	(4,264)	(4,354)	(4,241)	(3,822)

Movements in the present value of fair value of scheme assets during the year were as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Balance at 1 January	2,974	2,489	2,582	2,169
Schemes transferred to Company	–	–	374	–
Expected return on scheme assets	180	163	168	136
Actuarial gain/(loss) on scheme assets	(9)	282	–	242
Company contributions paid (regular)	181	110	174	96
Company contributions paid (special)	16	21	16	18
Employee contributions	9	12	9	12
Actual benefit payments	(121)	(103)	(115)	(91)

Balance at 31 December	3,230	2,974	3,208	2,582

The amounts recognised in the statement of recognised income and expense for the year were:

	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Experience gain on scheme liabilities	–	–	13	–	7	10
% of defined benefit obligation at end of year	0.0%	0.0%	0.3%	0.0%	0.0%	0.3%
Actuarial gain/ (loss) on scheme liabilities	(228)	436	164	(180)	387	133
Actuarial gain/ (loss) on scheme assets	9	(282)	(107)	–	(242)	(94)
% of scheme assets at end of year	0.3%	9.5%	4.3%	0.0%	9.0%	4.3%

	(219)	154	70	(180)	152	49

Cumulative net actuarial losses of £5m (2005: £224m, £2004: £70m) have been recognised in the Consolidated Statement of Recognised Income and Expenses.
          Abbey’s pension schemes did not directly hold any equity securities of Abbey or any of its related parties at 31 December 2006 (2005: nil, 2004: nil). In addition, Abbey does not hold insurance policies over the plans, and has not entered into any significant transactions with the plans.
          The actual return on plan assets was £171m (2005: £445m, 2004: £247m).

Financial Statements
Notes to the Financial Statements continued
The principal actuarial assumptions used for the Group and the Company were as follows:

	2006	2005	2004
	Nominal per	Nominal per	Nominal per
	annum	annum	annum
	%	%	%

To determine benefit obligations:
– Discount rate for scheme liabilities	5.20	4.85	5.4
– General salary increase	4.0	4.3	4.3
– General price inflation	3.0	2.8	2.8
– Expected rate of pension increase	3.0	2.8	2.8
– Expected rate of return on plan assets	6.0	6.5	6.3

To determine net periodic benefit cost:
– Discount rate	4.85	5.4	5.5
– Expected rate of pension increase	2.8	2.8	2.7
– Expected rate of return on plan assets	6.0	6.5	6.25

The Mortality assumption used in preparation of the valuation was the Continuous Mortality Investigation table PA 92MC 2006. The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of equities and bonds set at the beginning of the year, offset by actual returns during the year. Year-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.
          The trustees of the Abbey National Pension Schemes are required under the Pensions Act 2004 to prepare a statement of investment principles. The principal duty of the trustees is to act in the best interest of the members of the schemes and they have developed the following investment objectives for their defined benefit sections:

>	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the Fund provides, as set out in the Trust Deed and Rules.
>	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation.
>	To minimise the long-term costs of the Fund by maximising the return on the assets whilst having regard to the objectives shown above.
The statement of investment principles has set the target allocation of plan assets at 48% Equities, 30% Bonds and 22% Gilts which is changed from 2005 and 2004 when a 50% Equity, 30% Bonds and 20% Gilts policy was in place.
          The expected rates of return by asset class used to calculate the expected return for 2006 are Equities 7.8% (2005: 8.0%, 2004: 7.25%), Bonds 4.8% (2005: 5.3%, 2004: 5.5%) and Gilts 4.0% (2005: 4.6%, 2004: 4.75%). The overall long-term rate of return on the assets employed has been determined after considering projected movements in asset indices.
The major categories of assets in the scheme as a percentage of total assets in the scheme for Group and Company are as follows:

	2006	2005
	%	%

UK equities	25	26
Overseas equities	21	25
Corporate Bonds	27	26
Govt Fixed Interest	13	12
Govt Index Linked	11	10
Others	3	1

	100	100

Abbey expects to contribute £131m to its defined benefit pension plans in 2007. The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ended 31 December:	£m

2007	129
2008	139
2009	150
2010	162
2011	174
Five years ended 2016	1,095

Participation of Group companies in the principal pension schemes is governed by the Pensions Acts 1995 and 2004. Under the 1995 Pensions Act, a company ceasing to participate in a pension scheme is required under Section 75 to pay a deficit reduction contribution certified by the scheme actuary, of any deficit relating to its employees, assessed on the basis of the cost of securing accrued benefits with an insurance company. Amounts due under Section 75 following the sale of the life insurance businesses have been accrued and, once certified, will be settled.

Financial Statements
Notes to the Financial Statements continued
42. Contingent liabilities and commitments
Abbey gives guarantees on behalf of customers. These guarantees have been made in the normal course of business. A financial guarantee represents an undertaking that the Group will meet a customer’s obligation to third parties if the customer fails to do so. The Group expects most of the guarantees it provides to expire unused. Abbey adopted the amendment to IAS 39 and IFRS 4 relating to financial guarantee contracts from 1 January 2006. Financial guarantee contracts are measured at the higher of amortised fair value and any provision for a transfer of economic benefits when it is more likely than not that an outflow will occur and it can be reliably measured. Mortgage assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Guarantees given to subsidiaries	–	–	104,395	94,328
Guarantees given to third parties	372	375	–	–
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	1,797	1,779	1,792	1,769
– More than one year	1,923	1,100	–	–

	4,092	3,254	106,187	96,097

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Other contingent liabilities	8	83	8	9

Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following modifications to the demand, its nominal amount stands at £56m at the balance sheet exchange rate (2005: £57m). At 31 December 2006, additional interest in relation to the demand could amount to £21m at the balance sheet exchange rate (2005: £17m). Abbey National Treasury Services plc received legal advice that it had strong grounds to challenge the validity of the demand. In September 2006, Abbey National Treasury Services plc won its case at the first stage of the litigation process. In January 2007, the tax authority appealed this decision. However, in December 2006, a ruling was published of a similar case unconnected to Abbey but which might affect Abbey National Treasury Services plc’s position. In this instance, the courts ruled against the taxpayer.
          As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers.
          There are also some insignificant litigation and tax matters.
Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £32,293m at 31 December 2006 (2005: £21,153m) are offset by a contractual right to receive stock under other contractual agreements.
Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.
Operating lease commitments

	Group	Company

	2006	2006
Rental commitments under operating leases expiring:	£m	£m

– No later than 1 year	114	106
– Later than 1 year but no later than 5 years	389	363
– Later than 5 years	742	690

	1,245	1,159

At 31 December 2006 the Group held various leases on land and buildings1, many for extended periods, and other leases for equipment, which require the following aggregate minimum lease payments:

	Group	Company

	2006	2006
Year ended 31 December:	£m	£m

2007	114	106
2008	106	100
2009	93	87
2010	94	87
2011	96	89
Total thereafter	742	690

(1)	Under the terms of these leases Abbey has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months notice and lease renewal being available from external landlords during the term of the lease. At expiry Abbey has the option to reacquire the freehold of certain properties.

Financial Statements
Notes to the Financial Statements continued

	Group

	2006	2005	2004
Group rental expense comprises:	£m	£m	£m

In respect of minimum rentals	105	109	117
Less: sub-lease rentals	–	–	(3)

	105	109	114

Appropriate provisions are maintained to cover the above matters.
43. Share capital

	Group

	2006	2005
Ordinary share capital	£m	£m

Balance at 1 January and 31 December	148	148

			Preference
	Ordinary	Preference	shares of	Preference
	shares of 10	shares of £1	US$0.01	shares of
	pence each	each	each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital
At 31 December 2006 and 2005	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2006 and 2005	148	325	–	–	473

	Group

	2006	2005
Share premium account	£m	£m

Balance at 1 January and 31 December	1,857	1,857

			Preference
	Ordinary	Preference	shares of	Preference
	shares of 10	shares of £1	US$0.01	shares of
	pence each	each	each	€0.01 each	Total
Share premium account	£m	£m	£m	£m	£m

At 1 January 2005	1,857	10	297	–	2,164
Reclassification to other borrowed funds(1)	(297)	–	(307)

At 31 December 2005 and 2006	1,857	–	–	–	1,857

(1)	On transition to IAS 32, Financial Instruments: Presentation on 1 January 2005, all preference shares were reclassified and disclosed within Other borrowed funds on the balance sheet (see Note 35).
44. Retained earnings
Movements in retained earnings were as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

At 31 December	1,105	1,083	903	650
Prospective IFRS adjustments	–	(293)	–	(332)

Restated 1 January	1,105	790	903	318
Profit/(loss) for the year	68	420	(128)	691
Post tax actuarial movement on defined benefit pension schemes	153	(108)	126	(106)
Gains on available for sale securities	1	–	–	–
Exchange differences on translation of foreign operations	(9)	3	–	–
Equity dividends paid	(207)	–	(207)	–

At 31 December	1,111	1,105	694	903

Analysis of the dividends paid is as follows:

	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Ordinary shares (equity):
2003 Final	–	–	244	–	–	244
2004 Interim	–	–	122	–	–	122
2004 Special	–	–	461	–	–	461
2006 Interim	207	–	–	207	–	–

	207	–	827	207	–	827
Preference shares (non-equity)	–	–	47	–	–	47

	207	–	874	207	–	874

Financial Statements
Notes to the Financial Statements continued

	Group			Company

	2006	2005	2004	2006	2005	2004
	Pence per	Pence per	Pence per	Pence per	Pence per	Pence per
	share	share	share	share	share	share

Ordinary shares (equity):
2003 Final	–	–	16.67	–	–	16.67
2004 Interim	–	–	8.33	–	–	8.33
2004 Special	–	–	31.00	–	–	31.00
2006 Interim	13.93	–	–	13.93	–	–

	13.93	–	56.00	13.93	–	56.00

45. Consolidated cash flow statement
a) Reconciliation of profit/(loss) before tax to net cash inflow/(outflow) from operating activities:

	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Group profit/(loss) for the year	68	420	(54)	(128)	691	(284)
Non cash items included in net profit
Decrease/(increase) in prepayments and accrued income	(91)	(306)	157	(91)	(203)	(52)
Increase/(decrease) in accruals and deferred income	176	(220)	588	(64)	109	508
Depreciation and amortisation	217	199	252	79	66	(66)
Loss/(profit) on sale of subsidiary and associated undertakings	223	(62)	(46)	–	–	–
Change in value of in-force Life Assurance Business	96	56	(452)	–	–	–
Provisions for liabilities and charges	63	3	233	159	–	170
Provision for impairment	413	218	(38)	375	(296)	54
Other non-cash items	28	385	(841)	(207)	216	(786)

	1,193	693	(201)	123	583	(456)

Changes in operating assets and liabilities
Net increase in trading assets	(938)	(7,330)	–	–	–	–
Movement in fair value of derivatives	1,466	(2,006)	(1,821)	639	(347)	–
Net decrease/(increase) in financial assets designated at fair value	(933)	(2,859)	–	724	(79)	–
Net (increase)/decrease in loans and advances to banks and customers	(9,914)	(2,352)	381	(20,801)	(8,232)	(4,472)
Net decrease in debt securities, treasury bills and other eligible bills	–	–	1,518	–	–	–
Net (increase)/decrease in other assets	(360)	2,650	326	(166)	943	84
Net (increase/decrease in deferred acquisition costs	(3)	67	–	–	–	–
Net increase/(decrease) in deposits by banks and deposits by customers	329	(5,973)	194	470	2,894	9,212
Net (decrease)/increase in trading liabilities	(6,668)	14,218	–	–	–	–
Net increase in financial liabilities designated at fair value	679	21	–	–	–	–
Net decrease in insurance contract liabilities	(1,832)	(231)	(1,279)	–	–	–
Net (decrease)/increase in investment contract liabilities	(53)	93	–	–	–	–
Net increase/(decrease) in debt issued	5,879	(185)	(1,414)	–	1	–
Net (decrease)/increase in other liabilities	(675)	(4,009)	(2,098)	(134)	(1,580)	187
Effects of exchange rate differences	(1,196)	80	(633)	(108)	122	(164)

Net cash flow (used in)/from operating activities before tax	(13,026)	(7,123)	(5,027)	(19,253)	(5,695)	4,391

Income tax (paid)/received	(60)	(132)	(12)	56	(8)	2

Net cash flow (used in)/from operating activities	(13,086)	(7,255)	(5,039)	(19,197)	(5,703)	4,393

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group			Company

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Cash and balances with central banks	888	991	454	888	370	443
Debt securities	8,026	16,117	12,215	–	–	–
Net trading other cash equivalents	(6,629)	(5,175)	3,282	–	–	–
Net non trading other cash equivalents	(6,132)	(3,692)	(4,692)	(32,431)	(15,454)	(9,961)

Cash and cash equivalents	(3,847)	8,241	11,259	(31,543)	(15,084)	(9,518)

Financial Statements
Notes to the Financial Statements continued
c)       Sale of subsidiaries, associated undertakings and businesses

	Group

	2006	2005	2004
	£m	£m	£m

Net assets disposed of:
Derivative financial instruments	1,007	–	–
Financial assets designated at fair value	24,130	–	–
Loans and advances to banks	1,329	–	9
Loans and advances to customers	19	1,092	3,772
Available for sale securities	–	–	6
Value of in force business	1,625	–	–
Property, plant and equipment	–	–	1
Current tax accounts	4	–	–
Deferred tax asset	1	–	–
Other assets	1,903	20	36
Prepayments and accrued income	–	–	2
Deposits by banks	(609)	–	(386)
Deposits by customers	(3)	–	–
Financial liabilities designated at fair value	(544)	–	–
Debt securities in issue	(67)	–	–
Subordinated liabilities	(334)	–	–
Insurance and reinsurance liabilities	(19,647)	–	–
Other liabilities	(1,151)	(329)	(107)
Accruals and deferred income	–	–	(17)
Investment contract liabilities	(3,253)	–	–
Other provisions	–	–	(194)
Current tax liabilities	(34)	–	–
Deferred tax liabilities	(406)	–	–
Retirement benefit obligations	(2)	–	–
Goodwill disposed of	–	–	6
Goodwill written back	–	–	6

	3,968	783	3,134

Profit/ (loss) on disposal	(223)	62	46

	3,745	845	3,180

Satisfied by:
Cash and cash equivalents	3,745	845	3,180
Less: Cash and cash equivalents in subsidiary sold	(3,501)	–	–

Net cash inflow of sale	244	845	3,180

d) Discontinued operations
The life insurance businesses, which constitute the Sold Life Businesses segment, qualify as discontinued operations. The net cash flows attributable to the operating, investing and financing activities of discontinued operations were £554m (2005: £130m, 2004: £563m), nil (2005: £1,330m, 2004: £68m), and nil (2005: £(52)m, 2004: £(19)m), respectively.
46. Collateral pledged and received
Abbey and its subsidiaries pledge assets as collateral in the following areas of the business.
          The Company enters into securitisation transactions whereby portfolios of residential mortgages loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2006 £15,153m (2005: £13,828m) of residential mortgage loans were so assigned.
          In 2005, the Company also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2006 £2,950m (2005: £1,900m) of residential mortgage loans had been so secured.
          Collateral is also provided by Abbey National Treasury Services plc in the normal course of its derivative business to counter parties. As at 31 December 2006 £578m (2005: £802m) of such collateral in the form of cash had been pledged.
          As part of structured transactions entered into by subsidiaries of the Company, assets are provided as collateral. As at 31 December 2006 £2,323m (2005: £4,021m) of assets had been pledged in relation to these transactions.
          Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries pledge collateral equal to 100%-105% of the borrowed amount. The carrying amount of assets that were so pledged at 31 December 2006 was £52,863m (2005: £18,050m).
          Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions, which are accounted for as collateralised loans. Upon entering into such transactions, the companies receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The companies are permitted to sell or repledge the collateral held. At 31 December 2006, the fair value of such collateral was £89,795m (2005: £42,917m) of which £89,795m (2005: £42,917m) was sold or repledged. The companies have an obligation to return the collateral that it has sold or pledged with a fair value of £89,795m (2005: £42,917m).

Financial Statements
Notes to the Financial Statements continued
47. Share-based compensation
Abbey granted share options to executive officers and employees under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme prior to being acquired by Banco Santander Central Hispano, S.A on 12 November 2004. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met. Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. These options were accounted for as equity settled share-based payments under UK GAAP. All of the share options prior to the 12 November 2004 relate to shares in Abbey National plc. After 12 November 2004, all share options relate to shares in Banco Santander Central Hispano, S.A. On 12 November 2004 all holders of options in ordinary shares of Abbey National plc were given the option to exercise their options, to cancel their options in return for a cash payment or to transfer their options to options in shares of Banco Santander Central Hispano, S.A. The options over Banco Santander Central Hispano, S.A shares are accounted for as cash settled share-based transactions. On acquisition of Abbey by Banco Santander Central Hispano, S.A there was no fair value adjustment of options modified to rights over Banco Santander Central Hispano, S.A. shares. From 12 November 2004 Abbey has purchased Banco Santander Central Hispano, S.A shares on the open market in order to settle its share based compensation obligations. In 2006, Abbey paid £36m (2005: £12m, 2004: nil) to acquire shares in order to satisfy share option exercises. Abbey expects to purchase approximately 1m shares during 2007, in order to settle its share based compensation obligations.
          The total compensation expense for equity-settled share based transactions recognised in the income statement was nil (2005: nil, 2004: £12m). The associated income tax benefit recognised in the income statement was nil (2005: nil, 2004: nil). The total compensation expense for cash-settled share based transactions recognised in the income statement was £21m (2005: £25m, 2004: £29m). The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £54m (2005: £55m, 2004: £30m). Cash received from the exercise of share options and the actual tax benefits realised from tax deductions were £18m (2005: £8m) and £6m (2005: £1m), respectively.
          The fair value of each option for 2006, 2005 and 2004 have been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

	2006	2005	2004

Risk free interest rate	4.5%-5.0%	4.5%-4.6%	4.4%-4.6%
Dividend growth, based solely upon average growth since 1989	10%	10%	10%
Volatility of underlying shares based upon historical volatility over five years	17.70%- 19.85%	16.96%- 17.58%	18.0%- 21.54%
Expected lives of options granted under:
– Employee Sharesave 3, 5 & 7 year schemes	3, 5 & 7 years	3, 5 & 7 years	3, 5 & 7 years
– Executive Share Option scheme	10 years	10 years	10 years
– Employee Share Option scheme	10 years	10 years	10 years
– Medium term incentive plan	3 years	3 years	3 years

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

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	’000s	£	’000s	£	’000s	£

2006
Options outstanding at the start of the year	270	4.08	13,799	3.38	54	5.90
Options exercised during the year	(92)	4.01	(5,095)	3.36	(33)	5.90
Options forfeited during the year	–	–	(897)	3.42	–	–
Options expired during the year	–	–	(169)	6.05	(21)	5.90
Options outstanding at the end of the year	178	4.11	7,638	3.32	–	–
Options exercisable at the end of the year	178	4.11	–	–	–	–
2005
Options outstanding at the start of the year	359	4.16	17,260	3.56	57	5.90
Options exercised during the year	(89)	4.43	(1,677)	4.45	(3)	5.90
Options forfeited during the year	–	–	(1,775)	4.07	–	–
Options expired during the year	–	–	(9)	7.69	–	–
Options outstanding at the end of the year	270	4.08	13,799	3.38	54	5.90
Options exercisable at the end of the year	270	4.08	3	7.17	54	5.90

Financial Statements
Notes to the Financial Statements continued

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	’000s	£	’000s	£	’000s	£

2004
Options outstanding at the start of the year	15,181	6.27	28,329	3.61	8,909	11.07
Options granted during the year	2,040	4.61	3,878	3.98	–	–
Options exercised during the year	(4,361)	3.93	(1,768)	3.51	(10)	5.90
Options forfeited during the year	(12,501)	6.88	(13,176)	3.79	(1,667)	10.28
Options expired during the year	–	–	(3)	7.65	(7,175)	11.25
Options outstanding at the end of the year	359	4.16	17,260	3.56	57	5.90
Options exercisable at the end of the year	359	4.16	–	–	57	5.90
The weighted-average grant-date fair value of options granted during the year	–	0.96	–	0.99	–	–

The intrinsic value of the options exercised and the fair value of the shares vested during the year were £25m (2005: £4m, 2004: £16m) and £37m (2005: £12m, 2004: £41m), respectively.
          The following table sets forth information in respect of options that were exercisable as at 31 December 2006:

	Executive Share Option scheme	Employee Sharesave scheme

Number of options exercisable (’000s)	178	–
Aggregate intrinsic value (£m)	1	–
Weighted average remaining contractual term (years)	7	–

Executive share option scheme
The following table summarises information about the options outstanding at 31 December 2006.

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
	Number	contractual life	price	Number	price
Range of exercise prices	’000s	years	£	’000s	£

Between £3 and £4	94	6	3.73	94	3.73
Between £4 and £5	84	7	4.54	84	4.54

The following table summarises information about the options outstanding at 31 December 2005.

	Options outstanding			Options exercisable

Weighted
		average	Weighted		Weighted
		remaining	average exercise		average exercise
	Number	contractual life	price	Number	price
Range of exercise prices	’000s	years	£	’000s	£

Between £3 and £4	155	7	3.73	155	3.73
Between £4 and £5	115	8	4.54	115	4.54

Employee sharesave scheme
Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.
Employee share option scheme
All outstanding options under the Employee Share Option scheme expired on 8 August 2006. Accordingly, none were outstanding at 31 December 2006. Movements in the share options for 2006 and 2005 are contained in the summary table above.
Medium Term Incentive Plan
See Note 49 for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals.

Financial Statements
Notes to the Financial Statements continued

	Number of
	awards	Weighted
	granted	average fair
	000s	value
2006		£

Conditional awards outstanding at the beginning of the year	2,519	7.34
Conditional awards granted during the year	306	8.83
Conditional awards forfeited during the year	(288)	7.34
Conditional awards outstanding at the end of the year	2,537	9.39

	Number of
	awards	Weighted
	granted	average fair
	000s	value
2005		£

Conditional awards granted during the year	2,651	7.25
Conditional awards forfeited during the year	(132)	7.25
Conditional awards outstanding at the end of the year	2,519	7.34

The weighted average grant-date fair value of conditional awards granted during the year was £8.83 (2005: £7.25).
          As at 31 December 2006, the compensation cost not yet recognised is £9m, and the weighted average period over which the compensation expense is expected to be recognised is one year. No awards vested during the year (2005: nil).
48. Directors’ emoluments and interests
Ex gratia pensions paid to former Directors of Abbey National plc in 2006, which have been provided for previously, amounted to £26,998 (2005: £39,164, 2004: £44,630). In 1992, the Board decided not to award any new such ex gratia pensions.
          Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year were as follows:

Aggregate
amount
	Number of	outstanding
2006	persons	£000

Directors
Loans	–	–
Quasi loans	–	–
Credit transactions	–	–

Other Key Management Personnel*
Loans	2	1,281
Quasi loans	–	–
Credit transactions	–	–

Aggregate
amount
	Number of	outstanding
2005	persons	£000

Directors
Loans	–	–
Quasi loans	–	–
Credit transactions	–	–

Other Key Management Personnel*
Loans	1	215
Quasi loans	–	–
Credit transactions	–	–

*	Other Key Management Personnel are defined as the Executive Committee of Abbey and the Board and Executive Committee of Abbey’s parent company, Banco Santander Central Hispano, S.A. who served during the year.
Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within Abbey. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.

Financial Statements
Notes to the Financial Statements continued
49. Related party disclosures
Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with Abbey in the course of normal banking and life assurance business.

		Amounts in respect of
	Number of directors	directors, Other Key
	and	Management
	Other Key	Personnel(1) and their
	Management	connected persons
2006	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	215
Net movements in the year	1	1,066

Loans outstanding as at 31 December	2	1,281

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	12	4,904
Net movements in the year	2	(2,316)

Deposit, bank and instant access accounts and investments as at 31 December	14	2,588

Life assurance policies
Life assurance policies at 1 January	6	1,202
Net movements in the year	–	313

Life assurance policies as at 31 December	6	1,515

		Amounts in respect
		of directors, Other
		Key Management
	Number of directors	Personnel(1) and
	and Other Key	their connected
	Management	persons
2005	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	240
Net movements in the year	–	(25)

Loans outstanding as at 31 December	1	215

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	8	2,080
Net movements in the year	4	2,824

Deposit, bank and instant access accounts and investments as at 31 December	12	4,904

Life assurance policies
Life assurance policies at 1 January	3	50
Net movements in the year	3	1,152

Life assurance policies as at 31 December	6	1,202

(1)	Other Key Management Personnel are defined as the Executive Committee of Abbey and the Board and Executive Committee of Abbey’s parent company, Banco Santander Central Hispano, S.A., who served during the year.
In 2006, no Director undertook sharedealing transactions through Abbey’s execution only stockbroker subsidiary (2005: transactions with an aggregate net value of £23,100). Any transactions were on normal business terms and standard commission rates were payable.
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
Remuneration of Key Management Personnel
The remuneration of the Directors, and Other Key Management Personnel of Abbey, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in the “Directors’ Remuneration” table in the Directors’ Report on page 60.

Financial Statements
Notes to the Financial Statements continued

	2006	2005	2004*
Key management compensation	£	£	£

Short-term employee benefits	15,076,922	14,700,960	7,421,848
Post employment benefits	89,753	4,138,247	424,747
Other long term benefits	548,692	–	–
Termination benefits	–	771,661	450,842
Share-based payments	904,217	984,105	–

	16,619,584	20,594,973	8,297,437

*	Key management compensation figures for 2004 are only in respect of Directors who served during 2004 and do not include Other Key Management Personnel.
Medium Term Incentive Plan
In 2006, no Executive Directors or Other Key Management Personnel were granted conditional awards of shares in Banco Santander Central Hispano, S.A. under the Abbey National plc Medium-Term Incentive Plan. In 2005, two Executive Directors and five Other Key Management Personnel were granted conditional awards of shares in Banco Santander Central Hispano, S.A. under the Abbey National plc Medium-Term Incentive Plan for a total aggregate value of £2,952,316. The value attributable to the current year of conditional awards granted to two Executive Directors and five Other Key Management Personnel is included in share-based payments above.
          Under the Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel and other nominated individuals were granted a conditional award of shares in Banco Santander Central Hispano, S.A. The amount of shares participants will receive at the end of a three-year period depends on the performance of Abbey in this period. The performance conditions are set by the Remuneration Committee and are linked to Abbey’s three-year plan. Performance will be measured in two ways, half of the award depends on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depends on the achievement of a revenue target for the 2007 financial year.
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
Transactions with related parties
During the year, the Group entered into the following transactions with related parties:

	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties

	2006	2005	2004	2006	2005	2004	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(23)	(16)	–	80	40	–	1,562	50	(40)	(2,025)
Fellow subsidiaries	(28)	–	–	84	108	–	2,732	1	–	(82)
Associates	–	–	–	2	–	–	340	1	(408)	–

	(51)	(16)	–	166	148	–	4,634	52	(448)	(2,107)

During the year, the Company entered into the following transactions with related parties:

	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties

	2006	2005	2004	2006	2005	2004	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(21)	–	–	7	–	–	1,500	–	–	–
Subsidiaries	(1,611)	(1,541)	(956)	3,592	3,442	2,069	41,219	34,361	(84,278)	(71,847)
Fellow subsidiaries	(3)	–	–	61	–	–	7	–	(373)	–
Associates	–	–	–	–	–	–	1	1	–	–

	(1,635)	(1,541)	(956)	3,660	3,442	2,069	42,727	34,362	(84,651)	(71,847)

On 31 December 2006, Abbey National plc sold its asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander Central Hispano S.A., for a total cash consideration of £134m. The asset management companies sold were Abbey National Asset Managers Limited, Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited and Inscape Investments Limited.
          The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties.
50. Events after the balance sheet date
No material events have occurred that require disclosure.

Financial Statements
Notes to the Financial Statements continued
51. Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The accounting policies note describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the financial assets and liabilities in the balance sheet by the class of financial instrument to which they are assigned, and by the measurement basis:

	Group

2006					Financial
	Held	Designated			liabilities at
	for	at fair	Loans and	Available	amortised
	trading	value	Receivables	for sale	cost	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	–	888	–	–	–	888
Trading assets	62,314	–	–	–	–	–	62,314
Derivative financial instruments	–	–	–	–	–	8,336	8,336
Financial assets designated at fair value	–	8,713	–	–	–	–	8,713
Loans and advances to banks	–	–	2,242	–	–	–	2,242
Loans and advances to customers	–	–	103,146	–	–	–	103,146
Available for sale securities	–	–	–	23	–	–	23

Total financial assets	62,314	8,713	106,276	23		8,336	185,662

Total non financial assets							6,143

Total assets							191,805

Liabilities
Deposits by banks	–	–	–	–	6,656	–	6,656
Deposits by customers	–	–	–	–	66,519	–	66,519
Derivative financial instruments	–	–	–	–	–	10,218	10,218
Trading liabilities	57,604	–	–	–	–	–	57,604
Financial liabilities designated at fair value	–	8,151	–	–	–	–	8,151
Debt securities in issue	–	–	–	–	28,998	–	28,998
Other borrowed funds	–	–	–	–	1,655	–	1,655
Subordinated liabilities	–	–	–	–	5,020	–	5,020

Total financial liabilities	57,604	8,151	–	–	108,848	10,218	184,821

Total non financial liabilities							3,868

Total liabilities							188,689
Equity							3,116

Total liabilities and equity							191,805

	Group

2005					Financial
	Held	Designated			liabilities at
	for	at fair	Loans and	Available	amortised
	trading	value	Receivables	for sale	cost	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	–	991	–	–	–	991
Trading assets	58,231	–	–	–	–	–	58,231
Derivative financial instruments	–	–	–	–	–	11,855	11,855
Financial assets designated at fair value	–	30,597	–	–	–	–	30,597
Loans and advances to banks	–	–	444	–	–	–	444
Loans and advances to customers	–	–	95,467	–	–	–	95,467
Available for sale securities	–	–	–	13	–	–	13

Total financial assets	58,231	30,597	96,902	13	–	11,855	197,598

Total non financial assets							9,436

Total assets							207,034

Liabilities
Deposits by banks	–	–	–	–	5,617	–	5,617
Deposits by customers	–	–	–	–	65,889	–	65,889
Derivative financial instruments	–	–	–	–	–	11,264	11,264
Trading liabilities	52,664	–	–	–	–	–	52,664
Financial liabilities designated at fair value	–	7,948	–	–	–	–	7,948
Debt securities in issue	–	–	–	–	21,276	–	21,276
Other borrowed funds	–	–	–	–	2,244	–	2,244
Subordinated liabilities	–	–	–	–	6,205	–	6,205
Investment contract liabilities	–	3,306	–	–	–	–	3,306

Total financial liabilities	52,664	11,254	–	–	101,231	11,264	176,413

Total non financial liabilities							27,511

Total liabilities							203,924
Equity							3,110

Total liabilities and equity							207,034

Financial Statements
Notes to the Financial Statements continued

	Company

				Financial
	Designated	Loans and	Available	liabilities at
	at fair value	Receivables	for sale	amortised cost	Derivatives	Total
2006	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	888	–	–	–	888
Derivative financial instruments	–	–	–	–	646	646
Financial assets designated at fair value	66	–	–	–	–	66
Loans and advances to banks	–	41,711	–	–	–	41,711
Loans and advances to customers	–	103,249	–	–	–	103,249
Available for sale securities	–	–	12	–	–	12

Total financial assets	66	145,848	12	–	646	146,572

Total non financial assets						7,029

Total assets						153,601

Liabilities
Deposits by banks	–	–	–	61,123	–	61,123
Deposits by customers	–	–	–	80,104	–	80,104
Derivative financial instruments	–	–	–	–	681	681
Debt securities in issue	–	–	–	4	–	4
Other borrowed funds	–	–	–	1,082	–	1,082
Subordinated liabilities	–	–	–	5,563	–	5,563

Total financial liabilities	–	–	–	147,876	681	148,557

Total non financial liabilities						2,345

Total liabilities						150,902
Equity						2,699

Total liabilities and equity						153,601

	Company

				Financial
	Designated	Loans and	Available	liabilities at
	at fair value	Receivables	for sale	amortised cost	Derivatives	Total
2005	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	370	–	–	–	370
Derivative financial instruments	–	–	–	–	1,227	1,227
Financial assets designated at fair value	790	–	–	–	–	790
Loans and advances to banks	–	33,009	–	–	–	33,009
Loans and advances to customers	–	95,230	–	–	–	95,230
Available for sale securities	–	–	272	–	–	272

Total financial assets	790	128,609	272	–	1,227	130,898

Total non financial assets						10,502

Total assets						141,400

Liabilities
Deposits by banks	–	–	–	48,267	–	48,267
Deposits by customers	–	–	–	79,288	–	79,288
Derivative financial instruments	–	–	–	–	623	623
Debt securities in issue	–	–	–	4	–	4
Other borrowed funds	–	–	–	1,452	–	1,452
Subordinated liabilities	–	–	–	6,477	–	6,477

Total financial liabilities	–	–	–	135,488	623	136,111

Total non financial liabilities						2,381

Total liabilities						138,492
Equity						2,908

Total liabilities and equity						141,400

Financial Statements
Notes to the Financial Statements continued
The following tables provide an analysis of the fair value of financial instruments not measured at fair value in the balance sheet:

	Group

2006	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	888	888	–
Loans and advances to banks	2,242	2,242	–
Loans and advances to customers	103,146	103,309	163

Liabilities
Deposits by banks	6,656	6,656	–
Deposits by customers	66,519	66,571	(52)
Debt securities in issue	28,998	29,142	(144)
Other borrowed funds	1,655	2,069	(414)
Subordinated liabilities	5,020	5,200	(180)

	Company

2006	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	888	888	–
Loans and advances to banks	41,711	41,711	–
Loans and advances to customers	103,249	103,412	163

Liabilities
Deposits by banks	61,123	60,955	168
Deposits by customers	80,104	80,156	(52)
Debt securities in issue	4	4	–
Other borrowed funds	1,082	1,392	(310)
Subordinated liabilities	5,563	5,877	(314)

	Group

2005	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	991	991	–
Loans and advances to banks	444	444	–
Loans and advances to customers	95,467	95,871	404

Liabilities
Deposits by banks	5,617	5,617	–
Deposits by customers	65,889	66,066	(177)
Debt securities in issue	21,276	20,591	685
Other borrowed funds	2,244	2,540	(296)
Subordinated liabilities	6,205	7,204	(999)

	Company

2005	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	370	370	–
Loans and advances to banks	33,009	33,009	–
Loans and advances to customers	95,230	95,634	404

Liabilities
Deposits by banks	48,267	48,267	–
Deposits by customers	79,288	79,464	(176)
Debt securities in issue	4	4	–
Other borrowed funds	1,452	1,747	(295)
Subordinated liabilities	6,477	7,469	(992)

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated.

Financial Statements
Notes to the Financial Statements continued
Fair value measurement
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Valuation adjustments are an integral component of the fair value estimation process and are taken on individual positions where either the absolute size of the trade or other specific features of the trade or the particular market (such as counterparty credit risk, concentration or market liquidity) require more than the simple application of pricing models.
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
a) Variable rate
The Directors believe that the carrying value of the variable rate loans may be assumed to be their fair value.
b) Fixed rate
Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The excess of fair value over carrying value of each of these loans has been estimated by reference to the market rates available at the balance sheet date for similar loans of maturity equal to the remaining fixed period.
Liabilities:
Deposits by banks
The carrying amount is deemed a reasonable approximation of the fair value, because they are short term in nature.
Deposits by customers
The majority of deposit liabilities are payable on demand and therefore can be deemed short term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with Abbey’s customers, the Directors believe there is significant value to Abbey in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities.
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using in-house pricing models.
Intra Group balances
Included in the asset and liability categories on the Company balance sheet are outstanding intra group balances. The fair value of these balances has been estimated using in-house pricing models.
52. Explanation of transition to International Financial Reporting Standards
Abbey, in line with all listed entities in the European Union (“EU”), was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its Consolidated Financial Statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its Consolidated Financial Statements in accordance with UK Generally Accepted Accounting Principals (“UK GAAP).
          Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, and IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” have been applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively.

Financial Statements
Notes to the Financial Statements continued
Key impact analysis on the Opening Balance Sheet as at 1 January 2005
Reconciliation of previously reported shareholder funds’ under UK GAAP to total shareholders’ equity under IFRS at 1 January 2005

	Group	Company

	At 1 January	At 1 January
	2005	2005
Shareholders’ Equity	£m	£m

Shareholders’ equity as previously reported under UK GAAP	4,924	4,079
Non IAS 32, IAS 39 and IFRS 4 adjustments	(1,204)	(792)

Shareholders’ equity before IAS 32, IAS 39 and IFRS 4 adjustments	3,720	3,287
De-recognition of liabilities	(154)	(154)
Fees & Commissions	(73)	(113)
Non-trading derivatives	(288)	(238)
Fair value classification	141	16
Preference shares reclassification to debt	(570)	(570)
Life investment products	(84)	–
Other	(34)	(51)
Deferred tax	29	–
Tax impact of the above items	108	146

Total shareholders’ equity under IFRS	2,795	2,323

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
          The application of IAS 39 “Financial Instruments: Recognition and Measurement” as at 1 January 2005 resulted in the recognition of additional assets and liabilities relating to the fair values of derivatives at that date which were previously accounted for on an accruals basis. In addition, as required by IFRS 1 the carrying values of non-derivatives, which were part of a qualifying fair value hedge relationship under UK GAAP, were adjusted at 1 January 2005 to the fair value attributable to the hedged risks of those financial instruments. The Company has not reflected any hedging relationships in its IFRS opening balance sheet that qualified for fair value hedge accounting under UK GAAP but not under IFRS.

Financial Statements
Notes to the Financial Statements continued
Fair value classification
Under IAS 39 “Financial Instruments: Recognition and Measurement”, non-trading financial assets and liabilities, if certain criteria are met, may be designated at fair value, with changes in the fair value recognised in the income statement, or classified as available for sale securities at fair value, with changes in fair value recognised in equity. At 1 January 2005 Abbey designated some investment securities at fair value, with the remaining non-trading investment securities classified as available for sale securities. Abbey also designated at fair value certain loans and advances to customers, other financial investments and some debt securities in issue meeting the criteria for designation at fair value.
Preference share reclassification
IAS 32 “Financial Instruments: Disclosure and Presentation” requires preference shares to be classified as either liabilities or equities depending on their substance. Abbey’s preference shares have a contractual obligation to transfer cash and therefore they have been reclassified as liabilities and the coupon payments are reflected as interest payable rather than dividends. The equity adjustment comprises this reclassification and the translation of Abbey’s USD preference shares to local currency based on the year-end rate, compared to UK GAAP carrying value at historic rate.
Life investment products
Under IFRS 4 “Insurance contracts”, life insurance contracts that are largely investment in nature (i.e. do not contain significant insurance risk) will be accounted for as financial instruments under IAS 39 “Financial Instruments: Recognition and Measurement”. Whilst the discounted value of future profits (“DVFP”) will no longer be recognised in respect of products classified as investment contracts, companies may recognise particular deferred acquisition costs (“DAC”). However, the acquisition costs deferrable under IFRS are limited, and the DAC asset recognised is significantly lower than the loss in DVFP.
The above adjustments would have been required to comply with IAS32/39 and IFRS4 in the 2004 comparatives.

Financial Statements
Notes to the Financial Statements continued
53. Differences between IFRS and US GAAP
The significant differences applicable to Abbey’s Consolidated Financial Statements are summarised below.
(a) Goodwill
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
(b) Other intangible assets
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
(c) Pension costs
IFRS For defined benefit schemes, IAS 19 ‘Employee Benefits’ (‘IAS 19’) requires pension liabilities to be determined on the basis of current actuarial valuations performed on each plan, and pension assets to be measured at fair value. The net pension surplus or deficit, representing the difference between plan assets and liabilities, is recognised on the balance sheet. In accordance with IAS 19 (revised 2004), Abbey has elected to record all actuarial gains and losses on the pension surplus or deficit in the year in which they occur within the statement of recognised income and expense.
US GAAP Effective 31 December 2006, Abbey adopted SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (‘SFAS 158’) requiring an employer to recognise the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. The requirements of SFAS 158 are similar to the requirements of IAS 19 under IFRS. Prior to the adoption of SFAS 158, Abbey recognised an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income. Abbey continues, as permitted by SFAS 87 ‘Employers’ Accounting for Pensions’ (‘SFAS 87’), to use the ‘corridor method’, whereby actuarial gains and losses outside a certain range are recognised in the income statement in equal amounts over the remaining service lives of current employees. That range is 10% of the greater of the market-related value of plan assets or the projected benefit obligation.
(d) Securities and investments
IFRS Under IAS 39, from 1 January 2005, the Group classifies its financial assets in the following categories: financial assets at fair value through profit and loss, loans and receivables, available-for-sale financial assets and held to maturity. Management determines the classification of its investments at initial recognition.
(i) Financial assets at fair value through profit and loss
Financial assets are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if it is a derivative or it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short term profit taking.
(ii) Loans and receivables
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

Financial Statements
Notes to the Financial Statements continued
(iii) Available for sale
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
(iv) Held to maturity
Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity and they are not classified into any of the categories described above. Abbey does not hold any held to maturity financial assets.
          Prior to 1 January 2005, financial assets were only accounted for at fair value through profit and loss if they were classified as trading; the accounting for loans and receivables was unchanged; and securities were classified as held for investment purposes or not held for investment purposes (that is, for trading). Securities held for investment purposes were stated at cost adjusted for any amortisation of premium or discount. Provision was made for any impairment in value. All securities not held for investment purposes were stated at fair value and profits and losses arising from this revaluation were taken to the income statement. Debt and equity securities were periodically reviewed on a case-by-case basis to determine whether any decline in fair value below the carrying value was an indication of impairment. A review for impairment of a security included, among other things, consideration of the credit risk associated with the security, including an assessment of the likelihood of collection of amounts due pursuant to the contractual terms of the security in excess of the cost of the security. Should an event have reversed the effects of a previous impairment, the carrying value of the security may have been written up to a value no higher than the original cost which would have been recognised had the original impairment not occurred.
US GAAP Investments in equity securities with readily determinable market values and all debt securities are classified as trading securities, available for sale securities, or held to maturity securities in accordance with SFAS 115. Abbey has no securities classified as held to maturity. Securities classified as trading represent securities that Abbey has bought and holds principally for the purpose of selling in the near term or that were designated at their purchase date as such. Trading securities are accounted for in the same way as trading securities under IAS 39. Debt and equity securities classified as available for sale represent securities not classified as either held to maturity or trading securities. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses on available for sale securities arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Foreign exchange differences on available-for-sale securities denominated in foreign currency are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds. Securities classified as available-for-sale are required to be reviewed on an individual basis to identify whether their fair values have declined to a level below amortised cost and, if so, whether the decline is other-than-temporary. Provision is reflected in earnings as a realised loss for any impairment that is considered to be other-than-temporary. If it is probable that an investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment is considered to have occurred. Recognition of other-than-temporary impairment may be required as a result of a decline in a security’s value due to deterioration in the issuer’s creditworthiness, an increase in market interest rates or a change in foreign exchange rates since acquisition. Other circumstances in which a decline in the fair value of a debt security may be other-than-temporary include situations where the security will be disposed of before it matures or the investment is not realisable.
          Emerging Issues Task Force (EITF) pronouncement EITF 99-20 “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitised Financial Assets” (EITF 99-20) requires impairment testing on applicable asset-backed securities to be performed using a discounted cash flow model on an individual security basis. If the present value of the security’s original cash flows estimated at the initial transaction date (or the last date previously revised) is greater than the present value of the current estimated cash flows at the financial reporting date, an other-than-temporary impairment is considered to have occurred. The security is written down to fair value with the resulting change being included in income. Abbey has adopted the specific impairment testing methodology required by EITF 99-20 for applicable asset-backed securities for IFRS purposes.
          If an impairment loss is recognised, the cost basis of the individual security is written down to fair value as a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.
(e) Securitised assets
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

Financial Statements
Notes to the Financial Statements continued
          The servicing asset is amortised over the periods in which the benefits are expected to be received and the interest-only security is accounted for as an available for sale security, and is evaluated for impairment in accordance with EITF 99-20.
(f) Loan origination fees and costs
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
US GAAP Loan origination fees not offset by related direct costs, internal costs, and discount mortgage incentives are deferred and amortised through the income statement over the life of the loan, in accordance with SFAS 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Losses” (’SFAS 91’). Abbey includes estimates of future prepayments in the calculation of the effective yield. These estimates are based on detailed mortgage prepayment models. When the interest rate increases during the term of the loan, SFAS 91 prohibits the recognition of interest income to the extent that the loan would increase to an amount greater than the amount at which the borrower could settle the loan.
(g) Derivatives
IFRS Prior to 1 January 2005, derivatives were classified as trading or non-trading. Derivatives classified as trading were carried at market value in the balance sheet. Gains and losses were taken directly to the income statement. Non-trading derivatives, which were transacted for hedging and risk management purposes, were accounted for on an accruals basis, equivalent to the assets, liabilities or net positions being hedged. From 1 January 2005, under IAS 39, derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge) provided certain criteria are met.
US GAAP SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities”, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which Abbey is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value. Abbey has no cash flow hedge transactions. From 1 January 2005 Abbey ceased to claim hedge accounting for US GAAP purposes.
(h) Debt securities in issue
IFRS From 1 January 2005, under IAS 39, the Group has designated certain debt securities in issue as fair value though profit or loss. In addition, from 1 January 2005, also under IAS 39, the Group has claimed hedge accounting for other debt securities in issue, as also described above. Prior to 1 January 2005, all debt securities in issue were accrual accounted.
          The application of IAS 39 “Financial Instruments: Recognition and Measurement” as at 1 January 2005 resulted in the recognition of additional assets and liabilities relating to the fair values of derivatives at that date which were previously accounted for on an accruals basis. In addition, the carrying values of non-derivatives subject to fair value hedges were adjusted at 1 January 2005 in relation to the fair value attributable to the hedged risks of those financial instruments.
US GAAP From 1 January 2005, Abbey adopted the fair value option provided under SFAS 155 for selected debt securities in issue that qualified as hybrid financial instruments that had been bifurcated under SFAS 133, in order to achieve greater consistency with the accounting requirements of the fair value option under IAS 39.
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
(i) Preference shares
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

Financial Statements
Notes to the Financial Statements continued
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
(j) Consolidation
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
(k) Derecognition of liabilities
IFRS From 1 January 2005, under IAS 39, a debt is removed from the balance sheet when, and only when, it is extinguished – that is, when the obligation specified in the contract is discharged or cancelled or expires. Prior to 1 January 2005, a debt could be derecognised for financial reporting purposes when it was beyond reasonable doubt that performance would not be required under the obligation.
US GAAP A debt is considered extinguished for financial reporting purposes only when the debtor pays the creditor and is relieved of all its obligations with respect to the debt; or the debtor is legally released as the primary obligor under the debt, either judicially or by the creditor. With the adoption of IAS 39, there is no longer a difference between IFRS and US GAAP.
(l) Discontinued operations
During 2006, Abbey sold its entire life insurance business, as disclosed in Note 12. As a result, under both IFRS and US GAAP, the results of the life insurance business are classified as a discontinued operation as disclosed in Note 12 and Note 57(p) Discontinued operations. The results of the discontinued operations are retrospectively presented as a single line in the income statement under both IFRS and US GAAP. Consequently, the income statement GAAP differences relating to discontinued operations only affect a single income statement line and result in a single reconciling item in the US GAAP net income reconciliations. There is no change in the presentation of the assets and liabilities of the discontinued operations and therefore no change to the US GAAP shareholders’ equity reconciliations.
The following explanatory notes describe differences in insurance accounting under IFRS and US GAAP. All these differences were applicable to Abbey’s life insurance businesses and the amounts related to them are included in the reconciliations on page 146 under the income statement caption Discontinued operations. Notes (m), (n) and (o) below set out the effects of the differences between IFRS and US GAAP on individual assets and liabilities.
Contract Classification
IFRS The long-term insurance business issued insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. Investment contracts are those contracts that carry no significant insurance risk. A number of insurance and investment contracts contained a discretionary participation feature which entitled the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing was contractually at the discretion of the Group and based on the performance of specified assets. Contracts containing a discretionary participation feature were referred to as participating contracts. This is set out in more detail in “Participating or “with-profits” business” below.
Abbey accounts for insurance and investment contracts as follows:
(i) Insurance contracts and participating investment contracts using the IFRS embedded value basis of accounting used by banking groups that own life insurance operations, modified, as necessary, to comply with the requirements of IFRS. In particular, this included a consolidation on a line-by-line basis of the life insurance business relating to these contracts into the Consolidated Financial Statements, along with the present value of in-force business, which was calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholders’ overall risk premium.
(ii) Investment contracts that are non-participating were accounted for as financial instruments in accordance with IAS 39. All of the Group’s non-participating investment contracts were unit-linked.
US GAAP Except as regards acquired blocks of business, the net present value of the profits of the in-force business was not recognised under US GAAP. Contracts which cover with-profits pension (with minimal insurance risk), unitised with-profits, and unit linked policies were classified as universal life or investment contracts and accounted for in accordance with SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realised Gains and Losses from the Sale of Investments” and SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”. Contracts for all other policies with significant mortality and/or morbidity risk including endowment, term and whole of life policies were accounted for in accordance with SFAS 60, “Accounting and Reporting by Insurance Enterprises.”

Financial Statements
Notes to the Financial Statements continued
Revenue Recognition
IFRS Premiums received in respect of life insurance contracts and participating investment contracts were recognised as revenue when due and shown before deduction of commission. Fee and charge income was recognised in relation to investment non-participating contracts in line with the investment management service provided.
US GAAP Premiums for long-duration products were recognised as revenue when due from policyholders and the costs of claims were recognised over the contract period through the establishment of a liability for future policy benefits. For short-duration contracts, the premium was recognised over the contract period with costs or claims recognised as they occurred. For long-duration contracts, the liability for future policy benefits was determined as the present value of future benefits to be paid less the present value of the net premiums to be collected. Premiums for universal life and investment contracts were applied as increases to policyholder account balances when received. Revenues derived from these policies consisted of mortality charges, policy administration charges, investment management fees, and surrender charges that were deducted from the policyholder account balances. Premiums and policy charges received from customers that related to future periods were deferred until the period to which they related and were recorded as a deferred income liability. For limited payment contracts, the excess of the gross premium over the US GAAP net benefit premium was deferred and amortised in relation to expected future benefit payments. For investment and universal life contracts, policy charges that related to future periods and related acquisition costs were deferred and amortised in relation to estimated gross profits. Estimated gross profits were projected on current best estimate assumptions with no provisions for adverse deviation. Costs of claims in excess of the policyholder account balance were recognised when insured events occurred. To the extent that a reinsurance contract did not, despite its form, provide for indemnification of the insured by the re-insurer against loss or liability, the premium paid less the amount of the premium to be retained by the re-insurer was accounted for as a deposit by the insured company.
Participating or “with-profits” business
With-profits policies entitled the policyholder to participate in the surplus within the with-profits life fund of the insurance company, which issued the policy. Regular bonuses were determined and declared annually by the issuing company’s board of directors on the advice of the with-profits actuary. Bonuses took the form of additional benefits, which were only paid on termination of the policy. The bonuses that were be declared were highly correlated, over a period of time, to the overall performance of the underlying assets and liabilities of the fund in which the contract was invested over that same period of time. Bonuses were designed to provide policyholders with a share of the total performance of the fund during the period of the contract broadly consistent with the “asset share” of the individual contract.
          The contract for with-profits business written into the with-profits fund provided that approximately 90 per cent of the surplus arising from the net assets of the fund which was distributed is allocated to policyholders in the form of either annual bonuses or terminal bonuses, which were allocated at the end of the contract. For unitised with-profits business written into the with-profits fund, all of the surplus that was distributed was allocated to policyholders as a bonus.
IFRS The Group had an obligation to pay policyholders a specified portion of all interest and realisable gains and losses arising from the assets backing participating contracts. Any amounts not yet determined as being due to policyholders were recognised as a liability.
US GAAP A liability was established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund was allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprised the obligation of the insurance company to the policyholders. Any deficit arising in the with-profit fund was provided for in full.
Deferred acquisition costs
The effect on the income statement of differences with respect to deferred acquisition costs can be found in Note (n) Deferred acquisition costs below.
Policyholder liabilities
The effect on the income statement of differences with respect to policyholder liabilities can be found in Note (o) Policyholder liabilities below.
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
US GAAP Investment property is stated at historical cost and is depreciated on a straight-line basis over its useful life.
(m) Value of in-force business
IFRS As mentioned above, Abbey accounted for the insurance contracts and participating investment contracts using the IFRS embedded value basis of accounting used by banking groups that own life insurance operations, modified, as necessary, to comply with the requirements of IFRS. This included recognising the present value of in-force business, which was calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholders’ overall risk premium.
US GAAP Except as regards acquired blocks of business, the net present value of the profits of the in-force business was not recognised under US GAAP.

Financial Statements
Notes to the Financial Statements continued
(n) Deferred acquisition costs
IFRS In relation to insurance contracts and participating contracts, the cost of acquiring new and renewal life insurance business was recognised in the IFRS embedded value calculation as incurred. In relation to investment contracts, directly incremental commissions that varied with and were related to either securing new or renewing existing non-participating investment contracts were capitalised as an intangible asset; all other costs were recognised as expenses when incurred.
          This asset was subsequently amortised over the period of the provision of investment management services and was reviewed for impairment in circumstances where its carrying amount was not recoverable.
US GAAP Under US GAAP the costs incurred by the insurer in the acquisition of new and renewal life insurance business were capitalised. Acquisition costs consisted principally of commissions and other variable sales costs. Deferred acquisition costs for SFAS 60 products were amortised in relation to premium income using assumptions consistent with those used in computing policyholder benefits provisions. Deferred acquisition costs related to investment and universal life contracts were amortised in proportion to the estimated gross profits arising from the contracts. On the acquisition of another insurance company, an intangible asset (value of business acquired) was recognised which represented the present value of estimated future cash flows embedded in the existing contracts acquired. The amortisation was based upon the equivalent method for amortising the deferred acquisition costs, as above.
(o) Policyholder liabilities
IFRS         Liabilities – life insurance contracts or participating investment contracts, which are not unit linked
A liability for contractual benefits that was expected to be incurred in the future was recorded when the premium was recognised. The liability was calculated by estimating the future cash flows over the duration of the in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability varied with movements in interest rates and with the cost of life insurance and annuity benefits where future mortality was uncertain. Assumptions were made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. For conventional life and pensions business, the gross premium valuation method was used.
Liabilities – life insurance contracts or participating investment contracts, which are unit linked
Allocated premiums in respect of unit linked contacts that were either life insurance contracts or participating investment contracts were recognised as liabilities. These liabilities were increased or reduced by the change in the unit prices and were reduced by policy administration fees, mortality and surrender charges and any withdrawals and included any amounts necessary to compensate the Group for services to be performed over future periods. The mortality charges deducted in each period from the policyholders as a group were considered adequate to cover the expected total death benefits claims in excess of the contract account balances in each period and hence no additional liability was established for these claims in excess of the contract balances. Revenue consisted of fees deducted for mortality, policy administration and surrender charges. Interest or changes in the unit prices credited to the account balances and excess benefit claims in excess of the account balances incurred in the period were charged as expenses in the income statement.
Liabilities – investment contracts which are unit-linked
These contracts were accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities was determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value was never less than the amount payable on surrender, discounted for the required notice period where applicable.
US GAAP For SFAS 97 defined products, the liability was represented by the policyholder’s account balance before any applicable surrender charges. Policyholder benefit liabilities for products defined by SFAS 60 were developed using the net level premiums method. Assumptions for interest, mortality, morbidity withdrawals and expenses were prepared using best estimates at date of policy issue (or date of company acquisition by Abbey, if later) plus a provision for adverse deviation based on the insurer’s experience, and were not revised unless a loss recognition event arose. In the event where future expected claim costs exceeded related unearned premiums, a liability was accrued to the extent that it exceeded any unamortised acquisition costs.
Guaranteed Annuity Options
Abbey issued a number of with-profits pensions contracts, both regular and single premium, which have a guaranteed convertibility option on maturity, fixing a minimum rate at which conversion into an immediate annuity will be made.
IFRS An estimate of the fair value of the guarantee payable to the policyholders, on a net present value basis, was provided for in the liabilities of the with-profits fund.
US GAAP As a result of the adoption of SOP 03-1, an additional liability was established if, at the expected annuitisation date, the present value of the expected annuitisation payments (plus related expenses) exceeded the projected account balance. The additional liability was calculated by accumulating that portion of the policy assessments that exactly amounted to the present value of the additional liability on the expected annuitisation date, using a range of scenarios.
(p) Other operating income – profit on sale of subsidiaries
IFRS In 2006, Abbey sold its wholly owned subsidiaries that operate in the asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander Central Hispano, S.A. The transaction was accounted for at fair value and a profit on the sale was recognised in the income statement, classified as other operating income.
US GAAP In accordance with US GAAP, the transfer of the net assets of its wholly owned subsidiaries that operate in the asset management businesses to Santander Asset Management UK Holdings Limited has been accounted for at historical cost as it is a transaction between entities under common control. As a result, the profit on the transfer recognised under IFRS was accounted for as a capital contribution for the purposes of US GAAP.

Financial Statements
Notes to the Financial Statements continued
54. Recently adopted US accounting guidance
SFAS 123R: Share-Based Payment
On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-based Payment”, which is a revision of SFAS 123, “Accounting for Stock-Based Compensation”. SFAS 123R supersedes APB opinion No. 25, “Accounting for Stock issued to Employees” and its interpretations, and revises SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued. SFAS 123R requires entities to recognise the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards, which is consistent with Abbey’s accounting under SFAS 123. SFAS 123R applies to all awards granted and modified, repurchased, or cancelled after the first interim or annual period beginning after 15 June 2005. The adoption of SFAS 123(R) did not have a material impact on the Company’s financial position or results of operations.
SFAS 154: Accounting Changes and Error Corrections – a replacement of APB 20 and SFAS 3
In May 2005, the FASB issued SFAS 154 “Accounting Changes and Error Corrections  – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 replaces APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and amends the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. Under SFAS 154, the correction of an error in previously issued financial statements is not an accounting change, but involves adjustments to previously issued financial statements. In many, but not all aspects, under SFAS 154 the accounting for changes and error corrections are converged with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The adoption of SFAS 154 did not have a material impact on the Company’s financial position or results of operations.
SEC Staff Accounting Bulletin 108, codified as SAB Topic 1.N: Considering the Effects of Prior Year Misstatements
When Quantifying Misstatements in Current Year Financial Statements (‘SAB 108’)
In September 2006, the SEC Staff released SAB 108. SAB 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a misstatement. SAB 108 provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant’s prior approach) now are considered material, the registrant need not restate prior period financial statements, but is permitted to record a one-time cumulative-effect adjustment to correct these misstatements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after 15 November 2006. The adoption of SAB 108 did not have a material impact on the Company’s financial position or results of operations.
SFAS 155: Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and SFAS 140
In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”. SFAS 155 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets” as follows:

>	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;
>	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;
>	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
>	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
>	Amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
SFAS 155 is effective for all financial instruments acquired or issued after the first fiscal year beginning after 15 September 2006. With effect from 1 January 2005, Abbey adopted the fair value option provided under SFAS 155 for selected hybrid financial instruments that had been bifurcated under paragraph 12 of SFAS 133 in order to achieve greater consistency with the accounting requirements of the fair value option under IAS 39. The impact of adoption of SFAS 155 is disclosed in Note 57(l).

Financial Statements
Notes to the Financial Statements continued
SFAS 158: Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the FASB issued SFAS 158. SFAS 158 requires an employer to recognise the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to (1) recognise the funded status of a benefit plan – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation – in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation, (2) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. Amounts recognised in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of SFAS 87 and SFAS 106, are adjusted as they are subsequently recognised as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements, (3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions) and (4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Abbey adopted SFAS 158 from 31 December 2006. The impact of adoption is disclosed in Note 57(c).
SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement With Respect to the Settlement of a Debt Instrument Through Exercise of an Embedded Put Option or Call Option
In June 2005, the FASB issued SFAS 133 Implementation Issue No. B38, “Embedded Derivatives: Evaluation of Net Settlement With Respect to the Settlement of a Debt Instrument Through Exercise of an Embedded Put Option or Call Option” (“DIG Issue 38”). DIG Issue 38 clarifies that in applying paragraph 12(c) of SFAS 133 to a put option or call option (including a prepayment option) embedded in a debt instrument, the potential settlement of the debtor’s obligation to the creditor that would occur upon exercise of the put option or call option does not meet the net settlement criterion in paragraph 9(a) of SFAS 133. The application of paragraph 12(c) is relevant when an embedded put option or call option is not considered to be clearly and closely related to the debt host under paragraph 12(a) and related paragraph 13 or 61(d). DIG Issue 38 is effective for fiscal years beginning after 15 December 2005. The adoption of DIG Issue 38 did not have a material impact on the Company’s financial position or results of operations.
SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor
In June 2005, the FASB issued SFAS 133 Implementation Issue No. B39, “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (“DIG Issue 39”). DIG Issue 39 describes the circumstances in which an embedded call option (including a prepayment option) that can accelerate the settlement of a hybrid instrument containing a debt host contract would not be subject to the conditions in paragraph 13(b) of SFAS 133. DIG Issue B39 is effective for fiscal years beginning after 15 December 2005. The adoption of DIG Issue B39 did not have a material impact on the Company’s financial position or results of operations.
EITF 05-1: Conversion of an Instrument That Became Convertible Upon the Issuer’s Exercise of a Call Option
In June 2006, the Emerging Issues Task Force, reached a final consensus on EITF 05-1 “Conversion of an Instrument That Became Convertible Upon the Issuer’s Exercise of a Call Option”. EITF 05-1 addresses whether the conversion of such a debt instrument into issuer shares should be accounted for akin to a conversion or an extinguishment. The Task Force concluded that the call option and the resulting equity securities issued should be accounted for akin to a conversion (no gain or loss recorded) provided that the debt instrument, at issuance, contains a substantive conversion feature (meaning that it is at least reasonably possible of becoming exercisable absent the issuer’s ability to call the instrument). The transaction, otherwise, should be recorded as a debt extinguishment. EITF 05-1 is effective for all conversions within its scope that result from the exercise of call options in interim or annual reporting periods beginning after 28 June 2006. The adoption of EITF 05-1 did not have a material impact on the Company’s financial position or results of operations.

Financial Statements
Notes to the Financial Statements continued
55. Recently issued US accounting guidance
SFAS 156: Accounting for Servicing of Financial Assets – an amendment of SFAS 140
In March 2006, the FASB issued SFAS 156 “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS 156 requires a company to recognise a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitisation in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. SFAS 156 requires all separately recognised servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognised servicing assets and servicing liabilities using either a specified amortisation method or a specified fair value measurement method. At its initial adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by companies with recognised servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the company’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after 15 September 2006. The adoption of SFAS 156 is not expected to have a material impact on the Company’s financial position or results of operations.
SFAS 157: Fair Value Measurement
In September 2006, the FASB issued SFAS 157 “Fair Value Measurement”. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 also emphasises that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157 fair value measurements are disclosed by level within that hierarchy. While the Statement does not add any new fair value measurements, it may change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007. Abbey is currently evaluating the impact of SFAS 157 on the Company’s financial position and results of operations.
SFAS 159: The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115”. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Eligible items include a recognised financial asset and financial liability, a firm commitment involving financial instruments that would not otherwise be recognised at fair value, a written loan commitment, certain rights and obligations under an insurance contract, and certain rights and obligations under a warranty. A business entity shall report unrealised gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. In accordance with SFAS 159, the fair value option (1) can be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (2) is irrevocable (unless a new election date occurs), and (3) has to be applied to entire instruments and not to portions of it. SFAS 159 is effective from an entity’s first year beginning after 15 November 2007. Early adoption is permitted as of the beginning of the year that begins on or before 15 November 2007, provided the entity also elects to apply the provisions of SFAS 157,“Fair Value Measurements”. Abbey is currently evaluating the impact of the requirements of SFAS 159 on the Company’s financial position and results of operations.
FASB Interpretation 48: Accounting for Uncertainty in Income Taxes
In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realised upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognised in the financial statements will generally result in one of the following: (a) An increase in a liability for income taxes payable or a reduction of an income tax refund receivable; (b) A reduction in a deferred tax asset or an increase in a deferred tax liability; or both (a) and (b). Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognised in the first subsequent financial reporting period in which that threshold is met. Previously recognised tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognised in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for fiscal years beginning after 15 December 2006. Abbey is currently evaluating the impact of the requirements of FIN 48 on the Company’s financial position and results of operations.

Financial Statements
Notes to the Financial Statements continued
56. US GAAP reconciliation
The following table summarises the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the cumulative tax effect of all adjustments included separately.

	Note 53	Note 57	2006	2005	2004
Income statement			£m	£m	£m

Profit from continuing operations for the year – IFRS			313	254	28
US GAAP adjustments:
Goodwill	a	a	–	–	(9)
Other intangible assets	b	a	(14)	(14)	(15)
Pension cost	c	c	(169)	(78)	(79)
Securities and investments	d	e	130	(66)	–
Securitised assets	e	g	117	50	30
Loan origination fees and costs	f		46	54	12
Debt securities in issue	h		(207)	180	–
Preference shares	i		(3)	88	–
Other operating income	p		(41)	–	–
Derivatives	g		–	–	54
Consolidation	j		–	–	(49)
Derecognition of liabilities	k		–	–	(41)
Discontinued operations	l	p	–	(53)	(34)
Other			3	4	(16)
Tax effect of the above adjustments		d	19	(16)	18

Net income/(loss) from continuing operations – US GAAP			194	403	(101)

Net income/(loss) from discontinued operations – US GAAP (net of tax)	l	p	(21)	(150)	81

Net income/(loss) – US GAAP			173	253	(20)

	Note 53	Note 57	2006	2005
Shareholders’ equity			£m	£m

Shareholders’ equity – IFRS			3,116	3,110
US GAAP adjustments:
Goodwill	a	a	233	326
Other intangible assets	b	a	22	36
Pension cost	c	c	(35)	603
Securities and investments	d	e	(54)	(162)
Securitised assets	e	g	430	331
Loan origination fees and costs	f		233	187
Debt securities in issue	h		417	734
Preference shares	i		344	612
Value of in-force business	m	a	–	(1,301)
Deferred acquisition costs	n	q	–	774
Policyholder liabilities	o	r	–	95
Other			29	21
Tax effect of the above adjustments		d	(315)	(406)

Shareholders’ equity – US GAAP			4,420	4,960

Net income/(loss) available to ordinary shareholders for the year ended 31 December 2006 was £138m (2005: £202m, 2004:£(68)m) after the deduction of preference dividends of £35m (2005: £51m, 2004: £48m). Details of discontinued operations are set out in Note 57(p).
57. Further note disclosures on differences between IFRS and US GAAP, and certain additional US disclosures
a) Goodwill and other intangible assets
The following tables provide analyses of goodwill and certain intangible assets included in the balance sheet under US GAAP for the years ended 31 December 2006 and 2005. The changes in the carrying amounts of goodwill, by segment, for the years ended 31 December 2006 and 2005 are as follows:

Financial Statements
Notes to the Financial Statements continued

	Retail	Financial	Wealth	Sold Life	Group
	Banking	Markets	Management	Businesses	Total
Goodwill	£m	£m	£m	£m	£m

Carrying value at 1 January 2006	222	69	32	139	462
Disposals	–	–	–	(139)	(139)

Carrying value at 31 December 2006	222	69	32	–	323
Total capitalised per IFRS	–	–	90	–	90
US GAAP adjustment to shareholders’ equity	222	69	(58)	–	233

	Retail	Financial	Wealth	Sold Life	Group
	Banking	Markets	Management	Businesses	Total
	£m	£m	£m	£m	£m

Carrying value at 1 January 2005	222	69	32	672	995
Impairments	–	–	–	(533)	(533)

Carrying value at 31 December 2005	222	69	32	139	462
Total capitalised per IFRS	–	–	90	46	136
US GAAP adjustment to shareholders’ equity	222	69	(58)	93	326

Abbey reviews its goodwill for impairment, in accordance with the requirements of SFAS 142. In 2005, an impairment in the value of goodwill in the Sold Life Businesses segment was recognised due to expected lower future profitability given higher lapse rates in 2005, coupled with projected lower volumes of new business being written at lower margins in a competitive market.
          Under IFRS and US GAAP, intangible assets were recognised in the balance sheet in connection with trademarks and distribution channels acquired in business combinations, and the value of in-force insurance business. All these intangibles related to the life insurance businesses that were sold in 2006. In addition, for US GAAP purposes only, an intangible asset has been recognised in the Retail Banking segment in connection with the value of depositor relationships acquired, also known as core deposit intangibles, as follows:

	2006	2005
Core deposit intangibles	£m	£m

Cost
At 1 January and 31 December	416	416

Accumulated amortisation/impairment
At 1 January	380	366
Charge for the year	14	14

At 31 December	394	380

Net book value
Total capitalised per US GAAP	22	36
Total capitalised per IFRS	–	–

US GAAP adjustment to shareholders’ equity	22	36

The US GAAP adjustment to the value of in-force business in the Sold Life Businesses segment represented the reversal of IFRS discounted value of future profits intangible asset and the recording of a value of business acquired intangible asset. The changes in the carrying amount of value of business acquired were as follows:

	2006	2005
Value of business acquired	£m	£m

At 1 January	391	461
Amortisation	(19)	(70)
Disposal	(372)	–

At 31 December	–	391

Abbey reviews its intangible assets for impairment, in accordance with the requirements of SFAS 142. Impairments in the value of distribution channels were recognised in 2006 and 2005 as described in Note 23. All intangible assets (excluding goodwill) are amortised over their estimated average life. The estimated future amortisation expense of all Abbey’s intangibles is as follows:

Year ended 31 December:	£m

2007	14
2008	8

Financial Statements
Notes to the Financial Statements continued
b) Investment properties

	Year ended 31 December

	2006	2005
	£m	£m

Cost or valuation
At 1 January	–	1,164
Disposals	–	(1,164)

At 31 December	–	–

Amortisation
At 1 January	–	154
Charge for the year	–	32
Disposals	–	(186)

At 31 December	–	–

Net book value	–	–

In 2005, the portfolio of investment property held within the Sold Life Businesses segment was sold for a total consideration of £1,332m, realising a gain of £354m under US GAAP, of which £68m had already been recognised in 2005 as market value movements under IFRS.
c) Pension costs
Under US GAAP, Abbey applies the provisions of SFAS 87, as amended by SFAS 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” and SFAS 132(R), “Employers’ Disclosure about Pension and Other Post-retirement Benefits, an amendment to FASB Statements No. 87, 88 and 106”. Abbey adopted effective 31 December 2006 SFAS 158, in respect of its defined benefits pension plans, detailed in Note 41 of the Consolidated Financial Statements. For the purposes of amortising gains and losses the “10% corridor” has been applied, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three-year period. The assumptions used to calculate the projected benefit obligations and net period benefit costs are the same as those used for IFRS which are set out in Note 41.
The components of the estimated net periodic pension cost computed under SFAS 87 are as follows:

Year ended 31 December

	2006	2005	2004
	£m	£m	£m

Service cost	94	105	124
Interest cost	211	200	182
Expected return on assets	(156)	(149)	(140)
Contractual termination benefits	16	21	24
Recognised losses	73	61	52
Amortisation of prior service cost	1	–	1

Net periodic pension cost	239	238	243

The following table sets forth a reconciliation of the projected benefit obligation for the period 1 January to 31 December:

	2006	2005
	£m	£m

Benefit obligation at 1 January	4,404	3,730
Service cost	94	105
Interest cost	211	200
Plan participants’ contributions	9	12
Contractual termination benefits	16	21
Settlements and curtailments	(79)	–
Actuarial (gain)/loss	(235)	439
Benefits paid	(121)	(103)

Benefit obligation at 31 December	4,299	4,404

The following table sets forth a reconciliation of the fair value of plan assets for the period 1 January to 31 December:

	Year ended 31 December

	2006	2005
	£m	£m

Fair value of plan assets at beginning of year	2,981	2,489
Expected return on plan assets	156	149
Actuarial gain	8	303
Employer contributions	197	131
Plan participants’ contributions	9	12
Benefits paid	(121)	(103)

Fair value of plan assets at 31 December	3,230	2,981

Financial Statements
Notes to the Financial Statements continued
The following tables sets forth the amounts recognised in accumulated other comprehensive income.

	Year ended 31 December

	2006	2005	2004
Actuarial gains/(losses):	£m	£m	£m

Opening balance	(366)	(303)	(261)
Gain/(loss) recognised in other comprehensive income	116	(124)	(94)
Recognised as a component of net periodic pension cost	73	61	52

Closing balance	(177)	(366)	(303)

The associated income tax effect recognised in accumulated other comprehensive income at 31 December 2006 was £50m (2005: £110m, 2004: £91m).
          Additionally an adjustment in respect of the initial application of SFAS 158 of £307m, net of tax, has been recognised in the closing balance of accumulated other comprehensive income as at 31 December 2006. An amortisation charge of £34m is expected to be included as a component of net period pension cost in 2007.

	Year ended 31 December

	2006	2005	2004
Prior service cost:	£m	£m	£m

Opening balance	(1)	(1)	(2)
Recognised as a component of net period pension cost	1	–	1

Closing balance	–	(1)	(1)

The associated income tax effect recognised in accumulated other comprehensive income was nil (2005: nil, 2004: nil).
          The accumulated benefit obligation at 31 December 2006 amounted to £3,821m (2005: £3,752m). The aggregate accumulated benefit obligation and the aggregate fair value of plan assets for pensions plans with aggregate benefit obligations in excess of plan assets were £3,148m and £2,554m, respectively. In 2005 the accumulated benefit obligation exceeded the assets for all plans. The incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheet was as follows:

	Before	Adjustment	After
	application of		application of
	FAS 158		FAS 158
	£m	£m	£m

Deferred tax asset	707	132	839
Other assets	2,680	(17)	2,663

Total assets	211,832	115	211,947
Retirement benefit obligations	647	422	1,069

Total liabilities	207,105	422	207,527
Accumulated other comprehensive income	(73)	(307)	(380)

Total shareholder’s equity	4,727	(307)	4,420

d) Taxes
The tax effects of the principal components of deferred tax liabilities and deferred tax assets at 31 December 2006 and 2005 were as follows:

	2006	2005
	£m	£m

Deferred tax assets:
Pensions and other postretirement benefits	321	233
Provisions and short-term temporary differences	264	320
Excess of capital allowances over depreciation	64	35
Tax losses carried forward	194	89
Valuation allowance	(4)	–

	839	677

Deferred tax liabilities:
Accelerated tax depreciation	(483)	(489)
Provisions and short-term temporary differences	(431)	(684)

	(914)	(1,173)

Net deferred tax liabilities	(75)	(496)

Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire.
e) Securities and investments

(i)	Under US GAAP, SFAS 115 requires certain disclosures relating to investments in debt securities, and equity securities that have readily determinable fair values at 31 December 2006 and 2005. The following table provides an analysis of the balance sheet totals under US GAAP:

Financial Statements
Notes to the Financial Statements continued

	2006	2005
	£m	£m

Trading securities	40,631	60,444
Available for sale securities (ii)	812	742

	41,443	61,186

Further disclosures required by SFAS 115 are as follows:
(ii)      Available for sale securities

	Amortised	Gross unrealised	Gross unrealised	Fair
	cost	gains	losses	value
At 31 December 2006	£m	£m	£m	£m

Equity securities	14	1	–	15
Asset-backed and corporate debt securities	243	38	–	281
Mortgage backed securities other than those issued or backed by US government agencies	395	35	–	430
Other debt securities	86	–	–	86

	738	74	–	812

	Amortised	Gross unrealised	Gross unrealised	Fair
	cost	gains	losses	value
At 31 December 2005	£m	£m	£m	£m

Equity securities	13	–	–	13
Asset-backed and corporate debt securities	287	63	(3)	347
Mortgage backed securities other than those issued or backed by US government agencies	281	58	–	339
Other debt securities	43	–	–	43

	624	121	(3)	742

Available for sale securities include the interest-only strips recognised under US GAAP, not recognised under IFRS, in connection with Abbey’s securitisations as described in Note 57(g).

In more than
		In more than	5 years but
	Not more	1 year but not	not more	In more
	than	more than	than	than
	1 year	5 years	10 years	10 years	Total
Maturity analysis	£m	£m	£m	£m	£m

At 31 December 2006	108	408	25	271	812

At 31 December 2006 none of the Group’s investments was in an unrealised loss position. The following table shows the investments’ gross unrealised losses and fair value, aggregated by investment category and length of time that individual securities had been in a continuous unrealised loss position, at 31 December 2005.

	Less than 12 months		12 months or more		Total

	Fair	Unrealised	Fair	Unrealised	Fair	Unrealised
	value	losses	value	losses	value	losses
At 31 December 2005	£m	£m	£m	£m	£m	£m

Asset-backed and corporate debt securities	124	3	–	–	124	3

Total temporarily impaired securities	124	3	–	–	124	3

(iii)      Sales of available for sale securities during the years ended 31 December 2006, 2005 and 2004.

	2006	2005	2004
	£m	£m	£m

Proceeds from sales	77	334	2,040
Gross realised losses on sales	8	–	154
Gross realised gains on sales	–	–	(60)

Amortised cost of sales	85	334	2,134

The related income taxes on the realised gains and losses were nil, (2005: nil). The cost of available for sale securities is identified on a security by security basis, with any premium/discount arising on purchase being amortised to the income statement over the expected life of the security.

(iv)	There were no realised gains and losses on transfers from available for sale securities during the years ended 31 December 2006, 2005 and 2004.

Financial Statements
Notes to the Financial Statements continued

(v)	Net trading gains of £23m (2005: £1,270m, 2004: loss of £213m) were included in income relating to trading securities still held at the year-end.
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
          In 2005, Abbey sold a number of Group companies holding finance lease receivables that met the definition of a variable interest entity. In 2004, the application of FIN 46R had resulted in these entities being deconsolidated and equity accounted as parties other than Abbey were the primary beneficiaries. This change in accounting treatment had no impact on Abbey’s net income and shareholders equity under US GAAP at 31 December 2004. The total assets and the maximum exposure to loss of these vehicles at 31 December 2004 were £1,336m and £974m, respectively.
g) Securitised assets
Abbey makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator. Using this structure, Abbey has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the securitisation companies Holmes Financing No.s 1-2 plc, Holmes Financing No.s 6-10 plc and Holmes Master Issuer plc.
          Holmes Financing No.s 1-2 plc, Holmes Financing No.s 6-10 plc and Holmes Master Issuer plc are qualifying special purpose entities in accordance with SFAS 140 and issued mortgage-backed securities to third party investors. Abbey consolidates Holmes Trustees Limited and Holmes Funding Limited. In addition, Abbey’s beneficial interest in the mortgages that has not been purchased from Holmes Trustees Limited by Holmes Funding remains on balance sheet. Details of the mortgage asset securitisations, including Abbey’s rights and obligations, are included in Note 19. The assets that have been transferred to the qualifying special purpose entities (securitised) meet the criteria required under SFAS 140 for a sale and are no longer retained on the balance sheet. Due to the recognition of a retained interest under US GAAP, gains of £110m (2005: £60m, 2004: £48m) have been recognised. The remuneration received by Abbey for servicing is considered to be adequate and therefore no servicing assets were recognised. As required by SFAS 140, a retained interest (interest only strip) has been recognised which represents Abbey’s retained interest in the securitised assets. The fair value of the interest only strip is represented by the present value of the future income streams expected to be received from Abbey’s retained interest in the securitised assets. Abbey determines the present value of future income streams by discounting future income by market discount rates for these types of securities. In accordance with SFAS 140, the receivable is treated as an available for sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the statement of comprehensive income, unless the value of the security falls below its original cost. In such circumstances, other-than-temporary losses are considered to have occurred and the impairment losses are taken to the income statement. There were no impairment losses in any of the periods presented.
Mortgage asset securitisations

	2006	2005
	£m	£m

Inception value of interest only strip(1)	395	281
Increase in value of interest only strip since inception	35	58

Value of interest only strip at 31 December(1)	430	339

(1) The valuation of the interest only strip asset is based on a key assumption of a discount rate of 9.4% (2005: 8.4%)
Summarised cash flows between the special purpose securitisation companies and Abbey are set out below:

	2006	2005
	£m	£m

Receipts	7,390	3,797
Payments	(5,330)	(4,374)

Net cash flows	2,060	(577)

Financial Statements
Notes to the Financial Statements continued
The principal amount of loans held by the above special purpose securitisation companies 90 days or more past due at 31 December 2006 was £91m (2005: £89m), which represented 0.6% (2005: 0.6%) of the mortgage loans held by those companies. The equivalent statistics for loans held by Abbey were £481m (2005: £515m) and 0.6% (2005: 0.7%). Net credit losses were £4m in the year ended 31 December 2006 (2005: £3m, 2004: nil). The equivalent statistic for loans held by Abbey was £16m (2005: £4m, 2004: £4m).
Sensitivity analysis
The impact of adverse changes in the discount rate on the value of interest only strip assets with a balance of £430m at 31 December 2006 is shown below:

£m

10% adverse change in discount rate	9
20% adverse change in discount rate	18

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
Actual and projected credit losses (%) as of:

	Mortgages securitised in

	2006	2005
	%	%

At 31 December 2006	0.05	0.01
At 31 December 2005	–	0.01

h) Presentation of the consolidated income statement
The presentation of the income statement for the years ended 31 December 2006, 2005 and 2004 as shown on page 68, would not be significantly different under US GAAP except provisions would be shown as a component of total operating income, dividends on preference shares would be accounted for as an appropriation of profit, not as interest expense, and the income and expenses of the securitisation companies, as set out in Note 19, would be deconsolidated.
i) Presentation of the consolidated balance sheet
The presentation of the balance sheet as at 31 December 2006 and 2005 would not be significantly different under US GAAP except stock borrowing and lending transactions would be recorded as set out below, preference shares would be classified in shareholders’ equity, the assets and liabilities of the securitisation companies, as set out in Note 19 would be deconsolidated and accrued interest of £1,451m (2005: £1,188m) would be reclassified in the line item Other liabilities.
j) Stock borrowing and lending against non-cash collateral
Abbey enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Commitments under IFRS. Under SFAS 140, these transactions are grossed up on the balance sheet. At 31 December 2006, Abbey would record assets of £19,345m (2005: £18,632m) as collateral received and liabilities of £19,345m (2005: £18,632m) as an obligation to return collateral received.
k) Collateralised loans and secured borrowings
Abbey enters into purchase and resale agreements (reverse repos and similar transactions), which are accounted for as collateralised loans under IFRS. Upon entering into such transactions Abbey typically receives collateral equal to 100% – 105% of the loan amount. The level of collateral held is monitored daily and, if required, further calls are made to ensure the market value of collateral remains equal to the loan balance. Net assets of such transactions of £6,782m (2005: £5,637m) and £19,717m (2005: £17,941m) are included in Loans and advances to banks and Loans and advances to customers respectively.
          Under reverse repos and similar transactions, Abbey is permitted to sell or repledge the collateral held. At 31 December 2006, the fair value of such collateral was £19,078m (2005: £23,024m) of which £18,816m (2005: 21,944m) related to collateral that was sold or repledged.
          Abbey enters into sale and repurchase (repo) agreements and similar transactions, which are accounted for as secured borrowings under IFRS. Upon entering into such transactions Abbey typically pledges collateral equal to 100% – 105% of the borrowed amount. Net liabilities under repos, stock loans and similar transactions of £10,889m (2005: 12,992m) and £6,616m (2005: 4,338m) are included in Deposits by banks and Deposits by customers respectively.
          Under repos and similar transactions, Abbey sells or pledges collateral to counterparties. Under SFAS 140, where the counterparty has a right to sell or repledge the collateral, any such collateral would be reclassified within Abbey’s balance sheet from securities to securities pledged. At 31 December 2006, the application of SFAS 140 would result in £19,957m (2005: £16,790m) of debt securities, treasury bills and eligible bills being reported as securities pledged.

Financial Statements
Notes to the Financial Statements continued
l) Derivatives and fair value option
On 1 January 2005, Abbey adopted the fair value option provided under SFAS 155 for selected hybrid financial instruments that had been bifurcated under SFAS 133 in order to achieve greater consistency with the accounting requirements of the fair value option under IAS 39. Upon adoption of SFAS 155, there was no significant difference between the fair value of the hybrid financial instruments and the combined values of the host contracts and the embedded derivatives that had formerly been bifurcated.
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
          Abbey’s equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. The total fair value of equity index-linked deposits was £2,546m at 31 December 2006 (2005: £2,390m).
m) Loan impairment
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
          Impaired loans within the scope of SFAS 114 amounted to £68m (2005: £75m). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS 114 was £22m (2005: £29m). During the year ended 31 December 2006, impaired loans averaged £71m (2005: £182m) and interest income recognised on these loans was £4m (2005: £5m, 2004: £16m).
n) Financial guarantees
In the ordinary course of business Abbey enters into various financial guarantees. Abbey expects most of its financial guarantees to expire unused. The majority of Abbey’s financial guarantees are commercial letters of credit. Abbey’s other financial guarantees are summarised as follows:

	Maximum potential amount of future payments as at 31 December

			Less than 1	1 to 3	3 to 5	After 5	No stated
	2006	2005	year	years	years	years	maturity
	£m	£m	£m	£m	£m	£m	£m

Guaranteed cheques	5,168	4,079	–	–	–	–	5,168
Warranties/indemnities on sale of subsidiaries	4,599	2,794	579	578	310	2,546	586
Stand-by letters of credit	372	375	–	47	42	283	–

	10,139	7,248	579	625	352	2,829	5,754

The provision for guarantees which includes the amortised fair value at 31 December 2006 was £55m (2005: £15m) and is included in Other Liabilities.
          Guaranteed cheques are Abbey’s commitment to guarantee the cheques of some of its customers up to a certain limit, typically £50-£100. Bank account facilities to which guaranteed cheques relate are regularly assessed based on customers’ behaviour, and amended where necessary. Prior notice of changes is given to customers. Warranties and indemnities on sale of subsidiaries are guarantees provided by Abbey, as the seller, to the buyers of the business. Stand-by letters of credit are Abbey’s conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements.

Financial Statements
Notes to the Financial Statements continued
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
          Abbey also enters into contracts that contain other indemnification and warranty provisions. Such indemnification agreements that function as financial guarantees are considered to have a remote risk of loss. Abbey’s maximum exposure to loss and actual loss experience is not significant. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred, and are not expected to occur. There are no amounts reflected on the consolidated balance sheet at 31 December 2005 and 2004 related to these indemnifications. These potential obligations are not included in the table above.
          To mitigate credit risk, Abbey may require the counterparty to pledge collateral in the form of cash, securities or other assets. Cash collateral available to Abbey to reimburse losses realised under these guarantees amounted to £372m at 31 December 2006 (2005: £376m). Other property may also be available to Abbey to cover losses under certain guarantees and indemnifications. However, the value of such property has not been determined.
o) Fair value option
Abbey has taken the fair value option under both IFRS and US GAAP for debt securities in issue that are considered hybrid financial instruments, and has irrevocably elected to initially and subsequently measure those hybrid financial instruments in their entirety at fair value for purposes of US GAAP in order to align the accounting under IFRS and US GAAP. Under US GAAP, the fair value and non-fair-value amounts included in debt securities in issue at 31 December 2006 were £12,473m (2005: £14,912m) and £36,361m (2005: £27,986m), respectively. During the year-ended 31 December 2006, an increase in the fair value of hybrid financial instruments measured at fair value under the election of £63m (2005: £2m) was reported in the income statement under US GAAP. The adoption of the fair value option from 1 January 2005 has reduced volatility in the income statement by offsetting changes in the fair value of derivatives.
p) Discontinued operations
In 2006 the Company sold its life insurance businesses as disclosed in Note 12. During 2005, the Company sold its remaining businesses holding finance lease receivables. In 2004, the Company sold its other subsidiaries holding finance lease receivables, asset finance and leasing business assets, its French subsidiaries, and its residual debt securities investment business. All these businesses, subsidiaries and assets qualify as discontinued operations under US GAAP. The results of the discontinued operations under US GAAP were as follows:

	Year ended 31 December

	2006	2005	2004
	£m	£m	£m

Profit/(loss) from discontinued operations including profit/(loss) on disposal of £(5m) (2005: £64m, 2004: £15m)	(47)	(72)	186
Taxation	26	(78)	(105)

Profit/(loss) on discontinued operations	(21)	(150)	81

The sale of the Life businesses in 2006 qualified as a discontinued operation under IFRS and US GAAP. The business disposals in 2005 did not result in the discontinuance of a major line of business or operation in a geographic area and therefore did not qualify as discontinued operations under IFRS. The 2004 disposals were not assessed for classification as discontinued operations under IFRS, because the Group adopted IFRS 5 “Non-current assets held for sale and Discontinued Operations” prospectively from 1 January 2005.
q) Deferred acquisition costs
Under US GAAP, commissions and costs associated with insurance policy issue and renewal are deferred and amortised in relation to premium income or expected gross profits, depending upon the type of insurance contract involved, over the policy lifetime. The changes in the carrying amount of deferred acquisition costs calculated in accordance with US GAAP were as follows:

	Year ended 31 December

	2006	2005
	£m	£m

At 1 January	822	884
Additions	52	77
Amortisation	(96)	(139)
Disposal	(778)	–

At 31 December	–	822

Financial Statements
Notes to the Financial Statements continued
r) Policy liabilities
The changes in the carrying amounts of policyholder liabilities calculated in accordance with US GAAP were as follows:

	Year ended 31 December

	2006	2005
	£m	£m

At 1 January	(22,042)	(21,841)
Decrease / (increase) in the year	1,376	(201)
Disposal	20,666	–

At 31 December	–	(22,042)

As described in Note 53, under US GAAP, policyholder liabilities were split between SFAS 60 products and SFAS 97 products. The total liabilities here are shown net of reinsurance. Details of the split are as follows:

	Year ended 31 December

	2006	2005
	£m	£m

SFAS 60 liabilities	–	(4,613)
SFAS 97 liabilities	–	(16,438)

Total	–	(21,051)
Reinsurance	–	1,072

Policyholder liabilities net of reassurance	–	(19,979)
Policyholder bonus fund	–	(2,063)

Total	–	(22,042)

The economic assumptions used in determining policy liabilities at 31 December 2005 were: Return on equities 6.5%, Return on gilts 4.0%, Return on corporates 4.5%, Inflation (indexation) 2.75%, and Inflation (expenses) 3.75%.
58. Consolidating financial information
Abbey National Treasury Services plc is a wholly owned subsidiary of Abbey National plc and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC (the ’Registration Statement’). Abbey National plc has fully and unconditionally guaranteed the obligations of Abbey National Treasury Services plc that have been, or will be incurred before 31 July 2008: this guarantee includes all securities issued by Abbey National Treasury Services plc pursuant to the Registration Statement.
          The information below has been prepared in accordance with IFRS. Under IAS 27, the Company and Abbey National Treasury Services account for investments in their subsidiaries at cost subject to impairment. The SEC’s Rule 3.10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase/(decrease) the results for the year of the Company and Abbey National Treasury Services in the information below by £196m and £177m, respectively (2005: £(271)m and £175m, 2004: £230m and £71m). The net assets of the Company and Abbey National Treasury Services in the information below would also be increased/(decreased) by £417m and £140m, respectively (2005: £202m and £(36)m).
          This information is presented for: (i) Abbey National plc, on a stand-alone basis as guarantor (’The Company’); (ii) Abbey National Treasury Services plc, on a stand-alone basis; (iii) other non-guarantor subsidiaries of the Company and Abbey National Treasury Services plc on a combined basis (“Other”); (iv) consolidation adjustments (’Adjustments’); and (v) total consolidated amounts (’Consolidated’).
IFRS income statements

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2006	£m	£m	£m	£m	£m

Net interest income	983	109	136	–	1,228
Fee, commission, trading, and other income	574	122	805	(259)	1,242

Total operating income	1,557	231	941	(259)	2,470
Administration expenses	(1,181)	(109)	(130)	–	(1,420)
Depreciation and amortisation	(79)	(3)	(133)	–	(215)
Impairment and provisions	(534)	–	165	(38)	(407)

Profit/(loss) on continuing ops before tax	(237)	119	843	(297)	428
Tax on profit/(loss) on continuing ops	109	(55)	(169)	–	(115)

Profit/ (loss) for the year from continuing ops	(128)	64	674	(297)	313

Profit/(loss) for the year from discontinued ops	–	–	(245)	–	(245)

Profit/(loss) for the year	(128)	64	429	(297)	68

Financial Statements
Notes to the Financial Statements continued

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2005	£m	£m	£m	£m	£m

Net interest income	748	156	263	5	1,172
Fee, commission, trading, and other income	1,162	240	419	(638)	1,183

Total operating income	1,910	396	682	(633)	2,355
Administration expenses	(1,441)	(128)	(26)	18	(1,577)
Depreciation and amortisation	(66)	(3)	(126)	–	(195)
Impairment and provisions	296	–	(233)	(284)	(221)

Profit/(loss) on continuing ops before tax	699	265	297	(899)	362
Tax on profit/(loss) on continuing ops	(8)	(89)	(1)	(10)	(108)

Profit/ (loss) for the year from continuing ops	691	176	296	(909)	254

Profit/(loss) for the year from discontinued ops	–	–	166	–	166

Profit/(loss) for the year	691	176	462	(909)	420

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2004	£m	£m	£m	£m	£m

Net interest income	907	272	211	16	1,406
Fee, commission, trading, and other income	613	–	902	(391)	1,124

Total operating income	1,520	272	1,113	(375)	2,530
Administration expenses	(1,691)	(126)	(409)	213	(2,013)
Depreciation and amortisation	(142)	(2)	(211)	–	(355)
Impairment and provisions	(177)	160	(51)	(78)	(146)

Profit/(loss) on continuing ops before tax	(490)	304	442	(240)	16
Tax on profit/(loss) on continuing ops	206	(107)	185	(272)	12

Profit/ (loss) for the year from continuing ops	(284)	197	627	(512)	28

Profit/(loss) for the year from discontinued ops	–	–	(82)	–	(82)

Profit/(loss) for the year	(284)	197	545	(512)	(54)

IFRS balance sheets

		Abbey
		National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
At 31 December 2006	£m	£m	£m	£m	£m

Cash and balances at central banks	888	–	–	–	888
Trading assets	–	39,611	22,703	–	62,314
Derivative financial instruments	646	9,000	427	(1,737)	8,336
Financial assets designated at fair value	66	8,137	510	–	8,713
Loans and advances to banks	41,711	57,784	39,348	(136,601)	2,242
Loans and advances to customers	103,249	4,860	19,946	(24,909)	103,146
Available for sale securities	12	46	1,883	(1,918)	23
Investment in associated undertakings	25	–	–	(3)	22
Investment in subsidiary undertakings	4,926	2,341	2,518	(9,785)	–
Intangible assets	–	–	90	–	90
Property, plant and equipment	395	8	12	–	415
Operating lease assets	–	–	2,082	–	2,082
Current tax assets	192	–	31	–	223
Deferred tax assets	747	22	35	–	804
Other assets	744	1,470	293	–	2,507

Total assets	153,601	123,279	89,878	(174,953)	191,805

Deposits by banks	61,123	49,012	8,007	(111,486)	6,656
Deposits by customers	80,104	8,261	28,340	(50,186)	66,519
Derivative financial instruments	681	10,236	1,038	(1,737)	10,218
Trading liabilities	–	38,287	19,317	–	57,604
Financial liabilities designated at fair value	–	8,134	17	–	8,151
Debt securities in issue	4	6,232	22,762	–	28,998
Other borrowed funds	1,082	–	847	(274)	1,655
Subordinated liabilities	5,563	–	1,102	(1,645)	5,020
Macro hedge of interest rate risk	6	168	–	–	174
Other liabilities	1,027	177	412	–	1,616
Other provisions	157	–	23	–	180
Current tax liabilities	122	160	18	–	300
Deferred tax liabilities	–	–	564	–	564
Retirement benefit obligations	1,033	–	1	–	1,034

Total liabilities	150,902	120,667	82,448	(165,328)	188,689

Total shareholders equity	2,699	2,612	7,430	(9,625)	3,116

Total liabilities and equity	153,601	123,279	89,878	(174,953)	191,805

Financial Statements
Notes to the Financial Statements continued

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
At 31 December 2005	£m	£m	£m	£m	£m

Cash and balances at central banks	370	–	1	620	991
Trading assets	–	29,933	28,313	(15)	58,231
Derivative financial instruments	1,227	12,422	1,793	(3,587)	11,855
Financial assets designated at fair value	790	3,810	25,584	413	30,597
Loans and advances to banks	33,009	49,556	42,582	(124,703)	444
Loans and advances to customers	95,230	5,225	30,862	(35,850)	95,467
Available for sale securities	272	52	2,159	(2,470)	13
Investment in associated undertakings	24	–	–	–	24
Investment in subsidiary undertakings	8,690	2,641	8,596	(19,927)	–
Intangible assets	–	–	171	–	171
Value of in force business	–	–	1,721	–	1,721
Property, plant and equipment	298	5	11	–	314
Operating lease assets	–	–	2,172	–	2,172
Investment property	–	–	3	(3)	–
Current tax assets	235	–	–	–	235
Deferred tax assets	702	23	71	–	796
Other assets	553	657	5,047	(2,254)	4,003

Total assets	141,400	104,324	149,086	(187,776)	207,034

Deposits by banks	48,267	43,366	24,122	(110,138)	5,617
Deposits by customers	79,288	8,079	29,013	(50,491)	65,889
Derivative financial instruments	623	13,483	745	(3,587)	11,264
Trading liabilities	–	20,693	32,012	(41)	52,664
Financial liabilities designated at fair value	–	8,308	–	(360)	7,948
Debt securities in issue	4	7,206	14,066	–	21,276
Other borrowed funds	1,452	–	1,347	(555)	2,244
Subordinated liabilities	6,477	269	1,215	(1,756)	6,205
Insurance and reinsurance liabilities	–	–	22,090	(589)	21,501
Macro hedge of interest rate risk	13	–	–	–	13
Other liabilities	814	164	2,266	(54)	3,190
Investment contract liabilities	–	–	3,730	(424)	3,306
Other provisions	202	–	51	–	253
Current tax liabilities	112	201	(25)	–	288
Deferred tax liabilities	–	–	886	–	886
Retirement benefit obligations	1,240	–	140	–	1,380

Total liabilities	138,492	101,769	131,658	(167,995)	203,924

Total shareholders equity	2,908	2,555	17,428	(19,781)	3,110

Total liabilities and equity	141,400	104,324	149,086	(187,776)	207,034

IFRS cash flow statements

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2006	£m	£m	£m	£m	£m

Net cash flow from/(used in) operating activities	(19,197)	1,301	4,810	–	(13,086)
Net cash flow from/(used in) investing activities	3,977	294	(4,259)	–	12
Net cash flow from/(used in) financing activities	(1,239)	(247)	3,244	–	1,758

Net increase/(decrease) in cash and cash equivalents	(16,459)	1,348	3,795	–	(11,316)
Cash and cash equivalents at beginning of the year	(15,084)	9,553	13,772	–	8,241
Effects of exchange rate changes on cash and cash equivalents	–	502	(1,274)	–	(772)

Cash and cash equivalents at end of the year	(31,543)	11,403	16,293	–	(3,847)

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2005	£m	£m	£m	£m	£m

Net cash flow (used in) operating activities	(5,703)	(16,657)	15,105	–	(7,255)
Net cash flow from/(used in) investing activities	41	243	1,750	–	2,034
Net cash flow from/(used in) financing activities	96	(38)	1,368	–	1,426

Net (decrease) in cash and cash equivalents	(5,566)	(16,452)	18,223	–	(3,795)
Cash and cash equivalents at beginning of the year	(9,518)	26,392	(5,615)	–	11,259
Effects of exchange rate changes on cash and cash equivalents	–	(387)	1,164	–	777

Cash and cash equivalents at end of the year	(15,084)	9,553	13,772	–	8,241

Financial Statements
Notes to the Financial Statements continued

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2004	£m	£m	£m	£m	£m

Net cash flow from/ (used in) operating activities	4,393	18,135	(27,567)	–	(5,039)
Net cash flow from/ (used in) investing activities	996	149	3,006	–	4,151
Net cash flow (used in) financing activities	(1,561)	(32)	96	–	(1,497)

Net increase/ (decrease) in cash and cash equivalents	3,828	18,252	(24,465)	–	(2,385)
Cash and cash equivalents at beginning of the year	(13,346)	8,140	19,295	–	14,089
Effects of exchange rate changes on cash and cash equivalents	–	–	(445)	–	(445)

Cash and cash equivalents at end of the year	(9,518)	26,392	(5,615)	–	11,259

US GAAP reconciliations

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
2006	£m	£m	£m	£m	£m

Income statement
Profit for the year from continuing operations – IFRS	(128)	64	674	(297)	313
US GAAP adjustments:
Other intangible assets	–	–	(14)	–	(14)
Pension cost	(132)	(4)	(33)	–	(169)
Securities and investments	30	100	–	–	130
Securitised assets	125	–	–	(8)	117
Loan origination fees and costs	46	–	–	–	46
Debt securities in issue	(353)	146	–	–	(207)
Preference shares	(3)	–	–	–	(3)
Other operating income	(41)	–	–	–	(41)
Other	2	2	(1)	–	3
Tax effect of the above adjustments	85	(73)	7	–	19

Net income/(loss) from continuing ops – US GAAP	(369)	235	633	(305)	194

Net income/(loss) from discontinued ops – US GAAP (net of tax)	–	–	(21)	–	(21)

Net income/(loss) – US GAAP(1)	(369)	235	612	(305)	173

Shareholders’ equity

Shareholders’ equity – IFRS	2,699	2,612	7,430	(9,625)	3,116
US GAAP adjustments:
Goodwill	–	–	–	233	233
Other intangible assets	–	–	22	–	22
Pension cost	(27)	(1)	(7)	–	(35)
Securities and investments	(2)	(52)	–	–	(54)
Securitised assets	430	–	–	–	430
Loan origination fees and costs	233	–	–	–	233
Debt securities in issue	325	92	–	–	417
Preference shares	344	–	–	–	344
Other	18	1	10	–	29
Tax effect of the above adjustments	(293)	(12)	(10)	–	(315)

Shareholders’ equity – US GAAP(1)	3,727	2,640	7,445	(9,392)	4,420

(1)	As described on page 155, under IFRS investments in subsidiaries have been accounted for at cost subject to impairment. Rule 3.10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method. The effects of this difference on the results and the net assets of the Company and Abbey National Treasury Services are disclosed on page 155.

Financial Statements
Notes to the Financial Statements continued

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
2005	£m	£m	£m	£m	£m

Income statement
Profit/(loss) from continuing operations for the year – IFRS	691	176	296	(909)	254
US GAAP adjustments:
Goodwill	–	–	–	–	–
Other intangible assets	–	–	(14)	–	(14)
Pension cost	(57)	(2)	(19)	–	(78)
Securities and investments	(16)	(50)	–	–	(66)
Securitised assets	60	–	–	(10)	50
Loan origination fees and costs	56	–	(2)	–	54
Debt securities in issue	397	(217)	–	–	180
Preference shares	88	–	–	–	88
Discontinued operations	–	–	(53)	–	(53)
Other	(6)	3	7	–	4
Tax effect of the above adjustments	(130)	80	34	–	(16)

Net income/(loss) from continuing ops – US GAAP	1,083	(10)	249	(919)	403
Net income from discontinued ops – US GAAP (net of tax)	–	–	(150)	–	(150)

Net income/ (loss) – US GAAP(1)	1,083	(10)	99	(919)	253

Shareholders’ equity

Shareholders’ equity – IFRS	2,908	2,555	17,428	(19,781)	3,110
US GAAP adjustments:
Goodwill	–	–	–	326	326
Other intangible assets	–	–	36	–	36
Pension cost	443	14	146	–	603
Securities and investments	(16)	(146)	–	–	(162)
Securitised assets	339	–	–	(8)	331
Loan origination fees and costs	187	–	–	–	187
Debt securities in issue	785	(51)	–	–	734
Preference shares	612	–	–	–	612
Value of in force business	–	–	(1,301)	–	(1,301)
Deferred acquisition costs	–	–	774	–	774
Policy liabilities	–	–	95	–	95
Other	8	(1)	14	–	21
Tax effect of the above adjustments	(524)	55	63	–	(406)

Shareholders’ equity – US GAAP (1)	4,742	2,426	17,255	(19,463)	4,960

		Abbey National
		Treasury
	The Company	Services	Other	Adjustments	Consolidated
2004	£m	£m	£m	£m	£m

Income statement
(Loss)/ profit for the year from continuing operations – IFRS	(284)	197	627	(512)	28
US GAAP adjustments:
Goodwill	–	–	–	(9)	(9)
Other intangible assets	–	–	(15)	–	(15)
Pension cost	(65)	(2)	(12)	–	(79)
Securitised assets	30	–	–	–	30
Loan origination fees and costs	12	–	–	–	12
Derivatives	(261)	297	18	–	54
Consolidation	(49)	–	–	–	(49)
Derecognition of liabilities	(9)	–	(32)	–	(41)
Discontinued operations	–	–	(34)	–	(34)
Other	24	(5)	(35)	–	(16)
Tax effect of the above adjustments	(81)	87	12	–	18

Net income/(loss) from continuing ops – US GAAP	(683)	574	529	(521)	(101)
Net income from discontinued ops – US GAAP (net of tax)	–	–	81	–	81

Net (loss)/income – US GAAP(1)	(683)	574	610	(521)	(20)

(1)	As described on page 155, under IFRS investments in subsidiaries have been accounted for at cost subject to impairment. Rule 3.10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method. The effects of this difference on the results and the net assets of the Company and Abbey National Treasury Services are disclosed on page 155.

Selected financial data
Selected financial data
The IFRS financial information set forth below for the twelve month periods ended 31 December 2006, 2005 and 2004 and as at 31 December 2006 and 2005 has been derived from the Consolidated Financial Statements of the Group prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s consolidated financial statements and the notes thereto. Financial information set forth below for the twelve-month periods ended 31 December 2003 and 2002, and as at 31 December 2004, 2003 and 2002, has been derived from the audited Consolidated Financial Statements of the Group for 2004, 2003 and 2002 not included in this Annual Report. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 1985. The auditors’ report in the financial statements for each of the five years ended 31 December 2006 was unqualified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985. The Consolidated Financial Statements of the Group for the years ended 31 December 2006, 2005, 2004, 2003, and 2002 were audited by Deloitte & Touche LLP, independent accountants. The Group’s Consolidated Financial Statements for the twelve-month periods ended 31 December 2006, 2005 and 2004 included elsewhere in this Annual Report have been prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. Certain significant differences between IFRS and US GAAP are discussed in Note 53 to the Consolidated Financial Statements, and Note 56 to the Consolidated Financial Statements includes reconciliations of certain amounts calculated in accordance with IFRS to US GAAP.
Income Statements

	2006(1)	2006(2)	2005(3)	2004
	$m	£m	£m	£m

Net interest income	2,407	1,228	1,172	1,406

Net fee and commission income	1,370	699	644	526
Dividend income	2	1	1	1
Net trading income	800	408	471	267
Other operating income	262	134	67	330

Total operating income	4,841	2,470	2,355	2,530

Administration expenses	(2,783)	(1,420)	(1,577)	(2,013)
Depreciation and amortisation	(422)	(215)	(195)	(355)

Total operating expenses	(3,205)	(1,635)	(1,772)	(2,368)
Impairment losses on loans and advances	(674)	(344)	(218)	(25)
Amounts written off fixed asset investments	–	–	–	80
Provisions for other liabilities and charges	(124)	(63)	(3)	(201)

Profit on continuing operations before tax	838	428	362	16
Tax on profit on continuing operations	(225)	(115)	(108)	12

Profit on continuing operations after tax	613	313	254	28
Profit/(loss) on discontinued operations after tax	(480)	(245)	166	(82)

Profit/(loss) for the year	133	68	420	(54)

	2006(1)	2006(2)	2005(4)	2004	2003	2002
	$m	£m	£m	£m	£m	£m

Selected US GAAP income statement data
Net income/(loss) from continuing operations	380	194	403	(101)	381	49
Net income/(loss) from discontinued operations	(41)	(21)	(150)	81	(504)	(1,456)

Net income/(loss)	339	173	253	(20)	(123)	(1,407)

1.	Amounts stated in dollars have been translated from sterling at the rate of £1.00 – $1.96, the noon buying rate on 29 December 2006.
2.	In the third quarter of 2006 Abbey sold its life insurance business. A description of the transaction, and an analysis of the results of the life insurance business is disclosed in Note 12 of the Consolidated Financial Statements.
3.	Abbey, in line with all listed entities in the European Union, was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its consolidated financial statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” have been applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively.
4.	Abbey early adopted SFAS 155 on 1 January 2005. Under SFAS 155, financial assets and financial liabilities may be measured at fair value through the income statement where they contain substantive embedded derivatives that would otherwise require bifurcation under SFAS 133. Prior to 1 January 2005, such an option did not exist. Abbey early adopted the fair value option provided under SFAS 155 principally for selected debt securities in issue in order to achieve greater consistency with the accounting requirements of the fair value option under IAS 39.

Selected financial data
Selected financial data continued
Balance sheets

		2006(1)	2006(2)	2005(4)	2004
	Notes	$m	£m	£m	£m

Assets
Cash and balances at central banks	13	1,741	888	991	454
Trading assets	14	122,135	62,314	58,231	–
Derivative financial instruments	15	16,339	8,336	11,855	2,377
Financial assets designated at fair value	16	17,078	8,713	30,597	–
Loans and advances to banks	17	4,394	2,242	444	11,751
Loans and advances to customers	18	202,166	103,146	95,467	109,416
Debt securities		–	–	–	37,010
Equity securities and other variable yield securities		–	–	–	10,792
Available for sale securities	20	45	23	13	–
Investment in associated undertakings	22	43	22	24	25
Intangible assets	23	176	90	171	175
Value of in-force business	24	–	–	1,721	1,844
Property, plant and equipment	25	813	415	314	262
Operating lease assets	26	4,081	2,082	2,172	2,275
Investment property		–	–	–	1,228
Current tax assets		437	223	235	242
Deferred tax assets	28	1,576	804	796	501
Other assets	29	4,914	2,507	4,003	6,381

Total assets		375,938	191,805	207,034	184,733

Liabilities
Deposits by banks	30	13,046	6,656	5,617	18,412
Deposits by customers	31	130,377	66,519	65,889	78,660
Derivative financial instruments	15	20,027	10,218	11,264	3,665
Trading liabilities	32	112,904	57,604	52,664	–
Financial liabilities designated at fair value	33	15,976	8,151	7,948	–
Debt securities in issue	34	56,836	28,998	21,276	37,067
Other borrowed funds	35	3,244	1,655	2,244	722
Subordinated liabilities	36	9,839	5,020	6,205	5,484
Insurance and reinsurance liabilities	37	–	–	21,501	24,923
Macro hedge of interest rate risk		341	174	13	–
Other liabilities	38	3,167	1,616	3,190	8,844
Investment contract liabilities	39	–	–	3,306	–
Other provisions	40	353	180	253	302
Current tax liabilities		588	300	288	161
Deferred tax liabilities	28	1,105	564	886	1,064
Retirement benefit obligations	41	2,027	1,034	1,380	1,197
Minority interests – non-equity		–	–	–	512

Total liabilities		369,830	188,689	203,924	181,013

Share capital	43	290	148	148	473
Share premium account	43	3,640	1,857	1,857	2,164
Retained earnings	44	2,178	1,111	1,105	1,083

Total shareholders equity		6,108	3,116	3,110	3,720

Total liabilities and equity		375,938	191,805	207,034	184,733

	2006(1)	2006(2)(3)	2005(5)	2004	2003	2002
	$m	£m	£m	£m	£m	£m

Selected US GAAP balance sheet data
Shareholders’ funds	8,663	4,420	4,960	4,843	5,629	5,889
Total assets	415,416	211,947	228,909	186,265	197,836	187,869

1.	Amounts stated in dollars have been translated from sterling at the rate of £1.00 – $1.96, the noon buying rate on 29 December 2006.
2.	In the third quarter of 2006 Abbey sold its life insurance business. A description of the transaction, and an analysis of the results of the life insurance business is disclosed in Note 12 of the Consolidated Financial Statements.
3.	On 31 December 2006 Abbey adopted, SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which required Abbey to recognise the underfunded status of its defined benefit postretirement plans as a liability in the statement of financial position. Prior to the adoption of SFAS 158, Abbey recognised under US GAAP an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income. Further disclosures are contained in Note 57 of the Consolidated Financial Statements.
4.	Abbey, in line with all listed entities in the European Union, was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its consolidated financial statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” have been applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively.
5.	Abbey early adopted SFAS 155 on 1 January 2005. Under SFAS 155, financial assets and financial liabilities may be measured at fair value through the income statement where they contain substantive embedded derivatives that would otherwise require bifurcation under SFAS 133. Prior to 1 January 2005, such an option did not exist. Abbey early adopted the fair value option provided under SFAS 155 principally for selected debt securities in issue in order to achieve greater consistency with the accounting requirements of the fair value option under IAS 39.

Selected financial data
Selected financial data continued
Selected statistical information

	2006(7)	2005(9)	2004
Selected IFRS financial statistics	%	%	%

Profitability ratios:
Return on average total assets(1)	0.03	0.21	(0.03)
Return on average ordinary shareholders’ funds(2)	2.20	19.56	(1.17)
Return on average risk weighted assets(3)	0.11	0.75	(0.09)
Net interest margin(4)	1.19	1.19	1.36
PFS trading cost income ratio(5)	55.5	61.3	70.10
Capital ratios:
Average ordinary shareholders’ funds as a percentage of average total assets(9)	1.54	1.07	2.23
Risk asset ratios:
Total	12.6	12.5	12.0
Tier 1	8.0	10.0	10.4
Ratio of earnings to fixed charges:(6)
Excluding interest on retail deposits	122.57	121.45	100.77
Including interest on retail deposits	109.70	108.52	100.38

	2006(7), (8)	2005(10)	2004	2003	2002
Selected US GAAP financial statistics	%	%	%	%	%

Return on average total assets(1)	0.08	0.12	(0.01)	(0.06)	(0.75)
Return on average equity shareholders’ funds(2)	3.69	5.16	(0.38)	(2.14)	(20.17)
Dividends as a percentage of net income	139.88	20.16	(4,375.00)	(233.33)	(56.50)
Average equity shareholders’ funds as a percentage of average total assets	2.13	2.36	2.73	2.99	3.71

	Number	Number	Number	Number	Number

Ratio of earnings to fixed charges: (6)
Excluding interest on retail deposits	1.16	1.32	0.94	1.22	0.98
Including interest on retail deposits	1.07	1.13	0.97	1.13	0.99

1.	Profit after tax divided by average total assets.
2.	Profit after tax divided by average equity shareholders’ funds.
3.	Profit after tax divided by average risk weighted assets.
4.	Net interest margin represents net interest income as a percentage of average interest-earning assets.
5.	The PFS trading cost income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. A discussion and analysis of the trading adjustments is contained in Other Material Items- Adjustments between the statutory basis and the trading basis on pages 21 to 23.
6.	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit on continuing operations before tax plus fixed charges. Fixed charges consist of interest payable, which includes the amortisation of discounts and premiums on debt securities in issue and interest payable on finance lease obligations.
7.	In the third quarter of 2006 Abbey sold its life insurance business. A description of the transaction, and an analysis of the results of the life insurance business is disclosed in Note 12 of the Consolidated Financial Statements.
8.	On 31 December 2006 Abbey adopted, SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which required Abbey to recognise the underfunded status of its defined benefit postretirement plans as a liability in the statement of financial position. Prior to the adoption of SFAS 158, Abbey recognised under US GAAP an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income. Further disclosures are contained in Note 57 of the Consolidated Financial Statements.
9.	Abbey, in line with all listed entities in the European Union, was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its consolidated financial statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” have been applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively.
10.	Abbey early adopted SFAS 155 on 1 January 2005. Under SFAS 155, financial assets and financial liabilities may be measured at fair value through the income statement where they contain substantive embedded derivatives that would otherwise require bifurcation under SFAS 133. Prior to 1 January 2005, such an option did not exist. Abbey early adopted the fair value option provided under SFAS 155 principally for selected debt securities in issue in order to achieve greater consistency with the accounting requirements of the fair value option under IAS 39.

Selected financial data
Selected financial data continued
Exchange rates
The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 12 March 2007 was $1.96.

	High	Low	Average(1)	Period end
Calendar period	$ Rate	$ Rate	$ Rate	$ Rate

Years ended 31 December:
2006	1.98	1.73	1.84	1.96
2005	1.93	1.72	1.81	1.72
2004	1.95	1.75	1.84	1.78
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.51	1.61
Months ended:
March 2007(2)	1.96	1.92	1.93	1.96
February 2007	1.97	1.94	1.96	1.94
January 2007	1.98	1.93	1.96	1.96
December 2006	1.98	1.95	1.96	1.96
November 2006	1.97	1.89	1.91	1.97
October 2006	1.91	1.85	1.88	1.91

(1) The average of the noon buying rates on the last business day of each month during the relevant period.
(2) With respect to March 2007, for the period from 1 March to 12 March.

Shareholder Information
Dividend and Share Information
US Dollar-denominated preference shares and American Depositary Shares
The call feature on all of the outstanding Series B non-cumulative dollar-denominated preference shares was triggered on 24 October 2006 and those US Dollar-denominated preference shares were called on 9 November 2006. As at 31 December 2006, Abbey therefore had no dollar denominated preference shares outstanding.
Sterling-denominated preference shares.
At 31 December 2006, Abbey National plc had outstanding 325,000,000 sterling denominated preference shares, nominal value of £1.00 each. The sterling denominated preference shares were issued on 23 October 1995, 13 February 1996 and 9 June 1997. Currently, the only trading market for these sterling denominated preference shares is the London Stock Exchange.
Major shareholders
As at 31 December 2006, Abbey National plc was a wholly owned subsidiary of Banco Santander Central Hispano, S.A. The acquisition was effected by means of a scheme of arrangement under Section 425 Companies Act on 12 November 2004. The ordinary shares in Abbey National plc were cancelled and holders of Abbey National plc shares who were on the register at 4.30pm on 12 November 2004 received one Banco Santander Central Hispano, S.A. share for each Abbey National plc share.
Exchange controls
There are no UK laws, decrees or regulations that restrict Abbey’s export or import of capital, including the availability of cash and cash equivalents for use by Abbey, or that affect the remittance of dividends or other shareholder payments to non-UK Holders of Abbey National plc shares, except as outlined in the section on “Taxation”.

Shareholder Information
Risk Factors
An investment in Abbey involves a number of risks, the material ones of which are set forth below.
Risks concerning enforcement of judgements made in the United States
Abbey is a public limited company incorporated in England and Wales. All of Abbey’s Directors live outside the United States. As a result, it may not be possible to serve process on such persons or Abbey in the United States or to enforce judgements obtained in US courts against them or Abbey based on the civil liability provisions of the US federal securities laws or other laws of the United States or any state thereof.
          The Directors’ Report on pages 58 to 63 has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a new safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 58 to 63, under English law the Directors would be liable to the company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
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
          Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Abbey’s interest rate spread was broadly flat during the year. Should interest rate spreads decrease, this could adversely affect Abbey’s profit from banking operations.
          Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by Abbey’s non-UK businesses.
          The performance of financial markets may cause changes in the value of Abbey’s investment and trading portfolios. In addition, Abbey is exposed to changes in the equity markets through its final salary pension scheme (closed to new entrants in 2002). Abbey has implemented risk management methods to mitigate and control these and other market risks to which Abbey is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on Abbey’s financial performance and business operations. See “Risk Management” for a discussion of these risks.
Operational risks are inherent in Abbey’s business
Abbey’s businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, people and systems, or from external events that interrupt normal business operations. See “Risk Management – Operational risk”.
Abbey’s businesses are subject to substantial legislation, regulatory and governmental oversight
Abbey is subject to financial services laws, regulations, administrative actions and policies in each location in which Abbey operates and, indirectly, in Spain, as a result of being part of Santander. Changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect Abbey’s business, the products and services offered and the value of assets as well as our operations. Although Abbey works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Abbey. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner which will not have an adverse effect on Abbey’s business.
          The resolution of a number of issues, including regulatory investigations and reviews, affecting the UK financial services industry, including Abbey, could have a negative impact on Abbey’s results on operations or on its relations with some of its customers and potential customers.
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

Shareholder Information
Taxation for US Investors
The following is a summary, under current law, of the principal UK and US federal income tax considerations relating to the beneficial ownership by a US taxpayer of the Series B Non-cumulative Dollar-denominated preference shares, or the American Depositary Shares (ADSs) representing an interest in such preference shares, the 7.25% Perpetual Subordinated Capital Securities or the 7.375% Perpetual Subordinated Capital Securities. The following summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the preference shares or the perpetual securities as capital assets. US residents should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their preference shares or perpetual securities.
          If you hold preference shares through ADSs, you generally will be treated as owning the underlying preference shares for US federal income tax purposes, and deposits and withdrawals of shares in exchange for ADSs generally will not be taxable events for such purposes.
United States tax status of perpetual securities
For US federal income tax purposes, the perpetual securities will be treated as equity of the issuer, and payments of interest on the securities will be treated as dividends.
United Kingdom taxation on dividends
Under UK law, income tax is not withheld from dividends paid by UK companies. Shareholders, whether resident in the UK or not, receive the full amount of the dividend actually declared.
United States taxation on dividends
If you are a shareholder resident in the US, cash dividends up to the amount of our earnings and profits for US federal income tax purposes will be dividend income, which must be included in income on the date that you or the ADS depository receives them. In accordance with their treatment as dividends for US federal income tax purposes, interest payments on the perpetual securities generally will be includible in your income on the date of receipt without regard to your method of tax accounting.
          Dividends received by an individual during taxable years before 2011 will be taxed at a maximum rate of 15%, provided that the individual has held the shares unhedged for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that Abbey National plc is a qualified foreign corporation and certain other conditions are satisfied. Abbey National plc is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2010 will be subject to tax at ordinary income rates. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.
          Any portion of the dividend that exceeds our US earnings and profits is subject to different rules. This portion is a tax-free return of capital to the extent of your basis in Abbey’s shares or perpetual securities, and thereafter is treated as a gain on a disposition of the shares or perpetual securities.
United Kingdom taxation on capital gains
Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However if you are either:

>	an individual who is neither resident nor ordinarily resident in the UK; or
>	a company which is not resident in the UK;
you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).
United States taxation of dispositions
Dispositions of shares or perpetual securities by you generally will give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares or perpetual securities were held for more than one year.
          In accordance with the treatment of the perpetual securities as equity for US federal income tax purposes, you generally will not be required to account separately for accrued interest realised upon a disposition of the securities, and instead will treat amounts received in respect of accrued interest as part of the amount realised for purposes of determining gain or loss realised upon the disposition.
United Kingdom inheritance tax
Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is:

>	domiciled for the purposes of the convention in the US; and
>	is not for the purposes of the convention a national of the UK;
will not be subject to UK inheritance tax on:

>	the individual’s death; or
>	on a gift of the shares during the individual’s lifetime.
The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

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
Corporate Governance
A disclosure of the difference between the corporate governance rules applicable to Abbey and the NYSE corporate governance rules is available on our website at www.abbey.com>About Abbey>General Information>Our Policies>Corporate Governance>NYSE Corporate Governance.
Memorandum and Articles of Association
Pursuant to the requirements of Item 10(B) of Form 20-F, the following is a summary of the Memorandum and Articles of Association of Abbey National plc.
          Abbey is a public company registered in England and Wales, registered number 2294747. Abbey’s objects and purposes are set out in the Memorandum and Articles of Association. These include the power to carry on financial business and financial operations as well as a wide range of other specified powers and an overarching power to carry on any business or activity which the Board of Directors believes will enhance the value or profitability of the business of Abbey.
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
          The Board may exercise all the powers of Abbey to borrow money and to mortgage or charge all or any part of Abbey or to issue debentures and other securities whether outright or as collateral security.
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
          The holders of any series of preference shares will only be entitled to receive notice of and to attend any general meeting of Abbey if the preference dividend on the preference shares of such series has not, at the date of the notice of the Annual General Meeting, been paid in full in respect of such dividend periods as the Board may (prior to allotment) determine, in which case the holders of the preference shares will be entitled to speak and/or vote upon any resolution proposed; or, if a resolution is proposed at the Annual General Meeting, for, or in relation to, the winding-up of Abbey; or varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the preference shares of such series, in which case the holders of the preference shares of such series will be entitled to speak and/or vote only upon such resolution; or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment.

Contact Information continued
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
Ordinary Shares
Dividends are payable to the holders of ordinary shares. These ordinary shares are transferable. If dividends are unclaimed for twelve years, the right to the dividend ceases.
          Subject to any special terms as to voting upon which any ordinary shares may be issued or may for the time being be held or any suspension or any abrogation of voting rights as set out in the Memorandum and Articles of Association, on a show of hands every member who is present in person at a Annual General Meeting of Abbey shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.
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
          Abbey’s Memorandum and Articles of Association authorise it to issue redeemable shares, but Abbey’s ordinary shares are not redeemable. There are no sinking fund provisions. The Board may from time to time make calls upon the members in respect of any monies unpaid on their shares. There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of ordinary shares.
          Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares (whether or not Abbey is being wound up) may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate Annual General Meeting of the holders of those ordinary shares. Additional quorum and voting requirements apply to such meeting.
          Abbey’s Memorandum and Articles of Association provide that an Annual General Meeting must be held each year and not more than 15 months after the previous one. Twenty-one days written notice is required to be given.
          All other meetings are Extraordinary General Meetings and may be called by the Board or by shareholders holding at least one-tenth of the paid up share capital carrying voting rights at Annual General Meetings. In addition, shareholders holding at least 95% in nominal value of shares carrying voting rights at Annual General Meetings may require directors to call an Extraordinary General Meeting. The notice period depends on the resolutions to be put to the meeting and will be either 14 or 21 days.
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
          There are no conditions governing changes in capital in the Memorandum and Articles of Association which are more stringent than those implied by law.

Glossary and Definitions
Glossary and Definitions

Terms used	US equivalent or brief description of meaning

Accounts	Financial statements
Allotted	Issued
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares or common stock and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Combined Code	UK-derived principles of good corporate governance and code of best practice
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Write-down of tangible fixed assets over their estimated useful lives
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Long-term assurance fund	Long-term insurance fund
Members	Shareholders
Memorandum and Articles of Association	Bylaws
Net asset value	Book value
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit established through a customer’s current account and contractually repayable on demand
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Provisions	Allowances
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders’ funds	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property, plant and equipment
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Cross-reference to Form 20-F
Cross-reference to Form 20-F

Part I

1	Identity of Directors, Senior Management and Advisers		*

2	Offer Statistics and Expected Timetable		*

3	Key Information	Selected Financial Data	160
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Exchange Rates	163
		Risk Factors	165

4	Information on the Company	History and Development of the Company	5
		Business Overview	5
		Supervision and Regulation	64
		Organisational Structure	5
		Property, Plant and Equipment	30, 31

4A	Unresolved Staff Comments		N/a

5	Operating and Financial Review and Prospects	Operating Results	10
		Liquidity and Capital Resources	31, 32, 33
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	2
		Off-Balance Sheet Arrangements	32
		Contractual Obligations	34

6	Directors, Senior Management and Employees	Directors	55, 56, 57
		Compensation	60
		Board Practices	58, 59
		Employees	61, 62
		Share Ownership	61

7	Major Shareholders and Related Party Transactions	Major Shareholders	164
		Related Party Transactions	60, 129, 130
		Interests of Experts and Counsel	*

8	Financial Information	Consolidated Statements and Other Financial Information	68
		Significant Changes	9

9	The Offer and Listing	Offer Listing and Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*

10	Additional Information	Share Capital	*
		Memorandum and Articles of Association	167
		Material Contracts	23
		Exchange Controls	N/a
		Taxation	166
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	167
		Subsidiary Information	N/a

11	Quantitative and Qualitative Disclosures about Market Risk		45, 46

12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*

Part II

13	Defaults, Dividend Arrearages and Delinquencies		N/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds.		N/a

15	Controls and Procedures	Disclosure Controls and Procedures	62, 63
		Management’s Annual Report on Internal Control over Financial Reporting	N/a
		Attestation Report of the Registered Public	N/a
		Accounting Firm
		Changes in Internal Control Over Financial Reporting	63

15T	Controls and Procedures		N/a

16A	Audit Committee Financial Expert		59

16B	Code of Ethics		62

16C	Principal Accountant Fees and Services		93

16D	Exemptions from the Listing Standards for Audit Committees		*

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a

Part III

17	Financial Statements		N/a

18	Financial Statements		68

19	Exhibits		Filed with SEC

       *  Not required for an Annual Report.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABBEY NATIONAL plc

By:	/s/ António Horta-Osório

António Horta-Osório
Chief Executive
Date: 15 March 2007

EXHIBIT INDEX
Exhibits*

1.1	Memorandum and Articles of Association of Abbey National plc***
4.1	Sale and Purchase Agreement between Abbey National plc, Resolution Life Limited and Resolution plc dated 7 June 2006***
7.1	Statement of ratio of earning to fixed charges**
8.1	List of Subsidiaries of Abbey National plc
12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte & Touche LLP**

*	Documents concerning Abbey National plc referred to within the Annual Report on Form 20-F 2006 may be inspected at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Abbey National plc.

**	Incorporated by reference in the Registration Statement on Form F-3 (No. 333-13146).

***	As previously filed with the Securities and Exchange Commission as an exhibit to Abbey National plc’s Form 20-F dated 26 June 2006.