Form 20-F
period 2007-12-31
ABBEY NATIONAL PLC
filed 2008-03-04
CIK 1087711

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

7.95% Term Subordinated Securities due October 26, 2029

Subordinated Guarantee by Abbey National plc of the 8.963% Non-Cumulative Perpetual Preferred Limited Partnership Interests issued by Abbey National Capital LP 1 and Abbey National Capital LP 11

Subordinated Guarantee by Abbey National plc of the 8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust 1 and Abbey National Capital Trust 11

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

10 3/8% Non-cumulative Preference Shares of nominal value £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value £1 each	125,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐     Accelerated Filer ☐     Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐  U.S. GAAP      ☑  International Financial Reporting Standards as issued by the International Accounting Standards Board
☐  Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

Contents

Business Review and Forward-looking Statements
Chief Executive’s Review 2
Forward-looking Statements 4

Business and Financial Review
Business Overview 5
Business Review – Summary 8
Business Review – Personal Financial Services 12
Business Review – Sold Life Businesses and Portfolio Business Unit 19
Other Material Items 20
Balance Sheet Business Review 22
Risk Management 33

Report of the Directors
Directors 50
Directors’ Report 53
Supervision and Regulation 59

Financial Statements
Report of Independent Registered Public Accounting Firm – US opinion 62
Primary Financial Statements 63
Accounting Policies 68
Notes to the Financial Statements 83

Selected Financial Data 126

Shareholder Information
Share Information 129
Risk Factors 130
Taxation for US Investors 131
Contact Information 132

Glossary and Definitions 134

Cross-reference to Form 20-F 135
Exhibit 7.1
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 15.1

Business Review and Forward-looking Statements
Chief Executive’s Review
Overview & Business Update
Abbey had a good year in 2007, the third year of successful restructuring under Santander. We delivered strong results in challenging market conditions and achieved all the 2007 targets as set out at the time of Santander’s acquisition.
         Underlying our results was a robust performance in mortgages and savings, where we improved our new business market share whilst continuing to manage margin and growth successfully, a strategy we have had in place since 2006. We also delivered a very good performance in areas where we see great opportunities for profitable growth, such as investments, bank accounts and credit cards.
         The Partenon implementation, one of the UK’s largest IT projects undertaken to date, is an important part of our plans to improve service quality, increase customer loyalty and enhance efficiency. During 2007, many of our core products were migrated onto the new platform and we are now reaching the final stages of the project. In 2008, we will complete the migration and continue the development and training of the sales force to maximise the benefits of the new system.
         We were also proud to join Santander in celebrating its 150th anniversary during 2007 and our operations continued to be further integrated into the Santander Group. Abbey Financial Markets was rebranded as Santander Global Banking & Markets reflecting the closer relationship the UK operations now have with the global division. In our Wealth Management division we have made a significant investment to upgrade our IT capability and we have also entered into a joint venture with Santander Private Banking to further develop our private banking offering in the UK, leveraging Group capabilities and expertise. Santander Asset Management contributed to the strong uplift in our investment sales and has played an important part in strengthening our investment product range. During 2007, Santander launched a new credit card business leveraging Abbey’s branch distribution in the UK. We also launched a project to accelerate growth in our business banking and mid-corporate banking capabilities.
         Overall, Abbey continues to make strong progress in its ambition to become a full service commercial bank and its ability to leverage Santander’s global presence is an important part of these plans in the United Kingdom.
Key Financial Highlights
Our financial performance was in line with our targets, as we improved our trading profit before tax by 30%, increased our revenues by 6.6% and further reduced our trading cost:income ratio to below 50%. This ratio is now broadly in line with the sector compared to 73% at the time of Abbey’s acquisition by Santander in 2004.
         The financial targets set for 2007 at the time of acquisition were all achieved; our cost base has been reduced by over £300m since 2004 and our revenues have grown by well over the original £150m target. We have also reported double-digit operating jaws for the third consecutive year.
Summary highlights:

>	Personal Financial Services trading profit before tax (management’s preferred profit measure, described in the Business Review – Summary on page 10) increased by £254m to £1,104m compared to £850m in 2006, with each business division delivering robust growth;
>	Personal Financial Services trading income was 6.6% higher, within the targeted range of between 5% and 10%. Retail Banking income benefited from robust asset growth of 8%, in challenging market conditions, and Abbey’s continued focus on effective margin management for both mortgages and customer deposits;
>	A further reduction in Personal Financial Services trading expenses of 3.8%; and
>	Credit quality remained strong, with the average loan to value (LTV) on new business and stock remaining low at 64% (FY 2006: 61%) and 45% (FY 2006: 45%) respectively. Less than 5% of stock has an LTV of greater than 90%, and Abbey has no net exposure to sub-prime mortgage lending. Further information about the current credit environment is contained in the Risk Management Report on page 46.
Abbey is exceptionally well positioned to deal with the recent difficult credit conditions through our relationship with Santander, one of the world’s largest and best capitalised banks with a strong focus on retail banking. Our resilient retail balance sheet performance in the second half of 2007 reflects our strong retail funding mix, which is around 60% deposit based and 10% short term funded.

Business Review and Forward-looking Statements
Chief Executive’s Review continued
Outlook
We are building on our retail banking strengths by developing strongly into other areas like business banking, mid-corporate banking and wealth management, and our vision is now to become the ‘best commercial bank in the UK’. Retail Banking will always remain core to Abbey’s revenues, but it is important that we take advantage of new opportunities to capture growth in different markets and customer segments. The strategic projects mentioned above are an important part of our plans, as are the five key themes we set out last year. In 2008, we will place a greater focus on our five themes to achieve our vision. This means:

>	Better service and ‘value for money’ for our customers – making use of Partenon and our improved cost position, improving sales productivity and improving service levels;
>	Further improvements in efficiency – allowing us to reinvest the money we save in the business;
>	Increased customer loyalty – encouraging our customers to buy more from us as they have better ‘value for money’ products;
>	Better teamwork – leveraging both global and local expertise and capabilities; and
>	More focus on meritocracy – making sure we recognise and reward people for their performance.
Conclusion
Over the past three years we have worked with the support of Santander to develop a strong platform for growth in the United Kingdom. I believe the foundations are now firmly in place and we are in a strong position to achieve our ambition of becoming the best commercial bank in the UK. I expect Abbey to continue to outperform our UK peers, driven by higher growth in revenues and jaws combined with a sound risk approach. The Abbey team look forward to another successful year in 2008, as a key part of the Santander group, and becoming a stronger competitor in the United Kingdom.
António Horta-Osório
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
         By their very nature, forward-looking statements cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Abbey or on Abbey’s behalf. Some of these factors are considered in detail in the Risk Management section on page 33 and the Risk Factors section on page 130 and may include:

>	inflation, interest rate, exchange rate, market and monetary fluctuations;
>	the effect of, and changes to, regulation and government policy;
>	the effects of market conditions and extent of economic activity in the geographic and business areas in which Abbey conducts business;
>	the effects of competition in the geographic and business areas in which Abbey conducts operations;
>	changes in consumer spending, saving and borrowing habits in the United Kingdom and in other countries in which Abbey conducts operations;
>	the effects of changes in laws, regulations, taxation or accounting standards or practices, or the effects of the interpretation of laws by the courts;
>	the ability to increase market share and control expenses;
>	the timely development of and acceptance of new products and services of Abbey and the perceived overall value of these products and services by users;
>	acquisitions and disposals;
>	technological changes;
>	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which Abbey conducts operations;
>	lack of liquidity in wholesale funding markets in periods of economic and political crisis;
>	consumer perception as to the continuing availability of credit and price competition; and
>	Abbey’s success at managing the risks of the foregoing.

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
General
Abbey National plc (the ‘Company’) and its subsidiaries (together, ‘Abbey’ or the ‘Group’) operate primarily in the UK, under UK law and regulation and are part of Banco Santander, S.A.. Abbey is a significant financial services provider in the UK, being the third largest residential mortgage lender and one of the largest savings brands, operating across the full range of personal financial services.
         The principal executive office and registered office of Abbey National plc and Abbey National Treasury Services plc is Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN. Abbey’s telephone number is +44 (0) 870-607-6000. The designated agent for service of process on Abbey in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011. Please see “Business and Financial Review – Tangible fixed assets” for further information regarding Abbey’s properties.
Summary history
The Abbey National Building Society (‘the Society’) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey. A list of Abbey National plc’s principal subsidiaries and their country of incorporation can be found on page 97.
         On 12 November 2004, Banco Santander Central Hispano, S.A. (which changed its name to Banco Santander, S.A. on 13 August 2007) completed the acquisition of the entire issued ordinary share capital of Abbey National plc, implemented by means of a scheme of arrangement under Section 425 of the Companies Act 1985, making Abbey National plc a wholly-owned subsidiary of Banco Santander S.A. Banco Santander S.A. is one of the largest banks in the world by market capitalisation. Founded in 1857, Santander has approximately 69 million customers, over 11,000 branches and a presence in over 40 countries.
Corporate purpose and strategy
Abbey’s purpose is to maximise value for its shareholder, Banco Santander S.A., by focusing on offering a full commercial banking service in the UK. With the continuing support of Santander, Abbey aims to be the best commercial bank in the UK.
Executive Responsibility
Abbey’s management structure is headed by António Horta-Osório, Chief Executive, and consists of a number of business and support divisions. The business divisions consist of:

>	Retail Banking – offers residential mortgages, savings and banking and other personal financial products to customers throughout the United Kingdom. This division is headed by António Horta-Osório. Alison Brittain, appointed an Executive Director on 2 January 2008, is responsible for the Retail Distribution channel as well as business banking, premium banking and e-commerce, while Ricky Okey is responsible for the Intermediary channel.
>	Global Banking & Markets – provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products. This division is headed by Jaime Astarloa.
>	Corporate Banking – offers banking services principally to small and mid-sized UK companies. It also contains specialised businesses and operations in run down. This division is headed by Miguel Ángel Rodríguez-Sola.
>	Wealth Management – offers private banking services, self-invested personal pension plans, a WRAP service and other specialist banking services. This division is headed by Antonio Lorenzo.

The support divisions consist of:

>	Retail Products and Marketing – responsible for integrating and gaining the maximum value from Abbey’s products, marketing and brand communications to serve Abbey’s customers better. This division is headed by Nathan Bostock.
>	Human Resources – responsible for delivering the human resources strategy and personnel support. It also includes the learning function. This division is headed by Nathan Bostock.
>	Manufacturing – responsible for all information technology, cost control and operations activity (including service centres). This division is headed by Juan Olaizola.
>	Risk – responsible for ensuring that the Board and senior management team of Abbey are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. Juan Colombás is the Chief Risk Officer, Retail and Corporate Banking, and John Hennessy is the Chief Risk Officer, Wholesale.
>	Internal Audit – responsible for supervising the compliance, effectiveness and efficiency of Abbey’s internal control systems to manage its risks. This division is headed by Jorge de la Vega.

In addition there are a number of corporate units – Legal, Secretariat, Compliance, Communications and Universities (which report to Karen Fortunato); Complaints and Service Quality (which report to Miguel Ángel Rodríguez-Sola); Group Infrastructure, which includes Asset & Liability Management, Group Capital and Funding (which reports to Nathan Bostock); and Finance (which reports to Antonio Lorenzo).

Business and Financial Review
Business Overview continued
Competition
Competitive environment, future trends and outlook
Abbey’s main competitors are established UK banks, building societies and other financial services providers such as insurance companies, supermarket chains and large retailers. The market is competitive, driven largely by market incumbents. Management is confident of Abbey’s strength and potential to continue growing despite the level of competition and challenging conditions in some of its core personal financial services markets.
Personal Financial Services (‘PFS’)
The overview of Personal Financial Services below reflects the reporting structure in place during 2007 in accordance with which the segmental information in the Business and Financial Review - Personal Financial Services section has been presented.
Retail Banking
Retail Banking consists of residential mortgages, savings, banking and consumer credit, cahoot, general insurance, Abbey Business and asset management.
Residential Mortgages
Abbey is the third largest provider of residential mortgages in the UK measured by outstanding balances, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers. Mortgage loans are offered in two payment types. Repayment mortgages require both principal and interest to be repaid in monthly instalments over the life of the mortgage. Interest-only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term (which can be arranged via a number of investment products including Individual Savings Accounts and pension policies, or by the sale of the property).
         Abbey’s mortgage loans are usually secured by a first mortgage over property and are typically available over a 25-year term, with no minimum term. Variable rate products charge interest at variable rates determined at the discretion of Abbey by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally fixed for between two and five years, after which they bear interest at standard variable rates. A significant proportion of new mortgage business is through trackers, which track the Bank of England base rate, normally with an incentive period for the first two to five years, and flexible mortgages, allowing the customer to vary their monthly payments, or take payment holidays, within predetermined criteria. In line with the rest of the UK market, a significant proportion of mortgages are prepaid at the end of the fixed or incentive period.
Savings
Abbey provides a wide range of retail savings accounts, including on-demand accounts, notice accounts, investment accounts and Individual Savings Accounts. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.
Banking and Consumer Credit
Abbey offers a range of personal banking services including current accounts, credit cards and unsecured personal loans. Credit scoring is used for initial lending decisions on these products and behavioural scoring is used for certain products for further lending. Abbey launched its new credit card range in the UK in the first half of 2007 through Santander’s global cards division. Previously, Abbey’s principal credit card offering was delivered through a strategic alliance with MBNA Europe Bank Limited, which was responsible for taking the credit risk and managing the credit card base.
cahoot
cahoot is Abbey’s separately branded, e-commerce retail banking and financial services provider.
General Insurance
The range of non-life insurance products distributed by Abbey includes property (buildings and contents) and payment protection. Residential home insurance remains the primary type of policy sold and is offered to customers through the branch network, Internet and over the telephone, as well as being sold by mortgage intermediaries, often at the time that a mortgage is being taken out.
Abbey Business
Abbey Business offers a range of banking services to small businesses in the UK.
Asset Management
On 31 December 2006, Abbey sold 100% of its asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander, S.A., for a total cash consideration of £134m. The asset management companies sold were Abbey National Asset Managers Limited (now called Santander Asset Management UK Limited), Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited (now called Santander Unit Trust Managers UK Limited) and Inscape Investments Limited (now called Santander Portfolio Management UK Limited). Retail Banking earns a commission on products sold through its relationship with Santander Asset Management.

Business and Financial Review
Business Overview continued
Global Banking & Markets
Global Banking & Markets is structured into three business areas: Rates, Credit Markets, and Equity. Rates and Credit Markets cover sales and trading activity for fixed income derivatives and credit derivatives, respectively. Given the recent lack of activity in the credit markets, the decision was made to close the credit derivatives business and consolidate its activities in Spain with the equivalent Santander business area. This is with effect from 1 January 2008. Equity comprises the Equity Derivatives, Property Derivatives and Short Term Markets areas. Equity and residential property derivatives activities include the manufacture of structured products sold to retail customers both by Abbey and by other financial institutions. Short Term Markets runs the securities lending/borrowing and repurchase agreement (‘repo’) businesses and retains a US branch for funding purposes. Since the year end, the decision has been taken to close the US securities financing business. It is expected that this will be completed in the first half of 2008.
Corporate Banking
Corporate Banking provides a range of banking services principally to small and mid-sized UK companies in a variety of sectors including Real Estate, Social Housing, Education, Health and Communities, and Financial Services. It provides funding and a range of treasury services via Global Banking & Markets. It also plans to provide investment, trade finance and supply chain solutions. It is also responsible for Porterbrook, a train leasing business, and the run down of Motor Finance and Insurance Funding Solutions.
Wealth Management
Wealth Management consists of Abbey International and Abbey’s majority interest in Santander Private Banking UK Limited. On 17 December 2007, Abbey sold 49% of its shareholding in Santander Private Banking UK Limited (consisting of James Hay, Cater Allen and Abbey Sharedealing) to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A., for a total cash consideration of £203m. The companies affected were Cater Allen Limited, Abbey Stockbrokers Limited, James Hay Holdings Limited, and their subsidiaries.
Abbey International
Abbey National International Limited uses the Abbey International brand. Its office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro.
James Hay
James Hay provides administration services for self-invested pension plans and the WRAP portfolio management product. Its services are provided to end customers mainly via Independent Financial Advisers and branded financial service providers.
Cater Allen
Cater Allen Limited, trading as Cater Allen Private Bank, provides products to assist with the finance requirements of individuals and businesses. The business attracts clients by marketing to introducers, including Independent Financial Advisers.
Abbey Sharedealing
Abbey Stockbrokers Limited, trading as Abbey Sharedealing, provides a direct share trading service for customers. Customers buy and sell shares on their account with the help of the dealers at Abbey Sharedealing. No advice is provided and all trades are on an execution only basis.
Group Infrastructure
Group Infrastructure consists of Asset and Liability Management activities, Group Capital and Funding. Asset and Liability Management is responsible for managing the Group’s structural liquidity. This includes Abbey’s capital management activities and medium and long-term funding, including Abbey’s structured covered bond and securitisation programmes. It manages Abbey Retail’s product and structural exposure to interest rates and, in that role, is a link between the Retail Banking and other Global Banking and Markets areas. Asset and Liability Management recommends and helps to implement Board, Asset and Liability Management Committee and Risk Committee policies for all aspects of balance sheet management – formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile.
         Abbey National plc and Abbey National Treasury Services plc have registered various shelf facilities with the Securities and Exchange Commission. See also Balance Sheet Business Review – Sources of Liquidity on page 30.
Sold Life Businesses
In 2006, Abbey sold its entire life insurance business to Resolution plc for cash consideration of approximately £3.6bn. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.
Portfolio Business Unit (‘PBU’)
The PBU comprised a number of businesses, assets and portfolios that were inconsistent with Abbey’s strategy, and were sold during 2005 or transferred to Corporate Banking. From the end of 2005, no businesses are part of this segment.

Business and Financial Review
Business Review – Summary
The results discussed below are not necessarily indicative of Abbey’s results in future periods. The following information contains certain forward-looking statements. See “Forward-looking Statements” on page 4. The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements elsewhere in this Annual Report and Accounts.
Executive summary
Abbey has prepared this Business and Financial Review in a manner consistent with the way management views Abbey’s business as a whole. As a result, Abbey presents the following key sections to the Business and Financial Review:

>	Business Review Summary – this contains an explanation of the basis of Abbey’s results and any potential changes to that basis in the future; a summary Income Statement with commentary; a summary Income Statement analysed between Personal Financial Services, the Sold Life Businesses and the Portfolio Business Unit; a summary of the nature of adjustments between Abbey’s statutory basis of accounting (as described in the Accounting Policies section on pages 68 to 82) and Abbey’s management basis of accounting (known as the “trading” basis); and a description of key performance indicators;
>	Personal Financial Services – this contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment. Additional information is provided for the Retail Banking segment due to its significance to Abbey’s results;
>	Sold Life Businesses and Portfolio Business Unit – this contains a summary of the results and commentary thereon on a trading basis of the life insurance businesses sold in 2006 and the non-core businesses sold in 2005;
>	Other Material Items – this contains information about the statutory to trading basis adjustments; and
>	Balance Sheet Business Review – this contains an analysis of Abbey’s balance sheet, including:
>	Capital disclosures – this contains an analysis of Abbey’s capital needs and availability;
>	Off-Balance Sheet disclosures – this contains a summary of Abbey’s off-balance sheet arrangements, their business purpose, and importance to Abbey; and
>	Liquidity disclosures – this contains an analysis of Abbey’s sources and uses of liquidity and cash flows.
Basis of results presentation
The Group’s business is managed and reported on the basis of the following segments:

>	Retail Banking;
>	Global Banking & Markets;
>	Corporate Banking;
>	Wealth Management;
>	Group Infrastructure;
>	Sold Life Businesses; and
>	Portfolio Business Unit.
In 2007, the Financial Markets business was renamed Santander Global Banking & Markets (‘Global Banking & Markets’), the Corporate Banking business was managed and reported separately from the rest of the Global Banking & Markets business, and the short-term funding revenue was transferred from Global Banking & Markets to Group Infrastructure. In addition, the 2005 and 2006 results of the asset management businesses that were sold in 2006 have been reclassified from Wealth Management to Retail Banking. The segmental analysis of our results for 2006 and 2005 has been amended to reflect these changes. In this report, the Retail Banking, Global Banking & Markets, Corporate Banking, Wealth Management and Group Infrastructure segments are referred to as the Personal Financial Services businesses.
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
Profit on disposal of Group undertakings
Profits / (losses) of £7m (2006: £(223)m, 2005: £62m) were made on the disposal of Group undertakings during the year. In addition, profits of £105m (2006: nil, 2005: nil) were made on the sale of non-controlling interests in subsidiary undertakings.
Significant acquisitions and disposals
The 2007 results have been materially impacted by the disposals of businesses, as described in the Business Review – Other Material Items, and Notes 11 and 44 to the Consolidated Financial Statements. There were no significant acquisitions.
Current and future accounting developments under IFRS
Details can be found in the Accounting Policies on page 68 to the Consolidated Financial Statements.

Business and Financial Review
Business Review – Summary continued
Group Summary
Summarised consolidated statutory income statement and selected ratios

	2007	2006	2005
	£m	£m	£m

Net interest income	1,499	1,228	1,172
Non-interest income	1,283	1,242	1,183

Total operating income	2,782	2,470	2,355

Administrative expenses	(1,369)	(1,420)	(1,577)
Depreciation and amortisation	(205)	(215)	(195)

Total operating expenses excluding provisions and charges	(1,574)	(1,635)	(1,772)

Impairment losses on loans and advances	(344)	(344)	(218)
Provisions for other liabilities and charges	–	(63)	(3)

Total operating provisions and charges	(344)	(407)	(221)

Profit on continuing operations before tax	864	428	362
Tax on profit on continuing operations	(179)	(115)	(108)

Profit for the year from continuing operations	685	313	254
(Loss) / profit for the year from discontinued operations	–	(245)	166

Profit for the year	685	68	420

Tier 1 capital ratio (%)	7.3%	8.0%	10.0%
Equity Tier 1 capital ratio (%)	5.4%	5.6%	6.6%
Closing risk weighted assets	68,562	62,942	55,972

2007 compared to 2006
Profit on continuing operations before tax of £864m increased from £428m in 2006. Material movements by line include:

>	Net interest income of £1,499m compared to £1,228m in 2006 increased by £271m. Retail Banking income benefited from robust asset growth of 8% in challenging market conditions, and Abbey’s continued focus on effective margin management for both mortgages and customer deposits. Overall the Retail Banking spread improved by 2 basis points. Net interest income also benefited from the full year impact of earnings from proceeds from the sale of the life insurance businesses in 2006.
>	Non-interest income of £1,283m compared to £1,242m in 2006 increased by £41m. The increase relates to the uplift in revenues within Global Banking & Markets despite difficult trading conditions in the second half of the year restricting transaction flow. In addition, 2007 has benefited from the increase in the profit on part sale of PFS subsidiaries, partially offset by higher losses from hedging and other mark-to-market variances compared to 2006. Retail banking fee income declined slightly.
>	Administrative expenses of £1,369m (2006: £1,420m) decreased by £51m driven by on-going cost reduction activity.
>	Depreciation and amortisation of £205m (2006: £215m) decreased by £10m due to lower asset write-downs.
>	Impairment losses on loans and advances were unchanged at £344m, with reduced exposure to unsecured lending, particularly internet-sourced lending, being offset by increases elsewhere reflecting the deterioration in market conditions. Credit quality overall remains sound.
>	Provisions for other liabilities and charges net to £nil compared to £63m in 2006, principally due to the stay in complaints relating to unauthorised overdraft charges pending a decision on legal proceedings in the High Court of England and Wales to resolve legal uncertainties concerning the level, fairness and lawfulness of unauthorised overdraft charges, as described in Note 37 to the Consolidated Financial Statements
2006 compared to 2005
Profit on continuing operations before tax of £428m increased from £362m in 2005. Material movements by line include:

>	Net interest income of £1,228m compared to £1,172m in 2005 increased by £56m. The increase relates in part to earnings on the proceeds from the sale of the life businesses in 2006. The remaining movement was largely due to higher Retail Banking income driven by growth in retail lending assets and stable retail spreads being offset by the reduction in income from asset financing operations and other businesses, which are being run-down.
>	Non-interest income of £1,242m compared to £1,183m in 2005 increased by £59m. The increase relates primarily to the uplift in revenues within Global Banking & Markets due to the benefits of favourable market conditions and increased external business.
>	Administrative expenses of £1,420m (2005: £1,577m) decreased by £157m. The reduction largely reflects the benefits of the cost reduction programme with the majority of the savings relating to employment costs driven by a headcount reduction of approximately 2,000 in 2006 (excluding the reduction reflecting the impact of the sale of the life insurance businesses). In addition, the 2005 administrative expenses included misselling costs of £70m.
>	Depreciation and amortisation of £215m compared to £195m in 2005 increased by £20m due to the timing of asset additions in 2005.
>	Impairment losses on loans and advances of £344m compared to £218m in 2005 increased by £126m. The growth was partly driven by strengthening of the coverage ratio and in part by the maturing nature of the unsecured personal loan portfolio, including portfolios that are no longer open to new business, with some deterioration in quality. The remaining increase was mainly due to mortgage-related charges increasing modestly from a very low base relative to the total book.
>	Provisions for other liabilities and charges of £63m compared to £3m in 2005 increased by £60m due to provisions for misselling remediation payments to customers.

Business and Financial Review
Business Review – Summary continued
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
Summarised consolidated statutory income statement analysed between Personal Financial Services, Sold Life Businesses and the Portfolio Business Unit

	2007				2006				2005
		Sold				Sold				Sold
	PFS	Life	PBU	Total	PFS	Life	PBU	Total	PFS	Life	PBU	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,499	–	–	1,499	1,228	–	–	1,228	1,166	–	6	1,172
Non-interest income	1,283	–	–	1,283	1,242	–	–	1,242	1,122	–	61	1,183

Total operating income	2,782	–	–	2,782	2,470	–	–	2,470	2,288	–	67	2,355

Administrative expenses	(1,369)	–	–	(1,369)	(1,420)	–	–	(1,420)	(1,576)	–	(1)	(1,577)
Depreciation and amortisation	(205)	–	–	(205)	(215)	–	–	(215)	(194)	–	(1)	(195)

Total operating expenses excluding provisions and charges	(1,574)	–	–	(1,574)	(1,635)	–	–	(1,635)	(1,770)	–	(2)	(1,772)

Impairment losses on loans and advances	(344)	–	–	(344)	(344)	–	–	(344)	(218)	–	–	(218)
Provisions for other liabilities and charges	–	–	–	–	(63)	–	–	(63)	(11)	–	8	(3)

Total operating provisions and charges	(344)	–	–	(344)	(407)	–	–	(407)	(229)	–	8	(221)

Profit on continuing operations before tax	864	–	–	864	428	–	–	428	289	–	73	362
Tax on profit on continuing operations	(179)	–	–	(179)	(115)	–	–	(115)	(106)	–	(2)	(108)

Profit for the year on continuing operations	685	–	–	685	313	–	–	313	183	–	71	254
Profit / (loss) for the year on discontinued operations	–	–	–	–	–	(245)	–	(245)	–	166	–	166

Profit / (loss) for the year	685	–	–	685	313	(245)	–	68	183	166	71	420

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

>	Reorganisation and other costs – Comprise implementation costs in relation to the strategic change and cost reduction process, as well as certain remediation administration expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.
>	Depreciation of operating lease assets – The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.
>	Profit on part sale of PFS subsidiaries – These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2007, these consisted of the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions. In 2006, the profit on the sale of the Asset Management businesses was similarly excluded.
>	Hedging and certain other mark-to-market variances – The Balance Sheet and Income Statement are subject to mark-to-market volatility including from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.
>	Capital and other charges – Principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively.
For a detailed explanation of these items, please refer to the “Other Material Items” section of the Business and Financial Review.

Business and Financial Review
Business Review – Summary continued
Key performance indicators

Key performance indicators relevant to the Group during the years ended, and as at, 31 December 2007, 2006 and 2005 are set out below. This information describes the key measures used by management in assessing the success of the business against its strategies and objectives.

Key performance indicator	Note	2007	2006	2005

PFS trading revenues	1	£2,615m	£2,452m	£2,334m
PFS trading cost:income ratio	2	49.7%	55.0%	61.3%
Profit for the year	3	£685m	£68m	£420m
Retail Banking spread	4	1.48%	1.46%	1.45%
Total number of employees	5	15,236	16,395	20,642
Mortgage market share	6	9.3%	9.4%	9.7%

1.	PFS trading revenues comprise net interest income and non-interest income of the Personal Financial Services businesses. Discussion and analysis of this data is set out in the Business Review – Personal Financial Services on pages 15 and 16.

2.	The PFS trading cost:income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. Discussion and analysis of trading income and expenses is set out in the Business Review – Personal Financial Services on pages 15 to 18. Further information about the calculation of the PFS trading cost:income ratio is contained in Selected Financial Data on page 127.

3.	Profit for the year is the statutory consolidated profit after tax for the year. Discussion and analysis of this data is set out in the Group Summary in this Business Review – Summary section on pages 9 and 10.

4.	Retail banking spread is defined as interest received (mortgage, unsecured personal loans and overdraft interest) divided by interest earning assets, less interest payable (savings, and in-credit bank accounts) divided by interest bearing liabilities. Discussion and analysis of this data is set out in the Business Review – Personal Financial Services on pages 12 to 18.

5.	Total number of employees is measured at the year-end and calculated on a full-time equivalent basis. As part of the planning process, headcount targets are set for each division and reviewed on a monthly basis. Further information about employees on a segmental basis is contained in Note 1 to the Consolidated Financial Statements.

6.	Mortgage market share represents the value of the Group’s mortgage asset as a percentage of the total value of mortgages in the UK market, and is measured at the year-end. Discussion and analysis of this data is set out in the Business Review – Personal Financial Services on pages 13 and 14.

Business and Financial Review
Business Review – Personal Financial Services
This section contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment within the Personal Financial Services businesses, together with reconciliations from the trading basis to the statutory basis. Additional information is provided on the adjustments between the trading basis and the statutory basis in the Business Review – Other Material Items.
Personal Financial Services profit before tax by segment

		Global
	Retail	Banking &	Corporate	Wealth	Group
	Banking	Markets	Banking	Management	Infrastructure	Total
31 December 2007	£m	£m	£m	£m	£m	£m

Net interest income	1,615	–	(34)	70	(152)	1,499
Non-interest income	645	260	127	34	50	1,116

Total trading income	2,260	260	93	104	(102)	2,615
Total trading expenses	(996)	(107)	(30)	(61)	(105)	(1,299)
Impairment losses on loans and advances	(239)	–	29	(2)	–	(212)

Trading profit / (loss) before tax	1,025	153	92	41	(207)	1,104
Adjust for:
– Reorganisation and other costs	(139)	(6)	–	(1)	(132)	(278)
– Profit on part sale of PFS subsidiaries	–	–	5	–	105	110
– Hedging and certain other mark to market variances	–	–	–	–	(72)	(72)
– Capital and other charges	(81)	–	(8)	19	70	–

Profit / (loss) from continuing operations before tax	805	147	89	59	(236)	864

		Global
	Retail	Banking &	Corporate	Wealth	Group
	Banking	Markets	Banking	Management	Infrastructure	Total
31 December 2006	£m	£m	£m	£m	£m	£m

Net interest income	1,466	–	(46)	62	(146)	1,336
Non-interest income	648	240	125	32	71	1,116

Total trading income	2,114	240	79	94	(75)	2,452
Total trading expenses	(1,005)	(93)	(41)	(58)	(152)	(1,349)
Impairment losses on loans and advances	(273)	–	27	–	(5)	(251)
Provisions for other liabilities and charges	–	–	–	(2)	–	(2)

Trading profit / (loss) before tax	836	147	65	34	(232)	850
Adjust for:
– Reorganisation and other costs	(133)	(9)	–	(5)	(151)	(298)
– Profit on part sale of PFS subsidiaries	–	–	–	–	41	41
– Hedging and certain other mark to market variances	(8)	–	–	–	(37)	(45)
– Capital and other charges	(44)	–	(4)	15	(87)	(120)

Profit / (loss) from continuing operations before tax	651	138	61	44	(466)	428

		Global
	Retail	Banking &	Corporate	Wealth	Group
	Banking	Markets	Banking	Management	Infrastructure	Total
31 December 2005	£m	£m	£m	£m	£m	£m

Net interest income	1,332	–	(25)	60	(50)	1,317
Non-interest income	608	205	107	26	71	1,017

Total trading income	1,940	205	82	86	21	2,334
Total trading expenses	(1,121)	(90)	(41)	(63)	(116)	(1,431)
Impairment losses on loans and advances	(207)	–	(10)	(1)	–	(218)
Provisions for other liabilities and charges	3	–	–	(14)	–	(11)

Trading profit / (loss) before tax	615	115	31	8	(95)	674
Adjust for:
– Reorganisation and other costs	(196)	(5)	–	(2)	(13)	(216)
– Hedging and certain other mark to market variances	3	–	–	–	(21)	(18)
– Capital and other charges	(37)	–	(7)	14	(121)	(151)

Profit / (loss) from continuing operations before tax	385	110	24	20	(250)	289

2007 compared to 2006
>	Personal Financial Services trading profit before tax of £1,104m increased by £254m on the previous year (2006: £850m). Trading income was 6.6% higher and within the targeted range. There was a further reduction in trading expenses of 3.8% in 2007 with headcount 1,159 full time equivalents lower than 31 December 2006. Trading profit before tax benefited from positive trading income and cost trends and lower credit provisions.

>	Retail Banking trading profit before tax increased by £189m to £1,025m (2006: £836m) driven by a 7% increase in trading income and lower expenses and credit provisions. Trading income benefited from robust asset growth of 8% in challenging market conditions, and Abbey’s continued focus on effective margin management for both mortgages and customer deposits. Trading provisions have decreased due to the lower unsecured asset and are partially offset by a slight increase in mortgage provisions from historic low levels.

>	Global Banking & Markets trading profit before tax increased by £6m to £153m (2006: £147m). Trading income has increased slightly with profits from the closeout of customer trades offsetting the effects of difficult market conditions in the second half of the year.

Business and Financial Review
Business Review – Personal Financial Services continued
>	Corporate Banking trading profit before tax increased by £27m to £92m (2006: £65m) reflecting lower trading costs from the run down of asset financing operations and a reduced net interest charge due to lower Porterbrook project and maintenance funding costs. In addition, new Corporate Banking business streams contributed positively.

>	Wealth Management trading profit before tax increased by £7m to £41m (2006: £34m) reflecting higher trading income and broadly stable costs. Trading income has improved as a result of higher deposits in Cater Allen and improved margins in both Cater Allen and Abbey International.

>	Group Infrastructure trading loss before tax decreased by £25m to £207m (2006: £232m) reflecting a small decrease in net interest income due to base rate changes more than offset by a reduction in unallocated central costs.
2006 compared to 2005
>	Personal Financial Services trading profit before tax of £850m increased by £176m on the previous year (2005: £674m). Trading income was 5% higher, and was within the targeted range of 5% – 10% for the first year of the 3-year plan. This represents a significant improvement in performance after a number of years of revenue decline and a flat performance in 2005. There was a further reduction in trading expenses of over 5% in 2006 with headcount approximately 2,000 full time equivalents lower than 31 December 2005 (excluding the impact of the sale of the life insurance businesses). Positive trading income and cost trends were offset by increased credit provisions driven largely by the maturing of the unsecured loan portfolio.

>	Retail Banking trading profit before tax increased by £221m to £836m (2005: £615m) reflecting lower trading costs, due to the cost reduction programme, and higher trading income resulting from growth in customer loans, stable Retail spreads and increased volumes in mortgage, investments and bank accounts. Trading income and cost trends were offset by increased credit provisions. The growth was partly driven by strengthening of the coverage ratio and in part by the maturing nature of the unsecured personal loan portfolio with some deterioration in quality. Mortgage related charges also increased modestly from a very low base relative to the overall book.

>	Global Banking & Markets trading profit before tax increased by £32m to £147m (2005: £115m). The increase was due to higher trading revenues in both Derivative and Structured Products and Short Term Financing businesses.

>	Corporate Banking trading profit before tax increased by £34m to £65m (2005: £31m). 2006 included a provision release of £27m primarily in relation to asset financing operations compared to a charge of £10m in 2005. This was partially offset by lower revenues following the run down of asset-financing operations and other businesses.

>	Wealth Management trading profit before tax increased by £26m to £34m (2005: £8m). Trading income increased, driven by higher customer deposits in Cater Allen, improved margins in both Cater Allen and Abbey International and increased sales in James Hay. The remaining increase related primarily to a lower closed office charge made in 2006.

>	Group Infrastructure trading loss before tax increased by £137m to £232m (2005: £95m). Net interest income was adversely impacted by base rate changes on central funding in 2006, which were more than offset by benefits reported in Retail Banking and Wealth Management under the Group’s transfer pricing arrangements. In addition, trading expenses increased due to additional unallocated central costs.
Personal Financial Services business flows
Business flows relating to the Personal Financial Services businesses are set out below. These flows are used by management to assess the sales performance of Abbey, both absolutely and relative to its peers, and to inform management of product trends in the Personal Financial Services market.

	2007	2006	2005

Mortgages:
Gross mortgage lending	£35.6bn	£32.6bn	£27.6bn
Capital repayments	£26.9bn	£24.8bn	£24.6bn
Net mortgage lending	£8.8bn	£7.8bn	£3.0bn
Mortgage stock:	£110.5bn	£101.7bn	£93.9bn
– Abbey retail	£105.0bn	£96.7bn	£89.9bn
– Housing Association (1)	£5.5bn	£5.0bn	£4.0bn
Market share – gross mortgage lending(2)	9.8%	9.4%	9.6%
Market share – capital repayments(2)	10.5%	10.5%	12.5%
Market share – net mortgage lending(2)	8.1%	7.1%	3.3%
Market share – mortgage stock(2)	9.3%	9.4%	9.7%
Retail deposits:
Total net deposit flows	£3.2bn	£1.1bn	£2.8bn
Deposit stock	£65.2bn	£62.0bn	£60.9bn

Investment and pensions annual premium income	£1,669m	£1,224m	£1,058m

Protection annual premium income	£47m	£71m	£82m

Banking:
Bank account openings (000’s)
– Abbey retail	400	425	359
– Other	30	28	27

	430	453	386
Bank account liability
– Abbey retail	£5.5bn	£5.3bn	£4.8bn
– Other	£4.8bn	£4.5bn	£4.1bn

	£10.3bn	£9.8bn	£8.9bn

Business and Financial Review
Business Review – Personal Financial Services continued

	2007	2006	2005

Gross unsecured personal lending:
– Abbey retail	£0.9bn	£1.5bn	£1.3bn
– Other, including cahoot	£0.1bn	£0.8bn	£0.8bn

	£1.0bn	£2.3bn	£2.1bn
Unsecured lending asset(3):
– Abbey retail	£2.5bn	£2.7bn	£2.3bn
– Other, including cahoot	£0.8bn	£1.4bn	£1.4bn

	£3.3bn	£4.1bn	£3.7bn

Credit card sales (000’s)	261	112

(1)	Housing Association mortgages are classified within the Corporate Banking segment. This excludes contingent liabilities and commitments. See Note 37 to the Consolidated Financial Statements.

(2)	Market shares are estimated internally, based on information from the Bank of England and The Council of Mortgage Lenders (“CML”).

(3)	Comprises unsecured personal loans, credit cards and overdrafts.
2007 compared to 2006
Mortgages
Gross mortgage lending of £35.6bn, 9% higher, with an estimated market share of 9.8% benefiting from a range of initiatives. During the year, we launched a new affordability criteria to help first time buyers and launched the Premier Homebuyer Solution, which remains a market leading mortgage for movers offering them free legal and valuation fees.
Retail Deposits and Investments
Total net customer deposit flows of £3.2bn were significantly higher than 2006 due to a stronger product range which includes a number of savings accounts linked to investment products. Performance also benefited from a continued focus on branch-based savings and changes in incentive schemes. In addition, we have launched a range of new standalone savings accounts including “50+ Saver” and “Direct ISA”, plus our innovative linked Super account range, including the “Super Bond” launched in July 2007. The September 2007 campaign, led by our market leading “8.1% Super Bond” and “Super ISA” proved highly successful.
         Investment sales were up 36% driven by a focus on retention and improved sales processes. Sales of structured growth products were up significantly as a result of the “Super Savings” propositions and tactical products which was recognised by the Moneyfacts award of ‘Best Structured Products’ provider.
Protection
Protection annual premium income sales were down in comparison to 2006, largely driven by the termination of the intermediary protection sales agreement with Resolution plc.
Banking
Abbey continued to attract adult and switcher customers with adult account openings increasing by 8% and we continue to be a net gainer of switcher accounts against other major UK retail banks. This performance was supported by the new Formula 1 campaign, which was launched at the end of June 2007 and the 8% Bank Account launch in November 2007 featuring Lewis Hamilton. In total, bank account openings of 430,000 were slightly lower than 2006.
Unsecured Personal Lending
Total gross UPL lending decreased by 57% reflecting reduced unsecured personal lending through the Internet sales channel. Abbey has been taking a cautious approach to lending with the objective to continue generating value whilst minimising risk. We continue to focus new lending mix towards existing customers and through the branch sales channel.
Credit Card Sales
During the second half of the year, Santander also launched a new credit card business leveraging Abbey’s branch distribution in the UK. Early performance has been positive, with card openings up 134% benefiting from an attractive headline rate, promotional activity and sales focus through the branch channel.
2006 compared to 2005
Mortgages
Gross mortgage lending of £32.6bn (2005: £27.6bn), around 18% higher, with an estimated market share of 9.4% (2005: 9.6%). During the year Abbey improved its service levels in mortgages and developed its product range in order to capture growth in the expanding and higher margin non-standard segments. Abbey increased sales of Flexible mortgages (up over 60%) and, in the latter part of the year, Abbey improved the first time buyer proposition and launched a new buy-to-let offering. Mortgage capital repayments of £24.8bn (2005: £24.6bn) were modestly ahead of 2005, while the estimated share of capital repayments fell to 10.5%, in part reflecting retention initiatives, compared to 12.5% in 2005. Net mortgage lending of £7.8bn (2005: £3.0bn) was up over 100% from 2005 whilst continuing to balance growth and market share with a focus on profitability.

Business and Financial Review
Business Review – Personal Financial Services continued
Retail Deposits and Investments
Total net customer deposit flows of £1.1bn (2005: £2.8bn) were lower than 2005 impacted by the re-pricing of low / negative margin accounts that was put in place in the second quarter of 2006. This again confirmed our focus on managing volume and profitability, and was in part offset by increased investment sales up 16%. Abbey maintained its competitive position with attractive instant access branch and internet accounts, with inflows of over £1.8bn in key acquisition accounts. In terms of investment sales, Abbey had an improved tax season and sales of Inscape were up 24%. Abbey also increased its sales capacity through the recruitment of additional investment advisors.
Protection
Protection annual premium income sales were down in comparison to 2005, in part reflecting the competitive market trends.
Banking
Bank account openings of 453,000 (2005: 386,000) were up 17%. This was an improvement on the uplift of 10% reported in the first half of 2006, with switcher openings up by 114%. Performance has benefited from the “High Interest” current account offer and the “grass is greener” campaign in the second half of 2006. In total, the volume of accounts increased by 6%, with bank account liability balances up by 10% on 2005.
Unsecured Personal Lending
Gross unsecured personal lending was 10% higher, with branch lending up by 66% from a low base. Performance was boosted by improved branch technology, and the latter part of the year saw a marked improvement in the new business margins to ensure a better profitability profile. As a result, Abbey branded balances grew by 18% and as we moved into 2007, our focus was increasingly on growing this business through our existing customers.
Personal Financial Services trading net interest income by segment

	2007	2006	2005
	£m	£m	£m

Retail Banking	1,615	1,466	1,332
Corporate Banking	(34)	(46)	(25)
Wealth Management	70	62	60
Group Infrastructure	(152)	(146)	(50)

PFS trading net interest income	1,499	1,336	1,317

Adjust for:
– Capital and other charges	–	(108)	(151)

PFS net interest income	1,499	1,228	1,166

2007 compared to 2006
Retail Banking net interest income increased by £149m to £1,615m (2006: £1,466m), due largely to growth in savings and banking balances combined with improved margins resulting from strong margin management given base rate increases. Retail Banking net interest income also benefited from robust asset growth of 8% in challenging market conditions, albeit offset by lower asset spreads. Competitive pressures impacted the mortgage spread albeit with improved new business margins in the latter part of the year. Growth in Abbey Business also contributed materially – both in terms of deposits and commercial mortgages. In total, the Retail Banking spread was robust given market conditions, increasing 2bps from 146bps to148bps.
         Corporate Banking net interest income charge improved by £12m to £(34)m (2006: £(46)m) reflecting a reduced cost of funding in asset financing operations and growth in the Real Estate Finance and other new corporate business portfolios.
         Wealth Management net interest income increased by £8m to £70m (2006: £62m), reflecting higher liability balances in Cater Allen as a result of improved sales performance and higher cash balances under administration in James Hay. This was supported by improved margins in both Cater Allen and Abbey International.
         Group Infrastructure net interest income charge decreased by £6m to £(152)m (2006: £(146)m) in part due to the increased spread between the base rate and LIBOR.
2006 compared to 2005
Retail Banking net interest income increased by £134m to £1,466m (2005: £1,332m), due largely to growth in customer loans and stable retail spreads. Retail lending balances were up 9% compared to 2005, driven by an increase in mortgage and unsecured lending balances. Growth in unsecured lending balances was driven through the Abbey brand. Throughout the second half of 2006, the business continued to balance growth and profitability, resulting in slower growth in retail deposits. Retail spreads were stable relative to 2005 with a widening of retail liability spreads being partially offset by competitive pressure impacting asset spreads in the latter part of 2006.
         Corporate Banking net interest income decreased by £21m to £(46)m (2005: £(25)m). The decrease is due to the reduction in asset financing operations and other businesses which are in the process of being run down.
         Wealth Management net interest income increased slightly to £62m (2005: £60m), reflecting higher liability balances in Cater Allen as a result of improved sales performance. This was supported by improved margins in both Cater Allen and Abbey International.
         Group Infrastructure net interest income decreased by £96m to £(146)m (2005: £(50)m). Net interest income was adversely impacted by base rate changes on central funding, which were more than offset by benefits reported in Retail Banking and Wealth Management under the Group’s transfer pricing arrangements. The remaining movement related to the non-recurrence of gains on the unwind of external capital hedges in 2005.

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services trading non-interest income by segment

	2007	2006	2005
	£m	£m	£m

Retail Banking	645	648	608
Global Banking & Markets	260	240	205
Corporate Banking	127	125	107
Wealth Management	34	32	26
Group Infrastructure	50	71	71

PFS trading non-interest income	1,116	1,116	1,017

Adjust for:
– Depreciation of operating lease assets	129	130	123
– Hedging and certain other mark to market variances	(72)	(45)	(18)
– Profit on part sale of PFS subsidiaries	110	41	–

PFS non-interest income	1,283	1,242	1,122

2007 compared to 2006
Retail Banking trading non-interest income decreased slightly to £645m (2006: £648m) due largely to lower current account charges and redemption fees offset by benefits from the contribution of new credit card sales and growth in both investments and protection.
         Global Banking & Markets non-interest income was ahead of prior year at £260m (2006: £240m) delivering robust growth in 2007, despite difficult trading conditions. The Rates business increased revenue substantially, as a result of successful trading strategies and the benefit of closer, effective integration with other parts of Abbey and Santander Global Banking & Markets worldwide. The Equity business, the largest business within Global Banking & Markets benefited from the closeout of customer trades offsetting the effects of difficult market conditions in the second half.
         Corporate Banking non-interest income was broadly in line with 2006 at £127m (2006: £125m) as improved contributions from existing businesses more than offset the impact of those in run down.
         Wealth Management non-interest income was slightly ahead of 2006 at £34m (2006: £32m), due largely to the sale of two properties by Abbey International and higher fees in James Hay.
         Group Infrastructure non-interest income decreased by £21m to £50m (2006: £71m), largely due to lower earnings from short term funding.
2006 compared to 2005
Retail Banking trading non-interest income increased by £40m in 2006 to £648m (2005: £608m) due largely to increased volumes in mortgage, investments and bank accounts, as well as a fourth quarter benefit from an uplift in commissions from the new distribution agreement with Resolution.
         Global Banking & Markets non-interest income increased by £35m to £240m (2005: £205m) due to stronger sales of retail structured products and increased trading activity in Property Derivatives.
         Corporate Banking non-interest income increased by £18m to £125m (2005: £107m) due to reduced costs on asset financing operations.
         Wealth Management non-interest income increased slightly to £32m (2005: £26m) due to higher sales in James Hay. The rebranding of the SIPP (self-invested personal pension schemes) and WRAP portfolio management products helped lift sales in James Hay.
         Group Infrastructure non-interest income of £71m (2005: £71m) was in line with the previous year as increased earnings from short term funding offset mark to market losses.
Personal Financial Services total trading expenses by segment

	2007	2006	2005
	£m	£m	£m

Retail Banking	996	1,005	1,121
Global Banking & Markets	107	93	90
Corporate Banking	30	41	41
Wealth Management	61	58	63
Group Infrastructure	105	152	116

PFS total trading expenses	1,299	1,349	1,431

Adjust for:
– Reorganisation and other costs	146	144	216
– Depreciation of operating lease assets	129	130	123
– Capital and other charges	–	12	–

PFS expenses	1,574	1,635	1,770

2007 compared to 2006
During 2007 the cost reduction programme put in place at the time of acquisition of Abbey by Santander made further progress and trading expenses of £1,299m in 2007 were 4% lower than the previous year (2006: £1,349m).
         Retail Banking trading expenses of £996m showed a modest decrease of £9m (2006: £1,005m) where further benefits of the cost reduction programme marginally outweighed the inflationary effect on costs, and costs associated with an increased number of customer facing roles.

Business and Financial Review
Business Review – Personal Financial Services continued
Global Banking & Markets trading expenses of £107m showed an increase compared to 2006 of £14m (2006: £93m), largely due to strategic growth of the business and higher performance related payments.
Corporate Banking trading expenses of £30m were £11m lower the previous year (2006: £41m), which was largely driven by the run down of the Motor Finance business.
         Wealth Management trading expenses of £61m, were slightly higher than the previous year (2006: £58m) driven by higher employment costs in James Hay reflecting growth plans.
         Group Infrastructure trading expenses of £105m were £47m lower than the previous year (2006: £152m) due to lower central costs following on-going cost reduction activity and the non-recurrence of trading expenses indirectly related to the life insurance businesses and other entities sold during 2006.
2006 compared to 2005
A cost reduction programme targeting cost savings of £300m by the end of 2007 was put in place at the time of the acquisition of Abbey by Santander. During 2006 this programme made further progress and trading expenses of £1,349m in 2006 were over 5% lower than the previous year (2005: £1,431m). The majority of the cost savings related to employment expenses. In total, over 2,000 roles were removed from the business during the year excluding the effects of the sale of the Life insurance businesses.
         Global Banking & Markets trading expenses of £93m were slightly higher than previous year (2005: £90m). The movement was due largely to savings from the cost reduction programme being more than offset by increased investment in the sales and marketing teams and performance related payments.
         Corporate Banking trading expenses of £41m were in line with the previous year (2005: £41m).
         Wealth Management trading expenses of £58m were £5m lower than the previous year (2005: £63m). As with the other operating divisions, Wealth Management benefited from cost savings resulting from the cost reduction programme implemented at the time of the acquisition of Abbey by Santander.
         Group Infrastructure trading expenses of £152m were £36m higher than the previous year (2005: £116m) due to additional central costs.
Personal Financial Services trading impairment losses on loans and advances by segment

	2007	2006	2005
	£m	£m	£m

Retail Banking	239	273	207
Corporate Banking	(29)	(27)	10
Wealth Management	2	–	1
Group Infrastructure	–	5	–

PFS trading impairment losses on loans and advances	212	251	218

Adjust for:
– Reorganisation and other costs	132	93	–

PFS impairment losses on loans and advances	344	344	218

2007 compared to 2006
Trading impairment losses on loans and advances reduced by £39m to £212m (2006: £251m), driven by a lower provisions charge in Retail Banking as a result of reduced exposure to unsecured lending, particularly internet-sourced lending. The provisions on mortgages saw a slight increase from historic lows, reflecting current economic conditions, although the credit quality of the mortgage portfolio remains strong.
         Corporate Banking provision releases of £29m (2006: £27m) reflected the better than anticipated performance of the run-down portfolios, a trend also seen in 2006.
2006 compared to 2005
Trading impairment losses on loans and advances increased by £33m to £251m (2005: £218m), driven by a higher provisions charge in Retail Banking, partly offset by reductions of provisions in Corporate Banking. The growth was partly driven by strengthening of the coverage ratio and in part by the deterioration and maturing nature of the unsecured personal loan portfolio. Retail Banking provisions also increased in part due to mortgage related charges increasing modestly from a very low base relative to the overall book.
         Corporate Banking recorded provision releases following the run down of asset financing and other businesses.
Personal Financial Services non-performing loans

	2007	2006	2005
	£m	£m	£m

Total non-performing loans (“NPLs”)	892	826	882

Total loans and advances to customers (excluding trading assets)	118,399	109,035	100,267
Total provisions (on a statutory basis)	551	536	394
NPLs as a % of loans and advances	0.75%	0.76%	0.88%

Provisions as a % of NPLs	61.77%	64.89%	44.67%

In 2007, the value of non-performing loans increased to £892m (2006: £826m) and non-performing loans as a percentage of loans and advances decreased to 0.75% (2006: 0.76%). During the year the coverage of non-performing loans was lower at 61.77% (2006: 64.89%), as the mix of non-performing asset changes, with more weighting towards mortgages where the coverage will be lower due to the security held.

Business and Financial Review
Business Review – Personal Financial Services continued
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
Personal Financial Services trading provisions for other liabilities and charges by segment

	2007	2006	2005
	£m	£m	£m

Retail Banking	–	–	(3)
Wealth Management	–	2	14

PFS trading provisions for other liabilities and charges	–	2	11

Adjust for:
– Reorganisation and other costs	–	61	–

PFS provisions for other liabilities and charges	–	63	11

In 2007, there were no net provisions for other liabilities and charges. Misselling remediation provisions were £nil (2006: £61m) with remediation costs being charged directly to non-trading expenses in 2007.
         In 2006, Wealth Management trading provisions for other liabilities and charges of £2m were down from £14m in 2005. 2006 consisted of a further charge of £2m related to closure of the Isle of Man offices, down from £14m during the previous year.

Business and Financial Review
Business Review – Sold Life Businesses and Portfolio Business Unit
Sold Life Businesses
In 2006, Abbey sold its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.
         The life insurance business qualifies as discontinued operations. The results, and loss on sale, of the discontinued operations were as follows:
Sold Life Businesses summarised income statement

	2007	2006	2005
	£m	£m	£m

Trading income	–	116	231
Operating expenses	–	(73)	(151)
Impairment losses on intangible assets	–	(69)	–

Trading profit before tax	–	(26)	80
Adjust for:
– Capital and other charges	–	120	154

Profit before tax	–	94	234
Taxation expense	–	(75)	(68)

Profit of discontinued operations	–	19	166
Loss on sale of discontinued operations before and after tax	–	(264)	–

Profit / (loss) for the year from discontinued operations	–	(245)	166

Trading income
There was no trading income in 2007 as the businesses were sold in 2006. In 2006, trading income of £116m was £115m lower than the previous year (2005: £231m), primarily reflecting the sale of the life insurance business in the third quarter of 2006, together with an increased level of lapses on with-profits bonds in 2006 prior to the sale.
Operating expenses
There were no operating expenses in 2007 as the businesses were sold in 2006. In 2006, operating expenses of £73m were £78m lower than the previous year (2005: £151m), primarily reflecting the sale of the business in the third quarter of 2006, and the successful continuation of Group wide cost reduction initiatives.
Impairment losses on intangible assets
There were no impairment losses on intangible assets in 2007 as the businesses were sold in 2006. In 2006, an impairment charge of £69m on intangible assets was recognised as a result of the classification of the life insurance businesses as held for sale prior to their eventual sale.
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
Portfolio Business Unit (‘PBU’)
The Portfolio Business Unit comprised a number of businesses, assets and portfolios that were inconsistent with Abbey’s strategy to focus on Personal Financial Services, and were sold during 2005. From the end of 2005, there were no businesses, assets or portfolios remaining within this segment.
PBU trading profit before tax

	2007	2006	2005
	£m	£m	£m

Trading income	–	–	70
Operating expenses	–	–	(2)
Provisions for other liabilities and charges	–	–	8

Trading profit before tax	–	–	76
Adjust for:
– Capital and other charges	–	–	(3)

Profit before tax	–	–	73

Business and Financial Review
Other Material Items
Adjustments between the statutory basis and the trading basis
Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below, and described in the Business Review – Summary. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
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
         The trading adjustments consist of:
Reorganisation and other costs

	2007	2006	2005
	£m	£m	£m

Cost reduction programme	(109)	(134)	(158)
Asset write-downs	–	(18)	(5)
Credit provisions	(132)	(93)	–
Misselling remediation administration costs	(37)	(61)	(70)

	(278)	(306)	(233)

These costs comprise implementation costs in relation to the strategic change and cost reduction process, certain credit provisions taken centrally, as well as remediation administration costs in respect of product misselling. Of the total reorganisation and other costs of £278m (2006: £306m, 2005: £233m), £278m (2006: £298m, 2005: £216m) was adjusted in the Personal Financial Services businesses, and £nil (2006: £8m, 2005: £17m) in the Sold Life Businesses.
2007 compared to 2006
Total reorganisation and other costs of £278m decreased £28m compared to the previous period (2006: £306m).
         Cost reduction programme related expenses of £109m decreased by £25m compared to the previous period (2006: £134m) reflecting the more advanced stage of the programme.
         Non-trading credit provisions of £132m increased £39m compared to the previous period (2006: £93m). In accordance with IFRS, the charge for credit provisions adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans, as described more fully in the Risk Management Report – Provisions on loans and advances to customers, and in the Accounting Policies in the Consolidated Financial Statements. The required charge is generally determined using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise. For management reporting purposes, the total charge is then split between the charge that would be required based on conditions that persist at the balance sheet date, and the adjustment to that charge in order to reflect the change in conditions when the loss is expected to crystallise. The charge that would be required based on conditions that persist at the balance sheet date is used in the day to day running of the business, and is therefore included in provisions on the trading basis. The adjustment is excluded from the results on a trading basis and is classified as non-trading. The charge in 2006 largely related to loan portfolios that are no longer open to new business.
         Misselling remediation administration costs reduced to £37m (2006: £61m) reflecting lower levels of complaints activity in relation to endowments due to the continuing effect of time barring, and in relation to unauthorised overdraft charges due to the stay in complaints relating to unauthorised overdraft charges pending a decision on legal proceedings in the High Court of England and Wales to resolve legal uncertainties concerning the level, fairness and lawfulness of unauthorised overdraft charges, as described in Note 37 to the Consolidated Financial Statements.
2006 compared to 2005
Total reorganisation and other costs of £306m increased £73m compared to the previous period (2005: £233m).
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
Hedging and certain other mark-to-market variances

2007	2006	2005
£m	£m	£m

(72)	(45)	(18)

The Balance Sheet and Income Statement are subject to a certain amount of mark-to-market volatility including from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges.

Business and Financial Review
Other Material Items continued
2007 compared to 2006
In 2007, the impact of this volatility of £(72)m (2006: £(45)m) was due to decreasing asset credit spreads, with hedging variances representing an insignificant amount.
2006 compared to 2005
In 2006, the impact of this volatility was £(45)m (2005: £(18)m), due largely to greater market movements, including interest rates, than in the previous period.
Profit on part sale of PFS subsidiaries

2007	2006	2005
£m	£m	£m

110	41	–

These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2007, these consisted of the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions. In 2006, the profit on the sale of the Asset Management businesses was similarly excluded.
Capital and other charges
Capital charges principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively. On a consolidated basis, the total of these internal reallocations is nil. The change in allocation in Group Infrastructure compared to 2006 and 2005 is due to the impact of the sale of the life insurance businesses in 2006.
Legal proceedings
Abbey and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Abbey. In addition, Abbey is party to legal proceedings concerning unauthorised overdraft charges. See Note 37 to the Consolidated Financial Statements.
Material contracts
Abbey and its subsidiaries are party to various contracts in the ordinary course of business. For the three years ended 31 December 2007 there have been no material contracts entered into outside the ordinary course of business, except for the contract described below.
         Abbey announced on 7 June 2006 that it had entered into an agreement to sell its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The sale completed in the third quarter of 2006. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. See Note 11 to the Consolidated Financial Statements.
Audit fees
See Note 7 of the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review
Throughout this section, references to UK and non-UK refer to the location of the office where the transaction is recorded.
Securities
The following table sets out the book and market values of securities at 31 December 2007, 2006 and 2005. For further information, see the Notes to the Consolidated Financial Statements.

	2007	2006	2005
	£m	£m	£m

Trading portfolio
Debt securities:
UK government	–	48	2,700
US treasury and other US government agencies and corporations	–	–	22
Other public sector securities	3,722	2,415	350
Bank and building society certificates of deposit	9,679	10,839	18,647
Other issuers:
Floating rate notes	2,805	298	463
Mortgage-backed securities	2	75	350
Other asset-backed securities	2,368	1,584	4,626
Other	10,255	14,551	4,396
Ordinary shares and similar securities	1,494	2,754	1,539

	30,325	32,564	33,093

Available for sale securities
Other issuers:
Other	8	8	–
Ordinary shares and similar securities	32	15	13

	40	23	13

Fair value through profit and loss
Debt securities:
UK government	–	–	2,794
US treasury and other US government agencies and corporations	–	–	100
Other public sector securities	–	–	417
Bank and building society certificates of deposit	15	15	841
Other issuers:
Mortgage-backed securities	4,093	3,006	–
Other asset-backed securities	1,460	–	343
Other	514	302	8,387
Ordinary shares and similar securities	–	–	11,670

	6,082	3,323	24,552

Total	36,447	35,910	57,658

The following table sets forth the book and market values of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Abbey’s shareholders’ funds at 31 December 2007 as set out in the Consolidated Balance Sheet on page 64.

£m

Barclays Bank plc	2,538
Royal Bank of Scotland Group plc	2,179
HBOS plc	1,792
Celtic Residential Irish Mortgages Securitisation No. 13 Ltd	1,394
Hippototta No.3 plc	1,360
Her Majesty’s Government	1,187
Hippototta No.2 plc	1,100
HSBC Holdings plc	886
Government of Germany	754
Bank of Ireland	609
Credit Agricole SA	588
Societe Generale SA	502
Nationwide Building Society	493
Kingdom of Spain	464
Republic of Austria	464
Banco Bilbao Vizcaya Argentaria SA	448
Republic of Italy	435
ING Groep NV	401
Santander Hipotecario 1 A (SHIPO)	359
Fondo de Titulizacion Hipotecaria Banesto	353
Fortis Bank NV/SA	337

Business and Financial Review
Balance Sheet Business Review continued
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
Floating rate notes
Floating rate notes have simple risk profiles and are either managed within the overall position for the relevant book, or are hedged into one of the main currencies.
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

	2007	2006	2005	2004
	£m	£m	£m	£m

UK	12,066	11,943	8,060	11,081
Non-UK	222	93	1,036	670

	12,288	12,036	9,096	11,751

The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

2003
£m

UK	6,219
Non-UK	936

7,155

The following table sets forth loans and advances to banks by maturity at 31 December 2007.

				In more than
			In more than	one year but
		In not more	three months	not more	In more
	On	than three	but not more	than five	than five
	demand	months	than one year	years	years	Total
	£m	£m	£m	£m	£m	£m

UK	740	8,982	1,317	–	1,027	12,066
Non-UK	62	160	–	–	–	222

	802	9,142	1,317	–	1,027	12,288

Business and Financial Review
Balance Sheet Business Review continued
The following table sets forth loans and advances to banks by interest rate sensitivity at 31 December 2007.

	Fixed rate	Variable rate	Total
	£m	£m	£m

Interest-bearing loans and advances to banks(1):
UK	1,735	9,201	10,936
Non-UK	43	179	222

	1,778	9,380	11,158

(1)	Excludes non interest-bearing accounts
Loans and advances to customers
Abbey provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and a limited number of lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the Global Banking & Markets short-term markets business. The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. The balances below include loans and advances to customers that are classified in the balance sheet as trading assets.

	2007	2006	2005	2004
	£m	£m	£m	£m

UK
Advances secured on residential properties	110,857	102,096	94,330	91,164
Purchase and resale agreements	3,711	5,427	4,789	4,520
Other secured advances	2,960	2,305	1,882	1,793
Corporate advances	1,302	666	334	1,030
Unsecured personal advances	3,263	4,104	3,845	3,517
Finance lease debtors	–	1	3	1,108

	122,093	114,599	105,183	103,132

Non-UK
Advances secured on residential properties	13	19	26	14
Purchase and resale agreements	13,544	14,375	13,152	6,737
Other secured advances	2	–	–	–
Unsecured personal advances	2	35	31	–

	13,561	14,429	13,209	6,751

Total	135,654	129,028	118,392	109,883

The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

2003
£m

UK
Advances secured on residential properties	73,481
Purchase and resale agreements	2,958
Other secured advances	2,938
Corporate advances	3,762
Unsecured personal advances	3,228
Finance lease debtors	2,558

88,925

Non-UK
Advances secured on residential properties	1,745
Purchase and resale agreements	6,414
Other secured advances	33
Unsecured personal advances	145
Finance lease debtors	15

8,352

Total	97,277

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate advances in the UK, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK and US, accounts for more than 5% of total loans and advances.
         The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2007. In the maturity analysis, overdrafts are included in the “on-demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early. Abbey’s mortgage loans currently have an average life of six years depending on, among other factors, housing market conditions.

Business and Financial Review
Balance Sheet Business Review continued

				In more than
			In more than	one year but
		In not more	three months	not more	In more
	On	than three	but not more	than five	than five
	demand	months	than one year	years	years	Total
	£m	£m	£m	£m	£m	£m

UK
Advances secured on residential properties	3	2,920	1,909	11,517	94,508	110,857
Purchase and resale agreements	2,838	873	–	–	–	3,711
Other secured advances	1	11	36	77	2,835	2,960
Corporate advances	76	1,037	19	37	133	1,302
Unsecured personal advances	249	233	276	1,591	914	3,263

Total UK	3,167	5,074	2,240	13,222	98,390	122,093

Non-UK
Advances secured on residential properties	–	–	–	1	12	13
Purchase and resale agreements	–	13,544	–	–	–	13,544
Other secured advances	–	–	–	–	2	2
Unsecured personal advances	2	–	–	–	–	2

Total non-UK	2	13,544	–	1	14	13,561

Total	3,169	18,618	2,240	13,223	98,404	135,654

The interest rate sensitivity table below analyses loans between fixed rate and variable rate as at 31 December 2007.

	Fixed rate	Variable rate	Total
	£m	£m	£m

UK	58,907	63,186	122,093
Non-UK	2	13,559	13,561

	58,909	76,745	135,654

Abbey’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.
Provisions on loans and advances to customers
Details of Abbey’s provisioning policy, as well as an analysis of end-of-year provisions on loans and advances to customers, movements in provisions for bad and doubtful debts, and Group non-performing loans and advances are set out in the Risk Management Report on page 39.
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

	2007	2006	2005	2004
	£m	£m	£m	£m

6 months to 12 months in arrears	163	155	172	105
12 months or more in arrears	30	27	26	15
Properties in possession	64	42	44	18

The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

2003
£m

6 months to 12 months in arrears	62
12 months or more in arrears	44
Properties in possession	7

Business and Financial Review
Balance Sheet Business Review continued
Potential credit risk elements in loans and advances
Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is derecognised. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £16m (2006: £15m, 2005: £18m).
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
Cross border outstandings exceeding 1% of total assets

					Commercial,
	As %		Banks and other	Governments	industrial and
	of total		financial	and official	other private
	assets	Total	institutions	institutions	sector entities
	%	£m	£m	£m	£m

At 31 December 2007:
United States	1.19	2,369	2,369	–	–

At 31 December 2006:
United States	1.25	2,395	2,395	–	–

At 31 December 2005:
United States	1.55	3,200	3,200	–	–

Cross border outstandings between 0.75% and 1% of total assets
At 31 December 2007, 2006 and 2005, Abbey had no cross border outstandings between 0.75% and 1% of total assets.
Tangible fixed assets

	2007	2006	2005
	£m	£m	£m

Capital expenditure incurred during the year	407	230	329

Capital expenditure during each of the years ended 31 December 2007, 2006 and 2005 was principally incurred by Retail Banking (mostly consisting of computer infrastructure, computer software and furniture and fittings for branches) and by Corporate Banking (consisting of operating lease assets). Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Notes 23 and 24 to the Consolidated Financial Statements.
         Abbey had 897 unique property interests at 31 December 2007 consisting of three freehold leases and 894 operating lease interests, occupying a total floor space of 417,583 square metres. The number of unique property interests owned by Abbey is more than the number of individual properties as Abbey has more than one interest in some properties. The majority of Abbey’s property interests are retail branches. Included in the above total are 23 properties that were not occupied by Abbey as at 31 December 2007. Of Abbey’s individual properties, 762 are located in the UK and six in Europe. There are no material environmental issues associated with the use of the above properties.
         Abbey has four principal sites consisting of Abbey’s headquarters and Treasury operations; the banking back office and Human Resources functions; Wealth Management and the telephone distribution operations; and Credit Cards, Debt Management, Finance, Compliance and Marketing. These properties are held under operating leases. The registered office of Abbey is located at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN.
         Management believes its existing properties and those under construction, in conjunction with the operating lease arrangements in place with Mapeley Columbus Limited, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.
Deposits
The following tables set forth the average balances of deposits by location for each of the three years ended 31 December 2007.

	Average: year ended 31 December
	2007	2006	2005
	£m	£m	£m

Deposits by banks
UK	34,120	29,713	26,084
Non-UK	2,454	1,981	677

	36,574	31,694	26,761

Deposits by customers (all interest bearing)
UK	64,676	62,452	63,999
Non-UK	3,401	4,226	6,080

	68,077	66,678	70,079

Business and Financial Review
Balance Sheet Business Review continued
Deposits by customers
The following tables set forth the average balances of deposits by customers by type.

	Average: year ended 31 December
	2007	2006	2005
	£m	£m	£m

UK
Retail demand deposits	56,563	54,529	52,083
Retail time deposits	6,033	6,089	9,076
Wholesale deposits	2,080	1,834	2,840

	64,676	62,452	63,999

Non-UK
Retail demand deposits	1,811	1,490	1,092
Retail time deposits	1,532	1,144	4,875
Wholesale deposits	58	1,592	113

	3,401	4,226	6,080

	68,077	66,678	70,079

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
Short-term borrowings
The following tables set forth certain information regarding short-term borrowings (composed of deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended 31 December 2007. While deposits by banks are reported in the “Deposits” section above, they are also shown under “Short-term borrowings” because of their importance as a source of funding to Abbey.
Deposits by banks(1)

	2007	2006	2005
	£m	£m	£m

Year-end balance (2)	27,555	36,755	27,478
Average balance(3)	36,574	31,694	26,761
Maximum balance	48,278	37,485	35,872

(1)	Abbey policy is to mark-to-market the majority of its deposits by banks balances including interest. Mark to market movements are recorded in net trading income rather than net interest income. As a result, it has not been possible to calculate either an average interest rate during the year or a year-end interest rate.

(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £786m (2006: £363m, 2005: £248m).

(3)	Average balances are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.
The balances above also include deposits by banks that are classified in the balance sheet as trading liabilities. At 31 December 2007, deposits by foreign banks amounted to £7,922m (2006: £15,040m, 2005: £9,281m).
Commercial paper(1)

	2007	2006	2005
	£m	£m	£m

Year-end balance	7,283	6,705	6,009
Average balance(2)	6,610	6,344	2,891
Maximum balance	8,784	7,308	6,009

(1)	Abbey policy is to mark-to-market the majority of its commercial paper balances including interest. Mark to market movements are recorded in net trading income rather than net interest income. As a result, it has not been possible to calculate either an average interest rate during the year or a year-end interest rate.

(2)	Average balances are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.

Business and Financial Review
Balance Sheet Business Review continued
Abbey issues commercial paper generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLP.
Negotiable certificates of deposit(1)

	2007	2006	2005
	£m	£m	£m

Year-end balance	11,326	10,832	5,282
Average balance (2)	13,037	7,644	5,727
Maximum balance	14,821	10,832	6,670

(1)	Abbey policy is to mark-to-market the majority of its deposits by banks balances including interest. Mark to market movements are recorded in net trading income rather than net interest income. As a result, it has not been possible to calculate either an average interest rate during the year or a year-end interest rate.

(2)	Average balances are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.
Certificates of deposit and certain time deposits
The following table sets forth the maturities of Abbey’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2007. A proportion of Abbey’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2007. Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See “Short-term borrowings” above for information on amounts of claims under issues of commercial paper.

		In more than three	In more than six
	Not more than	months but not more	months but not more	In more than
	three months	than six months	than one year	one year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:
UK	4,935	708	321	48	6,012
Non-UK	2,838	256	2,220	–	5,314
Wholesale time deposits:
UK	2,433	247	44	792	3,516
Non-UK	–	–	–	–	–

	10,206	1,211	2,585	840	14,842

At 31 December 2007, an additional £1,819m (2006: £2,367m) of wholesale deposits were repayable on demand.
Capital management and resources
Capital management and capital allocation
Abbey adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. Details of Abbey’s objectives, policies and processes for managing capital, including the group capital table, can be found in Note 47 to the Consolidated Financial Statements.
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

	2007	2006
	£m	£m

Banking book	62,769	56,853
Trading book	5,793	6,089

Total risk-weighted assets	68,562	62,942

Capital ratios:

Risk asset ratio (%)	11.4	12.6
Tier 1 ratio (%)	7.3	8.0
Equity Tier 1 ratio (%)	5.4	5.6

Capital ratios reflect the inclusion of audited profits for the years ended 31 December 2007 and 31 December 2006 respectively.
Risk-weighted assets (RWAs)
In 2007, risk-weighted assets increased by £5.6bn. This was principally the result of secured and unsecured loan growth, purchase of mortgage and other asset backed securities and guarantees given to third parties, offset by two mortgage asset securitisation transactions in the first half of the year.
Basel II
Details of the revised capital adequacy regime are set out in Note 47 to the Consolidated Financial Statements.

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
Further information regarding off-balance sheet arrangements can be found in the Risk Management Report – Impact of the Current Credit Environment on page 46. See Note 37 to the Consolidated Financial Statements for additional information regarding Abbey’s guarantees, commitments and contingencies. In the ordinary course of business, Abbey also enters into securitisation transactions as described in Note 18 to the Consolidated Financial Statements. The Holmes securitisation vehicles are consolidated. The mortgage assets continue to be administered by Abbey. The Holmes securitisation vehicles provide Abbey with an important source of long-term funding and also a regulatory capital benefit.
Liquidity disclosures
Liquidity risk is the potential that, although remaining in operation, Abbey does not have sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.
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
Analysis of cash flow movements

	2007	2006	2005
	£m	£m	£m

Net cash (outflow) from operating activities	(10,813)	(13,086)	(7,255)
Net cash (outflow)/inflow from investing activities	(196)	12	2,034
Net cash inflow from financing activities	4,776	1,758	1,426

Decrease in cash and cash equivalents	(6,233)	(11,316)	(3,795)

2007 compared to 2006
Net cash movements increased by £5,083m to a net cash outflow of £6,233m in 2007 as compared with a net cash outflow of £11,316m in 2006. The increase was primarily due to an increase in cash equivalents of £6,958m, driven by a decrease in trading debt securities, trading loans and advances to customers and trading loans and advances to banks with a maturity of less than three months. The movements are due to Cater Allen International Limited trading activity, which can fluctuate depending on its short term trading strategy.
         Net cash flows from investing activities declined compared to 2006 due to additional cash outflows on the purchase of tangible fixed assets in relation to the Partenon project and construction of operating lease assets.
         Net cash flows from financing activities increased compared to 2006 due to new issuances of mortgage-backed securities under Abbey’s securitisation programme. The effect was partially offset by redemption of securities issued by the securitisation vehicles. For further information on Abbey’s securitisation programme, see Note 18 to the Consolidated Financial Statements.
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

Business and Financial Review
Balance Sheet Business Review continued
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

Programme	Outstanding at 31 December 2007	Markets issued in

$15bn medium-term notes	$14.5bn	Europe
$4bn commercial paper	$2.4bn	Europe
$20bn commercial paper	$12.2bn	United States
Euro 2bn structured notes programme	Euro 0.3bn	Europe
Euro 12bn covered bond programme	Euro 3.5bn	Europe
Euro 12bn covered bond programme	£0.6bn	Europe

For further information on sources of liquidity, including developments during the year, see Risk Management Report – Liquidity Risk on page 47 and Risk Management Report – Impact of the Current Credit Environment on page 46.
Uses of liquidity
The principal uses of liquidity for Abbey are the funding of Retail Banking lending and investment securities, payment of interest expense, dividends paid to shareholders, and the repayment of debt. Abbey’s ability to pay dividends depends on a number of factors, including Abbey’s regulatory capital requirements, distributable reserves and financial performance.
Contractual obligations
The amounts and maturities of contractual obligations in respect of guarantees are described in Note 37 to the Consolidated Financial Statements. Other contractual obligations are:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
	£m	£m	£m	£m	£m

Deposits by banks	27,555	27,555	–	–	–
Deposits by customers	90,148	86,073	1,631	1,262	1,182
Debt securities in issue	55,784	24,226	4,338	1,178	26,042
Other borrowed funds	1,419	–	–	–	1,419
Subordinated liabilities	4,732	–	393	378	3,961
Retirement benefit obligations	979	26	53	52	848
Operating lease obligations	1,138	101	197	199	641
Purchase obligations	62	62	–	–	–

Total	181,817	138,043	6,612	3,069	34,093

The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 27 and 28 of the Consolidated Financial Statements. Based on previous experience, it is Abbey’s expectation that the undated subordinated liabilities will continue to be outstanding for the foreseeable future. Abbey has entered into significant outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations. Under current conditions, Abbey’s working capital is expected to be sufficient for its present requirements and to pursue its planned business strategies.

Business and Financial Review
Balance Sheet Business Review continued
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
Changes in net interest income – volume and rate analysis
The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the Group, including the Sold Life Businesses, for the years ended 31 December 2007, 2006 and 2005. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2007/2006			2006/2005
		Changes due to			Changes due to
	Total	Increase / (decrease):		Total	Increase / (decrease):
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest income
Loans and advances to banks
UK	69	85	(16)	(13)	(59)	46
Non-UK	(1)	(1)	–	(2)	(1)	(1)
Loans and advances to customers
UK	1,280	390	890	255	183	72
Non-UK	(2)	(1)	(1)

Total interest income
UK	1,349	475	874	242	124	118
Non-UK	(3)	(2)	(1)	(2)	(1)	(1)

	1,346	473	873	240	123	117

Interest expense
Deposits by banks
UK	105	157	(52)	52	34	18
Deposits by customers – retail demand deposits
UK	429	72	357	140	85	55
Non-UK	58	8	50	14	9	5
Deposits by customers – retail time deposits
UK	(2)	(3)	1	(14)	(117)	103
Non-UK	(2)	22	(24)	(146)	(161)	15
Deposits by customers – wholesale deposits
UK	(7)	10	(17)	(47)	(44)	(3)
Non-UK	(63)	(64)	1	66	–	66
Bonds and medium-term notes
UK	668	285	383	(160)	(107)	(53)
Non-UK	15	(13)	28	262	–	262
Dated and undated loan capital and other subordinated liabilities
UK	(60)	(21)	(39)	(16)	(87)	71
Non-UK	(1)	(8)	7	11	3	8
Other interest-bearing liabilities UK	(3)	(10)	7	(5)	(5)	–

Total interest expense
UK	1,130	490	640	(50)	(241)	191
Non-UK	7	(55)	62	207	(149)	356

	1,137	435	702	157	(390)	547

Net interest income	209	38	171	83	513	(430)

Business and Financial Review
Balance Sheet Business Review continued
Average balance sheet (1, 2)

	2007			2006			2005
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks
UK	3,731	226	6.06	2,416	157	6.50	3,694	170	4.60
Non-UK	30	1	3.99	53	2	3.77	76	4	5.25
Loans and advances to customers(3)
UK	107,709	6,815	6.33	100,627	5,536	5.50	97,251	5,281	5.43
Non-UK	22	1	4.55	51	2	3.92	49	2	4.06
Debt securities
UK	8	–	7.60	1	–	0.00	–	–	–

Total average interest-earning assets, interest income – banking	111,500	7,043	6.32	103,148	5,697	5.52	101,070	5,457	5.40

Provision for loan losses	(458)	–	–	(431)	–	–	(410)	–	–
Trading business	68,612	–	–	60,780	–	–	53,154	–	–
Assets designated at fair value through profit and loss	9,152	–	–	18,336	–	–	27,612	–	–
Non-interest-earning assets:
Other	15,162	–	–	17,815	–	–	19,146	–	–

Total average assets	203,968			199,648			200,572

Non-UK assets as a % of total	0.03%			0.05%			0.06%

Liabilities
Deposits by banks
UK	(5,169)	(199)	3.85	(1,938)	(94)	4.85	(1,070)	(42)	3.93
Deposits by customers: retail demand(4)
UK	(56,563)	(2,359)	4.17	(54,529)	(1,930)	3.54	(52,083)	(1,790)	3.49
Non-UK	(1,811)	(97)	5.36	(1,490)	(39)	2.62	(1,092)	(25)	2.29
Deposits by customers: retail time(4)
UK	(6,033)	(339)	5.62	(6,089)	(341)	5.60	(9,076)	(355)	3.91
Non-UK	(1,532)	(62)	4.05	(1,144)	(64)	5.59	(4,875)	(210)	4.31
Deposits by customers: wholesale(4)
UK	(2,080)	(71)	3.41	(1,834)	(78)	4.25	(2,840)	(125)	4.40
Non-UK	(58)	(3)	5.17	(1,592)	(66)	4.15	(113)	–	–
Bonds and medium-term notes
UK	(27,776)	(1,675)	6.03	(21,649)	(1,007)	4.65	(23,847)	(1,167)	4.89
Non-UK	(5,293)	(277)	5.23	(5,579)	(262)	4.70	–	–	–
Dated and undated loan capital and other subordinated liabilities
UK	(5,778)	(388)	6.72	(6,067)	(448)	7.38	(7,509)	(464)	6.18
Non-UK	(511)	(45)	8.81	(613)	(46)	7.50	(563)	(35)	6.21
Other interest-bearing liabilities UK	(825)	(29)	3.52	(1,179)	(32)	2.70	(1,359)	(37)	2.70

Total average interest-bearing liabilities, interest expense – banking	(113,429)	(5,544)	4.89	(103,703)	(4,407)	4.25	(104,427)	(4,250)	4.09

Trading business	(64,342)	–	–	(56,062)	–	–	(43,775)	–	–
Liabilities designated at fair value through profit and loss	(7,847)	–	–	(8,500)	–	–	(8,153)	–	–
Non-interest-bearing liabilities:
Other	(15,248)	–	–	(28,292)	–	–	(42,070)	–	–
Shareholders’ funds	(3,102)	–	–	(3,091)	–	–	(2,147)	–	–

Total average liabilities and shareholders’ funds	(203,968)			(199,648)			(200,572)

Non-UK liabilities as a % of total	4.51%			5.22%			3.31%

Interest income as a percentage of average interest-earning assets	–	–	6.32	–	–	5.52	–	–	5.40
Interest expense as a percentage of average interest-bearing liabilities	–	–	4.89	–	–	4.25	–	–	4.09
Interest spread			1.43	–	–	1.27	–	–	1.31
Net interest margin	–	–	1.34	–	–	1.25	–	–	1.19

(1)	Abbey National Treasury Services plc prepares averages using average daily balances. The rest of Abbey uses month end averages. These are representative of Abbey’s operations.

(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2007 was 98.30% (2006: 99.46%, 2005: 96.78%).

(3)	Loans and advances to customers includes non-performing loans. See “Analysis of end-of-year provisions on loans and advances to customers” in the Risk Management section elsewhere in this Annual Report.

(4)	Demand deposits, time deposits and wholesale deposits are defined under “Deposits” above.

Business and Financial Review
Risk Management
The Risk Management report contains audited financial information except principally for the discussion of Operational Risk on page 35 that, in accordance with the guidance in paragraph BC65 of IFRS 7, is unaudited.
Introduction
The management of risk is an integral part of all Abbey’s activities. Risk is defined as the uncertainty around Abbey’s ability to achieve its business objectives and execute its strategy effectively. Risk constitutes Abbey’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty including Credit Risk (Retail), Credit Risk (Wholesale), Market Risk, Operational Risk, Securitisation Risk, Interest Rate Risk in the Banking book, Concentration Risk, Liquidity Risk, Reputational Risk, Strategic Risk, Pension Risk, Pro-cyclicality Risk and Regulatory Risk. Risk measurement is used to capture the source of the uncertainty and the magnitude of its potential effect on the profitability and solvency of Abbey. Effective risk management and control is therefore of fundamental importance to Abbey’s long-term success.
         Understanding and controlling risk is a business imperative. Abbey’s Risk Framework ensures that risk is managed and controlled on behalf of shareholders, customers, depositors, employees and the firm’s regulators. Effective and efficient risk governance and oversight provide management with assurance that Abbey’s business activities will not be adversely impacted by risks that could have been reasonably foreseen. This in turn reduces the uncertainty of achieving Abbey’s strategic objectives.
         Authority for Risk Management flows from the Abbey National plc Board of Directors to the Chief Executive and from him to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.
The Risk Division at Santander reports to the President of the Comision Delegada de Riesgos (‘Delegated Risk Committee’ or ‘CDR’).
Risk Governance Framework
The diagram above shows the Risk Governance Framework in operation in respect of risk management and oversight. The main elements of risk governance are as follows:
First tier of risk governance - risk management is provided by the Abbey Board. It approves Abbey’s risk appetite in consultation with Santander as appropriate, approves the strategy for managing risk and is responsible for Abbey’s system of internal control. The Abbey Board is supported by the Chief Executive and Executive Management, who have primary responsibility for understanding and identifying the risks generated by their lines of business and establishing a framework for managing those risks within the approved risk appetite of Abbey. In addition this is the responsibility of the Divisional Heads and central functions.

Business and Financial Review
Risk Management continued
These functions provide technical support and advice to assist in the management and control of risk. Within this tier, there is a process for transaction review and approval within certain thresholds, discharged by the Credit Approval Committee. Transactions reviewed which exceed the threshold limits set are subject to prior review by Santander Risk before final approval by the Credit Approval Committee.
Risk Committee
This is a management committee, established under the authority of and chaired by the Chief Executive. The Risk Committee reviews risk issues, gives advice and recommendations to the Chief Executive, the Executive Committee (‘ExCo’) or other parties as appropriate as well as makes decisions on risk issues within its sphere of responsibility.
Second tier of risk governance – risk control is provided by the Abbey Board independently supported by the Risk Division. The role of the Chief Risk Officer (Retail & Corporate Banking), the Chief Risk Officer (Wholesale) (together the ‘Chief Risk Officers’) and Risk Division include development of risk measurement methodologies, risk approval, risk monitoring, risk reporting and escalation of risk issues in line with the relevant risk policy for all risks across all lines of Retail Banking, Global Banking & Markets, Corporate Banking and Wealth Management business.
         Dedicated Business Risk Oversight Fora (ROF’s) advise and support the Chief Risk Officers in fulfilling their risk control responsibilities and help to ensure that risks are suitably understood, managed and controlled.
         The Risk Division provides independent challenge to all business areas in respect of risk management and compliance with policies and advises the business when they are approaching the limits of Abbey’s risk appetite.
         The Abbey Board, as supported by the Risk Division, is responsible for ensuring compliance with Group policies and limits imposed by Santander including:

>	Group-wide risk policies;
>	Group-wide risk limits/parameters;
>	Approval processes relating to transactions that exceed local risk limits;
>	The systematic review of exposures to large clients, sectors, geographical areas and different risk types; and
>	Reporting to Santander
Third tier of risk governance – risk assurance provides independent objective assurance on the effectiveness of the management and control of risk across all of Abbey. This is provided through the Non-Executive Directors, Internal Audit function and the Audit and Risk Committee.
Non-Executive Directors
The Non-Executive Directors are members of the Abbey Board who have a particular responsibility for constructively challenging and contributing to the development of strategy, scrutinising the performance of management in meeting agreed goals and objectives and monitoring reporting performance, and assuring themselves that the financial controls and systems of risk management are robust and defensible.
Internal Audit
The Internal Audit function supports the Audit and Risk Committee by providing independent and objective opinions on the effectiveness and integrity of the Group’s risk governance arrangements. It does this via a systematic programme of risk-based audits of the controls established and operated by the “first tier” risk management functions and those exercised by the “second tier” risk control functions.
         The audit opinions and underlying rationale of findings and recommendations form the basis upon which the Audit and Risk Committee can take reasonable (but not absolute) assurance that the risk governance arrangements are fit for purpose and working properly. The Audit and Risk Committee also receive reports from management, the risk control functions and the external auditors to help them to discharge their risk governance oversight responsibilities.
Audit and Risk Committee
The Audit and Risk Committee is made up of Non-Executive Directors, and is a committee of the Abbey Board. The Committee has responsibility for:

>	The oversight of the risk governance framework;
>	Review of the effectiveness of the Company’s internal and external audit process;
>	Review of control policies and procedures including regulatory compliance and financial reporting;
>	The identification, assessment and reporting of risks; and
>	The risk governance structure and associated compliance with risk control policies and procedures.
Financial Instruments
By its nature the Group’s activities are principally related to the use of financial instruments including derivatives. The Group aims to lend monies predominately to retail borrowers at higher interest rates than fixed and floating rates paid for various periods on deposits from customers.

Business and Financial Review
Risk Management continued
The Group uses financial instruments to manage the structural balance sheet exposures that arise from its banking activities, in accordance with Risk policies and the Asset and Liability Management Committee’s direction. The Group also trades in financial instruments where it takes positions in traded and over the counter instruments, including derivatives, to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates.
Basel II
In 2004, the Basel Committee on Banking Supervision issued a revised capital adequacy framework for assessing the capital required to cover all of a financial institution’s business risks, which were incorporated into European Community Law via the Capital Requirements Directive in 2005. Abbey adopted this revised capital adequacy framework on a gradual basis from 1 January 2007 to 1 January 2008. Further information can be found in the Supervision and Regulation section on page 59 and in Note 47 to the Consolidated Financial Statements.
Risk Management
Operational Risk (unaudited)
Operational risk is the risk of loss to Abbey, resulting from inadequate or failed internal processes, people and systems, or from external events. Such risks can materialise as frauds, process failures, system downtime or damage to assets due to fire, floods etc. When such risks materialise they have not only immediate financial consequences for the Group but also an effect on its business objectives, customer service, regulatory responsibilities and reputation. Operational risk exposures arise across the Group’s business divisions and operating segments, and are managed on a consistent basis.
Managing operational risk (unaudited)
Abbey undertakes extensive activity to minimise the impacts operational risks may have on business areas. In the UK, an independent central operational risk function has responsibility for establishing the framework within which these risks are managed and is aligned to operational risk experts within business areas to ensure consistent approaches are applied across Abbey. The primary purpose of the framework, which is approved by the Risk Committee, is to define and articulate the Abbey-wide policy, processes, roles and responsibilities. The framework incorporates industry practice and regulatory requirements, particularly those emanating from the Basel Committee, European Union Directives and the Financial Services Authority.
         The day-to-day management of operational risk is the responsibility of business managers who identify, assess and monitor the risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to Risk Fora, the Risk Committee and Board.
Key operational risk activity in 2007 risk (unaudited)
During 2007, the Group has continued to respond to the developing operational risk environment with coordinated responses.
         Following many high profile customer data security lapses experienced by other organisations in the UK, Abbey has taken proactive steps to minimise similar risks. A corporate information security programme has been established which involves the strengthening of controls for the management of sensitive data and includes the implementation of encryption standards across the Group.
         In line with the Financial Services Authority’s guidance and industry practice, the Group has crisis management and disaster recovery arrangements to ensure that critical business processes are maintained in the event of an unforeseen interruption. Insurance policies are also purchased to provide cover for a range of potential operational risk losses. In response to the increased threats of terrorism, flooding, and pandemic disasters, contingency strategies continue to be refined and key progress has included the development of dispersed contingency sites and automated system switch over facilities.
         The Group continues to strengthen its point of sale compliance and control procedures to minimise risk and ensure favourable customer experiences. To this end, work is progressing with one of the largest IT implementations seen in the UK with the introduction of new automated systems which are already successfully operating in Santander.
         The increased use of data analytics and modelling for fraud prevention continues to have an impact in reducing our exposure to third party fraud activity.
The other financial risks affecting the Group are addressed in the sections below. Risks are generally managed within the business division – or operating segment – in which they are originated, through tailored management policies. These risk exposures, measurement information and management policies are presented below by operating segment, being Retail Banking, Group Infrastructure, Corporate Banking, Global Banking & Markets, and Wealth Management. Abbey-wide risks, which do not originate in any single operating segment, apart from operational risk, which is discussed above, are described separately at the end of this Risk Management section. The risk exposure and management information relating to the holding company, Abbey National plc, principally arise in the Retail Banking division. The other operating segments principally operate in subsidiaries. In total the operating segments present the risk exposure and management policies of the Group.
Significant concentrations of credit risk
During 2007, Abbey’s most significant exposures to credit risk derive from the residential mortgage portfolio and unsecured personal lending businesses in Retail Banking, Global Banking & Markets and Corporate Banking. The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK. This is a prime portfolio with total exposure of £105bn at 31 December 2007.

Business and Financial Review
Risk Management continued
The Unsecured Personal Loan portfolio comprises unsecured loans to private individuals issued in the UK. Total exposure stood at £2.7bn at 31 December 2007. Although Global Banking & Markets’ operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographic area. At 31 December 2007, 40% of Global Banking & Markets’ credit exposures were to counterparties from the United States, and 27% were to counterparties from the UK. 2% of Global Banking & Markets’ exposures were to countries that are not members of the Organisation for Economic Co-operation and Development (‘OECD’). The remaining exposures were mainly to European counterparties. Geographical exposures are governed by country limits set according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its Gross Domestic Product and Abbey’s capital base.
Maximum exposure to credit risk
The following table presents the amount that best represents the Group’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2007	2006
	£m	£m

Trading assets	32,378	35,751
Purchase and resale agreements	24,049	26,563
Derivatives	9,951	8,336
Financial assets designated at fair value	11,783	8,713
Loans and advances to customers	112,147	103,146
Other	6,762	6,856

Third party exposures(1)	197,070	189,365

(1)	In addition the Group is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 37 to the Consolidated Financial Statements on page 111.
In managing the gross exposures, the Group uses the policies and processes described in the credit risk sections below. Collateral is also held in the form of security over the mortgaged property.
Market risk
Market risk is the potential for loss of income or decrease in the value of net assets caused by movements in the levels and prices of financial instruments including interest rate and foreign currency risks.
         Abbey accepts that market risk arises from its full range of activities. Abbey actively manages and controls market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Risk Officer, Wholesale on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risk limits and mandates are established within the context of the Market Risk Manual. Executive directors are responsible for ensuring that they have sufficient expertise to manage the risks originated and retained with their business divisions. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Chief Risk Officer, Wholesale ensures that risk-taking and risk control occur within the framework prescribed by the Manual. The Risk function also provides oversight of all risk- taking activities through a rigorous process of regular reviews.
         Abbey ensures that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the Board also receives reporting of all significant market risk exposures on a monthly basis where actual exposure levels are measured against limits. Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, Abbey uses a range of complementary measures, covering both value and income as appropriate.
Risk Management in Retail Banking and Group Infrastructure
Credit risk
Credit risk is the risk that counterparties will not meet their financial obligations which may result in Abbey losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in Abbey’s loan and investment assets, and in derivative contracts.
Managing credit risk
This includes residential mortgages and secured lending, personal and business banking.
Residential Mortgages and secured lending
Abbey lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage assets are reviewed regularly to ensure they perform as expected. Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same high standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, loan-to-value ratio, borrower status and the mortgage credit score. A responsible approach to lending is taken to ensure borrowers do not borrow more than they can afford.

Business and Financial Review
Risk Management continued
The majority of loans provided by Abbey are secured on UK properties. All properties must be permanent in construction; mobile homes are not generally acceptable. Abbey can provide a mortgage for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.
         Prior to granting any first mortgage loan on a property, Abbey has the property valued by an approved and qualified surveyor, who may be an Abbey employee. The valuation is based on set Abbey guidelines. Normally, in the case of additional lending, when the total loan remains below 90% loan-to-value, the original property value is subject to indexation and no further survey is carried out. If the loan exceeds 90% loan-to-value, a revaluation is carried out by a qualified surveyor. In low risk re-mortgage cases where a reputable automated valuation is available and offers high confidence of an accurate valuation, this may substitute for a surveyor’s valuation.
         Progressively stricter lending criteria are applied to mortgages above a loan-to-value of 75%. Only 3% of new secured loan advances in 2007 were made with a loan-to-value of more than 90%. Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced and costs of liquidation. These loans generally attract higher margins as a result.

Mortgage credit quality	2007	2006	2005

Loan-to-value analysis:
New business
> 90%	3%	4%	4%
75% – 90%	45%	33%	29%
< 75%	52%	63%	67%
Average (at inception)	64%	61%	60%
Average loan-to-value of stock (indexed)	46%	44%	45%
New business profile:
First-time buyers	13%	11%	14%
Home movers	37%	38%	37%
Remortgagers	50%	51%	49%
Average earnings multiple	3.0	2.9	2.9

There has been no significant deterioration of credit quality over the year, with most credit quality indicators remaining similar to or better than those reported in 2006. In particular:

>	The average loan-to-value of new business has increased slightly during 2007 to 64%.
>	The average loan-to-value of existing business remained broadly level in 2007 at 46%.
>	The proportion of new business written with a high loan-to-value (greater than 90%) has remained low.
Mortgage indemnity guarantee insurance and high loan-to-value fee
Mortgage indemnity guarantee (‘MIG’) insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance that exceeds a certain loan-to-value ratio. Until and including 31 December 2001, Abbey required MIG policies for all mortgages that exceeded a loan-to-value ratio of 75%. Cover on all such policies was commuted effective from 14 October 2005. Risk arising from the commutation of these policies is borne by Abbey. In the Consolidated Financial Statements, fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to “Net Interest Income” in the Income Statement using the effective interest rate method. Abbey continues to charge customers high loan-to-value fees, which are credited to the Income Statement over the anticipated life of the loans.
Mortgage arrears and repossessions
Collections & Recoveries Department is responsible for all debt management initiatives on the secured portfolio for Retail Banking. Debt management strategies, which include negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.
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
         The following tables set forth information on UK residential mortgage arrears, and properties in possession, at 31 December 2007, 2006 and 2005 for Abbey compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’), as well as and the carrying amount of assets obtained as collateral.

Abbey(1)(2)
Mortgage arrears	(Percentage of total mortgage loans by number)

31 to 60 days in arrears
31 December 2005	1.33
31 December 2006	1.19
31 December 2007	1.48

61 to 90 days in arrears
31 December 2005	0.51
31 December 2006	0.50
31 December 2007	0.59

Business and Financial Review
Risk Management continued

		CML(2)
	Abbey	(unaudited)
	(Percentage of total mortgage loans by number)

3 to 5 months in arrears
31 December 2005	0.45	0.61
31 December 2006	0.42	0.57
31 December 2007	0.49	0.62

6 to 11 months in arrears
31 December 2005	0.20	0.34
31 December 2006	0.17	0.31
31 December 2007	0.17	0.35

12 months or more in arrears
31 December 2005	0.03	0.13
31 December 2006	0.03	0.14
31 December 2007	0.03	0.13

(1)	Abbey data is not readily available for arrears less than 31 days

(2)	Council of Mortgage Lenders data is not available for arrears less than 3 months

		CML
	Abbey	(unaudited)
Properties in possession	(Percentage of total mortgage loans by number)

31 December 2005	0.04	0.05
31 December 2006	0.04	0.08
31 December 2007	0.05	0.10

Carrying amount of assets obtained as collateral	£m

31 December 2005	44
31 December 2006	43
31 December 2007	64

Abbey’s non-performing loans as a proportion of total loans increased from 0.64% in 2006 to 0.66% at 31 December 2007.
Restructured loans
Loans have been restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for a period of five months. The value of capitalised arrears on loans that would have been impaired if the terms had not been renegotiated at 31 December 2007 were £12m.
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
cahoot. The processes used to manage credit risks are similar to those in the rest of Retail Banking. cahoot’s unsecured loan products ceased opening new loan accounts in the fourth quarter of 2006.
Personal Financial Services banking and unsecured personal loan arrears

	2007	2006	2005
	£m	£m	£m

Total banking and unsecured personal loan arrears(1,2)	134	167	126
Total banking and unsecured personal loan asset	3,119	3,936	3,749
Banking and unsecured personal loan arrears as a % of asset	4.30%	4.25%	3.40%

(1)	Banking arrears are defined as customers whose borrowings exceed their overdraft by over £100.

(2)	Unsecured personal loan and credit card arrears are defined as the balances of accounts that are three or more months in arrears (> 4 instalments).
Abbey Business
Business Banking provides a limited range of products to assist with the finance requirements of small businesses including overdrafts. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of probability of default and loss given default data, and the use of credit scoring. Business Banking operates within policies and authority levels approved by the Chief Risk Officer, Retail. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks. Commercial Property Finance provides mortgages to borrowers on a range of mainly non-residential property. Agreed credit assessment criteria include serviceability ratios, loan-to-value ratios, and quality of tenants, with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the risk operation.

Business and Financial Review
Risk Management continued
The strategic plan to extend the customer proposition into the SME market is being supported by a dedicated workstream to build the robust and effective risk framework required to manage all risks within this market and throughout the risk cycle. The development of the risk framework is overseen by the Chief Risk Officer.
Provisions on loans and advances to customers
The charge for provisions on loans and advances to customers adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans. A proportion of Abbey’s provisions on loans and advances to customers relate to loans and advances secured either by a first charge on residential property in the UK, or by other appropriate security depending on the nature of the loan. Abbey’s provisioning policy is as follows. Further information is set out in the Accounting Policies in the Consolidated Financial Statements:

>	Observed provision – an observed provision is established for all past due loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise. These techniques estimate the propensity of loans to go to write off and as a separate exercise, the loss incurred on written off debt is monitored. For advances secured on residential property the propensity of loans to reach repossession is determined, with repossessed properties assessed on an individual basis through the use of external valuation, anticipated disposal costs and the current exposure.
>	Incurred but not yet observed provision – an incurred but not yet observed provision is made against loans, which have not missed a payment but are known from past experience to have deteriorated since the initial decision to lend was made. Based on historical evidence, the number of accounts likely to default in the future as a result of events present at the balance sheet date are identified through use of statistical techniques. From 1 January 2005, these statistical techniques were expanded and enhanced. In particular, further detailed examination is now performed on the losses that emerge over a defined period of time after the reporting date called the emergence period. This period is determined to ensure that only those accounts which have credit deterioration at the reporting date are captured and excludes accounts which will suffer credit deterioration after the reporting period. The emergence period is three months for unsecured lending and twelve months for secured lending. The provision methodology outlined for observed provisions is then applied to accounts identified as impaired in the performing portfolios.
>	Amounts written off – Unsecured loans are written off when all internal avenues of collecting the debt have failed and the debt is passed onto external collection agencies. On secured loans, the write off takes place on ultimate realisation of collateral value, or from claiming on any mortgage indemnity guarantee or other insurance. All write offs are on a case by case basis, taking account of the exposure at the date of write off, after accounting for the value from any collateral or insurance held against the loan. The write-off policy is regularly reviewed.
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
Analysis of provisions on loans and advances to customers

	2007	2006	2005	2004
	£m	£m	£m	£m

Observed provision
Advances secured on residential properties – UK	73	45	21	9
Other secured advances – UK	34	75	126	148
Unsecured personal advances – UK	249	242	158	133
Corporate advances – UK	–	–	–	67

Total observed provisions	356	362	305	357

Incurred but not yet observed provision
Advances secured on residential properties – UK	102	60	35	58
Other secured advances – UK	8	3	–	3
Unsecured personal advances – UK	85	111	54	35
Corporate advances – UK	–	–	–	14

Total incurred but not yet observed provisions	195	174	89	110

Total provisions	551	536	394	467

Business and Financial Review
Risk Management continued
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.
(The following table is unaudited).

2003
£m

Specific
Advances secured on residential properties – UK	8
Other secured advances – UK	36
Unsecured personal advances – UK	171
Corporate advances – UK	161
Advances secured on residential properties – non-UK	17
Other secured advances – non-UK	26
Unsecured personal advances – non-UK	4

Total specific provisions	423

General
Advances secured on residential properties – UK	165
Other secured advances – UK	58
Unsecured personal advances – UK	32
Corporate advances – UK	173
Advances secured on residential properties – non-UK	12
Other secured advances – non-UK	2

Total general provisions	442

Total provisions	865

Movements in provisions for impairment losses on loans and advances

	2007	2006	2005	2004
	£m	£m	£m	£m

Provisions at 31 December	536	394	467	–
IFRS reclassifications	–	–	(40)	–
Provisions at 1 January	536	394	427	865
Disposal of subsidiary undertakings	–	–	–	(70)

	536	394	427	795
Amounts written off
Advances secured on residential properties – UK	(9)	(11)	(5)	(2)
Other secured advances – UK	(25)	(27)	(36)	(39)
Unsecured personal advances – UK	(339)	(205)	(247)	(136)
Corporate advances – UK	–	–	–	(144)

	(373)	(243)	(288)	(321)
Advances secured on residential properties – non-UK	–	–	–	(2)
Other secured advances – non-UK	–	–	–	(2)

Total amounts written off	(373)	(243)	(288)	(325)

Observed provisions charged against profit
Advances secured on residential properties – UK	38	35	12	3
Other secured advances – UK	(17)	(25)	11	155
Unsecured personal advances – UK	346	289	221	98
Corporate advances – UK	–	–	–	71

	367	299	244	327

Advances secured on residential properties – non-UK	–	–	(3)	(1)
Unsecured personal advances – non-UK	–	–	–	1

Total observed provisions charged against profit	367	299	241	327

Incurred but not yet observed provisions charged against profit	21	86	14	(330)

Total provisions charged against profit (including discontinued operations)	388	385	255	(3)

Provisions at the end of the year	551	536	394	467

IFRS reclassifications related primarily to provisions on certain corporate loans in the Portfolio Business Unit segment.
Recoveries

	2007	2006	2005	2004
	£m	£m	£m	£m

Advances secured on residential properties – UK	2	2	3	16
Other secured advances – UK	6	7	7	8
Unsecured personal advances – UK	36	32	27	28

Total amount recovered	44	41	37	52

Business and Financial Review
Risk Management continued
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.
(The following table is unaudited).

2003
£m

Provisions at the beginning of the year	746
Disposal of subsidiary undertakings	(94)

652
Amounts written off
Advances secured on residential properties – UK	(16)
Other secured advances – UK	(45)
Unsecured personal advances – UK	(148)
Corporate advances – UK	(80)

(289)
Advances secured on residential properties – non-UK	(10)
Other secured advances – non-UK	(10)

Total amounts written off	(309)

Recoveries
Advances secured on residential properties – UK	4
Unsecured personal advances – UK	38

Total amount recovered	42

Specific provisions charged against profit
Advances secured on residential properties – UK	5
Other secured advances – UK	52
Unsecured personal advances – UK	205
Corporate advances – UK	36

298
Advances secured on residential properties – non-UK	4

Total specific provisions charged against profit	302

General provisions charged against profit	172

Total provisions charged against profit	474

Exchange and other adjustments	6

Provisions at the end of the year	865

Group non-performing loans and advances(1)

	2007	2006	2005	2004
	£m	£m	£m	£m

Group non-performing loans and advances that are impaired	296	375	314	297
Group non-performing loans and advances that are not impaired	596	451	568	844

Total non-performing loans and advances(2)	892	826	882	1,141

	%	%	%	%

Non-performing loans and advances as a percentage of loans and advances to customers(3)	0.66	0.64	0.74	1.04
Provision as a percentage of total non-performing loans and advances	61.77	64.89	44.67	40.93

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer

(2)	All non-performing loans are UK

(3)	Loans and advances to customers includes trading assets and excludes finance leases
In 2007, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) increased from 0.64% to 0.66%. This is a reflection of the mortgage performance normalising from the historic lows. This has also resulted in the NPL distribution changing, with more weight on mortgages that have a lower provision as a percentage of the asset, driving down the ratio from 64.89% to 61.77%.
         In 2006, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) decreased from 0.74% to 0.64%. This reflected the continuing strength of the credit quality of Abbey’s loans, particularly on the secured mortgages. Provisions as a percentage of total non-performing loans and advances increased from 44.67% to 64.89% in 2006, which reflected the change in macro-economic factors such as interest rate rises.
         In 2005, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) decreased from 1.04% to 0.74%. This was due to the sale of the majority of the wholesale lending book and to the run down of the Motor Finance and Litigation businesses. Provisions as a percentage of total non-performing loans and advances have increased from 40.93% to 44.67% in 2005. This movement is attributable to the sale of the majority of the wholesale lending book.

Business and Financial Review
Risk Management continued
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.
(The following table is unaudited).

2003
£m

Accruing loans and advances on which a proportion of interest has been suspended and/or specific provision has been made:
UK	1,531
Non-UK	101

1,632

Accruing loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made:
UK	1,110
Non-UK	4

1,114

Non-accruing loans and advances:
Non-UK	30

30

Total non-performing loans and advances:
UK	2,641
Non-UK	135

2,776

%

Non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases	3.25
Provision as a percentage of total non-performing loans and advances	31.15

Interest income recognised on impaired loans amounted to £36m (2006: £32m, 2005: £31m).
Market risks in Retail Banking and Group Infrastructure
Most market risks arising from the Retail Banking, Corporate Banking, and Wealth Management divisions are transferred from the originating business to the Asset & Liability Management (‘ALM’) function within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. In Retail Banking and Group Infrastructure, market risks mainly arise through the provision of banking products and services to personal and corporate/business customers, as well as structural exposures arising in Abbey’s balance sheet. These risks impact Abbey’s current earnings and economic value.
         The most significant market risks in Retail Banking and Group Infrastructure are interest rate and credit spread risks. Yield curve risk arises from the timing mismatch in the repricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Credit spread risk arises principally on Group Infrastructure’s holdings of mortgage-backed securities. Basis risk arises, to the extent that the volume of administered variable rate assets and liabilities are not precisely matched, which exposes the balance sheet to changes in the relationship between administered rates and market rates.
         Abbey is also exposed to risks arising from features in retail products that give customers the right to alter the expected cashflows of a financial contract. This creates prepayment risk, for example where customers may prepay loans before their contractual maturity. In addition, Abbey is exposed to product launch risk, for example where the customers may not take up the expected volume of new fixed rate mortgages or other loans.
Managing market risks in Retail Banking
The Asset and Liability Management Committee is responsible for managing Abbey’s overall balance sheet position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using derivatives that are usually transacted through Global Banking & Markets. The Treasurer is responsible for managing risks in accordance with the Asset and Liability Management Committee’s direction.
         Risks are managed within limits approved either by the Chief Risk Officer, Wholesale or Santander’s Board Risk Committee, and within the risk control framework defined by the Market Risk Manual. The key risk limits relate to yield curve risk. They are:

>	Net Interest Margin sensitivity: the sensitivity of annual net interest margin to an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.
>	Market Value of Equity sensitivity: the sensitivity of the net present value of interest rate sensitive positions from an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.
These two measures provide complementary views of potential losses from interest rate movements. Market Value of Equity sensitivity provides a long-term view covering the present value of all future cashflows, whereas Net Interest Margin sensitivity considers only the impact on net interest margin over the next 12 months. Calculation of these two measures requires modelling of expected customer and other behaviours. These models are regularly reviewed and updated.
The following table shows the results of these measures as at 31 December 2007 and 2006:

	2007	2006
	£m	£m

Net interest margin sensitivity (100 basis points adverse parallel shock)	(7)	(4)
Market value of equity sensitivity (100 basis points adverse parallel shock)	(197)	(139)

Business and Financial Review
Risk Management continued
Derivatives
Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date. They include interest rate, cross-currency and equity related swaps, forward rate agreements, caps, floors, options and swaptions (see table below). Within Retail Banking (including Group Infrastructure), derivatives are used for economic hedging purposes.
         All derivatives are classified as held at fair value through profit or loss. For accounting purposes, Abbey chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding. Derivative products that are combinations of more basic derivatives (such as swaps with embedded option features), or that have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore economically hedged.
         The following table summarises the activities undertaken within the Retail Banking segment, the related risks associated with such activities and the types of hedging derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 14 of the Consolidated Financial Statements.

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non – interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.

Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward Rate Agreements.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.
Risk Management in Global Banking & Markets and Corporate Banking
Credit risk
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Global Banking & Markets and Corporate Banking losing the monies lent or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Global Banking & Markets and Corporate Banking making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Global Banking & Markets and Corporate Banking. Abbey’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that Abbey is willing to sustain over a one-year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required by the Credit Approvals Committee (a specific committee established under the authority of the Chief Executive) for any transaction that falls outside the mandates.
         Analysis of credit exposures and credit risk trends are provided each month to either the Santander Global Banking & Markets Risk Oversight Forum (for Global Banking & Markets) or the Corporate Banking Risk Oversight Forum (for Corporate Banking), with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the Financial Services Authority) are reported quarterly to the Risk Committee and the Financial Services Authority.
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

Business and Financial Review
Risk Management continued
Corporate Banking has been targeted as an area for significant growth over the next few years, mainly in the area of structured lending to the Real Estate, Education and Health sectors. In addition there will be more modest growth in terms of lending to corporate counterparties in broadly the £500m to £2bn turnover range. Significant focus is being given to the control of credit risks within this expansion with, amongst other things, the development and implementation of robust Credit Policy Mandates and models covering both risk appetite and ratings.
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
(ii) Collateralisation
The Group also mitigates its credit risk to counterparties with which it transacts significant amounts of financial instruments through collateralisation, using industry standard collateral agreements. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with Global Banking & Markets and Corporate Banking’s collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated in a realistic time frame when a counterparty defaults. Cash collateral in respect of derivatives held at the year-end was £14m. Collateral obtained during the year in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.
Net exposure by credit rating of the issuer or counterparty

	2007	2006
	£m	£m

AAA	11,033	7,417
AA	18,959	18,639
A	10,329	11,023
BBB	4,801	2,970
BB	1,408	325
B	97	11

Total	46,627	40,385

In the securities financing businesses, credit risk arises on both assets and liabilities and on both on and off balance sheet transactions. Consequently, the above credit risk exposure arises not only from the on balance sheet assets, the gross value of which is detailed below, but also from securities financing trades classified as liabilities and off balance sheet assets.
Market risk in Global Banking & Markets and Corporate Banking
Market risk-taking is performed within the framework established by the Market Risk Manual. A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from trading activities. Exposure to equity markets is generated by the creation and risk management of structured products by Global Banking & Markets for the Personal Financial Services market and trading activities. Credit spread exposure arises from credit risk management and trading activities within Global Banking & Markets.
Managing market risk in Global Banking & Markets
Risks are managed within limits approved by the Chief Risk Officer, Wholesale or Santander’s Board Risk Committee and within the risk control framework defined by the Market Risk Manual. For trading activities the primary risk exposures for Global Banking & Markets are interest rate, equity, credit spread and residual exposure to property indices. Interest Rate risks are managed via interest rate swaps, futures and options (caps, floors and swaptions). Equity risks are managed via equity stock, index futures, options and structured equity derivatives. Credit-spread risks are managed via credit derivatives (credit default swaps, total return swaps). Property Index risk is managed via insurance contracts and property derivatives.
         To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors is assigned to one of these categories. Abbey considers two categories:
Short-term liquid market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Global Banking & Markets.
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

Business and Financial Review
Risk Management continued
Global Banking & Markets operates within a market risk framework designed to ensure that it has the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report, monitor and control risk across Global Banking & Markets.
         For trading activities the standardised risk measure adopted is Value at Risk calculated at a 95% confidence level over a one-day time horizon. On a daily basis, market risk factor sensitivities, Value at Risk measures and stress tests are produced, reported and monitored against limits for each major activity and at the aggregate Global Banking & Markets level. These limits are used to align risk appetite with the business’s risk-taking activities and are reviewed on a regular basis.
Early identification and measurement of risks are important elements of the risk management processes. Measurement of risks can involve the use of complex quantitative methods and mathematical principles to model and predict the changes in instruments and portfolio valuation. These methods are essential tools to understand the risk exposures.
Trading Risk
Trading risk exposure arises only in the Abbey National Treasury Services group. They are managed on a continuous basis, and are marked to market on a daily basis.
         The following table shows the value at risk-based consolidated exposures for the major risk classes as at 31 December 2007, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.
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
         The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure at 31 December
	2007	2006	2005
	£m	£m	£m

Group trading instruments
Interest rate risks	3.0	1.7	1.5
Equity risks	2.2	2.9	2.7
Spread risks	1.9	0.7	2.1
Other risks(1)	3.7	1.7	2.0

Correlation offsets(2)	(2.3)	(1.6)	(1.6)

Total correlated one-day Value at Risk	8.5	5.4	6.7

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Group trading instruments
Interest rate risks	1.7	1.8	2.1	3.7	2.7	3.0	0.9	1.2	1.4
Equity risks	2.4	2.7	3.5	3.7	3.9	5.2	1.6	2.0	2.0
Spread risks	0.9	1.6	1.7	2.0	2.3	2.1	0.4	0.7	1.4
Other risks(1)	2.6	1.9	2.1	3.8	2.4	2.6	1.5	1.6	1.9

Correlation offsets(2)	(1.6)	(1.7)	(1.8)	–	–	–	–	–	–

Total correlated one-day Value at Risk	6.0	6.3	7.6	8.8	7.4	9.9	4.1	5.1	5.6

(1)	Other risks include foreign exchange risk and property risk.

(2)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.
Derivatives held for Trading Purposes
Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing most Group derivative hedging with the external market. For trading activities, Global Banking & Markets objectives are to gain value by:

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

Business and Financial Review
Risk Management Continued
Credit Derivatives
The business traded in single-name credit derivatives and a limited number of portfolio credit derivative transactions. The credit derivatives’ trading function operated within the same framework as other trading functions. Risk limits were established and closely monitored.
         Given the recent lack of activity in the credit markets, the decision was made to transfer the credit derivatives business and consolidate its activities with the equivalent Santander business area in Spain. This is with effect from 1 January 2008.
         At 31 December 2007, the total notional amounts of protection purchased and sold by the trading business were £21.7bn and £12.0bn, respectively. The mismatch between notional amounts is largely attributable to Abbey using credit derivative transactions hedged with securities positions. The majority of positions were matched. Consequently, the amount of retained credit risk contributed by the credit derivatives trading activity was small in the context of Abbey’s overall credit exposures.
Residual value risk
Residual value risk occurs when the value of a physical asset at the end of an operating lease potentially may be less than that required to achieve the anticipated return from the transaction. Managing residual value risk in Corporate Banking relates to trains and related rail assets managed by Porterbrook. An assessment of the revised residual value risk is undertaken each time a new lease is written or an existing lease renewed and extended. In addition an impairment review of the entire fleet is undertaken every six months, with impairment provisions being raised where appropriate.
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
Impact of the Current Credit Environment
Abbey has no significant exposure to the US sub-prime residential mortgage sector after taking into account credit protection from highly rated financial institutions. Details of Abbey's investing and lending arrangements with respect to this, Structured Investment Vehicles (‘SIVs’), and off balance sheet entities are set out below.
Investing activities
Protected exposures
Abbey does not hold any mortgage-backed securities whose underlying collateral is wholly or mainly sub-prime mortgages. Any exposures to securities which include small sub-prime elements, and exposures to monoline insurers are fully covered by credit default swap protection in excess of the mark to market value of the exposures. These credit default swaps are provided by highly rated investment banks and are governed by industry standard documentation.
Structured Investment Vehicles
Abbey has insignificant holdings in SIVs, nearly all of which have liquidity support provided by highly rated financial institutions.
Corporate Investment Portfolio
Abbey has acquired highly rated, European asset-backed securities (‘ABS’) and residential mortgage-backed securities. Abbey's corporate investment portfolio consists only of prime exposures and contains no sub-prime element.
Lending Activities
Abbey is a retail prime lender and has no appetite or product offering for any type of sub-prime business. Abbey's credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality. Abbey's principal lending activities arise in the Retail Banking division. For further information, see Risk Management in Retail Banking and Group Infrastructure.
Exposure to Off Balance Sheet Entities sponsored by the Group
The only Special Purpose Entities (‘SPEs’) sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group’s arrangements with these entities comprise equity derivatives and a secondary market making service to those retail customers who wish to exit early from these products.
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

Business and Financial Review
Risk Management Continued
Cater Allen estimated exposure
The following table presents the amount that best represents Cater Allen’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2007	2006
	£m	£m

Loans and advances to customers	3.7	4.1
Other	0.3	0.3

Third party exposures	4.0	4.4

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
Abbey Sharedealing
Abbey Sharedealing provides a direct share dealing service to customers and provides a share-trading platform for cahoot. Customers buy and sell shares on their account with the help of the dealers at Abbey Sharedealing. No advice is provided and all trades are on an execution only basis. As such there is no credit risk associated with this type of activity.
Market risk
Market risk arises from exposures to changes in the levels of interest rates, foreign exchange rates and equity markets. Market risk arises through the provision of retail and other banking products and services, as well as structural exposures arising in the balance sheet of the entities in Wealth Management.
Managing market risk
Market risks in Wealth Management are substantially transferred from the original business to Asset & Liability Management (see page 42). Risks not transferred are managed within a series of market risk mandates, which set limits on the extent of market risk that may be retained. These limits are defined in terms of nominal amounts, sensitivity, earnings-at-risk or value-at-risk.
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
Liquidity risk — current market conditions
During the second half of 2007, liquidity in the wholesale funding markets, in major currencies, came under unprecedented and prolonged stress. From Abbey’s perspective, whilst short-term unsecured money-market funding was continuously available, the residential mortgage securitisation and covered bond markets, which are important sources of funding, were effectively closed to new external issuances. However, Abbey benefited during this period both from the cautious proportion of retail assets that are funded in wholesale markets as well as having entered the period of market stress in a strong liquidity position. All internal liquidity ratios were maintained during this period.

Business and Financial Review
Risk Management Continued
Managing liquidity risk
Management of liquidity at Abbey, including the management of cash flows, raising funding, and managing liquid asset holdings, is the responsibility of the Chief Financial Officer. The active management of liquidity is undertaken by Asset and Liability Management within the framework of the Liquidity Risk Manual. The Asset and Liability Management Committee and the Risk Committee monitor Abbey’s liquidity position on a monthly basis. The Board also receives a monthly update on key liquidity issues and Abbey’s liquidity position is reported to the Financial Services Authority on a monthly basis.
         Abbey views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. A comprehensive management and monitoring process, and a series of liquidity limits within which liquidity is managed, underpin these elements. For example, an excessive concentration in either liquid assets or contractual liabilities contributes to potential liquidity risk, appropriate limits have been defined under the Liquidity Risk Appetite. Management also monitors Abbey’s compliance with the Sterling Stock Liquidity limits set by the Financial Services Authority, which focus on ensuring that sterling cash liabilities due five days in advance can be met by realising liquid assets, with any excesses being reported to the Risk Committee and the Board. In addition to such limits, liquidity ratios also have trigger-review levels that require the Treasurer, Head of Asset and Liability Management, and Chief Risk Officer, Wholesale to initiate appropriate reviews of current exposure when such levels are exceeded.
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
         The Liquidity Contingency Plan becomes operational when the demand for cash, whether from demands for repayment, from wholesale funding or from retail deposits, overwhelms the normal liquidity management process. The circumstances that cause this to happen will tend to be sudden, unexpected events that trigger demands for cash that cannot be managed within the procedures, limits and controls defined in the Liquidity Risk Manual.
         To be effective, the management of liquidity in a crisis must be timely, proactive and flexible enough to respond to a variety of different circumstances. The management structure for the Liquidity Contingency Plan, which is structured around a small team of individuals with the authority to agree, co-ordinate and implement actions that will control a volatile, dynamic situation, has two key elements:
>	the Treasurer, Head of Asset and Liability Management, is responsible for the rapid assessment of the implications of a sudden, unexpected event on the day-to-day liquidity of Abbey, and for the decision to activate the Liquidity Contingency Plan; and

>	the liquidity crisis management team, under the chairmanship of the Chief Financial Officer, is the decision-making authority in the event of a liquidity crisis, and is responsible for implementing the Liquidity Contingency Plan.
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
         The ratio of discounted liquid assets that will be available to meet the cumulative liabilities falling due at key benchmark time periods is the principal liquidity measure. The liquidity gap is subject to regular stress testing based upon a range of assumptions.
Securitisation of assets
Through our residential mortgage backed securitisation programme we provide securitised prime retail mortgage products to a diverse investor base. There is little liquidity risk related to asset securitisations as the repayment of the securitised notes issued is financed by the expected maturity or repayment of the underlying securitised asset, which is recognised in the Liquidity Risk Manual. It is likely that securitisations issued to third parties and the sale and repurchase of Abbey’s own securitised assets (which constitute European Central Bank eligible collateral which in turn supports the Group’s current short-term funding program) will together represent a similar proportion of our overall funding in 2008 and 2009.

Business and Financial Review
Risk Management Continued
Maturities of financial liabilities
The table below analyses the maturities of the undiscounted cashflows relating to financial liabilities of the Group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers are largely made up of Retail Deposits. In particular the ‘Demand’ grouping includes current accounts and other variable rate savings products. The ‘Up to 3 months’ grouping largely constitutes wholesale funding of wholesale assets of a similar maturity. This table is not intended to show the liquidity of the Group.

	Group
At 31 December 2007	Demand	Up to 3	3-12	1-5	Over 5
		months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	416	7,318	257	–	–	7,991
Deposits by customers	55,766	8,541	3,668	1,920	166	70,061
Derivative financial instruments	3	502	731	4,855	10,891	16,982
Trading liabilities	21,069	28,973	2,931	1,409	1,515	55,897
Financial liabilities designated at fair value	–	1,598	2,111	3,647	1,800	9,156
Debt securities in issue	–	8,696	2,437	8,433	47,619	67,185
Other borrowed funds	–	56	80	424	3,394	3,954
Subordinated liabilities	–	194	223	1,820	5,456	7,693

Total financial liabilities	77,254	55,878	12,438	22,508	70,841	238,919

	Company
At 31 December 2007	Demand	Up to 3	3-12	1-5	Over 5
		months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	2,060	14,635	8,897	36,497	6,444	68,533
Deposits by customers	52,806	7,332	4,090	10,088	33,978	108,294
Derivative financial instruments	–	–	–	94	2,658	2,752
Debt securities in issue	–	4	–	–	–	4
Other borrowed funds	–	45	46	245	1,280	1,616
Subordinated liabilities	–	205	257	1,999	7,570	10,031

Total financial liabilities	54,866	22,221	13,290	48,923	51,930	191,230

	Group
At 31 December 2006	Demand	Up to 3	3-12	1-5	Over 5
		months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	102	6,554	–	–	–	6,656
Deposits by customers	57,009	5,569	2,279	1,267	395	66,519
Derivative financial instruments	182	146	587	3,720	14,213	18,848
Trading liabilities	11,397	37,456	6,831	1,999	7	57,690
Financial liabilities designated at fair value	45	511	2,348	4,538	887	8,329
Debt securities in issue	–	5,707	828	5,840	16,703	29,078
Other borrowed funds	–	–	255	–	1,335	1,590
Subordinated liabilities	–	–	–	710	3,995	4,705

Total financial liabilities	68,735	55,943	13,128	18,074	37,535	193,415

	Company
At 31 December 2006	Demand	Up to 3	3-12	1-5	Over 5
		months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	3,487	22,937	2,377	27,905	4,417	61,123
Deposits by customers	55,765	3,944	1,617	4,060	14,718	80,104
Derivative financial instruments	–	–	–	92	1,742	1,834
Debt securities in issue	–	–	4	–	–	4
Other borrowed funds	–	–	255	–	830	1,085
Subordinated liabilities	–	–	–	710	4,511	5,221

Total financial liabilities	59,252	26,881	4,253	32,767	26,218	149,371

Pension obligation risk
Abbey has statutory funding obligations as the sponsoring employer for a number of defined benefit staff pension schemes. The Schemes are managed by Independent Boards of Trustees in accordance with legislation and Trust deeds and rules, for the benefit of members. Abbey accepts that it is exposed to pension obligation risk that could give rise to an unexpected increase in Abbey’s obligations to fund the schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action. The principal risks to the net asset value of the schemes are an increase in the value of the liabilities arising from adverse changes in the longevity experience of members, inflation, and scheme asset values, and asset returns being adversely affected by market movements.
Risk management
The Chief Financial Officer is responsible for managing Abbey’s exposure, in conjunction with the Trustees. Further details of the funding arrangements for the pension schemes can be found on page 109.

Report of the Directors
Directors
Board of Directors
As at 31 December 2007
Chairman
Lord Burns
Lord Burns (age 63) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Glas Cymru Cyfyngedig (Welsh Water), Chairman of Marks and Spencer Group plc and a Non-Executive Director of Pearson plc and Banco Santander, S.A. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, President of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society. He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. He was a Non-Executive Director of British Land plc (2000-2005) and Legal & General Group plc (1991-2001). He was also Chairman of the National Lottery Commission (2000-2001).
Executive directors
António Horta-Osório
Chief Executive
António Horta-Osório (age 44) was appointed Chief Executive on 21 August 2006. He was a Non-Executive Director of Abbey from 1 December 2004 until his appointment as Chief Executive. He joined Abbey from Banco Santander Totta in Portugal where he was Chief Executive Officer. He is also Executive Vice President of Banco Santander, S.A. and a member of its management committee as well as Non-Executive Chairman of Banco Santander Totta. He was previously Chief Executive Officer of Banco Santander Brasil. António started his career at Citibank Portugal, where he was head of Capital Markets and at the same time was an assistant professor at the Universidade Católica Portuguesa. He then worked for Goldman Sachs in New York and London, focusing on corporate finance activities in Portugal and, in 1993, joined Santander as Chief Executive Officer of Banco Santander de Negócios Portugal. He is a graduate in Management and Business Administration at Universidade Católica Portuguesa, has an MBA from INSEAD, where he was awarded the Henry Ford II Prize, and an AMP from Harvard Business School.
Nathan Bostock
Chief Financial Officer and Executive Director, Retail Products & Marketing, Human Resources, Credit Cards and Insurance
Nathan Bostock (age 47) was appointed as an Executive Director on 22 February 2005. This followed his appointment to Abbey’s Executive Committee in November 2004. Nathan is currently Chief Financial Officer and his responsibilities include Group Infrastructure, (comprising Asset & Liability Management, Group Capital and Funding), Retail Products and Marketing, Human Resources, Credit Cards and Insurance. Nathan joined Abbey in November 2001 as Chief Operating Officer, Abbey National Treasury Services plc, with responsibility for finance, market risk and operations. Prior to joining Abbey, Nathan spent nine years (1992-2001) with The Royal Bank of Scotland plc where his roles included Director, Group Risk Management and Chief Operating Officer, Treasury and Capital Markets. Prior to joining The Royal Bank of Scotland plc, Nathan was Head of Risk Analysis and Finance, Treasury and Interest Rate Derivatives (Europe) for Chase Manhattan Bank (1988 — 1992). He joined Chase Manhattan Bank in 1986 having previously worked for Coopers and Lybrand.
Miguel Bragança
Executive Director, Retail Products and Marketing (until 2 January 2008)
Miguel Bragança (age 41) was appointed Executive Director, Retail Products and Marketing on 26 September 2006. He was responsible for product management, marketing communication and customer relationship management until he relinquished his Executive directorship for a Non-Director position on 2 January 2008. Miguel was previously a member of the Board and Executive Committee of Banco Santander Totta in Portugal, with responsibility for Finance, Products and Marketing. Miguel joined the Santander Group in 1993, participating in the launch of Banco Santander de Negócios Portugal. Between 1996 and 2000, he was co-head of Santander Investment Brasil and Vice-Chairman of the Board of Banco Santander Brasil. Miguel started his career at Citibank Portugal in 1989, becoming a Resident Vice President. He is a graduate in Management and Business Administration at Universidade Católica Portuguesa and holds an MBA from INSEAD.

Report of the Directors
Directors continued
Non-Executive Directors
Juan Rodríguez Inciarte
Deputy Chairman

Juan Inciarte (age 55) was appointed Non-Executive Director on 1 December 2004. He joined Banco Santander, S.A. in 1985. After holding various positions, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently Chief Executive of Santander Consumer Finance, S.A. and Executive Vice President of Banco Santander, S.A. In addition, he is a director of Compañia Española de Petróleos, NIBC Bank N.V., Banco Banif S.A., Vista Capital de Expansion S.A. and director and member of the Executive Committee of Sovereign Bancorp in the U.S. For several years he served on the Board of Directors of First Union Corporation (presently Wachovia) in the US, the Board of Directors and Executive Committee of San Paolo – IMI in Italy and the Boards of the Royal Bank of Scotland plc and National Westminster Bank plc (from 1998 – 2004). He is a member of the US-Spain Council and Fellow of The Chartered Institute of Bankers in Scotland.
José María Carballo

José María Carballo (age 63) was appointed Non-Executive Director on 1 December 2004. He is Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Vista Capital Expansion S.A. S.G.E.C.R., Director of Santander Real Estate S.A. S.G.I.I.C. and Director of Teleférico Pico del Teide S.A. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (UK). He was Executive Vice President of Banco Santander, S.A. from 1989 – 2001 and Chief Executive Officer of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.
José María Fuster

José María Fuster (age 49) was appointed Non-Executive Director on 1 December 2004. He is Executive Vice President of Operations and Technology of Banesto and Chief Information Officer for Santander. He joined Banco Español de Crédito in 1998 and was appointed as Chief Information Officer of Banco Santander, S.A. in 2003. He is a director of ISBAN UK Limited. He started his professional career in IBM and Arthur Andersen as a consultant. In the financial services sector, he has worked for Citibank and National Westminster Bank plc.
Andrew Longhurst

Andrew Longhurst (age 68) was appointed Non-Executive Director on 28 January 2005. He was Chief Executive Officer of Cheltenham & Gloucester Building Society (1982-1997). In 1995 Cheltenham & Gloucester Building Society converted to a public limited company and was acquired by Lloyds Bank plc. He joined the main board of Lloyds Bank plc and oversaw the extension of Cheltenham & Gloucester’s mortgage operation into Lloyds Bank plc branches. In 1997 he was appointed Director, Customer Finance of Lloyds TSB Bank plc, having responsibility for the enlarged group’s mortgage, credit card and personal loan businesses and became Chairman of Cheltenham & Gloucester. In 1998, he retired from full time executive employment and joined the boards of The United Assurance Group Limited (Chairman 1998-2000), Thames Water Limited (1998-2000) and Hermes Focus Asset Management Limited (1998-present). He was Deputy Chairman of The Royal London Insurance Society Limited (2000-2002) following its acquisition of United Assurance Group Limited. He also served as Chairman of the Council of Mortgage Lenders (1994) and was a member of the Department of Trade and Industry’s taskforce on deregulation of financial services (1993).
Jorge Morán

Jorge Morán (age 43) joined Abbey in December 2005 initially as Chief Operating Officer until 21 August 2006, whereupon he became a Non-Executive Director. He is an Executive Vice President of Banco Santander, S.A. and a member of the group’s management committee. He is head of Santander’s Insurance division. Before joining Santander in 2002, he was Vice Chairman and Chief Executive Officer of Morgan Stanley for Spain and Portugal (2000 – 2002), where he was responsible for developing the company’s management strategy. Prior to this, he was also responsible for managing Morgan Stanley’s asset management and distribution network (1992 – 2000). Before joining Morgan Stanley, he was Director of Marketing at National Westminster Bank plc and Head of Product Development at Citibank España.

Report of the Directors
Directors continued
Rosemary Thorne

Rosemary Thorne (age 56) was appointed Non-Executive Director on 1 July 2006. She is also Senior Independent Director on the board of Virgin Radio Holdings Limited. She was Group Finance Director of Ladbrokes plc until April 2007, Non-Executive Director of Cadbury Schweppes plc until September 2007. Previously she was Group Financial Controller of Grand Metropolitan Public Limited Company (prior to its merger with Guinness plc to become Diageo plc) and spent almost eight years as the Group Finance Director of J Sainsbury plc. She joined the board of Bradford & Bingley in 1999 as Group Finance Director, initially working on its demutualisation and flotation, resulting in a place in the FTSE 100 in December 2000. She remained in this role for a further five years. She was a member of the Financial Reporting Council and Financial Reporting Review Panel for nine years and a member of The Hundred Group of Finance Directors Main Committee for fifteen years. She also sits on the Council of the University of Warwick and the Royal College of Art.
Keith Woodley

Keith Woodley (age 68) was appointed Non-Executive Director on 5 August 1996. He was made Senior Independent Non-Executive Director in April 1999 and was Deputy Chairman from 6 April 1999 until November 2004. He is a former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is Complaints Commissioner for the London Stock Exchange and a Council Member and Pro-Chancellor of the University of Bath.
Appointments post 31 December 2007
Executive Directors
Alison Brittain
Executive Director, Retail Distribution
Alison Brittain (age 43) was appointed Executive Director, Retail Distribution on 2 January 2008. She is responsible for Branch Distribution, Telephone Distribution, e-commerce, Business Banking, Premium Banking and Commercial Mortgages. She was previously Managing Director of Barclays Retail and Woolwich Retail Networks.
Non-Executive Directors
Miguel Bragança
Miguel Bragança (age 41) was appointed an Executive Director of Abbey on 26 September 2006 responsible for product management, marketing communication and customer relationship management. On 2 January 2008 Miguel Bragança relinquished his role as Executive Director of Abbey, following his decision to return to Banco Santander Totta, but he has remained as a Non-Executive Director of Abbey.
Auditors
Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Report of the Directors
Directors’ Report
Corporate Structure
Abbey National plc is a wholly owned subsidiary of Banco Santander, S.A. and the ordinary shares of Abbey National plc are not traded on the London Stock Exchange. Banco Santander, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 20 to the Consolidated Financial Statements provides a list of the principal subsidiaries of Abbey National plc and the nature of each subsidiary’s business as well as details of branches.
         Abbey National plc is subject to the listing rules of the UK Listing Authority, a division of the Financial Services Authority, because it has preference shares listed on the London Stock Exchange. As it does not have listed ordinary shares, Abbey National plc is exempt from the requirement to make certain disclosures that are normally part of the continuing obligations of listed companies in the UK. This exemption applies, among other things, to corporate governance and certain Directors’ remuneration disclosures.
Principal activities and business review
The principal activity of the Group continues to be the provision of an extensive range of Personal Financial Services. Abbey National plc is authorised and regulated by the Financial Services Authority. Abbey National plc is required to set out in this report a fair review of the development and performance of the business of the Group during the year ended 31 December 2007 and of the position of the Group at the end of the year. The information that fulfils this requirement can be found in the Chief Executive’s Review on pages 2 and 3. The Chief Executive’s Review also contains a description of the likely future developments for the Group. When reading the Chief Executive’s Review, reference should be made to the Forward-looking Statements section on page 4.
Further information on the development and performance of the business of the Group, both at a consolidated level and analysed by division can be found in the following sections:
>	An analysis of the Group’s development and performance during the year is contained in the Business Review – Summary on pages 8 to 11.

>	A further detailed analysis of the Personal Financial Services division is contained in the Business Review – Personal Financial Services on pages 12 to 18.

>	Further analyses of the Sold Life Businesses and the Portfolio Business Unit are contained in the Business Review – Sold Life Businesses and Portfolio Business Unit on page 19.
Further information on the position of the Group at the end of the year can be found in the following sections:
>	An analysis of the Personal Financial Services business flows is contained in the Business Review – Personal Financial Services on pages 13 and 14.

>	The Balance Sheet Business Review can be found on pages 22 to 32, including a review of capital management and resources on page 31, details of capital expenditure on page 26, off balance sheet arrangements on page 29, liquidity on pages 29 and 30, and contractual obligations on page 30.

>	The Group’s key performance indicators are described in the Business Review – Summary on page 11.
Abbey National plc is also required to describe the principal risks and uncertainties facing the Group. Financial risks are described in the Risk Management Report for each segment of the business by type of risk on pages 33 to 49, and material risk factors are described in the Risk Factors section on page 130.
Results and dividends
The results of the Group are discussed in the Principal activities and business review above. The Directors do not recommend the payment of a final dividend (2006: nil). An interim dividend of £200m for 2007 was declared on 26 June 2007 on Abbey National plc's ordinary shares in issue. This dividend was paid on 10 January 2008. A further interim dividend of £170m for 2007 was declared on 18 December 2007 on Abbey National plc's ordinary shares in issue and will be paid during the first half of 2008.
Directors
The members of Abbey National plc's board (the ‘Board’) at 31 December 2007 are named on pages 50 to 52. For each Director, the date of appointment is shown. As at 31 December 2007, the Board comprised a Chairman, three Executive Directors including the Chief Executive, and seven Non-Executive Directors. As at the date of publication of this report, the Board comprises a Chairman, three Executive Directors, including the Chief Executive, and eight Non-Executive Directors. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy. During 2007, no Directors resigned.
         There have been some changes to the Board since 2007. Alison Brittain was appointed Executive Director, Retail Distribution on 2 January 2008. In addition, Miguel Bragança relinquished his Executive Directorship with effect from 2 January 2008. However, he has remained on the Board as a Non-Executive Director. Details of these changes are included on page 52.
         Non-Executive Directors have been appointed for an indefinite term (other than Keith Woodley, Jorge Moran and Rosemary Thorne, who have all been appointed for a three year term after which their appointments may be extended upon mutual agreement). In accordance with Abbey National plc's Articles of Association, all of the Directors shall retire from office and face re-election at every Annual General Meeting. Abbey National plc's Articles of Association also require that a Director must retire at the first Annual General Meeting after their 70th birthday although such Director may be reappointed at the relevant Annual General Meeting.
         When they were appointed, the appointments of António Horta-Osório, Miguel Bragança, Juan Rodríguez Inciarte, Jorge Morán, Jóse María Fuster and José María Carballo were all proposed by Banco Santander, S.A. Abbey may pay an Executive Director instead of allowing them to work during their notice period. Executive Directors’ service contracts do not provide for specific benefits on termination of employment.

Report of the Directors
Directors’ Report continued
Committees of the Board
The Board maintains one standing committee, which operates within written terms of reference.
Audit and Risk Committee
Membership of the Audit and Risk Committee is restricted to Non-Executive Directors. The Audit and Risk Committee’s primary tasks are to review the scope of external and internal audit, to receive reports from the external auditors, (currently Deloitte & Touche LLP) and the Chief Internal Auditor, and to review the preliminary results, interim information, annual financial statements and any other significant financial reports before they are presented to the Board, focusing in particular on accounting policies, compliance and areas of management judgement and estimates. The Committee’s scope also includes risk management and oversight and the review of the procedures in place for employees to raise concerns about possible wrongdoing in financial reporting and other matters. For a further discussion of the risk-control responsibilities of the Audit and Risk Committee, see the Risk Management section on page 33. The Audit and Risk Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of Abbey’s internal control and risk management systems and processes. The Audit and Risk Committee also conducts a review of the remit and reports of the Abbey and Santander internal audit functions, as well as their effectiveness, authority, resources and standing within Abbey and management’s response to their findings and recommendations. Abbey’s relationship with the external auditors and the experience and qualifications of the external auditors are monitored by the Audit and Risk Committee and external auditor’s audit plans and audit findings are reviewed by the Committee. A framework for ensuring auditor independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments. The Committee may make any recommendations to the Board as it sees fit and the Chairperson of the Committee reports formally to the Board after each meeting.
         The Chairperson, Rosemary Thorne has over 15 years of experience as Finance Director of FTSE 100 companies and was a member of the Financial Reporting Council, The Financial Reporting Review Panel and The Hundred Group of Finance Directors Main Committee. The Board has determined that Rosemary Thorne has the necessary qualifications and experience to qualify as an audit committee financial expert as defined for the purposes of the US Sarbanes-Oxley Act of 2002 and the Board considers that she is independent in accordance with Section 303A.02 of the New York Stock Exchange Corporate Governance Rules.
         The other members of the Audit and Risk Committee are Juan Rodríguez Inciarte, José María Carballo and Keith Woodley. Pursuant to SEC Rule 10A-3(c)(2), which provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the parent satisfies the requirement of SEC Rule 10A-3, Abbey National plc is exempt from the requirements of SEC Rule 10A-3. According to SEC Rule 10A-3(c)(2), additional listings of an issuer’s securities are exempt from the audit committee requirements if the issuer is already subject to them as a result of listing any class of securities on any market subject to SEC Rule 10A-3. This exemption extends to listings of non-equity securities by a direct or indirect subsidiary that is consolidated or at least 50% beneficially owned by a parent company, if the parent is subject to the requirements as a result of the listing of a class of its equity securities. Consequently, as applied to the current shareholding structure of Abbey National plc, (as the wholly-owned subsidiary of Banco Santander, S.A.), Abbey National plc is exempt from the audit committee requirements of SEC Rule 10A-3 since: (i) Abbey National plc is a wholly-owned subsidiary of Banco Santander, S.A., (ii) Banco Santander, S.A., has equity securities listed on the NYSE and is therefore subject to SEC Rule 10A-3, and (iii) Abbey National plc does not have any equity securities listed on the NYSE or any other US national securities exchange.
Remuneration Committee
The Remuneration Committee was formally dissolved on 29 May 2007 following a review of its role within Abbey. Prior to this date, the Remuneration Committee was responsible for oversight of the remuneration of senior management within Abbey and its aim was to ensure that these arrangements supported Abbey’s business objectives. These responsibilities are now discharged by the Santander Appointments and Remuneration Committee.
Directors’ remuneration
The aggregate remuneration received by the Directors of Abbey in 2007 was:

£

Salaries and fees	2,320,563
Performance-related payments	5,676,331
Other taxable benefits	5,976
Total remuneration excluding pension contributions	8,002,870
Pension contributions	–
Compensation for loss of office	–

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Santander, in respect of which no apportionment has been made.
Medium-Term Incentive Plan
In 2007, no Executive Directors were granted conditional awards of shares in Banco Santander, S.A. under the Abbey National plc Medium-Term Incentive Plan (2006: no directors). Under the Abbey National plc Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals were granted a conditional award of shares in Banco Santander, S.A.

Report of the Directors
Directors’ Report continued
The amount of shares participants will receive at the end of the three-year period depends on the performance of Abbey during this period. The performance conditions were set by the Remuneration Committee (dissolved on 29 May 2007) and were linked to Abbey’s three-year plan. Performance will be measured in two ways, half of the award depends on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depends on the achievement of a revenue target for the 2007 financial year.
Long-Term Incentive Plan
In 2007, three Executive Directors were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan for a total fair value of £1,444,058 (based on the closing share price on 31 December 2007 of Euro 14.79). Under the Santander Long-Term Incentive Plan granted on 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals were granted a conditional award of shares in Banco Santander, S.A.. The amount of shares participants will receive throughout a three year period depends on the performance of Banco Santander, S.A. during this period. All awards under the Santander Long-Term Incentive Plan will depend on Santander’s Total Shareholder Return and Earnings Per Share performance against a competitor benchmark group. Provided performance conditions are met, 40% of the conditional award of shares will vest in July 2009 with the remaining 60% vesting in July 2010.
Remuneration of Highest Paid Director
In 2007, the remuneration, excluding pension contributions, of the highest paid Director was £3,292,207 (2006: £2,733,850) of which £2,496,331 (2006: £1,692,120) was performance related. There was no accrued pension benefit for the highest paid Director (2006: nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A. A conditional award of shares was made to the highest paid Director under the Long-Term Incentive Plan during the year.
Retirement Benefits
Defined benefit pension plans are provided to certain of Abbey’s employees. See Note 36 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations. Retirement benefits are accruing for one director under a defined benefit scheme (2006: one) in respect of their qualifying services to Abbey.
Non-Executive Directors
Fees were paid to Non-Executive Directors in 2007 totalling £310,000 (2006: £287,732); this amount is included above in the table of Directors’ remuneration.
Directors’ Interests and Related Party Transactions
In 2007, loans were made to one member of Abbey’s Key Management Personnel, with a principal amount of £805,722 outstanding at 31 December 2007. No Directors had any loans in 2007. See Notes 43 and 44 to the Consolidated Financial Statements included elsewhere in this Annual Report for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with Abbey at 31 December 2007. Note 44 to the Consolidated Financial Statements also includes details of other related party transactions.
         In 2007, there were no other transactions, arrangements or agreements with Abbey National plc or its subsidiaries in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with Abbey National plc, or any of its subsidiaries, at any time during the year. No Director was interested in the shares of any company within the Group at any time during the year and no Director exercised or was granted any rights to subscribe for shares in any company within the Group. During 2007, no Directors exercised share options over shares in Banco Santander, S.A., the parent company of Abbey (2006: none).
Third Party Indemnities
Since 2005, Abbey has applied the provisions of the Companies (Audit, Investigations and Community Enterprise) Act 2004 to issue enhanced indemnities to its Directors and to directors of its subsidiaries and certain companies against liabilities and associated costs which they could incur in the course of their duties for Abbey and those other companies. All of the indemnities remain in force as at the date of this Annual Report and Accounts. A copy of each of the indemnities is kept at the address shown on page 132.
Financial Instruments
The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to price risk, credit risk, liquidity risk and cash-flow risk are outlined in the Risk Management Report on pages 33 to 49.
Pension Funds
The assets of the main pension schemes are held separately from those of Abbey and are under the control of the trustees of each scheme. Three of the Abbey pension schemes have a common corporate trustee which, at 31 December 2007, had nine directors, comprising six Abbey appointed directors and three member-elected directors.
         The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2007 comprised three Abbey appointed directors, and three member-elected directors.
         As at 31 December 2007 the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by Abbey (two of whom are members) and two are elected by eligible members.

Report of the Directors
Directors’ Report continued
         In the case of the Scottish Provident Institution Staff Pension Fund, as at 31 December 2007 there were eight trustees, of whom five (one of whom is a member) are selected by Abbey and the remaining three are elected by eligible members.
         Asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers.
         Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Abbey. The audits of the Amalgamated, Associated Bodies, Group and the National and Provincial Pension schemes are undertaken by Grant Thornton UK LLP. The audits of the Scottish Mutual Assurance plc Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund are undertaken by KPMG LLP. Further information is provided in Note 36 to the Consolidated Financial Statements.
Market Value of Land and Buildings
On the basis of a periodic review process, the estimated aggregate market value of the Company and its subsidiaries’ land and buildings was not significantly different from the fixed asset net book value of £56m, as disclosed in Note 23 to the Consolidated Financial Statements. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Group that exceeds the estimated market value, and the net book value is not impaired.
Disability
Abbey is committed to setting the industry standard in equality of access and quality of service for disabled people by embracing the spirit of the Disability Discrimination Act throughout its business operations. Abbey has processes in place to help recruit, develop and retain employees with disabilities.
Employee Involvement
Employee share ownership
In recognition of the Banco Santander, S.A. acquisition of Abbey, all employees were given 100 free shares in Banco Santander, S.A. on 15 February 2005. These shares were granted using an Inland Revenue approved Share Incentive Plan (‘SIP’). The free shares will be held in trust on the employees’ behalf for a minimum of three years.
         In January 2006, Abbey introduced a Partnership Shares scheme, which also operates under the SIP umbrella. Employees are able to invest up to a maximum of £1,500 of pre-tax salary in Banco Santander, S.A. shares per tax year. These shares will be held in trust on the employees’ behalf.
         In recognition of the Banco Santander, S.A. 150th Anniversary, all Abbey and Santander employees were given 100 free shares in Banco Santander, S.A. on 6 August 2007. These shares were granted under an existing SIP for Abbey employees and a new SIP was set up for UK-based Santander employees.
Communication
Abbey wants to involve and inform employees on matters that affect them. Abbey believes this is key to being successful and as such effective communication is vital. Abbey publishes a magazine every other month for employees, and almost all employees have access to the company intranet. Abbey also uses more traditional methods of communication, such as team meetings. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect Abbey’s performance. Abbey considers employees and asks for their opinions on a range of issues through regular departmental and company-wide opinion surveys.
Consultation
Abbey has over 30 years of trade union recognition through a partnership agreement with Advance (formerly called Abbey National Group Union or ANGU), the independent trade union that it recognises to act as the voice of Abbey employees. Advance is affiliated to the Trade Union Congress and operates from its own offices in Hertfordshire. Advance is involved in major initiatives, and Abbey consults them on significant proposals within the business. Consultation takes place at both national and local levels. Abbey holds regular Joint Consultative and Negotiating Committee meetings to enable collaborative working and ensure that communication is open and two-way.
Donations
The Abbey National Charitable Trust Limited supports disadvantaged people throughout the UK. In 2007, Abbey made total cash donations of £2,782,776 (2006: £2,164,441) to a wide range of charities which predominantly support projects addressing education, finance and regeneration issues.
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

Report of the Directors
Directors’ Report continued
Policy and practice on payment of creditors
It is Abbey’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions. Abbey’s practice on payment of creditors has been quantified under the terms of the Companies Act 1985 (Directors’ Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of the aggregate amounts owed to trade creditors at the end of the year to the aggregate amounts invoiced by suppliers during the year at 31 December 2007, trade creditor days for Abbey were 29 days (2006: 30 days).
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
Abbey’s ethical policies include ethical investment guidelines, which are an integral part of the risk management processes for investment decision making. Procedures are also in place for employees to follow if they feel that there has been a breach of our ethical policies. “How we do business” can be read in full on the website at www.aboutabbey.com>Our Policies>how we do business.
         Abbey also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act of 2002. Amongst other things, the Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. Abbey meets these requirements through “How we do business”, Abbey’s whistleblowing policy, the Financial Services Authority’s Principles for Businesses, and the Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the Code of Ethics), with which the Chief Executive and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the Financial Services Authority may want to know about. Abbey provides a copy of its Code of Ethics to anyone, free of charge, on application to the address shown on page 132.
Going concern
The Directors confirm that they are satisfied that Abbey National plc and its subsidiaries have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.
Disclosure controls and procedures (Sarbanes-Oxley Act 2002)
Abbey evaluated with the participation of Abbey’s Chief Executive and Chief Financial Officer, the effectiveness of Abbey’s disclosure controls and procedures as of 31 December 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Abbey’s evaluation, the Chief Executive and the Chief Financial Officer concluded that, as of 31 December 2007, Abbey’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Abbey in the reports that Abbey files and submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Abbey’s management, including Abbey’s Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure. There has been no change in Abbey’s internal control over financial reporting during Abbey’s 2007 fiscal year that has materially affected, or is reasonably likely to materially affect Abbey’s internal controls over financial reporting.
Management’s report on internal control over financial reporting
Internal control over financial reporting is a component of an overall system of internal control. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board, and as endorsed by the European Union. The Group’s internal control over financial reporting includes:
>	Policies and procedures that relate to the maintenance of records that fairly and accurately reflect the transactions and disposition of assets.

>	Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management.

>	Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Report of the Directors
Directors’ Report continued
         Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the Group. Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2007 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).  Based on this assessment, Management believes that, as of 31 December 2007, the Group’s internal control over financial reporting is effective.
         This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. The Company’s internal controls over financial reporting were not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.
Relevant Audit Information
Each of the Directors as at the date of approval of this report confirms that:
>	so far as the Director is aware, there is no relevant audit information of which Abbey’s auditors are unaware; and

>	the Director has taken all steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that Abbey’s auditors are aware of that information.
This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.
Statement of Directors’ Responsibilities
The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.
         Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (‘IAS’) Regulation to prepare the group financial statements under IFRS, as adopted by the European Union, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare the Group financial statements in accordance with IFRS, as issued by the International Accounting Standards Board.
         International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and presentation of financial statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, the Directors are also required to:
>	properly select and apply accounting policies;

>	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

>	provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

>	make an assessment of the company’s ability to continue as a going concern.
The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
         The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Auditors
Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at Abbey National plc's forthcoming Annual General Meeting.
By order of the Board
Karen M Fortunato
Company Secretary and Head of Legal
4 March 2008
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Report of the Directors
Supervision and Regulation
As a firm authorised by the Financial Services Authority, Abbey National plc is subject to UK financial services laws and regulations, which are discussed below. Recent significant regulatory developments, which will affect Abbey, are also highlighted below.
UK
In the UK, the Financial Services Authority is the single independent regulator for the regulation of deposit taking, investment business, mortgages and insurance. The Financial Services Authority was set-up by the Government and exercises statutory powers under the Financial Services and Markets Act 2000 (‘FSMA’).
         Abbey National plc, together with several of its subsidiaries, is authorised by the Financial Services Authority to carry on a range of regulated activities in the UK, which principally include mortgages, banking, insurance and investment business. The Financial Services Authority must adhere to four regulatory objectives, as prescribed in FSMA, which set out the parameters of regulation: market confidence; public awareness; the protection of consumers; and the reduction of financial crime. Based on these regulatory objectives, the Financial Services Authority has formulated an extensive handbook of rules and guidance to which authorised firms are subject.
         Banks, insurance companies and other financial institutions in the UK are subject to a compensation scheme, namely, the Financial Services Compensation Scheme (the ‘Scheme’). The Scheme covers claims made against authorised firms (or any participating EEA firms) where they are unable, or likely to be unable, to pay claims against them. In relation to deposits, the Scheme provides cover for 100% of the first £35,000 of a claim, with £35,000 being the maximum amount payable.
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
Regulatory Developments
There are a number of regulatory developments going through a regulatory consultation and implementation process including changes to the following, which may have some effect on Abbey’s business:
>	The Scheme arrangements;

>	The changes to consumer credit regulation;

>	Capital adequacy and liquidity arrangements; and

>	Conduct of business arrangements such as those resulting from the Markets in Financial Instruments Directive
Basel II
In the European Union, Basel II has been implemented by the Capital Requirements Directive (“CRD”) with effect from 1 January 2007. As part of the Group’s implementation of Basel II, Abbey has been successful in its application of the Banco de Españia and the Financial Services Authority to adopt the Retail Internal Ratings Approach “Retail IRB” and Advanced Internal Ratings Approach “AIRB” with effect from 1 January 2008. From 1 January 2008, Abbey Retail IRB and AIRB applies to approximately 85% of Abbey’s credit exposures classes including Residential Lending, Banking and Consumer Credit and certain lending portfolios in Abbey’s Corporate Banking and Global Banking & Markets divisions. Abbey and the Group have extensive internal loss data histories which have enabled it to build in-house credit rating models for these exposure classes. These models facilitate an appropriate risk sensitive approach to risk management and capital allocation.
         Overall, Abbey expects that the adoption of Basel II will reduce Abbey’s capital resources requirement.

Financial Statements
Contents to Financial Statements

Financial Statements
62	Report of Independent Registered Public Accounting Firm – US opinion
63	Consolidated Income Statement for the years ended 31 December 2007, 2006 and 2005
64	Consolidated Balance Sheet as at 31 December 2007 and 2006
65	Consolidated Statement of Recognised Income and Expense for the years ended 31 December 2007, 2006 and 2005
65	Consolidated Cash Flow Statement for the years ended 31 December 2007, 2006 and 2005
66	Company Balance Sheet as at 31 December 2007 and 2006
67	Company Statement of Recognised Income and Expense for the years ended 31 December 2007, 2006, and 2005
67	Company Cash Flow Statement for the years ended 31 December 2007, 2006 and 2005
68	Accounting Policies
83	Notes to the Financial Statements

Financial Statements
This page is intentionally left blank

Financial Statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of Abbey National plc
We have audited the accompanying consolidated balance sheets of Abbey National plc, a wholly owned subsidiary of Banco Santander, S.A., and its subsidiary undertakings (together, ‘the Abbey National Group’) at 31 December 2007 and 2006, and the related consolidated statements of income, recognised income and expense, and cash flows for each of the three years in the period ended 31 December 2007 and related notes, including the information in pages 33 to 49 of the Form 20-F (together “the financial statements”). These financial statements are the responsibility of the Abbey National Group management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Abbey National Group at 31 December 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
4 March 2008

Financial Statements
Consolidated Income Statement
For the years ended 31 December 2007, 2006 and 2005

		2007	2006	2005
	Notes	£m	£m	£m

Interest and similar income	2	7,043	5,644	5,419
Interest expense and similar charges	2	(5,544)	(4,416)	(4,247)

Net interest income		1,499	1,228	1,172

Fee and commission income	3	785	789	751
Fee and commission expense	3	(90)	(90)	(107)

Net fee and commission income		695	699	644
Dividend income		1	1	1
Net trading income		260	408	471
Other operating income, net	4	327	134	67

Total operating income		2,782	2,470	2,355

Administration expenses	5	(1,369)	(1,420)	(1,577)
Depreciation and amortisation	6	(205)	(215)	(195)

Total operating expenses excluding provisions and charges		(1,574)	(1,635)	(1,772)

Impairment losses on loans and advances	8	(344)	(344)	(218)
Provisions for other liabilities and charges		–	(63)	(3)

Total operating provisions and charges		(344)	(407)	(221)

Profit on continuing operations before tax		864	428	362
Tax on profit on continuing operations	9	(179)	(115)	(108)

Profit for the year from continuing operations		685	313	254
(Loss)/ profit for the year from discontinued operations	11	–	(245)	166

Profit for the year		685	68	420

Attributable to:
Equity holders of the parent		685	68	420

The Notes on pages 83 to 125 are an integral part of these Consolidated Financial Statements.

Financial Statements
Consolidated Balance Sheet
As at 31 December 2007 and 2006

		2007	2006
	Notes	£m	£m

Assets
Cash and balances at central banks	12	1,038	888
Trading assets	13	56,427	62,314
Derivative financial instruments	14	9,951	8,336
Financial assets designated at fair value	15	11,783	8,713
Loans and advances to banks	16	3,441	2,242
Loans and advances to customers	17	112,147	103,146
Available for sale securities	19	40	23
Macro hedge of interest rate risk		217	–
Investment in associated undertakings	21	29	22
Intangible assets	22	90	90
Property, plant and equipment	23	528	415
Operating lease assets	24	2,164	2,082
Current tax assets		197	223
Deferred tax assets	25	665	804
Other assets	26	906	2,507

Total assets		199,623	191,805

Liabilities
Deposits by banks	27	7,923	6,656
Deposits by customers	28	69,650	66,519
Derivative financial instruments	14	9,931	10,218
Trading liabilities	29	54,916	57,604
Financial liabilities designated at fair value	30	7,538	8,151
Debt securities in issue	31	35,712	28,998
Other borrowed funds	32	1,419	1,655
Subordinated liabilities	33	4,732	5,020
Macro hedge of interest rate risk		–	174
Other liabilities	34	2,337	1,616
Provisions	35	131	180
Current tax liabilities		369	300
Deferred tax liabilities	25	544	564
Retirement benefit obligations	36	979	1,034

Total liabilities		196,181	188,689

Equity
Share capital	38	148	148
Share premium account	38	1,857	1,857
Retained earnings	39	1,339	1,111

		3,344	3,116
Minority interest	39	98	–

Total shareholders equity		3,442	3,116

Total liabilities and equity		199,623	191,805

The Notes on pages 83 to 125 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 63 to 125 were approved by the Board on 4 March 2008 and signed on its behalf by:
Nathan Bostock
Chief Financial Officer

Financial Statements
Consolidated Statement of Recognised Income and Expense
For the years ended 31 December 2007, 2006 and 2005

		2007	2006	2005
	Notes	£m	£m	£m

Actuarial gains/(losses) on defined benefit pension plans	36	(113)	219	(154)
Gains on available for sale securities		19	1	–
Gains on available for sale securities transferred to profit or loss on sale		(1)	–	–
Exchange differences on translation of foreign operations		(1)	(9)	3
Tax on items taken directly to equity		9	(66)	46

Net gain/(loss) recognised directly in equity		(87)	145	(105)
Profit for the year		685	68	420

Total recognised income and expense for the year		598	213	315

Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings		–	–	(293)

		598	213	22

Attributable to:
Equity holders of the parent		598	213	22

Consolidated Cash Flow Statement
For the years ended 31 December 2007, 2006 and 2005

		2007	2006	2005
	Notes	£m	£m	£m

Net cash flow used in operating activities
Profit for the year		685	68	420
Adjustments for:
Non cash items included in net profit		1,307	1,125	273
Change in operating assets		(12,411)	(9,636)	(11,541)
Change in operating liabilities		(785)	(3,387)	3,645
Income taxes paid		(5)	(60)	(132)
Effects of exchange rate differences		396	(1,196)	80

Net cash flow used in operating activities	40	(10,813)	(13,086)	(7,255)

Net cash flows (used in)/from investing activities
Dividends received from associates		–	3	3
Investment in associates		(8)	(1)	(5)
Disposal of subsidiaries, net of cash disposed	40	5	244	845
Disposal of non-controlling interest in subsidiaries		203	–	–
Purchase of tangible and intangible fixed assets		(407)	(230)	(329)
Proceeds from sale of tangible and intangible fixed assets		8	5	190
Proceeds from sale of investment properties		–	–	1,332
Sale/(purchase) of non-dealing securities		3	(9)	(2)

Net cash flow (used in)/from investing activities		(196)	12	2,034

Net cash flow from financing activities
Issue of loan capital		13,363	10,778	4,351
Repayment of loan capital		(8,587)	(8,813)	(2,925)
Dividends paid		–	(207)	–

Net cash flow from financing activities		4,776	1,758	1,426

Net decrease in cash and cash equivalents		(6,233)	(11,316)	(3,795)

Cash and cash equivalents at beginning of the year		(3,847)	8,241	11,259
Effects of exchange rate changes on cash and cash equivalents		(725)	(772)	777

Cash and cash equivalents at the end of the year		(10,805)	(3,847)	8,241

The Notes on pages 83 to 125 are an integral part of these Consolidated Financial Statements.

Financial Statements
Company Balance Sheet
As at 31 December 2007 and 2006

		2007	2006
	Notes	£m	£m

Assets
Cash and balances at central banks	12	1,032	888
Derivative financial instruments	14	689	646
Financial assets designated at fair value	15	7,500	66
Loans and advances to banks	16	40,685	41,711
Loans and advances to customers	17	110,976	103,249
Available for sale securities	19	28	12
Investment in associated undertakings	21	33	25
Investment in subsidiary undertakings	20	5,053	4,926
Property, plant and equipment	23	501	395
Current tax asset		190	192
Deferred tax assets	25	620	747
Other assets	26	686	744

Total assets		167,993	153,601

Liabilities
Deposits by banks	27	59,798	61,123
Deposits by customers	28	95,687	80,104
Derivative financial instruments	14	1,051	681
Debt securities in issue	31	–	4
Other borrowed funds	32	834	1,082
Subordinated liabilities	33	5,352	5,563
Macro hedge of interest rate risk		3	6
Other liabilities	34	1,452	1,027
Provisions	35	100	157
Current tax liabilities		137	122
Deferred tax liabilities	25	6	–
Retirement benefit obligations	36	982	1,033

Total liabilities		165,402	150,902

Equity
Share capital	38	148	148
Share premium account	38	1,857	1,857
Retained earnings	39	586	694

Total shareholders equity		2,591	2,699

Total liabilities and equity		167,993	153,601

The Notes on pages 83 to 125 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 63 to 125 were approved by the Board on 4 March 2008 and signed on its behalf by:
Nathan Bostock
Chief Financial Officer

Financial Statements
Company Statement of Recognised Income and Expense
For the years ended 31 December 2007, 2006 and 2005

	2007	2006	2005
	£m	£m	£m

Actuarial gains/(losses) on defined benefit pension plans	(116)	180	(152)
Gains on available for sale securities	18	–	–
Gains on available for sale securities transferred to profit or loss on sale	(1)	–	–
Tax on items taken directly to equity	10	(54)	46

Net gain/(loss) recognised directly in equity	(89)	126	(106)
Profit/(loss) for the year	351	(128)	691

Total recognised income and expense for the year	262	(2)	585
Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings	–	–	(332)

	262	(2)	253

Attributable to:
Equity holders of the parent	262	(2)	253

Company Cash Flow Statement
For the years ended 31 December 2007, 2006 and 2005

		2007	Restated(1) 2006	2005
	Notes	£m	£m	£m

Net cash flow from/(used in) operating activities
Profit/(loss) for the year		351	(128)	691
Adjustments for:
Non cash items included in net profit		446	251	(108)
Change in operating assets		(8,761)	(19,662)	(8,338)
Change in operating liabilities		24,391	10,720	1,938
Income taxes (paid)/received		48	56	(8)
Effects of exchange rate differences		–	(108)	122

Net cash flow from/(used in) operating activities	40	16,475	(8,871)	(5,703)

Cash flows from/(used) in investing activities
Increase in investment in subsidiaries		(418)	(54)	–
Investment in associates		(8)	(1)	(5)
Disposal of subsidiaries, net of cash disposed		415	3,751	–
Disposal of non-controlling interest in subsidiary		203	–	–
Pre-acquisition dividends		–	197	–
Purchase of tangible and intangible fixed assets		(181)	(179)	(185)
Proceeds from sale of tangible and intangible fixed assets		–	3	56
Purchase of non-dealing securities		–	(9)	(3)
Proceeds from sale and redemption of non-dealing securities		3	269	178

Net cash flow from investing activities		14	3,977	41

Cash flows from/(used in) financing activities
Issue of loan capital		65	–	554
Repayment of loan capital		(641)	(1,032)	(458)
Dividends paid		–	(207)	–

Net cash flows from/(used in) financing activities		(576)	(1,239)	96

Net increase/(decrease) in cash and cash equivalents		15,913	(6,133)	(5,566)

Cash and cash equivalents at beginning of the year		(21,217)	(15,084)	(9,518)

Cash and cash equivalents at the end of the year		(5,304)	(21,217)	(15,084)

(1)	A description of the restatement can be found in the Accounting policies on page 77.

The Notes on pages 83 to 125 are an integral part of these Consolidated Financial Statements.

Financial Statements
Accounting Policies
International Financial Reporting Standards
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as approved by the International Accounting Standards Board (‘IASB’), interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that, under European Regulations, are effective or available for early adoption at the Group’s reporting date. The Group has complied with IFRS as issued by the IASB in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union.
         Disclosures required by IFRS 7 “Financial Instruments: Disclosure” relating to the nature and extent of risks arising from financial instruments can be found in the “Risk Management” section on pages 33 to 49 which form part of these Consolidated Financial Statements.
Recent Developments
In 2007, the Group adopted the following new or revised IFRS:
a)	The amendment to International Accounting Standard (‘IAS’) 1 “Capital Management” which requires that certain disclosures are made regarding the entity’s objectives, policies and processes for managing capital. The Group’s capital management disclosures can be found in Note 47 to the Consolidated Financial Statements on page 122.

b)	IFRIC 9 “Reassessment of Embedded Derivatives” which requires that there should be no reassessment of whether an embedded derivative should be separated from the host contract after initial recognition, unless there have been changes to the contract. The adoption of IFRIC 9 had no impact on the Group’s profit or loss or financial position. The Group’s accounting policy for embedded derivatives can be found on page 72.

c)	IFRIC 10 “Interim Financial Reporting” which requires that an impairment loss recognised in an interim period on goodwill, investment in equity instruments and financial assets carried at cost, is not reversed. The Group’s accounting policy for impairment can be found on pages 73 and 74.

d)	Early adopted IFRS 8 “Operating Segments” for its consolidated financial statements. IFRS 8 requires a segmental analysis based on information used by management. The Group’s segmental disclosures can be found in Note 1 to the Consolidated Financial Statements on pages 83 to 86.
         The adoption of these amendments did not have a material impact on the Group’s profit or loss for the year or financial position at the year-end.
Future Developments
The Group has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but which are not yet effective for the Group:
a)	IAS 23 “Borrowing Costs” – On 29 March 2007, the IASB issued an amendment to IAS 23 “Borrowing costs” which removes the option to expense borrowing costs incurred during the acquisition, construction or production of a qualifying asset. The Group does not expect the adoption of the amendment to IAS 23 to have a material impact on the Group’s profit or loss or financial position. The amendment to IAS 23 is effective for periods beginning on or after 1 January 2009.

b)	IAS 1 “Presentation of Financial Statements” – On 6 September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements” which changes the way in which non-owner changes in equity are required to be presented. It also changes the titles of primary financial statements as they will be referred to in IFRS but does not require that these be renamed in an entity’s financial statements. The Group does not expect the adoption of the amendment to IAS 1 to have an impact on the financial statements. The amendment to IAS 1 is effective for periods beginning on or after 1 January 2009.

c)	IFRS 3 “Business Combinations” – On 10 January 2008, the IASB issued an amendment to IFRS 3 “Business Combinations” which clarifies and changes certain elements of accounting for a business combination, including measurement of contingent consideration, step acquisition and intangible assets and also widens the scope of this standard. There are also associated amendments to IAS 27, IAS 28 and IAS 31. The amendment to IFRS 3 is effective for periods beginning on or after 1 July 2009.

d)	IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions” – On 30 November 2006 IFRIC issued IFRIC 11 which requires that treasury share transactions are treated as equity-settled, and share-based payments involving equity instruments of the parent should be treated as equity-settled where the obligation is from the parent to the employee and cash-settled when the obligation is from the subsidiary to the employee. This is consistent with the Group’s current practice therefore the Group does not expect the adoption of IFRIC 11 to have a material impact on the Group’s profit or loss or financial position. IFRIC 11 is effective for annual periods beginning on or after 1 March 2007.

e)	IFRIC 14 “IAS 19 – The Asset Ceiling” – On 5 July 2007 IFRIC issued IFRIC 14 which clarifies the effect of minimum funding requirements on the recognition of a defined benefit asset. The Group does not expect the adoption of IFRIC 14 to have a material impact on the Group’s profit or loss or financial position. IFRIC 14 is effective for annual periods beginning on or after 1 January 2008.
Basis of preparation
The Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts.

Financial Statements
Accounting Policies continued
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
         Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. The amount of exchange differences recognised in profit or loss on items not at fair value through profit or loss was £201m loss (2006: £1,021m gain).
Revenue recognition
(a) Interest Income and Expense
Income on financial assets that are classified as loans and receivables or available for sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables or available for sale, interest expense on liabilities classified at amortised cost and interest income and expense on hedging derivatives are recognised in interest income and interest expense in the income statement.
(b) Fee and commissions income
Fees and commissions that are not an integral part of the effective interest rate are recognised when the service has been provided. For the asset management products, fee and commission income consists principally of distribution fees from mutual funds and structured products. Revenue from distribution fees and transfer agent fees is recognised as earned when the service has been provided.

Financial Statements
Accounting Policies continued
Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.
(c) Financial assets and liabilities held at fair value through profit or loss
Financial assets and liabilities held for trading, and financial assets and financial liabilities designated as fair value through profit or loss are recorded at fair value. Changes in fair value of trading assets and liabilities including trading derivatives are recognised in the income statement as net trading income together with dividends and interest receivable and payable. Changes in fair value of assets and liabilities designated as fair value through profit or loss are recognised in other operating income together with dividends, interest receivable and payable and changes in fair value of derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a designated hedging relationship are recognised in other operating income.
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
Share-based payments
The Group engages in cash settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Group’s parent, Banco Santander, S.A. are purchased in the open market by the Group for the Executive Share Option Scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan or Banco Santander, S.A. or another group company for awards granted under the Long Term Incentive Plan to satisfy share options as they vest. The Executive Share Option scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan are accounted for as cash-settled share-based payment transactions. Awards granted under the Long Term Incentive Scheme are accounted for as equity-settled share-based payment transactions. Prior to the acquisition of Abbey by Banco Santander, S.A., share options were satisfied by issue of new Abbey shares. These options were accounted for as equity settled share-based payments. The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant and then subsequently at each reporting date. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement within administrative expenses, over the period that the services are received, which is the vesting period. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments. A liability equal to the amount to be reimbursed to Banco Santander, S.A. is recognised at the current fair value determined at the grant date for equity-settled share based payments. The fair value of the options granted under the Executive Share Option scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the option, the dividend growth rate and other relevant factors.
         The fair value of the awards granted for the Long Term Incentive Plan were valued by an independent expert at the grant date using an option pricing model, which takes into account the expected life of the options, interest rates, volatility of the Banco Santander, S.A. share price over the life of the option, exercise price, market price and dividends. Except for those that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value.

Financial Statements
Accounting Policies continued
Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.
Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on the acquisition of subsidiaries is included in Intangible assets. Goodwill on acquisitions of associates is included as part of Investment in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
         Other intangible assets are recognised if they arise from contracted or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over the useful economic life of the assets in question, which ranges from 12 to 20 years. Other intangible assets are reviewed annually for impairment indicators and tested for impairment where indicators are present.
Property, plant and equipment
Property, plant and equipment include owner-occupied properties, office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in other operating income. Repairs and renewals are charged to the income statement when the expenditure is incurred.
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

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 10 years
Computer software	3 - 7 years

Financial assets
The Group classifies its financial assets as: financial assets at fair value through profit or loss, loans and receivables and available for sale financial assets. Management determines the classification of its investments at initial recognition.
(a) Financial assets at fair value through profit or loss
Financial assets are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if it is a derivative or it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
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
         Trading assets, Derivative financial instruments and Financial assets designated at fair value are classified as fair value through profit or loss. They are derecognised when the rights to receive cash flows from the asset have expired or when the Group has transferred substantially all the risks and rewards of ownership.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments and which are not classified as available for sale or fair value through profit or loss. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. Loans and advances to banks and Loans and advances to customers are all classified as amortised cost.
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

Financial Statements
Accounting Policies continued
Income on investments in equity shares and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership. Available for sale securities are classified as available for sale.
(d) Held to maturity
Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. The Group does not hold any held to maturity financial assets.
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
Sale and repurchase agreements (including stock borrowing and lending)
Securities sold subject to a linked repurchase agreement (‘repos’) are retained in the Financial Statements as trading assets and the counterparty liability is included in amounts “Deposits by banks” or “Deposits by customers” within trading liabilities as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are recorded as “Loans and advances to banks” or “Loans and advances to customers” within trading assets as appropriate. The difference between the sale and repurchase price is treated as trading income in the income statement. Securities lent to counterparties that are collateralised by cash are also retained in the balance sheet. Securities borrowing and lending transactions collateralised with other securities are not recognised in the balance sheet.
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
         Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Contracts containing embedded derivatives are not subsequently reassessed for separation unless there has been a change in the terms of the contract which significantly modifies the cash flows.
Hedge accounting
The Group designates certain derivatives as hedging instruments of the fair value of recognised assets or liabilities or firm commitments (fair value hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
         At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s). Documentation includes risk management objectives and the strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value of the hedged items are effectively offset by changes in the fair value of the hedging instrument, and actual results are within a range of 80% to 125%.

Financial Statements
Accounting Policies continued
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
         Changes in the fair value of the hedged risk and hedged item are recognised in other operating income. Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item. Such gains and losses are recorded in current period earnings within other operating income. Gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness are included in net trading income.
Securitisation transactions
The Group has entered into certain arrangements where undertakings have issued mortgage-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Group has retained substantially all the risks and rewards of the underlying assets, all such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction.
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

Financial Statements
Accounting Policies continued
The emergence period
This is the period which Abbey’s statistical analysis shows to be the period in which losses, that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on Abbey’s statistical analysis at 31 December 2007, the emergence period was three months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending.
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
Impairment of non-financial assets
At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment and intangible assets are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis.
         The carrying values of fixed assets and goodwill are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. An impairment loss recognised in an interim period is not reversed at the balance sheet date. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.
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

Financial Statements
Accounting Policies continued
Insurance

In 2006, the Company sold its entire life insurance business, as described in Note 11. The following insurance accounting policies related to those businesses.
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
Liabilities – non-participating insurance contracts which are unit linked:
Allocated premiums in respect of unit linked contracts that are either life insurance contracts or participating investment contracts are recognised as liabilities. These liabilities are increased or reduced by the change in the relevant unit prices over the period and include any amounts necessary to compensate the Group for services to be performed over future periods. They are reduced by policy administration fees, mortality charges, surrender charges and any withdrawals. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the total death benefit claims that are expected to occur over the term of the contracts.
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

Financial Statements
Accounting Policies continued
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

Financial Statements
Accounting Policies continued
The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is provided in full, using the liability method, on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the assets may be utilised as they reverse. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill and the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on rates enacted or substantially enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future.
         The Company reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
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
         In 2007, amounts in the Company’s cash flow statement for 2006 on page 67 were restated. The adjustment involved reclassifying £10,326m between Net cash flow from/(used in) operating activities (“Net increase/(decrease) in deposits by banks and deposits by customers”) and cash and cash equivalents (“Net non trading other cash equivalents’). The adjustment arose as a result of the re-analysis of the maturities of intercompany balances.
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
         Derivative financial instruments, Trading liabilities and Financial liabilities designated at fair value are classified as fair value through profit or loss. Deposits by banks, Deposits by customers, Debt securities in issue, Other borrowed funds and Subordinated liabilities are classified as amortised cost.
Borrowings
Borrowings are recognised initially at fair value, being the proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value dependent on designation at initial recognition.
         Preference shares, which carry a contractual obligation to transfer economic benefits, are classified as other financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.
Share capital
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.
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

Financial Statements
Accounting Policies continued
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
Financial guarantee contracts
The Group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as a provision as described in the Accounting Policies on page 77.
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
         The Consolidated Financial Statements for the year ended 31 December 2007 include a provision charge for loans and advances in connection with retail lending for an amount equal to £371m. This provision increased reflecting higher default rates in the unsecured portfolios and increased reserving on the secured portfolio as a result of the interest rate rises. In calculating the retail lending provisions, principally within the Retail Banking segment, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook relative to historic experience. Had management used different assumptions regarding the current economic outlook, a larger or smaller provision for loans and advances would have resulted principally in the Retail Banking segment that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2007. Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the provision charge for loans and advances principally in the Retail Banking segment could have decreased in 2007 from an actual provision charge of £371m (2006: £273m, 2005: £207m) by up to £163m (2006: £52m, 2005: £32m), with a potential corresponding increase in the Group’s profit before tax on continuing operations in 2007 of up to 19% (2006: 12%, 2005: 9%), or increased by up to £52m (2006: £6m, 2005: £45m), with a potential corresponding decrease in the Group’s profit before tax on continuing operations in 2007 of up to 6% (2006: 1%, 2005: 12%).
         The actual provision charge of £371m (2006: £273m, 2005: £207m) in 2007 was based on what management estimated to be the most probable economic outlook within the range of reasonably possible assumptions.

Financial Statements
Accounting Policies continued
(b) Valuation of financial instruments
Financial instruments that are classified at fair value through profit or loss (including those held for trading purposes) or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
Initial measurement
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. Any difference between the transaction price and the value based on a valuation technique where the inputs are not based on data from observable current markets is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.
Subsequent measurement
Financial instruments valued using observable market prices
If a quoted market price in an active market available for an instrument, the fair value is calculated based on the market price.
Financial instruments valued using a valuation technique
In the absence of a quoted market price in an active market a valuation technique is used. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Observable inputs include interest rates, credit risk, foreign currency exchange prices, commodity prices, equity prices, volatility, prepayment and the contract terms of the instrument. Pricing models use a mathematical methodology based on accepted financial theories and fair value is modelled using one or a combination of pricing models that are widely accepted in the financial services industry, taking into account the product type and its components.
         The table below summarises the Group’s trading portfolios and other assets and liabilities held at fair value by valuation methodology at 31 December 2007:

		Quoted	Internal models based on
		prices in	market	data other		Valuation
		active	observable	than market		technique
Balance sheet category		markets	data	observable data	Total
		£m	£m	£m	£m

Assets
Trading assets	Loans and advances to banks	–	8,847	–	8,847	A
	Loans and advances to customers	–	17,255	–	17,255	A
	Debt securities	19,118	9,713	–	28,831	A
	Equity securities	1,494	–	–	1,494	B

Derivative assets	Exchange rate contracts	–	1,072	–	1,072	C
	Interest rate contracts	88	6,368	–	6,456	A
	Equity and credit contracts	523	1,782	118	2,423	A B,C,D

Financial assets at fair value	Loans and advances to customers	–	5,575	126	5,701	A
	Debt securities	–	1,693	4,389	6,082	A,C,D

Available for sale financial assets	Debt securities	–	8	–	8	A
	Equity securities	12	20	–	32	B

Liabilities
Trading liabilities	Deposits by banks	–	19,632	–	19,632	A
	Deposits by customers	–	20,498	–	20,498	A
	Short positions in securities	2,252	–	–	2,252	A
	Debt securities in issue	–	12,534	–	12,534	A

Derivative liabilities	Exchange rate contracts	–	1,083	–	1,083	C
	Interest rate contracts	–	6,626	–	6,626	A
	Equity and credit contracts	216	1,858	148	2,222	A,B,D

Financial liabilities at fair value	Debt securities in issue	–	7,262	276	7,538	A

Valuation techniques
A. Fixed income securities and interest rate derivatives
Where the financial instrument is primarily sensitive to changes in interest rates, such as loans and advances to banks, loans and advances to customers, debt securities held, interest rate derivatives, deposits by banks, deposits by customers, short positions in securities and debt securities in issue, valuation is made using discounted cashflow techniques which reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments. Additional market inputs are used to take into account such factors as bid-offer spread, foreign currency rates, credit risk, basis risk, volatility, liquidity of the market, prepayment and any other embedded optionality features such as caps or floors as appropriate. In these cases the inputs used are derived from observable market prices, such as prices for instruments with similar features or in comparable markets.

Financial Statements
Accounting Policies continued
When it is not possible to derive an observable market valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques, although this is not a significant element of the valuation of the instruments as a whole, with the exception of UK House Price Index options, as described below.
B. Equity instruments
Where the financial instrument is primarily sensitive to changes in equity market prices such as equity securities and equity derivative contracts, valuation is made using equity option pricing models that are widely accepted in the financial services industry. Additional market inputs are used to take into account such factors as bid-offer spread, foreign currency rates, credit risk, volatility, correlation between indices and liquidity of the market as appropriate.
         When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.
C. Exchange rate derivatives
Where the financial instrument is primarily sensitive to changes in foreign currency, such as exchange rate derivatives, valuation is made using derivative pricing models that are widely accepted in the financial services industry. Additional market inputs are used to take into account such factors as bid-offer spread, credit risk, implied volatility, correlation between indices and liquidity of the market as appropriate.
         When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques.
D. Credit derivatives
Where the financial instrument is primarily sensitive to changes in credit spreads such as credit derivatives, valuation is made using a credit derivative pricing model which is widely accepted in the financial services industry. Additional market inputs are used to take into account such factors as bid-offer spread, correlation, and embedded optionality as appropriate.
         When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. For example, estimates of correlation for a basket of underlying credit names can be derived from observing similar correlations derived from traded credit indices.
         The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
         Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are accounted for in the line item “Net trading income” and “Other operating income” in the income statement and the “Trading assets”, “Financial assets designated at fair value”, “Trading liabilities”, “Financial liabilities designated at fair value”, “Derivative financial instruments” and “Debt securities in issue” line items in the Group’s balance sheet.
         Abbey trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2007. Due to the individual nature of these contracts, the Group does not believe generally it is appropriate to apply a global adjustment to management’s estimates, as it would not give a meaningful sensitivity with respect to financial instrument fair values based on data other than market prices. Sensitivities have been given with respect to key management estimates where they can be separately identified. Further information about sensitivities (including value-at-risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Report on page 44.
Internal models based on information other than market data
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

Financial Statements
Accounting Policies continued

		Balance	Amount
		sheet value	recognised in
		at 31	income
		December	in
Instrument	Valuation technique	2007	2007
		£m	£m

1. Derivative assets – Equity and credit contracts	These property derivatives are valued using a valuation model with Halifax's UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality as inputs to derive valuations.	98	17

2. Derivative assets – Equity and credit contracts	These property derivatives are valued using a valuation model with the HPI spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations.	20	11

3. Derivative assets – Exchange rate contracts	These derivatives are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	–	2

4. FVTPL – Loans and advances to customers	These loans are valued using a valuation model with the HPI spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations.	126	12

5. FVTPL – Debt securities	These debt securities are valued using a valuation model with the HPI spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations	268	33

6. FVTPL – Debt securities	These prime AAA rated securities are valued using a valuation model with reference to the most relevant generic curve from a consensus pricing service, and an assumption with respect to the specific credit spread for that instrument as inputs to derive valuations.	4,121	68

7. Derivative liabilities – Equity and credit contracts	These derivatives are valued using a valuation model with the HPI spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations	(148)	(14)

8. FVTPL – Debt securities in issue	These debt securities are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	(276)	(12)

Sensitivity analysis
The impacts of changes in the valuation inputs that are assumptions rather than observable, such as interest rates, foreign exchange rates, and the HPI spot rate, are shown below:

		Impact on profit or loss before tax
Input	Assumed	Instrument 1	Instrument 2	Instrument 4	Instrument 5	Instrument 6	Instrument 7
	change	£m	£m	£m	£m	£m	£m

HPI forward growth	1%	12	—	15	14	n/a	(11)
HPI volatility	1%	—	—	(2)	—	n/a	—
Mortality	1 year	(1)	n/a	(2)	—	n/a	n/a
Credit spread	10 basis points	n/a	n/a	n/a	n/a	11	n/a

No sensitivities are presented for the FVTPL — debt securities in issue and related exchange rate derivatives as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives. Excluding interest flows, which are based on market observable data, the loss recognised in the year on these FVTPL — debt securities in issue of £4m exactly offset the gain recognised in the year on the related exchange rate derivatives of £4m.
         The amount that has yet to be recognised in the income statement that relates to the difference between the transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows. This is calculated and reported on a portfolio basis:

	2007	2006
	£m	£m

At 1 January	18	32
Additions	27	–
Amortisation and releases	–	(14)

At 31 December	45	18

(c) Provisions for misselling
The Group estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation from customers who claim reimbursement of bank charges, and misselling of endowment policies and other products. The calculation of provisions for misselling is based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on management’s estimate for each of these three factors. In certain instances, the extent to which the Group is required to uphold claims is driven by binding legal decisions or precedents, as described in Note 37 Contingent liabilities and commitments.
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
Accounting Policies continued
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
         The Consolidated Financial Statements for the year ended 31 December 2007 include a provision charge for misselling in the Retail Banking segment for an amount equal to £nil (2006: £63m, 2005: £10m). In addition, in 2005 claims settled of £70m were charged to administrative expenses. The balance sheet provision decreased from £153m in 2006 to £95m in 2007, reflecting settlement of claims relating to endowments as well as movements on other products. In calculating the misselling provision within the Retail Banking segment, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Had management used different assumptions regarding these factors, a larger or smaller provision for misselling would have resulted in the Retail Banking segment that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2007.
         Specifically, if management’s conclusions as to the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case were different, but within the range of what management deemed to be reasonably possible, the provision charge for misselling (excluding bank charges) in the Retail Banking segment could have decreased in 2007 by up to £29m (2006: £7m, 2005: £21m), with a potential corresponding increase in the Group’s profit on continuing operations before tax in 2007 of up to 3% (2006: 2%, 2005: 6%), or increased by up to £19m (2006: £40m, 2005: £65m), with a potential corresponding decrease in the Group’s profit on continuing operations before tax in 2007 of up to 2% (2006: 9%, 2005: 18%). The actual charge in 2007 was based on what management estimated to be the most probable number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case within the range of reasonably possible outcomes. With respect to the reimbursement of bank charges, the legal and regulatory position is evolving and is currently unclear, as described in Note 37 Contingent liabilities and commitments. As a result, management are not able to quantify reliably a meaningful sensitivity or range of possible outcomes.
(d) Pensions
The Group operates a number of defined benefit pension schemes as described in Note 36 to the Consolidated Financial Statements. The assets of the schemes are measured at their fair values at the balance sheet date. The liabilities of the schemes are estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value using the interest rate applicable to high-quality AA rated corporate bonds of the same currency and term as the scheme liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities, assumptions are made by management as to mortality, price inflation, discount rates, pensions increases, and earnings growth. Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively. Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data.
         The Group considers accounting estimates related to pension provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The Group’s assumptions principally about mortality, but also about price inflation, discount rates, pensions increases, and earnings growth are based on past experience and current economic trends, which are not necessarily an indication of future experience.
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
         The Consolidated Financial Statements for the year ended 31 December 2007 include current year service cost of £67m and a pension scheme deficit of £979m. The current year service cost of £67m (2006: £92m, 2005: £102m) and pension scheme deficit of £979m (2006: £1,034m, 2005: £1,380m) were reduced, reflecting reductions in scheme membership, salary reviews and changes in discount rates. In calculating the current year service cost and deficit, a range of outcomes was calculated based principally on management’s estimates regarding mortality, price inflation, discount rates, pensions increases, and earnings growth. Had management used different assumptions principally regarding mortality, but also price inflation, discount rate, pensions increases, and earnings growth, a larger or smaller charge for pension costs would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2007. Specifically, if management’s conclusions as to mortality, price inflation, discount rates, pensions increases, and earnings growth were different, but within the range of what management deemed to be reasonably possible conclusions, the charge for pension costs could have decreased in 2007 from an actual pension charge of £67m (2006: £92m, 2005: £102m) by up to £13m (2006: £8m, 2005: £5m), with a potential corresponding increase in the Group’s profit on continuing operations before tax in 2007 of up to 2% (2006: 2%, 2005: 1%), or increased by up to £7m (2006: £11m, 2005: £23m), with a potential corresponding decrease in the Group’s profit on continuing operations before tax in 2007 of up to 1% (2006: 3%, 2005: 5%). The actual current year service pension charge of £67m (2006: £92m, 2005: £102m) in 2007 was based on what management estimated to be the most probable mortality, price inflation, discount rates, pensions increases, and earnings growth within the range of reasonably possible values. In addition, if management’s conclusions as to mortality, price inflation, discount rates, pensions increases, and earnings growth were different, but within the range of what management deemed to be reasonably possible conclusions, the value of the deficit at the year end could have decreased in 2007 from an actual of £979m (2006: £1,034m, 2005: £1,380m) by up to £642m (2006: £717m, 2005: £740m), or increased by up to £507m (2006: £297m, 2005: £305m).

Financial Statements
Notes to the Financial Statements
1. Segments
The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:

>	Retail Banking
>	Global Banking & Markets
>	Corporate Banking
>	Wealth Management
>	Group Infrastructure
>	Sold Life Businesses
>	Portfolio Business Unit
In 2007, the Financial Markets business was renamed Santander Global Banking & Markets (‘Global Banking & Markets’), the Corporate banking business was managed and reported separately from the rest of the Global Banking & Markets business, and short-term funding revenue was transferred from Global Banking & Markets to Group Infrastructure. In addition, the 2005 and 2006 results of the asset management businesses that were sold in 2006 have been reclassified from Wealth Management to Retail Banking. The segmental analysis for 2006 and 2005 has been amended to reflect these changes.
         Abbey’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Abbey has seven segments. Retail Banking offers a range of personal banking, savings and mortgage products and services. Global Banking & Markets provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products. Corporate Banking offers banking services principally to small and mid-sized UK companies. It also contains specialised businesses and operations in run down. Wealth Management offers self-invested pension plans, WRAP products and specialist banking services. Group Infrastructure consists of Asset and Liability Management activities, Group Capital and Funding. The Sold Life Businesses offered a range of investment products such as pensions, investment bonds, with-profits bonds, structured products, unit trusts, and endowment life insurance policies, as well as a range of protection products such as term life insurance, critical illness cover and disability cover. The Portfolio Business Unit comprised a number of businesses, assets and portfolios that were inconsistent with Abbey’s strategy, and were sold during 2005. From the end of 2005, no businesses are part of this segment.
         The segment information below is presented on the basis used by Abbey’s Board to evaluate performance, in accordance with IFRS 8. Abbey’s Board reviews discrete financial information for each of its segments, including measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a “trading” basis. The trading basis differs from the statutory basis (described in the Accounting Policies section on pages 68 to 82) as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments are:

>	Reorganisation and other costs – Comprise implementation costs in relation to the strategic change and cost reduction process, as well as certain remediation administration expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.
>	Depreciation of operating lease assets – The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.
>	Profit on part sale of PFS subsidiaries – These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2007, these consisted of the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions. In 2006, the profit on the sale of the Asset Management businesses was similarly excluded.
>	Hedging and certain other mark-to-market variances – The Balance Sheet and Income Statement are subject to mark-to-market volatility including from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.
>	Capital and other charges – Principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively.
Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in total trading income. Interest charged for these funds is based on the Group’s cost of capital.
         Interest receivable and interest payable have not been reported separately. The majority of the revenues from the segments presented below are from interest and the Abbey Board relies primarily on net interest revenues to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.
         Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet.

Financial Statements
Notes to the Financial Statements continued
a) Segmental information

		Global		Wealth	Group	Sold	Portfolio
	Retail	Banking &	Corporate	Manage-	Infra-	Life	Business		Adjust-	Group
	Banking	Markets	Banking	ment	structure	Businesses	Unit	Total	ments	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,615	–	(34)	70	(152)	–	–	1,499	–	1,499
Non-interest income	645	260	127	34	50	–	–	1,116	167	1,283

Total trading income	2,260	260	93	104	(102)	–	–	2,615	167	2,782

Administration expenses	(937)	(105)	(30)	(59)	(105)	–	–	(1,236)	(133)	(1,369)
Depreciation/amortisation	(59)	(2)	–	(2)	–	–	–	(63)	(142)	(205)

Total trading expenses	(996)	(107)	(30)	(61)	(105)	–	–	(1,299)	(275)	(1,574)

Impairment losses on loans and advances	(239)	–	29	(2)	–	–	–	(212)	(132)	(344)

Trading profit / (loss) before tax	1,025	153	92	41	(207)	–	–	1,104	(240)	864
Adjust for:
Reorganisation and other costs	(139)	(6)	–	(1)	(132)	–	–	(278)
Profit on part sale of PFS subsidiaries	–	–	5	–	105	–	–	110
Hedging and certain other mark to market variances	–	–	–	–	(72)	–	–	(72)
Capital and other charges	(81)	–	(8)	19	70	–	–	–

Profit/(loss) from continuing operations before tax	805	147	89	59	(236)	–	–	864

Average number of staff	13,269	389	166	858	221	–	–	14,903

Total assets	114,306	68,060	9,357	211	7,689	–	–	199,623	–	199,623

					Impairment	Provisions	Profit on
	Net	Non		Depreciation	losses on	for other	continuing
	Interest	interest	Administration	and	loans and	liabilities	ops before
	income	income	expenses	amortisation	advances	and charges	tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	–	–	(133)	(13)	(132)	–	(278)
Depreciation on operating lease assets	–	129	–	(129)	–	–	—
Profit on part sale of PFS subsidiaries	–	110	–	–	–	–	110
Hedging and certain other mark to market variances	–	(72)	–	–	–	–	(72)

	–	167	(133)	(142)	(132)	–	(240)

Changes in interest and exchange rates mean that period on period comparisons of gross interest and other trading income and expense are not meaningful and therefore management only consider these items on a net basis. Similarly, management consider the trading income generated by each segment on the basis of the margin earned on the customer relationship. There is therefore no split which is meaningful of trading income between external customers and intra-Group. No analysis of total trading income from external customers and intra-Group is therefore presented.

Financial Statements
Notes to the Financial Statements continued

		Global		Wealth	Group	Sold	Portfolio
	Retail	Banking &	Corporate	Manage-	Infra-	Life	Business		Adjust-	Group
	Banking	Markets	Banking	ment	structure	Businesses	Unit	Total	ments	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,466	–	(46)	62	(146)	–	–	1,336	(108)	1,228
Non-interest income	648	240	125	32	71	–	–	1,116	126	1,242

Total trading income	2,114	240	79	94	(75)	–	–	2,452	18	2,470

Administration expenses	(943)	(92)	(41)	(55)	(149)	–	–	(1,280)	(140)	(1,420)
Depreciation/amortisation	(62)	(1)	–	(3)	(3)	–	–	(69)	(146)	(215)

Total trading expenses	(1,005)	(93)	(41)	(58)	(152)	–	–	(1,349)	(286)	(1,635)

Impairment losses on loans and advances	(273)	–	27	–	(5)	–	–	(251)	(93)	(344)
Provisions for other liabilities and charges	–	–	–	(2)	–	–	–	(2)	(61)	(63)

Trading profit / (loss) before tax	836	147	65	34	(232)	–	–	850	(422)	428
Adjust for:
Reorganisation and other costs	(133)	(9)	–	(5)	(151)	–	–	(298)
Profit on part sale of PFS subsidiaries	–	–	–	–	41	–	–	41
Hedging and certain other mark to market variances	(8)	–	–	–	(37)	–	–	(45)
Capital and other charges	(44)	–	(4)	15	(87)	–	–	(120)

Profit/(loss) from continuing operations before tax	651	138	61	44	(466)	–	–	428

Average number of staff	15,077	420	178	1,309	356	1,917	–	19,257

Total assets	105,214	76,164	7,495	249	2,683	–	–	191,805	–	191,805

					Impairment	Provisions	Profit on
	Net	Non		Depreciation	losses on	for other	continuing
	Interest	interest	Administration	and	loans and	liabilities	ops before
	income	income	expenses	amortisation	advances	and charges	tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	–	–	(128)	(16)	(93)	(61)	(298)
Depreciation on operating lease assets	–	130	–	(130)	–	–	–
Profit on part sale of PFS subsidiaries	–	41	–	–	–	–	41
Hedging and certain other mark to market variances	–	(45)	–	–	–	–	(45)
Capital and other charges	(108)	–	(12)	–	–	–	(120)

	(108)	126	(140)	(146)	(93)	(61)	(422)

Financial Statements
Notes to the Financial Statements continued

		Global		Wealth	Group	Sold	Portfolio
	Retail	Banking &	Corporate	Manage-	Infra-	Life	Business		Adjust-	Group
	Banking	Markets	Banking	ment	structure	Businesses	Unit	Total	ments	Total
2005	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,332	–	(25)	60	(50)	–	9	1,326	(154)	1,172
Non-interest income	608	205	107	26	71	–	61	1,078	105	1,183

Total trading income	1,940	205	82	86	21	–	70	2,404	(49)	2,355

Administration expenses	(1,058)	(90)	(41)	(60)	(116)	–	(1)	(1,366)	(211)	(1,577)
Depreciation/amortisation	(63)	–	–	(3)	–	–	(1)	(67)	(128)	(195)

Total trading expenses	(1,121)	(90)	(41)	(63)	(116)	–	(2)	(1,433)	(339)	(1,772)

Impairment losses on loans and advances	(207)	–	(10)	(1)	–	–	–	(218)	–	(218)
Provisions for other liabilities and charges	3	–	–	(14)	–	–	8	(3)	–	(3)

Trading profit / (loss) before tax	615	115	31	8	(95)	–	76	750	(388)	362
Adjust for:
Reorganisation and other costs	(196)	(5)	–	(2)	(13)	–	–	(216)
Hedging and certain other mark to market variances	3	–	–	–	(21)	–	–	(18)
Capital and other charges	(37)	–	(7)	14	(121)	–	(3)	(154)

Profit/(loss) from continuing operations before tax	385	110	24	20	(250)	–	73	362

Average number of staff	15,538	500	213	1,179	2,712	2,255	–	22,397

Total assets	94,302	76,464	6,724	192	629	28,699	24	207,034	–	207,034

					Impairment	Provisions	Profit on
	Net	Non		Depreciation	losses on	for other	continuing
	Interest	interest	Administration	and	loans and	liabilities	ops before
	income	income	expenses	amortisation	advances	and charges	tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	–	–	(211)	(5)	–	–	(216)
Depreciation on operating lease assets	–	123	–	(123)	–	–	–
Hedging and certain other mark to market variances	–	(18)	–	–	–	–	(18)
Capital and other charges	(154)	–	–	–	–	–	(154)

	(154)	105	(211)	(128)	–	–	(388)

b) Geographical information

	2007	2006	2005
	£m	£m	£m

Total operating income
United Kingdom	2,678	2,370	2,352
Other	104	100	3

	2,782	2,470	2,355

Total assets other than financial instruments and deferred tax assets
United Kingdom	2,809	2,606
Other	2	3

	2,811	2,609

Financial Statements
Notes to the Financial Statements continued
2. Net interest income

	Group
	2007	2006	2005
	£m	£m	£m

Interest and similar income:
Loans and advances to banks	227	141	73
Loans and advances to customers	6,747	5,458	5,287
Other interest earning financial assets	69	45	59

Total interest and similar income	7,043	5,644	5,419

Interest expense and similar charges:
Deposits by banks	200	101	9
Deposits by customers	2,905	2,514	2,578
Debt securities in issue and other borrowed funds	1,726	1,269	1,175
Other interest bearing financial liabilities	713	532	485

Total interest expense and similar charges	5,544	4,416	4,247

Net interest income	1,499	1,228	1,172

3. Net fee and commission income

	Group
	2007	2006	2005
	£m	£m	£m

Fee and commission income:
Insurance	201	200	176
Banking fees	450	473	467
Fund management fees	134	116	108

Total fee and commission income	785	789	751

Fee and commission expense:
Other fees paid	90	90	107

Total fee and commission expense	90	90	107

Net fee and commission income	695	699	644

4. Other operating income, net

	Group
	2007	2006	2005
	£m	£m	£m

Income from operating lease assets	245	243	231
Income on assets held at fair value through profit or loss	368	188	241
Expense on liabilities held at fair value through profit or loss	(382)	(261)	(318)
Gains/(losses) on derivatives managed with assets and liabilities held at fair value through profit or loss	(19)	(27)	(100)
Profit on sale of a non-controlling interest in subsidiary undertakings	105	–	–
Profit on sale of subsidiary undertakings	7	41	60
Profit on sale of fixed assets	5	1	4
Other	(2)	(51)	(51)

	327	134	67

5. Administration expenses

	Group
	2007	2006	2005
	£m	£m	£m

Staff costs:
Wages and salaries	529	550	610
Social security costs	42	43	53
Pensions costs: – defined contribution plans	7	4	4
– defined benefit plans	62	81	92
Other personnel costs	77	88	97

	717	766	856
Property, plant and equipment expenses	191	204	189
Information technology expenses	195	175	151
Other administrative expenses	266	275	381

	1,369	1,420	1,577

6. Depreciation and amortisation

	Group
	2007	2006	2005
	£m	£m	£m

Depreciation of property, plant and equipment excluding operating lease assets	76	85	72
Depreciation of operating lease assets	129	130	123

	205	215	195

Financial Statements
Notes to the Financial Statements continued
7. Audit and other services
The fees for audit and other services payable to the Company’s auditors, Deloitte & Touche LLP, are analysed as follows:

	Group
	2007	2006	2005
	£m	£m	£m

Audit fees:
Fees payable to the Company’s auditors for the audit of the Group’s annual accounts	1.0	1.7	1.1
Fees payable to the Company’s auditors and its associates for the audit of the Company’s subsidiaries pursuant to legislation	1.8	1.6	3.6

Total audit fees	2.8	3.3	4.7

Non-audit fees:
– Other services pursuant to legislation	1.4	1.5	2.1
– Tax services	–	0.1	–
– Other services	0.7	0.8	0.6

Total non-audit fees	2.1	2.4	2.7

In 2006, fees payable to the Company’s auditors for the audit of the Group’s annual accounts of £1.7m includes £0.6m related to the audit of entities that were disposed of during the year. In 2005, fees relating to the audit of these entities were included in fees payable to the Company’s auditors and its associates for the audit of the Company’s subsidiaries pursuant to legislation.
         Other services pursuant to legislation relate to services carried out by the auditors in relation to statutory and regulatory filings of the Company and its associates. Of this category, £1.0m (2006: £0.3m) accords with the definition of “Audit fees” per U.S. Securities and Exchange Commission guidance, and the remaining £0.4m (2006: £1.2m) accords with the definition of “Audit related fees” per that guidance.
         Tax services relate to compliance services on the Group’s tax affairs.
         Other services relates to advice on accounting matters and accords with the definition of “Audit related fees” per U.S. Securities and Exchange Commission guidance.
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
8. Impairment losses/(recoveries) on loans and advances

	Group
	2007	2006	2005
	£m	£m	£m

Impairment losses on loans and advances to customers	388	385	255
Recoveries of loans and advances to customers	(44)	(41)	(37)

	344	344	218

9. Taxation expense

	Group
	2007	2006	2005
	£m	£m	£m

Current tax:
UK corporation tax on profit of the year	122	41	121
Adjustments and reclassifications in respect of prior periods	(31)	120	(1)

Total current tax	91	161	120

Deferred tax:
Current year	68	82	(20)
Adjustments and reclassifications in respect of prior periods	20	(128)	8

Total deferred tax	88	(46)	(12)

Tax on profit for the year	179	115	108

Domestic income tax is calculated at 30% (2006: 30%, 2005: 30%) of the estimated assessable profits for the year. The standard rate of UK corporation tax will reduce from 30% to 28% with effect from 1 April 2008. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Financial Statements
Notes to the Financial Statements continued
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the parent as follows:

	Group
	2007	2006	2005
	£m	£m	£m

Profit before tax	864	428	362

Tax calculated at a tax rate of 30% (2006: 30%, 2005: 30%)	259	128	109
Non taxable gain on sale of subsidiary undertakings	(33)	(12)	(7)
Non deductible preference dividends paid	9	17	15
Effect of non-allowable provisions and other non-equalised items	(10)	1	44
Underlying tax relief on overseas dividends	–	–	(51)
Non-taxable dividend income	(3)	(5)	(7)
Impairment of goodwill	–	–	(1)
Effect of non-UK profits and losses	(11)	(4)	(1)
Utilisation of capital losses for which credit not previously recognised	(11)	(2)	–
Effect of change in tax rate on deferred tax provision	(10)	–	–
Adjustment to prior year provisions	(11)	(8)	7

Income tax expense	179	115	108

In addition to the income tax expense charged to profit or loss, a deferred tax asset of £9m (2006: liability of £66m, 2005: asset of £46m) has been recognised in equity in the year. Further information about deferred income tax is presented in Note 25.
10. Profit / (loss) on ordinary activities after tax
The profit after tax of the Company attributable to the shareholders is £351m (2006: loss £128m, 2005 profit £691m). As permitted by Section 230 of the Companies Act 1985, the Company’s income statement has not been presented in these Consolidated Financial Statements.
11. Discontinued operations
In 2006, the Company sold its entire life insurance business to Resolution plc for cash consideration of approximately £3.6bn. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. The life insurance businesses, which constituted the Sold Life Businesses segment, qualify as discontinued operations. The results, and loss on sale, of the discontinued operations were as follows:

	Group
	2007	2006	2005
	£m	£m	£m

Total income net of insurance claims	–	236	385
Total operating expenses	–	(73)	(151)
Impairment losses on intangible assets	–	(69)	–

Profit of discontinued operations before tax	–	94	234
Taxation expense	–	(75)	(68)

Profit of discontinued operations	–	19	166
Loss on sale of discontinued operations before and after tax	–	(264)	–

(Loss) / profit for the year from discontinued operations	–	(245)	166

12. Cash and balances with central banks

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Cash in hand	365	334	365	334
Balances with central banks	673	554	667	554

	1,038	888	1,032	888

Financial Statements
Notes to the Financial Statements continued
13. Trading assets

	Group
	2007	2006
	£m	£m

Loans and advances to banks	8,847	9,757
Loans and advances to customers	17,255	19,993
Debt securities	28,831	29,810
Equity securities	1,494	2,754

	56,427	62,314

Debt securities can be analysed by type of issuer as follows:

	Group
	2007	2006
	£m	£m

Issued by public bodies:
– Government securities	3,722	2,463
Issued by other issuers:
– Bank and building society certificates of deposit	9,679	10,839
Other debt securities	15,430	16,508

	28,831	29,810

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2007	2006
	£m	£m

Debt securities:
– Listed in the UK	8,054	3,508
– Listed elsewhere	11,064	14,845
– Unlisted	9,713	11,457

	28,831	29,810

Equity securities:
– Listed in the UK	965	1,850
– Listed elsewhere	529	904

	1,494	2,754

The Company has no trading assets (2006: nil).
14. Derivative financial instruments
All derivatives are required to be classified as held for trading and held at fair value through profit or loss. Derivatives are held for trading or for risk management purposes. Abbey chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.
Derivatives held for trading purposes
Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities, its objectives are to gain value by:

>	Marketing derivatives to end users and hedging the resulting exposures efficiently; and
>	The management of trading exposure reflected on the Group’s balance sheet.
         Trading derivatives include interest rate, cross currency, equity, property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.
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
         The table in the risk management report on page 43 summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

Financial Statements
Notes to the Financial Statements continued
Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases, the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged. The fair values of derivative instruments held both for trading and hedging purposes are set out in the following tables. The tables below show the contract or underlying principal amounts, positive and negative fair values of derivatives analysed by contract. Contract or notional amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts of risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates at the balance sheet date.
         Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship are classified as derivatives held for trading in the table below. Derivatives that have been designated as in a hedging relationship are classified as derivatives held for fair value hedging below.

	Group
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	28,386	816	823
- Foreign exchange swaps and forwards	21,524	256	260

	49,910	1,072	1,083

Interest rate contracts:
- Interest rate swaps	436,212	5,211	5,724
- Caps, floors and swaptions	42,318	649	621
- Futures (exchange traded)	29,383	88	–
- Forward rate agreements	148,742	76	78

	656,655	6,024	6,423

Equity and credit contracts:
- Equity index and similar products	15,204	847	1,820
- Equity index options (exchange traded)	6,009	556	216
- Credit default swaps and similar products	35,588	1,020	186

	56,801	2,423	2,222

Total derivative assets and liabilities held for trading	763,366	9,519	9,728

	Group
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	2,425	–	–
Interest rate contracts:
- Interest rate swaps	39,629	432	203

Total derivative assets and liabilities held for fair value hedging	42,054	432	203

Total recognised derivative assets and liabilities	805,420	9,951	9,931

	Company
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	7,654	25	194
Interest rate contracts:
- Interest rate swaps	48,531	181	343
- Caps, floors and swaptions	424	–	4

	48,955	181	347

Equity and credit contracts:
- Equity index and similar products	564	120	208

Total derivative assets and liabilities held for trading	57,173	326	749

	Company
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	998	222	–
Interest rate contracts:
- Interest rate swaps	4,207	141	302

Total derivative assets and liabilities held for fair value hedging	5,205	363	302

Total recognised derivative assets and liabilities	62,378	689	1,051

Financial Statements
Notes to the Financial Statements continued

	Group
	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	11,745	182	372
- Foreign exchange swaps and forwards	3,620	1	88

	15,365	183	460

Interest rate contracts:
- Interest rate swaps	366,812	5,125	5,712
- Caps, floors and swaptions	42,244	628	555
- Futures (exchange traded)	37,850	86	–
- Forward rate agreements	68,250	19	20

	515,156	5,858	6,287

Equity and credit contracts:
- Equity index and similar products	23,262	1,026	2,337
- Equity index options (exchange traded)	5,282	438	220
- Credit default swaps and similar products	23,906	104	81

	52,450	1,568	2,638

Total derivative assets and liabilities held for trading	582,971	7,609	9,385

	Group
	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	14,720	102	833
Interest rate contracts:
- Interest rate swaps	24,919	625	–

Total derivative assets and liabilities held for fair value hedging	39,639	727	833

Total recognised derivative assets and liabilities	622,610	8,336	10,218

	Company
	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	829	22	36
Interest rate contracts:
- Interest rate swaps	41,535	190	130
- Caps, floors and swaptions	253	1	4

	41,788	191	134

Equity and credit contracts:
- Equity index and similar products	577	66	181

Total derivative assets and liabilities held for trading	43,194	279	351

	Company
	Contract/ notional	Fair value	Fair value
2006	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	1,398	210	24
Interest rate contracts:
- Interest rate swaps	4,119	157	306

Total derivative assets and liabilities held for fair value hedging	5,517	367	330

Total recognised derivative assets and liabilities	48,711	646	681

Gains or losses arising from fair value hedges

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Gains/(losses):
On hedging instruments	(413)	(600)	26	(174)
On the hedged items attributable to hedged risk	449	610	(28)	182

Hedge ineffectiveness	36	10	(2)	8

Financial Statements
Notes to the Financial Statements continued
15. Financial assets designated at fair value

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Loans and advances to banks	–	37	–	–
Loans and advances to customers	5,701	5,353	54	66
Debt securities	6,082	3,323	7,446	–

	11,783	8,713	7,500	66

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis. The following assets have been designated at fair value through profit or loss:
(a)	Loans and advances to customers, representing loans secured on residential property to housing associations. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.
(b)	Debt securities in issue representing holdings of asset-backed securities. They are managed, and their performance is evaluated, on a fair value basis in accordance with a documented investment strategy and information about them is provided internally on that basis to the Group’s key management personnel.
The maximum exposure to credit risk on the financial assets held at fair value through profit or loss at the balance sheet date was £10,913m (2006: £8,091m) for the Group and £54m (2006: £66m) for the Company. The maximum exposure was mitigated by the Group having a charge over the residential properties in respect of lending to housing associations. Of the movement in the fair value of the loans and advances to banks, loans and advances to customers and debt securities an amount of £83m (2006: £nil) was due to changes in credit spreads.
         Debt securities can be analysed by listing status as follows:

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Listed in the UK	304	–	–	–
Listed elsewhere	5,510	2,725	7,446	–
Unlisted	268	598	–	–

	6,082	3,323	7,446	–

16. Loans and advances to banks

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Placements with other banks	1,801	728	1,171	295
Amounts due from parent	1,640	1,514	1,018	1,500
Amounts due from subsidiaries	–	–	38,496	39,916

	3,441	2,242	40,685	41,711

	Group		Company
	2007	2006	2007	2006
Repayable:	£m	£m	£m	£m

On demand	1,271	294	5,771	1,210
In not more than 3 months	940	194	3,791	3,109
In more than 3 months but not more than 1 year	204	15	3,822	691
In more than 1 year but not more than 5 years	–	239	20,930	22,129
In more than 5 years	1,026	1,500	6,371	14,572

	3,441	2,242	40,685	41,711

17. Loans and advances to customers

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Advances secured on residential properties	105,169	96,918	105,156	96,899
Corporate loans	1,302	353	17	7
Finance leases	–	1	–	1
Other secured advances	2,962	2,306	2,889	2,185
Other unsecured advances	3,265	4,104	3,258	4,103
Amounts due from subsidiaries	–	–	310	677

Loans and advances to customers	112,698	103,682	111,630	103,872

Less: loan loss allowances	(551)	(536)	(654)	(623)

Loans and advances to customers, net of loan loss allowances	112,147	103,146	110,976	103,249

Financial Statements
Notes to the Financial Statements continued

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Repayable:
On demand	331	635	291	1,219
In no more than 3 months	1,657	1,865	610	1,477
In more than 3 months but not more than 1 year	1,983	2,362	2,121	2,432
In more than 1 year but not more than 5 years	12,725	13,178	12,681	13,129
In more than 5 years	96,002	85,642	95,927	85,615

Loans and advances to customers	112,698	103,682	111,630	103,872

Less: loan loss allowances	(551)	(536)	(654)	(623)

Loans and advances to customers, net of loan loss allowances	112,147	103,146	110,976	103,249

The loans and advances to customers in the above table have the following interest rate structures:

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Fixed rate	56,031	35,398	55,942	35,141
Variable rate	56,667	68,284	55,688	68,731
Less: loan loss allowances	(551)	(536)	(654)	(623)

	112,147	103,146	110,976	103,249

Movement in loan loss allowances:

	Loans secured		Other	Other
	on residential	Finance	secured	unsecured
	property	leases	advances	advances	Total
Group	£m	£m	£m	£m	£m

As at 1 January 2007	105	1	76	354	536
Charge/(release) to the income statement	80	–	(12)	320	388
Write offs	(9)	(1)	(24)	(339)	(373)

At 31 December 2007	176	–	40	335	551

As at 1 January 2006	56	3	123	212	394
Charge/(release) to the income statement	60	–	(22)	348	386
Write offs	(11)	(2)	(25)	(206)	(244)

At 31 December 2006	105	1	76	354	536

	Loans secured	Amounts		Other	Other
	on residential	due from	Finance	secured	unsecured
	property	subsidiaries	leases	advances	advances	Total
Company	£m	£m	£m	£m	£m	£m

As at 1 January 2007	105	161	1	4	352	623
Charge/(release) to the income statement	80	(25)	–	8	316	379
Write offs	(9)	–	(1)	(1)	(337)	(348)

At 31 December 2007	176	136	–	11	331	654

As at 1 January 2006	48	186	3	6	210	453
Charge/(release) to the income statement	60	(25)	–	1	374	410
Write offs	(3)	–	(2)	(3)	(232)	(240)

At 31 December 2006	105	161	1	4	352	623

During 2006, with respect to unsecured loan books no longer open to new business, the maturity of the books enabled management to refine the estimates of the likelihood of the assets leading to loss and the loss thereby incurred.
18. Securitisation of assets
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
         Abbey National plc makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors or Abbey National plc.

Financial Statements
Notes to the Financial Statements continued
The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator. Using this structure, Abbey has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the Securitisation Companies, Holmes Financing No.s 1, 6-10 plc and Holmes Master Issuer plc.
         Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitisation Companies or holders of the Securities and do not intend to provide such further support. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitisation Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
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
         In March, June and December 2007, Holmes Funding Limited acquired, at book value, an additional beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of £18.8bn was acquired through borrowing from Holmes Master Issuer plc, which funded its advance to Holmes Funding Limited through the issue of mortgage backed securities. The £7.3bn of mortgage backed securities issued in December were acquired by Abbey National plc. It is intended that any future issues will continue to be made from Holmes Master Issuer plc. In October 2007 the remaining mortgage backed securities in issue in Holmes Financing (No. 2) plc were redeemed. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £8.0bn at 31 December 2007.
         The balances of assets securitised and non-recourse finance at 31 December 2007 were as follows:

		Gross assets securitised	Non-recourse finance
Securitisation company	Closing date of securitisation	£m	£m

Holmes Financing (No. 1) plc	26 July 2000	275	275
Holmes Financing (No. 6) plc	7 November 2002	546	616
Holmes Financing (No. 7) plc	26 March 2003	658	658
Holmes Financing (No. 8) plc	1 April 2004	2,003	2,003
Holmes Financing (No. 9) plc	8 December 2005	2,779	2,779
Holmes Financing (No. 10) plc	8 August 2006	3,200	3,200
Holmes Master Issuer plc – 2006/1	28 November 2006	2,618	2,618
Holmes Master Issuer plc – 2007/1	28 March 2007	4,301	5,672
Holmes Master Issuer plc – 2007/2	20 June 2007	5,855	5,855
Holmes Master Issuer plc – 2007/3	21 December 2007	7,259	7,259
Beneficial interest in Holmes Trustees Limited		7,954	–

		37,448	30,935

The gross assets securitised represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the securitisation companies. The beneficial interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.
         The securitisation vehicles have placed cash deposits totalling £1.4bn, which have been accumulated to finance the redemption of a number of securities issued by the securitisation companies. The securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount. Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.
         A summarised aggregated income statement for the years ended 31 December 2007, 2006 and 2005 and a summarised aggregated balance sheet at 31 December 2007 and 2006 for the above companies are set out below:
Income statement for the year ended 31 December

	Securitisation companies
	2007	2006	2005
	£m	£m	£m

Net interest income	35	21	22
Other operating income/(expenses)	35	67	(50)
Administrative expenses	(1)	–	(2)
Impairment losseson loans and advances	(8)	(4)	(3)
Taxation expense	(17)	(25)	9

Profit/(loss) for the year	44	59	(24)

Financial Statements
Notes to the Financial Statements continued
Balance sheet as at 31 December

	Securitisation companies
	2007	2006
	£m	£m

Derivative financial instruments	866	169
Loans and advances to banks	2,375	2,767
Loans and advances to customers	29,569	15,189
Other assets	11	3

Total assets	32,821	18,128

Deposits by banks	743	410
Derivative financial instruments	588	712
Debt securities in issue	31,357	16,941
Other liabilities	47	23

Total liabilities	32,735	18,086
Retained earnings	86	42

Total liabilities and equity	32,821	18,128

Issues under the Euro 12bn covered bond programme are not included in the tables above. For more information, see Note 31.
19. Available for sale securities

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Debt securities	8	8	8	8
Equity securities	32	15	20	4

	40	23	28	12

Maturities of debt securities:

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Due in more than one year but not more than 5 years	8	8	8	8

All debt securities in issue are unlisted, have fixed coupons and comprise other debt securities issued by non-public bodies.
         Equity securities do not bear interest. Equity securities can be analysed by listing status as follows:

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Listed in the UK	12	13	–	2
Listed elsewhere	–	1	–	1
Unlisted	20	1	20	1

	32	15	20	4

The movement in available for sale securities can be summarised as follows:

	Group	Company
	£m	£m

At 1 January 2007	23	12
Disposals (sale and redemption)	(2)	(2)
Movement in fair value	19	18

At 31 December 2007	40	28

	Group	Company
	£m	£m

At 1 January 2006	13	272
Additions	9	9
Disposals (sale and redemption)	–	(269)
Movement in fair value	1	–

At 31 December 2006	23	12

Financial Statements
Notes to the Financial Statements continued
20. Investment in subsidiary undertakings
Investments in subsidiaries are held at cost subject to impairment. The movement in shares in Group undertakings was as follows:

	Company
	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2007	5,148	(222)	4,926
Additions	418	–	418
Disposals	(353)	29	(324)
Write-back of impairments	–	33	33

At 31 December 2007	5,213	(160)	5,053

	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2006	9,895	(1,205)	8,690
Additions	54	(2)	52
Disposals	(4,801)	965	(3,836)
Write-back of impairments	–	20	20

At 31 December 2006	5,148	(222)	4,926

On 17 December 2007, Abbey National plc sold 100% of its shareholdings in James Hay, Cater Allen and Abbey Sharedealing to Santander Private Banking UK Limited, at the time of the transaction a 100% owned direct subsidiary of Abbey National plc, for a total cash consideration of £414m. The companies sold were Cater Allen Limited, Abbey Stockbrokers Limited, Abbey Stockbrokers (Nominees) Limited, James Hay Holdings Limited, James Hay Wrap Managers Limited, James Hay Insurance Company Limited, James Hay Administration Company Limited, James Hay Pension Trustees Limited and Sarum Trustees Limited. Subsequently, on 17 December 2007, Abbey National plc sold 49% of its shareholding in Santander Private Banking UK Limited to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m.
         In 2006, Abbey sold its entire life insurance business to Resolution plc for cash consideration of approximately £3.6bn. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.
         On 31 December 2006, Abbey National plc sold its entire asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander, S.A. for a total cash consideration of £134m. The asset management companies sold were Abbey National Asset Managers Limited (now called Santander Asset Management UK Limited), Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited (now called Santander Unit Trust Managers UK Limited) and Inscape Investments Limited (now called Santander Portfolio Management UK Limited).
         The principal subsidiaries of Abbey National plc at 31 December 2007 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 231(5) of the Companies Act 1985, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 231(6)(b) of the Companies Act 1985.

			Country of incorporation
Principal subsidiary	Nature of business	% Interest held	or registration

Abbey National Treasury Services plc	Treasury operations	100%	England & Wales
Abbey National International Limited*	Personal finance	100%	Jersey
Cater Allen International Limited*	Securities financing	100%	England & Wales
Cater Allen Limited*	Bank, deposit taker	51%	England & Wales
Abbey National North America LLC*	Funding	100%	United States
Abbey National Securities Inc*	Securities financing	100%	United States
Porterbrook Leasing Company Limited*	Leasing	100%	England & Wales

*	Held indirectly through subsidiary companies.
All the above companies are included in the Consolidated Financial Statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries, except for Cater Allen Limited as described above. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US and the Cayman Islands. Abbey National plc has branches in the Isle of Man and Northern Ireland. Abbey National International Limited has a branch in the Isle of Man.

Financial Statements
Notes to the Financial Statements continued
21. Investment in associated undertakings
The movement in interests in associated undertakings was as follows:

	Group	Company
	£m	£m

At 1 January 2007	22	25
Additional investment	8	8
Share of results	(1)	–

At 31 December 2007	29	33

	Group	Company
	£m	£m

At 1 January 2006	24	24
Additional investment	19	19
Capital reduction	(18)	(18)
Dividends received	(3)	–

At 31 December 2006	22	25

The principal associated undertakings at 31 December 2007 were:

	Country of	Assets	Liabilities	Income	Expense	% interest
Name and nature of business	incorporation	£m	£m	£m	£m	held

PSA Finance plc, personal finance	England and Wales	8	(1)	(4)	1	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	592	(542)	(34)	39	49.9

The principal associated undertakings at 31 December 2006 were:

	Country of	Assets	Liabilities	Income	Expense	% interest
Name and nature of business	incorporation	£m	£m	£m	£m	held

PSA Finance plc, personal finance	England and Wales	7	(3)	(6)	2	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	400	(360)	(28)	32	49.9

All associated undertakings are unlisted and have a year-end of 31 December. PSA Finance plc has a branch registered in Northern Ireland.
22. Intangible assets
a) Goodwill

	Group
	2007	2006
	£m	£m

Cost
At 1 January	112	776
Disposals	–	(664)

At 31 December	112	112

Accumulated impairment
At 1 January	22	640
Impairment losses	–	46
Disposals	–	(664)

At 31 December	22	22

Net book value	90	90

Impairment of Goodwill
During 2007 there was no impairment of goodwill (2006: £46m, 2005: nil). In 2006, the impairment was recognised upon classification of the life insurance businesses as held for sale on announcement of the sale in June 2006. Impairment testing in respect of goodwill is performed annually and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount: the higher of the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis.

Financial Statements
Notes to the Financial Statements continued
The following cash-generating unit includes in its carrying value goodwill that comprises the goodwill reported by Abbey. The cash-generating unit does not carry on its balance sheet any intangible assets with indefinite useful lives, other than goodwill.

		Goodwill
Significant		2007	2006		Key	Discount	Growth
Business Division	Cash Generating Unit	£m	£m	Basis of valuation	assumptions	rate	rate

Retail Banking	Cater Allen Private Bank	90	90	Value in use: cash flow	3 year plan	8.95%	2.25%

b) Other intangibles

	Group
	Trademarks	Distribution channels	Total
	£m	£m	£m

Cost
At 1 January 2006	24	235	259
Disposals	(24)	(235)	(259)

At 31 December 2006	–	–	–

Accumulated amortisation / impairment
At 1 January 2006	5	219	224
Impairment losses	18	15	33
Charge for the year	1	1	2
Disposals	(24)	(235)	(259)

At 31 December 2006	–	–	–

Net book value	–	–	–

In 2006, the Group sold its entire life insurance business to which the trademarks and distribution channels above related.
23. Property, plant and equipment (excluding operating lease assets)

	Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2007	55	432	261	748
Additions	23	66	103	192
Disposals	(4)	(19)	(5)	(28)

At 31 December 2007	74	479	359	912

Accumulated depreciation:
At 1 January 2007	14	245	74	333
Depreciation charge for the year	6	56	14	76
Disposals	(2)	(18)	(5)	(25)

At 31 December 2007	18	283	83	384

Net book value	56	196	276	528

	Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2006	46	1,043	347	1,436
Additions	15	71	103	189
Disposals	(6)	(682)	(189)	(877)

At 31 December 2006	55	432	261	748

Accumulated depreciation:
At 1 January 2006	12	850	260	1,122
Depreciation charge for the year	5	77	3	85
Disposals	(3)	(682)	(189)	(874)

At 31 December 2006	14	245	74	333

Net book value	41	187	187	415

Financial Statements
Notes to the Financial Statements continued

	Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2007	47	406	186	639
Additions	23	60	98	181
Disposals	(2)	(13)	(5)	(20)

At 31 December 2007	68	453	279	800

Accumulated depreciation:
At 1 January 2007	10	230	5	245
Depreciation charge	6	53	13	72
Disposals	(1)	(12)	(5)	(18)

At 31 December 2007	15	271	13	299

Net book value	53	182	266	501

	Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2006	38	1,017	199	1,254
Additions	15	66	98	179
Disposals	(6)	(677)	(110)	(793)

At 31 December 2006	47	406	187	640

Accumulated depreciation:
At 1 January 2006	9	834	113	956
Depreciation charge	4	73	2	79
Disposals	(3)	(677)	(110)	(790)

At 31 December 2006	10	230	5	245

Net book value	37	176	182	395

At 31 December 2007 capital expenditure contracted, but not provided for was £nil (2006: £7m, 2005: £17m) in respect of property, plant and equipment. Of the carrying value as at 31 December 2007, £163m (2006: £179m) related to assets under construction.
24. Operating lease assets

	Group
	2007	2006
	£m	£m

Cost
At 1 January	3,275	3,252
Additions	215	41
Disposals	(16)	(18)

At 31 December	3,474	3,275

Depreciation and impairment
At 1 January	1,193	1,080
Charge for the year	129	130
Impairment charge	4	–
Disposals	(16)	(17)

At 31 December	1,310	1,193

Net book value	2,164	2,082

The operating lease assets of the Group consist of trains and related assets. Of the carrying value as at 31 December 2007, £162m (2006: £1m) related to assets under construction. The Company has no operating lease assets.
         Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2007	2006
	£m	£m

In no more than 1 year	296	228
In more than 1 year but no more than 5 years	991	636
In more than 5 years	678	338

	1,965	1,202

Contingent rents recognised as income	–	–

Capital expenditure which has been contracted, but not provided for in the financial statements	258	93

Financial Statements
Notes to the Financial Statements continued
25. Deferred tax
Deferred income taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The effective rate for 2007 is 28.1% (2006: 30%, 2005: 30%).
          The movement on the deferred tax account is as follows:

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

At 1 January	240	(90)	747	702
Income statement charge – continuing operations	(88)	46	(103)	109
Income statement charge – discontinued operations	–	(56)	–	–
Credited/ (charged) to equity	9	(66)	10	(54)
Disposal of subsidiary undertaking	(40)	406	(40)	(10)

At 31 December	121	240	614	747

Deferred tax assets and liabilities are attributable to the following items:

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Deferred tax liabilities
Accelerated tax depreciation	(463)	(483)	–	–
Other temporary differences	(81)	(81)	(6)	–

	(544)	(564)	(6)	–

Deferred tax assets
Pensions and other post retirement benefits	275	310	275	310
Accelerated book depreciation	45	64	41	58
IAS 32 & IAS 39 transitional adjustments	135	158	91	110
Other temporary differences	64	78	67	75
Tax losses carried forward	146	194	146	194

	665	804	620	747

The aggregate current and deferred tax relating to items charged or credited to equity is:

		Group				Company
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Pensions and other post retirement benefits	300	309	398	301	309	363

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
          The deferred tax charge in the income statement comprises the following temporary differences:

	Group
	2007	2006	2005
	£m	£m	£m

Accelerated tax depreciation	1	36	(83)
Pensions and other post-retirement benefits	(4)	(27)	7
IAS 32 & IAS 39 transition adjustments	(23)	(16)	(28)
Tax losses carried forward	(48)	105	89
Other temporary differences	(14)	(52)	27

	(88)	46	12

At the balance sheet date the aggregate amount of the temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £84m (2006: £58m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Financial Statements
Notes to the Financial Statements continued
26. Other assets

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Trade and other receivables	746	2,341	541	597
Prepayments	48	46	45	41
Accrued income	12	14	–	–
General insurance assets	100	106	100	106

	906	2,507	686	744

27. Deposits by banks

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Items in the course of transmission	786	363	769	354
Sale and repurchase agreements	–	251	–	–
Amounts due to subsidiaries	–	–	59,005	60,767
Other deposits	7,137	6,042	24	2

	7,923	6,656	59,798	61,123

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Repayable:
On demand	416	102	2,060	3,487
In not more than 3 months	7,256	6,554	13,838	22,937
In more than 3 months but not more than 1 year	251	–	7,845	2,377
In more than 1 year but not more than 5 years	–	–	31,045	27,905
In more than 5 years	–	–	5,010	4,417

	7,923	6,656	59,798	61,123

28. Deposits by customers

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Retail deposits	67,208	63,994	59,187	56,695
Amounts due to subsidiaries	–	–	34,623	21,968
Wholesale deposits by customers	2,442	2,525	1,877	1,441

	69,650	66,519	95,687	80,104

Repayable:
In no more than 3 months	64,204	62,578	59,588	59,709
In more than 3 months but no more than 1 year	3,579	2,279	3,322	1,617
In more than 1 year but not more than 5 years	1,728	1,267	5,687	4,060
In more than 5 years	139	395	27,090	14,718

	69,650	66,519	95,687	80,104

Contracts involving the receipt of cash on which customers received an index linked return are accounted for in substance as equity index linked deposits. Retail deposits and wholesale deposits by customers are interest-bearing.

Financial Statements
Notes to the Financial Statements continued
29. Trading liabilities

	Group
	2007	2006
	£m	£m

Deposits by banks	19,632	30,099
Deposits by customers	20,498	11,139
Short positions in securities	2,252	4,600
Debt securities in issue	12,534	11,766

	54,916	57,604

Equity index-linked deposits Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits, and classified as deposits by customers within trading liabilities. Equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. The total fair value of equity index-linked deposits was £2,455m at 31 December 2007 (2006: £2,546m). There are two principal product types.
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
          Equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the income statement. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. The embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, there is no requirement to bifurcate the embedded derivative in the equity index-linked deposits.
The Company has no trading liabilities.
30. Financial liabilities designated at fair value

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Debt securities in issue	7,538	8,151	–	–

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis. The “fair value option” has been used where debt securities in issue would otherwise be measured at amortised cost, and the associated derivatives used to economically hedge the risk are held at fair value. No material amount of the movements in the fair value of the above debt securities in issue reflects any element of the Group’s own credit risk. The amount that would be required to be contractually paid at maturity of the debt securities in issue above is £257m (2006: £113m) higher than the carrying value.
31. Debt securities in issue

	Group			Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Bonds and medium term notes	29,613	23,149	–	–
Other debt securities in issue	6,099	5,849	–	4

	35,712	28,998	–	4

Financial Statements
Notes to the Financial Statements continued
A breakdown, by issue currency, of the above is as follows:

				Group		Company
	Interest Rate	Maturity	2007	2006	2007	2006
			£m	£m	£m	£m

Euro	2.00% - 3.99%	Up to 2010	–	674	–	–
		2011 - 2019	1,406	1,356	–	–
		2020 - 2029	–	503	–	–
		2030 - 2040	–	598	–	–
	4.00% - 4.99%	Up to 2010	1,476	–	–	–
		2020 - 2029	1,063	–	–	–
	5.00% - 7.99%	Up to 2010	–	1,568	–	–
		2020 - 2029	3,887	2,371	–	–
		2030 - 2040	2,679	990	–	–

US Dollar	2.00% - 3.99%	Up to 2010	1,496	–	–	–
	4.00% - 6.87%	Up to 2010	5,351	5,910	–	–
		2011 - 2019	1,102	2,662	–	–
		2020 - 2029	4,509	1,000	–	–
		2030 - 2040	3,831	2,559	–	–
	7.00% - 8.99%	Up to 2010	–	1,458	–	–
		2011 to 2040	35	–	–	–

Pounds Sterling	2.00% - 4.99%	Up to 2010	–	6	–	4
	5.00% - 5.99%	Up to 2010	378	1,494	–	–
		2011 - 2019	–	1,470	–	–
		2020 - 2029	–	405	–	–
		2030 - 2040	–	3,374	–	–
	6.00% - 6.87%	Up to 2010	776	–	–	–
		2011 - 2019	1,439	–	–	–
		2020 - 2029	1,469	–	–	–
		2030 - 2040	4,408	143	–	–
	7.00% - 8.99%	Up to 2010	–	343	–	–
		2011 - 2040	113	–	–	–

Other currencies	0.00% - 5.99%	Up to 2010	–	114	–	–
	6.00% - 6.87%	2020 - 2029	294	–	–	–

			35,712	28,998	–	4

In 2007 no new issuances were made under the Euro 12bn covered bond programme established in 2005 (2006: one issue of £1bn).
32. Other borrowed funds

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

£300m Step Up Callable Perpetual Reserve Capital Instruments	308	309	308	309
$500m Tier One Perpetual Subordinated Debt Instruments	–	247	–	247
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	182	182	182	182
$1,000m Non-Cumulative Trust Preferred Securities	585	573	–	–
£325m Sterling Preference Shares	344	344	344	344

	1,419	1,655	834	1,082

Financial Statements
Notes to the Financial Statements continued
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
$500m Tier One Perpetual Subordinated Debt Securities
The Tier One Perpetual Subordinated Debt Securities were issued on 8 August 2002 by Abbey National plc. The Securities had an interest rate of 7.375% per annum, payable in US dollars quarterly in arrears. The Securities had no maturity date. However, Abbey National plc had the option to redeem the securities in whole, but not in part, on 15 September 2007 or on each coupon payment date thereafter. Abbey National plc redeemed the securities in whole on 17 September 2007. As at 31 December 2007 Abbey National plc therefore had no Tier One Perpetual Subordinated Debt Securities outstanding.
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

Financial Statements
Notes to the Financial Statements continued
£325m Sterling Preference Shares

Size of shareholding	Shareholders	Preference shares of £1 each

1–100	1	100
101–1,000	40	29,458
1,001+	1,698	324,970,442

	1,739	325,000,000

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
33. Subordinated Liabilities

	Group		Company
	2007	2006	2007	2006
Dated subordinated liabilities:	£m	£m	£m	£m

5.00% Subordinated bond 2009 (€511.3m)	393	362	393	362
4.625% Subordinated notes 2011 (€500m)	378	349	378	349
10.125% Subordinated guaranteed bond 2023	212	230	–	–
11.50% Subordinated guaranteed bond 2017	220	217	–	–
11.59% Subordinated loan stock 2017	–	–	203	213
10.18% Subordinated loan stock 2023	–	–	198	204
7.57% Subordinated notes 2029 (US $1,000m)	588	578	588	578
6.50% Subordinated notes 2030	164	167	164	167
8.9% Subordinated notes 2030 (US $1,000m)	–	–	586	573
5.25% Subordinated notes 2015	206	203	206	203
Subordinated floating rate EURIBOR notes 2015	370	338	370	338
Callable capped subordinated floating rate notes 2012 (US$50m)	–	26	–	26
Callable subordinated floating rate notes 2012 (US $50m)	–	26	–	26
Callable subordinated floating rate notes 2012 (€500m)	–	335	–	335
Subordinated floating rate EURIBOR notes 2016	–	–	65	–

	2,531	2,831	3,151	3,374

	Group		Company
	2007	2006	2007	2006
Undated subordinated liabilities:	£m	£m	£m	£m

10.0625% Exchangeable subordinated capital securities	204	204	204	204
6.70% Perpetual subordinated reset capital securities (US $500m)	252	258	252	258
5.56% Subordinated guaranteed notes (YEN 15,000m)	84	81	84	81
5.50% Subordinated guaranteed notes (YEN 5,000m)	28	27	28	27
Fixed/Floating rate subordinated notes (YEN 5,000m)	26	26	26	26
7.50% 10 Year step-up perpetual subordinated notes	342	342	342	342
7.50% 15 Year step-up perpetual subordinated notes	465	466	465	466
7.38% 20 Year step-up perpetual subordinated notes	198	199	198	199
7.13% 30 Year step-up perpetual subordinated notes	293	298	293	298
7.13% Fixed to floating rate perpetual subordinated notes	309	288	309	288

	2,201	2,189	2,201	2,189

Total subordinated liabilities	4,732	5,020	5,352	5,563

Financial Statements
Notes to the Financial Statements continued
The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.
         The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. Note 32 details the rights attaching to these shares, as they are the same.
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
         In 2007, the dated callable capped subordinated floating rate notes 2012 (US$50m), the dated callable subordinated floating rate notes 2012 (US$50m) and the dated callable subordinated floating rate notes 2012 (Euro 500m) were redeemed in full.
Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

In more than 1 year but no more than 5 years	771	711	771	711
In more than 5 years	1,760	2,120	2,380	2,663
Undated	2,201	2,189	2,201	2,189

	4,732	5,020	5,352	5,563

34. Other liabilities

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Trade and other payables	2,271	1,521	1,452	1,016
Deferred income	66	95	–	11

	2,337	1,616	1,452	1,027

35. Provisions

	Group
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2007	153	27	180
Additional provisions	–	1	1
Provisions released	–	(1)	(1)
Used during the year	(58)	(7)	(65)
Reclassifications	–	16	16

At 31 December 2007	95	36	131

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	55	26	81
In more than 12 months	40	10	50

	95	36	131

Financial Statements
Notes to the Financial Statements continued

	Company
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2007	151	6	157
Used during the year	(56)	(1)	(57)

At 31 December 2007	95	5	100

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	55	1	56
In more than 12 months	40	4	44

	95	5	100

	Group
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2006	192	61	253
Additional provisions	61	3	64
Provisions released	–	(1)	(1)
Used during the year	(100)	(47)	(147)
Reclassifications	–	11	11

At 31 December 2006	153	27	180

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	131	16	147
In more than 12 months	22	11	33

	153	27	180

	Company
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2006	190	12	202
Additional provisions	61	–	61
Used during the year	(100)	(6)	(106)

At 31 December 2006	151	6	157

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	131	2	133
In more than 12 months	20	4	24

	151	6	157

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of nil (2006: £63m), comprises the additional provisions of £1m (2006: £64m), less the provisions released of £1m (2006: £1m) in the table above.
         The misselling provision comprises various claims with respect to product misselling. In calculating the misselling provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Further information on misselling provisions can be found in “Critical Accounting Policies” within the Accounting Policies on page 81.
         Other provisions comprise amounts in respect of litigation and related expenses, restructuring expenses and other post retirement benefits.
36. Retirement benefit obligations
Defined Contribution Pension schemes
The Group operates a number of defined contribution pension schemes, of which the Stakeholder scheme introduced in 2001 is the principal scheme. The scheme assets are held separately from those of the Company by an independently administered scheme.
         An expense of £7m (2006: £4m, 2005: £4m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2007, 2006 and 2005.

Financial Statements
Notes to the Financial Statements continued
Defined Benefit Pension schemes
The Group operates a number of defined benefit pension schemes; the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund are the principal pension schemes within the Group, covering 45% (2006: 47%, 2005: 60%) of the Group’s employees, and are all funded defined benefits schemes. All are closed schemes, and under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries, will gradually increase over time.
         On 31 August 2006, the Company became the legally sponsoring employer of the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund. Employees of these schemes who transferred to Resolution plc upon the sale of the life insurance businesses became deferred members of these schemes.
         Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 March 2005 for the Amalgamated Fund, Associated Bodies Fund, Group Pension Scheme and the National & Provincial Building Society Pension Fund, and as at 31 December 2003 for the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund. Valuations for the two latter schemes as at 31 December 2006 are in progress.
         The total amount charged to the income statement, including amounts classified in discontinued operations and redundancy costs, is determined as follows:

	Group			Company
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Current service cost	67	92	102	57	76	85
Past service cost	14	16	21	14	15	18
Gain on settlements or curtailments	(10)	(69)	–	(10)	(69)	–
Expected return on pension scheme assets	(194)	(180)	(163)	(192)	(168)	(136)
Interest cost	220	211	200	220	197	175

	97	70	160	89	51	142

The net liability recognised in the balance sheet is determined as follows:

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Present value of defined benefit obligation	(4,581)	(4,264)	(4,559)	(4,241)
Fair value of plan assets	3,602	3,230	3,577	3,208

Unfunded benefit obligation	(979)	(1,034)	(982)	(1,033)

Movements in the defined benefit obligations during the year were as follows:

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Balance at 1 January	(4,264)	(4,354)	(4,241)	(3,822)
Schemes transferred to Company	–	–	–	(472)
Current service cost	(67)	(92)	(65)	(76)
Interest cost	(220)	(211)	(220)	(197)
Employee contributions	(8)	(9)	(8)	(9)
Past service cost	(14)	(16)	(14)	(15)
Actuarial (loss)/gain	(138)	228	(140)	166
Actual benefit payments	120	121	119	115
Settlement/curtailment	10	69	10	69

Balance at 31 December	(4,581)	(4,264)	(4,559)	(4,241)

Movements in the present value of fair value of scheme assets during the year were as follows:

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Balance at 1 January	3,230	2,974	3,208	2,582
Schemes transferred to Company	–	–	–	374
Expected return on scheme assets	194	180	192	168
Actuarial gain/(loss) on scheme assets	33	(9)	32	–
Company contributions paid (regular)	243	181	242	174
Company contributions paid (special)	14	16	14	16
Employee contributions	8	9	8	9
Actual benefit payments	(120)	(121)	(119)	(115)

Balance at 31 December	3,602	3,230	3,577	3,208

Financial Statements
Notes to the Financial Statements continued
The rate used to discount the retirement benefit obligation is determined based on the annual yield as at 31 December of the Sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date.
         The amounts recognised in the statement of recognised income and expense for each of the four years indicated were as follows:

	Group
	2007	2006	2005	2004
	£m	£m	£m	£m

Experience gain on scheme liabilities	–	–	–	13
Actuarial (gain)/loss on scheme liabilities	146	(228)	436	164
Actuarial (gain)/loss on scheme assets	(33)	9	(282)	(107)

	113	(219)	154	70

	Company
	2007	2006	2005	2004
	£m	£m	£m	£m

Experience gain on scheme liabilities	–	–	7	10
Actuarial (gain)/loss on scheme liabilities	148	(180)	387	133
Actuarial (gain)/loss on scheme assets	(32)	–	(242)	(94)

	116	(180)	152	49

The actual return on scheme assets was £227m (2006: £171m, 2005: £445m). Cumulative net actuarial losses of £118m (2006: £5m, 2005: £224m) have been recognised in the Consolidated Statement of Recognised Income and Expenses.
         Abbey’s pension schemes did not directly hold any equity securities of Abbey or any of its related parties at 31 December 2007 (2006: nil, 2005: nil). In addition, Abbey does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.
         The principal actuarial assumptions used for the Group and the Company were as follows:

	2007	2006	2005
	Nominal per	Nominal per	Nominal per
	annum	annum	annum
	%	%	%

To determine benefit obligations:
– Discount rate for scheme liabilities	5.8	5.2	4.85
– General salary increase	4.0	4.0	4.3
– General price inflation	3.5	3.0	2.8
– Expected rate of pension increase	3.5	3.0	2.8
– Expected rate of return on plan assets	6.1	6.0	6.5

To determine net periodic benefit cost:
– Discount rate	5.2	4.85	5.4
– Expected rate of pension increase	3.0	2.8	2.8
– Expected rate of return on plan assets	6.1	6.0	6.5

The mortality assumption used in preparation of the valuation was the Continuous Mortality Investigation table PXA 92MCC 2007. The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of equities and bonds set at the beginning of the year, offset by actual returns during the year. Year-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.
         The trustees of the schemes are required under the Pensions Act 2004 to prepare a statement of investment principles. The principal duty of the trustees is to act in the best interest of the members of the schemes and they have developed the following investment objectives for their defined benefit sections:
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
The statement of investment principles has set the target allocation of plan assets at 48% Equities, 30% Bonds and 22% Gilts for 2007 and 2006, which was changed from 2005 when a 50% Equity, 30% Bonds and 20% Gilts policy was in place.
         The expected rates of return by asset class used to calculate the expected return for 2007 are Equities 7.7% (2006: 7.8%, 2005: 8.0%), Bonds 5.1% (2006: 4.8%, 2005: 5.3%) and Gilts 4.3% (2006: 4.0%, 2005: 4.6%). The overall long-term rate of return on the assets employed has been determined after considering projected movements in asset indices.

Financial Statements
Notes to the Financial Statements continued
The categories of assets in the scheme as a percentage of total assets in the scheme for Group and Company are as follows:

	2007	2006
	%	%

UK equities	24	25
Overseas equities	20	21
Corporate bonds	30	27
Government Fixed Interest	12	13
Government Index Linked	10	11
Others	4	3

	100	100

The Group expects to contribute £128m to its defined benefit pension schemes in 2008. The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m

2008	128
2009	137
2010	148
2011	159
2012	171
Five years ended 2017	1,075

Participation of Group companies in the principal pension schemes is governed by the Pensions Acts 1995 and 2004. Under the 1995 Pensions Act, a company ceasing to participate in a pension scheme is required under Section 75 to pay a deficit reduction contribution certified by the scheme actuary, of any deficit relating to its employees, assessed on the basis of the cost of securing accrued benefits with an insurance company. Payments agreed with the trustees following the sale of the life insurance businesses in 2006 were made by the end of 2007.
37. Contingent liabilities and commitments
Abbey gives guarantees on behalf of customers. These guarantees have been made in the normal course of business. A financial guarantee represents an undertaking that the Group will meet a customer’s obligation to third parties if the customer fails to do so. The Group expects most of the guarantees it provides to expire unused. Financial guarantee contracts are measured at the higher of amortised fair value and any provision for a transfer of economic benefits when it is more likely than not that an outflow will occur and it can be reliably measured. The estimated maximum exposure in respect of guarantees granted is:

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Guarantees given to subsidiaries	–	–	101,785	104,395
Guarantees given to third parties	3,589	372	–	–
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	1,928	1,797	1,925	1,792
– More than one year	5,392	4,445	3,150	2,522

	10,909	6,614	106,860	108,709

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

Other contingent liabilities	8	8	8	8

Unauthorised overdraft fees
Abbey, in line with other UK banks and building societies, levies charges on current account customers, for example when a customer goes overdrawn (if they did not have an arranged overdraft facility) when a customer exceeds their agreed overdraft limit, or when the bank refuses to pay an item if the customer does not have sufficient funds in their account. UK banks and building societies believe these fees customers pay are fair and clear.
Media publicity during the year about current account charges generated an industry wide increase in customer requests for refunds of current account service fees (in particular, unauthorised overdraft fees). On 27 July 2007 it was announced that the Company, along with seven other major UK current account providers, had reached agreement with the Office of Fair Trading to start legal proceedings in the High Court of England and Wales for a declaration (or declarations) to resolve legal uncertainties concerning the level, fairness and lawfulness of unauthorised overdraft charges including declarations on legal issues arising from the banks’ terms and conditions relating to overdraft charges and the applicability of the Unfair Terms in Consumer Contracts Regulations to those terms and conditions (the “test case”).

Financial Statements
Notes to the Financial Statements continued
It was also announced that the Company and those other providers will seek a stay of all current and potential future Court proceedings which are brought against them in the UK concerning these charges and have obtained the consent of the Financial Services Ombudsman not to proceed with consideration of the merits of any complaints concerning these charges that are referred to him prior to the resolution of the test case.
         A definitive outcome of the test case is unlikely to be known for at least 12 months. Given the very early stage of these proceedings and the uncertainty as to the timing and quantum of the outcome, it is not practicable at this time to estimate any potential financial effect.
Overseas tax claim
Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following modifications to the demand, its nominal amount stands at £61m at the balance sheet exchange rate (2006: £56m). At 31 December 2007, additional interest in relation to the demand could amount to £24m at the balance sheet exchange rate (2006: £21m). Abbey National Treasury Services plc received legal advice that it had strong grounds to challenge the validity of the demand. In September 2006, Abbey National Treasury Services plc won its case at the first stage of the litigation process. In January 2007, the tax authority appealed this decision. However, in December 2006, a ruling was published of a similar case unconnected to Abbey but which might affect Abbey National Treasury Services plc’s position. In this instance, the courts ruled against the taxpayer.
Other
As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers. There are also some insignificant litigation and tax matters.
Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £33,774m at 31 December 2007 (2006: £32,293m) are offset by a contractual right to receive stock under other contractual agreements.
Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.
Operating lease commitments

	Group	Company
	£m	£m

Rental commitments under operating leases expiring:
– No later than 1 year	101	94
– Later than 1 year but no later than 5 years	396	367
– Later than 5 years	641	591

	1,138	1,052

At 31 December 2007 the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate minimum lease payments:

	Group	Company
Year ended 31 December:	£m	£m

2008	101	94
2009	98	91
2010	99	92
2011	101	93
2012	98	91
Total thereafter	641	591

(1)	Under the terms of these leases Abbey has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months notice and lease renewal being available from external landlords during the term of the lease. At expiry Abbey has the option to reacquire the freehold of certain properties.
Group rental expense comprises:

	Group
	2007	2006	2005
	£m	£m	£m

In respect of minimum rentals	96	105	109
Less: sub-lease rentals	–	–	–

	96	105	109

Appropriate provisions are maintained to cover the above matters.

Financial Statements
Notes to the Financial Statements continued
38. Share capital

	Ordinary shares of 10	Preference shares of £1	Preference shares of	Preference shares of
	pence each	each	US$0.01 each	€0.01 each	Total
	£m	£m	£m	£m	£m

Share capital
Authorised share capital
At 31 December 2007 and 2006	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2007 and 2006	148	325	–	–	473

Share premium account
At 31 December 2007 and 2006	1,857	–	–	–	1,857

39. Retained earnings and minority interest
Movements in retained earnings were as follows:

	Group		Company
	2007	2006	2007	2006
	£m	£m	£m	£m

At 1 January	1,111	1,105	694	903
Profit/(loss) for the year	685	68	351	(128)
Post tax actuarial movement on defined benefit pension schemes	(98)	153	(100)	126
Gains on available for sale securities	13	1	12	–
Gains on available for sale securities transferred to profit or loss on sale	(1)	–	(1)	–
Exchange differences on translation of foreign operations	(1)	(9)	–	–
Equity dividends proposed	(370)	(207)	(370)	(207)

At 31 December	1,339	1,111	586	694

Movements in minority interest were as follows:

	Group
	2007	2006
	£m	£m

At 1 January	–	–
Additions	98	–

At 31 December	98	–

	Group			Company
	2007	2006	2005	2007	2006	2005
	Pence per	Pence per	Pence per	Pence per	Pence per	Pence per
	Share	Share	Share	Share	Share	Share

Ordinary shares (equity):
2006 interim	13.46	13.93	–	13.46	13.93	–
2007 interim	11.44	–	–	11.44	–	–

	24.90	13.93	–	24.90	13.93	–

40. Consolidated cash flow statement
a) Reconciliation of profit/(loss) before tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Group profit/(loss) for the year	685	68	420	351	(128)	691
Non cash items included in net profit
Decrease/(increase) in prepayments and accrued income	(105)	(91)	(306)	(353)	(91)	(203)
Increase/(decrease) in accruals and deferred income	531	176	(220)	411	(64)	109
Depreciation and amortisation	205	217	199	72	79	66
Loss/(profit) on sale of subsidiary and associated undertakings	–	223	(62)	–	–	–
Change in value of in-force Life Assurance Business	–	96	56	–	–	–
Provisions for liabilities and charges	–	63	3	–	159	–
Provision for impairment	388	413	218	346	375	(296)
Other non-cash items	288	28	385	(30)	(207)	216

	1,992	1,193	693	797	123	583

Financial Statements
Notes to the Financial Statements continued

	Group			Company
	2007	2006	2005	2007	Restated(1) 2006	2005
Changes in operating assets and liabilities	£m	£m	£m	£m	£m	£m

Net increase in trading assets	(695)	(938)	(7,330)	–	–	–
Net (increase)/decrease in derivative assets	(1,615)	2,512	(1,717)	(43)	581	(970)
Net (increase)/decrease in financial assets designated at fair value	(3,107)	(933)	(2,859)	(7,434)	724	(79)
Net (increase)/decrease in loans and advances to banks and customers	(8,908)	(9,914)	(2,352)	(1,641)	(20,801)	(8,232)
Net decrease/(increase) in other assets	1,914	(360)	2,650	357	(166)	943
Net (increase/decrease in deferred acquisition costs	–	(3)	67	–	–	–
Net increase/(decrease) in deposits by banks and deposits by customers	3,024	329	(5,973)	24,339	10,796	2,894
Net (decrease)/increase in derivative liabilities	(287)	(1,046)	(289)	370	58	623
Net (decrease)/increase in trading liabilities	(3,251)	(6,668)	14,218	–	–	–
Net (decrease)/increase in financial liabilities designated at fair value	(619)	679	21	–	–	–
Net decrease in insurance contract liabilities	–	(1,832)	(231)	–	–	–
Net (decrease)/increase in investment contract liabilities	–	(53)	93	–	–	–
Net increase/(decrease) in debt issued	368	5,879	(185)	(3)	–	1
Net (decrease)/increase in other liabilities	(20)	(675)	(4,009)	(315)	(134)	(1,580)
Effects of exchange rate differences	396	(1,196)	80	–	(108)	122

Net cash flow (used in)/from operating activities before tax	(10,808)	(13,026)	(7,123)	16,427	(8,927)	(5,695)
Income tax (paid)/received	(5)	(60)	(132)	48	56	(8)

Net cash flow (used in)/from operating activities	(10,813)	(13,086)	(7,255)	16,475	(8,871)	(5,703)

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group			Company
	2007	2006	2005	2007	Restated(1) 2006	2005
	£m	£m	£m	£m	£m	£m

Cash and balances with central banks	1,038	888	991	1,032	888	370
Debt securities	5,819	8,026	16,117	–	–	–
Net trading other cash equivalents	(11,832)	(6,629)	(5,175)	–	–	–
Net non trading other cash equivalents	(5,830)	(6,132)	(3,692)	(6,336)	(22,105)	(15,454)

Cash and cash equivalents	(10,805)	(3,847)	8,241	(5,304)	(21,217)	(15,084)

(1)	A description of the restatement can be found in the Accounting Policies on page 77.
c) Sale of subsidiaries, associated undertakings and businesses

	Group
	2006	2005
Net assets disposed of:	£m	£m

Derivative financial instruments	1,007	–
Financial assets designated at fair value	24,130	–
Loans and advances to banks	1,329	–
Loans and advances to customers	19	1,092
Value of in force business	1,625	–
Current tax accounts	4	–
Deferred tax asset	1	–
Other assets	1,903	20
Deposits by banks	(609)	–
Deposits by customers	(3)	–
Financial liabilities designated at fair value	(544)	–
Debt securities in issue	(67)	–
Subordinated liabilities	(334)	–
Insurance and reinsurance liabilities	(19,647)	–
Other liabilities	(1,151)	(329)
Investment contract liabilities	(3,253)	–
Current tax liabilities	(34)	–
Deferred tax liabilities	(406)	–
Retirement benefit obligations	(2)	–

	3,968	783
Profit/ (loss) on disposal	(223)	62

	3,745	845

Satisfied by:
Cash and cash equivalents	3,745	845
Less: Cash and cash equivalents in subsidiary sold	(3,501)	–

Net cash inflow of sale	244	845

Financial Statements
Notes to the Financial Statements continued
In addition, as described in Note 20, on 17 December 2007, Abbey National plc sold 49% of its shareholding in Santander Private Banking UK Limited to a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m. Further, in 2007, recoveries of £5m were received in respect of subsidiaries sold in 2003.
d) Discontinued operations
The life insurance businesses that were sold in 2006, which constitute the Sold Life Businesses segment, qualify as discontinued operations. The net cash flows attributable to the operating, investing and financing activities of discontinued operations were nil (2006: £554m, 2005: £130m), nil (2006: nil, 2005: £1,330m), and nil (2006: nil, 2005: £(52)m), respectively.
41. Collateral pledged and received
Abbey and its subsidiaries pledge assets as collateral in the following areas of the business.
         The Company enters into securitisation transactions whereby portfolios of residential mortgages loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2007 £29,494m (2006: £15,153m) of residential mortgage loans were so assigned.
         In 2005, the Company also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2007 £3,170m (2006: £2,950m) of residential mortgage loans had been so secured.
         Collateral is also provided by Abbey National Treasury Services plc in the normal course of its derivative business to counter parties. As at 31 December 2007 £683m (2006: £578m) of such collateral in the form of cash had been pledged.
         As part of structured transactions entered into by subsidiaries of the Company, assets are provided as collateral. As at 31 December 2007 £2,035m (2006: £2,323m) of assets had been pledged in relation to these transactions.
         Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries pledge collateral equal to 100%-105% of the borrowed amount. The carrying amount of assets that were so pledged at 31 December 2007 was £37,455m (2006: £26,431m).
         Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions, which are accounted for as collateralised loans. Upon entering into such transactions, the companies receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The companies are permitted to sell or repledge the collateral held. At 31 December 2007, the fair value of such collateral was £48,015m (2006: £44,898m) of which £48,015m (2006: £44,898m) was sold or repledged. The companies have an obligation to return the collateral that it has sold or pledged with a fair value of £48,015m (2006: £44,898m).
42. Share-based compensation
Abbey granted share options to executive officers and employees under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme prior to being acquired by Banco Santander, S.A. on 12 November 2004. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met. Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. All of the share options prior to the 12 November 2004 relate to shares in Abbey National plc. After 12 November 2004, all share options relate to shares in Banco Santander, S.A. On 12 November 2004 all holders of options in ordinary shares of Abbey National plc were given the option to exercise their options, to cancel their options in return for a cash payment or to transfer their options to options in shares of Banco Santander, S.A. The options over Banco Santander, S.A. shares are accounted for as cash settled share-based transactions. On acquisition of Abbey by Banco Santander, S.A. there was no fair value adjustment of options modified to rights over Banco Santander, S.A. shares. From 12 November 2004 Abbey has purchased Banco Santander, S.A. shares on the open market in order to settle its share based compensation obligations.
         The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £68m (2006: £54m, 2005: £55m). Cash received from the exercise of share options and the actual tax benefits realised from tax deductions were £6m (2006: £18m) and £2m (2006: £6m), respectively.
         The fair value of each option for 2007, 2006 and 2005 has been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

	2007	2006	2005

Risk free interest rate	5.0%-5.8%	4.5%-5.0%	4.5%-4.6%
Dividend growth, based solely upon average growth since 1989	10%	10%	10%
Volatility of underlying shares based upon historical volatility over five years	19.80%-26.90%	17.70%-19.85%	16.96%-17.58%
Expected lives of options granted under:
– Employee Sharesave 3, 5 & 7 year schemes	3, 5 & 7 years	3, 5 & 7 years	3, 5 & 7 years
– Executive Share Option scheme	10 years	10 years	10 years
– Medium term incentive plan	3 years	3 years	3 years
– Long term incentive plan	3 years	–	–

Financial Statements
Notes to the Financial Statements continued
With the exception of those that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of the employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that, the non-market vesting conditions are met. Share price volatility has been based upon the range of implied volatility for the Banco Santander, S.A. shares at the strikes and tenors in which the majority of the sensitivities lie.
         The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period.

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	’000s	£	’000s	£	’000s	£

2007
Options outstanding at the start of the year	178	4.11	7,638	3.32	–	–
Options exercised during the year	(34)	3.96	(1,501)	3.81	–	–
Options forfeited during the year	–	–	(419)	3.25	–	–
Options expired during the year	–	–	(34)	5.92	–	–
Options outstanding at the end of the year	144	4.15	5,684	3.18	–	–
Options exercisable at the end of the year	144	4.15	–	–	–	–

2006
Options outstanding at the start of the year	270	4.08	13,799	3.38	54	5.90
Options exercised during the year	(92)	4.01	(5,095)	3.36	(33)	5.90
Options forfeited during the year	–	–	(897)	3.42	–	–
Options expired during the year	–	–	(169)	6.05	(21)	5.90
Options outstanding at the end of the year	178	4.11	7,638	3.32	–	–
Options exercisable at the end of the year	178	4.11	–	–	–	–

2005
Options outstanding at the start of the year	359	4.16	17,260	3.56	57	5.90
Options exercised during the year	(89)	4.43	(1,677)	4.45	(3)	5.90
Options forfeited during the year	–	–	(1,775)	4.07	–	–
Options expired during the year	–	–	(9)	7.69	–	–
Options outstanding at the end of the year	270	4.08	13,799	3.38	54	5.90
Options exercisable at the end of the year	270	4.08	3	7.17	54	5.90

The intrinsic value of the options exercised and the fair value of the shares vested during the year were £3m (2006: £25m, 2005: £4m) and £3m (2006: £37m, 2005: £12m), respectively.
Executive Share Option scheme
The following table summarises information about the options outstanding at 31 December 2007.

	Options outstanding			Options exercisable
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual life	exercise price	Number	exercise price
Range of exercise prices	’000s	years	£	’000s	£

Between £3 and £4	70	5	3.73	70	3.73
Between £4 and £5	74	6	4.54	74	4.74

The following table summarises information about the options outstanding at 31 December 2006.

	Options outstanding				Options exercisable
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual life	exercise price	Number	exercise price
Range of exercise prices	’000s	years	£	’000s	£

Between £3 and £4	94	6	3.73	94	3.73
Between £4 and £5	84	7	4.54	84	4.54

Employee Sharesave scheme
Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.

Financial Statements
Notes to the Financial Statements continued
Employee Share Option scheme
All outstanding options under the Employee Share Option scheme expired on 8 August 2006. Accordingly, none were outstanding at 31 December 2007 and 2006. Movements in the share options for 2006 are contained in the summary table above.
Medium Term Incentive Plan
See Note 44 for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Medium Term Incentive Plan.

	Number of awards	Weighted average fair
	granted	value
2007	000s	£

Conditional awards outstanding at the beginning of the year	2,537	9.39
Conditional awards granted during the year	–	–
Conditional awards forfeited during the year	(317)	9.39

Conditional awards outstanding at the end of the year	(2,220)	10.88

	Number of awards	Weighted average fair
	granted	value
2006	000s	£

Conditional awards outstanding at the beginning of the year	2,519	7.34
Conditional awards granted during the year	306	8.83
Conditional awards forfeited during the year	(288)	7.34

Conditional awards outstanding at the end of the year	2,537	9.39

Long Term Incentive Plan
See Note 44 for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Long Term Incentive Plan.

	Number of awards	Weighted average fair
	granted	value
2007	000s	£

Conditional awards outstanding at the beginning of the year	–	–
Conditional awards granted during the year	3,092	4.23
Conditional awards forfeited during the year	–	–

Conditional awards outstanding at the end of the year	3,092	4.60

The weighted average grant-date fair value of conditional awards granted during the year was £3.85 (2006: £8.83).
         As at 31 December 2007, the compensation cost not yet recognised is £11m, and the weighted average period over which the compensation expense is expected to be recognised is two years. No awards vested during the year (2006: nil).
43. Directors’ emoluments and interests
Ex gratia pensions paid to former Directors of Abbey National plc in 2007, which have been provided for previously, amounted to £21,524 (2006: £26,998, 2005: £39,164). In 1992, the Board decided not to award any new such ex gratia pensions.
         There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

		Aggregate amount
	Number of	outstanding
Other Key Management Personnel - Loans*	persons	£000

2007	1	806

2006	2	1,281

*	Other Key Management Personnel are defined as the Executive Committee of Abbey and the Board and Executive Committee of Abbey’s parent company, Banco Santander, S.A. who served during the year.
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
44. Related party disclosures
Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with Abbey in the course of normal banking and life assurance business.

		Amounts in respect of
	Number of directors and	directors, Other Key Management
	Other Key Management	Personnel(1)and their connected persons
2007	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	2	1,281
Net movements in the year	(1)	(475)

Loans outstanding at 31 December	1	806

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	14	2,588
Net movements in the year	(2)	2,977

Deposit, bank and instant access accounts and investments at 31 December	12	5,565

Life assurance policies
Life assurance policies at 1 January	6	1,515
Net movements in the year	(4)	85

Life assurance policies at 31 December	2	1,600

		Amounts in respect of
	Number of directors and	directors, Other Key Management
	Other Key Management	Personnel(1)and their connected persons
2006	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	215
Net movements in the year	1	1,066

Loans outstanding at 31 December	2	1,281

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	12	4,904
Net movements in the year	2	(2,316)

Deposit, bank and instant access accounts and investments at 31 December	14	2,588

Life assurance policies
Life assurance policies at 1 January	6	1,202
Net movements in the year	–	313

Life assurance policies at 31 December	6	1,515

(1)	Other Key Management Personnel are defined as the Executive Committee of Abbey and the Board and Executive Committee of Abbey’s parent company, Banco Santander, S.A., who served during the year.
In 2007, one Director undertook sharedealing transactions through Abbey’s execution only stockbroker subsidiary (2006: no directors) with an aggregate net value of £262,667. Any transactions were on normal business terms and standard commission rates were payable.
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
Remuneration of Key Management Personnel
The remuneration of the Directors, and Other Key Management Personnel of Abbey, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in the “Directors’ Remuneration” table in the Directors’ Report on page 54.

	2007	2006	2005
Key management compensation	£	£	£

Short-term employee benefits	11,602,405	15,076,922	14,700,960
Post employment benefits	77,814	89,753	4,138,247
Other long term benefits	–	–	–
Termination benefits	–	548,692	771,661
Share-based payments	1,101,786	904,217	984,105

	12,782,005	16,619,584	20,594,973

Financial Statements
Notes to the Financial Statements continued
Medium Term Incentive Plan
In 2007 and 2006, no Executive Directors or Other Key Management Personnel were granted conditional awards of shares in Banco Santander, S.A. under the Abbey National plc Medium-Term Incentive Plan. In 2005, two Executive Directors and five Other Key Management Personnel were granted conditional awards of shares in Banco Santander, S.A. under the Abbey National plc Medium-Term Incentive Plan for a total aggregate value of £2,952,316. The value attributable to the current year of conditional awards granted in 2005, excluding those awards that have lapsed, is included in share-based payments above. Under the Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel and other nominated individuals were granted a conditional award of shares in Banco Santander, S.A. The amount of shares participants will receive at the end of the three-year period depends on the performance of Abbey in this period. The performance conditions were set by the Remuneration Committee (dissolved on 29 May 2007) and were linked to Abbey’s three-year plan. Performance will be measured in two ways, half of the award depends on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depends on the achievement of a revenue target for the 2007 financial year.
Long Term Incentive Plan
In 2007, three Executive Directors and seven other Key Management Personnel were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan for a total fair value of £2,884,471, (based on the closing share price on 31 December 2007 of Euro 14.79). The value attributable to the current year of these conditional awards is included in share-based payments above. Under the Santander Long-Term Incentive Plan granted on 31 December 2007, certain Executive Directors, Key Management Personnel (as defined above) and other nominated individuals were granted a conditional award of shares in Banco Santander, S.A. The amount of shares participants will receive throughout a three-year period depends on the performance of Banco Santander, S.A. during this period. All awards under the Santander Long-Term Incentive Plan will depend on Santander’s Total Shareholder Return and Earnings Per Share performance against a competitor benchmark group. Provided performance conditions are met, 40% of the conditional award of shares will vest in July 2009 with the remaining 60% vesting in July 2010.
Parent undertaking and controlling party
The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A.. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander, S.A. copies of which may be obtained from Santander Shareholder Department, Santander, Santander House, 100 Ludgate Hill, London EC4M 7NJ.
Transactions with related parties
During the year, the Group entered into the following transactions with related parties:

	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2007	2006	2005	2007	2006	2005	2007	2006	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(293)	(23)	(16)	327	80	40	2,238	1,562	(7,388)	(5,941)
Fellow subsidiaries	(171)	(28)	–	24	84	108	3,031	2,732	(351)	(408)
Associates	(19)	–	–	5	2	–	3	340	(8)	–

	(483)	(51)	(16)	356	166	148	5,272	4,634	(7,747)	(6,349)

During the year, the Company entered into the following transactions with related parties:

			Interest, fees and		Interest, fees and		Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2007	2006	2005	2007	2006	2005	2007	2006	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(91)	(21)	–	–	7	–	1,018	1,500	(373)	–
Subsidiaries	(2,072)	(1,611)	(1,541)	4,532	3,592	3,442	39,464	41,219	(95,553)	(84,278)
Fellow subsidiaries	(106)	(3)	–	17	61	–	13	7	(228)	(373)
Associates	–	–	–	–	–	–	–	1	–	–

	(2,269)	(1,635)	(1,541)	4,549	3,660	3,442	40,495	42,727	(96,154)	(84,651)

In addition, transactions with the pension schemes operated by the Group are described in Note 36.
         On 17 December 2007, Abbey National plc sold 100% of its shareholdings in James Hay, Cater Allen and Abbey Sharedealing to Santander Private Banking UK Limited, at the time of the transaction a 100% owned direct subsidiary of Abbey National plc, for a total cash consideration of £414m. The companies sold were Cater Allen Limited, Abbey Stockbrokers Limited, Abbey Stockbrokers (Nominees) Limited, James Hay Holdings Limited, James Hay Wrap Managers Limited, James Hay Insurance Company Limited, James Hay Administration Company Limited, James Hay Pension Trustees Limited and Sarum Trustees Limited. Subsequently, on 17 December 2007, Abbey National plc sold 49% of its shareholding in Santander Private Banking UK Limited to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m.

Financial Statements
Notes to the Financial Statements continued
On 31 December 2006, Abbey National plc sold its asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander, S.A., for a total cash consideration of £134m. The asset management companies sold were Abbey National Asset Managers Limited (now called Santander Asset Management UK Limited), Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited (now called Santander Unit Trust Managers UK Limited) and Inscape Investments Limited (now called Santander Portfolio Management UK Limited).
         The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties.
45. Events after the balance sheet date
Since the year-end, the decision has been taken to close the US securities financing business in the Global Banking & Markets segment to focus the business in the UK. The closure is not expected to have a material effect on the results of the Group. The total assets of the business at 31 December 2007 were £14.1bn.
46. Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The accounting policies note describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. Each class of financial asset and liability on the balance sheet has a single measurement basis, which is described in the accounting policies note.
         The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

	Group
2007	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	1,038	1,038	–
Loans and advances to banks	3,441	3,441	–
Loans and advances to customers	112,147	112,824	677

Liabilities
Deposits by banks	7,923	7,923	–
Deposits by customers	69,650	69,754	(104)
Debt securities in issue	35,712	35,399	313
Other borrowed funds	1,419	1,620	(201)
Subordinated liabilities	4,732	4,698	34

	Company
2007	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	1,032	1,032	–
Loans and advances to banks	40,685	40,685	–
Loans and advances to customers	110,976	111,653	677

Liabilities
Deposits by banks	59,798	60,019	(221)
Deposits by customers	95,686	95,791	(105)
Other borrowed funds	834	1,022	(188)
Subordinated liabilities	5,352	5,361	(9)

	Group
2006	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	888	888	–
Loans and advances to banks	2,242	2,242	–
Loans and advances to customers	103,146	103,309	163

Liabilities
Deposits by banks	6,656	6,656	–
Deposits by customers	66,519	66,571	(52)
Debt securities in issue	28,998	29,142	(144)
Other borrowed funds	1,655	2,069	(414)
Subordinated liabilities	5,020	5,200	(180)

Financial Statements
Notes to the Financial Statements continued

	Company
2006	Carrying		Surplus/
	value	Fair value	(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	888	888	–
Loans and advances to banks	41,711	41,711	–
Loans and advances to customers	103,249	103,412	163

Liabilities
Deposits by banks	61,123	60,955	168
Deposits by customers	80,104	80,156	(52)
Debt securities in issue	4	4	–
Other borrowed funds	1,082	1,392	(310)
Subordinated liabilities	5,563	5,877	(314)

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated.
Fair value measurement
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Valuation adjustments are an integral component of the fair value estimation process and are taken on individual positions where either the absolute size of the trade or other specific features of the trade or the particular market (such as counterparty credit risk, concentration or market liquidity) require more than the simple application of pricing models. Further information on fair value measurement can be found in “Critical Accounting Policies” within the Accounting Policies on page 79.
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

Financial Statements
Notes to the Financial Statements continued
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
Net gains and losses on financial instruments

	Group
	2007	2006	2005
	£m	£m	£m

Financial assets and liabilities at fair value through profit or loss on initial recognition	(14)	(73)	(77)
Financial assets and liabilities held for trading	85	430	514
Loans and receivables	6,974	5,599	5,360
Available for sale	18	1	–
Financial liabilities held at amortised cost	(5,292)	(4,388)	(4,294)

	1,771	1,569	1,503

47. Capital Management and Resources
Capital management and capital allocation
Abbey adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The various regulatory minimum capital criteria are augmented by internally assigned buffers. These ratios, buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil Abbey’s capital needs. Abbey manages its equity requirements in discussion with Santander and has its own active debt management programme. To support its debt issuance program, Abbey is rated on a standalone basis. Abbey also manages the capital resources it requires by actively managing and monitoring the risk it takes in terms of volume of business, size of exposures to risk categories and the use of risk mitigation techniques. Abbey’s capital allocation control process has two main determinants: the capital volumes approved to business units within the planning process, and the need to have access to a capital buffer which is sufficient to cover the capital impact of major contingent events or “capital shocks”. Capital allocation decisions will be influenced by comparison of returns earned on regulatory equity, conducted as part of planning review under which capital levels for operating divisions are approved or when additional capital requests are received. Abbey’s regulatory capital comprises Tier 1 capital, which consists of shareholders’ equity and innovative and non-innovative debt-capital Tier 1 securities less goodwill; and Tier 2 capital, which consists of subordinated debt and incurred but not observed impairment allowances.
Capital adequacy
Capital adequacy and capital resources are monitored by Abbey on the basis of the capital adequacy framework and techniques that were first developed by the Basel Committee on Banking Supervision (the ‘Basel Committee’) in 1988 and subsequently implemented in the UK and Spain. Abbey is directly regulated in the UK by the Financial Services Authority and indirectly by the Banco de España as Santander’s home regulator. The Basel Committee issued a revised capital adequacy framework for assessing the capital required to cover all of a financial institution’s business risks in June 2004, which were incorporated into European Community Law via the Capital Requirements Directive (‘CRD’) of October 2005. These changes were introduced on a gradual basis from 1 January 2007 to 1 January 2008. This revised capital adequacy framework includes a more risk-sensitive methodology for the allocation of regulatory capital for credit risk and a largely unchanged assessment of market risk. CRD introduced a capital adequacy requirement for operational risk and other risk types material to the bank. The international minimum risk asset ratio of 8% will be unchanged. Management expects a beneficial change to the capital adequacy position for the business of Abbey to arise from its adoption of the revised capital adequacy framework.
Group capital
Group capital is calculated in accordance with the Financial Services Authority’s interpretation of the techniques specified by the Basel Committee. Abbey’s capital ratio exceeded both the Basel Committee minimum risk asset ratio of 8% and the Financial Services Authority’s set minimum capital ratio for Abbey both during the year and at 31 December 2007.

	2007	2006
Balance sheet	£m	£m

Total Tier 1 capital	4,971	5,040
Total Tier 2 capital	4,260	4,668
Less: supervisory deductions	(1,434)	(1,806)

Total regulatory capital	7,797	7,902

Tier 1 capital includes audited profits for the years ended 31 December 2007 and 31 December 2006 respectively.

Financial Statements
Notes to the Financial Statements continued
2007 compared to 2006
Tier 1 capital decreased by £69m to £4,971m, largely driven by the call and non-replacement of non-innovative Tier 1 capital partly offset by the inclusion of 2007 audited profits. The decrease in Tier 2 capital of £408m was principally due to the calling and non-replacement of three subordinated debt issues during the year. Supervisory deductions represent lending which is capital in nature together with capital invested in non-banking businesses. The movement in the year principally represents a decrease in such lending.
48. Consolidating financial information
Abbey National Treasury Services plc is a wholly owned subsidiary of Abbey National plc and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC (the ‘Registration Statement’). Abbey National plc has fully and unconditionally guaranteed the obligations of Abbey National Treasury Services plc that have been, or will be incurred before 31 July 2012: this guarantee includes all securities issued by Abbey National Treasury Services plc pursuant to the Registration Statement.
         Abbey National Treasury Services plc utilizes an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC, In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for (i) Abbey National plc, on a stand-alone basis as guarantor (‘The Company’); (ii) Abbey National Treasury Services plc, on a stand-alone basis; (iii) other subsidiaries of the Company on a combined basis (’Other’); (iv) consolidation adjustments (‘Adjustments’); and (v) total consolidated amounts (‘Consolidated’).
         Under IAS 27, the Company and Abbey National Treasury Services account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase/(decrease) the results for the year of the Company and Abbey National Treasury Services in the information below by £334m and £219m, respectively (2006: £196m and £177m, 2005: £(271)m and £175m). The net assets of the Company and Abbey National Treasury Services in the information below would also be increased by £753m and £359m, respectively (2006: £417m and £140m).
Income statements

		Abbey National Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2007	£m	£m	£m	£m	£m

Net interest income	1,101	241	162	(5)	1,499
Fee, commission, trading, and other income	900	22	623	(262)	1,283

Total operating income	2,001	263	785	(267)	2,782
Administration expenses	(1,163)	(129)	(92)	15	(1,369)
Depreciation and amortisation	(72)	(2)	(131)	–	(205)
Impairment and provisions	(346)	4	24	(26)	(344)

Profit/(loss) on continuing ops before tax	420	136	586	(278)	864
Tax on profit/(loss) on continuing ops	(69)	(29)	(89)	8	(179)

Profit/ (loss) for the year from continuing ops	351	107	497	(270)	685

Profit/(loss) for the year from discontinued ops	–	–	–	–	–

Profit/(loss) for the year	351	107	497	(270)	685

		Abbey National Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2006	£m	£m	£m	£m	£m

Net interest income	983	109	136	–	1,228
Fee, commission, trading, and other income	574	122	805	(259)	1,242

Total operating income	1,557	231	941	(259)	2,470
Administration expenses	(1,181)	(109)	(130)	–	(1,420)
Depreciation and amortisation	(79)	(3)	(133)	–	(215)
Impairment and provisions	(534)	–	165	(38)	(407)

Profit/(loss) on continuing ops before tax	(237)	119	843	(297)	428
Tax on profit/(loss) on continuing ops	109	(55)	(169)	–	(115)

Profit/ (loss) for the year from continuing ops	(128)	64	674	(297)	313

Profit/(loss) for the year from discontinued ops	–	–	(245)	–	(245)

Profit/(loss) for the year	(128)	64	429	(297)	68

Financial Statements
Notes to the Financial Statements continued

		Abbey National Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2005	£m	£m	£m	£m	£m

Net interest income	748	156	263	5	1,172
Fee, commission, trading, and other income	1,162	240	419	(638)	1,183

Total operating income	1,910	396	682	(633)	2,355
Administration expenses	(1,441)	(128)	(26)	18	(1,577)
Depreciation and amortisation	(66)	(3)	(126)	–	(195)
Impairment and provisions	296	–	(233)	(284)	(221)

Profit/(loss) on continuing ops before tax	699	265	297	(899)	362
Tax on profit/(loss) on continuing ops	(8)	(89)	(1)	(10)	(108)

Profit/ (loss) for the year from continuing ops	691	176	296	(909)	254

Profit/(loss) for the year from discontinued ops	–	–	166	–	166

Profit/(loss) for the year	691	176	462	(909)	420

Balance sheets

		Abbey National
	The Company	Treasury Services	Other	Adjustments	Consolidated
At 31 December 2007	£m	£m	£m	£m	£m

Cash and balances at central banks	1,032	7	(1)	–	1,038
Trading assets	–	32,760	34,622	(10,955)	56,427
Derivative financial instruments	689	10,358	1,618	(2,714)	9,951
Financial assets designated at fair value	7,500	11,446	283	(7,446)	11,783
Loans and advances to banks	40,685	57,021	60,124	(154,389)	3,441
Loans and advances to customers	110,976	6,181	35,143	(40,153)	112,147
Available for sale securities	28	45	1,929	(1,962)	40
Macro hedge of interest rate risk	–	220	–	(3)	217
Investment in associated undertakings	33	–	–	(4)	29
Investment in subsidiary undertakings	5,053	2,336	2,925	(10,314)	–
Intangible assets	–	–	90	–	90
Property, plant and equipment	501	13	14	–	528
Operating lease assets	–	–	2,164	–	2,164
Current tax assets	190	–	7	–	197
Deferred tax assets	620	18	27	–	665
Other assets	686	57	165	(2)	906

Total assets	167,993	120,462	139,110	(227,942)	199,623

Deposits by banks	59,798	49,847	17,990	(119,712)	7,923
Deposits by customers	95,687	9,714	43,768	(79,519)	69,650
Derivative financial instruments	1,051	10,457	1,137	(2,714)	9,931
Trading liabilities	–	33,926	27,219	(6,229)	54,916
Financial liabilities designated at fair value	–	7,530	8	–	7,538
Debt securities in issue	–	5,840	37,502	(7,630)	35,712
Other borrowed funds	834	–	737	(152)	1,419
Subordinated liabilities	5,352	–	1,091	(1,711)	4,732
Macro hedge of interest rate risk	3	–	–	(3)	–
Other liabilities	1,452	254	632	(1)	2,337
Other provisions	100	–	31	–	131
Current tax liabilities	137	176	56	–	369
Deferred tax liabilities	6	–	532	6	544
Retirement benefit obligations	982	–	(3)	–	979

Total liabilities	165,402	117,744	130,700	(217,665)	196,181

Total shareholders equity	2,591	2,718	8,410	(10,277)	3,342

Total liabilities and equity	167,993	120,462	139,110	(227,942)	199,623

Financial Statements
Notes to the Financial Statements continued

		Abbey National Treasury
	The Company	Services	Other	Adjustments	Consolidated
At 31 December 2006	£m	£m	£m	£m	£m

Cash and balances at central banks	888	–	–	–	888
Trading assets	–	39,611	22,703	–	62,314
Derivative financial instruments	646	9,000	427	(1,737)	8,336
Financial assets designated at fair value	66	8,137	510	–	8,713
Loans and advances to banks	41,711	57,784	39,348	(136,601)	2,242
Loans and advances to customers	103,249	4,860	19,946	(24,909)	103,146
Available for sale securities	12	46	1,883	(1,918)	23
Investment in associated undertakings	25	–	–	(3)	22
Investment in subsidiary undertakings	4,926	2,341	2,518	(9,785)	–
Intangible assets	–	–	90	–	90
Property, plant and equipment	395	8	12	–	415
Operating lease assets	–	–	2,082	–	2,082
Current tax assets	192	–	31	–	223
Deferred tax assets	747	22	35	–	804
Other assets	744	1,470	293	–	2,507

Total assets	153,601	123,279	89,878	(174,953)	191,805

Deposits by banks	61,123	49,012	8,007	(111,486)	6,656
Deposits by customers	80,104	8,261	28,340	(50,186)	66,519
Derivative financial instruments	681	10,236	1,038	(1,737)	10,218
Trading liabilities	–	38,287	19,317	–	57,604
Financial liabilities designated at fair value	–	8,134	17	–	8,151
Debt securities in issue	4	6,232	22,762	–	28,998
Other borrowed funds	1,082	–	847	(274)	1,655
Subordinated liabilities	5,563	–	1,102	(1,645)	5,020
Macro hedge of interest rate risk	6	168	–	–	174
Other liabilities	1,027	177	412	–	1,616
Other provisions	157	–	23	–	180
Current tax liabilities	122	160	18	–	300
Deferred tax liabilities	–	–	564	–	564
Retirement benefit obligations	1,033	–	1	–	1,034

Total liabilities	150,902	120,667	82,448	(165,328)	188,689

Total shareholders equity	2,699	2,612	7,430	(9,625)	3,116

Total liabilities and equity	153,601	123,279	89,878	(174,953)	191,805

Cash flow statements

		Abbey National
	The Company	Treasury Services	Other	Adjustments	Consolidated
For the year ended 31 December 2007	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	16,475	(8,667)	(18,621)	–	(10,813)
Net cash flow from / (used in) investing activities	14	(9)	(201)	–	(196)
Net cash flow from / (used in) financing activities	(576)	–	5,352	–	4,776

Net increase/ (decrease) in cash and cash equivalents	15,913	(8,676)	(13,470)	–	(6,233)
Cash and cash equivalents at beginning of the year	(21,217)	1,078	16,292	–	(3,847)
Effects of exchange rate changes on cash and cash equivalents	–	(333)	(392)	–	(725)

Cash and cash equivalents at end of the year	(5,304)	(7,931)	2,430	–	(10,805)

		Abbey National Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2006	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	(8,871)	(9,024)	4,809	–	(13,086)
Net cash flow from / (used in) investing activities	3,977	294	(4,259)	–	12
Net cash flow from / (used in) financing activities	(1,239)	(247)	3,244	–	1,758

Net (decrease) in cash and cash equivalents	(6,133)	(8,977)	3,794	–	(11,316)
Cash and cash equivalents at beginning of the year	(15,084)	9,553	13,772	–	8,241
Effects of exchange rate changes on cash and cash equivalents	–	502	(1,274)	–	(772)

Cash and cash equivalents at end of the year	(21,217)	1,078	16,292	–	(3,847)

		Abbey National Treasury
	The Company	Services	Other	Adjustments	Consolidated
For the year ended 31 December 2005	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	(5,703)	(16,657)	15,105	–	(7,255)
Net cash flow from investing activities	41	243	1,750	–	2,034
Net cash flow from / (used in) financing activities	96	(38)	1,368	–	1,426

Net increase/ (decrease) in cash and cash equivalents	(5,566)	(16,452)	18,223	–	(3,795)
Cash and cash equivalents at beginning of the year	(9,518)	26,392	(5,615)	–	11,259
Effects of exchange rate changes on cash and cash equivalents		(387)	1,164	–	777

Cash and cash equivalents at end of the year	(15,084)	9,553	13,772	–	8,241

Selected Financial Data
Selected Financial Data
The financial information set forth below for the twelve month periods ended 31 December 2007, 2006 and 2005 and as at 31 December 2007 and 2006 has been derived from the Consolidated Financial Statements of the Group prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the twelve-month period ended 31 December 2004, and as at 31 December 2005 and 2004, has been derived from the audited Consolidated Financial Statements of the Group for 2005 and 2004 not included in this Annual Report. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 1985. The auditors’ report in the Consolidated Financial Statements for each of the four years ended 31 December 2007 was unqualified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985. The Consolidated Financial Statements of the Group for the years ended 31 December 2007, 2006, 2005 and 2004 were audited by Deloitte & Touche LLP, chartered accountants and registered auditors.
Balance sheets

	2007(1)	2007	2006(2)	2005(3)	2004
	$m	£m	£m	£m	£m

Assets
Cash and balances at central banks	2,060	1,038	888	991	454
Trading assets	111,968	56,427	62,314	58,231	–
Derivative financial instruments	19,746	9,951	8,336	11,855	2,377
Financial assets designated at fair value	23,381	11,783	8,713	30,597	–
Loans and advances to banks	6,828	3,441	2,242	444	11,751
Loans and advances to customers	222,532	112,147	103,146	95,467	109,416
Debt securities	–	–	–	–	37,010
Equity securities and other variable yield securities	–	–	–	–	10,792
Available for sale securities	79	40	23	13	–
Macro hedge of interest rate risk	431	217	–	–	–
Investment in associated undertakings	58	29	22	24	25
Intangible assets	179	90	90	171	175
Value of in-force business	–	–	–	1,721	1,844
Property, plant and equipment	1,048	528	415	314	262
Operating lease assets	4,294	2,164	2,082	2,172	2,275
Investment property	–	–	–	–	1,228
Current tax assets	391	197	223	235	242
Deferred tax assets	1,320	665	804	796	501
Other assets	1,797	906	2,507	4,003	6,381

Total assets	396,112	199,623	191,805	207,034	184,733

Liabilities
Deposits by banks	15,722	7,923	6,656	5,617	18,412
Deposits by customers	138,206	69,650	66,519	65,889	78,660
Derivative financial instruments	19,706	9,931	10,218	11,264	3,665
Trading liabilities	108,970	54,916	57,604	52,664	–
Financial liabilities designated at fair value	14,958	7,538	8,151	7,948	–
Debt securities in issue	70,863	35,712	28,998	21,276	37,067
Other borrowed funds	2,816	1,419	1,655	2,244	722
Subordinated liabilities	9,390	4,732	5,020	6,205	5,484
Insurance and reinsurance liabilities	–	–	–	21,501	24,923
Macro hedge of interest rate risk	–	–	174	13	–
Other liabilities	4,637	2,337	1,616	3,190	8,844
Investment contract liabilities	–	–	–	3,306	–
Provisions	260	131	180	253	302
Current tax liabilities	732	369	300	288	161
Deferred tax liabilities	1,079	544	564	886	1,064
Retirement benefit obligations	1,943	979	1,034	1,380	1,197
Minority interests – non-equity	–	–	–	–	512

Total liabilities	389,282	196,181	188,689	203,924	181,013

Share capital	294	148	148	148	473
Share premium account	3,685	1,857	1,857	1,857	2,164
Retained earnings	2,657	1,339	1,111	1,105	1,083

	6,636	3,344	3,116	3,110	3,720
Minority interest	194	98	–	–	–

Total shareholders equity	6,830	3,442	3,116	3,110	3,720

Total liabilities and equity	396,112	199,623	191,805	207,034	184,733

1.	Amounts stated in dollars have been translated from sterling at the rate of £1.00 — $1.9843, the noon buying rate on 31 December 2007.
2.	In the third quarter of 2006 Abbey sold its life insurance business. A description of the transaction, and an analysis of the results of the life insurance business are disclosed in Note 11 of the Consolidated Financial Statements.
3.	Abbey, in line with all listed entities in the European Union, was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its financial statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” have been applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively.

Selected Financial Data
Selected Financial Data continued
Income Statements

	2007(1)	2007	2006(2)	2005(3)	2004
	$m	£m	£m	£m	£m

Net interest income	2,974	1,499	1,228	1,172	1,406

Net fee and commission income	1,379	695	699	644	526
Dividend income	2	1	1	1	1
Net trading income	516	260	408	471	267
Other operating income	649	327	134	67	330

Total operating income	5,520	2,782	2,470	2,355	2,530

Administration expenses	(2,717)	(1,369)	(1,420)	(1,577)	(2,013)
Depreciation and amortisation	(407)	(205)	(215)	(195)	(355)

Total operating expenses, excluding provisions and charges	(3,124)	(1,574)	(1,635)	(1,772)	(2,368)

Impairment losses on loans and advances	(682)	(344)	(344)	(218)	(25)
Amounts written off fixed asset investments	–	–	–	–	80
Provisions for other liabilities and charges	–	–	(63)	(3)	(201)

Total operating provisions and charges	(682)	(344)	(407)	(221)	(146)

Profit on continuing operations before tax	1,714	864	428	362	16
Tax on profit on continuing operations	(355)	(179)	(115)	(108)	12

Profit on continuing operations after tax	1,359	685	313	254	28
Profit/(loss) on discontinued operations after tax	–	–	(245)	166	(82)

Profit/(loss) for the year	1,359	685	68	420	(54)

Selected statistical information

	2007	2006(2)	2005(3)	2004
	%	%	%	%

Profitability ratios:
Return on average total assets (4)	0.34	0.03	0.21	(0.03)
Return on average ordinary shareholders’ funds (5)	22.08	2.20	19.56	(1.17)
Return on average risk weighted assets (6)	1.04	0.11	0.75	(0.09)
Net interest margin (7)	1.34	1.19	1.19	1.36
Abbey trading cost income ratio (8)	49.7	55.0	59.6	74.0
PFS trading cost income ratio (9)	49.7	55.0	61.3	73.0
Capital ratios:
Average ordinary shareholders’ funds as a percentage of average total assets	1.52	1.54	1.07	2.23
Risk asset ratios:
Total	11.4	12.6	12.5	12.0
Tier 1	7.3	8.0	10.0	10.4
Ratio of earnings to fixed charges: (10)
Excluding interest on retail deposits	132.74	122.57	121.45	100.77
Including interest on retail deposits	115.58	109.70	108.52	100.38

1.	Amounts stated in dollars have been translated from sterling at the rate of £1.00 — $1.9843, the noon buying rate on 31 December 2007.
2.	In the third quarter of 2006 Abbey sold its life insurance business. See Note 11 of the Consolidated Financial Statements.
3.	Abbey, in line with all listed entities in the European Union, was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its financial statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” have been applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively.
4.	Profit after tax divided by average total assets.
5.	Profit after tax divided by average equity shareholders’ funds.
6.	Profit after tax divided by average risk weighted assets.
7.	Net interest margin represents net interest income as a percentage of average interest-earning assets.
8.	The Abbey trading cost income ratio is defined as trading expenses from continuing operations divided by trading income from continuing operations. Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments. For further information see Note 1 to the Consolidated Financial Statements.
9.	The PFS trading cost income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. The Personal Financial Services businesses represent the continuing operations of the Group, except for the businesses, assets and portfolios that were inconsistent with Abbey’s future strategy to focus on Personal Financial Services and were sold during 2004 and 2005. The excluded businesses were known as the Portfolio Business Unit (‘PBU’). As the PBU businesses are inconsistent with Abbey’s future strategy, management believes that presentation of this financial measure provides useful information to investors regarding the Group’s financial condition and results of operations. For further information on the PBU, see “Business Review — Portfolio Business Unit” on page 19. As there were no longer any businesses, assets or portfolios remaining in the PBU by the end of 2005, there is no difference between the PFS cost income ratio and the Abbey cost income ratio from 2006 onwards. A reconciliation between the Abbey trading cost income ratio and the PFS trading cost income ratio is as follows:

	2007	2006	2005	2004
	£m	£m	£m	£m

PFS trading costs	1,299	1,349	1,431	1,627
PBU trading costs	–	–	2	56

Abbey trading costs	1,299	1,349	1,433	1,683

PFS trading income	2,615	2,452	2,334	2,229
PBU trading income	–	–	70	46

Abbey trading income	2,615	2,452	2,404	2,275

Abbey trading cost income ratio	49.7	55.0	59.6	74.0
PFS trading cost income ratio	49.7	55.0	61.3	73.0

10.	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit on continuing operations before tax plus fixed charges. Fixed charges consist of interest payable, which includes the amortisation of discounts and premiums on debt securities in issue and interest payable on finance lease obligations.

Selected Financial Data
Selected Financial Data continued
Exchange rates
The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 3 March 2008 was $1.99.

	High	Low	Average (1)	Period end
Calendar period	$Rate	$Rate	$Rate	$Rate

Years ended 31 December:
2007	2.11	1.92	2.00	1.98
2006	1.98	1.73	1.84	1.96
2005	1.93	1.72	1.81	1.72
2004	1.95	1.75	1.84	1.78
2003	1.78	1.55	1.64	1.78
Months ended:
March 2008(2)	1.99	1.99	1.99	1.99
February 2008	1.99	1.94	1.96	1.99
January 2008	1.99	1.95	1.97	1.99
December 2007	2.07	1.98	2.02	1.98
November 2007	2.11	2.05	2.07	2.06
October 2007	2.08	2.03	2.04	2.08
September 2007	2.04	1.99	2.02	2.04

1.	The average of the noon buying rates on the last business day of each month during the relevant period.
2.	With respect to March 2008, for the period from 1 March to 3 March.

Shareholder Information
Share Information
Sterling-denominated preference shares
At 31 December 2007, Abbey National plc had outstanding 325,000,000 sterling denominated preference shares, nominal value of £1.00 each. The sterling denominated preference shares were issued on 23 October 1995, 13 February 1996 and 9 June 1997. Currently, the only trading market for these sterling denominated preference shares is the London Stock Exchange.
Major shareholders
As at 31 December 2007, Abbey National plc was a wholly owned subsidiary of Banco Santander, S.A.. The acquisition was effected by means of a scheme of arrangement under Section 425 Companies Act 1985 on 12 November 2004. The ordinary shares in Abbey National plc were cancelled and holders of Abbey National plc shares who were on the register at 4.30pm on 12 November 2004 received one Banco Santander, S.A. share for each Abbey National plc share.
Exchange controls
There are no UK laws, decrees or regulations that restrict Abbey’s export or import of capital, including the availability of cash and cash equivalents for use by Abbey, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Abbey National plc shares, except as outlined in the section on “Taxation” on page 131.

Shareholder Information
Risk Factors
An investment in Abbey involves a number of risks, the material ones of which are set forth below.
Risks concerning enforcement of judgements made in the United States
Abbey is a public limited company incorporated in England and Wales. All of Abbey’s Directors live outside the United States. As a result, it may not be possible to serve process on such persons in the United States or to enforce judgements obtained in US courts against them or Abbey based on the civil liability provisions of the US federal securities laws or other laws of the United States or any state thereof. The Directors’ Report on pages 53 to 58 has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 53 to 58, under this safe harbour, the Directors would be liable to the company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
Risks concerning borrower credit quality and general economic conditions are inherent in Abbey’s business
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties are inherent in a wide range of Abbey’s businesses. Adverse changes in the credit quality of Abbey’s borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of Abbey’s assets and require an increase in Abbey’s level of provisions for bad and doubtful debts. Deterioration in the UK economy could reduce the profit margins for Abbey’s banking and financial services businesses. See “Risk management” for a discussion of these items.
Market risks associated with fluctuations in interest rates, bond and equity prices and other market factors are inherent in Abbey’s business
The most significant market risks Abbey faces are interest rates and bond and equity price risks. Changes in the general level of interest rates, as well as changes in the shape of yield curves and basis spreads may adversely affect the interest rate margin realised between lending rates and borrowing costs in Abbey’s banking operation. Although Abbey has implemented risk management processes to mitigate and control these and other market risks the performance of financial markets may cause changes in the value of Abbey’s investment and trading portfolios. In addition, Abbey sponsors a number of defined benefit staff pension schemes, and its obligations to those schemes may increase depending on the performance of financial markets. See “Risk Management” for a discussion of these risks.
Risks associated with liquidity and funding are inherent in Abbey’s business
Liquidity risks are inherent in any Retail Bank. Whilst Abbey has implemented liquidity management processes to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate these risks completely. Adverse and continued constraints in the supply of liquidity may adversely affect the cost of funding the business and extreme liquidity constraints may limit growth possibilities. Additionally, these events may have an adverse effect on the market value and liquidity of bonds issued by Abbey in the secondary markets. An example of liquidity constraints was that during the second half of 2007, the prime residential mortgage securitization and covered bond markets experienced significant disruption. These markets, which are important sources of funding for Abbey, were effectively closed to new external issuances of securities. The persistence of adverse market conditions could have a material adverse effect on Abbey's liquidity and funding. See “Risk Management — Liquidity Risk”.
Operational risks are inherent in Abbey’s business
Abbey’s businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, people and systems, or from external events that interrupt normal business operations. See “Risk Management - Operational risk”.
Abbey’s businesses are subject to substantial legislation, regulatory and governmental oversight
Abbey is subject to financial services laws, regulations, administrative actions and policies in each location in which Abbey operates and, indirectly, in Spain, as a result of being part of Santander. Changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect Abbey’s business, the products and services offered and the value of assets as well as our operations. Although Abbey works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Abbey. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner which will not have an adverse effect on Abbey’s business. The resolution of a number of issues, including regulatory investigations and reviews and court cases, affecting the UK financial services industry, including Abbey, could have a negative impact on Abbey’s results on operations or on its relations with some of its customers and potential customers.
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

Shareholder Information
Taxation for US Investors
The following is a summary, under current law, of the principal UK and US federal income tax considerations relating to the beneficial ownership by a US taxpayer of the 7.25% Perpetual Subordinated Capital Securities or the 7.375% Perpetual Subordinated Capital Securities. The following summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the perpetual securities as capital assets. US residents should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their perpetual securities.
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
United States taxation on dividends
If you are a shareholder resident in the US, cash dividends up to the amount of our earnings and profits for US federal income tax purposes will be dividend income, which must be included in income on the date that you receive them. In accordance with their treatment as dividends for US federal income tax purposes, interest payments on the perpetual securities generally will be includible in your income on the date of receipt without regard to your method of tax accounting.
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
         Any portion of the dividend that exceeds our US earnings and profits is subject to different rules. This portion is a tax-free return of capital to the extent of your basis in Abbey’s perpetual securities, and thereafter is treated as a gain on a disposition of the shares or perpetual securities.
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
United States taxation of dispositions
Dispositions of perpetual securities by you generally will give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the perpetual securities were held for more than one year.
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

Shareholder Information
Contact Information
Abbey National plc registered office, principal office and investor relations department
Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN
Registered Number 2294747
Registered in England and Wales
Santander shareholder department
Santander
Santander House
100 Ludgate Hill
London
EC4M 7NJ
Phone numbers
Abbey Switchboard
0870-607-6000
Santander Shareholder Services
0870-532-9430
+44 (0) 121-415-7188 (overseas)
Documents on display
Abbey is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, Abbey files its Annual Report and other related documents with the SEC. These documents may be inspected by US investors at the SEC’s public reference rooms, which are located at 100 F Street, NE, Room 1580, Washington, DC 20549-0102. Information on the operation of the public reference rooms can be obtained by calling the SEC on 1-202-551-8090 or by looking at the SEC’s website at www.sec.gov.
Corporate Governance
A disclosure of the difference between the corporate governance rules applicable to Abbey and the NYSE corporate governance rules is available on our website at www.abbey.com>About Abbey> About>Our Policies>Corporate Governance>NYSE Corporate Governance.
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

Shareholder Information
Contact Information continued
If Abbey commences liquidation, the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act:
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
         If Abbey commences liquidation, the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act:
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
         Subject to the provisions of the Companies Act, all or any of the rights attached to any class of shares (whether or not Abbey is being wound up) may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate Annual General Meeting of the holders of those ordinary shares. Additional quorum and voting requirements apply to such meeting.
         Abbey’s Memorandum and Articles of Association provide that an Annual General Meeting must be held in accordance with the provisions of the Companies Act. Twenty-one days written notice is required to be given.
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
         There are no conditions governing changes in capital in the Memorandum and Articles of Association which are more stringent than those implied by law.

Glossary and Definitions
Glossary and Definitions

Terms used	US equivalent or brief description of meaning

Accounts	Financial statements
Allotted	Issued
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares or common stock and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Combined Code	UK-derived principles of good corporate governance and code of best practice
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Write-down of tangible fixed assets over their estimated useful lives
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Long-term assurance fund	Long-term insurance fund
Members	Shareholders
Memorandum and Articles of Association	Bylaws
Net asset value	Book value
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Overdraft	A line of credit established through a customer’s current account and contractually repayable on demand
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Provisions	Allowances
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders’ funds	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property, plant and equipment
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Cross-reference to Form 20-F
Cross-reference to Form 20-F

Part I

1	Identity of Directors, Senior Management and Advisers		*

2	Offer Statistics and Expected Timetable		*

3	Key Information	Selected Financial Data	126
		Capitalisation and Indebtedness Reasons for the Offer and use of Proceeds Risk Factors	* * 130

4	Information on the Company	History and Development of the Company	5
		Business Overview	5
		Organisational Structure	5
		Property, Plant and Equipment	26

4A	Unresolved Staff Comments		N/a

5	Operating and Financial Review and Prospects	Operating Results	9
		Liquidity and Capital Resources	28, 29, 30
		Research and Development, Patents and Licenses, etc Trend Information	N/a 2
		Off- Balance Sheet Arrangements	29
		Contractual Obligations	30

6	Directors, Senior Management and Employees	Directors and senior management	50,51,52
		Compensation	54
		Board Practices	53,54
		Employees	56
		Share Ownership	56

7	Major Shareholders and Related Party Transactions	Major Shareholders	129
		Related Party Transactions Interests of Experts and Counsel	55, 118, 119, 120 *

8	Financial Information	Consolidated Statements and Other Financial	63
		Information Significant Changes	8

9	The Offer and Listing	Offer Listing and Details	*
		Plan of Distribution Markets Selling shareholders Dilution Expenses of the Issue	* N/a * * *

10	Additional Information	Share Capital	*
		Memorandum and Articles of Association	132
		Material Contracts	21
		Exchange Controls Taxation	N/a 131
		Dividends and Paying Agents Statements by Experts Documents on Display	* * 132
		Subsidiary Information	N/a

11	Quantitative and Qualitative Disclosures about Market Risk		36

12	Description of Securities Other Than Equity Securities	Debt Securities	*
Part II		Warrants and Rights Other Securities American Depositary Shares	* * *

13	Defaults, Dividend Arrearages and Delinquencies		N/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a

15	Controls and Procedures	Disclosure Controls and Procedures	57
		Management’s Annual Report on Internal Control	57, 58
		over Financial Reporting Attestation Report of the Registered Public Accounting Firm Changes in Internal Control Over Financial Reporting	N/a 58

15T	Controls and Procedures		N/a

16A	Audit Committee Financial Expert		54

16B	Code of Ethics		57

16C	Principal Accountant Fees and Services		88

16D	Exemptions from the Listing Standards for Audit Committees		N/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a

Part III

17	Financial Statements		N/a

18	Financial Statements		63

19	Exhibits		Filed with SEC

* Not required for an Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABBEY NATIONAL plc

By:	/s/ António Horta-Osório
António Horta-Osório
Chief Executive

Dated: 4 March 2008

EXHIBIT INDEX

Exhibits *

1.1	Memorandum and Articles of Association of Abbey National plc***
4.1	Sale and Purchase Agreement between Abbey National plc, Resolution Life Limited and Resolution plc dated 7 June 2006***
7.1	Statement of ratio of earning to fixed charges**
8.1	List of Subsidiaries of Abbey National plc
12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte & Touche LLP**

*	Documents concerning Abbey National plc referred to within the Annual Report on Form 20-F 2007 may be inspected at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Abbey National plc.

**	Incorporated by reference in the Registration Statement on Form F-3 (No. 333-13146).

***	As previously filed with the Securities and Exchange Commission as an exhibit to Abbey National plc’s Form 20-F dated 26 June 2006.