Form 20-F
period 2008-12-31
ABBEY NATIONAL PLC
filed 2009-03-19
CIK 1087711

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Julian Curtis
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, England
Tel +44 (0) 870 607 6000
Fax +44 (0) 20 7756 5645
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12 (g) of the Act.
None
Securities registered or to be registered pursuant to Section 15 (d) of the Act.
7.95% Term Subordinated Securities due October 26, 2029
Subordinated Guarantee by Abbey National plc of the 8.963% Non-Cumulative Perpetual Preferred Limited Partnership Interests issued by Abbey National Capital LP I
Subordinated Guarantee by Abbey National plc of the 8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

10 3/8% Non-cumulative Preference Shares of nominal value £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value £1 each	125,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
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
Yes ☐ No ☑

Business Review and Forward-looking Statements
Chief Executive’s Review
Overview
2008 has been an excellent year for Abbey. In what has been a very difficult trading environment, we have delivered statutory profit growth of 20% underpinned by strong but prudent lending and substantial growth in retail and corporate deposits. Our lending volumes are significantly higher than 2007 and we have increased our share of lending in both the prime mortgage, and small and medium enterprise (‘SME’) markets. Together with robust contributions from each of our businesses this has allowed us to achieve double digit trading income growth. This is balanced against controlled costs, as we continue to invest in our Corporate Banking and Private Banking businesses, and means that we have double digit operating jaws for the fourth consecutive year and our cost to income ratio has reduced to the targeted 45%, which is now better than the sector average.
Business Performance
Abbey has continued to grow across all areas of its business in 2008 as the bank becomes a full-service commercial bank. We have been a consistent mortgage lender throughout the year offering a full range of competitive mortgage deals resulting in an estimated net lending mortgage share of 29% in 2008. We have continued to offer additional innovative value-for-money products, increased cross-sales and delivered a strong uplift in new business underpinned by the strong increase in the sale of current accounts, investment products and credit cards.
     Our prudent approach to mortgage business has served us well and the quality of our lending continues to be based on affordability and robust risk management, benefiting from our decision to concentrate on lower loan-to-value (LTV) lending. Since September 2006, we have been carefully maintaining a balance between the margin of new business, prudent lending criteria and our market share aspirations.
     Our lending growth has been largely funded by an increase in net deposits with over £11.1bn deposited by retail and SME customers. This clearly demonstrates that Abbey, as part of the Santander Group, continues to be seen as a safe haven for UK depositors. In addition, we have taken the opportunity to reduce assets in our Global Banking & Markets operations to fund our Retail Banking growth. This active funding allocation strategy has allowed us to maintain stable short-term funding requirements throughout the year.
     The addition of Bradford & Bingley plc’s savings business in September, which brought an additional £20bn of deposits and further £1.1bn net inflows since acquisition, has further strengthened this position, and has improved our commercial funding mix to over 70% from customer deposits.
Funding and Capital Strength
The recent market turmoil is unprecedented. Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility and general widening of spreads. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc.. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties.
     The UK Government initiative announced in early October 2008, including the provision of liquidity and funding support and facilities to enable banks to raise new capital to strengthen their capital base, was welcomed by Abbey. Abbey has been managing its balance sheet prudently, having reduced assets in our Global Banking & Markets operations, almost doubling net deposit flows and achieving a lower level of short-term funding by the end of 2008 than at the start of the year. Abbey did not use the UK Government recapitalisation scheme, nor do we expect to in the future. In 2008, Santander’s commitments to the UK Government and regulators to improve the combined Tier 1 ratio of Abbey and Alliance & Leicester plc were met using the additional £1bn of capital announced at the time of the acquisition of Alliance & Leicester plc, which was transferred into Abbey from Santander. This capital has, in turn, been transferred to Alliance & Leicester plc in late December as planned.
     In 2009, with respect to liquidity and funding arrangements, rather than capital, we expect to remain flexible in our approach. We believe that the current arrangements with the Bank of England, European Central Bank and US Federal Reserve, as well as the UK Credit Guarantee Scheme that are available to the UK banking industry will help the banking sector to meet liquidity and funding needs.
Key Financial Highlights
Abbey has delivered profit growth of over 20% and successfully achieved its financial targets for 2008, with trading revenue growth in excess of the 5 – 10% target range and a further reduction in the trading cost:income ratio to below the sector average in the UK.
Summary Highlights
>	Personal Financial Services trading profit before tax (management’s preferred profit measure, described in the Business Review — Summary on page 11) increased by £197m to £1,301m compared to £1,104m in 2007, with strong underlying growth from all business divisions.

Business Review and Forward-looking Statements

Chief Executive’s Review continued
>	Personal Financial Services trading income was 12.7% higher, exceeding the targeted range of between 5% and 10%, and was driven by a strong performance across all business divisions.
>	Retail Banking income benefited from a 10% increase in both asset and deposit growth and better asset new business margins throughout 2008.

>	Corporate Banking performance was ahead driven by a continued prudent lending approach whilst taking advantage of opportunities in the market to improve margins, such as investing in new people and using Abbey’s strong funding and capital position to compete aggressively against our competitors who are in a weaker position.

>	Private Banking was ahead reflecting growth in all business areas, in particular Cater Allen and Abbey International which were driven by increased customer deposits.

>	Global Banking & Markets was also ahead reflecting global customer focus and the strength of its business model.
>	Personal Financial Services trading expenses growth was in line with inflation before the impact of Bradford & Bingley plc’s savings business, despite significant investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking all of which contributed to robust income growth and the fourth consecutive year of double digit operating jaws. The 2008 targeted trading cost to income ratio, of 45% (2007: 50%), has been achieved and is now better than the sector average.

>	Credit quality remained strong, with the average LTV on new business completions in Q4 reducing to 60% (Q3 08: 62%, Q4 07: 66%) and on stock increasing slightly to 51% (Q3 08: 50%, Q4 07: 46%) reflecting the fall in house prices offset by active management of new business LTVs and retention activities.
Looking Ahead to 2009
The acquisition of Bradford & Bingley plc’s savings business in September and Santander’s acquisition of Alliance & Leicester plc in October, now transferred to Abbey, were part of Santander’s UK growth strategy. With the combination of the three businesses we have achieved our goal of being a significant player in the UK, and Abbey now has market shares above 10% in mortgages, savings, bank accounts and branches. This is a powerful platform from which we will grow our business further.
     As part of this process, Abbey has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Alliance & Leicester plc incurred prior to 31 July 2012 under a deed poll guarantee entered into by Abbey on 19 March 2009. Alliance & Leicester plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of Abbey incurred prior to 31 July 2012 on the same date.
     Our core business strategy will not change; we will continue to focus on delivering excellent customer service, drive efficiencies across the combined businesses and reinvest in innovative value-for-money products, which in turn will drive cross-sales to our 24 million UK customers, and increase customer loyalty.
     We are committed to the branch network in the UK, which now numbers over 1,300 (including 141 agencies), supporting Santander’s status as one of the world’s leading retail banks.
     In order to continue growing our business and enable further investment in frontline services and branches, we will be transferring Bradford & Bingley’s savings operations and then Alliance & Leicester plc onto Santander’s proprietary IT platform, Partenon, as well as removing duplicated back office and support functions across the businesses. Regrettably, this does mean we expect to reduce the combined UK workforce by approximately 1,900 in 2009, as announced in December.
     The combination of Alliance & Leicester plc and Abbey accelerates our growth in the SME market by two to three years, with the addition of 20 corporate centres and around 100,000 SME customers. Over the next 12 months we plan to extend our product range to small and medium business customers and will look to recruit up to 100 additional small business advisers for the Abbey branch network.
     Over time, we will make the full range of our value-for-money products and services available to Bradford & Bingley’s customers, and as such, we have already added to its savings business by taking on Bradford & Bingley’s 40 mortgage advisers in order to be able to offer the Abbey mortgage range through Bradford & Bingley branches.
Summary
2009 will undoubtedly be a very challenging year. Despite this, we are cautiously optimistic about our business prospects and are continuing to benefit from being part of the Santander Group, which means that our UK business is well-positioned for the challenges and opportunities ahead.
António Horta-Osório
Chief Executive

Business Review and Forward-looking Statements
Forward-looking Statements
Abbey National plc (the ‘Company’) and its subsidiaries (together ‘Abbey’ or the ‘Group’) may from time to time make written or oral forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
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
     By their very nature, forward-looking statements cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Abbey or on Abbey’s behalf. Some of these factors are considered in detail in the Risk Management section on page 36 and the Risk Factors section on page 141 and may include:
>	inflation, interest rate, exchange rate, basis spread, market and monetary fluctuations;

>	lack of liquidity in funding markets and sources of funding in periods of economic and political crisis;

>	the effect of, and changes to, government supervision and regulation of financial services institutions;

>	extraordinary governmental actions as a result of current market turmoil, including nationalisation of financial services institutions;

>	the effects of market conditions and extent of economic activity in the UK and other geographical markets;

>	the length and severity of current market turmoil and its impact on credit quality, consumer confidence, market volatility, loan delinquencies and defaults;

>	the effects of counterparty defaults on the financial services industry;

>	the effects of competition in the geographic and business areas in which Abbey conducts operations;

>	changes in consumer spending, saving and borrowing habits in the UK;

>	illiquidity and downward price pressure in UK real estate markets;

>	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;

>	the effects of changes in laws, regulations, taxation or accounting standards or practices, or the effects of the interpretation of laws by the courts;

>	the ability to increase market share and control expenses;

>	the timely development and acceptance of new Abbey products and services and the perceived overall value of these products and services by customers;

>	acquisitions and disposals;

>	the ability to integrate recently acquired businesses and to realise anticipated saving and operational benefits from such integration;

>	technological changes;

>	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which Abbey conducts operations;

>	consumer perception as to the continuing availability of credit and price competition; and

>	Abbey’s success at managing the risks of the foregoing.
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
     Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report and Accounts, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Abbey relies in making such disclosures.

Business and Financial Review
Business Overview
This Business and Financial Review contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking Statements” on page 4.
General
Abbey National plc (the ‘Company’) and its subsidiaries (together, ‘Abbey’ or the ‘Group’) operate primarily in the UK, under UK law and regulation and are part of Banco Santander, S.A. (together with its subsidiaries, ‘Santander’). Abbey is a significant financial services provider in the UK, being the second largest residential mortgage lender and the third largest savings brand following the combinations with Alliance & Leicester plc and Bradford and Bingley plc’s retail deposits, branch network and its related employees, operating across the full range of personal financial services.
     The principal executive office and registered office of Abbey National plc and Abbey National Treasury Services plc is Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN. Abbey’s telephone number is +44 (0) 870-607-6000. The designated agent for service of process on Abbey in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011. See “Business and Financial Review — Tangible fixed assets” for further information on Abbey’s properties.
Summary history
The Abbey National Building Society (‘the Society’) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey. A list of Abbey National plc’s principal subsidiaries and their country of incorporation can be found on page 108.
     On 12 November 2004, Banco Santander, S.A. completed the acquisition of the entire issued ordinary share capital of Abbey National plc, implemented by means of a scheme of arrangement under Section 425 of the Companies Act 1985, making Abbey National plc a wholly-owned subsidiary of Banco Santander, S.A.. Banco Santander, S.A. is one of the largest banks in the world by market capitalisation. Founded in 1857, Banco Santander, S.A. has more than 80 million customers, over 14,000 branches and a presence in over 40 countries.
     In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees transferred, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc. All of Bradford & Bingley plc’s customer loans and treasury assets, including all its mortgage assets, were taken into public ownership. The transfer to the Company consisted of the £20bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital relating to offshore entities. The transfer of Bradford & Bingley plc’s customers and their retail deposits further strengthened Abbey’s retail customer deposit base and franchise.
     In December 2008, following the acquisition by Banco Santander, S.A. of Alliance & Leicester plc, Abbey National plc injected £950m of capital into Alliance & Leicester plc through a subscription of: (i) 234,113,712 new Alliance & Leicester plc ordinary shares for cash at £2.99 per ordinary share; (ii) US$220m undated subordinated notes issued by Alliance & Leicester plc; and (iii) euro 115m undated subordinated notes issued by Alliance & Leicester plc. Previously, in October 2008, Abbey subscribed for US$100m undated floating rate subordinated notes issued by Alliance & Leicester plc. As a result of the subscription of ordinary shares, Abbey National plc held 35.6% of the issued ordinary share capital of Alliance & Leicester plc at 31 December 2008.
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to Abbey National plc in exchange for Abbey National plc newly issued ordinary shares. Accordingly, Abbey National plc is now the immediate parent company of Alliance & Leicester plc.
     These business combinations will allow Abbey to deliver increased critical mass in the United Kingdom through greater distribution scale.
     In 2008, Abbey National plc won Euromoney’s ‘Best UK Bank’ award, and Banco Santander, S.A. won Euromoney’s ‘Best Global Bank’ award.
Corporate purpose and strategy
Abbey’s purpose is to maximise value for its shareholder, Banco Santander, S.A., by focusing on offering a full commercial banking service in the UK providing value-for-money products to customers. With the continuing support of Banco Santander, S.A., Abbey aims to be the best commercial bank in the UK.
Executive responsibility
Abbey’s management structure is headed by António Horta-Osório, Chief Executive, and consists of a number of business and support divisions. The business divisions consist of:
>	Retail Banking - offers residential mortgages, savings and banking and other personal financial products to customers throughout the United Kingdom. This division is headed by António Horta-Osório. Alison Brittain is responsible for the Retail Distribution channel as well as business banking, premium banking and e-commerce, while David Bennett is responsible for the Intermediary channel.

>	Global Banking & Markets - provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products. This division is headed by Jaime Astarloa.

Business and Financial Review
Business Overview continued
>	Corporate Banking — offers banking services principally to small and mid-sized UK companies. It also contains operations in run down. This division is headed by Miguel-Ángel Rodríguez-Sola. From 1 June 2009, and subject to UK Financial Services Authority approval, this division will be headed by Steve Pateman.

>	Private Banking (formerly known as Wealth Management) — offers private banking services, self-invested personal pension plans, a WRAP service and other specialist banking services. This division is headed by António Lorenzo.
The support divisions consist of:
>	Retail Products and Marketing — responsible for integrating and gaining the maximum value from Abbey’s products, marketing and brand communications to serve Abbey’s customers better. This division is headed by Nathan Bostock. On 25 February 2009, the Company announced that he would be leaving the Company on 1 June 2009. From 1 June 2009, and subject to UK Financial Services Authority approval, this division will be headed by Miguel-Ángel Rodríguez-Sola.

>	Human Resources — responsible for delivering the human resources strategy and personnel support. It also includes the learning function. This division was formerly headed by Nathan Bostock and is now, as of 19 March 2009, headed by Karen Fortunato.

>	Manufacturing — responsible for all information technology, cost control and operations activity, including service centres. This division is headed by Juan Olaizola.

>	Risk — responsible for ensuring that the Board and senior management team of Abbey are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. This division is headed by Juan Colombás.

>	Internal Audit — responsible for supervising the compliance, effectiveness and efficiency of Abbey’s internal control systems to manage its risks. This division is headed by Jorge de la Vega.
In addition there are a number of corporate units:
>	Group Infrastructure — This unit includes Asset & Liability Management, Group Capital and Funding and reports to Nathan Bostock. The Asset & Liability Management unit will, from 1 June 2009 and subject to UK Financial Services Authority approval, be headed by António Lorenzo and report to the Chief Executive.

>	Finance, Strategy, and Planning — This unit reports to António Lorenzo.

>	Corporate Services — This unit includes Legal, Secretariat, Compliance and Regulatory Risk Management (a new unit created on 19 March 2009) and reports to Karen Fortunato.

>	Service Quality — This unit reports to Miguel-Ángel Rodríguez-Sola.

>	Communications — This unit formerly reported to Karen Fortunato and, with effect from 19 March 2009, is headed by Matthew Young as a stand-alone unit.

>	Santander Universities in the UK — This unit formerly reported to Karen Fortunato and, with effect from 19 March 2009, is headed by Miguel-Ángel Rodríguez-Sola as a stand-alone unit.
Competition

Competitive environment, future trends and outlook
The economic environment in 2008 was very difficult, with falling house and share prices, rising unemployment, and difficulties facing banks, homeowners and savers. In the US, some financial institutions collapsed and others were bought out. The UK’s retail banks also underwent significant changes, with Northern Rock plc and Bradford & Bingley plc taken into public ownership (with the exception of the retail deposits, branch network and related employees of Bradford & Bingley plc, which were transferred to the Company, as described above). The UK Government also subscribed for substantial holdings of shares in Royal Bank of Scotland Group plc and Lloyds Banking Group plc, and some other banks and building societies were bought out. The UK Government continues to support UK banks during the current market turmoil through the Special Liquidity Scheme, the Asset Protection Scheme, the Credit Guarantee Scheme and the UK Banking Act 2009.
     Abbey’s main competitors are other UK retail banks, building societies and other financial services providers such as insurance companies, supermarket chains and large retailers. The market has been highly competitive, driven largely by market incumbents. Management expects such competition to continue in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors.
     2009 is expected to be a challenging year for the UK economy. The expectation is for continuing rising unemployment, falling house prices and a further deterioration in the UK economy that will present challenges to banks, homeowners and savers. Abbey continues to benefit from the strength of its parent company, Banco Santander, S.A., and as part of the Santander Group, management remains confident of Abbey’s strength and potential to continue growing despite challenging conditions in some of its core personal financial services markets. A detailed description of management’s basis for concluding that Abbey remains a going concern is set out in the Directors’ Report – Going Concern on page 60.
Personal Financial Services (‘PFS’)
The overview below reflects the reporting structure in place during 2008 in accordance with which the segmental information in the Business and Financial Review has been presented. In this report, the Retail Banking, Global Banking & Markets, Corporate Banking, Private Banking and Group Infrastructure segments are referred to as the Personal Financial Services businesses.

Business and Financial Review
Business Overview continued
Retail Banking
Retail Banking consists of residential mortgages, savings, banking and consumer credit, cahoot, general insurance, Abbey Business and an asset management business that was sold at the end of 2006.
Residential Mortgages
Following the transfer of Alliance & Leicester plc to Abbey National plc in January 2009, Abbey is now the second largest provider of residential mortgages in the UK measured by outstanding balances, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers.
     Mortgage loans are offered in two payment types. Repayment mortgages require both principal and interest to be repaid in monthly instalments over the life of the mortgage. Interest-only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term, which can be arranged via a number of investment products including Individual Savings Accounts and pension policies, or by the sale of the property.
     Abbey’s mortgage loans are usually secured by a first mortgage over property and are typically available over a 25-year term, with no minimum term. Variable rate products charge interest at variable rates, including trackers which track the Bank of England base rate, determined at the discretion of Abbey by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally fixed for between two and five years, after which they bear interest at standard variable rates. The majority of new mortgage business is through fixed rate business, normally with an incentive period for the first two to five years. In line with the rest of the UK market, a significant proportion (although reduced compared with the previous period) of mortgages are repaid at the end of the fixed or incentive period, with the customer moving to a new incentive product, or staying on Abbey’s standard variable rate.
Savings
Following the acquisition of Bradford & Bingley plc’s savings business in September 2008 and the transfer of Alliance & Leicester plc to Abbey National plc in January 2009, Abbey is now the third largest deposit taker in the UK and provides a wide range of retail savings accounts in the UK, including on-demand, notice, and investment accounts, and Individual Savings Accounts, as well as capital guaranteed products. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.
Banking and Consumer Credit
Abbey offers a range of personal banking services including current accounts, credit cards and unsecured personal loans. Credit scoring is used for initial lending decisions on these products and behavioural scoring is used for certain products for further lending. Abbey launched its own credit card range in the UK in the first half of 2007 through Banco Santander, S.A.’s global cards division. Previously, Abbey’s principal credit card offering was delivered through a strategic alliance with MBNA Europe Bank Limited, which was responsible for taking the credit risk and managing the credit card base.
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
Asset Management

On 31 December 2006, the Company sold 100% of its asset management businesses to Santander Asset Management UK Holdings Limited, an indirect subsidiary of Banco Santander, S.A., for a total cash consideration of £134m. The asset management companies sold were Abbey National Asset Managers Limited (now called Santander Asset Management UK Limited), Abbey National PEP & ISA Managers Limited, Abbey National Unit Trust Managers Limited (now called Santander Unit Trust Managers UK Limited) and Inscape Investments Limited (now called Santander Portfolio Management UK Limited). Retail Banking earns a commission on products sold through its agreement with Santander Asset Management UK Limited.
Global Banking & Markets
Global Banking & Markets is principally structured into two business areas: Rates and Equity. Rates cover sales and trading activity for fixed income derivatives. Equity comprises the Equity Derivatives, Property Derivatives, and Short Term Markets areas. Equity and residential property derivatives activities include the manufacture of structured products sold to retail customers both by Abbey and by other financial institutions. Short Term Markets runs the securities lending/borrowing and repurchase agreement (‘repo’) businesses and retains a US branch for funding purposes. In 2008, the decision was taken to close the US securities financing business. The closure was completed in the first half of 2008. Previously, Global Banking & Markets also operated a credit derivatives business, but given the lack of activity in the credit markets beginning in 2007, the business was closed and its activities consolidated in Spain with the equivalent Banco Santander, S.A. unit with effect from 1 January 2008.

Business and Financial Review
Business Overview continued
Corporate Banking
Corporate Banking provides a range of banking services, including loans, deposits, trade finance and supplier payment solutions, principally to small and medium-sized UK companies in a variety of sectors including Real Estate, Social Housing, Education, Health and Communities. It provides funding and a range of treasury services via Global Banking & Markets. It is also developing a full service small and medium-size enterprise (‘SME’) operation, enabling it to compete in the UK’s mid-corporate business banking segment. This business development has been accelerated as a result of the transfer of Alliance & Leicester plc to Abbey National plc by Banco Santander, S.A..
     Corporate Banking is also responsible for managing the run down of Motor Finance and Insurance Funding Solutions, and was also responsible for Porterbrook prior to its disposal. On 8 December 2008, the Group completed the disposal of Porterbrook, its rolling stock leasing business, by the sale of 100% of Porterbrook Leasing Company Limited and its subsidiaries to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds TSB, for a cash consideration of approximately £1.6bn with Abbey continuing to provide £0.6bn medium term, senior loan funding to the acquisition vehicle.
Private Banking (formerly known as Wealth Management)
Private Banking consists of Abbey International and Abbey’s majority interest in Santander Private Banking UK Limited. On 17 December 2007, Abbey sold 49% of its shareholding in Santander Private Banking UK Limited (consisting of James Hay, Cater Allen and Abbey Sharedealing) to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A., for a total cash consideration of £203m. The companies affected were Cater Allen Limited, Abbey Stockbrokers Limited, James Hay Holdings Limited, and their subsidiaries.
Abbey International
Abbey National International Limited uses the Abbey International brand. Its office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro.
James Hay
James Hay provides administration services for self-invested pension plans and the WRAP portfolio management product to end customers mainly via independent financial advisers and branded financial service providers.
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
Group Infrastructure
Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is also responsible for Group Capital and Funding.  ALM is responsible for managing the Group’s structural balance sheet shape and, in conjunction with Risk Division, tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include Retail Banking’s product and structural exposure to interest rates and, in that role, is a link between Retail Banking and Global Banking & Markets. ALM recommends and helps to implement Board, Asset and Liability Management Committee and Risk Committee policies for all aspects of balance sheet management — formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile.  Group Capital represents the return on the Group’s capital, reserves, preference shares and subordinated debt. Funding represents the provision of funding, both to other businesses within the Group and to fellow subsidiaries of Banco Santander, S.A..
     Abbey National plc and Abbey National Treasury Services plc had a shelf registration statement with the US Securities and Exchange Commission, which expired in December 2008.  The Group is planning on filing a new shelf registration statement later in 2009. Additionally, as part of its prudent contingent funding arrangements, ALM ensures that Abbey has access to the central bank facilities made available by the Bank of England, the European Central Bank and the US Federal Reserve.   Further information is set out in detail in the Balance Sheet Business Review — Sources of Liquidity on page 32.
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
Executive Summary
Abbey has prepared this Business and Financial Review in a manner consistent with the way management views Abbey’s business as a whole. As a result, Abbey presents the following key sections to the Business and Financial Review:
>	Business Review Summary - this contains an explanation of the basis of Abbey’s results and any potential changes to that basis in the future; a summary Income Statement with commentary; a summary of the nature of adjustments between Abbey’s statutory basis of accounting (as described in the Accounting Policies section on pages 77 to 94) and Abbey’s management basis of accounting (known as the “trading” basis); and a description of key performance indicators;

>	Personal Financial Services - this contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment. Additional information is provided for the Retail Banking segment due to its significance to Abbey’s results;

>	Sold Life Businesses - this contains a commentary on the results of the life insurance businesses sold in 2006;

>	Other Material Items - this contains information about the statutory to trading basis adjustments; and

>	Balance Sheet Business Review - this contains an analysis of Abbey’s balance sheet, including:
>	Capital disclosures - this contains an analysis of Abbey’s capital needs and availability;

>	Off-Balance Sheet disclosures - this contains a summary of Abbey’s off-balance sheet arrangements, their business purpose, and importance to Abbey; and

>	Liquidity disclosures - this contains an analysis of Abbey’s sources and uses of liquidity and cash flows.
Basis of results presentation
The Group’s business is managed and reported on the basis of the following segments:
>	Retail Banking;

>	Global Banking & Markets;

>	Corporate Banking;

>	Private Banking;

>	Group Infrastructure; and

>	Sold Life Businesses.
In 2008, the Wealth Management business was renamed Private Banking. In addition, the results of the intermediary protection sales business that was terminated in 2007 have been reclassified from Retail Banking to Group Infrastructure. The segmental analysis of the Group’s results for 2007 and 2006 has been amended to reflect this change. In this report, the Retail Banking, Global Banking & Markets, Corporate Banking, Private Banking and Group Infrastructure segments are referred to as the Personal Financial Services businesses.
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
Impact of the current credit environment
Further information about the impact of the current credit environment is contained in the Risk Management Report on page 52, in addition to information relating to the valuation of financial instruments included in the Group’s critical accounting policies disclosures referred to above.
Profit on disposal of Group undertakings
Profits / (losses) of £40m (2007: £7m, 2006: £(223)m) were made on the disposal of Group undertakings during the year. In addition, profits of nil (2007: £105m, 2006: nil) were made on the sale of non-controlling interests in subsidiary undertakings.
Significant acquisitions and disposals
The 2008 results were not materially affected by the acquisition of Bradford & Bingley plc’s direct channels and retail deposits business, or the sale of the Porterbrook businesses, both as described in the Business Overview.
Current and future accounting developments under IFRS
Details can be found in the Accounting Policies on page 77 to the Consolidated Financial Statements.

Business and Financial Review
Business Review — Summary continued
Group Summary
Summarised consolidated statutory income statement and selected ratios

	2008	2007	2006
	£m	£m	£m

Net interest income	1,772	1,499	1,228
Non-interest income	1,232	1,283	1,242

Total operating income	3,004	2,782	2,470

Administrative expenses	(1,343)	(1,369)	(1,420)
Depreciation and amortisation	(202)	(205)	(215)

Total operating expenses excluding provisions and charges	(1,545)	(1,574)	(1,635)

Impairment losses on loans and advances	(348)	(344)	(344)
Provisions for other liabilities and charges	(17)	—	(63)

Total operating provisions and charges	(365)	(344)	(407)

Profit on continuing operations before tax	1,094	864	428
Tax on profit on continuing operations	(275)	(179)	(115)

Profit for the year from continuing operations	819	685	313
Loss for the year from discontinued operations	—	—	(245)

Profit for the year	819	685	68

Tier 1 capital ratio(1) (%)	8.5%	7.3%	8.0%
Core Tier 1 capital ratio(1) (%)	6.2%	5.4%	5.6%
Risk weighted assets(2)	63,425	68,562	62,942

(1)	From 1 January 2008, the Group has managed its capital requirements on a Basel II basis, as described in Note 47 to the Consolidated Financial Statements. 2007 and 2006 have been presented on a Basel I basis.

(2)	In accordance with the requirements of the UK Financial Services Authority, this includes 35.6% of Alliance & Leicester plc’s risk weighted assets at 31 December 2008, reflecting Abbey’s ownership of that percentage of Alliance & Leicester plc’s ordinary share capital on that date, as described in Business Overview – Summary History.
2008 compared to 2007
Profit on continuing operations before tax of £1,094m increased from £864m in 2007. Material movements by line include:
>	Net interest income of £1,772m compared to £1,499m in 2007 increased by £273m, driven by a combination of asset growth and improved Commercial Banking spread up 4 basis points. Retail Banking income benefited from strong asset growth of 10% in challenging market conditions, and Abbey’s continued focus on effective margin management for both mortgages and customer deposits. At the same time, Abbey maintained its focus on high quality prime residential lending at lower LTV and improved retention at attractive margins. Corporate Banking performance was ahead, driven by continued prudent growth in lending whilst taking advantage of opportunities in the market to improve margins. Private Banking also delivered an excellent performance reflecting growth in all business areas, in particular Cater Allen and Abbey International which were driven by increased customer deposits. Net interest income also benefited from higher earnings within Group Infrastructure on retained profits and the additional share capital injection of £1bn in October 2008, prior to its transfer into Alliance & Leicester plc in December 2008.

>	Non-interest income of £1,232m compared to £1,283m in 2007 decreased by £51m. The decrease is largely due to the profit on sale received in 2007 from the part sale of PFS subsidiaries, not repeated in 2008. Despite difficult market conditions, Retail Banking continued to broaden its cross-selling activity, with increased commission from credit cards and investments. Growth in these areas was offset by lower mortgage redemption volumes, lower unsecured lending and continued pressure on current account charges. Corporate Banking increased as new business lending generated more in both fees and cross-selling of Global Banking & Markets’ products. Private Banking was slightly ahead reflecting increased fees in James Hay offsetting lower income in Abbey International due to the one-off property sales in 2007. Global Banking & Markets finished the year with a strong performance, well ahead of last year, reflecting global customer focus and the strength of its business model.

>	Administrative expenses of £1,343m (2007: £1,369m) decreased by £26m due to continuing cost reduction activity partially offset by costs relating to the Bradford & Bingley savings business and branch network.

>	Depreciation and amortisation of £202m (2007: £205m) was in line with the previous year, as Porterbrook was only sold at the end of the year.

>	Impairment losses on loans and advances were broadly unchanged at £348m (2007: £344m), as credit quality remained strong, with a continued reduction in the size of the unsecured personal lending book, offset by a further general deterioration in economic conditions affecting the mortgage portfolio provision.

>	Provisions for other liabilities and charges of £17m compared to £nil in 2007, relating to the integration of the acquired Bradford & Bingley savings business and branch network, partially offset by a release of the misselling provision.

Business and Financial Review
Business Review — Summary continued
2007 compared to 2006
Profit on continuing operations before tax of £864m increased from £428m in 2006. Material movements by line include:
>	Net interest income of £1,499m compared to £1,228m in 2006 increased by £271m. Retail Banking income benefited from robust asset growth of 8% in challenging market conditions, and Abbey’s continued focus on effective margin management for both mortgages and customer deposits. Overall the Commercial Banking spread improved by 4 basis points. Net interest income also benefited from the full year impact of earnings from proceeds from the sale of the life insurance businesses in 2006.

>	Non-interest income of £1,283m compared to £1,242m in 2006 increased by £41m. The increase related to the uplift in revenues within Global Banking & Markets despite difficult trading conditions in the second half of the year restricting transaction flow. In addition, 2007 benefited from the increase in the profit on part sale of PFS subsidiaries, partially offset by higher losses from hedging and other mark-to-market variances compared to 2006. Retail banking fee income declined slightly.

>	Administrative expenses of £1,369m (2006: £1,420m) decreased by £51m driven by on-going cost reduction activity.

>	Depreciation and amortisation of £205m (2006: £215m) decreased by £10m due to lower asset write-downs.

>	Impairment losses on loans and advances were unchanged at £344m, with reduced exposure to unsecured lending, particularly internet-sourced lending, being offset by increases elsewhere reflecting the deterioration in market conditions. Credit quality overall remained sound.

>	Provisions for other liabilities and charges net to £nil compared to £63m in 2006, principally due to the stay in complaints relating to unauthorised overdraft charges pending a decision on legal proceedings in the High Court of England and Wales to resolve legal uncertainties concerning the level, fairness and lawfulness of unauthorised overdraft charges, as described in Note 37 to the Consolidated Financial Statements

Loss for the year from discontinued operations of £245m in 2006 comprised the profit of the life insurance businesses of £19m and a loss on sale of £264m.
Adjustments between the statutory basis and the trading basis
Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below.
     Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments arise principally in the ongoing Personal Financial Services businesses.
     The adjustments are:
>	Reorganisation and other costs - Comprise implementation costs in relation to the strategic change cost reduction projects, as well as certain remediation administration expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

>	Depreciation of operating lease assets - The Porterbrook operating lease businesses sold in 2008 had been managed as financing businesses and, therefore, management needed to see the margin earned on the businesses. Residual value risk was separately managed. As a result, the depreciation was netted against the related income.

>	Profit on part sale of PFS subsidiaries - These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2008, the profit on the sale of the Porterbrook businesses was excluded. In 2007, the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions were excluded. In 2006, the profit on the sale of the Asset Management businesses was similarly excluded.

>	Hedging and certain other mark-to-market variances - The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.

>	Capital and other charges - Principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively.
For a detailed explanation of these items, see ‘Other Material Items’ in the Business and Financial Review.

Business and Financial Review
Business Review — Summary continued
Key performance indicators
Key performance indicators relevant to the Group during the years ended, and as at, 31 December 2008, 2007 and 2006 are set out below. This information describes the key measures used by management in assessing the success of the business against its strategies and objectives.

Key performance indicator	Note	2008		2007		2006

PFS trading revenues	1	£2,947	m	£2,615	m	£2,452	m
PFS trading cost:income ratio	2	45%		50%		55%
Profit for the year	3	£819	m	£685	m	£68	m
Commercial Banking spread	4	1.44%		1.40%		1.36%
Total number of employees	5	15,914		15,236		16,395
Mortgage market share	6	9.9%		9.3%		9.4%

1.	PFS trading revenues

PFS trading revenues comprise net interest income and non-interest income of the Personal Financial Services businesses. Discussion and analysis of this data is set out in the Business Review — Personal Financial Services on pages 16 and 17.

Management reviews PFS trading revenues in order to assess the Group’s effectiveness in obtaining new customers and business. Management’s target for PFS trading revenues is growth of between 5 and 10% per annum from 2006 to 2008. PFS trading revenue growth in 2008 was 12.7% (2007: 6.6%).
2.	PFS trading cost:income ratio

The PFS trading cost:income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. Discussion and analysis of trading income and expenses is set out in the Business Review — Personal Financial Services on pages 16 to 19. Further information about the calculation of the PFS trading cost:income ratio is contained in Selected Financial Data on page 139.

Management reviews the PFS trading cost:income ratio in order to measure the operating efficiency of the Group. Management’s target for the PFS trading cost:income ratio, set in 2005, was to achieve 45% by 2008.
3.	Profit for the year

Profit for the year is the statutory consolidated profit after tax for the year. Discussion and analysis of this data is set out in the Group Summary in this Business Review — Summary section on pages 10 and 11.

Management reviews the profit for the year in order to monitor the effectiveness of the Group’s strategy and decisions to maximise the value of the business, and increase the strength of its capital base and its capacity to pay dividends to its shareholder Banco Santander, S.A.. Management’s target for the profit for the year is to achieve steady growth over the previous year.
4.	Commercial Banking spread

Commercial Banking spread is defined as interest received (mortgages, unsecured personal loans, corporate loans and overdraft interest), less interest payable (retail and corporate deposits and in-credit bank accounts) divided by interest-earning customer loans. Discussion and analysis of this data is set out in the Business Review — Personal Financial Services on pages 13 to 19.

Management reviews the Commercial Banking spread in order to assess the economic sustainability of its commercial banking products and operations. Management’s target for the Commercial Banking spread is to ensure that it is appropriate for the current market conditions and profit targets.
5.	Total number of employees

Total number of employees is measured at the year-end and calculated on a full-time equivalent basis. 2008 data includes 1,556 employees who transferred to Abbey National plc in September 2008 as part of the acquisition of Bradford & Bingley plc’s retail savings business and branch network. 2007 and 2006 data do not include such employees. As part of the planning process, headcount targets are set for each division and reviewed on a monthly basis. Further information about employees on a segmental basis is contained in Note 1 to the Consolidated Financial Statements.

Management reviews the total number of employees in order to support the continuing overall control of the Group’s cost base. Management’s targets for the total number of employees are to ensure that staffing levels are optimal for the nature and size of the Group’s business.
6.	Mortgage market share

Mortgage market share represents the value of the Group’s mortgage asset as a percentage of the total value of mortgages in the UK market, and is measured at the year-end. Discussion and analysis of this data is set out in the Business Review — Personal Financial Services on pages 14 and 15.

Management reviews mortgage market share in order to assess the Group’s effectiveness in obtaining new customers. Management’s target for mortgage market share is to maintain the Group’s historical market share of approximately 10%, subject to earning an appropriate margin.

Business and Financial Review
Business Review — Personal Financial Services
This section contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment within the Personal Financial Services businesses, together with reconciliations from the trading basis to the statutory basis. Additional information is provided on the adjustments between the trading basis and the statutory basis in the Business Review — Other Material Items.
Personal Financial Services profit before tax by segment

		Global
	Retail	Banking &	Corporate	Private	Group
	Banking	Markets	Banking	Banking	Infrastructure	Total
31 December 2008	£m	£m	£m	£m	£m	£m

Net interest income/(expense)	1,827	—	(13)	85	(127)	1,772
Non-interest income	622	326	133	35	59	1,175

Total trading income	2,449	326	120	120	(68)	2,947
Total trading expenses	(988)	(107)	(45)	(59)	(141)	(1,340)
Impairment losses on loans and advances	(309)	—	6	(3)	—	(306)

Trading profit/(loss) before tax	1,152	219	81	58	(209)	1,301
Adjust for:
- Reorganisation and other costs	(121)	—	—	—	(42)	(163)
- Profit on part sale of PFS subsidiaries	—	—	40	—	—	40
- Hedging and certain other mark-to-market variances	—	—	—	—	(84)	(84)
- Capital and other charges	(103)	—	(14)	16	101	—

Profit/(loss) from continuing operations before tax	928	219	107	74	(234)	1,094

		Global
	Retail	Banking &	Corporate	Private	Group
	Banking	Markets	Banking	Banking	Infrastructure	Total
31 December 2007	£m	£m	£m	£m	£m	£m

Net interest income/(expense)	1,623	—	(31)	70	(163)	1,499
Non-interest income	635	260	132	34	55	1,116

Total trading income	2,258	260	101	104	(108)	2,615
Total trading expenses	(996)	(107)	(30)	(61)	(105)	(1,299)
Impairment losses on loans and advances	(239)	—	29	(2)	—	(212)

Trading profit/(loss) before tax	1,023	153	100	41	(213)	1,104
Adjust for:
- Reorganisation and other costs	(139)	(6)	—	(1)	(132)	(278)
- Profit on part sale of PFS subsidiaries	—	—	5	—	105	110
- Hedging and certain other mark-to-market variances	—	—	—	—	(72)	(72)
- Capital and other charges	(89)	—	(11)	19	81	—

Profit/(loss) from continuing operations before tax	795	147	94	59	(231)	864

		Global
	Retail	Banking &	Corporate	Private	Group
	Banking	Markets	Banking	Banking	Infrastructure	Total
31 December 2006	£m	£m	£m	£m	£m	£m

Net interest income/(expense)	1,466	—	(46)	62	(146)	1,336
Non-interest income	645	240	125	32	74	1,116

Total trading income	2,111	240	79	94	(72)	2,452
Total trading expenses	(1,005)	(93)	(41)	(58)	(152)	(1,349)
Impairment losses on loans and advances	(273)	—	27	—	(5)	(251)
Provisions for other liabilities and charges	—	—	—	(2)	—	(2)

Trading profit/(loss) before tax	833	147	65	34	(229)	850
Adjust for:
- Reorganisation and other costs	(133)	(9)	—	(5)	(151)	(298)
- Profit on part sale of PFS subsidiaries	—	—	—	—	41	41
- Hedging and certain other mark-to-market variances	(8)	—	—	—	(37)	(45)
- Capital and other charges	(44)	—	(4)	15	(87)	(120)

Profit/(loss) from continuing operations before tax	648	138	61	44	(463)	428

2008 compared to 2007
>	Personal Financial Services trading profit before tax of £1,301m increased by £197m on the previous year (2007: £1,104m). Trading income was 12.7% higher driven by a strong performance across all four business divisions. This was balanced against controlled costs, up 3.2%, as we continued to invest in our Corporate Banking and Private Banking businesses, and additional costs relating to the Bradford & Bingley branch and savings operations acquired in September 2008. As a result, our trading cost:income ratio was further reduced to 45%, and is now better than the expected sector average.

Business and Financial Review
Business Review — Personal Financial Services continued
>	Retail Banking trading profit before tax increased by £129m to £1,152m (2007: £1,023m) which was driven by an 8.5% increase in trading income and lower expenses partly offset by higher credit provisions. Trading income benefited from a 10% growth in both assets and deposits and better mortgage new business margins throughout 2008. At the same time, we maintained our focus on high quality prime residential lending at lower LTV and improved retention at attractive margins. Trading provisions have increased largely reflecting an increase in mortgage arrears, driven by the change in economic conditions. The level of secured coverage remains strong at 25% and is expected to be well ahead of UK peers for 2008, and appropriately reflects the current economic conditions.

>	Global Banking & Markets trading profit before tax increased by £66m to £219m (2007: £153m) reflecting strong performance in both Rates and Equity business, due to increased transactional flow arising from close co-operation with other parts of Abbey and the beneficial trading environment available from diverging spreads in an illiquid market.

>	Corporate Banking trading profit before tax decreased by £19m to £81m (2007: £100m) reflecting lower provision releases from positions in rundown, partially offset by the net higher trading income less expenses largely driven by investment in growing the business.

>	Private Banking trading profit before tax increased by £17m to £58m (2007: £41m) reflecting growth in all business areas, in particular Cater Allen and Abbey International which were driven by increased customer deposits attracted by competitive rates.

>	Group Infrastructure trading loss before tax decreased by £4m to £209m (2007: £213m) reflecting higher earnings on retained profits and earnings on the additional share capital injection of £1bn in October 2008, prior to its transfer into Alliance & Leicester plc in December 2008.
2007 compared to 2006
>	Personal Financial Services trading profit before tax of £1,104m increased by £254m on the previous year (2006: £850m). Trading income was 6.6% higher and within the targeted range. There was a further reduction in trading expenses of 3.8% in 2007 with headcount 1,159 full time equivalents lower than 31 December 2006. Trading profit before tax benefited from positive trading income and cost trends and lower credit provisions.

>	Retail Banking trading profit before tax increased by £190m to £1,023m (2006: £833m) driven by a 7% increase in trading income and lower expenses and credit provisions. Trading income benefited from robust asset growth of 8% in challenging market conditions, and Abbey’s continued focus on effective margin management for both mortgages and customer deposits. Trading provisions have decreased due to the lower unsecured asset and are partially offset by a slight increase in mortgage provisions from historic low levels.

>	Global Banking & Markets trading profit before tax increased by £6m to £153m (2006: £147m). Trading income has increased slightly with profits from the closeout of customer trades offsetting the effects of difficult market conditions in the second half of the year.

>	Corporate Banking trading profit before tax increased by £35m to £100m (2006: £65m) reflecting lower trading costs from the run down of asset financing operations and a reduced net interest charge due to lower Porterbrook project and maintenance funding costs. In addition, new Corporate Banking business streams contributed positively.

>	Private Banking trading profit before tax increased by £7m to £41m (2006: £34m) reflecting higher trading income and broadly stable costs. Trading income has improved as a result of higher deposits in Cater Allen and improved margins in both Cater Allen and Abbey International.

>	Group Infrastructure trading loss before tax decreased by £16m to £213m (2006: £229m) reflecting a small decrease in net interest income due to base rate changes more than offset by a reduction in unallocated central costs.
Personal Financial Services business flows
Business flows relating to the Personal Financial Services businesses are set out below. These flows are used by management to assess the sales performance of Abbey, both absolutely and relative to its peers, and to inform management of product trends in the Personal Financial Services market.

	2008		2007		2006

Mortgages:
Gross mortgage lending in the year	£31.8	bn	£35.6	bn	£32.6	bn
Capital repayments in the year	£20.7	bn	£26.9	bn	£24.8	bn

Net mortgage lending in the year	£11.1	bn	£8.8	bn	£7.8	bn

Mortgage stock balance:	£121.6	bn	£110.5	bn	£101.7	bn
- Abbey retail	£115.6	bn	£105.0	bn	£96.7	bn
- Housing Association(1)	£6.0	bn	£5.5	bn	£5.0	bn
Market share — gross mortgage lending(2)	12.4%		9.8%		9.4%
Market share — capital repayments(2)	9.5%		10.5%		10.5%
Market share — net mortgage lending(2)	28.9%		8.1%		7.1%
Market share — mortgage stock(2)	9.9%		9.3%		9.4%
Retail deposits:
Total net deposit flows(3)	£5.6	bn	£3.2	bn	£1.1	bn
Deposit stock(4)	£94.4	bn	£67.4	bn	£63.8	bn
Investment and pensions annual premium income	£2,247	m	£1,669	m	£1,224	m

Business and Financial Review
Business Review — Personal Financial Services continued

	2008		2007		2006

Banking:
Bank account openings (000’s)
- Abbey retail	548		400		425
- Other	24		30		28

	572		430		453

Bank account liability balance:
- Abbey retail	£5.5	bn	£5.5	bn	£5.3	bn
- Other	£4.7	bn	£4.8	bn	£4.5	bn

	£10.2	bn	£10.3	bn	£9.8	bn

Gross unsecured personal lending in the year:
- Abbey retail	£0.8	bn	£0.9	bn	£1.5	bn
- Other, including cahoot	£0.1	bn	£0.1	bn	£0.8	bn

	£0.9	bn	£1.0	bn	£2.3	bn

Unsecured lending asset balance(5):
- Abbey retail	£2.3	bn	£2.5	bn	£2.7	bn
- Other, including cahoot	£0.5	bn	£0.8	bn	£1.4	bn

	£2.8	bn	£3.3	bn	£4.1	bn

Credit card sales (000’s)	395		261		112

(1)	Housing Association mortgages are classified within the Corporate Banking segment. This excludes contingent liabilities and commitments. See Note 37 to the Consolidated Financial Statements.

(2)	Market shares are estimated internally, based on information from the Bank of England and The Council of Mortgage Lenders (“CML”).

(3)	Includes Bradford & Bingley savings business net deposit flows in Q4.

(4)	Includes Bradford & Bingley deposits at acquisition and subsequent net inflows. 2007 and 2006 have been amended to include retail structured product flows.

(5)	Comprises unsecured personal loans, credit cards and overdrafts.
2008 compared to 2007
Mortgages
Gross mortgage lending was £31.8bn with an estimated market share of 12.4% compared to 9.8% in 2007. Abbey’s mortgage performance has remained strong in a market that continues to contract, impacted by falling customer confidence, particularly in the purchase market. The strong performance has been driven by a competitive pricing strategy, targeting high quality lower LTV lending at good margins to optimise Abbey’s position during challenging market conditions. The re-mortgage segment remains the strongest market segment, and it is here that Abbey has performed particularly well, both in volume and margins. Net mortgage lending of £11.1 billion, up 28%, was largely achieved in the first half of the year when Abbey increased gross lending, reflecting the strength of its franchise during challenging market conditions, and reduced capital repayments through excellent retention activity. This restored Abbey’s stock position to its historical share of around 10%.
Retail Deposits and Investments
Retail net deposit flows were £5.6bn, up 80%, driven by Direct ISA, the Instant Access Saver account and eSaver Direct, together with the launch of innovative new products promoted through the branches and an excellent performance from Bradford & Bingley’s branches since acquisition. Abbey has also seen a strong performance in bonds, driven by a contribution from both the Abbey and cahoot offerings. 2008 quarterly flows exceeded all comparative quarters in 2007, with Abbey doubling both the second and third quarter results and Bradford & Bingley’s savings business contributing net flows of £1.1bn in the fourth quarter, compared to a trend of outflows prior to acquisition.
     Investment sales were up 34%, despite the market being down 8%, reflecting Abbey’s strength in offering capital guaranteed investment products as customers seek lower risk alternatives. The second half has also benefited from the continued expansion of the number of sales advisors and high levels of re-investment by customers. Abbey has seen significant growth in Corporate Banking flows resulting in £4.0bn inflows during the year, driven by a focus on relationship managers driving volumes from new business and existing clients, and attracting substantial deposits from corporate clients, further strengthening Abbey’s balance sheet.
Banking
Abbey continued to increase its level of bank account openings, up 33%, achieving a record number of openings in the second half of the year and strong market share performance. This has been driven through effective development of the Internet and telephone channels and innovative new products and propositions such as the market leading 8% in credit rate offered on adult and youth accounts and the 0% overdraft offer.
Unsecured Personal Lending
Total gross UPL lending decreased 18% reflecting Abbey’s continued cautious stance, with overall stock balances down 17% on last year. Abbey continues to focus the lending mix towards existing customers, which make up 94% of new lending, and through the branch channel. This has contributed to higher margins on UPL stock resulting in an increase of 149 basis points over last year.
Credit Card Sales
Credit card sales were up 51% benefiting from the launch of the Abbey Zero card and the improvement in cross-selling initiatives.

Business and Financial Review
Business Review — Personal Financial Services continued
2007 compared to 2006

Mortgages
Gross mortgage lending of £35.6bn, 9% higher, with an estimated market share of 9.8% benefiting from a range of initiatives, including new affordability criteria to help first time buyers.
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
Banking
Abbey continued to attract adult and switcher customers with adult account openings increasing by 8% and we continued to be a net gainer of switcher accounts against other major UK retail banks. In total, bank account openings of 430,000 were slightly lower than 2006.
Unsecured Personal Lending
Total gross UPL lending decreased by 57% reflecting reduced unsecured personal lending through the Internet sales channel. Abbey took a cautious approach to lending with the objective to continue generating value whilst minimising risk. We continued to focus new lending mix towards existing customers and through the branch sales channel.
Credit Card Sales
During the second half of 2007, Banco Santander, S.A. also launched a new credit card business leveraging Abbey’s branch distribution in the UK. Early performance was positive, with card openings up 134% benefiting from an attractive headline rate, promotional activity and sales focus through the branch channel.
Personal Financial Services trading net interest income by segment

	2008	2007	2006
	£m	£m	£m

Retail Banking	1,827	1,623	1,466
Corporate Banking	(13)	(31)	(46)
Private Banking	85	70	62
Group Infrastructure	(127)	(163)	(146)

PFS trading net interest income	1,772	1,499	1,336

Adjust for:
- Capital and other charges	—	—	(108)

PFS net interest income	1,772	1,499	1,228

2008 compared to 2007
Retail Banking net interest income increased by £204m to £1,827m (2007: £1,623m), reflecting a 10% growth in both assets and deposits and better mortgage new business margins throughout 2008. At the same time, Abbey has maintained its focus on high quality prime residential lending at lower LTV and improved retention at attractive margins.
     Corporate Banking net interest income charge improved by £18m to £(13)m (2007: £(31)m) driven by a continued prudent growth in lending whilst taking advantage of opportunities in the market to improve margins. Furthermore Abbey has seen significant growth in deposits from corporate clients resulting in £4.0bn inflows during the year, further strengthening the Group’s balance sheet. Overall, net interest income for 2006-2008 was a net charge as it included interest expense incurred by the Porterbrook businesses that were sold in December 2008, whereas its leasing income and depreciation were classified as non-interest income.
     Private Banking net interest income increased by £15m to £85m (2007: £70m), reflecting growth in all business areas, in particular Cater Allen and Abbey International which were driven by increased customer deposits attracted by competitive rates.
     Group Infrastructure net interest income charge decreased by £36m to £(127)m (2007: £(163)m) reflecting higher earnings on shareholder’s funds.

Business and Financial Review
Business Review — Personal Financial Services continued
2007 compared to 2006
Retail Banking net interest income increased by £157m to £1,623m (2006: £1,466m), due largely to growth in savings and banking balances combined with improved margins resulting from strong margin management given base rate increases. Retail Banking net interest income also benefited from robust asset growth of 8% in challenging market conditions, albeit offset by lower asset spreads. Competitive pressures impacted the mortgage spread albeit with improved new business margins in the latter part of the year. Growth in Abbey Business also contributed materially — both in terms of deposits and commercial mortgages.
     Corporate Banking net interest income charge improved by £15m to £(31)m (2006: £(46)m) reflecting a reduced cost of funding in asset financing operations and growth in the Real Estate Finance and other new corporate business portfolios.
     Private Banking net interest income increased by £8m to £70m (2006: £62m), reflecting higher liability balances in Cater Allen as a result of improved sales performance and higher cash balances under administration in James Hay. This was supported by improved margins in both Cater Allen and Abbey International.
     Group Infrastructure net interest income charge decreased by £17m to £(163)m (2006: £(146)m) in part due to the increased spread between the base rate and LIBOR.
Personal Financial Services trading non-interest income by segment

	2008	2007	2006
	£m	£m	£m

Retail Banking	622	635	645
Global Banking & Markets	326	260	240
Corporate Banking	133	132	125
Private Banking	35	34	32
Group Infrastructure	59	55	74

PFS trading non-interest income	1,175	1,116	1,116

Adjust for:
- Reorganisation and other costs	(16)	—	—
- Depreciation of operating lease assets	117	129	130
- Profit on part sale of PFS subsidiaries	40	110	41
- Hedging and certain other mark-to-market variances	(84)	(72)	(45)

PFS non-interest income	1,232	1,283	1,242

2008 compared to 2007
Retail Banking trading non-interest income decreased by £13m to £622m (2007: £635m). Despite difficult market conditions, Retail Banking continued to broaden its cross-selling activity, with increased commission from credit cards and investments. Improvements in these areas were offset by lower mortgage redemption volumes, lower unsecured lending and continued pressure on current account charges.
     Global Banking & Markets non-interest income increased by £66m to £326m (2007: £260m) which reflected strong performance in both Rates and Equity business, due to increased transactional flow arising from close co-operation with other parts of Abbey and the beneficial trading environment available from diverging spreads in an illiquid market.
     Corporate Banking non-interest income was broadly in line with 2007 at £133m (2007: £132m) as new business lending generated increases in both fees and cross-selling of Global Banking & Markets products, which were offset by the cessation of operating lease rental income and depreciation as a result of the sale of the Porterbrook businesses in December 2008.
     Private Banking non-interest income was broadly in line with 2007 at £35m (2007: £34m), reflecting increased fees in James Hay offsetting lower income in Abbey International due to one-off property sales in 2007.
     Group Infrastructure non-interest income increased slightly to £59m (2007: £55m). This was due to an increase in income from short-term funding, partly offset by a decline in income caused by the termination of the protection business reported in this segment in 2007.
2007 compared to 2006
Retail Banking trading non-interest income decreased slightly to £635m (2006: £645m) due largely to lower current account charges and redemption fees offset by benefits from the contribution of new credit card sales and growth in both investments and protection.
     Global Banking & Markets non-interest income was ahead of 2006 at £260m (2006: £240m) delivering robust growth in 2007, driven by the Rates and Equities businesses, despite difficult trading conditions.
     Corporate Banking non-interest income increased by £7m to £132m (2006: £125m) as improved contributions from existing businesses more than offset the impact of those in run down.
     Private Banking non-interest income was slightly ahead of 2006 at £34m (2006: £32m), due largely to the sale of two properties by Abbey International and higher fees in James Hay.
     Group Infrastructure non-interest income decreased by £19m to £55m (2006: £74m), largely due to lower earnings from short-term funding.

Business and Financial Review
Business Review — Personal Financial Services continued
Personal Financial Services total trading expenses by segment

	2008	2007	2006
	£m	£m	£m

Retail Banking	988	996	1,005
Global Banking & Markets	107	107	93
Corporate Banking	45	30	41
Private Banking	59	61	58
Group Infrastructure	141	105	152

PFS total trading expenses	1,340	1,299	1,349

Adjust for:
- Reorganisation and other costs	88	146	144
- Depreciation of operating lease assets	117	129	130
- Capital and other charges	—	—	12

PFS expenses	1,545	1,574	1,635

2008 compared to 2007
Trading expenses increased by £41m to £1,340m (2007: £1,299m) reflecting the impact of the acquisition of the Bradford & Bingley plc branch and savings operations in September, as well as investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking which contributed to good income growth.
     Retail Banking trading expenses of £988m decreased by £8m (2007: £996m) due to savings and efficiencies as a result of the strategic change cost reduction projects, partly offset by increased investment in customer facing operations.
     Global Banking & Markets trading expenses of £107m were in line with 2007 (2007: £107m) reflecting strong cost management while increasing income.
     Corporate Banking trading expenses of £45m were £15m higher than the previous year (2007: £30m), largely driven by investment in growing the business.
     Private Banking trading expenses of £59m were slightly lower than the previous year (2007: £61m) driven by reduced employment costs in James Hay and Abbey Sharedealing due to operational efficiencies.
     Group Infrastructure trading expenses of £141m were £36m higher than the previous year (2007: £105m) principally due to costs related to Bradford & Bingley’s branches and savings business post acquisition.
2007 compared to 2006
During 2007 the cost reduction programme put in place at the time of acquisition of Abbey National plc by Banco Santander, S.A. made further progress and trading expenses of £1,299m in 2007 were 4% lower than the previous year (2006: £1,349m).
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
     Private Banking trading expenses of £61m, were slightly higher than the previous year (2006: £58m) driven by higher employment costs in James Hay reflecting growth plans.
     Group Infrastructure trading expenses of £105m were £47m lower than the previous year (2006: £152m) due to lower central costs following on-going cost reduction activity and the non-recurrence of trading expenses indirectly related to the life insurance businesses and other entities sold during 2006.
Personal Financial Services trading impairment losses on loans and advances by segment

	2008	2007	2006
	£m	£m	£m

Retail Banking	309	239	273
Corporate Banking	(6)	(29)	(27)
Private Banking	3	2	—
Group Infrastructure	—	—	5

PFS trading impairment losses on loans and advances	306	212	251

Adjust for:
- Reorganisation and other costs	42	132	93

PFS impairment losses on loans and advances	348	344	344

2008 compared to 2007
Trading impairment losses on loans and advances increased by £94m to £306m (2007: £212m), largely driven by signs of a deterioration in the mortgage portfolio. The performance of the mortgage portfolio remains strong, and is expected to be better than Council of Mortgage Lenders (‘CML’) averages for 2008. In addition, the level of secured coverage appropriately reflects the current economic conditions and is expected to benchmark well ahead of UK peers for 2008. At the same time, there has been a reduction in the unsecured lending charge, driven by the tightening in lending policies in 2007 and the reduction in the unsecured loan portfolio.

Business and Financial Review
Business Review — Personal Financial Services continued
Corporate Banking provision releases decreased by £23m to £6m (2007: £29m) reflecting an increased level of impairment on the new corporate portfolios more than offset by final provision releases from the successful run down of the legacy portfolios.
2007 compared to 2006
Trading impairment losses on loans and advances reduced by £39m to £212m (2006: £251m), driven by a lower provisions charge in Retail Banking as a result of reduced exposure to unsecured lending, particularly internet-sourced lending. The provisions on mortgages saw a slight increase from historic lows, reflecting economic conditions, although the credit quality of the mortgage portfolio remains strong.
     Corporate Banking provision releases of £29m (2006: £27m) reflected the better than anticipated performance of the run-down portfolios, a trend also seen in 2006.
Personal Financial Services non-performing loans

	2008	2007	2006
	£m	£m	£m

Total non-performing loans (‘NPLs’)	1,505	892	826

Total loans and advances to customers (excluding trading assets)	136,352	118,399	109,035
Total provisions (on a statutory basis)	642	551	536
NPLs as a % of loans and advances	1.10%	0.75%	0.76%

Provisions as a % of NPLs	42.66%	61.77%	64.89%

In 2008, the value of non-performing loans increased to £1,505m (2007: £892m) and non-performing loans as a percentage of loans and advances increased to 1.10% (2007: 0.75%). The NPL ratio increased due to an increase in secured arrears given market deterioration. During the year, the coverage of non-performing loans was lower at 42.66% (2007: 61.77%) largely due to the change in mix of arrears, with an increase in secured arrears with lower coverage due to security held. Secured coverage is expected to benchmark ahead of the industry average for 2008 and unsecured coverage is also expected to be well above peer group for 2008.
     In 2007, the value of non-performing loans increased to £892m (2006: £826m) and non-performing loans as a percentage of loans and advances decreased to 0.75% (2006: 0.76%). During the year, the coverage of non-performing loans was lower at 61.77% (2006: 64.89%), as the mix of non-performing asset changed, with more weighting towards mortgages where the coverage was lower due to the security held.
Personal Financial Services trading provisions for other liabilities and charges by segment

	2008	2007	2006
	£m	£m	£m

Private Banking	—	—	2

PFS trading provisions for other liabilities and charges	—	—	2

Adjust for:
- Reorganisation and other costs	(17)	—	61

PFS provisions for other liabilities and charges	(17)	—	63

In 2008 and 2007, there were no net trading provisions for other liabilities and charges. The charge of £2m in 2006 related to closure of the Isle of Man offices.
Business Review — Sold Life Businesses
In 2006, Abbey sold its entire life insurance business to Resolution for cash consideration of approximately £3.6bn. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.
     The life insurance business qualifies as discontinued operations. The results and loss on sale of the discontinued operations are set out in Note 11 to the Consolidated Financial Statements.
Trading income and operating expenses
There was no trading income, and there were no operating expenses, in 2008 and 2007 as the businesses were sold in 2006.
Impairment losses on intangible assets
There were no impairment losses on intangible assets in 2008 and 2007 as the businesses were sold in 2006. In 2006, an impairment charge of £69m on intangible assets was recognised as a result of the classification of the life insurance businesses as held for sale prior to their eventual sale.
Loss on sale of discontinued operations
The loss on sale of £245m in 2006 principally reflected the discount to embedded value that is normal in sales of life insurance businesses. The existence of a discount reflects a potential buyer’s use of higher discount rates than an existing owner to reflect a buyer’s inherent uncertainty over assumptions and the potential for adverse lapse experience after a change in ownership.

Business and Financial Review
Other Material Items
Adjustments between the statutory basis and the trading basis
The Company’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below, and described in the Business Review — Summary. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
     The adjustments arise principally in the ongoing Personal Financial Services businesses. Where similar costs were incurred in the Sold Life Businesses, management no longer adjusts their results for previous periods for these items, as those businesses have now been sold. However, due to the importance of the adjustments between the statutory basis and the trading basis, the consolidated amounts are presented below, together with an analysis of the total amount into the businesses in which they were incurred unless the entire amount arose in the continuing operations.
     The trading adjustments consist of:
Reorganisation and other costs

	2008	2007	2006
	£m	£m	£m

Cost reduction programme	(100)	(109)	(152)
Credit provisions	(42)	(132)	(93)
Misselling remediation administration costs	(21)	(37)	(61)

	(163)	(278)	(306)

These costs comprise implementation costs in relation to the strategic change and cost reduction process, certain credit provisions taken centrally, as well as remediation administration costs in respect of product misselling. Of the total reorganisation and other costs, £8m was adjusted in the Sold Life Businesses in 2006.
2008 compared to 2007
Total reorganisation and other costs of £163m decreased by £115m compared to the previous period (2007: £278m).
     Cost reduction programme expenses of £100m decreased by £9m compared to the previous period (2007: £109m) reflecting the end of the cost reduction programme initiated in 2004 and reduced project reorganisation costs.
     Non-trading credit provisions of £42m decreased £90m compared to the previous period (2007: £132m). In accordance with IFRS, the charge for credit provisions adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans, as described more fully in the Risk Management Report — Provisions on loans and advances to customers, and in the Accounting Policies in the Consolidated Financial Statements. The required charge is generally determined using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise.
     For management reporting purposes, the total charge is then split between the charge that would be required based on conditions that persist at the balance sheet date, and the adjustment to that charge in order to reflect the change in conditions when the loss is expected to crystallise. The charge that would be required based on conditions that persist at the balance sheet date is used in the day to day running of the business, and is therefore included in provisions on the trading basis. The adjustment is excluded from the results on a trading basis and is classified as non-trading. The reduction in 2008 compared to 2007 reflects the fact that the conditions at the balance sheet date are more closely aligned to the conditions that are expected to persist when the losses crystallise.
     Misselling remediation administration costs decreased to £21m (2007: £37m) reflecting a reduction in complaints handling charges.
2007 compared to 2006
Total reorganisation and other costs of £278m decreased £28m compared to the previous period (2006: £306m).
     Cost reduction programme related expenses of £109m decreased by £43m compared to the previous period (2006: £152m) reflecting the more advanced stage of the programme.
     Non-trading credit provisions of £132m increased £39m compared to the previous period (2006: £93m). The charge in 2006 largely related to loan portfolios that are no longer open to new business.
     Misselling remediation administration costs reduced to £37m (2006: £61m) reflecting lower levels of complaints activity in relation to endowments due to the continued effect of time barring and, in relation to unauthorised overdraft charges, due to the stay in complaints relating to unauthorised overdraft charges pending a decision on legal proceedings in the High Court of England and Wales to resolve legal uncertainties concerning the level, fairness and lawfulness of unauthorised overdraft charges, as described in Note 37 to the Consolidated Financial Statements.

Business and Financial Review
Other Material Items continued
Profit on part sale of PFS subsidiaries

2008	2007	2006
£m	£m	£m

40	110	41

These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2008, this consisted of the profit on the sale of the Porterbrook businesses. In 2007, these consisted of the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions. In 2006, the profit on the sale of the Asset Management businesses was similarly excluded.
Hedging and certain other mark-to-market variances

2008	2007	2006
£m	£m	£m

(84)	(72)	(45)

The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis.
2008 compared to 2007
In 2008, there was substantial mark-to-market volatility which affected asset and liability positions and related derivatives. The impact of this volatility was a loss of £84m (2007: £72m), largely due to increasing asset credit spreads. Losses were incurred, due to an increase in credit spreads on the Group’s holdings of prime mortgage-backed securities (almost all of which are AAA rated), which are accounted for as fair value through profit or loss and ineligible for reclassification in accordance with IAS 39. However, this was partially offset by other mark-to-market volatility, principally arising on swaps which do not meet the IAS 39 requirements for hedge accounting.
2007 compared to 2006
In 2007, the impact of this volatility of £72m (2006: £45m) was due to decreasing asset credit spreads, with hedging variances representing an insignificant amount.
Capital and other charges
Capital charges principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively. On a consolidated basis, the total of these internal reallocations is £nil. The change in allocation in Group Infrastructure compared to 2006 is due to the impact of the sale of the life insurance businesses in 2006.
Legal proceedings
Abbey is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Abbey. In addition, Abbey is party to legal proceedings concerning unauthorised overdraft charges. See Note 37 to the Consolidated Financial Statements.
Material contracts
Abbey is party to various contracts in the ordinary course of business. For the three years ended 31 December 2008 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to Abbey National plc in exchange for Abbey National plc newly issued ordinary shares.
     On 19 March 2009, the Company gave a full and unconditional guarantee in respect of the unsubordinated liabilities of Alliance & Leicester plc incurred prior to 31 July 2012 under a deed poll guarantee entered into by the Company. A copy of this deed poll guarantee is included in the Shareholder Information section of this Annual Report and Accounts. Alliance & Leicester plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 31 July 2012.
Audit fees
See Note 7 of the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review
Throughout this section, references to UK and non-UK refer to the location of the office where the transaction is recorded.
Securities
The following table sets out the book and market values of securities at 31 December 2008, 2007 and 2006. For further information, see the Notes to the Consolidated Financial Statements.

	2008	2007	2006
	£m	£m	£m

Trading portfolio
Debt securities:
UK government	191	1,168	48
US treasury and other US government agencies and corporations	574	—	13
Other OECD governments	2,374	2,554	2,402
Bank and building society certificates of deposit	8,032	9,679	10,839
Other issuers:
Floating rate notes	5,101	2,805	298
Mortgage-backed securities	—	2	75
Other asset-backed securities	—	2,368	1,584
Other	529	10,255	14,551
Ordinary shares and similar securities	708	1,494	2,754

	17,509	30,325	32,564

Available for sale securities
Other issuers:
UK government	739	—	—
Other	231	8	8
Ordinary shares and similar securities	35	32	15

	1,005	40	23

Fair value through profit and loss
Debt securities:
Bank and building society certificates of deposit	—	15	15
Other issuers:
Mortgage-backed securities	4,362	4,093	3,006
Other asset-backed securities	—	1,460	—
Other	265	514	302

	4,627	6,082	3,323

Total	23,141	36,447	35,910

UK government securities
The holdings of UK government securities represent Treasury Bills and UK government guaranteed issues by other UK banks.
US treasury and other US government agencies and corporations
The holdings of US treasury and other US government agencies and corporations securities represent US Treasury Bills, including cash management bills.
Other OECD governments
This category comprises issues by Organisation of Economic Co-operation and Development (‘OECD’) governments other than the US and UK governments.
Bank and building society certificates of deposit
Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities. These are managed within the overall position for the relevant book.
Floating rate notes
Floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies.
Mortgage-backed securities
This category comprises highly rated, European residential mortgage-backed securities. The securities are of high quality, contain no sub-prime element and consist almost entirely of AAA-rated prime exposures. This category includes mortgage-backed securities issued by other Santander group companies.
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
The following table sets forth available for sale debt securities by contractual maturity at 31 December 2008. Contractual maturities of investments held for trading or classified as fair value through profit or loss are not presented.

			In more than three	In more than one
		In not more than	months but not more	year but not more	In more than five
	On demand	three months	than one year	than five years	years	Total
	£m	£m	£m	£m	£m	£m

UK government	—	—	739	—	—	739
Other	—	—	231	—	—	231

Weighted average yield for the year %	—	—	5.19%	—	—	5.19%

Significant exposures
The following table sets forth the book and market values of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of the Group’s shareholders’ funds at 31 December 2008 as set out in the Consolidated Balance Sheet on page 73.

£m

Hipototta No.3 plc	1,387
Barclays Bank plc	1,214
Hipototta No.2 plc	1,047
UK Government	930
Lloyds Banking Group plc	750
Government of Germany	749
Royal Bank of Scotland Group plc	661
US Government	574
Government of Austria	567
Kingdom of Spain	504
Credit Agricole S.A.	473

Loans and advances to banks
Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those central bank balances which can be withdrawn on demand). The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made rather than the domicile of the borrower. The balances below include loans and advances to banks that are classified in the balance sheet as trading assets or financial assets designated at fair value.

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

UK	28,640	12,066	11,943	8,060	11,081
Non-UK	3,106	222	93	1,036	670

	31,746	12,288	12,036	9,096	11,751

The balances above include loans and advances to other Santander companies from UK offices of £18,817m (2007: £1,640m, 2006: £1,514m).
     The following table sets forth loans and advances to banks by maturity at 31 December 2008.

			In more than three	In more than one
		In not more than	months but not more	year but not more	In more than five
	On demand	three months	than one year	than five years	years	Total
	£m	£m	£m	£m	£m	£m

UK	5,793	10,778	10,663	61	1,345	28,640
Non-UK	2,943	88	—	—	75	3,106

	8,736	10,866	10,663	61	1,420	31,746

The following table sets forth loans and advances to banks by interest rate sensitivity at 31 December 2008.

	Fixed rate	Variable rate	Total
	£m	£m	£m

Interest-bearing loans and advances to banks(1):
UK	20,500	7,381	27,881
Non-UK	1,971	1,135	3,106

	22,471	8,516	30,987

(1)	Excludes non interest-bearing accounts

Business and Financial Review
Balance Sheet Business Review continued
Loans and advances to customers
Abbey provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and a limited number of lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the Global Banking & Markets short-term markets business. The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. The balances below are stated before the deduction for loan loss allowances, and include loans and advances to customers that are classified in the balance sheet as trading assets or financial assets designated at fair value.

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

UK
Advances secured on residential properties	122,162	110,857	102,096	94,330	91,164
Purchase and resale agreements	433	3,711	5,427	4,789	4,520
Other secured advances	4,150	2,960	2,305	1,882	1,793
Corporate advances	6,773	1,302	666	334	1,030
Unsecured personal advances	3,246	3,263	4,104	3,845	3,517
Finance lease debtors	—	—	1	3	1,108

	136,764	122,093	114,599	105,183	103,132

Non-UK
Advances secured on residential properties	12	13	19	26	14
Purchase and resale agreements	—	13,544	14,375	13,152	6,737
Other secured advances	3	2	—	—	—
Corporate advances	103	—	—	—	—
Unsecured personal advances	2	2	35	31	—

	120	13,561	14,429	13,209	6,751

Total	136,884	135,654	129,028	118,392	109,883

The balances above include loans and advances to other Santander group companies of £2,652m (2007: £55m, 2006: £348m).
     No single concentration of loans and advances, with the exception of advances secured on residential properties, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK and US, accounts for more than 5% of total loans and advances.
     The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2008. In the maturity analysis, overdrafts are included in the “on-demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early.

		In not more	In more than three	In more than one	In more
	On	than three	months but not	year but not more	than five
	demand	months	more than one year	than five years	years	Total
	£m	£m	£m	£m	£m	£m

UK
Advances secured on residential properties	11	3,448	2,181	11,895	104,627	122,162
Purchase and resale agreements	433	—	—	—	—	433
Other secured advances	1	489	65	399	3,196	4,150
Corporate advances	—	4,494	267	1,782	230	6,773
Unsecured personal advances	524	278	480	1,332	632	3,246

Total UK	969	8,709	2,993	15,408	108,685	136,764

Non-UK
Advances secured on residential properties	—	—	—	1	11	12
Other secured advances	—	—	—	—	3	3
Corporate advances	99	4	—	—	—	103
Unsecured personal advances	2	—	—	—	—	2

Total non-UK	101	4	—	1	14	120

Total	1,070	8,713	2,993	15,409	108,699	136,884

Business and Financial Review
Balance Sheet Business Review continued
The interest rate sensitivity table below analyses loans between fixed rate and variable rate as at 31 December 2008.

	Fixed rate	Variable rate	Total
	£m	£m	£m

UK	69,245	67,519	136,764
Non-UK	102	18	120

	69,347	67,537	136,884

Abbey’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.
Provisions on loans and advances to customers
Details of Abbey’s provisioning policy, as well as an analysis of end-of-year provisions on loans and advances to customers, movements in provisions for bad and doubtful debts, and Group non-performing loans and advances are set out in the Risk Management Report on page 43.
Potential problem loans and advances
In Retail Banking, due to the homogenous nature of the loans, the assessment of impairment existing at the reporting date is undertaken on a collective basis through the use of statistical techniques. The collective assessment takes due consideration of the time in arrears, with longer periods in arrears indicating a higher probability of the loans going into possession. Individual assessments are only undertaken when the collateral on a secured residential loan is repossessed or on commercial loans, where the loan is overdue.
     These techniques are equally used to establish the amount of provisions for bad and doubtful debts. In addition, Abbey’s policy of initiating prompt contact with customers in arrears, together with the nature of the security held, which in the case of some advances secured on residential property may have increased in value over the life of the loans, means that some non-performing loans will not result in a loss.
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

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

6 months to 12 months in arrears	336	163	155	172	105
12 months or more in arrears	30	30	27	26	15
Properties in possession	113	64	42	44	18

Potential credit risk elements in loans and advances
Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is derecognised. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £21m (2007: £16m, 2006: £15m).
Country risk exposure
Despite the turbulent year for the global economy that has lead some countries, including Iceland, to experience severe difficulties, Abbey is not exposed to countries currently experiencing liquidity problems, other than a £4m trade finance exposure in Argentina to Banco Santander Rio (a fellow subsidiary of Banco Santander, S.A.), and a £24m exposure to Iceland which is covered by credit default swap protection.
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
Cross border outstandings exceeding 1% of total assets
At 31 December 2008, Abbey had no cross border outstandings exceeding 1% of total assets.

					Commercial,
			Banks and other	Governments and	industrial and
			financial	official	other private
	As % of total assets	Total	institutions	institutions	sector entities
	%	£m	£m	£m	£m

At 31 December 2007:
United States	1.19	2,369	2,369	—	—

At 31 December 2006:
United States	1.25	2,395	2,395	—	—

Business and Financial Review
Balance Sheet Business Review continued
Cross border outstandings between 0.75% and 1% of total assets
At 31 December 2008, 2007 and 2006, Abbey had no cross border outstandings between 0.75% and 1% of total assets.
Tangible fixed assets

	2008	2007	2006
	£m	£m	£m

Capital expenditure incurred during the year	241	407	230

Capital expenditure during each of the years ended 31 December 2008, 2007 and 2006 was principally incurred by Retail Banking (mostly consisting of computer infrastructure, computer software and furniture and fittings for branches) and by Corporate Banking (consisting of operating lease assets in the Porterbrook business which was sold in December 2008). Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 23 to the Consolidated Financial Statements.
     Abbey had 1,071 unique property interests at 31 December 2008, including the properties acquired from Bradford & Bingley plc in September 2008. The total consisted of 49 freeholds and 1,022 operating lease interests, occupying a total floor space of 436,057 square metres. The number of unique property interests owned by Abbey is more than the number of individual properties as Abbey has more than one interest in some properties. The majority of Abbey’s property interests are retail branches. Included in the above total are 20 properties that were not occupied by Abbey as at 31 December 2008. Of Abbey’s individual properties, 954 are located in the UK, 2 in Europe and 2 in the US. There are no material environmental issues associated with the use of the above properties.
     Abbey has four principal sites consisting of Abbey’s headquarters and Treasury operations; the banking back office and Human Resources functions; Private Banking and the telephone distribution operations; and Credit Cards, Debt Management, Finance, Compliance and Marketing. These properties are held under operating leases. The registered office of Abbey is located at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN.
     Management believes its existing properties and those under construction, in conjunction with the operating lease arrangements in place with Mapeley Columbus Limited, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.
Deposits
The following tables set forth the average balances of deposits by location for each of the three years ended 31 December 2008. The balances below include deposits by banks that are classified in the balance sheet as trading liabilities.

	Average: year ended 31 December
	2008	2007	2006
	£m	£m	£m

Deposits by banks
UK	29,125	34,120	29,713
Non-UK	2,403	2,454	1,981

	31,528	36,574	31,694

Deposits by customers (all interest bearing)
UK	76,198	64,676	62,452
Non-UK	3,367	3,401	4,226

	79,565	68,077	66,678

Deposits by customers
The following tables set forth the average balances of deposits by customers by type.

	Average: year ended 31 December
	2008	2007	2006
	£m	£m	£m

UK
Retail demand deposits	50,298	56,563	54,529
Retail time deposits	23,095	6,033	6,089
Wholesale deposits	2,805	2,080	1,834

	76,198	64,676	62,452

Non-UK
Retail demand deposits	1,482	1,811	1,490
Retail time deposits	1,885	1,532	1,144
Wholesale deposits	—	58	1,592

	3,367	3,401	4,226

	79,565	68,077	66,678

Retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts). Retail demand and time deposits are also obtained outside the UK, principally through Abbey International. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.

Business and Financial Review
Balance Sheet Business Review continued
Demand deposits
Demand deposits consist of savings and current accounts. Savings products comprise Individual Savings Accounts, instant saver savings accounts, remote access accounts, such as those serviced by post, and a number of other accounts which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.
Time deposits
Time deposits consist of notice accounts, which require customers to give notice of an intention to make a withdrawal, and bond accounts, which have a minimum deposit requirement. In each of these accounts, early withdrawal incurs an interest penalty.
Wholesale deposits
Wholesale deposits are those which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates that reflect the inter-bank money market rates.
Short-term borrowings
The following tables set forth information on short-term borrowings (deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended 31 December 2008. Deposits by banks are reported in the “Deposits” section above, but are also analysed under “Short-term borrowings” because of their importance as a source of funding.
Deposits by banks(1)

	2008	2007	2006
	£m	£m	£m

Year-end balance (2)	37,678	27,555	36,755
Average balance(3)	31,528	36,574	31,694
Maximum balance	37,678	48,278	37,485

(1)	Abbey policy is to mark-to-market the majority of its deposits by banks balances including interest. Mark-to-market movements are recorded in net trading and other income rather than net interest income. As a result, it has not been possible to calculate average or year-end interest rates.

(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £922m (2007: £786m, 2006: £363m).

(3)	Average balances are based upon monthly data.
The balances above also include deposits by banks that are classified in the balance sheet as trading liabilities. At 31 December 2008, deposits by foreign banks amounted to £7,906m (2007: £7,922m, 2006: £15,040m).
Commercial paper

	2008	2007	2006
	£m	£m	£m

Year-end balance	4,862	7,283	6,705
Year-end interest rate(1)	1.66%	—	—
Average balance(2)	4,482	6,610	6,344
Average interest rate(1) (2)	3.3%	—	—
Maximum balance	5,797	8,784	7,308

(1)	Prior to 2008, the majority of commercial paper balances including interest were marked-to-market rather than accounted for or an accruals basis. Mark-to-market movements were recorded in net trading and other income rather than net interest income. As a result, it was not possible to calculate average or a year-end interest rates for 2007 or 2006.

(2)	Average balances are based upon monthly data.
Abbey issues commercial paper generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC.
Negotiable certificates of deposit

	2008	2007	2006
	£m	£m	£m

Year-end balance	9,638	11,326	10,832
Year-end interest rate(1)	4.17%	—	—
Average balance (2)	12,729	13,037	7,644
Average interest rate(1) (2)	4.9%	—	—
Maximum balance	15,807	14,821	10,832

(1)	Prior to 2008, the majority of negotiable certificates of deposit balances including interest were marked-to-market rather than accounted for or an accruals basis. Mark-to-market movements were recorded in net trading and other income rather than net interest income. As a result, it was not possible to calculate average or year-end interest rates for 2007 or 2006.

(2)	Average balances are based upon monthly data.
Certificates of deposit and certain time deposits
The following table sets forth the maturities of Abbey’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2008. A proportion of Abbey’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2008.

Business and Financial Review
Balance Sheet Business Review continued
Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See “Short-term borrowings” above for information on amounts of claims under issues of commercial paper.

		In more than three	In more than six
	Not more than	months but not more	months but not more	In more than
	three months	than six months	than one year	one year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:
UK	3,536	1,053	62	23	4,674
Non-UK	3,241	855	833	35	4,964
Wholesale time deposits:
UK	3,275	455	496	652	4,878

	10,052	2,363	1,391	710	14,516

At 31 December 2008, an additional £71m (2007: £1,819m) of wholesale deposits were repayable on demand.
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
Capital and risk management disclosures required by Pillar 3
Santander is supervised by the Banco de España on a consolidated basis. Abbey has applied Santander’s approach to capital measurement and risk management in its implementation of Basel II. As a result, Abbey has been classified as a significant sub-group of Santander at 31 December 2008. The relevant Abbey Pillar 3 disclosure requirements are set out below. Further information on the Basel II risk measurement of Abbey’s exposures is included in Santander’s Pillar 3 report.
Scope of the Group’s capital adequacy
Abbey National plc and its subsidiaries are a UK banking group regulated by the UK Financial Services Authority. The basis of consolidation for prudential purposes is the same as the basis of consolidation for financial statement purposes. Consequently, the results of significant subsidiaries regulated by the UK Financial Services Authority are included in the Group’s capital adequacy disclosures.
     Abbey and Santander recognise the additional security inherent in Tier 1 capital in the current commercial and regulatory environment. As a result, on 12 October 2008, Banco Santander, S.A. agreed to inject capital of £1bn into the combined businesses fulfilling its agreed commitment to the UK Government’s banking support scheme announced on 8 October 2008. Consequently, on 12 October 2008, Abbey National plc issued ten billion Ordinary Shares of 10 pence each and these shares were issued at par to Banco Santander, S.A. on the same date. These ordinary shares qualified as Tier 1 capital for Abbey. This capital was, in turn, transferred to Alliance & Leicester plc in late December as planned.
     At 31 December 2008, Abbey National plc held 35.6% of the issued ordinary share capital of Alliance & Leicester plc as described in Business Overview – Summary History. As a result, the Group’s capital adequacy disclosures at 31 December 2008 include 35.6% of Alliance & Leicester plc’s capital resources requirement on a proportional consolidation basis in accordance with the UK Financial Services Authority’s rules. This amounted to £676m at 31 December 2008.
     Capital transferability between the Group’s subsidiaries is managed in accordance with the Group’s corporate purpose and strategy, its risk and capital management policies and with regard to UK legal and regulatory requirements. There are no other current or foreseen material practical or legal impediments to the prompt transfer of capital resources or repayment of liabilities when due between Abbey National plc and its subsidiaries and associates, and between Alliance & Leicester plc and its subsidiaries and associates.
Capital ratios
The table below summarises the Group’s capital ratios:

	Basel II	Basel I
	31 December	31 December
	2008	2007
	£m	£m

Core Tier 1 (after deductions)	6.2%	5.4%
Tier 1	8.5%	7.3%
Total capital	14.0%	11.4%

Ratios are calculated by taking the relevant capital resources as a percentage of risk weighted assets. Risk weighted assets at 31 December 2007 on a Basel I basis were £68,562m. The ratios improved compared to the prior year due to the lower capital requirement under Basel II.

Business and Financial Review
Balance Sheet Business Review continued
Regulatory capital resources
The table below analyses the composition of the Group’s regulatory capital resources at 31 December 2008. The table has been prepared in accordance with the requirements of Pillar 3 and therefore does not include comparatives.

31 December
2008
£m

Core Tier 1 capital:
Called up share capital	1,148
Share premium	1,857
Retained earnings and other reserves	1,689

4,694

Deductions from Core Tier 1 capital:
Intangible Assets	(508)
Securitisation positions	(21)
Expected Losses	(257)
Material Holdings	(6)

(792)

Total Core Tier 1 capital after deductions	3,902
Non cumulative Preference Shares	603
Innovative Tier 1 instruments	1,095
Excess on limits for including innovative Tier 1 capital in total Tier 1 capital	(213)

Total Tier 1 Capital after deductions	5,387

Tier 2 capital:
Subordinated debt	4,543
Excess innovative tier 1 capital	213
Other	10

4,766

Deductions from Tier 2 capital:
Securitisation positions	(21)
Expected Losses	(257)
Material Holdings	(6)

Total Tier 2 capital after deductions	4,482

Deductions from Tier 1 and 2	(988)

Total Capital Resources	8,881

The Group’s core Tier 1 capital consists of shareholders’ equity, share premium and audited profits for the years ended 31 December 2008 after adjustment to comply with the UK Financial Service Authority’s rules.
     Non cumulative preference shares and Innovative Tier 1 are shown separately in the above table. Details of the Innovative Tier 1 capital instruments are set out in Note 32 to the Consolidated Financial Statements. For capital management purposes and in accordance with the UK Financial Services Authority’s rules, Innovative Tier 1 is treated as Tier 1 capital. The UK Financial Services Authority’s capital gearing rules restrict the amount of Innovative Tier 1 capital included in Tier 1 capital to 15% of core Tier 1 capital after deductions. The excess is classified as Tier 2.
     For details of the subordinated debt issues that meet the UK Financial Services Authority’s definition of Tier 2 capital see Note 33 to the Consolidated Financial Statements. In accordance with the UK Financial Services Authority’s rules, in the last five years to maturity, dated subordinated debt issues are amortised on a straight line basis.
     The expected losses deduction represents the difference between expected loss calculated in accordance with the Group’s Retail IRB and AIRB models, and the impairment provisions calculated in accordance with IFRS. Details of the Group’s accounting policy for credit provisions are set out in the Accounting Policies in the Consolidated Financial Statements on pages 93 to 94. Expected losses are higher than the impairment provisions as the expected loss amount includes all losses that are anticipated to arise over the twelve months following the balance sheet date, not just those incurred at the balance sheet date.
     Intangible assets represent goodwill arising on the purchase of the branch network and savings business of Bradford & Bingley plc, and certain capitalised computer software costs.
     Material holdings deductions and other Tier 1 and Tier 2 deductions principally represent investments in and loans to other banks in the Santander group.

Business and Financial Review
Balance Sheet Business Review continued
Capital resources requirement
The table below analyses the composition of the Group’s regulatory capital requirements at 31 December 2008. The table has been prepared in accordance with the requirements of Pillar 3 and therefore does not include comparatives.

2008
£m

Credit Risk — Standardised approach:
Institutions	34
Corporates	564
Retail	167
Secured on real estate property	187
Past due items	14
Securitisation positions	65
Other items	193

1,224

Credit Risk — IRB approach:
Retail exposures secured by real estate collateral	1,989
Qualifying revolving retail	169
Other retail	293
Institutions	124
Corporates	280
Other	21

2,876

Counterparty risk capital component	215

Operational risk – standardised approach:	398

Market Risk:	361

Total Pillar 1 capital requirement	5,074

Risk weighted assets (based on an 8% capital charge)	63,425

From 1 January 2008, the Group applied Basel II to the calculation of its capital resources requirement. In addition, the Financial Services Authority approved the Group’s application of the Retail IRB and AIRB approaches to the Group’s credit portfolios with effect from 1 January 2008. Residential lending capital resources requirement include securitised residential mortgages.
     There has been no significant net change in the capital requirement of Abbey during 2008. Although business volumes have increased, these increases have been offset by enhancement of Abbey’s Retail IRB and AIRB models.
Off-Balance Sheet Arrangements
In the ordinary course of business, Abbey issues guarantees on behalf of customers. The significant types of guarantees are:
>	It is normal in the UK to issue cheque guarantee cards to current account customers holding chequebooks, as retailers do not generally accept cheques without such form of guarantee. The guarantee is not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The bank is liable to honour these cheques even where the customer doesn’t have sufficient funds in his account. The bank’s guarantee liability is in theory the number of cheques written and deposited with retailers multiplied by the amount guaranteed per cheque, which can be between £50 and £100. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee. On this basis management have assessed the risk with respect to this guarantee as highly remote and consider the risk of loss as part of the provisioning requirement on bank accounts.

>	Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of Abbey’s customer. These are also included in the normal credit provisioning assessment alongside other forms of credit exposure.

>	The Group, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries and businesses. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Appropriate provision is made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.
Further information regarding off-balance sheet arrangements can be found in the Risk Management Report – Impact of the Current Credit Environment on page 53. See Note 37 to the Consolidated Financial Statements for additional information regarding Abbey’s guarantees, commitments and contingencies. In the ordinary course of business, Abbey also enters into securitisation transactions as described in Note 18 to the Consolidated Financial Statements. The Holmes securitisation companies are consolidated. The mortgage assets continue to be administered by Abbey. The Holmes securitisation companies provide Abbey with an important source of long-term funding.

Business and Financial Review
Balance Sheet Business Review continued
Liquidity
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
     See “Business and Financial Review – Risk Management” for more information.
Cash flows

	2008	2007(1)	2006(1)
	£m	£m	£m

Net cash (outflow)/inflow from operating activities	(22,115)	(9,332)	431
Net cash inflow/(outflow)from investing activities	17,705	(196)	(597)
Net cash (outflow)/inflow from financing activities	(7,382)	4,776	1,758

(Decrease)/increase in cash and cash equivalents	(11,792)	(4,752)	1,592

(1)	In 2008, the Group changed its accounting policy for cash equivalents to exclude trading liabilities from its determination of cash equivalents. For more information, see the Accounting Policies on page 85. There was no impact on the income statements or balance sheets of any period or as at any date presented.
For the years ended 31 December 2008, 2007 and 2006, cash and cash equivalents decreased £11,792m and £4,752m, and increased £1,592m, respectively. The following discussion highlights the major activities and transactions that affected Abbey’s cash flows during 2008, 2007 and 2006.
     The net inflow from investing activities of £17,705m primarily arose as a result of the acquisition of Bradford & Bingley plc’s, plus additional inflows from customer deposits, savings business to strengthen Abbey’s retail customer deposit base and franchise, which generated £18,001m of cash. This, plus additional inflows from customer deposits, has been invested in new lending.
     The cash outflow from financing activities to repay loan capital reflected the maturity of some existing issues, which has not been offset by new issues of loan capital given current market conditions.
     The reduction in cash and cash equivalents is a result of reducing assets, including those treated as cash and cash equivalents in the cash flow statement, in the Global Banking & Markets operations to fund our Retail Banking lending.
Cash Flows from Operating Activities
For the years ended 31 December 2008, 2007 and 2006, net cash used in operating activities was £22,115m, £9,332m and £(431)m, respectively. Abbey’s operating assets and liabilities support the Group’s lending activities, including the origination of mortgages and unsecured personal loans. During the two years ended 31 December 2008, net cash was used to fund the Group’s core business of origination of mortgages in Retail Banking.
     In addition to the movement related to the acquisition of Bradford & Bingley plc’s savings business, other strong customer deposit inflows were partially offset by a reduction in deposits by banks. The remaining significant changes relate to the reduction of activity in Global Banking & Markets.
     The amount and timing of cash flows related to the Group’s operating activities may vary significantly in the normal course of business as a result of market conditions and trading strategies in Cater Allen International Limited.
Cash Flows from Investing Activities
The Group’s investing activities primarily involve the acquisition and disposal of businesses, and the purchase of tangible and intangible assets.
     For the year ended 31 December 2008, net cash of £17,705m was generated by investing activities, primarily as a result of the acquisition of Bradford & Bingley plc’s savings business to strengthen Abbey’s retail customer deposit base and franchise, which generated £18,001m of cash, and the sale of the Porterbrook operating lease business which generated £1,605m of cash. These sources of cash were partially offset by uses of cash of £708m to invest in associates, which represented Abbey’s subscription for newly issued ordinary shares of Alliance & Leicester plc in December 2008 in order to support its capital position prior to its ultimate acquisition by Abbey in January 2009; £278m to fund purchases of tangible and intangible fixed assets; and £1,222m to invest in non-trading securities. Of the £278m invested in tangible and intangible fixed assets, £120m was invested in computer infrastructure and software, primarily reflecting investment in systems to support our expansion in lending to small and medium-sized enterprises, and further investment in elements of Partenon, the Santander Group’s IT platform; £59m was invested in furniture and fittings for the Retail Banking branch network, mainly as a result of continuing branch refurbishments; and £88m was invested by the Porterbrook operating lease business in the construction of rail assets prior to its sale in December 2008. The £1,222m invested in non-trading securities represented the purchase of assets pledged related to the Group’s obligations with respect to pensions funding.
     For the year ended 31 December 2007, net cash of £196m was used in investing activities. £407m was invested in tangible fixed assets, principally consisting of the investment of £215m by Porterbrook in rolling stock; £103m in Partenon, reflecting the costs of migrating many of our core products onto the new platform; and £66m in refurbishments in the Retail Banking branch network. These uses of cash were partially offset by cash proceeds of £203m on the sale of 49% of Abbey’s shareholding in Santander Private Banking UK Limited (consisting of James Hay, Cater Allen and Abbey Sharedealing) to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A., as part of a reorganisation of Santander’s Private Banking businesses.

Business and Financial Review
Balance Sheet Business Review continued
For the year ended 31 December 2006, net cash of £597m was used in investing activities, primarily attributable to £365m being absorbed by the sale of the life insurance business to Resolution plc, as a result of management’s decision to focus on the commercial banking operations. In addition, £230m was invested in tangible fixed assets, principally consisting of the investment of £41m by Porterbrook in rolling stock; £103m in Partenon, reflecting the implementation of the single customer database and the commencement of the sales and service portals rollout; and £71m invested in refurbishments in the Retail Banking branch network.
Cash Flows from Financing Activities
The Group’s financing activities reflect transactions involving the issuance and repayment of long-term debt, and the issuance of, and payment of dividends on, the Company’s shares.
     In 2008, net cash outflow from financing activities was £7,382m, principally due to repayment of loan capital. There were no external issuances of long-term debt in 2008, reflecting the difficult conditions in the credit markets. The net cash used was partially offset by the issuance of £1bn of ordinary share capital. In addition, cash dividends on ordinary shares of £595m were paid.
     In 2007, net cash provided by financing activities was £4,776m principally due to new issuances of mortgage-backed securities under Abbey’s securitisation programme classified as long-term debt. The effect was partially offset by redemption of securities issued by the securitisation companies. For further information on Abbey’s securitisation programme, see Note 18 to the Consolidated Financial Statements. No cash dividends were paid on ordinary shares.
     In 2006, net cash provided by financing activities was £1,758m due to new issuances of mortgage-backed securities under Abbey’s securitisation programme. The net cash provided was offset partially by the payment of cash dividends on ordinary shares of £207m.
Sources of liquidity
Abbey is primarily funded by its Commercial Bank franchise, including retail and corporate deposits, attracted through a variety of entities. Around three quarters of Commercial Bank customer lending is financed by Commercial Bank customer deposits. The retail sources primarily originate from the Retail Banking savings business. Although primarily callable, these funds provide a stable and predictable core of liquidity due to the nature of the retail accounts and the breadth of personal customer relationships.
     Additionally, Abbey has a strong wholesale funding base, which is diversified across funding types and geography. Through the wholesale markets, Abbey has active relationships with more than 500 counterparties across a range of sectors, including banks, central banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. While there is no certainty regarding money market lines of credit extended to Abbey, they are actively managed as part of the ongoing business. No guaranteed lines of credit have been purchased as such arrangements are not common practice in the European banking industry.
     Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through the stand-alone bond markets. In addition, Abbey utilises its euro medium-term note programme. The major debt issuance programmes are managed by Abbey National Treasury Services plc on its own behalf, except for the US commercial paper programme, which is managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey, are set forth below:

Programme	Outstanding at 31 December 2008	Markets issued in

$15bn medium-term notes	$8.8bn	Europe
$4bn commercial paper	$0.9bn	Europe
$20bn commercial paper	$6.1bn	United States
Euro 2bn structured notes	Euro 0.5bn	Europe
Euro 25bn covered bond	Euro 17.5bn	Europe

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
     Along with other major UK banks and building societies, Abbey participated in the Bank of England’s Special Liquidity Scheme whereby it swapped self-subscribed-for asset-backed security issuances for highly liquid Treasury Bills. This facility was provided to all UK banks and building societies, without stigma, as part of the measures designed to improve the liquidity position of the UK banking system in general. 2008 saw an unprecedented and prolonged stress within the wholesale funding markets. Abbey was able to raise wholesale funds in the short-term market and also from the debt capital markets.   However, in light of market conditions, the Group also used alternatives to wholesale funding arrangements to manage its liquidity needs.
Securitisation of assets
The Group has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage backed funding programmes. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England’s Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England, European Central Bank and US Federal Reserve facilities). It is expected that issues to third parties and retained issuances will together represent a similar proportion of the Group’s overall funding in 2009 and 2010. During 2008, as a result of market conditions, the main means of raising funding was through retained issuances. If and when credit conditions improve, our intention is to resume third party issuances.

Business and Financial Review
Balance Sheet Business Review continued
UK Government 2008 Credit Guarantee Scheme
On 8 October 2008, the UK Government announced measures intended to ensure the stability of the financial system and to protect ordinary savers, depositors, businesses and borrowers. On 13 October 2008 the UK Government announced the details of its 2008 Credit Guarantee Scheme for UK incorporated banks and building societies debt issuance (the ‘Scheme’). The Scheme forms part of the UK Government’s measures intended to ensure the stability of the financial system.
     The Scheme provides for HM Treasury to guarantee specific debt instruments issued by eligible institutions during the six-month period ending on 13 April 2009 and with a maturity not exceeding three years. Eligible institutions (which must be either authorised UK deposit-takers or building societies) seeking to utilise the Scheme must submit applications to HM Treasury and a fee will be payable by the relevant issuer for each guarantee granted. The Company is the eligible institution for the Group.
     In 2009, with respect to funding, rather than capital, we expect to remain flexible in our approach to liquidity and funding arrangements, and we believe that the current arrangements with the Bank of England, European Central Bank and US Federal Reserve, as well as the Scheme will assist us in meeting our liquidity and funding needs.
Uses of liquidity
The principal uses of liquidity for Abbey are the funding of Retail Banking lending and investment securities, payment of interest expense, dividends paid to shareholders, and the repayment of debt. Abbey’s ability to pay dividends depends on a number of factors, including Abbey’s regulatory capital requirements, distributable reserves and financial performance.
For further information on liquidity, including liquidity risk management and developments during the year, see Risk Management – Liquidity Risk on page 54 and Risk Management – Impact of the Current Credit Environment on page 52.
Contractual obligations
The amounts and maturities of contractual obligations in respect of guarantees are described in Note 37 to the Consolidated Financial Statements. Other contractual obligations are:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
	£m	£m	£m	£m	£m

Deposits by banks(1)	37,678	37,490	78	110	—
Deposits by customers(1)	103,868	97,237	2,513	2,011	2,107
Debt securities in issue(2)	47,147	18,774	2,870	1,208	24,295
Other borrowed funds	2,076	—	—	—	2,076
Subordinated liabilities	5,826	515	515	—	4,796
Retirement benefit obligations	796	129	132	153	382
Operating lease obligations	1,097	104	311	85	597
Purchase obligations	170	86	84	—	—

Total	198,658	154,335	6,503	3,567	34,523

(1)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.

(2)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 27 and 28 of the Consolidated Financial Statements.
     Abbey has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.
     Under current conditions, Abbey’s working capital is expected to be sufficient for its present requirements and to pursue its planned business strategies.

Business and Financial Review
Balance Sheet Business Review continued
Interest rate sensitivity
Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest administered rate items in the Group’s balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. Abbey is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by repricing separately the variable rate mortgages and variable rate retail deposits, subject to competitive pressures.
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
     Abbey seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Management Report elsewhere in this Annual Report and Accounts.
Changes in net interest income — volume and rate analysis
The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the Group, including the Sold Life Businesses, for the years ended 31 December 2008, 2007 and 2006. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2008/2007			2007/2006
		Changes due to			Changes due to
	Total	increase/(decrease) in		Total	increase/(decrease) in
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest income
Loans and advances to banks
UK	198	538	(340)	69	85	(16)
Non-UK	24	17	7	(1)	(1)	—
Loans and advances to customers
UK	650	881	(231)	1,280	390	890
Non-UK	—	—	—	(2)	(1)	(1)

Total interest income
UK	848	1,419	(571)	1,349	475	874
Non-UK	24	17	7	(3)	(2)	(1)

	872	1,436	(564)	1,346	473	873

Interest expense
Deposits by banks
UK	19	(25)	44	105	157	(52)
Deposits by customers — retail demand deposits
UK	4	(261)	265	429	72	357
Non-UK	(48)	(18)	(30)	58	8	50
Deposits by customers — retail time deposits
UK	208	959	(751)	(2)	(3)	1
Non-UK	30	15	15	(2)	22	(24)
Deposits by customers — wholesale deposits
UK	31	25	6	(7)	10	(17)
Non-UK	(3)	—	(3)	(63)	(64)	1
Bonds and medium-term notes
UK	282	816	(534)	668	285	383
Non-UK	48	152	(104)	15	(13)	28
Dated and undated loan capital and other subordinated liabilities
UK	12	15	(3)	(60)	(21)	(39)
Non-UK	17	4	13	(1)	(8)	7
Other interest-bearing liabilities UK	(1)	3	(4)	(3)	(10)	7

Total interest expense
UK	555	1,532	(977)	1,130	490	640
Non-UK	44	153	(109)	7	(55)	62

	599	1,685	(1,086)	1,137	435	702

Net interest income	273	(249)	522	209	38	171

Business and Financial Review
Balance Sheet Business Review continued
Average balance sheet (1) (2)

	2008			2007			2006
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks
UK	12,620	424	3.36	3,731	226	6.06	2,416	157	6.50
Non-UK	454	24	5.29	30	1	3.99	53	2	3.77
Loans and advances to customers(3)
UK	121,639	7,465	6.14	107,709	6,815	6.33	100,627	5,536	5.50
Non-UK	18	1	5.56	22	1	4.55	51	2	3.92
Debt securities
UK	13	1	3.93	8	—	7.60	1	—	0.00

Total average interest-earning assets, interest income	134,744	7,915	5.87	111,500	7,043	6.32	103,148	5,697	5.52

Provision for loan losses	(562)	—	—	(458)	—	—	(431)	—	—
Trading business	34,747	—	—	68,612	—	—	60,780	—	—
Assets designated at fair value through profit and loss	12,755	—	—	9,152	—	—	18,336	—	—
Non-interest-earning assets:
Other	22,585	—	—	15,162	—	—	17,815	—	—

Total average assets	204,269			203,968			199,648

Non-UK assets as a % of total	0.23%			0.03%			0.05%

Liabilities
Deposits by banks
UK	(4,509)	(218)	4.83	(5,169)	(199)	3.85	(1,938)	(94)	4.85
Deposits by customers: retail demand(4)
UK	(50,298)	(2,363)	4.70	(56,563)	(2,359)	4.17	(54,529)	(1,930)	3.54
Non-UK	(1,482)	(49)	3.31	(1,811)	(97)	5.36	(1,490)	(39)	2.62
Deposits by customers: retail time(4)
UK	(23,095)	(547)	2.37	(6,033)	(339)	5.62	(6,089)	(341)	5.60
Non-UK	(1,885)	(92)	4.87	(1,532)	(62)	4.05	(1,144)	(64)	5.59
Deposits by customers: wholesale(4)
UK	(2,805)	(102)	3.64	(2,080)	(71)	3.41	(1,834)	(78)	4.25
Non-UK	—	—	—	(58)	(3)	5.17	(1,592)	(66)	4.15
Bonds and medium-term notes
UK	(41,309)	(1,957)	4.74	(27,776)	(1,675)	6.03	(21,649)	(1,007)	4.65
Non-UK	(8,202)	(325)	3.96	(5,293)	(277)	5.23	(5,579)	(262)	4.70
Dated and undated loan capital and other subordinated liabilities
UK	(6,002)	(400)	6.66	(5,778)	(388)	6.72	(6,067)	(448)	7.38
Non-UK	(560)	(62)	11.07	(511)	(45)	8.81	(613)	(46)	7.50
Other interest-bearing liabilities UK	(917)	(28)	3.05	(825)	(29)	3.52	(1,179)	(32)	2.70

Total average interest-bearing liabilities, interest expense	(141,064)	(6,143)	4.35	(113,429)	(5,544)	4.89	(103,703)	(4,407)	4.25

Trading business	(41,196)	—	—	(64,342)	—	—	(56,062)	—	—
Liabilities designated at fair value through profit and loss	—	—	—	(7,847)	—	—	(8,500)	—	—
Non-interest-bearing liabilities:
Other	(18,434)	—	—	(15,248)	—	—	(28,292)	—	—
Shareholders’ funds	(3,575)	—	—	(3,102)	—	—	(3,091)	—	—

Total average liabilities and shareholders’ funds	(204,269)			(203,968)			(199,648)

Non-UK liabilities as a % of total	5.94%			4.51%			5.22%

Interest income as a percentage of average interest-earning assets	—	—	5.87	—	—	6.32	—	—	5.52
Interest expense as a percentage of average interest-bearing liabilities	—	—	4.35	—	—	4.89	—	—	4.25
Interest spread	—	—	1.52	—	—	1.43	—	—	1.27
Net interest margin	—	—	1.31	—	—	1.34	—	—	1.25

(1)	Average balances are based upon monthly data.

(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2008 was 95.52% (2007: 98.30%, 2006: 99.46%).

(3)	Loans and advances to customers includes non-performing loans. See “Analysis of end-of-year provisions on loans and advances to customers” in the Risk Management Report elsewhere in this Annual Report and Accounts.

(4)	Demand deposits, time deposits and wholesale deposits are defined under “Deposits” above.

Business and Financial Review
Risk Management
The Risk Management report contains audited financial information except principally for the discussion of Operational Risk on page 39 that, in accordance with the guidance in paragraph BC65 of IFRS 7, is unaudited.
Summary
This Risk Management report describes the Risk Governance Framework of Abbey National plc (the ‘Company’, and together with its subsidiaries, the ‘Group’), and includes more detail on the Group’s key risks, on a segmental basis or aggregated where relevant. It is divided into the following sections:
Introduction - A description of the Group’s Risk Governance Framework, including the three tiers of the Risk Governance structure. This can be found on page 37.
Financial Risks and Risk Management — Group-wide disclosures about specific risks which do not originate in any single operating segment, such as operational risk and pension obligation risk, as well as Group-wide disclosures about market risk and concentrations of credit risk are described on pages 38 to 40.
Discussion of Key Risks by Operating Segment- Detailed discussions about risk exposures, measurement information and management policies presented by operating segment can be found on pages 41 to 51:
>	Risks in Retail Banking- The risks in this segment are described on pages 41 to 45, including:
>	Credit risk, including its management, an analysis of types and credit quality of retail lending, and disclosures relating to provisioning, arrears and recoveries.

>	Market risk, including its management.
>	Risks in Corporate Banking - The risk in this segment is described on pages 45 to 46, comprising:
>	Credit risk, including its management, mitigation, and the disclosure of exposure by rating of counterparty.

>	Market risk, including its management.
>	Risks in Global Banking & Markets - The risks in this segment are described on pages 47 to 49, including:
>	Credit risk, including its management, mitigation, and the disclosure of exposure by rating of counterparty.

>	Market risk, including its management, and disclosures on short-term market risk and structural market risk.

>	Trading risk, including details of segmental exposures and trading derivatives.
>	Risks in Private Banking - The risks in this segment are described on page 49, including a description of credit risk and market risk in the entities which this segment incorporates.

>	Risks in Group Infrastructure - The risks in this segment are described on pages 50 to 51, including:
>	Credit risk, including its management, an analysis of types and credit quality of lending, and disclosures relating to provisioning, arrears and recoveries.

>	Market risk, including its management, and disclosure of Net Interest Margin Sensitivity and the Market Value of Equity sensitivity.

>	A description of the types of derivative contracts used to hedge risks in these segments.
The Impact of the Current Credit Environment - Detailed disclosures can be found on pages 52 to 53, including a description of the Group’s exposures to certain classes of financial assets and off-balance sheet entities.
Liquidity Risk - A description of the liquidity risks the Group faces, along with their management and activity in 2008 and 2007, can be found on pages 54 to 56.
Introduction
The Group accepts that risk arises from its full range of activities, and actively manages and controls it. The management of risk is an integral part of the Group’s activities. Risk is defined as the uncertainty around the Group’s ability to achieve its business objectives and execute its strategy effectively. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty including Credit Risk (Retail), Credit Risk (Wholesale), Market Risk, Operational Risk, Securitisation Risk, Concentration Risk, Liquidity Risk, Reputational Risk, Strategic Risk, Pension Obligation Risk, Group Risk and Regulatory Risk. Risk measurement is used to capture the source of the uncertainty and the magnitude of its potential effect on the profitability and solvency of the Group. Effective risk management and control is therefore of fundamental importance to the Group’s long-term success.
     Understanding and controlling risk is critical for the effective management of the business. The Company’s Risk Framework aims to ensure that risk is managed and controlled on behalf of shareholders, customers, depositors, employees and the firm’s regulators. Effective and efficient risk governance and oversight provide management with assurance that the Group’s business activities will not be adversely impacted by risks that could have been reasonably foreseen. This in turn reduces the uncertainty of achieving the Group’s strategic objectives.

Business and Financial Review
Risk Management continued
Authority for Risk Management flows from the Abbey National plc Board of Directors (the ‘Board’) to the Chief Executive and from him to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.
Risk Governance Framework
The diagram below shows the Risk Governance Framework in operation in respect of risk management and oversight.
The Risk Division at Banco Santander, S.A. reports to the President of the Comisión Delegada de Riesgos (Delegated Risk Committee or ‘CDR’).
     The main elements of risk governance within the Group are as follows:
First tier of risk governance
Risk management is provided by the Board. It approves the Group’s Risk Appetite in consultation with Banco Santander, S.A. as appropriate, approves the strategy for managing risk and is responsible for the Group’s system of internal control. The Board is supported by the Chief Executive and Executive Management, who have primary responsibility for understanding, identifying, and owning the risks generated by their lines of business and establishing a framework for managing those risks within the Board-approved Risk Appetite of the Group. In addition, understanding, identifying, and owning the risks generated by the Group’s operations are the responsibility of the Divisional Heads and central functions. These functions provide technical support and advice to assist in the management and control of risk. Within this tier, there is a process for transaction review and approval within certain thresholds, discharged by the Credit Approval Committee. Transactions reviewed which exceed the threshold limits set are subject to prior review by Banco Santander, S.A.’s Risk Division before final approval by the Credit Approval Committee.
Risk Committee
The Risk Committee is a management committee, established under the authority of and chaired by the Chief Executive. The Risk Committee reviews risk issues, gives advice and recommendations to the Chief Executive, the Executive Committee, or other parties as appropriate as well as makes decisions on risk issues within its sphere of responsibility.
Second tier of risk governance
Risk control is provided by the Board independently supported by the Risk Division. The roles of the Chief Risk Officer, the Head of Wholesale Risk, and the Risk Division include development of risk measurement methodologies, risk approval, risk monitoring, risk reporting and escalation of risk issues in line with the relevant risk policy for all risks across all lines of Retail Banking, Global Banking & Markets, Corporate Banking and Private Banking business.

Business and Financial Review
Risk Management continued
Dedicated Business Risk Oversight Fora (ROFs) advise and support the Chief Risk Officer in fulfilling his risk control responsibilities and help to ensure that risks are suitably understood, managed and controlled.
     The Risk Division provides independent challenge to all business areas in respect of risk management and compliance with policies and advises the business when they are approaching the limits of the Group’s Risk Appetite.
     The Board, as supported by the Risk Division, is responsible for ensuring compliance with Group policies and limits imposed by Banco Santander, S.A. including:
>	Group-wide risk policies;

>	Group-wide risk limits/parameters;

>	Approval processes relating to transactions that exceed local risk limits;

>	The systematic review of exposures to large clients, sectors, geographical areas and different risk types; and

>	Reporting to Banco Santander, S.A..
Third tier of risk governance
Risk assurance provides independent objective assurance on the effectiveness of the management and control of risk across the Group. This is provided through the Non-Executive Directors, Internal Audit function and the Audit and Risk Committee.
Non-Executive Directors
The Non-Executive Directors are members of the Board who have a particular responsibility for constructively challenging and contributing to the development of strategy, scrutinising the performance of management in meeting agreed goals and objectives and monitoring reporting performance, and assuring themselves that the financial controls and systems of risk management are robust and defensible.
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
Audit and Risk Committee
The Audit and Risk Committee is made up of Non-Executive Directors, and is a committee of the Board. The Committee has responsibility for:
>	The oversight of the risk governance framework;

>	Review of the effectiveness of the Group’s internal and external audit process;

>	Review of control policies and procedures including regulatory compliance and financial reporting;

>	The identification, assessment and reporting of risks; and

>	The risk governance structure and associated compliance with risk control policies and procedures.
Financial Risks and Risk Management
The financial risks affecting the Group are discussed below. Risks are generally managed through tailored management policies within the business division or operating segment in which they are originated.
     Group-wide disclosures including about specific risks which do not originate in any single operating segment, are described separately at the beginning of this section, apart from liquidity risk which is discussed at the end of the section, following the detailed disclosures about the impact of the current credit environment.
     Following the Group-wide disclosures are detailed discussions about risk exposures, measurement information and management policies presented by operating segment, being Retail Banking, Corporate Banking, Global Banking & Markets, Private Banking, and Group Infrastructure (which includes Asset and Liability Management (‘ALM’)).
     The risk exposure and management information relating to the Company principally arise in Retail Banking and Group Infrastructure. Following the outsourcing of key IT and operations processes to group companies, risk governance of these entities is crucial. The use of service level agreements and key metrics support this governance.
Financial Instruments
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

Business and Financial Review
Risk Management continued
Operational Risk — Group-wide (unaudited)
Operational risk is the risk of loss to the Group, resulting from inadequate or failed internal processes, people and systems, or from external events. Such risks can materialise as frauds, process failures, system downtime or damage to assets due to fire, floods etc. When such risks materialise they have not only immediate financial consequences for the Group but also an effect on its business objectives, customer service, regulatory responsibilities and reputation. Operational risk exposures arise across the Group’s business divisions and operating segments, and are managed on a consistent basis.
Managing operational risk (unaudited)
The Group undertakes extensive activity to minimise the impacts operational risks may have on business areas. An independent central operational risk function (Enterprise and Operational Risk) has responsibility for establishing the framework within which these risks are managed and is aligned to operational risk professionals within business areas to ensure consistent approaches are applied across the Group. The primary purpose of the framework, which is approved by the Risk Committee, is to define and articulate the Group-wide policy, processes, roles and responsibilities. The framework incorporates industry practice and regulatory requirements, particularly those emanating from the Basel Committee, European Union Directives and the UK Financial Services Authority.
     The day-to-day management of operational risk is the responsibility of business managers who identify, assess and monitor the risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to Risk Fora, the Risk Committee and Board.
Key operational risk activity in 2008 (unaudited)
During 2008, the Group has continued to respond to the developing operational risk environment with coordinated responses. The Group continues to perform detailed control reviews in response to major industry events.
     Following many high profile customer data security lapses experienced by other organisations in the UK, the Group has taken proactive steps to minimise similar risks. A corporate information security programme has been established which involves the strengthening of controls for the management of sensitive data and includes the implementation of encryption standards across the Group. A review of trading controls was carried out in response to the incident at Société Générale and the opportunity was taken to further enhance trading controls even though it was confirmed that existing controls were robust in this area. To highlight awareness of such issues, Operational Risk training has been made available to management and staff involved in control functions throughout the Group. In line with UK Financial Services Authority guidance and industry practice, the Group has crisis management and disaster recovery arrangements to ensure that critical business processes are maintained in the event of an unforeseen interruption. Insurance policies are also purchased to provide cover for a range of potential operational risk losses. In response to the increased threats of terrorism, flooding, and pandemic disasters, contingency strategies continue to be refined and key progress has included the development of dispersed contingency sites and automated system switch over facilities.
     The Group continues to strengthen its point of sale compliance and control procedures to minimise risk and serve its customers. To this end, work continues to progress in implementing new systems which are already successfully operating in Banco Santander, S.A.. The increased use of data analytics and modelling for fraud prevention continues to have an impact in reducing exposure to third party fraud activity.
Credit Risk — Group-wide
Significant concentrations of credit risk
During 2008, the Group’s most significant exposures to credit risk derived from the residential mortgage portfolio and unsecured personal lending businesses in Retail Banking, unsecured lending and derivatives exposure to banks and non-banking financial institutions in Global Banking & Markets, and secured lending and derivatives exposures to real estate entities and social housing associations in Corporate Banking.
     The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK. This is a prime portfolio with total exposure of £115.5bn at 31 December 2008. The Unsecured Personal Loan portfolio comprises unsecured loans to private individuals issued in the UK. Total exposure stood at £3.25bn at 31 December 2008. The real estate and social housing portfolios in Corporate Banking comprise loans and associated derivatives secured on UK property. The total committed facilities exposure to these portfolios was £10.9bn at 31 December 2008.
     Although Global Banking & Markets’ operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographic area. At 31 December 2008, 9% of Global Banking & Markets’ credit exposures were to counterparties from the United States, and 47% were to counterparties from the UK. 1% of Global Banking & Markets’ exposures were to countries that are not members of the Organisation for Economic Co-operation and Development (‘OECD’). The remaining exposures were mainly to European counterparties. Geographical exposures are governed by country limits set by Santander centrally and determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country and its gross domestic product. The Group is further constrained in its country risk exposure, within the group limits, and by its capital base. The Corporate Banking operations may include the development of niche portfolios.

Business and Financial Review
Risk Management continued
Maximum exposure to credit risk
The following table presents the amount that best represents the Group’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2008	2007
	£m	£m

Trading assets	24,230	32,378
Purchase and resale agreements	9,936	24,049
Derivatives	32,281	9,951
Financial assets designated at fair value	11,314	11,783
Loans and advances to customers	129,023	112,147
Loans and advances to banks	15,621	3,441
Other	3,664	3,241

Third party exposures(1)	226,069	196,990

(1)	In addition, the Group is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 37 to the Consolidated Financial Statements on page 121.
In managing the gross exposures, the Group uses the policies and processes described in the credit risk sections below. Collateral, when received, can be held in the form of security over the mortgaged property, full debentures over a company’s assets and through market standard collateral agreements in its treasury business.
Basel II (unaudited)
From 1 January 2008, the Group applied the retail internal ratings-based (IRB) approach for credit risk to its key retail portfolios. The advanced internal ratings-based (AIRB) approach has been employed for the principal wholesale portfolios from the same date. For the remaining credit exposures, currently on the Basel II standardised approach, a rolling programme of transition to the appropriate IRB approach is underway. From 1 January 2008, the standardised approach was adopted for Operational Risk, and the Group applied Basel II to its Internal Capital Adequacy Assessment Process (ICAAP) and to the risk and capital disclosures made to the market. The Group has applied Santander’s approach to risk management in its application of Basel II. Further information on the Group’s capital position under Basel II is included in Note 47 in the Consolidated Financial Statements. Further information on the Basel II risk measurement of the Group’s exposures will be included in Santander’s Pillar 3 report. The Group’s Pillar 3 disclosures are set out in the Balance Sheet Business Review on pages 28 to 30.
Market risk — Group-wide
Market risk is the potential for loss of income or decrease in the value of net assets caused by movements in the levels and prices of financial instruments including interest rate and foreign currency risks. The Group accepts that market risk arises from its full range of activities. The Group aims to actively manage and control market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Head of Wholesale Risk on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risk limits and mandates are established within the context of the Market Risk Manual. Executive directors are responsible for ensuring that they have sufficient expertise to manage the risks originated and retained with their business divisions. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Head of Wholesale Risk, aims to ensure that risk-taking and risk control occur within the framework prescribed by the Market Risk Manual. The Risk function also provides oversight of all risk-taking activities through a process of reviews. The Group aims to ensure that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the Board also receives reporting of all significant market risk exposures on a monthly basis where actual exposure levels are measured against limits. Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a range of complementary measures, covering both value and income as appropriate.
Pension obligation risk — Group-wide
The Group has statutory funding obligations as the sponsoring employer for a number of defined benefit staff pension schemes. The schemes are managed by independent trustees in accordance with legislation and trust deeds and rules, for the benefit of members. The Group accepts that it is exposed to pension obligation risk that could give rise to an unexpected increase in the Group’s obligations to fund the schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action. The principal risks to the net asset value of the schemes are an increase in the value of the liabilities arising from adverse changes in the longevity, inflation, and scheme assets being adversely affected by market movements. Further information on pensions can be found in “Critical Accounting Policies” within the Accounting Policies on page 79 and in Note 36 to the Consolidated Financial Statements.
Risk management
The Chief Financial Officer is responsible for managing the Group’s exposure to pension obligation risk, in conjunction with the trustees. Further details of the funding arrangements for the pension schemes can be found on page 119.

Business and Financial Review
Risk Management continued
Risk Management in Retail Banking
Credit risk in Retail Banking
Credit risk is the risk that counterparties will not meet their financial obligations, which may result in the Retail Banking losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in Retail Banking’s loan and investment assets (including residential mortgages and secured lending, personal and business banking). Retail Banking actively manages and controls credit risk.
Residential Mortgages and secured lending
Retail Banking lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage assets are reviewed in accordance with policy to ensure they perform as expected. Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same high standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews.
     Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, loan-to-value ratio, borrower status and the mortgage credit score.
     The majority of loans provided by Retail Banking are secured on UK properties. All properties must be permanent in construction; mobile homes are not generally acceptable. The Group can provide a mortgage for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.
     Prior to granting any first mortgage loan on a property, the Group has the property valued by an approved and qualified surveyor, who may be a Group employee. The valuation is based on set Group guidelines, which build upon the Royal Institute of Chartered Surveyors guidance on valuation methods. In the case of re-mortgages, where the loan-to-value (‘LTV’) is 75% or lower, and the risk judged by the size of the advance requested and the credit score of the applicant is considered medium or low, and an accurate, reputable automated valuation is available, this may substitute for a surveyor’s valuation.
     For additional lending where a first-charge mortgage is already held with the Group and the loan-to-value is less than 90%, the original property value used to be subject to indexation and no further survey carried out. During 2008, this practice was phased-out, with all additional loans requiring an automated valuation or surveyor’s valuation. The use of an automated valuation depends upon the availability of a reliable automated valuation, and the level of credit risk posed by the proposed loan.
     Progressively stricter lending criteria are applied to mortgages above a loan-to-value of 75%. Only 1% of new secured loan advances in 2008 were made with a loan-to-value of more than 90%. Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced and costs of liquidation. These loans generally attract higher margins as a result.
Mortgage credit quality(1)

	2008	2007	2006

Loan-to-value analysis:
New business
> 90%	2%	3%	4%
75% - 90%	35%	45%	33%
< 75%	63%	52%	63%
Average (at inception)	64%	64%	61%
Average loan-to-value of stock (indexed)	51%	46%	44%
New business profile:
First-time buyers	9%	13%	11%
Home movers	23%	37%	38%
Remortgagers	68%	50%	51%
Average earnings multiple	3.0	3.0	2.9

(1)	For main advances only. Does not include further advances. Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
The residential mortgage portfolio has started to show an increasing trend of payment arrears with the deterioration in economic conditions. Credit quality remains strong, with the LTV on new business completions gradually reducing through the year, with the 4th quarter at 60% (Q3 08: 62%, Q4 07: 66%). The indexed stock LTV increased to 51% (Q3 08: 50%, Q4 07: 46%) as a result of declining house prices, mitigated by the reduction in new business LTVs. Credit criteria have been progressively tightened in response to the changing market environment. As a result, the LTV profile of new lending has improved significantly.
>	Arrears more than 90 days past due have increased from 0.60% in December 2007 to 0.95% at the end of 2008. In the same period, industry arrears more than 90 days past due are forecast by the UK Council of Mortgage Lenders to have increased from 1.10% to 2.03%.

>	Monthly mortgage completions in excess of 75% LTV fell from 47% in December 2007 to 13% in December 2008.
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

Business and Financial Review
Risk Management continued
If the agreed repayment arrangement is not maintained, legal proceedings may be taken and may result in the property being taken into possession. The Group sells the repossessed property at market price and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by the Group varies according to the number of new possessions and the buoyancy of the housing market.
     The following tables set forth information on UK residential mortgage arrears, and properties in possession, at 31 December 2008, 2007 and 2006 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’), as well as the carrying amount of assets obtained as collateral.

Group(1)(2)
Mortgage arrears	(Percentage of total mortgage loans by number)

31 to 60 days in arrears
31 December 2006	1.19
31 December 2007	1.48
31 December 2008	1.35

61 to 90 days in arrears
31 December 2006	0.50
31 December 2007	0.59
31 December 2008	0.76

	Group	CML(2) (unaudited)
	(Percentage of total mortgage loans by number)

3 to 5 months in arrears
31 December 2006	0.42	0.57
31 December 2007	0.49	0.62
31 December 2008	0.67	1.01

6 to 11 months in arrears
31 December 2006	0.17	0.31
31 December 2007	0.17	0.35
31 December 2008	0.26	0.62

12 months or more in arrears
31 December 2006	0.03	0.14
31 December 2007	0.03	0.13
31 December 2008	0.02	0.25

(1)	Group data is not readily available for arrears less than 31 days

(2)	Council of Mortgage Lenders data is not available for arrears less than 3 months

	Group	CML (unaudited)
Properties in possession	(Percentage of total mortgage loans by number)

31 December 2006	0.04	0.08
31 December 2007	0.05	0.10
31 December 2008	0.07	0.21

Carrying amount of assets obtained as collateral	£m
31 December 2006	43
31 December 2007	64
31 December 2008	113

Restructured loans
Loans have been restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for a period of five months. The value of capitalised arrears on loans that would have been impaired if the terms had not been renegotiated at 31 December 2008 were £17m (2007: £12m).
Banking and Consumer Credit. Retail Banking uses systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or in granting bank account facilities. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios. Behavioural scoring examines the lending relationships that a customer has with Retail Banking and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value) for each customer that the Group is willing to accept. Individual customer scores are normally updated on a monthly basis. Retail Banking has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies and bank account transaction processing.
Personal Financial Services banking and unsecured personal loan arrears

	2008	2007	2006
	£m	£m	£m

Total banking and unsecured personal loan arrears(1,2)	158	134	167
Total banking and unsecured personal loan asset	2,691	3,119	3,936
Banking and unsecured personal loan arrears as a % of asset	5.87%	4.30%	4.25%

(1)	In 2008, banking arrears was defined as customers that had been in arrears for greater than 90 days. In prior years, it was defined as customers whose borrowings exceed their overdraft by over £100. If the prior year definition were applied to 2008 data, the total arrears would increase by £53m.

(2)	Unsecured personal loan and credit card arrears are defined as the balances of accounts that are three or more months in arrears (> 4 instalments).

Business and Financial Review
Risk Management continued
Provisions on loans and advances to customers
The charge for provisions on loans and advances to customers adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Retail Banking’s loan portfolio from homogeneous portfolios of assets and individually identified loans. A proportion of Retail Banking’s provisions on loans and advances to customers relate to loans and advances secured either by a first charge on residential property in the UK, or by other appropriate security depending on the nature of the loan.
     The Group’s provisioning policy is as follows. Further information is set out in the Accounting Policies in the Consolidated Financial Statements:
>	Observed provision - an observed provision is established for all past due loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise. These techniques estimate the propensity of loans to go to write off and as a separate exercise, the loss incurred on written off debt is monitored. For advances secured on residential property, the propensity of loans to reach repossession is determined with repossessed properties assessed on an individual basis through the use of an external valuation, anticipated disposal costs and the current exposure.

>	Incurred but not yet observed provision - an incurred but not yet observed provision is made against loans, which have not missed a payment but are known from past experience to have deteriorated since the initial decision to lend was made. Based on historical evidence, the number of accounts likely to default in the future as a result of events present at the balance sheet date are identified through use of statistical techniques.
     From 1 January 2005, these statistical techniques were expanded and enhanced. In particular, further detailed examination is now performed on the losses that emerge over a defined period of time after the reporting date called the emergence period. This period is determined to ensure that only those accounts which have credit deterioration at the reporting date are captured and excludes accounts which will suffer credit deterioration after the reporting period. The emergence period is two to three months for unsecured lending and twelve months for secured lending. The provision methodology outlined for observed provisions is then applied to accounts identified as impaired in the performing portfolios.
>	Amounts written off - Unsecured loans are written off when all internal avenues of collecting the debt have failed and the debt is passed onto external collection agencies. On secured loans, the write off takes place on ultimate realisation of collateral value, or from claiming on any mortgage indemnity guarantee or other insurance. All write offs are on a case by case basis, taking account of the exposure at the date of write off, after accounting for the value from any collateral or insurance held against the loan. The write-off policy is regularly reviewed.
Security is realised in accordance with Retail Banking’s internal debt management programme. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success. As a result of the write-off policy, the provisions will be made a significant time in advance of the related write-off on all products. The exception to this rule is the discovery of fraud, where the exposure is written off once full investigations have been completed and the probability of recovery is minimal. The time span between the discovery and write off will be a short period and may not result in a provision being raised.
Analysis of provisions on loans and advances to customers

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Observed provision
Advances secured on residential properties - UK	174	73	45	21	9
Other secured advances - UK	37	34	75	126	148
Unsecured personal advances - UK	227	249	242	158	133
Corporate advances - UK	13	—	—	—	67

Total observed provisions	451	356	362	305	357

Incurred but not yet observed provision
Advances secured on residential properties - UK	123	102	60	35	58
Other secured advances - UK	11	8	3	—	3
Unsecured personal advances - UK	44	85	111	54	35
Corporate advances - UK	13	—	—	—	14

Total incurred but not yet observed provisions	191	195	174	89	110

Total provisions	642	551	536	394	467

Business and Financial Review
Risk Management continued
Movements in provisions for impairment losses on loans and advances

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Provisions at 31 December	551	536	394	467	—
IFRS reclassifications	—	—	—	(40)	—

Provisions at 1 January	551	536	394	427	865
Disposal of subsidiary undertakings	—	—	—	—	(70)

	551	536	394	427	795
Amounts written off
Advances secured on residential properties - UK	(32)	(9)	(11)	(5)	(2)
Other secured advances - UK	(9)	(25)	(27)	(36)	(39)
Unsecured personal advances - UK	(262)	(339)	(205)	(247)	(136)
Corporate advances - UK	—	—	—	—	(144)

	(303)	(373)	(243)	(288)	(321)
Advances secured on residential properties - non-UK	—	—	—	—	(2)
Other secured advances - non-UK	—	—	—	—	(2)

Total amounts written off	(303)	(373)	(243)	(288)	(325)

Observed provisions charged against profit
Advances secured on residential properties - UK	132	38	35	12	3
Other secured advances - UK	14	(17)	(25)	11	155
Unsecured personal advances - UK	239	346	289	221	98
Corporate advances - UK	13	—	—	—	71

	398	367	299	244	327

Advances secured on residential properties - non-UK	—	—	—	(3)	(1)
Unsecured personal advances - non-UK	—	—	—	—	1

Total observed provisions charged against profit	398	367	299	241	327

Incurred but not yet observed provisions charged against profit	(4)	21	86	14	(330)

Total provisions charged against profit (including discontinued operations)	394	388	385	255	(3)

Provisions at the end of the year	642	551	536	394	467

IFRS reclassifications related primarily to provisions on certain corporate loans in businesses and portfolios that were inconsistent with the Group’s strategy, and were sold during 2005 or transferred to Corporate Banking.
Recoveries

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Advances secured on residential properties - UK	1	2	2	3	16
Other secured advances - UK	12	6	7	7	8
Unsecured personal advances - UK	33	36	32	27	28

Total amount recovered	46	44	41	37	52

Group non-performing loans and advances(1)

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Group non-performing loans and advances that are impaired	614	296	375	314	297
Group non-performing loans and advances that are not impaired	891	596	451	568	844

Total non-performing loans and advances(2)	1,505	892	826	882	1,141

	%	%	%	%	%

Non-performing loans and advances as a % of loans and advances to customers(3)	1.10	0.66	0.64	0.74	1.04
Provision as a percentage of total non-performing loans and advances	42.66	61.77	64.89	44.67	40.93

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer

(2)	All non-performing loans are UK

(3)	Loans and advances to customers includes trading assets and excludes finance leases
In 2008, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) increased from 0.66% to 1.10%. This primarily reflects the impact of the deteriorating market environment on the performance of the residential mortgage portfolio. This has also increased the proportion of non-performing loans secured against residential property in the non-performing loan balance, which has in turn further reduced the average provision coverage required in respect of the eventual credit losses that are expected to emerge from these loans.
     In 2007, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) increased from 0.64% to 0.66%. This is a reflection of the mortgage performance normalising from historic lows. This has also changed the proportions of mortgages and unsecured loans in the non-performing loan balance, with a greater proportion representing mortgages (which have a lower provision as a percentage of the asset), driving down the overall ratio from 64.89% to 61.77%.
     In 2006, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) decreased from 0.74% to 0.64%. This reflected the continuing strength of the credit quality of the Group’s loans, particularly on the secured mortgages. Provisions as a percentage of total non-performing loans and advances increased from 44.67% to 64.89% in 2006, which reflected the change in macro-economic factors such as interest rate rises.

Business and Financial Review
Risk Management continued
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
     Interest income recognised on impaired loans amounted to £51m (2007: £36m, 2006: £32m).
Abbey Business
Business Banking provides a range of products to assist with the finance requirements of small businesses, including overdrafts. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of probability of default and loss given default data, and the use of credit scoring. Business Banking operates within policies and authority levels approved by the Chief Risk Officer. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks. Commercial Property Finance provides mortgages to borrowers on a range of mainly non-residential property. Agreed credit assessment criteria include serviceability ratios, loan-to-value ratios, and quality of tenants, with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the risk operation.
     The strategic plan to extend the customer proposition into the SME market is being supported by a workstream to manage all risks within this market and throughout the risk cycle. The development of the risk framework is overseen by the Chief Risk Officer.
Market risk in Retail Banking
Market risk is not taken within Retail Banking. Market risks arising in the Retail Banking division are transferred from the originating business to the Asset and Liability Management (‘ALM’) operation within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate repricing and maturity. Similarly, loans are funded through matching borrowings from Group Infrastructure.
Risk Management in Corporate Banking
Credit risk in Corporate Banking
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Corporate Banking losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Corporate Banking making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Corporate Banking. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required by the Credit Approval Committee (a specific committee established under the authority of the Chief Executive) for any transaction that falls outside the mandates.
     Analysis of credit exposures and credit risk trends are provided each month to the Corporate Banking Risk Oversight Forum, with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported quarterly to the Risk Committee and the UK Financial Services Authority.
     Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 97.5% statistical confidence level and adding this value to the current value. The resulting “loan equivalent” or credit risk is then included against credit limits, along with other non-derivative exposures. In addition, there is a policy framework to enable the collateralisation of derivative instruments including swaps. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by management’s credit evaluation of the counterparty.
     Corporate Banking has been targeted as an area where the Group aims to achieve controlled growth, mainly in the area of structured lending to the Real Estate, Education and Health sectors. The Group intends to achieve more modest growth in terms of lending to corporate counterparties in broadly the £500m to £2bn turnover range as well as the initial development of an offering to smaller corporate entities. Focus is being given to the control of credit risks within this expansion with, amongst other things, the development and implementation of robust Credit Policy Mandates and models covering both risk appetite and ratings.

Business and Financial Review
Risk Management continued
Corporate Banking committed facilities net exposure by credit rating of the issuer or counterparty(1)

	Social Housing	Other	Total
2008	£m	£m	£m

AAA	—	124	124
AA	1,008	100	1,108
A	5,222	450	5,672
BBB	1,821	3,016	4,837
BB	100	825	925
B	10	41	51
D	—	22	22

Total	8,161	4,578	12,739

	Social Housing	Other	Total
2007	£m	£m	£m

AAA	—	110	110
AA	1,915	18	1,933
A	5,646	227	5,873
BBB	2,827	703	3,530
BB	383	636	1,019
B	86	2	88

Total	10,857	1,696	12,553

(1)	Internal ratings are applied to all exposures.
The reduction in Social Housing exposures of £2,696m in 2008 is due to the termination of a transaction involving the Group writing credit protection on a pool of Social Housing exposures, partially offset by new business. The increase in Other Lending reflects the planned expansion of the Corporate Banking business.
Corporate Banking non-performing loans and advances(1)

	2008	2007
	£m	£m

Non-performing loans and advances that are impaired	54	—
Non-performing loans and advances that are not impaired	—	—

Total non-performing loans and advances(2)	54	—

Non-performing loans and advances as a percentage of loans and advances to customers(3)	1.25%	—
Provision as a percentage of total non-performing loans and advances	48%	—

(1)	Amounts are only presented for 2008 and 2007 as this business only became operational in early 2007.

(2)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.

(3)	All non-performing loans are UK loans.
In 2008, non-performing loans and advances as a percentage of loans and advances to customers (including trading assets and excluding finance leases) increased to 1.25%. This reflects the impact of the deteriorating market environment on the performance of the corporate and real estate portfolios.
     Interest income recognised on impaired loans amounted to £2m. In 2007, there were no impaired loans.
Credit risk mitigation
Collateralisation
The Social Housing portfolio is secured on residential real estate owned and let by UK Housing Associations. In the Other category, the real estate portfolio collateral is in the form of commercial real estate assets, the corporate portfolio is largely unsecured but holds cross-guarantee agreements or contractual and financial governance. There are also a small number of PFI transactions where collateral is held in the form of a charge over the underlying concession contract.
Restructured loans
Loans may be restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for a period of five months. In 2008 there were no deals made where interest was capitalised to avoid the loan becoming impaired.
Market risk in Corporate Banking
Market risk is not taken within Corporate Banking. Market risks arising in the Corporate & Corporate Banking division are transferred from the originating business to ALM within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate repricing and maturity. Similarly, loans are funded though matching borrowings from Group Infrastructure.

Business and Financial Review
Risk Management continued
Risk Management in Global Banking & Markets
Credit risk in Global Banking & Markets
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Global Banking & Markets losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Global Banking & Markets making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Global Banking & Markets. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits.
     All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required by the Credit Approval Committee (a specific committee established under the authority of the Chief Executive) for any transaction that falls outside the mandates.
     Analysis of credit exposures and credit risk trends are provided each month to either the Santander Global Banking & Markets Risk Oversight Forum with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported quarterly to the Risk Committee and the UK Financial Services Authority.
     Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 97.5% statistical confidence level and adding this value to the current value. The resulting “loan equivalent” or credit risk is then included against credit limits, along with other non-derivative exposures.
     In addition, there is a policy framework to enable the collateralisation of derivative instruments including swaps. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by management’s credit evaluation of the counterparty.
Credit risk mitigation
(i) Netting arrangements
The Group restricts its credit risk by entering into transactions under industry standard agreements which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. Derivatives, repurchase and reverse repurchase transactions, stock borrowing/lending transactions and securities financing transactions are governed by industry standard agreements that facilitate netting.
(ii) Collateralisation
The Group also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are generally revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with Global Banking & Markets collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Cash collateral in respect of derivatives held at the year-end was £2.8bn, not all derivative arrangements being subject to collateral agreements. Collateral obtained during the year in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.
Global Banking & Markets net exposure by credit rating of the issuer or counterparty(1)

	2008	2007
	£m	£m

AAA	10,625	4,687
AA	10,865	16,552
A	3,007	4,396
BBB	251	445
BB	91	38
B	1	5

Total	24,840	26,123

(1)	Internal ratings are applied to all exposures.
In the securities financing businesses, credit risk arises on both assets and liabilities and on both on and off-balance sheet transactions. Consequently, the above credit risk exposure arises not only from the on balance sheet assets, but also from securities financing trades classified as liabilities and off-balance sheet assets.

Business and Financial Review
Risk Management continued
Market risk in Global Banking & Markets
Market risk-taking is performed within the framework established by the Market Risk Manual. A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from trading activities. Exposure to equity markets is generated by the creation and risk management of structured products by Global Banking & Markets for the Personal Financial Services market and trading activities. Credit spread exposure arises from credit risk management and trading activities within Global Banking & Markets.
Managing market risk in Global Banking & Markets
Risks are managed within limits approved by the Head of Wholesale Risk or Banco Santander, S.A.’s Board Risk Committee and within the risk control framework defined by the Market Risk Manual. For trading activities the primary risk exposures for Global Banking & Markets are interest rate, equity, credit spread and residual exposure to property indices. Interest rate risks are managed via interest rate swaps, futures and options (caps, floors and swaptions). Equity risks are managed via equity stock, index futures, options and structured equity derivatives. Credit-spread risks are managed via credit derivatives (credit default swaps, total return swaps). Property index risk is managed via insurance contracts and property derivatives.
     To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors is assigned to one of these categories. The Group considers two categories:
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
Trading Risk in Global Banking & Markets
Trading risk exposure arises only in the Abbey National Treasury Services plc group. Exposures are managed on a continuous basis, and are marked to market on a daily basis.
     The following table shows the Value at Risk-based consolidated exposures for the major risk classes as at 31 December 2008, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval. Historical simulation models are used with appropriate add-ons to reflect unobservable inputs.
     From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the value at risk analysis. The 95% confidence interval, used as a standard across the Group, means that the theoretical loss at a risk factor level is likely to be exceeded in one period in twenty. The Group address this risk by monitoring stress-testing measures across the different business areas. For trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 95% level of confidence using a simulation of actual one day market movements over a one-year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.
     The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure at 31 December
	2008	2007	2006
Group trading instruments	£m	£m	£m

Interest rate risks	5.3	3.0	1.7
Equity risks	1.2	2.2	2.9
Spread risks	1.9	1.9	0.7
Property risks	6.8	3.4	1.2
Other risks(1)	0.9	0.3	0.5

Correlation offsets(2)	(2.5)	(2.3)	(1.6)

Total correlated one-day Value at Risk	13.6	8.5	5.4

Business and Financial Review
Risk Management continued

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Group trading instruments	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate risks	3.6	1.7	1.8	5.6	3.7	2.7	2.5	0.9	1.2
Equity risks	2.0	2.4	2.7	3.5	3.7	3.9	1.0	1.6	2.0
Spread risks	1.3	0.9	1.6	2.8	2.0	2.3	0.5	0.4	0.7
Property risks	4.7	2.3	1.5	7.4	3.5	2.0	3.2	1.0	1.2
Other risks(1)	0.6	0.3	0.4	1.0	1.2	0.7	0.2	0.1	0.1

Correlation offsets(2)	(2.2)	(1.6)	(1.7)	—	—	—	—	—	—

Total correlated one-day Value at Risk	10.0	6.0	6.3	14.5	8.8	7.4	8.0	4.1	5.1

(1)	Other risks include foreign exchange risk.

(2)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.
Property risks have increased over the last two years and in particular 2008. The largest factor in the Value at Risk increase is from an equity release business funded by the Group, as total equity advances increased over the three-year period. A secondary factor is the significant fall in interest rates in the same period. The present value of all the cashflows has increased significantly as a result of the lower discount rates, increasing sensitivity and hence Value at Risk.
Derivatives held for Trading Purposes
Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing most Group derivative hedging with the external market. For trading activities, Global Banking & Markets objectives are to gain value by marketing derivatives to end users and hedging the resulting exposures efficiently; and the management of trading exposure reflected on the Group’s balance sheet. Trading derivatives include interest rate, cross currency, equity, residential property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.
Credit Derivatives
Previously, Global Banking & Markets also operated a credit derivatives business. The business traded in single-name credit derivatives, credit derivative indices and a limited number of portfolio credit derivative transactions. The credit derivatives trading function operated within the same framework as other trading functions. Risk limits were established and monitored. Given the lack of activity in the credit markets in 2007 and early 2008, the business was closed and its activities consolidated in Spain with the equivalent Banco Santander, S.A. business area with effect from 1 January 2008. Any residual positions have been hedged with Banco Santander, S.A..
Risk Management in Private Banking
Credit risk in Private Banking
Cater Allen
Cater Allen provides a limited range of products to assist with the finance requirements of individuals and businesses. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of credit scoring and credit ratings. In 2008, Cater Allen operated within policies and authority levels approved by the Chief Risk Officer; in 2009 this is due to change to the Head of Wholesale Risk. Cater Allen has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks.
     The following table presents the amount that best represents Cater Allen’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2008	2007
	£m	£m

Loans and advances to customers	3.8	3.7
Other	0.2	0.3

Third party exposures	4.0	4.0

Abbey International
Abbey International’s office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euros. There is no credit risk associated in taking deposits.
James Hay
James Hay provides and offers administration services for self-invested personal pension schemes and the WRAP portfolio management product. Its services are provided to end customers mainly via independent financial advisers and branded financial service providers. With the exception of fees receivable, there is no credit risk associated with this type of service.
Abbey Sharedealing
Abbey Sharedealing provides a direct share dealing service to customers and provides a share-trading platform for cahoot. Customers buy and sell shares on their account with the help of the dealers at Abbey Sharedealing. No advice is provided and all trades are on an execution only basis, account customers are required to provide funds before settlement. As such there is no credit risk associated with this type of activity.

Business and Financial Review
Risk Management continued
Market risk in Private Banking
Market risk arises from exposures to changes in the levels of interest rates, foreign exchange rates and equity markets. Market risk arises through the provision of retail and other banking products and services, as well as structural exposures arising in the balance sheet of the entities in Private Banking.
Managing market risk
Market risks in Private Banking arising from exposure to changes in the levels of interest rates and foreign exchanges rates are substantially transferred from the original business to ALM. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Global Banking & Markets. Risks not transferred are managed within a series of market risk mandates, which set triggers for reporting on the extent of market risk that may be retained. These limits are defined in terms of nominal amounts, sensitivity, earnings-at-risk or value-at-risk. Retained market risk exposure is minimal.
Risk Management in Group Infrastructure
Group Infrastructure consists of ALM, which is also responsible for Group Capital and Funding. ALM is responsible for managing the Group’s structural balance sheet shape and, in conjunction with Risk Division, tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include Retail Banking’s product and structural exposure to interest rates and, in that role, is a link between the Retail Banking and Global Banking & Markets. ALM recommends and helps to implement Board, Asset and Liability Management Committee and Risk Committee policies for all aspects of balance sheet management — formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. Group Capital represents the return on the Group’s capital, reserves, preference shares and subordinated debt. Funding represents the provision of funding, both to other businesses within the Group and to fellow subsidiaries of Banco Santander, S.A..
Credit risk in Group Infrastructure
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Group Infrastructure losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Group Infrastructure making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
Credit risk arises in Group Infrastructure with respect to the division’s holdings of Santander and Group-issued externally rated, European asset-backed securities and residential mortgage-backed securities principally issued by Santander Group entities, other assets held for liquidity purposes, and lending to fellow subsidiaries of the Santander Group.
     All credit risk meets the criteria approved by the Board in respect to Risk Appetite parameters and all exposure, including intra-group, is captured on the global risk management systems and falls within limits approved by Santander Risk Division. The exposure is managed by the Group’s Wholesale Risk Team.
Group Infrastructure net exposure by credit rating of the issuer or counterparty(1)

	2008	2007
	£m	£m

AAA	9,464	7,254
AA	3,193	643
A	4,982	637
BBB	1,174	43
D	10	5

Total	18,823	8,582

(1)	Internal ratings are applied to all exposures.
Market risk in Group Infrastructure
Most market risks arising from the Retail Banking, Corporate Banking, and Private Banking divisions are transferred from the originating business to the ALM function within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. As a consequence, non-trading risk exposures are substantially transferred to Group Infrastructure. Market risks mainly arise through the provision of banking products and services to personal and corporate/business customers, as well as structural exposures arising in the Group’s balance sheet. These risks impact the Group’s current earnings and economic value.
     The most significant market risks in Group Infrastructure are interest rate and credit spread risks. Yield curve risk arises from the timing mismatch in the repricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Credit spread risk arises principally on Group Infrastructure’s holdings of mortgage-backed securities. Basis risk arises, to the extent that the volume of administered variable rate assets and liabilities are not precisely matched, which exposes the balance sheet to changes in the relationship between administered rates and market rates.

Business and Financial Review
Risk Management continued
The Group is also exposed to risks arising from features in retail products that give customers the right to alter the expected cash flows of a financial contract. This creates prepayment risk, for example where customers may prepay loans before their contractual maturity. In addition, the Group is exposed to product launch risk, for example where the customers may not take up the expected volume of new fixed rate mortgages or other loans.
Managing market risks in Group Infrastructure
The Asset and Liability Management Committee is responsible for managing the Group’s overall balance sheet position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using derivatives that are transacted through Global Banking & Markets. The Treasurer is responsible for managing risks in accordance with the Asset and Liability Management Committee’s direction.
     Risks are managed within limits approved either by the Head of Wholesale Risk or Banco Santander, S.A.’s Board Risk Committee, and within the risk control framework defined by the Market Risk Manual. The key risk limits relate to yield curve risk. They are:
>	Net Interest Margin sensitivity: the sensitivity of annual net interest margin to an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.

>	Market Value of Equity sensitivity: the sensitivity of the net present value of interest rate sensitive positions to an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.
These two measures provide complementary views of potential losses from interest rate movements. Market Value of Equity sensitivity provides a long-term view covering the present value of all future cash flows, whereas Net Interest Margin sensitivity considers only the impact on net interest margin over the next 12 months. Calculation of these two measures requires modelling of expected customer and other behaviours. These models are regularly reviewed and updated.
     The following table shows the results of these measures as at 31 December 2008 and 2007:

	2008	2007
	£m	£m

Net interest margin sensitivity (100 basis points adverse parallel shock)	(64)	(7)
Market value of equity sensitivity (100 basis points adverse parallel shock)	(153)	(197)

Market risk on the Group’s Santander-issued mortgage-backed-securities portfolio is managed against credit spread triggers approved by the Head of Wholesale Risk and sensitivity analysis is disclosed in ‘Critical accounting policies and areas of significant management judgement’ within the Accounting Policies.
Derivatives
Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date. They include interest rate, cross-currency and equity related swaps, forward rate agreements, caps, floors, options and swaptions (see below). In Group Infrastructure, derivatives are used for economic hedging.
     All derivatives are classified as held at fair value through profit or loss. For accounting purposes, the Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.
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
     The following table summarises the activities undertaken within Group Infrastructure, the related risks associated with such activities and the types of hedging derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 14 of the Consolidated Financial Statements.

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.

Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Business and Financial Review
Risk Management continued
Impact of the Current Credit Environment
The Group aims to actively manage its exposure to financial institutions and non-bank financial institutions such as pension and investment funds, monoline insurers and general insurers. This exposure arises from investment in floating rate notes, short term money market placements, derivative transactions and margin posting on securities borrowing transactions. Investments in structured assets are concentrated in residential mortgage-backed securities issued by Santander entities in Spain and Portugal, with seasoned portfolios that are performing in line with expectations on the basis of strong credit ratings.
     The Group had limited exposure to Lehman Brothers Group arising from derivative contracts. The total claim lodged with the Administrators was £9m and was fully provided for at the year end. The Group had no exposure to Washington Mutual and only a £24m exposure to Iceland which is covered by credit default swap protection. At 31 December 2008, the Group also had indirect exposure of euro 3m to Madoff funds through a structured note. This note was closed out with no loss in February 2009.
     Details of the Group’s investing and lending arrangements with respect to floating rate notes (‘FRNs’), asset-backed securities, Collateralised Debt and Loan Obligations (‘CDOs’ and ‘CLOs’), Structured Investment Vehicles (‘SIVs’), monoline Insurers, off-balance sheet entities, other holdings for liquidity purposes, and lending activities are set out below.
Floating Rate Notes

					Provisions		Value as %
					and		of nominal
	Nominal value		Fair value movement		write-offs	Fair value	value
			Income
			statement	Reserves
	2008	2008	2008	2008	2008	2008	2008
Country	£m	%	£m	£m	£m	£m	%

UK	2,153	42	(4)	—	—	2,194	102
Italy	215	4	(1)	—	—	215	100
Spain	522	10	(2)	—	—	523	100
Rest of Europe	1,722	34	(15)	—	—	1,676	97
US	108	2	—	—	—	109	101
Rest of World	384	8	(3)	—	—	384	100

	5,104	100	(25)	—	—	5,101	100

					Provisions		Value as %
					and		of nominal
	Nominal value		Fair value movement		write-offs	Fair value	value
			Income
			statement	Reserves
	2008	2008	2008	2008	2008	2008	2008
Credit rating	£m	%	£m	£m	£m	£m	%

AA and above	4,085	80	(17)	—	—	4,062	99
A	1,019	20	(8)	—	—	1,039	102

	5,104	100	(25)	—	—	5,101	100

The FRNs held are principally issued by banks and other financial institutions. On average, the FRNs have 7 months to maturity.
     The above table excludes US$100m undated floating rate subordinated notes issued by Alliance & Leicester plc in October 2008, and US$220m and euro 115m undated subordinated notes issued by Alliance & Leicester plc in December 2008 all of which were subscribed for by the Company. As set out in Note 45, the Company is now the immediate parent company of Alliance & Leicester plc.
Asset-Backed Securities
The Group has acquired highly rated, European asset-backed securities (‘ABS’) and residential mortgage-backed securities with a total value of £4,087m (2007: £5,515m). The Group’s portfolios of ABS and MBS are of high quality, containing no sub-prime element and consist almost entirely of AAA rated prime exposures.

					Provisions		Value as %
					and		of nominal
	Nominal value		Fair value movement		write-offs	Fair value	value
			Income
			statement	Reserves
	2008	2008	2008	2008	2008	2008	2008
Country	£m	%	£m	£m	£m	£m	%

Europe (excluding UK)
ABS	363	8	(23)	—	—	336	92
MBS	4,155	92	(305)	—	—	3,751	90

	4,518	100	(328)	—	—	4,087	90

Business and Financial Review
Risk Management continued

					Provisions		Value as %
					and		of nominal
	Nominal value		Fair value movement		write-offs	Fair value	value
			Income
			statement	Reserves
	2008	2008	2008	2008	2008	2008	2008
Credit rating	£m	%	£m	£m	£m	£m	%

AAA
ABS	352	8	(23)	—	—	325	92
MBS	3,855	85	(266)	—	—	3,496	91

	4,207	93	(289)	—	—	3,821	91

Aa1
ABS	11	—	(1)	—	—	10	91
MBS	300	7	(38)	—	—	256	85

	311	7	(39)	—	—	266	85

	4,518	100	(328)	—	—	4,087	90

The fair value movements above exclude the effects of changes in foreign exchange rates.
Collateralised Debt and Loan Obligations
The Group has no investments in Collateralised Debt Obligations or Collateralised Loan Obligations.
     However, in the ordinary course of business, the Group entered into long-term interest rate hedging contracts with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2008 was £186m.
Structured Investment Vehicles
The Group has insignificant holdings in SIVs, with a nominal value of £17m (2007: £40m) against which provisions of £12m (2007: £10m) are held, giving a book value of £5m (2007: £30m).
Monoline Insurers
The Group has a £41m exposure to a corporate bond which is wrapped by a monoline insurer. In this instance, principal risk exposure is recorded against the corporate bond, with the monoline wrap being viewed as contingent exposure.
Exposure to Off-Balance Sheet Entities sponsored by the Group
The only Special Purpose Entities (‘SPEs’) sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market making service to those retail customers who wish to exit early from these products. The total value of products issued by the SPEs is £3,213m (2007: £2,455m), and the total value of repurchases held by the Group is £254m (2007: £322m).
Credit Derivatives
As noted above, previously, Global Banking & Markets operated a credit derivatives business. The business traded in single-name credit derivatives, credit derivative indices and a limited number of portfolio credit derivative transactions. The credit derivatives trading function operated within the same framework as other trading functions. Risk limits were established and monitored. There is a limited number of remaining credit derivative transactions with a nominal value of £1.1bn where the Group faces external counterparties and the risk has been hedged with Banco Santander, S.A. in Spain.
Lending Activities
The Group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Group’s credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality. The Group’s principal lending activities arise in the Retail Banking division. For further information, see Risk Management in Retail Banking and Group Infrastructure.
Liquidity
In addition to funding customer loans and advances, the Group also holds available liquid assets, in the form of cash and short term deposits, to manage the day-to-day requirements of the business. The Group holds a significantly higher level of liquid assets than in 2007, in recognition of the current market conditions.

Business and Financial Review
Risk Management continued
Liquidity risk
Liquidity risk is the potential that the Group has insufficient financial resources to meet its payment obligations as they fall due, or can do so only at excessive cost. Liquidity risks arise throughout the Group’s businesses. Its primary business activity is commercial banking and, as such, it engages in maturity transformation, whereby it raises funds that may be withdrawn at short notice and lends them to customers at longer terms.
     Following Banco Santander, S.A.’s acquisition of Alliance & Leicester plc in October 2008, the liquidity risks of the Group and Alliance & Leicester plc have been managed on a combined basis. In 2008, Santander’s commitments to the UK Government and regulators to improve the Tier 1 ratio of the combined UK businesses were met using the additional £1bn of capital announced at the time of the acquisition of Alliance & Leicester plc, which was transferred into Abbey from Santander. This capital was in turn transferred to Alliance & Leicester plc in late December as planned.
     The majority of funding is raised from retail deposits with the balance raised in wholesale markets. The traditional sources of wholesale funding were:
>	Secured and unsecured money-market funding (including unsecured cash, repo, CD and CP issuance);

>	Senior debt issuance (including discrete bond issues and MTNs);

>	Mortgage-backed funding (including securitisation and covered bond issuance);

>	Subordinated debt and capital issuance (although the primary purpose is not funding).
As a result of current market conditions, the mortgage-backed funding markets, which have traditionally been important sources of funding, were effectively closed to new external issuances, except for private placements with a small number of investors. However, the Group benefitted both from the conservative proportion of retail assets that are funded in wholesale markets, as well as having entered the period of market stress in a strong liquidity position. All internal and external liquidity ratios were maintained during this period.
     The Group has access to the Bank of England’s and the US Federal Reserve’s lending facilities. In addition, the Group has the ability to access indirectly the European Central Bank’s repo facilities. The key on-going liquidity risks to the Group are therefore:
>	Loss of customer deposits;

>	Loss of access to wholesale funding markets (including foreign exchange swaps) or counterparties;

>	Intra-day payments systems dislocation; and

>	Contingent liabilities arising from mortgage-backed or other funding, such as collateral calls or early amortisation.
Liquidity risk management
The Board is responsible for the liquidity management and control framework and defines the liquidity risk appetite. Liquidity risk management is the responsibility of the Chief Financial Officer who delegates day-to-day responsibility to the Treasurer. The Group has a centralised liquidity risk management approach whereby all liquidity/funding is managed centrally by the Treasurer, under the direction of the Asset & Liability Management Committee and within the framework of the Liquidity Risk Manual. The Asset and Liability Management Committee and the Risk Committee monitor Abbey’s liquidity position on a monthly basis. The Board also receives a monthly update on key liquidity issues and Abbey’s liquidity position is reported to the Financial Services Authority on a weekly basis.
     Abbey views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. A management and monitoring process, and a series of liquidity limits within which liquidity is managed, underpin these elements. For example, an excessive concentration in either liquid assets or contractual liabilities contributes to potential liquidity risk, and so appropriate limits have been defined under the Liquidity Risk Appetite. Management also monitors Abbey’s compliance with limits set by the Financial Services Authority. In addition to such limits, liquidity ratios have trigger-review levels that require the Treasurer, Head of Asset and Liability Management, and Head of Wholesale Risk to initiate appropriate reviews of current exposure when such levels are exceeded.
     In line with the policy of Banco Santander, S.A., the Group manages its funding and maintains adequate liquidity on a stand-alone basis.
     While the Group’s liquidity risk is consolidated and centrally controlled, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises.
     The key elements of the Group’s liquidity risk management are:
Short-term, tactical liquidity management:
>	Liquid assets — a buffer of liquid assets is held to cover unexpected cashflows in extreme but plausible stress scenarios. In the Group’s case, the largest stress event is likely to include large and unexpected deposit withdrawals by retail customers.

Business and Financial Review
Risk Management continued
>	Intra-day collateral management — to ensure that adequate collateral is available to support payments in each payment or settlement system in which the Group participates, as they fall due.
Strategic liquidity management:
>	Structural balance sheet shape — to manage the extent of maturity transformation (investment of shorter term funding in longer term assets), the funding of non-marketable assets with wholesale funding and the extent to which non-marketable assets can be used to generate liquidity.

>	Wholesale funding strategy — to avoid over-reliance on any individual counterparty, currency, market or product, or group of counterparties, currencies, markets or products that may become highly correlated in a stress scenario; and to avoid excessive concentrations in the maturity of wholesale funding.

>	Wholesale funding capacity — to maintain and promote counterparty relationships, monitor line availability and ensure funding capacity is maintained through ongoing use of lines and markets.
The Liquidity Contingency Plan becomes operational when the demand for cash, whether from demands for repayment, from wholesale funding or from retail deposits, exceeds the normal liquidity management process capacity. The circumstances that cause this to happen will tend to be sudden, unexpected events that trigger demands for cash that cannot be managed within the procedures, limits and controls defined in the Liquidity Risk Manual.
     To be effective, the management of liquidity in a crisis must be timely, proactive and flexible enough to respond to a variety of different circumstances. The management structure for the Liquidity Contingency Plan, which is structured around a small team of individuals with the authority to agree, co-ordinate and implement actions that will control a volatile, dynamic situation, has two key elements:
>	the Treasurer and Head of Asset and Liability Management is responsible for the rapid assessment of the implications of a sudden, unexpected event on the day-to-day liquidity of the Group, and for the decision to activate the Liquidity Contingency Plan; and

>	the liquidity crisis management team, under the chairmanship of the Chief Financial Officer, is the decision-making authority in the event of a liquidity crisis, and is responsible for implementing the Liquidity Contingency Plan.
Risk limits or triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by the Treasurer and Risk Division and reported monthly to the Asset & Liability Management Committee, Risk Committee and the Board.
Current market conditions
During 2008, liquidity in the wholesale funding markets came under unprecedented and prolonged stress. From the Group’s perspective, short-term unsecured money-market funding has been continuously available. However, investor demand for unsecured and mortgage-backed issuance has been much reduced since 2007 and at significantly wider spreads. These markets have traditionally been important sources of funding. Funding issues also came to the fore in the banking sector more generally, resulting in the introduction of government-backed funding initiatives, including the UK Government Credit Guarantee Scheme.
     During this time, the Group kept its main stress scenarios under review and updated the extreme stress scenario, upon which the Board’s risk appetite is based, in light of market developments. At all times, the Group sought to maintain a buffer of securities that are eligible for discount in open market operations with the central banks to which the Group has access. This buffer was at least sufficient to survive either an acute Group-specific stress during stressed market conditions, or a prolonged loss of unsecured wholesale funding during stressed market conditions. The underlying analysis of customer deposit behaviour under stressed conditions is aligned with the assumptions made in operational contingency planning.
     In addition, the acquisition in September 2008 of the retail deposits of Bradford & Bingley plc significantly increased the proportion of the balance sheet that was funded by retail, rather than wholesale, liabilities.
     The UK Government initiative announced in early October 2008, including the provision of liquidity and funding support and facilities to enable banks to raise new capital to strengthen their capital base, was welcomed by the Group. The Group did not use the UK Government recapitalisation scheme, nor does it expect to in the future. In 2009, with respect to liquidity and funding arrangements, rather than capital, we expect to remain flexible in our approach. We believe that the current arrangements with the Bank of England, European Central Bank and US Federal Reserve, as well as the UK Credit Guarantee Scheme that are available to the UK banking industry will help the banking sector to meet liquidity and funding needs.
     During 2008, all key liquidity limits were maintained.

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

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2008	£m	£m	£m	£m	£m	£m

Deposits by banks	1,096	1,994	147	117	—	3,354
Deposits by customers	73,735	8,116	14,144	3,405	743	100,143
Derivative financial instruments	1,377	1,294	2,581	8,657	24,408	38,317
Trading liabilities	5,071	31,253	1,817	1,667	1,554	41,362
Financial liabilities designated at fair value	—	1,495	994	1,832	1,160	5,481
Debt securities in issue	—	11,122	5,635	7,357	42,768	66,882
Other borrowed funds	—	60	93	493	4,110	4,756
Subordinated liabilities	—	216	242	2,069	5,788	8,315

Total financial liabilities	81,279	55,550	25,653	25,597	80,531	268,610

	Company
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2008	£m	£m	£m	£m	£m	£m

Deposits by banks	2,907	18,354	19,638	58,758	36,477	136,134
Deposits by customers	64,514	18,286	14,516	14,001	59,490	170,807
Derivative financial instruments	176	—	—	2,067	5,258	7,501
Trading liabilities	4	22	748	—	—	774
Debt securities in issue	—	—	—	—	—	—
Other borrowed funds	—	45	46	245	1,247	1,583
Subordinated liabilities	—	232	288	2,316	8,651	11,487

Total financial liabilities	67,601	36,939	35,236	77,387	111,123	328,286

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2007	£m	£m	£m	£m	£m	£m

Deposits by banks	416	7,318	257	—	—	7,991
Deposits by customers	55,766	8,541	3,668	1,920	166	70,061
Derivative financial instruments	3	502	731	4,855	10,891	16,982
Trading liabilities	21,069	28,973	2,931	1,409	1,515	55,897
Financial liabilities designated at fair value	—	1,598	2,111	3,647	1,800	9,156
Debt securities in issue	—	8,696	2,437	8,433	47,619	67,185
Other borrowed funds	—	56	80	424	3,394	3,954
Subordinated liabilities	—	194	223	1,820	5,456	7,693

Total financial liabilities	77,254	55,878	12,438	22,508	70,841	238,919

	Company
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2007	£m	£m	£m	£m	£m	£m

Deposits by banks	2,060	14,635	8,897	36,497	6,444	68,533
Deposits by customers	52,806	7,332	4,090	10,088	33,978	108,294
Derivative financial instruments	—	—	—	94	2,658	2,752
Debt securities in issue	—	4	—	—	—	4
Other borrowed funds	—	45	46	245	1,280	1,616
Subordinated liabilities	—	205	257	1,999	7,570	10,031

Total financial liabilities	54,866	22,221	13,290	48,923	51,930	191,230

The growth in the Company balance sheet is due to the increased use of intercompany loans and deposits rather than intercompany swaps to match the interest rate profile of customer balances.

Report of the Directors
Directors
Board of Directors
As at 31 December 2008
Chairman
Lord Burns
Lord Burns (age 65) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Alliance & Leicester plc and Glas Cymru Cyfyngedig (Welsh Water) and a Non-Executive Director of Pearson plc and Banco Santander, S.A.. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, President of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society. He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. He was a Non-Executive Director of British Land plc (2000-2005) and Legal & General Group plc (1991-2001). He was also Chairman of the National Lottery Commission (2000-2001) and Marks and Spencer Group plc (2006-2008).
Executive Directors
António Horta-Osório
Chief Executive
António Horta-Osório (age 45) was appointed Chief Executive on 21 August 2006. He was a Non-Executive Director of Abbey National plc from 1 December 2004 until his appointment as Chief Executive. He joined Abbey National plc from Banco Santander Totta in Portugal where he was Chief Executive Officer. He is also Chief Executive of Alliance & Leicester plc, Executive Vice President of Banco Santander, S.A. and a member of its management committee as well as Non-Executive Chairman of Banco Santander Totta. He was previously Chief Executive Officer of Banco Santander Brasil. António started his career at Citibank Portugal, where he was head of Capital Markets and at the same time was an assistant professor at the Universidade Católica Portuguesa. He then worked for Goldman Sachs in New York and London, focusing on corporate finance activities in Portugal and, in 1993, joined the Santander group as Chief Executive Officer of Banco Santander de Negócios Portugal. He is a graduate in Management and Business Administration at Universidade Católica Portuguesa, has an MBA from INSEAD, where he was awarded the Henry Ford II Prize, and an AMP from Harvard Business School.
David Bennett
Executive Director, Integration Advisor and Intermediaries
David Bennett (age 46) was appointed Executive Director, Integration Advisor and Intermediaries on 21 October 2008 following the acquisition of Alliance & Leicester plc by Banco Santander, S.A.. He is also an Executive Director of Alliance & Leicester plc and a Non-Executive Director of EasyJet plc. He has many years of experience in the financial sector as Finance Director of Cheltenham & Gloucester plc and Executive Director of the National Bank of New Zealand Ltd.
Nathan Bostock
Chief Financial Officer and Executive Director, Retail Products & Marketing, Human Resources, Credit Cards and Insurance
Nathan Bostock (age 48) was appointed as an Executive Director on 22 February 2005. This followed his appointment to Abbey National plc’s Executive Committee in November 2004. Nathan is currently Chief Financial Officer and his responsibilities include Group Infrastructure, (comprising Asset & Liability Management, Group Capital and Funding), Retail Products and Marketing, Human Resources, Credit Cards and Insurance. Nathan joined Abbey National plc in November 2001 as Chief Operating Officer, Abbey National Treasury Services plc, with responsibility for finance, market risk and operations. Prior to joining Abbey National plc, Nathan spent nine years (1992-2001) with The Royal Bank of Scotland plc where his roles included Director, Group Risk Management and Chief Operating Officer, Treasury and Capital Markets. Prior to joining The Royal Bank of Scotland plc, Nathan was Head of Risk Analysis and Finance, Treasury and Interest Rate Derivatives (Europe) for Chase Manhattan Bank (1988-1992). He joined Chase Manhattan Bank in 1986 having previously worked for Coopers and Lybrand. He is also an Executive Director of Alliance & Leicester plc.
Alison Brittain
Executive Director, Retail Distribution
Alison Brittain (age 44) was appointed Executive Director, Retail Distribution on 2 January 2008. She is responsible for Branch Distribution, Telephone Distribution, e-commerce, Business Banking, Premium Banking and Commercial Mortgages. She was previously Managing Director of the Barclays and Woolwich Retail Network divisions and the Small Business Banking division of Barclays Bank plc. She is also an Executive Director of Alliance & Leicester plc.

Report of the Directors
Directors continued
Non-Executive Directors
Juan Rodríguez Inciarte
Deputy Chairman
Juan Inciarte (age 56) was appointed Non-Executive Director on 1 December 2004. He joined Banco Santander, S.A. in 1985. After holding various positions, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently Chief Executive of Santander Consumer Finance, S.A., Executive Vice President of Banco Santander, S.A. and a Non-Executive Director of Alliance & Leicester plc. In addition, he is a director of Compañia Española de Petróleos, NIBC Bank N.V., Banco Banif S.A., Vista Capital de Expansion S.A. and director and member of the Executive Committee of Sovereign Bancorp in the U.S. For several years he served on the Board of Directors of First Union Corporation (presently Wachovia) in the US, the Board of Directors and Executive Committee of San Paolo — IMI in Italy and the Boards of the Royal Bank of Scotland plc and National Westminster Bank plc (from 1998 — 2004). He is a member of the US-Spain Council and Fellow of The Chartered Institute of Bankers in Scotland.
Jane Barker
Jane Barker (age 59) was appointed Non-Executive Director on 21 October 2008. She is Chief Executive Officer of Equitas Limited, the company set up to re-insure and run-off the 1992 and prior years’ non-life liabilities of Lloyd’s of London syndicates and a Non-Executive Director of Alliance & Leicester plc. She is Deputy Chairman of the Royal College of Music and was previously a member of the council and chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.
Roy Brown
Roy Brown (age 62) was appointed Non-Executive Director on 21 October 2008. He is a Chartered Engineer and is Chairman of GKN plc, Senior Independent Director of HMV Group plc and a Non-Executive Director of Alliance & Leicester plc. Formerly, he was an Executive Director of Unilever plc and NV, a Non-Executive Director of Brambles Industries plc, the British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd’s of London.
José María Carballo
José María Carballo (age 64) was appointed Non-Executive Director on 1 December 2004. He is a Non-Executive Director of Alliance & Leicester plc, Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Vista Capital Expansion S.A. S.G.E.C.R. and Director of Teleférico Pico del Teide S.A. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (UK). He was Executive Vice President of Banco Santander, S.A. from 1989-2001 and Chief Executive Officer of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.
José María Fuster
José María Fuster (age 50) was appointed Non-Executive Director on 1 December 2004. He is Executive Vice President of Operations and Technology, and Chief Information Officer of Banco Santander, S.A., Non-Executive Director of Banesto and Non-Executive Director of Alliance & Leicester plc. He joined Banesto in 1998 and was appointed as Chief Information Officer of Banco Santander, S.A. in 2003. He started his professional career with International Business Machines, S.A. and Arthur Andersen as a consultant. He has also worked for Citibank España, S.A. and National Westminster Bank plc.
Rosemary Thorne
Rosemary Thorne (age 57) was appointed Non-Executive Director on 1 July 2006. She is also a Non-Executive Director on the board of Smurfitt Kappa Group plc and a Non-Executive Director of Alliance & Leicester plc. She was Group Finance Director of Ladbrokes plc until April 2007, Non-Executive Director of Cadbury Schweppes plc until September 2007 and Senior Independent Director on the board of Virgin Radio Holdings Limited until June 2008. Previously, she was Group Financial Controller of Grand Metropolitan Public Limited Company (prior to its merger with Guinness plc to become Diageo plc) and spent almost eight years as the Group Finance Director of J Sainsbury plc. She joined the board of Bradford & Bingley plc in 1999 as Group Finance Director, initially working on its demutualisation and flotation, resulting in a place in the FTSE 100 in December 2000. She remained in this role for a further five years. She was a member of the Financial Reporting Council and Financial Reporting Review Panel for nine years and a member of The Hundred Group of Finance Directors Main Committee for 15 years. She also sits on the Council of the Royal College of Art.
Keith Woodley
Keith Woodley (age 69) was appointed Non-Executive Director on 5 August 1996. He was made Senior Independent Non-Executive Director in April 1999 and was Deputy Chairman from 6 April 1999 until November 2004. He is a Non-Executive Director of Alliance & Leicester plc, former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is Complaints Commissioner for the London Stock Exchange and a Council Member and Pro-Chancellor of the University of Bath.

Report of the Directors
Directors’ Report
Corporate Structure
Abbey National plc (the ‘Company’) is a wholly owned subsidiary of Banco Santander, S.A.. The ordinary shares of the Company are not traded on the London Stock Exchange. Banco Santander, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 20 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company and the nature of each subsidiary’s business as well as details of branches.
     The Company is subject to the Listing Rules and the Disclosure & Transparency Rules of the UK Financial Services Authority, because it has preference shares listed on the London Stock Exchange. As it does not have listed ordinary shares, the Company is exempt from the requirement to make certain disclosures that are normally part of the continuing obligations of listed companies in the UK. This exemption applies, among other things, to corporate governance and certain Directors’ remuneration disclosures.
Principal Activities and Business Review
The principal activity of the Company and its subsidiaries (together ‘Abbey’ or the ‘Group’) continues to be the provision of an extensive range of personal financial services. The Company is authorised and regulated by the UK Financial Services Authority.
     The Company is required to set out in this report a fair review of the development and performance of the business of the Group during the year ended 31 December 2008 and of the position of the Group at the end of the year. The information that fulfils this requirement can be found in the Chief Executive’s Review on pages 2 and 3. The Chief Executive’s Review also contains a description of the likely future developments for the Group. When reading the Chief Executive’s Review, reference should be made to the Forward-looking Statements section on page 4.
Further information on the development and performance of the business of the Group, both at a consolidated level and analysed by division can be found in the following sections:
>	An analysis of the Group’s development and performance during the year is contained in the Business Review - Summary on pages 9 to 12.

>	A further detailed analysis of the Personal Financial Services businesses is contained in the Business Review - Personal Financial Services on pages 13 to 19.

>	Further analyses of the Sold Life Businesses is contained in the Business Review — Sold Life Businesses on page 19.
Further information on the position of the Group at the end of the year can be found in the following sections:
>	An analysis of the Personal Financial Services business flows is contained in the Business Review — Personal Financial Services on pages 14 to 16.

>	The Balance Sheet Business Review can be found on pages 22 to 35, including a review of capital management and resources on page 28, details of capital expenditure on page 26, off-balance sheet arrangements on page 30, liquidity on pages 31 to 33, and contractual obligations on page 33.

>	The Group’s key performance indicators are described in the Business Review — Summary on page 12.
The Company is also required to describe the principal risks and uncertainties facing the Group. Financial risks are described in the Risk Management Report for each segment of the business by type of risk on pages 36 to 56, and material risk factors are described in the Risk Factors section on pages 141 to 144.
Results and Dividends
The results of the Group are discussed in the Principal Activities and Business Review above. The Directors do not recommend the payment of a final dividend (2007: £nil). An interim dividend of up to £225m was declared on 22 July 2008 on the Company’s ordinary shares in issue. This dividend of £225m was paid on 22 December 2008. A further interim dividend of up to £225m was declared on 16 December 2008 on the Company’s ordinary shares in issue and this will be paid during the first half of 2009. Interim dividends of £200m and £170m were declared in 2007 and paid in 2008.
Recent Developments
In September 2008, following the announcement by UK HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees transferred, under the provisions of the UK Banking (Special Provisions) Act 2008, to the Company. All of Bradford & Bingley plc’s customer loans and treasury assets, including all its mortgage assets, were taken into public ownership.
     On 10 October 2008, Banco Santander, S.A. acquired Alliance & Leicester plc. On 17 December 2008, the Company injected £950m of capital into Alliance & Leicester plc through a subscription of: (i) 234,113,712 Alliance & Leicester plc ordinary shares for cash at £2.99 per share; (ii) US$220m undated subordinated notes issued by Alliance & Leicester plc; and (iii) euro 115m undated subordinated notes issued by Alliance & Leicester plc. Previously, in October 2008, the Company subscribed for US$100m undated floating rate subordinated notes issued by Alliance & Leicester plc. As a result of the subscription of ordinary shares, the Company held 35.6% of the issued ordinary share capital of Alliance & Leicester plc at 31 December 2008.
Post Balance Sheet Events
On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for Abbey National plc newly issued ordinary shares of £0.10 per share. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc.

Report of the Directors
Directors’ Report continued
Going Concern
The Directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.
     As outlined above, the Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive’s Review on pages 2 and 3 and in the Business Review on pages 9 to 21. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Balance Sheet Business Review on pages 22 to 35. In addition, Note 47 to the Consolidated Financial Statements includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. As also outlined above, in respect of the principal risks and uncertainties facing the Group, financial risks are described in the Risk Management Report on pages 36 to 56, and material risk factors are described in the Risk Factors section on page 141 to 144.
     In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, twelve months from the date that the balance sheet is signed. This information includes the Group’s results forecasts and projections, estimated capital, funding and liquidity requirements as well as contingent liabilities, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance.
>	Budgets and forecasts

Since the acquisition of the Company by Banco Santander, S.A., the Group has a history of profitable operations. Management prepares a 3-year plan (the ‘3-Year Plan’) that forecasts balance sheet, income and margin, by product, with a particular focus on the forthcoming year.
>	Review and reforecast

The 3-Year Plan, its assumptions, forecast results and key sensitivities are reviewed by senior management and presented by the Group Financial Controller to the Executive Committee, the Board of Directors and to senior executives of Banco Santander, S.A.. The budget is reforecast on a monthly basis and reviewed by the Executive Committee and the Board of Directors. As part of the budgets and planning process, a particular emphasis is placed on ensuring the sustainability of earnings, and achieving and maintaining a high level of operating efficiency in the Group (measured by the PFS trading cost:income ratio) to enable competitive products to be developed for customers.

>	Stress testing

To assess the Group’s ability to adapt to various market challenges, the budgets are “stress tested” as part of the Group’s internal capital adequacy assessment process (‘ICAAP’) under Basel II. Several scenarios are modelled, including a severe scenario, and senior management makes an assessment of how this would affect the Group’s profit and funding plans.
>	Borrowing requirements and Liability management

The Group’s financial plans are constructed to ensure that they allow the Group to meet its financial obligations as they fall due, both with respect to maturing existing liabilities and future borrowing requirements.
     Abbey’s funding requirements are met from a variety of sources, with the vast majority being sourced from retail customer deposits. The balance is sourced from the wholesale markets with reference to prevailing and expected market conditions and the desired balance sheet structure. The Board considers it appropriate to balance cost effective short-term financing with medium and long term funds, which have less refinancing risk, all within the context of not placing over-reliance on a single source of wholesale funds.
     Asset and Liability Management produces strategic and tactical funding plans as part of the Group’s planning process. These funding plans are approved by the Board and the Asset & Liability Management Committee and are controlled on a day-to-day basis by the Group Treasurer and within the framework of the Liquidity Risk Manual. These plans are stressed to ensure adverse conditions can be accommodated via a range of management levers, including adjustment to Retail Banking’s and Corporate Banking’s plans.
     Liquidity risk management is the responsibility of the Chief Financial Officer who delegates day-to-day responsibility to the Group Treasurer. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division. See the “Risk Management” section for further details on Liquidity Risk Management.
>	Contingent liabilities

The Directors, via the Audit & Risk Committee, also consider the Group’s exposure to contingent liabilities. This consideration addresses contingent liabilities experienced by the Group in the past, such as legal proceedings, guarantees, operating lease commitments and product misselling liabilities, but also considers whether there are any new contingencies such as those arising in respect of the UK Financial Services Compensation Scheme.
     Contingent liabilities are captured on a timely basis for purposes of disclosure in the Annual Report and Accounts, and the interim financial statements for the half year. Information about guarantees to third parties, tax contingencies and other contingencies are gathered and disclosed. Data about the Group’s operating lease commitments are also captured.
     Potential obligations that are not included in the day-to-day trading systems are captured in a separate register, which is updated on a quarterly basis by the heads of various departments within the Group. Non-trading guarantees require the approval of the Chief Executive or the Chief Financial Officer or, in their absence, any two Company Executive Directors or one Company Executive Director and the Company Secretary. This provision forms part of the Company’s Corporate Governance Framework (other Financial Delegated Authorities).

Report of the Directors
Directors’ Report continued
>	Products and markets

The Directors review information about the major aspects of the economic environment within which the Group operates at monthly Board meetings. This information includes an economic update which contains data on key economic and market trends. In addition, the Group’s Economic Analysis team monitors and provides information to the Board on current and prospective economic and market developments. Retail financial markets, such as the housing market, are a major focus for analysing current trends and potential developments.
          The Directors also receive regular briefings on market share for the Group’s major products and six-monthly competitor analyses.
     Wholesale market conditions are reviewed daily by the Group Treasurer and Head of Short Term Financing and presented monthly to the Asset & Liability Management Committee by way of an update. The tactical and strategic funding plans are updated, if necessary, with reference to current and expected market conditions.
>	Financial risk management

The Group’s risk management focuses on major areas of risk, namely credit risk, market risk, liquidity risk, and operational risk. The Risk Management Report contained in the Annual Report and Accounts sets out in detail how the Group manages these risks.

>	Financial adaptability

The Directors also consider the ability of the Group to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. Such financial adaptability mitigates the areas of financial risk above in considering the appropriateness of the going concern presumption in relation to the Group. In determining the financial adaptability of the Group, the Directors have considered the ability of the Group to:
>	Obtain new sources of finance

Abbey minimises refinancing risk by sourcing funds from a variety of markets as appropriate and subject to consideration of the appropriate leverage ratio and funding mix for the Group, and in particular customer deposit levels and medium-term financing. Abbey actively manages its relationships with existing providers of funding and considers new sources of funds as and when they arise.
     Day-to-day sources of finance consist primarily of retail deposits. To the extent that wholesale funding is required, a variety of sources are usually available from a range of markets, including:
-	money markets: both unsecured (including interbank and customer deposits, and issuances of certificates of deposit and commercial paper) and secured (including repos in open market operations);

-	debt capital markets (including discrete bond issues and medium term notes);

-	mortgage-backed funding (including securitisation and covered bond issuances); and

-	capital instrument issuance (although primarily issued to maintain capital ratios).
In addition to day-to-day funding sources, Abbey has access to contingent sources from Central Banks, including the Bank of England, the US Federal Reserve and indirectly the European Central Bank. Abbey ensures that it has access to these contingent facilities as part of its prudent liquidity risk management. See the “Risk Management” section of the Annual Report and Accounts for further details on Liquidity Risk Management.
     Abbey minimises reliance on any one market by maintaining a diverse funding base, and avoiding concentrations by maturity, currency and institutional type. It is expected that the next year will see a continuation of the systemic dislocation in the wholesale markets that was seen in 2008. However, Abbey is well positioned for the coming year given the acquisition of Bradford and Bingley plc’s deposits and the rationalisation of the balance sheet in the first half of 2008, leading to a reduction in short-term wholesale funding requirements. This is expected to continue as the balance sheet is further rationalised following the acquisition of Alliance and Leicester plc.
>	Obtain financial support from other group companies

For liquidity purposes, Abbey operates on a stand-alone basis. However, in case of stress conditions, Abbey would consult with its parent company, Banco Santander, S.A., about financial support.

>	Continue business by making limited reductions in the level of operations or by making use of alternative resources

Abbey maintains and regularly updates a Contingency Funding Plan to cover potential extreme scenarios. In addition, the 3-Year Plan is stressed, as part of the ICAAP process, to ensure Abbey can accommodate extreme scenarios and the impact this would have on the Plan and profits. In accommodating these extreme scenarios, various management levers would be utilised, including the encashment of certain liquid assets and a reduction in new business in Retail Banking and Corporate Banking.
After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Accounts.

Report of the Directors
Directors’ Report continued
Directors
The members of the Company’s board (the ‘Board’) at 31 December 2008 are named on pages 57 to 58. For each Director, the date of appointment is shown. As at 31 December 2008, the Board comprised a Chairman, four Executive Directors including the Chief Executive, and seven Non-Executive Directors. At the date of publication of this report, the Board comprises a Chairman, four Executive Directors, including the Chief Executive, and seven Non-Executive Directors. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy. The following Non-Executive Directors resigned on 21 October 2008: Miguel Bragança, Andrew Longhurst and Jorge Morán. In addition, on 25 February 2009 the Company announced that Executive Director, Nathan Bostock, would be leaving the Company on 1 June 2009.
     Non-Executive Directors have been appointed for an indefinite term (other than Jane Barker, Roy Brown, Rosemary Thorne and Keith Woodley, who have been appointed for a three-year term, after which their appointments may be extended upon mutual agreement). In accordance with the Company’s Articles of Association, all of the Directors shall retire from office and face re-election at every Annual General Meeting.
     When they were appointed, the appointments of António Horta-Osório, Juan Rodríguez Inciarte, José María Fuster and José María Carballo were all proposed by Banco Santander, S.A.. The Company may pay an Executive Director instead of allowing them to work during their notice period. One Executive Director’s service contract provides for specific benefits on termination of employment.
Committees of the Board
The Board maintains one standing committee, which operates within written terms of reference.
Audit and Risk Committee
Membership of the Audit and Risk Committee is restricted to Non-Executive Directors. The Audit and Risk Committee’s primary tasks are to review the scope of external and internal audit, to receive reports from the external auditors (currently Deloitte LLP) and the Chief Internal Auditor, and to review the preliminary results, interim information, annual financial statements and any other significant financial reports before they are presented to the Board, focusing in particular on accounting policies, compliance and areas of management judgement and estimates. The Audit and Risk Committee’s scope also includes risk management and oversight and the review of the procedures in place for employees to raise concerns about possible wrongdoing in financial reporting and other matters. For a further discussion of the risk-control responsibilities of the Audit and Risk Committee, see the Risk Management section on page 36.
     The Audit and Risk Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of the Group’s internal control and risk management systems and processes. The Audit and Risk Committee also conducts a review of the remit and reports of the Abbey and Banco Santander, S.A. internal audit functions, as well as their effectiveness, authority, resources and standing within Abbey and management’s response to their findings and recommendations. Abbey’s relationship with the external auditors and the experience and qualifications of the external auditors are monitored by the Audit and Risk Committee and external auditor’s audit plans and audit findings are reviewed by the Audit and Risk Committee. A framework for ensuring auditor independence has been adopted, which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments.
     The Audit and Risk Committee may make any recommendations to the Board as it sees fit and the Chairperson of the Audit and Risk Committee reports formally to the Board after each meeting. The Chairperson, Rosemary Thorne, has over 15 years of experience as Finance Director of FTSE 100 companies and was a member of the Financial Reporting Council, The Financial Reporting Review Panel and The Hundred Group of Finance Directors Main Committee. The Board has determined that Rosemary Thorne has the necessary qualifications and experience to qualify as an audit committee financial expert as defined for the purposes of the US Sarbanes-Oxley Act of 2002 and the Board considers that she is independent in accordance with Section 303A.02 of the New York Stock Exchange Corporate Governance Rules.
     The other members of the Audit and Risk Committee are Juan Rodríguez Inciarte, José María Carballo, Keith Woodley, Roy Brown and Jane Barker. Pursuant to SEC Rule 10A-3(c)(2), which provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the parent satisfies the requirement of SEC Rule 10A-3, the Company is exempt from the requirements of SEC Rule 10A-3. According to SEC Rule 10A-3(c)(2), additional listings of an issuer’s securities are exempt from the audit committee requirements if the issuer is already subject to them as a result of listing any class of securities on any market subject to SEC Rule 10A-3. This exemption extends to listings of non-equity securities by a direct or indirect subsidiary that is consolidated or at least 50% beneficially owned by a parent company, if the parent is subject to the requirements as a result of the listing of a class of its equity securities. Consequently, as applied to the current shareholding structure of the Company, (as the wholly-owned subsidiary of Banco Santander, S.A.), the Company is exempt from the audit committee requirements of SEC Rule 10A-3 since: (i) the Company is a wholly-owned subsidiary of Banco Santander, S.A., (ii) Banco Santander, S.A., has equity securities listed on the New York Stock Exchange and is therefore subject to SEC Rule 10A-3, and (iii) the Company does not have any equity securities listed on the New York Stock Exchange or any other national securities exchange in the United States of America.
Remuneration Committee
The Remuneration Committee was formally dissolved in 2007 following a review of its role within Abbey. Prior to this date, the Remuneration Committee was responsible for oversight of the remuneration of senior management within Abbey and its aim was to ensure that these arrangements supported Abbey’s business objectives. These responsibilities are now discharged by the Banco Santander, S.A. Appointments and Remuneration Committee.

Report of the Directors
Directors’ Report continued
Directors’ Remuneration (audited)

The aggregate remuneration received by the Directors of the Company in 2008 was:

£

Salaries and fees	2,946,081
Performance-related payments	5,672,908
Other taxable benefits	—

Total remuneration excluding pension contributions	8,618,989
Pension contributions	141,486
Compensation for loss of office	—

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Banco Santander, S.A. and Alliance & Leicester plc in respect of which no apportionment has been made.
Medium-Term Incentive Plan (audited)
Under the Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel and other nominated individuals were granted a conditional award of shares in Banco Santander, S.A.. Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of its parent company, Banco Santander, S.A. who served during the year.
     The amount of shares participants would receive at the end of the three-year period depended on the performance of Abbey in this period. The performance conditions were linked to Abbey’s three-year plan. Performance was measured in two ways, half of the award depended on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depended on the achievement of a revenue target for the 2007 financial year. Both performance conditions were achieved, resulting in a full award of shares to participants in March 2008.
Long-Term Incentive Plan (audited)
In 2008, two Executive Directors (2007: three) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan for a total fair value of £702,952 (2007: £1,444,058) based on the closing share price on 20 June 2008 of Euro 11.96 (2007: Euro 14.79). Under the Santander Long-Term Incentive Plans granted on 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. The amount of shares participants will receive throughout a three-year period (2007: a three-year period) depends on the performance of Banco Santander, S.A. during this period. All awards under the Santander Long-Term Incentive Plan will depend on Santander’s Total Shareholder Return and Earnings Per Share performance against a competitor benchmark group. Provided the performance conditions are met, 100% of the 2008 conditional award of shares will vest in 2011. 40% of the 2007 conditional award of shares will vest in July 2009 with the remaining 60% vesting in July 2010.
Remuneration of Highest Paid Director (audited)
In 2008, the remuneration, excluding pension contributions, of the highest paid Director was £3,563,784 (2007: £3,292,207) of which £2,742,908 (2007: £2,496,331) was performance related. There was no accrued pension benefit for the highest paid Director (2007: nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A.. A conditional award of shares was made to the highest paid Director under the Long-Term Incentive Plan during the year.
Retirement Benefits (audited)
Defined benefit pension plans are provided to certain of Abbey’s employees. See Note 36 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations. Retirement benefits are accruing for one director under a defined benefit scheme (2007: one) in respect of their qualifying services to Abbey.
     In July 2008, as part of the Group’s periodic review of its pension schemes, updated funding arrangements were agreed with the pension scheme Trustees of four schemes.
Non-Executive Directors (audited)
Fees were paid to Non-Executive Directors in 2008 totalling £390,710 (2007: £310,000); this amount is included above in the table of Directors’ remuneration and excludes emoluments received by Jane Barker and Roy Brown, which are shown aggregated in the Annual Report and Accounts of Alliance & Leicester plc.
Directors’ Interests and Related Party Transactions
In 2008, loans were made to two members of Abbey’s Key Management Personnel, with a principal amount of £647,199 outstanding at 31 December 2008. No Directors had any loans in 2008. See Notes 43 and 44 to the Consolidated Financial Statements included elsewhere in this Annual Report and Accounts for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with Abbey at 31 December 2008. Note 44 to the Consolidated Financial Statements also includes details of other related party transactions.
     In 2008, there were no other transactions, arrangements or agreements with the Group in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with Abbey at any time during the year.

Report of the Directors
Directors’ Report continued
No Director held any interest in the shares of any company within the Group at any time during the year and no Director exercised or was granted any rights to subscribe for shares in any company within the Group. During 2008, one Director exercised share options over shares in Banco Santander, S.A., the parent company of the Company (2007: none).
Third Party Indemnities
Since 2005, the Company has issued enhanced indemnities to its Directors and to directors of its subsidiaries and certain other companies against liabilities and associated costs which they could incur in the course of their duties for Abbey and those other companies. All of the indemnities remain in force as at the date of this Annual Report and Accounts. A copy of each of the indemnities is kept at the address shown on page 146.
Financial Risk Management Objectives
The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to price risk, credit risk, liquidity risk and cash-flow risk are outlined in the Risk Management Report on pages 36 to 56.
Pension Funds
The assets of the pension schemes are held separately from those of Abbey and are under the control of trustees.
     Three of the Abbey pension schemes have a common corporate trustee which, at 31 December 2008, had eight directors, comprising five Abbey appointed directors and three member-elected directors. The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2008 comprised three Abbey appointed directors, and three member-elected directors. The above four pension schemes were, as at 31 December 2008, invested in a Common Investment Fund which has a corporate trustee, comprising four Abbey appointed directors and two scheme trustee appointed directors.
     As at 31 December 2008 the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by Abbey (two of whom are members) and two are elected by eligible members. In the case of the Scottish Provident Institution Staff Pension Fund, as at 31 December 2008 there were eight trustees, of whom five (one of whom is a member) are selected by Abbey and the remaining three are elected by eligible members.
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
     In July 2008, as part of the Group’s periodic review of its pension schemes, updated funding arrangements were agreed with the pension scheme trustees of four schemes. Further information is provided in Note 36 to the Consolidated Financial Statements.
Market Value of Land and Buildings
On the basis of a periodic review process, the estimated aggregate market value of the Group’s land and buildings was not significantly different from the fixed asset net book value of £93m, as disclosed in Note 23 to the Consolidated Financial Statements. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Group that exceeds the estimated market value, and the net book value is not impaired.
Disability
Abbey is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Disability Discrimination Act 1995 and 2005 throughout its business operations. Abbey has processes in place to help recruit, train, develop, retain and promote employees with disabilities and is committed to giving full and fair consideration to applications for employment made by disabled persons, and for continuing the employment of, and arranging appropriate training for, existing employees who have become disabled.
Employee Involvement

Employee share ownership
In recognition of the Banco Santander, S.A. acquisition of the Company, all employees were given 100 free shares in Banco Santander, S.A. on 15 February 2005. These shares were granted using a UK HM Revenue & Customs approved Share Incentive Plan (‘SIP’). The free shares will be held in trust on the employees’ behalf for a minimum of three years.
     In January 2006, Abbey introduced a Partnership Shares scheme, which also operates under the SIP umbrella. Employees are able to invest up to a maximum of £1,500 of pre-tax salary in Banco Santander, S.A. shares per tax year. These shares will be held in trust on the employees’ behalf.
     In recognition of the Banco Santander, S.A. 150th anniversary, all Abbey and Banco Santander, S.A. employees were given 100 free shares in Banco Santander, S.A. on 6 August 2007. These shares were granted under an existing SIP for Abbey employees and a new SIP was set up for UK-based Banco Santander, S.A. employees.

Report of the Directors
Directors’ Report continued
In response to employee feedback, and in support of the Human Resources strategy, Abbey introduced its first Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue and Customs approved Sharesave Scheme was launched in September 2008. Employees were given the option of saving between £5 and £250 per month for a three- or five-year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days of September 2008.
Communication
Abbey wants to involve and inform employees on matters that affect them. Abbey publishes a magazine every quarter for employees, and almost all employees have access to the Company intranet. Abbey also uses face-to-face communication, such as team meetings, regional roadshows and an annual staff convention. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect Abbey’s performance. Abbey considers employees’ opinions and asks for their views on a range of issues through regular company-wide surveys.
Consultation
Abbey has over 30 years of trade union recognition through a partnership agreement with Advance, the independent trade union that it recognises to act as the voice of Abbey employees. Advance is affiliated to the Trade Union Congress and operates from its own offices in Hertfordshire. Advance is involved in major Abbey initiatives, and the Company consults it on significant proposals within the business. Consultation takes place at both national and local levels. Abbey holds regular Joint Consultative and Negotiating Committee meetings to enable collaborative working and ensure that communication is open and two-way.
     On 29 September 2008, the Company acquired the retail deposits, branch network and related employees of Bradford & Bingley plc. Bradford & Bingley plc recognised the union UBAC (an independent trade union in accordance with the UK Trade Union and Labour Relations Act 1974) and UBAC’s recognition arrangements automatically transferred to the Company. The Company has worked closely with both UBAC and Advance since the acquisition, and agreement has been reached on pension provision, changes to redundancy terms and the contractual working hours for transferred employees. UBAC is currently progressing a Transfer of Engagement to Advance. This is effectively a merger of UBAC and Advance, which is subject to the endorsement by ballot of UBAC’s membership and certain other formalities required by the Certification Officer who oversees such mergers. The transfer is expected to complete by 30 June 2009.
Donations
The Abbey National Charitable Trust Limited (the ‘Trust’) supports disadvantaged people throughout the UK. In 2008, Abbey made total cash donations through the Trust of £2,528,747 (2007: £2,701,959) to a wide range of charities which predominantly support projects addressing education, finance and regeneration issues.
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
Policy and Practice on Payment of Creditors
It is Abbey’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions. Abbey’s practice on payment of creditors has been quantified under the terms of the UK Companies Act 1985 (Directors’ Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of the aggregate amounts owed to trade creditors at the end of the year to the aggregate amounts invoiced by suppliers during the year at 31 December 2008, trade creditor days for Abbey were 27 days (2007: 29 days).
Code of Ethics
Abbey is committed to maintaining high ethical standards — adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. Abbey’s policies in this regard are set out in ‘How we do business’. This document, which was established in 1999, and reviewed and updated by the Board in 2003, was the subject of a review in 2008 to separate the component parts into two dedicated sets of policies for the Company’s external and internal stakeholders. This has resulted in the creation of a dedicated Code of Conduct for employees, consistent with Banco Santander, S.A.’s General Code of Conduct. It is anticipated that the new policies will be launched during 2009, as part of the harmonisation of Human Resources policies across the Abbey businesses.
     The principles of the policies have not changed: staff are required to act at all times with the highest standards of business conduct in order to protect Abbey’s reputation and ensure a company culture which is free from any risk of corruption, compromise or conflicts of interest. The Core Principles outlined in the Code of Conduct state that employees must:
>	Abide by all relevant laws and regulations.

>	Act with integrity in all their business actions on Abbey’s behalf.

>	Not use their authority or office for personal gain.

>	Conduct business relationships in a transparent manner.

Report of the Directors
Directors’ Report continued
>	Reject all improper practices or dealings they may be exposed to.

>	Be individually responsible for keeping to the Code of Conduct.
Abbey’s ethical policies include ethical investment guidelines, which are an integral part of the risk management processes for investment decision making. Procedures are also in place for employees to follow if they feel that there has been a breach of our ethical policies. “How we do business” can be read in full on the Company’s website at www.aboutabbey.com>about>Our policies>How We Do Business.
     Abbey also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the US Sarbanes-Oxley Act of 2002. Amongst other things, the US Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. Abbey meets these requirements through the Code of Conduct, Abbey’s whistleblowing policy, the UK Financial Services Authority’s Principles for Businesses, and the UK Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the ‘Code of Ethics’), with which the Chief Executive and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the Financial Services Authority may want to know about. Abbey provides a copy of its “How we do business” policy to anyone, free of charge, on application to the address on page 146.
Disclosure Controls and Procedures (US Sarbanes-Oxley Act 2002)
Abbey evaluated with the participation of Abbey’s Chief Executive and Chief Financial Officer, the effectiveness of Abbey’s disclosure controls and procedures as of 31 December 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Abbey’s evaluation, the Chief Executive and the Chief Financial Officer concluded that, as of 31 December 2008, Abbey’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Abbey in the reports that Abbey files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Abbey’s management, including Abbey’s Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure. There has been no change in Abbey’s internal control over financial reporting during Abbey’s 2008 fiscal year that has materially affected, or is reasonably likely to materially affect Abbey’s internal controls over financial reporting.
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
     Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the Group. Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2008 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management believes that, as of 31 December 2008, the Group’s internal control over financial reporting is effective.
     Management excluded from its assessment the internal controls over financial reporting of Bradford & Bingley plc’s retail deposits, and branch network which were acquired in September 2008. At 31 December 2008, this business represented 1% and 10% of the Group’s total assets and total liabilities, respectively.
     This Annual Report and Accounts does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. The Company’s internal controls over financial reporting were not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the US Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report and Accounts.

Report of the Directors
Directors’ Report continued
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
This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the UK Companies Act 1985.
Statement of Directors’ Responsibilities
The Directors are responsible for preparing the Annual Report and Accounts including the financial statements in accordance with applicable law and regulations.
     Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (‘IAS’) Regulation to prepare the group financial statements under IFRS, as adopted by the European Union, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 1985 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare the Group financial statements in accordance with IFRS, as issued by the International Accounting Standards Board.
     The Directors acknowledge their responsibility to ensure the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss presented and that the management report, which is incorporated into this report, includes a fair review of the development and performance of the business and the position presented in these financial statements, together with a description of the principal risks and uncertainties they face.
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
The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the UK Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Auditors
Deloitte LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.
By order of the Board
Karen M. Fortunato
Company Secretary and Head of Legal
19 March 2009
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Report of the Directors
Supervision and Regulation
As a firm authorised by the UK Financial Services Authority, the Company is subject to UK financial services laws and regulations, which are discussed below. Recent significant regulatory developments which will affect Abbey are also highlighted below.
UK
In the UK, the Financial Services Authority is the single independent regulator for the regulation of deposit taking, investment business, mortgages and insurance. The UK Financial Services Authority was set up by the government and exercises statutory powers under the UK Financial Services and Markets Act 2000 (‘FSMA’). The Company, together with several of its subsidiaries, is authorised by the UK Financial Services Authority to carry on a range of regulated activities in the UK, which include mortgages, banking, insurance and investment business. The UK Financial Services Authority must adhere to four regulatory objectives, as prescribed in FSMA, which set out the parameters of regulation: market confidence; public awareness; the protection of consumers; and the reduction of financial crime. Based on these regulatory objectives, the UK Financial Services Authority has formulated an extensive handbook of rules and guidance to which authorised firms are subject.
     Banks, insurance companies and other financial institutions in the UK are subject to the UK Financial Services Compensation Scheme (the ‘FSCS’). The FSCS covers claims made against authorised firms (or any participating EEA firms) where they are unable, or likely to be unable, to pay claims against them. In relation to deposits, the FSCS provides cover for 100% of the first £50,000 of a claim, with £50,000 being the maximum amount payable per customer. In relation to investments, 100% of the first £30,000 can be claimed plus 90% of the next £20,000, with £48,000 being the maximum amount payable per customer. In relation to mortgage advice and arranging, the FSCS will pay 100% of the first £30,000 and 90% of the next £20,000, with £48,000 being the maximum amount payable per customer. The FSCS also extends (up to various amounts) to certain long term and general insurance contracts, including general insurance advice and arranging.
European Union
Abbey is directly affected by laws emanating from the European Union, primarily through directives that must be implemented by the UK as a Member State of the European Union.
Basel II
The new Basel II Accord replaces the 1988 Basel Capital Accord. The supervisory objective of the Basel II Accord is to promote safety and soundness in the financial system and require banks to maintain appropriate levels of capital to cover the risks inherent in their business model. Basel II is a supervisory framework for the risk and capital management of banks and is structured around three pillars. Pillar 1 specifies minimum capital requirements for banks and new methodologies for calculating risk weighted assets. Pillar 2 describes the supervisory review process and outlines the internal capital adequacy assessment process (‘ICAAP’) required by banks applying Pillar 1 methodologies. Pillar 3 requires disclosure of risk and capital information. Abbey’s capital and risk management disclosures are set out in Note 47 to the Consolidated Financial Statements on page 134.
     In the European Union, Basel II was implemented by the Capital Requirements Directive (‘CRD’) with effect from 1 January 2007. In the UK, the Financial Services Authority implemented the CRD by including it in UK Financial Services Authority rules. These new UK Financial Services Authority rules took effect from 1 January 2007. Transitional provisions meant that banks could continue to apply the Basel I calculations of risk weighted assets until 1 January 2008. From 1 January 2007 Abbey applied the Basel II regime to its capital resources and relied on the transitional provisions. From 1 January 2008, Abbey applied Basel II to its capital requirement calculations, its ICAAP and to the risk and capital disclosures made to the market. In addition, the UK Financial Services Authority approved Abbey’s application of the Retail Internal Ratings Based (‘Retail IRB’) and Advanced Internal Ratings Based (‘AIRB’) approaches to most of Abbey’s credit portfolios with effect from 1 January 2008.
Other Changes to Capital Adequacy and Liquidity Arrangements
On 8 October 2008, the UK Government announced a UK banking support scheme that addressed both capital and liquidity requirements of the UK banking industry. To fulfil its agreed commitment to this scheme, Banco Santander, S.A. subscribed for £1bn of Abbey National plc’s Core Tier 1 capital issued on 12 October 2008. This capital was, in turn, transferred to Alliance & Leicester plc in December 2008 as planned. As part of the UK Government’s banking support scheme, Abbey has participated in the UK Special Liquidity Scheme.
Other Regulatory Developments
     There are a number of other regulatory developments going through a consultation and implementation process which may have some effect on Abbey’s business. These include the FSCS arrangements, consumer credit regulations, financial stability, and conduct of business arrangements such as those resulting from the Payment Services Directive, Retail Distribution review, the UK Financial Services Authority reviews of deposit-taking regulation and Treating Customers Fairly.
     Following recent turmoil in money markets and credit markets, regulatory capital and liquidity supervisory arrangements and requirements are being reviewed by financial services supervisors and policy makers at a number of international and national forums. These reviews are expected to result in changes to the regulation of capital adequacy, the measurement of regulatory capital requirements and liquidity risk management and reporting. These changes may have some direct or indirect effect on Abbey’s business.

Financial Statements
Contents to Financial Statements

Financial Statements
71	Report of Independent Registered Public Accounting Firm — US opinion
72	Consolidated Income Statement for the years ended 31 December 2008, 2007 and 2006
73	Consolidated Balance Sheet as at 31 December 2008 and 2007
74	Consolidated Statement of Recognised Income and Expense for the years ended 31 December 2008, 2007 and 2006
74	Consolidated Cash Flow Statement for the years ended 31December 2008, 2007 and 2006
75	Company Balance Sheet as at 31 December 2008 and 2007
76	Company Statement of Recognised Income and Expense for the years ended 31 December 2008, 2007, and 2006
76	Company Cash Flow Statement for the years ended 31 December 2008, 2007 and 2006
77	Accounting Policies
96	Notes to the Financial Statements

This page is intentionally left blank

Financial Statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of Abbey National plc
We have audited the accompanying consolidated balance sheets of Abbey National plc, a wholly owned subsidiary of Banco Santander, S.A., and its subsidiary undertakings (together, ‘the Abbey National Group’) at 31 December 2008 and 2007, and the related consolidated statements of income, recognised income and expense, and cash flows for each of the three years in the period ended 31 December 2008 and related notes, including the information in pages 36 to 56 of the Form 20-F (together “the financial statements”). These financial statements are the responsibility of the Abbey National Group management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Abbey National Group at 31 December 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2008, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).
     As discussed in the accompanying accounting policy for cash and cash equivalents, in 2008 the Abbey National Group changed its accounting policy for determining which items are treated as cash equivalents in the statement of cash flows.
Deloitte LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
19 March 2009

Financial Statements
Consolidated Income Statement
For the years ended 31 December 2008, 2007 and 2006

		2008	2007	2006
	Notes	£m	£m	£m

Interest and similar income	2	7,915	7,043	5,644
Interest expense and similar charges	2	(6,143)	(5,544)	(4,416)

Net interest income		1,772	1,499	1,228

Fee and commission income	3	768	785	789
Fee and commission expense	3	(97)	(90)	(90)

Net fee and commission income		671	695	699

Dividend income		—	1	1
Net trading and other income	4	561	587	542

Total operating income		3,004	2,782	2,470

Administration expenses	5	(1,343)	(1,369)	(1,420)
Depreciation and amortisation	6	(202)	(205)	(215)

Total operating expenses excluding provisions and charges		(1,545)	(1,574)	(1,635)

Impairment losses on loans and advances	8	(348)	(344)	(344)
Provisions for other liabilities and charges		(17)	—	(63)

Total operating provisions and charges		(365)	(344)	(407)

Profit on continuing operations before tax		1,094	864	428
Tax on profit on continuing operations	9	(275)	(179)	(115)

Profit for the year from continuing operations		819	685	313
Loss for the year from discontinued operations	11	—	—	(245)

Profit for the year		819	685	68

Attributable to:
Equity holders of the parent		811	685	68
Minority interest		8	—	—

The Notes on pages 95 to 137 are an integral part of these Consolidated Financial Statements.

Financial Statements
Consolidated Balance Sheet
As at 31 December 2008 and 2007

		2008	2007
	Notes	£m	£m

Assets
Cash and balances at central banks	12	2,464	1,038
Trading assets	13	25,486	56,427
Derivative financial instruments	14	32,281	9,951
Financial assets designated at fair value	15	11,314	11,783
Loans and advances to banks	16	24,301	3,441
Loans and advances to customers	17	129,023	112,147
Available for sale securities	19	1,005	40
Macro hedge of interest rate risk		1,475	217
Investment in associated undertakings	21	735	29
Intangible assets	22	502	90
Property, plant and equipment	23	581	528
Operating lease assets	24	—	2,164
Current tax assets		195	197
Deferred tax assets	25	539	665
Other assets	26	1,841	906

Total assets		231,742	199,623

Liabilities
Deposits by banks	27	3,337	7,923
Deposits by customers	28	99,246	69,650
Derivative financial instruments	14	26,309	9,931
Trading liabilities	29	40,738	54,916
Financial liabilities designated at fair value	30	4,945	7,538
Debt securities in issue	31	41,178	35,712
Other borrowed funds	32	2,076	1,419
Subordinated liabilities	33	5,826	4,732
Other liabilities	34	1,770	2,337
Provisions	35	107	131
Current tax liabilities		517	369
Deferred tax liabilities	25	86	544
Retirement benefit obligations	36	796	979

Total liabilities		226,931	196,181

Equity
Share capital	38	1,148	148
Share premium account	38	1,857	1,857
Retained earnings	39	1,700	1,339

		4,705	3,344
Minority interest	39	106	98

Total shareholders equity		4,811	3,442

Total liabilities and equity		231,742	199,623

The Notes on pages 95 to 137 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 72 to 137 were approved and authorised for issue by the Board on 19 March 2009 and signed on its behalf by:
Nathan Bostock
Chief Financial Officer

Financial Statements
Consolidated Statement of Recognised Income and Expense
For the years ended 31 December 2008, 2007 and 2006

		2008	2007	2006
	Notes	£m	£m	£m

Actuarial (losses)/gains on defined benefit pension plans	36	(44)	(113)	219
Gains on available for sale securities	19	8	19	1
Gains on available for sale securities transferred to profit or loss on sale		—	(1)	—
Exchange differences on translation of foreign operations		28	(1)	(9)
Tax on items taken directly to equity		8	9	(66)

Net gain/(loss) recognised directly in equity		—	(87)	145
Profit for the year		819	685	68

Total recognised income and expense for the year		819	598	213

Attributable to:
Equity holders of the parent		811	598	213
Minority interest		8	—	—

Consolidated Cash Flow Statement
For the years ended 31 December 2008, 2007 and 2006

		2008	2007(1)	2006(1)
	Notes	£m	£m	£m

Net cash flow (used in)/from operating activities
Profit for the year		819	685	68
Adjustments for:
Non cash items included in net profit		1,297	1,307	1,125
Change in operating assets		(40,978)	(12,411)	(9,636)
Change in operating liabilities		8,135	696	10,130
Income taxes received/(paid)		43	(5)	(60)
Effects of exchange rate differences		8,569	396	(1,196)

Net cash flow (used in)/from operating activities	40	(22,115)	(9,332)	431

Net cash flows from/(used in) investing activities
Acquisition of businesses, net of cash acquired	40	18,001	—	—
Dividends received from associates		2	—	3
Investment in associates		(708)	(8)	(1)
Disposal of subsidiaries, net of cash disposed	40	1,605	5	(365)
Disposal of non-controlling interest in subsidiaries		—	203	—
Purchase of tangible and intangible fixed assets		(278)	(407)	(230)
Proceeds from sale of tangible and intangible fixed assets		15	8	5
Purchase of non-trading securities		(1,222)	—	(9)
Proceeds from sale of non-trading securities		290	3	—

Net cash flow from/(used in) investing activities		17,705	(196)	(597)

Net cash flow (used in)/from financing activities
Issue of ordinary share capital		1,000	—	—
Issue of loan capital		—	13,363	10,778
Repayment of loan capital		(7,787)	(8,587)	(8,813)
Dividends paid		(595)	—	(207)

Net cash flow (used in)/from financing activities		(7,382)	4,776	1,758

Net (decrease)/increase in cash and cash equivalents		(11,792)	(4,752)	1,592

Cash and cash equivalents at beginning of the year		34,056	39,082	40,359
Effects of exchange rate changes on cash and cash equivalents		3,042	(274)	(2,869)

Cash and cash equivalents at the end of the year	40	25,306	34,056	39,082

(1)	Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 85.
The Notes on pages 95 to 137 are an integral part of these Consolidated Financial Statements.

Financial Statements
Company Balance Sheet
As at 31 December 2008 and 2007

		2008	2007
	Notes	£m	£m

Assets
Cash and balances at central banks	12	2,456	1,032
Derivative financial instruments	14	2,735	689
Financial assets designated at fair value	15	47,525	7,500
Loans and advances to banks	16	116,486	40,685
Loans and advances to customers	17	123,319	110,976
Available for sale securities	19	25	28
Investment in associated undertakings	21	741	33
Investment in subsidiary undertakings	20	5,222	5,053
Intangible assets	22	406	—
Property, plant and equipment	23	569	501
Current tax asset		194	190
Deferred tax assets	25	458	620
Other assets	26	990	686

Total assets		301,126	167,993

Liabilities
Deposits by banks	27	124,846	59,798
Deposits by customers	28	155,466	95,687
Derivative financial instruments	14	5,393	1,051
Trading liabilities	29	739	—
Debt securities in issue	31	—	—
Other borrowed funds	32	905	834
Subordinated liabilities	33	7,030	5,352
Macro hedge of interest rate risk		—	3
Other liabilities	34	1,283	1,452
Provisions	35	99	100
Current tax liabilities		128	137
Deferred tax liabilities	25	6	6
Retirement benefit obligations	36	797	982

Total liabilities		296,692	165,402

Equity
Share capital	38	1,148	148
Share premium account	38	1,857	1,857
Retained earnings	39	1,429	586

Total shareholders equity		4,434	2,591

Total liabilities and equity		301,126	167,993

The Notes on pages 95 to 137 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 72 to 137 were approved and authorised for issue by the Board on 19 March 2009 and signed on its behalf by:
Nathan Bostock
Chief Financial Officer

Financial Statements
Company Statement of Recognised Income and Expense
For the years ended 31 December 2008, 2007 and 2006

		2008	2007	2006
	Notes	£m	£m	£m

Actuarial (losses)/gains on defined benefit pension plans	36	(43)	(116)	180
(Losses)/gains on available for sale securities	19	(4)	18	—
Gains on available for sale securities transferred to profit or loss on sale		—	(1)	—
Tax on items taken directly to equity		12	10	(54)

Net (loss)/gain recognised directly in equity		(35)	(89)	126
Profit/(loss) for the year		1,328	351	(128)

		1,293	262	(2)

Attributable to:
Equity holders of the parent		1,293	262	(2)

Company Cash Flow Statement
For the years ended 31 December 2008, 2007 and 2006

		2008	2007(1)	2006(1)
	Notes	£m	£m	£m

Net cash flow from/(used in) operating activities
Profit/(loss) for the year		1,328	351	(128)
Adjustments for:
Non cash items included in net profit		2,038	446	251
Change in operating assets		(80,636)	(8,761)	(19,662)
Change in operating liabilities		128,109	13,865	13,733
Income taxes received/(paid)		80	48	56
Effects of exchange rate differences		897	—	(108)

Net cash flow from/(used in) operating activities	40	51,816	5,949	(5,858)

Cash flows (used in)/from investing activities
Increase in investment in subsidiaries		(598)	(418)	(54)
Investment in associates		(708)	(8)	(1)
Disposal of subsidiaries, net of cash disposed		111	415	3,751
Disposal of non-controlling interest in subsidiary		—	203	—
Pre-acquisition dividends		—	—	197
Purchase of tangible and intangible fixed assets		(174)	(181)	(179)
Proceeds from sale of tangible and intangible fixed assets		11	—	3
Purchase of non-trading securities		(9)	—	(9)
Proceeds from sale and redemption of non-dealing securities		8	3	269

Net cash flow (used in)/from investing activities		(1,359)	14	3,977

Cash flows from/(used in) financing activities
Issue of ordinary share capital		1,000	—	—
Issue of loan capital		—	65	—
Repayment of loan capital		(253)	(641)	(1,032)
Dividends paid		(595)	—	(207)

Net cash flows from/(used in) financing activities		152	(576)	(1,239)

Net increase/(decrease) in cash and cash equivalents		50,609	5,387	(3,120)

Cash and cash equivalents at beginning of the year		10,594	5,207	8,327
Effects of exchange rate changes on cash and cash equivalents		—	—	—

Cash and cash equivalents at the end of the year	40	61,203	10,594	5,207

(1)	Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 85.
The Notes on pages 95 to 137 are an integral part of these Consolidated Financial Statements.

Financial Statements
Accounting Policies
International Financial Reporting Standards
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as approved by the International Accounting Standards Board (‘IASB’), and interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that, under European Regulations, are effective and available for early adoption at the Group’s reporting date. Abbey National plc (the ‘Company’) and its subsidiaries (together the ‘Group’) has complied with IFRS as issued by the IASB in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union.
     Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the ‘Risk Management’ section on pages 36 to 56 which form part of these Consolidated Financial Statements.
Recent developments
In 2008, the Group adopted the following new or revised IFRS:
a)	IFRIC 14 ‘IAS 19 — The Asset Ceiling’ — On 5 July 2007 IFRIC issued IFRIC 14 which clarifies the effect of minimum funding requirements on the recognition of a defined benefit asset. The adoption of IFRIC 14 did not have a material impact on the Group’s profit or loss or financial position.

b)	IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ — On 13 October 2008, the IASB issued amendments to IAS 39 and IFRS 7 regarding the reclassification of financial instruments. The changes to IAS 39 permit an entity to reclassify, in limited circumstances, certain non-derivative financial assets out of the ‘fair value through profit and loss’ and ‘available-for-sale’ categories into ‘loans and receivables’, ‘available-for-sale’ and ‘held to maturity’. In addition, the amendments to IFRS 7 require expanded disclosures about these assets. The amendments became effective on 1 July 2008. The adoption of the amendments to IAS 39 and IFRS 7 had no impact on the Group’s profit or loss or financial position, because the Group did not reclassify any of its financial instruments in 2008.
In addition, the Group applied IFRIC 11 ‘IFRS 2 — Group and Treasury Share Transactions’. On 30 November 2006 IFRIC issued IFRIC 11 which requires that treasury share transactions are treated as equity-settled, and share-based payments involving equity instruments of the parent should be treated as equity-settled where the obligation is from the parent to the employee and cash-settled when the obligation is from the subsidiary to the employee. This is consistent with the Group’s previous practice and therefore the application of IFRIC 11 did not have a material impact on the Group’s profit or loss or financial position.
Future developments
The Group has not yet adopted the following new or revised IFRS or IFRIC interpretations, which have been issued but which are not yet effective for the Group:
a)	IAS 23 ‘Borrowing Costs’ — On 29 March 2007, the IASB issued an amendment to IAS 23 ‘Borrowing costs’ which removes the option to expense borrowing costs incurred during the acquisition, construction or production of a qualifying asset. The Group does not expect the adoption of the amendment to IAS 23 to have a material impact on the Group’s profit or loss or financial position. The amendment to IAS 23 is effective for periods beginning on or after 1 January 2009.

b)	IAS 1 ‘Presentation of Financial Statements’ — On 6 September 2007, the IASB issued an amendment to IAS 1 ‘Presentation of Financial Statements’ which changes the way in which non-owner changes in equity are required to be presented. It also changes the titles of primary financial statements as they will be referred to in IFRS but does not require that these be renamed in an entity’s financial statements. The Group does not expect the adoption of the amendment to IAS 1 to have an impact on the financial statements. The amendment to IAS 1 is effective for periods beginning on or after 1 January 2009.

c)	IFRS 3 ‘Business Combinations’ — On 10 January 2008, the IASB issued an amendment to IFRS 3 ‘Business Combinations’ which clarifies and changes certain elements of accounting for a business combination, including measurement of contingent consideration, step acquisition and intangible assets and also widens the scope of this standard. There are also associated amendments to IAS 27, IAS 28 and IAS 31. The amendment to IFRS 3 is effective for periods beginning on or after 1 July 2009.
Basis of preparation
The Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, and on the going concern basis as disclosed in the Directors’ statement of going concern set out in the Directors’ Report on pages 60 and 61.

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
     Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus directly attributable acquisition costs. The excess of the cost of acquisition over the fair value of the tangible and intangible net assets of the subsidiary acquired is recorded as goodwill. Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies which, because of commercial considerations, have various accounting reference dates. The Financial Statements of these subsidiaries have been consolidated on the basis of interim Financial Statements for the period to 31 December.
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
     Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
     The amount of exchange rate differences recognised in profit or loss on items not at fair value through profit and loss was £5,850m charge (2007: £505m charge, 2006: £1,383m income). This was offset by income/charges on items held at fair value.
Revenue recognition
(a) Interest income and expense
Income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables or available-for-sale, interest expense on liabilities classified at amortised cost and interest income and expense on hedging derivatives are recognised in interest and similar income and interest and similar expense in the income statement.

Financial Statements
Accounting Policies continued
(b) Fee and commissions income
Fees and commissions that are not an integral part of the effective interest rate are recognised when the service has been provided. For retail products, fee and commission income consists principally of collection services fees, commission on foreign currencies, and fees for non-banking financial products. Revenue from these income streams are recognised as earned when the service is provided.
     Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for private banking, financial planning and custody services that are continuously provided over an extended period of time.
(c) Dividend income
Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.
(d) Net trading and other income
Net trading and other income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends. It also includes income from operating lease assets, and profits/(losses) on the sales of fixed assets and subsidiary undertakings.
(e) Financial assets and liabilities held at fair value through profit or loss
Financial assets and liabilities held for trading, and financial assets and financial liabilities designated as fair value through profit or loss are recorded at fair value. Changes in fair value of trading assets and liabilities including trading derivatives are recognised in the income statement as net trading and other income together with dividends and interest receivable and payable. Changes in fair value of assets and liabilities designated as fair value through profit or loss are recognised in net trading and other income together with dividends, interest receivable and payable and changes in fair value of derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a designated hedging relationship are recognised in net trading and other income along with the fair value of the hedged item.
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
     The liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every year. The Group is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity closest to the terms of the related liability adjusted where necessary to match those terms. The Group’s consolidated income statement includes the current service cost of providing pension benefits, the expected return on schemes’ assets net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are taken directly to reserves and recognised in the statement of recognised income and expense. Past-service costs are charged immediately to the income statement, unless the changes are conditional on the employees remaining in service for a specified period of time, known as the vesting period. In this case, the past-service costs are amortised on a straight-line basis over the average period until the benefits become vested.
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

Financial Statements
Accounting Policies continued
Share-based payments
The Group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Group’s parent, Banco Santander, S.A. are purchased in the open market by the Group (for the Executive Share Option Scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan) or are purchased by Banco Santander, S.A. or another group company (for awards granted under the Long Term Incentive Plan) to satisfy share options as they vest. The Executive Share Option scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan are accounted for as cash-settled share-based payment transactions. Awards granted under the Long Term Incentive Scheme are accounted for as equity-settled share-based payment transactions. Prior to the acquisition of Abbey National plc by Banco Santander, S.A., share options were satisfied by issue of new Abbey National plc shares. These options were accounted for as equity settled share-based payments. The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant and then subsequently at each reporting date. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement within administration expenses, over the period that the services are received, which is the vesting period. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments. A liability equal to the amount to be reimbursed to Banco Santander, S.A. is recognised at the current fair value determined at the grant date for equity-settled share based payments. The fair value of the options granted under the Executive Share Option scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the option, the dividend growth rate and other relevant factors.
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
Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in Intangible assets. Goodwill on acquisitions of associates is included as part of Investment in associates. Goodwill is tested for impairment at each balance sheet date, or more frequently when events or changes in circumstances dictate, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.
     Other intangible assets are recognised if they arise from contracted or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over the useful economic life of the assets in question, which ranges from 9 to 20 years. Other intangible assets are reviewed annually for impairment indicators and tested for impairment where indicators are present.
     Software development costs are capitalised when they are associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Costs associated with maintaining software programmes are expensed as incurred.
Property, plant and equipment
Property, plant and equipment include owner-occupied properties, office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred.

Financial Statements
Accounting Policies continued
Software development costs are capitalised when they are associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. Internally developed software meeting these criteria and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware. Costs associated with maintaining software programmes are expensed as incurred. Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 10 years
Computer software	3 to 7 years

Depreciation is not charged on freehold land and assets under construction.
Financial assets
The Group classifies its financial assets as: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. Management determines the classification of its investments at initial recognition. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The Group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition.
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
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market, and which are not classified as available-for-sale or fair value through profit or loss. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. Loans and receivables consist of loans and advances to banks and Loans and advances to customers are all classified as amortised cost.
(c) Available-for-sale
Available-for-sale investments are non-derivative financial investments that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest is determined using the effective interest method.
     Income on investments in equity shares and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership. Available-for-sale securities are classified as available-for-sale.

Financial Statements
Accounting Policies continued
(d) Held to maturity
Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. Were the Group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and reclassified as available-for-sale. The Group does not hold any held to maturity financial assets.
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
Sale and repurchase agreements (including stock borrowing and lending)
Securities sold subject to a linked repurchase agreement (‘repos’) are retained in the Financial Statements as trading assets and the counterparty liability is included in amounts ‘Deposits by banks’ or ‘Deposits by customers’ within trading liabilities as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are recorded as ‘Loans and advances to banks’ or ‘Loans and advances to customers’ within trading assets as appropriate. The difference between the sale and repurchase price is treated as trading income in the income statement. Securities lent to counterparties that are collateralised by cash are also retained in the balance sheet. Securities borrowing and lending transactions collateralised with other securities are not recognised in the balance sheet.
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

Financial Statements
Accounting Policies continued
The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; or when the hedged item matures or is sold or repaid. On discontinuance of hedge accounting amortisation of the adjustment to the hedged item is included in net trading and other income.
     The hedge adjustment for fair value hedges is classified in the balance sheet in the same category as the hedged item, unless it relates to a macro hedging relationship where the hedge adjustment is recognised as a macro hedge on the face of the balance sheet.
     For fair value hedges, changes in the fair value of the hedging instrument and hedged item are recognised in net trading and other income. Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item. Such gains and losses are recorded in current period earnings within net trading and other income. Gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness are also included in net trading and other income.
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
Impairment of financial assets
At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as available-for-sale or loans and receivables have become impaired. Evidence of impairment may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured to reduce the burden to the borrower.
(a) Financial assets carried at amortised cost
Impairment losses are assessed individually for the financial assets that are individually significant and individually or collectively for assets that are not individually significant. Balance sheet provisions are maintained at the level that management deems sufficient to absorb probable incurred losses in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified loans.
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

Financial Statements
Accounting Policies continued
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
The emergence period
This is the period which the Group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on the Group’s statistical analysis at 31 December 2008, the emergence period was two to three months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.
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
     Recoveries of loan losses are not included in the loan loss allowance, but are taken to income and offset against charges for loan losses. Loan loss recoveries are classified in the income statement as Impairment losses on loans and advances.
(b) Available-for-sale financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from equity and recognised in the income statement.
     If in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.
Impairment of non-financial assets
At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment and intangible assets (including goodwill) are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis.
     The carrying values of fixed assets and goodwill are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. Impairment of a cash generating unit is allocated first to goodwill and then to other assets held within the unit on a pro-rata basis. An impairment loss recognised in an interim period is not reversed at the balance sheet date. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.
Leases
The Group as lessor — Operating lease assets are recorded at deemed cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset.

Financial Statements
Accounting Policies continued
The Group as lessee — The Group enters into operating leases for the rental of equipment or real estate. Payments made under such leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.
     If the lease agreement transfers the risk and rewards of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the lower of the estimated useful life and the life of the lease. The corresponding rental obligations are recorded as borrowings. The aggregate benefit of incentives, if any, is recognised as a reduction of rental expense over the lease term on a straight-line basis.
Income taxes, including deferred taxes
The tax expense represents the sum of the income tax currently payable and deferred income tax.
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
Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks, and short-term investments in securities.
     In 2008, the Group voluntarily changed its accounting policy for cash equivalents to exclude liabilities from its determination of cash equivalents. The Group believes that this new policy is preferable because it provides for consistency with industry practice. The Group considers this a change in accounting policy to be applied retrospectively as required by IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. As a result, the Group and the Company cash flow statements for 2007 and 2006 on pages 74 and 76 have been amended to reclassify £(1,481)m and £(13,517)m respectively for the Group and £10,526m and £(3,013)m respectively for the Company between Net cash flow from/(used in) operating activities (‘Net (decrease)/increase in operating liabilities’) and Cash and cash equivalents (‘Net trading other cash equivalents’ and ‘Net non trading other cash equivalents’ in the Group and the Company, respectively). There was no impact on the income statements or balance sheets of any period or as at any date presented.
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
     In certain circumstances financial liabilities other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis, or where a financial liability contains one or more embedded derivatives which are not closely related to the host contract. These liabilities are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement. All other financial liabilities are initially recognised at fair value net of transaction costs incurred. They are subsequently stated at amortised cost and the redemption value recognised in the income statement over the period of the liability using the effective interest method.

Financial Statements
Accounting Policies continued
Derivative financial instruments, Trading liabilities and Financial liabilities designated at fair value are classified as fair value through profit or loss. Deposits by banks, Deposits by customers, Debt securities in issue (unless designated at fair value), Other borrowed funds and Subordinated liabilities are classified as amortised cost.
Borrowings
Borrowings, including subordinated liabilities, are recognised initially at fair value, being the proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value dependent on designation at initial recognition.
     Preference shares which carry a contractual obligation to transfer economic benefits are classified as other financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.
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
Financial guarantee contracts
The Group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as a provision as described in the Accounting Policies above.
Dividends
Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.
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

Financial Statements
Accounting Policies continued
The Group considers accounting estimates related to provisions for loans and advances ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Group’s estimated losses (as reflected in the provisions) and actual losses would require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.
     Provisions for loans and advances, less amounts released and recoveries of amounts written off in previous years are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The provisions are deducted from the ‘Loans and advances to banks’ and the ‘Loans and advances to customers’ line items on the balance sheet. If the Group believes that additions to the provisions for such credit losses are required, then the Group records additional provisions for credit losses, which would be treated as a charge in the line item ‘Impairment losses on loans and advances’ in the income statement. The Consolidated Financial Statements for the year ended 31 December 2008 include a net provision charge (i.e. after recoveries) for loans and advances in connection with retail lending for an amount equal to £348m. This provision charge was broadly unchanged from the previous year, reflecting improved credit quality and a continued reduction in the size of the unsecured personal lending book, offset by a further general deterioration in economic conditions affecting the mortgage portfolio provision. In calculating the retail lending provisions, principally within the Retail Banking segment, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook relative to historic experience. Had management used different assumptions regarding the current economic outlook, a larger or smaller provision for loans and advances would have resulted principally in the Retail Banking segment that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2008. Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the provision charge for loans and advances principally in the Retail Banking segment could have decreased in 2008 from an actual provision charge of £348m (2007: £344m, 2006: £344m) by up to £78m (2007: £163m, 2006: £52m), with a potential corresponding increase in the Group’s profit before tax on continuing operations in 2008 of up to 7% (2007: 19%, 2006: 12%), or increased by up to £66m (2007: £52m, 2006: £6m), with a potential corresponding decrease in the Group’s profit before tax on continuing operations in 2008 of up to 6% (2007: 6%, 2006: 1%).
     The actual provision charge of £348m (2007: £344m, 2006: £344m) in 2008 was based on what management estimated to be the most probable economic outlook within the range of reasonably possible assumptions.
(b) Valuation of financial instruments
Financial instruments that are classified at fair value through profit or loss (‘FVTPL’), including those held for trading purposes, or available-for-sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
Initial measurement
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include significant data from observable markets. Any difference between the transaction price and the value based on a valuation technique where the inputs are not based on data from observable current markets is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.
Subsequent measurement
Fair value hierarchy
The Group applies the following fair value hierarchy that prioritises the inputs to valuation techniques used in measuring fair value. The hierarchy establishes three categories for valuing Financial Instruments, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three categories are: quoted prices in active markets (Level 1), internal models based on observable market data (Level 2) and internal models based on other than observable market data (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability.

Financial Statements
Accounting Policies continued
The Group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date. Level 1 measurements include equity securities, debt securities, exchange traded derivatives and short positions in securities.

Level 2:	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements include loans and advances to banks, loans and advances to customers, debt securities, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, deposits by banks, deposits by customers, and debt securities in issue.

Level 3:	Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 measurements include equity securities, exchange rate derivative, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.
The Group assesses active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument. The Group assesses active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity. The Group assesses active markets for exchange traded derivatives based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument. Market activity and liquidity is discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day. This information, together with the observation of active trading and the magnitude of the bid-offer spreads allow consideration of the liquidity of a financial instrument. All underlying assets and liabilities are reviewed to consider the appropriate adjustment to mark the mid price reported in the trading systems to a realisable value. This process takes into account the liquidity of the position in the size of the adjustment required. These liquidity adjustments are presented and discussed at the monthly Risk Forum.
     In determining the appropriate measurement levels, the Group performs regular analyses on the assets and liabilities. All underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid/offer spread is observable, this is tested against actual trades. If trades are not observed, the bid/offer spread is disregarded as a sign of liquidity and the position is regarded as illiquid.
     Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.
Financial instruments valued using observable market prices
If a quoted market price in an active market is available for an instrument, the fair value is calculated based on the market price.
Financial instruments valued using a valuation technique
In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed below.
     The Group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2008 and 2007.

Financial Statements
Accounting Policies continued
The following table summarises the fair values at 31 December 2008 and 2007 of the asset and liability classes accounted for at fair value, by the valuation methodology used by the Group to determine their fair value. The table also discloses the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:
At 31 December 2008

				Internal models based on
		Quoted prices in		market		other than market				Valuation
		active markets		observable data		observable data			Total	technique
Balance sheet category		£m	%	£m	%	£m	%	£m	%

Assets
Trading assets	Loans and advances to banks	—	—	4,947	7	—	—	4,947	7	A
	Loans and advances to customers	—	—	532	1	—	—	532	1	A
	Debt securities	16,801	25	—	—	—	—	16,801	25	-
	Equity securities	671	1	—	—	37	—	708	1	B

Derivative assets	Exchange rate contracts	—	—	8,598	13	5	—	8,603	13	A
	Interest rate contracts	232	—	20,672	31	—	—	20,904	31	A & C
	Equity & credit contracts	843	1	1,782	3	149	—	2,774	4	B

Financial assets at FVTPL	Loans and advances to customers	—	—	6,405	9	282	1	6,687	10	A
	Debt securities	—	—	280	1	4,347	6	4,627	7	A

Available-for-sale financial	Debt securities	970	1	—	—	—	—	970	1	-
Assets	Equity securities	10	—	25	—	—	—	35	—	B

Total assets at fair value		19,527	28	43,241	65	4,820	7	67,588	100

Liabilities
Trading liabilities	Deposits by banks	—	—	34,341	48	—	—	34,341	48	A
	Deposits by customers	—	—	4,622	6	—	—	4,622	6	A
	Short positions	751	1	—	—	—	—	751	1	-
	Debt securities in issue	—	—	1,024	1	—	—	1,024	1	A

Derivative liabilities	Exchange rate contracts	—	—	1,324	2	—	—	1,324	2	A
	Interest rate contracts	—	—	20,576	29	—	—	20,576	29	A & C
	Equity & credit contracts	803	1	3,437	5	169	—	4,409	6	B

Financial liabilities at FVTPL	Debt securities in issue	—	—	4,698	6	247	—	4,945	7	A

Total liabilities at fair value		1,554	2	70,022	97	416	1	71,992	100

At 31 December 2007

				Internal models based on
		Quoted prices in		market		other than market				Valuation
		active markets		observable data		observable data			Total	technique
Balance sheet category		£m	%	£m	%	£m	%	£m	%

Assets
Trading assets	Loans and advances to banks	—	—	8,847	12	—	—	8,847	12	A
	Loans and advances to customers	—	—	17,255	22	—	—	17,255	22	A
	Debt securities	19,118	24	9,713	13	—	—	28,831	37	A
	Equity securities	1,494	2	—	—	—	—	1,494	2	—

Derivative assets	Exchange rate contracts	—	—	1,072	1	—	—	1,072	1	A
	Interest rate contracts	88	—	6,368	8	—	—	6,456	8	A & C
	Equity & credit contracts	523	1	1,782	2	118	—	2,423	3	B

Financial assets at FVTPL	Loans and advances to customers	—	—	5,575	7	126	—	5,701	7	A
	Debt securities	—	—	1,693	2	4,389	6	6,082	8	A

Available-for-sale financial	Debt securities	—	—	8	—	—	—	8	—	A
Assets	Equity securities	12	—	20	—	—	—	32	—	B

Total assets at fair value		21,235	27	52,333	67	4,633	6	78,201	100

Liabilities
Trading liabilities	Deposits by banks	—	—	19,632	27	—	—	19,632	27	A
	Deposits by customers	—	—	20,498	28	—	—	20,498	28	A
	Short positions	2,252	3	—	—	—	—	2,252	3	—
	Debt securities in issue	—	—	12,534	17	—	—	12,534	17	A

Derivative liabilities	Exchange rate contracts	—	—	1,083	1	—	—	1,083	1	A
	Interest rate contracts	—	—	6,626	9	—	—	6,626	9	A & C
	Equity & credit contracts	216	1	1,858	3	148	—	2,222	4	B

Financial liabilities at FVTPL	Debt securities in issue	—	—	7,262	10	276	1	7,538	11	A

Total liabilities at fair value		2,468	4	69,493	95	424	1	72,385	100

Financial Statements
Accounting Policies continued
Valuation techniques
The main valuation techniques employed in the Group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2008 and 2007 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data.
A	In the valuation of financial instruments requiring static hedging (for example interest rate and currency derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments.

B	In the valuation of equity financial instrument requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs are used in these models to generate variables such as the bid-offer spread, foreign currency exchange rates, credit risk, volatility, correlation between indices and market liquidity as appropriate. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality.

C	In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Markov functional model (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality, and the specific credit spread for that instrument.
In determining fair value, the Group also considers both the credit risk of its counterparties, as well as its own creditworthiness. The Group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Group generally calculates the credit risk adjustment for derivatives on observable credit data.
     Credit risk is measured using dynamic models that calculate the probability and potential future exposure given default. The main inputs used in these models are generally data relating to individual issuers in the portfolio and correlations thereto. The main inputs used in determining the underlying cost of credit for credit risk derivatives are quoted credit spreads and the correlation between individual issuers’ quoted credit derivatives.
     Residential property derivative contracts, where the underlying is a specific property, are referenced to regional property indices for valuation. The indexing of the contracts is appropriate due to the number and wide geographical dispersion of the portfolio. In these circumstances, an adjustment to fair value is made to take account of specific risk against the index. Illiquid commercial property assets are written down with reference to actual and anticipated declines in the commercial property index to reflect a realistic estimate of realisable value.
     Broker quotes and external consensus market data are used for determining the fair values of some items in the trading portfolio, or designated at fair value through profit or loss. All derivatives pricing models are validated independently by the Quantitative Risk Group (‘QRG’). A validation report is produced for each model-derived payment that assesses the mathematical assumptions behind the model and the implementation of the model and its integration within the trading system. Where there is observable market data the models calibrate to market. Where pricing data is unobservable then the input parameters are regularly reviewed by QRG. The source of pricing data is considered as part of the process that determines the classification of the level of a financial instrument.
     The Group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the Group believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Group’s credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives contracts. The Group has not realised any profit or loss on revaluing fair values of derivatives to reflect its own creditworthiness. If the Group had reflected such adjustments it would not have had a material impact on the valuations.
     The fair values of the financial instruments arising from the Group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. The main assumptions taken into account when internal models use information other than market data can be found in the table below.

Financial Statements
Accounting Policies continued
In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.
The estimates thus obtained could vary if other valuation methods or assumptions were used. The Group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.
Internal models based on information other than market data
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

		Balance sheet value		Amount recognised in income
		31	31	31	31
		December	December	December	December
		2008	2007	2008	2007
Instrument	Valuation technique	£m	£m	£m	£m

1. Trading assets - Equity securities	These unit trusts are valued using Net Asset Values, which are regular third party asset valuations, with an adjustment for the estimated discount to asset value inherent in current similar market prices, reflecting the specific asset characteristics and degree of leverage in each unit trust.	37	—	16	—

2. Derivative assets - Exchange rate contracts	These derivatives are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	5	—	5	4

3. Derivative assets - Equity and credit contracts	These property derivatives are valued using a valuation model with Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality as inputs to derive valuations.	77	98	3	17

4. Derivative assets - Equity and credit contracts	These property derivatives are valued using a valuation model with HPI spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations.	72	20	91	11

5. FVTPL - Loans and advances to customers	These loans are valued using a valuation model with HPI spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations.	282	126	121	12

6. FVTPL - Debt securities	These debt securities are valued using a valuation model with HPI spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations.	265	268	1	33

7. FVTPL - Debt securities	These prime mortgage backed securities (almost all of which are AAA rated, and issued by Santander entities) are valued using a valuation model with reference to the most relevant generic curve from a consensus pricing service, and an assumption with respect to the specific credit spread for that instrument as inputs to derive valuations.	4,082	4,121	(328)	(72)

8. Derivative liabilities - Equity and credit contracts	These derivatives are valued using a valuation model with HPI spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations.	(169)	(148)	(94)	(14)

9. FVTPL - Debt securities in issue	These debt securities in issue are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	(247)	(276)	(5)	(4)

Total assets		4,820	4,633	—	—

Total liabilities		(416)	(424)	—	—

Total income/(expense)		—	—	(190)	(13)

In all instances, risk control teams review positions to assess a realistic realisable value for the position and develop a methodology for any adjustment to fair value which marks the position to that value using information relevant to that asset. Consideration is given to the quality of the information available that provides the current mark-to-model valuation and estimates of how different these valuations could be on an actual trade, taking into consideration how active the market is. For spot assets that cannot be sold due to illiquidity, forward estimates are discounted to provide an estimate of a realisable value over time. All adjustments for illiquid positions are regularly reviewed to reflect changing market conditions.

Financial Statements
Accounting Policies continued
Financial instrument assets and liabilities at 31 December 2008
Financial instrument assets valued using internal models based on information other than market data were 7% (2007: 6%) of total assets measured at fair value and 2% (2007: 2%) of total assets at 31 December 2008.
     Financial instrument assets valued using internal models based on information other than market data increased £187m in 2008 principally due to exchange rate movements on euro-denominated investments. During 2008, there were no acquisitions or sales of financial instrument assets valued using internal models based on information other than market data.
     Financial instrument liabilities valued using internal models based on information other than market data were 1% (2007: 1%) of total liabilities measured at fair value and 0.2% (2007: 0.2%) of total liabilities at 31 December 2008. During 2008, there were no redemptions or transfers of financial instrument liabilities valued using internal models based on information other than market data.
Gains and losses for the year ended 31 December 2008
The value of the prime securities classified as FVTPL — Debt securities (Instrument 7) decreased due to an increase in credit spreads reflecting a general lack of demand for asset-backed and mortgage-backed securities, exacerbated by the collapse of wholesale funding activity which led to a significant decline in wider asset demand. The Group believes that the fair values of these instruments have diverged materially from the amounts it currently anticipates realising on maturity, because the mortgages underlying these securities continue to perform adequately.
     The values of the HPI-related loans and advances to customers, debt securities and associated derivatives declined due to a further lack of market liquidity.
     The terms of the instruments presented as FVTPL — debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 2) are fully matched. The movement in these financial instruments reflects changes in foreign exchange rates and interest rates.
     The Group risk manages the unit trusts using derivative positions valued using quoted prices in active markets, or internal models based on observable market data. The effects of these risk management activities are not reflected in the gains and losses included in the table above.
Gains and losses for the year ended 31 December 2007
The value of the prime securities classified as FVTPL — Debt securities (Instrument 7) decreased due to an increase in credit spreads reflecting reduced demand for asset-backed and mortgage-backed securities.
     The values of the HPI-related loans and advances to customers, debt securities and associated derivatives increased/(decreased) due to a lack of market liquidity.
     The terms of the instruments presented as FVTPL — debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 2) are fully matched. The movement in these financial instruments reflects changes in foreign exchange rates and interest rates.
Sensitivity analysis
The impacts of changes in the valuation inputs that are assumptions rather than observable, such as interest rates, foreign exchange rates, and the HPI spot rate, are shown below:

2008		Impact on profit or loss before tax for the period for instrument number:
		1	3	4	5	6	7	8
Input	Assumed change	£m	£m	£m	£m	£m	£m	£m

Discount to asset value	10%	7	n/a	n/a	n/a	n/a	n/a	n/a
HPI forward growth	1%	n/a	16	—	39	13	n/a	(11)
HPI volatility	1%	n/a	1	—	(6)	—	n/a	(1)
Mortality	1 year	n/a	—	n/a	(6)	—	n/a	n/a
Credit spread	100 basis points	n/a	n/a	n/a	n/a	n/a	90	n/a

2007		Impact on profit or loss before tax for the year for instrument number:
		1	3	4	5	6	7	8
Input	Assumed change	£m	£m	£m	£m	£m	£m	£m

HPI forward growth	1%	n/a	12	—	15	14	n/a	(12)
HPI volatility	1%	n/a	—	—	(2)	—	n/a	—
Mortality	1 year	n/a	(1)	n/a	(2)	—	n/a	n/a
Credit spread	100 basis points	n/a	n/a	n/a	n/a	n/a	110	n/a

No sensitivities are presented for the FVTPL — debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 2) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Financial Statements
Accounting Policies continued
Day One profits
The amount that has yet to be recognised in the income statement that relates to the difference between the transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows. This is calculated and reported on a portfolio basis:

	2008	2007	2006
	£m	£m	£m

At 1 January	45	18	32
Additions	12	27	—
Releases	(2)	—	(14)

At 31 December	55	45	18

The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a ‘critical accounting estimate’ because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
     Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are accounted for in the line item ‘Net trading and other income’ in the income statement and the ‘Trading assets’, ‘Financial assets designated at fair value’, ‘Trading liabilities’, ‘Financial liabilities designated at fair value’ and ‘Derivative financial instruments’ line items in the Group’s balance sheet.
     The Group trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2008. Due to the individual nature of these contracts, the Group does not believe generally it is appropriate to apply a global adjustment to management’s estimates, as it would not give a meaningful sensitivity with respect to financial instrument fair values based on data other than market prices. Sensitivities have been given with respect to key management estimates where they can be separately identified. Further information about sensitivities (including value-at-risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Report on page 48.
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
     The Group considers accounting estimates related to misselling provisions ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period per the three factors above, and (ii) any significant difference between the Group’s estimated losses as reflected in the provisions and actual losses would require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated losses are based on past claims uphold rates, past customer behaviour, and past average settlements, which are not necessarily an indication of future losses.
     Provisions for misselling are charged to the line item ‘Provisions for other liabilities and charges’ in the income statement. The provision is included in the ‘Provisions’ line item on the balance sheet. If the Group believes that additions to the misselling provision are required, then the Group records additional provisions, which would be treated as a charge in the line item ‘Provisions for other liabilities and charges’ in the income statement.
     The Consolidated Financial Statements for the year ended 31 December 2008 include a provision release for misselling in the Retail Banking segment for an amount equal to £40m (2007: £nil, 2006: charge of £61m). The balance sheet provision decreased from £95m in 2007 to £41m in 2008, reflecting settlement of claims principally relating to endowments, as well as a reduction in the provision requirement mainly in respect of insurance products. In calculating the misselling provision within the Retail Banking segment, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Had management used different assumptions regarding these factors, a larger or smaller provision for misselling would have resulted in the Retail Banking segment that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2008.

Financial Statements
Accounting Policies continued
Specifically, if management’s conclusions as to the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case were different, but within the range of what management deemed to be reasonably possible, the provision charge for misselling (excluding bank charges) in the Retail Banking segment could have decreased in 2008 by up to £8m (2007: £29m, 2006: £7m), with a potential corresponding increase in the Group’s profit on continuing operations before tax in 2008 of up to 1% (2007: 3%, 2006: 2%), or increased by up to £9m (2007: £19m, 2006: £40m), with a potential corresponding decrease in the Group’s profit on continuing operations before tax in 2008 of up to 1% (2007: 2%, 2006: 9%). The actual charge in 2008 was based on what management estimated to be the most probable number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case within the range of reasonably possible outcomes. With respect to the reimbursement of bank charges, the legal and regulatory position continues to evolve and remains unclear, as described in Note 37 Contingent liabilities and commitments. As a result, management remain unable to quantify reliably a meaningful sensitivity or range of possible outcomes.
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
     The Group considers accounting estimates related to pension provisions ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The Group’s assumptions principally about mortality, but also about price inflation, discount rates, pensions increases, and earnings growth are based on past experience and current economic trends, which are not necessarily an indication of future experience.
     Pension costs are charged to the line item Administration expenses in the income statement. The provision is included in the Retirement benefit obligations line item in the balance sheet. If the Group believes that increases to the pensions cost are required, then the Group records additional costs that would be treated as a charge in the line item Administration expenses in the income statement.
     The Consolidated Financial Statements for the year ended 31 December 2008 include current year service cost of £55m and a pension scheme deficit of £796m. The current year service cost of £55m (2007: £67m, 2006: £92m) and pension scheme deficit of £796m (2007: £979m, 2006: £1,034m) were reduced, reflecting reductions in scheme membership, salary reviews and changes in discount rates. In calculating the current year service cost and deficit, a range of outcomes was calculated based principally on management’s estimates regarding mortality, price inflation, discount rates, pensions increases, and earnings growth. Had management used different assumptions principally regarding mortality, but also price inflation, discount rate, pensions increases, and earnings growth, a larger or smaller charge for pension costs would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2008. Specifically, if management’s conclusions as to mortality, price inflation, discount rates, pensions increases, and earnings growth were different, but within the range of what management deemed to be reasonably possible conclusions, the charge for pension costs could have decreased in 2008 from an actual pension charge of £55m (2007: £67m, 2006: £92m) by up to £8m (2007: £13m, 2006: £8m), with a potential corresponding increase in the Group’s profit on continuing operations before tax in 2008 of up to 1% (2007: 2%, 2006: 2%), or increased by up to £8m (2007: £7m, 2006: £11m), with a potential corresponding decrease in the Group’s profit on continuing operations before tax in 2008 of up to 1% (2007: 1%, 2006: 3%). The actual current year service pension charge of £55m (2007: £67m, 2006: £92m) in 2008 was based on what management estimated to be the most probable mortality, price inflation, discount rates, pensions increases, and earnings growth within the range of reasonably possible values. In addition, if management’s conclusions as to mortality, price inflation, discount rates, pensions increases, and earnings growth were different, but within the range of what management deemed to be reasonably possible conclusions, the value of the deficit at the year end could have decreased in 2008 from an actual of £796m (2007: £979m, 2006: £1,034m) by up to £502m (2007: £642m, 2006: £717m), or increased by up to £215m (2007: £507m, 2006: £297m).

Financial Statements
Notes to the Financial Statements
1. Segments
The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:
>     Retail Banking
>     Global Banking & Markets
>     Corporate Banking
>     Private Banking
>     Group Infrastructure
>     Sold Life Businesses
In 2008, the Wealth Management business was renamed Private Banking. In addition, the results of the intermediary protection business that was terminated in 2007 have been reclassified from Retail Banking to Group Infrastructure. The segmental analysis of the Group’s results for 2007 and 2006 has been amended to reflect this change. In this report, the Retail Banking, Global Banking & Markets, Corporate Banking, Private Banking and Group Infrastructure segments are referred to as the Personal Financial Services businesses.
     The Group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Group has six segments. Retail Banking offers a range of personal banking, savings and mortgage products and services. Global Banking & Markets provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products. Corporate Banking offers banking services principally to small and mid-sized UK companies. It also contains operations in run down. Private Banking offers self-invested pension plans, WRAP products and specialist banking services. Group Infrastructure consists of Asset and Liability Management activities, Group Capital and Funding. The Sold Life Businesses offered a range of investment products such as pensions, investment bonds, with-profits bonds, structured products, unit trusts, and endowment life insurance policies, as well as a range of protection products such as term life insurance, critical illness cover and disability cover.
     The segment information below is presented on the basis used by the Company’s board of directors (the ‘Board’) to evaluate performance, in accordance with IFRS 8. The Board reviews discrete financial information for each of its segments, including measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis (described in the Accounting Policies section on pages 77 to 94) as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments are:

>	Reorganisation and other costs - Comprise implementation costs in relation to the strategic change cost reduction projects, as well as certain remediation administration expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

>	Depreciation of operating lease assets - The Porterbrook operating lease businesses that were sold in 2008 had been managed as financing businesses and, therefore, management needed to see the margin earned on the businesses. Residual value risk was separately managed. As a result the depreciation was netted against the related income.

>	Profit on part sale of PFS subsidiaries - These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2008, the profit on the sale of the Porterbrook businesses was excluded. In 2007, the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions were excluded. In 2006, the profit on the sale of the Asset Management businesses was similarly excluded.

>	Hedging and certain other mark-to-market variances - The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.

>	Capital and other charges - Principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively.
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
     Interest receivable and interest payable have not been reported separately. The majority of the revenues from the segments presented below are from interest and the Board relies primarily on net interest revenues to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.
     Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet.

Financial Statements
Notes to the Financial Statements continued
a) Segmental information

		Global			Group	Sold
	Retail	Banking &	Corporate	Private	Infra-	Life		Adjust-	Group
	Banking	Markets	Banking(1)	Banking(1)	structure	Businesses	Total	ments	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,827	—	(13)	85	(127)	—	1,772	—	1,772
Non-interest income	622	326	133	35	59	—	1,175	57	1,232

Total trading income	2,449	326	120	120	(68)	—	2,947	57	3,004

Administration expenses	(930)	(104)	(45)	(58)	(140)	—	(1,277)	(66)	(1,343)
Depreciation & amortisation	(58)	(3)	—	(1)	(1)	—	(63)	(139)	(202)

Total trading expenses	(988)	(107)	(45)	(59)	(141)	—	(1,340)	(205)	(1,545)

Impairment losses on loans and advances	(309)	—	6	(3)	—	—	(306)	(42)	(348)
Provisions for other Liabilities and charges	—	—	—	—	—	—	—	(17)	(17)

Trading profit/(loss) before tax	1,152	219	81	58	(209)	—	1,301	(207)	1,094
Adjust for:
Reorganisation & other costs	(121)	—	—	—	(42)	—	(163)
Profit on part sale of PFS subs	—	—	40	—	—	—	40
Hedging and certain other mark-to-market variances	—	—	—	—	(84)	—	(84)
Capital and other charges	(103)	—	(14)	16	101	—	—

Profit/(loss) from continuing operations before tax	928	219	107	74	(234)	—	1,094

Average number of staff	13,475	300	226	638	190	—	14,829	—	14,829

Total assets	125,808	52,590	10,277	179	42,888	—	231,742	—	231,742

(1)	Formerly known as Wealth Management

	Non		Depreciation	Impairment	Provisions for	Profit on
	interest	Admin	and	losses on loans	other liabilities	continuing ops
	income	expenses	amortisation	and advances	and charges	before tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	(16)	(66)	(22)	(42)	(17)	(163)
Depreciation on operating lease assets	117	—	(117)	—	—	—
Profit on part sale of PFS subsidiaries	40	—	—	—	—	40
Hedging and certain other mark-to-market variances	(84)	—	—	—	—	(84)

	57	(66)	(139)	(42)	(17)	(207)

Changes in interest and exchange rates mean that period on period comparisons of gross interest and other trading income and expense are not meaningful and therefore management only consider these items on a net basis. Similarly, management consider the trading income generated by each segment on the basis of the margin earned on the customer relationship. There is therefore no split that is meaningful of trading income between external customers and intra-Group. No analysis of total trading income from external customers and intra-Group is therefore presented.

		Global			Group	Sold
	Retail	Banking &	Corporate	Private	Infra-	Life		Adjust-	Group
	Banking	Markets	Banking	Banking	structure	Businesses	Total	ments	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,623	—	(31)	70	(163)	—	1,499	—	1,499
Non-interest income	635	260	132	34	55	—	1,116	167	1,283

Total trading income	2,258	260	101	104	(108)	—	2,615	167	2,782

Administration expenses	(937)	(105)	(30)	(59)	(105)	—	(1,236)	(133)	(1,369)
Depreciation & amortisation	(59)	(2)	—	(2)	—	—	(63)	(142)	(205)

Total trading expenses	(996)	(107)	(30)	(61)	(105)	—	(1,299)	(275)	(1,574)

Impairment losses on loans and advances	(239)	—	29	(2)	—	—	(212)	(132)	(344)

Trading profit/(loss) before tax	1,023	153	100	41	(213)	—	1,104	(240)	864
Adjust for:
Reorganisation & other costs	(139)	(6)	—	(1)	(132)	—	(278)
Profit on part sale of PFS subs	—	—	5	—	105	—	110
Hedging and certain other mark-to-market variances	—	—	—	—	(72)	—	(72)
Capital and other charges	(89)	—	(11)	19	81	—	—

Profit/(loss) from continuing operations before tax	795	147	94	59	(231)	—	864

Average number of staff	13,269	389	166	858	221	—	14,903	—	14,903

Total assets	114,306	54,029	9,357	211	21,720	—	199,623	—	199,623

Financial Statements
Notes to the Financial Statements continued

					Impairment	Provisions for	Profit on
	Net	Non		Depreciation	losses on	other	continuing
	interest	interest	Admin	and	loans and	liabilities and	ops before
	income	income	expenses	amortisation	advances	charges	tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	—	—	(133)	(13)	(132)	—	(278)
Depreciation on operating lease assets	—	129	—	(129)	—	—	—
Profit on part sale of PFS subsidiaries	—	110	—	—	—	—	110
Hedging and certain other mark-to-market variances	—	(72)	—	—	—	—	(72)

	—	167	(133)	(142)	(132)	—	(240)

		Global			Group	Sold
	Retail	Banking &	Corporate	Private	Infra-	Life		Adjust-	Group
	Banking	Markets	Banking	Banking	structure	Businesses	Total	ments	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,466	—	(46)	62	(146)	—	1,336	(108)	1,228
Non-interest income	645	240	125	32	74	—	1,116	126	1,242

Total trading income	2,111	240	79	94	(72)	—	2,452	18	2,470

Administration expenses	(943)	(92)	(41)	(55)	(149)	—	(1,280)	(140)	(1,420)
Depreciation & amortisation	(62)	(1)	—	(3)	(3)	—	(69)	(146)	(215)

Total trading expenses	(1,005)	(93)	(41)	(58)	(152)	—	(1,349)	(286)	(1,635)

Impairment losses on loans and advances	(273)	—	27	—	(5)	—	(251)	(93)	(344)
Provisions for other liabilities and charges	—	—	—	(2)	—	—	(2)	(61)	(63)

Trading profit/(loss) before tax	833	147	65	34	(229)	—	850	(422)	428
Adjust for:
Reorganisation & other costs	(133)	(9)	—	(5)	(151)	—	(298)
Profit on part sale of PFS subs	—	—	—	—	41	—	41
Hedging and certain other mark-to-market variances	(8)	—	—	—	(37)	—	(45)
Capital and other charges	(44)	—	(4)	15	(87)	—	(120)

Profit/(loss) from continuing operations before tax	648	138	61	44	(463)	—	428

Average number of staff	15,077	420	178	1,309	356	1,917	19,257	—	19,257

Total assets	105,214	76,164	7,495	249	2,683	—	191,805	—	191,805

					Impairment	Provisions for	Profit on
	Net	Non		Depreciation	losses on	other	continuing
	Interest	interest	Admin	and	loans and	liabilities and	ops before
	income	income	expenses	amortisation	advances	charges	tax
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	—	—	(128)	(16)	(93)	(61)	(298)
Depreciation on operating lease assets	—	130	—	(130)	—	—	—
Profit on part sale of PFS subsidiaries	—	41	—	—	—	—	41
Hedging and certain other mark-to-market variances	—	(45)	—	—	—	—	(45)
Capital and other charges	(108)	—	(12)	—	—	—	(120)

	(108)	126	(140)	(146)	(93)	(61)	(422)

b) Geographical information

	2008	2007	2006
	£m	£m	£m

Total operating income
United Kingdom	2,974	2,678	2,370
Other	30	104	100

	3,004	2,782	2,470

Total assets other than financial instruments and deferred tax assets
United Kingdom	1,817	2,809
Other	2	2

	1,819	2,811

Financial Statements
Notes to the Financial Statements continued
2. Net interest income

	Group
	2008	2007	2006
	£m	£m	£m

Interest and similar income:
Loans and advances to banks	448	227	141
Loans and advances to customers	7,394	6,747	5,458
Other interest earning financial assets	73	69	45

Total interest and similar income	7,915	7,043	5,644

Interest expense and similar charges:
Deposits by banks	218	200	101
Deposits by customers	3,155	2,905	2,514
Debt securities in issue and other borrowed funds	2,218	1,955	1,329
Other interest bearing financial liabilities	552	484	472

Total interest expense and similar charges	6,143	5,544	4,416

Net interest income	1,772	1,499	1,228

3. Net fee and commission income

	Group
	2008	2007	2006
	£m	£m	£m

Fee and commission income:
Insurance products	155	201	200
Retail products	461	450	473
Fund management	152	134	116

Total fee and commission income	768	785	789

Fee and commission expense:
Other fees paid	97	90	90

Total fee and commission expense	97	90	90

Net fee and commission income	671	695	699

4. Net trading and other income

	Group
	2008	2007	2006
	£m	£m	£m

Net trading and funding of other items by the trading book	54	260	408
Income from operating lease assets	223	245	243
Income on assets designated at fair value through profit or loss	916	368	188
Expense on liabilities designated at fair value through profit or loss	(435)	(382)	(261)
Losses on derivatives managed with assets/liabilities held at fair value through profit or loss	(396)	(19)	(27)
Profit on sale of a non-controlling interest in subsidiary undertakings	—	105	—
Profit on sale of subsidiary undertakings	40	7	41
(Loss)/profit on sale of fixed assets	(17)	5	1
Hedge ineffectiveness and other	176	(2)	(51)

	561	587	542

5. Administration expenses

	Group
	2008	2007	2006
	£m	£m	£m

Staff costs:
Wages and salaries	545	529	550
Social security costs	45	42	43
Pensions costs: - defined contribution plans	8	7	4
- defined benefit plans	47	62	81
Other personnel costs	50	77	88

	695	717	766
Property, plant and equipment expenses	182	191	204
Information technology expenses	201	195	175
Other administration expenses	265	266	275

	1,343	1,369	1,420

Financial Statements
Notes to the Financial Statements continued
6. Depreciation and amortisation

	Group
	2008	2007	2006
	£m	£m	£m

Depreciation of property, plant and equipment excluding operating lease assets	78	76	85
Depreciation of operating lease assets	117	129	130
Amortisation of intangible fixed assets	7	—	—

	202	205	215

7. Audit and other services
The fees for audit and other services payable to the Company’s auditors, Deloitte LLP, are analysed as follows:

	Group
	2008	2007	2006
	£m	£m	£m

Audit fees:
Fees payable to the Company’s auditors for the audit of the Group’s annual accounts	1.6	1.2	1.7
Fees payable to the Company’s auditors and its associates for the audit of the Company’s subsidiaries pursuant to legislation	1.6	1.6	1.6

Total audit fees	3.2	2.8	3.3

Non-audit fees:
- Other services pursuant to legislation	0.7	1.4	1.5
- Tax services	0.4	—	0.1
- Other services	0.8	0.7	0.8

Total non-audit fees	1.9	2.1	2.4

In 2006, fees payable to the Company’s auditors for the audit of the Group’s annual accounts of £1.7m included £0.6m related to the audit of entities that were disposed of during the year.
     Other services pursuant to legislation relate to services carried out by the auditors in relation to statutory and regulatory filings of the Company and its associates. Of this category, £0.6m (2007: £1.0m, 2006: £0.3m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission guidance. The remaining £0.1m (2007: £0.4m, 2006: £1.2m) accords with the definition of ‘Audit related fees’ per that guidance.
     Tax services relate to advisory and compliance services on the Group’s tax affairs.
     Other services relates to advice on accounting matters. Of this category, £0.2m (2007: £0.7m, 2006: £0.8m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission guidance. The remaining £0.6m (2007: £nil, 2006: £nil) accords with the definition of ‘Audit related fees’ per that guidance.
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
8. Impairment losses/(recoveries) on loans and advances

	Group
	2008	2007	2006
	£m	£m	£m

Impairment losses on loans and advances to customers	394	388	385
Recoveries of loans and advances to customers	(46)	(44)	(41)

	348	344	344

9. Taxation expense

	Group
	2008	2007	2006
	£m	£m	£m

Current tax:
UK corporation tax on profit of the year	218	122	41
Adjustments and reclassifications in respect of prior periods	(65)	(31)	120

Total current tax	153	91	161

Deferred tax:
Current year	95	68	82
Adjustments and reclassifications in respect of prior periods	27	20	(128)

Total deferred tax	122	88	(46)

Tax on profit for the year	275	179	115

Financial Statements
Notes to the Financial Statements continued
Domestic income tax is calculated at 28.5% (2007: 30%, 2006: 30%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 30% to 28% with effect from 1 April 2008. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
     The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Company as follows:

	Group
	2008	2007	2006
	£m	£m	£m

Profit before tax	1,094	864	428

Tax calculated at a tax rate of 28.5% (2007: 30%, 2006: 30%)	310	259	128
Non taxable gain on sale of subsidiary undertakings	(11)	(33)	(12)
Non deductible preference dividends paid	8	9	17
Effect of non-allowable provisions and other non-equalised items	19	(10)	1
Non-taxable dividend income	(5)	(3)	(5)
Effect of non-UK profits and losses	(8)	(11)	(4)
Utilisation of capital losses for which credit not previously recognised	—	(11)	(2)
Effect of change in tax rate on deferred tax provision	—	(10)	—
Adjustment to prior year provisions	(38)	(11)	(8)

Income tax expense	275	179	115

In addition to the income tax expense charged to profit or loss, a deferred tax asset of £8m (2007: asset of £9m, 2006: liability of £66m) has been recognised in equity in the year. Further information about deferred income tax is presented in Note 25.
10. Profit/(loss) on ordinary activities after tax
The profit after tax of the Company attributable to the shareholders was £1,328m (2007: profit £351m, 2006: loss £128m). As permitted by Section 230 of the UK Companies Act 1985, the Company’s income statement has not been presented in these Consolidated Financial Statements.
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

	Group
	2008	2007	2006
	£m	£m	£m

Total income net of insurance claims	—	—	236
Total operating expenses	—	—	(73)
Impairment losses on intangible assets	—	—	(69)

Profit of discontinued operations before tax	—	—	94
Taxation expense	—	—	(75)

Profit of discontinued operations	—	—	19
Loss on sale of discontinued operations before and after tax	—	—	(264)

Loss for the year from discontinued operations	—	—	(245)

12. Cash and balances with central banks

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Cash in hand	347	365	347	365
Balances with central banks	2,117	673	2,109	667

	2,464	1,038	2,456	1,032

For regulatory purposes, certain minimum cash balances are required to be maintained with the Bank of England. At 31 December 2008, these amounted to £123m (2007: £136m).

Financial Statements
Notes to the Financial Statements continued
13. Trading assets

	Group
	2008	2007
	£m	£m

Balances with central banks	2,498	—
Loans and advances to banks	4,947	8,847
Loans and advances to customers	532	17,255
Debt securities	16,801	28,831
Equity securities	708	1,494

	25,486	56,427

Debt securities can be analysed by type of issuer as follows:

	Group
	2008	2007
	£m	£m

Issued by public bodies:
- Government securities	3,139	3,722
Issued by other issuers:
- Bank and building society certificates of deposit	8,032	9,679
Other debt securities	5,630	15,430

	16,801	28,831

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2008	2007
	£m	£m

Debt securities:
- Listed in the UK	9,576	8,054
- Listed elsewhere	7,225	11,064
- Unlisted	—	9,713

	16,801	28,831

Equity securities:
- Listed in the UK	317	965
- Listed elsewhere	391	529

	708	1,494

The Company has no trading assets (2007: nil).
14. Derivative financial instruments
All derivatives are required to be held at fair value through profit or loss and classified as held for trading unless they are designated as being in a hedge relationship. Derivatives are held for trading or for risk management purposes. The Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.
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
     The table in the Risk Management Report on page 51 summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivative used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

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

	Group
	Contract/ notional	Fair value	Fair value
2008	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	27,681	6,501	533
- Foreign exchange swaps and forwards	17,102	1,421	793

	44,783	7,922	1,326

Interest rate contracts:
- Interest rate swaps	451,467	16,505	16,376
- Caps, floors and swaptions	44,093	1,775	1,841
- Futures (exchange traded)	55,534	232	—
- Forward rate agreements	250,324	604	599

	801,418	19,116	18,816

Equity and credit contracts:
- Equity index and similar products	16,245	1,597	3,659
- Equity index options (exchange traded)	11,564	843	803
- Credit default swaps and similar products	1,829	110	167

	29,638	2,550	4,629

Total derivative assets and liabilities held for trading	875,839	29,588	24,771

	Group
	Contract/ notional	Fair value	Fair value
2008	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	2,425	1,056	—
Interest rate contracts:
- Interest rate swaps	46,890	1,637	1,538

Total derivative assets and liabilities held for fair value hedging	49,315	2,693	1,538

Total recognised derivative assets and liabilities	925,154	32,281	26,309

	Company
	Contract/ notional	Fair value	Fair value
2008	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	22,004	1,611	3,334
Interest rate contracts:
- Interest rate swaps	56,457	490	162
- Caps, floors and swaptions	246	3	—

	56,703	493	162

Equity and credit contracts:
- Equity index and similar products	685	8	176

Total derivative assets and liabilities held for trading	79,392	2,112	3,672

	Company
	Contract/ notional	Fair value	Fair value
2008	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	1,570	—	1,394
Interest rate contracts:
- Interest rate swaps	5,141	623	327

Total derivative assets and liabilities held for fair value hedging	6,711	623	1,721

Total recognised derivative assets and liabilities	86,103	2,735	5,393

Financial Statements
Notes to the Financial Statements continued

	Group
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	28,386	816	823
- Foreign exchange swaps and forwards	21,524	256	260

	49,910	1,072	1,083

Interest rate contracts:
- Interest rate swaps	436,212	5,211	5,724
- Caps, floors and swaptions	42,318	649	621
- Futures (exchange traded)	29,383	88	—
- Forward rate agreements	148,742	76	78

	656,655	6,024	6,423

Equity and credit contracts:
- Equity index and similar products	15,204	847	1,820
- Equity index options (exchange traded)	6,009	556	216
- Credit default swaps and similar products	35,588	1,020	186

	56,801	2,423	2,222

Total derivative assets and liabilities held for trading	763,366	9,519	9,728

	Group
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	2,425	—	—
Interest rate contracts:
- Interest rate swaps	39,629	432	203

Total derivative assets and liabilities held for fair value hedging	42,054	432	203

Total recognised derivative assets and liabilities	805,420	9,951	9,931

	Company
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	7,654	25	194
Interest rate contracts:
- Interest rate swaps	48,531	181	343
- Caps, floors and swaptions	424	—	4

	48,955	181	347

Equity and credit contracts:
- Equity index and similar products	564	120	208

Total derivative assets and liabilities held for trading	57,173	326	749

	Company
	Contract/ notional	Fair value	Fair value
2007	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	998	222	—
Interest rate contracts:
- Interest rate swaps	4,207	141	302

Total derivative assets and liabilities held for fair value hedging	5,205	363	302

Total recognised derivative assets and liabilities	62,378	689	1,051

Net gains or losses arising from fair value hedges

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Net gains/(losses):
On hedging instruments	39	(413)	885	26
On the hedged items attributable to hedged risk	53	449	(906)	(28)

Hedge ineffectiveness	92	36	(21)	(2)

The Group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are presented in the table above on a combined basis.

Financial Statements
Notes to the Financial Statements continued
15. Financial assets designated at fair value

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Loans and advances to banks	—	—	162	—
Loans and advances to customers	6,687	5,701	44	54
Debt securities	4,627	6,082	47,319	7,446

	11,314	11,783	47,525	7,500

     Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis. The following assets have been designated at fair value through profit or loss:
>	Loans and advances to customers, representing loans secured on residential property to housing associations. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.

>	Debt securities in issue representing holdings of asset-backed securities. At the date of their acquisition, they were managed, and their performance was evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided internally on that basis to the Group’s key management personnel. These securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39.
The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £6,258m (2007: £5,587m) for the Group and £206m (2007: £54m) for the Company. The maximum exposure was mitigated by the Group having a charge over the residential properties in respect of lending to housing associations. Of the movement in the fair value of the loans and advances to banks, loans and advances to customers and debt securities an amount of £474m (2007: £83m) was due to changes in credit spreads.
     Debt securities can be analysed by listing status as follows:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Listed in the UK	—	304	26,978	—
Listed elsewhere	4,082	5,510	20,341	7,446
Unlisted	545	268	—	—

	4,627	6,082	47,319	7,446

16. Loans and advances to banks

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Placements with other banks	5,484	1,801	970	1,171
Amounts due from parent	9,353	1,640	1,004	1,018
Amounts due from associated undertakings	9,464	—	334	—
Amounts due from subsidiaries	—	—	114,178	38,496

	24,301	3,441	116,486	40,685

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Repayable:
On demand	2,814	1,271	7,826	5,771
In not more than 3 months	9,343	940	50,760	3,791
In more than 3 months but not more than 1 year	10,663	204	6,135	3,822
In more than 1 year but not more than 5 years	61	—	18,263	20,930
In more than 5 years	1,420	1,026	33,502	6,371

	24,301	3,441	116,486	40,685

17. Loans and advances to customers

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Advances secured on residential properties	115,488	105,169	115,474	105,156
Corporate loans	6,776	1,302	24	17
Other secured advances	4,152	2,962	4,133	2,889
Other unsecured advances	3,249	3,265	3,082	3,258
Amounts due from subsidiaries	—	—	1,328	310

Loans and advances to customers	129,665	112,698	124,041	111,630

Less: loan loss allowances	(642)	(551)	(722)	(654)

Loans and advances to customers, net of loan loss allowances	129,023	112,147	123,319	110,976

Financial Statements
Notes to the Financial Statements continued

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Repayable:
On demand	528	331	523	291
In no more than 3 months	5,881	1,657	1,418	610
In more than 3 months but not more than 1 year	2,712	1,983	2,532	2,121
In more than 1 year but not more than 5 years	15,118	12,725	13,248	12,681
In more than 5 years	105,426	96,002	106,320	95,927

Loans and advances to customers	129,665	112,698	124,041	111,630
Less: loan loss allowances	(642)	(551)	(722)	(654)

Loans and advances to customers, net of loan loss allowances	129,023	112,147	123,319	110,976

The loans and advances to customers in the above table have the following interest rate structures:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Fixed rate	65,678	56,031	66,682	55,942
Variable rate	63,987	56,667	57,359	55,688
Less: loan loss allowances	(642)	(551)	(722)	(654)

	129,023	112,147	123,319	110,976

Movement in loan loss allowances:

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2008	176	—	—	40	335	551
Charge/(release) to the income statement:
- Individually assessed	132	13	—	14	239	398
- Collectively assessed	21	13	—	3	(41)	(4)

	153	26	—	17	198	394

Write offs	(32)	—	—	(9)	(262)	(303)

At 31 December 2008	297	26	—	48	271	642

As at 1 January 2007	105	—	1	76	354	536
Charge/(release) to the income statement:
- Individually assessed	38	—	—	(17)	346	367
- Collectively assessed	42	—	—	5	(26)	21

	80	—	—	(12)	320	388

Write offs	(9)	—	(1)	(24)	(339)	(373)

At 31 December 2007	176	—	—	40	335	551

As at 1 January 2006	56	—	3	123	212	394
Charge/(release) to the income statement:
- Individually assessed	35	—	—	(25)	289	299
- Collectively assessed	25	—	—	3	59	87

	60	—	—	(22)	348	386

Write offs	(11)	—	(2)	(25)	(206)	(244)

At 31 December 2006	105	—	1	76	354	536

	Company
	Loans secured	Amounts		Other	Other
	on residential	due from	Finance	secured	unsecured
	property	subsidiaries	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2008	176	136	—	11	331	654
Charge/(release) to the income statement	153	(23)	—	32	197	359
Write offs	(32)	—	—	(1)	(258)	(291)

At 31 December 2008	297	113	—	42	270	722

As at 1 January 2007	105	161	1	4	352	623
Charge/(release) to the income statement	80	(25)	—	8	316	379
Write offs	(9)	—	(1)	(1)	(337)	(348)

At 31 December 2007	176	136	—	11	331	654

As at 1 January 2006	48	186	3	6	210	453
Charge/(release) to the income statement	60	(25)	—	1	374	410
Write offs	(3)	—	(2)	(3)	(232)	(240)

At 31 December 2006	105	161	1	4	352	623

During 2006, with respect to unsecured loan books no longer open to new business, the maturity of the books enabled management to refine the estimates of the likelihood of the assets leading to loss and the loss thereby incurred.

Financial Statements
Notes to the Financial Statements continued
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
     The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator. Using this structure, the Group has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the Securitisation Companies, Holmes Financing No.s 1, 8, 9, and 10 plc and Holmes Master Issuer plc.
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
     In April and December 2008, Holmes Funding Limited acquired, at book value, additional beneficial interests in the trust property vested in Holmes Trustees Limited. These further beneficial interests of £8.2bn and £13.4bn, respectively, were acquired through borrowing from Holmes Master Issuer plc, which funded its advances to Holmes Funding Limited through the issue of mortgage backed securities. All of the mortgage backed securities issued in 2008 were acquired by Abbey National plc. It is intended that any future issues will continue to be made from Holmes Master Issuer plc. In April 2008 the remaining mortgage backed securities in issue in Holmes Financing (No. 6) plc and Holmes Financing (No. 7) plc were redeemed. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £8.8bn at 31 December 2008. Mortgage backed notes totalling £7.1bn equivalent were redeemed during the year.
     Outstanding balances of assets securitised and non-recourse finance at 31 December 2008 were as follows:

		Gross assets securitised	Non-recourse finance
Securitisation company	Closing date of securitisation	£m	£m

Holmes Financing (No. 1) plc	26 July 2000	275	275
Holmes Financing (No. 8) plc	1 April 2004	—	1,278
Holmes Financing (No. 9) plc	8 December 2005	1,507	1,507
Holmes Financing (No. 10) plc	8 August 2006	2,354	2,364
Holmes Master Issuer plc - 2006/1	28 November 2006	2,618	2,618
Holmes Master Issuer plc - 2007/1	28 March 2007	4,210	4,210
Holmes Master Issuer plc - 2007/2	20 June 2007	4,319	4,319
Holmes Master Issuer plc - 2007/3	21 December 2007	7,259	7,259	*
Holmes Master Issuer plc - 2008/1	10 April 2008	8,240	8,240	*
Holmes Master Issuer plc - 2008/2	19 December 2008	13,360	13,360	*
Beneficial interest in mortgages held by Holmes Trustees Limited		8,759	—

		52,901	45,430

* Held by Abbey National plc
The gross assets securitised represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the securitisation companies. The beneficial interest in the mortgages held by Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master trust structure.
     The Securitisation Companies have placed cash deposits totalling £1.3bn, which have been accumulated to finance the redemption of a number of Securities issued by the Securitisation Companies. The Securitisation Companies’ contractual interest in advances secured on residential property is therefore reduced by this amount. Abbey National plc does not own directly, or indirectly, any of the share capital of any of the Securitisation Companies.
     A summarised aggregated income statement for the years ended 31 December 2008, 2007, and 2006 and a summarised aggregated balance sheet at 31 December 2008 and 2007 for the above companies are set out below:

Financial Statements
Notes to the Financial Statements continued
Income statement for the year ended 31 December

	Securitisation companies
	2008	2007	2006
	£m	£m	£m

Net interest income	85	35	21
Other operating income/(expenses)	169	35	67
Administration expenses	(1)	(1)	—
Impairment losses on loans and advances	(52)	(8)	(4)
Taxation expense/(income)	34	(17)	(25)

Profit/(loss) for the year	235	44	59

Balance sheet as at 31 December

	Securitisation companies
	2008	2007
	£m	£m

Derivative financial instruments	8,925	866
Loans and advances to banks	2,937	2,375
Loans and advances to customers	44,183	29,569
Other assets	—	11

Total assets	56,045	32,821

Deposits by banks	1,346	743
Derivative financial instruments	—	588
Debt securities in issue	54,377	31,357
Other liabilities	1	47

Total liabilities	55,724	32,735
Retained earnings	321	86

Total liabilities and equity	56,045	32,821

Issues under the covered bond programme are not included in the tables above. For more information, see Note 31.
19. Available-for-sale securities

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Debt securities	970	8	—	8
Equity securities	35	32	25	20

	1,005	40	25	28

Maturities of debt securities:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Due in less than 1 year	970	8	—	8
Due in more then 1 year but less than 5 years	—	—	—	—
Due in more than one year but not more than 5 years	—	—	—	—

	970	8	—	8

Debt securities comprise UK Government Treasury Bills and issues by other Organisation of Economic Co-operation and Development governments. Equity securities do not bear interest. Equity securities can be analysed by listing status as follows:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Listed in the UK	10	12	—	—
Unlisted	25	20	25	20

	35	32	25	20

The movement in available-for-sale securities can be summarised as follows:

	Group	Company
	£m	£m

At 1 January 2008	40	28
Additions	1,222	9
Disposals (sale and redemption)	(286)	(8)
Amortisation of discount	21	—
Movement in fair value	8	(4)

At 31 December 2008	1,005	25

	Group	Company
	£m	£m

At 1 January 2007	23	12
Disposals (sale and redemption)	(2)	(2)
Movement in fair value	19	18

At 31 December 2007	40	28

Financial Statements
Notes to the Financial Statements continued
20. Investment in subsidiary undertakings
Investments in subsidiaries are held at cost subject to impairment. The movement in investments in Group undertakings was as follows:

	Company
	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2008	5,213	(160)	5,053
Additions	208	—	208
Disposals within the Group	(94)	—	(94)
Write-back of impairments	—	55	55

At 31 December 2008	5,327	(105)	5,222

	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2007	5,148	(222)	4,926
Additions	418	—	418
Disposals	(353)	29	(324)
Write-back of impairments	—	33	33

At 31 December 2007	5,213	(160)	5,053

In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees, and offshore entities transferred, under the provisions of the UK Banking (Special Provisions) Act 2008, to the Company. All of Bradford & Bingley plc’s customer loans and treasury assets, which include all its mortgage assets, were taken into public ownership. The only entities acquired by the Company were offshore entities, for which consideration of £208m was paid.
     On 17 December 2007, Abbey National plc sold 100% of its shareholdings in James Hay, Cater Allen and Abbey Sharedealing to Santander Private Banking UK Limited, at the time of the transaction a 100% owned direct subsidiary of the Company, for a total cash consideration of £414m. The companies sold were Cater Allen Limited, Abbey Stockbrokers Limited, Abbey Stockbrokers (Nominees) Limited, James Hay Holdings Limited, James Hay Wrap Managers Limited, James Hay Insurance Company Limited, James Hay Administration Company Limited, James Hay Pension Trustees Limited and Sarum Trustees Limited. Subsequently, on 17 December 2007, Abbey National plc sold 49% of its shareholding in Santander Private Banking UK Limited to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m.
     The principal subsidiaries of the Company at 31 December 2008 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 231(5) of the UK Companies Act 1985, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 231(6)(b) of the UK Companies Act 1985.

Principal subsidiary	Nature of business	% Interest held	Country of incorporation or registration

Abbey National International Limited*	Personal finance	100%	Jersey
Abbey National North America LLC*	Funding	100%	United States
Abbey National Treasury Services plc	Treasury operations	100%	England & Wales
Bradford & Bingley International Limited	Bank, deposit taker	100%	Isle of Man
Cater Allen International Limited*	Securities financing	100%	England & Wales
Cater Allen Limited*	Bank, deposit taker	51%	England & Wales

*	Held indirectly through subsidiary companies.
All the above companies are included in the Consolidated Financial Statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries, except for Cater Allen Limited as described above. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US and the Cayman Islands. Abbey National plc has branches in the Isle of Man and Northern Ireland. Abbey National International Limited has a branch in the Isle of Man. Cater Allen Limited has a branch in Northern Ireland.
21. Investment in associated undertakings
The movement in interests in associated undertakings was as follows:

	Group	Company
	£m	£m

At 1 January 2008	29	33
Additional investments	708	708
Share of results	(2)	—

At 31 December 2008	735	741

	Group	Company
	£m	£m

At 1 January 2007	22	25
Additional investment	8	8
Share of results	(1)	—

At 31 December 2007	29	33

Financial Statements
Notes to the Financial Statements continued
On 17 December 2008, the Company injected £950m of capital into Alliance & Leicester plc through a subscription of: (i) 234,113,712 Alliance & Leicester plc ordinary shares for cash at £2.99 per ordinary share; (ii) US$220m undated subordinated notes issued by Alliance & Leicester plc; and (iii) Euro 115m undated subordinated notes issued by Alliance & Leicester plc. As a result of the above subscription of ordinary shares, the Company held 35.6 per cent of the issued share capital of Alliance & Leicester plc at 31 December 2008.
     The principal associated undertakings at 31 December 2008 and 2007 were:
2008

	Country of	Assets	Liabilities	Income		Profit/(loss)		% interest
Name and nature of business	incorporation	£m	£m	£m		£m		held

PSA Finance plc, personal finance	England and Wales	4	—	1		1		50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	714	(647)	73		(2)		49.9
Alliance & Leicester plc, financial services	England and Wales	75,248	(73,420)	824	*	(1,288	)*	35.6

* Income and loss represent results prior to acquisition by the Company
2007

	Country of	Assets	Liabilities	Income	Profit/(loss)	% interest
Name and nature of business	incorporation	£m	£m	£m	£m	held

PSA Finance plc, personal finance	England and Wales	8	(1)	4	3	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	592	(542)	57	(7)	49.9

All associated undertakings have a year-end of 31 December and are unlisted, except for Alliance & Leicester plc, which has listed preference shares and debt.
22. Intangible assets
a) Goodwill

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Cost
At 1 January	112	112	—	—
Acquisitions	341	—	341	—

At 31 December	453	112	341	—

Accumulated impairment
At 1 January and 31 December	22	22	—	—

Net book value	431	90	341	—

In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees transferred, under the provisions of the Banking (Special Provisions) Act 2008, to the Company. All of Bradford & Bingley plc’s customer loans and treasury assets, which include all its mortgage assets, were taken under public ownership. The transfer to the Company consisted of the £20.0bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital from Bradford & Bingley plc relating to offshore entities. In connection with the acquisition, goodwill of £341m was recognised. The initial accounting for this transaction is incomplete given its recent closing date.
     Prior to their acquisition by the Company, the retail deposits, branch network and related employees of Bradford & Bingley plc were not managed or reported on a stand-alone basis. As a result, it is not practicable to prepare separate combined financial information for this business and the Group for the year ended 31 December 2008 as though the acquisition date for the business combination had been 1 January 2008.
Impairment of goodwill
During 2008 there was no impairment of goodwill (2007: £nil, 2006: £46m). In 2006, the impairment was recognised upon classification of the life insurance businesses as held for sale on announcement of the sale in June 2006. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount: the higher of the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis.
     The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Group. The cash-generating unit does not carry on its balance sheet any other intangible assets with indefinite useful lives.

		Goodwill
		2008	2007		Key	Discount	Growth
Business Division	Cash Generating Unit	£m	£m	Basis of valuation	assumptions	rate	rate

Retail Banking	Cater Allen Private Bank	90	90	Value in use: cash flow	3 year plan	3.59%	2.25%

Retail Banking	Bradford & Bingley branches and savings	341	—	Value in use: cash flow	3 year plan	5.71%	2.50%

Financial Statements
Notes to the Financial Statements continued
b) Other intangibles

	Group	Company
	2008	2008
	£m	£m

Cost
At 1 January 2008	—	—
Acquisition of business	4	4
Additions	81	68
Disposals	(7)	—

At 31 December 2008	78	72

Accumulated amortisation / impairment
At 1 January 2008	—	—
Charge for the year	7	7

At 31 December 2008	7	7

Net book value	71	65

Other intangible assets of the Group and the Company consist of computer software. The amounts in 2007 were not significant.
23. Property, plant and equipment (excluding operating lease assets)

	Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2008	74	479	359	912
Acquired through business combinations	34	10	—	44
Additions	11	59	39	109
Disposals	(2)	(28)	(13)	(43)

At 31 December 2008	117	520	385	1,022

Accumulated depreciation:
At 1 January 2008	18	283	83	384
Depreciation charge for the year	7	49	22	78
Disposals	(1)	(20)	—	(21)

At 31 December 2008	24	312	105	441

Net book value	93	208	280	581

	Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2007	55	432	261	748
Additions	23	66	103	192
Disposals	(4)	(19)	(5)	(28)

At 31 December 2007	74	479	359	912

Accumulated depreciation:
At 1 January 2007	14	245	74	333
Depreciation charge for the year	6	56	14	76
Disposals	(2)	(18)	(5)	(25)

At 31 December 2007	18	283	83	384

Net book value	56	196	276	528

	Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2008	68	453	279	800
Acquired through business combinations	34	10	—	44
Additions	11	56	39	106
Disposals	(1)	(21)	(3)	(25)

At 31 December 2008	112	498	315	925

Accumulated depreciation:
At 1 January 2008	15	271	13	299
Depreciation charge	7	45	22	74
Disposals	—	(17)	—	(17)

At 31 December 2008	22	299	35	356

Net book value	90	199	280	569

Financial Statements
Notes to the Financial Statements continued

	Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2007	47	406	186	639
Additions	23	60	98	181
Disposals	(2)	(13)	(5)	(20)

At 31 December 2007	68	453	279	800

Accumulated depreciation:
At 1 January 2007	10	230	5	245
Depreciation charge	6	53	13	72
Disposals	(1)	(12)	(5)	(18)

At 31 December 2007	15	271	13	299

Net book value	53	182	266	501

At 31 December 2008 capital expenditure contracted, but not provided for was £3m (2007: £nil, 2006: £7m) in respect of property, plant and equipment. Of the carrying value at 31 December 2008, £107m (2007: £163m) related to assets under construction.
24. Operating lease assets

	Group
	2008	2007
	£m	£m

Cost
At 1 January	3,474	3,275
Additions	88	215
Disposals of subsidiary undertaiking	(3,562)	(16)

At 31 December	—	3,474

Depreciation and impairment
At 1 January	1,310	1,193
Charge for the year	117	129
Impairment charge	—	4
Disposals of subsidiary undertaiking	(1,427)	(16)

At 31 December	—	1,310

Net book value	—	2,164

The operating lease assets of the Group consisted of trains and related assets and were sold in 2008 as described in Note 40. The Company had no operating lease assets.
25. Deferred tax
Deferred income taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The effective rate for 2008 was 28% (2007: 28.1%, 2006: 30%).
     The movement on the deferred tax account was as follows:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

At 1 January	121	240	614	747
Income statement charge	(122)	(88)	(174)	(103)
Credited/ (charged) to equity	8	9	12	10
Disposal of subsidiary undertaking	446	(40)	—	(40)

At 31 December	453	121	452	614

Deferred tax assets and liabilities are attributable to the following items:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Deferred tax liabilities
Accelerated tax depreciation	—	(463)	—	—
Other temporary differences	(86)	(81)	(6)	(6)

	(86)	(544)	(6)	(6)

Financial Statements
Notes to the Financial Statements continued

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Deferred tax assets
Pensions and other post retirement benefits	224	275	224	275
Accelerated book depreciation	69	45	66	41
IAS 32 & IAS 39 transitional adjustments	95	135	76	91
Other temporary differences	105	64	46	67
Tax losses carried forward	46	146	46	146

	539	665	458	620

The aggregate current and deferred tax relating to items charged or credited to equity is:

	Group			Company
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m

Pensions and other post retirement benefits	291	300	309	289	301	309

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
     The deferred tax charge in the income statement comprises the following temporary differences:

	Group
	2008	2007	2006
	£m	£m	£m

Accelerated tax depreciation	24	1	36
Pensions and other post-retirement benefits	(63)	(4)	(27)
IAS 32 & IAS 39 transition adjustments	(20)	(23)	(16)
Tax losses carried forward	(100)	(48)	105
Other temporary differences	37	(14)	(52)

	(122)	(88)	46

At the balance sheet date the aggregate amount of the temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £113m (2007: £84m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.
26. Other assets

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Trade and other receivables	1,668	746	834	541
Prepayments	48	48	47	45
Accrued income	16	12	—	—
General insurance assets	109	100	109	100

	1,841	906	990	686

27. Deposits by banks

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Items in the course of transmission	922	786	895	769
Sale and repurchase agreements	—	—	3,620	—
Amounts due to subsidiaries	—	—	120,285	59,005
Other deposits	2,415	7,137	46	24

	3,337	7,923	124,846	59,798

Financial Statements
Notes to the Financial Statements continued

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Repayable:
On demand	1,096	416	2,907	2,060
In not more than 3 months	1,987	7,256	17,600	13,838
In more than 3 months but not more than 1 year	144	251	18,575	7,845
In more than 1 year but not more than 5 years	110	—	53,245	31,045
In more than 5 years	—	—	32,519	5,010

	3,337	7,923	124,846	59,798

28. Deposits by customers

	Group			Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Retail deposits	95,505	67,208	85,150	59,187
Amounts due to subsidiaries	—	—	67,801	34,623
Wholesale deposits by customers	3,741	2,442	2,515	1,877

	99,246	69,650	155,466	95,687

Repayable:
In no more than 3 months	81,649	64,204	82,060	59,588
In more than 3 months but no more than 1 year	13,892	3,579	13,506	3,322
In more than 1 year but not more than 5 years	3,070	1,728	8,804	5,687
In more than 5 years	635	139	51,096	27,090

	99,246	69,650	155,466	95,687

In 2008, issuances of commercial paper and certificates of deposit were used to fund commercial banking operations. As a result, such issuances have been classified as deposits by customers. In previous years, similar debt issuances were used to fund the Group’s trading operations and therefore were classified as trading liabilities.
     Retail deposits and wholesale deposits by customers are interest-bearing.
29. Trading liabilities

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Deposits by banks	34,341	19,632	—	—
Deposits by customers	4,622	20,498	—	—
Short positions in securities	751	2,252	739	—
Debt securities in issue	1,024	12,534	—	—

	40,738	54,916	739	—

In 2007, issuances of commercial paper and certificates of deposit were used to fund the Group’s trading operations and were classified as trading liabilities. In 2008, such issuances were used to fund commercial banking operations and therefore have been classified as deposits by customers.
Equity index-linked deposits
Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits, and classified as deposits by customers within trading liabilities. Equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. The total fair value of equity index-linked deposits was £2,205m at 31 December 2008 (2007: £2,455m). There are two principal product types.
     Capital at Risk: These products are designed to replicate the investment performance of an equity index, subject to a floor. In the event the index falls under a certain predetermined level, customers forfeit a predetermined percentage of principal up to a predetermined amount.
     Capital Guaranteed/Protected: These products give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected.
     Equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the income statement. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. Other than new capital guaranteed products which, from 1 July 2008 are treated as deposits by customers with any associated embedded derivatives bifurcated, embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, there is no requirement to bifurcate the embedded derivatives in the equity index-linked deposits.

Financial Statements
Notes to the Financial Statements continued
30. Financial liabilities designated at fair value

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Debt securities in issue	4,945	7,538	—	—

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis. The ‘fair value option’ has been used where debt securities in issue would otherwise be measured at amortised cost, and the associated derivatives used to economically hedge the risk are held at fair value. Of the movements in the fair value of the above debt securities in issue £88m (2007: nil) result from changes in the Group’s own credit risk. The amount that would be required to be contractually paid at maturity of the debt securities in issue above is £39m (2007: £257m) higher than the carrying value.
31. Debt securities in issue

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Bonds and medium term notes	36,940	29,613	—	—
Other debt securities in issue	4,238	6,099	—	—

	41,178	35,712	—	—

A breakdown, by issue currency, of the above is as follows:

	Group				Company
			2008	2007	2008	2007
	Interest rate	Maturity	£m	£m	£m	£m

Euro	0.00% - 3.99%	Up to 2010	2,921	—	—	—
		2011 - 2019	1,959	1,406	—	—
	4.00% - 4.99%	Up to 2010	82	1,476	—	—
		2020 - 2029	1,469	1,063	—	—
	5.00% - 7.99%	2020 - 2029	2,887	3,887	—	—
		2030-2040	2,590	2,679	—	—

US dollar	0.00% - 3.99%	Up to 2010	8,430	1,496	—	—
	4.00% - 6.87%	Up to 2010	595	5,351	—	—
		2011 - 2019	—	1,102	—	—
		2020 - 2029	4,340	4,509	—	—
		2030-2040	4,916	3,831	—	—
	7.00% - 8.99%	Up to 2010	221	—	—	—
		2011 to 2040	—	35	—	—

Pounds sterling	0.00% - 4.99%	Up to 2010	882	—	—	—
		2011 - 2019	984	—	—	—
	5.00% - 5.99%	Up to 2010	2,428	378	—	—
	6.00% - 6.87%	Up to 2010	771	776	—	—
		2011 - 2019	881	1,439	—	—
		2020 - 2029	856	1,469	—	—
		2030 - 2040	3,545	4,408	—	—
	7.00% - 8.99%	2011 - 2040	73	113	—	—

Other currencies	0.00% - 3.99%	2020 - 2029	337	—	—	—
	6.00% - 6.87%	2011 - 2019	11	—	—	—
		2020 - 2029	—	294	—	—

			41,178	35,712	—	—

On 2 July 2008, the size of the global covered bond programme established in 2005 was increased from Euro 12bn to Euro 25bn. On 8 July 2008, the Group issued a series of covered bonds totalling approximately £13bn. All notes were denominated in sterling and were subscribed for by the Company. There were no new issuances in 2007.

Financial Statements
Notes to the Financial Statements continued
32. Other borrowed funds

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

£300m Step Up Callable Perpetual Reserve Capital Instruments	356	308	356	308
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	205	182	205	182
$1,000m Non-Cumulative Trust Preferred Securities	1,171	585	—	—
£325m Sterling Preference Shares	344	344	344	344

	2,076	1,419	905	834

£300m Step-up Callable Perpetual Reserve Capital Instruments

The Reserve Capital Instruments were issued in 2001 by the Company. Reserve Capital Instruments are redeemable by the Company on 14 February 2026 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met. The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate.
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities

The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by the Company. The Tier One Preferred Income Capital Securities are redeemable by the Company in whole but not in part on 9 February 2018 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority. The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears.
The Reserve Capital Instruments and Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed.
     Interest payments may be deferred in limited circumstances, such as when the payment would cause the Company to become insolvent or breach applicable Capital Regulations. Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Reserve Capital Instruments and Tier One Preferred Income Capital Securities.
     The Reserve Capital Instruments and Tier One Preferred Income Capital Securities are unsecured securities of the Company and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National plc loan capital. Upon the winding up of the Company, holders of Reserve Capital Instruments and Tier One Preferred Income Capital Securities will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of the Company then in issue and in priority to all other Company shareholders.
$1,000m Non-Cumulative Trust Preferred Securities

Abbey National Capital Trust I and Abbey National Capital LP I are 100% owned finance subsidiaries of the Company. Abbey National Capital Trust I has registered trust preferred securities, and Abbey National Capital LP I has registered partnership preferred securities, for issuance in the US. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of the issued trust preferred securities. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by the Company. Abbey National Capital Trust I has issued to the public US $1bn of 8.963% Non-Cumulative Trust Preferred Securities. There are no significant restrictions on the ability of the Company to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US dollar LIBOR rate for the relevant distribution period.
     The trust preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.
     On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security, a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.
     The trust preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of the Company.

Financial Statements
Notes to the Financial Statements continued
£325m Sterling Preference Shares

Size of shareholding	Shareholders	Preference shares of £1 each

1-100	4	284
101-1,000	50	37,173
1,001+	1,887	324,962,543

	1,941	325,000,000

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
33. Subordinated liabilities

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Dated subordinated liabilities:
5.00% Subordinated bond 2009 (€511.3m)	515	393	515	393
4.625% Subordinated notes 2011 (€500m)	515	378	515	378
10.125% Subordinated guaranteed bond 2023	231	212	—	—
11.50% Subordinated guaranteed bond 2017	238	220	—	—
11.59% Subordinated loan stock 2017	—	—	221	203
10.18% Subordinated loan stock 2023	—	—	217	198
7.57% Subordinated notes 2029 (US$1,000m)	1,142	588	1,142	588
6.50% Subordinated notes 2030	194	164	194	164
8.9% Subordinated notes 2030 (US$1,000m)	—	—	1,170	586
5.25% Subordinated notes 2015	215	206	215	206
Subordinated floating rate EURIBOR notes 2015	485	370	485	370
Subordinated floating rate EURIBOR notes 2016	—	—	65	65

	3,535	2,531	4,739	3,151

Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	204	204	204	204
6.70% Perpetual subordinated reset capital securities (US$500m)	—	252	—	252
5.56% Subordinated guaranteed notes (YEN 15,000m)	143	84	143	84
5.50% Subordinated guaranteed notes (YEN 5,000m)	47	28	47	28
Fixed/Floating rate subordinated notes (YEN 5,000m)	45	26	45	26
7.50% 10 Year step-up perpetual subordinated notes	354	342	354	342
7.50% 15 Year step-up perpetual subordinated notes	514	465	514	465
7.38% 20 Year step-up perpetual subordinated notes	223	198	223	198
7.13% 30 Year step-up perpetual subordinated notes	348	293	348	293
7.13% Fixed to floating rate perpetual subordinated notes	413	309	413	309

	2,291	2,201	2,291	2,201

Total subordinated liabilities	5,826	4,732	7,030	5,352

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.
     The 10.0625% exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of the Company. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. Note 32 details the rights attaching to these shares, as they are the same.

Financial Statements
Notes to the Financial Statements continued
The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of the Company, on 31 January 2015 and each fifth anniversary thereafter.
     The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of the Company, on 27 June 2015 and each fifth anniversary thereafter.
     The Fixed/Floating rate subordinated notes are redeemable at par, at the option of the Company, on 27 December 2016 and each interest payment date anniversary thereafter.
     The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2010 and each fifth anniversary thereafter.
     The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2015 and each fifth anniversary thereafter.
     The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2020 and each fifth anniversary thereafter.
     The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of the Company, on 30 September 2030 and each fifth anniversary thereafter.
     The 7.13% Fixed to Floating rate perpetual subordinated notes are redeemable at par, at the option of the Company, on 28 September 2010 and each fifth anniversary thereafter.
     In common with other debt securities issued by Group companies, the subordinated liabilities are redeemable in whole at the option of the Company, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
     In 2008, the 6.70% perpetual subordinated reset capital securities were redeemed in full.
Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

In no more than 3 months	515	—	515	—
In more than 3 months but no more than 1 year	—	—	—	—
In more than 1 year but no more than 5 years	515	771	515	771
In more than 5 years	2,504	1,760	3,709	2,380
Undated	2,291	2,201	2,291	2,201

	5,825	4,732	7,030	5,352

34. Other liabilities

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Trade and other payables	1,762	2,271	1,283	1,452
Deferred income	8	66	—	—

	1,770	2,337	1,283	1,452

35. Provisions

	Group
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2008	95	36	131
Disposal of subsidiary undertakings	—	(2)	(2)
Additional provisions	—	58	58
Provisions released	(40)	(1)	(41)
Used during the year	(14)	(25)	(39)

At 31 December 2008	41	66	107

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	36	63	99
In more than 12 months	5	3	8

	41	66	107

	Company
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2008	95	5	100
Additional provisions	—	56	56
Provisions released	(39)	—	(39)
Used during the year	(14)	(4)	(18)

At 31 December 2008	42	57	99

Financial Statements
Notes to the Financial Statements continued

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	37	57	94
In more than 12 months	5	—	5

	42	57	99

	Group
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2007	153	27	180
Additional provisions	—	1	1
Provisions released	—	(1)	(1)
Used during the year	(58)	(7)	(65)
Reclassifications	—	16	16

At 31 December 2007	95	36	131

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	55	26	81
In more than 12 months	40	10	50

	95	36	131

	Company
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2007	151	6	157
Used during the year	(56)	(1)	(57)

At 31 December 2007	95	5	100

	Misselling	Other	Total
To be settled:	£m	£m	£m

Within 12 months	55	1	56
In more than 12 months	40	4	44

	95	5	100

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £17m (2007: nil), comprises the additional provisions of £58m (2007: £1m), less the provisions released of £41m (2007: £1m) in the table above.
     The misselling provision comprises various claims with respect to product misselling. In calculating the misselling provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Further information on misselling provisions can be found in ‘Critical Accounting Policies’ within the Accounting Policies on page 93.
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
     An expense of £8m (2007: £7m, 2006: £4m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2008, 2007 and 2006.
Defined Benefit Pension schemes

The Group operates a number of defined benefit pension schemes. The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund are the principal pension schemes within the Group, covering 41% (2007: 45%, 2006: 47%) of the Group’s employees, and are all funded defined benefit schemes. All are closed schemes, and under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.
     On 31 August 2006, the Company became the legally sponsoring employer of the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund. Employees of these schemes who transferred to Resolution plc upon the sale of the life insurance businesses became deferred members of these schemes.

Financial Statements
Notes to the Financial Statements continued
Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 March 2007 for the Amalgamated Pension Fund, Associated Bodies Pension Fund, Group Pension Scheme and the National & Provincial Building Society Pension Fund and as at 31 December 2006 for the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund.
     In July 2008, as part of the Group’s periodic review of its pension schemes, updated funding arrangements were agreed with the pension scheme Trustees of four schemes.
     The total amount charged to the income statement, including amounts classified in discontinued operations and redundancy costs, is determined as follows:

	Group			Company
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m

Current service cost	55	67	92	42	57	76
Past service cost	16	14	16	16	14	15
Gain on settlements or curtailments	(2)	(10)	(69)	(2)	(10)	(69)
Expected return on pension scheme assets	(237)	(194)	(180)	(236)	(192)	(168)
Interest cost	264	220	211	262	220	197

	96	97	70	82	89	51

The net liability recognised in the balance sheet is determined as follows:

	Group
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(3,955)	(4,581)	(4,264)	(4,354)	(3,686)
Fair value of plan assets	3,159	3,602	3,230	2,974	2,489

Unfunded benefit obligation	(796)	(979)	(1,034)	(1,380)	(1,197)

	Company
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(3,944)	(4,559)	(4,241)	(3,822)	(3,229)
Fair value of plan assets	3,147	3,577	3,208	2,582	2,169

Unfunded benefit obligation	(797)	(982)	(1,033)	(1,240)	(1,060)

Movements in the defined benefit obligations during the year were as follows:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Balance at 1 January	(4,581)	(4,264)	(4,559)	(4,241)
Current service cost	(55)	(67)	(42)	(65)
Interest cost	(264)	(220)	(262)	(220)
Employee contributions	(7)	(8)	(7)	(8)
Past service cost	(16)	(14)	(16)	(14)
Actuarial (loss)/gain	818	(138)	793	(140)
Actual benefit payments	148	120	147	119
Settlement/curtailment	2	10	2	10

Balance at 31 December	(3,955)	(4,581)	(3,944)	(4,559)

Movements in the present value of fair value of scheme assets during the year were as follows:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Balance at 1 January	3,602	3,230	3,577	3,208
Expected return on scheme assets	237	194	236	192
Actuarial gain/(loss) on scheme assets	(862)	33	(836)	32
Company contributions paid (regular)	307	243	294	242
Company contributions paid (special)	16	14	16	14
Employee contributions	7	8	7	8
Actual benefit payments	(148)	(120)	(147)	(119)

Balance at 31 December	3,159	3,602	3,147	3,577

The rate used to discount the retirement benefit obligation is determined to reflect duration of the liabilities based on the annual yield at 31 December of the Sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date, adjusted to match the terms of scheme liabilities using the Bloomberg AA Banks Index.

Financial Statements
Notes to the Financial Statements continued
The amounts recognised in the statement of recognised income and expense for each of the five years indicated were as follows:

	Group
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Experience gain on scheme liabilities	—	—	—	—	13
Actuarial (gain)/loss on scheme liabilities	(818)	146	(228)	436	164
Actuarial (gain)/loss on scheme assets	862	(33)	9	(282)	(107)

	44	113	(219)	154	70

	Company
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Experience gain on scheme liabilities	—	—	—	7	10
Actuarial (gain)/loss on scheme liabilities	(793)	148	(180)	387	133
Actuarial (gain)/loss on scheme assets	836	(32)	—	(242)	(94)

	43	116	(180)	152	49

The actual return on scheme assets was £(625)m (2007: £227m, 2006: £171m). Cumulative net actuarial losses of £162m (2007: £118m, 2006: £5m) have been recognised in the Consolidated Statement of Recognised Income and Expenses.
     The Group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2008, 2007 and 2006. In addition, the Group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.
     The principal actuarial assumptions used for the Group and the Company were as follows:

	Nominal per annum
	2008	2007	2006
	%	%	%

To determine benefit obligations:
-Discount rate for scheme liabilities	6.4	5.8	5.2
- General salary increase	3.5	4.0	4.0
- General price inflation	3.0	3.5	3.0
- Expected rate of pension increase	3.0	3.5	3.0
- Expected rate of return on plan assets at the start of the year	6.7	6.1	6.0

To determine net periodic benefit cost:
- Discount rate	5.8	5.2	4.85
- Expected rate of pension increase	3.5	3.0	2.8
- Expected rate of return on plan assets	6.7	6.1	6.0

The mortality assumption used in preparation of the valuation was the Continuous Mortality Investigation Table PXA 92MCC 2008. The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of equities and bonds set at the beginning of the year, offset by actual returns during the year. Year-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.
     The trustees of the schemes are required under the Pensions Act 2004 to prepare a statement of investment principles. The principal duty of the trustees is to act in the best interest of the members of the schemes and they have developed the following investment objectives for their defined benefit sections:
>	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules.
>	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation.
>	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.
The statement of investment principles has set the target allocation of plan assets at 48% Equities, 30% Bonds and 22% Gilts for 2008, 2007 and 2006, which was changed from 2005 when a 50% Equity, 30% Bonds and 20% Gilts policy was in place.
     The expected rates of return by asset class used to calculate the expected return for 2008 are Equities 8.3% (2007: 7.7%, 2006: 7.8%), Bonds 5.8% (2007: 5.1%, 2006: 4.8%) and Gilts 4.4% (2007: 4.3%, 2006: 4.0%). The overall long-term rate of return on the assets employed has been determined after considering projected movements in asset indices.
     The categories of assets in the scheme as a percentage of total scheme assets for Group and Company are as follows:

	2008	2007
	%	%

UK equities	20	24
Overseas equities	19	20
Corporate bonds	29	30
Government Fixed Interest	16	12
Government Index Linked	13	10
Others	3	4

	100	100

Financial Statements
Notes to the Financial Statements continued
The Group currently expects to contribute £241m to its defined benefit pension schemes in 2009. The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m

2009	153
2010	165
2011	178
2012	191
2013	206
Five years ended 2018	1,290

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
     As part of revised arrangements relating to the funding of the Group’s defined benefit pension schemes, £970m of securities classified as available-for-sale have been pledged during the year to cover the group’s obligations.
37. Contingent liabilities and commitments
The estimated maximum exposure in respect of contingent liabilities and commitments is:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

Guarantees given to subsidiaries	—	—	105,022	101,785
Guarantees given to third parties	369	3,589	—	—
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	1,883	1,928	1,883	1,925
- More than one year	6,672	5,392	3,688	3,150

	8,924	10,909	110,593	106,860

	Group		Company
	2008	2007	2008	2006
	£m	£m	£m	£m

Other contingent liabilities	8	8	8	8

Unauthorised overdraft fees
The Group, in line with other UK banks and building societies, levies charges on current account customers, for example when a customer goes overdrawn (if they did not have an arranged overdraft facility) when a customer exceeds their agreed overdraft limit, or when the bank refuses to pay an item if the customer does not have sufficient funds in their account. UK banks and building societies believe these fees are fair and clearly set out in account terms and conditions.
     In common with other banks in the United Kingdom, the Group has received claims and complaints from a large number of customers relating to the legal status and enforceability of current and historic contractual terms in personal current account agreements relating to unarranged overdraft and unpaid item charges (‘Relevant Charges’) and seeking repayment of Relevant Charges that had been applied to their accounts in the past. The claims and complaints are based primarily on the common law penalty doctrine and the Unfair Terms in Consumer Contract Regulations 1999 (the ‘Regulations’). Because of the High Court test case referred to below, most existing and new claims in the County Courts are currently stayed and there is also a UK Financial Services Authority (‘FSA’) waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions.
     On 27 July 2007, following discussions between the Office of Fair Trading (‘OFT’), the Financial Ombudsman Service, the FSA and major UK banks (including Abbey National plc), the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to Relevant Charges.
     The preliminary trial concluded on 8 February 2008 and the judgement was handed down on 24 April 2008. The High Court held that the contractual terms relating to unarranged overdraft charges currently used by the Group (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations. At a subsequent court hearing on 22 and 23 May 2008, the judge granted Abbey National plc and other test case banks permission to appeal his decision that unarranged overdraft charges are assessable for fairness under the Regulations. The appeal hearing concluded in November 2008 and on 26 February 2009 the Court of Appeal upheld the judge’s decision and rejected the appeal.

Financial Statements
Notes to the Financial Statements continued
The test case banks are now likely to take the appeal to the House of Lords. In October 2008 the High Court also delivered its judgement to the effect that terms and conditions previously used by the test case banks are not capable of being penalties but are assessable for fairness under the Regulations. Depending on the outcome of an appeal to the House of Lords, further hearings may be required in order for the Court to determine the fairness of the charges.
     The issues relating to the legal status and enforceability of the Relevant Charges are complex. The Company maintains that its Relevant Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The Group cannot, however, at this stage predict with any certainty if, or for how long, the stays, waiver and standstill referred to above will remain in place. Nor can it at this stage predict with any certainty the timing or substance of the final outcome of the customer claims and complaints, any appeals and any further stages of the test case. It is unable reliably to estimate the liability, if any, which may arise as a result of or in connection with these matters or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’), the UK’s statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations as they fall due. As a result of the failure of a number of deposit-taking institutions during the second half of 2008, the FSCS now stands as a creditor of Bradford & Bingley plc and the administrations of Heritable Bank, Kaupthing Singer & Friedlander and Landsbanki ‘Icesave’. The FSCS has borrowed from HM Treasury to fund the compensation costs associated with those failures. These borrowings are currently on an interest-only basis until September 2011.
     The FSCS fulfils its obligations by raising management expenses levies and compensation levies on the industry. In relation to compensation relating to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits, subject to a threshold set by the Financial Services Authority establishing the maximum that FSCS can levy for compensation in any one year. The limit on the FSCS management expenses for the three years from September 2008 in relation to the above-mentioned failures has been capped at £1bn per annum. The FSCS has the power to raise levies on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised (so called ‘exit levies’) for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The Group has accrued for its share of management expenses levies for the 2008/9 and 2009/10 levy years in the amount of £63m.
     The FSCS will receive funds from asset sales, surplus cashflow, or other recoveries from each of the above-named banks. These recoveries will be used to reduce the principal amount outstanding on the FSCS’s borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments) relating to the above-named banks. As a consequence, the amount of the principal which the FSCS will levy to deposit-taking institutions is not yet known and is unlikely to be determined until 2011. No provision for compensation levies, which could be significant, has been made in these Consolidated Financial Statements.
Overseas tax claim
Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following modifications to the demand, its nominal amount stands at £80m at the balance sheet exchange rate (2007: £61m). At 31 December 2008, additional interest in relation to the demand could amount to £34m at the balance sheet exchange rate (2007: £24m). Abbey National Treasury Services plc received legal advice that it had strong grounds to challenge the validity of the demand. In September 2006, Abbey National Treasury Services plc won its case at the first stage of the litigation process. In January 2007, the tax authority appealed this decision. However, in December 2006, a ruling was published of a similar case unconnected to the Group but which might affect Abbey National Treasury Services plc’s position. In this instance, the courts ruled against the taxpayer.
Regulatory
The Group engages in discussion, and fully co-operates with the UK Financial Services Authority in their enquiries, including those exercised under statutory powers, regarding its interaction with past and present customers and policyholders both as part of the UK Financial Services Authority’s general thematic work and in relation to specific products and services.
Other
As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers.
Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £17,139m at 31 December 2008 (2007: £33,774m) are offset by a contractual right to receive stock under other contractual agreements.
Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.

Financial Statements
Notes to the Financial Statements continued
Operating lease commitments

	Group	Company
	£m	£m

Rental commitments under operating leases expiring:
- No later than 1 year	104	98
- Later than 1 year but no later than 5 years	396	369
- Later than 5 years	597	549

	1,097	1,016

At 31 December 2008, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate minimum lease payments:

	Group	Company
Year ended 31 December:	£m	£m

2009	104	98
2010	105	99
2011	106	100
2012	100	93
2013	85	78
Total thereafter	597	549

Under the terms of these leases, the Group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Group has the option to reacquire the freehold of certain properties.
     Group rental expense comprises:

	Group
	2008	2007	2006
	£m	£m	£m

In respect of minimum rentals	95	96	105
Less: sub-lease rentals	—	—	—

	95	96	105

Associates
The Group’s share of associates’ contingent liabilities amounted to £775m as at 31 December 2008. Alliance and Leicester plc, a significant associate of the Company at 31 December 2008, is also affected by the test case referred to above in relation to unauthorised overdraft fees. It too is unable reliably to estimate the liability, if any, which may arise as a result of or in connection with those matters, or their effect on its consolidated net assets, operating results or cash flows in any particular period.
Appropriate provisions are maintained to cover the above matters.
38. Share capital

	Ordinary shares of	Preference shares	Preference shares	Preference shares
	10 pence each	of £1 each	of US $0.01 each	of Euro0.01 each	Total
	£m	£m	£m	£m	£m

Share capital
Authorised share capital
At 1 January 2008	175	1,000	6	6	1,187
Increase	2,300	—	—	—	2,300

At 31 December 2008	2,475	1,000	6	6	3,487

At 1 January and 31 December 2007	175	1,000	6	6	1,187

Issued and fully paid share capital
At 1 January 2008	148	325	—	—	473
Shares issued	1,000	—	—	—	1,000

At 31 December 2008	1,148	325	—	—	1,473

At 1 January and 31 December 2007	148	325	—	—	473

Share premium account
At 1 January 2008	1,857	—	—	—	1,857
Shares issued	—	—	—	—	—

At 31 December 2008	1,857	—	—	—	1,857

At 1 January and 31 December 2007	1,857	—	—	—	1,857

The Company has one class of ordinary shares which carry no right to fixed income.

Financial Statements
Notes to the Financial Statements continued
On 12 October 2008, Banco Santander, S.A. agreed to inject capital of £1bn into the Company fulfilling its agreed commitment to the UK Government’s banking support scheme announced on 8 October 2008. Consequently, on 12 October 2008, the authorised share capital of the Company was increased by £1bn consisting of ten billion ordinary shares of 10 pence each and these shares were issued at par, to Banco Santander, S.A. on the same date.
     On 16 December 2008, the authorised share capital was further increased by £1.3bn consisting of 13 billion ordinary shares of 10 pence each.
39. Retained earnings and minority interest
Movements in retained earnings were as follows:

	Group		Company
	2008	2007	2008	2007
	£m	£m	£m	£m

At 1 January	1,339	1,111	586	694
Profit for the year	811	685	1,328	351
Post-tax actuarial movement on defined benefit pension schemes	(33)	(98)	(31)	(100)
Gains/(losses) on available for sale securities	5	13	(4)	12
Gains on available for sale securities transferred to profit or loss on sale	—	(1)	—	(1)
Exchange differences on translation of foreign operations	28	(1)	—	—
Equity dividends proposed	(450)	(370)	(450)	(370)

At 31 December	1,700	1,339	1,429	586

The balance of the available-for-sale reserve included in retained earnings at 31 December 2008 was £28m (2007:£20m).
Movements in minority interest were as follows:

	Group
	2008	2007
	£m	£m

At 1 January	98	—
Share of profit	8	98

At 31 December	106	98

Analysis of dividends paid is as follows:

	Group			Company
	2008	2007	2006	2008	2007	2006
	Pence per	Pence per	Pence per	Pence per	Pence per	Pence per
	Share	Share	Share	Share	Share	Share

Ordinary shares (equity):
2006 interim	—	—	13.93	—	—	13.93
2007 interim	13.46	—	—	13.46	—	—
2007 interim	11.44	—	—	11.44	—	—
July 2008 interim	15.14	—	—	15.14	—	—

	40.04	—	13.93	40.04	—	13.93

40. Cash flow statement
a) Reconciliation of profit/(loss) before tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2008	2007(1)	2006(1)	2008	2007(1)	2006(1)
	£m	£m	£m	£m	£m	£m

Profit/(loss) for the year	819	685	68	1,328	351	(128)
Non-cash items included in net profit
(Increase)/decrease in prepayments and accrued income	(126)	(105)	(91)	(902)	(353)	(91)
Increase/(decrease) in accruals and deferred income	346	531	176	1,260	411	(64)
Depreciation and amortisation	202	205	217	81	72	79
(Profit)/loss on sale of subsidiary and associated undertakings	(40)	—	223	—	—	—
Amortisation of premiums/(discounts) on debt securities	(21)	—	—	—	—	—
Change in value of in-force Life Assurance Business	—	—	96	—	—	—
Provisions for liabilities and charges	17	—	63	16	—	159
Provision for impairment	394	388	413	302	346	375
Other non-cash items	525	288	28	1,281	(30)	(207)

	2,116	1,992	1,193	3,366	797	123

Financial Statements
Notes to the Financial Statements continued

	Group			Company
	2008	2007(1)	2006(1)	2008	2007(1)	2006(1)
Changes in operating assets and liabilities	£m	£m	£m	£m	£m	£m

Net decrease/(increase) in trading assets	8,965	(695)	(938)	—	—	—
Net (increase)/decrease in derivative assets	(22,330)	(1,615)	2,512	(2,046)	(43)	581
Net decrease/(increase) in financial assets designated at fair value	469	(3,107)	(933)	(39,863)	(7,434)	724
Net (increase)/decrease in loans and advances to banks and customers	(27,893)	(8,908)	(9,914)	(38,835)	(1,641)	(20,801)
Net (increase)/decrease in other assets	(189)	1,914	(360)	108	357	(166)
Net (increase/decrease in deferred acquisition costs	—	—	(3)	—	—	—
Net increase/(decrease) in deposits by banks and deposits by customers	4,182	4,104	2,344	123,614	13,813	13,809
Net increase/(decrease) in derivative liabilities	16,378	(287)	(1,046)	4,342	370	58
Net (decrease)/increase in trading liabilities	(14,054)	(2,850)	4,834	739	—	—
Net (decrease)/increase in financial liabilities designated at fair value	(2,591)	(619)	679	—	—	—
Net decrease in insurance contract liabilities	—	—	(1,832)	—	—	—
Net decrease in investment contract liabilities	—	—	(53)	—	—	—
Net increase/(decrease) in debt issued	5,027	368	5,879	—	(3)	—
Net (decrease)/increase in other liabilities	(807)	(20)	(675)	(586)	(315)	(134)
Effects of exchange rate differences	8,569	396	(1,196)	897	—	(108)

Net cash flow (used in)/from operating activities before tax	(22,158)	(9,327)	491	51,736	5,901	(5,914)
Income tax received/(paid)	43	(5)	(60)	80	48	56

Net cash flow (used in)/from operating activities	(22,115)	(9,332)	431	51,816	5,949	(5,858)

(1)	Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 85.
b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group			Company
	2008	2007(1)	2006(1)	2008	2007(1)	2006(1)
	£m	£m	£m	£m	£m	£m

Cash and balances with central banks	2,464	1,038	888	2,456	1,032	888
Debt securities	5,208	5,819	8,026	—	—	—
Net trading other cash equivalents	5,479	24,989	29,644	—	—	—
Net non trading other cash equivalents	12,155	2,210	524	58,747	9,562	4,319

Cash and cash equivalents	25,306	34,056	39,082	61,203	10,594	5,207

(1)	Amended for the change in accounting policy for cash equivalents described in the Accounting Policies on page 85.
c) Sale of subsidiaries and businesses

	Group
	2008	2007	2006
	£m	£m	£m

Net assets disposed of:
Derivative financial instruments	—	—	1,007
Financial assets designated at fair value	—	—	24,130
Loans and advances to banks	—	—	1,329
Loans and advances to customers	—	—	19
Value of in force business	—	—	1,625
Operating lease assets	2,134	—	—
Current tax accounts	8	—	4
Deferred tax asset	—	—	1
Other assets	60	—	1,903
Deposits by banks	(8)	—	(609)
Deposits by customers	—	—	(3)
Financial liabilities designated at fair value	—	—	(544)
Debt securities in issue	—	—	(67)
Subordinated liabilities	—	—	(334)
Insurance and reinsurance liabilities	—	—	(19,647)
Other liabilities	(163)	—	(1,151)
Investment contract liabilities	—	—	(3,253)
Other provisions	(2)	—	—
Current tax liabilities	(19)	—	(34)
Deferred tax liabilities	(446)	—	(406)
Retirement benefit obligations	1	—	(2)

	1,565	—	3,968
Profit/ (loss) on disposal	40	—	(223)

	1,605	—	3,745

Satisfied by:
Cash and cash equivalents	1,605	—	3,745
Less: Cash and cash equivalents in subsidiary sold	—	—	(4,110)

Net cash inflow of sale	1,605	—	(365)

Financial Statements
Notes to the Financial Statements continued
On 8 December 2008, the Group completed the disposal of Porterbrook, its rolling stock leasing business, by the sale of 100% of Porterbrook Leasing Company Limited and its subsidiaries to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds TSB, for a cash consideration of approximately £1.6bn.
     In addition, as described in Note 20, on 17 December 2007, the Company sold 49% of its shareholding in Santander Private Banking UK Limited to a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m. Further, in 2007, recoveries of £5m were received in respect of subsidiaries sold in 2003.
d) Acquisitions of subsidiaries and businesses

Group
2008
Net assets acquired:	£m

Cash and balances at central banks	18,613
Loans and advances to banks	1,624
Available for sale securities	3
Other intangible assets	4
Property, plant and equipment	44
Other assets	428
Customer accounts	(20,434)
Other liabilities	(7)
Current tax liabilities	(4)

Net identified assets and liabilities	271
Goodwill	341

Consideration	612

Satisfied by:
Cash and cash equivalents	612
Less: Cash and cash equivalents in businesses acquired	(18,613)

Net cash (inflow) acquired	(18,001)

In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees transferred, under the provisions of the UK Banking (Special Provisions) Act 2008, to the Company. All of Bradford & Bingley plc’s customer loans and treasury assets, including all its mortgage assets, were taken into public ownership. The transfer to the Company consisted of the £20bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital relating to offshore entities.
e) Discontinued operations
The life insurance businesses that were sold in 2006, which constitute the Sold Life Businesses segment, qualify as discontinued operations. The net cash flows attributable to the operating, investing and financing activities of discontinued operations in 2006 were £554m, nil, and nil respectively.
41. Collateral pledged and received
The Group provides assets as collateral in the following areas of the business.
     The Company enters into securitisation transactions whereby portfolios of residential mortgage loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2008 £44,142m (2007: £29,494m) of residential mortgage loans were so assigned.
     In 2005, the Company also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2008 £20,879m (2007: £3,170m) of residential mortgage loans had been so secured.
     Collateral is also provided by Abbey National Treasury Services plc in the normal course of its derivative business to counterparties. At 31 December 2008 £1,646m (2007: £683m) of such collateral in the form of cash had been provided.
     As part of structured transactions entered into by subsidiaries of the Company, assets are provided as collateral. At 31 December 2008 £844m (2007: £2,035m) of assets had been provided in relation to these transactions.
     Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-105% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2008 was £30,134m (2007: £37,455m).

Financial Statements
Notes to the Financial Statements continued
Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the companies receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The companies are permitted to sell or repledge the collateral held. At 31 December 2008, the fair value of such collateral was £26,987m (2007: £48,015m) of which £26,987m (2007: £48,015m) was sold or repledged. The companies have an obligation to return the collateral that it has sold or pledged with a fair value of £26,987m (2007: £48,015m).
     As part of revised arrangements relating to the funding of the Group’s defined benefit pension schemes, £968m of securities classified as available-for-sale have been pledged during the year to cover the group’s obligations.
42. Share-based compensation
The Group granted share options to executive officers and employees under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme prior to being acquired by Banco Santander, S.A. on 12 November 2004. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met. Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. All of the share options prior to 12 November 2004 relate to shares in the Company. After 12 November 2004, all share options relate to shares in Banco Santander, S.A. On 12 November 2004 all holders of options in ordinary shares of the Company were given the option to exercise their options, to cancel their options in return for a cash payment or to transfer their options to options in shares of Banco Santander, S.A.. The options over Banco Santander, S.A. shares are accounted for as cash settled share-based transactions. On acquisition of the Company by Banco Santander, S.A. there was no fair value adjustment of options modified to rights over Banco Santander, S.A. shares. From 12 November 2004 the Group has purchased Banco Santander, S.A. shares on the open market in order to settle these share based compensation obligations.
     In response to employee feedback, and in support of the Human Resources strategy, the Group introduced its first Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue and Customs approved Sharesave Scheme was launched in September 2008. Employees were given the option of saving between £5 and £250 per month for a three or five year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days in September 2008.
     The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £3m (2007: £68m, 2006: £54m). Cash received from the exercise of share options and the actual tax benefits realised from tax deductions were £14m (2007:£6m, 2006: £18m) and £4m (2007: £2m, 2006: £6m), respectively.
     The fair value of each option for 2008, 2007 and 2006 has been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

	2008	2007	2006

Risk free interest rate	2.9%-6.5%	5.0%-5.8%	4.5%-5.0%
Dividend growth, based solely upon average growth since 1989	10%	10%	10%
Volatility of underlying shares based upon historical volatility over five years	20.2%-29.6%	19.80%-26.90%	17.70%-19.85%
Expected lives of options granted under:
- Employee Sharesave 3, 5 & 7 year schemes	3, 5 & 7 years	3, 5 & 7 years	3, 5 & 7 years
- Executive Share Option scheme	10 years	10 years	10 years
- Medium term incentive plan	—	3 years	3 years
- Long term incentive plans	3 years	3 years	—

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

Financial Statements
Notes to the Financial Statements continued
The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period.

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	‘000s	£	‘000s	£	‘000s	£

2008
Options outstanding at the start of the year	144	4.15	5,684	3.18	—	—
Options granted during the year	—	—	5,197	7.69	—	—
Options exercised during the year	(11)	4.14	(4,507)	3.07	—	—
Options forfeited during the year	(121)	4.11	(231)	4.11	—	—
Options expired during the year	—	—	(1)	8.07	—	—
Options outstanding at the end of the year	12	4.54	6,142	7.00	—	—
Options exercisable at the end of the year	12	4.54	—	—	—	—

2007
Options outstanding at the start of the year	178	4.11	7,638	3.32	—	—
Options exercised during the year	(34)	3.96	(1,501)	3.81	—	—
Options forfeited during the year	—	—	(419)	3.25	—	—
Options expired during the year	—	—	(34)	5.92	—	—
Options outstanding at the end of the year	144	4.15	5,684	3.18	—	—
Options exercisable at the end of the year	144	4.15	—	—	—	—

2006
Options outstanding at the start of the year	270	4.08	13,799	3.38	54	5.90
Options exercised during the year	(92)	4.01	(5,095)	3.36	(33)	5.90
Options forfeited during the year	—	—	(897)	3.42	—	—
Options expired during the year	—	—	(169)	6.05	(21)	5.90
Options outstanding at the end of the year	178	4.11	7,638	3.32	—	—
Options exercisable at the end of the year	178	4.11	—	—	—	—

The intrinsic value of the options exercised and the fair value of the shares vested during the year were £31m (2007: £3m, 2006: £25m) and £11m (2007: £3m, 2006: £37m), respectively.
Executive Share Option scheme
The following table summarises information about the options outstanding at 31 December 2008.

	Options outstanding			Options exercisable
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual life	exercise price	Number	exercise price
Range of exercise prices	‘000s	years	£	‘000s	£

Between £3 and £4	—	—	—	—	—
Between £4 and £5	12	5	4.54	12	4.54

The following table summarises information about the options outstanding at 31 December 2007.

	Options outstanding			Options exercisable
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual life	exercise price	Number	exercise price
Range of exercise prices	‘000s	years	£	‘000s	£

Between £3 and £4	70	5	3.73	70	3.73
Between £4 and £5	74	6	4.54	74	4.54

Employee Sharesave scheme
Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.
     In response to employee feedback, and in support of the Human Resources strategy, the Group introduced its first Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue and Customs approved Sharesave Scheme was launched in September 2008. Employees were given the option of saving between £5 and £250 per month for a three or five year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days of September 2008.
Employee Share Option scheme
All outstanding options under the Employee Share Option scheme expired on 8 August 2006. Accordingly, none were outstanding at 31 December 2008, 2007 and 2006. Movements in the share options for 2006 are contained in the summary table above.

Financial Statements
Notes to the Financial Statements continued
Medium Term Incentive Plan
See Note 44 for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Medium Term Incentive Plan.

Number of awards
granted
2008	000s

Conditional awards outstanding at the beginning of the year	2,220
Conditional awards granted during the year	—
Conditional awards forfeited during the year	(29)
Conditional awards vested during the year	(2,191)

Conditional awards outstanding at the end of the year	—

Number of awards
granted
2007	000s

Conditional awards outstanding at the beginning of the year	2,537
Conditional awards forfeited during the year	(317)

Conditional awards outstanding at the end of the year	2,220

Awards with a value of £19m vested during the year (2007: nil, 2006: nil).
Long Term Incentive Plan
See Note 44 for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Long Term Incentive Plan.

Number of awards
granted
2008	000s

Conditional awards outstanding at the beginning of the year	3,092
Conditional awards granted during the year	1,803
Conditional awards forfeited during the year	(215)

Conditional awards outstanding at the end of the year	4,680

Number of awards
granted
2007	000s

Conditional awards outstanding at the beginning of the year	—
Conditional awards granted during the year	3,092
Conditional awards forfeited during the year	—

Conditional awards outstanding at the end of the year	3,092

The weighted average grant-date fair value of conditional awards granted during the year was £4.24 (2007: £4.23).
     At 31 December 2008, the weighted average remaining contractual life was two years.
43. Directors’ emoluments and interests
Ex gratia pensions paid to former Directors of the Company in 2008, which have been provided for previously, amounted to £22,341 (2007: £21,524, 2006: £26,998). In 1992, the Board decided not to award any new such ex gratia pensions.
     There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

		Aggregate amount
	Number of	outstanding
Other Key Management Personnel* - Loans	persons	£000

2008	2	647

2007	1	806

*	Other Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of its parent company, Banco Santander, S.A. who served during the year. The above excludes any overdraft facilities provided to Directors, other Key Management Personnel and their connected persons in the ordinary course of business.
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

Financial Statements
Notes to the Financial Statements continued
44. Related party disclosures
Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with the Group in the course of normal banking and life assurance business.

	Number of directors	Amounts in respect of directors,
	and Other Key	Other Key Management Personnel(1)
	Management	and their connected persons
2008	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	806
Net movements in the year	4	(159)

Loans outstanding at 31 December	5	647

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	12	5,565
Net movements in the year	4	(1,102)

Deposit, bank and instant access accounts and investments at 31 December	16	4,463

Life assurance policies
Life assurance policies at 1 January	2	1,600
Net movements in the year	(1)	(574)

Life assurance policies at 31 December	1	1,026

	Number of directors	Amounts in respect of directors,
	and Other Key	Other Key Management Personnel(1)
	Management	and their connected persons
2007	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	2	1,281
Net movements in the year	(1)	(475)

Loans outstanding at 31 December	1	806

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	14	2,588
Net movements in the year	(2)	2,977

Deposit, bank and instant access accounts and investments at 31 December	12	5,565

Life assurance policies
Life assurance policies at 1 January	6	1,515
Net movements in the year	(4)	85

Life assurance policies at 31 December	2	1,600

(1)	Other Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of its parent company, Banco Santander, S.A., who served during the year.
In 2008, two Directors undertook sharedealing transactions through the Group’s execution only stockbroker subsidiary (2007: one Director) with an aggregate net value of £680,096. Any transactions were on normal business terms and standard commission rates were payable.
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
Remuneration of Key Management Personnel
The remuneration of the Directors, and Other Key Management Personnel of the Group, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in the ‘Directors’ Remuneration’ table in the Directors’ Report on page 63.

	2008	2007	2006
Key management compensation	£	£	£

Short-term employee benefits	13,016,060	11,602,405	15,076,922
Post employment benefits	306,902	77,814	89,753
Other long term benefits	—	—	—
Termination benefits	—	—	548,692
Share-based payments	1,572,973	1,101,786	904,217

	14,895,935	12,782,005	16,619,584

Financial Statements
Notes to the Financial Statements continued
Medium Term Incentive Plan
Under the Medium Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel and other nominated individuals were granted a conditional award of shares in Banco Santander, S.A.. The amount of shares participants would receive at the end of the three-year period depended on the performance of the Group in this period. The performance conditions were linked to the Group’s three-year plan. Performance was measured in two ways, half of the award depended on the Group achieving an attributable profit target for the 2007 financial year, and the remainder depended on the achievement of a revenue target for the 2007 financial year. Both performance conditions were achieved, resulting in a full award of shares to participants in March 2008.
Long Term Incentive Plan
In 2008, two Executive Directors (2007: three) and six other Key Management Personnel (2007: seven) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long Term Incentive Plan for a total fair value of £1,325,592 (2007: £2,884,471) based on the closing share price on 20 June 2008 of Euro 11.96 (2007: Euro 14.79). The value attributable to the current year of these conditional awards is included in share based payments above. Under the Santander Long Term Incentive Plans granted on 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined above) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A. The amount of shares participants will receive throughout a three year period (2007: a three year period) depends on performance of Banco Santander, S.A. during this period. All awards under the Santander Long Term Incentive Plan will depend on Santander’s Total Shareholder Return and Earnings Per Share performance against a competitor benchmark group. Provided the performance conditions are met, 100% of the 2008 conditional award of shares will vest in 2011. 40% of the 2007 conditional award of shares will vest in July 2009 with the remaining 60% vesting in July 2010.
Parent undertaking and controlling party
The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A.. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander, S.A. copies of which may be obtained from Santander Shareholder Department, Abbey National House, 2 Triton Square, Regent’s Place, London, NW1 3AN.
Transactions with related parties
During the year, the Group entered into the following transactions with related parties:

	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2008	2007	2006	2008	2007	2006	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(537)	(293)	(23)	509	327	80	11,021	2,238	(2,337)	(7,388)
Fellow subsidiaries	(383)	(171)	(28)	377	24	84	6,065	3,031	(1,795)	(351)
Associates	(23)	(19)	—	2	5	2	10,125	3	(150)	(8)

	(943)	(483)	(51)	888	356	166	27,211	5,272	(4,282)	(7,747)

During the year, the Company entered into the following transactions with related parties:

	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2008	2007	2006	2008	2007	2006	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(55)	(91)	(21)	—	—	7	1,004	1,018	(230)	(373)
Subsidiaries	(6,654)	(2,072)	(1,611)	8,312	4,532	3,592	165,557	39,464	(198,369)	(95,553)
Fellow subsidiaries	(261)	(106)	(3)	253	17	61	352	13	(320)	(228)
Associates	(2)	—	—	—	—	—	334	—	(2)	—

	(6,972)	(2,269)	(1,635)	8,565	4,549	3,660	167,247	40,495	(198,921)	(96,154)

In addition, transactions with pension schemes operated by the Group are described in Note 36.
     In December 2008, following the acquisition by Banco Santander, S.A. of Alliance & Leicester plc, Abbey National plc injected £950m of capital into Alliance & Leicester plc through a subscription of: (i) 234,113,712 new Alliance & Leicester plc ordinary shares for cash at £2.99 per ordinary share; (ii) US$220m undated subordinated notes issued by Alliance & Leicester plc; and (iii) euro 115m undated subordinated notes issued by Alliance & Leicester plc. Previously, in October 2008, Abbey subscribed for US$100m undated floating rate subordinated notes issued by Alliance & Leicester plc. As a result of the subscription of ordinary shares, Abbey National plc held 35.6% of the issued ordinary share capital of Alliance & Leicester plc at 31 December 2008.
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
45. Events after the reporting period
On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. transferred all of its shares in Alliance & Leicester plc (a major UK financial services group that offers a broad range of financial services and products to personal and commercial customers) to Abbey National plc in exchange for Abbey National plc ordinary shares. The result of this was to increase Abbey National plc’s holding of 35.6% of Alliance & Leicester plc’s equity voting interests to 100%. Accordingly, Abbey National plc is now the immediate parent company of Alliance & Leicester plc.
     A summary of the net assets at 31 December 2008 is as follows:

Book value
£m

Loans and advances to banks	1,239
Loans and advances to customers	51,402
Loans and receivables	14,250
Available for sale securities	1,658
Other assets	6,699
Deposits by banks	(11,516)
Deposits by customers	(39,765)
Debt securities in issue	(17,477)
Other liabilities	(4,662)

1,828

The contingent liabilities assumed included guarantees, liquidity facilities and irrevocable letters of credit, and exposures under the Financial Services Compensation Scheme. In addition, Alliance & Leicester plc will be bound by the outcome of the test case on unauthorised overdraft fees described in Note 37.
     The transfer of Alliance & Leicester plc to Abbey National plc from Banco Santander, S.A. in exchange for Abbey National plc ordinary shares represents a combination of entities under common control outside the scope of IFRS 3 ‘Business Combinations’. The initial accounting for this transaction is incomplete given its recent closing date. It has not yet been possible to establish the fair value of the shares issued which form the total consideration transferred, as these shares are not traded in an active market. It has also not yet been possible to establish the fair value of each major class of assets acquired and liabilities assumed, including contingent liabilities, and the amount of goodwill, if any, to be recognised.
     The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Alliance & Leicester plc incurred prior to 31 July 2012 under a deed poll guarantee entered into by the Company on 19 March 2009. Alliance & Leicester plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 31 July 2012 on the same date. It has not yet been practicable to estimate the financial effect of the deed poll guarantee given by the Group due to its recent completion.
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

	Group
2008	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	2,464	2,464	—
Loans and advances to banks	24,301	24,426	125
Loans and advances to customers	129,023	133,856	4,833
Liabilities
Deposits by banks	3,337	3,337	—
Deposits by customers	99,246	99,758	(512)
Debt securities in issue	41,178	41,069	109
Other borrowed funds	2,076	926	1,150
Subordinated liabilities	5,826	4,201	1,625

Financial Statements
Notes to the Financial Statements continued

	Company
2008	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	2,456	2,456	—
Loans and advances to banks	116,486	116,777	291
Loans and advances to customers	123,319	128,148	4,829
Liabilities
Deposits by banks	124,846	126,612	(1,766)
Deposits by customers	155,466	156,016	(550)
Other borrowed funds	905	485	420
Subordinated liabilities	7,030	4,708	2,322

	Group
2007	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	1,038	1,038	—
Loans and advances to banks	3,441	3,441	—
Loans and advances to customers	112,147	112,824	677
Liabilities
Deposits by banks	7,923	7,923	—
Deposits by customers	69,650	69,754	(104)
Debt securities in issue	35,712	35,399	313
Other borrowed funds	1,419	1,620	(201)
Subordinated liabilities	4,732	4,698	34

	Company
2007	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	1,032	1,032	—
Loans and advances to banks	40,685	40,685	—
Loans and advances to customers	110,976	111,653	677
Liabilities
Deposits by banks	59,798	60,019	(221)
Deposits by customers	95,686	95,791	(105)
Other borrowed funds	834	1,022	(188)
Subordinated liabilities	5,352	5,361	(9)

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated.
Fair value measurement
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Valuation adjustments are an integral component of the fair value estimation process and are taken on individual positions where either the absolute size of the trade or other specific features of the trade or the particular market (such as counterparty credit risk, concentration or market liquidity) require more than the simple application of pricing models. Further information on fair value measurement can be found in ‘Critical Accounting Policies’ within the Accounting Policies on page 87.
Fair value management
The fair value exposures, as tabled above, are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The approach to specific categories of financial instruments is described below.
Assets:
Cash and balances at central banks/Loans and advances to banks
The carrying amount of cash and balances at central banks is deemed a reasonable approximation of the fair value. The fair value of loans and advances to banks has been estimated using in-house pricing models.
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

Financial Statements
Notes to the Financial Statements continued
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
Liabilities:
Deposits by banks
The carrying value is deemed a reasonable approximation of the fair value, because they are short term in nature.
Deposits by customers
The majority of deposit liabilities are payable on demand and therefore can be deemed short term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Group’s customers, the Directors believe there is significant value to the Group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities.
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
Net gains and losses on financial instruments

	Group
	2008	2007	2006
	£m	£m	£m

Financial assets and liabilities at fair value through profit or loss on initial recognition	481	(14)	(73)
Financial assets and liabilities held for trading	(53)	85	430
Loans and receivables	7,754	6,974	5,599
Available for sale	33	18	1
Financial liabilities held at amortised cost	(6,093)	(5,292)	(4,388)

	2,122	1,771	1,569

47. Capital management and resources
Capital management and capital allocation
The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Chief Executive and from him to specific individuals who are members of the Group’s Asset and Liability Management Committee (‘ALCO’).
     ALCO adopts a centralised capital management approach that is driven by the Group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Group operates, the Group’s risk appetite, the management strategy for each of the Group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Group’s capital requirements. This approach is reviewed annually as part of the Group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).
     The Group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly at ALCO and as part of the ICAAP process. To support its capital and senior debt issuance programs, the Group is rated on a standalone basis.
     On an ongoing basis, and in accordance with the latest ICAAP review, the Group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process and the need to have access to a capital buffer. Capital allocation decisions are made as part of planning based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received.
     This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Group’s capital needs.
Capital adequacy
From 1 January 2008, the Group has managed its capital on a Basel II basis. Throughout 2008, the Group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Financial Statements
Notes to the Financial Statements continued
Group Capital

	Basel II	Basel I
	31 December 2008	31 December 2007
	£m	£m

Core Tier 1 capital	4,694	3,808
Deductions from Core Tier 1 capital	(792)	(90)

Total Core Tier 1 capital after deductions	3,902	3,718
Other Tier 1 capital	1,485	1,253

Total Tier 1 capital after deductions	5,387	4,971

Tier 2 capital	4,766	4,260
Deductions from tier 2 capital	(284)	—

Total Tier 2 capital after deductions	4,482	4,260

Deductions from Tier 1 and Tier 2	(988)	(1,434)

Total Capital Resources	8,881	7,797

Tier 1 includes audited profits for the years ended 31 December 2008 and 31 December 2007 respectively after adjustment to comply with FSA rules. The change to Basel II reduced the capital resources by £0.5bn. This is attributed to the introduction of expected losses into the capital resources calculation. This reduction is partly offset by a change in the treatment of securitised residential mortgages under Basel II.
     The expected losses deduction represents the difference between expected loss calculated in accordance with the Group’s Retail IRB and AIRB models, and the impairment provisions calculated in accordance with IFRS. Details of the Group’s accounting policy for credit provisions are set out in the Accounting Policies Note on page 83. Expected losses are higher than the impairment provisions as the expected loss amount includes all losses that are anticipated to arise over the twelve months following the balance sheet date, not just those incurred at the balance sheet date.
     At 31 December 2007, in accordance with Basel 1, the Group deducted the capital requirement on securitised residential mortgages from capital resources. From 1 January 2008, in accordance with Basel II, there is no equivalent deduction from capital resources as residential lending risk weighted assets includes securitised mortgage assets.
     The Group and Santander recognise the additional security inherent in Tier 1 capital in the current commercial and regulatory environment. As a result, on 12 October 2008, Banco Santander, S.A. agreed to inject capital of £1bn into Abbey National plc and Alliance & Leicester plc fulfilling its agreed commitment to the UK Government’s banking support scheme announced on 8 October 2008. Consequently, on 12 October 2008, Abbey National plc issued ten billion ordinary shares of 10 pence each and these shares were issued at par to Banco Santander, S.A. on the same date. These ordinary shares qualified as Tier 1 capital for the Group. This capital was, in turn, transferred to Alliance & Leicester plc in late December 2008 as planned. This increase was partly offset by an increase in the pension contributions due to be paid in the next five years and dividends paid. At 31 December 2008 Tier 1 includes the Tier 1 capital of Alliance & Leicester plc on a proportional consolidation basis at that date.
     Tier 1 deductions for goodwill have increased following the purchase of Bradford and Bingley plc’s savings business and branch network, and software capitalised during the year. Other Tier 1 deductions relate to expected losses described above.
     Increases in Tier 2 relate to exchange rate fluctuations and the inclusion of the Tier 2 capital of Alliance & Leicester plc on a proportional consolidation basis. Deductions from Tier 2 represent expected losses described above.
     At 31 December 2008, deductions from Tier 1 and Tier 2 represent lending which is capital in nature. The decrease during the year primarily relates to the securitised residential mortgages which, as described above, are no longer deductions from capital resources under Basel II.
     The overall changes in the fair value of assets and liabilities during 2008 did not have a significant impact on the capital position reported by the Group.
48. Consolidating financial information
Abbey National Treasury Services plc is a wholly owned subsidiary of Abbey National plc and was able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC (the ‘Registration Statement’). The Registration Statement expired in December 2008. The Group is planning on registering a new shelf registration statement. Abbey National plc has fully and unconditionally guaranteed the obligations of Abbey National Treasury Services plc that have been, or will be incurred before 31 July 2012: this guarantee includes all securities issued by Abbey National Treasury Services plc pursuant to the Registration Statement.
     Abbey National Treasury Services plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for (i) The Company on a stand-alone basis as guarantor; (ii) Abbey National Treasury Services plc, on a stand-alone basis (‘ANTS plc’); (iii) other subsidiaries of the Company on a combined basis (‘Other’); (iv) consolidation adjustments (‘Adjustments’); and (v) total consolidated amounts (‘Consolidated’).
     Under IAS 27, the Company and Abbey National Treasury Services plc account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase/(decrease) the results for the year of the Company and Abbey National Treasury Services plc in the information below by £(517)m and £127m, respectively (2007: £334m and £218m, 2006: £196m and £177m). The net assets of the Company and Abbey National Treasury Services plc in the information below would also be increased by £271m and £497m, respectively (2007: £753m and £359m).

Financial Statements
Notes to the Financial Statements continued
Income statements

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2008	£m	£m	£m	£m	£m

Net interest income	1,185	198	391	(2)	1,772
Fee, commission, net trading, and other income	1,807	180	490	(1,245)	1,232

Total operating income	2,992	378	881	(1,247)	3,004
Administration expenses	(1,114)	(136)	(92)	(1)	(1,343)
Depreciation and amortisation	(81)	(3)	(118)	—	(202)
Impairment and provisions	(343)	(26)	27	(23)	(365)

Profit/(loss) on continuing operations before tax	1,454	213	698	(1,271)	1,094
Tax on profit/(loss) on continuing operations	(126)	(10)	(204)	65	(275)

Profit/(loss) for the year from continuing operations	1,328	203	494	(1,206)	819
Profit/(loss) for the year from discontinued operations	—	—	—	—	—

Profit/(loss) for the year	1,328	203	494	(1,206)	819

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2007	£m	£m	£m	£m	£m

Net interest income	1,101	241	162	(5)	1,499
Fee, commission, net trading, and other income	900	22	623	(262)	1,283

Total operating income	2,001	263	785	(267)	2,782
Administration expenses	(1,163)	(129)	(92)	15	(1,369)
Depreciation and amortisation	(72)	(2)	(131)	—	(205)
Impairment and provisions	(346)	4	24	(26)	(344)

Profit/(loss) on continuing operations before tax	420	136	586	(278)	864
Tax on profit/(loss) on continuing operations	(69)	(29)	(89)	8	(179)

Profit/(loss) for the year from continuing operations	351	107	497	(270)	685
Profit/(loss) for the year from discontinued operations	—	—	—	—	—

Profit/(loss) for the year	351	107	497	(270)	685

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2006	£m	£m	£m	£m	£m

Net interest income	983	109	136	—	1,228
Fee, commission, net trading, and other income	574	122	805	(259)	1,242

Total operating income	1,557	231	941	(259)	2,470
Administration expenses	(1,181)	(109)	(130)	—	(1,420)
Depreciation and amortisation	(79)	(3)	(133)	—	(215)
Impairment and provisions	(534)	—	165	(38)	(407)

Profit/(loss) on continuing operations before tax	(237)	119	843	(297)	428
Tax on profit/(loss) on continuing operations	109	(55)	(169)	—	(115)

Profit/(loss) for the year from continuing operations	(128)	64	674	(297)	313
Profit/(loss) for the year from discontinued operations	—	—	(245)	—	(245)

Profit/(loss) for the year	(128)	64	429	(297)	68

Balance sheets

	The Company	ANTS plc	Other	Adjustments	Consolidated
At 31 December 2008	£m	£m	£m	£m	£m

Cash and balances at central banks	2,456	8	—	—	2,464
Trading assets	—	26,389	19,675	(20,578)	25,486
Derivative financial instruments	2,735	32,160	11,213	(13,827)	32,281
Financial assets designated at fair value	47,525	11,005	276	(47,492)	11,314
Loans and advances to banks	116,486	128,035	103,284	(323,504)	24,301
Loans and advances to customers	123,319	25,027	47,820	(67,143)	129,023
Available for sale securities	25	—	980	—	1,005
Macro hedge of interest rate risk	—	1,475	—	—	1,475
Investment in associated undertakings	741	—	—	(6)	735
Investment in subsidiary undertakings	5,222	2,335	2,050	(9,607)	—
Intangible assets	406	6	90	—	502
Property, plant and equipment	569	9	3	—	581
Current tax assets	194	—	1	—	195
Deferred tax assets	458	75	9	(3)	539
Other assets	990	778	73	—	1,841

Total assets	301,126	227,302	185,474	(482,160)	231,742

Deposits by banks	124,846	123,366	21,212	(266,087)	3,337
Deposits by customers	155,466	9,743	57,420	(123,383)	99,246
Derivative financial instruments	5,393	33,511	1,393	(13,988)	26,309
Trading liabilities	739	22,996	36,672	(19,669)	40,738
Financial liabilities designated at fair value	—	4,898	47	—	4,945
Debt securities in issue	—	29,692	58,612	(47,126)	41,178
Other borrowed funds	905	—	1,028	143	2,076
Subordinated liabilities	7,030	—	1,122	(2,326)	5,826
Other liabilities	1,283	83	402	2	1,770
Other provisions	99	—	8	—	107
Current tax liabilities	128	236	153	—	517
Deferred tax liabilities	6	—	143	(63)	86
Retirement benefit obligations	797	—	(1)	—	796

Total liabilities	296,692	224,525	178,211	(472,497)	226,931

Total shareholders equity	4,434	2,777	7,262	(9,662)	4,811

Total liabilities and equity	301,126	227,302	185,473	(482,159)	231,742

Financial Statements
Notes to the Financial Statements continued

	The Company	ANTS plc	Other	Adjustments	Consolidated
At 31 December 2007	£m	£m	£m	£m	£m

Cash and balances at central banks	1,032	7	(1)	—	1,038
Trading assets	—	32,760	34,622	(10,955)	56,427
Derivative financial instruments	689	10,358	1,618	(2,714)	9,951
Financial assets designated at fair value	7,500	11,446	283	(7,446)	11,783
Loans and advances to banks	40,685	57,021	60,124	(154,389)	3,441
Loans and advances to customers	110,976	6,181	35,143	(40,153)	112,147
Available for sale securities	28	45	1,929	(1,962)	40
Macro hedge of interest rate risk	—	220	—	(3)	217
Investment in associated undertakings	33	—	—	(4)	29
Investment in subsidiary undertakings	5,053	2,336	2,925	(10,314)	—
Intangible assets	—	—	90	—	90
Property, plant and equipment	501	13	14	—	528
Operating lease assets	—	—	2,164	—	2,164
Current tax assets	190	—	7	—	197
Deferred tax assets	620	18	27	—	665
Other assets	686	57	165	(2)	906

Total assets	167,993	120,462	139,110	(227,942)	199,623

Deposits by banks	59,798	49,847	17,990	(119,712)	7,923
Deposits by customers	95,687	9,714	43,768	(79,519)	69,650
Derivative financial instruments	1,051	10,457	1,137	(2,714)	9,931
Trading liabilities	—	33,926	27,219	(6,229)	54,916
Financial liabilities designated at fair value	—	7,530	8	—	7,538
Debt securities in issue	—	5,840	37,502	(7,630)	35,712
Other borrowed funds	834	—	737	(152)	1,419
Subordinated liabilities	5,352	—	1,091	(1,711)	4,732
Macro hedge of interest rate risk	3	—	—	(3)	—
Other liabilities	1,452	254	632	(1)	2,337
Other provisions	100	—	31	—	131
Current tax liabilities	137	176	56	—	369
Deferred tax liabilities	6	—	532	6	544
Retirement benefit obligations	982	—	(3)	—	979

Total liabilities	165,402	117,744	130,700	(217,665)	196,181

Total shareholders equity	2,591	2,718	8,410	(10,277)	3,442

Total liabilities and equity	167,993	120,462	139,110	(227,942)	199,623

Cash flow statements

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2008	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	51,816	6,658	(80,589)	—	(22,115)
Net cash flow from / (used in) investing activities	(1,359)	38	19,026	—	17,705
Net cash flow from / (used in) financing activities	152	(161)	(7,373)	—	(7,382)

Net increase/ (decrease) in cash and cash equivalents	50,609	6,535	(68,936)	—	(11,792)
Cash and cash equivalents at beginning of the year	10,594	29,137	(5,675)	—	34,056
Effects of exchange rate changes on cash and cash equivalents	—	2,348	694	—	3,042

Cash and cash equivalents at end of the year	61,203	38,020	(73,917)	—	25,306

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2007	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	5,949	(1,874)	(13,407)	—	(9,332)
Net cash flow from / (used in) investing activities	14	(9)	(201)	—	(196)
Net cash flow from / (used in) financing activities	(576)	—	5,352	—	4,776

Net increase/ (decrease) in cash and cash equivalents	5,387	(1,883)	(8,256)	—	(4,752)
Cash and cash equivalents at beginning of the year	5,207	31,020	2,855	—	39,082
Effects of exchange rate changes on cash and cash equivalents	—	—	(274)	—	(274)

Cash and cash equivalents at end of the year	10,594	29,137	(5,675)	—	34,056

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2006	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	(5,858)	1,922	4,367	—	431
Net cash flow from / (used in) investing activities	3,977	294	(4,868)	—	(597)
Net cash flow from / (used in) financing activities	(1,239)	(247)	3,244	—	1,758

Net (decrease) in cash and cash equivalents	(3,120)	1,969	2,743	—	1,592
Cash and cash equivalents at beginning of the year	8,327	29,406	2,626	—	40,359
Effects of exchange rate changes on cash and cash equivalents	—	(355)	(2,514)	—	(2,869)

Cash and cash equivalents at end of the year	5,207	31,020	2,855	—	39,082

Selected Financial Data
Selected Financial Data
The financial information set forth below for the years ended 31 December 2008, 2007 and 2006 and as at 31 December 2008 and 2007 has been derived from the audited Consolidated Financial Statements of Abbey National plc (the ‘Company’) and its subsidiaries (together, the ‘Group’) prepared in accordance with IFRS included elsewhere in this Annual Report and Accounts. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2005 and 2004, and as at 31 December 2006, 2005 and 2004, has been derived from the audited Consolidated Financial Statements of the Group for 2006, 2005 and 2004 not included in this Annual Report and Accounts. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 1985. The auditors’ report on the Consolidated Financial Statements for each of the five years ended 31 December 2008 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985. The Consolidated Financial Statements of the Group for the years ended 31 December 2008, 2007, 2006, 2005 and 2004 were audited by Deloitte LLP, chartered accountants and registered auditors.
Balance sheets

	2008(1)	2008	2007	2006(2)	2005(3)	2004
	$m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	3,602	2,464	1,038	888	991	454
Trading assets	37,258	25,486	56,427	62,314	58,231	—
Derivative financial instruments	47,192	32,281	9,951	8,336	11,855	2,377
Financial assets designated at fair value	16,540	11,314	11,783	8,713	30,597	—
Loans and advances to banks	35,526	24,301	3,441	2,242	444	11,751
Loans and advances to customers	188,619	129,023	112,147	103,146	95,467	109,416
Debt securities	—	—	—	—	—	37,010
Equity securities and other variable yield securities	—	—	—	—	—	10,792
Available for sale securities	1,469	1,005	40	23	13	—
Macro hedge of interest rate risk	2,156	1,475	217	—	—	—
Investment in associated undertakings	1,074	735	29	22	24	25
Intangible assets	734	502	90	90	171	175
Value of in-force business	—	—	—	—	1,721	1,844
Property, plant and equipment	849	581	528	415	314	262
Operating lease assets	—	—	2,164	2,082	2,172	2,275
Investment property	—	—	—	—	—	1,228
Current tax assets	285	195	197	223	235	242
Deferred tax assets	788	539	665	804	796	501
Other assets	2,691	1,841	906	2,507	4,003	6,381

Total assets	338,783	231,742	199,623	191,805	207,034	184,733

Liabilities
Deposits by banks	4,878	3,337	7,923	6,656	5,617	18,412
Deposits by customers	145,087	99,246	69,650	66,519	65,889	78,660
Derivative financial instruments	38,461	26,309	9,931	10,218	11,264	3,665
Trading liabilities	59,555	40,738	54,916	57,604	52,664	—
Financial liabilities designated at fair value	7,229	4,945	7,538	8,151	7,948	—
Debt securities in issue	60,198	41,178	35,712	28,998	21,276	37,067
Other borrowed funds	3,035	2,076	1,419	1,655	2,244	722
Subordinated liabilities	8,517	5,826	4,732	5,020	6,205	5,484
Insurance and reinsurance liabilities	—	—	—	—	21,501	24,923
Macro hedge of interest rate risk	—	—	—	174	13	—
Other liabilities	2,588	1,770	2,337	1,616	3,190	8,844
Investment contract liabilities	—	—	—	—	3,306	—
Provisions	156	107	131	180	253	302
Current tax liabilities	756	517	369	300	288	161
Deferred tax liabilities	126	86	544	564	886	1,064
Retirement benefit obligations	1,164	796	979	1,034	1,380	1,197
Minority interests — non-equity	—	—	—	—	—	512

Total liabilities	331,750	226,931	196,181	188,689	203,924	181,013

Share capital	1,678	1,148	148	148	148	473
Share premium account	2,715	1,857	1,857	1,857	1,857	2,164
Retained earnings	2,485	1,700	1,339	1,111	1,105	1,083

	6,878	4,705	3,344	3,116	3,110	3,720
Minority interest	155	106	98	—	—	—

Total shareholders equity	7,033	4,811	3,442	3,116	3,110	3,720
Total liabilities and equity	338,783	231,742	199,623	191,805	207,034	184,733

1.	Amounts stated in dollars have been translated from sterling at the rate of £1.00 — $1.4619, the noon buying rate on 31 December 2008.

2.	In the third quarter of 2006 the Group sold its life insurance business. A description of the transaction and an analysis of the results of the life insurance business are disclosed in Note 11 of the Consolidated Financial Statements.

3.	The Company, in line with all listed entities in the European Union, was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its financial statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” were applied prospectively from 1 January 2005. All other standards were required to be applied retrospectively.

Selected Financial Data
Selected Financial Data continued
Income statements

	2008(1)	2008	2007	2006(2)	2005(3)	2004
	$m	£m	£m	£m	£m	£m

Net interest income	2,590	1,772	1,499	1,228	1,172	1,406
Net fee and commission income	981	671	695	699	644	526
Dividend income	—	—	1	1	1	1
Net trading and other income	820	561	587	542	538	597

Total operating income	4,391	3,004	2,782	2,470	2,355	2,530

Administration expenses	(1,963)	(1,343)	(1,369)	(1,420)	(1,577)	(2,013)
Depreciation and amortisation	(295)	(202)	(205)	(215)	(195)	(355)

Total operating expenses, exc provisions and charges	(2,258)	(1,545)	(1,574)	(1,635)	(1,772)	(2,368)

Impairment losses on loans and advances	(509)	(348)	(344)	(344)	(218)	(25)
Amounts written off fixed asset investments	—	—	—	—	—	80
Provisions for other liabilities and charges	(25)	(17)	—	(63)	(3)	(201)

Total operating provisions and charges	(534)	(365)	(344)	(407)	(221)	(146)

Profit on continuing operations before tax	1,599	1,094	864	428	362	16
Tax on profit on continuing operations	(402)	(275)	(179)	(115)	(108)	12

Profit on continuing operations after tax	1,197	819	685	313	254	28
Profit/(loss) on discontinued operations after tax	—	—	—	(245)	166	(82)

Profit/(loss) for the year	1,197	819	685	68	420	(54)

Selected statistical information

	2008	2007	2006(2)	2005(3)	2004
	%	%	%	%	%

Profitability ratios:
Return on average total assets (4)	0.40	0.34	0.03	0.21	(0.03)
Return on average ordinary shareholders’ funds (5)	22.91	22.08	2.20	19.56	(1.17)
Net interest margin (6)	1.32	1.34	1.19	1.19	1.36
Abbey trading cost income ratio (7)	45	50	55	60	74
PFS trading cost income ratio (8)	45	50	55	61	73
Dividend payout ratio(9)	55	54	304	—	(1,619)
Capital ratios:
Average ordinary shareholders’ funds as percentage of ave total assets	1.75	1.52	1.54	1.07	2.23
Total capital(10)	14.0	11.4	12.6	12.5	12.0
Tier 1 capital(10)	8.5	7.3	8.0	10.0	10.4
Ratio of earnings to fixed charges: (11)
Excluding interest on retail deposits	136.61	132.74	122.57	121.45	100.77
Including interest on retail deposits	117.81	115.58	109.70	108.52	100.38

1.	Amounts stated in dollars have been translated from sterling at the rate of £1.00 — $1.4619, the noon buying rate on 31 December 2008.

2.	In the third quarter of 2006 the Group sold its life insurance business. See Note 11 of the Consolidated Financial Statements.

3.	The Company, in line with all listed entities in the European Union, was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its financial statements for the year ended 31 December 2005. Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” were applied prospectively from 1 January 2005. All other standards were required to be applied retrospectively.

4.	Profit after tax divided by average total assets.

5.	Profit after tax divided by average equity shareholders’ funds.

6.	Net interest margin represents net interest income as a percentage of average interest-earning assets.

7.	The Abbey trading cost income ratio is defined as trading expenses from continuing operations divided by trading income from continuing operations. The Company’s board of directors reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments. See Note 1 to the Consolidated Financial Statements.

8.	The PFS trading cost income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. The Personal Financial Services businesses represent the continuing operations of the Group, except for the businesses, assets and portfolios that were inconsistent with the Group’s strategy to focus on Personal Financial Services and were sold during 2004 and 2005. The excluded businesses were known as the Portfolio Business Unit (‘PBU’). As the PBU businesses were inconsistent with the Group’s strategy, management believes that presentation of this financial measure provides useful information to investors regarding the Group’s financial condition and results of operations. As there were no longer any businesses, assets or portfolios remaining in the PBU by the end of 2005, there is no difference between the PFS cost income ratio and the Abbey cost income ratio from 2006 onwards. A reconciliation between the Abbey trading cost income ratio and the PFS trading cost income ratio is as follows:

	2005	2004
	£m	£m

PFS trading costs	1,431	1,627
PBU trading costs	2	56

Abbey trading costs	1,433	1,683

PFS trading income	2,334	2,229
PBU trading income	70	46

Abbey trading income	2,404	2,275

Abbey trading cost income ratio	60%	74%
PFS trading cost income ratio	61%	73%

9.	Equity dividends proposed divided by profit after tax.

10.	From 1 January 2008, the Group has managed its capital requirements on a Basel II basis, as described in Note 47 to the Consolidated Financial Statements.

11.	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit on continuing operations before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

Selected Financial Data
Selected Financial Data continued
Exchange rates
The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 18 March 2009 was $1.41.

	High	Low	Average (1)	Period end
Calendar period	$ Rate	$ Rate	$ Rate	$ Rate

Years ended 31 December:
2008	2.03	1.44	1.85	1.46
2007	2.11	1.92	2.00	1.98
2006	1.98	1.73	1.84	1.96
2005	1.93	1.72	1.81	1.72
2004	1.95	1.75	1.84	1.78
Months ended:
March 2009(2)	1.43	1.38	1.41	1.41
February 2009	1.49	1.42	1.44	1.43
January 2009	1.53	1.37	1.45	1.44
December 2008	1.55	1.44	1.49	1.46
November 2008	1.62	1.48	1.53	1.53
October 2008	1.78	1.55	1.69	1.62
September 2008	1.86	1.75	1.80	1.78

1.	The average of the noon buying rates on the last business day of each month during the relevant period.

2.	With respect to March 2009 for the period from 1 March to 18 March.

Shareholder Information
Risk Factors
An investment in Abbey National plc (the ‘Company’) and its subsidiaries (together, ‘Abbey’) involves a number of risks, the material ones of which are set forth below.
Abbey’s risk management measures may not be successful
The management of risk is an integral part of all Abbey’s activities. Risk constitutes Abbey’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty including Credit Risk (Retail), Credit Risk (Wholesale), Market Risk, Operational Risk, Securitisation Risk, Concentration Risk, Liquidity Risk, Reputational Risk, Strategic Risk, Pension Obligation Risk, and Regulatory Risk. Abbey seeks to monitor and manage its risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While Abbey employs a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques, and the judgments that accompany their application, cannot anticipate every unfavourable event or the specifics and timing of every outcome. Accordingly, Abbey’s ability to successfully identify and balance risks and rewards, and to manage all material risks, is an important factor that can significantly affect results of operations.
Risks concerning borrower credit quality and general economic conditions are inherent in Abbey’s business
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties are inherent in a wide range of Abbey’s businesses. Adverse changes in the credit quality of Abbey’s borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial system, could reduce the recoverability and value of Abbey’s assets and require an increase in Abbey’s level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for Abbey’s products and services could negatively impact Abbey’s business and financial condition. Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, an increase in general fraud and money laundering activity (first and third party), and general widening of spreads.
     In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. Since then, a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have experienced significant difficulties.
     This market turmoil and reduction of available credit have contributed to decreasing consumer confidence, increased market volatility, reduced business activity and, consequently, increasing commercial and consumer loan delinquencies. These market developments may further affect consumer confidence levels and may cause adverse changes in payment patterns, causing further increases in delinquencies and default rates, which may impact Abbey’s charge-offs and provision for credit losses. These market conditions could materially and adversely affect Abbey’s financial condition and results of operation.
The soundness of other financial institutions could materially and adversely affect Abbey’s business
Abbey’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Abbey has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. As a result, defaults by, or even rumours or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Abbey or by other institutions. Many of these transactions expose Abbey to credit risk in the event of default of Abbey’s counterparty or client. In addition, Abbey’s credit risk may be exacerbated when the collateral held by Abbey cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to Abbey. There is no assurance that any such losses would not materially and adversely affect Abbey’s results of operations.
Risks associated with liquidity and funding are inherent in Abbey’s business
Liquidity risks are inherent in any retail and commercial bank. Whilst Abbey has implemented liquidity management processes to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate these risks completely. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, may materially and adversely affect the cost of funding the business and extreme liquidity constraints may impact Abbey’s current operations as well as limit growth possibilities. These events may also have a material adverse effect on the market value and liquidity of bonds issued by Abbey in the secondary markets. From 2007 to date, the prime residential mortgage securitisation and covered bond markets have experienced severe disruption as a result of a material reduction in investor demand for these securities. These severe disruptions have resulted in extraordinary government intervention into the financial services sector as a whole. These markets, which are important sources of funding for Abbey, were effectively closed to new external issuances of securities. Global investor confidence also remains low and credit remains relatively scarce.
     Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on Abbey’s ability to access capital and liquidity on financial terms acceptable to it, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, Abbey may be forced to raise the rates it pays on deposits to attract more customers. While central banks around the world have taken coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or ‘swap lines’), it is not known how long these market conditions will continue, or whether they will worsen, or how long central bank schemes will continue or on what terms. The persistence of these adverse market conditions could have a material adverse effect on Abbey’s liquidity and funding.

Shareholder Information
Risk Factors continued
Any reduction in Abbey’s credit rating could increase its cost of funding and adversely affect its interest margins
Credit ratings affect the cost and other terms upon which Abbey is able to obtain funding. Rating agencies regularly evaluate Abbey and their ratings of Abbey’s short-term and long-term debt are based on a number of factors, including Abbey’s financial strength as well as conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain Abbey’s current ratings or outlooks. Any reduction in those ratings and outlooks could increase the cost of Abbey’s funding, adversely affect Abbey’s interest margins and/or impact its liquidity position.
Market risks associated with fluctuations in interest rates, bond and equity prices and other market factors are inherent in Abbey’s business
The most significant market risks Abbey faces are interest rates and bond and equity price risks. Changes in the general level of interest rates, as well as changes in the shape of yield curves and basis spreads may adversely affect the interest rate margin realised between lending rates and borrowing costs in Abbey’s banking operation. Dramatic declines in housing markets over the past two years have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by many financial institutions. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions.
     As a result of these market forces, volatility in interest rates and basis spreads has increased, which has increased Abbey’s borrowing costs, while decreasing values of global debt and equity markets has an adverse effect on the value of Abbey’s investment portfolio. Any such increase in capital markets funding costs or deposit rates could entail a re-pricing of loans, which would result in a reduction of volumes, and may also have an adverse effect on Abbey’s interest margins. Abbey also sponsors a number of defined benefit staff pension schemes, and its obligations to those schemes may increase depending on the performance of financial markets. Although Abbey is undertaking measures to mitigate and control the effects of these conditions, there can be no assurances that such controls will insulate Abbey from deteriorating market conditions.
Risks associated with strategic decisions regarding organic growth, and potential acquisitions and disposals
Abbey allocates management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and the potential restructuring of Abbey’s businesses. If the outcomes of these plans do not match expectations, Abbey’s earnings may not develop as forecast.
Abbey may incur unanticipated losses related to its recent business combinations
The Company has recently acquired the retail deposits, branch network and related employees of Bradford & Bingley plc. In January 2009, Banco Santander, S.A. transferred its shares in Alliance & Leicester plc to the Company. Abbey’s assessment of these business combinations is based on limited and potentially inexact information and on assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. The aforementioned financial institutions have been adversely affected by the current financial crisis and Alliance & Leicester plc has material portfolios of securities that have suffered losses and could decline meaningfully in value. There can be no assurance that these businesses will not incur substantial further losses or that Abbey will not be exposed to currently unknown liabilities resulting from these business combinations. Any such losses or liabilities could have a material adverse effect on Abbey’s business, financial condition and results of operations.
Abbey may fail to realise the anticipated benefits of its recent business combinations
The success of Abbey’s recent business combinations will depend, in part, on Abbey’s ability to realise the anticipated benefits from combining Abbey’s business with the businesses of Alliance & Leicester plc and Bradford & Bingley it has acquired. It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of each company to maintain relationships with clients, customers or employees. In addition, these businesses are currently run by management and employees who have not previously been exposed to Abbey’s business culture or philosophy. Abbey’s efforts to integrate these companies are also likely to divert management attention and resources. If Abbey takes longer than anticipated or is not able to integrate the aforementioned businesses, the anticipated benefits of Abbey’s recent business combinations may not be realised fully or at all, or may take longer to realise than expected.
Abbey’s business is concentrated in the UK and on the offering of mortgage related products and services
Abbey’s business is principally concentrated in the UK and on the offering of mortgage related products and services. As a consequence, Abbey’s financial condition and results of operations are highly dependent on economic conditions in the UK, generally, and the UK property market, in particular. Beginning in the second half of 2008, UK and global economic conditions deteriorated significantly and global financial markets experienced acute turbulence. Recently, the UK recorded negative GDP growth and it is currently expected that the UK will also record further negative GDP growth in 2009. During the second half of 2008, the UK property market began a significant correction as a consequence of housing demand being constrained by a combination of subdued earnings growth, greater pressure on housing finances, rising unemployment, changes in interest rates, a decline in the availability of mortgage finance and the continued effect of global market volatility.

Shareholder Information
Risk Factors continued
UK and global economic conditions and uncertainties may have an adverse effect on the quality of Abbey’s loan portfolio and may result in a rise in delinquency and default rates and charge-offs. There can be no assurance that Abbey will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any increases in Abbey’s provisions for loan losses could materially and adversely affect Abbey’s financial condition and results of operations.
Abbey’s business is conducted in a highly competitive environment
The market for UK financial services is highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may accelerate. Moreover, the UK government has effectively nationalised some of the country’s largest banks, has announced a preferred equity program open to all financial institutions and has announced a program to guarantee short-term and certain medium-term debt of financial institutions, among other measures. These measures could lead to increased government ownership and control over financial institutions in the UK and further consolidation in the financial industry, all of which could adversely affect Abbey’s business, financial condition and results of operations. Abbey’s financial condition and results of operations may be materially and adversely affected by competition, including declining lending margins or competition for savings driving up funding costs that cannot be recovered from borrowers. If Abbey is not successful in retaining and strengthening customer relationships, it may lose market share, incur losses on some or all of its activities or fail to attract new deposits and retain existing deposits, which could materially and adversely affect its financial position and results of operations.
Operational risks are inherent in Abbey’s business
Operational losses can result from fraud, criminal acts, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules, failure or breakdown of accounting, data processing and other record keeping systems, natural disasters, or failure or breakdown of external systems, including those of Abbey’s suppliers or counterparties.
Reputational risk could cause harm to Abbey and its business prospects
Abbey’s ability to attract and retain customers and conduct business transactions with its counterparties could be adversely affected to the extent that its reputation, or the reputation of affiliates operating under the Abbey brand, is damaged. Failure to address, or appearing to fail to address, various issues that could give rise to reputational risk could cause harm to Abbey and its business prospects. Reputational issues include, but are not limited to appropriately addressing potential conflicts of interest; legal and regulatory requirements; ethical issues; adequacy of anti-money laundering processes; privacy issues; record-keeping; sales and trading practices; proper identification of the legal, reputational, credit, liquidity and market risks inherent in products offered; and general company performance. The failure to address these issues appropriately could make customers unwilling to do business with Abbey, which could adversely affect its results of operations.
Abbey’s businesses are subject to substantial legislation, regulatory and governmental oversight
Abbey is subject to financial services laws, regulations, administrative actions and policies in each location in which Abbey operates and, indirectly, in Spain, as a result of being part of Banco Santander, S.A.. Changes in supervision and regulation, in particular in the UK, which are beyond Abbey’s control, could materially affect Abbey’s business, the products and services offered and the value of assets as well as Abbey’s operations. Although Abbey works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Abbey. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on Abbey’s business. The resolution of a number of issues, including regulatory investigations and reviews and court cases affecting the UK financial services industry, including Abbey, could have a negative impact on Abbey’s results of operations or on its relations with some of its customers and potential customers.
The Banking Act 2009 may adversely affect the Group’s business
The Banking Act 2009 (the ‘Act’) came into force on 21 February 2009. The Act creates a special resolution regime (‘SRR’) which provides the UK HM Treasury, the Bank of England and the UK Financial Services Authority (the ‘Authorities’) with a variety of tools for dealing with UK institutions which are authorised deposit takers (such as the Company). These tools also allow the Authorities to deal with such institutions, which are failing, and in certain circumstances, their holding companies. The Act is intended to replace the emergency powers contained in the Banking (Special Provisions) Act 2008 (which powers ceased to be exercisable on 21 February 2009, when the Act came into force).
     The Act enables the Authorities, in specified circumstances, to: (i) take a bank or a bank holding company into temporary public ownership (‘TPO’); (ii) transfer all or part of the business of a bank to a private sector purchaser (‘PSP’); or (iii) transfer all or part of the business of a bank to a bridge bank owned by the Bank of England (‘Bridge Bank’). The SRR also comprises a new insolvency procedure and a new administration procedure, each of specific application to banks.
     TPO and PSP transfers may be effected via a compulsory transfer of securities in the affected entity (which includes bonds). PSP and Bridge Bank transfers may be effected via a compulsory transfer of the affected entity’s assets and liabilities.

Shareholder Information
Risk Factors continued
SRR transfers are subject to the satisfaction of two general conditions. In summary, the UK Financial Services Authority must determine that (i) the bank is failing or likely to fail to meet its regulatory threshold conditions (within the meaning of section 41(1) of the UK Financial Services and Markets Act 2000); and (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation powers under the Act), action will be taken by or in respect of the bank that will enable the bank to satisfy the threshold conditions (ignoring for this purpose, UK HM Treasury or Bank of England financial assistance). There are additional trigger conditions which must be satisfied, the nature of which depends on the nature of the transfer and certain statutory objectives to which the Authorities must have regard in operating the SRR.
     SRR transfers under the Act may impact the rights of transferors and third parties in relation to the affected institution. Legal or contractual rights which would operate to inhibit the transfer or which would otherwise be triggered by the transfer are disregarded and SRR transfers can take effect free from trusts, liabilities or other encumbrances. A PSP or Bridge Bank transfer may involve a partial transfer of the affected institution’s property which could lead to the rights and obligations of counterparties of the affected institution being split between the transferor and transferee entity (although the Act and the Banking Act 2009 (Restrictions of Partial Property Transfers) Order 2009 do restrict partial property transfers to some extent).
     The Act confers wide-ranging ancillary powers on the Authorities to enable SRR transfers and to ensure the continuity of the transferred business. In particular, the UK HM Treasury is given the power to change the law, either generally or specifically and with immediate or with retrospective effect, if the UK HM Treasury feels it is necessary or desirable in order to make an SRR power more effective. The Act includes provisions to effect the payment of compensation to transferors under an SRR transfer and third parties.
     If an SRR transfer of the securities or property of Abbey were made, the transfer order may (amongst other things) (i) result in a compulsory transfer of securities or property of Abbey and/or (ii) impact on the rights of holders of securities and/or result in the nullification or modification of the terms and conditions of such securities and/or (iii) result in the de-listing of the securities.
     At present, no SRR transfer orders have been made under the Act in respect of Abbey and there has been no indication that any such order will be made, but there can be no assurance that this will not change and/or that holders of securities will not be adversely affected by any such order if made in the future.
Risks concerning enforcement of judgements made in the United States
Abbey National plc is a public limited company incorporated in England and Wales. All of the Company’s Directors live outside the United States of America. As a result, it may not be possible to serve process on such persons in the United States of America or to enforce judgements obtained in US courts against them or Abbey based on the civil liability provisions of the US federal securities laws or other laws of the United States of America or any state thereof. The Directors’ Report on pages 59 to 67 has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 59 to 67. Under this safe harbour, the Directors would be liable to the Company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Shareholder Information
Taxation for US Investors
The following is a summary, under current law, of the principal UK and US federal income tax considerations relating to the beneficial ownership by a US taxpayer of the 8.963% Non-Cumulative Perpetual Preferred Limited Partnership Interests and the 8.963% Non-Cumulative Trust Preferred Securities. The following summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the perpetual securities as capital assets. US residents should consult their local tax advisers, particularly in connection with any potential liability to pay US taxes on disposal, lifetime gift or bequest of their perpetual securities.
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
Share Information
Sterling-denominated preference shares
At 31 December 2008, the Company had outstanding 325,000,000 sterling denominated preference shares, nominal value of £1.00 each. The sterling denominated preference shares were issued on 23 October 1995, 13 February 1996 and 9 June 1997. Currently, the only trading market for these sterling denominated preference shares is the London Stock Exchange.
Major shareholders
As at 31 December 2008, the Company was a wholly owned subsidiary of Banco Santander, S.A.. The acquisition was effected by means of a scheme of arrangement under Section 425 Companies Act 1985 on 12 November 2004. The ordinary shares in the Company were cancelled and holders of the Company’s shares who were on the register at 4.30pm on 12 November 2004 received one Banco Santander, S.A. share for each Company share.
Exchange controls

There are no UK laws, decrees or regulations that restrict Abbey’s export or import of capital, including the availability of cash and cash equivalents for use by Abbey, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on ‘Taxation for US investors’ above.

Shareholder Information
Contact Information
Abbey National plc registered office, principal office and investor relations department
Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN
Registered Number 2294747
Registered in England and Wales
Santander shareholder department
Banco Santander, S.A.
Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN
Phone numbers
Abbey Switchboard
0870-607-6000
Santander Shareholder Services
0870-532-9430
+44 (0) 121-415-7188 (overseas)
Documents on display
The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and Accounts and other related documents with the US Securities and Exchange Commission. These documents may be inspected by US investors at the US Securities and Exchange Commission’s public reference rooms, which are located at 100 F Street, NE, Room 1580, Washington, DC 20549-0102. Information on the operation of the public reference rooms can be obtained by calling the US Securities and Exchange Commission on +1-202-551-8090 or by looking at the US Securities and Exchange Commission’s website at www.sec.gov.
Memorandum and Articles of Association
Pursuant to the requirements of Item 10(B) of Form 20-F, the following is a summary of the Memorandum and Articles of Association of the Company.
     Abbey National plc is a public company registered in England and Wales, registered number 2294747. The Company’s objects and purposes are set out in the Memorandum and Articles of Association. These include the power to carry on financial business and financial operations as well as a wide range of other specified powers and an overarching power to carry on any business or activity which the Company’s board of directors (the ‘Board’) believes will enhance the value or profitability of the business of Abbey.
     Subject to certain exceptions, as permitted by English law, no Director may vote, or be counted in the quorum for a Board meeting in relation to any resolution concerning his own appointment or the terms of his appointment, or in respect of any contract in which he has a material interest. The Board may, subject to the quorum and voting requirements set out in the Articles of Association, authorise any matter which would otherwise involve a Director breaching his duty under the Companies Acts to avoid conflicts of interest.
     The Board may exercise all the powers of Abbey to borrow money and to mortgage or charge all or any part of Abbey or to issue debentures and other securities whether outright or as collateral security.
     The Company may send summary financial statements to members of the Company instead of copies of its full accounts and reports, which includes using communications by electronic means and publication on a website in accordance with the Companies Acts.
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

Shareholder Information
Memorandum and Articles of Association continued
The holders of any series of preference shares will only be entitled to receive notice of and to attend any general meeting of the Company if the preference dividend on the preference shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the Board may prior to allotment determine, in which case the holders of the preference shares will be entitled to speak and/or vote upon any resolution proposed; or, if a resolution is proposed at the general meeting, for, or in relation to, the winding-up of the Company; or varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the preference shares of such series, in which case the holders of the preference shares of such series will be entitled to speak and/or vote only upon such resolution; or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment.
     Unless the Board determines, prior to allotment, that the series of preference shares shall be non-redeemable, each series shall be redeemable at the option of the Company on any date falling not earlier than five years and one day after the date of allotment. On redemption the Company shall pay the amount due. The formula for calculation of any relevant redemption premium is set out in the Articles of Association.
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
     Subject to any special terms as to voting upon which any ordinary shares may be issued or may for the time being be held or any suspension or any abrogation of voting rights as set out in the Articles of Association, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote and every proxy present who has been duly appointed by a member shall have one vote. On a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.
     Subject to the prior rights of holders of preference shares, the Company pays dividends on its ordinary shares only out of its distributable profits and not out of share capital. Dividends are determined by the Board.
     The Company’s Articles of Association authorise it to issue redeemable shares, but the Company’s ordinary shares are not redeemable. There are no sinking fund provisions. The Board may from time to time make calls upon the members in respect of any monies unpaid on their shares. There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of ordinary shares.
     Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares (whether or not the Company is being wound up) may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. Additional quorum and voting requirements apply to such meeting.
There are no restrictions on the rights to own securities for either resident or non-resident shareholders, other than those to which they may be subject as a result of the laws and regulations in their home jurisdiction.
     There are no provisions that would have the effect of delaying, deferring or preventing a change in control of the Company that would operate only with respect to a merger, acquisition or corporate restructuring.
     There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.
     There are no conditions governing changes in capital in the Memorandum and Articles of Association which are more stringent than those implied by law.

Shareholder Information
Cross Guarantee
GUARANTEE
THIS INSTRUMENT by way of deed poll is executed on 19 March 2009 by ABBEY NATIONAL plc (registered in England No 2294747) whose registered office is at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN (the “Guarantor”).
WHEREAS ALLIANCE & LEICESTER PLC, a company incorporated in England (number 03263713) whose registered office is at Carlton Park, Narborough, Leicester LE19 0AL (the “Company”), has requested the Guarantor and the Guarantor has agreed to guarantee payment of all Obligations (as hereinafter defined) in accordance with, and as limited by, the terms and conditions of this Deed (this “Guarantee”).
NOW IN WITNESS THEREOF the Guarantor hereby covenants and agrees as follows:
1.	In this Guarantee, unless the context otherwise requires:

“Creditor”	means any person (other than the Company or any subsidiary of the Company (as defined in section 736 of the Companies Act 1985) or any individual who is a connected person of the Company within the meaning of section 252 of the Companies Act 2006) to whom an Obligation is from time to time owed.

“Obligation”	means any obligation or liability, either primary or contingent, lawfully incurred by the Company to any person on or before 31 July 2012 (whether before or after the execution of this Guarantee) under or in respect of any dealing, transaction or engagement whatsoever, including, without prejudice to the generality of the foregoing, for:
(i)	any moneys lent, advanced or otherwise made available to the Company (including, without limitation to the generality of the foregoing, the liability of the Company for drawing or issuing bills of exchange, promissory notes, bonds, debentures, certificates of deposit, commercial paper or other negotiable instruments or securities);

(ii)	any moneys lent, advanced or otherwise made available to any person, the repayment or payments in respect of which has or have been guaranteed by the Company or in respect of which the Company has given an indemnity (including, without limitation to the generality of the foregoing, guarantees and letters of credit issued by the Company and bills of exchange or other negotiable instruments accepted or endorsed by the Company);

(iii)	any moneys which any person shall pay or become liable to pay, for or on account of the Company, by reason of entering into or being party to any bond, indemnity, bill of exchange, guarantee, letter of credit or other engagement for the benefit or at the request of the Company;

(iv)	deposits made with the Company (including, without limitation of the generality of the foregoing, certificates of deposit issued by the Company);

(v)	any rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, collar transaction, floor transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell back transaction, securities lending transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any such transactions) or any other derivative transaction on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, indices, or measures of economic risk or value, in each case, to which the Company is party (including, for the avoidance of doubt, any obligation or liability under any master agreement that governs any such transactions);

(vi)	any such obligation or liability assumed under or incurred pursuant to any novation, transfer, assignment or other similar agreement between the Company and any other person; and

(vii)	any payments of interest due from the Company with respect to any of the foregoing transactions (whether or not the liability to pay such interest arises on or before 31 July 2012) together with all reasonable costs, commissions and other expenses incurred by any person in connection with the enforcement of this Guarantee, but excluding:

(a)	any such obligations or liabilities of the Company (including under any guarantee given by the Company) which by their terms are expressed (in whatever manner) to be conditional upon the solvency of the Company or subordinated to, or payable only after full satisfaction of, all or any obligations of the Company to all or any of its unsubordinated creditors; and

(b)	any such obligations or liabilities of the Company transferred to, or assumed by, any other person whether pursuant to any novation or transfer or other similar agreement, any statutory transfer (pursuant to Part VII of The Financial Services and Markets Act 2000 or otherwise), any scheme of arrangement or otherwise.

“person”	means any person, firm, trust estate, corporation, association, cooperative, government or government agency or other entity.

Shareholder Information
Cross Guarantee continued
2.	(a) The Guarantor hereby unconditionally and irrevocably guarantees, for the benefit of each Creditor, in accordance with the terms and conditions of this Guarantee, the full payment by the Company when due (whether at stated maturity, upon acceleration or otherwise) of each and every Obligation and in the event that the Company shall default in the due and punctual payment of any Obligation, undertakes to pay, or procure the payment of, such Obligations in the currency in which the particular Obligation is denominated in the case of a payment upon written demand being made under this Guarantee by the relevant Creditor,
(b)	The Guarantor waives any right it may have of first requiring any Creditor to make demand, proceed or enforce any rights or security against the Company or any other person before making a claim against the Guarantor under this Guarantee.
3.	A Creditor shall only be entitled to take or obtain the benefit of this Guarantee upon the condition that, after receipt by the Guarantor of a written demand from the Creditor, the Guarantor shall be entitled to deal with the Creditor, and the Creditor shall be obliged to deal with the Guarantor with respect to the Obligation due to the Creditor and this Guarantee without the necessity or duty to rely on, act through or otherwise involve or deal with the Company to the intent that the Guarantor and the Creditor shall deal with one another as principals in relation to the same provided that the rights, powers, privileges and remedies of the Creditor under this Guarantee shall not thereby be in any way limited or otherwise affected.

4.	No delay or omission on the part of the Creditor in exercising any right, power, privilege or remedy (hereinafter together called “Rights”) in respect of this Guarantee shall impair any such Rights or be construed as a waiver of any thereof nor shall any single or partial exercise of any such Rights preclude any further exercise of any other Rights. The Rights herein provided are cumulative and not exclusive of any rights, powers, privileges or remedies provided by law. Nothing in this Guarantee shall be construed as voiding, negating or restricting any right of set-off or any other right whatsoever existing in favour of a Creditor or arising at common law, by statute or otherwise howsoever.

5.	This Guarantee is a continuing guarantee and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

6.	The Guarantor will not exercise any rights of subrogation or any other rights or remedy (including, without limiting the generality of the foregoing, the benefit of any security or right of set-off) which it may acquire due to its payment of any Obligation pursuant to the terms of this Guarantee and will not prove in the liquidation of the Company in competition with any Creditor unless and until all Obligations in respect of the relevant Creditor hereby guaranteed have been satisfied in full by the Guarantor or the Company. In the event that the Guarantor shall receive any payment on account of such rights while any Obligation remains outstanding, the Guarantor shall pay all amounts so received to the relevant Creditor.

7.	Payments hereunder shall be made free and clear of any deduction or withholdings other than those required by law and in that event the Guarantor shall pay such additional amount to the relevant Creditor as may be necessary in order that the actual amount received after all such deductions and withholdings shall equal the amount that would have been received if no such deduction or withholding were required provided that the Guarantor shall not be obliged to pay any such additional amount which would not have been payable if the payment which is the subject of the withholding or deduction had been made by the Company. A Creditor shall be entitled to receive payment of any additional amount which would otherwise be due under this paragraph only upon the condition that, if the Guarantor makes a payment of an additional amount in compliance with its obligations under this paragraph and the relevant Creditor determines that it has received or been granted a credit against or relief or payment of any tax paid or payable by it in respect thereof the relevant Creditor shall to the extent that it can do so without prejudice to the retention of the amount of such credit, relief or repayment pay to the Guarantor such amount as shall be attributable to such deduction or withholding provided that nothing contained in this paragraph shall interfere with the right of any Creditor to arrange its tax affairs in whatsoever manner it thinks fit and, in particular, no Creditor shall be under any obligation to claim relief in respect of any such deduction or withholding in priority to any other claims for relief available to it.

8.	Any demand shall be given in writing addressed to the Guarantor at the registered or principal office of the Guarantor and served by hand or sent by post, marked for the attention of the Company Secretary. A demand so made shall be deemed to have been duly made if left at such address on the day it was so left or, if sent by post, two weekdays after the time when the same was put in the post and in proving delivery it shall be sufficient to prove that the same was properly addressed and put in the post.

9.	The liability of the Guarantor under this Guarantee shall not be affected by the liquidation, winding-up or other incapacity of the Company. In the event that any payment to a Creditor from the Company in respect of an Obligation is avoided or reduced by virtue of any enactments for the time being in force relating to liquidation or insolvency the Creditor shall be entitled to recover the value or amount thereof from the Guarantor as if such payment by the Company had not been made.

10.	This Guarantee shall remain in full force and effect irrespective of the validity, regularity, legality or enforceability against the Company of, or of any defence or counter-claim whatsoever, available in relation to, any Obligations whether or not any action has been taken to enforce the same or any judgement obtained against the Company or any other person, whether or not any time or indulgence has been granted to the Company or any other person by or on behalf of any Creditor, whether or not there have been any dealings or transactions between the Company or any other person and any of the Creditors, whether or not the Company or any other person has been dissolved, liquidated, merged, consolidated, become bankrupt or has changed its status, functions, control or ownership, whether or not the Company or any other person has been prevented from making payment by foreign exchange provisions applicable at its place of registration or incorporation and whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to a guarantor.

Shareholder Information
Cross Guarantee continued
11.	In the event that any of the terms or provisions of this Guarantee are or shall become invalid, illegal or unenforceable, the remaining terms and provisions hereof shall survive unaffected.
12.	The Guarantor shall be permitted from time to time and at any time to amend or vary the terms of this Guarantee PROVIDED THAT the liability of the Guarantor to a Creditor in respect of any Obligation incurred before, or arising out of an Obligation entered into before, the date of such variation or amendment, shall not be in any way reduced or limited by such variation or amendment. Any person shall be entitled to rely on a certificate given by a director or other duly authorised officer of the Guarantor as to the existence and extent of this Guarantee and any such variation and/or amendment of this Guarantee on entering into any dealing, transaction or arrangement with the Company under or in respect of which an Obligation would or might be incurred by the Company to that person.
13.	This Guarantee shall be governed by and construed in accordance with English law.
IN WITNESS WHEREOF this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of	)
ABBEY NATIONAL PLC	)
was hereunto affixed	)
in the presence of	)

Shaun Patrick Coles Deputy Company Secretary

Shareholder Information
Directors’ Responsibility Statement
We confirm to the best of our knowledge:
1.	The financial statements, prepared in accordance with International Financial Reporting Standards, as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
2.	The management report, which is incorporated into the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.
By order of the Board

António Horta-Osório	Nathan Bostock
Chief Executive	Chief Financial Officer
19 March 2009	19 March 2009

Cross-reference to Form 20-F

Part I

1	Identity of Directors, Senior Management and Advisers		*

2	Offer Statistics and Expected Timetable		*

3	Key Information	Selected Financial Data	138
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	141

4	Information on the Company	History and Development of the Company	5
		Business Overview	5
		Organisational Structure	5
		Property, Plant and Equipment	26

4A	Unresolved Staff Comments		N/a

5	Operating and Financial Review and Prospects	Operating Results	10
		Liquidity and Capital Resources	28-33
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	2
		Off- Balance Sheet Arrangements	30
		Contractual Obligations	33

6	Directors, Senior Management and Employees	Directors and senior management	57-58
		Compensation	63
		Board Practices	62-63
		Employees	64-65
		Share Ownership	64

7	Major Shareholders and Related Party Transactions	Major Shareholders	145
		Related Party Transactions	63, 129-132
		Interests of Experts and Counsel	*

8	Financial Information	Consolidated Statements and Other Financial	72
		Information
		Significant Changes	9

9	The Offer and Listing	Offer Listing and Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*

10	Additional Information	Share Capital	*
		Memorandum and Articles of Association	146
		Material Contracts	21
		Exchange Controls	N/a
		Taxation	145
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	146
		Subsidiary Information	N/a

11	Quantitative and Qualitative Disclosures about Market Risk		36-51

12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*

Part II

13	Defaults, Dividend Arrearages and Delinquencies		N/a

14	Material Modifications to the Rights of Security Holders
	and Use of Proceeds		N/a

15	Controls and Procedures	Disclosure Controls and Procedures	66
		Management's Annual Report on Internal Control over	66
		Financial Reporting
		Attestation Report of the Registered Public	N/a
		Accounting Firm
		Changes in Internal Control Over Financial Reporting	66

15T	Controls and Procedures		N/a

16A	Audit Committee Financial Expert		62

16B	Code of Ethics		65

16C	Principal Accountant Fees and Services		99

16D	Exemptions from the Listing Standards for Audit Committees		N/a

16E	Purchases of Equity Securities by the Issuer and Affiliated
	Purchasers		N/a

16F	Change in Registrant’ Certifying Accountant		N/a

16G	Corporate Governance		N/a

Part III

17	Financial Statements		N/a

18	Financial Statements		72

19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ABBEY NATIONAL plc

By:	/s/ António Horta-Osório António Horta-Osório
Chief Executive
Dated: 19 March 2009

EXHIBIT INDEX

Exhibits *

1.1	Memorandum and Articles of Association of Abbey National plc***

4.1	Share subscription agreement between Banco Santander, S.A. and Abbey National plc dated 8 January 2009

7.1	Statement of ratio of earning to fixed charges**

8.1	List of Subsidiaries of Abbey National plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP**

*	Documents concerning Abbey National plc referred to within the Annual Report on Form 20-F 2008 may be inspected at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom, the principal executive offices and registered address of Abbey National plc.

**	Incorporated by reference into Registration Statements Nos. 333-10232, 333-11320 on Forms F-3.

***	As previously filed with the Securities and Exchange Commission as an exhibit to Abbey National plc’s Form 20-F.