Form 20-F
period 2009-12-31
Santander UK plc
filed 2010-04-27
CIK 1087711

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report to
Commission file number 0-25670
Santander UK plc
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
Subordinated Guarantee by Santander UK plc (as successor in interest to Abbey National plc) of the 8.963% Non-Cumulative Perpetual Preferred Limited Partnership Interests issued by Abbey National Capital LP I
Subordinated Guarantee by Santander UK plc (as successor in interest to Abbey National plc) of the 8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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
Yes ☐ No ☑

Business Review and Forward-looking Statements
Chief Executive’s Review
Overview
We have seen an excellent performance from all business areas in 2009 despite continued turbulent market conditions. Our personal financial services revenue and profit growth improved considerably and were significantly ahead of our UK peer group on these measures. We also continue to transfer best practices and to create synergies with other Santander group units and to manage our costs well.
     We have delivered an increase of 52% in statutory profit after tax, which was underpinned by sustained but prudent lending and continued growth in retail and corporate deposits. At the same time we have improved overall margins in a low interest rate environment, through pricing and hedging strategies reflecting the increased cost of funding. Each of the businesses strengthened and advanced, allowing us to achieve double digit trading income growth for the second year in succession. As in 2008, this was balanced against controlled costs, despite on-going investment, which meant that we achieved double digit operating jaws (operating income growth less operating cost growth) for the fifth consecutive year. Our trading cost:income ratio has improved further to 42% (2008: 50% including Alliance & Leicester) and is now ‘best in class’ when compared to our UK peers.
Business Performance
Our business continues to thrive and our market position has been strengthened by the additions of Alliance & Leicester plc and the Bradford & Bingley savings business. We now have market shares in our retail business of around 10% across our core markets of mortgages, savings and bank accounts. The business combination with Alliance & Leicester also accelerated our growth into the small and medium-sized enterprises (SMEs) market to an estimated market share of 3%, a key step forward as we continue to develop the range of services we provide and move towards our ambition of being a full service commercial bank.
     Our core business strategy continues to serve us well and has not changed. We continue to focus on our customers, driving efficiencies across the combined businesses and reinvesting these cost savings in growth projects for the future and new innovative and value-for-money products and service to our customers. This, together with excellent service, will drive cross-sales to our 25 million UK customers, and increase customer loyalty. In 2009, our ability to offer better value-for-money products resulted in more ‘best-buy’ mentions in the UK press than any other UK bank, and has supported a significant uplift in new business.
     Highlights in 2009 (relative to 2008 on a trading basis including Alliance & Leicester) include:
•	opening 1.1 million new current accounts, which exceeded our target of 1 million new current accounts, and represented a 21% increase from 2008;

•	increasing investment sales by 25% compared to a wider market decline estimated at 13%, driven by a combination of improved advisor coverage across the network and competitive offers;

•	our commitment to remain a consistent mortgage lender in difficult times, with a gross lending market share of 18.4% (2008: 13.9%) and £7.6bn of net lending in 2009 (2008: £6.1bn), increasing our estimated market share of mortgage stock by 0.6% to 13.5%;

•	increasing lending to SMEs by 16% compared to 2008. This has been possible through leveraging relationships via the 20 regional corporate centres acquired as part of Alliance & Leicester, and extending the product range and number of small business advisers;

•	growth in net deposits of £14.9bn across Retail, Corporate and Private Banking customers, demonstrating that Santander UK is seen as a “safe haven” for UK savers; and

•	strong revenue performance in Global Banking & Markets, taking advantage of favourable market conditions in interest rate and equity markets, as well as further building its client-focused franchise.
Integration and Rebrand
In January 2010, we completed the rebranding of Abbey and Bradford & Bingley’s savings business to Santander, and our customers are already seeing the benefit of the increased number of Santander branches (now around 1,000). In addition, we have extended the range of our value-for-money products and services available to customers of Bradford & Bingley’s savings business.
     The integration of Alliance & Leicester is on track and we expect to complete the transfer of its branches and customers onto Partenon, Santander’s IT system, by the end of the year, which will coincide with the rebranding of Alliance & Leicester to Santander. By the end of the year, our customers will have access to approximately 1,300 branches. We are on target to deliver by 2011 the £180m of cost savings that we identified when we acquired Alliance & Leicester.
Funding, Liquidity and Capital
We have continued to manage our balance sheet prudently, having reduced our reliance on short-term funding over the course of 2009 by increasing our customer deposits and by further reducing non-core assets, such as the Treasury asset portfolio acquired with Alliance & Leicester plc. At the same time, Santander UK has been able to support the UK economy with continued strong commercial net lending growth which has been more than matched by a larger increase in net deposit flows. In doing so this has improved our loan to deposit ratio, including equity, to 126% (136% in 2008).

Business Review and Forward-looking Statements
Chief Executive’s Review continued
From the start of 2009, Santander UK has raised all of the wholesale funding needs of the enlarged Santander UK Group via Abbey National Treasury Services plc, the Group’s face to the wholesale markets.
     Although the global financial system has experienced difficult credit and liquidity conditions since August 2007, recent months have seen an improvement in market conditions with wholesale funding spreads tightening, albeit not to levels pre-turmoil. Santander UK has taken advantage of improving market conditions to raise additional wholesale funding, in particular, two well received benchmark sized transactions to wholesale investors in the second half of 2009, and in March 2010 the first publicly-placed mortgage-backed securitisation transaction from a UK bank since 2007 (other recent transactions from UK banks had included an investor put). The transaction was denominated in both pounds sterling and euro and raised approximately £1.4bn. Whilst the various UK Government schemes to support the banking sector were welcomed by Santander UK we have chosen not to participate in them.
     In 2009, the UK Financial Services Authority, our main UK regulator announced its new liquidity regime. Implementation of this regime has begun, and we will work closely with the regulator to ensure that a balance between prudent liquid asset holdings and continued lending growth is maintained. Over the course of 2009, Santander UK’s liquidity policy has seen its holdings of liquid assets further increase compared to the end of 2008, which was itself greatly increased compared to the holdings at the start of 2008.
     During the course of 2009, we strengthened our capital ratios. Our Core Tier 1 capital ratio increased to 6.8% (2008: 6.2%), and our Tier 1 capital ratio increased to 9.5% (2008: 8.5%). These improvements have been delivered without the need to raise capital, and were achieved through retained earnings after a dividend payout of £500m, de-risking of non-growth Alliance & Leicester portfolios and our unsecured personal loan portfolio, and some improvement to capital models.
Key Financial Highlights
Santander UK has delivered statutory profit after tax of £1,245m, an increase of 52% over £819m in 2008. We have achieved the financial targets for 2009, with trading income growth of 20% and a further improvement in the trading cost:income ratio from 50% (including Alliance & Leicester) to 42% in the year.
Summary Highlights
Personal Financial Services trading profit before tax (management’s preferred profit measure, described in the Business Review — Summary on page 16) increased by £447m, 31% to £1,912m compared to £1,465m in 2008.
•	Personal Financial Services trading income was up 20%, driven by a strong performance across all business divisions, with the commercial banking spread improving to 1.82% (2008: 1.44%).
•	Retail Banking income benefited from both asset and deposit growth driven by competitively-priced, low risk lending with deposit acquisition across a broad range of products (savings, banking and structured products). In addition, mortgage margins improved throughout 2009 as a result of lower interest rates and sustained new business margins in excess of stock margin, and increased standard variable rate asset.

•	Corporate Banking income was ahead of 2008 driven by SME customer lending for the combined businesses up 16%, with targeted lending through the 20 regional centres acquired as part of Alliance & Leicester. This lending was more than offset by deposit inflows as companies sought to diversify their banking relationships.

•	Private Banking income was also ahead of 2008 reflecting growth in all business areas, in particular Cater Allen and Abbey International due to increased customer deposits.

•	Global Banking & Markets had a good year, driven by sustained growth in customer activity. Results benefited from growth in equity products activity linked to the sales of investments through retail channels as customers sought improved returns in the low interest rate environment. In addition, there was an increase in Short Term Markets activity mainly during the first half of the year when spreads were volatile in the market.
•	Personal Financial Services trading expenses were in line with the prior year. Increases in the cost base as a result of the acquisition of Bradford & Bingley’s savings business in September 2008, and investments in growth businesses, have been offset by savings achieved on the removal of duplicated back office and support functions across the business. Excluding Bradford & Bingley’s savings business, costs were down by 3% and Alliance & Leicester costs decreased by 17%.

•	The combination of tightly controlled costs and strong revenue growth resulted in a further improvement in the trading cost:income ratio to 42%.

•	As expected in light of the recessionary conditions experienced in the UK for much of 2009, the trading provisions charge increased, up 64% reflecting the effects of falls in house prices and increased unemployment. However, the second half of the year saw a flattening of recent trends, most noticeably in relation to mortgages with a slower growth in arrears. This reflects, in part, the better than expected unemployment trends and the persistent low interest rate environment, but also collection efforts and the overall quality of the book. We have preserved conservative levels of coverage (provisions as a proportion of non-performing loans), and our arrears and repossession levels have remained significantly better than industry benchmarks from the Council of Mortgage Lenders.

•	The Alliance & Leicester corporate and treasury asset portfolios are performing in line with expectations at the time of acquisition. Balances in the run down portfolios have been reduced by 19% and 36% respectively, through natural maturities and some disposals of assets, with a focus on those considered to be higher risk.

Business Review and Forward-looking Statements
Chief Executive’s Review continued
Strategic context
We have made tremendous progress transforming our UK business and our 2009 results are the culmination of five years’ hard work. Since becoming part of the Santander Group in November 2004, we have:
•	introduced Santander’s IT system, Partenon, one of the most significant banking IT programmes seen in the UK;

•	improved our profitability and revenue generation so that today we believe that we are the most profitable personal financial services provider in the UK;

•	reduced the trading cost:income ratio from 73% to 42%, now well below the sector average of approximately 57% and best in class when compared to our UK peers;

•	used our competitive cost advantage to rejuvenate our product range to deliver more competitive value-for-money products than our peer group in the UK;

•	introduced and maintained a measured and prudent approach to lending;

•	increased the scale of our UK operations with the combination of Santander UK, Alliance & Leicester and Bradford & Bingley’s savings business; and

•	completed the rebranding of Abbey and Bradford & Bingley branches, with Alliance & Leicester to be rebranded by the end of 2010.
While we have seen a significant increase in new business in 2009, our strategy going forward will be to reward our existing 25 million customers with even better value-for-money products, giving them a compelling reason to do more business with us. In this context, we launched a zero fee current account targeting existing and new mortgage and investment customers, and we have further plans for 2010.
     In 2009 and 2008, we won Euromoney’s ‘Best UK Bank’ award. Banco Santander, S.A. won Euromoney’s ‘Best Bank in Western Europe’ award in 2009 and its ‘Best Global Bank’ award in 2008. In addition, in 2009 we won The Banker Award for ‘Best Bank in the UK’ and Banco Santander, S.A. won its ‘Best Bank in the World’ award. The focus on customers and service are core Santander values against which good progress has been made — and efforts remain channeled to deliver further improvements in 2010.
Looking ahead
Rebranding to Santander is a significant step towards achieving our vision of becoming the best commercial bank in the UK, and we expect to be able to demonstrate further progress in 2010.
     More recent data indicates that the UK economy is starting to emerge from recession and both the Bank of England and the UK Government are expecting that the UK economy will grow in 2010. The pace of that growth may well be slow and economic prospects, both in the UK and globally, remain subject to considerable uncertainty.
     Our business model will not change and we expect to reduce our cost to income ratio even further. We will continue to focus on managing risk and prudent lending while growing our business and transferring best practices to and from other units of the Santander group. We will continue to prioritise improving our service and putting our customers at the heart of everything we do. Customer service remains a priority, to build on the improvements made in 2009.
     Over the next few years we want to increase the number of products each of our customers holds through increasingly competitive and market-leading products. We’ll launch similar products and initiatives to the Zero current account to reward our 25 million customers and we are confident this approach will continue to set us apart from other UK banks.
Summary
2009 has been a very successful year for Santander UK, which would not have been possible without the continued support, dedication and commitment of our staff, as well as from many people and units of the Santander group, of which I am very proud. Together, we have built a great business and I would like to take this opportunity to thank them for their outstanding contribution in 2009.
     As the UK emerges from recession, we remain cautiously optimistic about our business prospects. We believe that 2010 will mark a further significant step in our business as we complete the integration and rebranding of Alliance & Leicester. Against this background, and with the ongoing benefit from our Group strength, we believe that our UK business continues to be well-positioned for the challenges and opportunities ahead.
António Horta-Osório
Chief Executive

Business Review and Forward-looking Statements
Forward looking Statements
Santander UK plc (formerly Abbey National plc) (the ‘Company’) and its subsidiaries (together ‘Santander UK’ or the ‘Group’) may from time to time make written or oral forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	statements of plans, objectives or goals of Santander UK or its management, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.
Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
     By their very nature, forward-looking statements cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on Santander UK’s behalf. Some of these factors are considered in detail in the Risk Management section on page 49 and the Risk Factors section on page 192 and may include:
•	inflation, interest rate, exchange rate, basis spread, market and monetary fluctuations;

•	lack of liquidity in funding markets and sources of funding in periods of economic and political crisis;

•	the effect of, and changes to, government supervision and regulation of financial services institutions in response to recent market conditions and turmoil in the broader financial services industry;

•	extraordinary governmental actions, including nationalisation of financial services institutions in response to recent market conditions and turmoil in the broader financial services industry;

•	the effects of market conditions and extent of economic activity in the UK and other geographical markets;

•	the length and severity of current market turmoil and its impact on credit quality, consumer confidence, market volatility, loan delinquencies and defaults;

•	the effects of counterparty defaults on the financial services industry;

•	the effects of competition in the geographic and business areas in which Santander UK conducts operations;

•	changes in consumer spending, saving and borrowing habits in the UK;

•	illiquidity and volatility in UK real estate markets;

•	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;

•	the effects of changes in laws, regulations, taxation or accounting standards or practices, or the effects of the interpretation of laws by the courts;

•	the ability to increase market share and control expenses;

•	the timely development and acceptance of new Santander UK products and services and the perceived overall value of these products and services by customers;

•	acquisitions and disposals;

•	the ability to integrate recently acquired businesses and to realise anticipated saving and operational benefits from such integration;

•	technological changes;

•	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which Santander UK conducts operations;

•	consumer perception as to the continuing availability of credit and price competition; and

•	Santander UK’s success at managing the risks of the foregoing.
Santander UK cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Santander UK, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
     Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report and Accounts, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Santander UK relies in making such disclosures.

Business and Financial Review
Business Overview
This Business and Financial Review contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking Statements” on page 5.
General
Santander UK plc (formerly Abbey National plc) (the ‘Company’) and its subsidiaries (together, ‘Santander UK’ or the ‘Group’) operate primarily in the UK, under UK law and regulation and are part of Banco Santander, S.A. (together with its subsidiaries, ‘Santander’). Santander UK is a significant financial services provider in the UK, being the second largest residential mortgage lender and the third largest savings brand following the combinations with Alliance & Leicester plc and Bradford and Bingley’s savings business, operating across the full range of personal financial services.
     The principal executive office and registered office of Santander UK plc and Abbey National Treasury Services plc is 2 Triton Square, Regent’s Place, London NW1 3AN. Santander UK’s telephone number is +44 (0) 870-607-6000. The designated agent for service of process on Santander UK in the United States is CT, 111 Eighth Avenue, New York, NY 10011. See “Business and Financial Review — Tangible fixed assets” for further information on Santander UK’s properties.
Summary history
The Abbey National Building Society (‘the Society’) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey. A list of the Company’s principal subsidiaries and their country of incorporation can be found on page 139.
     On 12 November 2004, Banco Santander, S.A. completed the acquisition of the entire issued ordinary share capital of the Company, implemented by means of a scheme of arrangement under Section 425 of the Companies Act 1985, making the Company a wholly-owned subsidiary of Banco Santander, S.A.. Banco Santander, S.A. is one of the largest banks in the world by market capitalisation. Founded in 1857, Banco Santander, S.A. has more than 90 million customers and over 14,000 branches.
     In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees transferred, under the provisions of the Banking (Special Provisions) Act 2008, to the Company. All of Bradford & Bingley plc’s customer loans and treasury assets, including all its mortgage assets, were taken into public ownership. The transfer to the Company consisted of the £20bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital relating to offshore entities. The transfer of Bradford & Bingley plc’s customers and their retail deposits further strengthened the Group’s retail customer deposit base and franchise.
     In December 2008, following the acquisition by Banco Santander, S.A. of Alliance & Leicester plc, the Company injected £950m of capital into Alliance & Leicester plc through a subscription for: (i) 234,113,712 new Alliance & Leicester plc ordinary shares for cash at £2.99 per ordinary share; (ii) US$220m undated subordinated notes issued by Alliance & Leicester plc; and (iii) euro 115m undated subordinated notes issued by Alliance & Leicester plc. Previously, in October 2008, the Company subscribed for US$100m undated floating rate subordinated notes issued by Alliance & Leicester plc. As a result of the subscription for ordinary shares, the Company held 35.6% of the issued ordinary share capital of Alliance & Leicester plc at 31 December 2008.
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc. As described in Note 47 to the Consolidated Financial Statements, the Company has accounted for the transfer of Alliance & Leicester plc with effect from 10 October 2008, the date on which Alliance & Leicester plc was acquired by Banco Santander, S.A..
     These business combinations allow the Group to deliver increased critical mass in the UK through greater market share.
     In 2009 and 2008, the Company won Euromoney’s ‘Best UK Bank’ award. Banco Santander, S.A. won Euromoney’s ‘Best Bank in Western Europe’ award in 2009 and its ‘Best Global Bank’ award in 2008. In addition, in 2009 the Company won The Banker Award for ‘Best Bank in the UK’ and Banco Santander, S.A. won its ‘Best Bank in the World’ award.
     As of 11 January 2010, the Company, which includes the Bradford & Bingley savings business, changed its name to Santander UK plc and now operates under the Santander brand name. Alliance & Leicester will also be rebranded as Santander by the end of the year, as information technology changes ensure any Santander customer in the UK can transact in all its UK branches. The move is delivering a significant advantage for customers as they have been able to use 1,000 branches from early 2010 and will be able to use up to 1,300 branches by the end of the year. The change also reflects Santander group’s policy to operate under a single brand.
Corporate purpose and strategy
Santander UK’s purpose is to maximise value for its shareholder, Banco Santander, S.A., by focusing on offering a full commercial banking service in the UK providing value-for-money products to customers. With the continuing support of Banco Santander, S.A., Santander UK aims to be the best commercial bank in the UK.

Business and Financial Review
Business Overview continued
Executive responsibility
Santander UK’s management structure is headed by António Horta-Osório, Chief Executive, and consists of a number of business and support divisions. The business divisions consist of:
•	Retail Banking — offers residential mortgages, savings and banking and other personal financial products to customers throughout the UK. Alison Brittain heads Retail Distribution as well as business banking and e-commerce, while Antonio Lorenzo is responsible for the Intermediary channel.

•	Corporate Banking — offers banking services principally to small and mid-sized (‘SME’) UK companies. It also contains operations in run down. This division is headed by Steve Pateman.

•	Global Banking & Markets — provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products. This division is headed by Luis de Sousa.

•	Private Banking — offers private banking and other specialist banking services. On 10 March 2010, the self-invested personal pension plan and the WRAP portfolio management service businesses were sold. This division is headed by Antonio Lorenzo.
The support divisions consist of:
•	Retail Products and Marketing — responsible for integrating and gaining the maximum value from Santander UK’s products, marketing and brand communications to serve Santander UK’s customers better. This division is headed by Miguel-Ángel Rodríguez-Sola.

•	Human Resources — responsible for delivering the human resources strategy and personnel support. This division is headed by Karen Fortunato.

•	Manufacturing — responsible for all information technology, cost control and operations activity, including service centres. This division is headed by Juan Olaizola.

•	Risk — responsible for ensuring that the board of directors (“Board”) and senior management team of Santander UK are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. This division is headed by Juan Colombás.

•	Internal Audit — responsible for supervising the compliance, effectiveness and efficiency of Santander UK’s internal control systems to manage its risks. This division is headed by Jorge de la Vega.
In addition there are a number of corporate units:
•	Group Infrastructure — This unit includes Asset & Liability Management, Group Capital and Funding and reports to Antonio Lorenzo.

•	Strategy & Planning, Financial Accounting & Economics — This unit reports to Antonio Lorenzo.

•	Corporate Services — This unit includes Legal, Secretariat, Compliance and Regulatory Risk Management and reports to Karen Fortunato.

•	Service Quality — This unit reports to Miguel-Ángel Rodríguez-Sola.

•	Communications — This unit is headed by Matthew Young.

•	Santander Universities in the UK — This unit is headed by Miguel-Ángel Rodríguez-Sola, with oversight in line with the global Universities structure.
Competitive environment, future trends and outlook
The economic environment in 2009 remained very difficult, with falling house prices, volatile share prices, rising unemployment, and difficulties facing banks, homeowners and savers. The UK’s retail banks underwent further significant changes, with the UK Government increasing its holdings of shares in The Royal Bank of Scotland Group plc and Lloyds Banking Group plc. The UK Government continues to support UK banks during the current market turmoil through the Special Liquidity Scheme, the Asset Protection Scheme, the Credit Guarantee Scheme and the UK Banking Act 2009.
     Santander UK’s main competitors are other UK retail banks, building societies and other financial services providers such as insurance companies, supermarket chains and large retailers. The market remains highly competitive, driven largely by market incumbents. Management expects such competition to continue in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors.
     2010 is expected to be another difficult year for the UK economy. Although the UK economy has begun to show signs of emerging from recession, unemployment is predicted to remain high, resulting in continuing difficulties for banks, homeowners and savers. The outcome of the European Union’s review of the UK Government’s support for The Royal Bank of Scotland Group plc and Lloyds Banking Group plc may also trigger further restructuring of the retail banking sector in the UK. Santander UK continues to benefit from the strength of its parent company, Banco Santander, S.A. and, as part of Santander, management remains confident of Santander UK’s strength and potential to continue growing despite continuing challenging conditions in some of its core personal financial services markets. A detailed description of management’s basis for concluding that Santander UK remains a going concern is set out in the Directors’ Report — Going Concern on page 89.

Business and Financial Review
Business Overview continued
Personal Financial Services (‘PFS’)
The overview below reflects the reporting structure in place during 2009 in accordance with which the segmental information in the Business and Financial Review has been presented. In this report, the Retail Banking, Corporate Banking, Global Banking & Markets, Private Banking, and Group Infrastructure segments are referred to as the Personal Financial Services businesses.
Retail Banking
Retail Banking consists of residential mortgages, savings, banking and consumer credit, online banking and financial services through cahoot, general insurance, Santander Business Banking (formerly known as Abbey Business), asset management and credit cards.
Residential Mortgages
Following the transfer of Alliance & Leicester plc to the Company in January 2009, Santander UK is now the second largest provider of residential mortgages in the UK measured by outstanding balances, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers.
     Mortgage loans are offered in two payment types. Repayment mortgages require both principal and interest to be repaid in monthly instalments over the life of the mortgage. Interest-only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term. This can be arranged via a number of investment products including Individual Savings Accounts and pension policies, or by the sale of the property.
     Santander UK’s mortgage loans are usually secured by a first mortgage over property and are typically available over a 25-year term, although there is no minimum term. Variable rate products charge interest at variable rates, including trackers which track the Bank of England base rate and those determined at the discretion of Santander UK by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally fixed for between two and five years, after which they bear interest at standard variable rates. The majority of new mortgage business is through fixed rate business, normally with an incentive period for the first two to five years. In line with the rest of the UK market, a significant proportion (although reduced compared with the previous year) of mortgages are repaid at the end of the fixed or incentive period, with the customer moving to a new incentive product. The remainder stay on Santander UK’s standard variable rate.
Savings
Following the acquisition of Bradford & Bingley’s savings business in September 2008 and the transfer of Alliance & Leicester plc to the Company in January 2009, Santander UK is now the third largest deposit taker in the UK and provides a wide range of retail savings accounts in the UK, including on-demand, notice, and investment accounts, Individual Savings Accounts, and capital guaranteed products. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.
Banking and Consumer Credit
Santander UK offers a range of personal banking services including current accounts, credit cards and unsecured personal loans. Credit scoring is used for initial lending decisions. Behavioural scoring is used for certain products for further lending decisions.
cahoot
cahoot is the Group’s separately branded, e-commerce retail banking and financial services provider.
General Insurance
The range of non-life insurance products distributed by Santander UK includes property (buildings and contents) and payment protection. Residential home insurance remains the primary type of policy offered and is sold through the branch network, the internet and over the telephone, as well as being sold by mortgage intermediaries, often at the time a mortgage is taken out.
Santander Business Banking
Santander Business Banking offers a range of banking services to small businesses in the UK.
Asset Management
Retail Banking earns a commission on products sold through its agreement with a sister company, Santander Asset Management UK Limited.
Credit Cards
Santander UK credit cards are issued through a sister company outside the Group, Santander Cards Limited. Retail Banking earns a commission from Santander Cards Limited on every credit card sold.
Corporate Banking
Corporate Banking provides a range of banking services through its network of Regional Business Centres and specialist businesses. Following the transfer of Alliance and Leicester plc to Santander UK plc by Banco Santander, S.A. a broad range of banking products is now offered including loans, current accounts, deposits, treasury services, asset finance, cash transmission, trade finance and invoice discounting. The Regional Business Centres have seen significant growth in their customer base in 2009 and primarily service small and medium-sized UK companies. The specialist businesses within Corporate Banking service customers in various business sectors including Real Estate, Social Housing, and Infrastructure.
     Corporate Banking is also responsible for managing the run down of certain portfolios, including aviation and shipping. Prior to its disposal on 8 December 2008, it was also responsible for Porterbrook, its rolling stock leasing business. 100% of Porterbrook Leasing Company Limited and its subsidiaries were sold to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank AG, London Branch and Lloyds Banking Group plc, for a cash consideration of approximately £1.6bn with Santander UK providing £0.6bn medium-term, senior loan funding to the acquisition vehicle.

Business and Financial Review
Business Overview continued
Global Banking & Markets
Global Banking & Markets is principally structured into two business areas: Rates and Equity. Rates cover sales and trading activity for fixed income derivatives. Equity comprises the Equity Derivatives, Property Derivatives and Short Term Markets areas. Equity and residential property derivatives activities include the manufacture of structured products sold to retail customers both by Santander UK and by other financial institutions. Short Term Markets runs the securities lending/borrowing and repurchase agreement (‘repo’) businesses and retains a US branch for funding purposes.
     In 2008, the US securities financing business was closed. Previously, Global Banking & Markets also operated a credit derivatives business, but given the lack of activity in the credit markets beginning in 2007, the business was closed and its activities consolidated in Spain with the equivalent Banco Santander, S.A. unit with effect from 1 January 2008.
Private Banking
Private Banking consists of Abbey National International Limited, Alliance & Leicester International Limited, Bradford & Bingley International Limited and Santander UK’s majority interest in Santander Private Banking UK Limited. On 17 December 2007, Santander UK sold 49% of its shareholding in Santander Private Banking UK Limited (consisting of James Hay, Cater Allen Limited and Abbey Stockbrokers Limited) to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A., for a total cash consideration of £203m. The companies affected were Cater Allen Limited, Abbey Stockbrokers Limited, James Hay Holdings Limited, and their subsidiaries. On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group for a cash consideration of approximately £39m. The IFG Group provides independent financial advisory, fund management and pension administration services in Ireland and the UK.
Offshore Deposit-Taking Businesses: Abbey, Alliance & Leicester and Bradford & Bingley International
Abbey National International Limited uses the Abbey International brand. Its office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro. Alliance & Leicester International Limited is based in the Isle of Man, with a focus on attracting deposits from both retail and corporate customers via savings accounts denominated in sterling, US dollars and euro. Bradford & Bingley International Limited is also based in the Isle of Man with a focus on attracting deposits from both retail and corporate customers via savings accounts predominantly denominated in sterling.
Cater Allen
Cater Allen Limited, trading as Cater Allen Private Bank, provides financial services products to individuals and businesses. The business attracts clients by marketing to introducers, including independent financial advisers.
Abbey Stockbrokers
Abbey Stockbrokers Limited, trading as Abbey Sharedealing, provides a direct share trading service for customers. Customers buy and sell shares on their account with the help of the dealers at Abbey Sharedealing. No advice is provided and all trades are on an execution-only basis.
James Hay
James Hay provided administration services for self-invested pension plans and the WRAP portfolio management product (which combines all of a client’s investments into a single manageable account) to end customers mainly via independent financial advisers and branded financial service providers. As noted above, this business was sold on 10 March 2010.
Group Infrastructure
Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is also responsible for Group Capital and Funding, and the Treasury asset portfolio of the Alliance & Leicester group. ALM is responsible for managing the Group’s structural balance sheet shape and, in conjunction with the Risk Division, tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include Retail Banking’s product and structural exposure to interest rates and, in that role, it is a link between Retail Banking and Global Banking & Markets. ALM recommends and helps to implement Board, Asset and Liability Management Committee and Risk Committee policies for all aspects of balance sheet management — formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. Group Capital is responsible for the return on the Group’s capital, reserves, preference shares and subordinated debt. Funding is responsible for the provision of funding, both to other businesses within the Group and to fellow subsidiaries of Banco Santander, S.A..
     Santander UK plc and Abbey National Treasury Services plc had a shelf registration statement with the US Securities and Exchange Commission, which expired in December 2008. The possibility of filing a new registration statement is being kept under review. Additionally, as part of its prudent contingent funding arrangements, ALM ensures that Santander UK has access to the central bank facilities made available by the Bank of England, the Swiss National Bank, the US Federal Reserve and indirectly the European Central Bank. Further information is set out in detail in the Balance Sheet Business Review — Sources of Liquidity on page 45.

Business and Financial Review
Business Review — Summary
The results discussed below are not necessarily indicative of Santander UK’s results in future periods. The following information contains certain forward-looking statements. See “Forward-looking Statements” on page 5. The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements elsewhere in this Annual Report and Accounts.
Executive Summary
Santander UK has prepared this Business and Financial Review in a manner consistent with the way management views the business as a whole. As a result, Santander UK presents the following key sections to the Business and Financial Review:
•	Business Review Summary — this contains an explanation of the basis of Santander UK’s results and any potential changes to that basis in the future; a summary Income Statement with commentary; a summary of the nature of adjustments between Santander UK’s statutory basis of accounting (as described in the Accounting Policies section on pages 109 to 123 and Santander UK’s management basis of accounting (known as the “trading” basis);

•	Key Performance Indicators — this contains a description of the key measures used by management in assessing the success of the business against its strategies and objectives;

•	Personal Financial Services — this contains a supplementary summary of the results, and commentary thereon, by Income Statement line item on a trading basis, for each segment. Additional information is provided for the Retail Banking segment due to its significance to the Group’s results;

•	Other Material Items — this contains information about the statutory to trading basis adjustments; and

•	Balance Sheet Business Review — this contains an analysis of Santander UK’s balance sheet, including:
•	Off-Balance Sheet disclosures — a summary of Santander UK’s off-balance sheet arrangements, their business purpose, and importance to Santander UK;

•	Capital disclosures — an analysis of Santander UK’s capital needs and availability; and

•	Liquidity disclosures — an analysis of Santander UK’s sources and uses of liquidity and cash flows.
Basis of results presentation
The Group’s business is managed and reported on the basis of the following segments:
•	Retail Banking;

•	Corporate Banking;

•	Global Banking & Markets;

•	Private Banking; and

•	Group Infrastructure.
In 2009, the Bradford & Bingley offshore deposit-taking business was managed and reported as part of Private Banking rather than Retail Banking as in 2008. The segmental analysis of the Group’s results for 2008 has been amended to reflect this change. In addition, in 2009, the Group’s transfer pricing arrangements were updated to reflect the greater benefit of retail deposits in a period of higher funding costs. Prior years’ segmental analyses have been adjusted for consistency. In this report, the Retail Banking, Corporate Banking, Global Banking & Markets, Private Banking and Group Infrastructure segments are referred to as the Personal Financial Services (“PFS”) businesses.
Critical Factors Affecting Results
Critical accounting policies and areas of significant management judgement
The preparation of Santander UK’s Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates and judgements that are considered important to the portrayal of Santander UK’s financial condition including, where applicable, quantifications of the effects of reasonably possible ranges of such estimates and judgements are set out in the Accounting Policies in the Consolidated Financial Statements.
Impact of the current credit environment
Further information about the impact of the current credit environment is contained in the Risk Management Report on page 77, in addition to information relating to the valuation of financial instruments included in the Group’s critical accounting policies disclosures referred to above.
Profit on disposal of Group undertakings
No profits or losses were made on the disposal of Group undertakings (2008: £40m, 2007: £7m) or on the sale of non-controlling interests in subsidiary undertakings (2008: £nil, 2007: £105m) during the year.
Significant acquisitions and disposals
The 2009 results included significant contributions from Alliance & Leicester, (which was transferred to the Company on 9 January 2009) and the Bradford & Bingley savings business (acquired in September 2008), as described in the Business Overview.
Current and future accounting developments under IFRS
Details can be found in the Accounting Policies on page 109 of the Consolidated Financial Statements.

Business and Financial Review
     Business Review — Summary continued
Group Summary
On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for Santander UK plc newly issued ordinary shares. Accordingly, Santander UK plc is now the immediate parent company of Alliance & Leicester. As described in Note 47 to the Consolidated Financial Statements, in the absence of authoritative guidance under International Financial Reporting Standards (‘IFRS’) for accounting for transactions between entities under common control, the transfer has been accounted for in a manner consistent with group reconstruction relief under UK Generally Accepted Accounting Practice (‘UK GAAP’). As a result, the transfer of Alliance & Leicester has been accounted for by the Company with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired Alliance & Leicester. The Group’s Consolidated Financial Statements for the year ended, and as at 31 December 2008 have been amended to reflect this treatment, where significant, as described in Note 47.
Summarised consolidated statutory income statement and selected ratios

	2009	2008	2007
	£m	£m	£m

Net interest income	3,412	1,772	1,499
Non-interest income	1,284	1,232	1,283

Total operating income	4,696	3,004	2,782

Administrative expenses	(1,848)	(1,343)	(1,369)
Depreciation and amortisation	(260)	(202)	(205)

Total operating expenses excluding provisions and charges	(2,108)	(1,545)	(1,574)

Impairment losses on loans and advances	(842)	(348)	(344)
Provisions for other liabilities and charges	(56)	(17)	—

Total operating provisions and charges	(898)	(365)	(344)

Profit before tax	1,690	1,094	864
Taxation charge	(445)	(275)	(179)

Profit for the year	1,245	819	685

Attributable to:
Equity holders of the parent	1,190	811	685
Non-controlling interest	55	8	—

Core Tier 1 capital ratio(1) (%)	6.8%	6.2%	5.4%
Tier 1 capital ratio(1) (%)	9.5%	8.5%	7.3%
Risk weighted assets(2)	67,438	63,425	68,562

(1)	From 1 January 2008, the Group has managed its capital requirements on a Basel II basis, as described in Note 50 to the Consolidated Financial Statements. 2007 has been presented on a Basel I basis.

(2)	In accordance with the requirements of the UK Financial Services Authority, this includes 35.6% of Alliance & Leicester plc’s risk weighted assets at 31 December 2008, reflecting Santander UK’s ownership of that percentage of Alliance & Leicester plc’s ordinary share capital on that date, as described in Business Overview — Summary History.
Profit before tax of £1,690m increased from £1,094m in 2008 (2007: £864m). Material movements by line include:
Net interest income

	2009	2008	2007
	£m	£m	£m

Retail Banking	3,090	1,587	1,449
Corporate Banking	208	(28)	(42)
Private Banking	139	105	89
Group Infrastructure	(25)	108	3

	3,412	1,772	1,499

2009 compared to 2008
Net interest income of £3,412m compared to £1,772m in 2008 increased by £1,640m. Of the total increase, £840m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. By segment, the movements were:
•	Retail Banking net interest income of £3,090m increased by £1,503m from £1,587m in 2008. Of the total increase, £760m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of £743m was largely driven by balanced growth in customer lending and deposits across a mix of products combined with effective margin management, as well as a 17% growth in bank account liability balances and hedging strategies which helped to offset the impact of lower interest rates. In terms of lending, unsecured lending balances continued to decline, but were more than offset by net mortgage lending of £7.6bn in 2009. The increase in mortgage lending resulted in the Group taking an 18% share of the gross mortgage lending market in the UK in 2009, with lending written at margins above stock margin and with an emphasis on targeting lower loan-to-value segments. In addition, income from existing mortgage balances increased as more customers reverted to standard variable rate, and margins improved in both the mortgage and unsecured loan portfolios.

Business and Financial Review
Business Review — Summary continued
•	Corporate Banking net interest income of £208m increased by £236m from £(28)m in 2008. Of the total increase, £92m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of £144m reflected in part the sale of the Porterbrook businesses early in December 2008 (net interest income in 2008 included interest expense of £76m incurred by the Porterbrook businesses, whereas its associated leasing income was classified as non-interest income). The balance of the increase in net interest income in 2009 reflected continued benefit from higher asset margins as new business lending and pricing was altered to reflect the market environment in terms of funding cost and competitors’ de-leveraging. Net interest income also improved as a result of robust growth of both assets and liabilities.

•	Private Banking net interest income of £139m increased by £34m from £105m in 2008. Of the total increase, £8m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of £26m was primarily due to the benefit of new transfer pricing arrangements on deposits acquired in the year combined with balance growth, more than offsetting an increased cost of acquisition.

•	Group Infrastructure net interest income/(expense) of £(25)m decreased by £133m from £108m in 2008. Of the total decrease, £20m represented the inclusion of the net interest expense in 2009 of Alliance & Leicester. The remaining decrease of £113m reflected an increase in funding costs during the year, a lower return on liquid assets, and changes to transfer pricing arrangements to reflect current market conditions that benefited the operating business units.
2008 compared to 2007
Net interest income of £1,772m compared to £1,499m in 2007 increased by £273m, driven by a combination of asset growth and improved Commercial Banking spread up four basis points:
•	Retail Banking net interest income of £1,587m increased by £138m from £1,449m in 2007, which benefited from strong asset growth of 10% in challenging market conditions, and our continued focus on effective margin management for both mortgages and customer deposits. Lending growth was focused on high quality prime residential lending at lower LTV and improved retention at attractive margins.

•	Corporate Banking net interest income/(expense) of £(28)m increased by £14m from £(42)m in 2007, driven by continued prudent growth in lending whilst taking advantage of opportunities in the market to improve margins. Furthermore, there was significant growth in deposits from corporate clients, further strengthening the Group’s balance sheet. Overall, net interest income/(expense) for 2007 and 2008 was a net charge as it included interest expense incurred by the Porterbrook businesses that were sold early in December 2008, whereas its leasing income and depreciation were classified as non-interest income.

•	Private Banking net interest income of £105m increased by £16m from £89m in 2007, reflecting growth in all business areas, in particular Cater Allen and Abbey International which were driven by increased customer deposits.

•	Group Infrastructure net interest income of £108m increased by £105m from £3m in 2007 benefiting from higher earnings within Group Infrastructure on retained profits and the additional share capital injection of £1bn in October 2008, prior to its transfer into Alliance & Leicester plc in December 2008.
Non-interest income

	2009	2008	2007
	£m	£m	£m

Retail Banking	683	609	635
Corporate Banking	237	290	266
Global Banking & Markets	380	327	260
Private Banking	34	35	34
Group Infrastructure	(50)	(29)	88

	1,284	1,232	1,283

2009 compared to 2008
Non-interest income of £1,284m increased by £52m compared to £1,232m in 2008. The inclusion of the non-interest income in 2009 of Alliance & Leicester resulted in an increase of £413m. By segment, the movements were:
•	Retail Banking non-interest income of £683m increased by £74m from £609m in 2008. Of the total increase, £179m represented the inclusion of the non-interest income in 2009 of Alliance & Leicester. The remaining decrease of £105m was largely due to lower fees on unsecured lending products, as part of our stated strategy to reduce unsecured lending exposures, as well as lower fees from current accounts due to repricing. In addition, mortgage fees were adversely impacted by a reduction in the volume of mortgage redemptions given decreased activity in the market as a result of declining house prices and lower levels of supply.

•	Corporate Banking non-interest income of £237m decreased by £53m from £290m in 2008. Non-interest income increased by £184m as a result of the inclusion of the non-interest income in 2009 of Alliance & Leicester. However, this was more than offset by a decrease of £265m reflecting the inclusion in non-interest income in 2008 of the leasing income relating to the Porterbrook businesses which were sold early in December 2008. In addition, new business lending has generated increases in both fees and cross-selling of Global Banking & Markets products.

•	Global Banking & Markets non-interest income of £380m increased by £53m from £327m in 2008, reflecting strong performances in the equity business (linked to sales of retail products through the branch network) and short term markets business, which benefited from a favourable trading environment available from wider spreads in an illiquid market.

Business and Financial Review
     Business Review — Summary continued
•	Private Banking non-interest income of £34m decreased slightly from £35m in 2008. Alliance & Leicester contributed £1m in 2009. The remaining decrease was principally due to lower annual, transaction and new business fees.

•	Group Infrastructure non-interest expense of £50m increased by £21m from £29m in 2008. Alliance & Leicester contributed £49m of non-interest income in 2009. The remaining decrease of £70m in the year reflected mark-to-market losses. Substantial mark-to-market gains arose in the second half of 2008 from movements in interest rates, which were more than offset by losses due to widening asset spreads. In 2009, the mark-to-market gains reversed, but the credit spreads did not change significantly, resulting in the recognition of losses.
2008 compared to 2007
Non-interest income of £1,232m compared to £1,283m in 2007 decreased by £51m. The decrease is largely due to the profit on sale received in 2007 from the part sale of PFS subsidiaries, not repeated in 2008.
•	Retail Banking non-interest income of £609m decreased slightly by £26m from £635m in 2007. Despite difficult market conditions, Retail Banking continued to broaden its cross-selling activity, with increased commission from credit cards and investments. Growth in these areas was offset by lower mortgage redemption volumes, lower unsecured lending and continued pressure on current account charges.

•	Corporate Banking non-interest income of £290m increased by £24m from £266m in 2007 as new business lending generated increases in both fees and cross-selling of Global Banking & Markets products, which were partly offset by the cessation of operating lease rental income as a result of the sale of the Porterbrook businesses early in December 2008.

•	Global Banking & Markets non-interest income of £327m increased by £67m from £260m in 2007 reflecting strong performances in both Rates and Equity business, due to increased transactional flow arising from close co-operation with other parts of Santander UK and the beneficial trading environment available from diverging spreads in an illiquid market.

•	Private Banking non-interest income of £35m was broadly in line with £34m in 2007, reflecting increased fees in James Hay offsetting lower income in Abbey International due to the one-off property sales in 2007.

•	Group Infrastructure non-interest income/(expense) of £(29)m decreased by £117m from £88m in 2007, principally due to a decrease in gains on the part sale of PFS subsidiaries of £70m. In addition, Group Infrastructure non-interest income decreased due to a decline in income caused by the termination of the protection business reported in this segment in 2007.
Administrative expenses

	2009	2008	2007
	£m	£m	£m

Retail Banking	1,332	996	1,063
Corporate Banking	168	45	30
Global Banking & Markets	101	104	111
Private Banking	66	58	60
Group Infrastructure	181	140	105

	1,848	1,343	1,369

2009 compared to 2008
Administrative expenses of £1,848m (2008: £1,343m) increased by £505m. Of the total increase, £501m represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester. By segment, the movements were:
•	Retail Banking administrative expenses of £1,332m increased by £336m from £996m in 2008. Of the total increase, £301m represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester. A further £60m of the increase was due to costs related to the Bradford & Bingley savings business since its acquisition in September 2008. The remaining administrative expenses decrease was largely due to the removal of duplications across back office and support functions due to the integration of Alliance & Leicester and the Bradford & Bingley savings business.

•	Corporate Banking administrative expenses of £168m increased by £123m from £45m in 2008. Of the total increase, £128m represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester. The remaining decrease was due to operational efficiencies arising from the integration of Alliance & Leicester and the sale of the Porterbrook business.

•	Global Banking & Markets administrative expenses of £101m were slightly lower than £104m in 2008, reflecting strong cost management while increasing income.

•	Private Banking administrative expenses of £66m increased by £8m from £58m in 2008. Of the total increase, £4m represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester International Limited. The remaining increase of £4m was principally due to costs (including systems and other integration costs) related to Bradford & Bingley International since its acquisition in 2008.

•	Group Infrastructure administrative expenses of £181m increased by £41m from £140m in 2008. Alliance & Leicester contributed £68m in 2009. The remaining decrease of £27m was largely due to savings resulting from integration benefits relating to the combination with Alliance & Leicester, partly offset by higher central costs, including pension contributions and early retirement costs.

Business and Financial Review
Business Review — Summary continued
2008 compared to 2007
Administrative expenses of £1,343m (2007: £1,369m) decreased by £26m due to continuing cost reduction activity partially offset by costs relating to the Bradford & Bingley savings business.
•	Retail Banking administrative expenses of £996m decreased by £67m from £1,063m in 2007, due to continuing cost reduction activity partially offset by costs relating to the Bradford & Bingley savings business.

•	Corporate Banking administrative expenses of £45m increased by £15m from £30m in 2007, largely driven by investment in growing the business.

•	Global Banking & Markets administrative expenses of £104m decreased by £7m from £111m in 2007, reflecting strong cost management while increasing income.

•	Private Banking administrative expenses of £58m decreased by £2m from £60m in 2007 due to continuing cost reduction activity.

•	Group Infrastructure administrative expenses of £140m increased by £35m from £105m in 2007, reflecting investment costs not allocated to the business units.
Depreciation and amortisation

	2009	2008	2007
	£m	£m	£m

Retail Banking	163	80	72
Corporate Banking	88	117	129
Global Banking & Markets	3	3	2
Private Banking	2	1	2
Group Infrastructure	4	1	—

	260	202	205

2009 compared to 2008
Depreciation and amortisation of £260m (2008: £202m) increased by £58m. Of the total increase, £122m represented the inclusion of the depreciation and amortisation in 2009 of Alliance & Leicester. By segment, the movements were:
•	Retail Banking depreciation and amortisation of £163m increased by £83m from £80m in 2008. Of the total increase, £30m represented the inclusion of the depreciation and amortisation in 2009 of Alliance & Leicester. The remaining increase of £53m was largely driven by a full year of depreciation of, and further investment in, our IT platform Partenon and increased depreciation costs as a result of growing our lending to small and medium sized enterprises (SMEs).

•	Corporate Banking depreciation and amortisation of £88m decreased by £29m from £117m in 2008. Alliance & Leicester contributed £87m in 2009. The remaining decrease reflected the sale of the Porterbrook businesses which had contributed depreciation expense of £116m in 2008.
2008 compared to 2007
Depreciation and amortisation of £202m (2007: £205m) was in line with the previous year, principally because Porterbrook was only sold at the end of the year.
•	Retail Banking depreciation and amortisation of £80m increased by £8m from £72m in 2007 due to the commencement of depreciation of our IT platform Partenon.

•	Corporate Banking depreciation and amortisation of £117m decreased by £12m from £129m in 2007. This represents depreciation on the operating lease assets in the Porterbrook train leasing business, which was only sold at the end of 2008.
Impairment losses on loans and advances

	2009	2008	2007
	£m	£m	£m

Retail Banking	712	309	239
Corporate Banking	32	(5)	(29)
Private Banking	2	2	2
Group Infrastructure	96	42	132

	842	348	344

2009 compared to 2008
Impairment losses on loans and advances of £842m (2008: £348m) increased by £494m. Of the total increase, £195m represented the inclusion of the Impairment losses on loans and advances in 2009 of Alliance & Leicester. By segment, the movements were:
•	Retail Banking impairment losses on loans and advances of £712m increased by £403m from £309m in 2008. Of the total increase, £92m represented the inclusion of Alliance & Leicester’s impairment losses in 2009. The remaining increase of £311m was distributed across all products with the largest increase relating to mortgages, as the impact of falling house prices and the lagging effect of unemployment, as anticipated, started to emerge. Most of the impact came through in the first half of the year, with the second half performance stabilising and in some areas improving.

Business and Financial Review
     Business Review — Summary continued
With respect to mortgages, the second half of the year saw a slower rate of growth in arrears, with fewer losses than observed earlier in the year, in part as a result of collection activities and mitigating actions taken, but also due to the low interest rate environment and the slight upturn in house prices. The improvement in performance across all portfolios in the second half of the year exceeded set expectations. A very strong mortgage coverage ratio of close to 21% has been preserved.

•	Corporate Banking impairment losses on loans and advances of £32m increased by £37m from a £5m release in 2008. Of the total increase, £4m represented the inclusion of Alliance & Leicester’s impairment losses in 2009. The low level of impairment losses is a reflection of prudent lending criteria relating to the growth businesses and portfolios as well as provisions made on acquisition relating to the non-growth portfolios to reflect expected losses in those portfolios as required under acquisition accounting. The remaining increase of £33m reflected the non-recurrence in 2009 of Corporate Banking provision releases in 2008 relating to run down businesses and some deterioration arising from market conditions.

•	Private Banking impairment losses on loans and advances of £2m were in line with £2m in 2008.

•	Group Infrastructure impairment losses on loans and advances of £96m increased by £54m from £42m in 2008. Alliance & Leicester contributed £98m in 2009 in respect of the treasury asset portfolio. The remaining decrease of £45m principally relates to the non-recurrence in 2009 of other credit provision charges incurred in 2008.
2008 compared to 2007
Impairment losses on loans and advances were broadly unchanged at £348m (2007: £344m), as credit quality remained strong, with a continued reduction in the size of the unsecured personal lending book, offset by a further general deterioration in economic conditions affecting the mortgage portfolio provision.
•	Retail Banking impairment losses on loans and advances of £309m increased by £70m from £239m in 2007, largely driven by signs of deterioration in the mortgage portfolio. The performance of the mortgage portfolio remained strong, and was better than Council of Mortgage Lenders (‘CML’) averages for 2008. In addition, the level of secured coverage appropriately reflected the current economic conditions and benchmarked well ahead of our UK peers for 2008. At the same time, there was a reduction in the unsecured lending charge, driven by the tightening in lending policies in 2007 and the reduction in the unsecured loan portfolio.

•	Corporate Banking provision releases of £5m decreased by £24m from £29m in 2007 reflecting an increased level of impairment on the new corporate portfolios more than offset by final provision releases from the successful run down of the legacy portfolios.

•	Private Banking impairment losses on loans and advances of £2m were in line with £2m in 2007.

•	Group Infrastructure impairment losses on loans and advances of £42m decreased by £90m from £132m in 2007. The impairment charge is split for segmental reporting purposes on the basis set out in “Other Material Items” on page 27 between Retail Banking and Group Infrastructure. The reduction in the charge in Group Infrastructure in 2008 compared to 2007 reflects lower provisions held centrally.
Provisions for other liabilities and charges

	2009	2008	2007
	£m	£m	£m

Retail Banking	56	17	—

	56	17	—

2009 compared to 2008
Provisions for other liabilities and charges in Retail Banking of £56m compared to £17m in 2008, principally representing redundancy costs relating to the integration of Alliance & Leicester and the Bradford & Bingley savings business.
2008 compared to 2007
Provisions for other liabilities and charges in Retail Banking of £17m compared to £nil in 2007, relating to the integration of the acquired Bradford & Bingley savings business, partially offset by a release of the misselling provision.

Business and Financial Review
Business Review — Summary continued
Adjustments between the statutory basis and the trading basis
Santander UK’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as described below.
     Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments are:
•	Alliance & Leicester pre-acquisition trading basis results — Following the transfer of Alliance & Leicester plc to the Company in January 2009, the statutory results for the year ended 31 December 2009 include the results of the Alliance & Leicester group, whereas the statutory results for the year ended 31 December 2008 do not. In order to enhance the comparability of the results for the two periods, management reviews the 2008 results including the pre-acquisition results of the Alliance & Leicester group for that period.

•	Reorganisation and other costs — These comprise implementation costs in relation to the cost reduction projects, including integration-related expenses, as well as certain remediation administration expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

•	Depreciation of operating lease assets — The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income.

•	Profit on part sale of PFS subsidiaries — These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2009 there were no such profits. In 2008, the profit on the sale of the Porterbrook businesses was excluded. In 2007, the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions were similarly excluded.

•	Hedging and other variances — The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

•	Capital and other charges — These principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess the effectiveness of capital investments.
For a detailed explanation of these items, see “Other Material Items” in the Business and Financial Review.

Business and Financial Review
     Business Review — Key Performance Indicators
Key performance indicators relevant to the Group during the years ended, and as at, 31 December 2009, 2008 and 2007 are set out below. This information describes the key measures used by management in assessing the success of the business against its strategies and objectives.

Key performance indicator	Note	2009	2008	2007

PFS trading revenues	1	£4,658m	£3,894m	£2,615m
PFS trading cost:income ratio	2	42%	50%	50%
Profit for the year	3	£1,245m	£819m	£685m
Commercial Banking spread	4	1.82%	1.44%	1.40%
Total number of employees	5	19,483	22,669	15,236
Market share of mortgage stock	6	13.5%	12.9%	9.3%
Loan-to-deposit ratio	7	126%	136%	146%
Loan-to-value ratio of mortgage stock (indexed)	8	52%	51%	46%

1.	PFS trading revenues

PFS trading revenues comprise net interest income and non-interest income of the Personal Financial Services businesses. Discussion and analysis of this data is set out in the Business Review — Personal Financial Services on pages 19 and 20.
     Management reviews PFS trading revenues in order to assess the Group’s effectiveness in obtaining new customers and business. Management’s target for PFS trading revenues from 2007 to 2009 was growth of between 5% and 10% per annum, which was exceeded. PFS trading revenue growth in 2009 compared with 2008 was 20%. Management’s target for PFS trading revenues is growth of between 5% and 10% per annum from 2010 to 2012.
2.	PFS trading cost:income ratio

The PFS trading cost:income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. Discussion and analysis of trading income and expenses is set out in the Business Review — Personal Financial Services on pages 19 to 26. Further information about the calculation of the PFS trading cost:income ratio is contained in Selected Financial Data on page 190.
     Management reviews the PFS trading cost:income ratio in order to measure the operating efficiency of the Group. Management’s original target for the PFS trading cost:income ratio, set in 2005, was to reduce it to 45% by 2008. This was achieved in 2008 prior to impact of the transfer of Alliance & Leicester plc. Management’s new target for the PFS trading cost:income ratio is to achieve sustained further improvements from this level. In 2009, this target was met and the PFS trading cost:income ratio was reduced to 42%.
3.	Profit for the year

Profit for the year is the statutory consolidated profit after tax for the year. Discussion and analysis of this data is set out in the Group Summary in this Business Review — Summary section on pages 11 to 15.
     Management reviews the profit for the year in order to monitor the effectiveness of the Group’s strategy and decisions to maximise the value of the business, and increase the strength of its capital base and its capacity to pay dividends to its shareholder Banco Santander, S.A.. Management’s target for the profit for the year is to achieve sustained growth over the previous year, and this was achieved in 2009.
In order to ensure that targets related to the above three key performance indicators are met, management also focuses on other measures which are set out below as critical drivers towards achieving the three key performance indicators above on a sustainable basis.
4.	Commercial Banking spread

Commercial Banking spread is defined as the trading net interest income over average customer loans (mortgages, unsecured personal loans, corporate loans and overdraft interest). Discussion and analysis of this data is set out in the Business Review — Personal Financial Services on pages 19 to 26.
     Management reviews the Commercial Banking spread in order to assess the economic sustainability of its commercial banking products and operations. Management’s target for the Commercial Banking spread is to ensure that it is appropriate for the current market conditions and profit targets. This target has been met given the improvements in the spread and strong reported profit growth.
5.	Total number of employees

Total number of employees is measured at the year-end and calculated on a full-time equivalent basis. The 19,483 employees at 31 December 2009 included 5,228 employees of Alliance & Leicester plc as a result of the transfer of Alliance & Leicester plc to the Company in January 2009. The 22,669 employees at 31 December 2008 include 6,755 employees of Alliance & Leicester plc. 2007 data do not include such employees. 2009 and 2008 data includes 1,155 (2008: 1,556) employees who transferred to the Company in September 2008 as part of the acquisition of the Bradford & Bingley savings business. 2007 data do not include such employees. As part of the planning process, headcount targets are set for each division and reviewed on a monthly basis. Further information about employees on a segmental basis is contained in Note 1 to the Consolidated Financial Statements.

Business and Financial Review
Business Review — Key Performance Indicators continued
Management reviews the total number of employees in order to support the continuing overall control of the Group’s cost base and the trading cost:income ratio. Management’s targets for the total number of employees are to ensure that staffing levels are optimal for the nature and size of the Group’s business. Headcount was reduced by 1,603 full-time equivalents in line with our stated intentions to remove duplicated back office and support functions following the acquisitions of Alliance & Leicester plc and the Bradford & Bingley savings business. Further, more modest, reductions in headcount are expected in 2010.

6.	Market share of mortgage stock

Market share of mortgage stock represents the book value of the Group’s mortgage asset as a percentage of the total book value of mortgages in the UK market, and is measured at the year-end. Market share of mortgage stock is calculated by reference to data on the size of the UK mortgage market produced by the Bank of England. Discussion and analysis of this data is set out in the Business Review — Personal Financial Services on pages 21 and 22.
     Management reviews market share of mortgage stock as one of the measures to assess the Group’s effectiveness in obtaining new customers. Management’s target for market share of mortgage stock in 2007 and 2008 was to maintain the Group’s historical market share of mortgage stock of approximately 10%, subject to earning an appropriate margin. Following the transfer of Alliance & Leicester plc to the Group in 2009, the Group’s target for market share of mortgage stock was updated to reflect the Group’s combined historical market share of approximately 12.9%. In 2009, market share increased by 0.6% driven by profitable new business and retention.
7.	Loan-to-deposit ratio

During 2009, management placed a greater focus on the loan-to-deposit ratio as part of its focus on maintaining a sustainable funding model.
     The loan-to-deposit ratio represents the book value of the Group’s commercial assets (i.e. retail, corporate and private banking assets) divided by its commercial liabilities (i.e. retail, corporate and private banking deposits, and shareholders’ funds), and is measured at the year-end. Discussion and analysis of the loan-to-deposit ratio is set out in the Chief Executive’s Review on page 2 and in the Directors’ Report on page 90.
     Management reviews the loan-to-deposit ratio in order to assess the Group’s ability to fund its commercial operations with commercial borrowings, reducing reliance on sourcing funding from the wholesale markets whilst improving its customer product holdings. Management’s target for the loan-to-deposit ratio is sustained improvements in future years. During 2009, Santander UK has continued to achieve strong commercial net lending growth which has been more than matched by a larger increase in net deposit flows, in doing so improving our loan deposit ratio to 126% (2008: 136% including Alliance & Leicester).
8.	Loan-to-value (‘LTV’) ratio on mortgage stock

During 2009, as a result of the difficult economic environment, management placed a greater focus on the LTV ratio on mortgage stock in order to ensure that the profit target be achieved.
     The LTV ratio is calculated as the book value of the Group’s residential mortgages as a percentage of the estimated current market value of the properties against which the mortgages are secured. The current market value is estimated from house price indices by adjusting the value of the property at the time of the origination of the mortgage for changes in house prices from that date to the balance sheet date. The LTV ratio is a measure of the estimated current level of security that the Group possesses on its mortgage loans.
     Management reviews the LTV ratio in order to assess the Group’s potential resilience to future declines in property prices. Management’s target for the LTV ratio is, subject to market conditions, to sustain a LTV ratio of less than 60%. During 2009, the Group has continued to focus on the quality of new lending based on affordability and lower LTV segments. The average LTV on stock value at 31 December 2009 was slightly higher than the previous year at 52% (2008: 51%) as expected, due to the effects of falling house prices more than offsetting lower LTVs on new business.

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
Personal Financial Services profit before tax by segment
31 December 2009

	Retail	Corporate	Global Banking	Private	Group
	Banking	Banking	& Markets	Banking	Infrastructure	Total
	£m	£m	£m	£m	£m	£m

Net interest income/(expense)	3,257	294	—	130	(340)	3,341
Non-interest income	707	163	380	34	33	1,317

Total trading income	3,964	457	380	164	(307)	4,658
Total trading expenses	(1,442)	(181)	(104)	(68)	(149)	(1,944)
Impairment losses on loans and advances	(712)	(31)	—	(2)	(57)	(802)

Trading profit/(loss) before tax	1,810	245	276	94	(513)	1,912
Adjust for:
- Reorganisation and other costs	(79)	—	—	—	(107)	(186)
- Hedging and other variances	(11)	—	—	—	(25)	(36)
- Capital and other charges	(180)	(86)	—	8	258	—

Profit/(loss) before tax	1,540	159	276	102	(387)	1,690

31 December 2008

	Retail	Corporate	Global Banking &	Private	Group
	Banking	Banking	Markets	Banking	Infrastructure	Total
	£m	£m	£m	£m	£m	£m

Net interest income/(expense)	2,282	134	—	99	(126)	2,389
Non-interest income	836	264	326	37	42	1,505

Total trading income	3,118	398	326	136	(84)	3,894
Total trading expenses	(1,358)	(239)	(107)	(64)	(172)	(1,940)
Impairment losses on loans and advances	(442)	(44)	—	(3)	—	(489)

Trading profit/(loss) before tax	1,318	115	219	69	(256)	1,465
Adjust for:
- A&L pre-acquisition trading basis results	(300)	(34)	—	(8)	178	(164)
- Reorganisation and other costs	(121)	—	—	—	(42)	(163)
- Profit on part sale of PFS subsidiaries	—	40	—	—	—	40
- Hedging and other variances	—	—	—	—	(84)	(84)
- Capital and other charges	(103)	(14)	—	16	101	—

Profit/(loss) before tax	794	107	219	77	(103)	1,094

31 December 2007

	Retail	Corporate	Global Banking &	Private	Group
	Banking	Banking	Markets	Banking	Infrastructure	Total
	£m	£m	£m	£m	£m	£m

Net interest income/(expense)	1,538	(31)	—	70	(78)	1,499
Non-interest income	635	132	260	34	55	1,116

Total trading income	2,173	101	260	104	(23)	2,615
Total trading expenses	(996)	(30)	(107)	(61)	(105)	(1,299)
Impairment losses on loans and advances	(239)	29	—	(2)	—	(212)

Trading profit/(loss) before tax	938	100	153	41	(128)	1,104
Adjust for:
- Reorganisation and other costs	(139)	—	(6)	(1)	(132)	(278)
- Profit on part sale of PFS subsidiaries	—	5	—	—	105	110
- Hedging and other variances	—	—	—	—	(72)	(72)
- Capital and other charges	(89)	(11)	—	19	81	—

Profit/(loss) before tax	710	94	147	59	(146)	864

2009 compared to 2008
Personal Financial Services trading profit before tax of £1,912m increased by £447m on the previous year (2008: £1,465m), driven by strong income growth across all businesses which exceeded the increase in impairment losses, as well as continued cost control. Trading income was 20% higher, well above the targeted range. In absolute terms the increase in trading income was twice as large as the increase in trading provisions. Trading expenses showed a small increase, due to the inclusion of £98m of Bradford & Bingley savings business related costs following its acquisition in September 2008, which was partially offset by a reduction in other trading expenses resulting from integration benefits from Alliance & Leicester. Santander UK remains on track to deliver targeted cost savings of £180m by 2011.

Business and Financial Review
Business Review — Personal Financial Services continued
•	Retail Banking trading profit before tax increased by £492m to £1,810m (2008: £1,318m) driven by a strong increase in trading income, partly offset by higher trading expenses and impairment losses. Trading income benefited from a significant improvement in mortgage margins both in terms of new lending and retention of existing business, as well as increased retention levels on standard variable rate and other longer term products. In addition, the Retail Banking business delivered strong growth in customer deposits, together with effective management of deposit margins in a low interest rate environment. There was also a significant increase in bank account openings and investment product sales. These positive income trends were partly offset by lower fee income from current accounts, a reduction in the volume of mortgage redemptions and lower unsecured lending volumes. Trading expenses increased mainly due to the inclusion of a full year of Bradford & Bingley savings business related expenses. The increase in impairment losses was largely attributable to the residential mortgage and unsecured personal loans portfolios reflecting the impact of market conditions, albeit with mortgage arrears tracking better than expectations and significantly better than our UK peers.

•	Corporate Banking trading profit before tax increased by £130m to £245m (2008: £115m). This movement was due to strong income performance, lower operating expenses benefiting from integration synergies and lower impairment losses. Trading income growth benefited from higher asset margins as well as robust growth on both assets and deposits — assets not in run down grew by 12% and deposits more than doubled.

•	Global Banking & Markets trading profit before tax increased by £57m to £276m (2008: £219m) due predominantly to a strong income performance. During the first half of 2009, Global Banking & Markets was able to take advantage of wider spreads, particularly in the short term markets business. In addition, Global Banking & Markets benefited from integrated sales efforts across the Santander group, including equities linked to investment sales in the branch network.

•	Private Banking trading profit before tax increased by £25m to £94m (2008: £69m) reflecting higher trading income as a result of higher deposits in Cater Allen and improved margins in both Cater Allen and Abbey International.

•	Group Infrastructure trading loss before tax increased by £257m to £513m (2008: £256m) reflecting an increase in funding costs during the year, a lower return on liquid assets, and changes to transfer pricing arrangements to reflect current market conditions.
2008 compared to 2007
Personal Financial Services trading profit before tax of £1,465m increased by £361m on the previous year (2007: £1,104m). Of the total increase, £164m represented the inclusion of Alliance & Leicester’s pre-acquisition trading profit before tax in 2008. The remaining increase of £197m was driven by a strong income performance across all four business divisions. This was balanced against controlled costs, up 3.2%, as we continued to invest in our Corporate Banking and Private Banking businesses, and additional costs relating to Bradford & Bingley’s savings business acquired in September 2008. As a result, our trading cost:income ratio was further reduced to 45%, and was better than the average of our UK peers.
•	Retail Banking trading profit before tax increased by £380m to £1,318m (2007: £938m). Of the total increase, £299m represented the inclusion of Alliance & Leicester’s pre-acquisition trading profit before tax in 2008. The remaining increase of £81m was driven by an increase in trading income and lower expenses partly offset by higher credit provisions. Trading income benefited from a 10% growth in both assets and deposits and better mortgage new business margins throughout 2008. At the same time, we maintained our focus on high quality prime residential lending at lower LTV and improved retention at attractive margins. Trading provisions increased, largely reflecting an increase in mortgage arrears, driven by the change in economic conditions. The level of secured coverage remained strong at 25% and was ahead of our UK peers for 2008.

•	Corporate Banking trading profit before tax increased by £15m to £115m (2007: £100m). The inclusion of Alliance & Leicester’s pre-acquisition trading profit before tax in 2008 added £34m to the overall Corporate Banking trading profit before tax. This increase was more than offset by a £49m decrease reflecting lower provisions, in part due to releases from positions in run down, and increased expenses largely driven by investment in growing the business, partially offset by higher trading income.

•	Global Banking & Markets trading profit before tax increased by £66m to £219m (2007: £153m) reflecting strong performances in both the Rates and Equity business, due to increased transactional flow arising from close co-operation with other parts of the Group and the beneficial trading environment available from diverging spreads in an illiquid market.

•	Private Banking trading profit before tax increased by £28m to £69m (2007: £41m). Of the total increase, £8m represented the inclusion of Alliance & Leicester’s pre-acquisition trading profit before tax in 2008. The remaining increase of £20m reflected growth in all businesses, particularly Cater Allen and Abbey International driven by increased customer deposits attracted by competitive rates.

•	Group Infrastructure trading loss before tax increased by £128m to £256m (2007: £128m). The inclusion of Alliance & Leicester’s pre-acquisition trading loss before tax in 2008 added £178m to the overall Group Infrastructure trading loss before tax. The remaining decrease of £50m reflected higher earnings on retained profits and earnings on the additional share capital injection of £1bn in October 2008, prior to its transfer into Alliance & Leicester plc in December 2008.

Business and Financial Review
Business Review — Personal Financial Services continued
Personal Financial Services business volumes
Business volumes relating to the Personal Financial Services businesses are set out below. These volumes are used by management to assess the sales performance of the Group, both absolutely and relative to its UK peers, and to inform management of product trends in the Personal Financial Services market.
     Balances in the 2008 column in the table below have been amended for the Transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements. The business volumes for 2008 were unaffected by the Transfer and therefore have not been amended in the 2008 column. However, in order to provide more meaningful and relevant comparatives between 2009 and 2008, Alliance & Leicester pre-acquisition business volumes for the year ended 31 December 2008 have been combined with Santander UK and presented together in the Combined Volumes 2008 column. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.
     In addition, information related to market share and bank account openings for 2008 have also been presented on a combined basis in the Combined Volumes 2008 column.

	Combined volumes(2)
	2009		2008(1)		2008		2007

Mortgages:
Gross mortgage lending in the year	£26.4	bn	£31.8	bn	£35.2	bn	£35.6	bn
Capital repayments in the year	£18.8	bn	£20.7	bn	£29.1	bn	£26.9	bn

Net mortgage lending in the year	£7.6	bn	£11.1	bn	£6.1	bn	£8.7	bn

Mortgage stock balance(1):	£166.7	bn	£159.2	bn	—		£110.5	bn
- Retail	£160.4	bn	£153.2	bn	—		£105.0	bn
- Housing Association(3)	£6.3	bn	£6.0	bn	—		£5.5	bn
Market share — gross mortgage lending(4)	18.4%		12.4%		13.9%		9.8%
Market share — capital repayments(4)	14.3%		9.5%		13.7%		10.5%
Market share — net mortgage lending(4)	65.5%		28.9%		15.2%		8.1%
Market share — mortgage stock(1) (4)	13.5%		12.9%		—		9.3%
Customer deposits:
Total net deposit flows(5)	£14.9	bn	£9.5	bn	£12.6	bn	£2.7	bn
Deposit stock(1) (6)	£143.9	bn	£129	bn	—		£67.3	bn
Investment and pensions annual premium income	£3.5	bn	£2.2	bn	£2.8	bn	£1.7	bn
Banking:
Bank account openings (000’s)
- Retail	1,032		548		846		400
- Other	61		24		58		30

	1,093		572		904		430

Bank account liability balance:
- Retail	£11.2	bn	£9.7	bn	—		£5.5	bn
- Other	£4.7	bn	£4.7	bn	—		£4.8	bn

	£15.9	bn	£14.4	bn	—		£10.3	bn

Gross unsecured personal lending in the year:
- Retail	£1.4	bn	£0.8	bn	£2.3	bn	£0.9	bn
- Other, including cahoot	£0.1	bn	£0.1	bn	£0.1	bn	£0.1	bn

	£1.5	bn	£0.9	bn	£2.4	bn	£1.0	bn

Unsecured lending asset balance(1) (7):
- Retail	£4.5	bn	£5.8	bn	—		£2.5	bn
- Other, including cahoot	£0.3	bn	£0.4	bn	—		£0.8	bn

	£4.8	bn	£6.2	bn	—		£3.3	bn

Credit card sales (000’s)	387		395		475		261

(1)	Balances at 31 December 2008 have been amended for the Transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements. Business volumes have not been amended.

(2)	Includes Alliance & Leicester pre-acquisition business volumes for the year ended 31 December 2008 in order to provide more meaningful comparatives.

(3)	Housing Association mortgages are classified in the Corporate Banking segment and exclude contingent liabilities and commitments. See Note 37 to the Consolidated Financial Statements.

(4)	Mortgage market shares are estimated internally by reference to data on the size of the UK mortgage market produced by the Bank of England.

(5)	Includes Bradford & Bingley savings business net deposit flows from its acquisition in September 2008.

(6)	Includes Bradford & Bingley deposits acquired in September 2008 and subsequent net inflows. 2007 has been amended to include retail structured product flows.

(7)	Comprises unsecured personal loans, credit cards and overdrafts.
2009 compared to 2008
Mortgages
Gross mortgage lending was £26.4bn, representing an estimated market share of 18.4%, an increase in market share of 4.5% compared to 2008 (on a combined basis including Alliance & Leicester) and ahead of our mortgage stock share.

Business and Financial Review
Business Review — Personal Financial Services continued
Our mortgage performance remained strong against a backdrop of a much smaller re-mortgage market, in part due to the decline in house prices, and continued to be driven by a competitive pricing strategy, targeting high quality new lending based on affordability and lower loan-to-value (‘LTV’) segments with good margins. In particular, there was no lending at LTV greater than 90% during the year. The average LTV on new business completions in 2009 was slightly lower at 61% (2008: 65%).
     Capital repayments were £18.8bn, considerably lower than the level of repayments in 2008, as more customers reverted to standard variable rate loans, and successful retention activity. Our estimated market share of capital repayments increased slightly to 14.3% compared to 2008 (on a combined basis including Alliance & Leicester), reflecting the smaller size of the market in 2009. Net mortgage lending of £7.6bn represented a market share of 65.5% of mortgage lending in the UK during the year as the Group continued to be a consistent lender in difficult times. This performance was achieved against a market backdrop of heightened competition in lower LTV segments, demonstrating our effective pricing and retention strategies.
Deposits and Investments
Deposit flows of £14.9bn were underpinned by strong performances from the Retail, Corporate and Private Banking businesses. Retail and Private Banking inflows benefitted from the alignment of product marketing and pricing strategies across the brands, including the introduction of Abbey products, such as fixed rate bonds and Individual Savings Accounts, and promotional activity in Bradford & Bingley branches. Corporate Banking saw further growth in flows, driven by strong levels of re-investment by customers with maturing capital-protected investments and savings bonds, as investors sought to invest with banks with strong credit ratings.
     Investment sales of £3.5bn were up 25% in the year (on a combined basis including Alliance & Leicester) compared to a wider market decline estimated at 13% for the same period. This strong performance primarily reflected the ongoing attractiveness of offering capital guaranteed investment products as customers continue to seek lower risk alternatives, but has also been driven by increased coverage of specialist bancassurance advisors across the branch network.
Banking
Current account openings in the year increased by 21%, to 1.1 million accounts, which exceeded our target of 1 million new current accounts.
Unsecured Personal Lending
Total gross unsecured personal lending in the year decreased to £1.5bn, representing a 38% decrease from 2008 (on a combined basis including Alliance & Leicester) following the same trend as the previous year, reflecting our continued cautious stance, with the unsecured loan portfolio balance down 23% on 2008. Our continued focus on existing customers and decreased unsecured lending in line with our stated policy again contributed to higher margins on the overall portfolio resulting in an increase in the average margin on the portfolio of 182 basis points over 2008.
Credit Card Sales
Credit card sales decreased in 2009, as 2008 benefited from the launch of the Abbey Zero card. In addition, we saw a decline in sales via direct mail as we focused on selling to existing customers through our direct channels to improve cross-selling initiatives.
2008 compared to 2007
Mortgages
Gross mortgage lending increased to £31.8bn, representing an estimated market share of 12.4% compared to 9.8% in 2007. Our mortgage performance remained strong in a market that continued to contract, impacted by falling customer confidence, particularly in the purchase market. This strong performance was driven by a competitive pricing strategy, targeting high quality lower LTV lending at good margins.
     Net mortgage lending of £11.1bn increased 28%, and was largely achieved in the first half of 2008 when gross lending increased, reflecting the strength of our franchise during challenging market conditions, and reduced capital repayments through excellent retention activity. This restored our mortgage stock market share to its historical level of approximately 10%.
Deposits and Investments
Retail, Corporate and Private Banking net deposit flows increased by £6.8bn to £9.5bn. Retail and Private Banking flows increased significantly driven by the Direct Individual Savings Accounts, the Instant Access Saver account and the eSaver Direct, together with the launch of innovative new products promoted through the branches and an excellent performance from Bradford & Bingley’s branches since their acquisition in September 2008. We also saw a strong performance in bonds, driven by a contribution from both the Abbey-branded and cahoot offerings. Corporate Banking flows increased significantly, driven by a focus on relationship managers driving volumes from new business and existing clients, and attracting substantial deposits from corporate clients, further strengthening Santander UK’s balance sheet.
     Investment sales increased 34%, despite the market decreasing by 8%, reflecting the attractiveness of offering capital guaranteed investment products as customers seek lower risk alternatives. The second half of the year also benefited from the continued expansion of the number of sales advisors and high levels of re-investment by customers.
Banking
Bank account openings continued to increase, and were up 33%, achieving a record number of openings in the second half of the year and a strong market share performance. This was underpinned by innovative new products and propositions such as the market-leading 8% rate offered on credit balances.

Business and Financial Review
Business Review — Personal Financial Services continued
Unsecured Personal Lending
Total gross unsecured personal lending in 2008 decreased by 10% reflecting our continued cautious stance. The unsecured loan portfolio balance increased from 2007 as a result of the Transfer of Alliance & Leicester plc to the Company, which more than offset a 17% decrease in Abbey balances as we focused the lending mix towards existing customers, which made up 94% of new lending, and through the branch channel.
Credit Card Sales
Credit card sales increased by 51% in 2008 benefiting from the launch of the Abbey Zero card and improved cross-selling initiatives during the year.
Personal Financial Services trading net interest income by segment

	2009	2008	2007
	£m	£m	£m

Retail Banking	3,257	2,282	1,538
Corporate Banking	294	134	(31)
Private Banking	130	99	70
Group Infrastructure	(340)	(126)	(78)

PFS trading net interest income	3,341	2,389	1,499

Adjust for:
- A&L pre-acquisition trading basis results	—	(617)	—
- Hedging and other variances	71	—	—

PFS net interest income	3,412	1,772	1,499

2009 compared to 2008
Retail Banking net interest income increased by £975m to £3,257m (2008: £2,282m) largely driven by balanced growth in customer lending and deposits across a mix of products combined with effective margin management, as well as a 17% growth in bank account liability balances and hedging strategies which helped to offset the impact of lower interest rates. In addition, income from existing mortgage balances increased as more customers reverted to standard variable rate mortgages and margins improved in both the mortgage and unsecured loan portfolios in the low interest environment.
     Corporate Banking net interest income improved by £160m to £294m (2008: £134m). This reflected in part the sale of the Porterbrook businesses early in December 2008 (net interest income in 2008 included interest expense of £76m incurred by the Porterbrook businesses, whereas its associated leasing income and depreciation were classified as non-interest income). The balance of the increase in net interest income in 2009 reflected continued benefit from higher asset margins as new business lending and pricing was altered to reflect the market environment in terms of funding cost and competitors’ de-leveraging. Net interest income also improved as a result of robust growth of both assets and liabilities.
     Private Banking net interest income increased by £31m to £130m (2008: £99m). The increase was primarily due to the benefit of new transfer pricing arrangements on deposits acquired in the year which increased overall balances, more than offsetting competitive market pressures on pricing.
     Group Infrastructure net interest expense increased by £214m to £340m (2008: £126m), reflecting an increase in funding costs during the year, a lower return on liquid assets, and changes to transfer pricing arrangements to reflect current market conditions that benefited the operating business units. This was partly offset by the unwind of the discount on acquisition of the Alliance & Leicester Treasury asset portfolio.
2008 compared to 2007
Retail Banking net interest income increased by £744m to £2,282m (2007: £1,538m). Of the total increase, £592m represented the inclusion of Alliance & Leicester’s pre-acquisition trading net interest income in 2008. The remaining increase of £152m reflected a 10% growth in both assets and deposits and better mortgage new business margins throughout 2008.
     Corporate Banking net interest income charge improved by £165m to £134m (2007: £(31)m). Of the total increase, £147m represented the inclusion of Alliance & Leicester’s pre-acquisition trading net interest income in 2008. The remaining increase of £18m was driven by a continued prudent growth in lending whilst taking advantage of opportunities in the market to improve margins. The Group also saw significant growth in deposits from corporate clients, further strengthening the Group’s balance sheet. Overall, net interest income for 2007 and 2008 was a net charge as it included interest expense incurred by the Porterbrook businesses that were sold early in December 2008, whereas its leasing income and depreciation were classified as non-interest income.
     Private Banking net interest income increased by £29m to £99m (2007: £70m). Of the total increase, £10m represented the inclusion of Alliance & Leicester’s pre-acquisition trading net interest income in 2008. The remaining increase of £19m reflected growth in all business areas, particularly Cater Allen and Abbey International driven by increased customer deposits attracted by competitive rates.
     Group Infrastructure net interest expense increased by £48m to £126m (2007: £78m). The inclusion of the pre-acquisition trading net interest expense in 2008 of Alliance & Leicester increased the overall Group Infrastructure net interest expense by £132m. The remaining decrease of £84m reflected higher earnings on shareholder’s funds in 2008.

Business and Financial Review
Business Review — Personal Financial Services continued
Personal Financial Services trading non-interest income by segment

	2009	2008	2007
	£m	£m	£m

Retail Banking	707	836	635
Corporate Banking	163	264	132
Global Banking & Markets	380	326	260
Private Banking	34	37	34
Group Infrastructure	33	42	55

PFS trading non-interest income	1,317	1,505	1,116

Adjust for:
- A&L pre-acquisition trading basis results	—	(330)	—
- Reorganisation and other costs	—	(16)	—
- Depreciation of operating lease assets	74	117	129
- Profit on part sale of PFS subsidiaries	—	40	110
- Hedging and other variances	(107)	(84)	(72)

PFS non-interest income	1,284	1,232	1,283

2009 compared to 2008
Retail Banking trading non-interest income decreased by £129m to £707m (2008: £836m), largely due to lower fees on unsecured lending products, as part of our stated strategy to reduce unsecured lending exposures, and lower fees from current accounts due to repricing. In addition, mortgage fees were adversely impacted by a reduction in the volume of mortgage redemptions given decreased activity in the market as a result of declining house prices and lower levels of supply.
     Corporate Banking non-interest income decreased by £101m to £163m (2008: £264m), reflecting the inclusion in non-interest income in 2008 of the leasing income and depreciation relating to the Porterbrook businesses which were sold early in December 2008. New business lending has generated increases in both fees and cross-selling of Global Banking & Markets products.
     Global Banking & Markets non-interest income increased by £54m to £380m (2008: £326m) reflecting strong performances in the equity business (linked to sales of retail products through the branch network) and short term markets business, which benefited from a favourable trading environment available from wider spreads in an illiquid market.
     Private Banking non-interest income decreased slightly by £3m to £34m (2008: £37m), principally due to lower annual, transaction and new business fees.
     Group Infrastructure non-interest income decreased slightly to £33m (2008: £42m), principally due to the non-recurrence in 2009 of gains on the buy-back of debt securities in 2008.
2008 compared to 2007
Retail Banking trading non-interest income increased by £201m to £836m (2007: £635m). The inclusion of the pre-acquisition trading non-interest income in 2008 of Alliance & Leicester added £211m to the overall Retail Banking trading non-interest income. The remaining decrease of £10m reflected lower mortgage redemption volumes, lower unsecured lending and continued pressure on current account charges more than offsetting increased commission from credit cards and investments.
     Corporate Banking non-interest income increased by £132m to £264m (2007: £132m). Of the total increase, £131m represented the inclusion of Alliance & Leicester’s pre-acquisition trading non-interest income in 2008. The remaining increase of £1m reflected new business lending generating increases in both fees and cross-selling of Global Banking & Markets products, which were offset by the cessation of operating lease rental income and depreciation as a result of the sale of the Porterbrook businesses early in December 2008.
     Global Banking & Markets non-interest income increased by £66m to £326m (2007: £260m) reflecting strong performance in both Rates and Equity business, due to increased transactional flow arising from close co-operation with other parts of Santander UK and the beneficial trading environment available from diverging spreads in an illiquid market.
     Private Banking non-interest income was broadly in line with 2007 at £37m (2007: £34m). Of the total increase, £2m represented the inclusion of Alliance & Leicester’s pre-acquisition trading non-interest income in 2008. The remaining fees were unchanged as increased fees in James Hay offset lower income in Abbey International due to one-off property sales in 2007.
     Group Infrastructure non-interest income decreased by £13m to £42m (2007: £55m). The inclusion of the pre-acquisition trading non-interest expense in 2008 of Alliance & Leicester decreased the overall Group Infrastructure non-interest income by £14m. The remaining increase of £1m was due to an increase in income from short-term funding, partly offset by a decline in income caused by the termination of the protection business reported in this segment in 2007.

Business and Financial Review
Business Review — Personal Financial Services continued
Personal Financial Services total trading expenses by segment

	2009	2008	2007
	£m	£m	£m

Retail Banking	1,442	1,358	996
Corporate Banking	181	239	30
Global Banking & Markets	104	107	107
Private Banking	68	64	61
Group Infrastructure	149	172	105

PFS total trading expenses	1,944	1,940	1,299

Adjust for:
- A&L pre-acquisition trading basis results	—	(600)	—
- Reorganisation and other costs	90	88	146
- Depreciation of operating lease assets	74	117	129

PFS expenses	2,108	1,545	1,574

2009 compared to 2008
Trading expenses increased by £4m to £1,944m (2008: £1,940m). The increase reflected the full year impact of the Bradford & Bingley savings business and investments in the business being largely offset by savings from the integration of Alliance & Leicester.
     Retail Banking trading expenses of £1,442m increased by £84m (2008: £1,358m). £94m of the increase was due to costs related to Bradford & Bingley’s savings business since its acquisition in September 2008. The remaining administrative expenses decrease was largely due to the removal of duplications across back office and support functions due to the integration of Alliance & Leicester and Bradford & Bingley’s savings business.
     Corporate Banking trading expenses of £181m were £58m lower than the previous year (2008: £239m). The decrease was due to operational efficiencies arising from the integration of Alliance & Leicester, and the sale of the Porterbrook business.
     Global Banking & Markets trading expenses of £104m were slightly lower than the previous year (2008: £107m) reflecting strong cost management whilst increasing income.
     Private Banking trading expenses of £68m increased by £4m (2008: £64m) due to business growth.
     Group Infrastructure trading expenses of £149m were £23m lower than the previous year (2008: £172m). The decrease was due to savings resulting from integration benefits from the combination with Alliance & Leicester.
2008 compared to 2007
Trading expenses increased by £641m to £1,940m (2007: £1,299m). Of the total increase, £600m represented the inclusion of Alliance & Leicester’s pre-acquisition trading expenses in 2008. The remaining increase of £41m reflected the impact of the acquisition of the Bradford & Bingley savings business in September 2008, as well as investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking which contributed to good income growth.
     Retail Banking trading expenses of £1,358m increased by £362m (2007: £996m). The inclusion of the pre-acquisition trading expenses in 2008 of Alliance & Leicester increased the overall Retail Banking trading expenses by £370m. The remaining decrease of £8m was principally due to savings and efficiencies as a result of the strategic change cost reduction projects, partly offset by the costs related to Bradford & Bingley’s savings business since its acquisition in September 2008.
     Corporate Banking trading expenses of £239m were £209m higher than the previous year (2007: £30m). Of the total increase, £194m represented the inclusion of Alliance & Leicester’s pre-acquisition trading expenses in 2008. The remaining increase of £15m was largely driven by investment in growing the business.
     Global Banking & Markets trading expenses of £107m were in line with the previous year (2007: £107m) reflecting strong cost management whilst increasing income.
     Private Banking trading expenses of £64m increased by £3m (2007: £61m). The inclusion of the pre-acquisition trading expenses in 2008 of Alliance & Leicester increased the overall Private Banking trading expenses by £4m. The remaining decrease of £1m was driven by reduced employment costs in James Hay and Abbey Sharedealing due to operational efficiencies.
     Group Infrastructure trading expenses of £172m increased by £67m (2007: £105m). Of the total increase, £32m represented the inclusion of Alliance & Leicester’s pre-acquisition trading expenses in 2008. The remaining increase of £35m in part reflected costs related to Bradford & Bingley’s savings business since its acquisition in September 2008.
Personal Financial Services trading impairment losses on loans and advances by segment

	2009	2008	2007
	£m	£m	£m

Retail Banking	712	442	239
Corporate Banking	31	44	(29)
Private Banking	2	3	2
Group Infrastructure	57	—	—

PFS trading impairment losses on loans and advances	802	489	212

Adjust for:
- A&L pre-acquisition trading basis results	—	(183)	—
- Reorganisation and other costs	40	42	132

PFS impairment losses on loans and advances	842	348	344

Business and Financial Review
Business Review — Personal Financial Services continued
2009 compared to 2008
The PFS trading impairment losses on loans and advances increased by £313m to £802m (2008: £489m) as general economic conditions continued to deteriorate.
     Retail Banking trading impairment losses on loans and advances increased by £270m to £712m (2008: £442m) and were distributed across all products, with the largest increase relating to mortgages as the impact of falling house prices and the lagging effect of unemployment, as expected, started to emerge. Most of the impact came in the first half of the year, with the second half performance stabilising and in some areas improving. With respect to mortgages, the second half of the year saw a slower rate of growth in arrears, with fewer losses than observed earlier in the year, in part as a result of collection activities and mitigating actions taken, but also due to the low interest rate environment and the slight upturn in house prices. The improvement in performance across all portfolios in the second half of the year exceeded expectations. A strong mortgage coverage ratio of close to 21% has been preserved.
     Corporate Banking trading impairment losses on loans and advances decreased by £13m to £31m (2008: £44m). The low level of impairment losses is a reflection of prudent lending criteria relating to the growth businesses and provisions made on acquisition with respect to the non-growth portfolios to reflect expected losses in those portfolios as required under acquisition accounting. The decrease of £13m reflected the non-recurrence in 2009 of Corporate Banking provision releases in 2008 relating to run down businesses more than offset by some deterioration arising from market conditions.
     Private Banking impairment losses on loans and advances of £2m were broadly in line with £3m in 2008.
     Group Infrastructure trading impairment losses on loans and advances increased by £57m to £57m (2008: £nil) due to the inclusion of the Alliance & Leicester treasury asset portfolio. These losses are offset by the income on the portfolio, which is classified in net interest income.
2008 compared to 2007
Trading impairment losses on loans and advances increased by £277m to £489m (2007: £212m). Of the total increase, £183m represented the inclusion of Alliance & Leicester’s pre-acquisition trading impairment losses on loans and advances in 2008. The remaining increase of £94m was largely driven by deterioration in the mortgage portfolio. The performance of the mortgage portfolio remained strong, and was better than Council of Mortgage Lenders (‘CML’) averages for 2008. In addition, the level of secured coverage appropriately reflected the economic conditions and benchmarked well ahead of UK peers for 2008. At the same time, there was a reduction in the unsecured lending charge, driven by the tightening in lending policies in 2007 and the reduction in the unsecured loan portfolio.
     Corporate Banking impairment losses on loans and advances increased by £73m to £44m (2007: release of £29m). Of the total increase, £50m represented the inclusion of Alliance & Leicester’s pre-acquisition trading impairment losses on loans and advances in 2008. The remaining increase of £23m reflected an increased level of impairment on the new corporate portfolios more than offsetting provision releases from the successful run down of the legacy portfolios.
     Private Banking impairment losses on loans and advances of £3m were broadly in line with £2m in 2007.
Personal Financial Services non-performing loans

	2009	2008(1)	2007
	£m	£m	£m

Total non-performing loans (‘NPLs’)	3,613	2,378	892

Total loans and advances to customers (excluding trading assets)	194,087	185,989	118,399
Total provisions (on a statutory basis)	1,299	1,001	551
NPLs as a % of loans and advances	1.86%	1.28%	0.75%

Provisions as a % of NPLs	35.95%	42.10%	61.77%

(1)	Amended for the transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements.
2009 compared to 2008
In 2009, the value of non-performing loans increased to £3,613m (2008: £2,378m) and non-performing loans as a percentage of loans and advances increased to 1.86% (2008: 1.28%). The non-performing loan ratio increased due to rising secured (residential and commercial properties) and corporate arrears reflecting continued market deterioration. However, the retail unsecured arrears decreased by £114m.
     The overall coverage ratio decreased from 42.10% to 35.95%, impacted by the mix of the non-performing assets, due to the increase in the secured mortgage component which has a lower provisioning requirement because of inherent security.
2008 compared to 2007
In 2008, the value of non-performing loans increased to £2,378m (2007: £892m) and non-performing loans as a percentage of loans and advances increased to 1.28% (2007: 0.75%). The inclusion of Alliance & Leicester in 2008 represents non-performing loans of £873m. Most of the remaining increase in the non-performing loan was due to a rise in secured arrears given market deterioration.
     The overall coverage ratio decreased from 61.77% to 42.10%, largely due to a change in the mix of arrears, which shifted towards the secured portfolio, resulting in a reduction in coverage due to the lower reserving requirements on this portfolio because of inherent security.

Business and Financial Review
Other Material Items
Adjustments between the statutory basis and the trading basis
Santander UK’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below, and described in the Business Review — Summary. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
     The trading adjustments consist of:
A&L pre-acquisition trading basis results

2009	2008	2007
£m	£m	£m

—	164	—

The pre-acquisition trading basis results of Alliance & Leicester for the year ended 31 December 2008 are included in the results discussed in the section ‘Personal Financial Services profit before tax by segment’. The pre-acquisition non-trading adjustments of Alliance & Leicester for the year ended 31 December 2008 of £(1,288)m have not been included. This adjustment applies only to 2008 as the results of Alliance & Leicester are fully consolidated in the 2009 statutory results.
Reorganisation and other costs

	2009	2008	2007
	£m	£m	£m

Cost reduction programme	131	100	109
Credit provisions	40	42	132
Misselling remediation administration costs	15	21	37

	186	163	278

These costs comprise implementation costs in relation to the strategic change and cost reduction process, certain credit provisions taken centrally, as well as remediation administration costs in respect of product misselling.
2009 compared to 2008
Total reorganisation and other costs of £186m increased by £23m compared to the previous period (2008: £163m).
     Cost reduction programme expenses of £131m increased by £31m compared to the previous period (2008: £100m) reflecting the cost of restructuring and rebranding following the transfer of Alliance & Leicester plc to the Company in 2009 and the acquisition of the Bradford & Bingley savings business in September 2008.
     Non-trading credit provisions of £40m in 2009 represent impairment losses recognised on the consolidation of the assets of the Group’s Conduit vehicles, as described in ‘Exposure to Off-Balance Sheet Entities sponsored by the Group’ in the Risk Management Report on page 84. The 2008 charge of £42m relates to retail credit provisions. In accordance with IFRS, the charge for credit provisions adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Santander UK’s loan portfolio from homogeneous portfolios of assets and individually identified loans, as described more fully in the Risk Management Report - Provisions on loans and advances to customers, and in the Accounting Policies in the Consolidated Financial Statements. The required charge is generally determined using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise. For management reporting purposes, the total charge is then split between the charge that would be required based on conditions that persist at the balance sheet date, and the adjustment to that charge in order to reflect the change in conditions when the loss is expected to crystallise. The charge that would be required based on conditions that persist at the balance sheet date is used in the day to day running of the business, and is therefore included in provisions on the trading basis. The adjustment to the charge is excluded from the results on a trading basis and is classified as non-trading. No adjustment to the charge was required in 2009 as conditions that persisted at the balance sheet date reflected the conditions when the loss is expected to crystallise.
     Misselling remediation administration costs decreased to £15m (2008: £21m) reflecting a reduction in complaints handling charges.
2008 compared to 2007
Total reorganisation and other costs of £163m decreased by £115m compared to the previous period (2007: £278m).
     Cost reduction programme expenses of £100m decreased by £9m compared to the previous period (2007: £109m) reflecting the end of the cost reduction programme initiated in 2004 and reduced project reorganisation costs.
     Non-trading credit provisions of £42m decreased £90m compared to the previous period (2007: £132m). The reduction in 2008 compared to 2007 reflects the fact that the conditions at the balance sheet date were more closely aligned at 31 December 2008 than 31 December 2007 to the conditions that were expected to persist when the losses crystallise.
     Misselling remediation administration costs decreased to £21m (2007: £37m) reflecting a reduction in complaints handling charges.

Business and Financial Review
Other Material Items continued
Profit on part sale of PFS subsidiaries

2009	2008	2007
£m	£m	£m

—	40	110

These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2009, there were no such profits. In 2008, the profit on the sale of the Porterbrook businesses was excluded.
     In 2007, the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions were similarly excluded.
Hedging and other variances

2009	2008	2007
£m	£m	£m

36	84	72

The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as an interest expense in the trading results but are reported below the profit after tax line for statutory purposes.
2009 compared to 2008
In 2009, substantial mark-to-market gains which arose in the second half of 2008 from movements in interest rates reversed. These were partly offset by the reversal of losses due to widening asset spreads in 2008 as credit spreads narrowed. In addition, 2009 includes a credit of £57m relating to non-controlling interests and Reserve Capital Instruments which are treated as interest expense on a trading basis.
2008 compared to 2007
In 2008, there was substantial mark-to-market volatility which affected asset and liability positions and related derivatives. The impact of this volatility was a loss of £84m (2007: £72m), largely due to increasing asset credit spreads. Losses were incurred due to an increase in credit spreads on the Group’s holdings of prime mortgage-backed securities (almost all of which are AAA rated), which are accounted for as fair value through profit or loss and ineligible for reclassification in accordance with IAS 39. However, this was partially offset by other mark-to-market volatility, principally arising on swaps which do not meet the IAS 39 requirements for hedge accounting.
Capital and other charges
Capital charges principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess if capital is invested effectively. On a consolidated basis, the total of these internal reallocations is £nil.
Legal proceedings
Santander UK is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Santander UK. See Note 37 to the Consolidated Financial Statements.
Material contracts
Santander UK is party to various contracts in the ordinary course of business. For the three years ended 31 December 2009 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company.
     On 19 March 2009, the Company gave a full and unconditional guarantee in respect of the unsubordinated liabilities of Alliance & Leicester plc incurred prior to 31 July 2012 under a deed poll guarantee entered into by the Company. Alliance & Leicester plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 31 July 2012.
Audit fees
See Note 7 to the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review
Throughout this section, references to UK and non-UK refer to the location of the office where the transaction is recorded. 2008 data has been updated to reflect the transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements.
Summary
This balance sheet business review describes the Group’s significant assets and liabilities and its strategy and reasons for entering into such transactions. The principal assets and liabilities are summarised by their nature, rather than by their classification in the balance sheet. The balance sheet business review is divided into the following sections:
•	Securities — The Group’s strategies and reasons for holding securities are described on pages 31 and 32, as well as:
•	Analysis by type of issuer.

•	Maturity analysis for available-for-sale debt securities.

•	Significant exposures exceeding 10% of the Group’s shareholders’ funds.
•	Loans and advances to banks — These assets are described on pages 32 and 33, consisting of:
•	Geographical analysis between UK and non-UK.

•	Maturity analysis further analysed between UK and non-UK.

•	Interest rate sensitivity analysed between fixed rate and floating rate.
•	Loans and advances to customers — These assets are described on pages 33 to 35, consisting of:
•	Geographical analysis between UK and non-UK, further analysed by product.

•	Maturity analysis further analysed geographically and by product.

•	Interest rate sensitivity analysed between fixed rate and floating rate.

•	Provisions on loans and advances to customers — The Group’s policies are described on pages 34 and 35, together with disclosures related to potential problem loans and advances, potential credit risk elements in loans and advances, exposures to countries experiencing liquidity problems and cross border outstandings.
•	Derivatives — The Group’s derivative positions are summarised on page 35. Cross references are provided to other disclosures about the Group’s strategies and reasons for entering into derivative transactions and further detailed analysis of derivative notional amounts and assets and liabilities by type of contract.

•	Tangible fixed assets — A summary of the Group’s capital expenditure during the year by segment, together with details of the Group’s property interests and principal sites are described on page 36.

•	Deposits by banks — These liabilities are summarised on page 36, including average balances and maximum balances during the year, with further analysis geographically.

•	Deposits by customers — These liabilities are summarised on pages 37 and 38, including average balances and maximum balances during the year, with further analyses geographically and by customer type.

•	Debt securities in issue — The Group’s debt securities in issue are summarised on pages 38 and 39, including commentary on the movements in the major debt issuance programmes during the year and cross references to detailed descriptions of the programmes.

•	Retirement benefit obligations — Details of the movements in the Group’s pension deficit are set out on page 39.

•	Contractual obligations — A contractual maturity analysis of the Group’s obligations is set out on page 40.

•	Off balance sheet arrangements — The Group’s off-balance sheet arrangements, including guarantees, commitments, contingencies, and exposures to off-balance sheet entities sponsored by the Group are described on page 40.

•	Capital management and resources — A summary of the Group’s approach to capital management and resources is set out on pages 41 to 43, as well as disclosures required by Pillar 3, details of the Group’s capital ratios and regulatory capital resources and requirements.

•	Liquidity — The Group’s liquidity arrangements are described on pages 43 to 46, including a summary of the sources and uses of liquidity, together with commentary on the Group’s cash flows for the past three years.

•	Other
•	Changes in net interest income — An analysis of changes in the Group’s interest income, interest expense and net interest income between changes in volume and changes in rate is presented on page 47.

•	Average balance sheets — As period-end statements may not be representative of the Group’s activity throughout the year, average balance sheets for the Group are presented on page 48. The average balance sheets summarise the significant categories of assets and liabilities, including all major categories of interest-earning assets and interest-bearing liabilities, together with average interest rates.

Business and Financial Review
Balance Sheet Business Review continued
Reconciliation to classifications in the consolidated balance sheet
The classifications of assets and liabilities in the Group’s consolidated balance sheet, including the Note reference, and in the balance sheet business review may be reconciled as follows:
31 December 2009

		Balance sheet business review section
			Loans and	Loans and		Tangible
			advances	advances		fixed		Balance
		Securities	to banks	to customers	Derivatives	assets	Other	sheet total
Balance sheet line item and note	Note	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	11	—	—	—	—	—	4,163	4,163
Trading assets	12	17,410	5,252	10,628	—	—	—	33,290
Derivative financial instruments	13	—	—	—	22,827	—	—	22,827
Financial assets designated at fair value	14	5,979	—	6,379	—	—	—	12,358
Loans and advances to banks	15	—	9,151	—	—	—	—	9,151
Loans and advances to customers	16	—	—	186,804	—	—	—	186,804
Available for sale securities	18	797	—	—	—	—	—	797
Loans and receivables securities	19	—	7,208	2,690	—	—	—	9,898
Macro hedge of interest rate risk		—	—	—	—	—	1,127	1,127
Property, plant and equipment	23	—	—	—	—	938	—	938
Operating lease assets	24	—	—	—	—	312	—	312
Tax, intangibles and other assets		—	—	—	—	—	3,626	3,626

Total assets		24,186	21,611	206,501	22,827	1,250	8,916	285,291

				Debt		Retirement		Balance
		Deposits	Deposits by	securities		benefit		sheet
		by banks	customers	in issue	Derivatives	obligations	Other	total
		£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks	27	5,811	—	—	—	—	—	5,811
Deposits by customers	28	—	143,893	—	—	—	—	143,893
Derivative financial instruments	13	—	—	—	18,963	—	—	18,963
Trading liabilities	29	40,824	4,115	1,213	—	—	—	46,152
Financial liabilities designated at fair value	30	45	12	4,366	—	—	—	4,423
Debt securities in issue	31	—	—	47,758	—	—	—	47,758
Other borrowed funds	32	—	—	1,352	—	—	—	1,352
Subordinated liabilities	33	—	—	5,597	—	—	—	5,597
Retirement benefit obligations	36	—	—	—	—	1,070	—	1,070
Tax, other liabilities and provisions		—	—	—	—	—	3,050	3,050

Total liabilities		46,680	148,020	60,286	18,963	1,070	3,050	278,069

31 December 2008

		Balance sheet business review section
			Loans and	Loans and		Tangible
			advances to	advances		fixed		Balance sheet
		Securities	banks	to customers	Derivatives	assets	Other	total
Balance sheet line item and note		£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	11	—	—	—	—	—	4,017	4,017
Trading assets	12	17,509	7,445	1,310	—	—	—	26,264
Derivative financial instruments	13	—	—	—	35,125	—	—	35,125
Financial assets designated at fair value	14	4,690	—	6,687	—	—	—	11,377
Loans and advances to banks	15	—	16,001	—	—	—	—	16,001
Loans and advances to customers	16	—	—	180,176	—	—	—	180,176
Available for sale securities	18	2,663	—	—	—	—	—	2,663
Loans and receivables securities	19	—	8,444	5,663	—	—	—	14,107
Macro hedge of interest rate risk		—	—	—	—	—	2,188	2,188
Property, plant and equipment	23	—	—	—	—	854	—	854
Operating lease assets	24	—	—	—	—	348	—	348
Tax, intangibles and other assets		—	—	—	—	—	4,190	4,190

Total assets		24,862	31,890	193,836	35,125	1,202	10,395	297,310

				Debt		Retirement
		Deposits	Deposits by	securities		benefit		Balance sheet
		by banks	customers	in issue	Derivatives	obligations	Other	total
		£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks	27	14,488	—	—	—	—	—	14,488
Deposits by customers	28	—	130,245	—	—	—	—	130,245
Derivative financial instruments	13	—	—	—	27,810	—	—	27,810
Trading liabilities	29	34,341	4,622	1,024	—	—	751	40,738
Financial liabilities designated at fair value	30	153	252	5,268	—	—	—	5,673
Debt securities in issue	31	—	—	58,511	—	—	—	58,511
Other borrowed funds	32	—	—	2,076	—	—	—	2,076
Subordinated liabilities	33	—	—	6,787	—	—	—	6,787
Retirement benefit obligations	36	—	—	—	—	813	—	813
Tax, other liabilities and provisions		—	—	—	—	—	3,472	3,472

Total liabilities		48,982	135,119	73,666	27,810	813	4,223	290,613

Business and Financial Review
Balance Sheet Business Review continued
Securities
The Group holds securities for a variety of purposes:
•	As part of its trading activities in the Short Term Markets business of Global Banking & Markets;

•	For yield and liquidity purposes, including the Asset and Liability Management Committee investment portfolio of Group mortgage-backed securities and other asset-backed securities, in Group Infrastructure; and

•	In the Alliance & Leicester Treasury asset portfolio in Group Infrastructure which is being run down. The securities in this portfolio are accounted for as loans and receivables as described in Note 19 to the Consolidated Financial Statements and are therefore disclosed in the Loans and advances to banks and Loans and advances to customers sections of this Balance Sheet Business Review.
The following table sets out the book and market values of securities at 31 December 2009, 2008 and 2007. For further information, see the Notes to the Consolidated Financial Statements.

	2009	2008	2007
	£m	£m	£m

Trading portfolio
Debt securities:
UK Government	968	191	1,168
US treasury and other US Government agencies and corporations	628	574	—
Other OECD governments	1,260	2,374	2,554
Bank and building society:
- Certificates of deposit — Government guaranteed	205	3,119	9,679
- Certificates of deposit — Other	1,730	5,266	—
Other issuers:
- Floating rate notes	3,038	4,724	—
- Floating rate notes — Government guaranteed	8,090	553	2,805
- Mortgage-backed securities	—	—	2
- Other asset-backed securities	—	—	2,368
- Other	13	—	10,255
Ordinary shares and similar securities	1,478	708	1,494

	17,410	17,509	30,325

Available for sale securities
Debt securities:
UK Government	405	2,383	—
Other issuers — other	342	235	8
Ordinary shares and similar securities	50	45	32

	797	2,663	40

Financial assets designated at fair value through profit and loss
Debt securities:
Bank and building society certificates of deposit	2,220	—	15
Other issuers:
- Mortgage-backed securities	3,355	4,362	4,093
- Other asset-backed securities	50	63	1,460
- Synthetic floating rate notes and structured debt securities	354	265	514

	5,979	4,690	6,082

Total	24,186	24,862	36,447

UK Government securities
The holdings of UK Government securities represent Treasury Bills and UK Government guaranteed issues by other UK banks. These securities are held for trading and liquidity purposes, including meeting the FSA’s stock liquidity ratio requirements. The Group’s holdings remain at levels required by the liquidity ratio. The aggregate Group holding of UK Government securities has risen with the acquisition of the Bradford & Bingley savings business and with the transfer of Alliance & Leicester plc.
US treasury and other US Government agencies and corporations
The holdings of US treasury and other US Government agencies’ and corporations’ securities represent US Treasury Bills, including cash management bills. These securities are held for trading and liquidity purposes.
Other OECD governments
This category comprises issues by Organisation of Economic Co-operation and Development (‘OECD’) governments other than the US and UK Governments. These securities are held for trading and liquidity purposes.
Bank and building society certificates of deposit and bonds
Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities. These are managed within the overall position for the relevant book. These securities are held for trading and liquidity purposes.

Business and Financial Review
Balance Sheet Business Review continued
Floating rate notes
Floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. These securities are held for trading and liquidity purposes.
Mortgage-backed securities
This category comprises highly rated, European residential mortgage-backed securities. The securities are of high quality, contain no sub-prime element and consist almost entirely of AAA-rated prime exposures. This category includes mortgage-backed securities issued by other Santander group companies. These securities are held as part of the investment portfolio.
Other asset-backed securities
This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, car dealer, lease and credit card debtors and student loans, as well as a small balance of collateralised synthetic obligations. Some credit card debtors incorporate cap features. These securities are held as part of the investment portfolio.
Other securities
This category comprised mainly synthetic floating-rate notes (which are fixed-rate bonds packaged into floating-rate by means of swaps tailored to provide a match to the characteristics of the underlying bond), along with a number of structured transactions which were hedged, as appropriate, either on an individual basis or as part of the overall management of the books. The synthetic floating-rate notes comprised bonds issued by banks, financial institutions and corporations, the latter being largely guaranteed by banks and financial institutions. These securities are held for trading and liquidity purposes.
The following table sets forth available for sale debt securities by contractual maturity at 31 December 2009. Contractual maturities of investments held for trading or classified as fair value through profit or loss are not presented.

			In more than 3	In more than 1 year
		In not more than 3	months but not more	but not more than 5	In more than
	On demand	months	than 1 year	years	5 years	Total
	£m	£m	£m	£m	£m	£m

UK Government	—	—	405	—	—	405
Other	—	75	—	267	—	342

Weighted average yield for year %	—	1.30%	4.13%	2.45%	—	3.24%

Significant exposures
The following table sets forth the book and market values of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of the Group’s shareholders’ funds at 31 December 2009 as set out in the Consolidated Balance Sheet on page 103.

£m

Lloyds Banking Group plc	5,432
The Royal Bank of Scotland Group plc	2,523
Grupo Monte dei Paschi di Siena	2,290
Barclays Bank plc	2,015
UK Government	1,373
Hipototta No.3 plc	1,092
Hipototta No.2 plc	837

Trading portfolio 2009 compared to 2008
The size of the total trading portfolio has remained largely unchanged at 31 December 2009 compared to 31 December 2008, although there has been a shift from bank certificates of deposit to government-guaranteed bank paper due to the enhanced risk-adjusted yield.
Available for sale securities 2009 compared to 2008
Available for sale securities decreased at 31 December 2009 compared to 31 December 2008 as a larger proportion of the overall securities portfolio was held on a trading basis reflecting more active management of the liquidity portfolio.
Financial assets designated at fair value through profit and loss 2009 compared to 2008
The increase in the portfolio at 31 December 2009 compared to 31 December 2008 was due to certain bank certificates of deposit being included here as they were held on a yield basis, rather than a trading basis, partly offset by scheduled repayments of mortgage-backed securities.
Loans and advances to banks
Loans and advances to banks include loans to banks and building societies and balances with central banks (excluding those central bank balances which can be withdrawn on demand). The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made, rather than the domicile of the borrower. The balances below include loans and advances to banks that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

Business and Financial Review
Balance Sheet Business Review continued

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

UK	21,524	28,859	12,066	11,943	8,060
Non-UK	87	3,031	222	93	1,036

	21,611	31,890	12,288	12,036	9,096

The balances above include loans and advances to other Santander companies from UK offices of £7,546m (2008: £9,353m, 2007: £1,640m).
     The following table sets forth loans and advances to banks by maturity at 31 December 2009.

	On	In not more than	In more than three months	In more than one year but	In more than
	demand	three months	but not more than one year	not more than five years	five years	Total
	£m	£m	£m	£m	£m	£m

UK	4,145	7,772	4,334	4,270	1,003	21,524
Non-UK	22	18	47	—	—	87

	4,167	7,790	4,381	4,270	1,003	21,611

The following table sets forth loans and advances to banks by interest rate sensitivity at 31 December 2009.

	Fixed rate	Variable rate	Total
	£m	£m	£m

Interest-bearing loans and advances to banks(1):
UK	16,747	3,847	20,594
Non-UK	47	40	87

	16,794	3,887	20,681

(1)	Excludes non interest-bearing accounts
Loans and advances to banks 2009 compared to 2008
Loans and advances to banks decreased at 31 December 2009 compared to 31 December 2008 due to the 2008 balance including the temporary investment of surplus liquidity which in 2009 was used to reduce short-term borrowings.
Loans and advances to customers
The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and a limited number of lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the Global Banking & Markets Short Term Markets business. The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. The balances below are stated before the deduction for loan loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

UK
Advances secured on residential property	167,172	159,168	110,857	102,096	94,330
Corporate loans	12,171	13,181	1,247	666	334
Finance leases	1,602	1,792	—	1	3
Other secured advances	3,817	4,206	2,960	2,305	1,882
Other unsecured advances	5,249	6,745	3,263	4,104	3,845
Purchase and resale agreements	10,628	1,310	3,711	5,427	4,789
Loans and receivables securities	2,690	5,663	—	—	—
Amounts due from fellow group subsidiaries	4,457	2,652	55	—	—

Total UK	207,786	194,717	122,093	114,599	105,183

Non-UK
Advances secured on residential property	9	12	13	19	26
Corporate loans	2	103	—	—	—
Other secured advances	2	3	2	—	—
Other unsecured advances	1	2	2	35	31
Purchase and resale agreements	—	—	13,544	14,375	13,152

Total non-UK	14	120	13,561	14,429	13,209

Total	207,800	194,837	135,654	129,028	118,392
Less: credit provisions	(1,299)	(1,001)	(551)	(536)	(394)

Total, net of provisions	206,501	193,836	135,103	128,492	117,998

The balances above include loans and advances to other Santander group companies of £4,457m (2008: £2,652m, 2007: £55m). Detailed analysis of the loans and receivables securities included in the table above is set out in the Impact of the Current Credit Environment in the Risk Management Report on page 77.
     No single concentration of loans and advances, with the exception of advances secured on residential properties, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK and US, accounts for more than 5% of total loans and advances.

Business and Financial Review
Balance Sheet Business Review continued
The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2009. In the maturity analysis, overdrafts are included in the “on-demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early.

		In not more	In more than three	In more than one	In more
	On	than three	months but not	year but not more	than five
	demand	months	more than one year	than five years	years	Total
	£m	£m	£m	£m	£m	£m

UK
Advances secured on residential property	70	995	2,907	17,164	146,036	167,172
Corporate loans	172	1,471	710	5,959	3,859	12,171
Finance leases	19	137	89	435	922	1,602
Other secured advances	—	106	65	401	3,245	3,817
Other unsecured advances	667	559	1,145	2,447	431	5,249
Purchase and resale agreements	1,801	8,827	—	—	—	10,628
Loans and receivables securities	62	21	—	184	2,423	2,690
Amounts due from fellow group subsidiaries	54	3,327	5	1,071	—	4,457

Total UK	2,845	15,443	4,921	27,661	156,916	207,786

Non-UK
Advances secured on residential property	—	—	—	1	8	9
Corporate loans	—	2	—	—	—	2
Other secured advances	—	—	—	—	2	2
Other unsecured advances	—	1	—	—	—	1

Total non-UK	—	3	—	1	10	14

Total	2,845	15,446	4,921	27,662	156,926	207,800

The interest rate sensitivity table below analyses loans between fixed rate and variable rate as at 31 December 2009.

	Fixed rate	Variable rate	Total
	£m	£m	£m

UK	80,912	126,874	207,786
Non-UK	1	13	14

	80,913	126,887	207,800

The Group’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.
Loans and advances to customers — 2009 compared to 2008
Loans and advances to customers increased at 31 December 2009 compared to 31 December 2008 due to increased mortgage lending, as planned, and increased repurchase agreement (‘repo’) activity with non-bank counterparties. New corporate lending was offset by repayments from the non-growth corporate portfolios.
Provisions on loans and advances to customers
Details of the Group’s provisioning policy are set out on page 64 and in the Accounting Policies section on pages 116 to 118. An analysis of end-of-year provisions on loans and advances to customers, movements in provisions for bad and doubtful debts, and Group non-performing loans and advances are set out in the Risk Management Report on page 56 and Note 16 to the Consolidated Financial Statements.
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
     These techniques are equally used to establish the amount of provisions for bad and doubtful debts. In addition, the Group’s policy of initiating prompt contact with customers in arrears, together with the nature of the security held, which in the case of some advances secured on residential property may have increased in value over the life of the loans, means that some non-performing loans will not result in a loss.
     Non-performing loans and advances are statistically more likely to result in losses the longer they have been in arrears. Losses on cases for which the property securing the loan has been taken into possession are evaluated individually with the amounts expected to be lost on realisation of the security being established with a high degree of certainty.
Provisions on loans and advances to customers — 2009 compared to 2008
Provisions for impairment losses on loans and advances for Retail Banking increased from £698m to £940m as at 31 December 2009. This primarily reflects the impact of increased observed provisions driven by the unsecured personal advances portfolio acquired from Alliance & Leicester in 2008. This was also partly affected by the increase in observed provisions over the residential mortgage portfolio due to the continued challenging economic conditions in 2009.
     Provisions for impairment on loans and advances for Corporate Banking increased by £56m to £359m as at 31 December 2009. The observed provision charge was £177m due to losses in the property sector. This was partly offset by a £117m release of the IBNO provision as losses were observed.

Business and Financial Review
Balance Sheet Business Review continued
Provisions on loans and advances to customers — 2008 compared to 2007
As at 31 December 2008, total provisions for impairment losses on loans and advances increased from £551m to £698m. This primarily reflects the impact of increased observed provisions over the residential mortgage portfolio, where declining property prices resulted in losses from higher mortgage repossession cases. The reduction in the provision charged against unsecured personal advances is due to a reduction in risk appetite on this portfolio and a more stringent credit approval process.
     The increase in the provisions during the year is largely due to the inclusion of the incurred but not yet observed (‘IBNO’) provision related to Alliance & Leicester’s Corporate Banking portfolio.
The following table sets forth arrears on advances secured on residential properties included in the Group non-performing loans and advances within the Risk Management Report on page 66 to the Consolidated Financial Statements for each of the last five years.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

6 months to 12 months in arrears	717	429	163	155	172
12 months or more in arrears	281	72	30	27	26
Properties in possession	111	129	64	42	44

Potential credit risk elements in loans and advances
Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is derecognised. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £46m (2008: £21m, 2007: £16m).
Country risk exposure
Despite another turbulent year for the global economy that has lead some countries to experience severe difficulties, the Group is not exposed to sovereign debt of countries currently experiencing liquidity problems. The Group has exposure to banks in those countries limited to a £13m (2008: £13m) exposure through a Floating Rate Note issued by a bank in Dubai and a £36m exposure to a bank in Greece (2008:£187m). Since the balance sheet date, exposure to banks in Greece has reduced to £5m.
Cross border outstandings
The operations of the Group involve operations in non-local currencies. These cross border outstandings are controlled through a well-developed system of country limits, which are reviewed to avoid concentrations of transfer, economic or political risks. Cross border outstandings, which exclude finance provided within the Group, are based on the country of domicile of the borrower or guarantor of ultimate risk and comprise loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets denominated in currencies other than the borrower’s local currency.
Cross border outstandings exceeding 1% of total assets
At 31 December 2009 and 2008, the Group had no cross border outstandings exceeding 1% of total assets.

	As % of total		Banks and other	Governments and	Commercial, industrial and other
	assets	Total	financial institutions	official institutions	private sector entities
At 31 December 2007%		£m	£m	£m	£m

United States	1.19	2,369	2,369	—	—

Cross border outstandings between 0.75% and 1% of total assets
At 31 December 2009, 2008 and 2007, the Group had no cross border outstandings between 0.75% and 1% of total assets.
Derivative assets and liabilities

	2009	2008	2007
	£m	£m	£m

Assets
Derivative financial instruments:
- held for trading	21,472	31,713	9,519
- held for hedging	1,355	3,412	432

	22,827	35,125	9,951

Liabilities
Derivative financial instruments:
- held for trading	16,775	25,420	9,728
- held for hedging	2,188	2,390	203

	18,963	27,810	9,931

Derivatives are held by the Group for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, the Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

Business and Financial Review
Balance Sheet Business Review continued
Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. In Group Infrastructure, derivatives are used for economic hedging. Further details about Market Risk in Global Banking & Markets and in Group Infrastructure are set out in the Risk Management Report. This information includes a summary of the activities undertaken, the related risks associated with such activities and the types of hedging derivatives used in managing such risks.
     Further detailed analysis of the derivatives held by the Group, both for trading and hedging purposes, including derivative notional amounts and assets and liabilities analysed by type of contract is contained in Note 13 of the Consolidated Financial Statements.
Tangible fixed assets

	2009	2008	2007
	£m	£m	£m

Property, plant and equipment	938	854	528
Operating lease assets	312	348	2,164

	1,250	1,202	2,692

Capital expenditure incurred during the year	343	197	407

Capital expenditure during each of the years ended 31 December 2009, 2008 and 2007 was principally incurred by Retail Banking (mostly consisting of computer infrastructure, computer software and furniture and fittings for branches) and by Corporate Banking (consisting of operating lease assets). Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 23 to the Consolidated Financial Statements.
     The Group had 1,565 unique property interests at 31 December 2009, including the properties acquired as a result of the transfer of Alliance & Leicester plc to the Company in January 2009 and the properties acquired from Bradford & Bingley plc in September 2008. The total consisted of 209 freeholds and 1,356 operating lease interests, occupying a total floor space of 1,064,421 square metres. The number of unique property interests owned by the Group is more than the number of individual properties as the Group has more than one interest in some properties. The majority of the Group’s property interests are retail branches. Included in the above total are 36 properties that were not occupied by the Group as at 31 December 2009. Of the Group’s individual properties, 1,262 are located in the UK, 1 in Europe and 2 in the US. There are no material environmental issues associated with the use of the above properties.
     The Group has eight principal sites consisting of its headquarters and Treasury operations; the banking back office and Human Resources functions; Corporate Banking; Private Banking and the telephone distribution operations; Credit Cards, Debt Management, Finance, Compliance and Marketing. These properties are held under operating leases, except for the Group’s headquarters and one of the banking back offices. The registered office of the Company is located at 2 Triton Square, Regent’s Place, London NW1 3AN.
     Management believes its existing properties and those under construction, in conjunction with those it leases, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.
Deposits by banks(1)
The balances below include deposits by banks that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2009	2008	2007
	£m	£m	£m

Year-end balance(2)	46,680	48,982	27,555
Average balance(3)	48,907	34,064	36,574
Maximum balance	57,845	49,194	48,278

(1)	The Group’s policy is to mark-to-market the majority of its deposits by banks balances including interest. Mark-to-market movements are recorded in net trading and other income rather than net interest income. As a result, it has not been possible to calculate average or year-end interest rates.

(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £652m (2008: £922m, 2007: £786m).

(3)	Average balances are based upon monthly data.
At 31 December 2009, deposits by foreign banks amounted to £15,282m (2008: £13,031m, 2007: £7,922m).
     The following tables set forth the average balances of deposits by banks by location.

	Average: year ended 31 December
	2009	2008	2007
	£m	£m	£m

UK	45,152	31,661	34,120
Non-UK	3,755	2,403	2,454

	48,907	34,064	36,574

Business and Financial Review
Balance Sheet Business Review continued
Deposits by customers
The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2009	2008	2007
	£m	£m	£m

Year-end balance	148,020	135,119	90,148
Average balance(1)	141,312	99,056	92,046
Maximum balance	148,020	143,998	92,344

(1)	Average balances are based upon monthly data.
The following tables set forth the average balances of deposits by geography.

	Average: year ended 31 December
	2009	2008	2007
	£m	£m	£m

UK	134,209	93,712	85,701
Non-UK	7,103	5,344	6,345

	141,312	99,056	92,046

The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2009	2008	2007
	£m	£m	£m

UK
Retail demand deposits	73,060	55,096	56,563
Retail time deposits	42,873	23,590	6,033
Wholesale deposits	18,276	15,026	23,105

	134,209	93,712	85,701

Non-UK
Retail demand deposits	3,170	1,742	1,811
Retail time deposits	3,724	2,063	1,532
Wholesale deposits	209	1,539	3,002

	7,103	5,344	6,345

	141,312	99,056	92,046

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

Business and Financial Review
Balance Sheet Business Review continued
Commercial paper
Issuances of commercial paper and certificates of deposit were used to fund commercial banking operations in 2008 and 2009. As a result, such issuances have been classified as deposits by customers. In 2007 and previous years, similar debt issuances were used to fund the Group’s trading operations and therefore were classified as trading liabilities.

	2009	2008	2007
	£m	£m	£m

Year-end balance	7,210	5,120	7,283
Year-end interest rate(1)	1.83%	1.78%	—
Average balance(2)	5,669	4,550	6,610
Average interest rate(1) (2)	1.64%	3.35%	—
Maximum balance	7,506	6,405	8,784

(1)	Prior to 2008, the majority of commercial paper balances including interest were marked-to-market rather than accounted for on an accruals basis. Mark-to-market movements were recorded in net trading and other income rather than net interest income. As a result, it was not possible to calculate average or year-end interest rates for 2007.

(2)	Average balances are based upon monthly data.
The Group issues commercial paper generally in denominations of not less than US$50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC.
Negotiable certificates of deposit
Issuances of commercial paper and certificates of deposit were used to fund commercial banking operations in 2008 and 2009. As a result, such issuances have been classified as deposits by customers. In 2007 and previous years, similar debt issuances were used to fund the Group’s trading operations and therefore were classified as trading liabilities.

	2009	2008	2007
	£m	£m	£m

Year-end balance	9,188	9,638	11,326
Year-end interest rate(1)	1.73%	4.17%	—
Average balance(2)	7,519	12,729	13,037
Average interest rate(1) (2)	2.69%	4.9%	—
Maximum balance	9,188	15,807	14,821

(1)	Prior to 2008, the majority of negotiable certificates of deposit balances including interest were marked-to-market rather than accounted for on an accruals basis. Mark-to-market movements were recorded in net trading and other income rather than net interest income. As a result, it was not possible to calculate average or year-end interest rates for 2007.

(2)	Average balances are based upon monthly data.
Certificates of deposit and certain time deposits
The following table sets forth the maturities of the Group’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2009. A proportion of the Group’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2009.
     Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

		In more than three	In more than six
	Not more than	months but not more	months but not more	In more than
	three months	than six months	than one year	one year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:
UK	418	48	20	1	487
Non-UK	4,958	983	2,735	20	8,696
Wholesale time deposits:
UK	1,918	—	43	299	2,260

	7,294	1,031	2,798	320	11,443

At 31 December 2009, an additional £10m (2008: £71m) of wholesale deposits were repayable on demand.
Debt securities in issue
The Group has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

		2009	2008	2007
	Note	£m	£m	£m

Trading liabilities	29	1,213	1,775	12,534
Financial liabilities designated at fair value	30	4,366	5,268	7,538
Debt securities in issue	31	47,758	58,511	35,712
Other borrowed funds	32	1,352	2,076	1,419
Subordinated liabilities	33	5,597	6,787	4,732

		60,286	74,417	61,935

Business and Financial Review
Balance Sheet Business Review continued
Most of the debt securities that the Group has issued are classified as “Debt securities in issue” in the balance sheet. The remaining debt securities issued by the Group are classified separately in the balance sheet, either because they qualify as Trading liabilities or were designated upon initial recognition as Financial liabilities designated at fair value, or there are key differences in the legal terms of the securities, such as liquidation preferences (“Other borrowed funds”), or subordination of the rights of holders to the rights of holders of certain other liabilities (“Subordinated liabilities”).
Trading liabilities — The debt securities in issue classified as trading liabilities are set out in Note 29 to the Consolidated Financial Statements and include short positions in securities.
     In 2009, there was no significant change in trading liabilities. In 2008, the balance decreased because in 2007, issuances of commercial paper and certificates of deposit were used to fund the Group’s trading operations and were classified as trading liabilities. From 2008, such issuances have been used to fund commercial banking operations and therefore have been classified as debt securities in issue.
Financial liabilities designated at fair value — Details of the securities classified as Financial liabilities designated at fair value are set out in Note 30 to the Consolidated Financial Statements.
     In 2009, balances decreased due to repayments, with new issues not being designated at fair value. In 2008, the balance decreased primarily due to redemptions during the year, partly offset by the effect of the consolidation of debt securities issued by Alliance & Leicester plc reflecting the transfer of Alliance & Leicester plc to the Group which has been accounted for with effect from 10 October 2008.
Debt securities in issue — Details of the Group’s main debt securities issuance programmes are set out in Note 31 to the Consolidated Financial Statements.
     In 2009, debt securities in issue decreased as part of Santander UK’s strategy of reducing the level of short-term wholesale funding. In 2008, Debt securities in issue increased primarily due to the consolidation of approximately £17,477m of debt securities issued by Alliance & Leicester plc reflecting the transfer of Alliance & Leicester plc to the Group which has been accounted for with effect from 10 October 2008. The debt securities in issue balance also increased due to the issuances of relatively short-term debt denominated principally in US dollars and euro.
Other borrowed funds — Details of the individual securities classified as Other borrowed funds are set out in Note 32 to the Consolidated Financial Statements.
     In 2009, Other borrowed funds decreased due to the effect of changes in the sterling-US dollar exchange rate on the Group’s US$1,000m Non-Cumulative Trust Preferred Securities. In addition, during 2009, the £300m Step Up Callable Perpetual Reserve Capital Instruments were reclassified to equity as described in Note 39 to the Consolidated Financial Statements.
     In 2008, Other borrowed funds increased due to the effect of changes in the sterling-US dollar exchange rate on the Group’s US$1,000m Non-Cumulative Trust Preferred Securities.
Subordinated liabilities — Details of the individual securities classified as Subordinated liabilities are set out in Note 33 to the Consolidated Financial Statements.
     In 2009, Subordinated liabilities decreased due to the redemption of the 5.00% subordinated bonds 2009 (euro 511m). The subordinated liabilities also decreased due to the effect of changes in the sterling-US dollar, sterling-euro and sterling-Japanese yen exchange rates on the Group’s securities denominated in those foreign currencies.
     In 2008, Subordinated liabilities increased due to the consolidation of approximately £1,436m of notes issued by Alliance & Leicester plc, reflecting the transfer of Alliance & Leicester plc to the Group which has been accounted for with effect from 10 October 2008. The subordinated liabilities also increased due to the effect of changes in the sterling-US dollar, sterling-euro and sterling-Japanese yen exchange rates on the Group’s securities denominated in those foreign currencies.
Retirement benefit obligations

	2009	2008
	£m	£m

Total net liabilities	(1,070)	(813)

The Group operates a number of defined contribution and defined benefit pension schemes, and post retirement medical benefit plans. Detailed disclosures of the Group’s retirement benefit obligations are contained in Note 36 to the Consolidated Financial Statements.
     The total net deficit on the Group’s defined benefit schemes, and other post retirement medical benefit plans, increased from £813m at 31 December 2008 to £1,070m at 31 December 2009. The key reason for the increase was a reduction of 100 basis points in the net discount rate (i.e. the discount rate less the inflation rate) used to value the defined benefit scheme liabilities. The increase in assumed inflation also impacted the expected rate of pension increase, in turn leading to a further increase in scheme liabilities. These increases were partly offset by employer contributions made and improvements in asset values.

Business and Financial Review
Balance Sheet Business Review continued
Contractual obligations
The amounts and maturities of contractual obligations in respect of guarantees are described in Note 37 to the Consolidated Financial Statements. Other contractual obligations are:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
	£m	£m	£m	£m	£m

Deposits by banks(1)	46,680	46,241	206	189	44
Deposits by customers(1)	148,020	132,312	11,284	3,612	812
Derivative financial instruments	18,963	4,004	268	6,563	8,128
Debt securities in issue(2)	53,337	22,111	3,467	4,026	23,733
Other borrowed funds	1,352	—	—	—	1,352
Subordinated liabilities	5,597	—	478	—	5,119
Retirement benefit obligations	1,070	3	116	82	869
Operating lease obligations	968	115	303	81	469
Purchase obligations	867	317	301	168	81

Total	276,854	205,103	16,423	14,721	40,607

(1)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.

(2)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 27 and 28 to the Consolidated Financial Statements.
     The Group has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.
     Under current conditions, the Group’s working capital is expected to be sufficient for its present requirements and to pursue its planned business strategies.
Off-Balance Sheet Arrangements
In the ordinary course of business, the Group issues guarantees on behalf of customers. The significant types of guarantees are:
•	It has been normal in the UK to issue cheque guarantee cards to current account customers holding chequebooks, as historically retailers did not generally accept cheques without such form of guarantee. The guarantee was not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The issuing bank is liable to honour these cheques even where the customer does not have sufficient funds in his or her account. The issuing bank’s guarantee liability is in theory the number of cheques written and deposited with retailers multiplied by the amount guaranteed per cheque, which can be between £50 and £100. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee.

Following years of declining cheque usage, extensive research and reducing acceptance amongst retailers, the UK Payments Council has agreed to a UK industry-wide withdrawal of the UK Cheque Guarantee Scheme from 30 June 2011. In line with this announcement, from October 2009 we started phasing out cheque guarantee cards on replacement cards and card renewals. Customers can continue to use unguaranteed cheques, and cheque books will continue to be available in the usual way.
     As a result the Group’s guarantee liability is decreasing as new cards are issued without the guarantee, meaning that the Group will no longer be liable to honour cheques where the customer does not have sufficient funds in his or her account. On this basis management have assessed the risk with respect to this guarantee as highly remote and decreasing. We consider the risk of loss as part of the provisioning requirement on bank accounts.
•	Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of the Group’s customer. These are also included in the normal credit provisioning assessment alongside other forms of credit exposure.

•	The Group, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries and businesses. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Appropriate provision is made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.
Further information regarding off-balance sheet arrangements can be found in the Risk Management Report — Impact of the Current Credit Environment on page 77. See Note 37 to the Consolidated Financial Statements for additional information regarding the Group’s guarantees, commitments and contingencies. In the ordinary course of business, the Group also enters into securitisation transactions as described in Note 17 to the Consolidated Financial Statements. The securitisation companies are consolidated. The mortgage assets continue to be administered by the Group. The securitisation companies provide the Group with an important source of long-term funding.

Business and Financial Review
Balance Sheet Business Review continued
Capital management and resources
Capital management and capital allocation
The Group adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. Details of the Group’s objectives, policies and processes for managing capital, including the group capital table, can be found in Note 50 to the Consolidated Financial Statements.
Capital and risk management disclosures required by Pillar 3
Santander is supervised by the Banco de España on a consolidated basis. The Group has applied Santander’s approach to capital measurement and risk management in its implementation of Basel II. As a result, the Group has been classified as a significant sub-group of Santander at 31 December 2009. The relevant Pillar 3 disclosure requirements for the Group are set out below. Further information on the Basel II risk measurement of the Group’s exposures is included in Santander’s Pillar 3 report.
Scope of the Group’s capital adequacy
Santander UK plc and its subsidiaries are a UK banking group regulated by the UK Financial Services Authority. The basis of consolidation for prudential purposes is the same as the basis of consolidation for financial statement purposes. Consequently, the results of significant subsidiaries regulated by the UK Financial Services Authority are included in the Group’s capital adequacy disclosures.
     The Group and Santander recognise the additional security inherent in Tier 1 capital in the current commercial and regulatory environment. As a result, on 12 October 2008, Banco Santander, S.A. agreed to inject capital of £1bn into the combined businesses fulfilling its agreed commitment to the UK Government’s banking support scheme announced on 8 October 2008. Consequently, on 12 October 2008, the Company issued ten billion ordinary shares of 10 pence each and these shares were issued at par to Banco Santander, S.A. on the same date. These ordinary shares qualified as Tier 1 capital for the Group. This capital was, in turn, transferred to Alliance & Leicester plc in late December 2008 as planned.
     At 31 December 2008, the Company held 35.6% of the issued ordinary share capital of Alliance & Leicester plc as described in Business Overview — Summary History. As a result, the Group’s capital adequacy disclosures at 31 December 2008 include 35.6% of Alliance & Leicester plc’s capital resources requirement on a proportional consolidation basis in accordance with the UK Financial Services Authority’s rules. This amounted to £676m at 31 December 2008.
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc.
     Capital transferability between the Group’s subsidiaries is managed in accordance with the Group’s corporate purpose and strategy, its risk and capital management policies and with regard to UK legal and regulatory requirements. There are no other current or foreseen material practical or legal impediments to the prompt transfer of capital resources or repayment of liabilities when due between the Company and its subsidiaries and associates.
Capital ratios
The calculations of Group capital are prepared on a basis consistent with the Group’s regulatory filings, and therefore the comparatives have not been amended to reflect application of group reconstruction relief to account for the transfer of Alliance & Leicester plc to the Company, as described in Note 47.
     The table below summarises the Group’s capital ratios:

	2009	2008

Core Tier 1 (after deductions)	6.8%	6.2%
Tier 1	9.5%	8.5%
Total capital	17.6%	14.0%

Ratios are calculated by taking the relevant capital resources as a percentage of risk weighted assets.
Regulatory capital resources
The table below analyses the composition of the Group’s regulatory capital resources. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings, and therefore the comparatives have not been amended to reflect application of group reconstruction relief to account for the transfer of Alliance & Leicester plc to the Company, as described in Note 47 to the Consolidated Financial Statements.

	2009	2008
	£m	£m

Core Tier 1 capital:
Called up share capital	2,412	1,148
Share premium	1,857	1,857
Retained earnings and other reserves	2,251	1,689

	6,520	4,694

Business and Financial Review
Balance Sheet Business Review continued

	2009	2008
	£m	£m

Deductions from Core Tier 1 capital:
Intangible Assets	(1,541)	(508)
Securitisation positions	(75)	(21)
Expected Losses	(325)	(257)
Material Holdings	—	(6)

	(1,941)	(792)

Total Core Tier 1 capital after deductions	4,579	3,902
Non cumulative Preference Shares	833	603
Innovative Tier 1 instruments	1,332	1,095
Excess on limits for including innovative Tier 1 capital in total Tier 1 capital	(306)	(213)

Total Tier 1 Capital after deductions	6,438	5,387

Tier 2 capital:
Subordinated debt	5,516	4,543
Excess innovative tier 1 capital	306	213
Other	10	10

	5,832	4,766

Deductions from Tier 2 capital:
Securitisation positions	(75)	(21)
Expected Losses	(325)	(257)
Material Holdings	—	(6)

Total Tier 2 capital after deductions	5,432	4,482

Deductions from Tier 1 and 2	—	(988)

Total Capital Resources	11,870	8,881

The Group’s core Tier 1 capital consists of ordinary share capital, share premium and audited profits for the years ended 31 December 2009 and 2008 after adjustment to comply with the UK Financial Services Authority’s rules. A reconciliation to the statutory reserves is set out below:

2009
£m

Total shareholders equity (accounting basis)	7,222
Less: Reserve Capital Instruments (See Note 39)	(297)
Less: non-cumulative preference shares and Innovative Tier 1 Capital Securities (See Note 38)	(591)
Less: available for sale reserves	(12)
Pensions adjustment	217
Changes in liabilities designated as fair value through profit or loss from changes in Group’s own credit risk	(19)

Core Tier 1 capital	6,520

The IAS19 pension deficit is deducted from shareholders’ equity. In the Group’s regulatory filings the next five years’ deficit contributions are treated as a deduction.
     Valuation adjustments relating to liabilities designated at fair value through profit or loss which are not attributable to changes in benchmark interest rates are excluded from regulatory capital resources.
     The increase in Core Tier 1 capital primarily relates to additional share capital subscribed for and retained profits for the period. Non cumulative preference shares and Innovative Tier 1 are shown separately in the above table. Details of the Innovative Tier 1 capital instruments are set out in Note 32 to the Consolidated Financial Statements. For capital management purposes and in accordance with the UK Financial Services Authority’s rules, Innovative Tier 1 is treated as Tier 1 capital. The UK Financial Services Authority’s capital gearing rules restrict the amount of Innovative Tier 1 capital included in Tier 1 capital to 15% of core Tier 1 capital after deductions. The excess is classified as Tier 2.
     For details of the subordinated debt issues that meet the UK Financial Services Authority’s definition of Tier 2 capital see Note 33 to the Consolidated Financial Statements. In accordance with the UK Financial Services Authority’s rules, in the last five years to maturity, dated subordinated debt issues are amortised on a straight line basis.
     During 2009, accounting valuation adjustments to Tier 1 and Tier 2 instruments were also included in capital as permitted in accordance with UK Financial Services Authority rules. The Group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset.
     The expected losses deduction represents the difference between expected loss calculated in accordance with the Group’s Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment provisions calculated in accordance with IFRS. Details of the Group’s accounting policy for credit provisions are set out in the Accounting Policies in the Consolidated Financial Statements on pages 116 to 118. Expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and which are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment provision which accounts for losses incurred at the balance sheet date.
     Intangible assets represent goodwill arising on the transfer of Alliance & Leicester plc, the acquisition of the savings business of Bradford & Bingley plc, and certain capitalised computer software costs.

Business and Financial Review
Balance Sheet Business Review continued
Material holdings deductions and other Tier 1 and Tier 2 deductions principally represent investments in and loans to other banks in the Santander group which were repaid during 2009.
Regulatory capital requirement
The table below analyses the composition of the Group’s regulatory capital requirements. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings, and therefore the comparatives have not been amended to reflect application of group reconstruction relief to account for the transfer of Alliance & Leicester plc to the Company, as described in Note 47 to the Consolidated Financial Statements.

	2009	2008
	£m	£m

Credit Risk — Standardised approach:
Institutions	16	34
Corporates	602	564
Retail	208	167
Secured on real estate property	210	187
Past due items	38	14
Securitisation positions	—	65
Other items	254	193

	1,328	1,224

Credit Risk — IRB approach:
Retail exposures secured by real estate collateral	1,732	1,989
Qualifying revolving retail	149	169
Other retail	298	293
Institutions	188	124
Corporates	581	280
Other	62	21

	3,010	2,876

Counterparty risk capital component	213	215

Operational risk — standardised approach:	529	398

Market Risk:	315	361
Interest rate Position Risk Requirement (‘PRR’)	34	75
Equity PRR	37	39
Commodity PRR	45	56
FX PRR	33	30
Internal models	166	161

Total Pillar 1 capital requirement	5,395	5,074

Risk weighted assets (based on an 8% capital charge)	67,438	63,425

From 1 January 2008, the Group applied Basel II to the calculation of its capital requirement. In addition, the UK Financial Services Authority approved the Group’s application of the Retail IRB and AIRB approaches to the Group’s credit portfolios with effect from 1 January 2008. Residential lending capital resources requirement include securitised residential mortgages.
     On 9 January 2009, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company. 100% of the Pillar 1 capital requirement was included from this date, which amounted to £1,899m.
     Although core business volumes have increased, these increases have been offset by de-leveraging of certain non-core portfolios and enhancements to retail IRB models. During the course of 2009, regulatory approval was received to apply a refined approach to the retail exposures secured by real estate collateral which addressed the effects of pro-cyclicality evident in the estimates for probability of default (PD).
Liquidity
Liquidity risk is the potential that, although remaining in operation, the Group does not have sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.
     The Board is responsible for the Group’s liquidity management and control framework and has approved key liquidity limits in setting the Group’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, the Group abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control. The Group also complies with the UK Financial Services Authority’s liquidity requirements, and has appropriate liquidity controls in place.
     See “Business and Financial Review — Risk Management” for more information.

Business and Financial Review
Balance Sheet Business Review continued
Cash flows

	2009	2008	2007
	£m	£m	£m

Net cash inflow/(outflow) from operating activities	2,929	(21,444)	(9,332)
Net cash inflow/(outflow) from investing activities	1,433	19,402	(196)
Net cash (outflow)/inflow from financing activities	(4,621)	(7,381)	4,776

Decrease in cash and cash equivalents	(259)	(9,423)	(4,752)

For the years ended 31 December 2009, 2008 and 2007, cash and cash equivalents decreased £259m, £9,423m and £4,752m respectively. The following discussion highlights the major activities and transactions that affected the Group’s cash flows during 2009, 2008 and 2007.
     In 2009, the net inflow from investing activities of £1,433m reflected the cash arising from the sale and redemption of debt securities. Due to ongoing market volatility only a portion of the cash generated was used to acquire new debt securities during the year. In 2008, the net inflow from investing activities of £19,402m primarily arose as a result of the acquisition of Bradford & Bingley plc’s savings business in September 2008 to strengthen the Group’s retail customer deposit base and franchise, which generated £18,001m of cash. This, plus additional inflows from customer deposits, was invested in new lending.
     In 2009, the net outflow from financing activities of £4,621m reflected the repayment of loan capital that matured during the year, which was partially offset by new issues of loan capital. In 2008, the cash outflow from financing activities of £7,381m to repay loan capital reflected the maturity of some existing issues, which was not offset by new issues of loan capital given market conditions at the time.
     In 2009, net cash and cash equivalents decreased by £259m, largely reflecting cash dividends on ordinary shares paid during the year. In 2008, the decrease in cash and cash equivalents of £9,423m was principally a result of reducing cash and cash equivalents in the Global Banking & Markets operations to fund our Retail Banking lending.
Cash Flows from Operating Activities
For the years ended 31 December 2009, 2008 and 2007, net cash inflow/(outflow) from operating activities was £2,929m, £(21,444)m and £(9,332)m, respectively. The Group’s operating assets and liabilities support the Group’s lending activities, including the origination of mortgages and unsecured personal loans. During 2008 and 2007, net cash was used to fund the Group’s core business of origination of mortgages in Retail Banking. During 2009, customer deposits exceeded net lending as a consequence of an increase in customer confidence.
     In 2009, the net cash inflow related largely to an increase in deposits by banks and deposits by customers. Our stability in the current environment which contributed to an increase in customer confidence resulted in the increase in deposits by banks and customer accounts. The UK Government’s efforts on quantitative easing and reduced activity in Global Banking & Markets also contributed to this increase. This increase was partially offset by a substantial adverse foreign exchange movement which is a consequence of sterling weakening against foreign currencies.
     In 2008, in addition to the movement related to the acquisition of Bradford & Bingley plc’s savings business, other strong customer deposit inflows were partially offset by a reduction in deposits by banks. The remaining significant changes relate to the reduction of activity in Global Banking & Markets.
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
     In  2009, net cash of £1,433m was generated by investing activities, primarily as a result of proceeds of £3,001m in respect of available-for-sale securities that were sold or matured during the year. In line with the Group’s strategy to reduce balance sheet assets in light of prevailing market conditions, only part of the above cash inflows was used to purchase new securities in an amount of £1,134m.
     Cash of £463m was used during the year to fund the acquisition of tangible and intangible fixed assets. Of the £463m invested, £120m was invested in furniture and fittings for the Retail Banking branch network as part of branch refurbishments; a further £120m was invested in the continuing development of Partenon, the Santander Group’s IT platform; £115m was used to acquire the head office building in London which had previously been leased; and £81m represented the purchase of operating lease assets.
     In  2008, net cash of £19,402m was generated by investing activities, primarily as a result of the acquisition of Bradford & Bingley plc’s savings business in September 2008 to strengthen the Group’s retail customer deposit base and franchise, which generated £18,001m of cash, and the sale of the Porterbrook operating lease business which generated £1,605m of cash. These sources of cash were partially offset by uses of cash of £278m to fund purchases of tangible and intangible fixed assets, and £1,222m to invest in non-trading securities. Of the £278m invested in tangible and intangible fixed assets, £120m was invested in computer infrastructure and software, primarily reflecting investment in systems to support our expansion in lending to small and medium-sized enterprises, and further investment in elements of Partenon; £59m was invested in furniture and fittings for the Retail Banking branch network, mainly as a result of continuing branch refurbishments; and £88m was invested by the Porterbrook operating lease business in the construction of rail assets prior to its sale early in December 2008. The £1,222m invested in non-trading securities represented the purchase of assets pledged related to the Group’s obligations with respect to pensions funding.

Business and Financial Review
Balance Sheet Business Review continued
In 2007, net cash of £196m was used in investing activities. £407m was invested in tangible fixed assets, principally consisting of the investment of £215m by Porterbrook in rolling stock; £103m in Partenon, reflecting the costs of migrating many of our core products onto the new platform; and £66m in refurbishments in the Retail Banking branch network. These uses of cash were partially offset by cash proceeds of £203m on the sale of 49% of the Group’s shareholding in Santander Private Banking UK Limited (consisting of James Hay, Cater Allen and Abbey Sharedealing) to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A., as part of a reorganisation of Santander’s Private Banking businesses.
Cash Flows from Financing Activities
The Group’s financing activities reflect transactions involving the issuance and repayment of long-term debt, and the issuance of, and payment of dividends on, the Company’s shares.
     In 2009, net cash outflow from financing activities was £4,621m, principally due to repayment of loan capital. There were new issues for £1,556m of long-term debt (specifically mortgage covered bonds) in 2009. In addition, £225m of cash dividends on ordinary shares were paid.
     In 2008, net cash outflow from financing activities was £7,381m, principally due to repayment of loan capital. There were no external issuances of long-term debt in 2008, reflecting the difficult conditions in the credit markets. The net cash used was partially offset by the issuance of £1bn of ordinary share capital. In addition, cash dividends on ordinary shares of £595m were paid.
     In 2007, net cash provided by financing activities was £4,776m principally due to new issuances of mortgage-backed securities under the Group’s securitisation programme classified as long-term debt. The effect was partially offset by redemption of securities issued by the securitisation companies. For further information on the Group’s securitisation programme, see Note 18 to the Consolidated Financial Statements. No cash dividends were paid on ordinary shares.
Sources of liquidity
The Group is primarily funded by retail deposits. This, together with corporate deposits, forms its Commercial Bank franchise, which attracts deposits through a variety of entities. More than three quarters of Commercial Bank customer lending is financed by Commercial Bank customer deposits. The retail sources primarily originate from the Retail Banking savings business. Although largely callable, these funds provide a stable and predictable core of liquidity due to the nature of the retail accounts and the breadth of personal customer relationships.
     Additionally, the Group has a strong wholesale funding base, which is diversified across funding types and geography. Through the wholesale markets, the Group has active relationships with more than 500 counterparties across a range of sectors, including banks, central banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. While there is no certainty regarding money market lines of credit extended to the Group, they are actively managed as part of the ongoing business. No guaranteed lines of credit have been purchased as such arrangements are not common practice in the European banking industry.
     Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through the stand-alone bond markets. In addition, the Group utilises its euro medium-term note programme. The major debt issuance programmes are managed by Abbey National Treasury Services plc on its own behalf, except for the US commercial paper programme, which is managed for Abbey National North America LLC, a guaranteed subsidiary of the Company, and are set out in Note 31 to the Consolidated Financial Statements.
     The ability to sell assets quickly is also an important source of liquidity for the Group. The Group holds marketable investment securities, such as central bank, eligible government and other debt securities, which could be disposed of, either by entering into sale and repurchase agreements, or by being sold to provide additional funding should the need arise. The Group also makes use of asset securitisation arrangements to provide alternative funding sources.
     Along with other major UK banks and building societies, the Company participated in the Bank of England’s Special Liquidity Scheme whereby it swapped self-subscribed-for asset-backed security issuances for highly liquid Treasury Bills. All major UK banks and building societies were required to participate as part of the measures designed to improve the liquidity position of the UK banking system in general. The Company did not participate in the other UK Government backed schemes; namely the Credit Guarantee Scheme and the Asset Purchase Scheme.
     Within the framework of prudent funding and liquidity management, the Group manages its commercial banking activities to minimise liquidity risk. As at 31 December 2009, the Group’s loan to deposit ratio was 126% (2008: 136%) and this improvement was mainly driven by organic growth in net deposit inflows which exceeded net lending growth. The Group aims to further reduce this ratio strategically over the course of 2010.
Securitisation of assets
The Group has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage backed funding programmes. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England’s Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England, European Central Bank, Swiss National Bank, and US Federal Reserve facilities). It is expected that issues to third parties and retained issuances will together represent a similar proportion of the Group’s overall funding in 2010 and 2011. During 2008 and 2009, as a result of market conditions, the main means of raising wholesale medium-term funding was through retained issuances. In March 2010 the Group issued through the Fosse Master Trust the first publicly-placed mortgage-backed securitisation transaction from a UK bank since 2007; other recent transactions from UK banks had included an investor put. The transaction was denominated in both pounds sterling and euro and raised approximately £1.4bn.

Business and Financial Review
Balance Sheet Business Review continued
UK Government 2008 Credit Guarantee Scheme
In October 2008, the UK Government announced measures intended to ensure the stability of the financial system and to protect ordinary savers, depositors, businesses and borrowers, including the details of its 2008 Credit Guarantee Scheme for UK incorporated banks and building societies debt issuance (the ‘Scheme’).
     The Scheme provided for HM Treasury to guarantee specific debt instruments issued by eligible institutions during the extended period ending on 31 December 2009 and with a maturity not exceeding 9 April 2014. The Company was the eligible institution for the Group. The Company did not issue any debt guaranteed by the Scheme.
Uses of liquidity
The principal uses of liquidity for the Group are the funding of Retail and Corporate Banking lending, payment of interest expense, dividends paid to shareholders, and the repayment of debt. The Group’s ability to pay dividends depends on a number of factors, including the Group’s regulatory capital requirements, distributable reserves and financial performance.
For further information on liquidity, including liquidity risk management and developments during the year, see Risk Management — Liquidity Risk on page 58 and Risk Management — Impact of the Current Credit Environment on page 77.
Current market conditions
After a difficult start to the year, funding and liquidity conditions improved during 2009. This was the result of on-going liquidity support schemes through increased liquidity within the financial system; strengthened deposit protection insurance; and bank support through increased capital and guarantees. More recently, signs of macroeconomic recovery, although still fragile, have seen further improvements in debt markets. From the Group’s perspective, short-term unsecured money-market funding has been continuously available. However, investor demand for unsecured and mortgage-backed issuance has been much reduced since 2007 and at significantly wider spreads. These markets have traditionally been important sources of funding. Funding issues also came to the fore in the banking sector more generally, resulting in the introduction of government-backed funding initiatives, including the UK Government Credit Guarantee Scheme.
     During this time, the Group kept its main stress scenarios under review upon which the Board’s risk appetite is based, in light of market developments. At all times, the Group sought to maintain a buffer of securities that are eligible for discount in open market operations with the central banks to which the Group has access including highly rated central government debt. This buffer was at least sufficient to survive either an acute Group-specific stress during stressed market conditions, or a prolonged loss of unsecured wholesale funding during stressed market conditions. The underlying analysis of customer deposit behaviour under stressed conditions is aligned with the assumptions made in operational contingency planning.
     The UK Government initiative announced in early October 2008, including the provision of liquidity and funding support and facilities to enable banks to raise new capital to strengthen their capital base, was welcomed by the Group. The Group did not use the UK Government recapitalisation scheme, nor does it expect to in the future. The Group believes that the current arrangements with the Bank of England, European Central Bank, Swiss National Bank and US Federal Reserve, as well as the UK Credit Guarantee Scheme that are available to the UK banking industry will help the banking sector to meet liquidity and funding needs.
Interest rate sensitivity
Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest administered rate items in the Group’s balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. The Group is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by repricing separately the variable rate mortgages and variable rate retail deposits, subject to competitive pressures.
     The Group also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. The Group manages the margin on fixed-rate products by the use of derivatives matching the fixed-rate profiles. The risk of prepayment is reduced by imposing early termination charges if the customers terminate their contracts early.
     The Group seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Management Report beginning on page 49.

Business and Financial Review
Balance Sheet Business Review continued
Changes in net interest income — volume and rate analysis
The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the Group for the years ended 31 December 2009, 2008 and 2007. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2009/2008			2008/2007
		Changes due to			Changes due to
	Total	increase/(decrease) in		Total	increase/(decrease) in
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest income
Loans and advances to banks
UK	(284)	93	(377)	198	538	(340)
Non-UK	(9)	10	(19)	24	17	7
Loans and advances to customers
UK	(625)	2,664	(3,289)	650	881	(231)
Non-UK	2	—	2	—	—	—
Debt securities
UK	319	244	75	—	—	—

Total interest income
UK	(590)	3,001	(3,591)	848	1,419	(571)
Non-UK	(7)	10	(17)	24	17	7

	(597)	3,011	(3,608)	872	1,436	(564)

Interest expense
Deposits by banks
UK	(25)	(5)	(20)	19	(25)	44
Deposits by customers — retail demand deposits
UK	(1,361)	770	(2,131)	4	(261)	265
Non-UK	12	40	(28)	(48)	(18)	(30)
Deposits by customers — retail time deposits
UK	(318)	447	(765)	208	959	(751)
Non-UK	(17)	74	(91)	30	15	15
Deposits by customers — wholesale deposits
UK	823	210	613	31	25	6
Non-UK	—	—	—	(3)	—	(3)
Bonds and medium-term notes
UK	(1,224)	148	(1,372)	282	816	(534)
Non-UK	(281)	77	(358)	48	152	(104)
Dated and undated loan capital and other subordinated liabilities
UK	147	90	57	12	15	(3)
Non-UK	(7)	10	(17)	17	4	13
Other interest-bearing liabilities UK	14	5	9	(1)	3	(4)

Total interest expense
UK	(1,944)	1,665	(3,609)	555	1,532	(977)
Non-UK	(293)	201	(494)	44	153	(109)

	(2,237)	1,866	(4,103)	599	1,685	(1,086)

Net interest income	1,640	1,145	495	273	(249)	522

Business and Financial Review
Balance Sheet Business Review continued
Average balance sheet (1) (2)

	2009			2008			2007
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks
UK	15,477	140	0.90	12,702	424	3.34	3,731	226	6.06
Non-UK	646	15	2.32	454	24	5.29	30	1	3.33
Loans and advances to customers(3)
UK	182,800	6,820	3.73	134,557	7,445	5.53	107,709	6,815	6.33
Non-UK	18	3	16.67	18	1	5.56	22	1	4.55
Debt securities
UK	12,141	340	2.80	962	21	2.18	8	—	—

Total average interest-earning assets, interest income	211,082	7,318	3.47	148,693	7,915	5.32	111,500	7,043	6.32

Provision for loan losses	(1,464)	—	—	(562)	—	—	(458)	—	—
Trading business	27,586	—	—	35,394	—	—	68,612	—	—
Assets designated at fair value through profit and loss	12,278	—	—	12,769	—	—	9,152	—	—
Non-interest-earning assets:
Other	36,774	—	—	22,885	—	—	15,162	—	—

Total average assets	286,237			219,179			203,968

Non-UK assets as a % of total	0.23%			0.22%			0.03%

Liabilities
Deposits by banks
UK	(6,911)	(193)	2.79	(7,079)	(218)	3.08	(5,169)	(199)	3.85
Deposits by customers: retail demand(4)
UK	(73,060)	(1,002)	1.37	(55,096)	(2,363)	4.29	(56,563)	(2,359)	4.17
Non-UK	(3,170)	(61)	1.92	(1,742)	(49)	2.81	(1,811)	(97)	5.36
Deposits by customers: retail time(4)
UK	(42,836)	(932)	2.18	(23,590)	(547)	2.32	(6,033)	(339)	5.62
Non-UK	(3,723)	(75)	2.01	(2,063)	(92)	4.46	(1,532)	(62)	4.05
Deposits by customers: wholesale(4)
UK	(12,796)	(222)	1.73	(4,180)	(102)	2.44	(2,080)	(71)	3.41
Non-UK	—	—	—	—	—	—	(58)	(3)	5.17
Bonds and medium-term notes
UK	(41,659)	(733)	1.76	(38,721)	(1,957)	5.05	(27,776)	(1,675)	6.03
Non-UK	(10,077)	(44)	0.44	(8,154)	(325)	3.99	(5,293)	(277)	5.23
Dated and undated loan capital and other subordinated liabilities
UK	(7,622)	(547)	7.18	(6,221)	(400)	6.43	(5,778)	(388)	6.72
Non-UK	(651)	(55)	8.45	(560)	(62)	11.07	(511)	(45)	8.81
Other interest-bearing liabilities UK	(1,083)	(42)	3.88	(918)	(28)	3.05	(825)	(29)	3.52

Total average interest-bearing liabilities, interest expense	(203,588)	(3,906)	1.92	(148,324)	(6,143)	4.14	(113,429)	(5,544)	4.89

Trading business	(48,236)	—	—	(41,538)	—	—	(64,342)	—	—
Liabilities designated at fair value through profit and loss	(63)	—	—	(6,650)	—	—	(7,847)	—	—
Non-interest-bearing liabilities:	—	—	—
Other	(28,789)	—	—	(18,663)	—	—	(15,248)	—	—
Shareholders’ funds	(5,580)	—	—	(4,004)	—	—	(3,102)	—	—

Total average liabilities and shareholders’ funds	(286,256)			(219,179)			(203,968)

Non-UK liabilities as a % of total	6.16%			5.71%			4.51%

Interest spread	—	—	1.55	—	—	1.18	—	—	1.43
Net interest margin	—	—	1.62	—	—	1.19	—	—	1.34

(1)	Average balances are based upon monthly data.

(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2009 was 103.68% (2008: 100.25%, 2007: 98.30%).

(3)	Loans and advances to customers include non-performing loans. See “Analysis of provisions on loans and advances to customers” in the Risk Management Report on page 56.

(4)	Demand deposits, time deposits and wholesale deposits are defined under “Deposits by customers” above.

Business and Financial Review
Risk Management
The Risk Management report contains audited financial information except for the discussion of Operational Risk on page 52 that, in accordance with the guidance in paragraph BC65 of IFRS 7, is unaudited. 2008 data has been updated to reflect the transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements.
Summary
This Risk Management report describes the Risk Governance Framework of Santander UK plc (formerly Abbey National plc) (the ‘Company’, and together with its subsidiaries, the ‘Group’), and includes more detail on the Group’s key risks, on a segmental basis or aggregated where relevant. It is divided into the following sections:
Introduction — A description of the Group’s Risk Governance Framework, including the three tiers of the Risk Governance structure.
Financial Risks and Risk Management — Group-wide disclosures about specific risks which do not originate in any single operating segment, such as operational risk and pension obligation risk, as well as Group-wide disclosures about market risk and credit risk are described on pages 51 to 58.
Liquidity Risk — A description of the liquidity risks the Group faces, along with their management and activity in 2009 and 2008, can be found on pages 58 to 60.
Discussion of Key Risks by Operating Segment— Detailed discussions about risk exposures, measurement information and management policies presented by operating segment can be found on pages 61 to 76:
•	Risks in Retail Banking — The risks in this segment are described on pages 61 to 67, comprising:
•	Credit risk, including its management, an analysis of types and credit quality of retail lending and disclosures relating to provisioning, arrears and recoveries.

•	Market risk, including its management.
•	Risks in Corporate Banking — The risks in this segment are described on pages 67 to 70, comprising:
•	Credit risk, including its management, mitigation and the disclosure of exposure by rating of counterparty.

•	Market risk, including its management.
•	Risks in Global Banking & Markets — The risks in this segment are described on pages 70 to 73, comprising:
•	Credit risk, including its management, mitigation and the disclosure of exposure by rating of counterparty.

•	Market risk, including its management and disclosures on short-term market risk, structural market risk and trading market risk.
•	Risks in Private Banking — The risks in this segment are described on page 73 to 74, comprising a description of credit risk and market risk in the entities which this segment incorporates.

•	Risks in Group Infrastructure — The risks in this segment are described on pages 74 to 76, comprising:
•	Credit risk, including its management and the disclosure of exposure by rating of counterparty.

•	Market risk, including its management and disclosure of Net Interest Margin Sensitivity and the Market Value of Equity sensitivity.

•	A description of the types of derivative contracts used to hedge risks in this segment.
The Impact of the Current Credit Environment — Detailed disclosures can be found on pages 77 to 85, including a description of the Group’s exposures to certain classes of financial assets and off-balance sheet entities.
Introduction
The Group accepts that risk arises from its full range of activities, and actively manages and controls it. The management of risk is an integral part of the Group’s activities. Risk is defined as the uncertainty around the Group’s ability to achieve its business objectives and execute its strategy effectively. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty. The key risks Santander UK is exposed to are Credit (Retail, Corporate & Commercial, Wholesale), Market (Traded and Non-Traded), Operational, Pension Obligation, Concentration, Residual Value, Liquidity, Asset Backed Funding (including Encumbrance), Reputational and Business Strategic. Risk measurement is used to capture the source of the uncertainty and the magnitude of its potential effect on the profitability and solvency of the Group. Effective risk management and control is therefore of fundamental importance to the Group’s long-term success.
     Understanding and controlling risk is critical for the effective management of the business. The Group’s Risk Framework aims to ensure that risk is managed and controlled on behalf of shareholders, customers, depositors, employees and the Group’s regulators. Effective and efficient risk governance and oversight provide management with assurance that the Group’s business activities will not be adversely impacted by risks that could have been reasonably foreseen. This in turn reduces the uncertainty of achieving the Group’s strategic objectives.

Business and Financial Review
Risk Management continued
Authority for Risk Management flows from the Santander UK plc Board of Directors (the ‘Board’) to the Chief Executive and from him to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.
Risk Governance Framework
The diagram below shows the Risk Governance Framework in operation in respect of risk management and oversight.
FEVE is a Spanish acronym for “Firmas En Vigilancia Especial”, which means business under special watch.
     The Risk Division at Banco Santander, S.A. reports to the President of the Comisión Delegada de Riesgos (‘CDR’ or Delegated Risk Committee).
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
Risk Committee
The Risk Committee is a management committee, established under the authority of and chaired by the Chief Executive. The Risk Committee reviews risk issues, gives advice and recommendations to the Chief Executive, the Executive Committee, or other parties as appropriate and makes decisions on risk issues within its sphere of responsibility.

Business and Financial Review
Risk Management continued
Second tier of risk governance
Risk control is provided by the Board independently supported by the Risk Division. The roles of the Chief Risk Officer, the Head of Wholesale Risk, and the Risk Division include development of risk measurement methodologies, risk approval, risk monitoring, risk reporting and escalation of risk issues in line with the relevant risk policy for all risks across all lines of Retail Banking, Corporate Banking, Global Banking & Markets, Private Banking and Group Infrastructure business.
     Dedicated Business ROFs advise and support the Chief Risk Officer in fulfilling his risk control responsibilities and help to ensure that risks are suitably understood, managed and controlled.
     The Risk Division provides independent challenge to all business areas in respect of risk management and compliance with policies and advises the business when they are approaching the limits of the Group’s risk appetite.
     The Board, as supported by the Risk Division, is responsible for ensuring compliance with Group policies and limits imposed by Banco Santander, S.A. including:
•	Group-wide risk policies;

•	Group-wide risk limits/parameters;

•	Approval processes relating to transactions that exceed local risk limits;

•	The systematic review of large exposures to clients, sectors, geographical areas and different risk types; and

•	Reporting to Banco Santander, S.A..
Third tier of risk governance
Risk assurance provides independent objective assurance on the effectiveness of the management and control of risk across the Group. This is provided through the Non-Executive Directors, the Audit and Risk Committee and the Internal Audit function.
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
Audit and Risk Committee
The Audit and Risk Committee is made up of Non-Executive Directors, and is a committee of the Board. The Committee has responsibility for:
•	The oversight of the risk governance framework;

•	Review of the effectiveness of the Group’s internal and external audit processes;

•	Review of control policies and procedures including regulatory compliance and financial reporting;

•	The identification, assessment and reporting of risks; and

•	The risk governance structure and associated compliance with risk control policies and procedures.
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
     Group-wide disclosures including those relating to specific risks which do not originate in any single operating segment, are described separately at the beginning of this section, apart from liquidity risk which is discussed at the end of the section, following the detailed disclosures about the impact of the current credit environment.
     The Group-wide disclosures are followed by detailed discussions about risk exposures, measurement information and management policies presented by operating segment, being Retail Banking, Corporate Banking, Global Banking & Markets, Private Banking, and Group Infrastructure (which includes Asset and Liability Management (‘ALM’) and the Treasury asset portfolio).
     The risk exposure and management information relating to the Company principally arise in Retail Banking, Corporate Banking and Group Infrastructure. Following the outsourcing of key IT and operations processes to group companies, risk governance of these entities is crucial. The use of service level agreements and key metrics support this governance.

Business and Financial Review
Risk Management continued
Financial Instruments
The Group uses financial instruments to manage the structural balance sheet exposures that arise from its banking activities, in accordance with Risk policies and the Asset and Liability Management Committee’s direction. The Group also trades in financial instruments where it takes positions in exchange-traded and over the counter instruments, including derivatives, to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates.
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
Managing operational risk (unaudited)
The Group undertakes extensive activity to minimise the impacts operational risks may have on business areas. An independent central operational risk function (Enterprise and Operational Risk) has responsibility for establishing the framework within which these risks are managed and is aligned to operational risk professionals within business areas to ensure consistent approaches are applied across the Group. The primary purpose of the framework, which is approved by the Risk Committee and Board, is to define and articulate the Group-wide policy, processes, roles and responsibilities. The framework incorporates industry practice and regulatory requirements, particularly those emanating from the Basel Committee, European Union Directives, the UK Financial Services Authority and the parent regulator (Banco d’Espana or The Bank of Spain).
     The day-to-day management of operational risk is the responsibility of business managers who identify, assess and monitor the risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to Risk Fora, the Risk Committee and Board.
Key operational risk activity in 2009 (unaudited)
During 2009, the Group has continued to respond to the developing operational risk environment with coordinated responses, and the Group continues to perform detailed control reviews in response to major industry events.
     Following many high profile customer data security lapses experienced by other organisations in the UK, the Group has continued to take proactive steps to minimise similar risks. A corporate information security programme was established which involved the strengthening of controls for the management of sensitive data and included the implementation of encryption standards across the Group.
     The Group continues to strengthen its point of sale compliance and control procedures to minimise risk and serve its customers. To this end, work continues to progress in implementing new systems which are already successfully operating in Banco Santander, S.A.. In 2009, implementations have concentrated on integrating Bradford & Bingley savings business and Alliance & Leicester group systems, with further focus on Alliance & Leicester throughout 2010.
     Internet frauds were greatly reduced throughout 2009 by developing and implementing improvements to fraud detection rates and introducing a Santander Group transactional model which increased the volume of cases that were intercepted. As part of integration activity, these controls were replicated throughout all Santander UK companies.
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
     Corporate operational risk frameworks have been implemented throughout all Santander companies during the year, integrating approaches across the Bradford & Bingley savings business, Alliance & Leicester and Santander UK. To highlight awareness of Operational Risk issues, appropriate training is available for management and staff involved in control functions throughout the Group.
Credit Risk — Group-wide
Credit risk is the risk that counterparties will not meet their financial obligations resulting in the Group losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may incur losses after realising collateral held.
Significant concentrations of credit risk
During 2009, the Group’s most significant exposures to credit risk derived from:
•	the residential mortgage portfolio and unsecured personal lending businesses in Retail Banking;

•	secured lending and derivatives exposures to companies, real estate entities and social housing associations in Corporate Banking;

•	unsecured lending and derivatives exposure to banks and other financial institutions in Global Banking & Markets; and

•	portfolios of assets in Group Infrastructure inconsistent with the Group’s future strategy such as shipping, aviation, and the Treasury asset portfolio acquired as a result of the transfer of Alliance & Leicester plc to the Company.

Business and Financial Review
Risk Management continued
The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK. This is a prime portfolio with total exposure of £161bn at 31 December 2009 (2008: £152bn). The Unsecured Personal Loan portfolio comprises unsecured loans to private individuals issued in the UK. Total exposure stood at £4.9bn at 31 December 2009 (2008: £6.3bn). The commercial loan, real estate and social housing portfolios in Corporate Banking comprise loans secured on UK property, corporate loans and associated derivatives. The total committed facilities exposure to these portfolios was £24.9bn at 31 December 2009 (2008: £24.8bn).
     Although Global Banking & Markets’, Corporate Banking’s and Group Infrastructure’s operations are based mainly in the UK, they have built up exposures to various entities around the world and are therefore exposed to concentrations of risk related to geographic area. At 31 December 2009, 2% (2008: 9%) of Global Banking & Markets’ credit exposures were to counterparties from the United States, and 77% (2008: 47%) were to counterparties from the UK. 2% (2008: 1%) of Global Banking & Markets’ exposures were to countries that are not members of the Organisation for Economic Co-operation and Development (‘OECD’). The remaining exposures were mainly to European counterparties. At 31 December 2009, 87% (2008: 81%) of Corporate Banking’s credit exposures were to counterparties from the UK, and 2% (2008: 3%) were to counterparties from the United States, and 11% (2008: 16%) of Corporate Banking’s exposures were to other countries. Group Infrastructure’s exposures result from its asset portfolios, including the Treasury asset portfolio. At 31 December 2009, treasury investment securities stood at £9.9bn (2008: £14.1bn). Details of credit ratings and geographic analysis can be found on pages 78 to 85.
     Geographical exposures are governed by country limits set by Banco Santander, S.A. (‘Santander’) centrally and determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country and its gross domestic product. The Group is further constrained in its country risk exposure, within the group limits, and by its capital base.
Maximum exposure to credit risk
The following table presents the amount that best represents the Group’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2009	2008
	£m	£m

Trading assets	21,688	25,008
Purchase and resale agreements	14,685	1,256
Derivative financial instruments	22,827	35,125
Financial assets designated at fair value	12,358	11,377
Available-for-sale securities	797	2,663
Loan and receivable securities	9,898	14,107
Loans and advances to customers	186,804	180,176
Loans and advances to banks	6,069	16,001
Other	4,334	3,977

Third party exposures(1) (2)	279,460	289,690

(1)	In addition, the Group is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 37 to the Consolidated Financial Statements on page 157.

(2)	Excludes loan to other members of the Santander UK and Santander groups.
In managing the gross exposures, the Group uses the policies and processes described in the Credit Risk sections below. Collateral, when received, can be held in the form of security over the mortgaged property, full debentures over a company’s assets and through market standard collateral agreements in its treasury business.
Loans and advances
The following tables categorise the Group’s loans and advances into three categories as: neither past due nor impaired, past due but not individually impaired, or individually impaired. For certain homogeneous portfolios of loans and advances, impairment is assessed on a collective basis and each loan is not individually assessed for impairment. Loans in this category are classified as neither past due nor impaired, or past due but not individually impaired, depending upon their arrears status. The impairment allowance includes allowances against financial assets that have been individually assessed for impairment and those that are subject to collective assessment for impairment.

Business and Financial Review
Risk Management continued
2009

	Group
		Past due but not				Total
	Neither past	individually	Individually		Impairment	Carrying
	due nor impaired	impaired	Impaired	Total	Allowance	Value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m

Trading assets
- Loans and advances to banks	5,252	—	—	5,252	—	5,252
- Loans and advances to customers	10,628	—	—	10,628	—	10,628
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	6,379	—	—	6,379	—	6,379
Loans and advances to banks
- Placements with other banks	1,606	—	—	1,606	—	1,606
- Amounts due from parent	5,995	—	—	5,995	—	5,995
- Amounts due from associates	1,551	—	—	1,551	—	1,551
Loans and advances to customers
- Advances secured on residential property	155,619	4,107	1,076	160,802	(484)	160,318
- Corporate Loans	11,500	166	507	12,173	(357)	11,816
- Finance Leases	1,566	19	17	1,602	(2)	1,600
- Other secured advances	3,571	127	121	3,819	(62)	3,757
- Other unsecured advances	4,505	220	525	5,250	(394)	4,856
- Amounts due from fellow subsidiaries	4,457	—	—	4,457	—	4,457
Loans and receivables securities	9,870	—	34	9,904	(6)	9,898

Total loans and advances	222,499	4,639	2,280	229,418	(1,305)	228,113

2009

	Company
		Past due but not				Total
	Neither past	individually	Individually		Impairment	Carrying
	due nor impaired	impaired	Impaired	Total	Allowance	Value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m

Financial assets designated at fair value through profit and loss
- Loans and advances to banks	160	—	—	160	—	160
- Loans and advances to customers	45	—	—	45	—	45
Loans and advances to banks
- Placements with other banks	995	—	—	995	—	995
- Amounts due from parent	1	—	—	1	—	1
- Amounts due from associates	1	—	—	1	—	1
- Amounts due from subsidiaries	108,659	—	—	108,659	—	108,659
Loans and advances to customers
- Advances secured on residential property	118,240	3,626	880	122,746	(395)	122,351
- Other secured advances	3,530	117	112	3,759	(55)	3,704
- Other unsecured advances	4,362	188	486	5,036	(351)	4,685
- Amounts due from fellow subsidiaries	71	—	—	71	—	71
- Amounts due from subsidiaries	938	—	98	1,036	(98)	938

Total loans and advances	237,002	3,931	1,576	242,509	(899)	241,610

Credit quality of loans and advances that are neither past due nor individually impaired
The credit quality of loans and advances that are neither past due nor individually impaired is as follows:

	Group
	Good	Satisfactory	Higher Risk	Total
	2009	2009	2009	2009
	£m	£m	£m	£m

Trading assets
- Loans and advances to banks	5,071	181	—	5,252
- Loans and advances to customers	10,628	—	—	10,628
Financial assets designated at fair value in P&L
- Loans and advances to customers	6,379	—	—	6,379
Loans and advances to banks
- Placements with other banks	1,606	—	—	1,606
- Amounts due from parent	5,995	—	—	5,995
- Amounts due from associates	1,551	—	—	1,551
Loans and advances to customers
- Advances secured on residential property	142,116	13,050	453	155,619
- Corporate Loans	6,940	4,444	116	11,500
- Finance Leases	1,452	114	—	1,566
- Other secured advances	1,412	2,065	94	3,571
- Other unsecured advances	1,212	3,184	109	4,505
- Amounts due from fellow subsidiaries	4,457	—	—	4,457
Loans and receivables securities	4,217	5,645	8	9,870

Total loans and advances	193,036	28,683	780	222,499

Business and Financial Review
Risk Management continued

	Company
	Good	Satisfactory	Higher Risk	Total
	2009	2009	2009	2009
	£m	£m	£m	£m

Financial assets designated at fair value in P&L
- Loans and advances to banks	160	—	—	160
- Loans and advances to customers	45	—	—	45
Loans and advances to banks
- Placements with other banks	995	—	—	995
- Amounts due from parent	1	—	—	1
- Amounts due from associates	1	—	—	1
- Amounts due from subsidiaries	108,659	—	—	108,659
Loans and advances to customers
- Advances secured on residential property	105,848	11,939	453	118,240
- Other secured advances	1,531	1,912	87	3,530
- Other unsecured advances	1,172	3,084	106	4,362
- Amounts due from fellow subsidiaries	71	—	—	71
- Amounts due from subsidiaries	938	—	—	938

Total loans and advances	219,421	16,935	646	237,002

Internal measures of credit quality have been used in the table analysing credit quality, above. Different measures are applied to retail and wholesale lending, as follows:

Retail Lending
	Probability of default		Probability of default	Expected loss	Wholesale Lending
Financial statements description	Secured(1)		Commercial(2)	Unsecured(3)	Probability of default

Good	0.0 - 0.5	%(4)	0.0 - 0.5%	0.0 - 0.5%	0.0 - 0.5%
Satisfactory	0.5 - 12.5%		0.5 - 35%	0.5 - 12.5%	0.5 - 12.5%
Higher Risk	12.5%+	(5)	35%+	12.5%+	12.5%+

(1)	“Secured” consists of Advances secured on residential property.

(2)	“Commercial” consists of Other secured advances and certain unsecured advances.

(3)	“Unsecured” consists of Other unsecured advances excluding those included within the “Commercial” category.

(4)	Or a loan-to-value ratio of less than 75%.

(5)	Or a loan-to-value ratio exceeding 75%.
Summarised descriptions of credit quality used in the financial statements relating to retail and wholesale lending are as follows:

Good	There is a very high likelihood that the asset will not default and will be recovered in full. The exposure has a negligible or low probability of default. Such exposure also exhibits a strong capacity to meet financial commitments and only exceptionally shows any period of delinquency.

Satisfactory	There is a high likelihood that the asset will be recovered and is therefore of no cause for concern to the Group. The asset has low to moderate probability of default, strong recovery rates and may typically show only short periods of delinquency. Typically these are high loan to value mortgages or most unsecured lending. Moderate to high application scores, credit bureau scores or behavioural scores characterise this credit quality.

Higher Risk	All rated accounts that not viewed as “Good” or “Satisfactory” are rated as “Higher Risk”. The assets are characterised by some concern over the obligor’s ability to make payments when due. However, the assets have not yet converted to actual delinquency. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.
Maturity analysis of loans and advances that are past due but not individually impaired
A maturity analysis of loans and advances that are past due but not individually impaired is set out below.
     In the retail loans book, a loan or advance is considered past due when any contractual payments have been missed and for secured loans, when they are more than 30 days in arrears. The amounts disclosed in the table are the total financial asset of the account, not just the past due payments. All retail accounts are classified as non-impaired as they are provisioned collectively with the exception of properties in possession, which are provisioned on a case by case basis and hence are not included in the table below.
     In the corporate loans book a loan or advance is considered past due when 90 days past due, and also when the Group has reason to believe that full repayment of the loan is in doubt.
2009

	Group
	Past due up to			Past due 3-6	Past due 6 months
	1 month	Past due 1-2 months	Past due 2-3 months	months	and over	Total
	£m	£m	£m	£m	£m	£m

Loans and advances to customers
- Advances secured on residential property	—	1,536	889	1,113	569	4,107
- Corporate Loans	—	—	—	166	—	166
- Finance Leases	—	—	—	19	—	19
- Other secured advances	—	41	13	17	56	127
- Other unsecured advances	99	43	20	30	28	220

Total loans and advances	99	1,620	922	1,345	653	4,639

Business and Financial Review
Risk Management continued
2009

	Company
	Past due up to				Past due 6
	1 month	Past due 1-2 months	Past due 2-3 months	Past due 3-6 months	months and over	Total
	£m	£m	£m	£m	£m	£m

Loans and advances to customers
- Advances secured on residential property	—	1,369	803	992	462	3,626
- Other secured advances	—	38	12	16	51	117
- Other unsecured advances	94	39	19	24	12	188

Total loans and advances	94	1,446	834	1,032	525	3,931

Analysis of provisions on loans and advances to customers
An analysis of the Group’s provisions on loans and advances to customers is presented below.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Observed provisions
Advances secured on residential properties — UK	313	174	74	45	21
Corporate advances — UK	185	13	—	—	—
Finance leases — UK	1	—	—	1	3
Other secured advances — UK	50	37	32	73	123
Unsecured personal advances — UK	341	227	250	243	158

Total observed provisions	890	451	356	362	305

Incurred but not yet observed provisions
Advances secured on residential properties — UK	171	184	102	60	35
Corporate advances — UK	172	289	—	—	—
Finance leases — UK	1	1	—	—	—
Other secured advances — UK	12	11	8	3	—
Unsecured personal advances — UK	53	65	85	111	54

Total incurred but not yet observed provisions	409	550	195	174	89

Total provisions	1,299	1,001	551	536	394

Movements in provisions for impairment losses on loans and advances
An analysis of movements in the Group’s provisions for impairment losses on loans and advances is presented below.

	2009	2008	2007	2006	2005(1)
	£m	£m	£m	£m	£m

Provisions at 31 December	1,001	551	536	394	467
IFRS reclassifications	—	—	—	—	(40)

Provisions at 1 January	1,001	551	536	394	427
Amounts written off
Advances secured on residential properties — UK	(84)	(32)	(9)	(11)	(5)
Finance leases UK	(4)	—	(1)	—	—
Other secured advances — UK	(17)	(9)	(24)	(27)	(36)
Unsecured personal advances — UK	(425)	(262)	(339)	(205)	(247)

Total amounts written off	(530)	(303)	(373)	(243)	(288)

Observed provisions charged against profit
Advances secured on residential properties — UK	223	132	38	35	12
Corporate advances — UK	172	13	—	—	—
Finance leases UK	5	—	—	—	—
Other secured advances — UK	30	14	(17)	(25)	11
Unsecured personal advances — UK	539	239	346	289	218

Total observed provisions charged against profit	969	398	367	299	241

Incurred but not yet observed provisions charged against profit	(141)	(4)	21	86	14

Total provisions charged against profit (including discontinued operations)	828	394	388	385	255

Acquisition of business	—	359	—	—	—

Provisions at the end of the year	1,299	1,001	551	536	394

(1)	IFRS reclassifications related primarily to provisions on certain corporate loans in businesses and portfolios that were inconsistent with the Group’s strategy, and were sold during 2005 or transferred to Corporate Banking.
Group recoveries
An analysis of the Group’s recoveries is presented below.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Advances secured on residential properties — UK	1	1	2	2	3
Corporate advances — UK	23	—	—	—	—
Finance leases — UK	1	—	—	—	—
Other secured advances — UK	—	12	6	7	7
Unsecured personal advances — UK	30	33	36	32	27

Total amount recovered	55	46	44	41	37

Business and Financial Review
Risk Management continued
Group non-performing loans and advances (1)

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Group non-performing loans and advances that are impaired	1,833	1,142	296	375	314
Group non-performing loans and advances that are not impaired	1,780	1,236	596	451	568

Total non-performing loans and advances(2)	3,613	2,378	892	826	882

	%	%	%	%	%

Non-performing loans and advances as a % of loans and advances to customers(3)	1.86	1.28	0.75	0.76	0.88
Provision as a percentage of total non-performing loans and advances	35.95	42.10	61.77	64.89	44.67

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.

(2)	All non-performing loans are UK and continue accruing interest.

(3)	Loans and advances to customers include social housing loans and finance leases, and exclude trading assets.
Group restructured loans
Loans have been restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for a specified period. For further information, refer to the discussions of restructured loans in the Retail Banking and Corporate Banking sections.
Basel II (unaudited)
Throughout 2009, the Group applied the retail internal ratings-based (IRB) approach for credit risk to its key retail portfolios. During the course of 2009, regulatory approval was received to apply a refined approach to the residential mortgage portfolio which addressed the effects of procyclicality evident in the estimates for probability of default (PD).
     A combination of the advanced and foundation internal ratings-based approaches was employed for the principal wholesale and corporate portfolios. For the remaining credit exposures, currently on the Basel II standardised approach, a rolling programme of transition to the appropriate IRB approach is underway. The standardised approach for Operational Risk continued to be applied during 2009.
     The Group applied Basel II to its Internal Capital Adequacy Assessment Process (ICAAP) and to the risk and capital disclosures made to the market. The Group has applied Banco Santander S.A.’s approach to risk management in its application of Basel II. Further information on the Group’s capital position under Basel II is included in Note 50 to the Consolidated Financial Statements. Further information on the Basel II risk measurement of the Group’s exposures will be included in Banco Santander S.A.’s Pillar 3 report. The Group’s Pillar 3 disclosures are set out in the Balance Sheet Business Review on pages 41 to 43.
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
     Executive directors are responsible for ensuring that they have sufficient expertise to manage the risks originated and retained within their business divisions. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Head of Wholesale Risk, aims to ensure that risk-taking and risk control occur within the framework prescribed by the Market Risk Manual. The Risk function also provides oversight of all risk-taking activities through a process of reviews.
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
Pension obligation risk — Group-wide
The Group has statutory funding obligations as the sponsoring employer for a number of defined benefit staff pension schemes. The schemes are managed by independent trustees in accordance with legislation and trust deeds and rules, for the benefit of members. The Group accepts that it is exposed to pension obligation risk that could give rise to an unexpected increase in the Group’s obligations to fund the schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action. The principal risks to the net asset value of the schemes are an increase in the value of the liabilities arising from adverse changes in the longevity assumptions, increases in inflation or reductions in the discount rate used, and scheme assets being adversely affected by market movements. Further information on pensions can be found in “Critical Accounting Policies” within the Accounting Policies on page 122 and in Note 36 to the Consolidated Financial Statements.
Risk management
The Chief Financial Officer is responsible for managing the Group’s exposure to pension obligation risk, in conjunction with the trustees. Further details of the funding arrangements for the pension schemes can be found on page 122.

Business and Financial Review
Risk Management continued
Liquidity risk — Group wide
Liquidity risk is the potential that the Group has insufficient financial resources to meet its payment and collateral obligations (to the extent that they will be settled by delivering cash or another financial asset) as they fall due, or can do so only at excessive cost. Liquidity risks arise throughout the Group. Its primary business activity is commercial banking and, as such, it engages in maturity transformation, whereby callable and short-term commercial deposits are invested in longer-term customer loans.
     The majority of funding is raised from retail deposits with the balance raised in wholesale markets. The traditional sources of wholesale funding were:
•	Secured and unsecured money-market funding (including unsecured cash, repo, CD and CP issuance);

•	Senior debt issuance (including discrete bond issues and MTNs);

•	Mortgage-backed funding (including securitisation and covered bond issuance); and

•	Subordinated debt and capital issuance (although the primary purpose is not funding).
For accounting purposes, wholesale funding is classified as deposits by banks, deposits by customers, debt securities in issue, other borrowed funds and subordinated liabilities.
     As a result of market conditions, the mortgage-backed funding markets, which have traditionally been important sources of funding and had been effectively closed to new external issuances since the end of 2007, except for private placements with a small number of investors, have started to reopen. Despite these difficult market conditions, in October 2009, the Group issued a 7-year euro 1.75bn covered bond, followed in March 2010 with a 3-year euro 1bn transaction. In March 2010 the Group issued a £1.4bn mortgage backed securitisation transaction using Fosse Master Trust. This was the first publicly-placed mortgage-backed securitisation transaction from a UK bank since 2007; other recent transactions from UK banks had included an investor put. The Group benefited both from the conservative proportion of retail assets that are funded in wholesale markets, as well as having entered the period of market stress in a strong liquidity position. All internal and external liquidity ratios were maintained during this period.
     The Group has access to the Bank of England’s, the Swiss National Bank’s and the US Federal Reserve’s lending facilities. In addition, it can access indirectly the European Central Bank’s repo facilities. The key on-going liquidity risks are:
•	Loss of customer deposits;

•	Loss of access to wholesale funding markets (including foreign exchange swaps) or counterparties;

•	Intra-day payments systems dislocation; and

•	Contingent liabilities arising from mortgage-backed or other funding, such as collateral calls or early amortisation.
Liquidity risk management
The Board is responsible for the liquidity risk management and control framework and defines the liquidity risk appetite. Funding and liquidity risk management are the responsibility of the Chief Financial Officer who delegates day-to-day responsibility to the Treasurer, Head of ALM. The Group has a centralised liquidity risk management approach whereby all liquidity/funding is managed centrally by the Treasurer, Head of ALM, under the direction of the Asset & Liability Management Committee and within the framework of the Liquidity Risk Manual. In addition to daily reporting of business level and consolidated liquidity risk information to senior management, the Asset and Liability Management Committee and the Risk Committee monitor the Group’s liquidity position on a monthly basis. The Board also receives a monthly update on key liquidity issues and the Group’s liquidity position is reported to the UK Financial Services Authority on a weekly basis.
     The Group views the essential elements of funding and liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. A management and monitoring process, and a series of liquidity limits within which liquidity is managed, underpin these elements. The Board targets a funding strategy that avoids excessive reliance on wholesale funding and attracts enduring commercial deposits by understanding the liquidity persistence of customer deposits under different scenarios, appropriately reflecting product features and types of customers. The funding strategy aims to provide effective diversification in the sources and tenor of funding as well as establishing the capacity to raise additional unplanned funding from those sources quickly. An excessive concentration in either liquid assets or contractual liabilities also contributes to potential liquidity risk, and so limits have been defined under the Liquidity Risk Appetite. Management also monitors the Group’s compliance with limits set by the UK Financial Services Authority. In addition to such limits, liquidity ratios have trigger-review levels that require the Treasurer, Head of ALM and Head of Wholesale Risk to initiate appropriate reviews of current exposure when such levels are exceeded.
     In line with the policy of Banco Santander, S.A., the Group manages its funding and maintains adequate liquidity on a stand-alone basis. Nevertheless, the Group co-ordinates issuance plans with Banco Santander, S.A., where appropriate. While the Group’s liquidity risk is consolidated and centrally controlled, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises.
     The Group holds, at all times, an unencumbered liquid asset buffer to mitigate liquidity risk. The size and composition of this buffer is determined both by internal stress tests as well as the appropriate UK Financial Services Authority liquidity regime; a surplus is maintained in both cases. Since 31 December 2008, the Group has increased its holding of Individual Liquidity Adequacy Standards (ILAS) eligible assets (as defined within the UK Financial Services Authority liquidity regime), held exclusively for liquidity purposes, by 44% to £15.3bn. This excludes other ILAS-eligible assets which are being held for trading purposes.

Business and Financial Review
Risk Management continued
The Group benefitted both from the conservative proportion of retail assets that are funded in wholesale markets, as well as having entered the period of market stress in a strong liquidity position. All internal and external liquidity ratios were maintained during this period.
     Within the framework of prudent funding and liquidity management, the Group manages its activities to minimise liquidity risk. The key elements of the Group’s liquidity risk management are:
Short-term, tactical liquidity management:
•	Liquid assets — a buffer of liquid assets is held to cover unexpected demands on cash in extreme but plausible stress scenarios. In the Group’s case, the largest stress events include large and unexpected deposit withdrawals by retail customers and a loss of unsecured wholesale funding.

•	Intra-day collateral management — to ensure that adequate collateral is available to support payments in each payment or settlement system in which the Group participates, as they fall due.
Strategic liquidity management:
•	Structural balance sheet shape — to manage the extent of maturity transformation (investment of shorter term funding in longer term assets), the funding of non-marketable assets with wholesale funding and the extent to which non-marketable assets can be used to generate liquidity.

•	Wholesale funding strategy — to avoid over-reliance on any individual counterparty, currency, market or product, or group of counterparties, currencies, markets or products that may become highly correlated in a stress scenario; and to avoid excessive concentrations in the maturity of wholesale funding.

•	Wholesale funding capacity — to maintain and promote counterparty relationships, monitor line availability and ensure funding capacity is maintained through ongoing use of lines and markets.
Collateral calls on derivatives positions can pose a significant liquidity risk. Collateral calls may arise at times of market stress and when asset liquidity may be tightening. The timing of the cashflows on a derivative hedging an asset may be different to the timing of the cashflows of the asset being held, even if they are similar in all other respects. Collateral calls may be triggered by a credit downgrading. The Group manages these risks by including collateral calls in stress tests on liquidity, and by maintaining a portfolio of assets held for managing liquidity risk.
     The Contingency Funding Plan becomes operational when the demand for cash, whether from demands for repayment, from wholesale funding or from retail deposits, exceeds the normal liquidity management process capacity. The circumstances that cause this to happen will tend to be sudden, unexpected events that trigger demands for cash that cannot be managed within the procedures, limits and controls defined in the Liquidity Risk Manual.
     To be effective, the management of liquidity in a crisis must be timely, proactive and flexible enough to respond to a variety of different circumstances. The management structure for the Contingency Funding Plan, which is structured around a small team of individuals with the authority to agree, co-ordinate and implement actions that will control a volatile, dynamic situation, has two key elements:
•	the Treasurer, Head of ALM is responsible for the rapid assessment of the implications of a sudden, unexpected event on the day-to-day liquidity of the Group, and for the decision to activate the Contingency Funding Plan; and;

•	the liquidity crisis management team, under the chairmanship of the Chief Financial Officer, is the decision-making authority in the event of a liquidity crisis, and is responsible for implementing the Liquidity Contingency Plan.
Risk limits or triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by the Treasurer, Head of ALM and Risk Division and reported monthly to the Asset & Liability Management Committee, Risk Committee and the Board.
Maturities of financial liabilities
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities of the Group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers are largely made up of Retail Deposits. In particular the ‘Demand’ grouping includes current accounts and other variable rate savings products. The ‘Up to 3 months’ grouping largely constitutes wholesale funding of wholesale assets of a similar maturity. There are no significant financial liabilities related to financial guarantee contracts. This table is not intended to show the liquidity of the Group.

Business and Financial Review
Risk Management continued
At 31 December 2009

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	3,716	1,918	25	159	—	5,818
Deposits by customers	105,157	7,169	18,228	13,476	654	144,684
Trading liabilities	2,864	37,554	3,204	2,430	443	46,495
Financial liabilities designated at fair value	—	1,012	619	2,318	487	4,436
Debt securities in issue	—	12,327	7,313	5,856	23,859	49,355
Loan commitments	35,723	11,835	963	1,734	2,323	52,578
Other borrowed funds	—	54	72	382	3,184	3,692
Subordinated liabilities	—	206	258	1,368	7,222	9,054

	147,460	72,075	30,682	27,723	38,172	316,112

Derivative financial instruments	—	54	341	1,723	255	2,373

Total financial liabilities	147,460	72,129	31,023	29,446	38,427	318,485

At 31 December 2009

	Company
		Up to 3		1-5	Over 5
	Demand	months	3-12 months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	3,333	24,000	10,564	73,944	7,567	119,408
Deposits by customers	77,240	15,933	12,468	15,302	44,581	165,524
Loan commitments	8,441	—	34	—	—	8,475
Other borrowed funds	—	40	30	161	678	909
Subordinated liabilities	—	158	260	1,379	7,316	9,113

	89,014	40,131	23,356	90,786	60,142	303,429

Derivative financial instruments	—	—	—	—	437	437

Total financial liabilities	89,014	40,131	23,356	90,786	60,579	303,866

At 31 December 2008

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	2,375	8,537	691	3,123	—	14,726
Deposits by customers	102,170	9,430	15,294	3,519	834	131,247
Trading liabilities	5,071	31,253	1,817	1,667	1,554	41,362
Financial liabilities designated at fair value	—	1,816	1,330	1,858	1,230	6,234
Loan commitments	40,082	689	337	836	792	42,736
Debt securities in issue	—	13,350	9,650	14,254	55,282	92,536
Other borrowed funds	—	60	93	493	4,110	4,756
Subordinated liabilities	—	234	308	2,428	8,322	11,292

	149,698	65,369	29,520	28,178	72,124	344,889

Derivative financial instruments	80	319	412	746	1,521	3,078

Total financial liabilities	149,778	65,688	29,932	28,924	73,645	347,967

At 31 December 2008

	Company
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks	2,907	18,354	19,638	58,758	36,477	136,134
Deposits by customers	67,856	14,944	14,516	14,001	59,490	170,807
Trading liabilities	4	22	748	—	—	774
Loan commitments	9,732	—	35	—	—	9,767
Other borrowed funds	—	45	46	245	1,247	1,583
Subordinated liabilities	—	232	288	2,316	8,651	11,487

	80,499	33,597	35,271	75,320	105,865	330,552

Derivative financial instruments	56	—	—	660	1,678	2,394

Total financial liabilities	80,555	33,597	35,271	75,980	107,543	332,946

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements, as described in Note 33 to the Consolidated Financial Statements.
     In addition, no account is taken of the possible early repayment of the Group’s mortgage-backed non-recourse finance which is redeemed by the Group as funds become available from redemptions of the residential mortgages. The Group has no control over the timing and amount of redemptions of residential mortgages.
     The maturity analyses above for derivative financial liabilities include the remaining contractual maturities for those derivative financial liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows. These consist of interest rate swaps and cross-currency swaps which are used to hedge the Group’s exposure to interest rates and exchange rates, and all loan commitments.

Business and Financial Review
Risk Management continued
Risk Management in Retail Banking
Credit risk in Retail Banking
Credit risk is the risk that counterparties will not meet their financial obligations, which may result in Retail Banking losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in Retail Banking’s loan and investment assets (including residential mortgages and secured lending, personal and business banking). Retail Banking actively manages and controls credit risk.
Managing credit risk
The Board has approved a set of risk appetite limits to cover credit risk arising in Retail Banking. The management of Retail Banking credit risk is aligned with the processes and procedures used within Santander UK’s Retail Banking and is managed on a Group basis. Within these limits, credit mandates and policies are approved with respect to products sold by the Santander UK group.
Residential mortgages and secured lending
Retail Banking lends on many types of property but only after a credit risk assessment of the borrower, including affordability modelling and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage assets are reviewed in accordance with policy to ensure they perform as expected. Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, loan-to-value ratio, borrower status and the mortgage credit score.
     All mortgages provided by Retail Banking are secured on UK properties. All properties must be permanent in construction; mobile homes are not generally acceptable. The Group can provide a loan for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.
     Prior to granting any first mortgage loan on a property, the Group has the property valued by an approved and qualified surveyor. The valuation is based on set Group guidelines, which build upon the Royal Institution of Chartered Surveyors guidance on valuation methods. In the case of re-mortgages, where the loan-to-value (‘LTV’) is 75% or lower, and the risk judged by the size of the advance requested and the credit score of the applicant is considered medium or low, and an accurate, reputable automated valuation is available, this may substitute for a surveyor’s valuation.
     For existing mortgages, the current values of the properties on which individual mortgages are secured are estimated quarterly. For each individual property, details such as address, type of property and number of bedrooms are supplied to an independent agency that estimates current property valuations using information from recent property transactions and valuations.
     Until 2008, for additional lending where a first-charge mortgage is already held with the Group and the loan-to-value is less than 90%, the original property value used to be subject to indexation and no further survey carried out. During 2008, this practice was phased-out, with all additional loans requiring an automated valuation or surveyor’s valuation. The use of an automated valuation depends upon the availability of a reliable automated valuation, and the level of credit risk posed by the proposed loan.
Higher risk loans
The Group is principally a retail prime lender and does not originate second charge mortgages. A £37m portfolio of second charge mortgages was acquired as a result of the transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements. This portfolio is in run-down.
     Certain mortgage products may be considered higher risk. Operating as a prime lender in the UK mortgage market, the Group does not have any material sub-portfolio demonstrating very poor performance. The portfolio’s arrears performance has remained relatively stable and favourable to industry benchmarks. Arrears rates and loss rates remain very low. Nonetheless, there are some mortgage types that present higher risks than others. These products consist of:
Interest-only loans — Interest-only mortgages require monthly interest payments and the repayment of principal at maturity. This can be arranged via investment products including Individual Savings Accounts and pension policies, or by the sale of the property. It is the customer’s responsibility to ensure that they have sufficient funds to repay the principal in full at maturity.
     Interest-only mortgages are well-established and common in the UK market. Lending policies to mitigate the risks inferred by this repayment structure are in place and mature. While the risks are higher than capital repayment mortgages, they are only modestly so. The performance of this significant sub-portfolio has been quite acceptable and stable.
Flexible loans — Flexible mortgages allow the customers to vary their monthly payment, or take payment holidays, within predetermined criteria and/or up to an agreed credit limit. Customers are also permitted to draw down additional funds at any time up to the limit or redraw amounts that have been previously overpaid.
Loans with original LTV > 100% — Progressively stricter lending criteria are applied to mortgages above a loan-to-value of 75%. Historically, in limited circumstances, customers were able to borrow more than 100% of the value of the property against which the loan was secured, within certain limits. However, in 2009 no loans were made with a loan-to-value of more than 100% (2008 and 2007: less than 0.1%). In 2009, less than 0.1% of new secured loan advances were made with a loan-to-value of more than 90% (2008: 2%, 2007: 3%).

Business and Financial Review
Risk Management continued
Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced, arrears and the costs of liquidation. These loans generally attract higher margins as a result.
Sub-prime lending — The Group has no appetite or product offering for sub-prime business. The Group’s credit policy explicitly prohibits such lending and is designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality.
Mortgage credit quality and credit risk mitigation(1)

	2009	2008	2007

Loan-to-value analysis:
New business
< 75%	83%	62%	52%
75% - 90%	17%	36%	45%
> 90%	—	2%	3%

	100%	100%	100%

Average loan-to-value of new business (at inception)	61%	65%	64%
Stock
< 75%	61%	67%	76%
75% - 90%	22%	22%	20%
90% - 100%	10%	7%	4%
> 100% i.e. negative equity	7%	4%	—

	100%	100%	100%

Average loan-to-value of stock	52%	51%	46%

Borrower profile:
New business
First-time buyers	17%	11%	13%
Home movers	37%	25%	37%
Remortgagers	46%	64%	50%

	100%	100%	100%

Of which:(2)
- Interest-only loans	36%	53%	53%
- Flexi loans	9%	14%	8%
- Loans with original LTV > 100%	—	—	—

Stock
First-time buyers	17%	16%	15%
Home movers	38%	39%	42%
Remortgagers	45%	45%	43%

	100%	100%	100%

Of which: (2)
- Interest-only loans	43%	43%	41%
- Flexi loans	18%	18%	14%
- Loans with original LTV > 100%	—	—	1%

Average earnings multiple (at inception)	2.8	3.0	3.0

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.

(2)	Where a loan exhibits more than one of the “higher risk” criteria, it is included in all the applicable categories.
Loan-to-value analysis
The residential mortgage portfolio showed an increasing trend of payment arrears with the deterioration in economic conditions, which has stabilised in the second half of the year. During 2009, LTV on new business completions declined during the first half of the year. However, this slightly increased during the second half of the year, with the fourth quarter 2009 LTV at 64% (Q3 09: 62%, Q4 08: 60%). The indexed stock LTV increased to 52% from 2008 (Q3 09: 52%, Q4 08: 50%) due to net lending mix, and mitigated by rising house prices evidenced by portfolio revaluation towards the end of the year. Although credit criteria continued to be tightened for higher risk segments, targeted policy relaxation and competitive pricing at higher LTV began to result in a slight uplift in new business average LTV in 2009.
•	Arrears more than 90 days past due have increased from 0.93% in December 2008 to 1.37% at the end of 2009.

•	Monthly mortgage completions in excess of 75% LTV fell from 14% in December 2008 to 23% in December 2009.
7% (2008: 4%) of the retail mortgage portfolio was over 100% LTV, based on the re-evaluation performed in December 2009. The increase was due to the general decline in property prices during the year. However, the impact was partly mitigated by the reduced LTV profile of new business and increased control of the retention process.

Business and Financial Review
Risk Management continued
Borrower profile
During 2009, the proportion of new business from remortgages decreased. This trend was seen across the UK market as lower interest rates and stricter lending criteria reduced the incentives for customers to remortgage to another lender.
Mortgage arrears and repossessions
The Collections & Recoveries Department is responsible for all debt management initiatives on the secured portfolio for Retail Banking. Debt management strategies, which include negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.
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
     A programme of forbearance designed to enable borrowers experiencing short to medium term repayment difficulties to remain in their home has been in place during 2009. On average, each month less than 1% of accounts in arrears either have their term extended or convert to interest only. Levels of adherence to revised payment terms are currently high at approximately 70%.
     The following tables set forth information on UK residential mortgage arrears at 31 December 2009, 2008, and 2007 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’).

						CML(2)
	Group(1)					(unaudited)
	Higher risk loans(3)
	Interest-only	Flexible	Loans with original	Remaining loan
Mortgage arrears	loans	loans	LTV > 100%	portfolio	Total(3)
	(Percentage of total mortgage loans by number)

31 to 60 days in arrears:
31 December 2007	0.61	0.13	—	0.80	1.48	—
31 December 2008	0.57	0.11	—	0.56	1.19	—
31 December 2009	0.45	0.07	0.01	0.51	1.00	—

61 to 90 days in arrears:
31 December 2007	0.25	0.06	—	0.31	0.59	—
31 December 2008	0.32	0.06	—	0.30	0.65	—
31 December 2009	0.27	0.04	—	0.29	0.58	—

3 to 5 months in arrears:
31 December 2007	0.21	0.04	—	0.24	0.49	0.62
31 December 2008	0.31	0.06	—	0.28	0.62	1.01
31 December 2009	0.41	0.05	0.01	0.36	0.80	0.97

6 to 11 months in arrears:
31 December 2007	0.08	0.02	—	0.08	0.17	0.35
31 December 2008	0.13	0.03	—	0.11	0.26	0.62
31 December 2009	0.22	0.04	—	0.16	0.40	0.81

12 months or more in arrears:
31 December 2007	0.02	—	—	0.01	0.03	0.13
31 December 2008	0.02	—	—	0.02	0.05	0.25
31 December 2009	0.09	0.03	—	0.07	0.17	0.60

(1)	Group data is not readily available for arrears less than 31 days.

(2)	Council of Mortgage Lenders data is not available for arrears less than 3 months.

(3)	Where a loan exhibits more than one of the “higher risk” criteria, it is included in all the applicable categories. As a result, the total of the mortgage arrears for “higher risk” loans and remaining loan portfolio will not agree to the total mortgage arrears percentages.
The following tables set forth information on UK properties in possession, at 31 December 2009, 2008, and 2007 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders, as well as the carrying amount of assets obtained as collateral.

	Group	CML (unaudited)
Properties in possession	(Percentage of total mortgage loans by number)

31 December 2007	0.05	0.10
31 December 2008	0.06	0.21
31 December 2009	0.05	0.14

Group
Carrying amount of assets obtained as collateral	£m

31 December 2007	64
31 December 2008	130
31 December 2009	110

Business and Financial Review
Risk Management continued
The table below analyses Residential mortgages that have been restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for an agreed period.

	2009	2009	2008	2008
	£m	%	£m	%

Mortgages restructured during the year (1)	325	100	348	100

Of which(3):
- Interest only loans	157	48	156	45
- Flexi loans	15	5	24	7
- Loans with original LTV >100%	1	—	1	—

(1)	All mortgages originated by the Group are first charge.

(2)	Mortgages are included within the year that they were restructured.

(3)	Where a loan exhibits more than one of the “higher risk” criteria, it is included in all the applicable categories.
Banking and Consumer Credit. Retail Banking uses systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or in granting bank account facilities. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios. Behavioural scoring examines the lending relationships that a customer has with Retail Banking and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value) for each customer that Retail Banking is willing to accept. Individual customer scores are normally updated on a monthly basis. Retail Banking has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies and bank account transaction processing.
Personal Financial Services banking and unsecured personal loan arrears

	2009	2008	2007
	£m	£m	£m

Total banking and unsecured personal loan arrears(1,2)	257	371	134
Total banking and unsecured personal loan asset	4,830	6,225	3,119
Banking and unsecured personal loan arrears as a % of asset	5.31%	5.96%	4.30%

(1)	From 2008, banking arrears is defined as customers that had been in arrears for greater than 90 days. In prior years, it was defined as customers whose borrowings exceed their overdraft by over £100. If the prior year definition were applied to 2008 data, the total arrears would increase by £53m.

(2)	Unsecured personal loan and credit card arrears are defined as the balances of accounts that are three or more months in arrears (> 4 instalments).
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
     The Group’s provisioning policy is as follows. Further information is set out in the Accounting Policies in the Consolidated Financial Statements:
•	Observed provision — an observed provision is established for all past due loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise. These techniques estimate the propensity of loans to go to write-off and, as a separate exercise, the loss incurred on written off debt is monitored. For advances secured on residential property, the propensity of loans to reach repossession is determined with repossessed properties assessed on an individual basis through the use of an external valuation, anticipated disposal costs and the current exposure.

•	Incurred but not yet observed provision — an incurred but not yet observed provision is made against loans, which have not missed a payment but are known from past experience to have deteriorated since the initial decision to lend was made. Based on historical evidence, the number of accounts likely to default in the future as a result of events present at the balance sheet date are identified through use of statistical techniques. Further detailed examination is performed on the losses that emerge over a defined period of time after the reporting date called the emergence period. This period is determined to ensure that only those accounts which have credit deterioration at the reporting date are captured and excludes accounts which will suffer credit deterioration after the reporting period. The emergence period is two to three months for unsecured lending and 12 months for secured lending. The provision methodology outlined for observed provisions is then applied to accounts identified as impaired in the performing portfolios.

•	Amounts written off — unsecured loans are written off when all internal avenues of collecting the debt have failed and the debt is passed onto external collection agencies. On secured loans, the write-off takes place on ultimate realisation of collateral value, or from claiming on any mortgage indemnity guarantee or other insurance. All write-offs are on a case by case basis, taking account of the exposure at the date of write-off, after accounting for the value from any collateral or insurance held against the loan. The write-off policy is regularly reviewed.

Business and Financial Review
Risk Management continued
Security is realised in accordance with the Group’s internal debt management programme. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success. As a result of the write-off policy, the provisions will be made significantly in advance of the related write-off on all products. The exception to this rule is the discovery of fraud, where the exposure is written off once full investigations have been completed and the probability of recovery is minimal. The time span between the discovery and write-off will be short and may not result in a provision being raised.
Retail Banking analysis of provisions on loans and advances to customers
An analysis of the Retail Banking provisions on loans and advances to customers is presented below.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Observed provisions
Advances secured on residential properties — UK	313	175	74	45	21
Finance leases — UK	—	—	—	1	3
Other secured advances — UK	50	36	32	73	123
Unsecured personal advances — UK	341	227	250	243	158

Total observed provisions	704	438	356	362	305

Incurred but not yet observed provisions
Advances secured on residential properties — UK	171	184	102	60	35
Finance leases — UK	—	—	—	—	—
Other secured advances — UK	12	11	8	3	—
Unsecured personal advances — UK	53	65	85	111	54

Total incurred but not yet observed provisions	236	260	195	174	89

Total provisions	940	698	551	536	394

Retail Banking movements in provisions for impairment losses on loans and advances
An analysis of movements in the Retail Banking provisions for impairment losses on loans and advances is presented below.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Provisions at 31 December	698	551	536	394	467
IFRS reclassifications	—	—	—	—	(40)

Provisions at 1 January	698	551	536	394	427
Amounts written off
Advances secured on residential properties — UK	(84)	(32)	(9)	(11)	(5)
Other secured advances — UK	(17)	(9)	(25)	(27)	(36)
Unsecured personal advances — UK	(399)	(262)	(339)	(205)	(247)

Total amounts written off	(500)	(303)	(373)	(243)	(288)

Observed provisions charged against/(released into) profit
Advances secured on residential properties — UK	223	132	38	35	12
Other secured advances — UK	30	14	(17)	(25)	11
Unsecured personal advances — UK	513	239	346	289	221

	766	385	367	299	244

Advances secured on residential properties — non-UK	—	—	—	—	(3)

Total observed provisions charged against profit	766	385	367	299	241

Incurred but not yet observed provisions (released into)/charged against profit	(24)	(17)	21	86	14

Total provisions charged against profit (including discontinued operations)	742	368	388	385	255

Acquired through business combinations	—	82	—	—	—

Provisions at the end of the year	940	698	551	536	394

IFRS reclassifications related primarily to provisions on certain corporate loans in businesses and portfolios that were inconsistent with the Group’s strategy, and were sold during 2005 or transferred to Corporate Banking.
Retail Banking recoveries
An analysis of the Retail Banking recoveries is presented below.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Advances secured on residential properties — UK	1	1	2	2	3
Other secured advances — UK	—	12	6	7	7
Unsecured personal advances — UK	30	33	36	32	27

Total amount recovered	31	46	44	41	37

Business and Financial Review
Risk Management continued
Retail Banking non-performing loans and advances (1)

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Retail Banking non-performing loans and advances that are impaired(2)	1,343	745	296	375	314
Retail Banking non-performing loans and advances that are not impaired	1,561	1,236	596	451	568

Total non-performing loans and advances(3)	2,904	1,981	892	826	882

	%	%	%	%	%

Non-performing loans and advances as a % of loans and advances to customers	1.67	1.19	0.80	0.80	0.92
Provision as a percentage of total non-performing loans and advances	32.37	35.24	61.77	64.89	44.67

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer

(2)	Non-performing loans against which a provision for impairment losses has been established.

(3)	All non-performing loans are UK and continue accruing interest
Retail Banking non-performing loans and advances by higher risk loan type(1) (2)

	2009	2008	2007
	£m	£m	£m

Total non-performing loans and advances	2,904	1,981	892

Of which:
- Interest only loans	1,665	1,001	375
- Flexi loans	251	218	76
- Loans with original LTV > 100%	25	11	1

(1)	No reliable data is available prior to 2007.

(2)	Where a loan exhibits more than one of the “higher risk” criteria, it is included in all the applicable categories.
In 2009, non-performing loans and advances as a percentage of loans and advances to customers increased from 1.19% to 1.67%. This primarily reflects the impact of the continued market deterioration on the performance of the residential mortgage portfolio. This has also further increased the proportion of non-performing loans secured against residential property in the non-performing loan balance, which has in turn further reduced the overall provision coverage as the distribution shifts towards mortgages that require a lower level of coverage due to inherent securities held against the non-performing loans.
     In 2008, non-performing loans and advances as a percentage of loans and advances to customers increased from 0.80% to 1.19%. This primarily reflects the impact of the deteriorating market environment on the performance of the residential mortgage portfolio. This has also increased the proportion of non-performing loans secured against residential property in the non-performing loan balance, which has in turn further reduced the average provision coverage required in respect of the eventual credit losses that are expected to emerge from these loans.
     In 2007, non-performing loans and advances as a percentage of loans and advances to customers remained unchanged at 0.80%. This is a reflection of the continued strength in the credit quality of the Group’s loans. The overall provision coverage ratio decreased from 64.89% to 61.77% due to the change in the proportions of mortgages and unsecured loans in the non-performing loan balance, where a greater proportion represented mortgages (which have a lower provision as a percentage of the asset).
     In 2006, non-performing loans and advances as a percentage of loans and advances to customers decreased from 0.92% to 0.80%. This reflected the continuing strength of the credit quality of the Group’s loans, particularly on the secured mortgages. Provisions as a percentage of total non-performing loans and advances increased from 44.67% to 64.89% in 2006, which reflected the change in macro-economic factors such as interest rate rises.
     Interest income recognised on impaired loans amounted to £101m (2008: £51m, 2007: £36m).
Retail Banking restructured loans
Loans have been restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for a specified period. The value of capitalised arrears on these loans during 2009 was £6m (2008: £7m).
     The table below shows the Group’s loans not included in non-performing loans that have been restructured or renegotiated by capitalising the arrears.

	2009	2008
	£m	£m

Restructured loans	377	371

Business and Financial Review
Risk Management continued
Santander Business Banking (formerly known as Abbey Business)
Santander Business Banking provides a range of products to assist with the finance requirements of small businesses, including overdrafts and loans. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of probability of default and loss given default data, and the use of credit scoring. Business Banking operates within policies and authority levels approved by the Chief Risk Officer. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks. Business Banking provides mortgages to borrowers on a range of mainly non-residential property. Agreed credit assessment criteria include serviceability ratios, loan-to-value ratios, and quality of tenants, with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the risk operation.
     The strategic plan to extend the customer proposition into the SME market is being supported by a workstream which aims to manage all risks within this market and throughout the risk cycle. The development of the risk framework is overseen by the Chief Risk Officer.
Market risk in Retail Banking
Market risks are originated in Retail Banking only as a by-product of writing customer business and are transferred out of Retail Banking insofar as possible. Only prepayment and launch risk exposures are retained within Retail Banking, as these behavioural risks are influenced by internal marketing and pricing activity and are managed by Asset Business and Customer Funds Committees. Other market risks are transferred to the Asset and Liability Management (‘ALM’) operation within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate re-pricing and maturity. Similarly, loans are funded through matching borrowings from Group Infrastructure. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged within Global Banking & Markets.
Risk Management in Corporate Banking
Credit risk in Corporate Banking
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Corporate Banking losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may result in losses even after realising the value of any collateral held. Credit risk arises by Corporate Banking making loans, investing in other financial instruments or entering into financing transactions or derivative contracts. Corporate Banking actively manages and controls credit risk.
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
     Analysis of credit exposures and credit risk trends are provided each month to the Corporate and Commercial Banking Risk Oversight Forum, with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported quarterly to the Risk Committee and the UK Financial Services Authority.
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
     Corporate Banking has been targeted as an area where the Group aims to achieve controlled growth, mainly through the expansion of a regional network supporting lending to the Real Estate, Corporate (including SME), Education and Health sectors. Focus is being given to the control of credit risks within this expansion with, amongst other things, the development and implementation of robust Credit Policy Mandates and models covering both risk appetite and ratings.

Business and Financial Review
Risk Management continued
Corporate Banking loans

			Loans &		Impaired		% Collateral
			advances net of		loans as % of	Impairment	held against
	Gross loans	Impairment	impairment	Impaired	gross loans &	charge for	impaired
	& advances	allowance	allowance	loans	advances	the period	loans
	£m	£m	£m	£m	%	£m	%

Group(1):
- 2009	20,122	(359)	19,763	618	3.07	60	47
- 2008	19,888	(302)	19,586	882	4.43	26	43

Company:
- 2009	—	—	—	—	—	—	—
- 2008	24	—	24	—	—	—	—

(1)	Excludes social housing bonds and operating lease assets.
Corporate Banking committed facilities exposure by credit rating of the issuer or counterparty(1)
2009

			Social
	Corporate	Real Estate	housing	Non-growth	Total
	£m	£m	£m	£m	£m

AAA	—	60	—	—	60
AA	206	—	997	310	1,513
A	799	463	5,484	639	7,385
BBB	2,688	1,585	1,791	3,027	9,091
BB	1,462	2,043	100	1,726	5,331
B	124	180	—	204	508
CCC	16	5	—	66	87
D	111	95	—	199	405
Other(2)	921	—	—	—	921

Total	6,327	4,431	8,372	6,171	25,301

2008

	Corporate	Real Estate	Social housing	Non-growth	Total
	£m	£m	£m	£m	£m

AAA	30	95	—	—	125
AA	182	—	1,008	939	2,129
A	247	270	5,222	711	6,450
BBB	2,372	1,792	1,821	3,488	9,473
BB	1,309	1,724	100	1,895	5,028
B	176	—	9	221	406
CCC	1	—	—	136	137
D	197	49	—	322	568
Other(2)	1,088	—	—	—	1,088

Total	5,601	3,931	8,160	7,712	25,404

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

(2)	Individual exposures of £1m or less.
Corporate Banking committed facilities exposure by geographical area
2009

	Corporate	Real Estate	Social Housing	Non-growth	Total
	£m	£m	£m	£m	£m

United Kingdom	6,019	4,202	8,372	3,353	21,946
US	—	65	—	511	576
Rest of the world	308	164	—	2,307	2,779

Total	6,327	4,431	8,372	6,171	25,301

2008

	Corporate	Real Estate	Social Housing	Non-growth	Total
	£m	£m	£m	£m	£m

United Kingdom	5,408	3,598	8,160	3,576	20,742
US	—	72	—	617	689
Rest of the world	193	261	—	3,519	3,973

Total	5,601	3,931	8,160	7,712	25,404

The increase in Corporate and Real Estate exposures in 2009 arose from the continued development of a UK corporate banking franchise and was offset by a reduction in the non growth portfolios, both in the UK and overseas. There are no significant exposures to Dubai, Portugal, Greece, Spain, Argentina and Iceland within the Corporate Banking book.
Corporate Banking — Watchlist
The entire corporate risk portfolio of new, emerging and serious circumstances relating to the portfolio (i.e. those loans on a ‘Watchlist’) and those in Collections are managed at the FEVE Corporate Risk forum. FEVE is a Spanish acronym for “Firmas En Vigilancia Especial”, which means businesses under special watch.

Business and Financial Review
Risk Management continued
A summary of the Watchlist cases at 31 December 2009 by portfolio and assessment of risk is as follows:
2009

	Portfolio	Watch	Watch	Workout	Workout	NPL	NPL
	£m	£m	%	£m	%	£m	%

Corporate	5,895	377	6	204	3	135	2
Real Estate	4,431	672	15	331	7	206	5
Non-growth	6,172	1,232	20	502	8	368	6

Total	16,498	2,281	14	1,037	6	709	4

Exposures are classified as “workout” if they are being actively managed by the Risk Division.
Corporate Banking arrears

	2009	2008	2007
	£m	£m	£m

Total Corporate lending arrears	533	143	—
Total Corporate lending assets	20,707	20,516	7,003
Corporate lending arrears as a % of assets	2.57%	0.70%	—

Corporate Banking analysis of provisions on loans and advances to customers
An analysis of the Corporate Banking provisions on loans and advances to customers is presented below.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Observed provisions
Corporate advances — UK	185	13	—	—	—
Finance leases — UK	1	—

Total observed provisions	186	13	—	—	—

Incurred but not yet observed provisions
Corporate advances — UK	172	289	—	—	—
Finance leases — UK	1	1

Total incurred but not yet observed provisions	173	290	—	—	—

Total provisions	359	303	—	—	—

Corporate Banking movements in provisions for impairment losses on loans and advances:

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Provisions at the start of the year	303	—	—	—	—
Amounts written off:
- Corporate Loans	—	—	—	—	—
- Finance Leases	(4)	—	—	—	—

Total amounts written off	(4)	—	—	—	—

Observed provisions charged against profit:
- Corporate Loans	172	13	—	—	—
- Finance Leases	5	—	—	—	—

Total observed provisions charged against profit	177	13	—	—	—

Incurred but not yet observed provisions charged against profit	(117)	13	—	—	—

Total provisions charged against profit	60	26	—	—	—

Acquired through business combinations	—	277

Provisions at the end of the year	359	303	—	—	—

Corporate Banking recoveries

	2009	2008	2007
	£m	£m	£m

Secured	1	—	—
Unsecured	23	—	—

Total amount recovered	24	—	—

Corporate Banking non-performing loans and advances(1)

	2009	2008	2007
	£m	£m	£m

Non-performing loans and advances that are impaired	490	397	—
Non-performing loans and advances that are not impaired	219	—	—

Total non-performing loans and advances(2)	709	397	—

Non-performing loans and advances as a percentage of loans and advances to customers(3)	3.52%	2.00%	—
Provision as a percentage of total non-performing loans and advances	51%	76%	—

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer

(2)	All non-performing loans are UK and continue accruing interest.

(3)	Loans and advances to customers include social housing loans and finance leases.

Business and Financial Review
Risk Management continued
In 2009, non-performing loans and advances as a percentage of loans and advances to customers increased to 3.52% as market conditions continued to deteriorate. This reflects the consolidation of the Alliance & Leicester Corporate Lending business which included assets with generally higher risk characteristics as well as the more challenging economic environment on customers especially in the Real Estate and shipping markets.
     In 2008, non-performing loans and advances as a percentage of loans and advances to customers increased to 2.00%. This reflects the impact of the deteriorating market environment on the performance of the corporate and real estate portfolios, and the transfer of Alliance & Leicester’s Corporate Banking portfolio.
     Interest income recognised on impaired loans amounted to £4m (2008: £2m). In 2007, there were no impaired loans.
Credit risk mitigation
Collateralisation
The corporate portfolio is largely unsecured but typically incorporates guarantee structures underpinned by both financial and non-financial covenants. The Social Housing portfolio is secured on residential real estate owned and let by UK Housing Associations. In the real estate portfolio, collateral is in the form of commercial real estate assets. Within the non-growth portfolios of assets inconsistent with the Group’s future strategy, collateral is regularly held through a charge over the underlying asset and in some circumstances, cash. There are also a small number of PFI transactions where collateral is held in the form of a charge over the underlying concession contract.
Restructured loans
Loans may be restructured or renegotiated by capitalising the arrears where customers in arrears have maintained an agreed monthly repayment for a specified period. Loans have been restructured during 2009 by way of debt for equity swaps, through new equity being raised or in some cases an exit has been achieved through the sale of debt.
Market risk in Corporate Banking
Market risks arising in the Corporate Banking division are transferred from the originating business to ALM within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate repricing and maturity. Similarly, loans are funded though matching borrowings from Group Infrastructure. Any permitted retained market risk exposure is minimal, and is monitored against limits approved by the Head of Wholesale Risk.
Risk Management in Global Banking & Markets
Credit risk in Global Banking & Markets
Credit risk is the risk that counterparties will not meet their financial obligations resulting in Global Banking & Markets losing the monies lent, including any interest accrued, or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by Global Banking & Markets making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts. Global Banking & Markets actively manages and controls credit risk.
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
     All transactions are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required from the Credit Approval Committee (a specific committee established under the authority of the Chief Executive) for any transaction that falls outside the mandates.
     Analysis of credit exposures and credit risk trends are provided each month to the Wholesale Risk Oversight and Control Forum with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported monthly to the Risk Committee and the UK Financial Services Authority.
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
(ii) Collateralisation
The Group also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are generally revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with the Group’s collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Cash collateral in respect of derivatives held at the year-end was £1.5bn (2008: £3.4bn), not all derivative arrangements being subject to collateral agreements. Collateral obtained during the year in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.
Global Banking & Markets net exposure by credit rating of the issuer or counterparty(1)

	2009	2008
	£m	£m

AAA	12,068	5,904
AA	512	5,905
A	2,596	2,326
BBB	403	251
BB	172	91
B	—	1

Total	15,751	14,478

(1)	External ratings are applied to all exposures where available.
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
     To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors is assigned to one of these categories. The Group considers two categories:
•	Short-term liquid market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Global Banking & Markets.

•	Structural market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the portfolio or product. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon.

Business and Financial Review
Risk Management continued
Global Banking & Markets operates within a market risk framework designed to ensure that it has the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report, monitor and control risk across Global Banking & Markets.
Trading market risk
For trading activities the standardised risk measure adopted is Value at Risk. From 1 January 2010, this has been calculated at a 99% confidence level over a one-day time horizon in accordance with the standard used throughout Santander. Prior to this date, a 95% confidence level was used. On a daily basis, market risk factor sensitivities, Value at Risk measures and stress tests are produced, reported and monitored against limits for each major activity and at the aggregate Global Banking & Markets level. These limits are used to align risk appetite with the business’ risk-taking activities and are reviewed on a regular basis.
     Measurement of risks can involve the use of complex quantitative methods and mathematical principles to model and predict the changes in instruments and portfolio valuation. These methods are essential tools to understand the risk exposures. Trading market risk exposure arises only in the Abbey National Treasury Services plc group. Exposures are managed on a continuous basis, and are marked to market daily.
     The following table shows the Value at Risk-based consolidated exposures for the major risk classes as at 31 December 2009, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval. Historical simulation models are used with appropriate add-ons to reflect unobservable inputs.
     From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the value at risk analysis. The 95% confidence interval means that the theoretical loss at a risk factor level is likely to be exceeded in one period in twenty. This risk is addressed by monitoring stress-testing measures across the different business areas. For trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 95% level of confidence using a simulation of actual one day market movements over a one-year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.
     The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure at 31 December
	2009	2008	2007
Group trading instruments	£m	£m	£m

Interest rate risks	2.4	5.3	3.0
Equity risks	1.0	1.2	2.2
Spread risks	1.1	1.9	1.9
Property risks	6.0	6.8	3.4
Other risks(1)	0.4	0.9	0.3

Correlation offsets(2)	(2.3)	(2.5)	(2.3)

Total correlated one-day Value at Risk	8.6	13.6	8.5

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Group trading instruments	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate risks	3.9	3.6	1.7	6.2	5.6	3.7	1.6	2.5	0.9
Equity risks	1.4	2.0	2.4	2.7	3.5	3.7	0.8	1.0	1.6
Spread risks	2.5	1.3	0.9	3.4	2.8	2.0	1.1	0.5	0.4
Property risks	6.1	4.7	2.3	6.9	7.4	3.5	5.5	3.2	1.0
Other risks(1)	0.7	0.6	0.3	1.0	1.0	1.2	0.3	0.2	0.1

Correlation offsets(2)	(3.1)	(2.2)	(1.6)	—	—	—	—	—	—

Total correlated one-day Value at Risk	11.5	10.0	6.0	14.0	14.5	8.8	8.3	8.0	4.1

(1)	Other risks include foreign exchange risk.

(2)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.
Property risks have increased over the last two years. The largest factor in the Value at Risk increase is from an equity release business funded by the Group, as total equity advances increased over the three-year period. A secondary factor is the significant fall in interest rates in the same period. The present value of all the cash flows has increased significantly as a result of the lower discount rates, increasing sensitivity and hence Value at Risk.

Business and Financial Review
Risk Management continued
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
Risk Management in Private Banking
Credit risk in Private Banking
Cater Allen
Cater Allen provides a limited range of products to assist with the finance requirements of individuals and businesses. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of credit scoring and credit ratings. Cater Allen operates within policies and authority levels approved by the Chief Risk Officer. Cater Allen has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks.
     The following table presents Cater Allen’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2009	2008
	£m	£m

Loans and advances to customers	3.1	3.8
Other	0.2	0.2

Third party exposures	3.3	4.0

Abbey International
Abbey International’s office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euros. There is no credit risk associated in taking deposits.
Alliance & Leicester International
Alliance & Leicester International’s office is in the Isle of Man, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euros. There is no credit risk associated in taking deposits.
Bradford & Bingley International
Bradford & Bingley International Limited is based in the Isle of Man with a focus on attracting deposits from both retail and corporate customers via savings accounts predominantly denominated in sterling. There is no credit risk associated in taking deposits.
James Hay
James Hay provides administration services for self-invested pension plans and the WRAP portfolio management product to end customers mainly via independent financial advisers and branded financial service providers. With the exception of fees receivable, there is no credit risk associated with this type of service. On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group for a cash consideration of approximately £39m. The IFG Group provides independent financial advisory, fund management and pension administration services in Ireland and the UK.
Abbey Stockbrokers
Abbey Stockbrokers Limited, trading as Abbey Sharedealing, provides a direct share dealing service to customers. Customers buy and sell shares on their account with the help of the dealers at Abbey Stockdealing. No advice is provided and all trades are on an execution only basis, account customers are required to provide funds before settlement. As such there is no credit risk associated with this type of activity.

Business and Financial Review
Risk Management continued
Market risk in Private Banking
Market risk arises from exposures to changes in the levels of interest rates, foreign exchange rates and equity markets. Market risk arises through the provision of retail and other banking products and services, as well as structural exposures arising in the balance sheet of the entities in Private Banking.
Managing market risk
Market risks in Private Banking arising from exposure to changes in the levels of interest rates and foreign exchanges rates are substantially transferred from the original business to ALM. Risks not transferred are managed within a series of market risk mandates, which set triggers for reporting on the extent of market risk that may be retained. These limits are defined in terms of nominal amounts, sensitivity, earnings-at-risk or value-at-risk. The permitted retained market risk exposure is minimal. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Global Banking & Markets. It is the current intention for market risk from some structured products to be retained within Private Banking, after the implementation of further market risk controls and processes.
Risk Management in Group Infrastructure
Group Infrastructure consists of ALM, which is also responsible for Group Capital and Funding, as well as the Treasury asset portfolio. ALM is responsible for managing the Group’s structural balance sheet shape and, in conjunction with Risk Division, tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include Retail Banking’s product and structural exposure to interest rates and, in that role, is a link between the Retail Banking and Global Banking & Markets. ALM recommends and helps to implement Board, Asset and Liability Management Committee and Risk Committee policies for all aspects of balance sheet management — formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. Group Capital represents the return on the Group’s capital, reserves, preference shares and subordinated debt. Funding represents the provision of funding, both to other businesses within the Group and to fellow subsidiaries of Banco Santander, S.A..
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
Managing credit risk
Credit risk arises in Group Infrastructure with respect to the division’s holdings of externally rated asset-backed securities and residential mortgage-backed securities principally issued by Santander Group entities, bank floating rate notes, other assets held for liquidity purposes, and lending to fellow subsidiaries of the Santander Group.
     All credit risk meets the criteria approved by the Board in respect to risk appetite parameters and all exposure, including intra-group, is captured on the global risk management systems and falls within limits approved by Santander Risk Division. The exposure is managed by the Group’s Wholesale Risk Team.
Group Infrastructure net exposure by credit rating of the issuer or counterparty(1)

	2009	2008
	£m	£m

AAA	10,130	17,994
AA	7,540	10,662
A	10,531	12,429
BBB+	2,507	1,174
BBB	375	789
Below BBB	430	440
D	—	10

Total	31,513	43,498

(1)	External ratings are applied to all exposures where available.
Risks are managed in accordance with limits, asset quality plans and criteria set out in the relevant policy statement. Decisions are based on independent credit risk analysis, supplemented by the output of internal ratings tools and external rating agency analysis. An internal ratings model is used to grade financial institution exposures and to generate probability of default and expected loss. The Group uses external ratings supplemented by internal analysis to assess the risks associated with structured credit and securitisation investments. Individual exposures are reviewed at least annually. Asset quality monitoring is reported by regular executive and management reporting, and exception reporting against a range of asset quality triggers, which include expected loss analysis.
     The Treasury asset portfolio is monitored for potential impairment as soon as an event occurs to suggest a counterparty’s creditworthiness merits attention. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired.

Business and Financial Review
Risk Management continued
For structured investment vehicles (‘SIVs’), Collateralised Debt Obligations (‘CDOs’) and Collateralised Loan Obligations (‘CLOs’) impairment is deemed to have occurred when one or more of the following events have occurred:
•	the vehicle has realised losses arising from sale of assets that make it probable that the note-holders will not receive principal and base coupon in full;

•	the vehicle has been restructured and the terms of the restructuring make it probable that the note-holders will not receive principal and base coupon in full;

•	the Group expects to participate in a restructuring or refinancing of the vehicle which has been proposed by the vehicle’s manager or sponsor and the likely terms make it probable that the note-holders will not receive principal and base coupon in full;

•	the vehicle has entered into enforcement; or

•	the funding and market conditions are such that the vehicle is expected either to sell assets or restructure such that it is probable that the note-holders will not receive principal and base coupon in full.
CDOs containing sub-prime US mortgage assets and other structured credit assets are deemed impaired if estimated losses on the underlying assets exceed the level of credit support. Asset backed securities are assessed on an individual basis.
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
Managing market risk
The Asset and Liability Management Committee is responsible for managing the Group’s overall balance sheet position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using derivatives that are transacted through Global Banking & Markets. The Treasurer, Head of ALM is responsible for managing risks in accordance with the Asset and Liability Management Committee’s direction.
     Risks are managed within limits approved either by the Head of Wholesale Risk or Banco Santander, S.A.’s Board Risk Committee, and within the risk control framework defined by the Market Risk Manual. The key risk limits relate to yield curve risk. They are:
•	Net Interest Margin sensitivity: the sensitivity of annual net interest margin to an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.

•	Market Value of Equity sensitivity: the sensitivity of the net present value of interest rate sensitive positions to an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.
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
     The following table shows the results of these measures as at 31 December 2009 and 2008:

	2009	2008
	£m	£m

Net interest margin sensitivity (100 basis points adverse parallel shock)	(38)	(64)
Market value of equity sensitivity (100 basis points adverse parallel shock)	2	(153)

Market risk on the Group’s Santander-issued mortgage-backed securities portfolio is managed against credit spread triggers approved by the Head of Wholesale Risk and sensitivity analysis is disclosed in Note 49 to the Consolidated Financial Statements.

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
     All derivatives are classified as held at fair value through profit or loss. For accounting purposes under IFRS, the Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria set out in IAS 39 “Financial Instruments: Recognition and measurement”.
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
     The following table summarises the activities undertaken within Group Infrastructure, the related risks associated with such activities and the types of hedging derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 13 to the Consolidated Financial Statements.

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

Business and Financial Review
Risk Management continued
Impact of the Current Credit Environment
The Group aims to actively manage its exposure to financial institutions and non-bank financial institutions such as pension and investment funds, monoline insurers and general insurers. This exposure arises from investment in floating rate notes, short-term money market placements, derivative transactions and margin posting on securities borrowing transactions.
     At 31 December 2009, the Group is not exposed to sovereign debt of countries currently experiencing liquidity problems. The Group has exposure to banks in those countries limited to a £13m (2008: £13m) exposure through a Floating Rate Note issued by a bank in Dubai and a £36m exposure to a bank in Greece (2008: £187m). Since the balance sheet date, exposure to banks in Greece has reduced to £5m.
     Details of the Group’s investing and lending arrangements with respect to floating rate notes (‘FRNs’), asset-backed securities (‘ABS’) including mortgage-backed securities (‘MBS’), Collateralised Debt Obligations (‘CDOs’), Collateralised Loan Obligations (‘CLOs’), Structured Investment Vehicles (‘SIVs’), monoline insurers, off-balance sheet entities, other holdings for liquidity purposes, and lending activities are set out below.
Classification in the Consolidated Balance Sheet
The classification of these assets in the Group consolidated balance sheet is as follows:
2009

		Type of Financial Instrument analysed further						OECD Govt	Bank & building
		FRNs	ABS	CDO	CLO	Other	Sub-total	debts	society CDs	Total
Balance sheet line item	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trading assets — debt securities	12	11,128	—	—	—	13	11,141	2,856	1,935	15,932
Financial assets designated at fair value — debt securities	14	—	3,446	50	—	263	3,759	—	2,220	5,979
Available for sale — debt securities	18	—	—	—	—	—	—	749	—	749
Loans and receivables securities	19	6,749	2,245	80	639	185	9,898	—	—	9,898

		17,877	5,691	130	639	461	24,798	3,605	4,155	32,558

2008

		Type of Financial Instrument analysed further						OECD Govt	Bank and building
		FRNs	ABS	CDO	CLO	Other	Sub-total	debts	society CDs	Total
Balance sheet line item	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trading assets — debt securities	12	5,277	—	—	—	—	5,277	3,139	8,385	16,801
Financial assets designated at fair value — debt securities	14	—	4,690	—	—	—	4,690	—	—	4,690
Available for sale — debt securities	18	—	—	—	—	—	—	2,618	—	2,618
Loans and receivables securities	19	9,936	3,507	164	321	179	14,107	—	—	14,107

		15,213	8,197	164	321	179	24,074	5,757	8,385	38,216

Additional analysis is presented below of the above financial instruments, except for the category “OECD Govt debts” and “Bank & building society CDs”. Further detail on those assets is set out in Note 12 to the Consolidated Financial Statements.
Summary
2009

				2009 movement(1)
	Nominal	Book value	Fair value	Income statement	Reserves	Provisions(1)

	£m	£m	£m	£m	£m	£m

Floating rate notes	17,932	17,877	17,787	137	(89)	(4)
Asset backed securities	5,893	5,691	5,424	103	(118)	(15)
Collateralised debt obligations	215	130	130	(11)	(4)	(3)
Collateralised loan obligations	703	639	606	(1)	(20)	—
Other investments	466	461	462	16	—	(4)

	25,209	24,798	24,409	244	(231)	(26)

2008

				2008 movement(1)
	Nominal	Book value	Fair value	Income statement	Reserves	Provisions(1)

	£m	£m	£m	£m	£m	£m

Floating rate notes	15,234	15,213	14,731	(25)	—	—
Asset backed securities	8,373	8,197	7,167	(328)	—	—
Collateralised debt obligations	366	164	130	—	—	—
Collateralised loan obligations	352	321	247	—	—	—
Other investments	197	179	187	(2)	—	—

	24,522	24,074	22,462	(355)	—	—

(1)	Amounts in respect of assets held at the balance sheet date i.e. not including amounts relating to assets sold during the year.

Business and Financial Review
Risk Management continued
Fair value of debt securities by credit rating of the issuer or counterparty(1)
2009

	FRNs	Other	Total
	£m	£m	£m

AAA	10,486	4,474	14,960
AA+	83	—	83
AA	2,271	749	3,020
A	3,803	778	4,581
BBB	550	168	718
Below BBB	594	191	785
Unrated	—	262	262

Total	17,787	6,622	24,409

(1)	External ratings are applied to all exposures, where available.
2008

	FRNs	Other	Total
	£m	£m	£m

AAA	—	6,993	6,993
AA+	—	266	266
AA	6,475	289	6,764
A	7,307	94	7,401
BBB	661	30	691
Below BBB	288	59	347

Total	14,731	7,731	22,462

(1)	External ratings are applied to all exposures, where available.
Floating Rate Notes
(a) Fair value movements by geographical location of issuer or counterparty
2009

						2009 movement
					Fair value as % of	Income
	Nominal value		Book value	Fair value	nominal	statement	Reserves	Provisions

Country	£m	%	£m	£m	%	£m	£m	£m

UK	9,578	53	9,611	9,596	100	95	(11)	(4)
Italy	653	4	650	650	100	1	(4)	—
Spain	1,546	9	1,527	1,510	98	4	(20)	—
Rest of Europe	3,943	22	3,910	3,897	99	30	(29)	—
US	699	4	651	633	91	(4)	(20)	—
Rest of the world	1,513	8	1,528	1,501	99	11	(5)	—

Total	17,932	100	17,877	17,787	99	137	(89)	(4)

2008

						2008 Movement
					Fair value as %	Income
	Nominal value		Book value	Fair value	of nominal	statement	Reserves	Provisions

Country	£m	%	£m	£m	%	£m	£m	£m

UK	3,093	20	3,107	3,069	99	(4)	—	—
Italy	1,316	9	1,314	1,288	98	(1)	—	—
Spain	2,860	19	2,831	2,744	96	(2)	—	—
Rest of Europe	5,115	34	5,160	5,016	98	(15)	—	—
US	1,102	7	1,057	934	85	—	—	—
Rest of the world	1,748	11	1,744	1,680	96	(3)	—	—

Total	15,234	100	15,213	14,731	97	(25)	—	—

(b) Fair value movements by credit rating of issuer or counterparty
2009

						2009 movement
					Fair value as %	Income
	Nominal value		Book value	Fair value	of nominal	statement	Reserves	Provisions

Credit rating	£m	%	£m	£m	%	£m	£m	£m

AAA	10,422	58	10,486	10,486	101	136	—	—
AA+	83	—	83	83	100	—
AA	2,297	13	2,270	2,271	99	3	(19)	—
A	3,925	22	3,865	3,802	97	(1)	(51)	—
BBB	589	3	570	551	94	—	(16)	—
Below BBB	616	4	603	594	96	(1)	(3)	(4)

Total	17,932	100	17,877	17,787	99	137	(89)	(4)

Business and Financial Review
Risk Management continued
2008

						2008 Movement
					Fair value as %	Income
	Nominal value		Book value	Fair value	of nominal	statement	Reserves	Provisions

Credit rating	£m	%	£m	£m	%	£m	£m	£m

AA and above	6,433	42	6,574	6,475	101	(17)	—	—
A	7,722	51	7,635	7,307	95	(8)	—	—
BBB	735	5	712	661	90	—	—	—
Below BBB	344	2	292	288	84	—	—	—

Total	15,234	100	15,213	14,731	97	(25)	—	—

The FRNs held are principally issued by banks and other financial institutions. On average, the FRNs have 18 months to maturity (2008: 23 months).
Structured Investment Vehicles
The Group has insignificant holdings in SIVs, with a nominal value of £14m (2008: £17m) against which provisions of £11m (2008: £12m) are held, giving a book value of £3m (2008: £5m). The SIVs are classified as floating rate notes in the balance sheet and included in the tables above.
Asset-Backed Securities
The Group has a portfolio of structured assets, which is diversified by issuer, underlying asset type and geography. Further details on structured asset exposures are set out in the tables below.
(a) Fair value movements by geographical location of issuer or counterparty
2009

						2009 movement
					Fair value as %	Income
	Nominal value		Book value	Fair value	of nominal	Statement	Reserves	Provisions

Country	£m	%	£m	£m	%	£m	£m	£m

UK
ABS	142	2	141	140	99	—	—	—
MBS	912	16	878	791	87	2	(28)	—

	1,054	18	1,019	931	88	2	(28)	—

US
ABS	553	9	506	483	87	(8)	(37)	—
MBS	292	5	218	125	43	(8)	(29)	(9)

	845	14	724	608	72	(16)	(66)	(9)

Rest of Europe
ABS	300	5	288	283	94	14	(2)	(6)
MBS	3,542	60	3,511	3,463	98	104	(20)	—

	3,842	65	3,799	3,746	98	118	(22)	(6)

Rest of the world
MBS	152	3	149	139	91	(1)	(2)	—

Total	5,893	100	5,691	5,424	92	103	(118)	(15)

2008

						2008 movement
					Fair value as	Income
	Nominal value		Book value	Fair value	% of nominal	Statement	Reserves	Provisions

Country	£m	%	£m	£m	%	£m	£m	£m

UK
ABS	31	—	31	28	90	—	—	—
MBS	1,156	14	1,531	950	82	—	—	—

	1,187	14	1,562	978	82	—	—	—

US
ABS	962	11	881	732	76	—	—	—
MBS	393	5	277	191	49	—	—	—

	1,355	16	1,158	923	68	—	—	—

Rest of Europe
ABS	461	6	432	426	92	(23)	—	—
MBS	5,084	61	4,764	4,568	90	(305)	—	—

	5,545	67	5,196	4,994	90	(328)	—	—

Rest of the world
ABS	36	—	36	34	94	—	—	—
MBS	250	3	245	238	95	—	—	—

	286	3	281	272	95	—	—	—

Total	8,373	100	8,197	7,167	86	(328)	—	—

Business and Financial Review
Risk Management continued
(b) Vintage of asset-backed securities by geographical location of issuer or counterparty
2009

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008	2009

Country	£m	£m	£m	%	%	%	%	%	%

UK
ABS	142	3	—	27	4	54	15	—	—
MBS	912	68	—	35	10	26	29	—	—

	1,054	71	—	34	9	30	27	—	—

US
ABS	553	31	—	27	66	6	1	—	—
MBS	292	35	11	23	37	26	14	—	—

	845	66	11	26	56	13	5	—	—

Rest of Europe
ABS	300	5	—	25	3	42	30	—	—
MBS	3,542	46	—	80	1	9	10	—	—

	3,842	51	—	76	1	11	12	—	—

Rest of the world
MBS	152	6	—	34	3	3	60	—	—

Total	5,893	194	11	60	11	15	14	—	—

(c) Fair value movements by credit rating of issuer or counterparty
2009

						2009 movement
					Fair Value as %	Income
	Nominal value		Book value	Fair value	of nominal	statement	Reserves	Provisions

Credit rating	£m	%	£m	£m	%	£m	£m	£m

AAA
ABS	803	14	761	734	91	8	(32)	—
MBS	3,730	63	3,667	3,553	95	100	(42)	—

	4,533	77	4,428	4,287	95	108	(74)	—

AA
ABS	10	—	8	7	70	—	(1)	—
MBS	364	6	348	313	86	2	(10)	—

	374	6	356	320	86	2	(11)	—

A
ABS	56	1	51	50	89	(1)	(3)	—
MBS	582	10	574	564	97	1	(6)	—

	638	11	625	614	96	—	(9)	—

BBB
ABS	67	1	66	65	98	—	(1)	—
MBS	51	1	42	34	67	(1)	(6)	—

	118	2	108	99	84	(1)	(7)	—

Below BBB
ABS	59	1	49	49	83	(1)	(2)	(6)
MBS	171	3	125	55	32	(5)	(15)	(9)

	230	4	174	104	45	(6)	(17)	(15)

Total	5,893	100	5,691	5,424	92	103	(118)	(15)

2008

						2008 movement
					Fair value as %	Income
	Nominal value		Book value	Fair value	of nominal	statement	Reserves	Provisions

Credit rating	£m	%	£m	£m	%	£m	£m	£m

AAA
ABS	1,404	17	1,316	1,163	83	(23)	—	—
MBS	6,336	75	6,084	5,544	88	(266)	—	—

	7,740	92	7,400	6,707	87	(289)	—	—

AA+
ABS	11	—	10	10	91	(1)	—	—
MBS	300	4	256	256	85	(38)	—	—

	311	4	266	266	86	(39)	—	—

AA
ABS	18	—	15	12	67	—	—	—
MBS	91	1	107	50	55	—	—	—

	109	1	122	62	57	—	—	—

A
ABS	83	1	67	59	71	—	—	—
MBS	38	—	283	18	47	—	—	—

	121	1	350	77	64	—	—	—

BBB
ABS	17	—	12	12	71	—	—	—
MBS	33	1	22	12	36	—	—	—

	50	1	34	24	48	—	—	—

Below BBB
MBS	42	1	25	31	74	—	—	—

	42	1	25	31	74	—	—	—

Total	8,373	100	8,197	7,167	86	(328)	—	—

Business and Financial Review
Risk Management continued
The fair value movements above exclude the effects of changes in foreign exchange rates.
(d) Vintage of asset-backed securities by credit rating of issuer or counterparty
2009

		Original credit	Original sub-prime	Original vintage
	Nominal	enhancements	exposure	Pre-2005	2005	2006	2007	2008	2009
Credit rating	£m	£m	£m	%	%	%	%	%	%

AAA
ABS	803	37	—	27	45	18	10	—	—
MBS	3,730	115	—	71	4	9	16	—	—

	4,533	152	—	63	11	11	15	—	—

AA
ABS	10	1	—	29	41	30	—	—	—
MBS	364	15	6	5	6	65	24	—	—

	374	16	6	6	7	63	24	—	—

A
ABS	56	1	—	—	—	100	—	—	—
MBS	582	3	—	95	3	—	2	—	—

	638	4	—	86	3	9	2	—	—

BBB
ABS	67	—	—	55	—	11	34	—	—
MBS	51	4	—	49	40	11	—	—	—

	118	4	—	53	17	11	19	—	—

Below BBB
ABS	59	—	—	—	27	47	26	—	—
MBS	171	18	6	22	23	35	20	—	—

	230	18	6	16	24	38	22	—	—

Total	5,893	194	12	60	11	15	14	—	—

Included in the tables above are holdings of ALT-A US asset-backed securities of £107m.
The following table shows the vintages of the collateral assets supporting the Group’s holdings of asset-backed securities and mortgage-backed securities at 31 December 2009.

		Original vintage
Asset Type	Nominal	Pre-2005	2005	2006	2007	2008	2009
	£m	%	%	%	%	%	%

Prime lending	5,663	61	10	15	14	—	—
ALT-A	224	34	40	17	9	—	—
Sub-prime	6	—	—	—	100	—	—

Total	5,893	60	11	15	14	—	—

Monoline Insurers
The Group has a £219m (2008: £255m) exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures. The exposures to monoline insurers are classified as asset-backed securities in the balance sheet and are included in the tables above.
Collateralised Debt Obligations
(a) Fair value movements by geographical location of issuer or counterparty
2009

					Fair value	2009 movement			Original	Original
					as % of	Income			exposure	Credit
	Nominal value		Book value	Fair value	nominal	statement	Reserves	Provision	to sub-prime	enhancement
Country	£m	%	£m	£m	%	£m	£m	£m	%	%

UK	—	—	—	—	—	—	—	—	—	—
Rest of Europe	2	1	2	2	100	(1)	—	—	—	—
US	212	99	127	127	60	(10)	(4)	(3)	11	30
Rest of the world	1	—	1	1	100	—	—	—	—	—

Total	215	100	130	130	60	(11)	(4)	(3)	11	30

2008

					Fair value	2008 movement				Original
					as % of	Income			Original exposure	Credit
	Nominal value		Book value	Fair value	nominal	statement	Reserves	Provision	to sub-prime	enhancement
Country	£m	%	£m	£m	%	£m	£m	£m	%	%

UK	24	7	17	13	54	—	—	—	—	27
Rest of Europe	3	1	3	4	133	—	—	—	—	—
US	339	92	144	113	33	—	—	—	21	28
Rest of the world	—	—	—	—	—	—	—	—	—	—

Total	366	100	164	130	36	—	—	—	19	27

Business and Financial Review
Risk Management continued
(b) Vintage of collateralised debt obligations by geographical location of issuer or counterparty
2009

		Original credit	Original sub-prime	Original vintage
	Nominal	enhancements	exposure	Pre-2005	2005	2006	2007	2008	2009
Country	£m	£m	£m	%	%	%	%	%	%

ABS CDO
UK	—	—	—	—	—	—	—	—	—
Rest of Europe	2	—	—	50	50	—	—	—	—
US	48	15	14	33	65	2	—	—	—

	50	15	14	34	64	2

Synthetic CDO
US	95	11	—	100	—	—	—	—	—

	95	11	—	100	—	—	—	—	—

Other CDO
US	70	8	1	38	5	24	33	—	—

	70	8	1	38	5	24	33	—	—

Total	215	34	15	64	17	8	11	—	—

(c) Fair value movements by credit rating of issuer or counterparty
2009

					Fair value	2009 movement			Original	Original
					as % of	Income			exposure	credit
	Nominal value		Book value	Fair Value	nominal	statement	Reserves	Provisions	to sub-prime	enhancement
Credit rating	£m	%	£m	£m	%	£m	£m	£m	%	%

AAA	16	7	8	8	50	(1)	—	—	—	26
AA	64	30	48	48	75	(1)	(4)	—	1	13
A	17	8	7	7	41	(1)	—	—	10	—
BBB	23	11	15	15	65	(1)	—	—	1	1
Below BBB	95	44	52	52	55	(7)	—	(3)	6	2

Total	215	100	130	130	60	(11)	(4)	(3)	4	7

2008

					Fair value	2008 movement			Original	Original
					as % of	Income			exposure	credit
	Nominal value		Book value	Fair Value	nominal	statement	Reserves	Provisions	to sub-prime	enhancement
Credit rating	£m	%	£m	£m	%	£m	£m	£m	%	%

AAA	147	40	91	75	51	—	—	—	1	34
AA	38	10	18	17	45	—	—	—	10	35
A	11	3	4	4	36	—	—	—	13	23
BBB	18	5	7	6	33	—	—	—	14	8
Below BBB	152	42	44	28	18	—	—	—	41	21

Total	366	100	164	130	36	—	—	—	19	27

(d) Vintage of collateralised debt obligations by credit rating of issuer or counterparty
2009

		Original credit	Original sub-prime	Original vintage
	Nominal	enhancements	exposure	Pre-2005	2005	2006	2007	2008	2009
Credit rating	£m	£m	£m	%	%	%	%	%	%

ABS CDO
AAA	12	6	—	—	100	—	—	—	—
AA	12	3	2	100	—	—	—	—	—
A	1	—	—	100	—	—	—	—	—
BBB	5	1	2	100	—	—	—	—	—
Below BBB	20	5	10	—	95	5	—	—	—

	50	15	14	35	63	2	—	—	—

Synthetic CDO
AAA	—	—	—	—	—	—	—	—	—
AA	—	—	—	—	—	—	—	—	—
A	15	1	—	100	—	—	—	—	—
BBB	16	3	—	100	—	—	—	—	—
Below BBB	64	7	—	100	—	—	—	—	—

	95	11	—	100	—	—	—	—	—

Other CDO
AAA	3	1	—	67	—	33	—	—	—
AA	51	7	1	39	—	11	50	—	—
A	1	—	—	—	100	—	—	—	—
BBB	2	—	—	50	50	—	—	—	—
Below BBB	13	—	—	31	—	69	—	—	—

	70	8	1	39	3	22	36	—	—

Total	215	34	15	64	17	8	11	—	—

Business and Financial Review
Risk Management continued
In addition, in the ordinary course of business, the Group entered into long-term interest rate hedging contracts with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2009 was £100m (2008: £186m).
Collateralised Loan Obligations
(a) Fair value movements by geographical location of issuer or counterparty
2009

					Fair value	2009 movement
					as % of	Income
	Nominal value		Book value	Fair value	nominal	statement	Reserves	Provisions
Country	£m	%	£m	£m	%	£m	£m	£m

UK	93	13	87	82	88	(1)	(4)	—
Rest of Europe	42	6	36	28	67	—	(5)	—
US	568	81	516	496	87	—	(11)	—

Total	703	100	639	606	86	(1)	(20)	—

2008

					Fair value	2008 movement
					as % of	Income
	Nominal value		Book value	Fair value	nominal	statement	Reserves	Provisions
Country	£m	%	£m	£m	%	£m	£m	£m

UK	115	33	108	94	82	—	—	—
Rest of Europe	47	13	41	30	64	—	—	—
US	190	54	172	123	65	—	—	—

Total	352	100	321	247	70	—	—	—

(b) Vintage of collateralised loan obligations by geographical location of issuer or counterparty
2009

		Original credit	Original sub-prime	Original vintage
	Nominal	enhancements	exposure	Pre-2005	2005	2006	2007	2008	2009
Country	£m	£m	£m	%	%	%	%	%	%

UK	93	13	—	14	59	14	13	—	—
Rest of Europe	42	8	—	22	5	42	31	—	—
US	568	122	—	82	4	10	4	—	—

Total	703	143	—	70	11	12	7	—	—

(c) Fair value movements by credit rating of issuer or counterparty
2009

					Fair Value	2009 movement
					as % of	Income
	Nominal value		Book value	Fair value	nominal	statement	Reserves	Provisions
Credit rating	£m	%	£m	£m	%	£m	£m	£m

AAA	202	29	185	176	87	(1)	(6)	—
AA	254	36	225	218	86	—	(1)	—
A	181	26	161	157	87	—	(4)	—
BBB	56	8	49	39	70	—	(7)	—
Below BBB	10	1	19	16	160	—	(2)	—

Total	703	100	639	606	86	(1)	(20)	—

2008

					Fair Value	2008 movement
					as % of	Income
	Nominal value		Book value	Fair value	nominal	Statement	Reserves	Provisions
Credit rating	£m	%	£m	£m	%	£m	£m	£m

AAA	276	78	257	211	76	—	—	—
AA	42	12	36	23	55	—	—	—
A	30	9	26	13	43	—	—	—
BBB	4	1	2	—	—	—	—	—
Below BBB	—	—	—	—	—	—	—	—

Total	352	100	321	247	70	—	—	—

Business and Financial Review
Risk Management continued
(d) Vintage of collateralised loan obligations by credit rating of issuer or counterparty
2009

		Original credit	Original sub-prime	Original vintage
	Nominal	enhancements	exposure	Pre-2005	2005	2006	2007	2008	2009
Credit rating	£m	£m	£m	%	%	%	%	%	%

AAA	202	40	—	43	28	24	5	—	—
AA	254	50	—	92	6	2	—	—	—
A	181	38	—	84	—	8	8	—	—
BBB	56	12	—	24	—	34	42	—	—
Below BBB	10	1	—	70	30	—	—	—	—

Total	703	141	—	70	11	12	7	—	—

Other investments

	Book value	Fair value	Book value	Fair value
	2009	2009	2008	2008
	£m	£m	£m	£m

Principal Protected Notes	24	26	34	31
Other	437	436	145	156

	461	462	179	187

The Principal Protected Notes are backed by highly rated bank counterparties and are due to mature by the end of 2016. Other investments of £437m (2008: £145m) consisted primarily of Corporate lending transactions that were completed by Corporate Banking.
Exposure to Off-Balance Sheet Entities sponsored by the Group
Secured Loan to Conduit
The Group’s Conduit facility is funded by the Group via secured loans. Prior to 2009, the Conduit was not consolidated into the Group accounts on the basis that the Special Purpose Entities (‘SPEs’) within the Conduit were not controlled by the Group. However, in the second half of 2009, the Group took an active role in the management of the Conduit’s assets. Although there has been no change in the terms and conditions of the Group’s loans to the Conduit, management has concluded that the Group is now required to consolidate the assets of the Conduit vehicles, rather than recognising the loans to the Conduit vehicles and treating the assets of the Conduit vehicles as off-balance sheet.
     Consolidation of the assets of the Conduit vehicles has not had a significant impact on the Group’s income statement and balance sheet. The assets of the Conduit vehicles consist of ABS (including Alt-A US residential mortgage-backed securities), CLOs and CDOs, and are consolidated in the respective tables above as at 31 December 2009.

Business and Financial Review
Risk Management continued
The underlying assets within the Conduit vehicles at 31 December 2008 analysed by asset type and credit rating were as follows:
31 December 2008

			Cumulative	Original credit	Original sub-prime	Original vintage
Asset Type	Credit rating	Nominal	Impairment	enhancement	exposure	Pre-2005	2005	2006	2007
		£m	£m	%	%	%	%	%	%

ABS
US RMBS	AAA	46	—	32	—	39	61	—	—
(ALT-A)	AA	5	—	18	—	100	—	—	—
	Below BBB	—	—	—	—	—	—	—	—

Total ABS		51	—	30	—	45	55	—	—

CLO
	AAA	442	—	24	—	99	—	—	1
	AA	33	—	29	—	82	18	—	—
	A	30	—	26	—	100	—	—	—

Total CLO		505	—	24	—	98	1	—	1

CDO
ABS CDO	AAA	19	—	24	36	100	—	—	—
	AA	26	—	28	44	100	—	—	—
	BBB	28	4	26	45	100	—	—	—
	Below BBB	45	17	30	65	100	—	—	—

		118	21	28	51	100	—	—	—

Synthetic CDO
	AAA	27	—	19	—	—	100	—	—
	A	76	6	10	—	32	68	—	—
	BBB	17	14	10	—	—	100	—	—
	Below BBB	34	31	5	—	—	100	—	—

		154	51	10	—	16	84	—	—

Other
	AAA	73	—	45	—	45	—	55	—
	AA	17	—	61	—	—	41	59	—
	A	11	—	49	—	—	100	—	—

		101	—	48	—	32	18	50	—

Total CDO		373	72	26	16	47	40	13	—

Total Conduit assets		929	72			74	19	6	1

The only other SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. The total value of products issued by the SPEs is £5,798m (2008: £3,213m), and the total value of repurchases held by the Group is £234m (2008: £254m).
Credit Derivatives
As noted above, previously, Global Banking & Markets operated a credit derivatives business. The business traded in single-name credit derivatives, credit derivative indices and a limited number of portfolio credit derivative transactions. The credit derivatives trading function operated within the same framework as other trading functions. Risk limits were established and monitored. There is a limited number of remaining credit derivative transactions with a nominal value of £772m (2008: £1.1bn) where the Group faces external counterparties and the risk has been hedged with Banco Santander, S.A. in Spain.
Lending Activities
The Group is principally a retail prime lender and has no appetite or product offering for sub-prime business. The Group’s credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality. The Group’s principal lending activities arise in the Retail Banking division. For further information, see Risk Management in Retail Banking.
Liquidity
In addition to funding customer loans and advances, the Group also holds available liquid assets, in the form of cash and short-term deposits, to manage the day-to-day requirements of the business. The Group holds a higher level of liquid assets than in 2008, in recognition of the current market conditions.

Report of the Directors
Directors
Board of Directors
As at 31 December 2009
Chairman
Lord Burns
Lord Burns (age 66) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Alliance & Leicester plc, Channel 4 Television Corporation, and Glas Cymru Cyfyngedig (Welsh Water) and a Non-Executive Director of Pearson plc and Banco Santander, S.A.. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, President of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society. He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. He was a Non-Executive Director of British Land plc (2000-2005) and Legal & General Group plc (1991-2001). He was also Chairman of the National Lottery Commission (2000-2001) and Marks and Spencer Group plc (2006-2008).
Executive Directors
António Horta-Osório
Chief Executive
António Horta-Osório (age 46) was appointed Chief Executive on 21 August 2006. He was a Non-Executive Director from 1 December 2004 until his appointment as Chief Executive. He joined from Banco Santander Totta in Portugal where he was Chief Executive Officer since 1999. He is also Chief Executive of Alliance & Leicester plc, Executive Vice President of Banco Santander, S.A. and a member of its management committee as well as Non-Executive Chairman of Banco Santander Totta and a Non-Executive Director to the Court of The Bank of England. He was previously Chief Executive Officer of Banco Santander Brasil (1996-1999). António started his career at Citibank Portugal, where he was head of Capital Markets and at the same time was an assistant professor at the Universidade Católica Portuguesa. He then worked for Goldman Sachs in New York and London, focusing on corporate finance activities in Portugal and, in 1993, joined the Santander group as Chief Executive Officer of Banco Santander de Negócios Portugal. He is a graduate in Management and Business Administration at Universidade Católica Portuguesa, has an MBA from INSEAD, where he was awarded the Henry Ford II Prize, and an AMP from Harvard Business School.
Antonio Lorenzo
Chief Financial Officer
Antonio Lorenzo (age 43) was appointed as an Executive Director and Chief Finance Officer on 1 June 2009, following his appointment as Financial Controller and Head of Private Banking in November 2004. He is also an Executive Director of Alliance & Leicester plc and his additional responsibilities include heading up the Intermediary division. Antonio first joined the Banco Santander, S.A. group as a Financial Controller of the Global Wholesale division (Spain) in 1998. In 2003, Antonio moved to Chile to head Latam and Global Wholesale Banking MI division. Before he joined the Santander group, Antonio worked at Arthur Andersen (Spain). He was part of the Financial Services Audit Team and was an advisor in the Treasury and Capital Markets area. At that time he taught Auditing at the European University of Madrid. He is a member of the official Registry of Auditors of Spain and holds two Bachelors degrees, in Economics (Universidad Complutense de Madrid) and Law (UNED).
Juan Colombás
Chief Risk Officer
Juan Colombás (age 47) was appointed as an Executive Director on 31 July 2009 and is responsible for the Risk division. He is also an Executive Director of Alliance & Leicester plc. Juan joined in 2006 as Chief Risk Officer and has over 23 years of experience in a range of Risk, Control and Business Management roles across the Corporate Banking, Investment Banking, Retail Distribution and Risk Divisions of the Santander Group. Juan joined the Commercial Banking Division and Internal Audit Division of Banco Hispano Americano as a trainee in 1986. He graduated top of his class in BSc Industrial Chemical Engineering and has a Financial Management Degree and an MBA.
Alison Brittain
Executive Director, Retail Distribution
Alison Brittain (age 45) was appointed Executive Director, Retail Distribution on 2 January 2008. She is responsible for Branch Distribution, Telephone Distribution, e-commerce, Business Banking and Commercial Mortgages. She was previously Managing Director of the Barclays and Woolwich Retail Network and the Small Business Banking division of Barclays Bank plc. She is also an Executive Director of Alliance & Leicester plc.

Report of the Directors
Directors continued
Non-Executive Directors
Juan Rodríguez Inciarte
Deputy Chairman
Juan Inciarte (age 57) was appointed Non-Executive Director on 1 December 2004. He joined Banco Santander, S.A. in 1985. After holding various positions, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently a Board Member and Head of Strategy of Banco Santander, S.A., a Director of Santander Consumer Finance, S.A., Non-Executive Director of Alliance & Leicester plc, Director of ABN AMRO Holding N.V. and Director of RFS Holdings B.V.. In addition, he is a director of Banco Banif S.A. and of Vista Capital de Expansion S.A.. For several years he served on the Board of Directors of First Union Corporation (now Wachovia Bank) in the US, the Board of Directors and Executive Committee of San Paolo — IMI in Italy and the Boards of the Royal Bank of Scotland plc and National Westminster Bank plc (from 1998 — 2004). He also held the positions of Executive Director of NIBC Bank N.V. in the Netherlands (from 2005 — 2007), Director and Member of the Executive Committee of Sovereign Bancorp in the US (from 2006 — 2008) and Director of Compañía Española de Petróleos (from 1999 — 2009). He is also Chairman of the US-Spain Council and a Fellow of The Chartered Institute of Bankers in Scotland.
Jane Barker
Jane Barker (age 60) was appointed Non-Executive Director on 21 October 2008. She is Chief Executive Officer of Equitas Limited, the company set up to re-insure and run-off the 1992 and prior years’ non-life liabilities of Lloyd’s of London syndicates and a Non-Executive Director of Alliance & Leicester plc. She is Deputy Chairman of the Royal College of Music and was previously a member of the council and chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.
Roy Brown
Roy Brown (age 63) was appointed Non-Executive Director on 21 October 2008. He is a Chartered Engineer and is Chairman of GKN plc and a Non-Executive Director of Alliance & Leicester plc. Formerly, he was a Senior Independent Director of HMV Group plc, Executive Director of Unilever plc and NV, a Non-Executive Director of Brambles Industries plc, the British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd’s of London.
José María Carballo
José María Carballo (age 66) was appointed Non-Executive Director on 1 December 2004. He is a Non-Executive Director of Alliance & Leicester plc, Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Vista Capital Expansion S.A. S.G.E.C.R., Director of Teleférico Pico del Teide S.A. and Director of Santander Banif Inmobiliario F.I.I.. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (UK). He was Executive Vice President of Banco Santander, S.A. from 1989-2001 and Chief Executive Officer of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.
José María Fuster
José María Fuster (age 51) was appointed Non-Executive Director on 1 December 2004. He is Executive Vice President of Operations and Technology, and Chief Information Officer of Banco Santander, S.A., Non-Executive Director of Banesto and Non-Executive Director of Alliance & Leicester plc. He joined Banesto in 1998 and was appointed as Chief Information Officer of Banco Santander, S.A. in 2003. He started his professional career with International Business Machines, S.A. and Arthur Andersen as a consultant. He has also worked for Citibank España, S.A. and National Westminster Bank plc.
Rosemary Thorne
Rosemary Thorne (age 58) was appointed Non-Executive Director on 1 July 2006. She is also a Non-Executive Director on the Board of Smurfit Kappa Group plc and a Non-Executive Director of Alliance & Leicester plc. She was Group Finance Director of Ladbrokes plc until April 2007, Non-Executive Director of Cadbury Schweppes plc until September 2007 and Senior Independent Director on the Board of Virgin Radio Holdings Limited until June 2008. Previously, she was Group Financial Controller of Grand Metropolitan Public Limited Company (prior to its merger with Guinness plc to become Diageo plc) and spent almost eight years as the Group Finance Director of J Sainsbury plc. She joined the Board of Bradford & Bingley plc in 1999 as Group Finance Director, initially working on its demutualisation and flotation, resulting in a place in the FTSE 100 in December 2000. She remained in this role for a further five years. She was a member of the Financial Reporting Council and Financial Reporting Review Panel for nine years and a member of The Hundred Group of Finance Directors Main Committee for 15 years.
Keith Woodley
Keith Woodley (age 70) was appointed Non-Executive Director on 5 August 1996. He was made Senior Independent Non-Executive Director in April 1999 and was Deputy Chairman from 6 April 1999 until November 2004. He is a Non-Executive Director of Alliance & Leicester plc, former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is a Council Member and Pro-Chancellor of the University of Bath.

Report of the Directors
Directors’ Report
Corporate Structure
Santander UK plc (formerly Abbey National plc) (the ‘Company’) is a wholly-owned subsidiary of Banco Santander, S.A.. The ordinary shares of the Company are not traded on the London Stock Exchange. Banco Santander, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 20 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company, the nature of each subsidiary’s business and details of branches.
Corporate Governance
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
Principal Activities and Business Review
The principal activity of Santander UK plc, company number 2294747, and its subsidiaries (together ‘Santander UK’ or the ‘Group’) continues to be the provision of an extensive range of personal financial services. In addition, Santander UK provides a wide range of banking and financial services to business and public sector customers. The Company is authorised and regulated by the UK Financial Services Authority.
     The Company is required to set out in this report a fair review of the development and performance of the business of the Group during the year ended 31 December 2009 and of the position of the Group at the end of the year. The information that fulfils this requirement can be found in the Chief Executive’s Review on pages 2 to 4. The Chief Executive’s Review also contains a description of the likely future developments for the Group. When reading the Chief Executive’s Review, reference should be made to the Forward-looking Statements section on page 5.
Further information on the development and performance of the business of the Group, both at a consolidated level and analysed by division can be found in the following sections:
•	An analysis of the Group’s development and performance during the year is contained in the Business Review — Summary on pages 10 to 16.

•	A further detailed analysis of the Personal Financial Services businesses is contained in the Business Review — Personal Financial Services on pages 19 to 26.
Further information on the position of the Group at the end of the year can be found in the following sections:
•	An analysis of the Personal Financial Services business volumes is contained in the Business Review — Personal Financial Services on pages 21 to 23.

•	The Balance Sheet Business Review can be found on pages 29 to 48, including a review of capital management and resources on page 41, details of capital expenditure on page 36, off-balance sheet arrangements on page 40, liquidity on pages 43 to 46, and contractual obligations on page 40.

•	The Group’s key performance indicators are described in the Business Review — Summary on page 17.
The Company is also required to describe the principal risks and uncertainties facing the Group. Financial risks are described in the Risk Management Report for each segment of the business by type of risk on pages 49 to 85, and material risk factors are described in the Risk Factors section on pages 192 to 197.
Results and Dividends
The results of the Group are discussed in the Principal Activities and Business Review above. The Directors do not recommend the payment of a final dividend (2008: £nil). An interim dividend of £500m was declared on 22 December 2009 on the Company’s ordinary shares in issue and this will be paid during 2010. An Interim dividend of £225m was declared in 2008 and paid in 2009.
Events after the balance sheet date
On 25 February 2010 it was announced that Alliance & Leicester plc intends to transfer its business into the Company later this year under a scheme allowed by Part VII of the Financial Services and Markets Act 2000. This transfer is subject to UK Financial Services Authority support and Court approval. The transfer will provide benefits for Alliance & Leicester plc customers and for the Company. For Alliance & Leicester plc customers this includes access to Santander UK’s full product range plus use of over 1,300 branches, four times as many branches currently available for Alliance & Leicester plc customers. By rationalising systems and improving the sales and risk management processes through having a single view of customers’ dealings, the Company will also benefit from the significant synergies that were announced to the market at the time of the acquisition of Alliance & Leicester plc by Banco Santander, S.A. in 2008.
     On 26 February 2010 it was announced that as the Alliance & Leicester plc preference shares will not transfer to the Company under the proposed Part VII Transfer, Alliance & Leicester plc and Santander UK plc have agreed that the holders of the Alliance & Leicester plc preference shares should be given the opportunity to exchange their Alliance & Leicester plc preference shares for new preference shares to be issued by the Company. It is intended that the exchange will be carried out by a scheme of arrangement under Part 26 of the Companies Act 2006, which, if approved by the Court as well as holders of the Alliance & Leicester plc preference shares and the Company (as holder of the ordinary shares of Alliance & Leicester plc), the Alliance & Leicester plc preference shares would be substituted with a new issue of preference shares by Santander UK plc on substantially similar terms.

Report of the Directors
Directors’ Report continued
In March 2010 the Group issued through the Fosse Master Trust the first publicly-placed mortgage-backed securitisation transaction from a UK bank since 2007; other recent transactions from UK banks had included an investor put. The transaction was denominated in both pounds sterling and euro and raised approximately £1.4bn.
     There were no other significant events after the balance sheet date.
Going Concern
The Directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.
     As outlined above, the Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive’s Review on pages 2 to 4 and in the Business Review on pages 10 to 26. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Balance Sheet Business Review on pages 29 to 48. In addition, Note 50 to the Consolidated Financial Statements includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. As also outlined above, in respect of the principal risks and uncertainties facing the Group, financial risks are described in the Risk Management Report on pages 49 to 85, and material risk factors are described in the Risk Factors section on page 192 to 197.
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
•	Budgets and forecasts

Since the acquisition of the Company by Banco Santander, S.A., the Group has a history of profitable operations. Management prepares a 3-year plan (the ‘3-Year Plan’) that forecasts balance sheet, income and margin, by product, with a particular focus on the forthcoming year.
•	Review and reforecast

The 3-Year Plan, its assumptions, forecast results and key sensitivities are reviewed by senior management and presented to the Executive Committee, the Board of Directors and to senior executives of Banco Santander, S.A.. The budget is reforecast frequently and reviewed by the Executive Committee and the Board of Directors. As part of the budgets and planning process, a particular emphasis is placed on ensuring the sustainability of earnings, and achieving and maintaining a high level of operating efficiency in the Group (measured by the PFS trading cost:income ratio) to enable competitive products to be developed for customers.

•	Stress testing

To assess the Group’s ability to adapt to various market challenges, the budgets are “stress tested” as part of the Group’s internal capital adequacy assessment process (‘ICAAP’) under Basel II. Several scenarios are modelled, including a severe scenario, and senior management makes an assessment of how this would affect the Group’s profit and funding plans.
•	Borrowing requirements and liability management

The Group’s financial plans are constructed to ensure that they allow the Group to meet its financial obligations as they fall due, both with respect to maturing existing liabilities and future borrowing requirements.

The Group’s funding requirements are met from a variety of sources, with a significant majority being sourced from retail and corporate deposits (i.e. the commercial bank’s customers). At 31 December 2009, commercial bank customer assets as a percentage of commercial bank customer liabilities stood at 126% (2008: 136%). The balance of the Group’s funding is sourced from the wholesale markets with reference to prevailing and expected market conditions and the desired balance sheet structure. The Board considers it appropriate to balance cost effective short-term financing with medium and long-term funds, which have less refinancing risk, all within the context of maintaining a diverse range of sources of wholesale funding.

Asset and Liability Management produce strategic and tactical funding plans as part of the Group’s planning process. These funding plans are approved by the Board and the Asset & Liability Management Committee and are controlled on a day-to-day basis by the Treasurer, Head of ALM and within the framework of the Liquidity Risk Manual. The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers. Funding and liquidity management is the responsibility of the Chief Financial Officer who delegates day-to-day responsibility to the Treasurer, Head of ALM. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division. See the Risk Management Report for further details on Liquidity Risk Management.

•	Contingent liabilities

The Directors, via the Audit and Risk Committee, also consider the Group’s exposure to contingent liabilities. This consideration addresses contingent liabilities experienced by the Group in the past, such as legal proceedings, guarantees, operating lease commitments, product misselling liabilities, and those arising in respect of the UK Financial Services Compensation Scheme, but also considers whether there are any new contingencies.

Report of the Directors
Directors’ Report continued
Contingent liabilities are captured on a timely basis for purposes of disclosure in the Annual Report and Accounts, and the interim financial statements. Information about guarantees to third parties, tax contingencies and other contingencies are gathered and disclosed. Data about the Group’s operating lease commitments are also captured.

Non-trading guarantees require the approval of the Chief Executive or the Chief Financial Officer or, in their absence, any two Company Executive Directors or one Company Executive Director and the Company Secretary. This provision forms part of the Company’s Corporate Governance Framework (other Financial Delegated Authorities).

•	Products and markets

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

Wholesale market conditions are reviewed daily by the Treasurer, Head of ALM and presented monthly to the Asset & Liability Management Committee by way of an update. The tactical and strategic funding plans are updated, if necessary, with reference to current and expected market conditions.

•	Financial risk management

The Group’s risk management focuses on major areas of risk, namely credit risk, market risk, liquidity risk, and operational risk. The Risk Management Report sets out in detail how the Group manages these risks.

•	Financial adaptability

The Directors also consider the ability of the Group to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. Such financial adaptability mitigates the areas of financial risk above in considering the appropriateness of the going concern presumption in relation to the Group. In determining the financial adaptability of the Group, the Directors have considered the ability of the Group to:
•	Obtain new sources of finance

The Group minimises refinancing risk by sourcing funds from a variety of markets as appropriate and subject to consideration of the appropriate leverage ratio and funding mix for the Group, and in particular customer deposit levels and medium-term financing. The Group actively manages its relationships with existing providers of funding and considers new sources of funds as and when they arise.

Day-to-day sources of finance consist primarily of retail deposits. To the extent that wholesale funding is required, a variety of sources are usually available from a range of markets, including:
•	money markets: both unsecured (including interbank and customer deposits, and issuances of certificates of deposit and commercial paper) and secured (including repos in open market operations);

•	debt capital markets (including discrete bond issues and medium term notes);

•	mortgage-backed funding (including securitisation and covered bond issuance); and

•	capital instruments (although primarily issued to maintain capital ratios).
In addition to day-to-day funding sources, the Group has access to contingent sources from Central Banks, including the Bank of England, the Swiss National Bank, the US Federal Reserve and indirectly the European Central Bank. The Group ensures that it has access to these contingent facilities as part of its prudent liquidity risk management. See the Risk Management Report for further details on Liquidity Risk Management. The Group minimises reliance on any one market by maintaining a diverse funding base, and avoiding concentrations by maturity, currency and institutional type.

It is expected that the next year may see some improvement in the wholesale markets compared to 2009, although this may well be slow and fragile. However, the Group is well positioned for the coming year given the improved loan to deposit ratio of 126% (136% in 2008) and the continuing de-leveraging of non-growth areas following the acquisition of Alliance & Leicester plc.

•	Obtain financial support from other group companies

For liquidity purposes, the Group operates on a stand-alone basis. However, in case of stress conditions, it would consult with its parent company, Banco Santander, S.A., about financial support.

•	Continue business by making limited reductions in the level of operations or by making use of alternative resources

The Group maintains and regularly updates a Contingency Funding Plan to cover potential extreme scenarios. In addition, the 3-Year Plan is stressed, as part of the ICAAP process, to ensure that the Group can accommodate extreme scenarios and the impact this would have on the 3-Year Plan and profits. In accommodating these extreme scenarios, various management levers would be utilised, including the encashment of certain liquid assets and a reduction in new business in Retail and Corporate Banking.
After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the Annual Report and Accounts.

Report of the Directors
Directors’ Report continued
Directors
The members of the Company’s board (the ‘Board’) at 31 December 2009 are named on pages 86 to 87. For each Director, the date of appointment is shown. As at 31 December 2009, the Board comprised a Chairman, four Executive Directors including the Chief Executive, and seven Non-Executive Directors. At the date of publication of this report, the Board composition remains the same. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy. The following Executive Directors resigned on 30 April 2009 and 31 May 2009 respectively; David Bennett and Nathan Bostock.
     Non-Executive Directors have been appointed for an indefinite term (other than Jane Barker, Roy Brown, Rosemary Thorne and Keith Woodley, who have been appointed for a three-year term, after which their appointments may be extended upon mutual agreement).
     When they were appointed, the appointments of António Horta-Osório, Antonio Lorenzo, Juan Colombás, Juan Rodríguez Inciarte, José María Fuster and José María Carballo were all proposed by Banco Santander, S.A.. The Company may pay an Executive Director instead of allowing them to work during their notice period.
Committees of the Board
The Board maintains two standing committees, which operate within written terms of reference.
Audit and Risk Committee
Membership of the Audit and Risk Committee is restricted to Non-Executive Directors. The Audit and Risk Committee’s primary tasks are to review the scope of external and internal audit, to receive reports from the external auditors (currently Deloitte LLP) and the Chief Internal Auditor, and to review the interim information, annual financial statements and any other significant financial reports before they are presented to the Board, focusing in particular on accounting policies, compliance and areas of management judgement and estimates. The Audit and Risk Committee’s scope also includes risk management and oversight and the review of the procedures in place for employees to raise concerns about possible wrongdoing in financial reporting and other matters. For a further discussion of the risk-control responsibilities of the Audit and Risk Committee, see the Risk Management section of the Annual Report and Accounts on page 51.
     The Audit and Risk Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of the Group’s internal control and risk management systems and processes. The Audit and Risk Committee also conducts a review of the remit and reports of the internal audit function (which is a Banco Santander S.A. group function) in so far as it relates to the Group as well as the internal audit function’s effectiveness, authority, resources and standing within the Group and management’s response to their findings and recommendations.
     The Group’s relationship with the external auditors and the experience and qualifications of the external auditors are monitored by the Audit and Risk Committee and external auditor’s audit plans and audit findings are reviewed by the Audit and Risk Committee. A framework for ensuring auditor independence has been adopted, which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments.
     The Audit and Risk Committee may make any recommendations to the Board as it sees fit and the Chairperson of the Audit and Risk Committee reports formally to the Board after each meeting. The Chairperson, Rosemary Thorne, has over 15 years of experience as Finance Director of FTSE 100 companies and was a member of the Financial Reporting Council, The Financial Reporting Review Panel and The Hundred Group of Finance Directors Main Committee. The Board has determined that Rosemary Thorne has the necessary qualifications and experience to qualify as an audit committee financial expert as defined in the rules promulgated under the US Securities Exchange Act of 1934, as amended, and the Board considers that she is independent in accordance with Section 303A.02 of the New York Stock Exchange Corporate Governance Rules.
     The other members of the Audit and Risk Committee are José María Carballo, Keith Woodley, Roy Brown and Jane Barker. Pursuant to SEC Rule 10A-3(c)(2), which provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the parent satisfies the requirement of SEC Rule 10A-3, the Company is exempt from the requirements of SEC Rule 10A-3. According to SEC Rule 10A-3(c)(2), additional listings of an issuer’s securities are exempt from the audit committee requirements if the issuer is already subject to them as a result of listing any class of securities on any market subject to SEC Rule 10A-3. This exemption extends to listings of non-equity securities by a direct or indirect subsidiary that is consolidated or at least 50% beneficially owned by a parent company, if the parent is subject to the requirements as a result of the listing of a class of its equity securities. Consequently, as applied to the current shareholding structure of the Company, (as the wholly-owned subsidiary of Banco Santander, S.A.), the Company is exempt from the audit committee requirements of SEC Rule 10A-3 since: (i) the Company is a wholly-owned subsidiary of Banco Santander, S.A., (ii) Banco Santander, S.A. has equity securities listed on the New York Stock Exchange and is therefore subject to SEC Rule 10A-3, and (iii) the Company does not have any equity securities listed on the New York Stock Exchange or any other national securities exchange in the United States of America.
Remuneration Oversight Committee
Establishment of the Remuneration Oversight Committee was approved by the Board on 22 December 2009, with effect from 1 January 2010. The Remuneration Oversight Committee is primarily responsible for overseeing and supervising the Group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. The members of the Remuneration Oversight Committee are Roy Brown (Chairman), José María Carballo, Keith Woodley, Rosemary Thorne and Jane Barker.

Report of the Directors
Directors’ Report continued
Directors’ Remuneration (audited)
The aggregate remuneration received by the Directors of the Company in 2009 was:

£

Salaries and fees	3,714,844
Performance-related payments	3,476,749
Other taxable benefits	—

Total remuneration excluding pension contributions	7,191,593
Pension contributions	108,031
Compensation for loss of office	1,162,500

8,462,124

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Banco Santander, S.A. in respect of which no apportionment has been made.
Long-Term Incentive Plan (audited)
In 2009, four Executive Directors (2008: two) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan for a total fair value of £944,404 (2008: £702,952) based on a share price on 1 July 2009 of euro 8.14 (2008: euro 11.96). Under the Santander Long-Term Incentive Plans granted on 1 July 2009, 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. The number of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. All awards under the Santander Long-Term Incentive Plan will depend on Santander’s Total Shareholder Return performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share performance against a competitor benchmark group. 90.79% of the 40% of the 2007 conditional award of shares vested in July 2009. Subject to performance conditions being met, the remaining 60% of the 2007 conditional award will vest in July 2010, 100% of the 2008 conditional award will vest in July 2011 and 100% of the 2009 conditional award will vest in July 2012.
Remuneration of Highest Paid Director (audited)
In 2009, the remuneration, excluding pension contributions, of the highest paid Director was £3,440,436 (2008: £3,563,784) of which £2,589,259 (2008: £2,742,908) was performance related. There was no accrued pension benefit for the highest paid Director (2008: nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A.. A conditional award of shares was made to the highest paid Director under the Long-Term Incentive Plan during 2009 and 2008.
Bank Payroll Tax
In December 2009, the UK Government announced that the Finance Bill 2010 will introduce a bank payroll tax of 50% applicable to discretionary bonuses over £25,000 awarded to UK bank employees between 9 December 2009 and 5 April 2010. Draft legislation and guidance on its application has been published. The estimated cost of the payroll tax is £16m, which was provided in full in 2009.
Retirement Benefits (audited)
Defined benefit pension plans are provided to certain of the Group’s employees. See Note 36 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations. No retirement benefits are accruing for any directors under a defined benefit scheme (2008: one) in respect of their qualifying services to the Group.
     In July 2009, as part of the Group’s periodic review of its pension schemes, updated funding arrangements were agreed with the pension scheme trustees of one scheme.
Non-Executive Directors (audited)
Fees were paid to Non-Executive Directors in 2009 totalling £500,360 (2008: £390,710); this amount is included above in the table of Directors’ remuneration.
Directors’ Interests and Related Party Transactions (audited)
In 2009, loans were made to two Directors, with a principal amount of £3,000 outstanding at 31 December 2009. No directors had any loans in 2008. In 2009, loans were made to two members of the Group’s Key Management Personnel, with a principal amount of £834,730 outstanding at 31 December 2009. See Notes 44 and 45 to the Consolidated Financial Statements included elsewhere in this Annual Report and Accounts for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with the Group at 31 December 2009. Note 45 to the Consolidated Financial Statements also includes details of other related party transactions.
     In 2009, there were no other transactions, arrangements or agreements with the Group in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with the Group at any time during the year.
     No Director held any interest in the shares of any company within the Group at any time during the year and no Director exercised or was granted any rights to subscribe for shares in any company within the Group. During 2009, no Directors exercised share options over shares in Banco Santander, S.A., the parent company of the Company (2008: one).

Report of the Directors
Directors’ Report continued
Third Party Indemnities
Enhanced indemnities are provided to the Directors of the Company by Santander UK plc against liabilities and associated costs which they could incur in the course of their duties to the Company. All of the indemnities remain in force as at the date of this Annual Report and Accounts. A copy of each of the indemnities is kept at the registered address shown on page 199.
Financial Risk Management Objectives
The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to price risk, credit risk, liquidity risk and cash flow risk are outlined in the Risk Management Report on pages 49 to 85.
Pension Funds
The assets of the pension schemes are held separately from those of the Group and are under the control of trustees.
     Three of the Group’s pension schemes have a common corporate trustee which, at 31 December 2009, had nine directors, comprising six Group-appointed directors (one of whom is an independent trustee director) and three member-elected directors. The National & Provincial Building Society Pension Fund has a different corporate trustee, the Board of which at 31 December 2009 comprised three Group-appointed directors (one of whom is an independent trustee director), and three member-elected directors. The above four pension schemes were, as at 31 December 2009, invested in a Common Investment Fund which has a corporate trustee, comprising four Group-appointed directors and two scheme trustee appointed directors.
     As at 31 December 2009 the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by the Group (two of whom are members and one of whom is an independent trustee) and two are elected by eligible members. In the case of the Scottish Provident Institution Staff Pension Fund, as at 31 December 2009 there were eight trustees, of whom five (one of whom is a member and one of whom is an independent trustee) are selected by the Group and the remaining three are elected by eligible members.
     As at 31 December 2009 the Alliance & Leicester Pension Scheme had nine trustees, of whom five are selected by the Group (one of whom is an independent trustee) and four are elected by eligible members.
     Asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of the pension schemes are separate from that of the Group. The audits of the Amalgamated, Associated Bodies, Group and The National & Provincial Building Society Pension schemes are undertaken by Grant Thornton UK LLP. The audits of the Scottish Mutual Assurance plc Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Alliance & Leicester Pension Scheme are undertaken by KPMG LLP.
     In July 2009, as part of the Group’s periodic review of its pension schemes, updated funding arrangements were agreed with the pension scheme trustees of one scheme. Further information is provided in Note 36 to the Consolidated Financial Statements.
Market Value of Land and Buildings
On the basis of a periodic review process, the estimated aggregate market value of the Group’s land and buildings was not significantly different from the fixed asset net book value of £420m (2008: £316m), as disclosed in Note 23 to the Consolidated Financial Statements. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Group that exceeds the estimated market value, and the net book value is not impaired.
Disability
The Group is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Disability Discrimination Acts 1995 and 2005 throughout its business operations. The Group has processes in place to help recruit, train, develop, retain and promote employees with disabilities and is committed to giving full and fair consideration to applications for employment made by disabled persons, for continuing the employment of, and arranging appropriate training for, existing employees who have become disabled.
Employee Involvement
Employee share ownership
In January 2006, the Group introduced a Partnership Shares scheme, which also operates under the SIP umbrella. Employees are able to invest up to a maximum of £1,500 of pre-tax salary in Banco Santander, S.A. shares per tax year. These shares will be held in trust on the employees’ behalf.
     In recognition of the Banco Santander, S.A. 150th anniversary, all Group and Banco Santander, S.A. employees were given 100 free shares in Banco Santander, S.A. on 6 August 2007. These shares were granted under an existing SIP for Group employees and a new SIP was set up for UK-based Banco Santander, S.A. employees.
     Following the acquisition of the Bradford & Bingley savings business in September 2008, the related employees who transferred to the Group were given 100 free shares in Banco Santander, S.A. on 8 April 2009. The free shares will be held in trust on the employees’ behalf for a minimum of three years.
     In recognition of the Banco Santander, S.A. acquisition of Alliance & Leicester plc, all Alliance & Leicester employees were given 100 free shares in Banco Santander, S.A. on 1 December 2008. These shares were granted using an HM Revenue & Customs approved Share Incentive Plan. The free shares will be held in trust on the employee’s behalf for a minimum of three years.

Report of the Directors
Directors’ Report continued
In response to employee feedback, and in support of the Human Resources strategy, the Group introduced its first Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue & Customs approved Sharesave Scheme was launched in September 2008. Employees were given the option of saving between £5 and £250 per month for a three or five-year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days of September 2008.
     A subsequent invitation under the Sharesave Scheme was made in September 2009, as part of which the scheme was extended to other UK companies within the Santander Group. The option price for the 2009 invitation was set at a 20% discount to the average middle market quotation of Banco Santander S.A. shares over the first three dealing days of September 2009.
Communication
The Group wants to involve and inform employees on matters that affect them. The Group publishes a magazine every quarter for employees, and almost all employees have access to the Company intranet. The Group also uses face-to-face communication, such as team meetings, regional roadshows and an annual staff convention. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the Group’s performance. The Group considers employees’ opinions and asks for their views on a range of issues through regular company-wide surveys.
Consultation
The Group has a long history of trade union recognition governed by a partnership agreement with Advance, the independent trade union that it recognises to act as the voice of Santander UK employees. Advance is affiliated to the Trade Union Congress and operates from its own offices in Hertfordshire. Advance is involved in major Santander UK initiatives, and the Company consults it on significant proposals within the business. Consultation takes place at both national and local levels. Santander UK holds regular Joint Consultative and Negotiating Committee meetings to enable collaborative working and ensure that communication is open and two-way.
     In May 2009 UBAC, the union recognised for Bradford & Bingley savings business staff, successfully completed a Transfer of Engagement to Advance following a ballot of members in which 83% of UBAC members voted in favour of the merger.
     Within Alliance & Leicester we also work closely with the independent trade unions we recognise: the Communication Workers Union (CWU) and the Public & Commercial Services Union (PCS). Both unions are affiliated with the Trade Union Congress. Alliance & Leicester holds regular National Union Consultation Meetings to enable collaborative working and ensure that communication is open and two-way.
Donations
Santander UK Foundation Limited (formerly Abbey National Charitable Trust Limited) (the ‘Foundation’) supported disadvantaged people throughout the UK through the following three charitable priorities: education, financial capability and community regeneration. In 2009, Santander UK made total cash donations through the Foundation of £3,281,596 (2008: £2,316,701). Through the Staff Matched Donation Scheme, 1,150 staff donations to charities were matched during the year amounting to £1,025,634 (2008: £778,407).
Political Contributions
No contributions were made for political purposes and no political expenditure was incurred.
Suppliers
The Group has a Cost Management & Procurement Policy and process that is enforced across all significant purchases from suppliers to provide a consistent approach. Corporate and social responsibility is a key factor throughout the purchasing process. All new suppliers must adhere to the Group’s Corporate & Social Responsibility Protocol, unless it is not relevant to the type of work being undertaken. The protocol covers human rights, labour standards, environment and anti-corruption, in line with the principles in the UN Global Compact.
Policy and Practice on Payment of Creditors
It is the Group’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions. The Group’s practice on payment of creditors has been quantified under the terms of Schedule 7 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. Based on the ratio of the aggregate amounts owed to trade creditors at the end of the year to the aggregate amounts invoiced by suppliers during the year at 31 December 2009, trade creditor days for the Group were 17 days (2008: 27 days).
Code of Conduct
The Group is committed to maintaining high ethical standards — adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. The Group’s policies in this regard are set out in ‘How we do business’. This document, which was established in 1999 and reviewed and updated by the Board in 2003, was the subject of a review in 2008. This has resulted in the adoption of Banco Santander, S.A.’s General Code of Conduct.

Report of the Directors
Directors’ Report continued
Under the Code of Conduct, staff are required to act at all times with the highest standards of business conduct in order to protect the Group’s reputation and ensure a company culture which is free from any risk of corruption, compromise or conflicts of interest.
     The Core Principles outlined in the Code of Conduct state that employees must:
•	Abide by all relevant laws and regulations.

•	Act with integrity in all their business actions on the Group’s behalf.

•	Not use their authority or office for personal gain.

•	Conduct business relationships in a transparent manner.

•	Reject all improper practices or dealings they may be exposed to.

•	Be individually responsible for keeping to the Code of Conduct.
The Group’s ethical policies include ethical investment guidelines, which are an integral part of the risk management processes for investment decision making. Procedures are also in place for employees to follow if they feel that there has been a breach of our ethical policies.
     The Group also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission promulgated under the US Securities Exchange Act of 1934, as amended. Among other things, these regulations aim to protect investors by improving the accuracy and reliability of information that companies disclose. The rules require companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. The Group meets these requirements through the Code of Conduct, the whistleblowing policy, the UK Financial Services Authority’s Principles for Businesses, and the UK Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the ‘Code of Ethics’), with which the Chief Executive and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the UK Financial Services Authority may want to know about. The Group provides a copy of its ethical policy to anyone, free of charge, on application to the address on page 199.
Supervision and Regulation
As a firm authorised by the UK Financial Services Authority, the Company is subject to UK financial services laws and regulations, which are discussed below. Recent significant regulatory developments which will affect the Group are also highlighted below.
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
     Banks, insurance companies and other financial institutions in the UK are subject to the UK Financial Services Compensation Scheme (the ‘FSCS’). The FSCS covers claims made against authorised firms (or any participating EEA firms) where they are unable, or likely to be unable, to pay claims against them. In relation to each of: deposits; investments; and mortgage advice and arranging, the FSCS provides cover for 100% of the first £50,000 of a claim, with £50,000 being the maximum amount payable per customer. The FSCS also extends (up to various amounts) to certain long-term and general insurance contracts, including general insurance advice and arranging.
UK Government Asset Protection Scheme
On 19 January 2009, the UK Government announced the implementation of a new asset protection scheme (the ‘APS’) pursuant to which, in return for a fee, the UK HM Treasury will provide to each participating institution protection against credit losses incurred on one or more portfolios of defined assets to the extent that credit losses exceed a“first loss“amount to be borne by the institution. The APS aims to target those assets where there is the greatest amount of uncertainty about their future performance including commercial and residential property loans and structured credit assets.
     It was further announced on 26 February 2009 that UK HM Treasury protection will cover 90% of the credit losses which exceed the “first loss“amount, with each participating institution retaining a further residual exposure of 10% of any credit losses exceeding this amount. The APS is being offered, in the first instance, to those UK incorporated authorised deposit-takers (including UK subsidiaries of foreign institutions) with more than £25 billion of eligible assets. Following a detailed assessment of the potential benefits and costs of participation in the APS, Santander UK has determined that it does not wish to participate in the APS at this time.

Report of the Directors
Directors’ Report continued
European Union
The Group is directly affected by laws emanating from the European Union, primarily through directives that must be implemented by the UK as a Member State of the European Union.
Basel II
Basel II is a supervisory framework for the risk and capital management of banks and is structured around three pillars. Pillar 1 specifies minimum capital requirements for banks and new methodologies for calculating risk weighted assets. Pillar 2 describes the supervisory review process and outlines the internal capital adequacy assessment process (‘ICAAP’) required by banks applying Pillar 1 methodologies. Pillar 3 requires disclosure of risk and capital information. The Group’s capital and risk management disclosures are set out in Note 50 to the Consolidated Financial Statements on page 185.
     In the European Union, Basel II was implemented by the Capital Requirements Directive (‘CRD’) with effect from 1 January 2007. In the UK, the Financial Services Authority implemented the CRD by including it in UK Financial Services Authority rules. These new UK Financial Services Authority rules took effect from 1 January 2007. Throughout 2009 the Group has applied the Basel II framework to its capital calculations, its ICAAP and to its risk and capital disclosures to the market.
Other Changes to Capital Adequacy and Liquidity Arrangements
In October 2008, the UK Government announced a UK banking support scheme that addressed both capital and liquidity requirements of the UK banking industry. To fulfil its agreed commitment to this scheme, Banco Santander, S.A. subscribed for £1bn of the Company’s Core Tier 1 capital issued on 12 October 2008. This capital was, in turn, transferred to Alliance & Leicester plc in December 2008 as planned. As part of the UK Government’s banking support scheme, the Group has participated in the UK Special Liquidity Scheme.
     During 2009 Santander UK commenced a comprehensive programme of work to ensure compliance with the requirements of the UK Financial Services Authority’s new liquidity regime as laid out in PS09/16. The work is carried out with sponsorship from an Executive Director, by a dedicated project team complemented by relevant external resources where appropriate. During 2010 Santander UK is required to complete an Individual Liquidity Adequacy Assessment as part of the UK Financial Services Authority’s Supervisory Liquidity Review Process. This includes an assessment of liquidity requirements using the UK Financial Services Authority prescribed stresses. The sources of liquidity risk that are currently analysed within the liquidity risk and control framework are covered by the UK Financial Services Authority stresses, although precise calibration may differ in the final liquidity guidance to be set by the UK Financial Services Authority.
     A number of consultations are currently underway on proposals to change regulatory capital requirements in both a UK and international context. These include proposals from the Basel Committee on Banking Supervision in respect of capital and liquidity as well as the proposition for recovery and resolution plans in the UK. Taken in aggregate, there is a potential for these reforms to have a significant effect. The Group is currently engaged in the assessment of their possible impact and any response that could be required.
Other Regulatory Developments
There are a number of other regulatory developments going through a consultation and implementation process which may have some effect on the Group’s business. These include the Financial Services Compensation Scheme arrangements, consumer credit regulations, financial stability, and conduct of business arrangements such as those resulting from the Retail Distribution review, Mortgage Market review and payment protection insurance.
Disclosure Controls and Procedures
The Group evaluated with the participation of its Chief Executive and Chief Financial Officer, the effectiveness of the Group’s disclosure controls and procedures as of 31 December 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     Based upon the Group’s evaluation, the Chief Executive and the Chief Financial Officer concluded that, as of 31 December 2009, the Group’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Group in the reports that the Group files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Group’s management, including the Group’s Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.
     There has been no change in the Group’s internal control over financial reporting during the Group’s 2009 fiscal year that has materially affected, or is reasonably likely to materially affect the Group’s internal controls over financial reporting.

Report of the Directors
Directors’ Report continued
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
     The Group’s internal control over financial reporting includes:
•	Policies and procedures that relate to the maintenance of records that fairly and accurately reflect the transactions and disposition of assets.

•	Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management.

•	Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.
     Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the Group. Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2009 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management believes that, as of 31 December 2009, the Group’s internal control over financial reporting is effective.
     This Annual Report and Accounts does not include an attestation report of the Group’s registered public accounting firm regarding internal control over financial reporting. The Group’s internal controls over financial reporting were not subject to attestation by the Group’s registered public accounting firm pursuant to temporary rules of the US Securities and Exchange Commission that permit the Group to provide only management’s report in this Annual Report and Accounts.
Relevant Audit Information
Each of the Directors as at the date of approval of this report confirms that:
•	so far as the Director is aware, there is no relevant audit information of which the Group’s auditors are unaware; and

•	the Director has taken all steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Group’s auditors are aware of that information.
This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.
British Bankers’ Association draft Code for Financial Reporting Disclosure
In October 2009, the British Bankers’ Association published a draft Code for Financial Reporting Disclosure. The draft Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will: provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.
     The Group and other major UK banks have voluntarily adopted the draft Code in their 2009 financial statements. The Group’s 2009 financial statements have therefore been prepared in compliance with the draft Code’s principles.
Statement of Directors’ Responsibilities
The Directors are responsible for preparing the Annual Report and Accounts including the financial statements in accordance with applicable law and regulations.
     Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (‘IAS’) Regulation to prepare the group financial statements under IFRS, as adopted by the European Union, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 2006 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare the Group financial statements in accordance with IFRS, as issued by the International Accounting Standards Board.
     The Directors acknowledge their responsibility to ensure the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss presented and that the management report, which is incorporated into this report, includes a fair review of the development and performance of the business and a description of the principal risks and uncertainties the business faces.

Report of the Directors
Directors’ Report continued
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
     In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, the Directors are also required to:
•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•	provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the Company’s ability to continue as a going concern.
The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the UK Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
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
By Order of the Board

Karen M. Fortunato
Company Secretary
27 April 2010
2 Triton Square, Regent’s Place, London NW1 3AN

Financial Statements
Contents to Financial Statements

Financial Statements
101	Report of Independent Registered Public Accounting Firm — US opinion
102	Consolidated Income Statement for the years ended 31 December 2009, 2008 and 2007
102	Consolidated Statement of Comprehensive Income for the years ended 31 December 2009, 2008 and 2007
103	Consolidated Balance Sheet as at 31 December 2009 and 2008
104	Consolidated Statement of Changes in Equity for the years ended 31 December 2009, 2008 and 2007
105	Consolidated Cash Flow Statement for the years ended 31 December 2009, 2008 and 2007
106	Company Balance Sheet as at 31 December 2009 and 2008
107	Company Statement of Comprehensive Income for the years ended 31 December 2009, 2008 and 2007
107	Company Statement of Changes in Equity for the years ended 31 December 2009, 2008 and 2007
108	Company Cash Flow Statement for the years ended 31 December 2009, 2008 and 2007
109	Accounting Policies
124	Notes to the Financial Statements

Financial Statements
This page is intentionally left blank

Financial Statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Santander UK plc
We have audited the accompanying consolidated balance sheets of Santander UK plc, a wholly owned subsidiary of Banco Santander, S.A., and its subsidiary undertakings (together, the ‘Santander UK Group’) at 31 December 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2009, the Accounting Policies and the related notes, including the information in pages 49 to 85 of the Form 20-F (together the ‘financial statements’). These financial statements are the responsibility of the Santander UK Group management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Santander UK Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Santander UK Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Santander UK Group at 31 December 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2009, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).
     As disclosed in Note 47 to the financial statements, the consolidated balance sheet and consolidated cash flow statement for the year ended 31 December 2008 were restated to reflect the transfer of Alliance & Leicester plc to Santander UK plc.

Deloitte LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
27 April 2010

Financial Statements
Consolidated Income Statement
For the years ended 31 December 2009, 2008 and 2007

		2009	2008	2007
	Notes	£m	£m	£m

Interest and similar income	2	7,318	7,915	7,043
Interest expense and similar charges	2	(3,906)	(6,143)	(5,544)

Net interest income		3,412	1,772	1,499

Fee and commission income	3	986	768	785
Fee and commission expense	3	(162)	(97)	(90)

Net fee and commission income		824	671	695

Dividend income		—	—	1
Net trading and other income	4	460	561	587

Total operating income		4,696	3,004	2,782

Administration expenses	5	(1,848)	(1,343)	(1,369)
Depreciation and amortisation	6	(260)	(202)	(205)

Total operating expenses excluding provisions and charges		(2,108)	(1,545)	(1,574)

Impairment losses on loans and advances	8	(842)	(348)	(344)
Provisions for other liabilities and charges		(56)	(17)	—

Total operating provisions and charges		(898)	(365)	(344)

Profit before tax		1,690	1,094	864
Taxation charge	9	(445)	(275)	(179)

Profit for the year		1,245	819	685

Attributable to:
Equity holders of the parent		1,190	811	685
Non-controlling interest		55	8	—

The Notes on pages 124 to 188 are an integral part of these Consolidated Financial Statements.
All profits during the year were generated from continuing operations.
Consolidated Statement of Comprehensive Income
For the years ended 31 December 2009, 2008 and 2007

		2009	2008	2007
	Notes	£m	£m	£m

Profit for the year		1,245	819	685

Other comprehensive income:
Actuarial losses on retirement benefit obligations	36	(606)	(44)	(113)
(Losses)/gains on available-for-sale securities	18	(6)	8	19
Exchange differences on translation of foreign operations		(4)	28	(1)
Tax on items taken directly to equity		171	8	9

Net loss recognised directly in equity		(445)	—	(86)

Gains on available-for-sale securities transferred to profit or loss on sale		(2)	—	(1)
Tax on items transferred to profit or loss		1	—	—

Net transfers to profit		(1)	—	(1)

Total other comprehensive expense for the year before tax		(618)	(8)	(96)
Tax relating to components of other comprehensive income		172	8	9

Total comprehensive income for the year		799	819	598

Attributable to:
Equity holders of the parent		744	811	598
Non-controlling interest		55	8	—

Financial Statements
Consolidated Balance Sheet
As at 31 December 2009 and 2008

		2009	2008(1)
	Notes	£m	£m

Assets
Cash and balances at central banks	11	4,163	4,017
Trading assets	12	33,290	26,264
Derivative financial instruments	13	22,827	35,125
Financial assets designated at fair value	14	12,358	11,377
Loans and advances to banks	15	9,151	16,001
Loans and advances to customers	16	186,804	180,176
Available for sale securities	18	797	2,663
Loans and receivables securities	19	9,898	14,107
Macro hedge of interest rate risk		1,127	2,188
Investment in associated undertakings	21	75	35
Intangible assets	22	1,446	1,347
Property, plant and equipment	23	938	854
Operating lease assets	24	312	348
Current tax assets		85	212
Deferred tax assets	25	946	1,274
Other assets	26	1,074	1,322

Total assets		285,291	297,310

Liabilities
Deposits by banks	27	5,811	14,488
Deposits by customers	28	143,893	130,245
Derivative financial instruments	13	18,963	27,810
Trading liabilities	29	46,152	40,738
Financial liabilities designated at fair value	30	4,423	5,673
Debt securities in issue	31	47,758	58,511
Other borrowed funds	32	1,352	2,076
Subordinated liabilities	33	5,597	6,787
Other liabilities	34	2,323	2,342
Provisions	35	91	207
Current tax liabilities		300	518
Deferred tax liabilities	25	336	405
Retirement benefit obligations	36	1,070	813

Total liabilities		278,069	290,613

Equity
Share capital	39	2,709	1,148
Share premium account	39	1,857	3,121
Retained earnings		1,911	1,678
Other reserves		29	39

		6,506	5,986
Non-controlling interest	38	716	711

Total shareholders’ equity		7,222	6,697

Total liabilities and equity		285,291	297,310

(1)	Amended for the transfer of Alliance & Leicester plc to the Company as described in Note 47.
The Notes on pages 124 to 188 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 102 to 188 were approved and authorised for issue by the Board on 27 April 2010 and signed on its behalf by:
Antonio Lorenzo
Chief Financial Officer
Company Registered Number: 2294747

Financial Statements
Consolidated Statement of Changes in Equity
For the years ended 31 December 2009, 2008 and 2007

				Other reserves
					Foreign
				Available	currency			Non-
		Share	Share	for sale	translation	Retained		controlling
		Capital	Premium	reserve	reserve	earnings	Total	Interest	Total
	Notes	£m	£m	£m	£m	£m	£m	£m	£m

1 January 2007		148	1,857	1	(6)	1,116	3,116	—	3,116
Total comprehensive income (gross)		—	—	18	(1)	572	589	—	589
Tax relating to components of other comprehensive income		—	—	(6)	—	15	9	—	9
Dividends declared	40	—	—	—	—	(370)	(370)	—	(370)
Arising through business part-disposal		—	—	—	—	—	—	98	98

31 December 2007		148	1,857	13	(7)	1,333	3,344	98	3,442

1 January 2008		148	1,857	13	(7)	1,333	3,344	98	3,442
Total comprehensive income (gross)		—	—	8	28	767	803	8	811
Tax relating to components of other comprehensive income		—	—	(3)	—	11	8	—	8
Dividends declared	40	—	—	—	—	(450)	(450)	—	(450)
Issued share capital	39	1,000	—	—	—	—	1,000	—	1,000
Capital contribution	39	—	1,264	—	—	17	1,281	—	1,281
Assumed through business combinations	38	—	—	—	—	—	—	605	605

31 December 2008(1)		1,148	3,121	18	21	1,678	5,986	711	6,697

1 January 2009		1,148	3,121	18	21	1,678	5,986	711	6,697
Total comprehensive income (gross)		—	—	(8)	(4)	584	572	55	627
Tax relating to components of other comprehensive income		—	—	2	—	170	172	—	172
Dividends declared	40	—	—	—	—	(521)	(521)	(50)	(571)
Reclassification of RCIs	39	297	—	—	—	—	297	—	297
Transfer to share capital	39	1,264	(1,264)	—	—	—	—	—	—

31 December 2009		2,709	1,857	12	17	1,911	6,506	716	7,222

(1)	Amended for the transfer of Alliance & Leicester plc to the Company as described in Note 47.

Financial Statements
Consolidated Cash Flow Statement
For the years ended 31 December 2009, 2008 and 2007

		2009	2008(1)	2007
	Notes	£m	£m	£m

Net cash flow from/(used in) operating activities
Profit for the year		1,245	819	685
Adjustments for:
Non cash items included in net profit		(24)	1,297	1,307
Change in operating assets		7,776	(30,381)	(12,411)
Change in operating liabilities		(2,351)	209	696
Income taxes received/(paid)		2	43	(5)
Effects of exchange rate differences		(3,719)	6,569	396

Net cash flow from/(used in) operating activities	41	2,929	(21,444)	(9,332)

Net cash flow from/(used in) investing activities
Acquisition of businesses, net of cash acquired	41	—	18,667	—
Dividends received from associates		—	2	—
Investment in associates		(35)	(8)	(8)
Disposal of subsidiaries, net of cash disposed	41	—	1,605	5
Disposal of non-controlling interest in subsidiaries		—	—	203
Purchase of tangible and intangible fixed assets		(463)	(278)	(407)
Proceeds from sale of tangible and intangible fixed assets		60	15	8
Purchase of non-trading securities		(1,133)	(891)	—
Proceeds from sale of non-trading securities		3,004	290	3

Net cash flow from/(used in) investing activities		1,433	19,402	(196)

Net cash flow (used in)/from financing activities
Issue of ordinary share capital		—	1,000	—
Issue of loan capital		1,556	—	13,363
Preference dividend paid		(19)	—	—
Interest paid on Tier 1		(17)	—	—
Repayment of loan capital		(5,895)	(7,786)	(8,587)
Dividends paid		(246)	(595)	—

Net cash flow (used in)/from financing activities		(4,621)	(7,381)	4,776

Net decrease in cash and cash equivalents		(259)	(9,423)	(4,752)

Cash and cash equivalents at beginning of the year		27,675	34,056	39,082
Effects of exchange rate changes on cash and cash equivalents		(1,052)	3,042	(274)

Cash and cash equivalents at the end of the year	41	26,364	27,675	34,056

(1)	Amended for the transfer of Alliance & Leicester plc to the Company as described in Note 47.
The Notes on pages 124 to 188 are an integral part of these Consolidated Financial Statements.

Financial Statements
Company Balance Sheet
As at 31 December 2009 and 2008

		2009	2008
	Notes	£m	£m

Assets
Cash and balances at central banks	11	3,266	2,456
Derivative financial instruments	13	2,539	2,735
Financial assets designated at fair value	14	37,145	47,525
Loans and advances to banks	15	109,658	116,486
Loans and advances to customers	16	131,749	123,319
Available for sale securities	18	30	25
Loans and receivables securities	19	2	—
Investment in subsidiary undertakings	20	7,038	5,147
Investment in associated undertakings	21	76	741
Intangible assets	22	552	484
Property, plant and equipment	23	561	569
Current tax assets		—	194
Deferred tax assets	25	428	458
Other assets	26	651	987

Total assets		293,695	301,126

Liabilities
Deposits by banks	27	116,414	124,846
Deposits by customers	28	159,187	155,466
Derivative financial instruments	13	3,353	5,393
Trading liabilities	29	—	739
Other borrowed funds	32	539	905
Subordinated liabilities	33	5,580	7,030
Other liabilities	34	1,611	1,283
Provisions	35	74	99
Current tax liabilities		92	128
Deferred tax liabilities	25	—	6
Retirement benefit obligations	36	922	797

Total liabilities		287,772	296,692

Equity
Share capital	39	2,709	1,148
Share premium account	39	1,857	1,857
Retained earnings		1,350	1,422
Available for sale reserve		7	7

Total shareholders’ equity		5,923	4,434

Total liabilities and equity		293,695	301,126

The Notes on pages 124 to 188 are an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 102 to 188 were approved and authorised for issue by the Board on 27 April 2010 and signed on its behalf by:
Antonio Lorenzo
Chief Financial Officer
Company Registered Number: 2294747

Financial Statements
Company Statement of Comprehensive Income
For the years ended 31 December 2009, 2008 and 2007

		2009	2008	2007
	Notes	£m	£m	£m

Profit for the year		747	1,328	351

Other comprehensive income/(expenses):
Actuarial losses on retirement benefit obligations	36	(414)	(43)	(116)
Losses/(gains) on available-for-sale securities	18	—	(4)	18
Tax on items taken directly to equity		116	12	10

Net loss recognised directly in equity		(298)	(35)	(88)

Gains on available-for-sale securities transferred to profit or loss on sale		—	—	(1)
Tax on items transferred to profit		—	—	—

Net transfers to profit		—	—	(1)

Total other comprehensive expense for the year before tax		(414)	(47)	(99)
Tax relating to components of other comprehensive income		116	12	10

Total comprehensive income for the year		449	1,293	262

Attributable to:
Equity holders of the parent		449	1,293	262

Company Statement of Changes in Equity
For the years ended 31 December 2009, 2008 and 2007

		Share	Share	Available for	Retained
		Capital	Premium	sale reserve	earnings	Total
	Notes	£m	£m	£m	£m	£m

1 January 2007		148	1,857	—	694	2,699
Total comprehensive income (gross)		—	—	17	235	252
Tax relating to components of other comprehensive income		—	—	(6)	16	10
Dividends declared	40	—	—	—	(370)	(370)

31 December 2007		148	1,857	11	575	2,591

1 January 2008		148	1,857	11	575	2,591
Total comprehensive income (gross)		—	—	(4)	1,285	1,281
Tax relating to components of other comprehensive income		—	—	—	12	12
Issued share capital	39	1,000	—	—	—	1,000
Dividends declared	40	—	—	—	(450)	(450)

31 December 2008		1,148	1,857	7	1,422	4,434

1 January 2009		1,148	1,857	7	1,422	4,434
Total comprehensive income (gross)		—	—	—	333	333
Tax relating to components of other comprehensive income		—	—	—	116	116
Capital contribution	39	1,264	—	—	—	1,264
Dividends declared	40	—	—	—	(521)	(521)
Reclassification of Reserve Capital Instruments	39	297	—	—	—	297

31 December 2009		2,709	1,857	7	1,350	5,923

Financial Statements
Company Cash Flow Statement
For the years ended 31 December 2009, 2008 and 2007

		2009	2008	2007
	Notes	£m	£m	£m

Net cash flow (used in)/from operating activities
Profit for the year		747	1,328	351
Adjustments for:
Non cash items included in net profit		(207)	2,038	446
Change in operating assets		1,103	(80,636)	(8,761)
Change in operating liabilities		(6,166)	128,109	13,865
Income taxes received		21	80	48
Effects of exchange rate differences		(268)	897	—

Net cash flow (used in)/from operating activities	41	(4,770)	51,816	5,949

Net cash flow (used in)/from investing activities
Increase in investment in subsidiaries		—	(598)	(418)
Investment in associates		(35)	(708)	(8)
Disposal of subsidiaries, net of cash disposed		—	111	415
Disposal of non-controlling interest in subsidiaries		—	—	203
Purchase of tangible and intangible fixed assets		(209)	(174)	(181)
Proceeds from sale of tangible and intangible fixed assets		18	11	—
Purchase of non-trading securities		(9)	(9)	—
Proceeds from sale and redemption of non-dealing securities		3	8	3

Net cash flow (used in)/from investing activities		(232)	(1,359)	14

Net cash flow (used in)/from financing activities
Issue of ordinary share capital		—	1,000	—
Issue of loan capital		—	—	65
Repayment of loan capital		(557)	(253)	(641)
Dividends paid		(246)	(595)	—

Net cash flow (used in)/from financing activities		(803)	152	(576)

Net (decrease)/increase in cash and cash equivalents		(5,805)	50,609	5,387

Cash and cash equivalents at beginning of the year		61,203	10,594	5,207
Effects of exchange rate changes on cash and cash equivalents		—	—	—

Cash and cash equivalents at the end of the year	41	55,398	61,203	10,594

The Notes on pages 124 to 188 are an integral part of these Consolidated Financial Statements.

Financial Statements
Accounting Policies
International Financial Reporting Standards
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as approved by the International Accounting Standards Board (‘IASB’), and interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that, under European Regulations, are effective and available for early adoption at the reporting date. Santander UK plc (formerly Abbey National plc) (the ‘Company’) and its subsidiaries (together the ‘Group’) have complied with IFRS as issued by the IASB in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union.
     Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the Risk Management section on pages 49 to 85 which form part of these Consolidated Financial Statements.
Recent developments
In 2009, the Group adopted the following new or revised IFRS:
a)	IAS 23 ‘Borrowing Costs’ — On 29 March 2007, the IASB issued an amendment to IAS 23 ‘Borrowing costs’ which removes the option to expense borrowing costs incurred during the acquisition, construction or production of a qualifying asset. The adoption of the amendment to IAS 23 did not have a material impact on the Group’s profit or loss or financial position.

b)	IAS 1 ‘Presentation of Financial Statements’ — On 6 September 2007, the IASB issued an amendment to IAS 1 ‘Presentation of Financial Statements’ which changes the way in which non-owner changes in equity are required to be presented. As a result, a ‘Statement of Changes in Equity’ has been included as a separate primary financial statement showing changes in equity during the periods presented. In addition, the Statement of Recognised Income and Expense has been replaced with a ‘Statement of Comprehensive Income’. The adoption of the amendment to IAS 1 did not have any impact on the Group’s profit or loss or financial position.

c)	IFRS 2 ‘Share based payments — vesting conditions and cancellations’ - On 17 January 2008, the IASB issued an amendment to IFRS 2 ‘Share based payments’ which requires share option awards lapsing due to a failure to meet the service condition to be treated as cancellations rather than forfeitures. The adoption of the amendment to IFRS 2 did not have a material impact on the Group’s profit or loss or financial position.

d)	IFRS 7 ‘Financial Instruments: Disclosures — Improving Disclosures about Financial Instruments’ — On 5 March 2009, the IASB issued an amendment to IFRS 7 ‘Financial Instruments: Disclosures’ which requires enhanced disclosures about fair value measurements and liquidity risk. Among other things, the amendment (1) requires disclosure of any change in the method for determining fair value and the reasons for the change; (2) establishes a three-level hierarchy for making fair value measurement disclosures; (3) requires disclosure for each fair value measurement in the balance sheet of which level in the hierarchy was used, and any transfers between levels, with additional disclosures whenever level 3 of the hierarchy is used including a measure of sensitivity to a change in input data; (4) clarifies that the current maturity analysis for non-derivative financial liabilities should include issued financial guarantee contracts; and (5) amends the required disclosure of a maturity analysis for derivative financial liabilities. The disclosures required by the amendment to IFRS 7 may be found on pages 177 to 185 and pages 59 and 60.
Future developments
The Group has not yet adopted the following new or revised IFRS or IFRIC interpretations, which have been issued but which are not yet effective for the Group:
a)	IFRS 3 ‘Business Combinations’ — On 10 January 2008, the IASB issued an amendment to IFRS 3 ‘Business Combinations’ which clarifies and changes certain elements of accounting for a business combination, including measurement of contingent consideration, step acquisition and intangible assets and also widens the scope of this standard. There are also associated amendments to IAS 27, IAS 28 and IAS 31. The amendment to IFRS 3 is effective for periods beginning on or after 1 July 2009.

b)	IFRS 9 ‘Financial Instruments’ — On 12 November 2009, the IASB issued IFRS 9 ‘Financial Instruments’, which significantly overhauls the accounting requirements for financial instruments under IFRS. IFRS 9 is mandatory for annual periods beginning on or after 1 January 2013, with early application permitted. IFRS 9 requires that a financial asset be classified into one of three categories for measurement and income recognition: (1) Amortised cost, (2) Fair value through profit or loss (FVTPL) and (3) Fair value through other comprehensive income. The standard requires reclassification between amortised cost and FVTPL (or vice versa) if a financial asset no longer meets the criteria for its original classification. IFRS 9 replaces the existing classification and measurement requirements in IAS 39 for financial assets. It changes the manner in which entities classify and measure investments in debt and equity securities, loan assets, trade receivables and derivative financial assets by requiring entities to classify financial assets as being measured at either amortized cost or fair value depending on the entity’s business model and the contractual cash flow characteristics of the asset. The Group is currently evaluating the requirements of IFRS 9.

Financial Statements
Accounting Policies continued
Basis of preparation
The Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, and on the going concern basis as disclosed in the Directors’ statement of going concern set out in the Directors’ Report on pages 89 and 90.
     As described in Note 47, the Group has accounted for the transfer of Alliance & Leicester plc retrospectively from 10 October 2008, the date on which Alliance & Leicester plc was acquired by the Company’s parent Banco Santander, S.A..
     As described in Note 48, the Group has finalised the purchase price allocation in respect of the acquisition of Bradford & Bingley’s savings business. As permitted by IFRS 3 “Business Combinations”, the final allocation has been accounted for retrospectively from September 2008, the date on which Bradford & Bingley’s savings business was acquired.
     IAS 1 ‘Presentation of Financial Statements’ requires the presentation of a balance sheet as at the beginning of the earliest period when a company applies an accounting policy retrospectively. In respect of both the above matters, for the Group, this balance sheet would be as at 31 December 2006. However, the retrospective accounting for the transfer of Alliance & Leicester plc and the finalisation of the purchase price allocation in respect of the acquisition of Bradford & Bingley’s savings business had no impact on the balance sheet as at 31 December 2006, and so that balance sheet has not been represented in these Consolidated Financial Statements.
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
     Transactions between entities under common control are outside the scope of IFRS 3 — Business Combinations, and there is no other guidance for such situations under IFRS. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Group in a manner consistent with group reconstruction relief under UK GAAP.
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

Financial Statements
Accounting Policies continued
Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless deferred in equity under the cash flow hedge.
     The amount of exchange rate differences recognised in profit or loss on items not at fair value through profit and loss was £2,570m income (2008: £5,850m charge, 2007: £505m charge). This was offset by income/charges on items held at fair value.
Revenue recognition
(a) Interest income and expense
Income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables or available-for-sale, interest expense on liabilities classified at amortised cost and interest income and expense on hedging derivatives are recognised in interest and similar income and interest expense and similar charges in the income statement.
(b) Fee and commissions income
Fees and commissions that are not an integral part of the effective interest rate are recognised when the service has been provided. For retail products, fee and commission income consists principally of collection services fees, commission on foreign currencies, and fees for non-banking financial products. Revenue from these income streams is recognised as earned when the service is provided.
     For insurance products, fee and commission income consists principally of commissions earned on the sale of building and contents insurance, life protection insurance and payment cover insurance.
     Asset management fee and commission income comprises portfolio and other management advisory and service fees, investment fund management fees, and fees for private banking, financial planning and custody services. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for private banking, financial planning and custody services that are continuously provided over an extended period of time.
(c) Dividend income
Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.
(d) Net trading and other income
Net trading and other income comprises all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (including financial assets and financial liabilities held for trading and designated as fair value through profit or loss), together with related interest income, expense and dividends. It also includes income from operating lease assets, and profits/(losses) on the sales of fixed assets and subsidiary undertakings.
     Changes in the fair value of financial assets and liabilities held for trading, including trading derivatives, are recognised in the income statement as net trading and other income together with dividends and interest receivable and payable. Changes in the fair value of assets and liabilities designated as fair value through profit or loss are recognised in net trading and other income together with dividends, interest receivable and payable and changes in fair value of derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a designated hedging relationship are recognised in net trading and other income along with the fair value of the hedged item.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including computer software, which are assets that necessarily take a substantial period of time to develop for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognised in profit or loss in the period in which they occur.
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

Financial Statements
Accounting Policies continued
The liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every year. The Group is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity closest to the terms of the related liability, adjusted where necessary to match those terms.
     The Group’s consolidated income statement includes the current service cost of providing pension benefits, the expected return on schemes’ assets net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are taken directly to reserves and recognised in the statement of comprehensive income. Past-service costs are charged immediately to the income statement, unless the changes are conditional on the employees remaining in service for a specified period of time, known as the vesting period. In this case, the past-service costs are amortised on a straight-line basis over the average period until the benefits become vested.
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
     Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year-end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.
Share-based payments
The Group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Group’s parent, Banco Santander, S.A. are purchased in the open market by the Group (for the Executive Share Option Scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan) or are purchased by Banco Santander, S.A. or another group company (for awards granted under the Long Term Incentive Plan) to satisfy share options as they vest. The Executive Share Option scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan are accounted for as cash-settled share-based payment transactions. Awards granted under the Long Term Incentive Scheme are accounted for as equity-settled share-based payment transactions. Prior to the acquisition of the Company by Banco Santander, S.A., share options were satisfied by issue of new shares of the Company. These options were accounted for as equity settled share-based payments. The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant and then subsequently at each reporting date. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement within administration expenses, over the period that the services are received, which is the vesting period. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments. A liability equal to the amount to be reimbursed to Banco Santander, S.A. is recognised at the current fair value determined at the grant date for equity-settled share based payments. The fair value of the options granted under the Executive Share Option scheme, the Employee Sharesave scheme and awards granted under the Medium Term Incentive Plan is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the option, the dividend growth rate and other relevant factors.
     The fair value of the awards granted for the Long Term Incentive Plan were valued at the grant date using an option pricing model, which takes into account the expected life of the options, interest rates, volatility of the Banco Santander, S.A. share price over the life of the option, exercise price, market price and dividends. Except for those that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value.
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

Financial Statements
Accounting Policies continued
Software development costs are capitalised when they are associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of 3-7 years, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Costs associated with maintaining software programmes are expensed as incurred.
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

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years
Depreciation is not charged on freehold land and assets under construction.
Financial assets
The Group classifies its financial assets as: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. Management determines the classification of its investments at initial recognition. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, or assets classified as available-for-sale, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The Group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition.
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
     Trading assets, derivative financial instruments and financial assets designated at fair value are classified as fair value through profit or loss, except where in a hedging relationship. They are derecognised when the rights to receive cash flows from the asset have expired or when the Group has transferred substantially all the risks and rewards of ownership.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market and which are not classified as available-for-sale or fair value through profit or loss. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. Loans and receivables consist of Loans and advances to banks and Loans and advances to customers and Loan and receivable securities.

Financial Statements
Accounting Policies continued
(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest is determined using the effective interest method.
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
(d) Held to maturity investments
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
Valuation of financial instruments
Financial instruments that are classified at fair value through profit or loss (‘FVTPL’), including those held for trading purposes, or available-for-sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing, knowledgeable parties, other than in a forced or liquidation sale.
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
     The Group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:
Level 1:	Unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.

Level 2:	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers, and debt securities in issue.

Level 3:	Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 positions include equity securities, exchange rate derivative, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.

Financial Statements
Accounting Policies continued
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
In determining the appropriate measurement levels, the Group performs regular analyses on the assets and liabilities. All underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.
Financial instruments valued using observable market prices
If a quoted market price in an active market is available for an instrument, the fair value is calculated based on the market price.
Financial instruments valued using a valuation technique
In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed in Note 49 of the Consolidated Financial Statements.
Unrecognised gains as a result of the use of valuation models using unobservable inputs (‘Day One profits’)
The timing of recognition of deferred day one profit and loss is determined individually. It is deferred until either the instrument’s fair value can be determined using market observable inputs or is realised through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognised immediately in the consolidated income statement without immediate reversal of deferred day one profits and losses.
“Regular way” purchases of financial assets
A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned.
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

Financial Statements
Accounting Policies continued
Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative, except where netting is permitted.
     Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Contracts containing embedded derivatives are not subsequently reassessed for separation unless there has been a change in the terms of the contract which significantly modifies the cash flows, or where assets have been reclassified where they are reassessed at the time of reclassification.
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
     The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated or exercised; or when the hedged item matures or is sold or repaid. On discontinuance of hedge accounting amortisation of the adjustment to the hedged item is included in net trading and other income.
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
(a) Financial assets carried at amortised cost
Retail assets
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
     In making collective assessment for impairment, financial assets are assessed for each portfolio segmented by similar risk characteristics. For each risk segment, future cash flows from these portfolios are estimated through the use of historical loss experience. The historical loss experience is adjusted for current observable data, including estimated current property prices, to reflect the effects of current conditions not affecting the period of historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest receivable within the income statement, with the provision on the balance sheet increasing.
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
Generally, the length of time before an asset is placed on default status for provisioning is when one payment is missed. Repayment default periods vary depending on the nature of the collateral that secures the advances. On advances secured by residential or commercial property, the default period is three months. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan in this category.
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
     A provision for inherent losses is made for loan losses that have been incurred but have not been separately identified at the balance sheet date because the loan is not yet past due. An example of this situation is where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to loss of employment or divorce. In these circumstances, an inherent loss had been incurred at the reporting date. The provision for inherent losses is determined on a portfolio basis based on management’s best estimate of the current position based on past experience adjusted by current trends. These statistical techniques involve the following (i) estimation of a period of time called the emergence period, which is discussed below, (ii) assessment of the number of accounts that go into arrears over the emergence period, and (iii) application of the provision methodology outlined for observed provisions to these accounts identified as impaired as a result of this exercise. Accounts that suffered credit deterioration after the reporting date are accordingly excluded from the statistical analysis.
The emergence period
This is the period which the Group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on the Group’s statistical analysis at 31 December 2009, the emergence period was two to three months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.
     Once a financial asset or a group of financial assets has been written down as a result of an impairment loss, the assets are not placed onto a non-accrual status. Subsequent interest income continues to be recognised on an effective interest rate basis, though on the asset value after provisions have been deducted.
     Impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold. For unsecured loans, a write-off is only made when all internal avenues of collecting the debt have been exhausted and the debt is passed over to external collection agencies. Write-offs are charged against previously established provisions for impairment.
     Recoveries of loan losses are not included in the loan loss allowance, but are taken to income and offset against charges for loan losses. Loan loss recoveries are classified in the income statement as Impairment losses on loans and advances.
Corporate assets
Impairments for these assets are assessed on both an individual and a collective basis. For individual assets impairment reviews are conducted monthly for those assets on the Group’s ‘Watchlist’ of new, emerging and serious circumstances relating to the portfolio, with a particular focus on the following scenarios: (1) where an asset has a payment default which has been outstanding for 90 days or more; (2) where non-payment defaults have occurred and/or where it has become evident that some sort of workout or rescheduling exercise is to be undertaken; or (3) where, for example with Real Estate Finance, it has become evident that the value of the Group’s security is no longer considered adequate.
     In such situations the file is transferred to the Corporate Banking Workouts team within Credit Risk. As part of their assessment, a full review of the expected future cash flows in relation to the relevant asset, appropriately discounted, will be undertaken and the result compared to the current net book value of the asset. Any shortfall evidenced as a result of such a review, particularly where the shortfall is likely to be permanent, will lead to a suitable impairment recommendation.

Financial Statements
Accounting Policies continued
Collective impairments are also looked at for portfolios where it is felt that market events, either specific or general, are likely to determine that losses are already inherent in a portfolio notwithstanding that these events may not have manifested themselves in specific defaults or other triggers that would lead to an individual impairment assessment. The amount of any such collective impairment will, for each portfolio concerned, represent management’s best estimate of likely loss levels and will take into account inter alia estimates of future actual default rates and likely recovery levels.
     Once a financial asset or a group of financial assets has been written down as a result of an impairment loss, the assets are not placed onto a non-accrual status. Subsequent interest income continues to be recognised on an effective interest rate basis, though on the asset value after provisions have been deducted.
     For secured loans, a write-off is made when all collection procedures have been exhausted and the security has been sold. For unsecured loans, a write-off is made when all avenues for collecting the debt have been exhausted. There may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt. Write-offs are charged against previously established provisions for impairment.
Loans and receivables securities
Loans and receivables securities are assessed individually for impairment. An impairment loss is incurred if there is objective evidence that an event has occurred since initial recognition of the assets that has an impact in the estimated future cash flows of the loans and receivables securities.
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
Impairment of non-financial assets
At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment (including operating lease assets) and intangible assets (including goodwill) are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets, less costs to sell. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis.
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
Leases
The Group as lessor — Operating lease assets are recorded at deemed cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases and hire purchase contracts.
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
     The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is provided in full, using the liability method, on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the assets may be utilised as they reverse. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill and the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future.
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
Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks and short-term investments in securities.
Financial liabilities
Financial liabilities are initially recognised when the Group becomes contractually bound to the transfer of economic benefits in the future.
(a) Financial liabilities at fair value through profit or loss
Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial liability is classified as held for trading if it is a derivative or it is incurred principally for the purpose of selling or being unwound in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
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
(b) Other financial liabilities
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

Financial Statements
Accounting Policies continued
Equity index-linked deposits
Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits, and classified as deposits by customers within trading liabilities. Equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. There are two principal product types.
(a) Capital at Risk
These products are designed to replicate the investment performance of an equity index, subject to a floor. In the event the index falls under a certain predetermined level, customers forfeit a predetermined percentage of principal up to a predetermined amount.
(b) Capital Guaranteed/Protected:
These products give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected.
     Equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the income statement. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. Other than new capital guaranteed products, which are treated as deposits by customers with any associated embedded derivatives bifurcated, embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, there is no requirement to bifurcate the embedded derivatives in the equity index-linked deposits.
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

Financial Statements
Accounting Policies continued
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
(a) Provisions for loans and advances
The Group estimates provisions for loans and advances to customers, treasury asset portfolio securities and loans and advances to banks with the objective of maintaining balance sheet provisions at the level believed by management to be sufficient to absorb actual losses (‘observed provisions’) and inherent losses (‘incurred but not yet observed provisions’) in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified loans in connection with loans and advances to banks and loans and advances to customers. The calculation of provisions on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement.
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
     Provisions for loans and advances, less amounts released and recoveries of amounts written off in previous years are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The provisions are deducted from the ‘Loans and advances to banks’ and the ‘Loans and advances to customers’ line items on the balance sheet. If the Group believes that additions to the provisions for such credit losses are required, then the Group records additional provisions for credit losses, which would be treated as a charge in the line item ‘Impairment losses on loans and advances’ in the income statement. The Consolidated Financial Statements for the year ended 31 December 2009 include a net provision charge (i.e. after recoveries) for loans and advances in connection with retail lending for an amount equal to £711m, and corporate lending for an amount equal to £36m. The provision charges for retail and corporate lending increased from 2008 largely due to worsening market conditions.
     In calculating the retail and corporate lending provisions, principally within the Retail Banking and Corporate Banking segments, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook relative to historic experience. Had management used different assumptions regarding the current economic outlook, a larger or smaller provision for loans and advances would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2009. Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the provision charge for loans and advances in the Retail Banking segment could have decreased in 2009 from an actual provision charge of £711m (2008: £322m, 2007: £344m) by up to £127m (2008: £78m, 2007: £163m), with a potential corresponding increase in the Group’s profit before tax in 2009 of up to 8% (2008: 7%, 2007: 19%), or increased by up to £115m (2008: £66m, 2007: £52m), with a potential corresponding decrease in the Group’s profit before tax in 2009 of up to 7% (2008: 6%, 2007: 6%). The provision charge for loans and advances in the Corporate Banking segment could have decreased in 2009 from an actual provision charge of £36m by up to £15m, with a potential corresponding increase in the Group’s profit before tax in 2009 of up to 1%, or increased by up to £10m, with a potential corresponding decrease in the Group’s profit before tax in 2009 of up to 1%.
     The actual provision charge for retail lending of £711m (2008: £322m, 2007: £344m) and corporate lending of £36m (2008: £26m, 2007: £nil) in 2009 was based on what management estimated to be the most probable economic outlook within the range of reasonably possible assumptions.
     The provision charge for the Treasury asset portfolio acquired on 10 October 2008 of £93m (2008: £nil) was based on management’s assessment of impairment of each individual asset based on data available at 31 December 2009. A detailed analysis of the Treasury asset portfolio by type of instrument, credit structure, credit rating and geography can be found in the Risk Management Report on pages 77 to 85.
(b) Valuation of financial instruments
The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a ‘critical accounting estimate’ because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions; and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.

Financial Statements
Accounting Policies continued
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
     The Group trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit before tax in 2009. Detailed disclosures on financial instruments, including sensitivities, can be found in Note 49 on page 173. Further information about sensitivities (including value-at-risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Report on page 72.
(c) Provisions for misselling
The Group estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation from customers who claim reimbursement of bank charges, and misselling of endowment policies, payment protection insurance policies, and other products. The calculation of provisions for misselling is based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on management’s estimate for each of these three factors. In certain instances, the extent to which the Group is required to uphold claims is driven by binding legal decisions or precedents, as described in Note 37.
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
     The Consolidated Financial Statements for the year ended 31 December 2009 include a provision charge for misselling in the Retail Banking segment for an amount equal to £10m (2008: £40m release, 2007: £nil). The balance sheet provision decreased from £141m in 2008 to £43m in 2009, reflecting settlement of claims principally relating to Payment Protection Insurance.
     In calculating the misselling provision within the Retail Banking segment, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Had management used different assumptions regarding these factors, a larger or smaller provision for misselling would have resulted in the Retail Banking segment that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2009. Specifically, if management’s conclusions as to the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case were different, but within the range of what management deemed to be reasonably possible, the provision charge for misselling in the Retail Banking segment could have decreased in 2009 by up to £7m (2008: £8m, 2007: £29m), with a potential corresponding increase in the Group’s profit before tax in 2009 of up to 0.4% (2008: 1%, 2007: 3%), or increased by up to £8m (2008: £9m, 2007: £19m), with a potential corresponding decrease in the Group’s profit before tax in 2009 of up to 0.5% (2008: 1%, 2007: 2%). The actual charge in 2009 was based on what management estimated to be the most probable number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case within the range of reasonably possible outcomes.
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

Financial Statements
Accounting Policies continued
The Group considers accounting estimates related to pension provisions ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The Group’s assumptions principally about mortality, but also about price inflation, discount rates, pensions increases, and earnings growth are based on past experience and current economic trends, which are not necessarily an indication of future experience. Pension costs are charged to the line item ‘Administration expenses’, with the interest cost on liabilities and the expected return on scheme assets included within ‘Net trading and other income’ in the income statement. The provision is included in the Retirement benefit obligations line item in the balance sheet. If the Group believes that increases to the pensions cost are required, then the Group records additional costs that would be treated as a charge in the line item Administration expenses in the income statement.
     The Consolidated Financial Statements for the year ended 31 December 2009 include current year defined benefit service cost of £44m and a pension scheme deficit of £1,060m. The current year service cost of £44m (2008: £55m, 2007: £67m) decreased, reflecting reductions in active scheme membership, salary reviews, changes in pension increases, changes in mortality assumptions, changes in price inflation assumptions and changes in discount rate. The current year pension scheme deficit of £1,060m (2008: £803m, 2007: £979m) increased as a result of a reduction of 100 basis points in the net discount rate (i.e. the discount rate less the inflation rate) used to value the defined benefit scheme liabilities. The increase in assumed inflation also impacted the expected rate of pension increase, in turn leading to a further increase in scheme liabilities. These increases were partly offset by employer contributions made and improvements in asset values.
     In calculating the current year service cost and deficit, a range of outcomes was calculated based principally on management’s estimates regarding mortality, price inflation, discount rates, pensions increases, and earnings growth. Had management used different assumptions principally regarding mortality, but also price inflation, discount rate, pensions increases, and earnings growth, a larger or smaller charge for pension costs would have resulted that could have had a material impact on the Group’s reported profit before tax in 2009. Specifically, if management’s conclusions as to mortality, price inflation, discount rates, pensions increases, and earnings growth were different, but within the range of what management deemed to be reasonably possible conclusions, the charge for pension costs could have decreased in 2009 from an actual pension charge of £44m (2008: £55m, 2007: £67m) by up to £9m (2008: £8m, 2007: £13m), with a potential corresponding increase in the Group’s profit before tax in 2009 of up to 1% (2008: 1%, 2007: 2%), or increased by up to £6m (2008: £8m, 2007: £7m), with a potential corresponding decrease in the Group’s profit before tax in 2009 of up to 0.4% (2008: 1%, 2007: 1%). The actual current year service pension charge of £44m (2008: £55m, 2007: £67m) in 2009 was based on what management estimated to be the most probable mortality, price inflation, discount rates, pensions increases, and earnings growth within the range of reasonably possible values. Detailed disclosures on the pension deficit including sensitivities can be found in Note 36 on page 153.
(e) Deferred tax
The Group recognises deferred tax assets with respect to tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilised. At 31 December 2009 and 2008 the Group has recognised such deferred tax assets in full. As at 31 December 2009 this amounted to £297m (2008: £368m). The value of the deferred tax asset is based on management’s best estimate of the amount that will be recoverable in the foreseeable future. This estimate is based on management’s assessment of future taxable profits that are expected to arise over this period.
     The Group considers accounting estimates in respect of £297m (2008: £368m) of the deferred tax assets relating to the Alliance & Leicester group ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future taxable profits represent forward-looking estimates which are inherently vulnerable to changes in economic and market conditions, and (ii) any significant shortfall between the Group’s estimated taxable profits and actual taxable profits could require the Group to take charges which, if significant, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated future taxable profits are based on assumptions about future performance within the Group of which Alliance & Leicester plc is a part, and general economic conditions, which are not necessarily an indication of future performance.
     Changes to the value of deferred tax assets are charged to the line item ‘Taxation charge’ in the income statement. Changes in deferred tax assets are deducted from the ‘Deferred tax assets’ line item on the balance sheet. The Consolidated Financial Statements for the year ended 31 December 2009 do not include a charge for changes in the value of deferred tax assets arising in connection with the non recoverability of taxable losses. If management estimates of future tax profits were not met, it is possible that the deferred tax asset would still be recovered, but over a longer period, therefore it is not possible to quantify reliably a meaningful sensitivity or range of possible outcomes. Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire.
     It is management’s view that the recoverable value of the deferred tax asset will be unaffected by the scheme allowed by Part VII of the Financial Services and Markets Act 2000 under which the Company intends to transfer Alliance & Leicester plc’s business into Santander UK plc later this year, as described in Note 46.

Financial Statements
Notes to the Financial Statements
1. Segments
The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:
•	Retail Banking;

•	Corporate Banking;

•	Global Banking & Markets;

•	Private Banking; and

•	Group Infrastructure.
In 2009, the Bradford & Bingley off-shore deposit-taking business was managed and reported as part of Private Banking rather than Retail Banking. The segmental analysis of the Group’s results for 2008 has been amended to reflect this change. In addition, in 2009, the Group’s transfer pricing arrangements were updated to reflect the greater benefit of retail deposits in a period of higher funding costs. Prior years’ segmental analyses have been adjusted for consistency. In this report, the Retail Banking, Corporate Banking, Global Banking & Markets, Private Banking and Group Infrastructure segments are referred to as the Personal Financial Services (‘PFS’) businesses.
     The Group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Group has five segments. Retail Banking offers a range of personal banking, savings and mortgage products and services, under the brands Santander and Alliance & Leicester. Corporate Banking offers banking services principally to small and mid-sized UK companies under the brands Santander and Alliance & Leicester. Global Banking & Markets provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products. It also contains operations in run down. Private Banking offers specialist banking services and offered self-invested pension plans and WRAP products. Group Infrastructure consists of Asset and Liability Management activities, Group Capital, Funding and the Treasury asset portfolio of the Alliance & Leicester group.
     The segment information below is presented on the basis used by the Company’s board of directors (the ‘Board’) to evaluate performance, in accordance with IFRS 8. The Board reviews discrete financial information for each of its segments, including measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis (described in the Accounting Policies section on pages 109 to 123) as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments are:
•	Alliance & Leicester pre-acquisition trading basis results — Following the transfer of Alliance & Leicester plc to the Company in January 2009, the statutory results for the year ended 31 December 2009 include the consolidated results of the Alliance & Leicester group, whereas the statutory results for the year ended 31 December 2008 do not. In order to enhance the comparability of the results for the two periods, management reviews the 2008 results including the pre-acquisition results of the Alliance & Leicester group for that period.

•	Reorganisation and other costs — These comprise implementation costs in relation to the cost reduction projects including integration-related expenses, as well as certain remediation administration expenses and credit provisions. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

•	Depreciation of operating lease assets — The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income.

•	Profit on part sale of PFS subsidiaries — These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2009, there were no such profits. In 2008, the profit on the sale of the Porterbrook businesses was excluded. In 2007, the profit on the sale of 49% of James Hay, Cater Allen and Abbey Sharedealing, and small recoveries on certain other transactions were similarly excluded.

•	Hedging and other variances — The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

•	Capital and other charges — These principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess the effectiveness of capital investments.
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

Financial Statements
Notes to the Financial Statements continued
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
a) Segmental information
2009

			Global		Group
	Retail	Corporate	Banking &	Private	Infra-		Adjust-	Group
	Banking	Banking	Markets	Banking	structure	Total	ments	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,257	294	—	130	(340)	3,341	71	3,412
Non-interest income	707	163	380	34	33	1,317	(33)	1,284

Total trading income	3,964	457	380	164	(307)	4,658	38	4,696

Administration expenses	(1,312)	(168)	(101)	(66)	(145)	(1,792)	(56)	(1,848)
Depreciation & amortisation	(130)	(13)	(3)	(2)	(4)	(152)	(108)	(260)

Total trading expenses	(1,442)	(181)	(104)	(68)	(149)	(1,944)	(164)	(2,108)

Impairment losses on loans and advances	(712)	(31)	—	(2)	(57)	(802)	(40)	(842)
Provisions for other liabilities and charges	—	—	—	—	—	—	(56)	(56)

Trading profit/(loss) before tax	1,810	245	276	94	(513)	1,912	(222)	1,690

Adjust for:
Reorganisation and other costs	(79)	—	—	—	(107)	(186)
Hedging and other variances	(11)	—	—	—	(25)	(36)
Capital and other charges	(180)	(86)	—	8	258	—

Profit/(loss) before tax	1,540	159	276	102	(387)	1,690

Average number of staff	18,985	522	115	819	289	20,730

Total assets	175,816	21,816	53,260	176	34,223	285,291

Adjustments comprise:

					Impairment	Provisions
	Net	Non		Depreciation	on loans	for other
	interest	interest	Administration	and	and	liabilities	Profit
	income	income	expenses	amortisation	advances	and charges	before tax
	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	—	—	(56)	(34)	(40)	(56)	(186)
Depreciation on operating lease assets	—	74	—	(74)	—	—	—
Hedging and other variances	71	(107)	—	—	—	—	(36)

	71	(33)	(56)	(108)	(40)	(56)	(222)

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
2008

			Global		Group
	Retail	Corporate	Banking &	Private	Infra-		Adjust-	Group
	Banking	Banking	Markets	Banking	structure	Total	ments	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,282	134	—	99	(126)	2,389	(617)	1,772
Non-interest income	836	264	326	37	42	1,505	(273)	1,232

Total trading income	3,118	398	326	136	(84)	3,894	(890)	3,004

Administration expenses	(1,274)	(219)	(104)	(63)	(169)	(1,829)	486	(1,343)
Depreciation & amortisation	(84)	(20)	(3)	(1)	(3)	(111)	(91)	(202)

Total trading expenses	(1,358)	(239)	(107)	(64)	(172)	(1,940)	395	(1,545)

Impairment losses on loans and advances	(442)	(44)	—	(3)	—	(489)	141	(348)
Provisions for other Liabilities and charges	—	—	—	—	—	—	(17)	(17)

Trading profit/(loss) before tax	1,318	115	219	69	(256)	1,465	(371)	1,094

Adjust for:
A&L pre-acquisition trading basis results	(300)	(34)	—	(8)	178	(164)
Reorganisation and other costs	(121)	—	—	—	(42)	(163)
Profit on part sale of PFS subsidiaries	—	40	—	—	—	40
Hedging and other variances	—	—	—	—	(84)	(84)
Capital and other charges	(103)	(14)	—	16	101	—

Profit/(loss) before tax	794	107	219	77	(103)	1,094

Average number of staff	13,475	226	300	638	190	14,829

Total assets	166,681	20,057	52,558	179	57,835	297,310

Financial Statements
Notes to the Financial Statements continued
Adjustments comprise:

						Provisions for
	Net	Non		Depreciation	Impairment	other	Profit
	interest	interest	Administration	and	on loans and	liabilities and	before
	income	income	expenses	amortisation	advances	charges	tax
	£m	£m	£m	£m	£m	£m	£m

A&L pre-acquisition trading basis results	(617)	(330)	552	48	183	—	(164)
Reorganisation and other costs	—	(16)	(66)	(22)	(42)	(17)	(163)
Depreciation on operating lease assets	—	117	—	(117)	—	—	—
Profit on part sale of PFS subsidiaries	—	40	—	—	—	—	40
Hedging and other variances	—	(84)	—	—	—	—	(84)

	(617)	(273)	486	(91)	141	(17)	(371)

The comparative trading basis segmental results analyses above for the year ended 31 December 2008 include the pre-acquisition trading basis results for the Alliance & Leicester group for the reasons described in the section entitled ‘Alliance & Leicester pre-acquisition trading basis results’ on the previous page.
     The Alliance & Leicester group was not part of the Group at that time, and the inclusion of these pre-acquisition trading basis results in the 2008 comparatives in the internal segmental information reviewed by the Board is intended only to enhance the comparability of the results for the two periods. These pre-acquisition trading basis results do not form part of the statutory results of the Group for the year ended 31 December 2008. The inclusion of these results in the internal segmental information reviewed by the Board is not intended to imply that the Alliance & Leicester group was part of the Group at that time, and should not be interpreted as attempting to do so.
     Details of the pre-acquisition financial information included above, by segment, are as follows:
Alliance & Leicester group full year trading basis results for the year ended 31 December 2008

	Retail	Corporate	Private	Group
	Banking	Banking	Banking	Infra-structure	Total
	£m	£m	£m	£m	£m

Net interest income	592	147	10	(132)	617
Non-interest income	211	131	2	(14)	330

Total trading income	803	278	12	(146)	947

Administration expenses	(344)	(174)	(4)	(30)	(552)
Depreciation & amortisation	(26)	(20)	—	(2)	(48)

Total operating expenses excluding provisions and charges	(370)	(194)	(4)	(32)	(600)

Impairment losses on loans and advances	(133)	(50)	—	—	(183)

Total operating provisions and charges	(133)	(50)	—	—	(183)

Trading profit/(loss) before tax	300	34	8	(178)	164

2007

			Global		Group
	Retail	Corporate	Banking &	Private	Infra-		Adjust-	Group
	Banking	Banking	Markets	Banking	structure	Total	ments	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,538	(31)	—	70	(78)	1,499	—	1,499
Non-interest income	635	132	260	34	55	1,116	167	1,283

Total trading income	2,173	101	260	104	(23)	2,615	167	2,782

Administration expenses	(937)	(30)	(105)	(59)	(105)	(1,236)	(133)	(1,369)
Depreciation & amortisation	(59)	—	(2)	(2)	—	(63)	(142)	(205)

Total trading expenses	(996)	(30)	(107)	(61)	(105)	(1,299)	(275)	(1,574)

Impairment losses on loans and advances	(239)	29	—	(2)	—	(212)	(132)	(344)

Trading profit/(loss) before tax	938	100	153	41	(128)	1,104	(240)	864

Adjust for:
Reorganisation and other costs	(139)	—	(6)	(1)	(132)	(278)
Profit on part sale of PFS subsidiaries	—	5	—	—	105	110
Hedging and other variances	—	—	—	—	(72)	(72)
Capital and other charges	(89)	(11)	—	19	81	—

Profit/(loss) before tax	710	94	147	59	(146)	864

Average number of staff	13,269	166	389	858	221	14,903

Total assets	114,306	9,357	54,029	211	21,720	199,623

Adjustments comprise:

	Non		Depreciation	Impairment on	Provisions for	Profit
	interest	Administration	and	loans and	other liabilities	before
	income	expenses	amortisation	advances	and charges	tax
	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	—	(133)	(13)	(132)	—	(278)
Depreciation on operating lease assets	129	—	(129)	—	—	—
Profit on part sale of PFS subsidiaries	110	—	—	—	—	110
Hedging and other variances	(72)	—	—	—	—	(72)

	167	(133)	(142)	(132)	—	(240)

Financial Statements
Notes to the Financial Statements continued
b) Geographical information

	Group
	2009	2008	2007
	£m	£m	£m

Total operating income
United Kingdom	4,625	2,974	2,678
Other	71	30	104

	4,696	3,004	2,782

	2009	2008
	£m	£m

Total assets other than financial instruments, current tax assets and deferred tax assets
United Kingdom	2,842	2,704
Other	4	2

	2,846	2,706

2. Net interest income

	Group
	2009	2008	2007
	£m	£m	£m

Interest and similar income:
Loans and advances to banks	155	448	227
Loans and advances to customers	6,823	7,394	6,747
Other interest-earning financial assets	340	73	69

Total interest and similar income	7,318	7,915	7,043

Interest expense and similar charges:
Deposits by banks	193	218	200
Deposits by customers	2,256	3,155	2,905
Debt securities in issue and other borrowed funds	865	2,218	1,955
Other interest-bearing financial liabilities	592	552	484

Total interest expense and similar charges	3,906	6,143	5,544

Net interest income	3,412	1,772	1,499

3. Net fee and commission income

	Group
	2009	2008	2007
	£m	£m	£m

Fee and commission income:
Retail products	674	461	450
Insurance products	158	155	201
Asset management	154	152	134

Total fee and commission income	986	768	785

Fee and commission expense:
Other fees paid	162	97	90

Total fee and commission expense	162	97	90

Net fee and commission income	824	671	695

4. Net trading and other income

	Group
	2009	2008	2007
	£m	£m	£m

Net trading and funding of other items by the trading book	187	54	260
Income from operating lease assets	95	223	245
Income on assets designated at fair value through profit or loss	95	916	368
Expense on liabilities designated at fair value through profit or loss	(117)	(435)	(382)
Gains/(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	230	(396)	(19)
Profit on sale of a non-controlling interest in subsidiary undertakings	—	—	105
Profit on sale of subsidiary undertakings	—	40	7
Profit/(loss) on sale of fixed assets	2	(17)	5
Hedge ineffectiveness and other	(32)	176	(2)

	460	561	587

Financial Statements
Notes to the Financial Statements continued
5. Administration expenses

	Group
	2009	2008	2007
	£m	£m	£m

Staff costs:
Wages and salaries	697	545	529
Social security costs	71	45	42
Pensions costs: — defined contribution plans	20	8	7
— defined benefit plans	55	47	62
Other personnel costs	62	50	77

	905	695	717
Property, plant and equipment expenses	227	182	191
Information technology expenses	311	201	195
Other administration expenses	405	265	266

	1,848	1,343	1,369

Included in wages and salaries is £5m (2008: £7m, 2007: £3m) which arose from equity-settled share-based payments, of which £nil (2008: £nil, 2007: £3m) related to option-based schemes. Also included in wages and salaries was £5m (2008: release of £28m, 2007: £8m) which arose from cash-settled share-based payments.
6. Depreciation and amortisation

	Group
	2009	2008	2007
	£m	£m	£m

Depreciation of property, plant and equipment excluding operating lease assets	163	78	76
Depreciation of operating lease assets	75	117	129
Amortisation of intangible fixed assets	22	7	—

	260	202	205

7. Audit and other services
The fees for audit and other services payable to the Company’s auditors, Deloitte LLP, are analysed as follows:

	Group
	2009	2008	2007
	£m	£m	£m

Audit fees:
- Fees payable to the Company’s auditor for the audit of the Group’s annual accounts	1.9	1.6	1.2
- Fees payable to the Company’s auditor and its associates for the audit of the Company’s subsidiaries pursuant to legislation	2.3	1.6	1.6

Total audit fees	4.2	3.2	2.8

Non-audit fees:
Other assurance services
- Other services pursuant to legislation	1.2	0.7	1.4
- Tax compliance services	—	—	—
- Other assurance	0.4	0.8	0.6

Total assurance services fees	1.6	1.5	2.0

Other services
- Tax services	0.7	0.4	—
- Other services	—	—	0.1

Total other services	0.7	0.4	0.1

Total non-audit fees	2.3	1.9	2.1

Other services pursuant to legislation relate to services carried out by the auditors in relation to statutory and regulatory filings of the Company and its associates. Of this category, £1.1m (2008: £0.6m, 2007: £1.2m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission guidance. The remaining £0.1m (2008: £0.1m, 2007: £0.2m) accords with the definition of ‘Other services’ per that guidance.
     Other assurance relates to services performed in connection with securitisation and debt issuances. Of this category, £nil (2008: £0.2m, 2007: £0.1m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission guidance. Of the remaining balance £0.3m (2008: £0.3m, 2007: £0.2m) accords with the definition of ‘Audit related fees’ per that guidance and £0.1m (2008: £0.3m, 2007: £0.3m) accords with the definition of ‘Other services’ per that definition.
     No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditors during these years. A framework for ensuring auditors’ independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Audit and Risk Committee. All services provided by the Group’s external auditors are either pre-approved or approved by the Audit and Risk Committee.

Financial Statements
Notes to the Financial Statements continued
8. Impairment losses/(recoveries) on loans and advances

	Group
	2009	2008	2007
	£m	£m	£m

Impairment losses on loans and advances	897	394	388
Recoveries of loans and advances	(55)	(46)	(44)

	842	348	344

9. Taxation charge

	Group
	2009	2008	2007
	£m	£m	£m

Current tax:
UK corporation tax on profit of the year	124	218	122
Adjustments and reclassifications in respect of prior periods	(117)	(65)	(31)

Total current tax	7	153	91

Deferred tax:
Current year	388	95	68
Adjustments and reclassifications in respect of prior periods	50	27	20

Total deferred tax	438	122	88

Tax on profit for the year	445	275	179

UK corporation tax is calculated at 28% (2008: 28.5%, 2007: 30%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 30% to 28% with effect from 1 April 2008. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
     The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Company as follows:

	Group
	2009	2008	2007
	£m	£m	£m

Profit before tax	1,690	1,094	864

Tax calculated at a tax rate of 28% (2008: 28.5%, 2007: 30%)	473	310	259
Non taxable gain on sale of subsidiary undertakings	(5)	(11)	(33)
Non deductible preference dividends paid	8	8	9
Effect of non-allowable provisions and other non-equalised items	51	19	(10)
Non-taxable dividend income	(4)	(5)	(3)
Effect of non-UK profits and losses	(8)	(8)	(11)
Utilisation of capital losses for which credit not previously recognised	(3)	—	(11)
Effect of change in tax rate on deferred tax provision	—	—	(10)
Adjustment to prior year provisions	(67)	(38)	(11)

Income tax expense	445	275	179

In addition to the income tax expense charged to profit or loss, a deferred tax asset of £172m (2008: £8m, 2007: £9m) has been recognised in equity in the year. Further information about deferred income tax is presented in Note 25.
10. Profit/(loss) on ordinary activities after tax
The profit after tax of the Company attributable to the shareholders was £747m (2008: £1,328m, 2007: £351m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s profit and loss account has not been presented in these Consolidated Financial Statements.
11. Cash and balances with central banks

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Cash in hand	710	804	308	347
Balances with central banks	3,453	3,213	2,958	2,109

	4,163	4,017	3,266	2,456

For regulatory purposes, certain minimum cash balances are required to be maintained with the Bank of England. At 31 December 2009, these amounted to £184m (2008: £171m).

Financial Statements
Notes to the Financial Statements continued
12. Trading assets

	Group
	2009	2008
	£m	£m

Balances with central banks	—	2,498
Loans and advances to banks	5,252	4,947
Loans and advances to customers	10,628	1,310
Debt securities	15,932	16,801
Equity securities	1,478	708

	33,290	26,264

Debt securities can be analysed by type of issuer as follows:

	Group
	2009	2008
	£m	£m

Issued by public bodies:
- Government securities	2,856	3,139
Issued by other issuers:
- Bank and building society certificates of deposit: Government guaranteed	205	3,119
- Bank and building society certificates of deposit: Other	1,730	5,266
- Floating rate notes	3,038	4,724
- Floating rate notes: Government guaranteed	8,090	553
- Other debt securities: Other	13	—

	15,932	16,801

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2009	2008
	£m	£m

Debt securities:
- Listed in the UK	12,803	9,576
- Listed elsewhere	3,129	7,225
- Unlisted	—	—

	15,932	16,801

Equity securities:
- Listed in the UK	1,183	317
- Listed elsewhere	295	391

	1,478	708

The Company has no trading assets (2008: nil).
13. Derivative financial instruments
All derivatives are required to be held at fair value through profit or loss. Derivatives are classified as held for trading unless they are designated as being in a hedge relationship. Derivatives are held for trading or for risk management purposes. The Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.
Derivatives held for trading purposes
Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities, its objectives are to gain value by:
•	Marketing derivatives to end users and hedging the resulting exposures efficiently; and

•	The management of trading exposure reflected on the Group’s balance sheet.
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

Financial Statements
Notes to the Financial Statements continued
The derivatives table in the Market Risk discussion within the Group Infrastructure section of the Risk Management Report summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivative used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.
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
     Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship are classified as derivatives held for trading in the table below. Derivatives that have been designated as in a hedging relationship are classified as derivatives held for hedging below.
2009

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	113,036	3,101	409
- Foreign exchange swaps and forwards	22,496	164	112

	135,532	3,265	521

Interest rate contracts:
- Interest rate swaps	554,709	14,905	13,226
- Caps, floors and swaptions	80,075	1,767	737
- Futures (exchange traded)	89,379	4	—
- Forward rate agreements	77,170	56	61

	801,333	16,732	14,024

Equity and credit contracts:
- Equity index and similar products	4,736	881	1,311
- Equity index options (exchange traded)	71,662	563	871
- Credit default swaps and similar products	3,737	31	48

	80,135	1,475	2,230

Total derivative assets and liabilities held for trading	1,017,000	21,472	16,775

2009

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	6,515	860	—
Interest rate contracts:
- Interest rate swaps	45,093	495	2,185
Equity and credit contracts:
- Equity index and similar products	—	—	3

Total derivative assets and liabilities held for fair value hedging	51,608	1,355	2,188

Total recognised derivative assets and liabilities	1,068,608	22,827	18,963

2009

	Company
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	19,983	123	2,810
Interest rate contracts:
- Interest rate swaps	57,029	1,093	1
- Caps, floors and swaptions	146	2	—

	57,175	1,095	1

Equity and credit contracts:
- Equity index and similar products	273	38	190

Total derivative assets and liabilities held for trading	77,431	1,256	3,001

Financial Statements
Notes to the Financial Statements continued
2009

	Company
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	1,846	796	—
Interest rate contracts:
- Interest rate swaps	4,797	487	352

Total derivative assets and liabilities held for fair value hedging	6,643	1,283	352

Total recognised derivative assets and liabilities	84,074	2,539	3,353

2008

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	33,507	8,236	551
- Foreign exchange swaps and forwards	19,563	1,421	1,129

	53,070	9,657	1,680

Interest rate contracts:
- Interest rate swaps	471,976	16,887	16,658
- Caps, floors and swaptions	44,529	1,782	1,842
- Futures (exchange traded)	55,534	232	—
- Forward rate agreements	250,324	604	599

	822,363	19,505	19,099

Equity and credit contracts:
- Equity index and similar products	16,245	1,597	3,659
- Equity index options (exchange traded)	11,564	843	803
- Credit default swaps and similar products	1,854	111	179

	29,663	2,551	4,641

Total derivative assets and liabilities held for trading	905,096	31,713	25,420

2008

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	2,595	1,136	—
Interest rate contracts:
- Interest rate swaps	85,183	2,276	2,390

Total derivative assets and liabilities held for fair value hedging	87,778	3,412	2,390

Total recognised derivative assets and liabilities	992,874	35,125	27,810

2008

	Company
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	22,004	1,611	3,334
Interest rate contracts:
- Interest rate swaps	56,457	490	162
- Caps, floors and swaptions	246	3	—

	56,703	493	162

Equity and credit contracts:
- Equity index and similar products	685	8	176

Total derivative assets and liabilities held for trading	79,392	2,112	3,672

2008

	Company
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	1,570	—	1,394
Interest rate contracts:
- Interest rate swaps	5,141	623	327

Total derivative assets and liabilities held for fair value hedging	6,711	623	1,721

Total recognised derivative assets and liabilities	86,103	2,735	5,393

Financial Statements
Notes to the Financial Statements continued
Net gains or losses arising from fair value hedges included in net trading and other income

	Group
	2009	2008	2007
	£m	£m	£m

Net gains/(losses):
- on hedging instruments	647	39	(413)
- on hedged items attributable to hedged risks	(579)	53	449

	68	92	36

The Group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are presented in the table above on a combined basis.
14. Financial assets designated at fair value

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Loans and advances to banks	—	—	160	162
Loans and advances to customers	6,379	6,687	45	44
Debt securities	5,979	4,690	36,940	47,319

	12,358	11,377	37,145	47,525

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis, or where a contract contains one or more embedded derivatives.
     The following assets have been designated at fair value through profit or loss:
•	Loans and advances to customers, representing certain loans secured on residential property to housing associations. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.

•	Debt securities representing holdings of asset-backed securities of £5,929m (2008: £4,690m) and collateralised synthetic obligations of £50m (2008: £nil):
•	At the date of their acquisition, the asset-backed securities were managed, and their performance was evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided internally on that basis to the Group’s key management personnel. Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39.

•	The collateralised synthetic obligations contain embedded derivatives which would otherwise require bifurcation and separate recognition as derivatives. The collateralised synthetic obligations were initially recognised in 2009 upon the consolidation of the assets of the Group’s Conduit vehicles as described in ‘Exposure to Off-Balance Sheet Entities sponsored by the Group — Secured Loan to Conduit’ in the Risk Management Report.
The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £6,261m (2008: £6,335m) for the Group and £204m (2008: £206m) for the Company. The maximum exposure was mitigated by the Group having a charge over the residential properties in respect of lending to housing associations. Of the movement in the fair value of the loans and advances to banks, loans and advances to customers and debt securities an amount of £247m (2008: £474m) was due to changes in credit spreads.
     Debt securities can be analysed by listing status as follows:

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Listed in the UK	—	—	18,463	26,978
Listed elsewhere	3,224	4,120	18,016	20,341
Unlisted	2,755	570	461	—

	5,979	4,690	36,940	47,319

15. Loans and advances to banks

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Placements with other banks	1,605	6,648	995	970
Amounts due from parent	5,995	9,353	1	1,004
Amounts due from associated undertakings	1,551	—	1	334
Amounts due from subsidiaries	—	—	108,661	114,178

	9,151	16,001	109,658	116,486

Financial Statements
Notes to the Financial Statements continued
During the year, no impairment losses were incurred (2008: £nil, 2007: £nil).

	Group		Company
	2009	2008	2009	2008
Repayable:	£m	£m	£m	£m

On demand	1,457	3,555	5,551	7,826
In not more than 3 months	5,055	1,985	46,580	50,759
In more than 3 months but not more than 1 year	2,390	8,980	14,552	6,135
In more than 1 year but not more than 5 years	95	61	21,951	18,263
In more than 5 years	154	1,420	21,024	33,503

	9,151	16,001	109,658	116,486

16. Loans and advances to customers

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Advances secured on residential properties	160,802	152,493	122,746	115,474
Corporate loans	12,173	13,284	—	24
Finance leases	1,602	1,792	—	—
Other secured advances	3,819	4,209	3,759	4,133
Other unsecured advances	5,250	6,747	5,036	3,082
Amounts due from fellow group subsidiaries	4,457	2,652	71	—
Amounts due from subsidiaries	—	—	1,036	1,328

Loans and advances to customers	188,103	181,177	132,648	124,041
Less: loan loss allowances	(1,299)	(1,001)	(899)	(722)

Loans and advances to customers, net of loan loss allowances	186,804	180,176	131,749	123,319

	Group		Company
	2009	2008	2009	2008
Repayable:	£m	£m	£m	£m

On demand	997	636	534	523
In no more than 3 months	6,591	6,712	1,575	1,418
In more than 3 months but not more than 1 year	4,909	5,974	3,311	2,532
In more than 1 year but not more than 5 years	26,411	25,585	14,653	13,248
In more than 5 years	149,195	142,270	112,575	106,320

Loans and advances to customers	188,103	181,177	132,648	124,041
Less: loan loss allowances	(1,299)	(1,001)	(899)	(722)

Loans and advances to customers, net of loan loss allowances	186,804	180,176	131,749	123,319

The Group’s leasing subsidiaries enter into finance lease and hire purchase arrangements with customers, as follows.
Gross investment in finance leases and hire purchase contracts receivable

	2009	2008
	£m	£m

Within 1 year	240	333
Between 1-5 years	543	699
In more than 5 years	1,570	1,556

	2,353	2,588
Unearned future finance income on finance leases and hire purchase contracts	(751)	(797)

Net investment in finance leases and hire purchase contracts	1,602	1,791

The net investment in finance leases and hire purchase contracts is analysed as follows:

	2009	2008
	£m	£m

Within 1 year	246	230
Between 1-5 years	435	484
In more than 5 years	921	1,077

Net investment in finance leases and hire purchase contracts	1,602	1,791

Included in the carrying value of Net investment in finance leases and hire purchase contracts is £13m (2008: £48m) residual value at the end of the current lease terms, which will be recovered through re-letting or sale.
     Included within loans and advances to customers are £15,150m (2008: £24,101m) of mortgage advances assigned to bankruptcy remote special purpose entities, Abbey Covered Bonds LLP and Alliance & Leicester Covered Bonds LLP. These loans provide security to issues of covered bonds made by the Company and Alliance & Leicester plc.

Financial Statements
Notes to the Financial Statements continued
Loans and advances to customers have the following interest rate structures:

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Fixed rate	77,427	90,214	62,222	66,682
Variable rate	110,676	90,963	70,426	57,359
Less: loan loss allowances	(1,299)	(1,001)	(899)	(722)

	186,804	180,176	131,749	123,319

Movement in loan loss allowances:
2009

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2009
- Individually assessed	174	13	—	37	227	451
- Collectively assessed	184	289	1	11	65	550

	358	302	1	48	292	1,001

Charge/(release) to the income statement:
- Individually assessed	223	172	5	30	539	969
- Collectively assessed	(13)	(117)	—	1	(12)	(141)

	210	55	5	31	527	828

Write offs	(84)	—	(4)	(17)	(425)	(530)

At 31 December 2009:
- Individually assessed	313	185	1	50	341	890
- Collectively assessed	171	172	1	12	53	409

	484	357	2	62	394	1,299

2008

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2008:
- Individually assessed	74	—	—	32	250	356
- Collectively assessed	102	—	—	8	85	195

	176	—	—	40	335	551

Charge/(release) to the income statement:
- Individually assessed	132	13	—	14	239	398
- Collectively assessed	21	13	—	3	(41)	(4)

	153	26	—	17	198	394

Write offs	(32)	—	—	(9)	(262)	(303)

Acquired through business combinations	61	276	1	—	21	359

At 31 December 2008:
- Individually assessed	174	13	—	37	227	451
- Collectively assessed	184	289	1	11	65	550

	358	302	1	48	292	1,001

2007

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2007:
- Individually assessed	45	—	1	73	243	362
- Collectively assessed	60	—	—	3	111	174

	105	—	1	76	354	536

Charge/(release) to the income statement:
- Individually assessed	38	—	—	(17)	346	367
- Collectively assessed	42	—	—	5	(26)	21

	80	—	—	(12)	320	388

Write offs	(9)	—	(1)	(24)	(339)	(373)

At 31 December 2007:
- Individually assessed	74	—	—	32	250	356
- Collectively assessed	102	—	—	8	85	195

	176	—	—	40	335	551

Financial Statements
Notes to the Financial Statements continued

	Company
	Loans secured	Amounts		Other	Other
	on residential	due from	Finance	secured	unsecured
	property	subsidiaries	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2009	297	113	—	42	270	722
Charge/(release) to the income statement	182	(15)	—	31	421	619
Write offs	(84)	—	—	(18)	(340)	(442)

At 31 December 2009	395	98	—	55	351	899

As at 1 January 2008	176	136	—	11	331	654
Charge/(release) to the income statement	153	(23)	—	32	197	359
Write offs	(32)	—	—	(1)	(258)	(291)

At 31 December 2008	297	113	—	42	270	722

As at 1 January 2007	105	161	1	4	352	623
Charge/(release) to the income statement	80	(25)	—	8	316	379
Write offs	(9)	—	(1)	(1)	(337)	(348)

At 31 December 2007	176	136	—	11	331	654

Recoveries:

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

2009	1	23	1	—	30	55

2008	1	—	—	12	33	46

2007	2	—	—	6	36	44

17. Securitisation of assets
Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies, and have been funded primarily through the issue of mortgage-backed securities. No gain or loss has been recognised as a result of these sales. These securitisation companies are consolidated and included in the Group financial statements as subsidiaries.
Master Trust Structures
The Group makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors or the Group. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities, or to use the asset-backed securities as collateral for raising funds. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator.
     Using this structure, the Group has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for the Company and Holmes Funding Limited and Holmes Funding 2 Limited. In June 2009, two new entities were incorporated (Holmes Master Issuer 2 plc and Holmes Funding 2 Limited) in order to enable the separation of the intercompany issuances from the third party issuances. Holmes Funding Limited and Holmes Funding 2 Limited acquire beneficial interests in the portfolios of mortgages with funds borrowed from the securitisation companies Holmes Financing (No.s 1, 9, and 10) plc, Holmes Master Issuer plc and Holmes Master Issuer 2 plc.
     In January 2009 the remaining mortgages backed securities in Holmes Financing (No. 8) plc were redeemed. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc, and amounts to £13.0bn at 31 December 2009. Mortgage backed notes totalling £3.0bn equivalent were redeemed during the year. In April 2008 the remaining mortgage backed securities in issue in Holmes Financing (No. 6) plc and Holmes Financing (No. 7) plc were redeemed.
     Alliance & Leicester plc established the Fosse Master Trust securitisation structure in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited. Mortgage backed notes totalling £0.6bn equivalent were redeemed during the year.
     Alliance & Leicester plc established the Langton Master Trust securitisation structure on 25 January 2008. Notes were issued by Langton Securities (2008-1) plc, Langton Securities (2008-2) plc and Langton Securities (2008-3) plc to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding or for subsequent transfer of Notes to investors outside the Group. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited.

Financial Statements
Notes to the Financial Statements continued
The Company and its subsidiaries are under no obligation to support any losses that may be incurred by the Holmes, Fosse and Langton securitisation companies or holders of the securities and do not intend to provide such further support. Holders of the securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Holmes, Fosse and Langton securitisation companies are sufficient to support such payments, and the holders of the securities have agreed in writing not to seek recourse in any other form.
     The Company and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. The Company and its subsidiaries have no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by the Company or its subsidiaries at the time of transfer are breached.
     In April and December 2008, Holmes Funding Limited acquired, at book value, additional beneficial interests in the trust property vested in Holmes Trustees Limited. These further beneficial interests of £8.2bn and £13.4bn, respectively, were acquired through borrowing from Holmes Master Issuer plc, which funded its advances to Holmes Funding Limited through the issue of mortgage backed securities. All of the mortgage backed securities issued in 2008 were acquired by the Company. It is intended that any future issues will continue to be made from Holmes Master Issuer plc or Holmes Master Issuer 2 plc.
Bracken Securities plc
In October 2007 Alliance & Leicester plc securitised £10,367m of residential mortgage assets to Bracken Securities plc. Notes of £10,367m were issued by Bracken Securities plc to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding or for subsequent transfer of Notes to investors outside the Alliance & Leicester group.
Outstanding balances of assets securitised and non-recourse finance under the Holmes structure at 31 December 2009 were:

		Gross assets	Non-recourse	Issued to Santander
	Closing date of	securitised	finance	UK plc as collateral
Securitisation company	securitisation	£m	£m	£m

Holmes Financing (No. 1) plc	26 July 2000	275	275	—
Holmes Financing (No. 9) plc	8 December 2005	1,053	1,658	—
Holmes Financing (No. 10) plc	8 August 2006	1,526	1,639	—
Holmes Master Issuer plc — 2006/1	28 November 2006	1,767	2,015	—
Holmes Master Issuer plc — 2007/1	28 March 2007	3,392	4,985	—
Holmes Master Issuer plc — 2007/2	20 June 2007	4,319	5,263	—
Holmes Master Issuer plc — 2007/3	21 December 2007	7,259	—	8,914
Holmes Master Issuer plc — 2008/1	10 April 2008	8,240	—	9,103
Holmes Master Issuer plc — 2008/2	19 December 2008	12,758	—	13,209
Beneficial interest in mortgages held by Holmes Trustees Ltd		12,980	—	—

		53,569	15,835	31,226

The gross assets securitised represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the securitisation companies. The beneficial interest in the mortgages held by Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master trust structure.
     The Holmes securitisation companies have placed cash deposits totalling £1.8bn, which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The Holmes securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the securitisation companies.
The Fosse, Bracken and Langton securitisation companies have cash deposits totalling £115m, which have been accumulated to finance the redemption of a number of securities issued by the Fosse, Bracken and Langton securitisation companies. The Fosse, Bracken and Langton securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.
     In March 2010 the Group issued through the Fosse Master Trust the first publicly-placed mortgage-backed securitisation transaction from a UK bank since 2007; other recent transactions from UK banks had included an investor put. The transaction was denominated in both pounds sterling and euro and raised approximately £1.4bn.
     Outstanding balances of assets securitised and non-recourse finance under the Fosse, Bracken and Langton structures at 31 December 2009 were:

		Gross assets	Non-recourse	Issued to A&L plc as
	Closing date	securitised	finance	collateral
Securitisation company	of securitisation	£m	£m	£m

Fosse Master Issuer plc	28 November 2006	1,859	1,924	—
Fosse Master Issuer plc	1 August 2007	2,050	2,080	—
Fosse Master Issuer plc	21 August 2008	287	314	—
Bracken Securities plc	11 October 2007	6,736	—	6,909
Langton Securities (2008-1) plc	25 January 2008	1,227	—	1,228
Langton Securities (2008-2) plc	5 March 2008	2,210	—	2,211
Langton Securities (2008-3) plc	17 June 2008	3,521	—	3,522
Beneficial interest in mortgages held by Fosse Master Trust Ltd		2,251	—	—
Beneficial interest in mortgages held by Langton Master Trust Ltd		1,572	—	—

		21,713	4,318	13,870

Financial Statements
Notes to the Financial Statements continued
18. Available-for-sale securities

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Debt securities	747	2,618	—	—
Equity securities	50	45	30	25

	797	2,663	30	25

Maturities of debt securities:

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Due in less than 3 months	91	1,644	—	—
Due in more than 3 months but less than 1 year	405	970	—
Due in more than 1 year but less than 5 years	251	4	—	—
Due in more than one year but not more than 5 years	—	—	—	—

	747	2,618	—	—

Equity securities do not bear interest. Equity securities can be analysed by listing status as follows:

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Listed in the UK	11	10	—	—
Unlisted	39	35	30	25

	50	45	30	25

The movement in available-for-sale securities can be summarised as follows:

	Group	Company
	£m	£m

At 1 January 2009	2,663	25
Additions	1,133	8
Redemptions and maturities	(3,001)	(3)
Amortisation of discount	8	—
Movement in fair value	(6)	—

At 31 December 2009	797	30

	Group	Company
	£m	£m

At 1 January 2008	40	28
Additions	1,222	9
Acquired through business combinations	1,658	—
Redemptions and maturities	(286)	(8)
Amortisation of discount	21	—
Movement in fair value	8	(4)

At 31 December 2008	2,663	25

	Group	Company
	£m	£m

At 1 January 2007	23	12
Redemptions and maturities	(2)	(2)
Movement in fair value	19	18

At 31 December 2007	40	28

19. Loan and receivable securities

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Loan and receivable securities	9,898	14,107	2	—

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Group. Upon initial recognition by the Group, the securities were classified as ‘loans and receivables’ as the Group identified that a rare circumstance of extreme market illiquidity existed at that time. The Group has the intention to hold the assets for the foreseeable future or until maturity.

Financial Statements
Notes to the Financial Statements continued
In 2009, the Group recognised additional securities as a result of the requirement to consolidate the assets of the Group’s Conduit vehicles, rather than recognising the Group’s loans to the Conduit vehicles and treating the assets of the Conduit vehicles as off-balance sheet, as described in “Exposure to Off-Balance Sheet Entities sponsored by the Group — Secured Loan to Conduit” in the Risk Management Report on page 84. Upon initial recognition by the Group, these securities were classified as ‘loans and receivables’.
     Detailed analysis of these securities is contained in the Risk Management Report.
20. Investment in subsidiary undertakings
Investments in subsidiaries are held at cost subject to impairment. The movement in investments in subsidiary undertakings was as follows:

	Company
	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2009	5,252	(105)	5,147
Additions	2,136	(211)	1,925
Disposals within the Group/repayment of investment	(45)	11	(34)

At 31 December 2009	7,343	(305)	7,038

	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2008	5,213	(160)	5,053
Additions	133	—	133
Disposals within the Group	(94)	—	(94)
Write-back of impairments/repayment of investment	—	55	55

At 31 December 2008	5,252	(105)	5,147

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc (wholly owned by Banco Santander, S.A. and the Company) shares to the Company in exchange for 12,631,375,230 newly issued ordinary shares of the Company (the ‘Transfer’). The result of this was to increase the Company’s holding of 35.6% of Alliance & Leicester plc’s equity voting interests to 100%. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc. As described more fully in Note 47, the transfer of Alliance & Leicester plc has been accounted for by the Company with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired control of Alliance & Leicester plc.
     The ordinary shares of the Company issued as consideration for Banco Santander, S.A.’s holding of Alliance & Leicester plc shares have been recognised at their nominal value, which is the same as the fair value of the shares issued by Banco Santander, S.A. in exchange for the shares of Alliance & Leicester plc plus acquisition costs, and the net assets of Alliance & Leicester plc have been accounted for by the Company at the fair values recognised by Banco Santander, S.A. at the time of its acquisition of Alliance & Leicester plc on 10 October 2008. The acquisition price was £1,281m.
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
     On 17 December 2007, the Company sold 100% of its shareholdings in James Hay, Cater Allen and Abbey Sharedealing to Santander Private Banking UK Limited, at the time of the transaction a 100% owned direct subsidiary of the Company, for a total cash consideration of £414m. The companies sold were Cater Allen Limited, Abbey Stockbrokers Limited, Abbey Stockbrokers (Nominees) Limited, James Hay Holdings Limited, James Hay Wrap Managers Limited, James Hay Insurance Company Limited, James Hay Administration Company Limited, James Hay Pension Trustees Limited and Sarum Trustees Limited. Subsequently, on 17 December 2007, the Company sold 49% of its shareholding in Santander Private Banking UK Limited to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m.
     The principal subsidiaries of the Company at 31 December 2009 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3)(b) of the UK Companies Act 2006.

Principal subsidiary	Nature of business	% Interest held	Country of incorporation or registration

Abbey National International Limited*	Personal finance	100	Jersey
Abbey National North America LLC*	Funding	100	United States
Abbey National Treasury Services plc	Treasury operations	100	England & Wales
Alliance & Leicester plc	Bank, deposit taker	100	England & Wales
Alliance & Leicester International Limited*	Offshore deposit taking	100	Isle of Man
Bradford & Bingley International Limited	Bank, deposit taker	100	Isle of Man
Cater Allen International Limited*	Securities financing	100	England & Wales
Cater Allen Limited*	Bank, deposit taker	51	England & Wales

*	Held indirectly through subsidiary companies.

Financial Statements
Notes to the Financial Statements continued
All the above companies are included in the Consolidated Financial Statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries, except for Cater Allen Limited as described above. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US and the Cayman Islands. The Company has a branch in the Isle of Man. Alliance & Leicester plc has a branch in the Isle of Man. The ability of Alliance & Leicester International Limited to pay dividends to the Company is restricted by regulatory capital requirements. Abbey National International Limited had a branch in the Isle of Man, which was closed on 1 April 2010.
21. Investment in associated undertakings
The movement in interests in associated undertakings was as follows:

	Group	Company
	£m	£m

At 1 January 2009	35	741
Additional investment	35	35
Share of results	5	—
Transfer to investment in subsidiary	—	(700)

At 31 December 2009	75	76

	Group	Company
	£m	£m

At 1 January 2008	29	33
Additional investments	8	708
Share of results	(2)	—

At 31 December 2008	35	741

The principal associated undertakings at 31 December 2009 and 2008 were:
2009

	Country of	Assets	Liabilities	Income	Profit/(loss)	% interest
Name and nature of business	registration	£m	£m	£m	£m	held

PSA Finance plc, personal finance	England and Wales	3	—	—	—	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	2,361	(2,215)	(134)	123	49.9

2008

	Country of	Assets	Liabilities	Income	Profit/(loss)	% interest
Name and nature of business	registration	£m	£m	£m	£m	held

PSA Finance plc, personal finance	England and Wales	4	—	1	1	50.0
Santander Consumer (UK) plc, consumer finance	England and Wales	714	(647)	73	(2)	49.9

All associated undertakings have a year-end of 31 December and are unlisted.
22. Intangible assets
a) Goodwill

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Cost
At 1 January	1,281	112	419	—
Acquisitions	4	1,169	—	419

At 31 December	1,285	1,281	419	419

Accumulated impairment
At 1 January and 31 December	22	22	—	—

Net book value	1,263	1,259	419	419

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc (wholly owned by Banco Santander, S.A. and the Company) shares to the Company in exchange for 12,631,375,230 newly issued ordinary shares in the Company (the ‘Transfer’). The result of this was to increase the Company’s holding of 35.6% of Alliance & Leicester plc’s equity voting interests to 100%. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc. As described more fully in Note 47, the transfer of Alliance & Leicester plc has been accounted for by the Company with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired control of Alliance & Leicester plc.

Financial Statements
Notes to the Financial Statements continued
The ordinary shares of the Company issued as consideration for Banco Santander, S.A.’s holding of Alliance & Leicester plc shares have been recognised at their nominal value, which is the same as the fair value of the shares issued by Banco Santander, S.A. in exchange for the shares of Alliance & Leicester plc plus acquisition costs, and the net assets of Alliance & Leicester plc have been accounted for by the Company at the fair values recognised by Banco Santander, S.A. at the time of its acquisition of Alliance & Leicester plc on 10 October 2008. The acquisition price was £1,281m. In connection with the acquisition, goodwill of £774m was recognised, which is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions. Adjustments to the value of goodwill arising from the final allocation of the aggregate purchase price as at the acquisition date are set out in Note 48.
     In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and its related employees transferred, under the provisions of the Banking (Special Provisions) Act 2008, to the Company. All of Bradford & Bingley plc’s customer loans and treasury assets, which include all its mortgage assets, were taken under public ownership. The transfer to the Company consisted of the £20.0bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital from Bradford & Bingley plc relating to offshore entities. In connection with the acquisition, goodwill of £395m was recognised at a Group level, which is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions. Adjustments to the value of goodwill arising from the finalisation of the allocation of the aggregate purchase price as at the acquisition date are set out in Note 48.
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
Impairment of goodwill
During the year there was no impairment of goodwill (2008: £nil, 2007: £nil). Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount: the higher of the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis.
     The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Group. The cash-generating unit does not carry on its balance sheet any other intangible assets with indefinite useful lives.

		Goodwill
		2009	2008		Key	Discount	Growth
Business Division	Cash Generating Unit	£m	£m	Basis of valuation	assumptions	rate	rate

Retail Banking	Alliance & Leicester	774	774	Value in use: cash flow	3 year plan	10.1%	10%

Retail Banking	Cater Allen Private Bank	90	90	Value in use: cash flow	3 year plan	10.1%	10%

Retail Banking	Bradford & Bingley savings business	395	395	Value in use: cash flow	3 year plan	10.1%	5%

b) Other intangibles

	Group	Company
	2009	2009
	£m	£m

Cost
At 1 January 2009	95	72
Additions	120	82
Disposals	(3)	(3)

At 31 December 2009	212	151

Accumulated amortisation / impairment
At 1 January 2009	7	7
Charge for the year	22	11

At 31 December 2009	29	18

Net book value	183	133

Financial Statements
Notes to the Financial Statements continued

	Group	Company
	2008	2008
	£m	£m

Cost
At 1 January 2008	—	—
Additions	81	68
Acquired through business combinations	21	4
Disposals	(7)	—

At 31 December 2008	95	72

Accumulated amortisation / impairment
At 1 January 2008	—	—
Charge for the year	7	7

At 31 December 2008	7	7

Net book value	88	65

Other intangible assets of the Group and the Company consist of computer software.
23. Property, plant and equipment (excluding operating lease assets)

	Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2009	340	570	385	1,295
Additions	126	120	16	262
Disposals	(1)	(51)	(14)	(66)

At 31 December 2009	465	639	387	1,491

Accumulated depreciation:
At 1 January 2009	24	312	105	441
Charge for the year	21	81	61	163
Disposals	—	(51)	—	(51)

At 31 December 2009	45	342	166	553

Net book value	420	297	221	938

	Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2008	74	479	359	912
Acquired through business combinations	257	60	—	317
Additions	11	59	39	109
Disposals	(2)	(28)	(13)	(43)

At 31 December 2008	340	570	385	1,295

Accumulated depreciation:
At 1 January 2008	18	283	83	384
Charge for the year	7	49	22	78
Disposals	(1)	(20)	—	(21)

At 31 December 2008	24	312	105	441

Net book value	316	258	280	854

	Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2009	112	498	315	925
Additions	11	101	15	127
Disposals	—	(2)	(15)	(17)

At 31 December 2009	123	597	315	1,035

Accumulated depreciation:
At 1 January 2009	22	299	35	356
Charge for the year	8	52	60	120
Disposals	—	(2)	—	(2)

At 31 December 2009	30	349	95	474

Net book value	93	248	220	561

Financial Statements
Notes to the Financial Statements continued

	Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2008	68	453	279	800
Acquired through business combinations	34	10	—	44
Additions	11	56	39	106
Disposals	(1)	(21)	(3)	(25)

At 31 December 2008	112	498	315	925

Accumulated depreciation:
At 1 January 2008	15	271	13	299
Charge for the year	7	45	22	74
Disposals	—	(17)	—	(17)

At 31 December 2008	22	299	35	356

Net book value	90	199	280	569

At 31 December 2009, capital expenditure contracted, but not provided for was £1m (2008: £3m, 2007: £nil) in respect of property, plant and equipment. Of the carrying value at the balance sheet date £99m (2008: £107m) related to assets under construction.
     The cost of office fixtures and equipment held under finance leases was £26m (2008: £26m). At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments in leases relating to freehold properties:

	Group			Company
	2009	2008	2009	2008
Leases which expire	£m	£m	£m	£m

Within 1 year	1	—	1	—
Between 1-5 years	2	3	1	2
In more than 5 years	3	5	3	5

	6	8	5	7

24. Operating lease assets

	Group
	2009	2008
	£m	£m

Cost
At 1 January	348	3,474
Additions	81	88
Acquired through business combinations	—	348
Disposals	(101)	—
Disposals of subsidiary undertaking	—	(3,562)

At 31 December	328	348

Depreciation and impairment
At 1 January	—	1,310
Charge for the year	75	117
Disposals	(59)	—
Disposals of subsidiary undertaking	—	(1,427)

At 31 December	16	—

Net book value	312	348

The operating lease assets of the Group consist of commercial vehicles. The Group’s trains and related assets were sold in 2008 as described in Note 41. The Company has no operating lease assets.
     Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2009	2008
	£m	£m

In no more than 1 year	72	81
In more than 1 year but no more than 5 years	99	133
In more than 5 years	26	17

	197	231

Financial Statements
Notes to the Financial Statements continued
25. Deferred tax
Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

At 1 January	869	121	452	614
Income statement credit/(charge)	(438)	(122)	(149)	(174)
Credited/(charged) to equity	172	8	116	12
Acquired through business combinations	7	416	9	—
Disposal of subsidiary undertaking	—	446	—	—

At 31 December	610	869	428	452

Deferred tax assets and liabilities are attributable to the following items:

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Deferred tax liabilities
Accelerated tax depreciation	(236)	(193)	—	—
Other temporary differences	(100)	(212)	—	(6)

	(336)	(405)	—	(6)

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Deferred tax assets
Pensions and other post retirement benefits	306	244	264	224
Accelerated book depreciation	178	271	55	66
IAS 32 & IAS 39 transitional adjustments	78	95	72	76
Provision for loan impairment and other provisions	13	22	—	—
Other temporary differences	74	228	37	46
Tax losses carried forward	297	414	—	46

	946	1,274	428	458

The aggregate current and deferred tax relating to items charged or credited to equity is:

	Group					Company
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Pensions and other post retirement benefits	119	291	300	173	289	301

The deferred tax assets scheduled above have been recognised in both the Company and the Group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire. The benefit of the tax losses carried forward in the Company may only be realised by utilisation against the future taxable profits of the Company.
     The deferred tax charge in the income statement comprises the following temporary differences:

	Group
	2009	2008	2007
	£m	£m	£m

Accelerated tax depreciation	(133)	24	1
Pensions and other post-retirement benefits	(104)	(63)	(4)
Provision for loan impairment and other provisions	—	—	—
IAS 32 & IAS 39 transition adjustments	(11)	(20)	(23)
Tax losses carried forward	(63)	(100)	(48)
Other temporary differences	(127)	37	(14)

	(438)	(122)	(88)

Financial Statements
Notes to the Financial Statements continued
26. Other assets

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Trade and other receivables	881	1,061	515	831
Prepayments	75	122	48	47
Accrued income	30	30	—	—
General insurance assets	88	109	88	109

	1,074	1,322	651	987

27. Deposits by banks

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Items in the course of transmission	652	1,100	570	895
Sale and repurchase agreements	—	8,816	—	3,620
Amounts due to subsidiaries	—	—	115,564	120,285
Amounts due to fellow subsidiaries	1,846	1,443	20	—
Amounts due to ultimate parent	644	667	29	—
Other deposits	2,669	2,462	231	46

	5,811	14,488	116,414	124,846

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Repayable:
On demand	3,716	2,375	3,333	2,907
In not more than 3 months	1,916	8,519	23,732	17,600
In more than 3 months but not more than 1 year	24	661	10,203	18,575
In more than 1 year but not more than 5 years	155	2,933	71,927	53,245
In more than 5 years	—	—	7,219	32,519

	5,811	14,488	116,414	124,846

28. Deposits by customers

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Retail deposits	127,992	120,483	89,436	85,150
Amounts due to subsidiaries	—	—	64,531	67,801
Amounts due to fellow subsidiaries	473	—	79	—
Wholesale deposits by customers	15,428	9,762	5,141	2,515

	143,893	130,245	159,187	155,466

Repayable:
On demand	105,157	102,170	77,240	67,856
In no more than 3 months	7,046	9,202	15,611	14,204
In more than 3 months but no more than 1 year	18,059	14,982	12,028	13,506
In more than 1 year but not more than 5 years	13,017	3,165	13,029	8,804
In more than 5 years	614	726	41,279	51,096

	143,893	130,245	159,187	155,466

Retail deposits and wholesale deposits by customers are interest-bearing.
29. Trading liabilities

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Deposits by banks	40,824	34,341	—	—
Deposits by customers	4,115	4,622	—	—
Short positions in securities and unsettled trades	1,071	751	—	739
Debt securities in issue	142	1,024	—	—

	46,152	40,738	—	739

The total fair value of equity index-linked deposits included above at the balance sheet date was £2,144m (2008: £2,205m).

Financial Statements
Notes to the Financial Statements continued
30. Financial liabilities designated at fair value

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Deposits by banks	45	153	—	—
Deposits by customers	12	252	—	—
Debt securities in issue — US$4bn Euro Commercial Paper Programme	662	—	—	—
— US$20bn Euro Medium Term Note Programme	3,577	4,274	—	—
— Other bonds	127	994	—	—

	4,423	5,673	—	—

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis. The ‘fair value option’ has been used where deposits by banks, deposits by customers and debt securities in issue would otherwise be measured at amortised cost, and the associated derivatives used to economically hedge the risk are held at fair value.
     Of the movements in the fair value of the above debt securities in issue £27m (2008: £88m) result from changes in the Group’s own credit risk. This was calculated by applying current spreads at the next call date or maturity date to the nominal value of the debt security to determine the extra cost of the debt for the remaining period of the debt security were it to have been issued at current spreads.
     The amount that would be required to be contractually paid at maturity of the deposits by banks, deposits by customers, and debt securities in issue above is £129m (2008: £53m) higher than the carrying value.
US$4bn Euro Commercial Paper Programme
Abbey National Treasury Services plc may from time to time issue the commercial paper under the US$4bn Euro Commercial Paper Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealer. The Notes rank at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by the Company.
     The Notes are issued in bearer form, subject to a minimum maturity of 1 day and a maximum maturity of 364 days. The Notes may be issued on a discounted basis or may bear fixed or floating rate interest or a coupon calculated by reference to an index or formula. The maximum aggregate nominal amount of all Notes outstanding from time to time under the Programme will not exceed US$4bn (or its equivalent in other currencies). The Notes are not listed on any stock exchange.
US$20bn Euro Medium Term Note Programme
Abbey National Treasury Services plc and the Company may from time to time issue notes denominated in any currency as agreed between the relevant Issuer and the relevant dealer under the US$20bn Euro Medium Term Note Programme. The payment of all amounts payable in respect of the Senior Notes is unconditionally and irrevocably guaranteed by the Company. The Programme provides for issuance of Fixed Rate Notes, Floating Rate Notes, Index Linked Notes, Credit Linked Notes, Equity Linked Notes and any other structured Notes, and also Dual Currency Notes, Zero Coupon/Discount Notes and Non-Interest Bearing Notes.
     The maximum aggregate nominal amount of all Notes outstanding under the Programme may not exceed US$20bn (or its equivalent in other currencies) subject to any modifications in accordance with the terms of the Programme agreement. Notes may be issued in bearer or registered form and can be listed on the London Stock Exchange or any other or further stock exchange(s) or may be unlisted, as agreed.
31. Debt securities in issue

	Group
	2009	2008
	£m	£m

Bonds and medium term notes:
- Euro 25bn Global Covered Bond Programme	5,268	3,963
- Euro 10bn Global Covered Bond Programme	—	2,800
- US$20bn euro Medium Term Note Programme (see Note 30)	1,566	3,313
- US$40bn euro Medium Term Note Programme	5,876	9,683
- US$20bn Commercial Paper Programme	6,366	4,234
- Euro 2bn structured notes	600	—
- Certificates of deposit in issue	9,188	9,214

	28,864	33,207

Securitisation programmes:
- Holmes	14,704	20,269
- Fosse	4,103	4,331

Other debt securities in issue	87	704

	47,758	58,511

Financial Statements
Notes to the Financial Statements continued
The Company did not have any outstanding debt securities in issue as at 31 December 2008 and 2009.
Euro 25bn Global Covered Bond Programme
Abbey National Treasury Services plc issues the Covered Bonds under the euro 25bn Global Covered Bond Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Programme. The Programme provides that Covered Bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. Abbey National Treasury Services plc may also issue unlisted Covered Bonds and/or Covered Bonds not admitted to trading on any regulated or unregulated market.
     The payments of all amounts due in respect of the Covered Bonds have been unconditionally guaranteed by the Company. Abbey Covered Bonds LLP (“LLP”), together with the Company have guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which is secured over its portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.
     Covered Bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all Covered Bonds from time to time outstanding under the Programme will not exceed euro 25bn (or its equivalent in other currencies), subject to increase in accordance with the Programme.
     On 2 July 2008, the size of the global covered bond programme established in 2005 was increased from euro 12bn to euro 25bn. On 8 July 2008, the Group issued a series of Covered Bonds totalling approximately £13bn. All notes were denominated in sterling and were subscribed for by the Company.
     On 11 November 2008, Abbey National Treasury Services plc was admitted to the register of issuers and the Programme and the Covered Bonds issued previously under the Programme were admitted to the register of regulated covered bonds, pursuant to Regulation 14 of the Regulated Covered Bonds Regulations 2008 (SI 2008/346).
Euro 10bn Global Covered Bond Programme
Alliance & Leicester plc previously issued certain Covered Bonds under the euro 10bn Global Covered Bond Programme. On 17 November 2009, the outstanding Covered Bonds issued under the Programme were redeemed and the Programme was discontinued.
     The Programme provided that Covered Bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. The Programme also provided for the issue of unlisted Covered Bonds and/or Covered Bonds not admitted to trading on any regulated or unregulated market.
     Alliance & Leicester Covered Bonds LLP (“LLP”) guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which was secured over its portfolio of mortgages and its other assets. Recourse against LLP under its guarantee was limited to its portfolio of mortgages and such assets.
US$40bn Euro Medium Term Note Programme
In January 2009, it was decided that no further issuance would be made under the US$40bn Euro Medium Term Note Programme. Outstanding notes will remain in issue until maturity.
     Alliance & Leicester plc issued both senior notes and subordinated notes and from time to time issued notes denominated in any currency as agreed with the relevant dealer under the US$40bn Euro Medium Term Notes Programme. The notes are direct, unsecured and unconditional obligations of Alliance & Leicester plc. The Programme provided for issuance of Fixed Rate Notes, Floating Rate Notes, Index Linked Notes, Dual Currency Notes and Zero-Coupon Notes. The notes are listed on the London Stock Exchange or may be listed on any other or further stock exchange(s) or may be unlisted, as agreed.
     The notes were issued in bearer form. The maximum aggregate nominal amount of all notes from time to time outstanding under the Programme did not exceed US$40bn (or its equivalent in other currencies), subject to any modifications in accordance with the terms of the Programme agreement.
US$20bn Commercial Paper Programme
Abbey National North America LLC may from time to time issue unsecured notes denominated in United States dollars as agreed between Abbey National North America LLC and the relevant dealers under the US$20bn US commercial paper programme. The Notes will rank at least pari passu with all other unsecured and unsubordinated indebtedness of Abbey National North America LLC and the Company. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by the Company.
     The Notes are not redeemable prior to maturity or subject to voluntary prepayment. The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed US$20bn (or its equivalent in other currencies).
Euro 2bn structured notes
Abbey National Treasury Services plc may from time to time issue structured notes denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the euro 2bn structured note programme. Structured notes are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the structured notes have been unconditionally and irrevocably guaranteed by the Company.

Financial Statements
Notes to the Financial Statements continued
The structured note programme provides for the issuance of Commodity Linked Notes, Credit Linked Notes, Currency Linked Notes, Equity Linked Notes, Equity Index Linked Notes, Fixed Rate Notes, Floating Rate Notes, Fund Linked Notes, Inflation Linked Notes, Property Linked Notes, Zero Coupon/Discount Notes and any other structured notes as agreed between Abbey National Treasury Services plc and the relevant dealers. Structured notes may be issued in bearer or registered (or inscribed) form and may be listed on the London Stock Exchange or any other or further stock exchange(s) or may be unlisted, as agreed between Abbey National Treasury Services plc and the relevant dealers. Structured notes issued in bearer form may also be issued in new global note form.
     The maximum aggregate nominal amount of all structured notes from time to time outstanding under the Programme will not exceed euro 2bn (or its equivalent in other currencies).
Securitisation Programmes
The Group has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage backed funding programmes, as described in Note 17. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England’s Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England, European Central Bank, Swiss National Bank and US Federal Reserve facilities).
An analysis of the above debt securities in issue by issue currency is as follows:

Group
			2009	2008
Issue currency	Interest rate	Maturity	£m	£m

Euro	0.00% - 3.99%	Up to 2010	2,452	4,818
		2011 - 2019	5,415	3,898
		2020 - 2029	1,600	—
		2040 - 2059	3,976	—
	4.00% - 4.99%	Up to 2010	—	525
		2011 - 2019	—	193
		2020 - 2029	1,362	1,469
	5.00% - 7.99%	Up to 2010	276	406
		2011 - 2029	—	2,982
		2030 - 2039	—	2,722
		2040 - 2059	—	2,105

US dollar	0.00% - 3.99%	Up to 2010	14,676	9,184
		2011 - 2019	618	95
		2020 - 2029	3,841	—
		2030 - 2039	556	—
		2040 - 2059	3,194	—
	4.00% - 5.99%	Up to 2010	20	985
		2011 - 2019	49	743
		2020 - 2029	—	4,340
		2030 - 2039	—	4,916
		2040 - 2059	—	1,650
	7.00% - 8.99%	Up to 2010	—	221

Pounds sterling	0.00% - 3.99%	Up to 2010	963	3,930
		2011 - 2019	1,643	1,411
		2020 - 2029	838	—
		2040 - 2059	3,739	—
	5.00% - 5.99%	Up to 2010	155	2,485
		2011 - 2019	815	18
	6.00% - 6.99%	Up to 2010	471	1,407
		2011 - 2019	351	976
		2020 - 2029	—	856
		2030 - 2039	—	3,460
		2040 - 2060	—	1,388
	7.00% - 8.99%	2011 - 2040	—	73

Other currencies	0.00% - 5.99%	Up to 2010	337	852
		2011 - 2019	47	40
		2020 - 2029	352	337
	6.00% - 6.87%	2011 - 2019	12	11
		2011 - 2040	—	15

			47,758	58,511

Financial Statements
Notes to the Financial Statements continued
32. Other borrowed funds

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

£300m Step Up Callable Perpetual Reserve Capital Instruments	—	356	—	356
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	195	205	195	205
US$1,000m Non-Cumulative Trust Preferred Securities	813	1,171	—	—
£325m sterling Preference Shares	344	344	344	344

	1,352	2,076	539	905

During the year the £300m Step Up Callable Perpetual Reserve Capital Instruments were reclassified to equity as described in Note 39.
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities
The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by the Company. The Tier One Preferred Income Capital Securities are redeemable by the Company in whole but not in part on 9 February 2018 or on any coupon payment date thereafter, subject to the prior approval of the UK Financial Services Authority. The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears. Interest payments may be deferred in limited circumstances, such as when the payment would cause the Company to become insolvent or breach applicable Capital Regulations.
     The Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Group companies. Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Tier One Preferred Income Capital Securities and the Reserve Capital Instruments.
     The Tier One Preferred Income Capital Securities are unsecured securities of the Company and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding loan capital of the Company. Upon the winding up of the Company, holders of Tier One Preferred Income Capital Securities will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of the Company then in issue and in priority to all other Company shareholders.
US$1,000m Non-Cumulative Trust Preferred Securities
Abbey National Capital Trust I and Abbey National Capital LP I are 100% owned finance subsidiaries of the Company. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which have been registered under the US Securities Act of 1933, as amended. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of trust preferred securities issued by Abbey National Capital Trust I. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by the Company. The terms of the securities do not include any significant restrictions on the ability of the Company to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be 2.825% per annum above the three-month US dollar LIBOR rate for the relevant distribution period.
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
     Upon the return of capital or distribution of assets in the event of the winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security, a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.
£325m sterling Preference Shares

Size of shareholding	Shareholders	Preference shares of £1 each

1-100	1	100
101-1,000	52	38,160
1,001+	1,908	324,961,740

	1,961	325,000,000

Holders of sterling preference shares are entitled to receive a biannual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the associated tax credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996.

Financial Statements
Notes to the Financial Statements continued
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
33. Subordinated liabilities

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Dated subordinated liabilities:
5.00% Subordinated bond 2009 (euro 511m)	—	515	—	515
4.625% Subordinated notes 2011 (euro 500m)	478	515	478	515
10.125% Subordinated guaranteed bond 2023	220	231	—	—
11.50% Subordinated guaranteed bond 2017	226	238	—	—
11.59% Subordinated loan stock 2017	—	—	226	221
10.18% Subordinated loan stock 2023	—	—	220	217
7.57% Subordinated notes 2029 (US$1,000m)	805	1,141	805	1,142
6.50% Subordinated notes 2030	174	194	174	194
8.9% Subordinated notes 2030 (US$1,000m)	—	—	813	1,170
5.25% Subordinated notes 2015	210	215	210	215
Subordinated floating rate EURIBOR notes 2015	445	485	445	485
Subordinated floating rate EURIBOR notes 2016	—	—	65	65
5.875% Subordinated notes 2031	80	97	—	—
5.25% Subordinated notes 2023	119	122	—	—
Subordinated floating rate EURIBOR notes 2017	134	145	—	—
Subordinated floating rate US$ LIBOR notes 2015	92	102	—	—
Subordinated floating rate EURIBOR notes 2017	88	97	—	—
9.625% Subordinated notes 2023	382	399	—	—

	3,453	4,496	3,436	4,739

Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	204	204	204	204
5.56% Subordinated guaranteed notes (Yen 15,000m)	123	143	123	143
5.50% Subordinated guaranteed notes (Yen 5,000m)	41	47	41	47
Fixed/Floating rate subordinated notes (Yen 5,000m)	39	45	39	45
7.50% 10 Year step-up perpetual subordinated notes	344	354	344	354
7.50% 15 Year step-up perpetual subordinated notes	497	514	497	514
7.38% 20 Year step-up perpetual subordinated notes	209	223	209	223
7.13% 30 Year step-up perpetual subordinated notes	311	348	311	348
7.13% Fixed to floating rate perpetual subordinated notes	376	413	376	413

	2,144	2,291	2,144	2,291

Total subordinated liabilities	5,597	6,787	5,580	7,030

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

Financial Statements
Notes to the Financial Statements continued
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
     In 2009, the 5.00% subordinated bonds 2009 (euro 511m) were redeemed in full.
Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

In no more than 3 months	—	515	—	515
In more than 3 months but no more than 1 year	—	—	—	—
In more than 1 year but no more than 5 years	478	515	478	515
In more than 5 years	2,975	3,466	2,958	3,709
Undated	2,144	2,291	2,144	2,291

	5,597	6,787	5,580	7,030

34. Other liabilities

	Group		Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Trade and other payables	2,263	2,303	1,611	1,283
Deferred income	60	39	—	—

	2,323	2,342	1,611	1,283

Trade and other payables include £37m (2008: £40m) of finance lease obligations mainly relating to a lease and leaseback of Group property.
     The maturity of net obligations under finance leases are as follows:

	Group
	2009	2008
Leases which expire	£m	£m

Within 1 year	5	4
Between 1-5 years	20	21
In more than 5 years	12	15

	37	40

Future minimum lease payments are:

	Group
	2009	2008
Leases which expire	£m	£m

Within 1 year	7	6
Between 1-5 years	25	27
In more than 5 years	13	17

	45	50

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments on sub-leases:

	Group
	2009	2008
Leases which expire	£m	£m

Within 1 year	—	1
Between 1-5 years	—	2

	—	3

During the year, £3m (2008: £nil) was incurred as a finance lease interest charge.

Financial Statements
Notes to the Financial Statements continued
35. Provisions

	Group
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2009	141	66	207
Additional provisions	13	46	59
Provisions released	(3)	—	(3)
Used during the year	(108)	(81)	(189)
Reclassifications	—	17	17

At 31 December 2009	43	48	91

To be settled:

Within 12 months	43	47	90
In more than 12 months	—	1	1

	43	48	91

	Company
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2009	41	58	99
Additional provisions	9	35	44
Acquired through business combinations	16	14	30
Provisions released	(3)	—	(3)
Used during the year	(20)	(76)	(96)

At 31 December 2009	43	31	74

To be settled:

Within 12 months	43	30	73
In more than 12 months	—	1	1

	43	31	74

	Group
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2008	95	36	131
Additional provisions	—	58	58
Acquired through business combinations	100	—	100
Provisions released	(40)	(1)	(41)
Disposal of subsidiary undertakings	—	(2)	(2)
Used during the year	(14)	(25)	(39)

At 31 December 2008	141	66	207

To be settled:

Within 12 months	136	63	199
In more than 12 months	5	3	8

	141	66	207

	Company
	Misselling	Other	Total
	£m	£m	£m

At 1 January 2008	95	5	100
Additional provisions	—	56	56
Provisions released	(39)	—	(39)
Used during the year	(14)	(4)	(18)

At 31 December 2008	42	57	99

To be settled:

Within 12 months	37	57	94
In more than 12 months	5	—	5

	42	57	99

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £56m (2008: £17m), comprises the additional provisions of £59m (2008: £58m), less the provisions released of £3m (2008: £41m) in the table above.
     The misselling provision comprises various claims with respect to product misselling. In calculating the misselling provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Further information on misselling provisions can be found in ‘Critical Accounting Policies’ within the Accounting Policies on page 122.
     Other provisions comprise amounts in respect of litigation and related expenses, restructuring expenses and other post retirement benefits.

Financial Statements
Notes to the Financial Statements continued
36. Retirement benefit obligations
The amounts recognised in the balance sheet were as follows:

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Assets/(Liabilities)
Funded defined benefit pension scheme	1	4	—	—
Funded defined benefit pension scheme	(1,048)	(796)	(922)	(797)
Unfunded defined benefit pension scheme	(13)	(11)	—	—

Net defined benefit obligation	(1,060)	(803)	(922)	(797)
Post-retirement medical benefits (unfunded)	(10)	(10)	—	—

Total net liabilities	(1,070)	(813)	(922)	(797)

Defined Contribution Pension schemes
The Group operates a number of defined contribution pension schemes. The Stakeholder scheme introduced in 2001 was the principal scheme until 1 December 2009 when the Santander Retirement Plan, an occupational defined contribution scheme was introduced, into which eligible employees were enrolled automatically. From 1 April 1998, employees of the Alliance & Leicester group were eligible to join a defined contribution section of the Alliance & Leicester Pension Scheme.
     The assets of the schemes are held and administered separately from those of the Company. In the case of the Stakeholder scheme the assets are held in an independently administered fund, and in the case of the Santander Retirement Plan and the Alliance & Leicester Pension Scheme, the assets are held in separate trustee-administered funds.
     An expense of £20m (2008: £8m, 2007: £7m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2009, 2008 and 2007.
Defined Benefit Pension schemes
The Group operates a number of defined benefit pension schemes. The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Alliance & Leicester Pension Scheme are the principal pension schemes within the Group, covering 27% (2008: 38%, 2007: 45%) of the Group’s employees, and are all funded defined benefit schemes. All are closed schemes, and under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.
Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis (and currently a biennial basis for the Alliance & Leicester Pension Scheme) by an independent professionally qualified actuary and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 March 2007 for the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund and the National & Provincial Building Society Pension Fund; as at 31 December 2006 for the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund; and as at 31 March 2008 for the Alliance & Leicester Pension Scheme.
The total amount charged to the income statement, including amounts classified as redundancy costs, was determined as follows:

	Group
	2009	2008	2007
	£m	£m	£m

Current service cost	44	55	67
Past service cost	50	16	14
Gain on settlements or curtailments	—	(2)	(10)
Expected return on pension scheme assets	(285)	(237)	(194)
Interest cost	326	264	220

	135	96	97

The net liability recognised in the balance sheet is determined as follows:

	Group
	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(6,308)	(5,175)	(4,581)	(4,264)	(4,354)
Fair value of plan assets	5,248	4,372	3,602	3,230	2,974

Net defined benefit obligation	(1,060)	(803)	(979)	(1,034)	(1,380)

	Company
	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(4,805)	(3,944)	(4,559)	(4,241)	(3,822)
Fair value of plan assets	3,883	3,147	3,577	3,208	2,582

Net defined benefit obligation	(922)	(797)	(982)	(1,033)	(1,240)

Financial Statements
Notes to the Financial Statements continued
Movements in the defined benefit obligations during the year were as follows:

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Balance at 1 January	(5,175)	(4,581)	(3,944)	(4,559)
Current service cost	(44)	(55)	(26)	(42)
Interest cost	(326)	(264)	(249)	(262)
Employee contributions	(11)	(7)	(6)	(7)
Past service cost	(50)	(16)	(35)	(16)
Actuarial (loss)/gain	(935)	818	(723)	793
Actual benefit payments	233	148	178	147
Settlement/curtailment	—	2	—	2
Assumed through business combinations	—	(1,220)	—	—

Balance at 31 December	(6,308)	(5,175)	(4,805)	(3,944)

Movements in the present value of fair value of scheme assets during the year were as follows:

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Balance at 1 January	4,372	3,602	3,147	3,577
Expected return on scheme assets	285	237	209	236
Actuarial gain/(loss) on scheme assets	329	(862)	309	(836)
Company contributions paid	484	323	390	310
Employee contributions	11	7	6	7
Actual benefit payments	(233)	(148)	(178)	(147)
Acquired through business combinations	—	1,213	—	—

Balance at 31 December	5,248	4,372	3,883	3,147

The amounts recognised in the Consolidated Statement of Comprehensive Income for each of the five years indicated were as follows:

	Group
	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Actuarial (gain)/loss on scheme assets	(329)	862	(33)	9	(282)

Experience (gain)/loss on scheme liabilities	(34)	51	80	(25)	—
Loss/(gain) from changes in actuarial assumptions	969	(869)	66	(203)	436

Actuarial loss/(gain)/ on scheme liabilities	935	(818)	146	(228)	436

Total net actuarial loss/(gain)	606	44	113	(219)	154

	Company
	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Actuarial (gain)/loss on scheme assets	(309)	836	(33)	—	(242)

Experience (gain)/loss on scheme liabilities	(33)	51	81	(20)	7
Loss/(gain) from changes in actuarial assumptions	756	(844)	68	(160)	387

Actuarial loss/(gain) on scheme liabilities	723	(793)	149	(180)	394

Total net actuarial loss/(gain)	414	43	116	(180)	152

The actual gain/(loss) on scheme assets was £614m (2008: £(625)m, 2007: £227m). Cumulative net actuarial losses of £768m (2008: £162m, 2007: £118m) were recognised in the Consolidated Statement of Comprehensive Income. The Group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2009, 2008 and 2007. In addition, the Group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.
     The assets of the funded plans are held independently of the Group’s assets in separate trustee administered funds. The principal duty of the trustees is to act in the best interests of the members of the schemes. Ultimate responsibility for investment strategy rests with the trustees of the schemes who are required under the Pensions Act 2004 to prepare a statement of investment principles.
     The trustees of the Group’s schemes have developed the following investment principles:
•	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules.

•	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation.

•	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

Financial Statements
Notes to the Financial Statements continued
Asset allocation strategies were reviewed in 2008 and 2009, and automatic rebalancing to the central benchmark positions was suspended as a result of the unprecedented volatility in asset markets during this period. Future allocation strategies will be set to allow for a more dynamic approach. Implementation of these strategies began in 2009 and will continue during 2010 whilst taking into account market conditions.
     Previously, the statement of investment principles for the main schemes (other than the Alliance & Leicester Pension Scheme) had set the long-term target allocation of plan assets during 2006-2008 as 48% Equities, 30% Bonds and 22% Gilts. The statement of investment principles for the Alliance & Leicester Pension Scheme had set the long-term target allocation of plan assets at 25% Equities, 25% alternative return-seeking assets (including Property), 25% Bonds and 25% Gilts for 2009 and 2008. Movement towards this long-term target commenced during 2009, and progress will depend upon market conditions.
     The categories of assets in the scheme by value and as a percentage of total scheme assets, and the expected rates of return are as follows:

	Group and Company
			Expected rate			Expected rate
	Fair value of scheme assets		of return	Fair value of scheme assets		of return
	2009	2009	2009	2008	2008	2008
	£m	%	%	£m	%	%
UK equities	1,045	20	8.1	911	21	8.2
Overseas equities	1,027	20	8.5	821	19	8.5
Corporate bonds	1,503	29	6.2	1,155	26	5.7
Government Fixed Interest	686	13	3.9	657	15	4.6
Government Index Linked	664	13	3.9	616	14	4.4
Property funds	58	1	6.3	64	1	6.4
Cash	177	3	4.1	24	1	5.3
Other	88	1	8.3	124	3	8.3

	5,248	100	6.4	4,372	100	6.7

Other assets consist of asset-backed securities, annuities, funds and derivatives that are used to protect against exchange rate, inflation and interest rate movements.
     The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy, as follows:

•	Equities	Long-term median real rate of return experienced after considering projected movements in asset indices
•	Corporate bonds	Gross redemption yields as at the balance sheet date, less a margin for default risk
•	Government bonds	Gross redemption yields as at the balance sheet date
•	Property funds	Average of returns for UK equities and government bonds
•	Cash	Expected long term bank rate, after considering projected inflation rate
The following tables summarise the fair values at 31 December 2009 and 2008 of the financial asset classes accounted for at fair value, by the valuation methodology used by the investment managers of the schemes assets to determine their fair value. The table also discloses the percentages that the recorded fair values of financial assets represent of the schemes’ total financial assets that are recorded at fair value.
At 31 December 2009

			Internal models based on
	Quoted prices in active markets		market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%

UK equities	1,045	21	—	—	1,045	21
Overseas equities	1,028	20	—	—	1,028	20
Corporate bonds	1,503	30	—	—	1,503	30
Government Fixed Interest	686	14	—	—	686	14
Government Index Linked	663	13	—	—	663	13
Other	—	—	88	2	88	2

Total	4,925	98	88	2	5,013	100

At 31 December 2008

			Internal models based on
Category of plan assets	Quoted prices in active markets		market observable data		Total
	£m	%	£m	%	£m	%

UK equities	911	21	—	—	911	21
Overseas equities	821	19	—	—	821	19
Corporate bonds	1,155	27	—	—	1,155	27
Government Fixed Interest	657	15	—	—	657	15
Government Index Linked	616	15	—	—	616	15
Other	—	—	124	3	124	3

Total	4,160	97	124	3	4,284	100

Financial Statements
Notes to the Financial Statements continued
Plan assets are stated at fair value based upon quoted prices in active markets with the exception of those classified under “Other”. Assets in the “Other” category comprise investments in absolute return funds and foreign exchange, equity and interest rate derivatives valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by scheme actuaries based on the liabilities insured.
Actuarial assumptions
The principal actuarial assumptions used were as follows:

	Group and Company
	2009	2008	2007
	%	%	%

To determine benefit obligations:
- Discount rate for scheme liabilities	5.8	6.4	5.8
- General price inflation	3.4	3.0	3.5
- General salary increase	3.4	3.5	4.0
- Expected rate of pension increase	3.3	3.0	3.5

To determine net periodic benefit cost:
- Discount rate	6.4	5.8	5.2
- Expected rate of pension increase	3.0	3.5	3.0
- Expected rate of return on plan assets	6.4	6.7	6.1

Medical cost trend rates:
- Initial rate	5.5	6.0	6.5
- Ultimate rate	4.5	4.5	4.5
- Year of ultimate rate	2013	2013	2013

	Years	Years	Years

Longevity at 60 for current pensioners, on the valuation date:
- Males	27.6	27.5	27.2
- Females	30.0	29.9	29.8

Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	29.7	29.6	29.3
- Females	31.3	31.2	31.1

The rate used to discount the retirement benefit obligation is determined to reflect duration of the liabilities based on the annual yield at 31 December of the sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date, adjusted to match the terms of the scheme liabilities. The inflation assumption is set based on the Bank of England projected inflation rates over the duration of scheme liabilities weighted by projected scheme cash flows.
     The mortality assumption used in preparation of the valuation was the Continuous Mortality Investigation Table PXA 92MCC 2009 with a future improvement underpin of 1% for males and 0.5% for females. The table above shows that a participant retiring at age 60 as at 31 December 2009 is assumed to live for, on average, 27.6 years in the case of a male and 30.0 years in the case of a female. In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years time at age 60.
     The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of assets set at the beginning of the year, offset by actual returns during the year. Year-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise
     The following table shows the effect of changes in actuarial assumptions on the principal pension schemes of the Group:

		Increase/(decrease)
		2009	2008
		£m	£m

Discount rate	Change in pension obligation at year end from a 25 bps increase	(345)	(263)
	Change in 2010 pension cost from a 25 bps increase	(6)	(6)

General price inflation	Change in pension obligation at year end from a 25 bps increase	332	255
	Change in 2010 pension cost from a 25 bps increase	21	17

Expected rate of return on plan assets	Change in 2010 pension cost from a 25 bps increase	13	11

Mortality	Change in pension obligation from each additional year of	141	102
	longevity assumed

The Group currently expects to contribute £128m to its defined benefit pension schemes in 2010.

Financial Statements
Notes to the Financial Statements continued
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m

2010	248
2011	264
2012	282
2013	301
2014	322
Five years ended 2019	1,975

Participation of Group companies in the principal pension schemes is governed by the Pensions Acts 1995 and 2004. Under the 1995 Pensions Act, a company ceasing to participate in a pension scheme is required under section 75 to pay a deficit reduction contribution certified by the scheme actuary, of any deficit relating to its employees, assessed on the basis of the cost of securing accrued benefits with an insurance company unless other arrangements are agreed with the trustees.
     As part of revised arrangements relating to the funding of the Group’s defined benefit pension schemes, £814m (2008: £970m) of securities classified as available-for-sale have been pledged during the year to cover the Group’s obligations.
Post Retirement Medical Benefit Plans
The Group also operates unfunded post retirement medical benefit plans for certain of its former employees. The post retirement medical benefit plans in operation are accounted for in the same manner as defined benefit pension plans.
     Formal actuarial valuations of the liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary and updated for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 December 2006 and updated to 31 December 2009 by a qualified independent actuary.
     Actuarial assumptions used for the Group’s post retirement medical benefit plans are the same as those used for the Group’s defined benefit pension schemes. There was an actuarial loss during the year of £1m (2008: £1m) on the Group’s post-retirement medical benefits liability. A one percentage point movement in medical cost trends would increase or decrease the post-retirement medical benefit liability and interest cost by £1m (2008: £1m).
37. Contingent liabilities and commitments
The estimated maximum exposure in respect of contingent liabilities and commitments granted is:

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Guarantees given to subsidiaries	—	—	156,580	109,022
Guarantees given to third parties	194	571	—	—
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	5,570	2,263	3,423	1,883
- More than one year	4,982	8,267	1,738	3,688

	10,746	11,101	161,741	114,593

	Group			Company
	2009	2008	2009	2008
	£m	£m	£m	£m

Other contingent liabilities	8	8	8	8

Unauthorised overdraft fees
The Company, along with seven other financial institutions, has been involved in legal proceedings with the Office of Fair Trading (“OFT”), regarding the legal status and enforceability of unarranged overdraft fees (the “OFT Proceedings”). The OFT Proceedings were concerned with whether certain of the financial institutions’ terms and conditions are subject to the fairness test in the Unfair Terms in Consumer Contract Regulations 1999 (the “Regulations”) and whether they are capable of being ‘penalties’ at common law.
     In April 2008 the High Court confirmed that the Company’s then current terms and conditions were not capable of being penalties at common law. This finding was not appealed by the OFT. The High Court also found that the relevant terms were assessable for fairness under the Regulations. On 26 February 2009, the Court of Appeal dismissed the appeal against the High Court’s judgment made by the relevant financial institutions and held that unarranged overdraft fees were assessable for fairness under the Regulations.
     The House of Lords gave the relevant financial institutions permission to appeal this judgment. The hearing before the House of Lords took place on 23 to 25 June 2009. The Supreme Court (previously The House of Lords) gave its judgment on 25 November 2009 and ruled that the level of the unauthorised overdraft fees of the relevant financial institutions could not be assessed for fairness under the Regulations (to the extent that the terms pursuant to which the fees are levied are in plain and intelligible language), although they may be assessed for fairness on some other basis.
     On 22 December 2009, the OFT announced that it would not be continuing with its investigation into the fairness of unarranged overdraft fees.

Financial Statements
Notes to the Financial Statements continued
The Company has rejected the vast majority of complaints which remained in respect of unarranged overdraft fees after the Supreme Court decision, and it is understood that the Financial Ombudsman Service has also rejected the vast majority of complaints that it had had on hold since the commencement of the OFT Proceedings. The Company has started to invite County Courts to dismiss those claims against them which have been stayed since the commencement of the OFT Proceedings and which relate to the issues covered in the OFT Proceedings. It is presently anticipated that the Company will continue with this approach.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’), the UK’s statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations as they fall due. As a result of the failure of a number of deposit-taking institutions during the second half of 2008, the FSCS now stands as a creditor of Bradford & Bingley plc and the administrations of Heritable Bank, Kaupthing Singer & Friedlander and Landsbanki ‘Icesave’. The FSCS has borrowed from HM Treasury to fund the compensation costs associated with those failures. These borrowings are currently on an interest-only basis until 31 March 2012.
     The FSCS fulfils its obligations by raising management expenses levies and compensation levies on the industry. In relation to compensation relating to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits, subject to a threshold set by the Financial Services Authority establishing the maximum that FSCS can levy for compensation in any one year. The limit on the FSCS management expenses for the three years from September 2008 in relation to the above-mentioned failures has been capped at £1bn per annum. The FSCS has the power to raise levies on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised (so called ‘exit levies’) for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The Group has an accrual for its share of management expenses levies for the 2009/10 and 2010/11 levy years as at 31 December 2009 of £101m (2008: £84m).
     The FSCS will receive funds from asset sales, surplus cashflow, or other recoveries from each of the above-named banks. These recoveries will be used to reduce the principal amount outstanding on the FSCS’s borrowings. Only after the interest only period, which is expected to end on 31 March 2012, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments) relating to the above-named banks. No provision for compensation levies, which could be significant, has been made in these Consolidated Financial Statements.
Overseas tax claim
Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following modifications to the demand, its nominal amount stands at £74m at the balance sheet exchange rate (2008: £80m). At 31 December 2009, additional interest in relation to the demand could amount to £34m at the balance sheet exchange rate (2008: £34m). Abbey National Treasury Services plc received legal advice that it had strong grounds to challenge the validity of the demand. In September 2006, Abbey National Treasury Services plc won its case at the first stage of the litigation process. In January 2007, the tax authority appealed this decision. However, in December 2006, a ruling was published of a similar case unconnected to the Group but which might affect Abbey National Treasury Services plc’s position. In this instance, the courts ruled against the taxpayer.
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
Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £37,525m at 31 December 2009 (2008: £19,934m) are offset by a contractual right to receive stock under other contractual agreements.
Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.
Operating lease commitments

	Group	Company
	£m	£m

Rental commitments under operating leases expiring:
- No later than 1 year	115	94
- Later than 1 year but no later than 5 years	383	322
- Later than 5 years	470	412

	968	828

Financial Statements
Notes to the Financial Statements continued
At 31 December 2009, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate minimum lease payments:

	Group	Company
Year ended 31 December:	£m	£m

2010	115	94
2011	112	95
2012	103	87
2013	87	72
2014	81	68
Total thereafter	470	412

Under the terms of these leases, the Group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Group has the option to reacquire the freehold of certain properties.
     Group rental expense comprises:

	Group
	2009	2008	2007
	£m	£m	£m

In respect of minimum rentals	116	107	96
Less: sub-lease rentals	—	(1)	—

	116	106	96

Appropriate provisions are maintained to cover the above matters.
38. Non-controlling Interests

	Group
	2009	2008
	£m	£m
Non-controlling interest in subsidiary	125	106
£300m Innovative Tier 1 Capital Securities	297	311
£300m fixed/floating rate non-cumulative callable preference shares	294	294

	716	711

Non-controlling interests represent the 49% shareholding in Santander Private Banking UK Limited not owned by the Company, Innovative Tier 1 capital securities issued by Alliance & Leicester plc, a subsidiary of the Company, and preference shares issued by Alliance & Leicester plc.
£300m Innovative Tier 1 Capital Securities
The Tier 1 securities issued by Alliance & Leicester plc are perpetual securities and pay a coupon on 22 March each year. At each payment date, Alliance & Leicester plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Alliance & Leicester plc may not pay a dividend on any share until it next makes a coupon payment. Alliance & Leicester plc can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The Tier 1 securities are redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the UK Financial Services Authority. In 2009, 2008 and 2007 the coupon was paid.
£300m fixed/floating rate non-cumulative callable preference shares
On 24 May 2006, Alliance & Leicester plc issued £300m fixed/floating rate non-cumulative callable preference shares, resulting in net proceeds of £294m. The preference shares entitle the holders to a fixed non-cumulative dividend, at the discretion of Alliance & Leicester plc, of 6.22% per annum payable annually from 24 May 2007 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of Alliance & Leicester plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the UK Financial Services Authority.
Movements in non-controlling interests were as follows:

	Group
	2009	2008
	£m	£m

At 1 January	711	98
Share of profit	55	8
Distributions	(50)	—
Acquired through business combinations	—	605

At 31 December	716	711

Financial Statements
Notes to the Financial Statements continued
39. Share capital

	Group and Company
	2009	2008
	£m	£m

Ordinary share capital	2,412	1,148
£300m Step-up Callable Perpetual Reserve Capital Instruments	297	—

	2,709	1,148

Share capital consists of ordinary shares and the £300m Step-up Callable Perpetual Reserve Capital Instruments. The Company’s preference shares are classified as Other Borrowed Funds under IFRS.

	Ordinary shares of 10	Preference shares	Preference shares	Preference shares
	pence each	of £1 each	of US$0.01 each	of euro0.01 each	Total
Issued and fully paid share capital	£m	£m	£m	£m	£m

At 1 January 2008	148	325	—	—	473
Shares issued	1,000	—	—	—	1,000

At 31 December 2008	1,148	325	—	—	1,473
Shares issued	1,264	—	—	—	1,264

At 31 December 2009	2,412	325	—	—	2,737

	Group
	2009	2008
Share Premium	£m	£m

At 1 January	3,121	1,857
Capital contribution	—	1,264
Transfer to ordinary shares	(1,264)	—

At 31 December	1,857	3,121

	Company
	2009	2008
Share Premium	£m	£m

At 1 January and 31 December	1,857	1,857

The Company has one class of ordinary shares which carry no right to fixed income.
     On 12 October 2008, Banco Santander, S.A. agreed to inject capital of £1bn into the Company fulfilling its agreed commitment to the UK Government’s banking support scheme announced on 8 October 2008. Consequently, on 12 October 2008, the Company issued ten billion ordinary shares of £0.10 each at par, to Banco Santander, S.A..
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for 12,631,375,230 newly issued ordinary shares of the Company of £0.10 each. As described earlier, the Group accounted for the transfer of Alliance & Leicester plc with effect from 10 October 2008 in a manner consistent with the requirements of group reconstruction relief under UK GAAP. The fair value of Alliance & Leicester plc’s tangible and intangible net assets transferred was accounted for by the Group as a capital contribution on 10 October 2008. This was transferred to ordinary share capital on 9 January 2009 when the shares were actually issued. The Company accounted for the transfer of Alliance & Leicester plc with effect from 9 January 2009.
£300m Step-up Callable Perpetual Reserve Capital Instruments
During the year, the Group changed its accounting for its £300m Step-up Callable Perpetual Reserve Capital Instruments in order to align its accounting with that of its subsidiary Alliance & Leicester plc. The effect of this change was to reclassify the balance as equity rather than liabilities, and to account for the coupon as dividends rather than interest expense. The change was adjusted prospectively from 1 January 2009 as the effect was qualitatively and quantitatively immaterial to the prior years’ financial statements, liquidity and regulatory measures taken as a whole.
     The Reserve Capital Instruments were issued in 2001 by the Company. Reserve Capital Instruments are redeemable by the Company on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the UK Financial Services Authority and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met. The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate. Interest payments may be deferred by the Company.
     The Reserve Capital Instruments are not redeemable at the option of the holders and the holders do not have any rights against other Group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed. Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Reserve Capital Instruments and Tier One Preferred Income Capital Securities.
     The Reserve Capital Instruments are unsecured securities of the Company and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding loan capital of the Company. Upon the winding up of the Company, holders of Reserve Capital Instruments will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of the Company then in issue and in priority to all other Company shareholders.

Financial Statements
Notes to the Financial Statements continued
40. Dividends
Analysis of dividends paid is as follows:

	Group			Company
	2009	2008	2007	2009	2008	2007
	Pence per	Pence per	Pence per	Pence per	Pence per	Pence per
	Share	Share	Share	Share	Share	Share

Ordinary shares (equity):
2007 interim	—	13.46	—	—	13.46	—
2007 interim	—	11.44	—	—	11.44	—
2008 interim	—	15.14	—	—	15.14	—
2009 interim	0.93	—	—	0.93	—

	0.93	40.04	—	0.93	40.04	—

The dividend of 0.93 pence per ordinary share equated to a total ordinary dividend payment of £225m. In addition, £21m of dividends were paid on the Step-up Callable Perpetual Reserve Capital Instruments during 2009.
41. Cash flow statement
a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Profit for the year	1,245	819	685	747	1,328	351
Non-cash items included in net profit
Decrease/(increase) in prepayments and accrued income	262	(126)	(105)	1,024	(902)	(353)
(Decrease)/increase in accruals and deferred income	(2,171)	346	531	(2,016)	1,260	411
Depreciation and amortisation	260	202	205	132	81	72
Profit on sale of subsidiary and associated undertakings	—	(40)	—	—	—	—
Amortisation of premiums/(discounts) on debt securities	(8)	(21)	—	—	—	—
Provisions for liabilities and charges	56	17	—	41	16	—
Provision for impairment	897	394	388	830	302	346
Corporation tax charge	445	275	179	288	126	69
Other non-cash items	235	250	109	(506)	1,155	(99)

	1,221	2,116	1,992	540	3,366	797

	Group			Company
	2009	2008	2007	2009	2008	2007
Changes in operating assets and liabilities	£m	£m	£m	£m	£m	£m

Net (increase)/ decrease in trading assets	(1,636)	9,398	(695)	—	—	—
Net decrease/(increase) in derivative assets	12,298	(23,096)	(1,615)	196	(2,046)	(43)
Net (increase)/decrease in financial assets designated at fair value	(981)	465	(3,107)	10,218	(39,863)	(7,434)
Net (increase)/decrease in loans and advances to banks & customers	(3,008)	(16,959)	(8,908)	(10,146)	(38,835)	(1,641)
Net decrease/(increase) in other assets	1,103	(189)	1,914	835	108	357
Net increase/(decrease) in deposits by banks and customers	6,647	(3,652)	4,104	(2,731)	123,614	13,813
Net (decrease)/increase in derivative liabilities	(8,847)	16,979	(287)	(2,041)	4,342	370
Net increase/(decrease) in trading liabilities	5,533	(14,054)	(2,850)	(739)	739	—
Net (decrease)/increase in financial liabilities designated at fair value	(1,238)	(3,284)	(619)	—	—	—
Net (decrease)increase in debt issued	(3,077)	5,027	368	1	—	(3)
Net (decrease)/increase in other liabilities	(1,369)	(807)	(20)	(656)	(586)	(315)
Effects of exchange rate differences	(3,719)	6,569	396	(268)	897	—

Net cash flow from/(used in) operating activities before tax	2,927	(21,487)	(9,327)	(4,791)	51,736	5,901
Income tax received/(paid)	2	43	(5)	21	80	48

Net cash flow from/(used in) operating activities	2,929	(21,444)	(9,332)	(4,770)	51,816	5,949

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group			Company
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Cash and balances with central banks	4,163	4,017	1,038	3,266	2,456	1,032
Debt securities	1,966	5,208	5,819	—	—	—
Loans and advances to banks	4,881	5,763	—	—	—	—
Net trading other cash equivalents	8,827	532	24,989	—	—	—
Net non trading other cash equivalents	6,527	12,155	2,210	52,132	58,747	9,562

Cash and cash equivalents	26,364	27,675	34,056	55,398	61,203	10,594

Financial Statements
Notes to the Financial Statements continued
c) Sale of subsidiaries

	Group
	2009	2008	2007
Net assets disposed of:	£m	£m	£m

Operating lease assets	—	2,134	—
Current tax accounts	—	8	—
Other assets	—	60	—
Deposits by banks	—	(8)	—
Other liabilities	—	(163)	—
Other provisions	—	(2)	—
Current tax liabilities	—	(19)	—
Deferred tax liabilities	—	(446)	—
Retirement benefit obligations	—	1	—

	—	1,565	—
Profit/ (loss) on disposal	—	40	—

	—	1,605	—

Satisfied by:
Cash and cash equivalents	—	1,605	—
Less: Cash and cash equivalents in subsidiary sold	—	—	—

Net cash inflow of sale	—	1,605	—

On 8 December 2008, the Group completed the disposal of Porterbrook, its rolling stock leasing business, by the sale of 100% of Porterbrook Leasing Company Limited and its subsidiaries to a consortium of investors including Antin Infrastructure Partners (the BNP Paribas sponsored infrastructure fund), Deutsche Bank and Lloyds Banking Group plc, for a cash consideration of approximately £1.6bn, with the Group providing £0.6bn medium term, senior loan funding to the acquisition vehicle.
     In addition, as described in Note 20, on 17 December 2007, the Company sold 49% of its shareholding in Santander Private Banking UK Limited to a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m. Further, in 2007, recoveries of £5m were received in respect of subsidiaries sold in 2003.
d) Acquisitions of subsidiaries and businesses
2008

	Group
		Bradford &
	Alliance &	Bingley savings
	Leicester	business	Total
Net assets acquired:	£m	£m	£m

Assets
Cash and balances at central banks	666	18,613	19,279
Derivative financial instruments	2,111	—	2,111
Financial assets designated at fair value	492	—	492
Loans and advances to banks	423	1,549	1,972
Loans and advances to customers	50,349	—	50,349
Available-for-sale securities	1,658	3	1,661
Loans and receivables securities	14,253	—	14,253
Intangible assets	17	4	21
Property, plant and equipment	273	44	317
Other assets	2,051	449	2,500
Liabilities
Deposits by banks	(10,216)	—	(10,216)
Deposits by customers	(39,765)	(20,434)	(60,199)
Derivative financial instruments	(933)	—	(933)
Financial liabilities designated at fair value	(1,421)	—	(1,421)
Debt securities in issue	(17,146)	—	(17,146)
Subordinated liabilities	(1,296)	—	(1,296)
Other liabilities	(1,009)	(11)	(1,020)

Net identified assets and liabilities	507	217	724
Goodwill	774	395	1,169

Consideration	1,281	612	1,893

Satisfied by:
Cash and cash equivalents	—	612	612
Less: Cash and cash equivalents in businesses acquired	(666)	(18,613)	(19,279)

Net cash (inflow) acquired	(666)	(18,001)	(18,667)

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for 12,631,375,230 newly issued ordinary shares of the Company. There was no other consideration. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc.

Financial Statements
Notes to the Financial Statements continued
The transfer of Alliance & Leicester plc to the Company from Banco Santander, S.A. in exchange for ordinary shares of the Company represents a combination of entities under common control. Transactions between entities under common control are outside the scope of IFRS 3 — Business Combinations, and there is no other guidance for such situations under IFRS. In the absence of authoritative guidance under IFRS, the transfer has been accounted for by the Group in a manner consistent with group reconstruction relief under UK GAAP. As a result, the transfer of Alliance & Leicester plc has been accounted for by the Group with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired Alliance & Leicester plc. For further information see Note 47.
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
42. Collateral pledged and received
The Group provides assets as collateral in the following areas of the business.
     The Company and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2009 £58,479m (2008: £63,451m) of residential mortgage loans were so assigned.
     The Company and certain of its subsidiaries have also established covered bond programmes, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2009 £15,150m (2008: £24,101m) of residential mortgage loans had been so secured.
     Collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2009 £2,035m (2008: £1,842m) of such collateral in the form of cash had been provided.
     As part of structured transactions entered into by subsidiaries of the Company, assets are pledged or received as collateral. At 31 December 2009 £253m (2008: £844m) of assets had been received (2008: pledged) in relation to these transactions.
     Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2009 was £42,389m (2008: £51,267m).
     Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held. At 31 December 2009, the fair value of such collateral was £42,039m (2008: £29,782m) of which £42,039m (2008: £29,782m) was sold or repledged. The subsidiaries have an obligation to return the collateral that it has sold or pledged with a fair value of £42,039m (2008: £29,782m).
     As part of revised arrangements relating to the funding of the Group’s defined benefit pension schemes, £814m (2008: £970m) of securities classified as available-for-sale have been pledged during the year to cover the Group’s obligations.
43. Share-based compensation
Santander UK schemes
The Group granted share options to executive officers and employees under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme prior to being acquired by Banco Santander, S.A. on 12 November 2004. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met. Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. All of the share options prior to 12 November 2004 relate to shares in the Company. After 12 November 2004, all share options relate to shares in Banco Santander, S.A.. On 12 November 2004 all holders of options in ordinary shares of the Company were given the option to exercise their options, to cancel their options in return for a cash payment or to transfer their options to options in shares of Banco Santander, S.A.. The options over Banco Santander, S.A. shares are accounted for as cash settled share-based transactions. On acquisition of the Company by Banco Santander, S.A. there was no fair value adjustment of options modified to rights over Banco Santander, S.A. shares. From 12 November 2004 the Group has purchased Banco Santander, S.A. shares on the open market in order to settle these share based compensation obligations.

Financial Statements
Notes to the Financial Statements continued
The Group introduced its second Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue & Customs approved Sharesave Scheme was launched in September 2009. Employees were given the option of saving between £5 and £250 per month for a three or five year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days in September 2009.
     The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £7m (2008: £3m, 2007: £68m), none of which had vested as at 31 December 2009 (2008: nil). Cash received from the exercise of share options and the actual tax benefits realised from tax deductions were £1m (2008: £14m, 2007: £6m) and £nil (2008: £4m, 2007: £2m), respectively.
     The fair value of each option for 2009, 2008 and 2007 has been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

	2009	2008	2007

Risk free interest rate	2.5%-3.5%	2.9%-6.5%	5.0%-5.8%
Dividend growth, based solely upon average growth since 1989	10%	10%	10%
Volatility of underlying shares based upon historical volatility over five years	29.0%-34.4%	20.2%-29.6%	19.80%-26.90%
Expected lives of options granted under:
- Employee Sharesave 3, 5 & 7 year schemes	3, 5 & 7 years	3, 5 & 7 years	3, 5 & 7 years
- Executive Share Option scheme	10 years	10 years	10 years
- Medium term incentive plan	—	—	3 years
- Long term incentive plans	3 years	3 years	3 years

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

	Executive Share Option scheme		Employee Sharesave scheme
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	’000s	£	’000s	£

2009
Options outstanding at the start of the year	12	4.54	6,142	7.00
Options granted during the year	—	—	4,528	7.26
Options exercised during the year	—	—	(679)	3.85
Options forfeited during the year	—	—	(1,278)	7.48
Options outstanding at the end of the year	12	4.54	8,713	7.24
Options exercisable at the end of the year	12	4.54	8,713	7.24

2008
Options outstanding at the start of the year	144	4.15	5,684	3.18
Options granted during the year	—	—	5,197	7.69
Options exercised during the year	(11)	4.14	(4,507)	3.07
Options forfeited during the year	(121)	4.11	(231)	5.91
Options expired during the year	—	—	(1)	8.07
Options outstanding at the end of the year	12	4.54	6,142	7.00
Options exercisable at the end of the year	12	4.54	—	—

	Executive Share Option scheme		Employee Sharesave scheme
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	’000s	£	’000s	£

2007
Options outstanding at the start of the year	178	4.11	7,638	3.32
Options exercised during the year	(34)	3.96	(1,501)	3.81
Options forfeited during the year	—	—	(419)	3.25
Options expired during the year	—	—	(34)	5.92
Options outstanding at the end of the year	144	4.15	5,684	3.18
Options exercisable at the end of the year	144	4.15	—	—

The intrinsic value of the options exercised and the fair value of the options vested during the year were £3m (2008: £31m, 2007: £3m) and £5m (2008: £6m, 2007: £3m), respectively.

Financial Statements
Notes to the Financial Statements continued
Executive Share Option scheme
The following table summarises information about the options outstanding at 31 December 2009.

	Options outstanding			Options exercisable
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual life	exercise price	Number	exercise price
Range of exercise prices	’000s	years	£	’000s	£

Between £4 and £5	12	4	4.54	12	4.54

The following table summarises information about the options outstanding at 31 December 2008.

	Options outstanding			Options exercisable
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual life	exercise price	Number	exercise price
Range of exercise prices	’000s	years	£	’000s	£

Between £4 and £5	12	5	4.54	12	4.54

Employee Sharesave scheme
Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.
     The Group introduced its second Sharesave Scheme under Banco Santander, S.A. ownership. The HM Revenue & Customs approved Sharesave Scheme was launched in September 2009. Employees were given the option of saving between £5 and £250 per month for a three or five year savings period. The option price was set at a 20% discount on the average middle market quotation of Banco Santander, S.A. shares over the first three dealing days of September 2009.
Medium Term Incentive Plan
See Note 45 for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Medium Term Incentive Plan.
2008

Number of awards
granted
000s

Conditional awards outstanding at the beginning of the year	2,220
Conditional awards forfeited during the year	(29)
Conditional awards vested during the year	(2,191)

Conditional awards outstanding at the end of the year	—

2007

Number of awards
granted
000s

Conditional awards outstanding at the beginning of the year	2,537
Conditional awards forfeited during the year	(317)

Conditional awards outstanding at the end of the year	2,220

Awards with a value of £nil vested during the year (2008: £19m, 2007: £nil), as the scheme matured in 2008.
Long Term Incentive Plan
See Note 45 for details of conditional share grants awarded to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Long Term Incentive Plan.
2009

Number of awards
granted
000s

Conditional awards outstanding at the beginning of the year	4,680
Conditional awards granted during the year	2,274
Conditional awards exercised during the year	(1,243)

Conditional awards outstanding at the end of the year	5,711

2008

Number of awards
granted
000s

Conditional awards outstanding at the beginning of the year	3,092
Conditional awards granted during the year	1,803
Conditional awards forfeited during the year	(215)

Conditional awards outstanding at the end of the year	4,680

The weighted average grant-date fair value of conditional awards granted during the year was £3.85 (2008: £4.24). At 31 December 2009, the weighted average remaining contractual life was two years (2008: two years).

Financial Statements
Notes to the Financial Statements continued
Alliance & Leicester schemes
During the year ended 31 December 2009, the Alliance & Leicester group had four share-based payment arrangements, including Share Incentive Plan (SIP) partnership shares. The Share Incentive Plan (SIP) was available to all employees. Prior to Alliance & Leicester plc’s acquisition by Banco Santander, S.A., participants could elect to invest up to £125 per month from pre-tax salary to purchase shares at the prevailing market price. Shares can be released from Trust after five years free of income tax and national insurance contributions. On the acquisition of Alliance & Leicester plc by Banco Santander, S.A., Alliance & Leicester plc shares held in the SIP were converted to Banco Santander shares on the same three for one basis as was applicable to all other shareholders upon acquisition by Banco Santander S.A. These will remain in the SIP Trust under the terms of the SIP rules. 195,454 SIP partnership shares were issued during 2008 prior to acquisition, at the then prevailing market rate of Alliance & Leicester plc shares, at a weighted average price of 428p per share. All were converted to Banco Santander, S.A. shares on acquisition. No Banco Santander SIP shares have been issued since acquisition.
     Options held under the ShareSave Plan, share option plan and senior manager deferred bonus scheme became exercisable on 7 October 2008 and lapsed, if unexercised, on 7 April 2009.
     Restricted share plan shares vested and were converted to Banco Santander, S.A. shares on acquisition in accordance with the scheme rules. Under the senior manager deferred bonus scheme, new Alliance & Leicester plc shares were issued to satisfy deferred bonus scheme options that remained unexercised prior to 7 April 2009, after which all options lapsed.
The following table summarises the movement in the number of options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period:
2009

		Share	Senior manager
	ShareSave	option plan	deferred bonus(1)
	No. of shares	No. of shares	No. of shares

Outstanding at 1 January	564,675	2,232,426	64,726
Lapsed	(564,675)	(2,232,426)	—
Exercised	—	—	(64,726)

Outstanding at 31 December 2009	—	—	—
Weighted average exercise price in 2009	—	—	285.5p

2008

		Share	Senior manager
	ShareSave	option plan	deferred bonus(1)
	No. of shares	No. of shares	No. of shares

Outstanding and exercisable at 31 December 2008	564,675	2,232,426	64,726
Weighted average exercise price in 2008	630.2p	n/a	285.5p
Range of exercise prices for options	632p - 815p	544p - 1,093p	n/a
Weighted average fair value options	n/a	84p	1,553p	(2)

1.	The figures in the table relate to the level of bonus deferred, i.e. excluding the matching element.

2.	The option value includes the deferred share and the fair value of the matched element less the cash bonus foregone.
For these schemes, the estimated fair value is calculated as the value of the share price option plus the present value of any deferred dividends.
     The assumptions used in the model are as follows:

Input	Assumption

Share price	Price at date of grant
Exercise price	Per scheme rules
Expected volatility	Estimated by calculating the annualised, exponential weighted monthly volatility of share price over prior two years
Option life	Per scheme rules
Risk free rate	Generated from LIBOR swap curve

44. Directors’ emoluments and interests
Ex gratia pensions paid to former Directors of the Company in 2009, which have been provided for previously, amounted to £22,341 (2008: £22,341, 2007: £21,524). In 1992, the Board decided not to award any new such ex gratia pensions.
     There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

		Aggregate amount
	Number of	outstanding
Other Key Management Personnel* — Loans	persons	£000

2009	2	835

2008	2	647

*	Other Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of its parent company, Banco Santander, S.A. who served during the year. The above excludes any overdraft facilities provided to Directors, Other Key Management Personnel and their connected persons in the ordinary course of business.

Financial Statements
Notes to the Financial Statements continued
Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.
45. Related party disclosures
Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with the Group in the course of normal banking and life assurance business.
2009

		Amounts in respect of directors,
	Number of directors and	Other Key Management Personnel(1)
	Other Key Management	and their connected persons
	Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	5	647
Net movements in the year	(1)	191

Loans outstanding at 31 December	4	838

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	16	4,463
Net movements in the year	(1)	2,916

Deposit, bank and instant access accounts and investments at 31 December	15	7,379

Life assurance policies
Life assurance policies at 1 January	1	1,026
Net movements in the year	2	862

Life assurance policies at 31 December	3	1,888

2008

		Amounts in respect of directors,
	Number of directors	Other Key Management Personnel(1)
	and Other Key	and their connected persons
	Management Personnel(1)	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	806
Net movements in the year	4	(159)

Loans outstanding at 31 December	5	647

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	12	5,565
Net movements in the year	4	(1,102)

Deposit, bank and instant access accounts and investments at 31 December	16	4,463

Life assurance policies
Life assurance policies at 1 January	2	1,600
Net movements in the year	(1)	(574)

Life assurance policies at 31 December	1	1,026

(1)	Other Key Management Personnel are defined as the Executive Committee of the Company and the Board and Executive Committee of its parent company, Banco Santander, S.A., who served during the year.
In 2009, one Director undertook sharedealing transactions through the Group’s execution only stockbroker (2008: two Directors) with an aggregate net value of £269,561 (2008: £680,096). Any transactions were on normal business terms and standard commission rates were payable.
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
Remuneration of Key Management Personnel
The remuneration of the Directors, and Other Key Management Personnel of the Group, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in the ‘Directors’ Remuneration’ table in the Directors’ Report on page 92.

Financial Statements
Notes to the Financial Statements continued

	2009	2008	2007
Key management compensation	£	£	£

Short-term employee benefits	12,172,113	13,016,060	11,602,405
Post employment benefits	319,319	306,902	77,814
Other long term benefits	—	—	—
Termination benefits	1,162,500	—	—
Share-based payments	2,192,509	1,572,973	1,101,786

	15,846,441	14,895,935	12,782,005

Medium-Term Incentive Plan
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
Long-Term Incentive Plan
In 2009, four Executive Directors (2008: two) and six Other Key Management Personnel (2008: six) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan for a total fair value of £1,605,268 (2008: £1,325,592) based on a price of euro 8.14 (2008: euro 11.96). The value attributable to the current year of these conditional awards is included in share based payments above. Under the Santander Long-Term Incentive Plans granted on 1 July 2009, 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. The amount of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. All awards under the Santander Long-Term Incentive Plan will depend on Santander’s Total Shareholder Return performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share performance against a competitor benchmark group. 90.79% of the 40% of the 2007 conditional award of shares vested in July 2009. Subject to performance conditions being met, the remaining 60% of the 2007 conditional award will vest in July 2010, 100% of the 2008 conditional award will vest in July 2011 and 100% of the 2009 conditional award will vest in July 2012.
Parent undertaking and controlling party
The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A.. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander, S.A., copies of which may be obtained from Santander Shareholder Department, 2 Triton Square, Regent’s Place, London NW1 3AN.
Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year end:

	Group
	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2009	2008	2007	2009	2008	2007	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(99)	(537)	(293)	47	509	327	7,809	11,021	(2,965)	(2,337)
Fellow subsidiaries	(563)	(383)	(171)	412	377	24	7,113	6,214	(4,567)	(1,767)
Associates	(26)	(23)	(19)	1	2	5	2,092	632	(13)	(150)

	(688)	(943)	(483)	460	888	356	17,014	17,867	(7,545)	(4,254)

	Company
	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2009	2008	2007	2009	2008	2007	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Parent company	(32)	(55)	(91)	5	—	—	1	1,004	(632)	(230)
Subsidiaries	(4,229)	(6,654)	(2,072)	6,399	8,312	4,532	149,175	165,557	(184,460)	(198,369)
Fellow subsidiaries	(224)	(261)	(106)	307	253	17	71	352	(1,839)	(320)
Associates	—	(2)	—	—	—	—	1	334	—	(2)

	(4,485)	(6,972)	(2,269)	6,711	8,565	4,549	149,248	167,247	(186,931)	(198,921)

The balances above include debt securities in issue and non-controlling interests held by related parties. In addition, transactions with pension schemes operated by the Group are described in Note 36.
     During the year, euro 315m of the Group’s holdings of AAA rated prime mortgage backed securities were sold to the issuer, Banco Santander Totta, S.A.. Although Banco Santander Totta, S.A. is a related party of the Group, the transactions are considered to be commercial deals, with a normal sharing of profits.

Financial Statements
Notes to the Financial Statements continued
On 17 December 2007, the Company sold 100% of its shareholdings in James Hay, Cater Allen and Abbey Sharedealing to Santander Private Banking UK Limited, at the time of the transaction a 100% owned direct subsidiary of the Company, for a total cash consideration of £414m. The companies sold were Cater Allen Limited, Abbey Stockbrokers Limited, Abbey Stockbrokers (Nominees) Limited, James Hay Holdings Limited, James Hay Wrap Managers Limited, James Hay Insurance Company Limited, James Hay Administration Company Limited, James Hay Pension Trustees Limited and Sarum Trustees Limited. Subsequently, on 17 December 2007, the Company sold 49% of its shareholding in Santander Private Banking UK Limited to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A. for a total cash consideration of £203m.
     The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties.
     As described in Note 47, on 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc.
46. Events after the balance sheet date
On 25 February 2010 it was announced that Alliance & Leicester plc intends to transfer its business into the Company later this year under a scheme allowed by Part VII of the Financial Services and Markets Act 2000. This transfer is subject to UK Financial Services Authority support and the Court approval. The transfer will provide benefits for Alliance & Leicester plc customers and for the Company. For Alliance & Leicester plc customers this includes access to Santander UK’s full product range plus use of over 1,300 branches, four times as many branches currently available for Alliance & Leicester plc customers. By rationalising systems and improving the sales and risk management processes through having a single view of customers’ dealings, the Company will also benefit from the significant synergies that were announced to the market at the time of the acquisition of Alliance & Leicester plc by Banco Santander, S.A. in 2008.
     On 26 February 2010 it was announced that as the Alliance & Leicester plc preference shares will not transfer to the Company under the proposed Part VII Transfer, Alliance & Leicester plc and Santander UK plc have agreed that the holders of the Alliance & Leicester plc preference shares should be given the opportunity to exchange their Alliance & Leicester plc preference shares for new preference shares to be issued by the Company. It is intended that the exchange will be carried out by a scheme of arrangement under Part 26 of the Companies Act 2006, which, if approved by the Court as well as holders of the Alliance & Leicester plc preference shares and the Company (as holder of the ordinary shares of Alliance & Leicester plc), the Alliance & Leicester plc preference shares would be substituted with a new issue of preference shares by Santander UK plc on substantially similar terms.
     In March 2010 the Group issued through the Fosse Master Trust the first publicly-placed mortgage-backed securitisation transaction from a UK bank since 2007. The transaction was denominated in both pounds sterling and euro and raised approximately £1.4bn.
47. Transfer of Alliance & Leicester plc
On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for 12,631,375,230 newly issued ordinary shares of the Company. There was no other consideration. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc.
     The transfer of Alliance & Leicester plc to the Company from Banco Santander, S.A. in exchange for ordinary shares of the Company represents a combination of entities under common control. Transactions between entities under common control are outside the scope of IFRS 3 — Business Combinations, and there is no other guidance for such situations under IFRS. In the absence of authoritative guidance under IFRS, the transfer has been accounted for by the Group in a manner consistent with group reconstruction relief under UK GAAP. As a result, the transfer of Alliance & Leicester plc has been accounted for by the Group with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired Alliance & Leicester plc.
     The consolidated financial statements and related notes of the Group for the year ended 31 December 2008 have been updated to reflect this treatment, as follows.
Updated consolidated income statement for the year ended 31 December 2008
The effect of the acquisition of Alliance & Leicester plc on the Group’s consolidated income statement for the period from 10 October 2008 to 31 December 2008 is both quantitatively and qualitatively immaterial. The inclusion of Alliance & Leicester plc for the period from 10 October 2008 to 31 December 2008 would have resulted in: (a) a decrease in the profit before tax and profit after tax of the Group by 1% and 2% respectively; (b) no change in compliance with regulatory measures and loan covenants; and; (c) an immaterial impact on key financial trends and performance indicators. Consequently, the Group has concluded that it will not recast the consolidated income statement, or the consolidated statement of comprehensive income for the year ended 31 December 2008, to reflect the application of group reconstruction relief.

Financial Statements
Notes to the Financial Statements continued
Updated consolidated balance sheet at 31 December 2008
The updated consolidated balance sheet of the Group set out below is based on the original audited consolidated balance sheet of the Group at 31 December 2008 and the audited consolidated balance sheet of the Alliance & Leicester group at 31 December 2008 which have been prepared in accordance with IFRS as issued by the IASB in addition to being consistent with IFRS as adopted for use in the European Union. Inter-company balances between Group companies and Alliance & Leicester group companies have been eliminated. Finally, the acquisition adjustments originally recognised by Banco Santander, S.A. have been applied.
As at 31 December 2008

	Santander UK	Alliance & Leicester	Inter-company	Acquisition
	Group(1)	Group	eliminations	adjustments	Total
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	2,464	1,553	—	—	4,017
Trading assets	26,264	—	—	—	26,264
Derivative financial instruments	32,281	2,876	(32)	—	35,125
Financial assets designated at fair value	11,314	63	—	—	11,377
Loans and advances to banks	24,226	1,239	(9,464)	—	16,001
Loans and advances to customers	129,023	51,402	—	(249)	180,176
Available-for-sale securities	1,005	1,658	—	—	2,663
Loans and receivables securities	—	14,250	(146)	3	14,107
Macro hedge of interest rate risk	1,475	713	—	—	2,188
Investments in associated undertakings	735	—	—	(700)	35
Intangible assets	556	17	—	774	1,347
Property, plant and equipment	581	223	—	50	854
Operating lease assets	—	348	—	—	348
Current tax assets	195	17	—	—	212
Deferred tax assets	560	626	—	88	1,274
Other assets	1,063	259	—	—	1,322

Total assets	231,742	75,244	(9,642)	(34)	297,310

Liabilities
Deposits by banks	3,337	11,516	(365)	—	14,488
Deposits by customers	99,246	39,765	(8,766)	—	130,245
Derivative financial instruments	26,309	1,533	(32)	—	27,810
Trading liabilities	40,738	—	—	—	40,738
Financial liabilities designated at fair value	4,945	728	—	—	5,673
Debt securities in issue	41,178	17,477	(144)	—	58,511
Other borrowed funds	2,076	—	—	—	2,076
Subordinated liabilities	5,826	1,436	(335)	(140)	6,787
Other liabilities	1,770	631	—	(59)	2,342
Provisions	107	34	—	66	207
Current tax liabilities	517	1	—	—	518
Deferred tax liabilities	86	278	—	41	405
Retirement benefit obligations	796	17	—	—	813

Total liabilities	226,931	73,416	(9,642)	(92)	290,613

Equity
Share capital	1,148	328	—	(328)	1,148
Share premium account	1,857	724	—	540	3,121
Preference shares and innovative Tier 1	—	605	—	(605)	—
Retained earnings	1,678	210	—	(210)	1,678
Other reserves	22	(39)	—	56	39

	4,705	1,828	—	(547)	5,986
Non-controlling interest	106	—	—	605	711

Total shareholders equity	4,811	1,828	—	58	6,697

Total liabilities and equity	231,742	75,244	(9,642)	(34)	297,310

(1)	The Santander UK Group figures include final acquisition adjustments for Bradford & Bingley savings business as described in Note 48.
Updated consolidated cash flow statement for the year ended 31 December 2008
The updated consolidated cash flow statement of the Group set out below is based on the original audited consolidated cash flow statement of the Group for the year ended 31 December 2008 and the post-acquisition consolidated cash flows of the Alliance & Leicester group for the period from 10 October to 31 December 2008 which have been prepared in accordance with IFRS as issued by the IASB in addition to being consistent with IFRS as adopted for use in the European Union. Inter-company transactions between Group companies and Alliance & Leicester group companies have been eliminated.

Financial Statements
Notes to the Financial Statements continued
For the year ended 31 December 2008

	Santander UK	Alliance &	Inter-company	Acquisition
	Group	Leicester Group	eliminations	adjustments	Total
	£m	£m	£m	£m	£m

Net cash flow (used in)/from operating activities
Profit for the year	819	—	—	—	819
Adjustments for:
Non cash items included in net profit	1,297	—	—	—	1,297
Change in operating assets	(40,978)	1,463	9,134	—	(30,381)
Change in operating liabilities	8,135	1,539	(9,465)	—	209
Income taxes received/(paid)	43	—	—	—	43
Effects of exchange rate differences	8,569	(2,000)	—	—	6,569

Net cash flow (used in)/from operating activities	(22,115)	1,002	(331)	—	(21,444)

Net cash flows from/(used in) investing activities
Acquisition of businesses, net of cash acquired	18,001	—	—	666	18,667
Dividends received from associates	2	—	—	—	2
Investment in associates	(708)	—	700	—	(8)
Disposal of subsidiaries, net of cash disposed	1,605	—	—	—	1,605
Purchase of tangible and intangible fixed assets	(278)	—	—	—	(278)
Proceeds from sale of tangible and intangible fixed assets	15	—	—	—	15
Purchase of non-trading securities	(1,222)	—	331	—	(891)
Proceeds from sale of non-trading securities	290	—	—	—	290

Net cash flow from/(used in) investing activities	17,705	—	1,031	666	19,402

Net cash flow (used in)/from financing activities
Issue of ordinary share capital	1,000	701	(700)	—	1,001
Repayment of loan capital	(7,787)	—	—	—	(7,787)
Dividends paid	(595)	—	—	—	(595)

Net cash flow (used in)/from financing activities	(7,382)	701	(700)	—	(7,381)

Net (decrease)/increase in cash and cash equivalents	(11,792)	1,703	—	666	(9,423)

Cash and cash equivalents at beginning of the year	34,056	666	—	(666)	34,056
Effects of exchange rates on cash and cash equivalents	3,042	—	—	—	3,042

Cash and cash equivalents at the end of the year	25,306	2,369	—	—	27,675

Acquisition adjustments
The initial computation of the purchase price, the allocation of the purchase price to the net assets of Alliance & Leicester plc based on fair values estimated by Banco Santander, S.A. at 10 October 2008, and the resulting amount of goodwill were:

	£m	£m	£m

Purchase price:
Fair value of shares issued by Banco Santander, S.A. in exchange for Alliance & Leicester plc			1,281
Less:
Alliance & Leicester’s shareholders’ funds at 10 October 2008		523
Fair value adjustments:
- Loans and advances to customers	(249)
- Loans and receivables securities	3
- Property, plant and equipment	50
- Subordinated liabilities	140
- Other liabilities	59
- Provisions	(66)
- Deferred tax (tax effect of the above adjustments)	47

		(16)

			507

Goodwill			774

The acquisition of Alliance & Leicester plc strengthened the Group’s market position and critical mass. Intangible assets in respect of brands, customer relationships (known as core deposit intangibles) and customer lists were identified. The values of these intangible assets were determined to be immaterial; accordingly, no separate intangible assets for these items were recognised. No other intangible assets were identified, including any relating to key employees, patents or intellectual property rights.
     The computation of the purchase price was based on the fair value (i.e. the published price) of 140,950,944 new Banco Santander, S.A. shares of euro 0.50 par value each, with a share premium of euro 10.73 per share that were issued in exchange for Alliance & Leicester plc common shares on 10 October 2008. The share capital, share premium and pre-acquisition reserves (retained earnings and other reserves) of Alliance & Leicester plc have also been eliminated on acquisition. The Company’s existing holding of 35.6% of Alliance & Leicester plc’s equity voting interests at 31 December 2008 was also eliminated.
Financial effect of the Transfer
The amounts of total operating income and profit before tax of Alliance & Leicester included in the Group’s income statement for the year ended 31 December 2009 were £1,253m and £420m, respectively.

Financial Statements
Notes to the Financial Statements continued
48. Acquisition of the Bradford & Bingley savings business, and transfer of Alliance & Leicester plc — initial accounting
Bradford & Bingley savings business
The Consolidated Balance Sheet as at 31 December 2008 reflected the acquisition of the Bradford & Bingley savings business with effect from September 2008, under the purchase method of accounting. The total cost of the acquisition was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values at the date of the acquisition. The preliminary allocation resulted in an excess of fair value of acquired net assets over cost. The estimated purchase price allocation was preliminary and has now been completed.
     The following table presents the preliminary and final allocations of the aggregate purchase price at the acquisition date:
Net assets acquired:

	Revised allocation	Initial allocation	Change
	£m	£m	£m

Assets
Cash and balances at central banks	18,613	18,613	—
Loans and advances to banks	1,549	1,624	(75)
Available-for-sale securities	3	3	—
Intangible assets	4	4	—
Property, plant and equipment	44	44	—
Other assets, tax assets and lease assets	449	428	21
Liabilities
Deposits by customers	(20,434)	(20,434)	—
Other liabilities, tax liabilities and lease obligations	(11)	(11)	—

Net identified assets and liabilities	217	271	(54)
Goodwill	395	341	54

Consideration	612	612	—

The adjustment since the initial allocation wrote off the value of the £75m investment in Bradford & Bingley plc subordinated debt held by Bradford & Bingley International Limited to reflect its impairment as a result of the outcome of discussions between the Company and HM Treasury. The tax effect of the adjustment was £21m.
Alliance & Leicester plc
The Consolidated Balance Sheet as at 31 December 2008 did not originally reflect the transfer of Alliance & Leicester plc to the Company. As described in Note 47, the transfer has now been reflected with effect from 10 October 2008. The amended Consolidated Balance Sheet as at 31 December 2008 reflecting the transfer with effect from 10 October 2008 was included in the Group’s 2009 Half Yearly Financial Report published on 28 August 2009. In that Financial Report, the total cost of the acquisition was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values at the effective date of the transfer. The preliminary allocation resulted in an excess of fair value of acquired net assets over cost. The estimated purchase price allocation was preliminary and has now been completed by Banco Santander, S.A.. Banco Santander S.A.’s final acquisition accounting has been reflected by the Group, in accordance with group reconstruction relief.
     The following table presents the preliminary and final allocations of the aggregate purchase price at 10 October 2008:
Net assets acquired:

	Revised	Initial
	allocation	allocation	Change
	£m	£m	£m

Assets
Cash and balances at central banks	666	666	—
Derivative financial instruments	2,111	2,111	—
Financial assets designated at fair value	492	492	—
Loans and advances to banks	423	423	—
Loans and advances to customers	50,349	50,598	(249)
Available-for-sale securities	1,658	1,658	—
Loans and receivables securities	14,253	14,253	—
Intangible assets	17	17	—
Property, plant and equipment	273	273	—
Other assets, tax assets and lease assets	2,051	1,963	88
Liabilities
Deposits by banks	(10,216)	(10,216)	—
Deposits by customers	(39,765)	(39,765)	—
Derivative financial instruments	(933)	(933)	—
Financial liabilities designated at fair value	(1,421)	(1,421)	—
Debt securities in issue	(17,146)	(17,146)	—
Subordinated liabilities	(1,296)	(1,296)	—
Other liabilities, tax liabilities, provisions and retirement benefit obligations	(1,009)	(956)	(53)

Net identified assets and liabilities	507	721	(214)
Goodwill	774	560	214

Consideration	1,281	1,281	—

The adjustment to reduce Loans and advances to customers by £249m reflected the final assessment of the losses in the Retail and Corporate Banking portfolios, which were higher than originally estimated.

Financial Statements
Notes to the Financial Statements continued
The adjustment to increase Other liabilities by £53m represents the updated view of the cost of settling misselling claims with respect to products sold by Alliance & Leicester prior to its acquisition. The adjustment to increase Other assets by £88m represents the deferred tax effect of the above adjustments.
49. Financial instruments
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The Accounting Policies Note describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse the Group’s financial instruments into those measured at fair value and those measured at amortised cost in the balance sheet:
31 December 2009

	Group
	Held at fair value				Held at amortised cost		Non-
		Derivatives	Designated			Financial	financial
		held for	at fair value	Available-	Loans and	liabilities at	assets /
	Trading	hedging	through P&L	for-sale	Receivables	amortised cost	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash & balances at central banks	—	—	—	—	4,163	—	—	4,163
Trading assets	33,290	—	—	—	—	—	—	33,290
Derivative financial instruments	21,472	1,355	—	—	—	—	—	22,827
Financial assets designated at FV	—	—	12,358	—	—	—	—	12,358
Loans and advances to banks	—	—	—	—	9,151	—	—	9,151
Loans and advances to cust.s	—	—	—	—	186,804	—	—	186,804
Available-for-sale securities	—	—	—	797	—	—	—	797
Loans and receivables securities	—	—	—	—	9,898	—	—	9,898
Macro hedge of interest rate risk	—	—	—	—	1,127	—	—	1,127
Investment in associates	—	—	—	—	—	—	75	75
Intangible assets	—	—	—	—	—	—	1,446	1,446
Property, plant and equipment	—	—	—	—	—	—	938	938
Operating lease assets	—	—	—	—	—	—	312	312
Current tax assets	—	—	—	—	—	—	85	85
Deferred tax assets	—	—	—	—	—	—	946	946
Other assets	—	—	—	—	999	—	75	1,074

	54,762	1,355	12,358	797	212,142	—	3,877	285,291

Liabilities
Deposits by banks	—	—	—	—	—	5,811	—	5,811
Deposits by customers	—	—	—	—	—	143,893	—	143,893
Derivative financial liabilities	16,775	2,188	—	—	—	—	—	18,963
Trading liabilities	46,152	—	—	—	—	—	—	46,152
Financial liabilities at FVTPL	—	—	4,423	—	—	—	—	4,423
Debt securities in issue	—	—	—	—	—	47,758	—	47,758
Other borrowed funds	—	—	—	—	—	1,352	—	1,352
Subordinated liabilities	—	—	—	—	—	5,597	—	5,597
Other liabilities	—	—	—	—	—	2,263	60	2,323
Provisions	—	—	—	—	—	—	91	91
Current tax liabilities	—	—	—	—	—	—	300	300
Deferred tax liabilities	—	—	—	—	—	—	336	336
Retirement benefit obligations	—	—	—	—	—	—	1,070	1,070

	62,927	2,188	4,423	—	—	206,674	1,857	278,069

31 December 2009

	Company
	Held at fair value
			Designated		Held at amortised cost		Non-
		Derivatives	at fair value			Financial	financial
		held for	through	Available	Loans and	liabilities at	assets /
	Trading	hedging	P&L	-for-sale	Receivables	amortised cost	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash & balances at central banks	—	—	—	—	3,266	—	—	3,266
Derivative financial instruments	1,256	1,283	—	—	—	—	—	2,539
Financial assets designated at FV	—	—	37,145	—	—	—	—	37,145
Loans and advances to banks	—	—	—	—	109,658	—	—	109,658
Loans and advances to cust.s	—	—	—	—	131,749	—	—	131,749
Available-for-sale securities	—	—	—	30	—	—	—	30
Loans and receivables securities	—	—	—	—	2	—	—	2
Investment in associates	—	—	—	—	—	—	76	76
Investment in subsidiaries	—	—	—	—	—	—	7,038	7,038
Intangible assets	—	—	—	—	—	—	552	552
Property, plant and equipment	—	—	—	—	—	—	561	561
Deferred tax assets	—	—	—	—	—	—	428	428
Other assets	—	—	—	—	513	—	138	651

	1,256	1,283	37,145	30	245,188	—	8,793	293,695

Financial Statements
Notes to the Financial Statements continued
31 December 2009

	Company
	Held at fair value
			Designated		Held at amortised cost		Non-
		Derivatives	at fair value			Financial	financial
		held for	through	Available	Loans and	liabilities at	assets /
	Trading	hedging	P&L	-for-sale	Receivables	amortised cost	Liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks	—	—	—	—	—	116,414	—	116,414
Deposits by customers	—	—	—	—	—	159,187	—	159,187
Derivative financial liabilities	3,001	352	—	—	—	—	—	3,353
Other borrowed funds	—	—	—	—	—	539	—	539
Subordinated liabilities	—	—	—	—	—	5,580	—	5,580
Other liabilities	—	—	—	—	—	1,611	—	1,611
Provisions	—	—	—	—	—	—	74	74
Current tax liabilities	—	—	—	—	—	—	92	92
Retirement benefit obligations	—	—	—	—	—	—	922	922

	3,001	352	—	—	—	283,331	1,088	287,772

31 December 2008

	Group
	Held at fair value				Held at amortised cost		Non-
		Derivatives	Designated at			Financial	financial
		held for	fair value	Available-	Loans and	liabilities at	assets /
	Trading	hedging	through P&L	for-sale	Receivables	amortised cost	Liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash & balances at central banks	—	—	—	—	4,017	—	—	4,017
Trading assets	26,264	—	—	—	—	—	—	26,264
Derivative financial instruments	31,713	3,412	—	—	—	—	—	35,125
Financial assets designated at FV	—	—	11,377	—	—	—	—	11,377
Loans and advances to banks	—	—	—	—	16,001	—	—	16,001
Loans and advances to customers	—	—	—	—	180,176	—	—	180,176
Available-for-sale securities	—	—	—	2,663		—	—	2,663
Loans and receivables securities	—	—	—	—	14,107	—	—	14,107
Macro hedge of interest rate risk	—	—	—	—	2,188	—	—	2,188
Investment in associates	—	—	—	—	—	—	35	35
Intangible assets	—	—	—	—	—	—	1,347	1,347
Property, plant and equipment	—	—	—	—	—	—	854	854
Operating lease assets	—	—	—	—	—	—	348	348
Current tax assets	—	—	—	—	—	—	212	212
Deferred tax assets	—	—	—	—	—	—	1,274	1,274
Other assets	—	—	—	—	1,200	—	122	1,322

	57,977	3,412	11,377	2,663	217,689	—	4,192	297,310

Liabilities
Deposits by banks	—	—	—	—	—	14,488	—	14,488
Deposits by customers	—	—	—	—	—	130,245	—	130,245
Derivative financial liabilities	25,420	2,390	—	—	—	—	—	27,810
Trading liabilities	40,738	—	—	—	—	—	—	40,738
Financial liabilities at FVTPL	—	—	5,673	—	—	—	—	5,673
Debt securities in issue	—	—	—	—	—	58,511	—	58,511
Other borrowed funds	—	—	—	—	—	2,076	—	2,076
Subordinated liabilities	—	—	—	—	—	6,787	—	6,787
Other liabilities	—	—	—	—	—	2,303	39	2,342
Provisions	—	—	—	—	—	—	207	207
Current tax liabilities	—	—	—	—	—	—	518	518
Deferred tax liabilities	—	—	—	—	—	—	405	405
Retirement benefit obligations	—	—	—	—	—	—	813	813

	66,158	2,390	5,673	—	—	214,410	1,982	290,613

Financial Statements
Notes to the Financial Statements continued
31 December 2008

	Company
	Held at fair value
			Designated		Held at amortised cost		Non-
		Derivatives	at fair value			Financial	financial
		held for	through	Available-	Loans and	liabilities at	assets /
	Trading	hedging	profit or loss	for-sale	Receivables	amortised cost	Liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash & balances at central banks	—	—	—	—	2,456	—	—	2,456
Derivative financial instruments	2,112	623	—	—	—	—	—	2,735
Financial assets designated at FV	—	—	47,525	—	—	—	—	47,525
Loans and advances to banks	—	—	—	—	116,486	—	—	116,486
Loans and advances to cust.s	—	—	—	—	123,319	—	—	123,319
Available-for-sale securities	—	—	—	25	—	—	—	25
Investment in associates	—	—	—	—	—	—	741	741
Investment in subsidiaries	—	—	—	—	—	—	5,147	5,147
Intangible assets	—	—	—	—	—	—	484	484
Property, plant and equipment	—	—	—	—	—	—	569	569
Current tax assets	—	—	—	—	—	—	194	194
Deferred tax assets	—	—	—	—	—	—	458	458
Other assets	—	—	—	—	940	—	47	987

	2,112	623	47,525	25	243,201	—	7,640	301,126

Liabilities
Deposits by banks	—	—	—	—	—	124,846	—	124,846
Deposits by customers	—	—	—	—	—	155,466	—	155,466
Derivative financial liabilities	3,672	1,721	—	—	—	—	—	5,393
Trading liabilities	739	—	—	—	—	—	—	739
Other borrowed funds	—	—	—	—	—	905	—	905
Subordinated liabilities	—	—	—	—	—	7,030	—	7,030
Other liabilities	—	—	—	—	—	1,283	—	1,283
Provisions	—	—	—	—	—	—	99	99
Current tax liabilities	—	—	—	—	—	—	128	128
Deferred tax liabilities	—	—	—	—	—	—	6	6
Retirement benefit obligations	—	—	—	—	—	—	797	797

	4,411	1,721	—	—	—	289,530	1,030	296,692

The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

	Group
	Carrying value	Fair value	Surplus/(deficit)
2009	£m	£m	£m

Assets
Cash and balances at central banks	4,163	4,163	—
Loans and advances to banks	9,151	9,151	—
Loans and advances to customers	186,804	192,164	5,360
Loans and receivables securities	9,898	9,447	(451)
Liabilities
Deposits by banks	5,811	5,811	—
Deposits by customers	143,893	144,608	(715)
Debt securities in issue	47,758	47,483	275
Other borrowed funds	1,352	1,729	(377)
Subordinated liabilities	5,597	6,173	(576)

	Company
	Carrying value	Fair value	Surplus/(deficit)
2009	£m	£m	£m

Assets
Cash and balances at central banks	3,266	3,266	—
Loans and advances to banks	109,658	111,131	1,473
Loans and advances to customers	131,749	136,518	4,769
Liabilities
Deposits by banks	116,414	119,341	(2,927)
Deposits by customers	159,187	159,814	(627)
Other borrowed funds	539	565	(26)
Subordinated liabilities	5,580	6,494	(914)

Financial Statements
Notes to the Financial Statements continued

	Group
	Carrying value	Fair value	Surplus/(deficit)
2008	£m	£m	£m

Assets
Cash and balances at central banks	4,017	4,017	—
Loans and advances to banks	16,001	16,202	201
Loans and advances to customers	180,176	186,233	6,057
Loans and receivables securities	14,107	13,010	(1,097)
Liabilities
Deposits by banks	14,488	14,473	15
Deposits by customers	130,245	130,818	(573)
Debt securities in issue	58,511	57,530	981
Other borrowed funds	2,076	926	1,150
Subordinated liabilities	6,787	5,137	1,650

	Company
	Carrying value	Fair value	Surplus/(deficit)
2008	£m	£m	£m

Assets
Cash and balances at central banks	2,456	2,456	—
Loans and advances to banks	116,411	116,777	366
Loans and advances to customers	123,319	128,148	4,829
Liabilities
Deposits by banks	124,846	126,612	(1,766)
Deposits by customers	155,466	156,016	(550)
Other borrowed funds	905	485	420
Subordinated liabilities	7,030	4,708	2,322

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated. The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented as a single separate line item on the balance sheet.
Fair value measurement
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Further information on fair value measurement can be found in the Group’s Accounting Policies from pages 109 to 123 and the Valuation techniques section below on page 179 to the Consolidated Financial Statements.
Fair value management
The fair value exposures, as tabled above, are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The approach to specific categories of financial instruments is described below.
Assets:
Cash and balances at central banks
The carrying amount of cash and balances at central banks is deemed a reasonable approximation of the fair value.
Loans and advances to banks
The fair value of loans and advances to banks has been estimated using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below on page 179 to the Consolidated Financial Statements.
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

Financial Statements
Notes to the Financial Statements continued
Loan and receivable securities
These debt securities are valued with the assistance of valuations prepared by an independent, specialist valuation firm.
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
The fair value of such deposits liabilities has been estimated using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below on page 179 to the Consolidated Financial Statements.
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below on page 179 to the Consolidated Financial Statements.
Intra Group balances
Included in the asset and liability categories on the Company balance sheet are outstanding intra group balances. The fair value of these balances has been determined using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below on page 179 to the Consolidated Financial Statements.
Fair value valuation bases
The following tables summarise the fair values at 31 December 2009 and 2008 of the financial asset and liability classes accounted for at fair value, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:
At 31 December 2009

				Internal models based on
		Quoted prices in		Market observable		Significant
		active markets		data		unobservable data		Total		Valuation
Balance sheet category		£m	%	£m	%	£m	%	£m	%	technique

Assets
Trading assets	Loans and advances to banks	—	—	5,252	8	—	—	5,252	8	A
	Loans and advances to customers	—	—	10,628	15	—	—	10,628	15	A
	Debt securities	15,932	23	—	—	—	—	15,932	23	—
	Equity securities	1,471	2	—	—	7	—	1,478	2	B

Derivative assets	Exchange rate contracts	—	—	4,088	6	37	—	4,125	6	A
	Interest rate contracts	4	—	17,223	25	—	—	17,227	25	A & C
	Equity & credit contracts	258	—	1,060	2	157	—	1,475	2	B

Financial assets at FVTPL	Loans and advances to customers	—	—	6,116	9	263	—	6,379	9	A
	Debt securities	—	—	4,498	7	1,481	2	5,979	9	A

Available-for-sale financial	Debt securities	747	1	—	—	—	—	747	1	—
Assets	Equity securities	20	—	30	—	—	—	50	—	B

Total assets at fair value		18,432	26	48,896	72	1,945	2	69,273	100

Liabilities
Trading liabilities	Deposits by banks	—	—	40,824	59	—	—	40,824	59	A
	Deposits by customers	—	—	4,115	6	—	—	4,115	6	A
	Short positions	1,071	2	—	—	—	—	1,071	2	—
	Debt securities in issue	—	—	142	—	—	—	142	—	A

Derivative liabilities	Exchange rate contracts	—	—	521	1	—	—	521	1	A
	Interest rate contracts	—	—	16,208	23	—	—	16,208	23	A & C
	Equity & credit contracts	29	—	1,945	3	260	—	2,234	3	B

Financial liabilities at FVTPL	Deposits by banks	—	—	45	—	—	—	45	—	A
	Deposits by customers	—	—	12	—	—	—	12	—	A
	Debt securities in issue	—	—	4,257	6	109	—	4,366	6	A

Total liabilities at fair value		1,100	2	68,069	98	369	—	69,538	100

Financial Statements
Notes to the Financial Statements continued
At 31 December 2008(1)

				Internal models based on
		Quoted prices in		Market		Significant				Valuation
		active markets		observable data		unobservable data		Total		technique
Balance sheet category		£m	%	£m	%	£m	%	£m	%

Assets

Trading assets	Loans and advances to banks	—	—	4,947	7	—	—	4,947	7	A
	Loans and advances to customers	—	—	1,310	2	—	—	1,310	2	A
	Debt securities	16,801	23	—	—	—	—	16,801	23	—
	Equity securities	671	1	—	—	37	—	708	1	B

Derivative assets	Exchange rate contracts	—	—	10,788	15	5	—	10,793	15	A
	Interest rate contracts	232	—	21,549	29	—	—	21,781	29	A & C
	Equity & credit contracts	843	1	1,559	2	149	—	2,551	3	B

Financial assets at FVTPL	Loans and advances to customers	—	—	6,405	9	282	—	6,687	9	A
	Debt securities	—	—	343	—	4,347	7	4,690	7	A

Available-for-sale financial	Debt securities	2,618	4	—	—	—	—	2,618	4	—
assets	Equity securities	10	—	35	—	—	—	45	—	B

Total assets at fair value		21,175	29	46,936	64	4,820	7	72,931	100

Liabilities
Trading liabilities	Deposits by banks	—	—	34,341	47	—	—	34,341	47	A
	Deposits by customers	—	—	4,622	6	—	—	4,622	6	A
	Short positions	751	1	—	—	—	—	751	1	—
	Debt securities in issue	—	—	1,024	1	—	—	1,024	1	A

Derivative liabilities	Exchange rate contracts	—	—	1,680	2	—	—	1,680	2	A
	Interest rate contracts	—	—	21,489	30	—	—	21,489	30	A & C
	Equity & credit contracts	803	1	3,669	5	169	—	4,641	6	B

Financial liabilities at FVTPL	Deposits by banks	—	—	153	—	—	—	153	—	A
	Deposits by customers	—	—	252	—	—	—	252	—	A
	Debt securities in issue	—	—	5,021	7	247	—	5,268	7	A

Total liabilities at fair value		1,554	2	72,251	98	416	—	74,221	100

(1)	Amended for the transfer of Alliance & Leicester plc to the Company as described in Note 47.
The following tables presents the fair values at 31 December 2009 and 2008 of the above financial assets and liabilities by product, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of products represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:
At 31 December 2009

			Internal models based on
					Significant
	Quoted prices in		Market		unobservable
	active markets		observable data		data		Total
Product	£m	%	£m	%	£m	%	£m	%

Assets
Government and government-guaranteed debt securities	3,061	5	—	—	—	—	3,061	5
Asset-backed securities	—	—	4,498	7	1,481	2	5,979	9
Floating rate notes	11,128	16	—	—	—	—	11,128	16
Other debt securities	2,490	4	—	—	263	—	2,753	4
UK Social housing association loans	—	—	6,116	9	—	—	6,116	9
Term deposits and money market instruments	—	—	15,881	23	—	—	15,881	23
Exchange rate derivatives	—	—	4,088	6	37	—	4,125	6
Interest rate derivatives	4	—	17,223	25	—	—	17,227	25
Equity & credit derivatives	258	—	1,060	1	157	—	1,475	1
Ordinary shares and similar securities	1,491	2	30	—	7	—	1,528	2

	18,432	27	48,895	71	1,945	2	69,272	100

Liabilities
Exchange rate derivatives	—	—	521	1	—	—	521	1
Interest rate derivatives	—	—	16,208	23	—	—	16,208	23
Equity & credit derivatives	29	—	1,945	3	260	—	2,234	3
Ordinary shares and similar securities	—	—	—	—	—	—	—	—
Deposits and debt securities in issue	1,071	2	49,395	71	—	—	50,466	73
Debt securities in issue	—	—	—	—	109	—	109	—

	1,100	2	68,069	98	369	—	69,538	100

Financial Statements
Notes to the Financial Statements continued
At 31 December 2008(1)

			Internal models based on
					Significant
	Quoted prices in		Market		Unobservable
	active markets		observable data		data		Total
Product	£m	%	£m	%	£m	%	£m	%

Assets
Government and government-guaranteed debt securities	9,804	14	—	—	—	—	9,804	14
Asset-backed securities	—	—	343	—	4,347	6	4,690	6
Floating rate notes	5,101	7	—	—	—	—	5,101	7
Other debt securities	4,514	7	—	—	282	—	4,796	7
UK Social housing association loans	—	—	6,405	8	—	—	6,405	8
Term deposits and money market instruments	—	—	6,257	9	—	—	6,257	9
Exchange rate derivatives	—	—	10,788	15	5	—	10,793	15
Interest rate derivatives	232	—	21,549	30	—	—	21,781	30
Equity & credit derivatives	843	1	1,559	2	149	—	2,551	3
Ordinary shares and similar securities	681	1	35	—	37	—	753	1

	21,175	30	46,936	64	4,820	6	72,931	100

Liabilities
Exchange rate derivatives	—	—	1,680	3	—	—	1,680	3
Interest rate derivatives	—	—	21,489	29	—	—	21,489	29
Equity & credit derivatives	803	1	3,669	5	169	—	4,641	6
Ordinary shares and similar securities	751	1	—	—	—	—	751	1
Deposits and debt securities in issue	—	—	45,413	61	247	—	45,660	61
Debt securities in issue	—	—	—	—	—	—	—	—

	1,554	2	72,251	98	416	—	74,221	100

(1)	Amended for the transfer of Alliance & Leicester plc to the Company as described in Note 47.
Valuation techniques
The main valuation techniques employed in the Group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2009 and 2008 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2009, 2008 and 2007, except for the technique applied in 2009 to the holdings of Portuguese mortgage-backed securities classified as FVTPL — Debt securities, described on page 182 for Instrument 7.
A	In the valuation of financial instruments requiring static hedging (for example interest rate and currency derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments.

B	In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs are used in these models to generate variables such as the bid-offer spread, foreign currency exchange rates, credit risk, volatility, correlation between indices and market liquidity as appropriate. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality.

C	In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality, and the specific credit spread for that instrument.
In determining fair value, the Group also considers the credit risk of its counterparties, as well as its own creditworthiness, on all over-the-counter (OTC) derivatives in the trading book. The Group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments.
     The credit risk adjustment is measured as a lifetime expected loss for each counterparty based on the probability of default, the loss given default and the expected exposure of the OTC derivative position with the counterparty.
     The probability of default is calculated at the counterparty level through the use of internal rating models. The loss given default (“LGD”) is calculated at the facility level and takes into account the counterparty characteristics as well as the instrument traded. Credit ratings and LGD are updated by the credit team as new relevant information becomes available and at periodic reviews performed at least annually.
     The expected exposure is calculated on a portfolio level and is based on the underlying risks of the portfolio. The main drivers of the expected exposure are the size of the risk position with the counterparty along with the prevailing market environment. The total credit risk adjustment on the Group’s counterparties was £7m (2008: £6m).

Financial Statements
Notes to the Financial Statements continued
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
     Broker quotes and external consensus market data are used for validating the fair values of some items in the trading portfolio, or designated at fair value through profit or loss. All derivatives pricing models are validated independently by the Quantitative Risk Group (‘QRG’). A validation report is produced for each model-derived payment that assesses the mathematical assumptions behind the model and the implementation of the model and its integration within the trading system. Where there is observable market data the models calibrate to market. Where pricing data is unobservable then the input parameters are regularly reviewed by QRG. The source of pricing data is considered as part of the process that determines the classification of the level of a financial instrument.
     The Group also considers its own creditworthiness when determining the fair value of an instrument, including over-the-counter (‘OTC’) derivative instruments and financial liabilities held at fair value through profit or loss if the Group believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Group’s credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives contracts. The Group has not realised any profit or loss on revaluing fair values of derivatives to reflect its own creditworthiness. If the Group had reflected such adjustments it would not have had a material impact on the valuations.
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
Internal models based on observable market data
During 2008 and 2009, there were no transfers between Level 1 and Level 2 financial instruments.
Internal models based on information other than market data
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

					Amount recognised in
			Balance sheet value		income/(expense)
			2009	2008(1)	2009	2008	2007
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m

1. Trading assets	Equity securities	Property unit trusts	7	37	(1)	16	—

2. Derivative assets	Exchange rate contracts	Cross-currency swaps	37	5	14	5	4

3. Derivative assets	Equity and credit contracts	Reversionary property interests	73	77	(4)	3	17

4. Derivative assets	Equity contracts	Options and forwards	84	72	(5)	91	11

5. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	262	282	(36)	58	12

6. FVTPL	Debt securities	Reversionary property securities	263	265	(4)	1	33

7. FVTPL	Debt securities	Portuguese mortgage-backed securities	—	2,474	—	(144)	(62)
		Other asset-backed securities	1,169	1,608	62	(184)	(10)

8. FVTPL	Debt securities	Collateralised synthetic obligations (CSOs)	50	—	—	—	—

9. Derivative liabilities	Equity contracts	Options and forwards	(260)	(169)	(82)	(94)	(14)

10. FVTPL	Debt securities in issue	Non-vanilla debt securities	(109)	(247)	(23)	(5)	(4)

Total net assets			1,576	4,404	—	—	—

Total income/(expense)			—	—	(79)	(253)	(13)

(1)	Amended for the transfer of Alliance & Leicester plc to the Company as described in Note 47.

Financial Statements
Notes to the Financial Statements continued
Valuation technique
1. Trading assets — Equity securities
These unit trusts are valued using Net Asset Values, which are regular third party asset valuations, with an adjustment for the estimated discount to asset value inherent in current similar market prices, reflecting the specific asset characteristics and degree of leverage in each unit trust.
2. Derivative assets — Exchange rate contracts
These derivatives are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations. Long-dated foreign exchange volatility is extrapolated from the shorter-dated foreign exchange volatilities which are directly observable in the market.
3. Derivative assets — Equity and credit contracts
These reversionary property derivatives are valued using a probability weighted set of the Halifax’s UK House Price Index (‘HPI’) forward prices. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Launched in 1984, the Halifax House Price Index is based on the lending of the UK’s largest mortgage lender and provides the longest unbroken monthly data series of any UK housing index. The indices calculated are standardised and represent the price of a typically transacted house. Regional and national HPI indices are published, which are similar except that the former reflects the national HPI indices disaggregated into 12 UK regions and is published quarterly. The national indices are published monthly.
The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.
HPI Spot Rate
The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the changes in the national HPI spot rate (which is also observable market data and published monthly) to the most recently available regional HPI spot rate. An adjustment is made to reflect the specific property risk i.e. the difference in the actual regional composition of the property underlying the Group’s reversionary interest portfolio and the composition of the published regional indices. This adjustment is based on the average historical deviation of price changes of the Group’s actual property portfolio from that of the published indices.
HPI Forward Growth Rate
Long-dated HPI forward growth rate is not directly observable in the market but is estimated from broker quotes and traded forward contracts. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long-dated data. This spread is calculated by analysing the historical volatility of the HPI, whilst incorporating mean reversion. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.
Mortality Rate
Mortality rates are obtained from the PNMA00 and PNFA00 Continuous Mortality Investigation Tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Group’s reversionary property products underlying the derivatives.
4. Derivative assets — Equity contracts
There are three types of derivatives within this category:
European derivatives (vanilla call and put options)
These derivatives are valued using a modified Black-Scholes model where the HPI index is log-normally distributed with the forward rates determined from the HPI forward growth.
Asian options
Asian (or average value) options are valued using a modified Black-Scholes model, with an amended strike price and volatility assumption to account for the average exercise period, through a closed form adjustment that reflects the strike price relative to the distribution of stock prices at each relevant date. This is also known as the Curran model.
Forward contracts
Forward contracts are valued using a standard forward pricing model.
The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility. The principal pricing parameter is HPI forward growth rate. Discussion of the HPI spot and HPI forward growth rates for these financial instruments is the same as for Instrument 3 above.
HPI Volatility
Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons.

Financial Statements
Notes to the Financial Statements continued
5. FVTPL — Loans and advances to customers
Roll-up mortgages are an equity release scheme, where the property owner takes out a loan secured against their home. The loan is repaid upon the owner’s vacation of the property. The value of the loan is only repaid from the value of the property. This is known as a “no negative pledge”. The Group suffers a loss if the sale proceeds from the property are insufficient to repay loan. These roll-up mortgages are valued using a probability-weighted set of European option prices (puts) determined using the Black-Scholes model, where the put represents the values of the no negative pledges.
     The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate, and mortality rates for this financial instrument is the same as for Instrument 3 above. Discussion of the HPI volatility rate is the same as for Instrument 4 above.
Repayment rates
The costs to the Group arising from early repayment by customers (inherent specifically to this financial instrument) are estimated from prices of swaptions which reflect the costs associated with unwinding the swap hedges held by the Group against these roll-up mortgages in the event of early repayment. Early repayment most typically occurs following a fall in market interest rates. Prepayment rates were taken from the academic paper ‘Pricing and Risk Capital in the Equity Release Market’, presented to the Institute and Faculty of Actuaries in 2007.
6. FVTPL — Debt securities
Reversionary property securities are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices.
     The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. The valuation methodology for these securities is similar to Instrument 3 above.
7. FVTPL — Debt securities
There are three types of debt securities within this category:
Portuguese mortgage-backed securities
In December 2009, Euro 190m of the Group’s holdings of these securities were purchased by the issuer. As a result, the Group’s remaining positions in these securities have been transferred to Level 2. Prior to 2009, these securities were valued using a valuation model with reference to the most relevant generic curve (in this case, Portuguese residential mortgage-backed securities) from a consensus pricing service and an assumption with respect to the specific credit spread for that instrument as inputs to derive valuations.
Other asset-backed securities
These other asset-backed securities consist of residential mortgage backed securities, securities backed by small business and automotive loans and other collateralised debt obligations almost all of which are AAA rated, and issued by Santander entities. Each instrument was valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than an insignificant difference between the two sources.
8. FVTPL — Debt securities
These debt securities are valued using valuations prepared by an independent, specialist valuation firm.
9. Derivative liabilities — Equity and credit contracts
These derivatives are the same as Instrument 4 with the exception that they have a negative fair value.
10. FVTPL — Debt securities in issue
These debt securities in issue are valued using a three-factor Gaussian Model. The three factors used in the valuation are domestic interest rates, foreign interest rates and foreign exchange rates. The correlations between the factors are assumed to be zero within the valuation.
     The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. A Geometric Brownian Motion model is used for estimating the future distribution of spot foreign exchange rates. The foreign exchange and interest rate volatilities are the most crucial pricing parameters; the model calibrates to the relevant swaption volatility surface.
Unrecognised gains as a result of the use of valuation models using unobservable inputs (“Day One profits”)
The table below shows the amount that has yet to be recognised in the income statement that relates to the difference between the transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised. This is calculated and reported on a portfolio basis:

	2009	2008	2007
	£m	£m	£m

At 1 January	55	45	18
New transactions	42	12	27
Amounts recognised in profit or loss during the year	(5)	(2)	—

At 31 December	92	55	45

Financial Statements
Notes to the Financial Statements continued
Internal valuation review
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
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy
The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets				Liabilities
			Fair value			Fair value
	Trading		through profit			through profit
	Assets	Derivatives	or loss	Total	Derivatives	or loss	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2009	37	154	4,629	4,820	(169)	(247)	(416)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(1)	5	22	26	(82)	(23)	(105)
- Foreign exchange and other movements	(3)	43	(106)	(66)	(18)	5	(13)
Purchases/issues	—	—	30	30	—	—	—
Sales	(26)	—	(121)	(147)	—	—	—
Settlements	—	(8)	(499)	(507)	9	156	165
Transfers in	—	—	50	50	—	—	—
Transfers out	—	—	(2,261)	(2,261)	—	—	—

At 31 December 2009	7	194	1,744	1,945	(260)	(109)	(369)

Total gains/(losses) recognised in profit/(loss) relating to those assets and liabilities held at the end of the year	(4)	48	(84)	(40)	(100)	(18)	(118)

	Assets				Liabilities
			Fair value			Fair value
	Trading		through profit			through profit
	Assets	Derivatives	or loss	Total	Derivatives	or loss	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2008	—	118	4,515	4,633	(148)	(276)	(424)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	16	99	(269)	(154)	(94)	(5)	(99)
- Foreign exchange and other movements	—	(88)	286	198	73	17	90
Purchases	21	49	139	209	—	—	—
Settlements	—	(24)	(42)	(66)	—	17	17

At 31 December 2008	37	154	4,629	4,820	(169)	(247)	(416)

Total gains/(losses) recognised in profit/(loss) relating to those assets and liabilities held at the end of the year	16	11	17	44	(21)	12	(9)
Financial instrument assets and liabilities at 31 December 2009
Financial instrument assets valued using internal models based on information other than market data were 2% (2008: 7%) of total assets measured at fair value and 0.7% (2008: 2%) of total assets at 31 December 2009.
     Trading assets valued using internal models based on information other than market data decreased in 2009 principally due to assets being sold.
     Derivatives valued using internal models based on information other than market data increased in 2009 principally due to gains reflecting changes in foreign exchange rates.
     Assets designated at fair value through profit or loss valued using internal models based on information other than market data decreased in 2009 principally due to settlements and transfers to Level 2. During December 2009, euro 190m of the Group’s holdings of AAA-rated prime mortgage-backed securities were sold to the issuer. As a result, the Group’s remaining positions in these securities of £2,261m were transferred to Level 2. During 2009, there were acquisitions of £30m of financial instrument assets valued using internal models based on information other than market data.
     Financial instrument liabilities valued using internal models based on information other than market data were 0.5% (2008: 0.6%) of total liabilities measured at fair value and 0.1% (2008: 0.1%) of total liabilities at 31 December 2009.
     Derivative liabilities valued using internal models based on information other than market data increased in 2009 principally due to losses reflecting changes in credit spreads, the HPI index and foreign exchange rates.
     Liabilities designated at fair value through profit or loss valued using internal models based on information other than market data decreased in 2009 principally due to maturities of debt securities in issue.

Financial Statements
Notes to the Financial Statements continued
Financial instrument assets and liabilities at 31 December 2008
Financial instrument assets valued using internal models based on information other than market data were 7% (2007: 6%) of total assets measured at fair value and 2% (2007: 2%) of total assets at 31 December 2008.
     Financial instrument assets valued using internal models based on information other than market data increased in 2008 principally due to exchange rate movements on euro-denominated investments. During 2008, there were no sales of financial instrument assets valued using internal models based on information other than market data.
     Financial instrument liabilities valued using internal models based on information other than market data were 0.6% (2007: 1%) of total liabilities measured at fair value and 0.1% (2007: 0.2%) of total liabilities at 31 December 2008.
     Liabilities designated at fair value through profit or loss valued using internal models based on information other than market data decreased in 2008 principally due to maturities of debt securities in issue and changes in foreign exchange rates.
Gains and losses for the year ended 31 December 2009
Losses of £4m in respect of trading assets valued using internal models based on information other than market data principally reflected the lack of market liquidity during the year.
     Gains of £48m in respect of derivatives assets valued using internal models based on information other than market data principally reflected movements in foreign exchange rates.
     Losses of £84m in respect of assets designated at fair value through profit or loss valued using internal models based on information other than market data principally reflected changes in foreign exchange rates partly offset by an increase in the value of the prime securities due to tightening of credit spreads of asset-backed and mortgage-backed securities.
     Losses of £100m in respect of derivatives liabilities valued using internal models based on information other than market data principally reflected changes in credit spreads, the HPI index and foreign exchange rates.
     Losses of £18m in respect of liabilities designated at fair value through profit or loss valued using internal models based on information other than market data principally reflected changes in foreign exchange and interest rates. They are fully matched with derivatives.
Gains and losses on assets and liabilities classified as held for trading are presented in the income statement under “Net trading and other income”. Fair value changes on long-term debt designated at fair value and related derivatives are presented in the income statement under ‘Changes in fair value of long-term debt issued and related derivatives’. The income statement line item ‘Net income/(expense) from other financial instruments designated at fair value’ captures fair value movements on all other financial instruments designated at fair value and related derivatives.
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
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions.
     Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any offsetting or hedged positions.

Financial Statements
Notes to the Financial Statements continued
At 31 December 2009

				Reflected in income statement
				Favourable	Unfavourable
	Fair value			changes	changes
Balance sheet note line item and product	£m	Assumptions	Shift	£m	£m

1. Trading assets — Equity securities: — Property unit trusts	7	Estimated discount to asset value	10%	1	(1)

3. Derivative assets — Equity and credit contracts:	73	HPI Forward growth rate	1%	11	(11)
— Reversionary property derivatives		HPI Spot rate	10%	8	(8)
		Mortality rate	2 yrs	1	(1)

4. Derivative assets — Equity and credit contracts:	84	HPI Forward growth rate	1%	3	(3)
— Options and forwards		HPI Spot rate	10%	3	(2)
		HPI Volatility	1%	1	(1)

5. FVTPL — Loans and advances to customers:	263	HPI Forward growth rate	1%	28	(28)
— Roll-up mortgage portfolio		HPI Spot rate	10%	9	(11)
		HPI Volatility	1%	5	(5)
		Mortality rate	2 yrs	7	(6)

6. FVTPL — Debt securities:	263	HPI Forward growth rate	1%	24	(24)
— Reversionary property securities		HPI Spot rate	10%	27	(27)
		Mortality rate	2 yrs	5	(5)

7. FVTPL — Debt securities: — Other asset-backed securities	1,169	Credit spread	75 bps	15	(15)

9. Derivative liabilities — Equity and credit contracts:	(260)	HPI Forward growth rate	1%	14	(14)
— Options and forwards		HPI Spot rate	10%	32	(37)
		HPI Volatility	1%	2	(2)

No sensitivities are presented for the FVTPL — debt securities in issue (instrument 10) per page 182 and related exchange rate derivatives (instrument 2) per page 181, as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives. In addition, no sensitivities are presented for the FVTPL — debt securities (instrument 8) as they have been valued by an independent, specialist valuation firm.
50. Capital management and resources
This note reflects the transactions and amounts reported on a basis consistent with the Group’s regulatory filings, and therefore has not been amended to reflect the application of group reconstruction relief to account for the transfer of Alliance & Leicester plc to the Company as reflected elsewhere in the financial statements.
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
     The Group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly at ALCO and as part of the ICAAP process. To support its capital and senior debt issuance programmes, the Group is rated on a stand alone basis.
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
Capital adequacy
From 1 January 2008, the Group has managed its capital on a Basel II basis. Throughout 2009, the Group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Financial Statements
Notes to the Financial Statements continued
Group Capital

	31 December 2009	31 December 2008
	£m	£m

Core Tier 1 capital	6,520	4,694
Deductions from Core Tier 1 capital	(1,941)	(792)

Total Core Tier 1 capital after deductions	4,579	3,902
Other Tier 1 capital	1,859	1,485

Total Tier 1 capital after deductions	6,438	5,387

Tier 2 capital	5,832	4,766
Deductions from Tier 2 capital	(400)	(284)

Total Tier 2 capital after deductions	5,432	4,482

Deductions from Tier 1 and Tier 2	—	(988)

Total Capital Resources	11,870	8,881

     Tier 1 includes audited profits for the years ended 31 December 2009 and 31 December 2008 respectively after adjustment to comply with UK Financial Services Authority rules.
     The Group and Banco Santander, S.A. recognise the additional security inherent in Tier 1 capital in the current commercial and regulatory environment. Consequently, on 12 October 2008, the Company issued ten billion ordinary shares of 10 pence each and these shares were issued at par to Banco Santander, S.A. on the same date.
     These ordinary shares qualified as Tier 1 capital for the Group. This capital was, in turn, transferred to Alliance & Leicester plc in late December 2008 as planned. At 31 December 2008 Tier 1 includes the Tier 1 capital of Alliance & Leicester plc on a proportional consolidation basis.
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for 12,631,375,230 newly issued ordinary shares of the Company of £0.10 each.
     Tier 1 deductions primarily relate to goodwill and expected losses. In addition, the Group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset.
     The expected loss deduction represents the difference between expected loss calculated in accordance with the Group’s IRB models, and the impairment provisions calculated in accordance with IFRS. Details of the Group’s accounting policy for credit provisions are set out in the Accounting Policies Note on page 116. Expected losses are higher than the impairment provision as the expected loss amount includes all losses that are anticipated to arise over the twelve months following the balance sheet date, not just those incurred at the balance sheet date.
     The increase in Tier 1 deductions primarily relate to additional goodwill following the transfer of Alliance & Leicester on 9 January 2009, and software capitalised during the year.
     Increases in Tier 2 relate to interest rate and exchange rate fluctuations and the inclusion of the Tier 2 capital of Alliance & Leicester plc. Deductions from Tier 2 represent expected losses and securitisation positions described above.
     At 31 December 2008, deductions from Tier 1 and Tier 2 represent lending which is capital in nature. This was repaid during 2009.
     The overall changes in the fair value of assets and liabilities during 2008 did not have a significant impact on the capital position reported by the Group.
51. Consolidating financial information
Abbey National Treasury Services plc (‘ANTS plc’) is a wholly owned subsidiary of the Company and was able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC (the ‘Registration Statement’). The Registration Statement expired in December 2008. The possibility of filing a new registration statement is being kept under review. The Company has fully and unconditionally guaranteed the obligations of ANTS plc that have been, or will be incurred before 31 July 2012: this guarantee includes all securities issued by ANTS plc pursuant to the Registration Statement.
     ANTS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for (i) the Company on a stand-alone basis as guarantor; (ii) ANTS plc on a stand-alone basis; (iii) other subsidiaries of the Company on a combined basis (‘Other’); (iv) consolidation adjustments (‘Adjustments’); and (v) total consolidated amounts (‘Consolidated’).
     Under IAS 27, the Company and ANTS plc account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase/(decrease) the results for the year of the Company and ANTS plc in the information below by £443m and £(178)m, respectively (2008: £517m and £127m, 2007: £334m and £218m).
     The net assets of the Company and ANTS plc in the information below would also be increased by £584m and £316m, respectively (2008: £1,552m and £497m).

Financial Statements
Notes to the Financial Statements continued
Income statements

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2009	£m	£m	£m	£m	£m

Net interest income	1,985	41	1,396	(10)	3,412
Fee, commission, net trading, and other income	963	721	138	(538)	1,284

Total operating income	2,948	762	1,534	(548)	4,696
Administration expenses	(1,136)	(144)	(547)	(21)	(1,848)
Depreciation and amortisation	(132)	(3)	(129)	4	(260)
Impairment and provisions	(645)	(30)	(650)	427	(898)

Profit/(loss) before tax	1,035	585	208	(138)	1,690
Taxation (charge)/credit	(288)	(29)	63	(191)	(445)

Profit/(loss) for the year	747	556	271	(329)	1,245

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2008	£m	£m	£m	£m	£m

Net interest income	1,185	198	391	(2)	1,772
Fee, commission, net trading, and other income	1,807	180	490	(1,245)	1,232

Total operating income	2,992	378	881	(1,247)	3,004
Administration expenses	(1,114)	(136)	(92)	(1)	(1,343)
Depreciation and amortisation	(81)	(3)	(118)	—	(202)
Impairment and provisions	(343)	(26)	27	(23)	(365)

Profit/(loss) before tax	1,454	213	698	(1,271)	1,094
Taxation charge	(126)	(10)	(204)	65	(275)

Profit/(loss) for the year	1,328	203	494	(1,206)	819

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2007	£m	£m	£m	£m	£m

Net interest income	1,101	241	162	(5)	1,499
Fee, commission, net trading, and other income	900	22	623	(262)	1,283

Total operating income	2,001	263	785	(267)	2,782
Administration expenses	(1,163)	(129)	(92)	15	(1,369)
Depreciation and amortisation	(72)	(2)	(131)	—	(205)
Impairment and provisions	(346)	4	24	(26)	(344)

Profit/(loss) before tax	420	136	586	(278)	864
Taxation charge	(69)	(29)	(89)	8	(179)

Profit/(loss) for the year	351	107	497	(270)	685

Balance sheets

	The Company	ANTS plc	Other	Adjustments	Consolidated
At 31 December 2009	£m	£m	£m	£m	£m

Cash and balances at central banks	3,266	448	449	—	4,163
Trading assets	—	24,976	30,321	(22,007)	33,290
Derivative financial instruments	2,539	23,129	8,422	(11,263)	22,827
Financial assets designated at fair value	37,145	12,000	313	(37,100)	12,358
Loans and advances to banks	109,658	166,020	156,075	(422,602)	9,151
Loans and advances to customers	131,749	20,266	105,421	(70,632)	186,804
Available-for-sale securities	30	—	767	—	797
Loans and receivables securities	2	896	12,244	(3,244)	9,898
Macro hedge of interest rate risk	—	682	504	(59)	1,127
Investment in associated undertakings	76	—	—	(1)	75
Investment in subsidiary undertakings	7,038	2,185	2,291	(11,514)	—
Intangible assets	552	8	132	754	1,446
Property, plant and equipment	561	6	270	101	938
Operating lease assets	—	—	313	(1)	312
Current tax assets	—	3	82	—	85
Deferred tax assets	428	21	401	96	946
Other assets	651	67	548	(192)	1,074

Total assets	293,695	250,707	318,553	(577,664)	285,291

Deposits by banks	116,414	166,169	81,097	(357,869)	5,811
Deposits by customers	159,187	17,601	110,834	(143,729)	143,893
Derivative financial instruments	3,352	24,330	2,711	(11,430)	18,963
Trading liabilities	—	13,315	47,159	(14,322)	46,152
Financial liabilities designated at fair value	—	4,282	141	—	4,423
Debt securities in issue	1	21,631	63,888	(37,762)	47,758
Other borrowed funds	539	—	958	(145)	1,352
Subordinated liabilities	5,580	—	1,975	(1,958)	5,597
Other liabilities	1,611	135	762	(185)	2,323
Other provisions	74	—	17	—	91
Current tax liabilities	92	57	151	—	300
Deferred tax liabilities	—	—	272	64	336
Retirement benefit obligations	922	—	148	—	1,070

Total liabilities	287,772	247,520	310,113	(567,336)	278,069

Total shareholders’ equity	5,923	3,187	8,440	(10,328)	7,222

Total liabilities and equity	293,695	250,707	318,553	(577,664)	285,291

Financial Statements
Notes to the Financial Statements continued

	The Company	ANTS plc	Other	Adjustments	Consolidated
At 31 December 2008	£m	£m	£m	£m	£m

Cash and balances at central banks	2,456	8	1,553	—	4,017
Trading assets	—	27,146	19,675	(20,557)	26,264
Derivative financial instruments	2,735	32,160	14,089	(13,859)	35,125
Financial assets designated at fair value	47,525	11,005	339	(47,492)	11,377
Loans and advances to banks	116,486	128,035	104,448	(332,968)	16,001
Loans and advances to customers	123,319	24,501	98,973	(66,617)	180,176
Available-for-sale securities	25	—	2,638	—	2,663
Loans and advances securities	—	526	14,250	(669)	14,107
Macro hedge of interest rate risk	—	1,475	713	—	2,188
Investment in associated undertakings	741	—	—	(706)	35
Investment in subsidiary undertakings	5,147	2,335	2,050	(9,532)	—
Intangible assets	484	6	375	482	1,347
Property, plant and equipment	569	9	226	50	854
Operating lease assets	—	—	348	—	348
Current tax assets	194	—	18	—	212
Deferred tax assets	458	75	744	(3)	1,274
Other assets	987	21	332	(18)	1,322

Total assets	301,126	227,302	260,771	(491,889)	297,310

Deposits by banks	124,846	123,366	32,728	(266,452)	14,488
Deposits by customers	155,466	9,743	97,185	(132,149)	130,245
Derivative financial instruments	5,393	33,511	2,926	(14,020)	27,810
Trading liabilities	739	22,996	36,672	(19,669)	40,738
Financial liabilities designated at fair value	—	4,898	775	—	5,673
Debt securities in issue	—	29,692	76,089	(47,270)	58,511
Other borrowed funds	905	—	1,028	143	2,076
Subordinated liabilities	7,030	—	2,558	(2,801)	6,787
Other liabilities	1,283	83	1,034	(58)	2,342
Other provisions	99	—	108	—	207
Current tax liabilities	128	236	154	—	518
Deferred tax liabilities	6	—	408	(9)	405
Retirement benefit obligations	797	—	16	—	813

Total liabilities	296,692	224,525	251,681	(482,285)	290,613

Total shareholders’ equity	4,434	2,777	9,090	(9,604)	6,697

Total liabilities and equity	301,126	227,302	260,771	(491,889)	297,310

Cash flow statements

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2009	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	(4,770)	12,150	(4,532)	81	2,929
Net cash flow from / (used in) investing activities	(232)	126	1,539	—	1,433
Net cash flow from / (used in) financing activities	(803)	—	(3,737)	(81)	(4,621)

Net (decrease) in cash and cash equivalents	(5,805)	12,276	(6,730)	—	(259)
Cash and cash equivalents at beginning of the year	61,203	38,020	(71,548)	—	27,675
Effects of exchange rate changes on cash and cash equivalents	—	(969)	(83)	—	(1,052)

Cash and cash equivalents at end of the year	55,398	49,327	(78,361)	—	26,364

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2008	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	51,816	6,658	(79,918)	—	(21,444)
Net cash flow (used in) / from investing activities	(1,359)	38	20,723	—	19,402
Net cash flow from / (used in) financing activities	152	(161)	(7,372)	—	(7,381)

Net increase/ (decrease) in cash and cash equivalents	50,609	6,535	(66,567)	—	(9,423)
Cash and cash equivalents at beginning of the year	10,594	29,137	(5,675)	—	34,056
Effects of exchange rate changes on cash and cash equivalents	—	2,348	694	—	3,042

Cash and cash equivalents at end of the year	61,203	38,020	(71,548)	—	27,675

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2007	£m	£m	£m	£m	£m

Net cash flow from / (used in) operating activities	5,949	(1,874)	(13,407)	—	(9,332)
Net cash flow from / (used in) investing activities	14	(9)	(201)	—	(196)
Net cash flow from / (used in) financing activities	(576)	—	5,352	—	4,776

Net increase/ (decrease) in cash and cash equivalents	5,387	(1,883)	(8,256)	—	(4,752)
Cash and cash equivalents at beginning of the year	5,207	31,020	2,855	—	39,082
Effects of exchange rate changes on cash and cash equivalents	—	—	(274)	—	(274)

Cash and cash equivalents at end of the year	10,594	29,137	(5,675)	—	34,056

Selected Financial Data
Selected Financial Data
The financial information set forth below for the years ended 31 December 2009, 2008 and 2007 and as at 31 December 2009 and 2008 has been derived from the audited Consolidated Financial Statements of Santander UK plc (formerly Abbey National plc) (the ‘Company’) and its subsidiaries (together, the ‘Group’) prepared in accordance with IFRS included elsewhere in this Annual Report and Accounts. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2006 and 2005, and as at 31 December 2007, 2006 and 2005, has been derived from the audited Consolidated Financial Statements of the Group for 2007, 2006 and 2005 not included in this Annual Report and Accounts. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006. The auditors’ report on the Consolidated Financial Statements for each of the five years ended 31 December 2009 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the Group for the years ended 31 December 2009, 2008, 2007, 2006 and 2005 were audited by Deloitte LLP, chartered accountants and registered auditors.
Balance sheets

	2009(1)	2009	2008(2)(3)	2007	2006(4)	2005
	$m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	6,730	4,163	4,017	1,038	888	991
Trading assets	53,821	33,290	26,264	56,427	62,314	58,231
Derivative financial instruments	36,905	22,827	35,125	9,951	8,336	11,855
Financial assets designated at fair value	19,979	12,358	11,377	11,783	8,713	30,597
Loans and advances to banks	14,794	9,151	16,001	3,441	2,242	444
Loans and advances to customers	302,007	186,804	180,176	112,147	103,146	95,467
Available for sale securities	1,289	797	2,663	40	23	13
Loans and receivables securities	16,002	9,898	14,107	—	—	—
Macro hedge of interest rate risk	1,822	1,127	2,188	217	—	—
Investment in associated undertakings	121	75	35	29	22	24
Intangible assets	2,338	1,446	1,347	90	90	171
Value of in-force business	—	—	—	—	—	1,721
Property, plant and equipment	1,516	938	854	528	415	314
Operating lease assets	504	312	348	2,164	2,082	2,172
Current tax assets	137	85	212	197	223	235
Deferred tax assets	1,529	946	1,274	665	804	796
Other assets	1,736	1,074	1,322	906	2,507	4,003

Total assets	461,230	285,291	297,310	199,623	191,805	207,034

Liabilities
Deposits by banks	9,395	5,811	14,488	7,923	6,656	5,617
Deposits by customers	232,630	143,893	130,245	69,650	66,519	65,889
Derivative financial instruments	30,657	18,963	27,810	9,931	10,218	11,264
Trading liabilities	74,614	46,152	40,738	54,916	57,604	52,664
Financial liabilities designated at fair value	7,151	4,423	5,673	7,538	8,151	7,948
Debt securities in issue	77,210	47,758	58,511	35,712	28,998	21,276
Other borrowed funds	2,186	1,352	2,076	1,419	1,655	2,244
Subordinated liabilities	9,049	5,597	6,787	4,732	5,020	6,205
Insurance and reinsurance liabilities	—	—	—	—	—	21,501
Macro hedge of interest rate risk	—	—	—	—	174	13
Other liabilities	3,756	2,323	2,342	2,337	1,616	3,190
Investment contract liabilities	—	—	—	—	—	3,306
Provisions	147	91	207	131	180	253
Current tax liabilities	485	300	518	369	300	288
Deferred tax liabilities	543	336	405	544	564	886
Retirement benefit obligations	1,730	1,070	813	979	1,034	1,380

Total liabilities	449,553	278,069	290,613	196,181	188,689	203,924

Share capital	4,380	2,709	1,148	148	148	148
Share premium account	3,002	1,857	3,121	1,857	1,857	1,857
Retained earnings	3,090	1,911	1,678	1,333	1,116	1,102
Other reserves	47	29	39	6	(5)	3

	10,519	6,506	5,986	3,344	3,116	3,110
Non-controlling interest	1,158	716	711	98	—	—

Total shareholders equity	11,677	7,222	6,697	3,442	3,116	3,110

Total liabilities and equity	461,230	285,291	297,310	199,623	191,805	207,034

(1)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 - $1.6167, the noon buying rate on 31 December 2009.

(2)	Amended for the Transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements.

(3)	From 2008, issuances of commercial paper and certificates of deposit have been used to fund commercial banking operations. As a result, such issuances have been classified as debt securities in issue. In previous years, similar debt issuances were used to fund the Group’s trading operations and therefore were classified as trading liabilities.

(4)	In the third quarter of 2006 the Group sold its life insurance business.

Selected Financial Data
Selected Financial Data continued
Income statements

	2009(1)	2009	2008	2007	2006(2)	2005
	$m	£m	£m	£m	£m	£m

Net interest income	5,516	3,412	1,772	1,499	1,228	1,172
Net fee and commission income	1,332	824	671	695	699	644
Dividend income	—	—	—	1	1	1
Net trading and other income	744	460	561	587	542	538

Total operating income	7,592	4,696	3,004	2,782	2,470	2,355

Administration expenses	(2,988)	(1,848)	(1,343)	(1,369)	(1,420)	(1,577)
Depreciation and amortisation	(420)	(260)	(202)	(205)	(215)	(195)

Total operating expenses, exc provisions and charges	(3,408)	(2,108)	(1,545)	(1,574)	(1,635)	(1,772)

Impairment losses on loans and advances	(1,361)	(842)	(348)	(344)	(344)	(218)
Provisions for other liabilities and charges	(91)	(56)	(17)	—	(63)	(3)

Total operating provisions and charges	(1,452)	(898)	(365)	(344)	(407)	(221)

Profit on continuing operations before tax	2,732	1,690	1,094	864	428	362
Tax on profit on continuing operations	(719)	(445)	(275)	(179)	(115)	(108)

Profit on continuing operations after tax	2,013	1,245	819	685	313	254
Profit/(loss) on discontinued operations after tax	—	—	—	—	(245)	166

Profit for the year	2,013	1,245	819	685	68	420

Attributable to:
Equity holders of the parent	1,924	1,190	811	685	68	420
Non-controlling interest	89	55	8	—	—	—

Selected statistical information

	2009	2008(2)	2007	2006(3)	2005
	%	%	%	%	%

Profitability ratios:
Return on average total assets (4)	0.43	0.37	0.34	0.03	0.21
Return on average ordinary shareholders’ funds (5)	22.31	20.45	22.08	2.20	19.56
Net interest margin (6)	1.62	1.19	1.34	1.19	1.19
Santander UK trading cost income ratio (7)	42	50	50	55	60
PFS trading cost income ratio (8)	42	50	50	55	61
Dividend payout ratio(9)	40	55	54	304	—
Capital ratios:
Average ordinary shareholders’ funds as percentage of ave total assets	1.95	1.83	1.52	1.54	1.07
Total capital(10)	17.6	14.0	11.4	12.6	12.5
Tier 1 capital(10)	9.5	8.5	7.3	8.0	10.0
Ratio of earnings to fixed charges: (11)
Excluding interest on retail deposits	202.42	136.61	132.74	122.57	121.45
Including interest on retail deposits	143.27	117.81	115.58	109.70	108.52

(1)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 - $1.6167, the noon buying rate on 31 December 2009.

(2)	Amended for the Transfer of Alliance & Leicester plc to the Company as described in Note 47 to the Consolidated Financial Statements. The calculations of Group capital are prepared on a basis consistent with the Group’s regulatory filings, and therefore the comparatives have not been amended to reflect application of group reconstruction relief to account for the transfer of Alliance & Leicester plc to the Company.

(3)	In the third quarter of 2006 the Group sold its life insurance business.

(4)	Profit after tax divided by average total assets.

(5)	Profit after tax divided by average equity shareholders’ funds.

(6)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(7)	The Santander UK trading cost income ratio is defined as trading expenses from continuing operations divided by trading income from continuing operations. The Company’s board of directors reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments. See Note 1 to the Consolidated Financial Statements.

(8)	The PFS trading cost income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. The Personal Financial Services businesses represent the continuing operations of the Group, except for the businesses, assets and portfolios that were inconsistent with the Group’s strategy to focus on Personal Financial Services and were sold during 2004 and 2005. The excluded businesses were known as the Portfolio Business Unit (‘PBU’). As the PBU businesses were inconsistent with the Group’s strategy, management believes that presentation of this financial measure provides useful information to investors regarding the Group’s financial condition and results of operations. As there were no longer any businesses, assets or portfolios remaining in the PBU by the end of 2005, there is no difference between the PFS cost income ratio and the Santander UK cost income ratio from 2006 onwards. A reconciliation between the Santander UK trading cost income ratio and the PFS trading cost income ratio is as follows:

2005
£m

PFS trading costs	1,431
PBU trading costs	2

Santander UK trading costs	1,433

PFS trading income	2,334
PBU trading income	70

Santander UK trading income	2,404

Santander UK trading cost income ratio	60%
PFS trading cost income ratio	61%

(9)	Ordinary equity dividends proposed divided by profit after tax.

(10)	From 1 January 2008, the Group has managed its capital requirements on a Basel II basis, as described in Note 50 to the Consolidated Financial Statements. Prior years have been presented on a Basel I basis.

(11)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit on continuing operations before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

Selected Financial Data
Selected Financial Data continued
Exchange rates
The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 23 April 2010 was US$1.54.

	High	Low	Average (1)	Period end
Calendar period	US$ Rate	US$ Rate	US$ Rate	US$ Rate

Years ended 31 December:
2009	1.70	1.37	1.57	1.62
2008	2.03	1.44	1.85	1.46
2007	2.11	1.92	2.00	1.98
2006	1.98	1.73	1.84	1.96
2005	1.93	1.72	1.81	1.72
Months ended:
April 2010(2)	1.55	1.52	1.53	1.54
March 2010	1.53	1.49	1.51	1.52
February 2010	1.60	1.52	1.56	1.52
January 2010	1.64	1.59	1.62	1.60
December 2009	1.66	1.59	1.62	1.62
November 2009	1.68	1.64	1.66	1.64
October 2009	1.66	1.59	1.62	1.65
September 2009	1.67	1.59	1.63	1.60

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

(2)	With respect to April 2010 for the period from 1 April to 23 April.

Shareholder Information
Risk Factors
An investment in Santander UK plc (formerly Abbey National plc) (the ‘Company’) and its subsidiaries (together, ‘Santander UK’ or the ‘Group’) involves a number of risks, the material ones of which are set forth below.
Santander UK’s risk management measures may not be successful
The management of risk is an integral part of all Santander UK’s activities. Risk constitutes Santander UK’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty including Credit Risk (Retail), Credit Risk (Wholesale), Credit Risk (Corporate and Commercial), Market Risk (Traded and non-Traded), Operational Risk, Asset Backed Funding Risk, Concentration Risk, Liquidity Risk, Reputational Risk, Business and Strategic Risk, Pension Obligation Risk, Residual Value Risk and Regulatory Risk. Santander UK seeks to monitor and manage its risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques, and the judgements that accompany their application, cannot anticipate every unfavourable event or the specifics and timing of every outcome. Accordingly, Santander UK’s ability to successfully identify and balance risks and rewards, and to manage all material risks, is an important factor that can significantly affect results of operations.
Risks concerning borrower credit quality and general economic conditions are inherent in Santander UK’s business
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties are inherent in a wide range of Santander UK’s businesses. Adverse changes in the credit quality of Santander UK’s borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial system, could reduce the recoverability and value of Santander UK’s assets and require an increase in Santander UK’s level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for Santander UK’s products and services could negatively impact Santander UK’s business and financial condition. Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, an increase in general fraud and money laundering activity (first and third party), and general widening of spreads.
     In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. Since then a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have experienced significant difficulties.
     Governments and central banks took concerted action to make substantial funds and guarantees available to boost liquidity and confidence in their financial systems, stimulate lending and support important institutions at risk of failing, in addition to cutting taxes and lowering interest rates. As a consequence, conditions eased in 2009 and most leading developed economies, including the United Kingdom, began to emerge from recession, although the pace and depth of recovery was uneven across asset markets. However, the financial services industry continued to face an unusually high degree of uncertainty.
     Despite the stabilisation in conditions experienced in 2009, dramatic declines in the previous two years in the housing markets in the UK combined with increasing unemployment continue to adversely affect the credit performance of real estate related exposures, resulting in significant write-downs of asset values by financial institutions, including Santander UK. These write-downs, initially of asset backed securities but spreading to other securities and loans, caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger competitors or, in some cases, to fail.
     This market turmoil and reduction of available credit have contributed to decreasing consumer confidence, increased market volatility, reduced business activity and, consequently, increasing commercial and consumer loan delinquencies. These market developments may further affect consumer confidence levels and may cause adverse changes in payment patterns, causing further increases in delinquencies and default rates, which may impact Santander UK’s write-offs/charge-offs and provision for credit losses. These market conditions could materially and adversely affect Santander UK’s financial condition and results of operations.
     In the United Kingdom, the contraction in economic output appears to have ceased with the country emerging slowly from recession in the last quarter of 2009. However, economic indicators remain weak and the risk of the country slipping back into recession in 2010, prolonging the recovery, remains. Government measures to tackle the record levels of national debt, including taxation rises and public spending cuts, are also likely to result in a slower recovery than other recent recessions. Political involvement in the regulatory environment and the major financial institutions in which the state has a direct financial interest will continue. Government demands for increased credit to support the economic recovery will increase competition for deposits, narrowing margins. The combination of slow economic recovery, government intervention and competition for deposits will maintain the pressure on Santander UK’s retail business model. Credit quality should improve in some sectors as the economy returns to growth but could be adversely affected by any increase in unemployment into 2010.
The soundness of other financial institutions could materially and adversely affect Santander UK’s business
Santander UK’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Santander UK has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. As a result, defaults by, or even rumours or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Santander UK or by other institutions. Many of these transactions expose Santander UK to credit risk in the event of default of Santander UK’s counterparty or client. In addition, Santander UK’s credit risk may be increased when the collateral held by Santander UK cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to Santander UK. There is no assurance that any such losses would not materially and adversely affect Santander UK’s results of operations.

Shareholder Information
Risk Factors continued
Risks associated with liquidity and funding are inherent in Santander UK’s business
Liquidity risks are inherent in any retail and commercial bank. Whilst Santander UK has implemented liquidity management processes to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate these risks completely. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, may materially and adversely affect the cost of funding the business and extreme liquidity constraints may impact Santander UK’s current operations as well as limit growth possibilities. These events may also have a material adverse effect on the market value and liquidity of bonds issued by Santander UK in the secondary markets. From 2007 to date, the prime residential mortgage securitisation and covered bond markets have experienced severe disruption as a result of a material reduction in investor demand for these securities. These severe disruptions have resulted in extraordinary government intervention into the financial services sector as a whole. These markets, which are important sources of funding for Santander UK, were effectively closed to new external issuances of securities. Global investor confidence also remains low and credit remains relatively scarce.
     Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on Santander UK’s ability to access capital and liquidity on financial terms acceptable to it, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits to attract more customers. While central banks around the world have taken coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or ‘swap lines’), it is not known how long these market conditions will continue, or whether they will worsen, or how long central bank schemes will continue or on what terms. The persistence of these adverse market conditions could have a material adverse effect on Santander UK’s liquidity and funding.
Any reduction in Santander UK’s credit rating could increase its cost of funding and adversely affect its interest margins
Credit ratings affect the cost and other terms upon which Santander UK is able to obtain funding. Rating agencies regularly evaluate Santander UK and their ratings of Santander UK’s short-term and long-term debt are based on a number of factors, including Santander UK’s financial strength as well as conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain Santander UK’s current ratings or outlooks. Any reduction in those ratings and outlooks could increase the cost of Santander UK’s funding, adversely affect Santander UK’s interest margins and/or impact its liquidity position.
Market risks associated with fluctuations in interest rates, bond and equity prices and other market factors are inherent in Santander UK’s business
The most significant market risks Santander UK faces are interest rates and bond and equity price risks. Changes in the general level of interest rates, as well as changes in the shape of yield curves and basis spreads may adversely affect the interest rate margin realised between lending rates and borrowing costs in Santander UK’s banking operation. Significant declines in housing markets over the past two years have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by many financial institutions. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions.
     As a result of these market forces, volatility in interest rates and basis spreads has increased, which has increased Santander UK’s borrowing costs, while decreasing values of global debt and equity markets have had an adverse effect on the value of Santander UK’s investment portfolio. Any increase in capital markets funding costs or deposit rates could entail a re-pricing of loans, which would result in a reduction of volumes, and may also have an adverse effect on Santander UK’s interest margins. Santander UK also sponsors a number of defined benefit staff pension schemes, and its obligations to those schemes may increase depending on the performance of financial markets. Although Santander UK is undertaking measures to mitigate and control the effects of these conditions, there can be no assurances that such controls will insulate Santander UK from deteriorating market conditions.
Risks associated with strategic decisions regarding organic growth, and potential acquisitions and disposals
Santander UK allocates management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and the potential restructuring of Santander UK’s businesses. If the outcomes of these plans do not match expectations, Santander UK’s earnings may not develop as forecast.
Santander UK may incur unanticipated losses related to its business combinations
The Company acquired the Bradford & Bingley savings business in September 2008. In January 2009, Banco Santander, S.A. transferred its shares in Alliance & Leicester plc to the Company. Santander UK’s assessment of these business combinations is based on limited and potentially inexact information and on assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. The aforementioned financial institutions have been adversely affected by the financial crisis and Alliance & Leicester plc has material portfolios of securities that have suffered losses and could decline meaningfully in value. There can be no assurance that these businesses will not incur substantial further losses or that Santander UK will not be exposed to currently unknown liabilities resulting from these business combinations. Any such losses or liabilities could have a material adverse effect on Santander UK’s business, financial condition and results of operations.

Shareholder Information
Risk Factors continued
Santander UK may fail to realise the anticipated benefits of its business combinations
The success of Santander UK’s business combinations will depend, in part, on Santander UK’s ability to realise the anticipated benefits from combining Santander UK’s business with the businesses of Alliance & Leicester plc and the Bradford & Bingley savings business it has acquired. It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of each company to maintain relationships with clients, customers or employees. In addition, these businesses are currently run by management and employees who have not previously been exposed to Santander UK’s business culture or philosophy. Santander UK’s efforts to integrate these companies are also likely to divert management attention and resources. If Santander UK takes longer than anticipated or is not able to integrate the aforementioned businesses, the anticipated benefits of Santander UK’s business combinations may not be realised fully or at all, or may take longer to realise than expected.
Santander UK’s business is concentrated in the UK and on the offering of mortgage related products and services
Santander UK’s business is principally concentrated in the UK and on the offering of mortgage related products and services. As a consequence, Santander UK’s financial condition and results of operations are highly dependent on economic conditions in the UK, generally, and the UK property market, in particular. Beginning in the second half of 2008, UK and global economic conditions deteriorated significantly and global financial markets experienced acute turbulence. The UK economy contracted further in 2009 overall, though it returned to slight positive GDP growth in the last quarter. In 2008 and much of 2009, the UK property market suffered a significant correction as a consequence of housing demand being constrained by a combination of subdued earnings growth, greater pressure on housing finances, rising unemployment, changes in interest rates, a decline in the availability of mortgage finance and the continued effect of global market volatility.
     UK and global economic conditions and uncertainties may have an adverse effect on the quality of Santander UK’s loan portfolio and may result in a rise in delinquency and default rates and write-offs/charge-offs. There can be no assurance that Santander UK will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any increases in Santander UK’s provisions for loan losses could materially and adversely affect Santander UK’s financial condition and results of operations.
Santander UK’s business is conducted in a highly competitive environment
The market for UK financial services is highly competitive and the financial crisis has re-shaped the banking landscape in the United Kingdom, reinforcing both the importance of a retail deposit funding base and strong capitalisation. The financial industry’s renewed focus on building retail deposit bases has resulted in greater pricing competition in terms of interest rates offered, and management expects such competition to intensify in response not only to regulatory actions but to other factors, including competitor behaviour, consumer demand, technological changes, the impact of consolidation. If financial markets remain unstable, financial institution consolidation may continue. Moreover, the UK government has effectively nationalised some of the country’s largest banks and has implemented a preferred equity programme open to all financial institutions and another programme to guarantee short-term and certain medium-term debt of financial institutions, among other measures. These measures could lead to increased government ownership and control over financial institutions in the UK and further consolidation in the financial industry, all of which could adversely affect Santander UK’s business, financial condition and results of operations. Santander UK’s financial condition and results of operations may be materially and adversely affected by competition, including declining lending margins or competition for savings driving up funding costs that cannot be recovered from borrowers. If Santander UK is not successful in retaining and strengthening customer relationships, it may lose market share, incur losses on some or all of its activities or fail to attract new deposits and retain existing deposits, which could materially and adversely affect its financial position and results of operations.
Operational risks are inherent in Santander UK’s business
Operational losses can result from fraud, criminal acts, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules, failure or breakdown of accounting, data processing and other record keeping systems, natural disasters, or failure or breakdown of external systems, including those of Santander UK’s suppliers or counterparties.
Santander UK’s business could be affected if its capital is not managed effectively
Effective management of Santander UK’s capital position is important to its ability to operate its business, to continue to grow organically and to pursue its strategy. Any future change that limits Santander UK’s ability to manage its balance sheet and capital resources effectively or to access funding on commercially acceptable terms could have a material adverse effect on Santander UK’s financial condition and regulatory capital position.
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s continued success depends in part on the continued service of key members of its management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s growth strategy depends on the availability of skilled management, both at its head office and at each of its business units. If Santander UK or one of its business units or other functions fails to staff their operations appropriately or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, its business, financial condition and results of operations, including control and operational risks, may be adversely affected. Likewise, if Santander UK fails to attract and appropriately train, motivate and retain qualified professionals, its business may also be affected.

Shareholder Information
Risk Factors continued
Reputational risk could cause harm to Santander UK and its business prospects
Santander UK’s ability to attract and retain customers and conduct business transactions with its counterparties could be adversely affected to the extent that its reputation, or the reputation of affiliates operating under the Santander brand, is damaged. Failure to address, or appearing to fail to address, various issues that could give rise to reputational risk could cause harm to Santander UK and its business prospects. Reputational issues include, but are not limited to appropriately addressing potential conflicts of interest; legal and regulatory requirements; ethical issues; adequacy of anti-money laundering processes; privacy issues; record-keeping; sales and trading practices; proper identification of the legal, reputational, credit, liquidity and market risks inherent in products offered; and general company performance. The failure to address these issues appropriately could make customers unwilling to do business with Santander UK, which could adversely affect its results of operations.
Santander UK’s businesses are subject to substantial legislation, regulatory and governmental oversight
Santander UK is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates and, indirectly, in Spain, as a result of being part of Banco Santander, S.A.. During the recent market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise ensure the stability of institutions under their supervision in addition to those measures that have already been announced. For instance, the UK Government published a White Paper on 8 July 2009 (HM Treasury paper “Reforming Financial Markets” (CM 7667)) which contained a number of proposals for reforming the UK financial system, including more stringent capital and liquidity requirements for systemically significant firms, requirements for banks to develop detailed plans for winding down their businesses and enhanced regulatory powers for the UK Financial Services Authority. A number of the proposals set out in the White Paper now form part of the Financial Services Bill that was published on 19 November 2009 and which is currently going through the UK Parliamentary approval process. In November 2009, the UK Financial Services Authority also released the Banking Conduct of Business sourcebook, a set of rules and guidance that regulate how authorised banks conduct business with their customers, including rules relating to communications, cancellation rights and information rights of customers.
     Recent proposals and measures taken by governmental and regulatory authorities and future changes in supervision and regulation, in particular in the UK, which are beyond Santander UK’s control, could materially affect Santander UK’s business, the products and services offered or the value of assets as well as Santander UK’s operations and result in significant increases in operational costs. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of the UK banks, including Santander UK, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to the UK Financial Services Authority’s proposals on liquidity risk management (see the risk factor “Santander UK is subject to regulatory capital and liquidity requirements that could limit its operations” below for further details). Certain proposed regulatory changes in the area of asset-backed securitisation, which has historically been a major source of funding for Santander UK, may impact the ability to use securitisation as a source of funding in the future. Although Santander UK works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Santander UK. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on Santander UK’s business. The resolution of a number of issues, including regulatory investigations and reviews and court cases affecting the UK financial services industry, including Santander UK, could have a negative impact on Santander UK’s results of operations or on its relations with some of its customers and potential customers.
Santander UK is subject to regulatory capital and liquidity requirements that could limit its operations
Santander UK is subject to capital adequacy requirements adopted by the UK Financial Services Authority for banks, which provide for a minimum ratio of total capital to risk-adjusted assets both on a consolidated basis and on a solo basis, expressed as a percentage. If Santander UK fails to maintain its ratios this may result in administrative actions or sanctions against it which may impact Santander UK’s ability to fulfil its obligations.
     However, in response to the recent financial crises, the UK Financial Services Authority will impose more stringent capital adequacy requirements, including increasing the minimum regulatory capital requirements imposed on Santander UK. For instance, the UK Financial Services Authority has adopted a supervisory approach in relation to certain UK banks, including Santander UK, under which those banks are expected to maintain tier 1 capital in excess of the minimum levels required by existing UK Financial Services Authority rules. The UK Financial Services Authority is also consulting on changes to the eligibility criteria for tier 1 capital as well as requirements that may result in banks increasing the level of regulatory capital held in respect of trading book risks, implementing the recent amendments to the EU-wide capital adequacy requirements (as set out in the amended Directive 2006/48/EC and Directive 2006/49/EC, collectively referred to as the “Capital Requirements Directive”).
     In December 2009, the Basel Committee on Banking Supervision also published and is currently consulting on a number of proposals to reform international capital adequacy and liquidity standards in order to increase resilience in the banking sector to financial and economic stresses. Proposals include phasing out innovative tier 1 instruments with incentives to redeem and implementing a leverage ratio on institutions in addition to current risk-based regulatory capital requirements. Measures are also proposed to promote the building of counter-cyclical capital buffers that may be drawn upon in stress scenarios, such as limiting the ability of institutions to distribute capital (dividend payments, discretionary bonus payments, share repurchases) in the event that the institution’s capital (over and above minimum capital adequacy requirements) fall under prescribed thresholds, thereby conserving capital in stress scenarios.

Shareholder Information
Risk Factors continued
On 5 October 2009, the UK Financial Services Authority published its new liquidity rules which significantly broaden the scope of the existing liquidity regime and are designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the UK Financial Services Authority is also expected to gradually implement requirements for financial institutions to hold prescribed levels of liquid assets and have in place other sources of liquidity to address the institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios.
     These measures could have a material adverse effect on Santander UK’s results of operations, financial condition and prospects. There is a risk that changes to the UK capital adequacy regime may result in increased minimum capital requirements, which could reduce available capital and thereby affect Santander UK’s ability to pay dividends, continue organic growth or pursue acquisitions or other strategic opportunities. In addition, changes to the eligibility criteria for tier 1 capital may impact Santander UK’s ability to raise tier 1 capital or the eligibility of existing tier 1 capital resources (although this risk may be mitigated if the UK Financial Services Authority adopt measures to grandfather the regulatory capital treatment of existing tier 1 resources that do not comply with any revised criteria).
     There is also a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs and more stringent requirements to hold liquid assets and liquidity facilities may materially impact Santander UK’s lending business as more funds may be required to acquire or maintain liquidity resources.
In the United Kingdom Santander UK is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the United Kingdom, the Financial Services Compensation Scheme (the “FSCS”) was established under FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a UK Financial Services Authority authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the UK Financial Services Authority, including Santander UK and other members of the Group.
     In the event that the FSCS raises funds from authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to Santander UK may have a material impact on its results of operations or financial condition. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS have resulted in a significant increase in the levies made by the FSCS on the industry and may do so in the future if similar measures are required to protect depositors of other institutions.
     In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for Santander UK. For instance, the UK Government has proposed a consultation on pre-funding the FSCS, which may affect the profitability of Santander UK (and other members of the Group required to contribute to the FSCS), although it has made clear that pre-funding would not be introduced before 2012. Furthermore, the UK Financial Services Authority has proposed that UK deposit-taking institutions develop systems by 31 December 2010 to enable the institution to produce an aggregated view of each customer’s eligibility for compensation in the event of a failure (a “Single Customer View”), which may require Santander UK to incur significant costs arising from the development and implementation of systems and controls that would enable Single Customer Views to be produced.
     To the extent that other jurisdictions where Santander UK operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the Group may incur additional costs and liabilities which may negatively impact its results of operations or financial condition.
The UK Banking Act 2009 may adversely affect the Group’s business
The UK Banking Act 2009 (the “Act”) came into force on 21 February 2009. The Act creates a special resolution regime (“SRR”) which provides the UK HM Treasury, the Bank of England and the UK Financial Services Authority (the ‘Authorities’) with a variety of tools for dealing with UK institutions which are authorised deposit takers (such as the Company) which are failing, and in certain circumstances, their holding companies. The Act replaced the emergency powers contained in the Banking (Special Provisions) Act 2008 (which powers ceased to be exercisable on 21 February 2009, when the Act came into force).
     The Act enables the Authorities, in specified circumstances, to: (i) take a bank or a bank holding company into temporary public ownership (“TPO”); (ii) transfer all or part of the business of a bank to a private sector purchaser (‘PSP’); or (iii) transfer all or part of the business of a bank to a bridge bank owned by the Bank of England (‘Bridge Bank’). The SRR also comprises a new insolvency procedure and a new administration procedure, each of specific application to banks.
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

Shareholder Information
Risk Factors continued
SRR transfers under the Act may impact the rights of transferors and third parties in relation to the affected institution. Legal or contractual rights which would operate to inhibit the transfer or which would otherwise be triggered by the transfer (and in certain other circumstances) can be disregarded and SRR transfers can take effect free from trusts, liabilities or other encumbrances. A PSP or Bridge Bank transfer may involve a partial transfer of the affected institution’s property which could lead to the rights and obligations of counterparties of the affected institution being split between the transferor and transferee entity (although the Act and the Banking Act 2009 (Restriction of Partial Property Transfers) Order 2009 do restrict partial property transfers to some extent including protection such that certain partial property transfers may not provide for the transfer of some, but not all, of the property, rights and liabilities which are, or form part of, a “capital market arrangement” (as that expression is currently defined in the UK Insolvency Act 1986) to which the relevant institution is a party).
The Act confers wide-ranging ancillary powers on the Authorities to enable SRR transfers and to ensure the continuity of the transferred business. In particular, the UK HM Treasury is given the power to change the law, either generally or specifically and with immediate or with retrospective effect, if the UK HM Treasury feels it is necessary or desirable in order to make a power under the SRR more effective. The Act includes provisions to effect the payment of compensation to transferors under an SRR transfer and third parties. In general, there is considerable uncertainty about the scope of the powers afforded to the Authorities under the Act and how the Authorities may choose to exercise them.
     If an instrument or order were made under the Act in respect of Santander UK, such instrument or order (as the case may be) may (amongst other things) (i) result in a compulsory transfer of securities or property of Santander UK and/or (ii) impact on the rights of holders of securities and/or result in the nullification or modification of the terms and conditions of such securities and/or (iii) result in the de-listing of the securities.
     At present, no instruments or orders have been made under the Act in respect of Santander UK and there has been no indication that any such order will be made, but there can be no assurance that this will not change and/or that holders of securities will not be adversely affected by any such order if made in the future.
Risks concerning enforcement of judgements made in the United States
Santander UK plc is a public limited company registered in England and Wales. All of the Company’s Directors live outside the United States of America. As a result, it may not be possible to serve process on such persons in the United States of America or to enforce judgements obtained in US courts against them or Santander UK based on the civil liability provisions of the US federal securities laws or other laws of the United States of America or any state thereof. The Directors’ Report on pages 88 to 98 has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 88 to 98. Under this safe harbour, the Directors would be liable to the Company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

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
•	an individual who is neither resident nor ordinarily resident in the UK; or

•	a company which is not resident in the UK.
you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).
United Kingdom inheritance tax
Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is:
•	domiciled for the purposes of the convention in the US; and

•	is not for the purposes of the convention a national of the UK;
will not be subject to UK inheritance tax on:
•	the individual’s death; or

•	on a gift of the shares during the individual’s lifetime.
The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.
Share Information
Sterling-denominated preference shares
At 31 December 2009, the Company had outstanding 325,000,000 sterling denominated preference shares, nominal value of £1.00 each. The sterling denominated preference shares were issued on 23 October 1995, 13 February 1996 and 9 June 1997. Currently, the only trading market for these sterling denominated preference shares is the London Stock Exchange.
Major shareholders
As at 31 December 2009, the Company was a wholly owned subsidiary of Banco Santander, S.A.. The acquisition was effected by means of a scheme of arrangement under Section 425 Companies Act 1985 on 12 November 2004. The ordinary shares in the Company were cancelled and holders of the Company’s shares who were on the shareholders’ register at 4.30pm on 12 November 2004 received one Banco Santander, S.A. share for each Company share.
Exchange controls
There are no UK laws, decrees or regulations that restrict Santander UK’s export or import of capital, including the availability of cash and cash equivalents for use by Santander UK, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US investors above.

Shareholder Information
Contact Information
Santander UK plc registered office, principal office and investor relations department
2 Triton Square
Regent’s Place
London
NW1 3AN
Registered Number 2294747
Registered in England and Wales
Santander shareholder department
Banco Santander, S.A.
2 Triton Square
Regent’s Place
London
NW1 3AN
Phone numbers
Santander UK Switchboard
0870-607-6000
Santander Shareholder Services
0871-384-2000
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

Shareholder Information
Articles of Association
Pursuant to the requirements of Item 10(B) of Form 20-F, the following is a summary of the Articles of Association of the Company.
     Santander UK plc is a public company registered in England and Wales, registered number 2294747. The Articles of Association do not specifically state or limit the objects of the Company and they are therefore unrestricted.
     A Director shall not vote on, or be counted in the quorum in relation to any resolution of the Directors in respect of any contract in which he has an interest, or any resolution of the Directors concerning his own appointment, or the settlement or variation of the terms or the termination of is appointment.
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
     Unless the Board determines, prior to allotment, that the series of preference shares shall be non-redeemable, each series shall be redeemable at the option of the Company on any date as the Board may determine prior to the date of allotment. On redemption the Company shall pay the amount due. The formula for calculation of any relevant redemption premium is set out in the Articles of Association.
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
     Subject to the provisions of the UK Companies Act 2006, all or any of the rights attached to any class of shares (whether or not the Company is being wound up) may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. Additional quorum and voting requirements apply to such meeting.
     General meetings shall be called by at least 14 clear days’ notice (that is, excluding the day of the General Meeting and the day on which the notice is given). A general meeting may be called by shorter notice if it is so agreed, in the case of an annual general meeting, by all the shareholders having a right to attend and vote, or in other cases, by a majority in number of the shareholders having a right to attend and vote, being a majority together holding not less than 95 per cent in nominal value of the shares giving the right. The notice shall specify the date, time and place of the meeting and the general nature of the business to be transacted.
     There are no restrictions on the rights to own securities for either resident or non-resident shareholders, other than those to which they may be subject as a result of the laws and regulations in their home jurisdiction.

Shareholder Information
Glossary of Financial Services Industry Terms

Term used in the Annual Report	US equivalent or brief description of meaning

Accounts	Financial statements
Allotted	Issued
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares or common stock and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Combined Code	UK-derived principles of good corporate governance and code of best practice
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Write-down of tangible fixed assets over their estimated useful lives
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Long-term assurance fund	Long-term insurance fund
Members	Shareholders
Articles of Association	Bylaws
Net asset value	Book value
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Provisions	Allowances
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders’ funds	Stockholders’ equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property, plant and equipment
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Alt-A	Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue. Corporate customers may also be considered non-performing prior to being behind in fulfilling their obligations. This can happen when a significant restructuring exercise begins.

Asset backed products	Asset backed products are debt and derivative products that are linked to the cash flow of a referenced asset. This category includes asset backed loans; collateralised debt obligations (CDOs); collateralised loan obligations (CLOs); asset backed credit derivatives (ABS CDS); asset backed and mortgage backed securities.

Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

Average balances	Average balances which make up the average balance sheet are based upon monthly averages.

Basis point	One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

Collateralised Debt Obligation (CDO)	Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer.

Collateralised Loan Obligation (CLO)	A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Collateralised Synthetic Obligation (CSO)	A form of synthetic collateralised debt obligation (CDO) that does not hold assets like bonds or loans but invests in credit default swaps (CDSs) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

Commercial Mortgage Backed Securities (CMBS)	Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Commercial Real Estate	Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets.

Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date.

Conduit	A financial vehicle that holds asset-backed debt such as mortgages, vehicle loans, and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio.

Core Tier 1 capital	Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the UK Financial Services Authority.

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.

Cost:income ratio	Operating expenses compared to total income.

Coverage ratio	Impairment allowances as a percentage of total non-performing loans and advances.

Credit conversion factors (CCFs)	The portion of an off-balance sheet commitment drawn in the event of a future default. The conversion factor is expressed as a percentage. The conversion factor is used to calculate the exposure at default (EAD).

Credit Default Swaps (CDS)	A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit market exposures	Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale.

Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Customer deposits	Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

Delinquency	See ‘Arrears’.

Economic capital	An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Equity products	These products are linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

Equity structural hedge	An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not reprice with market rates.

Expected loss	The Group measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Group-modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

Exposure at default (EAD)	The estimation of the extent to which the Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

First/Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.

Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Funded/unfunded	Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released/not released.

FX products	These products are derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts; FX swaps; FX options.

Gain on acquisition	The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Home Loans	A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans	Loans are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment allowances	A provision held on the balance sheet as a result of the raising of a charge against profit for the incurred loss inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

Individually/Collectively Assessed	Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

Interest rate products	Products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

Jaws	The difference between the growth in cost and the growth in income

Leveraged Finance	Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liquidity and Credit enhancements	Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralization. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

Loan to deposit ratio	The ratio of the book value of the Group’s commercial assets (i.e. retail, corporate and private banking assets) divided by its commercial liabilities (i.e. retail, corporate and private banking deposits, and shareholders’ funds).

Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV. Origination LTVs use the current outstanding loan balance and the value of the property at origination of the loan. Indexed LTVs use the current outstanding loan value and the current value of the property (which is estimated using one or more external house price indices).

Loans past due	Loans are past due when a counterparty has failed to make a payment when contractually due.

Loss Given Default (LGD)	The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Medium Term Notes (MTNs)	Corporate notes continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years.

Monoline	An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held.

Monoline Wrapped	Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer.

Mortgage Backed Securities (MBS)	Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Mortgage vintage	The year the mortgage was issued.

Mortgage related securities	Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.

Net Equity	The change in shareholders’ equity between one period and another.

Net Interest Income	The difference between interest received on assets and interest paid on liabilities.

Non-asset backed debt instruments	These products are debt instruments. This category includes government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

Non-investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

Notional Collateral	Collateral based on the notional amount of a financial instrument.

Overdraft	A line of credit established through a customer’s current account and contractually repayable on demand

Over the counter derivatives (OTC)	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own Credit	The effect of the Group’s own credit standing on the fair value of financial liabilities.

Prime	Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

Principal transactions	Principal transactions comprise net trading income and net investment income.

Private equity investments	Private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD)	The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, the Group assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Renegotiated loans	Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Repo/Reverse repo	A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Restructured loans	Loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Retail Loans	Loans to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.

Return on average shareholders’ equity	Calculated as profit for the year attributable to equity holders of the Parent divided by the average shareholders’ equity for the year, excluding non-controlling interests.

Risk asset ratio	A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the UK Financial Services Authority.

Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the UK Financial Services Authority.

Securitisation	A process by which debt instruments are aggregated into a pool, which is used to back new securities. A company sells assets to an SPV (special purpose vehicle) who then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors.

Special Purpose Entities (SPEs) or Special Purpose Vehicles (SPVs)	Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs/SPVs take a number of forms, including:

- The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

- Derivative transactions to provide investors in the SPE/SPV with a specified exposure.

- The provision of liquidity or backstop facilities which may be drawn upon if the SPE/SPV experiences future funding difficulties.

- Direct investment in the notes issued by SPEs/SPVs.

Structured Investment Vehicles (SIVs)	SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Structural liquidity	The liquidity available from current positions — principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

Structured finance/notes	A structured note is an investment tool which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordination	The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime	Defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Tier 1 capital	A measure of a bank’s financial strength defined by the UK Financial Services Authority. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies. ‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital	Defined by the UK Financial Services Authority. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Total shareholder return	Defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Write-Down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

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

2.	The management report, which is incorporated into the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.
By Order of the Board

António Horta-Osório	Antonio Lorenzo
Chief Executive	Chief Financial Officer
27 April 2010	27 April 2010

Cross-reference to Form 20-F
Cross-reference to Form 20-F

Part I

1	Identity of Directors, Senior Management and Advisers		*

2	Offer Statistics and Expected Timetable		*

3	Key Information	Selected Financial Data	189
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	192

4	Information on the Company	History and Development of the Company	6
		Business Overview	6
		Organisational Structure	7
		Property, Plant and Equipment	36

4A	Unresolved Staff Comments		N/a

5	Operating and Financial Review and Prospects	Operating Results	11
		Liquidity and Capital Resources	41
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	2
		Off- Balance Sheet Arrangements	40
		Contractual Obligations	40

6	Directors, Senior Management and Employees	Directors and senior management	86
		Compensation	92
		Board Practices	91
		Employees	93
		Share Ownership	93

7	Major Shareholders and Related Party Transactions	Major Shareholders	198
		Related Party Transactions	92, 166
		Interests of Experts and Counsel	*

8	Financial Information	Consolidated Statements and Other Financial Information	102
		Significant Changes	10, 88

9	The Offer and Listing	Offer Listing and Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*

10	Additional Information	Share Capital	*
		Articles of Association	200
		Material Contracts	28
		Exchange Controls	N/a
		Taxation	198
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	199
		Subsidiary Information	N/a

11	Quantitative and Qualitative Disclosures about Market Risk		49

12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II

13	Defaults, Dividend Arrearages and Delinquencies		N/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a

15	Controls and Procedures	Disclosure Controls and Procedures	96
		Management’s Annual Report on Internal Control over Financial Reporting	97
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes in Internal Control Over Financial Reporting	97

15T	Controls and Procedures		N/a

16A	Audit Committee Financial Expert		91

16B	Code of Ethics		94

16C	Principal Accountant Fees and Services		128

16D	Exemptions from the Listing Standards for Audit Committees		N/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a

16F	Change in Registrant’s Certifying Accountant		N/a

16G	Corporate Governance		N/a

Part III

17	Financial Statements		N/a

18	Financial Statements		102

19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK plc
By:	/s/ Antonio Lorenzo
Antonio Lorenzo Chief Financial Officer

Dated: 27 April 2010

EXHIBIT INDEX
Exhibits1
1.1	Articles of Association of Santander UK plc[2]

4.1	Share subscription agreement between Banco Santander, S.A. and Abbey National plc dated 8 January 2009[3]

4.2	Cross guarantee agreement between Abbey National plc and Alliance & Leicester plc dated 19 March 2009[4]

7.1	Statement of ratio of earnings to fixed charges[5]

8.1	List of Subsidiaries of Santander UK plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP[5]

[1]	Documents concerning Santander UK plc referred to within the Annual Report on Form 20-F 2009 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK plc.

[2]	As previously furnished with the Securities and Exchange Commission on the Form 6-K dated 10 March 2010 of Santander UK plc.

[3]	As previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F dated 19 March 2009 of Abbey National plc.

[4]	As previously filed with the Securities and Exchange Commission on pages 148 through 150 of the Form 20-F dated 19 March 2009 of Abbey National plc.

[5]	Incorporated by reference into Registration Statement Nos. 333-10232, 333-11320 on Forms F-3.