Form 20-F
period 2010-12-31
Santander UK plc
filed 2011-03-17
CIK 1087711

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report                      to
Commission file number 001-14928
Santander UK plc
(Exact name of Registrant as specified in its charter)
England
(Jurisdiction of incorporation or organization)
2 Triton Square, Regent’s Place, London NW1 3AN, England
(Address of principal executive offices)
Julian Curtis
2 Triton Square, Regent’s Place, London NW1 3AN, England
Tel +44 (0) 870 607 6000
Fax +44 (0) 20 7756 5628
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

10 3/8% Non-cumulative Preference Shares of nominal value of £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value of £1 each	125,000,000
Series A Fixed/Floating Rate Non-cumulative Preference Shares of nominal value £1 each	300,000,000
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Santander UK plc 2010 Annual Report on Form 20-F

This document comprises the Annual Report and Accounts on Form 20-F to the US Securities and Exchange Commission for Santander UK plc (”the Annual Report”). Shares are risk investments, share prices and dividends can fall as well as rise and you may not receive back the full amount you invested.

Santander UK plc
2010 Annual Report on Form 20-F

Business Review and Forward-looking Statements
Chief Executive Officer’s Review
Overview
In 2010, Santander UK produced another strong performance; all business units reported strong results and overall profits increased despite the challenging operating environment in the UK. Statutory profit after tax increased by 27%, the sixth consecutive year of double digit growth, while trading profit before tax increased by 12%. Our trading income was 5% higher at £4,870m and trading expenses were marginally higher than 2009 resulting in a further improvement to our cost-to-income ratio to 41% maintaining Santander UK’s strong position relative to our UK peers.
     This efficiency has given us a significant competitive advantage which we have utilised to deliver a market leading range of value-for-money products. Innovation and rewarding customers who do more business with us have been trademarks of our proposition as seen by our ‘Super’ products and Loyalty range. Through products such as the Santander Zero Current Account and the Zero Credit Card, and a range of competitive mortgage, savings and other product offers Santander UK has achieved more best-buy mentions than any of our UK competitors and delivered strong levels of new business growth.
     As part of our progress towards becoming a full-service commercial bank we are investing in and growing our small and medium sized enterprise (‘SME’) franchise, with lending to this sector up over 26%. In 2010 we announced that we had reached an agreement to acquire 318 branches and more than 40 banking centres from The Royal Bank of Scotland. On completion, this is expected to increase our SME lending market share from its current level of about 3% to more than 8% and provide us with a strong platform to continue to challenge in this market.
     In recent years we have made good progress in developing Santander UK’s franchise. Looking ahead, we must build on the solid platform we have established and a key part of our strategy will be to diversify our business mix. It will still be underpinned by our strong position in retail banking, but will include more premium and private banking services and expand on business and corporate banking, and further strengthening our SME franchise.
Key financial highlights
Santander UK’s trading profit before tax (management’s preferred profit measure, described in the Business Review — Summary on page 21) increased by 12% to £2,141m. Statutory profit after tax of £1,583m for 2010 increased by 27% over 2009.
>	Trading income increased by 5% largely due to balanced growth in customer loans and deposits and effective margin management. Higher lending margins and healthy underlying new business activity were partially offset by the increased costs of deposit acquisition, market funding and liquid asset balances to meet new regulatory requirements;

>	Trading expenses were only 2% higher than last year (flat excluding the impact of acquired businesses) as a result of a successful and ongoing cost management strategy. The synergy benefits realised from the Alliance & Leicester integration have been re-invested to fund growth initiatives across the bank, including the ongoing recruitment in Retail operations to support business growth and improve customer service;

>	The combination of tightly controlled costs and revenue growth resulted in a further improvement in the trading cost:income ratio to 41% from 42% a year earlier; and

>	Trading provisions of £752m were £50m lower than last year. This was a reflection of the low interest rate environment and better than expected unemployment trends in the UK, as well as our continued collection efforts and the overall quality of our mortgage portfolio. We have preserved conservative levels of coverage, and our arrears and repossession levels have remained significantly better than industry benchmarks from the Council of Mortgage Lenders.
In terms of financial performance in 2011, revenue performance is expected to be subdued given the persistent low interest rate environment, cost of term funding and the full year impact cost of holding higher liquid asset balances required by recent regulatory changes. We continue to seek opportunities to improve our cost efficiency, but remain cautious on the outlook and speed of economic recovery in terms of provisioning given the expected impact of increases in unemployment and interest rates on arrears levels.
Business performance
Our increased commercial franchise has meant that Santander has become increasingly familiar throughout the UK. Our distribution network across more than 1,400 branches (including agencies) and 25 Corporate Business Centres is a powerful platform for generation of significant new business as well as servicing existing customers. For the second year in succession we opened over one million new bank accounts. In the year we also opened 432,000 new credit card accounts, reached investment sales of £3.5bn and increased lending to SME businesses.
     Despite a slowing housing market we continued to support home buyers with gross mortgage lending of £24.2bn in 2010, which equates to almost 1 in 5 mortgages and is well ahead of our market share of mortgage stock of 14%. Our sustained focus on the quality of new lending based on affordability and robust risk management continues to be effective as evidenced by our low levels of mortgage arrears.

Business Review and Forward-looking Statements

Chief Executive Officer’s Review continued
The strength of the Santander brand has been demonstrated by our ability to attract retail and commercial deposits of more than £9bn. Competitive pricing and new products such as our Loyalty Bond and the ‘Super’ range have increased the range and value of term deposits on our balance sheet.
     Our organic growth in Corporate Banking reflects an ongoing aim to increase our presence in this sector. Our network of Corporate Business Centres offers an increasing range of products to businesses of different sizes and provides both SMEs and large corporates with a tailored banking service reflecting their very different requirements. SME lending balances have increased by over 26% and we have attracted £2bn of corporate deposits with favourable maturity profiles.
     Global Banking & Markets produced a strong result in 2010 especially given a less favourable trading environment, with increased customer transactions, particularly in the final quarter.
Integration, expansion and rebranding
The rebranding of Bradford & Bingley’s savings business and Abbey branches to Santander was completed in January 2010, with the rebranding of Alliance & Leicester branches completed in December 2010. In the back office, the planned integration of systems, processes and management structures was also completed: all personal customers’ data has now been transferred onto Partenon, Santander’s proprietary IT platform. Further work is ongoing in relation to corporate and SME systems, but we are on track to deliver and exceed the targeted £180m of cost savings by the end of 2011, as stated at the time of the Alliance & Leicester acquisition.
     We further expanded our network in the year through the Santander Universities programme, and also by extending our agency channel having acquired the Halifax agency network which were successfully rebranded to Santander and open for business by the end of 2010. These agencies extend our geographical spread and target growth opportunities. In many cases these agencies represent the ‘last branch in town’ and the transfer to the Santander UK network reinforces our support for communities across the UK.
Rewarding customer loyalty
One of our key strategic aims is to do more business with our customers and to offer them rewards for their loyalty. During 2010 we:
>	launched the Santander Zero Current Account to reward eligible customers with the lowest fees in the market, no overdraft charges and fee-free access to ATMs worldwide. Originally available to mortgage customers the offering was subsequently expanded to eligible customers with an investment or savings product and by the end of the year almost 200,000 customers held a Santander Zero Current Account;

>	introduced the Loyalty Tracker Bond which offered market-leading fixed-term rates to eligible customers, attracting deposit flows of £1.3bn during the year;

>	waived the 3% balance transfer fee on the Zero Credit Card for all existing customers with a mortgage or a current account with Santander UK or Alliance & Leicester;

>	kept the Flexi-ISA open for Santander UK Current Account customers; and

>	increased the loan to value (‘LTV’) to 90% on mortgages exclusively available to customers who hold their primary current account with Santander UK, while maintaining prudent lending policies.
Investing for growth and improving customer service
We are committed to tackling service issues within our business and a key priority for management is to increase the level of customer satisfaction. To improve customer service levels and support our ongoing growth, the creation of 600 UK-based customer-facing roles was announced in July 2010 and a further 400 in September 2010. Recruitment is well under way with over 740 new employees deployed in our UK branches and call centres and the remaining 260 are expected to be in place by the end of March 2011. We survey 20,000 customers each month to measure customer satisfaction and the results of this analysis show that we have made progress in the last 12 months. The way we handle complaints was overhauled in 2010; we now typically resolve around 80% of complaints within 48 hours and the volume of complaints reportable to the FSA in the second half of the year was 20% lower than in the first half.

Business Review and Forward-looking Statements
Chief Executive Officer’s Review continued
“Best Bank” awards
For the third year in succession, we have been recognised by Euromoney as the “Best Bank in United Kingdom” and for the second year running received the “Bank of the Year in the United Kingdom” award from The Banker. These important achievements reflect the progress we have made in the last five years in transforming our business, but equally they are testament to the outstanding contribution all of our staff have made towards delivering our vision to be the best commercial bank in the UK. Nevertheless, we are fully aware that there remain significant challenges ahead as we continue to develop Santander UK into a full service commercial bank, and deliver improved customer service levels.
Funding, liquidity and capital
Prudent management of our balance sheet is a cornerstone of our strategy. During 2010 we funded growth in our lending portfolio to our retail and SME customers (balances increased by 6% to £202.1bn), by attracting new customer deposits (balances increased by 7% to £153.5bn) and ended the year with an improved net commercial funding position and an improvement in the loan-to-deposit ratio to 123% (2009: 126%). We also continued our programme to reduce our portfolio of non-core assets in 2010 with Corporate non-core balances 22% lower at £3.8bn and the Treasury asset portfolio 46% lower at £5.1bn. Further material reductions have been delivered already in 2011, helping to reduce our short-term funding needs.
     Market conditions remain difficult in terms of access to credit and liquidity. Despite this, we were able to leverage our strong financial position and brand to raise over £20bn of medium-term wholesale funding at attractive rates during 2010. During the same period, the holdings of core liquid assets increased significantly from £14bn to £40bn in response to new regulatory requirements.
The economy and UK regulation
The UK economy saw positive economic growth in 2010, and the unemployment rate remained steady through the year. The economic environment heading into 2011, remains challenging especially given uncertainty surrounding the implications of announced UK Government spending cuts and as a result demand for credit is likely to remain subdued. Despite these challenges, we expect the recovery to continue in 2011 with positive GDP growth.
     The UK Government’s recent announcements on regulatory reform imply considerable change ahead for the banking industry. We believe Santander UK is well-placed to respond to these challenges.
Looking ahead
Our transition to becoming a full-service commercial bank took a step forward in 2010, thanks in large part to the support, dedication and commitment of all our staff who I would like to personally thank for their efforts. We enter 2011 with confidence, and we anticipate further progress despite the continued challenges within the UK economy and the stricter regulatory environment.
     We expect to see further improvements in customer service, and this remains a key priority across our business. We have invested in new customer-facing roles, overhauled our complaints procedures and implemented new processes across the network. We believe these measures will have a positive impact on service quality.
     Our support for homeowners was maintained throughout the recent economic downturn and we expect to continue this support in the year ahead. The Loyalty strategy we introduced has been very successful and we anticipate further progress in 2011 as we continue to encourage customers to do more business with us.
     We are working towards completing the acquisition of 318 Royal Bank of Scotland Group branches, a key step in fulfilling our ambition to be a full-service commercial bank as we complement our strong retail offering with an increased presence for SMEs.
     We are fully supportive of the principles of the UK Government’s lending growth targets which formed part of the ‘Merlin’ agreement and have committed to £6.7bn of gross new lending to businesses in 2011. We expect that almost £4bn of this new lending will be to SMEs, an increase of 25% in 2011.
     Our aim is to increase our lending to UK businesses and retail customers, and create new jobs as we open more business centres to serve them.
Ana Botín
Chief Executive Officer

Business Review and Forward-looking Statements
Forward looking Statements
Santander UK plc (the ‘Company’) and its subsidiaries (together ‘Santander UK’ or the ‘Group’) may from time to time make written or oral forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
>	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

>	statements of plans, objectives or goals of Santander UK or its management, including those related to products or services;

>	statements of future economic performance; and

>	statements of assumptions underlying such statements.
Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
     By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on Santander UK’s behalf. Some of these factors, which could affect the Group’s business, financial condition and/or results of operations, are considered in detail in the Risk Management section on page 67 and the Risk Factors section on page 266 and they include:
>	the effects of UK economic conditions (e.g. recent decline in housing market, rising unemployment, increased taxation and reduced public spending);

>	the effects of conditions in global financial markets (e.g. increased market volatility, reduced credit availability and increased commercial and consumer loan delinquencies);

>	the credit quality of borrowers and the soundness of other financial institutions;

>	the Group’s ability to access liquidity and funding on financial terms acceptable to it;

>	the extent to which regulatory capital and liquidity requirements and any changes to these requirements may limit the Group’s operations;

>	the effects of any changes to the credit rating assigned to the Group, any member of the Group or any of their respective debt securities;

>	the effects of fluctuations in interest rates, foreign exchange rates, basis spreads, bond and equity prices and other market factors;

>	the extent to the Group may be required to record negative fair value adjustments for its financial assets due to changes in market conditions;

>	the ability of the Group to manage any future growth effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing its existing customer base);

>	the ability of the Group to realise the anticipated benefits of its business combinations and the exposure, if any, of the Group to any unknown liabilities or goodwill impairments relating to the acquired businesses;

>	the effects of competition, or intensification of such competition, in the financial services markets in which the Group conducts business and the impact of customer perception of the Group’s customer service levels on existing or potential new business;

>	the extent which the Group may be exposed to operational losses (e.g. failed internal or external processes, people and systems);

>	the ability of the Group to recruit, retain and develop appropriate senior management and skilled personnel;

>	the effects of any changes to the reputation of the Group, any member of the Group or any affiliate operating under the Group’s brands;

>	the effects of the financial services laws, regulations, administrative actions and policies and any changes thereto in each location in which the Group operates;

>	the effects of taxation requirements and any changes thereto in each location in which the Group operates (e.g. the bank levy in the UK);

>	the effects of the proposed reform and reorganisation of the structure of the UK financial regulatory authorities and of the UK regulatory framework that applies to members of the Group;

>	the effects of any new reforms to the UK mortgage lending market;

>	the power of the UK Financial Services Authority (or any overseas regulator) to intervene in response to attempts by customers to seek redress from financial service institutions, including the Group, in case of industry-wide issues;

>	the extent to which members of the Group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

>	the effects which the UK Banking Act 2009 may have, should the HM Treasury, the Bank of England and/or the FSA exercise their powers under this Act in the future against the Company;

>	the Group’s dependency on its information technology systems;

>	the risk of third parties using the Group as a conduit for illegal activities without the Group’s knowledge;

>	the effects of any changes in the pension liabilities and obligations of the Group; and

>	Santander UK’s success at managing the risks to which the Group is exposed, including the items above.
Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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
General
Santander UK plc (the ‘Company’) and its subsidiaries (together, ‘Santander UK’ or the ‘Group’) operate primarily in the UK, under UK law and regulation and are part of Banco Santander, S.A. (together with its subsidiaries, ‘Santander’). Santander UK is a significant financial services provider in the UK, being the second largest residential mortgage lender and the second largest savings brandi, operating across the full range of personal financial services.
     The principal executive office and registered office of Santander UK plc and Abbey National Treasury Services plc is 2 Triton Square, Regent’s Place, London NW1 3AN. Santander UK’s telephone number is +44 (0) 870-607-6000. The designated agent for service of process on Santander UK in the United States is Abbey National Treasury Services (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901. See “Business and Financial Review - Tangible fixed assets” for information on our properties.
Summary history
The Abbey National Building Society (the ’Society’) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey. In 2010, the Company changed its name to Santander UK plc and now operates under the Santander brand name. A list of the Company’s principal subsidiaries and their country of incorporation can be found on page 204.
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
     In September 2008, following the announcement by HM Treasury to take Bradford & Bingley plc into public ownership, the retail deposits, branch network and related employees transferred, under the provisions of the Banking (Special Provisions) Act 2008, to the Company. All of Bradford & Bingley plc’s customer loans and treasury assets, including all its mortgage assets, were taken into public ownership. The transfer to the Company consisted of the £20bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital relating to offshore entities. The transfer of Bradford & Bingley plc’s customers and their retail deposits further strengthened the Group’s retail customer deposit base and franchise.
     In December 2008, following the acquisition by Banco Santander, S.A. of Alliance & Leicester plc, the Company injected £950m of capital into Alliance & Leicester plc through a subscription for new Alliance & Leicester plc ordinary shares and undated subordinated notes. Previously, in October 2008, the Company subscribed for US$100m undated floating rate subordinated notes issued by Alliance & Leicester plc. As a result of the subscription for ordinary shares, the Company held 35.6% of the issued ordinary share capital of Alliance & Leicester plc at 31 December 2008.
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
     These business combinations allow the Group to deliver increased critical mass in the UK through greater market share. In January 2010, the Company, which includes the Bradford & Bingley savings business, was rebranded as Santander. In December 2010, the rebranding of Alliance & Leicester branches was completed, as information technology changes ensured any Santander customer in the UK could transact in all its UK branches. The move delivered a significant advantage for customers as they can now use more than 1,400 branches (including agencies). The change also reflected Santander’s policy to operate under a single brand.
     On 28 May 2010, Alliance & Leicester plc transferred its business and certain associated liabilities to the Company pursuant to a court-approved business transfer scheme under Part VII of the Financial Services and Markets Act 2000.
     On 3 August 2010, Banco Santander S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK and will be used to support organic and inorganic growth.
     On 4 August 2010, the Company announced its agreement to acquire (subject to certain conditions) 318 branches and associated assets and liabilities from the Royal Bank of Scotland Group for a premium of £350m to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland branches in England and Wales; seven NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control clearance was received on 15 October 2010 and HMRC clearance was also received during the fourth quarter. The separation and transfer process is underway. The long stop contractual date is 31 March 2012.

Business and Financial Review
Business Overview continued
In October and November 2010, the Group acquired for total consideration of £1,451m:
>	Santander Cards Limited and Santander Cards (UK) Limited (and its subsidiaries), which conduct Santander’s provision of credit cards and related financial products, store cards and other unsecured consumer finance products in the UK, and Santander Cards Ireland Limited, which conducts Santander’s provision of credit finance by way of store cards and credit cards in the Republic of Ireland;

>	Santander Consumer (UK) plc (of which the Group already held 49.9%), which carries on Santander’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding which is a facility that offers preferential dealers funding in the UK; and

>	Santander PB UK (Holdings) Limited (and its subsidiaries) (of which the Group already held 51% of its subsidiary, Santander Private Banking UK Limited), which carries on Santander’s provision of private banking services in the UK.
The principal purpose of the acquisitions was to bring these interests of Banco Santander, S.A. in the UK under the corporate structure of the Group in furtherance of the Group’s objective to become a full-service commercial bank.
     In 2010, the Company won Euromoney’s ‘Best Bank in the United Kingdom’ award for the third successive year. In addition, in 2010 and 2009 the Company won The Banker Award for ‘Bank of the Year in the United Kingdom’. Banco Santander, S.A. won Euromoney’s ‘Best Bank in Western Europe’ award in 2009 and its ‘Best Bank in the World’ award in 2008.
Corporate purpose and strategy
Santander UK’s purpose is to maximise value for its shareholders, Banco Santander, S.A. and its subsidiary company Santusa Holding, S.L., by focusing on offering a full commercial banking service in the UK providing good service and value-for-money products to customers. With the continuing support of Banco Santander, S.A., Santander UK aims to be the best commercial bank in the UK.
Executive responsibility
Santander UK’s management structure is headed by Ana Botín, Chief Executive Officer who was appointed on 1 December 2010, following the resignation of António Horta-Osório. The management structure consists of a number of business and support divisions. The business divisions consist of:
>	Retail Banking — offers residential mortgages, savings and banking and other personal financial products to customers throughout the UK, as well as private banking and other specialist services. Alison Brittain heads retail distribution, business banking, e-commerce and the intermediary channel, while Rami Aboukhair is responsible for private banking.

>	Corporate Banking — offers banking services principally to small and medium-sized (‘SME’) UK companies. It also contains certain non-core portfolios. This division is headed by Steve Pateman.

>	Global Banking & Markets — provides financial markets sales, trading and risk management services, as well as manufacturing retail structured products. This division is headed by Luis de Sousa.

>	Group Infrastructure — This unit includes Asset & Liability Management, Economics, Group Capital and Funding and is headed by Justo Gómez.
The support divisions consist of:
>	Retail Products and Marketing — responsible for integrating and gaining the maximum value from Santander UK’s products, marketing and brand communications to serve Santander UK’s customers better. This division is headed by Miguel-Ángel Rodríguez-Sola.

>	Human Resources — responsible for delivering the human resources strategy and personnel support. This division is headed by Karen Fortunato.

>	Manufacturing — responsible for all information technology, cost control and operations activity, including service centres. This division is headed by Juan Olaizola.

>	Risk — responsible for ensuring that the board of directors (the ‘Board’) and senior management team of Santander UK are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. This division is headed by José María Nus.

>	Internal Audit — responsible for supervising the compliance, effectiveness and efficiency of Santander UK’s internal control systems to manage its risks. This division is headed by Jorge de la Vega.

Business and Financial Review
Business Overview continued
In addition there are a number of corporate units:
>	Financial Planning, Financial Reporting and Tax, Cost Management & Control — This unit is headed by Mónica Cueva.

>	Corporate Services — This unit includes Legal, Secretariat, Compliance and Regulatory Risk Management is headed by Karen Fortunato.

>	Service Quality — This unit is headed by Miguel-Ángel Rodríguez-Sola, with Chief Executive Officer oversight given the importance of service quality.

>	Communications — This unit reports to Ana Botín.

>	Santander Universities in the UK — This unit reports to Rami Aboukhair, with Chief Executive Officer oversight in line with the global Universities structure.
Competitive environment, future trends and outlook
The economic environment in the UK in 2010 remained uncertain, albeit more stable than in 2009, with unemployment, arrears levels and house prices all relatively stable.
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
     2011 is expected to be another difficult year for the UK economy, but one in which we expect to see signs of recovery as we progress through the year. However, unemployment is predicted to remain high, resulting in continuing difficulties for banks, homeowners and savers, and the outlook for interest rates remains uncertain. Management remains confident of Santander UK’s strength and potential to continue growing despite continuing challenging conditions in some of its core personal financial services markets. A detailed description of management’s basis for concluding that Santander UK remains a going concern is set out in the Directors’ Report — Going Concern on page 138.
Business divisions
The overview below reflects the reporting structure in place during 2010 in accordance with which the segmental information in the Business and Financial Review and in the segmental note to the Consolidated Financial Statements has been presented.
Retail Banking
Retail Banking consists of residential mortgages, savings, banking and consumer credit, online banking and financial services through cahoot, general insurance, Santander Business Banking, asset management and credit cards.
Residential Mortgages
Santander UK is the second largest provider of residential mortgages in the UK measured by outstanding balancesi, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers.
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
     Santander UK’s mortgage loans are usually secured by a first ranking mortgage over property and are typically available over a 25-year term, although there is no minimum term. Variable rate products charge interest at variable rates, including trackers which track the Bank of England base rate and those determined at the discretion of Santander UK by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally fixed for between two and five years, after which they bear interest at standard variable rates. In 2010, the majority of new business was through variable rate products, normally with an incentive period for the first two to five years. In line with the rest of the UK market, a significant proportion (although reduced compared with the previous year) of mortgages are repaid at the end of the fixed or incentive period, with the customer moving to a new incentive product. The remainder stay on Santander UK’s standard variable rate.

Business and Financial Review
Business Overview continued
Savings
Santander UK is the second largest deposit taker in the UKi and provides a wide range of retail savings accounts in the UK, including on-demand, notice, and investment accounts, Individual Savings Accounts, and capital guaranteed products. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.
Banking and Consumer Credit
Santander UK offers a range of personal banking services including current accounts, credit cards and unsecured personal loans. Credit scoring is used for initial lending decisions. Behavioural scoring is used for certain products for further lending decisions. In November 2010, the Group acquired Santander Consumer (UK) plc (in which the Group already held a 49.9% shareholding), which carries on Santander’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding which is a facility that offers preferential dealers funding in the UK.
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
Santander Business Banking
Santander Business Banking offers a range of banking services to small businesses in the UK, typically with turnover of less than £1m.
Private Banking
Santander UK offers private banking and other specialist banking services in the UK, through Cater Allen and Abbey Sharedealing, and offshore banking through Abbey National International Limited, Alliance & Leicester International Limited and Bradford & Bingley International Limited. Prior to its sale in 2010, Santander UK also offered other specialist banking services in the UK through James Hay.
     On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group for a cash consideration of approximately £29m. The IFG Group provides independent financial advisory, fund management and pension administration services in Ireland and the UK.
     On 17 December 2007, Santander UK sold 49% of its shareholding in Santander Private Banking UK Limited (consisting of James Hay, Cater Allen Limited and Abbey Stockbrokers Limited) to Santander PB UK (Holdings) Limited, a direct subsidiary of Banco Santander, S.A., for a total cash consideration of £203m. The companies affected were Cater Allen Limited, Abbey Stockbrokers Limited, James Hay Holdings Limited and their subsidiaries. Subsequently, on 29 October 2010, Santander UK plc acquired 100% of Santander PB UK (Holdings) Limited.
Asset Management
Retail Banking earns a commission on products sold through its agreement with a fellow subsidiary outside the Group, Santander Asset Management UK Limited.
Credit Cards
Santander UK credit cards are issued through Santander Cards Limited. Prior to October 2010, Santander Cards Limited was a fellow subsidiary outside the Group and Retail Banking earned a commission from Santander Cards Limited on every credit card sold. In October 2010, Santander Cards Limited was acquired by the Group.

Business and Financial Review
Business Overview continued
Corporate Banking
Santander UK started to develop its corporate banking capability in 2006, with the acquisition of Alliance & Leicester significantly increasing this capability in 2008. The investment in, and development of these operations has been significant, with good progress being made ahead of the upcoming acquisition of certain customers from the Royal Bank of Scotland Group.
     Corporate Banking provides a range of banking services through its network of 25 Corporate Business Centres and specialist businesses, including loans, current accounts, deposits, treasury services, asset finance, cash transmission, trade finance and invoice discounting. The Corporate Business Centres have seen significant growth in their customer base in 2009 and 2010 and primarily service SME UK companies. The specialist businesses within Corporate Banking service customers in various business sectors including Real Estate, Social Housing and Infrastructure.
     Corporate Banking is also responsible for managing certain non-core portfolios, including aviation and shipping. Prior to its disposal on 8 December 2008, it was also responsible for Porterbrook, its rolling stock leasing business.
Global Banking & Markets
Global Banking & Markets is a financial markets business focused on providing value added financial services to large corporates not serviced by Corporate Banking (being, in general, very large multinationals) and financial institutions, as well as to the rest of Santander UK’s business (including the Retail Banking and Corporate Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs the securities lending/borrowing and repurchase (‘repo’) businesses. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both the Group and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.
Group Infrastructure
Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is also responsible for Group capital, funding and the Treasury asset portfolio that is being run down. ALM is responsible for managing the Group’s structural balance sheet shape and strategic and tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include Santander UK’s banking product and structural exposure to interest rates. ALM recommends and helps to implement Board, Asset and Liability Management Committee and Risk Committee policies for all aspects of balance sheet management — formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. It is also responsible for the return on the Group’s capital, reserves, preference shares and subordinated debt. The Treasury asset portfolio assets were acquired as part of the transfer of Alliance & Leicester plc to the Group in 2008 and as part of an alignment of portfolios across the Banco Santander, S.A. group in 2010.
     Santander UK plc and Abbey National Treasury Services plc had a shelf registration statement with the US Securities and Exchange Commission, which expired in December 2008. It is intended to file a shelf registration statement with the US Securities and Exchange Commission in the first half of 2011. Additionally, as part of its prudent contingent funding arrangements, ALM ensures that Santander UK has access to the central bank facilities made available by the Bank of England, the Swiss National Bank, and the US Federal Reserve. Further information is set out in the “Balance Sheet Business Review — Sources of Funding and Liquidity” on page 63.

[i]	Source: GfK NOP Financial Research Survey (FRS), 6 months ended 31 December 2010.

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
Executive Summary
Santander UK has prepared this Business and Financial Review in a manner consistent with the way management views the business as a whole. As a result, Santander UK presents the following key sections to the Business and Financial Review:
>	Business Review Summary — this contains an explanation of the basis of Santander UK’s results and any potential changes to that basis in the future; a summarised consolidated income statement with commentary thereon by line item for each segment; a summary of the nature of adjustments between Santander UK’s statutory basis of accounting (as described in Note 1 to the Consolidated Financial Statements) and Santander UK’s management basis of accounting (known as the “trading” basis);

>	Key Performance Indicators — this contains a description of the key measures used by management in assessing the success of the business against its strategies and objectives;

>	Divisional results — this contains a supplementary summary of the results, and commentary thereon, for each segment. Additional information is provided for the Retail Banking segment due to its significance to the Group’s results;

>	Other Material Items — this contains information about the statutory to trading basis adjustments; and

>	Balance Sheet Business Review — this contains a description of Santander UK’s significant assets and liabilities and its strategy and reasons for entering into such transactions, including:
>	Summarised consolidated balance sheet — together with commentary on key movements, as well as analyses of the principal assets and liabilities;

>	Off-Balance Sheet disclosures — a summary of Santander UK’s off-balance sheet arrangements, their business purpose, and importance to Santander UK;

>	Capital disclosures — an analysis of Santander UK’s capital needs and composition; and

>	Liquidity disclosures — an analysis of Santander UK’s sources and uses of liquidity and cash flows.
Basis of results presentation
The Group’s business is managed and reported on the basis of the following segments:
>	Retail Banking;

>	Corporate Banking;

>	Global Banking & Markets; and

>	Group Infrastructure.
In 2010, the results of the businesses that previously comprised the Private Banking operating segment ceased being reported separately to the Board. The results of the James Hay business that was sold in March 2010 were reclassified from Private Banking to Group Infrastructure, and the results of the remaining businesses in Private Banking were reported as part of Retail Banking.
     In addition, a new transfer pricing mechanism was implemented in 2009 to calculate the profitability of customer assets and deposits in each business segment to reflect the market environment and rates at that point. The changes applied a higher funding cost/return to new customer assets/deposits respectively, taking into consideration both customer type and term.
     In the second half of 2010, a further refinement of these adjustments was made to reflect the persistently low interest rates, higher cost of new term funding and the increased cost of higher regulatory liquidity balances. These changes have been applied to all periods, but had a more material impact in 2009 and 2010. The impact was to improve income reported in Group Infrastructure, offset by reduced income in Retail Banking and Corporate Banking. The positive earnings reported in Group Infrastructure include the benefit of higher historic medium-term interest rates being earned on capital. This was previously reported in Retail Banking and Corporate Banking. The positive earnings reported in Group Infrastructure also include the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business. In addition, the cost allocations process has been further refined to recharge more costs previously held centrally from Group Infrastructure to the other business segments.
     Further, the management of services to small and medium-sized companies was refined to ensure that companies with revenues of less than £1m were principally managed within Retail Banking, Corporate Banking principally manages companies with revenues of between £1m and £25m, and large multinationals and financial institutions were managed within Global Banking & Markets.
     Prior years’ segmental analyses have been adjusted to reflect the fact that reportable segments have changed.

Business and Financial Review
Business Review — Summary continued
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
     Estimates and judgements that are considered important to the portrayal of Santander UK’s financial condition including, where applicable, quantifications of the effects of reasonably possible ranges of such estimates and judgements are set out in “Critical Accounting Policies” in Note 1 to the Consolidated Financial Statements.
Impact of the current credit environment
Further information about the impact of the current credit environment is contained in the Risk Management Report on page 124, in addition to information relating to the valuation of financial instruments included in the Group’s critical accounting policies disclosures referred to above.
Profit on part sale and revaluation of subsidiaries
Profits of £39m were made on the disposal of Group undertakings (2009: £nil, 2008: £40m) during the year. In addition a profit of £87m arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group. There were no such revaluation profits in 2009 or 2008.
Significant acquisitions and disposals
The 2010 and 2009 results included significant contributions from Alliance & Leicester (transferred to the Company in January 2009) and the Bradford & Bingley savings business (acquired in September 2008) as described in the Business Overview.
Current and future accounting developments under IFRS
Details can be found in Note 1 to the Consolidated Financial Statements.

Business and Financial Review
Business Review — Summary continued
Group Summary
Summarised consolidated statutory income statement and selected ratios

	2010	2009	2008
	£m	£m	£m

Net interest income	3,814	3,412	1,772
Non-interest income	1,220	1,284	1,232

Total operating income	5,034	4,696	3,004

Administrative expenses	(1,793)	(1,848)	(1,343)
Depreciation and amortisation	(275)	(260)	(202)

Total operating expenses excluding provisions and charges	(2,068)	(2,108)	(1,545)

Impairment losses on loans and advances	(712)	(842)	(348)
Provisions for other liabilities and charges	(129)	(56)	(17)

Total operating provisions and charges	(841)	(898)	(365)

Profit before tax	2,125	1,690	1,094
Taxation charge	(542)	(445)	(275)

Profit for the year	1,583	1,245	819

Attributable to:
Equity holders of the parent	1,544	1,190	811
Non-controlling interest	39	55	8

Core Tier 1 capital ratio (%)	11.5%	6.8%	6.2%
Tier 1 capital ratio (%)	14.8%	9.5%	8.5%
Risk weighted assets(1)	73,563	67,438	63,425

(1)	In accordance with the requirements of the UK Financial Services Authority, this included 35.6% of Alliance & Leicester plc’s risk weighted assets at 31 December 2008, reflecting Santander UK’s ownership of that percentage of Alliance & Leicester plc’s ordinary share capital on that date, as described in Business Overview — Summary history.
In this Business Review — Summary section, information about our reportable segments is presented on a statutory basis which represents the trading basis of results together with the non-trading adjustments, both of which are set out in Note 2 to the Consolidated Financial Statements.
Profit before tax of £2,125m increased from £1,690m in 2009 (2008: £1,094m). Material movements by line include:
Net interest income

	2010	2009	2008
	£m	£m	£m

Retail Banking	3,138	2,840	1,606
Corporate Banking	191	182	(3)
Global Banking & Markets	6	7	2
Group Infrastructure	479	383	167

	3,814	3,412	1,772

2010 compared to 2009
Net interest income of £3,814m increased by £402m from £3,412m in 2009. By segment, the movements were:
>	Retail Banking net interest income of £3,138m increased by £298m from £2,840m in 2009, an increase of 10%. The increase was largely driven by balanced growth in customer lending and deposits across a mix of products combined with effective margin management. Retail Banking customer assets increased by £10.1bn or 6% (of which £5.7bn or 3% reflected the inclusion of the Santander Cards and Santander Consumer businesses acquired in October and November 2010, respectively). Retail Banking customer liabilities increased by £6.8bn or 5%.
     The key drivers of the increase in net interest income were improved margins on existing mortgage balances as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new and retained business in both the mortgage and unsecured loan portfolios. These increases more than offset a higher cost of retail deposits, the impact of low interest rates, the cost of new term funding and higher liquid asset balances in response to new regulatory requirements. Retail Banking net interest income also included £75m relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively.
     In terms of mortgage lending, the Group achieved an 18% share of the gross mortgage lending market in the UK in 2010, similar to 2009 and significantly ahead of our market share of mortgage stock of 14%. Lending was written at margins above stock margin and with a continued emphasis on lower loan-to-value segments. In total, net lending was £5.6bn.
     The growth of customer deposits benefited from a 22% increase in private banking deposits, and a 9% increase in personal bank account liability balances, as well as a good performance in core savings underpinned by a strong tax year and “loyalty” offers.

Business and Financial Review
Business Review — Summary continued
>	Corporate Banking net interest income of £191m increased by £9m from £182m in 2009. The increase was primarily driven by growth in customer loans and deposits to the UK SME market through our network of 25 Corporate Business Centres (SME lending balances increased by 26% and total deposit balances increased by 14%). Net interest margins on loans continued to improve during 2010 as market pricing better reflected incremental higher funding and liquidity costs applied to the business unit.
     This was in part offset by a reduced contribution of £20m from the non-core portfolio as Corporate Banking continued to reduce balances of the non-core assets.
>	Global Banking & Markets net interest income of £6m decreased by £1m from £7m in 2009. The decrease was due to increased funding costs offsetting customer asset growth.

>	Group Infrastructure net interest income of £479m increased by £96m from £383m in 2009. The income reflected the benefit of higher historic medium-term interest rates being earned on capital, and the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business.
     This was partially offset by a decrease in net interest income from the James Hay business which was sold in March 2010. In addition, net interest income from the run-down Treasury asset portfolio decreased due to the continued de-leveraging process, with balances reduced by 46% in the year, to £5.1bn at the year end.
2009 compared to 2008
Net interest income of £3,412m increased by £1,640m from £1,772m in 2009. Of the total increase, £840m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. By segment, the movements were:
>	Retail Banking net interest income of £2,840m increased by £1,234m from £1,606m in 2008. Of the total increase, £690m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of £544m was largely driven by balanced growth in customer lending and deposits across a mix of products combined with effective margin management, as well as a 17% growth in bank account liability balances and hedging strategies which helped to offset the impact of lower interest rates.
     In terms of lending, unsecured lending balances continued to decline, but were more than offset by net mortgage lending of £7.6bn in 2009. The increase in mortgage lending resulted in the Group taking an 18% share of the gross mortgage lending market in the UK in 2009, with new lending written at margins above the existing loan stock margin and with an emphasis on lower Loan-to-Value segments.
     In addition, income from existing mortgage balances increased as more customers reverted to standard variable rate mortgages, and margins improved in both the mortgage and unsecured loan portfolios in the low interest rate environment which more than offset the cost of new deposits.
>	Corporate Banking net interest income of £182m increased by £185m from (£3m) in 2008. Of the total increase, £88m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of £97m reflected in part the sale of the Porterbrook businesses early in December 2008 (net interest income in 2008 included interest expense of £76m incurred by the Porterbrook businesses, whereas its associated leasing income was classified as non-interest income).
     In addition, 2009 reflected some benefit from higher asset margins as new business lending and pricing was altered to reflect the market environment in terms of increased funding costs. Net interest income also improved as a result of robust growth of both assets and liabilities. However, this was partly offset by the adverse impact of changes to transfer pricing arrangements to reflect higher costs of new term funding and liquid asset balances.
>	Global Banking & Markets net interest income of £7m increased by £5m from £2m in 2008. Net interest income increased by £6m as a result of the inclusion of the net interest income in 2009 of Alliance & Leicester. However, this was partially offset by a reduction in loan balances during the year.

>	Group Infrastructure net interest income of £383m increased by £216m from £167m in 2008. Of the total increase, £56m represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of £160m reflected the benefit of higher historic medium-term interest rates being earned on capital, and the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business.

Business and Financial Review
Business Review — Summary continued
Non-interest income

	2010	2009	2008
	£m	£m	£m

Retail Banking	596	689	611
Corporate Banking	194	202	249
Global Banking & Markets	412	382	326
Group Infrastructure	18	11	46

	1,220	1,284	1,232

2010 compared to 2009
Non-interest income of £1,220m decreased by £64m from £1,284m in 2009. By segment, the movements were:
>	Retail Banking non-interest income of £596m decreased by £93m from £689m in 2009. The decrease was largely due to lower investment fees as a result of the mix of sales shifting away from structured investment products towards managed funds (which will yield a trail income in future periods rather than an upfront commission).
     In addition, unsecured lending-related fees reduced, driven by lower volumes (which decreased by 20%), while mortgage fees were adversely affected by lower redemption volumes in line with the market and banking fees were affected by the introduction of the Santander Zero account.
     Retail Banking non-interest income included £8m relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively.
>	Corporate Banking non-interest income of £194m decreased by £8m from £202m in 2009. Asset growth in the core business and strong sales of Global Banking & Markets products resulted in higher fees. However, this was more than offset by lower fees in non-core businesses as Corporate Banking continued to reduce balances in the non-core portfolio.

>	Global Banking & Markets non-interest income of £412m increased by £30m from £382m in 2009, reflecting the strong development of underlying customer revenue streams and a number of non-recurring releases of fair value adjustments following the successful de-risking of underlying positions. These benefits were partly offset by a less favourable trading environment resulting from lower spread volatility.

>	Group Infrastructure non-interest income of £18m increased by £7m from £11m in 2009. The increase reflected non-recurring gains reported in 2010. These gains included a profit of £87m on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group, and the profit on disposal of certain businesses in the period of approximately £39m, including James Hay.
     This was largely offset by hedge ineffectiveness in 2010. In 2009, mark-to-market gains that arose in 2008 reversed but credit spreads did not change significantly, resulting in the recognition of losses. In addition, 2009 included certain one-off benefits not repeated in 2010 (including profits earned on the buy-back of securitisation debt in 2009) and higher losses on disposals of assets in the Treasury asset portfolio which is being run down.
     In addition, there was a decrease in non interest income from the James Hay business which was sold in March 2010.
2009 compared to 2008
Non-interest income of £1,284m increased by £52m from £1,232m in 2008. The inclusion of the non-interest income in 2009 of Alliance & Leicester resulted in an increase of £413m. By segment, the movements were:
>	Retail Banking non-interest income of £689m increased by £78m from £611m in 2008. Of the total increase, £174m represented the inclusion of the non-interest income in 2009 of Alliance & Leicester. The remaining decrease of £96m was largely due to lower fees on unsecured lending products, as part of our stated strategy to reduce unsecured lending exposures, as well as lower fees from current accounts due to repricing.
     In addition, mortgage fees were adversely impacted by a reduction in the volume of mortgage redemptions given decreased activity in the market as a result of declining house prices and lower levels of supply.
>	Corporate Banking non-interest income of £202m decreased by £47m from £249m in 2008. Non-interest income increased by £161m as a result of the inclusion of the non-interest income in 2009 of Alliance & Leicester. However, this was more than offset by a decrease of £265m reflecting the inclusion in non-interest income in 2008 of the leasing income relating to the Porterbrook businesses which were sold early in December 2008.
     In addition, new business lending generated increases in both fees and cross-selling of Global Banking & Markets products.

Business and Financial Review
Business Review — Summary continued
>	Global Banking & Markets non-interest income of £382m increased by £56m from £326m in 2008. Non-interest income increased by £1m as a result of the inclusion of the non-interest income of Alliance & Leicester. The remaining increase of £55m reflected strong performances in the equity business (linked to sales of retail products through the branch network) and short term markets business, which benefited from a favourable trading environment available from wider spreads in an illiquid market.

>	Group Infrastructure non-interest income of £11m decreased by £35m from non interest income of £46m in 2008. Alliance & Leicester contributed £77m of non-interest income in 2009. The remaining decrease of £112m in the year reflected mark-to-market losses and lower gains in 2009 on the buy-back of debt securities compared to 2008.
     Substantial mark-to-market gains arose in the second half of 2008 from movements in interest rates, which were more than offset by losses due to widening asset spreads. In 2009, the mark-to-market gains reversed, but the credit spreads did not change significantly, resulting in the recognition of losses. In addition, 2008 included the profit on disposal of the Porterbrook business not repeated in 2009.
Administrative expenses

	2010	2009	2008
	£m	£m	£m

Retail Banking	1,473	1,533	1,151
Corporate Banking	144	168	45
Global Banking & Markets	128	101	104
Group Infrastructure	48	46	43

	1,793	1,848	1,343

2010 compared to 2009
Administrative expenses of £1,793m decreased by £55m from £1,848m in 2009. By segment, the movements were:
>	Retail Banking administrative expenses of £1,473m decreased by £60m from £1,533m in 2009. The decrease was largely due to the removal of duplication across back office and support functions due to the integration of Alliance & Leicester and the Bradford & Bingley savings business. Within this framework, the synergy benefits realised have been re-invested to fund growth initiatives across the Group, including the ongoing recruitment in Retail Banking operations to support business growth and improve customer service. Retail Banking administrative expenses included £35m of expenses relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively.

>	Corporate Banking administrative expenses of £144m decreased by £24m from £168m in 2009. The decrease was due to operational efficiencies arising from the integration of Alliance & Leicester, partially offset by investment in the Corporate Business Centre network. The investment included hiring an additional 136 staff over the last twelve months and an increase of 70% in the floor space of the Corporate Business Centre network.

>	Global Banking & Markets administrative expenses of £128m increased by £27m from £101m in 2009, reflecting ongoing investment in growth initiatives relating to new products, markets and customer segments. There was a 38% increase in headcount across the customer transaction businesses including the new Gilt Edge Market Making desk.

>	Group Infrastructure administrative expenses of £48m increased by £2m from £46m in 2009, reflecting non-recurring expenditure relating to the rebranding of Abbey and the Bradford & Bingley savings business as Santander in January 2010. In addition, higher expenses resulted from the process of transferring the business of Alliance & Leicester plc to Santander UK plc under Part VII of the Financial Services and Markets Act 2000 in May 2010. However, these additional expenses were partially offset by savings due to the sale of the James Hay business in March 2010.

Business and Financial Review
Business Review — Summary continued
2009 compared to 2008
Administrative expenses of £1,848m increased by £505m from £1,343m in 2008. Of the total increase, £501m represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester. By segment, the movements were:
>	Retail Banking administrative expenses of £1,533m increased by £382m from £1,151m in 2008. Of the total increase, £373m represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester. A further £61m of the increase was due to expenses related to the Bradford & Bingley savings business since its acquisition in September 2008. The remaining administrative expenses decrease was largely due to the removal of duplications across back office and support functions due to the integration of Alliance & Leicester and the Bradford & Bingley savings business.

>	Corporate Banking administrative expenses of £168m increased by £123m from £45m in 2008. Of the total increase, £128m represented the inclusion of the administrative expenses in 2009 of Alliance & Leicester. The remaining decrease of £5m was due to operational efficiencies arising from the integration of Alliance & Leicester and the sale of the Porterbrook business.

>	Global Banking & Markets administrative expenses of £101m were slightly lower than £104m in 2008, reflecting strong expense management while increasing income.

>	Group Infrastructure administrative expenses of £46m increased by £3m from £43m in 2008, reflecting a slight increase in central costs following the Transfer of Alliance & Leicester and the acquisition of the Bradford & Bingley savings business.
Depreciation and amortisation

	2010	2009	2008
	£m	£m	£m

Retail Banking	201	170	82
Corporate Banking	72	87	117
Global Banking & Markets	2	3	3

	275	260	202

2010 compared to 2009
Depreciation and amortisation of £275m increased by £15m from £260m in 2009. By segment, the movements were:
>	Retail Banking depreciation and amortisation of £201m increased by £31m from £170m in 2009. The increase resulted from the continued investment in IT systems in Santander UK in 2009 and 2010 and the integration of Alliance & Leicester and the Bradford & Bingley savings business.

>	Corporate Banking depreciation and amortisation of £72m decreased by £15m from £87m in 2009. The decrease reflected lower operating lease depreciation due to lower balances in the non-core portfolio following the continued de-leveraging process.

>	Global Banking & Markets depreciation and amortisation of £2m was broadly flat compared with 2009.
2009 compared to 2008
Depreciation and amortisation of £260m increased by £58m from £202m in 2008. Of the total increase, £122m represented the inclusion of the depreciation and amortisation in 2009 of Alliance & Leicester. By segment, the movements were:
>	Retail Banking depreciation and amortisation of £170m increased by £88m from £82m in 2008. Of the total increase, £35m represented the inclusion of the depreciation and amortisation in 2009 of Alliance & Leicester. The remaining increase of £53m was largely driven by a full year of depreciation of, and further investment in, our IT platform Partenon and increased depreciation costs as a result of growing our lending to SMEs.

>	Corporate Banking depreciation and amortisation of £87m decreased by £30m from £117m in 2008. Alliance & Leicester contributed £87m in 2009. The remaining decrease reflected the sale of the Porterbrook businesses which had contributed depreciation expense of £117m in 2008.

>	Global Banking & Markets depreciation and amortisation of £3m was unchanged from £3m in 2008.

Business and Financial Review
Business Review — Summary continued
Impairment losses on loans and advances

	2010	2009	2008
	£m	£m	£m

Retail Banking	615	714	309
Corporate Banking	97	31	(6)
Group Infrastructure	—	97	45

	712	842	348

2010 compared to 2009
Impairment losses on loans and advances of £712m decreased by £130m from £842m in 2009. By segment, the movements were:
>	Retail Banking impairment losses on loans and advances of £615m decreased by £99m from £714m in 2009, with the most significant reduction relating to mortgages. This improving performance in difficult economic conditions has been delivered as a result of a high quality mortgage book, effective collection handling and reductions in arrears levels, particularly in the second half of 2010.
     Similarly, performance across the unsecured portfolios improved during the year. However, the commercial mortgages book demonstrated some stress from adverse market conditions with the charge for the year increasing to £63m (2009: £31m). Retail Banking impairment losses on loans and advances included £33m relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively.
>	Corporate Banking impairment losses on loans and advances of £97m increased by £66m from £31m in 2009. The increase reflected growth and maturity in asset balances over the last two years and some deterioration arising from market conditions. The non-core Corporate Banking portfolios continued to perform in line with our original expectations, with existing impairment loss allowances expected to be sufficient to cover losses inherent in the portfolios.

>	Group Infrastructure impairment losses on loans and advances decreased to £nil from £97m in 2009. The overall loss of £nil in 2010 was due to losses and recoveries on disposals of assets in the Treasury asset portfolio offsetting each other whereas in 2009 there were overall losses on disposal.
2009 compared to 2008
Impairment losses on loans and advances of £842m increased by £494m from £348m in 2008. Of the total increase, £195m represented the inclusion of the Impairment losses on loans and advances in 2009 of Alliance & Leicester. By segment, the movements were:
>	Retail Banking impairment losses on loans and advances of £714m increased by £405m from £309m in 2008. Of the total increase, £94m represented the inclusion of Alliance & Leicester’s impairment losses in 2009. The remaining increase of £311m was distributed across all products with the largest increase relating to mortgages, as the impact of falling house prices and the lagging effect of unemployment, as expected, started to emerge. Most of the impact came through in the first half of the year, with the second half performance stabilising and in some areas improving.
     With respect to mortgages, the second half of the year saw a slower rate of growth in arrears, with fewer losses than observed earlier in the year, in part as a result of collection activities and mitigating actions taken, but also due to the low interest rate environment and the slight upturn in house prices. A strong mortgage coverage ratio of close to 20% was preserved.
>	Corporate Banking impairment losses on loans and advances of £31m increased by £37m from a £6m release in 2008. Of the total increase, £4m represented the inclusion of Alliance & Leicester’s impairment losses in 2009. The low level of impairment losses was a reflection of prudent lending criteria on the relatively immature growth businesses and portfolios (such as SME lending within Corporate Banking). It also reflected impairment loss allowances made on acquisition relating to the non-core portfolios (including aviation and shipping) to reflect expected losses in those portfolios as required under acquisition accounting. The remaining increase of £33m reflected the non-recurrence in 2009 of Corporate Banking impairment loss allowance releases in 2008 relating to non-core businesses and some deterioration arising from market conditions.

>	Group Infrastructure impairment losses on loans and advances of £97m increased by £52m from £45m in 2008. Alliance & Leicester contributed £97m in 2009 in respect of the Treasury asset portfolio. The remaining decrease of £45m principally relates to the non-recurrence in 2009 of other impairment loss charges incurred in 2008.

Business and Financial Review
Business Review — Summary continued
Non-performing loans

	2010		2009		2008
	£m		£m		£m

Total non-performing loans (‘NPLs’)	3,717		3,613		2,378
Total Group customer assets(1, 2)	202,090		190,067		183,345
Total impairment loss allowances	1,655		1,299		1,001

		%		%		%

NPLs as a % of customer assets	1.84		1.90		1.30
Coverage ratio(3)	44.53		35.95		42.09

Mortgages:
NPLs as a % of customer assets	1.41		1.52		0.97
Coverage ratio(3)	22.45		19.87		24.03

(1)	Accrued interest is excluded for purposes of these analyses.

(2)	Customer assets include social housing loans and finance leases, and exclude trading assets.

(3)	Impairment loss allowances as a percentage of NPLs.
2010 compared to 2009
In 2010, the value of non-performing loans increased slightly to £3,717m (2009: £3,613m) while non-performing loans as a percentage of customer assets reduced to 1.84% (2009: 1.90%). Mortgage and unsecured non-performing loans have reduced by £113m relative to 2009 (this included £84m of additional non-performing loans resulting from the acquisition of the Santander Cards and Santander Consumer businesses in October and November 2010, respectively). This was offset by an increase in corporate non-performing loans due to the deterioration of the economic conditions in this market. The mortgage NPL ratio of 1.41% is considerably below the industry average.
     The overall coverage ratio increased to 44.53% from 35.95% (of this increase 6.1% was generated from the Santander Cards and Santander Consumer businesses acquired in 2010), reflecting our conservative stance, given unpredictability of future market conditions. Secured coverage remained strong at 22%, reflecting the point in the economic cycle. Combined with conservative risk appetite of new business and stock LTV, we believe that the business is well positioned to absorb adverse impacts from any further negative market movements.
2009 compared to 2008
In 2009, the value of non-performing loans increased to £3,613m from £2,378m in 2008 and non-performing loans as a percentage of customer assets increased to 1.90% (2008: 1.30%). The non-performing loan ratio increased due to rising secured (residential and commercial properties) and corporate arrears reflecting continued market deterioration. However, the retail unsecured arrears decreased by £137m, in part due to de-leveraging of this portfolio.
     The overall coverage ratio decreased from 42.09% to 35.95%, impacted by the mix of the non-performing assets due to the increase in the secured mortgage component, which has a lower impairment loss allowance requirement because of inherent security.
Provisions for other liabilities and charges

	2010	2009	2008
	£m	£m	£m

Retail Banking	129	56	17

	129	56	17

2010 compared to 2009
Provisions for other liabilities and charges in Retail Banking of £129m increased by £73m, from £56m in 2009, principally reflecting ongoing restructuring costs in relation to the integration of Alliance & Leicester, and customer remediation administration costs and payments in respect of settlement of certain claims.
2009 compared to 2008
Provisions for other liabilities and charges in Retail Banking of £56m increased by £39m from £17m in 2008, principally representing redundancy costs relating to the integration of Alliance & Leicester and the Bradford & Bingley savings business.

Business and Financial Review
Business Review — Summary continued
Taxation
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	2010	2009	2008
	£m	£m	£m

Profit before tax	2,125	1,690	1,094

Tax calculated at a tax rate of 28% (2009: 28%, 2008: 28.5%)	595	473	310
Non taxable gain on sale of subsidiary undertakings	(11)	(5)	(11)
Non deductible preference dividends paid	8	8	8
Non taxable gain on revaluation of investment in Santander Consumer (UK) plc	(24)	—	—
Effect of non-allowable impairment losses, provisions and other non-equalised items	—	51	19
Non-taxable dividend income	—	(4)	(5)
Effect of non-UK profits and losses	(6)	(8)	(8)
Utilisation of capital losses for which credit not previously recognised	—	(3)	—
Effect of change in tax rate on deferred tax provision	11	—	—
Adjustment to prior year provisions	(31)	(67)	(38)

Tax expense	542	445	275

Effective tax rate	25.5%	26.3%	25.1%

2010 compared to 2009
The effective tax rate for 2010, based on profit before tax was 25.5% (2009: 26.3%, 2008: 25.1%). The effective tax rate differed from the UK corporation tax rate of 28% (2009: 28%) principally because of the non-taxable profit of £87m that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group, adjustment to prior year provisions, non-taxable gains on sales of subsidiary undertakings, and the reduction in deferred tax asset as a result of the change in the tax rate.
2009 compared to 2008
The effective tax rate for 2009 was 26.3% (2008: 25.1%). The effective tax rate differed from the UK corporation tax rate of 28% (2008: 28.5%) principally because of the effect on non-allowable impairment losses, provisions and other non-equalised items, the benefit from adjustment to prior year provisions, and the effects of non-UK profits and losses arising principally in Jersey and the Isle of Man.
Capital
Discussion and analysis of the Core Tier 1 capital ratio, the Tier 1 capital ratio and risk-weighted assets is set out in the “Balance Sheet Business Review — Capital management and resources” on pages 59 to 61.

Business and Financial Review
Business Review — Summary continued
Adjustments between the statutory basis and the trading basis
Santander UK’s Board reviews discrete financial information for each of its reporting segments that includes measures of operating results, assets and liabilities which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
The adjustments consist of:

>	Alliance & Leicester pre-acquisition trading basis results — Following the transfer of Alliance & Leicester plc to the Company in January 2009, the statutory results for the years ended 31 December 2010 and 2009 include the results of the Alliance & Leicester business, whereas the statutory results for the year ended 31 December 2008 do not. In order to enhance the comparability of the results for the three periods, management reviews the 2008 results including the pre-acquisition results of the Alliance & Leicester business for that period.

>	Reorganisation and other costs — These comprise implementation costs in relation to strategic change and cost reduction projects, including integration-related expenses, certain impairment losses taken centrally, as well as costs in respect of customer remediation. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

>	Depreciation of operating lease assets — The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income.

>	Profit on part sale and revaluation of subsidiaries — These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2010, the profit that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group was excluded from the trading results. In addition, profits on the sale of James Hay and certain other businesses were excluded. In 2009 there were no such profits. In 2008, the profit on the sale of the Porterbrook businesses was excluded from the trading results.

>	Hedging and other variances — The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

>	Capital and other charges — These principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess the effectiveness of capital investments.
For a detailed explanation of these items, see “Other Material Items” in the Business and Financial Review.
     In Note 2 to the Consolidated Financial Statements that reconciles the segment measures to the consolidated totals, the Group totals the income statement line items for individual segments as part of the reconciliation required under IFRS 8, such as trading profit before tax. These total segment measures are also presented and discussed as part of the supplementary summary of the results in the ‘Business Review — Divisional results’ section that follows. Outside the reconciliation required by IFRS 8 in Note 2 to the Consolidated Financial Statements, these totals are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.

Business and Financial Review
Business Review — Key Performance Indicators
Key performance indicators relevant to the Group during the years ended, and at, 31 December 2010, 2009 and 2008 are set out below. This information describes the key measures used by management in assessing the success of the business against its strategies and objectives.
     The management objectives set forth below are subject to significant change and uncertainties including as described in “Shareholder Information — Risk Factors” and may not be achieved. In particular, macro-economic factors such as UK unemployment and property values, and regulatory changes are outside of management’s control, and could prevent achievement of these objectives.

Key performance indicator	Note	2010	2009	2008

Trading income	1	£4,870m	£4,658m	£3,894m
Trading cost:income ratio	2	41%	42%	50%
Profit for the year	3	£1,583m	£1,245m	£819m
Commercial Banking margin	4	1.91%	1.76%	1.33%
Total number of employees	5	19,848	19,483	22,669
Market share of mortgage stock	6	13.88%	13.50%	12.90%
Loan-to-deposit ratio	7	123%	126%	136%
Loan-to-value ratio of mortgage stock (indexed)	8	51%	52%	51%
Risk-weighted assets (1)	9	£73,563m	£67,438m	£63,425m

(1)	In accordance with the requirements of the UK Financial Services Authority, this included 35.6% of Alliance & Leicester plc’s risk weighted assets at 31 December 2008, reflecting Santander UK’s ownership of that percentage of Alliance & Leicester plc’s ordinary share capital on that date, as described in Business Overview — Summary history.
1.	Trading income

Trading income comprises net interest income and non-interest income of Santander UK’s businesses on a trading basis. Discussion and analysis of this data is set out in the “Business Review — Divisional results” on pages 25 to 38.
     Management reviews trading income in order to assess the Group’s effectiveness in obtaining new customers and business. Management’s target for trading income has historically been growth of between 5% and 10% per annum. Trading revenue growth in 2010 compared with 2009 was just under 5%, and in 2009 compared with 2008 was 20%. Performance has been adversely impacted by the prolonged low interest rate environment, cost of medium term funding and cost of higher liquidity holdings as a result of new regulatory requirements. This impact is expected to increase in future periods resulting in slower revenue growth relative to recent trends.
2.	Trading cost:income ratio

Trading cost:income ratio is defined as trading expenses divided by trading income. Discussion and analysis of trading income and expenses for each business division is set out in the “Business Review — Divisional results” on pages 25 to 38.
     Management reviews the trading cost:income ratio in order to measure the operating efficiency of the Group. Management’s target for the trading cost:income ratio is to achieve sustained improvements from the level of 50% (including the impact of Alliance & Leicester) achieved in 2008. In 2009 and 2010, this target was met and the cost:income ratio decreased to 42% and 41% respectively. Management expects to maintain the cost:income ratio at similar levels, although the recently acquired Santander Cards and Santander Consumer businesses are expected to initially increase this ratio, as is the adverse impact of increased regulatory liquid asset balances on revenue performance.
3.	Profit for the year

Profit for the year is the statutory consolidated profit after tax for the year. Discussion and analysis of this data is set out in the Group Summary in the “Business Review — Summary” on pages 11 to 21.
     Management reviews the profit for the year in order to monitor the effectiveness of the Group’s strategy and to increase the strength of its capital base and its capacity to pay dividends. Management’s target for the profit for the year is to achieve sustained growth over the previous year, and this was achieved in 2010, 2009 and 2008.

Business and Financial Review
Business Review — Key Performance Indicators continued
In order to ensure that targets related to the above three key performance indicators were met, management also evaluated other measures which are set out below as critical drivers towards achieving the three key performance indicators above on a sustainable basis.
4.	Commercial Banking margin

Commercial Banking margin is defined as the trading net interest income (adjusted to remove net interest income from the run-down Treasury asset portfolio) over average commercial assets (mortgages, unsecured personal loans, corporate loans and overdrafts). Discussion and analysis of this data is set out in the “Business Review — Divisional results” on pages 25 to 38.
     Management reviews the Commercial Banking margin in order to assess the economic sustainability of its commercial banking products and operations. Management’s target for the Commercial Banking margin is to ensure that it is appropriate for the current market conditions and profit targets. This target was met in 2010, 2009 and 2008 given the improvements in the margin and strong reported profit growth, despite margins in the second half of 2010 being negatively impacted by the increased cost of holding higher liquid asset balances in response to new regulatory requirements, which is expected to continue in 2011.
5.	Total number of employees

Total number of employees is measured at the year-end and calculated on a full-time equivalent basis. As part of the planning process, headcount targets are set for each division and reviewed on a monthly basis. Further information about employees on a segmental basis is contained in Note 2 to the Consolidated Financial Statements.
     Management reviews the total number of employees in order to support the continuing overall control of the Group’s cost base and the trading cost:income ratio. Management’s targets for the total number of employees are to ensure that staffing levels are optimal for the nature and size of the Group’s business.
     In 2010, headcount was increased by 365 full-time equivalents, principally as a result of the investment in Retail Banking operations to support business growth and improve customer service together with the acquisition of the Santander Cards and Santander Consumer businesses in October and November 2010. This growth was partially offset by further headcount reductions from removing duplicated back office and support functions following the transfer of Alliance & Leicester plc, the acquisition of the Bradford & Bingley savings business and the sale of James Hay in March 2010. In 2009, headcount was reduced by 3,186 full-time equivalents in line with our stated intentions to remove duplicated back office and support functions following the transfer of Alliance & Leicester plc and the acquisition of the Bradford & Bingley savings business.
6.	Market share of mortgage stock

Market share of mortgage stock represents the book value of the Group’s mortgage assets as a percentage of the total book value of mortgages in the UK market, and is measured at the year-end. Market share of mortgage stock is calculated by reference to data on the size of the UK mortgage market produced by the Bank of England. Discussion and analysis of this data is set out in the “Business Review — Divisional results” on pages 25 to 38.
     Management reviews market share of mortgage stock as one of the measures to assess the Group’s effectiveness in obtaining new customers. Management’s target for market share of mortgage stock in 2008 was to maintain the Group’s historical market share of mortgage stock of approximately 10%, subject to earning an appropriate margin. Following the transfer of Alliance & Leicester plc to the Group in 2009, the Group’s target for market share of mortgage stock was updated to 15% over the medium term, to reflect the Group’s combined market share (approximately 13% at 31 December 2009). In 2010 and 2009, market share increased by 0.38% and 0.6%, respectively, driven by profitable new business acquisition and successful retention strategies.
7.	Loan-to-deposit ratio

Management places a significant emphasis on the loan-to-deposit ratio as part of its focus on maintaining a sustainable funding model. The loan-to-deposit ratio represents the book value of the Group’s commercial assets (i.e. retail and corporate assets) divided by its commercial liabilities (i.e. retail and corporate deposits) and shareholders’ equity, and is measured at the year-end. Discussion and analysis of the loan-to-deposit ratio is set out in the Chief Executive Officer’s Review on page 2 and in the Directors’ Report on page 138.
     Management reviews the loan-to-deposit ratio in order to assess the Group’s ability to fund its commercial operations with commercial borrowings, reducing reliance on sourcing funding from the wholesale markets while improving its customer product holdings. Management’s target for the Loan-to-Deposit ratio is sustained improvements in future years subject to competitive conditions. During 2010 and 2009, Santander UK continued to achieve strong commercial net lending growth which was more than matched by a larger increase in net deposit flows, resulting in further improvements in our Loan-to-Deposit ratio to 123% (2009: 126%, 2008: 136%).

Business and Financial Review
Business Review — Key Performance Indicators
8.	Loan-to-value (‘LTV’) ratio on mortgage stock (indexed)

As a result of the difficult economic environment, management placed a significant emphasis on the LTV ratio on mortgage stock in order to ensure that the profit target be achieved. The LTV ratio is calculated as the book value of the Group’s residential mortgages as a percentage of the estimated current market value of the properties against which the mortgages are secured. The current market value is estimated from house price indices by adjusting the value of the property at the time of the origination of the mortgage for changes in house prices from that date to the balance sheet date. The LTV ratio is a measure of the estimated current level of security that the Group possesses on its mortgage loans.
     Management reviews the LTV ratio in order to assess the Group’s potential resilience to future declines in property prices. Management’s target for the LTV ratio is, subject to market conditions, to sustain a LTV ratio of less than 60%. During 2010 and 2009, the Group has continued to focus on the quality of new lending based on affordability and lower LTV segments.
     The average LTV on stock value at 31 December 2010 of 51% was slightly lower than at the end of the previous year (2009: 52%) due to the continuing focus on managing the portfolio in line with Santander UK’s risk appetite. The average LTV on mortgage stock at 31 December 2009 was slightly higher than at the end of 2008 at 52% (2008: 51%), due to the effects of falling house prices more than offsetting lower LTVs on new business.
9.	Risk-weighted assets

Risk-weighted assets are a measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the UK Financial Services Authority. In accordance with those requirements, risk-weighted assets at 31 December 2008 included 35.6% of Alliance & Leicester plc’s risk weighted assets at that date, reflecting Santander UK’s ownership of that percentage of Alliance & Leicester plc’s ordinary share capital on that date.
     Management reviews risk-weighted assets in order to determine how the regulatory capital of the Group is being utilised, and to understand the risk-adjusted trends of the Group’s assets. Management’s target for risk-weighted assets is for modest growth consistent with maintaining a strong Tier 1 ratio.
     At 31 December 2010, risk-weighted assets of £73,563m increased by 9.1% from 31 December 2009. In 2010, although core business volumes increased, these increases were offset by de-leveraging of certain non-core portfolios. There was an additional increase in risk weighted assets due to the acquisition of the Santander Cards and Santander Consumer businesses. At 31 December 2009, risk-weighted assets of £67,438m increased by 6.3% from 31 December 2008. Although core business volumes increased, the increases were offset by de-leveraging of certain non-core portfolios and enhancements to retail IRB models.

Business and Financial Review
Business Review — Divisional Results
This section contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment within the business, together with reconciliations from the trading basis to the statutory basis. Additional information is provided on the adjustments between the trading basis and the statutory basis in the “Business Review — Other Material Items”.
Trading profit before tax by segment

	Retail	Corporate	Global Banking	Group
	Banking	Banking	& Markets	Infrastructure	Total
31 December 2010	£m	£m	£m	£m	£m

Net interest income	3,237	212	6	302	3,757
Non-interest income	627	129	412	(55)	1,113

Total trading income	3,864	341	418	247	4,870
Total trading expenses	(1,649)	(151)	(130)	(48)	(1,978)
Impairment losses on loans and advances	(615)	(97)	—	(40)	(752)
Provisions for other liabilities and charges	1	—	—	—	1

Trading profit before tax	1,601	93	288	159	2,141
Adjust for:
- Reorganisation and other costs	(155)	—	—	40	(115)
- Profit on part sale and revaluation of subsidiaries	—	—	—	126	126
- Hedging and other variances	(31)	—	—	4	(27)
- Capital and other charges	(99)	(21)	—	120	-

Profit before tax	1,316	72	288	449	2,125

	Retail	Corporate	Global Banking	Group
	Banking	Banking	& Markets	Infrastructure	Total
31 December 2009	£m	£m	£m	£m	£m

Net interest income	2,886	212	7	236	3,341
Non-interest income	720	128	382	87	1,317

Total trading income	3,606	340	389	323	4,658
Total trading expenses	(1,613)	(181)	(104)	(46)	(1,944)
Impairment losses on loans and advances	(714)	(31)	—	(57)	(802)

Trading profit before tax	1,279	128	285	220	1,912
Adjust for:
- Reorganisation and other costs	(146)	—	—	(40)	(186)
- Hedging and other variances	(17)	—	—	(19)	(36)
- Capital and other charges	(60)	(30)	—	90	—

Profit before tax	1,056	98	285	251	1,690

	Retail	Corporate	Global Banking	Group
	Banking	Banking	& Markets	Infrastructure	Total
31 December 2008	£m	£m	£m	£m	£m

Net interest income/(expense)	2,253	149	11	(24)	2,389
Non-interest income	848	240	327	90	1,505

Total trading income	3,101	389	338	66	3,894
Total trading expenses	(1,551)	(239)	(107)	(43)	(1,940)
Impairment losses on loans and advances	(442)	(44)	—	(3)	(489)

Trading profit before tax	1,108	106	231	20	1,465
Adjust for:
- A&L pre-acquisition trading basis results	(254)	(2)	(10)	102	(164)
- Reorganisation and other costs	(121)	—	—	(42)	(163)
- Profit on part sale and revaluation of subsidiaries	—	—	—	40	40
- Hedging and other variances	(8)	—	—	(76)	(84)
- Capital and other charges	(67)	(14)	—	81	—

Profit before tax	658	90	221	125	1,094

2010 compared to 2009
Trading profit before tax of £2,141m increased by £229m on the previous year (2009: £1,912m), driven by strong income growth and reduced impairment losses.
>	Retail Banking trading profit before tax increased by £322m to £1,601m (2009: £1,279m) driven by a strong increase in trading income and reduced impairment losses, with the most significant reduction in impairment losses relating to mortgages. Trading income benefited from balanced growth in customer lending and deposits, combined with effective margin management. In addition, more customers reverted to standard variable rate mortgages, and margins on new business improved in both the mortgage and unsecured loan portfolios in the low interest rate environment. This more than offset the higher cost of retail deposits, the impact of low interest rates, the cost of new term funding and higher costs of liquidity under the UK’s new liquidity regime.

Business and Financial Review
Business Review — Divisional Results continued
These positive income trends were partly offset by lower investment fees combined with lower volume-driven fees on unsecured lending products and mortgage redemptions, and lower banking fees due to the introduction of the Santander Zero account. Retail Banking trading profit before tax includes £14m relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010 respectively.

>	Corporate Banking trading profit before tax decreased by £35m to £93m (2009: £128m). This movement was due to higher impairment losses reflecting the growth and maturity in asset balances over the last two years and some deterioration arising from market conditions, partially offset by lower operating expenses benefiting from integration synergies. Trading income was flat, largely due to the reduction in the non-core portfolio which resulted in income £30m lower than the prior year. This was offset by growth in lending balances to SMEs, and deposits from core corporate customers.

>	Global Banking & Markets trading profit before tax increased by £3m to £288m (2009: £285m). Trading income increased, reflecting the strong development of underlying customer revenue streams and a number of non-recurring releases of fair value adjustments following the successful de-risking of underlying positions. These benefits were partly offset by a less favourable trading environment resulting from lower spread volatility. Trading expenses reflected ongoing investment in growth initiatives relating to new products, markets and customer segments.

>	Group Infrastructure trading profit before tax decreased by £61m to £159m (2009: £220m). This movement reflected the sale of James Hay in March 2010, and less income earned on the run-down Treasury asset portfolio due to the continued de-leveraging process, with balances reduced by 46% in the year. In addition, certain one-off benefits in 2009 were not repeated in 2010, including profits earned on the buy-back of securitisation debt in 2009. This was offset by the benefit of higher historic medium-term interest rates being earned on capital, and the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business.
2009 compared to 2008
Trading profit before tax of £1,912m increased by £447m on the previous year (2008: £1,465m), driven by strong income growth which exceeded the increase in impairment losses, as well as continued cost control. Trading expenses showed a small increase, due to the inclusion of £98m of Bradford & Bingley savings business related costs following its acquisition in September 2008, which was partially offset by a reduction in other trading expenses resulting from integration benefits from Alliance & Leicester. Santander UK remains on track to deliver targeted cost savings of £180m by 2011.
>	Retail Banking trading profit before tax increased by £171m to £1,279m (2008: £1,108m) driven by a strong increase in trading income, partly offset by higher trading expenses and impairment losses. Trading income benefited from a significant improvement in mortgage margins both in terms of new lending and retention of existing business, as well as increased retention levels on standard variable rate and other longer term products. In addition, the Retail Banking business delivered strong growth in customer deposits, together with effective management of deposit margins in a low interest rate environment. There was also a significant increase in bank account openings and investment product sales. These positive income trends were partly offset by lower fee income from current accounts, a reduction in the volume of mortgage redemptions and lower unsecured lending volumes. Trading expenses increased mainly due to the inclusion of a full year of Bradford & Bingley savings business related expenses. The increase in impairment losses was largely attributable to the residential mortgage and unsecured personal loans portfolios reflecting the impact of market conditions, albeit with mortgage arrears tracking better than expectations and significantly better than our UK peers.

>	Corporate Banking trading profit before tax increased by £22m to £128m (2008: £106m). This movement was due to lower operating expenses benefiting from integration synergies and lower impairment losses. Trading income benefitted from higher asset margins as well as robust growth of both assets and liabilities of the core business, albeit this was more than offset by a reduction of £29m caused by reduced balances in the non-core book and the significant increase in the cost of funding being incurred on both the core and non-core books.

>	Global Banking & Markets trading profit before tax increased by £54m to £285m (2008: £231m) due predominantly to strong income performances in the equity business (linked to sales of retail products through the branch network) and short term markets business, which benefited from a favourable trading environment available from wider spreads in an illiquid market.

>	Group Infrastructure trading profit before tax increased by £200m to £220m (2008: £20m) reflecting the benefit of higher historic medium-term interest rates being earned on capital and the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business.

Business and Financial Review
Business Review — Divisional Results continued
Business volumes
Business volumes are used by management to assess the sales performance of the Group, both absolutely and relative to its UK Retail Banking peer group, and to inform management of product trends in the market.
     Balances in the 2008 column in the table below reflect the transfer of Alliance & Leicester plc to the Company (‘the Transfer’), which was accounted for with effect from 10 October 2008. The business volumes for 2008 were unaffected by the transfer. However, in order to provide more meaningful and relevant comparatives between 2009 and 2008, Alliance & Leicester pre-acquisition business volumes for the year ended 31 December 2008 have been combined with Santander UK and presented together in the ‘Combined volumes 2008’ column. These measures are non-GAAP financial measures. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.
     In addition, information related to market share and bank account openings for 2008 have also been presented on a combined basis in the ‘Combined volumes 2008’ column.

					Combined volumes(2)
	2010		2009		2008(1)		2008

Mortgages:(3)
Gross mortgage lending in the year	£24.2	bn	£26.4	bn	£31.8	bn	£35.2	bn
Capital repayments in the year	£18.6	bn	£18.8	bn	£20.7	bn	£29.1	bn

Net mortgage lending in the year	£5.6	bn	£7.6	bn	£11.1	bn	£6.1	bn

Mortgage stock balance	£172.4	bn	£166.9	bn	£159.3	bn	—
Market share — gross mortgage lending(4)	18.0%		18.4%		12.4%		13.9%
Market share — capital repayments(4)	14.6%		14.3%		9.5%		13.7%
Market share — mortgage stock(4)	13.9%		13.5%		12.9%		—

Unsecured personal lending:
Gross unsecured personal lending in the year	£1.3	bn	£1.5	bn	£0.9	bn	£2.4	bn
Unsecured personal lending stock balance(5)	£4.0	bn	£5.0	bn	£6.3	bn	—

SME lending:
SME lending stock balance	£8.5	bn	£6.7	bn	£5.8	bn	—
Market share — SME lending stock balance	3.6%		2.7%		2.3%		—

Deposits and investments:
Customer deposits flows:
Net deposit flows in the year(6)	£9.6	bn	£14.9	bn	£9.5	bn	£12.6	bn
— Of which Retail Banking	£6.8	bn	£5.6	bn	£5.3	bn	£7.2	bn

Customer(6, 7) assets and deposits:
Customer asset stock balance (8)	£202.1	bn	£190.1	bn	£183.3	bn	—
Customer deposit stock balance(9)	£153.5	bn	£143.9	bn	£129.0	bn	—

Investment and pensions annual premium income(10)	£3.5	bn	£3.5	bn	£2.2	bn	£2.8	bn

Banking:
Bank account openings (000’s)	1,005		1,093		606		904
Market share — Bank account stock balance	9.1%		8.9%		8.5%		—

Credit card sales(8) (000’s)	773		387		395		475

(1)	Balances at 31 December 2008 reflect the transfer of Alliance & Leicester plc to the Company with effect from 10 October 2008. 2008 business volumes do not reflect the Transfer.

(2)	Includes Alliance & Leicester pre-acquisition business volumes for the year ended 31 December 2008 in order to provide more meaningful comparatives.

(3)	Includes Social Housing loans.

(4)	Mortgage market shares are estimated internally by reference to data on the size of the UK mortgage market produced by the Bank of England.

(5)	Includes UPLs, overdrafts and cahoot and excludes consumer finance and Santander Cards credit cards.

(6)	Comprises Retail Banking, Corporate Banking and Global Banking & Markets customer deposits.

(7)	Includes Bradford & Bingley savings business net deposit flows from its acquisition in September 2008.

(8)	Includes flows (from 1 November 2010) and stock (at 31 December 2010) for the Santander Cards and Santander Consumer businesses acquired in 2010.

(9)	Includes Bradford & Bingley deposits acquired in September 2008 and subsequent net inflows.

(10)	Annualised equivalent of monthly premiums generated from new business during the year.

Business and Financial Review
Business Review — Divisional Results continued
Mortgages
2010 compared to 2009
Gross mortgage lending was £24.2bn, representing an estimated market share of 18%, well ahead of our market share of mortgage stock of 13.9%. We continue to focus on the quality of new lending, based on affordability and lower LTV segments. The average LTV on new business completions in 2010 was 62% compared to 61% in 2009.
     Capital repayments of £18.6bn were broadly in line with 2009, with an estimated market share of capital repayments of 14.6%. This performance reflected a market backdrop of continued heightened competition in low LTV segments, demonstrating our effective retention strategies in key segments and was a strong performance relative to our share of gross lending.
     Net mortgage lending of £5.6bn was lower than for 2009 (£7.6bn), representing an estimated market share of 61.6%.
2009 compared to 2008
Gross mortgage lending was £26.4bn, representing a market share of 18.4%. Our mortgage performance remained strong against a backdrop of a much smaller re-mortgage market, in part, due to the decline in house prices. We continued to be driven by a competitive pricing strategy, targeting high quality new lending based on affordability and lower LTV segments with good margins. The average LTV on new business completions in 2009 was slightly lower at 61% (2008: 65%).
     Capital repayments were £18.8bn, considerably lower than the level of repayments in 2008, as more customers reverted to standard variable rate loans, as well as successful retention activity. Our estimated market share of capital repayments increased slightly to 14.3%.
     Net mortgage lending of £7.6bn represented a market share of 67.1% of mortgage lending in the UK during the year as the Group continued to be a consistent lender in difficult times.
Unsecured Personal Lending
2010 compared to 2009
Unsecured personal lending comprises unsecured personal loans, credit cards and overdrafts. Total gross unsecured personal lending in the year decreased by 13% to £1.3bn as a result of our ongoing focus on only lending to high quality customer segments. Credit cards and overdraft performance was broadly consistent year on year. The de-leveraging of the remaining unsecured personal loans book (i.e. excluding credit cards and overdrafts) resulted in a 19% reduction in the asset to £3.4bn.
2009 compared to 2008
Total gross unsecured personal lending in the year decreased to £1.5bn, representing a 38% decrease from 2008 (on a combined basis including Alliance & Leicester) following the same trend as the previous year, reflecting our continued cautious stance. The unsecured personal lending stock balance reduced 21% compared to 2008. Our continued focus on existing customers and decreased unsecured lending in line with our stated policy again contributed to higher margins on the overall portfolio.
SME Lending
2010 compared to 2009
SME lending balances were higher than at the end of 2009 driven by a strong performance via our 25 Corporate Business Centres and a broader product offering. We have continued to build on our growing SME franchise, with lending stock balances to this group totalling £8.5bn at 31 December 2010, up more than 26% compared to 31 December 2009, equating to an estimated 3.6% market share, and building on the momentum created in 2009.
2009 compared to 2008
SME lending was higher than the previous year driven by a strong performance via our 25 Corporate Business Centres. We have continued to build our presence in this key market, with lending to this group totalling £6.7bn up more than 16% compared to 31 December 2008.

Business and Financial Review
Business Review — Divisional Results continued
Deposits and Investments
2010 compared to 2009
Net deposit inflows of £9.6bn were achieved through a strong performance across all business units. Retail Banking delivered strong inflows, in increasingly competitive market conditions, and benefited from the alignment of product marketing and pricing strategies across the brands, a strong Individual Savings Accounts (‘ISA’) sales season. In addition, there was a 22% increase in private banking deposits and a 7% increase in bank account liabilities for Retail Banking customers. Corporate Banking flows were lower than in 2009, though still positive despite a difficult economic environment, and benefitted from longer term deposits being taken and an improvement in customer mix.
     Investment annual premium income was approximately 2% higher than in 2009, although the product mix changed from 85% structured products and 15% managed funds in 2009 to 47% structured products and 53% managed funds in 2010. Growth in sales was strong relative to a market which decreased in the same period.
2009 compared to 2008
Net deposit inflows of £14.9bn were underpinned by strong performances from the Retail and Corporate Banking businesses. Retail Banking inflows benefitted from the alignment of product marketing and pricing strategies across the brands, including the introduction of Abbey products, such as fixed rate bonds and Individual Savings Accounts, and promotional activity in Bradford & Bingley branches. Corporate Banking saw further growth in flows, driven by strong levels of investment as customers sought to invest with banks with strong credit ratings.
     Investment annual premium income of £3.5bn was up 25% in the year (on a combined basis including Alliance & Leicester) compared to a wider market decline estimated at 8% for the same period. This strong performance primarily reflected the ongoing attractiveness of offering capital guaranteed investment products as customers continue to seek lower risk alternatives, but has also been driven by increased coverage of specialist bancassurance advisors across the branch network.
Banking
2010 compared to 2009
More than 1 million bank accounts have been opened in each of the last two years, and almost 200,000 Zero Current Accounts (including upgrades) by the end of 2010. Strong Retail Banking personal bank account balance growth of approximately 9% was a result of not only the larger stock of accounts but also a focus on increasing the quality of account openings and more customers holding their primary customer account with us.
2009 compared to 2008
Current account openings in 2009 increased by 21%, to 1.1 million accounts, which exceeded our target of 1 million new current accounts.
Credit Card sales
2010 compared to 2009
Credit card sales (for which we have focused on lower risk customers) doubled in 2010, including sales by Santander Cards from the date of its acquisition. Remaining sales were 12% higher than in 2009, driven by a strong performance in the telephone and internet channels, and the success achieved with the Zero credit card, of which approximately 270,000 were opened in the year.
2009 compared to 2008
Credit card sales decreased in 2009, as 2008 benefited from the launch of the Abbey Zero card. In addition, we saw a decline in sales via direct mail as we focused on selling to existing customers through our direct channels to improve cross-selling initiatives.

Business and Financial Review
Business Review — Divisional Results continued
Retail Banking
Retail Banking offers a comprehensive range of banking products and related financial services (residential mortgages, savings and banking, and other personal financial services products) to customers throughout the UK. It serves customers through the Santander UK network of branches and ATMs, as well as through telephone and internet channels. It also includes our private banking business which offers private banking and other specialist banking services in the UK and offshore banking.

	2010	2009	2008
	£m	£m	£m

Net interest income	3,237	2,886	2,253
Non-interest income	627	720	848

Total trading income	3,864	3,606	3,101
Total trading expenses	(1,649)	(1,613)	(1,551)
Impairment losses on loans and advances	(615)	(714)	(442)
Provisions for other liabilities and charges	1	—	—

Trading profit before tax	1,601	1,279	1,108
Adjust for:
- A&L pre-acquisition trading basis results	—	—	(254)
- Reorganisation and other costs	(155)	(146)	(121)
- Hedging and other variances	(31)	(17)	(8)
- Capital and other charges	(99)	(60)	(67)

Statutory profit before tax	1,316	1,056	658

	2010	2009	2008
Segment balances	£bn	£bn	£bn

Risk weighted assets	40.0	34.6	42.1
Customer assets	177.8	167.7	161.9
Customer deposits	131.9	125.1	119.5

Retail Banking trading profit before tax
2010 compared to 2009
Trading profit before tax increased by £332m to £1,601m (2009: £1,279m). By income statement line, the movements were:
>	Trading net interest income increased by £351m to £3,237m (2009: £2,886m), largely driven by balanced growth in customer lending and deposits across a mix of products combined with effective margin management. Customer assets increased by £10.1bn or 6% (which includes £5.7bn or 3% from the Santander Cards and Santander Consumer businesses, acquired in October and November 2010, respectively). Customer liabilities increased by £6.8bn or 5%.
     The key drivers of the increase in net interest income were improved margins on existing mortgage balances as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new and retained business in both the mortgage and unsecured loan portfolios. These increases more than offset a higher cost of retail deposits, the impact of low interest rates, the cost of new term funding and higher liquid asset balances in response to new regulatory requirements. Net interest income included £75m relating to the Santander Cards and Santander Consumer businesses, which were acquired in October and November 2010, respectively.
     In terms of mortgage lending, the Group achieved an 18% share of the gross mortgage lending market in the UK in 2010, similar to 2009 and significantly ahead of our market share of mortgage stock of 14%. Lending was written at margins above stock margin and with a continued emphasis on lower loan-to-value segments. In total net lending was £5.6bn.
     The growth of customer deposits benefited from a 22% increase in private banking deposits, and a 9% increase in personal bank account liability balances, as well as a good performance in core savings underpinned by a strong tax year and “loyalty” offers.
>	Trading non-interest income decreased by £93m to £627m (2009: £720m), largely due to lower investment fees as a result of the mix of sales shifting away from structured investment products towards managed funds (which will yield a trail income in future periods rather than an upfront commission). In addition, unsecured lending-related fees reduced, driven by lower volumes (which decreased by 20%). Mortgage fees were adversely affected by lower redemption volumes in line with the market and banking fees were affected by the introduction of the Santander Zero account. Non-interest income included £8m relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively.

Business and Financial Review
Business Review — Divisional Results continued
>	Trading expenses increased by £36m to £1,649m (2009: £1,613m). The increase was largely due to the inclusion of £37m of expenses relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively. In addition, depreciation and amortisation increased by £32m as a result of the continued investment in IT systems in Santander UK in 2009 and 2010 including the integration of Alliance & Leicester and the Bradford & Bingley savings business.
     The removal of duplication across back office and support functions due to the integration of Alliance & Leicester and the Bradford & Bingley savings business has resulted in further cost savings. Within this framework, the synergy benefits realised have been re-invested to fund growth initiatives across the Group, including the ongoing recruitment in Retail Banking operations to support business growth and improve customer service.
>	Trading impairment losses on loans and advances decreased by £99m to £615m (2009: £714m), with the most significant reduction relating to mortgages. This improving performance in difficult economic conditions has been delivered as a result of a high quality mortgage book, effective collection handling and reductions in arrears levels, particularly in the second half of 2010.
     Similarly, performance across the unsecured portfolios also improved in the year. However, the commercial mortgages book demonstrated some stress from the adverse market conditions. Impairment losses on loans and advances included £33m relating to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively.
2009 compared to 2008
Trading profit before tax increased by £171m to £1,279m (2008: £1,108m). By income statement line, the movements were:
>	Trading net interest income increased by £633m to £2,886m (2008: £2,253m) largely driven by balanced growth in customer lending and deposits across a mix of products combined with effective margin management, as well as a 17% growth in bank account liability balances and hedging strategies which helped to offset the impact of lower interest rates.
     In terms of lending, unsecured lending balances continued to decline, but were more than offset by net mortgage lending of £7.6bn in 2009. The increase in mortgage lending resulted in the Group taking an 18% share of the gross mortgage lending market in the UK in 2009, with new lending written at margins above the existing loan stock margin and with an emphasis on lower Loan-to-Value segments.
     In addition, income from existing mortgage balances increased as more customers reverted to standard variable rate mortgages and margins improved in both the mortgage and unsecured loan portfolios in the low interest environment.
>	Trading non-interest income decreased by £128m to £720m (2008: £848m), largely due to lower fees on unsecured lending products, as part of our stated strategy to reduce unsecured lending exposures, as well as lower fees from current accounts due to repricing. In addition, mortgage fees were adversely impacted by a reduction in the volume of mortgage redemptions given decreased activity in the market as a result of declining house prices and lower levels of supply.

>	Trading expenses increased by £62m to £1,613m (2008: £1,551m). £98m of the increase was due to costs related to Bradford & Bingley’s savings business since its acquisition in September 2008. The remaining decrease of £36m was largely due to the removal of duplications across back office and support functions due to the integration of Alliance & Leicester and Bradford & Bingley’s savings business.

>	Trading impairment losses on loans and advances increased by £272m to £714m (2008: £442m) and were distributed across all products, with the largest increase relating to mortgages as the impact of falling house prices and the lagging effect of unemployment, as expected, started to emerge. Most of the impact came through in the first half of the year, with the second half performance stabilising and in some areas improving.
     With respect to mortgages, the second half of the year saw a slower rate of growth in arrears, with fewer losses than observed earlier in the year, in part as a result of collection activities and mitigating actions taken, but also due to the low interest rate environment and the slight upturn in house prices. A strong mortgage coverage ratio of close to 20% was preserved.

Business and Financial Review
Business Review — Divisional Results continued
Retail Banking segment balances
2010 compared to 2009
>	At 31 December 2010, risk weighted assets of £40.0bn were 16% higher than the previous year reflecting the growth in assets described below. Excluding the impact of acquisitions, the decrease in the year was broadly flat.

>	At 31 December 2010, customer assets of £177.8bn were 6% higher than the previous year reflecting the growth in mortgage balances and acquired businesses. Of the increase, £5.7bn or 3% related to the Santander Cards and Santander Consumer businesses which were acquired in October and November 2010, respectively. The remaining growth was driven by mortgages (balances up 3%) underpinned by strong gross mortgage lending and success in retention activities. Partly offsetting this growth was the continued reduction in unsecured personal lending (‘UPL’) balances, which decreased by 19%, where the focus continued to be on lending to existing customers with proven repayment track records.

>	At 31 December 2010, customer deposits of £131.9bn were 5% higher than the previous year, a strong performance given the increasingly competitive market. The ISA season in 2010 was particularly successful, while a focus on bank accounts, and specifically higher value, primary accounts, resulted in a 9% increase in personal bank account liabilities. In addition, private banking customer deposits increased by 22% with strong performance in our onshore and offshore operations.
2009 compared to 2008
>	At 31 December 2009, risk weighted assets of £34.6bn were 18% lower than the previous year reflecting enhancements to Retail IRB models.

>	At 31 December 2009, customer assets of £167.7bn were 4% higher than the previous year reflecting the growth in mortgage balances. This was partly offset by the continuing reduction in UPL balances, which decreased by 26%.

>	At 31 December 2009, customer deposits increased by 5% to £125.1bn. Net inflows benefitted from the alignment of product marketing and pricing strategies across the brands, including the introduction of Abbey products, such as fixed rate bonds and Individual Savings Accounts, and promotional activity in Bradford & Bingley branches.

Business and Financial Review
Business Review — Divisional Results continued
Corporate Banking
Santander UK started to develop its corporate banking capability in 2006, with the acquisition of Alliance & Leicester significantly increasing this capability in 2008. The investment in, and development of, these operations has been significant, with good progress being made ahead of the acquisition of certain customers from The Royal Bank of Scotland.
     Corporate Banking provides a range of banking services principally to SME UK companies (with turnover between £1m and £25m) through its network of 25 Corporate Business Centres and specialist businesses. A broad range of banking products is offered including loans, bank accounts, deposits, treasury services, asset finance, cash transmission, trade finance and invoice discounting. The specialist businesses within Corporate Banking service customers in various business sectors including Real Estate, Social Housing, and Infrastructure. Corporate Banking is also responsible for managing certain non-core portfolios, including aviation and shipping.

	2010	2009	2008
	£m	£m	£m

Net interest income	212	212	149
Non-interest income	129	128	240

Total trading income	341	340	389
Total trading expenses	(151)	(181)	(239)
Impairment losses on loans and advances	(97)	(31)	(44)

Trading profit before tax	93	128	106
Adjust for:
– A&L pre-acquisition trading basis results	—	—	(2)
– Capital and other charges	(21)	(30)	(14)

Statutory profit before tax	72	98	90

	2010	2009	2008
Segment balances	£bn	£bn	£bn

Risk weighted assets	19.3	17.0	17.4
Total customer assets	22.5	21.2	20.6
Core customer assets(1)	18.7	16.3	14.4
Customer deposits	16.4	14.4	7.1
Total SMEs (2)	8.5	6.7	5.8

(1)	Excludes non-core portfolios

(2)	Includes commercial mortgages managed within Retail Banking, which form part of the SME market.
Corporate Banking trading profit before tax
2010 compared to 2009
Trading profit before tax decreased by £35m to £93m (2009: £128m). By income statement line, the movements were:
>	Trading net interest income of £212m was in line with the prior year. Net interest income increased as a result of growth in customer loans and deposits to the UK SME market through our network of 25 Corporate Business Centres (SME lending balances increased by 26% and total deposit balances increased by 15%). Net interest margins on loans continued to improve during 2010 as market pricing better reflected incremental higher funding and liquidity costs applied to the business unit. This was offset by a reduced contribution of £20m from the non-core portfolio as Corporate Banking continued to reduce the balances of non-core assets.

>	Trading non-interest income of £129m was broadly in line with prior year. Asset growth in the core business and strong sales of Global Banking & Markets products resulted in higher fees. However, this was offset by lower fees in non-core businesses as Corporate Banking continued to reduce balances in the non-core portfolio.

>	Trading expenses decreased by £30m to £151m (2009: £181m). The decrease was due to operational efficiencies arising from the integration of Alliance & Leicester, partially offset by investment in the Corporate Business Centre network. The investment included hiring an additional 136 staff over the last twelve months and an increase of 70% in the floor space of the Corporate Business Centre network.

>	Trading impairment losses on loans and advances increased by £66m to £97m (2009: £31m). The increase reflected growth and maturity in asset balances over the last two years and some deterioration arising from market conditions. The non-core Corporate Banking portfolios continued to perform in line with our original expectations, with existing impairment loss allowances expected to be sufficient to cover losses inherent in the portfolios.

Business and Financial Review
Business Review — Divisional Results continued
2009 compared to 2008
Trading profit before tax increased by £22m to £128m (2008: £106m). By income statement line, the movements were:
>	Trading net interest income improved by £63m to £212m (2008: £149m). This increase reflected the impact of the sale of the Porterbrook businesses early in December 2008 (net interest income in 2008 included interest expense of £76m incurred by the Porterbrook businesses, whereas its associated leasing income and depreciation were classified as non-interest income). In addition, 2009 reflected some benefit from higher asset margins as new business lending and pricing was altered to reflect the market environment in terms of increased funding costs. Net interest income also improved as a result of robust growth of both assets and liabilities. However, these were offset by the adverse impact of changes to transfer pricing arrangements to reflect higher costs of new term funding and liquid asset balances.

>	Trading non-interest income decreased by £112m to £128m (2008: £240m), reflecting the inclusion in non-interest income in 2008 of the leasing income and depreciation relating to the Porterbrook businesses which were sold early in December 2008. In addition, new business lending generated increases in both fees and cross-selling of Global Banking & Markets products.

>	Trading expenses decreased by £58m to £181m (2008: £239m). The decrease was due to operational efficiencies arising from the integration of Alliance & Leicester, and the sale of the Porterbrook business.

>	Trading impairment losses on loans and advances decreased by £13m to £31m (2008: £44m). The low level of impairment losses was a reflection of prudent lending criteria on the relatively immature growth businesses and portfolios (such as SME lending within Corporate Banking). It also reflected the impairment loss allowances made on acquisition relating to the non-core portfolios (including aviation and shipping) to reflect expected losses in those portfolios as required under acquisition accounting. The decrease of £13m also reflected the non-recurrence in 2009 of Corporate Banking impairment loss allowance releases in 2008 relating to non-core businesses offset by some deterioration arising from market conditions.
Corporate Banking segment balances
2010 compared to 2009
>	At 31 December 2010, risk weighted assets of £19.3bn were 14% higher than the previous year reflecting the growth in assets described below.

>	At 31 December 2010, core customer assets of £18.7bn were 15% higher than the previous year driven by a strong performance via our 25 Corporate Business Centres and a broader product offering. We continued to build our growing SME franchise, with lending to this group totalling £8.5bn (including £2.2bn recorded in Retail Banking), an increase of 26% compared to 31 December 2009.

>	Customer deposits increased 14% to £16.4bn compared to 31 December 2009 despite increased competition in this market, with the net flows achieved while improving the average term.
2009 compared to 2008
>	At 31 December 2009, risk weighted assets of £17.0bn were 2% lower than the previous year reflecting a reduction in non-core assets.

>	At 31 December 2009, core customer assets of £16.3bn were 13% higher than the previous year driven by a strong performance via our 25 Corporate Business Centres. Lending to SMEs amounted to £6.7bn (including £2.2bn recorded in Retail Banking), an increase of more than 16% compared to 31 December 2008.

>	Customer deposits more than doubled to £14.4bn compared to 31 December 2008 driven by strong levels of investment by customers seeking to invest with banks with strong credit ratings.

Business and Financial Review
Business Review — Divisional Results continued
Global Banking & Markets
Global Banking & Markets is a financial markets business focused on providing value added financial services to large corporates not serviced by Corporate Banking (being, in general, large multinationals) and financial institutions, as well as to the rest of Santander UK’s business (including the Retail Banking and Corporate Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Equity covers equity derivatives, property derivatives and commodities. Foreign exchange offers a range of foreign exchange products and money markets runs the securities lending/borrowing and repo businesses. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both the Group and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

	2010	2009	2008
	£m	£m	£m

Net interest income	6	7	11
Non-interest income	412	382	327

Total trading income	418	389	338
Total trading expenses	(130)	(104)	(107)

Trading profit before tax	288	285	231
Adjust for:
- A&L pre-acquisition trading basis results	—	—	(10)

Statutory profit before tax	288	285	221

	2010	2009	2008
Segment balances	£bn	£bn	£bn

Risk weighted assets	7.1	6.8	7.8
Customer assets	1.8	1.1	0.9
Total assets	50.0	44.8	44.5
Customer deposits	5.1	4.4	2.4

Global Banking & Markets trading profit before tax
2010 compared to 2009
Trading profit before tax increased by £3m to £288m (2009: £285m). By income statement line, the movements were:
>	Trading net interest income decreased by £1m to £6m (2009: £7m) due to increased funding costs offsetting customer asset growth.

>	Trading non-interest income increased by £30m to £412m (2009: £382m) reflecting the strong performance of underlying customer revenue streams and a number of non-recurring releases of fair value adjustments following the successful de-risking of underlying positions. These benefits were partly offset by a less favourable trading environment resulting from lower spread volatility.

>	Trading expenses increased by £26m to £130m (2009: £104m), reflecting ongoing investment in growth initiatives relating to new products, markets and customer segments. There was a 38% increase in headcount across the customer transaction businesses, including the new Gilt Edge Market Making desk.
2009 compared to 2008
Trading profit before tax increased by £54m to £285m (2008: £231m). By income statement line, the movements were:
>	Trading net interest income decreased by £4m to £7m (2008: £11m) reflecting a reduction in loan balances during the year.

>	Trading non-interest income increased by £55m to £382m (2008: £327m) reflecting strong performances in the equity business (linked to sales of retail products through the branch network) and short term markets business, which benefited from a favourable trading environment available from wider spreads in an illiquid market.

>	Trading expenses of £104m were slightly lower than the previous year (2008: £107m) reflecting strong expense management whilst increasing income.

Business and Financial Review
Business Review — Divisional Results continued
Global Banking & Markets segment balances
2010 compared to 2009
>	At 31 December 2010, risk-weighted assets of £7.1bn were 4% higher than the previous year reflecting the increased asset balances set out below.

>	Total assets increased by 12% to £50.0bn compared to 31 December 2009, primarily reflecting increases in the fair values of derivatives, as well as increased customer business in the year.

>	Customer assets increased by 64% to £1.8bn compared to 31 December 2009, primarily due to customer drawings on revolving credit facilities towards the end of the year.

>	Customer deposits increased 16% to £5.1bn compared to 31 December 2009. Net flows for the year were positive, with an improvement in quality and term.
2009 compared to 2008
>	At 31 December 2009, risk-weighted assets of £6.8bn were 13% lower than the previous year reflecting a reduction in market risk positions.

>	Total assets increased by 1% to £44.8bn compared to 31 December 2008, reflecting increased secured lending in the repo market as a result of increased liquidity in the Group.

>	Customer assets decreased 22% to £1.1bn compared to 31 December 2008, reflecting lower customer drawings on revolving credit facilities.

>	Customer deposits increased by 84% to £4.4bn compared to 31 December 2008 reflecting strong levels of reinvestment by customers, as investors sought to invest in banks with strong credit ratings.

Business and Financial Review
Business Review — Divisional Results continued
Group infrastructure
Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is also responsible for Group capital and funding, and the Treasury asset portfolio that is being run down. ALM is responsible for managing the Group’s structural balance sheet composition and strategic and tactical liquidity risk management. This includes short-term, medium-term, covered bond and securitisation funding programmes. ALM’s responsibilities also include management of Santander UK’s banking products and structural exposure to interest rates.

	2010	2009	2008
	£m	£m	£m

Net interest income/(expense)	302	236	(24)
Non-interest (expense)/income	(55)	87	90

Total trading income	247	323	66
Total trading expenses	(48)	(46)	(43)
Impairment losses on loans and advances	(40)	(57)	(3)

Trading profit before tax	159	220	20
Adjust for:
- A&L pre-acquisition trading basis results	—	—	102
- Reorganisation and other costs	40	(40)	(42)
- Profit on part sale and revaluation of subsidiaries	126	—	40
- Hedging and other variances	4	(19)	(76)
- Capital and other charges	120	90	81

Statutory profit before tax	449	251	125

Group infrastructure trading profit before tax
2010 compared to 2009
Trading profit before tax decreased by £61m to £159m (2009: £220m). By income statement line, the movements were:
>	Trading net interest income increased by £66m to £302m (2009: £236m). The income reflected the benefit of higher historic medium-term interest rates being earned on capital, and the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business.

This was partially offset by a decrease in net interest income from the James Hay business which was sold in March 2010. In addition, net interest income from the run-down Treasury asset portfolio decreased due to the continued de-leveraging process, with balances reduced by 46% in the year, to £5.1bn at the year end.

>	Trading non-interest (expense)/income decreased by £142m to £(55)m (2009: £87m), principally due to 2009 including certain one-off benefits not repeated in 2010 (including profits earned on the buy-back of securitisation debt in 2009) and higher losses on disposals of assets in the Treasury asset portfolio which is being run down.

In addition, there was a decrease in non interest income from the James Hay business which was sold in March 2010.

>	Trading expenses increased slightly by £2m to £48m (2009: £46m). Non-recurring expenditure was incurred relating to the rebranding of Abbey and the Bradford & Bingley savings business as Santander in January 2010. In addition, higher expenses resulted from the process of transferring the business of Alliance & Leicester plc to Santander UK plc under Part VII of the Financial Services and Markets Act 2000 in May 2010. However, these additional expenses were offset in part by savings due to the sale of the James Hay business in March 2010.

>	Trading impairment losses on loans and advances decreased by £17m to £40m (2009: £57m). The loss of £40m in 2010 was due to losses on disposals of assets in the Treasury asset portfolio.

Business and Financial Review
Business Review — Divisional Results continued
2009 compared to 2008
Trading profit before tax increased by £200m to £220m (2008: £20m). By income statement line, the movements were:
>	Trading net interest income/(expense) increased by £260m to £236m (2008: £(24)m), reflecting the benefit of higher historic medium-term interest rates being earned on capital and the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business.

>	Trading non-interest income decreased by £3m to £87m (2008: £90m), principally due to lower gains in 2009 on the buy-back of debt securities compared to 2008.

>	Trading expenses increased by £3m to £46m (2008: £43m) reflecting a slight increase in central costs following the Transfer of Alliance & Leicester and the acquisition of the Bradford & Bingley savings business.

>	Trading impairment losses on loans and advances increased by £54m to £57m (2008: £3m) due to the inclusion of the Treasury asset portfolio. These losses were offset by the income on the portfolio, which was classified in net interest income.

Business and Financial Review
Other Material Items
Adjustments between the statutory basis and the trading basis
Santander UK’s Board reviews discrete financial information for each of its segments that includes measures of operating results, assets and liabilities, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below, and described in the Business Review — Summary. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
     The trading adjustments consist of:
A&L pre-acquisition trading basis results

2010	2009	2008
£m	£m	£m

—	—	164

The pre-acquisition trading basis results of Alliance & Leicester for the year ended 31 December 2008 are included in the results discussed in the “Business Review — Divisional Results”. The pre-acquisition non-trading adjustments of Alliance & Leicester for the year ended 31 December 2008 of £(1,452)m have not been included. This adjustment applies only to 2008 as the results of Alliance & Leicester are fully consolidated in the 2010 and 2009 statutory results.
Reorganisation and other costs

	2010	2009	2008
	£m	£m	£m

Reorganisation and customer remediation costs	155	146	121
Impairment losses on loans and advances	(40)	40	42

	115	186	163

These costs comprise implementation costs in relation to the strategic change and cost reduction process, costs in respect of customer remediation and certain impairment losses taken centrally.
2010 compared to 2009
Total reorganisation and other costs of £115m decreased by £71m compared to the previous period (2009: £186m).
     Reorganisation and customer remediation costs increased by £9m reflecting a decrease in costs relating to the strategic change and cost reduction process as it nears completion being more than offset by an increase in customer remediation costs.
     Non-trading impairment loss releases of £40m in 2010 represented the release of impairment losses recognised in prior years, with assets previously held in the Group’s Conduit vehicles sold at better than expected prices.
2009 compared to 2008
Total reorganisation and other costs of £186m increased by £23m compared to the previous period (2008: £163m).
     Reorganisation and customer remediation costs increased by £25m reflecting the cost of restructuring and rebranding following the transfer of Alliance & Leicester plc to the Company in 2009 and the acquisition of the Bradford & Bingley savings business in September 2008. This was partially offset by a decrease in customer remediation costs.
     Non-trading impairment losses of £40m in 2009 represent impairment losses recognised on the consolidation of the assets of the Group’s Conduit vehicles. The 2008 charge of £42m relates to retail impairment losses.

Business and Financial Review
Other Material Items continued
Profit on part sale and revaluation of subsidiaries

2010	2009	2008
£m	£m	£m

126	—	40

These profits are excluded from the trading results to allow management to understand the underlying performance of the business. In 2010, the profit that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group was excluded from the trading results. In addition, profits on the sale of James Hay and certain other businesses were excluded. In 2009, there were no such profits. In 2008, the profit on the sale of the Porterbrook businesses was excluded from the trading results.
Hedging and other variances

2010	2009	2008
£m	£m	£m

27	36	84

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
2010 compared to 2009
In 2010 and 2009, this largely consisted of hedge ineffectiveness, partially offset by the reversal of £57m of coupon payments on certain preference shares, Perpetual Preferred Securities and Reserve Capital Instruments which were treated as interest expense in the trading results but were accounted for as dividends for statutory purposes in both 2010 and 2009. In addition, in 2009 substantial mark-to-market gains which arose in the second half of 2008 from movements in interest rates reversed.
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
Capital and other charges
Capital charges/(credits) principally comprise internal nominal charges/(credits) for capital invested in the Group’s businesses. Management implemented this charge/(credit) to assess if capital is invested effectively. On a consolidated basis, the total of these internal reallocations is £nil.

Business and Financial Review
Other Material Items continued
Legal proceedings
Santander UK is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Santander UK. See Note 38 to the Consolidated Financial Statements.
Material contracts
Santander UK is party to various contracts in the ordinary course of business. For the three years ended 31 December 2010 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.
     On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company.
     On 19 March 2009, the Company gave a full and unconditional guarantee in respect of the unsubordinated liabilities of Alliance & Leicester plc incurred prior to 31 July 2012 under a deed poll guarantee entered into by the Company. Alliance & Leicester plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 31 July 2012. This reciprocal guarantee has since been transferred to the Company (and thereby unwound) under power granted by the court order which approved Alliance & Leicester plc’s business transfer scheme under Part VII of the Financial Services and Market Act 2000 in May 2010.
Audit fees
See Note 8 to the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review
Throughout this section, references to UK and non-UK, in the geographic analysis, refer to the location of the office where the transaction is recorded.
Summary
This balance sheet business review describes the Group’s significant assets and liabilities and its strategy and reasons for entering into such transactions. The balance sheet business review is divided into the following sections:
>	Summarised consolidated balance sheet — A summarised consolidated balance sheet is presented with commentary on key movements. A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.
In the remaining sections of the Balance Sheet Business Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the balance sheet.
>	Securities — The Group’s strategies and reasons for holding securities are described on pages 48 and 49, as well as:
>	Analysis by type of issuer, as well as a maturity analysis for available-for-sale debt securities

>	Significant exposures exceeding 10% of the Group’s shareholders’ funds.
>	Loans and advances to banks — These assets are described on pages 49 and 50, consisting of:
>	Geographical analysis further analysed between UK and non-UK.

>	Maturity analysis further analysed geographically and by interest rate sensitivity.
>	Loans and advances to customers — These assets are described on pages 50 to 54, consisting of:
>	Geographical analysis between UK and non-UK, further analysed by product.

>	Maturity analysis further analysed geographically, by product and by interest rate sensitivity.

>	Impairment loss allowances on loans and advances to customers — cross references are provided to detailed disclosures about the Group’s policy and analyses of impairment loss allowances.

>	Risk elements in the loan portfolio — including potential problem loans and cross border outstandings.

>	Country risk exposures analysed between central and local governments, government guaranteed, bank and financial institutions, retail and corporate customers.
>	Derivative assets and liabilities — The Group’s derivative positions are summarised on page 54. Cross references are provided to other disclosures about the Group’s strategies and reasons for entering into derivative transactions and further detailed analysis of derivative notional amounts and assets and liabilities by type of contract.

>	Tangible fixed assets — A summary of the Group’s capital expenditure during the year, together with details of the Group’s property interests and principal sites are described on pages 54 and 55.

>	Deposits by banks — These liabilities are summarised on page 55, including average balances during the year, with further analysis geographically.

>	Deposits by customers — These liabilities are summarised on pages 55 and 56, including average balances during the year, with further analyses geographically and by customer type.

>	Short-term borrowings — These liabilities are summarised on pages 56 and 57, including average balances, maximum balances during the year and related average interest rates.

>	Debt securities in issue — The liabilities are summarised on page 57, including cross references to detailed descriptions of the major issuance programmes.

>	Retirement benefit obligations — The Group’s pension deficit is set out on page 57. Cross references are provided to other disclosures about the Group’s retirement benefit obligations.

>	Contractual obligations — A contractual maturity analysis of the Group’s obligations is set out on page 58.

>	Off-balance sheet arrangements — The Group’s off-balance sheet arrangements, including guarantees, commitments, contingencies, and exposures to off-balance sheet entities sponsored by the Group are described on pages 58 and 59.

>	Capital management and resources — The Group’s approach to capital management and resources is set out on pages 59 to 61, as well as Pillar 3 disclosures, capital ratios, regulatory capital resources and requirements.

>	Funding and Liquidity — These arrangements are described on pages 61 to 64, including a summary of the sources and uses, together with commentary on the Group’s cash flows for the past three years.

>	Interest rate sensitivity — An analysis of changes in the Group’s interest income, interest expense and net interest income between changes in volume and changes in rate is presented on page 65.

>	Average balance sheets — As period-end statements may not be representative of the Group’s activity throughout the year, average balance sheets for the Group are presented on page 66. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

Business and Financial Review
     Balance Sheet Business Review continued
Summarised Consolidated Balance Sheet

	2010	2009	2008
	£m	£m	£m

Assets
Cash and balances at central banks	26,502	4,163	4,017
Trading assets	35,461	33,290	26,264
Derivative financial instruments	24,377	22,827	35,125
Financial assets designated at fair value	6,777	12,358	11,377
Loans and advances to banks	3,852	9,151	16,001
Loans and advances to customers	195,132	186,804	180,176
Available for sale securities	175	797	2,663
Loans and receivables securities	3,610	9,898	14,107
Macro hedge of interest rate risk	1,091	1,127	2,188
Property, plant and equipment	1,705	1,250	1,202
Tax, intangibles and other assets	4,178	3,626	4,190

Total assets	302,860	285,291	297,310

Liabilities
Deposits by banks	7,784	5,811	14,488
Deposits by customers	152,643	143,893	130,245
Derivative financial instruments	22,405	18,963	27,810
Trading liabilities	42,827	46,152	40,738
Financial liabilities designated at fair value	3,687	4,423	5,673
Debt securities in issue	51,783	47,758	58,511
Subordinated liabilities	6,372	6,949	8,863
Retirement benefit obligations	173	1,070	813
Tax, other liabilities and provisions	2,912	3,050	3,472

Total liabilities	290,586	278,069	290,613

Equity
Total shareholders’ equity	12,274	6,506	5,986
Non-controlling interests	—	716	711

Total equity	12,274	7,222	6,697

Total liabilities and equity	302,860	285,291	297,310

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.
31 December 2010 compared to 31 December 2009
Assets
Cash and balances at central banks
Cash and balances held at central banks increased to £26,502m at 31 December 2010 (2009: £4,163m). Higher balances were maintained with the Bank of England and the US Federal Reserve as part of the increase in the Group’s stock of liquid assets.
Trading assets
Trading assets increased by 7% to £35,461m at 31 December 2010 (2009: £33,290m). The increase reflected higher holdings of debt securities and even greater repurchase agreement (‘reverse repo’) activity relating to OECD government securities as part of the Group’s liquidity management activities. Other reverse repo activity reduced in view of the focus on government security repo activity.
Derivative assets
Derivative assets increased by 7% to £24,377m at 31 December 2010 (2009: £22,827m). The increase was driven by an increase in interest rate derivatives as a result of downward shifts in yield curves.
Financial assets designated at fair value through profit and loss
Financial assets designated at fair value through profit and loss decreased by 45% to £6,777m at 31 December 2010 (2009: £12,358m). The decrease principally reflected the maturity of £2,220m of bank certificates of deposit and the sale of euro 3,265m of Santander UK’s holdings of AAA-rated prime mortgage-backed securities.
Loans and advances to banks
Loans and advances to banks decreased by 58% to £3,852m at 31 December 2010 (2009: £9,151m) due to the repayment of substantially all of Santander UK’s loans to other members of the Santander group.

Business and Financial Review
Balance Sheet Business Review continued
Loans and advances to customers
Loans and advances to customers increased by 4% to £195,132m (2009: £186,804m), reflecting net mortgage lending of £5.6bn, growth in corporate lending of £1.3bn and the impact of the acquisition of the Santander Cards and Santander Consumer businesses with aggregate customer balances of £5.7bn. In addition, loans to non-bank Santander group companies decreased to £57m at 31 December 2010 (2009: £4,457m). This was due to the acquisition of the Santander Cards and Santander Consumer businesses which resulted in the loans funding these companies in 2009 being eliminated on consolidation.
Available for sale securities
Available for sale securities decreased by 78% to £175m at 31 December 2010 (2009: £797m). The decrease was due to the sale of the available-for-sale securities as part of the injection of funds directly into the defined benefit pension scheme in 2010.
Loans and receivable securities
Loans and receivable securities decreased by 64% to £3,610m at 31 December 2010 (2009: £9,898m). The decrease principally reflected the run-down of the Treasury asset portfolio as part of the ongoing de-leveraging process.
Macro hedge of interest rate risk
The macro (or portfolio) hedge decreased by 3% to £1,091m at 31 December 2010 (2009: £1,127m) mainly due to increases in interest rates.
Property, plant and equipment
Property, plant and equipment increased by 36% to £1,705m at 31 December 2010 (2009: £1,250m). The increase principally reflected the Group’s acquisition of freehold and leasehold properties for a consideration of £526m in the year. The properties consisted of retail branches that the Group had previously leased. See Note 26 to the Consolidated Financial Statements. The remaining capital expenditure during the year was principally incurred by Retail Banking (mostly consisting of computer infrastructure, computer software and furniture and fittings for branches) and by Corporate Banking (consisting of operating lease assets). These increases were partly offset by the depreciation charge for the year.
Tax, intangibles and other assets
Tax, intangibles and other assets increased by 15% to £4,178m at 31 December 2010 (2009: £3,626m). The increase was principally driven by higher goodwill as a result of the acquisition of the Santander Cards and Santander Consumer businesses. This was partly offset by a reduction in tax assets associated with the retirement benefit obligation liability.
Liabilities
Deposits by banks
Deposits by banks increased 34% to £7,784m at 31 December 2010 (2009: £5,811m). The increase was driven by the issuance of new medium term repurchase agreements as part of the Group’s medium to long term funding.
Deposits by customers
Deposits by customers increased by 6% to £152,643m at 31 December 2010 (2009: £143,893m) due to inflows across core savings, banking, private banking and corporate customers.
Derivatives
Derivative liabilities increased by 18% to £22,405m at 31 December 2010 (2009: £18,963m). The increase was driven by an increase in interest rate derivatives as a result of downward shifts in yield curves.
Trading liabilities
Trading liabilities decreased by 7% to £42,827m at 31 December 2010 (2009: £46,152m). The decrease reflected lower non government security repo activity.
Financial liabilities designated at fair value
Financial liabilities designated at fair value decreased by 17% to £3,687m at 31 December 2010 (2009: £4,423m). The decrease reflected repayments in the US$20bn Euro Medium Term Note (‘EMTN’) programme partly offset by currency movements.
Debt securities in issue
Debt securities in issue increased by 8% to £51,783m at 31 December 2010 (2009: £47,758m). The increase reflected the Group’s strategy of increasing the level of medium-term funding through the issuance of debt in the Fosse securitisation and Covered Bond programmes. These increases were partially offset by the maturity of debt within the former Alliance & Leicester US$40bn EMTN programme as a decision was taken in 2009 that no further issuances would be made under this programme.
Subordinated liabilities
Subordinated liabilities decreased by 8% to £6,372m at 31 December 2010 (2009: £6,949m). The decrease reflected the scheduled redemption of subordinated notes.

Business and Financial Review
Balance Sheet Business Review continued
Retirement benefit obligations
Retirement benefit obligations decreased by 84% to £173m at 31 December 2010 (2009: £1,070m). The principal reason for the reduction was the payment of contributions to the defined benefit pension schemes of £955m by the Group and fellow Santander subsidiaries, with significant improvements in market values since June 2010.
Tax, other liabilities and provisions
Tax, other liabilities and provisions decreased by 5% to £2,912m at 31 December 2010 (2009: £3,050m). The decrease reflected a reduction in trade and other payables, partly offset by an increase in current tax liabilities.
Equity
Total shareholders equity, including non-controlling interests, increased by 70% to £12,274m at 31 December 2010 (2009: £7,222m), primarily as a result of the injection of equity of £4,456m by the Santander group, as well as the inclusion of profits after tax of £1,583m. This was partly offset by dividends declared of £832m.
31 December 2009 compared to 31 December 2008
Assets
Cash and balances at central banks
Cash and balances held at central banks increased by 3.6% to £4,163m at 31 December 2009. At the end of 2008, cash balances were higher than in previous years as a result of surplus cash generated from the purchase of the Bradford & Bingley savings business late in 2008 which had not yet been reinvested. During 2009, this higher cash level was deliberately maintained, consistent with the industry trend towards global liquidity creation by central banks, particularly in Europe and North America.
Trading assets
Trading assets increased by 27% to £33,290m at 31 December 2009. The increase reflected higher levels of reverse repo activity with non-bank counterparties, partly offset by a decrease in balances with central banks classified as trading assets representing a reverse repo which has since matured. Debt securities remained largely unchanged, although there was a shift from bank certificates of deposit to government-guaranteed floating rate notes due to the enhanced risk-adjusted yield.
Derivative assets
Derivative assets decreased by 35% to £22,827m at 31 December 2009. There were reductions across all classes of derivatives, notably interest rate and foreign exchange instruments. The reductions reflected the effect of changes in the sterling-US dollar and sterling-euro exchange rates, tightening credit spreads and steeper currency yield curves during the year.
Financial assets designated at fair value through profit and loss
The portfolio increased by 8.6% at 31 December 2009 due to certain bank certificates of deposit being held for yield purposes, rather than being held on a trading basis, partly offset by scheduled repayments of mortgage-backed securities.
Loans and advances to banks
Loans and advances to banks decreased by 43% to £9,151m at 31 December 2009 due to the 2008 balance including the temporary investment of surplus liquidity which in 2009 was used to reduce short-term borrowings.
Loans and advances to customers
Loans and advances to customers increased by 3.7% at 31 December 2009 due to increased mortgage lending. New corporate lending was offset by repayments from the non-core corporate portfolios.
Available for sale securities
Available for sale securities decreased by 70% at 31 December 2009 as a result of the acquired Alliance & Leicester portfolio of available-for-sale financial assets that was previously held for liquidity purposes maturing and not being replaced as Santander UK actively manages the Group liquidity position through the overall securities position in the trading portfolio.
Loans and receivable securities
Loans and receivables securities decreased by 30% at 31 December 2009. The securities represented the Treasury asset portfolio which is being run down. The reduction in the balance reflected the continuing de-leveraging process.
Macro hedge of interest rate risk
The macro (or portfolio) hedge decreased by 49% to £1,127m at 31 December 2009, mainly due to increases in interest rates.
Property, plant and equipment
Capital expenditure during the year was principally incurred by Retail Banking (mostly consisting of computer infrastructure, computer software and furniture and fittings for branches) and by Corporate Banking (consisting of operating lease assets).

Business and Financial Review
Balance Sheet Business Review continued
Tax, intangibles and other assets
Tax, intangibles and other assets decreased by 13.5% at 31 December 2009, primarily due to a decrease of 26% in deferred tax assets as a result of decreases in temporary differences, accelerated book depreciation and tax losses carried forward.
Liabilities
Deposits by banks
In 2009, deposits by banks decreased by £8,677m. The key reason for this decrease was the maturity of Sale and Repurchase agreement liabilities to nil at 31 December 2009 from £8,816m at 31 December 2008 that Alliance & Leicester were using for short term funding purposes. These were not replaced as Santander UK managed its short term funding through the issuance of Sale and Repurchase agreements in the trading portfolio as well as the issuance of commercial paper and certificates of deposit.
Deposits by customers
In 2009, deposits by customers increased by £13,648m, due to inflows across core savings, banking, private banking and corporate customers.
Derivatives
Derivative businesses are managed within market risk limits and, as a consequence, the reduction in the value of derivative liabilities broadly matches that of derivative assets. At 31 December 2009, derivative liabilities totalled £18,963m, a decrease of £8,847m since 31 December 2008. The effect of changes in the sterling-US dollar and sterling-euro exchange rates, tightening credit spreads and steeper currency yield curves led to a fall in the fair value of derivatives during the year.
Trading liabilities
The debt securities in issue classified as trading liabilities increased by 13% to £46,152m at 31 December 2009. The increase was due to a 19% increase in deposits by banks. This reflected the higher repo trading activity.
Financial liabilities designated at fair value
In 2009, balances decreased due to repayments and the effect of exchange rate movements mainly within the US$20bn EMTN programme.
Debt securities in issue
In 2009, debt securities in issue decreased as part of the Group’s strategy to reduce the level of short-term wholesale funding. The key movement was in the securitisation programmes which reduced due to the lack of new issuances in 2009. In addition the Alliance & Leicester Covered Bond programme was closed as part of the integration of the business and the decision was taken that no further issuances would be made under the Alliance & Leicester US$40bn EMTN programme. Partly offsetting these movements was an increase in the Commercial Paper programme and the impact of movements in exchange rates.
Subordinated liabilities
In 2009, subordinated liabilities decreased due to the redemption of the 5.00% subordinated bonds 2009 (euro 511m) and the reclassification as equity of the £300m Reserve Capital Instruments. Subordinated liabilities also decreased due to the effect of changes in exchange rates on the Group’s securities denominated in foreign currencies.
Retirement benefit obligations
In 2009, the total net deficit on the Group’s retirement benefit obligation schemes increased to £1,070m from £813m at 31 December 2008. The key reason for the increase was a reduction of 100 basis points in the net discount rate used to value the defined benefit scheme liabilities. The increase in assumed inflation also impacted the expected rate of pension increase, leading to a further increase in scheme liabilities. These increases were partly offset by employer contributions and improved asset values.
Tax, other liabilities, and provisions
Tax, other liabilities and provisions decreased by 12% to £3,050m at 31 December 2009. Deferred tax liabilities decreased marginally to £336m, and current tax liabilities decreased by £218m. Other liabilities remained largely unchanged at £2,323m and provisions decreased by 56% to £91m primarily due to utilisation during the year.
Equity
Total shareholders equity, including non-controlling interests, increased 8% to £7,222m at 31 December 2009, primarily as a result of the inclusion of profits after tax of £1,245m and the reclassification as equity of £300m Reserve Capital Instruments. This was partly offset by actuarial losses on retirement benefit obligations of £606m before tax and dividends of £571m.

Business and Financial Review
Balance Sheet Business Review continued
Reconciliation to classifications in the consolidated balance sheet
The classifications of assets and liabilities in the Group’s consolidated balance sheet, including the note reference, and in the balance sheet business review may be reconciled as follows:
31 December 2010

		Balance sheet business review section
		Loans and	Loans and			Tangible
		advances	advances to			fixed		Balance
Balance sheet line item and note	Note	to banks	customers	Securities	Derivatives	assets	Other	sheet total
		£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	12	—	—	—	—	—	26,502	26,502
Trading assets	13	8,281	8,659	18,521	—	—	—	35,461
Derivative financial instruments	14	—	—	—	24,377	—	—	24,377
Financial assets designated at fair value	15	11	5,468	1,298	—	—	—	6,777
Loans and advances to banks	16	3,852	—	—	—	—	—	3,852
Loans and advances to customers	17	—	195,132	—	—	—	—	195,132
Available for sale securities	21	—	—	175	—	—	—	175
Loans and receivables securities	22	1,535	2,075	—	—	—	—	3,610
Macro hedge of interest rate risk		—	—	—	—	—	1,091	1,091
Property, plant and equipment	26	—	—	—	—	1,705	—	1,705
Tax, intangibles and other assets		—	—	—	—	—	4,178	4,178

Total assets		13,679	211,334	19,994	24,377	1,705	31,771	302,860

				Debt		Retirement
		Deposits by	Deposits by	securities		benefit		Balance
		banks	customers	in issue	Derivatives	obligations	Other	sheet total
		£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks	29	7,784	—	—	—	—	—	7,784
Deposits by customers	30	—	152,643	—	—	—	—	152,643
Derivative financial instruments	14	—	—	—	22,405	—	—	22,405
Trading liabilities	31	25,738	15,971	1,118	—	—	—	42,827
Financial liabilities designated at fair value	32	—	5	3,682	—	—	—	3,687
Debt securities in issue	33	—	—	51,783	—	—	—	51,783
Subordinated liabilities	34	—	—	6,372	—	—	—	6,372
Retirement benefit obligations	37	—	—	—	—	173	—	173
Tax, other liabilities and provisions		—	—	—	—	—	2,912	2,912

Total liabilities		33,522	168,619	62,955	22,405	173	2,912	290,586

31 December 2009

		Balance sheet business review section
		Loans and	Loans and			Tangible
		advances	advances to			fixed		Balance
Balance sheet line item and note	Note	to banks	customers	Securities	Derivatives	assets	Other	sheet total
		£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	12	—	—	—	—	—	4,163	4,163
Trading assets	13	6,791	9,089	17,410	—	—	—	33,290
Derivative financial instruments	14	—	—	—	22,827	—	—	22,827
Financial assets designated at fair value	15	—	6,379	5,979	—	—	—	12,358
Loans and advances to banks	16	9,151	—	—	—	—	—	9,151
Loans and advances to customers	17	—	186,804	—	—	—	—	186,804
Available for sale securities	21	—	—	797	—	—	—	797
Loans and receivables securities	22	5,751	4,147	—	—	—	—	9,898
Macro hedge of interest rate risk		—	—	—	—	—	1,127	1,127
Property, plant and equipment	26	—	—	—	—	1,250	—	1,250
Tax, intangibles and other assets		—	—	—	—	—	3,626	3,626

Total assets		21,693	206,419	24,186	22,827	1,250	8,916	285,291

				Debt		Retirement
		Deposits by	Deposits by	securities		benefit		Balance
		banks	customers	in issue	Derivatives	obligations	Other	sheet total
		£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks	29	5,811	—	—	—	—	—	5,811
Deposits by customers	30	—	143,893	—	—	—	—	143,893
Derivative financial instruments	14	—	—	—	18,963	—	—	18,963
Trading liabilities	31	40,824	4,115	1,213	—	—	—	46,152
Financial liabilities designated at fair value	32	45	12	4,366	—	—	—	4,423
Debt securities in issue	33	—	—	47,758	—	—	—	47,758
Subordinated liabilities	34	—	—	6,949	—	—	—	6,949
Retirement benefit obligations	37	—	—	—	—	1,070	—	1,070
Tax, other liabilities and provisions		—	—	—	—	—	3,050	3,050

Total liabilities		46,680	148,020	60,286	18,963	1,070	3,050	278,069

Business and Financial Review
Balance Sheet Business Review continued
Securities
The Group holds securities for a variety of purposes:

>	As part of its treasury trading and global corporates lending activities, which are managed by the Global Banking & Markets division;

>	For yield and liquidity purposes, including the Asset and Liability Management portfolio of Group mortgage-backed securities and other asset-backed securities, in Group Infrastructure; and

>	In the Treasury asset portfolio in Group Infrastructure which is being run down. Securities in this portfolio that are accounted for as loans and receivables (as described in Note 22 to the Consolidated Financial Statements) are disclosed in the Loans and advances to banks and Loans and advances to customers sections of this Balance Sheet Business Review.
The following table sets out the book and market values of securities at 31 December 2010, 2009 and 2008. For further information, see the Notes to the Consolidated Financial Statements.

	2010	2009	2008
	£m	£m	£m

Trading portfolio
Debt securities:
UK Government	3,120	968	191
US treasury and other US Government agencies and corporations	130	628	574
Other OECD governments	3,380	1,273	2,374
Bank and building society:
- Certificates of deposit — Government guaranteed	—	205	3,119
- Certificates of deposit — Other	290	1,730	5,266
Other issuers:
- Floating rate notes — Government guaranteed	10,586	8,090	553
- Floating rate notes	315	3,038	4,724
Ordinary shares and similar securities	700	1,478	708

	18,521	17,410	17,509

Available for sale securities
Debt securities:
UK Government	125	405	2,383
Other issuers — other	—	342	235
Ordinary shares and similar securities	50	50	45

	175	797	2,663

Financial assets designated at fair value through profit and loss
Debt securities:
Bank and building society certificates of deposit	—	2,220	—
Other issuers:
- Mortgage-backed securities	859	574	2,510
- Other asset-backed securities	187	2,872	1,915
- Other securities	252	313	265

	1,298	5,979	4,690

Total	19,994	24,186	24,862

UK Government securities
The holdings of UK Government securities represent Treasury Bills and UK Government guaranteed issues by other UK banks. These securities are held for trading and liquidity purposes.
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
Floating rate notes
Floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. These securities are held for trading and yield purposes.

Business and Financial Review
Balance Sheet Business Review continued
Mortgage-backed securities
This category principally comprises European residential mortgage-backed securities. The European residential mortgage-backed securities are of good quality, contain no sub-prime element and principally consist of securities issued by other Santander group companies. These securities are held as part of the Asset and Liability Management Committee portfolio.
Other asset-backed securities
This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, loans to car dealers, lease and credit card debtors and student loans, as well as a small balance of collateralised synthetic obligations. Some credit card debtors incorporate cap features. These securities are held as part of the investment portfolio.
Other securities
This category comprised mainly synthetic floating-rate notes (which are fixed-rate bonds packaged into floating-rate notes by means of swaps tailored to provide a match to the characteristics of the underlying bond), along with a number of structured transactions which were hedged, as appropriate, either on an individual basis or as part of the overall management of the portfolios. The synthetic floating-rate notes comprised bonds issued by banks, financial institutions and corporations, the latter being largely guaranteed by banks and financial institutions. These securities are held for trading and liquidity purposes.
The following table sets forth available for sale debt securities by contractual maturity and the related yield at 31 December 2010. Contractual maturities of investments held for trading or classified as fair value through profit or loss are not presented.

			In more than 3	In more than 1	In more than five	In more
	On	In not more	months but not	year but not more	years but not more	than ten
	demand	than 3 months	more than 1 year	than 5 years	than ten years	years	Total
	£m	£m	£m	£m	£m	£m	£m

UK Government	—	—	125	—	—	—	125
Government Guaranteed	—	—	—	—	—	—	—

Weighted average yield for year %	—	—	0.57	—	—	—	0.57

Significant exposures
The following table sets forth the book value (which equals market value) of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of the Group’s shareholders’ funds at 31 December 2010 as set out in the Consolidated Balance Sheet on page 153. The table also sets forth the classification of the securities in the Consolidated Balance Sheet.

	Trading assets	Available-for-sale	Total
	£m	£m	£m

UK Government and UK Government guaranteed	13,011	125	13,136

Schweizerische Nationalbank (National Bank of Switzerland)	3,196	—	3,196

Loans and advances to banks
Loans and advances to banks include loans to banks and building societies and balances with central banks (excluding those central bank balances which can be withdrawn on demand).
Loans and advances to banks geographical analysis
The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made, rather than the domicile of the borrower. The balances below include loans and advances to banks that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

UK	13,561	21,606	28,859	12,066	11,943
Non-UK	118	87	3,031	222	93

	13,679	21,693	31,890	12,288	12,036

Business and Financial Review
Balance Sheet Business Review continued
The balances above include loans and advances to other Santander companies from UK offices of £646m (2009:£7,546m, 2008: £9,353m). Further geographical analysis is contained in “Country Risk Exposure” below.
Loans and advances to banks maturity analysis
The following table sets forth loans and advances to banks by maturity at 31 December 2010.

			In more than	In more than	In more than
		In not more	three months	one year but	five years but	In more
	On	than three	but not more	not more than	not more than	than ten
	demand	months	than one year	five years	ten years	years	Total
	£m	£m	£m	£m	£m	£m	£m

UK	3,676	6,851	1,152	1,252	352	278	13,561
Non-UK	117	1	—	—	—	—	118

Total	3,793	6,852	1,152	1,252	352	278	13,679

Of which:
- Fixed interest rate	255	5,607	704	451	18	108	7,143
- Variable interest rate	2,097	303	448	801	334	170	4,153
- Non interest-bearing	1,441	942	—	—	—	—	2,383

Total	3,793	6,852	1,152	1,252	352	278	13,679

Loans and advances to customers
The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the Global Banking & Markets Short Term Markets business.
Loans and advances to customers geographical analysis
The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. The balances below are stated before the deduction for impairment loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

UK
Advances secured on residential property	166,065	160,457	159,168	110,857	102,096
Corporate loans	21,796	18,886	13,181	1,247	666
Finance leases	2,653	1,602	1,792	—	1
Other secured advances	3,941	4,079	4,206	2,960	2,305
Other unsecured advances	7,734	5,249	6,745	3,263	4,104
Purchase and resale agreements	8,641	8,827	1,310	3,711	5,427
Loans and receivables securities	2,075	4,147	5,663	—	—
Amounts due from fellow group subsidiaries	57	4,457	2,652	55	—

Total UK	212,962	207,704	194,717	122,093	114,599

Non-UK
Advances secured on residential property	8	9	12	13	19
Corporate loans	—	2	103	—	—
Other secured advances	1	2	3	2	—
Other unsecured advances	—	1	2	2	35
Purchase and resale agreements	18	—	—	13,544	14,375

Total non-UK	27	14	120	13,561	14,429

Total	212,989	207,718	194,837	135,654	129,028
Less: impairment loss allowances	(1,655)	(1,299)	(1,001)	(551)	(536)

Total, net of impairment loss allowances	211,334	206,419	193,836	135,103	128,492

The balances above include loans and advances to other Santander group companies of £57m (2009: £4,457m, 2008: £2,652m). Detailed analysis of the loans and receivables securities included in the table above is set out in the Impact of the Current Credit Environment in the Risk Management Report on page 124.
     No single concentration of loans and advances, with the exception of advances secured on residential properties, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK, accounts for more than 5% of total loans and advances.

Business and Financial Review
Balance Sheet Business Review continued
Loans and advances to customers maturity analysis
The following table sets forth loans and advances to customers by maturity at 31 December 2010. Overdrafts are included in the “on-demand” category. Advances secured by residential properties are included at their contractual maturity; however, such advances may be repaid early.

		In not	In more than	In more than	In more than
		more than	three months	one year but	five years but	In more
	On	three	but not more	not more than	not more than	than ten
	demand	months	than one year	five years	ten years	years	Total
	£m	£m	£m	£m	£m	£m	£m

UK
Advances secured on residential property	8	1,145	3,319	18,373	22,558	120,662	166,065
Corporate loans	269	3,464	1,198	8,433	3,605	4,827	21,796
Finance leases	—	203	419	1,469	216	346	2,653
Other secured advances	426	90	82	443	545	2,355	3,941
Other unsecured advances	471	877	1,874	3,852	174	486	7,734
Purchase and resale agreements	—	8,641	—	—	—	—	8,641
Loans and receivables securities	58	54	9	235	372	1,347	2,075
Amounts due from fellow group subsidiaries	—	57	—	—	—	—	57

Total UK	1,232	14,531	6,901	32,805	27,470	130,023	212,962

Non-UK
Advances secured on residential property	—	—	—	—	3	5	8
Corporate loans	—	—	—	—	—	—	—
Other secured advances	—	—	—	—	—	1	1
Other unsecured advances	—	—	—	—	—	—	—
Purchase and resale agreements	—	2	—	16	—	—	18

Total non-UK	—	2	—	16	3	6	27

Total	1,232	14,533	6,901	32,821	27,473	130,029	212,989

Of which:
- Fixed interest rate	42	9,964	3,315	11,973	10,573	52,216	88,083
- Variable interest rate	1,190	4,569	3,586	20,848	16,900	77,813	124,906

Total	1,232	14,533	6,901	32,821	27,473	130,029	212,989

The Group’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.
Impairment loss allowances on loans and advances to customers
Details of the Group’s impairment loss allowances policy are set out in Note 1 to the Consolidated Financial Statements. An analysis of end-of-year impairment loss allowances on loans and advances to customers, movements in impairment loss allowances, and Group non-performing loans and advances are set out in the Risk Management Report on page 85 and Note 17 to the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review continued
Risk elements in the loan portfolio
The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:
>	Impaired loans;

>	Unimpaired loans contractually past due 90 days or more as to interest or principal;

>	Troubled debt restructurings;

>	Potential problem loans and advances; and

>	Cross border outstandings.
Impaired loans
Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired and impaired. This disclosure may be found in Loans and advances section on page 81 of the Credit Risk discussion in the Risk Management Report.
     In accordance with IFRS, the Group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £60m (2009: £46m, 2008: £21m).
Unimpaired loans contractually past due 90 days or more as to interest or principal
In the Retail Banking business, loans and advances are classified as non-performing typically when the customer fails to make payments when contractually due for three months or longer. In the Corporate Banking business, loans and advances are classified as non-performing either when payments are three months or more past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms.
     Details of the Group’s non-performing loans and advances, including separate disclosure about unimpaired loans contractually past due 90 days or more as to interest or principal, are set out on page 86 in the “Group Non-performing loans and advances” table in the Credit Risk discussion in the Risk Management Report.
Troubled debt restructurings
The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings (‘TDR’s). Under IFRS, disclosure is required of loans that would otherwise have been classified as past due or impaired whose terms have been renegotiated. This disclosure may be found on page 86 in the Credit Risk discussion in the Risk Management Report.
Potential problem loans and advances
Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those discussed above, and as discussed in “Impact of the current credit environment” in the Risk Management Report.
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
Cross border outstandings exceeding 1% of total assets
At 31 December 2010, 2009 and 2008, the Group had no cross border outstandings exceeding 1% of total assets.
Cross border outstandings between 0.75% and 1% of total assets
At 31 December 2010, 2009 and 2008, the Group had no cross border outstandings between 0.75% and 1% of total assets.
Cross border outstandings between 0.5% and 0.75% of total assets
At 31 December 2010, 2009 and 2008, the Group had no cross border outstandings between 0.5% and 0.75% of total assets.

Business and Financial Review
Balance Sheet Business Review continued
Country risk exposure
The country risk exposure table below shows the total credit risk exposures to central and local governments, government guaranteed, bank and financial institutions, retail and corporate customers at 31 December 2010 and 2009. The table excludes credit risk exposures to other Santander group companies, which are presented separately.
31 December 2010

	Central and local	Government	Banks and financial
	governments(1)	guaranteed	institutions	Retail	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn

UK	23.7	9.8	28.8	191.4	33.6	287.3
US	5.2	—	7.8	0.1	1.5	14.6
Switzerland	3.2	—	1.9	—	—	5.1
Germany	—	0.1	2.3	—	0.2	2.6
France	—	0.2	1.8	—	0.3	2.3
Spain	0.2	—	0.5	0.1	0.4	1.2
Jersey	—	—	—	—	1.1	1.1
Netherlands	—	—	0.2	—	0.8	1.0
Australia	—	0.1	0.1	0.1	0.5	0.8
Luxembourg	—	—	0.2	—	0.5	0.7
Denmark	—	0.4	0.1	—	0.1	0.6
Canada	—	—	0.5	—	0.1	0.6
Isle of Man	—	—	—	0.2	0.3	0.5
Ireland	—	—	0.1	—	0.2	0.3
Guernsey	—	—	—	—	0.3	0.3
Cayman Islands	—	—	—	—	0.3	0.3
British Virgin Islands	—	—	—	—	0.3	0.3
Italy	—	—	0.2	—	—	0.2
Japan	—	—	0.2	—	—	0.2
Portugal	—	—	—	—	0.1	0.1
Austria	—	—	0.1	—	—	0.1
Belgium	—	—	0.1	—	—	0.1
Norway	—	—	0.1	—	—	0.1
Finland	—	—	0.1	—	—	0.1
Bermuda	—	—	—	—	0.1	0.1
Singapore	—	—	—	—	0.1	0.1
All others, each under £50m	—	—	—	—	0.2	0.2

	32.3	10.6	45.1	191.9	41.0	320.9

31 December 2009

	Central and local	Government	Banks and financial
	governments(1)	guaranteed	institutions	Retail	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn

UK	4.6	7.8	34.6	165.3	31.6	243.9
US	0.9	—	5.4	0.1	1.6	8.0
Germany	0.3	0.1	2.8	0.1	—	3.3
Italy	—	—	2.9	—	0.1	3.0
Spain	0.3	—	1.4	—	0.6	2.3
France	—	0.2	1.2	—	0.3	1.7
Ireland	—	—	1.1	0.1	0.4	1.6
Guernsey	—	—	0.6	—	0.7	1.3
Luxembourg	—	—	0.5	—	0.5	1.0
Netherlands	0.2	—	0.4	—	0.3	0.9
Australia	—	0.1	0.4	0.1	0.3	0.9
Switzerland	—	—	0.8	—	—	0.8
Denmark	—	0.4	0.2	—	0.1	0.7
Austria	0.3	—	0.2	—	0.1	0.6
Cayman Islands	—	—	0.3	—	0.2	0.5
Norway	—	—	0.3	—	0.1	0.4
Canada	—	—	0.2	—	0.1	0.3
Jersey	—	—	0.1	—	0.2	0.3
Portugal	0.1	—	0.1	—	—	0.2
Isle of Man	—	—	—	0.2	—	0.2
Greece	—	—	—	—	0.1	0.1
Belgium	—	—	0.1	—	—	0.1
Bermuda	—	—	—	—	0.1	0.1
Marshall Islands	—	—	—	—	0.1	0.1
Malaysia	—	—	0.1	—	—	0.1
Gibraltar	—	—	—	—	0.1	0.1
Nigeria	—	—	—	—	0.1	0.1
All others, each under £50m	—	—	—	—	0.1	0.1

	6.7	8.6	53.7	165.9	37.8	272.7

(1)	Excludes the exposure on margin given with respect to the Bank of England’s Special Liquidity Scheme.

Business and Financial Review
Balance Sheet Business Review continued
In addition, at 31 December 2010 and 2009 the Group had credit risk exposures to other Santander group companies of:

	Banks and financial
	institutions	Corporate	Total
31 December 2010	£bn	£bn	£bn

Spain	2.7	0.1	2.8

	2.7	0.1	2.8

	Banks and financial
	institutions	Corporate	Total
31 December 2009	£bn	£bn	£bn

Spain	7.9	0.9	8.8
United Kingdom	3.5	0.2	3.7
Portugal	1.4	2.0	3.4
US	1.0	—	1.0
Brazil	0.1	—	0.1

	13.9	3.1	17.0

The above exposures at 31 December 2010 consisted of reverse repos of £646m, all of which were collateralised by OECD Government (but not Spanish) securities, floating rate notes of £148m, asset-backed securities of £69m and gross derivative exposures of £1,944m subject to International Swaps and Derivatives Association (‘ISDA’) Master Agreements including the Credit Support Annex. During 2010, unsecured lending to the parent was repaid. In addition, exposures to UK companies were eliminated on consolidation following the acquisition of those companies by the Group (See Note 49 to the Consolidated Financial Statements).
Derivative assets and liabilities

	2010	2009	2008
	£m	£m	£m

Assets
- held for trading	21,951	21,472	31,713
- held for fair value hedging	2,426	1,355	3,412

	24,377	22,827	35,125

Liabilities
- held for trading	20,390	16,775	25,420
- held for fair value hedging	2,015	2,188	2,390

	22,405	18,963	27,810

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
     Further details of the derivatives held by the Group, both for trading and hedging purposes, including notional amounts and assets and liabilities analysed by contract type is contained in Note 14 to the Consolidated Financial Statements.
Tangible fixed assets

	2010	2009	2008
	£m	£m	£m

Property, plant and equipment	1,705	1,250	1,202

Capital expenditure incurred during the year	759	343	197

Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 26 to the Consolidated Financial Statements. The Group had 1,554 property interests at 31 December 2010 (2009: 1,565). The total consisted of 401 freeholds (2009: 209) and 1,153 operating lease interests (2009: 1,356), occupying a total floor space of 565,254 square metres (2009: 569,255 square metres). The number of property interests is more than the number of individual properties as the Group has more than one interest in some properties.

Business and Financial Review
Balance Sheet Business Review continued
The majority of the Group’s property interests are retail branches. Included in the above total are 33 properties (2009: 36 properties) that were not occupied by the Group at 31 December 2010. Of the Group’s individual properties, 1,247 are located in the UK (2009: 1,262), 1 in Europe (2009: 1) and 2 in the US (2009: 2). There are no material environmental issues associated with the use of the above properties.
     The Group has 12 principal sites including its headquarters. They are used for its Treasury operations; the banking back office and Human Resources; Corporate Banking; the telephone distribution operations as well as Credit Cards, Debt Management, Finance, Compliance and Marketing.
     Management believes its existing properties and those under construction, together with those it leases, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.
Deposits by banks(1)
The balances below include deposits by banks that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2010	2009	2008
	£m	£m	£m

Year-end balance(1)	33,522	46,680	48,982
Average balance(2)	37,626	34,597	34,064
Average interest rate(2)	0.68%	1.64%	3.36%

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £1,274m (2009: £652m, 2008: £1,100m).

(2)	Calculated using monthly data.
At 31 December 2010, deposits by foreign banks amounted to £4,554m (2009: £15,282m, 2008: £13,031m).
     The following tables set forth the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2010	2009	2008
	£m	£m	£m

UK	36,087	30,842	31,661
Non-UK	1,539	3,755	2,403

	37,626	34,597	34,064

Deposits by customers
The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2010	2009	2008
	£m	£m	£m

Year-end balance	168,619	148,020	135,119
Average balance(1)	155,612	155,623	99,056
Average interest rate(1)	1.59%	1.50%	3.79%

(1)	Calculated using monthly data.
The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2010	2009	2008
	£m	£m	£m

UK
Retail demand deposits	73,367	73,060	55,096
Retail time deposits	49,780	42,873	23,590
Wholesale deposits	24,002	32,587	15,026

	147,149	148,520	93,712

Non-UK
Retail demand deposits	2,979	3,170	1,742
Retail time deposits	4,914	3,724	2,063
Wholesale deposits	570	209	1,539

	8,463	7,103	5,344

	155,612	155,623	99,056

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
Short-term borrowings
The Group includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the Group’s balance sheet. The Group’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for each of the years ended 31 December 2010, 2009 and 2008.

	2010	2009	2008
	£m	£m	£m

Securities sold under repurchase agreements
- Year-end balance	32,922	16,294	29,934
- Year-end interest rate	0.29%	0.39%	1.54%
- Average balance(1)	28,414	22,963	22,426
- Average interest rate(1)	0.64%	0.54%	2.69%
- Maximum balance(1)	32,922	29,816	29,934

Commercial paper
- Year-end balance	5,331	7,028	4,234
- Year-end interest rate	2.10%	1.83%	1.78%
- Average balance(1)	5,434	5,669	4,550
- Average interest rate(1)	1.52%	1.64%	3.35%
- Maximum balance(1)	6,703	7,506	6,405

Borrowings from banks (Deposits by banks)(2)
- Year-end balance	8,202	10,570	16,249
- Year-end interest rate	0.70%	0.41%	2.35%
- Average balance(1)	10,038	10,908	14.451
- Average interest rate(1)	0.51%	0.72%	3.27%
- Maximum balance(1)	12,211	12,739	21,517

Negotiable certificates of deposit
- Year-end balance	8,925	9,188	9,638
- Year-end interest rate	1.31%	1.73%	4.17%
- Average balance(1)	11,093	7,519	12,729
- Average interest rate(1)	1.41%	2.69%	4.9%
- Maximum balance(1)	14,694	9,188	15,807

Other debt securities in issue
- Year-end balance	3,595	5,185	2.785
- Year-end interest rate	1.64%	2.21%	4.70%
- Average balance(1)	6,023	4,133	3,655
- Average interest rate(1)	1.99%	2.69%	5.28%
- Maximum balance(1)	7,269	7,265	5,032

(1)	Calculated using monthly data.

(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £1,274m (2009: £652m, 2008: £1,100m).

Business and Financial Review
Balance Sheet Business Review continued
The Group issues commercial paper generally in denominations of not less than US$50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC.
Certificates of deposit and certain time deposits
The following table sets forth the maturities of the Group’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2010. A proportion of the Group’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2010.
     Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

		In more than three	In more than six
	Not more than	months but not more	months but not more	In more than
	three months	than six months	than one year	one year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:
- UK	567	317	288	10	1,182
- Non-UK	5,879	1,162	685	17	7,743
Wholesale time deposits:
- UK	1,437	13	50	178	1,678

	7,883	1,492	1,023	205	10,603

At 31 December 2010, an additional £209m (2009: £10m) of wholesale deposits were repayable on demand.
Debt securities in issue
The Group has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

		2010	2009	2008
	Note	£m	£m	£m

Trading liabilities	31	1,118	1,213	1,775
Financial liabilities designated at fair value	32	3,682	4,366	5,268
Debt securities in issue	33	51,783	47,758	58,511
Subordinated liabilities	34	6,372	6,949	8,863

		62,955	60,286	74,417

Most of the debt securities that the Group has issued are classified as “Debt securities in issue” in the balance sheet. The remaining debt securities issued by the Group are classified separately in the balance sheet, either because they qualify as Trading liabilities or were designated upon initial recognition as Financial liabilities designated at fair value, or there are key differences in the legal terms of the securities, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (“Subordinated liabilities”). Further information is set out in Notes 31 to 34 to the Consolidated Financial Statements.
Retirement benefit obligations

	2010	2009	2008
	£m	£m	£m

Total net liabilities	173	1,070	813

The Group operates a number of defined contribution and defined benefit pension schemes, and post retirement medical benefit plans. Detailed disclosures of the Group’s retirement benefit obligations are contained in Note 37 to the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review continued
Contractual obligations
The amounts and maturities of contractual obligations in respect of guarantees are described in Note 38 to the Consolidated Financial Statements. Other contractual obligations are:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
	£m	£m	£m	£m	£m

Deposits by banks (1) (2)	33,522	30,295	1,082	2,064	81
Deposits by customers — repos(1)	11,112	11,112	—	—	—
Deposits by customers — other(2)	157,507	141,037	11,167	4,795	508
Derivative financial instruments	22,405	2,530	4,355	3,256	12,264
Debt securities in issue(3)	56,583	19,055	3,673	5,577	28,278
Subordinated liabilities	6,372	449	—	—	5,923
Retirement benefit obligations	173	5	11	11	146
Operating lease obligations	613	78	208	54	273
Purchase obligations	713	315	183	123	92

Total	289,000	204,876	20,679	15,880	47,565

(1)	Securities sold under repurchase agreements.

(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.

(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 29 and 30 to the Consolidated Financial Statements.
     The Group has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.
     Under current conditions, the Group’s working capital is expected to be sufficient for its present requirements and to pursue its planned business strategies.
Off-Balance Sheet Arrangements
In the ordinary course of business, the Group issues guarantees on behalf of customers. The significant types of guarantees are:
>	It has been normal in the UK to issue cheque guarantee cards to current account customers holding chequebooks, as historically retailers did not generally accept cheques without such form of guarantee. The guarantee was not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The issuing bank is liable to honour these cheques even where the customer does not have sufficient funds in his or her account. The issuing bank’s guarantee liability is in theory the number of cheques written and deposited with retailers multiplied by the amount guaranteed per cheque, which can be between £50 and £100. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee.
     Following years of declining cheque usage, extensive research and reducing acceptance amongst retailers, in 2009 the UK Payments Council agreed to a UK industry-wide withdrawal of the UK Cheque Guarantee Scheme from 30 June 2011. In line with this announcement, we are phasing out cheque guarantee cards on replacement cards and card renewals. Customers can continue to use unguaranteed cheques, and cheque books will continue to be available in the usual way.
     As a result, the Group’s guarantee liability is decreasing as new cards are issued without the guarantee, meaning that the Group will no longer be liable to honour cheques where the customer does not have sufficient funds in his or her account. On this basis management have assessed the risk with respect to this guarantee as highly remote and decreasing. We consider the risk of loss as part of the impairment loss allowance requirement on bank accounts.
>	Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of the Group’s customer. These are also included in the normal impairment loss allowance assessment alongside other forms of credit exposure.

>	The Group, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries, businesses and other assets. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Appropriate provisions are made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

Business and Financial Review
Balance Sheet Business Review continued
Further information regarding off-balance sheet arrangements can be found in the Risk Management Report — Impact of the Current Credit Environment on page 124. See Note 38 to the Consolidated Financial Statements for additional information regarding the Group’s guarantees, commitments and contingencies. In the ordinary course of business, the Group also enters into securitisation transactions as described in Note 18 to the Consolidated Financial Statements. The securitisation companies are consolidated. The mortgage assets continue to be administered by the Group. The securitisation companies provide the Group with an important source of long-term funding.
Capital management and resources
Capital management and capital allocation
The Group adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. Details of the Group’s objectives, policies and processes for managing capital, including the group capital table, can be found in Note 51 to the Consolidated Financial Statements.
Capital and risk management disclosures required by Pillar 3
Santander is supervised by the Banco de España on a consolidated basis. The Group has applied Santander’s approach to capital measurement and risk management in its implementation of Basel II. As a result, the Group has been classified as a significant sub-group of Santander at 31 December 2010. The relevant Pillar 3 disclosure requirements for the Group are set out below. Further information on the Basel II risk measurement of the Group’s exposures is included in Santander’s Pillar 3 report.
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
     On 9 January 2009, primarily in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company.
     On 3 August 2010, Banco Santander S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK as described in Note 49 to the Consolidated Financial Statements and will be used to support organic and inorganic growth.
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
Capital ratios
The calculations of Group capital are prepared on a basis consistent with the Group’s regulatory filings. Ratios are calculated by taking the relevant capital resources as a percentage of risk weighted assets.
     The table below summarises the Group’s capital ratios:

	2010	2009

Core Tier 1 (after deductions)	11.5%	6.8%
Tier 1	14.8%	9.5%
Total capital	20.6%	17.6%

Business and Financial Review
Balance Sheet Business Review continued
Regulatory capital resources
The table below analyses the composition of the Group’s regulatory capital resources. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings.

	2010	2009
	£m	£m

Core Tier 1 capital:
Called up share capital	3,105	2,412
Share premium	5,620	1,857
Retained earnings and other reserves	2,403	2,251

	11,128	6,520

Deductions from Core Tier 1 capital:
Intangible Assets	(2,265)	(1,541)
Securitisation positions	(93)	(75)
Expected losses	(274)	(325)

	(2,632)	(1,941)

Total Core Tier 1 capital after deductions	8,496	4,579
Non-cumulative Preference Shares	845	833
Innovative Tier 1 instruments	1,463	1,332
Excess on limits for including innovative Tier 1 capital and other Tier 1 capital	86	(306)

Total Tier 1 Capital after deductions	10,890	6,438

Tier 2 capital:
Subordinated debt	4,721	5,516
Excess innovative Tier 1 capital	—	306
Other	10	10

	4,731	5,832

Deductions from Tier 2 capital:
Securitisation positions	(93)	(75)
Expected losses	(360)	(325)

Total Tier 2 capital after deductions	4,278	5,432

Total Capital Resources	15,168	11,870

The Group’s Core Tier 1 capital consists of ordinary share capital, share premium and audited profits for the years ended 31 December 2010 and 2009 after adjustment to comply with the UK Financial Services Authority’s rules.
     A reconciliation of Core Tier 1 capital to the Group’s statutory total shareholders’ equity is set out below:

	2010	2009
	£m	£m

Total shareholders’ equity (Accounting basis. See Consolidated Balance Sheet)	12,274	7,222
Less: Reserve Capital Instruments (See Note 39)	(297)	(297)
Less: Non-cumulative preference shares and Perpetual Preferred Securities (See Note 39)	(597)	(591)
Less: available for sale reserve	(10)	(12)
Pensions adjustment	(221)	217
Changes in liabilities designated as fair value through profit or loss from changes in Group’s own credit risk	(21)	(19)

Core Tier 1 capital	11,128	6,520

The IAS19 pension deficit is deducted from shareholders’ equity. In the Group’s regulatory filings, the next five years’ deficit contributions are treated as a deduction. Valuation adjustments relating to liabilities designated at fair value through profit or loss which are not attributable to changes in benchmark interest rates are excluded from regulatory capital resources.
     The increase in Core Tier 1 capital primarily related to additional share capital subscribed for. For capital management purposes and in accordance with the UK Financial Services Authority’s rules, Innovative Tier 1 capital instruments are treated as Tier 1 capital. The UK Financial Services Authority’s capital gearing rules restrict the amount of Innovative Tier 1 capital included in Tier 1 capital to 15% of Core Tier 1 capital after deductions. The excess is classified as Tier 2.
     Non-cumulative Preference Shares consist of the £325m Sterling Preference Shares, the £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities and the £300m fixed/floating rate non-cumulative callable preference shares. Details of these instruments are set out in Notes 34 and 39 to the Consolidated Financial Statements.
     Innovative Tier 1 Instruments consist of the US$ 1,000m Non-Cumulative Trust Preferred Securities, £300m Step-up Callable Perpetual Reserve Capital Instruments and the £300m Step Up Callable Perpetual Preferred Securities. Details of these instruments are set out in Notes 34 and 39 to the Consolidated Financial Statements.
     Details of the subordinated debt issues that meet the UK Financial Services Authority’s definition of Tier 2 capital are set out in Note 34 to the Consolidated Financial Statements. In accordance with the UK Financial Services Authority’s rules, in the last five years to maturity, dated subordinated debt issues are amortised on a straight line basis.
     During 2010 and 2009, accounting valuation adjustments to Tier 1 and Tier 2 instruments were also included in capital as permitted in accordance with UK Financial Services Authority rules. The Group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset.

Business and Financial Review
Balance Sheet Business Review continued
The expected losses deduction represents the difference between expected loss calculated in accordance with the Group’s Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. Details of the Group’s accounting policy for impairment loss allowances are set out in Note 1 to the Consolidated Financial Statements. Expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and which are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances which account for losses incurred at the balance sheet date.
     Intangible assets represent goodwill arising principally on the acquisition of certain businesses as described in Note 49 to the Consolidated Financial Statements and certain capitalised computer software costs.
Regulatory capital requirement
The table below analyses the composition of the Group’s regulatory capital requirements. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings.

	2010	2009
	£m	£m

Credit Risk — Standardised approach:
Institutions	12	16
Corporates	783	602
Retail	476	208
Secured on real estate property	184	210
Past due items	50	38
Other items	313	254

	1,818	1,328

Credit Risk — IRB approach:
Retail exposures secured by real estate collateral	1,814	1,732
Qualifying revolving retail	146	149
Other retail	269	298
Institutions	107	188
Corporates	674	581
Other items	49	62

	3,059	3,010

Counterparty risk capital component	119	213

Operational risk — standardised approach	612	529

Market Risk:
Interest rate Position Risk Requirement (‘PRR’)	2	34
Equity PRR	19	37
Commodity PRR	24	45
Foreign exchange PRR	15	33
Internal models	217	166

	277	315

Total Pillar 1 capital requirement	5,885	5,395

Risk weighted assets (based on an 8% capital charge)	73,563	67,438

The Group applies Basel II to the calculation of its capital requirement. In addition, the Group applies the Retail IRB and AIRB approaches to its credit portfolios. See the Risk Management Report on page 122 for discussion of future regulatory changes, including Basel III. Residential lending capital resources requirement include securitised residential mortgages.
     In 2010, although core business volumes increased, these increases were offset by de-leveraging of certain non-core portfolios. There was an additional increase in risk weighted assets due to the acquisition of certain businesses as described in Note 49 to the Consolidated Financial Statements.
Funding and Liquidity
The Board is responsible for the Group’s liquidity risk management and control framework and has approved key liquidity limits in setting the Group’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, the Group abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control. The Group also complies with the UK Financial Services Authority’s liquidity requirements, and has appropriate liquidity controls in place. In the Group’s opinion, working capital is sufficient for its present requirements.
     Liquidity risk is the potential that, although remaining in operation, the Group does not have sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.
     See the Risk Management Report for more information.

Business and Financial Review
Balance Sheet Business Review continued
Cash flows

	2010	2009	2008
	£m	£m	£m

Net cash inflow/(outflow) from operating activities	11,384	2,929	(21,444)
Net cash (outflow)/inflow from investing activities	(1,324)	1,433	19,402
Net cash inflow/(outflow) from financing activities	8,935	(4,621)	(7,381)

Increase/(decrease) in cash and cash equivalents	18,995	(259)	(9,423)

For the year ended 31 December 2010, cash and cash equivalents increased by £18,995m and for the years ended 31 December 2009 and 2008, cash and cash equivalents decreased by £259m and £9,423m, respectively. The following discussion highlights the major activities and transactions that affected the Group’s cash flows during 2010, 2009 and 2008.
     In 2010, the net cash inflow from operating activities of £11,384m, resulted from the Group’s lending activities and the continued de-leveraging process which saw significant disposals and maturities in the Treasury asset portfolio as well as the sale of the majority of the Group’s holdings of AAA-rated prime mortgage-backed securities. During 2009, customer deposits exceeded net lending as a consequence of an increase in customer confidence. During 2008, net cash outflow was used to fund the Group’s core business of origination of mortgages in Retail Banking.
     In 2010, the net cash outflow from investing activities of £1,324m resulted from the acquisition and disposal of subsidiaries of £1,168m and the purchase of tangible and intangible fixed assets of £873m offset by the net inflow of £626m from the purchase, sale and redemption of debt securities. In 2009, the net inflow from investing activities of £1,433m reflected the cash arising from the sale and redemption of debt securities. Due to ongoing market volatility only a portion of the cash generated was used to acquire new debt securities during the year. In 2008, the net inflow from investing activities of £19,402m primarily arose as a result of the acquisition of Bradford & Bingley plc’s savings business in September 2008 to strengthen the Group’s retail customer deposit base and franchise, which generated £18,001m of cash. This, plus additional inflows from customer deposits, was invested in new lending.
     In 2010, the net cash inflow from financing activities of £8,935m reflected new issues of loan capital of £21,409m offset by repayments of loan capital maturing in the year of £15,973m and the receipt of £4,456m from the injection of additional equity capital into the Company. In 2009, the net outflow from financing activities of £4,621m reflected the repayment of loan capital that matured during the year, which was partially offset by new issues of loan capital. In 2008, the cash outflow from financing activities of £7,381m to repay loan capital reflected the maturity of some existing issues, which was not offset by new issues of loan capital given market conditions at the time.
     In 2010, cash and cash equivalents increased by £18,995m, principally due to the Group holding significantly more high quality liquid assets in response to new regulatory requirements. In 2009, net cash and cash equivalents decreased by £259m, largely reflecting cash dividends on ordinary shares paid during the year. In 2008, the decrease in cash and cash equivalents of £9,423m was principally a result of reducing cash and cash equivalents in the Global Banking & Markets operations to fund our Retail Banking lending.
Cash Flows from Operating Activities
For the years ended 31 December 2010, 2009 and 2008, net cash inflow/(outflow) from operating activities was £11,384m, £2,929m, and £(21,444)m, respectively. The Group’s operating assets and liabilities support the Group’s lending activities, including the origination of mortgages and unsecured personal loans. During 2010, the Group continued its de-leveraging process which saw significant disposals and maturities in the Treasury asset portfolio as well as the sale of the majority of the Group’s holdings of AAA-rated prime mortgage-backed securities. During 2009, customer deposits exceeded net lending as a consequence of an increase in customer confidence. During 2008, net cash was used to fund the Group’s core business of origination of mortgages in Retail Banking.
     In 2009, the net cash inflow related largely to an increase in deposits by banks and deposits by customers. Our stability in the environment which contributed to an increase in customer confidence resulted in the increase in deposits by banks and customer accounts. The UK Government’s efforts on quantitative easing and reduced activity in Global Banking & Markets also contributed to this increase. This increase was partially offset by a substantial adverse foreign exchange movement which is a consequence of sterling weakening against foreign currencies.
     In 2008, in addition to the movement related to the acquisition of Bradford & Bingley plc’s savings business, other strong customer deposit inflows were partially offset by a reduction in deposits by banks. The remaining significant changes relate to the reduction of activity in Global Banking & Markets.
     The amount and timing of cash flows related to the Group’s operating activities may vary significantly in the normal course of business as a result of market conditions and trading strategies in the short term markets business of Global Banking & Markets.

Business and Financial Review
Balance Sheet Business Review continued
Cash Flows from Investing Activities
The Group’s investing activities primarily involve the acquisition and disposal of businesses, and the purchase and sale of tangible and intangible assets.
     In 2010, there was a net cash outflow of £1,324m from investing activities. This outflow principally arose from the acquisition of Santander Cards and Santander Consumer (of which the group already held 49.9%) businesses and Santander PB UK (Holdings) Limited and its subsidiaries (of which the Group already held 51% of Santander Private Banking UK Limited). In addition cash of £873m was used to fund the additions to tangible and intangible fixed assets. Of this amount, £556m was spent on additions to the Group’s property portfolio, £240m was invested in the Group’s IT platform including software development of £114m, £45m of other office equipment and furniture and £32m on operating lease assets. The additions to the Group’s property portfolio were principally the acquisition of retail branches that the Group had previously leased (See Note 26 to the Consolidated Financial Statements for further details). These outflows were partly offset by the sale of the available-for-sale securities in order to partly fund the significant contributions made to the pension deficit during the year.
     In 2009, net cash of £1,433m was generated by investing activities, primarily as a result of proceeds of £3,004m in respect of available-for-sale securities that were sold or matured during the year. In line with the Group’s strategy to reduce balance sheet assets in light of prevailing market conditions, only part of the above cash inflows was used to purchase new securities in an amount of £1,133m.
     Cash of £463m was used during 2009 to fund the acquisition of tangible and intangible fixed assets. Of the £463m invested, £120m was invested in furniture and fittings for the Retail Banking branch network as part of branch refurbishments; a further £120m was invested in the continuing development of Partenon, the Santander group’s IT platform; £115m was used to acquire the head office building in London which had previously been leased; and £81m represented the purchase of operating lease assets.
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
     In 2010, Banco Santander, S.A. through a Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into the Company. In addition, there was a net inflow of £5,436m in loan capital. New issues (principally through mortgage backed securities and covered bonds) totalled £21,409m with repayments of £15,973m. Dividends of £900m were paid during the year on the ordinary share capital.
     In 2009, net cash outflow from financing activities was £4,621m, principally due to repayment of loan capital. There were new issues for £1,556m of long-term debt (specifically mortgage covered bonds) in 2009. In addition, £225m of dividends on ordinary shares were paid.
     In 2008, net cash outflow from financing activities was £7,381m, principally due to repayment of loan capital. There were no external issuances of long-term debt in 2008, reflecting the difficult conditions in the credit markets. The net cash used was partially offset by the issuance of £1bn of ordinary share capital. Dividends on ordinary shares of £595m were paid.
Sources of funding and liquidity
The Group is primarily funded by retail deposits. This, together with corporate deposits, forms its commercial bank franchise, which attracts deposits through a variety of entities. More than three quarters of commercial bank customer lending is financed by commercial bank customer deposits. The retail sources primarily originate from the Retail Banking savings business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships.
     Additionally, the Group has a strong wholesale funding base, which is diversified across product types and geography. Through the wholesale markets, the Group has active relationships with more than 500 counterparties across a range of sectors, including banks, central banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. While there is no certainty regarding lines of credit extended to the Group, they are actively managed as part of the ongoing business. No committed lines of credit have been purchased as such arrangements are not common practice in the European banking industry.

Business and Financial Review
Balance Sheet Business Review continued
Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through the Group’s euro medium-term note programmes. The major debt issuance programmes are managed by Abbey National Treasury Services plc on its own behalf, except for the US commercial paper programme, which is managed by Abbey National North America LLC, a guaranteed subsidiary of the Company, and are set out in Note 33 to the Consolidated Financial Statements.
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
     Within the framework of prudent funding and liquidity management, the Group manages its commercial banking activities to minimise liquidity risk. At 31 December 2010, the Group’s loan to deposit ratio was 123% (2009: 126%, 2008: 136%) and this improvement was mainly driven by organic growth in net deposit inflows which exceeded net lending growth. The Group aims to further reduce this ratio strategically over the course of 2011.
     As noted above, on 3 August 2010, Banco Santander S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK and will be used to support organic and inorganic growth.
Securitisation of assets
The Group has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage backed funding programmes. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England’s Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England, Swiss National Bank, and US Federal Reserve facilities). It is expected that issues to third parties and retained issuances will together represent a similar proportion of the Group’s overall funding in 2011 and 2012. In 2010, the Group issued through the Fosse Master Trust the first publicly-placed mortgage-backed securitisation transaction from a UK bank since 2007 that did not include an investor put. The Group raised approximately £10bn from publicly placed residential mortgage-backed securities issuances through its Fosse and Holmes Master Trust Programmes. In early 2011, the Group raised approximately £2bn through a further issuance from the Holmes Master Trust programme. The transaction was denominated in sterling, euro and US dollars.
Bank of England Special Liquidity Scheme
Along with other major UK banks and building societies, the Company participated in the Bank of England’s Special Liquidity Scheme whereby it exchanged self-subscribed-for asset-backed security issuances for highly liquid Treasury Bills. All major UK banks and building societies were required to participate as part of the measures designed to improve the liquidity position of the UK banking system in general. The Company did not participate in the other UK Government backed schemes; namely the Credit Guarantee Scheme and the Asset Purchase Scheme.
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
Uses of funding
The principal uses of liquidity for the Group are the funding of Retail and Corporate Banking lending, payment of interest expense, dividends paid to shareholders, the repayment of debt and consideration for business combinations. The Group’s ability to pay dividends depends on a number of factors, including the Group’s regulatory capital requirements, distributable reserves and financial performance.
Current market conditions
After a positive start to 2010, general wholesale market funding conditions became more volatile through the year. From the Group’s perspective, short-term unsecured money-market funding remained available and the Group issued more medium term funding in 2010 than in recent years. However, spreads continued to remain significantly above historic levels for both secured and unsecured issues. These markets have traditionally been important sources of funding and continue to be so.
     During 2010, the Group issued in excess of £20bn of medium term paper enabling it to comfortably meet day-to-day funding requirements, as well as reduce its reliance on short term unsecured money market funding and significantly increase its liquidity buffer (which predominantly comprises cash at the Bank of England and Federal Reserve as well as holdings of UK Government stock). This allowed the Group to meet both the UK Financial Services Authority’s liquidity requirements and the Group’s own internal liquidity requirements.
     For further information on liquidity, including its risk management and developments during the year, see “Risk Management — Funding and Liquidity Risk” on page 117 and “Risk Management — Impact of the Current Credit Environment” on page 124.

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
     The Group seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Management Report beginning on page 67.
Changes in net interest income — volume and rate analysis
The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the Group for the years ended 31 December 2010, 2009 and 2008. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2010/2009			2009/2008
		Changes due to			Changes due to
	Total	increase/(decrease) in		Total	increase/(decrease) in
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest income
Loans and advances to banks:
- UK	—	37	(37)	(284)	93	(377)
- Non-UK	(1)	84	(85)	(9)	10	(19)
Loans and advances to customers:
- UK	(23)	277	(300)	(573)	2,651	(3,224)
- Non-UK	(1)	(1)	—	2	—	2
Other interest earning financial assets:
- UK	(246)	(154)	(92)	267	848	(581)

Total interest income
- UK	(269)	160	(429)	(590)	3,592	(4,182)
- Non-UK	(2)	83	(85)	(7)	10	(17)

	(271)	243	(514)	(597)	3,602	(4,199)

Interest expense
Deposits by banks:
- UK	(279)	(120)	(159)	108	(6)	114
Deposits by customers — retail demand deposits:
- UK	201	4	197	(1,400)	771	(2,171)
- Non-UK	14	(4)	18	12	40	(28)
Deposits by customers — retail time deposits:
- UK	2	151	(149)	386	445	(59)
- Non-UK	22	24	(2)	(17)	74	(91)
Deposits by customers — wholesale deposits:
- UK	(71)	94	(165)	120	210	(90)
Subordinated debt:
- UK	(7)	(16)	9	(63)	18	(81)
- Non-UK	2	—	2	(7)	10	(17)
Debt securities in issue:
- UK	(554)	(51)	(503)	(1,159)	(75)	(1,084)
- Non-UK	9	17	(8)	(281)	75	(356)
Other interest-bearing liabilities:
- UK	(12)	10	(22)	64	6	58

Total interest expense
- UK	(720)	72	(792)	(1,944)	1,369	(3,313)
- Non-UK	47	37	10	(293)	199	(492)

	(673)	109	(782)	(2,237)	1,568	(3,805)

Net interest income	402	134	268	1,640	2,034	(394)

Business and Financial Review
Balance Sheet Business Review continued
Average balance sheet (1) (2)

	2010			2009			2008
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks:
- UK	19,561	140	0.72	15,477	140	0.90	12,702	424	3.34
- Non-UK	4,345	14	0.32	646	15	2.32	454	24	5.29
Loans and advances to customers:(3)
- UK	190,239	6,798	3.57	182,800	6,821	3.73	134,557	7,393	5.49
- Non-UK	12	1	8.33	18	2	11.11	18	1	5.56
Debt securities:
- UK	6,656	94	1.41	12,141	340	2.80	962	73	7.59

Total average interest-earning assets, interest income	220,813	7,047	3.19	211,082	7,318	3.47	148,693	7,915	5.32

Impairment loss allowances	(1,526)	—	—	(1,464)	—	—	(562)	—	—
Trading business	28,593	—	—	27,586	—	—	35,394	—	—
Assets designated at fair value through profit and loss	8,171	—	—	12,278	—	—	12,769	—	—
Other non-interest-earning assets	39,708	—	—	36,729	—	—	22,885	—	—

Total average assets	295,759	—	—	286,211	—	—	219,179	—	—

Non-UK assets as a % of total	1.47%	—	—	0.23%	—	—	0.22%	—	—

Liabilities
Deposits by banks:
- UK	(4,651)	(87)	1.87	(6,911)	(366)	5.30	(7,079)	(258)	3.64
Deposits by customers — retail demand:(4)
- UK	(73,367)	(1,167)	1.59	(73,060)	(966)	1.32	(55,096)	(2,365)	4.29
- Non-UK	(2,979)	(75)	2.52	(3,170)	(61)	1.92	(1,742)	(49)	2.81
Deposits by customers — retail time:(4)
- UK	(49,780)	(934)	1.88	(42,873)	(932)	2.17	(23,590)	(547)	2.32
- Non-UK	(4,914)	(97)	1.97	(3,724)	(75)	2.01	(2,063)	(92)	4.46
Deposits by customers — wholesale:(4)
- UK	(18,159)	(151)	0.83	(12,796)	(222)	1.73	(4,180)	(102)	2.44
Bonds and medium-term notes:
- UK	(35,073)	(307)	0.88	(37,292)	(861)	2.31	(38,721)	(2,020)	5.22
- Non-UK	(13,825)	(53)	0.38	(10,030)	(44)	0.44	(8,154)	(325)	3.99
Dated and undated loan capital and other subordinated liabilities:
- UK	(6,158)	(219)	3.56	(6,619)	(226)	3.41	(6,221)	(289)	4.65
- Non-UK	(661)	(57)	8.62	(651)	(55)	8.45	(560)	(62)	11.07
Other interest-bearing liabilities UK	(1,197)	(86)	7.18	(1,045)	(98)	9.38	(918)	(34)	3.7

Total average interest-bearing liabilities, interest expense	(210,764)	(3,233)	1.53	(198,171)	(3,906)	1.97	(148,324)	(6,143)	4.14

Trading business	(39,673)	—	—	(49,157)	—	—	(41,538)	—	—
Liabilities designated at fair value through profit and loss	(5,740)	—	—	(3,556)	—	—	(6,650)	—	—
Non-interest-bearing liabilities:
- Other	(29,991)	—	—	(28,142)	—	—	(18,663)	—	—
- Shareholders’ funds	(9,591)	—	—	(7,185)	—	—	(4,004)	—	—

Total average liabilities and shareholders’ funds	(295,759)	—	—	(286,211)	—	—	(219,179)	—	—

Non-UK liabilities as a % of total	7.57%	—	—	6.14%	—	—	5.71%	—	—

Interest spread	—	—	1.66	—	—	1.50	—	—	1.18
Net interest margin	—	—	1.73	—	—	1.62	—	—	1.19

(1)	Average balances are based upon monthly data.

(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2010 was 104.77% (2009: 106.52%, 2008: 100.25%).

(3)	Loans and advances to customers include non-performing loans. See the Risk Management Report — Credit Risk.

(4)	Demand deposits, time deposits and wholesale deposits are defined under “Deposits by customers” above.

Business and Financial Review
Risk Management
The Risk Management report contains audited financial information and forms an integral part of the Consolidated Financial Statements, except as marked on pages 92, 93 and 96 and the Operational Risk and Other Risks sections on pages 121 to 123.
Summary
This Risk Management report describes the Risk Governance Framework of Santander UK plc (the ‘Company’, and together with its subsidiaries, the ‘Group’), and includes more detail on the Group’s key risks, on a segmental basis or aggregated where relevant. It is divided into the following sections:
Introduction — A description of the principles of risk management and the Group’s Risk Governance Framework, including the three tiers of Risk Governance structure.
Economic capital — including analyses of the global risk profile, Return on Risk Adjusted Capital (‘RORAC’) and value creation.
Principal Risks and Risk Management — Definitions and key features of the principal risks facing the Group, together with responsibility for risk management, control and assurance are described on pages 74 and 75, consisting of:
>	Credit Risk

>	Market Risk

>	Funding and Liquidity Risk

>	Operational Risk, and

>	Other Risks
Credit Risk — Disclosures about credit risk are described on pages 76 to 111, consisting of Group-wide disclosures followed by additional segmental disclosures:
>	Total credit risk exposures and maximum exposure to credit risk — including discussions of measurement tools, the credit risk cycle, and credit risk from other standpoints, particularly significant concentrations.

>	Loans and advances:
>	Analysis of the loans and advances as: neither past due nor impaired, past due but not individually impaired, or individually impaired. Further analysis of credit quality and maturity analyses.

>	Impairment loss allowances on loans and advances to customers, including movements in impairment loss allowances and recoveries

>	Non-performing loans (‘NPL’) and advances, collections and recoveries, and restructured loans
>	Segmental disclosures about credit risk:
>	Retail Banking — including its management, an analysis of types and credit quality, and impairment loss allowances, arrears, recoveries and non-performing loans:
>	Mortgages — including higher risk loans, credit quality, arrears, non-performing loans, restructuring and refinancing (including forbearance).

>	Banking and consumer credit — analysis of non-performing loans and advances for unsecured loans, finance leases and other secured loans.

>	Other products — consisting of business banking and private banking.
>	Corporate Banking — including its management, exposures by credit rating and geographical area, the Watchlist, and impairment loss allowances, arrears, recoveries and non-performing loans:

>	Global Banking & Markets — including its management, exposures by credit rating and geographical area, and the Watchlist.

>	Group Infrastructure — including its management, exposures by credit rating and geographical area and the Watchlist.
Market Risk — Disclosures about market risk are described on pages 112 to 116, consisting of a Group-wide discussion followed by additional segmental disclosures:
>	Retail Banking — including its management.

>	Corporate Banking — including its management.

>	Global Banking & Markets — including its management and disclosures on short-term, structural and trading risk.

>	Group Infrastructure — including its management and disclosure of Net Interest Margin sensitivity and the Market Value of Equity sensitivity, and a description of the types of derivative contracts used.
Funding and Liquidity Risk — A description of the funding and liquidity risk the Group faces, along with their management, including analyses of wholesale funding and liquid assets can be found on pages 117 to 120.
Operational Risk — Descriptions of operational risk management and key operational risk activity, as well as regulatory, legal and compliance risk (including Basel II) can be found on pages 121 and 122.
Other Risks — Descriptions of how business/strategic risk, reputational risk, pension obligation risk and residual value risk are managed can be found on page 123.
The Impact of the Current Credit Environment — Detailed disclosures can be found on pages 124 to 134, including a description of the Group’s exposures to certain classes of financial assets and off-balance sheet entities.

Business and Financial Review
Risk Management continued
Introduction
The Group accepts that risk arises from its full range of activities, and actively manages and controls it. The management of risk is an integral part of the Group’s activities. Risk is defined as the uncertainty around the Group’s ability to achieve its business objectives and execute its strategy effectively. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty. The key risks Santander UK is exposed to are credit (including residual credit and concentration), market (including trading and non-traded), funding and liquidity, operational and other risks (including business/strategic, reputational, pension obligation and residual value). Risk measurement is used to capture the source of the uncertainty and the magnitude of its potential effect on the profitability and solvency of the Group. Effective risk management and control is therefore of fundamental importance to the Group’s long-term success.
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
Principles of Risk Management
Risk management at Santander UK is based on the following principles:
>	Involvement of senior management. Santander UK’s risk committee and the Group units’ senior management committees are structured so as to involve senior management in the overall risk oversight process.

>	Independence of the risk function with respect to the business. The segregation of functions between the business areas (which assume risk) and the risk areas entrusted with risk measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

>	Risk as a decision maker. Decisions on credit transactions jointly reviewed by the risk and commercial areas. However, as Risk is independent, it is ultimately the decision maker.

>	Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk taking unit and, if appropriate, for each risk management unit, based on their delegated powers. How transactions and products should be structured, arranged and managed and where they should be accounted for is also defined.

>	Risk measurement. Risk measurement takes into account all risk exposures assumed across the business spectrum and uses measures based on risk components and dimensions, over the entire risk cycle, for the management of risk at any given time. From a qualitative standpoint, this integrated vision translates into the use of certain integrating measures, which are mainly the risk capital requirement and return on risk-adjusted capital (‘RORAC’).

>	Limitation of risk. The limitation of risk is intended to limit, in an efficient and comprehensive manner, the maximum levels of risk for the various risk measures, based on a knowledge of the risks incurred and supported by the necessary infrastructure for risk management, control and reporting, and to ensure that no undesired risks are assumed and that the risk-based-capital charge, risk exposures and losses do not exceed, in any case, the approved maximum levels.

>	Establishment of risk policies and procedures. The risk policies and procedures represent the basic regulatory framework, consisting of frameworks, manuals and operating rules, through which risk activities and processes are regulated.

>	Definition and assessment of risk methodologies. Risk methodologies provide the definitions of the internal risk models applicable to the Group and, therefore, stipulate the risk measures, product valuation methods, yield curve and market data series building methods, calculation of risk-based capital requirements and other risk analysis methods, and the respective calibration and testing processes.

Business and Financial Review
Risk Management continued
Phases of risk management
The risk management and control process at Santander UK is structured into the following phases:
>	Establishment of risk management frameworks and policies that reflect the principles and standards governing the general modus operandi of Santander UK’s risk activities, based on a corporate risk management framework, which comprises the organisational model and the management model, and on a series of more specific corporate frameworks of the functions reporting to the risk unit. Risk units transpose corporate risk regulations into their internal policies and develop the procedures required to implement them.

>	Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions.

>	Measurement of risks using methodologies and models implemented subject to a validation and approval process.

>	Definition of the Group’s risk appetite by setting overall and specific limits for the various types of risks, products, customers, groups, sectors and geographical locations.

>	Preparation and distribution of reports that are reviewed by the heads of Santander UK management.
Key techniques and tools
For many years, Santander UK has managed risk using a number of techniques and tools which are described in detail in various sections of this report. The key techniques and tools used are as follows:
>	Internal ratings and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction or product, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on estimates of loss given default.

>	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.

>	RORAC, which is used both as a transaction and product pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach).

>	Value at Risk, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

>	Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on impairment loss allowances and capital.

Business and Financial Review
Risk Management continued
Risk Governance Framework
The Group adopts a three-tier risk governance framework that establishes responsibilities for:
>	Risk management;

>	Risk control; and

>	Risk assurance.
This ensures segregation of duties between those who take on risk, those who control risk and those who provide assurance. The framework is based on the following five principles:
>	Clearly allocating accountability for risk;

>	Embedded risk culture, starting at the highest levels of our organisation;

>	Creating shareholder value;

>	Independent risk assurance and transparency; and

>	Embedding UK Financial Services Authority ‘Treating Customers Fairly’ principles into policies and processes.
The diagram below shows the Risk Governance Framework in operation in respect of risk management and oversight.
Authority for Risk Management flows from the Santander UK plc Board of Directors (the ‘Board’) to the Chief Executive Officer and from her to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.
     The Risk Division at Banco Santander, S.A. reports to the President of the Comisión Delegada de Riesgos (‘CDR’ or Delegated Risk Committee).
     The main elements of risk governance within the Group are as follows:

Business and Financial Review
Risk Management continued
First tier of risk governance
Risk management is provided by the Board. It approves the Group’s Risk Appetite Statement which is set principally through economic capital measures for each risk type in consultation with Banco Santander, S.A. as appropriate. The Board also approves the strategy for managing risk and is responsible for the Group’s system of internal control. The Board is supported by the Chief Executive Officer and Executive Committee members, who have primary responsibility for understanding, identifying, and owning the risks generated by their lines of business and establishing a framework for managing those risks within the Board-approved risk appetite of the Group. In addition, understanding, identifying, and owning the risks generated by the Group’s operations are the responsibility of the Divisional Heads and central functions. These functions provide technical support and advice to assist in the management and control of risk. Within this tier, there is a process for transaction review and approval within certain thresholds, discharged by the Credit Approvals Committee (‘CAC’), a specific committee established under the authority of the Chief Executive Officer. Transactions reviewed which exceed the threshold limits set are subject to prior review by Banco Santander, S.A.’s Risk Division before final approval by the CAC.
Risk Committee
The Risk Committee is a management committee, established under the authority of and chaired by the Chief Executive Officer.
     The Risk Committee is responsible for a more detailed allocation of the Group’s risk appetite, proposing the Group’s risk policy for approval by the Chief Executive Officer, the Executive Committee, the Board or other parties as appropriate and makes decisions on risk issues within its governing and supervisory powers. Furthermore, the Risk Committee ensures that the Group’s activities are consistent with its risk tolerance level and, in this regard, it sets limits for the main risk exposures, which it reviews systematically.
     The Chief Risk Officer advises the Risk Committee in connection with its work on the following matters:
a) Review
The Risk Committee:
>	Reviews the Risk Report on a monthly basis. The Risk Report is prepared by the Risk Division and highlights all significant risk issues affecting Santander UK;

>	Reviews any recommendations made by the Chief Risk Officer and the Risk Oversight Fora, and elevates them to the Board or the Executive Committee as appropriate;

>	Reviews risk mandates, where appropriate, on an annual basis;

>	Reviews changes in risk policy or appetite that may be recommended by relevant parties from time to time; and

>	Reviews proposals for new products or business lines as appropriate.
b) Give advice and recommendations
The Risk Committee gives advice and recommends action relating to all risk issues to Executive Committee members (individually and collectively). After review, it recommends approval of the:
>	Risk Framework;

>	Risk Appetite; and

>	Escalation of risk policy issues that lie outside its authority to approve.
c) Make decisions
The Risk Committee:
>	Approves risk delegations;

>	Approves risk policy changes that do not require Board approval; and

>	Approves risk mandates, where appropriate.
In addition, with respect to the Basel II Internal Rating Based approach, the Risk Committee:
>	Approves all material aspects of the rating and estimation process, where an Internal Rating Based model has been developed locally and is therefore subject to local validation and local supervisory review;

>	Reviews the roles and responsibilities of the relevant risk functions and the internal/external audit functions; and

>	Reviews the associated management reports.
Where an Internal Rating Based model has been developed and approved by the Banco Santander, S.A. group and therefore has been approved by the Banco de Espana, the responsibility of the Risk Committee is to ratify the model, noting its applicability and relevance to the local environment.

Business and Financial Review
Risk Management continued
Second tier of risk governance
Risk control is provided by the Board independently supported by the Risk Division. The roles of the Chief Risk Officer, the Deputy Chief Risk Officer, and the Risk Division include development of risk measurement methodologies, risk approval, risk monitoring, risk reporting and escalation of risk issues in line with the relevant risk policy for all risks across all lines of Retail Banking, Corporate Banking, Global Banking & Markets and Group Infrastructure business.
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
     The Board, as supported by the Risk Division, is responsible for ensuring compliance with Group policies and limits imposed by Banco Santander, S.A. including:
>	Group-wide risk policies;

>	Group-wide risk limits/parameters;

>	Approval processes relating to transactions that exceed local risk limits;

>	The systematic review of large exposures to clients, sectors, geographical areas and different risk types; and

>	Reporting to Banco Santander, S.A..
Third tier of risk governance
Risk assurance provides independent objective assurance on the effectiveness of the management and control of risk across the Group. This is provided through the Non—Executive Directors, the Audit and Risk Committee and the Internal Audit function.
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
Audit and Risk Committee
The Audit and Risk Committee is made up of Non-Executive Directors, and is a committee of the Board. The Committee has responsibility for:
>	Oversight of the risk governance framework;

>	Review of the effectiveness of the Group’s internal and external audit processes;

>	Review of control policies and procedures including regulatory compliance and financial reporting;

>	Identification, assessment and reporting of risks; and

>	The risk governance structure and associated compliance with risk control policies and procedures.
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

Business and Financial Review
Risk Management continued
Economic capital
Economic capital is an internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile. The concept of economic capital differs from that of regulatory capital, the latter being the capital required by capital adequacy regulations. Economic capital is calculated using the Banco Santander, S.A. economic capital model.
     The economic capital model enables the Group to quantify the consolidated risk profile taking into account the significant risks of the business, as well as the diversification effect inherent in a multi-business group such as Santander UK. The Group uses this model to prepare the economic capital forecasts as part of its internal capital adequacy assessment report in accordance with the UK Financial Services Authority regulations within the framework of Pillar 2 of Basel II. Santander UK monitors the economic capital utilisation and its sufficiency on a monthly basis at Risk Committee.
     The concept of diversification is fundamental to the proper measurement of the risk profile of a multi-business group. Diversification can be explained in terms of the imperfect correlation between the various risks, which means that the largest loss events do not occur simultaneously in all portfolios or for all types of risk. Consequently, the sum of the economic capital of the various portfolios and types of risk, taken separately, is higher than the Group’s total economic capital. In other words, the risk borne by Santander UK as a whole is less than the risk arising from the sum of its various components considered separately.
     The economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their sector or geographic concentration. Product concentration in retail portfolios is captured through the application of an appropriate correlation model.
Risk appetite
The risk appetite is principally set by defining the economic capital limits by risk types. The Board agrees on high level limits for each principal risk type. The authority for managing and monitoring the risk appetite then flows to the Chief Executive Officer and from her to specific individuals. The Chief Risk Officer is responsible for setting other limits to support the monitoring of Board-approved limits, which is in turn supported by the Risk Division and the Risk Oversight Fora.
     The Risk Appetite Statement is recommended by the Chief Executive Officer and approved by the Board, under advice from the Risk Committee. The Risk Appetite Statement is reviewed by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological change). This ensures that the risk appetite continues to be consistent with Santander UK’s current and planned business activities. The Chief Executive Officer under advice from the Risk Committee approves the detailed allocation of risk appetite to different businesses or portfolios. The Chief Risk Officer, supported by the Risk Division, is responsible for the ongoing maintenance of the Risk Appetite Statement.
Return on risk-adjusted capital and value creation
Santander UK uses the RORAC methodology in its credit risk management, with the following activities and objectives:
>	Calculation of economic capital requirement and of the return thereon for the Group’s business units and for business segments and portfolios in order to facilitate an optimal allocation of economic capital.

>	Budgeting of capital requirement and RORAC of the Group’s business units.

>	Analysis and setting of prices in the decision-making process for transactions or products, such as loan approval.
The RORAC methodology facilitates the comparison, on a consistent basis, of the performance of transactions, customers, portfolios and businesses. It also identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximising value creation.

Business and Financial Review
Risk Management continued
Principal Risks and Risk Management
Principal risks
The principal risks affecting the Group are discussed below. Risks are generally managed through tailored management policies within the business division or operating segment in which they are originated. Within Santander UK, these risks are divided into two populations:
>	Population 1: Risks that are deemed to be material and are mitigated by a combination of internal controls and allocation of capital (both regulatory and economic).

>	Population 2: Risks that are deemed to be material but where Santander UK seeks to mitigate its exposure primarily by its internal control arrangements rather than by allocation of capital.
The principal risks are:

Risk type	Definition	Population
Credit Risk (including residual credit and concentration)	Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held.	1
	Credit risk includes residual credit risk, which arises when credit risk measurement and mitigation techniques prove less effective than expected.

	In addition, concentration risk, which is part of credit risk, includes large (connected) individual exposures, and significant exposures to groups of counterparties whose likelihood of default is driven by common underlying factors, e.g. sector, economy, geographical location or instrument type.

Market Risk (including trading and non-traded)	Market risk is the risk of a reduction in economic value or reported income resulting from a change in the variables of financial instruments including interest rate, equity, credit spread, property and foreign currency risks.	1

	Market risk consists of trading and non-traded market risks. Trading market risk includes risks on exposures held with the intention of benefiting from short term price differences in interest rate variations and other market price shifts. Non-traded market risk includes interest rate risk in investment portfolios.

Funding and Liquidity Risk	Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the Group and its depositors. Risks arising from the encumbrance of assets are also included within this definition.	2

	Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Operational Risk	Operational risk is the risk of loss to the Group resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk.	1

Other Risks	Other risks consist of business/strategic risk, reputational risk, pension obligation risk and residual value risk.

	Business/strategic risk is the current or prospective risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. This includes pro-cyclicality and capital planning risk. The internal component is the risk related to implementing the strategy. The external component is the risk of the business environment change on the Group’s strategy.	1

	Reputational risk is the risk of financial loss or reputational damage arising from treating customers unfairly, a failure to manage risk, a breakdown in internal controls, or poor communication with stakeholders. This includes the risk of decline in the value of the Group’s franchise potentially arising from reduced market share, complexity, tenor and performance of products and distribution mechanisms. The reputational risk arising from operational risk events is managed within the operational risk framework.	2

	Pension obligation risk is the risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.	1

	Residual value risk is the risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception.	1

Business and Financial Review
Risk Management continued
Responsibility for risk management, control and assurance
Responsibility for supporting the Board in risk management and control and responsibility for risk assurance may be summarised by principal risk as follows:

	Risk Management	Risk Control	Risk
	Board		Assurance
Credit (including residual credit and concentration)	Retail Banking, Corporate Banking, Global Banking & Markets and Asset and Liability Management (‘ALM’ within Group Infrastructure)	Risk Division — Credit Risk Department	Audit and Risk Committee Internal Audit

Market (including trading and non-traded)	Global Banking & Markets and ALM	Risk Division — Market Risk Department

Funding and Liquidity
- Funding	ALM	Risk Division — Market Risk Department

- Liquidity	ALM	Risk Division — Market Risk Department

Operational
- Non-regulatory	All	Risk Division — Enterprise & Operational Risk Department
- Regulatory	All	Finance Department Legal & Compliance

Other
- Business/strategic	CEO supported by Executive Committee	Chief Risk Officer
- Reputational	CEO supported by Executive Committee	Chief Risk Officer
- Pension obligation	CEO supported by Pensions Committee	Risk Division — Market Risk Department
- Residual value	CEO supported by Risk Committee	Risk Division — Credit Risk Department

Following the outsourcing of key IT and operations processes to Banco Santander, S.A. group companies, risk governance of these entities is crucial. The use of service level agreements and key metrics support this governance. Santander UK works closely, and continues to enhance its interaction, with outsourced service providers via the application of appropriate risk frameworks.

Business and Financial Review
Risk Management continued
Credit Risk
Definition
Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk includes residual credit risk, which arises when credit risk measurement and mitigation techniques prove less effective than expected. In addition, concentration risk which is part of credit risk, includes large (connected) individual exposures, and significant exposures to groups of counterparties whose likelihood of default is driven by common underlying factors, e.g. sector, economy, geographical location or instrument type.
Treatment of credit risk
The specialisation of Santander UK’s risk division is based on the type of customer and, accordingly, a distinction is made between non-standardised customers and standardised customers in the risk management process:
>	Non-standardised customers are defined as those to which a risk analyst has been assigned. This category includes wholesale banking customers, medium and large corporate customers and financial institutions. Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

>	Standardised customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals and individual entrepreneurs and small businesses not classified as non-standardised customers. Management of these risks is based on internal risk assessment and automatic decision-making models, and supported by teams of analysts specialising in this type of risk when the model is not comprehensive enough or is not sufficiently accurate.
Total credit risk exposures
The Group’s exposures to credit risk arise in the following businesses:
>	Retail exposures consist of residential mortgages, banking, and other personal financial services products and are managed by the Retail Banking division.

>	Corporate exposures consist of loans, bank accounts, treasury services, asset finance, cash transmission, trade finance and invoice discounting to small and medium-sized (‘SME’) UK companies and specialist businesses. Corporate exposures are managed by the Corporate Banking division.

>	Wholesale exposures consist of deposits with central banks, loans and debt securities issued or guaranteed by central and local governments (‘sovereign exposures’) and other exposures. Sovereign exposures are managed by the Asset and Liability Management Committee in the Group Infrastructure division and by the Short Term Markets desk in Global Banking & Markets. The Group’s other exposures arise in connection with a variety of purposes:
>	As part of its treasury trading and global corporates lending activities, which are managed by the Global Banking & Markets division;

>	For yield and liquidity purposes, including the Asset and Liability Management Committee portfolio of asset-backed securities, which are managed by the Group Infrastructure division; and

>	In the Treasury asset portfolio which is being run down. This is managed by the Group Infrastructure division.

Business and Financial Review
Risk Management continued
Maximum exposure to credit risk
The following table presents the amount that best represents the Group’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	2010	2009
	£m	£m

Balances with central banks	25,569	3,453
Trading assets	21,034	20,143
Securities purchased under resale agreements	15,073	16,229
Derivative financial instruments	24,377	22,827
Financial assets designated at fair value	6,777	12,358
Available-for-sale securities	175	797
Loan and receivable securities	3,610	9,898
Loans and advances to customers	195,132	186,804
Loans and advances to banks	3,206	6,069
Other	6,185	4,335

Total exposure(1)	301,138	282,913

(1)	In addition, the Group is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 38 to the Consolidated Financial Statements.
Measures and measurement tools
Rating tools
The Group uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Company’s historical experience, with the exception of certain portfolios classified as “low default portfolios”.
     Global rating tools are applied to the sovereign risk, financial institution and global corporates segments. Management of the rating tools for these segments is centralised at Group level, with rating calculation and risk monitoring purposes devolved to the local units under Group supervision. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s expert judgement.
     For non-standardised corporates and financial institutions, Banco Santander, S.A. has defined a single methodology for the construction of a rating in each country, based on an automatic module which includes an initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The latter is based on a corrective questionnaire which enables the analyst to modify the automatic score up or down by up to 2 rating points. The quantitative rating is determined by analysing the credit performance of a sample of customers and the correlation with their financial statements. Ratings assigned to customers are reviewed periodically to include any new financial information available and the Group’s experience in its banking relationship with the customer. The frequency of the reviews is increased when customers reach certain levels in the automatic warning systems or are classified as requiring special monitoring. The rating tools are also reviewed in order to progressively fine-tune the ratings they provide.
     For standardised customers, both legal entities and individuals, the Group has scoring tools that automatically assign a score to the proposed transactions.
     These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.
Credit risk parameters
The assessment of customers or transactions using rating or scoring systems constitutes a judgement of their credit quality, which is quantified through the probability of default (‘PD’), in accordance with Basel II terminology. In addition to PD, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (‘EAD’) and the percentage of EAD that will not be recovered (loss given default or ‘LGD’). In estimating the risk involved in transactions, other factors such as any off-balance sheet exposure and collateral valuations are also taken into account.
     The combination of these risk parameters (i.e. PD, LGD and EAD) enables calculation of the probable loss or expected loss (‘EL’). The risk parameters also make it possible to calculate the regulatory capital requirement in accordance with the Basel II Capital Accord.
     For portfolios with limited internal default experience (e.g. banks) parameter estimates are based on alternative sources, such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.
     For all other portfolios, parameter estimates are based on internal risk models. The PD is calculated by observing the cases of new defaults in relation to the final rating assigned to customers or to the scoring assigned to the related transactions. The LGD is calculated by observing the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process. EAD is calculated by comparing the use of committed facilities at the time of default and their use under normal (i.e. performing) circumstances, so as to estimate the eventual extent of use of the facilities in the event of default.

Business and Financial Review
Risk Management continued
The parameters estimated for global portfolios (e.g. banks) are the same throughout the Banco Santander, S.A. group. Therefore, a financial institution will have the same PD for a specific rating, regardless of the Banco Santander, S.A. group entity in which the exposure is booked. By contrast, local portfolios (e.g. residential mortgages) have specific score and rating systems. PDs are assessed specifically for each local portfolio.
Credit risk cycle
The risk management process consists of identifying, measuring, analysing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the risk taking areas, senior management and the risk units.
     The process begins at senior management level, through the Board of Directors, the Executive Committee and the Risk Committee, which establishes the risk policies and procedures, and the limits and delegations of authorities, and approves and supervises the scope of action of the risk function.
     The risk cycle comprises three different phases:
>	Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting per counterparty. Limits can be established either through the framework of pre-approved or pre-classified limits or by the granting of a specific approval.

>	Sale: this is the decision-making phase for both transactions under pre-classified limits and those which have received specific approval.

>	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.
Risk limit planning and setting
Risk limit setting is a dynamic process that identifies the Group’s risk appetite through the discussion of business proposals and the attitude to risk. This process is defined in the global risk limit plan, a comprehensive document for the integrated management of the balance sheet and its inherent risks, which establishes risk appetite on the basis of the various factors involved. The risk limits are founded on two basic structures: customers/segments and products.
     For non-standardised risks, a top-level risk limit is approved if the quantum of risk required to support the customer is material when compared to its overall financing needs. These limits cover a variety of products (such as lending, trade finance or derivatives) enabling the Group to define a total risk appetite with that customer based on its current and expected financial needs. For global corporate groups, a pre-classification model based on an economic capital measurement and monitoring system is used. For the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements.
     For standardised risks, the risk limits are planned and set using the credit management programme, a document agreed upon by the business areas and the risk units and approved by the Risk Committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.
Risk analysis and credit rating process
Risk analysis is a pre-requisite for the approval of credit to customers by the Group. This analysis consists of examining the customer’s ability to meet its contractual obligations to the Group, which involves analysing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.
     The risk analysis is conducted when a new customer or transaction arises or with a pre-established frequency, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning is triggered or an event affecting the credit risk of the customer or transaction occurs.
Transaction decision-making
The purpose of the transaction decision-making process is to analyse transactions and then make a decision, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return. The Group uses, among others, the RORAC methodology for risk analysis and pricing in the decision-making process on transactions and deals.
Risk monitoring and control
In order to ensure adequate credit quality control in addition to the tasks performed by the internal audit division, the Risk Division has a specific risk monitoring function to which specific resources and persons in charge have been assigned.
     This monitoring function is based on an ongoing process of observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopting mitigating actions. The risk monitoring function is specialised by customer segment.

Business and Financial Review
Risk Management continued
For this purpose a system called “companies under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories, three of which are considered as Active (extinguish, secure and reduce) and one of which is considered Passive (monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.
     Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed. For exposures to standardised customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programmes.
Analysis of the mortgage portfolio
With regard to standardised exposures, the mortgage loan portfolio is particularly noteworthy because of its significance with respect to the Group’s total loans and receivables. Disclosures relating to the mortgage portfolio are set out in the section entitled Credit Risk — Retail Banking.
Risk control function
Supplementing the management process, the risk control function obtains a global view of the Group’s loan portfolio, through the various phases of the risk cycle, with a sufficient level of detail to permit the assessment of the current risk position and any changes therein. Changes in the Group’s risk position are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in future situations, both of an external nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.
     The risk control function is performed by assessing risks from various complementary perspectives, the main pillar being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas of action requiring decision-making.
     In 2009, one of the focus points of the risk control function was to ensure compliance with the corporate criteria for the classification of refinanced portfolios and to monitor production volumes and their performance. In 2010, additional monitoring of restructured debts was implemented, which was used to improve the performance of portfolios.
     Within the corporate framework established in the wider Banco Santander, S.A. group for compliance with the US Sarbanes-Oxley Act 2002, a corporate tool is utilised for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. The Risk Division assesses annually the efficiency of the internal control of its activities.
Scenario analysis
As part of the ongoing risk monitoring and control management process, the Group performs simulations of the portfolio performance in different adverse and stress scenarios (stress testing) which enable it to assess the Group’s capital adequacy in certain future situations. These simulations cover the Group’s main portfolios and are conducted systematically using a corporate methodology with the following features:
>	It determines the sensitivity of risk factors (PD, LGD) to macroeconomic variables.

>	It characterises benchmark scenarios.

>	It identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

>	It estimates the expected loss associated with each scenario and the changes in the risk profile of each portfolio arising from variations in macroeconomic variables.
The simulation models used by the Group use data of a full business cycle to calibrate the performance of risk factors, given certain movements in macroeconomic variables. In the wholesale and corporate banking areas, since low-default portfolios are involved, there is insufficient historical default data available to perform the calibration and, therefore, expert judgment is used.
     The main macroeconomic variables contained in the Group’s scenarios are as follows:
>	Unemployment rate;

>	House prices;

>	GDP;

>	Interest rates; and

>	Inflation rate.
The scenario analysis enables management to better understand the expected performance of the portfolio given certain changing market conditions and situations. The analyses performed, both in base and in stressed scenarios, with a time horizon of five years, show the strength of the balance sheet against the various market and macroeconomic situations simulated.

Business and Financial Review
Risk Management continued
Recovery process
Recovery management is defined as a strategic, integrated business activity. Banco Santander, S.A. has a global model which is applied and implemented locally by the Group, considering the specific features of the business in each area of activity.
     The specific objectives of the recovery process are as follows:
>	To collect payments in arrears so that accounts return to performing status. If this is not possible within a reasonable time period, the aim is to fully or partially recover debts, regardless of their status for accounting or management purposes.

>	To maintain and strengthen the relationship with customers, paying attention to customer payment behaviour.
Credit risk from other standpoints
Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.
Significant concentrations of credit risk
During 2010, the Group’s most significant exposures to credit risk derived from:
>	the residential mortgage portfolio and unsecured personal lending businesses in Retail Banking;

>	secured lending and derivatives exposures to companies, real estate entities and social housing associations, as well as portfolios of assets inconsistent with the Group’s future strategy such as shipping and aviation in Corporate Banking;

>	unsecured lending and derivatives exposure to banks and other financial institutions in Global Banking & Markets; and

>	the Treasury asset portfolio in Group Infrastructure.
The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK. This is a prime portfolio with total exposure of £172.4bn at 31 December 2010 (2009: £166.9bn). The Unsecured Personal Loan portfolio comprises unsecured loans to private individuals issued in the UK. Total exposure stood at £4.0bn at 31 December 2010 (2009: £5.0bn). The commercial mortgage, real estate and social housing portfolios in Corporate Banking comprise loans and associated derivatives secured on UK property, while the corporate and SME portfolios are largely unsecured. The total committed facilities exposure to these portfolios was £30.9bn at 31 December 2010 (2009: £27.9bn).
     Although the operations of Corporate Banking, Global Banking & Markets and Group Infrastructure are based mainly in the UK, they have built up exposures to various entities around the world and are therefore exposed to concentrations of risk related to geographic area. These are further analysed below:

	Group
	2010		2009
	Corporate	Global Banking	Corporate	Global Banking &
	Banking	& Markets	Banking	Markets
Country	%	%	%	%

UK	90	81	88	81
Rest of Europe	5	18	6	13
US	2	—	2	2
Other, including non-OECD	3	1	4	4

	100	100	100	100

Group Infrastructure’s exposures result from its asset portfolios, including the Treasury asset portfolio. The exposures within the Treasury asset portfolio were £5.1bn at 31 December 2010 (2009: £9.6bn). Details of credit ratings and geographic analysis can be found on pages 110 and 111.
     Geographical exposures are governed by country limits set by Santander centrally and determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country and its gross domestic product. The Group is constrained in its country risk exposure, within the group limits, and by its capital base.
Credit risk mitigation
In managing its gross exposures, the Group uses the policies and processes described in the Credit Risk sections below. Collateral, when received, can be held in the form of security over mortgaged property, debentures over a company’s assets and through market-standard collateral agreements.

Business and Financial Review
Risk Management continued
Loans and advances
The following tables categorise the Group’s loans and advances into three categories as: neither past due nor impaired, past due but not individually impaired, or individually impaired. For certain homogeneous portfolios of loans and advances, impairment is assessed on a collective basis and each loan is not individually assessed for impairment. Loans in this category are classified as neither past due nor impaired, or past due but not individually impaired, depending upon their arrears status. The impairment loss allowances include allowances against financial assets that have been individually assessed for impairment and those that are subject to collective assessment for impairment.
2010

	Group
	Neither past	Past due but			Impairment	Total
	due nor	not individually	Individually		loss	carrying
	impaired	impaired	impaired	Total	allowances	value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m

Trading assets
- Loans and advances to banks	8,281	—	—	8,281	—	8,281
- Loans and advances to customers	8,659	—	—	8,659	—	8,659
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	11	—	—	11	—	11
- Loans and advances to customers	5,468	—	—	5,468	—	5,468
Loans and advances to banks
- Placements with other banks	3,206	—	—	3,206	—	3,206
- Amounts due from parent	646	—	—	646	—	646
Loans and advances to customers
- Advances secured on residential property	161,168	3,735	1,170	166,073	(526)	165,547
- Corporate loans	15,395	256	677	16,328	(396)	15,932
- Finance leases	2,600	21	32	2,653	(19)	2,634
- Other secured advances	3,607	274	61	3,942	(77)	3,865
- Other unsecured advances	7,131	233	370	7,734	(637)	7,097
- Amounts due from fellow subsidiaries	57	—	—	57	—	57
Loans and receivables securities	3,600	—	16	3,616	(6)	3,610

Total loans and advances	219,829	4,519	2,326	226,674	(1,661)	225,013

2010

	Company
	Neither past	Past due but			Impairment	Total
	due nor	not individually	Individually		loss	carrying
	impaired	impaired	impaired	Total	allowances	value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m

Financial assets designated at fair value through profit and loss
- Loans and advances to banks	55	—	—	55	—	55
- Loans and advances to customers	44	—	—	44	—	44
Loans and advances to banks
- Placements with other banks	1,118	—	—	1,118	—	1,118
- Amounts due from parent	3	—	—	3	—	3
- Amounts due from subsidiaries	114,836	—	—	114,836	—	114,836
Loans and advances to customers
- Advances secured on residential property	161,152	3,735	1,170	166,057	(524)	165,533
- Corporate loans	5,075	160	494	5,729	(140)	5,589
- Other secured advances	3,175	242	53	3,470	(77)	3,393
- Other unsecured advances	3,642	118	258	4,018	(399)	3,619
- Amounts due from fellow subsidiaries	46	—	—	46	—	46
- Amounts due from subsidiaries	1,043	—	316	1,359	(316)	1,043
Loans and receivables securities	5,368	—	16	5,384	(6)	5,378

Total loans and advances	295,557	4,255	2,307	302,119	(1,462)	300,657

Business and Financial Review
Risk Management continued
2009

	Group
	Neither past	Past due but			Impairment	Total
	due nor	not individually	Individually		loss	carrying
	impaired	impaired	impaired	Total	allowances	value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m

Trading assets
- Loans and advances to banks	6,791	—	—	6,791	—	6,791
- Loans and advances to customers	9,089	—	—	9,089	—	9,089
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	6,379	—	—	6,379	—	6,379
Loans and advances to banks
- Placements with other banks	1,605	—	—	1,605	—	1,605
- Amounts due from parent	5,995	—	—	5,995	—	5,995
- Amounts due from associates	1,551	—	—	1,551	—	1,551
Loans and advances to customers
- Advances secured on residential property	155,295	4,097	1,074	160,466	(484)	159,982
- Corporate loans	11,836	166	507	12,509	(357)	12,152
- Finance leases	1,566	19	17	1,602	(2)	1,600
- Other secured advances	3,571	127	121	3,819	(62)	3,757
- Other unsecured advances	4,505	220	525	5,250	(394)	4,856
- Amounts due from fellow subsidiaries	4,457	—	—	4,457	—	4,457
Loans and receivables securities	9,870	—	34	9,904	(6)	9,898

Total loans and advances	222,510	4,629	2,278	229,417	(1,305)	228,112

2009

	Company
	Neither past	Past due but			Impairment	Total
	due nor	not individually	Individually		loss	carrying
	impaired	impaired	impaired	Total	allowances	value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m

Financial assets designated at fair value through profit and loss
- Loans and advances to banks	160	—	—	160	—	160
- Loans and advances to customers	45	—	—	45	—	45
Loans and advances to banks
- Placements with other banks	995	—	—	995	—	995
- Amounts due from parent	1	—	—	1	—	1
- Amounts due from associates	1	—	—	1	—	1
- Amounts due from subsidiaries	108,661	—	—	108,661	—	108,661
Loans and advances to customers
- Advances secured on residential property	118,240	3,626	880	122,746	(395)	122,351
- Other secured advances	3,530	117	112	3,759	(55)	3,704
- Other unsecured advances	4,362	188	486	5,036	(351)	4,685
- Amounts due from fellow subsidiaries	71	—	—	71	—	71
- Amounts due from subsidiaries	938	—	98	1,036	(98)	938

Total loans and advances	237,004	3,931	1,576	242,511	(899)	241,612

Credit quality of loans and advances that are neither past due nor individually impaired
The credit quality of loans and advances that are neither past due nor individually impaired is as follows:
2010

	Group
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m

Trading assets
- Loans and advances to banks	8,035	191	55	8,281
- Loans and advances to customers	8,659	—	—	8,659
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	11	—	—	11
- Loans and advances to customers	5,468	—	—	5,468
Loans and advances to banks
- Placements with other banks	3,193	—	13	3,206
- Amounts due from parent	646	—	—	646
Loans and advances to customers
- Advances secured on residential property	148,086	12,542	540	161,168
- Corporate loans	10,211	4,768	416	15,395
- Finance leases	1,165	1,370	65	2,600
- Other secured advances	1,670	1,655	282	3,607
- Other unsecured advances	1,086	5,805	240	7,131
- Amounts due from fellow subsidiaries	57	—	—	57
Loans and receivables securities	2,457	486	657	3,600

Total loans and advances	190,744	26,817	2,268	219,829

Business and Financial Review
Risk Management continued
2010

	Company
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m

Financial assets designated at fair value through profit and loss
- Loans and advances to banks	55	—	—	55
- Loans and advances to customers	44	—	—	44
Loans and advances to banks
- Placements with other banks	1,105	—	13	1,118
- Amounts due from parent	3	—	—	3
- Amounts due from subsidiaries	114,836	—	—	114,836
Loans and advances to customers
- Advances secured on residential property	148,072	12,540	540	161,152
- Corporate loans	1,576	3,320	179	5,075
- Other secured advances	1,470	1,456	249	3,175
- Other unsecured advances	555	2,965	122	3,642
- Amounts due from fellow subsidiaries	46	—	—	46
- Amounts due from subsidiaries	1,043	—	—	1,043
Loans and receivables securities	4,256	486	626	5,368

Total loans and advances	273,061	20,767	1,729	295,557

2009

	Group
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m

Trading assets
- Loans and advances to banks	6,610	181	—	6,791
- Loans and advances to customers	9,089	—	—	9,089
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	6,379	—	—	6,379
Loans and advances to banks
- Placements with other banks	1,605	—	—	1,605
- Amounts due from parent	5,995	—	—	5,995
- Amounts due from associates	1,551	—	—	1,551
Loans and advances to customers
- Advances secured on residential property	141,820	13,023	452	155,295
- Corporate loans	7,276	4,444	116	11,836
- Finance leases	1,452	114	—	1,566
- Other secured advances	1,412	2,065	94	3,571
- Other unsecured advances	1,212	3,184	109	4,505
- Amounts due from fellow subsidiaries	4,457	—	—	4,457
Loans and receivables securities	4,217	5,645	8	9,870

Total loans and advances	193,075	28,656	779	222,510

2009

	Company
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m

Financial assets designated at fair value through profit and loss
- Loans and advances to banks	160	—	—	160
- Loans and advances to customers	45	—	—	45
Loans and advances to banks
- Placements with other banks	995	—	—	995
- Amounts due from parent	1	—	—	1
- Amounts due from associates	1	—	—	1
- Amounts due from subsidiaries	108,661	—	—	108,661
Loans and advances to customers
- Advances secured on residential property	105,848	11,939	453	118,240
- Other secured advances	1,531	1,912	87	3,530
- Other unsecured advances	1,172	3,084	106	4,362
- Amounts due from fellow subsidiaries	71	—	—	71
- Amounts due from subsidiaries	938	—	—	938

Total loans and advances	219,423	16,935	646	237,004

Business and Financial Review
Risk Management continued
Internal measures of credit quality have been used in the table analysing credit quality, above. Different measures are applied to retail and wholesale lending, as follows:

	Retail Lending				Wholesale and
	Expected loss	Probability of default		Probability of default	Corporate Lending

Financial statements description	Unsecured(1)	Secured(2)		Business Banking(3)	Probability of default

Good	0.0 – 0.5%	0.0 – 0.5	%(4)	0.0 – 0.5%	0.0 – 0.5%
Satisfactory	0.5 – 12.5%	0.5 – 12.5%		0.5 – 12.5%	0.5 – 12.5%
Higher Risk	12.5%+	12.5	%+(5)	12.5%+	12.5%+

(1)	Unsecured consists of other unsecured advances to individuals.

(2)	Secured consists of advances to individuals secured on residential property.

(3)	Business Banking consists of other secured advances and other unsecured advances to small businesses.

(4)	Or a loan-to-value (‘LTV’) ratio of less than 75%.

(5)	Or an LTV ratio exceeding 75%.
Summarised descriptions of credit quality used in the financial statements relating to retail and wholesale lending are as follows:

Good	There is a very high likelihood that the asset will not default and will be recovered in full. The exposure has a negligible or low probability of default. Such exposure also exhibits a strong capacity to meet financial commitments and only exceptionally shows any period of delinquency.

Satisfactory	There is a high likelihood that the asset will be recovered and is therefore of no cause for concern to the Group. The asset has low to moderate probability of default, strong recovery rates and may typically show only short periods of delinquency. Typically these are high loan-to-value mortgages or most unsecured lending. Moderate to high application scores, credit bureau scores or behavioural scores characterise this credit quality.

Higher Risk	All rated accounts that are not viewed as Good or Satisfactory are rated as Higher Risk. The assets are characterised by some concern over the obligor’s ability to make payments when due. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due i.e. the assets have not yet converted to actual delinquency and is expected to settle all outstanding amounts of principal and interest.
Maturity analysis of loans and advances that are past due but not individually impaired
A maturity analysis of loans and advances that are past due but not individually impaired is set out below.
     In the retail loan portfolio, a loan or advance is considered past due when any contractual payments have been missed and for secured loans, when they are more than 30 days in arrears. The amounts disclosed in the table are the total financial asset of the account, not just the past due payments. All retail accounts are classified as non-impaired as impairment loss allowances are raised collectively with the exception of properties in possession, where an impairment loss allowance is raised on a case by case basis and hence are not included in the table below.
     In the corporate loan portfolio, a loan or advance is considered past due when it is 90 days or more in arrears, and also when the Group has reason to believe that full repayment of the loan is in doubt.
2010

	Group

	Past due up	Past due 1-2	Past due 2-3	Past due 3-6	Past due 6
	to 1 month	months	months	months	months and over	Total
	£m	£m	£m	£m	£m	£m

Loans and advances to customers
- Advances secured on residential property	—	1,444	827	1,031	433	3,735
- Corporate loans	—	—	—	256	—	256
- Finance leases	—	16	2	3	—	21
- Other secured advances	—	48	40	72	114	274
- Other unsecured advances	59	108	29	23	14	233

Total loans and advances	59	1,616	898	1,385	561	4,519

2010

	Company
	Past due up	Past due 1-2	Past due 2-3	Past due 3-6	Past due 6
	to 1 month	months	months	months	months and over	Total
	£m	£m	£m	£m	£m	£m

Loans and advances to customers
- Advances secured on residential property	—	1,444	827	1,031	433	3,735
- Corporate loans	—	—	—	160	—	160
- Other secured advances	—	42	35	64	101	242
- Other unsecured advances	54	25	14	11	14	118

Total loans and advances	54	1,511	876	1,266	548	4,255

Business and Financial Review
Risk Management continued
2009

	Group
	Past due up	Past due 1-2	Past due 2-3	Past due 3-6	Past due 6
	to 1 month	months	months	months	months and over	Total
	£m	£m	£m	£m	£m	£m

Loans and advances to customers
- Advances secured on residential property	—	1,532	886	1,111	568	4,097
- Corporate loans	—	—	—	166	—	166
- Finance leases	—	—	—	19	—	19
- Other secured advances	—	41	13	17	56	127
- Other unsecured advances	99	43	20	30	28	220

Total loans and advances	99	1,616	919	1,343	652	4,629

2009

	Company
	Past due up	Past due 1-2	Past due 2-3	Past due 3-6	Past due 6
	to 1 month	months	months	months	months and over	Total
	£m	£m	£m	£m	£m	£m

Loans and advances to customers
- Advances secured on residential property	—	1,369	803	992	462	3,626
- Other secured advances	—	38	12	16	51	117
- Other unsecured advances	94	39	19	24	12	188

Total loans and advances	94	1,446	834	1,032	525	3,931

Impairment loss allowances on loans and advances to customers
The Group’s impairment loss allowances policy is set out in Note 1 to the Consolidated Financial Statements.
Year-end impairment loss allowances on loans and advances to customers
An analysis of the Group’s impairment loss allowances on loans and advances to customers is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Observed impairment loss allowances
Advances secured on residential properties — UK	369	313	174	74	45
Corporate loans — UK	271	185	13	—	—
Finance leases — UK	2	1	—	—	1
Other secured advances — UK	55	50	37	32	73
Unsecured personal advances — UK	381	341	227	250	243

Total observed impairment loss allowances	1,078	890	451	356	362

Incurred but not yet observed impairment loss allowances
Advances secured on residential properties — UK	157	171	184	102	60
Corporate loans — UK	125	172	289	—	—
Finance leases — UK	17	1	1	—	—
Other secured advances — UK	22	12	11	8	3
Unsecured personal advances — UK	256	53	65	85	111

Total incurred but not yet observed impairment loss allowances	577	409	550	195	174

Total impairment loss allowances	1,655	1,299	1,001	551	536

Movements in impairment loss allowances on loans and advances to customers
An analysis of movements in the Group’s impairment loss allowances on loans and advances is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Impairment loss allowances at 1 January	1,299	1,001	551	536	394
Amounts written off
Advances secured on residential properties — UK	(42)	(84)	(32)	(9)	(11)
Corporate loans — UK	(68)	—	—	—	—
Finance leases — UK	(5)	(4)	—	(1)	—
Other secured advances — UK	(48)	(17)	(9)	(24)	(27)
Unsecured personal advances — UK	(448)	(425)	(262)	(339)	(205)

Total amounts written off	(611)	(530)	(303)	(373)	(243)

Observed impairment losses charged against profit
Advances secured on residential properties — UK	98	223	132	38	35
Corporate loans — UK	154	172	13	—	—
Finance leases — UK	6	5	—	—	—
Other secured advances — UK	53	30	14	(17)	(25)
Unsecured personal advances — UK	488	539	239	346	289

Total observed impairment losses charged against profit	799	969	398	367	299

Incurred but not yet observed impairment losses charged against profit	(53)	(141)	(4)	21	86

Total impairment losses charged against profit	746	828	394	388	385

Assumed through transfers of entities under common control	221	—	359	—	—

Impairment loss allowances at the end of the year	1,655	1,299	1,001	551	536

Business and Financial Review
Risk Management continued
Recoveries
An analysis of the Group’s recoveries is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Advances secured on residential properties — UK	1	1	1	2	2
Corporate loans — UK	12	23	—	—	—
Finance leases — UK	1	1	—	—	—
Other secured advances — UK	—	—	12	6	7
Unsecured personal advances — UK	20	30	33	36	32

Total amount recovered	34	55	46	44	41

Group non-performing loans and advances(1,3)
An analysis of the Group’s non-performing loans and advances is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Non-performing loans and advances that are impaired	1,843	1,613	1,143	296	375
Non-performing loans and advances that are not impaired	1,874	2,000	1,235	596	451

Total non-performing loans and advances(2)	3,717	3,613	2,378	892	826

Total Group customer assets(3,4)	202,090	190,067	183,345	118,399	109,035

Total Group impairment loss allowances	1,655	1,299	1,001	551	536

	%	%	%	%	%

Non-performing loans and advances as a % of customers assets	1.84	1.90	1.30	0.75	0.76
Coverage ratio(5)	44.53	35.95	42.09	61.77	64.89

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.

(2)	All non-performing loans continue accruing interest.

(3)	Accrued interest is excluded for purposes of these analyses.

(4)	Customer assets include social housing loans and finance leases, and exclude trading assets.

(5)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
Further analyses on the Group non-performing loans and advances are set out respectively, in the Retail Banking and Corporate Banking credit risk discussions below.
Group loan collections, rehabilitation and recoveries
The Collections & Recoveries Department (‘Collections & Recoveries’) is responsible for debt management initiatives by the Retail Banking division. The Workouts and Collections Department (‘Workouts & Collections’) is responsible for debt management activities on the other portfolios.
     Debt management strategies, which include using collection tools, negotiating repayment arrangements and debt counselling, can start prior to actual payment default or as early as the day after a repayment is past due and can continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk. Further information on loan collections and recoveries activity is set out in the Retail Banking and Corporate Banking sections below.
Group restructured loans
Loans have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period), a refinancing (either a term extension or an interest only concession) or, in limited cases, a debt for equity swap. For further information, refer to the discussions of restructured loans in the Retail Banking and Corporate Banking sections.
     As at 31 December 2010, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £1,435m (2009: £894m).

Business and Financial Review
Risk Management continued
Credit Risk — Retail Banking
Definition
Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises principally in connection with Retail Banking’s loan and investment assets (including residential mortgages, unsecured lending, and finance leases and other secured lending).
Managing credit risk
Retail Banking aims to actively manage and control credit risk. The Group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Group’s credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and on an on-going basis) and of a good credit quality.
     The Board has approved a set of risk appetite limits to cover credit risk arising in Retail Banking. Within these limits, credit mandates and policies are approved with respect to products sold by the Group.
Retail Banking customer assets
An analysis of Retail Banking customer assets is presented below.

	2010	2009	2008
	£bn	£bn	£bn

Advances secured on residential properties(1)	165.8	160.6	153.2
Other secured advances(2)
- Commercial mortgages	2.2	2.2	2.3
- Other	0.4	—	—
Unsecured loans
- Overdrafts(3)	0.5	0.6	0.6
- Unsecured Personal Loans(3,4)	3.4	4.2	5.7
- Other loans (cards and consumer) (3)	3.8	—	—
Finance leases(5)	1.5	—	—
Other loans	0.2	0.1	0.1

Total	177.8	167.7	161.9

(1)	Excludes loans to UK Social Housing Associations, which are managed within Corporate Banking, accrued interest and other items.

(2)	Additional commercial mortgages of £1.3bn (2009: £1.6bn, 2008 £1.5bn) are managed and classified within Corporate Banking.

(3)	Overdrafts, UPLs and other loans relating to cards and consumer are disclosed within unsecured loans and other loans in Note 17.

(4)	Includes cahoot UPLs of £0.2bn (2009: £0.3bn, 2008 £0.4bn).

(5)	Additional finance leases of £1.2bn are managed and classified within Corporate Banking.
Residential mortgages(1)
An analysis of movements in Retail Banking mortgage balances is presented below.

	2010	2009	2008
	£bn	£bn	£bn

As at 1 January	160.6	153.2	104.5
Gross mortgage lending in the year	23.9	26.1	31.8
Capital repayments in the year	(18.6)	(18.8)	(20.7)
Acquired through business combinations	—	—	37.6
Other(2)	—	0.1	—

As at 31 December	165.9	160.6	153.2

(1)	Excludes loans to UK Social Housing Associations, which are managed and classified within Corporate Banking.

(2)	Transfers between segments.
Unsecured personal lending(1)
An analysis of movements in Retail Banking unsecured personal lending balances is presented below.

	2010	2009	2008
	£bn	£bn	£bn

As at 1 January	5.0	6.3	7.2
Gross lending in the year	1.3	1.5	0.9
Capital repayments in the year	(2.4)	(2.8)	(1.8)
Acquired through business combinations	0.1	—	—

As at 31 December	4.0	5.0	6.3

(1)	Includes UPLs, overdrafts and cahoot and excludes consumer finance and Santander Cards credit cards.

Business and Financial Review
Risk Management continued
Retail Banking lends on many types of property but only after a credit risk assessment of the borrower, including affordability modelling (i.e. an assessment of the customer’s capacity to repay) and an assessment of the property is undertaken. The quality of the mortgage assets are monitored to ensure that they are within agreed portfolio limits. Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, Loan-to-Value (LTV) ratio, borrower status and the mortgage credit score.
     All mortgages provided by Retail Banking are secured on UK or Isle of Man properties. All properties must be permanent in construction; mobile homes are not acceptable. The Group can provide a loan for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.
     Prior to granting any first mortgage loan on a property, the Group has the property valued by an approved and qualified surveyor. The valuation is based on Group guidelines, which build upon the Royal Institution of Chartered Surveyors guidance on valuation methods. In the case of re-mortgages, where the LTV is 75% or lower, the risk judged by the size of the advance requested is medium to low, the credit score of the applicant is considered medium or high, and an accurate, reputable automated valuation is available, this may substitute for a surveyor’s valuation.
     For existing mortgages, the current values of the properties on which individual mortgages are secured are estimated quarterly. For each individual property, details such as address, type of property and number of bedrooms are supplied to an independent agency that estimates current property valuations using information from recent property transactions and valuations. All additional loans require an automated valuation or surveyor’s valuation. The use of an automated valuation depends upon the availability of a reliable automated valuation, and the level of credit risk posed by the proposed loan.
     Until 2008, for additional lending where a first-charge mortgage was already held with the Group and the LTV was less than 90%, the original property value was subject to indexation and no further survey carried out. During 2008, this practice was phased-out, with all additional loans requiring an automated valuation or surveyor’s valuation.
Higher risk loans
The Group is principally a retail prime lender and does not originate second charge mortgages. A small portfolio of second charge mortgages was acquired as a result of the transfer of Alliance & Leicester plc to the Company. This portfolio is in run-down and amounted to £32m at 31 December 2010.
     Certain mortgage products may be considered higher risk. Operating as a prime lender in the UK mortgage market, the Group does not have any material sub-portfolio demonstrating very poor performance. The portfolio’s arrears performance has continued to be relatively stable and favourable to industry benchmarks. Arrears rates and loss rates continued to be very low. Nonetheless, there are some mortgage types that present higher risks than others. These products consist of:
a) Interest-only loans
Interest-only mortgages require monthly interest payments and the repayment of principal at maturity. This can be arranged via investment products including Individual Savings Accounts and pension policies, or by the sale of the property. It is the customer’s responsibility to ensure that they have sufficient funds to repay the principal in full at maturity.
     Interest-only mortgages are well-established and common in the UK market. Lending policies to mitigate the risks inherent in this repayment structure are in place and mature. While the risks are higher than capital repayment mortgages, they are only modestly so. The performance of this significant sub-portfolio has been in line with expectations and stable.
b) Flexible loans
Flexible mortgages allow customers to vary their monthly payment, or take payment holidays, within predetermined criteria and/or up to an agreed credit limit. Customers are also permitted to draw down additional funds at any time up to the limit or redraw amounts that have been previously overpaid.
c) Loans with original loan-to-value >100%
Progressively stricter lending criteria are applied to mortgages above a loan-to-value of 75%. Prior to 2009, in limited circumstances, customers were able to borrow more than 100% of the value of the property against which the loan was secured, within certain limits. In 2010 and 2009, no loans were made with a loan-to-value of more than 100% (2008: less than 0.1%). In 2010 and 2009, less than 0.1% of new secured loan advances were made with a loan-to-value of more than 90% (2008: 2%). Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced, arrears and the costs of liquidation.
d) Sub-prime lending
The Group has no appetite or product offering for sub-prime business. The Group’s credit policy explicitly prohibits such lending and is designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality.

Business and Financial Review
Risk Management continued
Mortgage credit quality and credit risk mitigation — loan-to-value analysis(1)

	2010	2009	2008

Loan-to-value analysis:
New business
< 75%	74%	83%	62%
75% – 90%	26%	17%	36%
> 90%	—	—	2%

	100%	100%	100%

Average loan-to-value of new business (at inception)	62%	61%	65%

Stock
< 75%	67%	61%	67%
75% – 90%	22%	22%	22%
90% – 100%	7%	10%	7%
>100% i.e. negative equity	4%	7%	4%

	100%	100%	100%

Average loan-to-value of stock (indexed)	51%	52%	51%

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
Loan-to-value analysis
During the first half of 2010, LTV on new business completions declined during the first quarter (fourth quarter 2009: 64%, first quarter 2010: 61%), but started to rise in the second quarter to 62%, due to targeted policy relaxation and competitive pricing at higher LTV. This increased modestly during the second half of 2010, with the fourth quarter 2010 LTV at 63% (third quarter 2010: 63%) due to increased higher LTV applications.
     At 31 December 2010, 4% (2009: 7%) of the retail mortgage portfolio was over 100% LTV. The decrease was due to an increase in property prices during the period, and continued control of the retention process.
     At 31 December 2010, the indexed stock LTV decreased to 51% from 2009 (Q3 2010: 51%, Q4 2009: 52%) due to changes in the net lending mix, and rising house prices evidenced in the portfolio revaluation.
Mortgage credit quality and credit risk mitigation — borrower profile(1)

	2010	2009	2008

Borrower profile:
New business
First-time buyers	21%	17%	11%
Home movers	47%	37%	25%
Remortgagers	32%	46%	64%

	100%	100%	100%

Of which:(2)
- Interest-only loans	34%	36%	53%
- Flexi loans	19%	9%	14%
- Loans with original LTV >100%	—	—	—

Stock
First-time buyers	18%	17%	16%
Home movers	39%	38%	39%
Remortgagers	43%	45%	45%

	100%	100%	100%

Of which: (2)
- Interest-only loans	42%	43%	43%
- Flexi loans	19%	18%	18%
- Loans with original LTV >100%	—	—	—

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.

(2)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
Borrower profile
During 2010, the proportion of new business from remortgages continued to decrease. This trend continued to be seen across the UK market as low interest rates and stricter lending criteria continued to reduce the incentives for customers to remortgage to another lender.
     During 2009, the proportion of new business from remortgages began to decrease. This trend was seen across the UK market as lower interest rates and stricter lending criteria began to reduce the incentives for customers to remortgage to another lender.

Business and Financial Review
Risk Management continued
Average earnings multiple (at inception)

	2010	2009	2008

Average earnings multiple (at inception)	2.9	2.8	3.0

During 2010, the average earnings multiple (at inception) increased as compared to 2009 due to a higher proportion of lending to first-time buyers which generally have higher earnings multiples. During 2009, the average earnings multiple (at inception) decreased as compared to 2008 due to reduced risk appetite and stricter lending criteria.
Mortgage arrears, restructuring, forbearance and repossessed collateral
Collections & Recoveries is responsible for all debt management initiatives on the secured loan portfolio for Retail Banking. Debt management strategies, which include negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.
     Collections & Recoveries’ activities exist to ensure customers who have failed to make their contractual or required minimum payments or have exceeded their agreed credit limits are encouraged to pay back the required amounts, and in the event they are unable to do so to pursue recovery of the debt in order to maximise the net recovered balance.
     The overall aim is to minimise losses whilst not adversely affecting brand, customer loyalty, fee income, or compliance with relevant legal and regulatory standards.
     Collections & Recoveries activity is performed within either:
>	Santander UK, by Collections & Recoveries, utilising the Group’s operational centres and involves the use of selected third party specialists where appropriate.

>	Additional outsourced providers, using operational centres approved by the Group as sufficiently capable to deal with the Group customers to the high standards expected by the Group.
Effective collections and recoveries activity is dependent on:
>	Predicting customer behaviours and treating customers fairly: By monitoring and modelling customer profiles and designing and implementing appropriate customer communication and repayment strategies, the Group’s collections and recoveries strategies are designed to balance treating customers fairly with prioritising monies owed to the Group by the customer.

>	Negotiation: Ongoing communication and negotiation with the customer are the dominant criteria in recovery management at any time during the life of the account (even the legal phase) so as to meet the objective of recovering the highest amount as quickly as possible and at the least cost.

>	Monitoring customer repayment promises: It is essential that agreements or promises agreed with the customer for the repayment of debts are monitored and evaluated to ensure that they are reducing the indebtedness of the customer and are cost effective for the organisation (i.e. adding positive financial value over operational costs).

An agreement or promise is defined as any transaction in which a firm commitment is made with the customer, in relation to a specific payment schedule. In most instances, where repayment is maintained in accordance with the promise, fees and charges to the account are withheld. Where the customer fails to meet their obligations, enforcement activity will resume where appropriate. This will involve statutory notice of default, termination of agreement and the account may be referred to debt recovery agents.

>	Management aimed at the customer: Effective collections management is focussed on assisting the customer in finding workable and sustainable repayment solutions based on the customer’s personal financial circumstances and needs. This approach engenders and builds customer loyalty and the priority of repayment to the Group. Understanding customers enables the Group to arrange repayment solutions which are best for the customer whilst meeting the financial objectives of the Group.

>	Customer relationship management: Collections & Recoveries will have sight of information about some of a customer’s other Santander UK retail products (e.g. banking, unsecured personal loan and mortgage) and this will be taken into consideration when agreeing repayment plans. For example, a repayment plan for unsecured personal loans will not be agreed if such a plan compromises the customer’s ability to repay their Santander UK bank account. This approach reduces the risk of duplicating collections and recoveries activity and associated costs (e.g. payment of fees to external companies and the fees of lawyers taking the same measures).

>	Standardisation and automation of recovery proceedings: Standard processes are defined based on the number of payments or cycles of delinquency. Strategies are defined to automate the production of legislatively required documentation (such as Consumer Credit Act (‘CCA’) statutory notices of default) and to automate, so far as is possible, the transfer of customers to appropriate post write-off recovery action at pre-defined strategy stages. Documentation is converted and stored in electronic format, except where this is not permitted for legal reasons.

>	Ongoing management and coordination between all parties involved: Appropriate coordination is required between Santander UK internal collection departments, outsource and in-source collections services providers and in-house and outsourced post write-off collection agents in order to assure a smooth transfer of cases from one area to another and to quickly resolve any problems which might arise.

Business and Financial Review
Risk Management continued
If the agreed repayment arrangement is not maintained, legal proceedings may be undertaken and may result in the property being taken into possession. The Group sells the repossessed property at market price and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by the Group varies according to the number of new possessions and the buoyancy of the housing market.
Mortgages — Non-performing loans and advances

	2010	2009	2008
	£m	£m	£m

Total mortgages non-performing loans and advances(1, 2)	2,343	2,436	1,490
Total mortgage asset(2)	165,772	160,552	153,343
Total impairment loan loss allowances for mortgages	526	484	358

	%	%	%

Mortgages non-performing loans and advances as a percentage of total mortgage asset	1.41	1.52	0.97
Coverage ratio(3)	22.45	19.87	24.03

(1)	Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.

(2)	Accrued interest is excluded for purposes of these analyses.

(3)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
In 2010, mortgage non-performing loans as a percentage of mortgage assets decreased to 1.41% from 1.52% at 31 December 2009, despite the growth in the mortgage asset, as a result of effective collection processes, the high quality of the mortgage portfolio, stable unemployment and persistently low interest rates. Similarly, the level of mortgage non-performing loans and advances reduced to £2,343m at 31 December 2010 (2009: £2,436m). However, impairment loss allowances increased to £526m (2009: £484m) principally due to the higher number of loans and advances subject to the Group’s forbearance process, which require higher levels of impairment loss allowances to reflect their increased risk characteristics. At 31 December 2010, the coverage ratio increased to 22.45% (2009: 19.87%) as a result of both the increase in the impairment loss allowances and the decline in the level of mortgage non-performing loans and advances.
     In 2009, mortgage non-performing loans as a percentage of mortgage assets increased to 1.52% from 0.97% at 31 December 2008 as a result of the rise in unemployment in the fourth quarter of 2008, which continued in 2009, as well as an increase in the mortgage asset. Impairment loss allowances at 31 December 2009 increased to £484m (2008: £358m) for similar reasons.
Mortgages — non-performing loans and advances by higher risk loan type(1)

	2010	2009	2008
	£m	£m	£m

Total mortgages non-performing loans and advances	2,343	2,436	1,490

Of which:
- Interest only loans	1,608	1,665	1,001
- Flexi loans	226	251	218
- Loans with original LTV > 100%	22	25	11

(1)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
Mortgages — Arrears
The following table analyses the residential mortgage arrears status at 31 December 2010, 2009 and 2008 for Retail Banking by volume and value.

	2010		2009		2008
	Volume	Value(1)	Volume	Value(1)	Volume	Value(1)
	‘000	£m	‘000	£m	‘000	£m

Performing	1,588	160,867	1,564	155,380	1,532	148,838
Early arrears(2)	23	2,439	25	2,625	29	2,886
Late arrears(3)	21	2,343	22	2,436	14	1,490
Properties in possession	1	123	1	110	1	129

	1,633	165,772	1,612	160,551	1,576	153,343

(1)	Excludes accrued interest.

(2)	Early arrears refer to mortgages that are between 31 days and 90 days in arrears.

(3)	Late arrears refer to mortgages that are over 90 days in arrears.

Business and Financial Review
Risk Management continued
The following table set forth information on UK residential mortgage arrears (separately for higher risk loans and the remaining loan portfolio) at 31 December 2010, 2009 and 2008 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’).

						CML(2)
	Group(1)					(unaudited)
	Higher risk loans(3)			Remaining
	Interest-only	Flexible	Loans with original	loan
Mortgage arrears	loans	loans	LTV > 100%	portfolio	Total(3)
	(Percentage of total mortgage loans by number)

31 to 60 days in arrears:
31 December 2008	0.57	0.11	—	0.56	1.19	—
31 December 2009	0.45	0.07	0.01	0.51	1.00	—
31 December 2010	0.41	0.06	—	0.47	0.92	—

61 to 90 days in arrears:
31 December 2008	0.32	0.06	—	0.30	0.65	—
31 December 2009	0.27	0.04	—	0.29	0.58	—
31 December 2010	0.23	0.03	—	0.26	0.51	—

Over 3 to 6 months in arrears:
31 December 2008	0.31	0.06	—	0.28	0.62	1.01
31 December 2009	0.41	0.05	0.01	0.36	0.80	0.97
31 December 2010	0.36	0.05	—	0.33	0.72	0.87

Over 6 to 12 months in arrears:
31 December 2008	0.13	0.03	—	0.11	0.26	0.62
31 December 2009	0.22	0.04	—	0.16	0.40	0.81
31 December 2010	0.20	0.03	—	0.15	0.37	0.69

Over 12 months in arrears:
31 December 2008	0.02	—	—	0.02	0.05	0.25
31 December 2009	0.09	0.03	—	0.07	0.17	0.60
31 December 2010	0.11	0.02	—	0.08	0.20	0.55

(1)	Group data is not readily available for arrears less than 31 days.

(2)	Council of Mortgage Lenders data is not available for arrears less than three months.

(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories. As a result, the total of the mortgage arrears for higher risk loans and remaining loan portfolio will not agree to the total mortgage arrears percentages.
Mortgage arrears collection and rehabilitation of accounts
When a mortgage is in arrears, the account is considered due and classified in the Collections category. The Collections & Recoveries department follows the Collections & Recoveries policies and makes use of various collection and rehabilitation tools with the aim to bring the customer account up to date as soon as possible. The policies comply with the Mortgage: Conduct of Business (‘MCOB’) rules and Treating Customers Fairly (‘TCF’) principles of the UK Financial Services Authority. The procedures are discussed below.
Mortgage: Conduct of Business (Unaudited)
The MCOB rules, issued by the UK Financial Services Authority in 2003, govern the relationship between mortgage lenders and borrowers in the UK. They apply to regulated mortgage contracts which are entered into after 31 October 2004. The MCOB rules are designed to improve the information available to consumers and increase their ability to make informed choices in the mortgage market. Santander UK’s Collections & Recovery policies for the mortgage business comply with MCOB as follows.
We will:

>	Ensure that we adopt a reasonable approach to the time over which any arrears should be repaid, having particular regard to the need to establish a payment plan which is feasible in terms of the borrower’s circumstances.

>	Allow the borrower (unless we have good reason not to) to change the date on which the payment is due or the method of making payment and will give the customer a written explanation of our reasons if we refuse the request.

>	Consider all refinance options that may include extending the mortgage term or movement to interest only as per the latest policy guidelines.

>	Not automatically capitalise arrears, but will consider capitalisation subject to the satisfaction of policy guidelines.

>	Advise the borrower to obtain advice from various debt counselling agencies that provide free and impartial advice to the general public, and will work with all such parties to assist the borrower if the customer wants us to.

>	Provide the borrower with a complete written update of any alternative repayment arrangements agreed.

>	Not put pressure on customers through excessive phone calls or correspondence, or by contact at unreasonable hours.

>	Have regard to a borrowers circumstances and any knowledge we may have of a borrowers working pattern or religious faith.

>	Retain adequate records of all dealings with our customers.

>	Keep our customers informed by sending regular statements which will include any arrears charges incurred.

>	Regularly assess and review our charges to ensure that they are not excessive.

>	Provide the borrower with a written update of any alternative repayment arrangements agreed, if they request it.

>	Have regard to general law including the UK Data Protection Act.

Business and Financial Review
Risk Management continued
Treating Customers Fairly (Unaudited)
The Collections & Recoveries policies also ensure that the expected level of customer service satisfies the requirements of general TCF principles, in addition to MCOB. These are as follows.
We will:

>	Treat borrowers fairly, equally and with courtesy at all times having regard to their personal and financial circumstances.

>	Ensure that all written communication will stress our commitment to treating customer fairly, ensure that agreed procedures/consequences are fully explained, confirm all costs that will be debited and explain our complaints process if needed.

>	Ensure that every telephone call with the borrower will require appropriate security steps being undertaken to confirm identification and records of the content made.

>	Ensure that our collectors have a fully documented development/training plan and that there is a monitoring process for performance management

>	Ensure that our collectors are independently monitored for call quality on a monthly basis.

>	Ensure that our appointed suppliers have a fully documented training plan for new starters; they will have a monitoring process for performance management and follow Santander UK’s documented complaints process.

>	Advise the borrower to obtain advice from various debt counselling agencies that provide free and impartial advice to the general public, and will work with all such parties to assist the borrower if the customer wants us to.

>	Give the customer reasonable time (breathing space) to consider all available options.

>	Take account of the borrower’s financial circumstances when arranging a payment plan but if we cannot agree such a plan we may continue with enforcement activity which will involve statutory default notice, termination of agreement and referral to debt recovery agents where appropriate.

>	Ensure that policies are clear on how we will deal with customers with serious or terminal illness, mental health problems or disability.

>	Ensure that our offices are open for extended hours and are adequately resourced at all times.

>	Ensure that senior management will have access to relevant and timely information to evidence TCF measures are operating effectively.
Entry and exit criteria from the collections category
There are specific criteria for entry into and exit from the collections category. An account will move to the collections category once it meets the entry criteria and will move out of it once it has met the exit criteria.
     The entry and exit criteria are dependent on the core system on which the mortgage account resides. The trigger for entry will vary from the account being one penny in arrears for flexible mortgages, to a fixed number of days after the arrears are equal to or greater than one instalment. Generally, the trigger for exit will vary from arrears being cleared for flexible mortgages, to arrears being reduced to below £100 or the account being restructured or entering the forbearance process, as described below.
General principles of collections
The general principles of the Group’s collections consist of:
>	Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of difficulties but this solution should be agreeable to the Group.

>	The Group will be sympathetic and not make unreasonable demands of the customer.

>	Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty.

>	Guarantors are pursued only after it is established that the borrower is unable or unwilling to fulfil their contractual arrangements or if contact with the borrower cannot be made.

>	Litigation and repossession is the last resort.
Dialogue with customer
>	The Group will be open, honest and communicative with customers. Dialogue with the customer will be established as soon as possible and maintained through the collections and recoveries process. Telephone, letters, home visits, text messages and engagement of external agents may be used to establish contact.

>	The Group will, where appropriate, establish why the arrears have arisen and identify whether the problem is short or long term. Wherever possible, further difficulties should be prevented.

>	The Group will ensure that the customer understands that collection action is being taken and the reason for this as well as the likely consequences if the account is not brought up to date immediately.

>	The Group seeks to gain the customers commitment to deal with the problem.

>	All contact with the customer will be recorded in the ‘collections history database’ which is a part of the collections system.

>	Customers able to bring their account into order without assistance (‘self cures’) do not need to be contacted by Collections & Recoveries.

Business and Financial Review
Risk Management continued
Collection tools
The Group uses the following collection tools to recover mortgage arrears.
a)	Use of external agents — external agents may be engaged to trace customers during the collection and recoveries phase. Remuneration is on a fixed fee basis. The Group manages external agents and suppliers to ensure that they follow a consistent approach to any collections and recoveries activity, and relevant management information is received from them in a consistent style. In addition, suppliers are audited and reviewed to ensure that:
>	they are fully compliant with TCF, MCOB and other UK Financial Services Authority requirements

>	training, audit and review meeting notes are fully documented; and

>	supplier contracts are referenced to TCF and MCOB requirements.
b)	Field collections - Field visits are undertaken by agents acting as full representatives of Santander UK visiting a mortgaged property in person. Field visits are only used where the borrower is two or more instalments in arrears and has not responded satisfactorily to other forms of communication. Where unauthorised letting or abandonment of the property is suspected, a field visit may be made irrespective of the arrears situation.

c)	Exercise the legal right of set-off — other designated bank accounts may be combined to clear the arrears and any other fees, charges or sums which are due but not to make principal repayments. Right of set-off may only be performed on available funds; this does not include funds in a bank account intended for priority debts such as rent or council tax. If a payment arrangement is in place, right to set-off will not apply. The repayment period also cannot be extended to defer collection or arrears.

d)	Arrears fees — An arrears fee charge is typically raised on the anniversary of a missed payment i.e. when payment has not been received before the next payment is due and/or on the anniversary of a missed payment when the customer has not kept to an agreed repayment plan with Collections & Recoveries (i.e. a broken promise). A customer will only be charged a maximum of one fixed fee per month.
Mortgages restructured or renegotiated
The table below analyses residential mortgages that have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period) or a refinancing (either a term extension or an interest only concession).

	2010	2010	2009	2009
	£m	%	£m	%

Mortgages restructured during the year (1, 2)	569	100	491	100

Of which(3):
- Interest only loans	254	45	208	42
- Flexi loans	18	3	34	7
- Loans with original LTV >100%	1	—	1	—

(1)	All mortgages originated by the Group are first charge.

(2)	Mortgages are included within the year that they were restructured.

(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
Capitalisation
Capitalisation is the process whereby outstanding arrears are added to the loan balance to be repaid over the remaining loan term. Capitalisation can be offered to borrowers under the forms of payment arrangements and refinancing (either a term extension or an interest only concession), subject to customer negotiation and vetting:
a)	Payment arrangements — discretion exists to vary the repayment schedule to allow customers to bring the account up to date. The objective is to bring the account up to date as soon as possible.

If a customer has repeatedly broken previous arrangements to the extent that the advisor does not believe the payment arrangement will be adhered to, payment arrangements are not agreed without an upfront payment. If a payment arrangement is refused, the customer is notified of this in writing, as per requirements under the pre-action protocol. In the event a customer breaks an arrangement, Santander UK will wait at least 15 business days before passing them to litigation / continuing with litigation, as per requirements under the pre-action protocol. New arrangements will not be agreed in these fifteen days; however the original arrangement may be reinstated.

b)	Refinancing — Collections & Recoveries may offer to pay off an existing mortgage and replace it with a new one, only to accounts in arrears or with significant financial difficulties or if customer is up to date but states they are experiencing financial hardship. Collections & Recoveries may offer a term extension or interest only concession. The eligibility criteria for refinancing are:
>	If the account is at least one instalment in arrears, or

>	If the customer has been consistently underpaying their instalment (for at least the last two months) then this can be taken as evidence of financial hardship, or

>	If the customer claims a medium term temporary change in financial circumstances has caused financial distress, the customer must supply evidence in writing of this before they can be considered for refinancing. Pre-delinquent customers are not required to submit evidence of financial hardship.

Business and Financial Review
Risk Management continued
To qualify for either a term extension or an interest only concession, affordability is assessed, and the customer must also meet the specific criteria detailed below, in addition to the eligibility criteria for refinancing. The customer must be made aware of the implications of refinancing and appropriate confirmation of this received from them.
>	Term Extensions — the repayment period/program may be extended to reduce monthly repayments if all other collections tools have been exhausted. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process, and no other refinancing has been performed in the last 12 months. The term can be extended to no more than 40 years and the customer must be no more than 75 years old at the end of the revised term of the mortgage.

>	Interest Only Concessions — the monthly repayment may be reduced to interest payment only with capital repayment deferred if all other collections tools have been exhausted and a term extension is either not possible or affordable. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process. Interest only concessions are offered up to a two year maximum period, after which a review is carried out and a further extension may be granted depending on customer circumstances. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method. In 2010, the Group’s processes were enhanced to introduce a new affordability tool which increased the emphasis placed on factors such as affordability and overall customer indebtedness.
As at 31 December 2010 and 2009, the stock of mortgage accounts that had either had their term extended or converted to interest only amounted to slightly in excess of 1% of all mortgage accounts, both by number and value.
     Levels of adherence to revised payment terms remained high during the year and remain in line with the level seen during 2009 at approximately 70%.
Litigation and recovery
The account is escalated to the litigation and recovery phase when a customer is unwilling or unable to adhere to an agreement regarding arrears that is acceptable to Santander UK, after the above options have been exhausted. In most cases, this will occur when a customer reaches three instalments in arrears and has been in the collections category for at least 90 days. The following specifically trigger customers to be referred to litigation:
>	Three or more missed instalments and having reached the end of strategy.

>	Upon breaking an agreement while having more than three missed instalments. Accounts are given at least 15 business days to make up the payment missed under the agreement before being passed to litigation as per the pre-action protocol.

>	Legal disputes.

>	Voluntary repossession.
Forbearance
A programme of forbearance designed to enable borrowers experiencing short to medium term repayment difficulties to remain in their home has been in place since 2009. Santander UK will consider delaying referral to litigation, or delaying action once in litigation (also known as forbearance) under certain circumstances, such as where the customer presents evidence that the mortgage will be redeemed or the arrears cleared, or where the mortgage has a very low balance and arrears, or where the customer is making a regular payment of at least the instalment amount. These forbearance policies exist to ensure that repossession is only used as a last resort for customers with an ability to repay and where mortgage arrears pose reduced risks to the Group.
     Forbearance or repayment arrangements allow a mortgage customer to repay a monthly amount which is lower than their contractual monthly payment for a short period. This period is usually for no more than 12 months and is negotiated with the customer by the mortgage collectors.
     During the period of forbearance, arrears management activity continues with the aim to rehabilitate accounts. There is no clearing down of arrears such that unless the customer is paying more than their contractual minimum payment, arrears balances will remain. When customers come to the end of their arrangement period they will continue to be managed as a mainstream collections case and if Santander UK is unable to recover any remaining arrears, then the account will move toward possession proceedings.
Application of impairment loss methodology to accounts in arrears and collection
Customer accounts that have had restructuring or forbearance policies applied continue to be reported in arrears until the arrears are capitalised. As a result, the impairment loss allowances on these accounts are calculated in the same manner as any other account that is in arrears. Once arrears are capitalised, the account is reclassified as a performing asset.
     The accounts within the collections category classified as ‘performing assets’ continue to be assessed for impairment collectively under the Group’s normal collective assessment methodology, as described in “Collective assessment” in Note 1 to the Consolidated Financial Statements. The accounts within the collections category classified as ‘performing assets’ have the loss propensity factor for the IBNO segment applied, rather than the loss propensity factor for the observed segment.

Business and Financial Review
Risk Management continued
The remaining accounts in the collections category have the loss propensity factor for the observed segment applied, as they are individually impaired. The loss propensity factor for the observed segment is normally higher than for the IBNO segment.
     In 2010, an adjustment was made to the loss propensity factor applied to the accounts in the collections category classified as ‘performing assets’ to reflect the higher risk that they will default, as compared with other performing assets. No adjustment is required to the loss factor or the loss per case. Previously, no adjustments were made in view of what were then lower volumes, as it was not considered material.
     Separate adjustments to the loss propensity factors are made to the performing accounts within the collections category that were previously in arrears and the performing accounts within the collections category that have always been performing, to reflect their differing risk profiles. The full observed loss propensity factors are not applied to these accounts, as it is not expected that all accounts in the collections category will default, particularly as the Group’s lending policies only permit a mortgage restructure, refinance or forbearance in circumstances where the customer is expected to be able to meet the related requirements and ultimately repay in full.
Repossessed collateral
The following tables set forth information on properties in possession, at 31 December 2010, 2009 and 2008 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders, as well as the carrying amount of assets obtained as collateral.

	Group	Group	Group	CML (unaudited)
	Number of	Value	Percentage of total mortgage loans by number
Properties in possession	properties	£m	%	%

31 December 2008	969	130	0.06	0.21
31 December 2009	820	110	0.05	0.14
31 December 2010	873	123	0.05	0.11

Mortgage Representations and Warranties
The majority of the Group’s exposure to representation and warranty claims relates to its residential mortgage securitisation activities and covered bond transactions which are described in Note 18 to the Consolidated Financial Statements. The remaining exposures to representations and warranties principally arise in connection with the sale of subsidiaries as described in Note 38 to the Consolidated Financial Statements.
     In connection with the Group’s securitisation and covered bond transactions, the Group makes various representations and warranties relating to the mortgage loans sold as of the date of such sale which cover, among other things:
>	The Group’s ownership of the loan.

>	The validity of the legal charge securing the loan.

>	The effectiveness of title insurance on the property securing the loan.

>	The loan’s compliance with any applicable loan criteria established under the transaction structure.

>	The loan’s compliance with applicable laws.

>	Whether the mortgage property was occupied by the borrower.

>	Whether the mortgage loan was originated in conformity with the originator’s lending criteria.

>	The detailed data concerning the mortgage loan that was included on the mortgage loan schedule.
The specific representations and warranties in relation to the mortgage loans made by the Group depend on the nature of the transaction and the requirements of the transaction structure. The Group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Group’s credit policy explicitly prohibits such lending. Market conditions and credit-rating agency requirements may also affect representations and warranties the Group may agree to make upon the sale of the mortgage loans.
     Details of the outstanding balances under mortgage-backed securitisation transactions sponsored by the Group’s SPEs are described in Note 18 to the Consolidated Financial Statements. These outstanding transactions are collateralised by prime residential mortgage loans.
     The Group’s representations and warranties regarding the sold mortgage loans are generally not subject to stated limits in amount or time of coverage. However, contractual liability may arise when the representations and warranties are breached. In the event of a breach of these representations and warranties, the Group may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or reduce its share in the trust holding the mortgage loans by an amount equivalent to the repurchase price. In the case of a repurchase, the Group may bear any subsequent credit loss on the mortgage loan.
     The Group manages and monitors its securitisation activities closely to minimise potential claims. To date, the Group has only identified a very small number of non-compliant mortgage loans in its securitisation transactions.

Business and Financial Review
Risk Management continued
Banking and Consumer Credit
Retail Banking also grants bank account facilities and overdrafts, and provides unsecured personal loans and finance leases. Retail Banking uses systems and processes to manage the risks involved. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios. Behavioural scoring examines the lending relationships that a customer has with Retail Banking and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value) for each customer that Retail Banking is willing to accept. Individual customer scores are normally updated on a monthly basis. Retail Banking has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies and bank account transaction processing.
Business Banking
Business Banking provides a range of products to assist with the finance requirements of small businesses, including overdrafts and loans. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of credit scoring and decision models, supported by judgemental analysis for larger exposure, assisted by the use of probability of default and loss given default data. Business Banking operates within policies and authority levels approved by the Chief Risk Officer. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks. Business Banking provides mortgages to borrowers on a range of mainly non-residential property. Agreed credit assessment criteria include serviceability ratios, loan-to-value ratios, and quality of tenants, with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the risk operation.
     The Risk Management Framework is reviewed periodically to ensure that it provides the structure to support existing business volumes as well as the planned expansion in the UK market.
The tables below analyse the non-performing banking and consumer credit, and Business Banking loans into unsecured loans and finance leases and other secured loans.
Unsecured loans — Non-performing loans and advances

	2010	2009	2008
	£m	£m	£m

Total unsecured non-performing loans and advances(1,2)	236	260	397
Total unsecured customer assets(2)	7,693	4,979	6,251
Total impairment loan loss allowances for unsecured loans and advances	637	394	292

	%	%	%

Non-performing loans as a percentage of unsecured customer assets	3.07	5.22	6.35
Coverage ratio(3)	269.92	151.54	73.55

(1)	Unsecured loans and advances are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.

(2)	Includes UPLs, overdrafts, cahoot, consumer finance and credit cards. Accrued interest is excluded for purposes of these analyses.

(3)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
In 2010, unsecured non-performing loans and advances as a percentage of unsecured customer assets decreased to 3.07% from 5.22% at 31 December 2009. The decrease was predominantly driven by low unsecured non-performing loans and advances from the Santander Cards and Consumer businesses acquired in 2010 and an improvement in the quality of new business written in 2010 and the latter part of 2009. The level of unsecured non-performing loans and advances reduced to £236m at 31 December 2010 (2009: £260m). However, impairment loss allowances increased to £637m (2009: £394m), principally due to the IBNO balances transferred on the acquired businesses. The coverage ratio increased to 269.92% in 2010 (2009: 151.54%) due to both higher impairment loss allowances and the decrease in unsecured non-performing loans and advances.
     In 2009, unsecured non-performing loans as a percentage of unsecured customer assets decreased to 5.22% from 6.35% at 31 December 2008, despite challenging market conditions in 2009, as a result of the write-off of a portion of the transferred Alliance & Leicester portfolio. Impairment loss allowances at 31 December 2009 increased to £394m (2008: £292m) principally due to the IBNO balances transferred on the acquired businesses.
     The coverage ratio increased from 73.55% to 151.54% due to both higher impairment loss allowances and the decrease in unsecured non-performing loans and advances.

Business and Financial Review
Risk Management continued
Finance leases and other secured loans — Non-performing loans and advances

	2010	2009	2008
	£m	£m	£m

Total finance leases and other secured non-performing loans and advances(1,2)	204	208	94
Total finance leases and other secured customer assets(2)	4,314	2,216	2,276
Total impairment loan loss allowances for finance leases and other secured loans and advances(3)	90	57	44

	%	%	%

Non-performing loans as a % of finance leases and other secured customer assets	4.73	9.39	4.13
Coverage ratio(4)	44.12	27.40	46.81

(1)	Finance leases and other secured loans are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.

(2)	Accrued interest is excluded for purposes of these analyses.

(3)	Excludes impairment loss allowances on commercial mortgages that are managed within Corporate Banking.

(4)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
In 2010, finance leases and other secured non-performing loans and advances as a percentage of the finance leases and other secured customer assets decreased to 4.73% from 9.39% at 31 December 2009. The decrease was predominantly driven by higher quality business acquired in 2010 which has significantly lower non-performing loans as a percentage of finance leases and other secured customer assets as compared to the Group’s existing portfolio. The level of finance leases and other secured non-performing loans and advances reduced to £204m at 31 December 2010 (2009: £208m) due to the write off in the commercial mortgages portfolio and partially offset by the non-performing loans from the acquired business in 2010. Impairment loss allowances increased to £90m (2009: £57m) due to the growth in finance leases and other secured customer asset. The coverage ratio increased from 27.40% to 44.12% due to both higher impairment loss allowances and the decrease in finance leases and other secured non-performing loans and advances.
     In 2009, finance leases and other secured non-performing loans and advances as a percentage of the finance leases and other secured customer asset increased to 9.39% from 4.13% at 31 December 2008. This was driven by the deterioration in market conditions which resulted in a reduction in commercial property prices. Similarly, the level of finance leases and other secured non-performing loans and advances increased to £208m at 31 December 2010 (2009: £94m). Impairment loss allowances increased to £57m (2008: £44m) also reflecting the deterioration in market conditions, although the impact was reduced due to higher anticipated recoveries from the realisation of collateral held on new loans.
     The coverage ratio decreased from 46.81% to 27.40% due to the larger increase in non-performing loans and advances compared to the increase in impairment loss allowances.
Private Banking
Santander UK offers private banking and other specialist banking services in the UK, through Cater Allen and Abbey Sharedealing, and offshore banking through Abbey National International Limited, Alliance & Leicester International Limited and Bradford & Bingley International Limited. Prior to its sale in 2010 as described in Note 23 to the Consolidated Financial Statements, Santander UK also offered other specialist banking services in the UK through James Hay.
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
     Abbey National International Limited uses the Abbey International brand. Its office is in Jersey. Alliance & Leicester International Limited and Bradford & Bingley International Limited are based in the Isle of Man. All the offshore deposit-taking businesses focus on attracting deposits from both retail and corporate customers via savings accounts denominated in sterling, US dollars and euro. There is no credit risk associated in taking deposits.
     Cater Allen Limited, trading as Cater Allen Private Bank, provides financial services products to individuals and businesses. The business attracts clients by marketing to introducers, including independent financial advisers.
     Abbey Stockbrokers Limited, trading as Abbey Sharedealing, provides a direct share dealing service for customers. Customers buy and sell shares on their account with the help of the dealers at Abbey Sharedealing. No advice is provided and all trades are on an execution-only basis. Account customers are required to provide funds before settlement. As such there is no credit risk associated with this type of activity.
     James Hay provided administration services for self-invested pension plans and the WRAP portfolio management product (which combines all of a client’s investments into a single manageable account) to end customers mainly via independent financial advisers and branded financial service providers. With the exception of fees receivable, there is no credit risk associated with this type of service. As noted above, this business was sold on 10 March 2010.

Business and Financial Review
Risk Management continued
Impairment losses on loans and advances to customers
The Group’s impairment loss allowances policy for retail assets is set out in Note 1 to the Consolidated Financial Statements.
Retail Banking analysis of impairment loss allowances on loans and advances to customers
An analysis of the Retail Banking impairment loss allowances on loans and advances to customers is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Observed impairment loss allowances
Advances secured on residential properties — UK	369	313	174	74	45
Finance leases — UK	2	—	—	—	1
Other secured advances — UK	55	50	37	32	73
Unsecured advances — UK	381	341	227	250	243

Total observed impairment loss allowances	807	704	438	356	362

Incurred but not yet observed impairment loss allowances
Advances secured on residential properties — UK	157	171	184	102	60
Finance leases — UK	16	—	—	—	—
Other secured advances — UK	22	12	11	8	3
Unsecured advances — UK	256	53	65	85	111

Total incurred but not yet observed impairment loss allowances	451	236	260	195	174

Total impairment loss allowances	1,258	940	698	551	536

Retail Banking movements in impairment loss allowances on loans and advances
An analysis of movements in the Retail Banking impairment loss allowances on loans and advances is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Impairment loss allowances at 1 January	940	698	551	536	394
Amounts written off
Advances secured on residential properties — UK	(42)	(84)	(32)	(9)	(11)
Finance leases — UK	(2)	—	—	—	—
Other secured advances — UK	(48)	(17)	(9)	(25)	(27)
Unsecured advances — UK	(448)	(399)	(262)	(339)	(205)

Total amounts written off	(540)	(500)	(303)	(373)	(243)

Observed impairment losses charged against/(released into) profit
Advances secured on residential properties — UK	98	223	132	38	35
Finance leases — UK	4	—	—	—	—
Other secured advances — UK	53	30	14	(17)	(25)
Unsecured advances — UK	488	513	239	346	289

Total observed impairment losses charged against profit	643	766	385	367	299

Incurred but not yet observed impairment losses (released into)/charged against profit	(6)	(24)	(17)	21	86

Total impairment losses charged against profit (including discontinued operations)	637	742	368	388	385

Assumed through transfers of entities under common control	221	—	82	—	—

Impairment loss allowances at the end of the year	1,258	940	698	551	536

Retail Banking recoveries
An analysis of the Retail Banking recoveries is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Advances secured on residential properties — UK	1	1	1	2	2
Finance leases — UK	1	—	—	—	—
Other secured advances — UK	—	—	12	6	7
Unsecured advances — UK	20	30	33	36	32

Total amount recovered	22	31	46	44	41

Business and Financial Review
Risk Management continued
Retail Banking non-performing loans and advances (1)

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Retail Banking non-performing loans and advances that are impaired(2)	1,166	1,124	746	296	375
Retail Banking non-performing loans and advances that are not impaired	1,617	1,780	1,235	596	451

Total Retail Banking non-performing loans and advances(3)	2,783	2,904	1,981	892	826

Total Retail Banking customer assets(4)	177,779	167,747	161,870	111,396	103,328

Total Retail Banking impairment loan loss allowances(5)	1,253	935	694	551	536

	%	%	%	%	%

Non-performing loans and advances as a % of customers assets	1.57	1.73	1.22	0.80	0.80
Coverage ratio(6)	45.02	32.20	35.03	61.77	64.89

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.

(2)	Non-performing loans against which an impairment loss allowance has been established.

(3)	All non-performing loans are UK and continue accruing interest.

(4)	Excludes accrued interest.

(5)	Excludes the portion of impairment loss allowances on commercial mortgages that are managed within Corporate Banking.

(6)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
In 2010, non-performing loans and advances as a percentage of customers assets decreased to 1.57% from 1.73% at 31 December 2009. The decrease reflected a reduction in non-performing loans to £2,783m at 31 December 2010 (2009: £2,904m) across the main Retail Banking products (i.e. mortgages, unsecured loans, and finance leases and other secured loans). This was principally driven by effective mortgage collection processes, the high quality of the mortgage portfolio, stable unemployment and persistently low interest rates. However, impairment loss allowances increased to £1,253m (2009: £935m), principally due to the higher number of loans and advances subject to the Group’s forbearance process, which require higher levels of impairment loss allowances to reflect their increased risk characteristics. The coverage ratio increased to 45.02% in 2010 (2009: 32.20%) due to both higher impairment loss allowances and the decrease in non-performing loans and advances. The amounts written off on unsecured advances increased from £399m to £448m at 31 December 2010 reflecting the combined effect of the transferred Alliance & Leicester portfolio in 2009 and further acquisitions in 2010.
     In 2009, non-performing loans and advances as a percentage of loans and advances to customers increased from 1.22% to 1.73%. This primarily reflected the impact of the continued market deterioration on the performance of the residential mortgage portfolio. This also further increased the proportion of non-performing loans secured against residential property in the non-performing loan balance, which in turn further reduced the overall impairment loss allowances coverage as the distribution shifted towards mortgages that require a lower level of coverage due to inherent securities held against the non-performing loans.
     In 2008, non-performing loans and advances as a percentage of loans and advances to customers increased from 0.80% to 1.22%. This primarily reflected the impact of the deteriorating market environment on the performance of the residential mortgage portfolio. This also increased the proportion of non-performing loans secured against residential property in the non-performing loan balance, which in turn further reduced the average impairment loss allowances coverage required in respect of the eventual credit losses expected to emerge from these loans.
     In 2007, non-performing loans and advances as a percentage of loans and advances to customers remained unchanged at 0.80%. This reflected the continued strength in the credit quality of the Group’s loans. The overall impairment loss allowances coverage ratio decreased from 64.89% to 61.77% due to the change in the proportions of mortgages and unsecured loans in the non-performing loan balance, where a greater proportion represented mortgages (which have a lower impairment loss allowance as a percentage of the asset).
     In 2006, non-performing loans and advances as a percentage of loans and advances to customers decreased from 0.92% to 0.80%. This reflected the continuing strength of the credit quality of the Group’s loans, particularly on the secured mortgages. Impairment loss allowances as a percentage of total non-performing loans and advances increased from 44.67% to 64.89% in 2006, which reflected the change in macro-economic factors such as interest rate rises.
     Interest income recognised on impaired loans amounted to £132m (2009: £101m, 2008: £51m).
Retail Banking restructured loans
As described above, loans have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period) or a refinancing (either a term extension or an interest only concession). The value of capitalised arrears on these loans during 2010 was £12m (2009: £6m, 2008: £7m).
     The table below shows Retail Banking’s loans not included in non-performing loans that have been restructured or renegotiated by capitalising the arrears.

	2010	2009
	£m	£m

Restructured loans(1)	607	514

(1)	Loans are included within the year that they were restructured.
As at 31 December 2010, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £1,275m (2009: £806m).

Business and Financial Review
Risk Management continued
Credit Risk — Corporate Banking
Definition
Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Corporate Banking making loans, investing in other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
Corporate Banking aims to actively manage and control credit risk. The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Corporate Banking. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required by the CAC for any transaction that falls outside the mandates.
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
     Corporate Banking is an area where the Group aims to achieve controlled growth, mainly through the expansion of a regional network supporting lending to the Corporate (including SME), Real Estate, Education and Health sectors. Focus is continuing to be given to the control of credit risks within this expansion based on robust Credit Policy Mandates and models covering both risk appetite and ratings.
Corporate Banking customer assets

	2010	2009	2008
	£bn	£bn	£bn

SME(1)	6.2	4.5	3.5
Social housing(2)	6.6	6.3	6.0
Real estate(3)	3.3	2.9	2.4
Other(4)	2.6	2.6	2.6

	18.7	16.3	14.5

Non-core:
- Aviation	0.9	1.0	1.1
- Shipping	1.2	1.7	1.8
- Other (5)	1.7	2.2	3.2

	3.8	4.9	6.1

Total	22.5	21.2	20.6

(1)	Includes corporate loans and commercial mortgages (within other secured loans) classified as Loans and advances to customers in Note 17.

(2)	Includes loans held at amortised cost shown in Note 17 to the Consolidated Financial Statements and loans designated at fair value through profit or loss. Also excludes social housing bonds of £0.3bn (2009: £0.3bn, 2008: £0.2bn) designated at fair value through profit or loss.

(3)	Includes corporate loans classified as Loans and advances to customers in Note 17.

(4)	Includes corporate loans and finance leases classified as Loans and advances to customers in Note 17 and Operating lease assets in Note 26.

(5)	Includes corporate loans and finance leases classified as Loans and advances to customers in Note 17.
Corporate Banking customer commitments

	2010	2009
	£bn	£bn

SME	5.6	4.2
Social housing	9.2	8.6
Real estate	6.1	4.6
Other	4.8	4.2

	25.7	21.6

Non-core:
- Aviation	1.0	1.0
- Shipping	1.4	2.0
- Structured Finance	2.1	2.5
- Other	0.7	0.8

	5.2	6.3

Total	30.9	27.9

Business and Financial Review
Risk Management continued
Corporate Banking committed facilities exposure by credit rating of the issuer or counterparty(1)(2)
In Corporate Banking, credit risk arises on assets and off-balance sheet transactions. Consequently, the credit risk exposure below arises from on balance sheet assets, and off-balance sheet transactions such as committed and undrawn credit facilities or guarantees.

	Corporate – SME	Corporate – Other	Real Estate	Social Housing	Non-core	Total
2010	£m	£m	£m	£m	£m	£m

AAA	—	26	92	—	—	118
AA	182	—	—	1,865	—	2,047
A	227	604	798	6,153	321	8,103
BBB	814	3,195	2,527	1,206	2,207	9,949
BB	1,515	909	2,478	10	1,883	6,795
B	40	107	82	—	334	563
CCC	36	—	7	—	63	106
D	34	1	84	—	354	473
Other(3)	2,747	—	—	—	—	2,747

Total	5,595	4,842	6,068	9,234	5,162	30,901

	Corporate – SME	Corporate – Other	Real Estate	Social Housing	Non-core	Total
2009	£m	£m	£m	£m	£m	£m

AAA	—	27	89	—	—	116
AA	176	50	—	1,009	310	1,545
A	237	542	487	5,686	638	7,590
BBB	334	2,602	1,670	1,801	3,070	9,477
BB	647	832	2,080	100	1,727	5,386
B	27	97	180	—	204	508
CCC	11	5	5	—	67	88
D	38	73	99	—	199	409
Other(3)	2,767	—	—	—	—	2,767

Total	4,237	4,228	4,610	8,596	6,215	27,886

(1)	The committed facilities exposure includes OTC derivatives and commercial mortgages.

(2)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

(3)	Individual exposures of £1m or less.
Corporate Banking committed facilities exposure by geographical area

	Corporate – SME	Corporate – Other	Real Estate	Social Housing	Non-core	Total
2010	£m	£m	£m	£m	£m	£m

UK	5,530	4,571	6,068	9,234	2,563	27,966
Rest of Europe	65	171	—	—	1,155	1,391
US	—	—	—	—	505	505
Other, including non-OECD	—	100	—	—	939	1,039

Total	5,595	4,842	6,068	9,234	5,162	30,901

	Corporate – SME	Corporate – Other	Real Estate	Social Housing	Non-core	Total
2009	£m	£m	£m	£m	£m	£m

UK	4,215	3,883	4,610	8,596	3,341	24,645
Rest of Europe	20	211	—	—	1,348	1,579
US	—	—	—	—	511	511
Other, including non-OECD	2	134	—	—	1,015	1,151

Total	4,237	4,228	4,610	8,596	6,215	27,886

The increase in SME Corporate and Real Estate exposures in 2010 arose from the continued development of a UK corporate banking franchise and was partially offset by a reduction in the non growth portfolios, both in the UK and overseas.
Corporate Banking — Watchlist
The entire corporate risk portfolio of new, emerging and serious circumstances relating to the portfolio (i.e. those loans on a ‘watchlist’) and those in ‘workout’ are managed at the FEVE Corporate Risk forum.
     Summaries of the watchlist and workout cases at 31 December 2010 and 2009 by portfolio and assessment of risk are:

										Impairment loss allowances(2)
	Portfolio	Monitor	Monitor	Active	Active	Workout	Workout	NPL(1)	NPL	Observed	IBNO
2010	£m	£m	%	£m	%	£m	%	£m	%	£m	£m

Corporate — SME	5,595	302	5	145	3	290	5	242	4	62	22
Corporate — Other	4,842	155	3	131	3	114	2	54	1	5	4
Real Estate	6,068	454	7	408	7	609	10	417	7	99	31
Social Housing	9,234	179	2	—	—	—	—	—	—	—	—
Non-core	5,162	1,097	21	377	7	424	8	353	7	139	71

Total	30,901	2,187	7	1,061	3	1,437	5	1,066	3	305	128

Business and Financial Review
Risk Management continued

										Impairment loss allowances(2)
	Portfolio	Monitor	Monitor	Active	Active	Workout	Workout	NPL(1)	NPL	Observed	IBNO
2009	£m	£m	%	£m	%	£m	%	£m	%	£m	£m

Corporate — SME	4,237	332	8	121	3	204	5	163	4	56	17
Corporate — Other	4,228	236	6	22	1	84	2	70	2	36	—
Real Estate	4,610	586	13	376	8	213	5	206	4	40	20
Social Housing	8,596	500	6	—	—	—	—	—	—	—	—
Non-core	6,215	1,232	20	539	9	434	7	368	6	130	136

Total	27,886	2,886	10	1,058	4	935	3	807	3	262	173

(1)	Includes committed facilities and swaps.

(2)	Includes impairment loss allowances on commercial mortgages managed by Corporate Banking Credit Risk.
Exposures are classified as ‘workout’ if they are non-performing loans or have been passed for management to the Risk Division. Exposures are classified as ‘active’ if they are included in the three categories (extinguish, secure and reduce) being actively managed. Exposures are classified as ‘monitor’ if they are being passively managed. These are described in ‘Risk monitoring and control’ above. Non-performing loans are discussed in ‘Corporate Banking non-performing loans and advances’ below.
Corporate Banking arrears

	2010	2009	2008
	£m	£m	£m

Total Corporate Banking customer assets in arrears	698	533	143
Total Corporate Banking customer assets(1)	23,353	22,167	21,475
Corporate Banking customer assets in arrears as a % of Corporate Banking customer assets	2.99%	2.40%	0.67%

(1)	Corporate Banking customer assets include large corporate customer assets managed within Global Banking & Markets, social housing loans and finance leases.
     Accrued interest is excluded for purposes of these analyses.
Loan arrears, collection and rehabilitation of accounts
When a loan is in arrears, the account is considered due and classified in the “Workouts and Collections” category. The Workouts & Collections department, as well as credit partners, are responsible for debt management initiatives on the loan portfolio for Corporate Banking. Debt management strategies, which include negotiating restructuring or repayment arrangements and concessions, often commence prior to actual payment default. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case.
     Workouts & Collections activities exist to ensure customers who have failed or are likely to fail to make their contractual payments when due or have exceeded their agreed credit limits are encouraged to pay back the required amounts, and in the event they are unable to do so to pursue recovery of the debt in order to maximise the net recovered balance.
     The overall aim is to minimise losses whilst not adversely affecting brand, customer loyalty, fee income, or compliance with relevant legal and regulatory standards.
Restructuring approaches
Problem debt management activity is performed within Santander UK:
>	Initially by the relationship manager and, for non standardised cases, the credit partner, and

>	Subsequently by Workouts & Collections where the circumstances of the case become more critical or specialist expertise is required.
Santander UK seeks to detect weakening financial performance early through close monitoring of regular financial and trading information, periodic testing to ensure compliance with both financial and non-financial covenants and regular dialogue with corporate clients.
     The FEVE process is used proactively on cases which need enhanced management activity ranging from increased frequency and intensity of monitoring through to more specific activities to reduce the Group’s exposure, enhance the Group’s security or in some cases seek to exit the position altogether.
     Once categorised as FEVE, a strategy is agreed with Credit Risk and this is monitored through monthly FEVE meetings for each portfolio. Where circumstances dictate a more dedicated debt management expertise is required or where the case has been categorised as non-performing (be that through payment arrears or through management judgement that a payment default is likely), the case is transferred to Workouts & Collections Department.
Loans restructured or renegotiated
Loans may be restructured or renegotiated by capitalising the arrears on the customer’s account. Strategies are bespoke to each individual case and achieved through negotiation with the customer. The aim of agreeing to a restructuring with a customer is to bring the Group’s exposure back within acceptable risk levels by negotiating suitable revised terms, conditions and pricing, including reducing the amount of the outstanding debt or increasing the amount of collateral provided to the Group. The Group seeks to retain the customer relationship where possible, provided the Group’s risk position is not unduly compromised.
     Solutions in a restructuring may include:
a)	Payment arrangements — discretion exists to vary the repayment schedule to allow customers to bring the account up to date. Repayments may be re-profiled to better reflect the forecast cashflows of the business or pending asset disposals. The objective is to bring the account up to date as soon as possible.

Business and Financial Review
Risk Management continued
b)	Refinancing — The Group may offer a term extension or interest only concession provided that the forecasts indicate that the borrower will be able to meet the revised payment arrangements.
>	Term Extensions — the term of the credit facility may be extended to reduce the regular periodic repayments if all other collections tools have been exhausted, and where as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries in the foreseeable future. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or are already in the Workouts & Collections process.

>	Interest Only Concessions — the regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred if all other collections tools have been exhausted and a term extension is either not possible or affordable. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Workouts & Collections process. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.
c)	Other — The Group may also pursue other solutions, in limited circumstances, as follows:
>	Provision of additional security or guarantees — Where a borrower has unencumbered assets, these may be charged as new or additional security in return for the Group restructuring existing facilities. Alternatively, the Group may take a guarantee from other companies within the borrower’s group and/or major shareholders provided it can be established the proposed guarantor has the resources to support such a commitment.

>	Resetting of covenants and trapping surplus cashflow — Financial covenants may be reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of the Group’s lending.

>	Seeking additional equity — Where a business is over-leveraged, fresh equity capital will be sought from existing or new investors to adjust the capital structure in conjunction with the Group agreeing to restructure the residual debt.

>	Debt-for-equity swaps — In circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around, the Group may agree to reduce the debt by exchanging a portion of it for equity in the company. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.
Where a restructuring has been agreed, the case is initially retained in the “non-performing” loan category, if it was so categorised prior to the restructuring until evidence of consistent compliance with the new terms is demonstrated (typically a minimum of three months) before being reclassified as “substandard”. If the loan was not categorised as non-performing at the time the revised arrangements were agreed, the case is considered to be a renegotiation and may be reclassified to substandard. Once a substandard case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as “performing”.
     The majority of corporate loan restructurings to date have been by way of term extensions and payment reprofiling (e.g. interest only concessions), with only a limited number of debt for equity swaps. Loan loss allowances are assessed on a case by case basis taking into account amongst other factors, the value of collateral held as confirmed by third party professional valuations as well as the cashflow available to service debt over the period of the restructuring. These loan loss allowances are assessed regularly and are independently reviewed both at quarterly provision review forum, as well as by the internal audit department. In the case of a debt for equity conversion, the converted debt is written off against the existing loan loss allowance upon completion of the restructuring. The value of the equity acquired is reassessed periodically in light of subsequent performance of the restructured company. At 31 December 2010, the restructured corporate loans remain in compliance with the revised terms agreed.
Exit the position consensually
Where it is not possible to agree a restructuring, the Group may seek to exit the position consensually by:
>	Agreeing with the borrower an orderly sale of assets outside insolvency to pay down the Group’s debt;

>	Arranging for the refinance of the debt with another lender; or

>	Sale of the debt where a secondary market exists (either individual loans or on occasion as a portfolio sale).
Litigation and recovery
Where it is not possible to agree a restructuring or to exit the position consensually, the Group will pursue recovery by:
>	Pursuing its rights through an insolvency process;

>	Optimising the sale proceeds of any collateral held; and

>	Seeking compensation from third parties, as appropriate.
Where the Group has to pursue recovery through the appointment of an Administrator (or a Receiver under the Law of Property Act in the case of real estate security), the Group’s shortfall is assessed against the Administrator’s estimate of the outcome and an appropriate loan loss allowance is raised. In cases where a sale of the debt is deemed to offer the optimum recovery outcome, the shortfall, if the debt is sold below its par value, is written off upon sale.

Business and Financial Review
Risk Management continued
Impairment losses on loans and advances to customers
The Group’s impairment loss allowances policy for corporate assets is set out in Note 1 to the Consolidated Financial Statements.
Corporate Banking analysis of impairment loss allowances on loans and advances to customers
An analysis of the Corporate Banking impairment loss allowances on loans and advances to customers is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Observed impairment loss allowances
Corporate loans — UK	271	185	13	—	—
Finance leases — UK	—	1	—	—	—

Total observed impairment loss allowances	271	186	13	—	—

Incurred but not yet observed impairment loss allowances
Corporate loans — UK	125	172	289	—	—
Finance leases — UK	1	1	1	—	—

Total incurred but not yet observed impairment loss allowances	126	173	290	—	—

Total impairment loss allowances	397	359	303	—	—

Corporate Banking movements in impairment loss allowances on loans and advances:
An analysis of movements in the Corporate Banking impairment loss allowances on loans and advances is presented below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Impairment loss allowances at the start of the year	359	303	—	—	—
Amounts written off:
- Corporate loans — UK	(68)	—	—	—	—
- Finance leases — UK	(3)	(4)	—	—	—

Total amounts written off	(71)	(4)	—	—	—

Observed impairment losses charged against profit:
- Corporate loans — UK	154	172	13	—	—
- Finance leases — UK	2	5	—	—	—

Total observed impairment losses charged against profit	156	177	13	—	—

Incurred but not yet observed impairment losses charged against/ (released into) profit	(47)	(117)	13	—	—

Total impairment losses charged against profit	109	60	26	—	—

Assumed through transfers of entities under common control	—	—	277	—	—

Impairment loss allowances at the end of the year	397	359	303	—	—

Corporate Banking recoveries
An analysis of the Corporate Banking recoveries is presented below.

	2010	2009	2008
	£m	£m	£m

Corporate loans — UK	12	23	—
Finance Leases — UK	—	1	—

Total amount recovered	12	24	—

Corporate Banking non-performing loans and advances(1)

	2010	2009	2008
	£m	£m	£m

Corporate Banking non-performing loans and advances that are impaired	677	490	397
Corporate Banking non-performing loans and advances that are not impaired	257	219	—

Total Corporate Banking non-performing loans and advances(2)	934	709	397

Total Corporate Banking customer assets(3)	23,353	22,167	21,475

Total Corporate Banking impairment loan loss allowances(4)	402	363	307

	%	%	%

Non-performing loans and advances as a % of customer assets	4.00%	3.20%	1.85%
Coverage ratio(5)	43.04%	51.20%	77.33%

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer or where it is deemed unlikely that the counterparty will be able to maintain payments.

(2)	All non-performing loans continue accruing interest.

(3)	Corporate Banking customer assets include large corporate customer assets managed within Global Banking & Markets, social housing loans and finance leases. Accrued interest is excluded for purposes of these analyses.

(4)	Includes impairment loss allowances on commercial mortgages.

(5)	Impairment loan loss allowances as a percentage of non-performing loans and advances.

Business and Financial Review
Risk Management continued
In 2010, non-performing loans and advances as a percentage of customer assets increased to 4.00% from 3.20% at 31 December 2009 due to some deterioration arising from market conditions. This particularly affected customers in the real estate and certain aviation and shipping sectors, many of which were classified in the non-core portfolios.
     In 2010, both non-performing loans and advances and impairment loss allowances increased. While the level of new non-performing loans was broadly in line with expectations, the options available for managing them were reduced compared to 2009, particularly the ability to raise equity capital, to sell the asset or to conclude refinancing. The real estate market became more challenging as the year progressed, with reduced sales activity, especially for development finance and land-bank transactions and for older transactions underwritten in 2008 and earlier years. The Group’s real estate development finance exposure represented less than 8% (2009: 8%) of the total core real estate book. The year-end position was also influenced by a small number of large value transactions which defaulted late in the year but are expected to be restructured during 2011. In the aviation sector, ‘incurred but not yet observed’ impairment losses were associated with a reduction in the value of collateral at the maturity of deals where the final bullet repayment was dependent on refinance or sale of the aircraft. The shipping sector continued to experience stress especially with regards to older vessels and the tanker segments, where achieving sufficiently profitable re-employment on expiry of charters has proven to be challenging and the limited number of buyers and the shortage of finance which has impacted on potential recovery levels for distressed assets. The increase in write-offs in 2010 compared to 2009 principally reflected the maturing of the former Alliance & Leicester Corporate Lending business which included assets with generally higher risk characteristics as well as the continued challenging economic environment.
     In 2009, non-performing loans and advances as a percentage of customer assets increased to 3.20% as market conditions continued to deteriorate. This reflected the consolidation of the Alliance & Leicester Corporate Lending business which included assets with generally higher risk characteristics as well as the more challenging economic environment on customers especially in the real estate and shipping markets.
     In 2008, non-performing loans and advances as a percentage of customer assets increased to 1.85%. This reflected the impact of the deteriorating market environment on the performance of the corporate and real estate portfolios, and the transfer of Alliance & Leicester’s Corporate Banking portfolio.
     Interest income recognised on impaired loans amounted to £9m (2009: £4m, 2008: £2m).
Credit risk mitigation
Collateralisation
The Social Housing portfolio is secured on residential real estate owned and let by UK Housing Associations. In the real estate portfolio, collateral is in the form of commercial real estate assets. The corporate portfolio is largely unsecured but typically incorporates guarantee structures underpinned by both financial and non-financial covenants and in the case of SME clients debenture security is typically held. Within the non-core portfolios of assets inconsistent with the Group’s future strategy, collateral is regularly held through a charge over the underlying asset and in some circumstances, cash (the Group held £535m (2009: £448m) of cash collateral at the year end). There are also a small number of Private Finance Initiative (‘PFI’) transactions where collateral is held in the form of a charge over the underlying concession contract.
     Lending to commercial real estate is undertaken against an approved mandate setting minimum criteria including such aspects as the quality (e.g. condition and age) and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors. Properties are viewed by the Group prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, tenant and future demand for the property (e.g. market rent compared to the current rent). Loan agreements permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached.
     When a commercial real estate loan is transferred to FEVE or Workouts and Collections, the Group typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued (e.g. whether to restructure the loan or to realise the collateral). An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any loan restructuring solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives).
     The Group obtains independent third party valuations on other fixed charge security such as aircraft or shipping assets. These valuations are undertaken in accordance with industry guidelines. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding (i.e. the LTV) whether the loan in question continues to perform satisfactorily, whether or not the reduction in value is assessed to be temporary and whether other forms of recourse exist.
     As at 31 December 2010, the Group held collateral against impaired loans amounting to 58% (2009: 47%) of the carrying amount of impaired loan balances.
Restructured loans
As described above, loans may be restructured or renegotiated where customers in arrears have maintained an agreed monthly repayment for a specified period. As at 31 December 2010, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £160m (2009: £88m).

Business and Financial Review
Risk Management continued
Credit Risk — Global Banking & Markets
Definition
Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Global Banking & Markets making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
Global Banking & Markets aims to actively manage and control credit risk. The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Global Banking & Markets. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Global Banking & Markets exposures, including intra-group items, are captured on the global risk management systems and fall within limits approved by Santander Risk Division.
     All transactions are accommodated under credit limits approved by the appropriate credit authority. For transactions that fall under Santander UK’s delegated authority, approval is required from the CAC or those individuals directly mandated by CAC. Transactions or exposures above this local limit will be referred by CAC to the relevant approval authorities in Santander. The Wholesale Credit Risk department is responsible for managing credit risk in Global Banking & Markets portfolios.
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
Global Banking & Markets assets

	2010	2009	2008
	£bn	£bn	£bn

Short-term markets (1)	24.3	26.6	19.8
Customer Assets (2)	1.8	1.1	0.9
Derivatives	20.1	16.0	21.3
Other (3)	3.8	1.1	2.5

Total	50.0	44.8	44.5

(1)	Comprises reverse repos and government debt securities.

(2)	Includes loans and advances to customers.

(3)	Principally comprises UK treasury bills and equities.
Global Corporates in Global Banking & Markets
During 2010, following an alignment of portfolios across the Banco Santander, S.A. group, Global Banking & Markets’ activities in the UK expanded to include the granting of credit facilities and the provision of treasury services to major corporations based in the UK.

Business and Financial Review
Risk Management continued
Global Banking & Markets exposure by credit rating of the issuer or counterparty(1)
In Global Banking & Markets, credit risk arises on both assets and liabilities and on both on and off-balance sheet transactions. Consequently, the credit risk exposure below arises from on balance sheet assets, securities financing trades classified as liabilities, OTC derivatives and off-balance sheet assets such as committed and undrawn credit facilities or guarantees.

			Banks and
		Global	Financial
	Sovereign	Corporates	Institutions	Total
2010	£m	£m	£m	£m

AAA	18,420	—	9	18,429
AA	87	194	287	568
A	—	1,815	643	2,458
BBB and below	—	2,439	236	2,675

Total	18,507	4,448	1,175	24,130

			Banks and
		Global	Financial
	Sovereign	Corporates	Institutions	Total
2009	£m	£m	£m	£m

AAA	11,857	—	228	12,085
AA	2	—	592	594
A	26	69	2,433	2,528
BBB and below	—	219	358	577

Total	11,885	288	3,611	15,784

(1)	External ratings are applied to all exposures where available.
Global Banking & Markets exposure by geographical area

			Banks and
		Global	Financial
	Sovereign	Corporates	Institutions	Total
2010	£m	£m	£m	£m

UK	14,875	3,857	755	19,487
Rest of Europe	3,496	453	344	4,293
US	—	—	44	44
Rest of the world	136	138	32	306

Total	18,507	4,448	1,175	24,130

			Banks and
		Global	Financial
	Sovereign	Corporates	Institutions	Total
2009	£m	£m	£m	£m

UK	10,207	150	2,366	12,723
Rest of Europe	1,313	66	729	2,108
US	182	1	193	376
Rest of the world	183	71	323	577

Total	11,885	288	3,611	15,784

OTC derivative exposure by credit rating of the issuer or counterparty(1)

			Banks and
		Global	Financial
	Sovereign	Corporates	Institutions	Total
2010	£m	£m	£m	£m

AAA	34	—	—	34
AA	—	—	75	75
A	—	53	164	217
BBB and below	—	273	66	339

Total	34	326	305	665

			Banks and
		Global	Financial
	Sovereign	Corporates	Institutions	Total
2009	£m	£m	£m	£m

AAA	50	—	8	58
AA	—	—	54	54
A	—	—	181	181
BBB and below	—	150	226	376

Total	50	150	469	669

(1)	External ratings are applied to all exposures where available.

Business and Financial Review
Risk Management continued
Global Banking & Markets — Watchlist
In order to ensure adequate credit quality control, in addition to the tasks performed by the internal audit division, the Wholesale Credit Risk Department analysts monitor the exposures within their assigned portfolios through an ongoing process of observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to implement mitigating actions.
     For this purpose, the Wholesale Credit Risk Department follows the Group’s risk monitoring and control processes for FEVE, where risks are classified into four levels of monitoring, three of which are considered as Active (through the implementation of actions that can be classified as extinguish, secure and reduce) and one of which is considered Passive (monitor). This is further explained in the ‘Credit risk cycle — Risk monitoring and control’ section above. Global Banking & Markets Banks and Financial Institutions, and Global Corporates exposures are managed at the FEVE Corporate Risk forum.
     At 31 December 2010 and 2009, there were no impaired or non-performing loans or exposures and the assets in the Active category were £573m (2009: £166m).
Credit risk mitigation in Global Banking & Markets
(i) Netting arrangements for derivative transactions
The Group restricts its credit risk by entering into transactions under industry standard agreements (i.e. the International Swaps and Derivatives Association (‘ISDA’) Master Agreements) which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
     However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. Derivatives, repurchase and reverse repurchase transactions, stock borrowing/lending transactions and other securities financing transactions are generally governed by industry standard agreements that facilitate netting.
(ii) Collateralisation for derivative transactions
The Group also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are generally revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with the Group’s collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Cash collateral in respect of derivatives held at the year-end was £0.9bn (2009: £1.5bn), not all derivative arrangements being subject to collateral agreements. Collateral obtained during the year in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.
(iii) Collateralisation for lending activities
The Global Corporate portfolio is largely unsecured but credit agreements are underpinned by both financial and non-financial covenants. There is also a small number of acquisition financing transactions where collateral is held in the form of a charge over the assets being acquired.
Restructured loans
As at 31 December 2010 and 2009, there were no financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

Business and Financial Review
Risk Management continued
Credit Risk — Group Infrastructure
Definition
Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Group Infrastructure making loans (including to other businesses within the Group) and investing in debt securities. Credit risk also arises by Group Infrastructure investing in other financial instruments (including assets held for liquidity purposes and assets held in the Treasury asset portfolio which is being run down) or entering into financing transactions or derivative contracts.
Managing credit risk
Group Infrastructure aims to actively manage and control credit risk. Credit risk is managed by the Wholesale Credit Risk Team in accordance with limits, asset quality plans and criteria approved by the Board with respect to risk appetite parameters, and as set out in other relevant policy statements. All exposures, including intra-group items, are captured on the global risk management systems and fall within limits approved by Santander Risk Division. Decisions are based on independent credit risk analysis, supplemented by the output of internal ratings tools and external rating agency analysis.
     The Treasury asset portfolio is monitored for potential impairment through a detailed expected cashflow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired. Objective evidence of loss events includes significant financial distress of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).
Group Infrastructure assets

	2010	2009	2008
	£bn	£bn	bn

Balances at central banks	25.6	3.5	3.2
Treasury asset portfolio	5.1	9.6	14.1
Collateral	9.1	6.0	4.7
Other assets	7.8	28.2	45.4

Total	47.6	47.3	67.4

The Group Infrastructure assets table above comprises gross asset balances. The table below shows the exposures in Group Infrastructure after taking into account the credit mitigation procedures described in Global Banking & Markets on page 109 above.
Group Infrastructure exposure by credit rating of the issuer or counterparty(1)

			Banks and
			Financial
	Sovereign	Corporates	Institutions	Total
2010	£m	£m	£m	£m

AAA	31,327	1,863	317	33,507
AA	184	172	468	824
A	—	61	2,435	2,496
BBB and below	—	216	584	800

Total	31,511	2,312	3,804	37,627

			Banks and
			Financial
	Sovereign	Corporates	Institutions	Total
2009(2)	£m	£m	£m	£m

AAA	12,360	4,493	162	17,015
AA	89	914	6,176	7,179
A	—	114	11,091	11,205
BBB and below	—	986	2,267	3,253

Total	12,449	6,507	19,696	38,652

(1)	External ratings are applied to all exposures where available.

(2)	2009 included exposures to subsidiaries previously outside the Santander UK plc Group, Santander Cards Limited and Santander Consumer (UK) plc. In 2010, the Company acquired those businesses and the Group’s exposures to them were eliminated on consolidation. Following consolidation, credit exposures arising in those businesses have been reported within the Retail Banking and Corporate Banking divisions.

Business and Financial Review
Risk Management continued
Group Infrastructure exposure by geographical area

			Banks and
			Financial
	Sovereign	Corporates	Institutions	Total
2010	£m	£m	£m	£m

UK	25,862	763	1,340	27,965
Rest of Europe	183	711	1,840	2,734
US	5,139	705	429	6,273
Rest of world	327	133	195	655

Total	31,511	2,312	3,804	37,627

			Banks and
			Financial
	Sovereign	Corporates	Institutions	Total
2009(1)	£m	£m	£m	£m

UK	10,525	607	6,875	18,007
Rest of Europe	1,085	4,247	9,958	15,290
US	448	615	1,768	2,831
Rest of world	391	1,038	1,095	2,524

Total	12,449	6,507	19,696	38,652

(1)	External ratings are applied to all exposures where available.

(2)	2009 included exposures to subsidiaries previously outside the Santander UK plc Group, Santander Cards Limited and Santander Consumer (UK) plc. In 2010, the Company acquired those businesses and the Group’s exposures to them were eliminated on consolidation. Following consolidation, credit exposures arising in those businesses have been reported within the Retail Banking and Corporate Banking divisions.
The increase in exposure to issuers and counterparties rated AAA during 2010 principally reflected increased holdings of liquid assets.
OTC derivative exposure by credit rating of the issuer or counterparty(1)

			Banks and
			Financial
	Sovereign	Corporates	Institutions	Total
2010	£m	£m	£m	£m

AAA	5,314	—	—	5,314
AA	—	—	316	316
A	—	—	1,132	1,132
BBB and below	—	—	—	—

Total	5,314	—	1,448	6,762

			Banks and
			Financial
	Sovereign	Corporates	Institutions	Total
2009(2)	£m	£m	£m	£m

AAA	7,083	—	—	7,083
AA	—	—	534	534
A	—	—	2,419	2,419
BBB and below	—	—	—	—

Total	7,083	—	2,953	10,036

(1)	External ratings are applied to all exposures where available.

(2)	2009 included exposures to subsidiaries previously outside the Santander UK plc Group, Santander Cards Limited and Santander Consumer (UK) plc. In 2010, the Company acquired those businesses and the Group’s exposures to them were eliminated on consolidation. Following consolidation, credit exposures arising in those businesses have been reported within the Retail Banking and Corporate Banking divisions.
Group Infrastructure — Watchlist
The Group Infrastructure exposures are managed by the Wholesale Credit Risk Department using the same process as for the Global Banking & Markets Banks and Financial Institutions and Global Corporates exposures described in ‘Global Banking & Markets — Watchlist’ above. Group Infrastructure exposures are managed at the FEVE Corporate Risk forum.
     At 31 December 2010 and 2009, there were no impaired or non-performing loans or exposures and the assets in the Active category were £13m (2009: £38m).
Restructured loans
As at 31 December 2010 and 2009, there were no financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

Business and Financial Review
Risk Management continued
Market Risk
Definition
Market risk is the risk of a reduction in economic value or reported income resulting from a change in the variables of financial instruments including interest rate, equity, credit spread, property and foreign currency risks. Market risk consists of trading and non-traded market risks. Trading market risk includes risks on exposures held with the intention of benefiting from short term price differences in interest rate variations and other market price shifts. Non-traded market risk includes, inter alia, interest rate risk in investment portfolios.
     Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and mortgage prepayment rates. Equity risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices. Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Property risks result from exposures to changes in property prices. Foreign currency risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates. The Group accepts that market risk arises from its full range of activities.
Managing market risk
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
     The Group aims to ensure that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the Board also receives reporting of all significant market risk exposures on a monthly basis where actual exposure levels are measured against limits. Market activity and liquidity of financial instruments are discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day. Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a range of complementary measures, covering both value and income as appropriate.
Market risk — Retail Banking
Market risks are originated in Retail Banking only as a by-product of writing customer business and are transferred out of Retail Banking insofar as possible. Only prepayment and launch risk exposures are retained within Retail Banking, as these behavioural risks are influenced by internal marketing and pricing activity and are managed by Asset Business and Customer Funds Committees. Other market risks are transferred to the ALM operation within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate re-pricing and maturity. Similarly, loans are funded through matching borrowings from Group Infrastructure. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged within Global Banking & Markets.
Market risk — Corporate Banking
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

Business and Financial Review
Risk Management continued
Market risk — Global Banking & Markets
Market risk-taking is performed within the framework established by the Market Risk Manual. A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from most trading activities. Exposure to equity markets is generated by the creation and risk management of structured products by Global Banking & Markets for the personal financial services market and trading activities. Credit spread exposure arises indirectly from trading activities within Global Banking & Markets.
Managing market risk
Risks are managed within limits approved by the Head of Wholesale Risk or Banco Santander, S.A.’s Board Risk Committee and within the risk control framework defined by the Market Risk Manual. For trading activities the primary risk exposures for Global Banking & Markets are interest rate, equity, credit spread and residual exposure to property indices. Interest rate risks are managed via interest rate swaps, futures and options (caps, floors and swaptions). Equity risks are managed via equity stock, index futures, options and structured equity derivatives. Credit spread risks are managed via vanilla credit derivatives. Property index risk is managed via insurance contracts and property derivatives.
     To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors is assigned to one of these categories. The Group considers two categories:
>	Short-term liquid market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Global Banking & Markets.

>	Structural market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the portfolio or product. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon.
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
     The following table shows the Value at Risk-based consolidated exposures for the major risk classes at 31 December 2010, 2009 and 2008, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval. Historical simulation models are used with appropriate add-ons to reflect unobservable inputs.
     From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the Value at Risk analysis. The 99% confidence interval means that the theoretical loss at a risk factor level is likely to be exceeded in one period in a hundred. This risk is addressed by monitoring stress-testing measures across the different business areas. For trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 99% level of confidence using a simulation of actual one day market movements over a one-year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.

Business and Financial Review
Risk Management continued
The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income. All amounts presented below are based on a 99% confidence level and the comparatives have been updated accordingly.

	Actual Exposure at 31 December
	2010	2009	2008
Group trading instruments	£m	£m	£m

Interest rate risks	3.0	3.4	7.4
Equity risks	1.9	1.4	1.7
Credit spread risks	0.6	1.6	2.7
Property risks	2.9	8.5	9.6
Other risks(1)	0.3	0.6	1.3

Correlation offsets(2)	(1.4)	(3.3)	(3.5)

Total correlated one-day Value at Risk	7.3	12.2	19.2

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Group trading instruments	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate risks	3.5	5.5	5.1	6.1	8.8	7.9	2.2	2.3	3.5
Equity risks	1.9	2.0	2.8	2.7	3.8	5.0	1.4	1.1	1.4
Credit spread risks	1.1	3.6	1.8	1.6	4.8	4.0	0.6	1.6	0.7
Property risks	5.6	8.6	6.6	9.1	9.8	10.5	2.9	7.8	4.5
Other risks(1)	0.3	1.0	0.9	0.8	1.4	1.4	0.2	0.4	0.3

Correlation offsets(2)	(2.2)	(4.4)	(3.1)	—	—	—	—	—	—

Total correlated one-day Value at Risk	10.2	16.3	14.1	15.4	19.8	20.5	6.6	11.7	11.3

(1)	Other risks include foreign exchange risk.

(2)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.
Property risks reduced significantly in 2010 due to the sale of a significant portion of one of the equity release portfolios to a third party. The increase in property risks between 2008 and 2009 was mainly due to higher equity release business funded by the Group during the two-year period. This was also due to the significant fall in interest rates (and consequently the discount rate used) in 2008 and 2009, which led to the increase in the present value of cash flows. As a result, there was an increase in sensitivity and hence, Value at Risk.
     Value at Risk is not the only measure used by the Group. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are also used to enable the Group to exercise greater risk control in the markets in which it operates.
     One of these measures is scenario analysis, which consists of defining behaviour scenarios for various financial variables and determining the impact on results of applying them to the Group’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with Value at Risk, make it possible to obtain a more complete spectrum of the risk profile.
     In addition, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an important risk indicator, insofar as it allows the Group to identify the impact of changes in financial variables on the portfolios.
     All activities are controlled daily using specific measures. Sensitivities to price fluctuations are calculated for cash instruments, while sensitivities to changes in underlyings, volatilities, correlations and time (theta) are calculated for derivatives.
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
     Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship (also known as economic hedges) are classified as derivatives held for trading in the Consolidated Financial Statements.

Business and Financial Review
Risk Management continued
Market risk — Group Infrastructure
Most market risks arising from the Retail Banking and Corporate Banking divisions are transferred from the originating business to the ALM function within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. As a consequence, non-trading risk exposures are substantially transferred to Group Infrastructure. Market risks mainly arise through the provision of banking products and services to personal and corporate/business customers, as well as structural exposures arising in the Group’s balance sheet. These risks impact the Group’s current earnings and economic value.
     The most significant market risk in Group Infrastructure is interest rate risk which includes yield curve and basis risks. Yield curve risk arises from the timing mismatch in the repricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Basis risk arises, to the extent that the volume of administered variable rate assets and liabilities are not precisely matched, which exposes the balance sheet to changes in the relationship between administered rates and market rates.
     Other risks that are inherent in Group Infrastructure include credit spread, foreign currency, prepayment and launch risks. Credit spread risk arises principally on Group Infrastructure’s holdings of mortgage-backed securities. Foreign exchange risk arises from differences in the present value of existing foreign—currency denominated assets and liabilities, and future known cashflows. The Group is also exposed to risks arising from features in retail products that give customers the right to alter the expected cash flows of a financial contract. This creates prepayment risk, for example where customers may prepay loans before their contractual maturity. In addition, the Group is exposed to product launch risk, for example where the customers may not take up the expected volume of new fixed rate mortgages or other loans.
Managing market risk
The Asset and Liability Management Committee is responsible for managing the Group’s overall balance sheet position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using derivatives that are transacted through Global Banking & Markets and with external counterparties. The Treasurer is responsible for managing risks in accordance with the Asset and Liability Management Committee’s direction. Risks are managed within a three-tier limit structure defined by the Market Risk Manual:
>	Global limits approved by Banco Santander, S.A.’s Board Risk Committee;

>	Limits and triggers approved by Head of Wholesale Risk; and

>	Local sub-limits set to control the exposures retained within individual business areas.
The key risk metrics, Net Interest Margin (‘NIM’) and Market Value of Equity (‘MVE’) measure the Group’s exposure to yield curve risk. The following table shows the results of these measures at 31 December 2010 and 2009:

	2010	2009
	£m	£m

Net Interest Margin Sensitivity to +100 basis points shift in yield curve	309	(38)
Market Value of Equity Sensitivity to +100 basis points shift in yield curve	410	2

Net Interest Margin and Market Value of Equity sensitivities are calculated based on market rate paths implied by the current yield curve, and based on contractual product features including re-pricing and maturity dates. The NIM and MVE sensitivities reflect how the base case valuations would be affected by a 100 basis point parallel shift applied instantaneously to the yield curve, and provide complementary views of the Group’s exposure to interest rate movements.
     MVE Sensitivity provides a long-term view covering the present value of all future cash flows, whereas NIM Sensitivity considers the impact on net interest margin over the next 12 months. The calculations for NIM and MVE sensitivities involve many assumptions, including expected customer behaviour (e.g. early repayment of loans) and how interest rates will evolve. The assumptions are reviewed and updated on a regular basis.
     The movements in the sensitivities between 2009 and 2010 are largely explained by enhancements made to the assumptions and the closer alignment of the sensitivity calculations on certain portfolios during 2010 with the Santander risk modelling approach.

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
     The following table summarises the activities undertaken within Group Infrastructure, including those executed on its behalf by Global Banking & Markets, the related risks associated with such activities and the types of hedging derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 14 to the Consolidated Financial Statements.

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.

Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default swaps and total return swaps.

Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Business and Financial Review
Risk Management continued
Funding and Liquidity Risk
The Group views the essential elements of funding and liquidity risk management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. The Board targets a funding strategy that avoids excessive reliance on wholesale funding and attracts enduring commercial deposits by understanding the liquidity persistence of customer deposits under different scenarios, appropriately reflecting product features and types of customers. The funding strategy aims to provide effective diversification in the sources and tenor of funding as well as establishing the capacity to raise additional unplanned funding from those sources quickly. An excessive concentration in either liquid assets or contractual liabilities also contributes to potential liquidity risk, and so limits have been defined under the Liquidity Risk framework.
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
Funding risk
Definition
Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the Group and its depositors. Risks arising from the encumbrance of assets are also included within this definition. Primary sources of funding include:
>	Customer deposits;

>	Secured and unsecured money-market funding (including unsecured cash, repo, CD and CP issuance);

>	Senior debt issuance (including discrete bond issues and MTNs);

>	Mortgage-backed funding (including securitisation and covered bond issuance); and

>	Subordinated debt and capital issuance (although the primary purpose is not funding).
For accounting purposes, wholesale funding comprises deposits by customers, deposits by banks, debt securities in issue and subordinated liabilities. Retail and Corporate funding is primarily classified as deposits by customers.
Managing funding risk
Funding risk is managed by the Treasurer, Head of ALM who is responsible for the production of strategic and tactical funding plans as part of the Group’s planning process. These funding plans are approved by the Board and the Asset and Liability Management Committee and are controlled on a day-to-day basis by the Treasurer and within the framework of the Liquidity Risk Manual. The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers. Funding and liquidity management is the responsibility of the Finance Director who delegates day-to-day responsibility to the Treasurer. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division.
Wholesale funding
The Group’s wholesale funding is managed by the ALM function within Group Infrastructure, to maintain a balanced duration. At 31 December 2010, 46% (2009: 31%) of wholesale funding had a maturity of greater than one year with an overall residual duration for wholesale funding of 762 days (2009: 666 days). In 2010, £21bn of medium-term funding was issued, replacing £18bn which had matured. The Group continued to benefit both from the conservative proportion of retail assets that are funded in wholesale markets, as well as having entered the period of market stress in a strong liquidity position. The required 2011 issuance levels are expected to be lower than the 2010 levels. Further discussion on sources and uses of funding and an overview of market conditions during 2010 are disclosed within the ‘Balance sheet business review — Funding and liquidity’.

	2010	2009
	£bn	£bn

Money market funding(1)	20.1	24.5
Securitisation(2)	18.1	16.1
Covered bonds(2)	9.8	4.6
Securities sold under agreements to repurchase and other funding(3)	15.5	18.6
Senior unsecured funding(2,4)	9.8	10.8
Capital instruments(5)	6.4	7.1

Total Wholesale funding	79.7	81.7

(1)	Includes deposits by banks and customers (accounted for as trading liabilities), certificates of deposit and commercial paper.

(2)	Includes derivatives hedging the debt issuances.

(3)	Comprise securities sold under agreements to repurchase (including retained mortgage backed notes) primarily used for medium term funding.

(4)	Includes debt securities in issue excluding securitisation, covered bond, commercial papers and certificate of deposits.

(5)	Includes subordinated debt and certain instruments included in equity.

Business and Financial Review
Risk Management continued
Liquidity risk
Definition
Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. Liquidity risks arise throughout the Group. Its primary business activity is commercial banking and, as such, it engages in maturity transformation, whereby callable and short-term commercial deposits are invested in longer-term customer loans.
Managing liquidity risk
Liquidity risk is managed under a comprehensive and prudent liquidity risk management framework. The primary objective of the framework is to ensure that Santander UK is liquidity risk resilient by holding sufficient financial resources to withstand regulatory and internal stresses.
     The key ongoing liquidity risks are:

Key liquidity risk	Definition

Retail funding risk	Risk of loss of customer deposits.

Wholesale secured and unsecured funding risk	Risk of wholesale unsecured and secured deposits failing to roll over.

Intra-day liquidity risk	Risk of intra-day systems dislocation following direct or indirect participation in payment or settlement systems.

Off-balance sheet liquidity risk	Risk of insufficent financial resources required to service off-balance sheet assets or commitments.

Derivatives and contingent liquidity risks	Risk of ratings downgrades that could trigger events leading to increased outflows of financial resources, for example, to cover additional margin or collateral requirements.

Liquidity risk appetite
The Board’s risk objective is to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long term viability of the institution. While recognising that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios, the Board requires the Group to hold sufficient liquidity to cover extreme situations. Executive management has defined stress scenarios to enable the Board to establish its liquidity risk appetite. The requirements arising from the new regulatory liquidity regime are reflected in the Board’s liquidity risk appetite.
     The liquidity risk appetite has been recommended by the Chief Executive Officer and approved by the Board, under advice from the Risk Committee. The liquidity risk appetite, within the context of the overall Risk Appetite Statement, is reviewed and approved by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological change). This is designed to ensure that the liquidity risk appetite will continue to be consistent with the Group’s current and planned business activities.
     The Chief Executive Officer, under advice from the Risk Committee, approves more detailed allocation of liquidity risk limits. The Chief Risk Officer, supported by the Risk Division (including the Heads of Wholesale Risk and Banking Market Risk), is responsible for the ongoing maintenance of the liquidity risk appetite.
Governance and oversight
All key liquidity risks are identified and encompassed within the Group’s Risk Framework and subject to the Group’s three-tier risk governance framework. The Board delegates day-to-day responsibility for liquidity risk to the Chief Executive Officer. The Chief Executive Officer has in turn delegated the responsibilities for:
>	Liquidity Management (‘Line 1’) to the Finance Director, and

>	Liquidity Risk Control (‘Line 2’) to the Chief Risk Officer.
Risk Framework
Adherence to the Group’s liquidity risk appetite is monitored on a daily, weekly and monthly basis through different committees and levels of management including the Asset and Liability Management Committee (‘ALCO’) and the Risk Committee, and quarterly by the Board and the Audit and Risk Committee. ALCO is responsible for overseeing the management of the Group’s balance sheet in accordance with the Board-approved funding plan and adequacy of liquidity, consistent with the liquidity risk appetite. This includes consideration of relevant macro-economic factors and conditions in the financial markets.

Business and Financial Review
Risk Management continued
Operating Framework
The Group operates centralised liquidity governance and control processes. The Treasurer is responsible for the day-to-day management of the Group’s balance sheet, including the adequacy of liquidity. ALM operates two dedicated teams within a unified management and reporting structure: one focuses on the management of strategic liquidity risk (i.e. over one year) and the other focuses on the management of tactical liquidity (i.e. within one year).
     Management also monitors the Group’s compliance with limits set by the UK Financial Services Authority. Actual liquidity positions are tracked and reported daily against approved limits, triggers and other metrics through both Line 1 and Line 2. Any breaches are escalated according to the Group’s Risk Framework. The adequacy of the agreed liquidity buffer is monitored through stress testing which is undertaken daily. Resilience to the defined stresses is reported monthly to ALCO, or more frequently depending on market conditions.
Liquid assets
The Group holds, at all times, an unencumbered liquid asset buffer to mitigate liquidity risk. The size and composition of this buffer is determined both by internal stress tests as well as the appropriate UK Financial Services Authority liquidity regime; a surplus is maintained in both cases. In 2010, the Group increased its holding of Individual Liquidity Adequacy Standards (‘ILAS’) eligible assets (as defined within the UK Financial Services Authority liquidity regime) (‘core liquid assets’), held exclusively for liquidity purposes.
     The table below shows the liquid assets held by the Group:

	2010	2009
	£bn	£bn

Cash at central banks	25	4
Government bonds	15	10

Core liquid assets	40	14

High quality bonds	6	13
Other liquid assets(1)	16	25

Total liquid assets	62	52

(1)	Includes own issuances of £14.6bn at 31 December 2010 (2009: £19.1bn).
The key element of the Group’s liquidity risk management is focused on holding sufficient liquidity to withstand a series of stress tests. Within the framework of prudent funding and liquidity management, Santander UK manages its activities to minimise liquidity risk, differentiating between short-term and strategic activities.
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
Strategic funding management:
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
Collateral calls on derivatives positions can pose a significant liquidity risk. Collateral calls may arise at times of market stress and when asset liquidity may be tightening. The timing of the cash flows on a derivative hedging an asset may be different to the timing of the cash flows of the asset being hedged, even if they are similar in all other respects. Collateral calls may be triggered by a credit downgrading. The Group manages these risks by including collateral calls in stress tests on liquidity, and by maintaining a portfolio of assets held for managing liquidity risk.
     Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by the Treasurer and Risk Division and reported monthly to the Asset and Liability Management Committee, Risk Committee and the Board.

Business and Financial Review
Risk Management continued
Maturities of financial liabilities
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities of the Group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers are largely made up of Retail Deposits. In particular, the ‘Demand’ grouping includes current accounts and other variable rate savings products. The ‘Up to 3 months’ grouping largely constitutes wholesale funding of wholesale assets of a similar maturity. There are no significant financial liabilities related to financial guarantee contracts. This table is not intended to show the liquidity of the Group.
At 31 December 2010

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	3,478	876	48	3,230	211	7,843
Deposits by customers	104,664	9,124	24,282	15,146	526	153,742
Trading liabilities	1,329	35,088	4,229	1,770	705	43,121
Financial liabilities designated at fair value	—	1,331	542	861	1,058	3,792
Debt securities in issue	—	12,138	4,998	12,526	24,286	53,948
Loan commitments	14,886	3,149	815	3,165	8,643	30,658
Subordinated liabilities	—	533	309	1,639	9,733	12,214

	124,357	62,239	35,223	38,337	45,162	305,318

Derivative financial instruments	—	74	19	201	2,070	2,364

Total financial liabilities	124,357	62,313	35,242	38,538	47,232	307,682

At 31 December 2010

	Company
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	25,556	40,329	29,439	42,223	10,621	148,168
Deposits by customers	97,850	7,528	21,135	8,945	40,871	176,329
Financial liabilities designated at fair value	—	32	—	1	—	33
Debt securities in issue	—	1,337	214	1,633	—	3,184
Loan commitments	2,535	3,067	188	1,140	3,315	10,245
Subordinated liabilities	—	533	309	1,639	8,681	11,162

	125,941	52,826	51,285	55,581	63,488	349,121

Derivative financial instruments	—	—	—	—	—	—

Total financial liabilities	125,941	52,826	51,285	55,581	63,488	349,121

At 31 December 2009

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	3,716	1,918	25	159	—	5,818
Deposits by customers	105,157	7,169	18,228	13,476	654	144,684
Trading liabilities	2,864	37,554	3,204	2,430	443	46,495
Financial liabilities designated at fair value	—	1,012	619	2,318	487	4,436
Debt securities in issue	—	12,327	7,313	5,856	23,859	49,355
Loan commitments	35,723	11,835	963	1,734	2,323	52,578
Subordinated liabilities	—	260	330	1,750	10,406	12,746

	147,460	72,075	30,682	27,723	38,172	316,112

Derivative financial instruments	—	54	341	1,723	255	2,373

Total financial liabilities	147,460	72,129	31,023	29,446	38,427	318,485

At 31 December 2009

	Company
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks	3,333	24,000	10,564	73,944	7,567	119,408
Deposits by customers	77,240	15,933	12,468	15,302	44,581	165,524
Loan commitments	8,441	—	34	—	—	8,475
Subordinated liabilities	—	198	290	1,540	7,994	10,022

	89,014	40,131	23,356	90,786	60,142	303,429

Derivative financial instruments	—	—	—	—	437	437

Total financial liabilities	89,014	40,131	23,356	90,786	60,579	303,866

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. The repayment terms of debt securities may be accelerated in line with the covenants, as described in Note 34 to the Consolidated Financial Statements. In addition, no account is taken of the possible early repayment of the Group’s mortgage-backed non-recourse finance which is redeemed by the Group as funds become available from redemptions of the residential mortgages. The Group has no control over the timing and amount of redemptions of residential mortgages.
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

Business and Financial Review
Risk Management continued
Operational Risk (Unaudited)
Definition
Operational risk is the risk of loss to the Group, resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk. Such risks can materialise as frauds, process failures, system downtime or damage to assets due to fire, floods etc. When such risks materialise they have not only immediate financial consequences for the Group but also an effect on its business objectives, customer service and regulatory responsibilities. Operational risk exposures arise across the Group’s business divisions and operating segments, and are managed on a consistent basis.
Objectives
The basic aim pursued by the Group in operational risk control and management is to identify, measure/assess, control/mitigate and inform about this risk. The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.
     For the purpose of calculating regulatory capital for operational risk, Santander UK currently employs the standardised approach provided for under the Basel II rules in line with the Banco Santander, S.A. group:
>	use of Risk Self-Assessments;

>	use of Key Risk Indicators to monitor risks and set tolerance levels;

>	capture and analysis of losses and incidents; and

>	scenario analysis.
The Group continues to assess the most appropriate time to shift to the advanced measurement approach (‘AMA’).
Managing operational risk
The Group undertakes extensive activity to minimise the impacts operational risks may have on business areas. An independent central operational risk function (Enterprise and Operational Risk) has responsibility for establishing the framework within which these risks are managed and is aligned to operational risk professionals within business areas (co-ordinated by IT and Operational Risk) to ensure consistent approaches are applied across the Group. The primary purpose of the framework is to define and articulate the Group-wide policy, processes, roles and responsibilities. The framework incorporates industry practice and regulatory requirements.
     The day-to-day management of operational risk is the responsibility of business managers who identify, assess and monitor the risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to Risk Fora, the Risk Committee and Board.
Key operational risk activity in 2010
During 2010, Santander UK continued to manage its key operational risk in the interest of all its stakeholders, responding to critical developments both within the Group and in the environment in which it operated.
     Over recent years, the Group has grown significantly. It has integrated Abbey, the Bradford & Bingley savings business and Alliance & Leicester into its UK operations. In 2009, the Group concentrated on integrating the Bradford & Bingley savings business and Alliance & Leicester group systems, with further focus on Alliance & Leicester throughout 2010. This period of growth was challenging in a time of turbulence in financial markets and many actions were taken to minimise the operational risks arising whilst meeting key customer requirements. For example:
>	The creation of 1,000 UK-based customer-facing roles in branches and call centres to help improve customer service at the busiest times.

>	All of the Group’s 25 million customers were brought together from the three different banks and given access to more than 1,400 branches (including agencies) in the UK.

>	A dedicated complaints helpline was set up, staffed by a team of complaints experts to deal with problems that arise both quickly and decisively.

>	Improvements to the bank account switcher process were made to make it quicker and simpler for customers, and to reduce the likelihood of errors.
The Group has taken advantage of the growth it has generated to make customer service a priority, striving to ensure its processes meet customers’ requirements not only now, but also for the future.

Business and Financial Review
Risk Management continued
In line with UK Financial Services Authority guidance and industry practice, the Group has crisis management and disaster recovery arrangements to ensure that critical business processes are maintained in the event of unforeseen interruptions. Insurance policies have been purchased to provide cover for a range of potential operational risk losses. In response to the increased threats of terrorism, flooding and pandemic disasters, contingency strategies continue to be refined and key progress has included the development of dispersed contingency sites and automated system switch over facilities.
     The Group has also invested heavily in fraud prevention systems, processes and controls as well as in the education of front line and back office staff in order to counter the increasing threat of financial crime and to safeguard the investments of the Group’s customers and assets.
Regulatory, legal and compliance risk
Regulatory, legal and compliance risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.
     Regulatory, legal and compliance exposure is driven by the significant volume of current legislation and regulation with which the Group has to comply, along with new legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole. Following the financial crisis, the pace and extent of regulatory reform proposals both in the UK and internationally have increased significantly, and can be expected to remain at high levels. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Group, but could for instance affect the Group’s future business strategy, structure or approach to funding. Further uncertainties arise where regulations are principles-based without the regulator defining supporting minimum standards either for the benefit of the consumer or firms. This gives rise to both the risk of retrospection from any one regulator and also to the risk of differing interpretation by individual regulators.
     For legal and regulatory issues there are significant reputational impacts associated with potential censure which drive the Group’s stance on the appetites referred to above. There are clear accountabilities and processes in place for reviewing new and changing requirements. Each division and significant business areas have a nominated individual with ‘compliance oversight’ responsibility under UK Financial Services Authority rules. The role of such individuals is to advise and assist management to ensure that each business has a control structure which creates awareness of the rules and regulations, to which the Group is subject, and to monitor and report on adherence to these rules and regulations.
Basel II
Santander UK’s risk management complies with Basel principles. Throughout 2009 and 2010, the Group applied the retail internal ratings-based (IRB) approach for credit risk to its key retail portfolios. During the course of 2009, regulatory approval was received to apply a refined approach to the residential mortgage portfolio which addressed the effects of pro-cyclicality evident in the estimates for probability of default (‘PD’). As a result, a combination of the advanced and foundation internal ratings-based approaches was employed for the principal portfolios. For the remaining credit exposures, currently on the Basel II standardised approach, a rolling programme of transition to the appropriate IRB approach is underway. The standardised approach for Operational Risk continued to be applied during 2010.
     The Group applied Basel II to its Internal Capital Adequacy Assessment Process (‘ICAAP’) and to the risk and capital disclosures made to the market. This includes the amendments introduced to the Capital Requirements Directive that were applicable in 2010.
     The Group has applied Banco Santander S.A.’s approach to risk management in its application of Basel II. Further information on the Group’s capital position under Basel II is included in Note 51 to the Consolidated Financial Statements. Further information on the Basel II risk measurement of the Group’s exposures will be included in Banco Santander S.A.’s Pillar 3 report. The Group’s Pillar 3 disclosures are set out in the Balance Sheet Business Review on pages 59 to 61.
Forthcoming regulatory changes
In forecasting the Group’s capital and liquidity positions, the implications of forthcoming regulatory changes (commonly referred to as Basel III), have been taken into account. In cases where proposed rules are still in the formative stage, the Group has applied appropriately conservative assumptions. Similarly, a conservative approach has been adopted in respect of the proposed implementation timescales, to allow for acceleration by the regulatory authorities.

Business and Financial Review
Risk Management continued
Other Risks (Unaudited)
Business/strategic risk
Definition
Business/strategic risk is the current or prospective risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. This includes pro-cyclicality and capital planning risk. The internal component is the risk related to implementing the strategy. The external component is the risk of the business environment change on the firm’s strategy.
Managing business/strategic risk
Business/strategic risk is managed on a monthly basis by the Risk Committee via the Economic Capital model. This is further discussed in the ‘Economic capital’ section.
Reputational risk
Definition
Reputational risk is the risk of financial loss or reputational damage arising from treating customers unfairly, a failure to manage risk, a breakdown in internal controls, or poor communication with stakeholders. This includes the risk of decline in the value of the Group’s franchise potentially arising from reduced market share, complexity, tenor and performance of products and distribution mechanisms.
Managing reputational risk
Reputational risk is managed within the operational risk framework and other internal control and approval processes.
Pension obligation risk
Definition
Pension obligation risk is the risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.
Managing pension obligation risk
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
     The Financial Controller is responsible for managing the Group’s exposure to pension obligation risk, in conjunction with the trustees. Further information on pensions can be found in “Critical Accounting Policies” in Note 1 and in Note 37 to the Consolidated Financial Statements.
Residual value risk
Definition
Residual value risk is the risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception. Residual value risk relates to the operating lease assets of the Group, which consist of commercial vehicles and other assets to it corporate customers, of which the Group is the lessor, and the finance lease assets, which consist mainly of office fixtures and equipment of which the Group is the lessee.
Managing residual value risk
Residual value risk is controlled through asset specific policies and delegated authorities agreed by the Risk Committee. An assessment of the revised residual value risk is undertaken each time a new lease is written or an existing lease renewed and extended. In addition, portfolio impairment reviews are undertaken and independently evaluated and signed-off by the Group’s Risk Division, with impairment loss allowances being raised where appropriate.

Business and Financial Review
Risk Management continued
Impact of the Current Credit Environment
Introduction
This section contains disclosures about the effect of the current credit environment on the Group’s financial instruments including structured products. The Group aims to actively manage these exposures. Additional information on the Group’s exposures by country is disclosed in ‘Balance Sheet Business Review — Country risk exposure’.
     The Group’s financial instruments which have been most affected by the current credit environment include floating rate notes (‘FRNs’) (including the Group’s exposures to Structured Investment Vehicles (‘SIVs’)), asset-backed securities (‘ABS’) (including mortgage-backed securities (‘MBS’) and the Group’s exposures to monoline insurers), Collateralised Debt Obligations (‘CDOs’), Collateralised Loan Obligations (‘CLOs’), loans to banks, certain credit derivatives and off-balance sheet entities. Details of the Group’s investing and lending arrangements with respect to these instruments are set out below.
     In November 2010, the Group acquired a portfolio of loans to banks, asset-backed securities and certain credit derivatives, as part of an alignment of portfolios across the Banco Santander, S.A. group. The following disclosures include the financial instruments recognised as a result of the acquisition of that portfolio.
Classification in the Consolidated Balance Sheet
The classification of these assets in the Group consolidated balance sheet is as follows:
2010

											Bank &
		Type of Financial Instrument analysed further								OECD	building
							Deriv-		Sub-	Govt	society
		FRNs	ABS	CDO	CLO	Loans	atives	Other	total	debts	CDs	Total
Balance sheet line item	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trading assets — debt securities	13	10,901	—	—	—	—	—	—	10,901	6,630	290	17,821
Derivatives — equity & credit contracts	14	—	—	—	—	—	38	—	38	—	—	38
Financial assets designated at fair value — debt securities	15	—	1,046	12	—	—	—	240	1,298	—	—	1,298
Loans and advances to banks	16	—	—	—	—	3,852	—	—	3,852	—	—	3,852
Available-for-sale — debt securities	21	—	—	—	—	—	—	—	—	125	—	125
Loans and receivables securities	22	1,652	1,772	37	112	—	—	37	3,610	—	—	3,610

		12,553	2,818	49	112	3,852	38	277	19,699	6,755	290	26,744

2009

											Bank &
		Type of Financial Instrument analysed further								OECD	building
							Deriv-		Sub-	Govt	society
		FRNs	ABS	CDO	CLO	Loans	atives	Other	total	debts	CDs	Total
Balance sheet line item	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trading assets — debt securities	13	11,128	—	—	—	—	—	—	11,128	2,869	1,935	15,932
Financial assets designated at fair value — debt securities	15	—	3,446	50	—	—	—	263	3,759	—	2,220	5,979
Loans and advances to banks	16	—	—	—	—	9,151	—	—	9,151	—	—	9,151
Available-for-sale — debt securities	21	342	—	—	—	—	—	—	342	405	—	747
Loans and receivables securities	22	6,749	2,245	80	639	—	—	185	9,898	—	—	9,898

		18,219	5,691	130	639	9,151	—	448	34,278	3,274	4,155	41,707

Additional analysis is presented below of the above financial instruments, except for the category “OECD Govt debts” and “Bank & building society CDs”. Further detail on those assets is set out in Notes 13, 15 and 21 to the Consolidated Financial Statements. The income statement movement below excludes the effects of changes in foreign exchange rates.

Business and Financial Review
Risk Management continued
Summary
The balance sheet position at the year end and income statement movements during the year for these financial instruments may be summarised as follows. In respect of the income statement movement during the year, fair value changes relate to financial instruments accounted for at fair value, and impairment losses relate to financial instruments accounted for at amortised cost, subject to impairment loss allowances.
2010

				2010 Income statement movement(1)
	Nominal	Book value	Fair value	Fair value changes	Impairment losses

	£m	£m	£m	£m	£m

Floating rate notes	12,519	12,553	12,490	47	—
Asset-backed securities	2,949	2,818	2,597	60	—
Collateralised debt obligations	84	49	52	(1)	—
Collateralised loan obligations	127	112	94	(3)	—
Loans	3,852	3,852	3,852	—	—
Derivatives	657	38	38	—	—
Other investments	282	277	276	2	—

	20,470	19,699	19,399	105	—

2009

				2009 Income statement movement(1)
	Nominal	Book value	Fair value	Fair value changes	Impairment losses

	£m	£m	£m	£m	£m

Floating rate notes	18,267	18,219	18,129	49	(6)
Asset-backed securities	5,893	5,691	5,424	1	(31)
Collateralised debt obligations	215	130	130	(15)	(3)
Collateralised loan obligations	703	639	606	(21)	—
Loans	9,151	9,151	9,151	—	—
Other investments	453	448	449	16	(4)

	34,682	34,278	33,889	30	(44)

(1)	Amounts in respect of assets held at the balance sheet date i.e. not including amounts relating to assets sold during the year.
The fair value of these financial instruments may be analysed by credit rating of the issuer or counterparty as follows:
2010(1)

	FRNs	Other	Total
	£m	£m	£m

AAA	10,794	2,847	13,641
AA+	—	348	348
AA	633	1,869	2,502
A	770	1,366	2,136
BBB	277	76	353
Below BBB	16	161	177
Unrated	—	242	242

Total	12,490	6,909	19,399

2009(1)

	FRNs	Other	Total
	£m	£m	£m

AAA	10,828	5,416	16,244
AA+	83	—	83
AA	2,271	7,250	9,521
A	3,803	2,335	6,138
BBB	550	306	856
Below BBB	594	191	785
Unrated	—	262	262

Total	18,129	15,760	33,889

(1)	External ratings are applied to all exposures, where available.
The remainder of this section further analyses each major type of these financial instruments by:
>	Income statement movement by geographical location of issuer or counterparty;

>	Vintage by geographical location of issuer or counterparty, where applicable;

>	Income statement movement by credit rating of issuer or counterparty; and

>	Vintage by credit rating of issuer or counterparty, where applicable.

Business and Financial Review
Risk Management continued
Floating Rate Notes
(a) Income statement movement by geographical location of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Country	£m	%	£m	£m	%	£m	£m

UK	9,984	80	10,093	10,081	101	18	—
Italy	141	1	139	134	95	(3)	—
Spain	598	5	593	575	96	(11)	—
Rest of Europe	1,199	9	1,123	1,102	92	41	—
US	139	1	131	125	90	6	—
Rest of the world	458	4	474	473	103	(4)	—

Total	12,519	100	12,553	12,490	100	47	—

2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Country	£m	%	£m	£m	%	£m	£m

UK	9,913	53	9,953	9,938	100	85	(6)
Italy	653	4	650	650	100	(3)	—
Spain	1,546	9	1,527	1,510	98	(16)	—
Rest of Europe	3,943	22	3,910	3,897	99	1	—
US	699	4	651	633	91	(24)	—
Rest of the world	1,513	8	1,528	1,501	99	6	—

Total	18,267	100	18,219	18,129	99	49	(6)

(b) Income statement movement by credit rating of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Credit rating	£m	%	£m	£m	%	£m	£m

AAA	10,728	86	10,794	10,794	101	26	—
AA	647	5	642	633	98	(14)	—
A	810	7	797	770	95	30	—
BBB	302	2	295	277	92	4	—
Below BBB	32	—	25	16	50	1	—

Total	12,519	100	12,553	12,490	100	47	—

2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Credit rating	£m	%	£m	£m	%	£m	£m

AAA	10,757	59	10,828	10,828	101	135	—
AA+	83	—	83	83	100	—	—
AA	2,297	13	2,270	2,271	99	(16)	—
A	3,925	21	3,865	3,803	97	(52)	—
BBB	589	3	570	550	94	(16)	—
Below BBB	616	4	603	594	96	(2)	(6)

Total	18,267	100	18,219	18,129	99	49	(6)

Substantially all the AAA-rated FRNs held are issued by UK banks and guaranteed by the UK Government. The other FRNs held are principally issued by other banks and financial institutions. On average, the FRNs have 13 months to maturity (2009: 18 months).
Structured Investment Vehicles
As at 31 December 2010, the Group had no holdings in SIVs. As at 31 December 2009, the Group had SIV holdings with a nominal value of £14m against which impairment loss allowances of £11m had been raised, giving a book value of £3m. These SIV holdings were sold in 2010. The SIVs were formerly classified as floating rate notes in the balance sheet and included in the tables above.

Business and Financial Review
Risk Management continued
Asset-Backed Securities
(a) Income statement movement by geographical location of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Country	£m	%	£m	£m	%	£m	£m

UK
ABS	218	7	226	226	104	(2)	—
MBS	941	31	953	910	97	15	—

	1,159	38	1,179	1,136	98	13	—

US
ABS	520	18	474	439	84	(5)	—
MBS	227	8	181	124	55	21	—

	747	26	655	563	75	16	—

Rest of Europe
ABS	253	9	245	234	93	35	—
MBS	576	20	548	476	83	(2)	—

	829	29	793	710	86	33	—

Rest of the world
ABS	43	1	35	35	81	—	—
MBS	171	6	156	153	89	(2)	—

	214	7	191	188	88	(2)	—

Total	2,949	100	2,818	2,597	88	60	—

2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Country	£m	%	£m	£m	%	£m	£m

UK
ABS	142	2	141	140	99	—	—
MBS	912	16	878	791	87	(26)	—

	1,054	18	1,019	931	88	(26)	—

US
ABS	553	9	506	483	87	(41)	(5)
MBS	292	5	218	125	43	(26)	(20)

	845	14	724	608	72	(67)	(25)

Rest of Europe
ABS	300	5	288	283	94	12	(6)
MBS	3,542	60	3,511	3,463	98	85	—

	3,842	65	3,799	3,746	98	97	(6)

Rest of the world
MBS	152	3	149	139	91	(3)	—

	152	3	149	139	91	(3)	—

Total	5,893	100	5,691	5,424	92	1	(31)

(b) Vintage of asset-backed securities by geographical location of issuer or counterparty
2010

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2010

Country	£m	£m	£m	%	%	%	%	%

UK
ABS	218	12	—	6	—	53	41	—
MBS	941	51	—	23	6	44	27	—

	1,159	63	—	20	5	45	30	—

US
ABS	520	21	—	23	70	7	—	—
MBS	227	20	—	19	40	23	18	—

	747	41	—	23	61	11	5	—

Rest of Europe
ABS	253	6	—	20	33	15	32	—
MBS	576	31	—	23	2	30	45	—

	829	37	—	22	12	26	40	—

Rest of the world
ABS	43	—	—	100	—	—	—	—
MBS	171	4	—	—	—	—	100	—

	214	4	—	20	—	—	80	—

Total	2,949	145	—	21	21	28	30	—

Business and Financial Review
Risk Management continued
(b) Vintage of asset-backed securities by geographical location of issuer or counterparty (continued)
2009

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2009

Country	£m	£m	£m	%	%	%	%	%

UK
ABS	142	3	—	27	4	54	15	—
MBS	912	68	—	35	10	26	29	—

	1,054	71	—	34	9	30	27	—

US
ABS	553	31	—	27	66	6	1	—
MBS	292	35	11	23	37	26	14	—

	845	66	11	26	56	13	5	—

Rest of Europe
ABS	300	5	—	25	3	42	30	—
MBS	3,542	46	—	80	1	9	10	—

	3,842	51	—	76	1	11	12	—

Rest of the world
MBS	152	6	—	34	3	3	60	—

	152	6	—	34	3	3	60	—

Total	5,893	194	11	60	11	15	14	—

(c) Income statement movement by credit rating of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Credit rating	£m	%	£m	£m	%	£m	£m

AAA
ABS	742	25	689	651	88	21	—
MBS	1,333	45	1,327	1,245	93	12	—

	2,075	70	2,016	1,896	91	33	—

AA+
ABS	108	4	106	106	98	7	—
MBS	234	8	218	215	92	3	—

	342	12	324	321	94	10	—

AA
ABS	12	—	10	7	58	(1)	—
MBS	133	5	120	93	70	—	—

	145	5	130	100	69	(1)	—

A
ABS	79	3	86	84	106	—	—
MBS	47	1	40	30	64	(2)	—

	126	4	126	114	90	(2)	—

BBB
ABS	19	—	17	15	79	—	—
MBS	20	1	15	12	60	3	—

	39	1	32	27	69	3	—

Below BBB
ABS	74	3	72	71	96	1	—
MBS	148	5	118	68	46	16	—

	222	8	190	139	63	17	—

Total	2,949	100	2,818	2,597	88	60	—

2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses

Credit rating	£m	%	£m	£m	%	£m	£m

AAA
ABS	803	14	761	734	91	(21)	—
MBS	3,730	63	3,667	3,553	95	58	—

	4,533	77	4,428	4,287	95	37	—

AA
ABS	10	—	8	7	70	(1)	—
MBS	364	6	348	313	86	(8)	—

	374	6	356	320	86	(9)	—

A
ABS	56	1	51	50	89	(4)	—
MBS	582	10	574	564	97	(5)	—

	638	11	625	614	96	(9)	—

BBB
ABS	67	1	66	65	97	(1)	—
MBS	51	1	42	34	67	(7)	—

	118	2	108	99	84	(8)	—

Below BBB
ABS	59	1	49	49	83	(1)	(11)
MBS	171	3	125	55	32	(9)	(20)

	230	4	174	104	45	(10)	(31)

Total	5,893	100	5,691	5,424	92	1	(31)

Business and Financial Review
Risk Management continued
(d) Vintage of asset-backed securities by credit rating of issuer or counterparty
2010

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2010

Credit rating	£m	£m	£m	%	%	%	%	%

AAA
ABS	742	31	—	18	51	18	12	—
MBS	1,333	73	—	24	5	36	36	—

	2,075	104	—	22	21	29	28	—

AA
ABS	120	6	—	30	55	3	12	—
MBS	367	15	—	9	3	34	54	—

	487	21	—	14	16	27	43	—

A
ABS	79	1	—	45	1	54	—	—
MBS	47	4	—	10	58	2	30	—

	126	5	—	32	22	34	12	—

BBB
ABS	19	1	—	50	34	16	—	—
MBS	20	2	—	1	99	—	—	—

	39	3	—	25	67	8	—	—

Below BBB
ABS	74	—	—	22	—	—	78	—
MBS	148	12	—	25	25	28	22	—

	222	12	—	25	17	18	40	—

Total	2,949	145	—	21	21	28	30	—

2009

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2009

Credit rating	£m	£m	£m	%	%	%	%	%

AAA
ABS	803	37	—	27	45	18	10	—
MBS	3,730	115	—	71	4	9	16	—

	4,533	152	—	63	11	11	15	—

AA
ABS	10	1	—	29	41	30	—	—
MBS	364	15	5	5	6	65	24	—

	374	16	5	6	7	63	24	—

A
ABS	56	1	—	—	—	100	—	—
MBS	582	3	—	95	3	—	2	—

	638	4	—	86	3	9	2	—

BBB
ABS	67	—	—	55	—	11	34	—
MBS	51	4	—	49	40	11	—	—

	118	4	—	53	17	11	19	—

Below BBB
ABS	59	—	—	—	27	47	26	—
MBS	171	18	6	22	23	35	20	—

	230	18	6	16	24	38	22	—

Total	5,893	194	11	60	11	15	14	—

Included above are ALT-A US asset-backed securities with book values of £111m (2009: £185m) and fair values of £75m (2009: £107m).
Collateral supporting asset-backed securities including mortgage-backed securities
The following table shows the vintages of the collateral assets supporting the Group’s holdings of asset-backed securities and mortgage-backed securities at 31 December 2010 and 2009.
2010

		Original vintage
	Nominal	Pre-2005	2005	2006	2007	2008-2010

Asset Type	£m	%	%	%	%	%

Prime lending	2,795	21	21	28	30	—
ALT-A	154	17	46	11	26	—

Total	2,949	21	21	28	30	—

2009

		Original vintage
	Nominal	Pre-2005	2005	2006	2007	2008-2009

Asset Type	£m	%	%	%	%	%

Prime lending	5,663	61	10	15	14	—
ALT-A	224	34	40	17	9	—
Sub-prime	6	—	—	—	100	—

Total	5,893	60	11	15	14	—

Monoline Insurers
The Group has a £99m (2009: £219m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures. The exposures to monoline insurers are classified as asset-backed securities in the balance sheet and are included in the tables above.

Business and Financial Review
Risk Management continued
Collateralised Debt Obligations
(a) Income statement movement by geographical location of issuer or counterparty
2010

								Original
					Fair value	2010 Income statement movement		exposure	Original
				Fair	as % of	Fair value	Impairment	to sub-	credit
	Nominal value		Book value	value	nominal	changes	losses	prime	enhancement

Country	£m	%	£m	£m	%	£m	£m	%	%

UK	—	—	—	—	—	—	—	—	—
Rest of Europe	1	1	1	1	100	—	—	—	—
US	83	99	48	51	61	(1)	—	—	13

Total	84	100	49	52	62	(1)	—	—	13

2009

					Fair value	2010 Income statement movement		Original	Original
					as % of	Fair value	Impairment	exposure to	credit
	Nominal value		Book value	Fair value	nominal	changes	losses	sub-prime	enhancement

Country	£m	%	£m	£m	%	£m	£m	%	%

UK	—	—	—	—	—	—	—	—	—
Rest of Europe	2	1	2	2	100	(1)	—	—	—
US	213	99	128	128	60	(14)	(3)	11	30

Total	215	100	130	130	60	(15)	(3)	11	30

(b) Vintage of collateralised debt obligations by geographical location of issuer or counterparty
2010

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2010

Country	£m	£m	£m	%	%	%	%	%

ABS CDO
UK	—	—	—	—	—	—	—	—
Rest of Europe	1	—	—	—	100	—	—	—
US	21	3	—	100	—	—	—	—

	22	3	—	95	5	—	—	—

Synthetic CDO
US	16	4	—	—	100	—	—	—

	16	4	—	—	100	—	—	—

Other CDO
US	46	6	—	49	1	21	29	—

	46	6	—	49	1	21	29	—

Total	84	13	—	52	21	11	16	—

2009

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2009

Country	£m	£m	£m	%	%	%	%	%

ABS CDO
UK	—	—	—	—	—	—	—	—
Rest of Europe	2	—	—	50	50	—	—	—
US	48	15	14	33	65	2	—	—

	50	15	14	34	64	2

Synthetic CDO
US	95	11	—	100	—	—	—	—

	95	11	—	100	—	—	—	—

Other CDO
US	70	8	1	38	5	24	33	—

	70	8	1	38	5	24	33	—

Total	215	34	15	64	17	8	11	—

(c) Income statement movement by credit rating of issuer or counterparty
2010

								Original
					Fair value	2010 Income statement movement		exposure	Original
				Fair	as % of	Fair value	Impairment	to sub-	credit
	Nominal value		Book value	value	nominal	changes	losses	prime	enhancement

Credit rating	£m	%	£m	£m	%	£m	£m	%	%

AAA	10	12	5	8	80	(1)	—	—	—
AA	12	14	10	10	83	—	—	—	13
A	15	18	11	8	53	(1)	—	—	23
BBB	6	7	3	5	83	(1)	—	—	18
Below BBB	41	49	20	21	51	2	—	—	9

Total	84	100	49	52	62	(1)	—	—	13

Business and Financial Review
Risk Management continued
(c) Income statement movement by credit rating of issuer or counterparty (continued)
2009

					Fair value	2010 Income statement movement		Original	Original
					as % of	Fair value	Impairment	exposure to	credit
	Nominal value		Book value	Fair value	nominal	changes	losses	sub-prime	enhancement

Credit rating	£m	%	£m	£m	%	£m	£m	%	%

AAA	16	7	8	8	50	(1)	—	—	26
AA	64	30	48	48	75	(5)	—	1	13
A	17	8	7	7	41	(1)	—	10	—
BBB	23	11	15	15	65	(1)	—	1	1
Below BBB	95	44	52	52	55	(7)	(3)	6	2

Total	215	100	130	130	60	(15)	(3)	11	30

(d) Vintage of collateralised debt obligations by credit rating of issuer or counterparty
2010

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2010

Credit rating	£m	£m	£m	%	%	%	%	%

ABS CDO
AAA	1	—	—	4	96	—	—	—
BBB	6	1	—	100	—	—	—	—
Below BBB	15	2	—	100	—	—	—	—

	22	3	—	95	5	—	—	—

Synthetic CDO
Below BBB	16	4	—	—	100	—	—	—

	16	4	—	—	100	—	—	—

Other CDO
AAA	9	—	—	100	—	—	—	—
AA	12	2	—	97	3	—	—	—
A	15	4	—	1	2	7	90	—
Below BBB	10	—	—	7	—	93	—	—

	46	6	—	49	1	21	29	—

Total	84	13	—	52	21	11	16	—

2009

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2009

Credit rating	£m	£m	£m	%	%	%	%	%

ABS CDO
AAA	12	6	—	—	100	—	—	—
AA	12	3	2	100	—	—	—	—
A	1	—	—	100	—	—	—	—
BBB	5	1	2	100	—	—	—	—
Below BBB	20	5	10	—	95	5	—	—

	50	15	14	34	64	2	—	—

Synthetic CDO
A	15	1	—	100	—	—	—	—
BBB	16	3	—	100	—	—	—	—
Below BBB	64	7	—	100	—	—	—	—

	95	11	—	100	—	—	—	—

Other CDO
AAA	4	1	—	67	—	33	—	—
AA	52	7	1	39	—	11	50	—
A	1	—	—	—	100	—	—	—
BBB	2	—	—	50	50	—	—	—
Below BBB	11	—	—	31	—	69	—	—

	70	8	1	38	5	24	33	—

Total	215	34	15	64	17	8	11	—

In addition, in the ordinary course of business, the Group entered into long-term interest rate hedging contracts with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2010 was £81m (2009: £100m).

Business and Financial Review
Risk Management continued
Collateralised Loan Obligations
(a) Income statement movement by geographical location of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Country	£m	%	£m	£m	%	£m	£m

UK	17	13	15	10	59	(3)	—
Rest of Europe	37	29	32	26	70	(1)	—
US	73	58	65	58	79	1	—

Total	127	100	112	94	74	(3)	—

2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Country	£m	%	£m	£m	%	£m	£m

UK	93	13	87	82	88	(5)	—
Rest of Europe	42	6	36	28	67	(5)	—
US	568	81	516	496	87	(11)	—

Total	703	100	639	606	86	(21)	—

(b) Vintage of collateralised loan obligations by geographical location of issuer or counterparty
2010

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2010
Country	£m	£m	£m	%	%	%	%	%

UK	17	9	—	25	—	75	—	—
Rest of Europe	37	6	—	24	—	30	46	—
US	73	41	—	41	—	26	33	—

Total	127	56	—	34	—	34	32	—

2009

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2009
Country	£m	£m	£m	%	%	%	%	%

UK	93	13	—	14	59	14	13	—
Rest of Europe	42	8	—	22	5	42	31	—
US	568	122	—	82	4	10	4	—

Total	703	143	—	70	11	12	7	—

(c) Income statement movement by credit rating of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Credit rating	£m	%	£m	£m	%	£m	£m

AAA	3	2	3	3	100	(1)	—
AA	26	21	23	19	73	(3)	—
A	36	28	32	29	81	1	—
BBB	59	47	51	41	69	(1)	—
Below BBB	3	2	3	2	67	1	—

Total	127	100	112	94	74	(3)	—

2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Credit rating	£m	%	£m	£m	%	£m	£m

AAA	202	29	185	176	87	(7)	—
AA	254	36	225	218	86	(1)	—
A	181	26	161	157	87	(4)	—
BBB	56	8	49	39	70	(7)	—
Below BBB	10	1	19	16	160	(2)	—

Total	703	100	639	606	86	(21)	—

Business and Financial Review
Risk Management continued
(d) Vintage of collateralised loan obligations by credit rating of issuer or counterparty
2010

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2010
Credit rating	£m	£m	£m	%	%	%	%	%

AAA	3	3	—	—	—	92	8	—
AA	26	20	—	33	—	—	67	—
A	36	20	—	57	—	43	—	—
BBB	59	13	—	18	—	42	40	—
Below BBB	3	—	—	100	—	—	—	—

Total	127	56	—	34	—	34	32	—

2009

		Original credit	Original sub-	Original vintage
	Nominal	enhancements	prime exposure	Pre-2005	2005	2006	2007	2008-2009
Credit rating	£m	£m	£m	%	%	%	%	%

AAA	202	41	—	43	28	24	5	—
AA	254	51	—	92	6	2	—	—
A	181	38	—	84	—	8	8	—
BBB	56	12	—	24	—	34	42	—
Below BBB	10	1	—	70	30	—	—	—

Total	703	143	—	70	11	12	7	—

Loans to banks
In November 2010, the Group acquired a portfolio of loans to banks, asset-backed securities and related credit derivatives, as part of an alignment of portfolios across the Banco Santander, S.A. group. The following disclosures relate to all the loans to banks held by the Group, including those recognised as a result of the acquisition of that portfolio.
(a) Income statement movement by geographical location of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Country	£m	%	£m	£m	%	£m	£m

UK	1,461	38	1,461	1,461	100	—	—
Spain	646	16	646	646	100	—	—
France	727	19	727	727	100	—	—
Rest of Europe	24	1	24	24	100	—	—
US	970	25	970	970	100	—	—
Rest of the world	24	1	24	24	100	—	—

Total	3,852	100	3,852	3,852	100	—	—

2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Country	£m	%	£m	£m	%	£m	£m

UK	1,405	15	1,405	1,405	100	—	—
Spain	5,995	66	5,995	5,995	100	—	—
France	2	—	2	2	100	—	—
Rest of Europe	1,472	16	1,472	1,472	100	—	—
US	118	1	118	118	100	—	—
Rest of the world	159	2	159	159	100	—	—

Total	9,151	100	9,151	9,151	100	—	—

(b) Income statement movement by credit rating of issuer or counterparty
2010

						2010 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Credit rating	£m	%	£m	£m	%	£m	£m

AAA	939	25	939	939	100	—	—
AA	1,704	44	1,704	1,704	100	—	—
AA-	36	1	36	36	100	—	—
A+	151	4	151	151	100	—	—
A	1,007	26	1,007	1,007	100	—	—
BB+	2	—	2	2	100	—	—
D	13	—	13	13	100	—	—

Total	3,852	100	3,852	3,852	100	—	—

Business and Financial Review
Risk Management continued
(b) Income statement movement by credit rating of issuer or counterparty (continued)
2009

						2009 Income statement movement
					Fair value as	Fair value	Impairment
	Nominal value		Book value	Fair value	% of nominal	changes	losses
Credit rating	£m	%	£m	£m	%	£m	£m

AAA	955	10	955	955	100	—	—
AA	6,482	71	6,482	6,482	100	—	—
AA-	19	—	19	19	100	—	—
A+	142	2	142	142	100	—	—
A	1,415	15	1,415	1,415	100	—	—
BBB-	138	2	138	138	100	—	—

Total	9,151	100	9,151	9,151	100	—	—

Certain credit derivatives
In November 2010, the Group acquired a portfolio of loans to banks, asset-backed securities and related credit derivatives, as part of an alignment of portfolios across the Banco Santander, S.A. group. The following disclosures relate to the credit derivatives recognised as a result of the acquisition of that portfolio. Further information on all the Group’s holdings of derivatives (including these credit derivatives) is set out in Note 14 to the Consolidated Financial Statements.
(a) Income statement movement by geographical location of issuer or counterparty
2010

				2010 Income statement movement
	Contract/notional amount		Fair value	Fair value changes	Impairment losses
Country	£m	%	£m	£m	£m

UK	—	—	—	—	—
Rest of Europe	584	89	25	—	—
US	73	11	13	—	—

Total	657	100	38	—	—

(b)	Income statement movement by credit rating of issuer or counterparty
2010

				2010 Income statement movement
	Contract/notional amount		Fair value	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	£m

AA	559	85	21	—	—
A	98	15	17	—	—

Total	657	100	38	—	—

No comparatives are presented as the Group acquired these financial instruments during the year.
Other investments

	Book value	Fair value	Book value	Fair value
	2010	2010	2009	2009
	£m	£m	£m	£m

Principal Protected Notes	37	35	24	26
Other	240	241	424	423

	277	276	448	449

The Principal Protected Notes are backed by highly rated bank counterparties and are due to mature by the end of 2016. Other investments of £240m (2009: £424m) consisted primarily of reversionary property securities and, in 2009, a debenture issued by a fellow subsidiary in the Banco Santander, S.A. group that matured in 2010.
Exposure to Off-Balance Sheet Entities sponsored by the Group
Certain Special Purpose Entities (‘SPE’s) are formed by the Group to accomplish specific and well-defined objectives, such as securitising financial assets. The Group consolidates these SPEs when the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements. Details of SPEs sponsored by the Group (including SPEs not consolidated by the Group) are set out in Note 19 to the Consolidated Financial Statements.
     The only SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. Further information on these entities is described in Note 19 to the Consolidated Financial Statements.

Report of the Directors
Directors
Board of Directors
As at 31 December 2010
Chairman
Lord Burns
Lord Burns (age 67) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Channel 4 Television Corporation and a Non-Executive Director of Banco Santander, S.A.. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, President of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society. He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. He was a Non-Executive Director of British Land plc (2000-2005), Pearson plc (1999-2010) and Legal & General Group plc (1991-2001). He was also Chairman of the National Lottery Commission (2000-2001), Marks and Spencer Group plc (2006-2008) and Glas Cymru Cyfyngedig (Welsh Water) (2000-2010).
Executive Directors
Ana Botín
Chief Executive Officer
Ana Botín (age 50) was appointed as Chief Executive Officer on 1 December 2010. She joined the Banco Santander, S.A. group in 1988, directed Banco Santander, S.A.’s Latin American international expansion in the 1990’s and was responsible for the Latin American, Corporate Banking, Asset Management and Treasury areas. Ana was Chief Executive Officer of Banco Santander de Negocios and has been a member of Banco Santander, S.A.’s Board and Executive Committee since 1989 and of its Management Committee since 1994. In 2002 Ana was appointed Executive Chairman of Banco Español de Credito, S.A. in Spain, leading the bank towards clear improvements in profitability, efficiency and brand recognition as well as showing a commitment towards product innovation, SMEs and service quality.
Jose Maria Nus
Chief Risk Officer
José María Nus (age 60) was appointed as an Executive Director on 17 March 2011 and is responsible for the Risk Division. Previously, José María was Chief Risk Officer at Banco Español de Credito, S.A., where he was a member of the Board and member of the Executive Committee. Prior to joining Banco Español de Credito, S.A. he held senior positions at Bankinter, S.A. and Banco de Negocios Argentaria, S.A. where he was Managing Director of Risk.
Alison Brittain
Executive Director, Retail Distribution
Alison Brittain (age 46) was appointed Executive Director, Retail Distribution on 2 January 2008. She is responsible for Branch Distribution (including Bancassurance and Mortgages), Telephone Distribution, e-commerce, Business Banking and Specialist Distribution. She was previously Managing Director of the Barclays and Woolwich Retail Network and the Small Business Banking division of Barclays Bank plc.
Non-Executive Directors
Juan Rodríguez Inciarte
Deputy Chairman
Juan Inciarte (age 58) was appointed Non-Executive Director on 1 December 2004. He joined Banco Santander, S.A. in 1985. After holding various positions, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently a member of the Boards of Banco Banif, S.A., Santander Consumer Finance S.A., and Banco Santander’s International Advisory Board. He was a Director of the Royal Bank of Scotland plc and National Westminster Bank plc (from 1998 — 2004) and has served on the Board of Directors of ABN AMRO Holding N.V., First Fidelity Bancorp and First Union Corporation (now part of Wells Fargo), San Paolo — IMI in Italy, Sovereign Bancorp in the US (from 2006 — 2008), NIBC Bank N.V. in the Netherlands (from 2005 — 2007) and Compañía Española de Petróleos, S.A. of Spain. Mr Inciarte is Chairman of the US-Spain Council, Member of the Spain-Japan Council Foundation, Member of the Board of Trustees of the Carlos V International Centre of the Autonomous University of Madrid and a Fellow of The Chartered Institute of Bankers in Scotland.

Report of the Directors
Directors continued
Non-Executive Directors continued
Jane Barker
Jane Barker (age 61) was appointed Non-Executive Director on 21 October 2008. She is Chief Executive Officer of Equitas Limited, the company set up to re-insure and run-off the 1992 and prior years’ non-life liabilities of Lloyd’s of London syndicates and a Non-Executive Director of Marsh Limited. She is Deputy Chairman of the Royal College of Music, an external member of the Appeal Panel for Scotland and Northern Ireland Banknote Regulation Regime and was previously a member of the council and chair of the Audit Committee of the Open University. Her other previous roles have included being Finance Director of the London Stock Exchange.
Roy Brown
Roy Brown (age 64) was appointed Non-Executive Director on 21 October 2008. He is a Chartered Engineer and is Chairman of GKN plc, Governor of Tonbridge School and Chairman of the Tonbridge School Foundation. Formerly, he was a Senior Independent Director of HMV Group plc, Executive Director of Unilever plc and NV, a Non-Executive Director of Brambles Industries plc, the British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd’s of London.
José María Carballo
José María Carballo (age 66) was appointed Non-Executive Director on 1 December 2004. He is Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Vista Capital Expansion S.A. S.G.E.C.R. and Director of Teleférico Pico del Teide S.A.. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (UK). He was Executive Vice President of Banco Santander, S.A. from 1989-2001 and Chief Executive Officer of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.
José María Fuster
José María Fuster (age 52) was appointed Non-Executive Director on 1 December 2004. He is Executive Vice President of Operations and Technology, and Chief Information Officer of Banco Santander, S.A. and Non-Executive Director of Banco Español de Credito, S.A.. He joined Banco Español de Credito, S.A., in 1998 and was appointed as Chief Information Officer of Banco Santander, S.A. in 2003. He started his professional career with International Business Machines, S.A. and Arthur Andersen as a consultant. He has also worked for Citibank España, S.A. and National Westminster Bank plc.
Rosemary Thorne
Rosemary Thorne (age 59) was appointed Non-Executive Director on 1 July 2006. She is also a Non-Executive Director on the Board of Smurfit Kappa Group plc. She was Group Finance Director of Ladbrokes plc until April 2007, Non-Executive Director of Cadbury Schweppes plc until September 2007 and Senior Independent Director on the Board of Virgin Radio Holdings Limited until June 2008. Previously, she was Group Financial Controller of Grand Metropolitan Public Limited Company (prior to its merger with Guinness plc to become Diageo plc) and spent almost eight years as the Group Finance Director of J Sainsbury plc. She joined the Board of Bradford & Bingley plc in 1999 as Group Finance Director, initially working on its demutualisation and flotation, resulting in a place in the FTSE 100 in December 2000. She remained in this role for a further five years. She was a member of the Financial Reporting Council and Financial Reporting Review Panel for nine years and a member of The Hundred Group of Finance Directors Main Committee for 15 years.
Keith Woodley
Keith Woodley (age 71) was appointed Non-Executive Director on 5 August 1996. He was made Senior Independent Non-Executive Director in April 1999 and was Deputy Chairman from 6 April 1999 until November 2004. He is a former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is a Council Member and Pro-Chancellor of the University of Bath.

Report of the Directors
Directors’ Report
Corporate Structure
Santander UK plc (the ‘Company’) is a subsidiary of Banco Santander, S.A.. The ordinary shares of the Company are not traded on the London Stock Exchange. Banco Santander, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 23 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company, the nature of each subsidiary’s business and details of branches. Note 39 to the Consolidated Financial Statements provides details of the Company’s share capital including the increase in share capital during the year.
Corporate Governance
The Company is subject to the Listing Rules and the Disclosure & Transparency Rules of the UK Financial Services Authority, because it has preference shares listed on the London Stock Exchange. As a result of its preference share listing, the Company is not required to make certain disclosures that are normally part of the continuing obligations of equity listed companies in the UK. However, a number of voluntary disclosures have been introduced in this Directors’ Report relating to remuneration (see pages 141 to 143).
     Additionally, the Company will comply with any remuneration disclosure requirements in the UK Financial Services Authority’s Prudential Sourcebook for Banks, Building Societies and Investment Firms by way of separate and distinct reporting to those disclosures contained in this Annual Report. This report will be made available on the website www.aboutsantander.co.uk.
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
     The Company is required to set out in this report a fair review of the development and performance of the business of the Group during the year ended 31 December 2010 and of the position of the Group at the end of the year, as well as factors likely to affect its future development, performance and position. The information that fulfils this requirement can be found in the Chief Executive Officer’s Review on pages 2 to 4 and the relevant sections of the Business and Financial Review referred to below, which are incorporated into and form part of this Directors’ Report. When reading the Chief Executive Officer’s Review and the Business and Financial Review, reference should be made to the Forward-looking Statements section on page 5.
Information on the development and performance of the business of the Group, both at a consolidated level and analysed by division can be found in the Chief Executive Officer’s review and in the following sections:
>	An analysis of the Group’s development and performance during the year is contained in the “Business Review — Summary” on pages 11 to 21.
>	A further detailed analysis of the business divisions is contained in the “Business Review — Divisional results” on pages 25 to 38.
Information on the position of the Group at the end of the year can be found in the Chief Executive Officer’s review and in the following sections:
>	An analysis of the Group’s business volumes is contained in the “Business Review — Divisional results” on pages 27 to 29.

>	The Balance Sheet Business Review can be found on pages 42 to 66, including details of capital expenditure on page 54, contractual obligations and off-balance sheet arrangements on page 58, a review of capital management and resources on pages 59 to 61, and funding and liquidity on pages 61 to 64.

>	The Group’s key performance indicators are described in the “Business Review — Summary” on pages 22 to 24.
The Company is also required to describe the principal risks and uncertainties facing the Group. Financial risks are described in the Risk Management Report by type of risk,with further analysis by segment on pages 67 to 134, and material risk factors are described in the Risk Factors section on pages 266 to 276.
Results and Dividends
The results of the Group are discussed in the Principal Activities and Business Review above. The Directors do not recommend the payment of a final dividend (2009: £nil). An interim dividend of £400m was declared on 30 September 2010 on the Company’s ordinary shares in issue and this was paid in December 2010. A further Interim dividend of £375m was declared and authorised on 21 December 2010 and this will be paid in the first half of 2011. An interim dividend of £500m was declared in 2009 and paid in 2010.
Events after the balance sheet date
None.

Report of the Directors
Directors’ Report continued
Going Concern
The Directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.
     As outlined above, the Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive Officer’s Review on pages 2 to 4 and in the Business Review on pages 11 to 38. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Balance Sheet Business Review on pages 42 to 66. In addition, Note 51 to the Consolidated Financial Statements includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. As also outlined above, in respect of the principal risks and uncertainties facing the Group, financial risks are described in the Risk Management Report on pages 67 to 134, and material risk factors are described in the Risk Factors section on pages 266 to 276.
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

The 3-Year Plan, its assumptions, forecast results and key sensitivities are reviewed by senior management and presented to the Executive Committee, the Board of Directors and to senior executives of Banco Santander, S.A.. The budget is reforecast frequently and reviewed by the Executive Committee and the Board of Directors. As part of the budgets and planning process, a particular emphasis is placed on ensuring the sustainability of earnings, and achieving and maintaining a high level of operating efficiency in the Group (measured by the trading cost:income ratio) to enable competitive products to be developed for customers.

>	Stress testing

To assess the Group’s ability to adapt to various market challenges, the budgets are “stress tested” as part of the Group’s internal capital adequacy assessment process (‘ICAAP’) under Basel II. Different scenarios are modelled, including a severe scenario, and senior management makes an assessment of how this would affect the Group’s profit and funding plans.
>	Borrowing requirements and liability management

The Group’s financial plans are constructed to ensure that they allow the Group to meet its financial obligations as they fall due, both with respect to maturing existing liabilities and future borrowing requirements. On 3 August 2010, Banco Santander, S.A. through a Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into the Company. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK as described in Note 49 to the Consolidated Financial Statements and will be used to support organic and inorganic growth.
     The Group’s funding requirements are met from a variety of sources, with a significant majority being sourced from retail and corporate deposits (i.e. the commercial bank’s customers). At 31 December 2010, commercial bank customer assets as a percentage of commercial bank customer liabilities and shareholders’ equity stood at 123% (2009: 126%). The balance of the Group’s funding is sourced from the wholesale markets with reference to prevailing and expected market conditions and the desired balance sheet structure. The Board considers it appropriate to balance cost effective short-term financing with medium and long-term funds, which have less refinancing risk, all within the context of maintaining a diverse range of sources of wholesale funding.
     Asset and Liability Management produce strategic and tactical funding plans as part of the Group’s planning process. These funding plans are approved by the Board and the Asset and Liability Management Committee and are controlled on a day-to-day basis by the Treasurer, Head of ALM and within the framework of the Liquidity Risk Manual. The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers. Funding and liquidity management is the responsibility of the Finance Director who delegates day-to-day responsibility to the Treasurer, Head of ALM. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division. See the Risk Management Report for further details on Liquidity Risk Management.

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

Report of the Directors
Directors’ Report continued
Non-trading guarantees require the approval of the Chief Executive Officer or the Financial Controller or, in their absence, the Finance Director or any two Company Executive Directors or one Company Executive Director and the Company Secretary. This provision forms part of the Company’s Corporate Governance Framework (other Financial Delegated Authorities).

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
     Wholesale market conditions are reviewed daily by the Treasurer, Head of ALM and presented monthly to the Asset and Liability Management Committee by way of an update. The tactical and strategic funding plans are updated, if necessary, with reference to current and expected market conditions.
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
     Day-to-day sources of finance consist primarily of retail deposits. To the extent that wholesale funding is required, a variety of sources are usually available from a range of markets, including:
–	money markets: both unsecured (including interbank and customer deposits, and issuances of certificates of deposit and commercial paper) and secured (including repos in open market operations);

–	debt capital markets (including discrete bond issues and medium term notes);

–	mortgage-backed funding (including securitisation and covered bond issuance); and

–	capital instruments (although primarily issued to maintain capital ratios).
In addition to day-to-day funding sources, the Group has access to contingent sources from Central Banks, including the Bank of England, the Swiss National Bank, and the US Federal Reserve. The Group ensures that it has access to these contingent facilities as part of its prudent liquidity risk management. See the Risk Management Report for further details on Liquidity Risk Management. The Group minimises reliance on any one market by maintaining a diverse funding base, and avoiding concentrations by maturity, currency and institutional type.
>	Obtain financial support from other group companies

For liquidity purposes, the Group operates on a stand-alone basis. However, in case of stress conditions, it would consult with its ultimate parent company, Banco Santander, S.A., about financial support.

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

Report of the Directors
Directors’ Report continued
Directors
The members of the Company’s board (the ‘Board’) at 31 December 2010 are named on pages 135 to 136. For each Director, the date of appointment is shown. As at 31 December 2010, the Board comprised a Chairman, two Executive Directors including the Chief Executive Officer, and seven Non-Executive Directors. At the date of publication of this report, the Board composition comprised a Chairman, three Executive Directors including the Chief Executive Officer, and seven Non-Executive Directors. The roles of Chairman and Chief Executive Officer are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive Officer for the running of the business and implementation of Board strategy and policy. During the year, the following directors resigned:

Director	Title	Date of resignation

António Horta-Osório	Chief Executive Officer	1 December 2010
Antonio Lorenzo	Chief Finance Officer	1 December 2010
Juan Colombás	Chief Risk Officer	1 December 2010

Non-Executive Directors have been appointed for an indefinite term (other than Jane Barker, Roy Brown, Rosemary Thorne and Keith Woodley, who have been appointed for a three-year term, after which their appointments may be extended upon mutual agreement).
     When they were appointed, the appointments of Ana Botín, Juan Rodríguez Inciarte, José María Fuster, José María Carballo and José María Nus were all proposed by Banco Santander, S.A.. The Company may pay an Executive Director instead of allowing them to work during their notice period.
Committees of the Board
The Board maintains two standing committees, which operate within written terms of reference.
Audit and Risk Committee
Membership of the Audit and Risk Committee is restricted to Non-Executive Directors. The Audit and Risk Committee’s primary tasks are to review the scope of external and internal audit, to receive reports from the external auditors (currently Deloitte LLP) and the Chief Internal Auditor, and to review the interim information, annual financial statements and any other significant financial reports before they are presented to the Board, focusing in particular on accounting policies, compliance and areas of management judgement and estimates. The Audit and Risk Committee’s scope also includes risk management and oversight and the review of the procedures in place for employees to raise concerns about possible wrongdoing in financial reporting and other matters. For a further discussion of the risk-control responsibilities of the Audit and Risk Committee, see the Risk Management section of the Annual Report and Accounts on page 72.
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
     The Audit and Risk Committee monitors the Group’s relationship with, and the experience and qualifications of the external auditors, and reviews the external auditor’s audit plans and audit findings. A framework for ensuring auditor independence has been adopted, which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments.
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

Report of the Directors
Directors’ Report continued
Consequently, as applied to the current shareholding structure of the Company, (as a subsidiary of Banco Santander, S.A.), the Company is exempt from the audit committee requirements of SEC Rule 10A-3 since: (i) the Company is a subsidiary of Banco Santander, S.A., (ii) Banco Santander, S.A. has equity securities listed on the New York Stock Exchange and is therefore subject to SEC Rule 10A-3, and (iii) the Company does not have any equity securities listed on the New York Stock Exchange or any other national securities exchange in the United States of America.
Remuneration Oversight Committee
The Remuneration Oversight Committee was established with effect from 1 January 2010. The Remuneration Oversight Committee is primarily responsible for overseeing and supervising the Group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. The members of the Remuneration Oversight Committee are Roy Brown (Chairman), José María Carballo, Keith Woodley, Rosemary Thorne and Jane Barker.
Directors’ Remuneration (audited)
The aggregate remuneration received by the Directors of the Company in 2010 was:

£

Salaries and fees	4,270,326
Performance-related payments (1)	500,000
Other taxable benefits	-

Total remuneration excluding pension contributions	4,770,326
Pension contributions	-
Compensation for loss of office	-

4,770,326

(1)	In line with the UK Financial Services Authority Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 46 to the Consolidated Financial Statements.
The table below reports the remuneration of each Director for the year ended 31 December 2010:

	Salary and	Other	Performance related		LTIP	Total
	fees	Benefits(1)	payments(2)
			Paid	Deferred

	£’000	£’000	£’000	£’000	£’000	£’000

Executive Directors
Ana Botín (appointed 1 December 2010)	-	-	-	-	-	-
Alison Brittain	564	-	156	344	111	1,175
Juan Colombás (resigned 1 December 2010)	490	148	-	-	-	638
António Horta-Osório (resigned 1 December 2010)	797	665	-	-	-	1,462
Antonio Lorenzo (resigned 1 December 2010)	450	86	-	-	-	536

Sub total	2,301	899	156	344	111	3,811

Chairman
Terence Burns	520	-	-	-	-	520
Non-Executive Directors
Jane Barker	100	-	-	-	-	100
Roy Brown	120	-	-	-	-	120
José María Carballo	100	-	-	-	-	100
José María Fuster	-	-	-	-	-	-
Juan Rodriguez Inciarte	-	-	-	-	-	-
Rosemary Thorne	130	-	-	-	-	130
Keith Woodley	100	-	-	-	-	100

Sub total	1,070	-	-	-	-	1,070

Total	3,371	899	156	344	111	4,881

(1)	Other benefits comprise cash and non-cash benefits.

(2)	In line with the UK Financial Services Authority Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 46 to the Consolidated Financial Statements.
These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Banco Santander, S.A. in respect of which no apportionment has been made.

Report of the Directors
Directors’ Report continued
Santander Long-Term Incentive Plan (audited)
In 2010, Alison Brittain (2009: Alison Brittain, Juan Colombás, António Horta-Osório and Antonio Lorenzo) was granted a conditional award of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan for a total fair value of £110,706 (2009: £944,404) based on a share price on 1 July 2010 of euro 5.57 (2009: euro 8.14). Under the Santander Long-Term Incentive Plans granted on 1 July 2010, 1 July 2009, 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 45 to the Consolidated Financial Statements) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. The number of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. All awards under the Santander Long-Term Incentive Plan will depend on Santander’s Total Shareholder Return performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share performance against a competitor benchmark group. 90.79% of the 40% of the 2007 conditional award of shares vested in July 2009 and 90.79% of the remaining 60% of the 2007 conditional award vested in July 2010. Subject to performance conditions being met, 100% of the 2008 conditional award will vest in July 2011, 100% of the 2009 conditional award will vest in July 2012 and 100% of the 2010 conditional award will vest in July 2013.
Remuneration of Highest Paid Director (audited)
In 2010, the remuneration, excluding pension contributions, of António Horta-Osório, the highest paid Director’ was £1,462,066 (2009: £3,440,436) of which £nil (2009: £2,589,259) was performance related. There was no accrued pension benefit for the highest paid Director (2009: £nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A.. No conditional award of shares was made to the highest paid Director under the Long-Term Incentive Plan during 2010. A conditional award of shares was made to the highest paid director under the Long-Term Incentive Plan during 2009.
Retirement Benefits (audited)
Defined benefit pension plans are provided to certain of the Group’s employees. See Note 37 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations. No retirement benefits are accruing for any directors under a defined benefit scheme (2009: nil) in respect of their qualifying services to the Group.
Non-Executive Directors (audited)
Fees were paid to Non-Executive Directors in 2010 totalling £550,360 (2009: £500,360); this amount is included above in the table of Directors’ remuneration.
Directors’ Interests and Related Party Transactions (audited)
In 2010, loans were made to no Directors (2009: two Directors), with a principal amount of £nil outstanding at 31 December 2010 (2009: £3,000). In 2010, loans were made to three members of the Group’s Key Management Personnel (2009: two), with a principal amount of £677,823 outstanding at 31 December 2010 (2009: £834,730).
     See Notes 45 and 46 to the Consolidated Financial Statements for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with the Group at 31 December 2010. Note 46 to the Consolidated Financial Statements also includes details of other related party transactions.
     In 2010 and 2009, there were no other transactions, arrangements or agreements with the Group in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with the Group at any time during the year (2009: no Director).
     No Director held any interest in the shares of any company within the Group at any time during the year (2009: no Director) and no Director exercised or was granted any rights to subscribe for shares in any company within the Group (2009: no Director). During 2010, no Directors exercised share options over shares in Banco Santander, S.A., the parent company of the Company (2009: no Director).
Bank Payroll Tax
£15,387,396 was paid in respect of Bank Payroll tax (for discretionary bonuses over £25,000 awarded to UK bank employees between 9 December 2009 and 5 April 2010). Full provision was made for this payment in 2009. This Bank Payroll tax is not applicable for the 2010 performance year.

Report of the Directors
Directors’ Report continued
FSA Remuneration Code
Following publication of the UK Financial Services Authority Revised Remuneration Code (the ‘Code’), the Company operates a remuneration policy designed to promote effective risk management, applicable to all employees including a number of senior staff whose professional activities have a material impact on the Company’s risk profile (known as ‘Code Staff’). In accordance with the Code, an element of the 2010 variable remuneration of Code Staff was deferred. For Code Staff earning more than £500,000 in variable remuneration (comprising the annual bonus and Long Term Incentive Plan), at least 60% was deferred and for Code Staff earning less than £500,000 in variable remuneration, at least 40% was deferred, both for a period of three years.
Other Remuneration Disclosures (audited)
The remuneration of the five highest paid senior executive officers is detailed below. Senior executive officers are defined as members of the Company’s Executive Committee (excluding Executive Directors).

	Individual 1	Individual 2	Individual 3	Individual 4	Individual 5
	£’000	£’000	£’000	£’000	£’000

Fixed remuneration (including any non-cash and taxable benefits)	765	341	496	399	518
Variable remuneration (cash — paid)	149	147	128	142	116
Variable remuneration (cash — deferred)	341	503	262	308	134

2010 Remuneration	1,255	991	886	849	768

Long Term Incentive Plan (outcome contingent on future performance)	101	34	100	104	54
Sign-on award	-	-	-	-	-
Severance award	-	-	-	-	-

Third Party Indemnities
Enhanced indemnities are provided to the Directors of the Company, its subsidiaries and associated companies by Santander UK plc against liabilities and associated costs which they could incur in the course of their duties to the Company. All of the indemnities remain in force at the date of this Annual Report and Accounts. A copy of each of the indemnities is kept at the registered address shown on page 278.
Financial Instruments
The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to credit risk, market risk, and funding and liquidity risk are outlined in the Risk Management Report on pages 67 to 134.
Pension Funds
The assets of the pension schemes are held separately from those of the Group and are under the control of trustees.
     Three of the Group’s pension schemes have a common corporate trustee which, at 31 December 2010, had nine directors, comprising six Group-appointed directors (one of whom is an independent trustee director) and three member-elected directors. The National & Provincial Building Society Pension Fund has a different corporate trustee, the Board of which at 31 December 2010 comprised three Group-appointed directors (one of whom is an independent trustee director), and three member-elected directors. The above four pension schemes were, at 31 December 2010, invested in a Common Investment Fund which has a corporate trustee, comprising four Group-appointed directors and two scheme trustee appointed directors.
     As at 31 December 2010 the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by the Group (two of whom are members and one of whom is an independent trustee) and two are elected by eligible members. In the case of the Scottish Provident Institution Staff Pension Fund, at 31 December 2010 there were eight trustees, of whom five (one of whom is a member and one of whom is an independent trustee) are selected by the Group and the remaining three are elected by eligible members.
     As at 31 December 2010 the Alliance & Leicester Pension Scheme had nine trustees, of whom five are selected by the Group (one of whom is an independent trustee) and four are elected by eligible members.
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

Report of the Directors
Directors’ Report continued
In 2010, the Group and the trustees agreed a scheme-specific funding target, statement of funding principles, and a schedule of contributions for the principal pension schemes. This agreement forms the basis of the Group’s commitment that the schemes have sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. Further information is provided in Note 37 to the Consolidated Financial Statements.
Market Value of Land and Buildings
On the basis of a periodic review process, the estimated aggregate market value of the Group’s land and buildings was not significantly different from the fixed asset net book value of £941m (2009: £420m), as disclosed in Note 26 to the Consolidated Financial Statements. It is considered that, except where impairment losses have been recognised, the Group’s land and buildings have a value in use that exceeds the estimated market value, and the net book value is not impaired.
Disability
The Group is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Equality Act 2010 throughout its business operations. The Group has processes in place to help train, develop, retain and promote employees with disabilities. It is committed to giving full and fair consideration to applications for employment made by disabled persons, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustments within the workplace.
Employee Involvement
Employee share ownership
The Group operates share schemes for eligible employees. The main current schemes are the Sharesave Schemes and the Long Term Incentive Plan. The Group’s other current arrangement and scheme, respectively, are free shares awarded to eligible employees and partnership shares. In addition, arrangements remain outstanding under the closed Executive Share Option scheme and the closed Alliance & Leicester Share Incentive Plan. All the share options and awards relate to shares in Banco Santander, S.A.. See Note 44 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.
Communication
The Group wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across the Santander Group, ‘UKTV’ programmes, an online question and answer section and ‘The Village’ — a social networking site where staff can share information, ideas and best practice. The Group also uses face-to-face communication, such as team meetings, regional roadshows and an annual staff convention for strategic updates, as well as a quarterly staff magazine with in-depth business features. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the Group’s performance. The Group considers employees’ opinions and asks for their views on a range of issues through regular company-wide surveys.
Consultation
The Group has a long history of trade union recognition governed by a partnership agreement with Advance, the independent trade union that it recognises to act as the voice of Santander UK employees. Within the former Alliance & Leicester parts of the business, we also work closely with our recognised independent trade union, the Communication Workers Union (‘CWU’). Throughout 2010, the Public & Commercial Services Union (‘PCS’) was also recognised and following a favourable ballot of its members during 2010, PCS membership and recognition rights transferred to CWU with effect from 1 January 2011. Advance and CWU are affiliated to the Trades Union Congress. The Company consults senior trade union officials on significant proposals within the business at both national and local levels. Santander UK holds regular Joint Consultative and Negotiating Committee meetings to enable collaborative working and ensure that communication is open and two-way.
Donations
Santander UK Foundation Limited (the ‘Foundation’) supported disadvantaged people throughout the UK through the following two charitable priorities: education and financial capability. In 2010, Santander UK made total cash donations through the Foundation of £4,083,179 (2009: £3,281,596). Through the Staff Matched Donation Scheme, 1,568 staff donations to charities were matched during the year amounting to £1,590,979 (2009: £1,025,634).
Political Contributions
No contributions (2009: none) were made for political purposes and no political expenditure was incurred.

Report of the Directors
Directors’ Report continued
Suppliers
The Group has a Cost Management & Procurement Policy and process that is enforced across all significant purchases from suppliers to provide a consistent approach. Checks are made that our suppliers act in an ethical and responsible way, as part of the supplier selection process and by requiring suppliers to adhere to the Group’s Corporate Social Responsibility Protocol, unless it is not relevant to the type of work being undertaken. The protocol covers human rights, labour standards, environment and anti-corruption, in line with the principles in the UN Global Compact.
Policy and Practice on Payment of Creditors
It is the Group’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions. The Group’s practice on payment of creditors has been quantified under the terms of Schedule 7 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. Based on the ratio of the aggregate amounts owed to trade creditors at the end of the year to the aggregate amounts invoiced by suppliers during the year at 31 December 2010, trade creditor days for the Group were 15 days (2009: 17 days).
Code of Conduct
The Group is committed to maintaining high ethical standards — adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. The Group’s practices in this regard are set out in Banco Santander, S.A.’s General Code of Conduct, the ‘Code of Conduct’.
     Under the Code of Conduct, staff are required to act at all times with the highest standards of business conduct in order to protect the Group’s reputation and ensure a company culture which is free from any risk of corruption, compromise or conflicts of interest.
     The Core Principles outlined in the Code of Conduct state that employees must:
>	Abide by all relevant laws and regulations.

>	Act with integrity in all their business actions on the Group’s behalf.

>	Not use their authority or office for personal gain.

>	Conduct business relationships in a transparent manner.

>	Reject all improper practices or dealings they may be exposed to.

>	Be individually responsible for keeping to the Code of Conduct.
The Group also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission promulgated under the US Securities Exchange Act of 1934, as amended. Among other things, these regulations aim to protect investors by improving the accuracy and reliability of information that companies disclose. The rules require companies to disclose whether they have a code of ethics that applies to the Chief Executive Officer and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. The Group meets these requirements through the Code of Conduct, the whistleblowing policy, the UK Financial Services Authority’s Principles for Businesses, and the UK Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the ‘Code of Ethics’), with which the Chief Executive Officer and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the UK Financial Services Authority may want to know about. The Group provides a copy of the Code of Ethics to anyone, free of charge, on application to the address on page 278.
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

Report of the Directors
Directors’ Report continued
Banks, insurance companies and other financial institutions in the UK are subject to the UK Financial Services Compensation Scheme (the ‘FSCS’). The FSCS covers claims made against authorised firms (or any participating EEA firms) where they are unable, or likely to be unable, to pay claims against them. In relation to both investments and mortgage advice and arranging, the FSCS provides cover for 100% of the first £50,000 of a claim, with £50,000 being the maximum amount payable per customer. In relation to deposits the FSCS provides cover for 100% of the first £85,000 of a claim, with £85,000 being the maximum amount payable per customer. The FSCS also extends (up to various amounts) to certain long-term and general insurance contracts, including general insurance advice and arranging.
     The UK Government has announced a new regulatory framework which will take effect in 2012. The UK Financial Services Authority will be replaced by two regulatory bodies, the Prudential Regulatory Authority, which will have responsibility for the capital and liquidity of banks and insurance companies, and the Financial Conduct Authority, which will supervise conduct of business and maintain orderly financial markets for consumers. The UK Financial Services Authority will commence transition to the new structure on 4 April 2011.
UK Government Asset Protection Scheme
On 19 January 2009, the UK Government announced the implementation of a new asset protection scheme (the ‘APS’) pursuant to which, in return for a fee, the UK HM Treasury will provide to each participating institution protection against credit losses incurred on one or more portfolios of defined assets to the extent that credit losses exceed a “first loss” amount to be borne by the institution. The APS aims to target those assets where there is the greatest amount of uncertainty about their future performance including commercial and residential property loans and structured credit assets.
     It was further announced on 26 February 2009 that UK HM Treasury protection will cover 90% of the credit losses which exceed the “first loss” amount, with each participating institution retaining a further residual exposure of 10% of any credit losses exceeding this amount. The APS is being offered, in the first instance, to those UK incorporated authorised deposit-takers (including UK subsidiaries of foreign institutions) with more than £25 billion of eligible assets. Following a detailed assessment of the potential benefits and costs of participation in the APS, Santander UK determined that it did not wish to participate in the APS at this time.
European Union
The Group is directly affected by laws emanating from the European Union, primarily through directives that must be implemented by the UK as a Member State of the European Union.
Basel II
Basel II is a supervisory framework for the risk and capital management of banks and is structured around three pillars. Pillar 1 specifies minimum capital requirements for banks and new methodologies for calculating risk weighted assets. Pillar 2 describes the supervisory review process and outlines the ICAAP required by banks applying Pillar 1 methodologies. Pillar 3 requires disclosure of risk and capital information. The Group’s capital and risk management disclosures are set out in Note 51 to the Consolidated Financial Statements.
     In the European Union, Basel II was implemented by the Capital Requirements Directive (‘CRD’) with effect from 1 January 2007. In the UK, the Financial Services Authority implemented the CRD by including it in UK Financial Services Authority rules. These new UK Financial Services Authority rules took effect from 1 January 2007. Throughout 2010 the Group has applied the Basel II framework to its capital calculations, its ICAAP and to its risk and capital disclosures to the market.
Liquidity
During 2009 Santander UK commenced a comprehensive programme of work to ensure compliance with the requirements of the UK Financial Services Authority’s new liquidity regime as laid out in PS09/16. As part of this, during 2010 Santander UK completed an Individual Liquidity Adequacy Assessment as part of the UK Financial Services Authority’s Supervisory Liquidity Review Process. This includes an assessment of liquidity requirements using the UK Financial Services Authority prescribed stresses. The sources of liquidity risk that are currently analysed within the liquidity risk and control framework are covered by the UK Financial Services Authority stresses.
Other Changes to Capital Adequacy and Liquidity Arrangements
A number of consultations are currently underway on proposals to change regulatory capital requirements in both a UK and international context. These include proposals from the Basel Committee on Banking Supervision, (commonly referred to as Basel III) in respect of capital and liquidity as well as the proposition for recovery and resolution plans in the UK. Taken in aggregate, there is a potential for these reforms to have a significant effect. The Group is currently engaged in the assessment of their possible impact and any response that could be required.
Other Regulatory Developments
There are a number of other regulatory developments going through a consultation and implementation process which may have some effect on the Group’s business. These include the Financial Services Compensation Scheme arrangements, consumer credit regulations, financial stability, and conduct of business arrangements such as those resulting from the Retail Distribution review, and the Mortgage Market review.

Report of the Directors
Directors’ Report continued
Disclosure Controls and Procedures
The Group evaluated with the participation of its Chief Executive Officer and Financial Controller, the effectiveness of the Group’s disclosure controls and procedures as of 31 December 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     Based upon the Group’s evaluation, the Chief Executive Officer and the Financial Controller concluded that, as of 31 December 2010, the Group’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Group in the reports that the Group files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Group’s management, including the Group’s Chief Executive Officer and Financial Controller, as appropriate, to allow timely decisions regarding disclosure.
     There has been no change in the Group’s internal control over financial reporting during the Group’s 2010 fiscal year that has materially affected, or is reasonably likely to materially affect the Group’s internal controls over financial reporting.
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
     Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the Group. Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2010 based on the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management believes that, as of 31 December 2010, the Group’s internal control over financial reporting is effective.
Relevant Audit Information
Each of the Directors at the date of approval of this report confirms that:
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
British Bankers’ Association Code for Financial Reporting Disclosure
In September 2010, the British Bankers’ Association published its new Code for Financial Reporting Disclosure. The new Code sets out five disclosure principles together with supporting guidance, consistent with the draft Code published in October 2009, which was voluntarily adopted by the Group in the 2009 financial statements. The principles are that UK banks will: provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Report of the Directors
Directors’ Report continued
The Group and other major UK banks voluntarily adopted the draft Code in 2009 and the final Code was adopted in their 2010 financial statements. The Group’s 2010 financial statements have therefore been prepared in compliance with the new Code’s principles.
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
The Directors are responsible for keeping proper accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the UK Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
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
17 March 2011
2 Triton Square, Regent’s Place, London NW1 3AN

Financial Statements
Contents to Financial Statements

Financial Statements

151	Report of Independent Registered Public Accounting Firm — US opinion
152	Consolidated Income Statement for the years ended 31 December 2010, 2009 and 2008
152	Consolidated Statement of Comprehensive Income for the years ended 31 December 2010, 2009 and 2008
153	Consolidated Balance Sheet at 31 December 2010 and 2009
154	Consolidated Statement of Changes in Equity for the years ended 31 December 2010, 2009 and 2008
155	Consolidated Cash Flow Statement for the years ended 31 December 2010, 2009 and 2008
156	Company Balance Sheet at 31 December 2010 and 2009
157	Company Statement of Comprehensive Income for the years ended 31 December 2010, 2009 and 2008
157	Company Statement of Changes in Equity for the years ended 31 December 2010, 2009 and 2008
158	Company Cash Flow Statement for the years ended 31 December 2010, 2009 and 2008
159	Notes to the Financial Statements

Financial Statements
This page is intentionally left blank

Financial Statements
Report of Independent Registered Public Accounting Firm
To the Members of Santander UK plc
We have audited the accompanying consolidated balance sheets of Santander UK plc, a subsidiary of Banco Santander, S.A., and its subsidiary undertakings (together, the ‘Santander UK Group’) at 31 December 2010 and 2009, and the related Consolidated Income Statement, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Changes in Equity, the Consolidated Cash Flow Statements for each of the three years in the period ended 31 December 2010, and the related notes, including the information identified as “audited” in the Risk Management section of the Business and Financial Review (pages 67 to 134) (together the ‘financial statements’). These financial statements are the responsibility of the Santander UK Group management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Santander UK Group at 31 December 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).
Deloitte LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
17 March 2011

Financial Statements
Consolidated Income Statement
For the years ended 31 December 2010, 2009 and 2008

		2010	2009	2008
	Notes	£m	£m	£m

Interest and similar income	3	7,047	7,318	7,915
Interest expense and similar charges	3	(3,233)	(3,906)	(6,143)

Net interest income		3,814	3,412	1,772

Fee and commission income	4	902	986	768
Fee and commission expense	4	(203)	(162)	(97)

Net fee and commission income		699	824	671

Net trading and other income	5	521	460	561

Total operating income		5,034	4,696	3,004

Administration expenses	6	(1,793)	(1,848)	(1,343)
Depreciation and amortisation	7	(275)	(260)	(202)

Total operating expenses excluding provisions and charges		(2,068)	(2,108)	(1,545)

Impairment losses on loans and advances	9	(712)	(842)	(348)
Provisions for other liabilities and charges	9	(129)	(56)	(17)

Total operating provisions and charges		(841)	(898)	(365)

Profit before tax		2,125	1,690	1,094
Taxation charge	10	(542)	(445)	(275)

Profit for the year		1,583	1,245	819

Attributable to:
Equity holders of the parent		1,544	1,190	811
Non-controlling interest		39	55	8

All profits during the year were generated from continuing operations.
Consolidated Statement of Comprehensive Income
For the years ended 31 December 2010, 2009 and 2008

		2010	2009	2008
	Notes	£m	£m	£m

Profit for the year		1,583	1,245	819

Other comprehensive income/(expense):
Actuarial gains/(losses) on retirement benefit obligations	37	25	(606)	(44)
(Losses)/gains on available-for-sale securities	21	(1)	(6)	8
Exchange differences on translation of foreign operations		—	(4)	28
Tax on above items	10	(9)	171	8

Net gain/(loss) recognised directly in equity		15	(445)	—

Gains on available-for-sale securities transferred to profit or loss on sale		(2)	(2)	—
Tax on items transferred to profit or loss	10	1	1	—

Net transfers to profit		(1)	(1)	—

Total other comprehensive income/(expense) for the year before tax		22	(618)	(8)
Tax relating to components of other comprehensive income/(expense)	10	(8)	172	8

Total comprehensive income for the year		1,597	799	819

Attributable to:
Equity holders of the parent		1,558	744	811
Non-controlling interest		39	55	8

The accompanying Notes on pages 159 to 262 and the audited sections of the Risk Management Report on pages 67 to 134 form an integral part of these Consolidated Financial Statements.

Financial Statements
Consolidated Balance Sheet
As at 31 December 2010 and 2009

		2010	2009
	Notes	£m	£m

Assets
Cash and balances at central banks	12	26,502	4,163
Trading assets	13	35,461	33,290
Derivative financial instruments	14	24,377	22,827
Financial assets designated at fair value	15	6,777	12,358
Loans and advances to banks	16	3,852	9,151
Loans and advances to customers	17	195,132	186,804
Available-for-sale securities	21	175	797
Loans and receivables securities	22	3,610	9,898
Macro hedge of interest rate risk		1,091	1,127
Investment in associated undertakings	24	2	75
Intangible assets	25	2,178	1,446
Property, plant and equipment	26	1,705	1,250
Current tax assets		277	85
Deferred tax assets	27	566	946
Other assets	28	1,155	1,074

Total assets		302,860	285,291

Liabilities
Deposits by banks	29	7,784	5,811
Deposits by customers	30	152,643	143,893
Derivative financial instruments	14	22,405	18,963
Trading liabilities	31	42,827	46,152
Financial liabilities designated at fair value	32	3,687	4,423
Debt securities in issue	33	51,783	47,758
Subordinated liabilities	34	6,372	6,949
Other liabilities	35	2,026	2,323
Provisions	36	185	91
Current tax liabilities		492	300
Deferred tax liabilities	27	209	336
Retirement benefit obligations	37	173	1,070

Total liabilities		290,586	278,069

Equity
Share capital	39	3,999	2,709
Share premium	39	5,620	1,857
Retained earnings		2,628	1,911
Other reserves		27	29

Total shareholders’ equity		12,274	6,506
Non-controlling interests	41	—	716

Total equity		12,274	7,222

Total liabilities and equity		302,860	285,291

The accompanying Notes on pages 159 to 262 and the audited sections of the Risk Management Report on pages 67 to 134 form an integral part of these Consolidated Financial Statements.
The Financial Statements on pages 152 to 262 were approved and authorised for issue by the Board on 17 March 2011 and signed on its behalf by:
Ana Botín
Chief Executive Officer
Company Registered Number: 2294747

Financial Statements
Consolidated Statement of Changes in Equity
For the years ended 31 December 2010, 2009 and 2008

				Other reserves
					Foreign
				Available	currency			Non-
		Share	Share	for sale	translation	Retained		controlling
		capital	premium	reserve	reserve	earnings	Total	interest	Total
	Notes	£m	£m	£m	£m	£m	£m	£m	£m

1 January 2008		148	1,857	13	(7)	1,333	3,344	98	3,442
Profit for the year		—	—	—	—	811	811	8	819
Other comprehensive income for the year		—	—	8	28	(44)	(8)	—	(8)
Tax on other comprehensive income		—	—	(3)	—	11	8	—	8
Dividends	40	—	—	—	—	(450)	(450)	—	(450)
Issue of ordinary shares	39	1,000	—	—	—	—	1,000	—	1,000
Capital contribution	39	—	1,264	—	—	17	1,281	—	1,281
Assumed through business combinations	39	—	—	—	—	—	—	605	605

31 December 2008		1,148	3,121	18	21	1,678	5,986	711	6,697

1 January 2009		1,148	3,121	18	21	1,678	5,986	711	6,697
Profit for the year		—	—	—	—	1,190	1,190	55	1,245
Other comprehensive income for the year		—	—	(8)	(4)	(606)	(618)	—	(618)
Tax on other comprehensive income		—	—	2	—	170	172	—	172
Dividends and other distributions	40, 41	—	—	—	—	(521)	(521)	(50)	(571)
Reclassification of RCIs	39	297	—	—	—	—	297	—	297
Transfer to share capital	39	1,264	(1,264)	—	—	—	—	—	—

31 December 2009		2,709	1,857	12	17	1,911	6,506	716	7,222

1 January 2010		2,709	1,857	12	17	1,911	6,506	716	7,222
Profit for the year		—	—	—	—	1,544	1,544	39	1,583
Other comprehensive income for the year		—	—	(3)	—	25	22	—	22
Tax on other comprehensive income		—	—	1	—	(9)	(8)	—	(8)
Dividends and other distributions	40, 41	—	—	—	—	(815)	(815)	(17)	(832)
Issue of preference shares	39	300	—	—	—	—	300	—	300
Redemption of A&L preference shares	41	—	—	—	—	—	—	(294)	(294)
Reclassification of Perpetual Preferreds	39, 41	297	—	—	—	—	297	(297)	—
Issue of ordinary shares	39	693	3,763	—	—	—	4,456	—	4,456
Acquisition of non-controlling interest	49	—	—	—	—	(28)	(28)	(147)	(175)

31 December 2010		3,999	5,620	10	17	2,628	12,274	—	12,274

The accompanying Notes on pages 159 to 262 and the audited sections of the Risk Management Report on pages 67 to 134 form an integral part of these Consolidated Financial Statements.

Financial Statements
Consolidated Cash Flow Statement
For the years ended 31 December 2010, 2009 and 2008

		2010	2009	2008
	Notes	£m	£m	£m

Net cash flow from/(used in) operating activities
Profit for the year		1,583	1,245	819
Adjustments for:
Non cash items included in net profit		3,136	(24)	1,297
Change in operating assets		6,239	7,776	(30,381)
Change in operating liabilities		1,557	(2,351)	209
Income taxes (paid)/received		(131)	2	43
Effects of exchange rate differences		(1,000)	(3,719)	6,569

Net cash flow from/(used in) operating activities	42	11,384	2,929	(21,444)

Net cash flow (used in)/from investing activities
Acquisition of businesses, net of cash acquired	42,49	(1,418)	—	18,667
Dividends received from associates		—	—	2
Investment in associates	24	—	(35)	(8)
Disposal of subsidiaries, net of cash disposed	42	250	—	1,605
Purchase of tangible and intangible fixed assets	25, 26	(873)	(463)	(278)
Proceeds from sale of tangible and intangible fixed assets		91	60	15
Purchase of non-trading securities		(1,225)	(1,133)	(891)
Proceeds from sale of non-trading securities		1,851	3,004	290

Net cash flow (used in)/from investing activities		(1,324)	1,433	19,402

Net cash flow from/(used in) financing activities
Issue of ordinary share capital	39	4,456	—	1,000
Issue of loan capital		21,409	1,556	—
Repayment of loan capital		(15,973)	(5,895)	(7,786)
Dividends paid on ordinary shares	40	(900)	(225)	(574)
Dividends paid on preference shares classified in equity	40	(19)	—	—
Dividends paid on Reserve Capital Instruments	40	(21)	(21)	(21)
Interest paid on preference shares classified in non-controlling interest		—	(19)	—
Interest paid on Perpetual Preferred Securities classified in non-controlling interest	41	(17)	(17)	—

Net cash flow from/(used in) financing activities		8,935	(4,621)	(7,381)

Net increase/(decrease) in cash and cash equivalents		18,995	(259)	(9,423)

Cash and cash equivalents at beginning of the year		26,364	27,675	34,056
Effects of exchange rate changes on cash and cash equivalents		141	(1,052)	3,042

Cash and cash equivalents at the end of the year	42	45,500	26,364	27,675

The accompanying Notes on pages 159 to 262 and the audited sections of the Risk Management Report on pages 67 to 134 form an integral part of these Consolidated Financial Statements.

Financial Statements
Company Balance Sheet
As at 31 December 2010 and 2009

		2010	2009
	Notes	£m	£m

Assets
Cash and balances at central banks	12	21,408	3,266
Derivative financial instruments	14	2,994	2,539
Financial assets designated at fair value	15	5,126	37,145
Loans and advances to banks	16	115,957	109,658
Loans and advances to customers	17	179,223	131,749
Available-for-sale securities	21	38	30
Loans and receivables securities	22	5,378	2
Macro hedge of interest rate risk		114	—
Investment in subsidiary undertakings	23	6,869	7,038
Investment in associated undertakings	24	1	76
Intangible assets	25	1,407	552
Property, plant and equipment	26	1,204	561
Current tax assets		212	—
Deferred tax assets	27	379	428
Other assets	28	1,005	651

Total assets		341,315	293,695

Liabilities
Deposits by banks	29	146,240	116,414
Deposits by customers	30	170,579	159,187
Derivative financial instruments	14	1,099	3,353
Financial liabilities designated at fair value	32	30	—
Debt securities in issue	33	3,177	—
Subordinated liabilities	34	6,438	6,119
Other liabilities	35	1,796	1,611
Provisions	36	156	74
Current tax liabilities		14	92
Retirement benefit obligations	37	177	922

Total liabilities		329,706	287,772

Equity
Share capital	39	3,999	2,709
Share premium	39	5,620	1,857
Retained earnings		1,983	1,350
Available for sale reserve		7	7

Total shareholders’ equity		11,609	5,923

Total liabilities and equity		341,315	293,695

The accompanying Notes on pages 159 to 262 and the audited sections of the Risk Management Report on pages 67 to 134 form an integral part of these Financial Statements.
The Financial Statements on pages 152 to 262 were approved and authorised for issue by the Board on 17 March 2011 and signed on its behalf by:
Ana Botín
Chief Executive Officer
Company Registered Number: 2294747

Financial Statements
Company Statement of Comprehensive Income
For the years ended 31 December 2010, 2009 and 2008

		2010	2009	2008
	Notes	£m	£m	£m

Profit for the year		1,391	747	1,328

Other comprehensive income/(expenses):
Actuarial gains/(losses) on retirement benefit obligations	37	67	(414)	(43)
Losses on available-for-sale securities	21	—	—	(4)
Tax on items taken directly to equity		(20)	116	12

Net loss recognised directly in equity		47	(298)	(35)

Gains on available-for-sale securities transferred to profit or loss on sale		—	—	—
Tax on items transferred to profit		—	—	—

Net transfers to profit		—	—	—

Total other comprehensive income/(expense) for the year before tax		67	(414)	(47)
Tax relating to components of other comprehensive income/(expense)		(20)	116	12

Total comprehensive income for the year		1,438	449	1,293

Attributable to:
Equity holders of the parent		1,438	449	1,293

Company Statement of Changes in Equity
For the years ended 31 December 2010, 2009 and 2008

		Share	Share	Available for	Retained
		Capital	Premium	sale reserve	earnings	Total
	Notes	£m	£m	£m	£m	£m

1 January 2008		148	1,857	11	575	2,591
Profit for the year		—	—	—	1,328	1,328
Other comprehensive income for the year		—	—	(4)	(43)	(47)
Tax on other comprehensive income		—	—	—	12	12
Issue of ordinary shares	39	1,000	—	—	—	1,000
Dividends	40	—	—	—	(450)	(450)

31 December 2008		1,148	1,857	7	1,422	4,434

1 January 2009		1,148	1,857	7	1,422	4,434
Profit for the year		—	—	—	747	747
Other comprehensive income for the year		—	—	—	(414)	(414)
Tax on other comprehensive income		—	—	—	116	116
Capital contribution	39	1,264	—	—	—	1,264
Dividends	40	—	—	—	(521)	(521)
Reclassification of Reserve Capital Instruments	39	297	—	—	—	297

31 December 2009		2,709	1,857	7	1,350	5,923

1 January 2010		2,709	1,857	7	1,350	5,923
Profit for the year		—	—	—	1,391	1,391
Other comprehensive income for the year		—	—	—	67	67
Tax on other comprehensive income		—	—	—	(20)	(20)
Issue of preference shares	39	300	—	—	—	300
Reclassification of Perpetual Preferreds	39	297	—	—	—	297
Issue of ordinary shares	39	693	3,763	—	—	4,456
Other movements		—	—	—	10	10
Dividends	40	—	—	—	(815)	(815)

31 December 2010		3,999	5,620	7	1,983	11,609

The accompanying Notes on pages 159 to 262 and the audited sections of the Risk Management Report on pages 67 to 134 form an integral part of these Financial Statements.

Financial Statements
Company Cash Flow Statement
For the years ended 31 December 2010, 2009 and 2008

		2010	2009	2008
	Notes	£m	£m	£m

Net cash flow from/(used in) operating activities
Profit for the year		1,391	747	1,328
Adjustments for:
Non cash items included in net profit		2,580	(207)	2,038
Change in operating assets		(35,575)	1,103	(80,636)
Change in operating liabilities		43,708	(6,166)	128,109
Income taxes (paid)/received		(99)	21	80
Effects of exchange rate differences		(27)	(268)	897

Net cash flow from/(used in) operating activities	42	11,978	(4,770)	51,816

Net cash flow used in investing activities
Increase in investment in subsidiaries	23	(1,451)	—	(598)
Investment in associates	24	—	(35)	(708)
Disposal of subsidiaries, net of cash disposed		772	—	111
Purchase of tangible and intangible fixed assets	25,26	(783)	(209)	(174)
Proceeds from sale of tangible and intangible fixed assets		47	18	11
Purchase of non-trading securities		—	(9)	(9)
Proceeds from sale and redemption of non-dealing securities		—	3	8

Net cash flow used in investing activities		(1,415)	(232)	(1,359)

Net cash flow from/(used in) financing activities
Issue of ordinary share capital	39	4,456	—	1,000
Repayment of loan capital		(2,804)	(557)	(253)
Dividends paid on ordinary shares	40	(900)	(225)	(574)
Dividends paid on preference shares classified in equity	40	(19)	—	—
Dividends paid on Reserve Capital Instruments	40	(21)	(21)	(21)

Net cash flow from/(used in) financing activities		712	(803)	152

Net increase/(decrease) in cash and cash equivalents		11,275	(5,805)	50,609

Cash and cash equivalents at beginning of the year		55,398	61,203	10,594
Effects of exchange rate changes on cash and cash equivalents		—	—	—

Cash and cash equivalents at the end of the year	42	66,673	55,398	61,203

The accompanying Notes on pages 159 to 262 and the audited sections of the Risk Management Report on pages 67 to 134 form an integral part of these Financial Statements.

Financial Statements
Notes to the Financial Statements
1. Accounting policies
These financial statements are prepared for Santander UK plc (the ‘Company’) and the Santander UK plc group (the ‘Group’) under the Companies Act 2006. The principal activity of the Group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to business and public sector customers.
     Santander UK plc is a public limited company, incorporated in England and Wales, having a registered office in England and is the holding company of the Group.
Basis of preparation
The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, and on the going concern basis of accounting as disclosed in the Directors’ statement of going concern set out in the Directors’ Report on pages 138 and 139.
Compliance with International Financial Reporting Standards
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), and interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) of the IASB that, under European Union Regulations, are effective and available for adoption at the reporting date. The Company and the Group have complied with IFRS as issued by the IASB in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union.
     Disclosures required by IFRS 7 “Financial Instruments: Disclosure” relating to the nature and extent of risks arising from financial instruments can be found in the Risk Management section on pages 67 to 134 which form an integral part of these Consolidated Financial Statements.
Recent accounting developments
In 2010, the Group adopted the following significant new or revised standards or amendments to standards:
a)	IFRS 3 “Business Combinations” — In January 2008, the IASB issued an amendment to IFRS 3 which clarifies and changes certain elements of accounting for a business combination, including the measurement and accounting for non-controlling interests, contingent consideration, step acquisitions and acquisition-related costs and also widens the scope of the standard. There are also associated amendments to IAS 27, IAS 28 and IAS 31.
     IFRS 3 (2008) has been applied in the current year prospectively to business combinations for which the acquisition date is on or after 1 January 2010. Its adoption has affected the accounting for business combinations in the current year as follows:
>	IFRS 3 (2008) allows a choice on a transaction-by-transaction basis for the measurement of non-controlling interests at the date of acquisition (previously referred to as ‘minority’ interests) either at fair value or at the non-controlling interests’ share of recognised identifiable net assets of the acquiree.

>	IFRS 3 (2008) changes the recognition and subsequent accounting requirements for contingent consideration. Previously, contingent consideration was recognised at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably; any subsequent adjustments to the contingent consideration were always made against the cost of the acquisition. Under the revised Standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognised against the cost of the acquisition only to the extent that they arise from new information obtained within the measurement period (a maximum of 12 months from the acquisition date) about the fair value at the date of acquisition. All other subsequent adjustments to contingent consideration classified as an asset or a liability are recognised in profit or loss.
     Any adjustments to contingent considerations for acquisitions made prior to 1 January 2010 which result in an adjustment to goodwill continue to be accounted for under IFRS 3 (2004) and IAS 27 (2005).
>	IFRS 3 (2008) requires the application of acquisition accounting only at the point where control is achieved, for a business combination achieved in stages (step acquisition). If an acquirer has a pre-existing equity interest in an acquiree and increases its equity interest sufficiently to achieve control, it must remeasure its previously-held equity interest in the acquiree at acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss. Once control is achieved, all other increases and decreases in ownership interests are treated as transactions among equity holders and reported within equity. Goodwill does not arise on any increase, and no gain or loss is recognised on any decrease.

>	IFRS 3 (2008) requires acquisition-related costs to be accounted for separately from the business combination, generally leading to those costs being recognised as an expense in profit or loss as incurred, whereas previously they were accounted for as part of the cost of the acquisition.

>	IFRS 3 (2008) requires the recognition of a settlement gain or loss when the business combination in effect settles a pre-existing relationship between the Group and the acquiree.
The adoption of IFRS 3 (2008) has affected the accounting for the Group’s acquisition in the current year of the 100% of Santander Cards Limited, Santander Cards (UK) Limited (and its subsidiaries) and Santander Cards Ireland Limited, the 50.1% of Santander Consumer (UK) plc that it did not already own and the 49% of Santander Private Banking UK Limited (and its subsidiaries) that it did not already own (by way of the purchase of 100% of its holding company, Santander PB UK (Holdings) Limited), as described in Note 49.

Financial Statements
Notes to the Financial Statements continued
b)	IAS 27 “Consolidated and Separate Financial Statements” — In January 2008, the IASB issued an amendment to IAS 27, to reflect the amendment in IFRS 3. The changes in the accounting policy have been applied prospectively from 1 January 2010. The application of IAS 27 (2008) has resulted in changes in the Group’s accounting policies for changes in ownership interests in subsidiaries.
>	Specifically, the revised Standard has affected the Group’s accounting policies regarding changes in ownership interests in its subsidiaries that do not result in loss of control. In prior years, in the absence of specific requirements in IFRSs, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognised, when appropriate; for decreases in interests in existing subsidiaries that did not involve a loss of control, the difference between the consideration received and the adjustment to the non-controlling interests was recognised in profit or loss. Under IAS 27 (2008), all such increases or decreases are dealt with in equity, with no impact on goodwill or profit or loss.

>	When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires the Group to derecognise all assets, liabilities and non-controlling interests at their carrying amount and to recognise the fair value of the consideration received. Any retained interest in the former subsidiary is recognised at its fair value at the date control is lost. The resulting difference is recognised as a gain or loss in profit or loss.
The adoption of IAS 27 (2008) has affected the accounting for the Group’s acquisition in the current year of the 49% of Santander Private Banking UK Limited (and its subsidiaries) that it did not already own (by way of the purchase of 100% of its holding company, Santander PB UK (Holdings) Limited), as described in Note 49. The change in policy resulted in the difference between the consideration paid and the non-controlling interests recognised being recognised directly in equity, instead of in profit or loss. In addition, the cash consideration paid in the current year has been included in cash flows from investing activities.

c)	IAS 28 “Investment in Associates” and IAS 31 “Interest in Joint Ventures” — In January 2008, the IASB made consequential amendments to IAS 28 and IAS 31 to extend the changes in IAS 27. The principle adopted in IAS 27 (2008) that a change in accounting basis is recognised as a disposal and re-acquisition of any retained interest at fair value is extended to IAS 28 and IAS 31 as follows:
>	IAS 28 is amended such that for a change in equity interest in an associate, the investor remeasures at acquisition date fair value any investment retained in the former associate, with any consequential gain or loss compared to its carrying amount under IAS 28 recognised in profit or loss.

>	IAS 31 is amended such that for a change in joint control interest in an entity, the investor remeasures at fair value any investment retained in the former jointly controlled entity, with any consequential gain or loss compared to its carrying amount under IAS 31 recognised in profit or loss.

>	Any amount that has previously been recognised in other comprehensive income, and that would be reclassified to profit or loss following a disposal, is similarly reclassified to profit or loss.
The adoption of IAS 28 (2008) has affected the accounting for the Group’s acquisition in the current year of the 50.1% of Santander Consumer (UK) plc that it did not already own, as described in Note 49.
Future accounting developments
The Group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Group:
a)	IFRS 9 “Financial Instruments” — In November 2009, the IASB issued IFRS 9 and in October 2010, issued an amendment to IFRS 9 which introduce new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. IFRS 9 is effective for annual periods beginning on or after 1 January 2013.
>	IFRS 9 requires all recognised financial assets that are within the scope of IAS 39 ‘Financial Instruments: Recognition and Measurement’ to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

>	The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was recognised in profit or loss.
The Group anticipates that IFRS 9 will be adopted in the Group’s financial statements for the annual period beginning on or after 1 January 2013 and that the application of the new Standard may have a significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Financial Statements
Notes to the Financial Statements continued
b)	IFRS 7 “Financial Instruments: Disclosures” — In October 2010, the IASB issued amendments to IFRS 7 that increase the disclosure requirements for transactions involving transfers of financial assets. The amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period. The amendments to IFRS 7 are effective for annual periods beginning on or after 1 July 2011, with earlier application permitted.
     The Group does not anticipate that these amendments to IFRS 7 will have a significant effect on the Group’s disclosures regarding transfers of financial assets (see Note 20). However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.
c)	IAS 24 “Related Party Transactions” — In November 2009, the IASB issued amendments to IAS 24, effective for annual periods beginning on or after 1 January 2011, with earlier application permitted. The revised standard modifies the definition of a related party and simplifies disclosures for government-related entities.
     The disclosure exemptions introduced in IAS 24 (2009) do not affect the Group because the Group is not a government-related entity. However, disclosures regarding related party transactions and balances in these consolidated financial statements may be affected when the revised version of the Standard is applied in future accounting periods because some counterparties that did not previously meet the definition of a related party may come within the scope of the Standard.
Comparative information
As required by US public company reporting requirements, these Consolidated Financial Statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes to the financial statements.
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
     Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition over the fair value of the tangible and intangible net assets of the subsidiary acquired is recorded as goodwill. Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim financial statements for the period to 31 December.
     In the context of Special Purpose Entities (‘SPE’s), the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates an SPE:
>	the activities of the SPE are being conducted on behalf of the Group according to the Group’s specific business needs so that it obtains benefits from the SPE’s operation;

>	the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated those decision-making powers;

>	the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or

>	the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.
Assessments of control are made based on the initial arrangements in place, but are reconsidered if there are subsequent changes to the substance of the arrangements, such as the nature of the Group’s involvement, the contractual arrangements or the governing rules of the SPE.
     Transactions between entities under common control are outside the scope of IFRS 3 — “Business Combinations”, and there is no other guidance for such situations under IFRS. The Group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, except for the continued disclosure of those IBNO provisions for a portfolio that cannot easily be allocated to individual loans, unless the transaction represents a reorganisation of entities within the Group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Group in a manner consistent with group reconstruction relief under UK GAAP.

Financial Statements
Notes to the Financial Statements continued
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
Foreign currency translation
Items included in the financial statements of each entity (including foreign branch operations) in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the ‘functional currency’). The Consolidated Financial Statements are presented in pounds sterling, which is the functional currency of the parent.
     Income statements and cash flows of foreign entities are translated into the Group’s reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities are recognised in other comprehensive income. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
     Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge.
     The amount of exchange rate differences recognised in profit or loss on items not at fair value through profit and loss was £1,431m income (2009: £2,570m income, 2008: £5,850m charge). This was offset by income/charges on items held at fair value.
Revenue recognition
(a) Interest income and expense
Income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables, available-for-sale, or income on investments in equity shares, interest expense on liabilities other than those at fair value through profit and loss, and interest income and expense on hedging derivatives are recognised in interest and similar income and interest expense and similar charges in the income statement.
     In accordance with IFRS, the Group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for.
(b) Fee and commission income and expense
Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is provided. For retail products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products. Revenue from these income streams is recognised when the service is provided.
     For insurance products, fee and commission income consists principally of commissions earned on the sale of building and contents insurance, life protection insurance and payment cover insurance. Revenue from these income streams is recognised when the service is provided.

Financial Statements
Notes to the Financial Statements continued
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
     Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (for example, certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in “Interest income” (See (a) above).
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
Pensions and other post retirement benefits
The Group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Group has no legal or constructive obligations to pay further contributions into the fund to “top up” benefits to a certain guaranteed level.
a) Defined benefit plans
The liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Full actuarial valuations of the Group’s principal defined benefit schemes are carried out on a triennial basis. Each scheme’s Trustee is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity closest to the terms of the related liability, adjusted where necessary to match those terms.
     The income statement includes the current service cost of providing pension benefits, the expected return on schemes’ assets net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in other comprehensive income. Past-service costs are charged immediately to the income statement, unless the changes are conditional on the employees remaining in service for a specified period of time, known as the vesting period. In this case, the past-service costs are amortised on a straight-line basis over the average period until the benefits vest.
     Gains and losses on curtailments are recognised when the curtailment occurs. This is when there is a demonstrable commitment to make a significant reduction in the number of employees covered by the plan, or amendments have been made to the terms of the plan so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. The gain or loss comprises any resulting change in the present value of the defined benefit obligation, any resulting change in the fair value of the plan assets and any related actuarial gain or loss. Curtailment gains and losses on sold businesses that meet the definition of discontinued operations are included in operating expenses in profit or loss for the year from discontinued operations.

Financial Statements
Notes to the Financial Statements continued
b) Defined contribution plans
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.
c) Post-retirement medical benefit plans
Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year-end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.
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
     The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant for both the cash and equity settled share-based payments and then subsequently at each reporting date for the cash settled share-based payments. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement within administration expenses, over the period that the services are received, which is the vesting period. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments. A liability equal to the amount to be reimbursed to Banco Santander, S.A. is recognised at the current fair value determined at the grant date for equity-settled share based payments.
     The fair value of the options granted under the Executive Share Option scheme and the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the option, the dividend growth rate.
     The fair value of the awards granted for the Long Term Incentive Plan and the Medium Term Incentive Plan were valued at the grant date using an option pricing model, which takes into account the share price at grant date, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the award and the dividend growth rate.
     Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.
     Where an award has been modified, as a minimum, the expense of the original award continues to be recognised as if it had not been modified. Where the effect of a modification is to increase the fair value of an award or increase the number of equity instruments, the incremental fair value of the award or incremental fair value of the extra equity instruments is recognised in addition to the expense of the original grant, measured at the date of modification, over the modified vesting period.
     A cancellation that occurs during the vesting period is treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.
Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition, as well as the fair value of any interest previously held, over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in Intangible assets. Goodwill on acquisitions of associates is included as part of Investment in associates. Goodwill is tested for impairment at each balance sheet date, or more frequently when events or changes in circumstances dictate, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.
     Other intangible assets are recognised if they arise from contracted or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over the useful economic life of the assets in question, which ranges from 3 to 7 years. Other intangible assets are reviewed annually for impairment indicators and tested for impairment where indicators are present.
     Marketing rights are capitalised when they are separately identifiable contractual agreements that are expected to provide future economic benefits and the costs are separately identifiable. The value of the marketing rights is classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of 5 to 7 years.

Financial Statements
Notes to the Financial Statements continued
Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. These costs include payroll, the costs of materials and services, and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of 3 to 7 years, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs associated with maintaining software programmes are expensed as incurred.
Property, plant and equipment
Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred.
     Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. These costs include payroll, the costs of materials and services, and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware. Capitalisation of costs ceases when the software is capable of operating as intended. Costs associated with maintaining software programmes are expensed as incurred. Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years

Depreciation is not charged on freehold land and assets under construction.
Financial assets
The Group classifies its financial assets as: financial assets at fair value through profit or loss, loans and receivables, available-for-sale and held to maturity financial assets. Management determines the classification of its investments at initial recognition. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, or assets classified as available-for-sale, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The Group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition.
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
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market and which are not classified as available-for-sale or fair value through profit or loss. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership. Loans and receivables consist of Loans and advances to banks, Loans and advances to customers and Loan and receivable securities.

Financial Statements
Notes to the Financial Statements continued
(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are recognised in other comprehensive income until sale when the cumulative gain or loss is transferred to the income statement. Interest is determined using the effective interest method.
     Income on investments in equity shares, debt instruments and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.
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
Valuation of financial instruments
Financial instruments that are classified at fair value through profit or loss, including those held for trading purposes, or available-for-sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing, knowledgeable parties, other than in a forced or liquidation sale.
a) Initial measurement
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the valuation is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include significant data from observable markets. Any difference between the transaction price and the value based on a valuation technique where the inputs are not based on data from observable current markets is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.
b) Subsequent measurement
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
     The Group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.

Level 2:	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers and debt securities in issue.

Level 3:	Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 positions include equity securities, exchange rate derivative, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.
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

Financial Statements
Notes to the Financial Statements continued
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
     In determining the appropriate measurement levels, the Group performs regular analyses on the assets and liabilities. Underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of assets and liabilities within the fair value hierarchy.
Financial instruments valued using observable market prices
If a quoted market price in an active market is available for an instrument, the fair value is calculated as the current bid price multiplied by the number of units of the instrument held.
Financial instruments valued using a valuation technique
In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed in Note 50.
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
“Regular way” purchases of financial assets and issues of financial liabilities
A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned.
     Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date. The assets are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.
     Issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way issues are recognised on trade date. The liabilities are derecognised when extinguished.
Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
     The Group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Sale and repurchase agreements (including stock borrowing and lending)
Securities sold subject to a commitment to repurchase them at a predetermined price (‘repos’) under which substantially all the risks and rewards of ownership are retained by the Group remain on the balance sheet as trading assets and a liability is recorded in trading liabilities in respect of the consideration received. Securities purchased under commitments to resell (‘reverse repos’) are not recognised on the balance sheet and the consideration paid is recorded in trading assets. The difference between the sale and repurchase price is treated as trading income in the income statement.
     Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. Securities lent or borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.

Financial Statements
Notes to the Financial Statements continued
Derivative financial instruments
Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross currency, equity, residential property and other index-related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures, and equity index options.
     Derivatives are recognised initially (on the date on which a derivative contract is entered into), and are subsequently remeasured, at their fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are obtained using valuation techniques, including discounted cash flow and option pricing models.
     Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Contracts containing embedded derivatives are not subsequently reassessed for separation unless there has been a change in the terms of the contract which significantly modifies the cash flows, or (where assets have been reclassified) where they are reassessed at the time of reclassification.
     All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative, except where netting is permitted.
     The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement, and included within net trading and other income.
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
     The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated or exercised; or when the hedged item matures or is sold or repaid. On discontinuance of hedge accounting, amortisation of the adjustment to the hedged item is included in net trading and other income.
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
Securitisation transactions
The Group has entered into certain arrangements where undertakings have issued mortgage-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction.

Financial Statements
Notes to the Financial Statements continued
Impairment of financial assets
At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as loans and receivables, available-for-sale or loan and receivable securities have become impaired. Evidence of impairment may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured to reduce the burden to the borrower. Impairment losses are recorded as charges in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an impairment loss allowance. Impairment loss allowances are maintained at the level that management deems sufficient to absorb probable incurred losses in the Group’s loans. Losses expected from future events are not recognised.
     Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. An impairment loss allowance for observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital will not be repaid or recovered through enforcement of any applicable security. An allowance for inherent losses is established for loans for which no evidence of loss has been specifically identified on an individual basis because the loans are not yet past due (i.e. incurred but not observed or ‘IBNO’) but are known from past experience to have deteriorated since the initial decision to lend was made. An example of this situation is where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to loss of employment or divorce. In these circumstances, an inherent loss had been incurred at the reporting date.
(a) Loans and receivables
(i) Retail assets
Individual assessment
For individually assessed assets, the Group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows from the asset discounted at the original effective interest rate of the asset.
Collective assessment
Impairment is assessed on a collective basis in two circumstances to cover losses which have been:
>	Incurred but have not yet been identified (i.e. IBNO losses); and

>	Observed.
In making collective assessment for impairment, financial assets are grouped together according to their credit risk characteristics. For each such portfolio, future cash flows are estimated through the use of historical loss experience. The historical loss experience is adjusted for current observable data, including estimated current property prices, to reflect the effects of current conditions not affecting the period of historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest receivable within the income statement, with the impairment loss allowances on the balance sheet increasing.
     For each portfolio, the impairment loss allowance is calculated as the product of the number of accounts in the portfolio, the estimated proportion of accounts that will be written off, or repossessed in the case of mortgage loans (the ‘loss propensity’), the estimated proportion of such cases that will result in a loss (the ‘loss factor’) and the average loss incurred (the ‘loss per case’). Separate assessments are performed with respect to observed losses and IBNO losses.
     The loss propensity for the observed segment represents the percentage of cases that will ultimately be written off. For the IBNO segment (i.e. where the account is currently up to date), the loss propensity represents the percentage of such cases that are expected to miss a payment in the appropriate emergence period and which will ultimately be written off. The loss propensities are based on recent historical experience, typically covering a period of no more than the most recent six months in the year under review.
     The loss per case is based on actual cases on which a loss has been incurred during the most recent month for which data is available in the year under review (typically December), and is then discounted using an appropriate rate. Based on historical experience, the gross loss per case is realised in cash several months after the customer first defaults, during which time interest and fees continue to accrue on the account. As a result, the future fees and interest included in the gross loss per case are removed and the balance discounted so as to calculate the present value of the loss per case. The discounted loss per case for accounts where a payment has already been missed (i.e. observed losses) is slightly higher than for accounts that are up to date (i.e. IBNO losses) because the discounting effect is lower reflecting the fact that the process to recover the funds is further advanced.
Incurred but not observed impairment loss allowances
Individually assessed loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated allowance for inherent losses. Such losses will only be individually identified in the future. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed for observed losses.

Financial Statements
Notes to the Financial Statements continued
The allowance for inherent losses is determined on a portfolio basis by applying the impairment loss allowances methodology outlined above to these accounts after taking into account:
>	historical loss experience in portfolios of similar credit risk characteristics (for example, by product);

>	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, which is discussed below); and

>	management’s experienced judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.
The emergence period
This is the period which the Group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on the Group’s statistical analysis at 31 December 2010 and 2009, the emergence period was two to three months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.
Observed impairment loss allowances
An impairment loss allowance for observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital will not be repaid or recovered through enforcement of any applicable security. Loans for which evidence of loss has been specifically identified are grouped together according to their credit risk characteristics for the purpose of calculating an estimated allowance for observed losses.
     The allowance for observed losses is determined on a portfolio basis by applying the impairment loss allowances methodology outlined above for IBNO to these accounts, with the exception that no consideration is given to an emergence period, as the losses are already observed.
     Generally, the length of time before an asset is placed on default status for an impairment loss review is when at least one payment is missed. Repayment default periods vary depending on the nature of the collateral that secures the advances. On advances secured by residential or commercial property, the default period is three months. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan in this category. On unsecured advances, such as personal term loans, the default period is generally four missed payments (three months in arrears). Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account, and on credit card accounts where the default period is three months.
Reversals of impairment
If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance account accordingly. The write-back is recognised in the income statement.
Write-off
For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold or from claiming on any mortgage indemnity guarantee or other insurance. Security is realised in accordance with the Group’s internal debt management programme. For unsecured loans, a write-off is only made when all internal avenues of collecting the debt have been exhausted and the debt is passed over to external collection agencies. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.
     All write-offs are on a case by case basis, taking account of the exposure at the date of write-off, after accounting for the value from any collateral or insurance held against the loan. Except on fraud, where the exposure is written off once full investigations have been completed and the probability of recovery is minimal. The time span between discovery and write-off will be short and may not result in an impairment loss allowance being raised. The write-off policy is regularly reviewed. Write-offs are charged against previously established impairment loss allowances.
Recoveries
Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries of impairment losses are classified in the income statement as ‘Impairment losses on loans and advances’.
Impairment loss on restructured/renegotiated retail assets
On advances secured by residential property, restructuring or forbearance policies may be applied in certain circumstances to assist customers in financial difficulty. Capitalisation can be offered to borrowers under the forms of payment arrangements and refinancing (either a term extension or an interest only concession), subject to customer negotiation and vetting. Such accounts are classified in the “collections” category and continue to be reported in arrears until the arrears are capitalised.

Financial Statements
Notes to the Financial Statements continued
The impairment loss allowances on these accounts are calculated in the same manner as on any other account that is in arrears, using the Group’s collective assessment methodology. Once arrears are capitalised, the account is reclassified as a ‘performing asset’. When such accounts are reclassified as performing assets, they continue to be assessed for impairment collectively for inherent losses under the Group’s normal collective assessment methodology, but with an adjusted loss propensity factor applied to reflect the higher risk that they will default, as compared with other performing assets. Separate adjustments to the loss propensity factors are made to the performing accounts within the collections category that were previously in arrears and the performing accounts within the collections category that have always been performing, to reflect their differing risk profiles.
     The full observed loss propensity factors are not applied to these accounts, as it is not expected that all accounts in the collections category will default particularly as the Group’s lending policies only permit a mortgage restructure, refinance or forbearance in circumstances where the customer is expected to be able to meet the related requirements and ultimately repay in full. The remaining accounts in the collections category are assessed collectively for observed losses as they are individually impaired.
(ii) Corporate assets
Individual assessment
Impairment reviews are conducted monthly for those assets on the Group’s ‘Watchlist’ of new, emerging and serious circumstances relating to the asset, with a particular focus on the following scenarios:
>	where an asset has a payment default which has been outstanding for 90 days or more;

>	where non-payment defaults have occurred and/or where it has become evident that a workout or rescheduling exercise is to be undertaken; or

>	where it has become evident that the value of any security is no longer considered adequate.
In such situations the asset is transferred to the Corporate Banking Workouts and Collections team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including a revaluation of collateral held) in relation to the relevant asset, appropriately discounted. The result is compared to the current net book value of the asset. Any shortfall evidenced as a result of such a review results in an observed impairment loss allowance.
Collective assessment
Collective impairment assessment is used for portfolios classified as ‘performing assets’ where it is believed that market events are likely to have determined that losses are already inherent in a portfolio (i.e. IBNO) notwithstanding that these events may not have manifested themselves in specific defaults or other triggers that would lead to an individual impairment assessment. The amount of any such collective impairment loss allowance, for each portfolio concerned represents management’s best estimate of likely loss levels and takes into account, amongst other factors, the total exposure and anticipated stressed levels in the relevant industry sector, estimates of probability of default and loss given default rates.
     The level of IBNO for each portfolio is calculated, based on these factors, and is applied to the total value of unimpaired assets within the portfolio (i.e. excluding any assets for which an observed impairment loss allowance already exists). The impairment loss allowance assessment is regularly reviewed for any material change in the dynamics of the portfolio (e.g. volume, mix, observed losses) and market conditions (including comparison of the current IBNO impairment loss allowance level to the range of IBNO impairment loss allowances across similar loans in the industry).
Reversals of impairment
If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance account accordingly. The write-back is recognised in the income statement.
Write-off
For secured loans, a write-off is made when all collection procedures have been exhausted and the security has been sold. For unsecured loans, a write-off is made when all avenues for collecting the debt have been exhausted. There may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt. Write-offs are charged against previously established impairment loss allowances.
Recoveries
Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries of impairment losses are classified in the income statement as ‘Impairment losses on loans and advances’.
Impairment loss on restructured/renegotiated corporate assets
Restructuring policies may be applied in certain circumstances to assist customers in financial difficulty. Borrowers may be offered payment arrangements, refinancing (principally, either a term extension or an interest only concession) and in limited circumstances other forms of restructuring policies (principally a debt for equity swap), subject to customer negotiation and vetting.

Financial Statements
Notes to the Financial Statements continued
If such accounts were classified in the “non-performing” loan category prior to the restructuring, they continue to be classified as non-performing until evidence of compliance with the new terms is demonstrated (typically over a period of at least three months) before being reclassified as “substandard”. If the account was not categorised as non-performing at the time the revised arrangements were agreed, the case is considered to be a renegotiation and is reclassified to “substandard” upon completion of the restructuring agreement.
     Once a substandard asset has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as a “performing asset”. When such accounts are reclassified as performing assets, they continue to be assessed for impairment collectively for inherent losses under the Group’s normal collective assessment methodology. Until then, impairment loss allowances for such restructured loans are assessed individually, taking into account the value of collateral held as confirmed by third party professional valuations and the available cashflow to service debt over the period of the restructuring. These impairment loss allowances are assessed and reviewed regularly. In the case of a debt for equity conversion, the converted debt is written off against the existing impairment loss allowance upon completion of the restructuring. The value of the equity acquired is reassessed periodically in light of subsequent performance of the restructured company.
(iii) Loans and receivables securities
Loans and receivables securities are assessed individually for impairment. An impairment loss is incurred if there is objective evidence that an event has occurred since initial recognition of the assets that has an impact in the estimated future cash flows of the loans and receivables securities. Loans and receivables securities are monitored for potential impairment through a detailed expected cashflow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired. Objective evidence of loss events includes significant financial distress of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).
(b) Available-for-sale financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement.
     If in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.
     If in a subsequent period, the fair value of an equity instrument classified as available-for-sale increases, all such increases in the fair value are treated as a revaluation, and are recognised in other comprehensive income. Impairment losses recognised on equity instruments are not reversed through the income statement.
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

Financial Statements
Notes to the Financial Statements continued
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
     Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is provided in full, using the liability method, on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the assets may be utilised as they reverse. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill and the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
     Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items recognised in other comprehensive income, in which case the deferred tax is also recognised in other comprehensive income. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future.
     The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
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
Financial liabilities
Financial liabilities are initially recognised when the Group becomes contractually bound to the transfer of economic benefits in the future. Financial liabilities are derecognised when extinguished.
(a) Financial liabilities at fair value through profit or loss
Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial liability is classified as held for trading if it is a derivative or it is incurred principally for the purpose of repurchasing or being unwound in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
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

Financial Statements
Notes to the Financial Statements continued
Deposits by banks, Deposits by customers, Debt securities in issue (unless designated at fair value) and Subordinated liabilities are classified as amortised cost.
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
(i) Capital at Risk
These products are designed to replicate the investment performance of an equity index, subject to a floor. In the event the index falls under a predetermined level, customers forfeit a predetermined percentage of principal up to a predetermined amount.
(ii) Capital Guaranteed/Protected
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
Borrowings
Borrowings (which include deposits by banks, deposits by customers, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value dependent on designation at initial recognition.
     Preference shares which carry a contractual obligation to transfer economic benefits are classified as financial liabilities and are presented in subordinated liabilities. The coupon on these preference shares is recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.
Provisions
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.
     Provision is made for the estimated cost of making redress payments with respect to the past sales of products, based on conclusions regarding the number of claims that will be received, including the number of those that will be upheld, and the estimated average settlement per case. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business, and has raised valid expectations in those affected by the restructuring and has started to implement the plan or announce its main features.
     When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.
     Provision is made for loan commitments, other than those classified as held for trading, within impairment loss allowances if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced. Contingent liabilities are possible obligations whose existence will be confirmed only by certain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.
Financial guarantee contracts
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. The Group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as an impairment loss allowance as described in the accounting policies above.
Share capital
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.
Dividends
Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

Financial Statements
Notes to the Financial Statements continued
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
     The following estimates and judgements are considered important to the portrayal of the Group’s financial results and financial condition.
(a) Impairment loss allowances for loans and advances
The Group estimates impairment losses for loans and advances to customers, Treasury asset portfolio securities and loans and advances to banks with the objective of maintaining balance sheet impairment loss allowances at the level believed by management to be sufficient to absorb actual losses (‘observed impairment loss allowances’) and inherent losses (‘incurred but not yet observed impairment loss allowances’) in the Group’s loan portfolio from homogeneous portfolios of assets and individually identified loans in connection with loans and advances to banks and loans and advances to customers. The calculation of impairment loss allowances on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement to reflect the current economic outlook.
     The Group considers accounting estimates related to impairment loss allowances for loans and advances ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Group’s estimated losses (as reflected in the impairment loss allowances) and actual losses would require the Group to take impairment loss allowances which, if significantly different, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.
     Impairment loss allowances for loans and advances, less amounts released and recoveries of amounts written off in previous years are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The impairment loss allowances are deducted from the ‘Loans and advances to banks’ and the ‘Loans and advances to customers’ line items on the balance sheet. If the Group believes that additions to the impairment loss allowances are required, then the Group records additional impairment losses, which would be treated as a charge in the line item ‘Impairment losses on loans and advances’ in the income statement. The Consolidated Financial Statements for the year ended 31 December 2010 include a net impairment loss charge (i.e. after recoveries) for loans and advances in connection with retail lending for an amount equal to £615m (2009: £711m), and corporate lending for an amount equal to £97m (2009: £36m).
     In calculating the retail and corporate lending impairment loss allowances, principally within the Retail Banking and Corporate Banking segments, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook relative to historic experience. Had management used different assumptions regarding the current economic outlook, a larger or smaller impairment loss allowance for loans and advances would have resulted that could have had a material impact on the Group’s reported profit before tax in 2010.
     Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the impairment loss for loans and advances in the Retail Banking segment could have decreased in 2010 from an actual impairment loss of £615m (2009: £711m, 2008: £322m) by up to £110m (2009: £127m, 2008: £78m), with a potential corresponding increase in the Group’s profit before tax in 2010 of up to 5% (2009: 8%, 2008: 7%), or increased by up to £54m (2009: £115m, 2008: £66m), with a potential corresponding decrease in the Group’s profit before tax in 2010 of up to 3% (2009: 7%, 2008: 6%). The impairment loss for loans and advances in the Corporate Banking segment could have decreased in 2010 from an actual impairment loss of £97m (2009: £36m) by up to £27m (2009: £15m), with a potential corresponding increase in the Group’s profit before tax in 2010 of up to 1% (2009: 1%), or increased by up to £23m (2009: £10m), with a potential corresponding decrease in the Group’s profit before tax in 2010 of up to 1% (2009: 1%).
     The actual impairment loss for retail lending of £615m (2009: £711m, 2008: £322m) and corporate lending of £97m (2009: £36m, 2008: £26m) in 2010 was based on what management estimated to be the most probable economic outlook within the range of reasonably possible assumptions.
     The impairment loss for loans and receivables securities of £nil (2009: £69m, 2008: £nil) in 2010 was based on management’s assessment of impairment of each individual asset based on data available at 31 December 2010. A detailed analysis of the loans and receivables securities is disclosed in the Risk Management Report — Impact of the Current Credit Environment on pages 124 to 134.
     In 2009, the impairment loss for the loans and advances to the Group’s conduit vehicles were £26m (2008: £nil). During 2010, the conduit structures were collapsed.

Financial Statements
Notes to the Financial Statements continued
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
     Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are included in the line item ‘Net trading and other income’ in the income statement and the ‘Trading assets’, ‘Financial assets designated at fair value’, ‘Trading liabilities’, ‘Financial liabilities designated at fair value’ and ‘Derivative financial instruments’ line items in the Group’s balance sheet.
     The Group trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit before tax in 2010.
     Detailed disclosures on financial instruments, including sensitivities, can be found in Note 50. Further information about sensitivities (including Value-at-Risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Report on page 113.
(c) Goodwill impairment
The Group evaluates whether the carrying value of goodwill is impaired and performs impairment testing annually or more frequently if there are impairment indicators present. The carrying amount of goodwill was £1,894m at 31 December 2010 (2009: £1,263m). Details of the Group’s approach to identifying and quantifying impairment of goodwill are set out in Note 25.
     The Group considers accounting estimates related to goodwill impairment losses ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about the measurement of the estimated recoverable amount are based on management’s estimates of future cash flows and growth rates of the cash-generating units and (ii) if the carrying amount of the cash generating unit is significantly higher than the estimated recoverable amount it would require the Group to take an impairment loss which could have a material impact on its income statement and its balance sheet. The Group’s assumptions about estimated future cash flows and growth rates are based on management’s view of future business prospects at the time of the assessment and are subject to a high degree of uncertainty.
     Goodwill impairment losses are charged to the line item ‘Impairment losses on goodwill’ in the income statement. The accumulated impairment losses are deducted from the ‘Intangible assets’ line item on the balance sheet. If the Group believes that additions to the goodwill impairment losses are required, then the Group records additional impairment losses, which would be treated as a charge in the line item ‘Impairment losses on goodwill’ in the income statement. The Consolidated Financial Statements for the year ended 31 December 2010 included a goodwill impairment loss for an amount equal to £nil (2009: £nil, 2008: £nil).
     In calculating the goodwill impairment losses for each of the Group’s cash-generating units, a range of outcomes was calculated based principally on management’s conclusions regarding the future cash flows and growth rates of the cash generating units. Had management used different assumptions regarding the estimates of the future cash flows and growth rates of the cash-generating units, a larger or smaller goodwill impairment loss would have resulted, that could have had a material impact on the Group’s reported profit before tax in 2010.
     Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of goodwill arising on the Group’s business combinations.
     The actual goodwill impairment loss of £nil (2009:£nil, 2008: £nil) in 2010 was based on what management estimated to be the most probable future cash flows and growth rates within the range of reasonably possible assumptions.

Financial Statements
Notes to the Financial Statements continued
(d) Provisions for other liabilities and charges
The Group estimates provisions for other liabilities and charges with the objective of maintaining provision levels believed by management to be sufficient to absorb the current estimated costs in respect of vacant property, restructuring, litigation and customer remediation relating to products sold. Vacant property costs are based on the estimated rent for the remainder of the expected lease period. Restructuring costs are estimated based on the number and roles of the employees affected. Litigation costs are based on the estimated number of claims that will be received, including the number of those that will be upheld, and the estimated settlement per case. Customer remediation costs are based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.
     The Group considers the overall quantum of accounting estimates related to provisions for other liabilities and charges taken together to be ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimated costs as reflected in the provisions and actual costs would require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet.
     Provisions for other liabilities and charges are charged to the line item ‘Provisions for other liabilities and charges’ in the income statement and included in the ‘Provisions’ line item on the balance sheet. If the Group believes that additions to the provisions for other liabilities and charges are required, then the Group records additional provisions, which would be treated as a charge in the line item ‘Provisions for other liabilities and charges’ in the income statement.
     The Consolidated Financial Statements for the year ended 31 December 2010 include a provision charge for other liabilities and charges for an amount equal to £129m (2009: £56m, 2008: £17m). The balance sheet provision amounted to £185m (2009: £91m, 2008: £207m).
     In calculating the provisions for other liabilities and charges, management’s best estimate was calculated based on conclusions regarding the factors described above. Had management used different assumptions regarding these factors, larger or smaller provisions for other liabilities and charges would have resulted that could have had a material impact on the Group’s reported profit before tax in 2010.
     Specifically, if management’s conclusions as to the factors were different, but within the range of what management deemed to be reasonably possible, the provision charge for other liabilities and charges could have decreased in 2010 by up to £40m (2009: £7m, 2008: £8m), with a potential corresponding increase in the Group’s profit before tax in 2010 of up to 2% (2009: 0.4%, 2008: 1%), or increased by up to £48m (2009: £8m, 2008: £9m), with a potential corresponding decrease in the Group’s profit before tax in 2010 of up to 2% (2009: 0.5%, 2008: 1%). The actual charge in 2010 was based on what management estimated to be the most probable outcome within the range of reasonably possible outcomes.
(e) Pensions
The Group operates a number of defined benefit pension schemes as described in Note 37. The assets of the schemes are measured at their fair values at the balance sheet date. The liabilities of the schemes are estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value using the interest rate applicable to high-quality AA rated corporate bonds of the same currency and term as the scheme liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities, assumptions are made by management as to mortality, price inflation, discount rates, pensions increases, and earnings growth. Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively. Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data.
     The Group considers accounting estimates related to pension obligations ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The Group’s assumptions principally about mortality, but also about price inflation, discount rates, pensions increases, and earnings growth are based on past experience and current economic trends, which are not necessarily an indication of future experience. Pension costs are charged to the line item ‘Administration expenses’, with the interest cost on liabilities and the expected return on scheme assets included within ‘Net trading and other income’ in the income statement. The pension obligations are included in the Retirement benefit obligations line item in the balance sheet. If the Group believes that increases to the pensions cost are required, then the Group records additional costs that would be treated as a charge in the line item Administration expenses in the income statement.

Financial Statements
Notes to the Financial Statements continued
The Consolidated Financial Statements for the year ended 31 December 2010 include current year defined benefit service cost of £35m and a pension scheme deficit of £160m. The current year service cost of £35m (2009: £44m, 2008: £55m) decreased, reflecting reductions in active scheme membership, reduction in rates of accrual benefit, salary reviews, changes in pension increases, changes in mortality assumptions, changes in price inflation assumptions and changes in discount rate. The current year pension scheme deficit was £160m (2009: £1,060m, 2008: £803m).
     In calculating the current year service cost and deficit, a range of outcomes was calculated based principally on management’s estimates regarding mortality, price inflation, discount rates, pensions increases, and earnings growth. Had management used different assumptions principally regarding mortality, but also price inflation, discount rate, pensions increases, and earnings growth, a larger or smaller charge for pension costs would have resulted that could have had a material impact on the Group’s reported profit before tax in 2010.
     Detailed disclosures on the current year service cost and deficit including sensitivities, and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can be found in Note 37.
(f) Deferred tax
The Group recognises deferred tax assets with respect to tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilised. At 31 December 2010 and 2009 the Group has recognised such deferred tax assets in full. As at 31 December 2010 this amounted to £246m (2009: £297m, 2008: £368m). The value of the deferred tax asset is based on management’s best estimate of future taxable profits that are expected to arise.
     As at 31 December 2009 and 2008, the Group considered accounting estimates in respect of £297m and £368m, respectively, of the deferred tax assets relating to the former Alliance & Leicester group ‘critical accounting estimates’ because: (i) they were highly susceptible to change from period to period as the recoverability of those deferred tax assets represented forward-looking estimates which were dependent upon the impact of the scheme allowed by Part VII of the Financial Services and Markets Act 2000 under which the Company transferred Alliance & Leicester plc’s business into Santander UK plc in May 2010, and (ii) any significant shortfall between the Group’s estimated taxable profits and actual taxable profits could require the Group to take charges which, if significant, could have a material impact on its future income statement and its balance sheet.
     At 31 December 2009 and 2008, it was management’s view that the recoverable value of the deferred tax asset would be unaffected by the scheme. This position was confirmed by UK HM Revenue & Customs in 2010. As a result, accounting estimates in respect of deferred tax assets are no longer considered critical accounting estimates.
     Changes to the value of deferred tax assets are charged to the line item ‘Taxation charge’ in the income statement. Changes in deferred tax assets are deducted from the ‘Deferred tax assets’ line item on the balance sheet. Under current UK tax legislation, the tax losses in respect of which deferred tax assets have been recognised do not expire.

Financial Statements
Notes to the Financial Statements continued
2. Segments
The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:
>	Retail Banking;

>	Corporate Banking;

>	Global Banking & Markets; and

>	Group Infrastructure.
In 2010, the results of the businesses that previously comprised the Private Banking operating segment ceased being reported separately to the Board (the Group’s chief operating decision maker). The results of the James Hay business that was sold in March 2010 were reclassified from Private Banking to Group Infrastructure, and the results of the remaining businesses in Private Banking were reported as part of Retail Banking.
     In addition, a new transfer pricing mechanism was implemented in 2009 to calculate the profitability of customer assets and deposits in each business segment to reflect the market environment and rates at that point. The changes applied a higher funding cost/return to new customer assets/deposits respectively, taking into consideration both customer type and term.
     In the second half of 2010, a further refinement of these adjustments was made to reflect the persistently low interest rates, higher cost of new term funding and the increased cost of higher regulatory liquidity balances. These changes have been applied to all periods, but had a more material impact in 2009 and 2010. The impact was to improve income reported in Group Infrastructure, offset by reduced income in Retail Banking and Corporate Banking. The positive earnings reported in Group Infrastructure include the benefit of higher historic medium-term interest rates being earned on capital. This was previously reported in Retail Banking and Corporate Banking. The positive earnings reported in Group Infrastructure also include the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business. In addition, the cost allocations process has been further refined to recharge more costs previously held centrally from Group Infrastructure to the other business segments.
     Further, the management of services to small and medium-sized companies was refined to ensure that companies with revenues of less than £1m were principally managed within Retail Banking, Corporate Banking principally manages companies with revenues of between £1m and £25m, and large multinationals and financial institutions were managed within Global Banking & Markets.
     Prior years’ segmental analyses have been adjusted to reflect the fact that reportable segments have changed.
     The Group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Group has four segments:
>	Retail Banking offers a comprehensive range of banking products and related financial services (residential mortgages, savings and banking, and other personal financial services products) to customers throughout the UK. It serves customers through the Santander UK network of branches and ATMs, as well as through telephone and internet channels. It also offers private banking and other specialist banking services in the UK, and offshore banking.

>	Corporate Banking provides a range of banking services principally to small and medium-sized (‘SME’) UK companies (with revenues between £1m and £25m) through its network of 25 Corporate Business Centres and specialist businesses. A broad range of banking products is offered including loans, bank accounts, deposits, treasury services, asset finance, cash transmission, trade finance and invoice discounting. The specialist businesses within Corporate Banking service customers in various business sectors including Real Estate, Social Housing and Infrastructure. Corporate Banking is also responsible for managing certain non-core portfolios, including aviation and shipping.

>	Global Banking & Markets is a financial markets business focused on providing value added financial services to large corporates not serviced by Corporate Banking (being, in general, large multinationals) and financial institutions, as well as to the rest of Santander UK’s business (including the Retail Banking and Corporate Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both the Group and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

>	Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is also responsible for Group capital and funding, and the Treasury asset portfolio that is being run down. ALM is responsible for managing the Group’s structural balance sheet composition and strategic and tactical liquidity risk management. This includes short-term, medium-term, covered bond and securitisation funding programmes. ALM’s responsibilities also include management of Santander UK’s banking products and structural exposure to interest rates.

Financial Statements
Notes to the Financial Statements continued
The Company’s board of directors (the ‘Board’) has been determined to be the chief operating decision maker for the Group. The segment information below is presented on the basis used by the Board to evaluate performance. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities.
     The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis (described in Note 1) as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
     The adjustments are:
>	Alliance & Leicester pre-acquisition trading basis results — Following the transfer of Alliance & Leicester plc to the Company in January 2009, the statutory results for the years ended 31 December 2010 and 2009 include the consolidated results of the Alliance & Leicester business, whereas the statutory results for the year ended 31 December 2008 do not. In order to enhance the comparability of the results for the three periods, management reviews the 2008 results including the pre-acquisition results of the Alliance & Leicester business for that period.

>	Reorganisation and other costs — These comprise implementation costs in relation to strategic change and cost reduction projects, including integration-related expenses, certain impairment losses taken centrally, as well as costs in respect of customer remediation. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

>	Hedging and other variances — The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

>	Profit on part sale and revaluation of subsidiaries — These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2010, the profit that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group was excluded from the trading results. In addition, profits on the sale of James Hay and certain other businesses were excluded from the trading results. In 2009 there were no such profits. In 2008, the profit on the sale of the Porterbrook business was excluded from the trading results.

>	Depreciation of operating lease assets — The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income in the trading results.

>	Capital and other charges — These principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess the effectiveness of capital investments.
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
     Interest receivable and interest payable have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest revenues to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

Financial Statements
Notes to the Financial Statements continued

			Global
	Retail	Corporate	Banking &	Group
	Banking	Banking	Markets	Infrastructure	Total	Adjustments	Group Total
2010	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,237	212	6	302	3,757	57	3,814
Non-interest income/(expenses)	627	129	412	(55)	1,113	107	1,220

Total trading income	3,864	341	418	247	4,870	164	5,034

Administration expenses	(1,481)	(144)	(128)	(48)	(1,801)	8	(1,793)
Depreciation & amortisation	(168)	(7)	(2)	—	(177)	(98)	(275)

Total trading expenses	(1,649)	(151)	(130)	(48)	(1,978)	(90)	(2,068)

Impairment losses on loans and advances	(615)	(97)	—	(40)	(752)	40	(712)
Provisions for other liabilities and charges	1	—	—	—	1	(130)	(129)

Trading profit before tax	1,601	93	288	159	2,141	(16)	2,125

Adjust for:
- Reorganisation and other costs	(155)	—	—	40	(115)
- Profit on part sale and revaluation of subs	—	—	—	126	126
- Hedging and other variances	(31)	—	—	4	(27)
- Capital and other charges	(99)	(21)	—	120	—

Profit before tax	1,316	72	288	449	2,125

Revenue from external customers	5,348	557	427	(1,462)	4,870
Inter-segment revenue	(1,484)	(216)	(9)	1,709	—

Total trading income	3,864	341	418	247	4,870

Customer assets	177,779	22,463	1,848	—	202,090
Total assets(1)	183,020	22,242	50,015	47,583	302,860

Customer deposits	131,919	16,437	5,142	—	153,498
Total liabilities	136,975	17,493	51,868	84,250	290,586

Average number of staff	17,838	622	252	242	18,954

(1)	Includes customer assets, net of impairment loss allowances.
The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

	Net	Non-		Depreciation	Impairment	Provisions for	Profit
	interest	interest	Administration	and	losses on loans	other liabilities	before
	income	income	expenses	amortisation	and advances	and charges	tax
2010	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	—	—	8	(33)	40	(130)	(115)
Depreciation on operating lease assets	—	65	—	(65)	—	—	—
Profit on part sale and revaluation of subs	—	126	—	—	—	—	126
Hedging and other variances	57	(84)	—	—	—	—	(27)

	57	107	8	(98)	40	(130)	(16)

Financial Statements
Notes to the Financial Statements continued

			Global
	Retail	Corporate	Banking &	Group
	Banking	Banking	Markets	Infrastructure	Total	Adjustments	Group Total
2009	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,886	212	7	236	3,341	71	3,412
Non-interest income	720	128	382	87	1,317	(33)	1,284

Total trading income	3,606	340	389	323	4,658	38	4,696

Administration expenses	(1,477)	(168)	(101)	(46)	(1,792)	(56)	(1,848)
Depreciation & amortisation	(136)	(13)	(3)	—	(152)	(108)	(260)

Total trading expenses	(1,613)	(181)	(104)	(46)	(1,944)	(164)	(2,108)

Impairment losses on loans and advances	(714)	(31)	—	(57)	(802)	(40)	(842)
Provisions for other liabilities and charges	—	—	—	—	—	(56)	(56)

Trading profit before tax	1,279	128	285	220	1,912	(222)	1,690

Adjust for:
- Reorganisation and other costs	(146)	—	—	(40)	(186)
- Hedging and other variances	(17)	—	—	(19)	(36)
- Capital and other charges	(60)	(30)	—	90	—

Profit before tax	1,056	98	285	251	1,690

Revenue from external customers	5,590	610	389	(1,931)	4,658
Inter-segment revenue	(1,984)	(270)	—	2,254	—

Total trading income	3,606	340	389	323	4,658

Customer assets	167,747	21,198	1,122	—	190,067
Total assets(1)	172,045	21,135	44,782	47,329	285,291

Customer deposits	125,091	14,442	4,357	—	143,890
Total liabilities	128,747	14,825	43,719	90,778	278,069

Average number of staff	19,646	539	243	293	20,721

(1)	Includes customer assets, net of impairment loss allowances.
The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

	Net	Non-		Depreciation	Impairment	Provisions for	Profit
	interest	interest	Administration	and	losses on loans	other liabilities	before
	income	income	expenses	amortisation	and advances	and charges	tax
2009	£m	£m	£m	£m	£m	£m	£m

Reorganisation and other costs	—	—	(56)	(34)	(40)	(56)	(186)
Depreciation on operating lease assets	—	74	—	(74)	—	—	—
Hedging and other variances	71	(107)	—	—	—	—	(36)

	71	(33)	(56)	(108)	(40)	(56)	(222)

Included within the Group Total above are the following statutory results from the Alliance & Leicester business which was included on a statutory basis for the first year in 2009 following its acquisition in 2008:
Alliance & Leicester statutory basis results for the year ended 31 December 2009

	Retail		Global Banking	Group
	Banking	Corporate Banking	& Markets	Infrastructure	Total
	£m	£m	£m	£m	£m

Net interest income	690	88	6	56	840
Non-interest income	174	161	1	77	413

Total operating income	864	249	7	133	1,253

Administration expenses	(373)	(128)	—	—	(501)
Depreciation and amortisation	(35)	(87)	—	—	(122)

Total operating expenses excluding provisions and charges	(408)	(215)	—	—	(623)

Impairment losses on loans and advances	(94)	(4)	—	(97)	(195)

Total operating provisions and charges	(94)	(4)	—	(97)	(195)

Profit before tax	362	30	7	36	435

Financial Statements
Notes to the Financial Statements continued

			Global
	Retail	Corporate	Banking &	Group
	Banking	Banking	Markets	Infrastructure	Total	Adjustments	Group Total
2008	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,253	149	11	(24)	2,389	(617)	1,772
Non-interest income	848	240	327	90	1,505	(273)	1,232

Total trading income	3,101	389	338	66	3,894	(890)	3,004

Administration expenses	(1,463)	(219)	(104)	(43)	(1,829)	486	(1,343)
Depreciation & amortisation	(88)	(20)	(3)	—	(111)	(91)	(202)

Total trading expenses	(1,551)	(239)	(107)	(43)	(1,940)	395	(1,545)

Impairment losses on loans and advances	(442)	(44)	—	(3)	(489)	141	(348)
Provisions for other liabilities and charges	—	—	—	—	—	(17)	(17)

Trading profit before tax	1,108	106	231	20	1,465	(371)	1,094

Adjust for:
- A&L pre-acquisition trading basis results	(254)	(2)	(10)	102	(164)
- Reorganisation and other costs	(121)	—	—	(42)	(163)
- Profit on part sale and revaluation of subs	—	—	—	40	40
- Hedging and other variances	(8)	—	—	(76)	(84)
- Capital and other charges	(67)	(14)	—	81	—

Profit before tax	658	90	221	125	1,094

Revenue from external customers	5,419	772	380	(2,677)	3,894
Inter-segment revenue	(2,318)	(383)	(42)	2,743	—

Total trading income	3,101	389	338	66	3,894

Customer assets	161,870	20,575	900	—	183,345
Total assets(1)	164,917	20,537	44,488	67,368	297,310

Customer deposits	119,483	7,131	2,372	—	128,986
Total liabilities	123,110	7,152	34,632	125,719	290,613

Average number of staff	14,414	175	300	190	15,079

(1)	Includes customer assets, net of impairment loss allowances.
The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

	Net	Non-		Depreciation	Impairment	Provisions for	Profit
	interest	interest	Administration	and	losses on loans	other liabilities	before
	income	income	expenses	amortisation	and advances	and charges	tax
2008	£m	£m	£m	£m	£m	£m	£m

A&L pre-acquisition trading basis results	(617)	(330)	552	48	183	—	(164)
Reorganisation and other costs	—	(16)	(66)	(22)	(42)	(17)	(163)
Depreciation on operating lease assets	—	117	—	(117)	—	—	—
Profit on part sale and revaluation of subs	—	40	—	—	—	—	40
Hedging and other variances	—	(84)	—	—	—	—	(84)

	(617)	(273)	486	(91)	141	(17)	(371)

The comparative trading basis segmental results analyses above for the year ended 31 December 2008 include the pre-acquisition trading basis results for the Alliance & Leicester group for the reasons described in the section entitled ‘Alliance & Leicester pre-acquisition trading basis results’ on the previous pages.
     The Alliance & Leicester group was not part of the Group at that time, and the inclusion of these pre-acquisition trading basis results in the 2008 comparatives in the internal segmental information reviewed by the Board is intended only to enhance the comparability of the trading basis results for 2009 and 2008. These pre-acquisition trading basis results do not form part of the statutory results of the Group for the year ended 31 December 2008. The inclusion of these results in the internal segmental information reviewed by the Board is not intended to imply that the Alliance & Leicester group was part of the Group at that time, and should not be interpreted as attempting to do so.
     Details of the pre-acquisition financial information included above, by segment, are as follows:
Alliance & Leicester group full year trading basis results for the year ended 31 December 2008

	Retail	Corporate	Global Banking	Group
	Banking	Banking	& Markets	Infrastructure	Total
	£m	£m	£m	£m	£m

Net interest income	580	138	9	(110)	617
Non-interest income	213	108	1	8	330

Total trading income	793	246	10	(102)	947

Administration expenses	(378)	(174)	—	—	(552)
Depreciation and amortisation	(28)	(20)	—	—	(48)

Total operating expenses excluding provisions and charges	(406)	(194)	—	—	(600)

Impairment losses on loans and advances	(133)	(50)	—	—	(183)

Total operating provisions and charges	(133)	(50)	—	—	(183)

Trading profit/(loss) before tax	254	2	10	(102)	164

Financial Statements
Notes to the Financial Statements continued
Revenue by products and services
Details of revenue by product or service are disclosed in Notes 3 to 5.
Geographical information
A geographical analysis of total operating income is presented below:

	Group
	2010	2009	2008
	£m	£m	£m

United Kingdom	4,989	4,625	2,974
Other	45	71	30

	5,032	4,696	3,004

A geographical analysis of total assets other than financial instruments and current and deferred tax assets is presented below:

	2010	2009
	£m	£m

United Kingdom	3,954	2,842
Other	6	4

	3,960	2,846

3. Net interest income

	Group
	2010	2009	2008
	£m	£m	£m

Interest and similar income:
Loans and advances to banks	154	155	448
Loans and advances to customers	6,799	6,823	7,394
Other interest-earning financial assets	94	340	73

Total interest and similar income	7,047	7,318	7,915

Interest expense and similar charges:
Deposits by banks	(87)	(366)	(258)
Deposits by customers	(2,424)	(2,256)	(3,155)
Subordinated debt	(276)	(281)	(351)
Debt securities in issue	(360)	(905)	(2,345)
Other interest-bearing financial liabilities	(86)	(98)	(34)

Total interest expense and similar charges	(3,233)	(3,906)	(6,143)

Net interest income	3,814	3,412	1,772

4. Net fee and commission income

	Group
	2010	2009	2008
	£m	£m	£m

Fee and commission income:
Retail products	662	674	461
Insurance products	134	158	155
Asset management	106	154	152

Total fee and commission income	902	986	768

Fee and commission expense:
Other fees paid	(203)	(162)	(97)

Total fee and commission expense	(203)	(162)	(97)

Net fee and commission income	699	824	671

Financial Statements
Notes to the Financial Statements continued
5. Net trading and other income

	Group
	2010	2009	2008
	£m	£m	£m

Net trading and funding of other items by the trading book	391	187	54
Income from operating lease assets	84	95	223
Income on assets designated at fair value through profit or loss	245	95	916
Expense on liabilities designated at fair value through profit or loss	(111)	(117)	(435)
(Losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(154)	230	(396)
Share of profit from associate	25	5	(2)
Profit/(loss) on sale of available-for-sale assets	—	—	—
Profit on revaluation of associate (See Note 49)	87	—	—
Profit on sale of subsidiary undertakings	39	—	40
Loss on sale of fixed assets	(2)	—	(17)
Hedge ineffectiveness and other	(83)	(35)	178

	521	460	561

6. Administration expenses

	Group
	2010	2009	2008
	£m	£m	£m

Staff costs:
Wages and salaries	641	697	545
Social security costs	65	71	45
Pensions costs: - defined contribution plans	42	20	8
- defined benefit plans	25	55	47
Other personnel costs	62	62	50

	835	905	695
Property, plant and equipment expenses	214	227	182
Information technology expenses	337	311	201
Other administration expenses	407	405	265

	1,793	1,848	1,343

Included in other personnel costs is £8m (2009: £5m, 2008: £7m) which arose from equity-settled share-based payments, none of which related to option-based schemes and £8m (2009: £5m, 2008: release of £28m) which arose from cash-settled share-based payments.
Bank levy
In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent.
     The levy will be based upon the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It will also be permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the UK Financial Services Authority definition); and repo liabilities secured against sovereign and supranational debt.
     The levy will be set at a rate of 0.075% from 2011. Three different rates apply during 2011, these average to 0.075%. Certain liabilities will be subject to only a half rate, namely any deposits not otherwise excluded (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy will not be charged on the first £20bn of chargeable liabilities.
     If the levy had been applied to the balance sheet at 31 December 2010, the cost of the levy to the Group would be in the region of £60m to £100m in 2011.

Financial Statements
Notes to the Financial Statements continued
7. Depreciation and amortisation

	Group
	2010	2009	2008
	£m	£m	£m

Depreciation of property, plant and equipment	220	238	195
Amortisation of intangible fixed assets	55	22	7

	275	260	202

8. Audit and other services
The fees for audit and other services payable to the Company’s auditors, Deloitte LLP, are analysed as follows:

	Group
	2010	2009	2008
	£m	£m	£m

Audit fees:
- Fees payable to the Company’s auditor for the audit of the Group’s annual accounts	1.7	1.9	1.6
- Fees payable to the Company’s auditor and its associates for the audit of the Company’s subsidiaries pursuant to legislation	1.7	2.3	1.6

Total audit fees	3.4	4.2	3.2

Non-audit fees:
Other assurance services
- Other services pursuant to legislation	0.5	1.2	0.7
- Tax compliance services	—	—	—
- Other assurance	0.9	0.4	0.8

Total other assurance services	1.4	1.6	1.5

Other services
- Tax services	1.1	0.7	0.4
- Other services	0.1	—	—

Total other services	1.2	0.7	0.4

Total non-audit fees	2.6	2.3	1.9

Other services pursuant to legislation relate to services carried out by the auditors in relation to statutory and regulatory filings of the Company and its associates. Of this category, £0.5m (2009: £1.0m, 2008: £0.6m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission guidance. The remaining nil (2009: £0.2m, 2008: £0.1m) accords with the definition of ‘Audit related fees’ per that guidance.
     Other assurance relates to services performed in connection with securitisation and debt issuances which accords with the definition ‘Audit related fees’ per US Securities and Exchange Commission guidance.
     No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditors during these years.
     A framework for ensuring auditors’ independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Audit and Risk Committee. All services provided by the Group’s external auditors are subject to approval by the Audit and Risk Committee.
9. Impairment losses and provisions

	Group
	2010	2009	2008
	£m	£m	£m

Impairment losses on loans and advances:
- loans and advances to customers (Note 17)	746	828	394
- loans and advances to banks (Note 16)	—	—	—
- loans and receivables securities (Note 22)	—	69	—
Recoveries of loans and advances (Note 17)	(34)	(55)	(46)

	712	842	348

Impairment losses on available-for-sale financial assets (Note 21)	—	—	—

	—	—	—

Provisions for other liabilities and charges: (Note 36)
- New and increased allowances	131	59	58
- Provisions released	(2)	(3)	(41)

	129	56	17

Total impairment losses and provisions charged to the income statement	841	898	365

Financial Statements
Notes to the Financial Statements continued
10. Taxation charge

	Group
	2010	2009	2008
	£m	£m	£m

Current tax:
UK corporation tax on profit of the year	185	124	218
Adjustments in respect of prior years	(33)	(117)	(65)

Total current tax	152	7	153

Deferred tax:
Origination and reversal of temporary differences	377	388	95
Change in rate of UK corporation tax	11	—	—
Adjustments in respect of prior years	2	50	27

Total deferred tax	390	438	122

Tax on profit for the year	542	445	275

UK corporation tax is calculated at 28% (2009: 28%, 2008: 28.5%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 30% to 28% with effect from 1 April 2008. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
     The Finance (No 2) Act 2010, which provides for a reduction in the main rate of UK corporation tax from 28% to 27% effective from 1 April 2011, was enacted on 27 July 2010. The effect of the rate reduction was to increase the corporation tax expense by £11m and to reduce the deferred tax asset by the same amount. The UK Government has also indicated that it intends to enact future reductions in the main rate of UK corporation tax of 1% each year down to 24% by 1 April 2014.
     The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2010	2009	2008
	£m	£m	£m

Profit before tax	2,125	1,690	1,094

Tax calculated at a tax rate of 28% (2009: 28%, 2008: 28.5%)	595	473	310
Non taxable gain on sale of subsidiary undertakings	(11)	(5)	(11)
Non deductible preference dividends paid	8	8	8
Non taxable gain on revaluation of investment in Santander Consumer (UK) plc	(24)	—	—
Effect of non-allowable impairment losses, provisions and other non-equalised items	—	51	19
Non-taxable dividend income	—	(4)	(5)
Effect of non-UK profits and losses	(6)	(8)	(8)
Utilisation of capital losses for which credit not previously recognised	—	(3)	—
Effect of change in tax rate on deferred tax provision	11	—	—
Adjustment to prior year provisions	(31)	(67)	(38)

Tax expense	542	445	275

The effective tax rate for 2010, based on profit before tax, was 25.5% (2009: 26.3%, 2008: 25.1%). The effective tax rate differed from the UK corporation tax rate of 28% (2009: 28%, 2008: 28.5%) principally because of the non-taxable profit of £87m that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group, adjustment to prior year provisions, non-taxable gains on sales of subsidiary undertakings, and the reduction in deferred tax asset as a result of the change in the tax rate.

Financial Statements
Notes to the Financial Statements continued
In addition to the corporation tax expense charged to profit or loss, tax of £(8)m (2009: £172m, 2008: £8m) has been (charged)/credited in other comprehensive income in the year, as follows:
2010

	Group
	Before tax		After tax
	amount	Total tax	amount
	£m	£m	£m

Actuarial gains on retirement benefit obligations	25	(9)	16
Movements in available-for-sale financial assets:
- Losses due to changes in fair value	(1)	—	(1)
- Gains transferred to profit or loss on sale	(2)	1	(1)

Other comprehensive income	22	(8)	14

2009

	Group
	Before tax		After tax
	amount	Total tax	amount
	£m	£m	£m

Actuarial losses on retirement benefit obligations	(606)	170	(436)
Movements in available-for-sale financial assets:
- Losses due to changes in fair value	(6)	1	(5)
- Gains transferred to profit or loss on sale	(2)	1	(1)
Exchange differences on translation of foreign operations	(4)	—	(4)

Other comprehensive income	(618)	172	(446)

2008

	Group
	Before tax		After tax
	amount	Total tax	amount
	£m	£m	£m

Actuarial losses on retirement benefit obligations	(44)	11	(33)
Movements in available-for-sale financial assets:
- Gains due to changes in fair value	8	(3)	5
- Gains transferred to profit or loss on sale	—	—	—
Exchange differences on translation of foreign operations	28	—	28

Other comprehensive income	(8)	8	—

Further information about deferred tax is presented in Note 27.
11. Profit on ordinary activities after tax
The profit after tax of the Company attributable to the shareholders was £1,391m (2009: £747m, 2008: £1,328m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented in these Consolidated Financial Statements.
12. Cash and balances at central banks

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Cash in hand	933	710	927	308
Balances with central banks	25,569	3,453	20,481	2,958

	26,502	4,163	21,408	3,266

For regulatory purposes, certain minimum cash balances are required to be maintained with the Bank of England. At 31 December 2010, these amounted to £198m (2009: £184m) for the Group and £185m (2009: £138m) for the Company.
     Balances with central banks above represent amounts which are held with the Bank of England and the US Federal Reserve as part of the Group’s policy of managing liquidity risk and maintaining core liquid assets as required by the UK Financial Services Authority. This is described further in pages 118 and 119 of the “Risk Management” section of the “Business and Financial Review”.

Financial Statements
Notes to the Financial Statements continued
13. Trading assets

	Group
	2010	2009
	£m	£m

Loans and advances to banks - securities purchased under resale agreements	5,775	4,320
- other	2,506	2,471
Loans and advances to customers - securities purchased under resale agreements	8,652	8,827
- other	7	262
Debt securities	17,821	15,932
Equity securities	700	1,478

	35,461	33,290

Debt securities can be analysed by type of issuer as follows:

	Group
	2010	2009
	£m	£m

Issued by public bodies:
- Government securities	6,630	2,869
Issued by other issuers:
- Bank and building society certificates of deposit: Government guaranteed	—	205
- Bank and building society certificates of deposit: Other	290	1,730
- Floating rate notes: Government guaranteed	10,586	8,090
- Floating rate notes: Other	315	3,038

	17,821	15,932

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2010	2009
	£m	£m

Debt securities:
- Listed in the UK	13,322	12,803
- Listed elsewhere	4,499	3,129

	17,821	15,932

Equity securities:
- Listed in the UK	698	1,183
- Listed elsewhere	2	295

	700	1,478

The Company has no trading assets (2009: nil).
14. Derivative financial instruments
Derivatives are financial instruments whose prices are derived from the price of underlying items which may include interest rates, foreign exchange, equities, bonds, market indices, credit spreads, commodities or a combination of several underlying items.
     All derivatives are required to be held at fair value through profit or loss. A description of how the fair values of derivatives are derived is set out in Note 50. Derivatives are held for trading or for risk management purposes. Derivatives are classified as held for trading unless they are designated as being in a hedge relationship. The Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria.
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

Financial Statements
Notes to the Financial Statements continued
Derivatives held for risk management purposes
The main derivatives are interest rate and cross-currency swaps, which are used to hedge the Group’s exposure to interest rates and exchange rates. These risks are inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the relevant operations throughout the Group, including medium-term note issues, capital issues and fixed-rate asset purchases. The derivatives table in the Group Infrastructure section within the Market Risk discussion of the Risk Management Report summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivative used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.
     Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases, the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged. The fair values of derivative instruments held both for trading and hedging purposes are set out in the following tables. The tables below show the contract or underlying principal amounts, positive and negative fair values of derivatives analysed by contract. The contract/notional amounts of derivatives indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates at the balance sheet date.
     Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship (also known as economic hedges) are classified as derivatives held for trading in the table below. Derivatives that have been designated as in a hedging relationship are classified as derivatives held for hedging below.
2010

	Group
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	53,357	2,539	564
- Foreign exchange swaps and forwards	17,106	90	384

	70,463	2,629	948

Interest rate contracts:
- Interest rate swaps	479,527	14,471	13,671
- Caps, floors and swaptions(1)	69,223	2,682	2,748
- Futures	39,840	3	10
- Forward rate agreements	37,479	8	18

	626,069	17,164	16,447

Equity and credit contracts:
- Equity index and similar products	41,482	1,033	2,557
- Equity index options	40,279	741	145
- Credit default swaps and similar products	3,114	384	293

	84,875	2,158	2,995

Total derivative assets and liabilities held for trading	781,407	21,951	20,390

2010

	Group
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	6,729	906	108
Interest rate contracts:
- Interest rate swaps	46,081	1,520	1,907

Total derivative assets and liabilities held for fair value hedging	52,810	2,426	2,015

Total recognised derivative assets and liabilities	834,217	24,377	22,405

2010

	Company
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	876	107	27
- Foreign exchange swaps and forwards	324	5	4

	1,200	112	31

Interest rate contracts:
- Interest rate swaps	47,416	1,597	846
- Caps, floors and swaptions(1)	1,646	24	24

	49,062	1,621	870

Equity and credit contracts:
- Equity index and similar products	363	37	197
- Credit default swaps and similar products	111	—	1

	474	37	198

Total derivative assets and liabilities held for trading	50,736	1,770	1,099

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Financial Statements
Notes to the Financial Statements continued
2010

	Company
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	1,823	890	—
Interest rate contracts:
- Interest rate swaps	5,406	334	—

Total derivative assets and liabilities held for fair value hedging	7,229	1,224	—

Total recognised derivative assets and liabilities	57,965	2,994	1,099

2009

	Group
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	113,036	3,101	409
- Foreign exchange swaps and forwards	22,496	164	112

	135,532	3,265	521

Interest rate contracts:
- Interest rate swaps	554,709	14,905	11,393
- Caps, floors and swaptions(1)	80,075	1,767	2,570
- Futures	89,379	4	—
- Forward rate agreements	77,170	56	61

	801,333	16,732	14,024

Equity and credit contracts:
- Equity index and similar products	46,238	881	1,311
- Equity index options	30,160	563	871
- Credit default swaps and similar products	3,737	31	48

	80,135	1,475	2,230

Total derivative assets and liabilities held for trading	1,017,000	21,472	16,775

2009

	Group
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	6,515	860	—
Interest rate contracts:
- Interest rate swaps	45,093	495	2,188
Equity and credit contracts:
- Equity index and similar products	—	—	—

Total derivative assets and liabilities held for fair value hedging	51,608	1,355	2,188

Total recognised derivative assets and liabilities	1,068,608	22,827	18,963

2009

	Company
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	19,983	123	2,810
Interest rate contracts:
- Interest rate swaps	57,029	1,093	1
- Caps, floors and swaptions(1)	146	2	—

	57,175	1,095	1

Equity and credit contracts:
- Equity index and similar products	273	38	190

Total derivative assets and liabilities held for trading	77,431	1,256	3,001

2009

	Company
	Contract/notional amount	Fair value assets	Fair value liabilities
Derivatives held for fair value hedging	£m	£m	£m

Exchange rate contracts:
- Cross-currency swaps	1,846	796	—
Interest rate contracts:
- Interest rate swaps	4,797	487	352

Total derivative assets and liabilities held for fair value hedging	6,643	1,283	352

Total recognised derivative assets and liabilities	84,074	2,539	3,353

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Financial Statements
Notes to the Financial Statements continued
Net gains or losses arising from fair value hedges included in net trading and other income

	Group
	2010	2009	2008
	£m	£m	£m

Net (losses)/gains:
- on hedging instruments	(13)	647	39
- on hedged items attributable to hedged risks	38	(579)	53

	25	68	92

The Group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are presented in the table above on a combined basis.
15. Financial assets designated at fair value

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Loans and advances to banks	11	—	55	160
Loans and advances to customers	5,468	6,379	44	45
Debt securities	1,298	5,979	5,027	36,940

	6,777	12,358	5,126	37,145

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis, or where the assets are managed and their performance evaluated on a fair value basis, or where a contract contains one or more embedded derivatives which would otherwise require bifurcation and separate recognition as derivatives.
     The following assets have been designated at fair value through profit or loss:
>	Loans and advances to banks, which are managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy. Information about them is provided on that basis to the Group’s key management personnel.

>	Loans and advances to customers, representing certain loans secured on residential property to housing associations. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.

>	Debt securities, representing holdings of bank and building society certificates of deposit of £nil (2009: £2,220m), asset-backed securities of £1,046m (2009: £3,446m) and other debt securities of £252m (2009: £313m):
>	The bank and building society certificates of deposit were held for yield purposes. They were managed and their performance evaluated on a fair value basis in accordance with a documented strategy, and information about them was provided on that basis to the Group’s key management personnel.

>	Asset-backed securities of £977m (2009: £207m) are managed and their performance evaluated on a fair value basis in accordance with a documented strategy, and information about them is provided on that basis to the Group’s key management personnel.

Other asset-backed securities of £69m (2009: £3,239m) which, at the date of their acquisition, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to the Group’s key management personnel. Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39.

>	Other debt securities, representing reversionary property securities and collateralised synthetic obligations. The reversionary property securities are managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy. Information about them is provided on that basis to the Group’s key management personnel. The collateralised synthetic obligations contain embedded derivatives which would otherwise require bifurcation and separate recognition as derivatives.
The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £6,756m (2009: £6,217m) for the Group and £116m (2009: £204m) for the Company. The maximum exposure was mitigated by a charge over the residential properties in respect of lending to housing associations amounting to £7,907m (2009: £7,527m) for the Group and £79m (2009: £75m) for the Company.
     The net loss during the year attributable to changes in credit risk for loans and advances designated at fair value was £26m (2009: net loss of £72m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2010 was £231m (2009: cumulative net loss of £205m).

Financial Statements
Notes to the Financial Statements continued
Debt securities can be analysed by type of issuer as follows:

	Group
	2010	2009
	£m	£m

Bank and building society certificates of deposit	—	2,220
Other issuers:
- Mortgage-backed securities	859	574
- Other asset-backed securities	187	2,872
- Other securities	252	313

	1,298	5,979

Debt securities can be analysed by listing status as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Listed in the UK	646	—	5,015	18,463
Listed elsewhere	75	3,224	—	18,016
Unlisted	577	2,755	12	461

	1,298	5,979	5,027	36,940

16. Loans and advances to banks

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Placements with other banks - securities purchased under resale agreements	—	—	—	—
- other	3,206	1,605	1,118	995
Amounts due from parent	646	5,995	3	1
Amounts due from associated undertakings	—	1,551	—	1
Amounts due from subsidiaries	—	—	114,836	108,661

	3,852	9,151	115,957	109,658

During the year, no impairment losses were incurred (2009: £nil, 2008: £nil).

	Group		Company
	2010	2009	2010	2009
Repayable:	£m	£m	£m	£m

On demand	1,250	1,457	2,680	5,551
In not more than 3 months	1,529	5,055	42,910	46,580
In more than 3 months but not more than 1 year	53	2,390	21,958	14,552
In more than 1 year but not more than 5 years	529	95	32,921	21,951
In more than 5 years	491	154	15,488	21,024

	3,852	9,151	115,957	109,658

17. Loans and advances to customers

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Advances secured on residential properties	166,073	160,466	166,057	122,746
Corporate loans	16,328	12,509	5,729	—
Finance leases	2,653	1,602	—	—
Other secured advances	3,942	3,819	3,470	3,759
Other unsecured advances	7,734	5,250	4,018	5,036
Amounts due from fellow group subsidiaries	57	4,457	46	71
Amounts due from subsidiaries	—	—	1,359	1,036

Loans and advances to customers	196,787	188,103	180,679	132,648
Less: impairment loss allowances	(1,655)	(1,299)	(1,456)	(899)

Loans and advances to customers, net of impairment loss allowances	195,132	186,804	179,223	131,749

Financial Statements
Notes to the Financial Statements continued
Loans and advances to customers may be further analysed as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Advances secured on residential properties	166,073	160,466	166,057	122,746
Other secured advances	3,942	3,819	3,470	3,759
Unsecured loans:
- Overdrafts	505	482	505	476
- UPLs	4,146	4,641	3,242	4,495
Other loans	3,083	127	271	65
Corporate loans:
- SME	4,842	2,806	1,199	—
- Social housing	1,687	336	87	—
- Real estate	3,304	2,889	1,690	—
- Other corporate	3,273	2,423	2,753	—
- Non-core:
- Aviation	918	1,047	—	—
- Shipping	1,151	1,729	—	—
- Other	1,597	2,080	—	—
Finance leases
- Consumer finance	1,556	—	—	—
- Other corporate	653	801	—	—
Amounts due from fellow group subsidiaries	57	4,457	46	71
Amounts due from subsidiaries	—	—	1,359	1,036

Loans and advances to customers	196,787	188,103	180,679	132,648
Less: impairment loss allowances	(1,655)	(1,299)	(1,456)	(899)

Loans and advances to customers, net of impairment loss allowances	195,132	186,804	179,223	131,749

	Group		Company
	2010	2009	2010	2009
Repayable:	£m	£m	£m	£m

On demand	1,160	997	1,172	534
In no more than 3 months	4,282	6,591	2,660	1,575
In more than 3 months but not more than 1 year	6,709	4,909	4,802	3,311
In more than 1 year but not more than 5 years	32,056	26,411	23,668	14,653
In more than 5 years	152,580	149,195	148,377	112,575

Loans and advances to customers	196,787	188,103	180,679	132,648
Less: impairment loss allowances	(1,655)	(1,299)	(1,456)	(899)

Loans and advances to customers, net of impairment loss allowances	195,132	186,804	179,223	131,749

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group		Company
	2010	2009	2010	2009
Gross investment in finance leases and hire purchase contracts:	£m	£m	£m	£m

Within 1 year	736	240	—	—
Between 1-5 years	1,752	543	—	—
In more than 5 years	877	1,570	—	—

	3,365	2,353	—	—
Unearned future finance income on finance leases and hire purchase contracts	(712)	(751)	—	—

Net investment in finance leases and hire purchase contracts	2,653	1,602	—	—

The net investment in finance leases and hire purchase contracts represents amounts recoverable as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Within 1 year	622	188	—	—
Between 1-5 years	1,469	423	—	—
In more than 5 years	562	991	—	—

	2,653	1,602	—	—

The Group enters into finance leasing arrangements, primarily, for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £13m (2009: £13m) of unguaranteed residual value at the end of the current lease terms, which will be recovered through re-letting or sale. The contingent rent income earned during the year was £30m (2009: £43m) and this was presented in the “Interest and similar income” line within the income statement.
     Finance lease receivable balances are secured over the motor vehicle leased. The Group is not permitted to sell or repledge the motor vehicles in the absence of default by the lessee.
     The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Financial Statements
Notes to the Financial Statements continued
Included within loans and advances to customers are mortgage advances assigned to bankruptcy remote special purpose entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and securitisations made by the Group. See Note 18 for further details.
     Loans and advances to customers have the following interest rate structures:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Fixed rate	75,452	77,427	70,998	62,222
Variable rate	121,335	110,676	109,681	70,426
Less: impairment loss allowances	(1,655)	(1,299)	(1,456)	(899)

	195,132	186,804	179,223	131,749

Movement in impairment loss allowances:

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	Leases	advances	advances	Total
2010	£m	£m	£m	£m	£m	£m

As at 1 January 2010:
- Individually assessed	313	185	1	50	341	890
- Collectively assessed	171	172	1	12	53	409

	484	357	2	62	394	1,299

Charge/(release) to the income statement:
- Individually assessed	98	154	6	53	488	799
- Collectively assessed	(14)	(47)	(1)	10	(1)	(53)

	84	107	5	63	487	746

Write offs	(42)	(68)	(5)	(48)	(448)	(611)

Assumed via transfers of entities under common control	—	—	17	—	204	221

At 31 December 2010:
- Individually assessed	369	271	2	55	381	1,078
- Collectively assessed	157	125	17	22	256	577

	526	396	19	77	637	1,655

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
2009	£m	£m	£m	£m	£m	£m

As at 1 January 2009
- Individually assessed	174	13	—	37	227	451
- Collectively assessed	184	289	1	11	65	550

	358	302	1	48	292	1,001

Charge/(release) to the income statement:
- Individually assessed	223	172	5	30	539	969
- Collectively assessed	(13)	(117)	—	1	(12)	(141)

	210	55	5	31	527	828

Write offs	(84)	—	(4)	(17)	(425)	(530)

At 31 December 2009:
- Individually assessed	313	185	1	50	341	890
- Collectively assessed	171	172	1	12	53	409

	484	357	2	62	394	1,299

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
2008	£m	£m	£m	£m	£m	£m

As at 1 January 2008:
- Individually assessed	74	—	—	32	250	356
- Collectively assessed	102	—	—	8	85	195

	176	—	—	40	335	551

Charge/(release) to the income statement:
- Individually assessed	132	13	—	14	239	398
- Collectively assessed	21	13	—	3	(41)	(4)

	153	26	—	17	198	394

Write offs	(32)	—	—	(9)	(262)	(303)

Assumed via transfer of entities under common control	61	276	1	—	21	359

At 31 December 2008:
- Individually assessed	174	13	—	37	227	451
- Collectively assessed	184	289	1	11	65	550

	358	302	1	48	292	1,001

Financial Statements
Notes to the Financial Statements continued

	Company
	Loans secured	Amounts			Other	Other
	on residential	due from	Corporate	Finance	secured	unsecured
	property	subsidiaries	Loans	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m	£m

As at 1 January 2010	395	98	—	—	55	351	899
Charge/(release) to the income statement	53	(43)	16	—	63	437	526
Transfer from Alliance & Leicester plc	118	261	146	—	—	46	571
Write offs	(42)	—	(22)	—	(41)	(435)	(540)

At 31 December 2010	524	316	140	—	77	399	1,456

As at 1 January 2009	297	113	—	—	42	270	722
Charge/(release) to the income statement	182	(15)	—	—	31	421	619
Write offs	(84)	—	—	—	(18)	(340)	(442)

At 31 December 2009	395	98	—	—	55	351	899

As at 1 January 2008	176	136	—	—	11	331	654
Charge/(release) to the income statement	153	(23)	—	—	32	197	359
Write offs	(32)	—	—	—	(1)	(258)	(291)

At 31 December 2008	297	113	—	—	42	270	722

Recoveries:

	Group
	Loans secured			Other	Other
	on residential	Corporate	Finance	secured	unsecured
	property	Loans	leases	advances	advances	Total
	£m	£m	£m	£m	£m	£m

2010	1	12	1	—	20	34

2009	1	23	1	—	30	55

2008	1	—	—	12	33	46

18. Securitisations and covered bonds
The Group uses special purpose entities (‘SPEs’) to securitise some of the mortgage loans to customers that it originated. The Group also issues covered bonds, which are guaranteed by a pool of the Group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Group issues mortgage-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, or as collateral for raising funds or liquidity. The Group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue are listed below. The related notes in issue are set out in Note 33.
     Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, SPEs or Abbey Covered Bonds LLP, and have been funded primarily through the issue of mortgage-backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The SPEs and Abbey Covered Bonds LLP are consolidated in the Group financial statements as subsidiaries. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the SPEs.
a) Securitisations
The balances of advances subject to securitisation at 31 December 2010 and 2009 were:

	2010	2009
	Gross	Gross
	assets	assets
	securitised	securitised
	£m	£m

Master Trust Structures:
- Holmes	13,359	53,569
- Fosse	14,045	6,447
- Langton	41,915	8,530
Other securitisation structures:
- Bracken	5,948	6,736

	75,267	75,282

Financial Statements
Notes to the Financial Statements continued
(i) Master Trust Structures
The Group makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator. A funding entity acquires a beneficial interest in the pool of assets held by the trust company with funds borrowed from qualifying SPE’s, which at the same time issue asset-backed securities to third-party investors or the Group. The trust company holds the pool of assets on trust for the funding entity and the originator. The originator holds a beneficial interest over the share of the pool of assets not purchased by the funding entity, known as the seller share.
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
     The Company and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. The Company and its subsidiaries have no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by the Company or its subsidiaries at the time of transfer are breached.
Holmes
Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Holmes securitisation structure at 31 December 2010 and 2009 were:

		2010			2009
				Issued to			Issued to
		Gross		Santander	Gross		Santander
		assets	Notes in	UK plc as	assets	Notes in	UK plc as
	Closing date	securitised	issue	collateral	securitised	issue	collateral
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m

Holmes Financing (No. 1) plc	26 July 2000	—	—	—	275	275	—
Holmes Financing (No. 9) plc	8 December 2005	—	—	—	1,053	1,658	—
Holmes Financing (No. 10) plc	8 August 2006	—	—	—	1,526	1,639	—
Holmes Master Issuer plc — 2006/1	28 November 2006	—	—	—	1,767	2,015	—
Holmes Master Issuer plc — 2007/1	28 March 2007	3,148	4,001	—	3,392	4,985	—
Holmes Master Issuer plc — 2007/2	20 June 2007	2,271	2,852	—	4,319	5,263	—
Holmes Master Issuer 2 plc — 2007/3	21 December 2007	—	—	—	7,259	—	8,914
Holmes Master Issuer 2 plc — 2008/1	10 April 2008	—	—	—	8,240	—	9,103
Holmes Master Issuer 2 plc — 2008/2	19 December 2008	—	—	—	12,758	—	13,209
Holmes Master Issuer plc — 2010/1	12 November 2010	2,930	2,339	600	—	—	—
Beneficial interest in mortgages held by Holmes Trustees Ltd		5,010	—	—	12,980	—	—

		13,359	9,192	600	53,569	15,835	31,226

Less: Held by the Group			(496)			(1,131)

Total securitisations (See Note 33)			8,696			14,704

Using a master trust structure, the Company has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for the Company and Holmes Funding Limited and Holmes Funding 2 Limited. Proceeds from notes issued to third party investors or the Group by SPE’s under the Holmes master structure have been loaned to Holmes Funding Limited and Holmes Funding 2 Limited, which in turn used the funds to purchase their referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. In October 2010 the Company restructured the Holmes Programme. The restructure returned Holmes to a third party issuance vehicle and therefore allowed the Company to start using it again as an external funding programme. The restructure involved the Company redeeming all of the outstanding notes from Holmes Master Issuer 2 plc, therefore leaving only Holmes Funding Limited and the Company as beneficiaries of the trust property. On the same date as the redemption of the Holmes Master Issuer 2 plc notes, the Company repurchased £35.5bn of mortgages from Holmes Trustees Limited and funded a £5.7bn Existing Note Redemption Reserve Fund with Holmes Trustees Limited. The Existing Note Redemption Reserve Fund can in certain circumstances be used to fund any shortfall of principal receipts in relation to the scheduled redemption of the Holmes Master Issuer plc Series 2007-1 and Series 2007-2 notes on an interest payment date. On 12 November 2010, Holmes Master Issuer plc issued £2.9bn of mortgage backed securities.
     The minimum value of assets required to be held by Holmes Trustee Limited is a function of the notes in issue under the Holmes master trust structure and the Company’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £0.3bn (2009: £1.8bn), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.
     In addition to the redemption of the Holmes Master Issuer 2 plc notes, in 2010 mortgage-backed securities totalling £36.7bn were redeemed from Holmes Financing (No. 1) plc, Holmes Financing (No. 9) plc, Holmes Financing (No. 10) plc, and Holmes Master Issuer plc.
     Holmes Funding Limited has a beneficial interest of £8.4bn (2009: 12.3bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc, and amounts to £5.0bn (2009: £13.0bn). It is intended that future issues will continue to be made from Holmes Master Issuer plc.

Financial Statements
Notes to the Financial Statements continued
Fosse
Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Fosse securitisation structure at 31 December 2010 and 2009 were:

		2010			2009
				Issued to			Issued to
		Gross		Santander	Gross		Santander
		assets	Notes in	UK plc as	assets	Notes in	UK plc as
	Closing date	securitised	issue	collateral	securitised	issue	collateral(1)
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m

Fosse Master Issuer plc	28 November 2006	1,538	1,622	—	1,859	1,924	—
Fosse Master Issuer plc	1 August 2007	1,677	1,768	—	2,050	2,080	—
Fosse Master Issuer plc	21 August 2008	230	243	—	287	314	—
Fosse Master Issuer plc	12 March 2010	1,695	1,406	389	—	—	—
Fosse Master Issuer plc	3 June 2010	1,576	1,411	251	—	—	—
Fosse Master Issuer plc	27 July 2010	3,799	3,507	500	—	—	—
Fosse Master Issuer plc	9 September 2010	1,212	1,282	—	—	—	—
Beneficial interest in mortgages held by Fosse Master Trust Ltd		2,318	—	—	2,251	—	—

		14,045	11,239	1,140	6,447	4,318	—

Less: Held by the Group			(171)			(215)

Total securitisations (See Note 33)			11,068			4,103

(1)	Issued to Alliance & Leicester plc until 28 May 2010, as described below.
Alliance & Leicester plc established the Fosse Master Trust securitisation structure in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited. Alliance & Leicester plc’s roles in the Fosse transaction were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 48.
     Both Fosse Funding (No. 1) Limited and the Company have a beneficial interest in the mortgages held in trust by Fosse Trustee Limited. The minimum value of assets required to be held by Fosse Trustee Limited is a function of the notes in issue under the Fosse master trust structure and the Company’s required minimum share.
     Fosse Master Issuer plc has cash deposits totalling £85m (2009: £116m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee Limited is therefore reduced by this amount.
     In 2010, £8.7bn of mortgage-backed notes were issued from Fosse Master Issuer plc. Mortgage-backed notes totalling £0.6bn (2009: £0.6bn) equivalent were redeemed during the year.
Langton
Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Langton securitisation structure at 31 December 2010 and 2009 were:

		2010			2009
				Issued to			Issued to
		Gross		Santander	Gross		Santander
		assets	Notes in	UK plc as	assets	Notes in	UK plc as
	Closing date	securitised	issue	collateral	securitised	issue	collateral(1)
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m

Langton Securities (2008-1) plc	25 January 2008	1,166	—	1,191	1,227	—	1,228
Langton Securities (2008-2) plc	5 March 2008	1,388	—	1,419	2,210	—	2,211
Langton Securities (2008-3) plc	17 June 2008	3,327	—	3,400	3,521	—	3,522
Langton Securities (2010-1) plc (1)	1 October 2010	10,063	—	10,286	—	—	—
Langton Securities (2010-1) plc (2)	12 October 2010	13,005	—	13,292	—	—	—
Langton Securities (2010-2) plc	12 October 2010	6,625	—	6,772	—	—	—
Beneficial interest in mortgages held by Langton Master Trust Ltd		6,341	—	—	1,572	—	—

		41,915	—	36,360	8,530	—	6,961

(1)	Issued to Alliance & Leicester plc until 28 May 2010, as described below.
Alliance & Leicester plc established the Langton Master Trust securitisation structure on 25 January 2008. Notes were issued by Langton Securities (2008-1) plc, Langton Securities (2008-2) plc and Langton Securities (2008-3) plc to Alliance & Leicester plc, for the purpose of creating collateral to be used for funding and liquidity. Alliance & Leicester plc’s roles in the Langton transaction were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 48.
     Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited.

Financial Statements
Notes to the Financial Statements continued
Both Langton Funding (No. 1) Limited and the Company have a beneficial interest in the mortgages held in trust by Langton Mortgages Trustee Limited. The minimum value of assets required to be held by Langton Mortgages Trustee Limited is a function of the notes in issue under the Langton master trust structure and the Company’s required minimum share.
     The Langton securitisation companies have cash deposits totalling £512m (2009: £nil), which have been accumulated to finance the redemption of a number of securities issued by the Langton securitisation companies. Langton Funding (No.1) Limited’s beneficial interest in the assets held by Langton Mortgages Trustee Limited is therefore reduced by this amount.
     In 2010, £30.4bn of mortgage backed notes were issued by Langton Securities (2010-1) plc and Langton Securities (2010-2) plc to the Company for the purpose of creating collateral to be used for funding and liquidity. Mortgage-backed notes totalling £0.8bn (2009: £1.0bn) equivalent were redeemed during the year.
(ii) Other securitisation structures — Bracken Securities plc
In October 2007, Alliance & Leicester plc securitised £10,367m of residential mortgage assets to Bracken Securities plc. Notes of £10,367m were issued by Bracken Securities plc to Alliance & Leicester plc, for the purpose of creating collateral to be used for funding and liquidity. Alliance & Leicester’s roles in the Bracken transaction were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 48.
     Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Bracken securitisation structure at 31 December 2010 and 2009 were:

		2010			2009
				Issued to			Issued to
		Gross		Santander	Gross		Santander
		assets	Notes in	UK plc as	assets	Notes in	UK plc as
	Closing date	securitised	issue	collateral	securitised	issue	collateral(1)
Securitisation company	of securitisation	£m	£m	£m	£m	£m	£m

Bracken Securities plc	11 October 2007	5,948	—	6,070	6,736	—	6,909

(1)	Issued to Alliance & Leicester plc until 28 May 2010, as described below.
Bracken Securities plc has cash deposits totalling £126m (2009: £nil), which have been accumulated to finance the redemption of a number of securities issued by Bracken Securities plc. Mortgage-backed notes totalling £0.8bn (2009: £1.3bn) equivalent were redeemed during the year.
b) Covered Bonds
The Group also issues covered bonds. In this structure, Abbey National Treasury Services plc (the ‘issuer’) issues covered bonds, which are a direct, unsecured and unconditional obligation of the issuer. The covered bonds benefit from a guarantee from the Group and Abbey Covered Bonds LLP. The issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from the Group. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the issuer or the Group.
     Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2010 and 2009 were:

	2010		2009
	Gross		Gross
	assets	Notes in	assets	Notes in
	assigned	issue	assigned	issue
	£m	£m	£m	£m

Euro 25bn Global Covered Bond Programme	23,440	15,606	15,150	10,367

Less: Held by the Group		(5,015)		(5,012)

Total Covered Bonds (See Note 33)		10,591		5,355

For further information on the Euro 25bn Global Covered Bond Programme, see Note 33.

Financial Statements
Notes to the Financial Statements continued
19. Special purpose entities
Special Purpose Entities are formed by the Group to accomplish specific and well-defined objectives. The Group consolidates these SPEs when the substance of the relationship indicates control, as described in Note 1.
Consolidated special purpose entities
In addition to the SPE’s disclosed in Note 18 which are used for securitisation and covered bond programmes, the only other SPEs sponsored and consolidated by the Group are described below. All the external assets in these entities are included in the relevant Notes in these Consolidated Financial Statements.
a) Guaranteed Investment Products 1 PCC
Guaranteed Investment Products 1 PCC Limited is a Guernsey-incorporated, closed-ended, protected cell company. The objective of each cell is to achieve capital growth. In order to achieve the investment objective, Guaranteed Investment Products 1 PCC Limited, on behalf of the respective cells, invests in a derivative asset entered into with the Group. The Group also guarantees the shareholders of selected cells a fixed return on their investment and/or the investment amount. Guaranteed Investment Products 1 PCC Limited has no third party assets.
b) Marylebone Road 3 CBO B.V.
Marylebone Road 3 was established with the specific purpose of housing Collateralised Bond Obligation structures under which the Group raises funds, and transfers credit risk to third parties. This entity issues credit linked notes to third parties and issues repos and credit default swaps to other Group companies. Marylebone Road 3 has no third party assets.
c) Santander UK Foundation Limited
Santander UK Foundation Limited supports disadvantaged people throughout the UK through the following three charitable priorities: education, financial capability and community regeneration.
d) Abbey National Pension (Escrow Services) Limited
Abbey National Pension (Escrow Services) Limited is an investment company, holding investments to collateralise certain obligations of Santander UK plc in terms of agreed future funding of pension schemes.
e) Trust Preferred entities
Abbey National Capital Trust I and Abbey National Capital LP I are 100%-owned finance subsidiaries of the Company. These entities issue debt to third parties and lend the funds on to other Group companies. The Trust Preferred entities have no third party assets. Further information about these entities is set out in Note 34.
f) Conduits
The Group previously provided funding via secured loans to conduits acquired as part of Alliance & Leicester. The conduits invested in asset-backed securities (including Alt-A US residential mortgage-backed securities), collateralised loan obligations (‘CLOs’) and collateralised debt obligations (‘CDOs’). The conduits were consolidated by the Group at 31 December 2009. During 2010, the conduit structures were collapsed and the underlying securities previously held by the conduits, and that had been recognised by the Group on consolidation, were recognised directly on the balance sheet of the Company.
The total consolidated assets held by SPEs by balance sheet classification are set out in the table below:

	Group
	Guaranteed		Santander	Abbey	Trust
	Investment	Marylebone	UK	National	Preferred
	Products	Road 3	Foundation	Pension	entities	Conduits	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m

Loans and advances to banks	—	—	—	2	—	—	2
Available for sale securities	—	—	11	125	—	—	136
Other assets	—	—	—	1	—	—	1

Total assets	—	—	11	128	—	—	139

	Group
	Guaranteed		Santander	Abbey	Trust
	Investment	Marylebone	UK	National	Preferred
	Products	Road 3	Foundation	Pension	entities	Conduits	Total
31 December 2009	£m	£m	£m	£m	£m	£m	£m

Financial assets designated at fair value	—	—	—	—	—	50	50
Loans and advances to banks	—	—	1	5	—	36	42
Loan and receivables securities	—	—	—	—	—	414	414
Available for sale securities	—	—	10	745	—	—	755

Total assets	—	—	11	750	—	500	1,261

Financial Statements
Notes to the Financial Statements continued
Off balance sheet special purpose entities
The only SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. As at 31 December 2010, the total value of products issued by these SPEs was £111m (2009: £138m). The Group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products.
     The maximum exposure to the SPEs sponsored but not consolidated by the Group is set out in the table below:

	Group
	2010	2009
	£m	£m

Trading assets	39	94

20. Transfers of financial assets not qualifying for de-recognition
The Group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to SPEs. These transfers may give rise to the full or partial derecognition of the financial assets concerned.
>	Full derecognition occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

>	Partial derecognition occurs when the Group sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of the Group’s continuing involvement.
Financial assets that do not qualify for derecognition consist of (i) debt securities held by counterparties as collateral under repurchase agreements, (ii) equity securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the Group retains a continuing involvement in such transferred assets. The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2010	2010	2009	2009
	£m	£m	£m	£m
	Carrying	Carrying	Carrying	Carrying
	amount of	amount of	amount of	amount of
	transferred	associated	transferred	associated
Nature of transaction	assets	liabilities	assets	liabilities

Sale and Repurchase agreements (See Note 43)	71,510	67,431	65,683	61,068
Securitisations (See Note 18)	75,267	19,764	75,282	18,807

	146,777	87,195	140,965	79,875

21. Available-for-sale securities

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Debt securities	125	747	—	—
Equity securities	50	50	38	30

	175	797	38	30

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Debt securities:
- Listed in the UK	125	747	—	—
- Listed elsewhere	—	—	—	—
- Unlisted	—	—	—	—

	125	747	—	—

Equity securities:
- Listed in the UK	12	11	—	—
- Listed elsewhere	8	9	8	—
- Unlisted	30	30	30	30

	50	50	38	30

Financial Statements
Notes to the Financial Statements continued
Debt securities by contractual maturity and the related yield:

		In not more	In more than 3	In more than 1	In more than five
	On	than 3	months but not	year but not more	years but not more	In more than
	demand	months	more than 1 year	than 5 years	than ten years	ten years	Total
2010	£m	£m	£m	£m	£m	£m	£m

Issued by public bodies:
- UK Government	—	—	125	—	—	—	125

Weighted average yield for year %	—	—	0.57	—	—	—	0.57

		In not more	In more than 3	In more than 1	In more than five
	On	than 3	months but not	year but not more	years but not more	In more than
	demand	months	more than 1 year	than 5 years	than ten years	ten years	Total
2009	£m	£m	£m	£m	£m	£m	£m

Issued by public bodies:
- UK Government	—	—	405	—	—	—	405
Issued by other issuers:
- Government Guaranteed	—	91	—	251	—	—	342

Weighted average yield for year %	—	1.45	0.49	2.88	—	—	1.41

The movement in available-for-sale securities can be summarised as follows:

	Group	Company
	£m	£m

At 1 January 2010	797	30
Additions	1,225	—
Transfer from Alliance & Leicester plc	—	8
Redemptions and maturities	(1,846)	—
Movement in fair value	(1)	—

At 31 December 2010	175	38

	Group	Company
	£m	£m

At 1 January 2009	2,663	25
Additions	1,133	8
Redemptions and maturities	(3,001)	(3)
Amortisation of discount	8	—
Movement in fair value	(6)	—

At 31 December 2009	797	30

	Group	Company
	£m	£m

At 1 January 2008	40	28
Additions	1,222	9
Acquired through business combinations	1,658	—
Redemptions and maturities	(286)	(8)
Amortisation of discount	21	—
Movement in fair value	8	(4)

At 31 December 2008	2,663	25

22. Loan and receivable securities

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Floating rate notes	1,652	6,749	1,652	—
Asset-backed securities	1,778	2,251	3,546	—
Collateralised debt obligations	37	80	37	—
Collateralised loan obligations	112	639	112	—
Other	37	185	37	2

Loan and receivable securities	3,616	9,904	5,384	2
Less: Impairment allowances	(6)	(6)	(6)	—

Loan and receivable securities, net of impairment allowances	3,610	9,898	5,378	2

Financial Statements
Notes to the Financial Statements continued
Movement in impairment allowances:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

As at 1 January	6	—	—	—
Charge to the income statement	—	69	—	—
Transfer from Alliance & Leicester plc	—	—	6	—
Write offs	—	(63)	—	—

As at 31 December	6	6	6	—

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Group in 2008 and as part of an alignment of portfolios across the Banco Santander, S.A. group in 2010. Detailed analysis of these securities is contained in the Risk Management Report.
23. Investment in subsidiary undertakings
Investments in subsidiaries are held at cost subject to impairment. The movement in investments in subsidiary undertakings was as follows:

	Company
	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2010	7,343	(305)	7,038
Additions	1,826	(7)	1,819
Reduction in investment in A&L plc as a result of FSMA transfer (See Note 48)	(1,159)	(57)	(1,216)
Disposals /repayment of investment	(776)	4	(772)

At 31 December 2010	7,234	(365)	6,869

	Company
	Cost	Impairment	Net book value
	£m	£m	£m

At 1 January 2009	5,252	(105)	5,147
Additions	2,136	(211)	1,925
Disposals within the Group/repayment of investment	(45)	11	(34)

At 31 December 2009	7,343	(305)	7,038

In October and November 2010, in order to bring certain interests of Banco Santander, S.A. in the UK under the corporate structure of the Group in furtherance of the Group’s objective to become a full-service commercial bank, Banco Santander, S.A. transferred all of its shares in Santander Cards Limited, Santander Cards (UK) Limited, Santander Consumer (UK) plc (of which the Group already held 49.9%) and Santander PB UK (Holdings) Limited (and its subsidiaries) (of which the Group already held 51% of its subsidiary Santander Private Banking UK Limited) to the Company in exchange for £1,451m, as described in Note 49. The cost of the Company’s original investment in 49.9% of Santander Consumer (UK) plc of £75m was also reclassified.
     On 28 April 2010, the Company injected £300m of equity capital into Alliance & Leicester plc. On 28 May 2010, Alliance & Leicester plc transferred its business and certain associated liabilities to the Company pursuant to a court-approved business transfer scheme under Part VII of the Financial Services and Markets Act (‘FSMA’) 2000, as described in Note 48.
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
     The ordinary shares of the Company issued as consideration for Banco Santander, S.A.’s holding of Alliance & Leicester plc shares were recognised at their nominal value, which was the same as the fair value of the shares issued by Banco Santander, S.A. in exchange for the shares of Alliance & Leicester plc plus acquisition costs, and the net assets of Alliance & Leicester plc were accounted for by the Company at the fair values recognised by Banco Santander, S.A. at the time of its acquisition of Alliance & Leicester plc on 10 October 2008. The acquisition price was £1,281m.

Financial Statements
Notes to the Financial Statements continued
The principal subsidiaries of the Company at 31 December 2010 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3)(b) of the UK Companies Act 2006.

Principal subsidiary	Nature of business	% Interest held	Country of incorporation or registration

Abbey National International Limited	Personal finance	100	Jersey
Abbey National North America LLC*	Funding	100	United States
Abbey National Treasury Services plc	Treasury operations	100	England & Wales
Alliance & Leicester International Limited*	Offshore deposit taking	100	Isle of Man
Bradford & Bingley International Limited	Bank, deposit taker	100	Isle of Man
Cater Allen Limited*	Bank, deposit taker	100	England & Wales

*	Held indirectly through subsidiary companies.
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
24. Investment in associated undertakings
The movement in interests in associated undertakings was as follows:

	Group	Company
	£m	£m

At 1 January 2010	75	76
Share of results	25	—
Transfer to investment in subsidiary	(98)	(75)

At 31 December 2010	2	1

	Group	Company
	£m	£m

At 1 January 2009	35	741
Additional investment	35	35
Share of results	5	—
Transfer to investment in subsidiary	—	(700)

At 31 December 2009	75	76

The principal associated undertakings at 31 December 2010 and 2009 were:
2010

		Country of	Assets	Liabilities	Income	Profit	% interest
Name	Nature of business	registration	£m	£m	£m	£m	held

PSA Finance plc	Personal finance	England and Wales	3	—	—	—	50.0

2009

		Country of	Assets	Liabilities	Income	Profit	% interest
Name	Nature of business	registration	£m	£m	£m	£m	held

PSA Finance plc	Personal finance	England and Wales	3	—	—	—	50.0
Santander Consumer (UK) plc	Consumer finance	England and Wales	2,361	(2,215)	134	11	49.9

In November 2010, the Company acquired the 50.1% of Santander Consumer (UK) plc that it did not already own, as described in Note 49.
     All associated undertakings have a year-end of 31 December and are unlisted.

Financial Statements
Notes to the Financial Statements continued
25. Intangible assets
a) Goodwill

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Cost
At 1 January	1,285	1,281	419	419
Transfer from Alliance & Leicester plc	—	—	774	—
Acquisitions	631	4	1	—

At 31 December	1,916	1,285	1,194	419

Accumulated impairment
At 1 January and 31 December	22	22	—	—

Net book value	1,894	1,263	1,194	419

In October 2010, the Group acquired Santander Cards Limited and Santander Cards (UK) Limited (and its subsidiaries), which conduct the Banco Santander, S.A. group’s provision of store cards to retailers, credit cards and related financial products and other unsecured consumer finance products in the UK, and Santander Cards Ireland Limited, which conducts the Santander Group’s provision of credit card finance by way of credit cards and store cards in the Republic of Ireland. The acquisition price was £1,091m as described in Note 49. In connection with the acquisition, goodwill of £456m was recognised, which is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions. The initial accounting for this transaction is incomplete given its recent closing date.
     In November 2010, the Group acquired Santander Consumer (UK) plc (of which the Group already held 49.9%), which carries on the Banco Santander, S.A. group’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding which offers preferential dealers funding in the UK. The acquisition price was £185m as described in Note 49. In connection with the acquisition, goodwill of £88m was recognised, which is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions. The initial accounting for this transaction is incomplete given its recent closing date. Additional goodwill of £87m was recognised on the revaluation of the Group’s existing holding of 49.9%.
     In January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc (wholly owned by Banco Santander, S.A. and the Company) shares to the Company in exchange for 12,631,375,230 newly issued ordinary shares in the Company (the ‘Transfer’). The result of this was to increase the Company’s holding of 35.6% of Alliance & Leicester plc’s equity voting interests to 100%. Accordingly, the Company is now the immediate parent company of Alliance & Leicester plc. The transfer of Alliance & Leicester plc was accounted for by the Company with effect from 10 October 2008, the date on which Banco Santander, S.A. acquired control of Alliance & Leicester plc.
     The ordinary shares of the Company issued as consideration for Banco Santander, S.A.’s holding of Alliance & Leicester plc shares were recognised at their nominal value, which was the same as the fair value of the shares issued by Banco Santander, S.A. in exchange for the shares of Alliance & Leicester plc plus acquisition costs, and the net assets of Alliance & Leicester plc were accounted for by the Company at the fair values recognised by Banco Santander, S.A. at the time of its acquisition of Alliance & Leicester plc on 10 October 2008. The acquisition price was £1,281m. In connection with the acquisition, goodwill of £774m was recognised, which is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions.
Impairment of goodwill
During the year there was no impairment of goodwill (2009: £nil, 2008: £nil). Impairment testing in respect of goodwill allocated to each cash-generating unit is performed annually, or more frequently if there are impairment indicators present. For the purpose of impairment testing, the cash-generating units are based on customer groups within the relevant business divisions. The cash-generating unit represents the lowest level at which goodwill is monitored for internal management purposes.
     Impairment testing comprises a comparison of the carrying amount of the cash-generating unit with its estimated recoverable amount: the higher of the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal. The recoverable amounts of goodwill have been based on value in use calculations.
     The cash flow projections for each cash-generating unit are based on plans approved by the Group’s Board. The assumptions included in the expected future cash flows for each cash-generating unit take into consideration the UK economic environment and financial outlook within which the cash-generating unit operates. Key assumptions include projected GDP growth rates, the level of interest rates and the level and change in unemployment rates in the UK.
     The discount rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital (‘WACC’) allocated by the Group to investments in the business division within which the cash-generating unit operates. The growth rate used reflects management’s three-year forecasts, with a prudent terminal growth rate of nil applied thereafter.

Financial Statements
Notes to the Financial Statements continued
Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of goodwill arising on the Group’s business combinations.
     The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Group. The cash-generating units do not carry on their balance sheets any other intangible assets with indefinite useful lives.
2010

		Goodwill		Key	Discount	Growth
Business Division	Cash-Generating Unit	£m	Basis of valuation	assumptions	rate	Rate(1)

Retail Banking	Personal financial services	1,169	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Santander Cards	456	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Santander Consumer	175	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Cater Allen Private Bank	90	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Other	4	Value in use: cash flow	3 year plan	11.6%	10%

		1,894

2009

		Goodwill		Key	Discount	Growth
Business Division	Cash-Generating Unit	£m	Basis of valuation	assumptions	rate	Rate(1)

Retail Banking	Alliance & Leicester	774	Value in use: cash flow	3 year plan	10.1%	10%
Retail Banking	Bradford & Bingley savings business	395	Value in use: cash flow	3 year plan	10.1%	5%
Retail Banking	Cater Allen Private Bank	90	Value in use: cash flow	3 year plan	10.1%	10%
Retail Banking	Other	4	Value in use: cash flow	3 year plan	10.1%	10%

		1,263

(1)	For three years, with a terminal growth rate of nil applied thereafter.
In 2010, following the final integration of the Bradford & Bingley savings business with the Group, its income and expenses are no longer separately identified, reviewed or managed and are instead included in the Group’s Retail Banking — Personal financial services cash-generating unit. In addition, in 2010 as a result of the transfer of the assets and liabilities of Alliance & Leicester plc into the Group under Part VII of the Financial Services and Markets Act 2000 as described in Note 48, the income and expenses of the former Alliance & Leicester Retail Banking business are no longer separately identified, reviewed or managed and are instead included in the Group’s Retail Banking — Personal financial services cash-generating unit.
     In 2010, the discount rate increased by 1.5 percentage points to 11.6% (2009: 10.1%). The increase reflected changes in current market and economic conditions. In 2010, the growth rate was unchanged, except for the former Bradford & Bingley savings business, which was aligned with the rest of Retail Banking, reflecting the completion of its integration into the business.
b) Other intangibles

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Cost
At 1 January	212	95	151	72
Additions	114	120	82	82
Acquired through business combinations	45	—	—	—
Transferred from Alliance & Leicester plc	—	—	87	—
Disposals	(3)	(3)	—	(3)

At 31 December	368	212	320	151

Accumulated amortisation / impairment
At 1 January	29	7	18	7
Transferred from Alliance & Leicester plc	—	—	41	—
Charge for the year	55	22	48	11

At 31 December	84	29	107	18

Net book value	284	183	213	133

Other intangible assets of the Group and the Company consist of computer software, and marketing rights acquired by the Group during the year as described below. The marketing rights had a cost of £16m. Amortisation of £1m was charged in the year, giving a net book value of £15m at the year-end.
     In connection with the acquisition of the Santander Cards and Santander Consumer businesses in October and November 2010, respectively, as described in Note 49, intangible assets in respect of marketing rights and computer software were identified. The value of the marketing rights was £16m and of the computer software was £29m, which have been separately recognised. No other intangible assets were identified, including any relating to brands, customer lists, key employees, patents or intellectual property rights.
     In connection with Banco Santander, S.A.’s acquisition of Alliance & Leicester plc, and its subsequent transfer to the Company which was accounted for with effect from October 2008, intangible assets in respect of brands, customer relationships (known as core deposit intangibles) and customer lists were identified. The values of these intangible assets were determined to be immaterial; accordingly, no separate intangible assets for these items were recognised. No other intangible assets were identified, including any relating to key employees, patents or intellectual property rights.

Financial Statements
Notes to the Financial Statements continued
26. Property, plant and equipment

	Group
		Office fixtures	Computer	Operating lease
	Property	and equipment	software	assets	Total
	£m	£m	£m	£m	£m

Cost:
At 1 January 2010	471	639	387	328	1,825
Acquired through business combinations	—	6	1	—	7
Disposed of through disposal of business	(3)	(1)	—	—	(4)
Additions	556	159	12	32	759
Disposals	(12)	(105)	—	(108)	(225)

At 31 December 2010	1,012	698	400	252	2,362

Accumulated depreciation:
At 1 January 2010	51	342	166	16	575
Disposed of through disposal of business	(2)	(1)	—	—	(3)
Charge for the year	24	78	53	65	220
Disposals	(2)	(69)	—	(64)	(135)

At 31 December 2010	71	350	219	17	657

Net book value	941	348	181	235	1,705

	Group
		Office fixtures	Computer	Operating lease
	Property	and equipment	software	assets	Total
	£m	£m	£m	£m	£m

Cost:
At 1 January 2009	346	570	385	348	1,649
Additions	126	120	16	81	343
Disposals	(1)	(51)	(14)	(101)	(167)

At 31 December 2009	471	639	387	328	1,825

Accumulated depreciation:
At 1 January 2009	30	312	105	—	447
Charge for the year	21	81	61	75	238
Disposals	—	(51)	—	(59)	(110)

At 31 December 2009	51	342	166	16	575

Net book value	420	297	221	312	1,250

	Company
		Office fixtures	Computer
	Property	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2010	123	597	315	1,035
Transfer from Alliance & Leicester plc	256	201	—	457
Additions	549	145	7	701
Disposals	(12)	(105)	—	(117)

At 31 December 2010	916	838	322	2,076

Accumulated depreciation:
At 1 January 2010	30	349	95	474
Transfer from Alliance & Leicester plc	170	160	—	330
Charge for the year	17	68	52	137
Disposals	(2)	(67)	—	(69)

At 31 December 2010	215	510	147	872

Net book value	701	328	175	1,204

	Company
		Office fixtures	Computer
	Property	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2009	112	498	315	925
Additions	11	101	15	127
Disposals	—	(2)	(15)	(17)

At 31 December 2009	123	597	315	1,035

Accumulated depreciation:
At 1 January 2009	22	299	35	356
Charge for the year	8	52	60	120
Disposals	—	(2)	—	(2)

At 31 December 2009	30	349	95	474

Net book value	93	248	220	561

Financial Statements
Notes to the Financial Statements continued
In October 2000, the Company entered into a sale and leaseback of substantially all of its freehold and leasehold properties. The resulting leases of the properties to the Company were accounted for as operating leases. On 1 October 2010, the Company completed a buy back of certain of these properties for a total consideration of £526m.
     At 31 December 2010, capital expenditure contracted, but not provided for was £nil (2009: £1m) in respect of property, plant and equipment. Of the carrying value at the balance sheet date, £154m (2009: £99m) related to assets under construction.
Operating lease assets
The operating lease assets of the Group consist of motor vehicles and other assets to its corporate customers. The Company has no operating lease assets.
     Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2010	2009
	£m	£m

In no more than 1 year	49	72
In more than 1 year but no more than 5 years	77	99
In more than 5 years	9	26

	135	197

The contingent rent income recognised during the year was £1m (2009: £nil) for the Group and this was presented in the ‘Net trading and other income’ line within the income statement.
27. Deferred tax
Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

At 1 January	610	869	428	452
Income statement charge	(390)	(438)	(272)	(149)
(Charged)/credited to other comprehensive income:
- retirement benefit obligations	(9)	170	(20)	116
- available-for-sale financial assets	—	2	—	—

	(9)	172	(20)	116

Acquired through business combinations	50	7	—	9
Transfer of Alliance & Leicester plc	—	—	243	—
Disposal of subsidiary undertaking	96	—	—	—

At 31 December	357	610	379	428

Deferred tax assets and liabilities are attributable to the following items:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Deferred tax liabilities
Accelerated tax depreciation	(122)	(236)	—	—
Other temporary differences	(87)	(100)	—	—

	(209)	(336)	—	—

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Deferred tax assets
Pensions and other post retirement benefits	50	306	49	264
Accelerated book depreciation	137	178	48	55
IAS 32 & IAS 39 transitional adjustments	91	78	48	72
Impairment loss allowances and other provisions	12	13	—	—
Other temporary differences	30	74	(12)	37
Tax losses carried forward	246	297	246	—

	566	946	379	428

Financial Statements
Notes to the Financial Statements continued
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
     The deferred tax charge in the income statement comprises the following temporary differences:

	Group
	2010	2009	2008
	£m	£m	£m

Accelerated tax depreciation	(32)	(133)	24
Pensions and other post-retirement benefits	(223)	(104)	(63)
Impairment loss allowances and other provisions	(1)	—	—
IAS 32 & IAS 39 transition adjustments	(21)	(11)	(20)
Tax losses carried forward	(38)	(63)	(100)
Other temporary differences	(75)	(127)	37

	(390)	(438)	(122)

28. Other assets

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Trade and other receivables	982	881	870	515
Prepayments	74	75	54	48
Accrued income	24	30	6	—
General insurance assets	75	88	75	88

	1,155	1,074	1,005	651

29. Deposits by banks

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Items in the course of transmission	1,274	652	1,248	570
Deposits by banks — securities sold under repurchase agreements	2,548	—	—	—
Amounts due to subsidiaries	—	—	143,952	115,564
Amounts due to fellow subsidiaries	646	1,846	—	20
Amounts due to ultimate parent (1)	949	644	101	29
Other deposits	2,367	2,669	939	231

	7,784	5,811	146,240	116,414

(1)	Includes securities sold under repurchase agreements.

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Repayable:
On demand	3,478	3,716	25,556	3,333
In not more than 3 months	871	1,916	40,115	23,732
In more than 3 months but not more than 1 year	41	24	29,177	10,203
In more than 1 year but not more than 5 years	3,188	155	41,168	71,927
In more than 5 years	206	—	10,224	7,219

	7,784	5,811	146,240	116,414

Financial Statements
Notes to the Financial Statements continued
30. Deposits by customers

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Current and demand accounts:
- interest-bearing	29,616	31,247	23,501	14,853
- non interest-bearing	2,085	1,595	2,017	571
Savings accounts	74,608	75,921	71,397	53,937
Time deposits	45,748	34,657	33,023	25,216
Amounts due to subsidiaries	—	—	40,412	79
Amounts due to fellow subsidiaries	586	473	229	64,531

	152,643	143,893	170,579	159,187

Repayable:
On demand	104,664	105,157	97,850	77,240
In no more than 3 months	8,938	7,046	7,220	15,611
In more than 3 months but no more than 1 year	24,027	18,059	20,689	12,028
In more than 1 year but not more than 5 years	14,527	13,017	7,021	13,029
In more than 5 years	487	614	37,799	41,279

	152,643	143,893	170,579	159,187

Savings accounts and time deposits are interest-bearing.
31. Trading liabilities

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Deposits by banks - securities sold under repurchase agreements	21,411	35,794	—	—
- other	4,327	5,030	—	—
Deposits by customers - securities sold under repurchase agreements	11,112	69	—	—
- other	4,859	4,046	—	—
Short positions in securities and unsettled trades	1,118	1,071	—	—
Debt securities in issue	—	142	—	—

	42,827	46,152	—	—

The total fair value of equity index-linked deposits included above at the balance sheet date was £1,657m (2009: £2,144m).
32. Financial liabilities designated at fair value

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Deposits by banks	—	45	—	—
Deposits by customers	5	12	5	—
Debt securities in issue - US$4bn Euro Commercial Paper Programme	898	662	—	—
- US$40bn Euro Medium Term Note Programme	24	—	24	—
- US$20bn Euro Medium Term Note Programme	1,741	2,945	—	—
- Euro 2bn Structured Notes	930	675	—	—
- Other bonds	80	84	1	—
Warrants	9	—	—	—

	3,687	4,423	30	—

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis, or where a contract contains one or more embedded derivatives that would otherwise require separate recognition. The ‘fair value option’ has been used where deposits by banks, deposits by customers, debt securities in issue and warrants would otherwise be measured at amortised cost, and any embedded derivatives or associated derivatives used to economically hedge the risk are held at fair value.
     The net gain during the year attributable to changes in the Group’s own credit risk on the above debt securities in issue was £2m (2009: net loss of £62m). The cumulative net gain attributable to changes in the Group’s own credit risk on the above debt securities in issue at 31 December 2010 was £29m (2009: net gain of £27m). This was calculated by applying current spreads at the next call date or maturity date to the nominal value of the debt security to determine the extra cost of the debt for the remaining period of the debt security were it to have been issued at current spreads.

Financial Statements
Notes to the Financial Statements continued
The amount that would be required to be contractually paid at maturity of the deposits by banks, deposits by customers, and debt securities in issue above is £145m (2009: £129m) higher than the carrying value.
US$4bn Euro Commercial Paper Programme (subsequently increased to US$10bn)
Abbey National Treasury Services plc may from time to time issue commercial paper under the US$4bn Euro Commercial Paper Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealer. The Notes rank at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by the Company.
     The Notes are issued in bearer form, subject to a minimum maturity of 1 day and a maximum maturity of 364 days. The Notes may be issued on a discounted basis or may bear fixed or floating rate interest or a coupon calculated by reference to an index or formula. The maximum aggregate nominal amount of all Notes outstanding from time to time under the Programme will not exceed US$4bn (or its equivalent in other currencies). This was increased to US$10bn in January 2011. The Notes are not listed on any stock exchange.
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
     The notes were direct, unsecured and unconditional obligations of Alliance & Leicester plc. The notes transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 48. As a result, the notes are now direct, unsecured and unconditional obligations of the Company.
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

Financial Statements
Notes to the Financial Statements continued
Warrant programme
Abbey National Treasury Services plc may from time to time issue warrants denominated in any currency as agreed between the issuer and the relevant dealer under the warrant programme. Warrants are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, rank at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the warrants have been unconditionally and irrevocably guaranteed by the Company.
     The warrant programme provides for the issuance of Commodity Linked Warrants, Currency Linked Warrants, Equity Linked Warrants, Equity Index Linked Warrants, Fund Linked Warrants, Inflation Index Linked Warrants, Property Index Linked Warrants, Debt Linked Warrants and any other warrants as agreed between the issuer and the relevant dealer. Warrants are issued in global form and can be listed on the London Stock Exchange or any other or further stock exchange(s) as agreed between the issuer and the relevant dealer.
33. Debt securities in issue

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Bonds and medium term notes:
- Euro 25bn Global Covered Bond Programme	10,591	5,355	—	—
- US$20bn euro Medium Term Note Programme (See Note 32)	4,893	2,166	—	—
- US$40bn euro Medium Term Note Programme	3,177	5,876	3,177	—
- US$20bn Commercial Paper Programme	4,433	6,366	—	—
- Certificates of deposit in issue	8,925	9,188	—	—

	32,019	28,951	3,177	—
Securitisation programmes:
- Holmes	8,696	14,704	—	—
- Fosse	11,068	4,103	—	—

	51,783	47,758	3,177	—

Euro 25bn Global Covered Bond Programme
Abbey National Treasury Services plc issues Covered Bonds under the euro 25bn Global Covered Bond Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Programme. The Programme provides that Covered Bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. Abbey National Treasury Services plc may also issue unlisted Covered Bonds and/or Covered Bonds not admitted to trading on any regulated or unregulated market.
     The payments of all amounts due in respect of the Covered Bonds have been unconditionally guaranteed by the Company. Abbey Covered Bonds LLP (the ‘LLP’), together with the Company, has guaranteed payments of interest and principal under the Covered Bonds pursuant to a guarantee which is secured over the LLP’s portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.
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
US$20bn Commercial Paper Programme
Abbey National North America LLC may from time to time issue unsecured notes denominated in United States dollars as agreed between Abbey National North America LLC and the relevant dealers under the US$20bn commercial paper programme. The Notes will rank at least pari passu with all other unsecured and unsubordinated indebtedness of Abbey National North America LLC and the Company. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by the Company.
     The Notes are not redeemable prior to maturity or subject to voluntary prepayment. The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed US$20bn (or its equivalent in other currencies).

Financial Statements
Notes to the Financial Statements continued
Securitisation Programmes
The Group has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage backed funding programmes, as described in Note 18. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England’s Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England, Swiss National Bank and US Federal Reserve facilities).
An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group		Company
			2010	2009	2010	2009
Issue currency	Interest rate	Maturity	£m	£m	£m	£m

euro	0.00% - 3.99%	Up to 2010	—	2,452	—	—
		2010 - 2011	1,858	—	574	—
		2012 - 2019	8,797	5,415	1,415	—
		2020 - 2029	1,083	1,600	—	—
		2030 - 2059	5,876	3,976	—	—
	4.00% - 4.99%	2020 - 2029	1,316	1,362	—	—
	5.00% - 7.99%	Up to 2010	—	276	—	—

US dollar	0.00% - 3.99%	Up to 2011	11,783	14,676	635	—
		2012 - 2019	2,166	618	—	—
		2020 - 2029	1,251	3,841	—	—
		2030 - 2039	577	556	—	—
		2040 - 2059	3,186	3,194	—	—
	4.00% - 5.99%	Up to 2010	—	20	—	—
		2011 - 2019	35	49	35	—

Pounds sterling	0.00% - 3.99%	Up to 2010	—	963	—	—
		2010 - 2011	1,646	—	112	—
		2012 - 2019	2,345	1,643	70	—
		2020 - 2029	437	838	—	—
		2030 - 2059	6,757	3,739	—	—
	4.00% - 5.99%	Up to 2010	—	155	—	—
		2010 - 2011	211	—	209	—
		2012 - 2059	1,884	815	—	—
	6.00% - 6.99%	Up to 2010	—	471	—	—
		2012 - 2019	87	351	87	—

Other currencies	0.00% - 5.99%	Up to 2010	—	337	—	—
		2010 - 2011	9	—	—	—
		2012 - 2019	289	47	40	—
		2020 - 2029	177	352	—	—
	6.00% - 6.87%	Up to 2011	8	—	—	—
		2012 - 2019	5	12	—	—

			51,783	47,758	3,177	—

Financial Statements
Notes to the Financial Statements continued
34. Subordinated liabilities

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

£325m Sterling Preference Shares	344	344	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	201	195	201	195
US$1,000m Non-Cumulative Trust Preferred Securities	870	813	—	—
Undated subordinated liabilities	2,151	2,144	2,151	2,144
Dated subordinated liabilities	2,806	3,453	3,742	3,436

	6,372	6,949	6,438	6,119

The securities in this Note will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the preference shares and preferred securities ranks equally with that of the £300m fixed/floating rate non-cumulative callable preference shares, £300m Step-up Callable Perpetual Preferred Securities and £300m Step-up Callable Perpetual Reserve Capital Instruments classified as share capital, as described in Note 39.
     The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2009: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the UK Financial Services Authority.
£325m Sterling Preference Shares
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
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities
The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by the Company and have no fixed redemption date. The Company has the right to redeem the Tier One Preferred Income Capital Securities whole but not in part on 9 February 2018 or on any coupon payment date thereafter, subject to the prior approval of the UK Financial Services Authority. The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears. Interest payments may be deferred in limited circumstances, such as when the payment would cause the Company to become insolvent or breach applicable Capital Regulations.
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
     The trust preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Group companies. There is no fixed redemption date for the partnership preferred securities. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.
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
Undated subordinated liabilities

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

10.0625% Exchangeable subordinated capital securities	205	204	205	204
5.56% Subordinated guaranteed notes (Yen 15,000m)	142	123	142	123
5.50% Subordinated guaranteed notes (Yen 5,000m)	47	41	47	41
Fixed/Floating Rate Subordinated notes (Yen 5,000m)	46	39	46	39
10 Year step-up perpetual callable subordinated notes	318	344	318	344
7.50% 15 Year step-up perpetual callable subordinated notes	507	497	507	497
7.375% 20 Year step-up perpetual callable subordinated notes	215	209	215	209
7.125% 30 Year step-up perpetual callable subordinated notes	327	311	327	311
Fixed to floating rate perpetual callable subordinated notes	344	376	344	376

	2,151	2,144	2,151	2,144

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
     The Fixed/Floating Rate Subordinated notes are redeemable at par, at the option of the Company, on 27 December 2016 and each interest payment date (quarterly) thereafter.
     The 10 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of the Company, on 28 September 2010 and each fifth anniversary thereafter. The Company did not exercise its option to call the notes on 28 September 2010. The coupon payable on the notes is 4.8138% from 28 September 2010 to 28 September 2015.
     The 7.50% 15 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of the Company, on 28 September 2015 and each fifth anniversary thereafter.
     The 7.375% 20 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of the Company, on 28 September 2020 and each fifth anniversary thereafter.
     The 7.125% 30 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of the Company, on 30 September 2030 and each fifth anniversary thereafter.
     The Fixed to Floating rate perpetual callable subordinated notes are redeemable at par, at the option of the Company, on 28 September 2010 and each interest payment date thereafter. The Company did not exercise its options to call the notes during the year.
     In common with other debt securities issued by Group companies, the undated subordinated liabilities are redeemable in whole at the option of the Company, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Financial Statements
Notes to the Financial Statements continued
Dated subordinated liabilities

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

4.625% Subordinated notes 2011 (euro 500m)	449	478	449	478
10.125% Subordinated guaranteed bond 2023	225	220	—	—
11.50% Subordinated guaranteed bond 2017	225	226	—	—
11.59% Subordinated loan stock 2017	—	—	226	226
10.18% Subordinated loan stock 2023	—	—	225	220
7.95% Subordinated notes 2029 (US$1,000m)	891	805	891	805
6.50% Subordinated notes 2030	182	174	182	174
Subordinated notes 2030 (US$1,000m)	—	—	870	813
5.25% Subordinated notes 2015	—	210	—	210
Subordinated floating rate EURIBOR notes 2015	—	445	—	445
Subordinated floating rate EURIBOR notes 2016	—	—	65	65
5.875% Subordinated notes 2031	92	80	92	—
5.25% Subordinated notes 2023	130	119	130	—
Subordinated floating rate EURIBOR notes 2017	129	134	129	—
Subordinated floating rate US$ LIBOR notes 2015	—	92	—	—
Subordinated floating rate EURIBOR notes 2017	86	88	86	—
9.625% Subordinated notes 2023	397	382	397	—

	2,806	3,453	3,742	3,436

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.
     The dated subordinated liabilities are redeemable in whole at the option of the Company, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
     Subordinated liabilities are repayable:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

In no more than 3 months	449	—	449	—
In more than 1 year but no more than 5 years	—	478	—	478
In more than 5 years	2,357	2,975	3,293	2,958
Undated	3,566	3,496	2,696	2,683

	6,372	6,949	6,438	6,119

35. Other liabilities

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Trade and other payables	1,962	2,263	1,796	1,611
Deferred income	64	60	—	—

	2,026	2,323	1,796	1,611

Finance lease obligations
Trade and other payables for the Group and Company include £6m (2009: £9m) and £39m (2009: £nil), respectively, of finance lease obligations mainly relating to a lease and leaseback of Group property.
     The maturity of net obligations under finance leases is as follows:

	Group		Company
	2010	2009	2010	2009
Leases which expire	£m	£m	£m	£m

Within 1 year	2	2	5	—
Between 1-5 years	4	7	22	—
In more than 5 years	—	—	12	—

	6	9	39	—

Future minimum lease payments under finance leases are:

	Group		Company
	2010	2009	2010	2009
Leases which expire	£m	£m	£m	£m

Within 1 year	3	3	7	—
Between 1-5 years	4	7	28	—
In more than 5 years	—	—	13	—

	7	10	48	—

Financial Statements
Notes to the Financial Statements continued
During the year, £2m (2009: £3m) was incurred as a finance lease interest charge. The contingent rent expense recognised during the year was £nil (2009: £nil).
     At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments expected to be received on non-cancellable sub-leases:

	Group		Company
	2010	2009	2010	2009
Leases which expire	£m	£m	£m	£m

Within 1 year	3	1	—	—
Between 1-5 years	4	8	—	—

	7	9	—	—

36. Provisions

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

At 1 January	91	207	74	99
Additional provisions	131	59	130	44
Acquired through business combinations	31	—	—	30
Provisions released	(2)	(3)	—	(3)
Disposal of subsidiary undertakings	(1)	—	—	—
Used during the year	(87)	(189)	(70)	(96)
Reclassifications	22	17	22	—

At 31 December	185	91	156	74

To be settled:

Within 12 months	169	90	141	73
In more than 12 months	16	1	15	1

	185	91	156	74

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £129m (2009: £56m), comprises the additional provisions of £131m (2009: £59m), less the provisions released of £2m (2009: £3m) in the table above.
     Provisions comprise amounts in respect of customer remediation, litigation and related expenses, restructuring expenses and vacant property costs. The amounts in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Further information on provisions can be found in ‘Critical Accounting Policies’ in Note 1.
37. Retirement benefit obligations
The amounts recognised in the balance sheet were as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Assets/(liabilities)
Funded defined benefit pension scheme	43	1	39	—
Funded defined benefit pension scheme	(189)	(1,048)	(189)	(922)
Unfunded defined benefit pension scheme	(14)	(13)	(14)	—

Net defined benefit obligation	(160)	(1,060)	(164)	(922)
Post-retirement medical benefits (unfunded)	(13)	(10)	(13)	—

Total net liabilities	(173)	(1,070)	(177)	(922)

Actuarial gains/(losses) recognised in other comprehensive income during the year were as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Actuarial (gains)/losses on defined benefit schemes	(28)	605	(14)	414
Actuarial loss on unfunded medical benefit plans	3	1	3	—

Total net actuarial (gains)/losses(1)	(25)	606	(11)	414

(1)	The total net actuarial gain for the Company in 2010 differs from the actuarial gain of £67m disclosed in the Statement of Comprehensive Income due to a recharge of Company contributions to subsidiaries during the year.

Financial Statements
Notes to the Financial Statements continued
a) Defined Contribution Pension schemes
The Group operates a number of defined contribution pension schemes. From 1 December 2009 the Santander Retirement Plan, an occupational defined contribution scheme was introduced, and has been the principal plan into which eligible employees are enrolled automatically. The defined contribution section of the Alliance & Leicester Pension Scheme was closed to new members employed from 29 May 2010.
     The assets of the schemes are held and administered separately from those of the Company. For both the Santander Retirement Plan and the Alliance & Leicester Pension Scheme, the assets are held in separate trustee-administered funds.
     An expense of £42m (2009: £20m, 2008: £8m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2010, 2009 and 2008.
b) Defined Benefit Pension schemes
The Group operates a number of defined benefit pension schemes. The principal pension schemes are the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Alliance & Leicester Pension Scheme (DB Section). The schemes cover 27% (2009: 27%, 2008: 38%) of the Group’s employees, are all funded defined benefit schemes and are all closed schemes. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.
     Formal actuarial valuations of the assets and liabilities of the schemes are carried out on at least a triennial basis by independent professionally qualified actuaries and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made at 31 March 2010 for the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund and the Alliance & Leicester Pension Scheme; and at 31 December 2009 for the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund.
     The total amount charged to the income statement, including amounts classified as redundancy costs, was as follows:

	Group
	2010	2009	2008
	£m	£m	£m

Current service cost	35	44	55
Past service cost	5	50	16
Gain on settlements or curtailments	—	—	(2)
Expected return on pension scheme assets	(317)	(285)	(237)
Interest cost	357	326	264

	80	135	96

The net liability recognised in the balance sheet is determined as follows:

	Group
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(6,716)	(6,308)	(5,175)	(4,581)	(4,264)
Fair value of plan assets	6,556	5,248	4,372	3,602	3,230

Net defined benefit obligation	(160)	(1,060)	(803)	(979)	(1,034)

	Company
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(6,705)	(4,805)	(3,944)	(4,559)	(4,241)
Fair value of plan assets	6,541	3,883	3,147	3,577	3,208

Net defined benefit obligation	(164)	(922)	(797)	(982)	(1,033)

Movements in the present value of defined benefit obligations during the year were as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Balance at 1 January	(6,308)	(5,175)	(4,805)	(3,944)
Current service cost	(35)	(44)	(14)	(26)
Interest cost	(357)	(326)	(356)	(249)
Employee contributions	(10)	(11)	(10)	(6)
Past service cost	(5)	(50)	(5)	(35)
Actuarial loss	(207)	(935)	(220)	(723)
Actual benefit payments	206	233	206	178
Transfer from Alliance & Leicester plc	—	—	(1,501)	—

Balance at 31 December	(6,716)	(6,308)	(6,705)	(4,805)

Financial Statements
Notes to the Financial Statements continued
Movements in the fair value of scheme assets during the year were as follows:

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Balance at 1 January	5,248	4,372	3,883	3,147
Expected return on scheme assets	317	284	313	209
Actuarial gain/(loss) on scheme assets	235	330	234	309
Company contributions paid	880	390	883	390
Contributions paid by subsidiaries and fellow group subsidiaries	72	94	72	—
Employee contributions	10	11	10	6
Actual benefit payments	(206)	(233)	(206)	(178)
Transfer from Alliance & Leicester plc	—	—	1,352	—

Balance at 31 December	6,556	5,248	6,541	3,883

The amounts recognised in the Consolidated Statement of Comprehensive Income for each of the five years indicated were as follows:

	Group
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Actuarial (gain)/loss on scheme assets	(235)	(330)	862	(33)	9

Experience (gain)/loss on scheme liabilities	(76)	(34)	51	80	(25)
Loss/(gain) from changes in actuarial assumptions	283	969	(869)	66	(203)

Actuarial loss/(gain) on scheme liabilities	207	935	(818)	146	(228)

Total net actuarial (gain)/loss	(28)	605	44	113	(219)

	Company
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Actuarial (gain)/loss on scheme assets	(234)	(309)	836	(33)	—

Experience (gain)/loss on scheme liabilities	(65)	(33)	51	81	(20)
Loss/(gain) from changes in actuarial assumptions	285	756	(844)	68	(160)

Actuarial loss/(gain) on scheme liabilities	220	723	(793)	149	(180)

Total net actuarial (gain)/loss	(14)	414	43	116	(180)

Cumulative net actuarial losses are £743m (2009: £768m, 2008: £162m). The annual movement is recognised in the Consolidated Statement of Comprehensive Income. The actual gain/(loss) on scheme assets was £549m (2009: £614m, 2008: £(625)m).
     The Group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2010, 2009 and 2008. The Group’s pension scheme assets do not include any property or other assets that are occupied or used by the Group. In addition, the Group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.
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
Investment strategy across the schemes remains under regular review. The unprecedented volatility experienced in asset markets in 2008 led to the automatic rebalancing to the central benchmark being suspended indefinitely. This allowed the investment strategy to be more dynamic in nature and it is anticipated that this philosophy will be continued.
     The strategic benchmark in the statement of investment principles for the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, and the National & Provincial Building Society Pension Fund was: 48% Equities, 30% Bonds and 22% Gilts. Following a strategic review in the second half of 2009 this was adjusted to: 40% Equities, 40% Fixed Interest, 10% Property and 10% alternative return seeking assets, and was formally adopted from 1 January 2010. Progress towards this was made during 2010.
     The statement of investment principles for the Alliance & Leicester Pension Scheme set the long-term target allocation of plan assets at 25% Equities, 25% alternative return-seeking assets (including Property), 25% Bonds and 25% Gilts for 2009 and 2008. During 2010, the Alliance & Leicester Pension Scheme (DB Section) moved substantially towards its long term asset allocation target and by the end of the year, it was almost in line with this target.

Financial Statements
Notes to the Financial Statements continued
The Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund have a 40% equity and 60% bonds benchmark and were invested closely in line with this at 31 December 2010.
     In the final quarter of 2010, as a result of funding negotiations between the Company and the schemes, contributions of £860m were made by the Company. A further strategy review is in progress to enable these assets to be invested appropriately.
The categories of assets in the scheme by value and as a percentage of total scheme assets, and the expected rates of return were:

	Group
			Expected rate			Expected
	Fair value of scheme assets		of return	Fair value of scheme assets		rate of return
	2010	2010	2010	2009	2009	2009
	£m	%	%	£m	%	%

UK equities	1,009	15	7.8	1,045	20	8.1
Overseas equities	1,196	18	8.1	1,027	20	8.5
Corporate bonds	1,404	22	5.2	1,503	29	6.2
Government fixed interest bonds	1,515	23	4.4	686	13	3.9
Government index linked bonds	869	13	4.4	664	13	3.9
Property funds	77	1	6.2	58	1	6.3
Cash	187	3	4.7	177	3	4.1
Other assets	299	5	8.0	88	1	8.3

	6,556	100	6.1	5,248	100	6.4

	Company
			Expected rate			Expected
	Fair value of scheme assets		of return	Fair value of scheme assets		rate of return
	2010	2010	2010	2009	2009	2009
	£m	%	%	£m	%	%

UK equities	1,006	15	7.8	760	20	8.1
Overseas equities	1,194	18	8.1	757	20	8.5
Corporate bonds	1,403	22	5.2	1,169	30	6.2
Government fixed interest bonds	1,515	23	4.4	438	11	3.9
Government index linked bonds	869	13	4.4	536	14	3.9
Property funds	77	1	6.2	—	—	6.3
Cash	183	3	4.7	169	4	4.1
Other assets	294	5	8.0	54	1	8.3

	6,541	100	6.1	3,883	100	6.4

Other assets consist of asset-backed securities, annuities, funds (including private equity funds) and derivatives that are used to protect against exchange rate, equity market, inflation and interest rate movements. Private equity funds are classified as equities.
     The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy, as follows:

>	Equities	Long-term median real rate of return experienced after considering projected moves in asset indices

>	Corporate bonds	Gross redemption yields at the balance sheet date, less a margin for default risk

>	Government bonds	Gross redemption yields at the balance sheet date

>	Property funds	Average of returns for UK equities and government bonds

>	Cash	Expected long term bank rate, after considering projected inflation rate
The following tables summarise the fair values at 31 December 2010 and 2009 of the financial asset classes accounted for at fair value, by the valuation methodology used by the investment managers of the schemes assets to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets represent of the schemes’ total financial assets that are recorded at fair value.
At 31 December 2010

	Group
			Internal models based on
	Quoted prices in active markets		market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%

UK equities	991	15	18	—	1,009	15
Overseas equities	1,196	19	—	—	1,196	19
Corporate bonds	1,404	22	—	—	1,404	22
Government fixed interest bonds	1,515	24	—	—	1,515	24
Government index linked bonds	869	14	—	—	869	14
Property funds	—	—	77	2	77	2
Other	284	4	15	—	299	4

Total	6,259	98	110	2	6,369	100

Financial Statements
Notes to the Financial Statements continued
At 31 December 2009

	Group
			Internal models based on
	Quoted prices in active markets		market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%

UK equities	1,045	21	—	—	1,045	21
Overseas equities	1,027	20	—	—	1,027	20
Corporate bonds	1,503	30	—	—	1,503	30
Government fixed interest bonds	686	13	—	—	686	13
Government index linked bonds	664	13	—	—	664	13
Property funds	—	—	58	1	58	1
Other	—	—	88	2	88	2

Total	4,925	97	146	3	5,071	100

At 31 December 2010

	Company
			Internal models based on
	Quoted prices in active markets		market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%

UK equities	988	15	18	—	1,006	15
Overseas equities	1,194	19	—	—	1,194	19
Corporate bonds	1,403	22	—	—	1,403	22
Government Fixed Interest	1,515	24	—	—	1,515	24
Government Index Linked	869	14	—	—	869	14
Property funds	—	—	77	2	77	2
Other	284	4	10	—	294	4

Total	6,253	98	105	2	6,358	100

At 31 December 2009

	Company
			Internal models based on
	Quoted prices in active markets		market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%

UK equities	760	21	—	—	760	21
Overseas equities	757	20	—	—	757	20
Corporate bonds	1,169	32	—	—	1,169	32
Government Fixed Interest	438	12	—	—	438	12
Government Index Linked	536	14	—	—	536	14
Other	—	—	54	1	54	1

Total	3,660	99	54	1	3,714	100

Plan assets are stated at fair value based upon quoted prices in active markets with the exception of property funds and those classified under “Other”. The property funds were valued using market valuations prepared by an independent expert. Of the assets in the “Other” category, investments in absolute return funds and foreign exchange, equity and interest rate derivatives were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by scheme actuaries based on the liabilities insured.
Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were as follows:

	Group and Company
	2010	2009	2008
	%	%	%

To determine benefit obligations:
- Discount rate for scheme liabilities	5.4	5.8	6.4
- General price inflation	3.5	3.4	3.0
- General salary increase	3.5	3.4	3.5
- Expected rate of pension increase	3.4	3.3	3.0

To determine net periodic benefit cost:
- Discount rate	5.8	6.4	5.8
- Expected rate of pension increase	3.4	3.0	3.5
- Expected rate of return on plan assets	6.1	6.4	6.7

Medical cost trend rates:
- Initial rate	6.0	5.5	6.0
- Ultimate rate	6.0	4.5	4.5
- Year of ultimate rate	2013	2013	2013

Financial Statements
Notes to the Financial Statements continued

	Years	Years	Years

Longevity at 60 for current pensioners, on the valuation date:
- Males	28.7	27.6	27.5
- Females	29.3	30.0	29.9

Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	31.0	29.7	29.6
- Females	30.9	31.3	31.2

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
     The mortality assumption used in the preparation of the valuation was based on the Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for males and 1% for females (2009: Continuous Mortality Investigation Table PXA 92MCC 2009 with a future improvement underpin of 1% for males and 0.5% for females). The table above shows that a participant retiring at age 60 at 31 December 2010 is assumed to live for, on average, 28.7 years in the case of a male and 29.3 years in the case of a female. In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years time at age 60.
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
Actuarial assumption sensitivities
The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the potential effect of changes in these and the other key assumptions on the principal pension schemes of the Group:

		Increase/(decrease)
		2010	2009
		£m	£m

Discount rate	Change in pension obligation at year end from a 25 bps increase	(370)	(345)
	Change in pension cost for the year from a 25 bps increase	(5)	(6)

General price inflation	Change in pension obligation at year end from a 25 bps increase	359	332
	Change in pension cost for the year from a 25 bps increase	19	21

Expected rate of return on plan assets	Change in pension cost for the year from a 25 bps increase	17	13
Mortality	Change in pension obligation at year end from each additional year of longevity assumed	193	141

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m

2011	218
2012	233
2013	249
2014	266
2015	284
Five years ended 2020	1,744

Funding
In 2010, in compliance with the Pensions Act 2004, the Group and the trustees agreed a scheme-specific funding target, statement of funding principles, and a schedule of contributions for the principal pension schemes. This agreement forms the basis of the Group’s commitment that the schemes have sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due.

Financial Statements
Notes to the Financial Statements continued
The agreed schedule of the Group’s contributions to the schemes is as set out below:

Year ending 31 December:	£m

2011	209
2012	84
2013	70
2014	70
2015	70
2016	70
2017	70
2018	70
2019	70

As part of the previous arrangements relating to the funding of the Group’s defined benefit pension schemes, £174m (2009: £814m, 2008: £970m) of securities and other assets have been pledged to cover the Group’s obligations.
c) Post-Retirement Medical Benefit Plans
The Group also operates unfunded post retirement medical benefit plans for certain of its former employees. The post retirement medical benefit plans in operation are accounted for in the same manner as defined benefit pension plans.
     Formal actuarial valuations of the liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary and updated for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made at 31 December 2006 and is being updated to 31 December 2010 by a qualified independent actuary.
     Actuarial assumptions used for the Group’s post retirement medical benefit plans are the same as those used for the Group’s defined benefit pension schemes. There was an actuarial loss during the year of £3m (2009: £1m) on the Group’s post-retirement medical benefits liability. A one percentage point movement in medical cost trends would increase or decrease the post-retirement medical benefit liability and interest cost by £1m (2009: £1m).
38. Contingent liabilities and commitments
The estimated maximum exposure in respect of contingent liabilities and commitments granted is:

	Group			Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Guarantees given to subsidiaries	—	—	121,241	156,580
Guarantees given to third parties	210	194	82	—
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	3,289	5,570	2,584	3,423
- More than one year	24,388	4,982	4,682	1,738
Other contingent liabilities	8	8	8	8

	27,895	10,754	128,597	161,749

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’), the UK’s statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the UK Financial Services Authority. In addition, the FSCS has the power to raise levies (‘exit levies’) on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.
     FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. These borrowings are on an interest-only basis until 31 March 2012. The annual limit on the FSCS interest and management expenses levy for the period September 2008 to March 2012 in relation to these institutions has been capped at £1bn per annum.
     The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS’s borrowings. After the interest only period a schedule for repayment of any outstanding borrowings will be agreed between the FSCS and HM Treasury in the light of market conditions at that time and the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known. The Group has accrued £87m for its share of FSCS management expenses levies for the 2010/11 and 2011/12 scheme years.

Financial Statements
Notes to the Financial Statements continued
Overseas tax claim
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. Following modifications to the demand, its nominal amount stands at £71m at the balance sheet exchange rate (2009: £74m). At 31 December 2010, additional interest in relation to the demand could amount to £35m at the balance sheet exchange rate (2009: £34m). A favourable judgement was handed down at first instance in September 2006 which was appealed against by the tax authorities in January 2007. In June 2010, the Court ruled in favour of tax authorities. Abbey National Treasury Services plc is appealing that ruling.
Regulatory
The Group engages in discussion, and fully co-operates with the UK Financial Services Authority in their enquiries, including those exercised under statutory powers, regarding its interaction with past and present customers and policyholders both as part of the UK Financial Services Authority’s general thematic work and in relation to specific products and services, including payment protection insurance.
Other
As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers.
Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £33,765m at 31 December 2010 (2009: £37,525m) are offset by a contractual right to receive stock under other contractual agreements.
Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.
Operating lease commitments

	Group		Company
	2010	2009	2010	2009
	£m	£m	£m	£m

Rental commitments under non-cancellable operating leases expiring:
- No later than 1 year	78	115	71	94
- Later than 1 year but no later than 5 years	262	384	236	322
- Later than 5 years	273	470	248	412

	613	969	555	828

Under the terms of these leases, the Group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Group has the option to reacquire the freehold of certain properties.
     Group rental expense comprises:

	Group
	2010	2009	2008
	£m	£m	£m

In respect of minimum rentals	108	116	107
Less: sub-lease rentals	—	—	(1)

	108	116	106

Included in the above Group rental expense was £14m (2009: £9m) relating to contingent rent expense.
Appropriate provisions are maintained to cover the above matters.

Financial Statements
Notes to the Financial Statements continued
39. Share capital and other equity instruments

	Group and Company
	2010	2009
	£m	£m

Ordinary share capital	3,105	2,412
£300m fixed/floating rate non-cumulative callable preference shares	300	—
£300m Step-up Callable Perpetual Reserve Capital Instruments	297	297
£300m Step Up Callable Perpetual Preferred Securities	297	—

	3,999	2,709

a) Share capital
Movements in share capital during the year were as follows.

	Ordinary shares	£300m Preference	£325m Preference	Preference shares	Preference shares
Issued and fully paid	of £0.10 each	shares of £1 each	shares of £1 each	of US$0.01 each	of euro 0.01 each	Total
share capital	£m	£m	£m	£m	£m	£m

At 1 January 2009	1,148	—	325	—	—	1,473
Shares issued	1,264	—	—	—	—	1,264

At 31 December 2009	2,412	—	325	—	—	2,737
Shares issued	693	300	—	—	—	993

At 31 December 2010	3,105	300	325	—	—	3,730

The Company’s £325m sterling preference shares are classified as Subordinated Liabilities as described in Note 34.

	Group		Company
	2010	2009	2010	2009
Share premium	£m	£m	£m	£m

At 1 January	1,857	3,121	1,857	1,857
Shares issued	3,763	—	3,763	—
Transfer to ordinary shares	—	(1,264)	—	—

At 31 December	5,620	1,857	5,620	1,857

The Company has one class of ordinary shares which carry no right to fixed income.
     On 3 August 2010, Banco Santander, S.A. through a Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into the Company. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK as described in Note 49 and will be used to support organic and inorganic growth.
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
£300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares
On 28 April 2010, the Company issued £300m fixed/floating rate non-cumulative callable preference shares (pursuant to a scheme of arrangement under Part 26 of the UK Companies Act 2006) on substantially similar terms to, and in exchange for, the £300m fixed/floating rate non-cumulative callable preference shares previously issued by Alliance & Leicester plc. The preference shares entitle the holders to a fixed non-cumulative dividend, at the discretion of the Company, of 6.22% per annum payable annually from 24 May 2010 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of the Company on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the UK Financial Services Authority.
b) Other equity instruments
£300m Step-up Callable Perpetual Reserve Capital Instruments
The £300 million Step-up Callable Perpetual Reserve Capital Instruments were issued in 2001 by the Company. Reserve Capital Instruments are redeemable by the Company on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the UK Financial Services Authority and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met. The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five-year benchmark gilt rate. Interest payments may be deferred by the Company.

Financial Statements
Notes to the Financial Statements continued
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
£300m Step-up Callable Perpetual Preferred Securities
The £300m Step Up Callable Perpetual Preferred Securities were originally issued by Alliance & Leicester plc and were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of FSMA 2000 as described in Note 48. The Perpetual Preferred securities are perpetual securities and pay a coupon on 22 March each year. At each payment date, the Company can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then the Company may not pay a dividend on any share until it next makes a coupon payment (including payment of any deferred coupons). The Company can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The Perpetual Preferred securities are redeemable at the option of the Company on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the UK Financial Services Authority.
40. Dividends
Ordinary dividends declared and authorised during the year were as follows:

	Group			Group
	2010	2009	2008
	Pence per	Pence per	Pence per	2010	2009	2008
	share	share	share	£m	£m	£m

Ordinary shares (equity):
In respect of current year — first interim	1.29	2.07	15.14	400	500	225
In respect of current year — second interim	1.21	—	1.96	375	—	225

	2.50	2.07	17.10	775	500	450

In addition, £19m of dividends were declared and paid on the £300m fixed/floating rate non-cumulative callable preference shares that were issued during the year and £21m (2009: £21m) of dividends were declared and paid on the Step-up Callable Perpetual Reserve Capital Instruments.
41. Non-controlling interests

	Group
	2010	2009
	£m	£m

Non-controlling interest in subsidiary	—	125
£300m Step-up Callable Perpetual Preferred Securities	—	297
£300m Fixed/Floating Rate Non-cumulative Callable Preference Shares	—	294

	—	716

Non-controlling interests represented the 49% shareholding in Santander Private Banking UK Limited not owned by the Company, Perpetual Preferred securities issued by Alliance & Leicester plc, a subsidiary of the Company, and preference shares issued by Alliance & Leicester plc. During 2010, the Company acquired the 49% shareholding in Santander Private Banking UK Limited it did not own (by way of the purchase of 100% of its holding company, Santander PB UK (Holdings) Limited), as described in Note 49.

Financial Statements
Notes to the Financial Statements continued
£300m Step-up Callable Perpetual Preferred Securities
The £300m Step-up Callable Perpetual Preferred securities issued by Alliance & Leicester plc were perpetual securities and paid a coupon on 22 March each year. At each payment date, Alliance & Leicester plc could decide whether to declare or defer the coupon indefinitely. If a coupon were deferred then Alliance & Leicester plc could not pay a dividend on any share until it next made a coupon payment. Alliance & Leicester plc could be obliged to make payment in the event of winding up. The coupon was 5.827% per annum until 22 March 2016.
     Thereafter the coupon stepped up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The securities were redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each payment date thereafter. No such redemption could be made without the consent of the UK Financial Services Authority. The Perpetual Preferred securities issued by Alliance & Leicester plc were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of FSMA 2000 as described in Note 48. As a result, the instruments were reclassified from non-controlling interests to equity.
£300m Fixed/Floating Rate Non-cumulative Callable Preference Shares
On 24 May 2006, Alliance & Leicester plc issued £300m fixed/floating rate non-cumulative callable preference shares, resulting in net proceeds of £294m. The preference shares entitled the holders to a fixed non-cumulative dividend, at the discretion of Alliance & Leicester plc, of 6.22% per annum payable annually from 24 May 2007 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares were redeemable only at the option of Alliance & Leicester plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption could be made without the consent of the UK Financial Services Authority.
     On 28 April 2010, the £300m fixed/floating rate non-cumulative callable preference shares previously issued by Alliance & Leicester plc were redeemed, as described in Note 39.
Movements in non-controlling interests were as follows:

	Group
	2010	2009
	£m	£m

At 1 January	716	711
Reclassifications	(297)	—
Purchase of non-controlling interest	(147)	—
Redemptions	(294)	—
Share of profit	39	55
Distributions	(17)	(50)

At 31 December	—	716

42. Cash flow statement
a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m

Profit for the year	1,583	1,245	819	1,391	747	1,328
Non-cash items included in net profit
Depreciation and amortisation	275	260	202	185	132	81
(Increase)/decrease in prepayments and accrued income	(43)	262	(126)	(243)	1,024	(902)
Increase/(decrease) in accruals and deferred income	1,212	(2,171)	346	1,425	(2,016)	1,260
Profit on sale of subsidiary and associated undertakings	(39)	—	(40)	—	—	—
Amortisation of discounts on debt securities	—	(8)	(21)	—	—	—
Provisions for liabilities and charges	129	56	17	130	41	16
Impairment losses	746	897	394	829	830	302
Corporation tax charge	542	445	275	247	288	126
Other non-cash items	314	235	250	7	(506)	1,155

	4,719	1,221	2,116	3,971	540	3,366

Financial Statements
Notes to the Financial Statements continued

	Group			Company
	2010	2009	2008	2010	2009	2008
Changes in operating assets and liabilities	£m	£m	£m	£m	£m	£m

Net increase in cash and balances held at central banks	(14)	—	—	(47)	—	—
Net (increase)/decrease in trading assets	(1,453)	(1,636)	9,398	—	—	—
Net (increase)/decrease in derivative assets	(1,550)	12,298	(23,096)	(455)	196	(2,046)
Net decrease/(increase) in financial assets designated at fair value	5,609	(981)	465	32,020	10,218	(39,863)
Net decrease/(increase) in loans and advances to banks & customers	2,810	(3,008)	(16,959)	(66,921)	(10,146)	(38,835)
Net decrease/(increase) in other assets	837	1,103	(189)	(172)	835	108
Net increase/(decrease) in deposits by banks and customers	5,705	6,647	(3,652)	40,146	(2,731)	123,614
Net increase/(decrease) in derivative liabilities	3,442	(8,847)	16,979	(2,253)	(2,041)	4,342
Net (decrease)/increase in trading liabilities	(3,323)	5,533	(14,054)	—	(739)	739
Net (decrease)/increase in financial liabilities designated at fair value	(723)	(1,238)	(3,284)	24	—	—
Net (decrease)/increase in debt securities in issue	(1,258)	(3,077)	5,027	6,238	1	—
Net decrease in other liabilities	(2,286)	(1,369)	(807)	(447)	(656)	(586)
Effects of exchange rate differences	(1,000)	(3,719)	6,569	(27)	(268)	897

Net cash flow from/(used in) operating activities before tax	11,515	2,927	(21,487)	12,077	(4,791)	51,736
Income tax (paid)/received	(131)	2	43	(99)	21	80

Net cash flow from/(used in) operating activities	11,384	2,929	(21,444)	11,978	(4,770)	51,816

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group			Company
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m

Cash and balances with central banks	26,502	4,163	4,017	21,408	3,266	2,456
Less: regulatory minimum cash balances (See Note 12)	(198)	(184)	(171)	(185)	(138)	(114)

	26,304	3,979	3,846	21,223	3,128	2,342
Debt securities	2,604	1,966	5,208	—	—	—
Net trading other cash equivalents	13,814	13,708	6,295	—	—	—
Net non trading other cash equivalents	2,778	6,711	12,326	45,450	52,270	58,861

Cash and cash equivalents	45,500	26,364	27,675	66,673	55,398	61,203

c) Sale of subsidiaries
On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group, for a cash consideration of approximately £29m. In addition, in 2010 the Group completed the disposal of certain leasing companies for cash consideration of approximately £221m.
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
     The net assets disposed of consisted of:

	Group
	2010	2009	2008
Net assets disposed of:	£m	£m	£m

Loans and advances to banks	50	—	—
Loans and advances to customers	518	—	—
Property, plant & equipment	1	—	2,134
Current tax accounts	—	—	8
Other assets	4	—	60
Deposits by banks	(26)	—	(8)
Deposits by customers	(222)	—	—
Other liabilities	(7)	—	(163)
Other provisions	(1)	—	(2)
Current tax liabilities	(10)	—	(19)
Deferred tax liabilities	(96)	—	(446)
Retirement benefit obligations	—	—	1

	211	—	1,565
Profit on disposal	39	—	40

	250	—	1,605

Satisfied by:
Cash and cash equivalents	250	—	1,605
Less: Cash and cash equivalents in subsidiaries sold	—	—	—

Net cash inflow of sale	250	—	1,605

Financial Statements
Notes to the Financial Statements continued
d) Acquisitions of subsidiaries and businesses
Acquisition of Santander Cards and Santander Consumer in 2010
Details of the assets and liabilities acquired, the consideration paid and the resulting goodwill identified, together with the cash payment made to satisfy the consideration are set out in Note 49.
Transfer of Alliance & Leicester and the acquisition of the Bradford & Bingley savings business in 2008
2008

	Group
	Alliance &	Bradford & Bingley
	Leicester	savings business	Total
Net assets acquired:	£m	£m	£m

Assets
Cash and balances at central banks	666	18,613	19,279
Derivative financial instruments	2,111	—	2,111
Financial assets designated at fair value	492	—	492
Loans and advances to banks	423	1,549	1,972
Loans and advances to customers	50,349	—	50,349
Available-for-sale securities	1,658	3	1,661
Loans and receivables securities	14,253	—	14,253
Intangible assets	17	4	21
Property, plant and equipment	273	44	317
Other assets	2,051	449	2,500
Liabilities
Deposits by banks	(10,216)	—	(10,216)
Deposits by customers	(39,765)	(20,434)	(60,199)
Derivative financial instruments	(933)	—	(933)
Financial liabilities designated at fair value	(1,421)	—	(1,421)
Debt securities in issue	(17,146)	—	(17,146)
Subordinated liabilities	(1,296)	—	(1,296)
Other liabilities	(1,009)	(11)	(1,020)

Net identified assets and liabilities	507	217	724
Goodwill	774	395	1,169

Consideration	1,281	612	1,893

Satisfied by:
Cash and cash equivalents	—	612	612
Less: Cash and cash equivalents in businesses acquired	(666)	(18,613)	(19,279)

Net cash inflow acquired	(666)	(18,001)	(18,667)

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

Financial Statements
Notes to the Financial Statements continued
43. Assets charged as security for liabilities and collateral accepted as security for assets
a) Financial assets pledged to secure liabilities:

	Group
	2010	2009
	£m	£m

Treasury bills and other eligible securities	36,132	38,767
Cash	1,915	2,088
Loans and advances to customers — securitisations and covered bonds	85,038	73,629
Debt securities	34,960	26,265
Equity securities	543	—

	158,588	140,749

These transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.
     The Group provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2010 was £71,510m (2009: £65,683m).
Securitisations and covered bonds
The Company and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2010 £61,598m (2009: £58,479m) of residential mortgage loans were so assigned by the Group and £75,267m (2009: £75,282m) by the Company.
     The Company and certain of its subsidiaries have also established covered bond programmes, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2010 £23,440m (2009: £15,150m) of residential mortgage loans had been so secured by the Group and £23,440m (2009: £15,150m) by the Company.
Derivatives business
Collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2010 £1,866m (2009: £2,021m) of such collateral in the form of cash had been provided by the Group and £119m (2009: £21m) by the Company.
Defined benefit pension schemes
As part of arrangements relating to the funding of the Group’s defined benefit pension schemes, £174m (2009: £814m) of assets have been pledged to cover the Group’s obligations.
b)	Collateral held as security for assets:
These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.
Purchase and resale agreements
Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2010 the fair value of such collateral received was £48,420m (2009: £60,140m). Of the collateral received £48,420m (2009: £60,140m) was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged with a fair value of £48,420m (2009: £60,140m).
Structured transactions
As part of structured transactions entered into by subsidiaries of the Company, assets are received as collateral. At 31 December 2010, the fair value of such collateral received was £nil (2009: £253m). Of the collateral received £nil (2009: £nil) was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged with a fair value of £nil (2009: £nil).

Financial Statements
Notes to the Financial Statements continued
44. Share-based compensation
The Group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes and the Long Term Incentive Plan. The Group’s other current arrangement and scheme, respectively, are free shares awarded to eligible employees and partnership shares. In addition, arrangements remain outstanding under the closed Executive Share Option scheme and the closed Alliance & Leicester Share Incentive Plan. All the share options and awards relate to shares in Banco Santander, S.A..
     The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £2m (2009: £7m, 2008: £3m), none of which had vested at 31 December 2010 (2009: nil). Cash received from the exercise of share options and the actual tax benefits realised from tax deductions were £2m (2009: £1m, 2008: £14m) and £nil (2009:£nil, 2008: £4m), respectively.
     The main current schemes are:
Sharesave Schemes
The Group launched its third HM Revenue & Customs approved Sharesave Scheme under Banco Santander, S.A. ownership in September 2010. The first two Sharesave Schemes were launched in September 2008 and 2009 under similar terms as the 2010 Scheme.
     Under these schemes, eligible employees may enter into contracts to save between £5 and £250 per month. At the expiry of a fixed term of three, five or seven years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander, S.A. at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander, S.A. shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander, S.A. group. Participants in the scheme have six months from the date of vest in which the option can be exercised.
     Prior to the Company’s acquisition by Banco Santander, S.A. in 2004, the Company operated similar Sharesave schemes. Almost all the options granted under those schemes have now been exercised or forfeited. The remaining options outstanding under those Sharesave schemes are included in the disclosures below.
     The fair value of each Sharesave option for 2010, 2009 and 2008 has been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

	2010	2009	2008

Risk free interest rate	1.7%-5.2%	2.5%-3.5%	2.9%-6.5%
Dividend growth	8%	10%	10%
Expected volatility of underlying shares based upon historical volatility over five years	20.3%-39.4%	29.0%-34.4%	20.2%-29.6%
Expected lives of options granted under 3, 5 & 7 year schemes	3, 5 & 7 years	3, 5 & 7 years	3, 5 & 7 years

With the exception of vesting conditions that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of the employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.
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
     The following table summarises the movement in the number of share options during the year, together with the changes in weighted average exercise price over the same period.

		Weighted average
	Number of options	exercise price
Sharesave Schemes	‘000s	£

2010
Options outstanding at the start of the year	8,713	7.24
Options granted during the year	3,360	6.46
Options exercised during the year	(73)	7.54
Options forfeited during the year	(3,073)	6.82

Options outstanding at the end of the year	8,927	7.09

Options exercisable at the end of the year	8,927	7.09

Financial Statements
Notes to the Financial Statements continued

		Weighted average
	Number of options	exercise price
Sharesave Schemes	‘000s	£

2009
Options outstanding at the start of the year	6,142	7.00
Options granted during the year	4,528	7.26
Options exercised during the year	(679)	3.85
Options forfeited during the year	(1,278)	7.48

Options outstanding at the end of the year	8,713	7.24

Options exercisable at the end of the year	8,713	7.24

2008
Options outstanding at the start of the year	5,684	3.18
Options granted during the year	5,197	7.69
Options exercised during the year	(4,507)	3.07
Options forfeited during the year	(231)	5.91
Options expired during the year	(1)	8.07

Options outstanding at the end of the year	6,142	7.00

Options exercisable at the end of the year	—	—

The weighted average grant-date fair value of options granted under the Employee Sharesave scheme during the year was £1.70 (2009: £3.09, 2008: £2.75). The weighted average share price at the date the share options were exercised was £8.01 (2009: £8.27, 2008: £9.93).
     The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2010 and 2009.

	Options outstanding
	Weighted average remaining	Weighted average
	contractual life	exercise price
Range of exercise prices	years	£

2010
Between £3 and £4	1	3.84
Between £6 and £7	5	6.46
Between £7 and £8	3	7.48

2009
Between £3 and £4	1	3.13
Between £7 and £8	3	7.46

Long Term Incentive Plan
Under the Santander Long-Term Incentive Plans granted on 1 July 2010, 1 July 2009, 21 June 2008 and 31 July 2007, certain Executive Directors, Key Management Personnel (as defined in Note 45) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. The amount of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. The vesting of awards under the Santander Long-Term Incentive Plan depends on Santander’s Total Shareholder Return (‘TSR’) performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share (‘EPS’) performance against a competitor benchmark group, as follows.
     The deferred share-based variable remuneration is implemented through a multiannual incentive plan, which is payable in shares of Banco Santander, S.A.. This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will end. The aim was to establish an appropriate sequence between the end of the incentive programme linked to the previous plan and the successive cycles of this plan.
     The first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three year term (PI10). The first cycle (PI09) vested in July 2009, the second cycle (PI10) vested in July 2010. In June 2008, June 2009 and July 2010 the third, fourth and fifth cycles of the performance share plan (PI11, PI12, and PI13 respectively), all of which were to run for three years, were approved.
     For each cycle, a maximum number of shares was established for each beneficiary who remains in the Group’s employment for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered with respect to the cycles approved until June 2008, were defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Banco Santander, S.A. TSR and growth in Banco Santander, S.A. EPS. The targets, which, if met, will determine the number of shares to be delivered under Plan PI12, are defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and are linked to only one parameter, namely Banco Santander, S.A. TSR.

Financial Statements
Notes to the Financial Statements continued
The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle. At the end of the cycles of Plans PI10 and PI11, the TSR and the EPS growth will be calculated for Banco Santander, S.A. and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions:

	Percentage of maximum		Percentage of maximum shares to be
Banco Santander, S.A.’s place in the	shares to be delivered	Banco Santander, S.A.’s place in the	delivered
TSR ranking	%	EPS growth ranking	%

1st to 6th	50	1st to 6th	50
7th	43	7th	43
8th	36	8th	36
9th	29	9th	29
10th	22	10th	22
11th	15	11th	15
12th and below	—	12th and below	—

In the case of Plans PI12 and PI13, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions:

Percentage of maximum shares to be delivered
Banco Santander, S.A.’s place in the TSR ranking	%

1st to 5th	100.0
6th	82.5
7th	65.0
8th	47.5
9th	30.0
10th and below	—

Any benchmark group entity that is acquired by another company, or whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth, as appropriate), the maximum percentage of shares will be delivered if Banco Santander, S.A. ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Banco Santander, S.A. ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Banco Santander, S.A. is placed at the median. The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile.
     Plans PI09 and PI10 matured in 2009 and 2010, respectively. As established in the plans, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which each plan was tied and, since they fell short of the maximum number established, the unearned options were cancelled.
     The fair value of each award under the Long Term Incentive Plans for 2010, 2009 and 2008 has been estimated at the date of acquisition or grant using the same methodology used to value the Sharesave options. The expected lives of awards granted have been estimated as 3 years.
     The following table summarises the movement in the number of conditional share awards during 2010 and 2009.

Number of awards
Long Term Incentive Plan	000s

2010
Conditional awards outstanding at the beginning of the year	5,711
Conditional awards granted during the year	2,264
Conditional awards exercised during the year	(1,644)
Conditional awards forfeited or cancelled during the year	(233)

Conditional awards outstanding at the end of the year	6,098

2009
Conditional awards outstanding at the beginning of the year	4,680
Conditional awards granted during the year	2,274
Conditional awards exercised during the year	(1,068)
Conditional awards forfeited or cancelled during the year	(175)

Conditional awards outstanding at the end of the year	5,711

See Note 46 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Long Term Incentive Plan.
     The weighted average grant-date fair value of conditional share awards granted during the year was £4.79 (2009: £3.85). At 31 December 2010, the weighted average remaining contractual life was two years (2009: two years).

Financial Statements
Notes to the Financial Statements continued
The Group’s other current arrangements and schemes are:
Free Shares
Following the acquisition of the Bradford & Bingley savings business in September 2008, the related eligible employees who transferred to the Group were given 100 free shares in Banco Santander, S.A. on 8 April 2009. A total of 0.1 million free shares were awarded, with a weighted average fair value of £0.5m.
     In recognition of the Banco Santander, S.A. acquisition of Alliance & Leicester plc, all Alliance & Leicester eligible employees were given 100 free shares in Banco Santander, S.A. on 1 December 2008. A total of 0.7 million free shares were awarded, with a weighted average fair value of £3.5m. These shares were granted using an HM Revenue & Customs approved Share Incentive Plan.
     All awards of free shares are held in trust on the employees’ behalf for a minimum of three years. There are no vesting conditions attached to these shares, however if an employee resigns from the Group after three years but within five years from the date of the award, they will be liable for the taxable benefit received when the shares are taken out of the trust. If an employee resigns from the Group after five years or more from the date of the award, the employee will receive the shares as a tax free benefit.
Partnership Shares
In January 2006, the Group introduced a Partnership Shares scheme for eligible employees, which also operates under the SIP umbrella. Participants can elect to invest up to £1,500 per tax year from pre-tax salary to purchase Banco Santander, S.A. shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 601,014 shares remained outstanding at 31 December 2010.
In addition, arrangements remain outstanding under the following closed schemes:
Executive Share Option scheme
The Executive Share Option scheme is a closed scheme, which is a legacy of Abbey National plc share-based payment arrangements. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met.
     The fair value of each option under the Executive Share Option scheme was estimated at the date of acquisition or grant using the same methodology used to value the Sharesave options. The expected lives of options granted have been estimated as 10 years (2009: 10 years, 2008: 10 years).
     The following table summarises the movement in the number of share options during the year, together with the changes in weighted average exercise price over the same period.

		Weighted average
	Number of options	Exercise price
Executive Share Option scheme	‘000s	£

2010
Options outstanding and exercisable at the start and end of the year	12	4.54

2009
Options outstanding and exercisable at the start and end of the year	12	4.54

2008
Options outstanding at the start of the year	144	4.15
Options exercised during the year	(11)	4.14
Options forfeited during the year	(121)	4.11

Options outstanding at the end of the year	12	4.54

Options exercisable at the end of the year	12	4.54

No share options were granted in 2010, 2009 and 2008. No share options were exercised in 2010 or 2009. The weighted average share price at the date the share options were exercised in 2008 was £9.93.
     The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2010 and 2009.

	Options outstanding
	Weighted average remaining	Weighted average
	contractual life	exercise price
Range of exercise prices	years	£

2010
Between £4 and £5	3	4.54

2009
Between £4 and £5	4	4.54

Financial Statements
Notes to the Financial Statements continued
A&L Share Incentive Plan (‘A&L SIP’)
The A&L SIP is a closed scheme, which is a legacy of Alliance & Leicester plc share-based payment arrangements. The A&L SIP was transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of FSMA 2000, as described in Note 48.
     Prior to Alliance & Leicester plc’s acquisition by Banco Santander, S.A., the A&L SIP was available to all Alliance & Leicester group eligible employees. Participants could elect to invest up to £125 per month from pre-tax salary to purchase shares at the prevailing market price. Shares are held in trust for the participants and can be released from trust after five years free of income tax and national insurance contributions. On the acquisition of Alliance & Leicester plc by Banco Santander, S.A., Alliance & Leicester plc shares held in the A&L SIP were converted to Banco Santander, S.A. shares on the same basis as was applicable to all other shareholders. These shares remain in the A&L SIP Trust under the terms of the A&L SIP rules. The vesting of awards under the A&L SIP depends on continued employment with the Banco Santander, S.A. group.
     195,454 A&L SIP partnership shares were issued prior to acquisition, at the then prevailing market value of Alliance & Leicester plc shares, at a weighted average price of 428p per share. 114,762 A&L SIP partnership shares remained outstanding at 31 December 2010. No SIP partnership shares have been issued since acquisition.
45. Directors’ emoluments and interests
Ex gratia pensions paid to former Directors of the Company in 2010, which have been provided for previously, amounted to £14,211 (2009: £22,341, 2008: £22,341). In 1992, the Board decided not to award any new such ex gratia pensions.
     There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

	Number of	Aggregate amount
	Persons	outstanding
	No.	£000

Other Key Management Personnel* — loans
2010	3	678
2009	2	835

*	Other Key Management Personnel are defined as the Board and the Executive Committee of the Company who served during the year. The above excludes any overdraft facilities provided to Directors, Other Key Management Personnel and their connected persons in the ordinary course of business.
Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.
46. Related party disclosures
a) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with the Group in the course of normal banking and life assurance business.

	Number of directors	Amounts in respect of directors,
	and Other Key	Other Key Management Personnel(1)
	Management Personnel(1)	and their connected persons
2010	No.	£000

Secured loans, unsecured loans and overdrafts
Loans at 1 January	4	838
Net movements in the year	(1)	(160)

Loans at 31 December	3	678

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	15	7,379
Net movements in the year	(2)	2,721

Deposit, bank and instant access accounts and investments at 31 December	13	10,100

(1)	Other Key Management Personnel are defined as the Board and the Executive Committee of the Company who served during the year.

Financial Statements
Notes to the Financial Statements continued

	Number of directors	Amounts in respect of directors,
	and Other Key	Other Key Management Personnel(1)
	Management Personnel(1)	and their connected persons
2010	No.	£000

Life assurance policies
Life assurance policies at 1 January	3	1,888
Net movements in the year	(3)	(1,888)

Life assurance policies at 31 December(2)	—	—

	Number of directors	Amounts in respect of directors,
	and Other Key	Other Key Management Personnel(1)
	Management Personnel(1)	and their connected persons
2009	No.	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	5	647
Net movements in the year	(1)	191

Loans outstanding at 31 December	4	838

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	16	4,463
Net movements in the year	(1)	2,916

Deposit, bank and instant access accounts and investments at 31 December	15	7,379

Life assurance policies
Life assurance policies at 1 January	1	1,026
Net movements in the year	2	862

Life assurance policies at 31 December	3	1,888

(1)	Other Key Management Personnel are defined as the Board and the Executive Committee of the Company who served during the year.

(2)	On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group. As a result, any life assurance policies held with James Hay Holdings Limited or any of its subsidiaries are no longer considered related party transactions.
During the year ended 31 December 2010, no Directors undertook sharedealing transactions through the Group’s execution only stockbroker (2009: one Director) with an aggregate net value of £nil (2009: £269,561). Any transactions were on normal business terms and standard commission rates were payable.
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
b) Remuneration of Key Management Personnel
The remuneration of the Directors, and Other Key Management Personnel of the Group, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in the ‘Directors’ Remuneration’ table in the Directors’ Report on page 141.

	2010	2009	2008
Key management compensation	£	£	£

Short-term employee benefits	9,388,377	12,172,113	13,016,060
Post employment benefits	342,575	319,319	306,902
Other long term benefits	—	—	—
Termination benefits	—	1,162,500	—
Share-based payments	1,745,747	2,192,509	1,572,973

	11,476,699	15,846,441	14,895,935

c) Santander Long-Term Incentive Plan and FSA Remuneration Code
In 2010, one Executive Director (2009: four, 2008: two) and six Other Key Management Personnel (2009: six, 2008: six) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan for a total fair value of £610,656 (2009: £1,605,268) based on a share price on 1 July 2010 of euro 5.57 (2009: euro 8.14). The value attributable to the current year of these conditional awards is included in share based payments above. Under the Santander Long-Term Incentive Plans granted on 1 July 2010, 1 July 2009, 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 45) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A..

Financial Statements
Notes to the Financial Statements continued
The number of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. The vesting of awards under the Santander Long-Term Incentive Plan depends on Santander’s Total Shareholder Return performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share performance against a competitor benchmark group. 90.79% of the 40% of the 2007 conditional award of shares vested in July 2009 and 90.79% of the remaining 60% of the 2007 conditional award vested in July 2010. Subject to performance conditions being met, 100% of the 2008 conditional award will vest in July 2011, 100% of the 2009 conditional award will vest in July 2012 and 100% of the 2010 conditional award will vest in July 2013.
     Following publication of the UK Financial Services Authority Revised Remuneration Code (the ‘Code’), the Company operates a remuneration policy designed to promote effective risk management, applicable to all employees including a number of senior staff whose professional activities have a material impact on the Company’s risk profile (known as ‘Code Staff’). In accordance with the Code, an element of the 2010 variable remuneration of Code Staff was deferred. For Code Staff earning more than £500,000 in variable remuneration (comprising the annual bonus and Long Term Incentive Plan), at least 60% was deferred and for Code Staff earning less than £500,000 in variable remuneration, at least 40% was deferred, both for a period of three years.
d) Parent undertaking and controlling party
The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A.. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander, S.A., copies of which may be obtained from Santander Shareholder Department, 2 Triton Square, Regent’s Place, London NW1 3AN.
e) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year end:

	Group
	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2010	2009	2008	2010	2009	2008	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(326)	(99)	(537)	96	47	509	2,593	7,809	(3,919)	(2,965)
Fellow subsidiaries	(325)	(563)	(383)	674	412	377	331	7,113	(3,639)	(4,567)
Associates	(40)	(26)	(23)	—	1	2	—	2,092	—	(13)

	(691)	(688)	(943)	770	460	888	2,924	17,014	(7,558)	(7,545)

	Company
	Interest, fees and			Interest, fees and			Amounts owed by		Amounts owed
	other income received			other expenses paid			related parties		to related parties
	2010	2009	2008	2010	2009	2008	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(4)	(32)	(55)	66	5	—	10	1	(1,424)	(632)
Subsidiaries	(3,284)	(4,229)	(6,654)	5,278	6,399	8,312	125,737	149,175	(186,387)	(184,460)
Fellow subsidiaries	(243)	(224)	(261)	476	307	253	215	71	(2,340)	(1,839)
Associates	—	—	(2)	—	—	—	—	1	—	—

	(3,531)	(4,485)	(6,972)	5,820	6,711	8,565	125,962	149,248	(190,151)	(186,931)

The balances above include debt securities in issue and non-controlling interests held by related parties. In addition, transactions with pension schemes operated by the Group are described in Note 37.
     In December 2010, the Group acquired a £2.2bn portfolio of loan facilities, consisting of £0.5bn drawn balances and £1.7bn of undrawn facilities, from Banco Santander, S.A., as part of an alignment of portfolios across the Banco Santander, S.A. group.
     In November 2010, the Group acquired a £1,820m portfolio of loans to banks, asset-backed securities and related credit derivatives from Banco Santander, S.A., as part of an alignment of portfolios across the Banco Santander, S.A. group.
     In October and November 2010, a number of agreements were entered into between the Group and Banco Santander, S.A., and the Group and various Banco Santander, S.A. subsidiaries, to effect the acquisition of certain UK businesses owned by Banco Santander, S.A., as described in Note 49.
     During the year, euro 3,265m (2009: euro 225m) of the Group’s holdings of AAA-rated prime mortgage-backed securities were sold to Banco Santander, S.A. (2009: sold to the issuer, Banco Santander Totta, S.A.). Although Banco Santander, S.A. and Banco Santander Totta, S.A. are related parties of the Group, the transactions are considered to be commercial deals, with a normal sharing of profits.
     In May 2010, Alliance & Leicester plc transferred its business into Santander UK plc under a scheme allowed by Part VII of FSMA 2000. In accordance with Santander UK’s accounting policy of accounting for internal reorganisations, the assets and liabilities of Alliance & Leicester plc were transferred to the Company at their book values in Alliance & Leicester plc (after adjusting for inter-company balances and unamortised acquisition adjustments) as described in Note 48.
     The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

Financial Statements
Notes to the Financial Statements continued
47. Events after the balance sheet date
None.
48. Transfer of the business of Alliance & Leicester plc to Santander UK plc
On 28 May 2010, Alliance & Leicester plc transferred its business and certain associated liabilities to the Company pursuant to a court-approved business transfer scheme under Part VII of FSMA 2000. Following the transfer, the only business remaining in Alliance & Leicester plc is a small portfolio of corporate loans which are in the process of being transferred into Santander UK plc. In accordance with Santander UK’s accounting policy of accounting for internal reorganisations, the assets and liabilities of the Alliance & Leicester business were transferred to the Company at their book values in Alliance & Leicester plc.
     The principal purpose of the transfer was to increase the efficiency of the Group. The transfer provided benefits for Alliance & Leicester plc’s customers now transferred to Santander UK plc and for Santander UK plc. This includes access to Santander UK’s full product range plus use of over 1,400 branches (including agencies), four times as many branches previously available for Alliance & Leicester customers. By rationalising systems and improving the sales and risk management processes through having a single view of customers’ dealings, Santander UK plc also benefited from the significant synergies that were announced to the market at the time of the acquisition of Alliance & Leicester plc by Banco Santander, S.A. in 2008.
     A summary of the net assets transferred to the Company, after adjusting for inter-company balances and unamortised acquisition adjustments is as follows:

Company
Net assets transferred:	£m

Assets
Cash and balances at central banks	474
Derivative financial instruments	639
Financial assets designated at fair value	43
Loans and advances to banks	35,027
Loans and advances to customers	50,264
Available-for-sale securities	8
Loans and receivables securities	7,715
Macro hedge of interest rate risk	204
Investment in subsidiaries	(1,216)
Intangible assets	820
Property, plant and equipment	127
Other assets, tax assets and lease assets	1,015
Liabilities
Deposits by banks	45,407
Deposits by customers	41,796
Derivative financial instruments	440
Trading liabilities	3
Financial liabilities designated at fair value	34
Debt securities in issue	5,351
Subordinated liabilities	929
Other liabilities, tax liabilities, provisions and retirement benefit obligations	856

Net assets	1,586

The reduction in the ‘Investment in subsidiaries’ balance represents the adjustment to the previous investment in Alliance & Leicester plc which was held by the Company.
     The Alliance & Leicester plc preference shares did not transfer under the Part VII scheme. Therefore, holders of those preference shares were given the opportunity to exchange them for new preference shares in the Company (on substantially the same terms) by way of the Preference Scheme under Part 26 of the Companies Act, as described in Note 39.

Financial Statements
Notes to the Financial Statements continued
49. Acquisitions and planned acquisitions
a) Acquisition of certain UK businesses owned by Banco Santander, S.A.
In October and November 2010, a number of agreements were entered into between the Group and Banco Santander, S.A., and the Group and various Banco Santander, S.A. subsidiaries, to effect the acquisition of certain UK businesses owned by Banco Santander, S.A.. For historic reasons, following Banco Santander, S.A.’s acquisition of the Company in 2004, certain UK-related interests were held or acquired by Banco Santander, S.A. (or certain of its non-UK subsidiaries) outside of the Group’s corporate structure.
     The principal purpose of the acquisitions was to bring some of these interests of Banco Santander, S.A. in the UK under the corporate structure of the Group in furtherance of the Group’s objective to become a full-service commercial bank and to optimise the capital, liquidity, funding and overall financial efficiency of the Santander group.
     In October and November 2010, the Group acquired:
>	Santander Cards Limited and Santander Cards (UK) Limited (and its subsidiaries), which conduct the Banco Santander, S.A. group’s provision of store cards to retailers, credit cards, related financial products and other unsecured consumer finance products in the UK, and Santander Cards Ireland Limited, which conducts the Santander group’s provision of credit finance by way of credit cards and store cards in the Republic of Ireland;

>	Santander Consumer (UK) plc (of which the Group already held 49.9%), which carries on the Banco Santander, S.A. group’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding which is a facility that offers preferential dealers funding in the UK; and

>	Santander PB UK (Holdings) Limited (and its subsidiaries), (of which the Group already held 51% of its subsidiary Santander Private Banking UK Ltd) which carries on the Group’s provision of private banking services in the UK;
The aggregate consideration paid by the Group for these businesses was £1,451m. The following table shows the amounts recognised as of the acquisition date for the net assets acquired:

2010	Group
	Cards	Consumer	Total
Net assets acquired:	£m	£m	£m

Assets
Loans and advances to banks	63	50	113
Loans and advances to customers	2,509	2,721	5,230
Other assets	199	27	226
Liabilities
Deposits by banks	(1,905)	(2,524)	(4,429)
Deposits by customers	(57)	—	(57)
Other liabilities	(174)	(78)	(252)

Net identified assets and liabilities	635	196	831
Fair value of 49.9% interest previously held	—	(186)	(186)
Goodwill	456	175	631

Consideration	1,091	185	1,276

Satisfied by:
Cash and cash equivalents	(1,091)	(185)	(1,276)
Less: Cash and cash equivalents in businesses acquired	13	20	33

Net cash outflow	(1,078)	(165)	(1,243)

The goodwill is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions. Intangible assets in respect of marketing rights and computer software were identified. The value of the marketing rights was £16m and of the computer software was £29m, which have been separately recognised. No other intangible assets were identified, including any relating to brands, customer lists, key employees, patents or intellectual property rights. The initial accounting for these transactions is incomplete given their recent closing dates.
     The Group recognised a gain of £87m on the revaluation of its original 49.9% holding in Santander Consumer (UK) plc as a result of remeasuring this equity interest at fair value on the date of acquisition. The gain is included in ‘Net trading and other income’ in the Consolidated Income Statement.
     The total operating income and profit before tax included in the Consolidated Statement of Comprehensive Income in 2010 contributed by the Santander Cards and Santander Consumer businesses since their acquisition were £82m and £9m respectively. Had these entities been consolidated from 1 January 2010, the Group would have included total operating income of £512m and profit before tax of £82m for the year.
     No financial information has been presented for acquisition of the remaining 49% of Santander Private Banking UK Limited for £175m as the Group previously consolidated 100% of this entity and recognised a non-controlling interest reflecting the 49% owned by Santander PB UK (Holdings) Limited. The effect of the acquisition of the remaining 49% of Santander Private Banking UK Limited (by way of the purchase of 100% of Santander PB UK (Holdings) Limited) was only to remove the non-controlling interest. The difference of £28m between the consideration paid and the book value of the non-controlling interest was recognised in equity reflecting the change in the Group’s ownership interest.

Financial Statements
Notes to the Financial Statements continued
Analysis of loans and receivables acquired:

2010		Gross contractual amounts	Estimated uncollectible gross
	Fair value	receivable	contractual amounts receivable
	£m	£m	£m

Loans and advances to banks	398	398	—
Loans and advances to customers	5,313	5,637	324

	5,711	6,035	324

b) Planned acquisition of Royal Bank of Scotland branches
On 4 August 2010, the Company announced its agreement to acquire (subject to certain conditions) 318 branches and associated assets and liabilities from the Royal Bank of Scotland Group for a premium of £350m to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland branches in England and Wales; seven NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control clearance was received on 15 October 2010 and HMRC clearance was also received during the fourth quarter. The separation and transfer process is underway. The long stop contractual date is 31 March 2012.
50. Financial instruments
a) Measurement basis of financial assets and liabilities
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse the Group’s financial instruments into those measured at fair value and those measured at amortised cost in the balance sheet:

	Group
		Held at fair value			Held at amortised cost		Non-	Total
31 December 2010	Trading	Derivatives	Designated	Available-	Financial	Financial	financial
		designated	at fair value	for-sale	assets at	liabilities at	assets/
		as hedges	through P&L		amortised cost	amortised cost	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash & balances at central banks	—	—	—	—	26,502	—	—	26,502
Trading assets	35,461	—	—	—	—	—	—	35,461
Derivative financial instruments	21,951	2,426	—	—	—	—	—	24,377
Financial assets designated at FVTPL	—	—	6,777	—	—	—	—	6,777
Loans and advances to banks	—	—	—	—	3,852	—	—	3,852
Loans and advances to customers	—	—	—	—	195,132	—	—	195,132
Available-for-sale securities	—	—	—	175	—	—	—	175
Loans and receivables securities	—	—	—	—	3,610	—	—	3,610
Macro hedge of interest rate risk	—	—	—	—	1,091	—	—	1,091
Investment in associates	—	—	—	—	—	—	2	2
Intangible assets	—	—	—	—	—	—	2,178	2,178
Property, plant and equipment	—	—	—	—	—	—	1,705	1,705
Current tax assets	—	—	—	—	—	—	277	277
Deferred tax assets	—	—	—	—	—	—	566	566
Other assets	—	—	—	—	1,081	—	74	1,155

	57,412	2,426	6,777	175	231,268	—	4,802	302,860

Liabilities
Deposits by banks	—	—	—	—	—	7,784	—	7,784
Deposits by customers	—	—	—	—	—	152,643	—	152,643
Derivative financial liabilities	20,390	2,015	—	—	—	—	—	22,405
Trading liabilities	42,827	—	—	—	—	—	—	42,827
Financial liabilities designated at FVTPL	—	—	3,687	—	—	—	—	3,687
Debt securities in issue	—	—	—	—	—	51,783	—	51,783
Subordinated liabilities	—	—	—	—	—	6,372	—	6,372
Other liabilities	—	—	—	—	—	1,962	64	2,026
Provisions	—	—	—	—	—	—	185	185
Current tax liabilities	—	—	—	—	—	—	492	492
Deferred tax liabilities	—	—	—	—	—	—	209	209
Retirement benefit obligations	—	—	—	—	—	—	173	173

	63,217	2,015	3,687	—	—	220,544	1,123	290,586

Financial Statements
Notes to the Financial Statements continued

	Company
		Held at fair value			Held at amortised cost		Non-	Total
31 December 2010	Trading	Derivatives	Designated	Available-	Financial	Financial	financial
		designated	at fair value	for-sale	assets at	liabilities at	assets/
		as hedges	through P&L		amortised cost	amortised cost	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	—	—	—	—	21,408	—	—	21,408
Derivative financial instruments	1,770	1,224	—	—	—	—	—	2,994
Financial assets designated at FVTPL	—	—	5,126	—	—	—	—	5,126
Loans and advances to banks	—	—	—	—	115,957	—	—	115,957
Loans and advances to customers	—	—	—	—	179,223	—	—	179,223
Available for sale securities	—	—	—	38	—	—	—	38
Loans and receivables securities	—	—	—	—	5,378	—	—	5,378
Macro hedge of interest rate risk	—	—	—	—	114	—	—	114
Investment in subsidiary undertakings	—	—	—	—	—	—	6,869	6,869
Investment in associated undertakings	—	—	—	—	—	—	1	1
Intangible assets	—	—	—	—	—	—	1,407	1,407
Property, plant and equipment	—	—	—	—	—	—	1,204	1,204
Current tax assets	—	—	—	—	—	—	212	212
Deferred tax assets	—	—	—	—	—	—	379	379
Other assets	—	—	—	—	951	—	54	1,005

	1,770	1,224	5,126	38	323,031	—	10,126	341,315

Liabilities
Deposits by banks	—	—	—	—	—	146,240	—	146,240
Deposits by customers	—	—	—	—	—	170,579	—	170,579
Derivative financial liabilities	1,099	—	—	—	—	—	—	1,099
Financial liabilities designated at FVTPL	—	—	30	—	—	—	—	30
Debt securities in issue	—	—	—	—	—	3,177	—	3,177
Subordinated liabilities	—	—	—	—	—	6,438	—	6,438
Other liabilities	—	—	—	—	—	1,796	—	1,796
Provisions	—	—	—	—	—	—	156	156
Current tax liabilities	—	—	—	—	—	—	14	14
Deferred tax liabilities	—	—	—	—	—	—	—	—
Retirement benefit obligations	—	—	—	—	—	—	177	177

	1,099	—	30	—	—	328,230	347	329,706

	Group
		Held at fair value			Held at amortised cost		Non-	Total
31 December 2009	Trading	Derivatives	Designated at	Available-	Financial	Financial	financial
		designated	fair value	for-sale	assets at	liabilities at	assets/
		as hedges	through P&L		amortised cost	amortised cost	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash & balances at central banks	—	—	—	—	4,163	—	—	4,163
Trading assets	33,290	—	—	—	—	—	—	33,290
Derivative financial instruments	21,472	1,355	—	—	—	—	—	22,827
Financial assets designated at FVTPL	—	—	12,358	—	—	—	—	12,358
Loans and advances to banks	—	—	—	—	9,151	—	—	9,151
Loans and advances to customers	—	—	—	—	186,804	—	—	186,804
Available-for-sale securities	—	—	—	797	—	—	—	797
Loans and receivables securities	—	—	—	—	9,898	—	—	9,898
Macro hedge of interest rate risk	—	—	—	—	1,127	—	—	1,127
Investment in associates	—	—	—	—	—	—	75	75
Intangible assets	—	—	—	—	—	—	1,446	1,446
Property, plant and equipment	—	—	—	—	—	—	1,250	1,250
Current tax assets	—	—	—	—	—	—	85	85
Deferred tax assets	—	—	—	—	—	—	946	946
Other assets	—	—	—	—	999	—	75	1,074

	54,762	1,355	12,358	797	212,142	—	3,877	285,291

Liabilities
Deposits by banks	—	—	—	—	—	5,811	—	5,811
Deposits by customers	—	—	—	—	—	143,893	—	143,893
Derivative financial liabilities	16,775	2,188	—	—	—	—	—	18,963
Trading liabilities	46,152	—	—	—	—	—	—	46,152
Financial liabilities designated at FVTPL	—	—	4,423	—	—	—	—	4,423
Debt securities in issue	—	—	—	—	—	47,758	—	47,758
Subordinated liabilities	—	—	—	—	—	6,949	—	6,949
Other liabilities	—	—	—	—	—	2,263	60	2,323
Provisions	—	—	—	—	—	—	91	91
Current tax liabilities	—	—	—	—	—	—	300	300
Deferred tax liabilities	—	—	—	—	—	—	336	336
Retirement benefit obligations	—	—	—	—	—	—	1,070	1,070

	62,927	2,188	4,423	—	—	206,674	1,857	278,069

Financial Statements
Notes to the Financial Statements continued

	Company
		Held at fair value			Held at amortised cost		Non-	Total
31 December 2009	Trading	Derivatives	Designated	Available-	Financial	Financial	Financial
		designated	at fair value	for-sale	assets at	liabilities at	assets/
		as hedges	through P&L		amortised cost	amortised cost	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash & balances at central banks	—	—	—	—	3,266	—	—	3,266
Derivative financial instruments	1,256	1,283	—	—	—	—	—	2,539
Financial assets designated at FVTPL	—	—	37,145	—	—	—	—	37,145
Loans and advances to banks	—	—	—	—	109,658	—	—	109,658
Loans and advances to customers	—	—	—	—	131,749	—	—	131,749
Available-for-sale securities	—	—	—	30	—	—	—	30
Loans and receivables securities	—	—	—	—	2	—	—	2
Investment in subsidiaries	—	—	—	—	—	—	7,038	7,038
Investment in associates	—	—	—	—	—	—	76	76
Intangible assets	—	—	—	—	—	—	552	552
Property, plant and equipment	—	—	—	—	—	—	561	561
Deferred tax assets	—	—	—	—	—	—	428	428
Other assets	—	—	—	—	513	—	138	651

	1,256	1,283	37,145	30	245,188	—	8,793	293,695

Liabilities
Deposits by banks	—	—	—	—	—	116,414	—	116,414
Deposits by customers	—	—	—	—	—	159,187	—	159,187
Derivative financial liabilities	3,001	352	—	—	—	—	—	3,353
Subordinated liabilities	—	—	—	—	—	6,119	—	6,119
Other liabilities	—	—	—	—	—	1,611	—	1,611
Provisions	—	—	—	—	—	—	74	74
Current tax liabilities	—	—	—	—	—	—	92	92
Retirement benefit obligations	—	—	—	—	—	—	922	922

	3,001	352	—	—	—	283,331	1,088	287,772

b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

	Group
31 December 2010	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	26,502	26,502	—
Loans and advances to banks	3,852	3,852	—
Loans and advances to customers	195,132	200,546	5,414
Loans and receivables securities	3,610	3,310	(300)
Liabilities
Deposits by banks	7,784	7,923	(139)
Deposits by customers	152,643	153,419	(776)
Debt securities in issue	51,783	51,874	(91)
Subordinated liabilities	6,372	7,752	(1,380)

	Company
31 December 2010	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	21,408	21,408	—
Loans and advances to banks	115,957	116,406	449
Loans and advances to customers	179,223	184,471	5,248
Loans and receivables securities	5,378	5,078	(300)
Liabilities
Deposits by banks	146,240	147,969	(1,729)
Deposits by customers	170,579	171,360	(781)
Debt securities in issue	3,177	3,200	(23)
Subordinated liabilities	6,438	7,818	(1,380)

Financial Statements
Notes to the Financial Statements continued

	Group
31 December 2009	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	4,163	4,163	—
Loans and advances to banks	9,151	9,151	—
Loans and advances to customers	186,804	192,164	5,360
Loans and receivables securities	9,898	9,447	(451)
Liabilities
Deposits by banks	5,811	5,811	—
Deposits by customers	143,893	144,608	(715)
Debt securities in issue	47,758	47,483	275
Subordinated liabilities	6,949	7,902	(953)

	Company
31 December 2009	Carrying value	Fair value	Surplus/(deficit)
	£m	£m	£m

Assets
Cash and balances at central banks	3,266	3,266	—
Loans and advances to banks	109,658	111,131	1,473
Loans and advances to customers	131,749	136,518	4,769
Liabilities
Deposits by banks	116,414	119,341	(2,927)
Deposits by customers	159,187	159,814	(627)
Subordinated liabilities	6,119	7,059	(940)

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
Valuation methodology
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Further information on fair value measurement can be found in Note 1 and the Valuation techniques section below.
Fair value management
The fair value exposures, as tabled above, are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The approach to specific categories of financial instruments is described below.
(i) Assets:
Cash and balances at central banks
The carrying amount of cash and balances at central banks is deemed a reasonable approximation of the fair value.
Loans and advances to banks
The fair value of loans and advances to banks has been estimated using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below.
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

Financial Statements
Notes to the Financial Statements continued
(ii) Liabilities:
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
     The fair value of such deposits liabilities has been estimated using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below.
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below.
Intra Group balances
Included in the asset and liability categories on the Company balance sheet are outstanding intra group balances. The fair value of these balances has been determined using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below.
c) Fair value valuation bases of financial instruments carried at fair value
The following tables summarise the fair values at 31 December 2010 and 2009 of the financial asset and liability classes accounted for at fair value, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

		Group
31 December 2010				Internal models based on
		Quoted prices in		Market		Significant
		active markets		observable data		unobservable data				Valuation
Balance sheet category		(Level 1)		(Level 2)		(Level 3)		Total		technique
		£m	%	£m	%	£m	%	£m	%

Assets
Trading assets	Loans and advances to banks	—	—	8,281	12	—	—	8,281	12	A
	Loans and advances to customers	—	—	8,659	13	—	—	8,659	13	A
	Debt securities	17,821	27	—	—	—	—	17,821	27	—
	Equity securities	699	1	—	—	1	—	700	1	B

Derivative assets	Exchange rate contracts	—	—	3,474	5	61	—	3,535	5	A
	Interest rate contracts	3	—	18,681	28	—	—	18,684	28	A & C
	Equity and credit contracts	500	1	1,488	2	170	—	2,158	3	B & D

Financial assets at FVTPL	Loans and advances to banks	—	—	11	—	—	—	11	—	A
	Loans and advances to customers	—	—	5,418	8	50	—	5,468	8	A
	Debt securities	—	—	977	2	321	1	1,298	3	A

Available-for-sale financial assets	Debt securities	125	—	—	—	—	—	125	—	—
	Equity securities	12	—	38	—	—	—	50	—	B

Total assets at fair value		19,160	29	47,027	70	603	1	66,790	100

Liabilities
Trading liabilities	Deposits by banks	—	—	25,738	37	—	—	25,738	37	A
	Deposits by customers	—	—	15,971	23	—	—	15,971	23	A
	Short positions	1,118	2	—	—	—	—	1,118	2	—
	Debt securities in issue	—	—	—	—	—	—	—	—	A

Derivative liabilities	Exchange rate contracts	—	—	1,056	2	—	—	1,056	2	A
	Interest rate contracts	10	—	18,344	27	—	—	18,354	27	A & C
	Equity and credit contracts	55	—	2,838	4	102	—	2,995	4	B

Financial liabilities at FVTPL	Deposits by customers	—	—	5	—	—	—	5	—	A
	Debt securities in issue	—	—	3,545	5	137	—	3,682	5	A

Total liabilities at fair value		1,183	2	67,497	98	239	—	68,919	100

Financial Statements
Notes to the Financial Statements continued

		Group
31 December 2009				Internal models based on
		Quoted prices in		Market		Significant
		active markets		observable data		unobservable data				Valuation
Balance sheet category		(Level 1)		(Level 2)		(Level 3)		Total		technique
		£m	%	£m	%	£m	%	£m	%

Assets
Trading assets	Loans and advances to banks	—	—	6,791	10	—	—	6,791	10	A
	Loans and advances to customers	—	—	9,089	13	—	—	9,089	13	A
	Debt securities	15,932	23	—	—	—	—	15,932	23	—
	Equity securities	1,471	2	—	—	7	—	1,478	2	B

Derivative assets	Exchange rate contracts	—	—	4,088	6	37	—	4,125	6	A
	Interest rate contracts	4	—	17,223	25	—	—	17,227	25	A & C
	Equity and credit contracts	258	—	1,060	2	157	—	1,475	2	B

Financial assets at FVTPL	Loans and advances to customers	—	—	6,116	9	263	—	6,379	9	A
	Debt securities	—	—	4,498	7	1,481	2	5,979	9	A

Available-for-sale financial assets	Debt securities	747	1	—	—	—	—	747	1	—
	Equity securities	20	—	30	—	—	—	50	—	B

Total assets at fair value		18,432	26	48,895	72	1,945	2	69,272	100

Liabilities
Trading liabilities	Deposits by banks	—	—	40,824	59	—	—	40,824	59	A
	Deposits by customers	—	—	4,115	6	—	—	4,115	6	A
	Short positions	1,071	2	—	—	—	—	1,071	2	—
	Debt securities in issue	—	—	142	—	—	—	142	—	A

Derivative liabilities	Exchange rate contracts	—	—	521	1	—	—	521	1	A
	Interest rate contracts	—	—	16,212	23	—	—	16,212	23	A & C
	Equity and credit contracts	29	—	1,941	3	260	—	2,230	3	B

Financial liabilities at FVTPL	Deposits by banks	—	—	45	—	—	—	45	—	A
	Deposits by customers	—	—	12	—	—	—	12	—	A
	Debt securities in issue	—	—	4,257	6	109	—	4,366	6	A

Total liabilities at fair value		1,100	2	68,069	98	369	—	69,538	100

		Company
31 December 2010				Internal models based on
		Quoted prices in		Market		Significant
		active markets		observable data		unobservable data				Valuation
Balance sheet category		(Level 1)		(Level 2)		(Level 3)		Total		technique
		£m	%	£m	%	£m	%	£m	%

Assets
Derivative assets	Exchange rate contracts	—	—	1,002	12	—	—	1,002	12	A
	Interest rate contracts	—	—	1,955	24	—	—	1,955	24	A & C
	Equity and credit contracts	—	—	37	—	—	—	37	—	B

Financial assets at FVTPL	Loans and advances to banks	—	—	55	1	—	—	55	1	A
	Loans and advances to customers	—	—	44	1	—	—	44	1	A
	Debt securities	—	—	5,015	62	12	—	5,027	62	A

Available-for-sale financial assets	Debt securities	—	—	—	—	—	—	—	—	—
	Equity securities	—	—	38	—	—	—	38	—	B

Total assets at fair value		—	—	8,146	100	12	—	8,158	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	31	3	—	—	31	3	A
	Interest rate contracts	—	—	870	77	—	—	870	77	A & C
	Equity and credit contracts	—	—	198	18	—	—	198	18	B
Financial liabilities at FVTPL	Deposits by customers	—	—	5	—	—	—	5	—	A
	Debt securities in issue	—	—	25	2	—	—	25	2	A

Total liabilities at fair value		—	—	1,129	100	—	—	1,129	100

Financial Statements
Notes to the Financial Statements continued

		Company
31 December 2009				Internal models based on
		Quoted prices in		Market		Significant
		active markets		observable data		unobservable data				Valuation
Balance sheet category		(Level 1)		(Level 2)		(Level 3)		Total		technique
		£m	%	£m	%	£m	%	£m	%

Assets
Derivative assets	Exchange rate contracts	—	—	919	2	—	—	919	2	A
	Interest rate contracts	—	—	1,582	4	—	—	1,582	4	A & C
	Equity and credit contracts	—	—	38	—	—	—	38	—	B

Financial assets at FVTPL	Loans and advances to banks	—	—	160	1	—	—	160	1	A
	Loans and advances to customers	—	—	45	—	—	—	45	—	A
	Debt securities	—	—	36,940	93	—	—	36,940	93	A

Available-for-sale financial assets	Debt securities	—	—	—	—	—	—	—	—	—
	Equity securities	—	—	30	—	—	—	30	—	B

Total assets at fair value		—	—	39,714	100	—	—	39,714	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	2,810	84	—	—	2,810	84	A
	Interest rate contracts	—	—	353	10	—	—	353	10	A & C
	Equity and credit contracts	—	—	190	6	—	—	190	6	B

Total liabilities at fair value		—	—	3,353	100	—	—	3,353	100

The following tables present the fair values at 31 December 2010 and 2009 of the above financial assets and liabilities by product, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of products represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

	Group
31 December 2010			Internal models based on
	Quoted prices in		Market		Significant
Product	active markets		observable data		unobservable data		Total
	£m	%	£m	%	£m	%	£m	%

Assets
Government and government-guaranteed debt securities	6,755	10	—	—	—	—	6,755	10
Asset-backed securities	—	—	977	2	321	1	1,298	3
Floating rate notes	10,901	16	—	—	—	—	10,901	16
Other debt securities	290	1	—	—	50	—	340	1
UK Social housing association loans	—	—	5,418	8	—	—	5,418	8
Term deposits and money market instruments	—	—	16,951	25	—	—	16,951	25
Exchange rate derivatives	—	—	3,474	5	61	—	3,535	5
Interest rate derivatives	3	—	18,681	28	—	—	18,684	28
Equity & credit derivatives	500	1	1,488	2	170	—	2,158	3
Ordinary shares and similar securities	711	1	38	—	1	—	750	1

	19,160	29	47,027	70	603	1	66,790	100

Liabilities
Exchange rate derivatives	—	—	1,056	2	—	—	1,056	2
Interest rate derivatives	10	—	18,344	27	—	—	18,354	27
Equity & credit derivatives	55	—	2,838	4	102	—	2,995	4
Deposits and debt securities in issue	1,118	2	45,259	65	—	—	46,377	67
Debt securities in issue	—	—	—	—	137	—	137	—

	1,183	2	67,497	98	239	—	68,919	100

	Group
31 December 2009			Internal models based on
	Quoted prices in		Market		Significant
Product	active markets		observable data		unobservable data		Total
	£m	%	£m	%	£m	%	£m	%

Assets
Government and government-guaranteed debt securities	3,479	4	—	—	—	—	3,479	4
Asset-backed securities	—	—	4,498	7	1,481	2	5,979	9
Floating rate notes	11,128	16	—	—	—	—	11,128	16
Other debt securities	2,072	4	—	—	263	—	2,335	4
UK Social housing association loans	—	—	6,116	9	—	—	6,116	9
Term deposits and money market instruments	—	—	15,880	23	—	—	15,880	23
Exchange rate derivatives	—	—	4,088	6	37	—	4,125	6
Interest rate derivatives	4	—	17,223	25	—	—	17,227	25
Equity & credit derivatives	258	—	1,060	2	157	—	1,475	2
Ordinary shares and similar securities	1,491	2	30	—	7	—	1,528	2

	18,432	26	48,895	72	1,945	2	69,272	100

Liabilities
Exchange rate derivatives	—	—	521	1	—	—	521	1
Interest rate derivatives	—	—	16,208	23	—	—	16,212	23
Equity & credit derivatives	29	—	1,945	3	260	—	2,230	3
Deposits	—	—	49,395	71	—	—	49,395	71
Debt securities in issue	1,071	2	—	—	109	—	1,180	2

	1,100	2	68,069	98	369	—	69,538	100

Financial Statements
Notes to the Financial Statements continued

	Company
31 December 2010			Internal models based on
	Quoted prices in		Market		Significant
Product	active markets		observable data		unobservable data		Total
	£m	%	£m	%	£m	%	£m	%

Assets
Asset-backed securities	—	—	5,015	62	12	—	5,027	62
UK Social housing association loans	—	—	44	1	—	—	44	1
Term deposits and money market instruments	—	—	55	1	—	—	55	1
Exchange rate derivatives	—	—	1,002	12	—	—	1,002	12
Interest rate derivatives	—	—	1,955	24	—	—	1,955	24
Equity & credit derivatives	—	—	37	—	—	—	37	—
Ordinary shares and similar securities	—	—	38	—	—	—	38	—

	—	—	8,146	100	12	—	8,158	100

Liabilities
Exchange rate derivatives	—	—	31	3	—	—	31	3
Interest rate derivatives	—	—	870	77	—	—	870	77
Equity & credit derivatives	—	—	198	18	—	—	198	18
Deposits and debt securities in issue	—	—	30	2	—	—	30	2

	—	—	1,129	100	—	—	1,129	100

	Company
31 December 2009			Internal models based on
	Quoted prices in		Market		Significant
Product	active markets		observable data		unobservable data		Total
	£m	%	£m	%	£m	%	£m	%

Assets
Asset-backed securities	—	—	36,940	93	—	—	36,940	93
UK Social housing association loans	—	—	45	—	—	—	45	—
Term deposits and money market instruments	—	—	160	1	—	—	160	1
Exchange rate derivatives	—	—	919	2	—	—	919	2
Interest rate derivatives	—	—	1,582	4	—	—	1,582	4
Equity & credit derivatives	—	—	38	—	—	—	38	—
Ordinary shares and similar securities	—	—	30	—	—	—	30	—

	—	—	39,714	100	—	—	39,714	100

Liabilities
Exchange rate derivatives	—	—	2,810	84	—	—	2,810	84
Interest rate derivatives	—	—	353	10	—	—	353	10
Equity & credit derivatives	—	—	190	6	—	—	190	6

	—	—	3,353	100	—	—	3,353	100

d) Valuation techniques
The main valuation techniques employed in the Group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2010 and 2009 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2010, 2009 and 2008, except for the technique applied in 2009 to the holdings of Portuguese mortgage-backed securities classified as FVTPL — Debt securities, described on page 255 for Instrument 8.

A	In the valuation of financial instruments requiring static hedging (for example interest rate and currency derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments.

B	In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality.

C	In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.

D	In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

Financial Statements
Notes to the Financial Statements continued
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
e) Fair value adjustments
The internal models incorporate assumptions that the Group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Group considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.
     The Group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Banking & Markets. The magnitude and types of fair value adjustment adopted by Global Banking & Markets are listed in the following table:

	2010	2009
	£m	£m

Risk-related:
- Bid-offer and trade specific adjustments	62	139
- Uncertainty	49	68
- Credit risk adjustment	15	8

	126	215

Model-related:
- Model limitation	25	21

Day One profits	—	—

	151	236

Risk-related adjustments
‘Risk-related’ adjustments are driven, in part, by the magnitude of the Group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.
(i) Bid-offer and trade specific adjustments
IAS 39 requires that portfolios are marked at bid or offer, as appropriate. Bid prices represent the price at which a long position could be sold and offer prices represent the price at which a short position could be bought back. Valuation models will typically generate mid market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the actual position.
     The majority of the bid-offer adjustment relates to OTC derivative portfolios. For each portfolio, the major risk types are identified. These may include, inter alia, delta (the sensitivity to changes in the price of an underlying), vega (the sensitivity to changes in volatilities) and basis risk (the sensitivity to changes in the spread between two rates). For each risk type, the net portfolio risks are first classified into buckets, and then a bid-offer spread is applied to each risk bucket based upon the market bid-offer spread for the relevant hedging instrument.
     The granularity of the risk bucketing is determined by reference to several factors, including the actual risk management practice undertaken by the Group, the granularity of risk bucketing within the risk reporting process, and the extent of correlation between risk buckets. Within a risk type, the bid-offer adjustment for each risk bucket may be aggregated without offset or limited netting may be applied to reflect correlation between buckets. There is no netting applied between risk types or between portfolios that are not managed together for risk management purposes. There is no netting across legal entities.

Financial Statements
Notes to the Financial Statements continued
As bid-offer spreads vary by maturity and risk type to reflect different spreads in the market, for positions where there is no observable quote, a trade specific adjustment is further made. This is to reflect widened spreads in comparison to proxies due to reduced liquidity or observability. Trade specific adjustment can also made to incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds or on exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.
(ii) Uncertainty
Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective, with less market evidence available from which to determine general market practice. In these circumstances, there exists a range of possible values that the financial instrument or market parameter may assume and an adjustment may be necessary to reflect the likelihood that in estimating the fair value of the financial instrument, market participants would adopt rather more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model. Uncertainty adjustments are derived by considering the potential range of derivative portfolio valuation given the available market data. The objective of an uncertainty adjustment is to arrive at a fair value that is not overly prudent but rather reflects a level of prudence believed to be consistent with market pricing practice.
     Uncertainty adjustments are applied to various types of exotic OTC derivative. For example, the mean reversion speed of interest rates may be an important component of an exotic derivative value and an uncertainty adjustment may be taken to reflect the range of possible values that market participants may assume for this parameter.
(iii) Credit risk adjustment
The Group adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and the Group may not receive the full market value of the transactions. The Group calculates a separate credit risk adjustment for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. The Group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. The net counterparty exposure (i.e. counterparty positions netted by offsetting transactions and both cash and securities collateral) is then assessed for counterparty creditworthiness. The Group has only a limited exposure to monolines, consisting of exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures, as described in the Risk Management Report on page 129. The description below relates to the credit risk adjustment taken against counterparties other than monolines.
     The Group calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default (i.e. the loss given default or ‘LGD’). The timing of the expected losses is reflected by using a discount factor. The calculation is performed over the life of the potential exposure i.e. the credit risk adjustment is measured as a lifetime expected loss.
     The expected positive exposure is calculated at a portfolio level and is based on the underlying risks of the portfolio. The main drivers of the expected positive exposure are the size of the risk position with the counterparty along with the prevailing market environment. The probability of default assumptions are based upon analysis of historic default rates. The credit rating used for a particular counterparty is that determined by the Group’s internal credit process. The LGD is calculated at the facility level and takes into account the counterparty characteristics. Credit ratings and LGD are updated by the credit team as new relevant information becomes available and at periodic reviews performed at least annually.
     The Group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the Group believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Group’s credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives. The Group has not realised any profit or loss on revaluing fair values of derivatives to reflect its own creditworthiness. If the Group had reflected such adjustments it would not have had a material impact on the valuations. Consequently, the Group does not derive the adjustment on a bilateral basis and has a zero adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’.
     For certain types of exotic derivatives where the products are not currently supported by the standard methodology, the Group adopts an alternative methodology. Alternative methodologies used by the Group fall into two categories. One method maps transactions against the results for similar products which are accommodated by the standard methodology. Where such a mapping approach is not appropriate, a bespoke methodology is used, generally following the same principles as the standard methodology, reflecting the key characteristics of the instruments but in a manner that is computationally less intensive. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the standard methodology described previously.

Financial Statements
Notes to the Financial Statements continued
The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is related to the probability of default of the counterparty. A more detailed description of wrong-way risk is set out below.
     The Group includes all third-party counterparties in the credit risk adjustment calculation and the Group does not net credit risk adjustments across Group entities. During 2010, there were no material changes made by the Group to the methodologies used to calculate the credit risk adjustment.
Wrong-way risk
Wrong-way risk is an aggravated form of concentration risk and arises when there is a strong correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction. Wrong-way risk can be seen in the following examples:
>	when the counterparty is resident and/or incorporated in an emerging market and seeks to sell a non-domestic currency in exchange for its home currency;

>	when the trade involves the purchase of an equity put option from a counterparty whose shares are the subject of the option;

>	the purchase of credit protection from a counterparty who is closely associated with the reference entity of the credit default swap or total return swap; and

>	the purchase of credit protection on an asset type which is highly concentrated in the exposure of the counterparty selling the credit protection.
Exposure to ‘wrong way risk’ is limited via internal governance processes and deal pricing. The Group considers that an appropriate adjustment to reflect wrong way risk is currently zero.
Model-related adjustments
These adjustments are primarily related to internal factors, such as the ability of the Group’s models to incorporate all material market characteristics. A description of each adjustment type is given below:
(i) Model limitation
Models used for portfolio valuation purposes, particularly for exotic derivative products, may be based upon a simplifying set of assumptions that do not capture all material market characteristics or may be less reliable under certain market conditions. Additionally, markets evolve, and models that were adequate in the past may require development to capture all material market characteristics in current market conditions. In these circumstances, model limitation adjustments are adopted outside the core valuation model. The adjustment methodologies vary according to the nature of the model. The Quantitative Risk Group (‘QRG’), an independent quantitative support function reporting into Risk Department, highlights the requirement for model limitation adjustments and develops the methodologies employed. Over time, as model development progresses, model limitations are addressed within the core revaluation models and a model limitation adjustment is no longer needed.
Day One profits adjustments
Day One profit adjustments are adopted where the fair value estimated by a valuation the model is based on one or more significant unobservable inputs, in accordance with IAS 39. Day One profits adjustments are amounts that have yet to be recognised in the income statement, which represent the difference between a transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition), less amounts subsequently recognised. Day One profits adjustments are calculated and reported on a portfolio basis. As at 31 December 2010 and 2009, the Day One profits adjustments were less than £1m.
f) Control framework
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with the Risk Department and the Finance Department. For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, direct observation of a traded price may not be possible. In these circumstances, the Group will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable.
     The factors that are considered in this regard include:
>	the extent to which prices may be expected to represent genuine traded or tradeable prices;

>	the degree of similarity between financial instruments;

>	the degree of consistency between different sources;

>	the process followed by the pricing provider to derive the data;

>	the elapsed time between the date to which the market data relates and the balance sheet date; and

>	the manner in which the data was sourced.

Financial Statements
Notes to the Financial Statements continued
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
Internal valuation model review
Models provide a logical framework for the capture and processing of necessary valuation inputs. For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of:
>	The logic within valuation models;

>	The inputs to those models;

>	Any adjustments required outside the valuation models; and

>	Where possible, model outputs.
All internal valuation models are validated independently by QRG. A validation report is produced for each model-derived valuation that assesses the mathematical assumptions behind the model and the implementation of the model and its integration within the trading system. Where there is observable market data, the models calibrate to market. Where pricing data is unobservable then the input parameters are regularly reviewed by QRG.
     The independent valuation process applies fair value adjustments in line with the Group’s established documented policies. The results of the independent validation process are reported to, and considered monthly by Risk Fora. Each Risk Forum is composed of representatives from several independent support functions (Product Control, Market Risk, QRG and Finance) in addition to senior management and the front office. The members of each Risk Forum consider the appropriateness and adequacy of the fair value adjustments and the effectiveness of valuation models. Changes to the fair value adjustments methodologies are considered by the Risk Fora and signed off by the Head of Wholesale Risk. The Risk Fora are overseen by the Wholesale Risk Oversight Forum and Risk Committee.
g) Internal models based on observable market data (Level 2)
During 2010, 2009 and 2008, there were no transfers between Level 1 and Level 2 financial instruments.
1. Trading Assets
Loans and advances to banks and loans and advances to customers — securities purchased under resale agreements
These instruments consist of reverse repos with both professional non-bank customers and bank counterparties as part of the Group’s trading activities. The fair value of reverse repos is estimated by using the ‘present value’ method. Future cash flows are evaluated taking into consideration any derivative features of the reverse repos and are then discounted using the appropriate market rates for the applicable maturity and currency. Under these agreements, the Group receives collateral with a market value equal to, or in excess of, the principal amount loaned. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the counterparty related to these agreements. As the inputs used in the valuation are based on observable market data, these reverse repos are classified within level 2 of the valuation hierarchy.
Loans and advances to banks and loans and advances to customers — other
These instruments consist of term deposits placed which are short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. The fair value of loans and advances to banks and loans and advances to customers is estimated using the ‘present value’ method. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments. As the inputs used in the valuation are based on observable market data, these loans are classified within level 2 of the valuation hierarchy.
2. Derivative assets and liabilities
These instruments consist of exchange rate contracts, interest rate contracts, equity and credit contracts and equity derivatives. The models used in estimating the fair value of these derivatives do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgement, and the inputs used in the models are observable market data such as plain vanilla interest rate swaps and option contracts. As the inputs used in the valuation are based on observable market data, these derivatives are classified within level 2 of the valuation hierarchy.
     Certain derivatives which represent cross currency swaps, reversionary property interests, credit default swaps and options and forwards contain significant unobservable inputs or are traded less actively or traded in less-developed markets, and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed in the ‘internal models based on information other than market data’ section below.

Financial Statements
Notes to the Financial Statements continued
3. Financial assets at FVTPL
Loans and advances to customers
These instruments consist of loans secured on residential property to housing associations. The fair value of these social housing loans is estimated using the ‘present value’ model based on an average benchmark market observable spreads. Observable market data include current market spreads for new accepted mandates and bids for comparable loans and are used to support or challenge the benchmark level. This provides a range of reasonably possible estimates of fair value. As the inputs used in the valuation are based on market observable data, these loans are classified within level 2 of the valuation hierarchy.
     Certain loans and advances to customers which represent a portfolio of roll-up mortgages contain significant unobservable inputs and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.
Debt securities
These instruments consist of holdings of asset-backed securities and collateralised synthetic obligations. A significant portion of these securities are priced using the ‘present value’ models, based on observable market data e.g. LIBOR, credit spreads. Where there are quoted prices for these instruments, the model value is checked against the quoted prices for reference purposes, but is not used as the fair value as the market for these instruments are lacking in liquidity and depth. As the inputs used in the valuation are based on observable market data, these debt securities are classified within level 2 of the valuation hierarchy.
     Certain debt securities which represent reversionary property securities, securities issued by Santander entities and collateralised synthetic obligations (‘CSOs’) contain significant unobservable inputs, and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.
4. Available-for-sale financial assets — Equity securities
These instruments consist of unquoted equity investments in companies providing infrastructure services to the financial services industry and a small portfolio held within the Santander UK Foundation (which is consolidated by the Group). In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. As the inputs used in the valuation are based on observable market data, these equity securities are classified within level 2 of the valuation hierarchy.
5. Trading liabilities
Deposits by banks and deposits by customers — securities sold under repurchase agreements
These instruments consist of repos with both professional non-bank customers and bank counterparties as part of the Group’s trading activities. The fair value of repos is estimated using the same technique as those reverse repos in trading assets discussed above. Under these agreements, the Group is required to provide and maintain collateral with a market value equal to, or in excess of, the principal amount borrowed. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the Group related to these agreements. As the inputs used in the valuation are based on observable market data, these repos are classified within level 2 of the valuation hierarchy.
Deposits by banks and deposits by customers — other
These instruments consist of certain term and time deposits which tend to be short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets — loans and advances to banks and loans and advances to customers discussed above. As the inputs used in the valuation are based on observable market data, these deposits are classified within level 2 of the valuation hierarchy.
Debt securities in issue
These instruments consist of certificates of deposit and commercial paper issued by the Group and are valued using the ‘present value’ method. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. As the inputs used in the valuation are based on observable market data, these certificates of deposit and commercial paper are classified within level 2 of the valuation hierarchy.
6. Financial liabilities at FVTPL
Deposits by banks and deposits by customers
These deposits are valued using the same techniques as those instruments in trading assets — Loans and advances to banks and loans and advances to customers discussed above. As the inputs used in the valuation are based on observable market data, these deposits are classified within level 2 of the valuation hierarchy.
Debt securities in issue
These instruments include commercial paper, medium term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL — debt securities discussed above. As the inputs used in the valuation are based on observable market data, these debt securities are classified within level 2 of the valuation hierarchy.

Financial Statements
Notes to the Financial Statements continued
Certain debt securities in issue which represent the more exotic senior debt issuances, consisting of power reverse dual currency (‘PRDC’) notes contain significant unobservable inputs and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.
h) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet		Amount recognised in
			value		income/(expense)
			2010	2009	2010	2009	2008
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m

1. Trading assets	Equity securities	Property unit trusts	1	7	—	(1)	16

2. Derivative assets	Exchange rate contracts	Cross-currency swaps	61	37	42	14	5

3. Derivative assets	Equity and credit contracts	Reversionary property interests	67	73	(6)	(4)	3

4. Derivative assets	Credit contracts	Credit default swaps	38	—	—	—	—

5. Derivative assets	Equity contracts	Options and forwards	65	84	(8)	(5)	91

6. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	50	263	5	(36)	58

7. FVTPL	Debt securities	Reversionary property securities	240	262	2	(4)	1

8. FVTPL	Debt securities	Portuguese mortgage-backed securities	—	—	—	—	(144)
		Other asset-backed securities	69	1,169	53	62	(184)

9. FVTPL	Debt securities	Collateralised synthetic obligations	12	50	(2)	—	—

10. Derivative liabilities	Equity contracts	Options and forwards	(102)	(260)	99	(82)	(94)

11. FVTPL	Debt securities in issue	Non-vanilla debt securities	(137)	(109)	(42)	(23)	(5)

Total net assets			364	1,576	—	—	—

Total income/(expense)			—	—	143	(79)	(253)

Valuation technique
1. Trading assets — Equity securities
These unit trusts are valued using net asset values, which are regular third party asset valuations, with an adjustment for the estimated discount to asset value inherent in current similar market prices, reflecting the specific asset characteristics and degree of leverage in each unit trust.
     The Group is responsible for the valuations of the net assets and, in doing so, considers or relies in part on a report of a third party expert. The unobservable input for the valuation of these financial instruments is the discount to asset value. It is determined for each asset class and degree of leverage. At 31 December 2010, the adjustment was no longer significant.
2. Derivative assets — Exchange rate contracts
These cross currency swaps are used to hedge the foreign currency risks arising from the power reverse dual currency (‘PRDC’) notes issued by the Group, as described in Instrument 11 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market. Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable.
     The significant unobservable inputs for the valuation of these financial instruments are the long dated FX volatility and the correlation between the underlying assets. The correlation between the underlying assets is assumed to be zero, as there are no actively traded options from which correlations between the underlying assets could be implied. Furthermore, the zero correlation assumption implies that the sources of the long dated FX volatility are independent.
Long dated FX volatility
Long dated FX volatility is extrapolated from shorter-dated FX volatilities which are directly observable on the market. Short dated FX volatility is observable from the trading of FX options. As there is no active market for FX options with maturities greater than five years (long-dated FX options), long-dated FX volatility is not market observable. Furthermore, as historical prices are not relevant in determining the cost of hedging long-dated FX risk, long-dated FX volatility cannot be inferred from historical volatility. The Group extrapolates the long-dated FX volatility from the shorter-dated FX volatilities using Black’s model. FX volatility is modelled as the composition of the domestic interest rate, foreign interest rates and FX spot volatilities using standard Hull-White formulae. The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. Using short dated FX options, the FX spot volatility is calculated which is then extrapolated to derive the long dated FX volatility.

Financial Statements
Notes to the Financial Statements continued
3. Derivative assets — Equity and credit contracts
These reversionary property derivatives are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the Group’s reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Launched in 1984, the Halifax’s UK HPI is the UK’s longest running monthly house price data series covering the whole country. The indices calculated are standardised and represent the price of a typically transacted house. Both national and regional HPI are published. The national HPI is published monthly. The regional HPI reflects the national HPI disaggregated into 12 UK regions and is published quarterly. Both indices are published on two bases, including and excluding seasonal adjustments in the housing market. The Group uses the non-seasonally adjusted (‘NSA’) national and regional HPI in its valuation model to avoid any subjective judgement in the adjustment process which is made by Halifax.
     The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.
HPI Spot Rate
The HPI spot rate used in the model is a weighted average of NSA regional HPI spot rates i.e. adjusted for difference in the actual regional composition of the property underlying the Group’s reversionary interest portfolio and the composition of the published regional indices. The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the growth rate over the relevant time period inferred from the national HPI spot rates (which are observable market data and published monthly) to the most recently calculated weighted average regional HPI spot rate based on published regional indices.
     An adjustment is also made to reflect the specific property risk i.e. possible deviation between the actual growth in the house prices underlying the Group’s reversionary interest portfolio and their assumed index-linked growth, which is based on the regional HPI. This adjustment is based on the average historical deviation of price changes of the Group’s actual property portfolio from that of the published indices over the time period since the last valuation date.
HPI Forward Growth Rate
Long-dated HPI forward growth rate is not directly observable in the market but is estimated from broker quotes and traded forward contracts. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long dated data. This spread is calculated by analysing the historical volatility of the HPI, whilst incorporating mean reversion. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.
Mortality Rate
Mortality rates are obtained from the PNMA00 and PNFA00 Continuous Mortality Investigation Tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Group’s reversionary property products underlying the derivatives.
4. Derivative assets — Equity and credit contracts
These derivative assets are credit default swaps held against certain bonds. The credit default swaps are valued using the credit spreads of the referenced bonds. These referenced bonds are valued with the assistance of valuations prepared by an independent, specialist valuation firm as a deep and liquid market does not exist.
     In valuing the credit default swaps, the main inputs used to determine the underlying cost of credit are quoted risk premiums and the correlation between the quoted credit derivatives of various issuers. The assumptions relating to the correlation between the values of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected. The other main input is the probability of default of the referenced bonds. The significant unobservable input for the valuation of these financial instruments is the probability of default.
Probability of default
The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.
5. Derivative assets — Equity contracts
There are three types of derivatives within this category:
European options
These derivatives are valued using a modified Black-Scholes model where the HPI is log-normally distributed with the forward rates determined from the HPI forward growth.
Asian options
Asian (or average value) options are valued using a modified Black-Scholes model, with an amended strike price and volatility assumption to account for the average exercise period, through a closed form adjustment that reflects the strike price relative to the distribution of stock prices at each relevant date. This is also known as the Curran model.

Financial Statements
Notes to the Financial Statements continued
Forward contracts
Forward contracts are valued using a standard forward pricing model.
The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility. The principal pricing parameter is HPI forward growth rate.
HPI Spot Rate
The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 3 above, as the underlying of these derivatives is the UK national HPI spot rate.
HPI Forward Growth Rate
The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 3 above.
HPI Volatility
Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons.
6. FVTPL — Loans and advances to customers
These loans and advances to customers represent roll-up mortgages, which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The Group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.
     The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, the Group uses a probability-weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative pledges’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.
     The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 3 above. Discussion of the HPI volatility is the same as for Instrument 5 above.
Repayment rates
The costs to the Group arising from early repayment by customers are estimated from prices of swaptions which reflect the costs associated with unwinding the swap hedges held by the Group against these roll-up mortgages in the event of early repayment. Early repayment most typically occurs following a fall in market interest rates. Prepayment rates were taken from the academic paper ‘Pricing and Risk Capital in the Equity Release Market’, presented to the Institute and Faculty of Actuaries in 2007.
7. FVTPL — Debt securities
These debt securities consisting of reversionary property securities are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of the Group’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the home owner vacating the property through death and is calculated from death rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.
     The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 3 above.
     An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 3 above.
8. FVTPL — Debt securities
There are two types of debt securities that were within this category:
Portuguese mortgage-backed securities
In December 2009, Euro 190m of the Group’s holdings of these securities were purchased by the issuer. As a result, the Group’s remaining positions in these securities were transferred to Level 2. Prior to 2009, these securities were valued using a valuation model with reference to the most relevant generic curve (in this case, Portuguese residential mortgage-backed securities) from a consensus pricing service and an assumption with respect to the specific credit spread for that instrument as inputs to derive valuations.

Financial Statements
Notes to the Financial Statements continued
Group asset-backed securities
These securities consist of residential mortgage-backed securities issued by Santander entities. In 2009, the portfolio also included other securities issued by Santander entities which were backed by small business and automotive loans and other collateralised debt obligations. These other securities were sold in 2010.
     Each instrument was valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than insignificant difference between the two sources.
     The significant unobservable input is the adjustment to the credit spread embedded in the pricing consensus quotes.
9. FVTPL — Debt securities

These debt securities are valued with the assistance of valuations prepared by an independent, specialist valuation firm. The intrinsic valuation analysis features two key themes:
>	Analysis of the transaction structure including subordination levels, relevant performance triggers and underlying cash collateral held within the vehicles. This analysis is particularly relevant to recognising the differing structural features of the various securities and the material impact that they can have on the ability of the structure to withstand underlying defaults.

>	Analysis of the credit quality of the underlying assets within the vehicles. This involves a structured risk categorisation methodology, which includes an initial assessment of issuer credit default swap spreads and credit ratings, before a qualitative overview is undertaken in order to confirm the final risk categorisation of the various assets. Once the assets have been confirmed into an appropriate risk category they are then allocated an expected default probability in relation to their remaining tenor to maturity. Finally, expected recovery rates are overlaid to the default probabilities in order to produce expected loss figures for the underlying assets.
The expected losses on the underlying assets are then modelled through the transaction structure in order to generate intrinsic valuations for the securities on both a base case and stressed scenarios (where the expected default rates and recovery rates are adjusted to stressed levels).
10. Derivative liabilities — Equity contracts
These derivatives are the same as Instrument 5 with the exception that they have a negative fair value.
11. FVTPL — Debt securities in issue
These debt securities in issue are power reverse dual currency notes. These notes are financial structured products where an investor is seeking a better return and a borrower/issuer a lower rate by taking advantage of the interest rate differential between two countries. The note pays a foreign interest rate in the investor’s domestic currency. The power component of the name denotes higher initial coupons and the fact that coupons rise as the domestic/foreign exchange rate depreciates. The power feature comes with a higher risk for the investor. Cash flows may have a digital cap feature where the rate gets locked once it reaches a certain threshold. Other add-on features are barriers such as knockouts and cancellation provisions for the issuer.
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
     The significant unobservable inputs for the valuation of these financial instruments are the long dated FX volatility and the correlation between the underlying assets and are the same as Instrument 2.
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy
The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets				Liabilities
	Trading	Derivatives	Fair value	Total	Derivatives	Fair value	Total
	Assets		through P&L			through P&L
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2010	7	194	1,744	1,945	(260)	(109)	(369)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	—	28	58	86	99	(42)	57
- Foreign exchange and other movements	—	(16)	3	(13)	—	10	10
Purchases	—	38	—	38	—	—	—
Sales	(6)	—	(1,275)	(1,281)	—	—	—
Settlements	—	(13)	(159)	(172)	59	4	63

At 31 December 2010	1	231	371	603	(102)	(137)	(239)

Total gains/(losses) recognised in profit/(loss) relating to those assets and liabilities held at the end of the year	—	12	61	73	99	(32)	67

Financial Statements
Notes to the Financial Statements continued

	Assets				Liabilities
	Trading	Derivatives	Fair value	Total	Derivatives	Fair value	Total
	Assets		through P&L			through P&L
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2009	37	154	4,629	4,820	(169)	(247)	(416)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(1)	5	22	26	(82)	(23)	(105)
- Foreign exchange and other movements	(3)	43	(106)	(66)	(18)	5	(13)
Purchases/issues	—	—	30	30	—	—	—
Sales	(26)	—	(121)	(147)	—	—	—
Settlements	—	(8)	(499)	(507)	9	156	165
Transfers in	—	—	50	50	—	—	—
Transfers out	—	—	(2,261)	(2,261)	—	—	—

At 31 December 2009	7	194	1,744	1,945	(260)	(109)	(369)

Total gains/(losses) recognised in profit/(loss) relating to those assets and liabilities held at the end of the year	(4)	48	(84)	(40)	(100)	(18)	(118)
Financial instrument assets and liabilities at 31 December 2010
Financial instrument assets valued using internal models based on information other than market data were 1% (2009: 2%) of total assets measured at fair value and 0.2% (2009: 0.7%) of total assets at 31 December 2010.
     Trading assets decreased in 2010 principally due to assets being sold. Derivative assets increased in 2010 principally due to purchases of credit default swaps. Assets designated at fair value through profit or loss decreased in 2010 principally due to sales and maturities of securities issued by Santander entities which were backed by small business and automotive loans and other collateralised debt obligations.
     Financial instrument liabilities valued using internal models based on information other than market data were 0.3% (2009: 0.5%) of total liabilities measured at fair value and 0.1% (2009: 0.1%) of total liabilities at 31 December 2010.
     Derivative liabilities decreased in 2010 due to settlements and gains reflecting changes in credit spreads, the HPI index and foreign exchange rates. Liabilities designated at fair value through profit or loss decreased in 2010 principally due to maturities of debt securities in issue.
Financial instrument assets and liabilities at 31 December 2009
Financial instrument assets valued using internal models based on information other than market data were 2% (2008: 7%) of total assets measured at fair value and 0.7% (2008: 2%) of total assets at 31 December 2009.
     Trading assets decreased in 2009 principally due to assets being sold. Derivative assets increased in 2009 principally due to gains reflecting changes in foreign exchange rates. Assets designated at fair value through profit or loss decreased in 2009 principally due to settlements and transfers to Level 2. During December 2009, euro 190m of the Group’s holdings of AAA-rated prime mortgage-backed securities were sold to the issuer. As a result, the Group’s remaining positions in these securities of £2,261m were transferred to Level 2. During 2009, there were acquisitions of £30m of financial instrument assets valued using internal models based on information other than market data.
     Financial instrument liabilities valued using internal models based on information other than market data were 0.5% (2008: 0.6%) of total liabilities measured at fair value and 0.1% (2008: 0.1%) of total liabilities at 31 December 2009. Derivative liabilities increased in 2009 principally due to losses reflecting changes in credit spreads, the HPI index and foreign exchange rates. Liabilities designated at fair value through profit or loss decreased in 2009 principally due to maturities of debt securities in issue.
Gains and losses for the year ended 31 December 2010
Gains of £12m in respect of derivatives assets principally reflected changes in credit spreads and the HPI Index offset by unfavourable movements in foreign exchange rates. Gains of £61m in respect of assets designated at fair value through profit or loss principally reflected the smaller mark to market volatility on a reduced portfolio of asset-backed and mortgage-backed securities held during the year.
     Gains of £99m in respect of derivatives liabilities principally reflected changes in credit spreads, the HPI Index and foreign exchange rates. Losses of £32m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange and interest rates. They are fully matched with derivatives.
Gains and losses for the year ended 31 December 2009
Losses of £4m in respect of trading assets principally reflected the lack of market liquidity during the year. Gains of £48m in respect of derivatives assets principally reflected movements in foreign exchange rates. Losses of £84m in respect of assets designated at fair value through profit or loss principally reflected changes in foreign exchange rates partly offset by an increase in the value of the prime securities due to tightening of credit spreads of asset-backed and mortgage-backed securities.
     Losses of £100m in respect of derivatives liabilities principally reflected changes in credit spreads, the HPI index and foreign exchange rates. Losses of £18m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange and interest rates. They are fully matched with derivatives.

Financial Statements
Notes to the financial Statements continued
Gains and losses for the year ended 31 December 2008
The value of the prime securities classified as FVTPL — Debt securities (Instrument 8) decreased due to an increase in credit spreads reflecting a general lack of demand for asset-backed and mortgage-backed securities, exacerbated by the collapse of wholesale funding activity which led to a significant decline in wider asset demand. The Group believed that the fair values of these instruments diverged materially from the amounts it anticipated realising on maturity, because the mortgages underlying these securities continued to perform adequately. The values of the HPI-related loans and advances to customers, debt securities and associated derivatives declined due to a further lack of market liquidity.
     The terms of the instruments presented as FVTPL — debt securities in issue (instrument 11) and related exchange rate derivatives (instrument 2) are fully matched. The movement in these financial instruments reflects changes in foreign exchange rates and interest rates.
     The Group risk manages the unit trusts using derivative positions valued using quoted prices in active markets, or internal models based on observable market data. The effects of these risk management activities are not reflected in the gains and losses included in the table above.
Gains and losses on assets and liabilities classified as held for trading and fair value changes on long-term debt designated at fair value and related derivatives are presented in the income statement under “Net trading and other income”. The income statement line item “Net trading and other income” also captures fair value movements on all other financial instruments designated at fair value and related derivatives.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)
As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions.
     Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any offsetting or hedged positions.
At 31 December 2010

				Reflected in income statement
				Favourable	Unfavourable
Balance sheet note line item and product	Fair value	Assumptions	Shift	changes	changes
	£m			£m	£m

1. Trading assets — Equity securities:	1	Estimated discount to asset value	10%	—	—
— Property unit trusts

3. Derivative assets — Equity and credit contracts:	67	HPI Forward growth rate	1%	10	(10)
— Reversionary property derivatives		HPI Spot rate	10%	7	(7)
		Mortality rate	2 yrs	1	(1)

4. Derivative assets — Equity and credit contracts:	38	Probability of default	20%	12	(12)
— Credit default swaps

5. Derivative assets — Equity and credit contracts:	65	HPI Forward growth rate	1%	7	(7)
— Options and forwards		HPI Spot rate	10%	4	(4)
		HPI Volatility	1%	1	(1)

6. FVTPL — Loans and advances to customers:	50	HPI Forward growth rate	1%	1	(1)
— Roll-up mortgage portfolio		HPI Spot rate	10%	—	—
		HPI Volatility	1%	—	—
		Mortality rate	2 yrs	—	—

7. FVTPL — Debt securities:	240	HPI Forward growth rate	1%	20	(20)
— Reversionary property securities		HPI Spot rate	10%	23	(23)
		Mortality rate	2 yrs	3	(3)

8. FVTPL — Debt securities:	69	Credit spread	3%	3	(3)
— Other asset-backed securities

9. FVTPL — Debt securities:	12	Probability of default	20%	8	(1)
— Collateralised synthetic obligations

10. Derivative liabilities — Equity and credit contracts:	(102)	HPI Forward growth rate	1%	4	(4)
— Options and forwards		HPI Spot rate	10%	13	(17)
		HPI Volatility	1%	2	(2)

Financial Statements
Notes to the Financial Statements continued
At 31 December 2009

				Reflected in income statement
				Favourable	Unfavourable
Balance sheet note line item and product	Fair value	Assumptions	Shift	changes	changes
	£m			£m	£m

1. Trading assets — Equity securities:	7	Estimated discount to asset value	10%	1	(1)
— Property unit trusts

3. Derivative assets — Equity and credit contracts:	73	HPI Forward growth rate	1%	11	(11)
— Reversionary property derivatives		HPI Spot rate	10%	8	(8)
		Mortality rate	2 yrs	1	(1)

5. Derivative assets — Equity and credit contracts:	84	HPI Forward growth rate	1%	3	(3)
— Options and forwards		HPI Spot rate	10%	3	(2)
		HPI Volatility	1%	1	(1)

6. FVTPL — Loans and advances to customers:	263	HPI Forward growth rate	1%	28	(28)
— Roll-up mortgage portfolio		HPI Spot rate	10%	9	(11)
		HPI Volatility	1%	5	(5)
		Mortality rate	2 yrs	7	(6)

7. FVTPL — Debt securities:	262	HPI Forward growth rate	1%	24	(24)
— Reversionary property securities		HPI Spot rate	10%	27	(27)
		Mortality rate	2 yrs	5	(5)

8. FVTPL — Debt securities:	1,169	Credit spread	75 bps	15	(15)
— Other asset-backed securities

9. FVTPL — Debt securities:	50	Probability of default	20%	24	(6)
— Collateralised synthetic obligations

10. Derivative liabilities — Equity and credit contracts:	(260)	HPI Forward growth rate	1%	14	(14)
— Options and forwards		HPI Spot rate	10%	32	(37)
		HPI Volatility	1%	2	(2)

No sensitivities are presented for the FVTPL — debt securities in issue (instrument 11) and related exchange rate derivatives (instrument 2), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.
51. Capital management and resources
This note reflects the transactions and amounts reported on a basis consistent with the Group’s regulatory filings.
Capital management and capital allocation
The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Chief Executive Officer and from her to specific individuals who are members of the Group’s Asset and Liability Management Committee (‘ALCO’).
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
     The Group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly at ALCO. Capital requirements are also reviewed as part of the ICAAP process while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) Process. To support its capital and senior debt issuance programmes, the Group is rated on a stand alone basis.
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

Financial Statements
Notes to the Financial Statements continued
Capital adequacy
The Group manages its capital on a Basel II basis. During the years ended 31 December 2010 and 2009, the Group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.
Group Capital

	2010	2009
	£m	£m

Core Tier 1 capital	11,128	6,520
Deductions from Core Tier 1 capital	(2,632)	(1,941)

Total Core Tier 1 capital after deductions	8,496	4,579
Other Tier 1 capital	2,394	1,859

Total Tier 1 capital after deductions	10,890	6,438

Tier 2 capital	4,731	5,832
Deductions from Tier 2 capital	(453)	(400)

Total Tier 2 capital after deductions	4,278	5,432

Total Capital Resources	15,168	11,870

Tier 1 includes audited profits for the years ended 31 December 2010 and 2009 respectively after adjustment to comply with UK Financial Services Authority rules.
     Tier 1 deductions primarily relate to goodwill and expected losses. In addition, the Group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset.
     The expected loss deduction represents the difference between expected loss calculated in accordance with the Group’s IRB models, and the impairment losses calculated in accordance with IFRS. The Group’s accounting policy for impairment loss allowances is set out in Note 1. Expected losses are higher than the impairment losses as the expected loss amount includes all losses that are anticipated to arise over the twelve months following the balance sheet date, not just those incurred at the balance sheet date.
     The increase in Core Tier 1 capital primarily related to additional share capital subscribed for during the year. The increase in Tier 1 deductions primarily related to additional goodwill following the acquisition of certain businesses as described in Note 49. The decrease in Tier 2 primarily related to subordinated debt redeemed during the year. Deductions from Tier 2 represented expected losses and securitisation positions described above.
52. Consolidating financial information
Abbey National Treasury Services plc (‘ANTS plc’) is a wholly owned subsidiary of the Company and was able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the US Securities and Exchange Commission (the ‘Registration Statement’). The Registration Statement expired in December 2008. It is intended to file a shelf registration statement with the US Securities and Exchange Commission in the first half of 2011. The Company has fully and unconditionally guaranteed the obligations of ANTS plc that have been, or will be incurred before 31 July 2012: this guarantee includes all securities issued by ANTS plc pursuant to the Registration Statement.
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
     Under IAS 27, the Company and ANTS plc account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase/(decrease) the results for the year of the Company and ANTS plc in the information below by £153m and £(210)m, respectively (2009: £443m and £(178)m, 2008: £517m and £127m). The net assets of the Company and ANTS plc in the information below would also be increased by £675m and £108m, respectively (2009: £584m and £316m).

Financial Statements
Notes to the Financial Statements continued
a) Income statements

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2010	£m	£m	£m	£m	£m

Net interest income	1,794	359	1,673	(12)	3,814
Fee, commission, net trading, and other income	2,047	719	(188)	(1,358)	1,220

Total operating income	3,841	1,078	1,485	(1,370)	5,034
Administration expenses	(1,368)	(195)	(280)	50	(1,793)
Depreciation and amortisation	(185)	(6)	(82)	(2)	(275)
Impairment losses and provisions	(650)	(69)	(103)	(19)	(841)

Profit/(loss) before tax	1,638	808	1,020	(1,341)	2,125
Taxation charge	(247)	(138)	(80)	(77)	(542)

Profit/(loss) for the year	1,391	670	940	(1,418)	1,583

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2009	£m	£m	£m	£m	£m

Net interest income	1,985	41	1,396	(10)	3,412
Fee, commission, net trading, and other income	963	720	138	(537)	1,284

Total operating income	2,948	761	1,534	(547)	4,696
Administration expenses	(1,136)	(144)	(547)	(21)	(1,848)
Depreciation and amortisation	(132)	(3)	(129)	4	(260)
Impairment losses and provisions	(645)	(30)	(650)	427	(898)

Profit/(loss) before tax	1,035	584	208	(137)	1,690
Taxation (charge)/credit	(288)	(29)	63	(191)	(445)

Profit/(loss) for the year	747	555	271	(328)	1,245

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2008	£m	£m	£m	£m	£m

Net interest income	1,185	198	391	(2)	1,772
Fee, commission, net trading, and other income	1,807	180	490	(1,245)	1,232

Total operating income	2,992	378	881	(1,247)	3,004
Administration expenses	(1,114)	(136)	(92)	(1)	(1,343)
Depreciation and amortisation	(81)	(3)	(118)	—	(202)
Impairment losses and provisions	(343)	(26)	27	(23)	(365)

Profit/(loss) before tax	1,454	213	698	(1,271)	1,094
Taxation charge	(126)	(10)	(204)	65	(275)

Profit/(loss) for the year	1,328	203	494	(1,206)	819

b) Balance sheets

	The Company	ANTS plc	Other	Adjustments	Consolidated
At 31 December 2010	£m	£m	£m	£m	£m

Cash and balances at central banks	21,408	5,088	6	—	26,502
Trading assets	—	35,110	351	—	35,461
Derivative financial instruments	2,994	23,277	3,154	(5,048)	24,377
Financial assets designated at fair value	5,126	6,468	241	(5,058)	6,777
Loans and advances to banks	115,957	146,398	67,310	(325,813)	3,852
Loans and advances to customers	179,223	34,935	31,728	(50,754)	195,132
Available-for-sale securities	38	—	137	—	175
Loans and receivables securities	5,378	626	1,685	(4,079)	3,610
Macro hedge of interest rate risk	114	908	101	(32)	1,091
Investment in subsidiary undertakings	6,869	2,187	1,609	(10,665)	—
Investment in associated undertakings	1	—	—	1	2
Intangible assets	1,407	26	135	610	2,178
Property, plant and equipment	1,204	22	380	99	1,705
Current tax assets	212	40	24	1	277
Deferred tax assets	379	25	139	23	566
Other assets	1,005	65	400	(315)	1,155

Total assets	341,315	255,175	107,400	(401,030)	302,860

Deposits by banks	146,240	136,701	30,389	(305,546)	7,784
Deposits by customers	170,579	13,989	39,593	(71,518)	152,643
Derivative financial instruments	1,099	25,043	1,397	(5,134)	22,405
Trading liabilities	—	42,827	—	—	42,827
Financial liabilities designated at fair value	30	3,595	62	—	3,687
Debt securities in issue	3,177	29,226	26,610	(7,230)	51,783
Subordinated liabilities	6,438	—	1,619	(1,685)	6,372
Other liabilities	1,796	182	337	(289)	2,026
Provisions	156	—	29	—	185
Current tax liabilities	14	357	121	—	492
Deferred tax liabilities	—	—	168	41	209
Retirement benefit obligations	177	—	(4)	—	173

Total liabilities	329,706	251,920	100,321	(391,361)	290,586

Total shareholders’ equity	11,609	3,255	7,079	(9,669)	12,274

Total liabilities and equity	341,315	255,175	107,400	(401,030)	302,860

Financial Statements
Notes to the Financial Statements continued

	The Company	ANTS plc	Other	Adjustments	Consolidated
At 31 December 2009	£m	£m	£m	£m	£m

Cash and balances at central banks	3,266	448	449	—	4,163
Trading assets	—	24,976	30,321	(22,007)	33,290
Derivative financial instruments	2,539	23,129	8,422	(11,263)	22,827
Financial assets designated at fair value	37,145	12,000	313	(37,100)	12,358
Loans and advances to banks	109,658	166,020	156,075	(422,602)	9,151
Loans and advances to customers	131,749	20,266	105,421	(70,632)	186,804
Available-for-sale securities	30	—	767	—	797
Loans and receivables securities	2	896	12,244	(3,244)	9,898
Macro hedge of interest rate risk	—	682	504	(59)	1,127
Investment in subsidiary undertakings	7,038	2,185	2,291	(11,514)	—
Investment in associated undertakings	76	—	—	(1)	75
Intangible assets	552	8	132	754	1,446
Property, plant and equipment	561	6	583	100	1,250
Current tax assets	—	3	82	—	85
Deferred tax assets	428	21	401	96	946
Other assets	651	67	548	(192)	1,074

Total assets	293,695	250,707	318,553	(577,664)	285,291

Deposits by banks	116,414	166,169	81,097	(357,869)	5,811
Deposits by customers	159,187	17,601	110,834	(143,729)	143,893
Derivative financial instruments	3,353	24,330	2,711	(11,431)	18,963
Trading liabilities	—	13,315	47,159	(14,322)	46,152
Financial liabilities designated at fair value	—	4,282	141	—	4,423
Debt securities in issue	—	21,631	63,888	(37,761)	47,758
Subordinated liabilities	6,119	—	2,933	(2,103)	6,949
Other liabilities	1,611	135	762	(185)	2,323
Other provisions	74	—	17	—	91
Current tax liabilities	92	57	151	—	300
Deferred tax liabilities	—	—	272	64	336
Retirement benefit obligations	922	—	148	—	1,070

Total liabilities	287,772	247,520	310,113	(567,336)	278,069

Total shareholders’ equity	5,923	3,187	8,440	(10,328)	7,222

Total liabilities and equity	293,695	250,707	318,553	(577,664)	285,291

c) Cash flow statements

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2010	£m	£m	£m	£m	£m

Net cash flow from/(used in) operating activities	11,978	31,158	(62,367)	30,615	11,384
Net cash flow (used in)/from investing activities	(1,415)	(39)	130	—	(1,324)
Net cash flow from/(used in) financing activities	712	5,979	2,297	(53)	8,935

Net increase/(decrease) in cash and cash equivalents	11,275	37,098	(59,940)	30,562	18,995
Cash and cash equivalents at beginning of the year	55,398	49,327	72,506	(150,867)	26,364
Effects of exchange rate changes on cash and cash equivalents	—	287	(146)	—	141

Cash and cash equivalents at end of the year	66,673	86,712	12,420	(120,305)	45,500

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2009	£m	£m	£m	£m	£m

Net cash flow (used in)/from operating activities	(4,770)	12,150	46,722	(51,173)	2,929
Net cash flow (used in)/from investing activities	(232)	126	1,539	—	1,433
Net cash flow (used in)/from financing activities	(803)	—	(3,737)	(81)	(4,621)

Net (decrease)/increase in cash and cash equivalents	(5,805)	12,276	44,524	(51,254)	(259)
Cash and cash equivalents at beginning of the year	61,203	38,020	28,065	(99,613)	27,675
Effects of exchange rate changes on cash and cash equivalents	—	(969)	(83)	—	(1,052)

Cash and cash equivalents at end of the year	55,398	49,327	72,506	(150,867)	26,364

	The Company	ANTS plc	Other	Adjustments	Consolidated
For the year ended 31 December 2008	£m	£m	£m	£m	£m

Net cash flow from/(used in) operating activities	51,816	6,658	(25,370)	(54,548)	(21,444)
Net cash flow (used in)/from investing activities	(1,359)	38	20,723	—	19,402
Net cash flow from/(used in) financing activities	152	(161)	(7,372)	—	(7,381)

Net increase/(decrease) in cash and cash equivalents	50,609	6,535	(12,019)	(54,548)	(9,423)
Cash and cash equivalents at beginning of the year	10,594	29,137	39,390	(45,065)	34,056
Effects of exchange rate changes on cash and cash equivalents	—	2,348	694	—	3,042

Cash and cash equivalents at end of the year	61,203	38,020	28,065	(99,613)	27,675

Selected Financial Data
Selected Financial Data
The financial information set forth below for the years ended 31 December 2010, 2009 and 2008 and at 31 December 2010 and 2009 has been derived from the audited Consolidated Financial Statements of Santander UK plc (the ‘Company’) and its subsidiaries (together, the ‘Group’) prepared in accordance with IFRS included elsewhere in this Annual Report and Accounts. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2007 and 2006, and at 31 December 2008, 2007 and 2006, has been derived from the audited Consolidated Financial Statements of the Group for 2008, 2007 and 2006 not included in this Annual Report and Accounts. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006. The auditors’ report on the Consolidated Financial Statements for each of the five years ended 31 December 2010 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the Group for the years ended 31 December 2010, 2009, 2008, 2007 and 2006 were audited by Deloitte LLP, chartered accountants and registered auditors.
Balance sheets

	2010(1)	2010	2009	2008(2)(3)	2007	2006
	$m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	40,792	26,502	4,163	4,017	1,038	888
Trading assets	54,582	35,461	33,290	26,264	56,427	62,314
Derivative financial instruments	37,521	24,377	22,827	35,125	9,951	8,336
Financial assets designated at fair value	10,431	6,777	12,358	11,377	11,783	8,713
Loans and advances to banks	5,929	3,852	9,151	16,001	3,441	2,242
Loans and advances to customers	300,347	195,132	186,804	180,176	112,147	103,146
Available for sale securities	269	175	797	2,663	40	23
Loans and receivables securities	5,557	3,610	9,898	14,107	—	—
Macro hedge of interest rate risk	1,679	1,091	1,127	2,188	217	—
Investment in associated undertakings	3	2	75	35	29	22
Intangible assets	3,353	2,178	1,446	1,347	90	90
Property, plant and equipment	2,624	1,705	1,250	1,202	2,692	2,497
Current tax assets	426	277	85	212	197	223
Deferred tax assets	871	566	946	1,274	665	804
Other assets	1,778	1,155	1,074	1,322	906	2,507

Total assets	466,162	302,860	285,291	297,310	199,623	191,805

Liabilities
Deposits by banks	11,981	7,784	5,811	14,488	7,923	6,656
Deposits by customers	234,948	152,643	143,893	130,245	69,650	66,519
Derivative financial instruments	34,486	22,405	18,963	27,810	9,931	10,218
Trading liabilities	65,919	42,827	46,152	40,738	54,916	57,604
Financial liabilities designated at fair value	5,675	3,687	4,423	5,673	7,538	8,151
Debt securities in issue	79,704	51,783	47,758	58,511	35,712	28,998
Subordinated liabilities	9,808	6,372	6,949	8,863	6,151	6,675
Macro hedge of interest rate risk	—	—	—	—	—	174
Other liabilities	3,119	2,026	2,323	2,342	2,337	1,616
Provisions	285	185	91	207	131	180
Current tax liabilities	757	492	300	518	369	300
Deferred tax liabilities	322	209	336	405	544	564
Retirement benefit obligations	266	173	1,070	813	979	1,034

Total liabilities	447,270	290,586	278,069	290,613	196,181	188,689

Share capital	6,155	3,999	2,709	1,148	148	148
Share premium account	8,650	5,620	1,857	3,121	1,857	1,857
Retained earnings	4,045	2,628	1,911	1,678	1,333	1,116
Other reserves	42	27	29	39	6	(5)

Total shareholders’ equity	18,892	12,274	6,506	5,986	3,344	3,116
Non-controlling interest	—	—	716	711	98	—

Total equity	18,892	12,274	7,222	6,697	3,442	3,116

Total liabilities and equity	466,162	302,860	285,291	297,310	199,623	191,805

(1)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 - $1.5392, the noon buying rate on 31 December 2010.

(2)	From 2008, issuances of commercial paper and certificates of deposit have been used to fund commercial banking operations. As a result, such issuances have been classified as debt securities in issue. In previous years, similar debt issuances were used to fund the Group’s trading operations and therefore were classified as trading liabilities.

(3)	The Transfer of Alliance & Leicester plc to the Group was accounted for with effect from 10 October 2008.

Selected Financial Data
Selected Financial Data continued
Income statements

	2010(1)	2010	2009	2008(2)	2007	2006(3)
	$m	£m	£m	£m	£m	£m

Net interest income	5,870	3,814	3,412	1,772	1,499	1,228
Net fee and commission income	1,076	699	824	671	695	699
Dividend income	—	—	—	—	1	1
Net trading and other income	802	521	460	561	587	542

Total operating income	7,748	5,034	4,696	3,004	2,782	2,470

Administration expenses	(2,760)	(1,793)	(1,848)	(1,343)	(1,369)	(1,420)
Depreciation and amortisation	(423)	(275)	(260)	(202)	(205)	(215)

Total operating expenses, exc provisions and charges	(3,183)	(2,068)	(2,108)	(1,545)	(1,574)	(1,635)

Impairment losses on loans and advances	(1,096)	(712)	(842)	(348)	(344)	(344)
Provisions for other liabilities and charges	(198)	(129)	(56)	(17)	—	(63)

Total operating provisions and charges	(1,294)	(841)	(898)	(365)	(344)	(407)

Profit on continuing operations before tax	3,271	2,125	1,690	1,094	864	428
Tax on profit on continuing operations	(834)	(542)	(445)	(275)	(179)	(115)

Profit on continuing operations after tax	2,437	1,583	1,245	819	685	313
Loss on discontinued operations after tax	—	—	—	—	—	(245)

Profit for the year	2,437	1,583	1,245	819	685	68

Attributable to:
Equity holders of the parent	2,377	1,544	1,190	811	685	68
Non-controlling interest	60	39	55	8	—	—

(1)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 - $1.5392, the noon buying rate on 31 December 2010.

(2)	The Transfer of Alliance & Leicester plc to the Group was accounted for with effect from 10 October 2008.

(3)	In the third quarter of 2006 the Group sold its life insurance business.
Selected statistical information

	2010	2009	2008(1)	2007	2006(2)
	%	%	%	%	%

Profitability ratios:
Return on assets (3)	0.54	0.43	0.37	0.34	0.03
Return on ordinary shareholders’ funds (4)	16.51	17.33	20.45	22.08	2.20
Commercial Banking margin (5)	1.91	1.76	1.33	1.40	1.36
Trading cost-to-income ratio (6)	41	42	50	50	55
Dividend payout ratio(7)	49	40	55	54	304
Capital ratios:
Equity to assets ratio(8)	3.24	2.51	1.83	1.52	1.54
Core Tier 1 capital(9)	11.5	6.8	6.2	5.4	5.6
Tier 1 capital(9)	14.8	9.5	8.5	7.3	8.0
Ratio of earnings to fixed charges: (10)
- Excluding interest on retail deposits	362.67	202.42	136.61	132.74	122.57
- Including interest on retail deposits	165.73	143.27	117.81	115.58	109.70

(1)	The Transfer of Alliance & Leicester plc to the Group was accounted for with effect from 10 October 2008.

(2)	In the third quarter of 2006 the Group sold its life insurance business.

(3)	Profit after tax divided by average total assets.

(4)	Profit after tax divided by average ordinary shareholders’ funds.

(5)	Commercial Banking margin is defined as trading net interest income (adjusted to remove net interest income from the run down Treasury asset portfolio) over average commercial assets (mortgages, unsecured personal loans, corporate loans and overdrafts).

(6)	The trading cost-to-income ratio is defined as trading expenses from continuing operations divided by trading income from continuing operations. The Company’s board of directors reviews discrete financial information for each of its segments that includes measures of operating results, assets and liabilities, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments. See Note 1 to the Consolidated Financial Statements.

(7)	Ordinary equity dividends declared divided by profit after tax.

(8)	Average ordinary shareholders’ funds divided by average total assets.

(9)	From 1 January 2008, the Group has managed its capital requirements on a Basel II basis, as described in Note 51 to the Consolidated Financial Statements. Prior years have been presented on a Basel I basis.

(10)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit on continuing operations before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

Selected Financial Data
Selected Financial Data continued
Exchange rates
The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 11 March 2011 was US$1.60.

	High	Low	Average (1)	Period end
Calendar period	US$ Rate	US$ Rate	US$ Rate	US$ Rate

Years ended 31 December:
2010	1.64	1.43	1.55	1.54
2009	1.70	1.37	1.57	1.62
2008	2.03	1.44	1.85	1.46
2007	2.11	1.92	2.00	1.98
2006	1.98	1.73	1.84	1.96
Months ended:
March 2011(2)	1.63	1.60	1.62	1.60
February 2011	1.62	1.60	1.61	1.62
January 2011	1.60	1.55	1.58	1.60
December 2010	1.59	1.54	1.56	1.54
November 2010	1.63	1.56	1.60	1.56
October 2010	1.60	1.57	1.59	1.60
September 2010	1.59	1.53	1.56	1.57

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

(2)	With respect to March 2011 for the period from 1 March to 11 March.

Shareholder Information
Risk Factors
An investment in Santander UK plc (the “Company”) and its subsidiaries (together, the “Group”) involves a number of risks, the material ones of which are set forth below.
The Group’s results may be materially impacted by economic conditions in the UK
The Group’s business activities are concentrated in the UK and on the offering of mortgage related products and services. As a consequence, the Group’s business, financial condition and/or results of operations are significantly affected by economic conditions in the UK generally, and by the UK property market in particular. In 2008 and 2009, the UK property market suffered a significant correction as a consequence of housing demand being constrained by a combination of subdued earnings growth, greater pressure on disposable income, rising unemployment, a decline in the availability of mortgage finance and the continued effect of global market volatility. In 2010, there was some improvement in UK property market conditions, but the number of loans approved for house purchase remains low relative to the experience of the past decade.
     UK economic conditions and uncertainties may have an adverse effect on the quality of the Group’s loan portfolio and may result in a rise in delinquency and default rates. There can be no assurance that the Group will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. Any increases in the Group’s provisions for loan losses and write-offs/charge-offs could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
     Although the UK economy has begun to show signs of recovery from the recession that followed in the wake of the financial crisis, the economic recovery remains fragile and consumer sentiment remains weak amid concerns of a possible “double-dip” recession precipitated by (amongst other things) the UK Government’s emergency budget and the possibility of rising interest rates in the face of persistent inflation above the Bank of England’s target rate of 2 per cent. The housing market correction in the UK combined with increasing unemployment continue to adversely affect the credit performance of real estate related exposures, including both residential mortgages and loans to the real estate sector by Corporate Banking, resulting in impairments of asset values by financial institutions, including the Group. These conditions may continue to affect consumer confidence levels and may cause further adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact the Group’s provision for credit losses and write-offs/charge-offs.
     UK Government measures to tackle the record levels of national debt, including taxation rises and the £81 billion of public spending cuts announced in the Government Spending Review in October 2010, are also likely to result in a slower recovery than other recent recessions. Political involvement in the regulatory environment and the major financial institutions in which the UK Government has a direct financial interest will continue. UK Government demands for financial institutions to increase lending to support the economic recovery will increase competition for deposits, potentially narrowing margins.
     The combination of slow economic recovery, UK Government intervention and competition for deposits will maintain the pressure on the Group’s retail business model. Credit quality may improve in some sectors as the economy returns to growth but could be adversely affected by any increase in unemployment. These negative conditions in the UK, together with any related significant reduction in the demand for the Group’s products and services, could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
The Group’s business, financial condition and/or results of operations may be negatively affected by conditions in global financial markets
The extreme volatility and disruption in global capital and credit markets over the past three years has led to severe dislocation of financial markets around the world, unprecedented reduced liquidity and increased credit risk premiums for many market participants. This has caused severe problems at many of the world’s largest commercial banks, investment banks and insurance companies, a number of which are the Group’s counterparties or customers in the ordinary course of business. These conditions have also resulted in a material reduction in the availability of financing, both for financial institutions and their customers, compelling many financial institutions to rely on central banks and governments to provide liquidity and, in some cases, additional capital during this period. Governments around the world have sought to provide this liquidity in order to stabilise financial markets and prevent the failure of financial institutions.
     Although these conditions have eased to some extent since 2009, the volatility of the capital and credit markets has continued and liquidity problems remain, exacerbated recently by fears concerning the financial health of a number of European governments. The continuing sovereign debt concerns and fiscal deterioration in relation to certain European countries may continue to accentuate the existing disruption in the capital and credit markets. The continuing market instability and reduction of available credit have contributed to decreasing consumer confidence, increased market volatility, increased funding costs, reduced business activity and, consequently, increasing commercial and consumer loan delinquencies, and market value declines on debt securities held by the Group, all of which could have a material adverse effect on the Group’s business, financial condition and/or results of operations.

Shareholder Information
Risk Factors continued
The Group’s risk management measures may not be successful
The management of risk is an integral part of all of the Group’s activities. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty including credit risk (retail), credit risk (wholesale), credit risk (corporate), market risk, operational risk, securitisation risk, non-traded market risk, concentration risk, liquidity and funding risk, reputational risk, strategic risk, pension obligation risk, residual value risk and regulatory risk. The Group seeks to monitor and manage its risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While the Group employs a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques, and the judgments that accompany their application, cannot anticipate every unfavourable event or the specifics and timing of every outcome. Accordingly, the Group’s ability to successfully identify and balance risks and rewards, and to manage all material risks, is important. Failure to manage such risks appropriately could have a significant effect on the Group’s business, financial condition and/or results of operations. For example, failure to manage the credit risk (retail) associated with mortgage lending could result in the Group making mortgage loans outside of appropriate risk parameters and potentially resulting in higher levels of default or delinquency on the Group’s mortgage loan assets.
Risks concerning borrower credit quality are inherent in the Group’s business
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties, as a result of a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of the Group’s assets and require an increase in the Group’s level of provisions for bad and doubtful debts.
     The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to its results and financial condition, requires difficult, subjective and complex judgments, including forecasts of how these economic conditions might impair the ability of its borrowers to repay their loans. As is the case with any such assessments, the Group may fail to estimate accurately the impact of factors that it identifies. Any such failure may have a material adverse impact on the Group’s business, financial condition and/or results of operations.
The soundness of other financial institutions could materially and adversely affect the Group’s business
The Group’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness, or perceived commercial soundness, of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Group has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds and other institutional clients. Defaults by, or even rumours or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses for the Group or other institutions as well as increased funding costs. Many transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client. In addition, the Group’s credit risk may be exacerbated when the collateral held by the Group cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to the Group. There is no assurance that any such losses would not materially and adversely affect the Group’s business, financial condition and/or results of operations.
Risks associated with liquidity and funding are inherent in the Group’s business
Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While the Group has implemented liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding the Group’s business, and extreme liquidity constraints may affect the Group’s current operations as well as limit growth possibilities. Such events may also have a material adverse effect on the market value and liquidity of bonds issued by the Group in the secondary markets. From 2007 to 2010, the prime residential mortgage securitisation and covered bond markets experienced severe disruption as a result of a material reduction in investor demand for these securities. These markets, which are important sources of funding for the Group, remain relatively constrained for new external issuances of securities. Global investor confidence also remains low and other forms of wholesale funding remain relatively scarce.

Shareholder Information
Risk Factors continued
Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Group’s ability to access capital and liquidity on financial terms acceptable to it. If capital markets financing ceases to become available, or becomes excessively expensive, the Group may be forced to raise the rates it pays on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. While central banks around the world have made coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or swap lines), it is not known how long central bank schemes will continue or on what terms. The Bank of England has indicated that the Special Liquidity Scheme will not be extended when it expires in January 2012. It is also possible that the Bank of England will raise interest rates in the near-term, thereby increasing the cost of the Group’s funding. The persistence or worsening of these adverse market conditions, and the withdrawal of such central bank schemes or an increase in base interest rates, could have a material adverse effect on the Group’s ability to access liquidity and cost of funding (whether directly or indirectly).
     The Group relies, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside the Group’s control, such as general economic conditions and the confidence of retail depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing the Group’s ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
The Group is subject to regulatory capital and liquidity requirements that could limit its operations, and changes to these requirements may further limit and adversely affect its business, financial condition and/or results of operations
The Company is subject to capital adequacy requirements adopted by the UK Financial Services Authority (the “FSA”) for a bank, which provide for a minimum ratio of total capital to risk-adjusted assets both on a consolidated basis and on a solo-consolidated basis (the basis used by the FSA solely for the purpose of the calculation of capital resources and capital resources requirements, which comprises the Company and certain subsidiaries), expressed as a percentage. Any failure by the Company to maintain its ratios may result in administrative actions or sanctions which may affect the Company’s ability to fulfil its obligations.
     In response to the recent financial crisis, the FSA has imposed, and may continue to impose more stringent capital adequacy requirements, including increasing the minimum regulatory capital requirements imposed on the Group. For instance, the FSA has adopted a supervisory approach in relation to certain UK banks, including the Company, under which those banks are expected to maintain Tier 1 Capital in excess of the minimum levels required by the existing rules and guidance of the FSA. The FSA is currently considering, and in the process of consulting on, changes to the eligibility criteria for Tier 1 Capital as well as provisions that may result in banks being required to increase the level of regulatory capital held in respect of trading book risks. This consultation is taking place ahead of the UK implementation of the recent amendments and proposed amendments to the EU-wide capital adequacy requirements (as set out in the amended Directive 2006/48/EC and Directive 2006/49/EC).
     On 5 October 2009, the FSA published its new liquidity rules which significantly broadened the scope of the existing liquidity regime and are designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA is also expected to implement gradually requirements for financial institutions to hold prescribed levels of liquid assets and have in place other sources of liquidity to address the institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios.
     Following its consultation paper issued in December 2009, the Basel Committee on Banking Supervision announced in September 2010 that it had reached agreement on a number of proposals to reform international capital adequacy and liquidity standards in order to increase resilience in the banking sector from financial and economic stresses (broadly referred to as Basel III). The changes brought about by Basel III include, among other things, phasing out Innovative Tier 1 Capital instruments with incentives to redeem and implementing a leverage ratio on institutions in addition to current risk-based regulatory capital requirements. As a retail bank, the Company’s current leverage ratio is high, reflecting the low risk-weighting of its assets. Basel III also requires institutions to build counter-cyclical capital buffers that may be drawn upon in stress scenarios, as well as increasing the amount and quality of Tier 1 Capital that institutions are required to hold. The changes brought about by Basel III will be phased in gradually between January 2013 and January 2019. The most recent Basel capital rules have raised the minimum level of tangible common equity capital from 2 to 7 per cent. of risk-weighted assets, however it is not yet known whether the FSA will require UK banks to hold a further buffer above this level.
     These measures could have a material adverse effect on the Group’s business, financial condition and/or results of operations. There is a risk that changes to the UK capital adequacy regime (including any introduction of a minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital and thereby adversely affect the Group’s profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (unless the Group were to restructure its balance sheet in order to reduce the capital charges incurred pursuant to the FSA Rules in relation to the assets held, or alternatively raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 Capital may affect the Group’s ability to raise Tier 1 Capital or the eligibility of existing Tier 1 Capital resources.
     There is also a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs and more stringent requirements to hold liquid assets may materially affect the Group’s lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability.

Shareholder Information
Risk Factors continued
Any reduction in the credit rating assigned to the Group, any member of the Group or to any of their respective debt securities could increase the Group’s cost of funding and liquidity position and adversely affect its interest margins
Credit ratings affect the cost and other terms upon which the Group is able to obtain funding. Rating agencies regularly evaluate the Group and certain members of the Group, as well as their respective debt securities. Their ratings are based on a number of factors, including the financial strength of the Group or of the relevant member, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the Group’s or the relevant member’s current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets. Any reduction in those ratings and outlook could increase the cost of the Group’s funding, limit access to capital markets, and require additional collateral to be placed, and consequently, adversely affect the Group’s interest margins and/or affect its liquidity position.
Fluctuations in interest rates, bond and equity prices and other market factors are inherent in the Group’s business
The Group faces significant interest rate and bond and equity price risks. Fluctuations in interest rates could adversely affect the Group’s operations and financial condition in a number of different ways. An increase in interest rates generally may decrease the relative value of the Group’s fixed rate loans and raise the Group’s funding costs, although it would increase income from variable rate loans. Such an increase could also generally decrease the relative value of fixed rate debt securities in the Group’s securities portfolio. In addition, an increase in interest rates may reduce overall demand for new loans and increase the risk of customer default, while general volatility in interest rates may result in a gap between the Group’s interest rate-sensitive assets and liabilities. Interest rates are sensitive to many factors beyond the Group’s control, including the policies of central banks, including, in particular, the Bank of England, as well as domestic and international economic conditions and political factors. It remains difficult to predict any changes in economic or financial market conditions, although there is increasing speculation that the Bank of England may have to increase interest rates in the near-term due to concerns over persistent inflation above the bank’s target rate of 2 per cent.
     Dramatic declines in housing markets over the past three years have adversely affected the credit performance of real estate-related loans and resulted in write-downs of asset values by many financial institutions (including the Group). These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced funding to borrowers, including to other financial institutions. As a result of these market forces, volatility in interest rates and basis spreads has increased, which has increased the Group’s borrowing costs, while decreasing values of global debt and equity markets have had an adverse effect on the value of the Group’s portfolio of mortgage-backed securities and other asset-backed securities issued by Banco Santander, S.A. entities held for yield and liquidity purposes.
     Any further increase in capital markets funding costs or deposit rates could precipitate a re-pricing of loans to customers, which could result in a reduction of volumes, and could also have an adverse effect on the Group’s interest margins. While the Group would also expect to increase lending rates, there can be no assurance that it would be able to offset in full or at all its funding costs and, in addition, may face competitive pressure to pass on interest rate rises to retain existing and capture new customer deposits.
     The Company also sponsors a number of defined benefit staff pension schemes, and its obligations to those schemes may increase depending on the performance of financial markets. Although the Group is undertaking measures to mitigate and control the effects of these conditions, there can be no assurances that such controls will insulate the Group from deteriorating market conditions.
     Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies, and such changes, and the degree of volatility with respect thereto, may affect earnings reported by the Group.
Market conditions have resulted, and could result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments could have a material adverse effect on the Group’s operating results, financial condition and prospects
In the past three years, financial markets have been subject to significant stress conditions resulting in steep falls in perceived or actual financial asset values, particularly due to the recent volatility in global financial markets and the resulting widening of credit spreads.
     The Group has material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by the Group on disposal may be lower than the current fair value. Any of these factors could require the Group to record negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects.

Shareholder Information
Risk Factors continued
In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, the Group’s valuation methodologies require it to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, financial condition and prospects.
A core strategy of the Company is to grow the Group’s operations and it may not be able to manage such growth effectively, which could have an adverse impact on its profitability
The Group allocates management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring the Group’s businesses. The Group cannot provide assurance that it will, in all cases, be able to manage its growth effectively or deliver its strategic growth objectives. Challenges that may result from the strategic growth decisions include the Group’s ability to:

>	manage efficiently the operations and employees of expanding businesses;

>	maintain or grow its existing customer base;

>	assess the value, strengths and weaknesses of investment or acquisition candidates;

>	finance strategic investments or acquisitions;

>	fully integrate strategic investments, or newly established entities or acquisitions in line with its strategy;

>	align its current information technology systems adequately with those of an enlarged Group;

>	apply its risk management policy effectively to an enlarged Group; and

>	manage a growing number of entities without over-committing management or losing key personnel.
The Group may incur unanticipated losses related to its business combinations
The Group has made several recent business acquisitions, including the acquisition of Alliance & Leicester plc and the retail deposits, branch network and related employees of Bradford & Bingley. In October and November 2010, the Company also acquired the following Banco Santander, S.A. entities:

>	Santander Cards Limited, Santander Cards UK Limited (and its subsidiaries) and Santander Cards Ireland Limited;

>	Santander Consumer (UK) plc (of which the Company already held 49.9%); and

>	Santander PB UK (Holdings) Limited (of which the Company already held 51%) and its subsidiaries, (together, the “Reorganisation”)
The Company will also acquire those parts of the banking business of the Royal Bank of Scotland Group which are carried out through its Royal Bank of Scotland branches in England and Wales and its NatWest branches in Scotland (the “RBS Acquisition”) upon completion of the acquisition.
     The Group’s assessment of the businesses acquired under the Reorganisation and to be acquired under the RBS Acquisition is based on certain assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. In the case of the RBS Acquisition, this assessment was also based on limited information, as there were no standalone audited financial statements in respect of the relevant assets. There can be no assurance that the Group will not be exposed to currently unknown liabilities resulting from these business combinations. Any unanticipated losses or liabilities could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
The Group may fail to realise the anticipated benefits of its recent or proposed business combinations
The success of the Group’s business combinations will depend, in part, on the Group’s ability to realise the anticipated benefits from combining the businesses of Alliance & Leicester, those acquired under the Reorganisation and the assets to be acquired under the RBS Acquisition, with the Group’s business. It is possible that the integration process could take longer or be more costly than anticipated. The eventual integration of the assets to be acquired under the RBS Acquisition is dependent upon, among other things, the successful transition to Partenon (the proprietary IT platform used by the Banco Santander group). Any delay could result in additional costs to the Group and mean that the Group does not receive the full benefit anticipated from such acquisition. The Group’s efforts to integrate these businesses are also likely to divert management attention and resources. If the Group takes longer than anticipated or is not able to integrate these businesses, the anticipated benefits of the Group’s business combinations may not be realised fully or at all.

Shareholder Information
Risk Factors continued
Goodwill impairments may be required in relation to certain of the Group’s acquired businesses
The Group has made several recent business acquisitions (including the transfer of Alliance & Leicester, and the acquisition of the retail deposits, branch network and related employees of Bradford & Bingley, and certain businesses under the Reorganisation), and will acquire certain assets under the RBS Acquisition. It is possible that the goodwill which has been attributed, or will be attributed, to these businesses may have to be written-down if the Company’s valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. There can be no assurances that the Company will not have to write down the value attributed to goodwill in the future, which would adversely affect the Group’s results and net assets.
The Group’s business is conducted in a highly competitive environment
The market for UK financial services is highly competitive, and the recent financial crisis has reshaped the banking landscape in the UK, reinforcing both the importance of a retail deposit funding base and strong capitalisation. The Group expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may continue (whether as a result of the UK Government taking ownership and control over other financial institutions in the UK or otherwise). Financial institution consolidation could also result from the UK Government disposing of its stake in those financial institutions it currently controls. Such consolidation could adversely affect the Group’s business, financial condition and/or results of operations. The increased competition could result in declining lending margins or competition for savings driving up funding costs that cannot be recovered from borrowers, all of which could adversely affect the Group’s business, financial condition and/or results of operations.
     In addition, if the Group’s customer service levels were perceived by the market to be materially below those of its UK competitor financial institutions, the Group could lose existing and potential new business. If the Group is not successful in retaining and strengthening customer relationships, it may lose market share, incur losses on some or all of its activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on its business, financial condition and/or results of operations.
Operational risks are inherent in the Group’s business
Operational losses can result from fraud, criminal acts, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules, failure or breakdown of accounting, data processing and other record keeping systems, natural disasters, or failure or breakdown of external systems, including those of the Company’s suppliers or counterparties. Such operational losses could have a material adverse effect on the Company’s business, financial condition and/or results of operations.
The Group relies on recruiting, retaining and developing appropriate senior management and skilled personnel
The Company’s continued success depends in part on the continued service of key members of its management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of the Company’s strategy. The successful implementation of the Company’s growth strategy depends on the availability of skilled management, both at its head office and at each of its business units. If the Company or one of its business units or other functions fails to staff their operations appropriately or loses one or more of its key senior executives, and fails to replace them in a satisfactory and timely manner, its business, financial condition and/or results of operations, including control and operational risks, may be adversely affected. Likewise, if the Company fails to attract and appropriately train, motivate and retain qualified professionals, its business may be affected.
Reputational risk could cause harm to the Group and its business prospects
The Group’s ability to attract and retain customers and conduct business transactions with its counterparties could be adversely affected to the extent that its reputation, the reputation of Banco Santander (as the majority shareholder in the Company), or the reputation of affiliates operating under the “Santander” brand or any of its other brands is damaged. Failure to address, or appearing to fail to address, various issues that could give rise to reputational risk could cause harm to the Group and its business prospects. Reputational issues include, but are not limited to: appropriately addressing potential conflicts of interest; legal and regulatory requirements; ethical issues; adequacy of anti-money laundering processes; privacy issues; customer service issues; record-keeping; sales and trading practices; proper identification of the legal, reputational, credit, liquidity and market risks inherent in products offered; and general company performance (including the quality of the Company’s customer services). A failure to address these issues appropriately could make customers unwilling to do business with the Group, which could adversely affect its business, financial condition and/or results of operations.

Shareholder Information
Risk Factors continued
The Group’s business is subject to substantial legislative, regulatory and governmental oversight
The Group is subject to extensive financial services laws, regulations, administrative actions and policies in each location in which the Group operates (including in the US and, indirectly, in Spain as a result of being part of the Banco Santander group). During the recent market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. It is anticipated that this intensive approach to supervision will be continued by any successor regulatory authorities to the FSA.
     Recent proposals and measures taken by governmental, tax and regulatory authorities and future changes in supervision and regulation, in particular in the UK, which are beyond the Group’s control, could materially affect the Group’s business, the products and services offered or the value of assets as well as the Group’s operations, and result in significant increases in operational costs. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of the UK banks, including the Company, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to the FSA’s regulations on liquidity risk management and also the UK Government’s introduction of a levy on banks. Although the Group works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of the Group. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on the Group’s business. The resolution of a number of issues, including regulatory investigations and reviews (such as the review by the Office of Fair Trading of barriers to entry, expansion and exit in retail banking in the UK, the results of which were published on 4 November 2010) and court cases, affecting the UK financial services industry could have an adverse effect on the Group’s business, financial condition and/or results of operations, or its relations with some of its customers and potential customers.
UK tax changes (including the new bank levy) could have a material adverse effect on the Group’s business
HM Treasury will introduce a new and permanent bank levy via legislation in the Finance Bill 2011. The bank levy will be imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to the Group. The amount of the levy will be based on a bank’s total liabilities, excluding (amongst other things) Tier 1 Capital, insured retail deposits and repos secured on sovereign debt. A reduced rate will be applied to longer-term liabilities.
     HM Treasury has emphasised that the levy will not be regarded as insurance against future bank failures and that it is exploring the costs and benefits of imposing a financial activities tax on the profits and remuneration of banking groups.
     The bank levy, and possible future changes in the taxation of banking groups in the UK, could have a material adverse effect on the Company’s business, results of operations and/or financial condition, and the competitive position of UK banks, including the Company.
The Group is exposed to various forms of legal and regulatory risk, including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its business, financial condition and/or results of operations or its relations with its customers
The Group is exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

>	certain aspects of the Group’s business may be determined by the Bank of England, the FSA, HM Treasury, the Financial Ombudsman Service (“FOS”) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of the Financial Ombudsman Service, with what is fair and reasonable in the Ombudsman’s opinion;

>	the alleged misselling of financial products, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions.

>	the Group holds accounts for entities that might be or are subject to interest from various regulators, including the Serious Fraud Office, those in the US and others. The Group is not aware of any current investigation into the Group as a result of any such enquiries but cannot exclude the possibility of the Group’s conduct being reviewed as part of any such investigations; and

>	the Group may be liable for damages to third parties harmed by the conduct of its business.
In addition, the Group faces both financial and reputational risk where legal or regulatory proceedings, or the Financial Ombudsman Service, or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States.
     Failure to manage these risks adequately could have a material adverse effect on the Group’s reputation and/or its business, financial condition and/or results of operations.

Shareholder Information
Risk Factors continued
The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to members of the Group is the subject of reform and reorganisation
The UK Government announced proposals on 16 and 17 June 2010 to reform the institutional framework for UK financial regulation. Specifically, the UK Government intends to disband the FSA and reallocate its current responsibilities between three new regulatory authorities.
     Any substantial reorganisation of the regulatory framework has the potential to cause administrative and operational disruption for the regulatory authorities concerned. This disruption could impact on the resources which the FSA or any successor authority is able to devote to the supervision of regulated financial services firms, the nature of its approach to supervision and accordingly, the ability of regulated financial sector firms (including members of the Group) to deal effectively with their supervisors and to anticipate and respond appropriately to developments in regulatory policy.
     While it is not presently anticipated that the structural reorganisation of the regulatory authorities concerned will, itself, lead to substantive changes in the regulatory provisions and conduct of business rules and guidance which have been made or are being consulted on by the FSA, it is possible that future changes in the nature of, or policies for, prudential and conduct of business supervision, as performed by any successor authority to the FSA, will differ from the current approach taken by the FSA and that this could lead to a period of some uncertainty for members of the Group.
     Any or all of these factors could have a material adverse effect on the conduct of the business of the Group and, therefore, also on its strategy and profitability, and its ability to respond to and satisfy the supervisory requirements of the relevant UK regulatory authorities.
Various new reforms to the mortgage lending market have been proposed which could require significant implementation costs or changes to the business strategy of relevant members of the Group and may create uncertainty in the application of relevant laws or regulation
In March 2009, the Turner Review, “A regulatory response to the global banking crisis”, was published and set out a detailed analysis of how the global financial crisis began along with a number of recommendations for future reforms and proposals for consultation. In the Turner Review, it was announced that the FSA would publish a discussion paper considering the possibility of a move towards the regulation of mortgage products (in addition to the product providers) and other options for reform of the mortgage market. This discussion paper (Discussion Paper 09/3) was published in October 2009 and launched the FSA’s “Mortgage Market Review”. The review involved a consultation concerning various potential reforms to the regulatory framework applicable to mortgage lenders and mortgage intermediaries, including in relation to mortgage firms’ conduct of business, product distribution and advice, and their handling of arrears and repossessions.
     Separately, HM Treasury announced on 26 March 2010 that it had decided to transfer the responsibility for the regulation of second charge residential mortgages, including existing loans, from the OFT to the FSA, and further to consider changes to the form of regulation proposed to protect consumers in the buy-to-let sector and to take action to protect borrowers when mortgage books are on-sold.
     At this stage, it is not possible accurately to predict the nature and impact that these reforms (and any further reforms considered as part of the Mortgage Market Review) may have. However, it is possible that such reforms, if adopted, could lead to a period of uncertainty for the affected members of the Group, particularly as regards changes that may be required to the operational strategy and capital management of the relevant entity, and the supervisory approach taken by the FSA in relation to second charge mortgages, a portfolio of which the Group acquired as a result of its acquisition of Alliance & Leicester. In addition, a change of UK Government has occurred since these proposals were adopted and a new UK regulatory structure has been proposed. While there is, at present, nothing to suggest that these proposals will not be implemented, the change of UK Government and the proposed reforms to the regulatory supervisory structure could give rise to uncertainty for members of the Group as to whether or when the proposed reforms will take place.
     As a consequence of such changes and any associated costs that may arise, it is possible that there could be a material adverse effect on the business, financial condition and/or results of operations of the Group.
Potential intervention by the UK Financial Services Authority (or an overseas regulator) may occur, particularly in response to attempts by customers to seek redress from financial service institutions, including the Group, where it is alleged that particular products fail to meet the customers’ reasonable expectations.
Customers of financial services institutions, including customers of the Group, may seek redress if they consider that they have suffered loss as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on the business, results of operations and/or financial condition of the Group arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.
     The Financial Services Act 2010 has provided for a new power for the FSA which enables the FSA to require authorised firms, including members of the Group, to establish a consumer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a widespread or regular regulatory failing, including misselling.

Shareholder Information
Risk Factors continued
In recent years there have been several industry-wide issues in which the FSA has intervened directly. One such issue is the misselling of Payment Protection Insurance (“PPI”), on which topic, in August 2010, the FSA published Policy Statement 10/12 entitled “The assessment and redress of Payment Protection Insurance complaints”. This policy statement contains final FSA Rules which alter the basis on which FSA regulated firms (including the Company and certain members of the Group) must consider and deal with complaints in relation to the sale of PPI and may potentially increase the amount of compensation payable to customers whose complaints are upheld. In October 2010 the British Bankers’ Association applied for judicial review of these new rules and it is currently uncertain as to whether this application will lead to further changes to the rules. The Company and certain members of the Group have sold and continue to sell PPI. At this point in time, the Company and the relevant members of the Group are assessing the likely impact of the revised FSA Rules on this subject. However, it is possible that these new rules may increase the costs associated with assessing PPI complaints and may lead to the Company and/or members of the Group paying out substantially higher amounts in compensation to customers who make such complaints. As a result, this may ultimately have an impact on the business, financial condition and/or results of operations of the Company and the Group.
     The FSA may identify future industry-wide misselling or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to misselling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.
     Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the business, results of operations and/or financial condition of the Group.
Members of the Group are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (“FSCS”) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if an FSA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the FSA, including the Company and other members of the Group.
     In the event that the FSCS raises funds from authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material adverse effect on its business, financial condition and/or results of operations. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up in the future if similar measures are required to protect depositors of other institutions.
     In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for the Group. For instance, the FSA produced a consultation paper on pre-funding the FSCS, which may affect the profitability of the Company (and other members of the Group required to contribute to the FSCS), although the UK Government has stated that pre-funding would not be introduced before 2012.
     As a result of the structural reorganisation and reform of the UK financial regulatory authorities, it is proposed that the FSCS will become the responsibility of one of the successor regulatory authorities to the FSA. It is possible that future policy of the FSCS and future levies on the firms authorised by the FSA may differ from those at present and that this could lead to a period of some uncertainty for members of the Group. In addition, it is possible that other jurisdictions where the Group operates could introduce similar compensation, contributory or reimbursement schemes. As a result of any such developments, the Group may incur additional costs and liabilities which may adversely affect its business, financial condition and/or results of operations.
The Banking Act may adversely affect the Group’s business
The Banking Act came into force on 21 February 2009. It provides HM Treasury, the Bank of England and the FSA with a variety of tools for dealing with UK institutions which are authorised deposit takers and are failing. If the position of a relevant entity in the Group were to decline so dramatically that it was considered to be failing, or likely to fail, to meet threshold authorisation conditions set out in FSMA (for example, if there were a mass withdrawal of deposits over solvency fears surrounding the Company, in a manner analogous to the situation that occurred at Northern Rock, adversely affecting the ability of the Company to continue to trade), it could become subject to the exercise of powers by HM Treasury, the Bank of England and the FSA under the special resolution regime set out in the Banking Act. The special resolution regime provides HM Treasury, the Bank of England and the FSA with a variety of powers for dealing with UK deposit taking institutions that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a “bridge bank”. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

Shareholder Information
Risk Factors continued
If an instrument or order were made under the Banking Act in respect of the Company, such instrument or order (as the case may be) may (among other things): (i) result in a compulsory transfer of shares and/or other securities or property of the Company; and/or (ii) impact on the rights of the holders of shares or other securities in the Company, and/or result in the nullification or modification of the terms and conditions of such shares or securities; and/or (iii) result in the de-listing of the Company’s shares and/or other securities. In addition, such an order may affect matters in respect of the Company and/or other aspects of the Company’s shares or other securities which may negatively affect the ability of the Company to meet its obligations in respect of such shares or securities.
     At present, no instruments or orders have been made under the Banking Act in respect of the Group and there has been no indication that any such order will be made, but there can be no assurance that holders of shares or other securities in the Company would not be adversely affected by any such order if made in the future.
The Group’s operations are highly dependent on its information technology systems
The Group’s business, financial performance and ability to meet its strategic objectives depend to a significant extent upon the functionality of its information technology systems, including Partenon, and its ability to increase systems capacity. The proper functioning of the Group’s financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s business and its ability to compete. For example, the Group’s ability to process credit card and other electronic transactions for its customers is an essential element of its business. A disruption (even short-term) to the functionality of the Group’s information technology systems (whether as a result of migrating any new business onto Partenon or otherwise), delays or other problems in increasing the capacity of the information technology systems or increased costs associated with such systems could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
     The Group relies upon certain outsourced services (including information technology support, maintenance and consultancy services in connection with Partenon) provided by certain other members of the Banco Santander, S.A. Group. Any material change in the basis upon which these services are provided to the Group could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
     In addition, if the Group fails to update and develop its existing information technology systems as effectively as its competitors, this may result in a loss of the competitive advantages that the Group believes its information technology systems provide, which could also have a material adverse effect on the Group’s business, financial condition and/or results of operations.
Third parties may use the Group as a conduit for illegal activities without the Group’s knowledge, which could have a material adverse effect on the Group
The Group is required to comply with applicable anti-money laundering laws and regulations and has adopted various policies and procedures, including internal control and “know-your-customer” procedures, aimed at preventing use of the Group for money laundering. For example, a major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US economic sanctions. The outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on the Group’s operations and/or financial condition, especially to the extent that the scope of any such proceedings expands beyond its original focus.
     In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering, then its reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists’’ that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s business, financial condition and/or results of operations.

Shareholder Information
Risk Factors continued
Changes in the pension liabilities and obligations of the Group could have a materially adverse effect on the Group
The Group provides retirement benefits for many of its former and current employees in the United Kingdom through a number of defined benefit pension schemes established under trust. The Group has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements, employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees, although if they cannot agree, such rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.
     The UK Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension plans where that employer is a service company, or is otherwise “insufficiently resourced” (as defined for the purposes of the relevant legislation). As some of the employers within the Group are service companies or may become insufficiently resourced, other companies within the Group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee to provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.
     The High Court decided in the 2010 case of Bloom and others v The Pensions Regulator (Nortel, Re) that liabilities under financial support directions issued by the Pensions Regulator against companies after they have gone into administration were payable as an expense of the administration, and did not rank as provable debts. This means that such liabilities will have to be satisfied before any distributions to unsecured creditors could be made. The matter is not yet settled as it is understood that there will be an expedited appeal to the Court of Appeal and amendment to the existing legislation may be introduced.
     The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company which is connected with or an associate of such employer in circumstances where the Regulator considers it reasonable to issue. The risk of a contribution notice being imposed may inhibit the freedom of the Group to restructure itself or to undertake certain corporate activities.
     Changes in the size of the deficit in the defined benefit schemes operated by the Group, due to reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in the Group having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of the Group’s business and reduce the Company’s capital resources. While a number of the above factors can be controlled by the Group, there are some over which it has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult the Group before changing the pension schemes’ investment strategy, the trustees have the final say.
Risks concerning enforcement of judgements made in the United States
Santander UK plc is a public limited company registered in England and Wales. All of the Company’s Directors live outside the United States of America. As a result, it may not be possible to serve process on such persons in the United States of America or to enforce judgements obtained in US courts against them or Santander UK based on the civil liability provisions of the US federal securities laws or other laws of the United States of America or any state thereof. The Directors’ Report on pages 137 to 148 has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 137 to 148. Under this safe harbour, the Directors would be liable to the Company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

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

>	an individual who is neither resident nor ordinarily resident in the UK; or

>	a company which is not resident in the UK.
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
Share Information
Sterling-denominated preference shares
At 31 December 2010, the Company had outstanding 625,000,000 sterling denominated preference shares. 325,000,000 of these sterling preference shares, nominal value of £1.00 each were issued in October 1995, February 1996 and June 1997. In addition, the Company issued 300,002 sterling preference shares, nominal value of £1.00 each in May 2010.
Major shareholders
At 31 December 2010, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holdings, S.L.. On 12 November 2004, Banco Santander, S.A. acquired the entire issued ordinary share capital of the Company by means of a scheme of arrangement under Section 425 of the Companies Act 1985.
     On 3 August 2010, Banco Santander S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc.
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

Shareholder Information
Glossary of Financial Services Industry Terms

Term used in the Annual Report	US equivalent or brief description of meaning

Accounts	Financial statements
Allotted	Issued
Articles of Association	Bylaws
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares or common stock and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Members	Shareholders
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Provisions	Liabilities
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders	Stockholders
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Advanced Internal Rating Based Approach (‘AIRB’)	A method for calculating credit risk capital requirements using the Group’s internal Probability of Default (‘PD’), Loss Given Default (‘LGD’) and Exposure at Default (‘EAD’) models. The UK Financial Services Authority approved the Group’s application of the AIRB approach to the Group’s credit portfolios with effect from 1 January 2008.

Advanced measurement approach (‘AMA’)	A method for calculating the operational capital requirement, under Basel II which uses the Group’s internal operational risk measurement system, subject to the approval of the UK Financial Services Authority.

Alternative A-paper (‘Alt-A’)	Alternative A-paper are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non- owner occupied properties; and debt-to-income ratio above normal limits.

Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue. Corporate customers may also be considered non-performing prior to being behind in fulfilling their obligations. This can happen when a significant restructuring exercise begins.

Asset backed products	Asset backed products are debt and derivative products that are linked to the cash flow of a referenced asset. This category includes asset backed loans; collateralised debt obligations (‘CDOs’); collateralised loan obligations (‘CLOs’); asset-backed credit derivatives (‘ABS CDS’); asset backed and mortgage backed securities.

Asset Backed Securities (‘ABS’)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles, student loans. In the case of Collateralised Debt Obligations, the referenced pool may be ABS or other classes of assets. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. ABS are issued by a special purpose entity following a securitisation. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations and residential mortgage backed securities are all types of ABS.

Asset margin	Interest earned on customer assets relative to the average internal funding rate, divided by average customer assets, expressed as an annualised percentage.

Average balances	Average balances which make up the average balance sheet are based upon monthly averages.

Backstop facility	A standby facility that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

Bank levy	A levy that applies to certain UK banks and building societies and the UK operations of foreign banks from 1 January 2011. The bank levy was announced in the Government June 2010 budget and will be introduced via legislation in the Finance Bill 2011. It is designed to encourage less risky funding, and complements the wider agenda to improve regulatory standards and enhance financial stability.

Basel II	A supervisory framework for the risk and capital management of banks issued by the Basel Committee on Banking Supervision, in the form of the ‘International Convergence of Capital Measurement and Capital Standards’. In the European Union, Basel II was implemented by the Capital Requirements Directive (CRD) with effect from 1 January 2007. In the UK, the Financial Services Authority implemented the CRD by including it in UK Financial Services Authority rules which took effect from 1 January 2007.

Basel III	As part of a strengthening of the resilience of the global banking system, Basel III will replace Basel II in phased implementation between 2013 and 2019.

Basis point	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

BIPRU	The prudential sourcebook for banks, building societies and investment firms which sets out the UK Financial Services Authority’s capital requirements.

Business / Strategic risk	The current or prospective risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. This includes pro-cyclicality and capital planning risk. The internal component is the risk related to implementing the strategy. The external component is the risk of the business environment change on the firm’s strategy.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Collateralised bond obligation (‘CBO’)	A security backed by the repayments from a pool of bonds, some of which may be sub-investment grade but because of their different types of credit risk, they are considered to be sufficiently diversified to be of investment grade.

Collateralised Debt Obligation (‘CDO’)	Securities issued by a third party which reference Asset Backed Securities (defined above) and/or certain other related assets purchased by the issuer. The underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised Loan Obligation (‘CLO’)	A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Collateralised Synthetic Obligation (‘CSO’)	A form of synthetic collateralised debt obligation that does not hold assets like bonds or loans but invests in credit default swaps (‘CDSs’) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

Collectively assessed loan impairment	Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. For each portfolio where the impairment loss allowance is assessed on a collective basis, the impairment loss allowance is calculated as the product of the number of accounts in the portfolio, the estimated proportion of accounts that will be written off, or repossessed in the case of mortgage loans (loss propensity), the estimated proportion of such cases that will result in a loss (loss factor) and the average loss incurred (loss per case) based on historical experience. Separate assessments are performed with respect to observed losses and inherent losses.

Commercial Banking margin	The trading net interest income (adjusted to remove net interest income from the run down Treasury asset portfolio) over average commercial assets (mortgages, unsecured personal loans, corporate loans and overdrafts).

Commercial lending	Loans secured on UK commercial property, and corporate loans.

Commercial Mortgage Backed Securities (‘CMBS’)	Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Commercial Real Estate	Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets.

Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of the Group and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can also be issued in a wide range of denominations and can be either discounted or interest-bearing.

Commodity products	These products are exchange traded and OTC derivatives based on a commodity underlying (e.g. metals, precious metals, oil and oil related, power and natural gas).

Concentration risk	An element of credit risk and includes large (connected) individual exposures, and significant exposures to groups of counterparts whose likelihood of default is driven by common underlying factors, e.g. sector, economy, geographical location or instrument type.

Conduit	A financial vehicle that holds asset-backed debt such as mortgages, vehicle loans and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio.

Consumer credit	Personal banking services comprising current account products, credit cards and unsecured personal loans.

Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.

Core Tier 1 capital	Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the UK Financial Services Authority.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.

Cost:income ratio	Operating expenses as a percentage of total income. The Group calculates cost: income ratio on a trading basis.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances.

Covered bonds	A bond backed by a pool of mortgage loans. The mortgages remain on the issuer’s balance sheet. The issuing bank can change the make-up of the loan pool or the terms of the loans to preserve credit quality. Covered bonds thus have a higher risk weighting than mortgage-backed securities because the holder is exposed to both the non-payment of the mortgages and the financial health of the issuer.

Credit conversion factors (‘CCFs’)	The portion of an off-balance sheet commitment drawn in the event of a future default. The conversion factor is expressed as a percentage. The conversion factor is used to calculate the exposure at default (EAD).

Credit Default Swap (‘CDS’)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit derivative	A contractual agreement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event defined at the inception of the transaction. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancement	See ‘Liquidity and Credit enhancements’.

Credit market exposures	Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale.

Credit risk	The risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk includes residual credit risk and concentration risk.

Credit risk adjustment	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties. It is measured as a lifetime expected loss for each counterparty based on the probability of default, the loss given default and the expected exposure of the OTC derivative position with the counterparty.

Credit risk loans (‘CRLs’)	A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit valuation adjustment (‘CVA’)	The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party pays a fixed interest rate, while the other pays a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts / customer deposits	Money deposited by all individuals and companies that are not credit institutions. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Such funds are recorded as liabilities in the Group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Debit valuation adjustment (‘DVA’)	The opposite of credit valuation adjustment. It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured. The Group has classified most of its debt securities under ‘debt securities in issue’.

Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset	Income taxes that are recoverable in future periods as a result of deductible temporary differences and the carry-forward of tax losses and unused tax credits. Temporary differences arise due to timing differences between the accounting value of an asset or liability recorded and their value for tax purposes (tax base) that result in tax deductible amounts in future periods.

Deferred tax liability	Income taxes that are payable in future periods as a result of taxable temporary differences. Temporary differences arise due to timing differences between the accounting value of an asset or liability and their value for tax purposes (tax base) that result in taxable amounts in future periods.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service. The Group determines the present value of the defined benefit obligation by the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity closest to the terms of the related liability, adjusted where necessary.

Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer’s obligation can be more or less than its contributions to the fund.

Defined contribution plan	A pension plan under which the Group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods, i.e. the employer’s obligation is limited to its contributions to the fund.

Delinquency	See ‘Arrears’.

Deposits by banks	Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short term deposits. Such funds are recorded as liabilities in the Group’s balance sheet under Deposits by Banks Trading Liabilities or Financial Liabilities designated at Fair Value.

Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation	A component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Dividend payout ratio	Ordinary equity dividends proposed divided by profit after tax.

Earnings at Risk (‘EaR’)	The sensitivity of earnings (net income) to movement in market rates measured at approximately 99th percentile.

Economic capital	An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Effective interest rate	The interest rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses.

Effective Interest method	A method of calculating the amortised cost or carrying value of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability

Effective tax rate	The actual tax on profits on ordinary activities as a percentage of profit on ordinary activities before taxation.

Equity products	These products are linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (‘CFD’) products.

Equity risk	The potential for loss of income or decrease in the value of net assets caused by movements in the market price of equities or equity instruments, arising from the Group’s positions, either long or short, in such equity-based instruments.

Equity structural hedge	An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not reprice with market rates.

Expected loss	The Group measure of anticipated loss for exposures captured under an internal ratings-based credit risk approach for capital adequacy calculations. It is measured as the Group-modelled view of anticipated loss based on Probability of Default, Loss Given Default and Exposure at Default, with a one-year time horizon.

Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.

Exposure at default (‘EAD’)	The estimation of the extent to which the Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Services Compensation Scheme (‘FSCS’)	The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (‘FSMA’) 2000. The FSCS can pay compensation to customers if a UK Financial Services Authority authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the UK Financial Services Authority, including Santander UK and other members of the Group.

First/Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.

Forbearance	An arrangement which allows a mortgage customer to repay a monthly amount which is lower than their contractual monthly payment for a short period. This period is usually for no more than 12 months and is negotiated with the customer by the mortgage collectors. Strategies used to assist borrowers in financial difficulty, include capitalising loan arrears arising from repayment arrangement and refinancing (either extending loan terms or converting loans to an interest-only basis)

Foreclosure	A legal process by which the holder of a legal charge, usually a lender, obtains a court ordered termination of a mortgagor’s equitable right of redemption. The foreclosure process is a lender selling or repossessing a parcel of real property, after the borrower has failed to comply with an agreement between the lender and borrower. Usually, the violation is a default in payment of a promissory note, secured by a charge on the property. When the process is complete, the lender can sell the property and keep the proceeds to pay off its mortgage and any legal costs, and it is typically said that “the lender has foreclosed its mortgage”.

Foundation Internal Risk-based (‘IRB’) approach	A method for calculating credit risk capital requirements using the Group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at default.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Funded/unfunded	Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released/not released.

Funding risk	The risk that the Group, although solvent, has funding programmes such as debt issuance that subsequently fail. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the bank and its depositors. Risks arising from the encumbrance of assets are also included within this definition.

Futures contract	A contract between two parties to buy or sell a financial instrument or commodity of standardised quantity and quality at a specified future date at a price agreed today (the futures price). Futures differ from forward contracts in that they are traded on recognised exchanges (futures exchange) and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

FX products	These products are derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts; FX swaps; FX options.

G20 (G-20 or Group of Twenty)	The Group of Twenty Finance Ministers and Central Bank Governors is a group of finance ministers and central bank governors from 20 major economies: 19 countries (including UK, France, Canada, Australia, USA, South Africa, Japan, China) and the European Union, established in 1999 to promote open and constructive discussion between industrial and emerging-market countries on key issues related to global economic stability. Since then, the heads of the G20 nations have met semi-annually at G20 summits.

GAAP	A body of generally accepted accounting principles such as IFRS.

Gain on acquisition	The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Home Loans	A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans	Loans where an individual identified impairment loss allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment loss allowance	A loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss inherent in the lending book. An impairment loss allowance may either be identified or unidentified and individual or collective.

Impairment losses	The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Individually assessed loan impairment	Impairment is measured individually for assets that are individually significant. For these assets, the Group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.

Interest rate products	Products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

Interest rate swap	A derivative contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread	The difference between the difference between the gross yield on average interest-earning assets and the interest rate paid on average interest-bearing liabilities.

Internal Capital Adequacy Assessment Process (‘ICAAP’)	The Group’s own assessment of its regulatory capital requirements, as part of Basel II. It takes into account the regulatory and commercial environment in which the Group operates, the Group’s risk appetite, the management strategy for each of the Group’s material risks and the impact of appropriate adverse scenarios and stresses on the Group’s capital requirements.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Internal ratings-based approach (‘IRB’)	The Group’s method, under Basel II framework, of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters. It is a more sophisticated technique in credit risk management and can be Foundation IRB or Advanced IRB.

International Accounting Standards Board (‘IASB’)	The independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (‘IFRS’) and for approving Interpretations of IFRS as developed by the IFRS Interpretations Committee (previously International Financial Reporting Interpretations Committee) (‘IFRIC’).

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

ISDA	International Swaps and Derivatives Association.

ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.

Jaws	The difference between the growth in cost and the growth in income

Key management personnel	Directors and the Executive Committee of Santander UK plc.

Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date.

Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.

Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.

Leveraged Finance	Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liquid assets	Cash and short term deposits principally held to manage the day-to-day requirements of the business.

Liquidity and Credit enhancements	Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralization. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

Liquidity risk	The risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Loan impairment loss allowance	See ‘Impairment loss allowance’.

Loan loss rate	Defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Loan modification	A process by which the terms of a loan are modified either temporarily or permanently, including changes to the rate and/or the payment. Modification may also lead to a re-ageing of the account.

Loan to deposit ratio	The ratio of the book value of the Group’s commercial assets (i.e. retail and corporate banking assets) divided by its commercial liabilities (i.e. retail and corporate banking deposits, and shareholders’ funds).

Loan to value ratio (‘LTV’)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV. Origination LTVs use the current outstanding loan balance and the value of the property at origination of the loan. Indexed LTVs use the current outstanding loan value and the current value of the property (which is estimated using one or more external house price indices).

Loans past due	Loans are past due when a counterparty has failed to make a payment when contractually due.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Loss Given Default (‘LGD’)	The fraction of Exposure at Default (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process.

Market risk	The risk of a reduction in economic value or reported income resulting from a change in the variables of financial instruments including interest rate, equity, credit spread, property and foreign currency risks. Market risk consists of trading and non-traded market risks. Trading market risk includes risks on exposures held with the intention of benefiting from short term price differences in interest rate variations and other market price shifts. Non-traded market risk includes, inter alia, interest rate risk in investment portfolios.

Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Medium Term Notes (‘MTNs’)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Mezzanine capital	A financing instrument that combines debt and equity characteristics, representing a claim on a company’s assets which is senior only to that of common shares. It can be structured either as debt (typically an unsecured and subordinated note) or preferred shares.

Monoline	An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps referencing the underlying exposures held.

Monoline Wrapped	Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer.

Mortgage Backed Securities (‘MBS’)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage vintage	The year the mortgage was issued.

Mortgage-related securities	Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.

Mortgage servicing rights	The rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Negative equity mortgages	Equates to the value of the asset less the outstanding balance on the loan. It arises when the value of the property purchased is below the balance outstanding on the loan.

Net Equity	The change in shareholders’ equity between one period and another.

Net Interest Income	The difference between interest received on assets and interest paid on liabilities.

Net interest margin	Net interest income as a percentage of average interest-earning assets.

Non-asset backed debt instruments	These products are debt instruments. This category includes government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

Non-GAAP financial measure	A financial measure that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. Non-GAAP financial measures are not a substitute for GAAP measures.

Non-investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Non-performing loans	In the Retail Banking business, loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer. In the Corporate Banking business, loans and advances are classified as non-performing either when payments are more than three months past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms.

Non-traded market risk	See ‘Market risk’.

Notional collateral	Collateral based on the notional amount of a financial instrument.

Operational risk	The risk of loss to the Group, resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk.

Option	A derivative contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the- counter.

Organisation for Economic Co-operation and Development (‘OECD’)	The Organisation for Economic Co-operation and Development is an international economic organisation founded in 1961 to stimulate economic progress and world trade. It defines itself as a forum of countries committed to democracy and the market economy. To date, it comprises of 34 member countries including (but not limited to) key European countries, the United States, Canada and Japan.

Overdraft	A line of credit established through a customer’s bank account and contractually repayable on demand

Over the counter (‘OTC’) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due. In the Group’s retail loans book, a loan or advance is considered past due when any contractual payments have been missed. In the Group’s corporate loans book, a loan or advance is considered past due when 90 days past due, and also when the Group has reason to believe that full repayment of the loan is in doubt.

Pension obligation risk	The risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.

Potential Credit Risk Loans (‘PCRLs’)	Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

Prime / prime mortgage loans	Loans of a higher credit quality and those which would be expected to satisfy the criteria for inclusion into Government programmes. These loans are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Principal transactions	Principal transactions comprise net trading income and net investment income.

Private equity investments	Private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (‘PD’)	The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, the Group assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Product structural hedge	An interest rate hedge which functions to reduce the impact of volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

Regular way purchase	A purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned.

Regulatory capital	The amount of capital that the Group holds, determined in accordance with rules established by the UK Financial Services Authority for the consolidated Group and by local regulators for individual Group companies.

Renegotiated loans	Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Reputational risk	The risk of financial loss or reputational damage arising from treating customers unfairly, a failure to manage risk, a breakdown in internal controls, or poor communication with stakeholders. This includes the risk of decline in the value of the Group’s franchise potentially arising from reduced market share, complexity, tenor and performance of products and distribution mechanisms. The reputational risk arising from operational risk events is managed within the operational risk framework.

Residential mortgage	See ‘Home Loans’.

Residential Mortgage Backed Securities (‘RMBS’)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Residual credit risk	An element of credit risk which arises when credit risk measurement and mitigation techniques prove less effective than expected.

Residual value (of an asset)	The estimated amount that the Group would currently obtain from disposal of an asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Residual value risk	The risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception.

Restricted shares	Awards of the Group’s ordinary shares to which employees will normally become entitled, generally between one and three years, subject to remaining an employee.

Restructured loans	Loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

Retail Internal Risk-based (‘IRB’) approach	The Group’s internal method of calculating credit risk capital requirements for its key retail portfolios. The UK Financial Services Authority approved the Group’s application of the retail IRB approach to the Group’s credit portfolios with effect from 1 January 2008.

Retail Loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit. Residential mortgage lending is secured against residential property. Banking and consumer credit is unsecured lending, including current accounts, credit cards and personal loans, which may be used for various customer uses including car purchases, medical care, home repair and holidays.

Return on average shareholders’ equity	Calculated as profit for the year attributable to equity holders of the Parent divided by the average shareholders’ equity for the year, excluding non-controlling interests.

Return on average total assets	Profit for the year attributable to equity holders of the Parent divided by the average total assets for the year, excluding non-controlling interests.

Risk appetite	The level of risk (types and quantum) that the Group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.

Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the UK Financial Services Authority.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Sale and repurchase agreement	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller’s perspective such agreements are securities sold under repurchase agreements (‘repos’) and from the buyer’s securities purchased under commitments to resell (‘reverse repos’).

Second charge / lien	See ‘First/Second charge’.

Securities sold under a repurchase agreement (‘repo’)	A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. With a security sold under a repurchase agreement or a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other end of the transaction (buying the security and agreeing to sell in the future), it is a security purchased under commitments to resell or a reverse repo.

Securities purchased under commitment to resell (‘reverse repo’)	See ‘Securities sold under a repurchase agreement’.

Securitisation	Securitisation is a process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. Securitisation is the process by which ABS (asset backed securities) are created. A company sells assets to an SPE (special purpose entity) which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities or residential mortgage-backed securities (‘RMBS’) as well as commercial mortgage-backed securities. The Group has established several securitisation structures as part of its funding and capital management activities.

Short-term borrowings	Defined by the US Securities and Exchange Commission (‘SEC’) as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet.

Small and medium sized enterprises (‘SMEs’)	Companies principally with annual turnover between £1m and £25m.

Special Purpose Entities (‘SPEs’) or Special Purpose Vehicles (‘SPVs’)	Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs/SPVs take a number of forms, including:

> The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

> Derivative transactions to provide investors in the SPE/SPV with a specified exposure.

> The provision of liquidity or backstop facilities which may be drawn upon if the SPE/SPV experiences future funding difficulties.

> Direct investment in the notes issued by SPEs/SPVs.

Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under Basel II, using External Credit Assessment Institutions (‘ECAI’) ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see ‘IRB’ defined above). In relation to operational risk, a method of calculating the operational capital requirement under Basel II, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Strategic risk	See ‘Business / strategic risk’.

Structural hedge	See ‘Product structural hedge’.

Structured Investment Vehicles (‘SIVs’)	Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Structural liquidity	The liquidity available from current positions — principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Subordination	The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime	Defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Tier 1 capital	A measure of a bank’s financial strength defined by the UK Financial Services Authority. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio	The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital	Defined by the UK Financial Services Authority. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Total shareholder return	Defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

Trading basis (Trading income, trading expenses, trading provisions)	The basis on which financial information for each reporting segment, including measures of operating results, assets and liabilities, are measured and reviewed by the Board. The segments are managed primarily on their results prepared on such basis. The trading basis differs from the statutory basis as a result of the application of various adjustments as described below. Management considers that the trading basis provides the most appropriate way of evaluating the performance of the business.

The adjustments consist of:

Alliance & Leicester pre-acquisition trading basis results — Following the transfer of Alliance & Leicester plc to the Company in January 2009, the statutory results for the years ended 31 December 2010 and 2009 include the results of the Alliance & Leicester business, whereas the statutory results for the year ended 31 December 2008 do not. In order to enhance the comparability of the results for the three periods, management reviews the 2008 results including the pre-acquisition results of the Alliance & Leicester group for that period.

Reorganisation and other costs — These comprise implementation costs in relation to the cost reduction projects, including integration-related expenses, certain impairment losses taken centrally, as well as costs in respect of customer remediation. Management needs to understand the underlying drivers of the cost base that will remain after these exercises are complete, and does not want this view to be clouded by these costs, which are managed independently.

Depreciation of operating lease assets — The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income

Profit on part sale and revaluation of subsidiaries — These profits are excluded from the results to allow management to understand the underlying performance of the business.

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

Shareholder Information
Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition

Trading market risk	See ‘Market risk’.

Troubled debt restructurings	Comprise those loans that are troubled debt restructurings but that are not included in either non-accrual loans or in accruing loans which are contractually overdue 90 days or more as to principal or interest. A restructuring of a loan is a troubled debt restructuring if the lender, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.

Unaudited	Unaudited financial information is information that has not been subjected to the audit procedures undertaken by the Group’s auditors to enable them to express an opinion on the Group’s financial statements.

Unfunded	See ‘Funded / unfunded’.

Unsecured personal lending (‘UPL’)	A loan made to an individual that is not collateralised by a charge on specific assets of the borrower. In the event of the bankruptcy of the borrower, unsecured creditors have a general claim on the assets of the borrower after the specific pledged assets have been assigned to the secured creditors. As a result, the unsecured creditors may realise a smaller proportion of their claims than the secured creditors. The Group’s unsecured personal lending comprises unsecured loans, credit cards and overdrafts to individuals.

Value at Risk (‘VaR’)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Write-Down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

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
By Order of the Board
Ana Botín
Chief Executive Officer
17 March 2011

Cross-reference to Form 20-F
Cross-reference to Form 20-F

Part I

1	Identity of Directors, Senior Management and Advisers		*

2	Offer Statistics and Expected Timetable		*

3	Key Information	Selected Financial Data	263
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	266

4	Information on the Company	History and Development of the Company	6
		Business Overview	6
		Organisational Structure	7
		Property, Plant and Equipment	54

4A	Unresolved Staff Comments		N/a

5	Operating and Financial Review and Prospects	Operating Results	13
		Liquidity and Capital Resources	59
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	2
		Off-Balance Sheet Arrangements	58
		Contractual Obligations	58

6	Directors, Senior Management and Employees	Directors and senior management	135
		Compensation	141
		Board Practices	140
		Employees	143
		Share Ownership	143

7	Major Shareholders and Related Party Transactions	Major Shareholders	277
		Related Party Transactions	142, 235
		Interests of Experts and Counsel	*

8	Financial Information	Consolidated Statements and Other Financial	152
		Information
		Significant Changes	12, 137

9	The Offer and Listing	Offer Listing and Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*

10	Additional Information	Share Capital	*
		Articles of Association	279
		Material Contracts	41
		Exchange Controls	N/a
		Taxation	277
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	278
		Subsidiary Information	N/a

11	Quantitative and Qualitative Disclosures about Market Risk		112

12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II

13	Defaults, Dividend Arrearages and Delinquencies		N/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a

15	Controls and Procedures	Disclosure Controls and Procedures	146
		Management’s Annual Report on Internal Control	146
		over Financial Reporting
		Attestation Report of the Registered Public	N/a
		Accounting Firm
		Changes in Internal Control Over Financial Reporting	146

16A	Audit Committee Financial Expert		140

16B	Code of Ethics		144

16C	Principal Accountant Fees and Services		186

16D	Exemptions from the Listing Standards for Audit Committees		N/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a

16F	Change in Registrant’s Certifying Accountant		N/a

16G	Corporate Governance		N/a

Part III

17	Financial Statements		N/a

18	Financial Statements		152

19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SANTANDER UK plc

By:	/s/ Ana Botín
Ana Botín
Chief Executive Officer
Dated: 17 March 2011

Santander UK plc. Registered Office: 2 Triton Square, Regent's Place, London NW1 3AN, United Kingdom. Registered Number 2294747. Registered in England. www.santander.co.uk
Telephone 0870 607 6000. Calls may be recorded or monitored. Authorised and regulated by the Financial Services Authority except in respect of its consumer credit products for which Santander UK plc is licensed and regulated by the Office of Fair Trading. FSA registration number 106054. Santander and the flame logo are registered trademarks.

Santander UK plc advises on mortgages, a limited range of life assurance, pension and collective investment scheme products and acts as an insurance intermediary for general insurance.

LCOM 0962 NOV 10 T

This item can be recycled.

EXHIBIT INDEX
Exhibits1
1.1	Articles of Association of Santander UK plc[2]
4.1	Cross guarantee agreement between Abbey National plc and Alliance & Leicester plc dated 19 March 2009[3]

7.1	Statement of ratio of earnings to fixed charges[4]

8.1	List of Subsidiaries of Santander UK plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Financial Controller Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP[4]

[1]	Documents concerning Santander UK plc referred to within the Annual Report on Form 20-F 2010 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK plc.

[2]	As previously furnished with the Securities and Exchange Commission on the Form 6-K dated 10 March 2010 of Santander UK plc.

[3]	As previously filed with the Securities and Exchange Commission on pages 148 through 150 of the Form 20-F dated 19 March 2009 of Abbey National plc.

[4]	Incorporated by reference into Registration Statement Nos. 333-10232, 333-11320 on Forms F-3.