Form 20-F
period 2011-12-31
Santander UK plc
filed 2012-03-15
CIK 1087711

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

4.000% Notes due 2016, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.875% Notes due 2014, issued by Abbey National Treasury Services plc *	New York Stock Exchange
Floating Rate Notes due 2014, issued by Abbey National Treasury Services plc *	New York Stock Exchange
* Guaranteed by Santander UK plc

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

10 3/8% Non-cumulative Preference Shares of nominal value of £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value of £1 each	125,000,000
Series A Fixed/Floating Rate Non-cumulative Preference Shares of nominal value £1 each	300,002

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  ☒    No  ☐

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

Large accelerated filer  ☐        Accelerated filer  ☐         Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

This document comprises the Annual Report and Accounts on Form 20-F to the US Securities and Exchange Commission for Santander UK plc ("the Annual Report").

Shares are risk investments, share prices and dividends can fall as well as rise and you may not receive back the full amount you invested.

Santander UK plc

2011 Annual Report on Form 20-F

Santander UK plc 2011 Annual Report	1

Business Review and Forward-looking Statements

Chief Executive Officer’s Review

OVERVIEW

In 2011, Santander UK maintained its solid track record with a statutory profit after tax of £903m and with a robust balance sheet, despite a fragile economic recovery as well as a challenging regulatory and market environment. In common with other UK banks, a provision for payment protection insurance remediation was made, which was the most significant driver of the 43% reduction in statutory profit compared to 2010. Excluding this item, Santander UK’s trading profit before tax for 2011 was 4% lower than 2010, impacted by greater regulatory costs including liquidity requirements, the impact of higher funding costs as well as persistently low interest rates.

Despite weaker demand, Santander UK continued to be a consistent lender to homeowners with a market share of gross mortgage lending of more than 17% in 2011. In addition, lending to small and medium-sized enterprises (‘SMEs’) grew by 25% in 2011 and our share of lending commitments made under the UK Government’s Project Merlin agreement were exceeded with £4.3bn of lending. The planned acquisition of the Royal Bank of Scotland retail and corporate banking businesses, which we announced in 2010, is well underway, and upon completion will further accelerate the delivery of our strategic goals and the transformation of the businesses.

Santander UK continues to offer good value and innovative products for retail customers, and is achieving improved levels of service satisfaction as well as an improved performance in the treatment of complaints. We have acted upon customer feedback and have repatriated our international call centres to improve our services and continue to support the UK economy through job creation.

On 6 March 2012 Santander UK announced changes in its executive management structure. We appointed a Chief Financial Officer, promoting Stephen Jones to the position which includes responsibilities for the Finance, Pension and Group Infrastructure functions, and with a key role in managing the relationships with regulators and investors. We have extended the existing responsibilities of Steve Pateman, now Head of UK Banking, to also include Retail Banking and Retail Products and Marketing. This aligns the responsibilities for UK retail and corporate banking operations. In addition, we have formalised the role of the Chief Operating Officer, Juan Olaizola, and have added the responsibility for operational Human Resources. Javier Maldonado has been appointed to take responsibility for Strategy and Corporate Development, including key parts of the Royal Bank of Scotland acquisition. Overall, these changes reflect the next stage of development for the management team structure at Santander UK and will provide the best support for the ambitious development plans we have in place to build the business.

STRATEGIC FOCUS

On 29 September 2011, at the Banco Santander group Investor Day, Santander UK management presented its three year strategic plan. The strategy is directed towards the commercial turnaround of the businesses and Santander UK’s transformation into a market-leading retail and corporate bank in the UK.

Our goal remains to develop Santander UK into a full service, diversified, customer-centred franchise and we intend to make further progress against this goal in 2012. The strategy has three principles:

•	shifting to a customer focus rather than a product focus;

•	diversifying to a more balanced business mix, particularly growth of SME and business banking; and

•	maintaining operating efficiency hand-in-hand with good service levels to customers.

Our proprietary market-leading IT platform is integral to meeting these goals. We plan to invest £490m over the next three years to further improve its functionality and capabilities, at which point the ability to differentiate and grow the businesses faster will be in place.

In 2012 the first priority will be to ensure that we further strengthen Santander UK’s balance sheet, in terms of funding, credit quality and capital. This will provide the foundations for sustainable profit growth in the future through the commercial transformation of the business.

BUSINESS PERFORMANCE

With a distribution network of almost 1,400 branches and agencies and 28 regional corporate banking centres, Santander UK has a firm foundation on which to build a full-service commercial bank. Despite weaker demand in key markets, increased competitive pressures and a fragile economic outlook, we achieved good levels of new business in both SME and mortgage lending. SME lending balances were £2.1bn higher than at the end of 2010 at £10.7bn, whilst mortgage gross lending was £23.7bn in the year ended 31 December 2011. This equated to a gross mortgage market share of more than 17%, which was in excess of our stock market share of around 14%, totalling £173.5bn. Risk management and affordability measures are an important part of our lending decisions and the success of our focus on low LTV and prime segments is demonstrated by our ongoing low levels of mortgage arrears relative to the market.

In 2011 we opened 836,000 new bank accounts and 543,000 credit cards through our retail network, broadly maintaining our market share of stock. As part of the transformation to a customer focus, our Retail Banking proposition is seeking to develop and build deeper customer relationships through increased current account primacy and customer segmentation.

2	Santander UK plc 2011 Annual Report

Business Review and Forward-looking Statements

Chief Executive Officer’s Review continued

Customer loyalty is being rewarded through a range of special deals and incentives and was supported by the launch of new products and campaigns during the year. These were well received by the market and in the final four months of 2011 included:

•

the innovative fixed-rate Upfront Interest Bond, where customers receive their interest at the start rather than at the end of their three-year term. From launch to the end of 2011, more than 7,500 bonds were opened with an average balance of more than £22,000;

•

the fee-paying 123 Cashback Credit Card which offers valuable rewards for customers using the card on a day-to-day basis. More than 145,000 of these cards were opened between September and December; and

•

a high-profile switcher campaign offering enhanced incentives for existing customers to switch their primary bank account to Santander UK; more than 82,000 customers used the service between September and December 2011.

Competition in the deposit acquisition market intensified and margins were at very low levels as a result. We continued to offer a mix of best-buy products and special offers targeted at existing customers and continued to reward our customers for doing more business with us. We restricted our exposure to negative margin deposit acquisition, preferring medium-term wholesale funding of a higher liquidity value. As a result, net deposit flows in the year were negative and commercial deposits were 3% lower than at 31 December 2010. This was possible due to a successful funding programme where we were able to issue over £25bn of medium-term wholesale funding at attractive rates, exceeding our internal target for the year.

The organic growth of Corporate Banking continued through 2011, supported by the opening of new business centres. Lending to our SME customers continued to grow with loan balances 25% ahead of 31 December 2010; this underlines our commitment to this sector as well as helping fulfil our commitments to the UK Government under the Project Merlin agreement. Merlin-related SME gross lending totalled £4.3bn, exceeding our share of the commitment of £4.0bn. The ongoing growth of the Corporate Banking business was supported by the launch of several new initiatives in 2011, notably, our £200m ‘Breakthrough’ programme which provides fast-growth small companies with the resources and knowledge they need to develop, including access to mezzanine funding and a support framework of expert advice. In addition, the launch of our new business banking proposition, with new product offerings being supported by the recruitment of 200 new advisors who are integral to our relationship management based model.

Markets produced a satisfactory result in the year ended 31 December 2011, reflecting transaction volumes lower than in 2010 and in line with the reduced activity levels seen in the market in 2011.

IMPROVING CUSTOMER SERVICE

We remain committed to tackling service issues within our business and a management priority is to improve the customer service experience. To this end, 1,100 new UK based customer-facing roles were announced in 2010. The new staff were in place by March 2011, ahead of the repatriation of our overseas Retail Banking call centres to the UK in July 2011. Complaints handling processes were re-engineered and a range of other initiatives and processes introduced to address the root cause of service quality issues.

The impact of these actions was evident, notwithstanding the greater impact of PPI related complaints in the second half of 2011. The overall number of FSA reportable complaints received in the full year 2011 was 19% lower than in 2010. The Santander UK share of Financial Ombudsman Service customer complaints in the second half of 2011 remained below its general market share of retail banking services whilst Santander UK had a lower share of cases upheld against it than the UK financial service market as a whole. Internal monthly customer surveys also indicate an improvement in service levels; by the end of the 2011 almost 90% of customers were satisfied or better and 80% of complaints were resolved within 48 hours.

Whilst we have made some progress, there remains more to do if all areas of the business are to reach the high levels of customer service and satisfaction which we are consistently delivering in the intermediary and Corporate Banking businesses.

FUNDING, LIQUIDITY AND CAPITAL

Santander UK remains a UK-focused institution with approximately 85% of the balance sheet UK-related and around 85% of customer loans made up of residential mortgages to UK customers.

In the year ended 31 December 2011, the commercial asset stock increased 2% to £206bn, driven by modest growth in residential mortgages, of 1%, and strong growth in SME loans, of 25%. The commercial liability stock of £149bn fell 3% compared to 31 December 2010. The combined effect of these flows was a 6 percentage point rise in the customer loan-to-deposit ratio to 138%.

The increase in the customer loan to deposit ratio reflected our commitment to profitability whilst maintaining loan availability in the UK. Intense competition in the retail deposits market throughout 2011 led to significantly increased acquisition costs and negative margins. In this context the relative cost and duration of medium-term wholesale funding has at times compared more favourably to commercial deposits. Our conscious decision to reduce our holdings of rate-sensitive and shorter term commercial deposits was more than offset by an increase in medium-term wholesale funding. During 2011, £25bn was raised through new issues at attractive rates across a range of products and geographies, compared to £21bn in 2010, with the average residual duration for wholesale funding extended to almost three years from approximately two years.

Santander UK plc 2011 Annual Report	3

Business Review and Forward-looking Statements

Chief Executive Officer’s Review continued

The ratio of customer assets to customer deposits plus medium-term funding was 99%, an increase from 95% at the end of 2010. The ratio continued to reflect the strength of the commercial franchise and the focus of our business. Deleveraging of the legacy portfolios also continued in 2011, with asset balances down by £3.6bn in total.

Sovereign exposures to eurozone countries at 31 December 2011 were not significant, at less than 0.1% of total assets. Other sovereign exposures primarily related to UK, US and Swiss government securities. Total exposure to periphery eurozone countries (excluding group companies) was less than 0.4% of total assets. Total gross exposures to other Santander group entities amounted to only 1.7% of total assets at 31 December 2011, the greater part of which was mitigated by collateral held. These exposures to other Santander group entities arose in the ordinary course of business and are within limits acceptable to the UK Financial Services Authority.

Total liquid assets reduced from £62bn to £56bn with core liquid assets falling from £40bn to £28bn. The decrease was primarily due to a reduction in short term funding against which core liquid assets need to be held. Capital ratios remained strong with a Core Tier 1 of 11.4%, a Total Tier 1 capital ratio of over 14.8% and a Total capital ratio in excess of 20%.

KEY FINANCIAL HIGHLIGHTS

For 2011, Santander UK’s trading profit before tax (management’s preferred profit measure, described in the Business Review - Summary on page 12) was £2,112m, 4% lower than 2010. Statutory profit after tax of £903m for 2011 was £680m lower than in 2010, primarily due to the customer remediation provision in relation to payment protection insurance raised in June 2011.

•

Trading income decreased by 5%, largely due to the new regulatory liquidity requirements, excluding which revenues were broadly stable. Increased lending margins were offset by higher costs of funding and deposit acquisition;

•

Trading expenses were marginally higher than in 2010, primarily due to the investment in growth initiatives in Corporate Banking and in Markets and additional branch and call centre staff in Retail Banking. In the last year 1,100 new customer-facing staff were recruited, to improve customer service and to allow the repatriation of overseas Retail Banking call centres to the UK;

•

The Trading cost-to-income ratio of 44% was higher than the same period last year. However, excluding the adverse impact on income from additional liquid asset holdings, the cost-to-income ratio was around 40%; and

•

Impairment losses on loans and advances were 38% lower than in 2010, largely due to improvements in the mortgage and unsecured banking portfolios. The low interest rate environment and better than expected unemployment trends in the UK also contributed to our low arrears and repossession levels, which remained significantly better than industry benchmarks from the Council of Mortgage Lenders. This was partially offset by increases in charges relating to the growing corporate book, in particular on older commercial real estate exposures written before 2008.

THE ECONOMY AND UK REGULATION

After quite rapid quarterly growth in most of 2010, UK economic activity slowed markedly in 2011. Initial official figures showed that GDP fell by 0.2% in the final quarter of 2011, and although output in the year was 0.9% higher than a year earlier this was slower growth than was achieved in 2010. The unemployment rate, which had held relatively steady through 2010 and into 2011, started to rise in the second half of 2011, reaching 8.4% in December. During the year consumer price inflation ran above earlier expectations and significantly above the 2% target level, reaching a high of 5.2% in September 2011. This high rate of price inflation meant that the real value of average earnings fell and, as a result, consumer spending was very subdued. Subsequently, the rate of inflation eased, falling to 3.6% annualised in January 2012.

As a consequence, the economic environment remains challenging. Public expenditure cuts are being implemented as part of the process of reducing the high level of public sector borrowing and demand for credit has remained subdued. In the housing market, the number of loans approved for house purchase has picked up from its low point in the recession, with activity up by just under 4% in 2011. The mortgage market also saw stronger remortgage activity. Overall, the level of housing market activity remains low relative to the experience of the previous decade.

The UK Government’s recent announcements on regulatory reform, particularly the Independent Commission on Banking (‘ICB’), imply considerable change might lie ahead for the banking industry. We believe that Santander UK is well placed to respond to these challenges.

4	Santander UK plc 2011 Annual Report

Business Review and Forward-looking Statements

Chief Executive Officer’s Review continued

LOOKING AHEAD

We believe that 2012 is likely to be a tough year for the UK banking industry. Macro-economic prospects have deteriorated markedly in recent months, and even since the Investor Day last September. This has inevitably affected the outlook for our profitability in 2012. Notably increased regulatory burdens, continued low interest rates and funding costs are expected to impact our results further. Management will seek to mitigate the effects of these challenges as well as tackle costs in the forthcoming quarters. A priority of our strategy for 2012 will be to build further on our balance sheet strength and stability. We will be focused on maintaining the high quality of our lending, improving further our capital base and tightly managing the liquidity and funding positions.

We will continue to invest in the commercial transformation of the UK business. Our strategy remains for Santander UK to be a full-service, diversified, customer-centred commercial banking franchise and to emerge as the best bank in the country for our customers and our people. The progress we have made in becoming a full-service commercial bank is due to the effort and commitment of all our staff and I would like to extend my thanks for their hard work.

We also continue to innovate. In March 2012 we launched a new retail banking product, the 123 current account offering both cashback and in-credit interest. This product is designed to build and reinforce a long-term primary account relationship with retail customers.

We continue to work on the execution of our planned acquisition of 314 bank branches, 44 SME banking centres and 4 corporate banking centres from the Royal Bank of Scotland group. We expect to acquire some 2 million personal and corporate and business banking customers as a result of this transaction. This is a key step in fulfilling our ambition to be a full-service commercial bank as we complement our strong retail offering with an increased presence for SMEs and mid-sized companies. UK SME businesses are an important part of Santander UK’s strategy and a vital sector for the growth of the economy. Our aim is to increase our lending to UK SMEs and create new jobs as we open more business centres to serve them. The transfer is complex and it is important that we seek to minimise disruption. With this in mind the current expectation is that the transaction will not complete before the fourth quarter of 2012, subject to certain conditions.

Putting customers at the forefront of our business is a key part of our focus and we plan to further improve and deepen our customer relationships by providing a tailored proposition and a competitive product range. We have made significant investment in improving our service quality and have further initiatives planned for the second half of the year and hope to see further improvements to customer satisfaction as a result.

Ana Botín

Chief Executive Officer

Santander UK plc 2011 Annual Report	5

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

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on Santander UK’s behalf. Some of these factors, which could affect the Group’s business, financial condition and/or results of operations, are considered in detail in the Risk Management Report on page 62 and the Risk Factors section on page 278 and they include:

•	the effects of UK economic conditions (e.g. housing market correction, rising unemployment, increased taxation and reduced consumer and public spending) and particularly the UK real estate market;

•	the effects of conditions in global financial markets (e.g. increased market volatility and disruption, reduced credit availability and increased commercial and consumer loan delinquencies);

•	the effects of the ongoing economic and sovereign debt crisis in the eurozone;

•	the credit quality of borrowers and the soundness of other financial institutions;

•	the Group’s ability to access liquidity and funding on financial terms acceptable to it;

•	the extent to which regulatory capital and liquidity requirements and any changes to these requirements may limit the Group’s operations;

•	the effects of any changes to the credit rating assigned to the Group, any member of the Group or any of their respective debt securities;

•	the effects of fluctuations in interest rates, currency exchange rates, basis spreads, bond and equity prices and other market factors;

•	the extent to the Group may be required to record negative fair value adjustments for its financial assets due to changes in market conditions;

•	the ability of the Group to manage any future growth effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing its existing customer base);

•

the ability of the Group to realise the anticipated benefits of its business combinations and the exposure, if any, of the Group to any unknown liabilities or goodwill impairments relating to the acquired businesses;

•

the effects of competition, or intensification of such competition, in the financial services markets in which the Group conducts business and the impact of customer perception of the Group’s customer service levels on existing or potential business;

•	the extent which the Group may be exposed to operational losses (e.g. failed internal or external processes, people and systems);

•	the ability of the Group to recruit, retain and develop appropriate senior management and skilled personnel;

•	the effects of any changes to the reputation of the Group, any member of the Group or any affiliate operating under the Group’s brands;

•	the effects of the financial services laws, regulations, administrative actions and policies and any changes thereto in each location or market in which the Group operates;

•	the effects of taxation requirements and any changes thereto in each location in which the Group operates;

•	the effects of the proposed reform and reorganisation of the structure of the UK Financial Services Authority and of the UK regulatory framework that applies to members of the Group;

•	the effects of any new reforms to the UK mortgage lending market;

•

the power of the UK Financial Services Authority (or any overseas regulator) to intervene in response to attempts by customers to seek redress from financial service institutions, including the Group, in case of industry-wide issues;

•

the extent to which members of the Group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

•

the effects which the UK Banking Act 2009 may have, should the HM Treasury, the Bank of England and/or the Financial Services Authority exercise their powers under this Act in the future against the Company;

•	the Group’s dependency on its information technology systems;

•	the risk of third parties using the Group as a conduit for illegal activities without the Group’s knowledge;

•	the effects of any changes in the pension liabilities and obligations of the Group; and

•	Santander UK’s success at managing the risks to which the Group is exposed, including the items above.

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

6	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Overview

This Business and Financial Review contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking Statements” on page 6.

GENERAL

Santander UK plc (the ‘Company’) and its subsidiaries (together, ‘Santander UK’ or the ‘Group’) operate primarily in the UK, under UK law and regulation and are part of the Banco Santander, S.A. group (together with its subsidiaries, ‘Santander’). Santander UK is a significant financial services provider in the UK, being the second largest residential mortgage lender and a top three savings brand, operating across the full range of personal financial services, as well as being active in corporate and commercial banking services.

The principal executive office and registered office of Santander UK plc is 2 Triton Square, Regent’s Place, London NW1 3AN. Santander UK’s telephone number is +44 (0) 870-607-6000. The designated agent for service of process on Santander UK in the United States is Abbey National Treasury Services plc (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901. See “Business and Financial Review - Tangible fixed assets” for information on our properties.

SUMMARY HISTORY

The Abbey National Building Society (the ‘Society’) was formed in 1944 with the merger of two long-standing building societies. Abbey National plc was incorporated in 1988 and in 1989 the Society transferred its business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey. In 2010, the Company changed its name to Santander UK plc and now operates under the Santander brand name. A list of the Company’s principal subsidiaries and their country of incorporation can be found on page 216.

On 12 November 2004, Banco Santander, S.A. completed the acquisition of the entire issued ordinary share capital of the Company, implemented by means of a scheme of arrangement under Section 425 of the Companies Act 1985, making the Company a wholly-owned subsidiary of Banco Santander, S.A., a company incorporated in Spain. Banco Santander, S.A. is one of the largest banks in the world by market capitalisation. Founded in 1857, Banco Santander, S.A., at the close of 2011, had more than 102 million customers and over 14,760 branches.

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

The transfer to the Company consisted of the £20bn retail deposit base with 2.7 million customers, as well as Bradford & Bingley plc’s direct channels including 197 retail branches, 141 agencies (distribution outlets in third party premises) and related employees. The acquisition price was £612m, including the transfer of £208m of capital relating to offshore entities. The transfer further strengthened the Group’s retail customer deposit base and franchise.

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

On 9 January 2009, in order to optimise the capital, liquidity, funding and overall financial efficiency of the enlarged Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company. Accordingly, the Company became the immediate parent company of Alliance & Leicester plc. The Company accounted for the transfer of Alliance & Leicester plc with effect from 10 October 2008, the date on which Alliance & Leicester plc was acquired by Banco Santander, S.A.

These business combinations allow the Group to deliver increased critical mass in the UK through a greater market share in key financial products such as mortgages and savings, and an expanded branch network. In January 2010, the Company was rebranded as Santander. In December 2010, the rebranding of Alliance & Leicester branches was completed. The change reflected Santander’s policy to operate under a single brand.

On 28 May 2010, Alliance & Leicester plc transferred its business and certain associated liabilities to the Company pursuant to a court-approved business transfer scheme under Part VII of the Financial Services and Markets Act 2000.

On 3 August 2010, Banco Santander S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK and will be used to support further growth, including the transaction with the Royal Bank of Scotland group described below.

Santander UK plc 2011 Annual Report	7

Business and Financial Review

Business Overview continued

On 4 August 2010, the Company announced its agreement to acquire (subject to certain conditions) bank branches and business banking centres and associated assets and liabilities from the Royal Bank of Scotland group for a premium of £350m to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction now includes: 308 Royal Bank of Scotland branches in England and Wales; 6 NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control clearance was received on 15 October 2010 and HMRC clearance was also received during the fourth quarter. The separation and transfer process is underway with the current expectation that the transaction will not complete before the fourth quarter of 2012, subject to certain conditions.

The acquisition will be a key step in fulfilling our ambition to be a full-service commercial bank as we complement our strong retail offering with an increased presence with SMEs. For Santander UK, the result over the medium term will be a far more balanced business mix, with approximately 70% of our business being retail banking, against 80% currently, and the balance being an expanded business and corporate banking presence along with the existing Markets business. The acquisition will add to our retail banking business but importantly will double our market share in SMEs and in mid-corporate banking.

In October and November 2010, the Group acquired for a total consideration of £1,451m:

•

Santander Cards Limited and Santander Cards (UK) Limited (and its subsidiaries), which conduct Santander’s provision of credit cards and related financial products, store cards and other unsecured consumer finance products in the UK, and Santander Cards Ireland Limited, which conducts Santander’s provision of credit finance by way of store cards and credit cards in the Republic of Ireland;

•

Santander Consumer (UK) plc (of which the Group already held 49.9%), which carries on Santander’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding facilities to preferential dealers in the UK; and

•

Santander PB UK (Holdings) Limited (and its subsidiaries) (of which the Group already held 51% of its subsidiary, Santander Private Banking UK Limited), which carries on Santander’s provision of private banking services in the UK.

The principal purpose of the acquisitions was to bring these interests of Banco Santander, S.A. in the UK under the corporate structure of the Group in furtherance of the Group’s objective. Our goal remains to develop Santander UK into a full-service, diversified, customer-centred commercial bank and we intend to make further progress against this goal in 2012.

In 2011, the Company was awarded ‘Bank of the Year in the UK’ by The Banker for the third year in succession, as well as Moneyfacts awards for ‘Best Personal Finance Provider of the Year’, ‘Best Service from a Commercial Mortgage Lender’ and ‘Best Business Bank 2011’. Additionally, Abbey for Intermediaries won 10 awards in 2011, including the ‘Most Improved’ award from FT Adviser magazine for the quality of service they provide to customers. In 2011, the Company was also included in the list of ‘The Times Top 50 Employers for Women’.

CORPORATE PURPOSE AND STRATEGY

Santander UK’s purpose is to maximise value for its shareholders, Banco Santander, S.A. and its subsidiary company Santusa Holding, S.L., by focusing on offering a diversified, customer-centred, full commercial banking service in the UK. A key feature of our strategy is to develop and build deeper customer relationships through increased current account primacy and customer segmentation. With the continuing support of Banco Santander, S.A., Santander UK aims to be the best commercial bank in the UK for our customers, our shareholders and our people.

The Santander group operates a ‘subsidiary model’ under which the Group is autonomous and self-sufficient in capital, funding and liquidity. The subsidiary model gives Santander UK considerable financial flexibility, yet enables it to continue to take advantage of the significant operational synergies and strengths that come from being part of Santander group, in brand, products, systems, platforms and management capability. The Santander UK corporate governance model ensures that the Board and the management of Santander UK make their own decisions on liquidity, funding and capital, having regard to what is appropriate for Santander UK’s business and strategy.

EXECUTIVE RESPONSIBILITY

Santander UK’s management structure is headed by Ana Botín, Chief Executive Officer. The management structure consists of a number of business and support divisions. The business divisions consist of:

•

Retail Banking - offers residential mortgages, savings and banking and other personal financial products to customers throughout the UK, as well as private banking and other specialist services. The division is headed by Charlotte Hogg, reporting to Steve Pateman in his capacity as Head of UK Banking.

•

Corporate Banking - offers banking services principally to small and medium-sized (‘SME’) UK companies and also to mid and large corporate clients. It also contains certain legacy portfolios in run-off. This division is headed by Steve Pateman with the exception of banking services to large corporate clients where there is a global relationship, which is headed by Luis de Sousa.

•	Markets - provides financial markets sales, trading and risk management services. This division is headed by Luis de Sousa.

•

Group Infrastructure - consists of Asset & Liability Management, which is responsible for the Group’s capital and funding, Investor Relations and Economics. This division is headed by Justo Gómez, reporting to Stephen Jones in his capacity as Chief Financial Officer.

8	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Overview continued

The support divisions consist of:

•

Retail Products and Marketing - responsible for integrating and gaining the maximum value from Santander UK’s products, marketing and brand communications to serve Santander UK’s customers better. This division is headed by Rami Aboukhair, reporting to Steve Pateman in his capacity as Head of UK Banking.

•

Human Resources - responsible for delivering the human resources strategy and personnel support. This division is headed by Simon Lloyd, reporting to Juan Olaizola in his capacity as Chief Operating Officer, for operational Human Resources. Simon Lloyd reports to Ana Botín, Chief Executive Officer, for all other Human Resource matters.

•	Manufacturing - responsible for all information technology, cost control and operations activity, including service centres. This division is headed by Juan Olaizola.

•

Risk - responsible for ensuring that the board of directors (the ‘Board’) and senior management team are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Board Risk Committee and the Board. This division is headed by José María Nus.

•	Internal Audit - responsible for supervising the compliance, effectiveness and efficiency of Santander UK’s internal control systems to manage its risks. This division is headed by Ramón Sanchez.

In addition there are a number of corporate units:

•	Financial Management Information, Financial Reporting and Tax, Cost Management & Control - This unit is headed by Mónica Cueva, reporting to Stephen Jones in his capacity as Chief Financial Officer.

•	Legal and Secretariat - This unit is headed by Karen Fortunato.

•	Strategy and Corporate Development - This unit is currently headed by Stephen Jones. Responsibility for this unit will transfer shortly to Javier Maldonado.

•	Regulatory Affairs and Pensions - This unit is headed by Stephen Jones.

•	Service Quality - This unit is headed by Stephen Jones, with Chief Executive Officer oversight given the importance of service quality.

•	Communications - This unit includes corporate social responsibility and public policy and is headed by Jennifer Scardino.

•	Santander Universities in the UK - This unit is headed by Charlotte Hogg, reporting to Steve Pateman in his capacity as Head of UK Banking.

COMPETITIVE ENVIRONMENT, FUTURE TRENDS AND OUTLOOK

The economic environment in the UK in 2011 remained challenging, with UK GDP growing by 0.9%, a lower rate than in 2010. Inflation rose, however, in part due to the increase in value added tax at the start of the year. In the second half of the year the unemployment rate started to rise again, reaching 8.4% in December, up from 7.9% a year earlier. House prices were relatively stable, with the Halifax index showing house prices ending the year 1.3% lower than a year earlier.

2012 is expected to be another challenging year for the UK economy, but one in which lower inflation is expected to support the real earnings growth of households compared to 2011 as the year progresses. However, unemployment is predicted to remain high, resulting in continuing challenges for banks, homeowners and savers. The Bank of England’s Base Rate has remained at a record low of 0.5% since March 2009 and, at the present time, markets expect interest rates to remain very low, and monetary policy to continue to be supportive of the economy, for an extended period.

In terms of the competitive landscape, Santander UK’s main competitors are other UK retail banks, building societies and other financial services providers such as insurance companies, supermarket chains and large retailers. The market remains competitive, driven largely by market incumbents but with new entrants emerging. Management expects that such competition will continue in response to consumer demand, technological changes, the impact of consolidation within the financial sector, regulatory developments and actions and other factors.

Management remains confident of Santander UK’s strength despite continuing challenging conditions in some of its core personal financial services markets. A detailed description of management’s basis for concluding that Santander UK remains a going concern is set out in the “Directors’ Report – Going Concern” on page 140.

Santander UK plc 2011 Annual Report	9

Business and Financial Review

Business Overview continued

BUSINESS DIVISIONS

The information below reflects the reporting structure in place at the reporting date in accordance with which the segmental information in the Business and Financial Review and in Note 2 to the Consolidated Financial Statements has been presented.

Retail Banking

Retail Banking offers a comprehensive range of banking products and related financial services (residential mortgages, savings and banking, and other personal financial services products) to customers throughout the UK. It serves customers through the Santander UK network of branches and ATMs, as well as through telephone, internet channels and intermediaries. It also includes the private banking business which offers private banking and other specialist banking services in the UK and international banking.

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

Santander UK’s mortgage loans are usually secured by a first ranking mortgage over property and are typically available over a 25-year term, although there is no minimum term. Variable rate products charge interest at variable rates, including trackers which track the Bank of England base rate and those determined at the discretion of Santander UK by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally fixed for between two and five years, after which they bear interest at standard variable rates. In 2011, almost half of the new mortgage business was variable rate products, typically with an incentive period for the first two to five years. In line with the rest of the UK market, a significant proportion of mortgages are repaid at the end of the fixed or incentive period, with the customer moving to a new incentive product. The remainder stay on Santander UK’s standard variable rate.

Savings

Santander UK is a top three deposit taker in the UKi and provides a wide range of retail savings accounts in the UK, including on-demand, notice and investment accounts, Individual Savings Accounts (‘ISAs’) and capital guaranteed products. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.

Banking and Consumer Credit

Santander UK offers a range of personal banking services including current accounts, credit cards and unsecured personal loans. Credit scoring is used for initial lending decisions. Behavioural scoring is used for certain products for further lending decisions. In November 2010, the Group acquired Santander Consumer (UK) plc (in which the Group already held a 49.9% shareholding), which carries on Santander’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and provides wholesale funding facilities to preferential dealers in the UK.

Credit Cards

Santander UK credit cards are issued through Santander Cards Limited. Prior to October 2010, Santander Cards Limited was a Banco Santander, S.A. subsidiary outside the Group and the Retail Banking division earned a commission from Santander Cards Limited on every credit card sold. In October 2010, Santander Cards Limited was acquired by the Group.

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

Private Banking

Santander UK offers private banking and other specialist banking services in the UK, through Cater Allen and Abbey Sharedealing, and international banking through Abbey National International Limited and Alliance & Leicester International Limited. In August 2011, the international banking business previously offered through Bradford & Bingley International Limited was transferred to Alliance & Leicester International Limited, after which Bradford & Bingley International Limited changed its name to A&L Services Limited.

10	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Overview continued

Prior to 2010, Santander UK also offered other specialist banking services in the UK through James Hay. On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group plc, for a cash consideration of approximately £29m. The IFG Group provides independent financial advisory, fund management and pension administration services in Ireland, the UK and internationally.

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

Asset Management

Retail Banking earns a commission on products sold through its agreement with another subsidiary of Banco Santander, S.A. outside of the Group, Santander Asset Management UK Limited.

Corporate Banking

Santander UK started to develop its corporate banking capability in 2006, and with the acquisition of Alliance & Leicester plc significantly increased this capacity from 2008. The investment in, and development of, these operations has been significant, with good progress being made ahead of the acquisition of certain customers from the Royal Bank of Scotland Group.

Corporate Banking provides a range of banking services principally to UK companies, with a focus on services for SMEs, providing a broad range of banking products including loans, bank accounts, deposits, treasury services, invoice discounts, cash transmission and asset finance. Small businesses with a turnover of less than £250,000 are serviced through the Business Banking division, while a network of 28 regionally-based Corporate Business Centres offers services to businesses with a turnover of £250,000 to £150m. In addition, Corporate Banking includes specialist teams servicing Real Estate, Social Housing and UK infrastructure clients.

Within Corporate Banking, the Large Corporates business is responsible for larger multinational corporate clients, including related activities, principally comprising foreign exchange, money market and credit activities. These related activities are structured into two main product areas: Foreign exchange and money markets, and Credit. Foreign exchange offers a range of foreign exchange products and money markets runs the securities lending/borrowing and repo businesses. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets.

Legacy portfolios in run-off are also managed within Corporate Banking.

Markets

Markets is a financial markets business focused on providing value added financial services to financial institutions, as well as to the rest of Santander UK’s business. It is structured into two main product areas: Fixed income; and Equity. Fixed Income covers sales and trading activity for fixed income products. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to both the Group and other financial institutions who sell or distribute them on to their customers.

Group Infrastructure

Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is responsible for the Group capital and funding, the Treasury asset portfolio and Investor Relations for the Group. ALM is responsible for managing the Group’s structural balance sheet composition and strategic and tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include Santander UK’s banking product and structural exposure to interest rates. ALM recommends and helps to implement Board, Strategic Risk & Financial Management Committee, Asset and Liability Management Committee and Risk Committee (For further information, see the Risk Management Report) policies for all aspects of balance sheet management - formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. It is also responsible for the return on the Group’s capital, reserves, preference shares and subordinated debt. The Treasury asset portfolio assets were acquired as part of the transfer of Alliance & Leicester plc to the Group in 2008 and as part of an alignment of portfolios across the Banco Santander, S.A. group in 2010. The Treasury asset portfolio is being run down. Furthermore, Group Infrastructure is responsible for managing the Investor Relations activities of the Group.

Santander UK plc, as guarantor, and its subsidiary Abbey National Treasury Services plc, as issuer, have a shelf registration statement on file with the US Securities and Exchange Commission in relation to issuances of SEC-registered debt securities. Additionally, as part of its prudent contingent funding arrangements, ALM ensures that Santander UK has access to the central bank facilities made available by the Bank of England, the Swiss National Bank, and the US Federal Reserve. Further information is set out in “Sources of Funding and Liquidity” in the Balance Sheet Business Review on page 57.

[i]	Source: Analysis of published competitor data.

Santander UK plc 2011 Annual Report	11

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

EXECUTIVE SUMMARY

Santander UK has prepared this Business and Financial Review in a manner consistent with the way management views the business as a whole. As a result, we present the following key sections to the Business and Financial Review:

•

Business Review - Summary - this contains an explanation of the basis of our results and any potential changes to that basis in the future; a description of the critical factors affecting the results, a summarised consolidated income statement with commentary thereon by line item; and a summary of the nature of adjustments between the statutory basis of accounting (as described in Note 1 to the Consolidated Financial Statements) and our management basis of accounting (known as the “trading” basis and described in Note 2 to the Consolidated Financial Statements);

•	Key Performance Indicators - this contains a description of the key measures we use in assessing the success of the business against our strategies and objectives;

•	Divisional Results - this contains a supplementary summary of the results, and commentary thereon, for each segment;

•	Other Material Items - this contains information about the statutory to trading basis adjustments; and

•	Balance Sheet Business Review - this contains a description of our significant assets and liabilities and our strategy and reasons for entering into such transactions, including:

•	Summarised consolidated balance sheet - together with commentary on key movements, as well as analyses of the principal assets and liabilities;

•	Off-Balance Sheet disclosures - a summary of our off-balance sheet arrangements, their business purpose, and importance to us;

•	Capital disclosures - an analysis of our capital needs and composition; and

•	Liquidity disclosures - an analysis of our sources and uses of liquidity and cash flows.

Basis of results presentation

The information in this Business and Financial Review reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented. There were no changes to that basis in the year ended 31 December 2011 except that, as the Group moves towards becoming a full-service commercial bank, management wanted a fuller view in Corporate Banking of the results of the range of services offered to corporate customers; a view which management sees as increasingly valuable. As a result Santander Business Banking, which offers a range of banking services to small businesses in the UK, was managed and reported as part of Corporate Banking in 2011 rather than Retail Banking as in 2010. In addition, large multinationals were also managed and reported as part of Corporate Banking in 2011, rather than Global Banking & Markets as in 2010. As a result of the changes, Global Banking & Markets was renamed Markets.

Critical Factors Affecting Results

Critical accounting policies and areas of significant management judgement

The preparation of our Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the balance sheet date and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in “Critical Accounting Policies” in Note 1 to the Consolidated Financial Statements.

Financial instruments of special interest

Further information about financial instruments of special interest is set out in the Risk Management Report on page 135.

Profit on part sale and revaluation of subsidiaries

No profits arose on sales of Group undertakings in the year (2010: £39m, 2009: £nil). In 2010, a gain of £87m arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the Group’s acquisition of the remaining shares.

Significant acquisitions and disposals

The results were not materially affected by the acquisition of the Santander Cards and Santander Consumer businesses acquired in October and November 2010, respectively, as described in “Business Overview”.

Current and future accounting developments under IFRS

Details can be found in Note 1 to the Consolidated Financial Statements.

12	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Summary continued

GROUP SUMMARY

SUMMARISED CONSOLIDATED INCOME STATEMENT AND SELECTED RATIOS

	2011 £m	2010 £m	2009 £m
Net interest income	3,830	3,814	3,412
Non-interest income	1,355	1,220	1,284

Total operating income	5,185	5,034	4,696

Administrative expenses	(1,995)	(1,793)	(1,848)
Depreciation, amortisation and impairment	(447)	(275)	(260)

Total operating expenses excluding provisions and charges	(2,442)	(2,068)	(2,108)

Impairment losses on loans and advances	(565)	(712)	(842)
Provisions for other liabilities and charges	(917)	(129)	(56)

Total operating provisions and charges	(1,482)	(841)	(898)

Profit before tax	1,261	2,125	1,690
Taxation charge	(358)	(542)	(445)

Profit for the year	903	1,583	1,245

Attributable to:
Equity holders of the parent	903	1,544	1,190
Non-controlling interest	—	39	55

Core Tier 1 capital ratio (%)	11.4%	11.5%	6.8%
Tier 1 capital ratio (%)	14.7%	14.8%	9.5%
Risk weighted assets	77,455	73,563	67,438

2011 compared to 2010

Profit before tax decreased by £864m to £1,261m (2010: £2,125m). In common with other UK banks, a provision for customer remediation of £751m before tax has been made, principally in relation to payment protection insurance. Notwithstanding this, Santander UK remained profitable in 2011, maintaining the strong track record of profitability and strengthening of the balance sheet. Profit before tax was also impacted by the full year effects of UK regulatory requirements to hold higher levels of liquid assets introduced in June 2010, higher funding costs and the low interest rate environment.

Material movements by line include:

•

Net interest income increased by £16m to £3,830m (2010: £3,814m). Net interest income increased by £397m as a result of the inclusion of the additional ten months in 2011 of net interest income of the Santander Cards, Santander Consumer and Santander Private Banking businesses (the ‘Perimeter companies’) that were acquired in October and November 2010, as described in Note 46 to the Consolidated Financial Statements.

The remaining decrease of £381m was largely due to the full year impact of the cost of higher liquid asset balances in response to UK regulatory requirements introduced in June 2010, higher cost of retail deposits and new wholesale medium-term funding, and the ongoing impact of a low interest rate environment. In addition, interest on overdraft accounts was lower with interest charges replaced by daily fees, which are accounted for as non-interest income. There was also a reduced contribution from the run-down Treasury asset portfolio. These decreases were partly offset by the favourable impact of improved lending margins and growth in customer loans. The improved lending margins were due to an increased proportion of customers reverting to standard variable rate mortgages in the current low interest rate environment, and improved margins on new business in both Retail Banking and Corporate Banking.

•	Non-interest income increased by £135m to £1,355m (2010: £1,220m). Of the total increase, £36m represented the inclusion of the Perimeter companies’ non-interest income for the full year in 2011.

The remaining increase of £99m was principally due to an increase in banking fees of £99m as a result of a new pricing structure for current accounts, replacing overdraft net interest income with daily fees. In addition, Corporate Banking non-interest income increased, generated by growing the loan markets and SME business, supported by the short-term markets business and interest rate related sales. Hedge ineffectiveness also resulted in gains in 2011 compared to losses reported in 2010. There were also lower losses on disposals of assets in the Treasury asset portfolio which is being run down.

These positive drivers were partially offset by the non-recurrence in 2011 of an £87m gain reported in 2010 arising on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group, and profits of £39m on the sale of certain businesses, including James Hay, in 2010. In addition, investment fees were lower driven by a decline in the market for investment products, a shift in the mix of sales, and lower margins on structured investment products. The Markets business reported lower income largely due to reduced market activity.

Santander UK plc 2011 Annual Report	13

Business and Financial Review

Business Review – Summary continued

•

Administrative expenses increased by £202m to £1,995m (2010: £1,793m). Of the total increase, £170m represented the inclusion of the Perimeter companies’ administrative expenses for the full year in 2011.

The remaining increase of £32m was largely due to investment in the business, offset by further efficiencies. In Retail Banking, the investment included increased headcount costs due to the recruitment of additional customer-facing staff relating to customer service initiatives, whilst in Corporate Banking, investment focused on extending the Corporate Business Centre network and product capability for customers. This increase was partly offset by a reduction in costs driven by further ongoing efficiency initiatives. In addition, the Corporate Banking legacy portfolios in run-off reported lower costs as a result of activity being reduced and disposals.

•

Depreciation, amortisation and impairment costs increased by £172m to £447m (2010: £275m). Of the total increase, £12m represented the inclusion of the Perimeter companies’ depreciation and amortisation costs for the full year in 2011. The remaining increase of £160m was largely due to the write-off of £112m of software assets as a result of a reduction in the related expected future economic benefits, and the write-off of Cater Allen Private Bank goodwill of £60m as a result of a reassessment of the value of certain parts of the business in light of recent market conditions and regulatory developments.

•

Impairment losses on loans and advances decreased by £147m to £565m (2010: £712m). Impairment losses on loans and advances increased by £132m as a result of the inclusion of the Perimeter companies’ impairment losses on loans and advances in 2011.

The remaining decrease of £279m was due to lower retail product charges due to largely stable arrears resulting from the continued low interest rate environment, a high quality mortgage book and effective collection handling, as well as the higher quality of business written on unsecured personal loans and a stable banking portfolio.

The decrease with respect to retail products was partially offset by higher impairment losses in the corporate portfolios primarily a result of increased stress in the legacy portfolios in run-off of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written before 2008, particularly within the care home and leisure industry sectors.

•

Provisions for other liabilities and charges increased by £788m to £917m (2010: £129m). Of the total increase, £11m represented the inclusion of the Perimeter companies’ provisions for other liabilities and charges for the full year in 2011.

The remaining increase of £777m primarily reflected a £751m charge for customer remediation principally in relation to payment protection insurance as described in Note 36 to the Consolidated Financial Statements and in “Shareholder Information - Risk Factors”. The increase also reflected the introduction of the UK Bank Levy of £48m and the inclusion here of Financial Services Compensation Scheme fees.

2010 compared to 2009

Profit before tax increased by £435m to £2,125m (2009: £1,690m). Material movements by line include:

•

Net interest income increased by £402m to £3,814m (2009: £3,412m). Of the total increase, £75m represented the inclusion of the net interest income of the Perimeter companies that were acquired in October and November 2010.

The remaining increase of £327m was largely driven by balanced growth in customer lending and deposits across a mix of products (especially SME lending). Customer assets increased by £12.0bn or 6% (of which £5.7bn or 3% reflected the inclusion of the Perimeter companies). Customer liabilities increased by £9.6bn or 7%.

These increases more than offset a higher cost of retail deposits, the impact of low interest rates, the cost of new term funding and higher liquid asset balances (the latter in response to regulatory requirements introduced in June 2010). There was also a decrease in net interest income from the James Hay business which was sold in March 2010 and a reduced contribution from the run-down Treasury asset portfolio in Group Infrastructure and legacy portfolios in run-off in Corporate Banking as balances in these portfolios continued to be actively reduced.

14	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Summary continued

•

Non-interest income decreased by £64m to £1,220m (2009: £1,284m). Non-interest income increased by £8m as a result of the inclusion of the Perimeter companies’ non-interest income following their acquisition in 2010.

The remaining decrease of £72m was largely due to lower investment fees as a result of the mix of sales shifting away from structured investment products towards managed funds, reduced unsecured lending related fees (driven by lower volumes), lower mortgage fees (also adversely affected by lower redemption volumes in line with the market), lower banking fees (driven by the introduction of the Santander Zero account), and lower fees from legacy portfolios in run-off in Corporate Banking due to the continued reduction of balances in the portfolios. In addition, non-interest income was lower due to hedge ineffectiveness in 2010, the inclusion of certain one-off benefits in 2009 not repeated in 2010 (including profits earned on the buy-back of securitisation debt in 2009) and higher losses on disposals of assets in the Treasury asset portfolio which is being run down.

These reductions were partially offset by increased Markets income principally reflecting the strong development of underlying customer revenue streams and a number of non-recurring releases of fair value adjustments following the successful de-risking of underlying positions. In addition, non-interest income increased due to growth in the funding and liquidity management of the wholesale business, asset growth in the SME business and strong sales of Markets’ products. 2010 also reflected non-recurring gains including a profit of £87m on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group, and the profit of £39m on the sale of certain businesses, including James Hay.

•

Administrative expenses decreased by £55m to £1,793m (2009: £1,848m). Administrative expenses increased by £35m as a result of the inclusion of the Perimeter companies’ administrative expenses following their acquisition in 2010.

The remaining decrease of £90m was largely due to the removal of duplication across back office and support functions due to the integration of Alliance & Leicester and the Bradford & Bingley savings business. Within this framework, synergy benefits realised were partly utilised to fund growth initiatives across the Group, including the ongoing recruitment in Retail Banking operations to support business growth and improve customer service. The decrease was partially offset by investment in the Corporate Business Centre network, including hiring additional staff and an increase of 70% in the floor space of the network. In addition, administration expenses increased, reflecting ongoing investment in growth initiatives related to new products, markets and customer segments, and significant headcount growth.

•

Depreciation, amortisation and impairment costs increased by £15m to £275m (2009: £260m). The increase resulted from the continued investment in IT systems in 2009 and 2010 including the integration of Alliance & Leicester and the Bradford and Bingley savings business. The increase was partly offset by lower operating lease depreciation due to lower balances in the Corporate Banking legacy portfolio in run-off following the continued de-leveraging process.

•

Impairment losses on loans and advances decreased by £130m to £712m (2009: £842m). Impairment losses on loans and advances increased by £33m as a result of the inclusion of the Perimeter companies’ impairment losses on loans and advances following their acquisition in 2010.

The remaining decrease of £163m was principally related to unsecured personal lending. This improving performance in difficult economic conditions was delivered as a result of significant improvement in the new business written since the last quarter of 2009, effective collection handling and higher than expected recoveries on written-off debt. Similarly, performance across the mortgage portfolio also improved in 2010. In addition, in 2010 losses and recoveries on disposals of assets in the Treasury asset portfolio offset each other whereas in 2009, there were overall losses on disposal.

These decreases were partially offset by higher Corporate Banking impairment losses on loans and advances reflecting growth and maturity in asset balances over the last two years and some deterioration arising from market conditions.

•

Provisions for other liabilities and charges increased by £73m to £129m (2009: £56m), principally reflecting ongoing restructuring costs in relation to the integration of the Alliance & Leicester business, and customer remediation administration costs and payments in respect of settlement of certain claims.

Santander UK plc 2011 Annual Report	15

Business and Financial Review

Business Review – Summary continued

Taxation

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	2011 £m	2010 £m	2009 £m
Profit before tax	1,261	2,125	1,690

Tax calculated at a tax rate of 26.5% (2010: 28%, 2009: 28%)	334	595	473
Non taxable gain on sale of subsidiary undertakings	—	(11)	(5)
Non deductible preference dividends paid	8	8	8
Non taxable gain on revaluation of investment in Santander Consumer (UK) plc	—	(24)	—
Non deductible UK Bank Levy	13	—	—
Other non-equalised items	(4)	—	51
Non-taxable dividend income	—	—	(4)
Effect of non-UK profits and losses	(7)	(6)	(8)
Utilisation of capital losses for which credit not previously recognised	—	—	(3)
Effect of change in tax rate on deferred tax provision	21	11	—
Adjustment to prior year provisions	(7)	(31)	(67)

Tax expense	358	542	445

Effective tax rate	28.4%	25.5%	26.3%

2011 compared to 2010

The effective tax rate for 2011, based on profit before tax was 28.4% (2010: 25.5%). The effective tax rate differed from the UK corporation tax rate of 26.5% (2010: 28%) principally because of the reduction in the deferred tax asset as a result of the change in the UK corporation tax rate and the impact of the non-deductible UK Bank Levy.

2010 compared to 2009

The effective tax rate for 2010, based on profit before tax was 25.5% (2009: 26.3%). The effective tax rate differed from the UK corporation tax rate of 28% (2009: 28%) principally because of the non-taxable profit of £87m that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group, adjustment to prior year provisions, non-taxable gains on sales of subsidiary undertakings, and the reduction in deferred tax asset as a result of the change in the UK corporation tax rate.

CAPITAL

Discussion and analysis of the Core Tier 1 capital ratio, the Tier 1 capital ratio and risk-weighted assets is set out in the “Balance Sheet Business Review – Capital management and resources” on pages 54 to 56.

ADJUSTMENTS BETWEEN THE STATUTORY BASIS AND THE TRADING BASIS

Santander UK’s Board reviews discrete financial information for each of its reporting segments that includes measures of operating results, assets and liabilities which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.

The nature of the adjustments is described in Note 2 to the Consolidated Financial Statements. For a detailed explanation of movements in the adjustments, see “Other Material Items” in the Business and Financial Review.

Note 2 to the Consolidated Financial Statements provides a reconciliation of the segment measures to the consolidated totals and totals the income statement line items for individual segments as part of the reconciliation required under IFRS 8, such as trading profit before tax. These total segment measures are also presented and discussed as part of the supplementary summary of the results in the “Business Review – Divisional results” section that follows. Outside the reconciliation required by IFRS 8 in Note 2 to the Consolidated Financial Statements, these totals are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.

16	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Key Performance Indicators

During 2011, the strategic objectives and key performance indicators for the Group for the medium term were set. The information below reflects the Group’s performance as measured by those key performance indicators for the years ended, and at, 31 December 2011, 2010 and 2009. This information describes the key measures used by management in assessing the success of the business against its strategies and objectives.

The management objectives set forth below are subject to significant change and uncertainties including as described in “Shareholder Information - Risk Factors” and may not be achieved. In particular, macro-economic factors such as UK unemployment and property values, and regulatory changes are outside of management’s control, and could prevent achievement of these objectives.

Key performance indicator	Note	2011	2010	2009
Trading income	1	£5,045m	£5,293m	£4,658m
Trading cost:income ratio	2	44%	41%	42%
Commercial Banking margin	3	1.85%	2.06%	1.76%
Non performing loans ratio	4	1.93%	1.84%	1.90%
Profit for the year	5	£903m	£1,583m	£1,245m
Return on average tangible common equity	6	16%	23%	29%
Core Tier 1 ratio	7	11.4%	11.5%	6.8%
Loan to deposit ratio	8	138%	132%	132%
Total number of employees	9	21,371	19,978	19,483

1.	Trading income

Trading income comprises net interest income and non-interest income of Santander UK’s businesses on a trading basis. Discussion and analysis of this data is set out in the “Business Review – Divisional results” on pages 19 to 29.

Management reviews trading income in order to assess the Group’s effectiveness in obtaining and retaining customers and business. Management’s target was historically for growth of between 5% and 10% per annum, albeit with weaker performance in 2011, as noted at the half-year. Trading revenue declined by 5% in 2011 compared to 2010. Performance was adversely impacted by the full year effect of the cost of higher liquid asset balances as a result of UK regulatory requirements introduced in June 2010, the higher cost of funding and the prolonged low interest rate environment. These impacts are expected to increase in future periods resulting in continued downward pressure on revenues. Management monitors trading income, although no specific target range has been set for future periods.

2.	Trading cost:income ratio

Trading cost:income ratio is defined as total trading expenses divided by total trading income. Discussion and analysis of trading income and expenses for each business division is set out in the “Business Review – Divisional results” on pages 19 to 29.

Management reviews the trading cost:income ratio in order to measure the operating efficiency of the Group. In 2011 the trading cost:income ratio increased to 44% from 41%, largely reflecting pressure on revenues (as noted above) and investment in Retail Banking and Corporate Banking. Despite this deterioration, we believe that this ratio continues to compare well to other UK banks. Due to continued revenue pressures, the ratio is expected to rise to over 50%, before trending downwards in the medium term. Management actions on the cost base are expected to partly mitigate pressure on revenues.

3.	Commercial Banking margin

Commercial Banking margin is defined as the trading net interest income (adjusted to remove net interest income from the Treasury asset portfolio) divided by average commercial assets (mortgages, unsecured personal loans, corporate loans and overdrafts). Discussion and analysis of this data is set out in the “Business Review – Divisional results” on pages 19 to 29.

Management reviews the Commercial Banking margin in order to assess the economic sustainability of its commercial banking products and operations. Management’s target is to ensure that the Commercial Banking margin is appropriate for the current market conditions and profit targets. The Commercial Banking margin of 1.85% in 2011 was 21 basis points lower year on year, negatively impacted by the increased cost of holding higher liquid asset balances as a result of UK regulatory requirements introduced in June 2010 and higher costs of term funding and customer deposits, as well as the ongoing impact of base rates remaining low. The expectation is for further downward pressure in 2012.

4.	Non-performing loans (‘NPL’) ratio

NPL ratio is defined as non-performing loans as a percentage of customer assets. Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer. However, accrued interest is excluded for the purposes of this analysis.

Management reviews the NPL ratio in order to assess the credit quality of commercial lending. Management’s target is to ensure that the NPL ratio is better than the market average. In 2011, the NPL ratio increased to 1.93% (2010: 1.84%). The increase in the NPL ratio was due to an increase in NPLs as a result of further stress in the legacy portfolios of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written before 2008, and residential mortgages, where a technical definition change resulted in more cases being classified as NPLs. Before this change, the NPL ratio was broadly in stable. In the current economic environment, the expectation is for deterioration in the NPL ratio in 2012, whilst continuing to reflect the quality of the lending portfolio.

Santander UK plc 2011 Annual Report	17

Business and Financial Review

Business Review – Key Performance Indicators continued

5.	Profit for the year

Profit for the year is the statutory consolidated profit after tax for the year. Discussion and analysis of this data is set out in the Group Summary in the “Business Review – Summary” on pages 12 to 16.

Management reviews the profit for the year in order to monitor the effectiveness of the Group’s strategy and ability to increase the strength of its capital base and its capacity to pay dividends. Management’s target was to achieve sustained growth over the previous year. Profit for the year of £903m in 2011 was £680m lower than in 2010 mainly due to a provision charge for customer remediation, principally payment protection insurance, of £751m (£553m post tax). Despite this charge, Santander UK still reported a positive statutory profit after tax in 2011, albeit lower than in the prior year. Santander UK continues to operate a robust, low-risk business, delivering strong recurring earnings through the financial crisis. The expectation is for lower profit in 2012 due to the revenue pressures outlined above.

6.	Return on average tangible common equity (‘ROTE’)

ROTE is defined as the trading profit after taxation divided by average tangible common equity (average shareholders’ equity less preference shares and goodwill).

Management reviews ROTE in order to measure the overall profitability of the Group. In 2011, ROTE declined to 16% from 23%, but compared favourably to other UK banks. The decline was largely driven by lower trading profit after taxation (which is discussed in the “Business Review – Divisional results” on pages 19 to 29).

Further information about the calculation of ROTE is contained in “Selected Financial Data” on page 277.

7.	Core Tier 1 ratio

Core Tier 1 ratio is defined by the UK Financial Services Authority as tangible shareholders’ funds less certain capital deductions, divided by risk weighted assets. Further discussion and analysis is set out in “Capital Management and Resources” on pages 54 to 56 of the Balance Sheet Business Review.

Management reviews the Core Tier 1 ratio to ensure the Group maintains sufficient capital resources to: ensure the Group is well capitalised relative to the minimum regulatory capital requirements set by the UK Financial Services Authority; ensure locally regulated subsidiaries can meet their minimum regulatory capital requirements; support the Group’s risk appetite and economic capital requirements; and support the Group’s credit rating. During 2011, the Group’s Core Tier 1 ratio remained strong at over 11%.

8.	Loan-to-deposit ratio

The loan-to-deposit ratio represents the book value of the Group’s customer assets (i.e. retail and corporate assets) divided by its customer liabilities (i.e. retail and corporate deposits). The ratio is measured at the year end. The methodology has been refined for all periods presented. Discussion and analysis of the loan-to-deposit ratio is set out in the Chief Executive’s Review on page 3.

Management reviews the loan-to-deposit ratio in order to assess the Group’s ability to fund its commercial operations with commercial borrowings, reducing reliance on sourcing funding from the short and medium-term wholesale markets while improving customer product holdings. During 2011, the loan-to-deposit ratio increased by six percentage points to 138%, largely due to the managed outflow of rate-sensitive deposits in the second half of 2011 given unattractive pricing in the market. Medium-term funding issuance of £25bn strengthened the balance sheet position, offsetting the deposit outflow while protecting profitability. During 2010, commercial net lending growth was matched by the increase in net deposit flows, resulting in a flat loan-to-deposit ratio of 132%. Management’s target is sustained improvements in the loan-to-deposit ratio in future years subject to competitive conditions.

9.	Total number of employees

Total number of employees is measured at the year-end and calculated on a full-time equivalent basis. Further information about employees on a segmental basis is contained in Note 2 to the Consolidated Financial Statements.

Management reviews the total number of employees in order to support the continuing overall control of the Group’s cost base and the trading cost:income ratio. Management’s targets for the total number of employees are to ensure that staffing levels are optimal for the nature and size of the Group’s business. In 2011, headcount increased by 1,393 full-time equivalents, principally as a result of continued investment in Retail Banking operations, in branches and in call centres, to support business growth and improve customer service. This included the transfer of Retail call centre operations from India back to the United Kingdom. In 2010, headcount increased by 495 full-time equivalents, principally as a result of investment in Retail Banking operations to support business growth and improve customer service, together with the acquisition of the Perimeter companies in October and November 2010. This growth was partially offset by further headcount reductions from removing duplicated back office and support functions following the transfer of Alliance & Leicester plc and the acquisition of the Bradford & Bingley savings business, and the sale of James Hay in 2010.

18	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Divisional Results

This section contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment within the business, together with reconciliations from the trading basis to the statutory basis. Commentary on the movements in the adjustments between the trading basis and the statutory basis is set out in the “Business Review - Other Material Items”.

TRADING PROFIT BEFORE TAX BY SEGMENT

31 December 2011	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m
Net interest income/(expense)	3,399	427	(3)	(51)	3,772
Non-interest income/(expense)	753	411	162	(53)	1,273

Total trading income/(expense)	4,152	838	159	(104)	5,045
Total trading expenses	(1,788)	(262)	(111)	(50)	(2,211)
Impairment losses on loans and advances	(339)	(226)	—	—	(565)
Provisions for other liabilities and charges	—	(3)	(3)	(151)	(157)

Trading profit/(loss) before tax	2,025	347	45	(305)	2,112
Adjust for:
- Reorganisation, customer remediation and other costs	(937)	—	—	—	(937)
- Hedging and other variances	(31)	—	—	117	86
- Capital and other charges	(141)	(35)	—	176	—

Profit/(loss) before tax	916	312	45	(12)	1,261

31 December 2010	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m
Net interest income	3,494	357	—	302	4,153
Non-interest income/(expense)	652	347	221	(80)	1,140

Total trading income	4,146	704	221	222	5,293
Total trading expenses	(1,790)	(257)	(76)	(48)	(2,171)
Impairment losses on loans and advances	(703)	(168)	—	(40)	(911)

Trading profit before tax	1,653	279	145	134	2,211
Adjust for:
- Perimeter companies pre-acq.n trading basis results	(95)	—	—	25	(70)
- Reorganisation, customer remediation and other costs	(155)	—	—	40	(115)
- Profit on part sale and revaluation of subsidiaries	—	—	—	126	126
- Hedging and other variances	(31)	—	—	4	(27)
- Capital and other charges	(81)	(32)	—	113	—

Profit before tax	1,291	247	145	442	2,125

31 December 2009	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m
Net interest income	2,746	359	—	236	3,341
Non-interest income	694	332	204	87	1,317

Total trading income	3,440	691	204	323	4,658
Total trading expenses	(1,554)	(284)	(60)	(46)	(1,944)
Impairment losses on loans and advances	(672)	(73)	—	(57)	(802)

Trading profit before tax	1,214	334	144	220	1,912
Adjust for:
- Reorganisation, customer remediation and other costs	(146)	—	—	(40)	(186)
- Hedging and other variances	(17)	—	—	(19)	(36)
- Capital and other charges	(47)	(34)	—	81	—

Profit before tax	1,004	300	144	242	1,690

Santander UK plc 2011 Annual Report	19

Business and Financial Review

Business Review – Divisional Results continued

BUSINESS VOLUMES

Business volumes are used by management to assess the sales performance of the Group, both absolutely and relative to its peer group, and to inform management of product trends in the market.

	2011		2010	2009
Mortgages:(1)
Gross mortgage lending in the year(2)	£23.7bn		£24.2bn	£26.4bn
Capital repayments in the year	£22.6bn		£18.6bn	£18.8bn

Net mortgage lending in the year	£1.1bn		£5.6bn	£7.6bn

Mortgage stock balance	£173.5bn		£172.4bn	£166.9bn
Market share – gross mortgage lending(3)	17.3%		18.0%	18.4%
Market share – capital repayments(3)	17.5%		14.6%	14.3%
Market share – mortgage stock balance(3)	13.9%		13.9%	13.5%

Unsecured personal lending:
Total gross unsecured personal lending in the year	£1.5bn		£1.3bn	£1.5bn
Total unsecured personal lending stock(4)	£2.9bn		£3.3bn	£4.2bn
Market share – unsecured personal lending stock	7.3%		7.4%	7.3%
SME lending:
SME lending stock balance	£10.7bn		£8.6bn	£6.8bn
Market share – SME lending stock balance(5)	4.3%		3.6%	2.7%

Customer Assets:
Total commercial asset stock	£206.3bn		£202.1bn	£190.1bn

Customer Deposits:
Commercial net deposit flows in the year	£(4.3	)bn	£9.6bn	£14.9bn
Total commercial liability stock	£149.2bn		£153.5bn	£143.9bn

Investment and pensions annual premium income(6)	£2.8bn		£3.5bn	£3.5bn

Banking:
Bank account openings (000’s)	836		1,005	1,093
Market share – bank account stock balance(7)	9.1%		9.2%	8.9%
Credit card sales (000’s)(8)	543		435	387

(1)	Includes Social Housing loans.
(2)	Gross mortgage lending in the year comprises only new loan contracts and does not include loan modifications.
(3)	Estimated by the Group for each year having regard to individual lending data published by the Bank of England for the first eleven months of each year.
(4)	Excludes overdrafts and credit cards.
(5)

Market share of SME lending stock determined on an asset basis of SME businesses with turnover of up to £150m, is estimated by the Group for each year having regard to corporate lending data published by the Bank of England for the first eleven months of each year.

(6)	Annualised equivalent of monthly premiums generated from new business during the year.
(7)	Market share of bank account stock is estimated by the Group for each year having regard to market research published by CACI Ltd.
(8)	Santander-branded cards only.

Mortgages

2011 compared to 2010

Gross mortgage lending in 2011 was £23.7bn, representing an estimated market share of 17.3%. During 2011, focus remained on the quality of new lending, based on affordability and lower loan-to-value (‘LTV’) segments. The average LTV on new business completions in 2011 was 64% compared to 62% in 2010.

Capital repayments of £22.6bn were higher than in 2010, with an estimated market share of repayments of 17.5%. This performance reflected a significant increase in maturing assets, reflecting gross lending two years previously and was against a market backdrop of continued heightened competition in low LTV segments. Net mortgage lending of £1.1bn was lower (2010: £5.6bn), largely reflecting a weaker performance in the first half of 2011 stemming from a lower pipeline in the last quarter of 2010 when market pricing became less attractive in the lower LTV segments.

2010 compared to 2009

Gross mortgage lending in 2010 was £24.2bn, representing an estimated market share of 18%. The average LTV on new business completions in 2010 was 62% compared to 61% in 2009.

Capital repayments of £18.6bn were broadly in line with 2009, with an estimated market share of capital repayments of 14.6%. This performance reflected a market backdrop of continued heightened competition in low LTV segments, offset by effective retention strategies in key segments. Net mortgage lending of £5.6bn was lower (2009: £7.6bn).

20	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Divisional Results continued

Unsecured Personal Lending

2011 compared to 2010

The unsecured personal lending (‘UPL’) stock balance decreased by 13% to £2.9bn at 31 December 2011. Despite this overall deleveraging, UPL gross lending was up 14% and £1.5bn of new loans were issued at good risk-adjusted margins to high quality customer segments.

2010 compared to 2009

Total gross UPL lending decreased by 15% to £1.3bn at 31 December 2010 as a result of our ongoing focus of restricting unsecured lending to high quality customer segments. The deleveraging of the UPL portfolio resulted in a 22% reduction in the stock balance to £3.3bn.

SME Lending

2011 compared to 2010

SME lending balances were higher than at the end of 2010 as a result of a strong performance via our 28 Corporate Business Centres. Lending stock balances totalled £10.7bn at 31 December 2011, up 25% in the year equating to an estimated 4.3% market share. SME lending commitments to the UK Government under our share of the Project Merlin agreement were exceeded.

2010 compared to 2009

SME lending issued through the Corporate Business Centres (25 by the year-end) was higher than 2009. SME lending balances were £8.5bn, up more than 26% in the year, equating to a 3.6% market share.

Deposits and Investments

2011 compared to 2010

Customer deposit flows were £(4.3)bn. In 2011, the acquisition of deposits slowed in what was a smaller market and where increased competition led to unattractive pricing and negative margins. A managed outflow of these more rate sensitive and shorter term deposits was more than offset through the issuance of additional medium-term wholesale funding. Investments and pensions performance was down 21% largely reflecting market conditions.

2010 compared to 2009

Net deposit inflows of £9.6bn were achieved through a strong performance across all business units. Retail Banking delivered strong inflows, in increasingly competitive market conditions, including a 22% increase in private banking deposits and a 7% increase in bank account liabilities. Corporate Banking net inflows were lower than in 2009, though still positive despite a difficult economic environment, and benefitted from longer term deposits being taken and an improvement in customer mix.

Banking

2011 compared to 2010

Approximately 836,000 bank accounts were opened in 2011, building on the success of the last two years where more than 2 million accounts were opened. The focus in 2011 was on improving the proportion of new bank accounts that represent the customer’s primary account, leading to an improvement in overall primacy. The decline in bank account balances reflected pressures on “real” income in the UK, with inflation running ahead of earnings growth.

2010 compared to 2009

More than 1 million bank accounts were opened in each of 2010 and 2009. Strong Retail Banking personal bank account balance growth of approximately 9% was a result of not only the larger stock of accounts but also a focus on increasing the quality of account openings and more primary account customers.

Credit Card sales

2011 compared to 2010

Credit card sales through the Santander brand of approximately 543,000 cards grew by 25% with a continued focus on existing customers, and benefitting from approximately 145,000 new “123” credit cards which have been opened since the product’s launch in the latter part of the year.

2010 compared to 2009

Credit card sales through the Santander brand were 12% higher than in 2009, driven by a strong performance in the telephone and internet channels, and the success achieved with the Zero credit card.

Santander UK plc 2011 Annual Report	21

Business and Financial Review

Business Review – Divisional Results continued

RETAIL BANKING

Retail Banking offers a comprehensive range of banking products and related financial services (residential mortgages, savings and banking, and other personal financial services products) to customers throughout the UK. It serves customers through the Santander UK network of branches and ATMs, as well as through telephone, internet channels and intermediaries. It also includes the private banking business which offers private banking and other specialist banking services in the UK and international banking.

	2011 £m	2010 £m	2009 £m
Trading net interest income	3,399	3,494	2,746
Trading non-interest income	753	652	694

Total trading income	4,152	4,146	3,440
Total trading expenses	(1,788)	(1,790)	(1,554)
Trading impairment losses on loans and advances	(339)	(703)	(672)

Trading profit before tax	2,025	1,653	1,214
Adjust for:
- Perimeter companies pre-acquisition trading basis results	—	(95)	—
- Reorganisation, customer remediation and other costs	(937)	(155)	(146)
- Hedging and other variances	(31)	(31)	(17)
- Capital and other charges	(141)	(81)	(47)

Statutory profit before tax	916	1,291	1,004

Segment balances	2011 £bn	2010 £bn	2009 £bn
Customer assets	175.4	175.4	165.4
Risk weighted assets	40.1	38.1	32.6
Customer deposits	120.1	125.7	119.4
Mortgage NPLs ratio(1)(2)	1.46%	1.41%	1.52%
Mortgage coverage ratio(1)(3)	20%	22%	20%

(1)	Accrued interest is excluded for purposes of these analyses.
(2)	Mortgage NPLs as a percentage of mortgage assets.
(3)	Mortgage impairment loss allowances as a percentage of mortgage NPLs.

Retail Banking trading profit before tax

2011 compared to 2010

Trading profit before tax increased by £372m to £2,025m (2010: £1,653m). By income statement line, the movements were:

•

Trading net interest income decreased by £95m to £3,399m (2010: £3,494m). The key drivers of the decrease in net interest income were the higher cost of retail deposits, the ongoing impact of a low interest rate environment and the higher cost of new term funding applied to the business. In addition, interest on overdraft accounts was lower with interest charges replaced by daily fees, which are accounted for as non-interest income. These decreases were partly offset by the favourable impact of improved lending margins as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new business in both the mortgage and unsecured loan portfolios.

•

Trading non-interest income increased by £101m to £753m (2010: £652m), principally due to an increase in banking fees of £99m as a result of a new pricing structure for current accounts, replacing overdraft net interest income with daily fees. This was partially offset by lower investment fees driven by a decline in the market and the mix of sales shifting away from structured investment products towards managed funds (which will yield a trail income in future periods rather than an upfront commission), and lower margins on structured investment products.

•

Trading expenses decreased by £2m to £1,788m (2010: £1,790m). The decrease reflected reduced costs driven by further efficiencies largely offset by increased headcount costs due to the recruitment of additional customer-facing staff relating to customer service initiatives, including an additional 1,100 full time employees.

22	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Divisional Results continued

•

Trading impairment losses on loans and advances decreased by £364m to £339m (2010: £703m), with the most significant reduction relating to mortgages and unsecured loans. The lower mortgage charge resulted from largely stable arrears due to the continued low interest rate environment, a high quality mortgage book and effective collection handling. Similarly, performance across the unsecured portfolios improved in the year due to the higher quality of business written on unsecured personal loans over the last two years, and a stable banking portfolio.

Secured coverage remained conservative at 20%, whilst the stock of properties in possession (‘PIP’) increased to 965 cases from 873 at 31 December 2010. This level of PIP still only represented 0.06% of the book and remained well below the industry average. The mortgage non-performing loan ratio increased slightly to 1.46% from 1.41% at 31 December 2010.

2010 compared to 2009

Trading profit before tax increased by £439m to £1,653m (2009: £1,214m). Of the total increase, £109m represented the inclusion of the Perimeter companies trading profit before tax in 2010. By income statement line, the movements were:

•

Trading net interest income increased by £748m to £3,494m (2009: £2,746m). Of the total increase, £471m represented the inclusion of the Perimeter companies’ full-year trading net interest income in 2010. The remaining increase of £277m was largely driven by balanced growth in customer lending and deposits across a mix of products. Customer assets increased by £10.0bn or 6% (of which £5.7bn or 3% reflected the inclusion of the Perimeter companies). Customer liabilities increased by £6.3bn or 5%.

The key drivers of the increase in trading net interest income were improved margins on existing mortgage balances as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new and retained business in both the mortgage and unsecured loan portfolios. These increases more than offset a higher cost of retail deposits, the impact of low interest rates, the cost of new term funding and higher liquid asset balances (the latter in response to UK regulatory requirements introduced in June 2010).

•

Trading non-interest income decreased by £42m to £652m (2009: £694m). Trading non-interest income increased by £60m as a result of the inclusion of the Perimeter companies’ full year trading non-interest income in 2010. However, this was more than offset by a decrease of £102m which was largely due to lower investment fees as a result of the mix of sales shifting away from structured investment products towards managed funds (which will yield a trail income in future periods rather than an upfront commission). In addition, unsecured lending-related fees reduced, driven by lower volumes (which decreased by 20%). Mortgage fees were also adversely affected by lower redemption volumes in line with the market and banking fees were affected by the introduction of the Santander Zero account.

•

Trading expenses increased by £236m to £1,790m (2009: £1,554m). Of the total increase, £230m represented the inclusion of the Perimeter companies’ trading expenses in 2010. Furthermore, depreciation and amortisation increased by £32m as a result of the continued investment in IT systems in 2009 and 2010, including the integration of Alliance & Leicester and the Bradford & Bingley savings business. The removal of duplication across back office and support functions due to the integration of Alliance & Leicester and the Bradford & Bingley savings business has resulted in further cost savings. Within this framework, the synergy benefits realised were partly utilised to fund growth initiatives across the Group, including the ongoing recruitment in Retail Banking operations to support business growth and improve customer service.

•

Trading impairment losses on loans and advances increased by £31m to £703m (2009: £672m). Trading impairment losses on loans and advances increased by £192m as a result of the inclusion of the Perimeter companies’ trading impairment losses on loans and advances in 2010. This increase was partially offset by decreases in the core retail portfolio. Of the remaining decrease, the most significant reduction related to unsecured personal lending. This improving performance in difficult economic conditions was delivered as a result of significant improvement in the new business written since the last quarter of 2009, effective collection handling and higher than expected recoveries on written-off debt. Similarly, performance across the mortgage portfolio also improved in 2010.

Santander UK plc 2011 Annual Report	23

Business and Financial Review

Business Review – Divisional Results continued

Retail Banking segment balances

2011 compared to 2010

•

Customer assets of £175.4bn remained flat year on year largely reflecting modest mortgage book growth, offset by the continued reduction in unsecured personal lending (‘UPL’) balances, which decreased by 13%.

•

Risk weighted assets increased by 5% to £40.1bn (2010: £38.1bn). Although the total portfolio remained largely unchanged, the mix of business moved from old legacy internal risk models (with lower risk weightings) to newer higher risk weighted models.

•

Customer deposits decreased by 5% to £120.1bn (2010: £125.7bn). This decrease was due to lower acquisition of deposits in 2011 driven by a smaller market in the UK combined with increased competition which led to unattractive pricing and negative margins in the market relative to medium-term wholesale funding.

•

The mortgage NPL ratio increased slightly to 1.46% (2010: 1.41%). However, the underlying performance remained stable, with the overall increase due to a change in NPL definition resulting in more cases classified as NPLs. Excluding the impact of the change in NPL definition, which is discussed in the Risk Management Report, the mortgage NPL ratio would have been 1.39%, reflecting stable underlying performance. The mortgage NPL ratio of 1.46% remained considerably below the UK industry average based on Council of Mortgage Lenders (‘CML’) published data. The mortgage non-performing loan and advances performance reflects the high quality of the mortgage book, a lower than anticipated increase in unemployment and prolonged low interest rates.

•	The mortgage coverage ratio remained strong at 20% (2010: 22%) as a result of stable non-performing loans.

2010 compared to 2009

•

Customer assets increased by 6% to £175.4bn (2009: £165.4bn) reflecting the growth in mortgage balances and acquired businesses. Of the increase, £5.7bn, or 3%, related to the companies acquired in 2010. The remaining growth was driven by mortgages (balances up 3%) underpinned by strong gross mortgage lending and success in retention activities. Partly offsetting this growth was the continued reduction in UPL balances, which decreased by 22%.

•	Risk weighted assets increased by 17% to £38.1bn (2009: £32.6bn). Excluding the impact of acquisitions, risk weighted assets were broadly flat.

•	Customer deposits increased by 5% to £125.7bn (2009: £119.4bn), a strong performance given the increasingly competitive market, reflecting a successful ISA season and bank account growth.

•

The mortgage NPL ratio decreased to 1.41% (2009: 1.52%) despite the growth in the mortgage asset, as a result of effective collection processes, the high quality of the mortgage portfolio, stable unemployment and persistently low interest rates. The mortgage NPL ratio of 1.41% remained considerably below the industry average.

•	The mortgage coverage ratio increased to 22% (2009: 20%) as a result of decline in mortgage non-performing loans and advances.

24	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Divisional Results continued

CORPORATE BANKING

Santander UK started to develop its corporate banking capability in 2006 and, with the acquisition of Alliance & Leicester plc, significantly increased this capacity from 2008. The investment in, and development of, these operations has been significant, with good progress being made ahead of the acquisition of certain customers from the Royal Bank of Scotland Group.

Corporate Banking provides a range of banking services principally to UK companies, with a focus on services for SMEs, providing a broad range of banking products including loans, bank accounts, deposits, treasury services, invoice discounts, cash transmission and asset finance. Small businesses with a turnover of less than £250,000 are serviced through the Business Banking division, while a network of 28 regionally-based Corporate Business Centres offers services to businesses with a turnover of £250,000 to £150m. In addition, Corporate Banking includes specialist teams servicing Real Estate, Social Housing and UK infrastructure clients.

Within Corporate Banking, the Large Corporates business is responsible for larger multinational corporate clients, including related activities principally comprising foreign exchange, money market and credit activities. These related activities are structured into two main product areas: Foreign exchange and money markets, and Credit. Foreign exchange offers a range of foreign exchange products and money markets runs the securities lending/borrowing and repo businesses. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets.

Legacy portfolios in run-off are also managed within Corporate Banking.

	2011 £m	2010 £m	2009 £m
Trading net interest income	427	357	359
Trading non-interest income	411	347	332

Total trading income	838	704	691
Total trading expenses	(262)	(257)	(284)
Trading impairment losses on loans and advances	(226)	(168)	(73)
Provision for other liabilities and charges	(3)	—	—

Trading profit before tax	347	279	334
Adjust for:
- Capital and other charges	(35)	(32)	(34)

Statutory profit before tax	312	247	300

Segment balances	2011 £bn	2010 £bn	2009 £bn
Total customer assets	30.9	26.7	24.6
Core customer assets(1)	27.7	23.2	20.1
Risk weighted assets	24.9	23.1	19.1
Customer deposits	29.1	27.8	24.5
Total SMEs	10.7	8.6	6.8

(1)	Excludes legacy portfolios in run-off

Corporate Banking trading profit before tax

2011 compared to 2010

Trading profit before tax increased by £68m to £347m (2010: £279m). By income statement line, the movements were:

•

Trading net interest income increased by £70m to £427m (2010: £357m). Net interest income increased as a result of growth in customer loans and deposits, with much of this growth generated through our network of 28 Corporate Business Centres which serve clients in the UK SME market (SME lending balances increased by 25% and total deposit balances increased by 5% compared to 31 December 2010). Interest margins on loans continued to improve as market pricing better reflected incremental higher funding and liquidity costs.

•

Trading non-interest income increased by £64m to £411m (2010: £347m), generated by growing the loan markets and SME business, supported by the short-term markets business and interest rate related sales. In addition, underlying volume growth in core businesses, particularly new business activity in relation to SMEs, resulted in increased income from the sale of ancillary products such as treasury services, banking and cash transmission services, invoice discounting and asset finance.

•

Trading expenses increased by £5m to £262m (2010: £257m). The increase reflected investment focused on extending the Corporate Business Centre network and product capability for customers, partially offset by reductions in costs related to the legacy portfolios in run-off as a result of activity being reduced, and disposals.

Santander UK plc 2011 Annual Report	25

Business and Financial Review

Business Review – Divisional Results continued

•

Trading impairment losses on loans and advances increased by £58m to £226m (2010: £168m). The increase was primarily a result of increased stress in the legacy portfolios in run-off of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written before 2008, particularly within the care home and leisure industry sectors. Restructuring options generally became more difficult against a backdrop of weakening markets and reducing commercial property prices, giving rise to higher losses. The credit quality of business written in the past two years remains very strong.

•	Trading provisions for other liabilities and charges of £3m remained at a very low level (2010: £nil).

2010 compared to 2009

Trading profit before tax decreased by £55m to £279m (2009: £334m). By income statement line, the movements were:

•

Trading net interest income decreased by £2m to £357m (2010: £359m), which was broadly in line with the prior year. Trading net interest income decreased due to a reduced contribution of £20m from the legacy portfolios in run-off as balances in these portfolios continued to be actively reduced. This was largely offset by growth in customer loans and deposits to the UK SME market through the network of 25 Corporate Business Centres (SME lending balances increased by 26% and total deposit balances increased by 13%). Trading net interest margins on loans continued to improve during 2010 as market pricing better reflected incremental higher funding and liquidity costs applied to the business unit.

•

Trading non-interest income increased by £15m to £347m (2010: £332m). Non-interest income increased due to growth in the funding and liquidity management of the wholesale business, asset growth in the SME business and strong sales of Markets’ products. However, this was partially offset by lower income from the legacy portfolios in run-off as we continued to reduce balances in these portfolios.

•

Trading expenses decreased by £27m to £257m (2009: £284m). The decrease was due to operational efficiencies arising from the integration of the Alliance & Leicester business, partially offset by investment in the Corporate Business Centre network including hiring additional staff and an increase of 70% in the floor space of the network, and ongoing investment in growth initiatives relating to new products and customer segments.

•

Trading impairment losses on loans and advances increased by £95m to £168m (2009: £73m). The increase reflected growth and maturity in asset balances over the last two years and some deterioration arising from market conditions.

Corporate Banking segment balances

2011 compared to 2010

•

Total customer assets increased by 16% to £30.9bn (2010: £26.7bn) driven by the increase in core customer assets described below, partially offset by continued deleveraging of the legacy portfolios in run-off.

•

Core customer assets increased by 19% to £27.7bn (2010: £23.2bn) driven by a strong performance via the 28 Corporate Business Centres and a broader product offering. We continued to build our growing SME franchise, with lending to this group increasing 25% to £10.7bn (2010: £8.6bn).

•	Risk weighted assets increased by 8% to £24.9bn (2010: £23.1bn) reflecting the asset growth described above.

•	Customer deposits increased by 5% to £29.1bn (2010: £27.8bn), despite increased competition in the market, with net inflows achieved while increasing our proportion of deposits from SME customers.

2010 compared to 2009

•	Total customer assets increased by 9% to £26.7bn (2009: £24.6bn) driven by the increase in core customer assets described below, partially offset by deleveraging of the legacy portfolios in run-off.

•

Core customer assets increased by 15% to £23.2bn (2009: £20.1bn) driven by a strong performance via the 25 Corporate Business Centres and a broader product offering. We continued to build our growing SME franchise, with lending to this group increasing 26% to £8.6bn (2009: £6.7bn).

•	Risk weighted assets increased by 21% to £23.1bn (2009: £19.1bn) reflecting the asset growth described above.

•	Customer deposits increased by 13% to £27.8bn (2009: £24.5bn) despite increased competition in this market, with the net flows achieved while improving the average term.

26	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Divisional Results continued

MARKETS

Markets is a financial markets business focused on providing value added financial services to financial institutions, as well as to the rest of Santander UK’s business. It is structured into two main product areas: Fixed income and Equity. Fixed Income covers sales and trading activity for fixed income products. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to both the Group and other financial institutions who sell or distribute them on to their customers.

	2011 £m	2010 £m	2009 £m
Trading net interest (expense)/income	(3)	—	—
Trading non-interest income	162	221	204

Total trading income	159	221	204
Total trading expenses	(111)	(76)	(60)
Provision for other liabilities and charges	(3)	—	—

Trading and statutory profit before tax	45	145	144

Segment balances	2011 £bn	2010 £bn	2009 £bn
Total assets	28.7	22.1	16.4
Risk weighted assets	5.7	5.2	6.5

Markets trading profit before tax

2011 compared to 2010

Trading profit before tax decreased by £100m to £45m (2010: £145m). By income statement line, the movements were:

•

Trading net interest expense increased by £3m to £3m (2010: £nil) due to increased funding costs reflecting the higher cost of new wholesale medium-term funding and holding higher liquid asset balances.

•

Trading non-interest income decreased by £59m to £162m (2010: £221m), largely due to reduced results in the market making desks and weak trading activities. A weaker trading environment reduced the results of the Rates derivatives and Equity business due to reduced volumes (linked to sale of retail structured products through the branch network). This was partially offset by growth with institutional clients.

•

Trading expenses increased by £35m to £111m (2010: £76m), reflecting ongoing investment in growth initiatives relating to new products, markets and customer segments. There was a 42% headcount increase across the customer transaction businesses compared to 31 December 2010.

•	Trading provisions for other liabilities and charges of £3m remained at a very low level (2010: £nil).

2010 compared to 2009

Trading profit before tax increased by £1m to £145m (2009: £144m). By income statement line, the movements were:

•

Trading non-interest income increased by £17m to £221m (2009: £204m) reflecting the strong performance of underlying customer revenue streams and a number of releases of fair value adjustments following the successful de-risking of underlying positions in 2009 not repeated in 2010. These benefits were partly offset by a less favourable trading environment resulting from lower spread volatility.

•	Trading expenses increased by £16m to £76m (2009: £60m), reflecting ongoing investment in growth initiatives relating to new products, markets and customer segments, and significant headcount growth.

Markets segment balances

2011 compared to 2010

•	Total assets increased by 30% to £28.7bn (2010: £22.1bn), primarily reflecting an increase in the fair values of interest rate derivatives due to a flattening of the yield curve.

•	Risk weighted assets increased by 10% to £5.7bn (2010: £5.2bn) reflecting the asset growth described above.

2010 compared to 2009

•	Total assets increased by 35% to £22.1bn (2009: £16.4bn), primarily reflecting increases in the fair values of derivatives.

•

Risk-weighted assets decreased by 20% to £5.2bn (2009: £6.5bn) due to the decreased share of the Counterparty and Market Risk charges. Counterparty risk decreased due to the Group enhancing the application method of applying collateral to the credit exposure.

Santander UK plc 2011 Annual Report	27

Business and Financial Review

Business Review – Divisional Results continued

GROUP INFRASTRUCTURE

Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is responsible for the Group’s capital and funding and the Treasury asset portfolio. ALM is responsible for managing the Group’s structural balance sheet composition and strategic and tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include management of Santander UK’s banking products and structural exposure to interest rates. The Treasury asset portfolio is being run down.

	2011 £m	2010 £m	2009 £m
Trading net interest (expense)/ income	(51)	302	236
Trading non-interest (expense)/income	(53)	(80)	87

Total trading (expense)/income	(104)	222	323
Total trading expenses	(50)	(48)	(46)
Trading impairment losses on loans and advances	—	(40)	(57)
Provisions for other liabilities and charges	(151)	—	—

Trading (loss)/profit before tax	(305)	134	220
Adjust for:
- Perimeter companies pre-acquisition trading basis results	—	25	—
- Reorganisation, customer remediation and other costs	—	40	(40)
- Profit on part sale and revaluation of subsidiaries	—	126	—
- Hedging and other variances	117	4	(19)
- Capital and other charges	176	113	81

Statutory (loss)/profit before tax	(12)	442	242

Group Infrastructure trading profit before tax

2011 compared to 2010

Trading (loss)/profit before tax decreased by £439m to £(305)m (2010: £134m). By income statement line, the movements were:

•

Trading net interest (expense)/income decreased by £353m to £(51)m (2010: £302m). The key drivers of the decrease were the increased cost of new term funding (issuances of £25bn in 2011) and the full year effect of higher liquid asset balances (an increase of over 30% in average liquid asset balances in 2011) in response to UK regulatory requirements introduced in June 2010. This was partially offset by the allocation of these impacts to business units in line with the ongoing customer repricing. In addition, sustained lower interest rates have reduced net interest income as the structural hedging yield has decreased. Further, there was a reduced contribution from the run-down Treasury asset portfolio as we continued to reduce balances of the assets in this portfolio.

•

Trading non-interest expense decreased by £27m to £(53)m (2010: £(80)m), principally due to lower losses on disposals of assets in the Treasury asset portfolio. This was partially offset by a decrease in non-interest income as a result of the sales of the James Hay and ATM businesses in 2010.

•	Trading expenses increased by £2m to £50m (2010: £48m), broadly in line with 2010.

•	Trading impairment losses on loans and advances decreased by £40m to £nil (2010: £40m) due to the non-recurrence of losses on disposals of assets in the Treasury asset portfolio.

•

Trading provisions for other liabilities and charges increased by £151m to £151m (2010: £nil), as a result of the introduction of the UK Bank Levy and the inclusion here of the Financial Services Compensation Scheme fees.

2010 compared to 2009

Trading profit before tax decreased by £86m to £134m (2009: £220m). Of the total decrease, £25m represented the removal of income produced by the Santander Consumer which was accounted for as an associate in our statutory accounts prior to becoming a wholly-owned subsidiary in November 2010, due to the inclusion of the Perimeter companies’ pre-acquisition trading profit before tax in 2010 in Retail Banking. By income statement line, the movements were:

•

Trading net interest income increased by £66m to £302m (2009: £236m). The income reflected benefit of higher historic medium-term interest rates being earned on capital, and the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business units.

This was partially offset by a decrease in trading net interest income from the James Hay business which was sold in March 2010. In addition, net interest income from the run-down Treasury asset portfolio decreased due to the continued de-leveraging process, with balances reduced by 46% in the year, to £5.1bn at the year end.

28	Santander UK plc 2011 Annual Report

Business and Financial Review

Business Review – Divisional Results continued

•

Trading non-interest (expense)/income decreased by £167m to £(80)m (2009: £87m). The decrease was principally due to 2009 including certain benefits not repeated in 2010 (including profits earned on the buy-back of securitisation debt in 2009) and higher losses on disposals of assets in the Treasury asset portfolio which is being run down.

In addition, there was a decrease in trading non-interest income from the James Hay business which was sold in March 2010.

•

Trading expenses increased slightly by £2m to £48m (2009: £46m). Non-recurring expenditure was incurred relating to the rebranding of Abbey and the Bradford & Bingley savings business as Santander in January 2010. In addition, higher expenses resulted from the process of transferring the business of Alliance & Leicester plc to Santander UK plc under Part VII of the Financial Services and Markets Act 2000 in May 2010. However, these additional expenses were offset in part by lower costs due to the sale of the James Hay business in March 2010.

•	Trading impairment losses on loans and advances decreased by £17m to £40m (2009: £57m). The loss of £40m in 2010 was due to losses on disposals of assets in the Treasury asset portfolio.

Santander UK plc 2011 Annual Report	29

Business and Financial Review

Other Material Items

ADJUSTMENTS BETWEEN THE STATUTORY BASIS AND THE TRADING BASIS

Santander UK’s Board reviews discrete financial information for each of its segments that includes measures of operating results, assets and liabilities, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below, and described in Note 2 to the Consolidated Financial Statements. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.

The trading adjustments consist of:

Perimeter companies pre-acquisition trading basis results

2011 £m	2010 £m	2009 £m
—	70	—

The pre-acquisition trading basis results of the Perimeter companies for the year ended 31 December 2010 are included in the trading basis results discussed in the “Business Review - Divisional Results” as described in Note 2 to the Consolidated Financial Statements. The pre-acquisition non-trading adjustments of the Perimeter companies for the year ended 31 December 2010 have not been included. This adjustment applies only to 2010.

Reorganisation, customer remediation and other costs

	2011 £m	2010 £m	2009 £m
Reorganisation and customer remediation costs	765	155	146
Impairment losses	172	(40)	40

	937	115	186

These costs comprise implementation costs in relation to the strategic change and cost reduction process, costs in respect of customer remediation, certain write-offs and impairment losses taken centrally.

2011 compared to 2010

Total reorganisation, customer remediation and other costs of £937m increased by £822m (2010: £115m).

Reorganisation and customer remediation costs increased by £610m largely reflecting the charge for customer remediation, principally payment protection insurance, as described in Note 36 to the Consolidated Financial Statements and in “Shareholder Information - Risk Factors”.

Non-trading impairment losses of £172m in 2011 principally resulted from the write-off of software assets of £112m as a result of a reduction in the related expected future economic benefits, and the write-off of Cater Allen Private Bank goodwill of £60m as a result of a reassessment of the value of certain parts of the business in light of recent market conditions and regulatory developments. In 2010, releases of £40m represented the release of impairment losses recognised in prior years, with assets previously held in the Group’s conduit vehicles sold at better than expected prices.

2010 compared to 2009

Total reorganisation, customer remediation and other costs decreased by £71m to £115m (2009: £186m).

Reorganisation and customer remediation costs increased by £9m reflecting a decrease in costs relating to the strategic change and cost reduction process as it nears completion being more than offset by an increase in customer remediation costs.

Other non-trading items of £40m in 2010 represented the release of impairment losses recognised in prior years, with assets previously held in the Group’s conduit vehicles sold at better than expected prices.

Profit on part sale and revaluation of subsidiaries

2011 £m	2010 £m	2009 £m
—	126	—

These profits are excluded from the trading results to allow management to understand the underlying performance of the business. In 2010, the £87m gain that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group was excluded from the trading results. In addition, profits of £39m on the sale of certain businesses, including James Hay, were excluded. In 2011 and 2009, there were no such profits.

30	Santander UK plc 2011 Annual Report

Business and Financial Review

Other Material Items continued

Hedging and other variances

	2011 £m	2010 £m	2009 £m
(Gains)/losses	(86)	27	36

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

2011 compared to 2010

In 2011, hedging and other variance gains of £86m were excluded from the trading basis results, compared with losses of £27m that were excluded from the trading basis results in 2010. In 2011, hedge ineffectiveness resulted in gains compared to losses reported in 2010. In addition, other variances include £57m reversal of coupon payments on certain preference shares, Perpetual Preferred Securities and Reserve Capital Instruments, which were treated as an interest expense in the trading results but were accounted for as dividends for statutory purposes in both 2011 and 2010.

2010 compared to 2009

In 2010 and 2009, hedging and other variance losses of £27m and £36m, respectively, were excluded from the trading basis results. In 2010 and 2009, this largely consisted of hedge ineffectiveness, partially offset by the reversal of £57m of coupon payments on certain preference shares, Perpetual Preferred Securities and Reserve Capital Instruments, which were treated as interest expense in the trading results but were accounted for as dividends for statutory purposes in both 2010 and 2009. In addition, in 2009 substantial mark-to-market gains which arose in the second half of 2008 from movements in interest rates reversed.

Capital and other charges

Capital charges/(credits) principally comprise internal nominal charges/(credits) for capital invested in the Group’s businesses. Management implemented this charge/(credit) to assess if capital is invested effectively. On a consolidated basis, the total of these internal reallocations is £nil.

LEGAL PROCEEDINGS

Santander UK is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Santander UK. See Notes 36 and 38 to the Consolidated Financial Statements.

MATERIAL CONTRACTS

Santander UK is party to various contracts in the ordinary course of business. For the three years ended 31 December 2011 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.

On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to the Company in exchange for newly issued ordinary shares of the Company.

On 30 August 2011, the Company entered into an amended sale and purchase agreement with the Royal Bank of Scotland plc, National Westminster Bank plc, National Westminster Home Loans Limited which replaced the sale and purchase agreement between the same parties dated 4 August 2010. Under this contract the Company has agreed to acquire (subject to certain conditions) bank branches and business banking centres and associated assets and liabilities from the Royal Bank of Scotland group. For further information see Note 46 to the Consolidated Financial Statements.

AUDIT FEES

See Note 8 to the Consolidated Financial Statements.

Santander UK plc 2011 Annual Report	31

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

Page
Summarised consolidated balance sheet	33
In the remaining sections of the Balance Sheet Business Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the balance sheet.

Reconciliation to classifications in the Consolidated Balance Sheet	37

Securities:	38
• Analysis by type of issuer	38
• Significant exposures	39

Loans and advances to banks:
• Geographical analysis	39
• Maturity analysis	40

Loans and advances to customers:	40
• Geographical analysis	40
• Maturity analysis	41
• Impairment loss allowances on loans and advances to customers	41
• Risk elements in the loan portfolio	42
Country risk exposure	44
• Sovereign debt	46
• Other country risk exposures	46
• Balances with other Santander companies	47

Derivative assets and liabilities	49

Tangible fixed assets	49

Deposits by banks	49

Deposits by customers	50

Short-term borrowings	51

Debt securities in issue	52

Retirement benefit assets and obligations	52

Contractual obligations	53

Off-balance sheet arrangements	53

Capital management and resources	54

Funding and Liquidity	57
• Sources and uses of funding and liquidity	57
• Cash flows	58

Interest rate sensitivity	60

Average balance sheet	61

32	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

SUMMARISED CONSOLIDATED BALANCE SHEET

	2011 £m	2010 £m	2009 £m
Assets
Cash and balances at central banks	25,980	26,502	4,163
Trading assets	21,891	35,461	33,290
Derivative financial instruments	30,780	24,377	22,827
Financial assets designated at fair value	5,005	6,777	12,358
Loans and advances to banks	4,487	3,852	9,151
Loans and advances to customers	201,069	195,132	186,804
Available for sale securities	46	175	797
Loans and receivables securities	1,771	3,610	9,898
Macro hedge of interest rate risk	1,221	1,091	1,127
Property, plant and equipment	1,596	1,705	1,250
Retirement benefit assets	241	—	—
Tax, intangibles and other assets	3,487	4,178	3,626

Total assets	297,574	302,860	285,291

Liabilities
Deposits by banks	11,626	7,784	5,811
Deposits by customers	148,342	152,643	143,893
Derivative financial instruments	29,180	22,405	18,963
Trading liabilities	25,745	42,827	46,152
Financial liabilities designated at fair value	6,837	3,687	4,423
Debt securities in issue	52,651	51,783	47,758
Subordinated liabilities	6,499	6,372	6,949
Retirement benefit obligations	216	173	1,070
Tax, other liabilities and provisions	3,812	2,912	3,050

Total liabilities	284,908	290,586	278,069

Equity
Total shareholders’ equity	12,666	12,274	6,506
Non-controlling interests	—	—	716

Total equity	12,666	12,274	7,222

Total liabilities and equity	297,574	302,860	285,291

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

31 December 2011 compared to 31 December 2010

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased slightly by 2% to £25,980m (2010: £26,502m).

Trading assets

Trading assets decreased by 38% to £21,891m (2010: £35,461m). The decrease principally reflected changes in holdings of UK and Organisation of Economic Co-operation and Development (‘OECD’) government securities as part of the Group’s liquidity management activity, including the maturity of approximately half of the Group’s holdings of Government guaranteed fixed and floating rate notes.

Derivative assets

Derivative assets increased by 26% to £30,780m (2010: £24,377m). The increase was driven by an increase in the fair values of interest rate derivatives as a result of downward moves in yield curves. There was a corresponding increase in derivative liabilities.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 26% to £5,005m (2010: £6,777m). The decrease was primarily attributable to the maturity of loans to UK Social Housing associations, as new loans are no longer designated at fair value, in accordance with Group policy.

Loans and advances to banks

Loans and advances to banks increased by 16% to £4,487m (2010: £3,852m). The increase was due to higher reverse repurchase agreement activity with Banco Santander S.A. as disclosed in Note 17 to the Consolidated Financial Statements.

Loans and advances to customers

Loans and advances to customers increased by 3% to £201,069m (2010: £195,132m), principally due to growth in corporate lending, particularly SMEs, as a result of a strong performance via the 28 Corporate Business Centres and modest growth in mortgage lending.

Santander UK plc 2011 Annual Report	33

Business and Financial Review

Balance Sheet Business Review continued

Available for sale securities

Available for sale securities decreased by 74% to £46m (2010: £175m). The decrease reflected the sale of available-for-sale debt securities as part of the restructuring of the Company’s contributions to the defined benefit pension schemes.

Loans and receivable securities

Loans and receivable securities decreased by 51% to £1,771m (2010: £3,610m). The decrease principally reflected the continuing run-down of the Treasury asset portfolio.

Macro hedge of interest rate risk

The macro (or portfolio) hedge increased by 12% to £1,221m (2010: £1,091m). The increase was mainly due to decreases in LIBOR interest rates.

Property, plant and equipment

Property, plant and equipment decreased by 6% to £1,596m (2010: £1,705m). The decrease was principally due to the depreciation charge for the year.

Retirement benefit assets

Retirement benefit assets increased to £241m (2010:£nil). For the Group’s defined benefit pension schemes which had surpluses, the key drivers of the increase were Company contributions during the year together with some improvements in asset values, partly offset by a reduction in the net discount rate which generated an actuarial loss on liabilities.

Tax, intangibles and other assets

Tax, intangibles and other assets decreased by 17% to £3,487m (2010: £4,178m). The decrease was primarily driven by depreciation and amortisation of intangible and tangible assets combined with a decrease in tax assets.

Liabilities

Deposits by banks

Deposits by banks increased by 49% to £11,626m (2010: £7,784m). The increase was driven by the increase in medium term repurchase agreements as part of the Group’s funding strategy.

Deposits by customers

Deposits by customers decreased by 3% to £148,342m (2010: £152,643m). The decrease reflected the slower acquisition of deposits in what was a smaller market and where increased competition led to negative pricing and margins. A managed outflow of more rate-sensitive and shorter-term deposits was more than offset by the additional issuance of medium-term funding described below.

Derivatives

Derivative liabilities increased by 30% to £29,180m (2010: £22,405m). The increase was driven by an increase in the fair values of interest rate derivatives as a result of downward moves in yield curves.

Trading liabilities

Trading liabilities decreased by 40% to £25,745m (2010: £42,827m). The decrease reflected lower repo activity and the funding of lower holdings of UK and OECD government securities as part of the Group’s liquidity management activity.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased by 85% to £6,837m (2010: £3,687m). The increase reflected new issuances in the US$20bn Euro Medium Term Note Programme and the euro 10bn Structured Notes Programme.

Debt securities in issue

Debt securities in issue increased by 2% to £52,651m (2010: £51,783m). The increase reflected the Group’s strategy of increasing the level of medium-term funding through the issuance of debt under the Fosse securitisation and Covered Bond programmes. These increases were partially offset by significant decreases in short-term funding in the US$20bn Commercial Paper Programme and in Certificates of Deposit in issue. In addition, there were further maturities of debt outstanding under the US$40bn EMTN programme.

Subordinated liabilities

Subordinated liabilities increased by 2% to £6,499m (2010: £6,372m). The increase was primarily driven by increases of fair value hedge adjustments on the subordinated debt in issue as a result of downward moves in yield curves partially offset by the scheduled redemption of the euro 500m 4.625% Subordinated Notes.

34	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

Retirement benefit obligations

Retirement benefit obligations increased by 25% to £216m (2010: £173m). For the Group’s defined benefit pension schemes which had deficits, the key driver of the increase was a reduction in the net discount rate which generated an actuarial loss on liabilities, partly offset by Company contributions during the year and some improvements in asset values.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 31% to £3,812m (2010: £2,912m). The increase principally reflected the additional provision in the year for customer remediation, including payment protection insurance, as described in Note 36 to the Consolidated Financial Statements.

Equity

Total shareholders equity increased by 3% to £12,666m (2010: £12,274m). The increase was principally attributable to the retained profit for the year of £903m, partly offset by dividends declared of £482m.

31 December 2010 compared to 31 December 2009

Assets

Cash and balances at central banks

Cash and balances held at central banks increased by 537% to £26,502m (2009: £4,163m). Higher balances were maintained with the Bank of England and the US Federal Reserve as part of the increase in the Group’s stock of liquid assets.

Trading assets

Trading assets increased by 7% to £35,461m (2009: £33,290m). The increase reflected higher holdings of debt securities and even greater repurchase agreement (‘reverse repo’) activity relating to OECD government securities as part of the Group’s liquidity management activities. Other reverse repo activity reduced in view of the focus on government security repo activity.

Derivative assets

Derivative assets increased by 7% to £24,377m (2009: £22,827m). The increase was driven by an increase in interest rate derivatives as a result of downward shifts in yield curves.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 45% to £6,777m (2009: £12,358m). The decrease principally reflected the maturity of £2,220m of bank certificates of deposit and the sale of euro 3,265m of Santander UK’s holdings of AAA-rated prime mortgage-backed securities.

Loans and advances to banks

Loans and advances to banks decreased by 58% to £3,852m (2009: £9,151m) due to the repayment of substantially all of Santander UK’s loans to other members of the Santander group.

Loans and advances to customers

Loans and advances to customers increased by 4% to £195,132m (2009: £186,804m), reflecting net mortgage lending of £5.6bn, growth in corporate lending of £1.3bn and the impact of the acquisition of the Perimeter companies with aggregate customer balances of £5.7bn. In addition, loans to non-bank Santander group companies decreased by 99% to £57m (2009: £4,457m). This was due to the acquisition of the Perimeter companies which resulted in the loans funding these companies in 2009 being eliminated on consolidation.

Available for sale securities

Available for sale securities decreased by 78% to £175m (2009: £797m). The decrease was due to the sale of the available-for-sale securities as part of the injection of funds directly into the defined benefit pension scheme in 2010.

Loans and receivable securities

Loans and receivable securities decreased by 64% to £3,610m (2009: £9,898m). The decrease principally reflected the run-down of the Treasury asset portfolio as part of the ongoing de-leveraging process.

Macro hedge of interest rate risk

The macro (or portfolio) hedge decreased by 3% to £1,091m (2009: £1,127m) mainly due to increases in interest rates.

Santander UK plc 2011 Annual Report	35

Business and Financial Review

Balance Sheet Business Review continued

Property, plant and equipment

Property, plant and equipment increased by 36% to £1,705m (2009: £1,250m). The increase principally reflected the Group’s acquisition of freehold and leasehold properties for a consideration of £526m in the year. The properties consisted of retail branches that the Group had previously leased. See Note 26 to the Consolidated Financial Statements. The remaining capital expenditure during the year was principally incurred by Retail Banking (mostly consisting of computer infrastructure, computer software and furniture and fittings for branches) and by Corporate Banking (consisting of operating lease assets). These increases were partly offset by the depreciation charge for the year.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 15% to £4,178m (2009: £3,626m). The increase was principally driven by higher goodwill as a result of the acquisition of the Perimeter companies. This was partly offset by a reduction in tax assets associated with the retirement benefit obligation liability.

Liabilities

Deposits by banks

Deposits by banks increased by 34% to £7,784m (2009: £5,811m). The increase was driven by the issuance of new medium term repurchase agreements as part of the Group’s medium to long term funding.

Deposits by customers

Deposits by customers increased by 6% to £152,643m (2009: £143,893m) due to inflows across core savings, banking, private banking and corporate customers.

Derivatives

Derivative liabilities increased by 18% to £22,405m (2009: £18,963m). The increase was driven by an increase in interest rate derivatives as a result of downward shifts in yield curves.

Trading liabilities

Trading liabilities decreased by 7% to £42,827m (2009: £46,152m). The decrease reflected lower non government security repo activity.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased by 17% to £3,687m (2009: £4,423m). The decrease reflected repayments in the US$20bn euro Medium Term Note (‘EMTN’) programme partly offset by currency movements.

Debt securities in issue

Debt securities in issue increased by 8% to £51,783m (2009: £47,758m). The increase reflected the Group’s strategy of increasing the level of medium-term funding through the issuance of debt in the Fosse securitisation and Covered Bond programmes. These increases were partially offset by the maturity of debt within the former Alliance & Leicester US$40bn EMTN programme as a decision was taken in 2009 that no further issuances would be made under this programme.

Subordinated liabilities

Subordinated liabilities decreased by 8% to £6,372m (2009: £6,949m). The decrease reflected the scheduled redemption of subordinated notes.

Retirement benefit obligations

Retirement benefit obligations decreased by 84% to £173m (2009: £1,070m). The principal reason for the reduction was the payment of contributions to the defined benefit pension schemes of £955m by the Group and fellow Santander subsidiaries, with significant improvements in market values since June 2010.

Tax, other liabilities and provisions

Tax, other liabilities and provisions decreased by 5% to £2,912m (2009: £3,050m). The decrease reflected a reduction in trade and other payables, partly offset by an increase in current tax liabilities.

Equity

Total shareholders equity, including non-controlling interests, increased by 70% to £12,274m (2009: £7,222m), primarily as a result of the injection of equity of £4,456m by the Santander group, as well as the inclusion of profits after tax of £1,583m. This was partly offset by dividends declared of £832m.

36	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

The classifications of assets and liabilities in the Group’s consolidated balance sheet, including the note reference, and in the balance sheet business review may be reconciled as follows:

31 December 2011		Balance sheet business review section
Balance sheet line item and note	Note	Loans and advances to banks £m	Loans and advances to customers £m	Securities £m	Derivatives £m	Tangible fixed assets £m	Retirement benefit assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	12	—	—	—	—	—	—	25,980	25,980
Trading assets	14	6,144	6,687	9,060	—	—	—	—	21,891
Derivative financial instruments	15	—	—	—	30,780	—	—	—	30,780
Financial assets designated at fair value	16	—	4,376	629	—	—	—	—	5,005
Loans and advances to banks	17	4,487	—	—	—	—	—	—	4,487
Loans and advances to customers	18	—	201,069	—	—	—	—	—	201,069
Available for sale securities	22	—	—	46	—	—	—	—	46
Loans and receivables securities	23	957	814	—	—	—	—	—	1,771
Macro hedge of interest rate risk		—	—	—	—	—	—	1,221	1,221
Property, plant and equipment	26	—	—	—	—	1,596	—	—	1,596
Retirement benefit assets	37	—	—	—	—	—	241	—	241
Tax, intangibles and other assets		—	—	—	—	—	—	3,487	3,487

Total assets		11,588	212,946	9,735	30,780	1,596	241	30,688	297,574

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	29		11,626	—	—	—	—	—	11,626
Deposits by customers	30		—	148,342	—	—	—	—	148,342
Derivative financial instruments	15		—	—	—	29,180	—	—	29,180
Trading liabilities	31		14,508	10,482	755	—	—	—	25,745
Financial liabilities designated at fair value	32		—	—	6,837	—	—	—	6,837
Debt securities in issue	33		—	—	52,651	—	—	—	52,651
Subordinated liabilities	34		—	—	6,499	—	—	—	6,499
Retirement benefit obligations	37		—	—	—	—	216	—	216
Tax, other liabilities and provisions			—	—	—	—	—	3,812	3,812

Total liabilities			26,134	158,824	66,742	29,180	216	3,812	284,908

31 December 2010		Balance sheet business review section
Balance sheet line item and note	Note	Loans and advances to banks £m	Loans and advances to customers £m	Securities £m	Derivatives £m	Tangible fixed assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	12	—	—	—	—	—	26,502	26,502
Trading assets	14	8,281	8,659	18,521	—	—	—	35,461
Derivative financial instruments	15	—	—	—	24,377	—	—	24,377
Financial assets designated at fair value	16	11	5,468	1,298	—	—	—	6,777
Loans and advances to banks	17	3,852	—	—	—	—	—	3,852
Loans and advances to customers	18	—	195,132	—	—	—	—	195,132
Available for sale securities	22	—	—	175	—	—	—	175
Loans and receivables securities	23	1,535	2,075	—	—	—	—	3,610
Macro hedge of interest rate risk		—	—	—	—	—	1,091	1,091
Property, plant and equipment	26	—	—	—	—	1,705	—	1,705
Tax, intangibles and other assets		—	—	—	—	—	4,178	4,178

Total assets		13,679	211,334	19,994	24,377	1,705	31,771	302,860

		Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	29	7,784	—	—	—	—	—	7,784
Deposits by customers	30	—	152,643	—	—	—	—	152,643
Derivative financial instruments	15	—	—	—	22,405	—	—	22,405
Trading liabilities	31	25,738	15,971	1,118	—	—	—	42,827
Financial liabilities designated at fair value	32	—	5	3,682	—	—	—	3,687
Debt securities in issue	33	—	—	51,783	—	—	—	51,783
Subordinated liabilities	34	—	—	6,372	—	—	—	6,372
Retirement benefit obligations	37	—	—	—	—	173	—	173
Tax, other liabilities and provisions		—	—	—	—	—	2,912	2,912

Total liabilities		33,522	168,619	62,955	22,405	173	2,912	290,586

Santander UK plc 2011 Annual Report	37

Business and Financial Review

Balance Sheet Business Review continued

SECURITIES

The Group’s holdings of securities only represent a small proportion of its total assets. The Group holds securities principally in its trading portfolio. These securities primarily consist of Government and Government-guaranteed securities held for liquidity purposes.

Securities analysis by type of issuer

The following table sets out the book and market values of securities at 31 December 2011, 2010 and 2009. For further information, see the Notes to the Consolidated Financial Statements.

	2011 £m	2010 £m	2009 £m
Trading portfolio
Debt securities:
UK Government	1,078	3,120	968
US Treasury and other US Government agencies and corporations	65	130	628
Other OECD governments	1,800	3,380	1,273
Bank and building society:
- Certificates of deposit - Government guaranteed	—	—	205
- Certificates of deposit - Other	—	290	1,730
Other issuers:
- Fixed and floating rate notes – Government guaranteed	5,666	10,586	8,090
- Fixed and floating rate notes	102	315	3,038
Ordinary shares and similar securities	349	700	1,478

	9,060	18,521	17,410

Available for sale securities
Debt securities:
UK Government	—	125	405
Other issuers - Other	—	—	342
Ordinary shares and similar securities	46	50	50

	46	175	797

Financial assets designated at fair value through profit and loss
Debt securities:
Bank and building society certificates of deposit	—	—	2,220
Other issuers:
- Mortgage-backed securities	328	859	574
- Other asset-backed securities	51	187	2,872
- Other securities	250	252	313

	629	1,298	5,979

Total	9,735	19,994	24,186

UK Government securities

The holdings of UK Government securities represent Treasury Bills and UK Government guaranteed issues by other UK banks. These securities are held for trading and liquidity purposes. For further information, see “Country Risk Exposure”.

US Treasury and other US Government agencies and corporations

The holdings of US Treasury and other US Government agencies’ and corporations’ securities represent US Treasury Bills, including cash management bills. These securities are held for trading and liquidity purposes. For further information, see “Country Risk Exposure”.

Other OECD governments

This category comprises issues by OECD governments other than the US and UK Governments, principally Switzerland. These securities are held for trading and liquidity purposes. For further information, see “Country Risk Exposure”.

Bank and building society certificates of deposit and bonds

Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities. These are managed within the overall position for the relevant book. These securities are held for trading and liquidity purposes.

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. Government-guaranteed fixed and floating rate notes almost all relate to the UK Government. These securities are held for trading and yield purposes. For further information on Government-guaranteed fixed and floating rate notes, see “Country Risk Exposure”.

38	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

Mortgage-backed securities

This category principally comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. These securities are held as part of the Asset and Liability Management portfolio. See Note 16 to the Consolidated Financial Statements.

Other asset-backed securities

This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, loans to car dealers, lease and credit card debtors and student loans, as well as a small balance of collateralised synthetic obligations. Some credit card debtors incorporate cap features. These securities are held as part of the Asset and Liability Management portfolio. See Note 16 to the Consolidated Financial Statements.

Other securities

This category comprises a number of structured transactions which are hedged, as appropriate, either on an individual basis or as part of the overall management of the portfolios. See Note 16 to the Consolidated Financial Statements.

Contractual maturities of securities

At 31 December 2011, the Group held no available-for-sale debt securities. Contractual maturities of investments held for trading or classified as fair value through profit or loss are not presented because these securities are held principally for the purpose of selling in the near term or are managed on a fair value basis; in both cases contractual maturity is not reviewed by management.

Significant exposures

The following table sets forth the book value (which equals market value) of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of the Group’s shareholders’ funds at 31 December 2011 as set out in the Consolidated Balance Sheet on page 161. The table also sets forth the classification of the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale £m	Total £m
UK Government and UK Government guaranteed	6,285	—	6,285

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

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
UK	10,727	13,561	21,606	28,859	12,066
Non-UK	861	118	87	3,031	222

	11,588	13,679	21,693	31,890	12,288

Further geographical analysis of loans and advances to banks based on the country of domicile of the borrower rather than the office of lending is contained in “Country Risk Exposure” below, including details of balances with other Santander companies.

Santander UK plc 2011 Annual Report	39

Business and Financial Review

Balance Sheet Business Review continued

Loans and advances to banks maturity analysis

The following table sets forth loans and advances to banks by maturity at 31 December 2011.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	7,421	2,120	75	76	531	504	10,727
Non-UK	9	91	59	242	42	418	861

Total	7,430	2,211	134	318	573	922	11,588

Of which:
– Fixed interest rate	1,100	2,106	—	2	117	188	3,513
– Variable interest rate	5,074	101	134	316	456	734	6,815
– Non interest-bearing	1,256	4	—	—	—	—	1,260

Total	7,430	2,211	134	318	573	922	11,588

LOANS AND ADVANCES TO CUSTOMERS

The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the Markets, Short Term Markets business.

Loans and advances to customers geographical analysis

The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. Further geographical analysis of loans and advances to customers based on the country of domicile of the borrower rather than the office of lending is contained in “Country Risk Exposure” below, including details of balances with other Santander companies.

The balances below are stated before the deduction for impairment loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
UK
Advances secured on residential property	166,841	166,065	160,457	159,168	110,857
Corporate loans	26,278	21,796	18,886	13,181	1,247
Finance leases	2,944	2,653	1,602	1,792	—
Other secured advances	3,710	3,941	4,079	4,206	2,960
Other unsecured advances	7,545	7,734	5,249	6,745	3,263
Purchase and resale agreements	6,150	8,641	8,827	1,310	3,711
Loans and receivables securities	814	2,075	4,147	5,663	—
Amounts due from fellow group subsidiaries	32	57	4,457	2,652	55

Total UK	214,314	212,962	207,704	194,717	122,093

Non-UK
Advances secured on residential property	6	8	9	12	13
Corporate loans	—	—	2	103	—
Other secured advances	1	1	2	3	2
Other unsecured advances	—	—	1	2	2
Purchase and resale agreements	188	18	—	—	13,544

Total non-UK	195	27	14	120	13,561

Total	214,509	212,989	207,718	194,837	135,654
Less: impairment loss allowances	(1,563)	(1,655)	(1,299)	(1,001)	(551)

Total, net of impairment loss allowances	212,946	211,334	206,419	193,836	135,103

Detailed analysis of the loans and receivables securities included in the table above is set out in Note 23 to the Consolidated Financial Statements. Further analysis of the impairment loss allowance is set out on page 84 of the Risk Management Report.

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate loans, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK accounts for more than 5% of total loans and advances.

40	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

Loans and advances to customers maturity analysis

The following table sets forth loans and advances to customers by maturity at 31 December 2011. Overdrafts are included in the “on-demand” category. Advances secured by residential properties are included at their contractual maturity; however, such advances may be repaid early.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Advances secured on residential property	28	904	2,517	15,229	19,612	128,551	166,841
Corporate loans	3	3,350	1,318	12,035	2,280	7,292	26,278
Finance leases	—	380	762	1,435	150	217	2,944
Other secured advances	532	83	254	443	642	1,756	3,710
Other unsecured advances	606	900	1,775	3,547	461	256	7,545
Purchase and resale agreements	—	6,150	—	—	—	—	6,150
Loans and receivables securities	3	95	2	47	62	605	814
Amounts due from fellow group subsidiaries	—	32	—	—	—	—	32

Total UK	1,172	11,894	6,628	32,736	23,207	138,677	214,314

Non-UK
Advances secured on residential property	—	—	—	—	2	4	6
Other secured advances	—	—	—	1	—	—	1
Purchase and resale agreements	—	188	—	—	—	—	188

Total non-UK	—	188	—	1	2	4	195

Total	1,172	12,082	6,628	32,737	23,209	138,681	214,509

Of which:
– Fixed interest rate	3	7,739	3,144	11,157	9,679	52,657	84,379
– Variable interest rate	1,169	4,343	3,484	21,580	13,530	86,024	130,130

Total	1,172	12,082	6,628	32,737	23,209	138,681	214,509

The Group’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.

Impairment loss allowances on loans and advances to customers

Details of the Group’s impairment loss allowances policy are set out in Note 1 to the Consolidated Financial Statements. An analysis of end-of-year impairment loss allowances on loans and advances to customers, movements in impairment loss allowances, and Group non-performing loans and advances are set out in the “Loans and Advances” section of the Risk Management Report on page 84 and Note 18 to the Consolidated Financial Statements.

Santander UK plc 2011 Annual Report	41

Business and Financial Review

Balance Sheet Business Review continued

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

•	Impaired loans;

•	Unimpaired loans contractually past due 90 days or more as to interest or principal;

•	Forbearance;

•	Troubled debt restructurings;

•	Potential problem loans and advances; and

•	Cross border outstandings.

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired and impaired. This disclosure may be found in Loans and advances section on page 79 in the “Credit Risk” section of the Risk Management Report.

In accordance with IFRS, the Group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £51m (2010: £60m, 2009: £46m).

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

Details of the Group’s non-performing loans and advances, including separate disclosure about unimpaired loans contractually past due 90 days or more as to interest or principal, are set out on page 85 in the “Group Non-performing loans and advances” table in the “Credit Risk” section of the Risk Management Report.

Forbearance

To support customers that encounter difficulties, the Group operates forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Further information can be found on page 85 and in the “Credit Risk - Retail Banking” and “Credit Risk - Corporate Banking” sections of the Risk Management Report.

Troubled debt restructurings

The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings (‘TDR’s). Under IFRS, disclosure is required of loans that would otherwise have been classified as past due or impaired whose terms have been renegotiated. This disclosure may be found on page 86 in the “Credit Risk” section of the Risk Management Report.

Potential problem loans and advances

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those discussed above, and as discussed in disclosures by division given in the “Credit Risk” section of the Risk Management Report.

Cross border outstandings

Cross border outstandings, as defined by bank regulatory rules, are amounts payable to Santander UK by residents of foreign countries, regardless of the currency in which the claim is denominated, and local country claims in excess of local country obligations. Cross border outstandings consist mainly of loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets.

In addition to credit risk, cross border outstandings have the risk that, as a result of political or economic conditions in a country, borrowers may be unable to meet their contractual payment obligations of principal and or interest when due because of the unavailability of, or restrictions on, foreign exchange needed by borrowers to repay their obligations. These cross border outstandings are controlled through a well-developed system of country limits, which are reviewed to avoid concentrations of transfer, economic or political risks.

42	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2011, 2010 and 2009, the Group had cross border outstandings exceeding 1% of total assets as follows:

31 December 2011	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	7.1	11.0	1.4	19.5
Spain	—	5.5	0.1	5.6
Switzerland	1.2	2.7	0.5	4.4
Germany	0.1	3.2	0.2	3.5

31 December 2010	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	5.2	7.8	1.6	14.6
Switzerland	3.2	1.9	—	5.1
Spain	0.2	3.2	0.6	4.0

31 December 2009	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Spain	0.3	9.3	1.5	11.1
US	0.9	6.4	1.7	9.0
Portugal	0.1	1.5	2.0	3.6
Germany	0.4	2.8	0.1	3.3

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2011, 2010 and 2009, the Group had cross border outstandings between 0.75% and 1% of total assets as follows:

31 December 2011	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
France	0.1	2.4	0.3	2.8

31 December 2010	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Germany	0.1	2.3	0.2	2.6
France	0.2	1.8	0.3	2.3

31 December 2009

None.

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2011, 2010 and 2009, the Group had cross border outstandings between 0.5% and 0.75% of total assets as follows:

31 December 2011

None.

31 December 2010

None.

31 December 2009	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
France	0.2	1.2	0.3	1.7
Ireland	—	1.1	0.5	1.6

Santander UK plc 2011 Annual Report	43

Business and Financial Review

Balance Sheet Business Review continued

COUNTRY RISK EXPOSURE (audited)

The Group manages its country risk exposure under its global limits framework. Within this framework, the Group sets its individual risk appetite for each country, taking into account any factors that may influence the risk profile of each country, including political events, the macro-economic situation and the nature of the risk incurred. Exposures are actively managed if it is considered appropriate. Accordingly, and over the past two years, the Group has intensified its monitoring of exposures to sovereigns and counterparties in eurozone countries, and has proceeded to selectively divest assets directly or indirectly affected by events in those countries. As a result, the Group has insignificant exposure to Greece (2011: £3m, 2010: £39m). Spanish exposure is subject to ongoing monitoring, with reductions in non-parent related risk. Parent-related risk is considered separately.

The country risk exposure table below shows the total credit risk exposures to central and local governments, government guaranteed, banks, other financial institutions, retail customers and corporate customers at 31 December 2011 and 2010. Credit risk exposures consist of the total of balance sheet values and undrawn facilities and letters of credit, and are stated gross of any related collateral, provisions, netting, guarantees, insurance or other mitigating arrangements.

The country of exposure has been assigned based on the counterparty’s country of incorporation except where the Group is aware that a guarantee is in place, in which case the country of incorporation of the guarantor has been used. Credit risk exposures are presented by type of counterparty other than where the specific exposures have been guaranteed by a sovereign counterparty in which case they are presented within the “Government guaranteed” category.

Separate disclosure is presented individually for each country where the exposure exceeds £50m, and aggregated for exposures of less than £50m. The domicile of an exposure is based on the country location of the ultimate risk, wherever possible. Given the ongoing interest in eurozone economies, disclosures relating to those economies are presented first and highlighted separately.

The tables exclude credit risk exposures to other Santander group companies, which are presented separately.

31 December 2011	Central and local governments(2) £bn	Government guaranteed £bn	Banks (3) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
Eurozone countries:
Germany	—	0.1	3.2	—	—	0.2	3.5
France	—	0.1	1.4	1.0	—	0.3	2.8
Luxembourg	—	—	—	0.4	—	0.6	1.0
The Netherlands	—	—	0.2	0.1	—	0.6	0.9
Spain	—	—	0.3	—	0.1	—	0.4
Ireland	—	—	0.1	—	—	0.2	0.3
Italy	—	—	0.2	—	—	—	0.2
Belgium	—	—	0.1	—	—	—	0.1
Portugal	—	—	—	—	—	0.1	0.1
All other eurozone, each < £50m(4)	—	—	—	—	—	—	—

	—	0.2	5.5	1.5	0.1	2.0	9.3

All other countries:
UK	19.0	5.2	15.6	5.6	196.6	40.2	282.2
US	7.1	—	9.9	1.1	0.1	1.3	19.5
Switzerland	1.2	—	2.3	0.4	—	0.5	4.4
Japan	0.6	—	—	0.4	—	—	1.0
Australia	—	0.1	0.1	—	0.1	0.4	0.7
Denmark	—	0.3	0.3	—	—	0.1	0.7
Canada	—	—	0.5	—	—	—	0.5
Isle of Man	—	—	—	—	0.2	—	0.2
Lichtenstein	—	—	—	—	—	0.2	0.2
Cayman Islands	—	—	—	—	—	0.1	0.1
China	—	—	—	—	—	0.1	0.1
Jersey	—	—	—	—	—	0.1	0.1
Liberia	—	—	—	—	—	0.1	0.1
Norway	—	—	0.1	—	—	—	0.1
All others, each < £50m	—	—	0.1	—	0.2	0.1	0.4

	27.9	5.6	28.9	7.5	197.2	43.2	310.3

(1)

Credit exposures exclude the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes the exposure on margin given with respect to the Bank of England’s Special Liquidity Scheme. Includes balances with central banks.
(3)	Excludes balances with central banks.
(4)	Includes Greece of £3m.

44	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

31 December 2010	Central and local governments(2) £bn	Government guaranteed £bn	Banks (3) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
Eurozone countries:
Germany	—	0.1	2.3	—	—	0.2	2.6
France	—	0.2	1.8	—	—	0.3	2.3
Spain	0.2	—	0.5	—	0.1	0.4	1.2
The Netherlands	—	—	0.2	—	—	0.8	1.0
Luxembourg	—	—	0.2	—	—	0.6	0.8
Ireland	—	—	0.1	—	—	0.2	0.3
Belgium	—	—	0.1	—	—	0.1	0.2
Italy	—	—	0.2	—	—	—	0.2
Austria	—	—	0.1	—	—	—	0.1
Finland	—	—	0.1	—	—	—	0.1
Portugal	—	—	—	—	—	0.1	0.1
All other eurozone, each < £50m(4)	—	—	—	—	—	—	—

	0.2	0.3	5.6	—	0.1	2.7	8.9

All other countries:
UK	23.7	9.8	18.8	10.0	192.9	32.1	287.3
US	5.2	—	7.8	—	0.1	1.5	14.6
Switzerland	3.2	—	1.9	—	—	—	5.1
Jersey	—	—	—	—	—	1.1	1.1
Australia	—	0.1	0.1	—	0.1	0.5	0.8
Denmark	—	0.4	0.1	—	—	0.1	0.6
Canada	—	—	0.5	—	—	0.1	0.6
Isle of Man	—	—	—	—	0.2	0.3	0.5
British Virgin Islands	—	—	—	—	—	0.3	0.3
Cayman Islands	—	—	—	—	—	0.3	0.3
Guernsey	—	—	—	—	—	0.3	0.3
Japan	—	—	0.2	—	—	—	0.2
Bermuda	—	—	—	—	—	0.1	0.1
Norway	—	—	0.1	—	—	—	0.1
Singapore	—	—	—	—	—	0.1	0.1

	32.1	10.3	29.5	10.0	193.3	36.8	312.0

(1)

Credit exposures exclude the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes the exposure on margin given with respect to the Bank of England’s Special Liquidity Scheme. Includes balances with central banks.
(3)	Excludes balances with central banks.
(4)	Includes Greece of £39m.

The assets held at amortised cost are principally classified as loans to banks, loans to customers and loan and receivable securities. The Group has no held-to-maturity securities. The assets held at fair value are classified as either trading assets or have been designated as held at fair value through profit or loss. The Group’s holdings of available-for-sale securities are not significant. The Group has made no reclassifications to/from the assets which are held at fair value from/to any other category.

31 December 2011 compared to 31 December 2010

Key changes in sovereign and other country risk exposures during the year ended 31 December 2011 were as follow:

•

A decrease of £5.1bn in exposure to the UK to £282.2bn. This was primarily due to a reduction in the fair value of derivative assets as a result of upward moves in yield curves, combined with slightly lower reverse repurchase agreement activity.

•

An increase of £4.9bn in exposure to the US to £19.5bn. This was primarily due to the growth in Central and Local Government balances reflecting the increase in the Group’s holdings of liquid assets maintained with the US Federal Reserve as part of the Group’s liquidity management activity.

•

A decrease of £0.7bn in exposure to Switzerland to £4.4bn. This was primarily due to lower holdings of Government securities which were replaced with increased holdings at central banks as part of the Group’s liquidity management activity.

•	Movements in remaining country risk exposures were minimal and exposures to these countries remained at low levels.

Presented below separately for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

Santander UK plc 2011 Annual Report	45

Business and Financial Review

Balance Sheet Business Review continued

Sovereign Debt (audited)

31 December 2011	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments(1) £bn	Government guaranteed £bn	Total at amortised cost £bn	Central and local governments(1) £bn	Government guaranteed £bn	Total at fair value £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total £bn
Eurozone countries:
France	—	—	—	—	0.1	0.1	0.1	—	0.1
Germany	—	—	—	—	0.1	0.1	0.1	—	0.1

	—	—	—	—	0.2	0.2	0.2	—	0.2

All other countries:
UK	18.0	—	18.0	1.0	5.2	6.2	24.2	—	24.2
US	7.0	—	7.0	0.1	—	0.1	7.1	—	7.1
Switzerland	—	—	—	1.2	—	1.2	1.2	—	1.2
Japan	—	—	—	0.6	—	0.6	0.6	—	0.6
Denmark	—	—	—	—	0.3	0.3	0.3	—	0.3
Australia	—	—	—	—	0.1	0.1	0.1	—	0.1

	25.0	—	25.0	2.9	5.6	8.5	33.5	—	33.5

(1)	Excludes the exposure on margin given with respect to the Bank of England’s Special Liquidity Scheme.

The Group has not recognised any impairment losses against sovereign debt which is held at amortised cost, as this sovereign debt was all issued by the UK or US Governments. The Group has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

Other country risk exposures (audited)

31 December 2011	Assets held at Amortised Cost					Assets held at Fair Value
	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn		Total £bn
Eurozone countries:
Germany	0.1	—	—	0.1	0.2	3.1	—	—	0.1	3.2	3.4	—		3.4
France	—	—	—	0.1	0.1	1.4	1.0	—	—	2.4	2.5	0.2		2.7
Luxembourg	—	0.4	—	0.6	1.0	—	—	—	—	—	1.0	—		1.0
The Netherlands	0.1	0.1	—	0.1	0.3	0.1	—	—	—	0.1	0.4	0.5		0.9
Spain	0.3	—	0.1	—	0.4	—	—	—	—	—	0.4	—		0.4
Ireland	—	—	—	0.1	0.1	0.1	—	—	—	0.1	0.2	0.1		0.3
Italy	0.1	—	—	—	0.1	0.1	—	—	—	0.1	0.2	—		0.2
Belgium	—	—	—	—	—	0.1	—	—	—	0.1	0.1	—		0.1
Portugal	—	—	—	0.1	0.1	—	—	—	—	—	0.1	—		0.1
Other < £50m	—	—	—	—	—	—	—	—	—	—	—	—		—

	0.6	0.5	0.1	1.1	2.3	4.9	1.0	—	0.1	6.0	8.3	0.8		9.1

All other countries:
UK	2.3	—	174.7	24.1	201.1	13.3	5.6	—	5.9	24.8	225.9	32.1		258.0
US	—	—	0.1	1.3	1.4	9.9	1.1	—	—	11.0	12.4	—		12.4
Switzerland	—	—	—	0.3	0.3	2.3	0.4	—	—	2.7	3.0	0.2		3.2
Australia	—	—	0.1	0.3	0.4	0.1	—	—	—	0.1	0.5	0.1		0.6
Canada	—	—	—	—	—	0.5	—	—	—	0.5	0.5	—		0.5
Denmark	—	—	—	0.1	0.1	0.3	—	—	—	0.3	0.4	—		0.4
Japan	—	—	—	—	—	—	0.4	—	—	0.4	0.4	—		0.4
Isle of Man	—	—	0.2	—	0.2	—	—	—	—	—	0.2	—		0.2
Lichtenstein	—	—	—	0.2	0.2	—	—	—	—	—	0.2	—		0.2
Cayman Is.	—	—	—	0.1	0.1	—	—	—	—	—	0.1	—		0.1
China	—	—	—	0.1	0.1	—	—	—	—	—	0.1	—		0.1
Jersey	—	—	—	0.1	0.1	—	—	—	—	—	0.1	—		0.1
Liberia	—	—	—	0.1	0.1	—	—	—	—	—	0.1	—		0.1
Norway	—	—	—	—	—	0.1	—	—	—	0.1	0.1	—		0.1
Other < £50m	—	—	0.2	—	0.2	0.1	—	—	—	0.1	0.3	0.1		0.4

	2.3	—	175.3	26.7	204.3	26.6	7.5	—	5.9	40.0	244.3	32.5	(1)	276.8

(1)	Of which £21.9bn is for Retail Banking and the remainder is for Corporate Banking

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in the Group’s Retail Banking and Corporate Banking operations. Within Retail Banking, these represent credit card, mortgage and overdraft facilities. Within Corporate Banking, these represent standby loan facilities. A summary of the key terms and a maturity analysis of formal standby facilities, credit lines and other commitments are set out in Note 38 to the Consolidated Financial Statements.

Maturity analyses of loans and advances to banks and customers, which represent almost all of the Group’s assets held at amortised cost (excluding cash and balances at central banks) by country are set out on pages 40 and 41.

46	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

Balances with other Santander companies (audited)

In addition, the Group enters into transactions with other Santander group companies in the ordinary course of business. Such transactions are undertaken in areas of business where the Group has a particular advantage or expertise and where Santander group companies can offer commercial opportunities, substantially on the same terms as for comparable transactions with third party counterparties. These transactions also arise in support of the activities of or with larger multinational corporate clients and financial institutions which may have relationships with a number of entities in the Banco Santander group.

At 31 December 2011 and 2010, the Group had balances due from/(to) other Santander group companies as follows:

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	5.0	0.2	—	5.2
- Other < £50m	—	0.1	—	0.1

	5.0	0.3	—	5.3

Liabilities:
- Spain	(6.5)	(0.2)	—	(6.7)
- Belgium	—	(0.6)	—	(0.6)
- Ireland	—	(0.2)	—	(0.2)
- UK	—	(2.1)	—	(2.1)
- Other < £50m	—	(0.3)	—	(0.3)

	(6.5)	(3.4)	—	(9.9)

31 December 2010	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
Spain	2.6	0.2	—	2.8

Liabilities:
- Spain	(4.8)	(0.5)	(0.1)	(5.4)
- USA	(0.3)	—	—	(0.3)
- Ireland	—	(0.2)	—	(0.2)
- Portugal	(0.1)	—	—	(0.1)
- UK	—	(1.5)	(0.1)	(1.6)

	(5.2)	(2.2)	(0.2)	(7.6)

The above balances with other Santander group companies at 31 December 2011 principally consisted of:

•

Reverse repos of £2,071m (2010: £646m), all of which were collateralised by OECD Government (but not Spanish) securities. The reverse repos were classified as “Loans and Advances to banks” in the balance sheet. See Note 17 to the Consolidated Financial Statements. This was more than offset by repo liabilities of £3,082m (2010: £1,595m) with a wider range of collateral being given. See Note 29 ‘Deposits by banks’ to the Consolidated Financial Statements.

•

Derivative assets of £2,710m (2010: £1,960m) subject to International Swaps and Derivatives Association (‘ISDA’) Master Agreements including the Credit Support Annex. These balances were partially offset by derivative liabilities of £2,179m (2010: £1,526m) and cash collateral received, as described below. These derivatives are included in Note 15 to the Consolidated Financial Statements.

•

Cash collateral of £270m (2010: £12m) given in relation to derivatives futures contracts. The cash collateral was classified as “Trading assets” in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £671m which was classified as “Trading liabilities” in the balance sheet. See Notes 14 and 31 to the Consolidated Financial Statements.

•

Floating rate notes of £123m (2010: £181m), which were classified within “Trading assets” and “Loan and receivable securities” in the balance sheet. See Notes 14 and 23 to the Consolidated Financial Statements.

•	Asset-backed securities of £51m (2010: £69m), which were classified as “Financial assets designated at fair value” in the balance sheet. See Note 16 to the Consolidated Financial Statements.

•	Deposits by customers of £531m (2010: £586m), which were classified as “Deposits by Customers” in the balance sheet. See Note 30 to the Consolidated Financial Statements.

•

Debt securities in issue of £244m (2010: £167m), which were classified as “Debt Securities in Issue” in the balance sheet. See Note 33 to the Consolidated Financial Statements. These balances represent holdings of debt securities by the wider Santander group as a result of market purchases and for liability management purposes.

•

Other liabilities of £464m (2010: £393m), principally represented dividends payable which were classified as “Other Liabilities” in the balance sheet. See Note 35 to the Consolidated Financial Statements.

Santander UK plc 2011 Annual Report	47

Business and Financial Review

Balance Sheet Business Review continued

•

Subordinated liabilities of £2,697m (2010: £2,705m), which were classified as “Subordinated Liabilities” in the balance sheet. See Note 34 to the Consolidated Financial Statements. These balances represent holdings of debt securities by the wider Santander group as a result of market purchases and for liability management purposes.

The above activities are conducted in a manner that appropriately manages the credit risk arising against such other Santander group companies within limits acceptable to the UK Financial Services Authority. The tables below further analyse the balances with other Santander group companies at 31 December 2011 by type of financial instrument and country of the counterparty, including the additional mitigating impact of collateral arrangements (which are not included in the summary tables above, as they are accounted for off-balance sheet) and the resulting net credit exposures:

(i) Spain

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Repurchase agreements
- Asset balance-reverse repo	2.1	—	—	2.1
- Impact of collateral held (off balance sheet)	(2.1)	—	—	(2.1)

- Net repo asset	—	—	—	—

- Liability balance-repo	(2.5)	—	—	(2.5)
- Impact of collateral given (off balance sheet)	2.7	—	—	2.7

- Net repo	0.2	—	—	0.2

Net repurchase agreement position	0.2	—	—	0.2

Derivatives
- Derivative assets	2.7	—	—	2.7
- Derivative liabilities	(2.2)	—	—	(2.2)
Cash collateral in relation to derivatives
- Cash collateral held	0.3	—	—	0.3
- Cash collateral given	(0.6)	—	—	(0.6)

Net derivatives position	0.2	—	—	0.2

Floating rate notes	—	0.1	—	0.1
Asset-backed securities	—	0.1	—	0.1

Total assets, after the impact of collateral	0.4	0.2	—	0.6

Debt securities in issue	(0.1)	(0.1)	—	(0.2)
Other liabilities	(0.3)	(0.1)	—	(0.4)
Subordinated liabilities	(0.9)	—	—	(0.9)

Total liabilities	(1.3)	(0.2)	—	(1.5)

(ii) Belgium

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Repurchase agreements
- Liability balance-repo	—	(0.6)	—	(0.6)
- Impact of collateral given (off balance sheet)	—	0.8	—	0.8

Net repurchase agreement position	—	0.2	—	0.2

Total assets, after the impact of collateral	—	0.2	—	0.2

(iii) Ireland

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.2)	—	(0.2)

Total liabilities	—	(0.2)	—	(0.2)

(iv) UK

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.3)	—	(0.3)
Subordinated liabilities	—	(1.8)	—	(1.8)

Total liabilities	—	(2.1)	—	(2.1)

48	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

DERIVATIVE ASSETS AND LIABILITIES

	2011 £m	2010 £m	2009 £m
Assets
- held for trading	27,394	21,951	21,472
- held for fair value hedging	3,386	2,426	1,355

	30,780	24,377	22,827

Liabilities
- held for trading	27,787	20,390	16,775
- held for fair value hedging	1,393	2,015	2,188

	29,180	22,405	18,963

Derivatives are held for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, the Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

Corporate Banking deals with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Markets. Markets is responsible for implementing Group derivative hedging with the external market together with its own trading activities. Further details about market risk are set out in the Risk Management Report.

A summary of the Group’s derivative activities, the related risks associated with such activities and the types of hedging derivatives used in managing such risks, as well as notional amounts and assets and liabilities analysed by contract type are contained in Note 15 of the Consolidated Financial Statements.

TANGIBLE FIXED ASSETS

	2011 £m	2010 £m	2009 £m
Property, plant and equipment	1,596	1,705	1,250
Capital expenditure incurred during the year	205	759	343

Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 26 to the Consolidated Financial Statements. The Group had 1,570 property interests at 31 December 2011 (2010: 1,554). The total consisted of 401 freeholds (2010: 401) and 1,169 operating lease interests (2010: 1,153), occupying a total floor space of 558,501 square metres (2010: 565,254 square metres).

The number of property interests is more than the number of individual properties as the Group has more than one interest in some properties. The majority of the Group’s property interests are retail branches. Included in the above total are 31 properties (2010: 33 properties) that were not occupied by the Group at 31 December 2011. Of the Group’s individual properties, 1,241 are located in the UK (2010: 1,247), 5 in Europe (2010: 5) and 2 in the US (2010: 2). There are no material environmental issues associated with the use of the above properties.

The Group has 14 principal sites including its headquarters. They are used for its global business operations, including Manufacturing; Human Resources; Retail; Corporate Banking; Markets; Telephone Sales and Servicing; Complaints handling; Credit Card operations; Debt Management; Finance; Compliance; Marketing; and IT operations including Data Centres.

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

	2011 £m	2010 £m	2009 £m
Year-end balance(1)	26,134	33,522	46,680
Average balance(2)	33,628	37,626	34,597
Average interest rate(2)	0.79%	0.68%	1.64%

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £1,045m (2010: £1,274m, 2009: £652m).
(2)	Calculated using monthly data.

At 31 December 2011, deposits by foreign banks amounted to £7,912m (2010: £18,306m, 2009: £15,282m).

Santander UK plc 2011 Annual Report	49

Business and Financial Review

Balance Sheet Business Review continued

The following tables set forth the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2011 £m	2010 £m	2009 £m
UK	32,553	36,087	30,842
Non-UK	1,075	1,539	3,755

	33,628	37,626	34,597

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2011 £m	2010 £m	2009 £m
Year-end balance	158,824	168,619	148,020
Average balance(1)	165,871	155,612	155,623
Average interest rate(2)	1.68%	1.59%	1.50%

(1)	Calculated using monthly data.
(2)	Based on the year end balance.

The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2011 £m	2010 £m	2009 £m
UK
Retail demand deposits	70,887	73,367	73,060
Retail time deposits	50,581	49,780	42,873
Wholesale deposits	33,241	24,002	32,587

	154,709	147,149	148,520

Non-UK
Retail demand deposits	2,104	2,979	3,170
Retail time deposits	6,566	4,914	3,724
Wholesale deposits	2,492	570	209

	11,162	8,463	7,103

	165,871	155,612	155,623

Retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts). Retail demand and time deposits are also obtained outside the UK, principally through Abbey National International Limited. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.

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

50	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

SHORT-TERM BORROWINGS

The Group includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the Group’s balance sheet. The Group’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for each of the years ended 31 December 2011, 2010 and 2009.

	2011 £m	2010 £m	2009 £m
Securities sold under repurchase agreements
- Year-end balance	17,490	32,922	16,294
- Year-end interest rate	0.49%	0.29%	0.39%
- Average balance(1)	30,551	28,414	22,963
- Average interest rate(1)	0.97%	0.64%	0.54%
- Maximum balance(1)	36,842	32,922	29,816
Commercial paper
- Year-end balance	6,908	5,331	7,028
- Year-end interest rate	2.56%	2.10%	1.83%
- Average balance(1)	5,707	5,434	5,669
- Average interest rate(1)	2.07%	1.52%	1.64%
- Maximum balance(1)	6,908	6,703	7,506
Borrowings from banks (Deposits by banks)(2)
- Year-end balance	3,141	8,202	10,570
- Year-end interest rate	0.31%	0.70%	0.41%
- Average balance(1)	3,368	10,038	10,908
- Average interest rate(1)	0.29%	0.51%	0.72%
- Maximum balance(1)	4,177	12,211	12,739
Negotiable certificates of deposit
- Year-end balance	7,087	8,925	9,188
- Year-end interest rate	1.43%	1.31%	1.73%
- Average balance(1)	6,779	11,093	7,519
- Average interest rate(1)	1.09%	1.41%	2.69%
- Maximum balance(1)	8,083	14,694	9,188
Other debt securities in issue
- Year-end balance	2,361	3,595	5,185
- Year-end interest rate	2.39%	1.64%	2.21%
- Average balance(1)	2,827	6,023	4,133
- Average interest rate(1)	1.99%	1.99%	2.69%
- Maximum balance(1)	3,413	7,269	7,265

(1)	Calculated using monthly data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £1,045m (2010: £1,274m, 2009: £652m).

Santander UK plc 2011 Annual Report	51

Business and Financial Review

Balance Sheet Business Review continued

The Group issues commercial paper generally in denominations of not less than US$50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of the Group’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2011. A proportion of the Group’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2011.

Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	506	380	175	26	1,087
- Non-UK	4,280	662	485	574	6,001
Wholesale time deposits:
- UK	978	29	12	134	1,153

	5,764	1,071	672	734	8,241

At 31 December 2011, an additional £12m (2010: £209m) of wholesale deposits were repayable on demand.

DEBT SECURITIES IN ISSUE

The Group has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	2011 £m	2010 £m	2009 £m
Trading liabilities	31	755	1,118	1,213
Financial liabilities designated at fair value	32	6,837	3,687	4,366
Debt securities in issue	33	52,651	51,783	47,758
Subordinated liabilities	34	6,499	6,372	6,949

		66,742	62,960	60,286

Most of the debt securities that the Group has issued are classified as “Debt securities in issue” in the balance sheet. The remaining debt securities issued by the Group are classified separately in the balance sheet, either because they qualify as “Trading liabilities” or were designated upon initial recognition as “Financial liabilities designated at fair value”, or there are key differences in the legal terms of the securities, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (‘Subordinated liabilities’). Further information is set out in Notes 31 to 34 to the Consolidated Financial Statements.

RETIREMENT BENEFIT ASSETS AND OBLIGATIONS

	2011 £m	2010 £m	2009 £m
Retirement benefit assets	241	—	—
Retirement benefit obligations	(216)	(173)	(1,070)

The Group operates a number of defined contribution and defined benefit pension schemes, and post retirement medical benefit plans. Detailed disclosures of the Group’s retirement benefit assets and obligations are contained in Note 37 to the Consolidated Financial Statements.

52	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

CONTRACTUAL OBLIGATIONS

The amounts and maturities of contractual obligations in respect of guarantees are described in Note 38 to the Consolidated Financial Statements. Other contractual obligations are:

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks (1) (2)	26,134	19,990	2,832	3,162	150
Deposits by customers - repos(1)	5,519	5,519	—	—	—
Deposits by customers - other(2)	153,305	138,819	11,562	2,481	443
Derivative financial instruments	29,180	2,062	3,966	2,850	20,302
Debt securities in issue(3)	60,243	10,898	10,216	7,225	31,904
Subordinated liabilities	6,499	—	—	—	6,499
Retirement benefit obligations	216	6	13	14	183
Operating lease obligations	572	83	137	118	234
Purchase obligations	628	452	84	46	46

Total	282,296	177,829	28,810	15,896	59,761

(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

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

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Group issues guarantees on behalf of customers. The significant types of guarantees are:

•

Prior to 30 June 2011, it was customary for the UK banks to issue cheque guarantee cards to current account customers holding chequebooks, as historically retailers did not generally accept cheques without such form of guarantee. In order for the guarantee to be effective, the retailer had to see the cheque guarantee card at the time the purchase was made. The issuing bank was liable to honour these cheques even where the customer did not have sufficient funds in his or her account. The issuing bank’s guarantee liability was in theory the number of cheques written and deposited with retailers multiplied by the amount guaranteed per cheque, which could be between £50 and £100. In practice most customers only wrote cheques when they had funds in their account to meet the cheque, and cheques were frequently presented without the benefit of the cheque guarantee.

Following years of declining cheque usage, extensive research and reducing acceptance amongst retailers, in 2009 the UK Payments Council agreed to a UK industry-wide withdrawal of the UK Cheque Guarantee Scheme from 30 June 2011. In line with this announcement, we have phased out cheque guarantee cards on replacement cards and card renewals. Customers can continue to use unguaranteed cheques, and cheque books will continue to be available in the usual way.

As a result, the Group’s guarantee exposure will reduce as new cards are issued without the guarantee logo, meaning that the Group will no longer be liable to honour cheques where the customer does not have sufficient funds in his or her account. On this basis, management have assessed the risk with respect to this guarantee as highly remote and decreasing. We consider the risk of loss as part of the impairment loss allowance requirement on bank accounts.

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

Further information regarding off-balance sheet arrangements can be found in the “Financial Instruments of Special Interest” section of the Risk Management Report on page 135. See Note 38 to the Consolidated Financial Statements for additional information regarding the Group’s guarantees, commitments and contingencies. In the ordinary course of business, the Group also enters into securitisation transactions as described in Note 19 to the Consolidated Financial Statements. The securitisation companies are consolidated and the assets continue to be administered by the Group. The securitisation companies provide the Group with an important source of long-term funding.

Santander UK plc 2011 Annual Report	53

Business and Financial Review

Balance Sheet Business Review continued

CAPITAL MANAGEMENT AND RESOURCES

Capital management and capital allocation

The Group adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. Details of the Group’s objectives, policies and processes for managing capital, including the group capital table, can be found in Note 48 to the Consolidated Financial Statements.

Capital and risk management disclosures required by Pillar 3

Banco Santander, S.A. is supervised by the Banco de España on a consolidated basis. The Group has applied Banco Santander’s approach to capital measurement and risk management in its implementation of Basel II. As a result, the Group has been classified as a significant sub-group of Banco Santander, S.A. at 31 December 2011. The relevant Pillar 3 disclosure requirements for the Group are set out below. Further information on the Basel II risk measurement of the Group’s exposures is included in Banco Santander, S.A.’s Pillar 3 report.

Scope of the Group’s capital adequacy

Santander UK plc and its subsidiaries are a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the FSA (as a UK authorised bank) and the Banco de España (the Bank of Spain) (as a member of the Santander group). As an FSA regulated entity, Santander UK is expected to satisfy the FSA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the FSA that it can withstand liquidity and capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the FSA exercises oversight through its rules and regulations on the Santander UK Board and senior management appointments.

The basis of consolidation for prudential purposes is the same as the basis of consolidation for financial statement purposes. Consequently, the results of significant subsidiaries regulated by the FSA are included in the Group’s capital adequacy disclosures. Capital transferability between the Group’s subsidiaries is managed in accordance with the Group’s corporate purpose and strategy, its risk and capital management policies and with regard to UK legal and regulatory requirements. There are no other current or foreseen material practical or legal impediments to the prompt transfer of capital resources or repayment of liabilities when due between the Company and its subsidiaries and associates.

Regulatory capital resources

The table below analyses the composition of the Group’s regulatory capital resources. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings.

	Note	2011 £m	2010 £m
Shareholders’ equity:
Shareholders equity per consolidated balance sheet		12,666	12,274
Preference shares	39	(597)	(597)
Other equity instruments	39	(297)	(297)

		11,772	11,380

Regulatory adjustments:
Own credit		(70)	(21)
Defined benefit pension adjustment		(216)	(221)
Unrealised profits on available-for-sale securities		(9)	(10)

		(295)	(252)

Core Tier 1 deductions:
Goodwill and intangible assets		(2,225)	(2,265)
50% excess of expected losses over impairment (net of tax)		(353)	(274)
50% of securitisation positions		(38)	(93)

		(2,616)	(2,632)

Core Tier 1 capital		8,861	8,496

Other Tier 1 capital:
Preference shares		860	845
Innovative/hybrid Tier 1 securities		1,659	1,463
50% tax benefit on excess of expected losses over impairment		118	86

		2,637	2,394

Total Tier 1 capital		11,498	10,890

Qualifying Tier 2 capital:
Undated subordinated debt	34	2,250	2,151
Dated subordinated debt		2,738	2,570
Unrealised gains on available-for-sale securities		9	10

		4,997	4,731

Tier 2 deductions:
50% of securitisation positions		(38)	(93)
50% excess of expected losses over impairment (gross of tax)		(470)	(360)

		(508)	(453)

Total regulatory capital		15,987	15,168

54	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

The Group’s Core Tier 1 capital consists of shareholders’ equity at 31 December 2011 and 2010 after adjustment to comply with the FSA’s rules. For capital management purposes and in accordance with the FSA’s rules, Innovative Tier 1 capital instruments are treated as Tier 1 capital. The FSA’s capital gearing rules restrict the amount of Innovative Tier 1 capital included in Tier 1 capital to 15% of Core Tier 1 capital after deductions. The excess is classified as Tier 2.

Total regulatory capital consists of:

Shareholders’ equity

The Group’s shareholders’ equity at 31 December 2011 was £12,666m (2010: £12,274m) as per the Consolidated Balance Sheet. Preference Shares of £597m (2010: £597m) deducted from shareholders’ equity consist of the £300m fixed/floating rate non-cumulative callable preference shares and the £300m Step-up Callable Perpetual Preferred Securities. These are included within Other Tier 1 capital preference shares and Innovative/hybrid Tier 1 Instruments, respectively, as described below. Other equity instruments of £297m (2010: £297m) deducted from shareholders’ equity consist of the £300m Step-up callable Perpetual Reserve Capital Instruments.

Regulatory adjustments

The Group’s own credit adjustment of £70m (2010: £21m) relates to changes in liabilities designated at fair value through profit or loss resulting from changes in the Group’s own credit risk. Valuation adjustments relating to liabilities designated at fair value through profit or loss which are not attributable to changes in benchmark interest rates are excluded from regulatory capital resources. The defined benefit pension adjustment of £216m (2010: £221m) removes the pension surplus calculated in accordance with IFRS and replaces it, in the Group’s regulatory filings, with the next five years’ contributions.

Core Tier 1 deductions

Goodwill and Intangible assets of £2,225m (2010: £2,265m) deducted from Core Tier 1 capital represent goodwill arising on the acquisition of businesses and certain capitalised computer software costs. The regulatory value of goodwill and intangible assets deducted is different from the accounting value in Note 25 to the Consolidated Financial Statements as certain regulatory adjustments are made. During 2011 and 2010, accounting valuation adjustments to Tier 1 and Tier 2 instruments (see below) were also included in capital as permitted in accordance with FSA rules. The Group has elected to deduct certain securitisation positions of £38m (2010: £93m) from Tier 1 capital and of £38m (2010: £93m) from Tier 2 capital rather than treat these exposures as a risk weighted asset. The excess expected losses deduction of £353m (2010: £274m) net of tax from Tier 1 capital and of £470m (2010: £360m) gross of tax from Tier 2 capital represents the difference between expected loss calculated in accordance with the Group’s Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. The Group’s accounting policy for impairment loss allowances is set out in Note 1 to the Consolidated Financial Statements. Expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date.

Other Tier 1 capital

Preference Shares of £860m (2010: £845m) within Other Tier 1 capital consist of the £325m Sterling Preference Shares, the £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities and the £300m fixed/floating rate non-cumulative callable preference shares. Details of these instruments are set out in Notes 34 and 39 to the Consolidated Financial Statements.

Innovative/hybrid Tier 1 Instruments of £1,659m (2010: £1,463m) within Other Tier 1 capital consist of the US$1,000m Non-Cumulative Trust Preferred Securities, £300m Step-up Callable Perpetual Reserve Capital Instruments and the £300m Step Up Callable Perpetual Preferred Securities. Details of these instruments are set out in Notes 34 and 39 to the Consolidated Financial Statements.

Qualifying Tier 2 capital

Details of the undated subordinated debt issues of £2,250m (2010: £2,151m) and the dated subordinated debt issues of £2,738m (2010: £2,570m) that meet the FSA’s definition of Tier 2 capital are set out in Note 34 to the Consolidated Financial Statements. In accordance with the FSA’s rules, in the last five years to maturity, dated subordinated debt issues are amortised on a straight line basis.

Tier 2 deductions

During 2011 and 2010, accounting valuation adjustments to Tier 1 and Tier 2 instruments were also included in capital as permitted in accordance with FSA rules, as described in “Core Tier 1 deductions” above.

Risk weighted assets

The tables below analyse the composition of the Group’s risk weighted assets. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings.

Santander UK plc 2011 Annual Report	55

Business and Financial Review

Balance Sheet Business Review continued

Risk weighted assets by risk	2011 £m	2010 £m
Credit risk	64,167	60,963
Counterparty risk	2,226	1,488
Market risk	2,813	3,462
Operational risk	8,249	7,650

Total risk weighted assets	77,455	73,563

Risk weighted assets by division	2011 £bn	2010 £bn
Retail Banking	40.1	38.1
Corporate Banking	24.9	23.1
Markets	5.7	5.2
Group Infrastructure	6.8	7.2

Total risk weighted assets	77.5	73.6

The Group applies Basel II to the calculation of its capital requirement. In addition, the Group applies the Retail IRB and AIRB approaches to its credit portfolios. See the “Operational Risk” section of the Risk Management Report on page 128 for discussion of future regulatory changes, including Basel III. Residential lending capital resources requirements include securitised residential mortgages. In 2011, although core business volumes increased, these increases were offset by de-leveraging of certain legacy portfolios in run-off.

Key capital ratios

The calculations of Group capital are prepared on a basis consistent with the Group’s regulatory filings. Ratios are calculated by taking the relevant capital resources as a percentage of risk weighted assets.

The table below summarises the Group’s capital ratios:

	2011%	2010%
Core Tier 1	11.4	11.5
Tier 1	14.8	14.8
Total capital	20.6	20.6

Movements in Core Tier 1 capital

Movements in Core Tier 1 capital during 2011 and 2010 were as follows:

	2011 £m	2010 £m
Opening Core Tier 1 capital	8,496	4,579
Contribution to Core Tier 1 capital from profit for the year:
- Consolidated profits attributable to shareholders of the Company	903	1,544
- Other comprehensive income for the year	(37)	25
- Tax on comprehensive income	9	(9)
- Removal of own credit spread (net of tax)	(49)	(2)
Net dividends	(482)	(815)
Decrease/(increase) in goodwill and intangible assets deducted	40	(724)
Ordinary shares issued:
- Share capital	—	693
- Share premium	—	3,763
Pensions	5	(438)
Other:
- Decrease/(increase) in securitisation positions	55	(18)
- (Increase)/decrease in expected losses	(79)	51
- Acquisition of non-controlling interest	—	(153)

Closing Core Tier 1 capital	8,861	8,496

The changes in the Group’s Core Tier 1 capital reflect movements in ordinary share capital, share premium and audited profits for the years ended 31 December 2011 and 2010 after adjustment to comply with the FSA’s rules. Santander UK complied with the FSA’s capital adequacy requirements during 2011 and 2010.

During 2011, Core Tier 1 capital increased by £365m to £8,861m (2010: £8,496m). This increase was largely due to audited profits for the year of £903m net of dividends declared of £482m. During 2010, Core Tier 1 capital increased by £3,917m to £8,496m. This increase was largely due to ordinary share capital issued during the year amounting to £693m with a share premium of £3,763m and audited profits attributable to shareholders of the Company for the year of £1,544m. This increase was partially offset by dividends declared of £815m and an increase in goodwill and intangible assets of £724m.

56	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

FUNDING AND LIQUIDITY

The Board is responsible for the Group’s liquidity risk management and control framework and has approved key liquidity limits in setting the Group’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, the Group abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control. The Group also complies with the FSA’s liquidity requirements, and has appropriate liquidity controls in place. Liquidity risk is the potential that, although remaining in operation, the Group does not have sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. In the Group’s opinion, working capital is sufficient for its present requirements.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this in reliance on the strength of its balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Santander group to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Santander group or guarantee the debts of other members of the Santander group (other than certain of Santander UK plc’s own subsidiaries). As an FSA regulated entity, Santander UK is expected to satisfy the FSA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the FSA that it can withstand liquidity and capital stress tests without parental support.

See the “Funding and Liquidity Risk” section of the Risk Management Report for more information.

Sources of funding and liquidity

The Group is primarily funded by retail deposits. This, together with corporate deposits, forms its commercial bank franchise, which attracts deposits through a variety of entities. More than three quarters of commercial bank customer lending is financed by commercial bank customer deposits. The retail sources primarily originate from the Retail Banking savings business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships. Additionally, the Group has a strong wholesale funding base, which is diversified across product types and geography. Through the wholesale markets, the Group has active relationships with more than 500 counterparties across a range of sectors, including banks, central banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. While there is no certainty regarding lines of credit extended to the Group, they are actively managed as part of the ongoing business. No committed lines of credit have been purchased as such arrangements are not common practice in the European banking industry. Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through the Group’s euro medium-term note programmes. The major debt issuance programmes are managed by Abbey National Treasury Services plc on its own behalf (except for the US commercial paper programme, which is managed by Abbey National North America LLC, a guaranteed subsidiary of the Company) and are set out in Note 33 to the Consolidated Financial Statements.

The ability to sell assets quickly is also an important source of liquidity for the Group. The Group holds marketable investment securities, such as central bank, eligible government and other debt securities, which could be disposed of, either by entering into sale and repurchase agreements, or by being sold to provide additional funding should the need arise. The Group also makes use of asset securitisation and covered bond arrangements to provide alternative funding sources.

Within the framework of prudent funding and liquidity management, the Group manages its commercial banking activities to minimise liquidity risk. During 2011, the Group’s loan-to-deposit ratio increased by six percentage points to 138% (2010: 132%), largely due to the managed outflow of rate-sensitive deposits in the second half of 2011 given uncompetitive pricing. Medium-term funding issuances of £25bn strengthened the balance sheet position, offsetting the deposit outflow while protecting profitability. On 3 August 2010, Banco Santander S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK and will be used to support further growth.

Securitisation of assets and covered bonds

The Group has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage- backed funding programmes. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England’s Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England, Swiss National Bank, and US Federal Reserve facilities). The Group has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages.

The Group remains a consistent issuer in a number of secured funding markets, in particular securitisations and covered bonds. The Group’s level of encumbrance arising from external issuance of securitisations and covered bonds increased slightly in 2011 reflecting the Group’s strategy to utilise this form of term funding in place of shorter-term wholesale funding.

At 31 December 2011, total notes issued externally from secured programmes (securitisations and covered bonds) increased to £41,007m (2010: £30,355m), reflecting gross issuance of £17.1bn in 2011. At 31 December 2011, a total of £46,111m (2010: £49,852m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £6.6bn at 31 December 2011, or for creating collateral which could in the future be used for liquidity purposes.

Santander UK plc 2011 Annual Report	57

Business and Financial Review

Balance Sheet Business Review continued

It is expected that issues to third parties and retained issuances will together represent a similar proportion of the Group’s overall funding in 2012 and 2013. In January and February 2012, the Group raised approximately £4.7bn through further issuances under its securitisation and covered bond programmes.

Bank of England Special Liquidity Scheme

Along with other major UK banks and building societies, the Company participated in the Bank of England’s Special Liquidity Scheme whereby it exchanged self-subscribed-for asset-backed security issuances for highly liquid Treasury Bills. All major UK banks and building societies were required to participate as part of the measures designed to improve the liquidity position of the UK banking system in general. Under the terms of the scheme the extent of usage is confidential. The remaining balances outstanding under the Special Liquidity Scheme were repaid in January 2012. The Company did not participate in other voluntary UK Government backed schemes; namely the Credit Guarantee Scheme and the Asset Purchase Scheme.

Uses of funding and liquidity

The principal uses of liquidity for the Group are the funding of the lending of Retail Banking and Corporate Banking, payment of interest expenses, dividends paid to shareholders, the repayment of debt and consideration for business combinations. The Group’s ability to pay dividends depends on a number of factors, including the Group’s regulatory capital requirements, distributable reserves and financial performance.

Current market conditions

Wholesale market funding conditions remained volatile through the year. From the Group’s perspective, although short-term unsecured money-market funding remained available, the Group moved towards more medium-term funding, reducing reliance on the short-term money markets and issuing more medium-term funding in 2011 than in recent years. However, spreads continued to remain significantly above historical levels for both secured and unsecured issues. These markets have traditionally been important sources of funding and continue to be so.

During 2011, the Group issued £25bn of medium-term paper enabling it to comfortably meet day-to-day funding requirements.

For further information on liquidity, including its risk management and developments during the year, see the “Funding and Liquidity Risk” section in the Risk Management Report on page 123.

Cash flows

	2011 £m	2010 £m	2009 £m
Net cash (outflow)/inflow from operating activities	(7,052)	11,384	2,929
Net cash (outflow)/inflow from investing activities	(104)	(1,324)	1,433
Net cash inflow/(outflow) from financing activities	4,947	8,935	(4,621)

(Decrease)/increase in cash and cash equivalents	(2,209)	18,995	(259)

For the year ended 31 December 2011, cash and cash equivalents decreased by £2,209m (2010: increased by £18,995m, 2009: decreased by £259m). The following discussion highlights the major activities and transactions that affected the Group’s cash flows during 2011, 2010 and 2009.

In 2011, the net cash outflow from operating activities of £7,052m resulted from the Group’s lending activities, principally corporate lending (particularly SMEs), offset by the continued de-leveraging process of legacy portfolios in run-off. During 2010, the increase resulted from the Group’s lending activities and the continued de-leveraging process which saw significant disposals and maturities in the Treasury asset portfolio as well as the sale of the majority of the Group’s holdings of AAA-rated prime mortgage-backed securities. During 2009, customer deposits exceeded net lending as a consequence of an increase in customer confidence.

In 2011, the net cash outflow from investing activities of £104m resulted from the net outflow of £304m from the purchase and sale of property, plant and equipment and intangible assets, offset by the inflow of £76m from the disposal of subsidiaries and £124m from the redemption of debt securities. In 2010, the net cash outflow from investing activities of £1,324m resulted from the acquisition and disposal of subsidiaries of £1,168m and the net outflow of £782m from the purchase and sale of property, plant and equipment and intangible assets offset by the net inflow of £626m from the purchase, sale and redemption of debt securities. In 2009, the net inflow from investing activities of £1,433m reflected the cash arising from the sale and redemption of debt securities. Due to ongoing market volatility only a portion of the cash generated was used to acquire new debt securities during the year.

In 2011, the net cash inflow from financing activities of £4,947m reflected new issues of loan capital of £48,449m offset by repayments of loan capital maturing in the year of £43,071m. In 2010, the net cash inflow from financing activities of £8,935m reflected new issues of loan capital of £21,409m offset by repayments of loan capital maturing in the year of £15,973m and the receipt of £4,456m from the injection of additional equity capital into the Company. In 2009, the net outflow from financing activities of £4,621m reflected the repayment of loan capital that matured during the year, which was partially offset by new issues of loan capital.

58	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

In 2011, cash and cash equivalents decreased by £2,209m, principally due to the increase from the Group’s lending activities offset by the continued de-leveraging process of legacy portfolios in run-off and issuing of new loan capital. In 2010, cash and cash equivalents increased by £18,995m, principally due to the Group holding significantly more high quality liquid assets in response to new UK regulatory requirements. In 2009, net cash and cash equivalents decreased by £259m, largely reflecting cash dividends on ordinary shares paid during the year.

Cash Flows from Operating Activities

For the years ended 31 December 2011, 2010 and 2009, net cash (outflow)/inflow from operating activities was (£7,052m), £11,384m, and £2,929m, respectively. The Group’s operating assets and liabilities support the Group’s lending activities, including the origination of mortgages and unsecured personal loans. During 2011, the increase from the Group’s lending activities, principally corporate lending (particularly SMEs), offset by the continued de-leveraging process of legacy portfolios in run-off contributed to the majority of the cash outflow from operating activities.

During 2010, the Group continued its de-leveraging process which saw significant disposals and maturities in the Treasury asset portfolio as well as the sale of the majority of the Group’s holdings of AAA-rated prime mortgage-backed securities.

During 2009, customer deposits exceeded net lending. In 2009, the net cash inflow related largely to an increase in deposits by banks and deposits by customers. Our stability in the environment which contributed to an increase in customer confidence resulted in the increase in deposits by banks and customer accounts. The UK Government’s efforts on quantitative easing and reduced activity in Markets also contributed to this increase. This increase was partially offset by a substantial adverse foreign exchange movement which is a consequence of sterling weakening against foreign currencies.

The amount and timing of cash flows related to the Group’s operating activities may vary significantly in the normal course of business as a result of market conditions and trading strategies in the short term markets business of Markets.

Cash Flows from Investing Activities

The Group’s investing activities primarily involve the acquisition and disposal of businesses, and the purchase and sale of property, plant and equipment and intangible assets.

In 2011, there was a net cash outflow from investing activities of £104m. This outflow principally arose from the purchases of property, plant and equipment and intangible assets totalling £397m. Of this amount, £55m was spent on additions to the Group’s property portfolio, £192m was invested in the Group’s IT platform, £86m on other office equipment and furniture and £64m on operating lease assets. The additions to the Group’s property portfolio were principally both head office and branch refurbishments. These outflows were partly offset by the cash received from the disposal of subsidiaries of £76m and the sale of available-for-sale securities of £124m and tangible fixed assets of £93m.

In 2010, there was a net cash outflow of £1,324m from investing activities. This outflow principally arose from the acquisition of Santander Cards and Santander Consumer (of which the group already held 49.9%) businesses and Santander PB UK (Holdings) Limited and its subsidiaries (of which the Group already held 51% of Santander Private Banking UK Limited). In addition cash of £873m was used to fund the additions to property, plant and equipment and intangible assets. Of this amount, £556m was spent on additions to the Group’s property portfolio, £240m was invested in the Group’s proprietary IT platform including software development of £114m, £45m of other office equipment and furniture and £32m on operating lease assets. The additions to the Group’s property portfolio were principally the acquisition of retail branches that the Group had previously leased (See Note 26 to the Consolidated Financial Statements for further details). These outflows were partly offset by the sale of the available-for-sale securities in order to partly fund the significant contributions made to the pension deficit during the year.

In 2009, net cash of £1,433m was generated by investing activities, primarily as a result of proceeds of £3,004m in respect of available-for-sale securities that were sold or matured during the year. In line with the Group’s strategy to reduce balance sheet assets in light of prevailing market conditions at that time, only part of the above cash inflows was used to purchase new securities in an amount of £1,133m.

Cash of £463m was used during 2009 to fund the acquisition of property, plant and equipment and intangible assets. Of the £463m invested, £120m was invested in furniture and fittings for the Retail Banking branch network as part of branch refurbishments; a further £120m was invested in the continuing development of Partenon, the Group’s proprietary IT platform; £115m was used to acquire the head office building in London which had previously been leased; and £81m represented the purchase of operating lease assets.

Cash Flows from Financing Activities

The Group’s financing activities reflect transactions involving the issuance and repayment of long-term debt, and the issuance of, and payment of dividends on, the Company’s shares.

In 2011, there was a net inflow of £5,378m in loan capital. New issues (principally through mortgage-backed securities and covered bonds) totalled £48,449m with repayments of £43,071m. Dividends of £375m were paid during the year on the ordinary share capital.

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

Santander UK plc 2011 Annual Report	59

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

The Group seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Management Report beginning on page 62.

Changes in net interest income - volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the Group for the years ended 31 December 2011, 2010 and 2009. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2011/2010			2010/2009
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(49)	(3)	(46)	—	37	(37)
- Non-UK	15	21	(6)	(1)	84	(85)
Loans and advances to customers:
- UK	627	292	335	(23)	277	(300)
- Non-UK	(1)	—	(1)	(1)	(1)	—
Other interest earning financial assets:
- UK	(21)	(64)	43	(246)	(154)	(92)

Total interest income
- UK	557	225	332	(269)	160	(429)
- Non-UK	14	21	(7)	(2)	83	(85)

	571	246	325	(271)	243	(514)

Interest expense
Deposits by banks:
- UK	77	88	(11)	(279)	(120)	(159)
- Non-UK	4	4	—	—	—	—
Deposits by customers - retail demand deposits:
- UK	96	(39)	135	201	4	197
- Non-UK	(21)	(22)	1	14	(4)	18
Deposits by customers - retail time deposits:
- UK	14	15	(1)	2	151	(149)
- Non-UK	64	33	31	22	24	(2)
Deposits by customers - wholesale deposits:
- UK	134	18	116	(71)	94	(165)
Subordinated debt:
- UK	(63)	(21)	(42)	(7)	(16)	9
- Non-UK	1	(2)	3	2	—	2
Debt securities in issue:
- UK	349	93	256	(554)	(51)	(503)
- Non-UK	(15)	(26)	11	9	17	(8)
Other interest-bearing liabilities:
- UK	(85)	(84)	(1)	(12)	10	(22)

Total interest expense
- UK	522	70	452	(720)	72	(792)
- Non-UK	33	(13)	46	47	37	10

	555	57	498	(673)	109	(782)

Net interest income	16	189	(173)	402	134	268

60	Santander UK plc 2011 Annual Report

Business and Financial Review

Balance Sheet Business Review continued

AVERAGE BALANCE SHEET (1) (2)

As year-end statements may not be representative of the Group’s activity throughout the year, average balance sheets for the Group are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

	2011			2010			2009
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Loans and advances to banks:
- UK	19,144	91	0.48	19,561	140	0.72	15,477	140	0.90
- Non-UK	10,791	29	0.27	4,345	14	0.32	646	15	2.32
Loans and advances to customers:(3)
- UK	198,416	7,425	3.74	190,239	6,798	3.57	182,800	6,821	3.73
- Non-UK	10	—	3.92	12	1	8.33	18	2	11.11
Debt securities:
- UK	2,129	73	3.43	6,656	94	1.41	12,141	340	2.80

Total average interest-earning assets, interest income	230,490	7,618	3.31	220,813	7,047	3.19	211,082	7,318	3.47

Impairment loss allowances	(1,639)	—	—	(1,526)	—	—	(1,464)	—	—
Trading business	36,205	—	—	28,593	—	—	27,586	—	—
Assets designated at fair value through profit and loss	5,801	—	—	8,171	—	—	12,278	—	—
Other non-interest-earning assets	37,763	—	—	39,708	—	—	36,729	—	—

Total average assets	308,620	—	—	295,759	—	—	286,211	—	—

Non-UK assets as a % of total	3.50%	—	—	1.47%	—	—	0.23%	—	—

Liabilities
Deposits by banks:
- UK	(9,347)	(164)	1.75	(4,651)	(87)	1.87	(6,911)	(366)	5.30
- Non-UK	(153)	(4)	2.61	—	—	—	—	—	—
Deposits by customers - retail demand:(4)
- UK	(70,887)	(1,263)	1.78	(73,367)	(1,167)	1.59	(73,060)	(966)	1.32
- Non-UK	(2,104)	(54)	2.57	(2,979)	(75)	2.52	(3,170)	(61)	1.92
Deposits by customers - retail time:(4)
- UK	(50,581)	(948)	1.87	(49,780)	(934)	1.88	(42,873)	(932)	2.17
- Non-UK	(6,566)	(161)	2.45	(4,914)	(97)	1.97	(3,724)	(75)	2.01
Deposits by customers - wholesale:(4)
- UK	(20,349)	(285)	1.40	(18,159)	(151)	0.83	(12,796)	(222)	1.73
Bonds and medium-term notes:
- UK	(45,641)	(656)	1.44	(35,073)	(307)	0.88	(37,292)	(861)	2.31
- Non-UK	(7,019)	(38)	0.54	(13,825)	(53)	0.38	(10,030)	(44)	0.44
Dated and undated loan capital and other subordinated liabilities:
- UK	(5,557)	(156)	2.81	(6,158)	(219)	3.56	(6,619)	(226)	3.41
- Non-UK	(633)	(58)	9.16	(661)	(57)	8.62	(651)	(55)	8.45
Other interest-bearing liabilities UK	(24)	(1)	4.17	(1,197)	(86)	7.18	(1,045)	(98)	9.38

Total average interest-bearing liabilities, interest expense	(218,861)	(3,788)	1.73	(210,764)	(3,233)	1.53	(198,171)	(3,906)	1.97

Trading business	(41,615)	—	—	(39,673)	—	—	(49,157)	—	—
Liabilities designated at fair value through profit and loss	(6,307)	—	—	(5,740)	—	—	(3,556)	—	—
Non-interest-bearing liabilities:
- Other	(29,373)	—	—	(29,991)	—	—	(28,142)	—	—
- Shareholders’ funds	(12,464)	—	—	(9,591)	—	—	(7,185)	—	—

Total average liabilities and shareholders’ funds	(308,620)	—	—	(295,759)	—	—	(286,211)	—	—

Non-UK liabilities as a % of total	5.34%	—	—	7.57%	—	—	6.14%	—	—

Interest spread	—	—	1.57	—	—	1.66	—	—	1.50
Net interest margin	—	—	1.66	—	—	1.73	—	—	1.62

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2011 was 105.31% (2010: 104.77%, 2009: 106.52%).
(3)	Loans and advances to customers include non-performing loans. See the “Credit Risk” section of the Risk Management Report.
(4)	Demand deposits, time deposits and wholesale deposits are defined under “Deposits by customers” above.

Santander UK plc 2011 Annual Report	61

Business and Financial Review

Risk Management Report

This Risk Management Report contains audited financial information and forms an integral part of the Consolidated Financial Statements, except as marked on pages 91 and 97 and the Operational Risk and Other Risks sections on pages 128 to 134.

SUMMARY

This Risk Management Report describes the Risk Governance Framework of Santander UK plc (the ‘Company’, and together with its subsidiaries, ‘Santander UK’ or the ‘Group’), and includes more detail on the Group’s key risks, on a segmental basis or aggregated where relevant. It is divided into the following sections:

62	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

EXECUTIVE SUMMARY

Santander UK’s risk management principles

•	Independence of the risk function from the business areas.

•	Involvement of senior management in decision-taking.

•	Risk division as a decision maker.

•	Definition of powers.

•	Risk measurement.

•	Limitation of risk.

•	Establishment of risk policies and procedures, and

•	Definition and assessment of risk methodologies.

Credit risk

pages 73 to 117

Santander UK is exposed to credit risk throughout its business. The principal credit risk faced by the Group relates to UK mortgage lending (including UK social housing associations), which represented 58% of the Group’s total assets at 31 December 2011.

•

Santander UK’s retail mortgage portfolio remains of good quality compared to peers with only 12% of the portfolio having loan-to-value (‘LTV’) ratios greater than 90%, well below the UK industry average of 17%.

•

Mortgage non-performing loans (‘NPLs’) as a percentage of mortgage assets (‘the mortgage NPL ratio’) increased to 1.46% at 31 December 2011 (2010: 1.41%) but remained considerably below the UK industry average based on the Council of Mortgage Lenders published data. However, the underlying performance remained stable with the overall increase due to a technical change in the NPL definition. Excluding the change in NPL definition, the mortgage NPL ratio at 31 December 2011 was 1.37%, reflecting stable underlying performance. The mortgage non-performing loan performance reflected the high quality of the mortgage book, a lower than anticipated increase in unemployment and prolonged low interest rates.

•	Impairment loss allowances reduced to £478m (2010: £526m) with the coverage ratio remaining strong at 19.64% (2010: 22.45%) as a result of stable non-performing loans.

Funding and Liquidity risk

pages 123 to 127

•	Liquidity risk is managed according to the Board’s liquidity risk appetite including both the internal and FSA metrics on the ratios of liquidity asset buffer and stress cash flow requirements.

•

Various stress scenarios are considered with the aim of ensuring that sufficient liquid assets are available to cover the potential outflows under the stresses. The contingency funding plan contains the necessary management actions for further funding needs in case of emergency.

•	The ratio of customer assets to customer deposits plus medium-term funding was 99% at 31 December 2011, an increase from 95% at the end of 2010.

•	In 2011, £25bn was raised through new issues of medium-term wholesale funding at attractive rates across a range of products and geographies, compared to £21bn in 2010.

Market risk

pages 118 to 122

The Group aims to actively manage and control market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. Market risk exists in both trading and non-traded portfolios.

•	Appetite for traded market risk remains low and the main exposures are from trading and hedging interest rate exposures on the trading and non-traded portfolios.

•	The main banking book structural market risks are generated from yield curve maturity transformation and basis risk.

•	Market risk is also generated by the creation and risk management of equity structured products by Markets for the personal financial services market and trading activities.

•	Credit spread exposure arises indirectly from trading activities within Markets.

Other risks

pages 133 and 134

The key other risk faced by the Group is pensions obligation risk, which is discussed principally in Note 37 to the Consolidated Financial Statements, including sensitivities.

Santander UK plc 2011 Annual Report	63

Business and Financial Review

Risk Management Report continued

INTRODUCTION

The Group accepts that risk arises from its full range of activities, and actively manages and controls it. The management of risk is an integral part of the Group’s activities. Risk is defined as the uncertainty around the Group’s ability to achieve its business objectives and execute its strategy effectively. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty. The key risks Santander UK is exposed to are credit (including residual credit and concentration), market (including trading and non-traded), funding and liquidity, operational and other risks (including business/strategic, reputational, pension obligation and residual value). Risk measurement is used to capture the source of the uncertainty and the magnitude of its potential effect on the profitability and solvency of the Group. Effective risk management and oversight is therefore of fundamental importance to the Group’s long-term success.

Understanding and controlling risk is critical for the effective management of the business. The Group’s Risk Framework aims to ensure that risk is managed and controlled on behalf of shareholders, customers, depositors, employees and the Group’s regulators. Effective and efficient risk governance together with oversight provide management assurance that the Group’s business activities will not be adversely impacted by risks that could have been reasonably foreseen. This in turn reduces the uncertainty of achieving the Group’s strategic objectives.

PRINCIPLES OF RISK MANAGEMENT

Risk management at Santander UK is based on the following principles:

•

Independence of the risk function from the business areas. The segregation of functions between the business areas (which assume risk) and the risk areas responsible for risk management and oversight provides sufficient independence and autonomy for proper risk control.

•

Involvement of senior management. Santander UK’s Risk Committee and the senior management committees are structured so as to involve senior management in the overall risk oversight process. This risk oversight process by the Risk division supports the Board’s overall provision of risk oversight.

•

Risk division as a decision maker. Decisions on credit transactions jointly reviewed by the risk and commercial areas. However, as the Risk division is independent, it is ultimately the decision maker.

•

Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk taking unit and, if appropriate, for each risk management unit, based on their delegated powers. How transactions and products should be structured, arranged, managed and where they should be accounted for is also defined.

•

Risk measurement. Risk measurement takes into account all risk exposures assumed across the business spectrum. It uses measures based on risk components and dimensions, over the entire risk cycle, for the management of risk at any given time. From a qualitative standpoint, this integrated vision translates into the use of certain integrating measures, which are mainly the risk capital requirement and return on risk-adjusted capital (‘RORAC’).

•

Limitation of risk. The limitation of risk is intended to limit, in an efficient and comprehensive manner, the maximum levels of risk for the various risk measures. It is based on a knowledge of the risks incurred and supported by the necessary infrastructure for risk management, control and reporting. It also ensures that no undesired risks are assumed and that the risk-based-capital charge, risk exposures and losses do not exceed, in any case, the approved maximum levels.

•

Establishment of risk policies and procedures. The risk policies and procedures represent the basic regulatory framework, consisting of frameworks, policies and operating rules, through which risk activities and processes are regulated.

•

Definition and assessment of risk methodologies. Risk methodologies provide the definitions of the internal risk models applicable to the Group and, therefore, stipulate the risk measures, product valuation methods, yield curve and market data series building methods, calculation of risk-based capital requirements and other risk analysis methods, together with the respective calibration and testing processes.

64	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Phases of risk management

The risk management and control process at Santander UK is structured into the following phases:

•

Establishment of risk management frameworks and policies that reflect the principles and standards governing the general modus operandi of Santander UK’s risk activities. These are based on a corporate risk management framework, which comprises the organisational model and the management model, and on a series of more specific corporate frameworks of the functions reporting to the Risk Division. The Risk Division transposes corporate risk regulations into its internal policies and develops the procedures required to implement them.

•	Definition of the Group’s risk appetite by setting overall and specific limits for the various types of risks, products, customers, groups, sectors and geographical locations.

•	Identification of risks, through the constant review and monitoring of exposures, the assessment of new products, businesses and the specific analysis of singular transactions, or events.

•	Measurement of risks using methodologies and models implemented subject to a validation and approval process.

Key techniques and tools

For many years, Santander UK has managed risk using a number of techniques and tools which are described in detail in this Risk Management Report. The key techniques and tools used are as follows:

•

Internal ratings and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction or product, make it possible to estimate, initially, the probability of default and, subsequently, the expected loss, based on estimates of loss given default. For operational risk, risks are assessed by self-assessments, supplemented by use of loss data and subjected to review at least annually.

•	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.

•	Return on risk-adjusted capital (‘RORAC’), which is used both as a transaction and product pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach).

•	Value at Risk (‘VaR’), which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

•

Scenario analysis and stress testing to supplement market, credit and operational risk analyses in order to assess the impact of alternative scenarios, including on impairment loss allowances and capital.

Santander UK plc 2011 Annual Report	65

Business and Financial Review

Risk Management Report continued

RISK GOVERNANCE FRAMEWORK

The Group adopts a three-tier risk governance framework that establishes responsibilities for:

•	Risk management;

•	Risk oversight; and

•	Risk assurance.

This ensures segregation of duties between those who take on risk, those who control risk and those who provide assurance. The framework is based on the following five principles:

•	Clearly allocating accountability for risk;

•	Embedded risk culture, starting at the highest levels of our organisation;

•	Creating shareholder value;

•	Independent risk assurance and transparency; and

•	Embedding UK Financial Services Authority ‘Treating Customers Fairly’ principles into policies and processes.

The diagram below shows the Risk Governance Framework in operation in respect of risk management, oversight and assurance.

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

The Risk Division at Banco Santander, S.A. reports to the President of the Comisión Delegada de Riesgos (‘CDR’ or Delegated Risk Committee).

The future of the framework

A new framework was approved in principle by the Board in November 2011 and the detailed operational structure is in the process of finalisation. This revised framework will further strengthen the risk management controls. Once finalised, implementation will be undertaken throughout 2012.

66	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

The main elements of risk governance within the Group are as follows:

First tier of risk governance

Leadership in risk management is provided by the Board. It approves the Group’s Risk Appetite Statement which is set principally through economic capital measures for each risk type in consultation with Banco Santander, S.A. as appropriate. The Board also approves the strategy for managing risk and is responsible for the Group’s system of internal control. The Board is supported by the Chief Executive Officer and Executive Committee members, who have primary responsibility for understanding, identifying, and owning the risks generated by their lines of business and establishing a framework for managing those risks within the Board-approved risk appetite of the Group. In addition, understanding, identifying, and owning the risks generated by the Group’s operations are the responsibility of the Divisional Heads and central functions. These functions provide technical support and advice to assist in the management and control of risk. Within this tier, there is a process for transaction review and approval within certain thresholds, discharged by the Credit Approvals Committee (‘CAC’), a specific committee established under the authority of the Chief Executive Officer. Transactions which exceed the threshold limits set are reviewed by the Risk Committee and Banco Santander, S.A.’s Risk Division, following approval by the CAC.

Risk Committee

The Risk Committee is a management committee, established under the authority of and chaired by the Chief Executive Officer.

The Risk Committee is responsible for a more detailed allocation of the Group’s risk appetite, proposing the Group’s risk policy for approval by the Chief Executive Officer, the Executive Committee and the Board. It makes decisions on risk issues within its governing and supervisory powers. Furthermore, the Risk Committee ensures that the Group’s activities are consistent with its risk tolerance level and establishes limits for the main risk exposures, which it reviews systematically.

The Chief Risk Officer advises the Risk Committee in connection with its work on the following matters:

a) Review

The Risk Committee reviews:

•	the Risk Report on a monthly basis. The Risk Report is prepared by the Risk Division and highlights all significant risk issues affecting Santander UK;

•	recommendations made by the Chief Risk Officer and the Risk Oversight Fora (‘ROF’), and escalates them to the Executive Committee or the Board as appropriate;

•	risk mandates, where appropriate, on an annual basis;

•	changes in risk policy or appetite that may be recommended by relevant parties from time to time; and

•	developments and changes in legal and regulatory requirements and their implications for risk management and control.

b) Advise and recommend

The Risk Committee gives advice and recommends action relating to all risk issues to Executive Committee members (individually and collectively). After review, it recommends approval of the:

•	Risk Framework;

•	Risk Appetite; and

•	Escalation of risk policy issues that lie outside its authority to approve.

c) Approve

The Risk Committee approves:

•	risk delegations;

•	risk policy changes that do not require Board approval; and

•	risk mandates, where appropriate.

In addition, with respect to the Basel II Internal Rating Based (‘IRB’) approach, the Risk Committee:

•	Approves all material aspects of the rating and estimation process, where an IRB model has been developed locally and is therefore subject to local validation and local supervisory review;

•	Reviews the roles and responsibilities of the relevant risk functions and the internal/external audit functions; and

•	Reviews the associated management reports.

Where an IRB model has been developed and approved by Banco Santander, S.A. and therefore has been approved by Banco de España (the Bank of Spain, the Spanish Central Bank), the responsibility of the Risk Committee is to ratify the model, noting its applicability and relevance to the local environment. With the emergence of the up and coming milestones for the implementation of Basel III, there will be implications on the risk management processes relating to capital requirements, leverage ratios and liquidity requirements. New and updated processes are being constructed to ensure the Group’s risk management structure fully complies with the new standards.

Santander UK plc 2011 Annual Report	67

Business and Financial Review

Risk Management Report continued

Second tier of risk governance

Risk oversight is provided by the Board independently supported by the Risk Division. The roles of the Chief Risk Officer, the Deputy Chief Risk Officer and the Risk Division include development of risk measurement methodologies, risk approval, risk monitoring, risk reporting and escalation of risk issues in line with the relevant risk policy for all risks across all lines of Retail Banking, Corporate Banking, Markets and Group Infrastructure businesses.

Dedicated Business ROFs advise and support the Chief Risk Officer in fulfilling his risk oversight responsibilities and help to ensure that risks are suitably understood.

The Risk Division provides independent challenge to all business areas in respect of risk management and compliance with policies and advises the business when they are approaching the limits of the Group’s risk appetite.

The Board, supported by the Risk Division, is responsible for ensuring compliance with Group policies and limits imposed by Banco Santander, S.A. including:

•	Santander group-wide risk policies;

•	Santander group-wide risk limits/parameters;

•	Approval processes relating to transactions that exceed local risk limits;

•	The systematic review of large exposures to clients, sectors, geographical areas and different risk types; and

•	Risk reporting to Banco Santander, S.A.

Third tier of risk governance

Risk assurance provides independent objective assurance on the effectiveness of the management and control of risk across the Group. This is provided through the Non-Executive Directors, Board Risk Committee, Board Audit Committee and the Internal Audit function. The Board Risk Committee also receives advice from the Board Audit Committee on any matters within its remit which impact on the Group’s risk management, including the effectiveness of the Internal Audit function in the context of the overall risk management system.

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

Board Risk Committee

The Board Risk Committee consists of independent Non-Executive Directors, and is a formally constituted committee of the Board. The Board Risk Committee has responsibility primarily for:

•	Oversight and advice to the Board on the overall risk appetite, tolerance and risk strategy of the Group;

•	Reviewing and advising the Board on the risk governance framework;

•	Reviewing the effectiveness of the risk management systems and internal controls;

•	Advising the Board on current risk exposures and future risk strategy;

•	Reviewing the Group’s capability to identify and manage new risk types; and

•	Overseeing and challenging the design and execution of stress and scenario testing.

Board Audit Committee

The Board Audit Committee consists of independent Non-Executive Directors, and is a committee of the Board. In addition to the responsibilities shown in the Director’s Report on page 142, the Board Audit Committee provides advice to the Board Risk Committee on matters within its remit which impact on the Group’s risk management including the effectiveness of the Internal Audit function in the context of the overall risk management system.

Internal Audit

The Internal Audit function supports the Board Risk Committee by providing independent and objective opinions on the effectiveness and integrity of the Group’s risk governance arrangements. It does this via a systematic programme of risk-based audits of the controls established and operated by the “first tier” risk management functions and those exercised by the “second tier” risk oversight functions.

The audit opinions and underlying rationale of findings and recommendations form the basis upon which the Board Risk Committee can take reasonable (but not absolute) assurance that the risk governance arrangements are fit for purpose and working properly. The Board Risk Committee also receive reports from management, the Board Audit Committee, the risk control functions and other business functions to help them to discharge their risk oversight responsibilities.

68	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

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

The economic capital model enables the Group to quantify the consolidated risk profile taking into account the significant risks of the business, as well as the diversification effect inherent in a multi-business group such as Santander UK. The Group uses this model to prepare the economic capital forecasts as part of its internal capital adequacy assessment report in accordance with the UK Financial Services Authority regulations within the framework of Pillar 2 of Basel II. Santander UK monitors the economic capital utilisation and its sufficiency on a monthly basis at the Risk Committee.

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

The economic capital model also considers the concentration risk for corporate and markets portfolios, in terms of both the size of their exposure and their sector or geographic concentration. Product concentration in retail portfolios is captured through the application of an appropriate correlation model.

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

The Risk Appetite Statement is recommended by the Chief Executive Officer and approved by the Board, under advice from the Board Risk Committee. The Risk Appetite Statement is reviewed by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological change). This ensures that the risk appetite continues to be consistent with Santander UK’s current and planned business activities. The Chief Executive Officer under advice from the Risk Committee approves the detailed allocation of risk appetite to different businesses or portfolios. The Chief Risk Officer, supported by the Risk Division, is responsible for the ongoing maintenance of the Risk Appetite Statement.

LIVING WILL

The Board is responsible for the Company’s Recovery and Resolution Plan (‘RRP’). The RRP is required to be filed with the FSA and the Bank of England by 30 June 2012. In 2010, the Company was requested to be part of a pilot exercise and to prepare a draft RRP, following draft guidance issued by the FSA. The draft RRP was submitted to the FSA and the Bank of England in instalments during 2010 and early 2011.

Following new guidance issued by the FSA as part of a consultation paper in August 2011, the initial draft has been revised and re-submitted to the FSA and the Bank of England for their review. The Board will be asked to formally approve the final version of the RRP, in advance of the filing deadline.

RETURN ON RISK-ADJUSTED CAPITAL AND VALUE CREATION

Santander UK uses the RORAC methodology in its credit risk management, with the following activities and objectives:

•

Calculation of economic capital requirement and of the return thereon for the Group’s business units and for business segments and portfolios in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirement and RORAC of the Group’s business units.

•	Analysis and setting of prices in the decision-making process for transactions or products, such as loan approval.

The RORAC methodology facilitates the comparison, on a consistent basis, of the performance of transactions, customers, portfolios and businesses. It also identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximising value creation.

Santander UK plc 2011 Annual Report	69

Business and Financial Review

Risk Management Report continued

PRINCIPAL RISKS AND RISK MANAGEMENT

The principal risks affecting the Group are discussed below. Risks are generally managed through tailored management policies within the business division or operating segment in which they are originated. Within Santander UK, these risks are divided into two populations:

•	Population 1: Risks that are deemed to be material and are mitigated by a combination of internal controls and allocation of capital (both regulatory and economic).

•	Population 2: Risks that are deemed to be material but where Santander UK seeks to mitigate its exposure primarily by its internal control arrangements rather than by allocation of capital.

All risks are classified as population 1 risks except for Funding and Liquidity risk and Reputational risk which are classified as population 2 risks.

PRINCIPAL RISKS

The principal risks are:

Risk type	Definition
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

Credit risk in Corporate Banking, Markets and Group Infrastructure is managed through the assignment of dedicated credit analysts with responsibility over a portfolio of customers, a thorough understanding of the client’s financial strengths and weaknesses, the utilisation of market standard documentation, the implementation of risk mitigation where available to the Group, (e.g. collateral in the form of cash or securities, assignment of assets, general covenants) and the monitoring of trends in the quality of the portfolio through regular management reports.

Credit risk in Retail Banking is managed through the use of a set of Board approved risk appetite limits to cover credit risk arising in Retail Banking. Within these limits, credit mandates and policies are approved with respect to products sold by the Group. The largest area of exposure to credit risk in Retail Banking is in residential lending. Residential lending is subject to lending policy and lending authority levels. Criteria for assessment include credit references, Loan-to-Value (‘LTV’) ratio, borrower status and the mortgage credit score and the implementation of credit risk mitigation by the fact that all mortgages provided are secured on UK or Isle of Man properties and that the quality of the mortgage assets are monitored to ensure that they are within agreed portfolio limits.

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

The Group aims to actively manage and control market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Risk Officer (supported by the Deputy Chief Risk Officer) on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risk limits and mandates are established within the context of the Market Risk Manual.

Funding and Liquidity Risk

Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding, that funding structures are inefficient, or that a funding programme such as debt issuance subsequently fails. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the Group and its depositors. Risks arising from the encumbrance of assets are also included within this definition.

Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

In order to mitigate funding risk the Group utilises stable sources of funding such as longer term retail or corporate deposits to fund its commercial balance sheet – consisting primarily of retail mortgages and corporate lending. In addition a range of wholesale funding sources are used to supplement customer deposits and provide diversity of tenor, size and market.

Liquidity risk is also mitigated through maintenance of a buffer of highly liquid securities and cash that may be realised at short notice and with minimal cost. Other marketable but less liquid securities are also held from which cash may be realised over longer time periods. A series of management actions are identified that can be taken in times of stress in order to further mitigate and manage liquidity risk.

70	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Operational Risk

Operational risk is the risk of loss to the Group resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk, financial crime risk, people risk and customer risk.

Business areas use risk control assessments and risk indicators to monitor the likelihood of risks and give early warning signs of potential risk events. Control frameworks are reworked where preset risk thresholds are breached. Operational Risk events which do materialise are investigated to ensure the most appropriate actions are taken. All loss events are recorded and events above certain thresholds are mitigated. Rapid escalation to the most senior staff is mandatory for major incidents. Summaries of operational loss events are routinely reported to business committees, risk committees, and quarterly to the Executive Committee, with commentary on all the key mitigating actions being undertaken.

Other Risks	Other risks consist of pension obligation risk, business/strategic risk, reputational risk and residual value risk.

Pension obligation risk is the risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.

Santander UK monitors the risks around the potential for underfunding of the pension fund and this analysis is regularly reported to management, for example via the Risk Committee and Strategic Pensions Committee. The Trustees of the defined benefit pension schemes undertake a funding valuation every three years and, where it is determined that the schemes are underfunded a schedule of deficit funding contributions is agreed with Santander UK in order to repair the funding deficit over an appropriate time horizon.

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

The principal areas of reputational risk are managed through attention to customer and client interests, and through ensuring adherence to laws and regulations.

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

Economically driven risks are assessed through management’s stress testing programme of the Group and mitigation measures are implemented based on the resulting information. Other business/strategic risks are managed through the operational risk programme and the Risk Committee.

Residual value risk is the risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception.

Residual value risk is controlled through asset specific policies and delegated authorities agreed by the Risk Committee.

Santander UK plc 2011 Annual Report	71

Business and Financial Review

Risk Management Report continued

RESPONSIBILITY FOR RISK MANAGEMENT, OVERSIGHT AND ASSURANCE

Responsibility for supporting the Board in risk management, oversight and risk assurance may be summarised by principal risk as follows:

	Risk Management	Risk Oversight	Risk Assurance
Board

Credit (including residual credit and concentration)	Retail Banking, Corporate Banking, Markets and Asset and Liability Management (‘ALM’ within Group Infrastructure)	Risk Division – Credit Risk Department	Board Risk Committee Board Audit Committee Internal Audit
Market (including trading and non-traded)	Markets and ALM	Risk Division – Market Risk Department
Funding and Liquidity
- Funding	ALM	Risk Division – Market Risk Department
- Liquidity	ALM	Risk Division – Market Risk Department
Operational
- Non-regulatory	All	Risk Division – Operational Risk Department(1)
- Regulatory	All	Finance Department Compliance Department
Other
- Pension obligation	CEO supported by the Chief Financial Officer and Strategic Pensions Committee	Risk Division – Market Risk Department
- Business/strategic	CEO supported by Executive Committee	Chief Risk Officer
- Reputational	CEO supported by Executive Committee	Chief Risk Officer
- Residual value	CEO supported by Risk Committee	Risk Division – Credit Risk Department

(1)	Known as Enterprise and Operational Risk Department, prior to a restructuring in July 2011.

Use of outsourcing

Following the outsourcing of key IT and operations processes (including information technology support, maintenance and consultancy services in connection with Partenon, the global banking informational technology platform utilised by Banco Santander, S.A. to which the Group transitioned in 2008) to Banco Santander, S.A. group companies, risk governance of these entities is crucial. The Group uses written service level agreements with these entities that include key service performance metrics to support this governance. The high-level governance processes include relationship management, service delivery management and contract management. Across these, there are a number of more detailed processes including:

•	Policy processes acceptance, development and implementation,

•	Compliance,

•	Dispensation,

•	Performance management,

•	Business control,

•	Change control,

•	Environment management, and

•	Billing analysis and review

The Group works closely, and continues to enhance its interaction, with outsourced service providers via the application of appropriate risk frameworks. These frameworks include processes and procedures designed to ensure that, with appropriate periodicity, arrangements are in place to ensure continuity of critical services up to and including disaster scenarios and that these plans are regularly validated through testing.

72	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

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

Treatment of credit risk

The specialisation of Santander UK’s Risk Division is based on the type of customer and, accordingly, a distinction is made between non-standardised customers and standardised customers in the risk management process:

•

Non-standardised customers are defined as those to which a risk analyst has been assigned. This category includes medium and large corporate customers and financial institutions. Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

•

Standardised customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals and small businesses not classified as non-standardised customers. Management of these risks is based on internal risk assessment and automatic decision-making models, and supported by teams of analysts specialising in this type of risk.

TOTAL CREDIT RISK EXPOSURES

The Group’s exposures to credit risk arise in the following businesses:

•	Retail exposures consist of residential mortgages, banking, and other personal financial services products and are managed by the Retail Banking division.

•

Corporate exposures consist of loans, bank accounts, treasury services, asset finance, cash transmission, trade finance and invoice discounting to large corporates, small and medium-sized (‘SME’) UK companies and specialist businesses. Corporate exposures are managed by the Corporate Banking division.

•

Sovereign exposures consist of deposits with central banks, loans and debt securities issued or guaranteed by central and local governments. Sovereign exposures are managed and monitored by the Strategic Risk and Financial Management Committee (‘SRFM’) in the Group Infrastructure division and by the Short Term Markets desk in the Corporate Banking division.

Other exposures arise in connection with a variety of purposes:

•	As part of the Group’s treasury trading activities, which are managed by the Corporate and Markets divisions;

•	For yield and liquidity purposes, including Asset and Liability Management in Group Infrastructure; and

•	In the Treasury asset portfolio which is being run down. This is managed by the Group Infrastructure division.

Maximum exposure to credit risk

The following table presents the Group’s estimated maximum exposure to credit risk at 31 December 2011 and 2010 without taking account of any collateral held or other credit enhancements:

	2011 £m	2010 £m
Balances with central banks	24,956	25,569
Trading assets	12,497	21,034
Securities purchased under resale agreements	11,464	15,073
Derivative financial instruments	30,780	24,377
Financial assets designated at fair value	5,005	6,777
Available-for-sale securities	46	175
Loan and receivable securities	1,771	3,610
Loans and advances to customers	201,069	195,132
Loans and advances to banks	2,417	3,206
Other	1,281	1,951

Total exposure(1)	291,286	296,904

(1)

In addition, the Group is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 38 of the Consolidated Financial Statements.

Santander UK plc 2011 Annual Report	73

Business and Financial Review

Risk Management Report continued

MEASURES AND MEASUREMENT TOOLS

Rating tools

The Group uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Company’s historical experience, with the exception of certain portfolios classified as “low default portfolios”, where the probability is assigned using external sources, as described below.

Banco Santander, S.A. global rating tools are applied to the sovereign, financial institution and large corporates segments. Management of the rating tools for these segments is centralised at Banco Santander, S.A. group level, with rating calculation and risk monitoring devolved to the Group under Banco Santander, S.A. group supervision. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s expert judgement. The ratings are reviewed at least annually or more frequently in the case of watchlist counterparts.

For non-standardised corporates and financial institutions, Banco Santander, S.A. has defined a single methodology for the construction of a rating in each country, based on an automatic module which includes an initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The latter is based on a corrective questionnaire which enables the analyst to modify the automatic score up or down in a controlled manner. The quantitative rating is determined by analysing the credit performance of a sample of customers and the correlation with their financial statements. Ratings assigned to customers are reviewed at least annually to include any new financial information available and the Group’s experience in its banking relationship with the customer. The frequency of the reviews is increased when customers reach certain levels in the automatic warning systems or are classified as requiring special monitoring. The rating tools are also reviewed in order to progressively fine-tune the ratings they provide.

For standardised customers, both legal entities and individuals, the Group has scoring tools that automatically assign a score to the proposed transactions. The ratings are reviewed and updated periodically, depending on performance.

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

The combination of these risk parameters (i.e. PD, LGD and EAD) enables calculation of the probable loss or expected loss (‘EL’). The risk parameters also make it possible to calculate the Basel II regulatory capital.

For portfolios with limited internal default experience (e.g. banks) parameter estimates are based on alternative sources, such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as “low default portfolios”.

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

74	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Master scale of global ratings

The following tables are used to calculate regulatory capital. They assign a PD on the basis of the internal rating, with a minimum value of 0.03%. These PDs are applied uniformly throughout the Santander group in accordance with the global management of these portfolios. As can be seen, the PD assigned to the internal rating is not exactly equal for the same rating in each portfolio, although it is very similar in the tranches where most of the exposure is concentrated (i.e. in tranches with a rating of more than six).

Probability of default

Large Corporate
Internal Rating	Probability of default %
8.5 to 9.3	0.030
8.0 to 8.5	0.033
7.5 to 8.0	0.056
7.0 to 7.5	0.095
6.5 to 7.0	0.161
6.0 to 6.5	0.271
5.5 to 6.0	0.458
5.0 to 5.5	1.104
4.5 to 5.0	2.126
4.0 to 4.5	3.407
3.5 to 4.0	5.462
3.0 to 3.5	8.757
2.5 to 3.0	14.038
2.0 to 2.5	22.504
1.5 to 2.0	36.077
< 1.5	57.834

Banks
Internal Rating	Probability of default %
8.5 to 9.3	0.030
8.0 to 8.5	0.039
7.5 to 8.0	0.066
7.0 to 7.5	0.111
6.5 to 7.0	0.186
6.0 to 6.5	0.311
5.5 to 6.0	0.521
5.0 to 5.5	0.874
4.5 to 5.0	1.465
4.0 to 4.5	2.456
3.5 to 4.0	4.117
3.0 to 3.5	6.901
2.5 to 3.0	11.569
2.0 to 2.5	19.393
1.5 to 2.0	32.509
< 1.5	54.496

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

•

Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting per counterparty. Limits can be established either through the framework of pre-approved or pre-classified limits or by the granting of a specific approval.

•	Sale: this is the decision-making phase for both transactions under pre-classified limits and those which have received specific approval.

•	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk limit planning and setting

Risk limit planning and setting is the first of the pre-sale risk management procedures and is a dynamic process that identifies the Group’s risk appetite through the discussion of business proposals and the attitude to risk. This process is defined in the global risk limit plan, a comprehensive document for the integrated management of the balance sheet and its inherent risks, which establishes risk appetite on the basis of the various factors involved. The risk limits are founded on two basic structures: customers/segments and products.

For non-standardised risks, a top-level risk limit is approved if the quantum of risk required to support the customer is material when compared to its overall financing needs. This limit covers a variety of products (such as lending, trade finance or derivatives) enabling the Group to define a total risk appetite with that customer based on its current and expected financial needs. For global corporate groups, a pre-classification model based on an economic capital measurement and monitoring system is used. For the large corporate customers, a simplified pre-classification model is applied for customers meeting certain requirements.

For standardised risks, the risk limits are planned and set using the credit management programme, a document agreed upon by the business areas and the Risk Division and approved by the Risk Committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Santander UK plc 2011 Annual Report	75

Business and Financial Review

Risk Management Report continued

Risk analysis and credit rating process

Risk analysis is another key pre-sale procedure and is a pre-requisite for the approval of credit to customers by the Group. This analysis consists of examining the customer’s ability to meet its contractual obligations to the Group, which involves analysing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted when a new customer or transaction arises or with a pre-established frequency, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning is triggered or an event affecting the credit risk of the customer or transaction occurs.

Transaction decision-making

The purpose of the transaction decision-making process is to analyse transactions and then make a decision about whether or not to approve the transaction, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return. The Group uses, among others, the RORAC methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In order to ensure adequate credit quality control in addition to the tasks performed by the Internal Audit Division, the Risk Division has a specific risk monitoring function that covers all non-standardised portfolios and to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopting mitigating actions. The risk monitoring function is specialised by customer segment.

For this purpose a system called “companies under special watch” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories, three of which are considered as ‘proactive’ (extinguish, secure and reduce) and one of which is considered ‘enhanced monitoring’ (monitor). The inclusion of a customer in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this customer, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed monthly and the assigned rating is reviewed at least every six months, or every three months for those classified in the proactive categories. A customer can be classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that customer or the triggering of the automatic warning system.

For exposures to standardised customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio compared to the forecasts contained in the credit management programmes.

Analysis of the mortgage portfolio

With regard to standardised exposures, the mortgage loan portfolio is particularly noteworthy because of its significance with respect to the Group’s total loans and receivables. Disclosures relating to the mortgage portfolio are set out in the section entitled Credit Risk-Retail Banking.

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

The risk control function assesses risks from various complementary perspectives, including geographical location, business area, management model and product and process, thus facilitating the detection of specific areas of action requiring management actions to control the risk profile of the group.

Within the corporate framework established in the wider Banco Santander, S.A. group for compliance with the US Sarbanes-Oxley Act of 2002, a corporate tool is used for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. The Risk Division assesses annually the efficiency of the internal control of its activities.

76	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Scenario analysis

As part of the ongoing risk management and oversight process, the Group performs simulations of the portfolio performance in different adverse and stress scenarios (‘stress testing’) which enable it to assess the Group’s capital adequacy in certain future situations. These simulations cover the Group’s main portfolios and are conducted systematically using a corporate methodology which:

•	Determines the sensitivity of risk factors (PD, LGD) to macroeconomic variables.

•	Characterises benchmark scenarios.

•

Identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

•	Estimates the expected loss associated with each scenario and the changes in the risk profile of each portfolio arising from variations in macroeconomic variables.

The simulation models used by the Group use data of a full business cycle to calibrate the performance of risk factors, given certain movements in macroeconomic variables. In the corporate banking area, since low-default portfolios are involved, there is insufficient historical default data available to perform the calibration and, therefore, expert judgement is used.

The main macroeconomic variables contained in the Group’s scenarios are as follows:

•	Unemployment rate;

•	Property prices;

•	Gross domestic product (‘GDP’);

•	Interest rates; and

•	Inflation rate.

The scenario analysis enables management to better understand the expected performance of the portfolio given certain changing market conditions and situations. The analyses performed, both in benchmark and in stressed scenarios, with a time horizon of five years, show the strength of the balance sheet against the macroeconomic situations simulated.

Recovery management

Recovery management is defined as a strategic, integrated business activity. Banco Santander, S.A. has a global model which is applied and implemented locally by the Group, considering the specific features of the business in each area of activity.

The objectives of the recovery process are as follows:

•

To collect payments in arrears so that accounts return to performing status. If this is not possible within a reasonable time period, the aim is to fully or partially recover debts, regardless of their status for accounting or management purposes.

•

To maintain and strengthen the relationship with customers, paying attention to customer payment behaviour. Specifically to ensure that the individual circumstances and reason for arrears are carefully considered when agreeing solutions with customers to ensure that arrangements are affordable and support repayment of arrears in a timely and sustainable manner.

Santander UK plc 2011 Annual Report	77

Business and Financial Review

Risk Management Report continued

CREDIT RISK: CONCENTRATION AND MITIGATION

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.

Significant concentrations of credit risk

The management of risk concentration is a key part of risk management. The Group tracks the degree of concentration of its credit risk portfolios using various criteria, including geographic areas and countries, economic sectors, products and groups of customers.

During 2011, the Group’s most significant exposures to credit risk derived from:

•	the residential mortgage portfolio and unsecured personal lending portfolio in Retail Banking;

•

secured lending and derivatives exposures to companies, real estate entities and social housing associations, as well as portfolios of assets inconsistent with the Group’s future strategy such as shipping and aviation in Corporate Banking;

•	derivatives exposure to financial institutions in Markets; and

•	the Treasury asset portfolio in run down within Group Infrastructure.

In Retail Banking, the business consists of a relatively large number of homogenous loans where a problem with one customer will have a relatively small impact. In Corporate Banking, the business consists of a relatively small number of high value balances where a problem with one customer may cause a relatively large impact.

The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK, including UK social housing associations. This is a prime portfolio with total exposure of £173.5bn at 31 December 2011 (31 December 2010: £172.4bn). The Unsecured Personal Loan portfolio comprises unsecured loans to private individuals in the UK. Total exposure stood at £2.9bn at 31 December 2011 (31 December 2010: £3.3bn).

The corporate and SME portfolios in Corporate Banking are largely unsecured, and the real estate and social housing portfolios in Corporate Banking comprise loans and associated derivatives secured on UK property. The total committed facilities exposure to these portfolios was £52.8bn at 31 December 2011 (31 December 2010: £54.0bn).

The derivatives exposures in Markets are mitigated by collateralisation as described in the section on Markets – Derivatives.

The holdings in the Treasury asset portfolio benefit from senior positions in the creditor cascade or are covered by derivatives with well rated market counterparties with additional protection given by daily collateralisation under market standard documentation.

Although the operations of Corporate Banking, Markets and Group Infrastructure are based mainly in the UK, they have built up exposures to various entities around the world and are therefore exposed to concentrations of risk related to geographic area. These are further analysed below:

	2011				2010
		Markets				Markets
	Corporate Banking	Non derivatives	Derivatives(1)	Group Infrastructure	Corporate Banking	Non derivatives	Derivatives(1)	Group Infrastructure
Country	%	%	%	%	%	%	%	%

UK	86	68	23	66	86	60	56	77
Rest of Europe	8	18	41	8	10	25	30	6
US	2	14	28	26	1	6	9	16
Other, including non-OECD	4	—	8	—	3	9	5	1

	100	100	100	100	100	100	100	100

(1)	Derivative counterparty exposures are managed and reported on a group basis

Geographical exposures are governed by country limits set by Banco Santander, S.A. centrally and determined according to the classification of the country (whether it is a developed Organisation for Economic Co-operation and Development (‘OECD’) country or not), the rating of the country, its gross domestic product and the type of business activities and products the Banco Santander, S.A. group wishes to engage in within that country. The Group is constrained in its country risk exposure, within the Banco Santander, S.A. group limits, and by its capital base.

Credit risk mitigation

In managing its gross exposures, the Group uses the policies and processes described in the Credit Risk sections below. Collateral, when received, can be held in the form of security over mortgaged property, debentures over a company’s assets and through market-standard collateral agreements (cash or highly liquid securities).

78	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

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

	Group
2011	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	6,144	—	—	6,144	—	6,144
- Loans and advances to customers	6,687	—	—	6,687	—	6,687
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	4,376	—	—	4,376	—	4,376
Loans and advances to banks
- Placements with other banks	2,405	—	—	2,405	—	2,405
- Amounts due from parent	2,082	—	—	2,082	—	2,082
Loans and advances to customers
- Advances secured on residential property	161,767	4,143	937	166,847	(478)	166,369
- Corporate loans	20,746	306	850	21,902	(432)	21,470
- Finance leases	2,937	—	7	2,944	(37)	2,907
- Other secured advances	3,411	144	155	3,710	(107)	3,603
- Other unsecured advances	6,745	186	266	7,197	(509)	6,688
- Amounts due from fellow subsidiaries	32	—	—	32	—	32
Loans and receivables securities	1,756	—	21	1,777	(6)	1,771

Total loans and advances	219,088	4,779	2,236	226,103	(1,569)	224,534

	Company
2011	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	45	—	—	45	—	45
Loans and advances to banks
- Placements with other banks	1,192	—	—	1,192	—	1,192
- Amounts due from subsidiaries	89,524	—	—	89,524	—	89,524
Loans and advances to customers
- Advances secured on residential property	161,741	4,142	937	166,820	(477)	166,343
- Corporate loans	7,687	211	589	8,487	(134)	8,353
- Other secured advances	2,847	144	155	3,146	(107)	3,039
- Other unsecured advances	3,433	91	208	3,732	(249)	3,483
- Amounts due from fellow subsidiaries	27	—	—	27	—	27
- Amounts due from subsidiaries	727	—	244	971	(244)	727
Loans and receivables securities	5,187	—	21	5,208	(6)	5,202

Total loans and advances	272,410	4,588	2,154	279,152	(1,217)	277,935

Santander UK plc 2011 Annual Report	79

Business and Financial Review

Risk Management Report continued

	Group
2010	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	8,281	—	—	8,281	—	8,281
- Loans and advances to customers	8,659	—	—	8,659	—	8,659
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	11	—	—	11	—	11
- Loans and advances to customers	5,468	—	—	5,468	—	5,468
Loans and advances to banks
- Placements with other banks	3,206	—	—	3,206	—	3,206
- Amounts due from parent	646	—	—	646	—	646
Loans and advances to customers
- Advances secured on residential property	161,168	3,735	1,170	166,073	(526)	165,547
- Corporate loans	15,395	256	677	16,328	(396)	15,932
- Finance leases	2,600	21	32	2,653	(19)	2,634
- Other secured advances	3,607	274	61	3,942	(77)	3,865
- Other unsecured advances	7,131	233	370	7,734	(637)	7,097
- Amounts due from fellow subsidiaries	57	—	—	57	—	57
Loans and receivables securities	3,591	—	25	3,616	(6)	3,610

Total loans and advances	219,820	4,519	2,335	226,674	(1,661)	225,013

	Company
2010	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	55	—	—	55	—	55
- Loans and advances to customers	44	—	—	44	—	44
Loans and advances to banks
- Placements with other banks	1,118	—	—	1,118	—	1,118
- Amounts due from parent	3	—	—	3	—	3
- Amounts due from subsidiaries	114,836	—	—	114,836	—	114,836
Loans and advances to customers
- Advances secured on residential property	161,152	3,735	1,170	166,057	(524)	165,533
- Corporate loans	5,075	160	494	5,729	(140)	5,589
- Other secured advances	3,175	242	53	3,470	(77)	3,393
- Other unsecured advances	3,642	118	258	4,018	(399)	3,619
- Amounts due from fellow subsidiaries	46	—	—	46	—	46
- Amounts due from subsidiaries	1,043	—	316	1,359	(316)	1,043
Loans and receivables securities	5,359	—	25	5,384	(6)	5,378

Total loans and advances	295,548	4,255	2,316	302,119	(1,462)	300,657

80	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Credit quality of loans and advances that are neither past due nor individually impaired

The credit quality of loans and advances that are neither past due nor individually impaired is as follows:

	Group
2011	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Trading assets
- Loans and advances to banks	5,647	486	11	6,144
- Loans and advances to customers	6,678	9	—	6,687
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	4,376	—	—	4,376
Loans and advances to banks
- Placements with other banks	2,405	—	—	2,405
- Amounts due from parent	2,082	—	—	2,082
Loans and advances to customers
- Advances secured on residential property	148,799	12,537	431	161,767
- Corporate loans	17,376	3,165	205	20,746
- Finance leases	2,582	351	4	2,937
- Other secured advances	1,662	1,671	78	3,411
- Other unsecured advances	972	5,580	193	6,745
- Amounts due from fellow subsidiaries	32	—	—	32
Loans and receivables securities	1,208	153	395	1,756

Total loans and advances	193,819	23,952	1,317	219,088

	Company
2011	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	45	—	—	45
Loans and advances to banks
- Placements with other banks	1,192	—	—	1,192
- Amounts due from parent	—	—	—	—
- Amounts due from subsidiaries	89,524	—	—	89,524
Loans and advances to customers
- Advances secured on residential property	148,775	12,535	431	161,741
- Corporate loans	6,843	802	42	7,687
- Other secured advances	1,387	1,395	65	2,847
- Other unsecured advances	495	2,840	98	3,433
- Amounts due from fellow subsidiaries	27	—	—	27
- Amounts due from subsidiaries	727	—	—	727
Loans and receivables securities	4,756	105	326	5,187

Total loans and advances	253,771	17,677	962	272,410

	Group
2010	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Trading assets
- Loans and advances to banks	8,035	191	55	8,281
- Loans and advances to customers	8,659	—	—	8,659
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	11	—	—	11
- Loans and advances to customers	5,468	—	—	5,468
Loans and advances to banks
- Placements with other banks	3,193	—	13	3,206
- Amounts due from parent	646	—	—	646
Loans and advances to customers
- Advances secured on residential property	148,086	12,542	540	161,168
- Corporate loans	10,211	4,768	416	15,395
- Finance leases	1,165	1,370	65	2,600
- Other secured advances	1,670	1,655	282	3,607
- Other unsecured advances	1,086	5,805	240	7,131
- Amounts due from fellow subsidiaries	57	—	—	57
Loans and receivables securities	2,457	486	648	3,591

Total loans and advances	190,744	26,817	2,259	219,820

Santander UK plc 2011 Annual Report	81

Business and Financial Review

Risk Management Report continued

	Company
2010	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	55	—	—	55
- Loans and advances to customers	44	—	—	44
Loans and advances to banks
- Placements with other banks	1,105	—	13	1,118
- Amounts due from parent	3	—	—	3
- Amounts due from subsidiaries	114,836	—	—	114,836
Loans and advances to customers
- Advances secured on residential property	148,072	12,540	540	161,152
- Corporate loans	1,576	3,320	179	5,075
- Other secured advances	1,470	1,456	249	3,175
- Other unsecured advances	555	2,965	122	3,642
- Amounts due from fellow subsidiaries	46	—	—	46
- Amounts due from subsidiaries	1,043	—	—	1,043
Loans and receivables securities	4,256	486	617	5,359

Total loans and advances	273,061	20,767	1,720	295,548

Internal measures of credit quality have been used in the table analysing credit quality, above. Different measures are applied to retail and corporate lending, as follows:

	Retail Lending			Corporate Lending
	Expected loss	Probability of default		Probability of default
Financial statements description	Unsecured(1)	Secured(2)
Good	0.0 - 0.5%	0.0 - 0.5	%(3)	0.0 - 0.5%
Satisfactory	0.5 - 12.5%	0.5 – 12.5%		0.5 - 12.5%
Higher Risk	12.5%+	12.5	%+	12.5%+

(1)	Unsecured consists of other unsecured advances to individuals.
(2)	Secured consists of advances to individuals secured on residential property.
(3)	Or a loan-to-value (‘LTV’) ratio of less than 75%.

Summarised descriptions of credit quality used in the financial statements relating to retail and corporate lending are as follows:

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

82	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

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

	Group
2011	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,451	899	1,121	672	4,143
- Corporate loans	—	—	—	306	—	306
- Finance leases	—	—	—	—	—	—
- Other secured advances	—	24	25	71	24	144
- Other unsecured advances	47	81	23	24	11	186

Total loans and advances	47	1,556	947	1,552	707	4,779

	Company
2011	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,451	899	1,120	672	4,142
- Corporate loans	—	—	—	211	—	211
- Other secured advances	—	24	25	71	24	144
- Other unsecured advances	43	18	8	12	10	91

Total loans and advances	43	1,493	932	1,414	706	4,588

	Group
2010	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,444	827	1,031	433	3,735
- Corporate loans	—	—	—	256	—	256
- Finance leases	—	16	2	3	—	21
- Other secured advances	—	48	40	72	114	274
- Other unsecured advances	59	108	29	23	14	233

Total loans and advances	59	1,616	898	1,385	561	4,519

	Company
2010	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,444	827	1,031	433	3,735
- Corporate loans	—	—	—	160	—	160
- Other secured advances	—	42	35	64	101	242
- Other unsecured advances	54	25	14	11	14	118

Total loans and advances	54	1,511	876	1,266	548	4,255

Santander UK plc 2011 Annual Report	83

Business and Financial Review

Risk Management Report continued

Impairment loss allowances on loans and advances to customers

The Group’s impairment loss allowances policy is set out in Note 1 of the Consolidated Financial Statements.

Year-end impairment loss allowances on loans and advances to customers

An analysis of the Group’s impairment loss allowances on loans and advances to customers is presented below. The geographical analysis presented in the tables below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. Further geographical analysis, showing the country of domicile of the borrower rather than the office of lending is contained within the “Country Risk Exposure” tables on page 44.

	1,125	1,125	1,125	1,125	1,125
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Observed impairment loss allowances
Advances secured on residential properties - UK	381	369	313	174	74
Corporate loans - UK	325	271	185	13	—
Finance leases - UK	6	2	1	—	—
Other secured advances - UK	83	55	50	37	32
Unsecured personal advances - UK	330	381	341	227	250

Total observed impairment loss allowances	1,125	1,078	890	451	356

Incurred but not yet observed impairment loss allowances
Advances secured on residential properties - UK	97	157	171	184	102
Corporate loans - UK	107	125	172	289	—
Finance leases - UK	31	17	1	1	—
Other secured advances - UK	24	22	12	11	8
Unsecured personal advances - UK	179	256	53	65	85

Total incurred but not yet observed impairment loss allowances	438	577	409	550	195

Total impairment loss allowances	1,563	1,655	1,299	1,001	551

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in the Group’s impairment loss allowances on loans and advances is presented below.

	1,125	1,125	1,125	1,125	1,125
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Impairment loss allowances at 1 January	1,655	1,299	1,001	551	536
Amounts written off
Advances secured on residential properties - UK	(92)	(42)	(84)	(32)	(9)
Corporate loans - UK	(124)	(68)	—	—	—
Finance leases - UK	(9)	(5)	(4)	—	(1)
Other secured advances - UK	(48)	(48)	(17)	(9)	(24)
Unsecured personal advances - UK	(458)	(448)	(425)	(262)	(339)

Total amounts written off	(731)	(611)	(530)	(303)	(373)

Observed impairment losses charged against profit
Advances secured on residential properties - UK	104	98	223	132	38
Corporate loans - UK	178	154	172	13	—
Finance leases - UK	14	6	5	—	—
Other secured advances - UK	76	53	30	14	(17)
Unsecured personal advances - UK	407	488	539	239	346

Total observed impairment losses charged against profit	779	799	969	398	367

Incurred but not yet observed impairment losses charged against profit	(140)	(53)	(141)	(4)	21

Total impairment losses charged against profit	639	746	828	394	388

Assumed through transfers of entities under common control	—	221	—	359	—

Impairment loss allowances at 31 December	1,563	1,655	1,299	1,001	551

Recoveries

An analysis of the Group’s recoveries is presented below.

	1,125	1,125	1,125	1,125	1,125
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Advances secured on residential properties - UK	3	1	1	1	2
Corporate loans - UK	2	12	23	—	—
Finance leases - UK	3	1	1	—	—
Other secured advances - UK	10	—	—	12	6
Unsecured personal advances - UK	56	20	30	33	36

Total amount recovered	74	34	55	46	44

84	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Group non-performing loans and advances(1,3)

An analysis of the Group’s non-performing loans and advances is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Non-performing loans and advances that are impaired - UK	1,725	1,843	1,613	1,143	296
Non-performing loans and advances that are not impaired - UK	2,254	1,874	2,000	1,235	596

Total non-performing loans and advances(2)	3,979	3,717	3,613	2,378	892

Total Group loans and advances to customers(3,4)	206,311	202,091	190,067	183,345	118,399

Total Group impairment loss allowances	1,563	1,655	1,299	1,001	551

	%	%	%	%	%
Non-performing loans and advances as a % of customers assets	1.93	1.84	1.90	1.30	0.75
Coverage ratio(5)	39.29	44.53	35.95	42.09	61.77

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.
(2)	All non-performing loans continue accruing interest.
(3)	Accrued interest is excluded for purposes of these analyses.
(4)	Loans and advances to customers include social housing loans and finance leases, and exclude trading assets.
(5)	Impairment loan loss allowances as a percentage of non-performing loans and advances.

2011 compared to 2010

In 2011, the value of non-performing loans increased to £3,979m (2010: £3,717m) and non-performing loans as a percentage of loans and advances to customers increased to 1.93% (2010: 1.84%). Non-performing loans increased as a result of further stress in the legacy portfolio of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written pre 2008 and residential mortgages, where a technical definition change resulted in more cases being classified as NPLs. The additional NPLs arose from cases sole deceased and past maturity, where the mortgage or part of the mortgage is still outstanding. Sole deceased cases fall into arrears as the sole mortgage account holder has died and the monthly instalments continue to accrue resulting in arrears, until the customer’s estate settles the outstanding mortgage and the associated arrears. Past maturity refers to loans that have reached maturity date when the mortgage should have been repaid but still remains outstanding, with the customer continuing to pay the normal monthly instalments.

The overall coverage ratio decreased to 39.29% from 44.53% due to lower impairment loss allowances, offset slightly by the increase in non-performing loans and advances. Despite a decrease from 2010, secured coverage has remained relatively strong at 20% (2010: 22%) as a result of stable non-performing loans.

2010 compared to 2009

In 2010, the value of non-performing loans increased slightly to £3,717m (2009: £3,613m) while non-performing loans as a percentage of loans and advances to customers decreased to 1.84% (2009: 1.90%). Mortgage and unsecured non-performing loans have decreased by £113m relative to 2009 (this included £84m of additional non-performing loans resulting from the acquisition of the Santander Cards and Santander Consumer businesses (the ‘Perimeter companies’) in October and November 2010, respectively). This was offset by an increase in corporate non-performing loans due to the deterioration of the economic conditions in this market. The mortgage NPL ratio of 1.41% remained below the industry average.

The overall coverage ratio increased to 44.53% from 35.95% (of this increase 6.1% was generated from the Perimeter companies acquired in 2010), reflecting our conservative stance, given unpredictability of future market conditions. Secured coverage was relatively strong at 22%, reflecting the point in the economic cycle.

Further analyses on the Group non-performing loans and advances are set out in the Retail Banking and Corporate Banking credit risk discussions below.

Group loan collections, including forbearance

The Collections and Recoveries Department (‘Collections & Recoveries’) is responsible for debt management initiatives by the Retail Banking division. The Workouts and Collections Department (‘Workouts & Collections’) is responsible for debt management activities on the other portfolios. Debt management strategies, which include affordability assessment, use of collection tools, negotiation of appropriate repayment arrangements and debt counselling, can start prior to actual payment default or as early as the day after a repayment is past due and can continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk.

Forbearance

To support customers that encounter actual or apparent financial difficulties, the Group may grant a concession whether temporary or permanent to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance.

Santander UK plc 2011 Annual Report	85

Business and Financial Review

Risk Management Report continued

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. The Group’s policies and practices are based on criteria which, in the judgement of management, indicate that repayment is likely to continue.

The Group also aims to ensure that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, the Group or by a third party.

•

Retail - In the retail portfolios, forbearance strategies can include approved debt counselling plans, payment arrangements, capitalisation, term extensions and switches from capital and interest repayments to interest-only payments. For further information, refer to the discussions of forbearance and restructured loans in “Credit Risk - Retail Banking”.

•

Corporate - In the corporate portfolios, forbearance strategies can include term extensions, interest only concessions, provision of additional security or guarantees, resetting of covenants, seeking additional equity and debt for equity swaps. For further information, refer to the discussions of forbearance and restructured loans in “Credit Risk - Corporate Banking”.

Other support for customers

In addition, the Group participates in the following UK Government-sponsored programmes:

•

Income Support for Mortgage Interest: This is a medium-term Government initiative that provides certain defined categories of customers, principally those who are unemployed, access to a benefit scheme, paid for by the Government, which covers all or part of the interest on the mortgage. Qualifying customers are able to claim for mortgage interest on up to £200,000 of the mortgage, and the benefit is payable for a maximum of two years. All decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the Government. Payments are made directly to the Group by the appropriate Government department.

•

Mortgage Rescue Scheme: This is a short-term Government initiative for borrowers in difficulty and facing repossession, who would have priority for re-housing by a local authority (e.g. the elderly, disabled, single parents). Eligible customers can have their property bought in full or part by the social rented sector and then remain in their home as a tenant or shared equity partner. If the property is sold outright the mortgage is redeemed in full.

•

Delay Repossession: Under this initiative lenders will not begin repossession proceedings for at least three months when a customer is in arrears. This does not apply to fraud cases. The undertaking is in addition to the procedures of the Pre-Action Protocol, under which mortgage providers are obliged to explore a range of options to avoid repossession and substantiate actions they have taken before submitting a court application for a Possession Order.

•

HomeBuy Direct: This scheme covers certain newly built homes on specific housing developments across England. The scheme is provided through ‘HomeBuy agents’. HomeBuy agents are housing associations that have been authorised to run schemes for people who have difficulty buying a home. Customers can only buy a home through HomeBuy Direct if their household earnings are no more than £60,000 per annum, and they cannot otherwise afford to buy a home in their area. The HomeBuy Direct scheme is open to people who rent council or housing association properties; ‘key workers’ in the public sector (e.g. teachers) and first-time buyers. The scheme provides up to 30% of the purchase price through an equity loan that has no repayments for the first five years. After this there is an annual fee of 1.75%, which will increase annually with inflation. The customer can increase their share of ownership at any time.

•

‘Breathing space’ initiative: This is a Government led initiative (targeted at unsecured products) which requires the banking industry to allow a ‘breathing space’ of up to 60 days to allow borrowers in difficulty to agree a repayment plan through a debt advice charity prior to any action being taken by the bank to recover the outstanding debt.

In addition to these retail-related initiatives, the Group participates in a number of other initiatives designed to assist borrowers. These include:

•

Statement of Principles: The Group through a number of its businesses has signed up to the Statement of Principles outlining an agreed approach to working with micro-enterprises (entities with fewer than 10 employees and having a turnover of less than euro 2m). The principles include how to ensure that the right relationship is established from the start, how to help if the business faces difficulties and how businesses can work most effectively with their bank. As part of the Group’s commitment to the Statement of Principles, it issues a Letter of Concern to customers when it has concerns about their business or the Group’s relationship with them. This ensures that the customer understands the Group’s concerns. The approach aims to generate early dialogue between the customer and the Group, so that a joint approach to the situation can be developed.

•

The Lending Code: The Lending Code is a voluntary set of commitments and standards of good practice, introduced by the British Bankers’ Association, to ensure that lenders act fairly and reasonably in all dealings with customers.

•

Business Lending Taskforce: The Group is actively involved in the Business Lending Taskforce, which has committed to 17 actions in three broad areas: (i) improving customer relationships; (ii) ensuring better access to finance; and (iii) providing better information and promoting understanding.

Group restructured loans

At 31 December 2011, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £1,914m (2010: £1,595m, 2009: £894m).

86	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

CREDIT RISK - RETAIL BANKING

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises principally in connection with Retail Banking’s loan and investment assets (including residential mortgages, unsecured lending, and finance leases and credit cards).

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

RETAIL BANKING CUSTOMER ASSETS

Retail Banking offers a comprehensive range of banking products and related financial services to customers throughout the UK, including residential mortgages, other banking and consumer credit products such as current account facilities and overdrafts, and provides unsecured personal loans, credit cards, finance leases and other secured loans.

An analysis of Retail Banking customer assets is presented below.

	2011 £bn	2010 £bn	2009 £bn
Advances secured on residential properties(1)	166.2	165.8	160.6
Other secured advances	—	0.4	—
Unsecured loans
- Overdrafts(2)	0.5	0.5	0.6
- Unsecured Personal Loans(2,3)	2.9	3.3	4.2
- Other loans (cards and consumer) (2)	2.8	3.8	—
Finance leases(4)	3.0	1.5	—
Other loans	—	0.1	0.1

Total	175.4	175.4	165.5

(1)	Excludes loans to UK Social Housing Associations, which are managed within Corporate Banking, accrued interest and other items.
(2)	Overdrafts, UPLs and other loans relating to cards and consumer are disclosed within unsecured loans and other loans in Note 18.
(3)	Includes cahoot UPLs of £0.1bn (2010: £0.2bn, 2009: £0.3bn).
(4)	Additional finance leases of £1.1bn (2010:£1.2bn) are managed and classified within Corporate Banking.

Further discussion and analysis is set out below on the main products and services offered by Retail Banking, consisting of residential mortgages, and banking and consumer credit, including current account facilities, unsecured personal loans, finance lease arrangements and credit cards.

RESIDENTIAL MORTGAGES

Retail Banking grants mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers.

Residential mortgage lending(1)

An analysis of movements in Retail Banking mortgage balances is presented below.

	2011 £bn	2010 £bn	2009 £bn
At 1 January	165.8	160.6	153.2
Gross mortgage lending in the year	23.0	23.9	26.1
Redemptions and repayments in the year	(22.6)	(18.6)	(18.8)
Other(2)	—	—	0.1

At 31 December	166.2	165.9	160.6

(1)	Excludes loans to UK Social Housing Associations, which are managed within Corporate Banking, accrued interest and other items.
(2)	Transfers between segments.

Santander UK plc 2011 Annual Report	87

Business and Financial Review

Risk Management Report continued

Managing Credit Risk

Retail Banking lends on many types of property but only after a credit risk assessment of the borrower, including affordability modelling (i.e. an assessment of the customer’s capacity to repay) and an assessment of the property is undertaken. The quality of the mortgage assets are monitored to ensure that they are within agreed portfolio limits. Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, Loan-to-Value (‘LTV’) ratio, borrower status and the mortgage credit score.

All mortgages provided by Retail Banking are secured on UK or Isle of Man properties. All properties must be permanent in construction; mobile homes are not acceptable. The Group can provide a loan for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.

Collateralisation

Prior to granting any first mortgage loan on a property, the Group has the property valued by an approved and qualified surveyor. The valuation is based on Group guidelines, which build upon the Royal Institution of Chartered Surveyors (‘RICS’) guidance on valuation methods. In the case of re-mortgages, where the LTV is 75% or lower, the risk judged by the size of the advance requested is medium to low, the credit score of the applicant is considered medium or high, and an accurate, reputable automated valuation is available, this may substitute for a surveyor’s valuation.

For existing mortgages, the current values of the properties on which individual mortgages are secured are estimated quarterly. For each individual property, details such as address, type of property and number of bedrooms are supplied to an independent agency that estimates current property valuations using information from recent property transactions and valuations in that local area. All additional loans require an automated valuation or surveyor’s valuation. The use of an automated valuation depends upon the availability of a reliable automated valuation, and the level of credit risk posed by the proposed loan.

31 December	2011 £m	2010 £m	2009 £m
Advances secured on residential properties carrying value	166,369	165,547	159,982
Collateral value of residential properties (1)	164,679	164,434	157,543

(1)	The collateral held excludes the impact of over-collateralisation – where the collateral held is of a higher value than the loan balance held.

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

c) Loans with original loan-to-value >100%

Progressively stricter lending criteria are applied to mortgages above a loan-to-value of 75%. Prior to 2009, in limited circumstances, customers were able to borrow more than 100% of the value of the property against which the loan was secured, within certain limits. Since 2009, no loans were made with a loan-to-value of more than 100%. During 2011, 2010 and 2009, less than 0.1% of new secured loan advances were made with a loan-to-value of more than 90%. Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced, arrears and the costs of liquidation.

d) Sub-prime lending

The Group has no appetite or product offering for sub-prime business. The Group’s credit policy explicitly prohibits such lending and is designed to ensure that any business written is responsible, affordable (both initially and on an on-going basis) and of a good credit quality.

88	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Mortgage credit quality and credit risk mitigation – loan-to-value analysis(1)

Loan-to-value analysis:	2011	2010	2009
New business
< 75%	70%	74%	83%
75% - 90%	30%	26%	17%
> 90%	—	—	—

	100%	100%	100%

Average loan-to-value of new business (at inception)	64%	62%	61%
Stock
< 75%	66%	67%	61%
75% - 90%	22%	22%	22%
90% - 100%	7%	7%	10%
>100% i.e. negative equity	5%	4%	7%

	100%	100%	100%

Average loan-to-value of stock (indexed)	52%	51%	52%
Average loan-to-value of impaired loans	67%	67%	70%
Average loan-to-value of unimpaired loans	52%	51%	52%

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.

During 2011, LTV on new business completions rose from 62% to 64%, due to policy and price changes allowing high quality, higher LTV applications to be accepted. At 31 December 2011, 4.8% of the retail mortgage portfolio was over 100% LTV compared with 4.3% at 31 December 2010. This increase was due to a decrease in house prices, however, both the >100% and 90-100% LTV stock is considerably lower than in 2009. Additionally, the percentage of the portfolio with LTV greater than 90% (12%) remains well below the UK industry average of 17% (CACI Mortgage Market Data).

At 31 December 2011, the indexed stock LTV increased to 52% from 51% at 31 December 2010, again mainly due to decreasing house prices. The average LTV of impaired loans is higher than that of unimpaired loans due to higher LTV business being inherently riskier and hence more likely to go into arrears. From 2010 to 2011 the LTV of impaired loans was unchanged at 67%. The vast majority of the mortgage loan portfolio is unimpaired, reflected by the fact that the LTV of unimpaired loans is the same as that of the entire portfolio.

Mortgage credit quality and credit risk mitigation – borrower profile(1)

Borrower profile:	2011	2010	2009
New business
First-time buyers	21%	21%	17%
Home movers	48%	47%	37%
Remortgagers	31%	32%	46%

	100%	100%	100%

Of which:(2)
- Interest-only loans	29%	34%	36%
- Flexi loans	9%	19%	9%
- Loans with original LTV >100%	—	—	—

Stock
First-time buyers	19%	18%	17%
Home movers	39%	39%	38%
Remortgagers	42%	43%	45%

	100%	100%	100%

Of which: (2)
- Interest-only loans	41%	42%	43%
- Flexi loans	18%	19%	18%
- Loans with original LTV >100%	—	—	—

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
(2)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories

During 2011, the proportion of new business from first-time buyers, home movers and remortgagers was relatively unchanged compared to 2010, due to conditions in the market remaining relatively static. A lower percentage of new interest-only and flexible loans were written in 2011 compared with 2010. For interest-only loans this was, in part, due to no longer accepting interest-only applications with an LTV greater than 75%.

During 2010, the proportion of new business from remortgages continued to decrease. This trend continued to be seen across the UK market as low interest rates and stricter lending criteria continued to reduce the incentives for customers to remortgage to another lender. During 2009, the proportion of new business from remortgages began to decrease. This trend was seen across the UK market as lower interest rates and stricter lending criteria began to reduce incentives for customers to remortgage to another lender.

Santander UK plc 2011 Annual Report	89

Business and Financial Review

Risk Management Report continued

Average earnings multiple (at inception)

	2011	2010	2009
Average earnings multiple (at inception)	3.0	2.9	2.8

The average earnings multiple (at inception) increased slightly during 2011. This was due to accepting a slightly increased number of higher income multiple but good quality (low risk) customers. During 2010, the average earnings multiple (at inception) increased as compared to 2009 due to a higher proportion of lending to first-time buyers which generally have higher earnings multiples.

Mortgages – Non-performing loans and advances

	2011 £m	2010 £m	2009 £m
Total mortgages non-performing loans and advances(1)(2) - UK	2,434	2,343	2,436
Total mortgage loans and advances to customers(2)	166,201	165,772	160,552
Total impairment loan loss allowances for mortgages - UK	478	526	484

	%	%	%
Mortgages non-performing loans and advances as a percentage of total mortgage loans and advances to customers	1.46	1.41	1.52
Coverage ratio(3)	19.64	22.45	19.87

(1)	Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for typically three months or longer.
(2)	Excludes accrued interest.
(3)	Impairment loan loss allowances as a percentage of non-performing loans and advances.

At 31 December 2011, mortgage non-performing loans as a percentage of mortgage loans and advances to customers increased to 1.46% (2010: 1.41%). However, the underlying performance remained stable with the overall increase due to a change in the NPL definition resulting in more cases classified as NPLs. The additional NPLs arose from cases past maturity and sole deceased, where the mortgage or part of the mortgage was still outstanding. Past maturity loans refer to loans that have reached the maturity date when the mortgage should have been repaid but still remains outstanding, with the customer continuing to pay the normal monthly instalments. Sole deceased cases fall into arrears as the sole mortgage account holder has deceased and the monthly instalments continue to accrue resulting in arrears until the customer’s estate settles the outstanding mortgage and the associated arrears. Excluding the impact of the change in NPL definition, the NPL ratio at 31 December 2011 was 1.39%, reflecting stable underlying performance, comparatives in the table above are not restated for the change. The mortgage NPL ratio of 1.46% remained considerably below the UK industry average based on Council of Mortgage Lenders (‘CML’) published data. The mortgage non-performing loan and advances performance reflects the high quality of the mortgage book, a lower than anticipated increase in unemployment and prolonged low interest rates. Impairment loss allowances decreased to £478m (2010: £526m) with the coverage ratio remaining relatively strong at 19.64% (2010: 22.45%) as a result of stable non-performing loans. Given the favourable underlying NPL performance and the early performance of new business written in 2011, the impairment reserves have decreased, resulting in a reduction in coverage.

In 2010, mortgage non-performing loans as a percentage of mortgage loans and advances to customers decreased to 1.41% (2009: 1.52%), despite the growth in the mortgage loans and advance to customer, as a result of effective collection processes, the high quality of the mortgage portfolio, stable unemployment and persistently low interest rates. Similarly, the level of mortgage non-performing loans and advances reduced to £2,343m at 31 December 2010 (2009: £2,436m). However, impairment loss allowances increased to £526m (2009: £484m), principally due to the higher number of loans and advances subject to the Group’s forbearance process, which require higher levels of impairment loss allowances to reflect their increased risk characteristics. At 31 December 2010, the coverage ratio increased to 22.45% (2009: 19.87%), as a result of both the increase in impairment loss allowances and the decline in the level of mortgage non-performing loans and advances.

Mortgages - non-performing loans and advances by higher risk loan type(1)

	2011 £m	2010 £m	2009 £m
Total mortgages non-performing loans and advances	2,434	2,343	2,436

Of which:
- Interest only loans	1,557	1,608	1,665
- Flexi loans	232	226	251
- Loans with original LTV > 100%	20	22	25

(1)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.

90	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Mortgages – Arrears

The following table analyses the residential mortgage arrears status at 31 December 2011 and 31 December 2010 for Retail Banking by volume and value.

	2011		2010		2009
	Volume ‘000	Value(1) £m	Volume ‘000	Value(1) £m	Volume ‘000	Value(1) £m
Performing	1,558	161,145	1,588	160,867	1,564	155,380
Early arrears(2)	24	2,488	23	2,439	25	2,625
Late arrears(3)(4)	26	2,434	21	2,343	22	2,436
Properties in possession	1	134	1	123	1	110

	1,609	166,201	1,633	165,772	1,612	160,551

(1)	Excludes accrued interest.
(2)	Early arrears refer to mortgages that are between 31 days and 90 days in arrears.
(3)	Late arrears refer to mortgages that are typically over 90 days in arrears.
(4)	Volumes exclude past maturity loans.

In 2011, arrears and repossession levels remained significantly better than UK industry benchmarks from the Council of Mortgage Lenders. Mortgage arrears increased slightly, supported by continued low interest rates and a high quality book coupled with effective handing procedures. Properties in possession increased slightly but remained stable at 0.06% of the total mortgage book by volume. Properties in possession by value increased slightly during the year and the ratio of properties in possession to the total mortgage book was considerably better than the industry average. This was due to stable sales performance of repossessed assets and strong rehabilitation rates for the cases in litigation.

In 2010, arrears and repossession levels were significantly better than industry benchmarks from the Council of Mortgage Lenders. Mortgage arrears decreased due to forbearance initiatives, low interest rates and Government policies. Both early and late arrears remained broadly stable as a result of the high quality mortgage book and effective collection handling limiting flow of entries to late arrears. Properties in possession remained broadly flat with intake stable.

The following table set forth information on UK residential mortgage arrears by volume of accounts (separately for higher risk loans and the remaining loan portfolio) at 31 December 2011, 2010 and 2009 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’).

	Group(1)					CML(2) (unaudited)
	Higher risk loans(3)			Remaining
Mortgage arrears	Interest-only loans	Flexible loans	Loans with original LTV > 100%	loan portfolio	Total(3)
	(Percentage of total mortgage loans by number)
31 to 60 days in arrears:
31 December 2009	0.45	0.07	0.01	0.51	1.00	—
31 December 2010	0.41	0.06	—	0.47	0.92	—
31 December 2011	0.44	0.07	0.01	0.49	0.95	—
61 to 90 days in arrears:
31 December 2009	0.27	0.04	—	0.29	0.58	—
31 December 2010	0.23	0.03	—	0.26	0.51	—
31 December 2011	0.27	0.04	—	0.28	0.56	—
Over 3 to 6 months in arrears:
31 December 2009	0.41	0.05	0.01	0.36	0.80	0.98
31 December 2010	0.36	0.05	—	0.33	0.72	0.89
31 December 2011	0.40	0.06	—	0.36	0.77	0.86
Over 6 to 12 months in arrears:
31 December 2009	0.22	0.04	—	0.16	0.40	0.82
31 December 2010	0.20	0.03	—	0.15	0.37	0.70
31 December 2011	0.24	0.04	—	0.17	0.42	0.64
Over 12 months in arrears:
31 December 2009	0.09	0.03	—	0.07	0.17	0.60
31 December 2010	0.11	0.02	—	0.08	0.20	0.56
31 December 2011	0.13	0.02	—	0.10	0.23	0.48

(1)	Group data is not readily available for arrears less than 31 days.
(2)	Council of Mortgage Lenders data is not available for arrears less than three months.
(3)

Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories. As a result, the total of the mortgage arrears for higher risk loans and remaining loan portfolio will not agree to the total mortgage arrears percentages.

With the exception of the “over 12 months” category, arrears decreased across all time categories between 2009 and 2010. Arrears rates increased slightly during 2011, increasing beyond 2009 levels for late arrears but remaining below 2009 levels for early arrears. Overall the arrears rate remained well below the industry average as provided by the Council of Mortgage Lenders.

In addition to the accounts in payment arrears, at 31 December 2011, 0.16% of loans had a capital balance outstanding 90 days after the contractual maturity date of the loan. These loans are not included in the table above. The balance remaining on these accounts is generally low, with an average balance of approximately £14,600.

Santander UK plc 2011 Annual Report	91

Business and Financial Review

Risk Management Report continued

Mortgages - arrears management

When a mortgage is in arrears, the account is considered due and classified in the Collections category. Collections & Recoveries is responsible for all debt management initiatives on the secured loan portfolio for Retail Banking. Debt management strategies, which include affordability assessment, negotiating appropriate repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics. Policies and processes are designed to ensure that collections staff tailor repayment arrangements to suit the individual circumstances and financial situation of the customer.

Collections & Recoveries’ activities exist to ensure customers who have failed to make their contractual or required minimum payments or have exceeded their agreed credit limits are encouraged, subject to assessment of circumstances and affordability, to enter into appropriate arrangements to pay back the required amounts, and in the event they are unable to do so to pursue recovery of the debt in order to maximise the net recovered balance. The overall aim is to minimise losses by helping customers repay their debts in a timely but affordable and sustainable manner whilst not adversely affecting brand, customer loyalty, fee income, or compliance with relevant legal and regulatory standards.

Collections & Recoveries activity is performed within either:

•	Santander UK, by Collections & Recoveries, utilising the Group’s operational centres and involves the use of selected third party specialists where appropriate; or

•	additional outsourced providers, using operational centres approved by the Group as sufficiently capable to deal with the Group customers to the high standards expected by the Group.

The Collections & Recoveries department follows the Collections & Recoveries policies and makes use of various collection and rehabilitation tools with the aim to bring the customer account up to date as soon as possible. The policies comply with the UK Financial Services Authority Treating Customers Fairly (‘TCF’) and Mortgage: Conduct of Business (‘MCOB’) rules and principles. The MCOB rules govern the relationship between mortgage lenders and borrowers in the UK, and are designed to improve the information available to consumers and increase their ability to make informed choices in the mortgage market.

General principles of collections

The general principles of the Group’s collections consist of:

•	Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of difficulties but this solution should be agreeable to the Group;

•	The Group will be sympathetic and not make unreasonable demands of the customer;

•	Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty;

•	Guarantors are pursued only after it is established that the borrower is unable or unwilling to fulfil their contractual arrangements or if contact with the borrower cannot be made; and

•	Litigation and repossession is the last resort.

Effective collections and recoveries activity is dependent on:

•

Predicting customer behaviours and treating customers fairly: By monitoring and modelling customer profiles and designing and implementing appropriate customer communication and repayment strategies, the Group’s strategies are designed to balance treating customers fairly with prioritising monies owed to the Group by customers.

•

Negotiation: Ongoing communication and negotiation with the customer are the dominant criteria in recovery management at any time during the life of the account (even the legal phase) so as to meet the objective of recovering the arrears in the shortest affordable and sustainable period and at the least cost.

•

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

•

Management aimed at the customer: Effective collections management is focussed on assisting customers in finding workable and sustainable repayment solutions based on their financial circumstances and needs. This approach builds customer loyalty and the priority of repayment to the Group, and enables the Group to arrange repayment solutions which are best for the customer while meeting the Group’s financial objectives.

92	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

•

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

•

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

•

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

If the agreed repayment arrangement is not maintained, legal proceedings may be undertaken and may result in the property being taken into possession. The Group sells the repossessed property in a reasonable time frame for the best possible price based on fair market value and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by the Group varies according to the number of new possessions and the buoyancy of the housing market.

Collection tools

The Group uses the following collection tools to recover mortgage arrears:

a)

Use of external agents – external agents may be engaged to trace customers during the collection and recoveries phase. Remuneration is on a fixed fee basis. The Group manages external agents and suppliers to ensure that they follow a consistent approach to any collections and recoveries activity, and relevant management information is received from them in a consistent style. In addition, suppliers are audited and reviewed to ensure that they are fully compliant with TCF, MCOB and other UK Financial Services Authority requirements.

b)

Field collections – Field visits are undertaken by agents acting on behalf of Santander UK visiting a mortgaged property in person. Field visits are only used where the borrower is two or more instalments in arrears and has not responded satisfactorily to other forms of communication. Customers are pre-notified of such visits to enable them to contact us in order to cancel or make other arrangements. Where unauthorised letting or abandonment of the property is suspected, a field visit may be made irrespective of the arrears situation.

c)

Exercise the legal right of set-off – other designated bank accounts may be combined to clear the arrears and any other fees, charges or sums which are due but not to make principal repayments. Right of set-off may only be performed on available funds; this does not include funds in a bank account intended for priority debts such as council tax. If a payment arrangement is in place, right to set-off will not apply. The repayment period cannot be extended to defer collection or arrears.

d)

Arrears fees – An arrears fee charge is typically raised on the anniversary of a missed payment i.e. when payment has not been received before the next payment is due and/or on the anniversary of a missed payment when the customer has not kept to an agreed repayment plan with Collections & Recoveries (i.e. a broken promise). A customer will only be charged a maximum of one fixed fee per month.

Entry and exit criteria from the collections category

There are specific criteria for entry into and exit from the collections category. The entry and exit criteria vary according to mortgage product. The trigger for entry will vary from the account being one penny in arrears for flexible mortgages, to a fixed number of days after the arrears are equal to or greater than one instalment. Generally, the trigger for exit will vary from arrears being cleared for flexible mortgages, to arrears being reduced to below £100 or the account being restructured or entering the forbearance process, as described below.

Mortgages - forbearance

Forbearance or repayment arrangements allow a mortgage customer to repay a monthly amount which is lower than their contractual monthly payment for a short period. This period is usually for no more than 24 months (although shorter concessionary periods may be agreed where appropriate and suitable for the given circumstances of the customer) and is negotiated with the customer by the mortgage collectors. During the period of forbearance, arrears management activity continues with the aim to rehabilitate accounts. There is no clearing down of arrears such that unless the customer is paying more than their contractual minimum payment, arrears balances will remain. When customers come to the end of their arrangement period they will continue to be managed as a mainstream collections case and if Santander UK is unable to recover any remaining arrears, then the account will move toward possession proceedings.

Santander UK plc 2011 Annual Report	93

Business and Financial Review

Risk Management Report continued

Mortgages restructured or renegotiated

Capitalisation is the process whereby outstanding arrears are added to the loan balance to be repaid over the remaining loan term. Capitalisation can be offered to borrowers under the forms of payment arrangements and refinancing (either a term extension or an interest only concession), subject to customer negotiation and agreement:

a)	Payment arrangements – discretion exists to vary the repayment schedule to allow customers to bring the account up to date. The objective is to bring the account up to date as soon as possible.

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

b)

Refinancing – Collections & Recoveries may offer to pay off an existing mortgage and replace it with a new one, only to accounts in arrears or with significant financial difficulties or if customer is up to date but states they are experiencing financial hardship. Collections & Recoveries may offer a term extension or interest only concession. The eligibility criteria for refinancing are:

•	If the account is at least one instalment in arrears; or

•	If the customer has been consistently underpaying their instalment (for at least the last two months) then this can be taken as evidence of financial hardship; or

•	If the customer claims a medium term temporary change in financial circumstances has caused financial distress. Pre-delinquent customers are not required to submit evidence of financial hardship.

To qualify for either a term extension or an interest only concession, affordability is assessed, and the customer must also meet the specific criteria detailed below, in addition to the eligibility criteria for refinancing. The customer must confirm that he or she is aware of the implications of refinancing.

•

Term Extensions – the repayment period/program may be extended to reduce monthly repayments if all other collections tools have been exhausted. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process, and no other refinancing has been performed in the last 12 months. The term can be extended to no more than 40 years and the customer must be no more than 75 years old at the end of the revised term of the mortgage.

•

Interest Only Concessions – the monthly repayment may be reduced to interest payment only with capital repayment deferred if all other collections tools have been exhausted and a term extension is either not possible or affordable. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process. Interest only concessions are offered up to a two year maximum period (although shorter concessionary periods may be agreed where appropriate and suitable for the given circumstances of the customer), after which a review is carried out. The expectation is that the customer will return to repayment on a capital and interest basis after the expiry of this concession, however, in exceptional circumstances, a further extension may be granted. Agreements are made through the use of a data driven tool including such factors as affordability and customer indebtedness. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.

•

Capitalisation – the customer’s arrears may be capitalised and added to the mortgage balance where the customer is consistently repaying the agreed monthly amounts (typically for a minimum period of 6 months) but where they are unable to increase repayments to repay these arrears over a reasonable period.

The incidence of the main types of arrangements described above which occurred during the year ended 31 December 2011 and 2010 was:

	2011	2011	2010	2010
	£m	% of loans by value	£m	% of loans by value
Capitalisation	386	51	459	50
Term extensions	53	7	112	12
Interest only concessions	318	42	354	38

	757	100	925	100

94	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

The status of the cumulative number of accounts in forbearance at 31 December 2011 when they originally entered forbearance, analysed by type of forbearance applied, was:

	Interest only		Term extension		Capitalisation		Total
	No.	£m	No.	£m	No.	£m	No.	£m
Performing	2,966	335	765	78	4,644	447	8,375	860
In arrears	6,054	622	1,493	121	10,606	1,004	18,153	1,747

Total	9,020	957	2,258	199	15,250	1,451	26,528	2,607

The current status of accounts in forbearance analysed by type of forbearance applied, at 31 December 2011 was:

	Interest only		Term extension		Capitalisation		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	No.	£m	£m
2011
Performing	4,940	518	1,295	120	11,393	1,114	17,628	1,752	47
In arrears	4,080	439	963	79	3,857	337	8,900	855	45

Total - 2011	9,020	957	2,258	199	15,250	1,451	26,528	2,607	92

Proportion of portfolio (%)	0.6%	0.6%	0.1%	0.1%	0.9%	0.9%	1.6%	1.6%	—

2010
Total	6,789	710	1,691	161	13,212	1,197	21,692	2,068	80

Proportion of portfolio (%)	0.4%	0.4%	0.1%	0.1%	0.8%	0.7%	1.3%	1.2%	—

In 2011, the value of accounts in forbearance decreased, reflecting changes to the Group’s policies to focus the application of forbearance activities.

At 31 December 2011, 66.5% of the accounts in forbearance were performing in accordance with the revised terms agreed under the Group’s forbearance arrangements. When forbearance activities began, only 31.6% of these accounts were performing in accordance with the original contractual terms. A customer’s ability to adhere to any revised terms agreed is a significant indicator of the sustainability of the Group’s forbearance arrangements. The improvement in the percentage of accounts performing supports the Group’s view that its forbearance arrangements provide a valuable tool to improve the prospects of recovery of amounts owed. Those accounts that reach the end of the concessionary forbearance period show a good propensity to return to full repayments in accordance with the original contractual terms after the period of financial difficulty has passed.

At 31 December 2011, impairment loss allowances as a percentage of the balance of accounts for the Group’s overall mortgage portfolio was 0.3%. The equivalent ratio for accounts in forbearance which were performing was 2.6%, and for accounts in forbearance which were in arrears was 5.6%. The higher ratios for accounts in forbearance reflect the higher levels of impairment loss allowances held against such accounts, as a result of the higher risk characteristics inherent in such accounts.

The tables below provide a further analysis of the accounts in forbearance at 31 December 2011 that are classified as performing by length of time since they entered forbearance.

2011 - Values	0 to 6 months £m	> 6 to 12 months £m	> 12 to 18 months £m	> 18 to 24 months £m	More than 24 months £m	Total £m
Capitalisation	143	173	197	126	474	1,113
Term extensions	8	17	28	40	28	121
Interest only concessions	54	66	100	98	200	518

Total	205	256	325	264	702	1,752

Proportion of forborne performing accounts (%)	12%	15%	18%	15%	40%	100%

2011 - Volumes	0 to 6 months No.	> 6 to 12 months No.	> 12 to 18 months No.	> 18 to 24 months No.	More than 24 months No.	Total No.
Capitalisation	1,277	1,495	1,737	1,234	5,650	11,393
Term extensions	98	174	304	404	315	1,295
Interest only concessions	455	620	871	907	2,087	4,940

Total	1,830	2,289	2,912	2,545	8,052	17,628

Proportion of forborne performing accounts (%)	10%	13%	17%	14%	46%	100%

The sustainability of the Group’s forbearance arrangements is further demonstrated by the fact that 60% and 55% by volume and value, respectively, of the accounts in forbearance classified as performing arose from forbearance undertaken more than 18 months ago.

Santander UK plc 2011 Annual Report	95

Business and Financial Review

Risk Management Report continued

The table below analyses residential mortgages that have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period) or a refinancing (either a term extension or an interest only concession).

	2011 £m	2011%	2010 £m	2010%
Mortgages restructured during the year (1, 2)	757	100	925	100

Of which(3):
- Interest only loans	430	57	463	50
- Flexi loans	63	8	60	6
- Loans with original LTV >100%	2	—	2	—

(1)	All mortgages originated by the Group are first charge.
(2)	Mortgages are included within the year that they were restructured.
(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.

At 31 December 2011, the stock of mortgage accounts that had either had their term extended or converted to interest only amounted to less than 1% of all mortgage accounts, both by number and value (2010: less than 1%).

Levels of adherence to revised payment terms remained high during the year and remained in line with the level seen during 2010 at approximately 71% (2010: 70%) by value.

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

•	Three or more missed instalments and having reached the end of strategy.

•

Upon breaking an agreement while having more than three missed instalments. Accounts are given at least 15 business days to make up the payment missed under the agreement before being passed to litigation as per the pre-action protocol.

•	Legal disputes.

•	Voluntary repossession.

Santander UK will consider delaying referral to litigation, or delaying action once in litigation under certain circumstances, such as where the customer presents evidence that the mortgage will be redeemed or the arrears cleared, or where the mortgage has a very low balance and arrears, or where the customer is making a regular payment of at least the instalment amount. These policies exist to ensure that repossession is only used as a last resort for customers with an ability to repay and where mortgage arrears pose reduced risks to the Group.

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

The accounts within the collections category classified as ‘performing assets’ continue to be assessed for impairment collectively under the Group’s normal collective assessment methodology, as described in ‘Collective assessment’ in Note 1 of the Consolidated Financial Statements. The accounts within the collections category classified as ‘performing assets’ have the loss propensity factor for the IBNO segment applied, rather than the loss propensity factor for the observed segment.

The remaining accounts in the collections category have the loss propensity factor for the observed segment applied, as they are individually impaired. The loss propensity factor for the observed segment is normally higher than for the IBNO segment.

Accounts that have had forbearance policies applied, and accounts within certain regions, are assessed separately from other accounts within the IBNO and observed segments. Different loss propensity factors and loss factors are used in order to reflect the different risk characteristics which are inherent within these loans.

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

96	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Repossessed collateral

The following tables set forth information on properties in possession, at 31 December 2011, 2010 and 2009 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders, as well as the carrying amount of assets obtained as collateral. Two independent valuations are requested on all possessions and form the basis for impairment reserving. Where the valuations are still pending, the latest losses experienced are used to assess the impairment reserves. This, together with the additional disposal costs considered, ensures that anticipated losses inherent in the stock of possession are realistic in relation to the current economic conditions.

	Industry Average CML (unaudited)
	Number of	Value	Percentage of total mortgage loans by number
Properties in possession	properties	£m	%	%
31 December 2009	820	110	0.05	0.14
31 December 2010	873	123	0.05	0.12
31 December 2011	965	134	0.06	0.12

Banking and Consumer Credit

Retail Banking also grants current account facilities and overdrafts, and provides unsecured personal loans, credit cards, finance leases and other secured loans.

Unsecured personal lending(1)

Retail Banking uses systems and processes to manage the risks involved in unsecured personal lending. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios.

Unsecured personal loans (‘UPLs’) are assessed by the use application scoring and control policies to determine lending decisions. In combination with other relevant criteria, such as the loan amount, these determine the price offered to the customer as well as accept/reject decisions. No revolving or flexible facilities are available to customers through UPL products.

Current account facilities rely on behavioural scoring in addition to the application scoring systems. Behavioural scoring examines the lending relationships that a customer has with Retail Banking and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount facilities granted) for each customer that Retail Banking is willing to accept. Individual customer scores are normally updated on a monthly basis.

An analysis of movements in Retail Banking’s unsecured personal lending balances is presented below.

	2011 £bn	2010 £bn	2009 £bn
At 1 January	3.3	4.2	5.3
Gross lending in the year	1.5	1.3	1.5
Redemptions and repayments in the year	(1.9)	(2.2)	(2.6)
Acquired through business combinations	—	—	—

At 31 December	2.9	3.3	4.2

(1)	Excludes, overdrafts and credit cards.

Unsecured personal loans – Non-performing loans and advances

	2011 £m	2010 £m	2009 £m
Total unsecured non-performing loans and advances - UK (1,2)	155	169	257
Total unsecured loans and advances to customers(2)	4,721	5,240	4,914
Total impairment loan loss allowances for unsecured loans and advances -UK	297	451	389

	%	%	%
Non-performing loans as a percentage of unsecured loans and advances to customers	3.27	3.22	5.24
Coverage ratio(3)(4)	191.99	267.23	151.22

(1)	Unsecured personal loans and advances are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(2)	Includes UPLs, overdrafts, cahoot, and consumer finance (excluding finance leases). Accrued interest is excluded for purposes of these analyses.
(3)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
(4)

The coverage ratio, as recognised across the industry, is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

Santander UK plc 2011 Annual Report	97

Business and Financial Review

Risk Management Report continued

During 2011, UPLs non-performing loans and advances as a percentage of unsecured loans and advances to customers increased slightly to 3.27% (2010: 3.22%) as a result of lower asset balances held. The level of UPLs non-performing loans and advances decreased to £155m at 31 December 2011 (2010: £169m). This reflects the improved quality of the unsecured lending book. Impairment loss allowances decreased to £297m (2010: £451m). The coverage ratio decreased to 191.99% at 31 December 2011 (2010: 267.23%) due to marked improvement in the quality of new business.

In 2010, UPLs non-performing loans and advances as a percentage of unsecured loans and advances to customers decreased to 3.22% (2009: 5.24%). The decrease was predominantly driven by an improvement in the quality of new business written in 2010 and the latter part of 2009. The level of UPLs non-performing loans and advances decreased to £169m at 31 December 2010 (2009: £257m). However, impairment loss allowances increased to £451m (2009: £389m). The coverage ratio increased to 267.23% in 2010 (2009: 151.22%) due to both higher impairment loss allowances and the decrease in UPLs non-performing loans and advances.

Unsecured personal loans - forbearance

If a customer with an unsecured personal loan experiences financial difficulties then the main type of forbearance strategy offered has typically been by way of a term extension as described in “Mortgages – forbearance” above. During 2011, forbearance options for UPLs were reviewed and the process is now to agree an affordable repayment plan rather than to extend the term. See the accounting policy “Impairment of Financial Assets” on pages 177 to 180 for details of how impairment losses are calculated for these loans subject to forbearance.

At 31 December 2011 and 2010, the proportion of the stock of unsecured personal loans for which term extensions had been agreed was less than 2% by number and value.

Credit cards

Credit card applications are assessed via a combination of credit policy rules and scoring models to determine acceptance decisions and assign appropriate credit limits. Behavioural scoring and trigger events identified through a wide variety of internal performance and credit bureau data are utilised to inform ongoing portfolio management decisions such as credit line management and transaction authorisation.

Credit cards – Non-performing loans and advances

	2011 £m	2010 £m	2009 £m
Total credit cards non-performing loans and advances – UK (1,2)	48	68	2
Total credit cards loans and advances to customers(2)	2,733	2,918	65
Total impairment loan loss allowances for credit cards loans and advances - UK	212	186	5

	%	%	%
Non-performing loans as a % of credit cards loans and advances to customers	1.75	2.31	3.46
Coverage ratio(3)(4)	441.27	275.42	212.25

(1)	Credit card loans and advances are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(2)	Includes Santander Cards and cahoot credit cards. Accrued interest is excluded for purposes of these analyses.
(3)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
(4)

The coverage ratio as recognised across the industry is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

During 2011, credit cards non-performing loans and advances as a percentage of the credit cards loans and advances to customers decreased to 1.75% (2010: 2.31%) mainly due to reduced levels of non performing loans following risk initiatives that have improved the quality of the book. The coverage ratio increased to 441.27% (2010: 275.42%) due to lower non-performing loans and higher reserves as post-acquisition reserves were recognised with respect to the Perimeter Companies acquired in 2010.

In 2010, credit cards non-performing loans and advances as a percentage of the credit cards loans and advances to customers decreased to 2.31% (2009: 3.46%). The coverage ratio increased to 275.42% from 212.25%. The changes were driven primarily by the inclusion of the Perimeter Companies in 2010.

98	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Credit cards - forbearance

Forbearance arrangements allow credit card customers to manage repayments when they experience financial difficulties. The forbearance arrangements may be available to credit card customers are:

a)

Reduced repayments via a Debt Management Plan – where customers experience financial difficulty collection activities and fees and interest can be frozen for up to 60 days. A reduced payment plan is agreed and if payments maintained then the fees and interest will not be reinstated.

b)	Informal reduced payment arrangements – the same flexibility as noted above is offered where a customer does not have a formal Debt Management Plan in place but is experiencing financial difficulties.

c)	Reduced settlement – a reduced lump sum payment may be accepted with the remaining balance written off.

In addition to these forbearance strategies, the Group complies with insolvency solutions which are governed by relevant regulations and codes of practice. Insolvency solutions are not considered forbearance as they are not at the discretion of the Group but rather are complied with when applicable.

The accounts to which forbearance is applied are a small proportion of the total loan portfolio, with less than 1% by volume and just over 2% by value of accounts being in forbearance at 31 December 2011.

Finance Leases

Retail Banking enters into finance leasing arrangements primarily for the financing of motor vehicles. The leasing arrangements are collateralised on the vehicles themselves. In addition, customers pay a cash deposit, so the majority of the loans are over-collateralised. In arrangements where the Group retains an interest in the residual value of a vehicle then industry standard valuations for the value of the vehicle at the end of the lease period are used to ensure that the collateral value is appropriate.

Finance leases – Non-performing loans and advances

	2011 £m	2010 £m	2009 £m
Total finance leases non-performing loans and advances(1,2) -UK	7	7	8
Total finance leases loans and advances to customers(2)	1,760	1,559	—
Total impairment loan loss allowances for finance leases loans and advances -UK	36	18	—

	%	%	%

Non-performing loans as a % of finance leases loans and advances to customers	0.39	0.46	—
Coverage ratio(3)(4)	532.37	248.73	—

(1)	Finance leases are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(2)	Accrued interest is excluded for purposes of these analyses.
(3)	Impairment loan loss allowances as a percentage of non-performing loans and advances.
(4)

The coverage ratio as recognised across the industry is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

During 2011, finance leases non-performing loans and advances as a percentage of the finance leases loans and advances to customers decreased to 0.39% (2010: 0.46%) as a result of asset growth and the increasing quality of the book where the business mix is changing more towards new cars. The coverage ratio increased to 532.37% (2010: 248.73%) due to higher reserves as post acquisition reserves were recognised with respect to the Perimeter companies acquired in 2010.

In 2010, finance leases non-performing loans and advances as a percentage of the finance leases loans and advances to customers increased to 0.46% (2009: nil%). The increase was driven by the inclusion of the Perimeter Companies in 2010. The level of finance leases non-performing loans and advances reduced slightly to £7m (2009: £8m). Impairment loss allowances increased to £18m (2009: £nil). The coverage ratio increased from nil% to 248.73%.

Finance leases - forbearance

There is no significant forbearance activity within the finance lease business.

Santander UK plc 2011 Annual Report	99

Business and Financial Review

Risk Management Report continued

Impairment losses on loans and advances to customers

The Group’s impairment loss allowances policy for retail assets is set out in Note 1 of the Consolidated Financial Statements.

Retail Banking analysis of impairment loss allowances on loans and advances to customers

An analysis of the Retail Banking impairment loss allowances on loans and advances to customers is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Observed impairment loss allowances
Advances secured on residential properties - UK	381	369	313	174	74
Finance leases - UK	6	2	—	—	—
Unsecured advances - UK	330	381	341	227	250

Total observed impairment loss allowances (1)	717	752	654	401	324

Incurred but not yet observed impairment loss allowances
Advances secured on residential properties - UK	97	157	171	184	102
Finance leases - UK	30	16	—	—	—
Unsecured advances - UK	179	256	53	65	85

Total incurred but not yet observed impairment loss allowances	306	429	224	249	187

Total impairment loss allowances	1,023	1,181	878	650	511

(1)	The Observed Impairment loss allowance consists of the required level of provisioning on accounts in early arrears as well as NPLs and hence the total can be higher than the absolute value of NPLs.

Retail Banking movements in impairment loss allowances on loans and advances

An analysis of movements in the Retail Banking impairment loss allowances on loans and advances is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Impairment loss allowances at 1 January	1,181	878	650	511	460
Amounts written off
Advances secured on residential properties - UK	(92)	(42)	(84)	(32)	(9)
Finance leases - UK	(9)	(2)	—	—	—
Unsecured advances - UK	(458)	(448)	(399)	(262)	(339)

Total amounts written off	(559)	(492)	(483)	(294)	(348)

Observed impairment losses charged against profit
Advances secured on residential properties - UK	104	98	223	132	38
Finance leases - UK	14	4	—	—	—
Unsecured advances - UK	407	488	513	239	346

Total observed impairment losses charged against profit	525	590	736	371	384

Incurred but not yet observed impairment losses charged against profit	(124)	(16)	(25)	(20)	15

Total impairment losses charged against profit	401	574	711	351	399

Assumed through transfers of entities under common control	—	221	—	82	—

Impairment loss allowances at 31 December	1,023	1,181	878	650	511

Retail Banking recoveries

An analysis of the Retail Banking recoveries is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Advances secured on residential properties - UK	3	1	1	1	2
Finance leases - UK	3	1	—	—	—
Unsecured advances - UK	56	20	30	33	36

Total amount recovered	62	22	31	34	38

100	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Retail Banking non-performing loans and advances (1,3)

An analysis of Retail Banking’s non-performing loans and advances is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Retail Banking non-performing loans and advances that are impaired(2)	834	1,062	936	653	264
Retail Banking non-performing loans and advances that are not impaired	1,809	1,524	1,768	1,234	596

Total Retail Banking non-performing loans and advances(3,4)	2,643	2,586	2,704	1,887	860

Total Retail Banking loans and advances to customers(4)	175,416	175,489	165,531	159,594	108,485

Total Retail Banking impairment loan loss allowances	1,019	1,184	878	653	540

	%	%	%	%	%
Non-performing loans and advances as a % of customers assets	1.51	1.47	1.63	1.18	0.79
Coverage ratio(5)	38.69	45.66	32.47	34.61	62.79

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.
(2)	Non-performing loans against which an impairment loss allowance has been established.
(3)	All non-performing loans are UK and continue accruing interest.
(4)	Excludes accrued interest.
(5)	Impairment loan loss allowances as a percentage of non-performing loans and advances.

During 2011, non-performing loans and advances as a percentage of loans and advances to customers increased to 1.51% (2010: 1.47%). The relatively stable increase in NPLs was driven by the change in mortgage NPL definition that has resulted in more cases classified as NPLs. The additional NPLs arise from cases past maturity and sole deceased, where the mortgage or part of the mortgage still remains outstanding although still performing. Past maturity cases refer to loans that have reached the maturity date when the mortgage should have been repaid but still remains outstanding, with the customer continuing to pay the normal monthly instalments. Sole deceased cases fall into arrears as the sole mortgage account holder has deceased and the monthly instalments continue to accrue resulting in arrears until the customer’s estate settles the outstanding mortgage and the associated arrears. Excluding the impact of the change in NPL definition, the NPL ratio at 31 December 2011 would be 1.45%. The movement reflected an increase in non-performing loans and advances to £2,643m (2010: £2,586m) across the main Retail Banking products (i.e. mortgages, unsecured loans and finance leases). The performance reflected the high quality of the mortgage portfolio, a lower than anticipated increase in unemployment and persistently low interest rates. Impairment loss allowances reduced slightly to £1,019m (2010: £1,184m). The coverage ratio decreased to 38.69% (2010: 45.66%) due to lower impairment loss allowances, offset slightly by the increase in non-performing loans and advances.

In 2010, non-performing loans and advances as a percentage of customers assets decreased to 1.47% (2009: 1.63%). The decrease reflected a reduction in non-performing loans to £2,586m (2009: £2,704m) across the main Retail Banking products (i.e. mortgages, unsecured loans, and finance leases). This was principally driven by effective mortgage collection processes, the high quality of the mortgage portfolio, stable unemployment and persistently low interest rates. However, impairment loss allowances increased to £1,184m (2009: £878m), principally due to the higher number of loans and advances subject to the Group’s forbearance process, which require higher levels of impairment loss allowances to reflect their increased risk characteristics. The coverage ratio increased to 45.66% (2009: 32.47%) due to both higher impairment loss allowances and the decrease in non-performing loans and advances. The amounts written off on unsecured advances increased from £399m to £448m at 31 December 2010 reflecting the combined effect of the transferred Alliance & Leicester portfolio in 2009 and further acquisitions in 2010.

In 2009, non-performing loans and advances as a percentage of loans and advances to customers increased to 1.63% (2008: 1.18%). This primarily reflected the impact of the continued market deterioration on the performance of the residential mortgage portfolio. This also further increased the proportion of non-performing loans secured against residential property in the non-performing loan balance, which in turn further reduced the overall impairment loss allowances coverage as the distribution shifted towards mortgages that require a lower level of coverage due to inherent securities held against the non-performing loans.

In 2008, non-performing loans and advances as a percentage of loans and advances to customers increased to 1.18% (2007: 0.79%). This primarily reflected the impact of the deteriorating market environment on the performance of the residential mortgage portfolio. This also increased the proportion of non-performing loans secured against residential property in the non-performing loan balance, which in turn further reduced the average impairment loss allowances coverage required in respect of the eventual credit losses expected to emerge from these loans.

Interest income recognised on impaired loans amounted to £95m in 2011 (2010: £125m, 2009: £96m).

Santander UK plc 2011 Annual Report	101

Business and Financial Review

Risk Management Report continued

Retail Banking restructured loans

As described above, loans have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period) or a refinancing (either a term extension or an interest only concession). The value of capitalised arrears on these loans during 2011 was £11m (2010: £13m, 2009: £6m).

The table below shows Retail Banking’s loans not included in non-performing loans that have been restructured or renegotiated by capitalising the arrears.

	2011 £m	2010 £m	2009 £m
Restructured loans(1)	612	607	514

(1)	Loans are included within the year that they were restructured.

At 31 December 2011, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £1,784m (2010: £1,435m, 2009: £806m).

102	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

CREDIT RISK - CORPORATE BANKING

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Corporate Banking making loans, investing in other financial instruments or entering into financing transactions or derivatives.

MANAGING CREDIT RISK

Corporate Banking aims to minimise and control credit risk. The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Corporate Banking. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required by the senior credit approvals committee (‘CAC’) for any transaction that falls outside the mandates. Transactions or exposures above this local limit will be referred by the CAC to the relevant approval authorities in Banco Santander, S.A.. The Credit Risk Department is responsible for controlling credit risk in the portfolios.

Analysis of credit exposures and credit risk trends are provided each month to Risk Oversight Fora, with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported quarterly to the Risk Committee and the UK Financial Services Authority. Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 97.5% statistical confidence level and adding this value to the current value. The resulting “loan equivalent” or credit risk is then included against credit limits, along with other non-derivative exposures. In addition, there is a policy framework to enable the collateralisation of derivative instruments including swaps. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by management’s credit evaluation of the counterparty.

Corporate Banking is an area where the Group aims to achieve controlled growth, mainly through the expansion of a regional business centre network supporting lending to the Mid Corporate, SME and Real Estate sectors as well as within the large corporate market. Focus is continuing to be given to the control of credit risks within this expansion based on robust Credit Policy Mandates and models covering both risk appetite and ratings.

CORPORATE BANKING ASSETS

	2011 £bn	2010 £bn	2009 £bn
Large Corporate	14.7	11.1	18.2
Sovereign	7.7	14.3	10.2
SME(1)	10.6	8.6	6.7
Social housing(2)	7.3	6.6	6.3
Real estate(1)	4.0	3.3	2.9
Other(1)(3)(4)	2.9	2.6	2.7

	47.2	46.5	47.0

Legacy portfolios in run-off:
- Aviation	0.8	0.9	1.0
- Shipping	0.9	1.2	1.7
- Other (1) (3)	1.5	1.4	1.8

	3.2	3.5	4.5

Total (5)	50.4	50.0	51.5

(1)	Includes corporate loans classified as Loans and advances to customers in Note 18.
(2)

Includes loans held at amortised cost shown in Note 18 and loans designated at fair value through profit or loss. Excludes social housing bonds of £0.3bn (2010: £0.2bn, 2009: £0.3bn) designated at fair value through profit or loss.

(3)	Includes finance leases classified as Loans and advances to customers in Note 18.
(4)	Includes Operating lease assets in Note 26.
(5)	Excluding provisions

Santander UK plc 2011 Annual Report	103

Business and Financial Review

Risk Management Report continued

In Corporate Banking, credit risk arises on assets and off-balance sheet transactions. Consequently, the credit risk exposure below arises from on balance sheet assets, and off-balance sheet transactions such as committed and undrawn credit facilities or guarantees.

CORPORATE BANKING CUSTOMER COMMITMENTS

	2011 £bn	2010 £bn
Large Corporate	8.8	6.2
Sovereign	7.8	15.7
Mid Corporate	5.4	3.8
SME (1)	7.5	6.7
Social housing	9.9	9.2
Real estate (1)	9.2	7.2

	48.6	48.8

Legacy portfolios in run-off:
- Aviation	0.8	1.0
- Shipping	1.1	1.4
- Structured Finance	1.9	2.1
- Other	0.4	0.7

	4.2	5.2

Total	52.8	54.0

(1)

In this table commercial mortgages are included within Real Estate, which reflects the type of risk being monitored, whereas in the table above they are included within SME to reflect the status of the borrower.

Corporate Banking committed facilities by credit rating of the issuer or counterparty(1)(2)

2011	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Legacy portfolio in run-off £m	Total £m
AAA	6,965	63	42	—	—	—	7,070
AA	819	511	146	219	2,651	—	4,346
A	25	3,326	1,063	1,395	5,990	195	11,994
BBB	—	4,770	4,608	2,905	1,300	1,748	15,331
BB	—	108	2,990	3,088	—	1,565	7,751
B	—	—	125	176	—	237	538
CCC	—	—	24	23	—	78	125
D	—	—	136	284	—	370	790
Other(3)	—	—	3,684	1,146	—	—	4,830

Total (4)	7,809	8,778	12,818	9,236	9,941	4,193	52,775

2010	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Legacy portfolio in run-off £m	Total £m
AAA	15,651	9	26	92	—	—	15,778
AA	86	315	182	—	1,865	—	2,448
A	—	2,312	795	799	6,153	322	10,381
BBB	—	3,410	3,116	2,527	1,206	2,207	12,466
BB	—	169	2,255	2,478	10	1,882	6,794
B	—	—	147	82	—	334	563
CCC	—	—	36	7	—	63	106
D	—	—	36	84	—	354	474
Other(3)	—	—	3,833	1,158	—	—	4,991

Total (4)	15,737	6,215	10,426	7,227	9,234	5,162	54,001

(1)	The committed facilities exposure includes OTC derivatives.
(2)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.
(3)	Individual exposures of £1m or less.
(4)

Of the total exposure £2,539m (2010: £1,327m) are off-balance sheet transactions. Large Corporates represent 52% of this with the remaining 48% occurring in the Mid Corporate and Real Estate portfolios.

104	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Corporate Banking committed facilities by geographical area

2011	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Legacy portfolio in run-off £m	Total £m
UK	5,477	5,946	12,457	9,236	9,941	2,184	45,241
Rest of Europe	1,591	1,536	318	—	—	836	4,281
US	—	857	—	—	—	385	1,242
Other, including non-OECD	741	439	43	—	—	788	2,011

Total	7,809	8,778	12,818	9,236	9,941	4,193	52,775

2010	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Legacy portfolio in run-off £m	Total £m
UK	11,997	5,541	10,291	7,227	9,234	2,563	46,853
Rest of Europe	3,484	585	122	—	—	1,155	5,346
US	—	10	—	—	—	505	515
Other, including non-OECD	256	79	13	—	—	939	1,287

Total	15,737	6,215	10,426	7,227	9,234	5,162	54,001

The increases in Large Corporate, Mid Corporate and SME, and Real Estate exposures in 2011 arose from the continued development of a UK corporate banking franchise and were partially offset by a reduction in the legacy portfolios in run-off, both in the UK and overseas. The decrease in sovereign exposures principally reflected changes in holdings of UK and Organisation of Economic Co-operation and Development (‘OECD’) government securities as part of the Group’s liquidity management activity.

Credit risk mitigation

Collateralisation

Santander UK provides a range of banking services to UK companies via a broad range of banking products including loans, bank accounts, deposits, treasury services, asset finance, cash transmission, trade finance and invoice discounting. The specialist businesses within Corporate Banking service customers in various business sectors including Real Estate and Social Housing. Corporate Banking is also responsible for certain legacy portfolios in run-off, including aviation and shipping.

Corporate Banking lends to these different types of business after undertaking a credit risk assessment of the borrower, including consideration of the customer’s capacity to repay, and an assessment, where collateral is taken, of its likely realisable value. At 31 December 2011, the Group held collateral against impaired loans amounting to 49% (31 December 2010: 56%) of the carrying amount of impaired loan balances.

a) Sovereigns

Assets held with Sovereign counterparties are mainly with issuers or counterparties with a AAA rating. It is normal market practice that there is no collateral associated with these financial assets.

b) Large Corporates

The Large Corporate portfolio is primarily unsecured but credit agreements are underpinned by both financial and non-financial covenants. Typically for this type of business the initial, and ongoing, lending decision is based upon factors relating to the financial strength of the client, its position within its industry, its management strengths and other factors as evaluated by the specialised analyst assigned to each customer.

There is also a small number of acquisition or project finance transactions with a total value at 31 December 2011 of £292m (2010: £1,072m) where collateral is held in the form of a charge over the assets being acquired. This type of assignment of all assets is combined with other covenants to provide security to the lenders.

c) Mid Corporate and SME

The Mid Corporate and SME portfolio typically incorporates guarantee structures underpinned by both financial and non-financial covenants and debenture security. Typically for this type of business these guarantees are not classified as collateral and value is not attributed to them unless supported by tangible security. Lending decisions to these businesses are assessed against trading cash flows and in the event of a default the Group does not typically take possession of the assets of the business, although an Administrator may be appointed in more severe cases.

In addition the portfolio includes commercial mortgage lending where collateral is taken in the form of a charge over the property being mortgaged. A professional valuation of the real estate security is undertaken at the point of lending but no contractual right of revaluation exists. However, revaluations are undertaken in the event that cases become distressed. Collateral is rarely taken into possession. The Group seeks to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practical in order to minimise the loss to the Group.

The Group also provides asset as well as invoice finance to certain UK corporate clients. The assets financed (typically vehicles, and equipment) are reviewed prior to lending and their value assessed. In the case of invoice finance, the companies’ ledgers are subject to periodic reviews with funding provided against eligible debtors meeting pre-agreed criteria. In the event of a default, these assets and debtors will be repossessed and sold, or collected out respectively.

Santander UK plc 2011 Annual Report	105

Business and Financial Review

Risk Management Report continued

d) Social Housing

The Social Housing portfolio is secured on residential real estate owned and let by UK Housing Associations. This collateral is revalued at least every five years and the valuation is based on standard housing methodologies, which generally involve the properties’ continued use as social housing, if the valuation were based upon normal residential use the value would be considerably higher. To date, Santander UK has suffered no defaults or losses on this type of lending and has not had to take possession of any collateral. Of the Social Housing portfolio of £10bn, the value of the collateral is in all cases in excess of the loan balance. Typically, the loan balance represents between 25% and 50% of the implied market value of collateral using the Group’s approved LGD methodology.

e) Real Estate

In the real estate portfolio, collateral is in the form of commercial real estate assets. Lending to commercial real estate is undertaken against an approved mandate setting minimum criteria including such aspects as the quality (e.g. condition and age) and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors. Properties are viewed by the Group prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, the tenant and future demand for the property (e.g. market rent compared to the current rent). Loan agreements typically permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached.

When a commercial real estate loan is transferred to FEVE or Workouts & Collections, the Group typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued (e.g. whether to restructure the loan or to realise the collateral). An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any loan restructuring solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives etc.).

Of the non-standardised commercial real estate portfolio of £7.2bn at 31 December 2011, 90% had a value in excess of the loan balance and the average value of collateral represented 163% of the loan balance. Collateral is rarely taken into possession. Where collateral has been taken into possession, the Group would seek to dispose of the collateral as early as practical in order to minimise the loss to the Group.

f) Legacy portfolio

Within the legacy portfolio in run-off, which comprises assets inconsistent with the Group’s future strategy, collateral is regularly held through a charge over the underlying asset and in some circumstances in the form of cash. At 31 December 2011, the Group held £612m (2010: £535m) of cash collateral. There are also a small number of Private Finance Initiative (‘PFI’) transactions where collateral is held in the form of a charge over the underlying concession contract.

The Group obtains independent third party valuations on other fixed charge security such as aircraft or shipping assets. These valuations are undertaken in accordance with industry guidelines. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding (i.e. the LTV). This takes into account a range of factor including the future cashflow generation capability and the age of the assets as well as whether the loan in question continues to perform satisfactorily, whether or not the reduction in value is assessed to be temporary and whether other forms of recourse exist.

Of the aviation portfolio of £0.8bn, 91% of the loans are collateralised by aircraft and 90% of these loans have collateral valued in excess of the loan balance. Typically, the value of collateral represents between 45% and 90% of the loan balance. The Group would seek to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practical in order to minimise the loss to the Group but has not to date taken any planes into possession.

Of the shipping portfolio of £0.9bn, loan balances are in excess of the value of the collateral for 20% of the portfolio. Typically, the value of collateral represents between 50% and 120% of the loan balance. Collateral is rarely taken into possession, £34m in 2011 (2010: £nil) and the Group would seek to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practical in order to minimise the loss to the Group.

The collateral held against the remainder of the legacy portfolio in run off is immaterial.

106	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Corporate Banking – Watchlist

In order to ensure adequate credit quality control, in addition to the tasks performed by the internal audit division, the Group monitors exposures within these portfolios through an ongoing process of observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to implement mitigating actions.

Summaries of the watchlist and workout cases at 31 December 2011 and 2010 by portfolio and assessment of risk are:

										Impairment loss allowances(2)
2011	Portfolio £m	Enhanced Monitoring £m	Enhanced Monitoring %	Pro- active £m	Pro- active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Large Corporates (including Sovereign)	16,587	87	0.5	29	0.2	—	—	—	—	—	—
Mid Corporate and SME	12,818	548	4.3	326	2.5	490	3.8	461	3.6	114	68
Real Estate	9,236	243	2.6	401	4.3	573	6.2	497	5.4	143	22
Social Housing	9,941	212	2.1	—	—	—	—	—	—	—	—
Legacy portfolio in run-off	4,193	678	16.2	368	8.8	465	11.1	435	10.4	148	42

Total	52,775	1,768	3.3	1,124	2.1	1,528	2.9	1,393	2.6	405	132

										Impairment loss allowances(2)
2010	Portfolio £m	Enhanced Monitoring £m	Enhanced Monitoring %	Pro- active £m	Pro- active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Large Corporates (including Sovereign)	21,953	709	3.2	545	2.5	—	—	—	—	—	—
Mid Corporate and SME	10,426	490	4.7	301	2.9	462	4.4	356	3.4	79	47
Real Estate	7,226	537	7.4	437	6.1	662	9.2	468	6.5	112	30
Social Housing	9,234	179	1.9	—	—	—	—	—	—	—	—
Legacy portfolio in run-off	5,162	1,096	21.2	377	7.3	424	8.2	353	6.8	139	71

Total	54,001	3,011	5.6	1,660	3.1	1,548	2.9	1,177	2.2	330	148

(1)	Includes committed facilities and swaps.
(2)	Excludes Insurance Funding Solutions (‘IFS’) and First National Motor Finance (‘FNMF’).

Exposures are classified as ‘workout’ if they are non-performing loans or have been passed to the Risk Division for intensive management. Exposures are classified as ‘proactive’ if they are included in the three categories (extinguish, secure and reduce) being actively managed. Exposures are classified as ‘enhanced monitoring’ where they are subject to more intense and frequent monitoring. These are described in ‘Risk monitoring and control’ above. Non-performing loans are discussed in ‘Corporate Banking non-performing loans and advances’ below.

There are a range of indicators that may trigger a case being added to FEVE, including downturn in trade, covenant breaches, major contract loss, and resignation of key management. Such cases are assessed to determine the potential financial implications of these trigger events and in consultation with the borrower, a range of options available is considered which may include temporary forbearance.

In 2011, assets classified as ‘enhanced monitoring’ decreased due to the rehabilitiation of certain large corporate and real estate clients, together with ongoing exits through repayment of a number of legacy real estate deals as well as the legacy portfolios in run-off. Assets classified as ‘proactive’ decreased due largely to the successful execution of manage down strategies within the large corporate portfolio which saw exposure significantly reduced in this FEVE category. Assets classified as ‘workout’ were broadly flat with entries and exits into the category offsetting each other. Assets classified as ‘NPL’ increased at a rate slightly faster than the portfolio growth outside large corporates (an increase of 18% and 13% respectively). This reflected the challenging environment seen, especially in the UK care sector within the Mid Corporate and SME portfolio as well as the legacy portfolios in run-off.

Santander UK plc 2011 Annual Report	107

Business and Financial Review

Risk Management Report continued

Corporate Banking arrears

	2011 £m	2010 £m	2009 £m
Total Corporate Banking loans and advances to customers in arrears	1,240	975	827
Total Corporate Banking loans and advances to customers(1)	30,895	26,601	24,537
Corporate Banking loans and advances to customers in arrears as a % of Corporate Banking loans and advances to customers	4.01%	3.67%	3.37%

(1)	Corporate Banking loans and advances to customers include social housing loans and finance leases. Accrued interest is excluded for purposes of these analyses.

In 2011, loans and advances to customers in arrears increased to £1,240m (2010: £975m) due to ongoing stress in the legacy portfolios in run-off, including legacy commercial real estate exposures written pre 2009, particularly within the care home and leisure industry sectors. In 2011, loans and advances to customers in arrears as a percentage of loans and advances to customers increased to 4.01% (2010: 3.67%) as a result of the increased arrears as described above.

In 2010, loans and advances to customers in arrears increased to £975m (2009: £827m) due to elevated stress in the legacy portfolios in run-off, including legacy commercial real estate exposures written pre 2009. The options available for managing the arrears were also reduced in 2010 compared to 2009. In 2010, loans and advances to customers in arrears as a percentage of loans and advances to customers increased to 3.67% (2009: 3.37%) due to increased arrears as described above.

Corporate Banking – restructuring (a form of forbearance)

Restructurings (a form of forbearance) allow a customer by negotiation to vary the amount of their contractual payments for an agreed period (such as interest-only period or term extensions). During the period of forbearance, arrears management activity continues with the aim to rehabilitate accounts. When customers come to the end of their arrangement period they will either be returned to the performing portfolio or continue to be managed as a mainstream workout or collections case, which may include the use of other restructuring or collections options.

Corporate Banking – arrears management

The Workouts & Collections department, as well as credit partners, are responsible for debt management initiatives on the Corporate Banking loan portfolio. Debt management strategies, which include negotiating restructuring or repayment arrangements and concessions, often commence prior to actual payment default. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case.

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

Problem debt management activity is performed within Santander UK:

•	Initially by the relationship manager and, for non standardised cases, the credit partner, and for standardised cases, the Business Support Unit;

•	Subsequently by Workouts & Collections where the circumstances of the case become more critical or specialist expertise is required.

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

108	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Corporate loans restructured

Loans may be restructured by following strategies that are bespoke to each individual case and achieved through negotiation with the customer. The aim of agreeing to a restructuring with a customer is to bring the Group’s exposure back within acceptable risk levels by negotiating suitable revised terms, conditions and pricing, including reducing the amount of the outstanding debt or increasing the amount of collateral provided to the Group. The Group seeks to retain the customer relationship where possible, provided the Group’s risk position is not unduly compromised. Loans are considered to be a “refinancing” if non-performing at the time of the restructuring and a “renegotiation” if in early arrears or up to date.

Solutions in a restructuring, whether a refinancing or renegotiation, may include:

•

Term Extensions - the term of the credit facility may be extended to reduce the regular periodic repayments, and where as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries in the foreseeable future. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or where the maturity of the loan is about to fall due and near term refinancing is not possible on current market terms.

•

Interest Only Concessions – the regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options, such as a term extension, are not appropriate. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Workouts & Collections process. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.

The Group may offer a term extension or interest only concession provided that the forecasts indicate that the borrower will be able to meet the revised payment arrangements.

The table below also includes debt-for-equity swaps where, on occasion, the Group may agree to exchange a proportion of the amount owed by the borrower for equity in that borrower. In circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around, the Group may agree to reduce the debt by exchanging a portion of it for equity in the company. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.

The incidence of the main types of restructures above at 31 December was:

	2011 £m	2011%	2010 £m	2010%
Refinancing	427	29	243	18
Renegotiations	1,025	68	1,109	79
Debt-for-equity swaps	48	3	48	3

	1,500	100	1,400	100

Within the total portfolio above, the incidence of the main types of restructures applied to Commercial Real Estate loans were:

	2011 £m	2011%	2010 £m	2010%
Refinancing	130	21	181	26
Renegotiations	469	77	494	72
Debt-for-equity swaps	12	2	12	2

	611	100	687	100

In 2011, the level of restructures increased by £100m. The level of refinancing (i.e. of cases in NPL) increased which reflected the increasingly challenging economic environment with more limited options to achieve consensual outcomes giving rise to more cases requiring forbearance, especially in the care home sector. The level of renegotiations however fell slightly over the year as a result of a number of cases being successfully repaid and higher incidence of NPL cases due to the economic conditions resulting in refinancing rather than renegotiations.

The level of debt-for-equity swaps remained modest and stable.

In Commercial Real Estate there was an overall reduction in the level of restructured cases, both refinancing and renegotiations, which was due to a number of earlier restructurings working through to an exit outweighing the new cases requiring restructuring. Again, debt-for-equity swaps remained modest and stable.

Where a refinancing has been agreed, the case is initially retained in the ‘non-performing’ loan category, until evidence of consistent compliance with the new terms is demonstrated (typically a minimum of three months) before being reclassified as ‘substandard’.

For renegotiations, the case is reclassified to substandard. Once a substandard case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved, it may be reclassified as ‘performing’. Under the Group’s restructuring methodology, a case will remain as a restructured asset until full repayment is made even when full payments are recommenced.

Santander UK plc 2011 Annual Report	109

Business and Financial Review

Risk Management Report continued

The majority of corporate loan restructurings to date have been by way of term extensions and payment re-profiling (e.g. interest only concessions), with only a limited number of debt for equity swaps. Loan loss allowances are assessed on a case by case basis taking into account amongst other factors, the value of collateral held as confirmed by third party professional valuations as well as the cashflow available to service debt over the period of the restructuring. These loan loss allowances are assessed regularly and are independently reviewed both at quarterly provision review forum, as well as by the internal audit department. In the case of a debt for equity conversion, the converted debt is written off against the existing loan loss allowance upon completion of the restructuring. The value of the equity acquired is initially held at nil value and reassessed periodically in light of subsequent performance of the restructured company.

Other forms of debt management

In addition to the restructurings and debt-for-equity swaps, the Group also uses other forms of debt management which can include:

•

Provision of additional security or guarantees – Where a borrower has unencumbered assets, these may be charged as new or additional security in return for the Group restructuring existing facilities. Alternatively, the Group may take a guarantee from other companies within the borrower’s group and/or major shareholders provided it can be established the proposed guarantor has the resources to support such a commitment.

•

Resetting of covenants and trapping surplus cashflow – Financial covenants may be reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of the Group’s lending.

•

Seeking additional equity – Where a business is over-leveraged, fresh equity capital will be sought from existing or new investors to adjust the capital structure in conjunction with the Group agreeing to restructure the residual debt.

Exit the position consensually

Where it is not possible to agree a restructuring, the Group may seek to exit the position consensually by:

•	Agreeing with the borrower an orderly sale of assets outside insolvency to pay down the Group’s debt;

•	Arranging for the refinance of the debt with another lender; or

•	Sale of the debt where a secondary market exists (either individual loans or on occasion as a portfolio sale).

Litigation and recovery

Where it is not possible to agree a restructuring or to exit the position consensually, the Group will pursue recovery by:

•	Pursuing its rights through an insolvency process;

•	Optimising the sale proceeds of any collateral held; and

•	Seeking compensation from third parties, as appropriate.

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

110	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Impairment losses on loans and advances to customers

The Group’s impairment loss allowances policy for corporate assets is set out in Note 1 of the Consolidated Financial Statements.

Corporate Banking analysis of impairment loss allowances on loans and advances to customers

An analysis of the Corporate Banking impairment loss allowances on loans and advances to customers is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Observed impairment loss allowances
Corporate loans - UK	325	271	185	13	—
Finance leases - UK	—	—	1	—	—
Other secured advances - UK	83	55	50	37	32

Total observed impairment loss allowances	408	326	236	50	32

Incurred but not yet observed impairment loss allowances
Corporate loans - UK	107	125	172	289	—
Finance leases - UK	1	1	1	1	—
Other secured advances - UK	24	22	12	11	8

Total incurred but not yet observed impairment loss allowances	132	148	185	301	8

Total impairment loss allowances	540	474	421	351	40

Corporate Banking movements in impairment loss allowances on loans and advances

An analysis of movements in the Corporate Banking impairment loss allowances on loans and advances is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Impairment loss allowances at 1 January	474	421	351	40	76
Amounts written off:
Corporate loans - UK	(124)	(68)	—	—	—
Finance leases - UK	—	(3)	(4)	—	—
Other secured advances - UK	(48)	(48)	(17)	(9)	(25)

Total amounts written off	(172)	(119)	(21)	(9)	(25)

Observed impairment losses charged against profit:
Corporate loans - UK	178	154	172	13	—
Finance leases - UK	—	2	5	—	—
Other secured advances - UK	76	53	30	14	(17)

Total observed impairment losses charged against profit	254	209	207	27	(17)

Incurred but not yet observed impairment losses charged against/ (released into) profit	(16)	(37)	(116)	16	6

Total impairment losses charged against profit	238	172	91	43	(11)

Assumed through transfers of entities under common control	—	—	—	277	—

Impairment loss allowances at 31 December	540	474	421	351	40

Corporate Banking recoveries

An analysis of Corporate Banking recoveries is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m
Corporate loans - UK	2	12	23	—
Finance Leases - UK	—	—	1	—
Other secured advances - UK	10	—	—	12

Total amount recovered	12	12	24	12

Santander UK plc 2011 Annual Report	111

Business and Financial Review

Risk Management Report continued

Corporate Banking non-performing loans and advances(1)

An analysis of Corporate Banking’s non-performing loans and advances is presented below.

	2011 £m	2010 £m	2009 £m	2008 £m
Corporate Banking non-performing loans and advances that are impaired - UK	888	780	677	493
Corporate Banking non-performing loans and advances that are not impaired - UK	445	349	232	1
Total Corporate Banking non-performing loans and advances(2)	1,333	1,129	909	494

Total Corporate Banking loans and advances to customers(3)	30,895	26,601	24,537	23,750

Total Corporate Banking impairment loan loss allowances(4)	540	474	421	351

	%	%	%	%
Non-performing loans and advances as a % of loans and advances to customers	4.31	4.24	3.70	2.08
Coverage ratio(5)	40.55	41.96	46.32	71.12

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer or where it is deemed unlikely that the counterparty will be able to maintain payments.

(2)	All non-performing loans continue accruing interest.
(3)	Corporate Banking loans and advances to customers include social housing loans and finance leases. Accrued interest is excluded for purposes of these analyses.
(4)	Includes Insurance Funding Solutions (‘IFS’) and First National Motor Finance (‘FNMF’).
(5)	Impairment loan loss allowances as a percentage of non-performing loans and advances.

At 31 December 2011, non-performing loans and advances as a percentage of loans and advances to customers increased slightly to 4.31% from 4.24% at 31 December 2010. This increase reflects the continuing challenges faced by corporate clients in the current economic conditions particularly in the care home sector and certain parts of the commercial real estate market. This has been partially offset by several larger real estate loans moving out of non-performing status either via a full exit by way of a sale of the underlying collateral or the debt or a successful restructuring and return to performing status.

The level of new non-performing loans was broadly in line with expectations and the options available for managing them, particularly the ability to raise equity capital, to sell assets or to conclude refinancing, remain limited. The real estate market continued to be challenging with reduced sales activity, especially for development finance and land-bank transactions and for older transactions underwritten in near the market peak. The Group’s real estate development finance exposure represented less than 8% (2010: less than 8%) of the total core real estate book. The shipping sector continued to experience stress especially with regards to older vessels where achieving sufficiently profitable re-employment on expiry of charters has proven to be difficult which together with a limited number of buyers and the shortage of finance for purchasers, has impacted on potential recovery levels for distressed assets.

In 2010, non-performing loans and advances as a percentage of loans and advances to customers increased to 4.24% from 3.70% at 31 December 2009 due to some deterioration arising from market conditions. This particularly affected customers in the real estate and certain aviation and shipping sectors, many of which were classified in the legacy portfolio in run-off.

In 2010, both non-performing loans and advances and impairment loss allowances increased. While the level of new non-performing loans was broadly in line with expectations, the options available for managing them were reduced compared to 2009. The real estate market became more challenging as the year progressed, with reduced sales activity, especially for development finance and land-bank transactions and for older transactions underwritten in 2008 and earlier years. The year-end position was also influenced by a small number of large value transactions which defaulted late in the year but were expected to be restructured during 2011. In the aviation sector, ‘incurred but not yet observed’ impairment losses were associated with an anticipated reduction in the value of collateral at the maturity of deals where the final bullet repayment was dependent on refinance or sale of the aircraft.

The shipping sector continued to experience stress especially with regards to the older vessels and tanker segments, where achieving sufficiently profitable re-employment on expiry of charters has proven to be challenging and the limited number of buyers and the shortage of finance which has impacted on potential recovery levels for distressed assets. The increase in write-offs in 2010 compared to 2009 principally reflected the maturing of the former Alliance & Leicester Corporate lending business which included assets with generally higher risk characteristics as well as the continued challenging economic environment.

In 2009, non-performing loans and advances as a percentage of loans and advances to customers increased to 3.70% as market conditions continued to deteriorate. This reflected the consolidation of the Alliance & Leicester Corporate lending business which included assets with generally higher risk characteristics as well as the more challenging economic environment on customers especially in the real estate and shipping markets.

Interest income recognised on impaired loans amounted to £21m (2010: £17m, 2009: £10m).

Corporate Banking restructured loans

As described above, loans may be restructured or renegotiated. At 31 December 2011, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £130m (31 December 2010: £160m).

112	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

CREDIT RISK – MARKETS

The wholesale activities of the Group are undertaken by the Markets division and the Group Infrastructure division. Each division is responsible for managing its on balance sheet credit exposures. Off balance sheet exposures (through derivatives, repos, reverse repos and stock borrow or stock lending contracts) entered into with Financial Institutions are managed under a single limit structure for each counterparty and are mainly managed by the Markets division.

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Markets making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.

MANAGING CREDIT RISK

Markets aims to actively manage and control credit risk. The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Markets. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Markets exposures, including intra-group items, are captured on the global risk management systems.

All transactions are accommodated under credit limits approved by the appropriate credit authority. For transactions that fall under Santander UK’s delegated authority, approval is required from the CAC or those individuals directly mandated by CAC. Transactions or exposures above this local limit will be referred by CAC to the relevant approval authorities in Banco Santander, S.A. The Wholesale Credit Risk Department is responsible for controlling credit risk in Markets portfolios. Analysis of credit exposures and credit risk trends are provided each month to the Wholesale Risk Oversight and Control Forum with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported monthly to the Risk Committee and quarterly to the UK Financial Services Authority.

MARKETS ASSETS

	2011 £bn	2010 £bn	2009 £bn
Derivatives	27.5	19.8	15.6
UK Treasury bills, equities and other	1.2	2.3	0.8

Total	28.7	22.1	16.4

Markets is a business focused on providing value added financial services to financial institutions (banks, insurance companies and funds) and corporates, as well as treasury products to the rest of Santander UK’s business (including the Retail Banking and Corporate Banking divisions).

In 2011 Markets continued to be active in the financial markets focusing its activities on derivative products (as analysed in the section on counterparty risk) while limiting the direct lending to financial institutions.

Markets commitments by credit rating of the issuer or counterparty (1) (2) (3) (4)

2011	Sovereign £m	Credit £m	Derivatives £m	Total £m
AAA	71	—	26	97
AA	—	2	1,572	1,574
A	—	72	3,375	3,447
BBB and below	—	1	259	260

Total	71	75	5,232	5,378

2010	Sovereign £m	Credit £m	Derivatives £m	Total £m
AAA	177	—	—	177
AA	—	16	391	407
A	—	19	1,296	1,315
BBB and below	—	29	129	158

Total	177	64	1,816	2,057

(1)	External ratings are applied to all exposures where available.
(2)	Credit includes core financing facilities to insurance companies
(3)	Exposure to Sovereigns is incurred when entering into derivative contracts under market standard documentation
(4)	The increase in exposure from 31 December 2010 is due to a change of internal risk measurement methodology for OTC derivatives.

Santander UK plc 2011 Annual Report	113

Business and Financial Review

Risk Management Report continued

Markets commitments by geographical area (1)

2011	Sovereign £m	Credit £m	Derivatives £m	Total £m
UK	34	66	1,196	1,296
Rest of Europe	17	9	2,168	2,194
US	20	—	1,460	1,480
Rest of the world	—	—	408	408

Total	71	75	5,232	5,378

2010	Sovereign £m	Credit £m	Derivatives £m	Total £m
UK	144	1	1,008	1,153
Rest of Europe	12	48	545	605
US	—	15	171	186
Rest of the world	21	—	92	113

Total	177	64	1,816	2,057

Markets – Watchlist

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

For this purpose, the Wholesale Credit Risk Department follows the Group’s risk monitoring and control processes for FEVE, where risks are classified into four levels of monitoring, three of which are considered as ‘Proactive’ (through the implementation of actions that can be classified as extinguish, secure and reduce) and one of which is considered ‘enhanced monitoring’ (monitor). This is further explained in the ‘Credit risk cycle – Risk monitoring and control’ section above. Markets Banks and Financial Institutions exposures are managed at the Wholesale FEVE forum.

At 31 December 2011 and 31 December 2010, there were no impaired or non-performing loans or exposures and the assets in the Proative category were £40m (31 December 2010: £29m).

Restructured loans

At 31 December 2011 and 31 December 2010, there were no financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

114	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

DERIVATIVES

Derivatives are financial instruments whose value is derived from the price of one or more underlying items such as equities, equity indices, interest rates, foreign exchange rates, property indices, commodities and credit spreads. Derivatives enable users to manage exposure to credit or market risks. The Group sells derivatives to its customers and uses derivatives to manage its own exposure to credit and market risks.

For details about the Group’s use of derivatives, trading derivatives and hedging derivatives, see Note 15 to the Consolidated Financial Statements.

Corporate Banking deals with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Markets. Markets is responsible for implementing Group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

•	Marketing derivatives to end users and hedging the resulting exposures efficiently; and

•	The management of trading exposure reflected on the Group’s balance sheet.

Markets – Derivatives

Credit risk on derivative instruments (OTC derivatives, repos and stock borrowing/lending) is taken under specific limits approved for each counterparty for this type of activity. This credit risk is controlled by the Wholesale Risk department, and managed and reported on a counterparty basis, regardless of whether the exposure is incurred by the Markets or the Group Infrastructure divisions.

Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure (‘PFE’) of the instruments at a 97.5% statistical confidence level and adding this value to the current mark-to-market value. The resulting PFE or credit risk is then included against the credit limits approved for individual counterparties (financial institutions, corporates or structured finance), along with other non-derivative exposures.

In addition, there is a policy framework to enable the collateralisation of derivative instruments. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by the Wholesale Risk department’s management’s credit evaluation of the counterparty.

Credit risk mitigation in derivative transactions

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

However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. In line with industry practice, the Group executes the standard documentation according to the type of contract being entered into. For example, derivatives will be contracted under the International Swaps and Derivatives Association (‘ISDA’) Master Agreements), repurchase and reverse repurchase transactions will be governed by Global Master Repurchase Agreement (‘GMRA’), stock borrowing/lending transactions and other securities financing transactions are covered by Global Master Securities Lending Agreement (‘GMSLA’).

(ii) Collateralisation for derivative transactions

The Group also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are generally revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with the Group’s collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Cash collateral in respect of derivatives held at the year-end was £1.3bn (31 December 2010: £0.9bn), not all derivative arrangements being subject to collateral agreements. Collateral obtained during the period in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.

(iii) Use of Central Counterparties

The Group continues to use Central Counterparties (‘CCPs’) as an additional means to mitigate counterparty credit risk in derivative transactions.

Santander UK plc 2011 Annual Report	115

Business and Financial Review

Risk Management Report continued

CREDIT RISK IN GROUP INFRASTRUCTURE

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

MANAGING CREDIT RISK

Group Infrastructure aims to actively manage and control credit risk. Credit risk is controlled by the Wholesale Credit Risk Department in accordance with limits, asset quality plans and criteria approved by the Board with respect to risk appetite parameters, and as set out in other relevant policy statements. All exposures, including intra-group items, are captured in the global risk management systems and fall within limits approved by the appropriate credit authority. For transactions that fall under Santander UK’s delegated authority, approval is required from the CAC or those individuals directly mandated by the CAC. Transactions or exposures above this local limit will be referred by the CAC to the relevant approval authorities in Banco Santander, S.A.

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

GROUP INFRASTRUCTURE ASSETS

	2011 £bn	2010 £bn	2009 £bn
Balances at central banks	25.0	25.6	3.5
Treasury asset portfolio	2.5	5.1	9.6
Collateral (1)	3.5	10.8	6.0
Other assets	7.4	8.6	28.2

Total	38.4	50.1	47.3

(1)	Includes inter-segmental collateral balances.

The Group Infrastructure assets table above comprises gross asset balances. The table below shows the exposures in Group Infrastructure after taking into account the credit mitigation procedures described in Markets on page 115 above.

Group Infrastructure exposure by credit rating of the issuer or counterparty(1)

2011	Sovereign £m	Credit £m	Derivatives £m	Total £m
AAA	25,720	704	—	26,424
AA	—	348	587	935
A	—	380	842	1,222
BBB and below	—	319	—	319

Total	25,720	1,751	1,429	28,900

2010	Sovereign £m	Credit £m	Derivatives £m	Total £m
AAA	33,954	2,180	—	36,134
AA	183	296	102	581
A	—	1,007	356	1,363
BBB and below	—	800	—	800

Total	34,137	4,283	458	38,878

(1)	External ratings are applied to all exposures where available.

116	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Group Infrastructure exposure by geographical area

2011	Sovereign £m	Credit £m	Derivatives £m	Total £m
UK	18,671	234	—	18,905
Rest of Europe	—	1,126	1,110	2,236
US	7,049	286	319	7,654
Rest of world	—	105	—	105

Total	25,720	1,751	1,429	28,900

2010	Sovereign £m	Credit £m	Derivatives £m	Total £m
UK	28,629	1,057	204	29,890
Rest of Europe	183	2,063	106	2,352
US	5,139	834	148	6,121
Rest of world	186	329	—	515

Total	34,137	4,283	458	38,878

The exposure to sovereigns in the UK and US principally reflects the holdings of liquid assets.

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

Treasury asset portfolio

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Group in 2008 and as part of an alignment of portfolios across the Banco Santander, S.A. group in 2010 and are being run down. The Treasury asset portfolio principally contains floating rate notes (‘FRNs’), asset-backed securities (‘ABS’) and loans to banks. It also contains Collateralised Loan Obligations (‘CLOs’) and certain credit derivatives. The assets in the Treasury asset portfolio are principally classified as loan and receivable securities, as set out in Note 23 to the Consolidated Financial Statements, and debt securities designated at fair value through profit or loss, as set out in Note 16 to the Consolidated Financial Statements. The following disclosures relate to the credit derivatives contained in the portfolio. Further information on all the Group’s holdings of derivatives (including these credit derivatives) is set out in Note 15 to the Consolidated Financial Statements.

Treasury asset portfolio - credit derivatives by geographical location of issuer or counterparty

	31 December 2011			31 December 2010
	Contract/notional amount		Fair value	Contract/notional amount		Fair value
Country	£m	%	£m	£m	%	£m
UK	—	—	—	—	—	—
Spain	—	—	—	559	85	21
Rest of Europe	22	34	5	25	4	4
US	42	66	12	73	11	13

Total	64	100	17	657	100	38

Losses of £2m were recognised in the income statement in respect of these credit derivatives in 2011 (2010: nil) as a result of changes in fair value. The credit rating of the issuer or counterparty of all holdings at 31 December 2011 was A (2010: 85% AA, 15% A).

Group Infrastructure – Watchlist

Group Infrastructure exposures are managed by the Wholesale Credit Risk Department using the same process as for the Markets Banks and Financial Institutions and Global Corporates exposures described in ‘Markets – Watchlist’ above. Structured Assets exposures are managed by the Wholesale Credit Risk Department on a separate basis.

At 31 December 2011 there was one non-performing loan (31 December 2010: none) which had been fully provided for and the remaining balance of euro 2.6m was fully written off. Assets in the ProActive category were £1m (31 December 2010: £13m).

Restructured loans

At 31 December 2011 and 31 December 2010, there were no financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

Santander UK plc 2011 Annual Report	117

Business and Financial Review

Risk Management Report continued

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

MANAGING MARKET RISK

Activities giving rise to market risk

Market risk arises in connection with the following activities:

•

Trading: this includes financial services for customers and the buying and selling and positioning mainly in fixed-income, equity and foreign currency products. Trading activities are undertaken by the Markets and Corporate Banking divisions.

•

Balance sheet management: Interest rate and liquidity risk arises from mismatches between maturities and repricing of assets and liabilities. For a discussion of liquidity risk, see “Liquidity Risk” in “Funding and Liquidity Risk”. The exchange rate risk related to funding raised in currencies other than sterling in excess of balance sheet requirements is swapped back into sterling. Balance sheet management activities are undertaken by the Group Infrastructure division.

The Group aims to actively manage and control market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Risk Officer (supported by the Deputy Chief Risk Officer) annually, sets the framework under which market risks are managed and controlled. Business area policies, risk limits and mandates are established within the context of the Market Risk Manual.

Executive directors are responsible for ensuring that they have sufficient expertise to manage the risks originated and retained within their business divisions. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Chief Risk Officer (supported by the Deputy Chief Risk Officer), aims to ensure that risk-taking and risk control occur within the framework prescribed by the Market Risk Manual. The Risk function also provides oversight of all risk-taking activities through a process of reviews.

The Group aims to ensure that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the Board also receives reporting of all significant market risk exposures on a monthly basis where actual exposure levels are measured against limits. Market activity and liquidity of financial instruments are discussed in the relevant monthly Risk Forum. Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a range of complementary measures, covering both value and income as appropriate.

Trading market risk exposure arises only in the Abbey National Treasury Services plc group. Exposures are managed on a continuous basis, and are marked to market daily.

Methodologies

Trading Activities

For trading activities the standardised risk measure adopted is VaR. This is calculated at a 99% confidence level over a one-day time horizon in accordance with the standard used throughout the Banco Santander S.A. group. In 2012, to further align with the Banco Santander S.A. group, the Group has moved to using a 520 day dataset period for VaR from the existing 250 day dataset methodology.

118	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

On a daily basis, market risk factor sensitivities, VaR measures and stress tests are produced, reported and monitored against limits for each major activity and at the aggregate divisional level. These limits are used to align risk appetite with the business’ risk-taking activities and are reviewed on a regular basis.

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

From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the VaR analysis. The 99% confidence interval means that the theoretical loss at a risk factor level is likely to be exceeded in one period in a hundred. This risk is addressed by monitoring stress-testing measures across the different business areas. For trading instruments the actual, average, highest and lowest VaR exposures shown below are all calculated to a 99% level of confidence using a simulation of actual one day market movements over a one-year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.

The Group’s risk performance with regards to trading activity in financial markets in both the Corporate Banking and Markets divisions during 2011 was as follows:

Back-testing of business portfolios 2011: daily results versus previous day’s VaR

VaR is not the only measure used by the Group. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are also used to enable the Group to exercise greater risk control in the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behaviour scenarios for various financial variables and determining the impact on results of applying them to the Group’s activities. These scenarios can replicate past events (such as crises) or determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a more complete spectrum of the risk profile. In addition, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions of each unit through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an important risk indicator, insofar as it allows the Group to identify the impact of changes in financial variables on the portfolios.

All activities are controlled daily using specific measures. Sensitivities to price fluctuations are calculated for cash instruments, while sensitivities to changes in underlyings, volatilities, correlations and time (theta) are calculated for derivatives.

Balance sheet management

The Group analyses the sensitivity of net interest margin (‘NIM’) and market value of equity (‘MVE’) to changes in interest rates. See “Managing market risk” in “Market Risk – Group Infrastructure” below.

Santander UK plc 2011 Annual Report	119

Business and Financial Review

Risk Management Report continued

MARKET RISK - RETAIL BANKING

Market risks are originated in Retail Banking only as a by-product of writing customer business and are transferred out of Retail Banking insofar as possible. Only prepayment and launch risk exposures are retained within Retail Banking, as these behavioural risks are influenced by internal marketing and pricing activity and are managed by the Products Committee. Other market risks are transferred to the ALM operation within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate re-pricing and maturity. Similarly, loans are funded through matching borrowings from Group Infrastructure. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged within Markets.

MARKET RISK – CORPORATE BANKING

Non traded market risk

Market risks originated in the Corporate Banking division are transferred from the originating business to ALM within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate repricing and maturity. Similarly, loans are funded through matching borrowings from Group Infrastructure. Any permitted retained market risk exposure is minimal, and is monitored against limits approved by the Deputy Chief Risk Officer.

Trading market risk

For trading activities the standardised risk measure adopted is VaR, as described above. The following table shows the VaR-based consolidated exposures for the major risk classes at 31 December 2011, 2010 and 2009, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual exposure at 31 December
Trading instruments	2011 £m	2010 £m	2009 £m
Interest rate risks	1.9	2.1	1.0
Equity risks	0.5	0.7	—
Credit spread risks	0.2	0.6	1.5

Correlation offsets(1)	(0.6)	(0.3)	(0.9)

Total correlated one-day VaR	2.0	3.1	1.6

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
Trading instruments	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Interest rate risks	1.9	2.1	3.6	2.6	4.4	7.1	1.4	0.9	0.8
Equity risks	0.5	0.7	—	0.7	0.7	—	0.2	0.7	—
Credit spread risks	0.6	1.1	3.5	0.9	1.6	4.9	0.2	0.6	1.5

Correlation offsets(1)	(0.6)	(0.9)	(2.1)	—	—	—	—	—	—

Total correlated one-day VaR	2.4	3.0	5.0	3.6	5.0	8.4	1.6	2.2	1.4

(1)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above tables.

MARKET RISK - MARKETS

Market risk-taking is performed within the framework established by the Market Risk Manual. A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from most trading activities. Exposure to equity markets is generated by the creation and risk management of structured products by Markets for the personal financial services market and trading activities. Credit spread exposure arises indirectly from trading activities within Markets.

Managing market risk

Risks are managed within limits approved by the Chief Risk Officer (supported by the Deputy Chief Risk Officer) or Banco Santander, S.A.’s Board Risk Committee and within the risk control framework defined by the Market Risk Manual. For trading activities the primary risk exposures for Markets are interest rate, equity, credit spread and residual exposure to property indices. Interest rate risks are managed via interest rate swaps, futures and options (caps, floors and swaptions).

120	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

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

To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors is assigned to one of these categories. The Group considers two categories:

•	Short-term liquid market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Markets.

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

Markets operates within a market risk framework designed to ensure that it has the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report, monitor and control risk across Markets.

Trading market risk

For trading activities the standardised risk measure adopted is VaR, as described above. The following table shows the VaR-based consolidated exposures for the major risk classes at 31 December 2011, 2010 and 2009, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure at 31 December
Trading instruments	2011 £m	2010 £m	2009 £m
Interest rate risks	1.6	2.0	3.0
Equity risks	5.3	1.1	1.2
Property risks	2.1	2.9	8.5
Other risks(1)	1.9	0.2	0.5

Correlation offsets(2)	(2.4)	(0.7)	(1.1)

Total correlated one-day VaR	8.5	5.5	12.1

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
Trading instruments	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Interest rate risks	2.3	2.4	3.0	3.8	5.2	4.8	1.2	1.2	2.0
Equity risks	2.6	1.2	2.7	6.9	1.8	4.6	0.6	0.7	1.1
Property risks	2.2	5.5	8.6	2.9	9.1	9.5	1.9	2.9	7.7
Other risks(1)	0.4	0.3	0.7	1.9	0.8	1.2	0.2	0.2	0.4

Correlation offsets(2)	(1.1)	(0.9)	(1.6)	—	—	—	—	—	—

Total correlated one-day VaR	6.4	8.5	13.4	10.0	14.6	15.5	3.9	4.8	11.1

(1)	Other risks include foreign exchange risk.
(2)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above tables.

Derivatives held for Trading Purposes

Markets is responsible for implementing Group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

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

Under IAS 39, all derivatives are classified as “held for trading” (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives: those used in sales activities; and those used for risk management purposes but, for various reasons, either the Group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. See Note 15 to the Consolidated Financial Statements.

Santander UK plc 2011 Annual Report	121

Business and Financial Review

Risk Management Report continued

Derivatives held for Hedging Purposes

The Group uses derivatives (principally interest rate swaps and cross-currency swaps) for hedging purposes in the management of its own asset and liability portfolios, including fixed-rate lending, fixed-rate asset purchases, medium-term note issues, capital issues, and structural positions. This enables the Group to optimise the overall cost to it of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities. See Note 15 to the Consolidated Financial Statements.

MARKET RISK - GROUP INFRASTRUCTURE

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

Other risks that are inherent in Group Infrastructure include credit spread, foreign currency, prepayment and launch risks. Credit spread risk arises principally on Group Infrastructure’s holdings of mortgage-backed securities. Foreign exchange risk arises from differences in the present value of existing foreign–currency denominated assets and liabilities, and future known cashflows. The Group is also exposed to risks arising from features in retail products that give customers the right to alter the expected cash flows of a financial contract. This creates prepayment risk, for example where customers may prepay loans before their contractual maturity. In addition, the Group is exposed to product launch risk, for example where the customers may not take up the expected volume of new fixed rate mortgages or other loans.

Managing market risk

The SRFM Committee, on the recommendation of ALCO, is responsible for managing the Group’s overall balance sheet position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using derivatives that are transacted through Markets and with external counterparties. The Finance Director is responsible for managing risks in accordance with the SRFM Committee’s direction and on behalf of the Chief Financial Officer.

Risks are managed within a three-tier limit structure defined by the Market Risk Manual:

•	Global limits approved by Banco Santander, S.A.’s Board Risk Committee;

•	Limits and triggers approved by the Deputy Chief Risk Officer; and

•	Local sub-limits set to control the exposures retained within individual business areas.

The key risk metrics, NIM and MVE, measure the Group’s exposure to yield curve risk. The following table shows the results of these measures at 31 December 2011 and 2010:

	2011 £m	2010 £m
Net Interest Margin sensitivity to +100 basis points shift in yield curve	225	309
Market Value of Equity sensitivity to +100 basis points shift in yield curve	387	410

NIM and MVE sensitivities are calculated based on market rate paths implied by the current yield curve, and based on contractual product features including re-pricing and maturity dates. The NIM and MVE sensitivities reflect how the base case valuations would be affected by a 100 basis point parallel shift applied instantaneously to the yield curve, and provide complementary views of the Group’s exposure to interest rate movements.

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

Group Infrastructure – Derivatives

Group Infrastructure enters into derivative contracts with Markets to manage the risks associated with its activities. Medium term funding may also be hedged directly with third parties. See Note 15 of the Consolidated Financial Statements.

122	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

FUNDING AND LIQUIDITY RISK

The Group views the essential elements of funding and liquidity risk management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diverse range of sources. The Board targets a funding strategy that avoids excessive reliance on wholesale funding and attracts enduring commercial deposits by understanding the behavioural aspects of customer deposits under different scenarios, appropriately reflecting product features and types of customers. The funding strategy aims to provide effective diversification in the sources and tenor of funding as well as establishing the capacity to raise additional unplanned funding from those sources quickly. An excessive concentration in either liquid assets or contractual liabilities also contributes to potential liquidity risk, and so limits have been defined under the Liquidity Risk framework.

The Group primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this in reliance on the strength of its balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Santander group to generate this funding or liquidity. The Group does not raise funds to finance other members of the Santander group or guarantee the debts of other members of the Santander group (other than certain of Santander UK plc’s own subsidiaries).

Whilst the Group manages its funding and maintains adequate liquidity on a stand-alone basis, the Group co-ordinates issuance plans with Banco Santander, S.A., where appropriate. In addition to the Group’s liquidity risk being consolidated and centrally controlled, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises.

FUNDING RISK

Definition

Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the Group and its depositors. Risks arising from the encumbrance of assets are also included within this definition. Primary sources of funding include:

•	Customer deposits;

•	Secured and unsecured money-market funding (including unsecured cash, repo, CD and CP issuance);

•	Senior debt issuance (including discrete bond issues and MTNs);

•	Mortgage-backed funding (including securitisation and covered bond issuance); and

•	Subordinated debt and capital issuance (although the primary purpose is not funding).

For accounting purposes, wholesale funding comprises deposits by customers, deposits by banks, debt securities in issue and subordinated liabilities. Retail Banking and Corporate Banking funding primarily comprises deposits by customers.

Managing funding risk
Funding risk is managed by the Director, Funding who is responsible for the production of strategic and tactical funding plans as part of the Group’s planning process. These funding plans are approved by the Board and the SRFM Committee and are controlled on a day-to-day basis by the Finance Director and within the framework of the Liquidity Risk Manual. The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers. Funding and liquidity management is the responsibility of the Chief Financial Officer who delegates day-to-day responsibility to the Finance Director. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division.

Financial adaptability

The Group also considers its ability to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. In determining its financial adaptability, the Group has considered its ability to:

•	Obtain new sources of finance

The Group minimises refinancing risk by sourcing funds from a variety of markets as appropriate and subject to consideration of the appropriate leverage ratio and funding mix for the Group, and in particular customer deposit levels and medium-term funding. The Group actively manages its relationships with existing providers of funding and considers new sources of funds as and when they arise.

Day-to-day sources of finance consist primarily of retail deposits. To the extent that wholesale funding is required, a variety of sources are usually available from a range of markets, including:

•	money markets: both unsecured (including interbank and customer deposits, and issuances of certificates of deposit and commercial paper) and secured (including repos in open market operations);

•	debt capital markets (including discrete bond issues and medium term notes);

•	mortgage-backed funding (including securitisation and covered bond issuance); and

•	capital instruments (although primarily issued to maintain capital ratios).

In addition to day-to-day funding sources, the Group has access to contingent sources from central banks, including

Santander UK plc 2011 Annual Report	123

Business and Financial Review

Risk Management Report continued

the Bank of England, the Swiss National Bank, and the US Federal Reserve. The Group ensures that it has access to these contingent facilities as part of its prudent liquidity risk management. The Group minimises reliance on any one market by maintaining a diverse funding base, and avoiding concentrations by maturity, currency and institutional type.

•	Obtain financial support from other Santander group companies

For capital, funding and liquidity purposes, the Group operates on a stand-alone basis. However, in case of stress conditions, it would consult with its ultimate parent company, Banco Santander, S.A. about financial support.

•	Continue business by making limited reductions in the level of operations or by making use of alternative resources

The Group maintains and regularly updates a Contingency Funding Plan to cover potential extreme scenarios. In addition, the 3-Year Plan is stressed, as part of the ICAAP process, to ensure that the Group can accommodate extreme scenarios and the impact this would have on the 3-Year Plan and profits. In accommodating these extreme scenarios, various management actions would be utilised, including the encashment of certain liquid assets and a reduction in new business in Retail Banking and Corporate Banking.

Wholesale funding

During 2011, the Group continued reducing its dependence on short-term wholesale markets and funding a conservative proportion of retail assets in wholesale markets, as well as benefiting from a sound liquidity position. The Group’s wholesale funding is managed by ALM within Group Infrastructure, to maintain a balanced duration. At 31 December 2011, 73% (2010: 46%) of wholesale funding had a maturity of greater than one year with an overall residual duration for wholesale funding of 1,028 days (2010: 762 days). In 2011, £25bn (2010: £21bn) of medium-term funding was issued, which funded maturities of medium-term funding and repayments of the Bank of England’s Special Liquidity Scheme.

	2011 £bn	2010 £bn
Money market funding(1)	11.1	20.1
Securitisation(2)	22.3	18.1
Covered bonds(2)	16.6	9.8
Securities sold under agreements to repurchase and other funding(3)	6.6	14.6
Senior unsecured funding(2,4)	11.0	9.8
Capital instruments(5)	5.9	6.4

Total Wholesale funding	73.5	78.8

(1)	Includes deposits by banks and customers (accounted for as trading liabilities), certificates of deposit and commercial paper.
(2)	Includes derivatives hedging debt issuances.
(3)	Comprise securities sold under agreements to repurchase (including retained mortgage backed notes) primarily used for medium term funding.
(4)	Includes debt securities in issue excluding securitisation, covered bond, commercial papers and certificate of deposits.
(5)	Includes subordinated debt and certain instruments included in equity.

LIQUIDITY RISK

Definition

Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. Liquidity risks arise throughout the Group. The Group’s primary business activity is commercial banking and, as such, it engages in maturity transformation, whereby callable and short-term commercial deposits (including retail and corporate) are invested in longer-term customer loans.

124	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Managing liquidity risk

Liquidity risk is managed under a comprehensive and prudent liquidity risk management framework. The primary objective of the framework is to ensure that Santander UK is liquidity risk resilient by holding sufficient financial resources to withstand a series of stresses as well as complying with regulatory requirements at all times.

The stress tests that Santander UK runs on a frequent basis to ensure it is holding sufficient financial resources are:

•	Santander UK ILAA stress test. A comprehensive stress test considering all risk drivers applicable to Santander UK during an idiosyncratic shock experienced during a protracted market-wide stress.

•

Funding plan stress tests. A set of stress tests performed on the base-case strategic funding plan aimed at assessing the sensitivity of Santander UK’s structural funding position to the different growth assumptions applied to each funding source and the impact of undershooting the targets set.

•

Santander UK credit ratings downgrade. This stress test assesses the impact on the Group of a downgrade of the credit ratings of Santander UK, including its effects on the Group’s collateral requirements and liquidity position.

•

Eurozone stress test. Given the continuing interest in the eurozone, Santander UK also stress tests a more extreme scenario where Eurozone contagion or collapse results in significant retail, corporate and wholesale deposit outflows, combined with a reduction in the management actions available to it.

The key ongoing liquidity risks are:

Key liquidity risk	Definition

Retail funding risk	Risk of loss of retail deposits.

Corporate funding risk	Risk of loss of corporate deposits.

Wholesale secured and unsecured funding risk	Risk of wholesale unsecured and secured deposits failing to roll over.

Intra-day liquidity risk	Risk of dislocation in payment and settlement systems in which the Group is either a direct or indirect participant.

Off-balance sheet liquidity risk	Risk of insufficent financial resources required to service off-balance sheet assets or commitments.

Derivatives and contingent liquidity risks	Risk of ratings downgrades that could trigger events leading to increased outflows of financial resources, for example, to cover additional margin or collateral requirements.

Liquidity risk appetite

The Board’s risk objective is to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long term viability of the institution. While recognising that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios, the Board requires the Group to hold sufficient liquidity to cover extreme situations. The requirements arising from the FSA’s regulatory liquidity regime are reflected in the Board’s liquidity risk appetite. The liquidity risk appetite has been recommended by the Chief Executive Officer and approved by the Board, under advice from the Board Risk Committee. The liquidity risk appetite, within the context of the overall Risk Appetite Statement, is reviewed and approved by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological or business change). This is designed to ensure that the liquidity risk appetite will continue to be consistent with the Group’s current and planned business activities.

The Chief Executive Officer, under advice from the Board Risk Committee, approves more detailed allocation of liquidity risk limits. The Chief Risk Officer, supported by the Risk Division (including the Deputy Chief Risk Officer, and the Director of Liquidity and Banking Market Risk), is responsible for the ongoing maintenance of the liquidity risk appetite.

Governance and oversight

All key liquidity risks are identified and encompassed within the Group’s Risk Framework and subject to the Group’s three-tier risk governance framework. The Board delegates day-to-day responsibility for liquidity risk to the Chief Executive Officer. The Chief Executive Officer has in turn delegated the responsibilities for Liquidity Management to the Chief financial Officer who in turn delegates to the Finance Director, and Liquidity Risk Oversight to the Chief Risk Officer.

Risk Framework

Adherence to the Group’s liquidity risk appetite is monitored on a daily, weekly and monthly basis through different committees and levels of management including the SRFM Committee and the Risk Committee, and quarterly by the Board and other Board committees. SRFM is responsible for overseeing the management of the Group’s balance sheet in accordance with the Board-approved funding plan and adequacy of liquidity, consistent with the liquidity risk appetite. This includes consideration of relevant macro-economic factors and conditions in the financial markets.

Santander UK plc 2011 Annual Report	125

Business and Financial Review

Risk Management Report continued

Operating Framework

The Group operates centralised liquidity governance and control processes. The Director, Funding is responsible for the day-to-day management of the Group’s balance sheet, including the adequacy of liquidity. ALM operates two dedicated teams within a unified management and reporting structure: one focuses on the management of strategic liquidity risk (i.e. over one year) and the other focuses on the management of tactical liquidity (i.e. within one year).

Management also monitors the Group’s compliance with limits set by the FSA. Actual liquidity positions are tracked and reported daily against approved limits, triggers and other metrics through both liquidity management and liquidity risk oversight. Any breaches are escalated according to the Group’s Risk Framework. The adequacy of the agreed liquidity buffer is monitored through stress testing which is undertaken daily. Resilience to the defined stresses is reported daily to management, and monthly to ALCO, SRFM and Risk Committee, or more frequently depending on market conditions.

Liquid assets

The Group holds, at all times, an unencumbered liquid asset buffer to mitigate liquidity risk. The size and composition of this buffer is determined both by internal stress tests as well as the FSA’s liquidity regime.

The table below shows the liquid assets held by the Group:

	2011 £bn	2010 £bn
Cash at central banks	25	25
Government bonds	3	15

Core liquid assets	28	40

High quality bonds	2	6
Other liquid assets(1)	26	16

Total liquid assets	56	62

(1)	Includes own issuances held by the Group of £24.4bn at 31 December 2011 (2010: £14.6bn).

Total liquid assets remained at satisfactory levels, although reducing slightly to £56bn (2010: £62bn). The reduction of core liquid assets was due to a decrease in short-term funding against which core liquid assets need to be held. The reduction in high quality bonds was due to maturities. Other liquid assets increased with additional own securitisation paper being created and held as part of the Group’s liquidity risk management strategy.

The key element of the Group’s liquidity risk management is focused on holding sufficient liquidity to withstand a series of stress tests. Within the framework of prudent funding and liquidity management, Santander UK manages its activities to minimise liquidity risk, differentiating between short-term and strategic activities.

Short-term, tactical liquidity management

•

Liquid assets – a buffer of liquid assets is held to cover unexpected demands on cash in extreme but plausible stress scenarios. In the Group’s case, the most significant stress events include large and unexpected deposit withdrawals by retail customers and a loss of unsecured wholesale funding.

•	Intra-day collateral management – to ensure that adequate collateral is available to support payments in each payment or settlement system in which the Group participates, as they fall due.

Strategic funding management

•

Structural balance sheet shape – to manage the extent of maturity transformation (investment of shorter term funding in longer term assets), the funding of non-marketable assets with wholesale funding and the extent to which non-marketable assets can be used to generate liquidity.

•

Wholesale funding strategy – to avoid over-reliance on any individual counterparty, currency, market or product, or group of counterparties, currencies, markets or products that may become highly correlated in a stress scenario; and to avoid excessive concentrations in the maturity of wholesale funding.

•	Wholesale funding capacity – to maintain and promote counterparty relationships, monitor line availability and ensure funding capacity is maintained through ongoing use of lines and markets.

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

Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by the Risk Division and reported monthly to ALCO, SRFM, Risk Committee and the Board.

126	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

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

At 31 December 2011

	Group
	Demand £m	Up to 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Deposits by banks	2,980	3,061	37	5,887	—	11,965
Deposits by customers	104,113	10,063	21,135	13,575	475	149,361
Trading liabilities	7,781	14,488	1,415	1,564	656	25,904
Financial liabilities designated at fair value	—	1,632	1,635	3,074	1,015	7,356
Debt securities in issue	—	5,133	4,177	18,245	48,156	75,711
Loan commitments	16,013	1,847	4,044	7,846	7,730	37,480
Subordinated liabilities	—	194	293	1,554	9,023	11,064

	130,887	36,418	32,736	51,745	67,055	318,841

Derivative financial instruments	—	6	24	504	974	1,508

Total financial liabilities	130,887	36,424	32,760	52,249	68,029	320,349

At 31 December 2011

	Company
	Demand £m	Up to 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Deposits by banks	19,251	40,403	9,975	37,091	8,665	115,385
Deposits by customers	97,127	8,739	15,979	11,470	48,502	181,817
Financial liabilities designated at fair value	—	—	1	—	—	1
Debt securities in issue	—	54	915	669	—	1,638
Loan commitments	1,788	1,780	3,189	1,257	5,343	13,357
Subordinated liabilities	—	194	293	1,622	9,023	11,132

Total financial liabilities	118,166	51,170	30,352	52,109	71,533	323,330

At 31 December 2010

	Group
	Demand £m	Up to 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Deposits by banks	3,478	876	48	3,230	211	7,843
Deposits by customers	104,664	9,124	24,282	15,146	526	153,742
Trading liabilities	1,329	35,088	4,229	1,770	705	43,121
Financial liabilities designated at fair value	—	1,331	542	861	1,058	3,792
Debt securities in issue	—	12,138	4,998	12,526	24,286	53,948
Loan commitments	14,886	3,149	815	3,165	8,643	30,658
Subordinated liabilities	—	533	309	1,639	9,733	12,214

	124,357	62,239	35,223	38,337	45,162	305,318

Derivative financial instruments	—	74	19	201	2,070	2,364

Total financial liabilities	124,357	62,313	35,242	38,538	47,232	307,682

At 31 December 2010

	Company
	Demand £m	Up to 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Deposits by banks	25,556	40,329	29,439	42,223	10,621	148,168
Deposits by customers	97,850	7,528	21,135	8,945	40,871	176,329
Financial liabilities designated at fair value	—	32	—	1	—	33
Debt securities in issue	—	1,337	214	1,633	—	3,184
Loan commitments	2,535	3,067	188	1,140	3,315	10,245
Subordinated liabilities	—	533	309	1,639	8,681	11,162

Total financial liabilities	125,941	52,826	51,285	55,581	63,488	349,121

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. The repayment terms of debt securities may be accelerated in line with the covenants described in Note 34 to the Consolidated Financial Statements. In addition, no account is taken of the possible early repayment of the Group’s mortgage-backed non-recourse finance which is redeemed by the Group as funds become available from redemptions of the residential mortgages. The Group has no control over the timing and amount of redemptions of residential mortgages.

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

Santander UK plc 2011 Annual Report	127

Business and Financial Review

Risk Management Report continued

OPERATIONAL RISK (Unaudited)

Definition

Operational risk is the risk of loss to the Group, resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk. Such risks can materialise as frauds, process failures, system downtime or damage to assets due to fire, floods for example. When such risks materialise they have not only immediate financial consequences for the Group but also an effect on its business objectives, customer service and regulatory responsibilities.

Objective

As operational risk is inherent in the processes the Group operates in order to provide services to customers and generate profit for investors, an objective of Operational Risk management is not to remove operational risk altogether but to manage the risk to an acceptable level, taking into account the cost/benefits of minimisation as opposed to the inherent risk levels.

The Operational Risk Framework

Operational risk exposures arise across the Group’s business divisions and operating units, and are managed on a consistent basis. The aim pursued by the Group in operational risk management is to identify, measure/assess, control/mitigate and inform regarding this risk. The Group’s priority is to identify and minimise the risk of loss wherever appropriate, irrespective of whether losses have occurred. Measurement of the risk also contributes to the establishment of priorities in operational risk management, and includes the use of such methods as:

•	Scenario analysis;

•	Risk and control self-assessment;

•	Capture and analysis of losses and incidents; and

•	The use of key risk indicators to monitor risks and set tolerance levels.

The Operational Risk Framework creates the consistent approach to how the Group controls and manages its operational risks and helps everyone understand their responsibilities within this approach. The Operational Risk Framework is a core component of the overall Risk Framework and crucially involves the setting of risk appetite, risk and issue escalation processes, and underpins management approaches to the control environment. The Framework facilitates the ongoing reassessment of risk, appetites and controls, in order to ensure that the Group manages its risks at all times in line with its business objectives.

Work to further strengthen this Framework began in 2011 and will continue in 2012. As part of this development the Group has used the services of a third party, approved by the regulator, to challenge and verify the content of the policy standards that comprise the Operational Risk Framework. The intention is to extend the methods for managing operational risks, increase the transparency of risk management and produce a tighter internal control framework which enhances the assurance that risks are being managed consistently and appropriately across the business.

For the purpose of calculating capital for operational risk, the Group employs the standardised approach provided for under Basel II rules in line with the Banco Santander, S.A. group. The Group also uses its operational risk data and especially its stress and scenario data to assess its capital adequacy.

Managing operational risk

The Framework defines the Operational Risk requirements to be adhered to. The Group obtains assurance that the appropriate standards of risk management are being maintained through the application of the Group’s three tier Risk Governance Framework as follows:

•

In the first line, the day-to-day management of operational risk is the responsibility of business managers who identify, assess and monitor the risks in line with the processes described in the Framework. The Group undertakes extensive activity to minimise the impact operational risks may have on business areas. Within the first line, a specialist operational risk function (IT & Operational Risk) co-ordinates this activity. They are responsible for challenging the adequacy of the risk and control processes operating in the business and monitoring adherence to the Operational Risk Framework. They are also responsible for co-ordinating the implementation and maintenance of the operational risk framework tools and methodologies and ensuring that all key risks are regularly reported to business line Risk Fora, Risk Committee and the Executive Committee.

•

In the second line, an independent central operational risk function has responsibility for establishing the Framework within which the risks are managed, providing the direction for delivering effective operational risk management, as well as overseeing its implementation to ensure consistent approaches are applied across the Group. The primary purpose of the Framework is to define and articulate the Group-wide policy, processes, roles and responsibilities. The Framework incorporates industry practice and regulatory requirements.

•	In the third line, the Internal Audit function provides an independent assurance around the design, implementation, and effectiveness of the Group’s Operational Risk Framework.

128	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

The “three lines of defence” model applies throughout the Group and is implemented taking account of the materiality and perceived risk of the different business areas by using the following key operational risk management techniques:

Scenario Analysis

The Group performs simulations of control failures that may cause the most extreme loss events. These simulations are developed around high impact risks likely to exceed the Group’s future appetite. The scenario analysis allows management to better understand the potential impacts and remediate issues:

•	identifying the high impact events that would most damage the Company financially and reputationally;

•	ensuring that the business is focused on its most critical risks; and

•	facilitating the assessment of capital adequacy.

Risk and Control Self Assessments

Business units identify and assess their operational risks to ensure they are being effectively managed and controlled, and actions prioritised and aligned to the Group’s risk appetite.

Key Risk Indicators

The Group uses Key Risk Indicators to monitor, and mitigation strategies to manage, operational risks. Indicator metrics are used to provide insight into the changing risk profile of the organisation and are also used to assess the performance of key controls.

Key Risk Indicator performance is monitored against tolerances and trigger points that prompt an early warning to potential exposures, whilst the creation of mitigation strategies help address potential concerns.

Loss Data Management

Loss data capture and analysis processes exist to capture all operational risk loss events. The data is used to identify and correct control weaknesses using events as opportunities to prevent or reduce the impacts of recurrence, identify emerging themes, inform risk and control assessments, scenario analysis and risk reporting. Escalation of single or aggregated events to senior management and risk fora is determined by threshold breaches.

Reporting

Reporting forms an integral part of operational risk management ensuring that issues are identified, escalated and managed on a timely basis. Exposures for each business area are reported through monthly risk and control reports which include details on risk exposures and mitigating plans. Events that have a material impact on the Group’s finances, reputation, or customers are prioritised and reported immediately to key executives.

Measurement

A high proportion of the Group’s operational risk events have a low financial cost associated with them and only a very small proportion have a material impact. Operational Risk loss events are categorised using the international Basel standards as follows:

2011 operational risk loss profile

The percentage distribution of the value and number of loss events by category was:

Santander UK plc 2011 Annual Report	129

Business and Financial Review

Risk Management Report continued

In 2011, 69% of the events fell within the execution, delivery and process management category and yet accounted for only 11% of the losses by value. In contrast, over 75% of losses by value were caused by only 16% of the events. These principally represented payouts on the sales of payment protection insurance (‘PPI’) products under the ‘clients, products and business practices’ category. See Note 36 to the Consolidated Financial Statements for more information on PPI.

Key operational risk activity in 2011

During 2011, Santander UK continued to manage its key operational risk in the interest of all its stakeholders, responding to critical developments both within the Group and in the environment in which it operated. Below are some of key risks and the activities undertaken to manage them during 2011.

Financial Crime

Financial crime risk is the risk of reductions in earnings and/or value, through financial or reputational loss, associated with financial crime and failure to comply with related legal and regulatory obligations, these losses may include censure, fines or the cost of litigation.

The Group has continued to invest in staff education and improved fraud detection and prevention systems, processes and controls in order to counter the increasing threat of financial crime and to safeguard the investments of the Group’s customers and assets. The introduction of sophisticated chip and pin terminals at counters in the Group’s retail branches, for example, has reduced the risk of fraudulent account takeovers by organised criminals by enhancing our customer identification protocols in a customer-friendly manner.

The Group Financial Crime Team and Fraud Oversight function continually monitor emerging fraud trends and losses on a case-by-case basis. Action plans are formulated and tracked to ensure root causes have been identified and effective remediation conducted.

Losses and prevention strategies deployed in response to financial crime are reported to the Retail Banking Risk Forum, Risk Committee and Executive Committee.

During 2011, a specific Anti-Bribery and Corruption Unit was formed to provide assurance that the Group has the appropriate controls in response to the introduction of the UK’s Bribery Act.

People

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate colleague actions and behaviour, industrial action, legal action in relation to people, or health and safety issues. Loss can also be incurred through failure to recruit, retain, train, reward and incentivise appropriately skilled staff to achieve business objectives and through failure to take appropriate action as a result of staff underperformance.

The Group takes a robust approach to managing people risk in full alignment with the operational risk framework. The Group has a mandatory training suite and policies which set out minimum standards and aim to mitigate risk in the areas of:

•	Attraction and retention of suitable employees, using appropriate recruitment and pre-employment checks;

•	Reward;

•	Performance Management, Training & Development of employees;

•	Succession Planning and continuing investment in people;

•	Whistleblowing, Disciplinary & Grievance Management;

•	Gathering employee opinion and managing employee engagement;

•	Hiring former employees of the statutory auditor; and

•	Health and Safety.

Conformance to policies is monitored through a comprehensive committee structure which reviews and actions enhancements on an ongoing basis. Risks are identified, managed and mitigated through ongoing risk management practices. Significant risks are reported to the HR Operational Loss Committee and the Executive Committee.

The Group has a robust employee relations governance framework in place that enables regular consultation at both national and local levels with its recognised trade unions enabling the Group to maintain a stable employee relations climate minimising any risk of disruption.

During 2011, the Group reviewed its approach to complying with the FSA Remuneration Code, and in 2012 intends to further review its pay management framework and remuneration governance arrangements. Significant progress has been made on harmonising terms and conditions from the Group’s legacy acquisitions, and preparing for the acquisition and integration from the Royal Bank of Scotland group of a number of branches, regional offices and associated customers to ensure strong risk controls are maintained.

In 2011, the Group worked to develop its employer brand to embed an identity and a set of recognisable cultural values in a sector that is dominated by established brand names. The outcomes of this activity will underpin the Group’s recruitment proposition and communications, to support attracting new talent into the organisation.

130	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

Customers

The risk of reductions in earnings and/or value, through financial or reputational loss, from inappropriate or poor customer treatment (customer treatment risk) or reductions resulting from poor externally-facing business processes (customer process risk). Customer process risk includes customer transaction and processing errors due to incorrect capturing of customer information and/or system failure.

Customer risks are primarily managed through the Group Service Quality framework. Service Quality is an independent function which guides, supports, reviews and reports on customer satisfaction as measured through surveys (20,000 retail customers each month), agreed service levels and feedback via complaints. There is regular weekly and monthly reporting to Executive Committee members and other senior directors across the business. Payments arising from complaints and root cause improvement initiatives are managed within the operational risk and losses framework.

Over recent years, the Group has grown significantly. It has integrated Abbey, the Bradford & Bingley savings business and Alliance & Leicester into its UK operations. 2011 has seen further focus on embedding the new integrated businesses. In addition, preparations are continuing for the acquisition and integration of a number of branches, regional offices and associated customers from the Royal Bank of Scotland group. This period of growth and business change has been challenging in a time of turbulence in financial markets and many actions have been taken to minimise the operational risks arising whilst meeting key customer requirements by enhancing the network including expanding the number of branches and customer facing roles as well as providing more dedicated customer help lines to resolve any customer problems that might arise.

Regulatory, legal and compliance risk

Regulatory, legal and compliance risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.

Regulatory, legal and compliance exposure is driven by the significant volume of current legislation and regulation with which the Group has to comply, along with new legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole. Following the financial crisis, the pace and extent of regulatory reform proposals, both in the UK and internationally, have increased significantly, and can be expected to remain at high levels. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Group, but could for instance affect the Group’s future business strategy, structure or approach to funding. Further uncertainties arise where regulations are principles-based without the regulator defining supporting minimum standards either for the benefit of the consumer or firms. This gives rise to both the risk of retrospection from any one regulator and also to the risk of differing interpretation by individual regulators.

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

Basel II

Santander UK’s risk management complies with Basel principles. Throughout 2010 and 2011, the Group applied the retail internal ratings-based approach for credit risk to its key retail portfolios. A combination of the advanced and foundation internal ratings-based approaches was employed for the principal portfolios. For the remaining credit exposures, currently on the Basel II standardised approach, a rolling programme of transition to the appropriate IRB approach continues. The standardised approach for Operational Risk continued to be applied during 2011.

The Group applied Basel II to its capital disclosures made to the market. The Group has applied Banco Santander S.A.’s approach to risk management in its application of Basel II. Further information on the Group’s capital position under Basel II is included in Note 48 to the Consolidated Financial Statements.

Further information on the Basel II risk measurement of the Group’s exposures is included in Banco Santander S.A.’s 2010 Pillar 3 disclosures report. The Group’s Pillar 3 disclosures are set out in the Balance Sheet Business Review section on pages 54 to 56.

Santander UK plc 2011 Annual Report	131

Business and Financial Review

Risk Management Report continued

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

For further information on Basel III and additional potential forthcoming regulatory changes, specifically the Independent Commission on Banking (‘ICB’), see “Other Regulatory Developments” in the Directors’ Report.

Cyber security risk

Cyber security risk is the risk of reductions in earnings and/or value, through financial or reputational loss, associated with the failure of electronic information security or failure to comply with related legal and regulatory obligations. These losses may include censure, fines or the cost of litigation.

All customer, employee and Group data is considered confidential and appropriate security is applied to protect it. The Group continues to invest in the protection of customer, employee and Group information to reduce the risks associated with the loss of confidentiality, integrity and of availability of this information. Measures taken to reduce the risks include staff education, data encryption and the deployment of specialist software such as Rapport which identifies when internet banking customers are at risk of disclosing information to unauthorised parties.

Losses and prevention strategies deployed in response to cyber security are reported to the Retail Banking Risk Forum, Risk Committee and Executive Committee.

132	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

OTHER RISKS (Unaudited)

PENSION OBLIGATION RISK

Definition

Pension obligation risk is the risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.

Managing pension obligation risk

The Group has statutory funding obligations as the sponsoring employer for a number of defined benefit pension schemes. The schemes are managed by independent trustees in accordance with legislation and trust deeds and rules, for the benefit of members. The Group accepts that it is exposed to pension obligation risk that could give rise to an unexpected increase in the Group’s obligations to fund the schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action. The principal risks to the net asset value of the schemes arise from an increase in the value of the liabilities due to reductions in the discount rate, increases in inflation, adverse changes in the longevity assumptions, and the scheme assets being adversely affected by market movements.

The Chief Financial Officer is responsible for managing the Group’s exposure to pension obligation risk, in conjunction with the trustees. Further information on pensions can be found in ‘Critical Accounting Policies’ in Note 1 and in Note 37 to the Consolidated Financial Statements.

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

Managing business/strategic risk

Business/strategic risk is managed on a monthly basis by the Risk Committee via the Economic Capital model. This is further discussed in the ‘Economic Capital’ section. In addition, economically driven risks are assessed through the Group’s stress-testing programme.

REPUTATIONAL RISK

Definition

Reputational risk is the risk of financial loss or reputational damage arising from treating customers unfairly, a failure to manage risk, a breakdown in internal controls, or poor communication with stakeholders. This includes the risk of decline in the value of the Group’s franchise potentially arising from reduced market share, a change in business development expectations, complexity, tenor and performance of products and distribution mechanisms. Reputational risk also relates to judicial, economic-financial, ethical, social and environmental aspects, amongst others.

Santander UK plc 2011 Annual Report	133

Business and Financial Review

Risk Management Report continued

Managing reputational risk

Reputational risk is managed within the operational risk framework and other internal control and approval processes, and is undertaken by various governance structures, depending on where the risk originated from.

The management of reputational risk which could arise from an inadequate product sales process or an inappropriate provision of service, or non-compliance is undertaken by the following bodies:

a) The Risk Committee

As the senior body responsible for the management of risk, the committee assesses reputational risk whenever it is relevant to its activities and decision-making.

b) The Product Approval and Oversight Committee

This committee is currently chaired by the Chief Financial Officer and has representatives from Risk, Product Development and Marketing, Regulatory Affairs, Compliance, Manufacturing, Customer Experience, Finance, Legal, Human Resources and Internal Governance and Control as members. It is the decision-making body which approves and monitors products and services. The scope of the Product Approval and Oversight Committee in respect of new products is as follows:

•	Approving all new products;

•	Ensuring each Division has stated its opinion and given the required approvals;

•	Ensuring adherence to all applicable new product approval policies;

•	Reviewing policies established for the control of all new product approvals;

•	Defining the Company’s culture in terms of managing conduct risk; and

•	Ensuring the policy for approving the launch of new products is complied with across all business areas.

The Product Approval and Oversight Committee pays particular attention to adjusting the product or service to the framework where it is going to be sold and especially to ensuring that:

•	Each product or service is sold by someone who knows how to sell it;

•	The client knows what he or she is investing in and the risk of each product or service and this can be accredited with the relevant documents;

•	The product or service fits the customer’s risk profile;

•

Each product or service is sold where it can be, not only for legal or tax reasons (i.e. it fits into the legal and tax regime in the UK), but also on the basis of the prevailing financial culture; and

•	When a product or service is approved the maximum limits for placement are set.

RESIDUAL VALUE RISK

Definition

Residual value risk is the risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception. Residual value risk relates to the operating lease assets of the Group, which consist of commercial vehicles and other assets to its corporate customers, of which the Group is the lessor, and the finance lease assets, which consist mainly of office fixtures and equipment of which the Group is the lessee.

Managing residual value risk

Residual value risk is controlled through asset specific policies and delegated authorities agreed by the Risk Committee. The residual value risk is reassessed each time a new lease is written or an existing lease renewed and extended. In addition, portfolio impairment reviews are undertaken and independently evaluated and signed-off by the Risk Division, with impairment loss allowances being raised where appropriate.

134	Santander UK plc 2011 Annual Report

Business and Financial Review

Risk Management Report continued

FINANCIAL INSTRUMENTS OF SPECIAL INTEREST

This section summarises the types of financial instruments which have been of special interest as a result of the economic environment of the last few years. The table below shows the type of financial instrument and where they are classified on the Group’s Consolidated Balance Sheet. It also provides cross references to the Notes to the Consolidated Financial Statements containing additional analysis of the significant assets.

The Group’s financial instruments which are considered to have been most affected by the current credit environment include floating rate notes (‘FRNs’), asset-backed securities (‘ABS’) (including mortgage-backed securities (‘MBS’) and the Group’s exposures to monoline insurers), Collateralised Debt Obligations (‘CDOs’), Collateralised Loan Obligations (‘CLOs’), loans to banks, certain credit derivatives in the Treasury asset portfolio, and off-balance sheet entities. The Group has no holdings in Structured Investment Vehicles.

The Group aims to actively manage these exposures. Additional information on the Group’s exposures by country is disclosed in ‘Balance Sheet Business Review – Country risk exposure’.

CLASSIFICATION IN THE CONSOLIDATED BALANCE SHEET

The classification of these assets in the Group’s Consolidated Balance Sheet, and cross references to the Notes to the Consolidated Financial Statements containing additional analysis of the significant assets, is as follows:

2011

Balance sheet line item		Type of Financial Instrument
	Note	FRNs £m	ABS £m	CDO £m	CLO £m	Loans £m	Derivatives(1) £m	OECD Govt debts £m	Bank CDs £m	Other £m	Total £m
Trading assets – debt securities	14	5,768	—	—	—	—	—	2,943	—	—	8,711
Derivatives – equity & credit contracts	15	—	—	—	—	—	16	—	—	—	16
Financial assets designated at fair value – debt securities	16	—	379	—	—	—	—	—	—	250	629
Loans and advances to banks	17	—	—	—	—	4,487	—	—	—	—	4,487
Available-for-sale – debt securities	22	—	—	—	—	—	—	—	—	—	—
Loans and receivables securities	23	515	1,142	3	90	—	—	—	—	21	1,771

		6,283	1,521	3	90	4,487	16	2,943	—	271	15,614

2010

Balance sheet line item		Type of Financial Instrument
	Note	FRNs £m	ABS £m	CDO £m	CLO £m	Loans £m	Derivatives(1) £m	OECD Govt debts £m	Bank CDs £m	Other £m	Total £m
Trading assets – debt securities	14	10,901	—	—	—	—	—	6,630	290	—	17,821
Derivatives – equity & credit contracts	15	—	—	—	—	—	38	—	—	—	38
Financial assets designated at fair value – debt securities	16	—	1,046	12	—	—	—	—	—	240	1,298
Loans and advances to banks	17	—	—	—	—	3,852	—	—	—	—	3,852
Available-for-sale – debt securities	22	—	—	—	—	—	—	125	—	—	125
Loans and receivables securities	23	1,646	1,778	37	112	—	—	—	—	37	3,610

		12,547	2,824	49	112	3,852	38	6,755	290	277	26,744

(1)

Credit derivatives – Treasury asset portfolio. In November 2010, the Group acquired a portfolio of loans to banks, asset-backed securities and related credit derivatives, as part of an alignment of portfolios across the Banco Santander, S.A. group. Disclosures regarding the geographic location of the counterparties to the credit derivatives recognised as a result of the acquisition of that portfolio are set out in the “Group Infrastructure” section within “Credit Risk” on page 117. Further information on all the Group’s holdings of derivatives (including these credit derivatives) is set out in Note 15 to the Consolidated Financial Statements.

EXPOSURE TO OFF-BALANCE SHEET ENTITIES SPONSORED BY THE GROUP

Certain Special Purpose Entities (‘SPEs’) are formed by the Group to accomplish specific and well-defined objectives, such as securitising financial assets. The Group consolidates these SPEs when the substance of the relationship indicates control, as described in Note 1 of the Consolidated Financial Statements. Details of SPEs sponsored by the Group (including SPEs not consolidated by the Group) are set out in Note 20 and Note 21 to the Consolidated Financial Statements.

The only SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products.

Santander UK plc 2011 Annual Report	135

Report of the Directors

Directors

BOARD OF DIRECTORS

At 31 December 2011

CHAIRMAN

Lord Burns

Lord Burns (age 68) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Channel 4 Television Corporation and a Non-Executive Director of Banco Santander, S.A. His current professional roles include President of the Society of Business Economists, a Non-Executive Member of the Office for Budget Responsibility and Chairman of the Governing Body of the Royal Academy of Music. He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee in 1999. He was a Non-Executive Director of British Land plc (2000-2005), Pearson plc (1999-2010) and Legal & General Group plc (1991-2001). He was also Chairman of the National Lottery Commission (2000-2001), Marks and Spencer Group plc (2006-2008), Glas Cymru Cyfyngedig (Welsh Water) (2000-2010) and President of the National Institute of Economic and Social Research (2002-2011).

EXECUTIVE DIRECTORS

Ana Botín

Chief Executive Officer

Ana Botín (age 51) was appointed as Chief Executive Officer on 1 December 2010. She joined the Banco Santander, S.A. group in 1988, directed Banco Santander, S.A.’s Latin American international expansion in the 1990’s and was responsible for the Latin American, Corporate Banking, Asset Management and Treasury areas. Ana was Chief Executive Officer of Banco Santander de Negocios and has been a member of Banco Santander, S.A.’s Board and Executive Committee since 1989 and of its Management Committee since 1994. From 2002 to 2010, Ana was Executive Chairman of Banco Español de Credito, S.A. in Spain.

José María Nus

Chief Risk Officer

José María Nus (age 61) was appointed as an Executive Director and Chief Risk Officer on 17 March 2011 and is responsible for the Risk Division. Previously, José María was Chief Risk Officer at Banco Español de Credito, S.A., where he was a member of the Board and member of the Executive Committee. Prior to joining Banco Español de Credito, S.A. he held senior positions at Bankinter, S.A. and Banco de Negocios Argentaria, S.A. where he was Managing Director of Risk.

Steve Pateman

Executive Director

Steve Pateman (age 48) was appointed as an Executive Director on 1 June 2011 and is responsible for Corporate, Commercial and Business Banking. On 6 March 2012 he assumed responsibility for Retail Banking and Retail Products and Marketing in his capacity as Head of UK Banking. He joined the Company in June 2008 as Head of UK Corporate and Commercial Banking and an Executive Committee member. Previously with National Westminster Bank plc and the Royal Bank of Scotland plc where he was CEO of Business Banking, Managing Director of Commercial Banking and Managing Director of Corporate Banking, he has experience running businesses with revenues in excess of £1.0bn with over 5,000 staff. Steve has also worked on a variety of financings, restructurings, capital market and equity issues during his time in NatWest Markets where he specialised in the leisure and retail sectors.

APPOINTMENTS POST 31 DECEMBER 2011

EXECUTIVE DIRECTOR

Stephen Jones

Chief Financial Officer

Stephen Jones (age 47) was appointed as an Executive Director and Chief Financial Officer on 6 March 2012. Stephen Jones joined Santander UK from Barclays where he was Managing Director, Head of Investor Relations, served on the Governance and Control Committee for its UK Retail and Business Banking and was a member of the Regulatory and Public Policy Group. Prior to this he was Managing Director, Head of Corporate Debt Capital Markets and Equity Capital Markets and Co-Head of Corporate Investment Banking, Barclays Capital EMEA. Before joining Barclays in 2002 he spent 14 years at Schroders (later Schroder Salomon Smith Barney). He qualified as a solicitor in 1988.

136	Santander UK plc 2011 Annual Report

Report of the Directors

Directors continued

NON-EXECUTIVE DIRECTORS

Juan Rodríguez Inciarte

Deputy Chairman

Juan Inciarte (age 59) was appointed Non-Executive Director on 1 December 2004. He joined Banco Santander, S.A. in 1985 and has served within Banco Santander, S.A. as Head of Retail Banking, Head of Wholesale, Corporate Banking and Head of Santander Consumer Finance. He has also headed up the Treasury and Markets area and the Risk Management division. He has been deeply involved in Banco Santander’s global expansion in positions as Head of the Former International Division and of the European Alliances. He is currently a member of the Boards of Banco Banif, S.A., Santander Consumer Finance S.A., and Banco Santander’s International Advisory Board. He was a Director of the Royal Bank of Scotland plc and National Westminster Bank plc (1998-2004) and has served on the Board of Directors of RFS Holdings, First Fidelity Bancorp and First Union Corporation (now part of Wells Fargo), San Paolo – IMI in Italy, Sovereign Bancorp in the US (2006-2008), NIBC Bank N.V. in The Netherlands (2005-2007), ABN AMRO Holding N.V. and Compañía Española de Petróleos, S.A. of Spain. Mr Inciarte is Chairman of the US-Spain Council, Member of the Spain-Japan Council Foundation, Member of the Board of Trustees of the Carlos V International Centre of the Autonomous University of Madrid and a Fellow of The Chartered Institute of Bankers in Scotland.

Jane Barker (Resigned on 31 December 2011)

Jane Barker (age 62) was appointed Non-Executive Director on 21 October 2008. She is Chief Executive Officer of Equitas Limited, the company set up to re-insure and run-off the 1992 and prior years’ non-life liabilities of Lloyd’s of London syndicates and a Non-Executive Director of Marsh Limited. She is Deputy Chairman of the Royal College of Music, an external member of the Appeal Panel for Scotland and Northern Ireland Banknote Regulation Regime and was previously a member of the council and chair of the Audit Committee of the Open University. Her other previous roles have included being Finance Director of the London Stock Exchange.

Roy Brown

Roy Brown (age 65) was appointed Non-Executive Director on 21 October 2008. He is a Chartered Engineer, Graduate of the Harvard Business School and is Chairman of GKN plc, Governor of Tonbridge School and Chairman of the Tonbridge School Foundation. Formerly, he was an Executive Director of Unilever plc and NV and a Non-Executive Director of Brambles Industries plc, the British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd’s of London.

José María Carballo

José María Carballo (age 67) was appointed Non-Executive Director on 1 December 2004. He is Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Vista Capital Expansion S.A. S.G.E.C.R. and Director of Teleférico Pico del Teide S.A.. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (UK). He was Executive Vice President of Banco Santander, S.A. from 1989-2001 and Chief Executive Officer of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.

José María Fuster

José María Fuster (age 53) was appointed Non-Executive Director on 1 December 2004. He is Executive Vice President of Operations and Technology, and Chief Information Officer of Banco Santander, S.A. and Non-Executive Director of Banco Español de Credito, S.A. He joined Banco Español de Credito, S.A. in 1998 and was appointed as Chief Information Officer of Banco Santander, S.A. in 2003. He started his professional career with International Business Machines, S.A. and Arthur Andersen as a consultant. He has also worked for Citibank España, S.A. and National Westminster Bank plc.

Rosemary Thorne

Rosemary Thorne (age 60) was appointed Non-Executive Director on 1 July 2006. She is also a Non-Executive Director on the Board of Smurfit Kappa Group plc. She was Group Finance Director of Ladbrokes plc until April 2007, Non-Executive Director of Cadbury Schweppes plc until September 2007 and Senior Independent Director on the Board of Virgin Radio Holdings Limited until June 2008. Previously, she was Group Financial Controller of Grand Metropolitan Public Limited Company (prior to its merger with Guinness plc to become Diageo plc) and spent almost eight years as the Group Finance Director of J Sainsbury plc. She joined the Board of Bradford & Bingley plc in 1999 as Group Finance Director, initially working on its demutualisation and flotation, resulting in a place in the FTSE 100 Index in December 2000. She remained in this role for a further five years. She was a member of the Financial Reporting Council and Financial Reporting Review Panel for nine years and a member of The Hundred Group of Finance Directors Main Committee for 15 years.

Keith Woodley (Resigned on 31 December 2011)

Keith Woodley (age 72) was appointed Non-Executive Director on 5 August 1996. He was made Senior Independent Non-Executive Director in April 1999 and was Deputy Chairman from April 1999 until November 2004. He is a former Non-Executive Director of National & Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is a Council Member and Pro-Chancellor of the University of Bath.

Santander UK plc 2011 Annual Report	137

Report of the Directors

Directors’ Report

CORPORATE STRUCTURE

Santander UK plc (the ‘Company’) is a subsidiary of Banco Santander, S.A.. The ordinary shares of the Company are not traded on the London Stock Exchange. Banco Santander, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 24 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company, the nature of each subsidiary’s business and details of branches. Note 39 to the Consolidated Financial Statements provides details of the Company’s share capital.

CORPORATE GOVERNANCE

The Company is subject to the Listing Rules and the Disclosure & Transparency Rules of the UK Financial Services Authority (‘FSA’), because it has preference shares listed on the London Stock Exchange. As a result of having only preference shares listed, the Company is not required to make certain disclosures that are normally part of the continuing obligations of equity listed companies in the UK. However, a number of voluntary disclosures have been presented in this Directors’ Report relating to remuneration (see pages 143 to 145). Additionally, the Company complies with the remuneration disclosure requirements in the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms.

The Company’s corporate governance model ensures that the Board and the management of the Company make their own decisions on liquidity, funding and capital, having regard to what is appropriate for the Company’s business and strategy.

NYSE Corporate Governance - differences in UK/New York Stock Exchange corporate governance practice

Under the NYSE corporate governance listing standards the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. We believe the following to be the significant differences between our current corporate governance practices and those applicable to US companies under the NYSE listing standards.

Under the NYSE listing standards, independent directors must comprise a majority of the Board. Our Board is currently comprised of a Chairman (who is also a non-executive director), four executive directors (including the Chief Executive Officer) and five non-executive directors. Three of the non-executive directors are independent as defined in the NYSE listing standards. The other two non-executive directors are not independent as they are employees of our parent company, Banco Santander, S.A..

The NYSE listing standards require that non-management directors meet on a regular basis without management present and that, in certain circumstances, independent directors meet separately at least once a year. Neither applicable UK rules nor our internal policies require such meetings, and such meetings do not occur on a regular basis.

The NYSE listing standards require that US listed companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, we established a Nomination Committee with effect from 27 September 2011, which leads the process for Board appointments. This committee has written terms of reference setting out its role to identify and nominate candidates for Board and committee appointments. The following directors make up the Nomination Committee: Terence Burns, Ana Botín, Roy Brown, Rosemary Thorne and Juan Inciarte. Of these directors, two are independent non-executive directors.

In addition, the Board is responsible for monitoring the effectiveness of the Company’s governance practices and making changes as needed to ensure the alignment of the Company’s governance system with current best practices. The Board monitors and manages potential conflicts of interest of management, Board members, shareholders, external advisors and other service providers, including misuse of corporate assets and abuse in related party transactions.

The NYSE listing standards require that US listed companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. The Remuneration Oversight Committee was established with effect from 1 January 2010. Under its written terms of reference, this committee is primarily responsible for overseeing and supervising the Group’s policies and frameworks covering remuneration and reward. The Remuneration Oversight Committee is made up of three independent non-executive directors: Roy Brown (Chairman), José María Carballo, Rosemary Thorne.

The NYSE listing standards require that US listed companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Exchange Act of 1934, as amended, with a written charter addressing certain corporate governance matters, and whose members are all independent. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. The Company does have a Board Audit Committee composed of three independent non-executive directors: Rosemary Thorne (Chairperson), José María Carballo, Roy Brown, however the scope of the Board Audit Committee’s terms of reference as well as the duties and responsibilities of such committee are more limited than that required of audit committees under the NYSE listing standards. For example, the Board Audit Committee does not provide an audit committee report as required by the NYSE listing standards to be included in the Company’s annual proxy statement.

138	Santander UK plc 2011 Annual Report

Report of the Directors

Directors’ Report continued

The NYSE listing standards require that US listed companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their directors. The NYSE listing standards also require that the Board conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board undertakes a review of Board effectiveness every two years through an internal process led by the Chairman. The most recent Board effectiveness review occurred in the fourth quarter of 2010.

A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE listing rules applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

In addition, as a wholly-owned subsidiary of an NYSE-listed company, we are exempt from two NYSE listing standards otherwise applicable to foreign listed companies as well as US listed companies. The first requires the CEO of any NYSE-listed foreign company to notify promptly the NYSE in writing after any executive of the issuer becomes aware of any material non-compliance with any applicable NYSE corporate governance standards. The second requires NYSE-listed foreign companies to submit executed Written Affirmations annually to the NYSE.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

The principal activity of Santander UK plc, company number 2294747, and its subsidiaries (together ‘Santander UK’ or the ‘Group’), continues to be the provision of an extensive range of personal financial services. In addition, Santander UK provides a wide range of banking and financial services to business and public sector customers. The Company is authorised and regulated by the FSA.

The Company is required to set out in this report a fair review of the development and performance of the business of the Group during the year ended 31 December 2011 and of the position of the Group at the end of the year, as well as factors likely to affect its future development, performance and position. The information that fulfils this requirement can be found in the Chief Executive Officer’s Review on pages 2 to 5 and the relevant sections of the Business and Financial Review referred to below, which are incorporated into and form part of this Directors’ Report. When reading the Chief Executive Officer’s Review and the Business and Financial Review, reference should be made to the Forward-looking Statements section on page 6.

Information on the development and performance of the business of the Group, both at a consolidated level and analysed by division can be found in the Chief Executive Officer’s review and in the following sections:

•	An analysis of the Group’s development and performance during the year is contained in the “Business Review – Summary” on pages 12 to 16.

•	Further detailed analysis of the development and performance of the business divisions is contained in the “Business Review – Divisional Results” on pages 19 to 29.

Information on the position of the Group at the end of the year can be found in the Chief Executive Officer’s review and in the following sections:

•	Business volumes are discussed in the “Business Review – Divisional Results” on pages 20 to 21.

•

The Balance Sheet Business Review can be found on pages 32 to 61, including details of capital expenditure on page 49, contractual obligations and off-balance sheet arrangements on page 53, a review of capital management and resources on pages 54 to 56, and funding and liquidity on pages 57 to 59.

•	Key performance indicators are described in the “Business Review – Key Performance Indicators” on pages 17 to 18.

The Company is also required to describe the principal risks and uncertainties facing the Group. Financial risks are described in the Risk Management Report by type of risk, with further analysis by segment on pages 62 to 135, and material risk factors are described in the Risk Factors section on pages 278 to 290.

RESULTS AND DIVIDENDS

The results of the Group are discussed above. The Directors do not recommend the payment of a final dividend for 2011 (2010: £nil). An interim dividend of £425m was declared on 24 May 2011 on the Company’s ordinary shares in issue and is expected to be paid later in 2012. An interim dividend of £375m was declared in 2010 and paid in 2011.

EVENTS AFTER THE BALANCE SHEET DATE

None.

Santander UK plc 2011 Annual Report	139

Report of the Directors

Directors’ Report continued

GOING CONCERN

The Directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis of accounting in preparing the financial statements.

As outlined above, the Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive Officer’s Review on pages 2 to 5 and in the Business Review on pages 12 to 31. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Balance Sheet Business Review on pages 32 to 61. In addition, Note 48 to the Consolidated Financial Statements includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. As also outlined above, in respect of the principal risks and uncertainties facing the Group, financial risks are described in the Risk Management Report on pages 62 to 135, and material risk factors are described in the Risk Factors section on pages 278 to 290.

In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, 12 months from the date that the balance sheet is signed. This information includes the Group’s results forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance.

•	Budgets and forecasts

Since the acquisition of the Company by Banco Santander, S.A., the Group has a history of profitable operations. Management prepares a 3-year plan (the ‘3-Year Plan’) that forecasts balance sheet, income and margin, by product, with a particular focus on the forthcoming year.

•	Review and reforecast

The 3-Year Plan, its assumptions, forecast results and key sensitivities are reviewed by senior management and presented to the Executive Committee, the Board of Directors and to senior executives of Banco Santander, S.A.. The budget is reforecast frequently and reviewed by the Executive Committee and the Board of Directors. As part of the budget and planning process, a particular emphasis is placed on ensuring the sustainability of earnings, and achieving and maintaining a high level of operating efficiency in the Group (measured by the trading cost:income ratio) to enable competitive products to be developed for customers.

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

The Group’s financial plans are constructed to ensure that they allow the Group to meet its financial obligations as they fall due, both with respect to maturing existing liabilities and future borrowing requirements. On 3 August 2010, Banco Santander, S.A. through a Spanish based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into the Company. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK as described in Note 46 to the Consolidated Financial Statements and will be used to support further growth, including the transaction with the Royal Bank of Scotland Group also described in that Note.

The Group’s funding requirements are met from a variety of sources, with a significant majority being sourced from customer deposits (i.e. retail and corporate deposits). At 31 December 2011, customer assets as a percentage of customer liabilities were 138% (2010: 132%). The balance of the Group’s funding is sourced from the wholesale markets with reference to prevailing and expected market conditions and the desired balance sheet structure. The Board considers it appropriate to balance cost effective short-term financing with medium and long-term funds, which have less refinancing risk, within the context of maintaining a diverse range of sources of wholesale funding. At 31 December 2011, the ratio of customer assets to customer deposits plus medium-term funding was 99%, an increase from 95% at the end of 2010.

Asset and Liability Management produce strategic and tactical funding plans as part of the Group’s planning process. These funding plans are approved by the Board and the Strategic Risk and Financial Management Committee and are controlled on a day-to-day basis by the Director, Funding and within the framework of the Liquidity Risk Manual. The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers. Funding and liquidity management is the responsibility of the Finance Director who delegates day-to-day responsibility to the Director, Funding. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division. See the Risk Management Report for further details on liquidity risk management.

•	Contingent liabilities

The Directors, via the Board Audit Committee, also consider the Group’s exposure to contingent liabilities. This consideration addresses contingent liabilities experienced by the Group in the past, such as legal proceedings, guarantees, operating lease commitments, customer remediation liabilities, tax contingencies, and those arising in respect of the UK Financial Services Compensation Scheme, but also addresses whether there are any new contingencies. Contingent liabilities are captured on a timely basis for purposes of disclosure in the Annual Report and Accounts and the half-yearly financial report.

140	Santander UK plc 2011 Annual Report

Report of the Directors

Directors’ Report continued

Non-trading guarantees require the approval of the Chief Executive Officer or the Chief Financial Officer or, in their absence, any two Company Executive Directors or one Company Executive Director and the Company Secretary. This provision forms part of the Company’s Corporate Governance Framework (other Financial Delegated Authorities).

•	Products and markets

The Directors review information about the major aspects of the economic environment within which the Group operates at monthly Board meetings. This information includes an economic update which contains data on key economic and market trends. In addition, the Group’s Economic Analysis team monitors and provides information to the Board on current and prospective economic and market developments. Retail financial markets, such as the housing market, are a major focus for analysing current trends and potential developments. The Directors also receive regular briefings on market share for the Group’s major products and six-monthly competitor analyses. Wholesale market conditions are reviewed daily by the Director, Funding and an update presented on a monthly basis to the Asset and Liability Management Committee and the Strategic Risk and Financial Management Committee. The tactical and strategic funding plans are updated, if necessary, with reference to current and expected market conditions.

•	Financial risk management

The Group’s risk management focuses on major areas of risk, namely credit risk, market risk, funding and liquidity risk, and operational risk. The Risk Management Report sets out in detail how the Group manages these risks.

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

The Group minimises refinancing risk by sourcing funds from a variety of markets as appropriate and subject to consideration of the appropriate leverage ratio and funding mix for the Group, and in particular customer deposit levels and medium-term funding. The Group actively manages its relationships with existing providers of funding and considers new sources of funds as and when they arise.

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

•	Obtain financial support from other Santander group companies

For capital, funding and liquidity purposes, the Group operates on a stand-alone basis. However, in case of stress conditions, it would consult with its ultimate parent company, Banco Santander, S.A. about financial support.

•	Continue business by making limited reductions in the level of operations or by making use of alternative resources

The Group maintains and regularly updates a Contingency Funding Plan to cover potential extreme scenarios. In addition, the 3-Year Plan is stressed, as part of the ICAAP process, to ensure that the Group can accommodate extreme scenarios and the impact this would have on the 3-Year Plan and profits. In accommodating these extreme scenarios, various management actions would be utilised, including the encashment of certain liquid assets and a reduction in new business in Retail and Corporate Banking.

As part of their enquiries, the Directors have considered the fact that, as a subsidiary of a bank domiciled in the eurozone, the perception of Santander UK plc is affected by interest in and concerns over the eurozone. The Group’s exposure to eurozone sovereign debt is insignificant, amounting to less than 0.1% of the Group’s total assets. For further information on country risk exposures, consisting of sovereign debt exposures, other country risk exposures and balances with other Santander companies, see the ‘Country Risk Exposure’ section of the ‘Balance Sheet Business Review’.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the Annual Report and Accounts.

Santander UK plc 2011 Annual Report	141

Report of the Directors

Directors’ Report continued

DIRECTORS

The members of the Company’s board of directors (the ‘Board’) at 31 December 2011 are named on pages 136 to 137. For each Director, the date of appointment is shown. At 31 December 2011 the Board comprised a Chairman, three Executive Directors including the Chief Executive Officer, and seven Non-Executive Directors. At the date of publication of this report, the Board composition comprised a Chairman, four Executive Directors including the Chief Executive Officer and five Non-Executive Directors. The roles of Chairman and Chief Executive Officer are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive Officer for the running of the business and implementation of Board strategy and policy. During the year, the following directors resigned:

Director	Title	Date of resignation
Alison Brittain	Executive Director, Retail Distribution	22 March 2011

Jane Barker	Non-Executive Director	31 December 2011

Keith Woodley	Non-Executive Director	31 December 2011

Non-Executive Directors have been appointed for an indefinite term (other than Roy Brown and Rosemary Thorne who have been appointed for a three-year term, after which their appointments may be extended upon mutual agreement).

When they were appointed, the appointments of Ana Botín, Juan Rodríguez Inciarte, José María Fuster, José María Carballo and José María Nus were all proposed by Banco Santander, S.A.. The Company may pay an Executive Director instead of requiring them to work during their notice period.

Following the resignations of Jane Barker and Keith Woodley, the Company is conducting a search for a Deputy Chairman and additional Independent Non-Executive Directors.

COMMITTEES OF THE BOARD

The Board maintains four standing committees, which operate within written terms of reference.

Board Audit Committee

With effect from 1 January 2012, the Audit and Risk Committee was separated into standalone Board Audit and Board Risk committees, recognising the recommended position under the Walker Report. Membership of the Board Audit Committee is restricted to Independent Non-Executive Directors. The Board Audit Committee’s primary tasks are to review the scope of external and internal audit, to receive reports from the external auditors (currently Deloitte LLP) and the Chief Internal Auditor, and to monitor and review the integrity of the financial statements of the Company including its annual and half-yearly reports before they are presented to the Board, focusing in particular on accounting policies, compliance and areas of management judgement and estimates. The Board Audit Committee’s scope also includes the review of the procedures in place for employees to raise concerns about possible wrongdoing in financial reporting and other matters. For a further discussion of the risk-control responsibilities of the Board Audit Committee, see the Risk Management Report of the Annual Report and Accounts on page 68.

The Board Audit Committee also conducts a review of the remit and reports of the internal audit function (which is a Banco Santander S.A. group function) in so far as it relates to the Group as well as the internal audit function’s effectiveness, authority, resources and standing within the Group and management’s response to their findings and recommendations.

The Board Audit Committee monitors the Group’s relationship with, and the experience and qualifications of the external auditors, and reviews the external auditor’s audit plans and audit findings. A framework for ensuring auditor independence has been adopted, which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments.

The Board Audit Committee may make any recommendations to the Board as it sees fit and the Chairperson of the Board Audit Committee reports formally to the Board after each meeting. The Chairperson, Rosemary Thorne, has over 15 years of experience as Finance Director of FTSE 100 Index companies and was a member of the Financial Reporting Council, The Financial Reporting Review Panel and The Hundred Group of Finance Directors Main Committee. The Board has determined that Rosemary Thorne has the necessary qualifications and experience to qualify as a board audit committee financial expert as defined in the rules promulgated under the US Securities Exchange Act of 1934, as amended, and the Board considers that she is independent in accordance with Section 303A.02 of the New York Stock Exchange Corporate Governance Rules.

The other members of the Board Audit Committee are José María Carballo and Roy Brown. During 2011 the members of the Audit and Risk Committee comprised Rosemary Thorne, Jane Barker, Roy Brown, José María Carballo and Keith Woodley. Pursuant to SEC Rule 10A-3(c)(2), which provides a general exemption from the requirement to have a board audit committee for subsidiaries that are listed on a national securities exchange or market where the parent satisfies the requirement of SEC Rule 10A-3, the Company is exempt from the requirements of SEC Rule 10A-3. According to SEC Rule 10A-3(c)(2), additional listings of an issuer’s securities are exempt from the board audit committee requirements if the issuer is already subject to them as a result of listing any class of securities on any market subject to SEC Rule 10A-3. This exemption extends to listings of non-equity securities by a direct or indirect subsidiary that is consolidated or at least 50% beneficially owned by a parent company, if the parent is subject to the requirements as a result of the listing of a class of its equity securities.

142	Santander UK plc 2011 Annual Report

Report of the Directors

Directors’ Report continued

Consequently, as applied to the current shareholding structure of the Company, (as a subsidiary of Banco Santander, S.A.), the Company is exempt from the board audit committee requirements of SEC Rule 10A-3 since: (i) the Company is a subsidiary of Banco Santander, S.A., (ii) Banco Santander, S.A. has equity securities listed on the New York Stock Exchange and is therefore subject to SEC Rule 10A-3, and (iii) the Company does not have any equity securities listed on the New York Stock Exchange or any other national securities exchange in the United States of America.

Board Risk Committee

The Board Risk Committee was established with effect from 1 January 2012. The Board Risk Committee is primarily responsible for advising the Board on the Company’s overall risk appetite, tolerance and strategy, reviewing the risk framework and recommending it to the Board for approval, reviewing the effectiveness of the risk management systems and internal controls, overseeing and advising the Board on current risk exposures and future risk strategy, reviewing the Company’s capability to identify and manage new risk types, and overseeing and challenging the design and execution of stress and scenario testing. Membership of the Board Risk Committee is restricted to Independent Non-Executive Directors, and comprises Rosemary Thorne (Chairperson), José María Carballo and Roy Brown. Prior to 1 January 2012, the functions of the Board Risk Committee were included in those of the Board Audit Committee which had been titled the Audit and Risk Committee.

Remuneration Oversight Committee

The Remuneration Oversight Committee was established with effect from 1 January 2010. The Remuneration Oversight Committee is primarily responsible for overseeing and supervising the Group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. It provides governance and strategic input into the Company’s executive and employee remuneration and reward activities. During 2011, the members of the Remuneration Oversight Committee were Roy Brown (Chairman), José María Carballo, Keith Woodley, Rosemary Thorne and Jane Barker. Keith Woodley and Jane Barker resigned on 31 December 2011.

Nomination Committee

The Nomination Committee was established with effect from 27 September 2011. The Nomination Committee’s primary responsibility is to lead the process for Board appointments, including the identification, nomination and recommendation of candidates for appointment to the Board of the Company. The members of the Nomination Committee are Terence Burns (Chairman), Ana Botín, Roy Brown, Rosemary Thorne and Juan Inciarte.

DIRECTORS’ REMUNERATION (audited)

The aggregate remuneration received by the Directors of the Company in 2011 was:

	2011 £	2010 £
Salaries and fees	5,013,374	4,270,326
Performance-related payments (1)	3,744,619	500,000
Other taxable benefits	—	—

Total remuneration excluding pension contributions	8,757,993	4,770,326
Pension contributions	—	—
Compensation for loss of office	—	—

	8,757,993	4,770,326

(1)

In line with the FSA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in “FSA Remuneration Disclosures” and in Note 44 to the Consolidated Financial Statements.

FSA REMUNERATION CODE

In accordance with the FSA Revised Remuneration Code (the ‘Code’), the Company operates a remuneration policy designed to promote effective risk management, applicable to all employees including a number of senior staff whose professional activities have a material impact on the Company’s risk profile (known as ‘Code Staff’). In accordance with the Code, an element of the 2011 and 2010 variable remuneration of Code Staff was deferred. For Code Staff earning more than £500,000 in variable remuneration (comprising the annual bonus and Long-Term Incentive Plan (‘LTIP’) in 2010 and annual bonus in 2011), at least 60% was deferred, and for Code Staff earning less than £500,000 in variable remuneration, at least 40% was deferred, both for a period of three years. Further details can be found in the additional FSA Remuneration Disclosures on pages 152 to 156, which do not form part of this Directors’ Report.

Santander UK plc 2011 Annual Report	143

Report of the Directors

Directors’ Report continued

The table below reports the remuneration of each Director for the year ended 31 December 2011:

	Salary and	Other	Performance related payments(2)
	fees	Benefits(1)	Paid	Deferred	LTIP	Total	2010
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors
Ana Botín	1,702	52	926	1,388	—	4,068	—
José María Nus (appointed 17 March 2011)	1,103	19	249	249	—	1,620	—
Steve Pateman (appointed 1 June 2011)	405	—	373	560	—	1,338	—
Alison Brittain (resigned 22 March 2011)	660	—	—	—	—	660	1,175
Juan Colombas (resigned 1 December 2010)	—	—	—	—	—	—	638
Antonio Horta-Osoria (resigned 1 December 2010)	—	—	—	—	—	—	1,462
Antonia Lorenzo (resigned 1 December 2010)	—	—	—	—	—	—	536

Sub total	3,870	71	1,548	2,197	—	7,686	3,811

Chairman
Terence Burns	520	—	—	—	—	520	520
Non-Executive Directors
Jane Barker (resigned 31 December 2011)	100	—	—	—	—	100	100
Roy Brown	120	—	—	—	—	120	120
José María Carballo	100	—	—	—	—	100	100
José María Fuster	—	—	—	—	—	—	—
Juan Rodriguez Inciarte	—	—	—	—	—	—	—
Rosemary Thorne	131	—	—	—	—	131	130
Keith Woodley (resigned 31 December 2011)	100	—	—	—	—	100	100

Sub total	1,071	—	—	—	—	1,071	1,070

Total	4,941	71	1,548	2,197	—	8,757	4,881

(1)	Other benefits comprise cash and non-cash benefits.
(2)

In line with the FSA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in “FSA Remuneration Disclosures” and in Note 44 to the Consolidated Financial Statements.

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Banco Santander, S.A. in respect of which no apportionment has been made.

SANTANDER LONG-TERM INCENTIVE PLAN (audited)

In 2011, no Directors (2010: Alison Brittain) were granted a conditional award of shares in Banco Santander, S.A. under the LTIP (2010: £110,706 based on a share price of euro 5.57).

Under the LTIPs granted on 1 July 2010, 1 July 2009, 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. The number of shares participants receive depends on the performance of Banco Santander, S.A. during this period. All awards under the LTIP depend on Santander’s Total Shareholder Return performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share performance against a competitor benchmark group. Further details can be found in Note 44 to the Consolidated Financial Statements.

From 1 July 2011 the eligibility criteria of the LTIP changed. Under the LTIP granted on 1 July 2011, only Key Management Personnel (as defined in Note 44) and other nominated individuals who were not classified as Code Staff under the FSA’s Remuneration Code were granted conditional awards of shares in Banco Santander, S.A.. Instead, for Code Staff, an amount equivalent to the target value of the LTIP for 2010 was included within the cash bonus target level for 2011 and as such is subject to financial, non-financial and risk based performance measures and deferral as determined by the Code. This arrangement was devised in response to discussions between Banco Santander S.A. and the Bank of Spain.

REMUNERATION OF HIGHEST PAID DIRECTOR (audited)

In 2011, the remuneration, excluding pension contributions, of the highest paid Director, was £4,067,594 (2010: £1,462,066) of which £2,313,819 (2010: £nil) was performance related. There was no accrued pension benefit for the highest paid Director (2010: £nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A.. No conditional award of shares was made to the highest paid Director under the Long-Term Incentive Plan during 2011.

RETIREMENT BENEFITS (audited)

Defined benefit pension schemes are provided to certain of the Group’s employees. See Note 37 to the Consolidated Financial Statements for a description of the schemes and the related costs and obligations. No retirement benefits are accruing for any directors under a defined benefit scheme (2010: nil) in respect of their qualifying services to the Group.

144	Santander UK plc 2011 Annual Report

Report of the Directors

Directors’ Report continued

NON-EXECUTIVE DIRECTORS (audited)

Fees were paid to Non-Executive Directors in 2011 totalling £550,555 (2010: £550,360); this amount is included above in the table of Directors’ remuneration.

DIRECTORS’ INTERESTS AND RELATED PARTY TRANSACTIONS (audited)

In 2011, loans were made to three Directors (2010: no Directors), with a principal amount of £32,976 outstanding at 31 December 2011 (2010: £nil). In 2011, loans were made to seven members of the Group’s Key Management Personnel (2010: three), with a principal amount of £3,855,781 outstanding at 31 December 2011 (2010: £677,823).

See Notes 43 and 44 to the Consolidated Financial Statements for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with the Group at 31 December 2011. Note 44 to the Consolidated Financial Statements also includes details of other related party transactions.

In 2011 and 2010, there were no other transactions, arrangements or agreements with the Group in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with the Group at any time during the year (2010: no Director).

No Director held any interest in the shares of any company within the Group at any time during the year (2010: no Director) and no Director exercised or was granted any rights to subscribe for shares in any company within the Group (2010: no Director). During 2011, no Directors exercised share options over shares in Banco Santander, S.A., the parent company of the Company (2010: no Director).

The Group engaged in certain transactions with its parent company, Banco Santander, S.A., and certain of its subsidiaries in the ordinary course of business. These transactions were made substantially on the same terms as for comparable transactions with third party counterparties. For a full description of these transactions in 2011, 2010 and 2009, see Note 44 to the Consolidated Financial Statements.

OTHER REMUNERATION DISCLOSURES (audited)

The remuneration of the eight highest paid senior executive officers is detailed below. Senior executive officers are defined as members of the Company’s Executive Committee (excluding Executive Directors).

	Individuals
	1	2	3	4	5	6	7	8
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Fixed remuneration ( including any non-cash and taxable benefits)	633	721	802	399	678	638	560	378
Variable remuneration (cash – paid)	331	297	176	250	190	166	181	286
Variable remuneration (cash – deferred)	497	198	117	375	127	111	121	190

2011 Remuneration	1,461	1,216	1,095	1,024	995	915	862	854

Sign-on award	—	—	—		—	—	—	—
Severance award	—	—	—		—	—	—	—

No members of the Company’s Executive Committee were granted conditional awards of shares in Banco Santander, S.A.

THIRD PARTY INDEMNITIES

Enhanced indemnities are provided to the Directors of the Company, its subsidiaries and associated companies by Santander UK plc against liabilities and associated costs which they could incur in the course of their duties to the Company. All of the indemnities remain in force at the date of this Annual Report and Accounts. A copy of each of the indemnities is kept at the registered address shown on page 292.

Santander UK plc 2011 Annual Report	145

Report of the Directors

Directors’ Report continued

FINANCIAL INSTRUMENTS

The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to credit risk, market risk, and funding and liquidity risk are outlined in the Risk Management Report on pages 62 to 135.

PENSION SCHEMES

The assets of the pension schemes are held separately from those of the Group and are under the control of trustees.

Three of the Group’s pension schemes have a common corporate trustee which, at 31 December 2011, had nine directors, comprising six Group-appointed directors (one of whom is an independent trustee director) and three member-elected directors. The National & Provincial Building Society Pension Fund has a different corporate trustee, the Board of which at 31 December 2011 comprised three Group-appointed directors (one of whom is an independent trustee director), and three member-elected directors. The above four pension schemes were, at 31 December 2011, invested in a Common Investment Fund which has a corporate trustee, comprising four Group-appointed directors and two scheme trustee-appointed directors.

At 31 December 2011 the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by the Group (two of whom are members and one of whom is an independent trustee) and two are elected by eligible members. In the case of the Scottish Provident Institution Staff Pension Fund, at 31 December 2011, there were eight trustees, of whom five (one of whom is a member and one of whom is an independent trustee) are selected by the Group and the remaining three are elected by eligible members.

At 31 December 2011 the Alliance & Leicester Pension Scheme had eight trustees, of whom four are selected by the Group (one of whom is an independent trustee) and four are elected by eligible members.

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

MARKET VALUE OF LAND AND BUILDINGS

On the basis of a periodic review process, the estimated aggregate market value of the Group’s land and buildings was not significantly different from the fixed asset net book value of £957m (2010: £941m), as disclosed in Note 26 to the Consolidated Financial Statements. It is considered that, except where impairment losses have been recognised, the Group’s land and buildings have a value in use that exceeds the estimated market value, and the net book value is not impaired.

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

GENDER DIVERSITY

Lord Davies’ report, “Women on Boards”, was published in 2011 and set an aspirational target of 25% female representation on Boards of FTSE 100 companies by 2015.

The Company strives to adhere to best practice and at 31 December 2011 (prior to the retirement of Jane Barker and Keith Woodley), 27% of the Board was female. At the date of this Directors’ Report, 20% of the Board is female. This demonstrates the Company’s commitment to ensuring that its Board of directors is sufficiently well balanced in terms of skill, experience and diversity, to run the Company successfully.

146	Santander UK plc 2011 Annual Report

Report of the Directors

Directors’ Report continued

EMPLOYEE INVOLVEMENT

Employee share ownership

The Group currently operates three share schemes for eligible employees, which include the Sharesave Scheme, the Share Incentive Plan (SIP), which includes Free and Partnership shares, and the Long-Term Incentive Plan. In addition, arrangements remain outstanding under the closed Executive Share Option scheme and the closed Alliance & Leicester Share Incentive Plan. All the share options and awards relate to shares in Banco Santander, S.A.. See Note 42 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

Communication

The Group wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across the Group, an online question and answer site and ‘The Village’ – a site for staff to share information, ideas and best practice. The Group also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates, as well as a quarterly online and print staff magazine with in-depth business features. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the Group’s performance. The Group considers employees’ opinions and asks for their views on a range of issues through regular company-wide surveys.

Consultation

The Group has a long history of trade union recognition governed by a partnership agreement with Advance, the independent trade union that it recognises to act as the voice of Santander UK employees. Within the former Alliance & Leicester parts of the business, the Group also works closely with its recognised independent trade union, the Communication Workers Union (‘CWU’). Advance and CWU are affiliated to the Trades Union Congress. The Group consults senior trade union officials on significant proposals within the business at both national and local levels. The Group holds regular Joint Consultative and Negotiating Committee meetings to enable collaborative working and ensure that communication is open and two-way.

DONATIONS

Santander UK made total cash charitable donations during the year of £6,928,535 (2010: £5,030,907). This included cash donations of £2,194,099 (2010: £2,492,200) made by the Santander UK Foundation Limited (the ‘Foundation’) which supported disadvantaged people throughout the UK through the charitable priorities: education and financial capability. In addition, 1,656 staff donations to charities amounting to £1,844,000 (2010: £1,590,979) were matched during the year under the Staff Matched Donation Scheme through this Foundation. Other cash donations included further educational and enterprise charities of £1,951,462 (2010: £1,057,452), the British Heart Foundation of £225,472 (2010: £117,500) and Great Ormond Street Hospital of £80,000 (2010: £80,000).

In addition to its charitable donations, Santander UK made total cash contributions towards community projects during the year of £6,156,922 (2010:£4,462,192).

POLITICAL CONTRIBUTIONS

No contributions (2010: none) were made for political purposes and no political expenditure was incurred.

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

Policy and Practice on Payment of Creditors

It is the Group’s policy to make payments in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions. The Group’s practice on payment of creditors has been quantified under the terms of Schedule 7 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. Based on the ratio of the aggregate amounts owed to trade creditors at the end of the year to the aggregate amounts invoiced by suppliers during the year at 31 December 2011, trade creditor days for the Group were 28 days (2010: 27 days).

Santander UK plc 2011 Annual Report	147

Report of the Directors

Directors’ Report continued

CODE OF CONDUCT

The Group is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in Banco Santander, S.A.’s General Code of Conduct applicable to the Group.

Under their terms and conditions of employment, staff are required to act at all times with the highest standards of business conduct in order to protect the Group’s reputation and ensure a company culture which is free from any risk of corruption, compromise or conflicts of interest. Staff are also required to comply with all Company policies, including the recently-implemented Anti-Bribery and Corruption Policy.

These terms and conditions require that employees must:

•	Abide by all relevant laws and regulations;

•	Act with integrity in all their business actions on the Group’s behalf;

•	Not use their authority or office for personal gain;

•	Conduct business relationships in a transparent manner; and

•	Reject all improper practices or dealings they may be exposed to.

The SEC requires companies to disclose whether they have a code of ethics that applies to the Chief Executive Officer and senior financial officers that promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting violations and accountability for adherence to such a code of ethics. The Group meets these requirements through the Banco Santander, S.A. General Code of Conduct, the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FSA’s Principles for Business, and the FSA’s Principles and Code of Practice for Approved Persons, with which the Chief Executive Officer and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FSA may want to know about. The Group provides a copy of these documents to anyone, free of charge, on application to the address on page 292.

SUPERVISION AND REGULATION

As a firm authorised by the FSA, the Company is subject to UK financial services laws and regulations, which are discussed below. Recent significant regulatory developments which will affect the Group are also highlighted below.

UK

In the UK, the FSA is the single independent regulator for the regulation of deposit taking, investment business, mortgages and insurance. The FSA was set up by the government and exercises statutory powers under the Financial Services and Markets Act 2000 (‘FSMA’). The Company, together with several of its subsidiaries, is authorised by the FSA to carry on a range of regulated activities in the UK, which include mortgages, banking, insurance and investment business. The FSA must adhere to four regulatory objectives, as prescribed in FSMA, which set out the parameters of regulation: market confidence; public awareness; the protection of consumers; and the reduction of financial crime. Based on these regulatory objectives, the FSA has formulated an extensive handbook of rules and guidance to which authorised firms are subject.

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

The UK Government has announced a new regulatory framework which will take effect in 2012. The FSA will be replaced by two regulatory bodies, the Prudential Regulatory Authority (‘PRA’), which will have responsibility for the capital and liquidity of banks and insurance companies, and the Financial Conduct Authority (‘FCA’), which will supervise conduct of business and maintain orderly financial markets for consumers. The FSA began transition to the new structure on 4 April 2011.

European Union

The Group is directly affected by laws emanating from the European Union, primarily through directives that must be implemented by the UK as a Member State of the European Union.

148	Santander UK plc 2011 Annual Report

Report of the Directors

Directors’ Report continued

Basel II

Basel II is a supervisory framework for the risk and capital management of banks and is structured around three pillars. Pillar 1 specifies minimum capital requirements for banks and new methodologies for calculating risk weighted assets. Pillar 2 describes the supervisory review process and outlines the ICAAP required by banks applying Pillar 1 methodologies. Pillar 3 requires disclosure of risk and capital information. The Group’s capital and risk management disclosures are set out in Note 48 to the Consolidated Financial Statements.

In the European Union, Basel II was implemented by the Capital Requirements Directive (‘CRD’) with effect from 1 January 2007. In the UK, the FSA implemented the CRD by including it in FSA rules. These new FSA rules took effect from 1 January 2007. Throughout 2011, the Group applied the Basel II framework to its capital calculations, its ICAAP and to its risk and capital disclosures to the market.

Liquidity

During 2009 Santander UK commenced a comprehensive programme of work to ensure compliance with the requirements of the FSA’s new liquidity regime as laid out in PS09/16. As part of this, during 2011 Santander UK completed an Individual Liquidity Adequacy Assessment as part of the FSA’s Supervisory Liquidity Review Process. This includes an assessment of liquidity requirements using the FSA prescribed stresses. The sources of liquidity risk that are currently analysed within the liquidity risk and control framework are covered by the FSA stresses.

Other Changes to Capital Adequacy and Liquidity Arrangements

A number of consultations are currently underway on proposals to change regulatory capital requirements in both a UK and international context. These include proposals from the Basel Committee on Banking Supervision, (commonly referred to as Basel III as described below) in respect of capital and liquidity as well as the proposition for recovery and resolution plans in the UK. Taken in aggregate, there is a potential for these reforms to have a significant effect. The Group is currently engaged in the assessment of their possible impact and any response that could be required.

Other Regulatory Developments

(i) Independent Commission on Banking (‘ICB’)

In June 2010, the UK Chancellor of the Exchequer announced the creation of the ICB. The ICB was asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition, as well as conducting a review of a proposal to separate retail and investment banking (the ‘retail ring fence’). The ICB published its final report in September 2011 which included a proposed retail ring fence (under which the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity), increased capital requirements, a leverage requirement and improvements of competition and facilitation of easier account switching. In December 2011, the UK Government published their response to the ICB report, broadly endorsing the ICB recommendations and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter. The UK Government has indicated that it may modify the recommendations in the report and is proposing to undertake extensive consultation in two stages during 2012. The Group is currently engaged in the assessment of the possible impact of the ICB’s recommendations and any response that could be required.

(ii) Basel III

Basel III is a comprehensive set of reform measures, developed by the Basel Committee on Banking Supervision, to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to: (i) improve the banking sector’s ability to absorb shocks arising from financial and economic stress, whatever the source (ii) improve risk management and governance, and (iii) strengthen banks’ transparency and disclosures. The reforms target: (a) bank-level, or micro-prudential, regulation, with the aim of helping raise the resilience of individual banking institutions to periods of stress, and (b) macro-prudential, system-wide risks that can build up across the banking sector as well as the pro-cyclical amplification of these risks over time. These two approaches to supervision are complementary as greater resilience at the individual bank level reduces the risk of system-wide shocks. The European Commission published its proposed legislation for the CRD and the Capital Requirements Regulation, which together form the CRD IV package, in July 2011. As well as reflecting the Basel III capital proposals, the CRD IV package also includes new proposals on sanctions for non-compliance with prudential rules, corporate governance and remuneration. These changes are due to be implemented beginning in January 2013. The Group is currently engaged in the assessment of the impact of the Basel III measures.

(iii) Other

There are a number of other regulatory developments going through a consultation and implementation process which may have some effect on the Group’s business. These include the FSCS arrangements, consumer credit regulations, financial stability, and conduct of business arrangements such as those resulting from the Retail Distribution Review, and the Mortgage Market Review.

Santander UK plc 2011 Annual Report	149

Report of the Directors

Directors’ Report continued

DISCLOSURE CONTROLS AND PROCEDURES

The Group has evaluated with the participation of its Chief Executive Officer and Chief Financial Officer, the effectiveness of the Group’s disclosure controls and procedures as of 31 December 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the Group’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of 31 December 2011, the Group’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Group in the reports that the Group files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Group’s management, including the Group’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

There has been no change in the Group’s internal control over financial reporting during the Group’s 2011 fiscal year that has materially affected, or is reasonably likely to materially affect the Group’s internal controls over financial reporting.

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

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the Group. Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2011 based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of 31 December 2011, the Group’s internal control over financial reporting is effective.

RELEVANT AUDIT INFORMATION

Each of the Directors at the date of approval of this report confirms that:

•	So far as the Director is aware, there is no relevant audit information of which the Group’s auditor is unaware; and

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

BRITISH BANKERS’ ASSOCIATION CODE FOR FINANCIAL REPORTING DISCLOSURE

In September 2010, the British Bankers’ Association published a Code for Financial Reporting Disclosure. The Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will: provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

The Group and other major UK banks voluntarily adopted the Code in their 2011 and 2010 financial statements. The Group’s 2011 financial statements have therefore been prepared in compliance with the Code’s principles.

150	Santander UK plc 2011 Annual Report

Report of the Directors

Directors’ Report continued

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

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the UK Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

AUDITOR

Deloitte LLP have expressed their willingness to continue in office as auditor and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.

By Order of the Board

Karen M. Fortunato Company Secretary

15 March 2012

2 Triton Square, Regent’s Place, London NW1 3AN

Santander UK plc 2011 Annual Report	151

Report of the Directors

FSA Remuneration Disclosures (audited)

The undernoted disclosures are prepared in accordance with the UK Financial Service Authority’s handbook for banks, building societies and investment firms (“BIPRU”) 11.5.18 (1) to (7). More detailed information on the Group’s remuneration processes and policies is contained in the Directors’ Report.

ROLE OF THE REMUNERATION OVERSIGHT COMMITTEE

The Santander UK Remuneration Oversight Committee (the “Committee”) was established with effect from 1 January 2010. The Committee is primarily responsible for overseeing and supervising the Banco Santander, S.A. group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. It provides governance and strategic input into the Company’s executive and employee remuneration and reward activities.

The Committee operates according to formal terms of reference which are reviewed regularly in light of best practice and to take into account legal, regulatory and corporate governance developments. The Committee met formally seven times during 2011 (2010: three times).

DECISION-MAKING PROCESS FOR DETERMINING REMUNERATION POLICY

Santander UK’s remuneration policies are agreed locally by the Company’s Executive Committee in conjunction with the Company’s Central Reward team. Where such policies may have a material impact on the success of the business and/or require regulatory or compliance approval, decisions are then subject to formal approval by the Committee. For UK executive directors and first tier senior management, remuneration policies and practices are aligned to those of the Banco Santander, S.A. group generally.

Santander UK ensures that when determining remuneration policies and practices, the Company’s risk appetite is taken into account as well as the economic capital consumption involved in order to generate sustainable target profits.

COMPOSITION OF THE REMUNERATION OVERSIGHT COMMITTEE

The members of the Committee throughout 2011 and 2010 were Roy Brown (Chairman), Jane Barker, José María Carballo, Rosemary Thorne and Keith Woodley. Jane Barker and Keith Woodley resigned on 31 December 2011. The members of the Remuneration Oversight Committee are all non-executive directors and considered by the Company to be independent and free from any business or other relationship that could materially affect the independence of their judgement.

EXTERNAL CONSULTANTS

Throughout 2011 and 2010, the Committee’s work was not supported by any retained independent professional advice. In January 2012, PricewaterhouseCoopers LLP were appointed to provide independent professional advice to the Committee.

THE ROLE OF THE RELEVANT STAKEHOLDERS

The Chairman, the Company Secretary, the Chief Risk Officer, the Human Resources Director and the Director of Compliance also advise the Committee. No Company employee is permitted to participate in the discussions or decisions of the Committee relating to his or her own remuneration.

CODE STAFF CRITERIA

The following groups of employees have been identified as meeting the FSA’s criteria for Code Staff subject to the mandatory requirements of the FSA Remuneration Code. Code Staff broadly includes the following groups of employees:

•	members of the Company’s Executive Committee (which includes the Company’s Executive Directors);

•	senior managers of significant divisions and control functions such as legal, audit and risk;

•	other senior managers reporting to the Board and heads of major divisions;

•	employees whose total remuneration takes them into the same bracket as senior executives; and

•	risk takers, whose professional activities may have a material impact on the firm’s risk profile.

The categories above include all senior level management across the Company as well as those responsible for the management of the main businesses and control function heads.

152	Santander UK plc 2011 Annual Report

Report of the Directors

FSA Remuneration Disclosures (audited) continued

LINK BETWEEN PAY AND PERFORMANCE

Remuneration at Santander UK is made up of fixed and variable pay designed to reward performance. Performance related pay is designed to reflect actual achievement against the range of targets which are set for our employees, taking into account the context in which results were achieved. The Company operates a range of incentive structures, focussed to each particular business area, which are designed to reinforce each area’s strategic objectives and how that links to what its employees are being asked to deliver and to reward increasing performance. There is a clear focus on achieving successful performance so that, individually and by business area, the best performers and the best performance will continue to be the best rewarded.

The key objective in determining bonus awards is to incentivise and motivate the desired performance whilst ensuring pay is justified given business and individual performance, which includes financial and non financial measures, risk performance and any other relevant factors. Dependent upon the nature of an individual’s role, the size and weighting of the various elements may differ to ensure that the overall package is competitive, relevant and performance enhancing. However, overall, the remuneration package for each of our employees is designed to reflect market practice for their role.

Under the Banco Santander, S.A. group’s deferral arrangements, a significant proportion of annual incentive awards for the more senior employees is deferred over a three year period. The purpose of deferred awards is to support a performance culture where employees recognise the importance of sustainable Group, Company, business and individual performance.

The Banco Santander, S.A. group’s long-term incentive scheme, in which senior Company executives and employees not classified as Code Staff participate, is designed to link reward with the long-term success of the Banco Santander, S.A. group and recognise the responsibility participants have in driving its future success and delivering value for shareholders. Long-term incentive awards are conditional on the satisfaction of corporate performance measures.

DESIGN AND STRUCTURE OF REMUNERATION

Santander UK remuneration policies are designed to encourage a high-performance culture where people are rewarded and recognised for their performance and ability, and the impact they have on the Company’s success.

The individual elements of employees’ remuneration packages comprise fixed pay (base salary, retirement and other benefits) and performance-related pay (consisting of annual incentives, deferred awards and long-term incentives). The size and weighting of the various reward elements will differ, dependent upon the nature of an individual’s role, to ensure that the package is competitive, relevant and performance enhancing. Taking into account the expected value of long-term incentives, or bonus deferred in to shares as applicable, the performance-related elements of the package make up an appropriate and considerable proportion of the total remuneration of the Company’s senior executives and senior employees, while maintaining an appropriate balance between fixed and variable elements.

Reward processes are underpinned by a robust performance management system which drives appropriate behaviours. The key aspects of the remuneration components are set out below:

a) Base Salary

Base salaries are set around market median levels, and with reference to the specific market for the business in which an individual works and the skills and competencies that the individual brings to their business area. The level of fixed pay aims to be sufficient so that inappropriate risk-taking is not encouraged.

b) Annual Bonus

Santander UK’s policy in respect of short-term incentives is to reward good financial and non-financial performance, which supports the Company and relevant business area’s business strategy, and takes into account the Company’s risk appetite and personal contribution in a clear and transparent way. Specific and measurable targets are set at the beginning of the year and communicated to employees.

Robust design principles have been established, alongside strict governance procedures to that ensure that all existing and future annual bonus schemes support Santander UK’s business strategy and risk appetite.

c) Long-term Incentives

Banco Santander, S.A. operates a Long-Term Incentive Plan (“LTIP”) for its senior executives and other nominated employees not classified as Code Staff across the Banco Santander, S.A. group including participants from the Group. The LTIP is designed to reinforce the alignment of the Group’s employees in achieving the common objectives of the Banco Santander, S.A. group, the creation of value over the long term and to align the reward of participants with the return to shareholders. The Banco Santander, S.A. group has in recent years introduced an annual cycle to the grant of conditional LTIP awards and, subject to shareholder approval, plans to continue that practice in future years. The performance measures and rules of the plan are reviewed on an annual basis and approved at Banco Santander, S.A.’s Annual General Meeting.

Santander UK plc 2011 Annual Report	153

Report of the Directors

FSA Remuneration Disclosures (audited) continued

Participants in each annual cycle of the LTIP are granted conditional awards of shares in Banco Santander, S.A. against performance over a three year period. The number of unconditional shares a participant actually receives depends on the performance of Banco Santander, S.A. against the performance criteria measured after the completion of the performance period.

All unconditional awards under the LTIP vesting and actually transferred to participants in 2011 and 2010 were dependent on Banco Santander S.A.’s Total Shareholder Return and the growth of Earnings per Share performance against a competitor benchmark group. All conditional awards granted to participants in 2011 (for the performance period 1 January 2011 to 31 December 2013) and 2010 (for the performance period 1 January 2010 to 31 December 2012) depend on Banco Santander, S.A.’s Total Shareholder Return performance against a competitor benchmark group. Specific details of the conditional awards made in 2011 and 2010 to certain participants in the Company can be found in Note 44 to the Consolidated Financial Statements.

d) Deferral and vesting

To ensure the interests of the Company and its employees are aligned with those of the shareholders of Banco Santander, S.A., and the Company’s approach to risk management supports the interests of all stakeholders, the vesting of deferred annual bonus awards and long-term incentive awards is subject to continued employment (which may be terminated in the event of gross or serious misconduct) and, in the case of deferred bonus awards, subject to the Company’s rules on performance adjustment and claw-back.

Santander UK ensures that it is compliant in its mandatory deferral requirements for its Code Staff and the amount of bonus to be deferred is based on the total variable pay received. The FSA Remuneration Code prescribes that at least 40% of variable pay must be made over a period of at least three years and, for staff earning more than £500,000 in variable remuneration, at least 60% of a bonus must be deferred over the same period. Santander UK meets these requirements.

Following a review of the approach to deferral of bonus awards, it is proposed that all UK bonus awards will be subject to deferral principles that have been set at Banco Santander, S.A. group level. Such principles, as applied to the Company, are subject to ratification by the Committee and can be overridden by UK national requirements to meet any criteria set by the FSA or other regulator/law. However, the general deferral principles are as follows:

•	a proportion of an individual’s bonus (on a sliding scale) will become subject to deferral if the bonus exceeds certain levels depending on the nature of the role;

•	any deferred amount will be issued in shares over a three year period (in three equal deferral tranches); and

•	deferrals are subject to continued employment with the Banco Santander, S.A. group in the UK and on the condition that none of the prescribed circumstances of forfeiture occur.

Following implementation of this approach, Santander UK will continue to ensure that the requirements of the FSA Remuneration Code are met for its employees and particularly for Code Staff.

Santander UK will prevent vesting of all or part of the amount of deferred remuneration in any of the following circumstances:

•	evidence of employee misbehaviour or material error;

•	material downturn in the Company or relevant business unit’s performance; or

•	the Company or relevant business unit suffers a material failure of risk management.

In such circumstances, the Committee will have discretion to determine the amount of deferred remuneration that will not vest or extinguish an award altogether, following recommendations from Banco Santander, S.A.’s Committee for Evaluation of Risk & Remuneration.

e) Allocation into shares

The FSA Remuneration Code requires at least 50% of variable remuneration of Code Staff to be paid in shares or other specific instruments. This requirement applies to both deferred and non-deferred variable remuneration, such that no more than 30% of total remuneration, or 20% of variable remuneration, can be awarded up front in cash.

From 2011, Santander UK complied in full with the FSA Remuneration Code requirements in this regard for its Code Staff and pays the non deferred element of annual bonus as 50% in cash and 50% in shares or share-linked instruments, the necessary approvals from shareholders having been obtained.

For annual bonus awards for the 2010 bonus year, the FSA made allowance for Santander UK to complete a special one-off arrangement to align with the strict requirements of the revised FSA Remuneration Code: for the non-deferred bonus element, 50% was paid in the first quarter of 2011, and the remainder was retained for six months and paid in cash at the end of that period (i.e. in the third quarter of 2011). This was due to the timing of the introduction on the revised FSA Remuneration Code and the Articles of Association of Banco Santander, S.A. reserving the power to award shares by way of remuneration to the shareholders of Banco Santander, S.A. in general meeting.

154	Santander UK plc 2011 Annual Report

Report of the Directors

FSA Remuneration Disclosures (audited) continued

f) Risk adjustments

Santander UK’s remuneration policies are set to ensure the value and make up of remuneration scheme design is linked to the Company’s risk appetite. For example, the allocation of an aggregate bonus pool for the Company’s annual bonus awards is linked to the performance of the Company, measured against a balanced scorecard of performance metrics including in respect of its return on risk-adjusted capital. This measure encourages the Company to consider risks and therefore the economic capital consumption involved to generate profits and also ensures that inappropriate incentives are removed at a Company level.

Members of the Committee are also members of the Company’s Board Audit Committee. In addition, the Company’s Chief Risk Officer is an attendee at the Committee’s meetings and it is supported by the Company’s Risk Function as required. This framework ensures the Committee is engaged with the risk management of the business and is provided with risk information on an ongoing basis.

QUANTITATIVE REMUNERATION DISCLOSURE

The Company is required to disclose aggregate quantitative remuneration information for its Code Staff in the years ended 31 December 2011 and 2010. At 31 December 2011, there were 22 Code Staff (2010: 14) who have been identified as Key Management Personnel and 33 other Code Staff (2010: 28).

Aggregate Remuneration Expenditure

Aggregate remuneration is made up of total fixed and variable remuneration awarded in respect of the 2011 and 2010 performance years as follows.

Business Area	2011 £’000	2010 £’000
Markets	5,240	7,929
Other	32,742	22,557

Amounts and form of fixed and variable remuneration

a) Fixed remuneration

Total fixed remuneration paid in 2011 and 2010 included all benefits and allowances, including pensions contributions by employer, pension cash allowance, housing and energy allowances, car allowances and miscellaneous benefits (net) was as follows.

	2011 £’000	2010 £’000
Key Management Personnel	11,805	7,185
Other Code Staff	8,206	5,193

b) Variable remuneration

Variable remuneration payable in respect of 2011 and 2010 performance consisted of cash bonuses, share awards, long-term incentives and other discretionary one-off awards was as follows.

Variable remuneration awarded in respect of 2011 performance year

	Key Management Personnel £’000	Other Code Staff £’000
Variable remuneration:
- Bonus in cash	5,094	4,023
- Bonus in shares(1)	5,094	3,756
- Long-term incentives in shares(2)	—	—

Total variable remuneration	10,188	7,779

Deferred remuneration:
Amount deferred in cash	2,533	1,937
Amount deferred in shares(3)	2,533	1,938

Total deferred remuneration	5,066	3,875

(1)	Value of bonus in shares awarded for performance in 2011, based on share price at award.
(2)	Value of long-term incentive shares awarded for performance in 2011, based on share price at grant.
(3)	Value of bonus in deferred shares for performance in 2010, and long-term incentive shares for performance in 2011.

Santander UK plc 2011 Annual Report	155

Report of the Directors

FSA Remuneration Disclosures (audited) continued

Variable remuneration awarded in respect of 2010 performance year

	Key Management Personnel £’000	Other Code Staff £’000
Variable remuneration:
- Bonus in cash	3,465	8,612
- Bonus in shares(1)	308	2,354
- Long-term incentives in shares(2)	1,879	1,490

Total variable remuneration	5,652	12,456

Deferred remuneration:
Amount deferred in cash	828	2,898
Amount deferred in shares(3)	2,187	3,844

Total deferred remuneration	3,015	6,742

(1)	Value of bonus in shares awarded for performance in 2010, based on share price at award.
(2)	Value of long-term incentive shares awarded for performance in 2010, based on share price at grant.
(3)	Value of bonus in deferred shares for performance in 2010, and long-term incentive shares for performance in 2010.

c) Outstanding deferred remuneration

This refers to deferred remuneration awarded in respect of the 2011 and 2010 performance years, as well as that paid out during the year in respect of previous years deferrals and all unvested remuneration on 31 December 2011 and 31 December 2010. This includes deferred bonus awards and long-term incentive plans contingent on multi-year performance. Deferred remuneration reduced during the year relates to long-term incentives lapsing when performance conditions are not met or deferred awards being reduced due to claw-back.

2011 Category of Deferred Remuneration

	Key Management Personnel £’000	Other Code Staff £’000
Awarded in year(1)	5,066	3,875
Paid out from prior years(2)	1,590	4,402
Amount by which payouts from prior years were reduced by performance adjustments(3)	220	144
Unvested at year end(4)	5,162	9,441

(1)	Value of deferred and long-term incentive shares granted in 2011, based on share price at award/grant, plus deferred cash from 2011 bonus
(2)	Value of long-term incentive shares that vested in 2011, based on share price at vesting, plus deferred cash from 2008 bonus paid in 2011
(3)	Value of long-term incentive shares or deferred cash delivered in 2011 that have either lapsed or been reduced as a result of performance conditions not being satisfied or claw back policy
(4)

Value of both deferred and long-term incentive shares unvested at December 2011, based on a share price at 31 December 2011, plus deferred cash outstanding from previous bonuses. Does not include remuneration awarded in respect of 2011 performance.

2010 Category of Deferred Remuneration

	Key Management Personnel £’000	Other Code Staff £’000
Awarded in year(1)	3,015	6,742
Paid out from prior years(2)	2,195	2,620
Amount by which payouts from prior years were reduced by performance adjustments(3)	215	101
Unvested at year end(4)	6,898	8,580

(1)	Value of deferred and long-term incentive shares granted in 2010, based on share price at award/grant, plus deferred cash from 2010 bonus
(2)	Value of long-term incentive shares that vested in 2010, based on share price at vesting, plus deferred cash from 2007 bonus paid in 2010
(3)	Value of long-term incentive shares or deferred cash delivered in 2010 that have either lapsed or been reduced as a result of performance conditions not being satisfied or claw back policy
(4)

Value of both deferred and long-term incentive shares unvested at December 2010, based on a share price at 31 December 2010, plus deferred cash outstanding from previous bonuses. Does not include remuneration awarded in respect of 2010 performance.

d) Sign-on and severance payments

No sign-on payments were made to Code Staff during the year, severance payments of £746,111 were made to Code Staff during the year (2010: no payments).

By Order of the Remuneration Oversight Committee

Roy Brown Chairman 15 March 2012

2 Triton Square, Regent’s Place, London NW1 3AN

156	Santander UK plc 2011 Annual Report

Financial Statements

Contents to Financial Statements

Financial Statements
159	Report of Independent Registered Public Accounting Firm - US opinion
160	Consolidated Income Statement for the years ended 31 December 2011, 2010 and 2009
160	Consolidated Statement of Comprehensive Income for the years ended 31 December 2011, 2010 and 2009
161	Consolidated Balance Sheet at 31 December 2011 and 2010
162	Consolidated Statement of Changes in Equity for the years ended 31 December 2011, 2010 and 2009
163	Consolidated Cash Flow Statement for the years ended 31 December 2011, 2010 and 2009
164	Company Balance Sheet at 31 December 2011 and 2010
165	Company Statement of Comprehensive Income for the years ended 31 December 2011, 2010 and 2009
165	Company Statement of Changes in Equity for the years ended 31 December 2011, 2010 and 2009
166	Company Cash Flow Statement for the years ended 31 December 2011, 2010 and 2009
167	Notes to the Financial Statements

Santander UK plc 2011 Annual Report	157

Financial Statements

This page is intentionally left blank

158	Santander UK plc 2011 Annual Report

Financial Statements

Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board Members of Santander UK plc

We have audited the accompanying consolidated financial statements of Santander UK plc and subsidiaries (the “Group”) for the year ended December 31, 2011 which comprise the Consolidated Balance Sheets as of December 31, 2011 and 2010 and the related Consolidated Statements of Income, Comprehensive Income, Cash Flows and Changes in Equity for each of the three years in the period ended December 31, 2011, the related Notes 1 to 50, the audited information in the Risk Management report in the Business and Financial Review (pages 62 to 135) and the information in the Balance Sheet Business Review marked audited (pages 44 to 48). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (the “IASB”).

DELOITTE LLP

London, United Kingdom

March 15, 2012

Santander UK plc 2011 Annual Report	159

Financial Statements

Primary Financial Statements

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December 2011, 2010 and 2009

	Notes	2011 £m	2010 £m	2009 £m
Interest and similar income	3	7,618	7,047	7,318
Interest expense and similar charges	3	(3,788)	(3,233)	(3,906)

Net interest income		3,830	3,814	3,412

Fee and commission income	4	1,138	902	986
Fee and commission expense	4	(220)	(203)	(162)

Net fee and commission income		918	699	824

Net trading and other income	5	437	521	460

Total operating income		5,185	5,034	4,696

Administration expenses	6	(1,995)	(1,793)	(1,848)
Depreciation, amortisation and impairment	7	(447)	(275)	(260)

Total operating expenses excluding provisions and charges		(2,442)	(2,068)	(2,108)

Impairment losses on loans and advances	9	(565)	(712)	(842)
Provisions for other liabilities and charges	9	(917)	(129)	(56)

Total operating provisions and charges		(1,482)	(841)	(898)

Profit before tax		1,261	2,125	1,690
Taxation charge	10	(358)	(542)	(445)

Profit for the year		903	1,583	1,245

Attributable to:
Equity holders of the parent		903	1,544	1,190
Non-controlling interest		—	39	55

All profits during the year were generated from continuing operations.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2011, 2010 and 2009

	Notes	2011 £m	2010 £m	2009 £m
Profit for the year		903	1,583	1,245

Other comprehensive (expense)/income:
Actuarial (losses)/gains on retirement benefit obligations	37	(37)	25	(606)
Losses on available-for-sale securities	22	(3)	(1)	(6)
Exchange differences on translation of foreign operations		—	—	(4)
Tax on above items	10	11	(9)	171

Net (loss)/gain recognised directly in equity		(29)	15	(445)

Gains on available-for-sale securities transferred to profit or loss on sale		—	(2)	(2)
Tax on items transferred to profit or loss	10	—	1	1

Net transfers to profit		—	(1)	(1)

Total other comprehensive (expense)/income for the year before tax		(40)	22	(618)
Tax relating to components of other comprehensive (expense)/income	10	11	(8)	172

Total comprehensive income for the year		874	1,597	799

Attributable to:
Equity holders of the parent		874	1,558	744
Non-controlling interest		—	39	55

The accompanying Notes on pages 167 to 274 and the audited sections of the Risk Management Report on pages 62 to 135 and the information in the Balance Sheet Business Review marked audited (pages 44 to 48) form an integral part of these Consolidated Financial Statements.

160	Santander UK plc 2011 Annual Report

Financial Statements

Primary Financial Statements continued

CONSOLIDATED BALANCE SHEET

At 31 December 2011 and 2010

	Notes	2011 £m	2010 £m
Assets
Cash and balances at central banks	12	25,980	26,502
Trading assets	14	21,891	35,461
Derivative financial instruments	15	30,780	24,377
Financial assets designated at fair value	16	5,005	6,777
Loans and advances to banks	17	4,487	3,852
Loans and advances to customers	18	201,069	195,132
Available-for-sale securities	22	46	175
Loans and receivables securities	23	1,771	3,610
Macro hedge of interest rate risk		1,221	1,091
Intangible assets	25	2,142	2,178
Property, plant and equipment	26	1,596	1,705
Current tax assets		—	277
Deferred tax assets	27	257	566
Retirement benefit assets	37	241	—
Other assets	28	1,088	1,157

Total assets		297,574	302,860

Liabilities
Deposits by banks	29	11,626	7,784
Deposits by customers	30	148,342	152,643
Derivative financial instruments	15	29,180	22,405
Trading liabilities	31	25,745	42,827
Financial liabilities designated at fair value	32	6,837	3,687
Debt securities in issue	33	52,651	51,783
Subordinated liabilities	34	6,499	6,372
Other liabilities	35	2,571	2,026
Provisions	36	970	185
Current tax liabilities		271	492
Deferred tax liabilities	27	—	209
Retirement benefit obligations	37	216	173

Total liabilities		284,908	290,586

Equity
Share capital and other equity instruments	39	3,999	3,999
Share premium	39	5,620	5,620
Retained earnings		3,021	2,628
Other reserves		26	27

Total shareholders’ equity		12,666	12,274

Total liabilities and equity		297,574	302,860

The accompanying Notes on pages 167 to 274 and the audited sections of the Risk Management Report on pages 62 to 135 and the information in the Balance Sheet Business Review marked audited (pages 44 to 48) form an integral part of these Consolidated Financial Statements.

The Financial Statements on pages 160 to 274 were approved and authorised for issue by the Board on 15 March 2012 and signed on its behalf by:

Stephen Jones Chief Financial Officer

Company Registered Number: 2294747

Santander UK plc 2011 Annual Report	161

Financial Statements

Primary Financial Statements continued

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2011, 2010 and 2009

				Other reserves
	Notes	Share capital £m	Share premium £m	Available for sale reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m	Non- controlling interest £m	Total £m
1 January 2011		3,999	5,620	10	17	2,628	12,274	—	12,274
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	903	903	—	903
- Other comprehensive income/(expense) for the year		—	—	(3)	—	(37)	(40)	—	(40)
- Tax on other comprehensive income		—	—	2	—	9	11	—	11

		—	—	(1)	—	875	874	—	874

Dividends and other distributions	13	—	—	—	—	(482)	(482)	—	(482)

31 December 2011		3,999	5,620	9	17	3,021	12,666	—	12,666

1 January 2010		2,709	1,857	12	17	1,911	6,506	716	7,222
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	1,544	1,544	39	1,583
- Other comprehensive income/(expense) for the year		—	—	(3)	—	25	22	—	22
- Tax on other comprehensive income/(expense)		—	—	1	—	(9)	(8)	—	(8)

		—	—	(2)	—	1,560	1,558	39	1,597

Dividends and other distributions	13	—	—	—	—	(815)	(815)	(17)	(832)
Issue of preference shares	39	300	—	—	—	—	300	—	300
Redemption of A&L preference shares		—	—	—	—	—	—	(294)	(294)
Reclassification of Perpetual Preferreds	39	297	—	—	—	—	297	(297)	—
Issue of ordinary shares	39	693	3,763	—	—	—	4,456	—	4,456
Acquisition of non-controlling interest	46	—	—	—	—	(28)	(28)	(147)	(175)

31 December 2010		3,999	5,620	10	17	2,628	12,274	—	12,274

1 January 2009		1,148	3,121	18	21	1,678	5,986	711	6,697
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	1,190	1,190	55	1,245
- Other comprehensive income/(expense) for the year before tax		—	—	(8)	(4)	(606)	(618)	—	(618)
- Tax on other comprehensive income/(expense)		—	—	2	—	170	172	—	172

		—	—	(6)	(4)	754	744	55	799

Dividends and other distributions		—	—	—	—	(521)	(521)	(50)	(571)
Reclassification of RCIs		297	—	—	—	—	297	—	297
Transfer to share capital		1,264	(1,264)	—	—	—	—	—	—

31 December 2009		2,709	1,857	12	17	1,911	6,506	716	7,222

The accompanying Notes on pages 167 to 274 and the audited sections of the Risk Management Report on pages 62 to 135 and the information in the Balance Sheet Business Review marked audited (pages 44 to 48) form an integral part of these Consolidated Financial Statements.

162	Santander UK plc 2011 Annual Report

Financial Statements

Primary Financial Statements continued

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December 2011, 2010 and 2009

	Notes	2011 £m	2010 £m	2009 £m
Net cash flow (used in)/from operating activities
Profit for the year		903	1,583	1,245
Adjustments for:
Non cash items included in net profit		3,668	3,136	(24)
Change in operating assets		2,219	6,239	7,776
Change in operating liabilities		(12,015)	1,557	(2,351)
Income taxes (paid)/received		(165)	(131)	2
Effects of exchange rate differences		(1,662)	(1,000)	(3,719)

Net cash flow (used in)/from operating activities	40	(7,052)	11,384	2,929

Net cash flow (used in)/from investing activities
Acquisition of businesses, net of cash acquired	40,46	—	(1,418)	—
Investment in associates		—	—	(35)
Disposal of subsidiaries, net of cash disposed	40	76	250	—
Purchase of property, plant and equipment and intangible assets	25,26	(397)	(873)	(463)
Proceeds from sale of property, plant and equipment and intangible assets		93	91	60
Purchase of non-trading securities		—	(1,225)	(1,133)
Proceeds from sale of non-trading securities		124	1,851	3,004

Net cash flow (used in)/from investing activities		(104)	(1,324)	1,433

Net cash flow from/(used in) financing activities
Issue of ordinary share capital	39	—	4,456	—
Issue of loan capital		48,449	21,409	1,556
Repayment of loan capital		(43,070)	(15,973)	(5,895)
Dividends paid on ordinary shares	13	(375)	(900)	(225)
Dividends paid on preference shares classified in equity	13	(19)	(19)	—
Dividends paid on Reserve Capital Instruments	13	(21)	(21)	(21)
Interest paid on preference shares classified in non-controlling interest		—	—	(19)
Interest paid on Perpetual Preferred Securities classified in non-controlling interest		—	(17)	(17)
Dividends paid on Perpetual Preferred Securities	13	(17)	—	—

Net cash flow from/(used in) financing activities		4,947	8,935	(4,621)

Net (decrease)/increase in cash and cash equivalents		(2,209)	18,995	(259)

Cash and cash equivalents at beginning of the year		45,500	26,364	27,675
Effects of exchange rate changes on cash and cash equivalents		(345)	141	(1,052)

Cash and cash equivalents at the end of the year	40	42,946	45,500	26,364

The accompanying Notes on pages 167 to 274 and the audited sections of the Risk Management Report on pages 62 to 135 and the information in the Balance Sheet Business Review marked audited (pages 44 to 48) form an integral part of these Consolidated Financial Statements.

Santander UK plc 2011 Annual Report	163

Financial Statements

Primary Financial Statements continued

COMPANY BALANCE SHEET

At 31 December 2011 and 2010

	Notes	2011 £m	2010 £m
Assets
Cash and balances at central banks	12	18,958	21,408
Derivative financial instruments	15	6,001	2,994
Financial assets designated at fair value	16	45	5,126
Loans and advances to banks	17	90,716	115,957
Loans and advances to customers	18	181,972	179,223
Available-for-sale securities	22	34	38
Loans and receivables securities	23	5,202	5,378
Macro hedge of interest rate risk		32	114
Investment in subsidiary undertakings	24	6,995	6,869
Intangible assets	25	1,458	1,407
Property, plant and equipment	26	1,182	1,204
Current tax assets		154	212
Deferred tax assets	27	275	379
Retirement benefit assets	37	237	—
Other assets	28	965	1,006

Total assets		314,226	341,315

Liabilities
Deposits by banks	29	112,278	146,240
Deposits by customers	30	175,067	170,579
Derivative financial instruments	15	1,207	1,099
Financial liabilities designated at fair value	32	1	30
Debt securities in issue	33	1,609	3,177
Subordinated liabilities	34	6,564	6,438
Other liabilities	35	2,121	1,796
Provisions	36	912	156
Current tax liabilities		—	14
Retirement benefit obligations	37	216	177

Total liabilities		299,975	329,706

Equity
Share capital and other equity instruments	39	3,999	3,999
Share premium	39	5,620	5,620
Retained earnings		4,625	1,983
Available for sale reserve		7	7

Total shareholders’ equity		14,251	11,609

Total liabilities and equity		314,226	341,315

The accompanying Notes on pages 167 to 274 and the audited sections of the Risk Management Report on pages 62 to 135 and the information in the Balance Sheet Business Review marked audited (pages 44 to 48) form an integral part of these Financial Statements.

The Financial Statements on pages 160 to 274 were approved and authorised for issue by the Board on 15 March 2012 and signed on its behalf by:

Stephen Jones
Chief Financial Officer

Company Registered Number: 2294747

164	Santander UK plc 2011 Annual Report

Financial Statements

Primary Financial Statements continued

COMPANY STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2011, 2010 and 2009

	Notes	2011 £m	2010 £m	2009 £m
Profit for the year		3,153	1,391	747

Other comprehensive (expense)/income:
Actuarial (losses)/gains on retirement benefit obligations	37	(38)	67	(414)
Losses on available-for-sale securities	22	(2)	—	—
Tax on items taken directly to equity		11	(20)	116

Net (loss)/gain recognised directly in equity		(29)	47	(298)

Gains on available-for-sale securities transferred to profit or loss on sale		—	—	—
Tax on items transferred to profit		—	—	—

Net transfers to profit		—	—	—

Total other comprehensive (expense)/income for the year before tax		(40)	67	(414)
Tax relating to components of other comprehensive (expense)/income		11	(20)	116

Total comprehensive income for the year		3,124	1,438	449

Attributable to:
Equity holders of the parent		3,124	1,438	449

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2011, 2010 and 2009

	Notes	Share Capital £m	Share Premium £m	Available for sale reserve £m	Retained earnings £m	Total £m
1 January 2011		3,999	5,620	7	1,983	11,609
Total comprehensive income/(expense):
- Profit for the year		—	—	—	3,153	3,153
- Other comprehensive income/(expense) for the year		—	—	(2)	(38)	(40)
- Tax on other comprehensive income/(expense)		—	—	2	9	11

		—	—	—	3,124	3,124

Other movements		—	—	—	—	—
Dividends	13	—	—	—	(482)	(482)

31 December 2011		3,999	5,620	7	4,625	14,251

1 January 2010		2,709	1,857	7	1,350	5,923
Total comprehensive income/(expense):
- Profit for the year		—	—	—	1,391	1,391
- Other comprehensive income/(expense) for the year		—	—	—	67	67
- Tax on other comprehensive income/(expense)		—	—	—	(20)	(20)

		—	—	—	1,438	1,438

Issue of preference shares	39	300	—	—	—	300
Reclassification of Perpetual Preferred Securities	39	297	—	—	—	297
Issue of ordinary shares	39	693	3,763	—	—	4,456
Other movements		—	—	—	10	10
Dividends	13	—	—	—	(815)	(815)

31 December 2010		3,999	5,620	7	1,983	11,609

1 January 2009		1,148	1,857	7	1,422	4,434
Total comprehensive income/(expense):
- Profit for the year		—	—	—	747	747
- Other comprehensive income/(expense) for the year		—	—	—	(414)	(414)
- Tax on other comprehensive income/(expense)		—	—	—	116	116

		—	—	—	449	449

Capital contribution		1,264	—	—	—	1,264
Dividends		—	—	—	(521)	(521)
Reclassification of Reserve Capital Instruments		297	—	—	—	297

31 December 2009		2,709	1,857	7	1,350	5,923

The accompanying Notes on pages 167 to 274 and the audited sections of the Risk Management Report on pages 62 to 135 and the information in the Balance Sheet Business Review marked audited (pages 44 to 48) form an integral part of these Financial Statements.

Santander UK plc 2011 Annual Report	165

Financial Statements

Primary Financial Statements continued

COMPANY CASH FLOW STATEMENT

For the years ended 31 December 2011, 2010 and 2009

	Notes	2011 £m	2010 £m	2009 £m
Net cash flow (used in)/from operating activities
Profit for the year		3,153	1,391	747
Adjustments for:
Non cash items included in net profit		1,760	2,580	(207)
Change in operating assets		5,712	(35,575)	1,103
Change in operating liabilities		(29,053)	43,708	(6,166)
Income taxes (paid)/received		(121)	(99)	21
Effects of exchange rate differences		(47)	(27)	(268)

Net cash flow (used in)/from operating activities	40	(18,596)	11,978	(4,770)

Net cash flow used in investing activities
Increase in investment in subsidiaries	24	—	(1,451)	—
Investment in associates		—	—	(35)
Disposal of subsidiaries, net of cash disposed		—	772	—
Purchase of property, plant and equipment and intangible assets	25,26	(340)	(783)	(209)
Proceeds from sale of property, plant and equipment and intangible assets		5	47	18
Purchase of non-trading securities		—	—	(9)
Proceeds from sale and redemption of non-dealing securities		—	—	3

Net cash flow used in investing activities		(335)	(1,415)	(232)

Net cash flow from/(used in) financing activities
Issue of ordinary share capital	39	—	4,456	—
Repayment of loan capital		(1,957)	(2,804)	(557)
Dividends paid on ordinary shares	13	(375)	(900)	(225)
Dividends paid on Perpetual Preferred Securities	13	(17)	—	—
Dividends paid on preference shares classified in equity	13	(19)	(19)	—
Dividends paid on Reserve Capital Instruments	13	(21)	(21)	(21)

Net cash flow (used in)/from financing activities		(2,389)	712	(803)

Net (decrease)/increase in cash and cash equivalents		(21,320)	11,275	(5,805)

Cash and cash equivalents at beginning of the year		66,673	55,398	61,203
Effects of exchange rate changes on cash and cash equivalents		—	—	—

Cash and cash equivalents at the end of the year	40	45,353	66,673	55,398

The accompanying Notes on pages 167 to 274 and the audited sections of the Risk Management Report on pages 62 to 135 and the information in the Balance Sheet Business Review marked audited (pages 44 to 48) form an integral part of these Financial Statements.

166	Santander UK plc 2011 Annual Report

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

BASIS OF PREPARATION

The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, and on the going concern basis of accounting as disclosed in the Directors’ statement of going concern set out in the Directors’ Report on pages 140 and 141.

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

Disclosures required by IFRS 7 “Financial Instruments: Disclosure” relating to the nature and extent of risks arising from financial instruments can be found in the Risk Management Report on pages 62 to 135 which form an integral part of these Consolidated Financial Statements.

Recent accounting developments

In 2011, the Group adopted the following significant new or revised standards or amendments to standards:

a)

IAS 24 “Related Party Disclosures”- In November 2009, the IASB issued amendments to IAS 24 which clarified the definition of a related party, introduced a partial exemption from some disclosure requirements for government-related entities and included an explicit requirement to disclose commitments involving related parties. IAS 24 (2009) was adopted with effect from 1 January 2011. Retrospective application is required. The adoption of IAS 24 (2009) did not affect the Group’s disclosures.

b)	There are a number of other changes to IFRS that were effective from 1 January 2011. Those changes did not have a significant impact on the Group’s financial statements.

Future accounting developments

The Group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Group:

a)

IAS 1 ‘Presentation of Financial Statements’ – In June 2011, the IASB issued amendments to IAS 1 that retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (i) items that will not be reclassified subsequently to profit or loss; and (ii) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012.

The Group anticipates that IAS 1 (2011) will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013 and that the application of the new Standard will modify the presentation of items of other comprehensive income accordingly. Retrospective application is required. The Group does not anticipate that these amendments to IAS 1 will have a significant impact on the Group’s disclosures.

b)

IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’, IAS 27 ‘Separate Financial Statements’ and IAS 28 ‘Investments in Associates and Joint Ventures’ – In May 2011, the IASB issued new and amended guidance on consolidated financial statements and joint arrangements. IFRS 10, IFRS 11 and IFRS 12 were new standards issued while IAS 27 and IAS 28 were amended. Each of the standards issued is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted as long as each of the other standards is also applied earlier.

Santander UK plc 2011 Annual Report	167

Financial Statements

Notes to the Financial Statements continued

•

Under IFRS 10 ‘Consolidated Financial Statements’, control is the single basis for consolidation, irrespective of the nature of the investee; this standard therefore eliminates the risks-and-rewards approach. IFRS 10 identifies the three elements of control as power over the investee, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns. An investor must possess all three elements to conclude that it controls an investee. The assessment of control is based on all facts and circumstances, and the conclusion is reassessed if there are changes to at least one of the three elements. Retrospective application is required subject to certain transitional provisions.

•

IFRS 11 applies to all entities that are parties to a joint arrangement. A joint arrangement is an arrangement of which two or more parties have joint control. IFRS 11 establishes two types of joint arrangements, joint operations and joint ventures, which are distinguished by the rights and obligations of the parties to the arrangement. In a joint operation, the parties to the joint arrangement (referred to as ‘joint operators’) have rights to the assets and obligations for the liabilities of the arrangement. By contrast, in a joint venture, the parties to the arrangement (referred to as ‘joint venturers’) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognise its share of the assets, liabilities, revenues, and expenses in accordance with applicable IFRSs; however, a joint venturer would account for its interest by using the equity method of accounting under IAS 28 (2011). Transitional provisions vary depending on how an interest is accounted for under IAS 31 and what its nature is under IFRS 11.

•

IFRS 12 integrates the disclosure requirements on interests in other entities, currently included in several standards to make it easier to understand and apply the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard also contains additional requirements on a number of topics. Under IFRS 12, an entity should disclose information about significant judgements and assumptions (and any changes to those assumptions) made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement. IFRS 12 also requires additional disclosures to make it easier to understand and evaluate the nature, extent, and financial effects of the Group’s transactions with its subsidiaries, joint arrangements, associates and unconsolidated structured entities as well as any changes in and risks associated with these entities or arrangements. Disclosures shall be aggregated or disaggregated so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have different characteristics. The standard applies prospectively from the beginning of the annual period in which it is adopted.

The Group anticipates that IFRS 10, IFRS 11 and IFRS 12 will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013 and that the application of the new standards may have a significant impact on the Group’s disclosures and on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

•	IAS 27 was amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 was amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The Group anticipates that IAS 27 (2011) and IAS 28 (2011) will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013. The Group does not anticipate that these amendments to IAS 27 and IAS 28 will have a significant impact on its disclosures and on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

c)

IFRS 13 ‘Fair Value Measurement’ - In May 2011, the IASB issued IFRS 13, which establishes a single source of guidance for fair value measurement. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current accounting standards. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which it is adopted.

The Group anticipates that IFRS 13 will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013 and that the application of the new standard may affect the amounts reported in the financial statements and result in more extensive disclosures in the financial statements. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

d)

IFRS 7 ‘Financial Instruments: Disclosures’ – In October 2010, the IASB issued amendments to IFRS 7 that increase the disclosure requirements for transactions involving transfers of financial assets. The amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period. The amendments to IFRS 7 are effective for annual periods beginning on or after 1 July 2011, with earlier application permitted. Disclosures are not required for comparative periods before the date of initial application of the amendments.

168	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The Group anticipates that IFRS 7 (2010) will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2012. The Group does not anticipate that these amendments to IFRS 7 will have a significant impact on its disclosures regarding transfers of financial assets (see Note 21). However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

e)

IFRS 9 ‘Financial Instruments’ – In November 2009, the IASB issued IFRS 9 and in October 2010, issued an amendment to IFRS 9 which introduce new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. In November 2011, the Board reached a tentative agreement to change the mandatory effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 rather than being required to apply them for annual periods beginning on or after 1 January 2013 as is currently the case. Early application would continue to be permitted.

•

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

•

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

The Group anticipates that IFRS 9 will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2015 and that the application of the new Standard may have a significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

f)

IAS 19 ‘Employee Benefits’ – In June 2011, the IASB issued amendments to IAS 19 that change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. The amendments to IAS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions.

The Group anticipates that IAS 19 (2011) will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013. The Group does not anticipate that these amendments to IAS 19 will have a significant impact on its profit or loss or financial position as the Group does not utilise the ‘corridor approach’.

g)

There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the Group’s financial statements until a detailed review has been completed.

Comparative information

As required by US public company reporting requirements, these Consolidated Financial Statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.

CONSOLIDATION

a) Subsidiaries

Subsidiaries, which are those companies and other entities (including Special Purpose Entities (‘SPEs’)) over which the Group, directly or indirectly, has power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. The Company recognises investments in subsidiaries at cost less impairment.

Santander UK plc 2011 Annual Report	169

Financial Statements

Notes to the Financial Statements continued

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary, associate or business at the date of acquisition is recorded as goodwill. Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim financial statements for the period to 31 December.

In the context of SPE’s, the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates an SPE:

•	the activities of the SPE are being conducted on behalf of the Group according to the Group’s specific business needs so that it obtains benefits from the SPE’s operation;

•

the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated those decision-making powers;

•	the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or

•	the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

Assessments of control are made based on the initial arrangements in place, but are reconsidered if there are subsequent changes to the substance of the arrangements, such as the nature of the Group’s involvement, the contractual arrangements or the governing rules of the SPE.

Transactions between entities under common control, i.e. fellow subsidiaries of Banco Santander S.A. (the “ultimate parent”) are outside the scope of IFRS 3 – “Business Combinations”, and there is no other guidance for such situations under IFRS. The Group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, except for the continued disclosure of those IBNO provisions for a portfolio that cannot easily be allocated to individual loans, unless the transaction represents a reorganisation of entities within the Group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Group in a manner consistent with group reconstruction relief under UK GAAP (merger accounting).

b) Associates

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group’s share of the post-acquisition profits or losses of associates is recognised in the income statement, and its share of post-acquisition movements in other comprehensive income and equity is recognised in other comprehensive income and equity, respectively. The cumulative post-acquisition movements are adjusted against the cost of the investment. The Company recognises investments in associates at cost less impairment.

Associates are entities over which the Group has significant influence, but which it does not control. A holding by the Group of between 20% and 50% of the voting rights is a usual indicator of this influence. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has significant influence over another entity. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Following the Company’s acquisition in 2010 of Santander Consumer (UK) plc (of which the Company already held 49.9%), the Company no longer has any significant investments in associates.

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

170	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

Exchange rate differences recognised in profit or loss on items not at fair value through profit and loss were £1,814m income (2010: £1,356m income, 2009: £2,570m income). This was offset by income/charges on items held at fair value.

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

Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (e.g., certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in “Interest income”.

(c) Dividend income

Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

(d) Net trading and other income

Net trading and other income comprises all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (including financial assets and financial liabilities held for trading and designated as fair value through profit or loss), together with related interest income, expense and dividends. It also includes income from operating lease assets, and profits/(losses) on the sales of property, plant and equipment and subsidiary undertakings.

Changes in the fair value of financial assets and liabilities held for trading, including trading derivatives, are recognised in the income statement as net trading and other income together with dividends and interest receivable and payable. Changes in the fair value of assets and liabilities designated as fair value through profit or loss are recognised in net trading and other income together with dividends, interest receivable and payable and changes in fair value of derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a hedging relationship are recognised in net trading and other income along with the fair value of the hedged item if designated in a fair value hedge or macro hedging relationship.

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

Santander UK plc 2011 Annual Report	171

Financial Statements

Notes to the Financial Statements continued

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The Group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Group has no legal or constructive obligations to pay further contributions into the fund to “top up” benefits to a certain guaranteed level. Pension costs are charged to the line item ‘Administration expenses’, with the interest cost on liabilities and the expected return on scheme assets included within ‘Net interest income’ in the income statement.

a) Defined benefit plans

The asset or liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The assets of the schemes are measured at their fair values at the balance sheet date. Full actuarial valuations of the Group’s principal defined benefit schemes are carried out on a triennial basis. Each scheme’s Trustee is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert.

The present value of the defined benefit obligation is estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, then discounted to present value using an interest rate applicable to high-quality AA rated corporate bonds of the same currency and which have terms to maturity closest to the terms of the scheme liabilities, adjusted where necessary to match those terms. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about mortality, inflation, discount rates, pension increases, and earnings growth, based on past experience. Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively. Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

The income statement includes the current service cost of providing pension benefits, the expected return on schemes’ assets net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in other comprehensive income. Past-service costs are charged immediately to the income statement, unless the charges are conditional on the employees remaining in service for a specified period of time, known as the vesting period. In this case, the past-service costs are amortised on a straight-line basis over the average period until the benefits vest. Gains and losses on curtailments are recognised when the curtailment occurs. This is when there is a demonstrable commitment to make a significant reduction in the number of employees covered by the plan, or amendments have been made to the terms of the plan so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. The gain or loss comprises any resulting change in the present value of the defined benefit obligation, any resulting change in the fair value of the plan assets and any related actuarial gain or loss. Curtailment gains and losses on sold businesses that meet the definition of discontinued operations are included in operating expenses in profit or loss for the year from discontinued operations.

b) Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligation. The regular contributions constitute net periodic costs for the year in which they are due and are included in staff costs.

c) Post-retirement medical benefit plans

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year-end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

SHARE-BASED PAYMENTS

The Group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Group’s parent, Banco Santander, S.A. are purchased in the open market by the Group (for the Employee Sharesave scheme) or are purchased by Banco Santander, S.A. or another group company (for awards granted under the Long Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options as they vest.

Options granted under the Employee Sharesave scheme are accounted for as cash-settled share-based payment transactions. Awards granted under the Long Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-based payment transactions.

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

172	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments. A liability equal to the amount to be reimbursed to Banco Santander, S.A. is recognised at the current fair value determined at the grant date for equity-settled share based payments.

The fair value of the options granted under the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the option and the dividend growth rate. The fair value of the awards granted for the Long Term Incentive Plan was determined at the grant date using an option pricing model, which takes into account the share price at grant date, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the award and the dividend growth rate. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in “Goodwill and other intangible assets” above and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware.

Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years

Depreciation is not charged on freehold land and assets under construction.

Santander UK plc 2011 Annual Report	173

Financial Statements

Notes to the Financial Statements continued

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

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are recognised in other comprehensive income until sale when the cumulative gain or loss is transferred to the income statement. Where the financial asset is interest bearing, interest is determined using the effective interest method.

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

Changes in the valuation of such financial instruments, including derivatives, are included in the line item ‘Net trading and other income’ in the income statement.

174	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

Level 3:

Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 positions include exchange rate derivatives, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.

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

Financial instruments valued using a valuation technique

In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed in Note 47.

Santander UK plc 2011 Annual Report	175

Financial Statements

Notes to the Financial Statements continued

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

Derivatives are held for trading or for risk management purposes. Derivatives are classified as held for trading unless they are designated as being in a hedge relationship. The Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria, as further described within ‘hedge accounting’ below.

Derivatives are recognised initially (on the date on which a derivative contract is entered into), and are subsequently remeasured, at their fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are obtained using valuation techniques, including discounted cash flow and option pricing models.

Derivatives may be embedded in other financial instruments, such as the conversion option in a convertible bond. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Contracts containing embedded derivatives are not subsequently reassessed for separation unless either there has been a change in the terms of the contract which significantly modifies the cash flows (in which case the contract is reassessed at the time of modification) or the contract has been reclassified (in which case the contract is reassessed at the time of reclassification).

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

176	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

HEDGE ACCOUNTING

In certain circumstances, derivatives may be designated as hedges and classified as: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedges’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedges’); or (iii) a hedge of a net investment in a foreign operation (‘net investment hedges’). The Group enters into derivatives as fair value hedges, but not as cash flow hedges or net investment hedges. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value (determined by discounting the contractual cash flows by the current forward benchmark interest rate) of the hedged items are effectively offset by changes in the fair value of the hedging instrument.

The main derivatives held for risk management purposes are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

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

Gains and losses on components of a hedging derivative that are not part of the hedging relationship and are therefore excluded from the hedge effectiveness assessment are also included in net trading and other income.

SECURITISATION TRANSACTIONS

The Group has entered into certain arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction.

IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as loans and receivables, available-for-sale or loan and receivable securities have become impaired. Evidence of impairment varies across different portfolios and may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured potentially reducing the burden to the borrower. Impairment losses are recorded as charges in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an impairment loss allowance. Impairment loss allowances are maintained at the level that management deems sufficient to absorb probable incurred losses in the Group’s loans. Losses expected from future events are not recognised.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. An impairment loss allowance for observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital or interest will not be repaid or recovered through enforcement of any applicable security. An allowance for inherent losses is established for loans for which no evidence of loss has been specifically identified on an individual basis because the loans are not yet past due (i.e. incurred but not observed (‘IBNO’)) but are known from past experience to have deteriorated since the initial decision to lend was made. An example of this situation is where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to loss of employment or divorce. In these circumstances, an inherent loss had been incurred at the reporting date.

Santander UK plc 2011 Annual Report	177

Financial Statements

Notes to the Financial Statements continued

Impairment loss allowances for loans and advances, less amounts released and recoveries of amounts written off are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The impairment loss allowances are deducted from the ‘Loans and advances to banks’, ‘Loans and advances to customers’ and ‘Loans and receivables securities’ line items on the balance sheet.

(a) Loans and receivables

(i) Retail assets

Retail assets are assessed either individually or collectively for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the assets.

Potential indicators of loss events

Potential indicators of loss events which may be evidence of financial difficulty for a retail borrower may include a request from a borrower to change contractual terms; the borrower notifying the Group of current or likely financial distress; contact from a debt management company; a change in payment source, lump sum payments and changes in activity or arrears on other accounts held by the borrower.

Individual assessment

For individually assessed assets, the Group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows from the asset discounted at the original effective interest rate of the asset.

Collective assessment

Impairment is assessed on a collective basis in two circumstances to cover losses which have been:

•	Incurred but have not yet been identified (i.e. IBNO losses); and

•	Observed.

In making a collective assessment for impairment, financial assets are grouped together according to their credit risk characteristics. These can include grouping by product, brand, geography and type of customer. For each such portfolio, future cash flows are estimated through the use of historical loss experience. The historical loss experience is adjusted for current observable data, including estimated current property prices, to reflect the effects of current conditions not affecting the period of historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest receivable within the income statement, with the impairment loss allowances on the balance sheet increasing.

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

The loss per case is based on actual cases using the most recent six month average data of losses that have been incurred during the most recent month for which data is available in the year under review (typically December), and is then discounted using an appropriate rate. Based on historical experience, the gross loss per case is realised in cash several months after the customer first defaults, during which time interest and fees continue to accrue on the account. As a result, the future fees and interest included in the gross loss per case are removed and the balance discounted so as to calculate the present value of the loss per case. The discounted loss per case for accounts where a payment has already been missed (i.e. observed losses) is higher than for accounts that are up to date (i.e. IBNO losses) because the discounting effect is lower reflecting the fact that the process to recover the funds is further advanced.

178	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

The allowance for inherent losses is determined on a portfolio basis by applying the impairment loss allowances methodology outlined above to these accounts after taking into account:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by product);

•

the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below); and

•

management’s judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

The emergence period

This is the period which the Group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on the Group’s statistical analysis at 31 December 2011 and 2010, the emergence period was two to three months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.

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

Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries are classified in the income statement as ‘Impairment losses on loans and advances’.

Santander UK plc 2011 Annual Report	179

Financial Statements

Notes to the Financial Statements continued

Impairment losses on restructured/renegotiated retail assets (forbearance)

To support retail customers that encounter actual or apparent financial difficulties, the Group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates a potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance.

There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the Group, reflecting the different risk characteristics of such loans. The Group’s forbearance programmes are described in the credit risk section in the Risk Management report.

- Mortgages

On advances secured by residential property, the main types of forbearance offered are capitalisation, under the forms of payment arrangements, and refinancing (either a term extension or an interest only concession), subject to customer negotiation and vetting. Such accounts are classified in the “collections” category and continue to be reported in arrears until the arrears are capitalised.

The impairment loss allowances on these accounts are calculated in the same manner as on any other account, using the Group’s collective assessment methodology. In making a collective assessment for impairment, loans that are subject to forbearance are grouped together according to their credit risk characteristics. Separate assessments are performed for loans in forbearance that are performing and non-performing, and for each type of forbearance applied to reflect their differing risk profiles. The loss propensities are based on recent historical experience, typically covering a period of no more than the most recent six months in the year under review. For each portfolio of loans in forbearance, the loss propensity factor applied in the collective assessment calculation is higher reflecting the higher risk of default attached to these accounts.

Where accounts undergoing forbearance are in arrears prior to entering forbearance they continue to be reported in their original delinquency cycle until any arrears are capitalised, at which point the accounts will be transferred to the “performing” category. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has deteriorated further since then, in which case the impairment provision will be based on the current status.

It is not expected that all accounts in the collections category will default particularly as the Group’s lending policies only permit a mortgage restructure, refinance or forbearance in circumstances where the customer is expected to be able to meet the related requirements and ultimately repay in full.

- Unsecured Personal Loans

For unsecured personal loans (‘UPLs’), the main type of forbearance offered is term extension, subject to customer negotiation and vetting. UPL forbearance methodologies are consistent with those applied for mortgages.

- Credit Cards

For credit card lending, the main types of forbearance offered are reduced repayment arrangements and reduced settlement arrangements. Reduced settlement arrangements have no impact on the provisioning level as the agreed remaining balance is written off at the point of settlement.

(ii) Corporate assets

Corporate assets are assessed either individually or collectively for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the assets.

Potential indicators of loss events

Potential indicators of loss events which may be evidence of financial difficulty for a corporate borrower may include the borrower notifying the Group of current or likely financial distress; corporate results not meeting forecasts, missed repayments, requests for additional funding; breaches of covenants and changes in business plans.

Individual assessment

Impairment reviews are conducted monthly for those assets on the Group’s ‘Watchlist’ of new, emerging and serious circumstances relating to the asset, with a particular focus on the following scenarios:

•	where an asset has a payment default which has been outstanding for 90 days or more;

•	where non-payment defaults have occurred and/or where it has become evident that a workout or rescheduling exercise is to be undertaken; or

•	where it has become evident that the value of any security is no longer considered adequate.

In such situations the asset is transferred to the Corporate Banking Workouts & Collections team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including a revaluation of collateral held) in relation to the relevant asset, appropriately discounted. The result is compared to the current net book value of the asset. Any shortfall evidenced as a result of such a review results in an observed impairment loss allowance.

180	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries are classified in the income statement as ‘Impairment losses on loans and advances’.

Impairment losses on restructured/renegotiated corporate assets (forbearance)

To support corporate customers that encounter actual or apparent financial difficulties, the Group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance.

There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the Group, reflecting the different risk characteristics of such loans. The Group’s forbearance programmes are described in the credit risk section in the Risk Management report.

For corporate borrowers, the main types of forbearance offered are payment arrangements, refinancing (principally, either a term extension or an interest only concession) and in limited circumstances other forms of restructuring policies (principally a debt for equity swap), subject to customer negotiation and vetting.

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

Where an account is in forbearance, its additional risk characteristics are reflected by way of management’s best estimate as the only practical means of factoring recent conditions into impairment calculations until the Group’s models can be recalibrated. As more comprehensive data on the performance of loans in forbearance is gathered, the Group’s models will be recalibrated.

(iii) Loans and receivables securities

Loans and receivables securities are assessed individually for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the loans and receivables securities. Potential indicators of loss events include significant financial distress of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).

Santander UK plc 2011 Annual Report	181

Financial Statements

Notes to the Financial Statements continued

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

The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. The cash-generating unit represents the lowest level at which goodwill is monitored for internal management purposes and is not larger than an operating segment.

The net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets, less costs to sell. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis. The recoverable amounts of goodwill have been based on value in use calculations.

The carrying values of property, plant and equipment and goodwill are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. Impairment of a cash generating unit is allocated first to goodwill and then to other assets held within the unit on a pro-rata basis. An impairment loss recognised in an interim period is not reversed at the balance sheet date. A previously recognised impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant and equipment’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting goodwill impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.

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

182	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the assets may be utilised as they reverse. Such deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets and liabilities are not recognised from the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

Santander UK plc 2011 Annual Report	183

Financial Statements

Notes to the Financial Statements continued

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

Provision is made for the estimated cost of making redress payments with respect to the past sales of products, based on conclusions regarding the number of claims that will be received, including the number of those that will be upheld, and the estimated average settlement per case. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.

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

SHARE CAPITAL

Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.

DIVIDENDS

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

184	Santander UK plc 2011 Annual Report

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

The following accounting estimates and judgements are considered important to the portrayal of the Group’s financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates, and (ii) any significant difference between the Group’s estimated amounts and actual amounts could have a material impact on the Group’s future financial results and financial condition.

In calculating each estimate, a range of outcomes was calculated based principally on management’s conclusions regarding the input assumptions relative to historic experience. The actual estimates were based on what management concluded to be the most probable assumptions within the range of reasonably possible assumptions.

(a) Impairment loss allowances for loans and advances

The Group estimates impairment losses for loans and advances to customers, loans and receivables securities, and loans and advances to banks as described in the accounting policy “Impairment of financial assets” on page 177. The Group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

(i) Loans and advances to customers

The net impairment loss (i.e. after recoveries) for loans and advances to customers in the Retail Banking segment recognised in 2011 was £339m (2010: £552m), and in the Corporate Banking segment was £226m (2010: £160m). In calculating the Retail Banking and Corporate Banking impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio, based on management’s conclusions regarding the estimated number of accounts that will be written off or repossessed (the ‘loss propensity’), the estimated proportion of such cases that will result in a loss (the ‘loss factor’) and the average loss incurred (the ‘loss per case’) relative to historic experience.

Had management used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Group’s reported profit before tax. Specifically, if management’s conclusions as to the loss propensity, the loss factor and the estimated loss per case were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances in the Retail Banking segment could have decreased in 2011 from an actual impairment loss of £339m (2010: £552m, 2009: £680m) by up to £120m (2010: £99m, 2009: £122m), with a potential corresponding increase in the Group’s profit before tax in 2011 of up to 10% (2010: 5%, 2009: 8%), or increased by up to £41m (2010: £49m, 2009: £110m), with a potential corresponding decrease in the Group’s profit before tax in 2011 of up to 3% (2010: 3%, 2009: 7%). Similarly, the impairment loss for loans and advances in the Corporate Banking segment could have decreased in 2011 from an actual impairment loss of £226m (2010: £160m) by up to £53m (2010: £38m), with a potential corresponding increase in the Group’s profit before tax in 2011 of up to 4% (2010: 1%), or increased by up to £50m (2010: £28m), with a potential corresponding decrease in the Group’s profit before tax in 2011 of up to 4% (2010: 1%).

(ii) Loans and receivables securities

In 2011, the Group did not incur any impairment losses in respect of loans and receivables securities (2010: £nil, 2009: £69m) Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of its assumptions would not cause an impairment loss to be recognised.

(iii) Loans and advances to banks

In 2011, 2010 and 2009, the Group did not incur any impairment losses in respect of loans and advances to banks. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of its assumptions would not cause an impairment loss to be recognised.

(b) Valuation of financial instruments

The Group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit before tax.

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 47. Further information about sensitivities to market risk (including Value-at-Risk (‘VaR’)) arising from financial instrument trading activities can be found in the Risk Management Report on page 118.

Santander UK plc 2011 Annual Report	185

Financial Statements

Notes to the Financial Statements continued

(c) Goodwill impairment

A goodwill impairment loss of £60m was recognised in 2011 (2010: £nil, 2009: £nil). The carrying amount of goodwill was £1,834m at 31 December 2011 (2010: £1,894m). The Group evaluates whether the carrying value of goodwill is impaired and performs impairment testing annually or more frequently if there are impairment indicators present. Details of the Group’s approach to identifying and quantifying impairment of goodwill are set out in Note 25. Assumptions about the measurement of the estimated recoverable amount of goodwill are based on management’s estimates of future cash flows and growth rates of the cash-generating units. The Group’s assumptions about estimated future cash flows and growth rates are based on management’s view of future business prospects at the time of the assessment and are subject to a high degree of uncertainty.

Had management used different assumptions, a larger or smaller goodwill impairment loss would have resulted that could have had a material impact on the Group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 25.

(d) Provision for customer remediation, principally payment protection insurance (‘PPI’)

The provision charge for customer remediation, principally PPI, relating to products sold recognised in 2011 was £751m (2010: £120m, 2009: £10m) before tax. The balance sheet provision amounted to £671m (2010: £185m, 2009: £43m). Detailed disclosures on the provision for customer remediation can be found in Note 36.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties in assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010 for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

The provision requires significant judgement by management in determining appropriate assumptions, which include the level of complaints, of those, the number that will be upheld, as well as redress costs for each of the different populations of customers identified by the Group in its analyses used to determine the best estimate of the anticipated costs of redress.

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Group’s reported profit before tax. Specifically, if the level of complaints had been one percentage point higher/(lower) than estimated for all policies written then the provision at 31 December 2011 would have increased/(decreased) by approximately £36m. There are a large number of inter-dependent assumptions under-pinning the provision; this sensitivity assumes that all assumptions, other than the level of complaints, remain constant.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available. As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

(e) Pensions

The Group operates a number of defined benefit pension schemes as described in Note 37 and estimates their fair values as described in the accounting policy “Pensions and other post retirement benefits” on page 172.

The defined benefit service cost recognised in 2011 was £34m (2010: £35m, 2009: £44m). The defined benefit pension schemes which were in a net asset position had a surplus of £241m and the defined benefit pension schemes which were in a net liability position had a deficit of £216m (2010: deficit of £173m). The current year service cost was broadly unchanged from the previous year.

Accounting for defined benefit pension schemes requires management to make assumptions, principally about mortality, but also about price inflation, discount rates, pension increases, and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

Detailed disclosures on the current year service cost and surplus, including sensitivities and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can be found in Note 37.

186	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

2. SEGMENTS

The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:

•	Retail Banking;

•	Corporate Banking;

•	Markets; and

•	Group Infrastructure.

In 2011, as the Group moved towards becoming a full-service commercial bank, management wanted a fuller view in Corporate Banking of the results of the range of services offered to corporate customers; a view which management sees as increasingly valuable. As a result, Santander Business Banking, which offers a range of banking services to small businesses in the UK, was managed and reported as part of Corporate Banking in 2011 rather than Retail Banking as in 2010. In addition, large multinationals were also managed and reported as part of Corporate Banking in 2011, rather than Global Banking & Markets as in 2010. As a result of the changes, Global Banking & Markets was renamed Markets. Prior years’ segmental analyses have been adjusted to reflect the fact that reportable segments have changed.

The Group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Group has four segments:

•

Retail Banking offers a comprehensive range of banking products and related financial services (residential mortgages, savings and banking, and other personal financial services products) to customers throughout the UK. It serves customers through the Santander UK network of branches and ATMs, as well as through telephone, internet channels and intermediaries. It also includes the private banking business which offers private banking and other specialist banking services in the UK and international banking.

•

Corporate Banking provides a range of banking services principally to UK companies, with a focus on services for SMEs, providing a broad range of banking products including loans, bank accounts, deposits, treasury services, invoice discounts, cash transmission and asset finance. Small businesses with a turnover of less than £250,000 are serviced through the Business Banking division, while a network of 28 regionally-based Corporate Business Centres offers services to businesses with a turnover of £250,000 to £150m. In addition, Corporate Banking includes specialist teams servicing Real Estate, Social Housing and UK infrastructure clients.

Within Corporate Banking, the Large Corporates business is responsible for larger multinational corporate clients, including related activities principally comprising foreign exchange, money market and credit activities. These related activities are structured into two main product areas: Foreign exchange and money markets, and Credit. Foreign exchange offers a range of foreign exchange products and money markets runs the securities lending/borrowing and repo businesses. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets.

Legacy portfolios in run-off are also managed within Corporate Banking.

•

Markets is a financial markets business focused on providing value added financial services to financial institutions, as well as to the rest of Santander UK’s business. It is structured into two main product areas: Fixed income and Equity. Fixed Income covers sales and trading activity for fixed income products. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to both the Group and other financial institutions who sell or distribute them on to their customers.

•

Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is responsible for the Group’s capital and funding, and the Treasury asset portfolio. ALM is responsible for managing the Group’s structural balance sheet composition and strategic and tactical liquidity risk management. This includes short-term and medium-term funding, covered bond and securitisation programmes. ALM’s responsibilities also include management of Santander UK’s banking products and structural exposure to interest rates. The Treasury asset portfolio is being run down.

Santander UK plc 2011 Annual Report	187

Financial Statements

Notes to the Financial Statements continued

The Company’s board of directors (the ‘Board’) is the chief operating decision maker for the Group. The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities.

The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis (described in Note 1) as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.

The adjustments are:

•

Perimeter companies pre-acquisition trading basis results – Following the acquisition of the Santander Cards business and the shareholdings in the Santander Consumer and Santander Private Banking businesses not already owned by the Group (the ‘Perimeter companies’) in October and November 2010, as described in Note 46, the statutory results for the year ended 31 December 2011 include the consolidated results of all the Perimeter companies for the full year, whereas the statutory results for the year ended 31 December 2010 do not.

The statutory results for the year ended 31 December 2010 only included 49.9% of the profit before tax of Santander Consumer, reflecting the Group’s shareholding at that time. The statutory results for the year ended 31 December 2010 included 100% of the profit before tax of Santander Private Banking but also a non-controlling interest, prior to the acquisition of the remaining 49% shareholding.

In order to enhance the comparability of the results for the two periods, management reviews the 2010 results including the pre-acquisition results of the Perimeter companies for that period.

•

Reorganisation, customer remediation and other costs – These comprise implementation costs in relation to the strategic change and cost reduction process, costs in respect of customer remediation, and certain write-offs and impairment losses taken centrally. Management needs to understand the underlying drivers of the cost base and therefore adjusts for these costs, which are managed independently.

•

Hedging and other variances - The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

•

Profit on part sale and revaluation of subsidiaries - These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2011, there were no such profits. In 2010, the profit that arose on the revaluation of the Group’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by the Group was excluded from the trading results. In addition, profits on the sale of James Hay and certain other businesses were excluded from the trading results. In 2009 there were no such profits.

•

Depreciation of operating lease assets - The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income in the trading results.

•

Capital and other charges – These principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess the effectiveness of capital investments.

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

188	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

2011	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Group Total £m
Net interest income/(expense)	3,399	427	(3)	(51)	3,772	58	3,830
Non-interest income/(expense)	753	411	162	(53)	1,273	82	1,355

Total trading income/(expense)	4,152	838	159	(104)	5,045	140	5,185

Administration expenses	(1,582)	(250)	(108)	(50)	(1,990)	(5)	(1,995)
Depreciation, amortisation and impairment	(206)	(12)	(3)	—	(221)	(226)	(447)

Total trading expenses	(1,788)	(262)	(111)	(50)	(2,211)	(231)	(2,442)

Impairment losses on loans and advances	(339)	(226)	—	—	(565)	—	(565)
Provisions for other liabilities and charges	—	(3)	(3)	(151)	(157)	(760)	(917)

Trading profit before tax	2,025	347	45	(305)	2,112	(851)	1,261

Adjust for:
- Reorg.n, customer remediation and other costs	(937)	—	—	—	(937)
- Hedging and other variances	(31)	—	—	117	86
- Capital and other charges	(141)	(35)	—	176	—

Profit before tax	916	312	45	(12)	1,261

Revenue from external customers	5,305	844	159	(1,263)	5,045
Inter-segment revenue	(1,153)	(6)	—	1,159	—

Total trading income	4,152	838	159	(104)	5,045

Customer assets	175,416	30,895	—	—	206,311
Total assets(1)	180,443	50,057	28,652	38,422	297,574

Customer deposits	120,052	29,139	—	—	149,191
Total liabilities	126,153	46,927	29,618	82,210	284,908

Average number of staff	18,590	1,936	260	133	20,919

(1)	Includes customer assets, net of impairment loss allowances.

The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

2011	Net interest income £m	Non- interest income £m	Administration expenses £m	Depreciation, amortisation and impairment £m	Impairment losses on loans and advances £m	Provisions for other liabilities and charges £m	Profit before tax £m
Reorg.n, customer remediation and other costs	—	—	(5)	(172)	—	(760)	(937)
Depreciation of operating lease assets	—	54	—	(54)	—	—	—
Hedging and other variances	58	28	—	—	—	—	86

	58	82	(5)	(226)	—	(760)	(851)

Included within the Group Totals above are the following statutory results from the Perimeter companies which were included on a statutory basis for the full year in 2011 following their acquisition in 2010:

Perimeter companies statutory basis results for the year ended 31 December 2011

	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m
Net interest income	472	—	—	—	472
Non-interest income	44	—	—	—	44

Total operating income	516	—	—	—	516

Administration expenses	(205)	—	—	—	(205)
Depreciation, amortisation and impairment	(14)	—	—	—	(14)

Total operating expenses excluding provisions and charges	(219)	—	—	—	(219)

Impairment losses on loans and advances	(165)	—	—	—	(165)
Provision for other liabilities and charges	(10)	—	—	—	(10)

Total operating provisions and charges	(175)	—	—	—	(175)

Profit before tax	122	—	—	—	122

Santander UK plc 2011 Annual Report	189

Financial Statements

Notes to the Financial Statements continued

2010	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Group Total £m
Net interest income	3,494	357	—	302	4,153	(339)	3,814
Non-interest income/(expenses)	652	347	221	(80)	1,140	80	1,220

Total trading income	4,146	704	221	222	5,293	(259)	5,034

Administration expenses	(1,615)	(246)	(74)	(48)	(1,983)	190	(1,793)
Depreciation, amortisation and impairment	(175)	(11)	(2)	—	(188)	(87)	(275)

Total trading expenses	(1,790)	(257)	(76)	(48)	(2,171)	103	(2,068)

Impairment losses on loans and advances	(703)	(168)	—	(40)	(911)	199	(712)
Provisions for other liabilities and charges	—	—	—	—	—	(129)	(129)

Trading profit before tax	1,653	279	145	134	2,211	(86)	2,125

Adjust for:
- Perimeter co. pre-acquisition trading basis results	(95)	—	—	25	(70)
- Reorg.n, customer remediation and other costs	(155)	—	—	40	(115)
- Profit on part sale and revaluation of subs	—	—	—	126	126
- Hedging and other variances	(31)	—	—	4	(27)
- Capital and other charges	(81)	(32)	—	113	—

Profit before tax	1,291	247	145	442	2,125

Revenue from external customers	5,796	929	221	(1,653)	5,293
Inter-segment revenue	(1,650)	(225)	—	1,875	—

Total trading income	4,146	704	221	222	5,293

Customer assets	175,431	26,660	—	—	202,091
Total assets(1)	180,672	49,718	22,070	50,400	302,860

Customer deposits	125,721	27,776	—	—	153,497
Total liabilities	130,778	50,229	22,835	86,744	290,586

Average number of staff	16,714	1,927	184	122	18,947

(1)	Includes customer assets, net of impairment loss allowances.

The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

2010	Net interest income £m	Non- interest income £m	Administration expenses £m	Depreciation, amortisation and impairment £m	Impairment losses on loans and advances £m	Provisions for other liabilities and charges £m	Profit before tax £m
Perimeter co. pre-acquisition trading basis results	(396)	(27)	182	11	159	1	(70)
Reorg.n, customer remediation and other costs	—	—	8	(33)	40	(130)	(115)
Depreciation of operating lease assets	—	65	—	(65)	—	—	—
Profit on part sale and revaluation of subs	—	126	—	—	—	—	126
Hedging and other variances	57	(84)	—	—	—	—	(27)

	(339)	80	190	(87)	199	(129)	(86)

The trading basis segmental results analyses above for the year ended 31 December 2010 include the pre-acquisition trading basis results for the Perimeter companies for the reasons described in the section entitled “Perimeter companies pre-acquisition trading basis results” on the previous pages. The Perimeter companies were not part of the Group for the full year in 2010, and the inclusion of their pre-acquisition trading basis results in the 2010 comparatives in the internal segmental information reviewed by the Board is intended only to enhance the comparability of the trading basis results for 2011 and 2010. These pre-acquisition trading basis results do not form part of the statutory results of the Group for the year ended 31 December 2010. The inclusion of these results in the internal segmental information reviewed by the Board is not intended to imply that the Perimeter companies were part of the Group at that time, and should not be interpreted as attempting to do so.

Details of the pre-acquisition trading basis financial information included above, by segment, are as follows:

Perimeter companies pre-acquisition trading basis results for the year ended 31 December 2010

	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m
Net interest income	396	—	—	—	396
Non-interest income/(expense)	52	—	—	(25)	27

Total trading income/(expense)	448	—	—	(25)	423

Administration expenses	(182)	—	—	—	(182)
Depreciation, amortisation and impairment	(11)	—	—	—	(11)

Total operating expenses excluding provisions and charges	(193)	—	—	—	(193)

Impairment losses on loans and advances	(159)	—	—	—	(159)
Provisions for other liabilities and charges	(1)	—	—	—	(1)

Total operating provisions and charges	(160)	—	—	—	(160)

Trading profit/(loss) before tax	95	—	—	(25)	70

The full year trading basis results for the year ended 31 December 2010 comprised £471m net interest income, £60m non-interest income, £217m administration expenses, £13m depreciation and amortisation, £192m impairment losses on loans and advances, £nil provisions for other liabilities and charges, and £109m trading profit before tax.

190	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

2009	Retail Banking £m	Corporate Banking £m	Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Group Total £m
Net interest income	2,746	359	—	236	3,341	71	3,412
Non-interest income	694	332	204	87	1,317	(33)	1,284

Total trading income	3,440	691	204	323	4,658	38	4,696

Administration expenses	(1,422)	(267)	(57)	(46)	(1,792)	(56)	(1,848)
Depreciation, amortisation and impairment	(132)	(17)	(3)	—	(152)	(108)	(260)

Total trading expenses	(1,554)	(284)	(60)	(46)	(1,944)	(164)	(2,108)

Impairment losses on loans and advances	(672)	(73)	—	(57)	(802)	(40)	(842)
Provisions for other liabilities and charges	—	—	—	—	—	(56)	(56)

Trading profit before tax	1,214	334	144	220	1,912	(222)	1,690

Adjust for:
- Reorg.n, customer remediation and other costs	(146)	—	—	(40)	(186)
- Hedging and other variances	(17)	—	—	(19)	(36)
- Capital and other charges	(47)	(34)	—	81	—

Profit before tax	1,004	300	144	242	1,690

Revenue from external customers	5,590	795	204	(1,931)	4,658
Inter-segment revenue	(2,150)	(104)	—	2,254	—

Total trading income	3,440	691	204	323	4,658

Customer assets	165,450	24,617	—	—	190,067
Total assets(1)	169,748	51,773	16,441	47,329	285,291

Customer deposits	119,399	24,491	—	—	143,890
Total liabilities	123,055	47,333	17,689	89,992	278,069

Average number of staff	18,375	2,087	141	118	20,721

(1)	Includes customer assets, net of impairment loss allowances.

The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

2009	Net interest income £m	Non- interest income £m	Administration expenses £m	Depreciation, amortisation and impairment £m	Impairment losses on loans and advances £m	Provisions for other liabilities and charges £m	Profit before tax £m
Reorg.n, customer remediation and other costs	—	—	(56)	(34)	(40)	(56)	(186)
Depreciation of operating lease assets	—	74	—	(74)	—	—	—
Hedging and other variances	71	(107)	—	—	—	—	(36)

	71	(33)	(56)	(108)	(40)	(56)	(222)

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Geographical information

A geographical analysis of total operating income is presented below:

	Group
	2011 £m	2010 £m	2009 £m
United Kingdom	5,124	4,989	4,625
Other	61	45	71

	5,185	5,034	4,696

A geographical analysis of total assets other than financial instruments, current and deferred tax assets and post-employment benefit assets is presented below:

	2011 £m	2010 £m
United Kingdom	3,796	3,954
Other	6	6

	3,802	3,960

Santander UK plc 2011 Annual Report	191

Financial Statements

Notes to the Financial Statements continued

3. NET INTEREST INCOME

	Group
	2011 £m	2010 £m	2009 £m
Interest and similar income:
Loans and advances to banks	120	154	155
Loans and advances to customers	7,425	6,799	6,823
Other interest-earning financial assets	73	94	340

Total interest and similar income	7,618	7,047	7,318

Interest expense and similar charges:
Deposits by banks	(168)	(87)	(366)
Deposits by customers	(2,711)	(2,424)	(2,256)
Subordinated debt	(214)	(276)	(281)
Debt securities in issue	(694)	(360)	(905)
Other interest-bearing financial liabilities	(1)	(86)	(98)

Total interest expense and similar charges	(3,788)	(3,233)	(3,906)

Net interest income	3,830	3,814	3,412

4. NET FEE AND COMMISSION INCOME

	Group
	2011 £m	2010 £m	2009 £m
Fee and commission income:
Retail and corporate products	896	662	674
Insurance products	169	134	158
Asset management	73	106	154

Total fee and commission income	1,138	902	986

Fee and commission expense:
Other fees paid	(220)	(203)	(162)

Total fee and commission expense	(220)	(203)	(162)

Net fee and commission income	918	699	824

5. NET TRADING AND OTHER INCOME

	Group
	2011 £m	2010 £m	2009 £m
Net trading and funding of other items by the trading book	255	391	187
Income from operating lease assets	68	84	95
Income on assets designated at fair value through profit or loss	530	245	95
Expense on liabilities designated at fair value through profit or loss	(105)	(111)	(117)
(Losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(458)	(154)	230
Share of profit from associate	1	25	5
Profit/(loss) on sale of available-for-sale assets	—	—	—
Profit on revaluation of associate (See Note 46)	—	87	—
Profit on sale of subsidiary undertakings	—	39	—
Loss on sale of property, plant and equipment and intangible fixed assets	(2)	(2)	—
Hedge ineffectiveness and other	148	(83)	(35)

	437	521	460

192	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

6. ADMINISTRATION EXPENSES

	Group
	2011 £m	2010 £m	2009 £m
Staff costs:
Wages and salaries	608	508	552
Performance-related payments: - cash	111	126	145
- shares	21	15	5
Social security costs	77	65	71
Pensions costs: - defined contribution plans	30	42	20
- defined benefit plans	24	25	55
Other share-based payments	(1)	(3)	5
Bank payroll tax	—	—	15
Other personnel costs	86	57	52

	956	835	920
Property, plant and equipment expenses	190	214	227
Information technology expenses	413	337	311
Other administration expenses	436	407	390

	1,995	1,793	1,848

“Performance-related payments – shares” consist of bonuses paid in the form of shares and awards granted under the Long- Term Incentive Plan, as described in Note 42. Included in “performance-related payments – shares” is £9m (2010: £8m, 2009: £5m) which arose from equity-settled share-based payments, none of which related to option-based schemes. “Other share-based payments” consist of options granted under the Employee Sharesave scheme, as described in Note 42, which comprise the Group’s cash-settled share-based payments.

Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2011			Costs expected to be recognised in 2012 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	2	1	3	3	1	4
Shares	7	10	17	9	9	18

Total	9	11	20	12	10	22

The following table shows the amount of bonus awarded to employees for the performance year 2011, together with the number of beneficiaries for each type of award granted. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
Cash award - not deferred	108	125	—	—	108	125
- deferred	3	1	4	2	7	3
Shares award – not deferred	4	—	—	—	4	—
- deferred	17	15	18	18	35	33

Total discretionary bonus	132	141	22	20	154	161

Santander UK plc 2011 Annual Report	193

Financial Statements

Notes to the Financial Statements continued

7. DEPRECIATION, AMORTISATION AND IMPAIRMENT

	Group
	2011 £m	2010 £m	2009 £m
Depreciation of property, plant and equipment	224	220	238
Amortisation and impairment of intangible assets	223	55	22

	447	275	260

In 2011, amortisation and impairment of intangible assets included £112m and £60m in respect of the impairment of software and goodwill, respectively, as set out in Note 25.

8. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2011 £m	2010 £m	2009 £m
Audit fees:
- Fees payable to the Company’s auditor for the audit of the Group’s annual accounts	2.1	2.1	2.5
- Fees payable to the Company’s auditor and its associates for the audit of the Company’s subsidiaries pursuant to legislation	1.6	1.7	2.3

Total audit fees	3.7	3.8	4.8

Non-audit fees:
Other assurance services
- Other services pursuant to legislation	0.3	—	0.6
- Tax compliance services	—	—	—
- Other assurance	0.8	0.9	0.4

Total other assurance services	1.1	0.9	1.0

Other services
- Tax services	0.5	0.5	0.7
- Other services	—	0.1	—

Total other services	0.5	0.6	0.7

Total non-audit fees	1.6	1.5	1.7

Other services pursuant to legislation relate to services performed in connection with statutory and regulatory filings of the Company and its associates. Of this category, £0.3m (2010: £nil, 2009: £0.3m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission (‘SEC’) guidance. The remaining £nil (2010: £nil, 2009: £0.3m) accords with the definition of ‘Audit related fees’ per that guidance. Other assurance relates to services performed in connection with securitisation and debt issuances which accords with the definition ‘Audit related fees’ per SEC guidance.

No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditor during these years. A framework for ensuring auditor’s independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Board Audit Committee. Services provided by the Group’s external auditor are subject to approval by the Board Audit Committee.

9. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2011 £m	2010 £m	2009 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 18)	639	746	828
- loans and advances to banks (Note 17)	—	—	—
- loans and receivables securities (Note 23)	—	—	69
Recoveries of loans and advances (Note 18)	(74)	(34)	(55)

	565	712	842

Impairment losses on available-for-sale financial assets (Note 22)	—	—	—

Provisions for other liabilities and charges: (Note 36)
- New and increased allowances	929	131	59
- Provisions released	(12)	(2)	(3)

	917	129	56

Total impairment losses and provisions charged to the income statement	1,482	841	898

194	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

10. TAXATION CHARGE

	Group
	2011 £m	2010 £m	2009 £m
Current tax:
UK corporation tax on profit of the year	232	185	124
Adjustments in respect of prior years	(3)	(33)	(117)

Total current tax	229	152	7

Deferred tax:
Origination and reversal of temporary differences	112	377	388
Change in rate of UK corporation tax	21	11	—
Adjustments in respect of prior years	(4)	2	50

Total deferred tax	129	390	438

Tax on profit for the year	358	542	445

UK corporation tax is calculated at 26.5% (2010: 28%, 2009: 28%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 28% to 26% with effect from 1 April 2011. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The Finance Act 2011, which provides for a reduction in the main rate of UK corporation tax to 25% effective from 1 April 2012, was enacted on 19 July 2011. As this change in rate was substantively enacted prior to 31 December 2011, it has been reflected in the deferred tax asset at 31 December 2011.The effect of the rate reduction was to increase the corporation tax expense by £21m and to reduce the deferred tax asset by the same amount. The UK Government has also indicated that it intends to enact future reductions in the main rate of UK corporation tax of 1% each year down to 23% by 1 April 2014. These changes in the main rate have not been substantively enacted at the balance sheet date and, therefore, are not included in these financial statements. The estimated financial effect of these changes is insignificant.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2011 £m	2010 £m	2009 £m
Profit before tax	1,261	2,125	1,690

Tax calculated at a tax rate of 26.5% (2010: 28%, 2009: 28%)	334	595	473
Non taxable gain on sale of subsidiary undertakings	—	(11)	(5)
Non deductible preference dividends paid	8	8	8
Non taxable gain on revaluation of investment in Santander Consumer (UK) plc	—	(24)	—
Non deductible UK Bank Levy	13	—	—
Other non-equalised items	(4)	—	51
Non-taxable dividend income	—	—	(4)
Effect of non-UK profits and losses	(7)	(6)	(8)
Utilisation of capital losses for which credit not previously recognised	—	—	(3)
Effect of change in tax rate on deferred tax provision	21	11	—
Adjustment to prior year provisions	(7)	(31)	(67)

Tax expense	358	542	445

The effective tax rate for 2011, based on profit before tax, was 28.4% (2010: 25.5%, 2009: 26.3%). The effective tax rate differed from the UK corporation tax rate of 26.5% (2010: 28%, 2009: 28%) principally because of the reduction in deferred tax asset as a result of the change in the tax rate and the impact of the non deductible UK Bank Levy.

Santander UK plc 2011 Annual Report	195

Financial Statements

Notes to the Financial Statements continued

In addition to the corporation tax expense charged to profit or loss, tax of £11m (2010: £(8)m, 2009: £172m) has been credited/(charged) in other comprehensive income in the year, as follows:

	Group
2011	Before tax amount £m	Total tax £m	After tax amount £m
Actuarial losses on retirement benefit obligations	(37)	9	(28)
Movements in available-for-sale financial assets:
- Losses due to changes in fair value	(3)	2	(1)

Other comprehensive income	(40)	11	(29)

	Group
2010	Before tax amount £m	Total tax £m	After tax amount £m
Actuarial gains on retirement benefit obligations	25	(9)	16
Movements in available-for-sale financial assets:
- Losses due to changes in fair value	(1)	—	(1)
- Gains transferred to profit or loss on sale	(2)	1	(1)

Other comprehensive income	22	(8)	14

	Group
2009	Before tax amount £m	Total tax £m	After tax amount £m
Actuarial losses on retirement benefit obligations	(606)	170	(436)
Movements in available-for-sale financial assets:
- Losses due to changes in fair value	(6)	1	(5)
- Gains transferred to profit or loss on sale	(2)	1	(1)
Exchange differences on translation of foreign operations	(4)	—	(4)

Other comprehensive income	(618)	172	(446)

Further information about deferred tax is presented in Note 27.

11. PROFIT ON ORDINARY ACTIVITIES AFTER TAX

The profit after tax of the Company attributable to the shareholders was £3,153m (2010: £1,391m, 2009: £747m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented in these Consolidated Financial Statements.

12. CASH AND BALANCES AT CENTRAL BANKS

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Cash in hand	1,024	933	1,016	927
Balances with central banks	24,956	25,569	17,942	20,481

	25,980	26,502	18,958	21,408

For regulatory purposes, certain minimum cash balances are required to be maintained with the Bank of England. At 31 December 2011, these amounted to £195m (2010: £198m) for the Group and £178m (2010: £185m) for the Company.

Balances with central banks above represent amounts which are held with the Bank of England and the US Federal Reserve as part of the Group’s policy of managing liquidity risk and maintaining core liquid assets as required by the UK Financial Services Authority. This is described further in pages 123 to 126 of the Risk Management Report.

196	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

13. DIVIDENDS

Ordinary dividends declared and authorised during the year were as follows:

	Group
	2011 Pence per share	2010 Pence per share	2009 Pence per share	Group
				2011 £m	2010 £m	2009 £m
Ordinary shares (equity):
In respect of current year – first interim	1.37	1.29	2.07	425	400	500
In respect of current year – second interim	—	1.21	—	—	375	—

	1.37	2.50	2.07	425	775	500

In addition, £19m (2010: £19m) of dividends were declared and paid on the £300m fixed/floating rate non-cumulative callable preference shares, £21m (2010: £21m) of dividends were declared and paid on the Step-up Callable Perpetual Reserve Capital Instruments and £17m (2010: £nil) of dividends were declared and paid on the £300m Step-up Callable Perpetual Preferred Securities. In 2010, the £300m Step-up Callable Perpetual Preferred Securities were classified as non-controlling interests.

14. TRADING ASSETS

		Group
		2011 £m	2010 £m
Loans and advances to banks	- securities purchased under resale agreements	3,056	5,775
	- other(1)	3,088	2,506
Loans and advances to customers	- securities purchased under resale agreements	6,338	8,652
	- other(2)	349	7
Debt securities		8,711	17,821
Equity securities		349	700

		21,891	35,461

(1)	Comprises short-term loans of £84m (2010: £98m) and cash collateral of £3,004m (2010: £2,408m).
(2)	Comprises short-term loans.
Debt securities can be analysed by type of issuer as follows:

	Group
	2011 £m	2010 £m
Issued by public bodies:
- Government securities	2,943	6,630
Issued by other issuers:
- Fixed and floating rate notes(1): Government guaranteed	5,666	10,586
- Fixed and floating rate notes(1): Other	102	315
- Bank and building society certificates of deposit: Other	—	290

	8,711	17,821

(1)	The FRNs are all AAA rated.

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2011 £m	2010 £m
Debt securities:
- Listed in the UK	5,904	11,392
- Listed elsewhere	1,165	1,467
- Unlisted	1,642	4,962

	8,711	17,821

Equity securities:
- Listed in the UK	335	698
- Listed elsewhere	14	2

	349	700

The Company has no trading assets (2010: £nil). Included in the above balances are amounts owed to the Group by the ultimate parent undertaking and by fellow subsidiaries of £270m (2010: £12m) and £14m (2010: £14m) respectively.

Santander UK plc 2011 Annual Report	197

Financial Statements

Notes to the Financial Statements continued

15. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is derived from the price of one or more underlying items such as equities, equity indices, interest rates, foreign exchange rates, property indices, commodities and credit spreads. Derivatives enable users to manage exposure to credit or market risks. The Group sells derivatives to its customers and uses derivatives to manage its own exposure to credit and market risks.

Use of derivatives

The Group transacts derivatives for four primary purposes:

•	to create risk management solutions for customers;

•	to manage the portfolio risks arising from customer business;

•	to manage and hedge the Group’s own risks; and

•	to generate profits through sales activities.

Under IAS 39, all derivatives are classified as “held for trading” (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

•	those used in sales activities; and

•

those used for risk management purposes but, for various reasons, either the Group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:

•

non-qualifying hedging derivatives (known as “economic hedges”), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility;

•

derivatives managed in conjunction with financial instruments designated at fair value (known as the “fair value option”). The fair value option is described more fully in the Accounting Policy “Financial assets” and Notes 16 and 32. The Group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the Group associated with complying with the detailed hedge accounting requirements of IAS 39;

•

derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness; and

•	derivative contracts that represent the closing-out of existing positions through the use of matching deals.

The following table summarises the activities undertaken, the related risks associated with such activities and the types of derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of derivative
Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.

Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default swaps and total return swaps.

Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

198	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The Group’s derivative activities do not give rise to significant open positions in portfolios of derivatives. Any residual position is managed to ensure that it remains within acceptable risk levels, with matching deals being utilised to achieve this where necessary. When entering into derivative transactions, the Group employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.

The hedging classification consists of derivatives that the Group has chosen to designate as in a hedging relationship because they meet the specific criteria in IAS 39.

All derivatives are required to be held at fair value through profit or loss, and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair values of derivatives are derived is set out in Note 47. This is described in more detail in the accounting policies “Derivative financial instruments” and “Hedge accounting” on pages 176 and 177. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off or netting exists and the cash flows are intended to be settled on a net basis.

Trading derivatives

Most of the Group’s derivative transactions relate to sales activities and derivative contracts that represent the closing-out of existing positions through the use of matching deals. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Limited positions may be traded actively or be held over a period of time to benefit from expected changes in exchange rates, interest rates, equity prices or other market parameters. Trading includes market-making, positioning and arbitrage activities. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume; positioning means managing market risk positions in the expectation of benefiting from favourable movements in prices, rates or indices; arbitrage involves identifying and profiting from price differentials between markets and products.

Trading derivatives include interest rate, cross currency, equity, property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and options and equity index options.

Corporate Banking deals with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Markets. Markets is responsible for implementing Group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

•	Marketing derivatives to end users and hedging the resulting exposures efficiently; and

•	The management of trading exposure reflected on the Group’s balance sheet.

As mentioned above, other derivatives classified as held for trading include non-qualifying hedging derivatives (economic hedges), ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness, derivatives managed in conjunction with financial instruments designated at fair value and derivative contracts that represent the closing-out of existing positions through the use of matching deals.

Hedging derivatives

The Group uses derivatives (principally interest rate swaps and cross-currency swaps) for hedging purposes in the management of its own asset and liability portfolios, including fixed-rate lending, fixed-rate asset purchases, medium-term note issues, capital issues, and structural positions. This enables the Group to optimise the overall cost to it of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

The accounting for these derivatives is described in the accounting policy “Hedge accounting” on page 177. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

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

The fair values of derivative instruments classified as held for trading and hedging purposes are set out in the following tables. The tables show the contract or underlying principal amounts, and positive and negative fair values of derivatives analysed by contract. The contract/notional amounts of derivatives indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates at the balance sheet date.

As described above, derivatives classified as held for trading in the table below consist of those used in sales and trading activities, and those used for risk management purposes but which, for various reasons, either for which the Group does not elect to claim hedge accounting or which do not meet the qualifying criteria for hedge accounting. Derivatives classified as held for hedging in the table below consist of those that have been designated as in a hedging relationship in accordance with IAS 39.

Santander UK plc 2011 Annual Report	199

Financial Statements

Notes to the Financial Statements continued

	Group
2011 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	89,457	1,556	1,077
- Foreign exchange swaps, options and forwards	19,866	155	253

	109,323	1,711	1,330

Interest rate contracts:
- Interest rate swaps	475,853	20,625	20,221
- Caps, floors and swaptions(1)	62,907	3,485	3,523
- Futures	32,503	54	41
- Forward rate agreements	78,090	21	31

	649,353	24,185	23,816

Equity and credit contracts:
- Equity index swaps and similar products	32,421	1,034	1,369
- Equity index options	43,708	407	1,240
- Credit default swaps and similar products	1,455	45	21

	77,584	1,486	2,630

Commodity contracts:
- OTC swaps	542	12	11

	542	12	11

Total derivative assets and liabilities held for trading	836,802	27,394	27,787

	Group
2011 Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	7,992	1,094	61
Interest rate contracts:
- Interest rate swaps	46,447	2,292	1,332

Total derivative assets and liabilities held for fair value hedging	54,439	3,386	1,393

Total recognised derivative assets and liabilities	891,241	30,780	29,180

	Company
2011 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	915	44	33
- Foreign exchange swaps, options and forwards	386	7	6

	1,301	51	39

Interest rate contracts:
- Interest rate swaps	59,612	3,952	939
- Caps, floors and swaptions(1)	2,190	21	21

	61,802	3,973	960

Equity and credit contracts:
- Equity index swaps and similar products	309	20	208
- Credit default swaps and similar products	62	—	—

	371	20	208

Total derivative assets and liabilities held for trading	63,474	4,044	1,207

	Company
2011 Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	1,496	1,259	—
Interest rate contracts:
- Interest rate swaps	3,398	698	—

Total derivative assets and liabilities held for fair value hedging	4,894	1,957	—

Total recognised derivative assets and liabilities	68,368	6,001	1,207

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

200	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Group
2010 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	53,357	2,539	564
- Foreign exchange swaps, options and forwards	17,106	90	384

	70,463	2,629	948

Interest rate contracts:
- Interest rate swaps	479,527	14,471	13,671
- Caps, floors and swaptions(1)	69,223	2,682	2,748
- Futures	39,840	3	10
- Forward rate agreements	37,479	8	18

	626,069	17,164	16,447

Equity and credit contracts:
- Equity index swaps and similar products	41,482	1,033	2,557
- Equity index options	40,279	741	145
- Credit default swaps and similar products	3,114	384	293

	84,875	2,158	2,995

Total derivative assets and liabilities held for trading	781,407	21,951	20,390

	Group
2010 Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	6,729	906	108
Interest rate contracts:
- Interest rate swaps	46,081	1,520	1,907

Total derivative assets and liabilities held for fair value hedging	52,810	2,426	2,015

Total recognised derivative assets and liabilities	834,217	24,377	22,405

	Company
2010 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	876	107	27
- Foreign exchange swaps, options and forwards	324	5	4

	1,200	112	31

Interest rate contracts:
- Interest rate swaps	47,416	1,597	846
- Caps, floors and swaptions(1)	1,646	24	24

	49,062	1,621	870

Equity and credit contracts:
- Equity index swaps and similar products	363	37	197
- Credit default swaps and similar products	111	—	1

	474	37	198

Total derivative assets and liabilities held for trading	50,736	1,770	1,099

	Company
2010 Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	1,823	890	—
Interest rate contracts:
- Interest rate swaps	5,406	334	—

Total derivative assets and liabilities held for fair value hedging	7,229	1,224	—

Total recognised derivative assets and liabilities	57,965	2,994	1,099

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Included in the above balances are amounts owed to the Group by the ultimate parent undertaking and by fellow subsidiaries of £2,644m (2010: £1,934m) and £66m (2010: £26m) respectively and amounts owed by the Group to the ultimate parent undertaking and to fellow subsidiaries of £2,144m (2010: £1,497m) and £35m (2010: £29m).

Santander UK plc 2011 Annual Report	201

Financial Statements

Notes to the Financial Statements continued

Net gains or losses arising from fair value hedges included in net trading and other income

	Group
	2011 £m	2010 £m	2009 £m
Net (losses)/gains:
- on hedging instruments	(1,438)	(13)	647
- on hedged items attributable to hedged risks	1,454	38	(579)

	16	25	68

The Group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are presented in the table above on a combined basis.

In addition, in the ordinary course of business, the Group entered into long-term interest rate hedging contracts with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2011 was £67m (31 December 2010: £81m). These long-term interest rate hedging contracts are included within derivatives held for fair value hedging - interest rate contracts shown above.

16. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Loans and advances to banks	—	11	—	55
Loans and advances to customers	4,376	5,468	45	44
Debt securities	629	1,298	—	5,027

	5,005	6,777	45	5,126

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

The following assets have been designated at fair value through profit or loss:

•

Loans and advances to banks, which were managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy. Information about them was provided on that basis to the Group’s key management personnel.

•

Loans and advances to customers, representing certain loans secured on residential property to housing associations. Since 2009 the Group’s policy has been not to designate similar new loans at fair value through profit or loss. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.

•	Debt securities, representing holdings of asset-backed securities of £379m (2010: £1,046m) and other debt securities of £250m (2010: £252m):

•

Mortgage-backed securities of £328m (2010: £977m) are managed and their performance evaluated on a fair value basis in accordance with a documented strategy, and information about them is provided on that basis to management.

•

Other asset-backed securities of £51m (2010: £69m) which, at the date of their acquisition, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39. These securities were issued by Banco Santander entities in Spain.

•

Other debt securities of £250m (2010: £252m) principally representing reversionary UK property securities. The reversionary property securities are managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy. Information about them is provided on that basis to management.

Included in the above balances are amounts owed to the Group by the ultimate parent undertaking and by fellow subsidiaries of £nil (2010: £nil) and £51m (2010: £69m) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £4,376m (2010: £5,468m) for the Group and £45m (2010: £99m) for the Company. The maximum exposure was mitigated by a charge over the residential properties in respect of lending to housing associations amounting to £4,735m (2010: £6,026m) for the Group and £47m (2010: £60m) for the Company.

202	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The net loss during the year attributable to changes in credit risk for loans and advances designated at fair value was £26m (2010: net loss of £26m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2011 was £257m (2010: cumulative net loss of £231m).

Debt securities can be analysed by type of issuer as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Bank and building society certificates of deposit	—	—	—	5,015
Other issuers:
- Mortgage-backed securities	328	859	—	—
- Other asset-backed securities	51	187	—	—

	379	1,046	—	5,015
Other securities	250	252	—	12

	629	1,298	—	5,027

Debt securities can be analysed by listing status as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Listed in the UK	—	646	—	5,015
Listed elsewhere	58	75	—	—
Unlisted(1)	571	577	—	12

	629	1,298	—	5,027

(1)	Includes Social Housing.

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2011				31 December 2010
	Nominal	Book	Fair	Fair value as	Nominal	Book	Fair	Fair value as	Income statement
	value	value	value	% of nominal	value	value	value	% of nominal	2011	2010
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
ABS	—	—	—	—	79	76	76	96	—	—
MBS	187	263	263	141	686	726	726	106	26	22

	187	263	263	141	765	802	802	105	26	22

US
MBS	8	9	9	113	9	14	14	156	(4)	6

	8	9	9	113	9	14	14	156	(4)	6

Rest of Europe
ABS	80	51	51	64	115	111	111	97	1	35
MBS	35	56	56	160	20	17	17	85	11	—

	115	107	107	93	135	128	128	95	12	35

Rest of world
MBS	—	—	—	—	116	102	102	88	—	—

	—	—	—	—	116	102	102	88	—	—

Total	310	379	379	122	1,025	1,046	1,046	102	34	63

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2011				31 December 2010
	Nominal	Book	Fair	Fair value as	Nominal	Book	Fair	Fair value as	Income statement
	value	value	value	% of nominal	value	value	value	% of nominal	2011	2010
Credit rating	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	28	16	16	57	114	104	104	91	—	27
MBS	175	247	247	141	685	725	725	106	18	26

	203	263	263	130	799	829	829	104	18	53

AA+
ABS	46	30	30	65	80	83	83	104	1	7
MBS	—	—	—	—	146	134	134	92	—	3

	46	30	30	65	226	217	217	96	1	10

AA
ABS	3	3	3	100	—	—	—	—	—	—
MBS	46	76	76	165	—	—	—	—	15	—

	49	79	79	161	—	—	—	—	15	—

A
ABS	3	2	2	67	—	—	—	—	—	—

	3	2	2	67	—	—	—	—	—	—

Below BBB
MBS	9	5	5	56	—	—	—	—	—	—

	9	5	5	56	—	—	—	—	—	—

Total	310	379	379	122	1,025	1,046	1,046	102	34	63

Santander UK plc 2011 Annual Report	203

Financial Statements

Notes to the Financial Statements continued

17. LOANS AND ADVANCES TO BANKS

		Group		Company
		2011 £m	2010 £m	2011 £m	2010 £m
Placements with other banks	- securities purchased under resale agreements	—	—	—	—
	- other(1)	2,405	3,206	1,192	1,118
Amounts due from Banco Santander	- securities purchased under resale agreements	2,071	646	—	3
	- other	11	—	—	—
Amounts due from Santander UK Group undertakings		—	—	89,524	114,836

		4,487	3,852	90,716	115,957

(1)	Principally comprises primarily time deposits, cash in the course of collection, cash held with foreign banks and unsettled financial transactions.

During the year, no impairment losses were incurred (2010: £nil, 2009: £nil).

Loans and advances to banks are repayable as follows:

	Group		Company
Repayable:	2011 £m	2010 £m	2011 £m	2010 £m
On demand	1,467	1,250	5,395	2,680
In not more than 3 months	1,952	1,529	21,178	42,910
In more than 3 months but not more than 1 year	149	53	19,030	21,958
In more than 1 year but not more than 5 years	63	529	30,267	32,921
In more than 5 years	856	491	14,846	15,488

	4,487	3,852	90,716	115,957

Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2011 £m	2010 £m
UK	1,727	1,461
Spain	2,071	646
France	—	727
Rest of Europe	117	24
US	257	970
Rest of world	315	24

Total	4,487	3,852

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

	Group
Credit rating	2011 £m	2010 £m
AAA	235	939
AA	2	1,704
AA-	3,265	36
A+	34	151
A	54	1,007
A-	896	—
BB+	1	2
D	—	13

Total	4,487	3,852

204	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

18. LOANS AND ADVANCES TO CUSTOMERS

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Advances secured on residential properties	166,847	166,073	166,820	166,057
Corporate loans:
- SME	7,455	4,842	3,515	1,199
- Social housing	3,287	1,687	16	87
- Real estate	3,954	3,304	2,436	1,690
- Large Corporates	3,026	2,095	1,608	2,095
- Other	1,430	1,172	912	658
- Legacy portfolios in run-off:
- Aviation	762	918	—	—
- Shipping	944	1,151	—	—
- Other	1,044	1,159	—	—

	21,902	16,328	8,487	5,729

Finance leases:
- Consumer finance	1,765	1,556	—	—
- Other corporate	697	602	—	—
- Legacy portfolios in run-off: Other	482	495	—	—

	2,944	2,653	—	—

Other secured advances	3,710	3,942	3,146	3,470
Other unsecured loans:
- Overdrafts	762	505	762	505
- UPLs	3,655	4,146	2,902	3,242
- Other loans	2,780	3,083	68	271

	7,197	7,734	3,732	4,018

Amounts due from fellow group subsidiaries	32	57	27	46
Amounts due from subsidiaries	—	—	971	1,359

Loans and advances to customers	202,632	196,787	183,183	180,679
Less: impairment loss allowances	(1,563)	(1,655)	(1,211)	(1,456)

Loans and advances to customers, net of impairment loss allowances	201,069	195,132	181,972	179,223

	Group		Company
Repayable:	2011 £m	2010 £m	2011 £m	2010 £m
On demand	1,170	1,160	1,153	1,172
In no more than 3 months	5,489	4,282	3,634	2,660
In more than 3 months but not more than 1 year	6,424	6,709	4,160	4,802
In more than 1 year but not more than 5 years	32,322	32,056	23,093	23,668
In more than 5 years	157,227	152,580	151,143	148,377

Loans and advances to customers	202,632	196,787	183,183	180,679
Less: impairment loss allowances	(1,563)	(1,655)	(1,211)	(1,456)

Loans and advances to customers, net of impairment loss allowances	201,069	195,132	181,972	179,223

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group		Company
Gross investment:	2011 £m	2010 £m	2011 £m	2010 £m
Within 1 year	1,388	736	—	—
Between 1-5 years	1,814	1,752	—	—
In more than 5 years	624	877	—	—

	3,826	3,365	—	—
Less: unearned future finance income	(882)	(712)	—	—

Net investment	2,944	2,653	—	—

The net investment in finance leases and hire purchase contracts represents amounts recoverable as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Within 1 year	1,142	622	—	—
Between 1-5 years	1,436	1,469	—	—
In more than 5 years	366	562	—	—

	2,944	2,653	—	—

The Group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £47m (2010: £13m) of unguaranteed residual value at the end of the current lease terms, which is expected to be recovered through re-letting or sale. Contingent rent income of £16m (2010: £30m) was earned during the year, which was classified in “Interest and similar income”.

Santander UK plc 2011 Annual Report	205

Financial Statements

Notes to the Financial Statements continued

Finance lease receivable balances are secured over the asset leased. The Group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Included within loans and advances to customers are advances assigned to bankruptcy remote special purpose entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and asset or mortgage backed securities made by the Group. See Note 19 for further details.

Loans and advances to customers have the following interest rate structures:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Fixed rate	75,352	75,452	69,418	70,998
Variable rate	127,280	121,335	113,765	109,681
Less: impairment loss allowances	(1,563)	(1,655)	(1,211)	(1,456)

	201,069	195,132	181,972	179,223

Movement in impairment loss allowances:

	Group
2011	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2011:
- Observed	369	271	2	55	381	1,078
- Incurred but not yet observed	157	125	17	22	256	577

	526	396	19	77	637	1,655

Charge/(release) to the income statement:
- Observed	104	178	14	76	407	779
- Incurred but not yet observed	(60)	(18)	13	2	(77)	(140)

	44	160	27	78	330	639

Write offs	(92)	(124)	(9)	(48)	(458)	(731)

At 31 December 2011:
- Observed	381	325	6	83	330	1,125
- Incurred but not yet observed	97	107	31	24	179	438

	478	432	37	107	509	1,563

	Group
2010	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2010:
- Observed	313	185	1	50	341	890
- Incurred but not yet observed	171	172	1	12	53	409

	484	357	2	62	394	1,299

Charge/(release) to the income statement:
- Observed	98	154	6	53	488	799
- Incurred but not yet observed	(14)	(47)	(1)	10	(1)	(53)

	84	107	5	63	487	746

Write offs	(42)	(68)	(5)	(48)	(448)	(611)

Assumed via transfers of entities under common control	—	—	17	—	204	221

At 31 December 2010:
- Observed	369	271	2	55	381	1,078
- Incurred but not yet observed	157	125	17	22	256	577

	526	396	19	77	637	1,655

	Group
2009	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2009
- Observed	174	13	—	37	227	451
- Incurred but not yet observed	184	289	1	11	65	550

	358	302	1	48	292	1,001

Charge/(release) to the income statement:
- Observed	223	172	5	30	539	969
- Incurred but not yet observed	(13)	(117)	—	1	(12)	(141)

	210	55	5	31	527	828

Write offs	(84)	—	(4)	(17)	(425)	(530)

At 31 December 2009:
- Observed	313	185	1	50	341	890
- Incurred but not yet observed	171	172	1	12	53	409

	484	357	2	62	394	1,299

206	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	Loans secured on residential property £m	Amounts due from subsidiaries £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2011	524	316	140	—	77	399	1,456
Charge/(release) to the income statement	45	(72)	39	—	78	162	252
Write offs	(92)	—	(45)	—	(48)	(312)	(497)

At 31 December 2011	477	244	134	—	107	249	1,211

At 1 January 2010	395	98	—	—	55	351	899
Charge/(release) to the income statement	53	(43)	16	—	63	437	526
Transfer from Alliance & Leicester plc	118	261	146	—	—	46	571
Write offs	(42)	—	(22)	—	(41)	(435)	(540)

At 31 December 2010	524	316	140	—	77	399	1,456

At 1 January 2009	297	113	—	—	42	270	722
Charge/(release) to the income statement	182	(15)	—	—	31	421	619
Write offs	(84)	—	—	—	(18)	(340)	(442)

At 31 December 2009	395	98	—	—	55	351	899

Recoveries:

	Group
	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
2011	3	2	3	10	56	74

2010	1	12	1	—	20	34

2009	1	23	1	—	30	55

19. SECURITISATIONS AND COVERED BONDS

The Group uses Special Purpose Entities (‘SPEs’) to securitise some of the mortgage and other loans to customers that it originated. The Group also issues covered bonds, which are guaranteed by a pool of the Group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to be used as collateral for raising funds via third party bilateral secured funding transactions or for creating collateral which could in the future be used for liquidity purposes. The Group has successfully used bilateral secured transactions as an additional form of medium term funding; this has allowed the Group to further diversify its medium term funding investor base. The Group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2011 and 2010 are listed below. The related notes in issue are set out in Note 33.

Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, SPEs or Abbey Covered Bonds LLP, and have been funded primarily through the issue of mortgage-backed securities, asset backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The SPEs and Abbey Covered Bonds LLP are consolidated in the Group financial statements as subsidiaries. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the SPEs.

a) Securitisations

The balances of advances subject to securitisation at 31 December 2011 and 2010 were:

	2011	2010
	Gross assets securitised £m	Gross assets securitised £m
Master Trust Structures:
- Holmes	10,247	13,359
- Fosse	18,717	14,045
- Langton	45,449	41,915
Other securitisation structures:
- Bracken	—	5,948
- Motor	813	—

	75,226	75,267

Santander UK plc 2011 Annual Report	207

Financial Statements

Notes to the Financial Statements continued

(i) Master Trust Structures

The Group makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator. A funding entity acquires a beneficial interest in the pool of assets held by the trust company with funds borrowed from qualifying SPEs, which at the same time issue asset-backed securities to third-party investors or the Group. The trust company holds the pool of assets on trust for the funding entity and the originator. The originator holds a beneficial interest over the share of the pool of assets not purchased by the funding entity, known as the seller share.

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

The Company and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. The Company and its subsidiaries have no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by the Company or its subsidiaries at the time of transfer are breached and, in certain cases, if there is a product switch.

Holmes

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Holmes securitisation structure at 31 December 2011 and 2010 were:

		2011			2010
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Holmes Master Issuer plc – 2007/1	28 March 2007	515	644	—	3,148	4,001	—
Holmes Master Issuer plc – 2007/2	20 June 2007	377	483	—	2,271	2,852	—
Holmes Master Issuer plc – 2010/1	12 November 2010	2,623	2,035	600	2,930	2,339	600
Holmes Master Issuer plc – 2011/1	09 February 2011	2,194	2,070	450	—	—	—
Holmes Master Issuer plc – 2011/2	24 March 2011	250	251	—	—	—	—
Holmes Master Issuer plc – 2011/3	21 September 2011	2,399	2,437	—	—	—	—
Beneficial interest in mortgages held by Holmes Trustees Ltd		1,889	—	—	5,010	—	—

		10,247	7,920	1,050	13,359	9,192	600

Less: Held by the Group			(91)			(496)

Total securitisations (See Note 33)			7,829			8,696

Using a master trust structure, the Company has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for the Company and Holmes Funding Limited. Proceeds from notes issued to third party investors or the Group by SPE’s under the Holmes master trust structure have been loaned to Holmes Funding Limited, which in turn used the funds to purchase its referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. As part of a restructure in October 2010 to return the Holmes securitisation structure to a third party issuance programme a £5.7bn existing note redemption reserve fund with Holmes Trustees Limited was created. The existing note redemption reserve fund can in certain circumstances be used to fund any shortfall of principal receipts in relation to the scheduled redemption of the Holmes Master Issuer plc Series 2007-1 and Series 2007-2 notes on an interest payment date.

The minimum value of assets required to be held by Holmes Trustee Limited is a function of the notes in issue under the Holmes master trust structure and the Company’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £0.1bn (2010: £0.3bn), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.

Holmes Funding Limited has a beneficial interest of £8.4bn (2010: £8.4bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc, and amounts to £1.9bn (2010: £5.0bn).

In 2011, £5.1bn of mortgage-backed notes were issued from Holmes Master Issuer plc. Mortgage-backed securities totalling £5.1bn equivalent were redeemed during the year.

208	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Fosse

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Fosse securitisation structure at 31 December 2011 and 2010 were:

		2011			2010
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Fosse Master Issuer plc	28 November 2006	652	601	—	1,538	1,622	—
Fosse Master Issuer plc	1 August 2007	1,713	1,579	—	1,677	1,768	—
Fosse Master Issuer plc	21 August 2008	218	201	—	230	243	—
Fosse Master Issuer plc	12 March 2010	1,509	1,391	390	1,695	1,406	389
Fosse Master Issuer plc	3 June 2010	1,439	1,326	252	1,576	1,411	251
Fosse Master Issuer plc	27 July 2010	3,810	3,510	502	3,799	3,507	500
Fosse Master Issuer plc	9 September 2010	1,372	1,265	—	1,212	1,282	—
Fosse Master Issuer plc	25 May 2011	4,162	3,835	968	—	—	—
Fosse Master Issuer plc	6 December 2011	1,207	1,113	234	—	—	—
Beneficial interest in mortgages held by Fosse Master Trust Ltd		2,635	—	—	2,318	—	—

		18,717	14,821	2,346	14,045	11,239	1,140

Less: Held by the Group			(102)			(171)

Total securitisations (See Note 33)			14,719			11,068

Alliance & Leicester plc established the Fosse Master Trust securitisation structure in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited. Alliance & Leicester plc’s roles in the Fosse transaction were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 45.

Both Fosse Funding (No. 1) Limited and the Company have a beneficial interest in the mortgages held in trust by Fosse Trustee Limited. The minimum value of assets required to be held by Fosse Trustee Limited is a function of the notes in issue under the Fosse master trust structure and the Company’s required minimum share.

Fosse Master Issuer plc has cash deposits totalling £350m (2010: £85m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee Limited is therefore reduced by this amount.

In 2011, £6.1bn of mortgage-backed notes were issued from Fosse Master Issuer plc. Mortgage-backed notes totalling £1.1bn (2010: £0.6bn) equivalent were redeemed during the year.

Langton

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Langton securitisation structure at 31 December 2011 and 2010 were:

		2011			2010
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Langton Securities (2008-1) plc (1)	25 January 2008	—	—	—	1,166	—	1,191
Langton Securities (2008-2) plc	5 March 2008	—	—	—	1,388	—	1,419
Langton Securities (2008-3) plc	17 June 2008	—	—	—	3,327	—	3,400
Langton Securities (2010-1) plc (1)	1 October 2010	7,726	—	7,928	10,063	—	10,286
Langton Securities (2010-1) plc (2)	12 October 2010	9,895	—	10,153	13,005	—	13,292
Langton Securities (2010-2) plc	12 October 2010	5,591	—	5,737	6,625	—	6,772
Langton Securities (2010-2) plc (2)	28 July 2011	1,661	—	1,704	—	—	—
Langton Securities (2008-1) plc (2)	23 March 2011	15,999	—	16,417	—	—	—
Beneficial interest in mortgages held by Langton Master Trust Ltd		4,577	—	—	6,341	—	—

		45,449	—	41,939	41,915	—	36,360

Alliance & Leicester plc established the Langton Master Trust securitisation structure on 25 January 2008. Notes were issued by Langton Securities (2008-1) plc, Langton Securities (2008-2) plc and Langton Securities (2008-3) plc to Alliance & Leicester plc, for the purpose of creating collateral to be used for funding and liquidity. Alliance & Leicester plc’s roles in the Langton transaction were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 45.

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

Santander UK plc 2011 Annual Report	209

Financial Statements

Notes to the Financial Statements continued

The Langton securitisation companies have cash deposits totalling £45m (2010: £49m), which have been accumulated to finance the redemption of a number of securities issued by the Langton securitisation companies. Langton Funding (No. 1) Limited’s beneficial interest in the assets held by Langton Mortgages Trustee Limited is therefore reduced by this amount.

In 2011, £18.2bn of mortgage-backed notes were issued by Langton Securities (2008-1) plc and Langton Securities (2010-2) plc to the Company for the purpose of creating collateral to be used for funding and liquidity. Mortgage-backed notes totalling £12.3bn (2010: £0.8bn) equivalent were redeemed during the year.

Langton Securities (2008-2) plc ceased trading following the redemption of its mortgage-backed securities and was put into liquidation in December 2011. Langton Securities (2008-3) plc was renamed Langton Securities (2012-1) plc in January 2012.

(ii) Other securitisation structures

Bracken Securities plc

In October 2007, Alliance & Leicester plc securitised £10,367m of residential mortgage assets to Bracken Securities plc. Notes of £10,367m were issued by Bracken Securities plc to Alliance & Leicester plc, for the purpose of creating collateral to be used for funding and liquidity. Alliance & Leicester plc’s roles in the Bracken transaction were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 45.

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Bracken securitisation structure at 31 December 2011 and 2010 were:

		2011			2010
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Bracken Securities plc	11 October 2007	—	—	—	5,948	—	6,070

Bracken Securities plc has cash deposits totalling £nil (2010: £126m).

Mortgage-backed notes totalling £6.1bn (2010: £0.8bn) equivalent were redeemed during the year. Bracken Securities plc ceased trading following the redemption of its mortgage-backed securities and was put into liquidation in December 2011

Motor 2011 plc

In April 2011, the Group issued £1.3bn notes through Motor 2011 plc, a pass-through stand-alone vehicle for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Motor 2011 securitisation structure at 31 December 2011 and 2010 were:

		2011			2010
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m
Motor 2011 plc	21 April 2011	813	268	583	—	—	—

Less: Held by the Group			—			—

Total securitisations (See Note 33)			268			—

b) Covered Bonds

The Group also issues covered bonds. In this structure, Abbey National Treasury Services plc (the ‘Issuer’) issues covered bonds, which are a direct, unsecured and unconditional obligation of the Issuer. The covered bonds benefit from a guarantee from the Company and Abbey Covered Bonds LLP. The Issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from the Company. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the Issuer or the Company.

Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2011 and 2010 were:

	2011		2010
	Gross assets assigned £m	Notes in issue £m	Gross assets assigned £m	Notes in issue £m
Euro 35bn Global Covered Bond Programme (increased during the year from euro 25bn)	25,081	18,191	23,440	15,606

Less: Held by the Group		—		(5,015)

Total Covered Bonds (See Note 33)		18,191		10,591

For further information on the euro 35bn Global Covered Bond Programme, see Note 33.

210	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

20. SPECIAL PURPOSE ENTITIES

Special Purpose Entities are formed by the Group to accomplish specific and well-defined objectives. The Group consolidates these SPEs when the substance of the relationship indicates control, as described in Note 1.

Consolidated special purpose entities

In addition to the SPEs disclosed in Note 19 which are used for securitisation and covered bond programmes, the only other SPEs sponsored and consolidated by the Group are described below. All the external assets in these entities are included in the relevant Notes in these Consolidated Financial Statements.

a) Guaranteed Investment Products 1 PCC

Guaranteed Investment Products 1 PCC Limited is a Guernsey-incorporated, closed-ended, protected cell company. The objective of each cell is to achieve capital growth. In order to achieve the investment objective, Guaranteed Investment Products 1 PCC Limited, on behalf of the respective cells, has entered into transactions with the Group. Santander Guarantee Company, a Group company, also guarantees the shareholders of cells a fixed return on their investment and/or the investment amount. Guaranteed Investment Products 1 PCC Limited has no third party assets.

b) Marylebone Road 3 CBO B.V.

Marylebone Road 3 CBO B.V. was established with the specific purpose of housing Collateralised Bond Obligation structures under which the Group raises funds, and transfers credit risk to third parties. This entity issues credit linked notes to third parties and issues repos and credit default swaps to other Group companies. Marylebone Road 3 CBO B.V. has no third party assets.

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

The total consolidated assets held by SPEs by balance sheet classification are set out in the table below:

	Group			Group
	2011			2010
	Santander UK Foundation £m	Abbey National Pension £m	Total £m	Santander UK Foundation £m	Abbey National Pension £m	Total £m
Loans and advances to banks	—	—	—	—	2	2
Available for sale securities	11	—	11	11	125	136
Other assets	—	—	—	—	1	1

Total assets	11	—	11	11	128	139

Off balance sheet special purpose entities

The only SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. At 31 December 2011, the total value of products issued by these SPEs was £36m (2010: £111m). The Group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products.

The maximum exposure to the SPEs sponsored but not consolidated by the Group is set out below:

	Group
	2011 £m	2010 £m
Trading assets (Repurchases held by the Group)	17	39

Santander UK plc 2011 Annual Report	211

Financial Statements

Notes to the Financial Statements continued

21. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

The Group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to SPEs. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

•

Full derecognition occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

•

Partial derecognition occurs when the Group sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of the Group’s continuing involvement.

Financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the Group retains a continuing involvement in such transferred assets. The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2011 £m	2011 £m	2010 £m	2010 £m
Nature of transaction	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
Sale and repurchase agreements (See Note 41)	3,678	3,905	8,092	9,018
Securities lending agreements	2,913	2,964	4,293	5,007
Securitisations (See Notes 19 and 33)	75,226	22,816	75,267	19,764

	81,817	29,685	87,652	33,789

22. AVAILABLE-FOR-SALE SECURITIES

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Debt securities	—	125	—	—
Equity securities	46	50	34	38

	46	175	34	38

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Debt securities:
- Listed in the UK	—	125	—	—

	—	125	—	—

Equity securities:
- Listed in the UK	11	12	—	—
- Listed elsewhere	25	14	25	14
- Unlisted	10	24	9	24

	46	50	34	38

Debt securities at 31 December 2010 by contractual maturity and the related yield:

2010	On demand £m	In not more than 3 months £m	In more than 3 months but not more than 1 year £m	In more than 1 year but not more than 5 years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
Issued by public bodies:
- UK Government	—	—	125	—	—	—	125

Weighted average yield for year %	—	—	0.57	—	—	—	0.57

212	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The movement in available-for-sale securities can be summarised as follows:

	Group £m	Company £m
At 1 January 2011	175	38
Redemptions and maturities	(126)	(2)
Movement in fair value	(3)	(2)

At 31 December 2011	46	34

	Group £m	Company £m
At 1 January 2010	797	30
Additions	1,225	—
Transfer from Alliance & Leicester plc	—	8
Redemptions and maturities	(1,846)	—
Movement in fair value	(1)	—

At 31 December 2010	175	38

	Group £m	Company £m
At 1 January 2009	2,663	25
Additions	1,133	8
Redemptions and maturities	(3,001)	(3)
Amortisation of discount	8	—
Movement in fair value	(6)	—

At 31 December 2009	797	30

23. LOAN AND RECEIVABLE SECURITIES

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Floating rate notes	521	1,652	521	1,652
Asset-backed securities	1,142	1,778	4,454	3,546
Collateralised debt obligations	3	37	3	37
Collateralised loan obligations	90	112	90	112
Other(1)	21	37	140	37

Loan and receivable securities	1,777	3,616	5,208	5,384
Less: Impairment allowances	(6)	(6)	(6)	(6)

Loan and receivable securities, net of impairment allowances	1,771	3,610	5,202	5,378

(1)	Comprises £21m principal protected notes (2010: £37m).

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Group in 2008 and as part of an alignment of portfolios across the Banco Santander, S.A. group in 2010 and are being run down. Detailed analysis of these securities is set out below.

Included in the above balances are amounts owed to the Group by the ultimate parent undertaking and by fellow subsidiaries of £nil (2010: £nil) and £109m (2010: £167m) respectively.

Movement in impairment allowances:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
At 1 January	6	6	6	—
Transfer from Alliance & Leicester plc	—	—	—	6

At 31 December	6	6	6	6

Santander UK plc 2011 Annual Report	213

Financial Statements

Notes to the Financial Statements continued

Floating rate notes

Floating rate notes can be analysed by the geographic location of the issuer or counterparty as follows:

	31 December 2011				31 December 2010				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2011	2010
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK	37	37	27	73	208	202	190	91	1	5
Italy	80	80	71	89	141	139	134	95	1	3
Spain	256	255	247	96	584	579	561	96	4	10
Rest of Europe	123	115	101	82	432	416	400	93	3	10
US	30	28	26	87	139	131	125	90	1	3
Rest of world	—	—	—	—	180	179	179	99	—	4

Total	526	515	472	90	1,684	1,646	1,589	94	10	35

Floating rate notes can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2011				31 December 2010				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2011	2010
Credit rating	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AA	165	165	159	96	540	535	526	97	4	11
A	273	270	252	92	810	797	770	95	5	18
BBB	75	73	61	81	302	295	277	92	1	5
Below BBB	13	7	—	—	32	19	16	50	—	1

Total	526	515	472	90	1,684	1,646	1,589	94	10	35

Asset-Backed Securities

Asset-backed securities can be analysed by the geographic location of the issuer or counterparty as follows:

	31 December 2011				31 December 2010				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2011	2010
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
ABS	74	74	74	100	139	150	150	108	—	1
MBS	223	211	169	76	255	227	184	72	3	12

	297	285	243	82	394	377	334	85	3	13

US
ABS	330	304	273	83	520	474	439	84	3	3
MBS	49	41	33	67	218	167	111	51	1	1

	379	345	306	81	738	641	550	75	4	4

Rest of Europe
ABS	112	112	99	88	137	134	122	89	1	1
MBS	377	364	305	81	557	537	459	82	10	5

	489	476	404	83	694	671	581	84	11	6

Rest of world
ABS	17	15	15	88	43	35	35	81	4	—
MBS	22	21	18	82	55	54	51	93	1	3

	39	36	33	85	98	89	86	88	5	3

Total	1,204	1,142	986	82	1,924	1,778	1,551	81	23	26

214	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2011				31 December 2010				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2011	2010
Credit rating	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	367	346	305	83	628	585	548	87	6	5
MBS	416	396	324	78	648	602	520	80	9	18

	783	742	629	80	1,276	1,187	1,068	84	15	23

AA+
ABS	—	—	—	—	28	23	23	82	—	—
MBS	102	97	94	92	88	84	80	91	3	—

	102	97	94	92	116	107	103	89	3	—

AA
ABS	9	8	5	56	12	10	7	58	—	—
MBS	109	103	75	69	133	120	93	70	1	1

	118	111	80	68	145	130	100	69	1	1

A
ABS	88	86	86	98	79	86	84	106	2	—
MBS	35	31	27	77	47	40	30	64	—	—

	123	117	113	92	126	126	114	90	2	—

BBB
ABS	—	—	—	—	19	17	15	79	—	—
MBS	6	5	4	67	20	15	12	60	—	2

	6	5	4	67	39	32	27	69	—	2

Below BBB
ABS	69	65	65	94	74	72	71	96	1	—
MBS	3	5	1	33	148	124	68	46	1	—

	72	70	66	92	222	196	139	63	2	—

Total	1,204	1,142	986	82	1,924	1,778	1,551	81	23	26

Asset-backed securities above include the following:

•	ALT-A US asset-backed securities – securities with book values of £22m (31 December 2010: £111m) and fair values of £16m (31 December 2010: £75m).

•

Monoline insurer exposures – The Group has a £73m (31 December 2010: £99m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures.

Collateralised Debt Obligations (‘CDOs’)

The Group acquired a portfolio of CDOs as part of the acquisition of Alliance & Leicester plc in 2008. This portfolio is being run down. At 31 December 2011, the Group had an exposure to CDOs of only £3m.

Collateralised Loan Obligations (‘CLOs’)

The Group acquired a portfolio of CLOs as part of the acquisition of Alliance & Leicester plc in 2008. This portfolio is being run down. At 31 December 2011, the Group had an exposure to CLOs with a nominal value of £99m (2010: £127m), a book value of £90m (2010: £112m) and a fair value of £72m (2010: £94m). In 2011, impairment losses of £nil (2010: nil) were recognised in the income statement. The geographical locations of the issuer or counterparty of the CLO exposures are the UK, the rest of Europe and the US. 51% of the nominal values are rated BBB (2010: 47%) with 2% rated AAA (2010: 2%), 25% rated AA (2010: 21%, 20% rated A (2010: 28%) and 2% related below BBB (2010: 2%).

24. INVESTMENT IN SUBSIDIARY UNDERTAKINGS

Investments in subsidiaries are held at cost subject to impairment. The movement in investments in subsidiaries was as follows:

	Company
	Cost £m	Impairment £m	Net book value £m
At 1 January 2011	7,234	(365)	6,869
Additions	198	—	198
Disposals	(72)	—	(72)

At 31 December 2011	7,360	(365)	6,995

	Company
	Cost £m	Impairment £m	Net book value £m
At 1 January 2010	7,343	(305)	7,038
Additions	1,826	(7)	1,819
Reduction in investment in A&L plc as a result of FSMA transfer (See Note 45)	(1,159)	(57)	(1,216)
Disposals /repayment of investment	(776)	4	(772)

At 31 December 2010	7,234	(365)	6,869

Santander UK plc 2011 Annual Report	215

Financial Statements

Notes to the Financial Statements continued

In 2011, additions and disposals represented changes in the capital invested in certain subsidiaries as a result of an internal reorganisation within the Group.

In October and November 2010, in order to bring certain interests of Banco Santander, S.A. in the UK under the corporate structure of the Group in furtherance of the Group’s objective to become a full-service commercial bank, Banco Santander, S.A. transferred all of its shares in Santander Cards Limited, Santander Cards (UK) Limited, Santander Consumer (UK) plc (of which the Group already held 49.9%) and Santander PB UK (Holdings) Limited (and its subsidiaries) (of which the Group already held 51% of its subsidiary Santander Private Banking UK Limited) to the Company in exchange for £1,451m, as described in Note 46. The cost of the Company’s original investment in 49.9% of Santander Consumer (UK) plc of £75m was also reclassified.

On 28 April 2010, the Company injected £300m of equity capital into Alliance & Leicester plc. On 28 May 2010, Alliance & Leicester plc transferred its business and certain associated liabilities to the Company pursuant to a court-approved business transfer scheme under Part VII of the Financial Services and Markets Act (‘FSMA’) 2000, as described in Note 45.

On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group plc for a cash consideration of approximately £39m. The IFG Group provides independent financial advisory, fund management and pension administration services in Ireland, the UK and internationally.

The principal subsidiaries of the Company that comprise related undertakings under the UK Companies Act 2006 (and so exclude certain securitisation companies) at 31 December 2011 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3)(b) of the UK Companies Act 2006.

Principal subsidiary	Nature of business	% Interest held	Country of incorporation or registration
Abbey National International Limited	Personal finance	100	Jersey
Abbey National North America LLC*	Commercial paper issue	100	United States
Abbey National Treasury Services plc	Treasury operations	100	England & Wales
Alliance & Leicester International Limited*	Offshore deposit taking	100	Isle of Man
Cater Allen Limited*	Bank, deposit taker	100	England & Wales

*	Held indirectly through subsidiary companies.

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

25. INTANGIBLE ASSETS

a) Goodwill

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Cost
At 1 January	1,916	1,285	1,194	419
Transfer from Alliance & Leicester plc	—	—	—	774
Acquisitions	—	631	—	1

At 31 December	1,916	1,916	1,194	1,194

Accumulated impairment
At 1 January	22	22	—	—
Impairment charge	60	—	—	—

At 31 December	82	22	—	—

Net book value	1,834	1,894	1,194	1,194

In October 2010, the Group acquired Santander Cards Limited and Santander Cards (UK) Limited (and its subsidiaries), which conduct Santander’s provision of store cards to retailers, credit cards and related financial products and other unsecured consumer finance products in the UK, and Santander Cards Ireland Limited, which conducts Santander’s provision of credit card finance by way of credit cards and store cards in the Republic of Ireland. The acquisition price was £1,091m as described in Note 46. In connection with the acquisition, goodwill of £456m was recognised, which is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions.

216	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

In November 2010, the Group acquired Santander Consumer (UK) plc (of which the Group already held 49.9%), which carries on Santander’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding facilities to preferential dealers in the UK. The acquisition price was £185m as described in Note 46. In connection with the acquisition, goodwill of £88m was recognised, which is attributable to the anticipated increase in revenues arising from a strengthened market position and greater critical mass, and the anticipated future operating cost synergies arising from the elimination of duplicated back office and support functions. Additional goodwill of £87m was recognised on the revaluation of the Group’s existing holding of 49.9%.

Impairment of goodwill

During the year there was a £60m impairment of goodwill (2010: £nil, 2009: £nil). The impairment arose in respect of goodwill related to Cater Allen Private Bank as a result of a reassessment of the value of certain parts of the business in light of recent market conditions and regulatory developments.

Impairment testing in respect of goodwill allocated to each cash-generating unit is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the cash-generating units are based on customer groups within the relevant business divisions.

The cash flow projections for each cash-generating unit are based on plans approved by the Company’s Board. The assumptions included in the expected future cash flows for each cash-generating unit take into consideration the UK economic environment and financial outlook within which the cash-generating unit operates. Key assumptions include projected GDP growth rates, the level of interest rates and the level and change in unemployment rates in the UK. The discount rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital (‘WACC’) allocated by the Group to investments in the business division within which the cash-generating unit operates. The growth rate used reflects management’s five-year forecasts, with a terminal growth rate of 2% applied thereafter in line with the estimated long-term average UK GDP growth rate.

Except as set out below, based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of goodwill arising on the Group’s business combinations. However, a reasonably possible change in the key assumptions at 31 December 2011 would reduce or increase the recoverable amount of goodwill related to Cater Allen Private Bank by £10m.

The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Group. The cash-generating units do not carry on their balance sheets any other intangible assets with indefinite useful lives.

2011

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	5 year plan	11.2%	1%
Retail Banking	Santander Cards	456	Value in use: cash flow	5 year plan	11.2%	38%
Retail Banking	Santander Consumer	175	Value in use: cash flow	5 year plan	11.2%	5%
Retail Banking	Cater Allen Private Bank	30	Value in use: cash flow	5 year plan	11.2%	2%
Retail Banking	Other	4	Value in use: cash flow	5 year plan	11.2%	2%

		1,834

(1)	For five years, with a terminal growth rate of 2% applied thereafter.

2010

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Santander Cards	456	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Santander Consumer	175	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Cater Allen Private Bank	90	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Other	4	Value in use: cash flow	3 year plan	11.6%	10%

		1,894

(1)	For three years, with a terminal growth rate of nil applied thereafter.

In 2011, the Group updated its models and based its calculations on the cash flow projections in its 5 Year Plan, consistent with the period for which management is required to prepare detailed plans for UK regulatory purposes, rather than a 3 Year Plan as used in previous years. In 2011, the discount rate decreased by 0.4 percentage points to 11.2% (2010: 11.6%). The decrease reflected changes in current market and economic conditions. In 2011, the change in growth rates reflected the revised strategic objectives for the Group set in the second half of the year in the context of forecast economic conditions.

Santander UK plc 2011 Annual Report	217

Financial Statements

Notes to the Financial Statements continued

b) Other intangibles

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Cost
At 1 January	368	212	320	151
Additions	192	114	202	82
Acquired through business combinations	—	45	—	—
Transferred from Alliance & Leicester plc	—	—	—	87
Disposals	(10)	(3)	(7)	—

At 31 December	550	368	515	320

Accumulated amortisation / impairment
At 1 January	84	29	107	18
Transferred from Alliance & Leicester plc	—	—	—	41
Impairment	112	—	112	—
Disposals	(5)	—	(4)	—
Charge for the year	51	55	36	48

At 31 December	242	84	251	107

Net book value	308	284	264	213

Other intangible assets of the Group and the Company consist of computer software, and marketing rights acquired by the Group during 2010 as described below. The marketing rights had a cost of £16m. Accumulated amortisation at the start of the year was £1m and amortisation of £4m (2010: £1m) was charged in the year, giving a net book value of £11m (2010: £15m) at the year end.

In connection with the acquisition of the Perimeter companies in October and November 2010, respectively, as described in Note 46, intangible assets in respect of marketing rights and computer software were identified. The value of the marketing rights was £16m and of the computer software was £29m, which were separately recognised. No other intangible assets were identified, including any relating to brands, customer lists, key employees, patents or intellectual property rights.

In 2011, an impairment loss charge of £112m was recognised in respect of software as a result of a reduction in the related expected future economic benefits.

26. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2011	1,012	698	400	252	2,362
Additions	55	86	—	64	205
Disposals	(15)	(14)	(10)	(133)	(172)

At 31 December 2011	1,052	770	390	183	2,395

Accumulated depreciation:
At 1 January 2011	71	350	219	17	657
Charge for the year	35	90	45	54	224
Disposals	(11)	(14)	(4)	(53)	(82)

At 31 December 2011	95	426	260	18	799

Net book value	957	344	130	165	1,596

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2010	471	639	387	328	1,825
Acquired through business combinations	—	6	1	—	7
Disposed of through disposal of business	(3)	(1)	—	—	(4)
Additions	556	159	12	32	759
Disposals	(12)	(105)	—	(108)	(225)

At 31 December 2010	1,012	698	400	252	2,362

Accumulated depreciation:
At 1 January 2010	51	342	166	16	575
Disposed of through disposal of business	(2)	(1)	—	—	(3)
Charge for the year	24	78	53	65	220
Disposals	(2)	(69)	—	(64)	(135)

At 31 December 2010	71	350	219	17	657

Net book value	941	348	181	235	1,705

218	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2011	916	838	322	2,076
Additions	44	94	—	138
Disposals	(8)	(12)	—	(20)

At 31 December 2011	952	920	322	2,194

Accumulated depreciation:
At 1 January 2011	215	510	147	872
Charge for the year	30	84	45	159
Disposals	(8)	(11)	—	(19)

At 31 December 2011	237	583	192	1,012

Net book value	715	337	130	1,182

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2010	123	597	315	1,035
Transfer from Alliance & Leicester plc	256	201	—	457
Additions	549	145	7	701
Disposals	(12)	(105)	—	(117)

At 31 December 2010	916	838	322	2,076

Accumulated depreciation:
At 1 January 2010	30	349	95	474
Transfer from Alliance & Leicester plc	170	160	—	330
Charge for the year	17	68	52	137
Disposals	(2)	(67)	—	(69)

At 31 December 2010	215	510	147	872

Net book value	701	328	175	1,204

In October 2000, the Company entered into a sale and leaseback of substantially all of its freehold and leasehold properties. The resulting leases of the properties to the Company were accounted for as operating leases. On 1 October 2010, the Company completed a buy back of certain of these properties for a total consideration of £526m.

At 31 December 2011, capital expenditure contracted, but not provided for was £nil (2010: £nil) in respect of property, plant and equipment. Of the carrying value at the balance sheet date, £176m (2010: £154m) related to assets under construction.

Operating lease assets

The Group’s operating lease assets consist of motor vehicles and other assets leased to its corporate customers. The Company has no operating lease assets. Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2011 £m	2010 £m
In no more than 1 year	36	49
In more than 1 year but no more than 5 years	57	77
In more than 5 years	1	9

	94	135

No contingent rent income (2010: £nil) for the Group was recognised in the year.

Santander UK plc 2011 Annual Report	219

Financial Statements

Notes to the Financial Statements continued

27. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
At 1 January	357	610	379	428
Income statement charge	(129)	(390)	(113)	(272)
(Charged)/credited to other comprehensive income:
- retirement benefit obligations	9	(9)	9	(20)
- available-for-sale financial assets	2	—	2	—

	11	(9)	11	(20)

Acquired through business combinations	—	50	(2)	—
Transfer of Alliance & Leicester plc	—	—	—	243
Disposal of subsidiary undertaking	18	96	—	—

At 31 December	257	357	275	379

Deferred tax assets and liabilities are attributable to the following items:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Deferred tax liabilities
Pensions and other post retirement benefits	(5)	—	(5)	—
Accelerated tax depreciation	(97)	(122)	—	—
Other temporary differences	(60)	(87)	—	—

	(162)	(209)	(5)	—

Deferred tax assets
Pensions and other post retirement benefits	—	50	—	49
Accelerated book depreciation	93	137	39	48
IAS 32 and IAS 39 transitional adjustments	73	91	38	48
Impairment loss allowances and other provisions	—	12	—	—
Other temporary differences	97	30	47	(12)
Tax losses carried forward	156	246	156	246

	419	566	280	379

Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Group and Company has the legal right to off set and intends to settle on a net basis, as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Deferred tax assets	419	566	280	379
Deferred tax liabilities	(162)	(209)	(5)	—

Net deferred tax asset	257	357	275	379

The deferred tax assets scheduled above have been recognised in both the Company and the Group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Group’s 3 Year plan would not cause a reduction in the deferred tax assets recognised.

The Group and Company recognise deferred tax assets in respect of trading losses relating to the former Alliance & Leicester plc business which was transferred to Santander UK plc in May 2010 under Part VII of the Financial Services and Markets Act 2010. HM Revenue & Customs confirmed in 2010 that the availability of losses was unaffected by the transfer. Under current UK tax legislation, the tax losses do not time expire and the benefit of the tax losses carried forward may only be realised by the utilisation against the future taxable profits of the former Alliance & Leicester plc business. The tax losses will be utilised as soon as practical taking into account discussions with HM Revenue & Customs over the level of profits attributable to the former Alliance & Leicester business. Management currently expect that these tax losses will be fully utilised within three years.

At 31 December 2011, the Group had UK capital losses carried forward of £66m (2010: £112m). These losses are available for offset against future UK chargeable gains and under current UK tax legislation do not time expire. No deferred tax asset has been recognised in respect of these capital losses on the basis that the timing of any benefit is uncertain.

220	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The deferred tax charge in the income statement comprises the following temporary differences:

	Group
	2011 £m	2010 £m	2009 £m
Accelerated tax depreciation	(37)	(32)	(133)
Pensions and other post-retirement benefits	(64)	(223)	(104)
Impairment loss allowances and other provisions	—	(1)	—
IAS 32 and IAS 39 transition adjustments	(18)	(21)	(11)
Tax losses carried forward	(90)	(38)	(63)
Other temporary differences	80	(75)	(127)

	(129)	(390)	(438)

28. OTHER ASSETS

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Trade and other receivables	933	984	842	871
Prepayments	62	74	49	54
Accrued income	19	24	—	6
General insurance assets	74	75	74	75

	1,088	1,157	965	1,006

29. DEPOSITS BY BANKS

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Items in the course of transmission	1,045	1,274	1,028	1,248
Deposits by banks - securities sold under agreements to repurchase	5,574	2,548	620	—
Amounts due to Santander UK subsidiaries	—	—	110,119	143,952
Amounts due to ultimate parent - securities sold under repurchase agreements	2,517	949	—	101
Amounts due to fellow Banco Santander subsidiaries – securities sold under repurchase agreements	565	646	2	—
– other	40	—	—	—
Other deposits	1,885	2,367	509	939

	11,626	7,784	112,278	146,240

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Repayable:
On demand	2,980	3,478	19,251	25,556
In not more than 3 months	3,030	871	40,087	40,115
In more than 3 months but not more than 1 year	—	41	9,625	29,177
In more than 1 year but not more than 5 years	5,616	3,188	35,284	41,168
In more than 5 years	—	206	8,031	10,224

	11,626	7,784	112,278	146,240

Santander UK plc 2011 Annual Report	221

Financial Statements

Notes to the Financial Statements continued

30. DEPOSITS BY CUSTOMERS

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Current and demand accounts:
- interest-bearing	30,843	29,616	24,677	23,501
- non interest-bearing	948	2,085	879	2,017
Savings accounts	72,729	74,608	71,319	71,397
Time deposits	42,873	45,748	30,851	33,023
Securities sold under repurchase agreements	418	—	—	—
Amounts due to Santander UK subsidiaries	—	—	47,155	40,412
Amounts due to fellow Banco Santander subsidiaries	531	586	186	229

	148,342	152,643	175,067	170,579

Repayable:
On demand	104,113	104,664	97,127	97,850
In no more than 3 months	9,888	8,938	8,411	7,220
In more than 3 months but no more than 1 year	20,902	24,027	15,507	20,689
In more than 1 year but not more than 5 years	13,000	14,527	9,157	7,021
In more than 5 years	439	487	44,865	37,799

	148,342	152,643	175,067	170,579

Savings accounts and time deposits are interest-bearing.

31.	TRADING LIABILITIES

		Group		Company
		2011 £m	2010 £m	2011 £m	2010 £m
Deposits by banks	- securities sold under repurchase agreements	10,105	21,411	—	—
	- other(1)	4,403	4,327	—	—
Deposits by customers	- securities sold under repurchase agreements	5,519	11,112	—	—
	- other(2)	4,963	4,859	—	—
Short positions in securities and unsettled trades		755	1,118	—	—

		25,745	42,827	—	—

(1)	Comprises cash collateral of £2,401m (2010: £1,149m) and short-term deposits of £2,002m (2010: £3,178m).
(2)	Comprises short-term deposits of £3,662m (2010: £3,202m) and equity index-linked deposits of £1,301m (2010: £1,657m).

Included in the above balances are amounts owed by the Group to the ultimate parent undertaking of £620m and to fellow subsidiaries of £51m.

32. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

		Group		Company
		2011 £m	2010 £m	2011 £m	2010 £m
Deposits by customers		—	5	—	5
Debt securities in issue	- US$10bn Euro Commercial Paper Programme	429	898	—	—
	- US$40bn Euro Medium Term Note Programme	—	24	—	24
	- US$20bn Euro Medium Term Note Programme	4,594	1,741	—	—
	- Euro 10bn Structured Notes	1,744	930	—	—
	- Other bonds	62	80	1	1
Warrants		8	9	—	—

		6,837	3,687	1	30

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

222	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Where the Group records its own debt securities in issue at fair value, the fair value is based on quoted prices in an active market for the specific instrument concerned, if available. When quoted market prices are unavailable, the own debt security in issue is valued using valuation techniques, the inputs for which are either based upon quoted prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to the Group’s liabilities. The change in fair value of issued debt securities attributable to the Group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer or credit default swaps. Each security is then valued using discounted cash flows, incorporating a LIBOR-based discount curve. The difference in the valuations is attributable to the Group’s own credit spread. This methodology is applied consistently across all securities where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

Gains and losses arising from changes in the credit spread of liabilities issued by the Group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount.

The net gain during the year attributable to changes in the Group’s own credit risk on the above debt securities in issue was £64m (2010: net gain of £2m). The cumulative net gain attributable to changes in the Group’s own credit risk on the above debt securities in issue at 31 December 2011 was £93m (2010: net gain of £29m).

The amount that would be required to be contractually paid at maturity of the deposits by banks, deposits by customers, and debt securities in issue above is £439m (2010: £145m) higher than the carrying value.

US$10bn Euro Commercial Paper Programme

Abbey National Treasury Services plc may from time to time issue commercial paper under the US$10bn Euro Commercial Paper Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealer. The commercial paper ranks at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the commercial paper have been unconditionally and irrevocably guaranteed by the Company.

The commercial paper is issued in bearer form, subject to a minimum maturity of 1 day and a maximum maturity of 364 days. The commercial paper may be issued on a discounted basis or may bear fixed or floating rate interest or a coupon calculated by reference to an index or formula. The maximum aggregate nominal amount of all commercial paper outstanding from time to time under the Programme will not exceed US$10bn (or its equivalent in other currencies). This was increased from US$4bn in January 2011. The commercial paper is not listed on any stock exchange.

US$40bn Euro Medium Term Note Programme

In January 2009, it was decided that no further issuance would be made under the US$40bn Euro Medium Term Note Programme. At 31 December 2011, no notes remained outstanding under the Programme.

Alliance & Leicester plc issued both senior notes and subordinated notes and from time to time issued notes denominated in any currency as agreed with the relevant dealer under the US$40bn Euro Medium Term Note Programme. The Programme provided for issuance of fixed rate Notes, floating rate notes, index linked notes, dual currency notes and zero-coupon notes. The notes are listed on the London Stock Exchange or may be listed on any other or further stock exchange(s) or may be unlisted, as agreed.

The notes were issued in bearer form. The maximum aggregate nominal amount of all notes from time to time outstanding under the Programme did not exceed US$40bn (or its equivalent in other currencies), subject to any modifications in accordance with the terms of the Programme agreement.

The notes were direct, unsecured and unconditional obligations of Alliance & Leicester plc. The notes transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000 as described in Note 45. As a result, the notes are now direct, unsecured and unconditional obligations of the Company.

US$20bn Euro Medium Term Note Programme

Abbey National Treasury Services plc and the Company may from time to time issue notes denominated in any currency as agreed between the relevant issuer and the relevant dealer under the US$20bn Euro Medium Term Note Programme. The payment of all amounts payable in respect of the senior notes is unconditionally and irrevocably guaranteed by the Company. The programme provides for issuance of fixed rate notes, floating rate notes, index linked notes, credit linked notes, equity linked notes and any other structured notes, and also dual currency notes, zero-coupon/discount notes and non-interest bearing notes.

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

Euro 10bn structured notes

Abbey National Treasury Services plc may from time to time issue structured notes denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the euro 10bn structured note programme. Structured notes are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the structured notes have been unconditionally and irrevocably guaranteed by the Company.

Santander UK plc 2011 Annual Report	223

Financial Statements

Notes to the Financial Statements continued

The structured note programme provides for the issuance of commodity linked notes, credit linked notes, currency linked notes, equity linked notes, equity index linked notes, fixed rate notes, floating rate notes, fund linked notes, inflation linked notes, property linked notes, zero-coupon/discount notes and any other structured notes as agreed between Abbey National Treasury Services plc and the relevant dealers. Structured notes may be issued in bearer or registered (or inscribed) form and may be listed on the London Stock Exchange or any other or further stock exchange(s) or may be unlisted, as agreed between Abbey National Treasury Services plc and the relevant dealers. Structured notes issued in bearer form may also be issued in new global note form.

The maximum aggregate nominal amount of all structured notes from time to time outstanding under the programme will not exceed euro 10bn (or its equivalent in other currencies). This was increased from euro 2bn in March 2011.

Warrants programme

Abbey National Treasury Services plc may from time to time issue warrants denominated in any currency as agreed between it and the relevant dealer under the warrants programme. Warrants are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, rank at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the warrants have been unconditionally and irrevocably guaranteed by the Company.

The warrants programme provides for the issuance of commodity linked warrants, currency linked warrants, equity linked warrants, equity index linked warrants, fund linked warrants, inflation index linked warrants, property index linked warrants, debt Linked Warrants and any other warrants as agreed with the relevant dealer. Warrants are issued in global form and can be listed on the London Stock Exchange or any other or further stock exchange(s) as agreed with the relevant dealer.

33. DEBT SECURITIES IN ISSUE

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Bonds and medium term notes:
- Euro 35bn Global Covered Bond Programme	18,191	10,591	—	—
- US$20bn euro Medium Term Note Programme (See Note 32)	4,295	4,893	—	—
- US$40bn euro Medium Term Note Programme (See Note 32)	1,609	3,177	1,609	3,177
- US$20bn Commercial Paper Programme	3,069	4,433	—	—
- Certificates of deposit in issue	2,671	8,925	—	—

	29,835	32,019	1,609	3,177
Securitisation programmes:
- Holmes	7,829	8,696	—	—
- Fosse	14,719	11,068	—	—
- Motor	268	—	—	—

	52,651	51,783	1,609	3,177

Included in the above balances are amounts owed by the Group to the ultimate parent undertaking and to fellow subsidiaries of £107m (2010: £38m) and £137m (2010: £129m) respectively.

Euro 35bn Global Covered Bond Programme

Abbey National Treasury Services plc issues covered bonds under the euro 35bn Global Covered Bond Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the programme. The programme provides that covered bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. Abbey National Treasury Services plc may also issue unlisted covered bonds and/or covered bonds not admitted to trading on any regulated or unregulated market.

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

Covered bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all covered bonds from time to time outstanding under the programme will not exceed euro 35bn (or its equivalent in other currencies), subject to increase in accordance with the programme. This was increased from euro 25bn in September 2011.

On 11 November 2008, Abbey National Treasury Services plc was admitted to the register of issuers and the programme and the covered bonds issued previously under the programme were admitted to the register of regulated covered bonds, pursuant to Regulation 14 of the Regulated Covered Bonds Regulations 2008 (SI 2008/346).

224	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

Securitisation Programmes

The Group has provided prime retail mortgage-backed securitised products and other asset-backed securitised products to a diverse investor base through its mortgage and other asset backed funding programmes, as described in Note 19.

Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England’s Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England, Swiss National Bank and US Federal Reserve facilities). In addition, in April 2011, the Group provided other asset-backed securitised products to investors through the securitisation of auto loan receivables.

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group		Company
Issue currency	Interest rate	Maturity	2011 £m	2010 £m	2011 £m	2010 £m
euro	0.00% -3.99%	Up to 2011	—	1,858	—	574
		2011 - 2012	1,591	859	836	859
		2013 - 2019	11,208	7,938	539	556
		2020 - 2029	221	1,083	—	—
		2030 - 2059	5,325	5,876	—	—
	4.00% -4.99%	2011 - 2019	23	—	—	—
		2020 - 2029	2,893	1,316	—	—
		2030 - 2039	106	—	—	—
US dollar	0.00% -3.99%	Up to 2011	—	11,783	—	635
		2011 - 2012	4,833	1,200	—	—
		2013 – 2019	1,940	966	—	—
		2020 – 2029	456	1,252	—	—
		2030 - 2039	579	577	—	—
		2040 - 2059	6,579	3,186	—	—
	4.00% -5.99%	2013 - 2019	712	35	36	35
		2040 - 2059	161	—	—	—
Pounds sterling	0.00% -3.99%	Up to 2011	—	1,646	—	112
		2011 - 2012	1,927	1,110	70	70
		2013 - 2019	1,459	1,234	1	—
		2020 - 2029	—	437	—	—
		2040 - 2059	7,284	6,757	—	—
	4.00% -5.99%	Up to 2011	—	211	—	209
		2013 - 2019	1,013	—	—	—
		2020 - 2029	2,658	—	—	—
		2040 - 2059	933	1,884	—	—
	6.00% -6.99%	2013 - 2019	88	87	88	87
Other currencies	0.00% -5.99%	Up to 2011	—	9	—	—
		2011 - 2012	39	—	39	—
		2013 - 2019	445	289	—	40
		2020 - 2029	178	177	—	—
	6.00% -6.87%	Up to 2011	—	8	—	—
		2013 - 2019	—	5	—	—

			52,651	51,783	1,609	3,177

Santander UK plc 2011 Annual Report	225

Financial Statements

Notes to the Financial Statements continued

34. SUBORDINATED LIABILITIES

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
£325m Sterling Preference Shares	344	344	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	216	201	216	201
US$1,000m Non-Cumulative Trust Preferred Securities	1,065	870	—	—
Undated subordinated liabilities	2,250	2,151	2,250	2,151
Dated subordinated liabilities	2,624	2,806	3,754	3,742

	6,499	6,372	6,564	6,438

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

The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2010: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the UK Financial Services Authority.

Included in the above balances are amounts owed by the Group to the ultimate parent undertaking and to fellow subsidiaries of £919m (2010: £911m) and £1,778m (2010: £1,794m) respectively.

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

226	Santander UK plc 2011 Annual Report

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

Undated subordinated liabilities

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
10.0625% Exchangeable subordinated capital securities	205	205	205	205
5.56% Subordinated guaranteed notes (Yen 15,000m)	145	142	145	142
5.50% Subordinated guaranteed notes (Yen 5,000m)	48	47	48	47
Fixed/Floating Rate Subordinated notes (Yen 5,000m)	48	46	48	46
10 Year step-up perpetual callable subordinated notes	336	318	336	318
7.50% 15 Year step-up perpetual callable subordinated notes	513	507	513	507
7.375% 20 Year step-up perpetual callable subordinated notes	235	215	235	215
7.125% 30 Year step-up perpetual callable subordinated notes	385	327	385	327
Fixed to floating rate perpetual callable subordinated notes	335	344	335	344

	2,250	2,151	2,250	2,151

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

Santander UK plc 2011 Annual Report	227

Financial Statements

Notes to the Financial Statements continued

Dated subordinated liabilities

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
4.625% Subordinated notes 2011 (euro 500m)	—	449	—	449
10.125% Subordinated guaranteed bond 2023	231	225	231	—
11.50% Subordinated guaranteed bond 2017	230	225	230	—
11.59% Subordinated loan stock 2017	—	—	—	226
10.18% Subordinated loan stock 2023	—	—	—	225
7.95% Subordinated notes 2029 (US$1,000m)	1,038	891	1,038	891
6.50% Subordinated notes 2030	213	182	213	182
Subordinated notes 2030 (US$1,000m)	—	—	1,065	870
Subordinated floating rate EURIBOR notes 2016	—	—	65	65
5.875% Subordinated notes 2031	127	92	127	92
5.25% Subordinated notes 2023	148	130	148	130
Subordinated floating rate EURIBOR notes 2017	125	129	125	129
Subordinated floating rate EURIBOR notes 2017	84	86	84	86
9.625% Subordinated notes 2023	428	397	428	397

	2,624	2,806	3,754	3,742

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

On 11 February 2011, all of the outstanding euro 500m 4.625% Subordinated Notes were redeemed at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon.

Subordinated liabilities are repayable:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
In no more than 3 months	—	449	—	449
In more than 1 year but no more than 5 years	—	—	—	—
In more than 5 years	2,624	2,357	3,754	3,293
Undated	3,875	3,566	2,810	2,696

	6,499	6,372	6,564	6,438

35. OTHER LIABILITIES

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Trade and other payables	1,815	1,164	1,624	1,138
Accrued expenses	706	798	495	658
Deferred income	50	64	2	—

	2,571	2,026	2,121	1,796

Included in the above balances are amounts owed by the Group to the ultimate parent undertaking and to fellow subsidiaries of £337m (2010: £296m) and £127m (2010: £97m) respectively.

Finance lease obligations

Trade and other payables for the Group and Company include £4m (2010: £6m) and £34m (2010: £39m), respectively, of finance lease obligations mainly relating to a lease and leaseback of Group property.

The maturity of net obligations under finance leases is as follows:

	Group		Company
Leases which expire	2011 £m	2010 £m	2011 £m	2010 £m
Within 1 year	1	2	5	5
Between 1-5 years	3	4	24	22
In more than 5 years	—	—	5	12

	4	6	34	39

228	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Future minimum lease payments under finance leases are:

Leases which expire	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Within 1 year	1	3	7	7
Between 1-5 years	3	4	28	28
In more than 5 years	—	—	6	13

	4	7	41	48

During the year, £3m (2010: £2m) was incurred as a finance lease interest charge. The contingent rent expense recognised during the year was £nil (2010: £nil).

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments expected to be received on non-cancellable sub-leases:

Leases which expire	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Within 1 year	1	3		—
Between 1-5 years	3	4	—	—

	4	7	—	—

36. PROVISIONS

	Group
	Customer remediation £m	Other(1) £m	Total £m
At 1 January 2011	139	46	185
Additional provisions	753	176	929
Provisions released	—	(12)	(12)
Used during the year	(145)	(33)	(178)
Reclassifications	—	46	46

At 31 December 2011	747	223	970

To be settled:
Within 12 months	231	170	401
In more than 12 months	516	53	569

	747	223	970

(1)	Includes regulatory-related provisions of £176m in respect of the Financial Services Compensation Scheme and the UK Bank Levy at 31 December 2011.

	Company
	Customer remediation £m	Other £m	Total £m
At 1 January 2011	124	32	156
Additional provisions	749	142	891
Provisions released	—	(4)	(4)
Used during the year	(143)	(34)	(177)
Reclassifications	—	46	46

At 31 December 2011	730	182	912

To be settled:
Within 12 months	226	139	365
In more than 12 months	504	43	547

	730	182	912

Santander UK plc 2011 Annual Report	229

Financial Statements

Notes to the Financial Statements continued

	Group
	Customer remediation £m	Other £m	Total £m
At 1 January 2010	59	32	91
Additional provisions	131	—	131
Acquired through business combinations	—	31	31
Provisions released	—	(2)	(2)
Disposal of subsidiary undertakings	—	(1)	(1)
Used during the year	(58)	(29)	(87)
Reclassifications	—	22	22

At 31 December 2010	132	53	185

To be settled:
Within 12 months	132	33	165
In more than 12 months	—	20	20

	132	53	185

	Company
	Customer remediation £m	Other £m	Total £m
At 1 January 2010	59	15	74
Additional provisions	130	—	130
Used during the year	(57)	(13)	(70)
Reclassifications	—	22	22

At 31 December 2010	132	24	156

To be settled:
Within 12 months	132	24	156
In more than 12 months	—	—	—

	132	24	156

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £917m (2010: £129m), comprises the additional provisions of £929m (2010: £131m), less the provisions released of £12m (2010: £2m) in the table above. Provisions principally comprise amounts in respect of customer remediation, regulatory-related provisions, litigation and related expenses, restructuring expenses and vacant property costs.

Customer remediation including Payment Protection Insurance (‘PPI’)

The amounts in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims, of those, the number that will be upheld, and the estimated average settlement per case. Further information on the provision for customer remediation can be found in “Critical Accounting Policies and Areas of Significant Management Judgement” in Note 1.

Payment protection insurance is an insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.

On 1 July 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on 20 April 2011 judgement was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision was revised to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for the year.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties in assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010 for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

230	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Regulatory-related provisions

Included in other provisions at 31 December 2011 were regulatory-related provisions of £176m in respect of the Financial Services Compensation Scheme and the UK Bank Levy.

Bank levy

The Finance Act 2011 introduced an annual bank levy in the UK. The levy is collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for the Group was the year ended 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.088% from 2012. Three different rates applied during 2011, these average to 0.075%. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20bn of chargeable liabilities. The cost of the levy to the Group for 2011 was £48m. Of this, the Group paid £26m in 2011 and provided for a liability of £22m at 31 December 2011.

37. RETIREMENT BENEFIT ASSETS AND OBLIGATIONS

The amounts recognised in the balance sheet were as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Assets/(liabilities)
Funded defined benefit pension scheme	241	43	237	39
Funded defined benefit pension scheme	(180)	(189)	(180)	(189)
Unfunded defined benefit pension scheme	(20)	(14)	(20)	(14)

Net defined benefit asset/(obligation)	41	(160)	37	(164)
Post-retirement medical benefits (unfunded)	(16)	(13)	(16)	(13)

Total net assets/(liabilities)	25	(173)	21	(177)

Actuarial (losses)/gains recognised in other comprehensive income during the year were as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Actuarial losses/(gains) on defined benefit schemes	36	(28)	53	(14)
Actuarial loss on unfunded medical benefit plans	1	3	1	3

Total net actuarial losses/(gains)(1)	37	(25)	54	(11)

(1)

The total net actuarial gain for the Company differs from the actuarial loss of £38m (2010: gain of £67m) disclosed in the Statement of Comprehensive Income due to a recharge of Company contributions to subsidiaries during the year.

a) Defined Contribution Pension schemes

The Group operates a number of defined contribution pension schemes. The Santander Retirement Plan, an occupational defined contribution scheme is the plan into which eligible employees are enrolled automatically. The defined contribution section of the Alliance & Leicester Pension Scheme was closed to new members employed from 29 May 2010.

The assets of the schemes are held and administered separately from those of the Company. For both the Santander Retirement Plan and the Alliance & Leicester Pension Scheme, the assets are held in separate trustee-administered funds.

An expense of £30m (2010: £42m, 2009: £20m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2011, 2010 and 2009.

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

Santander UK plc 2011 Annual Report	231

Financial Statements

Notes to the Financial Statements continued

The schemes cover 20% (2010: 20%, 2009: 27%) of the Group’s employees, are all funded defined benefit schemes and are all closed schemes. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

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

The total amount (credited)/charged to the income statement, including amounts classified as redundancy costs, was as follows:

	Group
	2011 £m	2010 £m	2009 £m
Current service cost	34	35	44
Past service cost	1	5	50
Gain on settlements or curtailments	(1)	—	—
Expected return on pension scheme assets	(388)	(317)	(285)
Interest cost	362	357	326

	8	80	135

The net asset/(liability) recognised in the balance sheet is determined as follows:

	Group
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Present value of defined benefit obligation	(7,056)	(6,716)	(6,308)	(5,175)	(4,581)
Fair value of plan assets	7,097	6,556	5,248	4,372	3,602

Net defined benefit asset/(obligation)	41	(160)	(1,060)	(803)	(979)

	Company
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Present value of defined benefit obligation	(7,045)	(6,705)	(4,805)	(3,944)	(4,559)
Fair value of plan assets	7,082	6,541	3,883	3,147	3,577

Net defined benefit asset/(obligation)	37	(164)	(922)	(797)	(982)

Movements in the present value of defined benefit obligations during the year were as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Balance at 1 January	(6,716)	(6,308)	(6,705)	(4,805)
Current service cost	(34)	(35)	(18)	(14)
Interest cost	(362)	(357)	(361)	(356)
Employee contributions	(3)	(8)	(3)	(8)
Employer salary sacrifice contributions	(4)	(2)	(4)	(2)
Past service cost	(1)	(5)	(1)	(5)
Settlement	1	—	1	—
Actuarial loss	(141)	(207)	(158)	(220)
Actual benefit payments	204	206	204	206
Transfer from Alliance & Leicester plc	—	—	—	(1,501)

Balance at 31 December	(7,056)	(6,716)	(7,045)	(6,705)

Movements in the fair value of scheme assets during the year were as follows:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Balance at 1 January	6,556	5,248	6,541	3,883
Expected return on scheme assets	388	317	388	313
Actuarial gain on scheme assets	105	235	105	234
Company contributions paid	237	882	237	885
Contributions paid by subsidiaries and fellow group subsidiaries	12	72	12	72
Employee contributions	3	8	3	8
Actual benefit payments	(204)	(206)	(204)	(206)
Transfer from Alliance & Leicester plc	—	—	—	1,352

Balance at 31 December	7,097	6,556	7,082	6,541

232	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The amounts recognised in the Consolidated Statement of Comprehensive Income for each of the five years indicated were as follows:

	Group
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Actuarial (gain)/loss on scheme assets	(105)	(235)	(330)	862	(33)
Experience loss/(gain) on scheme liabilities	136	(76)	(34)	51	80
Loss/(gain) from changes in actuarial assumptions	5	283	969	(869)	66
Actuarial loss/(gain) on scheme liabilities	141	207	935	(818)	146

Total net actuarial loss/(gain)	36	(28)	605	44	113

	Company
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Actuarial (gain)/loss on scheme assets	(105)	(234)	(309)	836	(33)
Experience loss/(gain) on scheme liabilities	152	(65)	(33)	51	81
Loss/(gain) from changes in actuarial assumptions	6	285	756	(844)	68
Actuarial loss/(gain) on scheme liabilities	158	220	723	(793)	149

Total net actuarial loss/(gain)	53	(14)	414	43	116

Cumulative net actuarial losses are £780m (2010: £743m, 2009: £768m). The annual movement is recognised in the Consolidated Statement of Comprehensive Income. The actual gain/(loss) on scheme assets for the Group and Company were £493m (2010: £552m, 2009: £614m) and £493m (2010: £547m, 2009: £518m), respectively.

The Group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2011, 2010 and 2009. The Group’s pension scheme assets do not include any property or other assets that are occupied or used by the Group. In addition, the Group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.

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

The trustees of the Group’s schemes have developed the following investment principles:

•

To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules;

•	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation; and

•	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

Investment strategy across the schemes remains under regular review.

At present, the strategic benchmark in the statement of investment principles for the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, and the National & Provincial Building Society Pension Fund remains as follows: 40% Equities, 40% Fixed Interest, 10% Property and 10% alternative return seeking assets. At the end of 2011, the fixed interest allocation was somewhat higher than this, and property and alternatives somewhat lower, although progress has been made in increasing these holdings.

The statement of investment principles for the Alliance & Leicester Pension Scheme set the long-term target allocation of plan assets at 25% Equities, 25% alternative return-seeking assets (including Property), 25% Bonds and 25% Gilts. The Scheme was broadly in line with this target at the end of the year. The Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund continue to have a 40% equity and 60% bonds benchmark and were invested closely in line with this at 31 December 2011.

Following investment of the special contributions of approximately £1bn made by the Company in late 2010 and early 2011, the overall asset allocation at 31 December 2011 was Bonds 53%, Equities 30%, and Other 17%.

The focus within fixed interest investment has been to improve liability matching and over £500m was invested into longer-dated conventional and index linked gilts to this end. In addition, the existing gilts portfolio is being restructured to further enhance the portfolio-matching characteristics.

During 2011, nominal gilt yields reached low levels not seen for at least 50 years, while long-term real interest rates have fallen to virtually zero, unprecedented by historical standards. In this environment, any additional hedging of interest rate and inflation risk needs careful assessment. Restructuring of the equity portfolios was completed during the first half of 2011, diversifying the portfolio using a mix of index-tracking and actively managed portfolios, together with derivative overlays. These include a futures position backed by cash to replicate equity market exposure, and an option structure to manage equity volatility. This position was enhanced in December 2011, extending the maturity period of the protection strategy as well as the extent of coverage. In addition to improving the liability hedge position, the fixed interest portfolio is being reviewed with a focus on diversifying the sources of return and risk. The property portfolio continues to be expanded as opportunities arise at appropriate prices.

Santander UK plc 2011 Annual Report	233

Financial Statements

Notes to the Financial Statements continued

The categories of assets in the scheme by value and as a percentage of total scheme assets, and the expected rates of return were:

	Group
	Fair value of scheme assets		Expected rate of return	Fair value of scheme assets		Expected rate of return
	2011 £m	2011%	2011%	2010 £m	2010%	2010%
UK equities	631	9	8	1,009	15	8
Overseas equities	1,480	21	8	1,196	18	8
Corporate bonds	1,519	21	5	1,404	22	5
Government fixed interest bonds	730	10	4	1,515	23	4
Government index linked bonds	1,544	22	4	869	13	4
Property funds	137	2	6	77	1	6
Cash	663	9	4	187	3	5
Other assets	393	6	8	299	5	8

	7,097	100	6	6,556	100	6

	Company
	Fair value of scheme assets		Expected rate of return	Fair value of scheme assets		Expected rate of return
	2011 £m	2011%	2011%	2010 £m	2010%	2010%
UK equities	629	9	8	1,006	15	8
Overseas equities	1,478	21	8	1,194	18	8
Corporate bonds	1,516	21	5	1,403	22	5
Government fixed interest bonds	728	10	4	1,515	23	4
Government index linked bonds	1,544	22	4	869	13	4
Property funds	137	2	6	77	1	6
Cash	662	9	4	183	3	5
Other assets	388	6	8	294	5	8

	7,082	100	6	6,541	100	6

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

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy, as follows:

•	Equities	Long-term median real rate of return experienced after considering projected moves in asset indices
•	Corporate bonds	Gross redemption yields at the balance sheet date, less a margin for default risk
•	Government bonds	Gross redemption yields at the balance sheet date
•	Property funds	Average of returns for UK equities and government bonds
•	Cash	Expected long-term bank rate, after considering projected inflation rate

The following tables summarise the fair values at 31 December 2011 and 2010 of the financial asset classes accounted for at fair value, by the valuation methodology used by the investment managers of the schemes assets to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets represent of the schemes total financial assets that are recorded at fair value.

At 31 December 2011

	Group
	Quoted prices in active markets		Internal models based on market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	614	10	17	—	631	10
Overseas equities	1,480	23	—	—	1,480	23
Corporate bonds	1,519	24	—	—	1,519	24
Government fixed interest bonds	730	11	—	—	730	11
Government index linked bonds	1,544	24	—	—	1,544	24
Property funds	—	—	137	2	137	2
Other	378	6	15	—	393	6

Total	6,265	98	169	2	6,434	100

234	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

At 31 December 2010

	Group
	Quoted prices in active markets		Internal models based on market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	991	15	18	—	1,009	15
Overseas equities	1,196	19	—	—	1,196	19
Corporate bonds	1,404	22	—	—	1,404	22
Government fixed interest bonds	1,515	24	—	—	1,515	24
Government index linked bonds	869	14	—	—	869	14
Property funds	—	—	77	2	77	2
Other	284	4	15	—	299	4

Total	6,259	98	110	2	6,369	100

At 31 December 2011

	Company
	Quoted prices in active markets		Internal models based on market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	612	10	17	—	629	10
Overseas equities	1,478	23	—	—	1,478	23
Corporate bonds	1,516	24	—	—	1,516	24
Government Fixed Interest	728	11	—	—	728	11
Government Index Linked	1,544	24	—	—	1,544	24
Property funds	—	—	137	2	137	2
Other	378	6	10	—	388	6

Total	6,256	98	164	2	6,420	100

At 31 December 2010

	Company
	Quoted prices in active markets		Internal models based on market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	988	15	18	—	1,006	15
Overseas equities	1,194	19	—	—	1,194	19
Corporate bonds	1,403	22	—	—	1,403	22
Government Fixed Interest	1,515	24	—	—	1,515	24
Government Index Linked	869	14	—	—	869	14
Property funds	—	—	77	2	77	2
Other	284	4	10	—	294	4

Total	6,253	98	105	2	6,358	100

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

Santander UK plc 2011 Annual Report	235

Financial Statements

Notes to the Financial Statements continued

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	Group and Company
	2011%	2010%	2009%
To determine benefit obligations:
- Discount rate for scheme liabilities	5.0	5.4	5.8
- General price inflation	3.1	3.5	3.4
- General salary increase	3.1	3.5	3.4
- Expected rate of pension increase	3.0	3.4	3.3
To determine net periodic benefit cost:
- Discount rate	5.4	5.8	6.4
- Expected rate of pension increase	3.4	3.4	3.0
- Expected rate of return on plan assets	5.7	6.1	6.4
Medical cost trend rates:
- Initial rate	5.2	6.0	5.5
- Ultimate rate	5.2	6.0	4.5
- Year of ultimate rate	2013	2013	2013

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
- Males	28.8	28.7	27.6
- Females	29.4	29.3	30.0
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	31.1	31.0	29.7
- Females	31.0	30.9	31.3

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

In 2011 and 2010, the mortality assumption used in the preparation of the valuation was based on the Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for males and 1% for females (2009: Continuous Mortality Investigation Table PXA 92MCC 2009 with a future improvement underpin of 1% for males and 0.5% for females). The table above shows that a participant retiring at age 60 at 31 December 2011 is assumed to live for, on average, 28.8 years in the case of a male and 29.4 years in the case of a female. In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.

The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of assets set at the beginning of the period, offset by actual returns during the period. Period-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the potential effect of changes in these and the other key assumptions on the principal pension schemes of the Group:

		Increase/(decrease)
		2011 £m	2010 £m
Discount rate	Change in pension obligation at year end from a 25 bps increase	(365)	(370)
	Change in pension cost for the year from a 25 bps increase	(4)	(5)
General price inflation	Change in pension obligation at year end from a 25 bps increase	332	359
	Change in pension cost for the year from a 25 bps increase	20	19
Expected rate of return on plan assets	Change in pension cost for the year from a 25 bps increase	18	17
Mortality	Change in pension obligation at year end from each additional year of longevity assumed	242	193

236	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m
2012	216
2013	230
2014	246
2015	262
2016	280
Five years ended 2021	1,716

Funding

In 2010, in compliance with the Pensions Act 2004, the Group and the trustees agreed a scheme-specific funding target, statement of funding principles, and a schedule of contributions for the principal pension schemes. This agreement forms the basis of the Group’s commitment that the schemes have sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. In accordance with the terms of the agreement, the Group contributed £209m to the schemes in 2011. The agreed schedule of the Group’s remaining contributions to the schemes is as set out below:

Year ending 31 December:	£m
2012	84
2013	70
2014	70
2015	70
2016	70
2017	70
2018	70
2019	70

As part of the previous arrangements relating to the funding of the Group’s defined benefit pension schemes, £14m (2010: £174m, 2009: £814m) of securities and other assets have been pledged to cover the Group’s obligations.

c) Post-Retirement Medical Benefit Plans

The Group also operates unfunded post retirement medical benefit plans for certain of its former employees. The post retirement medical benefit plans in operation are accounted for in the same manner as defined benefit pension plans.

Formal actuarial valuations of the liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary and updated for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made at 31 December 2011 by a qualified independent actuary.

Actuarial assumptions used for the Group’s post retirement medical benefit plans are the same as those used for the Group’s defined benefit pension schemes. There was an actuarial loss during the year of £3m (2010: £3m) on the Group’s post-retirement medical benefits liability. A one percentage point movement in medical cost trends would increase or decrease the post-retirement medical benefit liability and interest cost by £1m (2010: £1m).

38. CONTINGENT LIABILITIES AND COMMITMENTS

The estimated maximum exposure in respect of contingent liabilities and commitments granted is:

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Guarantees given to subsidiaries	—	—	118,714	121,241
Guarantees given to third parties	553	210	79	82
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	3,841	3,289	2,666	2,584
- More than one year	29,153	24,388	6,206	4,682
Other contingent liabilities	8	8	8	8

	33,555	27,895	127,673	128,597

Guarantees given to subsidiaries

The Company has fully and unconditionally guaranteed the obligations of each of Abbey National Treasury Services plc, Cater Allen Limited, Abbey National International Limited, Alliance & Leicester International Limited, A&L Services Limited (formerly Bradford & Bingley International Limited) and Abbey National North America LLC, all of which are wholly owned subsidiaries of the Company, that have been or will be incurred before 31 July 2012.

Santander UK plc 2011 Annual Report	237

Financial Statements

Notes to the Financial Statements continued

Formal standby facilities, credit lines and other commitments

Standby facilities, credit lines and other commitments are granted by Retail Banking and Corporate Banking (including the Large Corporates business). Retail facilities comprise undrawn facilities granted on flexible mortgages, bank overdrafts and credit cards. On flexible mortgages, the credit limit is set at the point of granting the loan through property value and affordability assessments.

Subsequent assessments are made to ensure that the limit remains appropriate considering any change in the security value or the customer’s financial circumstances. On bank accounts and credit cards, the facilities are granted based on new business risk assessment and are reviewed more frequently based on internal, as well as, external data. The delinquency status of the account would result in the withdrawal of the facility. Corporate facilities comprise standby facilities which are subject to ongoing compliance with covenants and the provision of agreed security. Failure to comply with these terms can result in the withdrawal of the unutilised facility headroom.

Financial Services Compensation Scheme (‘FSCS’)

The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The borrowings with HM Treasury, which total approximately £20bn, are on an interest-only basis until 31 March 2012 and, with effect from 1 April 2012, the interest on the borrowings will increase to 12 month LIBOR plus 100 basis points. Each deposit-taking institution contributes towards the management expenses levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March. In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made including the proportion of total protected deposits held by the Group.

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS expects to recover any shortfall of the principal by levying the deposit-taking sector in three approximately equal instalments beginning in scheme year 2013/14. The FSCS and HM Treasury have agreed that the terms of the repayment of the borrowings will be reviewed every three years in light of market conditions and of the actual repayment from the estates of failed banks. The ultimate amount of any compensation levies to be charged in future years also depends on a number of factors including the level of protected deposits and the population of deposit-taking participants and will be determined at a later date. As such, the Group’s share of such compensation levies could be significant.

For the year ended 31 December 2011, the Group charged £108m (2010: £56m) to the income statement in respect of the costs of the FSCS.

Mortgage Representations and Warranties

In connection with the Group’s residential mortgage and auto loan securitisations and covered bond transactions described in Note 19, the Group makes various representations and warranties relating to the mortgage loans sold as of the date of such sale which cover, among other things:

•	The Group’s ownership of the loan.

•	The validity of any legal charge securing the loan.

•	The effectiveness of title insurance on any property securing the loan.

•	The loan’s compliance with any applicable loan criteria established under the transaction structure.

•	The loan’s compliance with applicable laws.

•	Whether the mortgage property was occupied by the borrower.

•	Whether the mortgage loan was originated in conformity with the originator’s lending criteria.

•	The detailed data concerning the mortgage loan that was included on the mortgage loan schedule.

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

Details of the outstanding balances under mortgage-backed securitisation transactions sponsored by the Group’s Special Purpose Entities (‘SPEs’) are described in Note 19. These outstanding transactions are collateralised by prime residential mortgage loans.

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

The Group manages and monitors its securitisation activities closely to minimise potential claims. To date, the Group has only identified a small number of non-compliant mortgage loans in its securitisation transactions.

238	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Overseas tax claim

A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. Following modifications to the demand, its nominal amount stands at £69m at the balance sheet exchange rate (2010: £71m). At 31 December 2011, additional interest in relation to the demand could amount to £37m at the balance sheet exchange rate (2010: £35m). A favourable judgement for Abbey National Treasury Services plc was handed down at first instance in September 2006 which was appealed against by the tax authorities in January 2007. In June 2010, the Court ruled in favour of the tax authorities. Abbey National Treasury Services plc appealed against the ruling and in December 2011 the tax authorities confirmed their intention to contest the appeal. Although this matter remains in dispute, in January 2012, £67m was paid in respect of this matter further to a demand from the tax authorities, which had previously been provided.

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

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 41.

Other off-balance sheet commitments

The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.

Operating lease commitments

	Group		Company
	2011 £m	2010 £m	2011 £m	2010 £m
Rental commitments under non-cancellable operating leases expiring:
- No later than 1 year	83	78	73	71
- Later than 1 year but no later than 5 years	255	262	232	236
- Later than 5 years	234	273	215	248

	572	613	520	555

Under the terms of these leases, the Group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Group has the option to reacquire the freehold of certain properties.

Group rental expense comprises:

	Group
	2011 £m	2010 £m	2009 £m
In respect of minimum rentals	77	108	116
Less: sub-lease rentals	—	—	—

	77	108	116

Included in the above Group rental expense was £4m (2010: £14m) relating to contingent rent expense.

Appropriate provisions are maintained to cover the above matters.

39. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	Group and Company
	2011 £m	2010 £m
Ordinary share capital	3,105	3,105
£300m fixed/floating rate non-cumulative callable preference shares	300	300
£300m Step-up Callable Perpetual Reserve Capital Instruments	297	297
£300m Step Up Callable Perpetual Preferred Securities	297	297

	3,999	3,999

Santander UK plc 2011 Annual Report	239

Financial Statements

Notes to the Financial Statements continued

a) Share capital

Movements in share capital during the year were as follows.

Issued and fully paid share capital	Ordinary shares of £0.10 each £m	£300m Preference shares of £1 each £m	£325m Preference shares of £1 each £m	Preference shares of US$0.01 each £m	Preference shares of euro 0.01 each £m	Total £m
At 1 January 2010	2,412	—	325	—	—	2,737
Shares issued	693	300	—	—	—	993

At 31 December 2010	3,105	300	325	—	—	3,730
Shares issued	—	—	—	—	—	—

At 31 December 2011	3,105	300	325	—	—	3,730

The Company’s £325m sterling preference shares are classified as Subordinated Liabilities as described in Note 34.

	Group		Company
Share premium	2011 £m	2010 £m	2011 £m	2010 £m
At 1 January	5,620	1,857	5,620	1,857
Shares issued	—	3,763	—	3,763

At 31 December	5,620	5,620	5,620	5,620

The Company has one class of ordinary shares which carries no right to fixed income.

On 3 August 2010, Banco Santander, S.A. through a Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into the Company. The capital was used to support the reorganisation of certain Banco Santander, S.A. group companies in the UK as described in Note 46 and will be used to support further growth, including the transaction with the Royal Bank of Scotland Group described in Note 46.

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

£300m Step-up Callable Perpetual Preferred Securities

The £300m Step Up Callable Perpetual Preferred Securities were originally issued by Alliance & Leicester plc and were transferred to the Company with effect from 28 May 2010 under a business transfer scheme under Part VII of FSMA 2000 as described in Note 45. The Perpetual Preferred securities are perpetual securities and pay a coupon on 22 March each year. At each payment date, the Company can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then the Company may not pay a dividend on any share until it next makes a coupon payment (including payment of any deferred coupons). The Company can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The Perpetual Preferred securities are redeemable at the option of the Company on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the UK Financial Services Authority.

240	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

40. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash (outflow)/inflow from operating activities:

	Group			Company
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Profit for the year	903	1,583	1,245	3,153	1,391	747
Non-cash items included in net profit:
Depreciation and amortisation	447	275	260	307	185	132
(Increase)/decrease in prepayments and accrued income	(24)	(43)	262	85	(243)	1,024
(Decrease)/increase in accruals and deferred income	(250)	1,212	(2,171)	(648)	1,425	(2,016)
Profit on sale of subsidiary and associated undertakings	—	(39)	—	—	—	—
Amortisation of discounts on debt securities	—	—	(8)	—	—	—
Provisions for liabilities and charges	917	129	56	886	130	41
Impairment losses	639	746	897	227	829	830
Corporation tax charge	358	542	445	179	247	288
Other non-cash items	1,581	314	235	724	7	(506)

Net cash flow from trading activities	4,571	4,719	1,221	4,913	3,971	540
Changes in operating assets and liabilities:
Net decrease/(increase) in cash and balances held at central banks	3	(14)	—	7	(47)	—
Net decrease/(increase) in trading assets	11,021	(1,453)	(1,636)	—	—	—
Net (increase)/decrease in derivative assets	(6,403)	(1,550)	12,298	(3,007)	(455)	196
Net decrease/(increase) in financial assets designated at fair value	1,770	5,609	(981)	5,081	32,020	10,218
Net decrease in debt securities, treasury bills and other eligible bills	7	—	—	7	—	—
Net (increase)/decrease in loans and advances to banks & customers	(4,915)	2,810	(3,008)	3,119	(66,921)	(10,146)
Net decrease/(increase) in other assets	736	837	1,103	505	(172)	835
Net (decrease)/increase in deposits by banks and customers	(327)	5,705	6,647	(29,040)	40,146	(2,731)
Net increase/(decrease) in derivative liabilities	6,775	3,442	(8,847)	108	(2,253)	(2,041)
Net (decrease)/increase in trading liabilities	(17,068)	(3,323)	5,533	—	—	(739)
Net (decrease)/increase in financial liabilities designated at fair value	(187)	(723)	(1,238)	(3)	24	—
Net (decrease)/increase in debt securities in issue	(1,223)	(1,258)	(3,077)	14	6,238	1
Net (decrease)/increase in other liabilities	15	(2,286)	(1,369)	(132)	(447)	(656)
Effects of exchange rate differences	(1,662)	(1,000)	(3,719)	(47)	(27)	(268)

Net cash flow (used in)/from operating activities before tax	(6,887)	11,515	2,927	(18,475)	12,077	(4,791)
Income tax (paid)/received	(165)	(131)	2	(121)	(99)	21

Net cash flow (used in)/from operating activities	(7,052)	11,384	2,929	(18,596)	11,978	(4,770)

b) Analysis of the balances of cash and cash equivalents in the balance sheet
	Group			Company
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Cash and balances with central banks	25,980	26,502	4,163	18,958	21,408	3,266
Less: regulatory minimum cash balances (See Note 12)	(195)	(198)	(184)	(178)	(185)	(138)

	25,785	26,304	3,979	18,780	21,223	3,128
Debt securities	4,093	2,604	1,966	—	—	—
Net trading other cash equivalents	9,500	13,814	13,708	—	—	—
Net non trading other cash equivalents	3,568	2,778	6,711	26,573	45,450	52,270

Cash and cash equivalents	42,946	45,500	26,364	45,353	66,673	55,398

c) Sale of subsidiaries

In 2011, a subsidiary of the Company completed the disposal of certain leasing companies for cash consideration of approximately £3m. The net assets disposed of consisted of net investment in finance leases of £93m and provisions for liabilities and charges of £18m. In addition, debt of £72m was repaid.

On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group plc, for a cash consideration of approximately £29m. In addition, in 2010 the Group completed the disposal of certain leasing companies for cash consideration of approximately £221m.

Santander UK plc 2011 Annual Report	241

Financial Statements

Notes to the Financial Statements continued

The net assets disposed of during 2010 consisted of:

Group
Net assets disposed of:	2010 £m
Loans and advances to banks	50
Loans and advances to customers	518
Property, plant & equipment	1
Other assets	4
Deposits by banks	(26)
Deposits by customers	(222)
Other liabilities	(7)
Other provisions	(1)
Current tax liabilities	(10)
Deferred tax liabilities	(96)

211
Profit on disposal	39

250

Satisfied by:
Cash and cash equivalents	250
Less: Cash and cash equivalents in subsidiaries sold	—

Net cash inflow of sale	250

d) Acquisitions of subsidiaries and businesses

Acquisition of Santander Cards and Santander Consumer in 2010

Details of the assets and liabilities acquired, the consideration paid and the resulting goodwill identified, together with the cash payment made to satisfy the consideration are set out in Note 46.

41. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Financial assets pledged to secure liabilities

The financial assets below are analysed between those assets accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2011 £m	2010 £m
On balance sheet:
Treasury bills and other eligible securities	6,141	11,800
Cash	3,004	2,458
Loans and advances to customers - securitisations and covered bonds (See Note 19)	100,307	98,707
Debt securities	129	282
Equity securities	321	427

	109,902	113,674

Off balance sheet:
Treasury bills and other eligible securities	16,245	24,332
Debt securities	7,779	10,993
Equity securities	195	116

	24,219	35,441

The Group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2011 was £26,232m (2010: £39,636m), of which £6,160m (2010: £nil) were classified as “loans and advances to customers – securitisations and covered bonds” in the table above.

242	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Securitisations and covered bonds

As described in Note 19, the Company and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2011, £75,226m (2010: £75,267m) of loans were so assigned by the Group.

A subsidiary of the Company has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2011, the pool of ring-fenced residential mortgages for the covered bond programme was £25,081m (2010: £23,440m).

At 31 December 2011, total notes issued externally from secured programmes (securitisations and covered bonds) increased to £41,007m (2010: £30,355m), reflecting gross issuance of £17.1bn in 2011. At 31 December 2011, a total of £46,111m (2010: £49,852m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £6.6bn at 31 December 2011, or for creating collateral which could in the future be used for liquidity purposes.

Defined benefit pension schemes

As part of arrangements relating to the funding of the Group’s defined benefit pension schemes, £nil (2010: £174m) of assets have been pledged to cover the Group’s obligations.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Group. These balances amounted to £14,380m at 31 December 2011 (2010: £32,451m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2011 £2,642m (2010: £1,832m) of such collateral in the form of cash had been provided by the Group and is included in the table above.

b) Collateral held as security for assets

	Group
	2011 £m	2010 £m
On balance sheet:
Trading liabilities	2,401	1,149

	2,401	1,149
Off balance sheet:
Trading liabilities	23,357	47,501
Deposits by banks	2,054	1,660

	25,411	49,161

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2011 the fair value of such collateral received was £11,776m (2010: £22,171m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Structured transactions

As part of structured transactions entered into by subsidiaries of the Company, assets are received as collateral. At 31 December 2011, the fair value of such collateral was £526m (2010: £1,003m). Of the collateral received, £526m (2010: £1,003m) was sold or repledged, which the subsidiaries have an obligation to return.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £13,109m at 31 December 2011 (2010: £25,986m) and are offset by a contractual right to receive stock lent by the Group.

Santander UK plc 2011 Annual Report	243

Financial Statements

Notes to the Financial Statements continued

Derivatives business

In addition to the arrangements described above, collateral is also received in the normal course of derivative business from counterparties. At 31 December 2011, £2,401m (2010: £1,149m) of such collateral in the form of cash had been received by the Group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Group may obtain a charge over a customer’s property in connection with its lending activities. See the “Credit Risk” section of the Risk Management Report for each business segment.

42. SHARE-BASED COMPENSATION

The Group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Long-Term Incentive Plan and the Deferred Shares Bonus Plan. The Group’s other current arrangement and scheme, respectively, are free shares awarded to eligible employees and partnership shares. In addition, a small number of arrangements remain outstanding under the closed Executive Share Option scheme and the closed Alliance & Leicester Share Incentive Plan. All the share options and awards relate to shares in Banco Santander, S.A.

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £0.2m (2010: £2m, 2009: £7m), none of which had vested at 31 December 2011 (2010: nil). Cash received from the exercise of share options was £0.2m (2010: £2m, 2009: £1m).

The main current schemes are:

Sharesave Schemes

The Group launched its fourth HM Revenue & Customs approved Sharesave Scheme under Banco Santander, S.A. ownership in September 2011. The first three Sharesave Schemes were launched in September 2008, 2009 and 2010 under similar terms as the 2011 Scheme. Under these schemes, eligible employees may enter into contracts to save between £5 and £250 per month. At the expiry of a fixed term of three or five years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander, S.A. at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander, S.A. shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander, S.A. group. Participants in the scheme have six months from the date of vest in which the option can be exercised.

Prior to the Company’s acquisition by Banco Santander, S.A. in 2004, the Company operated similar Sharesave schemes. All the remaining options granted under those schemes were exercised or forfeited during 2011. The options previously outstanding under those Sharesave schemes were included in the disclosures below.

The fair value of each Sharesave option for 2011, 2010 and 2009 has been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

	2011	2010	2009
Risk free interest rate	1.7%-5.2%	1.7%-5.2%	2.5%-3.5%
Dividend growth	(2.6%)	8%	10%
Expected volatility of underlying shares based upon historical volatility over 5 years	20.3%-42.2%	20.3%-39.4%	29.0%-34.4%
Expected lives of options granted under 3 & 5 year schemes	3 & 5 years	3 & 5 years	3 & 5 years

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

2011	Number of options ‘000s	Weighted average exercise price £
Options outstanding at the start of the year	8,927	7.09
Options granted during the year	7,725	4.46
Options exercised during the year	(43)	4.09
Options forfeited during the year	(5,348)	6.92

Options outstanding at the end of the year	11,261	5.37

Options exercisable at the end of the year	1,205	7.69

244	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Number of options ‘000s	Weighted average exercise price £
2010
Options outstanding at the start of the year	8,713	7.24
Options granted during the year	3,360	6.46
Options exercised during the year	(73)	7.54
Options forfeited during the year	(3,073)	6.82

Options outstanding at the end of the year	8,927	7.09

Options exercisable at the end of the year	—	—

2009
Options outstanding at the start of the year	6,142	7.00
Options granted during the year	4,528	7.26
Options exercised during the year	(679)	3.85
Options forfeited during the year	(1,278)	7.48

Options outstanding at the end of the year	8,713	7.24

Options exercisable at the end of the year	—	—

The weighted average grant-date fair value of options granted under the Employee Sharesave scheme during the year was £0.79 (2010: £1.70, 2009: £3.09). The weighted average share price at the date the share options were exercised was £7.36 (2010: £8.01, 2009: £8.27).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2011 and 2010.

	Options outstanding
Range of exercise prices	Weighted average remaining contractual life years	Weighted average exercise price £
2011
Between £4 and £5	4	4.46
Between £6 and £7	3	6.46
Between £7 and £8	1	7.53
2010
Between £3 and £4	1	3.84
Between £6 and £7	5	6.46
Between £7 and £8	3	7.48

Long-Term Incentive Plan

Under the Santander Long-Term Incentive Plans granted on 1 July 2011, 1 July 2010, 1 July 2009, 21 June 2008 and 31 July 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A. The amount of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. The vesting of awards under the Santander Long-Term Incentive Plan depends on Santander’s Total Shareholder Return (‘TSR’) performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share (‘EPS’) performance against a competitor benchmark group, as follows.

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

The first two cycles commenced in July 2007, the first cycle having a duration of two years, known as Incentivos Largo Plazo (‘ILP’) 09 and the second cycle having a standard three year term (ILP10). The first cycle (ILP09) vested in July 2009, the second cycle (ILP10) vested in July 2010. In June 2008, June 2009, July 2010 and July 2011 the third, fourth, fifth and sixth cycles of the performance share plan (ILP11, ILP12, ILP13 and ILP14 respectively), all of which were to run for three years, were approved.

For each cycle, a maximum number of shares was established for each beneficiary who remains in the Group’s employment for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered with respect to the cycles approved until June 2008, were defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Banco Santander, S.A. TSR and growth in Banco Santander, S.A. EPS. The targets, which, if met, will determine the number of shares to be delivered under Plan ILP12, ILP13 and ILP14 are defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and are linked to only one parameter, namely Banco Santander, S.A. TSR.

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle. At the end of the cycles of Plans ILP10 and ILP11, the TSR and the EPS growth will be calculated for Banco Santander, S.A. and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions:

Santander UK plc 2011 Annual Report	245

Financial Statements

Notes to the Financial Statements continued

Banco Santander, S.A.’s place in the TSR ranking	Percentage of maximum shares to be delivered %	Banco Santander, S.A.’s place in the EPS growth ranking	Percentage of maximum shares to be delivered %
1st to 6th	50	1st to 6th	50
7th	43	7th	43
8th	36	8th	36
9th	29	9th	29
10th	22	10th	22
11th	15	11th	15
12th and below	—	12th and below	—

In the case of Plans ILP12, ILP13 and ILP14, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions:

	ILP12 and ILP13	ILP14
Banco Santander, S.A.’s place in the TSR ranking	Percentage of maximum shares to be delivered %	Percentage of maximum shares to be delivered %
1st to 5th	100.0	100.0
6th	82.5	86.0
7th	65.0	72.0
8th	47.5	58.0
9th	30.0	44.0
10th	—	30.0
11th and below	—	—

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

Plans ILP09, ILP10 and ILP11 matured in 2009, 2010 and 2011, respectively. As established in the plans, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which each plan was tied and, since they fell short of the maximum number established, the unearned options were cancelled.

The fair value of each award under the Long-Term Incentive Plans for 2011, 2010, 2009 and 2008 has been estimated at the date of acquisition or grant using the same methodology used to value the Sharesave options. The expected lives of awards granted have been estimated as 3 years.

The following table summarises the movement in the number of conditional share awards during 2011 and 2010.

Long Term Incentive Plan	Number of awards 000s
2011
Conditional awards outstanding at the beginning of the year	6,098
Conditional awards granted during the year	1,786
Conditional awards exercised during the year	(1,560)
Conditional awards forfeited or cancelled during the year	(177)

Conditional awards outstanding at the end of the year	6,147

2010
Conditional awards outstanding at the beginning of the year	5,711
Conditional awards granted during the year	2,264
Conditional awards exercised during the year	(1,644)
Conditional awards forfeited or cancelled during the year	(233)

Conditional awards outstanding at the end of the year	6,098

See Note 44 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Long-Term Incentive Plan.

The weighted average grant-date fair value of conditional share awards granted during the year was £3.91 (2010: £4.79). At 31 December 2011, the weighted average remaining contractual life was two years (2010: two years).

246	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Deferred Shares Bonus Plan

Deferred incentive awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2011, in compliance with the FSA remuneration Code, Santander UK introduced the First Cycle of the Deferred Bonus Share Plan which includes Conditional Awarding. Employees who are awarded an annual performance incentive over a threshold level receive part of the incentive as a deferred award. Any deferred awards, including those in Banco Santander, S.A. shares, are dependant on future service. Deferral of the award is over a 3 year period, with delivery taking place on or around the anniversary of the initial incentive. For Code Staff, shares are subject to an additional one year retention period from the point of delivery.

Code Staff are required to defer either 40% or 60% of any incentive award (40% for annual performance incentives of no more than £500,000, 60% for incentives above this amount). Non-Code Staff employees are subject to a graduated system which ensures that those who receive higher value annual performance incentives are required to defer a greater proportion of the annual performance incentive award. Certain employees have a lower threshold, meaning that a higher portion of variable pay is subject to deferral.

Vesting of both deferred incentive awards and long-term incentive awards is subject to claw back in the event of deficient performance and prudent financial control provisions in accordance with the FSA Code.

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

Partnership Shares

In January 2006, the Group introduced a Partnership Shares scheme for eligible employees, which also operates under the SIP umbrella. Participants can elect to invest up to £1,500 per tax year from pre-tax salary to purchase Banco Santander, S.A. shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 614,126 shares remained outstanding at 31 December 2011 (2010: 601,014 shares).

In addition, 12,000 options remain outstanding and exercisable under the closed Executive Share Option Scheme with a weighted average exercise price of £4.54, and 98,641 shares remain outstanding under the closed Alliance & Leicester SIP partnership share scheme.

43. DIRECTORS’ EMOLUMENTS AND INTERESTS

Ex gratia pensions paid to former Directors of the Company in 2011, which have been provided for previously, amounted to £14,211 (2010: £14,211, 2009: £22,341). In 1992, the Board decided not to award any new such ex gratia pensions.

There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

	Number of Persons No.	Aggregate amount outstanding £000
Other Key Management Personnel* - loans
2011	10	3,889
2010	3	678

*

Other Key Management Personnel are defined as the Board and the Executive Committee of the Company who served during the year. The above excludes any overdraft facilities provided to Directors, Other Key Management Personnel and their connected persons in the ordinary course of business.

Santander UK plc 2011 Annual Report	247

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

44. RELATED PARTY DISCLOSURES

a) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with the Group in the course of normal banking and life assurance business.

2011	Number of directors and Other Key Management Personnel(1) No.	Amounts in respect of directors, Other Key Management Personnel(1) and their connected persons £000
Secured loans, unsecured loans and overdrafts
At 1 January	3	678
Net movements in the year	7	3,211

At 31 December	10	3,889

Deposit, bank and instant access accounts and investments
At 1 January	13	10,100
Net movements in the year	5	(2,384)

At 31 December	18	7,716

Life assurance policies
At 1 January	—	—
Net movements in the year	—	—

At 31 December(2)	—	—

2010	Number of directors and Other Key Management Personnel(1) No.	Amounts in respect of directors, Other Key Management Personnel(1) and their connected persons £000
Secured loans, unsecured loans and overdrafts
At 1 January	4	838
Net movements in the year	(1)	(160)

At 31 December	3	678

Deposit, bank and instant access accounts and investments
At 1 January	15	7,379
Net movements in the year	(2)	2,721

At 31 December	13	10,100

Life assurance policies
At 1 January	3	1,888
Net movements in the year	(3)	(1,888)

At 31 December(2)	—	—

(1)	Other Key Management Personnel are defined as the Board and the Executive Committee of the Company who served during the year.
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

During the year ended 31 December 2011, no Directors undertook sharedealing transactions through the Group’s execution only stockbroker (2010: no Directors) with an aggregate net value of £nil (2010: £nil).

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

248	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

b) Remuneration of Key Management Personnel

The remuneration of the Directors, and Other Key Management Personnel of the Group, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in the ‘Directors’ Remuneration’ table in the Directors’ Report on page 143.

Key management compensation	2011 £	2010 £	2009 £
Short-term employee benefits	19,208,174	9,388,377	12,172,113
Post employment benefits	210,910	342,575	319,319
Other long-term benefits	—	—	—
Termination benefits	—	—	1,162,500
Share-based payments	619,888	1,745,747	2,192,509

	20,038,972	11,476,699	15,846,441

c) Santander Long-Term Incentive Plan

In 2011, no Executive Directors (2010: one, 2009: four) or Other Key Management Personnel (2010: six, 2009: six) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan (2010: total fair value of £610,656 based on a share price of euro 5.57). Under the Santander Long-Term Incentive Plans granted on 1 July 2010, 1 July 2009, 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.

The number of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. The vesting of awards under the Santander Long-Term Incentive Plan depends on Santander’s Total Shareholder Return performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share performance against a competitor benchmark group. 90.79% of the 40% of the 2007 conditional award of shares vested in July 2009 and 90.79% of the remaining 60% of the 2007 conditional award vested in July 2010. Subject to performance conditions being met, 100% of the 2008 conditional award vested in July 2011, 100% of the 2009 conditional award will vest in July 2012 and 100% of the 2010 conditional award will vest in July 2013. In 2011, Long-Term Incentive Plan shares awarded in 2008 vested for one Director.

d) Parent undertaking and controlling party

The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander, S.A., copies of which may be obtained from the Santander Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN.

e) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year end:

	Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2011 £m	2010 £m
Parent company	(163)	(326)	(99)	87	96	47	4,995	2,593	(6,644)	(3,691)
Fellow subsidiaries	(281)	(325)	(563)	709	674	412	272	331	(3,265)	(3,281)
Associates	(1)	(40)	(26)	—	—	1	—	—	—	—

	(445)	(691)	(688)	796	770	460	5,267	2,924	(9,909)	(6,972)

	Company
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2011 £m	2010 £m
Parent company	—	(4)	(32)	64	66	5	4	10	(1,371)	(1,424)
Subsidiaries	(2,686)	(3,284)	(4,229)	4,777	5,278	6,399	99,535	125,737	(159,062)	(186,387)
Fellow subsidiaries	(205)	(243)	(224)	524	476	307	135	215	(2,320)	(2,340)
Associates	(1)	—	—	—	—	—	—	—	—	—

	(2,892)	(3,531)	(4,485)	5,365	5,820	6,711	99,674	125,962	(162,753)	(190,151)

Further information on balances due from/(to) other Santander group companies is set out in the section “Balances with other Santander companies” in the Balance Sheet Business Review on pages 47 and 48. In addition, transactions with pension schemes operated by the Group are described in Note 37. The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the UK Financial Services Authority. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

Santander UK plc 2011 Annual Report	249

Financial Statements

Notes to the Financial Statements continued

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

In October and November 2010, a number of agreements were entered into between the Group and Banco Santander, S.A., and the Group and various Banco Santander, S.A. subsidiaries, to effect the acquisition of certain UK businesses owned by Banco Santander, S.A., as described in Note 46.

During 2010, euro 3,265m of the Group’s holdings of AAA-rated prime mortgage-backed securities were sold to Banco Santander, S.A. Although Banco Santander, S.A. is a related party of the Group, the transaction is considered to be a commercial deal, with a normal sharing of profits.

In May 2010, Alliance & Leicester plc transferred its business into Santander UK plc under a scheme allowed by Part VII of FSMA 2000. In accordance with Santander UK’s accounting policy of accounting for internal reorganisations, the assets and liabilities of Alliance & Leicester plc were transferred to the Company at their book values in Alliance & Leicester plc (after adjusting for inter-company balances and unamortised acquisition adjustments) as described in Note 45.

45. TRANSFER OF THE BUSINESS OF ALLIANCE & LEICESTER PLC TO SANTANDER UK PLC IN 2010

On 28 May 2010, Alliance & Leicester plc transferred its business and certain associated liabilities to the Company pursuant to a court-approved business transfer scheme under Part VII of FSMA 2000. Following the transfer, the only business remaining in Alliance & Leicester plc was a small portfolio of corporate loans which had all been transferred into Santander UK plc by the end of 2011. In accordance with Santander UK’s accounting policy of accounting for internal reorganisations, the assets and liabilities of the Alliance & Leicester business were transferred to the Company at their book values in Alliance & Leicester plc.

The principal purpose of the transfer was to increase the efficiency of the Group. The transfer provided benefits for Alliance & Leicester plc’s customers now transferred to Santander UK plc and for Santander UK plc. This includes access to Santander UK’s full product range plus use of approximately 1,400 branches (including agencies), four times as many branches previously available for Alliance & Leicester customers. By rationalising systems and improving the sales and risk management processes through having a single view of customers’ dealings, Santander UK plc also benefited from the significant synergies that were announced to the market at the time of the acquisition of Alliance & Leicester plc by Banco Santander, S.A. in 2008.

A summary of the net assets transferred to the Company, after adjusting for inter-company balances and unamortised acquisition adjustments is as follows:

Net assets transferred:	2010 Company £m
Assets
Cash and balances at central banks	474
Derivative financial instruments	639
Financial assets designated at fair value	43
Loans and advances to banks	35,027
Loans and advances to customers	50,264
Available-for-sale securities	8
Loans and receivables securities	7,715
Macro hedge of interest rate risk	204
Investment in subsidiaries	(1,216)
Intangible assets	820
Property, plant and equipment	127
Other assets, tax assets and lease assets	1,015
Liabilities
Deposits by banks	45,407
Deposits by customers	41,796
Derivative financial instruments	440
Trading liabilities	3
Financial liabilities designated at fair value	34
Debt securities in issue	5,351
Subordinated liabilities	929
Other liabilities, tax liabilities, provisions and retirement benefit obligations	856

Net assets	1,586

The reduction in the ‘Investment in subsidiaries’ balance represents the adjustment to the previous investment in Alliance & Leicester plc which was held by the Company. The Alliance & Leicester plc preference shares did not transfer under the Part VII scheme. Therefore, holders of those preference shares were given the opportunity to exchange them for new preference shares in the Company (on substantially the same terms) by way of the scheme of arrangement under Part 26 of the UK Companies Act 2006, as described in Note 39.

250	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

46. ACQUISITIONS AND PLANNED ACQUISITIONS

a) Acquisition of certain UK businesses owned by Banco Santander, S.A. in 2010

In October and November 2010, a number of agreements were entered into between the Group and Banco Santander, S.A., and the Group and various Banco Santander, S.A. subsidiaries, to effect the acquisition of certain UK businesses owned by Banco Santander, S.A. For historic reasons, following Banco Santander, S.A.’s acquisition of the Company in 2004, certain UK-related interests were held or acquired by Banco Santander, S.A. (or certain of its non-UK subsidiaries) outside of the Group’s corporate structure. The principal purpose of the acquisitions was to bring some of these interests of Banco Santander, S.A. in the UK under the corporate structure of the Group in furtherance of the Group’s objective to become a full-service commercial bank and to optimise the capital, liquidity, funding and overall financial efficiency of the Santander group.

In October and November 2010, the Group acquired:

•

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

•

Santander Consumer (UK) plc (of which the Group already held 49.9%), which carries on the Banco Santander, S.A. group’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding facilities to preferential dealers in the UK; and

•

Santander PB UK (Holdings) Limited (and its subsidiaries), (of which the Group already held 51% of its subsidiary Santander Private Banking UK Limited) which carries on the Group’s provision of private banking services in the UK;

The aggregate consideration paid by the Group for these businesses was £1,451m. The following table shows the amounts recognised at the acquisition date for the net assets acquired:

	Group
2010	Cards £m	Consumer £m	Total £m
Net assets acquired:
Assets
Loans and advances to banks	63	50	113
Loans and advances to customers	2,509	2,721	5,230
Other assets	199	27	226
Liabilities
Deposits by banks	(1,905)	(2,524)	(4,429)
Deposits by customers	(57)	—	(57)
Other liabilities	(174)	(78)	(252)

Net identified assets and liabilities	635	196	831
Fair value of 49.9% interest previously held	—	(186)	(186)
Goodwill	456	175	631

Consideration	1,091	185	1,276

Satisfied by:
Cash and cash equivalents	(1,091)	(185)	(1,276)
Less: Cash and cash equivalents in businesses acquired	13	20	33

Net cash outflow	(1,078)	(165)	(1,243)

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

In 2010, the Group recognised a gain of £87m on the revaluation of its original 49.9% holding in Santander Consumer (UK) plc as a result of re-measuring this equity interest at fair value on the date of acquisition. The gain was included in ‘Net trading and other income’ in the Consolidated Income Statement.

The total operating income and profit before tax, included in the Consolidated Statement of Comprehensive Income in 2010 contributed by the Santander Cards and Santander Consumer businesses since their acquisition, were £82m and £9m respectively. Had these entities been consolidated from 1 January 2010, the Group would have included total operating income of £512m and profit before tax of £82m for the year.

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

Santander UK plc 2011 Annual Report	251

Financial Statements

Notes to the Financial Statements continued

Analysis of loans and receivables acquired:

2010	Fair value £m	Gross contractual amounts receivable £m	Estimated uncollectible gross contractual amounts receivable £m
Loans and advances to banks	398	398	—
Loans and advances to customers	5,313	5,637	324

	5,711	6,035	324

b) Planned acquisition of Royal Bank of Scotland branches

On 4 August 2010, the Company announced its agreement to acquire (subject to certain conditions) bank branches and business banking centres and associated assets and liabilities from the Royal Bank of Scotland group for a premium of £350m to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction now includes: 308 Royal Bank of Scotland branches in England and Wales; 6 NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control clearance was received on 15 October 2010 and HMRC clearance was also received during the fourth quarter. The separation and transfer process is underway with the current expectation that the transaction will not complete before the fourth quarter of 2012, subject to certain conditions.

The acquisition will be a key step in fulfilling our ambition to be a full-service commercial bank as we complement our strong retail offering with an increased presence with SMEs. For Santander UK, the result over the medium term will be a far more balanced business mix, with approximately 70% of our business being retail banking, against 80% currently, and the balance being an expanded business and corporate banking presence along with the existing Markets business. The acquisition will add to our retail banking business but importantly will double our market share in SMEs and in mid-corporate banking.

47. FINANCIAL INSTRUMENTS

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

	Group
	Held at fair value				Held at amortised cost		Non- financial assets/ liabilities	Total
	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	—	—	—	25,980	—	—	25,980
Trading assets	21,891	—	—	—	—	—	—	21,891
Derivative financial instruments	27,394	3,386	—	—	—	—	—	30,780
Financial assets designated at FVTPL	—	—	5,005	—	—	—	—	5,005
Loans and advances to banks	—	—	—	—	4,487	—	—	4,487
Loans and advances to customers	—	—	—	—	201,069	—	—	201,069
Available-for-sale securities	—	—	—	46	—	—	—	46
Loans and receivables securities	—	—	—	—	1,771	—	—	1,771
Macro hedge of interest rate risk	—	—	—	—	1,221	—	—	1,221
Intangible assets	—	—	—	—	—	—	2,142	2,142
Property, plant and equipment	—	—	—	—	—	—	1,596	1,596
Deferred tax assets	—	—	—	—	—	—	257	257
Retirement benefit assets	—	—	—	—	—	—	241	241
Other assets	—	—	—	—	—	—	1,088	1,088

	49,285	3,386	5,005	46	234,528	—	5,324	297,574

Liabilities
Deposits by banks	—	—	—	—	—	11,626	—	11,626
Deposits by customers	—	—	—	—	—	148,342	—	148,342
Derivative financial liabilities	27,787	1,393	—	—	—	—	—	29,180
Trading liabilities	25,745	—	—	—	—	—	—	25,745
Financial liabilities designated at FVTPL	—	—	6,837	—	—	—	—	6,837
Debt securities in issue	—	—	—	—	—	52,651	—	52,651
Subordinated liabilities	—	—	—	—	—	6,499	—	6,499
Other liabilities	—	—	—	—	—	2,571	—	2,571
Provisions	—	—	—	—	—	—	970	970
Current tax liabilities	—	—	—	—	—	—	271	271
Retirement benefit obligations	—	—	—	—	—	—	216	216

	53,532	1,393	6,837	—	—	221,689	1,457	284,908

252	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	Held at fair value				Held at amortised cost		Non-	Total
	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	18,958	—	—	18,958
Derivative financial instruments	4,044	1,957	—	—	—	—	—	6,001
Financial assets designated at FVTPL	—	—	45	—	—	—	—	45
Loans and advances to banks	—	—	—	—	90,716	—	—	90,716
Loans and advances to customers	—	—	—	—	181,972	—	—	181,972
Available for sale securities	—	—	—	34	—	—	—	34
Loans and receivables securities	—	—	—	—	5,202	—	—	5,202
Macro hedge of interest rate risk	—	—	—	—	32	—	—	32
Investment in subsidiary undertakings	—	—	—	—	—	—	6,995	6,995
Intangible assets	—	—	—	—	—	—	1,458	1,458
Property, plant and equipment	—	—	—	—	—	—	1,182	1,182
Current tax assets	—	—	—	—	—	—	154	154
Deferred tax assets	—	—	—	—	—	—	275	275
Retirement benefit assets	—	—	—	—	—	—	237	237
Other assets	—	—	—	—	—	—	965	965

	4,044	1,957	45	34	296,880	—	11,266	314,226

Liabilities
Deposits by banks	—	—	—	—	—	112,278	—	112,278
Deposits by customers	—	—	—	—	—	175,067	—	175,067
Derivative financial liabilities	1,207	—	—	—	—	—	—	1,207
Financial liabilities designated at FVTPL	—	—	1	—	—	—	—	1
Debt securities in issue	—	—	—	—	—	1,609	—	1,609
Subordinated liabilities	—	—	—	—	—	6,564	—	6,564
Other liabilities	—	—	—	—	—	2,121	—	2,121
Provisions	—	—	—	—	—	—	912	912
Retirement benefit obligations	—	—	—	—	—	—	216	216

	1,207	—	1	—	—	297,639	1,128	299,975

Santander UK plc 2011 Annual Report	253

Financial Statements

Notes to the Financial Statements continued

	Group
	Held at fair value				Held at amortised cost		Non- financial assets/ liabilities
	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost		Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	—	—	—	26,502	—	—	26,502
Trading assets	35,461	—	—	—	—	—	—	35,461
Derivative financial instruments	21,951	2,426	—	—	—	—	—	24,377
Financial assets designated at FVTPL	—	—	6,777	—	—	—	—	6,777
Loans and advances to banks	—	—	—	—	3,852	—	—	3,852
Loans and advances to customers	—	—	—	—	195,132	—	—	195,132
Available-for-sale securities	—	—	—	175	—	—	—	175
Loans and receivables securities	—	—	—	—	3,610	—	—	3,610
Macro hedge of interest rate risk	—	—	—	—	1,091	—	—	1,091
Intangible assets	—	—	—	—	—	—	2,178	2,178
Property, plant and equipment	—	—	—	—	—	—	1,705	1,705
Current tax assets	—	—	—	—	—	—	277	277
Deferred tax assets	—	—	—	—	—	—	566	566
Other assets	—	—	—	—	1,081	—	76	1,157

	57,412	2,426	6,777	175	231,268	—	4,802	302,860

Liabilities
Deposits by banks	—	—	—	—	—	7,784	—	7,784
Deposits by customers	—	—	—	—	—	152,643	—	152,643
Derivative financial liabilities	20,390	2,015	—	—	—	—	—	22,405
Trading liabilities	42,827	—	—	—	—	—	—	42,827
Financial liabilities designated at FVTPL	—	—	3,687	—	—	—	—	3,687
Debt securities in issue	—	—	—	—	—	51,783	—	51,783
Subordinated liabilities	—	—	—	—	—	6,372	—	6,372
Other liabilities	—	—	—	—	—	1,962	64	2,026
Provisions	—	—	—	—	—	—	185	185
Current tax liabilities	—	—	—	—	—	—	492	492
Deferred tax liabilities	—	—	—	—	—	—	209	209
Retirement benefit obligations	—	—	—	—	—	—	173	173

	63,217	2,015	3,687	—	—	220,544	1,123	290,586

	Company
	Held at fair value				Held at amortised cost		Non- financial assets/ liabilities
	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost		Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	21,408	—	—	21,408
Derivative financial instruments	1,770	1,224	—	—	—	—	—	2,994
Financial assets designated at FVTPL	—	—	5,126	—	—	—	—	5,126
Loans and advances to banks	—	—	—	—	115,957	—	—	115,957
Loans and advances to customers	—	—	—	—	179,223	—	—	179,223
Available for sale securities	—	—	—	38	—	—	—	38
Loans and receivables securities	—	—	—	—	5,378	—	—	5,378
Macro hedge of interest rate risk	—	—	—	—	114	—	—	114
Investment in subsidiary undertakings	—	—	—	—	—	—	6,869	6,869
Investment in associated undertakings	—	—	—	—	—	—	1	1
Intangible assets	—	—	—	—	—	—	1,407	1,407
Property, plant and equipment	—	—	—	—	—	—	1,204	1,204
Current tax assets	—	—	—	—	—	—	212	212
Deferred tax assets	—	—	—	—	—	—	379	379
Other assets	—	—	—	—	951	—	54	1,005

	1,770	1,224	5,126	38	323,031	—	10,126	341,315

Liabilities
Deposits by banks	—	—	—	—	—	146,240	—	146,240
Deposits by customers	—	—	—	—	—	170,579	—	170,579
Derivative financial liabilities	1,099	—	—	—	—	—	—	1,099
Financial liabilities designated at FVTPL	—	—	30	—	—	—	—	30
Debt securities in issue	—	—	—	—	—	3,177	—	3,177
Subordinated liabilities	—	—	—	—	—	6,438	—	6,438
Other liabilities	—	—	—	—	—	1,796	—	1,796
Provisions	—	—	—	—	—	—	156	156
Current tax liabilities	—	—	—	—	—	—	14	14
Retirement benefit obligations	—	—	—	—	—	—	177	177

	1,099	—	30	—	—	328,230	347	329,706

254	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

b) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

	Group
31 December 2011	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	25,980	25,980	—
Loans and advances to banks	4,487	4,487	—
Loans and advances to customers	201,069	206,725	5,656
Loans and receivables securities	1,771	1,553	(218)
Liabilities
Deposits by banks	11,626	11,644	(18)
Deposits by customers	148,342	149,424	(1,082)
Debt securities in issue	52,651	52,420	231
Subordinated liabilities	6,499	7,305	(806)

	Company
31 December 2011	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	18,958	18,958	—
Loans and advances to banks	90,716	91,440	724
Loans and advances to customers	181,972	187,619	5,647
Loans and receivables securities	5,202	4,996	(206)
Liabilities
Deposits by banks	112,278	113,983	(1,705)
Deposits by customers	175,067	176,014	(947)
Debt securities in issue	1,609	1,629	(20)
Subordinated liabilities	6,564	7,370	(806)

	Group
31 December 2010	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	26,502	26,502	—
Loans and advances to banks	3,852	3,852	—
Loans and advances to customers	195,132	200,546	5,414
Loans and receivables securities	3,610	3,310	(300)
Liabilities
Deposits by banks	7,784	7,923	(139)
Deposits by customers	152,643	153,419	(776)
Debt securities in issue	51,783	51,874	(91)
Subordinated liabilities	6,372	7,752	(1,380)

	Company
31 December 2010	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	21,408	21,408	—
Loans and advances to banks	115,957	116,406	449
Loans and advances to customers	179,223	184,471	5,248
Loans and receivables securities	5,378	5,078	(300)
Liabilities
Deposits by banks	146,240	147,969	(1,729)
Deposits by customers	170,579	171,360	(781)
Debt securities in issue	3,177	3,200	(23)
Subordinated liabilities	6,438	7,818	(1,380)

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

Santander UK plc 2011 Annual Report	255

Financial Statements

Notes to the Financial Statements continued

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

(ii) Liabilities:

Deposits by banks

The fair value of deposits by banks has been estimated using the same valuation technique for financial instruments accounted for at fair value as described in the Valuation techniques section below.

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Group’s customers, the Directors believe there is significant value to the Group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities.

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

256	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

c) Fair value valuation bases of financial instruments carried at fair value

The following tables summarise the fair values at 31 December 2011 and 2010 of the financial asset and liability classes accounted for at fair value, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

		Group
				Internal models based on
31 December 2011		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
Balance sheet category		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	6,144	11	—	—	6,144	11	A
	Loans and advances to customers	—	—	6,687	12	—	—	6,687	12	A
	Debt securities	8,711	15	—	—	—	—	8,711	15	—
	Equity securities	349	1	—	—	—	—	349	1	—
Derivative assets	Exchange rate contracts	—	—	2,735	5	70	—	2,805	5	A
	Interest rate contracts	54	—	26,674	46	—	—	26,728	46	A & C
	Equity and credit contracts	407	—	657	2	171	—	1,235	2	B & D
	Commodity contracts	—	—	12	—	—	—	12	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	4,318	7	58	—	4,376	7	A
	Debt securities	—	—	328	1	301	1	629	1	A & B
Available-for-sale financial assets	Equity securities	36	—	10	—	—	—	46	—	B

Total assets at fair value		9,557	16	47,565	83	600	1	57,722	100

Liabilities
Trading liabilities	Deposits by banks	—	—	14,508	24	—	—	14,508	24	A
	Deposits by customers	—	—	10,482	17	—	—	10,482	17	A
	Short positions	755	1	—	—	—	—	755	1	—
Derivative liabilities	Exchange rate contracts	—	—	1,391	2	—	—	1,391	2	A
	Interest rate contracts	41	—	25,107	41	—	—	25,148	41	A & C
	Equity and credit contracts	1,240	—	88	4	73	—	1,401	4	B
	Commodity contracts	—	—	11	—	—	—	11	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	6,696	11	141	—	6,837	11	A

Total liabilities at fair value		2,036	1	58,283	99	214	—	60,533	100

		Group
				Internal models based on
31 December 2010		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
Balance sheet category		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	8,281	12	—	—	8,281	12	A
	Loans and advances to customers	—	—	8,659	13	—	—	8,659	13	A
	Debt securities	17,821	27	—	—	—	—	17,821	27	—
	Equity securities	699	1	1	—	—	—	700	1	B
Derivative assets	Exchange rate contracts	—	—	3,474	5	61	—	3,535	5	A
	Interest rate contracts	3	—	18,681	28	—	—	18,684	28	A & C
	Equity and credit contracts	741	1	1,247	2	170	—	2,158	3	B & D
Financial assets at FVTPL	Loans and advances to banks	—	—	11	—	—	—	11	—	A
	Loans and advances to customers	—	—	5,418	8	50	—	5,468	8	A
	Debt securities	—	—	989	2	309	1	1,298	3	A & B
Available-for-sale financial assets	Debt securities	125	—	—	—	—	—	125	—	—
	Equity securities	26	—	24	—	—	—	50	—	B

Total assets at fair value		19,415	29	46,785	70	590	1	66,790	100

Liabilities
Trading liabilities	Deposits by banks	—	—	25,738	37	—	—	25,738	37	A
	Deposits by customers	—	—	15,971	23	—	—	15,971	23	A
	Short positions	1,118	2	—	—	—	—	1,118	2	—
Derivative liabilities	Exchange rate contracts	—	—	1,056	2	—	—	1,056	2	A
	Interest rate contracts	10	—	18,344	27	—	—	18,354	27	A & C
	Equity and credit contracts	145	—	2,748	4	102	—	2,995	4	B
Financial liabilities at FVTPL	Deposits by customers	—	—	5	—	—	—	5	—	A
	Debt securities in issue	—	—	3,545	5	137	—	3,682	5	A

Total liabilities at fair value		1,273	2	67,407	98	239	—	68,919	100

Santander UK plc 2011 Annual Report	257

Financial Statements

Notes to the Financial Statements continued

		Company
				Internal models based on
31 December 2011		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
Balance sheet category		£m	%	£m	%	£m	%	£m	%
Assets
Derivative assets	Exchange rate contracts	—	—	1,310	21	—	—	1,310	21	A
	Interest rate contracts	—	—	4,671	77	—	—	4,671	77	A & C
	Equity and credit contracts	—	—	20	—	—	—	20	—	B
Financial assets at FVTPL	Loans and advances to customers	—	—	45	1	—	—	45	1	A
Available-for-sale financial assets	Equity securities	25	1	9	—	—	—	34	1	B

Total assets at fair value		25	1	6,055	99	—	—	6,080	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	39	3	—	—	39	3	A
	Interest rate contracts	—	—	960	80	—	—	960	80	A & C
	Equity and credit contracts	—	—	208	17	—	—	208	17	B
Financial liabilities at FVTPL	Debt securities in issue	—	—	1	—	—	—	1	—	A

Total liabilities at fair value		—	—	1,208	100	—	—	1,208	100

		Company
				Internal models based on
31 December 2010		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
Balance sheet category		£m	%	£m	%	£m	%	£m	%
Assets
Derivative assets	Exchange rate contracts	—	—	1,002	12	—	—	1,002	12	A
	Interest rate contracts	—	—	1,955	24	—	—	1,955	24	A & C
	Equity and credit contracts	—	—	37	—	—	—	37	—	B
Financial assets at FVTPL	Loans and advances to banks	—	—	55	1	—	—	55	1	A
	Loans and advances to customers	—	—	44	1	—	—	44	1	A
	Debt securities	—	—	5,027	62	—	—	5,027	62	A
Available-for-sale financial assets	Equity securities	14	—	24	—	—	—	38	—	B

Total assets at fair value		14	—	8,144	100	—	—	8,158	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	31	3	—	—	31	3	A
	Interest rate contracts	—	—	870	77	—	—	870	77	A & C
	Equity and credit contracts	—	—	198	18	—	—	198	18	B
Financial liabilities at FVTPL	Deposits by customers	—	—	5	—	—	—	5	—	A
	Debt securities in issue	—	—	25	2	—	—	25	2	A

Total liabilities at fair value		—	—	1,129	100	—	—	1,129	100

258	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

The following tables present the fair values at 31 December 2011 and 2010 of the above financial assets and liabilities by product, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of products represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

	Group
			Internal models based on
31 December 2011	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
Product	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	2,943	5	—	—	—	—	2,943	5
Asset-backed securities	—	—	328	1	301	1	629	2
Floating rate notes	5,768	10	—	—	—	—	5,768	10
Other debt securities	—	—	—	—	58	—	58	—
UK Social housing association loans	—	—	4,318	7	—	—	4,318	7
Term deposits and money market instruments	—	—	12,831	22	—	—	12,831	22
Exchange rate derivatives	—	—	2,735	5	70	—	2,805	5
Interest rate derivatives	54	—	26,674	46	—	—	26,728	46
Equity & credit derivatives	407	—	657	2	171	—	1,235	2
Commodity derivatives	—	—	12	—	—	—	12	—
Ordinary shares and similar securities	385	1	10	—	—	—	395	1

	9,557	16	47,565	83	600	1	57,722	100

Liabilities
Exchange rate derivatives	—	—	1,391	2	—	—	1,391	2
Interest rate derivatives	41	—	25,107	41	—	—	25,148	41
Equity & credit derivatives	1,240	—	88	4	73	—	1,401	4
Commodity derivatives	—	—	11	—	—	—	11	—
Deposits and debt securities in issue	755	1	31,686	52	—	—	32,441	53
Debt securities in issue	—	—	—	—	141	—	141	—

	2,036	1	58,283	99	214	—	60,533	100

	Group
			Internal models based on
31 December 2010	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
Product	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	6,755	10	—	—	—	—	6,755	10
Asset-backed securities	—	—	989	2	309	1	1,298	3
Floating rate notes	10,901	16	—	—	—	—	10,901	16
Other debt securities	290	1	—	—	50	—	340	1
UK Social housing association loans	—	—	5,418	8	—	—	5,418	8
Term deposits and money market instruments	—	—	16,951	25	—	—	16,951	25
Exchange rate derivatives	—	—	3,474	5	61	—	3,535	5
Interest rate derivatives	3	—	18,681	28	—	—	18,684	28
Equity & credit derivatives	741	1	1,247	2	170	—	2,158	3
Ordinary shares and similar securities	725	1	25	—	—	—	750	1

	19,415	29	46,785	70	590	1	66,790	100

Liabilities
Exchange rate derivatives	—	—	1,056	2	—	—	1,056	2
Interest rate derivatives	10	—	18,344	27	—	—	18,354	27
Equity & credit derivatives	145	—	2,748	4	102	—	2,995	4
Deposits and debt securities in issue	1,118	2	45,259	65	—	—	46,377	67
Debt securities in issue	—	—	—	—	137	—	137	—

	1,273	2	67,407	98	239	—	68,919	100

	Company
			Internal models based on
31 December 2011	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
Product	£m	%	£m	%	£m	%	£m	%
Assets
UK Social housing association loans	—	—	45	1	—	—	45	1
Exchange rate derivatives	—	—	1,310	22	—	—	1,310	22
Interest rate derivatives	—	—	4,671	77	—	—	4,671	77
Equity & credit derivatives	—	—	20	—	—	—	20	—
Ordinary shares and similar securities	25	—	9	—	—	—	34	—

	25	—	6,055	100	—	—	6,080	100

Liabilities
Exchange rate derivatives	—	—	39	3	—	—	39	3
Interest rate derivatives	—	—	960	80	—	—	960	80
Equity & credit derivatives	—	—	208	17	—	—	208	17
Deposits and debt securities in issue	—	—	1	—	—	—	1	—

	—	—	1,208	100	—	—	1,208	100

Santander UK plc 2011 Annual Report	259

Financial Statements

Notes to the Financial Statements continued

	Company
			Internal models based on
31 December 2010	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
Product	£m	%	£m	%	£m	%	£m	%
Assets
Asset-backed securities	—	—	5,027	62	—	—	5,027	62
UK Social housing association loans	—	—	44	1	—	—	44	1
Term deposits and money market instruments	—	—	55	1	—	—	55	1
Exchange rate derivatives	—	—	1,002	12	—	—	1,002	12
Interest rate derivatives	—	—	1,955	24	—	—	1,955	24
Equity & credit derivatives	—	—	37	—	—	—	37	—
Ordinary shares and similar securities	14	—	24	—	—	—	38	—

	14	—	8,144	100	—	—	8,158	100

Liabilities
Exchange rate derivatives	—	—	31	3	—	—	31	3
Interest rate derivatives	—	—	870	77	—	—	870	77
Equity & credit derivatives	—	—	198	18	—	—	198	18
Deposits and debt securities in issue	—	—	30	2	—	—	30	2

	—	—	1,129	100	—	—	1,129	100

d) Valuation techniques

The main valuation techniques employed in the Group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2011 and 2010 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2011, 2010 and 2009.

A

In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices as appropriate. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments. The forward commodity prices are generally observable market data.

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

260	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

e) Fair value adjustments

The internal models incorporate assumptions that the Group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Group considers that there are additional factors that would be considered by a market participant in the determination of fair value of the instrument that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.

The Group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Markets. The magnitude and types of fair value adjustment adopted by Markets are listed in the following table:

	2011 £m	2010 £m
Risk-related:
- Bid-offer and trade specific adjustments	71	62
- Uncertainty	47	49
- Credit risk adjustment	70	15

	188	126

Model-related:
- Model limitation	23	25
Day One profits	—	—

	211	151

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

As bid-offer spreads vary by maturity and risk type to reflect different spreads in the market, for positions where there is no observable quote, a trade specific adjustment is further made. This is to reflect widened spreads in comparison to proxies due to reduced liquidity or observability. Trade specific adjustments can also be made to incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds or on exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.

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

Santander UK plc 2011 Annual Report	261

Financial Statements

Notes to the Financial Statements continued

(iii) Credit risk adjustment

The Group adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and the Group may not receive the full market value of the transactions. The Group calculates a separate credit risk adjustment for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. The Group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. The net counterparty exposure (i.e. counterparty positions netted by offsetting transactions and both cash and securities collateral) is then assessed for counterparty creditworthiness. The Group has only a limited exposure to monolines, consisting of exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures, as described in Note 23. The description below relates to the credit risk adjustment taken against counterparties other than monolines.

The Group calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default (i.e. the loss given default (‘LGD’)). The timing of the expected losses is reflected by using a discount factor. The calculation is performed over the life of the potential exposure i.e. the credit risk adjustment is measured as a lifetime expected loss.

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

The Group includes all third-party counterparties in the credit risk adjustment calculation and the Group does not net credit risk adjustments across Group entities. During 2011, the methodologies used to calculate the credit risk adjustment were refined in line with evolving market practice.

Wrong-way risk

Wrong-way risk arises when there is a strong correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction. Wrong-way risk can be seen in the following examples:

•	when the counterparty is resident and/or incorporated in an emerging market and seeks to sell a non-domestic currency in exchange for its home currency;

•	when the trade involves the purchase of an equity put option from a counterparty whose shares are the subject of the option;

•	the purchase of credit protection from a counterparty who is closely associated with the reference entity of the credit default swap or total return swap; and

•	the purchase of credit protection on an asset type which is highly concentrated in the exposure of the counterparty selling the credit protection.

Exposure to ‘wrong way risk’ is limited via internal governance processes and deal pricing. The Group considers that an appropriate adjustment to reflect wrong way risk is currently nil (2010: nil).

262	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs, in accordance with IAS 39. Day One profits adjustments are amounts that have yet to be recognised in the income statement, which represent the difference between a transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition), less amounts subsequently recognised. Day One profits adjustments are calculated and reported on a portfolio basis. At 31 December 2011 and 2010, the Day One profits adjustments were less than £1m.

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

The factors that are considered in this regard include:

•	the extent to which prices may be expected to represent genuine traded or tradeable prices;

•	the degree of similarity between financial instruments;

•	the degree of consistency between different sources;

•	the process followed by the pricing provider to derive the data;

•	the elapsed time between the date to which the market data relates and the balance sheet date; and

•	the manner in which the data was sourced.

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

Internal valuation model review

Models provide a logical framework for the capture and processing of necessary valuation inputs. For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of:

•	the logic within valuation models;

•	the inputs to those models;

•	any adjustments required outside the valuation models; and

•	where possible, model outputs.

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

The independent valuation process applies fair value adjustments in line with the Group’s established documented policies. The results of the independent validation process are reported to, and considered monthly by Risk Fora. Each Risk Forum is composed of representatives from several independent support functions (Product Control, Market Risk, QRG and Finance) in addition to senior management and the front office. The members of each Risk Forum consider the appropriateness and adequacy of the fair value adjustments and the effectiveness of valuation models. Changes to the fair value adjustments methodologies are considered by the Risk Fora and signed off by the Head of Wholesale Risk. The Risk Fora are overseen by the Wholesale Risk Oversight and Control Forum and Risk Committee.

Santander UK plc 2011 Annual Report	263

Financial Statements

Notes to the Financial Statements continued

g) Internal models based on observable market data (Level 2)

During 2011, 2010 and 2009, there were no transfers between Level 1 and Level 2 financial instruments.

1. Trading Assets

Loans and advances to banks and loans and advances to customers - securities purchased under resale agreements

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

Loans and advances to banks and loans and advances to customers - other

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

3. Financial assets at fair value through profit or loss (‘FVTPL’)

Loans and advances to customers

These instruments consist of loans secured on residential property to housing associations. The fair value of these social housing loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads observable in the social housing bond data. Observable market data include current market spreads for new accepted mandates and bids for comparable loans and are used to support or challenge the benchmark level. This provides a range of reasonably possible estimates of fair value. As the inputs used in the valuation are based on market observable data, these loans are classified within level 2 of the valuation hierarchy.

Certain loans and advances to customers which represent a portfolio of roll-up mortgages contain significant unobservable inputs and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.

Debt securities

These instruments consist of holdings of asset-backed securities. A significant portion of these securities are priced using the ‘present value’ models, based on observable market data e.g. LIBOR, credit spreads. Where there are quoted prices for these instruments, the model value is checked against the quoted prices for reference purposes, but is not used as the fair value as the market for these instruments are lacking in liquidity and depth. As the inputs used in the valuation are based on observable market data, these debt securities are classified within level 2 of the valuation hierarchy.

Certain debt securities which represent reversionary property securities and securities issued by Santander entities contain significant unobservable inputs, and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.

4. Available-for-sale financial assets – Equity securities

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

264	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. As the inputs used in the valuation are based on observable market data, these equity securities are classified within level 2 of the valuation hierarchy.

5. Trading liabilities

Deposits by banks and deposits by customers - securities sold under repurchase agreements

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

Deposits by banks and deposits by customers - other

These instruments consist of certain term and time deposits which tend to be short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets - loans and advances to banks and loans and advances to customers discussed above. As the inputs used in the valuation are based on observable market data, these deposits are classified within level 2 of the valuation hierarchy.

6. Financial liabilities at FVTPL

Debt securities in issue

These instruments include commercial paper, medium term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL - debt securities discussed above. As the inputs used in the valuation are based on observable market data, these debt securities are classified within level 2 of the valuation hierarchy.

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

h) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
Balance sheet line item	Category	Financial instrument product type	2011 £m	2010 £m	2011 £m	2010 £m	2009 £m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	70	61	6	42	14
2. Derivative assets	Equity and credit contracts	Reversionary property interests	78	67	15	(6)	(4)
3. Derivative assets	Credit contracts	Credit default swaps	16	38	1	—	—
4. Derivative assets	Equity contracts	Options and forwards	77	65	(7)	(8)	(5)
5. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	58	50	8	5	(36)
6. FVTPL	Debt securities	Reversionary property securities	250	240	37	2	(4)
7. FVTPL	Debt securities	Mortgage-backed securities	51	69	(8)	53	62
8. Derivative liabilities	Equity contracts	Options and forwards	(73)	(102)	(3)	99	(82)
9. FVTPL	Debt securities in issue	Non-vanilla debt securities	(141)	(137)	(6)	(42)	(23)

Total net assets(1)			386	351	—	—	—

Total income/(expense)			—	—	43	145	(78)

(1)	The Group’s holdings of property unit trusts and collateralised synthetic obligations previously included in the disclosures above are no longer significant.

Valuation technique

1. Derivative assets - Exchange rate contracts

These cross currency swaps are used to hedge the foreign currency risks arising from the power reverse dual currency (‘PRDC’) notes issued by the Group, as described in Instrument 9 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market.

Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable.

Santander UK plc 2011 Annual Report	265

Financial Statements

Notes to the Financial Statements continued

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

2. Derivative assets - Equity and credit contracts

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

266	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

3. Derivative assets - Equity and credit contracts

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

4. Derivative assets - Equity contracts

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

HPI Spot Rate

The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 2 above, as the underlying of these derivatives is the UK national HPI spot rate.

HPI Forward Growth Rate

The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 2 above.

HPI Volatility

Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons.

5. FVTPL – Loans and advances to customers

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

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 2 above. The other parameters do not have a significant effect on the value of the instruments.

Santander UK plc 2011 Annual Report	267

Financial Statements

Notes to the Financial Statements continued

6. FVTPL – Debt securities

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

An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 2 above.

7. FVTPL – Debt securities

These securities consist of residential mortgage-backed securities issued by Santander entities. Each instrument is valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than insignificant difference between the two sources. The significant unobservable input is the adjustment to the credit spread embedded in the pricing consensus quotes.

8. Derivative liabilities - Equity contracts

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

The significant unobservable inputs for the valuation of these financial instruments are the long dated FX volatility and the correlation between the underlying assets and are the same as Instrument 1.

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2011	231	359	590	(102)	(137)	(239)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	15	37	52	(3)	(6)	(9)
- Foreign exchange and other movements	4	(2)	2	—	(7)	(7)
Purchases	27	—	27	(6)	—	(6)
Sales	(23)	(27)	(50)	—	—	—
Settlements	(13)	(8)	(21)	38	9	47

At 31 December 2011	241	359	600	(73)	(141)	(214)

Total gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	19	35	54	(3)	(13)	(16)

268	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2010	194	1,694	1,888	(260)	(109)	(369)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	28	60	88	99	(42)	57
- Foreign exchange and other movements	(16)	3	(13)	—	10	10
Purchases	38	—	38	—	—	—
Sales	—	(1,239)	(1,239)	—	—	—
Settlements	(13)	(159)	(172)	59	4	63

At 31 December 2010	231	359	590	(102)	(137)	(239)

Total gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	12	63	75	99	(32)	67

(1)	The Group’s holdings of property unit trusts and collateralised synthetic obligations previously included in the disclosures above are no longer significant.

Financial instrument assets and liabilities at 31 December 2011

Financial instrument assets valued using internal models based on information other than market data were 1% (2010: 1%) of total assets measured at fair value and 0.2% (2010: 0.2%) of total assets at 31 December 2011.

Derivative assets increased in 2011 principally due to purchases, partially offset by sales. Assets designated at fair value through profit or loss were unchanged in 2011 as increases due to fair value movements were offset by sales and settlements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.3% (2010: 0.3%) of total liabilities measured at fair value and 0.1% (2010: 0.1%) of total liabilities at 31 December 2011.

Derivative liabilities decreased in 2011 due to settlements. Liabilities designated at fair value through profit or loss were broadly unchanged in 2011 as increases due to fair value and foreign exchange movements were mostly offset by settlements.

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

Gains and losses for the year ended 31 December 2011

Gains of £19m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index, and favourable movements in foreign exchange rates. Gains of £35m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the reversionary property securities arising from a continued low interest rate environment, changes in the HPI index and a maturing portfolio.

Losses of £3m in respect of derivative liabilities principally reflected changes in credit spreads and the HPI Index. Losses of £13m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange and interest rates. They are fully matched with derivatives.

Gains and losses for the year ended 31 December 2010

Gains of £12m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index offset by unfavourable movements in foreign exchange rates. Gains of £63m in respect of assets designated at fair value through profit or loss principally reflected the smaller mark-to-market volatility on a reduced portfolio of asset-backed and mortgage-backed securities held during the year.

Gains of £99m in respect of derivative liabilities principally reflected changes in credit spreads, the HPI Index and foreign exchange rates. Losses of £32m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange and interest rates. They are fully matched with derivatives.

Santander UK plc 2011 Annual Report	269

Financial Statements

Notes to the Financial Statements continued

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

At 31 December 2011

					Reflected in income statement
Balance sheet note line item and product	Fair value	Assumptions	Shift		Favourable changes	Unfavourable changes
	£m				£m	£m
2. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	78	HPI Forward growth rate HPI Spot rate Mortality rate	1 10 2 yrs	% %	11 8 —	(11 (8 —	) )
3. Derivative assets – Equity and credit contracts: – Credit default swaps	16	Probability of default	20%		3	(3)
4. Derivative assets – Equity and credit contracts: – Options and forwards	77	HPI Forward growth rate HPI Spot rate HPI Volatility	1 10 1	% % %	7 4 1	(7 (3 (1	) ) )
5. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	58	HPI Forward growth rate	1%		2	(2)
6. FVTPL – Debt securities: – Reversionary property securities	250	HPI Forward growth rate HPI Spot rate Mortality rate	1 10 2 yrs	% %	20 23 1	(20 (23 (1	) ) )
7. FVTPL – Debt securities: – Mortgage-backed securities	51	Credit spread	10%		5	(5)
8. Derivative liabilities - Equity and credit contracts: – Options and forwards	(73)	HPI Forward growth rate HPI Spot rate HPI Volatility	1 10 1	% % %	4 13 2	(4 (17 (2	) ) )

At 31 December 2010

					Reflected in income statement
Balance sheet note line item and product	Fair value	Assumptions	Shift		Favourable changes	Unfavourable changes
	£m				£m	£m
2. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	67	HPI Forward growth rate HPI Spot rate Mortality rate	1 10 2 yrs	% %	10 7 1	(10 (7 (1	) ) )
3. Derivative assets – Equity and credit contracts: – Credit default swaps	38	Probability of default	20%		12	(12)
4. Derivative assets – Equity and credit contracts: – Options and forwards	65	HPI Forward growth rate HPI Spot rate HPI Volatility	1 10 1	% % %	7 4 1	(7 (4 (1	) ) )
5. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	50	HPI Forward growth rate	1%		1	(1)
6. FVTPL – Debt securities: – Reversionary property securities	240	HPI Forward growth rate HPI Spot rate Mortality rate	1 10 2 yrs	% %	20 23 3	(20 (23 (3	) ) )
7. FVTPL – Debt securities: – Mortgage-backed securities	69	Credit spread	3%		3	(3)
8. Derivative liabilities - Equity and credit contracts: – Options and forwards	(102)	HPI Forward growth rate HPI Spot rate HPI Volatility	1 10 1	% % %	4 13 2	(4 (17 (2	) ) )

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 1), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

270	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

48. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the Group’s regulatory filings.

Capital management and capital allocation

Santander UK plc and its subsidiaries are a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the FSA (as a UK authorised bank) and the Bank of Spain (as a member of the Santander group). As an FSA-regulated entity, Santander UK is expected to satisfy the FSA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the FSA that it can withstand liquidity and capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the FSA exercises oversight through its rules and regulations on the Santander UK Board and senior management appointments.

The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Chief Executive Officer and from her to specific individuals who are members of the Group’s Strategic Risk and Financial Management (‘SRFM’) Committee and supported by the Asset and Liability Management Committee (‘ALCO’).

SFRM and ALCO adopt a centralised capital management approach that is driven by the Group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Group operates, the Group’s risk appetite, the management strategy for each of the Group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Group’s capital requirements. This approach is reviewed annually as part of the Group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).

The Group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly at ALCO. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) process. To support its capital and senior debt issuance programmes, the Group is rated on a stand alone basis from Banco Santander, S.A.

On an ongoing basis, and in accordance with the latest ICAAP review, the Group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process which generates the strategic 3 Year Plan. Alongside this plan, the Group develops a series of macro economic scenarios to stress test its capital requirements and confirm that it has adequate regulatory capital resources to meet its projected and stressed regulatory capital requirement and to meet its obligations as they fall due. Internally assigned buffers augment the various regulatory minimum capital criteria. Buffers are held in order to ensure there is sufficient time for management actions to be implemented against unexpected movements.

Decisions on the allocation of capital resources are conducted as part of the Group’s strategic three year planning process based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received.

This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Group’s capital needs.

Capital adequacy

The Group manages its capital on a Basel II basis. During the years ended 31 December 2011 and 2010, the Group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Santander UK plc 2011 Annual Report	271

Financial Statements

Notes to the Financial Statements continued

Group Capital

	2011 £m	2010 £m
Core Tier 1 capital	11,477	11,128
Deductions from Core Tier 1 capital	(2,616)	(2,632)

Total Core Tier 1 capital after deductions	8,861	8,496
Other Tier 1 capital	2,637	2,394

Total Tier 1 capital after deductions	11,498	10,890

Tier 2 capital	4,997	4,731
Deductions from Tier 2 capital	(508)	(453)

Total Tier 2 capital after deductions	4,489	4,278

Total Capital Resources	15,987	15,168

Tier 1 includes audited profits for the years ended 31 December 2011 and 2010 respectively after adjustment to comply with UK Financial Services Authority rules. Tier 1 deductions primarily relate to goodwill and expected losses. In addition, the Group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset. The expected losses deduction represents the difference between expected loss calculated in accordance with the Group’s Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. The Group’s accounting policy for impairment loss allowances is set out in Note 1. Expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date. Tier 2 deductions also represent expected losses and securitisation positions described above.

During 2011, Core Tier 1 capital increased by £365m to £8,861m (2010: £8,496m). This increase was largely due to audited profits attributable to shareholders of the company for the year amounting to £903m, net of dividends declared of £482m. During 2011, Tier 2 increased by £211m to £4,489m (2010: £4,278m). This increase was largely due to an increase in the fair value of subordinated debt.

49. EVENTS AFTER THE BALANCE SHEET DATE

None.

50. CONSOLIDATING FINANCIAL INFORMATION

Abbey National Treasury Services plc (‘ANTS plc’) is a wholly-owned subsidiary of the Company and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the US Securities and Exchange Commission (the ‘Registration Statement’). Santander UK plc, as guarantor, and ANTS plc, as issuer, have a shelf registration statement on file with the US Securities and Exchange Commission in relation to issuances of SEC-registered debt securities. The Company has fully and unconditionally guaranteed the obligations of ANTS plc that have been, or will be incurred before 31 July 2012: this guarantee includes all securities issued by ANTS plc pursuant to the Registration Statement.

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

Under IAS 27, the Company and ANTS plc account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase/(decrease) the results for the year of the Company and ANTS plc in the information below by £(2,250)m and £(58)m, respectively (2010: £153m and £(210)m, 2009: £443m and £(178)m). The net assets of the Company and ANTS plc in the information below would also be increased by £(1,585)m and £50m, respectively (2010: £665m and £108m).

272	Santander UK plc 2011 Annual Report

Financial Statements

Notes to the Financial Statements continued

a) Income statements

For the year ended 31 December 2011	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	2,149	499	1,197	(15)	3,830
Fee, commission, net trading, and other income/(expense)	4,101	393	(2,677)	(462)	1,355

Total operating income	6,250	892	(1,480)	(477)	5,185
Administration expenses	(1,515)	(229)	(258)	7	(1,995)
Depreciation, amortisation and impairment	(307)	(7)	(131)	(2)	(447)
Impairment losses and provisions	(1,096)	(74)	(240)	(72)	(1,482)

Profit/(loss) before tax	3,332	582	(2,109)	(544)	1,261
Taxation charge	(179)	(180)	(34)	35	(358)

Profit/(loss) for the year	3,153	402	(2,143)	(509)	903

For the year ended 31 December 2010	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	1,794	359	1,673	(12)	3,814
Fee, commission, net trading, and other income/(expense)	2,047	719	(188)	(1,358)	1,220

Total operating income	3,841	1,078	1,485	(1,370)	5,034
Administration expenses	(1,368)	(195)	(280)	50	(1,793)
Depreciation, amortisation and impairment	(185)	(6)	(82)	(2)	(275)
Impairment losses and provisions	(650)	(69)	(103)	(19)	(841)

Profit before tax	1,638	808	1,020	(1,341)	2,125
Taxation charge	(247)	(138)	(80)	(77)	(542)

Profit for the year	1,391	670	940	(1,418)	1,583

For the year ended 31 December 2009	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	1,985	41	1,396	(10)	3,412
Fee, commission, net trading, and other income	963	720	138	(537)	1,284

Total operating income	2,948	761	1,534	(547)	4,696
Administration expenses	(1,136)	(144)	(547)	(21)	(1,848)
Depreciation, amortisation and impairment	(132)	(3)	(129)	4	(260)
Impairment losses and provisions	(645)	(30)	(650)	427	(898)

Profit before tax	1,035	584	208	(137)	1,690
Taxation (charge)/credit	(288)	(29)	63	(191)	(445)

Profit for the year	747	555	271	(328)	1,245

b) Balance sheets

At 31 December 2011	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	18,958	7,013	9	—	25,980
Trading assets	—	21,564	327	—	21,891
Derivative financial instruments	6,001	33,242	2,648	(11,111)	30,780
Financial assets designated at fair value	45	4,710	250	—	5,005
Loans and advances to banks	90,716	113,211	70,653	(270,093)	4,487
Loans and advances to customers	181,972	38,926	37,222	(57,051)	201,069
Available-for-sale securities	34	—	12	—	46
Loans and receivables securities	5,202	278	1,938	(5,647)	1,771
Macro hedge of interest rate risk	32	1,141	73	(25)	1,221
Investment in subsidiary undertakings	6,995	2,187	1,456	(10,638)	—
Intangible assets	1,458	3	71	610	2,142
Property, plant and equipment	1,182	5	314	95	1,596
Current tax assets	154	—	6	(160)	—
Deferred tax assets	275	17	91	(126)	257
Retirement benefit assets	237	—	4	—	241
Other assets	965	43	80	—	1,088

Total assets	314,226	222,340	115,154	(354,146)	297,574

Deposits by banks	112,278	114,018	31,293	(245,963)	11,626
Deposits by customers	175,067	12,276	43,559	(82,560)	148,342
Derivative financial instruments	1,207	35,417	3,689	(11,133)	29,180
Trading liabilities	—	25,745	—	—	25,745
Financial liabilities designated at fair value	1	6,780	56	—	6,837
Debt securities in issue	1,609	23,906	30,151	(3,015)	52,651
Subordinated liabilities	6,564	—	1,411	(1,476)	6,499
Other liabilities	2,121	137	279	34	2,571
Provisions	912	20	33	5	970
Current tax liabilities	—	384	47	(160)	271
Deferred tax liabilities	—	—	141	(141)	—
Retirement benefit obligations	216	—	—	—	216

Total liabilities	299,975	218,683	110,659	(344,409)	284,908

Total shareholders’ equity	14,251	3,657	4,495	(9,737)	12,666

Total liabilities and equity	314,226	222,340	115,154	(354,146)	297,574

Santander UK plc 2011 Annual Report	273

Financial Statements

Notes to the Financial Statements continued

At 31 December 2010	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	21,408	5,088	6	—	26,502
Trading assets	—	35,110	351	—	35,461
Derivative financial instruments	2,994	23,277	3,154	(5,048)	24,377
Financial assets designated at fair value	5,126	6,468	241	(5,058)	6,777
Loans and advances to banks	115,957	146,398	67,310	(325,813)	3,852
Loans and advances to customers	179,223	34,935	31,728	(50,754)	195,132
Available-for-sale securities	38	—	137	—	175
Loans and receivables securities	5,378	626	1,685	(4,079)	3,610
Macro hedge of interest rate risk	114	908	101	(32)	1,091
Investment in subsidiary undertakings	6,869	2,187	1,609	(10,665)	—
Intangible assets	1,407	26	135	610	2,178
Property, plant and equipment	1,204	22	380	99	1,705
Current tax assets	212	40	24	1	277
Deferred tax assets	379	25	139	23	566
Other assets	1,006	65	400	(314)	1,157

Total assets	341,315	255,175	107,400	(401,030)	302,860

Deposits by banks	146,240	136,701	30,389	(305,546)	7,784
Deposits by customers	170,579	13,989	39,593	(71,518)	152,643
Derivative financial instruments	1,099	25,043	1,397	(5,134)	22,405
Trading liabilities	—	42,827	—	—	42,827
Financial liabilities designated at fair value	30	3,595	62	—	3,687
Debt securities in issue	3,177	29,226	26,610	(7,230)	51,783
Subordinated liabilities	6,438	—	1,619	(1,685)	6,372
Other liabilities	1,796	182	337	(289)	2,026
Provisions	156	—	29	—	185
Current tax liabilities	14	357	121	—	492
Deferred tax liabilities	—	—	168	41	209
Retirement benefit obligations	177	—	(4)	—	173

Total liabilities	329,706	251,920	100,321	(391,361)	290,586

Total shareholders’ equity	11,609	3,255	7,079	(9,669)	12,274

Total liabilities and equity	341,315	255,175	107,400	(401,030)	302,860

c) Cash flow statements

For the year ended 31 December 2011	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow (used in)/from operating activities	(18,596)	(5,350)	(17,588)	34,482	(7,052)
Net cash flow (used in)/from investing activities	(335)	33	198	—	(104)
Net cash flow (used in)/from financing activities	(2,389)	(1,700)	9,100	(64)	4,947

Net (decrease)/increase in cash and cash equivalents	(21,320)	(7,017)	(8,290)	34,418	(2,209)
Cash and cash equivalents at beginning of the year	66,673	86,712	12,420	(120,305)	45,500
Effects of exchange rate changes on cash and cash equivalents	—	52	(397)	—	(345)

Cash and cash equivalents at end of the year	45,353	79,747	3,733	(85,887)	42,946

For the year ended 31 December 2010	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow from/(used in) operating activities	11,978	31,159	(62,368)	30,615	11,384
Net cash flow (used in)/from investing activities	(1,415)	(40)	131	—	(1,324)
Net cash flow from/(used in) financing activities	712	5,979	2,297	(53)	8,935

Net increase/(decrease) in cash and cash equivalents	11,275	37,098	(59,940)	30,562	18,995
Cash and cash equivalents at beginning of the year	55,398	49,327	72,506	(150,867)	26,364
Effects of exchange rate changes on cash and cash equivalents	—	287	(146)	—	141

Cash and cash equivalents at end of the year	66,673	86,712	12,420	(120,305)	45,500

For the year ended 31 December 2009	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow (used in)/from operating activities	(4,770)	12,150	46,722	(51,173)	2,929
Net cash flow (used in)/from investing activities	(232)	126	1,539	—	1,433
Net cash flow (used in)/from financing activities	(803)	—	(3,737)	(81)	(4,621)

Net (decrease)/increase in cash and cash equivalents	(5,805)	12,276	44,524	(51,254)	(259)
Cash and cash equivalents at beginning of the year	61,203	38,020	28,065	(99,613)	27,675
Effects of exchange rate changes on cash and cash equivalents	—	(969)	(83)	—	(1,052)

Cash and cash equivalents at end of the year	55,398	49,327	72,506	(150,867)	26,364

274	Santander UK plc 2011 Annual Report

Selected Financial Data

Selected Financial Data

The financial information set forth below for the years ended 31 December 2011, 2010 and 2009 and at 31 December 2011 and 2010 has been derived from the audited Consolidated Financial Statements of Santander UK plc (the ‘Company’) and its subsidiaries (together, the ‘Group’) prepared in accordance with IFRS included elsewhere in this Annual Report and Accounts. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2008 and 2007, and at 31 December 2009, 2008 and 2007, has been derived from the audited Consolidated Financial Statements of the Group for 2009, 2008 and 2007 not included in this Annual Report and Accounts. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006. The auditor’s report on the Consolidated Financial Statements for each of the five years ended 31 December 2011 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the Group for the years ended 31 December 2011, 2010, 2009, 2008 and 2007 were audited by Deloitte LLP.

BALANCE SHEETS

	2011(1) US$m	2011 £m	2010 £m	2009 £m	2008(2)(3) £m	2007 £m
Assets
Cash and balances at central banks	40,269	25,980	26,502	4,163	4,017	1,038
Trading assets	33,931	21,891	35,461	33,290	26,264	56,427
Derivative financial instruments	47,709	30,780	24,377	22,827	35,125	9,951
Financial assets designated at fair value	7,758	5,005	6,777	12,358	11,377	11,783
Loans and advances to banks	6,955	4,487	3,852	9,151	16,001	3,441
Loans and advances to customers	311,657	201,069	195,132	186,804	180,176	112,147
Available for sale securities	71	46	175	797	2,663	40
Loans and receivables securities	2,745	1,771	3,610	9,898	14,107	—
Macro hedge of interest rate risk	1,893	1,221	1,091	1,127	2,188	217
Intangible assets	3,320	2,142	2,178	1,446	1,347	90
Property, plant and equipment	2,474	1,596	1,705	1,250	1,202	2,692
Current tax assets	—	—	277	85	212	197
Deferred tax assets	398	257	566	946	1,274	665
Retirement benefit assets	374	241	—	—	—	—
Other assets	1,686	1,088	1,157	1,149	1,357	935

Total assets	461,240	297,574	302,860	285,291	297,310	199,623

Liabilities
Deposits by banks	18,020	11,626	7,784	5,811	14,488	7,923
Deposits by customers	229,931	148,342	152,643	143,893	130,245	69,650
Derivative financial instruments	45,229	29,180	22,405	18,963	27,810	9,931
Trading liabilities	39,905	25,745	42,827	46,152	40,738	54,916
Financial liabilities designated at fair value	10,597	6,837	3,687	4,423	5,673	7,538
Debt securities in issue	81,609	52,651	51,783	47,758	58,511	35,712
Subordinated liabilities	10,073	6,499	6,372	6,949	8,863	6,151
Macro hedge of interest rate risk	—	—	—	—	—	—
Other liabilities	3,985	2,571	2,026	2,323	2,342	2,337
Provisions	1,504	970	185	91	207	131
Current tax liabilities	420	271	492	300	518	369
Deferred tax liabilities	—	—	209	336	405	544
Retirement benefit obligations	335	216	173	1,070	813	979

Total liabilities	441,608	284,908	290,586	278,069	290,613	196,181

Share capital	6,198	3,999	3,999	2,709	1,148	148
Share premium account	8,711	5,620	5,620	1,857	3,121	1,857
Retained earnings	4,683	3,021	2,628	1,911	1,678	1,333
Other reserves	40	26	27	29	39	6

Total shareholders’ equity	19,632	12,666	12,274	6,506	5,986	3,344
Non-controlling interest	—	—	—	716	711	98

Total equity	19,632	12,666	12,274	7,222	6,697	3,442

Total liabilities and equity	461,240	297,574	302,860	285,291	297,310	199,623

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.55, the noon buying rate on 31 December 2011.
(2)

From 2008, issuances of commercial paper and certificates of deposit have been used to fund commercial banking operations. As a result, such issuances have been classified as debt securities in issue. In previous years, similar debt issuances were used to fund the Group’s trading operations and therefore were classified as trading liabilities.

(3)	The Transfer of Alliance & Leicester plc to the Group was accounted for with effect from 10 October 2008.

Santander UK plc 2011 Annual Report	275

Selected Financial Data

Selected Financial Data continued

INCOME STATEMENTS

	2011(1) US$m	2011 £m	2010 £m	2009 £m	2008(2) £m	2007 £m
Net interest income	5,937	3,830	3,814	3,412	1,772	1,499
Net fee and commission income	1,423	918	699	824	671	695
Net trading and other income	677	437	521	460	561	588

Total operating income	8,037	5,185	5,034	4,696	3,004	2,782

Administration expenses	(3,092)	(1,995)	(1,793)	(1,848)	(1,343)	(1,369)
Depreciation, amortisation and impairment	(693)	(447)	(275)	(260)	(202)	(205)

Total operating expenses, exc provisions and charges	(3,785)	(2,442)	(2,068)	(2,108)	(1,545)	(1,574)

Impairment losses on loans and advances	(876)	(565)	(712)	(842)	(348)	(344)
Provisions for other liabilities and charges	(1,421)	(917)	(129)	(56)	(17)	—

Total operating provisions and charges	(2,297)	(1,482)	(841)	(898)	(365)	(344)

Profit before tax	1,955	1,261	2,125	1,690	1,094	864
Taxation charge	(555)	(358)	(542)	(445)	(275)	(179)

Profit for the year	1,400	903	1,583	1,245	819	685

Attributable to:
Equity holders of the parent	1,400	903	1,544	1,190	811	685
Non-controlling interest	—	—	39	55	8	—

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.55, the noon buying rate on 31 December 2011.
(2)	The Transfer of Alliance & Leicester plc to the Group was accounted for with effect from 10 October 2008.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 9 March 2012 was US$1.57.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:
2011	1.67	1.54	1.60	1.55
2010	1.64	1.43	1.55	1.54
2009	1.70	1.37	1.57	1.62
2008	2.03	1.44	1.85	1.46
2007	2.11	1.92	2.00	1.98
Months ended:
March 2012(2)	1.60	1.57	1.58	1.57
February 2012	1.60	1.57	1.58	1.60
January 2012	1.58	1.53	1.55	1.58
December 2011	1.57	1.54	1.56	1.55
November 2011	1.61	1.55	1.58	1.57
October 2011	1.61	1.54	1.57	1.61
September 2011	1.62	1.54	1.58	1.56

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
(2)	With respect to March 2012 for the period from 1 March to 9 March.

276	Santander UK plc 2011 Annual Report

Selected Financial Data

Selected Financial Data continued

SELECTED STATISTICAL INFORMATION

	2011%	2010%	2009%	2008(1) %	2007%
Profitability ratios:
Return on assets (2)	0.29	0.54	0.43	0.37	0.34
Return on ordinary shareholders’ funds(3)	7.24	17.09	19.24	20.45	22.08
Return on average tangible common equity(4)	16	23	29	—	—
Commercial Banking margin(5)	1.85	2.06	1.76	1.33	1.40
Trading cost-to-income ratio(6)	44	41	42	50	50
Dividend payout ratio(7)	47	49	40	55	54
Non performing loans ratio(8)	1.93	1.84	1.90	—	—
Loan-to-deposit ratio(9)	138	132	132	—	—
Capital ratios:
Equity to assets ratio(10)	4.04	3.13	2.26	1.83	1.52
Core Tier 1 capital(11)	11.4	11.5	6.8	6.2	5.4
Tier 1 capital(11)	14.8	14.8	9.5	8.5	7.3
Ratio of earnings to fixed charges:(12)
- Excluding interest on retail deposits	217	363	202	137	133
- Including interest on retail deposits	133	166	143	118	116

(1)	The Transfer of Alliance & Leicester plc to the Group was accounted for with effect from 10 October 2008.
(2)	Profit after tax divided by average total assets.
(3)	Profit after tax divided by average ordinary shareholders’ funds.
(4)

Return on average tangible common equity (‘ROTE’) is defined as the trading profit after taxation divided by average tangible common equity (average shareholders’ equity less preference shares and goodwill). During 2011, the strategic objectives and key performance indicators for the Group for the medium term were set. ROTE was introduced as a key performance indicator at that time. Management reviews ROTE in order to measure the overall profitability of the Group and believes that presentation of this financial measure provides useful information to investors regarding the Group’s results of operations. A reconciliation between ROTE and Return on ordinary shareholders’ funds is as follows:

	2011 £m	2010 £m	2009 £m
Profit after tax	903	1,583	1,245
Non-trading adjustments (post tax)	628	38	164

Trading profit after tax	1,531	1,621	1,409

Average total equity	12,464	9,591	7,185
Average non-controlling interests	—	(326)	(714)

Average ordinary shareholders’ funds	12,464	9,265	6,471
Average preference shares	(894)	(669)	(297)
Average goodwill	(1,889)	(1,401)	(1,261)

Average tangible common equity	9,681	7,195	4,913

Return on ordinary shareholders’ funds	7.24	17.09	19.24
Return on average tangible common equity	16	23	29

(5)

Commercial Banking margin is defined as trading net interest income (adjusted to remove net interest income from the Treasury asset portfolio) divided by average commercial assets (mortgages, unsecured personal loans, corporate loans and overdrafts).

(6)

The trading cost-to-income ratio is defined as total trading expenses divided by total trading income. The Company’s board of directors reviews discrete financial information for each of its segments that includes measures of operating results, assets and liabilities, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments. See Note 2 to the Consolidated Financial Statements.

(7)	Ordinary equity dividends declared divided by profit after tax.
(8)	Non performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(9)	The loan-to-deposit ratio is defined as customer assets divided by customer liabilities.
(10)	Average ordinary shareholders’ funds divided by average total assets.
(11)	From 1 January 2008, the Group has managed its capital requirements on a Basel II basis, as described in Note 48 to the Consolidated Financial Statements. 2007 is presented on a Basel I basis.
(12)

For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

Santander UK plc 2011 Annual Report	277

Shareholder Information

Risk Factors

An investment in Santander UK plc (the ‘Company’) and its subsidiaries (together, the ‘Group’) involves a number of risks, the material ones of which are set forth below.

The Group’s operating results, financial condition and prospects may be materially impacted by economic conditions in the UK

The Group’s business activities are concentrated in the UK and on the offering of mortgage and savings-related products and services. As a consequence, the Group’s operating results, financial condition and prospects are significantly affected by economic conditions in the UK generally, and by the UK property market in particular.

In 2008 and 2009, the UK property market suffered a significant correction as a consequence of housing demand being constrained by a combination of rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility. Although the UK economy began to grow again in 2009 after the recession that followed the financial crisis, the ongoing sovereign debt crisis throughout the eurozone, elevated unemployment rates and high inflation (which hit real average earnings growth and consequently consumer spending) led to slower growth in 2011 of 0.9%. GDP fell by 0.2% in the final quarter of 2011 which raised the prospect of a renewed economic downturn in the UK. The Bank of England has held the base rate at a record low of 0.5% since March 2009, and announced a further quantitative easing programme in October 2011 and an extension to this in February 2012 in an effort to support economic activity. Consumer price inflation peaked at 5.2% in September 2011 falling to 3.6% in January 2012.

Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK or global economic conditions could reduce the recoverability and value of the Group’s assets and require an increase in the Group’s level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for the Group’s products and services could negatively impact Santander UK’s business and financial condition.UK economic conditions and uncertainties may have an adverse effect on the quality of the Group’s loan portfolio and may result in a rise in delinquency and default rates. The Group recorded impairment loss allowances on loans and advances to customers of £1,563m, £1,655m and £1,299m at 31 December 2011, 2010 and 2009, respectively. There can be no assurance that the Group will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. Any increases in the Group’s provisions for loan losses and write-offs/charge-offs could have a material adverse effect on the Group’s operating results, financial condition and prospects.

As in several other economies, the UK Government has taken measures to address the exceptionally high level of national debt, including tax increases and public spending cuts. Political involvement in the regulatory process and in the major financial institutions in which the UK Government has a direct financial interest is set to continue. UK Government demands for financial institutions to increase lending to support the economic recovery will increase competition for deposits, potentially narrowing margins.

The combination of slow economic recovery, UK Government intervention and competition for deposits will maintain the pressure on the Group’s retail business model. Although both the Office for Budget Responsibility and the Bank of England expect stronger economic growth in 2013 than in 2012, credit quality could be adversely affected by a further increase in unemployment. These negative conditions in the UK, together with any related significant reduction in the demand for the Group’s products and services, could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group’s operating results, financial condition and prospects may be negatively affected by conditions in global financial markets

The extreme volatility and disruption in global capital and credit markets since 2008 has led to severe dislocation of financial markets around the world, an unprecedented reduction in available liquidity and increased credit risk premiums for many market participants. This has caused severe problems at many of the world’s largest commercial banks, investment banks and insurance companies, a number of which are the Group’s counterparties or customers in the ordinary course of business. These conditions have also resulted in a material reduction in the availability of financing, both for financial institutions and their customers, compelling many financial institutions to rely on central banks and governments to provide liquidity and, in some cases, additional capital during this period. Governments around the world have sought to provide this liquidity in order to stabilise financial markets and prevent the failure of financial institutions.

Although conditions have eased to some extent since 2009, the volatility of the capital and credit markets has continued and liquidity problems remain, exacerbated recently by fears concerning the financial health of a number of European governments. Greece and other eurozone economies came under increased pressure in 2011, with concerns focused on the sustainability of their sovereign debt. These continuing sovereign debt concerns and the related fiscal deterioration in eurozone economies may continue to accentuate the existing disruption in the capital and credit markets. The continuing market instability and reduction of available credit have contributed to lower consumer confidence, increased market volatility, increased funding costs, reduced business activity and, consequently, increasing commercial and consumer loan delinquencies, and market value declines on debt securities held by the Group, all of which could have a material adverse effect on the Group’s operating results, financial condition and prospects.

278	Santander UK plc 2011 Annual Report

Shareholder Information

Risk Factors continued

The Group may suffer adverse effects as a result of the ongoing economic and sovereign debt crisis in the eurozone

The financial health of a number of European governments was shaken by a sovereign debt crisis that escalated throughout 2011, contributing to volatility of the capital and credit markets. The sustainability of the sovereign debt of Greece and certain other eurozone economies remains uncertain.

The risk of contagion throughout and beyond the eurozone remains. A significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations which are under considerable financial pressure. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the ongoing economic crisis. Although the Group conducts the majority of its business in the UK, it has some limited direct and indirect exposure to financial and economic conditions throughout the eurozone economies. For further description of the Group’s exposures to eurozone countries, eurozone banks and other financial institutions and corporates see ‘Balance Sheet Business Review – Country Risk Exposure’ on pages 44 to 48. In addition, general financial and economic conditions in the UK, which directly affect the Group’s operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

While authorities throughout the European Union continue to work towards developing a political structure or economic plan to address the fiscal instability of certain eurozone nations, the ongoing economic crisis has increased the risk of a break-up of the eurozone. A break-up of the eurozone could have a dramatic impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels.

Furthermore, concerns that the eurozone sovereign debt crisis could worsen may lead to the reintroduction of national currencies in one or more eurozone countries or possibly the abandonment of the euro. The departure or risk of departure from the euro by one or more eurozone countries and/or the abandonment of the euro as a currency could have major negative effects on both existing contractual relations and the fulfilment of obligations by the Group and/or customers of the Group, which would have a significant negative impact on the activity, operating results and capital and financial position of the Group.

The Group’s risk management measures may not be successful

The management of risk is an integral part of all of the Group’s activities. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty including credit risk (retail, wholesale and corporate), market risk, operational risk, securitisation risk, non-traded market risk, concentration risk, liquidity and funding risk, reputational risk, strategic risk, pension obligation risk, residual value risk and regulatory risk. The Group seeks to monitor and manage its risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. For further description of our risk management policies see the Risk Management Report on pages 62 to 135. While the Group employs a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques, and the judgements that accompany their application, cannot anticipate every unfavourable event or the specifics and timing of every outcome. Accordingly, the Group’s ability to successfully identify and balance risks and rewards, and to manage all material risks, is important. Failure to manage such risks appropriately could have a significant effect on the Group’s operating results, financial condition and prospects. For example, failure to manage the credit risk (retail) associated with mortgage lending could result in the Group making mortgage loans outside of appropriate risk parameters and potentially resulting in higher levels of default or delinquency on the Group’s mortgage loan assets.

The Group has a significant exposure to the UK real estate market.

The residential mortgage loan portfolio is one of the Group’s principal assets, comprising 85% of its loan portfolio as of 31 December 2011. As a result, the Group is highly exposed to developments in the residential property market in the UK.

From 2002 to 2006, demand for housing and mortgage finance in the UK increased significantly driven by, among other things, sustained economic growth, declining unemployment rates, restrictions on new residential property building, demographic trends and the increasing prominence of London as an international financial centre. During 2007, the housing market began to adjust in the UK as a result of deteriorating affordability, slower real income growth and some reduction in credit availability.

From 2007, economic growth stalled, recession hit and unemployment rose in the UK and as a consequence housing demand decreased and credit availability reduced. Real estate prices declined and mortgage delinquencies increased. This adversely affected the credit performance of real estate-related exposures, in residential mortgages and also loans to the real estate sector by Corporate Banking. These property market conditions may continue to affect consumer confidence levels and cause further adverse movements in real estate markets. In turn this may cause adverse changes in repayment patterns, causing increases in delinquencies and default rates, which may impact the Group’s provision for credit losses and write-offs/charge-offs. Trends such as these could have a material adverse effect on the Group’s operating results, financial condition and prospects.

Santander UK plc 2011 Annual Report	279

Shareholder Information

Risk Factors continued

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

The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to its results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how these economic conditions might impair the ability of its borrowers to repay their loans. As is the case with any such assessments, the Group may fail to estimate accurately the impact of factors that it identifies. Any such failure may have a material adverse impact on the Group’s operating results, financial condition and prospects.

The soundness of other financial institutions could materially and adversely affect the Group’s business

The Group’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness, or perceived commercial soundness, of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Group has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds and other institutional clients. Defaults by or even rumours or questions about one or more financial services institutions, or the financial services industry generally, can lead to market-wide liquidity problems and could result in losses for the Group or other institutions as well as increased funding costs. Many transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client. In addition, the Group’s credit risk may be exacerbated when the collateral held by the Group cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to the Group. There is no assurance that any such losses would not materially and adversely affect the Group’s operating results, financial condition and prospects.

Risks associated with liquidity and funding are inherent in the Group’s business

Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While the Group has implemented liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding the Group’s business, and extreme liquidity constraints may affect the Group’s current operations as well as limit growth possibilities. Such events may also have a material adverse effect on the market value and liquidity of bonds issued by the Group in the secondary markets. The prime residential mortgage securitisation and covered bond primary and secondary markets, which are important sources of funding for the Group, continue to experience severe disruptions as a result of constrained liquidity and a material reduction in investor demand for these securities. Global investor confidence also remains low and other forms of wholesale funding remain relatively scarce.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Group’s ability to access capital and liquidity on financial terms acceptable to it.

The Group’s cost of obtaining funding is directly related to prevailing market interest rates and to its credit spreads. Credit spreads are the amount in excess of the interest rate of Government benchmark securities, of the same maturity that the Group needs to pay to its funding providers. Increases in interest rates and its credit spreads can significantly increase the cost of the Group’s funding. Changes in the Group’s credit spreads are market-driven, and may be influenced by market perceptions of its creditworthiness. Changes to interest rates and its credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to become available, or becomes excessively expensive, the Group may be forced to raise the rates it pays on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. While central banks around the world have made coordinated efforts to increase liquidity in the financial markets, by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or swap lines), it is not known how long central bank schemes will continue or on what terms. The Bank of England’s Special Liquidity Scheme was not extended when it expired at the end of January 2012. Although there are no indications from the Monetary Policy Committee that policy interest rates are likely to be raised in the near future, and financial markets do not expect rates to rise in 2012, it always remains possible that the Bank of England might raise interest rates in the near term, thereby increasing the cost of the Group’s funding. The persistence or worsening of these adverse market conditions, and the withdrawal of such central bank schemes or an increase in base interest rates, could have a material adverse effect on the Group’s ability to access liquidity and cost of funding (whether directly or indirectly).

280	Santander UK plc 2011 Annual Report

Shareholder Information

Risk Factors continued

The Group relies, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside the Group’s control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing the Group’s ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on the Group’s operating results, financial condition and prospects.

For additional information about the Group’s liquidity position and other liquidity matters, including credit ratings and outlooks and the policies and procedures the Group uses to manage its liquidity risks, see ‘Balance Sheet Business Review - Capital Management and Resources’ on pages 54 to 56, ‘Balance Sheet Business Review - Funding and Liquidity’ on pages 57 to 58 and ‘Risk Management Report - Funding and Liquidity Risk’ on pages 123 to 126.

The Group is subject to regulatory capital and liquidity requirements that could limit its operations, and changes to these requirements may further limit and adversely affect its operating results, financial condition and prospects

As a bank the Company is subject to capital adequacy requirements adopted by the UK Financial Services Authority (the ‘FSA’) which provide for a minimum ratio of total capital to risk-adjusted assets both on a consolidated basis and on a solo-consolidated basis (the basis used by the FSA solely for the purpose of the calculation of capital resources and capital resources requirements, which comprises the Company and certain subsidiaries), expressed as a percentage. Any failure by the Group to maintain its ratios may result in administrative actions or sanctions which may affect the Group’s ability to fulfil its obligations.

In response to the recent financial crisis, the FSA has imposed, and may continue to impose, more stringent capital adequacy requirements, including increasing the minimum regulatory capital requirements imposed on the Group. For instance, the FSA has adopted a supervisory approach in relation to certain UK banks, including the Company, under which those banks are expected to maintain Tier 1 Capital in excess of the minimum levels required by the existing rules and guidance of the FSA. The FSA is currently considering, and in the process of consulting on, changes to the eligibility criteria for Tier 1 Capital as well as provisions that may result in banks being required to increase the level of regulatory capital held in respect of trading book risks. This consultation is taking place ahead of the UK implementation of the recent amendments and proposed amendments to the EU-wide capital adequacy requirements (as set out in the amended Directive 2006/48/EC and Directive 2006/49/EC, collectively referred to as the ‘Capital Requirements Directive’).

On 5 October 2009, the FSA published its new liquidity rules which significantly broadened the scope of the existing liquidity regime. These are designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA has implemented requirements for financial institutions to hold prescribed levels of specified liquid assets and have in place other sources of liquidity to address the institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios.

On 16 December 2010 and 13 January 2011, the Basel Committee on Banking Supervision issued its final guidance on a number of fundamental reforms to the regulatory capital framework intended to strengthen minimum capital requirements (referred to as Basel III). The changes in Basel III include, among other things, phasing out Innovative Tier 1 Capital instruments with incentives to redeem and implementing a leverage ratio on institutions in addition to current risk-based regulatory capital requirements. As essentially a retail bank lending mostly on secured residential mortgages, the Company’s current leverage ratio is high, reflecting the low risk-weighting of its assets. Basel III also requires institutions to build counter-cyclical capital buffers that may be drawn upon in stress scenarios, as well as increasing the amount and quality of Tier 1 Capital that institutions are required to hold. The changes brought about by Basel III will be phased in gradually between January 2013 and January 2019. The most recent Basel capital rules have raised the minimum level of tangible common equity capital from 2 to 7 per cent. of risk-weighted assets, however it is not yet known whether the FSA will require UK banks to hold a further buffer above this level.

Regulators in the UK and world-wide have produced a range of proposals for future legislative and regulatory changes which could force the Group to comply with certain operational restrictions or take steps to raise further capital, or could increase the Group’s expenses, or otherwise adversely affect its operating results, financial condition and prospects. These include:

•

the introduction of recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system;

•	implementation of the Financial Services Act 2010, which enhances the FSA’s disciplinary and enforcement powers;

•	the introduction of more regular and detailed reporting obligations; and

•

a proposal in the ICB’s recommendations to require large UK retail banks to hold a minimum Core Tier 1 to risk-weighted assets ratio of at least 10 per cent., which is, broadly, 3 per cent. higher than the minimum capital levels required under Basel III.

Santander UK plc 2011 Annual Report	281

Shareholder Information

Risk Factors continued

These measures could have a material adverse effect on the Group’s operating results, financial condition and prospects. There is a risk that changes to the UK capital adequacy regime (including any introduction of a minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital and thereby adversely affect the Group’s profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (unless the Group were to restructure its balance sheet in order to reduce the capital charges incurred pursuant to the FSA’s rules in relation to the assets held, or alternatively raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 Capital may affect the Group’s ability to raise Tier 1 Capital or the eligibility of existing Tier 1 Capital resources.

There is also a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs and more stringent requirements to hold liquid assets may materially affect the Group’s lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability.

Any reduction in the credit rating assigned to the Group, any member of the Group or to any Group debt securities would be likely to increase the Group’s cost of funding, require additional collateral to be placed and adversely affect its interest margins and liquidity position

Credit ratings affect the cost and other terms upon which the Group is able to obtain funding. Rating agencies regularly evaluate the Group and certain members of the Group, as well as their respective debt securities. Their ratings are based on a number of factors, including the financial strength of the Group or of the relevant member, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the Group’s or the relevant member’s current ratings or outlook, or with regard to those rating agencies who may have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upwards, especially in light of the difficulties in the financial services industry and the financial markets.

Any reduction in those ratings and outlook would be likely to increase the cost of the Group’s funding, limit access to capital markets, and require additional collateral to be placed, and consequently, adversely affect the Group’s interest margins and/or affect its liquidity position. For example, a ratings downgrade could adversely affect the Group’s ability to sell or market certain of its products, such as subordinated securities and engage in certain longer-term and derivatives transactions. It could also adversely affect the Group’s ability to retain customers or attract new investors, particularly those who look for a minimum rating threshold in order to invest. Any of these could, in turn, reduce the Group’s liquidity and have an adverse effect on the Group’s operating results, financial condition and prospects.

Fluctuations in interest rates, bond and equity prices and other market factors are inherent in the Group’s business

The Group faces significant interest rate and bond and equity price risks. Fluctuations in interest rates could adversely affect the Group’s operations and financial condition in a number of different ways. An increase in interest rates generally may decrease the relative value of the Group’s fixed rate loans and raise the Group’s funding costs, although such an increase would be offset to some extent by an increase in income from variable rate loans. Such an increase could also generally decrease the relative value of fixed rate debt securities in the Group’s securities portfolio. In addition, an increase in interest rates may reduce overall demand for new loans and increase the risk of customer default, while general volatility in interest rates may result in a gap between the Group’s interest rate-sensitive assets and liabilities. Interest rates are sensitive to many factors beyond the Group’s control, including the policies of central banks and, in particular, the Bank of England, as well as domestic and international economic conditions and political factors. It remains difficult to predict any changes in economic or financial market conditions.

Continued declines in housing markets over the past four years have adversely affected the credit performance of real estate-related loans and resulted in write-downs of asset values by many financial institutions (including the Group). These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced funding to borrowers, including to other financial institutions. As a result of these market forces, volatility in interest rates and basis spreads has increased, which has increased the Group’s borrowing costs.

Any further increase in wholesale funding costs or deposit rates could precipitate a re-pricing of loans to customers, which could result in a reduction of volumes, and could also have an adverse effect on the Group’s interest margins. While the Group would also expect to increase lending rates, there can be no assurance that it would be able to offset in full or at all its funding costs and, in addition, may face competitive pressure to pass on interest rate rises to retain existing and attract new customer deposits.

The Group also sponsors a number of defined benefit staff pension schemes, and its obligations to those schemes may increase depending on the performance of financial markets. Although the Group is taking measures to mitigate and control the effects of these conditions, there can be no assurances that such controls will insulate the Group from deteriorating market conditions.

282	Santander UK plc 2011 Annual Report

Shareholder Information

Risk Factors continued

Currency fluctuations may adversely affect the Group’s operating results, financial condition and prospects

The Group is exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar and the euro. In particular, a substantial portion of the Group’s outstanding debt is denominated in currencies other than the British pound sterling, which is the primary currency of the Group’s financial reporting. The Group’s capital is also stated in pound sterling and it does not fully hedge its capital position against changes in currency exchange rates. Although the Group seeks to hedge most of its currency risk through hedging and purchase of cross-currency swaps, these hedges do not eliminate currency risk and the Group can make no assurance that it will not suffer adverse financial consequences as a result of currency fluctuations. Significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on the Group’s results of operations and its ability to meet its US dollar and euro-denominated obligations, and could have a material adverse effect on the Group’s operating results, financial condition and prospects.

Market conditions have, and could result, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments could have a material adverse effect on the Group’s operating results, financial condition and prospects

In the past four years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to the recent volatility in global financial markets and the resulting widening of credit spreads. The Group has material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by the Group on disposal may be lower than the current fair value. Any of these factors could require the Group to record negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, the Group’s valuation methodologies require it to make assumptions, judgements and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, financial condition and prospects.

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

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow its existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with its strategy;

•	align its current information technology systems adequately with those of an enlarged Group;

•	apply its risk management policy effectively to an enlarged Group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with the Group’s growth plans, could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Company may incur unanticipated losses related to its business combinations

The Company has made several business acquisitions in recent years, including the acquisition of Alliance & Leicester plc in January 2009 and the retail deposits, branch network and related employees of Bradford & Bingley in September 2008. In October and November 2010, the Company also acquired the following Banco Santander, S.A. entities:

•	Santander Cards Limited, Santander Cards UK Limited (and its subsidiaries) and Santander Cards Ireland Limited;

•	Santander Consumer (UK) plc (of which the Company already held 49.9%); and

•	Santander PB UK (Holdings) Limited (of which the Company already held 51%) and its subsidiaries.

Santander UK plc 2011 Annual Report	283

Shareholder Information

Risk Factors continued

In addition, in August 2010, the Company reached an agreement to acquire those parts of the banking business of the Royal Bank of Scotland Group which are carried out through its Royal Bank of Scotland branches in England and Wales and its NatWest branches in Scotland (the ‘RBS Acquisition’) upon completion of the acquisition.

The Company’s assessment of the businesses acquired in October and November 2010 and to be acquired under the RBS Acquisition is based on certain assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. In the case of the RBS Acquisition, this assessment was also based on limited information, as there were no standalone audited financial statements in respect of the relevant assets. There can be no assurance that the Group will not be exposed to currently unknown liabilities resulting from these business combinations. Any unanticipated losses or liabilities could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group may fail to realise the anticipated benefits of the Company’s recent or proposed business combinations

The success of the Group’s business combinations will depend, in part, on the Group’s ability to realise the anticipated benefits from combining the businesses of Alliance & Leicester, Bradford & Bingley, those acquired in October and November 2010 and the assets to be acquired under the RBS Acquisition, with the Group’s business. It is possible that the integration process could take longer or be more costly than anticipated. The eventual integration of the assets to be acquired under the RBS Acquisition is dependent upon, among other things, the successful transition to Partenon (the proprietary IT platform used by the Banco Santander group). Any delay could result in additional costs to the Group and mean that the Group does not receive the full benefit anticipated from such acquisition. The Group’s efforts to integrate these businesses are also likely to divert management attention and resources. If the Group takes longer than anticipated or is not able to integrate these businesses, the anticipated benefits of the Group’s business combinations may not be realised fully or at all. Any failure to realise all or any of the anticipated benefits of these business combinations could have a material adverse effect on the Group’s operating results, financial condition and prospects.

Goodwill impairments may be required in relation to certain of the Company’s acquired businesses

The Company has made business acquisitions in recent years and will acquire certain assets under the RBS Acquisition. It is possible that the goodwill which has been attributed, or will be attributed, to these businesses may have to be written-down if the Company’s valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. In 2011 there was a £60m impairment related to Cater Allen Private Bank as a result of a reassessment of the value of certain parts of the business in light of recent market conditions and regulatory developments Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. There can be no assurances that the Company will not have to write down the value attributed to goodwill in the future, which would adversely affect the Group’s results and net assets.

The Group’s business is conducted in a highly competitive environment

The market for UK financial services is highly competitive, and the recent financial crisis has reshaped the banking landscape in the UK, reinforcing both the importance of a retail deposit funding base and strong capitalisation. The Group expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may continue (whether as a result of the UK Government taking ownership and control over other financial institutions in the UK or otherwise). Financial institution consolidation could also result from the UK Government disposing of its stake in those financial institutions it currently controls. Such consolidation could adversely affect the Group’s operating results, financial condition and prospects. The potential increase in competition could result in declining lending margins or competition for savings driving up funding costs that cannot be recovered from borrowers, all of which could adversely affect the Group’s operating results, financial condition and prospects.

In addition, if the Group’s customer service levels were perceived by the market to be materially below those of its UK competitor financial institutions, the Group could lose existing and potential business. If the Group is not successful in retaining and strengthening customer relationships, it may lose market share, incur losses on some or all of its activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on its operating results, financial condition and prospects.

Operational risks are inherent in the Group’s business

Operational Risk losses can result from many actions, including fraud, criminal acts, errors by employees, employee misconduct, unauthorised breaches of authorities, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules, failure or breakdown of accounting, data processing and other record keeping systems, natural disasters, or failure or breakdown of external systems, including those of the Group’s suppliers or counterparties. Such operational losses could have a material adverse effect on the Group’s operating results, financial condition and prospects.

284	Santander UK plc 2011 Annual Report

Shareholder Information

Risk Factors continued

The Group relies on recruiting, retaining and developing appropriate senior management and skilled personnel

The Group’s continued success depends in part on the continued service of key members of its management team. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of the Company’s strategy. The successful implementation of the Company’s growth strategy depends on the availability of skilled management, both at its head office and at each of its business units. If the Company or one of its business units or other functions fails to staff their operations appropriately or loses one or more of its key senior executives, and fails to replace them in a satisfactory and timely manner, its operating results, financial condition and prospects, including control and operational risks, may be adversely affected. Likewise, if the Company fails to attract and appropriately train, motivate and retain qualified and talented professionals, its business may be affected.

Reputational risk could cause harm to the Group and its business prospects

The Group’s ability to attract and retain customers and conduct business transactions with its counterparties could be adversely affected to the extent that its reputation, the reputation of Banco Santander, S.A. (as the majority shareholder in the Company), or the reputation of affiliates operating under the “Santander” brand or any of its other brands is damaged. Failure to address, or appearing to fail to address, various issues that could give rise to reputational risk could cause harm to the Group and its business prospects. Reputational issues include, but are not limited to: appropriately addressing potential conflicts of interest; legal and regulatory requirements; ethical issues; adequacy of anti-money laundering processes; privacy issues; customer service issues; record-keeping; sales and trading practices; proper identification of the legal, reputational, credit, liquidity and market risks inherent in products offered; and general company performance (including the quality of the Company’s customer services). A failure to address these issues appropriately could make customers unwilling to do business with the Group, which could adversely affect its operating results, financial condition and prospects.

Legislative, regulatory and governmental oversight and current banking reform initiatives and requirements could have a material adverse effect on the Group

The Group is subject to extensive financial services laws, regulations, administrative actions and policies in each location in which the Group operates (including in the US and, indirectly, in Spain as a result of being part of the Banco Santander, S.A. group). During the recent market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. It is anticipated that this intensive approach to supervision will be continued by the successor regulatory authorities to the FSA.

Recent proposals and measures taken by governmental, tax and regulatory authorities and future changes in supervision and regulation, in particular in the UK, which are beyond the Group’s control, could materially affect the Group’s business, value of assets and the Group’s operations, and result in significant increases in operational costs. Products and services offered by the Group could also be affected. The FSA is taking a more intrusive approach in respect of financial products and this power will be further enhanced with the introduction of the successor conduct regulatory authority to the FSA. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of the UK banks, including the Company, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to the FSA’s regulations on liquidity risk management and also the UK Government’s introduction of the bank levy. Although the Group works closely with its regulators and continually monitors the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond the control of the Group. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on the Group’s business.

On 16 June 2010, the Chancellor of the Exchequer announced the creation of the Independent Commission on Banking (the ‘ICB’), chaired by Sir John Vickers. The ICB was asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition, and to make recommendations to the Government by the end of September 2011. The ICB gave its recommendations on 12 September 2011 and proposed: (i) implementation of a retail ring fence, (ii) increased capital requirements and (iii) improvement of competition. The Government published its response to the ICB’s recommendations on 19 December 2011, broadly endorsing them. A consultation paper is due from the Government in Spring 2012 setting out detailed proposals for the implementation of the ICB’s recommendations. Implementation of the proposals may require the Group to make changes to its structure and business. In addition, the resolution of a number of issues, including regulatory investigations and reviews and court cases, affecting the UK financial services industry could have an adverse effect on the Group’s operating results, financial condition and prospects, or its relations with its customers and potential customers.

UK tax changes (including the UK bank levy) could have a material adverse effect on the Group’s business

HM Treasury has introduced a new and permanent bank levy via legislation in the Finance Act 2011. The UK bank levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to the Group. The amount of the bank levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 Capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities.

Santander UK plc 2011 Annual Report	285

Shareholder Information

Risk Factors continued

HM Treasury has emphasised that the bank levy will not be regarded as insurance against future bank failures and that it is exploring the costs and benefits of imposing a financial activities tax on the profits and remuneration of banking groups. As forecast 2011 receipts from the bank levy are expected to fall short of the £2.5 billion target, bank levy rates were increased by 12.8% from 1 January 2012.

The UK bank levy, and possible future changes in the taxation of banking groups in the European Union, could have a material adverse effect on the Group’s operating results, financial condition and prospects, and the competitive position of UK banks, including the Company.

The Group is exposed to various forms of legal and regulatory risk which could have a material adverse effect on its operating results, financial condition and prospects or relations with its customers

The Group is exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

•

certain aspects of the Group’s business may be determined by the Bank of England, the FSA, HM Treasury, the Financial Ombudsman Service (‘FOS’) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion;

•

the alleged misselling of financial products, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions.

•

the Group holds accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office, those in the US and others. The Group is not aware of any current investigation into the Group as a result of any such enquiries, but cannot exclude the possibility of the Group’s conduct being reviewed as part of any such investigations; and

•	the Group may be liable for damages to third parties harmed by the conduct of its business.

The FSA carries out regular and frequent reviews of the conduct of business by financial institutions including banks. An adverse finding by the regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with customer redress, fines and reputational damage. For a discussion of the Group’s approach to its provision for payment protection insurance complaints in connection with the related FSA policy statement and April 2011 High Court ruling see “Potential intervention by the UK Financial Services Authority (or an overseas regulator) may occur, particularly in response to customer complaints” on pages 287 and 288.

In addition, the Group faces both financial and reputational risk where legal or regulatory proceedings, or the Financial Ombudsman Service, or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States.

Failure to manage these risks adequately could have a material adverse effect on the Group’s reputation, its operating results, financial condition and prospects.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to members of the Group is the subject of reform and reorganisation

The UK Government announced proposals in June 2010 to reform the institutional framework for UK financial regulation. Specifically, the UK Government intends to replace the FSA with two new successor bodies.

In July 2010 and February 2011, HM Treasury published consultations on proposals to replace the FSA with a new Prudential Regulation Authority (the ‘PRA’), which will be responsible for micro-prudential regulation of financial institutions that manage significant risks on their balance sheets, and a new Financial Conduct Authority (the ‘FCA’) which will be responsible for regulation of conduct of business. HM Treasury proposes, amongst other things, that the FCA will have product intervention powers, and that cooperation will exist between the FCA and the FOS, particularly where issues identified potentially have wider implications. Draft guidance has also been published on how the FCA and PRA will interact.

In June 2011 HM Treasury published a further consultation document, including a draft Bill, which reiterates the proposals to replace the FSA with the PRA and the FCA and suggests that the regulatory approach under the new regime will be more intrusive than the existing regime and will challenge business models and governance culture in particular. HM Treasury intends that the Bill will become law by the end of 2012, with the new regime intended to come into effect in 2013. To prepare for this change, the FSA will be adopting a ‘twin peaks’ model internally and will have two supervisors; one focusing on prudential matters and the other on conduct.

Substantial reorganisation of the regulatory framework has the potential to cause administrative and operational disruption for the regulatory authorities concerned. This disruption could impact on the resources which the FSA or the successor authorities are able to devote to the supervision of regulated financial services firms, the nature of their approach to supervision and accordingly, the ability of regulated financial sector firms (including members of the Group) to deal effectively with their supervisors and to anticipate and respond appropriately to developments in regulatory policy.

It is anticipated that future changes in the nature of, or policies for, prudential and conduct of business supervision, as performed by the successor authorities to the FSA, will differ from the current approach taken by the FSA and that this could lead to a period of some uncertainty for members of the Group. The Financial Services Bill, which has been put before Parliament, not only details proposals for the creation of the FCA and PRA but also contains provisions enabling consumer credit regulation to be transferred from the OFT to the FCA. This decision will be subject to further consultation. Should this change occur, its introduction will bring about another reform to the institutional framework.

286	Santander UK plc 2011 Annual Report

Shareholder Information

Risk Factors continued

No assurance can be given that further changes will not be made to the regulatory regime in the UK generally, the Group’s particular business sectors in the market or specifically in relation to the Group. Any or all of these factors could have a material adverse effect on the conduct of the business of the Group and, therefore, also on its strategy and profitability, and its ability to respond to and satisfy the supervisory requirements of the relevant UK regulatory authorities.

Various reforms to the mortgage lending market have been proposed which could require significant implementation costs or changes to the business strategy of the Group

In March 2009, the Turner Review, “A regulatory response to the global banking crisis”, was published and set out a detailed analysis of how the global financial crisis began along with a number of recommendations for future reforms and proposals for consultation. In the Turner Review, it was announced that the FSA would publish a discussion paper considering the possibility of a move towards the regulation of mortgage products (in addition to the product providers) and other options for reform of the mortgage market. This discussion paper (Discussion Paper 09/3) was published in October 2009 and launched the FSA’s Mortgage Market Review (“MMR”). The review involved a consultation concerning various potential reforms to the regulatory framework applicable to mortgage lenders and mortgage intermediaries, including mortgage firms’ conduct of business, product distribution and advice, and their handling of arrears and repossessions.

Separately, in January 2011, HM Treasury announced a package of measures with the aim of enhancing consumer protection in the mortgage market. The measures provide for the transfer of the regulation of new and existing second charge residential mortgages from the OFT to the FSA, and provide for consumer protection when a mortgage book is sold by a regulated mortgage lender to an unregulated firm.

On 19 December 2011, the FSA issued its latest MMR consultation containing proposals for a change in the rules relating to the UK mortgage market. Key changes will require lenders to (i) verify borrowers income; (ii) check that interest-only mortgages can be repaid; and (iii) make sure that borrowers can pay for their mortgage after retirement. The consultation closes on 30 March 2012 and the FSA hopes to make a final decision on the definitive form of rules by Summer 2012. The ultimate impact of such measures on the Group is uncertain and no assurance can be given that such changes and any further reforms considered as part of the MMR will not adversely affect the Group and its business and operations. Further, it is possible that such reforms, if adopted, could lead to a period of change for the Company, particularly as regards changes that may be required to the operational strategy and capital management of the Company, and the supervisory approach taken by the FSA in relation to second charge mortgages, a portfolio of which the Group acquired as a result of its acquisition of Alliance & Leicester plc and any second charge mortgages which may be acquired under the RBS Acquisition.

As a consequence of such changes and any associated costs that may arise, it is possible that there could be a material adverse effect on the operating results, financial condition and prospects of the Group.

Potential intervention by the UK Financial Services Authority (or an overseas regulator) may occur, particularly in response to customer complaints.

Customers of financial services institutions, including customers of the Group, may seek redress if they consider that they have suffered loss as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on the operating results, financial condition and prospects of the Group arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.

The Financial Services Act 2010 has provided a new power for the FSA which enables the FSA to require authorised firms, including members of the Group, to establish a consumer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a widespread or regular regulatory failing, including misselling.

In recent years there have been several industry-wide issues in which the FSA has intervened directly. One such issue is the misselling of payment protection insurance (‘PPI’), about which, in August 2010, the FSA published Policy Statement 10/12 entitled “The assessment and redress of Payment Protection Insurance complaints”. This policy statement contains rules from the FSA which alter the basis on which the FSA regulated firms (including the Company and certain members of the Group) must consider and deal with complaints in relation to the sale of PPI and may potentially increase the amount of compensation payable to customers whose complaints are upheld. In October 2010 the British Bankers’ Association (the ‘BBA’) applied for judicial review of these new rules and on 20 April 2011, the High Court rejected the BBA’s legal challenge and upheld the FSA’s policy statement about misselling of PPI. On 9 May 2011, the BBA announced its decision not to appeal against the High Court’s PPI judgment. The High Court judgment on the misselling of PPI resulted in very significant provisions for customer redress being made by several UK financial services providers. The Company did not participate in the UK High Court case, and has taken a prudent approach in consistently settling claims over the last two years as they have arisen.

In light of the High Court ruling in April 2011, the BBA’s decision not to appeal it and the consequent increase in claims levels the Group performed a detailed review of the provision requirement. As a result, the Company revised its provision for PPI complaint liabilities to reflect the new information. Previously, the provision for PPI complaint liabilities accounted for claims that were likely to be received over the next twelve months. The provision for PPI complaint liabilities has now been increased to reflect the total population of PPI customers who could file a claim.

Santander UK plc 2011 Annual Report	287

Shareholder Information

Risk Factors continued

The ultimate financial impact on the Group of the claims arising from PPI complaints is uncertain and will depend on a number of factors, including the implementation of the FSA’s Policy Statement, the rate at which new complaints arise, the content and quality of the complaints (including the availability of supporting evidence), the role of claims management companies and the average uphold rates and redress costs. The Group can make no assurance that expenses associated with PPI complaints will not exceed the provision it has taken relating to these claims. More generally, the Group can make no assurance that its estimates for potential liabilities are correct, and the reserves taken as a result may prove inadequate. If the Group were to incur additional expenses that exceed provisions for PPI liabilities or other provisions, these expenses could have a material adverse effect on the Group’s operating results, financial condition and prospects. For further information about the provision for PPI complaint liabilities see Note 36 to the Consolidated Financial Statements.

The FSA may identify future industry-wide misselling or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to misselling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the operating results, financial condition and prospects of the Group.

Members of the Group are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (‘FSCS’) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if an FSA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the FSA, including the Company and other members of the Group.

In the event that the FSCS raises funds from authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material adverse effect on its operating results, financial condition and prospects. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for the Group. For instance, the FSA announced in October 2011 that it was restarting its review of the funding of the FSCS with a view to formally consult in the first half of 2012. Changes as a result of this may affect the profitability of the Company (and other members of the Group required to contribute to the FSCS).

As a result of the structural reorganisation and reform of the UK financial regulatory authorities, it is proposed that the FSCS levies will be collected by the FCA under the new regime. It is possible that future policy of the FSCS and future levies on the firms authorised by the FSA may differ from those at present and that this could lead to a period of some uncertainty for members of the Group. In addition, it is possible that other jurisdictions where the Group operates could introduce similar compensation, contributory or reimbursement schemes. As a result of any such developments, the Group may incur additional costs and liabilities which may adversely affect its operating results, financial condition and prospects.

The Banking Act may adversely affect the Group’s business

The Banking Act came into force on 12 February 2009. It provides HM Treasury, the Bank of England and the FSA with a variety of tools for dealing with UK institutions which are authorised deposit takers and are failing. If the position of a relevant entity in the Group were to decline so dramatically that it was considered to be failing, or likely to fail, to meet threshold authorisation conditions set out in FSMA (for example, if there were a mass withdrawal of deposits over solvency fears surrounding the Group, in a manner analogous to the situation that occurred at Northern Rock, adversely affecting the ability of the Group to continue to trade), it could become subject to the exercise of powers by HM Treasury, the Bank of England and the FSA under the special resolution regime set out in the Banking Act. The special resolution regime provides HM Treasury, the Bank of England and the FSA with a variety of powers for dealing with UK deposit taking institutions that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a “bridge bank”. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

If an instrument or order were made under the Banking Act in respect of the Company, such instrument or order (as the case may be) may (among other things): (i) result in a compulsory transfer of shares or other securities or property of the Company; (ii) impact on the rights of the holders of shares or other securities in the Company or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of the Company’s shares and/or other securities. In addition, such an order may affect matters in respect of the Company and/or other aspects of the Company’s shares or other securities which may negatively affect the ability of the Company to meet its obligations in respect of such shares or securities.

At present, no instruments or orders have been made under the Banking Act in respect of the Group and there has been no indication that any such order will be made, but there can be no assurance that holders of shares or other securities in the Company would not be adversely affected by any such order if made in the future.

288	Santander UK plc 2011 Annual Report

Shareholder Information

Risk Factors continued

The Group’s operations are highly dependent on its information technology systems

The Group’s business, financial performance and ability to meet its strategic objectives depend to a significant extent upon the functionality of its information technology systems (including Partenon, the global banking informational technology platform utilised by Banco Santander, S.A and to which the Group transitioned in 2008), and its ability to increase systems capacity. The proper functioning of the Group’s financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s business and its ability to compete. For example, the Group’s ability to process credit card and other electronic transactions for its customers is an essential element of its business. A disruption (even short-term) to the functionality of the Group’s information technology system (whether as a result of so-called unintentional “cyber incidents” or targeted “cyber attacks,” security breaches, the Company’s own migration of new business onto Partenon or otherwise) could impose a significant financial loss, result in a disruption to the Group’s businesses, liability to clients, regulatory intervention or reputational damage. Likewise, delays or other problems in increasing the capacity of the information technology systems or increased costs associated with such systems could have a material adverse effect on the Group’s operating results, financial condition and prospects. Although the Group has implemented certain preventative measures to protect its information and data systems, it can give no assurance that such measures will be effective in preventing a cyber attack or other IT disruption. Any such event could also require the Group to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and may subject the Group to additional litigation and financial losses. Operation losses related to a successful cyber attack or other operational risks could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group relies upon certain outsourced services (including information technology support, maintenance and consultancy services in connection with Partenon) provided by certain other members of the Banco Santander, S.A. group. Any material change in the basis upon which these services are provided to the Group or the extent to which they are available to the Group could have a material adverse effect on the Group’s operating results, financial condition and prospects.

In addition, if the Group fails to update and develop its existing information technology systems as effectively as its competitors, this may result in a loss of the competitive advantages that the Group believes its information technology systems provide, which could also have a material adverse effect on the Group’s operating results, financial condition and prospects.

Third parties may use the Group as a conduit for illegal activities without the Group’s knowledge, which could have a material adverse effect on the Group

The Group is required to comply with applicable anti-money laundering laws and regulations and has adopted various policies and procedures, including internal control and “know-your-customer” procedures, aimed at preventing use of the Group for money laundering. For example, a major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US economic sanctions. The outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on the Group’s operations or financial condition, especially to the extent that the scope of any such proceedings expands beyond its original focus.

In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering, then its reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s operating results, financial condition and prospects.

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

Santander UK plc 2011 Annual Report	289

Shareholder Information

Risk Factors continued

The UK Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension plans where that employer is a service company, or is otherwise “insufficiently resourced” (as defined for the purposes of the relevant legislation). As some of the employers within the Group are service companies, if they become insufficiently resourced, other companies within the Group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

The UK courts have decided that liabilities under financial support directions issued by the Pensions Regulator against companies after they have gone into administration were payable as an expense of the administration, and did not rank as provable debts. This means that such liabilities will have to be satisfied before any distributions to unsecured creditors could be made. It is understood that leave to appeal to the Supreme Court has been requested and therefore it is likely that there will be a further decision to come.

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

Changes in the size of the deficit in the defined benefit schemes operated by the Group, due to reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in the Group having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of the Group’s business and reduce the Company’s capital resources. While a number of the above factors can be controlled by the Group, there are some over which it has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult the Group before changing the pension schemes’ investment strategy, the trustees have the final say. Increases in the pension liabilities and obligations of the Group could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The on-going changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require the Group to make changes to its structure and business which could have an impact on the Group’s pension schemes or liabilities. For a discussion of the ICB’s recommendations see “Legislative, regulatory and governmental oversight and current banking reform initiatives and requirements could have a material adverse effect on the Group” on page 285.

Risks concerning enforcement of judgements made in the United States

Santander UK plc is a public limited company registered in England and Wales. All of the Company’s Directors live outside the United States of America. As a result, it may not be possible to serve process on such persons in the United States of America or to enforce judgements obtained in US courts against them or Santander UK based on the civil liability provisions of the US federal securities laws or other laws of the United States of America or any state thereof. The Directors’ Report on pages 138 to 151 has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 138 to 151. Under this safe harbour, the Directors would be liable to the Company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

290	Santander UK plc 2011 Annual Report

Shareholder Information

Taxation for US Investors

The following is a summary, under current law, of the principal UK tax considerations relating to the beneficial ownership by a US taxpayer of the 8.963% Non-Cumulative Perpetual Preferred Limited Partnership Interests and the 8.963% Non-Cumulative Trust Preferred Securities. The following summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the perpetual securities as capital assets. US residents should consult their local tax advisers, particularly in connection with any potential liability to pay US taxes on disposal, lifetime gift or bequest of their perpetual securities.

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

United Kingdom taxation on capital gains

Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However if you are either:

•	an individual who is neither resident nor ordinarily resident in the UK; or

•	a company which is not resident in the UK,

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

Share Information

Sterling-denominated preference shares

At 31 December 2011, the Company had outstanding 325,300,002 sterling-denominated preference shares. 325,000,000 of these sterling preference shares, nominal value of £1.00 each were issued in October 1995, February 1996 and June 1997. In addition, the Company issued 300,002 sterling preference shares, nominal value of £1.00 each in April 2010.

Major shareholders

At 31 December 2011, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L. On 12 November 2004, Banco Santander, S.A. acquired the entire issued ordinary share capital of the Company by means of a scheme of arrangement under Section 425 of the Companies Act 1985.

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

Santander UK plc 2011 Annual Report	291

Shareholder Information

Contact Information

Santander UK plc registered office, principal office and investor relations department

2 Triton Square

Regent’s Place

London

NW1 3AN

Santander shareholder department

Santander Shareholder Relations

2 Triton Square

Regent’s Place

London

NW1 3AN

Phone numbers

Santander UK Switchboard

0870-607-6000

Santander Shareholder Services

0871-384-2000

+44 (0) 121-415-7188 (overseas)

Email

shareholders@santander.com

Documents on display

The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and Accounts and other related documents with the US Securities and Exchange Commission. These documents may be inspected by US investors at the US Securities and Exchange Commission’s public reference rooms, which are located at 100 F Street NE, Room 1580, Washington, DC 20549-0102. Information on the operation of the public reference rooms can be obtained by calling the US Securities and Exchange Commission on +1-202-551-8090 or by looking at the US Securities and Exchange Commission’s website at www.sec.gov.

292	Santander UK plc 2011 Annual Report

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

Santander UK plc 2011 Annual Report	293

Shareholder Information

Glossary of Financial Services Industry Terms

Term used in the Annual Report	US equivalent or brief description of meaning
Accounts	Financial statements
Allotted	Issued
Articles of Association	Bylaws
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares or common stock and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Members	Shareholders
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Provisions	Liabilities
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders	Stockholders
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

294	Santander UK plc 2011 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Alternative A-paper (‘Alt-A’)	A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asset Backed Securities (‘ABS’)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.

Bank Levy (‘UK Bank Levy’)	The levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards will be phased in gradually from 2013.

Basis point	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

BIPRU	The prudential sourcebook for banks, building societies and investment firms which sets out the UK Financial Services Authority’s capital requirements.

Collateralised Bond Obligation (‘CBO’)	A security backed by the repayments from a pool of bonds, some of which may be sub-investment grade but because of their different types of credit risk, they are considered to be sufficiently diversified to be of investment grade.

Collateralised Debt Obligation (‘CDO’)	Securities issued by a third party which reference ABS and/or certain other related assets purchased by the issuer. Santander UK has not established any programmes creating CDOs but acquired instruments issued by other banking groups as a result of the acquisition of Alliance & Leicester. The CDO portfolio is in run down.

Collateralised Loan Obligation (‘CLO’)	A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Collectively assessed loan impairment provisions	Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. See “Impairment of financial assets” in Note 1 “Accounting Policies” to the Consolidated Financial Statements.

Commercial Banking margin	Trading net interest income (adjusted to remove net interest income from the run down Treasury asset portfolio but include the pre-acquisition trading basis net interest income of the Santander Cards and Santander Consumer businesses for the ten months ended 31 October 2010, prior to their acquisition) over average commercial assets, including those of the Perimeter companies (mortgages, unsecured personal loans, corporate loans and overdrafts).

Commercial lending	Loans secured on UK commercial property, and corporate loans.

Commercial Mortgage-Backed Securities (‘CMBS’)	Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of the Group and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be either discounted or interest-bearing.

Commercial Real Estate	Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties.

Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.

Core Tier 1 capital	Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the UK Financial Services Authority.

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.

Santander UK plc 2011 Annual Report	295

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Cost:income ratio	Operating expenses as a percentage of total income. The Group calculates cost: income ratio on a trading basis.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances.

Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Group issues covered bonds as part of its funding activities.

Credit Default Swap (‘CDS’)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit derivative	A contractual agreement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event defined at the inception of the transaction. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit risk	The risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk includes residual credit risk and concentration risk.

Credit risk adjustment	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties. It is measured as a lifetime expected loss for each counterparty based on the probability of default, the loss given default and the expected exposure of the OTC derivative position with the counterparty.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

Credit risk spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (‘CVA’)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts / customer deposits	Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset	Income taxes that are recoverable in future periods as a result of deductible temporary differences and the carry-forward of tax losses and unused tax credits. Temporary differences arise due to timing differences between the accounting value of an asset or liability recorded and its value for tax purposes (tax base) that result in tax deductible amounts in future periods.

296	Santander UK plc 2011 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Deferred tax liability

Income taxes that are payable in future periods as a result of taxable temporary differences. Temporary differences arise due to timing differences between the accounting value of an asset or liability and its value for tax purposes (tax base) that result in taxable amounts in future periods.

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

Effective Interest rate method

A method of calculating the amortised cost or carrying value of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability.

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

First/Second Charge

First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.

Forbearance

A term generally applied to arrangements provided to support borrowers experiencing temporary financial difficulty. Such arrangements include reduced or nil payments, term extensions, transfers to interest only and the capitalisation of arrears.

Foundation Internal Ratings-based (‘IRB’) approach

A method for calculating credit risk capital requirements using the Group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.

Santander UK plc 2011 Annual Report	297

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
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

Home loan (Residential mortgage)

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

Impairment allowance (Loan impairment provisions)

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

Individually assessed loan impairment provisions

Impairment is measured individually for assets that are individually significant. For these assets, the Group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.

Interest spread	The difference between the gross yield on average interest-earning assets and the interest rate paid on average interest-bearing liabilities.

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

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

ISDA (International Swaps and Derivatives Association) Master agreement	Standardised contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.

Level 1 – quoted market prices

The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date.

Level 2 – valuation techniques using observable inputs

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

Level 3 – valuation techniques with significant unobservable inputs

The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.

Liquidity and Credit enhancements

Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralisation. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

298	Santander UK plc 2011 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Loan loss rate	Defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Loan to deposit ratio	The ratio of the book value of the Group’s customer assets (i.e. retail and corporate assets) divided by its customer liabilities (i.e. retail and corporate deposits).

Loan to value ratio (‘LTV’)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loans past due	Loans are past due when a counterparty has failed to make a payment when contractually due.

Loss Given Default (‘LGD’)	The fraction of Exposure at Default (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process.

Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Medium Term Notes (‘MTNs’)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers	An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps referencing the underlying exposures held.

Mortgage-Backed Securities (‘MBS’)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage vintage	The year the mortgage was issued.

Net interest income	The difference between interest received on assets and interest paid on liabilities.

Net interest margin	Net interest income as a percentage of average interest-earning assets.

Non-performing loans	In the Retail Banking business, loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer. In the Corporate Banking business, loans and advances are classified as non-performing either when payments are more than three months past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms.

Over the counter (‘OTC’) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due. In the Group’s retail loans book, a loan or advance is considered past due when any contractual payments have been missed. In the Group’s corporate loans book, a loan or advance is considered past due when 90 days past due, and also when the Group has reason to believe that full repayment of the loan is in doubt.

Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

Prime / prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments	Equity holdings in operating companies not quoted on a public exchange.

Santander UK plc 2011 Annual Report	299

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Probability of default (‘PD’)	The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, the Group assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Project Merlin	Encompasses statements made by the major UK banks (Barclays, HSBC, Lloyds Banking Group, the Royal Bank of Scotland and Santander UK) and HM Government to demonstrate their clear and shared intent to work together to help the UK economy recover and grow particularly with regard to promoting lending to business.

Regulatory capital	The amount of capital that the Group holds, determined in accordance with rules established by the UK Financial Services Authority for the consolidated Group and by local regulators for individual Group companies.

Renegotiated loans	Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Repurchase agreement (‘Repo’)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller’s perspective such agreements are securities sold under repurchase agreements (‘repos’) and from the buyer’s securities purchased under commitments to resell (‘reverse repos’).

Residential Mortgage-Backed Securities (‘RMBS’)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Restructured loans	Loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

Retail IRB approach	The Group’s internal method of calculating credit risk capital requirements for its key retail portfolios. The UK Financial Services Authority approved the Group’s application of the Retail IRB approach to the Group’s credit portfolios with effect from 1 January 2008.

Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.

Risk appetite	The level of risk (types and quantum) that the Group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.

Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the UK Financial Services Authority.

Securitisation	Securitisation is a process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. Securitisation is the process by which ABS (asset backed securities) are created. A company sells assets to an SPE (special purpose entity) which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities or residential mortgage-backed securities (‘RMBS’) as well as commercial mortgage-backed securities. The Group has established several securitisation structures as part of its funding and capital management activities.

Small and medium-sized enterprises (‘SMEs’)	Businesses with a turnover of up to £150m per annum.

Special Purpose Entities (‘SPEs’) or Special Purpose Vehicles (‘SPVs’)	Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs/SPVs take a number of forms, including (i) The provision of financing to fund asset purchases, or commitments to provide finance for future purchases; (ii) Derivative transactions to provide investors in the SPE/SPV with a specified exposure; (iii) The provision of liquidity or backstop facilities which may be drawn upon if the SPE/SPV experiences future funding difficulties; and (iv) Direct investment in the notes issued by SPEs/SPVs.

300	Santander UK plc 2011 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under Basel II, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see ‘IRB’ above). In relation to operational risk, a method of calculating the operational capital requirement under Basel II, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.

Structured Investment Vehicles (‘SIVs’)	Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Subordination	The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Tier 1 capital	A measure of a bank’s financial strength defined by the UK FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio	The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital	Defined by the UK Financial Services Authority. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Trading basis (Trading income, trading expenses, trading provisions)	The basis on which financial information for each reporting segment, including measures of operating results, assets and liabilities, are measured and reviewed by the Board. The segments are managed primarily on their results prepared on such basis. The trading basis differs from the statutory basis as a result of various adjustments as described in Note 2 to the Consolidated Financial Statements.

Trading market risk	See ‘Market risk’

Troubled debt restructurings	A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

Value at Risk (‘VaR’)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Write-Down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

Santander UK plc 2011 Annual Report	301

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

By Order of the Board

ANA BOTÍN
Chief Executive Officer
15 March 2012

302	Santander UK plc 2011 Annual Report

Cross-reference to Form 20-F

Cross-reference to Form 20-F

Part I

1	Identity of Directors, Senior Management and Advisers		*

2	Offer Statistics and Expected Timetable		*

3	Key Information	Selected Financial Data	275

		Capitalisation and Indebtedness	*

		Reasons for the Offer and use of Proceeds	*

		Risk Factors	278

4	Information on the Company	History and Development of the Company	7

		Business Overview	7

		Organisational Structure	9

		Property, Plant and Equipment	49

4A	Unresolved Staff Comments		N/a

5	Operating and Financial Review and Prospects	Operating Results	13

		Liquidity and Capital Resources	54

		Research and Development, Patents and Licenses, etc	N/a

		Trend Information	2

		Off-Balance Sheet Arrangements	53

		Contractual Obligations	53

6	Directors, Senior Management and Employees	Directors and senior management	136

		Compensation	143

		Board Practices	142

		Employees	147

		Share Ownership	144

7	Major Shareholders and Related Party Transactions	Major Shareholders	291

		Related Party Transactions	145, 248

		Interests of Experts and Counsel	*

8	Financial Information	Consolidated Statements and Other Financial Information	160

		Significant Changes	12, 139

9	The Offer and Listing	Offer Listing and Details	*

		Plan of Distribution	*

		Markets	N/a

		Selling shareholders	*

		Dilution	*

		Expenses of the Issue	*

10	Additional Information	Share Capital	*

		Articles of Association	293

		Material Contracts	31

		Exchange Controls	N/a

		Taxation	291

		Dividends and Paying Agents	*

		Statements by Experts	*

		Documents on Display	292

		Subsidiary Information	N/a

11	Quantitative and Qualitative Disclosures about Market Risk		118

12	Description of Securities Other Than Equity Securities	Debt Securities	*

		Warrants and Rights	*

		Other Securities	*

		American Depositary Shares	*

Part II

13	Defaults, Dividend Arrearages and Delinquencies		N/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a

15	Controls and Procedures	Disclosure Controls and Procedures	150

		Management’s Annual Report on Internal Control over Financial Reporting	150

		Attestation Report of the Registered Public Accounting Firm	N/a

		Changes in Internal Control Over Financial Reporting	150

16A	Board Audit Committee Financial Expert		142

16B	Code of Ethics		148

16C	Principal Accountant Fees and Services		194

16D	Exemptions from the Listing Standards for Board Audit Committees		N/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a

16F	Change in Registrant’s Certifying Accountant		N/a

16G	Corporate Governance		138

Part III

17	Financial Statements		N/a

18	Financial Statements		157

19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

Santander UK plc 2011 Annual Report	303

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK plc

By:	/s/ Ana Botín
Ana Botín
Chief Executive Officer

Dated: 15 March 2012

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

LCOM 0962 NOV 11 H

FSC MIX Paper from responsible sources FSC® C002151

This item can be recycled.

EXHIBIT INDEX

Exhibits 1

1.1	Articles of Association of Santander UK plc[2]

4.1	Amended sale and purchase agreement between The Royal Bank of Scotland plc, National Westminster Bank plc, National Westminster Home Loans Limited and Santander UK plc dated 30 August 2011

7.1	Statement of ratio of earnings to fixed charges[3]

8.1	List of Subsidiaries of Santander UK plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP[3]

1	Documents concerning Santander UK plc referred to within the Annual Report on Form 20-F 2011 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK plc.
2	As previously furnished with the Securities and Exchange Commission on the Form 6-K dated 10 March 2010 of Santander UK plc.
3	Incorporated by reference into Registration Statement Nos. 333-172925, 333-10232 and 333-11320 on Forms F-3.