Form 20-F
period 2012-12-31
Santander UK plc
filed 2013-03-20
CIK 1087711

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary shares of nominal value of £0.10 each*	31,051,768,866
10 3/8% Non-cumulative Preference Shares of nominal value of £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value of £1 each	125,000,000
Series A Fixed/Floating Rate Non-cumulative Preference Shares of nominal value £1 each	300,002

*	All of the issued and outstanding ordinary shares of Santander UK plc are held by Banco Santander S.A. and Santusa Holding, S.L.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

OUR CORPORATE PURPOSE

Santander UK’s purpose is to be the best bank in the United Kingdom, supporting the financial needs of individuals, families and businesses. By drawing on its mutual building society heritage and the expertise of its parent, a leading global commercial bank, Santander UK is driving a commercial transformation that will deliver even greater value to its customers and make it the bank of choice for Small and Medium Enterprises in the UK.

2012 AWARDS

This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking Statements” on page 336

Santander UK plc

2012 Annual Report on Form 20-F

Santander UK plc 2012 Annual Report	1

Business Review

Our Business

SANTANDER UK AT A GLANCE

Santander UK plc and its subsidiaries (‘Santander UK’ or the ‘Santander UK group’) operate primarily in the UK, are regulated by the UK Financial Services Authority (‘FSA’) and are part of the Banco Santander, S.A. group (the ‘Banco Santander group’). Santander UK is a major financial services provider, offering a wide range of personal financial products and services, and is a growing participant in the corporate banking market. Santander UK is well positioned to continue to grow, with a distribution capability across some 1,200 branches (including agencies) and 35 regional Corporate Business Centres (‘CBCs’).

Santander UK is headed by Ana Botín, Chief Executive Officer, and operates four business divisions as follows:

BUSINESS DIVISION	EXECUTIVE RESPONSIBILITY	ABOUT
Retail Banking	Charlotte Hogg Head of Retail Distribution & Intermediaries Reporting to Steve Pateman, Head of UK Banking

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with a turnover of less than £250,000 per annum. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards and personal loans as well as a range of insurance policies.

Corporate Banking	Steve Pateman Head of UK Banking

Corporate Banking offers a wide range of products and financial services to customers through a network of 35 regional CBCs and through telephony and e-commerce channels. It principally serves companies with annual turnover of more than £250,000 including Small and Medium Enterprises (‘SMEs’). Corporate Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

Luis de Sousa Head of Santander Global Banking & Markets

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

Markets	Luis de Sousa Head of Santander Global Banking & Markets

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Corporate Centre	Justo Gomez Finance Director Reporting to Stephen Jones, Chief Financial Officer

Corporate Centre (formerly known as Group Infrastructure), includes Financial Management & Investor Relations (‘FMIR’, formerly known as Asset and Liability Management) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run-down and/or managed for value.

The business segments detailed above are supported by various divisions, including:

SUPPORT DIVISION	EXECUTIVE RESPONSIBILITY	ABOUT
Retail Products and Marketing	Rami Aboukhair Head of Product Development and Marketing	Responsible for developing Santander UK’s products, marketing and brand communications to serve customers better.

Manufacturing	Juan Olaizola Chief Operating Officer	Responsible for all information technology and operations, including service centres.

Risk	José María Nus Chief Risk Officer	Responsible for ensuring Santander UK is provided with an appropriate risk policy and control framework and to report any material risk issues to the Board Risk Committee and the Board.

Internal Audit is responsible for supervising the compliance, effectiveness and efficiency of Santander UK’s internal control systems to manage its risks, and is headed by Ramón Sanchez, Chief Internal Auditor. Human Resources is responsible for delivering the human resources strategy and personnel support, and is headed by Simon Lloyd, HR Director.

In addition there are a number of corporate units including Financial Control, Legal and Secretariat, Strategy, Internal Control and Compliance, Regulatory Affairs and Pensions, Customer Experience, Communications and Santander Universities in the UK.

2	Santander UK plc 2012 Annual Report

Business Review

Our Business continued

OUR HISTORY

Key dates for Santander UK:

SANTANDER UK – KEY UK MARKET PLAYER

MARKET SHARE OF STOCK(1)		RETAIL AND CORPORATE BUSINESS MIX
Mortgages	SME lending(2)
13.1%	5.2%
Retail deposits	Bank accounts
9.4%	9.3%

1.	Market share sources: Residential mortgages, SME lending and deposits (Bank of England), Bank accounts (CACI)
2.	SME lending market share includes assets managed in Corporate Banking and Corporate Centre
3.	Excludes repos and Corporate Centre

2012 RESULTS HIGHLIGHTS

Total income

£4,901m

Down 5% from 2011 due to the impact of structural market conditions (primarily low interest rates and increased funding costs), partially offset by £705m gain from the capital management exercise.

	Profit after tax £939m Up 4% from 2011, maintaining a record of profitability through the economic cycle.	Banking net interest margin 1.44% Narrowed from 1.88% in 2011. Net interest income impacted by structural market conditions and increased funding costs.

Cost-to-income ratio

45%

Costs were well controlled with administrative expenses broadly unchanged from 2011. Excluding the income from the capital management exercise, the cost-to-income ratio was 53%.

	Core Tier 1 capital ratio 12.2% Improved from 11.4% in 2011 and amongst the highest of the UK banks.	Loan-to-deposit ratio 130% Improvement of six percentage points over 2011.

Gross mortgage lending £14.6bn Over £3.0bn extended to first-time buyers.

1I2I3 World

>1.3m customers

Over one million 1|2|3 current accounts and 790,000 1|2|3 credit cards opened since launch with 550,000 customers holding both products and forming the basis for primary customer relationships.

Lending to SMEs 18% growth Despite muted demand for lending in the SME market, with £3.4bn of new facilities made available in the year.

Santander UK plc 2012 Annual Report	3

Business Review

Our Strategy

OUR FINANCIAL OBJECTIVES AND STRATEGIC PRIORITIES

Our strategy is based on four financial objectives:

•

To be a key UK retail and corporate banking market participant, with a significant market share in all the segments in which we operate and ambitious growth plans for corporate and SME banking. Prime residential mortgages comprise approximately 85% of the customer loan book but the business mix is being rebalanced through the organic growth of our corporate and SME banking businesses.

•

To deliver consistent profitability, supported by our commercial franchise, strong cost discipline and prudent risk management. Throughout the recent challenging times for the economy and the banking sector, Santander UK has remained profitable and consistently paid a dividend, whilst maintaining a sound capital position.

•

To maintain a diversified retail and corporate banking business with prudent risk management. While the entire organisation is involved in risk management, the risk control functions are managed independently from the business, with risks managed in a holistic way through our risk framework.

•

To sustain strong liquidity, funding and capital positions, which compare favourably to other major UK banks. The Banco Santander group’s ‘subsidiary model’ (see page 5) gives Santander UK considerable financial flexibility and enables it to continue to take advantage of the significant synergies and strengths that come from being part of a strong globally-recognised brand.

The execution of these objectives rests on our three strategic priorities:

•

Delivering value to our primary banking customers: Santander UK is undertaking a commercial transformation to put the customer at the centre of everything we do. We are segmenting our customer base, building a new commercial model and developing simpler products and services to provide to our 15 million active customers.

•	Building a more balanced business mix and becoming the SME bank of choice: We aim to create a well-balanced, full service commercial bank, thus fulfilling our goal of becoming the SME bank of choice.

•

Developing leading efficiency and customer experience, underpinned by IT: We are investing in our systems and processes, leveraging the advantages that come from being part of the Banco Santander group to deliver the best experience to our customers. During 2012 we were the UK bank that improved most in customer satisfaction.

These three pillars are underpinned by our balance sheet strength. Our Core Tier 1 capital ratio stood at 12.2% at the year end; our loan to deposit ratio improved to 130% and FSA eligible liquid assets amounted to £36.9bn.

4	Santander UK plc 2012 Annual Report

Business Review

Our Strategy continued

THE STRUCTURAL RELATIONSHIP OF SANTANDER UK WITH THE BANCO SANTANDER GROUP – THE ‘SUBSIDIARY MODEL’

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as Santander UK, operating in core markets with each unit being responsible for its own liquidity, funding and capital management on an ongoing basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander, S.A. has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander, S.A. to selectively take advantage of opportunities. As an FSA regulated entity, Santander UK is expected to satisfy the FSA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this in reliance on the strength of its own balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries) to generate this funding or liquidity . Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries).

Exposures to other Banco Santander group members are established and managed on an arm’s length commercial basis. All intergroup transactions are monitored by the Board Risk Committee of Santander UK and transactions which are not in the ordinary course of business must be pre-approved by the Board. In addition, Santander UK is subject to UK FSA limits on exposures to, and on liquidity generated from, other members of the Banco Santander group.

Santander UK plc 2012 Annual Report	5

Business Review

Chairman’s Statement

2012 REVIEW

Against a backdrop of subdued economic activity and considerable regulatory uncertainties, Santander UK delivered a robust financial performance in 2012 whilst maintaining a strong balance sheet. We continued to make good progress against our strategic priorities and maintained our focus on providing straightforward, tailored, and transparent products to our customers, alongside improved customer experience. In 2012, we gave our 1|2|3 current account and credit card holders over £90m in interest and cashback including new opportunities such as mortgage, transport and utility bills. We are also focusing on the needs of business customers where we are looking to increase our presence and market share. We have developed a good platform and product capability to support our growth ambitions for corporate and SME banking. In order to promote SME growth and support the UK economy, we are looking at new solutions for more flexible cash flow and how to offer SMEs the necessary support to invest and grow.

In the interests of all of the customers involved we felt unable to agree a further extension to the implementation timetable of the planned transaction to acquire certain assets, liabilities and branches from The Royal Bank of Scotland Group (‘RBS’). We needed to be confident that the transfer would be seamless for customers and could be completed within a reasonable timeframe. During 2012, it became apparent that the already revised target date would not be achieved. We concluded that we were not willing to extend again the final deadline by which the deal’s remaining conditions were required to be met. The agreement subsequently terminated.

We are committed to making a positive contribution to society and in 2012 we donated over £19m to projects focused on supporting education, enterprise and employment, building on our long history of support for local communities. We continued our support for higher education through Santander Universities which expanded its reach to 65 institutions, to which we provided £6.5m in scholarships and research grants. As a signatory to the UK Government’s Business Compact, we are committed to providing employment opportunities to people from diverse backgrounds and in 2012 we launched ‘Workwise’ which supports youth employment through a range of partnerships including with Career Academies and The Prince’s Trust. The Santander UK Foundation made over 2,000 donations to charities in 2012, supporting projects for disadvantaged people.

BOARD CHANGES

The Board took the decision in 2012 to strengthen its composition. We were delighted to appoint Stephen Jones as Chief Financial Officer in March, and welcome two new Non-Executive Directors, Bruce Carnegie-Brown and Antonio Escámez, in October. These new directors have brought extensive knowledge, insight and objectivity to the Board and we look forward to working with them as we strive to be the best bank for our people, customers and shareholders. We will continue to review the composition of the Board and its effectiveness to ensure that Santander UK has the best possible stewardship.

The Banco Santander group remains committed to a strategy to float minority stakes of its subsidiaries including Santander UK. However, the timing of this will remain subject to market conditions and to the emergence of a more positive outlook towards UK banks from investors. In any case, an Initial Public Offering (‘IPO’) remains a medium-term prospect.

REGULATORY LANDSCAPE

The recent economic crisis has also given rise to serious challenges for UK banks. Restoring credibility, along with customer and investor trust, is rightly at the top of the industry’s agenda. Despite the setbacks of 2012, there are some signs that UK banks are moving in the right direction. The regulation of UK banks continues to evolve and the level of scrutiny remains intense. Considerable work remains to be done, domestically and internationally, to provide the detailed regulatory clarity we need to shape the development of our business. We will continue to contribute significantly to the process. Furthermore, we strongly believe that all stakeholders have an interest in making the banking sector both stronger and safer. However, we need to ensure that in the detail of implementing regulatory change we can continue to serve our customers well and that we have a strong and robust business that can contribute to the economy and wider community.

THANK YOU

Finally, I would like to offer a word of thanks to all my colleagues, who have responded admirably to the challenges we have faced, and their commitment to doing the right thing for our customers, their contribution to the effort to grow our business sustainably, their pride in their work, and their dedication to delivering value for all our stakeholders.

Lord Burns

Chairman

14 March 2013

6	Santander UK plc 2012 Annual Report

Business Review

Chief Executive Officer’s Review

OVERVIEW

In 2012, we made good progress in our transformation into a full service retail and corporate bank that puts customers at the heart of everything it does. Customers have been – and will remain – the focus of all our efforts. Last year, public perception of our customer experience began to change for the better and we were recognised by the GfK Financial Research Survey (‘FRS’) as the bank with the biggest improvement in overall customer satisfaction compared to our competitors.

At the same time, our innovative and award-winning 1|2|3 World products offered our customers outstanding value for money, which drove an annual percentage increase in our banking balances of 32%. We reached other key milestones, like the segmentation of our customers, which will enable us to allocate them with relationship managers and build even deeper relationship in the years to come. We also continued to support the UK economy in 2012. We helped more than 100,000 households to finance their homes through £14.6bn of residential mortgage lending, including £3.0bn to first time buyers.

We continued to grow our lending to UK businesses and have increased our lending to SMEs by an average of 25% per annum over the last four years, a period when other banks have scaled back their corporate lending. Furthermore, the financing that we have provided through our Breakthrough programme is expected to create around 230 new jobs in the UK. We have also agreed to support 500 internships in a joint undertaking with Santander Universities.

In 2012 we decided not to proceed with the acquisition of RBS businesses. This was not a decision we took lightly, but we believe it was in the best interests of the customers and staff of both Santander UK and RBS. The investment we made in our systems and processes in preparation for the acquisition will form the cornerstone of our organic growth strategy for our corporate business. Thanks to this investment, both our new and existing customers will have access to the full range of corporate banking services.

STRATEGIC FOCUS

In 2012, we made good progress in executing our strategic priorities:

•	Delivering value to our primary banking customers

Significant progress has been made in moving towards a customer-centred business with the 1|2|3 World proposition, which now serves more than 1.3m customers. Over the course of the year, we built a primary banking customer base made up of more engaged and more satisfied customers that chose us as their primary bank. We also piloted our proposition for more affluent customers, called ‘Select’, the results of which were encouraging and a wider rollout is planned for 2013. During this transformation, delivering the best customer experience and treating our customers fairly is at the core of our new commercial model. For this reason, we restructured our control and supervision systems and piloted a new staff rewards scheme in 2012.

•	Building a more balanced business mix and becoming SME bank of choice

We have consistently supported UK SMEs with our lending over the last year growing by 18%. We added seven regional Corporate Business Centres to our network to enable us to develop even closer relationships with our customers. In addition, we recruited 113 relationship managers and 111 local business managers to increase our coverage and the capability of our proposition and support our award-winning service. Furthermore, as part of our innovative Breakthrough programme, launched in December 2011, we have completed the first growth capital loans that will enable these customers to expand their businesses.

We remain committed to organic growth and expanding our corporate banking business towards an 8% market share in the medium-term.

•	Leading efficiency and customer experience, underpinned by IT systems

In 2012 we continued our efforts to build a corporate culture around the customer and customer experience. Investments in recruitment and training programmes as well as our complaints handling model in branches and contact centres resulted in improvements in customer experience and reductions in our banking complaints levels.

This progress has been reflected in Santander UK showing the largest improvement in overall customer satisfaction compared to our competitors in 2012, as measured by the FRS. The industry also recognised our efforts by awarding Santander UK the 2012 Moneywise award for ‘Most Improved Service’.

Santander UK plc 2012 Annual Report	7

Business Review

Chief Executive Officer’s Review continued

BUSINESS PERFORMANCE

We are pleased to report good levels of new business activity in our core lending businesses despite a muted market and a subdued economic outlook.

In Retail Banking, residential mortgage gross lending of £14.6bn was equivalent to a market share of 10.2%. This was lower than in 2011 and follows the tightening of lending criteria on higher loan-to-value (‘LTV’) and interest-only mortgages. In particular, a 50% LTV cap on interest-only mortgages, introduced in February 2012, resulted in a £6.2bn reduction in these loans. Our focus on primary banking relationships increased the number of bank accounts opened in 2012 by 7% to 895,000, with over 240,000 bank accounts switching to Santander UK from other providers. Over 600,000 credit cards were opened in 2012, largely made up of fee paying 1|2|3 Credit Cards with high levels of transactions. Despite deposit margin rates at historically low levels, there were indications that the intense competition for deposits eased somewhat in the second half of 2012. Our cross tax year ISA campaign was very successful, with net inflows of £9.1bn including a good proportion of two year fixed rate accounts.

In Corporate Banking, our SME lending balances increased, with £3.4bn of new facilities made available in the year, despite a fall in demand for corporate lending in 2012. In addition, deposits increased by £0.7bn despite the impact of credit rating downgrades and the decision to reduce short-term balances.

Markets delivered a solid performance, with a much improved performance in the fixed income and equity businesses, partly offset by lower market volumes principally affecting the financial institutions business. We expanded our ancillary business to new and existing large corporate customers. We also developed our supply-chain finance service, an area we expect to grow further in 2013.

In Corporate Centre, medium-term funding issuance of approximately £14bn was raised across a number of sources and currencies. The cost of new funding in the market fell during the year, most noticeably towards the end of 2012, a trend which continued into early 2013. Changes in the guidance from regulators and more clarity in the environment in the final quarter of 2012 meant that we were better able to align customer balances and liquidity with our business requirements.

THE ECONOMY

The UK economy experienced a volatile quarterly pattern of headline GDP during 2012, with almost no economic growth over the year as a whole. There was, however, a more positive employment picture, with total employment rising by 584,000 in the year and the unemployment rate falling from 8.4% to 7.8% over the same period.

In a year of continued economic uncertainty, especially with regards to the prospects for the eurozone, and with growth below expectations, additional quantitative easing was announced during the year by the Bank of England’s Monetary Policy Committee to support the economy. With a contraction in GDP of 0.3% in the final quarter of the year, the process of reducing the high level of public sector borrowing continuing and demand for credit remaining subdued, the Bank of England also announced a new policy measure in the form of the Funding for Lending Scheme (‘FLS’). The consensus view at the start of 2013 is that the UK economy is likely to see growth of around 1%, giving another year of below trend growth, so this is likely to continue to be a challenging environment for households, companies and the banking sector.

LOOKING AHEAD

Despite significant economic and regulatory headwinds, we believe Santander UK is well placed for the year ahead. In 2013, we will continue to invest in transforming our business to improve customer experience alongside our focus on efficiency. We are determined to work even harder to earn our customers’ trust and win and retain their loyalty. Our commitment to improving customer experience is paramount.

We will continue to deepen our relationships with our customers, developing a proposition that is simple, personal and fair. Our aim is to have 4 million loyal and satisfied primary banking customers by 2015, whilst continuing to focus on profitability ahead of volume growth.

We are committed to growing our corporate banking business organically, by expanding its presence around the UK, hiring additional relationship managers and improving its capabilities. Our aim is to increase our market share to 8% in the medium-term. Alongside this, we will maintain our focus on improving productivity and efficiency.

We look forward to greater clarity on regulatory requirements regarding capital, liquidity, conduct and governance, as this will give us the certainty we need to continue to serve our customers and support the UK economy.

Ana Botín

Chief Executive Officer

14 March 2013

8	Santander UK plc 2012 Annual Report

Business Review

Chief Financial Officer’s Review

OVERVIEW

Santander UK delivered profit after tax of £939m in 2012, up 4%, and profit before tax of £1,231m, down 2% on 2011. This was a sound financial performance given the economic and regulatory backdrop in the United Kingdom.

Net interest income was lower than in 2011 due to the continued impact of structural market conditions and increased funding costs, which resulted in banking net interest margin narrowing to 1.44% (2011: 1.88%). We expect this impact to stabilise in the second half of 2013.

Expenses were well controlled, despite inflation and continued investment in our business with a cost-to-income ratio of 45% (2011: 47%) and 53% if the pre-tax gain of £705m on the capital management exercise described below is excluded. We reported a small increase to our return on tangible book value of 9.1% (2011: 9.0%).

We declared an ordinary dividend of £450m in October 2012, in accordance with our dividend policy of paying our ordinary shareholders 50% of profit after tax.

INCOME STATEMENT HIGHLIGHTS

	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m

Profit before tax	1,231	1,261

Profit after tax	939	903

Banking Net Interest Margin (‘NIM’)(1)	1.44%	1.88%

Cost-to-income ratio(2)	45%	47%

Return on tangible book value (‘RoTBV’)	9.1%	9.0%

(1)

Banking NIM was previously named the Commercial Banking Margin and comprises net interest income (adjusted to exclude net interest income from the Treasury asset portfolio) divided by average commercial assets.

(2)	Income for 2012 included gains of £705m resulting from the capital management exercise described below. Without this, the cost-to-income ratio for 2012 was 53%.

The financial results for 2012 and 2011 included a number of significant items:

•	Capital management exercise (‘CME’) gain

In July 2012, Santander UK launched an offer to buy back certain debt capital instruments. The net impact of the purchase and crystallisation of mark-to-market positions on associated derivatives resulted in a £705m gain in non-interest income.

•	Non-core corporate and legacy portfolios provision

In September 2012, a credit provision of £335m was made following a review and full re-assessment of the assets held in the non-core corporate and legacy portfolios. The provision largely related to assets acquired from Alliance & Leicester as well as certain assets taken on as part of the Abbey Commercial Mortgages book. The amount of the provision reflected increasing losses incurred in these portfolios.

•	Conduct remediation provisions

In September 2012, a net provision of £232m was made for conduct remediation relating to retail products and interest rate derivatives sold to corporate customers. In 2011, a provision of £751m was made, principally related to payment protection insurance (‘PPI’). No additional provision relating to PPI was made in 2012.

•	Charges associated with the acquisition of RBS businesses

In early October 2012, Santander UK notified RBS that it was not willing to extend the deadline for satisfaction of the conditions necessary for it to complete on the transfer of the RBS business it had previously agreed to acquire. As a result, costs of £55m were written off on the transaction.

Total operating income in 2012 was down 5% to £4,901m. Excluding the CME gain, total operating income declined 19%, with net interest income 24% lower and non-interest income down 5%.

The net interest income fall in 2012 reflected the impact of structural market conditions, primarily low interest rates and increased medium term funding (‘MTF’) costs. Low interest rates impacted the contribution from the structural hedges put in place in 2008-09 which are now maturing in a much lower, static rate environment. Income was also affected by lower mortgage balances, as we reduced our exposure to higher LTV and interest-only loans. Whilst margins continued to improve in most asset classes, deposit margins continued to be impacted by strong competition especially in the early part of 2012.

Santander UK plc 2012 Annual Report	9

Business Review

Chief Financial Officer’s Review continued

Overall, Banking NIM was lower, at 1.44% (2011: 1.88%). The non-interest income fall of 5% reflected lower personal current account fees partially offset by improved fees and ancillary income associated with the increase in SME and other corporate lending.

We delivered another good cost performance, with total operating expenses down 9%, despite inflation and our ongoing business investment programme. Administrative expenses were down 1%. Depreciation, amortisation and impairment costs fell by £201m, largely due to charges related to the impairment of intangible assets in 2011 which were not repeated in 2012. We have strong cost management discipline, a key element of our strategy, and we continue to seek efficiencies as we transform the business. Our cost-to-income ratio was 45% in 2012 (2011: 47%), or 53% if the benefit of the gain from the CME is excluded.

Operating provisions and charges fell by 2% including the impact of the significant items described above. The impairment charge on the retail mortgage portfolio increased reflecting our view of the uncertain economic environment. Within Corporate Banking, increased provisions arose from the performance of a small number of older vintage loans which were acquired with Alliance & Leicester. Provisions for the costs of the Financial Services Compensation Scheme (‘FSCS’) and the UK Bank Levy decreased to £98m (2011: £156m), largely due to a lower provision for FSCS charges.

The taxation charge of £292m was £66m lower than 2011. This was primarily due to the impact of the continued reduction in the main rate of UK corporation tax on profits.

CUSTOMER BALANCE SHEET HIGHLIGHTS

	31 December 2012 £bn	31 December 2011 £bn

Total customer assets	195.9	206.3

Total customer deposits	148.6	149.2

Loan-to-deposit ratio(1)	130%	136%

(1)	Calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excluding repos).

We continued to focus on improving the strength of our balance sheet. Customer loans reduced 5% to £195.9bn, largely reflecting a reduction in Retail Banking assets, particularly residential mortgages, where the outstanding stock declined £9.6bn including £6.2bn of interest-only mortgages. Loans to SMEs were up 18%, as we continued the diversification of our business mix. All lending is consistent with our conservative credit risk policies.

Total customer deposits were relatively flat at £148.6bn. The success of the 1I2I3 World increased current account balances by 32% to £15.9bn while a strong cross tax year ISA campaign added £9.1bn of largely term deposits. This was offset by a targeted reduction in some higher cost, short-term retail and corporate deposits which lacked the potential to develop deeper customer relationships.

Our loan-to-deposit ratio improved to 130% (2011: 136%). We remain comfortable with this position given it is underpinned by the mix of loans on our balance sheet which mostly consist of prime UK mortgages.

CREDIT QUALITY

Our business mix provides us with a predictable and conservative risk profile, and Santander UK remains firmly focused on the UK with approximately 99% of customer assets UK-related and approximately 85% of customer assets consisting of prime UK residential mortgages. Furthermore, we have minimal net exposure after collateral to peripheral eurozone countries at only 0.4% of total assets.

The total NPL ratio increased to 2.17%, and the mortgage NPL ratio to 1.74% at the end of 2012. The rise in the mortgage NPL ratio was largely attributable to regulatory-driven policy and reporting changes which are not expected to result in significant additional write offs. In 2012, write offs fell to £87m in 2012 from £103m in 2011. The mortgage NPL ratio was also adversely affected by the impact of the managed reduction of the mortgage portfolio over the year, which decreased by £9.6bn. Excluding these policy and reporting changes, mortgage NPL balances remained broadly stable over the year. The Corporate Banking NPL ratio increased to 4.26% at the end of 2012. This largely arose from the performance of a small number of older vintage loans which were acquired with Alliance & Leicester. Corporate Banking lending in the last four years has performed well with a much lower NPL ratio in these vintages.

LIQUIDITY AND FUNDING

Our overall funding strategy is to develop a diversified funding base and maintain access to a variety of funding sources. In 2012 we focused on secured issuance, in particular mortgage-backed securities and covered bonds, two forms of financing that permit us to benefit from our prime UK mortgage mix. This strategy minimised the cost of funding and provides protection against unexpected variations in the market funding environment.

Within our balance sheet management strategy we aim to align the sources and uses of funding. Customer loans and advances are largely funded by customer deposits, with any excess being funded by long-term wholesale secured debt and equity. We maintain significant headroom to issue further mortgage-backed securities and covered bonds given the underlying mix of our assets.

10	Santander UK plc 2012 Annual Report

Business Review

Chief Financial Officer’s Review continued

Our funding position remains solid and we reduced our wholesale funding requirement to £14bn in 2012 (2011: £21bn) against scheduled maturities of approximately £10bn. Our planned MTF issuance for 2012 was largely completed in the first half of the year.

We built up our liquidity portfolio in the first half of 2012, and following regulatory developments and the affirmation of our credit ratings by the main credit rating agencies we started to reduce liquidity balances in the fourth quarter of 2012. At the year end, total liquid assets amounted to £76bn, including FSA-eligible liquid assets of £37bn. Liquid assets coverage was over 150% of our wholesale funding maturing in less than one year.

CAPITAL

	31 December 2012 £bn	31 December 2011 £bn

Core Tier 1 Capital	9.3	8.9

Total Capital	14.0	16.0

Risk-Weighted Assets	76.5	77.5

Core Tier 1 Capital ratio	12.2%	11.4%

Total Capital ratio	18.2%	20.6%

Our Core Tier 1 Capital ratio rose to 12.2% at the end of 2012 from 11.4% in 2011, through a combination of organic profit generation and the CME gain, largely offset by the £450m ordinary dividend and small increase in the pension deficit requirement. Risk-weighted assets were broadly flat at £76.5bn, despite the customer loan reduction, reflecting the growth in our core corporate book. Total capital decreased by £2.1bn as a result of the repurchase of certain debt capital instruments that were not expected to qualify as Total Capital once the requirements of Basel III have been finalised and become applicable.

We expect that the strength of our Core Tier 1 Capital ratio, our ability to generate capital organically and our optimal use of risk weighted assets will enable us to meet our targeted capital ratios even once the capital requirements of Basel III are phased in. We will continue to manage our regulatory capital resources to maintain our capital ratios above the industry average as we transition towards Basel III.

RATING AGENCY ACTIONS

There was an unprecedented level of rating actions across the global banking industry in 2012. Like many UK banks, we faced multiple rating reviews from our credit rating agencies. Most of the rating reviews took place in the first half of the year with more limited actions in the last quarter of 2012. Standard & Poor’s, Moody’s and Fitch reviewed and affirmed all Santander UK’s credit ratings in the fourth quarter of 2012.

CONCLUSION

We delivered resilient profit after tax of £939m despite income declining largely as a result of structural impacts. We managed costs well, maintained credit quality, strengthened the balance sheet and built capital post payment of a dividend. We have remained profitable through the economic cycle and are well placed to deliver our commercial transformation, deepening customer relationships and diversifying our business mix towards corporate and SME lending. We are confident that we have the resources in place to deliver our strategy and improve returns, thus benefiting our many stakeholders.

Stephen Jones

Chief Financial Officer

14 March 2013

Santander UK plc 2012 Annual Report	11

Business Review

Key Performance Indicators

During 2012, our key performance indicators (‘KPIs’) were reviewed and aligned to our strategic priorities for the medium term. The information below reflects Santander UK’s performance as measured by those key performance indicators for the years ended, and at, 31 December 2012, 2011 and 2010.

The objectives set out below are subject to significant uncertainties, as described in “Shareholder Information - Risk Factors”, and may not be achieved, or may be changed. In particular, macro-economic factors such as UK unemployment and property values and regulatory changes are outside of management’s control, and could prevent attainment of these objectives.

STRATEGIC PRIORITY:

DELIVERING VALUE TO OUR PRIMARY BANKING CUSTOMERS

KPI AND DEFINITION	WHY IS IT MONITORED / TARGET	2012 PERFORMANCE
Current account balances

Defined as current account balances within our current account ranges. These simple, transparent, value-adding banking products are at the core of our retail offering and allow our customers to manage their money in a way most convenient to them.

As part of the transformation to a more customer-focused organisation, our Retail Banking proposition seeks to develop and build deeper customer relationships through increased current account primacy and customer segmentation. We monitor current account balances on a regular basis, ensuring that they are based on strong customer relationships and retention.

We target current account balances in excess of £20bn by 2015.

Current account balances increased by £3.9bn, a 32% rise compared to 31 December 2011, a result of the success of the 1|2|3 Current Account. 2012: £15.9bn 2011: £12.0bn 2010: £12.4bn

Number of 1I2I3 World customers

The 1I2I3 World products provide incentives for customers to bank with us and increase utilisation of their accounts. Since the introduction of these products in late 2011, we track the number of unique and joint account holders of any of our range of 1I2I3 World products.

The 1I2I3 World products are a key to our strategy of building deeper customer relationships and delivering value to our customers.

We target steady growth in the number of 1I2I3 World customers, with an ambition to reach 4 million customers by 2015.

In 2012, we achieved strong growth in customer numbers. 2012: 1.3m 2011:0.1m 2010: n/a

Employee Opinion Survey (‘EOS’) – ‘I would recommend Santander UK products to people I know’

The EOS is used within Santander UK in order to understand employees’ views, prioritise management actions and help meet employee and customer needs.

This KPI shows alignment of our strategic priority of delivering to our customer needs supported by strong employee endorsement.

Understanding employee engagement, sense of commitment and pride at being associated with Santander UK is important to management. Management monitors employee endorsement and how that translates to our ambition in ensuring we provide best in class products and service to our customers.

We target consistently high levels of employee endorsement.

Employee endorsement of Santander UK products as measured in the 2012 EOS survey increased by four percentage points, further evidence of our successful transition towards becoming the best bank for our customers, offering truly innovative products.

2012: 88%

2011:84%

2010: 80%

12	Santander UK plc 2012 Annual Report

Business Review

Key Performance Indicators continued

STRATEGIC PRIORITY:

BUILDING A MORE BALANCED BUSINESS MIX AND BECOMING THE

SME ‘BANK OF CHOICE’

KPI AND DEFINITION	WHY IS IT MONITORED / TARGET	2012 PERFORMANCE
Business mix

Corporate Banking gross customer balances as a percentage of total gross customer loan balances.

We plan to diversify our business mix in order to widen our sources of income and broaden our customer base, and to be perceived as the SME ‘Bank of Choice’.

We target to grow the SME and core corporate loan share to 20% in the medium-term.

We continue to make good progress and the mix increased to 10% in 2012, up from 9% in 2011. 2012: 10% 2011: 9% 2010: 7%

SME market share

Market share of SME customer loans, measured as SME balances (customer with turnover below £50m per annum) divided by the equivalent of Santander SME market size from Bank of England lending data.

Santander UK’s ambition is to become the SME bank of choice. We remain committed to an organic growth strategy to move our SME business from the current 5% towards an 8% market share in the medium-term, whilst maintaining our prudent risk profile.

This growth will be underpinned by increasing our geographic footprint, an increased number of relationship managers and further development of our product suite to provide a full service banking proposition.

Our SME lending balances have been growing strongly, up 18% in 2012, compared to the market which fell by 7%. 2012: 5% 2011:4% 2010: 4%

Santander UK plc 2012 Annual Report	13

Business Review

Key Performance Indicators continued

STRATEGIC PRIORITY:

DEVELOPING LEADING EFFICIENCY AND CUSTOMER EXPERIENCE

UNDERPINNED BY IT

KPI AND DEFINITION	WHY IS IT MONITORED / TARGET	2012 PERFORMANCE
Customer satisfaction – as measured by the Financial Research Survey (‘FRS’)

FRS is an independent monthly survey of approximately 5,000 consumers covering the personal finance sector, run by GfK.

The “Overall Satisfaction” score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance and Unsecured Personal Loans (‘UPLs’) in the three months ended 31 December 2011 and 31 December 2012.

The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds TSB, Nationwide and NatWest.

We continue to place significant focus on improving the customer experience and putting it at the heart of our customer engagement model.

We aim to be a top three bank for customer satisfaction, as measured by the FRS, by 2015.

In 2012, we continued our efforts in tackling our service issues and made good progress in building a corporate culture based around the customer experience.

The impact of our investments in comprehensive recruitment, training and development programmes in the branch and contact centre network have been reflected in improvements in both external and internal measures of customer satisfaction, with Santander UK achieving the largest improvement in overall customer satisfaction compared to our competitors in 2012, as measured by the FRS.

2012: 54%

2011: 50%

2010: 53%

Cost-to-income ratio

The cost-to-income ratio is defined as total operating expenses excluding provisions and charges divided by total operating income.	We review the cost-to-income ratio in order to measure the operating efficiency of Santander UK. We aim for a sustainable cost-to-income ratio of 45%-49% by 2015.

Our cost to income ratio was 45% in 2012 (2011: 47%), or 53% if the benefit of the gain from the CME is excluded.

We believe that this ratio continues to compare well to other UK banks and costs remain under tight control.

2012: 45%

(excluding CME gain: 53%)

2011: 47%

2010: 41%

14	Santander UK plc 2012 Annual Report

Business Review

Key Performance Indicators continued

STRATEGIC PRIORITY:

BALANCE SHEET STRENGTH

KPI AND DEFINITION	WHY IS IT MONITORED / TARGET	2012 PERFORMANCE
Core Tier 1 capital ratio

Core Tier 1 capital ratio is defined by the UK Financial Services Authority (‘FSA’) as tangible shareholders’ funds less certain capital deductions, divided by risk-weighted assets.

We review the Core Tier 1 capital ratio to ensure Santander UK maintains sufficient capital resources to: ensure it is well capitalised relative to the minimum regulatory capital requirements set by the FSA; support its risk appetite and economic capital requirements; and support its credit rating.

We aim to comfortably exceed regulatory capital requirements and target a ratio of over 10% as Basel III changes are phased in.

At the end of 2012, Santander UK’s Core Tier 1 capital ratio remained strong at 12.2%, amongst the highest of the UK banks. 2012: 12.2% 2011: 11.4% 2010: 11.5%

Loan-to-deposit ratio

The loan-to-deposit ratio represents customer assets (i.e. retail and corporate assets) excluding reverse repos divided by customer liabilities (i.e. retail and corporate deposits) excluding repos.

We review the loan-to-deposit ratio in order to assess Santander UK’s ability to fund its commercial operations with commercial borrowings, reducing reliance on wholesale markets while improving customer product holdings.

We aim to reduce the loan-to-deposit ratio over the longer term in line with the growth of the corporate banking business. In the medium-term the aim is to reduce the ratio to below 120%.

During 2012, the loan-to-deposit ratio improved by six percentage points to 130% whilst we continued to strengthen our balance sheet further with selective deleveraging in mortgages, together with growing our current account and savings balances. We expect this ratio to deteriorate in 2013 as we focus on retaining core deposits with the greater relationship value, and deliberately reduce deposits that we perceive to be less valuable.

2012: 130%

2011: 136%

2010: 128%

Retail and Corporate loan loss rate

The Retail and Corporate loan loss rate represents the impairment charge on loans and advances for Retail Banking and Corporate Banking divided by average loans and advances held at amortised cost at the balance sheet date.

The granting of credit is one of our major sources of income and therefore one of our most significant risks.

We monitor the loan loss rate as an indicator of the quality of our loan portfolios.

Management’s target is to ensure that the loan loss rate is appropriate for business operations given current market conditions.

Credit provisions were higher than in 2011. They were impacted by provisions relating to older vintage loans. 2012: 29bps 2011: 24bps 2010: 36bps

Profit after tax

Profit after tax is defined as the statutory consolidated profit after tax for the year.

We review profit after tax in order to monitor the effectiveness of Santander UK’s strategy in generating an appropriate risk adjusted return and ability to increase the strength of its capital base and its capacity to pay dividends.

Management’s target is to achieve sustainable growth in profits over the medium-term at an acceptable level of risk.

Profit after tax of £939m in 2012 was £36m higher than in 2011 with a number of significant items impacting the results in both 2012 and 2011. 2012: £939m 2011: £903m 2010: £1,583m

Return on tangible book value (‘RoTBV’) (1)

RoTBV is calculated as profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

We monitor RoTBV as a measure of how much profit has been generated by the equity invested by ordinary shareholders, thus measuring overall profitability and sustainability of the business.

We target returns of 13-15% in the medium-term, assuming short-term and long-term rates increase by at least 1.5% over this period.

In 2012, RoTBV increased slightly to 9.1%. 2012: 9.1% 2011: 9.0% 2010: 21.5%

(1)	Non-GAAP measure. See page 339

Santander UK plc 2012 Annual Report	15

Business and Financial Review

Summary Risk Report

RISK MANAGEMENT

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk is critical for the effective management of the business.

In managing risk, Santander UK aims to:

•	Maintain a predictable medium-low risk profile;

•	Employ effective and advanced risk management techniques; and

•	Deliver robust financial performance, and ultimately build sustainable value for all our stakeholders.

RISK FRAMEWORK

During 2012, the Board approved a new risk management framework, setting out enhancements to the management, control and oversight of all risk types in Santander UK. This framework aims to ensure that risk is properly managed and controlled on behalf of all stakeholders.

The key components of this framework include:

•	Risk definition and structure

In carrying out its business Santander UK is exposed to various risks. To aid their identification and assessment, these risk types are categorised as either

•	Financial risks (credit risk, traded market risk, and structural risks), and Non-financial risks (including operational risk, conduct risk, and reputational risk).

•	Core principles

Underpinning the framework is a set of core risk management principles. These cover the:

•	Accountability for risk management, its governance, and system of internal control,

•	Requirement to identify, assess, manage and report all material risks,

•	Relationships between risk, performance management and remuneration

•	Governance, roles and responsibilities

Setting out clear responsibilities by role and by business area and a comprehensive committee structure to facilitate effective governance and decision making.

•	System of internal control

Comprising a hierarchy of risk frameworks, policies and limits for each specific risk type.

To deliver against this framework, the Santander UK group is organised into three ‘lines of defence’. This allows a distinction between risk execution, risk control and risk oversight, and ultimately aims to ensure that risk is a clear area of focus for all our people.

ALLOCATION OF RISKS ACROSS SANTANDER UK

A main facet of Santander UK’s business model is a focus on retail and commercial lending. As such, the Santander UK group’s key source of risk is credit risk. This is illustrated in the diagram, which sets out the allocation of risk across the Santander UK group based on the economic capital requirement for each risk type at 31 December 2012.

Note. The allocation is limited to risks for which capital is considered a mitigant, and does not take account of diversification effects across risks.

16	Santander UK plc 2012 Annual Report

Business and Financial Review

Summary Risk Report continued

TOP AND EMERGING RISKS

A ‘top risk’ is defined as being a current, emerged risk within our business which could potentially have a material impact on our financial results, reputation and the sustainability of the long-term business model. It may develop or crystallise within one year. An ‘emerging risk’ is defined as being one with large uncertain outcomes and may develop or crystallise beyond one year. Crystallisation of an emerging risk could have a material effect on long term strategy.

Santander UK uses risk factors to identify and monitor top and emerging risks. All of our activities involve, to varying degrees, identification, assessment, management and reporting of risk or combinations of risks. During 2012, senior management focused on certain top and emerging risks and their causes. These included:

Capital risk is the risk that the Santander UK does not have an adequate amount, or quality of capital to meet internal and external requirements. The finalisation of regulatory capital rules in the European Union currently remains under discussion. When these eventually come into force they may differ from the current Basel III proposals in certain areas. Moreover, the timing of their implementation is still subject to uncertainty. This has ramifications for the level of capital we are required to hold.

See “Capital Risk” in the Risk Management Report and “Capital management and resources” in the Business Review for more information. Details of Santander UK’s capital management and resources are set out in Note 47 to the Consolidated Financial Statements.

Conduct risk is a key risk to Santander UK in view of the evolving regulatory environment and the requirement to make significant conduct remediation provisions. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. Santander UK is continuing to place significant focus in seeking to ensure that customers receive the right outcome in every instance and that the necessary controls are in place to mitigate the associated risks. This has been embodied in Santander UK’s approach of ensuring that its products and its dealings with customers are simple, personal and fair.

See “Conduct Risk” in the Risk Management Report for more information. Details of Santander UK’s provision for conduct remediation are set out in Note 36 to the Consolidated Financial Statements. Further information on conduct remediation provision sensitivities is set out in “Critical accounting policies” in Note 1 to the Consolidated Financial Statements.

Credit risk is a key risk to Santander UK as lending represents our most significant activity and because of the consequent risk of loss.

Details of Santander UK’s credit risk exposures (by business segment and key product), how credit risk is managed and mitigated, higher risk loans, credit quality, arrears, non-performing loans and forbearance activities are set out in the Credit Risk sections of the Risk Management Report starting on pages 74 and 140. Information on impairment loss sensitivities is set out in “Critical accounting policies” in Note 1 to the Consolidated Financial Statements.

Liquidity risk is the risk that Santander UK, although solvent, either does not have available sufficient financial resources to meet its obligations as they fall due, or can secure them only at excessive cost.

In common with many other UK banks, Santander UK faced multiple reviews from our credit rating agencies, mostly in the first half of 2012. Following the affirmation of our ratings by the main credit rating agencies, and regulatory developments, we started to reduce liquidity balances in the fourth quarter of 2012, reflecting a reduced risk of outflows arising from this.

See “Liquidity Risk” in the Risk Management Report for more information.

Pension risk is both the risk of the change in the accounting position and the risk of an unplanned increase in funding required by Santander UK’s defined benefit pension schemes. Pension risk can also directly affect Santander UK’s capital position.

Key risk factors that affect pension risk include long term interest rates, inflation expectations, salary growth, longevity of the scheme members, investment performance as well as changes in the regulatory environment.

Further information on Santander UK’s pension obligations, including the current asset allocation and sensitivity to key risk factors can be found in ‘Critical Accounting Policies’ in Note 1 and in Note 37 to the Consolidated Financial Statements.

Strategic risk is the risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.

Senior management assesses the strategic risks which might emerge as a consequence of the plans for the growth of Santander UK’s corporate business over the next few years. Management’s strategy is set out on page 7 of the Chief Executive Officer’s Review.

Santander UK plc 2012 Annual Report	17

Business and Financial Review

Summary Risk Report continued

PREDICTABLE, MEDIUM-LOW RISK PROFILE

Credit risk highlights – residential mortgages

	2012 £m	2011 £m	2010 £m
Mortgage non-performing loans (‘NPLs’)(1)(2) - UK	2,719	2,434	2,343
Mortgage loans and advances to customers(2)	156,583	166,201	165,772
Mortgage impairment loan loss allowances	552	478	526
Mortgage NPLs ratio(3)	1.74%	1.46%	1.41%
Coverage ratio(4)	20%	20%	22%

(1)	Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for typically three months or longer.
(2)	Excludes accrued interest.
(3)	Mortgage NPLs as a percentage of total mortgage loans and advances to customers
(4)	Impairment loan loss allowances as a percentage of NPLs.

During 2012, the mortgage NPLs ratio increased to 1.74% (2011: 1.46%). This was primarily due to regulatory-driven changes in collections policies introduced at the beginning of 2012 and the consequent change in the level of NPLs. The mortgage NPLs ratio was also adversely affected by the managed reduction of the mortgage portfolio which decreased to £156.6bn at 31 December 2012 (2011: £166.2bn). Excluding the impact of these changes, the mortgage NPLs ratio remained broadly stable.

The collections policy changes included tightening of forbearance policies in line with regulatory guidance, and increasing the use of affordability assessments in arrears situations to ensure all arrangements are affordable and sustainable. This resulted in some instances of slower account rehabilitation. Whilst the rate of accounts entering NPLs did not increase, the effect of these changes was to slow the rate of improvement and cures, resulting in cases remaining longer in NPLs. While these changes reflect a more conservative approach to the assessment of NPLs, they are not expected to lead to a significant increase in write-offs.

In 2012, mortgage write-offs decreased to £87m from £103m in 2011. The graph opposite shows mortgage write-offs as a percentage of loan loss allowances at the year-end over the last five years. This demonstrates the relative predictability of the performance of the mortgage portfolio and its quality.

Credit risk highlights – Corporate Banking

	2012 £m	2011 £m	2010 £m
Corporate Banking NPLs(1)(2)	835	745	643
Corporate Banking loans and advances to customers(2)	19,605	18,856	14,615
Corporate Banking impairment loan loss allowances	407	296	202
Corporate Banking NPLs ratio	4.26%	3.95%	4.40%
Coverage ratio	49%	40%	31%

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed unlikely that the counterparty will be able to maintain payments.

(2)	Excludes accrued interest.

During 2012, the Corporate Banking NPLs ratio increased to 4.26% (2011: 3.95%). This largely arose from the performance of a small number of older vintage loans which were acquired with Alliance & Leicester. At the same time, the growth in the portfolio was slower than in 2011 which impacted the ratio.

The level of new NPLs also increased during the year, particularly within the mid corporate and SME sectors where certain customers and sub-sectors (e.g. leisure and care) found revenue under pressure due to lower consumer spending despite the low interest rate environment.

The graph opposite shows Corporate Banking NPL stock by deal vintage over the last few years. This demonstrates that Corporate Banking lending in the last four years has performed well, with a much lower NPL ratio in these vintages.

18	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results

GROUP SUMMARY

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m
Net interest income	2,915	3,830	3,814
Non-interest income	1,986	1,355	1,220

Total operating income	4,901	5,185	5,034

Administrative expenses	(1,976)	(1,995)	(1,793)
Depreciation, amortisation and impairment	(246)	(447)	(275)

Total operating expenses excluding provisions and charges	(2,222)	(2,442)	(2,068)

Impairment losses on loans and advances	(1,009)	(565)	(712)
Provisions for other liabilities and charges	(439)	(917)	(129)

Total operating provisions and charges	(1,448)	(1,482)	(841)

Profit before tax	1,231	1,261	2,125
Taxation charge	(292)	(358)	(542)

Profit for the year	939	903	1,583

Attributable to:
Equity holders of the parent	939	903	1,544
Non-controlling interest	—	—	39

2012 compared to 2011

Profit before tax decreased by £30m to £1,231m in 2012 (2011: £1,261m), whilst profit after tax rose 4% to £939m. Profit before tax continued to be adversely impacted by structural market conditions, primarily low interest rates and increased term funding costs. 2012 benefitted from the non-recurrence of the significant customer remediation provision, principally in relation to payment protection insurance (‘PPI’), of £751m before tax made in 2011. There were a number of significant items in 2012 resulting in a net gain of £84m profit before tax, including a gain on a capital management exercise and provisions relating to the non-core corporate and legacy portfolios, conduct remediation and costs arising from the termination of the acquisition of businesses from RBS.

Material movements by line:

•

Net interest income decreased by £915m to £2,915m in 2012 (2011: £3,830m). The key drivers of the decrease were sustained lower interest rates which reduced income earned on the structural hedges put in place in 2008-2009 and now maturing in a much lower, static rate environment, and the higher cost of funding (both retail deposits and wholesale term funding). In addition, lower mortgage business volumes, as we selectively reduced parts of our mortgage book, negatively impacted net interest income.

These decreases were partly offset by the favourable impact of improved lending margins as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new business in both the mortgage and corporate loan portfolios, even though the launch of the Funding for Lending Scheme in the last quarter of 2012 reduced funding costs and had a negative impact on asset pricing.

In addition, net interest income increased as a result of growth in corporate customer loans, with much of this growth generated through the network of 35 regional Corporate Business Centres which serve our SME clients. SME lending balances increased by 18% compared to 31 December 2011.

•

Non-interest income increased by £631m to £1,986m in 2012 (2011: £1,355m), principally due to the significant gain earned on the repurchase of certain debt capital instruments completed on 16 July 2012. The net impact of the purchase and crystallisation of mark-to-market positions on associated derivatives resulted in a gain of £705m.

The remaining decrease of £74m was principally due to increased repo costs relating to the management of the liquid asset portfolio being reported in net trading and other income, lower non-interest income reflecting reduced assets in the non-core corporate and legacy portfolios in run-off.

In addition, the replacement of overdraft net interest income with daily fees as a result of the new pricing structure for current accounts resulted in higher fees, but these were more than offset by a decrease in monthly overdraft fees charged to customers and a higher volume of fees waived as we promoted our 1|2|3 credit card. Fees from unsecured lending and mortgages were also lower driven by reduced customer volumes.

Santander UK plc 2012 Annual Report	19

Business and Financial Review

Divisional Results continued

Volume growth in the SME business resulted in increases in income from treasury services, banking and cash transmission services, invoice discounting and asset finance. This was partially offset by lower income in retail structured products and money markets.

Markets delivered a solid performance, with a much improved performance in the fixed income and equity businesses, partly offset by lower market volumes principally affecting the financial institutions business.

•

Administrative expenses decreased by £19m to £1,976m in 2012 (2011: £1,995m). Reduced costs were driven by further efficiencies, lower Markets variable staff remuneration costs and lower technology costs relating to regulatory projects in Corporate Centre. These were in part offset by investment in new Retail Banking products, including the 1|2|3 product range and the continued investment in the growth of the SME, Large Corporates and Markets (relating to new products, markets and customer segments) businesses. During 2012, we increased our regional Corporate Business Centres by seven (net) and significantly increased our capacity to serve SMEs by recruiting 113 customer-facing staff into our business.

•

Depreciation, amortisation and impairment costs decreased by £201m to £246m (2011: £447m). The decrease reflected the write-off of certain intangible assets in December 2011 and lower software depreciation costs following the impairment of these intangible assets in December 2011. In addition, lower operating lease depreciation resulted from lower balances in the legacy portfolio in run-off following the continued deleveraging process. This was partially offset by the continued investment in the IT systems to support growth in Corporate Banking.

•

Impairment losses on loans and advances increased by £444m to £1,009m in 2012 (2011: £565m). The increase was mainly due to the £335m provision made following the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provision related to assets acquired from Alliance & Leicester plc (particularly the shipping portfolio) as well as certain assets within the old Abbey Commercial Mortgages book. The provision raised reflects the increasing losses experienced in these portfolios.

The remaining increase of £109m largely reflects the increase in the level of non-performing mortgage loans affected by the regulatory collection process changes. The underlying performance on mortgages remains broadly stable due to the continued low interest rate environment and the high quality of the book. In addition, provisions increased as a result of provisions raised in the first half of 2012 relating to the non-core portfolio. The increase was partly offset by lower losses experienced in the commercial real estate portfolio as transactions that originated at the peak of the market have begun to work their way out of the book and a reduction in unsecured products charges, mainly in the cards and consumer finance portfolios.

Secured retail loan coverage remained conservative at 20%, whilst the stock of properties in possession (‘PIP’) reduced to 924 cases at 31 December 2012 from 965 at 31 December 2011. This level of PIP represented only 0.06% of the portfolio and remained well below the industry average.

•

Provisions for other liabilities and charges reduced by £478m to £439m in 2012 (2011 £917m). 2012 included a net provision for conduct remediation of £232m, relating to retail products and to interest rate derivatives sold to corporate customers. In addition, there was a £55m write off of costs arising from the termination of the acquisition of the RBS businesses. In 2011, Santander UK made a customer remediation provision relating principally to PPI of £751m. No additional provision relating to PPI was required in 2012.

The UK Bank Levy and Financial Services Compensation Scheme (‘FSCS’) fees were £58m lower than in 2011, largely reflecting the impact of ongoing deleveraging on the balance sheet. This was partially offset by restructuring costs of £45m incurred in 2012 in relation to the closure of certain properties and redundancies.

•	The effective tax rate for 2012, based on profit before tax was 23.7% (2011: 28.4%) which is broadly in line with the UK standard corporation tax rate of 24.5% (2011: 26.5%).

2011 compared to 2010

Profit before tax decreased by £864m to £1,261m in 2011 (2010: £2,125m). In common with other UK banks, a provision for customer remediation of £751m before tax has been made, principally in relation to PPI. Notwithstanding this, Santander UK remained profitable in 2011, maintaining the strong track record of profitability and strengthening of the balance sheet. Profit before tax was also impacted by the full year effects of UK regulatory requirements to hold higher levels of liquid assets introduced in June 2010, higher funding costs and the low interest rate environment.

20	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

Material movements by line:

•

Net interest income increased by £16m to £3,830m in 2011 (2010: £3,814m). Net interest income increased by £397m as a result of the inclusion of the additional ten months in 2011 of net interest income of the companies previously owned by Banco Santander, S.A. (the ‘Perimeter Companies’) that were acquired in October and November 2010, as described in Note 45 to the Consolidated Financial Statements. The remaining decrease of £381m was largely due to the full year impact of the cost of higher liquid asset balances in response to UK regulatory requirements introduced in June 2010, higher cost of retail deposits and new wholesale medium-term funding, and the ongoing impact of a low interest rate environment. In addition, interest on overdraft accounts was lower with interest charges replaced by daily fees, which are accounted for as non-interest income. There was also a reduced contribution from the run down Treasury asset portfolio.

These decreases were partly offset by the favourable impact of improved lending margins and growth in customer loans. The improved lending margins were due to an increased proportion of customers reverting to standard variable rate mortgages in the current low interest rate environment, and improved margins on new business in both Retail Banking and Corporate Banking.

•

Non-interest income increased by £135m to £1,355m in 2011 (2010: £1,220m). Of the total increase, £36m represented the inclusion of the Perimeter Companies’ non-interest income for the full year in 2011. The remaining increase of £99m was due to an increase in banking fees of £99m as a result of a new pricing structure for current accounts, replacing overdraft net interest income with daily fees. In addition, Corporate Banking non-interest income increased, generated by growing the loan markets and SME business, supported by the short-term markets business and interest rate related sales. Hedge ineffectiveness also resulted in gains in 2011 compared to losses reported in 2010. There were also lower losses on disposals of assets in the Treasury asset portfolio which is being run down.

These positive drivers were partially offset by the non-recurrence in 2011 of an £87m gain reported in 2010 arising on the revaluation of Santander UK’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by Santander UK, and profits of £39m on the sale of certain businesses, including James Hay, in 2010. In addition, investment fees were lower driven by a decline in the market for investment products, a shift in the mix of sales, and lower margins on structured investment products. The Markets business reported lower income largely due to reduced market activity.

•

Administrative expenses increased by £202m to £1,995m in 2011 (2010: £1,793m). Of the total increase, £170m represented the inclusion of the Perimeter Companies’ administrative expenses for the full year in 2011. The remaining increase of £32m was largely due to investment in the business, offset by further efficiencies. In Retail Banking, the investment included increased headcount costs due to the recruitment of additional customer-facing staff relating to customer service initiatives, whilst in Corporate Banking, investment focused on extending the Corporate Business Centre network and product capability for customers. This increase was partly offset by a reduction in costs driven by further ongoing efficiency initiatives. In addition, the Corporate Banking legacy portfolios in run-off reported lower costs as a result of activity being reduced and disposals.

•

Depreciation, amortisation and impairment costs increased by £172m to £447m in 2011 (2010: £275m). Of the total increase, £12m represented the inclusion of the Perimeter Companies’ depreciation and amortisation costs for the full year in 2011. The remaining increase of £160m was largely due to the write-off of £112m of software assets as a result of a reduction in the related expected future economic benefits, and the write-off of Cater Allen Private Bank goodwill of £60m as a result of a reassessment of the value of certain parts of the business in light of recent market conditions and regulatory developments.

•

Impairment losses on loans and advances decreased by £147m to £565m in 2011 (2010: £712m). Impairment losses on loans and advances increased by £132m as a result of the inclusion of the Perimeter Companies’ impairment losses on loans and advances in 2011. This increase was offset by a decrease of £279m due to lower retail product charges due to largely stable arrears resulting from the continued low interest rate environment, a high quality mortgage book and effective collection handling, as well as the higher quality of business written on unsecured personal loans and a stable banking portfolio. The decrease with respect to retail products was partially offset by higher impairment losses in the corporate portfolios primarily a result of increased stress in the legacy portfolios in run-off of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written before 2008, particularly within the care home and leisure industry sectors.

•

Provisions for other liabilities and charges increased by £788m to £917m in 2011 (2010: £129m). Of the total increase, £11m represented the inclusion of the Perimeter Companies’ provisions for other liabilities and charges for the full year in 2011.The remaining increase of £777m primarily reflected a £751m charge for customer remediation principally in relation to payment protection insurance as described in Note 36 to the Consolidated Financial Statements and in “Shareholder Information - Risk Factors”. The increase also reflected the introduction of the UK Bank Levy of £48m and the inclusion here of FSCS fees.

•

The taxation charge decreased by £184m to £358m in 2011 (2010: £542m). The reduction was largely due to the reduction in taxable profits, partly offset by the effect of the non-deductable UK Bank Levy introduced in 2011 and the non-chargeable gain in 2010 on the revaluation of Santander UK’s holding in Santander Consumer (UK) plc.

Santander UK plc 2012 Annual Report	21

Business and Financial Review

Divisional Results continued

Critical factors affecting results

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

The rest of this section contains a summary of the results, and commentary thereon, by Income Statement line item for each segment.

Basis of results presentation

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented. The Company’s board of directors (the ‘Board’) is the chief operating decision maker for Santander UK. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows Santander UK’s normal accounting policies and principles, including measures of operating results, assets and liabilities. The prior years’ segmental analyses have been adjusted to reflect the fact that reportable segments have changed, as described in Note 2 to the Consolidated Financial Statements.

PROFIT BEFORE TAX BY SEGMENT

31 December 2012	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	2,855	329	(6)	(263)	2,915
Non-interest income	720	381	184	701	1,986

Total operating income	3,575	710	178	438	4,901

Administration expenses	(1,604)	(255)	(98)	(19)	(1,976)
Depreciation, amortisation and impairment	(186)	(15)	(2)	(43)	(246)

Total operating expenses excluding provisions and charges	(1,790)	(270)	(100)	(62)	(2,222)

Impairment losses on loans and advances	(440)	(109)	—	(460)	(1,009)
Provisions for other liabilities and charges	(5)	(2)	(2)	(430)	(439)

Total operating provisions and charges	(445)	(111)	(2)	(890)	(1,448)

Profit/(loss) before tax	1,340	329	76	(514)	1,231

31 December 2011	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,192	296	(3)	345	3,830
Non-interest income	776	358	162	59	1,355

Total operating income	3,968	654	159	404	5,185

Administration expenses	(1,615)	(212)	(109)	(59)	(1,995)
Depreciation, amortisation and impairment	(208)	(11)	(2)	(226)	(447)

Total operating expenses excluding provisions and charges	(1,823)	(223)	(111)	(285)	(2,442)

Impairment losses on loans and advances	(345)	(120)	—	(100)	(565)
Provisions for other liabilities and charges	—	(3)	(3)	(911)	(917)

Total operating provisions and charges	(345)	(123)	(3)	(1,011)	(1,482)

Profit/(loss) before tax	1,800	308	45	(892)	1,261

31 December 2010	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income	2,768	238	—	808	3,814
Non-interest income	619	300	221	80	1,220

Total operating income	3,387	538	221	888	5,034

Administration expenses	(1,464)	(210)	(74)	(45)	(1,793)
Depreciation, amortisation and impairment	(165)	(10)	(2)	(98)	(275)

Total operating expenses excluding provisions and charges	(1,629)	(220)	(76)	(143)	(2,068)

Impairment losses on loans and advances	(551)	(103)	—	(58)	(712)
Provisions for other liabilities and charges	—	—	—	(129)	(129)

Total operating provisions and charges	(551)	(103)	—	(187)	(841)

Profit before tax	1,207	215	145	558	2,125

22	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with a turnover of less than £250,000 per annum. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards and personal loans as well as a range of insurance policies.

Summarised income statement

	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m
Net interest income	2,855	3,192	2,768
Non-interest income	720	776	619

Total operating income	3,575	3,968	3,387

Administration expenses	(1,604)	(1,615)	(1,464)
Depreciation, amortisation and impairment	(186)	(208)	(165)

Total operating expenses excluding provisions and charges	(1,790)	(1,823)	(1,629)

Impairment losses on loans and advances	(440)	(345)	(551)
Provisions for other liabilities and charges	(5)	—	—

Total operating provisions and charges	(445)	(345)	(551)

Profit before tax	1,340	1,800	1,207

Balances and ratios

	31 December 2012 £bn	31 December 2011 £bn	31 December 2010 £bn
Total assets	169.5	180.4	180.7
Customer assets	165.3	175.5	175.5
Risk-weighted assets	38.8	39.7	37.9
Customer deposits	127.2	121.4	126.4
Mortgage NPLs ratio(1)(2)	1.74%	1.46%	1.41%
Mortgage coverage ratio(1)(3)	20%	20%	22%

(1)	Accrued interest is excluded for purposes of these analyses.
(2)	Mortgage NPL’s as a percentage of mortgage assets.
(3)	Mortgage impairment loss allowance as a percentage of mortgage NPL’s.

Business volumes

Business volumes are used by management to assess the performance of Santander UK, both absolutely and relative to its peer group, and to inform management of product trends in the market.

	31 December 2012 £bn	31 December 2011 £bn	31 December 2010 £bn
Mortgage gross lending (1)	£14.6bn	£23.7bn	£24.2bn
Mortgage net lending (1)	£(9.4)bn	£1.1bn	£5.6bn
UPL gross lending	£1.1bn	£1.5bn	£1.3bn
Retail deposit flows	£5.8bn	£(5.0)bn	£6.5bn
Investment sales Annual Premium Income (‘API’) (2)	£2.0bn	£2.8bn	£3.5bn

Residential retail mortgage loans	£156.6bn	£166.2bn	£165.8bn
Unsecured personal loans (‘UPLs’)	£2.3bn	£2.9bn	£3.3bn

Bank account openings (3) (000’s)	895	836	1,005
Credit card sales (4) (000’s)	618	543	435
Market share (5)
Mortgage gross lending	10.2%	16.8%	17.9%
Mortgage stock	13.1%	13.9%	13.9%
Bank account stock	9.3%	9.1%	9.2%

(1)	Includes social housing loans held within Corporate Banking and Corporate Centre, to align with CML reporting.
(2)	Annualised equivalent of monthly premiums generated from new business during the year.
(3)	Bank account openings include personal, SME and private banking current accounts.
(4)	Credit card sales only include personal credit cards distributed through the branches.
(5)

Market share of mortgage gross lending and mortgage stock estimated by Santander UK for each year, having regard to individual lending data published by the Bank of England for the first eleven months of each year. Historic data is adjusted to reflect actual data published for the year. Market share of bank account stock estimated by Santander UK for each year, having regard to market research published by CACI.

Santander UK plc 2012 Annual Report	23

Business and Financial Review

Divisional Results continued

Retail Banking profit before tax

2012 compared to 2011

Profit before tax decreased by £460m to £1,340m (2011: £1,800m). By income statement line, the movements were:

•

Net interest income decreased by £337m to £2,855m in 2012 (2011: £3,192m). The key driver of the decrease in net interest income was the higher cost of funding (both retail deposits and wholesale term funding). In addition, lower mortgage new business volumes, as we selectively reduced parts of our mortgage book, negatively impacted net interest income, as did interest on overdraft accounts being lower with interest charges being replaced by daily fees, which are included within non-interest income.

These decreases were partly offset by the favourable impact of improved lending margins as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new business in both the mortgage and unsecured loan portfolios.

•

Non-interest income decreased by £56m to £720m in 2012 (2011: £776m). The replacement of overdraft net interest income with daily fees as a result of the new pricing structure for current accounts resulted in higher fees, but these were more than offset by a decrease in monthly overdraft fees charged to customers and a higher volume of fees waived as we promoted our 1|2|3 credit card. Fees from unsecured lending and mortgages were also lower driven by reduced customer volumes.

•

Administration expenses decreased by £11m to £1,604m in 2012 (2011: £1,615m). Reduced costs driven by further efficiencies were in part offset by investment in new products, including the 1|2|3 product range.

•

Depreciation and amortisation expenses decreased by £22m to £186m in 2012 (2011: £208m). The decrease reflected lower software depreciation costs following the impairment of certain intangible assets in December 2011.

•

Impairment losses on loans and advances increased by £95m to £440m in 2012 (2011: £345m). This was largely due to the increase in the level of non-performing mortgage loans affected by several collection policy and reporting changes. The underlying performance on mortgages remains broadly stable due to the continued low interest rate environment and the high quality of the book. The increase was partly offset by a reduction in unsecured products charges, mainly in the cards and consumer finance portfolios.

Secured coverage remained conservative at 20%, whilst the stock of properties in possession (‘PIP’) reduced to 924 cases from 965 at 31 December 2011. This level of PIP represented only 0.06% of the portfolio and remained well below the industry average.

•	Provisions for other liabilities and charges increased by £5m to £5m in 2012 (2011: £nil).

2011 compared to 2010

Profit before tax increased by £593m to £1,800m (2010: £1,207m). By income statement line, the movements were:

•

Net interest income increased by £424m to £3,192m in 2011 (2010: £2,768m). Net interest income increased by £397m as a result of the inclusion of the additional ten months in 2011 of the net interest income of the Perimeter Companies.

The remaining increase of £27m included the favourable impact of improved lending margins as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new business in both the mortgage and unsecured loan portfolios. These increases were partly offset by the higher cost of retail deposits reflecting the very competitive market for customer funds. In addition, interest on overdraft accounts was lower with interest charges replaced by daily fees, which are accounted for as non-interest income.

•

Non-interest income increased by £157m to £776m in 2011 (2010: £619m). Of the total increase, £36m represented the inclusion of the additional ten months in 2011 of the non-interest income of the Perimeter Companies.

The remaining increase of £121m was principally due to an increase in banking fees of £99m as a result of a new pricing structure for current accounts, replacing overdraft net interest income with daily fees. This was partially offset by lower investment fees driven by a decline in the market and the mix of sales shifting away from structured investment products towards managed funds (which will yield a trail income in future periods rather than an upfront commission), and lower margins on structured investment products.

24	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

•

Administration expenses increased by £151m to £1,615m in 2011 (2010: £1,464m). Administration expenses increased by £170m due to the inclusion of the additional ten months in 2011 of the administrative expenses of the Perimeter Companies.

The remaining decrease of £19m reflected reduced costs driven by further efficiencies largely offset by increased headcount costs due to the recruitment of additional customer-facing staff relating to customer service initiatives, including an additional 1,100 full time employees.

•

Depreciation and amortisation expenses increased by £43m to £208m in 2011 (2010: £165m). Of the total increase, £12m represented the inclusion of the additional ten months in 2011 of the depreciation and amortisation costs of the Perimeter Companies. The remaining increase of £31m reflected continued investment in the IT systems to support growth.

•

Impairment losses on loans and advances decreased by £206m to £345m in 2011 (2010: £551m). Impairment losses increased by £132m as a result of the inclusion of the additional ten months in 2011 of the impairment losses of the Perimeter Companies. Of the remaining decrease of £338m, the most significant reduction related to mortgages and unsecured loans. The lower mortgage charge resulted from largely stable arrears due to the continued low interest rate environment, a high quality mortgage book and effective collection handling. Similarly, performance across the unsecured portfolios improved in the year due to the higher quality of business written on unsecured personal loans over the previous two years, and a stable banking portfolio.

Secured coverage remained conservative at 20%, whilst the stock of properties in possession (‘PIP’) increased to 965 cases from 873 at 31 December 2010. This level of PIP still only represented 0.06% of the book and remained well below the industry average based on Council of Mortgage Lenders (‘CML’) published data. The mortgage non-performing loan ratio increased slightly to 1.46% from 1.41% at 31 December 2010.

Retail Banking balances and ratios

2012 compared to 2011

•	Total assets decreased by 6% to £169.5bn in 2012 (2011: £180.4bn) driven by the decrease in customer assets described below.

•

Customer assets decreased by 6% to £165.3bn in 2012 (2011: £175.5bn), largely due to management actions taken to tighten the lending criteria associated with higher loan-to-value and interest-only mortgages.

•	Risk-weighted assets decreased by 2% to £38.8bn in 2012 (2011: £39.7bn), reflecting the reduction in mortgage assets partially offset by an increase due to a change to a higher risk-weighted model.

•

Customer deposits increased by 5% to £127.2bn in 2012 (2011: £121.4bn). 2012 benefited from a strong cross tax year ISA campaign where we attracted £9.1bn (net) of deposits, and £3.8bn of current account balance growth following the launch in March 2012 of the new 1|2|3 account. This was partially offset by a reduction in short-term and rate-sensitive deposits that offered limited long-term relationship opportunities.

•

The mortgage NPL ratio increased to 1.74% in 2012 (2011: 1.46%). The rise in the mortgage NPL ratio was largely attributable to several collection policy and reporting changes, which meant more cases remained classified as NPLs for longer. The calculation of the NPL ratio was also adversely affected by the impact of the managed reduction of the mortgage portfolio over the year, which decreased to £156.6bn from £166.2bn. Excluding the policy and definitional changes, mortgage NPLs balances decreased slightly over the year.

•	The mortgage coverage ratio was unchanged at 20% in 2012 (2011: 20%), with the increase in NPLs offset by a corresponding increase in the loan loss allowance balance.

Santander UK plc 2012 Annual Report	25

Business and Financial Review

Divisional Results continued

2011 compared to 2010

•	Total assets remained broadly flat at £180.4bn in 2011 (2010: £180.7bn). This was consistent with customer assets, as described below.

•	Customer assets of £175.5bn remained flat year on year reflecting modest mortgage book growth, offset by the continued reduction in unsecured personal lending (‘UPL’) balances, which decreased by 13%.

•

Risk-weighted assets increased by 5% to £39.7bn in 2011 (2010: £37.9bn). Although the total portfolio remained largely unchanged, the mix of business moved from legacy internal risk models (with lower risk weightings) to newer higher risk-weighted models. In addition risk-weighted assets increased as a result of a higher operational risk charge driven by higher income over the previous three years.

•

Customer deposits decreased by 4% to £121.4bn in 2011 (2010: £126.4bn). This decrease was due to lower acquisition of deposits in 2011 driven by a smaller market in the UK combined with increased competition which led to unattractive pricing and negative margins in the market relative to medium-term wholesale funding.

•

The mortgage NPL ratio increased slightly to 1.46% in 2011 (2010: 1.41%). However, the underlying performance remained stable, with the overall increase due to a change in NPL definition resulting in more cases classified as NPLs. Excluding the impact of the change in NPL definition, the mortgage NPL ratio would have been 1.39%, reflecting stable underlying performance. The mortgage NPL ratio of 1.46% remained considerably below the UK industry average based on Council of Mortgage Lenders (‘CML’) published data. The mortgage non-performing loan and advances performance reflects the high quality of the mortgage book, a lower than anticipated increase in unemployment and prolonged low interest rates.

•	The mortgage coverage ratio remained robust at 20% in 2011 (2010: 22%) as a result of stable non-performing loans.

Retail Banking business volumes

2012 compared to 2011

•

Mortgage gross lending in 2012 was £14.6bn, equivalent to a market share of 10.2%, with £9.4bn negative net lending due to a managed reduction in the mortgage stock. A 50% loan-to-value (‘LTV’) cap placed on new interest only mortgages limited the amount of lending in 2012 and as a result interest only mortgage balances decreased £6.2bn in the year. The average LTV on new business completions in 2012 decreased to 63% compared to 64% in 2011. Further managed reductions in the mortgage stock and a lower market share are expected in the future, although this reduction is likely to be smaller than in 2012. We intend to lend at favourable margins with a good risk profile.

•

Total gross unsecured personal lending (‘UPL’) in 2012 decreased by 24% to £1.1bn due to a continued focus on higher credit quality customers. The de-leveraging of the unsecured personal loans book resulted in a 19% reduction in the asset to £2.3bn.

•

Customer net deposit flows were £5.8bn in 2012 resulting from a successful cross tax year ISA campaign and a material growth in current accounts following the launch of the 1|2|3 current account. This provided flexibility to reduce our short-term and rate-sensitive deposits which offer limited opportunities to build further relationships with our customers.

•	Bank account openings were up 7% to 895,000 in 2012, primarily due to the new 1|2|3 current account launched in March 2012. This included 240,000 switchers from other UK banks.

•

Credit card sales through the Santander brand of approximately 618,000 cards grew by 14% in 2012 with a continued focus on existing customers, and benefiting from approximately 542,000 new 1|2|3 credit cards opened in 2012.

26	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

2011 compared to 2010

•

Gross mortgage lending in 2011 was £23.7bn, representing an estimated market share of 16.8%. During 2011, focus remained on the quality of new lending, based on affordability and lower LTV segments. The average LTV on new business completions in 2011 was 64% compared to 62% in 2010.

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

•

The UPL stock balance decreased by 12% to £2.9bn at 31 December 2011. Despite this overall deleveraging, UPL gross lending was up 14% and £1.5bn of new loans were issued at good risk-adjusted margins to high quality customer segments.

•

Customer deposit flows were £(5.0)bn in 2011. In 2011, the acquisition of deposits slowed, in what was a smaller market, and where increased competition led to unattractive pricing and negative margins. A managed outflow of these more rate-sensitive and shorter term deposits was more than offset through the issuance of additional medium-term wholesale funding. Investments and pensions performance was down 20% largely reflecting market conditions.

•

Approximately 836,000 bank accounts were opened in 2011, building on the success of the previous two years during which time more than 2 million accounts were opened. The focus in 2011 was on improving the proportion of new bank accounts that represent the customer’s primary account, leading to an improvement in overall primacy. The decline in bank account balances reflected pressures on “real” income in the UK, with inflation running ahead of earnings growth.

•

Credit card sales through the Santander brand of approximately 543,000 cards grew by 25% in 2011 with a continued focus on existing customers, and benefiting from approximately 145,000 new 1|2|3 credit cards which have been opened since the product’s launch in the latter part of the year.

Santander UK plc 2012 Annual Report	27

Business and Financial Review

Divisional Results continued

CORPORATE BANKING

Corporate Banking offers a wide range of products and financial services to customers through a network of 35 regional CBCs and through telephony and e-commerce channels. It principally serves companies with annual turnover of more than £250,000 including Small and Medium Enterprises (‘SMEs’). Corporate Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

Within Corporate Banking, the Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

Summarised income statement

	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m
Net interest income	329	296	238
Non-interest income	381	358	300

Total operating income	710	654	538

Administration expenses	(255)	(212)	(210)
Depreciation, amortisation and impairment	(15)	(11)	(10)

Total operating expenses excluding provisions and charges	(270)	(223)	(220)

Impairment losses on loans and advances	(109)	(120)	(103)
Provisions for other liabilities and charges	(2)	(3)	—

Total operating provisions and charges	(111)	(123)	(103)

Profit before tax	329	308	215

Balances

	31 December 2012 £bn	31 December 2011 £bn	31 December 2010 £bn
Total assets	35.6	38.1	37.7
Total customer assets	19.6	18.9	14.6
- of which Corporate SMEs	10.6	9.0	6.9
Risk-weighted assets	24.8	22.9	19.4
Customer deposits	12.8	12.1	10.5

Corporate Banking profit before tax

2012 compared to 2011

Profit before tax increased by £21m to £329m in 2012 (2011: £308m). By income statement line, the movements were:

•

Net interest income increased by £33m to £329m in 2012 (2011: £296m) as a result of growth in customer loans, with much of this growth generated through the network of 35 regional Corporate Business Centres which serve our SME clients. SME lending balances increased by 18% compared to 31 December 2011. Interest margins on loans continued to improve as market pricing better reflected incremental higher funding and liquidity costs, even though the launch of the Funding for Lending Scheme in the last quarter of 2012 reduced funding costs and had a negative impact on asset pricing.

•

Non-interest income increased by £23m to £381m in 2012 (2011: £358m). Volume growth in both the SME and Large Corporate businesses resulted in increases in income from treasury services, banking and cash transmission services, invoice discounting and asset finance. This was partially offset by lower income in retail structured products and money markets.

•

Administration expenses increased by £43m to £255m in 2012 (2011: £212m). The increase reflected the continued investment in the growth of both the SME and Large Corporates business. During 2012 we increased our regional Corporate Business Centres by seven and significantly increased our capacity to serve SMEs by recruiting 113 customer-facing staff into our business.

•	Depreciation and amortisation increased by £4m to £15m in 2012 (2011: £11m) due to the continued investment in the IT systems to support growth.

28	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

•

Impairment losses on loans and advances decreased by £11m to £109m in 2012 (2011: £120m), due to lower losses experienced in the commercial real estate portfolio as transactions that originated at the peak of the market have begun to work their way out of the book. This was partially offset by ongoing stresses within the commercial mortgage portfolio especially care home and leisure sectors where the prolonged weak economic conditions are proving challenging for operators with a consequent impact on refinancing options and asset values.

•	Provisions for other liabilities and charges of £2m remained at a very low level in 2012 (2011: £3m).

2011 compared to 2010

Profit before tax increased by £93m to £308m in 2011 (2010: £215m). By income statement line, the movements were:

•

Net interest income increased by £58m to £296m in 2011 (2010: £238m). Net interest income increased as a result of growth in customer loans and deposits, with much of this growth generated through our network of 28 Corporate Business Centres which serve SME clients (SME lending balances increased by 31% and total deposit balances increased by 16% compared to 31 December 2010). Interest margins on loans continued to improve as market pricing better reflected incremental higher funding and liquidity costs.

•

Non-interest income increased by £58m to £358m in 2011 (2010: £300m), generated by growing the loan markets and SME business, supported by the short-term markets business and interest rate related sales. In addition, underlying volume growth in core businesses, particularly new business activity in relation to SMEs, resulted in increased income from the sale of ancillary products such as treasury services, banking and cash transmission services, invoice discounting and asset finance.

•

Administrative expenses increased by £2m to £212m in 2011 (2010: £210m). The increase reflected investment focused on extending the Corporate Business Centre network and product capability for customers, partially offset by operating cost savings.

•	Depreciation and amortisation expenses were broadly flat at £11m in 2011 (2010: £10m).

•

Impairment losses on loans and advances increased by £17m to £120m in 2011 (2010: £103m). The increase was primarily a result of increased stress in the pre-2008 commercial mortgage portfolio particularly within the care home and leisure industry sectors. Restructuring options generally became more difficult against a backdrop of weakening markets and reducing commercial property prices, giving rise to higher losses. Commercial Real Estate exposures written before 2008 remained a contributory factor but on a slightly reduced level.

•	Provisions for other liabilities and charges of £3m remained at a very low level in 2011 (2010: £nil).

Corporate Banking balances

2012 compared to 2011

•

Total assets comprise customer assets and assets relating to short-term markets activities including liquid assets, repos and derivatives. Total assets decreased by 7% to £35.6bn in 2012 (2011: £38.1bn) with an increase in customer assets (described below) more than offset by lower balances within our short-term markets business reflecting weaker markets.

•

Customer assets increased by 4% to £19.6bn in 2012 (2011: £18.9bn) driven by a strong performance via our 35 regional Corporate Business Centres and a broader product offering. We continued to build our growing Corporate SME franchise, with lending to this group totalling £10.6bn, an increase of 18% compared to 31 December 2011. This was largely offset by the early repayment of a significant Large Corporate loan in 2012.

•	Risk-weighted assets increased by 8% to £24.8bn in 2012 (2011: £22.9bn) due to higher lending to customers described above and includes undrawn facilities not on the balance sheet.

•

Customer deposits increased by 6% to £12.8bn in 2012 (2011: £12.1bn) with strong inflows in the second half of the year recovering significant outflows from the first half, following ratings agency downgrades and eurozone economic uncertainty. This net increase provided confidence in the resilience of the deposit customer base. We continued to focus on maintaining strong relationships with our core clients.

Santander UK plc 2012 Annual Report	29

Business and Financial Review

Divisional Results continued

2011 compared to 2010

•

Total assets comprise customer assets and assets relating to short-term markets activities including liquid assets, repos and derivatives. Total assets increased by 1% to £38.1bn (2010: £37.7bn) driven by the increase in customer assets described below, largely offset by reduced repo activity in the short-term markets business.

•

Customer assets increased by 29% to £18.9bn in 2011 (2010: £14.6bn) driven by a strong performance via the 28 Corporate Business Centres and a broader product offering. We continued to build our growing SME franchise, with lending to this group increasing by 31% to £9.0bn (2010: £6.9bn).

•	Risk-weighted assets increased by 18% to £22.9bn in 2011 (2010: £19.4bn) reflecting the asset growth described above.

•

Customer deposits increased by 16% to £12.1bn in 2011 (2010: £10.5bn), despite increased competition in the market, with net inflows achieved while increasing our proportion of deposits from SME customers.

30	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

MARKETS

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Summarised income statement

	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m
Net interest expense	(6)	(3)	—
Non-interest income	184	162	221

Total operating income	178	159	221

Administration expenses	(98)	(109)	(74)
Depreciation, amortisation and impairment	(2)	(2)	(2)

Total operating expenses excluding provisions and charges	(100)	(111)	(76)

Provision for other liabilities and charges	(2)	(3)	—

Total operating provisions and charges	(2)	(3)	—

Profit before tax	76	45	145

Balances

	31 December 2012 £bn	31 December 2011 £bn	31 December 2010 £bn
Total assets	28.2	28.7	22.1
Risk-weighted assets	4.9	3.9	4.4

Markets profit before tax

2012 compared to 2011

Profit before tax increased by £31m to £76m in 2012 (2011: £45m). By income statement line, the movements were:

•	Net interest expense increased by £3m to £6m in 2012 (2011: £3m) primarily due to a small increase in funding costs.

•

Non-interest income increased by £22m to £184m in 2012 (2011: £162m), largely due to a solid performance in Market Making businesses. There was a much improved performance from the fixed income and equity businesses which was partly offset by lower market volumes principally affecting the financial institutions businesses.

•	Administration expenses decreased by £11m to £98m in 2012 (2011: £109m). The decrease was largely due to lower staff remuneration costs.

•	Depreciation and amortisation was unchanged at £2m in 2012.

•	Provisions for other liabilities and charges remained at a very low level at £2m in 2012 (2011: £3m).

2011 compared to 2010

Profit before tax decreased by £100m to £45m in 2011 (2010: £145m). By income statement line, the movements were:

•

Net interest expense increased by £3m to £3m in 2011 (2010: £nil) due to increased funding costs reflecting the higher cost of new wholesale medium-term funding and holding higher liquid asset balances.

•

Non-interest income decreased by £59m to £162m in 2011 (2010: £221m), largely due to reduced results in the market making desks driven by weak trading activities. A weaker trading environment reduced the results of the Rates derivatives and Equity business due to reduced volumes (linked to the sale of retail structured products through the branch network). This was partially offset by growth with institutional clients.

Santander UK plc 2012 Annual Report	31

Business and Financial Review

Divisional Results continued

•

Administration expenses increased by £35m to £109m in 2011 (2010: £74m), reflecting ongoing investment in growth initiatives relating to new products, markets and customer segments. There was a 42% headcount increase across the customer transaction businesses compared to 31 December 2010.

•	Depreciation and amortisation was unchanged at £2m in 2011.

•	Provisions for other liabilities and charges of £3m remained at a very low level in 2011 (2010: £nil).

Markets balances

2012 compared to 2011

•	Total assets decreased by 2% to £28.2bn in 2012 (2011: £28.7bn), primarily reflecting a decrease in fair values of interest rate derivatives as a result of upward shifts in yield curves.

•

Risk-weighted assets increased by 31% to £4.9bn in 2012 (2011: £3.8bn) due to higher levels of trading activity increasing the stressed VaR combined with the enhancement of dataset inputs to the VaR model.

2011 compared to 2010

•	Total assets increased by 30% to £28.7bn in 2011 (2010: £22.1bn), primarily reflecting an increase in the fair values of interest rate derivatives due to a flattening of the yield curve.

•	Risk-weighted assets decreased by 11% to £3.8bn in 2011 (2010: £4.2bn) due to lower levels of trading activity decreasing the VaR, partially offset by the introduction of stressed VaR in 2011.

32	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

CORPORATE CENTRE

Corporate Centre (formerly known as Group Infrastructure), includes Financial Management & Investor Relations (‘FMIR’, formerly known as Asset and Liability Management) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run down and/or managed for value.

Summarised income statement

	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m
Net interest (expense)/income	(263)	345	808
Non-interest income	701	59	80

Total operating income	438	404	888

Administration expenses	(19)	(59)	(45)
Depreciation, amortisation and impairment	(43)	(226)	(98)

Total operating expenses excluding provisions and charges	(62)	(285)	(143)

Impairment losses on loans and advances	(460)	(100)	(58)
Provision for other liabilities and charges	(430)	(911)	(129)

Total operating provisions and charges	(890)	(1,011)	(187)

(Loss)/profit before tax	(514)	(892)	558

Balances

	31 December 2012 £bn	31 December 2011 £bn	31 December 2010 £bn
Total assets	59.6	50.4	62.4
Core liquid assets	37.6	28.4	39.5
Total customer assets	11.0	11.9	12.0
Risk-weighted assets	8.0	11.1	12.1
Customer deposits	8.6	15.7	16.6

Non-core assets

	31 December 2012 £bn	31 December 2011 £bn	31 December 2010 £bn
Social housing	7.5	7.5	6.8
Commercial mortgages	1.4	1.7	1.6
Shipping	0.7	0.9	1.2
Aviation	0.6	0.8	0.9
Other	0.8	1.0	1.5

Non-core customer assets	11.0	11.9	12.0
Treasury asset portfolio	1.9	2.6	5.2

Total non-core assets	12.9	14.5	17.2

Corporate Centre profit/(loss) before tax

2012 compared to 2011

Loss before tax increased by £378m to £(514)m in 2012 (2011: £(892)m). By income statement line, the movements were:

•

Net interest income decreased by £608m to an expense of £(263)m in 2012 (2011: £345m). The key drivers of the decrease were sustained lower interest rates which reduced income earned on the structural hedges put in place in 2008-2009 and now maturing in a much lower, static environment and the increased cost of term funding both via higher issuance volumes and higher costs. The latter was partially offset by the allocation of funding and liquidity costs to the other business units in line with their funding and liquidity requirements.

Santander UK plc 2012 Annual Report	33

Business and Financial Review

Divisional Results continued

•

Non-interest income increased by £642m to £701m in 2012 (2011: £59m), principally due to the gain earned on the repurchase of certain debt capital instruments as part of a capital management exercise in July 2012. The net impact of the purchase and crystallisation of mark-to-market positions on associated derivatives was a gain of £705m.

This increase was partially offset by a decrease of £63m that was principally due to increased repo costs relating to the management of the portfolio of liquid assets, lower non-interest income reflecting reduced assets in the non-core and legacy portfolios in run-off.

•	Administration expenses decreased by £40m to £19m in 2012 (2011: £59m) due to 2011 including technology costs relating to regulatory projects and the delivery of efficiency savings.

•

Depreciation and amortisation decreased by £183m to £43m in 2012 (2011: £226m), due to the write-off of certain intangible assets in December 2011 and lower operating lease depreciation resulting from lower balances in the legacy portfolio in run-off following the continued deleveraging process.

•

Impairment losses on loans and advances increased by £360m to £460m in 2012 (2011: £100m). The increase was mainly due to the £335m provision made following the review and full re-assessment of the assets held in the non-core corporate and legacy portfolio in run-off. The provision relates to assets acquired from Alliance & Leicester plc (especially the shipping and property portfolios) as well as certain assets taken on as part of the old Abbey Commercial Mortgages book. The provision raised reflects the increased losses experienced in these portfolios. The remaining £25m increase reflects provisions raised in the first half of 2012 relating to the non-core portfolio.

•

Provisions for other liabilities and charges reduced by £481m to £430m in 2012 (2011 £911m). In 2012, provisions for other liabilities and charges included a net provision for conduct remediation of £232m, relating to retail products and to interest rate derivatives sold to corporate customers. In addition, there was a £55m write off of costs arising from the termination of the acquisition of the RBS businesses. In 2011, Santander UK made a customer remediation provision relating principally to PPI of £751m. No additional provision relating to PPI was required in 2012.

The UK Bank Levy and FSCS fees were £58m lower than 2011, largely reflecting the impact of ongoing deleveraging on the balance sheet. This was partially offset by restructuring costs of £45m incurred in 2012.

2011 compared to 2010

(Loss)/profit before tax decreased by £1,450m to £(892)m in 2011 (2010: £558m). By income statement line, the movements were:

•

Net interest income decreased by £463m to £345m in 2011 (2010: £808m). The key drivers of the decrease were the increased cost of new term funding (issuances of £25bn in 2011) and the full year effect of higher liquid asset balances (an increase of over 30% in average liquid asset balances in 2011) in response to UK regulatory requirements introduced in June 2010. In addition, sustained lower interest rates reduced net interest income as the structural hedging yield decreased, while the non-core portfolio contributed less in line with lower balances.

This decrease was partially offset by the allocation of funding and liquidity costs to the other business units in line with their funding and liquidity requirements.

•

Non-interest income decreased by £21m to £59m in 2011 (2010: £80m), driven by the non-recurrence of the £87m gain in 2010 that arose on the revaluation of Santander UK’s original holding in Santander Consumer (UK) plc on the acquisition of the remaining shares by Santander UK, as well as £39m profits on the sale of certain businesses, including James Hay in 2010. This was largely offset by lower losses on disposals of assets in the Treasury asset portfolio and hedge ineffectiveness gains in 2011 compared to losses reported in 2010.

•	Administration expenses increased by £14m to £59m (2010: £45m), driven by increased project-related technology costs.

•

Depreciation and amortisation increased by £128m to £226m in 2011 (2010: £98m). The increase principally resulted from the write-off of software assets of £112m as a result of a reduction in the related expected future economic benefits, and the write-off of Cater Allen Private Bank goodwill of £60m as a result of a reassessment of the value of certain parts of the business in light of recent market conditions and regulatory developments. The increase was partially offset by lower operating lease depreciation due to lower balances in legacy portfolios in run-off following continued de-leveraging process.

34	Santander UK plc 2012 Annual Report

Business and Financial Review

Divisional Results continued

•

Impairment losses on loans and advances increased by £42m to £100m in 2011 (2010: £58m). The increase was due to increased charges as a result of increased stress in the non-core portfolios in run-off of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written before 2008, particularly within the care home and leisure industry sectors. Restructuring options generally became more difficult against a backdrop of weakening markets and reducing commercial property prices, giving rise to higher losses.

•

Provisions for other liabilities and charges increased by £782m to £911m in 2011 (2010: £129m), primarily reflecting a £751m charge for conduct remediation principally in relation to payment protection insurance. The increase also reflected the introduction of the UK Bank Levy and the inclusion here of the FSCS fees in 2011.

Corporate Centre balances

2012 compared to 2011

•

Total assets increased by 18% to £59.6bn (2011: £50.4bn) largely driven by increases of £2.9bn of cash at central banks, £5.1bn of new government securities held as available for sale and £1.8bn of derivatives. This was partially offset by the decrease in customer assets described below.

Core liquid assets increased by 32% to £37.6bn (2011: £28.4bn), driven primarily by a reduction in the customer funding gap (customer liabilities less customer assets) as a result of deleveraging and increased debt issuance.

•	Customer assets decreased by 8% to £11.0bn (2011: £11.9bn) due to the run down of the non-core portfolios.

•	Risk-weighted assets decreased by 28% to £8.0bn (2011: £11.1bn) due to the reduction in customer assets combined with the continued run down of the Treasury asset portfolio.

•	Customer deposits decreased by 45% to £8.6bn (2011: £15.7bn), as we have reduced reliance on rate sensitive deposits and achieved a better mix of wholesale funding.

2011 compared to 2010

•

Total assets decreased by 19% to £50.4bn in 2011 (2010: £62.4bn) largely driven by decreases of £2.6bn in the Treasury asset portfolio acquired as part of Alliance & Leicester plc, reduction in collateral balances as well as the slight decrease in customer assets described below.

Core liquid assets decreased by 28% to £28.4bn in 2011 (2010: £39.5bn), primarily due to a reduction in short term funding against which core liquid assets need to be held.

•	Customer assets reduced slightly to £11.9bn in 2011 (2010: £12.0bn) due to the run down of the non-core portfolios.

•	Risk-weighted assets decreased by 8% to £11.1bn in 2011 (2010: £12.1bn) due to the continued run down of the Treasury asset portfolio.

•	Customer deposits decreased by 6% to £15.7bn in 2011 (2010: £16.6bn), due to reduced reliance on funding from short term wholesale markets.

Santander UK plc 2012 Annual Report	35

Business and Financial Review

Balance Sheet Review

This Balance Sheet Review describes Santander UK’s significant assets and liabilities and its strategy and reasons for entering into such transactions. Throughout this section, references to UK and non-UK, in the geographic analysis, refer to the location of the office where the transaction is recorded. The Balance Sheet Review is divided into the following sections:

INDEX

Page
Summarised consolidated balance sheet	37

In the remaining sections of the Balance Sheet Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the Consolidated Balance Sheet.

Reconciliation to classifications in the Consolidated Balance Sheet	41

Securities:	42
• Analysis by type of issuer	42
• Significant exposures	43

Loans and advances to banks:
• Geographical analysis	43
• Maturity analysis	44

Loans and advances to customers:	44
• Geographical analysis	44
• Maturity analysis	45
• Impairment loss allowances on loans and advances to customers	45
• Risk elements in the loan portfolio	46

Derivative assets and liabilities	48

Tangible fixed assets	48

Deposits by banks	48

Deposits by customers	49

Short-term borrowings	50

Debt securities in issue	51

Retirement benefit assets and obligations	51

Contractual obligations	52

Off-balance sheet arrangements	52

Capital management and resources	53

Liquidity and Funding:	57
• Sources of funding and liquidity.	57
• UK government schemes	58
• Uses of funding and liquidity	58
• Cash flows	59

Interest rate sensitivity	60

Average balance sheet	61

36	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

SUMMARISED CONSOLIDATED BALANCE SHEET

	2012 £m	2011 £m	2010 £m
Assets
Cash and balances at central banks	29,282	25,980	26,502
Trading assets	22,498	21,891	35,461
Derivative financial instruments	30,146	30,780	24,377
Financial assets designated at fair value	3,811	5,005	6,777
Loans and advances to banks	2,438	4,487	3,852
Loans and advances to customers	191,907	201,069	195,132
Available for sale securities	5,483	46	175
Loans and receivables securities	1,259	1,771	3,610
Macro hedge of interest rate risk	1,222	1,221	1,091
Property, plant and equipment	1,541	1,596	1,705
Retirement benefit assets	254	241	—
Tax, intangibles and other assets	3,203	3,487	4,178

Total assets	293,044	297,574	302,860

Liabilities
Deposits by banks	9,935	11,626	7,784
Deposits by customers	149,037	148,342	152,643
Derivative financial instruments	28,861	29,180	22,405
Trading liabilities	21,109	25,745	42,827
Financial liabilities designated at fair value	4,002	6,837	3,687
Debt securities in issue	59,621	52,651	51,783
Subordinated liabilities	3,781	6,499	6,372
Retirement benefit obligations	305	216	173
Tax, other liabilities and provisions	3,444	3,812	2,912

Total liabilities	280,095	284,908	290,586

Equity
Total shareholders’ equity	12,949	12,666	12,274

Total equity	12,949	12,666	12,274

Total liabilities and equity	293,044	297,574	302,860

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

31 December 2012 compared to 31 December 2011

Assets

Cash and balances at central banks

Cash and balances held at central banks increased by 13% to £29,282m at 31 December 2012 (2011: £25,980m), principally reflecting an increase in Santander UK’s holding of liquid assets.

Trading assets

Trading assets increased by 3% to £22,498m at 31 December 2012 (2011: £21,891m). The increase is attributable to higher activity relating to securities purchased under resale agreements to both banks and customers offsetting lower debt security positions as new liquid assets are held as available-for-sale.

Derivative assets

Derivative assets were relatively stable at £30,146m at 31 December 2012 (2011: £30,780m).

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 24% to £3,811m at 31 December 2012 (2011: £5,005m). The decrease is primarily attributable to the maturity of loans to UK Social Housing associations and new loans no longer being designated at fair value in accordance with Santander UK’s policy.

Loans and advances to banks

Loans and advances to banks decreased by 46% to £2,438m at 31 December 2012 (2011: £4,487m). The decrease was due to lower reverse repurchase agreement activity with Banco Santander, S.A. as disclosed in Note 17 to the Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	37

Business and Financial Review

Balance Sheet Review continued

Loans and advances to customers

Loans and advances to customers decreased by 5% to £191,907m (2011: £201,069m) principally due to managed reductions across the retail, non-core corporate and legacy portfolios. These reductions were partially offset by increases in SME lending.

Available for sale securities

Available for sale securities increased to £5,483m at 31 December 2012 (2011: £46m), reflecting the acquisition of debt securities as part of its liquidity management activities.

Loans and receivable securities

Loans and receivable securities decreased by 29% to £1,259m at 31 December 2012 (2011: £1,771m). The decrease principally reflects the continuing run-down of the Treasury asset portfolio.

Macro hedge of interest rate risk

The macro (or portfolio) hedge of £1,222m at 31 December 2012, was broadly unchanged from the prior year (2011: £1,221m).

Property, plant and equipment

Property, plant and equipment decreased by 3% to £1,541m at 31 December 2012 (2011: £1,596m). The decrease was attributable to the depreciation charge for the year, partially offset by additions during the year.

Retirement benefit assets

Retirement benefit assets increased to £254m at 31 December 2012 (2011: £241m). For Santander UK’s defined benefit pension schemes which had surpluses, the key drivers of the increase were contributions by Santander UK during the year together with some improvements in asset values, partly offset by a reduction in the net discount rate which generated an actuarial loss on liabilities.

Tax, intangibles and other assets

Tax, intangibles and other assets decreased by 8% to £3,203m at 31 December 2012 (2011: £3,487m). The decrease was primarily driven by a decrease in tax assets due to the realisation of deferred tax assets and a decrease in other assets partially offset by an increase in capitalised software development costs.

Liabilities

Deposits by banks

Deposits by banks decreased by 15% to £9,935m at 31 December 2012 (2011: £11,626m). The decrease was driven by lower repurchase agreement activity with Banco Santander, S.A. as disclosed in Note 29 to the Consolidated Financial Statements.

Deposits by customers

Deposits by customers increased to £149,037m at 31 December 2012 (2011: £148,342m). The increase reflected strong retail deposit inflows as a result of the successful cross tax year ISA campaign and 1|2|3 Current Account.

Derivatives

Derivative liabilities were relatively stable at £28,861m at 31 December 2012 (2011: £29,180m).

Trading liabilities

Trading liabilities decreased by 18% to £21,109m at 31 December 2012 (2011: £25,745m). The decrease was attributable to lower activity relating to securities sold under resale agreements to both banks and customers and lower short-term deposits.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to £4,002m at 31 December 2012 (2011: £6,837m). The decrease reflected new issuances in the US$20bn Medium Term Note Programme being accounted for at amortised cost.

Debt securities in issue

Debt securities in issue increased by 13% to £59,621m at 31 December 2012 (2011: £52,651m). The increase reflected Santander UK’s strategy of increasing the level of medium-term funding through the issuance of debt in the Fosse securitisation and Covered Bond programme. These increases were partially offset by decreases in short term funding in the US$20bn Commercial Paper Programme. In addition, there were further maturities of debt outstanding under the US$40bn EMTN programme.

Subordinated liabilities

Subordinated liabilities decreased by 42% to £3,781m at 31 December 2012 (2011: £6,499m). The decrease was attributable to the capital management exercise undertaken during the year.

38	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

Retirement benefit obligations

Retirement benefit obligations increased by 41% to £305m at 31 December 2012 (2011: £216m). For Santander UK’s defined benefit pension schemes which had deficits, the key driver of the increase was a reduction in the net discount rate which generated an actuarial loss on liabilities, partially offset by Santander UK contributions during the year and some improvements in asset values.

Tax, other liabilities and provisions

Tax, other liabilities and provisions decreased by 10% to £3,444m at 31 December 2012 (2011: £3,812m). The decrease principally reflected the decrease in tax liabilities due to the settlement of prior year tax liabilities.

Equity

Total shareholders equity, including non-controlling interests, increased by 2% to £12,949m at 31 December 2012 (2011: £12,666m). The increase was principally attributable to the retained profit for the year of £939m, partially offset by dividends declared of £508m.

31 December 2011 compared to 31 December 2010

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased slightly by 2% to £25,980m (2010: £26,502m).

Trading assets

Trading assets decreased by 38% to £21,891m (2010: £35,461m). The decrease principally reflected changes in holdings of UK and Organisation of Economic Co-operation and Development (‘OECD’) government securities as part of Santander UK’s liquidity management activity, including the maturity of approximately half of Santander UK’s holdings of Government guaranteed fixed and floating rate notes.

Derivative assets

Derivative assets increased by 26% to £30,780m (2010: £24,377m). The increase was driven by an increase in the fair values of interest rate derivatives as a result of downward moves in yield curves. There was a corresponding increase in derivative liabilities.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 26% to £5,005m (2010: £6,777m). The decrease was primarily attributable to the maturity of loans to UK Social Housing associations, as new loans are no longer designated at fair value, in accordance with Santander UK’s policy.

Loans and advances to banks

Loans and advances to banks increased by 16% to £4,487m (2010: £3,852m). The increase was due to higher reverse repurchase agreement activity with Banco Santander, S.A. as disclosed in Note 17 to the Consolidated Financial Statements.

Loans and advances to customers

Loans and advances to customers increased by 3% to £201,069m (2010: £195,132m), principally due to growth in corporate lending, particularly SMEs, as a result of a strong performance via the 28 Corporate Business Centres and modest growth in mortgage lending.

Available for sale securities

Available for sale securities decreased by 74% to £46m (2010: £175m). The decrease reflected the sale of available-for-sale debt securities as part of the restructuring of Santander UK’s contributions to the defined benefit pension schemes.

Loans and receivable securities

Loans and receivable securities decreased by 51% to £1,771m (2010: £3,610m). The decrease principally reflected the continuing run-down of the Treasury asset portfolio.

Macro hedge of interest rate risk

The macro (or portfolio) hedge increased by 12% to £1,221m (2010: £1,091m). The increase was mainly due to decreases in LIBOR interest rates.

Property, plant and equipment

Property, plant and equipment decreased by 6% to £1,596m (2010: £1,705m). The decrease was principally due to the depreciation charge for the year.

Santander UK plc 2012 Annual Report	39

Business and Financial Review

Balance Sheet Review continued

Retirement benefit assets

Retirement benefit assets increased to £241m (2010: £nil). For Santander UK’s defined benefit pension schemes which had surpluses, the key drivers of the increase were Company contributions during the year together with some improvements in asset values, partly offset by a reduction in the net discount rate which generated an actuarial loss on liabilities.

Tax, intangibles and other assets

Tax, intangibles and other assets decreased by 17% to £3,487m (2010: £4,178m). The decrease was primarily driven by depreciation and amortisation of intangible and tangible assets combined with a decrease in tax assets.

Liabilities

Deposits by banks

Deposits by banks increased by 49% to £11,626m (2010: £7,784m). The increase was driven by the increase in medium-term repurchase agreements as part of Santander UK’s funding strategy.

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

Trading liabilities

Trading liabilities decreased by 40% to £25,745m (2010: £42,827m). The decrease reflected lower repo activity and the funding of lower holdings of UK and OECD government securities as part of Santander UK’s liquidity management activity.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased by 85% to £6,837m (2010: £3,687m). The increase reflected new issuances in the US$20bn Euro Medium Term Note Programme and the euro 10bn Structured Notes Programme.

Debt securities in issue

Debt securities in issue increased by 13% to £59,621m (2010: £52,651m). The increase reflected Santander UK’s strategy of increasing the level of medium-term funding through the issuance of debt under the Fosse securitisation and Covered Bond programmes. These increases were partially offset by significant decreases in short-term funding in the US$20bn Commercial Paper Programme and in Certificates of Deposit in issue. In addition, there were further maturities of debt outstanding under the US$40bn EMTN programme.

Subordinated liabilities

Subordinated liabilities decreased by 72% to £3,781m (2010: £6,499m). The increase was primarily driven by increases of fair value hedge adjustments on the subordinated debt in issue as a result of downward moves in yield curves partially offset by the scheduled redemption of the euro 500m 4.625% Subordinated Notes.

Retirement benefit obligations

Retirement benefit obligations increased by 25% to £216m (2010: £173m). For the Santander UK’s defined benefit pension schemes which had deficits, the key driver of the increase was a reduction in the net discount rate which generated an actuarial loss on liabilities, partly offset by Santander UK contributions during the year and some improvements in asset values.

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

40	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

The classifications of assets and liabilities in Santander UK’s consolidated balance sheet, including the note reference, and in the balance sheet review may be reconciled as follows:

31 December 2012		Balance sheet review section
Balance sheet line item and note	Note	Loans and advances to banks £m	Loans and advances to customers £m	Securities £m	Derivatives £m	Tangible fixed assets £m	Retirement benefit assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	12	—	—	—	—	—	—	29,282	29,282
Trading assets	14	9,988	7,552	4,958	—	—	—	—	22,498
Derivative financial instruments	15	—	—	—	30,146	—	—	—	30,146
Financial assets designated at fair value	16	—	3,248	563	—	—	—	—	3,811
Loans and advances to banks	17	2,438	—	—	—	—	—	—	2,438
Loans and advances to customers	18	—	191,907	—	—	—	—	—	191,907
Available for sale securities	22	—	—	5,483	—	—	—	—	5,483
Loans and receivables securities	23	490	769	—	—	—	—	—	1,259
Macro hedge of interest rate risk		—	—	—	—	—	—	1,222	1,222
Property, plant and equipment	26	—	—	—	—	1,541	—	—	1,541
Retirement benefit assets	37	—	—	—	—	—	254	—	254
Tax, intangibles and other assets		—	—	—	—	—	—	3,203	3,203

Total assets		12,916	203,476	11,004	30,146	1,541	254	33,707	293,044

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	29		9,935	—	—	—	—	—	9,935
Deposits by customers	30		—	149,037	—	—	—	—	149,037
Derivative financial instruments	15		—	—	—	28,861	—	—	28,861
Trading liabilities	31		9,742	7,248	4,119	—	—	—	21,109
Financial liabilities designated at fair value	32		—	—	4,002	—	—	—	4,002
Debt securities in issue	33		—	—	59,621	—	—	—	59,621
Subordinated liabilities	34		—	—	3,781	—	—	—	3,781
Retirement benefit obligations	37		—	—	—	—	305	—	305
Tax, other liabilities and provisions			—	—	—	—	—	3,444	3,444

Total liabilities			19,677	156,285	71,523	28,861	305	3,444	280,095

31 December 2011		Balance sheet review section
Balance sheet line item and note	Note	Loans and advances to banks £m	Loans and advances to customers £m	Securities £m	Derivatives £m	Tangible fixed assets £m	Retirement benefit assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	12	—	—	—	—	—	—	25,980	25,980
Trading assets	14	6,144	6,687	9,060	—	—	—	—	21,891
Derivative financial instruments	15	—	—	—	30,780	—	—	—	30,780
Financial assets designated at fair value	16	—	4,376	629	—	—	—	—	5,005
Loans and advances to banks	17	4,487	—	—	—	—	—	—	4,487
Loans and advances to customers	18	—	201,069	—	—	—	—	—	201,069
Available for sale securities	22	—	—	46	—	—	—	—	46
Loans and receivables securities	23	957	814	—	—	—	—	—	1,771
Macro hedge of interest rate risk		—	—	—	—	—	—	1,221	1,221
Property, plant and equipment	26	—	—	—	—	1,596	—	—	1,596
Retirement benefit assets	37	—	—	—	—	—	241	—	241
Tax, intangibles and other assets		—	—	—	—	—	—	3,487	3,487

Total assets		11,588	212,946	9,735	30,780	1,596	241	30,688	297,574

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	29		11,626	—	—	—	—	—	11,626
Deposits by customers	30		—	148,342	—	—	—	—	148,342
Derivative financial instruments	15		—	—	—	29,180	—	—	29,180
Trading liabilities	31		14,508	10,482	755	—	—	—	25,745
Financial liabilities designated at fair value	32		—	—	6,837	—	—	—	6,837
Debt securities in issue	33		—	—	52,651	—	—	—	52,651
Subordinated liabilities	34		—	—	6,499	—	—	—	6,499
Retirement benefit obligations	37		—	—	—	—	216	—	216
Tax, other liabilities and provisions			—	—	—	—	—	3,812	3,812

Total liabilities			26,134	158,824	66,742	29,180	216	3,812	284,908

Santander UK plc 2012 Annual Report	41

Business and Financial Review

Balance Sheet Review continued

SECURITIES

Santander UK’s holdings of securities only represent a small proportion of its total assets. Santander UK holds securities principally in its trading portfolio or classified as available-for-sale. These securities primarily consist of Government and Government-guaranteed securities held for liquidity purposes.

Securities analysis by type of issuer

The following table sets out the book and market values of securities at 31 December 2012, 2011 and 2010. For further information, see the Notes to the Consolidated Financial Statements.

	2012 £m	2011 £m	2010 £m
Trading portfolio
Debt securities:
UK Government	1,817	1,078	3,120
US Treasury and other US Government agencies and corporations	31	65	130
Other OECD governments	2,069	1,800	3,380
Bank and building society:
- Certificates of deposit - Other	13	—	290
Other issuers:
- Fixed and floating rate notes - Government guaranteed	426	5,754	10,586
- Fixed and floating rate notes - Other	138	14	315
Ordinary shares and similar securities	464	349	700

	4,958	9,060	18,521

Available for sale securities
Debt securities:
UK Government	3,844	—	125
US Treasury and other US Government agencies and corporations	363	—	—
Other OECD governments - Germany and Japan	906	—	—
Bank and building society:
- Certificates of deposit and bonds	346	—	—
Ordinary shares and similar securities	24	46	50

	5,483	46	175

Financial assets designated at fair value through profit and loss
Debt securities:
Other issuers:
- Mortgage-backed securities	250	279	859
- Other asset-backed securities	78	100	187
- Other securities	235	250	252

	563	629	1,298

Total	11,004	9,735	19,994

UK Government securities

UK Government securities represent Treasury Bills and UK Government guaranteed issues by other UK banks. These securities are held for trading and liquidity purposes. For further information, see “Country Risk Exposure” in the Risk Management Report.

US Treasury and other US Government agencies and corporations

US Treasury and other US Government agencies’ and corporations’ securities represent US Treasury Bills, including cash management bills. These securities are held for trading and liquidity purposes. For further information, see “Country Risk Exposure” in the Risk Management Report.

Other OECD governments

Other OECD government securities represent issues by OECD governments other than the US and UK Governments, principally Switzerland, Germany and Japan (2011: principally Switzerland). These securities are held for trading and liquidity management purposes. For further information, see “Country Risk Exposure” in the Risk Management Report.

Bank and building society certificates of deposit and bonds

Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities issued by banks in UK, France, Switzerland and the Netherlands. These are managed within the overall position for the relevant book. These securities are held for trading and liquidity purposes.

42	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. Government-guaranteed fixed and floating rate notes almost all relate to the UK Government. These securities are held for trading and yield purposes. For further information on Government-guaranteed fixed and floating rate notes, see “Country Risk Exposure” in the Risk Management Report.

Mortgage-backed securities

This category principally comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. These securities are held as part of the FMIR portfolio. See Note 16 to the Consolidated Financial Statements.

Other asset-backed securities

This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, loans to car dealers, lease and credit card debtors and student loans, as well as a small balance of collateralised synthetic obligations. Some credit card debtors incorporate cap features. These securities are held as part of the FMIR portfolio. See Note 16 to the Consolidated Financial Statements.

Other securities

This category comprises a number of structured transactions which are hedged, as appropriate, either on an individual basis or as part of the overall management of the portfolios. See Note 16 to the Consolidated Financial Statements.

Contractual maturities of securities

Contractual maturities for available-for-sale debt securities and contractual maturities of investments held for trading or classified as fair value through profit or loss are set out in Notes 22 and 46 to the Consolidated Financial Statements, respectively.

Significant exposures

The following table sets forth the book value (which equals market value) of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Santander UK’s shareholders’ funds at 31 December 2012 as set out in the Consolidated Balance Sheet on page 202. The table also sets forth the classification of the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale £m	Total £m
UK Government and UK Government guaranteed	2,243	3,844	6,087

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

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
UK	11,763	10,727	13,561	21,606	28,859
Non-UK	1,153	861	118	87	3,031

	12,916	11,588	13,679	21,693	31,890

Further geographical analysis of loans and advances to banks based on the country of domicile of the borrower rather than the office of lending is contained in “Country Risk Exposure” in the Risk Management Report, including details of balances with other Banco Santander group companies.

Santander UK plc 2012 Annual Report	43

Business and Financial Review

Balance Sheet Review continued

Loans and advances to banks maturity analysis

The following table sets forth loans and advances to banks by maturity at 31 December 2012.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	3,782	5,802	822	248	70	1,039	11,763
Non-UK	521	632	—	—	—	—	1,153

Total	4,303	6,434	822	248	70	1,039	12,916

Of which:
- Fixed interest rate	937	6,108	822	50	—	137	8,054
- Variable interest rate	2,733	8	—	198	70	902	3,911
- Non interest-bearing	633	318	—	—	—	—	951

Total	4,303	6,434	822	248	70	1,039	12,916

LOANS AND ADVANCES TO CUSTOMERS

Santander UK provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the short term markets business.

Loans and advances to customers geographical analysis

The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. Further geographical analysis of loans and advances to customers based on the country of domicile of the borrower rather than the office of lending is contained in “Country Risk Exposure” in the Risk Management Report, including details of balances with other Banco Santander group companies.

The balances below are stated before the deduction for impairment loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
UK
Advances secured on residential property	157,304	166,841	166,065	160,457	159,168
Corporate loans	26,560	26,278	21,796	18,886	13,181
Finance leases	3,061	2,944	2,653	1,602	1,792
Other secured advances	3,011	3,710	3,941	4,079	4,206
Other unsecured advances	6,826	7,545	7,734	5,249	6,745
Purchase and resale agreements	2,512	6,150	8,641	8,827	1,310
Loans and receivables securities	769	814	2,075	4,147	5,663
Amounts due from fellow subsidiaries	347	32	57	4,457	2,652

Total UK	200,390	214,314	212,962	207,704	194,717

Non-UK
Advances secured on residential property	6	6	8	9	12
Corporate loans	—	—	—	2	103
Other secured advances	—	1	1	2	3
Other unsecured advances	25	—	—	1	2
Purchase and resale agreements	4,950	188	18	—	—

Total non-UK	4,981	195	27	14	120

Total	205,371	214,509	212,989	207,718	194,837
Less: impairment loss allowances	(1,895)	(1,563)	(1,655)	(1,299)	(1,001)

Total, net of impairment loss allowances	203,476	212,946	211,334	206,419	193,836

Detailed analysis of the loans and receivables securities included in the table above is set out in Note 23 to the Consolidated Financial Statements. Further analysis of the impairment loss allowance is set out on page 158 of the Risk Management Report.

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate loans, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK accounts for more than 5% of total loans and advances.

44	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

Loans and advances to customers maturity analysis

The following table sets forth loans and advances to customers by maturity at 31 December 2012. Overdrafts are included in the “on-demand” category. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Advances secured on residential property	—	1,264	3,276	18,519	22,053	112,192	157,304
Corporate loans	20	3,135	1,937	11,813	2,822	6,833	26,560
Finance leases	—	315	735	1,598	168	245	3,061
Other secured advances	403	93	295	423	562	1,235	3,011
Other unsecured advances	890	555	1,295	2,972	480	634	6,826
Purchase and resale agreements	1	2,466	45	—	—	—	2,512
Loans and receivables securities	—	—	1	65	95	608	769
Amounts due from fellow subsidiaries	—	347	—	—	—	—	347

Total UK	1,314	8,175	7,584	35,390	26,180	121,747	200,390

Non-UK
Advances secured on residential property	1	—	—	1	1	3	6
Other unsecured advances	24	—	1	—	—	—	25
Purchase and resale agreements	25	4,925	—	—	—	—	4,950

Total non-UK	50	4,925	1	1	1	3	4,981

Total	1,364	13,100	7,585	35,391	26,181	121,750	205,371

Of which:
- Fixed interest rate	454	8,500	2,893	10,819	9,053	40,599	72,318
- Variable interest rate	910	4,600	4,692	24,572	17,128	81,151	133,053

Total	1,364	13,100	7,585	35,391	26,181	121,750	205,371
Of which:
- Interest-only advances secured on residential property	40	99	611	4,647	8,946	42,900	57,243

Santander UK’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.

The balance sheet is managed on a behavioural basis, rather than on the basis of contractual maturity, with many loans being prepaid prior to their legal maturity. This applies in particular to advances secured on residential property.

Impairment loss allowances on loans and advances to customers

Details of Santander UK’s impairment loss allowances policy are set out in Note 1 to the Consolidated Financial Statements. An analysis of end-of-year impairment loss allowances on loans and advances to customers, movements in impairment loss allowances, and non-performing loans and advances are set out in the “Loans and Advances” section of the Risk Management Report on page 153 and Note 18 to the Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	45

Business and Financial Review

Balance Sheet Review continued

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

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are: neither past due nor impaired; past due but not impaired; and impaired. This disclosure may be found in the “Loans and Advances” section of the Risk Management Report.

In accordance with IFRS, Santander UK recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £46m (2011: £61m, 2010: £60m).

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

Details of Santander UK’s non-performing loans and advances, including separate disclosure about unimpaired loans contractually past due 90 days or more as to interest or principal, are set out on page 158 in the “Non-performing loans and advances” table in the “Credit Risk” section of the Risk Management Report.

Forbearance

To support customers that encounter difficulties, Santander UK operates forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. Further information can be found on page 80 and in the “Credit Risk - Retail Banking”, “Credit Risk - Corporate Banking” and “Credit Risk - Corporate Centre” sections of the Risk Management Report.

Troubled debt restructurings

The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings (‘TDR’s). Under IFRS, disclosure is required of loans that would otherwise have been classified as past due or impaired whose terms have been renegotiated. This disclosure may be found on page 74 in the “Credit Risk” section of the Risk Management Report.

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

For further analysis of the Santander UK’s country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the “Country Risk Exposure” section in the Risk Management Report on pages 140 to 150.

46	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2012, 2011 and 2010, Santander UK had cross border outstandings exceeding 1% of total assets as follows:

31 December 2012	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	0.8	15.2	0.8	16.8
Germany	1.3	3.5	0.2	5.0
Switzerland	0.5	2.3	0.5	3.3

31 December 2011	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	7.1	11.0	1.4	19.5
Spain	—	5.5	0.1	5.6
Switzerland	1.2	2.7	0.5	4.4
Germany	0.1	3.2	0.2	3.5

31 December 2010	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	5.2	7.8	1.6	14.6
Switzerland	3.2	1.9	—	5.1
Spain	0.2	3.2	0.6	4.0

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2012, 2011 and 2010, Santander UK had cross border outstandings between 0.75% and 1% of total assets as follows:

31 December 2012	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Spain	—	2.8	0.1	2.9
France	—	2.2	0.2	2.4
Denmark	—	2.3	—	2.3

31 December 2011	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
France	0.1	2.4	0.3	2.8

31 December 2010	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Germany	0.1	2.3	0.2	2.6
France	0.2	1.8	0.3	2.3

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2012, 2011 and 2010, Santander UK had cross border outstandings between 0.5% and 0.75% of total assets as follows:

31 December 2012	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Japan	1.2	0.2	0.2	1.6

31 December 2011

None.

31 December 2010

None.

Santander UK plc 2012 Annual Report	47

Business and Financial Review

Balance Sheet Review continued

DERIVATIVE ASSETS AND LIABILITIES

	2012 £m	2011 £m	2010 £m
Assets
- held for trading	28,064	27,394	21,951
- held for fair value hedging	2,082	3,386	2,426

	30,146	30,780	24,377

Liabilities
- held for trading	27,415	27,787	20,390
- held for fair value hedging	1,446	1,393	2,015

	28,861	29,180	22,405

Derivatives are held for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, Santander UK chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

Corporate Banking deals with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Markets. Markets is responsible for implementing Santander UK derivative hedging with the external market together with its own trading activities. Further details about market risk are set out in the Risk Management Report.

A summary of Santander UK’s derivative activities, the related risks associated with such activities and the types of hedging derivatives used in managing such risks, as well as notional amounts and assets and liabilities analysed by contract type are contained in Note 15 of the Consolidated Financial Statements.

TANGIBLE FIXED ASSETS

	2012 £m	2011 £m	2010 £m
Property, plant and equipment	1,541	1,596	1,705

Capital expenditure incurred during the year	230	205	759

Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 26 to the Consolidated Financial Statements. Santander UK had 1,557 property interests at 31 December 2012 (2011: 1,570). The total consisted of 400 freeholds (2011: 401) and 1,157 operating lease interests (2011: 1,169), occupying a total floor space of 513,437 square metres (2011: 558,501 square metres).

The number of property interests is more than the number of individual properties as Santander UK has more than one interest in some properties. The majority of Santander UK’s property interests are retail branches. Included in the above total are 161 properties (2011: 31 properties) that were not occupied by Santander UK at 31 December 2012. Of Santander UK’s individual properties, 1,070 are located in the UK (2011: 1,241), one in Europe (2011: five) and two in the US (2011: two). There are no material environmental issues associated with the use of the above properties.

At 31 December 2012, Santander UK had 14 principal sites including its headquarters (2011: 14). They are used for its significant business operations, including Manufacturing; Human Resources; Retail Banking; Corporate Banking; Markets; Telephone Sales and Servicing; Complaints handling; Credit Card operations; Debt management; Finance; Compliance; Marketing; and IT operations including Data Centres.

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

	2012 £m	2011 £m	2010 £m
Year-end balance(1)	19,677	26,134	33,522
Average balance(2)	26,714	33,628	37,626
Average interest rate(2)	1.27%	0.79%	0.68%

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £340m (2011: £1,045m, 2010: £1,274m).
(2)	Calculated using monthly data.

At 31 December 2012, deposits by foreign banks amounted to £12,280m (2011: £7,912m, 2010: £18,306m).

48	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

The following tables set forth the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2012 £m	2011 £m	2010 £m
UK	26,592	32,553	36,087
Non-UK	122	1,075	1,539

	26,714	33,628	37,626

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2012 £m	2011 £m	2010 £m
Year-end balance	156,285	158,824	168,619
Average balance(1)	159,611	165,871	155,612
Average interest rate(1)	1.93%	1.68%	1.59%

(1)	Calculated using monthly data.

The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2012 £m	2011 £m	2010 £m
UK
Retail demand deposits	73,832	70,887	73,367
Retail time deposits	46,256	50,581	49,780
Wholesale deposits	31,118	33,241	24,002

	151,206	154,709	147,149

Non-UK
Retail demand deposits	1,375	2,104	2,979
Retail time deposits	5,818	6,566	4,914
Wholesale deposits	1,212	2,492	570

	8,405	11,162	8,463

	159,611	165,871	155,612

Retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts). Retail demand and time deposits are also obtained outside the UK, principally through Abbey National International Limited and Alliance & Leicester International Limited. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.

Demand deposits

Demand deposits consist of savings and current accounts. Savings products comprise Individual Savings Accounts, instant saver accounts, remote access accounts, such as those serviced by post, and a number of other accounts which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.

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

Santander UK plc 2012 Annual Report	49

Business and Financial Review

Balance Sheet Review continued

SHORT-TERM BORROWINGS

Santander UK includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on Santander UK’s balance sheet. Santander UK’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for each of the years ended 31 December 2012, 2011 and 2010.

	2012 £m	2011 £m	2010 £m
Securities sold under repurchase agreements
- Year-end balance	24,583	17,490	32,922
- Year-end interest rate	0.40%	0.49%	0.29%
- Average balance(1)	30,336	30,551	28,414
- Average interest rate(1)	0.39%	0.97%	0.64%
- Maximum balance(1)	37,621	36,842	32,922
Commercial paper
- Year-end balance	3,697	3,500	5,331
- Year-end interest rate	0.72%	0.85%	0.52%
- Average balance(1)	3,742	4,787	5,434
- Average interest rate(1)	0.98%	0.97%	0.46%
- Maximum balance(1)	3,921	6,908	6,703
Borrowings from banks (Deposits by banks)(2)
- Year-end balance	2,372	3,141	8,202
- Year-end interest rate	0.29%	0.31%	0.70%
- Average balance(1)	2,923	3,368	10,038
- Average interest rate(1)	0.31%	0.29%	0.51%
- Maximum balance(1)	4,606	4,177	12,211
Negotiable certificates of deposit
- Year-end balance	4,499	2,671	8,925
- Year-end interest rate	1.97%	1.38%	1.31%
- Average balance(1)	2,208	5,222	11,093
- Average interest rate(1)	1.39%	1.36%	1.41%
- Maximum balance(1)	4,499	8,083	14,694
Other debt securities in issue
- Year-end balance	2,789	3,722	3,595
- Year-end interest rate	2.99%	2.14%	1.64%
- Average balance(1)	5,644	5,754	6,023
- Average interest rate(1)	2.70%	1.91%	1.99%
- Maximum balance(1)	7,049	7,517	7,269

(1)	Calculated using monthly data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £340m (2011: £1,045m, 2010: £1,274m).

Santander UK issues commercial paper generally in denominations of not less than US$50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of Santander UK’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2012. A proportion of Santander UK’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2012.

Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	2,728	12	64	11	2,815
- Non-UK	839	815	41	—	1,695
Wholesale time deposits:
- UK	1,183	252	134	209	1,778

	4,750	1,079	239	220	6,288

At 31 December 2012, an additional £12m (2011: £12m) of wholesale deposits were repayable on demand.

50	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

DEBT SECURITIES IN ISSUE

Santander UK has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	2012 £m	2011 £m	2010 £m
Trading liabilities	31	4,119	755	1,118
Financial liabilities designated at fair value	32	4,002	6,837	3,687
Debt securities in issue	33	59,621	52,651	51,783
Subordinated liabilities	34	3,781	6,499	6,372

		71,523	66,742	62,960

Most of the debt securities that Santander UK has issued are classified as “Debt securities in issue” in the balance sheet. The remaining debt securities issued by Santander UK are classified separately in the balance sheet, either because they qualify as “Trading liabilities” or were designated upon initial recognition as “Financial liabilities designated at fair value”, or there are key differences in the legal terms of the securities, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (‘Subordinated liabilities’). Further information is set out in Notes 31 to 34 to the Consolidated Financial Statements.

Santander UK enters into cross-currency derivatives in connection with all funding raised through the issuance of debt securities in currencies other than sterling (principally euro, US dollars and Japanese yen) which swap foreign currency liabilities back into sterling as Santander UK’s commercial balance sheet is almost entirely denominated in sterling.

RETIREMENT BENEFIT ASSETS AND OBLIGATIONS

	2012 £m	2011 £m	2010 £m
Retirement benefit assets	254	241	—
Retirement benefit obligations	(305)	(216)	(173)

Santander UK operates a number of defined contribution and defined benefit pension schemes, and post retirement medical benefit plans. Detailed disclosures of Santander UK’s retirement benefit assets and obligations are contained in Note 37 to the Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	51

Business and Financial Review

Balance Sheet Review continued

CONTRACTUAL OBLIGATIONS

The amounts and maturities of contractual obligations in respect of guarantees are described in Note 38 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are set out in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks (1) (2)	19,677	13,690	1,739	3,892	356
Deposits by customers - repos(1)	1,230	1,230	—	—	—
Deposits by customers - other(2)	155,055	141,654	11,056	1,503	842
Derivative financial instruments	28,861	2,677	2,610	4,123	19,451
Debt securities in issue(3)	67,742	14,828	10,469	6,357	36,088
Subordinated liabilities	3,781	225	445	516	2,595
Retirement benefit obligations	3,056	223	492	561	1,780
Operating lease obligations	635	87	157	134	257
Purchase obligations	466	466	—	—	—

Total	280,503	175,080	26,968	17,086	61,369

(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

As the above table is based on contractual maturities, no account is taken of call features related to Subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 29 and 30 to the Consolidated Financial Statements. Santander UK has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

Under current conditions, Santander UK’s working capital is expected to be sufficient for its present requirements and to pursue its planned business strategies.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, Santander UK issues guarantees on behalf of customers. The significant types of guarantees are:

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

As a result, Santander UK’s guarantee exposure is decreasing as new cards are issued without the guarantee logo, meaning that Santander UK will no longer be liable to honour cheques where the customer does not have sufficient funds in his or her account. On this basis, management have assessed the risk with respect to this guarantee as highly remote and decreasing. We consider the risk of loss as part of the impairment loss allowance requirement on bank accounts.

•

Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of Santander UK’s customer. These are also included in the normal impairment loss allowance assessment alongside other forms of credit exposure.

Santander UK, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries, businesses and other assets. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Provisions are made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

See Note 20 to the Consolidated Financial Statements for further information regarding off-balance sheet arrangements. See Note 38 to the Consolidated Financial Statements for additional information regarding Santander UK’s guarantees, commitments and contingencies. In the ordinary course of business, Santander UK also enters into securitisation transactions as described in Note 19 to the Consolidated Financial Statements. The securitisation companies are consolidated and the assets continue to be administered by Santander UK. The securitisation companies provide Santander UK with an important source of long-term funding.

52	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

CAPITAL MANAGEMENT AND RESOURCES

Capital management and capital allocation

Santander UK adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. Details of Santander UK’s objectives, policies and processes for managing capital, including the capital table, can be found in Note 47 to the Consolidated Financial Statements.

Capital and risk management disclosures required by Pillar 3

Banco Santander, S.A. is supervised by the Banco de España (the Bank of Spain) on a consolidated basis. Santander UK has applied Banco Santander, S.A.’s approach to capital measurement and risk management in its implementation of Basel II. As a result, Santander UK has been classified as a significant subsidiary of Banco Santander, S.A. at 31 December 2012. The relevant Pillar 3 disclosure requirements for Santander UK are set out below. Further information on the Basel II risk measurement of Santander UK’s exposures is included in Banco Santander, S.A.’s Pillar 3 report.

Scope of Santander UK’s capital adequacy

Santander UK plc and its subsidiaries are a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the FSA (as a UK authorised bank) and the Banco de España (as a member of the Banco Santander group). As an FSA regulated entity, Santander UK is expected to satisfy the FSA capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the FSA that it can withstand capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the FSA exercises oversight through its rules and regulations on the Santander UK Board and senior management appointments.

The basis of consolidation for prudential purposes is the same as the basis of consolidation for financial statement purposes. Consequently, the results of significant subsidiaries regulated by the FSA are included in Santander UK’s capital adequacy disclosures. Capital transferability between Santander UK’s subsidiaries is managed in accordance with Santander UK’s corporate purpose and strategy, its risk and capital management policies and with regard to UK legal and regulatory requirements. There are no other current or foreseen material practical or legal impediments to the prompt transfer of capital resources or repayment of liabilities when due between the Company and its subsidiaries.

Regulatory capital resources

The table below analyses the composition of Santander UK’s regulatory capital resources. The calculations reflect the amounts prepared on a basis consistent with Santander UK’s regulatory filings.

	Note	2012 £m	2011 £m
Shareholders’ equity:
Shareholders equity per consolidated balance sheet		12,949	12,666
Preference shares	39	(597)	(597)
Other equity instruments	39	(297)	(297)

		12,055	11,772

Regulatory adjustments:
Own credit		(6)	(70)
Defined benefit pension adjustment		(164)	(216)
Unrealised profits on available-for-sale securities		(1)	(9)
Other		6	—

		(165)	(295)

Core Tier 1 deductions:
Goodwill and intangible assets		(2,325)	(2,225)
50% excess of regulatory expected losses over impairment (net of tax)		(224)	(353)
50% of securitisation positions		(39)	(38)

		(2,588)	(2,616)

Core Tier 1 capital		9,302	8,861

Other Tier 1 capital:
Preference shares		859	860
Innovative/hybrid Tier 1 securities		969	1,659
50% tax benefit on excess of regulatory expected losses over impairment		73	118

		1,901	2,637

Total Tier 1 capital		11,203	11,498

Qualifying Tier 2 capital:
Undated subordinated debt	34	2,199	2,250
Dated subordinated debt		632	2,738
Unrealised gains on available-for-sale equity securities		—	9
Collective provisions on standardised portfolios in accordance with regulatory requirements		261	—

		3,092	4,997

Tier 2 deductions:
50% of securitisation positions		(39)	(38)
50% excess of regulatory expected losses over impairment (gross of tax)		(297)	(470)

		(336)	(508)

Total regulatory capital		13,959	15,987

Santander UK plc 2012 Annual Report	53

Business and Financial Review

Balance Sheet Review continued

Santander UK’s Core Tier 1 capital consists of shareholders’ equity at 31 December 2012 and 2011 after adjustment to comply with the FSA’s rules. For capital management purposes and in accordance with the FSA’s rules, Innovative Tier 1 capital instruments are treated as Tier 1 capital. The FSA’s capital gearing rules restrict the amount of Innovative Tier 1 capital included in Tier 1 capital to 15% of Core Tier 1 capital after deductions. The excess is classified as Tier 2.

Total regulatory capital consists of:

Shareholders’ equity

Santander UK’s shareholders’ equity at 31 December 2012 was £12,949m (2011: £12,666m) as per the Consolidated Balance Sheet. Preference Shares of £597m (2011: £597m) deducted from shareholders’ equity consist of the £300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares and the £300m Step-up Callable Perpetual Preferred Securities. These are included within Other Tier 1 capital preference shares and Innovative/hybrid Tier 1 Instruments, respectively, as described below. Other equity instruments of £297m (2011: £297m) deducted from shareholders’ equity consist of the £300m Step-up Callable Perpetual Reserve Capital Instruments.

Regulatory adjustments

Santander UK’s own credit adjustment of £6m (2011: £70m) relates to changes in liabilities designated at fair value through profit or loss resulting from changes in Santander UK’s own credit risk. Valuation adjustments relating to liabilities designated at fair value through profit or loss which are not attributable to changes in benchmark interest rates are excluded from regulatory capital resources. The defined benefit pension adjustment of £164m (2011: £216m) removes the pension surpluses and deficits calculated in accordance with IFRS and replaces it (in the case of schemes in deficit), in Santander UK’s regulatory filings, with the next five years’ contributions.

Core Tier 1 deductions

Goodwill and intangible assets of £2,325m (2011: £2,225m) deducted from Core Tier 1 capital represent goodwill arising on the acquisition of businesses and certain capitalised computer software costs. The regulatory value of goodwill and intangible assets deducted is different from the accounting value in Note 25 to the Consolidated Financial Statements as certain regulatory adjustments are made. During 2012 and 2011, accounting valuation adjustments to Tier 1 and Tier 2 instruments (see below) were also included in capital as permitted in accordance with FSA rules. Santander UK has elected to deduct certain securitisation positions of £39m (2011: £38m) from Tier 1 capital and of £39m (2011: £38m) from Tier 2 capital rather than treat these exposures as a risk-weighted asset. The excess expected losses deduction of £224m (2011: £353m) net of tax from Tier 1 capital and of £297m (2011: £470m) gross of tax from Tier 2 capital represents the difference between expected loss calculated in accordance with Santander UK’s Basel II Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. Santander UK’s accounting policy for impairment loss allowances is set out in Note 1 to the Consolidated Financial Statements. Regulatory expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date.

Other Tier 1 capital

Preference Shares of £859m (2011: £860m) within Other Tier 1 capital consist of the £325m Sterling Preference Shares, the £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities and the £300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Details of these instruments are set out in Notes 34 and 39 to the Consolidated Financial Statements.

Innovative/hybrid Tier 1 Instruments of £969m (2011: £1,659m) within Other Tier 1 capital consist of the US$1,000m Non-Cumulative Trust Preferred Securities, £300m Step-up Callable Perpetual Reserve Capital Instruments and the £300m Step Up Callable Perpetual Preferred Securities. Details of these instruments are set out in Notes 34 and 39 to the Consolidated Financial Statements.

The reduction in Innovative/hybrid Tier 1 Instruments in 2012 was due to a capital management exercise, as described in Note 34 to the Consolidated Financial Statements.

Qualifying Tier 2 capital

Details of the undated subordinated debt of £2,199m (2011: £2,250m) and the dated subordinated debt of £632m (2011: £2,738m) that meet the FSA’s definition of Tier 2 capital are set out in Note 34 to the Consolidated Financial Statements. In accordance with the FSA’s rules, in the last five years to maturity, dated subordinated debt is amortised on a straight-line basis. During 2012 and 2011, accounting valuation adjustments to Tier 1 and Tier 2 instruments were also included in capital as permitted in accordance with FSA rules. In addition, collective provisions on standardised portfolios of £261m (2011: £nil) have been included.

The reduction in dated subordinated debt in 2012 was due to a capital management exercise, as described in Note 34 to the Consolidated Financial Statements.

Tier 2 deductions

Santander UK has elected to deduct certain securitisation positions as described in “Core Tier 1 deductions” above. In addition expected losses gross of tax of £297m (2011: £470m) have been deducted from Tier 2 capital.

54	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

Risk-weighted assets

The tables below analyse the composition of Santander UK’s risk-weighted assets. The calculations reflect the amounts prepared on a basis consistent with Santander UK’s regulatory filings.

Risk-weighted assets by risk	2012 £m	2011 £m
Credit risk	62,034	64,167
Counterparty risk	2,243	2,226
Market risk	4,071	2,813
Operational risk	8,176	8,249

Total risk-weighted assets	76,524	77,455

Risk-weighted assets by division	2012 £bn	2011 £bn
Retail Banking	38.8	39.7
Corporate Banking	24.8	22.9
Markets	4.9	3.8
Corporate Centre	8.0	11.1

Total risk-weighted assets	76.5	77.5

Risk-weighted assets by division may be further analysed as follows:

	2012				2011
	Balance sheet amount £bn	Regulatory exposure £bn	Risk weighting %	Risk weighted assets £bn	Balance sheet amount £bn	Regulatory exposure £bn	Risk weighting %	Risk weighted assets £bn
Retail Banking
- Secured lending	156.6	164.4	14.4	23.6	166.2	176.1	14.0	24.6
- Unsecured lending	8.7	11.9	81.5	9.7	9.3	11.7	82.2	9.6
- Operational risk				5.5				5.5

Corporate Banking
- Customer assets	19.6	25.1	86.8	21.8	18.9	23.4	86.1	20.1
- Non-customer assets(1)	16.0	1.3	33.8	0.4	19.4	1.6	34.4	0.6
- Market risk				1.3				1.1
- Operational risk				1.3				1.2

Markets
- Credit risk	0.1	0.1	39.8	—	0.1	0.1	35.8	—
- Counterparty risk	28.1	6.2	29.5	1.8	28.6	5.2	32.0	1.7
- Market risk				2.7				1.6
- Operational risk				0.4				0.4

Corporate Centre
- Customer assets(2)	11.0	12.8	25.3	3.2	11.9	14.5	29.8	4.3
- Core liquid assets(3)	37.6	34.8	—	—	28.4	26.1	—	—
- Operational risk				1.0				1.1

Intangible assets & securitisation deductions	2.4				2.2

Other assets(4)	12.9	8.6	43.9	3.8	12.6	10.7	53.1	5.7

	293.0	265.2		76.5	297.6	269.4		77.5

(1)	Non-customer assets principally consist of the securities lending/borrowing and repo businesses of the money markets product area.
(2)	Customer assets in Corporate Centre largely comprise social housing.
(3)	Regulatory exposure of liquid assets includes reverse repurchase agreements collateralised by UK Government securities.
(4)	The balance sheet amounts of other assets have not been allocated segmentally, although the RWA’s have been allocated to Corporate Centre.

Regulatory exposure represents the Exposure at Default (‘EAD’) calculated in accordance with the FSA Prudential sourcebook for Banks, Building Societies and Investment Firms (known as ‘BIPRU’). EAD for customer assets includes unutilised credit facilities and is adjusted for a credit conversion factor (‘CCF’). EAD for repurchase, reverse repurchase, securities financing and derivative transactions are calculated net of any associated collateral and are adjusted for regulatory changes and potential future exposure adjustments (‘PFE’) where applicable.

Santander UK applies Basel II to the calculation of its capital requirement. In addition, Santander UK applies the Retail IRB and AIRB approaches to its credit portfolios. See the “Supervision and Regulation” section of the Directors’ Report on pages 187 to 191 for discussion of future regulatory changes, including Basel III. Residential lending capital resources requirements include securitised residential mortgages. During 2012, risk-weighted assets (‘RWAs’) remained reasonably consistent reflecting a fall in credit risk RWA’s as a result of managed reductions in the retail mortgage and unsecured personal loan portfolios which was partially offset by an increase in market risk RWA’s.

Santander UK plc 2012 Annual Report	55

Business and Financial Review

Balance Sheet Review continued

Key capital ratios

The calculations of capital are prepared on a basis consistent with Santander UK’s regulatory filings. Ratios are calculated by taking the relevant capital resources as a percentage of risk-weighted assets.

The table below summarises Santander UK’s capital ratios:

	2012%	2011%
Core Tier 1	12.2	11.4
Total capital	18.2	20.6

Movements in regulatory capital

Movements in regulatory capital during 2012 and 2011 were as follows:

	2012 £m	2011 £m
Core Tier 1 capital
Opening amount	8,861	8,496

Contribution to Core Tier 1 capital from profit for the year:
- Consolidated profits attributable to shareholders of the Company	939	903
- Other comprehensive income for the year	(183)	(37)
- Tax on comprehensive income	42	9
- Removal of own credit spread (net of tax)	64	(49)

Net dividends	(507)	(482)

Decrease/(increase) in goodwill and intangible assets deducted	(100)	40

Pensions	52	5

Other:
- (Increase)/decrease in securitisation positions	(1)	55
- Decrease/(increase) in regulatory expected losses	129	(79)
Other	6	—

Closing amount	9,302	8,861

Other Tier 1 capital
Opening amount	2,637	2,394
Other:
- (Decrease)/increase in preference shares	(1)	15
- (Decrease)/increase in innovative/hybrid Tier 1 securities	(690)	196
- (Decrease)/increase in tax benefit on regulatory expected losses	(45)	32

Closing amount	1,901	2,637

Tier 2 capital
Opening amount	4,489	4,278
Other:
- (Decrease)/increase in undated subordinated debt	(51)	99
- (Decrease)/increase in dated subordinated debt	(2,106)	168
- Decrease in unrealised gains and losses on available-for-sale equity securities	(9)	(1)
- Increase in collective provisions on standardised portfolios	261	—

Tier 2 deductions:
- (Increase)/decrease in securitisation positions	(1)	55
- Decrease/(increase) in regulatory expected losses	173	(110)

Closing amount	2,756	4,489

Total regulatory capital	13,959	15,987

The changes in Santander UK’s Core Tier 1 capital reflect movements in ordinary share capital, share premium and audited profits for the years ended 31 December 2012 and 2011 after adjustment to comply with the FSA’s rules. Santander UK complied with the FSA’s capital adequacy requirements during 2012 and 2011.

During 2012, Core Tier 1 capital increased by £441m to £9,302m (2011: £8,861m). This increase was largely due to audited profits for the year of £939m, less dividends declared of £507m. During 2011, Core Tier 1 capital increased by £365m to £8,861m (2010: £8,496m). This increase was largely due to audited profits for the year of £903m, less dividends declared of £482m.

The significant reduction in Santander UK’s Other Tier 1 capital and Tier 2 capital during 2012 principally reflected the capital management exercise undertaken in July 2012.

56	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

Effect on the Core Tier 1 capital ratio of Basel III

Santander UK estimates that, based on its consolidated capital position at 31 December 2012 and the draft CRD IV rules (which will implement Basel III in the EU), its Core Tier 1 ratio would have increased by approximately 1.3 percentage points to a 13.5% Common Equity Tier 1 ratio on a transitional basis, and would have decreased by approximately 1.1 percentage points to a 11.1% Common Equity Tier 1 ratio on an end point basis if the CRD IV rules had been implemented at that date. However, the end point ratio does not take into account the impact of retained profits and/or capital issuance through the transitional period to mitigate this effect on Santander UK’s Common Equity Tier 1 ratio.

The Core Tier 1 ratio calculated in accordance with the basis presented in the Group’s regulatory filings differs from the estimated draft CRD IV Common Equity Tier 1 ratio on a transitional basis, principally due to the recognition of intangible assets under the draft transitional Common Equity Tier 1 rules. The end point Common Equity Tier 1 ratio estimated under the draft CRD IV rules differs from the ratio estimated on transitional basis principally due to the effect of deducting intangible assets and expected loss.

The results are based on our interpretation of the draft July 2011 CRD IV rules. Securitisation positions have been reflected as 1,250% risk weighted assets, and adjustments have been made to Core Tier 1 capital in accordance with the basis presented in the Group’s regulatory filings to reflect the draft CRD IV Common Equity Tier 1 rules. The adjustments include those for intangible assets, expected loss, deferred tax, securitisation, and defined benefit pension adjustment. In addition, adjustments have been made to risk weighted assets in accordance with the basis presented in the Group’s regulatory filings to reflect draft CRD IV rules for counterparty risk.

LIQUIDITY AND FUNDING

The Board’s risk objective is to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long-term viability of Santander UK. While recognising that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios, the Board requires Santander UK to hold sufficient liquidity to cover extreme situations. The requirements arising from the FSA’s regulatory liquidity regime are reflected in the Board’s Liquidity Risk Appetite. Liquidity risk is the risk that Santander UK, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. In Santander UK’s opinion, working capital is sufficient for its present requirements.

Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this with reliance on the strength of its balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries). As an FSA regulated group, Santander UK is expected to satisfy the FSA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the FSA that it can withstand liquidity and capital stress tests without parental support.

See the “Liquidity and Funding Risk” section of the Risk Management Report for more information.

Sources of funding and liquidity

Santander UK is primarily funded by retail deposits. This, together with corporate deposits, forms its commercial bank franchise, which attracts deposits through a variety of entities. More than three quarters of Santander UK’s commercial bank customer lending is financed by commercial bank customer deposits. The retail sources primarily originate from the Retail Banking savings business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships. Additionally, Santander UK has a strong wholesale funding base, which is diversified across product types and geography.

Through the wholesale markets, Santander UK has active relationships with more than 300 counterparties across a range of sectors, including banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through asset securitisation and covered bond arrangements and Santander UK’s euro medium-term note programmes. The major debt issuance programmes are managed by, and in the name of, Abbey National Treasury Services plc on its own behalf (except for the US commercial paper programme, which is managed by, and in the name of, Abbey National North America LLC, a guaranteed subsidiary of Santander UK plc) and are set out in Note 33 to the Consolidated Financial Statements.

The ability to sell assets quickly is also an important source of liquidity for Santander UK. Santander UK holds marketable investment securities, such as central bank, eligible government and other debt securities, which could be disposed of either by entering into sale and repurchase agreements or by being sold to provide additional funding should the need arise.

Within the framework of prudent funding and liquidity management, Santander UK manages its commercial banking activities to minimise liquidity risk. Medium-term funding issuances of £14bn more than matched maturities in the year.

On 3 August 2010, Banco Santander, S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc. The capital was used to support the reorganisation of certain Banco Santander companies in the UK in 2010 and will be used to meet regulatory requirements and to support further growth (both organic and potential acquisitions).

Santander UK plc 2012 Annual Report	57

Business and Financial Review

Balance Sheet Review continued

UK Government schemes

i) Funding for Lending Scheme (‘FLS’)

The Bank of England and HM Treasury launched the FLS in July 2012. The FLS is designed to boost lending to UK households and non-financial companies, by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to the net lending to the UK non-financial sector over the 18-month period.

The FLS will allow participants to borrow UK Treasury bills in exchange for eligible collateral during a drawdown window spanning the 18-month period from 1 August 2012 to 31 January 2014. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

Santander UK had an outstanding FLS drawing of £1bn at 31 December 2012.

ii) Extended Collateral Term Repo Facility (‘ECTR’)

The ECTR was announced in June 2012, in order to provide short-term liquidity to the market. This is provided through monthly auctions and using eligible collateral as security. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

iii) Bank of England Special Liquidity Scheme (‘SLS’)

Along with other major UK banks and building societies, Santander UK participated in the SLS whereby it exchanged self-subscribed for asset-backed security issuances for highly liquid Treasury Bills. All major UK banks and building societies were required to participate as part of the measures designed to improve the liquidity position of the UK banking system in general. Under the terms of the scheme, the extent of usage was confidential. Santander UK’s balances outstanding under the SLS were repaid in January 2012.

Encumbrance – Securitisation of assets and covered bonds

Santander UK has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage- backed funding programmes. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral for funding purposes in other Bank of England, Swiss National Bank, and US Federal Reserve facilities). Santander UK has an established a covered bond programme, whereby securities are issued to investors and are guaranteed by a pool of ring-fenced residential mortgages.

Santander UK’s level of encumbrance arising from external issuance of securitisations and covered bonds decreased slightly in 2012 reflecting Santander UK’s strategy to utilise this form of term funding in place of shorter-term wholesale funding.

At 31 December 2012, total notes issued externally from secured programmes (securitisations and covered bonds) increased to £43,322m (2011: £41,007m), reflecting gross issuance of £10.9bn (2011: £17.2bn) in 2012. At 31 December 2012, a total of £17,634m (2011: £46,111m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £11.0bn at 31 December 2012 (2011: £6.6bn).

It is expected that outstanding issues to third parties will decrease relative to the proportion of retained issuances in Santander UK’s overall funding in 2013 and 2014 as redemptions of existing, externally issued transactions exceed planned issuance. In January and February 2013, there were no further issuances under Santander UK’s securitisation and covered bond programmes.

Uses of funding and liquidity

The principal uses of liquidity for Santander UK are the funding of the lending of Retail Banking and Corporate Banking, payment of interest expenses, dividends paid to shareholders, the repayment of debt and consideration for business combinations. Santander UK’s ability to pay dividends depends on a number of factors, including Santander UK’s regulatory capital requirements, distributable reserves and financial performance.

58	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

Cash flows

	2012 £m	2011 £m	2010 £m
Net cash inflow/(outflow) from operating activities	4,024	(7,052)	11,384
Net cash (outflow)/inflow from investing activities	(5,808)	(104)	(1,324)
Net cash inflow from financing activities	1,101	4,947	8,935

(Decrease)/increase in cash and cash equivalents	(683)	(2,209)	18,995

The major activities and transactions that affected Santander UK’s cash flows during 2012, 2011 and 2010 were as follows:

In 2012, the net cash inflow from operating activities of £4,024m resulted from Santander UK’s continued de-leveraging process of legacy portfolios in run-off, partially offset by a reduction in trading liabilities. In 2011, the net cash outflow from operating activities of £7,052m resulted from Santander UK’s lending activities, principally corporate lending (particularly SMEs), offset by the continued de-leveraging process of legacy portfolios in run-off. During 2010, the net cash inflow from operating activities of £11,384m resulted from Santander UK’s lending activities and the continued de-leveraging process which saw significant disposals and maturities in the Treasury asset portfolio as well as the sale of the majority of Santander UK’s holdings of AAA-rated prime mortgage-backed securities.

In 2012, the net cash outflow from investing activities of £5,808m resulted primarily from the acquisition of UK Treasury bills and the purchase of property, plant and equipment. In 2011, the net cash outflow from investing activities of £104m resulted from a net outflow of £304m from the purchase and sale of property, plant and equipment and intangible assets, offset by an inflow of £76m from the disposal of subsidiaries and £124m from the redemption of debt securities. In 2010, the net cash outflow from investing activities of £1,324m resulted from the acquisition and disposal of subsidiaries of £1,168m and the net outflow of £782m from the purchase of property, plant and equipment and intangible assets offset by the net inflow of £626m from the purchase, sale and redemption of debt securities.

In 2012, the net cash inflow from financing activities of £1,101m reflected new issues of loan capital of £37,219m offset by repayments of loan capital maturing in the year of £35,636m and payment of £425m dividends on ordinary shares. In 2011, the net cash inflow from financing activities of £4,947m reflected new issues of loan capital of £48,449m offset by repayments of loan capital maturing in the year of £43,070m. In 2010, the net cash inflow from financing activities of £8,935m reflected new issues of loan capital of £21,409m offset by repayments of loan capital maturing in the year of £15,973m and the receipt of £4,456m from the injection of additional equity capital into the Company.

In 2012, cash and cash equivalents decreased by £683m principally from the continued de-leveraging process of legacy portfolios in run-off offset by the purchase of Treasury bills. In 2011, cash and cash equivalents decreased by £2,209m, principally due to the increase from Santander UK’s lending activities offset by the continued de-leveraging process of legacy portfolios in run-off and issuing of new loan capital. In 2010, cash and cash equivalents increased by £18,995m, principally due to Santander UK holding significantly more high quality liquid assets in response to new UK regulatory requirements.

Santander UK plc 2012 Annual Report	59

Business and Financial Review

Balance Sheet Review continued

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest administered rate items in Santander UK’s balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. Santander UK is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by repricing separately the variable rate mortgages and variable rate retail deposits, subject to competitive pressures.

Santander UK also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Santander UK manages the margin on fixed-rate products by the use of derivatives matching the fixed-rate profiles. The risk of prepayment is reduced by imposing early termination charges if the customers terminate their contracts early.

Santander UK seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Management Report beginning on page 63.

Changes in net interest income – volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for Santander UK for the years ended 31 December 2012, 2011 and 2010. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2012/2011			2011/2010
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	67	47	20	(49)	(3)	(46)
- Non-UK	(20)	(23)	3	15	21	(6)
Loans and advances to customers:
- UK	(49)	9	(58)	627	292	335
- Non-UK	—	—	—	(1)	—	(1)
Other interest earning financial assets:
- UK	4	102	(98)	(21)	(64)	43
- Non UK	1	—	1	—	—	—

Total interest income
- UK	22	158	(136)	557	225	332
- Non-UK	(19)	(23)	4	14	21	(7)

	3	135	(132)	571	246	325

Interest expense
Deposits by banks:
- UK	31	46	(15)	77	88	(11)
- Non-UK	(4)	(4)	—	4	4	—
Deposits by customers - retail demand deposits:
- UK	452	52	400	96	(39)	135
- Non-UK	(14)	(19)	5	(21)	(22)	1
Deposits by customers - retail time deposits:
- UK	(240)	(81)	(159)	14	15	(1)
- Non-UK	(7)	(18)	11	64	33	31
Deposits by customers - wholesale deposits:
- UK	22	30	(8)	134	18	116
Subordinated debt:
- UK	(21)	(23)	2	(63)	(21)	(42)
- Non-UK	(19)	(18)	(1)	1	(2)	3
Debt securities in issue:
- UK	718	143	575	349	93	256
- Non-UK	(13)	(22)	9	(15)	(26)	11
Other interest-bearing liabilities:
- UK	13	4	9	(85)	(84)	(1)

Total interest expense
- UK	975	171	804	522	70	452
- Non-UK	(57)	(81)	24	33	(13)	46

	918	90	828	555	57	498

Net interest income	(915)	45	(960)	16	189	(173)

60	Santander UK plc 2012 Annual Report

Business and Financial Review

Balance Sheet Review continued

AVERAGE BALANCE SHEET

As year-end statements may not be representative of Santander UK’s activity throughout the year, average balance sheets for Santander UK are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

	2012			2011			2010
	Average Balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest £m	Average rate %	Average balance(1) £m	Interest £m	Average rate %
Assets
Loans and advances to banks:
- UK	28,941	158	0.55	19,144	91	0.48	19,561	140	0.72
- Non-UK	2,339	9	0.38	10,791	29	0.27	4,345	14	0.32
Loans and advances to customers:(3)
- UK	198,657	7,376	3.71	198,416	7,425	3.74	190,239	6,798	3.57
- Non-UK	7	—	4.01	10	—	3.92	12	1	8.33
Debt securities:
- UK	5,093	77	1.51	2,129	73	3.43	6,656	94	1.41
- Non-UK	92	1	1.09

Total average interest-earning assets, interest income(2)	235,129	7,621	3.24	230,490	7,618	3.31	220,813	7,047	3.19

Impairment loss allowances	(1,707)	—	—	(1,639)	—	—	(1,526)	—	—
Trading business	26,445	—	—	36,205	—	—	28,593	—	—
Assets designated at FVTPL	4,439	—	—	5,801	—	—	8,171	—	—
Other non-interest-earning assets	42,624	—	—	37,763	—	—	39,708	—	—

Total average assets	306,930	—	—	308,620	—	—	295,759	—	—

Non-UK assets as a % of total	0.79%	—	—	3.50%	—	—	1.47%	—	—

Liabilities
Deposits by banks:
- UK	(11,945)	(195)	1.63	(9,347)	(164)	1.75	(4,651)	(87)	1.87
- Non-UK	(65)	—	—	(153)	(4)	2.61	—	—	—
Deposits by customers - retail demand:
- UK	(73,832)	(1,715)	2.32	(70,887)	(1,263)	1.78	(73,367)	(1,167)	1.59
- Non-UK	(1,375)	(40)	2.91	(2,104)	(54)	2.57	(2,979)	(75)	2.52
Deposits by customers - retail time:
- UK	(46,256)	(708)	1.53	(50,581)	(948)	1.87	(49,780)	(934)	1.88
- Non-UK	(5,818)	(154)	2.65	(6,566)	(161)	2.45	(4,914)	(97)	1.97
Deposits by customers - wholesale:
- UK	(22,506)	(307)	1.36	(20,349)	(285)	1.40	(18,159)	(151)	0.83
- Non-UK	(52)	—	—	—	—	—	—	—	—
Bonds and medium-term notes:
- UK	(55,567)	(1,374)	2.47	(45,641)	(656)	1.44	(35,073)	(307)	0.88
- Non-UK	(3,043)	(25)	0.82	(7,019)	(38)	0.54	(13,825)	(53)	0.38
Dated and undated loan capital and other subordinated liabilities:
- UK	(4,722)	(135)	2.86	(5,557)	(156)	2.81	(6,158)	(219)	3.56
- Non-UK	(438)	(39)	8.90	(633)	(58)	9.16	(661)	(57)	8.62
Other interest-bearing liabilities:
- UK	(129)	(14)	10.85	(24)	(1)	4.17	(1,197)	(86)	7.18

Total average interest-bearing liabilities, interest expense(2)	(225,747)	(4,706)	2.08	(218,861)	(3,788)	1.73	(210,764)	(3,233)	1.53

Trading business	(28,962)	—	—	(41,615)	—	—	(39,673)	—	—
Liabilities designated at FVTPL	(5,152)	—	—	(6,307)	—	—	(5,740)	—	—
Non-interest-bearing liabilities:
- Other	(33,770)	—	—	(29,373)	—	—	(29,991)	—	—
Shareholders’ funds	(13,299)	—	—	(12,464)	—	—	(9,591)	—	—

Total average liabilities and shareholders’ funds	(306,930)	—	—	(308,620)	—	—	(295,759)	—	—

Non-UK liabilities as a % of total	3.52%	—	—	5.34%	—	—	7.57%	—	—

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2012 was 104.16% (2011: 105.31%, 2010: 104.77%).
(3)	Loans and advances to customers include non-performing loans. See the “Credit Risk” section of the Risk Management Report.
(4)

The net interest margin for the year ended 31 December 2012 was 1.24% (2011: 1.66%, 2010: 1.73%). Net interest margin is calculated as net interest income divided by average interest earning assets. This differs from the Banking Net Interest Margin, discussed on page 9, which is calculated as net interest income (adjusted to remove net interest income from the Treasury asset portfolio) divided by average commercial assets (including mortgages, unsecured personal loans, corporate loans and overdrafts).

(5)

The interest spread for the year ended 31 December 2012 was 1.16% (2011: 1.57%, 2010: 1.66%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

Santander UK plc 2012 Annual Report	61

Business and Financial Review

Risk Management Report

THE RISK MANAGEMENT REPORT

This Risk Management Report contains audited financial information and forms an integral part of the Consolidated Financial Statements, except as marked as unaudited in the non-financial risk sections and on pages 63, 70, 71, 73,119 and 120.

The Risk Management Report consists of:

•	A description of Santander UK’s approach to the management of risk, including its Risk Framework, and

•	Further detail on Santander UK’s key risks, with separate discussions of:

•	Financial risks, and

•	Non-financial risks.

This Risk Management Report should be read in conjunction with the Summary Risk Report on pages 16 to 18.

62	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

RISK MANAGEMENT

Introduction (unaudited)

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk is critical for the effective management of the business. Santander UK aims to employ a prudent approach and advanced risk management techniques to facilitate the delivery of robust financial performance, and ultimately build sustainable value for all our stakeholders, including our staff, customers, fixed income investors, shareholders and the communities in which we operate.

Santander UK aims to maintain a predictable medium-low risk profile, consistent with its business model, which is key to the successful achievement of our strategic objectives set out in “Our Business and our Strategy” on page 4.

RISK FRAMEWORK (unaudited)

During 2012, the Board approved a new Risk Framework, setting out enhancements to the management, control and oversight of all risk types in Santander UK. The Risk Framework aims to continue to ensure that risk is managed and controlled on behalf of all our stakeholders.

The key components of this framework include:

•	Risk definition and structure,

•	Core principles,

•	Governance, roles and responsibilities, and

•	System of internal control.

Risk definition and structure

Risk is defined as the uncertainty around Santander UK’s ability to achieve its business objectives, and specifically equates to a number of risk factors that have the potential to adversely impact on profitability.

The key risk types for the Santander UK group are defined in the next section. As set out in the diagram opposite, the key risk types are classified as:

•	Financial, and

•	Non-financial.

Santander UK plc 2012 Annual Report	63

Business and Financial Review

Risk Management Report continued

Financial Risk Types	Definition
Credit Risk

Credit Risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which Santander UK has directly provided credit, or for which Santander UK has assumed a financial obligation.

Traded Market Risk	Traded Market Risk is the risk of losses in on- and off-balance sheet positions within Santander UK’s trading books, arising from movements in market prices.

Structural Risks

Non-traded Market Risk is Santander UK’s risk of loss of income or loss of economic value arising from changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect Santander UK’s net worth through an adjustment to revenues, assets, liabilities and off balance sheet exposures in the banking book.

Pension Risk is both the risk of the change in the accounting position and the risk of an unplanned increase in funding required by Santander UK’s defined benefit pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.

Liquidity Risk is the risk that Santander UK, although solvent, either does not have available sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Funding Risk is the risk that Santander UK does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails.

Capital Risk is defined as the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Non Financial Risks	Definition
Conduct Risk	The risk that the business and operational decisions Santander UK takes and the behaviours displayed lead to detriment or poor outcome for our customers.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Regulatory Risk	The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.

Strategic Risk	The risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.

Reputational Risk	The risk that the reputation of Santander UK prevents the achievement of its strategic objectives.

Human Resources Risk	The risk of not having the sufficient number and quality of people to deliver Santander UK’s strategy or comply with legislative requirements.

Accounting and Reporting Risk	The failure to comply with regulatory and legal requirements for accounting and reporting of financial disclosures, which may lead to fines and/or restrictions and/or reputational damage.

Legal Risk	The risk of unexpected loss arising from a:
• defective transaction; or
• failure to take appropriate measures to protect assets; or
• claim being made or some other event occurring which results in a liability for Santander UK or other loss; or
• change in law.

64	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Core principles

The following statements are the core principles which underpin the Risk Framework:

•	Each business area is held accountable for the management of the risks arising from its activities;

•	Risk should be considered as part of the governance around every business decision;

•	All material risk exposures must be identified, assessed, managed and reported in a timely and accurate manner;

•

An internal control system should be in place to ensure that risk management and controls are executed in accordance with the guiding principles, minimum standards, risk appetite, limits and mandates; and

•	Risk management should be included within objective setting, performance management and remuneration to ensure a balanced approach to risk taking at all levels and in all parts of Santander UK.

Governance, roles and responsibilities

Committee structure

The diagram below sets out the main Board and management committees which underpin the Risk Framework.

In addition, for larger value credit transactions and other significant risk exposures, reference is made to the “Comision delegada de riesgos” (‘CDR’ or Delegated Risk Committee) in the Banco Santander group.

Santander UK plc 2012 Annual Report	65

Business and Financial Review

Risk Management Report continued

Key responsibilities

The key risk responsibilities of the Board and its committees include:

Board/Board Committees	Main risk responsibilities (within overall responsibilities)

The Board	•	Overall responsibility for business execution and risk management.
	•	Approval of the risk framework and Risk Appetite.

Board Risk Committee	•	Advise the Board on Santander UK’s overall Risk Appetite, tolerance and strategy, taking account of the current and prospective macroeconomic and financial environment.
	•	Oversee and advise the Board on current risk exposure and future risk strategy.
	•	Review Risk Appetite for submission to Board.
	•	Review and recommend the Santander UK risk framework for the Board’s approval.
	•	Review and approve specific risk frameworks.
	•	Consider and recommend actions in respect of all risk issues escalated by the Chief Risk Officer.
	•	Review the effectiveness of risk management systems and internal controls.
	•	Review significant transactions from a risk perspective.

Board Audit Committee	•

Monitor and review the integrity of Santander UK’s financial statements, and any formal announcements relating to Santander UK’s financial performance, including significant financial reporting judgements contained in them.

	•	Review Santander UK’s internal financial controls.
	•	Assess the external auditor’s independence and objectivity and monitor the effectiveness of the audit process.
	•	Monitor and review the effectiveness of Santander UK’s internal audit function.
	•	Review whistle-blowing arrangements.

Board Remuneration Oversight Committee	•	Oversee and supervise policies and frameworks covering remuneration and reward for Santander UK.
	•	Review new or changed short-term or long-term incentive plans.
	•	Ensure that measurement of performance includes adjustments for all types of current and future risks.

Board Nomination Committee	•	Identify and nominate candidates to fill Board vacancies.
	•	Recommend membership of the Board Risk Committee and Board Audit Committee to the Board.
	•	Consider succession planning for directors and senior executives.

66	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

The key risk responsibilities of the executive committees include:

Executive Committees	Main risk responsibilities

Executive Committee	•	Consider and approve business plans aligned with Risk Appetite and risk framework prior to submission to the Board for approval.
	•	Receive updates from CEO-level committees on key risk issues and monitor actions taken.

Strategic Risk and Financial Management Committee (‘SRFM’)	•	Ensure proactive measurement and control of structural balance sheet risks, capital, funding and liquidity, in accordance with the policies, strategies and future plans set by the Board.
	•	Review and monitor FMIR and ensure any exposures in excess of appetite are appropriately dealt with.

Executive Risk Committee	•	Review Santander UK’s Risk Appetite proposal prior to submission to the Board.
	•	Monitor compliance with Risk Framework, Risk Appetite and risk policies.
	•	Review and monitor risk exposures and approve any corrective action required.
	•	Approve credit and market risk transactions for exposures above £70m.

Strategic Pensions Committee (‘SPC’)	•	Review pension risk appetite proposals.
	•	Approve actuarial valuations and related impacts on Santander UK’s contributions, capital and funding arrangements.
	•	Consult with the pension scheme Trustees on scheme investment strategy.

Risk Oversight Committee	•	Challenge and monitor Risk Appetite consumption.
	•	Review Risk Appetite framework, prior to submission to the Board.
	•	Review and challenge risk frameworks from an oversight perspective.
	•	Provide advice on risk management, risk strategy and risk policy matters.

The key risk responsibilities of other committees include:

Other committees	Main risk responsibilities

Asset and Liability Management Committee

Support SRFM by recommending the non-traded market risk exposure of Santander UK’s balance sheet, the composition of Santander UK’s capital structure and assessing the management of funding and liquidity.

Risk Management Committee	Establish adequate and effective risk control processes, policies and reporting systems to ensure all financial risks are managed within the Risk Framework approved by the Board.

Credit & Investment Approvals Committee	Approve corporate and wholesale credit and investment transactions over and above the levels delegated to individuals and below levels required to be submitted to Executive Risk Committee.

Internal Control Committee	Establish adequate and effective risk control processes, policies and reporting systems to ensure all non-financial risks are managed within the Risk Framework approved by the Board.

Capital Committee	Establish adequate and effective risk control processes, reporting systems and processes to ensure that all material capital risks are managed within the Risk Framework approved by the Board.

Operational Pension Committee

Support the SPC by recommending material amendments to Trust Deeds and Rules, significant changes to pension arrangements and funding strategies. Approve forward-looking plans, projects and initiatives, referring material matters to the SPC.

Product Approval and Oversight Committee

Approve customer, conduct, governance, operational, reputational, risk and control aspects relating to the external launch of new products and campaigns across all businesses and to material changes in existing products.

Pricing Committee

Approve pricing decisions for retail and corporate products. Understand the financial risks inherent in these products, ensuring they are adequately mitigated. This committee was established in January 2013.

Disclosure Committee

Ensure the adequacy and effectiveness of Santander UK’s disclosure controls and procedures and review and evaluate material financial information and announcements to be disclosed to the London Stock Exchange, US Securities and Exchange Commission and other recognised bodies.

Santander UK plc 2012 Annual Report	67

Business and Financial Review

Risk Management Report continued

The Chief Executive Officer

The Board delegates responsibility to the Chief Executive Officer for the execution of business activities and the management of risk on a day-to-day basis. The key responsibilities of the Chief Executive Officer relating to risk are to:

•	Propose and execute Santander UK’s business plan and strategy, and manage the risks that arise in the execution of this strategy with a delegated authority from the Board for this purpose.

•	Propose to the Board the Risk Appetite to gain their agreement on the maximum level and type of risk Santander UK is willing and able to accept to achieve its strategic objectives and business plan.

•	Delegate authority to executives to enable the discharge of responsibilities for the management and control of risk.

•	Oversee the establishment and maintenance of appropriate risk management systems and controls.

•	Report on a regular basis to the Board on the management of the key risks to achieving Santander UK’s strategic objectives and business plan.

•

Promote a corporate culture ensuring ethical practices and social responsibility are fostered, and that the policies and corporate values approved by the Board are effectively communicated throughout Santander UK.

The Chief Risk Officer

As the leader of the risk function for Santander UK, the Chief Risk Officer provides oversight and challenge. The Chief Risk Officer reports to the Board and also has a reporting line to the Chief Executive Officer for operational purposes. The key responsibilities of the Chief Risk Officer are to:

•	Propose to the Board (via the Board Risk Committee) a Risk Framework, which sets out how the risks arising from Santander UK’s activities are managed within Board-approved Risk Appetite and limits.

•

Provide assurance to the Board that all material risks incurred by Santander UK are appropriately identified measured and reported and that the systems, controls and delegated authorities for the management of these risks are both adequate and effective.

•	Provide assessment on key risks to the Chief Executive Officer, Board Risk Committee and Board, escalating any issue or breach of appetite or limit as necessary.

The Chief Risk Management Officer

The Chief Risk Management Officer has dual reporting lines to both the Chief Executive Officer and the Chief Risk Officer. The Chief Risk Management Officer assists the Chief Executive Officer in proposing the Risk Appetite and overall risk policy. The other main responsibilities of the Chief Risk Management Officer are to:

•

Establish and maintain adequate processes and controls to ensure that all financial risks are managed within the Risk Appetite, and in accordance with the principles established in the respective specific risk frameworks.

•	Ensure all financial risks are properly identified, assessed, managed and reported.

•	Control and manage financial risks by proposing risk limits and policies for review and agreement.

•	Monitor risk exposure and utilisation against risk limits; report and action as required.

•	Ensure the risk culture is embedded throughout the business.

68	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Risk organisational structure

Santander UK is structured into three lines of defence with clearly defined and segregated responsibilities with respect to risk:

Business Units which, through the execution of their business activities, originate risk. The head of each business unit is responsible for these risks and their primary management including:
•	Their identification, assessment, measurement and reporting, and
•	Management in line with Risk Appetite statements, policies and controls.
Specialised Risk Units which support the business in the management of complex and specialised risk.

Risk Control Units are independent from risk origination functions. They are under the executive responsibility of the Chief Executive Officer and also report to the Chief Risk Officer. They comprise the Chief Risk Management Officer (‘CRMO’) Unit, the Internal Control Unit, and Legal and Secretariat. The risk control units are responsible for effectively controlling risks and ensuring they are managed within the risk limits and mandates approved by the Board and Chief Executive Officer for which they:

•	Define and propose Risk Appetite and policies, ensuring an adequate link between them,
•	Use stress tests and scenario analysis to inform and assess Santander UK’s resilience with respect to its business objectives and risk statements and limits,
•	Measure and monitor risk exposures and profiles, and generate risk management information for senior management and committees,
•	Identify, assess and report risks including limit/threshold breaches and ensuring remedial actions are in place,
•	Define comprehensive but appropriate controls and ensure these are embedded, and
•	Maintain appropriate management information and risk reporting systems.
The Risk Oversight Unit assists the Chief Risk Officer in ensuring that risk management and control operates under the risk mandates and limits defined by the Board and:
•	Provides independent risk assessment and advice to the Chief Risk Officer, Chief Executive Officer, Board Risk Committee and Board,
•	Defines and proposes the Risk Frameworks for Board and Board Risk Committee approval,
•	Oversees and challenges risk management and risk control, including the oversight of the Risk Appetite proposed, and the associated business plan,
•	Conducts and co-ordinates Risk Appetite stress testing,
•	Verifies the adequacy and completeness of the systems of controls,
•	Identifies and assesses key enterprise-wide risks and potential emerging and future risks, and
•	Validates models and methodologies used for risk management.

The third line of defence is carried out by the Internal Audit Unit, which reports to the Board Audit Committee and the Board Risk Committee. Its main functions are:
•	Independently supervise the fulfilment, effectiveness and efficiency of internal control systems, as well as the reliability and quality of the accounting,
•

Verify that the units responsible for exercising control over risks fulfil their purpose and respect the policies set by senior management, the procedures and the relevant internal and external regulations, and

•	Independently assure the adequacy and effectiveness of implementing risk policies.

Santander UK plc 2012 Annual Report	69

Business and Financial Review

Risk Management Report continued

The reporting lines of these units with respect to the management of risk are set out below:

System of Internal Control

Santander UK’s system of internal control for risk comprises a hierarchy of risk frameworks, policies and limits for each specific risk type. Specific risk frameworks establish the principles, standards, rules and governance requirements for the management and control of each risk type. In support of these frameworks, each specific risk type has its own suite of policies and limits. These set out the rules and risk limits for the management of risk at a more granular level (e.g. credit portfolios). The risk limits employed in the management of each specific risk type are linked to the Santander UK’s overall Risk Appetite, as set out in the next section.

RISK APPETITE (unaudited)

The Risk Appetite defines the type and the level of risk that Santander UK is willing and able to accept in pursuit of its strategic objectives under a severe but plausible stress scenario. The Risk Appetite and the Santander UK strategy are inter-related. The strategy must be achievable within the agreed boundaries determined by the Board-approved Risk Appetite statements.

The Risk Appetite is expressed through three types of mechanism:

•	Primary metrics - These are the primary articulation of the Risk Appetite and cover losses, capital and liquidity.

•	Complementary metrics - These support the primary metrics with the aim of controlling risk concentrations.

•	Qualitative Statements - These express the Risk Appetite for risks that do not lend themselves to expression through a metric, for example in the area of reputational risk.

70	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

The table below sets out further detail on the nature of metrics employed.

Santander UK defines its Risk Appetite in accordance with the following principles:

•	Maintain the trust of its customers, shareholders and employees,

•	Maintain a predictable, medium-low risk profile,

•	Maintain a moderate overall market risk appetite,

•	Maintain a stable policy of profit generation and dividend pay-out,

•	Preserve strong capital and liquidity ratios,

•	Provide effective diversification in the sources and tenor of funding,

•	Control large concentrations to customers and industries,

•	Comply with regulatory requirements,

•	Deliver target capital returns, driven by a strong risk culture, and

•	Maintain a remuneration policy that contains the necessary incentives to ensure that the individual interests of employees and executives are aligned to the Risk Appetite.

Santander UK plc 2012 Annual Report	71

Business and Financial Review

Risk Management Report continued

KEY TOOLS AND TECHNIQUES (unaudited)

In managing risk, Santander UK employs a number of tools and techniques. Certain of these are described in further detail in the later sections of this report. In summary, they comprise the following:

•	Internal rating and scoring models which, by assessing the qualitative and quantitative risk components by customer and transaction or product, make it possible to measure risk.
•	Self-assessment techniques employed, for example, in operational risk and supplemented by use of loss data.
•	Market risk models, including Value at Risk (‘VaR’), used for controlling market risk and setting the market risk limits for the trading portfolios.

Economic capital requirements are a homogeneous measure of risk and the capital required to maintain the desired risk profile. They enable Santander UK to:
•	Quantify the consolidated risk profile taking into account the significant risks of the business, as well as the diversification effect inherent in a multi-business group such as Santander UK.
•	Prepare economic capital forecasts as part of its internal capital adequacy assessment.
•

Consider the concentration risk for corporate and markets portfolios, in terms of both the size of their exposure and their sector or geographic concentration. Product concentration in retail portfolios is captured through the application of an appropriate correlation model.

•	Monitor the economic capital position on a monthly basis.

Santander UK employs a return on risk-adjusted capital (‘RORAC’) methodology with the following activities and objectives:
•

Calculation of economic capital requirement and of the return thereon for Santander UK’s business units and for business segments and portfolios in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirement and RORAC of Santander UK’s business units.
•	Analysis and setting of prices in the decision-making process for transactions or products, such as loan approval.

RORAC facilitates the comparison of the performance of transactions, customers, portfolios and businesses. It also identifies those which achieve a risk-adjusted return higher than the cost of capital, aligning risk management and business management with the aim of maximising value creation.

The main objective of scenario analysis and stress testing at Santander UK is to enhance senior management’s understanding of the sensitivity of Santander UK’s business plan, risk profile and financial resources to stress and scenario events. Scenario analysis and stress testing outputs form the basis for developing appropriate action plans that are ready to be deployed to mitigate as much of the impacts of the events as possible.

The Board views scenario analysis and stress testing as an intrinsic component of risk governance and has ultimate responsibility for its application and embedding it throughout Santander UK. The Stress Testing Framework aims to ensure that consistent and comprehensive stress testing is undertaken throughout Santander UK and that scenario analysis and stress testing is an integral part of:

•	The setting and review of Santander UK’s Risk Appetite;
•	The three year planning process;
•	The capital planning process;
•	Liquidity and contingency planning; and
•	Santander UK’s compliance with prevailing regulatory requirements.

The on-going independent validation of our risk models provides assurance in respect of their appropriateness and reliability.
•	The validation is conducted independently of the teams responsible for the development of the models, and has a separate reporting line.
•	It is specialised and expert, and reviews both the methodological aspects of the models, but also the technical environment and data employed.
•	Validation is undertaken to ensure all our regulatory obligations are met.

72	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Allocation of risk across Santander UK

As a homogenous measure of risk, economic capital can be used to illustrate the distribution of risk across those risk types for which capital is considered an effective mitigant.

The diagram opposite sets out the distribution of economic capital requirements at 31 December 2012 by key risk type. This allocation does not make allowance for the effects of diversification across risks or assets. Figures are derived from the economic capital consumption at 31 December 2012.

Structural Risk includes Non Traded Market Risk allocation of 8%. Non Financial Risk includes Operational Risk allocation of 10%.

RISK CULTURE (unaudited)

Our risk culture is founded on the core principles described above and is embedded into all business units through the implementation of the Santander UK Risk Framework:

•

The Chief Executive Officer and Chief Risk Officer are responsible for promoting a corporate culture, promoting ethical practices and fostering social responsibility. Policies and corporate values, approved by the Board, are communicated throughout Santander UK.

•

The Santander UK Risk Framework, implemented in 2012, provides a common acceptance throughout the organisation of the importance of continuous risk management, including clear accountability and ownership of risk areas. Minimum standards apply to each of the five core principles and are monitored through a documented attestation process.

•	The committee structure and governance process allows for timely risk information flow, challenge and escalation.

•	In 2012, new Santander UK corporate values were launched. These align behaviours to four key values in support of our risk culture: Teamwork, Excellence, Innovation and Commitment.

•	In 2012, risk training and briefings were given to Board members, Executive Committee members and Operational Risk officers.

•

An established ‘Risk School’ supports learning and professional development across Risk whilst engendering risk understanding and capability across other areas of Santander UK. The Risk School’s objectives include sharing of risk best practice and the provision of quality risk training. In 2012:

•	15,648 training hours were delivered to risk professionals by the Risk School.

•	A training programme aimed at non-risk professionals resulted in an increased level of risk knowledge and understanding across other Santander UK business areas.

•	147 non-risk professionals received face-to-face training and 11,500 undertook e-learning development across a variety of risk-related topics.

•	From a communication perspective, policies and procedures articulate the application of risk management techniques to Risk Framework principles.

•	The Santander UK employee handbook documents expectations of employees in relation to business and financial integrity.

During 2013, further work is planned as follows:

•	A comprehensive risk awareness campaign is planned to be launched in 2013 to further strengthen and embed a risk management culture across Santander UK.

•	Risk awareness training and communication programme for all staff and face-to-face workshops for risk controllers and Directors.

•	Inclusion of risk behavioural competencies within job profiles and mandatory risk objectives within the performance management process.

Santander UK plc 2012 Annual Report	73

Business and Financial Review

Risk Management Report continued

FINANCIAL RISKS

CREDIT RISK

INTRODUCTION

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which Santander UK has directly provided credit, or for which the Santander UK has assumed a financial obligation.

This section sets out further detail on:

• Credit risk classification,
• Measurement across the credit cycle,
• Approach to forbearance, and
• Credit risk exposure at a Santander UK level.

Credit risk classification

Santander UK’s exposures to credit risk arise in the following businesses:

RETAIL BANKING		CORPORATE BANKING	MARKETS		CORPORATE CENTRE
•	Exposures consist of residential mortgages, banking, and other personal financial services products.	•

Exposures consist of loans, bank accounts, treasury instruments, asset finance, cash transmission, trade finance and invoice discounting. These services are provided to large corporates, UK SMEs and specialist businesses.

			•	Exposures arise from financial services and treasury products provided to financial institutions and large corporates.	•	Exposures result from asset and liability management of the balance sheet. This area is also responsible for managing credit risk on the non-core and legacy portfolios being run down.

The credit risk arising in each of these businesses is covered in further detail in subsequent sections. Across these business segments, the management of credit risk is tailored according to the type of customer. These are typically classified as either non-standardised or standardised customers as follows:

STANDARDISED CUSTOMERS
•

Consists primarily of individuals and small businesses. Risk management is based on internal risk assessment and automatic decision-making models, supported by teams of analysts specialising in this type of risk.

•	As a general rule, the following businesses deal with standardised customers: Retail Banking, Corporate Banking, and Corporate Centre (for certain non-core portfolios).

NON-STANDARDISED CUSTOMERS
•

Consist mostly of medium and large corporate customers and financial institutions where risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

•	As a general rule, the following businesses deal with non-standardised customers: Corporate Banking, Markets and the Corporate Centre.

74	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Measurement across the credit cycle

The credit cycle comprises the following elements. Each element is described in further detail below:

1. Risk limit planning and setting

This phase involves setting risk limits which:

•	Are aligned to Santander UK’s business plan and strategic aims,

•	Ensure adherence to Santander UK’s Risk Appetite, and

•	Control the risk associated with any new product proposals.

Risk limit planning and setting is a dynamic process involving the discussion of business proposals and the attitude to risk. This process is defined in the risk limit plan, a comprehensive document for the integrated management of the balance sheet and its inherent risks. The way in which risk limits are set is tailored to each risk classification as follows:

STANDARDISED CUSTOMERS
•	The risk limits are planned and set on a portfolio basis.

•

For each portfolio, a credit management programme is produced. These documents contain the expected results of the portfolio in terms of risk and return, as well as the limits applicable to various activities and the related risk management.

NON-STANDARDISED CUSTOMERS
•	A high-level risk limit is approved to support the customer’s overall financing needs.

•

This limit covers a variety of products (such as lending, trade finance or derivatives) enabling Santander UK to define a total risk tolerance with the customer based on current and expected financial requirements.

•

For global corporate groups, a system of pre-agreed limits (pre-classification) is used, based on an economic capital measurement and monitoring system. For large corporate customers, a simplified pre-classification model is applied.

2. Risk analysis and credit rating process

Risk analysis is performed to establish the customer’s ability to meet its obligations. The analysis includes a review of customer credit quality, associated operational risk, and risk adjusted returns.

To aid this analysis, Santander UK uses a number of proprietary internal measurement tools including statistical models and rating systems. These are used for internal credit risk assessments, informing lending decisions, and for calculating regulatory and economic capital requirements. These are tailored to each risk classification as follows:

STANDARDISED CUSTOMERS
•

For standardised customers, Santander UK typically employs statistical models that automatically assign a score to the proposed transaction or customer. Such scorecards typically work in conjunction with other policy rules.

NON-STANDARDISED CUSTOMERS
•

For many non-standardised counterparties with a global footprint, Santander UK employs rating tools, co-ordinated on a global basis by the Banco Santander group. Portfolios of this nature include sovereigns, large corporate and certain financial institutions. Ratings for non-standardised customers and financial institutions employ specific proprietary rating systems.

Santander UK plc 2012 Annual Report	75

Business and Financial Review

Risk Management Report continued

STANDARDISED CUSTOMERS
•

Most decisions are made via an automated route. There are cases however where additional qualification and manual intervention is necessary. Risk assessment is not constrained to decisions at origination, as often scorecards exist across the customer lifecycle.

•	Scorecards and policies are monitored frequently, with both quantitative and qualitative triggers embedded.

NON-STANDARDISED CUSTOMERS
•

The tools utilised have both quantitative and qualitative components. The qualitative stage involves the analysis of the relative financial performance of the customer, together with macro-economic data. This is supplemented in the qualitative stage with an analyst’s expert judgement.

•	The ratings are reviewed at least annually or more frequently in cases where monitoring indicates this is appropriate.

•	The rating tools are also reviewed in order to progressively fine-tune the ratings they provide

Credit risk parameters

The Santander UK group uses a number of internal measures and measurement tools for the purposes of making internal credit risk assessments and lending decisions and for calculating regulatory capital in accordance with Basel II requirements but these are not used in the calculation of impairment loss allowances for accounting purposes under IFRS. For the remainder of the Risk Management Report, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS unless specified as relating to Basel II. For details of the accounting policies for impairment calculated in accordance with IFRS refer to pages 219 to 224.

The Basel II assessment of customers or transactions using rating or scoring systems constitutes a judgement of their credit quality, which is quantified through the probability of default (‘PD’). In addition to PD, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (‘EAD’) and the percentage of EAD that will not be recovered (loss given default or ‘LGD’). PD, EAD and LGD are all calculated in accordance with the requirements of Basel II and include direct and indirect costs. In estimating the risk involved in transactions, other factors such as any off-balance sheet exposure and collateral valuations are also taken into account. The combination of these risk parameters (i.e. PD, LGD and EAD) enables calculation of the expected loss (‘EL’). The risk parameters are used to calculate the Basel II regulatory capital.
For portfolios with limited internal default experience (e.g. banks) parameter estimates are based on alternative sources, such as market prices or studies conducted by external agencies. These portfolios are known as “low default portfolios”. For all other portfolios, parameter estimates are based on internal risk models.

•	PD is calculated by observing the cases of new defaults in relation to the final rating assigned to customers or to the scoring assigned to the related transactions.

•

EAD is calculated by comparing the use of committed facilities at the time of default and their use under normal (i.e. performing) circumstances, so as to estimate the eventual extent of use of the facilities in the event of default.

•

LGD is calculated by observing the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing and the indirect costs arising from the recovery process.

The parameters estimated for global portfolios (e.g. banks) are the same throughout the Banco Santander group. Therefore, a financial institution will have the same PD for a specific rating, regardless of the Banco Santander group entity in which the exposure is booked. By contrast, local portfolios (e.g. residential mortgages) have specific score and rating systems. PDs are assessed specifically for each borrower within the portfolio.

3. Transaction decision-making

Having analysed the transactions and rated the customer, a decision is then made about whether or not to approve the transaction. This decision-making process takes account of:

•	The credit quality of the customer, the underlying risk of the transaction and the extent of any risk mitigation (e.g. collateral),

•	Associated risk policy, limits and appetite, and

•	Achievement of the correct balance between risk and associated return.

All decisions to approve credit transactions are made under authority delegated by the Board. The approach to the decision-making process differs according to risk classification as follows:

STANDARDISED CUSTOMERS
•	In the standardised risk environment, automated decision models are used to facilitate the management of large volumes of credit transactions.

STANDARDISED CUSTOMERS
•

Credit approval decisions are made under a system of delegated authorities to individuals. Larger transactions above pre-defined limits are referred to governance committees. These include the Credit & Investment Approvals Committee and, for higher value transactions, the Executive Risk Committee.

76	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

STANDARDISED CUSTOMERS
•	In certain cases this is supplemented by the use of manual underwriting to ensure adherence to risk policy and that the appropriate decision is made for both the customer and Santander UK.

NON-STANDARDISED CUSTOMERS
•	This decision-making process is followed both for transactions under pre-classified limits and those which receive specific approval.

4. Risk monitoring

The Risk Division has a specific monitoring function to enable early detection of issues. Monitoring is conducted at a portfolio, segment, customer and transactional level. Mitigating actions are proposed if deterioration is detected. Credit concentrations are also monitored. Concentration limits as defined by the Risk Appetite are reviewed and approved as necessary.

A specialised approach to monitoring is adopted for each risk classification:

STANDARDISED CUSTOMERS
•

For exposures to standardised customers, key indicators are monitored in order to detect any variance in the performance of portfolio compared to the forecasts contained in the credit management programmes.

•	The scorecards, rating systems (including those necessary for Basel II), and associated policy are also monitored to check for stability and performance.

NON-STANDARDISED CUSTOMERS
•	For Corporate and some other specific lines of business, a ‘watchlist’ system is employed of companies under special watch. For brevity, this is referred to by the internal Spanish acronym ‘FEVE’.

The four stages in the ‘FEVE’ system are:

A customer can be classified as FEVE as a result of the monitoring process itself, a decision made by the manager responsible for that customer or the triggering of the automatic warning system. There are a range of indicators that may trigger a case being added to FEVE, including downturn in trade, covenant breaches, major contract loss, and resignation of key management. Such cases are assessed to determine the potential financial implications of these trigger events. Inclusion in the FEVE system does not automatically mean there has been a default, but will result in the following action:

•	A specific and time-bound action plan will be put in place for this customer, together with the assignment of specific individuals for management.

•	Customers are reviewed monthly and the assigned rating is reviewed at least every six months,

5. Risk measurement and control

Changes in Santander UK’s credit risk position are measured and controlled on an ongoing and systematic basis against budgets, limits and benchmarks. The potential future impact of these changes, both of an external nature and those arising from strategic decisions, is assessed in order to establish the required mitigating action needed.

Several metrics are used to measure and control credit risk during this phase. The two key metrics are:

KEY METRICS
•	Expected loss (‘EL’)	EL is defined as the product of the three parameters: PD, EAD and LGD. It is an indication of the likely future costs of credit risk.

•	Net movement in non-performing loans (‘NPLs’)

Defined as net movement in NPL stock over a period (closing balance less opening balance) plus write-offs, minus assets recovered during the same period. This metric and its components play a decisive role as tracking variables used to detect early changes in the behaviour of portfolios.

Santander UK plc 2012 Annual Report	77

Business and Financial Review

Risk Management Report continued

The risk control function assesses risks from various complementary perspectives, including geographical location, business area, management model and product and process, thus facilitating the detection of specific areas of action requiring remediation. Stress testing techniques are also employed to establish vulnerabilities to economic deterioration.

6. Recovery management

The macroeconomic environment directly affects the number of customers who default on an obligation. Recovery management is therefore critical to the success of our business, and is deployed through special recovery units.

Recovery management is a strategic, integrated business activity. The Banco Santander group has a global model which is applied and implemented by Santander UK. The objectives of the recovery process are as follows:

CREDIT RISK OBJECTIVES
•	Customer Relationship

To maintain and strengthen the relationship with customers, paying attention to customer payment behaviour. Specifically to ensure that the individual circumstances and reasons for arrears are carefully considered when agreeing solutions with customers to ensure that arrangements are affordable and sustainable.

•	Payment Collection

To collect payments in arrears so that accounts return to performing status. If this is not possible within a reasonable time period, the aim is to fully or partially recover debts, regardless of their status for accounting or management purposes.

Effective collections and recoveries activity is dependent on:

ACTION		DESCRIPTION
•	Supporting the customer	Effective collections management is focussed on assisting customers in finding affordable and sustainable repayment solutions based on their individual circumstances.

•	Predicting customer behaviours and treating customers fairly

By monitoring and modelling customer profiles, and designing and implementing appropriate customer communication and repayment strategies, to enable effective support of customers in financial difficulty.

•	Negotiation	Ongoing dialogue and negotiation with the customer to return the account to normal status in the shortest affordable and sustainable period.

•	Monitoring customer repayment promises	It is essential that repayment agreements are monitored and evaluated to ensure they are reducing the customer’s indebtedness in line with agreed terms.

Approach to forbearance

To support customers that encounter actual or apparent financial difficulties, Santander UK may enter into forbearance arrangements. Forbearance arrangements include the granting of temporary or permanent concessions to customers to amend contractual payment amounts or timings. These are made where a customer’s financial position indicates the possibility that satisfactory repayment may not be made within the original terms and conditions of the contract but where analysis suggests that repayment is possible within the revised terms of the loan.

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession.

Santander UK’s policies and practices are based on criteria which, in the judgement of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, Santander UK or by a third party.

Further detail on the approaches and extent of forbearance in each business segment is set out in the subsequent sections.

78	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Credit risk exposure at a Santander UK level

The following table presents the Santander UK’s estimated maximum exposure to credit risk at 31 December 2012 and 2011 without taking account of any collateral held or other credit enhancements:

	2012 £m	2011 £m
Balances with central banks	28,161	24,956
Trading assets	7,789	12,497
Securities purchased under resale agreements	14,941	11,464
Derivative financial instruments	30,146	30,780
Financial assets designated at fair value	3,811	5,005
Available-for-sale securities	5,483	46
Loan and receivable securities	1,259	1,771
Loans and advances to customers	191,907	201,069
Loans and advances to banks	2,205	2,417
Other	889	1,281

Total exposure(1)	286,591	291,286

(1)

In addition, Santander UK is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 38 of the Consolidated Financial Statements.

The table below analyses the composition of the Santander UK Consolidated Balance Sheet compared to the equivalent regulatory exposure. The regulatory exposure represents the exposure at default (“EAD”) calculated in accordance with regulatory requirements.

The main differences between Santander UK’s balance sheet amounts and its regulatory exposures are as follows:

•

For Retail Banking and Corporate Banking customer assets, the regulatory exposure is larger than the balance sheet amount as the regulatory exposure includes unutilised credit facilities, which are adjusted for using a credit conversion factor (‘CCF’).

•

For counterparty risk, the regulatory exposure is smaller than the balance sheet amount as regulatory exposures for repurchase, reverse repurchase, securities financing and derivative transactions are calculated net of any associated collateral and netting agreements.

•	For liquid assets, the regulatory exposure is smaller than the balance sheet amount as the regulatory exposure for reverse repurchase transactions are calculated net of collateral received.

•

For other assets, the regulatory exposure is smaller than the balance sheet amount as the regulatory exposure for derivatives hedging Santander UK debt issuances is calculated net of any associated collateral and netting agreements.

•	Intangible assets are deducted from capital resources and therefore no regulatory exposure is recognised.

2012	Balance sheet amount £bn	Regulatory exposure (unaudited) £bn
Retail Banking
Secured lending	156.6	164.4
Unsecured lending	8.7	11.9

Total	165.3	176.3

Corporate Banking
Customer assets	19.6	25.1
Counterparty risk	16.0	1.3

Total	35.6	26.4

Markets
Credit risk	0.1	0.1
Counterparty risk	28.1	6.2

Total	28.2	6.3

Corporate Centre
Customer assets	11.0	12.8
Liquid assets	37.6	34.8

Total	48.6	47.6

Intangible and other assets	15.3	8.6

Total	293.0	265.2

Santander UK plc 2012 Annual Report	79

Business and Financial Review

Risk Management Report continued

CREDIT RISK – RETAIL BANKING

INTRODUCTION

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with a turnover of less than £250,000 per annum. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards and personal loans as well as a range of insurance policies. Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which Santander UK has directly provided credit, or for which Santander UK has assumed a financial obligation, after realising collateral held.

This section sets out further detail on credit risk in Retail Banking as follows:

•	Management’s approach,

•	Customer assets;

•	Residential mortgages:

	•	Managing credit risk;

	•	Higher risk loans;

	•	Credit quality and credit risk mitigation;

	•	Arrears, including non-performing loans;

	•	Forbearance; and

	•	Litigation and recovery.

•	Banking and consumer credit;

•	Finance leases; and

•	Non-performing loans and advances, and restructured/refinanced loans.

MANAGEMENT’S APPROACH TO CREDIT RISK IN RETAIL BANKING

•

Santander UK is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. Our credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and on an on-going basis) and of a good credit quality.

•	Credit risk in Retail Banking is managed through the use of a set of Board approved risk appetite limits to cover credit risk arising in Retail Banking.

•	Within these limits, credit mandates and policies are approved with respect to products sold by Santander UK.

•	The largest area of exposure to credit risk in Retail Banking is in residential lending on mortgages. Residential lending is subject to lending policy and lending authority levels.

•

Criteria for assessment include credit references, credit score, borrower status, affordability and, where applicable, Loan-to-Value (‘LTV’) ratio. Santander UK also employs quantitative limits that relate to both internal approval levels and that above which applications will be declined.

RETAIL BANKING – CUSTOMER ASSETS

An analysis of Retail Banking customer assets is presented below.

	2012 £bn	2011 £bn	2010 £bn
Advances secured on residential properties(1)	156.6	166.2	165.8
Other secured advances	—	—	0.4
Unsecured loans:
- Overdrafts(2)	0.5	0.5	0.5
- Unsecured lending(2,3)	2.3	2.9	3.3
- Credit cards (2)	2.6	2.7	2.9
Finance leases(4)	1.9	1.8	1.6
Other loans	1.4	1.4	1.0

Total	165.3	175.5	175.5

(1)	Excludes loans to UK social housing associations, which are managed within Corporate Banking, accrued interest and other items.
(2)	Overdrafts, UPLs and other loans relating to cards are disclosed within unsecured loans and other loans in Note 18.
(3)	Includes cahoot UPLs of £0.1bn (2011: £0.1bn, 2010: £0.2bn).
(4)	Additional finance leases of £1.1bn (2011: £1.1bn, 2010:£1.2bn) are managed and classified within Corporate Banking.

80	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

RESIDENTIAL MORTGAGES

Retail Banking grants mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers. The property on which the mortgage is secured must always be located within the UK regardless of the destination of the funds.

Geographically, whilst Santander UK has a diverse footprint across the UK, our mortgage exposure is more prevalent in Greater London and Southeast England, representing 50% by value of the total book. Despite the economic downturn, these regions show a more stable behaviour against national house price indices.

RESIDENTIAL MORTGAGE LENDING(1)

An analysis of movements in Retail Banking mortgage balances is presented below.

	2012 £bn	2011 £bn	2010 £bn
At 1 January	166.2	165.8	160.6
Gross mortgage lending in the year	14.4	23.0	23.9
Redemptions and repayments in the year	(24.0)	(22.6)	(18.7)

At 31 December	156.6	166.2	165.8

(1)	Excludes loans to UK social housing associations, which are managed within Corporate Banking, accrued interest and other items.

MANAGING CREDIT RISK

Retail Banking lends on many types of property but only after a credit risk assessment of the borrower, including affordability modelling (i.e. an assessment of the customer’s capacity to repay) and an assessment of the property is undertaken. The quality of the mortgage assets are monitored to ensure that they are within agreed portfolio limits. Residential lending is subject to lending policy and lending authority levels. The approval process uses credit scorecards, supported by manual underwriting, which involves a review of the applicant’s credit history using information held by credit reference agencies. Affordability of the customer’s borrowings is also assessed under stressed scenarios, including increased interest rates. Additional controls are used, such as product limits, loan to income and loan to value ratios.

Collateralisation

Prior to granting any first mortgage loan on a property, Santander UK has the property valued by an approved and qualified surveyor. The valuation is based on Santander UK guidelines, which build upon the Royal Institution of Chartered Surveyors (‘RICS’) guidance on valuation methods. In the case of re-mortgages, where the LTV is 75% or lower, the risk judged by the size of the advance requested is medium to low, the credit score of the applicant is considered medium or high, and an accurate, reputable automated valuation is available, this may substitute for a surveyor’s valuation.

For existing mortgages, the current values of the properties on which individual mortgages are secured are assessed quarterly. For each individual property, details such as address, type of property and number of bedrooms are supplied to an independent agency that estimates current property valuations using information from recent property transactions and valuations in that local area. All additional loans require an automated valuation or surveyor’s valuation. The use of an automated valuation depends upon the availability of a reliable automated valuation, and the level of credit risk posed by the proposed loan.

31 December	2012 £m	2011 £m	2010 £m
Book value of advances secured on residential properties(1)	156,583	166,201	165,772
Collateral value of residential properties (2) (4)	155,737	165,206	164,434

(1)	Includes £7,613m (2011: £7,867m, 2010: £7,084m) of loans where the LTV is greater than 100% (i.e. negative equity).
(2)	Includes £6,767m (2011: £6,872m, 2010: £5,971m) of collateral against loans in negative equity.
(3)	Of the loans in negative equity, the total which is effectively uncollateralised is £846m (2011: £995m, 2010: £1,113m).
(4)	The collateral value excludes the impact of over-collateralisation – where the collateral held is of a higher value than the loan balance held.

Santander UK plc 2012 Annual Report	81

Business and Financial Review

Risk Management Report continued

HIGHER RISK LOANS

Santander UK is principally a retail prime lender and does not originate sub-prime or second charge mortgages. The portfolio’s arrears performance has continued to be relatively stable with arrears and loss rates remaining low. Nonetheless, there are some mortgage types that present higher risks than others. These products consist of:

•	Interest-only,

•	Flexible loans,

•	Loans with loan-to-value >100%, and

•	Buy-to-let.

PRODUCT	DESCRIPTION
• Interest-only

Interest-only mortgages require monthly interest payments and the repayment of principal only at maturity. Santander UK requires that the customer has made arrangements to repay the principal at maturity via FSA-regulated investment products which must have been running for a minimum of twelve months, including Individual Savings Accounts and pension policies (i.e. repayment vehicles), or by the sale of the property. It is the customer’s responsibility to ensure that they have sufficient funds to repay the principal in full at maturity.

Interest-only mortgages are well-established and common in the UK market. The legal structure of the UK mortgage market means that, unlike in other jurisdictions such as the United States, it is not possible for a borrower in financial difficulties to “walk away” from their obligations under a mortgage loan contract as the borrower remains liable for any outstanding debt after the realisation of the security. In addition, the consequences of credit defaults for a UK borrower are typically more severe and of longer duration than in some other jurisdictions. As a result, the risks inherent in interest-only mortgages in the UK are not as high as in some other jurisdictions. Lending policies to mitigate the risks inherent in this repayment structure are in place and mature. Since March 2008, all interest-only mortgages have been assessed for affordability as if they were a capital repayment mortgage payable over a 25 year term. Since 2009, additional policies aimed at reducing the risk associated with interest only mortgages have been implemented, including the reduction of the maximum term from 35 years to 25 years. In 2010, the maximum LTV on new interest-only mortgages was reduced from 90% to 75% to mitigate against the risk of falling house prices and increases were made in the minimum credit score acceptable resulting in higher quality loans. In 2012, the maximum LTV on new interest-only mortgages was further reduced to 50%. In addition restrictions were added so that sale of the property is now only an acceptable repayment plan in limited circumstances where the amount of equity exceeds a predefined minimum.

Performance of interest-only mortgages

While the risks with respect to interest-only mortgages are higher than capital repayment mortgages, they are only modestly so. The performance of this significant sub-portfolio has been below that of our standard capital repayment mortgage sub-portfolio, but in line with expectations, as described on pages 84 to 87.

On maturity of interest-only mortgages, a significant majority are repaid in full. The remaining mortgages are restructured/refinanced, with only a small proportion remaining on an interest-only basis.

In addition, there are loans which have been restructured/refinanced as interest-only loans as part of our forbearance strategy for customers in financial difficulty. Accordingly, the performance of these mortgages is significantly worse than other interest-only mortgages.

Restructuring/refinancing of interest-only mortgages

For interest-only mortgages prior to maturity that are performing, the Santander UK group may offer the facility to convert to a standard capital repayment mortgage. For interest-only mortgages that are in arrears or where the customer is up-to-date but has indicated that they are experiencing financial difficulties, the only option that is likely to be viable is a reduced payment arrangement. Such agreements are only of short-term duration, typically five months.

For interest-only mortgages reaching maturity, Santander UK may consider a range of options subject to an affordability assessment (i.e. evidence that the customer has the financial resources available to meet the proposed payments). These options can include conversion to a standard capital repayment mortgage or temporarily extending the maturity of the loan in order to reach a solution, such as to allow the sale of the property or await the maturity of a repayment vehicle.

Approximately 31% of loans which enter forbearance were originally on an interest-only mortgage at 31 December 2012 compared to stock of 35%.

82	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

PRODUCT	DESCRIPTION
• Flexible loans

A flexible mortgage permits customers to “drawdown” additional funds at any time up to a predefined credit limit. By utilising the drawdown on their available funds customers are able to vary their monthly payments, or take payment holidays. A customer’s ability to drawdown is subject to certain predetermined conditions. These include:

• The drawdown must not exceed the available limit.

• The total number of drawdowns made in any month must not exceed the limit (if any) specified in the current tariff of charges.

• The customer must not be more than two payments in arrears.

• The customer must not have had any insolvency events, which can include County Court Judgements, Bankruptcies, Individual Voluntary Arrangements, Administration Orders and Debt Relief Orders.

Customers are allowed to request credit limit reviews, but any increase request will be subject to the standard full credit approval process. Additionally, Santander UK can lower the credit limit at any time to ensure that the total of the mortgage balance and the available limit does not exceed 90% of the current market value of the property.

Performance of flexible loans

While the risks with respect to flexible loans can be higher than more traditional capital repayment mortgage loans, the performance of this significant sub-portfolio has been stable and has exhibited a lower level of defaults than Santander UK’s more traditional capital repayment mortgage loans.

Typically, in each of month of 2012, less than 1% (2011: less than 1%) of flexible loan customers will have taken a payment holiday and approximately 0.8% (2011: 0.8%) of flexible loan customers are more than three payments in arrears.

• Loans with loan-to-value >100%

Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced, arrears and the costs of liquidation. Prior to 2009 customers, in limited circumstances, were able to borrow more than 100% of the value of the property against which the loan was secured. Additionally, decreases in house prices have resulted in the current LTV of some loans increasing to over 100%.

Since 2009, progressively stricter lending criteria have been applied to mortgages at LTVs above 75%. Since 2009, no loans were made with a loan-to-value of more than 100%. During 2011, 2010 and 2009, less than 0.1% of new secured loan advances were made with a loan-to-value of more than 90%. This increased slightly to 0.3% in 2012 with the introduction of the UK Government-backed New Buy scheme - a guarantee scheme that aims to help buyers who have a deposit of at least 5% to buy a new-build home, designed to help more borrowers to secure up to a 95% loan-to-value mortgage on new-build properties (houses and flats) from participating builders in England.

• Buy-to-let

In December 2011, Santander UK re-entered the buy-to-let market via the Intermediary channel only, targeting new or small volume investor landlords. The buy-to-let proposition has its own suite of policies against which every application is manually assessed by an underwriter unless it is declined by an automated system decision and the general principle behind the proposition is that it is self-financing. Buy-to-let mortgages accounted for only 1.4% by value of new mortgages during 2012.

Santander UK plc 2012 Annual Report	83

Business and Financial Review

Risk Management Report continued

MORTGAGE CREDIT QUALITY AND CREDIT RISK MITIGATION

Loan-to-value analysis(1) (2)

	2012	2011	2010
New business
< 75%	67%	70%	74%
75% - 90%	33%	30%	26%

	100%	100%	100%

Simple average(3) loan-to-value of new business (at inception)	63%	64%	62%
Value weighted average(4) loan-to-value of new business (at inception)	59%

Stock
< 75%	67%	66%	67%
75% - 90%	21%	22%	22%
90% - 100%	7%	7%	7%
>100% i.e. negative equity	5%	5%	4%

	100%	100%	100%

Simple average loan-to-value of stock (indexed)	52%	52%	51%
Value weighted average loan-to-value of stock	49%
Simple average loan-to-value of impaired loans	64%	67%	67%
Value weighted average loan-to-value of impaired loans	62%
Simple average loan-to-value of unimpaired loans	52%	52%	51%
Value weighted average loan-to-value of unimpaired loans	48%

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
(2)	Based on HPI indexed values or the results of automated valuation modelling, as appropriate.
(3)	Unweighted average of loan-to-value of all accounts.
(4)	Sum of all loan values divided by sum of all valuations.

2012 compared to 2011

During 2012, the percentage of new business with an LTV of greater than 75% increased from 30% to 33% due to a focus on first time buyers who generally have higher LTVs than other customers. However, the average LTV on all completions decreased from 64% to 63%. The value weighted average LTV (calculated by taking the sum of all loan amounts and dividing by the sum of all the valuations) is lower than the simple average at 59%.

At 31 December 2012, 5% of the retail mortgage portfolio was over 100% LTV. This remained broadly level from 2011 due to relatively stable house prices across the country as a whole. The percentage of the portfolio with an LTV greater than 90% also remained constant, while the percentage of the portfolio with an LTV greater than 75% decreased from 34% to 33%.

At 31 December 2012, the simple average indexed stock LTV remained at 52%, and the value weighted average LTV was 49%. The simple average LTV of impaired loans decreased significantly from 67% to 64%. This was because the 2012 impaired figure now includes cases that are three or more months past maturity and these cases tend to have a lower balance and hence a lower LTV. The vast majority of the mortgage loan portfolio is unimpaired, reflected by the fact that the LTV of unimpaired loans is very similar to that of the entire portfolio.

2011 compared to 2010

During 2011, LTV on new business completions rose from 62% to 64%, due to policy and price changes allowing high quality, higher LTV applications to be accepted. At 31 December 2011, 4.8% of the retail mortgage portfolio was over 100% LTV compared with 4.3% at 31 December 2010. This increase was due to a decrease in house prices; however, both the >100% and 90-100% LTV stock was considerably lower than in 2009. Additionally, the percentage of the portfolio with LTV greater than 90% (12%) remained well below the UK industry average of 17% (CACI Mortgage Market Data).

During 2011, the indexed stock LTV increased to 52% from 51%, mainly due to decreasing house prices. The average LTV of impaired loans was higher than that of unimpaired loans due to higher LTV business being inherently riskier and hence more likely to go into arrears. The simple average LTV of impaired loans was unchanged at 67%.

84	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Borrower profile(1)

	2012	2011	2010
New business
First-time buyers	23%	21%	21%
Home movers	54%	48%	47%
Remortgagers	23%	31%	32%

	100%	100%	100%

Of which:(2)
- Full Interest-only loans(3)	19%	29%	34%
- Part interest-only, part repayment loans	2%	—	—
- Flexi loans	14%	9%	19%
- Loans with original LTV >100%	—	—	—

Stock
First-time buyers	19%	19%	18%
Home movers	42%	39%	39%
Remortgagers	39%	42%	43%

	100%	100%	100%

Of which: (2)
- Full Interest-only loans(3)	35%	36%	42%
- Part interest-only, part repayment loans	11%	12%	—
- Flexi loans	17%	18%	19%
- Loans with original LTV >100%	—	—	—

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
(2)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(3)

For 2012 and 2011, the percentage of full interest-only loans was reported separately from those loans on a part interest-only basis. In 2010, only loans with the largest loan part on interest-only were reported as interest-only.

2012 compared to 2011

During 2012, the proportion of new business via remortgages reduced significantly due to the targeted desire to reduce lending in this sector. Consequently, lending to first-time buyers and home movers increased. A lower percentage of new interest-only were written in 2012 compared with 2011, mainly due to restricting interest-only applications to an LTV no greater than 50%. The percentage of flexible loans increased from 9% to 14% but still remained well below the 2010 level of 19%. Approximately 5% of new mortgages were both interest-only and flexible.

In 2012, the change in new business mix led to a change in the borrower profile of the stock with home movers increasing from 39% to 42% and remortgages decreasing from 42% to 39%. In 2012, the way in which interest-only mortgages are reported was changed to show separately the value of loans on a full interest-only basis and the value of loans on part interest-only basis. In previous years, only loans that had the largest loan part on an interest-only basis were reported as interest-only. On this new basis the percentage by value of full interest-only loans decreased from 36% in 2011 to 35% in 2012, and the value of part-part loans has decreased from 12% in 2011 to 11% in 2012, reflecting changes to credit policies in the year. Approximately 10% of mortgages are both interest-only and flexible.

2011 compared to 2010

During 2011, the proportion of new business from first-time buyers, home movers and re-mortgagers was relatively unchanged compared to 2010, due to conditions in the market remaining relatively static. A lower percentage of new interest-only and flexible loans were written in 2011 compared with 2010. For interest-only loans this was, in part, due to no longer accepting interest-only applications with an LTV greater than 75% (previously, the maximum LTV accepted was 90%).

Average earnings multiple (at inception)

	2012	2011	2010
Average earnings multiple (at inception)	3.1	3.0	2.9

The average earnings multiple of new business (at inception) increased marginally during 2012. This was because a larger proportion of borrowers were first time buyers during 2012 compared with 2011, and these customers tend to have a higher income multiple on average than other buyer types.

Santander UK plc 2012 Annual Report	85

Business and Financial Review

Risk Management Report continued

MORTGAGES – ARREARS

The following table analyses mortgage arrears status at 31 December 2012, 2011 and 2010 by volume and value.

	2012		2011		2010
	Volume ‘000	Value(1) £m	Volume ‘000	Value(1) £m	Volume ‘000	Value(1) £m
Performing	1,468	151,084	1,558	161,145	1,588	160,867
Early arrears(2)	26	2,733	24	2,488	23	2,439
Late arrears(3)	26	2,638	26	2,434	21	2,343
Properties in possession	1	128	1	134	1	123

	1,521	156,583	1,609	166,201	1,633	165,772

(1)	Excludes accrued interest.
(2)	Early arrears refer to mortgages that are between 31 days and 90 days in arrears.
(3)	Late arrears refer to mortgages that are typically over 90 days in arrears.

2012 compared to 2011

In 2012, arrears levels have increased mainly due to collections and recoveries process and policy changes made to meet FSA regulatory guidance. In addition, there has been a definition change to include in NPLs 610 accounts (£81m value) that are more than 1 month but less than 3 months in arrears that also have a bankruptcy indicator.

2011 compared to 2010

In 2011, arrears and repossession levels remained better than UK industry benchmarks from the CML. Mortgage arrears increased slightly, supported by continued low interest rates and a high quality book coupled with effective handing procedures. Properties in possession increased slightly but remained stable at 0.06% of the total mortgage book by volume. Properties in possession by value increased slightly during the year and the ratio of properties in possession to the total mortgage book was considerably better than the industry average. This was due to stable sales performance of repossessed assets and strong rehabilitation rates for the cases in litigation.

The following table sets forth mortgage arrears by volume of accounts (separately for higher risk loans and the remaining loan portfolio) at 31 December 2012, 2011 and 2010 compared to the industry average as provided by the CML.

	Group(1)					CML(2) (unaudited)
	Higher risk loans(2)			Remaining portfolio	Total(3)
Mortgage arrears	Interest-only(3)	Flexible	Original LTV > 100%
	(Percentage of total mortgage loans by number)
31 to 60 days in arrears:
31 December 2010	0.41	0.06	—	0.47	0.92	—
31 December 2011	0.44	0.07	0.01	0.49	0.95	—
31 December 2012	0.49	0.07	—	0.53	1.10	—
61 to 90 days in arrears:
31 December 2010	0.23	0.03	—	0.26	0.51	—
31 December 2011	0.27	0.04	—	0.28	0.56	—
31 December 2012	0.28	0.04	—	0.32	0.63	—
3 to 6 months in arrears:
31 December 2010	0.36	0.05	—	0.33	0.72	0.90
31 December 2011	0.40	0.06	—	0.36	0.77	0.86
31 December 2012	0.43	0.06	—	0.41	0.89	0.87
6 to 12 months in arrears:
31 December 2010	0.20	0.03	—	0.15	0.37	0.70
31 December 2011	0.24	0.04	—	0.17	0.42	0.63
31 December 2012	0.25	0.04	—	0.22	0.50	0.62
Over 12 months in arrears:
31 December 2010	0.11	0.02	—	0.08	0.20	0.55
31 December 2011	0.13	0.02	—	0.10	0.23	0.48
31 December 2012	0.14	0.03	—	0.09	0.29	0.43

(1)	Council of Mortgage Lenders data is not available for arrears less than three months. 2010 and 2011 data has been restated by CML since 2011 was reported.
(2)

Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories. As a result, the total of the mortgage arrears for higher risk loans and remaining loan portfolio will not agree to the total mortgage arrears percentages.

(3)	Interest-only loan segment contains both full interest-only and part-interest-only loans as both of these are considered to be higher risk.

2012 compared to 2011

During 2012, arrears rates increased across all categories. The increases were mainly due to process changes made within Collections & Recoveries to meet FSA regulatory requests. Additionally, in 2012 unlike in previous years, any loans that had a capital balance outstanding after the contractual maturity date were included in the relevant arrears category even if the loan was not in payment arrears. Accounts that were in early arrears (31-90 days) and had a bankruptcy indicator are now considered to be NPLs, but for the purposes of the table above these accounts remained in their actual arrears category. Overall, the arrears rate remained below the industry average as provided by the CML.

2011 compared to 2010

During 2011, arrears increased slightly across all time categories, although the arrears rate remained below the industry average as provided by the CML for most arrears categories.

86	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Mortgages – Non-performing loans and advances (‘NPLs’)

	2012 £m	2011 £m	2010 £m
Mortgage NPLs(1)(2) - UK	2,719	2,434	2,343
Mortgage loans and advances to customers(2)	156,583	166,201	165,772
Mortgage impairment loan loss allowances - UK	552	478	526

	%	%	%
Mortgages NPLs as a percentage of total mortgage loans and advances to customers	1.74	1.46	1.41
Coverage ratio(3)	20	20	22

(1)	Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for typically three months or longer.
(2)	Excludes accrued interest.
(3)	Impairment loan loss allowances as a percentage of NPLs.

2012 compared to 2011

At 31 December 2012, NPLs as a percentage of mortgage loans and advances to customers increased to 1.74% (2011: 1.46%), in part reflecting the decrease in the stock of mortgage loans and advances in the year. The increase was also due to a change in the collection policy implemented in late 2011 that holds accounts in NPLs for longer, and changes in the NPLs definition, both resulting in more cases classified as NPLs.

The change in collections policy was driven by a regulatory review of our processes, which resulted in us being required to expand our affordability assessment process to gather more detail of the customer’s financial position, which forms the basis of the final arrangement reached with the customer. As a result of this expanded process, it now takes longer to finalise a collections arrangement with a customer. The change in collection policy included tightening of forbearance policies. Whilst the rate of accounts entering NPLs did not increase, the effect of these changes was to slow the rate of improvement and cures resulting in cases remaining longer in NPLs.

The additional NPLs arose from cases past maturity and sole deceased, where the mortgage or part of the mortgage was still outstanding. (Past maturity loans refer to loans that have reached the maturity date when the mortgage should have been repaid but still remain outstanding, with the customer continuing to pay the normal monthly instalments. Sole deceased cases fall into arrears as the sole mortgage account holder has deceased and the monthly instalments continue to accrue resulting in arrears until the customer’s estate settles the outstanding mortgage and the associated arrears). Excluding the impact of the change in NPLs definition, the NPLs ratio at 31 December 2012 was 1.40%, reflecting stable underlying performance. Comparatives in the table above are not restated for the change.

The mortgage NPLs ratio of 1.74% remained below the UK industry average based on Council of Mortgage Lenders (‘CML’) published data. The mortgage NPLs performance reflected the high quality of the mortgage book, a lower than anticipated increase in unemployment and prolonged low interest rates. Impairment loss allowances increased to £552m (2011: £478m) with the coverage ratio remaining relatively strong at 20% (2011: 20%) as a result of stable NPLs.

2011 compared to 2010

At 31 December 2011, mortgage NPLs as a percentage of mortgage loans and advances to customers increased to 1.46% (2010: 1.41%). However, the underlying performance remained stable with the overall increase due to a change in the NPLs definition resulting in more cases classified as NPLs. The additional NPLs arose from cases past maturity and sole deceased, where the mortgage or part of the mortgage was still outstanding. Excluding the impact of the change in NPLs definition, the NPLs ratio at 31 December 2011 was 1.39%, reflecting stable underlying performance. Comparatives in the table above are not restated for the change.

The mortgage NPLs ratio of 1.46% remained considerably below the UK industry average based on CML published data. The mortgage NPLs performance reflected the high quality of the mortgage book, a lower than anticipated increase in unemployment and prolonged low interest rates. Impairment loss allowances decreased to £478m (2010: £526m) with the coverage ratio remaining relatively strong at 20% (2010: 22%) as a result of stable NPLs. Given the favourable underlying NPLs performance and the early performance of new business written in 2011, the impairment reserves have decreased, resulting in a reduction in coverage.

Mortgages – NPLs by higher risk loan type(1)

	2012 £m	2011 £m	2010 £m
Total mortgages NPLs	2,719	2,434	2,343

Of which:
- Interest only loans	1,736	1,557	1,608
- Flexi loans	232	232	226
- Loans with original LTV > 100%	13	20	22

(1)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.

Santander UK plc 2012 Annual Report	87

Business and Financial Review

Risk Management Report continued

Mortgages – arrears management

The Collections & Recoveries Department is responsible for all debt management activities on the Retail Banking secured loan portfolio. The overall aim is to minimise losses by helping customers repay their debts in a timely but affordable and sustainable manner whilst not adversely affecting brand, customer loyalty, or compliance with relevant legal and regulatory standards.

The general principles of collections consist of:

•	Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of difficulties but this solution should be agreeable to Santander UK;

•	Santander UK will be sympathetic and not make unreasonable demands of the customer;

•	Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty;

•	Guarantors are pursued only after it is established that the borrower is unable or unwilling to fulfil their contractual arrangements or if contact with the borrower cannot be made; and

•	Litigation and repossession is the last resort.

Effective collections and recoveries activity is dependent on:

ACTION	DESCRIPTION
• Predicting customer behaviours and treating customers fairly

By monitoring and modelling customer profiles and designing and implementing appropriate customer communication and repayment strategies, to enable effective support of customers in financial difficulty.

• Negotiation	Ongoing dialogue and negotiation with the customer to return the account back to order in the shortest affordable and sustainable period.

• Monitoring customer repayment promises	It is essential that repayment agreements reached with the customer are monitored and evaluated to ensure that they are reducing the indebtedness of the customer in line with agreed terms.

• Supporting the customer	Effective collections management is focussed on assisting customers in finding affordable and sustainable repayment solutions based on their individual circumstances.

Santander UK sells the repossessed property in a reasonable time frame for the best possible price based on fair market value and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by Santander UK varies according to the number of new possessions and the buoyancy of the housing market.

88	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

FORBEARANCE – MORTGAGES RESTRUCTURED/REFINANCED

Forbearance on mortgage accounts occurs where the business grants a temporary or permanent concession of contractually agreed terms and conditions to a borrower who has been identified as being in financial difficulty. The aim of this concession is to bring the account back on to sustainable terms where the mortgage can be full serviced over its lifetime. Concessions are only granted where the customer is able to meet contractual interest payments. In certain limited circumstances, it may be possible for a customer to have their loan restructured/refinanced more than once. However, the impairment loss allowance on these accounts is calculated based on their highest arrears status in the forbearance period, just by reference to the original contractual terms.

The factors considered when concluding whether a borrower is experiencing financial difficulties can include significant changes in economic circumstances such as the loss of income or employment, and significant changes in personal circumstances such as divorce.

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. In the retail portfolios, forbearance strategies can include approved debt counselling plans, payment arrangements, capitalisation, term extensions and switches from capital and interest repayments to interest-only payments. Santander UK’s policies and practices are based on criteria which, in the judgement of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, Santander UK or by a third party.

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

Many of these accounts remain in the performing portfolio but are separately reported and subject to higher provisioning rates. Once forbearance activity has been carried out, the account will exit the forbearance state once sustainability has been evidenced and no incremental material maturity risk has resulted from the forbearance activity.

The aim of this concession is to bring the account back onto sustainable terms where the mortgage can be fully serviced over its lifetime. Outstanding arrears can be added to the loan balance to be repaid over the remaining loan term. This is known as capitalisation, and can be offered to borrowers under the forms of payment arrangements and refinancing (either a term extension or an interest only concession). Term extensions, interest-only conversions and capitalisations, excluding those where a party to the mortgage is deceased, are only granted due to financial difficulties and are reported as restructures/refinancings.

There are other loan modifications that have been carried out historically, however these are not included as forbearance as there was no financial difficulty evident at the time of modification and the majority of those modified subsequently continue to perform satisfactorily.

ACTION	DESCRIPTION
• Payment arrangements	Discretion exists to vary the repayment schedule to allow customers to bring the account up to date. The objective is to bring the account up to date as soon as possible.

• Restructuring/refinancing

Collections & Recoveries may offer to pay off an existing mortgage and replace it with a new one, only to accounts in arrears or with significant financial difficulties or if a customer is up to date but states they are experiencing financial difficulties. Alternatively, Collections & Recoveries may offer a term extension or interest only concession. The eligibility criteria for restructuring/refinancing are:

(i) If the account is at least one instalment in arrears; or

(ii) If the customer has been consistently underpaying their instalment; or

(iii) If the customer claims a medium-term temporary change in financial circumstances has caused financial difficulties.

• Term extensions

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

• Interest-only concessions

The monthly repayment may be reduced to interest payment only with capital repayment deferred if all other collections tools have been exhausted and a term extension is either not possible or affordable. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process. Interest only concessions are offered up to a two year maximum period, after which a review is carried out. The expectation is that the customer will return to repayment on a capital and interest basis after the expiry of this concession. Agreements are made through the use of a data driven tool including such factors as affordability and customer indebtedness. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.

• Capitalisations

The customer’s arrears may be capitalised and added to the mortgage balance where the customer is consistently repaying the agreed monthly amounts (typically for a minimum period of 6 months) but where they are unable to increase repayments to repay these arrears over a reasonable period. Term extensions and interest-only concessions can be combined with capitalisation.

Santander UK plc 2012 Annual Report	89

Business and Financial Review

Risk Management Report continued

Overall, the level of forbearance activity reduced in 2012 compared to 2011. In 2012, the forbearance definition was expanded to include those up-to-date accounts where the term was extended within 6 months of loan maturity. This increased the overall level of reported term extensions within forbearance activity in 2012.

In addition, in 2012, the definition of forbearance was revised, reflecting current regulatory guidance, resulting in an increase in the cumulative value of mortgage accounts currently under forbearance. At 31 December 2012, the value of mortgage accounts defined as forborne was £4.2bn, compared with £2.6bn at 31 December 2011.

At 31 December 2012, of the accounts that had been in forbearance for over 6 months old, 58% had made their last six months’ contractual payments. Furthermore, just under £3.0bn (i.e. 70% by value) of all the accounts in forbearance were classified as performing. The weighted average LTV of all accounts in forbearance was 43.6% compared to the weighted average portfolio LTV of 48.5%.

Forbearance commenced during the year

The incidence of the main types of mortgage forbearance arrangements described above which commenced during the year ended 31 December 2012 and 2011 was:

	2012	2012	2011	2011
	£m	% of loans by value	£m	% of loans by value
Capitalisation	147	21	386	51
Term extensions	355	49	53	7
Interest only concessions	219	30	318	42

	721	100	757	100

Of which(3):
- Interest only loans(4)	337	47	430	57
- Flexi loans	132	18	63	8
- Loans with original LTV >100%	1	—	2	—

(1)	All mortgages originated by Santander UK are first charge.
(2)	Mortgages are included within the year that they were forborne.
(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(4)	Only loans which are fully interest-only are included
(5)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

At 31 December 2012, the stock of mortgage accounts that had either had their term extended or converted to interest only amounted to less than 3% of all mortgage accounts, both by number and value (2011: less than 1%).

Levels of adherence to revised payment terms remained high during 2012 and in line with the level seen during 2011 at approximately 67% (2011: 71%) by value.

Forbearance cumulative number and value of accounts

a) Payment status when entering forbearance

The status of the cumulative number of accounts in forbearance at 31 December 2012 when they originally entered forbearance, analysed by type of forbearance applied, was:

	Interest only		Term extension		Capitalisation		Total
2012(1)	No.	£m	No.	£m	No.	£m	No.	£m
Restructuring/refinancing in NPL	3,227	341	1,057	78	3,219	280	7,503	699
Other restructuring/refinancing	10,390	1,131	19,440	953	14,878	1,466	44,708	3,550

Total	13,617	1,472	20,497	1,031	18,097	1,746	52,211	4,249

	Interest only		Term extension		Capitalisation		Total
2011(1)	No.	£m	No.	£m	No.	£m	No.	£m
Restructuring/refinancing in NPL	2,847	303	502	42	2,927	250	6,276	595
Other restructuring/refinancing	6,173	654	1,756	157	12,323	1,201	20,252	2,012

Total	9,020	957	2,258	199	15,250	1,451	26,528	2,607

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

90	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

b) Payment status at the year-end

The current status of accounts in forbearance analysed by type of forbearance applied at 31 December 2012 and 2011 was:

	Interest only		Term extension		Capitalisation		Total		Impairment allowance
2012(1)	No.	£m	No.	£m	No.	£m	No.	£m	£m
In arrears	5,005	555	2,627	206	5,527	514	13,159	1,275	68
Performing	8,612	917	17,870	825	12,570	1,232	39,052	2,974	51

Total	13,617	1,472	20,497	1,031	18,097	1,746	52,211	4,249	119

Proportion of portfolio	0.9%	0.9%	1.4%	0.7%	1.2%	1.1%	3.4%	2.7%	—

	Interest only		Term extension		Capitalisation		Total		Impairment allowance
2011(1)	No.	£m	No.	£m	No.	£m	No.	£m	£m
In arrears	4,080	439	963	79	3,857	337	8,900	855	45
Performing	4,940	518	1,295	120	11,393	1,114	17,628	1,752	47

Total	9,020	957	2,258	199	15,250	1,451	26,528	2,607	92

Proportion of portfolio	0.6%	0.6%	0.1%	0.1%	0.9%	0.9%	1.6%	1.6%	—

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

In 2012, a change to the loan restructures/refinancings definition was applied. Term extensions that took place within six months of maturity and all accounts in arrears at the point of modification have now been classified as restructures/refinancings. The change resulted in approximately £1bn of additional mortgages being included in the term extension restructures/refinancings stock at 31 December 2012. This was partially offset by loans redeeming. This change is reflected in the 2012 tables.

At 31 December 2012, 75% of the accounts in forbearance were performing in accordance with the revised terms agreed under Santander UK’s forbearance arrangements. When forbearance activities began, only 58% of these accounts, including other accounts that were in early arrears (rather than in NPL) when they entered restructuring/refinancing, were performing in accordance with the original contractual terms. The improvement in the percentage of accounts performing supports Santander UK’s view that its forbearance arrangements provide an important tool to improve the prospects of recovery of amounts owed. In addition, it is likely that some of the accounts which were in early arrears at the time of the initial restructuring/refinancing would have otherwise deteriorated into NPL. A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s forbearance arrangements.

Those accounts that reach the end of the concessionary forbearance period show a good propensity to return to full repayments in accordance with the original contractual terms after the period of financial difficulty has passed.

At 31 December 2012, impairment loss allowances as a percentage of the balance of accounts for Santander UK’s overall mortgage portfolio was 0.35%. The equivalent ratio for accounts in forbearance which were performing was 1.71%, and for accounts in forbearance which were in arrears was 5.33%. The higher ratios for accounts in forbearance reflected the higher levels of impairment loss allowances held against such accounts, as a result of the higher risk characteristics inherent in such accounts.

c) Performing accounts by duration of forbearance activities

The tables below provide a further analysis of the accounts in forbearance at 31 December 2012 and 2011 that are classified as performing by length of time since they entered forbearance.

	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
2012 - Values	£m	£m	£m	£m	£m	£m
Capitalisation	11	36	110	147	928	1,232
Term extensions	85	131	114	101	394	825
Interest only concessions	18	68	70	74	687	917

Total	114	235	294	322	2,009	2,974

Proportion of forborne performing accounts (%)	4%	8%	10%	11%	67%	100%

	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
2012 - Volumes	No.	No.	No.	No.	No.	No.
Capitalisation	122	306	981	1,294	9,867	12,570
Term extensions	2,041	2,870	2,443	2,315	8,201	17,870
Interest only concessions	152	632	634	709	6,485	8,612

Total	2,315	3,808	4,058	4,318	24,553	39,052

Proportion of forborne performing accounts (%)	6%	10%	10%	11%	63%	100%

Santander UK plc 2012 Annual Report	91

Business and Financial Review

Risk Management Report continued

	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
2011 - Values	£m	£m	£m	£m	£m	£m
Capitalisation	143	173	197	126	475	1,114
Term extensions	8	17	28	40	27	120
Interest only concessions	54	66	100	98	200	518

Total	205	256	325	264	702	1,752

Proportion of forborne performing accounts (%)	12%	15%	18%	15%	40%	100%

	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
2011 - Volumes	No.	No.	No.	No.	No.	No.
Capitalisation	1,277	1,495	1,737	1,234	5,650	11,393
Term extensions	98	174	304	404	315	1,295
Interest only concessions	455	620	871	907	2,087	4,940

Total	1,830	2,289	2,912	2,545	8,052	17,628

Proportion of forborne performing accounts (%)	10%	13%	17%	14%	46%	100%

The sustainability of Santander UK’s forbearance arrangements was further demonstrated by the fact that 74% and 78% by volume and value, respectively, of the accounts in forbearance classified as performing arose from forbearance undertaken more than 18 months previously (2011: 60% by volume and 55% by value).

MORTGAGES – LITIGATION AND RECOVERY

The account is escalated to the litigation and recovery phase when a customer is unwilling or unable to adhere to an acceptable agreement regarding arrears. Santander UK will consider delaying referral to litigation, or delaying action once in litigation under certain circumstances, such as where the customer presents evidence that the mortgage will be redeemed or the arrears cleared, or where the mortgage has a very low balance and arrears, or where the customer is making a regular payment of at least the instalment amount. These policies exist to ensure that repossession is only used as a last resort.

Repossessed collateral

The following tables set forth information on properties in possession, at 31 December 2012, 2011 and 2010 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders, as well as the carrying amount of assets obtained as collateral. Two independent valuations are requested on all possessions and form the basis for impairment reserving. Where the valuations are still pending, the latest losses experienced are used to assess the impairment reserves. This, together with the additional disposal costs considered, ensures that anticipated losses inherent in the stock of possession are realistic in relation to the current economic conditions.

			Industry average CML (unaudited)
	Number of	Value	Percentage of total mortgage loans by number
Properties in possession	properties	£m	%	%
31 December 2010	873	123	0.05	0.12
31 December 2011	965	134	0.06	0.12
31 December 2012	924	128	0.06	0.10

Application of impairment loss methodology to accounts in arrears and collection

A detailed description of the application of Santander UK’s impairment loss methodology to accounts in arrears and collection is set out in Note 1 of the Consolidated Financial Statements.

92	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

BANKING AND CONSUMER CREDIT

Retail Banking also provides current account facilities and overdrafts, and unsecured personal loans (‘UPLs’), credit cards, finance leases, business loans, together with other loans.

UNSECURED LENDING(1)

Retail Banking uses a range of systems, risk tools and information sources to manage the risks involved in unsecured personal lending. These include the use of application and behavioural scoring systems as part of the assessment and granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios.

An analysis of movements in unsecured lending balances is presented below.

	2012 £bn	2011 £bn	2010 £bn
At 1 January	2.9	3.3	4.2
Gross lending in the year	1.1	1.5	1.3
Redemptions and repayments in the year	(1.7)	(1.9)	(2.2)

At 31 December	2.3	2.9	3.3

(1)	Excludes overdrafts and credit cards.

Non-performing loans and advances

	2012 £m	2011 £m	2010 £m
Unsecured NPLs - UK (1,2)	112	164	169
Unsecured loans and advances to customers(2)	4,214	4,814	5,261
Unsecured loans impairment loan loss allowances - UK	228	302	458

	%	%	%
NPLs as a percentage of unsecured loans and advances to customers	2.65	3.40	3.21
Coverage ratio(3)	204	185	271

(1)	Includes UPLs, overdrafts, consumer finance (excluding finance leases) and business loans. Accrued interest is excluded for purposes of these analyses. Also excludes credit cards.
(2)	Unsecured personal lending is classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(3)

Impairment loan loss allowances as a percentage of non-performing loans and advances. The coverage ratio, as recognised across the industry, is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

2012 compared to 2011

During 2012, NPLs as a percentage of unsecured loans and advances to customers decreased to 2.65% (2011: 3.40%) reflecting the continued good performance of the unsecured portfolios, and the higher credit quality of more recent vintages, as older portfolios with higher loss levels mature. The level of NPLs decreased to £112m at 31 December 2012 (2011: £164m), reflecting the improved quality of the unsecured lending book. The coverage ratio increased to 204% at 31 December 2012 (2011: 185%) as increased impairment loss allowances were established on restructured/refinanced cases in performing or early arrears status given the uncertain near term economic outlook.

2011 compared to 2010

In 2011, NPLs as a percentage of unsecured loans and advances to customers increased slightly to 3.40% (2010: 3.21%) as a result of lower asset balances held. The level of NPLs decreased to £164m at 31 December 2011 (2010: £169m), reflecting the improved quality of the unsecured lending book. The coverage ratio decreased to 185% at 31 December 2011 (2010: 271%) due to a marked improvement in the quality of new business.

FORBEARANCE

Forbearance arrangements allow customers to manage repayments when they experience financial difficulties. The forbearance arrangements that may be available are:

ACTION	DESCRIPTION
• Reduced repayments via a Debt Management Plan

Where customers experience financial difficulty, collection activities and fees and interest can be frozen for up to 60 days while a reduced payment plan is agreed. If payments are maintained then the fees and interest will not be reinstated.

• Informal reduced payment arrangements	The same flexibility as noted above is offered where a customer does not have a formal debt management plan in place but is experiencing financial difficulties.

• Reduced settlement	A reduced lump sum payment may be accepted with the remaining balance written off.

Santander UK plc 2012 Annual Report	93

Business and Financial Review

Risk Management Report continued

At 31 December 2012 and 2011, the proportion of the stock of unsecured personal loans for which term extensions had been agreed was less than 2% by number and value. Forbearance options for the unsecured portfolio are focused on agreeing an affordable repayment plan taking into account an individual customer’s particular circumstances. See the accounting policy “Impairment of Financial Assets” in Note 1 to the Consolidated Financial Statements for details of how impairment losses are calculated for the unsecured portfolio subject to forbearance.

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

Santander UK has reached an agreement in principle for the sale of the £1.2bn of customers assets in its store cards business. Discussions continue with all parties to complete the transaction, which is expected to close in the first half of 2013.

Non-performing loans and advances

	2012 £m	2011 £m	2010 £m
Credit cards NPLs - UK (1,2)	74	48	68
Credit cards loans and advances to customers(2)	2,637	2,733	2,918
Credit card impairment loan loss allowances - UK	179	212	186

	%	%	%
NPLs as a % of credit cards loans and advances to customers	2.82	1.75	2.31
Coverage ratio(3)	241	441	275

(1)

Credit card loans and advances are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer, or is part of a financial difficulty arrangement.

(2)	Accrued interest is excluded for purposes of these analyses.
(3)

Impairment loan loss allowances as a percentage of NPLs. The coverage ratio as recognised across the industry is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

2012 compared to 2011

During 2012, credit cards NPLs as a percentage of loans and advances to customers increased to 2.82% (2011: 1.75%). This was mainly due to a change in NPLs definition to include customers that are on financial difficulty arrangements and may be less than three months in arrears. The coverage ratio decreased to 241% (2011: 441%) mainly due to the inclusion of financial difficulty accounts within NPLs. Excluding this change in definition, coverage was stable compared to the prior year.

2011 compared to 2010

During 2011, credit cards NPLs as a percentage of the loans and advances to customers decreased to 1.75% (2010: 2.31%) mainly due to reduced levels of NPLs following risk initiatives that improved the quality of the book. The coverage ratio increased to 441% (2010: 275%) due to lower NPLs and higher reserves as post-acquisition reserves were recognised in the companies acquired in 2010.

FORBEARANCE

Forbearance arrangements for credit card customers are consistent with other unsecured products. In addition to these forbearance strategies, Santander UK complies with insolvency solutions which are governed by relevant regulations and codes of practice. Insolvency solutions are not considered forbearance as they are not at the discretion of Santander UK but rather are complied with when applicable.

The accounts to which forbearance is applied are a small proportion of the total loan portfolio, with just over 1% by volume and just over 2% by value of accounts being in forbearance at 31 December 2012.

94	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

FINANCE LEASES

Retail Banking enters into finance leasing arrangements primarily for the financing of motor vehicles. The leasing arrangements are collateralised on the vehicles themselves. In addition, customers pay a cash deposit, so the majority of the loans are over-collateralised. In arrangements where Santander UK retains an interest in the residual value of a vehicle then industry standard valuations for the value of the vehicle at the end of the lease period are used to ensure that the collateral value is appropriate.

Non-performing loans and advances

	2012 £m	2011 £m	2010 £m
Total finance leases non-performing loans and advances(1,2) - UK	9	7	7
Total finance leases loans and advances to customers(2)	1,908	1,760	1,559
Total impairment loan loss allowances for finance leases loans and advances - UK	42	36	18

	%	%	%
Non-performing loans as a % of finance leases loans and advances to customers	0.48	0.39	0.46
Coverage ratio(3)	457	532	249

(1)	Finance leases are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(2)	Accrued interest is excluded for purposes of these analyses.
(3)

Impairment loan loss allowances as a percentage of non-performing loans and advances. The coverage ratio as recognised across the industry is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

2012 compared to 2011

During 2012, NPLs as a percentage of loans and advances to customers increased to 0.48% (2011: 0.39%) as a result of an adjustment in the classification on NPL. In 2012, specific balances were treated as NPLs where the chance of collection is considered unlikely even though they did not meet the definition of NPLs.

The coverage ratio reduced to 457% (2011: 532%) due to the change in NPLs classification, resulting in more cases categorised as NPLs. Despite this change, the provision remained at a similar level to 2011.

2011 compared to 2010

During 2011, NPLs as a percentage of loans and advances to customers decreased to 0.39% (2010: 0.46%) as a result of asset growth and the increasing quality of the book where the business mix changed more towards new cars.

The coverage ratio increased to 532% (2010: 249%) due to higher reserves as post-acquisition reserves were recognised with respect to the companies acquired in 2010.

FORBEARANCE

There is no significant forbearance activity within the finance lease business.

Santander UK plc 2012 Annual Report	95

Business and Financial Review

Risk Management Report continued

RETAIL BANKING – NON-PERFORMING LOANS AND ADVANCES (1, 3)

An analysis of Retail Banking NPLs is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Retail Banking NPLs that are impaired(2)	882	843	1,062	936	653
Retail Banking NPLs that are not impaired	2,032	1,812	1,525	1,768	1,234

Retail Banking NPLs(3,4)	2,914	2,655	2,587	2,704	1,887

Retail Banking loans and advances to customers(4)	165,343	175,509	175,510	165,588	159,594

Retail Banking impairment loan loss allowances	1,001	1,028	1,188	878	653

	%	%	%	%	%

NPLs ratio	1.76	1.51	1.47	1.63	1.18
Coverage ratio(5)	34	39	46	32	35

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.
(2)	NPLs against which an impairment loss allowance has been established.
(3)	All NPLs are UK and continue accruing interest.
(4)	Excludes accrued interest.
(5)	Impairment loan loss allowances as a percentage of NPLs.

Movements in NPLs during the year are set out in the table below. Transfers ‘in’ represent loans which have fallen into arrears during the year and have missed three or more monthly payments. Transfers ‘out’ represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the property repossessed and sold, and the loan written off.

	2012 £m	2011 £m
Non performing loans at 1 January	2,655	2,587
Transfers in to NPL	1,480	1,323
Transfers out of NPL:
- Forbearance	(54)	(111)
- Change in arrears/Return to performing status	(654)	(731)
- Loan repayments/redemptions	(173)	(156)
- Write-offs	(437)	(446)
Effect of changes in policies (1,2)	97	189

Non performing loans at 31 December	2,914	2,655

(1)

Changes in policies in 2012 consisted of (i) the inclusion of cases in early arrears where the customer has been declared bankrupt in the last two years, and (ii) the inclusion of cards accounts in forbearance.

(2)

Changes in policies in 2011 consisted of (i) no longer automatically capitalising unpaid instalments where the mortgage holder is deceased and instead allowing arrears to accrue pending settlement of the estate, (ii) the inclusion of cases >90 days past maturity as overdue, (iii) change in the collections negotiation approach from requesting repayment of arrears in full to establishing a repayment plan only after assessing a customer’s circumstances to ensure it is affordable, and (iv) refinement in the calculation method of arrears.

2012 compared to 2011

During 2012, the NPLs ratio increased to 1.76% (2011: 1.51%), in part reflecting the decrease in the stock of loans and advances in the year. NPLs also increased due to a change in mortgage NPLs collections policy resulting in fewer cases curing from NPLs and a further mortgage technical definition change in policy to include in NPLs accounts in early arrears where the customer has been declared bankrupt in the last two years and the inclusion of cards forbearance in NPLs. The change in mortgage collections policy was driven by a regulatory review of our processes, which resulted in us being required to expand our affordability assessment process to gather more detail of the customer’s financial position, which forms the basis of the final arrangement reached with the customer. As a result of this expanded process, it now takes longer to finalise a collections arrangement with a customer. The change in collection policy included tightening of forbearance policies. Whilst the rate of accounts entering NPLs did not increase, the effect of these changes was to slow the rate of improvement and cures resulting in cases remaining longer in NPLs.

In 2012, impairment loss allowances reduced slightly to £1,001m (2011: £1,028m) mainly due to the favourable performance of unsecured portfolios. The coverage ratio decreased to 34% (2011: 39%) due to lower impairment loss allowances, offset slightly by the increase in NPLs. Excluding the impact of the change in NPLs definition and collection policy changes, the NPLs ratio at 31 December 2012 of 1.76% would have been 1.43% (2011: Actual 1.51%). Performance reflected a stable secured and unsecured portfolio, a result of both the quality of the portfolio and stable economic variables.

2011 compared to 2010

During 2011, the NPLs ratio increased to 1.51% (2010: 1.47%). The increase in NPLs was driven by the changes in policy in mortgage NPLs definition that resulted in more cases classified as NPLs and a refinement of the calculation method of arrears. The additional NPLs arose from sole deceased and cases past maturity. Sole deceased cases fall into arrears as the sole mortgage account holder has deceased and the monthly instalments continue to accrue resulting in arrears until the customer’s estate settles the outstanding mortgage and the associated arrears. Past maturity cases refer to loans that have reached the maturity date when the mortgage should have been repaid but still remain outstanding, with the customer continuing to pay the normal monthly instalments.

96	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Impairment loss allowances reduced slightly to £1,028m (2010: £1,188m). The coverage ratio decreased to 39% (2010: 46%) due to lower impairment loss allowances, offset slightly by the increase in NPLs. Excluding the impact of the change in NPLs definition, the NPLs ratio at 31 December 2011 would be 1.45%. Performance reflected the high quality of the mortgage portfolio, a lower than anticipated increase in unemployment and persistently low interest rates.

2010 compared to 2009

During 2010, impairment loss allowances increased to £1,188m (2009: £878m), principally due to the higher number of loans and advances subject to Santander UK’s forbearance process, which require higher levels of impairment loss allowances to reflect their increased risk characteristics. The coverage ratio increased to 46% (2009: 32%) due to both higher impairment loss allowances and the decrease in NPLs. The amounts written off on unsecured advances increased from £399m to £448m at 31 December 2010 reflecting the effect of the Alliance & Leicester portfolio transferred in 2009 and further acquisitions in 2010.

2009 compared to 2008

During 2009, the NPLs ratio increased to 1.63% (2008: 1.18%). This primarily reflected the impact of the continued market deterioration on the performance of the residential mortgage portfolio. This also further increased the proportion of NPLs secured against residential property in the NPLs balance, which in turn further reduced the overall impairment loss allowances coverage as the distribution shifted towards mortgages that require a lower level of coverage due to inherent securities held against the NPLs.

In 2012, interest income recognised on impaired loans amounted to £97m (2011: £86m, 2010: £125m).

RETAIL BANKING – RESTRUCTURED/REFINANCED LOANS

At 31 December 2012, the carrying amount of financial assets that are currently performing and have been forborne was £3,007m (2011: £1,784m, 2010: £1,435m).

Santander UK plc 2012 Annual Report	97

Business and Financial Review

Risk Management Report continued

CREDIT RISK – CORPORATE BANKING

INTRODUCTION

Corporate Banking offers a wide range of products and financial services to customers through a network of 35 regional CBCs and through telephony and e-commerce channels. It principally serves companies with annual turnover of more than £250,000 including Small and Medium Enterprises (‘SMEs’). Its products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance. The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos. Credit risk arises by Corporate Banking making loans, investing in other financial instruments or entering into financing transactions or derivatives.

This section sets out further detail on credit risk in Corporate Banking as follows:

•	Management’s approach;

•	Assets;

•	Committed facilities;

•	Credit risk mitigation;

•	Monitoring and recovery management;

•	Arrears;

•	Forbearance;

•	Other forms of debt management; and

•	Non-performing loans and advances, and restructured/refinanced loans.

MANAGEMENT’S APPROACH TO CREDIT RISK IN CORPORATE BANKING

•

Corporate Banking aims to achieve controlled corporate growth through the expansion of a CBC network. It supports lending to the Mid-Corporate, SME and Real Estate sectors, as well as the large corporate market. Based on robust credit policies and risk appetite models, Corporate Banking focuses on the control of credit risks within its portfolio.

•

All transactions are considered using credit limits approved by the appropriate credit authority. The top Risk Committee in Santander UK in this respect is the Executive Risk Committee and it delegates authority to the Credit & Investment Approvals Committee (See ‘Key responsibilities’ on page 66). All transactions over £70m (and certain others) are approved by the Executive Risk Committee. Santander UK has a delegated authority framework which defines transaction submission levels for escalation to global committees. However, final sign-off is derived from the Executive Risk Committee whilst the portfolio is controlled by the respective credit risk portfolio team.

•

A set of risk appetite limits covering different types of risk (e.g. credit risk arising in Corporate Banking) are used to measure and control economic capital value. Santander UK’s credit risk appetite is measured and controlled by a maximum level of unexpected loss that Santander UK is willing to sustain over a one-year period. In addition, specific limits are set by the Board in relation to single counterparty risk.

•

Analysis of credit exposures and credit risk trends are analysed on a monthly basis, with key issues escalated to the senior risk committees as required. Larger exposures are reported monthly to the Board Risk Committee.

CORPORATE BANKING – ASSETS

	2012 £bn	2011 £bn	2010 £bn
Large Corporate - repos	9.9	10.4	6.2
Sovereign	3.8	7.7	14.3
Structured Finance	0.4	0.5	0.6
Customer Assets:
- Large Corporate loans (excluding repos)	2.2	4.3	2.1
- Mid Corporate & SME(1)	13.2	8.7	8.6
- Social housing(2)	0.2	—	—
- Real estate(1)	3.7	3.9	3.3
Other(1)(3)	2.2	2.6	2.6

Total (4)	35.6	38.1	37.7

(1)	Includes corporate loans classified as Loans and advances to customers in Note 18.
(2)	Consists of bonds classified as financial assets designated at fair value in Note 16.
(3)	Includes finance leases classified as Loans and advances to customers in Note 18.
(4)	Includes Operating lease assets in Note 26.

98	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

In Corporate Banking, credit risk arises on assets and off-balance sheet transactions. Consequently, the credit risk exposure below arises from on balance sheet assets, and off-balance sheet transactions such as committed and undrawn credit facilities or guarantees.

CORPORATE BANKING – COMMITTED FACILITIES

COMMITTED FACILITIES BY CREDIT RATING OF THE ISSUER OR COUNTERPARTY(1)(2)

2012	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate (4) £m	Social Housing £m	Total £m
AAA	1,132	25	—	—	—	—	1,157
AA	960	361	—	197	164	39	1,721
A	66	3,324	—	1,033	1,321	261	6,005
BBB	—	5,244	32	4,863	2,981	115	13,235
BB	—	471	158	4,168	3,592	—	8,389
B	—	1	72	277	277	—	627
CCC	—	—	101	69	113	—	283
D	—	—	—	157	389	—	546
Other(3)	—	—	—	1,586	963	—	2549

Total	2,158	9,426	363	12,350	9,800	415	34,512

2011	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate (4) £m	Social Housing £m	Total £m
AAA	6,965	63	—	42	—	—	7,070
AA	819	511	25	147	219	—	1,721
A	25	3,045	—	1,063	1,395	—	5,528
BBB	—	4,770	83	4,608	2,904	—	12,365
BB	—	108	276	2,989	3,088	—	6,461
B	—	—	105	125	176	—	406
CCC	—	—	—	24	23	—	47
D	—	—	—	136	284	—	420
Other(3)	—	—	—	2,392	563	—	2,955

Total	7,809	8,497	489	11,526	8,652	—	36,973

(1)	The committed facilities exposure includes OTC derivatives.
(2)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.
(3)	Individual exposures of £1m or less.
(4)

In this table commercial mortgages are included within Real Estate, which reflects the type of risk being monitored, whereas in the table on the previous page they are included within SME to reflect the status of the borrower.

COMMITTED FACILITIES BY GEOGRAPHICAL AREA

2012	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Total £m
UK	—	7,519	153	11,948	9,800	415	29,835
Peripheral eurozone	—	263	22	78	—	—	363
Rest of Europe	1,132	1,269	82	96	—	—	2,579
US	—	266	106	—	—	—	372
Other, including non-OECD	1,026	109	—	228	—	—	1,363

Total	2,158	9,426	363	12,350	9,800	415	34,512

2011	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Total £m
UK	5,477	5,907	233	11,166	8,652	—	31,435
Peripheral eurozone	—	300	24	60	—	—	384
Rest of Europe	1,591	1,277	120	48	—	—	3,036
US	—	577	112	1	—	—	690
Other, including non-OECD	741	436	—	251	—	—	1,428

Total	7,809	8,497	489	11,526	8,652	—	36,973

(1)	The geographic location is classified by country of domicile of the counterparty.

The increases in Large Corporate, Mid Corporate and SME, and Real Estate exposures in 2012 arose from the continued development of a UK corporate banking franchise. The decrease in sovereign exposures principally reflected changes in holdings of UK and other Organisation of Economic Co-operation and Development (‘OECD’) government securities as part of Santander UK’s liquidity management activity.

Santander UK plc 2012 Annual Report	99

Business and Financial Review

Risk Management Report continued

Commercial Real Estate loans

For the non-standardised commercial real estate portfolio of £9.8bn at 31 December 2012 the average loan to value ratio, weighted by exposure, was 52% (2011: 59%) with only 3% (2011: 4%) of cases having loan exposures in excess of the value of collateral.

Real estate non-performing loans and weighted average LTVs at 31 December 2012 and 2011 may be further analysed between loans originated pre-2009 and thereafter as follows:

	Original vintage
2012	Pre-2009	2009 onwards	Total
Total loans	£2,463m	£7,337m	£9,800m
NPLs ratio	19.5%	0.2%	5.0%
Weighted average LTV	64%	49%	52%

	Original vintage
2011	Pre-2009	2009 onwards	Total
Total loans	£3,499m	£5,153m	£8,652m
NPLs ratio	13.2%	—	5.4%
Weighted average LTV	74%	52%	59%

The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the commercial real estate market in 2008 and 2009 some of these customers suffered financial stresses resulting in their inability to meet the contractual payment terms or to comply with covenants or to achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher NPLs rates in recent years.

In light of the market deterioration, Santander UK’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with any material letting or development risks. In addition, while the market remains challenging, prices have not declined significantly further since Santander UK’s lending criteria were tightened. As a result, the sub-portfolio representing loans originating from 2009 onwards has performed significantly better than the pre-2009 sub-portfolio.

100	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

CORPORATE BANKING – CREDIT RISK MITIGATION

At 31 December 2012, collateral held against impaired loans amounted to 55% (2011: 45%) of the carrying amount of impaired loan balances.

PORTFOLIO		DESCRIPTION
•	Sovereigns	Assets held with Sovereign counterparties are mainly with issuers or counterparties with a AAA or AA rating. It is normal market practice that there is no collateral associated with these assets.

•	Large Corporates

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

•	Structured Finance

A small number of acquisition or project finance transactions where collateral is held in the form of a charge over the assets being acquired. This type of assignment of all assets is combined with other covenants to provide security to the lenders.

•	Mid- Corporate and SME

Typically incorporates guarantee structures underpinned by both financial and non-financial covenants and debenture security. Guarantees are not classified as collateral and value is not attributed to them unless supported by tangible security. Lending decisions are assessed against trading cash flows and in the event of a default Santander UK does not typically take possession of the assets of the business, although an Administrator may be appointed in more severe cases.

The portfolio includes commercial mortgage lending where collateral is taken in the form of a charge over the property being mortgaged. A professional valuation of the real estate security is undertaken at the point of lending but no contractual right of revaluation exists. Revaluations are undertaken in the event that cases become distressed. Collateral is rarely taken into possession. Santander UK seeks to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practical in order to minimise the loss to Santander UK.

Santander UK provides asset finance as well as invoice finance to certain UK corporate clients. Financed assets (typically vehicles and equipment) are reviewed prior to lending and their value assessed. For invoice finance, companies’ ledgers are subject to periodic reviews with funding provided against eligible debtors meeting pre-agreed criteria. In the event of a default, assets and debtors will be repossessed and sold, or collected out respectively.

•	Real Estate

Collateral is in the form of commercial real estate assets. Lending to commercial real estate is undertaken against an approved policy setting minimum criteria including such aspects as the quality (e.g. condition and age) and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors. Properties are viewed by Santander UK prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, the tenant and future demand for the property (e.g. market rent compared to the current rent). Loan agreements typically permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached.

When a commercial real estate loan is transferred to FEVE (described in the section “Risk monitoring” in “Measurement across the credit cycle” on page 75) or Restructuring & Recoveries, Santander UK typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued (e.g. whether to restructure/refinance the loan or to realise the collateral). An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any loan restructuring/refinancing solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives etc.).

Collateral is rarely taken into possession. Where collateral has been taken into possession, Santander UK would seek to dispose of the collateral as early as practical in order to minimise the loss to Santander UK.

Santander UK plc 2012 Annual Report	101

Business and Financial Review

Risk Management Report continued

CORPORATE BANKING – MONITORING AND RECOVERY MANAGEMENT

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the FEVE system (described in the section “Risk monitoring” in “Measurement across the credit cycle” on page 75). There are a range of indicators that may trigger a case being added to FEVE, including downturn in trade, covenant breaches, major contract loss, and resignation of key management. Such cases are assessed to determine the potential financial implications of these trigger events and in consultation with the borrower, a range of options available is considered which may include temporary forbearance.

In addition, cases that require specialist risk management expertise, including all NPLs, are transferred to a dedicated restructuring/refinancing team and are categorised as ‘Workouts’.

Cases subject to risk monitoring under the FEVE system or in Workouts by portfolio and assessment of risk at 31 December 2012 and 2011 were:

										Impairment loss allowances
2012	Portfolio £m	Enhanced Monitoring £m	Enhanced Monitoring %	Pro- active £m	Pro- active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Large Corporates (including Sovereign)	11,584	163	1.4	—	—	—	—	—	—	—	—
Structured Finance	363	72	19.8	161	44.4	25	6.9	18	5.0	24	62
Mid Corporate and SME	12,350	798	6.5	397	3.2	497	4.0	347	2.8	157	3
Real Estate	9,800	376	3.8	397	4.1	607	6.2	496	5.1	159	2
Social housing	415	—	—	—	—	—	—	—	—	—	—

Total	34,512	1,409	4.1	955	2.8	1,129	3.3	861	2.5	340	67

										Impairment loss allowances
2011	Portfolio £m	Enhanced Monitoring £m	Enhanced Monitoring %	Pro- active £m	Pro- active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Large Corporates (including Sovereign)	16,306	87	0.5	29	0.2	—	—	—	—	—	—
Structured Finance	489	152	31.1	144	29.4	—	—	—	—	17	—
Mid Corporate and SME	11,526	531	4.6	300	2.6	279	2.4	263	2.3	66	48
Real Estate	8,652	243	2.8	401	4.6	573	6.6	497	5.7	143	22

Total	36,973	1,013	2.7	874	2.4	852	2.3	760	2.1	226	70

(1)	Includes committed facilities and swaps.

In 2012, assets across all monitoring and recovery categories increased as entries rose due to challenging economic conditions especially within the Mid Corporate and SME portfolio combined with restructurings/refinancings and exits becoming more difficult to achieve in the current market.

CORPORATE BANKING – ARREARS

	2012 £m	2011 £m	2010 £m
Total Corporate Banking loans and advances to customers in arrears	795	652	526
Total Corporate Banking loans and advances to customers(1)	19,605	18,856	14,615
Corporate Banking loans and advances to customers in arrears as a % of Corporate Banking loans and advances to customers	4.06%	3.46%	3.60%

(1)	Corporate Banking loans and advances to customers include social housing loans and finance leases.
(2)	Accrued interest is excluded for purposes of these analyses.

2012 compared to 2011

Loans and advances to customers in arrears increased to £795m (2011: £652m) due to difficult UK economic conditions across the corporate market. Consequently, loans and advances to customers in arrears as a percentage of loans and advances to customers increased to 4.06% (2011: 3.46%).

2011 compared to 2010

Loans and advances to customers in arrears increased to £652m (2010: £526m) due to ongoing stress in the commercial mortgage and real estate exposures written pre-2009, particularly within the care home and leisure industry sectors. Loans and advances to customers in arrears as a percentage of loans and advances to customers decreased to 3.46% (2010: 3.60%) as a result of the growth in the book exceeding the growth in arrears.

102	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Arrears management

The Restructuring & Recoveries department are responsible for debt management initiatives on the Corporate Banking loan portfolio.

•

Debt management strategies, which include negotiating restructuring/refinancing arrangements, often commence prior to actual payment default. Different collection strategies are applied to different segments of the portfolio in accordance with the perceived levels of risk and the individual circumstances of each case.

•

Restructuring & Recoveries activities aim to ensure customers who have failed or are likely to fail to make their contractual payments when due or have exceeded their agreed credit limits are encouraged to pay back the required amounts, and in the event they are unable to do so to pursue recovery of the debt in order to maximise the net recovered balance.

The overall aim is to minimise losses whilst not adversely affecting brand, customer loyalty, or compliance with relevant legal and regulatory standards.

Problem debt management activity is performed within Santander UK:

•	Initially by the relationship manager and, for non standardised cases, the credit partner, and for standardised cases, the Business Support Unit; then

•	Subsequently by Restructuring & Recoveries where the circumstances of the case become more critical or specialist expertise is required.

Santander UK seeks to detect weakening financial performance early through close monitoring of regular financial and trading information, periodic testing to ensure compliance with both financial and non-financial covenants and regular dialogue with corporate clients.

The FEVE process is used proactively on cases which need enhanced management activity ranging from increased frequency and intensity of monitoring through to more specific activities to reduce Santander UK’s exposure, enhance Santander UK’s security or in some cases seek to exit the position altogether.

Once categorised as FEVE, a strategy is agreed with Credit Risk and this is monitored through monthly FEVE meetings for each portfolio. Where circumstances dictate a more dedicated debt management expertise is required or where the case has been categorised as non-performing (be that through payment arrears or through management judgement that a payment default is likely), the case is transferred to Restructuring & Recoveries.

FORBEARANCE – LOANS RESTRUCTURED/REFINANCED

The factors considered when concluding whether a borrower is experiencing financial difficulties can include the results of covenant testing, reviews of trading and management information provided under the loan terms or directly from the customer as part of the Santander UK’s ongoing relationship dialogue.

Restructurings/refinancings allow a customer, by negotiation, to vary the terms of their contractual obligations for an agreed period (such as interest-only period or term extensions). Santander UK also aims to ensure that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, Santander UK or by a third party.

Restructurings/refinancings are only granted due to financial difficulties and are reported as restructures/refinancings.

ACTION	DESCRIPTION
Restructuring/ refinancing	Solutions in a restructuring/refinancing may include:
	•	Term extensions

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

	•	Interest-only concessions

Regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options are not appropriate and the issues are viewed as temporary. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Restructuring & Recoveries process. Periodic reviews of the customer’s financial situation are undertaken to assess when the customer can afford to return to the repayment method.

	•	Capitalisations	The customer’s arrears may be capitalised and added to the loan balance. Capitalisation is always combined with term extensions and interest-only concessions.

Santander UK plc 2012 Annual Report	103

Business and Financial Review

Risk Management Report continued

Santander UK may offer a term extension or interest only concession provided that the forecasts indicate that the borrower will be able to meet the revised payment arrangements. This applies particularly in the rare circumstances where a second restructuring/refinancing is required as the borrower needs a further term extension but is otherwise meeting revised terms.

The effectiveness of our restructuring/refinancing approach is kept under review. The programmes offered to customers may be adjusted to reflect market conditions, although the range of options is limited to term extensions and interest only concessions, together with other forms of debt management as described in “Other forms of debt management”.

Where a restructuring/refinancing in NPLs has been agreed, the case is initially retained in the ‘non-performing’ loan category, until evidence of consistent compliance with the new terms is demonstrated (typically a minimum of three months) before being reclassified out of NPLs.

For other restructured/refinanced loans, once a case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved, it may be reclassified as fully performing. Under Santander UK’s restructuring/refinancing methodology, a case will remain as a restructured/refinanced asset even when full repayments are recommenced until full repayment is achieved.

The majority of restructuring/refinancing to date have been by way of term extensions and payment re-profiling (e.g. interest only concessions), with only a limited number of debt-for-equity swaps. Loan loss allowances are assessed on a case-by-case basis taking into account amongst other factors, the value of collateral held as confirmed by third party professional valuations as well as the cash flow available to service debt over the period of the restructuring/refinancing. These loan loss allowances are assessed regularly and are independently reviewed. In the case of a debt-for-equity conversion, the converted debt is written off against the existing loan loss allowance upon completion of the restructuring/refinancing. The value of the equity acquired is initially held at nil value and reassessed periodically in light of subsequent performance of the restructured company.

Restructuring/refinancing commenced during the year

No arrangements have been entered into with respect to sovereign or large corporate counterparties. The accounts that entered restructuring/refinancing during the years ended 31 December 2012 and 2011 were:

	Mid Corporate and SMEs	Real Estate	Total
2012	£m	£m	£m
Restructured/refinanced in NPLs	46	21	67
Other restructured/refinanced	94	161	255

	140	182	322

	Mid Corporate and SMEs	Real Estate	Total
2011	£m	£m	£m
Restructured/refinanced in NPLs	45	70	115
Other restructured/refinanced	85	94	179

	130	164	294

Restructuring/refinancing cumulative number and value of accounts

a) Performance status when entering restructuring/refinancing

The status of the cumulative number of accounts in restructuring/refinancing at 31 December 2012 and 2011 when they originally entered restructuring/refinancing, analysed by type of restructuring/refinancing applied, was:

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2012	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	371	956	371	956	89
In arrears	75	144	—	—	75	144	32

Total	75	144	371	956	446	1,100	121

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2011	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	262	677	262	677	28
In arrears	71	208	—	—	71	208	24

Total	71	208	262	677	333	885	52

Debt-for-equity swaps

In addition to the restructuring/refinancing above, Santander UK has entered into a small number of debt-for-equity swaps where, on occasion, Santander UK may agree to exchange a proportion of the amount owed by the borrower for equity in that borrower. In circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around, Santander UK may agree to reduce the debt by exchanging a portion of it for equity in the company. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.

These debt-for-equity swaps amounted to £46m at 31 December 2012 (2011: £48m) and in view of their small size are not included in these analyses.

104	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

b) Performance status at the year-end

The current status of accounts in restructuring/refinancing analysed by type of restructuring/refinancing applied, at 31 December 2012 and 2011 was:

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2012	No.	£m	No.	£m	No.	£m	£m
Performing	38	76	290	644	328	720	13
In arrears	37	68	81	312	118	380	108

Total	75	144	371	956	446	1,100	121

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2011	No.	£m	No.	£m	No.	£m	£m
Performing	55	125	242	573	297	698	1
In arrears	16	83	20	103	36	187	51

Total	71	208	262	676	333	885	52

This data may be further analysed by portfolio, as follows:

Mid Corporate and SMEs

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2012	No.	£m	No.	£m	No.	£m	£m
Performing	16	40	160	228	176	268	40
In arrears	16	42	54	98	70	140	5

Total	32	82	214	328	246	408	45

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2011	No.	£m	No.	£m	No.	£m	£m
Performing	25	30	164	211	189	242	1
In arrears	9	47	17	32	26	79	17

Total	34	77	181	243	215	321	18

Commercial Real Estate

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2012	No.	£m	No.	£m	No.	£m	£m
Performing	22	36	130	416	152	452	7
In arrears	21	26	27	214	48	240	69

Total	43	62	157	630	200	692	76

	Restructured/refinanced in NPLs		Other restructured/refinanced		Total		Impairment allowance
2011	No.	£m	No.	£m	No.	£m	£m
Performing	30	94	78	362	108	456	—
In arrears	7	36	3	71	10	108	34

Total	37	130	81	433	118	564	34

Accounts that are in restructuring/refinancing continue to be closely monitored as described above, to ensure that the restructuring/refinancing arrangements are sustainable. At 31 December 2012, 74% (2011: 89%) of the accounts in restructuring/refinancing were performing in accordance with the revised terms agreed under Santander UK’s restructuring/refinancing arrangements. At 31 December 2012, 51% (2011: 77%) of the accounts that were in NPL’s at the time of restructure/refinancing, were performing in accordance with the revised terms agreed under Santander UK’s restructuring/refinancing arrangements. The decrease reflects the impact of the current challenging market conditions which resulted in it taking longer for cases to return to performing status after restructuring/refinancing.

In rare circumstances, these market conditions may, and may continue to, lead to a second term extension, for example in the case of commercial real estate where it remains difficult to sell or refinance the property. These loans are individually assessed for observed impairment loss allowances. The greater probability of ultimate loss in these circumstances is reflected in the calculation of impairment loss allowances.

A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s restructuring/refinancing arrangements, although the restructuring/refinancing is unlikely to be successful in all cases.

2012 compared to 2011

The level of restructuring/refinancing (i.e. of cases in NPL) decreased particularly in the commercial real estate portfolio as the volume of pre-2009 cases reduced. The level of other restructuring/refinancing increased, particularly within commercial real estate as restructuring/refinancing strategies were being executed earlier in the credit cycle.

Santander UK plc 2012 Annual Report	105

Business and Financial Review

Risk Management Report continued

2011 compared to 2010

The level of restructuring/refinancing increased which reflected the increasingly challenging economic environment with more limited options to achieve consensual outcomes giving rise to more cases requiring forbearance, especially in the care home sector. The level of other restructuring/refinancing however decreased slightly over the year as a result of a number of cases being successfully repaid and higher incidence of NPLs cases due to the economic conditions resulting in restructuring/refinancing in NPLs rather than other restructuring/refinancing.

OTHER FORMS OF DEBT MANAGEMENT

In addition to restructurings/refinancings, Santander UK uses other forms of debt management which can include:

ACTION		DESCRIPTION
•	Payment arrangements (including debt-for-equity swaps)

Discretion exists to vary the repayment schedule to allow customers to bring the account up to date. The objective is to bring the account up to date as soon as possible. This can involve the partial forgiveness of debt and/or debt-for-equity swaps. At 31 December 2012 there were no outstanding loans where debt forgiveness had been applied.

•	Obtaining additional security or guarantees

Where a borrower has unencumbered assets, these may be charged as new or additional security in return for Santander UK restructuring/refinancing existing facilities. Alternatively, Santander UK may take a guarantee from other companies within the borrower’s group and/or major shareholders provided it can be established the proposed guarantor has the resources to support such a commitment.

•	Resetting of covenants and trapping surplus cash flow

Financial covenants may be reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of Santander UK’s lending.

•	Seeking additional equity

Where a business is over-leveraged, fresh equity capital will be sought from existing or new investors to adjust the capital structure in conjunction with Santander UK agreeing to restructure/refinance the residual debt.

EXIT THE POSITION CONSENSUALLY

Where it is not possible to agree a restructuring/refinancing, Santander UK may seek to exit the position consensually by:

•	Agreeing with the borrower an orderly sale of assets outside insolvency to pay down Santander UK’s debt;

•	Arranging for the refinance of the debt with another lender; or

•	Sale of the debt where a secondary market exists (either individual loans or on occasion as a portfolio sale).

LITIGATION AND RECOVERY

Where it is not possible to agree a restructuring/refinancing or to exit the position consensually, Santander UK will pursue recovery by:

•	Pursuing its rights through an insolvency process;

•	Optimising the sale proceeds of any collateral held; and

•	Seeking compensation from third parties, as appropriate.

Where Santander UK has to pursue recovery through the appointment of an Administrator (or a Receiver under the Law of Property Act in the case of real estate security), Santander UK’s shortfall is assessed against the Administrator’s estimate of the outcome and an appropriate loan loss allowance is raised. In cases where a sale of the debt is deemed to offer the optimum recovery outcome, the shortfall, if the debt is sold below its par value, is written off upon sale.

106	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

CORPORATE BANKING – NON-PERFORMING LOANS AND ADVANCES(1)

An analysis of Corporate Banking NPLs is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Corporate Banking NPLs that are impaired - UK	835	442	411	315	419
Corporate Banking NPLs that are not impaired - UK	—	303	232	116	1
Corporate Banking NPLs(1)(2)	835	745	643	431	420

Corporate Banking loans and advances to customers(2)	19,605	18,856	14,615	12,087	10,670

Corporate Banking impairment loan loss allowances	407	296	202	171	73

	%	%	%	%	%

NPLs ratio	4.26	3.95	4.40	3.57	3.94
Coverage ratio	49	40	31	40	17

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed unlikely that the counterparty will be able to maintain payments.

(2)	Excludes accrued interest.

Movements in NPLs during the year are set out in the table below. Transfers ‘in’ represent loans which have fallen into arrears during the year and have missed three or more monthly payments. Transfers ‘out’ represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the property repossessed and sold, and the loan written off.

	2012 £m	2011 £m
Non-performing loans at 1 January	745	643
Transfers in to NPL	515	426
Transfers out of NPL:
- Loan repayments/redemptions	(357)	(273)
- Write-offs	(68)	(51)

Non-performing loans at 31 December	835	745

2012 compared to 2011

During 2012, the NPLs ratio increased to 4.26% (2011: 3.95%). This largely arose from the performance of a small number of older vintage loans which were acquired with Alliance & Leicester. At the same time, the growth in the portfolio was slower than in 2011 which impacted the ratio. The level of new NPLs also increased during the year, particularly within the mid Corporate and SME sectors where certain customers and sub-sectors (e.g. leisure and care) found revenue under pressure due to lower consumer spending despite the low interest rate environment.

2011 compared to 2010

During 2011, the NPLs ratio decreased to 3.95% (2010: 4.40%). This reflected the growth of the book exceeding the growth in stressed cases with several larger real estate loans moving out of non-performing status either via a full exit by way of a sale of the underlying collateral or the debt or a successful restructuring/refinancing and return to performing status. However there were continuing challenges faced by corporate clients due to economic conditions particularly in the care home sector and certain parts of the commercial real estate market. The level of new NPLs increased as the options available for managing them, particularly the ability to raise equity capital, to sell assets or to conclude refinancing, remained limited. The real estate market continued to be challenging with reduced sales activity, especially for development finance and land-bank transactions and for older transactions underwritten near the market peak. Santander UK’s real estate development finance exposure represented less than 8% (2010: less than 8%) of the total core real estate book.

2010 compared to 2009

During 2010, the NPLs ratio increased to 3.95% (2009: 3.57%) due to deterioration arising from market conditions. This particularly affected customers in the real estate sector. Both NPLs and impairment loss allowances increased. While the level of new NPLs was broadly in line with expectations, the options available for managing them were reduced compared to 2009. The real estate market became more challenging as the year progressed, with reduced sales activity, especially for development finance and land-bank transactions and for older transactions underwritten in 2008 and earlier years. The year-end position was also influenced by a small number of large value transactions which defaulted late in the year but were expected to be restructured/refinanced during 2011.

In 2012, interest income recognised on impaired loans amounted to £14m (2011: £13m, 2010: £9m).

CORPORATE BANKING – RESTRUCTURED/REFINANCED LOANS

As previously described, loans may be restructured/refinanced. At 31 December 2012, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been restructured/refinanced was £76m (2011: £125m).

Santander UK plc 2012 Annual Report	107

Business and Financial Review

Risk Management Report continued

CREDIT RISK – MARKETS

INTRODUCTION

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales. Credit risk arises by Markets entering into derivatives or financing transactions, or investing in other financial instruments.

This section sets out further detail on credit risk in Markets as follows:

•	Management’s approach;

•	Assets;

•	Commitments;

•	Credit risk mitigation;

•	Monitoring and recovery management; and

•	Restructured/refinanced loans.

MANAGEMENT’S APPROACH TO CREDIT RISK IN MARKETS
•

Credit risk on derivative instruments (OTC derivatives, repos and stock borrowing/lending) is taken under specific limits approved for each counterparty. This credit risk is controlled by the Wholesale Credit Risk department, and managed and reported on a counterparty basis, regardless of whether the exposure is incurred by Markets or by Santander UK through its Corporate Centre activities.

•

Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure (‘PFE’) of the instruments at a 97.5% statistical confidence level and adding this value to the current mark-to-market value. The resulting PFE or credit risk is then included against the credit limits approved for individual counterparties along with other non-derivative exposures.

•

In addition, there is a policy around the collateralisation of derivative instruments. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by the Wholesale Credit Risk department’s credit evaluation of the counterparty.

•

All exposures are accommodated under credit limits approved by the appropriate credit authority. The relevant senior approving authorities are the Executive Risk Committee and the Credit & Investment Approvals Committee. Exposures which exceed a pre-defined limit are also referred to Banco Santander S.A., although the ultimate approval remains within Santander UK. Exposures and credit risk trends are analysed regularly, with key issues escalated to the Executive Risk Committee or to the Board Risk Committee, as required. Key developments in large exposures are also reported to these committees.

MARKETS – ASSETS

	2012 £bn	2011 £bn	2010 £bn
Derivatives	26.2	27.5	19.8
UK Treasury bills, equities and other	1.9	1.2	2.3

Total	28.2	28.7	22.1

Derivative risk exposures are set out in the tables below. Derivatives in the asset table above relate to the derivative assets held on the balance sheet, where only netting permitted by IAS 39 is applied. The derivative risk exposures in the tables below are lower than the balance sheet position because the overall risk exposure is monitored and therefore consideration is taken of margin posted, CSA’s and master netting agreements and instruments such as reverse repos which reduce the Santander UK group’s exposures.

108	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

MARKETS – COMMITMENTS

DERIVATIVE COMMITMENTS BY CREDIT RATING OF THE ISSUER OR COUNTERPARTY (1)

2012	Total £m
AAA	38
AA	222
A	4,135
BBB and below	357

Total	4,752

2011	Total £m
AAA	97
AA	1,574
A	3,447
BBB and below	260

Total	5,378

(1)	External ratings are applied to all exposures where available. External ratings are taken into consideration in the rating process, where available.

DERIVATIVE COMMITMENTS BY GEOGRAPHICAL AREA

2012	Total £m
UK	1,635
Peripheral eurozone	364
Rest of Europe	1,409
US	1,012
Rest of the world	332

Total	4,752

2011	Total £m
UK	1,296
Peripheral eurozone	597
Rest of Europe	1,597
US	1,480
Rest of the world	408

Total	5,378

Santander UK plc 2012 Annual Report	109

Business and Financial Review

Risk Management Report continued

MARKETS – CREDIT RISK MITIGATION

Markets continued to focus its activities on derivative products, supported by increased collateralisation and use of central counterparties.

PORTFOLIO		DESCRIPTION
•	Derivatives

Netting arrangements Santander UK restricts its credit risk by entering into transactions under industry standard agreements which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. In line with industry practice, Santander UK executes the standard documentation according to the type of contract being entered into. For example, derivatives will be contracted under the International Swaps and Derivatives Association (‘ISDA’) Master Agreements, repurchase and reverse repurchase transactions will be governed by Global Master Repurchase Agreement (‘GMRA’), stock borrowing/lending transactions and other securities financing transactions are covered by Global Master Securities Lending Agreement (‘GMSLA’).

Collateralisation Santander UK also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are generally re-valued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with Santander UK’s collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Cash collateral in respect of derivatives held at 31 December 2012 was £0.9bn (2011: £1.3bn), not all derivative arrangements being subject to collateral agreements. Collateral obtained during the period in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.

Use of Central Counterparties (‘CCPs’) Santander UK continues to use CCPs as an additional means to mitigate counterparty credit risk in derivative transactions. At 31 December 2012, CCPs were used in connection with 6.3% (2011: 0.3%) of Santander UK’s OTC derivatives.

MARKETS – MONITORING AND RECOVERY MANAGEMENT

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the FEVE system (described in “Risk monitoring” in “Measurement across the credit cycle” on page 75). At 31 December 2012, there were no impaired or non-performing loans or exposures (2011: none) and the assets in the FEVE Active category amounted to only £33m (2011: £40m).

MARKETS – RESTRUCTURED/REFINANCED LOANS

At 31 December 2012 and 2011, there were no financial assets that would otherwise be past due or impaired whose terms have been restructured/refinanced.

110	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

CREDIT RISK – CORPORATE CENTRE

INTRODUCTION

Corporate Centre includes FMIR and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run-down and/or managed for value. Credit risk arises by Corporate Centre making loans (including to other businesses within Santander UK) and investing in debt securities. Credit risk also arises by Corporate Centre investing in other financial instruments (including assets held for liquidity purposes) or entering into financing transactions or derivative contracts.

This section sets out further detail on credit risk in Corporate Centre as follows:

•	Management’s approach;

•	Assets;

•	Exposures;

•	Credit risk mitigation;

•	Monitoring and recovery management;

•	Arrears;

•	Forbearance; and

•	Non-performing loans and advances, and restructured/refinanced loans.

MANAGEMENT’S APPROACH TO CREDIT RISK IN CORPORATE CENTRE

•

Credit risk in Corporate Centre is actively controlled by the Wholesale Credit Risk Department and the Corporate and Commercial Credit Risk Department. This is done in accordance with the relevant policies, limits, asset quality plans and aspects of Board-approved risk appetite. All exposures, including intra-group items, are captured in the risk management systems and fall within limits approved by the appropriate credit authority. For Corporate Centre exposures, the relevant senior approving authorities are the Executive Risk Committee and the Credit & Investment Approvals Committee. All transactions over £70m (and certain others) are approved by the Executive Risk Committee. Exposures which exceed a pre-defined limit are also referred to Banco Santander, S.A., although the ultimate approval remains within Santander UK.

•

The non-core corporate and legacy portfolios include older social housing assets and commercial mortgage loans together with the residual legacy assets from the acquisition of Alliance & Leicester plc which were not consistent with Santander UK’s business strategy. These assets are managed in a manner consistent with the Corporate Banking assets as described in the section “Credit Risk - Corporate Banking”.

CORPORATE CENTRE – ASSETS

	2012 £bn	2011 £bn
Sovereign - Balances at central banks (UK and US)	27.9	25.0
- other	5.1	—
Structured Products(1)	1.9	2.6
Derivatives	3.2	1.4
Collateral(2)	4.5	3.5
Other assets(3)	6.0	6.0
Customer assets(4)	11.0	11.9

Total	59.6	50.4

(1)

Includes the Treasury Asset Portfolio. These assets were acquired as part of the transfer of Alliance & Leicester plc to Santander UK in 2008 and as part of an alignment of portfolios across the Banco Santander group in 2010 and are being run down. The assets in the Treasury Asset Portfolio are principally classified as loan and receivable securities, as set out in Note 23 to the Consolidated Financial Statements, and debt securities designated at fair value through profit or loss, as set out in Note 16 to the Consolidated Financial Statements.

(2)	Includes inter-segmental collateral balances. This balance represents collateral held and therefore is not included in the tables of exposures below.
(3)	Other assets consist primarily of cash, trading assets and other assets.
(4)	See customer assets table below for additional detail of the portfolios within this balance.

Santander UK plc 2012 Annual Report	111

Business and Financial Review

Risk Management Report continued

Corporate Centre customer assets

	2012 £bn	2011 £bn	2010 £bn
Social housing(1)	7.5	7.5	6.8
Commercial mortgages	1.4	1.7	1.6
Legacy portfolios in run-off:
- Aviation	0.6	0.8	0.9
- Shipping	0.7	0.9	1.2
- Other	0.8	1.0	1.5

Total	11.0	11.9	12.0

(1)

Social housing Includes loans held at amortised cost and loans designated at fair value through profit or loss. Excludes social housing bonds of £0.2bn (2011: £0.3bn) designated at fair value through profit or loss.

The Corporate Centre assets tables above comprise gross asset balances. The table below shows the exposures in Corporate Centre after taking into account the credit mitigation procedures described in Markets on page 110 above. In addition, on lending to customers, credit risk arises on assets and off-balance sheet transactions. Consequently, the credit risk exposure below arises from on balance sheet assets, and off-balance sheet transactions such as committed and undrawn credit facilities or guarantees.

CORPORATE CENTRE – EXPOSURES

CORPORATE CENTRE EXPOSURE BY CREDIT RATING OF THE ISSUER OR COUNTERPARTY(1)

2012	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
AAA	32,740	257	—	—	—	32,997
AA	283	305	—	—	2,305	2,893
A	—	599	1,443	64	6,049	8,155
BBB and below	—	412	126	2,724	1,258	4,520
Other	—	—	—	1,385	—	1,385

Total	33,023	1,573	1,569	4,173	9,612	49,950

2011	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
AAA	25,720	704	—	—	—	26,424
AA	—	348	587	—	2,651	3,586
A	—	380	1,123	195	5,990	7,688
BBB and below	—	319	—	3,508	1,300	5,127
Other	—	—	—	1,636	—	1,636

Total	25,720	1,751	1,710	5,339	9,941	44,461

(1)	External ratings are applied to all exposures where available.

CORPORATE CENTRE EXPOSURE BY GEOGRAPHICAL AREA(1)

2012	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
UK	31,350	426	437	2,991	9,612	44,816
Peripheral eurozone	—	352	—	90	—	442
Rest of Europe	627	376	676	292	—	1,971
US	763	382	456	193	—	1,794
Rest of world	283	37	—	607	—	927

Total	33,023	1,573	1,569	4,173	9,612	49,950

2011	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
UK	18,671	227	—	3,586	9,941	32,425
Peripheral eurozone	—	828	457	121	—	1,406
Rest of Europe	—	306	654	571	—	1,531
US	7,049	285	599	273	—	8,206
Rest of world	—	105	—	788	—	893

Total	25,720	1,751	1,710	5,339	9,941	44,461

(1)	The geographic location is classified by country of domicile of the counterparty.

The exposure to Sovereigns in the UK and US principally reflect the holdings of liquid assets.

112	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

CORPORATE CENTRE – CREDIT RISK MITIGATION

The specialist businesses in Corporate Centre service customers in various business sectors including Real Estate and social housing. Corporate Centre is also responsible for certain legacy portfolios in run-off, including aviation and shipping. At 31 December 2012, collateral held against impaired loans amounted to 42% (2011: 53%) of the carrying amount of impaired loan balances.

PORTFOLIO		DESCRIPTION
•	Sovereigns	Assets held with sovereign counterparties are mainly with issuers or counterparties with a AAA or AA rating. It is normal market practice that there is no collateral associated with these assets.

•	Structured products

Assets held within the Treasury asset portfolio include floating rate notes (‘FRNs’), asset-backed securities (‘ABS’) (including mortgage-backed securities (‘MBS’)), Collateralised Loan Obligations (‘CLOs’), loans to banks, certain credit derivatives and off-balance sheet entities. The instruments held are unsecured but benefit from senior positions in the creditor cascade and, in the case of structured products, their rating reflects the over collateralisation inherent in the structure and the assets that underpin the cashflows and repayment schedules.

The Treasury Asset Portfolio is monitored for potential impairment through a detailed expected cashflow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired. Objective evidence of loss events includes significant financial difficulties of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).

•	Derivatives	Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of Central Counterparties. For more details, see “Markets -Credit Risk Mitigation” on page 110.

•	Legacy portfolios in run-off

Portfolio in run-off, which comprises assets inconsistent with Santander UK’s future strategy, collateral is regularly held through a charge over the underlying asset and in some circumstances in the form of cash. At 31 December 2012, Santander UK held £741m (2011: £744m) of cash collateral. There are also a small number of Private Finance Initiative (‘PFI’) transactions where collateral is held in the form of a charge over the underlying concession contract.

Santander UK obtains independent third party valuations on other fixed charge security such as aircraft or shipping assets. These valuations are undertaken in accordance with industry guidelines. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan balance outstanding (i.e. the LTV). This takes into account a range of factors including the future cashflow generation capability and the age of the assets as well as whether the loan in question continues to perform satisfactorily, whether or not the reduction in value is assessed to be temporary and whether other forms of recourse exist.

At 31 December 2012, of the aviation portfolio of £748m, £690m was asset-backed and £58m was receivables-backed. Of the asset-backed loans, 90% had a collateral value in excess of the loan value. Where a borrower gets into difficulty Santander UK would seek to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practical in order to minimise the loss to Santander UK but has not to date taken any planes into possession.

At 31 December 2012, of the shipping portfolio of £744m, £647m was asset-backed and £97m was backed cash or bank guaranteed. Of the asset-backed loans, 37% had a collateral value in excess of the loan value. Collateral is rarely taken into possession, (2012: £28m, 2011: £34m) and Santander UK seeks to ensure the disposal of any collateral, either consensually or via an insolvency process, as early as practical in order to minimise its loss.

The portfolio includes commercial mortgage lending where collateral is taken in the form of a charge over the property being mortgaged. A professional valuation of the real estate security is undertaken at the point of lending but no contractual right of revaluation exists. Revaluations are undertaken in the event that cases become distressed. Collateral is rarely taken into possession. Santander UK seeks to ensure the disposal of any collateral, either consensually or via an insolvency process, as early as practical in order to minimise its loss.

•	Social housing

The portfolio is secured on residential real estate owned and let by UK Housing Associations. This collateral is revalued at least every five years and the valuation is based on standard housing methodologies, which generally involve the properties’ continued use as social housing. If the valuation were based upon normal residential use the value would be considerably higher. To date, Santander UK has suffered no defaults or losses on this type of lending and has not had to take possession of any collateral.

The value of the collateral is in all cases in excess of the loan balance. Typically, the loan balance represents between 25% and 50% of the implied market value of collateral using Santander UK’s LGD methodology.

Santander UK plc 2012 Annual Report	113

Business and Financial Review

Risk Management Report continued

CORPORATE CENTRE – MONITORING AND RECOVERY MANAGEMENT

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the FEVE system (described in the section “Risk monitoring” in “Credit Risk Cycle” on page 77).

Cases subject to risk monitoring under the FEVE system or in Workouts by portfolio and assessment of risk at 31 December 2012 and 2011 were:

										Impairment loss allowances
2012	Portfolio £m	Enhanced Monitoring £m	Enhanced Monitoring %	Pro- active £m	Pro- active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Sovereign	33,023	—	—	—	—	—	—	—	—	—	—
Structured Products	1,573	188	12.0	—	—	—	—	—	—	—	—
Derivatives	1,569	—	—	—	—	—	—	—	—	—	—
Legacy portfolios in run-off	4,173	283	6.8	207	5.0	576	13.8	518	12.4	422	66
Social housing	9,612	632	6.6	—	—	—	—	—	—	—	—

Total	49,950	1,103	1.9	207	0.4	576	1.2	518	1.0	422	66

										Impairment loss allowances
2011	Portfolio £m	Enhanced Monitoring £m	Enhanced Monitoring %	Pro- active £m	Pro- active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Sovereign	25,720	—	—	—	—	—	—	—	—	—	—
Structured Products	1,750	244	13.9	—	—	—	—	—	—	—	—
Derivatives	1,721	—	—	—	—	—	—	—	—	—	—
Legacy portfolios in run-off	5,339	543	10.2	249	4.7	668	12.5	624	11.7	181	57
Social housing	9,941	212	2.1	—	—	—	—	—	—	—	—

Total	44,471	999	2.2	249	0.6	668	1.5	624	1.4	181	57

(1)	Includes committed facilities and swaps.

In 2012, total portfolio exposure as well as amount of the exposure in proactive management, workouts and NPLs all reduced during the year as the strategy to exit these exposures continued to be successfully implemented across a range of the portfolios. The value of cases in enhanced monitoring increased, although this was influenced by a few large value cases in the social housing book where the concerns were more around service standards and governance rather than financial matters and these are expected to return to the performing book in due course. Within the legacy portfolios, the level of provision was increased during the year to recognise that the residual assets have become more difficult to exit.

CORPORATE CENTRE – ARREARS

	2012 £m	2011 £m	2010 £m
Corporate Centre loans and advances to customers in arrears	490	579	450
Corporate Centre loans and advances to customers(1)	11,002	11,946	11,965
Corporate Centre loans and advances to customers in arrears as a % of Corporate Centre loans and advances to customers	4.45%	4.85%	3.76%

(1)	Includes social housing loans and finance leases.

Accrued interest is excluded for purposes of these analyses.

In 2012, loans and advances to customers in arrears decreased to £490m (2011: £579m) as Santander UK continued to execute the strategy of exiting these cases through sale of the debt or through sale of the collateral. Loans and advances to customers in arrears as a percentage of loans and advances to customers decreased to 4.46% (2011: 4.85%) as a result of the decrease in arrears described above.

114	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

FORBEARANCE – LOANS RESTRUCTURED/REFINANCED

Restructuring/refinancing allow a customer, by negotiation, to vary the terms of their contractual obligations for an agreed period (such as interest-only period or term extensions). Santander UK also aims to ensure that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, Santander UK or by a third party.

No restructuring/refinancing arrangements have been entered into with respect to sovereign, structured products, derivatives or social housing counterparties.

The accounts that entered restructuring/refinancing during the years ended 31 December 2012 and 2011 were:

2012	Total £m
Restructured/refinanced in NPL	4
Other restructured/refinanced	160

164

2011	Total £m
Restructured/refinanced in NPL	41
Other restructured/refinanced	48

89

The status of the cumulative number of accounts in restructuring/refinancing at 31 December 2012 and 2011 when they originally entered restructuring/refinancing, analysed by type of restructuring/refinancing applied, was:

Legacy Portfolios in run-off

	Restructured/refinanced in NPL		Other restructured/refinanced		Total		Impairment allowance
2012	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	436	550	436	551	71
In arrears	56	63	—	—	56	63	28

Total	56	63	436	550	492	614	99

	Restructured/refinanced in NPL		Other restructured/refinanced		Total		Impairment allowance
2011	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	298	349	298	349	72
In arrears	67	220	—	—	67	220	13

Total	67	220	298	349	365	569	85

The current status of accounts in restructuring/refinancing analysed by type of restructuring/refinancing applied, at 31 December 2012 and 2011 was:

Legacy Portfolios in run-off

	Restructured/refinanced in NPL		Other restructured/refinanced		Total		Impairment allowance
2012	No.	£m	No.	£m	No.	£m	£m
Performing	23	10	349	410	372	420	8
In arrears	33	53	87	140	120	194	91

Total	56	63	436	550	492	614	99

	Restructured/refinanced in NPL		Other restructured/refinanced		Total		Impairment allowance
2011	No.	£m	No.	£m	No.	£m	£m
Performing	36	23	290	307	326	330	3
In arrears	31	197	8	42	39	239	82

Total	67	220	298	349	365	569	85

Accounts that are in restructuring/refinancing continue to be closely monitored as described above, to ensure that the restructuring/refinancing arrangements are sustainable. At 31 December 2012, 76% (2011: 89%) of the accounts in restructuring/refinancing were performing in accordance with the revised terms agreed under Santander UK’s restructuring/refinancing arrangements. A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s restructuring/refinancing arrangements. The decrease reflected the impact of the current challenging market conditions which resulted in it taking longer for cases to return to performing status after a restructuring/refinancing.

Santander UK plc 2012 Annual Report	115

Business and Financial Review

Risk Management Report continued

CORPORATE CENTRE – NON-PERFORMING LOANS AND ADVANCES (1)

An analysis of Corporate Centre NPLs is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Corporate Centre NPLs that are impaired - UK	494	439	369	362	74
Corporate Centre NPLs that are not impaired - UK	—	140	117	115	—

Corporate Centre NPLs(2)	494	579	486	477	74

Corporate Centre loans and advances to customers(3)	11,002	11,946	11,965	12,392	13,080
Corporate Centre impairment loan loss allowances	488	239	265	250	278

	%	%	%	%	%
NPLs ratio	4.49	4.85	4.06	3.85	0.56
Coverage ratio	99	41	55	52	377

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed unlikely that the counterparty will be able to maintain payments.

(2)	All NPLs continue accruing interest.
(3)	Corporate Centre loans and advances to customers include social housing loans and finance leases.
(4)	Accrued interest is excluded for purposes of these analyses.

Movements in NPLs during the year are set out in the table below. Transfers ‘in’ represent loans which have fallen 90 days past due during the year or are judged to be unlikely to meet their obligations to Santander UK. Transfers ‘out’ represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the collateral repossessed and sold, and the loan written off.

	2012 £m	2011 £m
Non performing loans at 1 January	579	486
Transfers in to NPL	239	355
Transfers out of NPL:
- Loan repayments/redemptions	(177)	(148)
- Write-offs	(147)	(114)

Non performing loans at 31 December	494	579

2012 compared to 2011

At 31 December 2012, the NPLs ratio decreased to 4.49% (2011: 4.85%). This decrease reflected the continuing strategy to exit exposures where possible for this portfolio. This was in part through debt sales or realisation of collateral but also involved an increased level of write-offs in the year. The market remained very challenging especially for legacy development finance and shipping deals acquired with Alliance & Leicester which are still working through the book.

In 2012, coverage increased to 99% (2011: 41%) as a result of additional provisions made in the third quarter of the year, following a review and full reassessment of the assets held in the non-core corporate and legacy portfolios, reflecting increasing losses experienced in these portfolios.

2011 compared to 2010

At 31 December 2011, the NPLs ratio increased to 4.85% (2011: 4.06%). This increase reflected the fact that the market remained challenging especially for legacy development finance and shipping deals acquired with Alliance & Leicester. The shipping sector continued to experience stress with regards to the older vessels and tanker segments, where achieving sufficiently profitable re-employment on expiry of charters proved to be challenging and the limited number of buyers and the shortage of finance which impacted on potential recovery levels for distressed assets.

2010 compared to 2009

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

In 2012, interest income recognised on impaired loans amounted to £13m (2011: £7m, 2010: £8m).

CORPORATE CENTRE – RESTRUCTURED/REFINANCED LOANS

As previously described, loans may be restructured/refinanced. At 31 December 2012, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been restructured/refinanced was £10m (2011: £23m).

116	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

MARKET RISK

INTRODUCTION

Market risk is the risk of a variation to the capital, economic value or reported income resulting from changes in the variables of financial instruments including interest rate, inflation, equity, credit spread, property and foreign currency. Traded market risk is the risk of losses in on- and off-balance sheet positions arising from movements in market prices. Non-traded market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon.

This section sets out further detail on:

•	Traded market risk,

•	Non-traded market risk (which is classified as a structural risk and presented in the Structural Risks section).

MANAGEMENT’S APPROACH TO MARKET RISK

•

Santander UK actively manages and controls traded market risk within clearly defined parameters by limiting the impact of adverse market movements whilst seeking to enhance earnings. The organisational structure ensures a segregation of responsibilities between the functions responsible for market risk origination, risk management and control, and risk oversight.

•	A comprehensive set of Santander UK-wide policies, procedures and processes have been developed and implemented to identify, monitor and manage market risk.

•

All material risk exposures must be measured and subject to monitoring against limits and triggers for management action and/or escalation. Market risk limits are approved under Board-delegated authority, and within the market risk appetite.

Balance sheet allocation by market risk classification

Where appropriate, the Risk Framework applies to both traded and non-traded market risk. Santander UK’s assets and liabilities that are subject to market risk may be analysed between traded and non-traded market risk classification as follows:

		Market risk (measure)
	Balance sheet 31 December 2012 £m	Traded risk (VaR) £m	Non-traded Risk (Other measures) £m	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and balances at central banks	28,161	—	28,161	Interest rate
Trading assets	22,498	22,498	—	—
Derivatives	30,146	28,064	2,082	Equity, foreign exchange, interest rate
Financial assets designated to fair value	3,811	—	3,811	Interest rate
Loans and advances to banks	2,438	—	2,438	Foreign exchange, interest rate
Loans and advances to customers	191,907	—	191,907	Interest rate
Available-for-sale securities	5,483	—	5,483	Foreign exchange, interest rate
Loans and receivables securities	1,259	—	1,259	Equity, foreign exchange, interest rate
Macro hedge of interest rate risk	1,222	—	1,222	Interest rate
Retirement benefit assets	254	—	254	Equity, foreign exchange, interest rate, inflation

	287,179	50,562	236,617

Liabilities subject to market risk
Deposits by banks	9,935	—	9,935	Foreign exchange, interest rate
Deposits by customers	149,037	—	149,037	Interest rate
Derivatives	28,861	27,415	1,446	Equity, foreign exchange, interest rate
Trading liabilities	21,109	21,109	—	—
Financial liabilities designated at fair value	4,002	—	4,002	Interest rate
Debt securities in issue	59,621	—	59,621	Foreign exchange, interest rate
Subordinated liabilities	3,781	—	3,781	Foreign exchange, interest rate
Retirement benefit liabilities	305	—	305	Equity, foreign exchange, interest rate, inflation

	276,651	48,524	228,127

Santander UK plc 2012 Annual Report	117

Business and Financial Review

Risk Management Report continued

TRADED MARKET RISK

INTRODUCTION

Traded market risk arises in connection with financial services for customers and the buying, selling and positioning mainly in fixed income, equities, foreign exchange and property markets. This trading activity may lead to a potential decline in net income due to variations in market factors including interest rates, inflation rates, equity, exchange rates, credit spreads and bond prices, property and other instruments. The most significant risk exposures in traded market risk are sensitivities to moves in interest rates, interest rate basis and the equities market.

The key areas where traded market risk is generated, controlled and managed are:

•	Corporate Banking, and

•	Markets

Market risks arising from structured products, including exposure to changes in the levels of equity markets, are managed within Markets.

Risk measures

Value at Risk (‘VaR’)
•

One of the main tools to measure and control market risks is a statistical risk measure, VaR. VaR estimates the potential loss arising from unfavourable market moves and is calculated using a historical simulation method with two-years of daily price history, equally weighted. In accordance with the standard used throughout the Banco Santander group, the VaR calculation uses a one day time horizon and a 99% confidence level. This means that conditional on today’s positions, Santander UK would expect to incur losses exceeding the predicted VaR estimate one in every 100 trading days, or about two to three times a year.

•	VaR is calculated daily and includes all major risk exposures including interest rates and equities, and is subjected to governance, controls, regular reviews and internal assessments.

•

Among the benefits of VaR is that it incorporates the majority of the material market risk factors and provides a comprehensive and consistent risk measure across the various factors and trading books.

•

Limitations of VaR arise from the use of historical changes and the assumption that these historical changes are an indicator of the future distribution of potential market moves. VaR does not capture intra-day risk taking as it is based on positions as at close of business. Further, it does not indicate the potential loss beyond the 99th percentile. This risk is addressed by monitoring stress testing measures across the different business areas.

•

The main risk exposures are monitored against limits at different levels: aggregated Santander UK; business, asset class and individual desk levels. All limit breaches are reported and escalated in accordance with the Risk Framework.

•	Daily back-testing is performed of VaR against its market risk related revenue. This back-testing does address the limitation with the intra-day trading activity revenues.

•

Stressed VaR is an additional VaR measure calculated on a daily basis. The calculation methodology is approved by the FSA and uses a specific 250 day time window instead of the most recent two-year history.

Stress scenarios
•	Stress scenarios and reverse stress scenarios are important tools for Santander UK to increase transparency, and measure and control risk of losses in stressed markets.

•

Bespoke scenarios are considered to replicate past events but also to create plausible events of abnormal market conditions from changes in financial prices including interest rates, equity, exchange rates and credit spreads. Various degrees of severity are considered which, together with VaR, make it possible to obtain a more complete spectrum of the risk profile. Scenario shocks assuming different holding periods are used to illustrate stress exposures to various degrees of market liquidity.

•

Limits are used to manage Santander UK’s exposure and restrict the impact of stressed market conditions. Stress testing is also employed in cross-business risk management. The results of the stress calculations, trends and explanations based on current market risk positions are communicated to Santander UK’s senior management on a regular basis.

118	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Additional risk measures
•

Non-statistical risk measures as well as stress testing include sensitivities to variables used to value positions including credit spread sensitivities, interest rate basis point values and market values.

•	All quantitative models are subject to an extensive review and approval process and any uncertainty factors are addressed with fair value adjustments.

TRADED MARKET RISK – CORPORATE BANKING

For trading activities, market risk is incorporated under the VaR risk measure as well as complimentary sensitivity and stress testing metrics. The following table shows the VaR-based consolidated exposures for the major risk classes at 31 December 2012, 2011 and 2010, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. The main exposure is due to interest rate risks, e.g. the impact of absolute rate movements, and movements between interest rate bases.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual exposure at 31 December
Trading instruments	2012 £m	2011 £m	2010 £m
Interest rate risks	2.3	1.9	2.1
Equity risks	1.0	0.5	0.7
Spread risks	—	0.2	1.1

Correlation offsets(1)	(0.6)	(0.7)	(0.3)

Total correlated one-day VaR	2.6	2.0	3.1

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
Trading instruments	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Interest rate risks	2.3	1.9	2.1	3.8	2.6	4.4	1.7	1.4	0.9
Equity risks	1.0	0.5	0.7	1.4	0.7	0.7	0.6	0.2	0.7
Spread risks	0.2	0.6	1.1	0.8	0.9	1.6	—	0.2	0.6

Correlation offsets(1)	(0.9)	(0.6)	(0.9)	—	—	—	—	—	—

Total correlated one-day VaR	2.6	2.4	3.0	3.9	3.6	5.0	1.9	1.6	2.2

(1)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above tables.

Corporate Banking daily VaR (unaudited)

Movements in Total VaR and Interest Rates Risks during 2012 were driven by changing interest rate views taken by the desks.

Santander UK plc 2012 Annual Report	119

Business and Financial Review

Risk Management Report continued

TRADED MARKET RISK – MARKETS

Market risk-taking is performed only within the constraints of the Market Risk Framework. The majority of the exposure is due to interest rate and equity exposure. Interest rate exposure is generated through trading activities. The main equity exposures are generated by the creation and risk management of structured products by Markets for the personal financial services market. Spread exposure arises indirectly from trading activities within Markets.

The following table shows the VaR-based consolidated exposures for the major risk classes at 31 December 2012, 2011 and 2010, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure at 31 December
Trading instruments	2012 £m	2011 £m	2010 £m
Interest rate risks	3.3	1.6	2.0
Equity risks	4.4	5.3	1.1
Property risks	2.3	2.1	2.9
Spread risks	0.2	—	—
Other risks(1)	0.5	1.9	0.2

Correlation offsets(2)	(1.9)	(2.4)	(0.8)

Total correlated one-day VaR	8.7	8.5	5.5

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
Trading instruments	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Interest rate risks	3.0	2.3	2.4	5.2	3.8	5.2	1.7	1.2	1.2
Equity risks	5.0	2.6	1.2	8.0	6.9	1.8	3.5	0.6	0.7
Property risks	2.1	2.2	5.5	2.5	2.9	9.1	1.3	1.9	2.9
Spread risks	0.1	—	—	0.4	—	—	—	—	—
Other risks(1)	0.9	0.4	0.3	2.3	1.9	0.8	0.4	0.2	0.2

Correlation offsets(2)	(2.4)	(1.1)	(0.9)	—	—	—	—	—	—

Total correlated one-day VaR	8.8	6.4	8.5	12.9	10.0	14.6	6.9	3.9	4.8

(1)	Other risks include foreign exchange risk.
(2)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above tables.

Markets daily VaR (unaudited)

Movements in Total Risk and Equity Risks during 2012 were driven by changing trading volumes within the Equity Derivatives desk.

120	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

STRUCTURAL RISK

INTRODUCTION

Structural risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the product or portfolio. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon.

Through the internal transfer pricing mechanism, material structural risks arising from divisions are transferred from the originating business to FMIR in Corporate Centre where they are monitored, controlled and managed holistically in conjunction with exposures arising from the funding, liquidity or capital management activities of FMIR.

There are four key areas of structural risk within Santander UK, which are discussed in the sections that follow. These are:

•	Non-traded market risk;

•	Pensions risk;

•	Liquidity and funding risk; and

•	Capital risk.

NON-TRADED MARKET RISK

Non-traded market risk mainly arises through the provision of banking products and services to personal and corporate/business customers, as well as structural exposures arising in Santander UK’s balance sheet.

The most significant non-traded market risk on a gross basis is interest rate risk, which includes both yield curve and basis risks. Yield curve risk arises from the timing mismatch in the re-pricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Basis risk arises, to the extent that the underlying market rates impacting pricing within variable rate assets and liabilities are not precisely matched. This exposes the balance sheet to changes in the relationship between market rates, for example between LIBOR and Bank of England Base Rate.

Santander UK is also exposed to behavioural risks arising from features in retail products that give customers the right to alter the expected cash flows of a financial contract. For example prepayment risk where customers may prepay loans before their contractual maturity. Santander UK is also exposed to product launch risk, where the customers may not take the expected volume of new mortgages or other products.

There are three areas where non-traded market risk is permitted, controlled and managed:

•	Retail Banking;

•	Corporate Banking; and

•	Corporate Centre.

All non-traded market risks arising from Retail Banking and Corporate Banking are substantially transferred from the originating business to FMIR in Corporate Centre.

Risk measures

For non-traded market risk, Santander UK predominantly measures its market risk exposures with both Net Interest Margin (‘NIM’) and Economic Value of Equity (‘EVE’) analysis supplemented by the risk measures described in the Market Risk section.

NIM and EVE measures are commonly used throughout the financial services industry as measures for managing market risk across non-traded portfolios. The calculations for NIM and EVE sensitivities involve many assumptions, including expected customer behaviour (e.g. early repayment of loans) and how interest rates may evolve. The behavioural assumptions form a key part of the overall control framework and are updated and reviewed on an ongoing basis.

Santander UK plc 2012 Annual Report	121

Business and Financial Review

Risk Management Report continued

Net Interest Margin (‘NIM’) Sensitivity
•

NIM sensitivity is an income-based measure and is used to forecast the changes to the interest income and interest expense of Santander UK in different scenarios to provide a combined impact on margin over a specified time horizon, the most common being over an annual (i.e. 12 month) period.

•

Typically scenarios compare the impact of an immediate parallel shift to interest rates (both up and down) from a specific expected path of interest rates, usually determined by the market’s expectation of interest rates. This method is adopted to provide an illustration or index as to the level of interest rate risk.

•

NIM sensitivity analysis is also used to demonstrate the impact on income of contractual product features such as re-pricing and maturity dates and non-contractual features such as early product redemption.

Economic Value of Equity (‘EVE’) Sensitivity
•

EVE sensitivities forecast the difference between scenarios, in a manner similar to NIM sensitivities but over the entire life of instruments currently within the balance sheet. Typically, scenarios compare the impact of an immediate parallel shift to interest rates (both up and down) from the market expected interest rates to give an illustration or index as to the level of interest rate risk.

•

EVE sensitivity analysis is also used to demonstrate the whole life, or value impact of contractual product features such as re-pricing and maturity dates and non-contractual features such as early product redemption.

NON-TRADED MARKET RISK – RETAIL BANKING

Non-traded market risks are originated in Retail Banking only as a by-product of writing customer business and are transferred from the originating business to FMIR in Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity; in a similar manner loans are funded through matching borrowings. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Markets. Only short-term mismatches due to forecasting variances in prepayment and launch risk exposures are retained within Retail Banking. As these behavioural risks are influenced by internal marketing and pricing activity, they are managed by the Head of Products and Marketing.

NON-TRADED MARKET RISK – CORPORATE BANKING

Non-traded market risks originated in Corporate Banking are transferred from the originating business to FMIR in Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity; in a similar manner loans are funded through matching borrowings. Any permitted retained market risk exposure is minimal, and is monitored against limits approved through the Market Risk Framework.

NON-TRADED MARKET RISK – CORPORATE CENTRE

As a consequence of the transfer processes described above, all material non-trading market risk exposures are substantially transferred to and reside within Corporate Centre. Non-traded market risk is managed in line with the Risk Framework. The exposures at 31 December 2012 and 2011 are outlined below.

Analysis of non-traded market risk exposures

NIM and EVE measures are two of the key measures used by Santander UK that illustrate its exposure to yield curve risk. The following table reflects how the base case valuations would be affected by a 100 basis point parallel shift applied instantaneously to the yield curve. For comparison purposes these measures are shown at 31 December 2012, 2011 and 2010:

	2012 £m	2011 £m	2010 £m
Net Interest Margin sensitivity to +100 basis points shift in yield curve	343	225	309
Economic Value of Equity sensitivity to +100 basis points shift in yield curve	405	387	410

The change in the sensitivities between 2011 and 2012 was largely attributable to the run off of the hedging strategy implemented during 2011 to lessen the impact of margin compression. Due to the protracted period of historically low interest rates, Santander UK remains exposed to a degree of margin compression. It is attributable to the combination of the historically low level of central bank base rates and to reduced earnings from the assets funded by Santander UK’s non-dated liabilities.

122	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

PENSION RISK

INTRODUCTION

Pension risk is the risk to a company caused by its contractual or other liabilities to or with respect to a pension scheme (whether established for its employees or those of a related company or otherwise). It also refers to the risk that a company will make payments or other contributions to or with respect to a pension scheme because of a moral obligation or because the company considers that it needs to do so for some other reason. Pension risk arises from the defined benefit schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. This introduces volatility into the accounting position and the funding level of the schemes, which in turn may require additional contributions to be made to the schemes by Santander UK.

Key risk factors that affect pension risk include long term interest rates, inflation expectations, salary growth, longevity of the scheme members, investment performance as well as changes in the regulatory environment.

MANAGEMENT’S APPROACH TO PENSION RISK
•

Within the wider Risk Framework, Santander UK has articulated a risk appetite for pensions. Pension risk is monitored on a monthly basis by the Chief Risk Management Officer and reported against the appetite on a regular basis to the Risk Management Committee, Executive Risk Committee, Operational Pensions Committee and the Strategic Pensions Committee. The Strategic Pensions Committee and Operational Pensions Committee are established to help the Chief Executive Officer and Chief Financial Officer respectively to discharge their primary executive responsibility and delegated responsibility for pensions.

•

Reporting takes the form of a number of different risk metrics, including forward-looking and historic stress test scenarios, risk factor sensitivities and a stochastic VaR measure. In line with market practice the primary VaR measurement is carried out at 95% confidence interval over a one-year time horizon, calibrated to 10 years of historic data.

•

The assets of the defined benefit pension scheme are held separately from the assets of Santander UK. The trustees of the pension scheme have the ultimate responsibility for the investment strategy of the scheme’s assets and maintain a Statement of Investment Principles that is agreed with Santander UK.

Responsibility for investment and hedging decisions within the scheme has been delegated to a common investment fund company by the pension scheme trustees. The common investment fund company has two independent trustee directors, one member-nominated trustee and four directors selected by Santander UK. This common investment fund trustee board meets on a monthly basis and is the primary forum for Santander UK and the trustees to propose, discuss, analyse and agree investment and risk management strategies within the pension scheme, taking into account amongst other things the Statement of Investment Principles, the key risk factors and the risk appetite mentioned. In these discussions, Santander UK group’s views from the Operational Pensions Committee and Strategic Pensions Committee are represented principally by the Director of Pensions.

Further information on Santander UK’s pension obligations, including the current asset allocation and sensitivity to key risk factors can be found in ‘Critical Accounting Policies’ in Note 1 and in Note 37 to the Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	123

Business and Financial Review

Risk Management Report continued

LIQUIDITY AND FUNDING RISK

INTRODUCTION

Santander UK views the essential elements of liquidity and funding risk management as managing potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diverse range of sources. The Board targets a funding strategy that avoids excessive reliance on wholesale funding and attracts enduring commercial deposits by understanding the behavioural aspects of customer deposits under different scenarios, appropriately reflecting product features and types of customers. The funding strategy aims to provide effective diversification in the sources and tenor of funding as well as establishing the capacity to raise additional unplanned funding from those sources quickly. An excessive concentration in either liquid assets or contractual liabilities also contributes to potential liquidity risk, and so limits on these have been defined under the Liquidity Risk Framework.

Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this in reliance on the strength of its balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries) to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries).

Whilst Santander UK manages its funding and maintains adequate liquidity on a stand-alone basis, Santander UK co-ordinates issuance plans with the Banco Santander group where appropriate. In addition to Santander UK’s liquidity risk being consolidated and centrally controlled, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises.

Liquidity and funding risks are identified and encompassed within Santander UK’s Risk Framework and subject to Santander UK’s three-tier risk governance framework. The Board delegates day-to-day responsibility for liquidity risk to the Chief Executive Officer. The Chief Executive Officer has in turn delegated the responsibilities for liquidity and funding risk management to the Chief Financial Officer (who in turn delegates to the Finance Director), and for risk oversight to the Chief Risk Officer.

Adherence to Santander UK’s liquidity and funding risk appetite is monitored on a daily, weekly and monthly basis through different committees and levels of management including the Strategic Risk and Financial Management Committee and the Risk Management Committee, and the Board Risk Committee. The Strategic Risk and Financial Management Committee is responsible for overseeing the management of Santander UK’s balance sheet in accordance with the Board-approved funding plan and for ensuring that the adequacy of liquidity and appropriateness of funding are consistent with risk appetite. This includes consideration of relevant macro-economic factors and conditions in the financial markets.

DEFINITIONS

LIQUIDITY RISK
•

Liquidity risk is the risk that Santander UK, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. Liquidity risks arise throughout Santander UK. Santander UK’s primary business activity is commercial banking and, as such, it engages in maturity transformation, whereby callable and short-term commercial deposits (including retail and corporate) are invested in longer-term customer loans.

FUNDING RISK
•

Funding risk is the risk that Santander UK does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for Santander UK and its depositors. Risks arising from the encumbrance of assets are also included within this definition.

LIQUIDITY RISK

Santander UK’s key ongoing liquidity risks are:

KEY LIQUIDITY RISK		DEFINITION
•	Retail funding risk	Risk of loss of retail deposits.

•	Corporate funding risk	Risk of loss of corporate deposits.

•	Wholesale secured and unsecured funding risk	Risk of wholesale unsecured and secured deposits failing to roll over.

•	Derivatives and contingent liquidity risks	Risk of ratings downgrades that could trigger events leading to increased outflows of financial resources, for example, to cover additional margin or collateral requirements.

124	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

LIQUIDITY RISK APPETITE

The Board’s risk objective is to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long-term viability of Santander UK. While recognising that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios, the Board requires Santander UK to hold sufficient liquidity to cover stress situations as set out in the stress testing section below. The requirements arising from the FSA’s regulatory liquidity regime are reflected in the Board’s Liquidity Risk Appetite.

•

The liquidity risk appetite has been recommended by the Chief Executive Officer and approved by the Board, under advice from the Board Risk Committee. The liquidity risk appetite, within the context of the overall Risk Appetite, is reviewed and approved by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological or business change). This is designed to ensure that the liquidity risk appetite will continue to be consistent with Santander UK’s current and planned business activities.

•

The Chief Executive Officer, under advice from the Board Risk Committee, approves more detailed allocation of liquidity risk limits. The Chief Risk Officer, supported by the Risk Division (including the Deputy Chief Risk Officer, Chief Risk Management Officer, and the Director of Liquidity and Banking Market Risk), is responsible for monitoring the ongoing compliance with the liquidity risk appetite.

MANAGEMENT’S APPROACH TO LIQUIDITY RISK
•	Liquidity risk is managed under a comprehensive and prudent liquidity risk management framework.

•

The primary objective of the framework is to ensure that Santander UK is liquidity risk resilient by holding sufficient financial resources to withstand a series of stresses as well as complying with internal Liquidity Risk Appetite (‘LRA’) and regulatory requirements.

•	Liquidity management is the responsibility of the Chief Financial Officer, who delegates day-to-day responsibility to the Finance Director.

•	Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the CRMO and the Risk Division.

LIQUIDITY RISK MANAGEMENT

The key element of Santander UK’s liquidity risk management is focused on holding sufficient liquidity to withstand a series of stress tests. Within the framework of prudent funding and liquidity management, Santander UK manages its activities to minimise liquidity risk, differentiating between short-term and strategic activities.

Short-term, tactical liquidity management
•	Liquid assets

A portfolio of liquid assets is held to cover unexpected demands on cash in extreme but plausible stress scenarios. In Santander UK’s case, the most significant stress events include large and unexpected deposit withdrawals by retail customers and a loss of unsecured wholesale funding.

•	Funding profile	Metrics to help control the level of outflow within different maturity buckets.

•	Intra-day collateral management	To ensure that adequate collateral is available to support payments in each payment or settlement system in which Santander UK participates, as they fall due.

Strategic funding management
•	Structural balance sheet shape

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

•	Wholesale funding capacity	To maintain and promote counterparty relationships, monitor line availability and ensure funding capacity is maintained through ongoing use of lines and markets.

Santander UK plc 2012 Annual Report	125

Business and Financial Review

Risk Management Report continued

Collateral calls on derivatives positions can pose a significant liquidity risk. Collateral calls may arise at times of market stress and when asset liquidity may be tightening. The timing of the cash flows on a derivative hedging an asset may be different to the timing of the cash flows of the asset being hedged, even if they are similar in all other respects. Collateral calls may be triggered by a credit downgrading. Santander UK manages these risks by including collateral calls in stress tests on liquidity, and by maintaining a portfolio of assets held for managing liquidity risk.

Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by the Risk Division and reported monthly to ALCO, SRFM, Risk Management Committee and the Board.

Operational management of liquidity risk

Santander UK maintains, as part of its overall liquidity and funding risk management framework, strong operational and management governance that seeks to make the Santander UK strategy as resilient as possible to potential liquidity stresses by structuring the balance sheet in a prudent and sensible way. The Board’s Liquidity Risk Appetite defines the balance sheet principles that operational management is tasked to deliver:

•	Implementation of a funding structure that is consistent with the composition of Santander UK’s assets.

•	Well balanced growth of assets and liabilities.

•	Implementation of a funding strategy that:

•	Avoids excessive reliance on short-term wholesale funding and attracts sustainable commercial deposits, and

•	Provides effective diversification in the sources, products and tenor of funding.

•	Maintenance of an appropriate mix of ‘sticky’ and ‘non-sticky’ commercial deposit balances.

•	Use of short-term funding to manage short-term fluctuations in funding and the funding of short-term wholesale assets.

•	Use of Term funding to provide diversification of stable funding as well as an aid to help manage the liquidity structure of the balance sheet.

The Chief Financial Officer has delegated responsibility for day-to-day management of liquidity risk to the Finance Director who in turn delegates to the Director, ALM; the Director, Funding; and the Head of Short Term Funding. These management processes are reviewed and challenged by the independent Risk function and overseen by the Asset and Liabilities Committee (‘ALCO’), Strategic Risk and Financial Management Committee (‘SRFM’) and Risk Management Committee.

The Director, ALM is responsible for strategic liquidity management including:

•	The externalisation of liquidity risks from the business into the Term Funding and Short Term Funding desks where it is operationally managed,

•	The internal liquidity transfer pricing that ensures the costs of liquidity are accurately reflected at business line and product level,

•

The production of the three year funding plan in line with strategic goals and taking account of the economic and market environment; this process incorporates the implementation where necessary of liquidity or funding risk actions arising from the tracking and delivery of the plan,

•	Forward liquidity gap analysis to ensure that future potential funding or liquidity risks are managed pro-actively,

•	The formulation and proposal of the Liquidity Risk Appetite to executive management and the Board,

•	The design and maintenance of the Liquidity Recovery Framework that incorporates contingent actions that can be implemented to offset the potential impacts of a liquidity stress event; and

•

Detailed balance sheet analysis with contributions from the business areas supports the projection of daily stressed liquidity outflows for the purposes of the stress testing of risks. These stress outflow assumptions are subject to ongoing assessment and revision in line with market and economic developments.

The Director, Funding covers all aspects of short and term funding in both secured and unsecured markets, delivering Santander UK’s strategic funding requirements in line with its detailed funding plan and risk appetite principles. The Director, Funding ensures that Santander UK has active involvement in a range of wholesale funding markets ensuring that sources of funding can be maximised and so a conservative level of diversification of the balance sheet across product and appropriate maturity profile maintained.

The Head of Short Term Funding is in charge of operational liquidity. This encompasses collateral management, the efficient maintenance of a portfolio of liquid assets to counter potential liquidity stress; the maintenance of Bank of England and US Federal Reserve accounts; and efficient operational intra-day liquidity management.

126	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

STRESS TESTING

In addition to regulatory requirements, Santander UK runs stress tests on a frequent basis to ensure it is holding sufficient financial resources. These stress tests consist of:

ACTIVITY		DESCRIPTION
•	Santander UK Liquidity Risk Appetite stress	A comprehensive stress test considering all risk drivers applicable to Santander UK during an idiosyncratic shock experienced during a protracted market-wide stress.

•	Funding plan review

A thorough review and identification of vulnerabilities in Santander UK’s strategic funding plan aimed at assessing the sensitivity of Santander UK’s structural funding position to the different growth assumptions applied to each funding source and the impact of undershooting the targets set.

•	Overseas operations stress	Stress tests examining the impact of liquidity stresses originating from Santander UK’s overseas entities or operations, in particular the effects on the rest of Santander UK.

•	Acute and protracted retail stress

Stress tests designed to examine the impact of short-term acute as well as longer-term protracted idiosyncratic retail stress, where there are retail deposit outflows of varying severity over different time periods.

•	Wholesale stress	A stress test that considers the wholesale and corporate risk drivers as they related to Santander UK during an idiosyncratic stress that results in a protracted leakage of deposits.

•	Santander UK credit ratings downgrade

Santander UK assesses the impact on it of a downgrade of its credit ratings, including the effects on its collateral requirements and liquidity position, on both a standalone basis and as part of its suite of other stress tests that it runs.

•	Eurozone stress

Given the continuing uncertainty in the eurozone, Santander UK also stress tests a more extreme scenario where eurozone contagion or collapse results in significant retail, corporate and wholesale deposit outflows, combined with a reduction in the management actions available.

These stress tests are supplemented with sensitivity analysis for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal liquidity risk appetite and regulatory liquidity metrics.

Santander UK plc 2012 Annual Report	127

Business and Financial Review

Risk Management Report continued

LIQUID ASSETS

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to mitigate liquidity risk. The size and composition of this portfolio is determined both by internal stress tests as well as the FSA’s liquidity regime.

The table below shows the carrying value and liquidity value of liquid assets held by Santander UK at 31 December 2012 and 2011 and the weighted average carrying value during the year:

	Carrying value		Liquidity value		Weighted average carrying value during the year
	2012	2011	2012	2011	2012	2011
	£bn	£bn	£bn	£bn	£bn	£bn
Cash at central banks	28	25	28	25	28	25
Government bonds	9	3	9	3	7	11

Core liquid assets (FSA eligible)	37	28	37	28	35	36
High quality bonds	2	2	2	1	2	2
Other liquid assets:
- Whole loans and own debt securities(1)(2)	36	24	21	15	25	25
- Other securities	1	2	—	—	2	2

Total liquid assets	76	56	60	44	64	65

(1)	Whole loans are loans acceptable on an unsecuritised basis to the Bank of England as collateral for its various funding arrangements.
(2)	Includes own debt securities (i.e. retained issuances) held by Santander UK of £1bn at 31 December 2012 (2011: £24bn).

The classification of the assets in the liquid asset portfolio in the Consolidated Balance Sheet, or their treatment as off-balance sheet at 31 December 2012 was as follows:

		On balance sheet				Off balance sheet
	Total liquid assets 2012	Cash	Loans and advances to customers	Available- for-sale securities	Loans and receivables securities	Collateral for reverse repos	Retained issuances of own debt securities
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash at central banks	28	28	—	—	—	—	—
Government bonds	9	—	—	5	—	4	—

Core liquid assets (FSA eligible)	37	28	—	5	—	4	—
High quality bonds	2	—	—	1	1	—	—
Other liquid assets:
- Whole loans and own debt securities	36	—	35	—	—	—	1
- Other securities	1	—	—	—	1	—	—

Total liquid assets	76	28	35	6	2	4	1

The following tables set forth liquid assets by the geographic location of the issuer or counterparty at 31 December 2012 and 31 December 2011:

	31 December 2012 £bn	31 December 2011 £bn
Core liquid assets (FSA eligible):
Cash at central banks:
- UK	28	18
- US	—	7

	28	25
Government bonds:
- UK	4	2
- US	3	—
- Japan	1	—
- Germany	1	—
- Other countries, each less than £1bn(1)	—	1

	9	3

Total core liquid assets (FSA eligible)	37	28

High quality(2) corporate bonds and asset-backed securities:
- UK	1	1
- US	1	1

	2	2
Other liquid assets:
- UK - Whole loans and own debt securities	36	24
- UK - Other debt securities, bonds, and equities included in major indices	1	1
- US - Debt securities and bonds	—	1

	37	26

Total liquid assets	76	56

(1)	Consists of US, Switzerland, France and Denmark.
(2)	A- rated or above.

128	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Core liquid assets are convertible into cash on demand. High quality bonds are convertible into cash through normal market channels. Whole loans and own debt securities are convertible into cash via discount at central banks, a process that, while it varies by asset class, typically takes four weeks. A significant proportion of these whole loans and own debt securities have been pre-positioned for discount at central banks and are therefore almost immediately convertible into cash.

The UK FSA’s liquidity regulatory regime requires the actual liquidity of assets classified as core liquid assets to be demonstrated through evidence of the actual ability to convert the assets into cash, rather than by restricting the permissible maximum contractual maturity of such assets. Santander UK periodically tests the liquidity of the core liquid assets portfolio, in accordance with the FSA requirement to realise a proportion of these assets through repo or outright sale to the market. In accordance with the FSA’s regulations, Santander UK ensures that the cumulative effect of its periodic realisation over any twelve month period is that a significant proportion of the assets in its core liquid assets portfolio is realised.

Santander UK also maintains a written policy setting out its approach to the periodic realisation of its assets, and ensures that it periodically tests its operational ability to raise funds, through the use of central bank liquidity facilities to which Santander UK has access, by using a proportion of those of its assets not in its liquid asset portfolio.

In deciding on the precise composition of its liquid asset portfolio, Santander UK ensures that it tailors the contents of the portfolio to the needs of its business and the liquidity risk that it potentially faces. In particular, Santander UK ensures that it holds assets in its liquid asset portfolio which can be realised with the speed necessary to meet its liabilities as they fall due.

Core liquid assets consist of assets that meet the definition of liquid assets for purposes of the FSA’s liquidity regime, as set out in the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms, known as BIPRU. Such assets comprise cash at central banks and government bonds, but only the central government or central bank of a highly-rated European Economic Area state, Canada, Australia, Japan, Switzerland or the United States of America, subject to minimum credit ratings.

Liquidity developments in 2012

2012 represented another very challenging year for UK banks in terms of funding and liquidity risk management. Continued concerns about the eurozone kept risk premiums on the sovereign debt of many European countries in the first half of 2012 at the highest levels since the euro’s creation. This market disruption was felt by Santander UK both in terms of market-wide elevated wholesale, unsecured medium-term and secured medium-term funding rates and, as with other UK banks in terms of credit rating downgrades. However, the second half of 2012 saw a gradual but significant reduction in funding rates, an easing of recent market liquidity constraints and a general improvement in market confidence.

Throughout 2012, Santander UK continued to strengthen its liquidity position despite the impact of the eurozone crisis. During 2012, Santander UK:

•	Reduced reliance on specific short term and wholesale funds. During 2012 Santander UK has reduced the level of short term, less stable, corporate deposits in its funding mix by 24%.

•	Increased the level of medium funding in the funding mix by from 21.3% to 22.6%.

•

Developed and expanded Santander UK’s liquidity management capabilities through a revision of its risk management framework, imposition of a revised liquidity risk appetite with associated limits and controls, and the imposition of new policy covering such risks as balance sheet encumbrance.

•

Developed and tested an extensive rapid response framework of which Recovery and Resolution Plans form a part. The rapid response framework is designed to ensure that executive management and the Board are able to react to any unforeseen liquidity stresses and that there are effective mechanisms of communication and response to such a stress. As part of this process a series of specific management actions that could be leveraged in the event of a stress event are maintained in an ongoing basis.

•	Maintained a conservative portfolio of liquid assets that can be utilised to counter the potential impact of a liquidity stress on Santander UK balance sheet.

•

Increased total liquid assets to £76bn (2011: £56bn). The increase of core liquid assets was driven primarily by a reduction in the customer funding gap (customer liabilities less customer assets) as a result of deleveraging and increased debt issuance. Whole loans and own debt securities increased with the availability of “whole loans” pre-positioned at central banks pursuant to the Bank of England’s decision to accept loans on an unsecuritised basis (i.e. whole loans) as collateral for its various funding arrangements such as the Funding for Lending Scheme, the Extended Collateral Term Repo Facility and the Discount Window Facility. It was more efficient for Santander UK to use whole loans rather than securitisations as Santander UK is required to include the effect of a downgrade on its securitisation structures for the purposes of calculating liquidity requirements, which is not the case with whole loans.

Santander UK plc 2012 Annual Report	129

Business and Financial Review

Risk Management Report continued

FUNDING RISK

Santander UK’s primary sources of funding include:

•	Customer deposits;

•	Secured and unsecured money-market funding (including unsecured cash, repo, certificates of deposit and commercial paper issuance);

•	Senior debt issuance (including discrete bond issues and medium term notes);

•	Asset-backed funding (including securitisation and covered bond issuance); and

•	Subordinated debt and capital issuance (although the primary purpose is not funding).

Retail Banking and Corporate Banking funding primarily comprises deposits by customers.

MANAGEMENT’S APPROACH TO FUNDING RISK
•	Funding risk is managed by the Finance Director, who is responsible for the production of strategic and tactical funding plans as part of Santander UK’s planning process.

•	Funding plans are approved by the Board and the SRFM Committee and are controlled on a day-to-day basis by the Finance Director and within the framework of the Liquidity Risk Manual.

•	The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers.

FUNDING STRATEGY

Santander UK’s funding strategy continues to be based upon the maintenance of a conservatively structured balance sheet avoiding over-reliance on wholesale and short term funds whilst ensuring that sources of funding are not overly concentrated. Santander UK also maintains checks and controls to ensure that sources of secured funding are leveraged whilst managing and limiting the level of asset encumbrance that results from this.

The quality of retail, commercial and wholesale deposits continues to be enhanced with Santander UK focused on increasing the average maturity of deposits whilst de-emphasising transient balances. Across all customer segments, Santander UK looks to deepen customer relationships and so lengthen the contractual and behavioural profile of the liability base. In the retail bank this is complemented by the successful introduction of such market leading products as the 1|2|3 Current Account.

Throughout 2012, in response to the uncertainty surrounding the eurozone and associated market challenges, Santander UK held a high level of liquid assets to mitigate the short term impacts of any potential stress event. Santander UK seeks to hold adequate liquid resources at all times, to manage these efficiently and, as far as possible, not to impede the ability of the business to extend credit to the customer base.

130	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

FUNDING RISK MANAGEMENT

Operational management of funding risk

Santander UK maintains, as part of its overall liquidity and funding risk management framework, strong operational and management governance that seeks to make Santander UK’s strategy as resilient as possible to potential funding stresses by structuring the balance sheet in a prudent and sensible way. The framework applies to all aspects of both funding and liquidity risk to ensure that the two are managed in a consistent and complimentary way - in line with the Board’s Liquidity Risk Appetite. As with liquidity risk, operational management is tasked to deliver Santander UK’s strategy in line with the following principles that define the desired conservative balance sheet structure:

•	Implementation of a funding structure that is consistent with the composition of assets.

•	Well balanced growth of assets and liabilities.

•	Implementation of a funding strategy that:

•	Avoids excessive reliance on short-term wholesale funding and attracts sustainable commercial deposits, and

•	Provides effective diversification in the sources, products and tenor of funding.

•	Maintenance of an appropriate mix of ‘sticky’ and ‘non-sticky’ retail deposit balances.

•	Use of short-term funding to manage short-term fluctuations in funding and the funding of short-term wholesale assets, and

•	Use of long-term funding to provide diversification of stable funding as well as an aid to help manage the liquidity structure of the balance sheet.

Within Santander UK, the same operational management structure that manages funding risks is responsible for liquidity risk management because of the very close affinity of the two areas. The Chief Financial Officer has delegated responsibility for day-to-day management of Funding Risk to the Finance Director who in turn delegates to the Director, ALM, and the Director, Funding. These management processes are reviewed and challenged by the independent risk function and overseen by the ALCO, SRFM and Risk Management Committee.

The Director, Funding and the Head of Short Term Funding together cover all aspects of short and term funding in both secured and unsecured markets, delivering Santander UK’s strategic funding requirements in line with its detailed funding plan and risk appetite principles. The Director, Funding ensures that Santander UK has active involvement in a range of wholesale funding markets ensuring that sources of funding can be maximised and so a conservative level of diversification of the balance sheet across product and average maturity maintained.

The Director, ALM is responsible for strategic liquidity management and funding risk analysis and carries out this responsibility through:

•	The externalisation of funding risk from the business into the Term Funding and Short Term Funding desks where it is operationally managed.

•	the internal funding transfer pricing that ensures the costs of funding are accurately reflected at business line and product level;

•

The production of the three year funding plan in line with strategic goals and taking account of the economic and market environment; this process incorporates the implementation where necessary of liquidity or funding risk actions arising from the tracking and delivery of the plan;

•	Forward liquidity gap analysis to ensure that future potential funding or liquidity risks are managed pro-actively;

•	The formulation and proposal of the Liquidity Risk Appetite to executive management and the Board;

•

The design and maintenance of the Liquidity Recovery Framework that incorporates contingent actions to raise funds quickly and that can be implemented to offset the potential funding impacts of a liquidity stress event; and

•

Detailed balance sheet analysis with contributions from the business areas supports the projection of daily stressed liquidity outflows for the purposes of the stress testing of risks. These stress outflow assumptions are subject to ongoing assessment and revision in line with market and economic developments and provide control in terms of the minimum level of liquid assets that Santander UK desires to maintain at all times.

The Head of Short Term Funding is in charge of operational liquidity. This encompasses collateral management, the maintenance of a portfolio of liquid assets to counter potential liquidity stress; the maintenance of Bank of England and US Federal Reserve accounts; and the efficient operation of intra-day liquidity management.

Santander UK plc 2012 Annual Report	131

Business and Financial Review

Risk Management Report continued

Financial adaptability

Santander UK also considers its ability to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. In determining its financial adaptability, Santander UK has considered its ability to:

ACTION	DESCRIPTION
• Obtain new sources of finance

Santander UK minimises refinancing risk by sourcing funds from a variety of markets as appropriate and subject to consideration of the appropriate leverage ratio and funding mix for Santander UK, and in particular customer deposit levels and medium-term funding. Santander UK actively manages its relationships with existing providers of funding and considers new sources of funds as and when they arise.

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

In addition to day-to-day funding sources, Santander UK has access to contingent sources from central banks, including the Bank of England, the US Federal Reserve and the Swiss National Bank. Santander UK ensures that it has access to these contingent facilities as part of its prudent liquidity risk management. Santander UK minimises reliance on any one market by maintaining a diverse funding base, and avoiding concentrations by maturity, currency and institutional type.

• Obtain financial support from other Banco Santander group companies

For capital, funding and liquidity purposes, Santander UK operates on a stand-alone basis. However, in case of stress conditions, it would consult with its ultimate parent company, Banco Santander, S.A. about financial support.

• Continue business by making limited reductions in operations or using alternative resources

Santander UK maintains, within its Recovery and Resolution Plan, contingency funding plans to cover potential extreme scenarios. This includes the maintenance of specific management actions that can be executed in the event of a stress to rapidly raise funds. These actions are updated on a monthly basis.

WHOLESALE FUNDING

The tables below show Santander UK’s primary wholesale funding sources excluding short-term repurchase agreements.

2012	On demand £bn	Within 1 month £bn	Over 1m but not more than 3m £bn	Over 3m but not more than 1 year £bn	Sub total less than 1 year £bn	Over 1 year but not more than 3 years £bn	Over 3 years but not more than 5 years £bn	Over 5 years £bn	Total £bn
Deposits by banks	—	0.5	0.7	0.6	1.8	1.7	3.7	0.2	7.4
Deposits by customers	—	—	—	—	—	0.4	—	0.6	1.0
Debt securities in issue:
- securitisations	—	0.4	—	0.2	0.6	—	—	22.8	23.4
- covered bonds	—	—	1.4	1.6	3.0	4.6	4.6	9.9	22.1
- other debt securities	—	4.7	1.0	2.5	8.2	4.9	1.0	—	14.1

	—	5.6	3.1	4.9	13.6	11.6	9.3	33.5	68.0

Financial liabilities at fair value	—	0.7	0.3	0.6	1.6	1.0	0.6	0.8	4.0
Trading liabilities	0.1	0.5	0.1	0.3	1.0	—	0.1	—	1.1
Subordinated liabilities	—	—	—	—	—	—	—	3.8	3.8

Total wholesale funding	0.1	6.8	3.5	5.8	16.2	12.6	10.0	38.1	76.9

2011	On demand £bn	Within 1 month £bn	Over 1m but not more than 3m £bn	Over 3m but not more than 1 year £bn	Sub total less than 1 year £bn	Over 1 year but not more than 3 years £bn	Over 3 years but not more than 5 years £bn	Over 5 Years £bn	Total £bn
Deposits by banks	—	—	0.5	—	0.5	2.9	3.2	—	6.6
Debt securities in issue:
- securitisations	—	0.4	—	0.9	1.3	—	—	21.0	22.3
- covered bonds	—	0.5	0.1	2.0	2.6	5.8	1.2	7.0	16.6
- other debt securities	—	2.7	1.8	1.9	6.4	3.7	1.3	0.4	11.8

	—	3.6	2.4	4.8	10.8	12.4	5.7	28.4	57.3

Financial liabilities at fair value	—	1.2	—	1.3	2.5	2.3	1.3	0.7	6.8
Trading liabilities	0.1	4.0	0.3	0.1	4.5	0.1	—	—	4.6
Subordinated liabilities	—	—	—	—	—	—	—	5.9	5.9

Total wholesale funding	0.1	8.8	2.7	6.2	17.8	14.8	7.0	35.0	74.6

132	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Reconciliation of wholesale funding to the balance sheet

2012	Funding analysis £bn	Repos £bn	Other £bn		Balance sheet £bn
Deposits by banks	7.4	0.1	2.4	(1)	9.9
Deposits by customers(2)	1.0	—	—		1.0
Debt securities in issue:
- securitisations	23.4	—	—		23.4
- covered bonds	22.1	—	—		22.1
- other debt securities	14.1	—	0.1		14.2

	68.0	0.1	2.5		70.6

Financial liabilities at fair value	4.0	—	—		4.0
Trading liabilities	1.1	11.7	8.3	(3)	21.1
Subordinated liabilities	3.8	—	—		3.8

Total wholesale funding	76.9	11.8	10.8		99.5

2011	Funding analysis £bn	Repos £bn	Other(1) £bn		Balance sheet £bn
Deposits by banks	6.6	1.5	3.5		11.6
Debt securities in issue:
- securitisations	22.3	—	—		22.3
- covered bonds	16.6	—	—		16.6
- other debt securities	11.8	—	2.0		13.8

	57.3	1.5	5.5		64.3

Financial liabilities at fair value	6.8	—	—		6.8
Trading liabilities	4.6	15.6	5.6		25.7
Subordinated liabilities	5.9	—	0.6		6.5

Total wholesale funding	74.6	17.1	11.7		103.4

(1)	Principally consists of items in the course of transmission and other deposits. See Note 29 to the Consolidated Financial Statements.
(2)	Included in the balance sheet total of £149,037m (2011: £148,340m).
(3)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 31 to the Consolidated Financial Statements.

Funding developments in 2012

The challenging year that UK banks experienced in 2012 in terms of liquidity risk management is equally true of funding risk. Throughout 2011 and the first half of 2012 wholesale unsecured medium term and secured medium term funding rates were elevated whilst investor confidence and risk appetite was significantly impacted.

Despite the difficult market and economic environment, in terms of medium term secured funding issuance, appetite of Santander UK’s investor base for both secured notes and covered bonds has been consistent throughout the eurozone stress. By 30 June 2012, 90% of the planned medium term funding requirement for 2012 had been reached and the full requirement was raised in the second half of the year.

Senior unsecured funding markets were much reduced in terms of volume throughout the second half of 2011 and 2012. Secured funding was used in preference to these sources as these markets remained fully open. During the second half of 2012 there was a marked reduction in senior unsecured funding spreads. This made the prospect of raising funds in the senior unsecured markets more attractive than at anytime since 2007.

During 2012, Santander UK maintained a sound liquidity profile, reducing its dependence on short-term wholesale markets.

Term issuance

In 2012, Santander UK continued to attract deposits in unsecured money markets and raise additional secured and unsecured term funding in a variety of markets. During the year, Santander UK’s term issuance (sterling equivalent) comprised:

	2012 £bn	2011 £bn
Securitisations	7.2	10.5
Covered bonds	3.7	6.6
Structured notes	0.9	0.8
Private placements	—	0.3
Senior unsecured	0.6	3.6
Structured issuance	1.5	3.3

Total gross issuances	13.9	25.1

In 2012, £14bn (2011: £25bn) of medium-term funding was issued, which more than funded maturities of medium-term funding of £10bn. At 31 December 2012, 67% (2011: 70%) of wholesale funding had a maturity of greater than one year with an overall residual duration for wholesale funding of 1,039 days (2011: 1,073 days).

Santander UK plc 2012 Annual Report	133

Business and Financial Review

Risk Management Report continued

CAPITAL RISK

DEFINITION

Capital risk is defined as the risk that Santander UK does not have an adequate amount, or quality of, capital to:

•	Adhere to the Board’s Risk Appetite and support its internal business objectives;

•	Support market expectations and its credit rating; and

•	Meet regulatory requirements in the UK and other jurisdictions (such as the United States) where regulated activities are undertaken.

Whilst Santander UK is part of the wider Banco Santander group, Santander UK plc is incorporated in the UK, regulated by the FSA and does not benefit from parental guarantees and operates as an autonomous subsidiary. As such, responsibility for the management, control and assurance of capital risk lies with the Santander UK plc Board and, when applicable, certain subsidiary boards.

The Capital Management Framework, reviewed by the Board annually, describes the high level arrangements for the management, control and assurance of Santander UK capital risk. Santander UK adopts a centralised capital management approach that is driven by its strategy and delivers the Board approved Risk Appetite. This approach takes into account the regulatory and commercial environment in which Santander UK operates the management strategy for each of its material risks and the impact of appropriate adverse scenarios and stresses on its capital position.

The key elements of Santander UK’s capital management are:

MANAGEMENT’S APPROACH TO CAPITAL RISK
•

Strategic capital risk management where, in the form of an annual capital plan (contained within the Internal Capital Adequacy Assessment Process), the regulatory and internal capital requirements and capital resources are forecasted based on the medium term business plan. Alongside this capital plan, Santander UK stresses the capital requirements and resources using a suite of macroeconomic scenarios.

•

Short term, tactical capital risk management, where frequent monitoring and reporting against the capital plan is performed to detect where any deterioration or change in the planned business performance may impact the capital levels. Additionally, monthly monitoring of the economic assumptions used to create and stress the capital plan against economic reality is undertaken to detect potential deterioration in the capital levels.

•

Decisions on the allocation of capital resources are conducted as part of Santander UK’s strategic planning process based on the relative returns on capital using both economic and regulatory capital measures.

•	Santander UK also defines management actions in the event that an extremely severe period of stress threatens its viability and solvency.

Santander UK manages its capital on a Basel II basis and in anticipation of the finalisation and adoption of Basel III. Capital demand is quantified for credit, traded market, non-traded market, operational, pension obligation and securitisation risk in accordance with FSA requirements. Santander UK produces and shares with the FSA its Internal Capital Adequacy Assessment Process document, which informs the supervisory and evaluation process by the FSA Pillar 2 of Basel II and can result in additional capital requirements.

134	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

NON-FINANCIAL RISKS (unaudited)

The key non-financial risks consist of:

• Conduct risk, • Operational risk, • Regulatory risk, • Strategic risk, • Reputational risk, • Human Resource risk, • Accounting and reporting risk, and • Legal risk.

CONDUCT RISK (unaudited)

Conduct risk is the risk that the business and operational decisions Santander UK takes and the behaviours displayed lead to poor outcomes for our customers. This is a key risk to Santander UK in view of the evolving regulatory environment and the requirement to make significant conduct remediation provisions in 2011 (principally related to payment protection insurance) and in 2012 (related to other retail products and interest rate derivative products sold to corporate customers).

The Santander UK group engages in discussion, and co-operates, with the FSA in its supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FSA’s general thematic work and in relation to specific products and services. The position is monitored with particular reference to those reviews currently in progress where it is not yet possible to reliably determine their outcome.

MANAGEMENT’S APPROACH TO CONDUCT RISK
•	Santander UK takes a robust approach to managing conduct risk in accordance with the risk framework.

•

Santander UK has noted the significant change in the regulatory environment in recent years. Furthermore, with the transition from the FSA to the Financial Conduct Authority there is a further increase in the attention of the regulators on conduct risk to ensure firms demonstrate that they are providing appropriate outcomes for customers. Specific focus is being seen on how firms evidence that they actually deliver the right outcomes for customers and that this is in line with expectations, moving away from a focus on processes and procedures.

•

In line with all other banks, Santander UK initiated a series of activities to enhance the management of its conduct risks, which culminated in the Conduct Risk Programme. This has focused on the development of four key elements: Risk Policy, Products, Governance and Reporting and Culture. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. In particular, all new products have to be approved by the Product Approval and Oversight Committee which seeks to ensure that new products are appropriately designed.

•

Santander UK will continue to place significant attention and resource on seeking to ensure that customers receive the right outcome in every instance and that the necessary controls are in place to mitigate the associated risks and this has been embodied in Santander UK’s approach of ensuring that its products and its dealings with customers are simple, personal and fair.

Santander UK plc 2012 Annual Report	135

Business and Financial Review

Risk Management Report continued

OPERATIONAL RISK (unaudited)

Operational risk is the risk of loss to Santander UK resulting from inadequate or failed internal processes, people and systems, or from external events. As operational risk is inherent in the processes Santander UK operates, in order to provide services to customers and generate profit for investors, an objective of operational risk management is not to remove operational risk altogether, but to manage the risk to an acceptable level, taking into account the cost/benefits of minimisation as opposed to the inherent risk levels. When such risks materialise they can have not only immediate financial consequences for Santander UK, but also an effect on its business objectives, customer service and regulatory responsibilities. Examples of operational risks include fraud, process failures, system downtime or damage to assets due to fire or floods.

The Operational Risk Framework

Operational risk exposures arise across Santander UK’s business divisions and operating units, and are managed on a consistent basis. Santander UK aims to identify, measure/assess, control/mitigate and inform regarding this risk. Santander UK’s priority is to identify and minimise the risk of loss wherever appropriate, irrespective of whether losses have occurred. Measurement of the risk contributes to the establishment of priorities in operational risk management.

The Operational Risk Framework creates the consistent approach to how Santander UK controls and manages its operational risks and helps everyone understand their responsibilities within this approach. It is a core component of the overall Risk Framework and facilitates the ongoing reassessment of risk, appetites and controls, in order to ensure that Santander UK manages its risks at all times in line with its business objectives.

The Operational Risk Framework defines the operational risk requirements and adopts the following principles:

•	The Board must understand the main aspects of operational risk and approve and review the management framework.

•	The operational risk framework must be subject to reviews by the Internal Audit Department.

•	Operational risk management is part of senior management’s responsibility across the business. They must ensure it is introduced into management frameworks throughout Santander UK.

•	All Santander UK’s personnel are managers of the operational risk that is intrinsic to the products, processes and systems they work with every day.

•	Directly and actively managing operational risk is the responsibility of all Santander UK’s entities, divisions and areas.

•

Operational risk control is a separate function from operational risk management. Operational risk control is carried out by operational risk areas, which use qualitative and quantitative tools to identify, assess, track, measure and mitigate operational risk.

•	Operational risk managers must have adequate organisation, policies, methodologies and support to hedge the risks.

•	Business areas must have contingency plans in place to ensure continued operations and minimise losses should their business be interrupted.

•	Business areas must ensure they have the information available that is needed by the Board and the rest of the business.

Santander UK obtains assurance that the appropriate standards of risk management are being maintained through the application of its “three lines of defence” Risk Governance Framework.

The management and oversight of Operational Risk is also covered by the “three lines of defence” model as described in the Risk Framework section. Within the first line of defence, all heads of business and management support units are accountable to the Chief Executive Officer for managing operational risks inherent in their products, activities, processes and systems and from external events. This is further supported by operational risk managers within the business areas and a specialised Operational Risk Unit under the office of the Chief Operating Officer. Within the second line there is the Operational Risk Control Unit (‘ORC’). The executive responsibility for the management of the ORC lies with the Head of Strategy & Internal Control who has responsibility for the overall Internal Control Unit. The Internal Control Unit is responsible for effectively controlling risks and ensuring they are managed within the risk limits and mandates approved by the Board and Chief Executive Officer. Operational Risks are reported in conjunction with all key non financial risk information firstly through to the Internal Control Committee which then escalates though to the Executive Risk, Risk Oversight and Board Risk Committees.

136	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Operational risk management

The “three lines of defence” model applies throughout Santander UK and is implemented taking account of the materiality and perceived risk of the different business areas by following the Operational Risk Management process and using the following key operational risk management tools:

KEY TOOLS	DESCRIPTION
• Scenario Analysis

Santander UK performs simulations of control failures that may cause the most extreme loss events. Simulations are developed around high impact risks likely to exceed Santander UK’s future appetite. The analysis allows management to better understand the potential impacts and remediate issues by:

	•	identifying the high impact events that would cause most damage to Santander UK, both from a financial and reputational perspective;

	•	ensuring that the business is focused on its most critical risks; and

	•	facilitating the assessment of capital adequacy.

• Risk and Control Self Assessments	Business units identify and assess their operational risks to ensure they are being effectively managed and controlled, and actions prioritised and aligned to Santander UK’s risk appetite.

• Key Risk Indicators

Key Risk Indicator performance is monitored against tolerances and trigger points that prompt an early warning to potential exposures, whilst the creation of mitigation strategies help address potential concerns. Indicator metrics are used to provide insight into the changing risk profile of the organisation and are also used to assess the performance of key controls.

• Loss Data Management

Loss data capture and analysis processes exist to capture all operational risk loss events. The data is used to identify and correct control weaknesses using events as opportunities to prevent or reduce the impacts of recurrence, identify emerging themes, inform risk and control assessments, scenario analysis and risk reporting. Escalation of single or aggregated events to senior management and appropriate committees is determined by threshold breaches.

• Reporting

Reporting forms an integral part of operational risk management ensuring that issues are identified, escalated and managed on a timely basis. Exposures for each business area are reported through monthly risk and control reports which include details on risk exposures and mitigating plans. Events that have a material impact on Santander UK’s finances, reputation, or customers are prioritised and reported immediately to key executives.

During 2012, Santander UK continued to manage its key operational risks in the interest of all its stakeholders, responding to critical developments both within Santander UK and in the environment in which it operates. Risk and any required changes to management controls are reported through the Risk Committee governance structure.

KEY RISKS	DESCRIPTION
• Operations and Technology Risk

Santander UK continues to invest in electronic information systems to protect customer, employee and other information to effectively manage the evolving risks associated with the loss of confidentiality, integrity and of availability of this information.

Appropriate security is applied to protect all customer, employee and other data. Measures taken to reduce the risks include staff education, data encryption and the deployment of specialist software which identifies when customers are at risk of disclosing information to unauthorised parties.

The Faster Payments Directive has introduced significant challenges in the payments operations environment. During 2012, Santander UK successfully implemented the UK industry initiative for Faster Payments and, in a very dynamic environment, continues to invest in the appropriate financial and control systems to ensure that Santander UK and all its customers are protected from payments risk, including compliance with all relevant regulatory requirements.

• Fraud Risk

Santander UK has continued to invest in staff education and improved fraud detection and prevention systems, in order to counter the increasing threat of financial crime and to safeguard the investments of Santander UK’s customers and assets. The introduction of sophisticated internet fraud prevention solutions and use of mandatory identification numbers for payments has reduced the risk of fraudulent account takeovers by organised criminals, enhancing our customer identification protocols in a customer friendly manner.

The fraud oversight functions continually monitor emerging fraud trends and losses on a case by case basis. Action plans are formulated and tracked to ensure root causes have been identified and effective remediation conducted.

Santander UK plc 2012 Annual Report	137

Business and Financial Review

Risk Management Report continued

KEY RISKS cont.d	DESCRIPTION
• Supplier Risk

Supplier risk is the risk of reductions in earnings and/or value, through financial or reputational loss associated with the failure of a service or goods provision by a third party organisation.

Santander UK has arrangements with both Banco Santander group companies (including the provision of IT infrastructure, software development and banking operations) and external outsourced service providers. A comprehensive supplier risk management and control framework applies to the management of all suppliers contracted by Santander UK to provide services or goods.

Santander UK uses written service level agreements with these entities that include key service performance metrics to support this governance. The high-level governance processes include relationship management, service delivery management and contract management. Across these, there are a number of more detailed processes.

Santander UK works closely, and continues to enhance its interaction with outsourced service providers via the application of appropriate risk frameworks. These frameworks include processes and procedures designed to ensure continuity of critical services up to and including disaster scenarios and that these plans are regularly validated through testing.

Operational loss profile

During 2012, 82% of Santander UK’s £341m non-financial risk losses arose within the clients, products and business practices category. These principally represented payouts on the sales of payment protection insurance (‘PPI’) products. See Note 36 to the Consolidated Financial Statements for more information on PPI.

The following chart sets out the major categories of Santander UK’s non-financial risk loss profile in 2012. The operational loss classifications in the chart cover all the Basel categories of loss, although within the Santander UK Risk Framework the management of some of these risks may fall within other risk types (for example, Conduct Risk).

REGULATORY RISK (unaudited)

Regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.

Santander UK seeks to ensure it fully meets all of its regulatory obligations. There are a number of legislative and regulatory developments both in the UK and abroad, going through a consultation and implementation process, which may have some effect on Santander UK’s approach to regulatory risk. Details of the changes expected to have the greatest impact on the Santander UK group’s operations are set out in the Supervision and Regulation section of the Directors’ Report on page 187.

There has been continued regulatory change following the financial crisis and the regulatory landscape continues to evolve. Santander UK maintains a proactive approach to regulation and aims to provide constructive feedback on policy consultations and engage across the banking sector. Santander UK takes compliance with regulatory requirements seriously and manages its arrangements accordingly.

STRATEGIC RISK (unaudited)

Strategic Risk is the risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.

Santander UK takes a robust approach to managing strategic risk in full alignment with the Strategic Risk Framework. In setting the business’s strategy, risk policies are taken into consideration at all times and the strategy is stress tested against risk appetite statements. Both the strategy and Risk Appetite are approved by the Santander UK Board.

Strategic risk is managed on a monthly basis through the risk governance structure including the Strategic Risk and Financial Management Committee and the Board. Management assessment takes into consideration any relevant information across the whole business which may highlight either risks to the implementation of the bank’s strategy or where risks are being created due to poor definition of the strategy in order to inform the Executive Committee and Board of what further actions may be required.

138	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

REPUTATIONAL RISK (unaudited)

Santander UK rigorously manages risks that may affect Santander UK’s reputation and which may in turn impact upon its ability to achieve its strategic objectives. Reputational considerations are built into all the key risk and issue assessment tools.

HUMAN RESOURCES RISK (unaudited)

Human Resources (‘HR’) risk is defined in Santander UK as the risk of not having the sufficient number and quality of people to deliver Santander UK’s strategy, whilst complying with legislative requirements. In managing HR risk, Santander UK has established a set of policies which outline our minimum standards in relation to the management of people issues. In 2012:

•

Executive remuneration - As in previous years, pay levels and bonuses have continued to be a significant issue for the financial services sector and Santander UK has ensured that all policies, processes, governance and practices are compliant with the FSA Remuneration Code.

•	Succession Plans - Santander UK continues to have in place robust succession plans for Executive Committee members and their staff who report directly to them.

In addition, in 2012, Santander UK made significant improvements to its management of HR Risk. In particular, Santander UK developed and implemented a HR Risk Framework in accordance with Santander UK’s risk framework approach. This in turn has further strengthened the controls and monitoring mechanisms.

ACCOUNTING AND REPORTING RISK (unaudited)

Accounting and reporting risk is defined as the failure to comply with regulatory and legal requirements for accounting and reporting of financial disclosures, which may lead to fines and/or restrictions and/or reputational damage.

In order to facilitate the identification, measurement, monitoring and reporting of accounting and reporting risks, a comprehensive business-wide framework of controls has been established, supported by a programme of regular assessment and reporting designed to identify and remedy any deficiencies in process or practice. This includes the systems and controls developed to support management’s attestation on the effectiveness of disclosure controls and controls over financial reporting.

LEGAL RISK (unaudited)

Santander UK takes a robust approach to managing legal risk in full alignment with the Legal Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

The Legal Risk Framework defines the overriding principles and responsibilities for the identification, management, measurement, monitoring, control, reporting and oversight of legal risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage legal risk exposures within the tolerances outlined in the Santander UK Risk Appetite, Limits and Triggers Statement. It is expected that all Business Units will manage their team activities and processes to follow the principles and guidelines set out in the Legal Risk Framework, and with those detailed in the Santander UK Risk and Operational Risk Frameworks.

Santander UK continues to monitor, assess and respond to developments concerning legal requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions.

Santander UK plc 2012 Annual Report	139

Business and Financial Review

Risk Management Report continued

CREDIT RISK – AREAS OF FOCUS AND OTHER ITEMS

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management. These are described in the following section and consist of:

1.      Country risk exposure;

2.      Significant concentrations of credit risk;

3.      Financial instruments of special interest;

4.      Loans and advances; and

5.      Impairment loss allowances on loans and advances, and NPLs.

1. COUNTRY RISK EXPOSURE

Santander UK manages its country risk exposure under its global limits framework. Within this framework, Santander UK sets its individual risk appetite for each country, taking into account any factors that may influence the risk profile of each country, including political events, the macro-economic situation and the nature of the risk incurred. Exposures are actively managed if it is considered appropriate. Accordingly, and over recent years, Santander UK has intensified its monitoring of exposures to sovereigns and counterparties in eurozone countries, and has proceeded to selectively divest assets directly or indirectly affected by events in those countries. Banco Santander group-related risk is considered separately.

The country risk tables below show Santander UK’s exposures to central and local governments, government guaranteed counterparties, banks, other financial institutions, retail customers and corporate customers at 31 December 2012 and 31 December 2011. Total exposures consist of the total of balance sheet values and off-balance sheet values. Balance sheet values are calculated in accordance with IFRS (i.e. after the effect of netting agreements recognised in accordance with the requirements of IFRS, principally with respect to derivatives) except for credit provisions which have been added back. Off balance sheet values consist of undrawn facilities and letters of credit.

The country of exposure has been assigned based on the counterparty’s country of incorporation except where Santander UK is aware that a guarantee is in place, in which case the country of incorporation of the guarantor has been used. The exposures are presented by type of counterparty other than where the specific exposures have been guaranteed by a sovereign counterparty in which case they are presented within the “Government guaranteed” category.

Separate disclosure is presented individually for each country where the exposure exceeds £50m, and aggregated for exposures of less than £50m. Given the ongoing interest in eurozone economies, disclosures relating to those economies are presented first and highlighted separately.

140	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

The tables exclude credit risk exposures to other Banco Santander group companies, which are presented separately on pages 147 to 150.

31 December 2012	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	—	—	0.3	0.3
Spain (excluding Santander)	—	—	0.2	—	—	0.1	0.3
Italy	—	—	0.2	—	—	—	0.2
Portugal	—	—	—	—	—	0.1	0.1
Other eurozone countries:
Germany	1.3	—	3.5	—	—	0.2	5.0
France	—	—	2.2	—	—	0.2	2.4
The Netherlands	—	—	0.3	0.1	—	0.6	1.0
Luxembourg	—	—	—	0.1	—	0.9	1.0
Belgium	—	—	0.5	—	—	—	0.5
All other eurozone, each < £50m(3)	—	—	—	—	—	0.1	0.1

	1.3	—	6.9	0.2	—	2.5	10.9

All other countries:
UK	33.5	0.4	14.5	11.8	180.6	43.8	284.6
US	0.8	—	15.2	—	0.1	0.7	16.8
Switzerland	0.5	—	1.8	0.5	—	0.5	3.3
Denmark	—	—	2.3	—	—	—	2.3
Japan	1.2	—	0.2	—	—	0.2	1.6
Australia	—	—	0.1	—	0.1	0.3	0.5
Canada	—	—	0.4	—	—	—	0.4
Isle of Man	—	—	—	—	0.2	0.1	0.3
Norway	—	—	0.1	—	—	0.1	0.2
Cayman Islands	—	—	—	—	—	0.1	0.1
Lichtenstein	—	—	—	—	—	0.1	0.1
Guernsey	—	—	—	—	—	0.1	0.1
Liberia	—	—	—	—	—	0.1	0.1
All others, each < £50m	—	—	0.1	—	0.1	0.6	0.8

	36.0	0.4	34.7	12.3	181.1	46.7	311.2

(1)

Credit exposures exclude the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Includes Greece of £3m and Cyprus of £nil.

Santander UK plc 2012 Annual Report	141

Business and Financial Review

Risk Management Report continued

31 December 2011	Central and local governments(2) £bn	Government guaranteed £bn	Banks(3) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Spain (excluding Santander)	—	—	0.3	—	0.1	—	0.4
Ireland	—	—	0.1	—	—	0.2	0.3
Italy	—	—	0.2	—	—	—	0.2
Portugal	—	—	—	—	—	0.1	0.1
Other eurozone countries:
Germany	—	0.1	3.2	—	—	0.2	3.5
France	—	0.1	1.4	1.0	—	0.3	2.8
Luxembourg	—	—	—	0.4	—	0.6	1.0
The Netherlands	—	—	0.2	0.1	—	0.6	0.9
Belgium	—	—	0.1	—	—	—	0.1
All other eurozone, each < £50m(4)	—	—	—	—	—	—	—

	—	0.2	5.5	1.5	0.1	2.0	9.3

All other countries:
UK	19.0	5.2	15.6	5.6	196.6	40.2	282.2
US	7.1	—	9.9	1.1	0.1	1.3	19.5
Switzerland	1.2	—	2.3	0.4	—	0.5	4.4
Japan	0.6	—	—	0.4	—	—	1.0
Australia	—	0.1	0.1	—	0.1	0.4	0.7
Denmark	—	0.3	0.3	—	—	0.1	0.7
Canada	—	—	0.5	—	—	—	0.5
Isle of Man	—	—	—	—	0.2	—	0.2
Lichtenstein	—	—	—	—	—	0.2	0.2
Cayman Islands	—	—	—	—	—	0.1	0.1
China	—	—	—	—	—	0.1	0.1
Jersey	—	—	—	—	—	0.1	0.1
Liberia	—	—	—	—	—	0.1	0.1
Norway	—	—	0.1	—	—	—	0.1
All others, each < £50m	—	—	0.1	—	0.2	0.1	0.4

	27.9	5.6	28.9	7.5	197.2	43.2	310.3

(1)

Credit exposures exclude the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes the exposure on margin given with respect to the Bank of England’s Special Liquidity Scheme. Includes balances with central banks.
(3)	Excludes balances with central banks.
(4)	Includes Greece of £3m and Cyprus of £nil.

31 December 2012 compared to 31 December 2011

Key changes in sovereign and other country risk exposures during the year ended 31 December 2012 were as follows:

•

An increase of £2.4bn in exposure to the UK to £284.6bn. This was due to an increase in deposits with the Bank of England reserve account instead of at the US Federal Reserve, partially offset by lower retail business.

•

A decrease of £2.7bn in exposure to the US to £16.8bn. This was primarily due to reduced deposits at the US Federal Reserve as deposits were placed at the Bank of England instead. This was partially offset by increased securities purchased under resale activity.

•	An increase of £1.6bn in exposures to Denmark to £2.3bn. This was primarily due to increased securities purchased under resale activity.

•	A decrease of £1.1bn in exposure to Switzerland to £3.3bn. This was primarily due to reduced holdings of government securities as alternative securities were held.

•	An increase of £1.5bn in exposures to Germany to £5.0bn. This was primarily due to new holdings of government securities as part of the Santander UK group’s liquidity position.

•	An increase of £0.6bn in exposures to Japan to £1.6bn. This was primarily due to new holdings of government securities as part of the Santander UK group’s liquidity position.

•	Movements in the remaining country risk exposures were minimal and exposures to these countries remained at low levels.

142	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Further analysis of sovereign debt, other country risk exposures, including peripheral eurozone countries

Presented below separately for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

The assets held at amortised cost are principally classified as loans to banks, loans to customers and loans and receivables securities. Santander UK has no held-to-maturity securities.

The assets held at fair value are classified as either trading assets or have been designated as held at fair value through profit or loss, with the exception of UK, US, German, Swiss and Japanese Government debt held for liquidity purposes, which are classified as available-for-sale securities.

Santander UK has made no reclassifications to/from the assets which are held at fair value from/to any other category.

Sovereign debt

31 December 2012	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments £bn	Government guaranteed £bn	Total at amortised cost £bn	Central and local governments(1) £bn	Government guaranteed £bn	Total at fair value £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total(1) £bn
Eurozone countries:
Germany	—	—	—	1.3	—	1.3	1.3	—	1.3

	—	—	—	1.3	—	1.3	1.3	—	1.3

All other countries:
UK	27.8	—	27.8	5.7	0.4	6.1	33.9	—	33.9
Japan	—	—	—	1.2	—	1.2	1.2	—	1.2
US	0.4	—	0.4	0.4	—	0.4	0.8	—	0.8
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5

	28.2	—	28.2	7.8	0.4	8.2	36.4	—	36.4

(1)	There are no sovereign debt commitments and undrawn facilities.
(2)	There are no impairment losses against sovereign debt at amortised cost.

31 December 2011	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments(2) £bn	Government guaranteed £bn	Total at amortised cost £bn	Central and local governments(1) £bn	Government guaranteed £bn	Total at fair value £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total(1) £bn
Eurozone countries:
France	—	—	—	—	0.1	0.1	0.1	—	0.1
Germany	—	—	—	—	0.1	0.1	0.1	—	0.1

	—	—	—	—	0.2	0.2	0.2	—	0.2

All other countries:
UK	18.0	—	18.0	1.0	5.2	6.2	24.2	—	24.2
US	7.0	—	7.0	0.1	—	0.1	7.1	—	7.1
Switzerland	—	—	—	1.2	—	1.2	1.2	—	1.2
Japan	—	—	—	0.6	—	0.6	0.6	—	0.6
Denmark	—	—	—	—	0.3	0.3	0.3	—	0.3
Australia	—	—	—	—	0.1	0.1	0.1	—	0.1

	25.0	—	25.0	2.9	5.6	8.5	33.5	—	33.5

(1)	There are no sovereign debt commitments and undrawn facilities.
(2)	Excludes the exposure on margin given with respect to the Bank of England’s Special Liquidity Scheme.

Santander UK has no direct sovereign exposures to any other countries. Santander UK has not recognised any impairment losses against sovereign debt which is held at amortised cost, as all of this sovereign debt was issued by the UK Government, US Government and governments of other OECD countries with strong credit ratings. Santander UK has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

Santander UK plc 2012 Annual Report	143

Business and Financial Review

Risk Management Report continued

Other country risk exposures(1)

2012	Assets held at Amortised Cost					Assets held at Fair Value(2)
	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities(3) £bn		Total £bn
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	0.2	0.2	—	—	—	—	0.2	0.1		0.3
Spain	0.2	—	—	0.1	0.3	—	—	—	—	0.3	—		0.3
Italy	0.1	—	—	—	0.1	0.1	—	—	0.1	0.2	—		0.2
Portugal	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Other eurozone countries:
Germany	—	—	—	0.2	0.2	3.5	—	—	3.5	3.7	—		3.7
France	—	—	—	0.1	0.1	2.2	—	0.1	2.3	2.4	—		2.4
The Netherlands	—	0.1	—	0.1	0.2	0.3	—	—	0.3	0.5	0.5		1.0
Luxembourg	—	0.1	—	0.8	0.9	—	—	—	—	0.9	0.1		1.0
Belgium	—	—	—	—	—	0.5	—	—	0.5	0.5	—		0.5
Other<£50m	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1

	0.3	0.2	—	1.7	2.2	6.6	—	0.1	6.7	8.9	0.7		9.6

All other countries:
UK	0.8	4.8	154.5	30.7	190.8	13.4	7.0	3.4	23.8	214.6	36.1		250.7
US	1.3	—	0.1	0.6	2.0	13.9	—	0.1	14.0	16.0	—		16.0
Switzerland	—	—	—	0.3	0.3	1.8	0.5	—	2.3	2.6	0.2		2.8
Denmark	—	—	—	—	—	2.3	—	—	2.3	2.3	—		2.3
Japan	—	—	—	—	—	0.2	—	0.2	0.4	0.4	—		0.4
Australia	—	—	0.1	0.2	0.3	0.1	—	—	0.1	0.4	0.1		0.5
Canada	0.1	—	—	—	0.1	0.3	—	—	0.3	0.4	—		0.4
Isle of Man	—	—	0.2	0.1	0.3	—	—	—	—	0.3	—		0.3
Cayman Is.	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Lichtenstein	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Norway	—	—	—	—	—	0.1	—	—	0.1	0.1	0.1		0.2
Guernsey	—	—	—	—	—	—	—	0.1	0.1	0.1	—		0.1
Liberia	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Other<£50m	—	—	0.1	0.5	0.6	—	—	—	—	0.6	0.2		0.8

	2.2	4.8	155.0	32.7	194.7	32.1	7.5	3.8	43.4	238.1	36.7		274.8

2011	Assets held at Amortised Cost					Assets held at Fair Value(2)
	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities(3) £bn		Total £bn
Eurozone:
Peripheral eurozone countries:
Spain	0.3	—	0.1	—	0.4	—	—	—	—	0.4	—		0.4
Ireland	—	—	—	0.1	0.1	0.1	—	—	0.1	0.2	0.1		0.3
Italy	0.1	—	—	—	0.1	0.1	—	—	0.1	0.2	—		0.2
Portugal	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Other eurozone countries:
Germany	0.1	—	—	0.1	0.2	3.1	—	0.1	3.2	3.4	—		3.4
France	—	—	—	0.1	0.1	1.4	1.0	—	2.4	2.5	0.2		2.7
Luxembourg	—	0.4	—	0.6	1.0	—	—	—	—	1.0	—		1.0
The Netherlands	0.1	0.1	—	0.1	0.3	0.1	—	—	0.1	0.4	0.5		0.9
Belgium	—	—	—	—	—	0.1	—	—	0.1	0.1	—		0.1
Other < £50m	—	—	—	—	—	—	—	—	—	—	—		—

	0.6	0.5	0.1	1.1	2.3	4.9	1.0	0.1	6.0	8.3	0.8		9.1

All other countries:
UK	2.3	—	174.7	24.1	201.1	13.3	5.6	5.9	24.8	225.9	32.1		258.0
US	—	—	0.1	1.3	1.4	9.9	1.1	—	11.0	12.4	—		12.4
Switzerland	—	—	—	0.3	0.3	2.3	0.4	—	2.7	3.0	0.2		3.2
Australia	—	—	0.1	0.3	0.4	0.1	—	—	0.1	0.5	0.1		0.6
Canada	—	—	—	—	—	0.5	—	—	0.5	0.5	—		0.5
Denmark	—	—	—	0.1	0.1	0.3	—	—	0.3	0.4	—		0.4
Japan	—	—	—	—	—	—	0.4	—	0.4	0.4	—		0.4
Isle of Man	—	—	0.2	—	0.2	—	—	—	—	0.2	—		0.2
Lichtenstein	—	—	—	0.2	0.2	—	—	—	—	0.2	—		0.2
Cayman Is.	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
China	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Jersey	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Liberia	—	—	—	0.1	0.1	—	—	—	—	0.1	—		0.1
Norway	—	—	—	—	—	0.1	—	—	0.1	0.1	—		0.1
Other < £50m	—	—	0.2	—	0.2	0.1	—	—	0.1	0.3	0.1		0.4

	2.3	—	175.3	26.7	204.3	26.6	7.5	5.9	40.0	244.3	32.5	(3)	276.8

(1)	Excluding other Banco Santander group companies.

144	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

(2)

The assets held at fair value were classified as either trading assets or designated as held at fair value through profit or loss. Santander UK did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.

(3)	Of which £21.9bn is classified as Retail and the remainder is classified as Corporate.

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in Santander UK’s Retail Banking and Corporate Banking operations. Within Retail Banking, these represent credit card, mortgage and overdraft facilities. Within Corporate Banking, these represent standby loan facilities. A summary of the key terms and a maturity analysis of formal standby facilities, credit lines and other commitments are set out in Note 38 to the Consolidated Financial Statements.

Maturity analyses of loans and advances to banks and customers, which represent almost all of Santander UK’s assets held at amortised cost (excluding cash and balances at central banks) by country, are set out on page 45.

Peripheral eurozone countries

The tables below further analyse Santander UK’s direct exposure to peripheral eurozone countries at 31 December 2012 by type of financial instrument. The tables below exclude balances with other Banco Santander group companies which are presented separately on pages 147 to 150. This section also discusses our indirect exposures to peripheral eurozone countries

Direct and indirect risk exposures via large multinational companies and financial institutions are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. Indirect exposures via other corporates are monitored on a regular basis by the Corporate Credit Risk Department.

The large corporates portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. This enables them to mitigate any country risk concentration that they may have in peripheral eurozone countries. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.

The risk arising from indirect exposures from our transactions with financial institutions is mitigated by the short-term tenor of the transactions, and by the fact that many such transactions contain margin calls and/or collateral requirements, and are subject to standard ISDA Master Agreements permitting offsetting.

The risk arising from indirect exposures from our transactions with other corporates is mitigated by standard financial and non-financial guarantees and the fact that the companies are geographically well diversified in terms of their assets, operations and profits.

Direct exposures to peripheral eurozone countries

(i) Spain

31 December 2012	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1
Loans and receivables securities	0.2	—	—	—	0.2

Total	0.2	—	—	0.1	0.3

31 December 2011	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	0.1	0.1	0.2
Loans and receivables securities	0.3	—	—	—	0.3

Total	0.3	—	0.1	0.1	0.5

(ii) Ireland

31 December 2012	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1
Loans and receivables securities	—	—	—	0.1	0.1

Total	—	—	—	0.2	0.2

Commitments and undrawn facilities	—	—	—	0.1	0.1

Santander UK plc 2012 Annual Report	145

Business and Financial Review

Risk Management Report continued

31 December 2011	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Trading assets	0.1	—	—	—	0.1
Loans and advances to banks	—	—	—	—	—
Loans and receivables securities	—	—	—	0.1	0.1

Total	0.1	—	—	0.1	0.2

Commitments and undrawn facilities	—	—	—	0.1	0.1

(iii) Italy

31 December 2012	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and receivables securities	0.1	—	—	—	0.1
Derivatives
- Derivative assets	0.1	—	—	—	0.1
- Derivative liabilities	(0.1)	—	—	—	(0.1)

Net derivatives position	—	—	—	—	—

Total	0.1	—	—	—	0.1

31 December 2011	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and receivables securities	0.1	—	—	—	0.1
Derivatives
- Derivative assets	0.1	—	—	—	0.1
- Derivative liabilities	(0.1)	—	—	—	(0.1)

Net derivatives position	—	—	—	—	—

Total	0.1	—	—	—	0.1

(iv) Portugal

31 December 2012	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1

Total	—	—	—	0.1	0.1

31 December 2011	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1

Total	—	—	—	0.1	0.1

Indirect exposures to peripheral eurozone countries

Indirect exposures to peripheral eurozone countries are considered to exist where our direct counterparties outside the peripheral eurozone countries themselves have a direct exposure to one or more peripheral eurozone countries.

Indirect exposures are identified as part of our ongoing credit analysis and monitoring of our counterparty base by the review of available financial information to determine the countries where the material parts of a counterparty’s assets, operations or profits arise. Our indirect exposures to peripheral eurozone countries consist of:

•	A small number of corporate loans to large multinational companies based in the UK that derive a proportion of their profits from one or more peripheral eurozone countries.

•

Trading transactions and hedging transactions with financial institutions based in the UK and Europe that derive a proportion of their profits from or have a proportion of their assets in one or more peripheral eurozone countries.

•	A small number of loans to other corporate entities which have either a proportion of their operations within, or profits from, one or more peripheral eurozone countries.

•	We have no significant indirect exposure to peripheral eurozone countries in our retail business.

146	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Balances with other Banco Santander group companies

Santander UK enters into transactions with other Banco Santander group companies in the ordinary course of business. Such transactions are undertaken in areas of business where Santander UK has a particular advantage or expertise and where other Banco Santander group companies can offer commercial opportunities, substantially on the same terms as for comparable transactions with third party counterparties. These transactions also arise in support of the activities of, or with, larger multinational corporate clients and financial institutions which may have relationships with a number of entities in the Banco Santander group. In early 2012, Santander UK raised funding directly from certain members of the Banco Santander group through repo transactions and debt issuance to take advantage of the commercial opportunities available at the time, and in accordance with the subsidiary model set out on page 5. All such activities are conducted in a manner that manages the credit risk arising against such other Santander companies and within limits acceptable to the FSA. The repo balances have now been repaid, and the remaining debt issuances will mature or be repaid in 2013.

At 31 December 2012 and 31 December 2011, Santander UK had gross balances (without taking account of netting, collateral or any other credit risk mitigants) with other Banco Santander group companies as follows:

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.5	0.1	—	2.6
- UK	—	0.3	—	0.3
- Chile	0.1	—	—	0.1
- Other < £50m	—	0.1	—	0.1

	2.6	0.5	—	3.1

Liabilities:
- Spain	(4.9)	(1.0)	(0.1)	(6.0)
- UK	—	(1.7)	(0.1)	(1.8)
- Belgium	—	—	—	—
- Ireland	—	(0.2)	—	(0.2)
- Chile	(0.1)	—	—	(0.1)
- USA	(0.1)	—	—	(0.1)
- Italy	—	(0.6)	—	(0.6)
- Germany	—	(0.8)	—	(0.8)
- Other < £50m	(0.1)	(0.1)	—	(0.2)

	(5.2)	(4.4)	(0.2)	(9.8)

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	5.0	0.2	—	5.2
- Other < £50m	—	0.1	—	0.1

	5.0	0.3	—	5.3

Liabilities:
- Spain	(6.5)	(0.2)	—	(6.7)
- UK	—	(2.1)	—	(2.1)
- Belgium	—	(0.6)	—	(0.6)
- Ireland	—	(0.2)	—	(0.2)
- Other < £50m	—	(0.3)	—	(0.3)

	(6.5)	(3.4)	—	(9.9)

The above balances with other Banco Santander group companies at 31 December 2012 principally consisted of:

•

Reverse repos of £233m (2011: £2,071m), all of which were collateralised by OECD Government (but not peripheral eurozone) securities. The reverse repos were classified as “Loans and Advances to banks” in the balance sheet. See Note 17 to the Consolidated Financial Statements. This was partially offset by repo liabilities of £140m (2011: £3,082m) with a wider range of collateral being given by Santander UK. See Note 29 ‘Deposits by banks’ to the Consolidated Financial Statements.

•

Derivative assets of £2,197m (2011: £2,710m) subject to International Swaps and Derivatives Association (‘ISDA’) Master Agreements including the Credit Support Annex. These balances were partially offset by derivative liabilities of £2,033m (2011: £2,179m) and cash collateral received, as described below. These derivatives are included in Note 15 to the Consolidated Financial Statements.

•

Cash collateral of £206m (2011: £270m) given in relation to derivatives futures contracts. The cash collateral was classified as “Trading assets” in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £225m (2011: £671m) which was classified as “Trading liabilities” in the balance sheet. See Notes 14 and 31 to the Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	147

Business and Financial Review

Risk Management Report continued

•

Floating rate notes of £23m (2011: £123m), which were classified within “Trading assets” and “Loans and receivables securities” in the balance sheet. See Notes 14 and 23 to the Consolidated Financial Statements.

•	Asset-backed securities of £47m (2011: £51m), which were classified as “Financial assets designated at fair value” in the balance sheet. See Note 16 to the Consolidated Financial Statements.

•	Deposits by customers of £1,520m (2011: £531m), which were classified as “Deposits by Customers” in the balance sheet. See Note 30 to the Consolidated Financial Statements.

•

Debt securities in issue of £3,290m (2011: £244m), which were classified as “Debt Securities in Issue” in the balance sheet. See Note 33 to the Consolidated Financial Statements. These balances represent holdings of debt securities by the wider Santander group as a result of market purchases and for liability management purposes.

•

Other liabilities of £459m (2011: £464m), principally represented dividends payable which were classified as “Other Liabilities” in the balance sheet. See Note 35 to the Consolidated Financial Statements.

•

Subordinated liabilities of £1,879m (2011: £2,697m), which were classified as “Subordinated Liabilities” in the balance sheet. See Note 34 to the Consolidated Financial Statements. These balances represent holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes.

The above activities are conducted in a manner that appropriately manages the credit risk arising against such other Banco Santander group companies within limits acceptable to the FSA. The tables below further analyse the balances with other Banco Santander group companies at 31 December 2012 and 2011 by type of financial instrument and country of the counterparty, including the additional mitigating impact of collateral arrangements (which are not included in the summary tables above, as they are accounted for off-balance sheet) and the resulting net credit exposures:

(i) Spain

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Repurchase agreements
- Asset balance - reverse repo	0.3	—	—	0.3
- Impact of collateral held (off balance sheet)	(0.2)	—	—	(0.2)

- Net repo asset	0.1	—	—	0.1

- Liability balance - repo	(0.1)	—	—	(0.1)
- Impact of collateral placed (off balance sheet)	0.1	—	—	0.1

- Net repo liability	—	—	—	—

Net repurchase agreement position	0.1	—	—	0.1

Derivatives
- Derivative assets	2.0	—	—	2.0
- Derivative liabilities	(1.9)	—	—	(1.9)
Cash collateral in relation to derivatives: - placed	0.2	—	—	0.2
- held	(0.2)	—	—	(0.2)

Net derivatives position	0.1	—	—	0.1

Floating rate notes and asset-backed securities	—	—	—	—

Asset-backed securities	—	0.1	—	0.1

Total assets, after the impact of collateral	0.2	0.1	—	0.3

Deposits by customers	—	(0.8)	(0.1)	(0.9)
Debt securities in issue	(2.1)	(0.1)	—	(2.2)
Other liabilities	(0.3)	(0.1)	—	(0.4)
Subordinated liabilities	(0.3)	—	—	(0.3)

Total liabilities	(2.7)	(1.0)	(0.1)	(3.8)

Net balance	(2.5)	(0.9)	(0.1)	(3.5)

148	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Repurchase agreements
- Asset balance - reverse repo	2.1	—	—	2.1
- Impact of collateral held (off balance sheet)	(2.1)	—	—	(2.1)

- Net repo asset	—	—	—	—

- Liability balance - repo	(2.5)	—	—	(2.5)
- Impact of collateral given (off balance sheet)	2.7	—	—	2.7

- Net repo liability	0.2	—	—	0.2

Net repurchase agreement position	0.2	—	—	0.2

Derivatives
- Derivative assets	2.7	—	—	2.7
- Derivative liabilities	(2.2)	—	—	(2.2)
Cash collateral in relation to derivatives
- Cash collateral held	0.3	—	—	0.3
- Cash collateral given	(0.6)	—	—	(0.6)

Net derivatives position	0.2	—	—	0.2

Floating rate notes	—	0.1	—	0.1
Asset-backed securities	—	0.1	—	0.1

Total assets, after the impact of collateral	0.4	0.2	—	0.6

Debt securities in issue	(0.1)	(0.1)	—	(0.2)
Other liabilities	(0.3)	(0.1)	—	(0.4)
Subordinated liabilities	(0.9)	—	—	(0.9)

Total liabilities	(1.3)	(0.2)	—	(1.5)

Net balance	(0.9)	—	—	(0.9)

(ii) Belgium

At 31 December 2012, Santander UK had no balances with other Banco Santander group companies in Belgium.

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Repurchase agreements
- Liability balance - repo	—	(0.6)	—	(0.6)
- Impact of collateral given (off balance sheet)	—	0.8	—	0.8

Net repurchase agreement position	—	0.2	—	0.2

Total assets, after the impact of collateral	—	0.2	—	0.2

(iii) Ireland

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.2)	—	(0.2)

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.2)	—	(0.2)

(iv) UK

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Other assets	—	0.3	—	0.3

Deposits by customers	—	(0.1)	(0.1)	(0.2)
Subordinated liabilities	—	(1.6)	—	(1.6)

Total liabilities	—	(1.7)	(0.1)	(1.8)

Net balance	—	(1.4)	(0.1)	(1.5)

31 December 2011	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.3)	—	(0.3)
Subordinated liabilities	—	(1.8)	—	(1.8)

Total liabilities	—	(2.1)	—	(2.1)

Santander UK plc 2012 Annual Report	149

Business and Financial Review

Risk Management Report continued

(v) Chile

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Derivatives

- Derivative assets	0.1	—	—	0.1

- Derivative liabilities	(0.1)	—	—	(0.1)

Net derivatives position	—	—	—	—

Total assets after impact of collateral	—	—	—	—

At 31 December 2011, Santander UK had no balances with other Banco Santander group companies in Chile.

(vi) US

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by banks	(0.1)	—	—	(0.1)

At 31 December 2011, Santander UK had no balances with other Banco Santander group companies in the US.

(vii) Italy

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Debt securities in issue (purchased in secondary market)	—	(0.6)	—	(0.6)

At 31 December 2011, Santander UK had no balances with other Banco Santander group companies in Italy.

(viii) Germany

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.3)	—	(0.3)
Debt securities in issue	—	(0.5)	—	(0.5)

Total liabilities	—	(0.8)	—	(0.8)

At 31 December 2011, Santander UK had no balances with other Banco Santander group companies in Germany.

Redenomination risk

Santander UK considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro-denominated assets and liabilities to be highly improbable. However, for contingency planning purposes it has analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. It is not possible to predict what the total financial impact on Santander UK might be of a eurozone member state exit or the dissolution of the euro. The determination of which assets and liabilities would be legally redenominated is potentially complex and depends on a numbers of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. Santander UK has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce Santander UK’s overall exposure to losses that might arise in the event of a redenomination by reducing its balances and funding mismatches.

As part of its objective of maintaining a diversified funding base, Santander UK raises funding in a number of currencies, including euro, and converts these back into sterling, to fund its commercial assets which are largely sterling denominated. Santander UK’s net position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to £0.1bn at 31 December 2012. This comprised debt securities (covered bonds and securitisations) of £26.1bn issued by Santander UK as part of its medium term funding activities, medium-term repos of £3.0bn, other deposits of £0.9bn, other loans and securities of £2.8bn, net trading repos of £2.2bn and related cross-currency swaps of £25.1bn which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling. Disclosures of Santander UK’s exposure to individual eurozone countries and total exposures to counterparties in those countries, which amounts include any euro-denominated contracts with those counterparties, are set out on pages 141 to 150.

150	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

2. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The management of risk concentration is a key part of risk management. Santander UK tracks the degree of concentration of its credit risk portfolios using various criteria, including geographic areas and countries, economic sectors, products and groups of customers.

During 2012, Santander UK’s most significant exposures to credit risk derived from:

•	the residential mortgage portfolio and unsecured personal lending portfolio in Retail Banking;

•	secured lending and derivatives exposures to companies in Corporate Banking;

•	derivatives exposure to financial institutions in Markets; and

•	the non-core corporate and legacy portfolios in Corporate Centre.

In Retail Banking, the business consists of a relatively large number of homogenous loans where a problem with one customer will have a relatively small impact. In Corporate Banking, the business consists of a relatively small number of high value balances where a problem with one customer may cause a relatively large impact.

The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK. This is a prime portfolio with total exposure of £157.3bn at 31 December 2012 (2011: £166.8bn). The unsecured personal loan portfolio comprises unsecured loans to private individuals in the UK. Total exposure stood at £2.4bn at 31 December 2012 (2011: £2.9bn). Details of the committed facilities exposure to the other portfolios are set out in the “Corporate Banking - committed facilities”, “Markets - commitments” and “Corporate Centre - exposures” sections of the Risk Management Report.

Details of credit risk mitigation techniques employed by the Santander UK group, including the holding of collateral, are set out in the “Retail Banking - mortgage credit quality and credit risk mitigation”, “Corporate Banking - Credit Risk mitigation”, “Markets - Credit Risk mitigation” and “Corporate Centre - Credit Risk mitigation” sections of the Risk Management Report.

Although the operations of Corporate Banking, Markets and Corporate Centre are based mainly in the UK, they have built up exposures to various entities around the world and are therefore exposed to concentrations of risk related to geographic area. These are further analysed below:

	2012				2011
Country	Corporate Banking %	Markets		Corporate Centre %	Corporate Banking %	Markets		Corporate Centre %
		Non derivatives %	Derivatives %			Non derivatives %	Derivatives %
UK	87	16	34	90	85	68	23	73
Peripheral eurozone	1	10	8	1	1	6	11	3
Rest of Europe	7	25	30	4	8	12	30	4
US	1	—	21	3	2	14	28	18
Other, including non-OECD	4	49	7	2	4	—	8	2

	100	100	100	100	100	100	100	100

Geographical exposures are governed by country limits set by Banco Santander, S.A. centrally and determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its gross domestic product and the type of business activities and products the Banco Santander group wishes to engage in within that country. Santander UK is constrained in its country risk exposure, within the Banco Santander group limits, and by its capital base. Detailed disclosures of the Santander UK group’s geographical exposures are set out in the preceding section “Country risk exposures”.

Santander UK plc 2012 Annual Report	151

Business and Financial Review

Risk Management Report continued

3. FINANCIAL INSTRUMENTS OF SPECIAL INTEREST

This section summarises the types of financial instruments which have been of special interest as a result of the economic environment of the last few years. The table below shows the type of financial instrument and where they are classified on Santander UK’s Consolidated Balance Sheet. It also provides cross references to the Notes to the Consolidated Financial Statements containing additional analysis of the significant assets.

Santander UK’s financial instruments which are considered to have been most affected by the current credit environment include floating rate notes (‘FRNs’), asset-backed securities (‘ABS’) (including mortgage-backed securities (‘MBS’) and Santander UK’s exposures to monoline insurers), Collateralised Debt Obligations (‘CDOs’), Collateralised Loan Obligations (‘CLOs’), loans to banks, certain credit derivatives in the Treasury asset portfolio, and off-balance sheet entities. Santander UK has no holdings in Structured Investment Vehicles.

Santander UK aims to actively manage these exposures. Additional information on Santander UK’s exposures by country is disclosed in the preceding section ‘Country Risk Exposure’.

Classification in the Consolidated Balance Sheet

The classification of these assets in Santander UK’s Consolidated Balance Sheet, and cross references to the Notes to the Consolidated Financial Statements containing additional analysis of the significant assets, is as follows:

2012	Type of Financial Instruments

	Note	FRN	ABS	CLO	Loans	OECD Govt debts	Other	Total
Balance sheet line item		£m	£m	£m	£m	£m	£m	£m
Trading assets - debt securities	14	564	—	—	—	3,917	13	4,494
Derivatives - equity & credit contracts	15	—	—	—	—	—	17	17
Financial assets designated at fair value - debt securities	16	—	328	—	—	—	235	563
Loans and advances to banks	17	—	—	—	2,438	—	—	2,438
Available-for-sale - debt securities	22	—	—	—	—	5,113	346	5,459
Loans and receivables securities	23	168	978	85	—	—	28	1,259

		732	1,306	85	2,438	9,030	639	14,230

2011	Type of Financial Instruments

	Note	FRN	ABS	CLO	Loans	OECD Govt debts	Other	Total
Balance sheet line item		£m	£m	£m	£m	£m	£m	£m
Trading assets - debt securities	14	5,768	—	—	—	2,943	—	8,711
Derivatives - equity & credit contracts	15	—	—	—	—	—	16	16
Financial assets designated at fair value - debt securities	16	—	379	—	—	—	250	629
Loans and advances to banks	17	—	—	—	4,487	—	—	4,487
Loans and receivables securities	23	515	1,142	90	—	—	24	1,771

		6,283	1,521	90	4,487	2,943	290	15,614

EXPOSURE TO OFF-BALANCE SHEET ENTITIES SPONSORED BY SANTANDER UK

Certain Special Purpose Entities (‘SPEs’) are formed by Santander UK to accomplish specific and well-defined objectives, such as securitising financial assets. Santander UK consolidates these SPEs when the substance of the relationship indicates control, as described in Note 1 of the Consolidated Financial Statements. Details of SPEs sponsored by Santander UK (including SPEs not consolidated by Santander UK) are set out in Note 20 and Note 21 to the Consolidated Financial Statements.

The only SPEs sponsored but not consolidated by Santander UK are SPEs which issue shares that back retail structured products. Santander UK’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products.

152	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

4. LOANS AND ADVANCES

The following tables categorise Santander UK’s loans and advances into three categories as:

•	neither past due nor impaired;

•	past due but not individually impaired; or

•	individually impaired.

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

	Group

2012	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,988	—	—	9,988	—	9,988
- Loans and advances to customers	7,552	—	—	7,552	—	7,552
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	3,248	—	—	3,248	—	3,248
Loans and advances to banks
- Placements with other banks	2,201	—	—	2,201	—	2,201
- Amounts due from parent	237	—	—	237	—	237
Loans and advances to customers
- Advances secured on residential property	151,784	4,384	1,142	157,310	(552)	156,758
- Corporate loans	19,801	—	3,510	23,311	(727)	22,584
- Finance leases	3,053	—	9	3,062	(40)	3,022
- Other secured advances	2,527	—	482	3,009	(169)	2,840
- Other unsecured advances	6,369	155	239	6,763	(407)	6,356
- Amounts due from fellow subsidiaries	347	—	—	347	—	347
Loans and receivables securities	1,240	—	25	1,265	(6)	1,259

Total loans and advances	208,347	4,539	5,407	218,293	(1,901)	216,392

	Company

2012	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	44	—	—	44	—	44
Loans and advances to banks
- Placements with other banks	707	—	—	707	—	707
- Amounts due from subsidiaries	97,139	—	—	97,139	—	97,139
Loans and advances to customers
- Advances secured on residential property	151,779	4,384	1,142	157,305	(551)	156,754
- Corporate loans	6,539	—	2,768	9,307	(178)	9,129
- Other secured advances	2,098	—	482	2,580	(169)	2,411
- Other unsecured advances	3,150	77	118	3,345	(185)	3,160
- Amounts due from fellow subsidiaries	13	—	—	13	—	13
- Amounts due from subsidiaries	462	—	—	462	(232)	230
Loans and receivables securities	5,922	—	25	5,947	(6)	5,941

Total loans and advances	267,853	4,461	4,535	276,849	(1,321)	275,528

Santander UK plc 2012 Annual Report	153

Business and Financial Review

Risk Management Report continued

	Group

2011	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	6,144	—	—	6,144	—	6,144
- Loans and advances to customers	6,687	—	—	6,687	—	6,687
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	4,376	—	—	4,376	—	4,376
Loans and advances to banks
- Placements with other banks	2,405	—	—	2,405	—	2,405
- Amounts due from parent	2,082	—	—	2,082	—	2,082
Loans and advances to customers
- Advances secured on residential property	161,767	4,143	937	166,847	(478)	166,369
- Corporate loans	20,746	306	850	21,902	(432)	21,470
- Finance leases	2,937	—	7	2,944	(37)	2,907
- Other secured advances	3,411	144	155	3,710	(107)	3,603
- Other unsecured advances	6,745	186	266	7,197	(509)	6,688
- Amounts due from fellow subsidiaries	32	—	—	32	—	32
Loans and receivables securities	1,756	—	21	1,777	(6)	1,771

Total loans and advances	219,088	4,779	2,236	226,103	(1,569)	224,534

	Company

2011	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	45	—	—	45	—	45
Loans and advances to banks
- Placements with other banks	1,192	—	—	1,192	—	1,192
- Amounts due from subsidiaries	89,524	—	—	89,524	—	89,524
Loans and advances to customers
- Advances secured on residential property	161,741	4,142	937	166,820	(477)	166,343
- Corporate loans	7,687	211	589	8,487	(134)	8,353
- Other secured advances	2,847	144	155	3,146	(107)	3,039
- Other unsecured advances	3,433	91	208	3,732	(249)	3,483
- Amounts due from fellow subsidiaries	27	—	—	27	—	27
- Amounts due from subsidiaries	727	—	244	971	(244)	727
Loans and receivables securities	5,187	—	21	5,208	(6)	5,202

Total loans and advances	272,410	4,588	2,154	279,152	(1,217)	277,935

Credit quality of loans and advances that are neither past due nor individually impaired

The credit quality of loans and advances that are neither past due nor individually impaired is as follows:

	Group

2012	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Trading assets
- Loans and advances to banks	9,781	190	17	9,988
- Loans and advances to customers	7,552	—	—	7,552
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	3,248	—	—	3,248
Loans and advances to banks
- Placements with other banks	2,201	—	—	2,201
- Amounts due from parent	237	—	—	237
Loans and advances to customers
- Advances secured on residential property	130,768	20,515	501	151,784
- Corporate loans	12,633	7,099	69	19,801
- Finance leases	2,701	350	2	3,053
- Other secured advances	517	1,991	19	2,527
- Other unsecured advances	813	5,426	130	6,369
- Amounts due from fellow subsidiaries	347	—	—	347
Loans and receivables securities	995	70	175	1,240

Total loans and advances	171,793	35,641	913	208,347

154	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

	Company

2012	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	44	—	—	44
Loans and advances to banks
- Placements with other banks	707	—	—	707
- Amounts due from subsidiaries	97,139	—	—	97,139
Loans and advances to customers
- Advances secured on residential property	130,764	20,514	501	151,779
- Corporate loans	79	6,398	62	6,539
- Other secured advances	88	1,991	19	2,098
- Other unsecured advances	402	2,684	64	3,150
- Amounts due from fellow subsidiaries	13	—	—	13
- Amounts due from subsidiaries	462	—	—	462
Loans and receivables securities	5,677	70	175	5,922

Total loans and advances	235,375	31,657	821	267,853

	Group

2011	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Trading assets
- Loans and advances to banks	5,647	486	11	6,144
- Loans and advances to customers	6,678	9	—	6,687
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	4,376	—	—	4,376
Loans and advances to banks
- Placements with other banks	2,405	—	—	2,405
- Amounts due from parent	2,082	—	—	2,082
Loans and advances to customers
- Advances secured on residential property	148,799	12,537	431	161,767
- Corporate loans	12,831	7,701	214	20,746
- Finance leases	2,582	351	4	2,937
- Other secured advances	1,662	1,671	78	3,411
- Other unsecured advances	972	5,580	193	6,745
- Amounts due from fellow subsidiaries	32	—	—	32
Loans and receivables securities	1,208	153	395	1,756

Total loans and advances	189,274	28,488	1,326	219,088

	Company

2011	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	45	—	—	45
Loans and advances to banks
- Placements with other banks	1,192	—	—	1,192
- Amounts due from parent	—	—	—	—
- Amounts due from subsidiaries	89,524	—	—	89,524
Loans and advances to customers
- Advances secured on residential property	148,775	12,535	431	161,741
- Corporate loans	6,843	802	42	7,687
- Other secured advances	1,387	1,395	65	2,847
- Other unsecured advances	495	2,840	98	3,433
- Amounts due from fellow subsidiaries	27	—	—	27
- Amounts due from subsidiaries	727	—	—	727
Loans and receivables securities	4,756	105	326	5,187

Total loans and advances	253,771	17,677	962	272,410

Internal measures of credit quality have been used in the table analysing credit quality, above. Different measures are applied to retail and corporate lending, as follows:

	Retail Lending		Corporate Lending

	Expected loss	Probability of default	Probability of default
Financial statements description	Unsecured(1)	Secured(2)
Good	0.0 - 0.5%	0.0 - 0.5%(3)	0.0 - 0.5%
Satisfactory	0.5 - 12.5%	0.5 - 12.5%	0.5 - 12.5%
Higher Risk	12.5%+	12.5%+	12.5%+

(1)	Unsecured consists of other unsecured advances to individuals.
(2)	Secured consists of advances to individuals secured on residential property.
(3)	Or a loan-to-value (‘LTV’) ratio of less than 75%.

Santander UK plc 2012 Annual Report	155

Business and Financial Review

Risk Management Report continued

Summarised descriptions of credit quality used in the financial statements relating to retail and corporate lending are as follows:

RATING	DESCRIPTION
Good

There is a very high likelihood that the asset will not default and will be recovered in full. The exposure has a negligible or low probability of default. Such exposure also exhibits a strong capacity to meet financial commitments and only exceptionally shows any period of delinquency.

Satisfactory

There is a high likelihood that the asset will be recovered and is therefore of no cause for concern to Santander UK. The asset has low to moderate probability of default, strong recovery rates and may typically show only short periods of delinquency. Moderate to high application scores, credit bureau scores or behavioural scores characterise this credit quality.

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

In the corporate loan portfolio, a loan or advance is considered past due when it is 90 days or more in arrears, and also when Santander UK has reason to believe that full repayment of the loan is in doubt.

	Group

2012	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,545	908	1,141	790	4,384
- Corporate loans	—	—	—	—	—	—
- Finance leases	—	—	—	—	—	—
- Other secured advances	—	—	—	—	—	—
- Other unsecured advances	40	81	12	14	8	155

Total loans and advances	40	1,626	920	1,155	798	4,539

	Company

2012	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,545	908	1,141	790	4,384
- Corporate loans	—	—	—	—	—	—
- Other secured advances	—	—	—	—	—	—
- Other unsecured advances	41	17	7	7	5	77

Total loans and advances	41	1,562	915	1,148	795	4,461

	Group

2011	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,451	899	1,121	672	4,143
- Corporate loans	—	—	—	306	—	306
- Other secured advances	—	24	25	71	24	144
- Other unsecured advances	47	81	23	24	11	186

Total loans and advances	47	1,556	947	1,522	707	4,779

	Company

2011	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,451	899	1,120	672	4,142
- Corporate loans	—	—	—	211	—	211
- Other secured advances	—	24	25	71	24	144
- Other unsecured advances	43	18	8	12	10	91

Total loans and advances	43	1,493	932	1,414	706	4,588

156	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

Impairment loss allowances on loans and advances to customers

Santander UK’s impairment loss allowances policy is set out in Note 1 of the Consolidated Financial Statements.

Restructured/refinanced loans and advances to customers

The following tables provide a breakdown of the population of loans and advances to customers which have been subject to forbearance programmes and are included in the previous tables. For further detail regarding these programmes refer to page 78.

2012	Neither past due nor impaired £m	Past due but not individually impaired £m	Individually impaired £m	Total £m	Impairment loss allowances £m	Total carrying value £m
Loans and advances to customers
- Advances secured on residential property	2,974	1,107	167	4,248	(119)	4,129
- Corporate loans	548	308	499	1,355	(188)	1,167
- Finance leases	10	—	—	10	—	10
- Other secured advances	218	66	64	348	(31)	317
- Other unsecured advances	25	21	41	87	(32)	55

Total restructured/refinanced loans and advances to customers	3,775	1,502	771	6,048	(370)	5,678

2011	Neither past due nor impaired £m	Past due but not individually impaired £m	Individually impaired £m	Total £m	Impairment loss allowances £m	Total carrying value £m

Loans and advances to customers
- Advances secured on residential property	718	1,617	261	2,596	(71)	2,525
- Corporate loans	532	278	359	1,169	(123)	1,046
- Finance leases	1	10	—	11	—	11
- Other secured advances	140	47	43	230	(20)	210
- Other unsecured advances	25	31	57	113	(48)	65

Total restructured/refinanced loans and advances to customers	1,416	1,983	720	4,119	(262)	3,857

Santander UK plc 2012 Annual Report	157

Business and Financial Review

Risk Management Report continued

5. IMPAIRMENT LOSS ALLOWANCES ON LOANS AND ADVANCES TO CUSTOMERS, AND NPLS

IMPAIRMENT LOSS ALLOWANCES ON LOANS AND ADVANCES TO CUSTOMERS

An analysis of Santander UK’s impairment loss allowances on loans and advances to customers is presented below. The geographical analysis is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. Further geographical analysis, showing the country of domicile of the borrower rather than the office of lending is contained within the “Country Risk Exposure” tables on page 140.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Observed impairment loss allowances
Advances secured on residential properties - UK	385	381	369	313	174
Corporate loans - UK	602	324	271	185	13
Finance leases - UK	6	6	2	1	—
Other secured advances - UK	159	83	55	50	37
Unsecured personal advances - UK	262	330	381	341	227

Total observed impairment loss allowances	1,414	1,124	1,078	890	451

Incurred but not yet observed impairment loss allowances
Advances secured on residential properties - UK	167	97	157	171	184
Corporate loans - UK	125	103	125	172	289
Finance leases - UK	34	31	17	1	1
Other secured advances - UK	10	24	22	12	11
Unsecured personal advances - UK	145	184	256	53	65

Total incurred but not yet observed impairment loss allowances	481	439	577	409	550

Total impairment loss allowances	1,895	1,563	1,655	1,299	1,001

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in Santander UK’s impairment loss allowances on loans and advances is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impairment loss allowances at 1 January	1,563	1,655	1,299	1,001	551
Amounts written off
Advances secured on residential properties - UK	(75)	(92)	(42)	(84)	(32)
Corporate loans - UK	(162)	(124)	(68)	—	—
Finance leases - UK	(13)	(9)	(5)	(4)	—
Other secured advances - UK	(53)	(48)	(48)	(17)	(9)
Unsecured personal advances - UK	(448)	(458)	(448)	(425)	(262)

Total amounts written off	(751)	(731)	(611)	(530)	(303)

Observed impairment losses charged against profit
Advances secured on residential properties - UK	78	104	98	223	132
Corporate loans - UK	440	178	154	172	13
Finance leases - UK	12	14	6	5	—
Other secured advances - UK	129	76	53	30	14
Unsecured personal advances - UK	379	407	488	539	239

Total observed impairment losses charged against profit	1,038	779	799	969	398

Incurred but not yet observed impairment losses charged against profit	45	(140)	(53)	(141)	(4)

Total impairment losses charged against profit	1,083	639	746	828	394

Assumed through transfers of entities under common control	—	—	221	—	359

Impairment loss allowances at 31 December	1,895	1,563	1,655	1,299	1,001

Recoveries

An analysis of Santander UK’s recoveries is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

Advances secured on residential properties - UK	2	3	1	1	1
Corporate loans - UK	—	2	12	23	—
Finance leases - UK	2	3	1	1	—
Other secured advances - UK	6	10	—	—	12
Unsecured personal advances - UK	64	56	20	30	33

Total amount recovered	74	74	34	55	46

158	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

NON-PERFORMING LOANS AND ADVANCES(1,3)

An analysis of Santander UK’s NPLs is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
NPLs that are impaired - UK	2,211	1,725	1,843	1,613	1,143
NPLs that are not impaired - UK	2,031	2,254	1,874	2,000	1,235

Total NPLs(2)	4,242	3,979	3,717	3,613	2,378

Total loans and advances to customers(3,4)	195,949	206,311	202,090	190,067	183,345

Total impairment loss allowances	1,896	1,563	1,655	1,299	1,001

	%	%	%	%	%
NPL ratio(5)	2.17	1.93	1.84	1.90	1.30
Coverage ratio(6)	45	39	45	36	42

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.
(2)	All NPLs continue accruing interest.
(3)	Accrued interest is excluded for purposes of these analyses.
(4)	Loans and advances to customers include social housing loans and finance leases, and exclude trading assets.
(5)	NPLs as a percentage of loans and advances to customers
(6)	Impairment loan loss allowances as a percentage of NPLs.

2012 compared to 2011

In 2012, the value of NPLs increased to £4,242m (2011: £3,978m) and the NPLs ratio increased to 2.17% (2011: 1.93%). NPLs increased in part due to regulatory-driven changes in the mortgage collections policy resulting in fewer NPLs returning to performing status (i.e. “curing”) and a further mortgage technical definition change of including accounts where customers who have been declared bankrupt in the last two years and are in early arrears. The change in mortgage collections policy was driven by a regulatory review of our processes, which resulted in us being required to expand our affordability assessment process to gather more detail of the customer’s financial position, which forms the basis of the final arrangement reached with the customer. As a result of this expanded process, it now takes longer to finalise a collections arrangement with a customer. The change in collection policy included tightening of forbearance policies. Whilst the rate of accounts entering NPLs did not increase, the effect of these changes was to slow the rate of improvement and cures resulting in cases remaining longer in NPLs. The remaining increase in NPLs was due to the performance of a small number of older vintage corporate loans which were acquired with Alliance & Leicester. The NPL ratio was also adversely affected by the impact of the managed reduction of the mortgage portfolio over the year. In 2012, the overall coverage ratio increased to 45% from 39% mainly due to the provision raised following the review and re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off to reflect the increasing losses experienced in these portfolios. Mortgage coverage was unchanged at 20%.

2011 compared to 2010

In 2011, the value of NPLs increased to £3,979m (2010: £3,717m) and the NPLs ratio increased to 1.93% (2010: 1.84%). NPLs increased as a result of further stress in the legacy portfolio of shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written pre 2008 and residential mortgages, where a technical definition change resulted in more cases being classified as NPLs. The additional NPLs arose from cases where the mortgage (or part of the mortgage) was still outstanding after the contractual maturity date, or where the mortgage account holder had died. When a mortgage account holder dies, the monthly installments continue to accrue (resulting in arrears), until the customer’s estate settles the outstanding mortgage and the associated arrears.

Past maturity refers to loans that have reached the maturity date when the mortgage should have been repaid but still remains outstanding. Past maturity NPLs amounted to £38m at 31 December 2011. Where an account is past maturity, interest continues to be charged at the contractual rate. Past maturity accounts are considered impaired and are reported as non-performing loans once they reach 90 days past maturity. Actions are undertaken by Collections & Recoveries to recover the overdue balance consistent with the approach to all other accounts that are 90 days overdue. For capital repayment mortgages, the only circumstances in which an account goes past maturity are because of payment arrears. These are treated as any other payment arrears. For interest-only mortgages, the failure to repay the capital at maturity can be caused by the lack of, or shortfall in, a repayment vehicle. However, there are circumstances when the lack of repayment of the full balance of the loan at maturity is not due to the inability of the borrower to repay the loan in accordance with the contractual terms. These circumstances typically occur where the lack of repayment is due to a short-term mismatch in the timing of the release of funds from a repayment vehicle through which the customer intends to repay the loan.

The overall coverage ratio decreased to 39% from 45% due to lower impairment loss allowances, offset slightly by the increase in NPLs. Despite a decrease from 2010, secured coverage remained relatively strong at 20% (2010: 22%) as a result of stable NPLs. Further analyses of NPLs are set out in the Retail Banking and Corporate Banking credit risk discussions.

Restructured/refinanced loans

At 31 December 2012, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been restructured/refinanced was £3,093m (2011: £1,932m, 2010: £1,595m).

Ratio of write-offs to average loans

	2012%	2011%	2010%	2009%	2008%
Ratio of write-offs to average loans during the year	0.37	0.36	0.31	0.27	0.20

Santander UK plc 2012 Annual Report	159

Business and Financial Review

Risk Management Report continued

RETAIL BANKING ANALYSIS OF IMPAIRMENT LOSS ALLOWANCES ON LOANS AND ADVANCES TO CUSTOMERS

An analysis of the Retail Banking impairment loss allowances on loans and advances to customers is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Observed impairment loss allowances
Advances secured on residential properties - UK	385	381	369	313	174
Finance leases - UK	6	6	2	—	—
Unsecured advances - UK	262	330	384	341	227

Total observed impairment loss allowances (1)	653	717	755	654	401

Incurred but not yet observed impairment loss allowances
Advances secured on residential properties - UK	167	97	157	171	184
Finance leases - UK	34	31	16	—	—
Unsecured advances - UK	145	183	260	53	65

Total incurred but not yet observed impairment loss allowances	346	311	433	224	249

Total impairment loss allowances	999	1,028	1,188	878	650

(1)	The Observed Impairment loss allowance consists of the required level of provisioning on accounts in early arrears as well as NPLs and hence the total can be higher than the absolute value of NPLs.

Retail Banking movements in impairment loss allowances on loans and advances

An analysis of movements in the Retail Banking impairment loss allowances on loans and advances is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impairment loss allowances at 1 January	1,028	1,188	878	650	511
Amounts written off
Advances secured on residential properties - UK	(75)	(92)	(42)	(84)	(32)
Finance leases - UK	(13)	(9)	(2)	—	—
Unsecured advances - UK	(448)	(466)	(441)	(399)	(262)

Total amounts written off	(536)	(567)	(485)	(483)	(294)

Observed impairment losses charged against profit
Advances secured on residential properties - UK	80	104	98	223	132
Finance leases - UK	12	14	4	—	—
Unsecured advances - UK	379	412	483	513	239

Total observed impairment losses charged against profit	471	530	585	736	371

Incurred but not yet observed impairment losses charged against profit	37	(123)	(12)	(25)	(20)

Total impairment losses charged against profit	508	407	573	711	351

Assumed through transfers of entities under common control	—	—	221	—	82

Impairment loss allowances at 31 December	999	1,028	1,188	878	650

Retail Banking recoveries

An analysis of the Retail Banking recoveries is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Advances secured on residential properties - UK	2	3	1	1	1
Finance leases - UK	2	3	1	—	—
Unsecured advances - UK	64	56	20	30	33

Total amount recovered	68	62	22	31	34

160	Santander UK plc 2012 Annual Report

Business and Financial Review

Risk Management Report continued

CORPORATE BANKING ANALYSIS OF IMPAIRMENT LOSS ALLOWANCES ON LOANS AND ADVANCES TO CUSTOMERS

An analysis of the Corporate Banking impairment loss allowances on loans and advances to customers is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Observed impairment loss allowances
Corporate loans - UK	336	194	122	107	44
Finance leases - UK	—	—	—	1	—
Other secured advances - UK	66	26	17	15	9

Total observed impairment loss allowances	402	220	139	123	53

Incurred but not yet observed impairment loss allowances
Corporate loans - UK	5	60	52	41	12
Finance leases - UK	—	1	1	1	1
Other secured advances - UK	—	13	11	6	6

Total incurred but not yet observed impairment loss allowances	5	74	64	48	19

Total impairment loss allowances	407	295	203	171	72

Corporate Banking movements in impairment loss allowances on loans and advances

An analysis of movements in the Corporate Banking impairment loss allowances on loans and advances is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impairment loss allowances at 1 January	295	203	171	72	33
Amounts written off:
Corporate loans - UK	(61)	(47)	(76)	—	—
Finance leases - UK	—	—	(3)	(4)	—
Other secured advances - UK	(7)	(4)	(4)	(5)	(9)

Total amounts written off	(68)	(51)	(83)	(9)	(9)

Observed impairment losses charged against profit:
Corporate loans - UK	133	102	96	92	(1)
Finance leases - UK	—	—	2	5	—
Other secured advances - UK	46	13	1	6	9

Total observed impairment losses charged against profit	179	115	99	103	8

Incurred but not yet observed impairment losses charged against/ (released into) profit	(69)	11	16	5	15

Total impairment losses charged against profit	110	126	115	108	23

Segmental asset transfer	70	17	—	—	—

Acquisition of business	—	—	—	—	25

Impairment loss allowances at 31 December	407	295	203	171	72

Corporate Banking recoveries

An analysis of Corporate Banking recoveries is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Corporate loans - UK	—	2	12	23	—
Finance Leases - UK	—	—	—	1	—
Other secured advances - UK	1	4	—	—	12

Total amount recovered	1	6	12	24	12

Santander UK plc 2012 Annual Report	161

Business and Financial Review

Risk Management Report continued

CORPORATE CENTRE ANALYSIS OF IMPAIRMENT LOSS ALLOWANCES ON LOANS AND ADVANCES TO CUSTOMERS

An analysis of Corporate Centre impairment loss allowances on loans and advances to customers is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Observed impairment loss allowances
Corporate loans - UK	266	130	147	78	(32)
Other secured advances - UK	93	57	38	35	28

Total observed impairment loss allowances	359	187	185	113	(4)

Incurred but not yet observed impairment loss allowances
Corporate loans - UK	120	43	69	131	277
Finance leases - UK	—	(1)	—	—	—
Other secured advances - UK	10	11	11	6	5

Total incurred but not yet observed impairment loss allowances	130	53	80	137	282

Total impairment loss allowances	489	240	265	250	279

Corporate Centre movements in impairment loss allowances on loans and advances

An analysis of movements in Corporate Centre impairment loss allowances on loans and advances is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Impairment loss allowances at 1 January	240	265	250	279	7
Amounts written off:
Corporate loans - UK	(100)	(70)	1	—	—
Other secured advances - UK	(46)	(44)	(44)	(12)	—

Total amounts written off	(146)	(114)	(43)	(12)	—

Observed impairment losses charged against profit:
Corporate loans - UK	305	71	63	80	14
Other secured advances - UK	82	63	52	24	5

Total observed impairment losses charged against profit	387	134	115	104	19

Incurred but not yet observed impairment losses charged against/ (released into) profit	78	(28)	(57)	(121)	2

Total impairment losses charged against profit	465	106	58	(17)	21

Segmental asset transfer	(70)	(17)	—	—	—

Acquisition of business	—	—	—	—	252

Impairment loss allowances at 31 December	489	240	265	250	279

Corporate Centre recoveries

An analysis of Corporate Centre recoveries is presented below.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Corporate loans - UK	—	—	—	—	—
Other secured advances - UK	5	6	—	—	—

Total amount recovered	5	6	—	—	—

162	Santander UK plc 2012 Annual Report

Governance

Directors

BOARD OF DIRECTORS

CHAIRMAN

Lord Burns

Lord Terence Burns (age 69) was appointed a Non-Executive Director and Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Channel 4 Television Corporation and a Non-Executive Director of Banco Santander, S.A.. His current professional roles include Non-Executive Member of the Office for Budget Responsibility and Chairman of the Governing Body of the Royal Academy of Music. He was formerly Permanent Secretary to the Treasury (1991-1998) and chaired the Parliamentary Financial Services and Markets Bill Joint Committee in 1999. He was a Non-Executive Director of British Land plc (2000-2005), Pearson plc (1999-2010) and Legal & General Group plc (1991-2001). He was also Chairman of the National Lottery Commission (2000-2001), Deputy Chairman and subsequently Chairman of Marks and Spencer Group plc (2006-2008), Chairman of Glas Cymru Cyfyngedig (Welsh Water) (2000-2010), Governor and subsequently President of the National Institute of Economic and Social Research (1998-2011), and Vice-President and subsequently President of the Society of Business Economists (1985-2012) Since the year end he has been appointed as a member of the Whistleblowing Commission.

EXECUTIVE DIRECTORS

Ana Botín

Chief Executive Officer

Ana Botín (age 52) was appointed as Chief Executive Officer on 1 December 2010. She joined the Banco Santander group in 1988, directed Banco Santander, S.A.’s Latin American international expansion in the 1990’s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury areas. Ana was Chief Executive Officer of Banco Santander de Negocios and has been a member of Banco Santander, S.A.’s Board and Executive Committee since 1989 and of its Management Committee since 1994. From 2002 to 2010, Ana was Executive Chairman of Banco Español de Credito, S.A. in Spain. Ana is a member of Mayor’s Fund for London, Founder and Vice-Chairman of Empresa y Crecimiento Foundation, which finances small and medium sized companies in Latin America, and Founder and Chairman of the Conocimiento y Desarrollo Foundation, a not-for-profit organisation which promotes the contribution of universities to economic and social development. She is also the Founder and Chairman of Empieza Por Educar Foundation, the Spanish member of the global Teach For All network.

Stephen Jones

Chief Financial Officer

Stephen Jones (age 48) was appointed as an Executive Director and Chief Financial Officer on 6 March 2012. Stephen joined Santander UK in 2011 from Barclays Bank plc where he was a Managing Director, Head of Investor Relations, served on the Governance and Control Committee for its UK Retail and Business Banking and was a member of the Regulatory and Public Policy Group. Prior to this he was Managing Director, Head of Corporate Debt Capital Markets and Equity Capital Markets and Co-Head of Corporate Investment Banking, Barclays Capital EMEA. Before joining Barclays in 2002, he was Managing Director, Derivatives Origination & Structuring at Schroders (later Schroder Salomon Smith Barney) where he spent 14 years in a number of different roles. He qualified as a solicitor in 1988.

Steve Pateman

Head of UK Banking

Steve Pateman (age 49) was appointed as an Executive Director on 1 June 2011 responsible for Corporate, Commercial and Business Banking. On 6 March 2012, Steve was appointed Head of UK Banking and assumed additional responsibility for Retail Banking and Retail Products and Marketing. Steve joined the Company in June 2008 as Head of UK Corporate and Commercial Banking and an Executive Committee member. Previously he worked at National Westminster Bank plc and The Royal Bank of Scotland plc where he was CEO of Business Banking, Managing Director of Commercial Banking and Managing Director of Corporate Banking. Steve has also worked on a variety of financings, restructurings, capital market and equity issues during his time in NatWest Markets where he specialised in the leisure and retail sectors.

José María Nus

Chief Risk Officer

José María Nus (age 62) was appointed as an Executive Director and Chief Risk Officer on 17 March 2011 and is responsible for the Risk Division. Previously, José María was Chief Risk Officer at Banco Español de Credito, S.A., where he was a member of the Board and member of the Executive Committee. Prior to joining Banco Español de Credito, S.A. he held senior positions at Bankinter, S.A. and Banco de Negocios Argentaria, S.A. where he was Managing Director of Risk. José María is also a Member of the Board of Catalana di Economia, a Barcelona based academic think tank.

Santander UK plc 2012 Annual Report	163

Governance

Directors continued

NON-EXECUTIVE DIRECTORS

Juan Rodríguez Inciarte

Deputy Chairman

Juan Inciarte (age 60) was appointed Non-Executive Director on 1 December 2004. He is currently Head of Strategy for Banco Santander, S.A., a member of the Boards of Banco Banif, S.A., Santander Consumer Finance S.A., and Banco Santander’s International Advisory Board. Juan joined Banco Santander, S.A. in 1985 and has served as Head of Retail Banking, Head of Wholesale, Corporate Banking and Head of Santander Consumer Finance. He was also Head of Treasury and Markets and Senior Vice President of the Risk Management division. He has been deeply involved in Banco Santander’s global expansion, holding such positions as Head of the Former International Division and Head of the European Alliances. He was a Director of The Royal Bank of Scotland plc and National Westminster Bank plc (1998-2004) and has served on the Board of Directors of RFS Holdings, First Fidelity Bancorp and First Union Corporation (now part of Wells Fargo), San Paolo - IMI in Italy, Sovereign Bancorp in the US (2006-2008), NIBC Bank N.V. in The Netherlands (2005-2007), ABN AMRO Holding N.V. and Compañía Española de Petróleos, S.A. of Spain (1999-2009). Juan is also Chairman of the US-Spain Council, Member of the Spain-Japan Council Foundation, Member of the Board of Trustees of the Carlos V International Centre of the Autonomous University of Madrid and a Fellow of The Chartered Institute of Bankers in Scotland.

Roy Brown

Roy Brown (age 66) was appointed Non-Executive Director on 21 October 2008. He was previously a Non-Executive Director and Deputy Chairman (2007-2008) and subsequently acting Chairman (2008) of Alliance & Leicester plc. Formerly, he was an Executive Director of Unilever plc and NV (1992-2001) where he held a variety of executive roles, managing businesses in Europe, Africa, and the Middle East; Chairman and a Non-Executive Director of GKN plc (1996-2012), Senior Independent Non-Executive Director of HMV Group (2002-2009) and Chairman and Non-Executive Director Thus Group plc (2001-2004). He was also a Non-Executive Director of Brambles Industries plc (2001-2006), the British United Provident Association Ltd (BUPA) (2001-2006) and the Franchise Board of Lloyd’s of London (2003-2008). Roy is a Chartered Engineer, Graduate of the Harvard Business School and has been a Member of the CBI International Advisory Board, the DTI Industrial Development Advisory Board and Director of UK South Africa Business Association.

José María Carballo

José María Carballo (age 68) was appointed Non-Executive Director on 1 December 2004. He is Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Vista Capital Expansion S.A. S.G.E.C.R., Director Santander Real Estate S.A. and Director of Teleférico Pico del Teide S.A.. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (UK). He was Executive Vice President of Banco Santander, S.A. (1989-2001) and Chief Executive Officer of Banco Santander de Negocios (1989-1993) and Star Capital Partners Limited (2001-2005). Until 1989, he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.

Bruce Carnegie-Brown

Bruce Carnegie-Brown (age 53) was appointed Non-Executive Director on 1 October 2012. He is also Chairman of Aon UK Limited, Senior Independent Director of Close Brothers Group plc, Senior Independent Director of Catlin Group Limited, and a Non-Executive Director of Moneysupermarket.com Group plc. Previously, Bruce was Managing Partner of 3i Group (2007-2009), CEO of Marsh Limited and President and CEO of March Europe (2003-2006); Managing Director of JP Morgan (1985-2003), including roles as Senior Credit Officer EMEA (1995-1997), Chairman and CEO of JP Morgan Securities Asia (1998-2000) and Head of European and Asian Debt Capital Markets (2000-2003). He is also Trustee of the Shakespeare’s Globe Trust and a past Chairman of the Institute of Financial Services School of Finance.

Antonio Escámez

Antonio Escámez (age 61) was appointed Non-Executive Director on 1 October 2012. He is also Chairman of Fundación Banco Santander, a Member of the Banco Santander International Advisory Board, Chairman of Santander Consumer Finance S.A., Chairman of Openbank S.A., Chairman of Arena Media Communications, Vice Chairman of Grupo Konnectanet S.L., Chairman of the Spain-India Council Foundation and Vice Chairman of Attijariwafa Bank. Antonio was formerly a Banco Santander, S.A. Director and Executive Committee member (2001-2012). He was also a member of the Group Risk Committee and Group Technology Committee.

José María Fuster

José María Fuster (age 54) was appointed Non-Executive Director on 1 December 2004. He is the Banco Santander Group Technology and Operations Managing Director and a Group Executive Committee member. He was appointed as Chief Information Officer of Banco Santander, S.A. in 2003 and is responsible for providing the technological and operational systems that support the Banco Santander group’s accounting and risk functions. José Maria is a Non-Executive Director of Banco Español de Credito, S.A., Santander Holding USA Inc., Santander Consumer Holding GmBh and a Director of Ingeniería de Software Bancario (ISBAN). He started his professional career with International Business Machines, S.A. and Arthur Andersen as a consultant. He has also worked for Citibank España, S.A. and National Westminster Bank plc.

Rosemary Thorne

Rosemary Thorne (age 61) was appointed Non-Executive Director on 1 July 2006. She is also a Non-Executive Director on the Board of Smurfit Kappa Group plc. Rosemary was Group Finance Director of Ladbrokes plc until April 2007, Non-Executive Director of Cadbury Schweppes plc until September 2007 and Senior Independent Director on the Board of Virgin Radio Holdings Limited until June 2008. Previously, she was Group Financial Controller of Grand Metropolitan Public Limited Company (prior to its merger with Guinness plc to become Diageo plc) and spent almost eight years as the Group Finance Director of J Sainsbury plc. She joined the Board of Bradford & Bingley plc in 1999 as Group Finance Director, initially working on its demutualisation and flotation, resulting in a place in the FTSE 100 Index in December 2000. She remained in this role for a further five years. She was a member of the Financial Reporting Council and Financial Reporting Review Panel for nine years and a member of The Hundred Group of Finance Directors Main Committee for 15 years.

164	Santander UK plc 2012 Annual Report

Governance

Corporate Governance Report

CORPORATE GOVERNANCE STATEMENT

The narrative reporting in these financial statements has been enhanced from prior years to bring its disclosures more in line with those required of a premium listed company. The Company will continue to enhance its reporting in the coming years in order to report fully as if it were a premium listed company, in readiness for any IPO.

Santander UK plc (the ‘Company’) is a UK subsidiary of Banco Santander, S.A., a Spanish company which has its registered office at Paseo de Pereda 9-12, Santander, Spain. Although the Company’s ordinary shares are not listed on the London Stock Exchange (‘LSE’) the Company is subject to the Listing Rules and the Disclosure & Transparency Rules of the FSA because it has preference shares listed on the LSE. As a result of having only preference shares listed, the Company is not required to make certain disclosures that are normally part of the continuing obligations of premium listed companies in the UK. However, the Company is committed to achieving high standards of corporate governance and, whilst not obliged to do so, seeks to comply with the UK Corporate Governance Code as updated in 2012 and issued by the Financial Reporting Council (the ‘Code’) in a manner appropriate for its ownership structure.

Whilst the Company is a subsidiary of Banco Santander, S.A. the Company’s corporate governance model ensures that the Board and the management of the Company make their own decisions on liquidity, funding and capital, having regard to what is appropriate for the Company’s business and strategy.

Statement of compliance with the UK Corporate Governance Code

The Board confirms that, for the financial year ended 31 December 2012, the Company has applied the majority of the Main Principles and relevant provisions of the Code appropriate to its ownership structure. The Chairman’s Statement on page 6 together with this Report and the reports of the Board Committees on pages 168 to 180 describe how the Company has applied its corporate governance model during the year.

The Board

On 14 March 2013, the Board comprised the Chairman, four Executive Directors, four Independent Non-Executive Directors and three group Non-Executive Directors representing the parent company, Banco Santander, S.A.. Stephen Jones, the Company’s Chief Financial Officer, was appointed to the Board on 6 March 2012. Bruce Carnegie-Brown and Antonio Escámez were appointed to the Board as Non-Executive Directors on 1 October 2012. Short biographies of each Director, which illustrate the range of their experience and qualifications, are set out on pages 163 and 164. The Board is satisfied that the Chairman and those Directors who have external directorships have sufficient time available to discharge their responsibilities and to be effective members of the Board.

Lord Burns (Chairman), who was independent on appointment, leads the Board and Ana Botín (Chief Executive Officer) is responsible for implementing corporate strategy and overall management of the business. The division of responsibilities between the Chairman and Chief Executive Officer have been set out in writing and agreed by the Board. The Board considers that, at the current time, it is of an appropriate size to oversee the Company’s business, with a structure that ensures that no individual or group dominates the decision-making process.

The Board has determined that Roy Brown, Jose Maria Carballo and Rosemary Thorne, who served as Non-Executive Directors throughout the year and up to the date of this report, together with Bruce Carnegie-Brown who was appointed on 1 October 2012, meet the independence criteria set out in the Code.

The Board’s role

The Board is collectively responsible to the shareholders for the long-term success of the Company. The Board manages the Company through a formal schedule of matters reserved for its decision. Such matters include setting corporate strategy; agreeing risk appetite and policies; approving major capital expenditure, acquisitions and disposals; and agreeing the annual budget and business plans. The Company has a schedule of matters delegated to the Chief Executive Officer. Such matters include implementation of strategy and risk appetite, approval of new business in accordance with the overall strategy, approval of capital expenditure, capital management and credit risk and approval of contracts and agreements.

Directors

All Directors have access to the advice and services of the Company Secretary and General Counsel and may take independent professional advice at the Company’s expense where necessary. All new Directors receive induction training on joining the Board, which is tailored to meet the needs of the individual. The induction programme is supplemented by ongoing training and development.

The Company does not require the Directors to offer themselves for re-election every year nor that new Directors appointed by the Board offer themselves for election at the next Annual General Meeting following their appointment.

Details of the Directors’ remuneration, long-term incentives and the interests of their immediate families in the Company are shown in the Remuneration Report on pages 179 to 180.

Santander UK plc 2012 Annual Report	165

Governance

Corporate Governance Report continued

Attendance at Board meetings

Director	Meetings eligible to attend	Meetings attended
Lord Burns (Chairman)	18	18
Ana Botín	18	17
Roy Brown*	18	16
Jose Maria Carballo*	18	17
Bruce Carnegie-Brown (appointed to the Board on 1 October 2012)	4	4
Antonio Escámez (appointed to the Board on 1 October 2012)	4	4
Jose Maria Fuster	18	17
Juan Rodriguez Inciarte	18	16
Stephen Jones (appointed to the Board on 6 March 2012)	15	15
Jose Maria Nus	18	16
Steve Pateman	18	15
Rosemary Thorne*	18	17

*	Roy Brown, Jose Maria Carballo and Rosemary Thorne did not attend a meeting relating to Non-Executive Directors’ fees in order to avoid a conflict of interest.

The Board had 11 scheduled and seven additional meetings during the year. The Directors’ attendance at Board meetings is set out in the table above. The attendance of Directors at meetings of committees of which they are members is shown within the relevant committee report below. Directors have also attended regular Board briefing and training sessions during the year.

Directors’ conflicts of interest

The Companies Act 2006 provides that a Director must avoid situations where he can have a direct or indirect interest that conflicts or might conflict with the interests of the Company (‘situational conflicts’). The Company’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts.

The Board confirms that such powers have been operated effectively and that a formal system for Directors to declare their interests and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Secretariat Department.

Board Committees

The Board delegates specific responsibilities to Board Committees, the activities of which are set out in the reports of each Board Committee below. The role and responsibilities of each Board Committee are set out in formal Terms of Reference, which are reviewed at least annually. The Committees’ full Terms of Reference will be made available on the Company’s website www.aboutsantander.co.uk during 2013, and are available from the Company Secretary and General Counsel on request. The Board Committees make recommendations to the Board as they see fit, as contemplated by their Terms of Reference. The Chairman of each Committee reports to the Board after each meeting on the matters discussed and the minutes of each meeting are provided to the Board for information.

Board effectiveness and evaluation

The Board composition and the experience of the Directors contribute greatly to the effectiveness of the Board. In order to maintain its effectiveness, the composition of the Board and its committees is kept under review, together with succession planning. The Company is currently identifying a suitable firm to conduct an external evaluation of Board effectiveness. As part of this process, it is expected that a formal evaluation of the Board will be conducted during 2013.

166	Santander UK plc 2012 Annual Report

Governance

Corporate Governance Report continued

New York Stock Exchange (‘NYSE’) Corporate Governance – differences in UK and NYSE corporate governance practice

The Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary Abbey National Treasury Services plc (‘ANTS’). As this guarantee includes NYSE-listed debt securities, the Company is required to comply with NYSE corporate governance listing standards. Under the NYSE corporate governance listing standards the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. We believe the following to be the significant differences between our current corporate governance practices and those applicable to US companies under the NYSE listing standards.

Under the NYSE listing standards, Independent Directors must comprise a majority of the Board. Our Board is currently comprised of a Chairman (who is also a Non-Executive Director), four Executive Directors (including the Chief Executive Officer) and seven Non-Executive Directors. Four of the Non-Executive Directors are independent as defined in the NYSE listing standards. The other three Non-Executive Directors are not independent as they are representatives of the parent company, Banco Santander, S.A..

The NYSE listing standards require that US listed companies have a nominating or corporate governance committee composed entirely of Independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, established on 27 September 2011, which leads the process for Board appointments. This committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. The following Directors make up the Board Nomination Committee: Lord Burns, Ana Botín, Roy Brown, Rosemary Thorne and Juan Inciarte. Of these Directors, Roy Brown and Rosemary Thorne are Independent Non-Executive Directors.

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

The NYSE listing standards require that US listed companies have a compensation committee composed entirely of Independent Directors and with a written charter addressing certain corporate governance matters. The Board Remuneration Oversight Committee was established with effect from 1 January 2010. Under its written Terms of Reference, this committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. The Board Remuneration Oversight Committee is made up of four Independent Non-Executive Directors: Roy Brown (Chairman), José María Carballo, Bruce Carnegie-Brown and Rosemary Thorne.

The NYSE listing standards require that US listed companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Exchange Act of 1934, as amended, with a written charter addressing certain corporate governance matters, and whose members are all independent. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. The Company does have a Board Audit Committee composed of four Independent Non-Executive Directors: Rosemary Thorne (Chairman), José María Carballo, Bruce Carnegie-Brown and Roy Brown. However the scope of the Board Audit Committee’s Terms of Reference as well as the duties and responsibilities of such committee are more limited than that required of audit committees under the NYSE listing standards. For example, the Board Audit Committee does not provide an audit committee report as required by the NYSE listing standards to be included in the Company’s annual proxy statement.

The NYSE listing standards require that US listed companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE listing standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chairman. The most recent Board effectiveness review occurred in the first quarter of 2012 and an external evaluation is contemplated for 2013.

A Chief Executive Officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE listing rules applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

In addition, as a wholly-owned subsidiary of an NYSE-listed company, the Company is exempt from two NYSE listing standards otherwise applicable to foreign listed companies as well as US listed companies. The first requires the CEO of any NYSE-listed foreign company to notify promptly the NYSE in writing after any executive of the issuer becomes aware of any material non-compliance with any applicable NYSE corporate governance standards. The second requires NYSE-listed foreign companies to submit executed Written Affirmations annually to the NYSE.

Approval

This report was approved by the Board and signed on its behalf by:

Karen M. Fortunato
Company Secretary and General Counsel
14 March 2013

Santander UK plc 2012 Annual Report	167

Governance

Corporate Governance Report continued

REPORT OF THE BOARD NOMINATION COMMITTEE

Membership and attendance

Member	Meetings eligible to attend	Meetings attended
Lord Burns (Chairman)	5	4
Ana Botín	5	4
Juan Inciarte	5	5
Roy Brown	5	5
Rosemary Thorne	5	5

The Board Nomination Committee meets as required and met five times during the year. The members of the Board Nomination Committee and attendance at meetings held during the year are shown in the table above.

Key responsibilities

The Board Nomination Committee has been delegated the following key responsibilities by the Board:

•

lead the process for Board appointments, including the identification, nomination and recommendation of candidates for appointment to the Board through regularly reviewing the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board;

•	give full consideration to succession planning for Directors and other senior executives, taking into account the challenges and opportunities facing the Company and the Santander UK group;

•	review the results of the Board performance evaluation process that relate to the composition of the Board; and

•	review annually the time commitment required from Non-Executive Directors.

The Board Nomination Committee’s full Terms of Reference will be made available on the Company’s website www.aboutsantander.co.uk during 2013.

Overview of 2012

During the year, the Board Nomination Committee reviewed the structure, size and composition of the Board and Board Committees, looking at the need to refresh the Board, the balance and diversity of skills and experience on the Board and planning ahead for any retirements.

The Board Nomination Committee undertook a skills analysis to identify the skills likely to be required in the future, in line with the Company’s overall structure. Following this, it considered and recommended changes to the Board composition during the year. Bruce Carnegie-Brown and Antonio Escámez were appointed as Non-Executive Directors with effect from 1 October 2012. The Board Nomination Committee utilised Egon Zehnder as independent external search consultants in respect of the appointment of the most recent Independent Non-Executive Director and will do so in the future, as appropriate.

The Board Nomination Committee reviewed the senior leadership needs of Santander UK to enable it to compete effectively in the marketplace. The Board Nomination Committee also reviewed the processes and methodology in place for succession planning for both Board and senior management.

Whilst reviewing the skill sets and composition of the Board the Board Nomination Committee has remained mindful of Lord Davies’ report, “Women on Boards”, published in 2011 which set an inspirational target of 25% female representation on Boards of FTSE 100 companies by 2015. At 31 December 2012 (and at the date of this report), 17% of the Board was female. This demonstrates the Company’s commitment to ensuring that its Board is sufficiently well balanced in terms of skill, experience and diversity, to run the Company successfully.

Planned activities for 2013

For 2013, the Board Nomination Committee will continue to review and monitor the composition of the Board and Board Committees against the Company’s skills and experience requirements and overall strategic direction. The Board Nomination Committee will also consider a shortlist of external evaluators of Board effectiveness, with a view to appointing a firm to undertake a review during 2013. The scope of the review is yet to be finalised.

168	Santander UK plc 2012 Annual Report

Governance

Corporate Governance Report continued

REPORT OF THE BOARD AUDIT COMMITTEE

Membership and attendance

Member	Meetings eligible to attend	Meetings attended
Rosemary Thorne (Chairman)	11	11
Roy Brown	11	11
Jose Maria Carballo	11	11
Bruce Carnegie-Brown (appointed on 1 October 2012)	4	4

During the year, the Committee had nine scheduled meetings and two additional meetings. The members of the Board Audit Committee and attendance at meetings held during the year are shown in the table above. As required by the Committee’s Terms of Reference the Board considers all members of the Committee to be independent. The Board has determined that Rosemary Thorne has the necessary qualifications and experience to qualify as a Board Audit Committee financial expert. The Board has made this determination based in part on Rosemary Thorne’s experience; with 15 years of experience as a Finance Director of FTSE 350 Index Companies, and membership on the Financial Reporting Review Panel and the Hundred Group of Finance Directors Main Committee. There is common membership with the Board Risk Committee, which ensures that there is an ongoing exchange of information on internal controls and risk management between the two committees given the overlap in areas of responsibility.

Key responsibilities

The Board Audit Committee has been delegated the following key responsibilities by the Board:

•	monitor and review the integrity of the financial reporting: ensuring the appropriateness of the significant financial reporting issues and the clarity of disclosures in the narrative reporting;

•	monitor and review the effectiveness of the Company’s Internal Audit function;

•	monitor and review the External Auditors’ performance and ensure objectivity and independence is safeguarded in relation to non-audit services; and

•	ensure the adequacy of the Company’s Whistleblowing arrangements.

The Board Audit Committee’s full Terms of Reference will be made available on the Company’s website www.aboutsantander.co.uk during 2013.

Overview of 2012

2012 was the Board Audit Committee’s first year as a standalone audit committee separate from the Board Risk Committee, which allowed it to focus its activities, the details of which are set out below.

The Board Audit Committee’s main area of activity was the Company’s financial reporting cycle, primarily the annual report, the half-yearly financial report, and the quarterly management statements and related management representation letters. The Board Audit Committee also considered all changes to accounting treatments and significant management judgements.

In conjunction with the Board Risk Committee, the Board Audit Committee had oversight of the internal audit function to ensure its independence and effectiveness in the context of the Company’s overall risk management framework. The Board Audit Committee discharged its responsibilities by reviewing and challenging the Internal Audit Plan and Audit Reports provided to it. In addition, an independent review of the effectiveness of the internal audit function and its activities was carried out during the year.

The Board Audit Committee oversees the work and retention of the Company’s external auditor and pre-approves the payment of fees for all audit and non-audit work. The Board Audit Committee ensures the independence of the external auditor through maintaining and keeping under review a robust non-audit services policy, to limit the scope of services the external auditors may provide. The Committee also meets with the external auditors in private session at each meeting.

The Board Audit Committee received regular reports from Legal and Secretariat and Compliance on such matters as litigation cases, internal fraud, the key conduct and non-financial regulatory risks and Whistleblowing matters. During the year, the Committee oversaw an evaluation of the Whistleblowing procedure and as a result changes will be made, including the selection of a new service provider.

Planned activities for 2013

For 2013, the Board Audit Committee will continue to focus on the financial reporting cycle to ensure the robustness of the financial reporting process. In addition, the Board Audit Committee will continue to consider the impact of general industry conditions and the regulatory environment on its remit.

Santander UK plc 2012 Annual Report	169

Governance

Corporate Governance Report continued

REPORT OF THE BOARD RISK COMMITTEE

Membership and attendance

Member	Meetings eligible to attend	Meetings attended
Bruce Carnegie-Brown (Chairman)(1)	3	2
Rosemary Thorne(2)	12	12
Roy Brown	12	12
Jose Maria Carballo	12	12

(1)	Joined the Board and Committee on 1 October 2012 and became Chairman of the Committee on 1 January 2013.
(2)	Chairman of the Committee for the year ended 31 December 2012.

During the year, the Board Risk Committee held ten scheduled meetings and two additional meetings. The members of the Committee and attendance at meetings held during the year are shown in the table above. All members are Independent Non-Executive Directors as required by the Terms of Reference. In addition, there is common membership with the Board Audit Committee, which ensures that there is an ongoing exchange of information on internal controls and risk management between the two Committees given the overlap in areas of responsibility.

Key responsibilities

The Board Risk Committee has been delegated the following key responsibilities by the Board:

•	reviewing the risk management framework and recommending it to the Board for approval;

•	advising the Board on the Company’s overall risk appetite, tolerance and strategy;

•	overseeing and advising the Board on the current risk exposures of the Company and future risk strategy; and

•	reviewing the effectiveness of the risk management systems and internal controls.

The Board Risk Committee’s full Terms of Reference will be made available on the Company’s website www.aboutsantander.co.uk during 2013.

Overview of 2012

2012 was the first year of operation for the standalone Board Risk Committee following its separation from the Board Audit Committee. This separation has enabled dedicated focus on risk issues and has further enhanced the oversight of the Company’s risk management and internal controls.

The Board approved an enhanced Risk Management Framework (the “Risk Framework”) for the Company in 2012 following detailed review and recommendation by the Board Risk Committee. There were a number of work streams involved in the implementation of the Risk Framework and progress has been overseen by the Board Risk Committee on behalf of the Board. Further information on risk management and the Risk Framework is given in the Risk Management Report on pages 63 to 70.

The Board Risk Committee also considered and recommended to the Board a revised risk appetite, together with risk appetite principles and statements, and a new liquidity risk appetite.

As part of implementing the new Risk Framework, reporting to the Committee was strengthened and enhanced in 2012. The Committee received monthly reports from the Risk Oversight Function which enabled it to oversee the performance of the Company’s financial and non-financial risks against risk appetite, monitor key risk issues and keep under review emerging themes which may impact on the Company’s strategy. The Board Risk Committee reviews and challenges the risk management information provided to it, seeking further reports from the Risk Oversight Function, others responsible for control of risk, and business functions, as necessary. Where any material transactions were considered, the Committee assessed and challenged the risk aspects and reported to the Board on its findings.

The Board Risk Committee has kept under review the effectiveness of the Company’s internal controls and risk management systems during the course of the year and has reviewed and approved the statements included in the annual report concerning internal controls and risk management.

Planned activities for 2013

During 2013, the Board Risk Committee will continue to review and monitor the Company’s Risk Framework and ensure that risk awareness continues to be fully embedded into the culture of the Company. In addition, the Board Risk Committee will keep under review the Company’s financial and non-financial risk performance against the new risk appetite and ensure that it continues to challenge management on risk-related issues and to receive appropriate management information to enable it to discharge its duties.

170	Santander UK plc 2012 Annual Report

Governance

Directors’ Remuneration Report

Introduction and Summary Statement

On behalf of the Board, I am pleased to present the Remuneration Report for the year ended 31 December 2012. The Company’s approach to remuneration in 2012 was set against its performance (encouraging divisions to achieve better results than budget) and took into account the qualitative assessments of results and enterprise risks. During 2012, the Company delivered an increase in profit after tax of 4% to £939m, whilst further strengthening the balance sheet with a Core Tier 1 capital ratio of 12.2%. This was a sound financial and business performance in the context of the economic and regulatory backdrop of the UK. Despite these continuing headwinds, we believe Santander UK is well positioned for the year ahead.

TRANSPARENCY

The Company has always sought to be transparent in remuneration reporting and has constructively engaged with recent initiatives in this respect, e.g. the ‘Project Merlin’ voluntary reporting disclosures and HM Treasury’s recommendations on Bank Executive Remuneration Disclosures. Considering the UK Government’s proposed regulations in respect of executive remuneration reporting generally, the report includes certain additional disclosures to ensure the continued transparency of the Company’s approach to remuneration.

We welcome proposals for increased transparency and continue to take best practice guidelines into account in preparing this report. Although the Department for Business, Innovation and Skills (‘BIS’) has not yet finalised its proposals, we believe that the approach taken by the Company this year will leave us well placed to address any changes.

HIGHLIGHTS

The Board Remuneration Oversight Committee (‘the Committee’), together with input from the Board, has continued to focus on ensuring that Santander UK’s remuneration policies and practices remain compliant, aligned to best-practice and competitive with our peers.

Throughout 2012, the Committee was engaged in constructive debate and discussion with the Company to challenge the Company’s senior management to provide assurance and comfort that the Company was delivering on its stated remuneration policies and practices whilst meeting the expectations and challenges of its stakeholders, including its lead regulator. In particular, the Committee:

•	undertook its annual review of remuneration philosophy and practice to ensure that the overall remuneration structure continues to promote the Company’s business strategy;

•

instructed a comprehensive remuneration governance review to ensure that all of the Company’s remuneration policies and processes remained compliant with all of law, regulation and best practice as well as aligned to the Company’s objectives and values. This included, in part, a review of the Company’s gap analysis to assess the Company’s compliance with the FSA’s Remuneration Code;

•

approved the Company’s bonus proposals for both the Company’s senior management group and those employees who have been identified as meeting the FSA’s criteria for Code Staff subject to the mandatory requirements of the FSA Remuneration Code;

•

commissioned and reviewed the outputs from a review undertaken by McLagan (Aon) Limited as to the remuneration structures for the Global Banking & Markets Division including the relevant variable pay policies and practices;

•	reviewed the Company’s risk-adjustment metrics in the light of regulatory requirements, resulting in approval of the Company’s Bonus Pool Risk Adjustment Framework;

•	approved the proposal for the Company to operate a 2012 Sharesave Scheme, which was approved by shareholders of Banco Santander, S.A. at their Annual General Meeting held on 30 March 2012;

•	considered, and approved, the remuneration disclosures proposed in the Company’s Annual Report and Accounts;

•	approved the Company’s annual process and criteria for Code Staff identification; and

•	reviewed and approved the Company’s annual Remuneration Policy Statement provided to the FSA.

Santander UK plc 2012 Annual Report	171

Governance

Directors’ Remuneration Report continued

OUR CHALLENGES

Throughout 2012, the Committee was mindful of the regulatory environment and the context in which the Company conducts its business. We have monitored closely the pronouncements from the Company’s lead regulator and the UK Government in respect of remuneration, particularly those applicable to the financial services industry and those relevant to executive pay more generally. We continue to support remuneration practices that encourage financial stability as well as, strong risk management processes and behaviors. We have also met the more extensive disclosure requirements imposed by the European Union, the Bank of Spain and the UK Financial Services Authority (‘FSA’). In this regard, the Committee received regular updates from its independent adviser, PricewaterhouseCoopers LLP, on the domestic and international regulatory agenda applicable to remuneration related matters and particular regulatory areas of focus.

Banco Santander S.A. is reviewing its use of a global group long-term incentive plan (‘LTIP’) and no new LTIP awards were granted to UK employees during 2012. Otherwise, for all other bonus and incentive schemes in operation in the UK, there were no material changes to the basic operation of any schemes. For the 2012 performance year, we introduced an Enterprise Wide Risk Review to take place as part of the bonus pool calculations for all schemes. This took the form of a holistic review of all financial and non-financial risks considered by the Committee after the initial bonus pool calculations had taken place, with the ability for the Committee to reduce all bonus pools by up to 100%. There could not have been any upside adjustment.

There were no changes to the composition of the Board as regards Executive Directors other than the appointment of Stephen Jones, Chief Financial Officer.

PRIORITIES FOR 2013

As the remuneration regulatory market continues to introduce more detailed and prescriptive rules, it is key that the Committee devotes appropriate time to ensuring that these regulations are met and that they have the relevant understanding of the business to ensure that this is done in a way that continues to support the Company’s objectives. In addition, the Committee expects important remuneration issues to continue to be brought before them for approval. The Committee looks forward to continuing to:

•	support the Company’s strategy, ensuring compliance with the dynamic regulatory environment;

•	review remuneration policy in line with any movement in the approach of the Company’s peers;

•	participate in the national debate on what future remuneration structures and reporting should look like;

•	differentiate for performance through pay and not rewarding failure or over-rewarding mediocrity; and

•	constructively engaging with the Company on suitable arrangements for future long-term share incentive plans.

The Committee expects to review appropriate options for future long-term incentive arrangements in 2013. We are not proposing any other changes to Executive Director remuneration arrangements in 2013. However, we will continue to monitor our approach to pay against the backdrop of evolving regulation and the wider climate on executive pay, to ensure that remuneration remains simple, and aligned with our strategy.

ENGAGEMENT

The Committee will continue to be mindful of the interests of the Company’s stakeholders. In particular, the Committee pays close attention to the pay and conditions of all our employees. The Committee is kept informed on a regular basis on:

•	Salary increases for the general employee population;

•	Company-wide benefit provision; and

•	Overall spend on annual incentives.

Whilst the Company does not directly consult with employees as part of the process of reviewing executive pay, the Committee does receive updates and feedback from the Company’s annual employee opinion surveys and takes that into account.

Despite 2012 being a challenging year for the banking industry generally, the Company continued to invest in the business and its people. The pay agreement reached in the first quarter of 2012 with the Company’s recognised trade unions was an award worth a maximum of 2.7% for a successful performer, which was over 17% higher than the most competitive 2012 pay settlement across the other main UK banks. In addition, the 2012 pay matrix was designed to reinforce the link between performance and reward, and benefit colleagues who were lower in the salary range.

In 2012, the salaries of the Executive Directors were reviewed, but no increase was awarded, save for an out-of-cycle review of Steve Pateman’s salary as a result of a significant change in his role.

I hope you will find this summary clear and informative.

Roy Brown
Chairman of the Board Remuneration Oversight Committee

172	Santander UK plc 2012 Annual Report

Governance

Directors’ Remuneration Report continued

DIRECTORS’ REMUNERATION REPORT

This Report has been prepared on behalf of the Board by the Board Remuneration Oversight Committee (‘the Committee’) in accordance with Schedule 8 of the Companies Act 2006 (Amendment) (Accounts and Reports) Regulations 2008. Furthermore, as a result of only having preference shares listed on the London Stock Exchange, the Company is not required to make certain disclosures that are normally part of the continuing obligations of an equity listed company in the UK. However, a number of voluntary disclosures have been presented in this Directors’ Remuneration Report relating to remuneration. In addition, the Company complies with the remuneration disclosure requirements in the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms (see pages 194 to 198).

The Company has also chosen to adopt as many as practicable of the proposed provisions under the draft Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 ahead of the legislation becoming effective. Because the Company is not fully quoted (as defined by the Companies Act 2006) some of the expected requirements have no practical relevance or benefit to increasing pay transparency and have not been included.

As required by the Companies Act 2006, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

REMUNERATION POLICY

Role of the Board Remuneration Oversight Committee

The Committee was established with effect from 1 January 2010. The Committee operates according to formal Terms of Reference which are reviewed regularly in light of best practice and to take into account legal, regulatory and corporate governance developments.

The Committee is primarily responsible for overseeing and supervising the Banco Santander group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. It provides governance and strategic input into the Company’s executive and employee remuneration and reward activities. No Director plays a part in any discussion about his or her own remuneration. The Committee’s full Terms of Reference will be made available on the Company’s website www.aboutsantander.co.uk during 2013.

External consultants

In January 2012, PricewaterhouseCoopers LLP (’PwC’) were appointed by the Committee to provide independent professional advice to the Committee and throughout 2012, the Committee’s work was supported by them. During 2012, PwC provided additional professional services to the Company. The Committee was not involved in the recommendation of their appointment and is satisfied there is no conflict with their role as independent advisers to the Committee.

Remuneration principles

The Company’s success depends upon the performance and commitment of talented employees. Our remuneration policies are designed to attract, retain and motivate high calibre individuals to deliver our business strategy and reinforce our values in the context of a clearly articulated risk appetite and a Company-wide framework, under which we apply a consistent approach to reward for all employees. The Committee will want to ensure that individual remuneration packages are structured to align rewards with the performance of the Company. In this regard, our approach:

•	supports a strong performance-oriented culture, ensuring that individual reward and incentives are aligned with:

(i) the performance and behaviour of the individual;

(ii) the performance of the business; and

(iii) the interests of our stakeholders;

•	ensures a competitive reward package that enables us to attract, retain and motivate our employees;

•	encourages an appropriate mix of fixed and variable compensation based on an appropriate consideration of accountability and risk; and

•	takes into account the pay and employment conditions of all our employees.

We aim to set base salaries at the median for our comparator group, while setting stretching goals for the annual bonus. A significant proportion of the total remuneration package is therefore variable and linked to corporate, business unit and individual performance as well as the Company’s risk appetite. The Committee reviews the performance targets regularly to ensure that they are both challenging and closely linked to the Company’s strategic priorities.

Santander UK plc 2012 Annual Report	173

Governance

Directors’ Remuneration Report continued

The Company operates remuneration principles that ensure:

•	all employees are paid by reference to the market rate;

•	performance is measured and rewarded through a number of performance-related bonus schemes across Santander UK;

•	business unit performance measures are cascaded down through the organisation;

•	the Company’s employment conditions reflect our values and are commensurate with a large company, including high standards of health and safety and equal opportunities;

•	the Company operates share plans which are open to all employees including Executive Directors; and

•	the Company offers benefits which are available to everyone.

The Committee continues to keep under review the relationship of risk to remuneration. When determining remuneration practices, the Company ensures that the value and elements of remuneration are aligned to the Company’s risk appetite. The performance of the Company (for variable remuneration purposes) is measured by its Return on Risk Adjusted Capital (‘RORAC’). This risk-adjusted measure ensures that inappropriate incentives are removed at a Company level. This encourages the Company to consider the risks and therefore the economic capital consumption involved in order to generate target profits. Further to this, for 2012, the Committee also considered outcomes of the Company’s Enterprise Wide Risk Review.

Remuneration strategy

We seek to provide incentives for improving the underlying drivers of performance, delivering sustainable value for all our stakeholders, including our staff, customers, fixed income investors, shareholders and the communities in which we serve. We operate in a very competitive and dynamic environment. Our success is highly dependent on the talents of all our employees, but particularly the senior management team, to deliver our ambitious objectives.

Our success is predicated on the abilities of a strong management team across all levels and locations of the business. Motivating and incentivising this team to deliver sustainable long-term performance is fundamental to our ongoing success. During 2012 we continued to make significant investments in our business to ensure a strong platform for future sustained growth. We continued our efforts to build a corporate culture based around the customer and customer service. Investments in recruitment and training programmes as well as our complaints handling model in branches and contact centres, were reflected in improvements in both external and internal measures of customer satisfaction.

Our transformation into a market-leading retail and corporate bank continues, with progress evident in all key areas. The strategy is based upon the four financial objectives set out on page 7. Delivering on our objectives will mean our people are proud to work for Santander UK, our customers are satisfied and our financial results are better, with an increased contribution to the economic growth of the UK. We strongly believe that our incentives should support the continued growth and strengthening of our returns from across our customer-facing businesses and that all our staff should share in the success of the business.

Remuneration structure

The Company has established remuneration policies designed to encourage a high-performance culture where people are rewarded and recognised for their performance and ability and the impact they have on the Company’s success.

Our reward package is made up of a number of elements, built around fixed and variable pay as well as a comprehensive benefits package. Reward processes are underpinned by a robust performance management system which drives appropriate behaviours in line with the Company’s values: Commitment, Innovation, Teamwork and Excellence. The Company’s performance management process forms the basis of measuring the performance of individuals, which impacts in turn the extent to which variable pay awards are made.

The size and weighting of the various reward elements will differ, dependent upon the nature of an individual’s role to ensure that the package is competitive, relevant and performance enhancing.

Remuneration for the Executive Directors

Remuneration policy

Executive Director remuneration is designed to attract, retain and motivate executives of the calibre needed to deliver business strategy. Individual remuneration packages are structured to align rewards with the performance of the Company and the interests of the stakeholders. The remuneration arrangements incorporate performance measures which link to the business strategy and the key performance indicators (as described in the Business Review), which are directed towards building sustainable value for all our stakeholders. The Committee considers pay and employment conditions of employees of the Company when determining directors’ remuneration for the relevant financial year.

The Committee also reviews the pay policy and levels for executives below the Board which are considered when determining Executive Directors’ remuneration. No Director is involved in setting his/her own remuneration.

174	Santander UK plc 2012 Annual Report

Governance

Directors’ Remuneration Report continued

Executive Director remuneration is based on our remuneration principles generally and particularly:

•

salaries are set at a market median level by benchmarking against appropriate external comparators, taking into account the external business environment and the general level of increases applied across the Company;

•

maintaining an appropriate balance of fixed and performance related pay which delivers over the short, medium and longer term, with the balance becoming more long-term and more highly performance-related with seniority;

•

incentive plans are linked to stretching performance targets, covering a mix of financial and non-financial measures. The measures are reviewed to ensure that they do not drive unacceptable behaviours or encourage excessive risk taking; and

•	the overall package should reflect market practice and take account of levels of remuneration elsewhere in Santander UK.

Elements of package

The individual elements of the Executive Director’s remuneration packages comprise fixed pay (base salary, pension and other benefits) and performance-related pay (consisting of annual incentives, deferred awards and long-term incentives).

The key elements of the remuneration package are:

Base salary

Purpose	•	The provision of a competitive core remuneration package of base salary and other benefits enables the Company to attract and retain skilled, high calibre executives to deliver its strategy.

	•	The level of fixed pay aims to be sufficient so that inappropriate risk-taking is not encouraged.

Operation	•

Base salaries of the Chief Executive Officer and the Executive Directors are reviewed annually, appropriately benchmarked against the top half of the FTSE 100 and with particular reference to the other major UK banks and reflect the role, job size and responsibility as well as performance and effectiveness of the individual.

	•	Pay awards for the Executive Directors take account of prevailing market and economic conditions, governance trends and the approach to employee pay throughout the organisation.

	•	The Committee will consider the results of the annual reviews and make its recommendations to the Company in advance of any change in base salaries taking effect.

Annual bonus

Purpose	•

The annual bonus rewards good financial and non-financial performance, which supports the Company and relevant business area’s business strategy, and takes into account the Company’s risk appetite and personal contribution in a clear and transparent way.

Operation	•	We have risk adjustment through RoRAC at both a Banco Santander group and Company level and the proportion of variable pay ‘at risk’ was greater in 2012 (25%) than in both 2011 (15%) and 2010 (10%).

	•	For Executive Directors, participation is in the Banco Santander group’s annual bonus scheme for the global management population.

•

The bonus pool is calculated using performance metrics with a weighting of 30% for the Banco Santander group’s performance and 70% for local, i.e. Santander UK plc, performance. Of the 30% for Banco Santander group, this comprises 20% for Banco Santander group net attributable profit and 10% for the Banco Santander group’s return on RoRAC. Of the 70% for the Company, this comprises 55% for the Company’s net attributable profit and 15% for the Company’s RORAC.

•

At Banco Santander group level, the performance metrics are the subject to adjustment on two counts: i) benchmarking against appropriate external comparators (-15% to +10%); and ii) quantitative and qualitative measures as regards risk, balance sheet and other quality standards (-15% to +10%).

•

Once the pool has been calculated, the Committee will also consider the Enterprise Wide Risk Review which includes an assessment of all financial and non-financial risks taken in the UK, and performance against risk targets. Based upon this review, the Committee will then have the ability to apply a downwards adjustment of up to 100% of the calculated bonus pool. There will be no upside adjustment.

•

Other adjustments are designed to take into account current and future market risk in relation to profit/loss calculations. The Internal Capital Adequacy Assessment Process (‘ICAAP’) considers stress tests across various types of risk. Additionally, the Economic Capital Budget set for RORAC purposes takes into account future levels of risk that may arise out of either business growth or deterioration in risk quality. The forecasts used here are aligned to the Company’s ICAAP and stress testing. Additionally, individual performance metrics take account of all risk types.

Santander UK plc 2012 Annual Report	175

Governance

Directors’ Remuneration Report continued

Operation (cont.d)	•

Once the bonus pool has been agreed, individual awards are then assessed against individual performance. In terms of the Executive Directors, behaviour metrics are used as part of the performance assessment process to ensure that the individual is focused on both short and long term strategy.

The Committee is satisfied that the performance targets continue to be sufficiently stretching and promote the Company’s business strategy.

	•	The bonus structure will remain the same for the coming year.

Long-term incentives

Purpose	•

Banco Santander, S.A. operates a Long-Term Incentive Plan (‘LTIP’) for its senior executives and other nominated employees not classified as Code Staff across the Banco Santander group, including participants from Santander UK. The LTIP aligns the interests of the Banco Santander group’s senior management and shareholders through building a long-term shareholding in the Banco Santander group. The LTIP reinforces the alignment of Santander UK’s employees in achieving the common objectives of the Banco Santander group and the creation of value over the long term. The LTIP also acts as a retention tool.

Operation	•

The LTIP has been the primary form of equity-based incentive for the past six years. No new awards were granted under the LTIP in 2012 as a result of a review by Banco Santander, S.A. as to how it rewards and retains the senior management across all its operating companies globally. Awards granted prior to 2012 are conditional on certain performance criteria. From 1 July 2011, the eligibility criteria of the LTIP changed. Under the LTIP granted on 1 July 2011, only Key Management Personnel (as defined in Note 44) and other nominated individuals who were not classified as Code Staff under the FSA’s Remuneration Code were granted conditional awards of shares in Banco Santander, S.A.. Instead, for Code Staff, an amount equivalent to the target value of the LTIP for 2010 was included within the cash bonus target level for 2011 and as such is subject to financial, non-financial and risk-based performance measures and deferral as determined by the Code. This arrangement was devised in response to discussions between Banco Santander, S.A. and the Bank of Spain.

•

The performance measures and rules of the plan have been reviewed on an annual basis and approved at Banco Santander, S.A.’s Annual General Meeting. Participants in each annual cycle of the LTIP are granted conditional awards of shares in Banco Santander, S.A. based on performance measured against stretching targets over a three year period. The number of unconditional shares a participant actually receives depends on the performance of Banco Santander, S.A. against the performance criteria measured after the completion of the performance period. Awards are settled in shares for the Company’s Executive Directors.

•

For awards vesting in the year ended 31 December 2012, 100% of the award was measured against Banco Santander, S.A.’s Total Shareholder Return (‘TSR’) over the same period relative to the companies comprising the TSR comparator group at the start of the period.

	•	TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of those dividends in Banco Santander, S.A.’s shares during the three-year performance period).

Pension or cash allowance

Purpose	•	Pension arrangements reward sustained contribution and encourage retention as well as encouraging savings for retirement.

Operation	•

Incoming Executive Directors are invited to participate in the Company’s defined contribution pension scheme and are given a fixed salary supplement (calculated as a percentage of base salary, which is excluded from any bonus calculation), in lieu of any other level of employer pension contributions.

	•	The Company’s policy is not to offer defined benefit arrangements to new employees at any level (save where required by applicable legislation).

•

Ana Botín and Jose María Nus do not receive any pension benefits from the Company. Both are accruing entitlement to benefits under arrangements with Banco Santander, S.A. that existed prior to their appointment as Executive Directors of the Company.

	•	Steve Pateman and Stephen Jones each receive a salary supplement equal to 35% of their basic salaries in lieu of pension.

Benefits

Purpose	•	Benefits are offered to Executive Directors as part of a competitive remuneration package.

Operation	•

These comprise private medical for Executive Directors and their dependants, life assurance and health screening. Executive Directors are also eligible to participate in the Company’s all-employee share schemes on the same terms as all UK employees.

	•	The benefit structure will remain the same for the coming year.

176	Santander UK plc 2012 Annual Report

Governance

Directors’ Remuneration Report continued

Additional Risk Adjustments

Deferral and vesting

Purpose	•

To ensure the interests of the Company and its employees are aligned with those of the shareholders of Banco Santander, S.A., and all stakeholders, the vesting of deferred annual bonus awards and long-term incentive awards is subject to continued employment (which may be terminated in the event of gross or serious misconduct) and, in the case of deferred bonus awards, subject to Santander UK’s and the Company’s rules on performance adjustment and claw-back.

Operation	•

The Company ensures that it is compliant in its mandatory deferral requirements for its staff meeting the FSA’s criteria for Code Staff under the FSA Remuneration Code (which includes all Executive Directors). The amount of bonus to be deferred is based on the total variable pay received. The FSA Remuneration Code prescribes that at least 40% of variable pay must be made over a period of at least three years and, for staff earning more than £500,000 in variable remuneration, at least 60% of a bonus must be deferred over the same period. Santander UK meets these requirements. However, all UK bonus awards are subject to deferral principles that have been set at the Banco Santander group level. Such principles, as applied to the Company, are subject to ratification by the Committee and can be overridden by UK national requirements to meet any criteria set by the FSA or other regulator/law. However, the general deferral principles are as follows:

		•	a proportion of an individual’s bonus (on a sliding scale) will become subject to deferral if the bonus exceeds certain levels depending on the nature of the role;

		•	any deferred amount will be issued in shares over a three year period (in three equal deferral tranches); and

		•	deferrals are subject to continued employment with the Banco Santander group in the UK and on the condition that none of the prescribed circumstances of forfeiture occur.

•

Under Banco Santander group-wide rules, any individual annual bonus award over euro 300,000, is subject to mandatory deferral of part of the award on an incremental sliding scale with the balance paid in shares. These shares are released in equal tranches over a three year period. The shares are subject to potential further adjustment (‘malus’) conditions and executives are normally required to remain in employment during the three year vesting period.

	•	The Company will prevent vesting of all or part of the amount of deferred remuneration in any of the following circumstances:

		•	evidence of employee misbehaviour or material error;

		•	material downturn in the Company or relevant business unit’s performance;

		•	the Company or relevant business unit suffers a material failure of risk management;

		•	significant changes in the Banco Santander group’s or the Company’s economic or regulatory capital base and the qualitative assessment of risks; or

		•	a material reformulation of the Banco Santander group’s or the Company’s financial statements (except when required due to modification of the accounting rules).

•

In such circumstances, the Committee will have final discretion to determine the amount of deferred remuneration that will not vest or extinguish an award altogether, following recommendations from Banco Santander, S.A.’s Committee for Evaluation of Risk & Remuneration.

Allocation into shares

Purpose	•

The FSA Remuneration Code requires at least 50% of variable remuneration of Code Staff to be paid in shares or other specific instruments. This requirement applies to both deferred and non-deferred variable remuneration, such that no more than 30% of total remuneration, or 20% of variable remuneration, can be awarded up front in cash.

Operation	•

In 2012, the Company complied in full with the FSA Remuneration Code requirements in this regard for its Code Staff, including the Executive Directors, and pays the non-deferred element of annual bonus as 50% in cash and 50% in shares or share-linked instruments, the necessary approvals from Banco Santander S.A. shareholders having been obtained.

Santander UK plc 2012 Annual Report	177

Governance

Directors’ Remuneration Report continued

The Company recognises that Executive Directors may be invited to become Non-Executive Directors of other companies and that this can help broaden the skills and experience of a Director. Executive Directors are permitted to accept external appointments with the approval of the Board.

Executive Directors’ remuneration packages

In 2012, the Committee approved an increase in Steve Pateman’s salary from £525,000 to £625,000 (effective from 1 April 2012) to recognise his increased responsibilities upon assuming his post as Head of UK Banking. No other Executive Director received a salary increase in 2012.

Executive Directors’ service terms

The Executive Directors have served on the Board for the periods shown below at 31 December 2012:

Name of Director	Date of appointment	Length of Board service
Ana Botín	1 December 2010	2 years 1month
José María Nus	17 March 2011	1 year 9 months
Steve Pateman	1 June 2011	1 year 7 months
Stephen Jones	6 March 2012	10 months

Shareholding requirements

The Company’s Executive Directors and other senior managers are not required to build a significant shareholding in the shares of Banco Santander, S.A. as a result of their employment by the Company.

Relative importance of spend on pay

The following tables set out the amounts and percentage change in profit and total employee costs for the years ended 31 December 2012 and 31 December 2011.

Dispersals	2012 £m	2011 £m	Change %
Profit before tax	1,231	1,261	(2.4)
Total employee costs	1,000	956	4.6

REMUNERATION IMPLEMENTATION

Membership of the Board Remuneration Oversight Committee

During the year the Committee comprised the following Non-Executive Directors: Roy Brown (Chairman), José María Carballo, Rosemary Thorne and Bruce Carnegie–Brown (from 1 October 2012)

The members of the Committee are all considered by the Company to be independent, as defined in the Code, and free from any business or other relationship that could materially affect the independence of their judgement. None of the Committee has any personal financial interest in the Company (other than as shareholders of Banco Santander, S.A.), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business.

The Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the Financial Controller, the Chief Risk Officer, the Company Secretary & General Counsel and the HR Director are invited to attend meetings except in instances where their own remuneration and/or reward arrangements are discussed, or other circumstances where their attendance would not be appropriate.

There were eleven meetings of the Committee during 2012. The table below gives details of Directors’ attendance at these meetings:

Member	Meetings eligible to attend	Meetings attended
Roy Brown (Chairman)	11	11
José María Carballo	11	11
Rosemary Thorne	11	11
Bruce Carnegie-Brown	2	2

178	Santander UK plc 2012 Annual Report

Governance

Directors’ Remuneration Report continued

Aggregate Directors’ remuneration

The total remuneration received by the Directors of the Company in 2012 was:

	2012 £	2011 £
Salaries and fees	5,799,704	5,013,374
Performance-related payments (1)	4,265,082	3,744,619
Other taxable benefits	—	—

Total remuneration excluding pension contributions	10,064,786	8,757,993
Pension contributions	—	—
Compensation for loss of office	—	—

	10,064,786	8,757,993

(1)

In line with the FSA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in “FSA Remuneration Disclosures” and in Note 44 to the Consolidated Financial Statements

Directors’ emoluments

The table below sets out the remuneration of each Director for the year ended 31 December 2012.

	Salary and fees	Pension Allowance	Other Benefits(1)	Performance related payments(2)		LTIP	Total 2012	Total 2011
				Paid	Deferred
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors
Ana Botín	2,093	—	43	728	1,093	—	3,957	4,068
José María Nus	1,137	—	8	260	390	—	1,795	1,620
Steve Pateman	600	210	1	451	676	—	1,938	1,338
Stephen Jones (appointed 6 March 2012)(3)	438	153	1	267	400	—	1,259	—
Alison Brittain (resigned 22 March 2011)	—	—	—	—	—	—	—	660

Sub total	4,268	363	53	1,706	2,559	—	8,949	7,686

Chairman
Lord Burns	573	—	—	—	—	—	573	520
Non-Executive Directors
Jane Barker (resigned 31 December 2011)	—	—	—	—	—	—	—	100
Roy Brown	166	—	—	—	—	—	166	120
José María Carballo	133	—	—	—	—	—	133	100
José María Fuster	—	—	—	—	—	—	—	—
Juan Rodríguez Inciarte	—	—	—	—	—	—	—	—
Rosemary Thorne	206	—	—	—	—	—	206	131
Keith Woodley (resigned 31 December 2011)	—	—	—	—	—	—	—	100
Antonio Escámez (appointed 1 October 2012)	—	—	—	—	—	—	—	—
Bruce Carnegie-Brown (appointed 1 October 2012)	38	—	—	—	—	—	38	—

Sub total	1,116	—	—	—	—	—	1,116	1,071

Total	5,384	363	53	1,706	2,559	—	10,065	8,757

(1)	Other benefits comprise cash and non-cash benefits.
(2)

In line with the FSA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in “FSA Remuneration Disclosures” and in Note 44 to the Consolidated Financial Statements.

(3)

The remuneration disclosures in respect of Stephen Jones have been apportioned to reflect his date of appointment as a Director. In addition to the remuneration disclosures detailed in the above table, £1,567,425 was received by Stephen Jones in connection with a buy-out of deferred performance related payments in connection with his previous employment. As this payment is not in relation to his qualifying services as a director of the Company, it has been excluded from the Directors’ emoluments, detailed above. This payment together with the remaining elements of the remuneration not apportioned in the above table are disclosed in Note 44.

These totals exclude emoluments received by Directors in respect of their primary duties as directors or officers of Banco Santander, S.A. in respect of which no apportionment has been made.

Exit payments

No Executive Directors left the Company during the year ended 31 December 2012 and therefore no payments for compensation for loss of office were paid to, or receivable by, any Director.

The Chairman and Non-Executive Directors

All Non-Executive Directors, including the Chairman, serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chairman where 12 months’ written notice is required. Their remuneration is determined by the Board within the limits set by the Articles of Association and is based on information on fees paid in similar companies and the skills and expected time commitment of the individual concerned. Neither the Chairman nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payment in lieu of notice at the option of the Company.

Santander UK plc 2012 Annual Report	179

Governance

Directors’ Remuneration Report continued

In addition to the basic fees, fees are paid for additional committee duties to reflect the extra responsibilities attached to these roles. The fees are reviewed annually and fees for 2012 are shown the table below:

Non-Executive Directors(1)	Board £’000	Board Audit Committee £’000		Board Risk Committee £’000		Board Remuneration Oversight Committee £’000		Board Nomination Committee £’000
Roy Brown	80	25		25		40	(C)	—
José María Carballo	80	25		25		20		—
José María Fuster	—	—		—		—		—
Juan Rodríguez Inciarte	—	—		—		—		—
Rosemary Thorne	80	60	(C)	25	(2)	20		—
Antonio Escámez (appointed 1 October 2012)	—	—		—		—		—
Bruce Carnegie-Brown (appointed 1 October 2012)	80	25		60	(C)	20		—

C= Chairman

(1)	Comparatives have not been presented as Non-Executive Directors’ fees were not apportioned per committee prior to 2012.
(2)	Before the appointment of Bruce Carnegie-Brown, Rosemary Thorne was paid a fee of £60,000 for acting as Chairman of the Board Risk Committee.
(3)	Fees for 2011 can be found in the table on page 179.

Chairman

The fee for the Chairman is reviewed by the Board. During 2012, the Chairman’s fee was increased from £520,000 per annum to £600,000 per annum with effect from 1 May 2012 after a review of comparative benchmark data, the first such review since 2008.

The Chairman has a letter of engagement. Following his initial term of office, it was mutually agreed that his term of office be extended indefinitely going forward. Instead, his appointment is terminable without compensation on twelve months’ notice from either side. The Chairman is not eligible for pension scheme membership, bonus or incentive arrangements. He is entitled to the provision of an office, secretary and chauffeur-driven car.

Non-Executive Directors

The fees for the Non-Executive Directors are reviewed and determined by the Board. The current level of fees were increased with effect from 1 May 2012 after a review of comparator benchmark data with appropriate changes made recognising the increased time commitments of Non-Executive Directors, in part attributable to the separation of the Board Audit and Risk Committee. Non-Executive Directors are not eligible for pension scheme membership, bonus or incentive arrangements.

Long-Term Incentive Plan

In 2012 and 2011, no Directors were granted conditional awards of shares in Banco Santander, S.A. under the LTIP. Under the LTIPs granted in previous years, certain Executive Directors, Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. Further details can be found in Note 44 to the Consolidated Financial Statements.

OTHER REMUNERATION DISCLOSURES

The remuneration of the eight highest paid senior executive officers is detailed below. Senior executive officers are defined as members of the Company’s Executive Committee (excluding Executive Directors).

	Individuals
	1 £’000	2 £’000	3 £’000	4 £’000	5 £’000	6 £’000	7 £’000	8 £’000
Fixed remuneration (including any non-cash and taxable benefits)	676	691	918	401	806	782	739	813
Buy-out award(1)	1,208	—	—	—	—	—	—	—
Variable remuneration (cash - paid)	300	396	233	313	203	210	234	190
Variable remuneration (cash - deferred)	450	595	349	470	135	140	156	126

2012 remuneration	2,634	1,682	1,500	1,184	1,144	1,132	1,129	1,129

Long-Term Incentive Plan	—	—	—	—	—	—	—	—
Severance award	—	—	—	—	—	—	—	—

(1)	Buy-out of deferred performance related payments in connection with previous employment.

By Order of the Board Remuneration Oversight Committee

Roy Brown
Chairman
14 March 2013
2 Triton Square, Regent’s Place, London NW1 3AN

180	Santander UK plc 2012 Annual Report

Governance

Directors’ Report

CORPORATE STRUCTURE

Santander UK plc is a wholly owned subsidiary of Banco Santander, S.A.. The ordinary shares of the Company are not traded on the London Stock Exchange. Note 24 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company, the nature of each subsidiary’s business and details of branches. Note 39 to the Consolidated Financial Statements provides details of the Company’s share capital.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

The principal activity of the Santander UK group continues to be the provision of an extensive range of personal financial services. In addition, the Santander UK group provides a wide range of banking and financial services to business and public sector customers. The Company is authorised and regulated by the FSA.

The Company is required to set out in this report a fair review of the development and performance of the business of Santander UK during the year ended 31 December 2012 and of the position of Santander UK at the end of the year, as well as factors likely to affect its future development, performance and position. The information that fulfils this requirement can be found in the Chief Executive Officer’s Review on pages 7 to 8, the Chief Financial Officer’s Review on pages 9 to 11 and the relevant sections of the Business Review referred to below, which are incorporated into and form part of this Directors’ Report. When reading the Chief Executive Officer’s Review, the Chief Financial Officer’s Review and the Business Review, reference should be made to the Forward-looking Statements section on page 336.

Information on the development and performance of the business of Santander UK, both at a consolidated level and analysed by division can be found in the Chief Executive Officer’s Review, the Chief Financial Officer’s Review and in the following section:

•	Further detailed analysis of the development and performance of the Santander UK group and the business divisions is contained in the “Business Review - Divisional Results” on pages 19 to 35.

Information on the position of Santander UK at the end of the year can be found in the Chief Executive Officer’s Review, the Chief Financial Officer’s Review and in the following sections:

•	Business volumes are discussed in the “Business Review - Divisional Results” on pages 23 and 26.

•

The Balance Sheet Review can be found on pages 36 to 61, including details of capital expenditure on page 48, contractual obligations and off-balance sheet arrangements on page 52, a review of capital management and resources on pages 53 to 56, and funding and liquidity on pages 57 to 59.

•	Key performance indicators are described in the “Business Review - Key Performance Indicators” on pages 12 to 15.

The Company is also required to describe the principal risks and uncertainties facing Santander UK. All risks are described in the Risk Management Report by type of risk, with further analysis by segment on pages 62 to 162, and material risk factors are described in the Risk Factors section on pages 310 to 325.

RESULTS AND DIVIDENDS

The results of Santander UK are discussed above. The Directors do not recommend the payment of a final dividend for 2012 (2011: £nil). An interim dividend of £450m was declared on 30 October 2012 on the Company’s ordinary shares in issue and is expected to be paid later in 2013. An interim dividend of £425m was declared in 2011 and paid in 2012.

EVENTS AFTER THE BALANCE SHEET DATE

None.

Santander UK plc 2012 Annual Report	181

Governance

Directors’ Report continued

GOING CONCERN

The Directors confirm that they are satisfied that Santander UK has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis of accounting in preparing the financial statements.

As outlined above, Santander UK’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive Officer’s Review on pages 7 to 8, the Chief Financial Officer’s Review on pages 9 to 11 and in the Divisional Results on pages 19 to 35. The financial position of Santander UK, its cash flows, liquidity position and borrowing facilities are described in the Balance Sheet Review on pages 36 to 61. In addition, Note 47 to the Consolidated Financial Statements includes Santander UK’s objectives, policies and processes for managing its capital. As also outlined above, in respect of the principal risks and uncertainties facing Santander UK, financial risks are described in the Risk Management Report on pages 62 to 162, and material risk factors are described in the Risk Factors section on pages 310 to 325.

In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, 12 months from the date that the balance sheet is signed. This information includes Santander UK’s results forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance.

•	Budgets and forecasts

Since the acquisition of the Company by Banco Santander, S.A., Santander UK has a history of profitable operations. Management prepares a 3-year plan (the ‘3-Year Plan’) that forecasts balance sheet, income and margin, by product, with a particular focus on the forthcoming year.

•	Review and reforecast

The 3-Year Plan, its assumptions, forecast results and key sensitivities are reviewed by senior management and presented to the Executive Committee, the Board and to senior executives of Banco Santander, S.A.. The budget is reforecast frequently and reviewed by the Executive Committee and the Board. As part of the budget and planning process, a particular emphasis is placed on ensuring the sustainability of earnings, and achieving and maintaining a high level of operating efficiency in Santander UK (measured by the cost:income ratio) to enable competitive products to be developed for customers.

•	Stress testing

To assess Santander UK’s ability to adapt to various market challenges, the budgets are “stress tested” as part of Santander UK’s internal capital adequacy assessment process (‘ICAAP’) under Basel II. Different scenarios are modelled, including a severe scenario, and senior management makes an assessment of how this would affect Santander UK’s profit and funding plans.

•	Borrowing requirements and liability management

Santander UK’s financial plans are constructed to ensure that they allow Santander UK to meet its financial obligations as they fall due, both in respect of maturing existing liabilities and future borrowing requirements. On 3 August 2010, Banco Santander, S.A., through a Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into the Company. The capital was used to support the reorganisation of certain Banco Santander group companies in the UK in 2010 as described in Note 46 to the Consolidated Financial Statements and will be used to meet regulatory requirements and to support further growth (both organic and potential acquisitions).

Santander UK’s funding requirements are met from a variety of sources, with a significant majority being sourced from customer deposits (i.e. retail and corporate deposits). The balance of Santander UK’s funding is sourced from the wholesale markets with reference to prevailing and expected market conditions and the desired balance sheet structure. The Board considers it appropriate to balance cost effective short-term financing with medium and long-term funds, which have less refinancing risk, within the context of maintaining a diverse range of sources of wholesale funding.

Financial Management & Investor Relations produce strategic and tactical funding plans as part of Santander UK’s planning process. These funding plans are approved by the Board and the Strategic Risk and Financial Management Committee and are controlled on a day-to-day basis by the Finance Director and within the framework of the Liquidity Risk Manual. The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers. Funding and liquidity management is the responsibility of the Finance Director who delegates day-to-day responsibility to the Director, Funding. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division. See the Risk Management Report for further details on liquidity risk management.

•	Contingent liabilities

The Directors, via the Board Audit Committee, also consider Santander UK’s exposure to contingent liabilities. This consideration addresses contingent liabilities experienced by Santander UK in the past, such as legal proceedings, guarantees, operating lease commitments, customer remediation liabilities, tax contingencies, and those arising in respect of the UK Financial Services Compensation Scheme, but also addresses whether there are any new contingencies. Contingent liabilities are captured on a timely basis for purposes of disclosure in the Annual Report and Accounts and the Half-Yearly Financial Report.

182	Santander UK plc 2012 Annual Report

Governance

Directors’ Report continued

Non-trading guarantees require the approval of the Chief Executive Officer or the Chief Financial Officer or, in their absence, any two Company Executive Directors or one Company Executive Director and the Company Secretary and General Counsel. This provision forms part of the Company’s Corporate Governance Framework (other Financial Delegated Authorities).

•	Products and markets

The Directors review information about the major aspects of the economic environment within which Santander UK operates at monthly Board meetings. This information includes an update which contains data on key economic and market trends. In addition, Santander UK’s Economic Analysis team monitors and provides information to the Board on current and prospective economic and market developments. Retail financial markets, such as the housing market, are a major focus for analysing current trends and potential developments. The Directors also receive regular briefings on market share for Santander UK’s major products and six-monthly competitor analyses. Wholesale market conditions are reviewed daily by the Finance Director and an update presented on a monthly basis to the Asset and Liability Management Committee and the Strategic Risk and Financial Management Committee. The tactical and strategic funding plans are updated, if necessary, with reference to current and expected market conditions.

•	Risk management

Santander UK’s risk management focuses on major areas of risk, including credit risk, market risk, liquidity and funding risks, and operational risk (including conduct risk). The Risk Management Report sets out in detail how Santander UK manages these risks. With respect to the eurozone, Santander UK’s exposure to eurozone sovereign debt is insignificant. See the ‘Country Risk Exposure’ section of the Risk Management Report for further information on country risk exposures, consisting of sovereign debt exposures, other country risk exposures and balances with other Banco Santander group companies.

•	Financial adaptability

The Directors also consider the ability of Santander UK to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. Such financial adaptability mitigates the areas of financial risk above in considering the appropriateness of the going concern presumption in relation to Santander UK. In determining the financial adaptability of Santander UK, the Directors have considered the ability of Santander UK to:

•	Obtain new sources of finance

Santander UK minimises refinancing risk by sourcing funds from a variety of markets as appropriate and subject to consideration of the appropriate leverage ratio and funding mix for Santander UK, and in particular customer deposit levels and medium-term funding. Santander UK actively manages its relationships with existing providers of funding and considers new sources of funds as and when they arise.

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

In addition to day-to-day funding sources, Santander UK has access to contingent sources from central banks, including the Bank of England, the US Federal Reserve and the Swiss National Bank. Santander UK ensures that it has access to these contingent facilities as part of its prudent liquidity risk management. See the Risk Management Report for further details on liquidity and funding risk management. Santander UK minimises reliance on any one market by maintaining a diverse funding base, and avoiding concentrations by maturity, currency and institutional type.

•	Obtain financial support from other Banco Santander group companies

For capital, funding and liquidity purposes, Santander UK operates on a stand-alone basis, as described on page 5. However, in case of stress conditions, it would consult with its ultimate parent company, Banco Santander, S.A. about financial support.

•	Continue business by making limited reductions in the level of operations or by making use of alternative resources

Santander UK maintains, within its Recovery and Resolution Plan, contingency funding plans to cover potential extreme scenarios. These plans include the maintenance of specific management actions that can be executed in the event of a stress to rapidly raise funds. These actions are updated on a monthly basis.

After making enquiries, the Directors have a reasonable expectation that the Company and Santander UK have adequate resources to continue in operational existence for the foreseeable future.

Santander UK plc 2012 Annual Report	183

Governance

Directors’ Report continued

DIRECTORS

The members of the Company’s Board at 31 December 2012 are named on pages 163 to 164. For each Director, the date of appointment is shown. At 31 December 2012 and the date of this report, the Board comprised a Chairman, four Executive Directors including the Chief Executive Officer, and seven Non-Executive Directors.

All Non-Executive Directors, including the Chairman, serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chairman where 12 months’ written notice is required. When they were appointed, the appointments of Ana Botín, Juan Rodríguez Inciarte, José María Fuster, José María Carballo, José María Nus and Antonio Escámez were all proposed by Banco Santander, S.A.. The Company may pay an Executive Director instead of requiring them to work during their notice period.

DIRECTORS’ REMUNERATION (audited)

The aggregate remuneration received by the Directors of the Company in 2012 was:

	2012 £	2011 £
Salaries and fees	5,799,704	5,013,374
Performance-related payments (1)	4,265,082	3,744,619
Other taxable benefits	—	—

Total remuneration excluding pension contributions	10,064,786	8,757,993
Pension contributions	—	—
Compensation for loss of office	—	—

	10,064,786	8,757,993

(1)

In line with the FSA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in “FSA Remuneration Disclosures” and in Note 44 to the Consolidated Financial Statements.

REMUNERATION OF HIGHEST PAID DIRECTOR (audited)

In 2012, the remuneration, excluding pension contributions, of the highest paid Director, was £3,956,774 (2011: £4,067,594) of which £1,821,209 (2011: £2,313,819) was performance related. There was no accrued pension benefit for the highest paid Director (2011: £nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A.. No conditional award of shares was made to the highest paid Director under the Long-Term Incentive Plan during 2012.

RETIREMENT BENEFITS (audited)

Defined benefit pension schemes are provided to certain of Santander UK’s employees. See Note 37 to the Consolidated Financial Statements for a description of the schemes and the related costs and obligations. No retirement benefits are accruing for any directors under a defined benefit scheme (2011: £nil) in respect of their qualifying services to Santander UK.

NON-EXECUTIVE DIRECTORS (audited)

Details of the fees paid to Non-Executive Directors in 2012 are contained in the Directors’ Remuneration Report.

DIRECTORS’ INTERESTS AND RELATED PARTY TRANSACTIONS (audited)

In 2012, loans were made to five Directors (2011: three Directors), with a principal amount of £304,286 outstanding at 31 December 2012 (2011: £32,976). In 2012, loans were made to 11 members of Santander UK’s Key Management Personnel (2011: seven), with a principal amount of £3,528,962 outstanding at 31 December 2012 (2011: £3,855,781).

See Notes 43 and 44 to the Consolidated Financial Statements for disclosures of deposits and investments made by the Directors, Key Management Personnel and their connected persons with Santander UK at 31 December 2012. Note 44 to the Consolidated Financial Statements also includes details of other related party transactions.

In 2012 and 2011, there were no other transactions, arrangements or agreements with Santander UK in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with Santander UK at any time during the year (2011: no Director).

184	Santander UK plc 2012 Annual Report

Governance

Directors’ Report continued

In 2012 and 2011, no Director held any interest in the shares of any company within Santander UK at any time and no Director exercised or was granted any rights to subscribe for shares in any company within Santander UK. In addition, in 2012 and 2011, no Directors exercised share options over shares in Banco Santander, S.A., the parent company of the Company.

Santander UK engaged in certain transactions with its parent company, Banco Santander, S.A., and certain of its subsidiaries in the ordinary course of business. These transactions were made substantially on the same terms as for comparable transactions with third party counterparties. For a description of these transactions in 2012, 2011 and 2010, see Note 44 to the Consolidated Financial Statements.

THIRD PARTY INDEMNITIES

Indemnities are provided to the Directors of the Company, its subsidiaries and associated companies by Santander UK plc against liabilities and associated costs which they could incur in the course of their duties to the Company. A copy of each of the indemnities is kept at the registered address shown on page 326.

FINANCIAL INSTRUMENTS

The financial risk management objectives and policies of Santander UK; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of Santander UK to credit risk, market risk, and funding and liquidity risk are outlined in the Risk Management Report.

PENSION SCHEMES

The assets of the pension schemes are held separately from those of Santander UK and are under the control of trustees.

Defined Contribution Pension schemes

Santander UK operates a number of defined contribution pension schemes. Since December 2009 the Santander Retirement Plan, an occupational defined contribution scheme has been the principal plan into which eligible employees have been enrolled automatically. The assets of the Santander Retirement Plan are held in a separate trustee-administered fund. At 31 December 2012, there were 14,896 members in the Santander Retirement Plan comprising 13,395 active members and 1,501 preserved members.

Defined Benefit Pension schemes

Santander UK also operates a number of defined benefit pension schemes, which are closed to new members. The principal pension scheme is the Santander (UK) Group Pension Scheme, formerly the Abbey National Group Pension Scheme. The Santander (UK) Group Pension Scheme has a corporate trustee, Santander (UK) Group Pension Scheme Trustees Limited which, at 31 December 2012, had fourteen Directors, comprising seven Santander UK-appointed Directors and seven member-elected Directors.

On 1 July 2012, the assets and liabilities of the Abbey National Amalgamated Pension Fund, the Abbey National (Associated Bodies) Pension Fund, the National & Provincial Building Society Pension Fund, the Alliance & Leicester Pension Scheme, the Scottish Mutual Assurance plc Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund were transferred to the Abbey National Group Pension Scheme to form one merged scheme. The Scheme was renamed the Santander (UK) Group Pension Scheme and now consists of seven separate actuarially-segregated sections.

At 31 December 2012, the assets of the Santander (UK) Group Pension Scheme were invested in the Santander (UK) Common Investment Fund which has a corporate trustee, Santander (CF Trustee) Limited comprising four Santander UK-appointed Directors and three Directors appointed by the Santander (UK) Group Pension Scheme Trustees Limited. Asset management of the Santander (UK) Common Investment Fund is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Legal advice to the trustees is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Santander UK.

Formal actuarial valuations of assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professional qualified actuaries and valued for accounting purposes at each balance sheet date. In 2010, Santander UK and the trustees agreed scheme-specific funding targets, statement of funding principles, and schedule of contributions for the principal pension schemes. These agreements form the basis of Santander UK’s commitment that the schemes (from 1 July 2012 “sections”) have sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. The next actuarial valuations are scheduled as at 31 March 2013. Further information is provided in Note 37 to the Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	185

Governance

Directors’ Report continued

MARKET VALUE OF LAND AND BUILDINGS

On the basis of a periodic review process, the estimated aggregate market value of Santander UK’s land and buildings was not significantly different from the fixed asset net book value of £1,013m (2011: £957m), as disclosed in Note 26 to the Consolidated Financial Statements.

DISABILITY

Santander UK is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Equality Act 2010 throughout its business operations. Santander UK has processes in place to help train, develop, retain and promote employees with disabilities. It is committed to giving full and fair consideration to applications for employment made by disabled persons, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustments within the workplace.

EMPLOYEE INVOLVEMENT

Employee share ownership

Santander UK currently operates two all-employee HMRC-approved share schemes: a Save-As-You-Earn (‘Sharesave’) Scheme and a Share Incentive Plan (‘SIP’), the latter of which allows employees to purchase Banco Santander, S.A. shares from gross salary. In addition, for certain eligible employees, arrangements remain outstanding under previous years’ grants under the Long-Term Incentive Plan, the closed Executive Share Option Scheme and the closed Alliance & Leicester SIP. Shares have also been granted to eligible employees in receipt of vested deferred bonus awards. All the share options and awards relate to shares in Banco Santander, S.A.. See Note 42 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

Communication

Santander UK wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across Santander UK, an online question and answer site and ‘The Village’ a site for staff to share information, ideas and best practice. On 1 November 2012, a new site was launched which connects staff to all the information they need about working for Santander UK in one easy to navigate place that is accessible from work and home. Santander UK also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates, as well as a quarterly online and print staff magazine with in-depth business features. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect Santander UK’s performance. Santander UK considers employees’ opinions and asks for their views on a range of issues through regular Company-wide surveys.

Consultation

Santander UK has a long history of trade union recognition governed by a partnership agreement with Advance, the independent trade union that it recognises to act as the voice of Santander UK employees. Within the former Alliance & Leicester parts of the business, Santander UK also works closely with its recognised independent trade union, the Communication Workers Union (‘CWU’). Advance and CWU are affiliated to the Trades Union Congress. Santander UK consults senior trade union officials on significant proposals within the business at both national and local levels. Santander UK holds regular Joint Consultative and Negotiating Committee meetings to enable collaborative working and ensure that communication is open and two-way.

DONATIONS

Santander UK made total contributions to society during the year of £19,465,444 (2011: £14,020,427) predominantly supporting projects related to education and financial capability. £6,494,224 (2011: £4,993,952) was contributed through the Santander Universities programme and £1,336,149 (2011: £1,083,233) to support secondary and further education. Support for small businesses and social enterprises equated to £5,729,370 (2011: £2,109,658). Donations of £4,099,489 (2011: £4,038,099) were made by the Santander Foundation to UK registered charities, including 1,663 (2011: 1,656) donations through the Staff Matched Donation Scheme. A further £1,806,212 (2011: £1,795,485) supported other employment, environment and community projects.

186	Santander UK plc 2012 Annual Report

Governance

Directors’ Report continued

POLITICAL CONTRIBUTIONS

In 2012 and 2011, no contributions were made for political purposes and no political expenditure was incurred.

SUPPLIERS

Santander UK has a Cost Management & Procurement Policy and process that is enforced across all significant purchases from suppliers to provide a consistent approach. Checks are made that our suppliers act in an ethical and responsible way, as part of the supplier selection process and by requiring suppliers to adhere to Santander UK’s Corporate Social Responsibility Protocol, unless it is not relevant to the type of work being undertaken. The protocol covers human rights, labour standards, environment and anti-corruption and bribery, in line with the principles in the UN Global Compact.

Policy and practice on payment of creditors

It is Santander UK’s policy to make payments in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions. Santander UK’s practice on payment of creditors has been quantified under the terms of Schedule 7 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. Based on the ratio of the aggregate amounts owed to trade creditors at the end of the year to the aggregate amounts invoiced by suppliers during the year at 31 December 2012, trade creditor days for Santander UK were 38 days (2011: 38 days).

CODE OF CONDUCT

Santander UK is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in Banco Santander, S.A.’s General Code of Conduct applicable to Santander UK.

Under their terms and conditions of employment, staff are required to act at all times with the highest standards of business conduct in order to protect Santander UK’s reputation and ensure a company culture which is free from any risk of corruption, compromise or conflicts of interest. Staff are also required to comply with all Company policies, including the Anti-Bribery and Corruption Policy.

These terms and conditions require that employees must:

•	Abide by all relevant laws and regulations;

•	Act with integrity in all their business actions on Santander UK’s behalf;

•	Not use their authority or office for personal gain;

•	Conduct business relationships in a transparent manner; and

•	Reject all improper practices or dealings they may be exposed to.

The SEC requires companies to disclose whether they have a code of ethics that applies to the Chief Executive Officer and senior financial officers that promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting violations and accountability for adherence to such a code of ethics. Santander UK meets these requirements through the Banco Santander, S.A. General Code of Conduct, the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FSA’s Principles for Business, and the FSA’s Principles and Code of Practice for Approved Persons, with which the Chief Executive Officer and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FSA may want to know about. Santander UK provides a copy of these documents to anyone, free of charge, on application to the address on page 326.

SUPERVISION AND REGULATION

As a firm authorised by the FSA, the Company is subject to UK financial services laws and regulations. The key UK requirements to which the Company is subject are discussed below. While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the requirements of the SEC for its activities in the US.

Recent significant regulatory developments expected to have the greatest impact on the Santander UK group’s operations are highlighted below.

Material risk factors (including supervision and regulatory risks and risks relating to taxation) are described in the Risk Factors section on pages 310 to 325.

Santander UK plc 2012 Annual Report	187

Governance

Directors’ Report continued

Current Supervision and Regulation

UK

The FSA

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

The UK Government has announced a new regulatory framework which will take effect in 2013 under the Financial Services Act (the ‘Act’). Under the Act, the FSA will be replaced by two regulatory bodies, the Prudential Regulatory Authority (the ‘PRA’), which will have responsibility for the prudential regulation of deposit takers and insurance companies, and the Financial Conduct Authority (the ‘FCA’), which will supervise conduct of business and maintain orderly financial markets for consumers. The FSA began transition to the new structure on 4 April 2011.

Financial Services Compensation Scheme (the ‘FSCS’)

Banks, insurance companies and other financial institutions in the UK are subject to the FSCS. The FSCS covers claims made against authorised firms (or any participating EEA firms) where they are unable, or likely to be unable, to pay claims against them. In relation to both investments and mortgage advice and arranging, the FSCS provides cover for 100% of the first £50,000 of a claim, with £50,000 being the maximum amount payable per customer. In relation to deposits the FSCS provides cover for 100% of the first £85,000 of a claim, with £85,000 being the maximum amount payable per customer. The FSCS also extends (up to various amounts) to certain long-term and general insurance contracts, including general insurance advice and arranging. The FSCS is funded by levies on firms authorised by the FSA, including the Company and other members of Santander UK.

The FSA announced in October 2011 that it was recommencing its review of the funding of the FSCS and on 25 July 2012 it announced a consultation on proposed changes to the funding of the FSCS, with comments due by 25 October 2012. Following this consultation, whilst most of the proposals will be taken forward and will come into effect from 1 April 2013, other proposals relating to intermediaries and investment providers were revised and a consultation on these revised proposals closed on 18 February 2013. As a result of the structural reorganisation and reform of the UK financial regulatory authorities, it is proposed that the FSCS levies will be collected by the FCA under the new regime.

Liquidity

The FSA’s liquidity regime for banks was established in 2009. It specifies the maintenance of a minimum level of liquid assets that are required to be held as a buffer against a defined liquidity stress. Additionally, banks are required to perform an annual assessment of the adequacy of liquidity risk measurement, management and control processes that they have in place. This review is subject to supervisory review. Santander UK maintains a liquidity risk appetite and framework that is complimentary and more extensive than the FSA requirements.

UK Bank Levy

HM Treasury introduced an annual UK bank levy (the ‘UK Bank Levy’) via legislation in the Finance Act 2011. The UK Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to Santander UK. The amount of the UK Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 Capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities. The UK Government intends that the UK Bank Levy should raise at least £2.5bn each year. To offset the shortfall in UK Bank Levy receipts, and also to take account of the benefit to the banking sector of reductions in the rate of corporation tax, there was an increase in the rates of UK Bank Levy from 1 January 2012 with a further increase from 1 January 2013. For further information refer to Note 36 to the Consolidated Financial Statements.

European Union

Santander UK is directly affected by laws emanating from the European Union, primarily through directives that must be implemented by the UK as a member state of the European Union.

Basel II

Basel II is a supervisory framework for the risk and capital management of banks and is structured around three pillars. Pillar 1 specifies minimum capital requirements for banks and methodologies for calculating risk weighted assets. Pillar 2 describes the supervisory review process and outlines the ICAAP required by banks applying Pillar 1 methodologies. Pillar 3 requires disclosure of risk and capital information. Santander UK’s capital and risk management disclosures are set out in Note 47 to the Consolidated Financial Statements.

188	Santander UK plc 2012 Annual Report

Governance

Directors’ Report continued

In the European Union, Basel II was implemented by the Capital Requirements Directive (the ‘CRD’) with effect from 1 January 2007. In the UK, the FSA implemented the CRD by including it in FSA rules. These new FSA rules took effect from 1 January 2007. Throughout 2012, Santander UK applied the Basel II framework to its capital calculations, its ICAAP and to its risk and capital disclosures to the market.

Regulatory Developments

UK

Independent Commission on Banking (‘ICB’)

The Government has appointed an ICB to review possible measures to reform the banking system and promote stability and competition. The ICB published its final report on the 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of CRD IV. The report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new FCA, implementing a new industry-wide switching solution by September 2013, and improving transparency.

The ICB recommended that ring-fenced banks should hold a common equity capital base of at least 10% and primary loss-absorbing capacity of at least 17% to absorb the impact of potential losses or financial crises. The ICB, which following the final report completed its mandate, had the authority only to make recommendations, which the Government could choose to accept or reject.

The Government published its response to the ICB recommendations on 19 December 2011 and, following an extensive first consultation, it published a White Paper on 14 June 2012, setting out its more detailed proposals for implementing the ICB’s recommendations. The content of the White Paper was broadly in line with expectations following the response, with ring-fencing to be implemented as set out in the ICB recommendations and loss-absorbency requirements also largely consistent. A further period of consultation was established, which ran until 6 September 2012.

The Parliamentary Commission on Banking Standards (the ‘PCBS’) conducted pre-legislative scrutiny on the draft bill to implement the ICB recommendations, which was published in October 2012. Following publication of the PCBS’s first report in December 2012, the Financial Services (Banking Reform) Bill was introduced to Parliament on 4 February 2013, in the form of framework legislation to put in place the architecture to effect the reforms with detailed policy being provided for through secondary legislation. The Government intends to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and for banks to comply with all the measures proposed in the paper by 2019, as the ICB recommended. The Government also reaffirmed its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

Given that Santander UK is predominantly a retail and commercial bank, it would expect to be less affected by the implementation of a retail ring fence, but believes it will be important for any transition period to be flexible in order to minimise any impact on economic growth, and for banks to implement the required structural changes.

Other

There are a number of other regulatory developments going through a consultation and implementation process which may have some effect on Santander UK’s business. These include the FSCS arrangements, consumer credit regulations, financial stability, and conduct of business arrangements such as those resulting from the Retail Distribution Review and the Mortgage Market Review.

The Retail Distribution Review (‘RDR’): The RDR, which took effect as from 1 January 2013, has resulted in new rules relevant to the retail investment market, including investment insurance contracts, to provide, amongst other things, a more transparent and fair charging system for advice provided in respect of the investment products. This includes restrictions on commission structures currently used in the sale of investment products so that advisers can no longer receive commission from a product provider for the sale of that provider’s product. There are also new additional training requirements for advisers under the RDR including specific education to ensure proper suitability standards and process and specified levels of qualifications held.

The Mortgage Market Review (‘MMR’): In response to the Turner Review published in March 2009 “A regulatory response to the global banking crisis” the FSA published a discussion paper outlining proposals for reform of the mortgage market. Subsequently the FSA commenced a wide ranging consultation on mortgage lending - the MMR. The consultation proposed various potential reforms to the conduct rules applicable to mortgage lenders and mortgage intermediaries. The MMR concluded with the publication of final rules by the FSA on 25 October 2012 that will amend existing conduct rules for mortgage lending in the FSA Handbook. The new rules will come into effect on 26 April 2014.

Principal changes centre upon responsible lending and include: (i) more thorough verification of borrowers income (no self-certification of income, mandatory third party evidence of income required); (ii) assessment of affordability of interest-only loans on a capital and interest basis unless there is a clearly understood and believable alternative source of capital repayment; (iii) application of interest rate stress tests - lenders must consider likely interest rate movements over a minimum period of five years from the start of the mortgage term; (iv) when making underwriting assessments lenders must take account of future changes to income and expenditure that a lender knows of or should have been aware of from information gathered in the application process; and (v) lenders may base their assessment of customers’ income on actual expected retirement age rather than state pension age. Lenders will be expected to assess income into retirement to judge whether the affordability tests can be met.

Santander UK plc 2012 Annual Report	189

Governance

Directors’ Report continued

There are also significant changes to mortgage distribution and advice requirements in sales, arrears management and requirements on contract variations such as when additional borrowing is requested.

Regulation of Lending: Separately, throughout 2012, HM Treasury announced a number of measures with the aim of enhancing consumer protection in unsecured and secured credit lending. The measures provide for the transfer of responsibility for consumer credit control and supervision from the OFT to the new FCA. The intention of HM Treasury is that transfer of control will take place in April 2014. It is expected that HM Treasury will publish results of a Regulatory Impact Assessment together with a consultation on legislative change and the details of the high level regime in early 2013. The FSA will also commence a consultation on the new FCA consumer credit regime and high level conduct of business rules in 2013.

Financial Policy Committee (‘FPC’): In January 2012, legislation was introduced to parliament that created the FPC with specific powers for regulation from December 2012. The FPC is charged with identifying, monitoring and taking action to remove or reduce systemic risks to the stability of the financial system and has a secondary objective to support the economic policy of the Government. In the interim, the FPC made a number of recommendations that have been implemented through the FSA. This included recommendations on year end 2012 disclosure of pro-forma CRD IV capital and leverage disclosures and specific FSA studies upon fair value, provisions, expected losses and risk-weighted assets. The FPC is expected in 2013 to be granted powers to set the UK counter-cyclical capital buffer under CRD IV and may be granted additional powers to set sectoral capital buffers.

European Union

Basel III

Basel III is a comprehensive set of reform measures, developed by the Basel Committee on Banking Supervision, to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to: (i) improve the banking sector’s ability to absorb shocks arising from financial and economic stress, whatever the source; (ii) improve risk management and governance; and (iii) strengthen banks’ transparency and disclosures. The reforms target: (a) bank-level, or micro-prudential, regulation, with the aim of helping raise the resilience of individual banking institutions to periods of stress, and (b) macro-prudential, system-wide risks that can build up across the banking sector as well as the pro-cyclical amplification of these risks over time. These two approaches to supervision are complementary as greater resilience at the individual bank level reduces the risk of system-wide shocks.

The European Commission published its proposed legislation for the CRD and the Capital Requirements Regulation, which together form the CRD IV package, in July 2011. As well as reflecting the Basel III capital proposals, the CRD IV package also includes new proposals on sanctions for non-compliance with prudential rules, corporate governance and remuneration. These changes are expected to be implemented beginning in January 2014. Santander UK is currently engaged in the assessment of the impact of the Basel III measures.

In addition to the changes to the capital adequacy framework published in December 2010, the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio (‘LCR’) and Net Stable Funding Ratio (‘NSFR’) metrics, with objectives to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR was subsequently revised by the Basel Committee in January 2013 which amended the definition of high-quality liquid assets and agreed a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions.

As with the Basel Committee’s proposed changes to the capital adequacy framework, the draft liquidity framework remains under discussion within the EU and the final framework to be established could differ from Basel III in certain areas. The implementation date is still subject to uncertainty.

Crisis Management Directive and European Banking Union

On 6 June 2012, the European Commission published a legislative proposal known as the Crisis Management Directive for the recovery and resolution of credit institutions and investment firms (the ‘CMD’). The CMD framework set out necessary steps and powers to ensure that bank failures across the EU are managed in a way which avoids financial instability and minimises costs for the taxpayer. The CMD lays out proposals under three themes. These are: (i) preparation and prevention, which includes a requirement for the completion by banks of recovery and resolution plans that restore the long term viability of a firm or can ensure that failing entities are resolvable; (ii) early intervention, which proposes powers for supervisory authorities to intervene when a firm ceases to or is unlikely to meet regulatory capital requirements; and (iii) resolution tools which summarise the options that will be available to resolution authorities to deal with a failing entity including a ‘bail-in’ tool whereby specific unsecured liabilities of a firm are convertible to equity. The proposals are expected to come into force from 1 January 2015, although the ‘bail-in’ regime will be delayed until 1 January 2018. Santander UK maintains its own recovery and resolution plans which have been communicated to the FSA.

In June 2012, the European Commission published ideas for a European Banking Union for eurozone banks to help pave the way towards deeper economic integration. The Commission proposed (i) an integrated system for the supervision of cross-border banks, (ii) a single deposit guarantee scheme and (iii) an EU resolution fund. Later that month the President of the European Council published a report on establishing a stable economic and monetary union.

190	Santander UK plc 2012 Annual Report

Governance

Directors’ Report continued

The report proposed a vision for a stable and prosperous union based on a number of essential building blocks: (i) an integrated financial framework; (ii) an integrated budgetary framework; and (iii) an integrated economic policy framework. In December 2012, eurozone countries agreed the framework for the European Central Bank to become a common bank supervisor for eurozone banks with assets in excess of euro 30bn. Consultations with member states and EU institutions regarding the implementation of the proposals continue.

DISCLOSURE CONTROLS AND PROCEDURES

Santander UK has evaluated with the participation of its Chief Executive Officer and Chief Financial Officer, the effectiveness of Santander UK’s disclosure controls and procedures as at 31 December 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon Santander UK’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at 31 December 2012, Santander UK disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that Santander UK files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

There has been no change in Santander UK’s internal control over financial reporting during Santander UK’s 2012 fiscal year that has materially affected, or is reasonably likely to materially affect Santander UK’s internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a component of an overall system of internal control. Santander UK’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board, and as endorsed by the European Union.

Santander UK’s internal control over financial reporting includes:

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

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2012 based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, at 31 December 2012, Santander UK’s internal control over financial reporting is effective.

RELEVANT AUDIT INFORMATION

Each of the Directors at the date of approval of this report confirms that:

•	So far as the Director is aware, there is no relevant audit information of which Santander UK’s auditor is unaware; and

•

The Director has taken all steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that Santander UK’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.

Santander UK plc 2012 Annual Report	191

Governance

Directors’ Report continued

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

Santander UK and other major UK banks voluntarily adopted the Code in their 2012 and 2011 financial statements. Santander UK’s 2012 financial statements have therefore been prepared in compliance with the Code’s principles.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and Accounts including the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (‘IAS’) Regulation to prepare the group financial statements under IFRS, as adopted by the European Union, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 2006 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare Santander UK’s financial statements in accordance with IFRS, as issued by the International Accounting Standards Board.

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

By Order of the Board

Karen M. Fortunato
Company Secretary and General Counsel
14 March 2013
2 Triton Square, Regent’s Place, London NW1 3AN

192	Santander UK plc 2012 Annual Report

Governance

Directors’ Responsibilities Statement

We confirm to the best of our knowledge that:

1.

The financial statements, prepared in accordance with International Financial Reporting Standards, as adopted by the EU, give a balanced and understandable view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

2.

The management report, which is incorporated into the Directors’ Report, includes a balanced and understandable review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

By Order of the Board

Ana Botín
Chief Executive Officer
14 March 2013

Santander UK plc 2012 Annual Report	193

Governance

FSA Remuneration Disclosures

FSA REMUNERATION DISCLOSURES

The following disclosures are prepared in accordance with the FSA’s handbook for banks, building societies and investment firms (‘BIPRU’) sections 11.5.18 (1) to (7). More detailed information on Santander UK’s remuneration processes and policies, together with the role and composition of the Board Remuneration Oversight Committee is contained in the Directors’ Remuneration Report on pages 171 to 180.

Role of the Board Remuneration Oversight Committee

The Board Remuneration Oversight Committee (the ’Committee’) was established with effect from 1 January 2010. The Committee is primarily responsible for overseeing and supervising the Banco Santander group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. It provides governance and strategic input into the Company’s executive and employee remuneration and reward activities. In January 2012, PricewaterhouseCoopers LLP (’PwC’) were appointed by the Committee to provide independent professional advice to the Committee and throughout 2012, the Committee’s work was supported by them. The Committee’s full Terms of Reference will be made available on the Company’s website www.aboutsantander.co.uk during 2013.

Decision-making process for determining remuneration policy

Santander UK’s remuneration policies are agreed locally by the Company’s Executive Committee in conjunction with the Company’s Central Reward team. Where such policies may have a material impact on the success of the business and/or require regulatory or compliance approval, decisions are then subject to formal approval by the Committee. For UK executive Directors and first tier senior management, remuneration policies and practices are aligned to those of the Banco Santander group generally. The Committee continues to keep under review the relationship of risk to remuneration. When determining remuneration practices, the Company ensures that the value and make up of the remuneration policy is aligned to the Company’s risk appetite. The performance of the Company (for variable remuneration purposes) is measured in respect of its RORAC. This risk-adjusted measure ensures that inappropriate incentives are removed at a Company level. This encourages the Company to consider the risks and therefore the economic capital consumption involved in order to generate target profits.

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

Under the Banco Santander group’s deferral arrangements, a significant proportion of annual incentive awards for the more senior employees is deferred over a three year period. The purpose of deferred awards is to support a performance culture where employees recognise the importance of sustainable performance of both the Banco Santander group generally and the Santander UK group.

194	Santander UK plc 2012 Annual Report

Governance

FSA Remuneration Disclosures continued

From 1 July 2011, the eligibility criteria of the Banco Santander Long-term Incentive Plan (‘LTIP’) changed. Under the LTIP granted on 1 July 2011, only Key Management Personnel (as defined in Note 44 to the Consolidated Financial Statements) and other nominated individuals who were not classified as Code Staff under the FSA’s Remuneration Code were granted conditional awards of shares in Banco Santander, S.A.. Instead, for Code Staff, an amount equivalent to the target value of the LTIP for 2011 was included within the cash bonus target level for 2011 and as such is subject to financial, non-financial and risk-based performance measures and deferral as determined by the Code. This arrangement was devised in response to discussions between Banco Santander, S.A. and the Bank of Spain. No new awards were granted under the LTIP in 2012 as a result of a review by Banco Santander, S.A. as to how it rewards and retains the senior management across all its operating companies globally.

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

Reward processes are underpinned by a robust performance management system which drives appropriate behaviours in line with the Company’s values: Commitment, Innovation, Teamwork and Excellence. The Company’s performance management process forms the basis of measuring the performance of individuals, which impacts in turn the extent to which variable pay awards are made. The key aspects of the remuneration components are set out below:

a) Base salary

Base salaries are reviewed annually, appropriately benchmarked and set around market median levels, and with reference to the specific market for the business in which an individual works and the skills and competencies that the individual brings to their business area. The level of fixed pay aims to be sufficient so that inappropriate risk-taking is not encouraged. Pay awards take account of prevailing market and economic conditions, governance trends and the approach to employee pay throughout the organisation.

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

c) Long-term incentives

Banco Santander, S.A. operates a Long-Term Incentive Plan (‘LTIP’) for its senior executives and other nominated employees across the Banco Santander group. No new awards were granted in 2012 and those employees classified as Code Staff did not receive any awards in 2011 either. Future awards will depend on the outcome of a review by Banco Santander, S.A. as to how it rewards and retains the senior management across all its operating companies globally. The LTIP was designed to reinforce the alignment of Santander UK’s employees in achieving the common objectives of the Banco Santander group, the creation of value over the long term and to align the reward of participants with the return to shareholders. The performance measures and rules of the plan were reviewed on an annual basis and approved at Banco Santander, S.A.’s Annual General Meeting. Participants in each annual cycle of the LTIP were granted conditional awards of shares in Banco Santander, S.A. against performance over a three year period. The number of unconditional shares a participant actually received depended on the performance of Banco Santander, S.A. against the performance criteria measured after the completion of the performance period.

All unconditional awards under the LTIP vesting and transferred to participants in 2011 and 2010 were dependent on Banco Santander, S.A.’s Total Shareholder Return and the growth of Earnings per Share performance against a comparator benchmark group. All conditional awards granted to participants in 2011 (for the performance period 1 April 2011 to 1 April 2014) and 2010 (for the performance period 1 April 2010 to 1 April 2013), and those awards vested and transferred to participants in 2012 depend on Banco Santander, S.A.’s Total Shareholder Return performance against a comparator benchmark group. Specific details of the conditional awards made in 2011 and 2010 to certain participants in the Company can be found in Note 44 to the Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	195

Governance

FSA Remuneration Disclosure continued

d) Deferral and vesting

To ensure the interests of the Company and its employees are aligned with those of the shareholders of Banco Santander, S.A., and the Company’s approach to risk management supports the interests of all stakeholders, the vesting of deferred annual bonus awards and long-term incentive awards is subject to continued employment (which may be terminated in the event of gross or serious misconduct) and, in the case of deferred bonus awards, subject to the Banco Santander group’s and the Company’s rules on performance adjustment and claw-back.

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

All UK bonus awards in 2012 are subject to deferral principles that have been set at the Banco Santander group level. Such principles, as applied to the Company, are subject to ratification by the Committee and can be overridden by UK national requirements to meet any criteria set by the FSA or other regulator/law. However, the general deferral principles are as follows:

•	a proportion of an individual’s bonus (on a sliding scale) will become subject to deferral if the bonus exceeds certain levels depending on the nature of the role;

•	any deferred amount will be issued in shares over a three year period (in three equal deferral tranches); and

•	deferrals are subject to continued employment with the Banco Santander group in the UK and on the condition that none of the prescribed circumstances of forfeiture occur.

Santander UK will continue to ensure that the requirements of the FSA Remuneration Code are met for its employees and particularly for Code Staff.

Santander UK will prevent vesting of all or part of the amount of deferred remuneration in any of the following circumstances:

•	evidence of employee misbehaviour or material error;

•	material downturn in the Company or relevant business unit’s performance; or

•	the Company or relevant business unit suffers a material failure of risk management;

•	significant changes in the Banco Santander group’s or the Company’s economic or regulatory capital base and the qualitative assessment of risks; or

•	a material reformulation of the Banco Santander group’s or the Company’s financial statements (except when required due to modification of the accounting rules).

In such circumstances, the Committee will have final discretion to determine the amount of deferred remuneration that will not vest or extinguish an award altogether, following recommendations from Banco Santander, S.A.’s Committee for Evaluation of Risk & Remuneration.

e) Allocation into shares

The FSA Remuneration Code requires at least 50% of variable remuneration of Code Staff to be paid in shares or other specific instruments. This requirement applies to both deferred and non-deferred variable remuneration, such that no more than 30% of total remuneration, or 20% of variable remuneration, can be awarded up front in cash.

For 2012, Santander UK complied in full with the FSA Remuneration Code requirements in this regard for its Code Staff and pays the non deferred element of annual bonus as 50% in cash and 50% in shares or share-linked instruments, the necessary approvals from shareholders having been obtained.

f) Risk adjustments

Santander UK’s remuneration policies are set to ensure the value and make up of remuneration scheme design is linked to the Company’s risk appetite. The Committee continues to keep under review the relationship of risk to remuneration. When determining remuneration practices, the Company ensures that the value and make up of the remuneration policy is aligned to the Company’s risk appetite. The performance of the Company (for variable remuneration purposes) is measured in respect of its RORAC. This risk-adjusted measure ensures that inappropriate incentives are removed at a Company level. This encourages the Company to consider the risks and therefore the economic capital consumption involved in order to generate target profits. Further to this, for 2012, the Committee also considered outcomes of the Company’s Enterprise Wide Risk Review.

Members of the Committee are also members of the Company’s Board Audit Committee. In addition, the Company’s Chief Risk Officer is an attendee at the Committee’s meetings and it is supported by the Company’s Risk Function as required. This framework ensures the Committee is engaged with the risk management of the business and is provided with risk information on an ongoing basis.

196	Santander UK plc 2012 Annual Report

Governance

FSA Remuneration Disclosure continued

QUANTITATIVE REMUNERATION DISCLOSURE

The Company is required to disclose aggregate quantitative remuneration information for its Code Staff in the years ended 31 December 2012 and 2011. At 31 December 2012, there were 25 Code Staff (2011: 22) who have been identified as Key Management Personnel and 30 other Code Staff (2011: 33).

Aggregate remuneration expenditure

Aggregate remuneration is made up of total fixed and variable remuneration awarded in respect of the 2012 and 2011 performance years as follows.

Business Area	2012 £’000	2011 £’000
Markets	5,794	5,240
Other	39,941	32,742

Amounts and form of fixed and variable remuneration

a) Fixed remuneration

Total fixed remuneration paid in 2012 and 2011 included all benefits and allowances, including pensions contributions by employer, pension cash allowance, housing and energy allowances, car allowances and miscellaneous benefits (net) was as follows.

	2012 £’000	2011 £’000
Key Management Personnel	12,398	11,805
Other Code Staff	9,479	8,206

b) Variable remuneration

Variable remuneration payable in respect of 2012 and 2011 performance consisted of cash bonuses, share awards, long-term incentives and other discretionary one-off awards was as follows.

Variable remuneration awarded in respect of 2012 performance year

	Key Management Personnel £’000	Other Code Staff £’000
Variable remuneration:
- Bonus in cash	6,028	6,385
- Bonus in shares(1)	6,028	5,416
- Long-term incentives in shares	—	—

Total variable remuneration	12,056	11,801

Deferred remuneration:
Amount deferred in cash	3,395	2,718
Amount deferred in shares(2)	3,395	2,718

Total deferred remuneration	6,790	5,436

(1)	Value of bonus in shares awarded for performance in 2012, based on share price at award.
(2)	Value of bonus in deferred shares for performance in 2012, and long-term incentive shares for performance in 2012.

Variable remuneration awarded in respect of 2011 performance year

	Key Management Personnel £’000	Other Code Staff £’000
Variable remuneration:
- Bonus in cash	5,094	4,023
- Bonus in shares(1)	5,094	3,756
- Long-term incentives in shares(2)	—	—

Total variable remuneration	10,188	7,779

Deferred remuneration:
Amount deferred in cash	2,533	1,937
Amount deferred in shares(3)	2,533	1,938

Total deferred remuneration	5,066	3,875

(1)	Value of bonus in shares awarded for performance in 2011, based on share price at award.
(2)	Value of long-term incentive shares awarded for performance in 2011, based on share price at grant.
(3)	Value of bonus in deferred shares for performance in 2011, and long-term incentive shares for performance in 2011.

Santander UK plc 2012 Annual Report	197

Governance

FSA Remuneration Disclosure continued

c) Outstanding deferred remuneration

This refers to deferred remuneration awarded in respect of the 2011 and 2010 performance years, as well as that paid out during the year in respect of previous years’ deferrals and all unvested remuneration on 31 December 2012 and 31 December 2011. This includes deferred bonus awards and long-term incentive plans contingent on multi-year performance. Deferred remuneration reduced during the year relates to long-term incentives lapsing when performance conditions are not met or deferred awards being reduced due to claw-back.

2012 category of deferred remuneration

	Key Management Personnel £’000	Other Code Staff £’000
Awarded in year(1)	6,790	5,436
Paid out from prior years(2)	644	2,589
Amount by which payouts from prior years were reduced by performance adjustments(3)	553	720
Unvested at year end(4)	6,335	9,215

(1)	Value of deferred and long-term incentive shares granted in 2012, based on share price at award/grant, plus deferred cash from 2012 bonus.
(2)	Value of long-term incentive shares that vested in 2012, based on share price at vesting, plus deferred cash from 2009 and 2010 bonus paid in 2012.
(3)	Value of long-term incentive shares or deferred cash delivered in 2012 that have either lapsed or been reduced as a result of performance conditions not being satisfied or claw back policy.
(4)

Value of both deferred and long-term incentive shares unvested at December 2012, based on a share price at 31 December 2012, plus deferred cash outstanding from previous bonuses. Does not include remuneration awarded in respect of 2012 performance.

2011 category of deferred remuneration

	Key Management Personnel £’000	Other Code Staff £’000
Awarded in year(1)	5,066	3,875
Paid out from prior years(2)	1,590	4,402
Amount by which payouts from prior years were reduced by performance adjustments(3)	220	144
Unvested at year end(4)	5,162	9,441

(1)	Value of deferred and long-term incentive shares granted in 2011, based on share price at award/grant, plus deferred cash from 2011 bonus.
(2)	Value of long-term incentive shares that vested in 2011, based on share price at vesting, plus deferred cash from 2008 bonus paid in 2011.
(3)	Value of long-term incentive shares or deferred cash delivered in 2011 that have either lapsed or been reduced as a result of performance conditions not being satisfied or claw back policy.
(4)

Value of both deferred and long-term incentive shares unvested at December 2011, based on a share price at 31 December 2011, plus deferred cash outstanding from previous bonuses. Does not include remuneration awarded in respect of 2011 performance.

d) Sign-on (buy-out) and severance payments

Payments totalling £2,818,800 were made to four Code Staff employees during the year (2011: Nil) in respect of buying-out deferred compensation from previous employers. A severance payment of £321,957 was made to one Code Staff employee during the year (2011: £746,111).

198	Santander UK plc 2012 Annual Report

Financial Statements

Contents to Financial Statements

Financial Statements
200	Report of Independent Registered Public Accounting Firm
201	Consolidated Income Statement for the years ended 31 December 2012, 2011 and 2010
201	Consolidated Statement of Comprehensive Income for the years ended 31 December 2012, 2011 and 2010
202	Consolidated Balance Sheet at 31 December 2012 and 2011
203	Consolidated Statement of Changes in Equity for the years ended 31 December 2012, 2011 and 2010
204	Consolidated Cash Flow Statement for the years ended 31 December 2012, 2011 and 2010
205	Company Balance Sheet at 31 December 2012 and 2011
206	Company Statement of Changes in Equity for the years ended 31 December 2012, 2011 and 2010
207	Company Cash Flow Statement for the years ended 31 December 2012, 2011 and 2010
208	Notes to the Financial Statements

Santander UK plc 2012 Annual Report	199

Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Santander UK plc

We have audited the accompanying consolidated balance sheets of Santander UK plc and subsidiaries (the “Group”) as of 31 December 2012 and 2011, and the related Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Changes in Equity, and Cash Flows for each of the three years in the period ended 31 December 2012, the related notes 1 to 48 and the information on pages 74 to 134 and 140 to 162 of the Risk Management Report, except for those items marked as unaudited. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Santander UK plc and subsidiaries as of 31 December 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).

Deloitte LLP
London, UK
14 March 2013

200	Santander UK plc 2012 Annual Report

Financial Statements

Primary Financial Statements

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December 2012, 2011 and 2010

	Notes	2012 £m	2011 £m	2010 £m
Interest and similar income	3	7,621	7,618	7,047
Interest expense and similar charges	3	(4,706)	(3,788)	(3,233)

Net interest income		2,915	3,830	3,814

Fee and commission income	4	1,164	1,138	902
Fee and commission expense	4	(264)	(220)	(203)

Net fee and commission income		900	918	699

Net trading and other income	5	1,086	437	521

Total operating income		4,901	5,185	5,034

Administration expenses	6	(1,976)	(1,995)	(1,793)
Depreciation, amortisation and impairment	7	(246)	(447)	(275)

Total operating expenses excluding provisions and charges		(2,222)	(2,442)	(2,068)

Impairment losses on loans and advances	9	(1,009)	(565)	(712)
Provisions for other liabilities and charges	9	(439)	(917)	(129)

Total operating provisions and charges		(1,448)	(1,482)	(841)

Profit before tax		1,231	1,261	2,125
Taxation charge	10	(292)	(358)	(542)

Profit for the year		939	903	1,583

Attributable to:
Equity holders of the parent		939	903	1,544
Non-controlling interest		—	—	39

All profits during each year were generated from continuing operations.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2012, 2011 and 2010

	Notes	2012 £m	2011 £m	2010 £m
Profit for the year		939	903	1,583

Other comprehensive (expense)/income:
Actuarial (losses)/gains on retirement benefit obligations	37	(183)	(37)	25
Gains/(losses) on available-for-sale securities	22	6	(3)	(1)
Tax on above items	10	41	11	(9)

Net (loss)/gain recognised directly in other comprehensive income		(136)	(29)	15

Gains on available-for-sale securities transferred to profit or loss on sale		(17)	—	(2)
Tax on items transferred to profit or loss	10	4	—	1

Net transfers to profit		(13)	—	(1)

Total other comprehensive (expense)/income for the year before tax		(194)	(40)	22
Tax relating to components of other comprehensive (expense)/income	10	45	11	(8)

Total comprehensive income for the year		790	874	1,597

Attributable to:
Equity holders of the parent		790	874	1,558
Non-controlling interest		—	—	39

The accompanying Notes on pages 208 to 309 and the audited sections of the Risk Management Report on pages 62 to 162 form an integral part of these Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	201

Financial Statements

Primary Financial Statements continued

CONSOLIDATED BALANCE SHEET

At 31 December 2012 and 2011

	Notes	2012 £m	2011 £m
Assets
Cash and balances at central banks	12	29,282	25,980
Trading assets	14	22,498	21,891
Derivative financial instruments	15	30,146	30,780
Financial assets designated at fair value	16	3,811	5,005
Loans and advances to banks	17	2,438	4,487
Loans and advances to customers	18	191,907	201,069
Available-for-sale securities	22	5,483	46
Loans and receivables securities	23	1,259	1,771
Macro hedge of interest rate risk		1,222	1,221
Intangible assets	25	2,325	2,142
Property, plant and equipment	26	1,541	1,596
Current tax assets		50	—
Deferred tax assets	27	60	257
Retirement benefit assets	37	254	241
Other assets	28	768	1,088

Total assets		293,044	297,574

Liabilities
Deposits by banks	29	9,935	11,626
Deposits by customers	30	149,037	148,342
Derivative financial instruments	15	28,861	29,180
Trading liabilities	31	21,109	25,745
Financial liabilities designated at fair value	32	4,002	6,837
Debt securities in issue	33	59,621	52,651
Subordinated liabilities	34	3,781	6,499
Other liabilities	35	2,526	2,571
Provisions	36	914	970
Current tax liabilities		4	271
Retirement benefit obligations	37	305	216

Total liabilities		280,095	284,908

Equity
Share capital and other equity instruments	39	3,999	3,999
Share premium	39	5,620	5,620
Retained earnings		3,312	3,021
Other reserves		18	26

Total shareholders’ equity		12,949	12,666

Total liabilities and equity		293,044	297,574

The accompanying Notes on pages 208 to 309 and the audited sections of the Risk Management Report on pages 62 to 162 form an integral part of these Consolidated Financial Statements.

The Financial Statements on pages 201 to 309 were approved and authorised for issue by the Board on 14 March 2013 and signed on its behalf by:

Stephen Jones
Chief Financial Officer
Company Registered Number: 2294747

202	Santander UK plc 2012 Annual Report

Financial Statements

Primary Financial Statements continued

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2012, 2011 and 2010

				Other reserves
	Notes	Share capital £m	Share premium £m	Available for sale reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m	Non- controlling interest £m	Total £m
1 January 2012		3,999	5,620	9	17	3,021	12,666	—	12,666
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	939	939	—	939
- Other comprehensive income/(expense) for the year		—	—	(11)	—	(183)	(194)	—	(194)
- Tax on other comprehensive income		—	—	3	—	42	45		45

		—	—	(8)	—	798	790	—	790

Dividends and other distributions	13	—	—	—	—	(507)	(507)	—	(507)

31 December 2012		3,999	5,620	1	17	3,312	12,949	—	12,949

1 January 2011		3,999	5,620	10	17	2,628	12,274	—	12,274
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	903	903	—	903
- Other comprehensive income/(expense) for the year		—	—	(3)	—	(37)	(40)	—	(40)
- Tax on other comprehensive income/(expense)		—	—	2	—	9	11	—	11

		—	—	(1)	—	875	874	—	874

Dividends and other distributions	13	—	—	—	—	(482)	(482)	—	(482)

31 December 2011		3,999	5,620	9	17	3,021	12,666	—	12,666

1 January 2010		2,709	1,857	12	17	1,911	6,506	716	7,222
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	1,544	1,544	39	1,583
- Other comprehensive income/(expense) for the year		—	—	(3)	—	25	22	—	22
- Tax on other comprehensive income/(expense)		—	—	1	—	(9)	(8)	—	(8)

		—	—	(2)	—	1,560	1,558	39	1,597

Dividends and other distributions	13	—	—	—	—	(815)	(815)	(17)	(832)
Issue of preference shares		300	—	—	—	—	300	—	300
Redemption of A&L preference shares		—	—	—	—	—	—	(294)	(294)
Reclassification of Perpetual Preferreds		297	—	—	—	—	297	(297)	—
Issue of ordinary shares		693	3,763	—	—	—	4,456	—	4,456
Acquisition of non-controlling interest	45	—	—	—	—	(28)	(28)	(147)	(175)

31 December 2010		3,999	5,620	10	17	2,628	12,274	—	12,274

The accompanying Notes on pages 208 to 309 and the audited sections of the Risk Management Report on pages 62 to 162 form an integral part of these Consolidated Financial Statements.

Santander UK plc 2012 Annual Report	203

Financial Statements

Primary Financial Statements continued

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December 2012, 2011 and 2010

	Notes	2012 £m	2011 £m	2010 £m
Cash flows from/(used in) operating activities
Profit for the year		939	903	1,583
Adjustments for:
Non cash items included in profit		1,008	3,668	3,136
Change in operating assets		8,363	2,219	6,239
Change in operating liabilities		(4,094)	(12,015)	1,557
Corporation taxes (paid)/received		(231)	(165)	(131)
Effects of exchange rate differences		(1,961)	(1,662)	(1,000)

Net cash flow from/(used in) operating activities	40	4,024	(7,052)	11,384

Cash flows (used in)/from investing activities
Acquisition of businesses, net of cash acquired	40,45	—	—	(1,418)
Investment in associates		(6)	—	—
Disposal of subsidiaries, net of cash disposed	40	—	76	250
Purchase of property, plant and equipment and intangible assets	25,26	(454)	(397)	(873)
Proceeds from sale of property, plant and equipment and intangible assets		80	93	91
Purchase of non-trading securities		(6,338)	—	(1,225)
Proceeds from sale of non-trading securities		910	124	1,851

Net cash flow used in investing activities		(5,808)	(104)	(1,324)

Cash flows from/(used in) financing activities
Issue of ordinary share capital	39	—	—	4,456
Issue of loan capital		37,219	48,449	21,409
Repayment of loan capital		(35,636)	(43,070)	(15,973)
Dividends paid on ordinary shares	13	(425)	(375)	(900)
Dividends paid on preference shares classified in equity	13	(19)	(19)	(19)
Dividends paid on Reserve Capital Instruments	13	(21)	(21)	(21)
Interest paid on Perpetual Preferred Securities classified in non-controlling interest		—	—	(17)
Dividends paid on Perpetual Preferred Securities	13	(17)	(17)	—

Net cash flow from financing activities		1,101	4,947	8,935

Net (decrease)/increase in cash and cash equivalents		(683)	(2,209)	18,995

Cash and cash equivalents at beginning of the year		42,946	45,500	26,364
Effects of exchange rate changes on cash and cash equivalents		(624)	(345)	141

Cash and cash equivalents at the end of the year	40	41,639	42,946	45,500

The accompanying Notes on pages 208 to 309 and the audited sections of the Risk Management Report on pages 62 to 162 form an integral part of these Consolidated Financial Statements.

204	Santander UK plc 2012 Annual Report

Financial Statements

Primary Financial Statements continued

COMPANY BALANCE SHEET

At 31 December 2012 and 2011

	Notes	2012(1) £m	2011(1) £m
Assets
Cash and balances at central banks	12	28,883	18,958
Derivative financial instruments	15	4,899	6,001
Financial assets designated at fair value	16	44	45
Loans and advances to banks	17	97,846	90,716
Loans and advances to customers	18	171,697	181,972
Available-for-sale securities	22	357	34
Loans and receivables securities	23	5,941	5,202
Macro hedge of interest rate risk		15	32
Investment in subsidiary undertakings	24	6,969	6,995
Intangible assets	25	1,647	1,458
Property, plant and equipment	26	1,157	1,182
Current tax assets		240	154
Deferred tax assets	27	72	275
Retirement benefit assets	37	250	237
Other assets	28	716	965

Total assets		320,733	314,226

Liabilities
Deposits by banks	29	109,170	112,278
Deposits by customers	30	188,884	175,067
Derivative financial instruments	15	2,051	1,207
Financial liabilities designated at fair value	32	—	1
Debt securities in issue	33	645	1,609
Subordinated liabilities	34	3,846	6,564
Other liabilities	35	2,139	2,121
Provisions	36	859	912
Retirement benefit obligations	37	305	216

Total liabilities		307,899	299,975

Equity
Share capital and other equity instruments	39	3,999	3,999
Share premium	39	5,620	5,620
Retained earnings		3,217	4,625
Available for sale reserve		(2)	7

Total shareholders’ equity		12,834	14,251

Total liabilities and equity		320,733	314,226

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes on pages 208 to 309 and the audited sections of the Risk Management Report on pages 62 to 162 form an integral part of these Financial Statements.

The Financial Statements on pages 201 to 309 were approved and authorised for issue by the Board on 14 March 2013 and signed on its behalf by:

Stephen Jones
Chief Financial Officer
Company Registered Number: 2294747

Santander UK plc 2012 Annual Report	205

Financial Statements

Primary Financial Statements continued

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2012, 2011 and 2010

	Notes	Share Capital £m	Share Premium £m	Available for sale reserve £m	Retained earnings £m	Total (1) £m
1 January 2012		3,999	5,620	7	4,625	14,251
Total comprehensive income/(expense):
- Profit for the year		—	—	—	(760)	(760)
- Other comprehensive income/(expense) for the year		—	—	(12)	(183)	(195)
- Tax on other comprehensive income/(expense)		—	—	3	42	45

		—	—	(9)	(901)	(910)

Dividends	13	—	—	—	(507)	(507)

31 December 2012		3,999	5,620	(2)	3,217	12,834

1 January 2011		3,999	5,620	7	1,983	11,609
Total comprehensive income/(expense):
- Profit for the year		—	—	—	3,153	3,153
- Other comprehensive income/(expense) for the year		—	—	(2)	(38)	(40)
- Tax on other comprehensive income/(expense)		—	—	2	9	11

		—	—	—	3,124	3,124

Dividends	13	—	—	—	(482)	(482)

31 December 2011		3,999	5,620	7	4,625	14,251

1 January 2010		2,709	1,857	7	1,350	5,923
Total comprehensive income/(expense):
- Profit for the year		—	—	—	1,391	1,391
- Other comprehensive income/(expense) for the year		—	—	—	67	67
- Tax on other comprehensive income/(expense)		—	—	—	(20)	(20)

		—	—	—	1,438	1,438

Issue of preference shares		300	—	—	—	300
Reclassification of Perpetual Preferred Securities		297	—	—	—	297
Issue of ordinary shares		693	3,763	—	—	4,456
Other movements		—	—	—	10	10
Dividends	13	—	—	—	(815)	(815)

31 December 2010		3,999	5,620	7	1,983	11,609

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes on pages 208 to 309 and the audited sections of the Risk Management Report on pages 62 to 162 form an integral part of these Financial Statements.

206	Santander UK plc 2012 Annual Report

Financial Statements

Primary Financial Statements continued

COMPANY CASH FLOW STATEMENT

For the years ended 31 December 2012, 2011 and 2010

	Notes	2012(1) £m	2011(1) £m	2010(1) £m
Cash flows from/(used in) operating activities
Profit for the year		(760)	3,153	1,391
Adjustments for:
Non cash items included in profit		422	1,760	2,580
Change in operating assets		2,473	5,712	(35,575)
Change in operating liabilities		11,002	(29,053)	43,708
Corporation taxes paid		(149)	(121)	(99)
Effects of exchange rate differences		(530)	(47)	(27)

Net cash flow from/(used in) operating activities	40	12,458	(18,596)	11,978

Cash flows used in investing activities
Increase in investment in subsidiaries	24,45	—	—	(1,451)
Disposal of subsidiaries, net of cash disposed		—	—	772
Purchase of property, plant and equipment and intangible assets	25,26	(354)	(340)	(783)
Proceeds from sale of property, plant and equipment and intangible assets		3	5	47
Purchase of non-trading securities		(348)	—	—
Proceeds from sale and redemption of non-trading securities		46	—	—

Net cash flow used in investing activities		(653)	(335)	(1,415)

Net cash flow (used in)/from financing activities
Issue of ordinary share capital	39	—	—	4,456
Repayment of loan capital		(2,394)	(1,957)	(2,804)
Dividends paid on ordinary shares	13	(425)	(375)	(900)
Dividends paid on Perpetual Preferred Securities	13	(17)	(17)	—
Dividends paid on preference shares classified in equity	13	(19)	(19)	(19)
Dividends paid on Reserve Capital Instruments	13	(21)	(21)	(21)

Net cash flow (used in)/from financing activities		(2,876)	(2,389)	712

Net increase/(decrease) in cash and cash equivalents		8,929	(21,320)	11,275

Cash and cash equivalents at beginning of the year		45,353	66,673	55,398
Effects of exchange rate changes on cash and cash equivalents		—	—	—

Cash and cash equivalents at the end of the year	40	54,282	45,353	66,673

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes on pages 208 to 309 and the audited sections of the Risk Management Report on pages 62 to 162 form an integral part of these Financial Statements.

Santander UK plc 2012 Annual Report	207

Financial Statements

Notes to the Financial Statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK plc (the ‘Company’) and the Santander UK plc group (the ‘Santander UK group’) under the Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to business and public sector customers.

Santander UK plc is a public limited company, incorporated in England and Wales, having a registered office in England and is the holding company of the Santander UK group as well as undertaking banking and financial services transactions as an operating company.

BASIS OF PREPARATION

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, and on the going concern basis of accounting as disclosed in the Directors’ statement of going concern set out in the Directors’ Report on pages 182 and 183.

a) Compliance with International Financial Reporting Standards

The Santander UK group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) of the IASB (together ‘IFRS’). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

The Company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, as applied in accordance with the provision of the Companies Act 2006.

Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the Risk Management Report on pages 62 to 162 which form an integral part of these financial statements.

Recent accounting developments

In 2012, the Santander UK group adopted the following amendments to standards which became effective for financial years beginning on 1 January 2012.

a)

IFRS 7 ‘Financial Instruments: Disclosures’ - In October 2010, the IASB issued amendments to IFRS 7 that increase the disclosure requirements for transactions involving transfers of financial assets. The amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period. The amendments to IFRS 7 are effective for annual periods beginning on or after 1 July 2011, with earlier application permitted. Disclosures are not required for comparative periods before the date of initial application of the amendments. The disclosures required by the amendment to IFRS 7 may be found on page 251.

b)	There are a number of other changes to IFRS that were effective from 1 January 2012. Those changes did not have a significant impact on the Santander UK group’s financial statements.

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)

IAS 1 ‘Presentation of Financial Statements’ - In June 2011, the IASB issued amendments to IAS 1 that retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (i) items that will not be reclassified subsequently to profit or loss; and (ii) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012.

The Santander UK group anticipates that IAS 1 (2011) will be adopted in the Santander UK group’s financial statements for the annual period beginning on 1 January 2013 and that the application of the new Standard will modify the presentation of items of other comprehensive income accordingly. Retrospective application is required. The Santander UK group does not anticipate that these amendments to IAS 1 will have a significant impact on the Santander UK group’s disclosures.

208	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

b)

IFRS 10 ’Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’, IAS 27 ‘Separate Financial Statements’ and IAS 28 ‘Investments in Associates and Joint Ventures’ – In May 2011, the IASB issued new and amended guidance on consolidated financial statements and joint arrangements. IFRS 10, IFRS 11 and IFRS 12 were new standards issued while IAS 27 and IAS 28 were amended. Each of the standards issued is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted as long as each of the other standards is also applied earlier.

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

•

IFRS 11 applies to all entities that are parties to a joint arrangement. A joint arrangement is an arrangement of which two or more parties have joint control. IFRS 11 establishes two types of joint arrangements, joint operations and joint ventures, which are distinguished by the rights and obligations of the parties to the arrangement. In a joint operation, the parties to the joint arrangement (referred to as ‘joint operators’) have rights to the assets and obligations for the liabilities of the arrangement. By contrast, in a joint venture, the parties to the arrangement (referred to as ‘joint venturers’) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognise its share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs; however, a joint venturer would account for its interest by using the equity method of accounting under IAS 28 (2011). Transitional provisions vary depending on how an interest is accounted for under IAS 31 and what its nature is under IFRS 11.

•

IFRS 12 integrates the disclosure requirements on interests in other entities, currently included in several standards to make it easier to understand and apply the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard also contains additional requirements on a number of topics. Under IFRS 12, an entity should disclose information about significant judgements and assumptions (and any changes to those assumptions) made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement. IFRS 12 also requires additional disclosures to provide information to enable users to assess the nature of, and risks associated with the Company’s interests in other entities and the effect of those interests on the Company’s financial position, performance and cash flow. Disclosures shall be aggregated or disaggregated so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have different characteristics. The standard applies prospectively from the beginning of the annual period in which it is adopted.

In June 2012, the IASB issued amendments to IFRS 10, IFRS 11 and IFRS 12 that clarify the transitional guidance in IFRS 10, IFRS 11 and IFRS 12. The amendments provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 by limiting the requirement to provide adjusted comparative information to only the preceding comparative period, and are in response to constituent requests for clarification on certain aspects of the transition guidance.

The Santander UK group anticipates that IFRS 10, IFRS 11 and IFRS 12 will be adopted in the Santander UK group’s financial statements for the annual period beginning on 1 January 2013. The Santander UK group is still completing its analysis but does not anticipate that the application of the new standards will have a significant impact on its profit or loss or financial position but expects to enhance its disclosures around holdings of structured entities as a result of IFRS 12.

•	IAS 27 was amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 was amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The Santander UK group anticipates that IAS 27 (2011) and IAS 28 (2011) will be adopted in the Company’s financial statements for the annual period beginning on 1 January 2013. The Santander UK group is still completing its analysis but does not anticipate that these amendments to IAS 27 and IAS 28 will have a significant impact on its disclosures and on amounts reported in respect of the Santander UK group’s profit or loss, financial position or disclosures.

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

The Santander UK group anticipates that IFRS 13 will be adopted in the Santander UK group’s financial statements for the annual period beginning on 1 January 2013. The Santander UK group is still completing its analysis but does not anticipate that the application of the new standards will have a significant impact on its profit or loss, financial position or disclosures.

Santander UK plc 2012 Annual Report	209

Financial Statements

Notes to the Financial Statements continued

d)

IFRS 9 ‘Financial Instruments’ - In November 2009, the IASB issued IFRS 9 ‘Financial Instruments (‘IFRS 9’) which introduced new requirements for the classification and measurement of financial assets. In October 2010, the IASB issued an amendment to IFRS 9 incorporating requirements for financial liabilities. Together, these changes represent the first phase in the IASB’s planned replacement of IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) with a less complex and improved standard for financial instruments.

Following the IASB’s decision in December 2011 to defer the effective date, the standard is effective for annual periods beginning on or after 1 January 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively but prior periods need not be restated.

The second and third phases in the IASB’s project to replace IAS 39 will address impairment of financial assets measured at amortised cost and hedge accounting.

The IASB re-opened the requirements for classification and measurement in IFRS 9 in 2012 to address practice and other issues, with an exposure draft of revised proposals issued in November 2012.

The Santander UK group anticipates that IFRS 9 will be adopted in the Santander UK group’s financial statements for the annual period beginning on 1 January 2015 and that the application of the new Standard may have a significant impact on amounts reported in respect of the Santander UK group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

e)

IAS 19 ‘Employee Benefits’ - In June 2011, the IASB issued amendments to IAS 19 that change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19, accelerate the recognition of past service costs and changes in the assessment of interest revenue from plan assets in profit and loss. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. The amendments to IAS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions.

The Santander UK group adopted IAS 19 with effect from 1 January 2004 and has since that date recognised all actuarial gains and losses immediately through other comprehensive income and all past service costs immediately when changes to benefits were made. No change to prior periods is required in respect of the elimination of the corridor approach or recognition of past service costs.

The Santander UK group anticipates that IAS 19 (2011) will be adopted in the Santander UK group’s financial statements for the annual period beginning on 1 January 2013. The Santander UK group does not anticipate that these amendments to IAS 19 will have a significant impact on its profit or loss or financial position as the Santander UK group does not utilise the ‘corridor approach’.

f)

In December 2011, the IASB issued amendments to IFRS 7 ‘Disclosures - Offsetting Financial Assets and Financial Liabilities’ which requires the disclosures about the effect or potential effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The amendments are effective for annual periods beginning on or after 1 January 2013 and interim periods within those annual periods. The amendments are required to be applied retrospectively.

g)

In December 2011, the IASB issued amendments to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’ which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively.

The Santander UK group is currently assessing the impact of these clarifications but it is not practicable to quantify the effect as at the date of the publication of these financial statements.

h)

There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the Santander UK group’s financial statements until a detailed review has been completed.

b) Comparative information

As required by US public company reporting requirements, these Consolidated Financial Statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.

210	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

CONSOLIDATION

a) Subsidiaries

Subsidiaries, which are those companies and other entities (including Special Purpose Entities (‘SPEs’)) over which the Santander UK group, directly or indirectly, has power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are currently exercisable or currently convertible are considered when assessing whether the Santander UK group controls another entity. The Company recognises investments in subsidiaries at cost less impairment.

Subsidiaries are consolidated from the date on which control is transferred to the Santander UK group and are no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the Santander UK group’s share of the identifiable net assets of the acquired subsidiary, associate or business at the date of acquisition is recorded as goodwill. Inter-company transactions, balances and unrealised gains on transactions between Santander UK group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered. The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim financial statements for the period to 31 December.

In the context of SPE’s, the following circumstances may indicate a relationship in which, in substance, the Santander UK group controls and consequently consolidates an SPE:

•	the activities of the SPE are being conducted on behalf of the Santander UK group according to the Santander UK group’s specific business needs so that it obtains benefits from the SPE’s operation;

•

the Santander UK group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Santander UK group has delegated those decision-making powers;

•	the Santander UK group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or

•	the Santander UK group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

Assessments of control are made based on the initial arrangements in place, but are reconsidered if there are subsequent changes to the substance of the arrangements, such as the nature of the Santander UK group’s involvement, the contractual arrangements or the governing rules of the SPE.

Transactions between entities under common control, i.e. fellow subsidiaries of Banco Santander, S.A. (the “ultimate parent”) are outside the scope of IFRS 3 - “Business Combinations”, and there is no other guidance for such situations under IFRS. The Santander UK group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, except for the continued disclosure of those IBNO provisions for a portfolio that cannot easily be allocated to individual loans, unless the transaction represents a reorganisation of entities within the Santander UK group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Santander UK group in a manner consistent with group reconstruction relief under UK GAAP (merger accounting).

b) Associates and joint ventures

Associates are entities over which the Santander UK group has significant influence, but which it does not control. A holding by the Santander UK group of between 20% and 50% of the voting rights is a usual indicator of this influence. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Santander UK group has significant influence over another entity. Unrealised gains on transactions between the Santander UK group and its associates are eliminated to the extent of the Santander UK group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Santander UK group’s investment in associates includes goodwill on acquisition. Joint ventures are entities over which the Santander UK group has joint control under a contractual arrangement with other parties.

The Santander UK group’s investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of the post-acquisition results of the joint venture or associate. The share of any losses is restricted to a level that reflects an obligation to fund such losses. The Santander UK group does not hold significant investments in associates or joint ventures.

FOREIGN CURRENCY TRANSLATION

Items included in the financial statements of each entity (including foreign branch operations) in the Santander UK group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the ‘functional currency’). The Consolidated Financial Statements are presented in pounds sterling, which is the functional currency of the parent.

Income statements and cash flows of foreign entities are translated into the Santander UK group’s reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December.

Santander UK plc 2012 Annual Report	211

Financial Statements

Notes to the Financial Statements continued

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

Exchange rate differences recognised in profit or loss on items not at fair value through profit and loss were £1,631m income (2011: £1,814m income, 2010: £1,356m income). This was partially offset by income/charges on items held at fair value.

REVENUE RECOGNITION

a) Interest income and expense

Income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Santander UK group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables, available-for-sale, or income on investments in equity shares, interest expense on liabilities other than those at fair value through profit and loss, and interest income and expense on hedging derivatives are recognised in interest and similar income and interest expense and similar charges in the income statement. In accordance with IFRS, the Santander UK group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for.

b) Fee and commission income and expense

Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is provided. For retail products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products. Revenue from these income streams is recognised when the service is provided.

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

c) Dividend income

Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

d) Net trading and other income

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

Changes in the fair value of financial assets and liabilities held for trading, including trading derivatives, are recognised in the income statement as net trading and other income together with dividends and interest income and expense. Changes in the fair value of assets and liabilities designated as fair value through profit or loss are recognised in net trading and other income together with dividends, accrued interest income and expense and changes in fair value of derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a hedging relationship are recognised in net trading and other income along with the fair value of the hedged item if designated in a fair value hedge or macro hedging relationship.

212	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The Santander UK group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Santander UK group has no legal or constructive obligations to pay further contributions into the fund to “top up” benefits to a certain guaranteed level. Pension costs are charged to the line item ‘Administration expenses’, with the interest cost on liabilities and the expected return on scheme assets included within ‘Net interest income’ in the income statement.

a) Defined benefit plans

The asset or liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The assets of the schemes are measured at their fair values at the balance sheet date. Full actuarial valuations of the Santander UK group’s principal defined benefit schemes are carried out on a triennial basis. Each scheme’s Trustee is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert.

The present value of the defined benefit obligation is estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, then discounted to present value using an interest rate applicable to high-quality AA rated corporate bonds of the same currency and which have terms to maturity closest to the terms of the scheme liabilities, adjusted where necessary to match those terms. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about mortality, inflation, discount rates, pension increases and earnings growth, based on past experience. Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively. Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

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

b) Defined contribution plans

For defined contribution plans, the Santander UK group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Santander UK group has no further payment obligation. The regular contributions constitute net periodic costs for the year in which they are due and are included in staff costs.

c) Post-retirement medical benefit plans

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each yearend. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Santander UK plc 2012 Annual Report	213

Financial Statements

Notes to the Financial Statements continued

SHARE-BASED PAYMENTS

The Santander UK group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Santander UK group’s parent, Banco Santander, S.A. are purchased in the open market by the Santander UK group (for the Employee Sharesave scheme) or are purchased by Banco Santander, S.A. or another Banco Santander group company (for awards granted under the Long Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options as they vest.

Options granted under the Employee Sharesave scheme are accounted for as cash-settled share-based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-based payment transactions.

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

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments. A liability equal to the amount to be reimbursed to Banco Santander, S.A. is recognised at the current fair value determined at the grant date for equity-settled share-based payments.

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

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the cost of an acquisition, as well as the fair value of any interest previously held, over the fair value of the Santander UK group’s share of the identifiable net assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in Intangible assets. Goodwill on acquisitions of associates is included as part of Investment in associates. Goodwill is tested for impairment at each balance sheet date, or more frequently when events or changes in circumstances dictate, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

Other intangible assets are recognised if they arise from contracted or other legal rights or if they are capable of being separated or divided from the Santander UK group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over the useful economic life of the assets in question, which ranges from three to seven years. Other intangible assets are reviewed annually for impairment indicators and tested for impairment where indicators are present.

Marketing rights are capitalised when they are separately identifiable contractual agreements that are expected to provide future economic benefits and the costs are separately identifiable. The value of the marketing rights is classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of five to seven years.

Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. These costs include payroll, the costs of materials and services and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of three to seven years, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs associated with maintaining software programmes are expensed as incurred.

214	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

FINANCIAL ASSETS

The Santander UK group classifies its financial assets as: financial assets at fair value through profit or loss, loans and receivables, available-for-sale and held to maturity financial assets. Management determines the classification of its investments at initial recognition. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, or assets classified as available-for-sale, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The Santander UK group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition.

a) Financial assets at fair value through profit or loss

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

Trading assets, derivative financial instruments (except where in a hedging relationship) and financial assets designated at fair value are classified as fair value through profit or loss. They are derecognised when the rights to receive cash flows from the asset have expired or when the Santander UK group has transferred substantially all the risks and rewards of ownership.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market and which are not classified as available-for-sale or fair value through profit or loss. They arise when the Santander UK group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred substantially all of the risks and rewards of ownership. Loans and receivables consist of Loans and advances to banks, Loans and advances to customers and Loans and receivables securities.

c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are recognised in other comprehensive income until sale when the cumulative gain or loss is transferred to the income statement. Where the financial asset is interest-bearing, interest is determined using the effective interest method.

Income on investments in equity shares, debt instruments and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred substantially all the risks and rewards of ownership.

Santander UK plc 2012 Annual Report	215

Financial Statements

Notes to the Financial Statements continued

d) Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred substantially all of the risks and rewards of ownership. Were the Santander UK group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and reclassified as available-for-sale.

The Santander UK group does not hold any held to maturity financial assets.

VALUATION OF FINANCIAL INSTRUMENTS

Financial instruments that are classified at fair value through profit or loss, including those held for trading purposes, or available-for-sale, and all derivatives are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing, knowledgeable parties, other than in a forced or liquidation sale.

Changes in the valuation of such financial instruments, including derivatives, are included in the line item ‘Net trading and other income’ in the income statement or in ‘Other comprehensive income’ in the statement of comprehensive income as applicable.

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

b) Subsequent measurement

The Santander UK group applies the following fair value hierarchy that prioritises the inputs to valuation techniques used in measuring fair value. The hierarchy establishes three categories for valuing financial instruments, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three categories are: quoted prices in active markets (Level 1), internal models based on observable market data (Level 2) and internal models based on other than observable market data (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability.

The Santander UK group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1:

Unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.

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

The Santander UK group assesses active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument. The Santander UK group assesses active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity. The Santander UK group assesses active markets for exchange traded derivatives based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument.

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

216	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

In determining the appropriate measurement levels, the Santander UK group performs regular analyses on the assets and liabilities. Underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of assets and liabilities within the fair value hierarchy.

Financial instruments valued using observable market prices

If a quoted market price in an active market is available for an instrument, the fair value is calculated as the current bid price multiplied by the number of units of the instrument held.

Financial instruments valued using a valuation technique

In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed in Note 46.

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

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date. The assets are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred substantially all the risks and rewards of ownership.

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

The Santander UK group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

SALE AND REPURCHASE AGREEMENTS (INCLUDING STOCK BORROWING AND LENDING)

Securities sold subject to a commitment to repurchase them at a predetermined price (‘repos’) under which substantially all the risks and rewards of ownership are retained by the Santander UK group remain on the balance sheet as trading assets and a liability is recorded in trading liabilities in respect of the consideration received. Securities purchased under commitments to resell (‘reverse repos’) are not recognised on the balance sheet and the consideration paid is recorded in trading assets. The difference between the sale and repurchase price is treated as trading income in the income statement.

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

Santander UK plc 2012 Annual Report	217

Financial Statements

Notes to the Financial Statements continued

Derivatives are held for trading or for risk management purposes. Derivatives are classified as held for trading unless they are designated as being in a hedge relationship. The Santander UK group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria, as further described within ‘hedge accounting’ below.

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

HEDGE ACCOUNTING

In certain circumstances, derivatives may be designated as hedges and classified as: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedges’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedges’); or (iii) a hedge of a net investment in a foreign operation (‘net investment hedges’). The Santander UK group enters into derivatives as fair value hedges, but not as cash flow hedges or net investment hedges. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Santander UK group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Santander UK group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Santander UK group can expect, and actual results indicate, that changes in the fair value of the hedged items are effectively offset by changes in the fair value of the hedging instrument.

The main derivatives held for risk management purposes are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

The Santander UK group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated or exercised; or when the hedged item matures or is sold or repaid. On discontinuance of hedge accounting, amortisation of the adjustment to the hedged item is included in net trading and other income.

The hedge adjustment for fair value hedges is classified in the balance sheet in the same category as the hedged item, unless it relates to a macro hedging relationship where the hedge adjustment is recognised as a macro hedge on the face of the balance sheet. For fair value hedges, changes in the fair value of the hedging instrument and hedged item are recognised in net trading and other income. Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item. Such gains and losses are recorded in current period profit and loss within net trading and other income.

Gains and losses on components of a hedging derivative that are not part of the hedging relationship and are therefore excluded from the hedge effectiveness assessment are also included in net trading and other income.

SECURITISATION TRANSACTIONS

The Santander UK group has entered into certain arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Santander UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be held on the Santander UK group balance sheet, and a liability recognised for the proceeds of the funding transaction.

218	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date the Santander UK group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as loans and receivables, available-for-sale or loans and receivables securities have become impaired. Evidence of impairment varies across different portfolios and may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured/refinanced potentially reducing the burden to the borrower. Impairment losses are recorded as charges in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an impairment loss allowance. Impairment loss allowances are maintained at the level that management deems sufficient to absorb probable incurred losses in the Santander UK group’s loans. Losses expected from future events are not recognised.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. An impairment loss allowance for incurred observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital or interest will not be repaid or recovered through enforcement of any applicable security. An allowance for incurred inherent losses is established for loans for which no evidence of loss has been specifically identified on an individual basis because the loans are not yet past due (i.e. incurred but not observed (‘IBNO’)) but are known from past experience to have deteriorated since the initial decision to lend was made. An example of this situation is where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to loss of employment or divorce. In these circumstances, an inherent loss had been incurred at the reporting date.

Impairment loss allowances for loans and advances, less amounts released and recoveries of amounts written off are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The impairment loss allowances are deducted from the ‘Loans and advances to banks’, ‘Loans and advances to customers’ and ‘Loans and receivables securities’ line items on the balance sheet.

a) Loans and receivables

i) Retail assets

Retail assets are assessed either individually or collectively for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the assets.

Potential indicators of loss events

Potential indicators of loss events which may be evidence of financial difficulty for a retail borrower may include a request from a borrower to change contractual terms; the borrower notifying the Santander UK group of current or likely financial distress; contact from a debt management company; a change in payment source, lump sum payments and changes in activity or arrears on other accounts held by the borrower.

Individual assessment

For individually assessed assets, the Santander UK group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows from the asset discounted at the original effective interest rate of the asset.

Collective assessment

Impairment is assessed on a collective basis in two circumstances to cover losses which have been:

•	Incurred but have not yet been identified (i.e. IBNO losses); and

•	Observed.

In making a collective assessment for impairment, financial assets are grouped together according to their credit risk characteristics. These can include grouping by product, loan-to-value, brand, geography, type of customer and previous insolvency events. For each such portfolio or sub-segment of the portfolio, future cash flows are estimated through the use of historical loss experience. The historical loss experience is adjusted for current observable data, including estimated current property prices to reflect the effects of current conditions not affecting the period of historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest receivable within the income statement, with the impairment loss allowances on the balance sheet increasing.

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

Santander UK plc 2012 Annual Report	219

Financial Statements

Notes to the Financial Statements continued

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

The loss per case is based on actual cases using the most recent six month average data of losses that have been incurred during the most recent month for which data is available in the year under review (typically December), and is then discounted using an appropriate rate. Based on historical experience, the gross loss per case is realised in cash several months after the customer first defaults, during which time interest and fees and charges continue to accrue on the account. The future fees and charges included in the gross loss per case are removed and the balance discounted so as to calculate the present value of the loss per case. The discounted loss per case for accounts where a payment has already been missed (i.e. observed losses) is higher than for accounts that are up to date (i.e. IBNO losses) because the discounting effect is lower reflecting the fact that the process to recover the funds is further advanced.

Incurred but not observed impairment loss allowances

Individually assessed loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated allowance for IBNO losses. Such losses will only be individually identified in the future. As soon as information becomes available which identifies incurred losses on individual loans within the group, those loans are removed from the group and assessed for observed losses.

The allowance for IBNO losses is determined on a portfolio basis by applying the impairment loss allowances methodology outlined above to these accounts after taking into account:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by product);

•

the estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below); and

•

management’s judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

The emergence period

This is the period which the Santander UK group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on the Santander UK group’s statistical analysis at 31 December 2012 and 2011, the emergence period was two to three months for unsecured lending and 12 months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.

Observed impairment loss allowances

An impairment loss allowance for observed losses is established for all past due loans where it is probable that some of the capital will not be repaid or recovered through enforcement of any applicable security. Loans for which evidence of potential loss has been specifically identified are grouped together according to their credit risk characteristics for the purpose of calculating an estimated allowance for observed losses.

The allowance for observed losses is determined on a collective (or ‘portfolio’) basis by applying the impairment loss allowances methodology outlined above for IBNO losses to these accounts, with the exception that no consideration is given to an emergence period, as the losses are already observed.

Generally, the length of time before an asset is placed on default status for an impairment loss review is when at least one payment is missed. Repayment default periods vary depending on the nature of the collateral that secures the advances. On advances secured by residential or commercial property, the default period is three months. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan. On unsecured advances, such as personal term loans, the default period is generally four missed payments (three months in arrears). Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account, and on credit card accounts where the default period is three months.

Reversals of impairment

If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance account accordingly. The write-back is recognised in the income statement.

220	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Write-off

For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold or from claiming on any mortgage indemnity guarantee or other insurance. Security is realised in accordance with the Santander UK group’s internal debt management programme. There is no threshold based on past due status beyond which all secured loans are written off as there can be significant variations in the time needed to enforce possession and sale of the security, especially due to the different legal frameworks that apply in different regions of the UK. For unsecured loans, a write-off is only made when all internal avenues of collecting the debt have been exhausted and the debt is passed over to external collection agencies. A past due threshold is applied to unsecured debt where accounts that are 180 days past due are written off unless there is a dispute awaiting resolution. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

All write-offs are on a case-by-case basis, taking account of the exposure at the date of write-off, after accounting for the value from any collateral or insurance held against the loan. The exception to this is in cases where fraud has occurred, where the exposure is written off once full investigations have been completed and the probability of recovery is minimal. The time span between discovery and write-off will be short and may not result in an impairment loss allowance being raised. The write-off policy is regularly reviewed. Write-offs are charged against previously established impairment loss allowances.

Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries are classified in the income statement as ‘Impairment losses on loans and advances’.

Impairment losses on restructured/refinanced retail assets (forbearance)

To support retail customers that encounter actual or apparent financial difficulties, the Santander UK group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates a potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance.

There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the Santander UK group, reflecting the different risk characteristics of such loans. The Santander UK group’s forbearance programmes are described in the credit risk section in the Risk Management Report.

- Mortgages

On advances secured by residential property, the main types of forbearance offered are capitalisation, under the forms of payment arrangements, term extension or an interest only concession, subject to customer negotiation and vetting. Such accounts are classified in the “collections” category and, if they are in arrears, continue to be reported in arrears until the arrears are capitalised, at which point the accounts will be transferred to the “performing” category. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status.

The impairment loss allowances on these accounts are calculated in the same manner as on any other account, using the Santander UK group’s collective assessment methodology. In making a collective assessment for impairment, loans that are subject to forbearance are grouped together according to their credit risk characteristics.

Separate assessments are performed for loans in forbearance that are performing (and have never been in arrears), performing (and previously were in arrears) and non-performing, and for each type of forbearance applied, to reflect their differing risk profiles. The loss propensities are based on recent historical experience of each sub category, typically covering a period of no more than the most recent six months in the year under review. For each sub category of loans in forbearance, the loss propensity factor applied in the collective assessment calculation is higher than for other performing loans reflecting the higher risk of default attached to these accounts. Similarly, for each sub category of loans in forbearance the loss factor applied is higher reflecting the higher risk of loss attached to these accounts.

It is not expected that all accounts in the collections category will default, particularly as the Santander UK group’s lending policies only permit a mortgage restructure/refinance in circumstances where the customer is expected to be able to meet the related requirements and ultimately repay in full.

- Unsecured Personal Loans

For unsecured personal loans (‘UPLs’), the main types of forbearance offered are reduced repayments and reduced settlement arrangements. Where accounts undergoing forbearance are in arrears, these continue to be reported in the delinquency cycle, until all arrears are capitalised or paid up, at which point the accounts will be transferred to the “performing” category. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status. Where the accounts reside in “performing” category as a result of forbearance, the impairment allowance requirements are based on default probability that take account of the higher inherent risk in the forborne asset relative to other performing assets.

Santander UK plc 2012 Annual Report	221

Financial Statements

Notes to the Financial Statements continued

- Credit Cards

For credit card lending, the main types of forbearance offered are reduced repayment arrangements and reduced settlement arrangements. Reduced settlement arrangements have no impact on the provisioning level as the agreed remaining balance is written off at the point of settlement. The impairment loss allowance takes into consideration the potential recoverable value on the debt sale market.

ii) Corporate assets

Corporate assets are assessed either individually or collectively for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the assets.

Potential indicators of loss events

Potential indicators of loss events which may be evidence of financial difficulty for a corporate borrower may include the borrower notifying the Santander UK group of current or likely financial distress; corporate results not meeting forecasts, missed repayments, requests for additional funding; breaches of covenants and changes in business plans.

Individual assessment

Impairment reviews are conducted monthly for individually significant assets:

•	where an asset has a payment default which has been outstanding for 90 days or more;

•	where non-payment defaults have occurred and/or where it has become evident that a restructuring/refinancing exercise will be undertaken; or

•	where it has become evident that the value of any security is no longer considered adequate.

In such situations the asset is transferred to the Corporate Banking Restructuring & Recoveries team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including a revaluation of collateral held) in relation to the relevant asset, appropriately discounted. The result is compared to the current net book value of the asset. Any shortfall evidenced as a result of such a review will be assessed against the opportunities to enhance future cash flows and the need for an observed impairment loss allowance established.

Collective assessment

A collective impairment loss allowance is established for all loans that have experienced a loss event. For individually significant loans this is undertaken as detailed above. Loans which are not individually significant but are not performing are grouped together according to their credit risk characteristics and the allowance for observed losses is determined on a collective basis by applying an estimated loss given default. Loans for which evidence of potential loss has been specifically identified and that are on the Santander UK group’s watchlist are grouped together according to their credit risk characteristics for the purpose of calculating an estimated allowance for observed losses. This is assessed on a collective basis using an estimate of the propensity for these loans to enter non performing loan status and the potential loss per case.

Incurred but not observed impairment loss allowances

Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated allowance for incurred inherent losses. Such losses will only be individually identified in the future. As soon information becomes available which identifies incurred losses on individual loans within the group, those loans are removed from the group and assessed for observed losses.

The allowance for IBNO losses is determined on a portfolio basis using the following factors:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, similar sector or product);

•	the estimated period between an impairment event occurring and establishment of the loss event (known as the emergence period, as discussed below); and

•

management’s judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

The emergence period

This is the period in which losses that had been incurred but have not been separately identified become evident. The emergence period of six months is estimated having regard to historic experience and loan characteristics across the portfolio. The factors considered in determining the length of the emergence period include the frequency of the management information received or any change in account utilisation behaviour.

Reversals of impairment

If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance account accordingly. The write-back is recognised in the income statement.

222	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Write-off

For secured loans, a write-off is made when all collection procedures have been exhausted and the security has been sold. For unsecured loans, a write-off is made when all avenues for collecting the debt have been exhausted. There may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure/refinance of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt. Write-offs are charged against previously established impairment loss allowances. There are no thresholds based on past due status beyond which all secured or unsecured loans are written off.

Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries are classified in the income statement as ‘Impairment losses on loans and advances’.

Impairment losses on restructured/refinanced corporate assets (forbearance)

To support corporate customers that encounter actual or apparent financial difficulties, the Santander UK group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance.

There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the Santander UK group, reflecting the different risk characteristics of such loans. The Santander UK group’s forbearance programmes are described in the credit risk section in the Risk Management Report.

For corporate borrowers, the main types of forbearance offered are term extensions or interest only concessions and in limited circumstances, other forms of restructuring/refinancing options (including debt-for-equity swaps), subject to customer negotiation and vetting.

If such accounts were classified in the “non-performing” loan category prior to the restructuring/refinancing, they continue to be classified as non-performing until evidence of compliance with the new terms is demonstrated (typically over a period of at least three months) before being reclassified as “substandard”. If the account was not categorised as non-performing at the time the revised arrangements were agreed, the case is reclassified to “substandard” upon completion of the restructuring/refinancing agreement.

Once a substandard asset has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as a “performing asset”. When such accounts are reclassified as performing assets, they continue to be assessed for impairment collectively for inherent losses under the Santander UK group’s normal collective assessment methodology. Until then, impairment loss allowances for such restructured/refinanced loans are assessed individually, taking into account the value of collateral held as confirmed by third party professional valuations and the available cash flow to service debt over the period of the restructuring/refinancing. These impairment loss allowances are assessed and reviewed regularly. In the case of a debt for equity conversion, the converted debt is written off against the existing impairment loss allowance upon completion of the restructuring/refinancing. The value of the equity acquired is reassessed periodically in light of subsequent performance of the restructured company.

iii) Loans and receivables securities

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

Loans and receivables securities are monitored for potential impairment through a detailed expected cash flow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired.

b) Available-for-sale financial assets

The Santander UK group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement.

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

Santander UK plc 2012 Annual Report	223

Financial Statements

Notes to the Financial Statements continued

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

The fair value is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets, less costs to sell. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis. The recoverable amounts of goodwill have been based on value in use calculations.

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

LEASES

a) The Santander UK group as lessor

Operating lease assets are recorded at deemed cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Santander UK group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Santander UK group’s net investment outstanding in respect of the leases and hire purchase contracts.

b) The Santander UK group as lessee

The Santander UK group enters into operating leases for the rental of equipment or real estate. Payments made under such leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

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

224	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Santander UK group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The Santander UK group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

FINANCIAL LIABILITIES

Financial liabilities are initially recognised when the Santander UK group becomes contractually bound to the transfer of economic benefits in the future. Financial liabilities are derecognised when extinguished.

a) Financial liabilities at fair value through profit or loss

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

b) Other financial liabilities

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

Equity index-linked deposits

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers.

Until 2009, equity index-linked deposits were managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio, and classified as deposits by customers within trading liabilities. For products sold until 2009, the embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative financial instrument, as the entire contract embodies both the embedded derivative and the host instrument and is remeasured at fair value at each reporting date. As such, there is no requirement to bifurcate the embedded derivatives in those equity index-linked deposits.

Following a change in management’s trading strategy in 2009, products sold subsequently are not accounted for as fair value through profit and loss, nor classified as trading liabilities. These products are accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as a derivative financial instrument. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These internal transactions are managed as part of the overall positions of the equity derivatives trading desk. This activity is managed and recorded on a fair value trading basis, with exposures managed on a value-at-risk basis, as described in “Traded market risk” in the Risk Management Report.

There is no difference between the products sold until 2009 which are accounted for as fair value through profit and loss and classified as trading liabilities, and the subsequent products sold that are accounted for as deposits by customers and related embedded derivatives.

Santander UK plc 2012 Annual Report	225

Financial Statements

Notes to the Financial Statements continued

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

Conduct provisions are made for the estimated cost of making redress payments with respect to the past sales of products, based on conclusions regarding the number of claims that will be received, including the number of those that will be upheld, and the estimated average settlement per case. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Santander UK group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.

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

FINANCIAL GUARANTEE CONTRACTS

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. The Santander UK group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as an impairment loss allowance as described in the accounting policies above.

SHARE CAPITAL

Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.

DIVIDENDS

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

226	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Santander UK group’s Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following accounting estimates and judgements are considered important to the portrayal of the Santander UK group’s financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates, and (ii) any significant difference between the Santander UK group’s estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

In calculating each estimate, a range of outcomes was calculated based principally on management’s conclusions regarding the input assumptions relative to historic experience. The actual estimates were based on what management concluded to be the most probable assumptions within the range of reasonably possible assumptions.

a) Impairment loss allowances for loans and advances

The Santander UK group estimates impairment losses for loans and advances to customers, loans and receivables securities, and loans and advances to banks as described in the accounting policy “Impairment of financial assets” on page 219. The Santander UK group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

The net impairment loss (i.e. after recoveries) for loans and advances to customers in the Retail Banking segment recognised in 2012 was £440m (2011: £345m, 2010: £551m), and in the Corporate Banking segment was £109m (2011: £120m, 2010: £103m). In calculating the Retail Banking and Corporate Banking impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio, based on management’s conclusions regarding the estimated number of accounts that will be written off or repossessed (the ‘loss propensity’), the estimated proportion of such cases that will result in a loss (the ‘loss factor’) and the average loss incurred (the ‘loss per case’) relative to historic experience.

Had management used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if management’s conclusions as to the loss propensity, the loss factor and the estimated loss per case were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances in the Retail Banking segment could have decreased in 2012 from an actual impairment loss of £440m (2011: £345m, 2010: £551m) by up to £80m (2011: £120m, 2010: £99m), with a potential corresponding increase in the Santander UK group’s profit before tax in 2012 of up to 6% (2011: 10%, 2010: 5%), or increased by up to £50m (2011: £41m, 2010: £49m), with a potential corresponding decrease in the Santander UK group’s profit before tax in 2012 of up to 4% (2011: 3%, 2010: 3%).

Similarly, the impairment loss for loans and advances in the Corporate Banking segment could have decreased in 2012 from an actual impairment loss of £109m (2011: £120m, 2010: £103m) by up to £27m (2011: £29m, 2010: £25m), with a potential corresponding increase in the Santander UK group’s profit before tax in 2012 of up to 2% (2011: 4%, 2010: 1%), or increased by up to £25m (2011: £28m, 2010: £19m), with a potential corresponding decrease in the Santander UK group’s profit before tax in 2012 of up to 2% (2011: 4%, 2010: 1%).

Similarly, the impairment loss for loans and advances in the Corporate Centre segment could have decreased in 2012 from an actual impairment loss of £460m (2011: £100m, 2010: £58m) by up to £58m (2011: £24m, 2010: £13m), with a potential corresponding increase in the Santander UK group’s profit before tax in 2012 of up to 5% (2011: 2%, 2010: 1%), or increased by up to £29m (2011: £22m, 2010: £9m), with a potential corresponding decrease in the Santander UK group’s profit before tax in 2012 of up to 2% (2011: 2%, 2010: nil).

b) Valuation of financial instruments

The Santander UK group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax.

Santander UK plc 2012 Annual Report	227

Financial Statements

Notes to the Financial Statements continued

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 46. Further information about sensitivities to market risk (including Value-at-Risk (‘VaR’)) arising from financial instrument trading activities can be found in the Risk Management Report on page 117.

c) Goodwill impairment

A goodwill impairment loss of £nil was recognised in 2012 (2011: £60m, 2010: £nil). The carrying amount of goodwill was £1,834m at 31 December 2012 (2011: £1,834m). The Santander UK group evaluates whether the carrying value of goodwill is impaired and performs impairment testing annually or more frequently if there are impairment indicators present. Details of the Santander UK group’s approach to identifying and quantifying impairment of goodwill are set out in Note 25. Assumptions about the measurement of the estimated recoverable amount of goodwill are based on management’s estimates of future cash flows and growth rates of the cash-generating units. The Santander UK group’s assumptions about estimated future cash flows and growth rates are based on management’s view of future business prospects at the time of the assessment and are subject to a high degree of uncertainty.

Had management used different assumptions, a larger or smaller goodwill impairment loss would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 25.

d) Provision for conduct remediation

The provision charge for conduct remediation relating to past activities and products sold recognised in 2012 was £232m (2011: £753m, 2010: £131m) before tax. The balance sheet provision amounted to £659m (2011: £747m, 2010: £132m). Detailed disclosures on the provision for conduct remediation can be found in Note 36.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. However, with respect to payment protection insurance (‘PPI’), there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties in assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010 for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs. Similar uncertainty arises with respect to other products for which provision has been required in 2012.

The provision requires significant judgement by management in determining appropriate assumptions, which include the level of complaints, of those, the number that will be upheld, as well as redress costs for each of the different populations of customers identified by the Santander UK group in its analyses used to determine the best estimate of the anticipated costs of redress.

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if the level of PPI complaints had been one percentage point higher/(lower) than estimated for all policies written then the provision at 31 December 2012 would have increased/(decreased) by approximately £32m (2011: £36m). There are a large number of inter-dependent assumptions under-pinning the provision; this sensitivity assumes that all assumptions, other than the level of complaints, remain constant. Other factors are more observable as the provision is based on current levels with respect to uphold rates and redress costs. With respect to products for which provision was required in 2012, while similar uncertainties arise, it is too early to provide a meaningful range.

The Santander UK group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available. As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

e) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 37 and estimates their fair values as described in the accounting policy “Pensions and other post retirement benefits” on page 213.

The defined benefit service cost recognised in 2012 was £38m (2011: £34m, 2010: £35m). The defined benefit pension schemes which were in a net asset position had a surplus of £254m (2011: surplus of £241m) and the defined benefit pension schemes which were in a net liability position had a deficit of £305m (2011: deficit of £216m). The current year service cost increased from the previous year due to a reduction in the net discount rate.

Accounting for defined benefit pension schemes requires management to make assumptions, principally about mortality, but also about price inflation, discount rates, pension increases, and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

Detailed disclosures on the current year service cost and deficit, including sensitivities and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can be found in Note 37.

228	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

2. SEGMENTS

The principal activity of the Santander UK group is financial services. The Santander UK group’s business is managed and reported on the basis of the following segments:

•	Retail Banking;

•	Corporate Banking;

•	Markets; and

•	Corporate Centre (formerly known as Group Infrastructure).

In the first half of 2012, certain non-core portfolios were transferred to Corporate Centre where this was felt to be more appropriate for the management of these assets and liabilities. The non-core portfolios transferred into Corporate Centre included certain Social Housing assets and Commercial Mortgage loans, previously managed within Corporate Banking. With respect to the former, even though there are no credit concerns the terms of these loans are unfavourable in the current funding environment. The latter are typically medium- to long-term arrangements primarily written via agents or intermediaries. The Santander UK group’s intention is to hold these assets to maturity and as such the balances will gradually decrease over time. The corporate legacy portfolio in run-off (largely relating to assets acquired as part of the acquisition of Alliance & Leicester) was also transferred to Corporate Centre from Corporate Banking. Non-core customer deposits are financial intermediary/institutional deposits which are managed centrally for liquidity purposes, most of which were previously managed within Corporate Banking or Markets. In addition, the management of reorganisation, conduct remediation and other costs, and hedging and other variances was transferred to Corporate Centre, principally from Retail Banking.

In the second half of 2012, Santander Business Banking, which offers a range of banking services to small businesses in the UK, was managed and reported as part of Retail Banking rather than Corporate Banking as in 2011. In addition, a new internal UK transfer pricing mechanism was implemented in the second half of 2012 to calculate the profitability of customer assets and deposits in each business segment to reflect the current market environment and rates.

The segmental analyses for prior years have been adjusted to reflect the fact that reportable segments have changed.

The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Santander UK group has four segments:

•

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with a turnover of less than £250,000 per annum. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards and personal loans as well as a range of insurance policies.

•

Corporate Banking offers a wide range of products and financial services to customers through a network of 35 regional CBCs and through telephony and e-commerce channels. It principally serves companies with annual turnover of more than £250,000 including Small and Medium Enterprises (‘SMEs’). Corporate Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

•

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

•

Corporate Centre (formerly known as Group Infrastructure), includes Financial Management & Investor Relations (‘FMIR’, formerly known as Asset and Liability Management) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run-down and/or managed for value.

The Company’s board of directors (the ‘Board’) is the chief operating decision maker for the Santander UK group. The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities. The segment information reviewed by the Board is prepared on a statutory basis of accounting rather than on an adjusted internal management basis as in prior periods.

Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and internal UK transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in total trading income. Interest charged for these funds is based on the Santander UK group’s cost of wholesale funding.

Santander UK plc 2012 Annual Report	229

Financial Statements

Notes to the Financial Statements continued

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest income to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

2012	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	2,855	329	(6)	(263)	2,915
Non-interest income	720	381	184	701	1,986

Total operating income	3,575	710	178	438	4,901

Administration expenses	(1,604)	(255)	(98)	(19)	(1,976)
Depreciation, amortisation and impairment	(186)	(15)	(2)	(43)	(246)

Total operating expenses excluding provisions and charges	(1,790)	(270)	(100)	(62)	(2,222)

Impairment losses on loans and advances	(440)	(109)	—	(460)	(1,009)
Provisions for other liabilities and charges	(5)	(2)	(2)	(430)	(439)

Total operating provisions and charges	(445)	(111)	(2)	(890)	(1,448)

Profit/(loss) before tax	1,340	329	76	(514)	1,231

Revenue from external customers	4,392	1,206	178	(875)	4,901
Inter-segment revenue	(817)	(496)	—	1,313	—

Total operating income	3,575	710	178	438	4,901

Customer assets	165,343	19,605	—	11,002	195,950
Total assets(1)	169,522	35,736	28,173	59,613	293,044

Customer deposits	127,178	12,812	—	8,582	148,572
Total liabilities	128,404	24,040	28,695	98,956	280,095

Average number of staff(2)	18,407	2,136	382	165	21,090

(1)	Includes customer assets, net of impairment loss allowances.
(2)	Full-time equivalents

2011	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,192	296	(3)	345	3,830
Non-interest income	776	358	162	59	1,355

Total operating income	3,968	654	159	404	5,185

Administration expenses	(1,615)	(212)	(109)	(59)	(1,995)
Depreciation, amortisation and impairment	(208)	(11)	(2)	(226)	(447)

Total operating expenses excluding provisions and charges	(1,823)	(223)	(111)	(285)	(2,442)

Impairment losses on loans and advances	(345)	(120)	—	(100)	(565)
Provisions for other liabilities and charges	—	(3)	(3)	(911)	(917)

Total operating provisions and charges	(345)	(123)	(3)	(1,011)	(1,482)

Profit/(loss) before tax	1,800	308	45	(892)	1,261

Revenue from external customers	5,305	1,030	159	(1,309)	5,185
Inter-segment revenue	(1,337)	(376)	—	1,713	—

Total operating income	3,968	654	159	404	5,185

Customer assets	175,509	18,856	—	11,946	206,311
Total assets(1)	180,443	38,110	28,652	50,369	297,574

Customer deposits	121,389	12,118	—	15,685	149,192
Total liabilities	126,153	24,857	32,760	101,138	284,908

Average number of staff(2)	18,681	1,743	346	148	20,919

(1)	Includes customer assets, net of impairment loss allowances.
(2)	Full-time equivalents

230	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

2010	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income	2,768	238	—	808	3,814
Non-interest income	619	300	221	80	1,220

Total operating income	3,387	538	221	888	5,034

Administration expenses	(1,464)	(210)	(74)	(45)	(1,793)
Depreciation, amortisation and impairment	(165)	(10)	(2)	(98)	(275)

Total operating expenses excluding provisions and charges	(1,629)	(220)	(76)	(143)	(2,068)

Impairment losses on loans and advances	(551)	(103)	—	(58)	(712)
Provisions for other liabilities and charges	—	—	—	(129)	(129)

Total operating provisions and charges	(551)	(103)	—	(187)	(841)

Profit before tax	1,207	215	145	558	2,125

Revenue from external customers	5,795	994	221	(1,976)	5,034
Inter-segment revenue	(2,408)	(456)	—	2,864	—

Total operating income	3,387	538	221	888	5,034

Customer assets	175,510	14,615	—	11,965	202,090
Total assets(1)	180,672	37,673	22,070	62,445	302,860

Customer deposits	126,392	10,465	—	16,641	153,498
Total liabilities	136,975	44,032	22,835	86,744	290,586

Average number of staff(2)	16,878	1,656	265	148	18,947

(1)	Includes customer assets, net of impairment loss allowances.
(2)	Full-time equivalents

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Geographical information

A geographical analysis of total operating income is presented below:

	Group
	2012 £m	2011 £m	2010 £m
United Kingdom	4,858	5,124	4,989
Other	43	61	45

	4,901	5,185	5,034

A geographical analysis of total assets other than financial instruments, current and deferred tax assets and post-employment benefit assets is presented below:

	2012 £m	2011 £m
United Kingdom	3,951	3,796
Other	7	6

	3,958	3,802

3. NET INTEREST INCOME

	Group
	2012 £m	2011 £m	2010 £m
Interest and similar income:
Loans and advances to banks	167	120	154
Loans and advances to customers	7,376	7,425	6,799
Other interest-earning financial assets	78	73	94

Total interest and similar income	7,621	7,618	7,047

Interest expense and similar charges:
Deposits by banks	(195)	(168)	(87)
Deposits by customers	(2,924)	(2,711)	(2,424)
Subordinated debt	(174)	(214)	(276)
Debt securities in issue	(1,399)	(694)	(360)
Other interest-bearing financial liabilities	(14)	(1)	(86)

Total interest expense and similar charges	(4,706)	(3,788)	(3,233)

Net interest income	2,915	3,830	3,814

Santander UK plc 2012 Annual Report	231

Financial Statements

Notes to the Financial Statements continued

4. NET FEE AND COMMISSION INCOME

	Group
	2012 £m	2011 £m	2010 £m
Fee and commission income:
Retail and corporate products	921	896	662
Insurance products	153	169	134
Asset management	90	73	106

Total fee and commission income	1,164	1,138	902

Fee and commission expense:
Other fees paid	(264)	(220)	(203)

Total fee and commission expense	(264)	(220)	(203)

Net fee and commission income	900	918	699

5. NET TRADING AND OTHER INCOME

	Group
	2012 £m	2011 £m	2010 £m
Net trading and funding of other items by the trading book	513	255	391
Income from operating lease assets	54	68	84
Income on assets designated at fair value through profit or loss	271	530	245
Expense on liabilities designated at fair value through profit or loss	(180)	(105)	(111)
(Losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(439)	(458)	(154)
Share of (loss)/profit from associates and joint ventures	(4)	1	25
Profit on sale of available-for-sale assets	24	—	—
Profit on revaluation of associate (See Note 45)	—	—	87
Profit on sale of subsidiary undertakings	—	—	39
Profit/(loss) on sale of property, plant and equipment and intangible fixed assets	—	(2)	(2)
Hedge ineffectiveness and other	142	148	(83)
Profit on repurchase of debt issuance (See Note 34)	705	—	—

	1,086	437	521

“Net trading and funding of other items by the trading book” includes fair value gains/(losses) of £(149)m (2011: £(125)m, 2010: £(250)m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the Accounting Policies. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These internal transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to £150m (2011: £127m, 2010: £263m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were £1m (2011: £2m, 2010: £13m).

In July 2012, as part of a capital management exercise, the Company purchased certain of its debt capital instruments pursuant to a tender offer, as described in Note 34. The net impact of the purchase and crystallisation of mark-to-market positions on associated derivatives resulted in a pre-tax gain of £705m.

6. ADMINISTRATION EXPENSES

	Group
	2012 £m	2011 £m	2010 £m
Staff costs:
Wages and salaries	649	608	508
Performance-related payments: - cash	131	111	126
- shares	19	21	15
Social security costs	83	77	65
Pensions costs: - defined contribution plans	35	30	42
- defined benefit plans	29	24	25
Other share-based payments	—	(1)	(3)
Other personnel costs	54	86	57

	1,000	956	835
Property, plant and equipment expenses	187	190	214
Information technology expenses	381	413	337
Other administration expenses	408	436	407

	1,976	1,995	1,793

232	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

“Performance-related payments – shares” consist of bonuses paid in the form of shares and awards granted under the Long- Term Incentive Plan, as described in Note 42. Included in “performance-related payments – shares” is £19m (2011: £21m, 2010: £15m) which arose from equity-settled share-based payments, none of which related to option-based schemes. “Other share-based payments” consist of options granted under the Employee Sharesave scheme, as described in Note 42, which comprise the Santander UK group’s cash-settled share-based payments.

Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2012			Costs expected to be recognised in 2013 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	3	2	5	8	2	10
Shares	2	11	13	4	7	11

Total	5	13	18	12	9	21

The following table shows the amount of bonus awarded to employees for the performance year 2012. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Cash award - not deferred	126	108	—	—	126	108
- deferred	5	3	10	4	15	7
Shares award - not deferred	6	4	—	—	6	4
- deferred	13	17	11	18	24	35

Total discretionary bonus	150	132	21	22	171	154

7. DEPRECIATION, AMORTISATION AND IMPAIRMENT

	Group
	2012 £m	2011 £m	2010 £m
Depreciation of property, plant and equipment	211	224	220
Amortisation and impairment of intangible assets	35	223	55

	246	447	275

In 2011, amortisation and impairment of intangible assets included £112m and £60m in respect of the impairment of software and goodwill, respectively, as set out in Note 25.

8. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2012 £m	2011 £m	2010 £m
Audit fees:
- Fees payable to the Company’s auditor for audit of the Santander UK group’s annual accounts	2.4	2.1	2.1
- Fees payable to the Company’s auditor and its associates for audit of the Company’s subsidiaries pursuant to legislation	1.8	1.9	1.7

Total audit fees	4.2	4.0	3.8

Non-audit fees:
Other assurance services
- Other services pursuant to legislation	0.6	0.8	—
- Other assurance	3.0	0.8	0.9

Total other assurance services	3.6	1.6	0.9

Other services
- Tax services	0.1	0.5	0.5
- Other services	—	—	0.1

Total other services	0.1	0.5	0.6

Total non-audit fees	3.7	2.1	1.5

Santander UK plc 2012 Annual Report	233

Financial Statements

Notes to the Financial Statements continued

Other services pursuant to legislation relate to services performed in connection with statutory and regulatory filings of the Company and its associates. Of this category, £0.5m (2011: £0.8m, 2010: £nil) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission (‘SEC’) guidance. The remaining £0.1m (2011: £nil, 2010: £nil) accords with the definition of ‘Audit related fees’ per that guidance. Other assurance relates to services performed in connection with securitisation, debt issuances and prudential related work which is in accordance with the definition ‘Audit related fees’ per SEC guidance.

No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditor during these years. A framework for ensuring auditor’s independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Board Audit Committee. Services provided by the Santander UK group’s external auditor are subject to approval by the Board Audit Committee.

9. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2012 £m	2011 £m	2010 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 18)	1,083	639	746
- loans and advances to banks (Note 17)	—	—	—
- loans and receivables securities (Note 23)	—	—	—
Recoveries of loans and advances (Note 18)	(74)	(74)	(34)

	1,009	565	712

Impairment losses on available-for-sale financial assets (Note 22)	—	—	—

Provisions for other liabilities and charges: (Note 36)
- New and increased allowances	446	929	131
- Provisions released	(7)	(12)	(2)

	439	917	129

Total impairment losses and provisions charged to the income statement	1,448	1,482	841

10. TAXATION CHARGE

	Group
	2012 £m	2011 £m	2010 £m
Current tax:
UK corporation tax on profit of the year	163	232	185
Adjustments in respect of prior years	(113)	(3)	(33)

Total current tax	50	229	152

Deferred tax:
Origination and reversal of temporary differences	134	112	377
Change in rate of UK corporation tax	5	21	11
Adjustments in respect of prior years	103	(4)	2

Total deferred tax	242	129	390

Tax on profit for the year	292	358	542

UK corporation tax is calculated at 24.5% (2011: 26.5%, 2010: 28%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 26% to 24% with effect from 1 April 2012. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance Act 2012, which provides for a reduction in the main rate of UK corporation tax to 23% effective from 1 April 2013 was enacted on 17 July 2012. As this change in rate was substantively enacted prior to 31 December 2012, it has been reflected in the deferred tax balance at 31 December 2012. The UK Government has also indicated that it intends to enact a further reduction in the main tax rate down to 21% by 1 April 2014. These changes in the rate had not been substantively enacted at the balance sheet date and, therefore, are not included in these financial statements. The estimated financial effect of these changes is insignificant.

234	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The effective tax rate for 2012, based on profit before tax, was 23.7% (2011: 28.4%, 2010: 25.5%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2012 £m	2011 £m	2010 £m
Profit before tax	1,231	1,261	2,125

Tax calculated at a tax rate of 24.5% (2011: 26.5%, 2010: 28%)	302	334	595
Non taxable gain on sale of subsidiary undertakings	—	—	(11)
Non deductible preference dividends paid	7	8	8
Non taxable gain on revaluation of investment in Santander Consumer (UK) plc	—	—	(24)
Non deductible UK Bank Levy	12	13	—
Other non-equalised items	(12)	(4)	—
Effect of non-UK profits and losses	(4)	(7)	(6)
Utilisation of capital losses for which credit was not previously recognised	(8)	—	—
Effect of change in tax rate on deferred tax provision	5	21	11
Adjustment to prior year provisions	(10)	(7)	(31)

Tax expense	292	358	542

In addition to the corporation tax expense charged to profit or loss, tax of £45m (2011: £11m, 2010: £(8)m) has been credited/(charged) in other comprehensive income in the year, as follows:

2012		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Actuarial losses on retirement benefit obligations		(183)	42	(141)
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	6	(1)	5
	- Gains transferred to profit or loss on sale	(17)	4	(13)

Other comprehensive income		(194)	45	(149)

2011		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Actuarial losses on retirement benefit obligations		(37)	9	(28)
Movements in available-for-sale financial assets:	- Losses due to changes in fair value	(3)	2	(1)

Other comprehensive income		(40)	11	(29)

2010		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Actuarial gains on retirement benefit obligations		25	(9)	16
Movements in available-for-sale financial assets:	- Losses due to changes in fair value	(1)	—	(1)
	- Gains transferred to profit or loss on sale	(2)	1	(1)

Other comprehensive income		22	(8)	14

Further information about deferred tax is presented in Note 27.

11. PROFIT ON ORDINARY ACTIVITIES AFTER TAX

The (loss)/profit after tax of the Company attributable to the shareholders was £(760)m (2011: £3,153m, 2010: £1,391m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented. The significant increase in profit in 2011 was attributable to temporary mark-to-market gains of £2,669m on derivatives with other entities in the Santander UK group which eliminate on consolidation within Santander UK. £1,224m of these gains reversed in 2012. Excluding this mark-to-market volatility, there would have been a profit of £464m in 2012 (2011: £484m).

12. CASH AND BALANCES AT CENTRAL BANKS

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Cash in hand	1,121	1,024	1,110	1,016
Balances with central banks	28,161	24,956	27,773	17,942

	29,282	25,980	28,883	18,958

For regulatory purposes, certain minimum cash balances are required to be maintained with the Bank of England. At 31 December 2012, these amounted to £203m (2011: £195m) for the Santander UK group and £179m (2011: £178m) for the Company. Balances with central banks above represent amounts held at the Bank of England and the US Federal Reserve as part of the Santander UK group’s liquidity management activities. This is described further in the Risk Management Report.

Santander UK plc 2012 Annual Report	235

Financial Statements

Notes to the Financial Statements continued

13. DIVIDENDS

Ordinary dividends declared and authorised during the year were as follows:

	Group and Company			Group and Company
	2012 Pence per share	2011 Pence per share	2010 Pence per share	2012 £m	2011 £m	2010 £m
Ordinary shares (equity):
In respect of current year – first interim	—	1.37	1.29	—	425	400
In respect of current year – second interim	1.45	—	1.21	450	—	375

	1.45	1.37	2.50	450	425	775

In addition, £19m (2011: £19m) of dividends were declared and paid on the £300m fixed/floating rate non-cumulative callable preference shares, £21m (2011: £21m) of dividends were declared and paid on the Step-up Callable Perpetual Reserve Capital Instruments and £17m (2011: £17m) of dividends were declared and paid on the £300m Step-up Callable Perpetual Preferred Securities. In 2010, the £300m Step-up Callable Perpetual Preferred Securities were classified as non-controlling interests.

14. TRADING ASSETS

		Group
		2012 £m	2011 £m
Loans and advances to banks	- securities purchased under resale agreements	7,245	3,056
	- other(1)	2,743	3,088
Loans and advances to customers	- securities purchased under resale agreements	7,463	6,338
	- other(2)	89	349
Debt securities		4,494	8,711
Equity securities		464	349

		22,498	21,891

(1)	Comprises short-term loans of £2m (2011: £84m) and cash collateral of £2,741m (2011: £3,004m).
(2)	Comprises short-term loans.

Debt securities can be analysed by type of issuer as follows:

	Group
	2012 £m	2011 £m
Issued by public bodies:
- Government securities	3,917	2,943
Issued by other issuers:
- Fixed and floating rate notes(1): Government guaranteed	426	5,754
- Fixed and floating rate notes(1): Other	138	14
- Bank and building society certificates of deposit: Other	13	—

	4,494	8,711

(1)	The FRNs are rated 75% AAA, 18% A and above, 7% BBB and below (2011: all AAA rated).

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2012 £m	2011 £m
Debt securities:
- Listed in the UK	2,145	5,904
- Listed elsewhere	687	1,165
- Unlisted	1,662	1,642

	4,494	8,711

Equity securities:
- Listed in the UK	372	335
- Listed elsewhere	92	14

	464	349

The Company has no trading assets (2011: £nil). Included in the above balances are amounts owed to the Santander UK group by Banco Santander S.A. and other subsidiaries of Banco Santander S.A. outside the Santander UK group of £206m (2011: £270m) and £nil (2011: £14m) respectively.

236	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

15. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is derived from the price of one or more underlying items such as equities, equity indices, interest rates, foreign exchange rates, property indices, commodities and credit spreads. Derivatives enable users to manage exposure to credit or market risks. The Santander UK group sells derivatives to its customers and uses derivatives to manage its own exposure to credit and market risks.

a) Use of derivatives

The Santander UK group transacts derivatives for four primary purposes:

•	to create risk management solutions for customers;

•	to manage the portfolio risks arising from customer business;

•	to manage and hedge the Santander UK group’s own risks; and

•	to generate profits through sales activities.

Under IAS 39, all derivatives are classified as “held for trading” (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

•	those used in sales activities; and

•

those used for risk management purposes but, for various reasons, either the Santander UK group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:

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

•

derivatives managed in conjunction with financial instruments designated at fair value (known as the “fair value option”). The fair value option is described more fully in the Accounting Policy “Financial assets” and Notes 16 and 32. The Santander UK group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the Santander UK group associated with complying with the detailed hedge accounting requirements of IAS 39;

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

Activity	Risk	Type of derivative
Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.

Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default swaps and total return swaps.

Borrowing funds in foreign currencies	Sensitivity to changes in foreign exchange rates	Cross currency swaps

Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Santander UK plc 2012 Annual Report	237

Financial Statements

Notes to the Financial Statements continued

The Santander UK group’s derivative activities do not give rise to significant open positions in portfolios of derivatives. Any residual position is managed to ensure that it remains within acceptable risk levels, with matching deals being utilised to achieve this where necessary. When entering into derivative transactions, the Santander UK group employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.

The hedging classification consists of derivatives that the Santander UK group has chosen to designate as in a hedging relationship because they meet the specific criteria in IAS 39.

All derivatives are required to be held at fair value through profit or loss, and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair values of derivatives are derived is set out in Note 46. This is described in more detail in the accounting policies “Derivative financial instruments” and “Hedge accounting” on pages 217 and 218. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off or netting exists and the cash flows are intended to be settled on a net basis.

b) Trading derivatives

Most of the Santander UK group’s derivative transactions relate to sales activities and derivative contracts that represent the closing-out of existing positions through the use of matching deals. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Limited positions may be traded actively or be held over a period of time to benefit from expected changes in exchange rates, interest rates, equity prices or other market parameters. Trading includes market-making, positioning and arbitrage activities. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume; positioning means managing market risk positions in the expectation of benefiting from favourable movements in prices, rates or indices; arbitrage involves identifying and profiting from price differentials between markets and products.

Trading derivatives include interest rate, cross currency, equity, property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and options and equity index options.

Corporate Banking deals with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Markets. Markets is responsible for implementing Santander UK group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

•	Marketing derivatives to end users and hedging the resulting exposures efficiently; and

•	The management of trading exposure reflected on the Santander UK group’s balance sheet.

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

c) Hedging derivatives

The Santander UK group uses derivatives (principally interest rate swaps and cross-currency swaps) for hedging purposes in the management of its own asset and liability portfolios, including fixed-rate lending, fixed-rate asset purchases, medium-term note issues, capital issues, and structural positions. This enables the Santander UK group to optimise the overall cost to it of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

The accounting for these derivatives is described in the accounting policy “Hedge accounting” in Note 1. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

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

As described above, derivatives classified as held for trading in the table below consist of those used in sales and trading activities, and those used for risk management purposes but which, for various reasons, either for which the Santander UK group does not elect to claim hedge accounting or which do not meet the qualifying criteria for hedge accounting. Derivatives classified as held for hedging in the table below consist of those that have been designated as in a hedging relationship in accordance with IAS 39.

238	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

2012	Group
Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	117,658	2,101	2,195
- Foreign exchange swaps, options and forwards	19,568	962	654

	137,226	3,063	2,849

Interest rate contracts:
- Interest rate swaps	457,430	20,072	18,977
- Caps, floors and swaptions	61,015	3,584	3,626
- Futures	19,273	54	31
- Forward rate agreements	123,132	9	13

	660,850	23,719	22,647

Equity and credit contracts:
- Equity index swaps and similar products	44,077	1,086	1,816
- Equity index options	29,652	152	89
- Credit default swaps and similar products	335	37	7

	74,064	1,275	1,912

Commodity contracts:
- OTC swaps	227	7	7

	227	7	7

Total derivative assets and liabilities held for trading	872,367	28,064	27,415

2012	Group
Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	5,024	76	168
Interest rate contracts:
- Interest rate swaps	77,592	2,006	1,278

Total derivative assets and liabilities held for fair value hedging	82,616	2,082	1,446

Total recognised derivative assets and liabilities	954,983	30,146	28,861

2011	Group
Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	89,457	1,556	1,077
- Foreign exchange swaps, options and forwards	19,866	155	253

	109,323	1,711	1,330

Interest rate contracts:
- Interest rate swaps	475,853	20,625	20,221
- Caps, floors and swaptions	62,907	3,485	3,523
- Futures	32,503	54	41
- Forward rate agreements	78,090	21	31

	649,353	24,185	23,816

Equity and credit contracts:
- Equity index swaps and similar products	32,421	1,285	2,597
- Equity index options	43,708	156	12
- Credit default swaps and similar products	440	45	21

	76,569	1,486	2,630

Commodity contracts:
- OTC swaps	542	12	11

	542	12	11

Total derivative assets and liabilities held for trading	835,787	27,394	27,787

2011	Group
Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	7,992	1,094	61
Interest rate contracts:
- Interest rate swaps	46,447	2,292	1,332

Total derivative assets and liabilities held for fair value hedging	54,439	3,386	1,393

Total recognised derivative assets and liabilities	890,226	30,780	29,180

Santander UK plc 2012 Annual Report	239

Financial Statements

Notes to the Financial Statements continued

2012	Company
Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	2,153	728	737
- Foreign exchange swaps, options and forwards	501	36	35

	2,654	764	772

Interest rate contracts:
- Interest rate swaps	75,341	3,257	1,047
- Caps, floors and swaptions(1)	2,461	13	25

	77,802	3,270	1,072

Equity and credit contracts:
- Equity index swaps and similar products	16	26	205
- Credit default swaps and similar products	61	1	—

	77	27	205

Total derivative assets and liabilities held for trading	80,533	4,061	2,049

2012	Company
Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	564	381	—
Interest rate contracts:
- Interest rate swaps	2,590	457	2

Total derivative assets and liabilities held for fair value hedging	3,154	838	2

Total recognised derivative assets and liabilities	83,687	4,899	2,051

2011	Company
Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	915	44	33
- Foreign exchange swaps, options and forwards	386	7	6

	1,301	51	39

Interest rate contracts:
- Interest rate swaps	59,612	3,952	939
- Caps, floors and swaptions(1)	2,190	21	21

	61,802	3,973	960

Equity and credit contracts:
- Equity index swaps and similar products	309	20	208
- Credit default swaps and similar products	62	—	—

	371	20	208

Total derivative assets and liabilities held for trading	63,474	4,044	1,207

2011	Company
Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	1,496	1,259	—
Interest rate contracts:
- Interest rate swaps	3,398	698	—

Total derivative assets and liabilities held for fair value hedging	4,894	1,957	—

Total recognised derivative assets and liabilities	68,368	6,001	1,207

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £2,028m (2011: £2,644m) and £169m (2011: £66m) respectively and amounts owed by the Santander UK group to Banco Santander S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,916m (2011: £2,144m) and £117m (2011: £35m). The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 31 December 2012 amounted to £138m (2011: £149m) and £7m (2011: £nil) respectively.

Net gains or losses arising from fair value hedges included in net trading and other income

	Group
	2012 £m	2011 £m	2010 £m
Net (losses)/gains:
- on hedging instruments	(294)	1,454	38
- on hedged items attributable to hedged risks	464	(1,438)	(13)

	170	16	25

240	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The Santander UK group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are presented in the table above on a combined basis.

In addition, in the ordinary course of business, the Santander UK group entered into long-term interest rate contracts as economic hedges with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2012 was £50m (31 December 2011: £67m). These long-term interest rate contracts are included within “derivatives held for trading - interest rate contracts” shown above.

16. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Loans and advances to customers	3,248	4,376	44	45
Debt securities	563	629	—	—

	3,811	5,005	44	45

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

The following assets have been designated at fair value through profit or loss:

•	Loans and advances to customers, representing loans secured on residential property to housing associations of £3,187m (2011: £4,318m) and other loans of £61m (2011: £58m).

•

Loans secured on residential property to housing associations of £3,187m (2011: £4,318m) which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.

•

Other loans of £61m (2011: £58m), representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

•	Debt securities, representing holdings of asset-backed securities of £328m (2011: £379m) and other debt securities of £235m (2011: £250m):

•

Mortgage-backed securities of £250m (2011: £279m), other asset-backed securities of £31m (2011: £49m), and other debt securities of £235m (2011: £250m) principally representing reversionary UK property securities. These securities are managed and their performance evaluated on a fair value basis in accordance with a documented strategy, and information about them is provided on that basis to management.

•

Other asset-backed securities of £47m (2011: £51m) which, at the date of their acquisition, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39. These securities were issued by Banco Santander entities.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2011: £nil) and £47m (2011: £51m) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £3,248m (2011: £4,376m) for the Santander UK group and £44m (2011: £45m) for the Company. The maximum exposure was mitigated by a charge over the residential properties in respect of lending to housing associations amounting to £3,377m (2011: £4,609m) for the Santander UK group and £34m (2011: £47m) for the Company.

The net movement during the year attributable to changes in credit risk for loans and advances designated at fair value was £(99)m (2011: net loss of £26m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2012 was £356m (2011: cumulative net loss of £257m).

Santander UK plc 2012 Annual Report	241

Financial Statements

Notes to the Financial Statements continued

Debt securities can be analysed by type of issuer as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Mortgage-backed securities	250	279	—	—
Other asset-backed securities	78	100	—	—

	328	379	—	—
Other securities	235	250	—	—

	563	629	—	—

Debt securities can be analysed by listing status as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Listed in the UK	237	256	—	—
Listed elsewhere	80	107	—	—
Unlisted(1)	246	266	—	—

	563	629	—	—

(1)	Includes Social Housing.

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2012				31 December 2011				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2012	2011
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
MBS	171	238	238	139	187	263	263	141	8	26

	171	238	238	139	187	263	263	141	8	26

US
MBS	8	11	11	138	8	9	9	113	4	(4)

	8	11	11	138	8	9	9	113	4	(4)

Rest of Europe (principally Spain)
ABS	98	78	78	80	105	100	100	94	(13)	11
MBS	1	1	1	100	10	7	7	160	—	1

	99	79	79	80	115	107	107	93	(13)	12

Total	278	328	328	118	310	379	379	122	(1)	34

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2012				31 December 2011				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2012	2011
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	—	—	—	—	28	16	16	57	—	—
MBS	159	222	222	140	175	247	247	141	10	18

	159	222	222	140	203	263	263	130	10	18

AA+
ABS	—	—	—	—	46	30	30	65	—	1

	—	—	—	—	46	30	30	65	—	1

AA
ABS	54	49	49	91	28	52	52	186	(15)	10
MBS	20	27	27	135	21	27	27	129	2	5

	74	76	76	103	49	79	79	161	(13)	15

A
ABS	42	28	28	67	3	2	2	67	2	—
MBS	1	1	1	100	—	—	—	—	—	—

	43	29	29	67	3	2	2	67	2	—

BBB
ABS	2	1	1	50	—	—	—	—	—	—
MBS	—	—	—	—	—	—	—	—	—	—

	2	1	1	50	—	—	—	—	—	—

Below BBB
MBS	—	—	—	—	9	5	5	56	—	—

	—	—	—	—	9	5	5	56	—	—

Total	278	328	328	118	310	379	379	122	(1)	34

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

242	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

17. LOANS AND ADVANCES TO BANKS

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Placements with other banks(1)	2,201	2,405	707	1,192
Amounts due from Banco Santander - securities purchased under resale agreements	233	2,071	—	—
- other	4	11	—	—
Amounts due from Santander UK group undertakings - securities purchased under resale agreements	—	—	991	—
- other	—	—	96,148	89,524

	2,438	4,487	97,846	90,716

(1)	Principally comprises primarily time deposits, cash in the course of collection, cash held with foreign banks and unsettled financial transactions.

During the year, no impairment losses were incurred (2011: £nil, 2010: £nil). Loans and advances to banks are repayable as follows:

	Group		Company
Repayable:	2012 £m	2011 £m	2012 £m	2011 £m
On demand	1,172	1,467	6,223	5,395
In not more than 3 months	276	1,952	19,431	21,178
In more than 3 months but not more than 1 year	122	149	19,621	19,030
In more than 1 year but not more than 5 years	70	63	33,410	30,267
In more than 5 years	798	856	19,161	14,846

	2,438	4,487	97,846	90,716

Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2012 £m	2011 £m
UK	686	1,727
Spain	237	2,071
France	13	—
Rest of Europe	149	117
US	1,273	257
Rest of world	80	315

Total	2,438	4,487

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

	Group
Credit rating(1)	2012 £m	2011 £m
AAA	5	235
AA	7	2
AA-	264	3,265
A+	167	34
A	745	54
A-	1,004	896
BB+	237	1
D	9	—

Total	2,438	4,487

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Santander UK plc 2012 Annual Report	243

Financial Statements

Notes to the Financial Statements continued

18. LOANS AND ADVANCES TO CUSTOMERS

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Advances secured on residential properties	157,310	166,847	157,305	166,820
Corporate loans:
- SME	9,282	7,571	7,351	5,849
- Social housing	4,738	3,287	15	16
- Real estate	3,732	3,954	97	114
- Large Corporates	2,278	3,026	1,265	1,769
- Other	1,234	1,314	579	739
- Legacy portfolios in run-off:
- Aviation	620	762	—	—
- Shipping	677	944	—	—
- Other	750	1,044	—	—

	23,311	21,902	9,307	8,487

Finance leases:
- Consumer finance	1,914	1,765	—	—
- Other corporate	818	697	—	—
- Legacy portfolios in run-off: Other	330	482	—	—

	3,062	2,944	—	—

Secured advances:
- SME	1,299	1,432	1,299	1,432
Other secured advances	1,710	2,278	1,281	1,714
Other unsecured loans:
- Overdrafts	894	762	893	762
- UPLs	3,151	3,655	2,358	2,902
- Other loans	2,718	2,780	94	68

	6,763	7,197	3,345	3,732

Amounts due from fellow Banco Santander group subsidiaries and joint ventures	347	32	13	27
Amounts due from subsidiaries	—	—	462	971

Loans and advances to customers	193,802	202,632	173,012	183,183
Less: impairment loss allowances	(1,895)	(1,563)	(1,315)	(1,211)

Loans and advances to customers, net of impairment loss allowances	191,907	201,069	171,697	181,972

	Group		Company
Repayable:	2012 £m	2011 £m	2012 £m	2011 £m
On demand	1,314	1,170	974	1,153
In no more than 3 months	4,372	5,489	3,130	3,634
In more than 3 months but not more than 1 year	7,492	6,424	5,319	4,160
In more than 1 year but not more than 5 years	35,025	32,322	25,636	23,093
In more than 5 years	145,599	157,227	137,953	151,143

Loans and advances to customers	193,802	202,632	173,012	183,183
Less: impairment loss allowances	(1,895)	(1,563)	(1,315)	(1,211)

Loans and advances to customers, net of impairment loss allowances	191,907	201,069	171,697	181,972

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group		Company
Gross investment:	2012 £m	2011 £m	2012 £m	2011 £m
Within 1 year	1,221	1,388	—	—
Between 1-5 years	1,884	1,814	—	—
In more than 5 years	696	624	—	—

	3,801	3,826	—	—
Less: unearned future finance income	(739)	(882)	—	—

Net investment	3,062	2,944	—	—

The net investment in finance leases and hire purchase contracts represents amounts recoverable as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Within 1 year	1,050	1,142	—	—
Between 1-5 years	1,600	1,436	—	—
In more than 5 years	412	366	—	—

	3,062	2,944	—	—

244	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £54m (2011: £47m) of unguaranteed residual value at the end of the current lease terms, which is expected to be recovered through re-letting or sale. Contingent rent income of £14m (2011: £16m) was earned during the year, which was classified in “Interest and similar income”.

Finance lease receivable balances are secured over the asset leased. The Santander UK group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Included within loans and advances to customers are advances assigned to bankruptcy remote special purpose entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and asset or mortgage backed securities made by the Santander UK group. See Note 19 for further details.

Loans and advances to customers have the following interest rate structures:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Fixed rate	64,661	75,352	56,610	69,418
Variable rate	129,141	127,280	116,402	113,765
Less: impairment loss allowances	(1,895)	(1,563)	(1,315)	(1,211)

	191,907	201,069	171,697	181,972

Movement in impairment loss allowances:

	Group
2012	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2012:
- Observed
- Individual	59	324	—	83	—	466
- Collective	322	—	6	—	330	658
- Incurred but not yet observed	97	103	31	24	183	438

	478	427	37	107	513	1,562

Charge/(release) to the income statement:
- Observed
- Individual	(1)	382	—	50	11	442
- Collective	80	58	12	79	368	597
- Incurred but not yet observed	70	22	4	(14)	(38)	44

	149	462	16	115	341	1,083

Write offs	(75)	(162)	(13)	(53)	(447)	(750)

At 31 December 2012:
- Observed
- Individual	58	544	—	80	11	693
- Collective	327	58	6	79	251	721
- Incurred but not yet observed	167	125	34	10	145	481

	552	727	40	169	407	1,895

	Group
2011	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2011:
- Observed
- Individual	62	268	2	55	—	387
- Collective	307	—	—	—	384	691
- Incurred but not yet observed	157	121	17	22	256	577

	526	389	19	77	637	1,655

Charge/(release) to the income statement:
- Observed
- Individual	(4)	173	8	76	—	259
- Collective	108	—	6	—	412	520
- Incurred but not yet observed	(60)	(19)	13	2	(76)	(140)

	44	160	27	78	336	639

Write offs	(92)	(116)	(9)	(48)	(466)	(731)

At 31 December 2011:
- Observed
- Individual	59	324	—	83	—	466
- Collective	322	—	6	—	330	658
- Incurred but not yet observed	97	103	31	24	179	439

	478	427	37	107	514	1,563

Santander UK plc 2012 Annual Report	245

Financial Statements

Notes to the Financial Statements continued

	Group
2010	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2010
- Observed
- Individual	51	185	1	50	—	287
- Collective	262	—	—	—	341	603
- Incurred but not yet observed	171	172	1	12	53	409

	484	357	2	62	394	1,299

Charge/(release) to the income statement:
- Observed
- Individual	53	154	6	53	—	266
- Collective	45	—	—	—	488	533
- Incurred but not yet observed	(14)	(47)	(1)	10	(1)	(53)

	84	107	5	63	487	746

Write offs	(42)	(68)	(5)	(48)	(448)	(611)

Assumed via transfers of entities under common control	—	—	17	—	204	221

At 31 December 2010:
- Observed
- Individual	62	271	2	55	—	390
- Collective	307	—	—	—	381	688
- Incurred but not yet observed	157	125	17	22	256	577

	526	396	19	77	637	1,655

	Company
	Loans secured on residential property £m	Amounts due from subsidiaries £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2012	477	244	134	—	107	249	1,211
Charge/(release) to the income statement	149	—	89	—	115	233	586
Write offs	(75)	(12)	(45)	—	(53)	(297)	(482)

At 31 December 2012	551	232	178	—	169	185	1,315

At 1 January 2011	524	316	140	—	77	399	1,456
Charge/(release) to the income statement	45	(72)	39	—	78	162	252
Write offs	(92)	—	(45)	—	(48)	(312)	(497)

At 31 December 2011	477	244	134	—	107	249	1,211

At 1 January 2010	395	98	—	—	55	351	899
Charge/(release) to the income statement	53	(43)	16	—	63	437	526
Transfer from Alliance & Leicester plc	118	261	146	—	—	46	571

Write offs	(42)	—	(22)	—	(41)	(435)	(540)

At 31 December 2010	524	316	140	—	77	399	1,456

Recoveries:

	Group
	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
2012	2	—	2	6	64	74

2011	3	2	3	10	56	74

2010	1	12	1	—	20	34

Assets held for sale

In 2012, the Company reached an agreement in principle for the sale of the £1.2bn of loans and advances to customers in its store card business. Discussions continue with all parties to complete the transaction, which is expected to close in the first quarter of 2013.

246	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

19. SECURITISATIONS AND COVERED BONDS

The Santander UK group uses Special Purpose Entities (‘SPEs’) to securitise some of the mortgage and other loans to customers that it originated. The Santander UK group also issues covered bonds, which are guaranteed by a pool of the Santander UK group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to be used as collateral for raising funds via third party bilateral secured funding transactions or for creating collateral which could in the future be used for liquidity purposes. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium term funding; this has allowed the Santander UK group to further diversify its medium term funding investor base. The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2012 and 2011 are listed below. The related notes in issue are set out in Note 33.

Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, SPEs or Abbey Covered Bonds LLP, and have been funded primarily through the issue of mortgage-backed securities, asset backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The SPEs and Abbey Covered Bonds LLP are consolidated in the Santander UK group financial statements as subsidiaries. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the SPEs.

a) Securitisations

The balances of loans and advances to customers subject to securitisation at 31 December 2012 and 2011 under the structures described below were:

	2012	2011
	Gross assets securitised £m	Gross assets securitised £m
Master Trust Structures:
- Holmes	13,815	10,247
- Fosse	18,756	18,717
- Langton	13,161	45,449
Other securitisation structures:
- Motor	1,184	813

	46,916	75,226

i) Master Trust Structures

The Santander UK group makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator. A funding entity acquires a beneficial interest in the pool of assets held by the trust company with funds borrowed from qualifying SPEs, which at the same time issue asset-backed securities to third-party investors or the Santander UK group. The trust company holds the pool of assets on trust for the funding entity and the originator. The originator holds a beneficial interest over the share of the pool of assets not purchased by the funding entity, known as the seller share.

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

Santander UK plc 2012 Annual Report	247

Financial Statements

Notes to the Financial Statements continued

Holmes

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Holmes securitisation structure at 31 December 2012 and 2011 were:

		2012			2011
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Holmes Master Issuer plc - 2007/1	28 March 2007	—	—	—	515	644	—
Holmes Master Issuer plc - 2007/2	20 June 2007	—	—	—	377	483	—
Holmes Master Issuer plc - 2010/1	12 November 2010	2,377	1,846	602	2,623	2,035	600
Holmes Master Issuer plc - 2011/1	9 February 2011	2,081	1,692	451	2,194	2,070	450
Holmes Master Issuer plc - 2011/2	24 March 2011	244	251	—	250	251	—
Holmes Master Issuer plc - 2011/3	21 September 2011	1,968	2,027	—	2,399	2,437	—
Holmes Master Issuer plc - 2012/1	24 January 2012	2,657	2,125	612	—	—	—
Holmes Master Issuer plc - 2012/2	17 April 2012	920	771	176	—	—	—
Holmes Master Issuer plc - 2012/3	7 June 2012	618	636	—	—	—	—
Holmes Master Issuer plc - 2012/4	24 August 2012	689	528	181	—	—	—
Beneficial interest in mortgages held by Holmes Trustees Ltd		2,261	—	—	1,889	—	—

		13,815	9,876	2,022	10,247	7,920	1,050

Less: Held by the Santander UK group			—			(91)

Total securitisations (See Note 33)			9,876			7,829

Using a master trust structure, the Company has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for the Company and Holmes Funding Limited. Proceeds from notes issued to third party investors or the Santander UK group by SPE’s under the Holmes master trust structure have been loaned to Holmes Funding Limited, which in turn used the funds to purchase its referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. As part of a restructure in October 2010 to return the Holmes securitisation structure to a third party issuance programme a £5.7bn existing note redemption reserve fund with Holmes Trustees Limited was created. The existing note redemption reserve fund can in certain circumstances be used to fund any shortfall of principal receipts in relation to the scheduled redemption of the Holmes Master Issuer plc Series 2007-1 and Series 2007-2 notes on an interest payment date. As these issues were fully redeemed in the year, the associated redemption reserve has also been released.

The minimum value of assets required to be held by Holmes Trustee Limited is a function of the notes in issue under the Holmes master trust structure and the Company’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £0.1bn (2011: £0.1bn), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.

Holmes Funding Limited has a beneficial interest of £11.6bn (2011: £8.4bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc.

In 2012, £5.1bn (2011: £5.1bn) of mortgage-backed notes were issued from Holmes Master Issuer plc. Mortgage-backed securities totalling £1.6bn (2011: £5.1bn) equivalent were redeemed during the year.

Fosse

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Fosse securitisation structure at 31 December 2012 and 2011 were:

		2012			2011
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Fosse Master Issuer plc - 2006/1	28 November 2006	401	415	—	652	601	—
Fosse Master Issuer plc - 2007/1	1 August 2007	—	—	—	1,713	1,579	—
Fosse Master Issuer plc - 2008/1	21 August 2008	—	—	—	218	201	—
Fosse Master Issuer plc - 2010/1	12 March 2010	1,701	1,371	390	1,509	1,391	390
Fosse Master Issuer plc - 2010/2	3 June 2010	1,221	1,012	252	1,439	1,326	252
Fosse Master Issuer plc - 2010/3	27 July 2010	3,695	3,322	501	3,810	3,510	502
Fosse Master Issuer plc - 2010/4	9 September 2010	1,070	1,108	—	1,372	1,265	—
Fosse Master Issuer plc - 2011/1	25 May 2011	3,952	3,124	967	4,162	3,835	968
Fosse Master Issuer plc - 2011/2	6 December 2011	1,054	856	235	1,207	1,113	234
Fosse Master Issuer plc - 2012/1	22 May 2012	2,455	2,254	286	—	—	—
Beneficial interest in mortgages held by Fosse Master Trust Ltd		3,207	—	—	2,635	—	—

		18,756	13,462	2,631	18,717	14,821	2,346

Less: Held by the Santander UK group			(75)			(102)

Total securitisations (See Note 33)			13,387			14,719

248	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The Fosse Master Trust securitisation structure was established in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited.

Both Fosse Funding (No. 1) Limited and the Company have a beneficial interest in the mortgages held in trust by Fosse Trustee Limited. The minimum value of assets required to be held by Fosse Trustee Limited is a function of the notes in issue under the Fosse master trust structure and the Company’s required minimum share.

Fosse Master Issuer plc has cash deposits totalling £807m (2011: £350m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee Limited is therefore reduced by this amount.

In 2012, £2.6bn (2011: £6.1bn) of mortgage-backed notes were issued from Fosse Master Issuer plc. Mortgage-backed notes totalling £3.2bn (2011: £1.1bn) equivalent were redeemed during the year.

Langton

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Langton securitisation structure at 31 December 2012 and 2011 were:

		2012			2011
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Langton Securities (2010-1) plc (1)	1 October 2010	1,642	—	1,599	7,726	—	7,928
Langton Securities (2010-1) plc (2)	12 October 2010	1,316	—	1,282	9,895	—	10,153
Langton Securities (2010-2) plc (1)	12 October 2010	1,545	—	1,504	5,591	—	5,737
Langton Securities (2008-1) plc (2)	23 March 2011	2,136	—	2,080	15,999	—	16,417
Langton Securities (2010-2) plc (2)	28 July 2011	1,517	—	1,477	1,661	—	1,704
Beneficial interest in mortgages held by Langton Master Trust Ltd		5,005	—	—	4,577	—	—

		13,161	—	7,942	45,449	—	41,939

The Langton Master Trust securitisation structure was established on 25 January 2008. Notes were issued by Langton Securities (2008-1) plc, Langton Securities (2010-1) plc and Langton Securities (2010-2) plc to the Company for the purpose of creating collateral to be used for funding and liquidity.

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

In 2012, there were no issuances from any of the Langton issuing companies (2011: £18.2bn). Mortgage-backed notes totalling £33.8bn (2011: £12.3bn) equivalent were redeemed during the year. The redemption of the mortgage-backed notes in 2012 was pursuant to the Bank of England’s decision to accept loans on an unsecuritised basis (“whole loans”) as collateral for its various funding schemes as described in “Liquid assets” in the “Liquidity risk” section of the Risk Management Report. It was more efficient for the Company to use whole loans rather than securitisations as the Company is required to include the effect of a credit rating downgrade on its securitisation structures for the purposes of calculating liquidity requirements which is not the case with whole loans.

ii) Other securitisation structures

Motor

In 2012, the Santander UK group issued £1.0bn notes (2011: £1.3bn) through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Motor securitisation structure at 31 December 2012 and 2011 were:

		2012			2011
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m
Motor 2011 plc	21 April 2011	339	29	334	813	268	583
Motor 2012 plc	19 September 2012	845	733	221	—	—	—

		1,184	762	555	813	268	583

Less: Held by the Santander UK group			—			—

Total securitisations (See Note 33)			762			268

Santander UK plc 2012 Annual Report	249

Financial Statements

Notes to the Financial Statements continued

b) Covered Bonds

The Santander UK group also issues covered bonds. In this structure, Abbey National Treasury Services plc (the ‘Issuer’) issues covered bonds, which are a direct, unsecured and unconditional obligation of the Issuer. The covered bonds benefit from a guarantee from the Company and Abbey Covered Bonds LLP. The Issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from the Company. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the Issuer or the Company.

Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2012 and 2011 were:

	2012			2011
	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Euro 35bn Global Covered Bond Programme	35,123	21,757	—	25,081	18,191	—

Less: Held by the Santander UK group		—			—

Total Covered Bonds (See Note 33)		21,757			18,191

For further information on the euro 35bn Global Covered Bond Programme, see Note 33.

20. SPECIAL PURPOSE ENTITIES

Special Purpose Entities are formed by the Santander UK group to accomplish specific and well-defined objectives. The Santander UK group consolidates these SPEs when the substance of the relationship indicates control, as described in Note 1.

Consolidated special purpose entities

In addition to the SPEs disclosed in Note 19 which are used for securitisation and covered bond programmes, the only other SPEs sponsored and consolidated by the Santander UK group are described below. All the external assets in these entities are included in the relevant Notes in these Consolidated Financial Statements.

a) Guaranteed Investment Products 1 PCC

Guaranteed Investment Products 1 PCC Limited is a Guernsey-incorporated, closed-ended, protected cell company. The objective of each cell is to achieve capital growth. In order to achieve the investment objective, Guaranteed Investment Products 1 PCC Limited, on behalf of the respective cells, has entered into transactions with the Santander UK group. Santander Guarantee Company, a Santander UK group company, also guarantees the shareholders of cells a fixed return on their investment and/or the investment amount. Guaranteed Investment Products 1 PCC Limited has no third party assets.

b) Santander UK Foundation Limited

Santander UK Foundation Limited supports disadvantaged people throughout the UK through the charitable priorities of education and financial capability. The Foundation’s only third party assets consist of available-for-sale assets of £12m (2011: £11m).

c) Trust Preferred entities

Abbey National Capital Trust I and Abbey National Capital LP I are 100%-owned finance subsidiaries of the Company. These entities issue debt to third parties and lend the funds on to other Santander UK group companies. The Trust Preferred entities have no third party assets. Further information about these entities is set out in Note 34.

Off balance sheet special purpose entities

The only SPEs sponsored but not consolidated by the Santander UK group are as follows:

a) SPEs which issue shares that back retail structured products.

At 31 December 2012, the total value of products issued by these SPEs was £25m (2011: £36m). The Santander UK group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. The maximum exposure to the SPEs sponsored but not consolidated by the Santander UK group consists of trading assets (Repurchases held by the Santander UK group) of £10m (2011: £17m).

b) Santander (UK) Common Investment Fund

In 2008, a common investment fund was established to hold the assets of the Santander UK Group Pension Scheme. The Santander (UK) Common Investment Fund is not consolidated by the Santander UK group, but its assets are accounted for as part of the defined benefit assets and obligations recognised on the Santander UK group’s balance sheet. See Note 37 for further information.

250	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

21. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to SPEs. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

•

Full derecognition occurs when the Santander UK group transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

•

Partial derecognition occurs when the Santander UK group sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of the Santander UK group’s continuing involvement.

Financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the Santander UK group retains a continuing involvement in such transferred assets.

As the substance of the sale and repurchase and securities lending transactions is secured borrowings, the asset collateral continues to be recognised in full and the related liability reflecting the Santander UK group’s obligation to repurchase the transferred assets for a fixed price at a future date is recognised in deposits from banks or customers, as appropriate. As a result of these transactions, the Santander UK group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Santander UK group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The Santander UK group securitisation transfers do not qualify for derecognition. The Santander UK group remains exposed to credit risks arising from the mortgage loans and has retained control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets, entering into a derivative transaction with the securitisation vehicle, retaining an interest in the securitisation vehicle or providing a cash reserve fund. Where the Santander UK group has continuing involvement it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group has retained.

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2012 £m	2012 £m	2011 £m	2011 £m
Nature of transaction	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
Sale and repurchase agreements	1,367	1,510	3,678	3,905
Securities lending agreements	2,422	2,754	2,913	2,964
Securitisations (See Notes 19 and 33)	46,916	24,025	75,226	22,816

	50,705	28,289	81,817	29,685

22. AVAILABLE-FOR-SALE SECURITIES

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Debt securities	5,459	—	347	—
Equity securities	24	46	10	34

	5,483	46	357	34

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Debt securities:
- Listed in the UK	4,026	—	183	—
- Listed elsewhere	704	—	81	—
- Unlisted	729	—	83	—

	5,459	—	347	—

Equity securities:
- Listed in the UK	20	11	7	—
- Listed elsewhere	1	25	—	25
- Unlisted	3	10	3	9

	24	46	10	34

Santander UK plc 2012 Annual Report	251

Financial Statements

Notes to the Financial Statements continued

Debt securities at 31 December 2012 by contractual maturity and the related weighted average yield for the year:

2012	On demand £m	In not more than 3 months £m	In more than 3 months but not more than 1 year £m	In more than 1 year but not more than 5 years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
Issued by public bodies:
- UK Government	—	—	995	2,849	—	—	3,844
- Other OECD	—	—	905	—	—	364	1,269
- Banks	—	—	—	301	—	—	301
- Building societies	—	—	—	45	—	—	45

	—	—	1,900	3,195	—	364	5,459

Weighted average yield	—	—	0.75%	1.20%	—	0.24%	2.19%

The movement in available-for-sale securities can be summarised as follows:

	Group			Company
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
At 1 January	46	175	797	34	38	30
Additions	6,338	—	1,225	348	—	—
Transfer from Alliance & Leicester plc	—	—	—	—	—	8
Redemptions and maturities	(877)	(126)	(1,846)	(25)	(2)	—
Amortisation of discount	(18)	—	—	—	—	—
Exchange adjustments	(12)	—	—	(2)	—	—
Movement in fair value	6	(3)	(1)	2	(2)	—

At 31 December	5,483	46	175	357	34	38

23. LOANS AND RECEIVABLES SECURITIES

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Floating rate notes	174	521	174	521
Asset-backed securities	978	1,142	5,542	4,454
Collateralised loan obligations	85	90	85	90
Other(1)	28	24	146	143

Loans and receivables securities	1,265	1,777	5,947	5,208
Less: Impairment allowances	(6)	(6)	(6)	(6)

Loans and receivables securities, net of impairment allowances	1,259	1,771	5,941	5,202

(1)	Comprises £27m principal protected notes (2011: £21m) and £1m collateralised debt obligations (2011: £3m).

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Santander UK group in 2008 and as part of an alignment of portfolios across the Banco Santander, S.A. group in 2010 and are being run down. Detailed analysis of these securities is set out below. There were no movements in impairment allowances in 2012 or 2011.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2011: £nil) and £23m (2011: £109m) respectively.

Floating rate notes

Floating rate notes can be analysed by the geographic location of the issuer or counterparty as follows:

	31 December 2012				31 December 2011				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2012	2011
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK	—	—	—	—	37	37	27	73	(4)	1
Italy	74	73	71	96	80	80	71	89	1	1
Spain	26	27	23	88	256	255	247	96	2	4
Rest of Europe	50	49	43	86	123	115	101	82	2	3
US	26	25	24	92	30	28	26	87	1	1

Total	176	174	161	91	526	515	472	90	2	10

Floating rate notes can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2012				31 December 2011				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2012	2011
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AA	47	46	46	98	165	165	159	96	1	4
A	118	116	107	91	273	270	252	92	4	5
BBB	—	—	—	—	75	73	61	81	(3)	1
Below BBB	11	12	10	91	13	7	—	—	—	—

Total	176	174	163	93	526	515	472	90	2	10

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

252	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Asset-backed securities

Asset-backed securities can be analysed by the geographic location of the issuer or counterparty as follows:

	31 December 2012				31 December 2011				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2012	2011
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
ABS	74	75	75	101	74	74	74	100	—	—
MBS	168	156	139	83	223	211	169	76	6	3

	242	231	214	88	297	285	243	82	6	3

US
ABS	321	292	271	84	330	304	273	83	4	3
MBS	26	23	20	77	49	41	33	67	1	1

	347	315	291	84	379	345	306	81	5	4

Rest of Europe(1)
ABS	96	95	85	89	112	112	99	88	—	1
MBS	333	313	267	80	377	364	305	81	(1)	10

	429	408	352	82	489	476	404	83	(1)	11

Rest of world
ABS	11	8	9	82	17	15	15	88	2	4
MBS	16	16	15	94	22	21	18	82	—	1

	27	24	24	89	39	36	33	85	2	5

Total	1,045	978	881	84	1,204	1,142	986	82	12	23

(1)	For details, see “Country Risk Exposures” in the Risk Management Report.

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2012				31 December 2011				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2012	2011
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	334	312	285	85	367	346	305	83	4	6
MBS	385	368	325	84	416	396	324	78	12	9

	719	680	610	85	783	742	629	80	16	15

AA+
ABS	2	2	2	100	—	—	—	—	—	—
MBS	17	15	14	82	102	97	94	92	—	3

	19	17	16	84	102	97	94	92	—	3

AA
ABS	8	7	4	50	9	8	5	56	—	—
MBS	114	102	84	74	109	103	75	69	(1)	1

	122	109	88	72	118	111	80	68	(1)	1

A
ABS	91	89	89	98	88	86	86	98	1	2
MBS	16	12	8	50	35	31	27	77	(3)	—

	107	101	97	91	123	117	113	92	(2)	2

BBB
MBS	6	6	5	83	6	5	4	67	—	—

	6	6	5	83	6	5	4	67	—	—

Below BBB
ABS	67	60	60	90	69	65	65	94	1	1
MBS	5	5	5	100	3	5	1	33	(2)	1

	72	65	65	90	72	70	66	92	(1)	2

Total	1,045	978	881	84	1,204	1,142	986	82	12	23

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Asset-backed securities include the following:

•	ALT-A US asset-backed securities - securities with book values of £20m (31 December 2011: £22m) and fair values of £15m (31 December 2011: £16m).

•

Monoline insurer exposures - The Santander UK group has a £57m (31 December 2011: £73m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures.

Collateralised Loan Obligations (‘CLOs’)

The Santander UK group acquired a portfolio of CLOs as part of the acquisition of Alliance & Leicester plc in 2008. This portfolio is being run down. At 31 December 2012, the Santander UK group had an exposure to CLOs with a nominal value of £94m (2011: £99m), a book value of £85m (2011: £90m) and a fair value of £75m (2011: £72m). In 2012, impairment losses of £nil (2011: £nil) were recognised in the income statement. The geographical locations of the issuer or counterparty of the CLO exposures are the UK, the rest of Europe and the US. 51% of the nominal values are rated BBB (2011: 51%) with 1% rated AAA (2011: 2%), 26% rated AA (2011: 25%), 20% rated A (2011: 20%) and 2% related below BBB (2011: 2%).

Santander UK plc 2012 Annual Report	253

Financial Statements

Notes to the Financial Statements continued

24. INVESTMENT IN SUBSIDIARY UNDERTAKINGS

Investments in subsidiaries are held at cost subject to impairment. The movement in investments in subsidiaries was as follows:

	Company
	Cost £m	Impairment £m	Net book value £m
At 1 January 2012	7,360	(365)	6,995
Additions	244	—	244
Reversal	—	32	32
Capital reduction of subsidiary	(302)	—	(302)

At 31 December 2012	7,302	(333)	6,969

	Company
	Cost £m	Impairment £m	Net book value £m
At 1 January 2011	7,234	(365)	6,869
Additions	198	—	198
Disposals	(72)	—	(72)

At 31 December 2011	7,360	(365)	6,995

In 2012 and 2011, the movements on investments in subsidiaries represented changes in the capital invested in certain subsidiaries as a result of an internal reorganisation within the Santander UK group.

The principal subsidiaries of the Company that comprise related undertakings under the UK Companies Act 2006 (and so exclude certain securitisation companies) at 31 December 2012 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Santander UK group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3)(b) of the UK Companies Act 2006.

Principal subsidiary	Nature of business	% Interest held	Country of incorporation or registration
Abbey National International Limited	Personal finance	100	Jersey
Alliance & Leicester International Limited*	Offshore deposit taking	100	Isle of Man
Abbey National North America LLC*	Commercial paper issue	100	United States
Abbey National Treasury Services plc	Treasury operations	100	England and Wales
Cater Allen Limited*	Bank, deposit taker	100	England and Wales

*	Held indirectly through subsidiary companies.

All the above companies are included in the Consolidated Financial Statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US and the Cayman Islands. The Company has branches in the Isle of Man and in Jersey. The ability of Alliance & Leicester International Limited to pay dividends to the Company is restricted by regulatory capital requirements.

25. INTANGIBLE ASSETS

a) Goodwill

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Cost
At 1 January and 31 December	1,916	1,916	1,194	1,194

Accumulated impairment
At 1 January	82	22	—	—
Impairment charge	—	60	—	—

At 31 December	82	82	—	—

Net book value	1,834	1,834	1,194	1,194

Impairment of goodwill

During the year no impairment of goodwill was recognised (2011: £60m, 2010: £nil).

Impairment testing in respect of goodwill allocated to each cash-generating unit is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the cash-generating units are based on customer groups within the relevant business divisions.

254	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The cash flow projections for each cash-generating unit are based on the five year plan prepared for regulatory purposes, based on the Santander UK group’s 3-Year Plan and approved by the Company’s Board. The assumptions included in the expected future cash flows for each cash-generating unit take into consideration the UK economic environment and financial outlook within which the cash-generating unit operates. Key assumptions include projected GDP growth rates, the level of interest rates and the level and change in unemployment rates in the UK. The discount rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital allocated by the Santander UK group to investments in the business division within which the cash-generating unit operates. The growth rate used reflects management’s five-year forecasts, with a terminal growth rate of 2% applied thereafter, in line with the estimated long-term average UK GDP growth rate.

Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of goodwill arising on the Santander UK group’s business combinations.

The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Santander UK group. The cash-generating units do not carry on their balance sheets any other intangible assets with indefinite useful lives.

2012

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	5 year plan	11.4%	2%
Retail Banking	Credit cards	456	Value in use: cash flow	5 year plan	11.4%	4%
Retail Banking	Consumer finance	175	Value in use: cash flow	5 year plan	11.4%	—%
Retail Banking	Private banking	30	Value in use: cash flow	5 year plan	11.4%	7%
Retail Banking	Other	4	Value in use: cash flow	5 year plan	11.4%	2%

		1,834

(1)	Average growth rate based on the five year plan for the first five years and a growth rate of 2% applied thereafter.

2011

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	5 year plan	11.2%	2%
Retail Banking	Credit cards	456	Value in use: cash flow	5 year plan	11.2%	9%
Retail Banking	Consumer finance	175	Value in use: cash flow	5 year plan	11.2%	2%
Retail Banking	Private banking	30	Value in use: cash flow	5 year plan	11.2%	2%
Retail Banking	Other	4	Value in use: cash flow	5 year plan	11.2%	2%

		1,834

(1)	Average growth rate based on the five year plan for the first five years and a growth rate of 2% applied thereafter.

In 2012, the discount rate increased by 0.2 percentage points to 11.4% (2011: 11.2%). The increase reflected changes in current market and economic conditions. In 2012, the change in growth rates reflected the revised strategic priorities for the Santander UK group in the context of forecast economic conditions.

b) Other intangibles

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Cost
At 1 January	550	368	515	320
Additions	224	192	217	202
Disposals	(12)	(10)	—	(7)
At 31 December	762	550	732	515

Accumulated amortisation / impairment
At 1 January	242	84	251	107
Impairment	—	112	—	112
Disposals	(6)	(5)	—	(4)
Charge for the year	35	51	28	36

At 31 December	271	242	279	251

Net book value	491	308	453	264

Other intangible assets of the Santander UK group and the Company consist of computer software, and marketing rights acquired by the Santander UK group during 2010. The marketing rights had a cost of £16m. Accumulated amortisation at the start of the year was £5m and amortisation of £2m (2011: £4m) was charged in the year, giving a net book value of £9m (2011: £11m) at the year end.

In 2011, an impairment loss charge of £112m was recognised in respect of software as a result of a reduction in the related expected future economic benefits.

Santander UK plc 2012 Annual Report	255

Financial Statements

Notes to the Financial Statements continued

26. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2012	1,052	770	390	183	2,395
Additions	93	82	—	55	230
Disposals	(2)	(70)	—	(120)	(192)

At 31 December 2012	1,143	782	390	118	2,433

Accumulated depreciation:
At 1 January 2012	95	426	260	18	799
Charge for the year	36	89	43	43	211
Disposals	(1)	(68)	—	(49)	(118)

At 31 December 2012	130	447	303	12	892

Net book value	1,013	335	87	106	1,541

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2011	1,012	698	400	252	2,362
Additions	55	86	—	64	205
Disposals	(15)	(14)	(10)	(133)	(172)

At 31 December 2011	1,052	770	390	183	2,395

Accumulated depreciation:
At 1 January 2011	71	350	219	17	657
Charge for the year	35	90	45	54	224
Disposals	(11)	(14)	(4)	(53)	(82)

At 31 December 2011	95	426	260	18	799

Net book value	957	344	130	165	1,596

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2012	952	920	322	2,194
Additions	59	78	—	137
Disposals	(2)	(70)	—	(72)

At 31 December 2012	1,009	928	322	2,259

Accumulated depreciation:
At 1 January 2012	237	583	192	1,012
Charge for the year	31	85	43	159
Disposals	(1)	(68)	—	(69)

At 31 December 2012	267	600	235	1,102

Net book value	742	328	87	1,157

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2011	916	838	322	2,076
Additions	44	94	—	138
Disposals	(8)	(12)	—	(20)

At 31 December 2011	952	920	322	2,194

Accumulated depreciation:
At 1 January 2011	215	510	147	872
Charge for the year	30	84	45	159
Disposals	(8)	(11)	—	(19)

At 31 December 2011	237	583	192	1,012

Net book value	715	337	130	1,182

At 31 December 2012, capital expenditure contracted but not provided for in respect of property, plant and equipment was £70m (2011: £nil). Of the carrying value at the balance sheet date, £293m (2011: £176m) related to assets under construction.

256	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Operating lease assets

The Santander UK group’s operating lease assets consist of motor vehicles and other assets leased to its corporate customers. The Company has no operating lease assets. Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2012 £m	2011 £m
In no more than 1 year	29	36
In more than 1 year but no more than 5 years	57	57
In more than 5 years	1	1

	87	94

No contingent rent income (2011: £nil) for the Santander UK group was recognised in the year.

27. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
At 1 January	257	357	275	379
Income statement charge	(242)	(129)	(248)	(113)
(Charged)/credited to other comprehensive income:
- retirement benefit obligations	42	9	42	9
- available-for-sale financial assets	3	2	3	2

	45	11	45	11

Acquired through business combinations	—	—	—	(2)
Disposal of subsidiary undertaking	—	18	—	—

At 31 December	60	257	72	275

Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group and Company has the legal right to off set and intends to settle on a net basis. The deferred tax assets and liabilities are attributable to the following items:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Deferred tax assets/ (liabilities)
Pensions and other post retirement benefits	9	(5)	9	(5)
Accelerated book depreciation	(43)	(4)	23	39
IAS 32 and IAS 39 transitional adjustments	53	73	26	38
Other temporary differences	(22)	37	(49)	47
Tax losses carried forward	63	156	63	156

	60	257	72	275

The deferred tax assets scheduled above have been recognised in both the Company and the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five year plan (described in Note 25) would not cause a reduction in the deferred tax assets recognised.

                The Santander UK group and the Company recognise deferred tax assets in respect of trading losses relating to the former Alliance & Leicester plc business which was transferred to Santander UK plc in May 2010 under Part VII of the Financial Services and Markets Act 2000. HM Revenue & Customs confirmed in 2010 that the availability of losses was unaffected by the transfer. Under current UK tax legislation, the tax losses do not time expire and the benefit of the tax losses carried forward may only be realised by the utilisation against the future taxable profits of the former Alliance & Leicester plc business. The tax losses will be utilised as soon as practical taking into account discussions with HM Revenue & Customs over the level of profits attributable to the former Alliance & Leicester business. Management currently expect that these tax losses will be fully utilised during 2013.

At 31 December 2012, the Santander UK group had UK capital losses carried forward of £28m (2011: £66m). These losses are available for offset against future UK chargeable gains and under current UK tax legislation do not time expire. No deferred tax asset has been recognised in respect of these capital losses on the basis that future capital gains required to utilise the losses are not considered probable.

Santander UK plc 2012 Annual Report	257

Financial Statements

Notes to the Financial Statements continued

The deferred tax charge in the income statement comprises the following temporary differences:

	Group
	2012 £m	2011 £m	2010 £m
Accelerated tax depreciation	(39)	(37)	(32)
Pensions and other post-retirement benefits	(28)	(64)	(223)
Impairment loss allowances and other provisions	—	—	(1)
IFRS transition adjustments	(20)	(18)	(21)
Tax losses carried forward	(93)	(90)	(38)
Other temporary differences	(62)	80	(75)

	(242)	(129)	(390)

28. OTHER ASSETS

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Trade and other receivables	602	933	569	842
Prepayments	84	62	76	49
Accrued income	11	19	—	—
General insurance assets	71	74	71	74

	768	1,088	716	965

29. DEPOSITS BY BANKS

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Items in the course of transmission	340	1,045	319	1,028
Deposits by banks - securities sold under agreements to repurchase	7,382	5,574	2,584	620
Amounts due to Santander UK subsidiaries	—	—	105,591	110,119
Amounts due to ultimate parent - securities sold under repurchase agreements	140	2,517	—	—
- other	20	—	20	—
Amounts due to fellow Banco Santander subsidiaries - securities sold under
repurchase agreements	—	565	—	2
- other	64	40	1	—
Other deposits	1,989	1,885	655	509

	9,935	11,626	109,170	112,278

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Repayable:
On demand	2,324	2,980	28,280	19,251
In not more than 3 months	1,338	3,030	41,328	40,087
In more than 3 months but not more than 1 year	636	—	13,117	9,625
In more than 1 year but not more than 5 years	5,431	5,616	25,052	35,284
In more than 5 years	206	—	1,393	8,031

	9,935	11,626	109,170	112,278

258	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

30. DEPOSITS BY CUSTOMERS

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Current and demand accounts:
- interest-bearing	33,145	30,843	28,657	24,677
- non interest-bearing	1,437	948	1,333	879
Savings accounts(1)	76,260	72,729	75,268	71,319
Time deposits	35,769	42,873	26,415	30,851
Securities sold under repurchase agreements	906	418	500	—
Amounts due to Santander UK subsidiaries	—	—	55,356	47,155
Amounts due to fellow Banco Santander subsidiaries	1,520	531	1,355	186

	149,037	148,342	188,884	175,067

Repayable:
On demand	111,603	104,113	106,470	97,127
In no more than 3 months	6,842	9,888	6,067	8,411
In more than 3 months but no more than 1 year	17,725	20,902	13,854	15,507
In more than 1 year but not more than 5 years	12,091	13,000	9,268	9,157
In more than 5 years	776	439	53,225	44,865

	149,037	148,342	188,884	175,067

(1)

Includes equity index-linked deposits of £5,002m (2011: £5,794m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £5,002m and £336m, respectively (2011: £5,794m and £277m, respectively).

Savings accounts and time deposits are interest-bearing.

31. TRADING LIABILITIES

		Group		Company
		2012 £m	2011 £m	2012 £m	2011 £m
Deposits by banks	- securities sold under repurchase agreements	6,833	10,105	—	—
	- other(1)	2,909	4,403	—	—
Deposits by customers	- securities sold under repurchase agreements	4,847	5,519	—	—
	- other(2)	2,401	4,963	—	—
Short positions in securities and unsettled trades		4,119	755	—	—

		21,109	25,745	—	—

(1)	Comprises cash collateral of £2,269m (2011: £2,401m) and short-term deposits of £640m (2011: £2,002m).
(2)

Comprises short-term deposits of £1,702m (2011: £3,662m) and equity index-linked deposits of £699m (2011: £1,301m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £559m and £109m, respectively (2011: £1,005m and £207m, respectively).

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. of £180m (2011: £620m) and to other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £45m (2011: £51m).

32. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

		Group		Company
		2012 £m	2011 £m	2012 £m	2011 £m
Debt securities in issue	- US$10bn Euro Commercial Paper Programme	1,403	429	—	—
	- US$20bn Euro Medium Term Note Programme	655	4,594	—	—
	- Euro 10bn Structured Notes	1,740	1,744	—	—
	- Other bonds	—	62	—	1
Warrants		204	8	—	—

		4,002	6,837	—	1

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

Santander UK plc 2012 Annual Report	259

Financial Statements

Notes to the Financial Statements continued

The ‘fair value option’ has been used where deposits by banks, deposits by customers, debt securities in issue and warrants would otherwise be measured at amortised cost, and any embedded derivatives or associated derivatives used to economically hedge the risk are held at fair value. Where the Santander UK group records its own debt securities in issue at fair value, the fair value is based on quoted prices in an active market for the specific instrument concerned, if available.

When quoted market prices are unavailable, the own debt security in issue is valued using valuation techniques, the inputs for which are either based upon quoted prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to the Santander UK group’s liabilities. The change in fair value of issued debt securities attributable to the Santander UK group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer or credit default swaps. Each security is then valued using discounted cash flows, incorporating a LIBOR-based discount curve. The difference in the valuations is attributable to the Santander UK group’s own credit spread. This methodology is applied consistently across all securities where it is believed that counterparties would consider the Santander UK group’s creditworthiness when pricing trades.

Gains and losses arising from changes in the credit spread of liabilities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue was £86m (2011: net gain of £64m). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue at 31 December 2012 was £7m (2011: net gain of £93m).

The amount that would be required to be contractually paid at maturity of the deposits by banks, deposits by customers, and debt securities in issue above is £531m (2011: £366m) higher than the carrying value.

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

US$20bn Euro Medium Term Note Programme

Abbey National Treasury Services plc and the Company may from time to time issue notes denominated in any currency as agreed between the issuer and the relevant dealer under the US$20bn Euro Medium Term Note Programme. The payment of all amounts payable in respect of the notes is unconditionally and irrevocably guaranteed by the Company. The programme provides for issuance of fixed rate notes, floating rate notes, variable interest notes and zero-coupon/discount notes.

The maximum aggregate nominal amount of all notes outstanding under the programme may not exceed US$20bn (or its equivalent in other currencies) subject to any modifications in accordance with the terms of the programme agreement. Notes may be issued in bearer or registered form and can be listed on the London Stock Exchange or any other stock exchange(s) or may be unlisted, as agreed.

Euro 10bn Note, Certificate and Warrant Programme

Abbey National Treasury Services plc may from time to time issue structured notes and redeemable certificates (together the ‘N&C Securities’) and warrants (together with the N&C Securities, the ‘Securities’) denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the euro 10bn note, certificate and warrant programme (the ‘Omnibus Programme’). The securities are direct, senior and unsecured obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future senior and unsecured obligations of Abbey National Treasury Services plc. The payment of all amounts due in respect of the Securities has been unconditionally and irrevocably guaranteed by the Company.

The Omnibus Programme provides for the issuance of commodity linked N&C Securities, credit-linked N&C Securities, currency-linked Securities, equity-linked Securities, equity index-linked Securities, fixed rate N&C Securities, floating rate N&C Securities, fund-linked Securities, inflation-linked Securities, property-linked Securities, zero-coupon/discount N&C Securities and any other structured Securities as agreed between Abbey National Treasury Services plc and the relevant dealers. Securities issued under the Omnibus Programme are governed by English law.

The maximum aggregate outstanding nominal amount of all N&C Securities and the aggregate issue prices of outstanding warrants from time to time issued under the Omnibus Programme will not exceed euro 10bn (or its equivalent in other currencies).

260	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Warrants programme

Abbey National Treasury Services plc established a warrants programme (the ‘Warrants Programme’) in 2009 for the issuance of structured warrants denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Warrants Programme. Warrants are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, rank at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc.

As at the date of this report, Abbey National Treasury Services plc has discontinued the issue of new warrants under the Warrants Programme as new issuances are being made under the Omnibus Programme. The payments of all amounts due in respect of the previously issued warrants have been unconditionally and irrevocably guaranteed by the Company.

33. DEBT SECURITIES IN ISSUE

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Bonds and medium term notes:
- Euro 35bn Global Covered Bond Programme	21,757	18,191	—	—
- US$20bn Euro Medium Term Note Programme (See Note 32)	6,396	4,295	—	—
- US$40bn Euro Medium Term Note Programme	645	1,609	645	1,609
- US$20bn Commercial Paper Programme	2,289	3,069	—	—
- Certificates of deposit in issue	4,509	2,671	—	—

	35,596	29,835	645	1,609
Securitisation programmes:
- Holmes	9,876	7,829	—	—
- Fosse	13,387	14,719	—	—
- Motor	762	268	—	—

	59,621	52,651	645	1,609

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £2,058m (2011: £107m) and £1,232m (2011: £137m) respectively.

Euro 35bn Global Covered Bond Programme

Abbey National Treasury Services plc issues covered bonds under the euro 35bn Global Covered Bond Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers. The programme provides that covered bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. Abbey National Treasury Services plc may also issue unlisted covered bonds and/or covered bonds not admitted to trading on any regulated or unregulated market.

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

Covered bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all covered bonds from time to time outstanding under the programme will not exceed euro 35bn (or its equivalent in other currencies), subject to any modifications in accordance with the programme.

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

Santander UK plc 2012 Annual Report	261

Financial Statements

Notes to the Financial Statements continued

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

US SEC registered debt shelf

Abbey National Treasury Services plc issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the US Securities and Exchange Commission. The notes may be issued in any currency agreed between Abbey National Treasury Services plc and the relevant underwriters in any particular issuance under the registration statement.

Securitisation programmes

The Santander UK group has provided prime retail mortgage-backed securitised products and other asset-backed securitised products to a diverse investor base through its mortgage and other asset-backed funding programmes, as described in Note 19.

Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained. In addition, the Santander UK group has provided other asset-backed securitised products to investors through the securitisation of auto loan receivables.

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group		Company
Issue currency	Interest rate	Maturity	2012 £m	2011 £m	2012 £m	2011 £m
Euro	0.00% - 3.99%	Up to 2012	—	1,591	—	836
		2012 - 2013	4,003	2,889	484	499
		2014 - 2019	8,451	8,319	41	40
		2020 - 2029	2,631	221	—	—
		2030 - 2059	5,974	5,325	—	—
	4.00% - 4.99%	2012 - 2013	—	23	—	—
		2014 - 2019	1,824	945	—	—
		2020 - 2029	2,111	1,948	—	—
		2030 - 2039	178	106	—	—
	5.00% - 7.99%	2014 - 2019	19	—	—	—
US dollar	0.00% - 3.99%	Up to 2012	—	4,833
		2012 - 2013	3,934	592	—	—
		2014 - 2019	1,900	1,348	—	—
		2020 - 2029	412	456	—	—
		2030 - 2039	—	579	—	—
		2040 - 2059	7,690	6,579	—	—
	4.00% - 5.99%	2014 - 2019	687	712	34	36
		2040 - 2059	157	161	—	—
Pounds sterling	0.00% - 3.99%	Up to 2012	—	1,927	—	70
		2012 - 2013	3,322	516	—	—
		2014 - 2019	1,708	943	—	1
		2020 - 2029	395	—	—	—
		2040 - 2059	8,148	7,284	—	—
	4.00% - 5.99%	2014 - 2019	1,023	1,013	—	—
		2020 - 2029	3,455	2,658	—	—
		2040 - 2059	535	933	—	—
	6.00% - 6.99%	2014 - 2019	86	88	86	88
Other currencies	0.00% - 5.99%	Up to 2012	—	39	—	39
		2012 - 2013	245	251	—	—
		2014 - 2019	190	194	—	—
		2020 - 2029	191	178	—	—
		2040 - 2060	256	—	—	—
	6.00% - 6.99%	2050 -2059	96	—	—	—

			59,621	52,651	645	1,609

262	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

34. SUBORDINATED LIABILITIES

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
£325m Sterling Preference Shares	344	344	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	216	216	216	216
US$1,000m Non-Cumulative Trust Preferred Securities	374	1,065	—	—
Undated subordinated liabilities	2,199	2,250	2,199	2,250
Dated subordinated liabilities	648	2,624	1,087	3,754

	3,781	6,499	3,846	6,564

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

The Santander UK group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2011: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the UK Financial Services Authority.

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £276m (2011: £919m) and £1,603m (2011: £1,778m) respectively.

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

The Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Tier One Preferred Income Capital Securities and the Reserve Capital Instruments.

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

Santander UK plc 2012 Annual Report	263

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

The trust preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. There is no fixed redemption date for the partnership preferred securities. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.

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

In July 2012, as part of a capital management exercise, 63% of the trust preferred securities were purchased by the Company pursuant to a tender offer. The gain on these repurchases is disclosed in Note 5.

Undated subordinated liabilities

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
10.0625% Exchangeable subordinated capital securities	205	205	205	205
5.56% Subordinated guaranteed notes (Yen 15,000m)	120	145	120	145
5.50% Subordinated guaranteed notes (Yen 5,000m)	40	48	40	48
Fixed/Floating Rate Subordinated notes (Yen 5,000m)	40	48	40	48
10 Year step-up perpetual callable subordinated notes	340	336	340	336
7.50% 15 Year step-up perpetual callable subordinated notes	499	513	499	513
7.375% 20 Year step-up perpetual callable subordinated notes	239	235	239	235
7.125% 30 Year step-up perpetual callable subordinated notes	391	385	391	385
Fixed to floating rate perpetual callable subordinated notes	325	335	325	335

	2,199	2,250	2,199	2,250

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

In common with other debt securities issued by Santander UK group companies, the undated subordinated liabilities are redeemable in whole at the option of the Company, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

264	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Dated subordinated liabilities

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
10.125% Subordinated guaranteed bond 2023	110	231	110	231
11.50% Subordinated guaranteed bond 2017	78	230	78	230
7.95% Subordinated notes 2029 (US$1,000m)	256	1,038	256	1,038
6.50% Subordinated notes 2030	42	213	42	213
Subordinated notes 2030 (US$1,000m)	—	—	374	1,065
Subordinated floating rate EURIBOR notes 2016	—	—	65	65
5.875% Subordinated notes 2031	10	127	10	127
5.25% Subordinated notes 2023	—	148	—	148
Subordinated floating rate EURIBOR notes 2017	—	125	—	125
Subordinated floating rate EURIBOR notes 2017	—	84	—	84
9.625% Subordinated notes 2023	152	428	152	428

	648	2,624	1,087	3,754

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

In July 2012, as part of a capital management exercise, all of the outstanding Subordinated Floating Rate EURIBOR Notes 2017, 99% of the 5.25% Subordinated Notes 2023, and 99.5% of the Subordinated Floating Rate EURIBOR Notes 2017, 65% of the 11.50% Subordinated guaranteed bond 2017, 74% of the 7.95% Subordinated notes 2029 (US$1,000m), 80% of the 6.50% Subordinated notes 2030, 93% of the 5.875% Subordinated notes 2031, 51% of the 10.125% Subordinated guaranteed bond 2023 and 65% of the 9.625% Subordinated notes 2023 were purchased by the Company pursuant to a tender offer. The gain on these repurchases is disclosed in Note 5.

Subordinated liabilities are repayable:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
In more than 1 year but no more than 5 years	78	—	78	—
In more than 5 years	570	2,624	1,009	3,754
Undated	3,133	3,875	2,759	2,810

	3,781	6,499	3,846	6,564

35. OTHER LIABILITIES

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Trade and other payables	1,711	1,815	1,570	1,624
Accrued expenses	795	706	566	495
Deferred income	20	50	3	2

	2,526	2,571	2,139	2,121

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £352m (2011: £337m) and £110m (2011: £127m) respectively.

Finance lease obligations

Trade and other payables for the Santander UK group and the Company include £29m (2011: £38m) and £nil (2011: £nil), respectively, of finance lease obligations mainly relating to a lease and leaseback of Santander UK group property.

2012	Group			Company
Leases which expire	Future minimum payments £m	Future interest charges £m	Present value of minimum lease payments £m	Future minimum payments £m	Future interest charges £m	Present value of minimum lease payments £m
Within 1 year	7	(2)	5	—	—	—
Between 1-5 years	27	(3)	24	—	—	—

	34	(5)	29	—	—	—

Santander UK plc 2012 Annual Report	265

Financial Statements

Notes to the Financial Statements continued

2011	Group			Company
Leases which expire	Future minimum payments £m	Future interest charges £m	Present value of minimum lease payments £m	Future minimum payments £m	Future interest charges £m	Present value of minimum lease payments £m
Within 1 year	8	(2)	6	—	—	—
Between 1-5 years	31	(4)	27	—	—	—
In more than 5 years	6	(1)	5	—	—	—

	45	(7)	38	—	—	—

During the year, £2m (2011: £3m) was incurred as a finance lease interest charge. The contingent rent expense recognised during the year was £nil (2011: £nil).

At the balance sheet date, the Santander UK group had contracted with lessees for future minimum lease payments expected to be received on non-cancellable sub-leases of £nil (2011: £4m).

36. PROVISIONS

	Group
	Conduct remediation(1) £m	Other(2) £m	Total £m
At 1 January 2012	747	223	970
Additional provisions	232	214	446
Provisions released	—	(7)	(7)
Used during the year	(320)	(175)	(495)

At 31 December 2012	659	255	914

To be settled:
Within 12 months	400	169	569
In more than 12 months	259	86	345

	659	255	914

(1)	Includes a provision of £382m in respect of payment protection insurance at 31 December 2012 (2011: £688m).
(2)	Includes regulatory-related provisions of £185m in respect of the FSCS and the UK Bank Levy at 31 December 2012 (2011: £176m).

	Group
	Conduct remediation(1) £m	Other(2) £m	Total £m
At 1 January 2011	139	46	185
Additional provisions	753	176	929
Provisions released	—	(12)	(12)
Used during the year	(145)	(33)	(178)
Reclassifications	—	46	46

At 31 December 2011	747	223	970

To be settled:
Within 12 months	231	170	401
In more than 12 months	516	53	569

	747	223	970

(1)	Includes a provision of £688m in respect of payment protection insurance at 31 December 2011.
(2)	Includes regulatory-related provisions of £176m in respect of the FSCS and the UK Bank Levy at 31 December 2011.

266	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	Conduct remediation £m	Other £m	Total £m
At 1 January 2012	730	182	912
Additional provisions	228	185	413
Provisions released	—	—	—
Used during the year	(312)	(154)	(466)

At 31 December 2012	646	213	859

To be settled:
Within 12 months	392	123	515
In more than 12 months	254	90	344

	646	213	859

	Company
	Conduct remediation £m	Other £m	Total £m
At 1 January 2011	124	32	156
Additional provisions	749	142	891
Provisions released	—	(4)	(4)
Used during the year	(143)	(34)	(177)
Reclassifications	—	46	46

At 31 December 2011	730	182	912

To be settled:
Within 12 months	226	139	365
In more than 12 months	504	43	547

	730	182	912

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £439m (2011: £917m), comprises the additional provisions of £446m (2011: £929m), less the provisions released of £7m (2011: £12m) in the table above. Provisions principally comprise amounts in respect of conduct remediation, regulatory-related provisions, litigation and related expenses, restructuring expenses and vacant property costs.

Conduct remediation including Payment Protection Insurance (‘PPI’), other retail products and interest rate swaps sold to corporate customers

The amounts in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims, of those, the number that will be upheld, and the estimated average settlement per case. Sensitivities relating to the provision for customer remediation can be found in “Critical Accounting Policies and Areas of Significant Management Judgement” in Note 1.

Payment protection insurance is an insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by UK banks – the mis-selling issues are predominantly related to business written before 2009.

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

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of 2011 in light of prevailing conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision was revised to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011.

Santander UK plc 2012 Annual Report	267

Financial Statements

Notes to the Financial Statements continued

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are as follows:

•	Claim volumes - the estimated number of customer complaints received,

•	Uphold rate - the estimated percentage of complaints that are, or will be, upheld in favour of the customer, and

•	Average cost of redress - the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

•	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future,

•	Actual claims activity registered to date,

•	The level of redress paid to customers, together with a forecast of how this is likely to change over time,

•	The impact on complaints levels of proactive customer contact, and

•	The effect of media coverage on the issue.

The assumptions are kept under review, and regularly reassessed and validated against actual customer data, e.g. claims received, uphold rates, the impact of any changes in approach to uphold rates etc, and any re-evaluation of the estimated population.

The most critical factor in determining the level of provision is the volume of claims. The uphold rate is a reasonably consistent function of the sales process and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received. Previous experience has indicated that claims could be received over a number of years. While initial claim levels at the beginning of the process were quite low, this has increased in line with our initial expectations as a result of press coverage and the activities of the claims management companies (“CMC’s”). The CMC’s facilitate customer claims in return for a share of the redress payment and advertise heavily thereby resulting in an increase in the volume of claims experienced.

The table below sets out the actual claims received to date.

Number of PPI claims outstanding

Movements in the number of PPI claims outstanding during the years ended 31 December 2012, 2011 and 2010 were as follows:

	2012 ’000	2011 ’000	2010 ’000
Outstanding at 1 January	1	—	2
Claims received	437	111	37
Claims paid (1)	(258)	(90)	(38)
Claims rejected as invalid (1)	(149)	(20)	(1)

Outstanding at 31 December	31	1	—

(1)

The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims paid or rejected above reflect the results of any appeals.

2012 compared with 2011

As anticipated, PPI complaints rose significantly in 2012, due to higher press coverage and increased focus by CMCs. The increase was partly driven by invalid complaints (which also drove an increase in the level of claims rejected) and claims originated by CMCs. In addition, Santander UK proactively contacted more than 300,000 customers during the year, which led to an increase in claims received. The number of claims settled in 2012 increased, reflecting both the increase in claims received and continued prompt settlement of claims.

2011 compared with 2010

Press coverage on PPI reached significant levels in 2011, following the High Court‘s dismissal of the BBA’s application for a judicial review, as highlighted above. The focus of the CMCs also started to be directed at PPI in 2011. This led to a marked increase in complaints in 2011. Complaint volumes were also driven by pro-active customer contact made by Santander UK. The number of claims settled in 2011 increased as well, reflecting both the increase in claims received and prompt settlement of claims.

Management reassess the level of provision required at each reporting period, taking account of the latest available information as well as past experience. The provision necessarily incorporates predictions of complaint levels for a number of periods into the future. Although complaint levels rose substantially in 2012, this increase was consistent with management’s estimates which reflected previous conduct remediation experience. Consequently, no change to the provision was required in 2012. This will continue to be kept under review.

The assumptions and consequent level of provision remain subjective. This relates particularly to the uncertainty associated with the level of future claims. It is therefore possible that the level of payments to be made may differ from current estimates, resulting in an increase or decrease to the required provision.

268	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The Santander UK group engages in discussion, and co-operates, with the FSA in its supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FSA’s general thematic work and in relation to specific products and services, including payment protection insurance. As a consequence of these reviews, and reviews concluded in respect of retail products and interest rate derivatives sold to corporate customers, a net provision of £232m has been recognised for customer conduct issues in 2012. This position will be monitored with particular reference to those reviews currently in progress where it is not yet possible to reliably determine their outcome.

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

Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The borrowings with HM Treasury, which total approximately £18bn, were on an interest-only basis until 31 March 2012 and, with effect from 1 April 2012, the interest on the borrowings will increase to 12 month LIBOR plus 100 basis points. Each deposit-taking institution contributes towards the management expenses levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March. In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made including the proportion of total protected deposits held by the Santander UK group.

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

For the year ended 31 December 2012, the Santander UK group charged £50m (2011: £108m) to the income statement in respect of the costs of the FSCS. The 2012 charge is net of payments made in relation to prior years and adjustments to provisions made in prior years as a result of more accurate information now being available.

In accordance with IFRS, the FSCS levy is not accrued over each year but is recognised on 31 December of each year.

UK Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK which is collected through the existing quarterly Corporation Tax collection mechanism. The first chargeable period for the Santander UK group was the year ended 31 December 2011.

The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the FSCS); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; FSCS liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the UK Bank Levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities.

It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The UK Bank Levy will be set at a rate of 0.130% from 2013. During 2012 a rate of 0.088% was applied and three different rates applied during 2011 which averaged to 0.075%. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable liabilities.

The cost of the UK Bank Levy to the Santander UK group for 2012 was £48m (2011: £48m). The Santander UK group paid £49m in 2012 (2011: £26m) and provided for a liability of £21m at 31 December 2012 (2011: £22m).

In accordance with IFRS, the UK Bank Levy is not accrued over each year but is recognised on 31 December of each year.

Santander UK plc 2012 Annual Report	269

Financial Statements

Notes to the Financial Statements continued

37. RETIREMENT BENEFIT ASSETS AND OBLIGATIONS

The amounts recognised in the balance sheet were as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Assets/(liabilities)
Funded defined benefit pension scheme	254	241	250	237
Funded defined benefit pension scheme	(266)	(180)	(266)	(180)
Unfunded defined benefit pension scheme	(39)	(36)	(39)	(36)

Total net (liabilities)/assets	(51)	25	(55)	21

Actuarial losses recognised in other comprehensive income during the year were as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Actuarial losses on defined benefit schemes	183	37	183	54

a) Defined Contribution pension schemes

The Santander UK group operates a number of defined contribution pension schemes. The assets of the defined contribution pension schemes are held and administered separately from those of the Company. The Santander Retirement Plan, an occupational defined contribution scheme, is the plan into which eligible employees are enrolled automatically. The assets of the Santander Retirement Plan are held in separate trustee-administered funds. The defined contribution section of the Alliance & Leicester Pension Scheme was closed to new members employed from 29 May 2010, and was merged on a segregated basis with the Santander UK Group Pension Scheme on 1 July 2012.

An expense of £35m (2011: £30m, 2010: £42m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2012, 2011 and 2010.

b) Defined Benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main pension scheme is the Santander UK Group Pension Scheme, formerly the Abbey National Group Pension scheme. The Abbey National Amalgamated Pension Fund, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Alliance & Leicester Pension Scheme were merged into the Santander UK Group Pension scheme on a segregated basis on 1 July 2012.

The scheme covers 20% (2011: 20%, 2010: 20%) of the Santander UK group’s employees, and is a closed funded defined benefit scheme. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

Formal actuarial valuations of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally qualified actuaries and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation for the Santander UK Group Pension scheme was made as at 31 March 2010, with the next valuation due as at 31 March 2013.

The total amount (credited)/charged to the income statement, including amounts classified as redundancy costs was as follows:

	Group
	2012 £m	2011 £m	2010 £m
Expected return on pension scheme assets	(350)	(388)	(317)
Interest cost	346	362	357
Current service cost	38	34	35
Past service cost	—	1	5
Gain on settlements or curtailments	—	(1)	—

	34	8	80

The net (liability)/asset recognised in the balance sheet is determined as follows:

	Group
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Present value of defined benefit obligation	(7,554)	(7,072)	(6,729)	(6,318)	(5,185)
Fair value of plan assets	7,503	7,097	6,556	5,248	4,372

Net defined benefit (obligation)/asset	(51)	25	(173)	(1,070)	(813)

270	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Present value of defined benefit obligation	(7,542)	(7,061)	(6,718)	(4,805)	(3,944)
Fair value of plan assets	7,487	7,082	6,541	3,883	3,147

Net defined benefit (obligation)/asset	(55)	21	(177)	(922)	(797)

Movements in the present value of defined benefit obligations during the year were as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Balance at 1 January	(7,072)	(6,729)	(7,061)	(6,718)
Current service cost	(27)	(22)	(26)	(22)
Current service cost paid by subsidiaries	(2)	(2)	(2)	(3)
Current service cost paid by fellow Banco Santander group subsidiaries	(9)	(10)	(10)	(9)
Interest cost	(346)	(362)	(345)	(361)
Employee contributions	—	(3)	—	(3)
Employer salary sacrifice contributions	(7)	(4)	(7)	(4)
Past service cost	—	(1)	—	(1)
Settlement	—	1	—	1
Actuarial loss	(300)	(144)	(300)	(145)
Actual benefit payments	209	204	209	204

Balance at 31 December	(7,554)	(7,072)	(7,542)	(7,061)

Movements in the fair value of scheme assets during the year were as follows:

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Balance at 1 January	7,097	6,556	7,082	6,541
Expected return on scheme assets	350	388	349	388
Actuarial gain on scheme assets	117	105	117	105
Company contributions paid	136	237	136	237
Contributions paid by subsidiaries and fellow Banco Santander group subsidiaries	12	12	12	12
Employee contributions	—	3	—	3
Actual benefit payments	(209)	(204)	(209)	(204)

Balance at 31 December	7,503	7,097	7,487	7,082

The amounts recognised in the Statement of Comprehensive Income for each of the five years indicated were as follows:

	Group
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Actuarial (gain)/loss on scheme assets	(117)	(105)	(235)	(330)	862

Experience (gain)/loss on scheme liabilities	(28)	138	(76)	(34)	51
Loss/(gain) from changes in actuarial assumptions	328	6	283	969	(869)

Actuarial loss/(gain) on scheme liabilities	300	144	207	935	(818)

Total net actuarial loss/(gain)	183	39	(28)	605	44

Cumulative net actuarial losses are £963m (2011: £780m, 2010: £741m). The annual movement is recognised in the Consolidated Statement of Comprehensive Income. The actual gains on scheme assets for the Santander UK group and the Company were £467m (2011: £493m, 2010: £552m) and £466m (2011: £493m, 2010: £547m), respectively.

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2012, 2011 and 2010. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group. In addition, the Santander UK group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.

The assets of the funded plans are held independently of the Santander UK group’s assets in separate trustee administered funds. The principal duty of the trustees is to act in the best interests of the members of the schemes. The corporate trustee of the Santander UK Group Pension Scheme is Santander (UK) Group Pension Scheme Trustee Limited, a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK plc. The Trustee board comprises seven Directors selected by Santander UK plc, plus seven member-nominated Directors selected from eligible members who apply for the role.

Santander UK plc 2012 Annual Report	271

Financial Statements

Notes to the Financial Statements continued

Investment strategy across the schemes remains under regular review. Investment decisions are delegated by the Santander (UK) Group Pension Scheme Trustees to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by seven Trustee directors, four appointed by Santander UK plc and three by Santander (UK) Group Pension Trustee Limited. The Trustee directors’ principal duty, within the investment powers delegated to them is to act in the best interest of the members of the Santander UK Group Pension Scheme. Ultimate responsibility for investment strategy rests with the Trustees of the schemes who are required under the Pensions Act 2004 to prepare a statement of investment principles.

The Trustees of the Santander UK Group Pension Scheme have developed the following investment principles:

•

To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules;

•	To limit the risk of the assets failing to meet the liabilities, over the long term and on a shorter-term basis as required by prevailing legislation; and

•	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

The categories of the assets in the scheme by value and as a percentage of scheme assets, and the expected rates of return were:

	Group
	Fair value of scheme assets		Expected rate of return	Fair value of scheme assets		Expected rate of return
	2012 £m	2012%	2012%	2011 £m	2011%	2011%
UK equities	579	8	7	631	9	8
Overseas equities	1,434	19	8	1,480	21	8
Corporate bonds	1,878	25	4	1,519	21	5
Government fixed interest bonds	473	6	3	730	10	4
Government index linked bonds	1,843	25	3	1,544	22	4
Property funds	208	3	7	137	2	6
Cash	717	9	2	663	9	4
Other assets	371	5	7	393	6	8

	7,503	100		7,097	100

	Company
	Fair value of scheme assets		Expected rate of return	Fair value of scheme assets		Expected rate of return
	2012 £m	2012%	2012%	2011 £m	2011%	2011%
UK equities	575	8	7	629	9	8
Overseas equities	1,432	19	8	1,478	21	8
Corporate bonds	1,875	25	4	1,516	21	5
Government fixed interest bonds	471	6	3	728	10	4
Government index linked bonds	1,843	25	3	1,544	22	4
Property funds	208	3	7	137	2	6
Cash	717	9	2	662	9	4
Other assets	366	5	7	388	6	8

	7,487	100		7,082	100

Other assets consist of asset-backed securities, annuities, funds (including private equity funds) and derivatives that are used to protect against exchange rate, equity market, inflation and interest rate movements.

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy, as follows:

•	Equities	Long-term median real rate of return experienced after considering projected moves in asset indices
•	Corporate bonds	Gross redemption yields at the balance sheet date, less a margin for default risk
•	Government bonds	Gross redemption yields at the balance sheet date
•	Property funds	Average of returns for UK equities and government bonds
•	Cash	Expected long-term bank rate, after considering projected inflation rate

272	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The following tables summarise the fair values at 31 December 2012 and 2011 of the financial asset classes accounted for at fair value, by the valuation methodology used by the investment managers of the schemes assets to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets represent of the schemes total financial assets that are recorded at fair value.

At 31 December 2012

	Group
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	579	8	—	—	579	8
Overseas equities	1,434	21	—	—	1,434	21
Corporate bonds	1,878	28	—	—	1,878	28
Government fixed interest bonds	473	7	—	—	473	7
Government index linked bonds	1,843	27	—	—	1,843	27
Property funds	—	—	208	3	208	3
Other	188	3	183	3	371	6

Total	6,395	94	391	6	6,786	100

At 31 December 2011

	Group
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	614	10	17	—	631	10
Overseas equities	1,480	23	—	—	1,480	23
Corporate bonds	1,519	24	—	—	1,519	24
Government fixed interest bonds	730	11	—	—	730	11
Government index linked bonds	1,544	24	—	—	1,544	24
Property funds	—	—	137	2	137	2
Other	378	6	15	—	393	6

Total	6,265	98	169	2	6,434	100

At 31 December 2012

	Company
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	575	8	—	—	575	8
Overseas equities	1,432	21	—	—	1,432	21
Corporate bonds	1,875	28	—	—	1,875	28
Government Fixed Interest	471	7	—	—	471	7
Government Index Linked	1,843	27	—	—	1,843	27
Property funds	—	—	208	3	208	3
Other	183	3	183	3	366	6

Total	6,379	94	391	6	6,770	100

At 31 December 2011

	Company
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	612	10	17	—	629	10
Overseas equities	1,478	23	—	—	1,478	23
Corporate bonds	1,516	24	—	—	1,516	24
Government Fixed Interest	728	11	—	—	728	11
Government Index Linked	1,544	24	—	—	1,544	24
Property funds	—	—	137	2	137	2
Other	378	6	10	—	388	6

Total	6,256	98	164	2	6,420	100

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

Santander UK plc 2012 Annual Report	273

Financial Statements

Notes to the Financial Statements continued

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	Group and Company
	2012%	2011%	2010%
To determine benefit obligations:
- Discount rate for scheme liabilities	4.5	5.0	5.4
- General price inflation	2.9	3.1	3.5
- General salary increase	2.9	3.1	3.5
- Expected rate of pension increase	2.8	3.0	3.4
To determine net periodic benefit cost:
- Discount rate	5.0	5.4	5.8
- Expected rate of pension increase	3.0	3.4	3.4
- Expected rate of return on plan assets	5.0	5.7	6.1

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
- Males	28.9	28.8	28.7
- Females	29.5	29.4	29.3
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	31.3	31.1	31.0
- Females	31.1	31.0	30.9

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

In 2012, the mortality assumption used in the preparation of the valuation was based on the Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for males and 1% for females (2011 and 2010: Continuous Mortality Investigation Table PXA 92MCC 2009 with a future improvement underpin of 1.5% for males and 1% for females). The table above shows that a participant retiring at age 60 at 31 December 2012 is assumed to live for, on average, 28.9 years in the case of a male and 29.5 years in the case of a female. In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.

The Santander UK group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of assets set at the beginning of the period, offset by actual returns during the period. Period-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. The following table shows the potential effect of changes in these and the other key assumptions on the principal pension schemes of the Santander UK group:

		Increase/(decrease)
		2012 £m	2011 £m
Discount rate	Change in pension obligation at year end from a 25 bps increase	(362)	(365)
	Change in pension cost for the year from a 25 bps increase	—	(4)

General price inflation	Change in pension obligation at year end from a 25 bps increase	343	332
	Change in pension cost for the year from a 25 bps increase	18	20

Expected rate of return on plan assets	Change in pension cost for the year from a 25 bps increase	18	18

Mortality	Change in pension obligation at year end from each additional year of longevity assumed	184	242

274	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m
2013	223
2014	238
2015	254
2016	271
2017	290
Five years ended 2022	1,780

Funding

In 2010, in compliance with the Pensions Act 2004, the Santander UK group and the trustees agreed a scheme-specific funding target, statement of funding principles, and a schedule of contributions for the principal pension schemes. This agreement forms the basis of the Santander UK group’s commitment that the schemes have sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. In accordance with the terms of the agreement, the Santander UK group contributed £95m (2011: £209m) to the schemes in the year. The agreed schedule of the Santander UK group’s remaining contributions to the schemes comprises contributions of £64m in 2013, £64m in 2014, and £70m each year from 2015 to 2019.

38. CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Guarantees given to subsidiaries	—	—	109,888	118,714
Guarantees given to third parties	857	553	338	79
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	4,211	3,841	2,740	2,666
- More than one year	32,727	29,153	7,537	6,206
Other contingent liabilities	8	8	8	8

	37,803	33,555	120,511	127,673

Guarantees given to subsidiaries

The Company has fully and unconditionally guaranteed the obligations of each of Abbey National Treasury Services plc, Abbey Stockbrokers Limited and Cater Allen Limited, all of which are wholly-owned subsidiaries of the Company, that have been or will be incurred before 30 June 2015. In addition, the Company has fully and unconditionally guaranteed the deposit obligations of Abbey National International Limited and Alliance & Leicester International Limited, both of which are wholly owned subsidiaries of the Company, that have been or will be incurred before 30 June 2015.

Capital Support Deed

The Company, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three FSA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of section 10 of the Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) of the FSA Handbook. Under section 10.8 of BIPRU, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

Defined Liquidity Group liquidity facility

The Company, Abbey National Treasury Services plc, and Cater Allen Limited are party to a defined liquidity group liquidity facility agreement dated 28 May 2010 (the “DLG Facility Agreement”). The DLG Facility Agreement supports a defined liquidity group for the purposes of section 12 of BIPRU. Section 12.8 of BIPRU permits a member of a defined liquidity group to rely on the liquid resources of other members of the defined liquidity group to comply with the liquidity adequacy requirements under section 12 of BIPRU. Under the DLG Facility Agreement, each party agrees to lend, subject to certain conditions and limitations, its excess liquidity to each other party.

Santander UK plc 2012 Annual Report	275

Financial Statements

Notes to the Financial Statements continued

Guarantees given to third parties

Guarantees given to third parties consist primarily of letters of credit, bonds and guarantees granted by Corporate Banking as part of normal product facilities which are offered to customers.

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

Financial Services Compensation Scheme (‘FSCS’)

As described in Note 36, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. The European Union’s Recovery and Resolution Directive includes a requirement to pre-fund national resolution funds. The quantification and timing of any additional levy as a result of the pre-funding have yet to be determined and hence, although the Santander UK group’s share could be significant, no provision has yet been recognised.

Mortgage representations and warranties

In connection with the Santander UK group’s residential mortgage and auto loan securitisations and covered bond transactions described in Note 19, the Santander UK group makes various representations and warranties relating to the mortgage loans sold as of the date of such sale which cover, among other things:

•	The Santander UK group’s ownership of the loan.

•	The validity of any legal charge securing the loan.

•	The effectiveness of title insurance on any property securing the loan.

•	The loan’s compliance with any applicable loan criteria established under the transaction structure.

•	The loan’s compliance with applicable laws.

•	Whether the mortgage property was occupied by the borrower.

•	Whether the mortgage loan was originated in conformity with the originator’s lending criteria.

•	The detailed data concerning the mortgage loan that was included on the mortgage loan schedule.

The specific representations and warranties in relation to the mortgage loans made by the Santander UK group depend on the nature of the transaction and the requirements of the transaction structure. The Santander UK group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Santander UK group’s credit policy explicitly prohibits such lending.

Market conditions and credit-rating agency requirements may also affect representations and warranties the Santander UK group may agree to make upon the sale of the mortgage loans. Details of the outstanding balances under mortgage-backed securitisation transactions sponsored by the Santander UK group’s Special Purpose Entities (‘SPEs’) are described in Note 19. These outstanding transactions are collateralised by prime residential mortgage loans.

The Santander UK group’s representations and warranties regarding the sold mortgage loans are generally not subject to stated limits in amount or time of coverage. However, contractual liability may arise when the representations and warranties are breached. In the event of a breach of these representations and warranties, the Santander UK group may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or reduce its share in the trust holding the mortgage loans by an amount equivalent to the repurchase price. In the case of a repurchase, the Santander UK group may bear any subsequent credit loss on the mortgage loan. The Santander UK group manages and monitors its securitisation activities closely to minimise potential claims. To date, the Santander UK group has only identified a small number of non-compliant mortgage loans in its securitisation transactions.

276	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Overseas tax claim

A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favourable judgement at first instance was handed down in September 2006, although the judgement was appealed against by the tax authorities in January 2007 and the court found in favour of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. Although the matter remained in dispute, in January 2012, following a demand from the tax authorities, Abbey National Treasury Services plc paid £67m, for which it already held a provision. The higher court hearing took place in April 2012 and the judgement found in favour of the tax authorities upholding their appeal. There is no recourse for further appeal.

Regulatory

The Santander UK group engages in discussion, and co-operates, with the FSA in its supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FSA’s general thematic work and in relation to specific products and services, including payment protection insurance. As a consequence of these reviews, a net provision of £232m has been recognised for customer conduct issues, as described in Note 36. This position will be monitored with particular reference to those reviews currently in progress where it is not yet possible to reliably determine their outcome.

Other

As part of the sale of subsidiaries, and as is normal in such circumstances, the Santander UK group has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 41.

Other off-balance sheet commitments

The Santander UK group has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk Management Report.

Operating lease commitments

	Group		Company
	2012 £m	2011 £m	2012 £m	2011 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	87	83	77	73
- Later than 1 year but no later than 5 years	291	255	255	232
- Later than 5 years	257	234	223	215

	635	572	555	520

Under the terms of these leases, the Santander UK group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Santander UK group has the option to reacquire the freehold of certain properties. Santander UK group rental expense comprises:

	Group
	2012 £m	2011 £m	2010 £m
In respect of minimum rentals	75	77	108
Less: sub-lease rentals	—	—	—

	75	77	108

Included in the above Santander UK group rental expense was £6m (2011: £4m) relating to contingent rent expense.

Santander UK plc 2012 Annual Report	277

Financial Statements

Notes to the Financial Statements continued

39. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	Group and Company
	2012 £m	2011 £m
Ordinary share capital	3,105	3,105
£300m fixed/floating rate non-cumulative callable preference shares	300	300
£300m Step-up Callable Perpetual Reserve Capital Instruments	297	297
£300m Step Up Callable Perpetual Preferred Securities	297	297

	3,999	3,999

a) Share capital

	Group and Company
Issued and fully paid share capital	Ordinary shares of £0.10 each		£300m Preference shares of £1 each		£325m Preference shares of £1 each		Total £m
	No. ‘000s	£m	No. ‘000s	£m	No. ‘000s	£m	£m
At 1 January 2011, 31 December 2011 and 31 December 2012	31,051,769	3,105	300,000	300	325,000	325	3,730

The Company’s £325m sterling preference shares are classified as Subordinated Liabilities as described in Note 34.

	Group and Company
Share premium	2012 £m	2011 £m
At 1 January and 31 December	5,620	5,620

The Company has one class of ordinary shares which carries no right to fixed income.

£300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares

The preference shares entitle the holders to a fixed non-cumulative dividend, at the discretion of the Company, of 6.22% per annum payable annually from 24 May 2010 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of the Company on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the FSA.

b) Other equity instruments

£300m Step-up Callable Perpetual Reserve Capital Instruments

The £300 million Step-up Callable Perpetual Reserve Capital Instruments were issued in 2001 by the Company. Reserve Capital Instruments are redeemable by the Company on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the FSA and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met. The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five-year benchmark gilt rate. Interest payments may be deferred by the Company.

The Reserve Capital Instruments are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed. Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Reserve Capital Instruments and Tier One Preferred Income Capital Securities.

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

£300m Step-up Callable Perpetual Preferred Securities

The £300m Step Up Callable Perpetual Preferred Securities are perpetual securities and pay a coupon on 22 March each year. At each payment date, the Company can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then the Company may not pay a dividend on any share until it next makes a coupon payment (including payment of any deferred coupons). The Company can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The Perpetual Preferred securities are redeemable at the option of the Company on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the FSA.

278	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

40. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Profit for the year	939	903	1,583	(760)	3,153	1,391
Non-cash items included in net profit:
Depreciation and amortisation	246	447	275	187	307	185
(Increase)/decrease in prepayments and accrued income	(23)	(24)	(43)	(27)	85	(243)
(Decrease)/increase in accruals and deferred income	(479)	(250)	1,212	(604)	(648)	1,425
Profit on sale of subsidiary and associated undertakings	—	—	(39)	—	—	—
Amortization of premiums/(discounts) on debt securities	18	—	—	—	—	—
Provisions for liabilities and charges	439	917	129	413	886	130
Impairment losses	1,082	639	746	860	227	829
Corporation tax charge	292	358	542	337	179	247
Other non-cash items	(567)	1,581	314	(744)	724	7

Net cash flow from trading activities	1,947	4,571	4,719	(338)	4,913	3,971
Changes in operating assets and liabilities:
Net (increase)/decrease in cash and balances held at central banks	(8)	3	(14)	(1)	7	(47)
Net (increase)/decrease in trading assets	(2,789)	11,021	(1,453)	—	—	—
Net decrease/(increase) in derivative assets	634	(6,403)	(1,550)	1,102	(3,007)	(455)
Net decrease/(increase) in financial assets designated at fair value	1,194	1,770	5,609	1	5,081	32,020
Net decrease in debt securities, treasury bills and other eligible bills	—	7	—	—	7	—
Net decrease/(increase) in loans and advances to banks & customers	8,757	(4,915)	2,810	854	3,119	(66,921)
Net decrease/(increase) in other assets	575	736	837	517	505	(172)
Net (decrease)/increase in deposits by banks and customers	(484)	(327)	5,705	11,222	(29,040)	40,146
Net (decrease)/increase in derivative liabilities	(319)	6,775	3,442	845	108	(2,253)
Net (decrease)/increase in trading liabilities	(4,629)	(17,068)	(3,323)	—	—	—
Net (decrease)/increase in financial liabilities designated at fair value	(21)	(187)	(723)	—	(3)	24
Net increase/(decrease) in debt securities in issue	2,332	(1,223)	(1,258)	(1)	14	6,238
Net (decrease)/increase in other liabilities	(973)	15	(2,286)	(1,064)	(132)	(447)
Effects of exchange rate differences	(1,961)	(1,662)	(1,000)	(530)	(47)	(27)

Net cash flow from/(used in) operating activities before tax	4,255	(6,887)	11,515	12,607	(18,475)	12,077
Corporation tax (paid)/received	(231)	(165)	(131)	(149)	(121)	(99)

Net cash flow from/(used in) operating activities	4,024	(7,052)	11,384	12,458	(18,596)	11,978

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group			Company
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Cash and balances with central banks	29,282	25,980	26,502	28,883	18,958	21,408
Less: regulatory minimum cash balances (See Note 12)	(203)	(195)	(198)	(179)	(178)	(185)

	29,079	25,785	26,304	28,704	18,780	21,223
Debt securities	1,196	4,093	2,604	—	—	—
Net trading other cash equivalents	9,788	9,500	13,814	—	—	—
Net non trading other cash equivalents	1,576	3,568	2,778	25,578	26,573	45,450

Cash and cash equivalents	41,639	42,946	45,500	54,282	45,353	66,673

c) Sale of subsidiaries

In 2011, a subsidiary of the Company completed the disposal of certain leasing companies for cash consideration of approximately £3m. The net assets disposed of consisted of net investment in finance leases of £93m and provisions for liabilities and charges of £18m. In addition, debt of £72m was repaid.

On 10 March 2010, Santander Private Banking UK Limited completed the disposal of James Hay Holdings Limited, together with its five subsidiary companies, by the sale of 100% of James Hay Holdings Limited’s shares to IFG UK Holdings Limited, a subsidiary of IFG Group plc, for a cash consideration of approximately £29m. In addition, in 2010 the Santander UK group completed the disposal of certain leasing companies for cash consideration of approximately £221m. The net assets disposed of consisted of loans and advances to customers of £510m, deposits by customers of £222m, deferred tax liabilities of £96m and other net assets and liabilities of £19m:

d) Acquisitions of subsidiaries and businesses

Acquisition of Santander Cards and Santander Consumer in 2010

Details of the assets and liabilities acquired, the consideration paid and the resulting goodwill identified, together with the cash payment made to satisfy the consideration are set out in Note 45.

Santander UK plc 2012 Annual Report	279

Financial Statements

Notes to the Financial Statements continued

41. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Financial assets pledged to secure liabilities

The financial assets below are analysed between those assets accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2012 £m	2011 £m
On balance sheet:
Treasury bills and other eligible securities	2,924	6,141
Cash	2,863	3,004
Loans and advances to customers - securitisations and covered bonds (See Note 19)	82,039	100,307
Loans and advances to customers	1,722	—
Debt securities	556	129
Equity securities	309	321

	90,413	109,902

Off balance sheet:
Treasury bills and other eligible securities	17,666	16,245
Debt securities	662	7,779
Equity securities	105	195

	18,433	24,219

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2012 was £20,306m (2011: £26,232m), of which £8,082m (2011: £6,160m) were classified within “loans and advances to customers – securitisations and covered bonds” in the table above.

Securitisations and covered bonds

As described in Note 19, the Company and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2012, £46,916m (2011: £75,226m) of loans were so assigned by the Santander UK group.

A subsidiary of the Company has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2012, the pool of ring-fenced residential mortgages for the covered bond programme was £35,123m (2011: £25,081m).

At 31 December 2012, total notes issued externally from secured programmes (securitisations and covered bonds) increased to £43,322m (2011: £41,007m), reflecting gross issuance of £10.9bn (2011: £17.2bn) in 2012. At 31 December 2012, a total of £17,634m (2011: £46,111m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £11.0bn at 31 December 2012 (2011: £6.6bn), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £11,723m at 31 December 2012 (2011: £14,380m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2012, £2,863m (2011: £2,642m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table above.

280	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

b) Collateral held as security for assets

	Group
	2012 £m	2011 £m
On balance sheet:
Trading liabilities	3,652	2,401

	3,652	2,401
Off balance sheet:
Trading liabilities	24,862	22,831
Deposits by banks	233	2,054

	25,095	24,885

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2012 the fair value of such collateral received was £14,788m (2011: £11,776m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £10,307m at 31 December 2012 (2011: £13,109m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described above, collateral is also received in the normal course of derivative business from counterparties. At 31 December 2012, £3,652m (2011: £2,401m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. See the “Credit Risk” section of the Risk Management Report for each business segment.

42. SHARE-BASED COMPENSATION

The Santander UK group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Long-Term Incentive Plan and the Deferred Shares Bonus Plan. The Santander UK group’s other current arrangement and scheme, respectively, are free shares awarded to eligible employees and partnership shares. In addition, a small number of arrangements remain outstanding under the closed Executive Share Option scheme and the closed Alliance & Leicester Share Incentive Plan. All the share options and awards relate to shares in Banco Santander, S.A.

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £1m (2011: £0.2m, 2010: £2m), none of which had vested at 31 December 2012 (2011: nil). Cash received from the exercise of share options was £nil (2011: £0.2m, 2010: £2m).

The main schemes are:

Sharesave Schemes

The Santander UK group launched its fifth HM Revenue & Customs approved Sharesave Scheme under Banco Santander, S.A. ownership in September 2012. The first four Sharesave Schemes were launched in September 2008, 2009, 2010 and 2011 under similar terms as the 2012 Scheme. Under these schemes, eligible employees may enter into contracts to save between £5 and £250 per month. At the expiry of a fixed term of three or five years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander, S.A. at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander, S.A. shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander, S.A. group. Participants in the scheme have six months from the date of vest in which the option can be exercised.

Santander UK plc 2012 Annual Report	281

Financial Statements

Notes to the Financial Statements continued

Prior to the Company’s acquisition by Banco Santander, S.A. in 2004, the Company operated similar Sharesave schemes. All the remaining options granted under those schemes were exercised or forfeited during 2011. The options previously outstanding under those Sharesave schemes were included in the disclosures below.

The fair value of each Sharesave option for 2012, 2011 and 2010 has been estimated at the date of acquisition or grant using a partial differential equation model with the following assumptions:

	2012	2011	2010
Risk free interest rate	0.75%-5.2%	1.7%-5.2%	1.7%-5.2%
Dividend growth	4.6%	(2.6%)	8%
Expected volatility of underlying shares based upon historical volatility over 5 years	20.3%-44.6%	20.3%-42.2%	20.3%-39.4%
Expected lives of options granted under 3 and 5 year schemes	3 & 5 years	3 & 5 years	3 & 5 years

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

	Number of options ‘000s	Weighted average exercise price £
2012
Options outstanding at the start of the year	11,261	5.37
Options granted during the year	10,012	3.66
Options exercised during the year	(3)	4.56
Options forfeited during the year	(6,468)	5.34

Options outstanding at the end of the year	14,802	4.23

Options exercisable at the end of the year	592	7.22

2011
Options outstanding at the start of the year	8,927	7.09
Options granted during the year	7,725	4.46
Options exercised during the year	(43)	4.09
Options forfeited during the year	(5,348)	6.92

Options outstanding at the end of the year	11,261	5.37

Options exercisable at the end of the year	1,205	7.69

2010
Options outstanding at the start of the year	8,713	7.24
Options granted during the year	3,360	6.46
Options exercised during the year	(73)	7.54
Options forfeited during the year	(3,073)	6.82

Options outstanding at the end of the year	8,927	7.09

Options exercisable at the end of the year	—	—

The weighted average grant-date fair value of options granted under the Employee Sharesave scheme during the year was £0.42 (2011: £0.79, 2010: £1.70). The weighted average share price at the date the share options were exercised was £4.84 (2011: £7.36, 2010: £8.01).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2012 and 2011.

	Options outstanding
Range of exercise prices	Weighted average remaining contractual life years	Weighted average exercise price £
2012
Between £3 and £4	4	3.66
Between £4 and £5	3	4.46
Between £6 and £7	2	6.46
Between £7 and £8	1	7.41
2011
Between £4 and £5	4	4.46
Between £6 and £7	3	6.46
Between £7 and £8	1	7.53

282	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Long-Term Incentive Plan

No new awards were granted under the Santander Long-Term Incentive Plan in 2012. Under the Santander Long-Term Incentive Plans granted on 1 July 2011, 1 July 2010, 1 July 2009, 21 June 2008 and 31 July 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A..

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

For each cycle, a maximum number of shares was established for each beneficiary who remains in the Santander UK group’s employment for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered with respect to the cycles approved until June 2008, were defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Banco Santander, S.A. TSR and growth in Banco Santander, S.A. EPS. The targets, which, if met, will determine the number of shares to be delivered under Plan ILP12, ILP13 and ILP14 are defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and are linked to only one parameter, namely Banco Santander, S.A. TSR.

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

In the case of Plans ILP13 and ILP14, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions:

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

Plans ILP10, ILP11 and ILP12 matured in 2010, 2011 and 2012, respectively. As established in the plans, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which each plan was tied and, since they fell short of the maximum number established, the unearned options were cancelled.

The fair value of each award under the Long-Term Incentive Plans has been estimated at the date of acquisition or grant using the same methodology used to value the Sharesave options. The expected lives of awards granted have been estimated as three years.

Santander UK plc 2012 Annual Report	283

Financial Statements

Notes to the Financial Statements continued

The following table summarises the movement in the number of conditional share awards during 2012 and 2011.

Long Term Incentive Plan	Number of awards 000s
2012
Conditional awards outstanding at the beginning of the year	5,627
Conditional awards exercised during the year	(525)
Conditional awards forfeited or cancelled during the year	(1,474)

Conditional awards outstanding at the end of the year	3,628

2011
Conditional awards outstanding at the beginning of the year	6,185
Conditional awards granted during the year	1,586
Conditional awards exercised during the year	(1,300)
Conditional awards forfeited or cancelled during the year	(844)

Conditional awards outstanding at the end of the year	5,627

See Note 44 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other nominated individuals under the Long-Term Incentive Plan.

The weighted average grant-date fair value of conditional share awards granted during the year was £nil (2011: £3.78). At 31 December 2012, the weighted average remaining contractual life was 1 year (2011: two years).

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

Other arrangements and schemes

Partnership Shares

The Santander UK group also operates a Partnership Shares scheme for eligible employees under the SIP umbrella. Participants can elect to invest up to £1,500 per tax year from pre-tax salary to purchase Banco Santander, S.A. shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 658,028 shares were outstanding at 31 December 2012 (2011: 614,126 shares).

Closed schemes

In addition, 12,000 options (2011: 12,000) remain outstanding and exercisable under the closed Executive Share Option Scheme with a weighted average exercise price of £4.54 (2011: £4.54), and 91,438 shares (2011: 98,641) remain outstanding under the closed Alliance & Leicester SIP partnership share scheme.

284	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

43. DIRECTORS’ EMOLUMENTS AND INTERESTS

Ex gratia pensions paid to former Directors of the Company in 2012, which have been provided for previously, amounted to £14,211 (2011: £14,211, 2010: £14,211). In 1992, the Board decided not to award any new such ex gratia pensions.

There were no loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year except as described below:

	Number of Persons No.	Aggregate amount outstanding £000
Other Key Management Personnel* - loans
2012	16	3,833
2011	10	3,889

*

Other Key Management Personnel are defined as the Board and the Executive Committee of the Company who served during the year. The above excludes any overdraft facilities provided to Directors, Other Key Management Personnel and their connected persons in the ordinary course of business.

Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.

44. RELATED PARTY DISCLOSURES

a) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with the Santander UK group in the course of normal banking and life assurance business.

2012	Number of directors and Other Key Management Personnel(1) No.	Amounts in respect of directors, Other Key Management Personnel(1) and their connected persons £000
Secured loans, unsecured loans and overdrafts
At 1 January	10	3,889
Net movements in the year	6	(56)

At 31 December	16	3,833

Deposit, bank and instant access accounts and investments
At 1 January	19	7,716
Net movements in the year	—	(805)

At 31 December	19	6,911

2011
Secured loans, unsecured loans and overdrafts
At 1 January	3	678
Net movements in the year	7	3,211

At 31 December	10	3,889

Deposit, bank and instant access accounts and investments
At 1 January	13	10,100
Net movements in the year	6	(2,384)

At 31 December	19	7,716

(1)	Other Key Management Personnel are defined as the Board and the Executive Committee of the Company who served during the year.

During the year ended 31 December 2012, one Director undertook sharedealing transactions through the Santander UK group’s execution-only stockbroker (2011: no Directors) with an aggregate net value of £194,279 (2011: £nil). Any transactions were on normal business terms and standard commission rates were payable.

Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Santander UK group. Investments are entered into by Directors, Other Key Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within the Santander UK group.

Santander UK plc 2012 Annual Report	285

Financial Statements

Notes to the Financial Statements continued

b) Remuneration of Key Management Personnel

The remuneration of the Directors, and Other Key Management Personnel of the Santander UK group, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in the ‘Directors’ Remuneration’ table in the Directors’ Report on page 179.

Key management compensation	2012 £	2011 £	2010 £
Short-term employee benefits	26,874,911	19,208,174	9,388,377
Post employment benefits	—	210,910	342,575
Other long-term benefits	—	—	—
Termination benefits	—	—	—
Share-based payments	220,904	619,888	1,745,747

	27,095,815	20,038,972	11,476,699

c) Santander Long-Term Incentive Plan

In 2012, no Executive Directors (2011: none, 2010: one) or Other Key Management Personnel (2011: none, 2010: six) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan (2010: total fair value of £610,656 based on a share price of euro 5.57). Under the Santander Long-Term Incentive Plans granted on 1 July 2010, 1 July 2009, 21 June 2008 and 31 December 2007, certain Executive Directors, Key Management Personnel (as defined in Note 44) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A..

The number of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. The vesting of awards under the Santander Long-Term Incentive Plan depends on Santander’s Total Shareholder Return performance against a competitor benchmark group. Awards made prior to 2009 also depend on Santander’s Earnings Per Share performance against a competitor benchmark group. 90.79% of the 40% of the 2007 conditional award of shares vested in July 2009 and 90.79% of the remaining 60% of the 2007 conditional award vested in July 2010. Subject to performance conditions being met, 100% of the 2008 conditional award vested in July 2011, 100% of the 2009 conditional award vested in July 2012 and 100% of the 2010 conditional award will vest in July 2013. In 2012, Long-Term Incentive Plan shares awarded in 2009 vested for two Directors (2011: one).

d) Parent undertaking and controlling party

The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A.. The smallest and largest group into which the Santander UK group’s results are included is the group accounts of Banco Santander, S.A., copies of which may be obtained from the Santander Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN.

e) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year end:

	Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2012 £m	2011 £m
Parent company	(54)	(163)	(326)	207	87	96	2,473	4,995	(4,942)	(6,644)
Fellow subsidiaries	(319)	(281)	(325)	717	709	674	267	272	(4,689)	(3,265)
Associates & joint ventures	(3)	(1)	(40)	4	—	—	328	—	(2)	—

	(376)	(445)	(691)	928	796	770	3,068	5,267	(9,633)	(9,909)

	Company
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2012 £m	2011 £m
Parent company	(1)	—	(4)	51	64	66	3	4	(650)	(1,371)
Subsidiaries	(2,333)	(2,686)	(3,284)	4,574	4,777	5,278	105,598	99,535	(162,028)	(159,062)
Fellow subsidiaries	(208)	(205)	(243)	492	524	476	46	135	(3,067)	(2,320)
Associates & joint ventures	—	(1)	—	—	—	—	—	—	—	—

	(2,542)	(2,892)	(3,531)	5,117	5,365	5,820	105,647	99,674	(165,745)	(162,753)

286	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Further information on balances due from/(to) other Banco Santander group companies is set out in the section “Balances with other Banco Santander group companies” in the Risk Management Report on pages 147 to 150. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 37. The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the UK Financial Services Authority. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

45. ACQUISITIONS

In October and November 2010, the Santander UK group acquired certain UK businesses owned by Banco Santander, S.A. as follows:

•

Santander Cards Limited and Santander Cards (UK) Limited (and its subsidiaries), which conduct the Banco Santander, S.A. group’s provision of store cards to retailers, credit cards and related financial products and other unsecured consumer finance products in the UK, and Santander Cards Ireland Limited, which conducts the Banco Santander group’s provision of credit card finance by way of credit cards and store cards in the Republic of Ireland;

•

Santander Consumer (UK) plc (of which the Santander UK group already held 49.9%), which carries on the Banco Santander group’s provision of finance facilities and the contract purchase of motor vehicles and equipment in the UK and also provides wholesale funding facilities to preferential dealers in the UK; and

•

Santander PB UK (Holdings) Limited (and its subsidiaries), (of which the Santander UK group already held 51% of its subsidiary Santander Private Banking UK Limited) which carries on the Santander UK group’s provision of private banking services in the UK.

The aggregate consideration paid by the Santander UK group for these businesses was £1,451m. At the acquisition date, the fair value of identifiable net assets acquired was £831m (Santander Cards business: £635m, Santander Consumer (UK) plc: £196m). The Santander UK group transferred a total cash consideration of £1,243m for the two businesses being the agreed cash consideration of £1,276m less cash and cash equivalents in businesses acquired of £33m. Goodwill of £631m was recognised as a result of these acquisitions.

In 2010, the Santander UK group recognised a gain of £87m on the revaluation of its original 49.9% holding in Santander Consumer (UK) plc as a result of re-measuring this equity interest at fair value on the date of acquisition. The gain was included in ‘Net trading and other income’ in the Consolidated Income Statement.

The total operating income and profit before tax, included in the Consolidated Statement of Comprehensive Income in 2010 contributed by the Santander Cards and Santander Consumer businesses since their acquisition, were £82m and £9m respectively. Had these entities been consolidated from 1 January 2010, the Santander UK group would have included total operating income of £512m and profit before tax of £82m for the year.

No financial information has been presented for acquisition of the remaining 49% of Santander Private Banking UK Limited for £175m as the Santander UK group previously consolidated 100% of this entity and recognised a non-controlling interest reflecting the 49% owned by Santander PB UK (Holdings) Limited. The effect of the acquisition of the remaining 49% of Santander Private Banking UK Limited (by way of the purchase of 100% of Santander PB UK (Holdings) Limited) was only to remove the non-controlling interest. The difference of £28m between the consideration paid and the book value of the non-controlling interest was recognised in equity reflecting the change in the Santander UK group’s ownership interest.

Santander UK plc 2012 Annual Report	287

Financial Statements

Notes to the Financial Statements continued

46. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse the Santander UK group’s financial instruments into those measured at fair value and those measured at amortised cost in the balance sheet:

	Group
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2012	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	—	—	—	29,282	—	—	29,282
Trading assets	22,498	—	—	—	—	—	—	22,498
Derivative financial instruments	28,064	2,082	—	—	—	—	—	30,146
Financial assets designated at FVTPL	—	—	3,811	—	—	—	—	3,811
Loans and advances to banks	—	—	—	—	2,438	—	—	2,438
Loans and advances to customers	—	—	—	—	191,907	—	—	191,907
Available-for-sale securities	—	—	—	5,483	—	—	—	5,483
Loans and receivables securities	—	—	—	—	1,259	—	—	1,259
Macro hedge of interest rate risk	—	—	—	—	1,222	—	—	1,222
Intangible assets	—	—	—	—	—	—	2,325	2,325
Property, plant and equipment	—	—	—	—	—	—	1,541	1,541
Current tax assets	—	—	—	—	—	—	50	50
Deferred tax assets	—	—	—	—	—	—	60	60
Retirement benefit assets	—	—	—	—	—	—	254	254
Other assets	—	—	—	—	—	—	768	768

	50,562	2,082	3,811	5,483	226,108	—	4,998	293,044

Liabilities
Deposits by banks	—	—	—	—	—	9,935	—	9,935
Deposits by customers	—	—	—	—	—	149,037	—	149,037
Derivative financial liabilities	27,415	1,446	—	—	—	—	—	28,861
Trading liabilities	21,109	—	—	—	—	—	—	21,109
Financial liabilities designated at FVTPL	—	—	4,002	—	—	—	—	4,002
Debt securities in issue	—	—	—	—	—	59,621	—	59,621
Subordinated liabilities	—	—	—	—	—	3,781	—	3,781
Other liabilities	—	—	—	—	—	—	2,526	2,526
Provisions	—	—	—	—	—	—	914	914
Current tax liabilities	—	—	—	—	—	—	4	4
Retirement benefit obligations	—	—	—	—	—	—	305	305

	48,524	1,446	4,002	—	—	222,374	3,749	280,095

	Company
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2012	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	28,883	—	—	28,883
Derivative financial instruments	4,061	838	—	—	—	—	—	4,899
Financial assets designated at FVTPL	—	—	44	—	—	—	—	44
Loans and advances to banks	—	—	—	—	97,846	—	—	97,846
Loans and advances to customers	—	—	—	—	171,697	—	—	171,697
Available for sale securities	—	—	—	357	—	—	—	357
Loans and receivables securities	—	—	—	—	5,941	—	—	5,941
Macro hedge of interest rate risk	—	—	—	—	15	—	—	15
Investment in subsidiary undertakings	—	—	—	—	—	—	6,969	6,969
Intangible assets	—	—	—	—	—	—	1,647	1,647
Property, plant and equipment	—	—	—	—	—	—	1,157	1,157
Current tax assets	—	—	—	—	—	—	240	240
Deferred tax assets	—	—	—	—	—	—	72	72
Retirement benefit assets	—	—	—	—	—	—	250	250
Other assets	—	—	—	—	—	—	716	716

	4,061	838	44	357	304,382	—	11,051	320,733

Liabilities
Deposits by banks	—	—	—	—	—	109,170	—	109,170
Deposits by customers	—	—	—	—	—	188,884	—	188,884
Derivative financial liabilities	2,049	2	—	—	—	—	—	2,051
Debt securities in issue	—	—	—	—	—	645	—	645
Subordinated liabilities	—	—	—	—	—	3,846	—	3,846
Other liabilities	—	—	—	—	—	—	2,139	2,139
Provisions	—	—	—	—	—	—	859	859
Retirement benefit obligations	—	—	—	—	—	—	305	305

	2,049	2	—	—	—	302,545	3,303	307,899

288	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Group
	Held at fair value				Held at amortised cost		Non-
31 December 2011	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	—	—	—	25,980	—	—	25,980
Trading assets	21,891	—	—	—	—	—	—	21,891
Derivative financial instruments	27,394	3,386	—	—	—	—	—	30,780
Financial assets designated at FVTPL	—	—	5,005	—	—	—	—	5,005
Loans and advances to banks	—	—	—	—	4,487	—	—	4,487
Loans and advances to customers	—	—	—	—	201,069	—	—	201,069
Available-for-sale securities	—	—	—	46	—	—	—	46
Loans and receivables securities	—	—	—	—	1,771	—	—	1,771
Macro hedge of interest rate risk	—	—	—	—	1,221	—	—	1,221
Intangible assets	—	—	—	—	—	—	2,142	2,142
Property, plant and equipment	—	—	—	—	—	—	1,596	1,596
Deferred tax assets	—	—	—	—	—	—	257	257
Retirement benefit assets	—	—	—	—	—	—	241	241
Other assets	—	—	—	—	—	—	1,088	1,088

	49,285	3,386	5,005	46	234,528	—	5,324	297,574

Liabilities
Deposits by banks	—	—	—	—	—	11,626	—	11,626
Deposits by customers	—	—	—	—	—	148,342	—	148,342
Derivative financial liabilities	27,787	1,393	—	—	—	—	—	29,180
Trading liabilities	25,745	—	—	—	—	—	—	25,745
Financial liabilities designated at FVTPL	—	—	6,837	—	—	—	—	6,837
Debt securities in issue	—	—	—	—	—	52,651	—	52,651
Subordinated liabilities	—	—	—	—	—	6,499	—	6,499
Other liabilities	—	—	—	—	—	—	2,571	2,571
Provisions	—	—	—	—	—	—	970	970
Current tax liabilities	—	—	—	—	—	—	271	271
Retirement benefit obligations	—	—	—	—	—	—	216	216

	53,532	1,393	6,837	—	—	219,118	4,028	284,908

	Company
	Held at fair value				Held at amortised cost		Non-
31 December 2011	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	18,958	—	—	18,958
Derivative financial instruments	4,044	1,957	—	—	—	—	—	6,001
Financial assets designated at FVTPL	—	—	45	—	—	—	—	45
Loans and advances to banks	—	—	—	—	90,716	—	—	90,716
Loans and advances to customers	—	—	—	—	181,972	—	—	181,972
Available for sale securities	—	—	—	34	—	—	—	34
Loans and receivables securities	—	—	—	—	5,202	—	—	5,202
Macro hedge of interest rate risk	—	—	—	—	32	—	—	32
Investment in subsidiary undertakings	—	—	—	—	—	—	6,995	6,995
Intangible assets	—	—	—	—	—	—	1,458	1,458
Property, plant and equipment	—	—	—	—	—	—	1,182	1,182
Current tax assets	—	—	—	—	—	—	154	154
Deferred tax assets	—	—	—	—	—	—	275	275
Retirement benefit assets	—	—	—	—	—	—	237	237
Other assets	—	—	—	—	—	—	965	965

	4,044	1,957	45	34	296,880	—	11,266	314,226

Liabilities
Deposits by banks	—	—	—	—	—	112,278	—	112,278
Deposits by customers	—	—	—	—	—	175,067	—	175,067
Derivative financial liabilities	1,207	—	—	—	—	—	—	1,207
Financial liabilities designated at FVTPL	—	—	1	—	—	—	—	1
Debt securities in issue	—	—	—	—	—	1,609	—	1,609
Subordinated liabilities	—	—	—	—	—	6,564	—	6,564
Other liabilities	—	—	—	—	—	—	2,121	2,121
Provisions	—	—	—	—	—	—	912	912
Retirement benefit obligations	—	—	—	—	—	—	216	216

	1,207	—	1	—	—	295,518	3,249	299,975

Santander UK plc 2012 Annual Report	289

Financial Statements

Notes to the Financial Statements continued

b) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

	Group
31 December 2012	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	29,282	29,282	—
Loans and advances to banks	2,438	2,133	(305)
Loans and advances to customers	191,907	193,355	1,448
Loans and receivables securities	1,259	1,139	(120)
Liabilities
Deposits by banks	9,935	10,212	(277)
Deposits by customers	149,037	150,191	(1,154)
Debt securities in issue	59,621	61,163	(1,542)
Subordinated liabilities	3,781	3,597	184

	Group
31 December 2011	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	25,980	25,980	—
Loans and advances to banks	4,487	4,487	—
Loans and advances to customers	201,069	206,725	5,656
Loans and receivables securities	1,771	1,553	(218)
Liabilities
Deposits by banks	11,626	11,644	(18)
Deposits by customers	148,342	149,424	(1,082)
Debt securities in issue	52,651	52,420	231
Subordinated liabilities	6,499	7,305	(806)

	Company
31 December 2012	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	28,883	28,883	—
Loans and advances to banks	97,846	101,248	3,402
Loans and advances to customers	171,697	174,787	3,090
Loans and receivables securities	5,941	5,830	(111)
Liabilities
Deposits by banks	109,170	109,707	(537)
Deposits by customers	188,884	190,024	(1,140)
Debt securities in issue	645	660	(15)
Subordinated liabilities	3,846	3,697	149

	Company
31 December 2011	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	18,958	18,958	—
Loans and advances to banks	90,716	91,440	724
Loans and advances to customers	181,972	187,619	5,647
Loans and receivables securities	5,202	4,996	(206)
Liabilities
Deposits by banks	112,278	113,983	(1,705)
Deposits by customers	175,067	176,014	(947)
Debt securities in issue	1,609	1,629	(20)
Subordinated liabilities	6,564	7,370	(806)

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

290	Santander UK plc 2012 Annual Report

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

Fair value management

The fair value exposures set out in the tables above are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The approach to specific categories of financial instruments is described below.

a) Assets:

Cash and balances at central banks

This consists of demand deposits with the Bank of England and the US Federal Reserve, together with cash in tills and ATMs. The carrying amount of cash and balances at central banks is deemed a reasonable approximation of the fair value.

Loans and advances to banks

These comprise secured loans, short term placements with banks including collateral, and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.

Loans and advances to customers

The approach to estimating the fair value of the principal products and portfolios of loans and advances to customers was as follows:

i) Mortgages

The fair values have been estimated by replacing existing contractual credit spreads with an estimation of current par value rates for each mortgage asset class using current market rates for each class. Current market rates were obtained using competitor market information and where available split by factors for weighting Santander UK’s book, such as secured or unsecured, loan-to-value structure, and front-loaded incentivisation. Adjustments were also made to reflect term premia. New business rates are suitable for the expected behavioural life of a new-to-book asset, however an adjustment is required given Santander UK’s seasoned retail asset portfolio.

ii) Credit cards and unsecured lending

Unsecured lending consists of unsecured personal loans, overdrafts and consumer credit (car loans). The weighted average lives of these portfolios are short, and the business was written relatively recently. As a result, contractual interest rates approximate current interest rates, and therefore no mark-to-market surplus or deficit has been recorded.

iii) Corporate lending

Following the transfer of the non-core corporate and legacy portfolios to Corporate Centre, the remaining corporate assets are written at current interest rates and margins and are considered appropriately provided for. A shortfall in Large Corporates relates to certain infrastructure assets which have not been transferred to Corporate Centre.

With respect to the non-core corporate and legacy portfolios, an exercise has been undertaken to estimate their market value, based on an orderly disposal process over a period of three years. This portfolio is well provided for, and this is reflected in a relatively small mark-to-market deficit.

iv) Social housing

Part of this portfolio is held for historic reasons at fair value and the methodology used to value the fair value part of the portfolio has been used to calculate the market value of the amortised cost part of the portfolio.

v) Commercial mortgages

The market value has been estimated using the same process as for the other non-core corporate and legacy portfolios, again assuming an orderly disposal process over a period of three years.

Santander UK plc 2012 Annual Report	291

Financial Statements

Notes to the Financial Statements continued

Loans and receivables securities

These debt securities consist primarily of floating rate notes, asset-backed securities and collateralised loan obligations. The fair values of the floating rate notes have been determined using ‘’valuation technique A’’ as described in the valuation technique section below. The asset-backed securities and collateralised loan obligations are more complex products and are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash-flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. Disposals of these securities since 2008 have demonstrated that actual sales prices achieved have been close to fair values estimated under this method.

b) Liabilities:

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using ‘’valuation technique A’’ as described in the valuation technique section below.

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Santander UK group’s customers, the Directors believe there is significant value to the Santander UK group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposits liabilities has been estimated using ‘’valuation technique A’’ as described in the valuation technique section below.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using ‘’valuation technique A’’ as described in the valuation technique section below.

292	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

c) Fair value valuation bases of financial instruments carried at fair value

The following tables summarise the fair values at 31 December 2012 and 2011 of the financial asset and liability classes accounted for at fair value, analysed by the valuation methodology used by the Santander UK group to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

		Group
31 December 2012				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	9,988	16	—	—	9,988	16	A
	Loans and advances to customers	—	—	7,552	12	—	—	7,552	12	A
	Debt securities	4,494	7	—	—	—	—	4,494	7	—
	Equity securities	464	1	—	—	—	—	464	1	—
Derivative assets	Exchange rate contracts	—	—	3,103	5	36	—	3,139	5	A
	Interest rate contracts	54	—	25,671	41	—	—	25,725	41	A & C
	Equity and credit contracts	152	—	944	2	179	—	1,275	2	B & D
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	3,187	5	61	—	3,248	5	A
	Debt securities	—	—	279	1	284	1	563	2	A & B
Available-for-sale financial assets	Equity securities	23	—	—	—	—	—	23	—	—
	Debt securities	5,460	9	—	—	—	—	5,460	9	—

Total assets at fair value		10,647	17	50,731	82	560	1	61,938	100

Liabilities
Trading liabilities	Deposits by banks	—	—	9,742	18	—	—	9,742	18	A
	Deposits by customers	—	—	7,248	13	—	—	7,248	13	A
	Short positions	4,119	8	—	—	—	—	4,119	8	—
Derivative liabilities	Exchange rate contracts	—	—	3,017	6	—	—	3,017	6	A
	Interest rate contracts	31	—	23,894	45	—	—	23,925	45	A & C
	Equity and credit contracts	89	—	1,766	3	57	—	1,912	3	B & D
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	3,916	7	86	—	4,002	7	A

Total liabilities at fair value		4,239	8	49,590	92	143	—	53,972	100

		Group
31 December 2011				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	6,144	11	—	—	6,144	11	A
	Loans and advances to customers	—	—	6,687	12	—	—	6,687	12	A
	Debt securities	8,711	15	—	—	—	—	8,711	15	—
	Equity securities	349	1	—	—	—	—	349	1	—
Derivative assets	Exchange rate contracts	—	—	2,735	4	70	—	2,805	4	A
	Interest rate contracts	54	—	26,423	46	—	—	26,477	46	A & C
	Equity and credit contracts	156	—	1,159	2	171	—	1,486	2	B & D
	Commodity contracts	—	—	12	—	—	—	12	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	4,318	7	58	—	4,376	7	A
	Debt securities	—	—	328	1	301	1	629	2	A & B
Available-for-sale financial assets	Equity securities	36	—	10	—	—	—	46	—	B

Total assets at fair value		9,306	16	47,816	83	600	1	57,722	100

Liabilities
Trading liabilities	Deposits by banks	—	—	14,508	24	—	—	14,508	24	A
	Deposits by customers	—	—	10,482	17	—	—	10,482	17	A
	Short positions	755	1	—	—	—	—	755	1	—
Derivative liabilities	Exchange rate contracts	—	—	1,391	2	—	—	1,391	2	A
	Interest rate contracts	41	—	25,107	41	—	—	25,148	41	A & C
	Equity and credit contracts	12	—	2,545	4	73	—	2,630	4	B & D
	Commodity contracts	—	—	11	—	—	—	11	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	6,696	11	141	—	6,837	11	A

Total liabilities at fair value		808	1	60,740	99	214	—	61,762	100

Santander UK plc 2012 Annual Report	293

Financial Statements

Notes to the Financial Statements continued

		Company
31 December 2012				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Derivative assets	Exchange rate contracts	—	—	1,145	22	—	—	1,145	22	A
	Interest rate contracts	—	—	3,727	70	—	—	3,727	70	A & C
	Equity and credit contracts	—	—	27	1	—	—	27	1	B & D
Financial assets at FVTPL	Loans and advances to customers	—	—	44	1	—	—	44	1	A
Available-for-sale financial assets	Equity securities	10	—	—	—	—	—	10	—	—
	Debt securities	347	7	—	—	—	—	347	7	—

Total assets at fair value		357	7	4,943	93	—	—	5,300	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	772	38	—	—	772	38	A
	Interest rate contracts	—	—	1,074	52	—	—	1,074	52	A & C
	Equity and credit contracts	—	—	205	10	—	—	205	10	B

Total liabilities at fair value		—	—	2,051	100	—	—	2,051	100

		Company
31 December 2011				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Derivative assets	Exchange rate contracts	—	—	1,310	21	—	—	1,310	21	A
	Interest rate contracts	—	—	4,671	77	—	—	4,671	77	A & C
	Equity and credit contracts	—	—	20	—	—	—	20	—	B & D
Financial assets at FVTPL	Loans and advances to customers	—	—	45	1	—	—	45	1	A
Available-for-sale financial assets	Equity securities	25	1	9	—	—	—	34	1	B

Total assets at fair value		25	1	6,055	99	—	—	6,080	100

Liabilities
Derivative liabilities	Exchange rate contracts	—	—	39	3	—	—	39	3	A
	Interest rate contracts	—	—	960	80	—	—	960	80	A & C
	Equity and credit contracts	—	—	208	17	—	—	208	17	B & D
Financial liabilities at FVTPL	Debt securities in issue	—	—	1	—	—	—	1	—	A

Total liabilities at fair value		—	—	1,208	100	—	—	1,208	100

During 2012, 2011 and 2010, there were no transfers between Level 1, Level 2 and Level 3 financial instruments.

294	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

The following tables present the fair values at 31 December 2012 and 2011 of the above financial assets and liabilities by product, analysed by the valuation methodology used by the Santander UK group to determine their fair value. The tables also disclose the percentages that the recorded fair values of products represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

	Group
31 December 2012			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	3,917	6	—	—	—	—	3,917	6
Asset-backed securities	—	—	279	1	284	1	563	2
Certificates of deposits	13	—	—	—	—	—	13	—
Floating rate notes	564	1	—	—	—	—	564	1
Other debt securities	5,460	9	—	—	—	—	5,460	9
UK Social housing association loans	—	—	3,187	5	—	—	3,187	5
Other loans	—	—	—	—	61	—	61	—
Term deposits and money market instruments	—	—	17,540	28	—	—	17,540	28
Exchange rate derivatives	—	—	3,103	5	36	—	3,139	5
Interest rate derivatives	54	—	25,671	41	—	—	25,725	41
Equity & credit derivatives	152	—	944	2	179	—	1,275	2
Commodity derivatives	—	—	7	—	—	—	7	—
Ordinary shares and similar securities	487	1	—	—	—	—	487	1

	10,647	17	50,731	82	560	1	61,938	100

Liabilities
Exchange rate derivatives	—	—	3,017	6	—	—	3,017	6
Interest rate derivatives	31	—	23,894	45	—	—	23,925	44
Equity & credit derivatives	89	—	1,766	3	57	—	1,912	4
Commodity derivatives	—	—	7	—	—	—	7	—
Deposits	—	8	16,990	31	—	—	16,990	31
Debt securities in issue	4,119	—	3,916	7	86	—	8,122	15

	4,239	8	49,590	92	143	—	53,972	100

	Group
31 December 2011			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	2,943	5	—	—	—	—	2,943	5
Asset-backed securities	—	—	328	1	301	1	687	2
Floating rate notes	5,768	10	—	—	—	—	5,768	10
UK Social housing association loans	—	—	4,318	7	—	—	4,318	7
Other loans	—	—	—	—	58	—	58	—
Term deposits and money market instruments	—	—	12,831	22	—	—	12,831	22
Exchange rate derivatives	—	—	2,735	5	70	—	2,805	5
Interest rate derivatives	54	—	26,423	46	—	—	26,477	46
Equity & credit derivatives	156	1	1,159	1	171	—	1,486	2
Commodity derivatives	—	—	12	—	—	—	12	—
Ordinary shares and similar securities	385	1	10	—	—	—	395	1

	9,306	17	47,816	82	600	1	57,722	100

Liabilities
Exchange rate derivatives	—	—	1,391	2	—	—	1,391	2
Interest rate derivatives	41	—	25,107	41	—	—	25,148	41
Equity & credit derivatives	12	—	2,545	4	73	—	2,630	4
Commodity derivatives	—	—	11	—	—	—	11	—
Deposits	755	1	24,990	12	—	—	24,990	41
Debt securities in issue	—	—	6,696	40	141	—	7,592	12

	808	1	60,740	99	214	—	61,762	100

	Company
31 December 2012			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Other debt securities	347	7	—	—	—	—	347	7
UK Social housing association loans	—	—	44	1	—	—	44	1
Exchange rate derivatives	—	—	1,145	22	—	—	1,145	22
Interest rate derivatives	—	—	3,727	70	—	—	3,727	70
Equity & credit derivatives	—	—	27	1	—	—	27	—
Ordinary shares and similar securities	10	—	—	—	—	—	10	—

	357	7	4,943	93	—	—	5,300	100

Liabilities
Exchange rate derivatives	—	—	772	38	—	—	772	38
Interest rate derivatives	—	—	1,074	52	—	—	1,074	52
Equity & credit derivatives	—	—	205	10	—	—	205	10
Deposits and debt securities in issue	—	—	—	—	—	—	—	—

	—	—	2,051	100	—	—	2,051	100

Santander UK plc 2012 Annual Report	295

Financial Statements

Notes to the Financial Statements continued

	Company
31 December 2011			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
UK Social housing association loans	—	—	45	1	—	—	45	1
Exchange rate derivatives	—	—	1,310	22	—	—	1,310	22
Interest rate derivatives	—	—	4,671	77	—	—	4,671	77
Equity & credit derivatives	—	—	20	—	—	—	20	—
Ordinary shares and similar securities	25	—	9	—	—	—	34	—

	25	—	6,055	100	—	—	6,080	100

Liabilities
Exchange rate derivatives	—	—	39	3	—	—	39	3
Interest rate derivatives	—	—	960	80	—	—	960	80
Equity & credit derivatives	—	—	208	17	—	—	208	17
Deposits and debt securities in issue	—	—	1	—	—	—	1	—

	—	—	1,208	100	—	—	1,208	100

d) Valuation techniques

The main valuation techniques employed in the Santander UK group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2012 and 2011 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2012, 2011 and 2010.

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

The fair values of the financial instruments arising from the Santander UK group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

The estimates thus obtained could vary if other valuation methods or assumptions were used. The Santander UK group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

296	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

e) Fair value adjustments

The internal models incorporate assumptions that the Santander UK group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Santander UK group considers that there are additional factors that would be considered by a market participant in the determination of fair value of the instrument that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Markets. The magnitude and types of fair value adjustment adopted by Markets are listed in the following table:

	2012 £m	2011 £m
Risk-related:
- Bid-offer and trade specific adjustments	26	71
- Uncertainty	22	47
- Credit risk adjustment	107	70

	155	188

Model-related:
- Model limitation	17	23

Day One profits	—	—

	172	211

Risk-related adjustments

‘Risk-related’ adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

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

The granularity of the risk bucketing is determined by reference to several factors, including the actual risk management practice undertaken by the Santander UK group, the granularity of risk bucketing within the risk reporting process, and the extent of correlation between risk buckets. Within a risk type, the bid-offer adjustment for each risk bucket may be aggregated without offset or limited netting may be applied to reflect correlation between buckets. There is no netting applied between risk types or between portfolios that are not managed together for risk management purposes. There is no netting across legal entities.

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

Santander UK plc 2012 Annual Report	297

Financial Statements

Notes to the Financial Statements continued

(iii) Credit risk adjustment

The Santander UK group adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and the Santander UK group may not receive the full market value of the transactions. The Santander UK group calculates a separate credit risk adjustment for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. The Santander UK group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. The net counterparty exposure (i.e. counterparty positions netted by offsetting transactions and both cash and securities collateral) is then assessed for counterparty creditworthiness. The Santander UK group has only a limited exposure to monolines, consisting of exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures, as described in Note 23. The description below relates to the credit risk adjustment taken against counterparties other than monolines.

The Santander UK group calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default (i.e. the loss given default (‘LGD’)). The timing of the expected losses is reflected by using a discount factor. The calculation is performed over the life of the potential exposure i.e. the credit risk adjustment is measured as a lifetime expected loss.

The expected positive exposure is calculated at a trade level. The main drivers of the expected positive exposure are the size of the risk position with the counterparty along with the prevailing market environment. Probabilities of default are calculated using credit default swap prices where available. Where these are not available, probabilities of default are based upon analysis of historic default rates. The credit rating used for a particular counterparty is that determined by the Santander UK group’s internal credit process. The LGD is calculated at the facility level and takes into account the counterparty characteristics. Credit ratings and LGD are updated by the credit team as new relevant information becomes available and at periodic reviews performed at least annually.

The Santander UK group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the Santander UK group believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Santander UK group’s credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Santander UK group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives. The Santander UK group has not realised any profit or loss on revaluing fair values of derivatives to reflect its own creditworthiness. If the Santander UK group had reflected such adjustments it would not have had a material impact on the valuations. Consequently, the Santander UK group does not derive the adjustment on a bilateral basis and has a zero adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’.

For certain types of exotic derivatives where the products are not currently supported by the standard methodology, the Santander UK group adopts an alternative methodology. Alternative methodologies used by the Santander UK group fall into two categories. One method maps transactions against the results for similar products which are accommodated by the standard methodology. Where such a mapping approach is not appropriate, a bespoke methodology is used, generally following the same principles as the standard methodology, reflecting the key characteristics of the instruments but in a manner that is computationally less intensive. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the standard methodology described previously.

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is related to the probability of default of the counterparty. A more detailed description of wrong-way risk is set out below.

The Santander UK group includes all third-party counterparties in the credit risk adjustment calculation and the Santander UK group does not net credit risk adjustments across Santander UK group entities.

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

Exposure to ‘wrong way risk’ is limited via internal governance processes and deal pricing. The Santander UK group considers that an appropriate adjustment to reflect wrong way risk is currently nil (2011: nil).

298	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Model-related adjustments

These adjustments are primarily related to internal factors, such as the ability of the Santander UK group’s models to incorporate all material market characteristics. A description of each adjustment type is given below:

(i) Model limitation

Models used for portfolio valuation purposes, particularly for exotic derivative products, may be based upon a simplifying set of assumptions that do not capture all material market characteristics or may be less reliable under certain market conditions. Additionally, markets evolve, and models that were adequate in the past may require development to capture all material market characteristics in current market conditions. In these circumstances, model limitation adjustments are adopted outside the core valuation model. The adjustment methodologies vary according to the nature of the model. The Quantitative Risk Group (‘QRG’), an independent quantitative support function reporting into the Risk Department, highlights the requirement for model limitation adjustments and develops the methodologies employed. Over time, as model development progresses, model limitations are addressed within the core revaluation models and a model limitation adjustment is no longer needed.

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs, in accordance with IAS 39. Day One profits adjustments are amounts that have yet to be recognised in the income statement, which represent the difference between a transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition), less amounts subsequently recognised. Day One profits adjustments are calculated and reported on a portfolio basis. At 31 December 2012 and 2011, the Day One profits adjustments were less than £1m.

f) Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies jointly with the Risk Department and the Finance Department. For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, direct observation of a traded price may not be possible. In these circumstances, the Santander UK group will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable.

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

The results of the independent valuation process are presented to the Models Committee UK for formal approval. Various Risk functions are represented including QRG and Trading Market Risk in addition to senior management. The members of the Models Committee UK consider the appropriateness of the model and whether model risk fair value adjustments are required. Any changes to the fair value adjustments methodology must also be approved by the Models Committee UK.

Santander UK plc 2012 Annual Report	299

Financial Statements

Notes to the Financial Statements continued

g) Internal models based on observable market data (Level 2)

1. Trading Assets

Loans and advances to banks and loans and advances to customers – securities purchased under resale agreements

These instruments consist of reverse repos with both professional non-bank customers and bank counterparties as part of the Santander UK group’s trading activities. The fair value of reverse repos is estimated by using the ‘present value’ method. Future cash flows are evaluated taking into consideration any derivative features of the reverse repos and are then discounted using the appropriate market rates for the applicable maturity and currency. Under these agreements, the Santander UK group receives collateral with a market value equal to, or in excess of, the principal amount loaned. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the counterparty related to these agreements. As the inputs used in the valuation are based on observable market data, these reverse repos are classified within level 2 of the valuation hierarchy.

Loans and advances to banks and loans and advances to customers – other

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

3. Financial assets at fair value through profit or loss (‘FVTPL’)

Loans and advances to customers

These instruments consist of loans secured on residential property to housing associations. The fair value of these social housing loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads observable in the social housing loan data. Observable market data include current market spreads for new accepted mandates and bids for comparable loans and are used to support or challenge the benchmark level. This provides a range of reasonably possible estimates of fair value. As the inputs used in the valuation are based on market observable data, these loans are classified within level 2 of the valuation hierarchy.

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

4. Available-for-sale financial assets – Equity securities

These instruments consist of unquoted equity investments in companies providing infrastructure services to the financial services industry and a small portfolio held within the Santander UK Foundation (which is consolidated by the Santander UK group). In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry.

300	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. As the inputs used in the valuation are based on observable market data, these equity securities are classified within level 2 of the valuation hierarchy.

5. Trading liabilities

Deposits by banks and deposits by customers – securities sold under repurchase agreements

These instruments consist of repos with both professional non-bank customers and bank counterparties as part of the Santander UK group’s trading activities. The fair value of repos is estimated using the same technique as those reverse repos in trading assets discussed above. Under these agreements, the Santander UK group is required to provide and maintain collateral with a market value equal to, or in excess of, the principal amount borrowed. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the Santander UK group related to these agreements. As the inputs used in the valuation are based on observable market data, these repos are classified within level 2 of the valuation hierarchy.

Deposits by banks and deposits by customers – other

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

h) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
			2012	2011	2012	2011	2010
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	36	70	(5)	6	42
2. Derivative assets	Equity and credit contracts	Reversionary property interests	76	78	2	15	(6)
3. Derivative assets	Credit contracts	Credit default swaps	17	16	1	1	—
4. Derivative assets	Equity contracts	Options and forwards	86	77	—	(7)	(8)
5. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	61	58	3	8	5
6. FVTPL	Debt securities	Reversionary property securities	235	250	10	37	2
7. FVTPL	Debt securities	Mortgage-backed securities	49	51	4	(8)	53
8.Derivative liabilities	Equity contracts	Options and forwards	(57)	(73)	3	(3)	99
9. FVTPL	Debt securities in issue	Non-vanilla debt securities	(86)	(141)	7	(6)	(42)

Total net assets			417	386	—	—	—

Total income/(expense)			—	—	25	43	145

Valuation technique

1. Derivative assets – Exchange rate contracts

These cross currency swaps are used to hedge the foreign currency risks arising from the power reverse dual currency (‘PRDC’) notes issued by the Santander UK group, as described in Instrument 9 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market.

Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable. The significant unobservable inputs for the valuation of these financial instruments are the long-dated FX volatility and the correlation between the underlying assets.

Santander UK plc 2012 Annual Report	301

Financial Statements

Notes to the Financial Statements continued

The correlation between the underlying assets is assumed to be zero, as there are no actively traded options from which correlations between the underlying assets could be implied. Furthermore, the zero correlation assumption implies that the sources of the long-dated FX volatility are independent.

Long-dated FX volatility

Long-dated FX volatility is extrapolated from shorter-dated FX volatilities which are directly observable on the market. Short-dated FX volatility is observable from the trading of FX options. As there is no active market for FX options with maturities greater than five years (long-dated FX options), long-dated FX volatility is not market observable. Furthermore, as historical prices are not relevant in determining the cost of hedging long-dated FX risk, long-dated FX volatility cannot be inferred from historical volatility. The Santander UK group extrapolates the long-dated FX volatility from the shorter-dated FX volatilities using Black’s model.

FX volatility is modelled as the composition of the domestic interest rate, foreign interest rates and FX spot volatilities using standard Hull-White formulae. The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. Using short-dated FX options, the FX spot volatility is calculated which is then extrapolated to derive the long-dated FX volatility.

2. Derivative assets – Equity and credit contracts

These reversionary property derivatives are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the Santander UK group’s reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Launched in 1984, the Halifax’s UK HPI is the UK’s longest running monthly house price data series covering the whole country. The indices calculated are standardised and represent the price of a typically transacted house. Both national and regional HPI are published. The national HPI is published monthly. The regional HPI reflects the national HPI disaggregated into 12 UK regions and is published quarterly. Both indices are published on two bases, including and excluding seasonal adjustments in the housing market. The Santander UK group uses the non-seasonally adjusted (‘NSA’) national and regional HPI in its valuation model to avoid any subjective judgement in the adjustment process which is made by Halifax.

The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.

HPI Spot Rate

The HPI spot rate used in the model is a weighted average of NSA regional HPI spot rates i.e. adjusted for difference in the actual regional composition of the property underlying the Santander UK group’s reversionary interest portfolio and the composition of the published regional indices. The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the growth rate over the relevant time period inferred from the national HPI spot rates (which are observable market data and published monthly) to the most recently calculated weighted average regional HPI spot rate based on published regional indices.

An adjustment is also made to reflect the specific property risk i.e. possible deviation between the actual growth in the house prices underlying the Santander UK group’s reversionary interest portfolio and their assumed index-linked growth, which is based on the regional HPI. This adjustment is based on the average historical deviation of price changes of the Santander UK group’s actual property portfolio from that of the published indices over the time period since the last valuation date.

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

Mortality Rate

Mortality rates are obtained from the PNMA00 and PNFA00 Continuous Mortality Investigation Tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Santander UK group’s reversionary property products underlying the derivatives.

3. Derivative assets – Equity and credit contracts

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

302	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

Probability of default

The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.

4. Derivative assets – Equity contracts

There are three types of derivatives within this category:

European options – These derivatives are valued using a modified Black-Scholes model where the HPI is log-normally distributed with the forward rates determined from the HPI forward growth.

Asian options – Asian (or average value) options are valued using a modified Black-Scholes model, with an amended strike price and volatility assumption to account for the average exercise period, through a closed form adjustment that reflects the strike price relative to the distribution of stock prices at each relevant date. This is also known as the Curran model.

Forward contracts – Forward contracts are valued using a standard forward pricing model.

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

5. FVTPL – Loans and advances to customers

These loans and advances to customers represent roll-up mortgages, which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The Santander UK group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, the Santander UK group uses a probability-weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative pledges’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.

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

6. FVTPL – Debt securities

These debt securities consisting of reversionary property securities are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the home owner vacating the property through death and is calculated from death rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.

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

Santander UK plc 2012 Annual Report	303

Financial Statements

Notes to the Financial Statements continued

8. Derivative liabilities – Equity contracts

These derivatives are the same as Instrument 4 with the exception that they have a negative fair value.

9. FVTPL – Debt securities in issue

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

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2012	241	359	600	(73)	(141)	(214)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(2)	17	15	3	7	10
- Foreign exchange and other movements	(12)	(1)	(13)	—	16	16
Purchases	10	—	10	—	—	—
Sales	—	(25)	(25)	—	—	—
Settlements	(22)	(5)	(27)	13	32	45

At 31 December 2012	215	345	560	(57)	(86)	(143)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(14)	16	2	3	23	26

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2011	231	359	590	(102)	(137)	(239)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	15	37	52	(3)	(6)	(9)
- Foreign exchange and other movements	4	(2)	2	—	(7)	(7)
Purchases	27	—	27	(6)	—	(6)
Sales	(23)	(27)	(50)	—	—	—
Settlements	(13)	(8)	(21)	38	9	47

At 31 December 2011	241	359	600	(73)	(141)	(214)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	19	35	54	(3)	(13)	(16)

Financial instrument assets and liabilities at 31 December 2012

Financial instrument assets valued using internal models based on information other than market data were 0.9% (2011: 1%) of total assets measured at fair value and 0.2% (2011: 0.2%) of total assets at 31 December 2012. Derivative assets decreased in 2012 principally due to settlements and foreign exchange movements offset by purchases. Assets designated at fair value through profit or loss decreased in 2012 as primarily due to sales offset by increases in fair value movements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.3% (2011: 0.3%) of total liabilities measured at fair value and 0.1% (2011: 0.1%) of total liabilities at 31 December 2012.

Derivative liabilities decreased in 2012 primarily due to settlements. Liabilities designated at fair value through profit or loss decreased due to fair value and foreign exchange movements and settlements.

304	Santander UK plc 2012 Annual Report

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

Gains and losses for the year ended 31 December 2012

Losses of £14m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index, and unfavourable movements in foreign exchange rates. Gains of £16m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the reversionary property securities arising from a continued low interest rate environment, changes in the HPI index and a maturing portfolio.

Gains of £3m in respect of derivative liabilities principally reflected changes in credit spreads and the HPI Index. Gains of £23m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange. They are fully matched with derivatives.

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

At 31 December 2012

				Reflected in income statement
Balance sheet note line item and product	Fair value	Assumptions	Shift	Favourable changes	Unfavourable changes
	£m			£m	£m
2. Derivative assets - Equity and credit contracts:	76	HPI Forward growth rate	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	10%	8	(8)
		Mortality rate	2 yrs	1	(1)
3. Derivative assets - Equity and credit contracts:	17	Probability of default	20%	3	(3)
– Credit default swaps
4. Derivative assets - Equity and credit contracts:	86	HPI Forward growth rate	1%	7	(7)
– Options and forwards		HPI Spot rate	10%	12	(11)
		HPI Volatility	1%	1	(1)
5. FVTPL - Loans and advances to customers:	61	HPI Forward growth rate	1%	2	(2)
– Roll-up mortgage portfolio

6. FVTPL - Debt securities:	235	HPI Forward growth rate	1%	19	(19)
– Reversionary property securities		HPI Spot rate	10%	22	(22)
		Mortality rate	2 yrs	—	(1)
7. FVTPL - Debt securities:	49	Credit spread	10%	5	(5)
– Mortgage-backed securities
8. Derivative liabilities - Equity and credit contracts:	(57)	HPI Forward growth rate	1%	3	(3)
– Options and forwards		HPI Spot rate	10%	6	(9)
		HPI Volatility	1%	1	(1)

Santander UK plc 2012 Annual Report	305

Financial Statements

Notes to the Financial Statements continued

At 31 December 2011

				Reflected in income statement
Balance sheet note line item and product	Fair value	Assumptions	Shift	Favourable changes	Unfavourable changes
	£m			£m	£m
2. Derivative assets – Equity and credit contracts:	78	HPI Forward growth rate	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	10%	8	(8)
		Mortality rate	2 yrs	—	—
3. Derivative assets – Equity and credit contracts:	16	Probability of default	20%	3	(3)
– Credit default swaps
4. Derivative assets – Equity and credit contracts:	77	HPI Forward growth rate	1%	7	(7)
– Options and forwards		HPI Spot rate	10%	4	(3)
		HPI Volatility	1%	1	(1)
5. FVTPL – Loans and advances to customers:	58	HPI Forward growth rate	1%	2	(2)
– Roll-up mortgage portfolio

6. FVTPL – Debt securities:	250	HPI Forward growth rate	1%	20	(20)
– Reversionary property securities		HPI Spot rate	10%	23	(23)
		Mortality rate	2 yrs	1	(1)
7. FVTPL – Debt securities:	51	Credit spread	10%	5	(5)
– Mortgage-backed securities
8. Derivative liabilities - Equity and credit contracts:	(73)	HPI Forward growth rate	1%	4	(4)
– Options and forwards		HPI Spot rate	10%	13	(17)
		HPI Volatility	1%	2	(2)

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 9) and related exchange rate derivatives (instrument 1), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

i) Maturities of financial assets, liabilities and off-balance sheet commitments

The table below analyses the maturities of the undiscounted cash flows relating to financial assets, liabilities and off-balance sheet commitments of the Santander UK group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers are largely made up of retail deposits.

There are no significant financial liabilities related to financial guarantee contracts. This table is not intended to show the liquidity of the Santander UK group.

At 31 December 2012	Group
	On demand £m	Within 1 month £m	1-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
Assets by balance sheet category
Cash and balances at central banks	29,079	—	—	203	—	—	—	29,282
Trading assets	1	13,013	4,802	3,391	30	485	868	22,590
Derivative financial instruments	496	592	1,067	893	3,406	2,894	22,289	31,637
Financial assets designated at fair value	—	1	13	9	—	124	3,972	4,119
Loans and advances to banks	1,172	273	5	123	44	27	818	2,462
Loans and advances to customers	1,314	2,166	2,226	7,666	18,921	19,998	172,630	224,921
Available-for-sale securities	—	—	—	1,902	150	3,139	419	5,610
Loans and receivables securities	—	—	—	1	161	86	1,099	1,347
Macro hedge of interest rate risk	—	20	18	12	156	192	824	1,222

Total financial assets	32,062	16,065	8,131	14,200	22,868	26,945	202,919	323,190
Other assets	4,998	—	—	—	—	—	—	4,998

Total assets	37,060	16,065	8,131	14,200	22,868	26,945	202,919	328,188

Liabilities by balance sheet category
Deposits by banks	2,324	691	666	683	1,846	3,840	218	10,268
Deposits by customers	111,603	981	5,977	17,999	10,960	1,565	829	149,914
Derivative financial instruments	232	645	512	1,291	2,632	4,248	20,731	30,291
Trading liabilities	4,707	5,574	4,670	1,993	982	375	3,070	21,371
Financial liabilities designated at fair value	—	735	341	628	954	616	836	4,110
Debt securities in issue	—	5,659	2,580	5,319	11,517	7,667	50,865	83,607
Subordinated liabilities	—	77	38	176	466	518	4,751	6,026

Total financial liabilities	118,866	14,362	14,784	28,089	29,357	18,829	81,300	305,587
Other liabilities	—	2,526	—	—	—	—	—	2,526
Equity (1)	—	—	—	—	—	—	12,949	12,949

Total liabilities and shareholders equity	118,866	16,888	14,784	28,089	29,357	18,829	94,249	321,062

Off-balance sheet commitments given	20,317	352	897	3,051	3,173	4,501	7,055	39,346

(1)	Equity has no maturity and therefore has been classified in the “over five years” column.

306	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

At 31 December 2011	Group
	On demand £m	Within 1 month £m	1-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
Assets by balance sheet category
Cash and balances at central banks	25,785	—	—	195	—	—	—	25,980
Trading assets	—	11,654	5,183	3,851	215	13	1,138	22,054
Derivative financial instruments	2,161	170	306	1,458	4,165	3,025	20,910	32,195
Financial assets designated at fair value	—	—	—	—	—	—	5,684	5,684
Loans and advances to banks	1,467	1,253	700	149	33	30	876	4,508
Loans and advances to customers	1,170	3,117	2,397	6,575	20,170	15,586	186,645	235,660
Available-for-sale securities	—	—	—	—	—	—	52	52
Loans and receivables securities	—	55	67	210	120	133	1,358	1,943
Macro hedge of interest rate risk	—	1	10	104	247	122	737	1,221

Total financial assets	30,583	16,250	8,663	12,542	24,950	18,909	217,400	329,297
Other assets	5,324	—	—	—	—	—	—	5,324

Total assets	35,907	16,250	8,663	12,542	24,950	18,909	217,400	334,621

Liabilities by balance sheet category
Deposits by banks	2,980	1,966	1,083	45	2,690	3,169	—	11,933
Deposits by customers	104,113	865	9,151	21,186	11,148	2,280	467	149,210
Derivative financial instruments	351	238	255	1,221	4,073	3,018	22,476	31,632
Trading liabilities	7,781	9,697	4,786	1,415	1,121	433	656	25,889
Financial liabilities designated at fair value	—	1,445	187	1,635	2,406	668	1,015	7,356
Debt securities in issue	—	3,017	2,116	4,177	9,966	8,279	48,156	75,711
Subordinated liabilities	—	130	64	293	777	777	9,023	11,064

Total financial liabilities	115,225	17,358	17,642	29,972	32,181	18,624	81,793	312,795
Other liabilities	—	2,571	—	—	—	—	—	2,571
Equity (1)	—	—	—	—	—	—	12,666	12,666

Total liabilities and shareholders equity	115,225	19,929	17,642	29,972	32,181	18,624	94,459	328,032

Off-balance sheet commitments given	16,013	536	1,311	4,044	2,558	5,228	7,730	37,480

(1)	Equity has no maturity and therefore has been classified in the “over five years” column.

At 31 December 2012	Company
	On demand £m	Within 1 month £m	1-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
Assets by balance sheet category
Cash and balances at central banks	28,704	—	—	179	—	—	—	28,883
Derivative financial instruments	15	32	22	29	450	751	3,864	5,163
Financial assets designated at fair value	—	—	—	—	—	—	48	48
Loans and advances to banks	6,223	3,049	16,398	19,687	18,452	15,488	19,684	98,981
Loans and advances to customers	974	1,835	1,308	5,338	13,570	14,936	163,561	201,522
Available-for-sale securities	—	—	—	—	150	204	11	365
Loans and receivables securities	—	—	—	1	161	266	5,980	6,408
Macro hedge of interest rate risk	—	—	1	3	5	3	3	15

Total financial assets	35,916	4,916	17,729	25,237	32,788	31,648	193,151	341,385
Other assets	11,051	—	—	—	—	—	—	11,051

Total assets	46,967	4,916	17,729	25,237	32,788	31,648	193,151	352,436

Liabilities by balance sheet category
Deposits by banks	28,280	4,095	37,438	13,413	19,328	6,570	1,473	110,597
Deposits by customers	106,470	600	5,728	14,538	8,246	4,886	56,862	197,330
Derivative financial instruments	44	2	26	7	54	120	1,921	2,174
Debt securities in issue	—	16	106	448	169	—	—	739
Subordinated liabilities	—	78	40	185	492	557	4,914	6,266

Total financial liabilities	134,794	4,791	43,338	28,591	28,289	12,133	65,170	317,106
Other liabilities	—	2,156	—	—	—	—	—	2,156
Equity (1)	—	—	—	—	—	—	15,102	15,102

Total liabilities and shareholders equity	134,794	6,947	43,338	28,591	28,289	12,133	80,272	334,364

Off-balance sheet commitments given	3,332	203	704	2,016	645	668	5,116	12,684

(1)	Equity has no maturity and therefore has been classified in the “over five years” column.

Santander UK plc 2012 Annual Report	307

Financial Statements

Notes to the Financial Statements continued

At 31 December 2011	Company
	On demand £m	Within 1 month £m	1-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
Assets by balance sheet category
Cash and balances at central banks	18,780	—	—	178	—	—	—	18,958
Derivative financial instruments	56	3	73	131	1,108	779	4,138	6,288
Financial assets designated at fair value	—	—	—	—	—	—	51	51
Loans and advances to banks	5,395	3,684	17,509	19,086	14,715	15,990	15,199	91,578
Loans and advances to customers	1,153	2,229	1,421	4,257	15,022	10,482	179,422	213,986
Available-for-sale securities	—	—	—	—	—	—	39	39
Loans and receivables securities	—	53	184	210	114	167	5,094	5,822
Macro hedge of interest rate risk	—	—	7	10	6	6	3	32

Total financial assets	25,384	5,969	19,194	23,872	30,965	27,424	203,946	336,754
Other assets	11,266	—	—	—	—	—	—	11,266

Total assets	36,650	5,969	19,194	23,872	30,965	27,424	203,946	348,020

Liabilities by balance sheet category
Deposits by banks	19,251	15,774	24,544	10,051	31,224	5,568	8,524	114,936
Deposits by customers	97,127	380	8,259	16,082	8,115	4,084	47,694	181,741
Derivative financial instruments	14	6	1	6	161	26	1,105	1,319
Financial liabilities designated at fair value	—	—	—	1	—	—	—	1
Debt securities in issue	—	8	46	915	557	112	—	1,638
Subordinated liabilities	—	130	64	293	779	843	9,023	11,132

Total financial liabilities	116,392	16,298	32,914	27,348	40,836	10,633	66,346	310,767
Other liabilities	—	2,121	—	—	—	—	—	2,121
Equity	—	—	—	—	—	—	14,251	14,251

Total liabilities and shareholders equity	116,392	18,419	32,914	27,348	40,836	10,633	80,597	327,139

Off-balance sheet commitments given	1,788	515	1,265	3,189	539	718	5,343	13,357

(1)	Equity has no maturity and therefore has been added to the “over five years” column.

As the above table is based on contractual maturities, no account is taken of a customer’s ability to repay early where it exists or call features related to subordinated liabilities. The repayment terms of debt securities may be accelerated in line with the covenants described in Note 34 to the Consolidated Financial Statements. In addition, no account is taken of the possible early repayment of the Santander UK group’s mortgage-backed non-recourse finance which is redeemed by the Santander UK group as funds become available from redemptions of the residential mortgages. The Santander UK group has no control over the timing and amount of redemptions of residential mortgages.

47. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the Santander UK group’s regulatory filings.

Capital management and capital allocation

Santander UK plc and its subsidiaries are a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the FSA (as a UK authorised bank) and Banco de España (the Bank of Spain) (as a member of the Banco Santander group). As an FSA-regulated entity, Santander UK is expected to satisfy the FSA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the FSA that it can withstand liquidity and capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the FSA exercises oversight through its rules and regulations on the Santander UK Board and senior management appointments.

The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Chief Executive Officer and from her to specific individuals who are members of the Santander UK Capital Committee.

The Capital Committee adopts a centralised capital management approach that is driven by the Santander UK group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s risk appetite, the management strategy for each of the Santander UK group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements. This approach is reviewed annually as part of the Santander UK group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).

The Santander UK group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly by the Capital Committee. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) process. To support its capital and senior debt issuance programmes, Santander UK plc is rated on a stand alone basis from Banco Santander, S.A.

On an ongoing basis, and in accordance with the latest ICAAP review, the Santander UK group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning

308	Santander UK plc 2012 Annual Report

Financial Statements

Notes to the Financial Statements continued

process which generates the strategic 3-Year Plan. Alongside this plan, the Santander UK group develops a series of macro economic scenarios to stress test its capital requirements and confirm that it has adequate regulatory capital resources to meet its projected and stressed regulatory capital requirement and to meet its obligations as they fall due. Internally assigned buffers augment the various regulatory minimum capital criteria. Buffers are held in order to ensure there is sufficient time for management actions to be implemented against unexpected movements.

Decisions on the allocation of capital resources are conducted as part of the Santander UK group’s strategic three year planning process based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received.

This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Santander UK group’s capital needs.

Capital adequacy

The Santander UK group manages its capital on a Basel II basis. During the years ended 31 December 2012 and 2011, the Santander UK group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Group Capital

	2012 £m	2011 £m
Core Tier 1 capital	11,890	11,477
Deductions from Core Tier 1 capital	(2,588)	(2,616)

Total Core Tier 1 capital after deductions	9,302	8,861
Other Tier 1 capital	1,901	2,637

Total Tier 1 capital after deductions	11,203	11,498

Tier 2 capital	3,092	4,997
Deductions from Tier 2 capital	(336)	(508)

Total Tier 2 capital after deductions	2,757	4,489

Total Capital Resources	13,960	15,987

Tier 1 includes audited profits for the years ended 31 December 2012 and 2011 respectively after adjustment to comply with UK Financial Services Authority rules. Tier 1 deductions primarily relate to goodwill and expected losses. The expected losses deduction represents the difference between expected loss calculated in accordance with the Santander UK group’s Basel II Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. The Santander UK group’s accounting policy for impairment loss allowances is set out in Note 1. Regulatory expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date. In addition, the Santander UK group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset. Tier 2 deductions also represent expected losses and securitisation positions described above.

During 2012, Core Tier 1 capital increased by £441m to £9,302m (2011: £8,861m). This increase was largely due to audited profits for the year of £939m, less dividends declared of £507m. During 2011, Core Tier 1 capital increased by £365m to £8,861m (2010: £8,496m). This increase was largely due to audited profits for the year of £903m, less dividends declared of £482m. The significant reduction in the Santander UK group’s Other Tier 1 capital and Tier 2 capital during 2012 principally reflected the capital management exercise undertaken in July 2012.

48. EVENTS AFTER THE BALANCE SHEET DATE

None.

Santander UK plc 2012 Annual Report	309

Shareholder Information

Risk Factors

An investment in Santander UK plc and its subsidiaries (“us” or “we”) involves a number of risks, the material ones of which are set forth below.

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK.

Our business activities are concentrated in the UK and on the offering of mortgage, loan and savings-related products and services. As a consequence, our operating results, financial condition and prospects are significantly affected by economic conditions in the UK generally, and by the UK property market in particular.

The outlook for the UK economy has remained challenging over the last year, with the UK economy dipping back into recession in the course of 2012. Though the economy returned to growth in the third quarter of 2012, this was in part due to one-off factors (such as the Olympics) and prospects for the 2013-2014 financial year remain challenging. Uncertainty surrounding the future of the eurozone, although less acute than before, may continue to pose a risk of further slowdown in economic activity in the UK’s principal export markets which would have an effect on the broader UK economy. Domestically, both public and household spending are being constrained by austerity measures, and there is a risk of higher levels of unemployment combined with a decline in real disposable incomes.

Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in UK or global economic conditions could reduce the recoverability and value of our assets and require an increase in our level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for our products and services could negatively impact our business and financial condition. UK economic conditions and uncertainties may have an adverse effect on the quality of our loan portfolio and may result in a rise in delinquency and default rates. There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs/charge-offs could have an adverse effect on our operating results, financial condition and prospects.

As in several other economies, the UK Government has taken measures to address the exceptionally high level of national debt, including tax increases and public spending cuts. These measures have contributed to a slower recovery than other recent recessions. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is set to continue. Credit quality could be adversely affected by a further increase in unemployment. This, plus the combination of slow economic recovery and UK Government intervention, together with any related significant reduction in the demand for our products and services, could have a material adverse effect on our operating results, financial condition and prospects.

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past five years, the financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, a general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009 and many countries, including the United Kingdom, have been in recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by central banks and governments providing liquidity, whilst many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions). The global economic slowdown, and the downturn in the UK in particular, have had a negative impact on the UK economy and adversely affected our business.

In particular, we may face, among others, the following risks related to the economic downturn:

•

We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs, may affect the pricing for our products and services, and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to comply fully or in a timely manner with their existing obligations.

•

The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	A worsening of the global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

Uncertainty remains concerning the future economic environment and there is no assurance when conditions will significantly improve. While certain segments of the global economy are currently experiencing some modest recovery, we expect conditions to continue to have an ongoing negative impact on our business and results of operations. Investors remain cautious and downgrades of the sovereign debt of certain eurozone countries have induced greater volatility in the capital markets. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

If all or some of the foregoing risks were to materialise, this could have a material adverse effect on us.

310	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

We are subject to regulatory capital requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

As a bank we are subject to capital adequacy requirements adopted by the Financial Services Authority (“FSA”) which provide for a minimum ratio of total capital to risk-adjusted assets both on a consolidated basis and on a solo-consolidated basis (the basis used by the FSA solely for the purpose of the calculation of capital resources and capital resources requirements, which measure the capital of the Company and certain subsidiaries) and a minimum ratio of Core Tier 1 capital to risk-adjusted assets on a consolidated basis. Any failure by us to maintain our ratios may result in administrative actions or sanctions which may affect our ability to fulfil our obligations.

In response to the recent financial crisis, the FSA has imposed more stringent capital adequacy requirements, and the FSA or its prudential regulation successor, the Prudential Regulation Authority (“PRA”), may continue to require more stringent adequacy standards including increasing the minimum regulatory capital requirements demanded of us. For instance, the FSA has adopted a supervisory approach in relation to certain UK banks, including us, under which those banks are expected to maintain Core Tier 1 capital in excess of the minimum levels required by the existing rules and guidance of the FSA. In future, the FSA or the PRA may also impose higher capital requirements and target capital ratios as part of the implementation of UK macroprudential tools.

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed comprehensive changes to the capital adequacy framework, known as Basel III. A revised version of these proposals was issued in June 2011. The reforms to the regulatory capital framework were proposed to raise the resilience of the banking sector, through increasing both the quality and quantity of the regulatory capital base and enhancing the risk coverage of the capital framework. As part of these, the amount and quality of Tier 1 capital that institutions are required to hold was raised, innovative Tier 1 capital instruments with an incentive to redeem are to be phased out and the rules for determining Tier 2 capital instruments are harmonised. Basel III also requires institutions to build counter-cyclical capital buffers that may be drawn upon in stress periods and to hold a capital conservation buffer above minimum capital ratio levels, which have the effect of raising the minimum level of tangible common equity capital from 2 per cent. to 7 per cent. of risk-weighted assets. In addition a leverage ratio was proposed for institutions as a backstop, which would be applied alongside current risk-based regulatory capital requirements. The changes in Basel III are proposed to be phased in gradually between January 2013 and January 2022.

The implementation of Basel III in the European Union is being performed through the Capital Requirements Directive IV and Capital Requirements Regulation (“CRDIV/CRR”) legislative package. In early 2013 the draft legislation remains under discussion between the European Parliament, the European Commission and the Council of Ministers. The final capital framework to be established in the EU under CRDIV/CRR is likely to differ from Basel III in certain areas and the implementation date is still subject to uncertainty.

In addition to Basel III, regulators in the UK and world-wide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These include

•

the introduction of recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system;

•	implementation of the Financial Services Act 2012, which enhances the FSA’s disciplinary and enforcement powers;

•	the introduction of more regular and detailed reporting obligations;

•	a move to pre-funding of the deposit protection scheme in the UK;

•

a proposal in the Independent Commission on Banking’s recommendations to require large UK retail banks to hold a minimum Core Tier 1 to risk-weighted assets ratio of at least 10 per cent., which is broadly 3 per cent. higher than the minimum capital levels required under Basel III, and to have a minimum primary loss-absorbing capacity of 17 per cent. of risk-weighted assets, and

•	proposed revisions to the approaches for determining trading book capital requirements and banking book risk-weighted assets from the Basel Committee.

These measures could have a material adverse effect on our operating results, financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any introduction of a minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital and thereby adversely affect our profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the FSA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

On 5 October 2009, the FSA published liquidity rules which significantly broadened the scope of the existing liquidity regime. These were designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA has implemented requirements for financial institutions to hold prescribed levels of specified liquid assets and have in place other sources of liquidity to address the institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios. These rules have applied to us since June 2010 with some subsequent technical revisions.

In addition to the changes to the capital adequacy framework published in December 2010 described above, the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) metrics, with objectives to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR has subsequently been revised by the Basel Committee in January 2013 which amended the definition of high-quality liquid assets and agreed a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions.

Santander UK plc 2012 Annual Report	311

Shareholder Information

Risk Factors continued

As with the Basel Committee’s proposed changes to the capital adequacy framework, the draft liquidity framework remains under discussion within the EU and the final framework to be established could differ from Basel III in certain areas. The implementation date is still subject to uncertainty.

There is also a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets may materially affect our lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability.

Exposure to UK Government debt could have a material adverse effect on us.

Like many other UK banks, we invest in debt securities of the UK Government largely for liquidity purposes. As of 31 December 2012, approximately 2% of our total assets and 51% of our securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the continued economic and sovereign debt tensions in the eurozone.

Eurozone markets and economies continue to show signs of fragility and volatility, with recession in several economies and only sporadic access to capital markets in others. Interest rate differentials among eurozone countries indicate continued doubts about some governments’ ability to fund themselves and affect borrowing rates in those economies.

The European Central Bank and European Council took actions in 2012 to aim to reduce the risk of contagion throughout and beyond the eurozone. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to create a banking union. Nonetheless, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations which are under financial pressure. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the ongoing economic crisis.

The continued high cost of capital for some European governments was felt in the wholesale markets in the UK, which has resulted in an increase in the cost of retail funding and greater competition in a savings market that is growing slowly by historical standards. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. For further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the “Country Risk Exposure” section in the Risk Management Report on pages 140 to 150. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

Though the possibility may be more remote following the measures taken in 2012, a wide-scale break-up of the eurozone would most likely be associated with a deterioration in the economic and financial environment in the UK and could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial position and prospects.

We may suffer adverse effects should eurozone member states exit the euro or the euro be totally abandoned.

The departure or risk of departure from the euro by one or more eurozone countries and/or the abandonment of the euro as a currency could have negative effects on both existing contractual relations and the fulfilment of obligations by us, our counterparties and/or our customers, which would have a significant negative impact on our activity, operating results and capital and financial position.

There is currently no established legal framework within the European treaties to facilitate a member state exiting from the euro; consequently, it is not possible to predict the course of events and legal consequences that would ensue. Uncertainties that heighten the risk of re-denomination include how an exiting member state would deal with its existing euro-denominated assets and liabilities, the valuation of any newly-adopted currency against the euro and the process of exiting the euro. These uncertainties make it impossible to predict what our losses might be as a result of any country’s decision to exit the euro. The significant upheaval in the eurozone that might arise from any such member state exit, or from the wholesale abandonment of the euro by the eurozone states, could materially and adversely affect our operating results, financial condition and prospects.

We are exposed to risks faced by other financial institutions.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. The European sovereign debt crisis and the risk it poses to financial institutions throughout Europe have had, and may continue to have, an adverse effect on interbank financial transactions in general. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we, although solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may again materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations as well as limit growth possibilities.

312	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Our cost of obtaining funding is directly related to prevailing market interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven, and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

Although central banks around the world have made coordinated efforts to increase liquidity in the financial markets, by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or swap lines), it is not known how long central bank schemes will continue or on what terms. The Bank of England’s Special Liquidity Scheme expired at the end of January 2012, although the Bank of England has implemented the Extended Collateral Term Repo facility (‘ECTR’) which aims to increase liquidity in the market, and the Funding for Lending Scheme (the “FLS”) which aims to reduce cost of funding for participating financial institutions, like us. As at 31 December 2012, we had drawn £1.0bn of UK treasury bills under the FLS and we may make further usage of the FLS before the drawdown period ends on 31 January 2014.

The availability of Bank of England facilities for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail or wholesale markets. To the extent that we make use of Bank of England facilities, any significant reduction or withdrawal of those facilities would increase our funding costs. In addition, other financial institutions who have relied significantly on Government support to meet their funding needs will also need to find alternative sources of funding and, in such a scenario, we would expect to face increased competition for funding, particularly retail funding on which we rely. This competition could further increase our funding costs and so adversely impact our results of operations and financial position. Our cost of funding could also increase as a result of an increase in interest rates by the Bank of England.

Each of the factors described above – the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank schemes or an increase in base interest rates – could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

We aim for a funding structure that is consistent with our assets, avoids excessive reliance on short term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future.

We anticipate that our customers will continue to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected. For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Balance Sheet Review – Capital Management and Resources’ on pages 53 to 56, ‘Balance Sheet Review – Liquidity and Funding’ on pages 57 to 59 and ‘Risk Management Report – Liquidity and Funding risk’ on pages 124 to 133.

A sudden or unexpected shortage of funds in the banking system could lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. A downgrade of our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings can in some instances affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us, and their credit ratings of our institution and our debt in issue are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

Any downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a credit rating downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

For example, we estimate that as at 31 December 2012, if all the rating agencies were to downgrade our long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in outflows from our total liquid assets of £2.0bn of cash and £6.6bn in additional collateral that we would be required to post under the terms of our secured funding and derivative contracts. A hypothetical two notch downgrade would result in an additional outflow of £0.4bn of cash and £1.4bn of collateral under our secured funding and derivative contracts. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including which credit rating agency had downgraded our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

Santander UK plc 2012 Annual Report	313

Shareholder Information

Risk Factors continued

Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

Likewise, a downgrade of the UK sovereign credit rating, or the perception that such a downgrade may occur, may have a material adverse effect on our operating results, financial condition, prospects and the marketability and trading value of our securities. This might also impact on our own credit rating, borrowing costs and our ability to secure funding. A UK sovereign credit rating downgrade or the perception that such a downgrade may occur could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. Our failure to maintain favourable credit ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins, which could have a material negative effect on us.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially adversely affect us.

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings; and

•	gains from sales of loans and securities.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans, reduce the value of our financial assets and reduce gains or require us to record losses on sales of our loans or securities.

If interest rates decrease, although this is likely to reduce our funding costs, it is likely to adversely impact the income we receive arising from our investments in securities as well as loans with similar maturities.

The market value of a security with a fixed interest rate generally decreases when the prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure. The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms or an inability to refinance at lower rates.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital is stated in pound sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk through hedging and purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. Significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our results of operations and our ability to meet our US dollar and euro-denominated obligations, and could have a material adverse effect on our operating results, financial condition and prospects.

We are also exposed to equity price risk in connection with our trading investments in equity securities as part of our normal course of business as a commercial bank. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialise, our net interest income or the market value of our assets and liabilities could be adversely affected.

Market conditions have, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past five years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments . Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value.

314	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

This is a challenging task as reliable assumptions are difficult to make and are inherently uncertain. Moreover valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

Failure to successfully implement and continue to improve our credit risk management system could materially and adversely affect us.

As a commercial bank one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ our own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander group members. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgement, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers. However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral). Any downgrade in our ratings could increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business.

Market practices and documentation for derivative transactions in the UK may differ from those in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

Operational risks, including risks relating to data collection, processing and storage systems are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. Furthermore, these may require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber attacks or other such security breaches. Further, as cyber attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerabilities.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations and financial condition.

In addition, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorised access and other security breaches, to the Information Commissioner. As of the date of this report, we have not experienced information security problems and we have not had to report any such events to the Information Commissioner. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

Santander UK plc 2012 Annual Report	315

Shareholder Information

Risk Factors continued

Despite our risk management policies, procedures and methods, we may nonetheless be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. For further description of our risk management policies see the Risk Management Report on pages 62 to 162. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in its statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

Competition with other financial institutions could adversely affect us.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and the recent financial crisis has reshaped the banking landscape in the UK, particularly the financial services and mortgage markets, reinforcing both the importance of a retail deposit funding base and strong capitalisation. Lenders have moved increasingly towards a policy of concentrating on the highest quality customers, judged by credit score and loan to value criteria, and there is strong competition for these customers. The supply of credit is much more limited for those potential customers without a large deposit or good credit history.

We expect competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may continue (whether as a result of the UK Government taking ownership and control over other financial institutions in the UK or otherwise). Financial institution consolidation could also result from the UK Government disposing of its stakes in those financial institutions it currently controls. Such consolidation could adversely affect our operating results, financial condition and prospects. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as supermarkets and department stores for some credit products and generally from other loan providers.

Increasing competition could require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

In addition, if our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services will be responsive to customer demands or successful once they are offered to our customers, or that they will be successful in the future. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the UK market, we will be exposed to new and potentially increasingly complex risks and development expenses, with respect to which our experience and the experience of our partners may not be helpful. Our employees and our risk management systems may not be adequate to handle such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans can negatively impact our results of operations. We cannot be sure that we will be able to effectively control the level of the impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in the UK or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies.

316	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realisable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our loan loss reserves will be sufficient to cover actual losses.

If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us

Interest rates payable on a significant portion of our outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the Bank of England base rate. As a result borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at relatively low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. Recent declines in housing prices and/or any further declines in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance. These events, alone or in combination, may contribute to higher delinquency rates and losses.

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on us.

Our loan portfolio is subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

The value of the collateral, including real estate, securing our loans may not be sufficient, and we may be unable to realise the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the UK’s economy. The real estate market is particularly vulnerable in the current economic climate and the residential mortgage loan portfolio is one of our principal assets, comprising 85% of our loan portfolio as of 31 December 2012. As a result, we are highly exposed to developments in the residential property market in the UK.

The UK housing market has remained muted throughout 2012, with transaction levels well below historic norms and house prices broadly flat for the past two years. An increase in house prices may be limited by the high level of prices relative to household earnings and the more restricted availability of mortgage credit relative to pre-crisis levels. The depth of the previous house price declines as well as the continuing uncertainty as to the timing and extent of the economic recovery will mean that losses could be incurred on loans should they go into possession. The UK commercial property market conditions remain extremely challenging. After some recovery, commercial property capital values have seen further steady declines since Q4 2011 and the investment market has had lower transaction levels in 2012 as a result of weak demand. These developments mean that the outlook for the UK commercial property market remains uncertain.

The continued effect of margin pressure and exposure to both retail and commercial loan impairment charges resulting from the impact of general economic conditions means that we may continue to experience low levels of profitability and growth, and there remains the possibility of further downward pressure on profitability depending on a number of external influences, such as the consequences of a more austere economic environment. The value of the collateral securing our loan portfolio may also be adversely affected by force majeure events, such as natural disasters like floods or landslides which may cause widespread damage, could have an adverse impact on the economy of the affected region and may impair the asset quality of our loan portfolio in that area.

We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

The credit card industry is highly competitive and entails significant risks, including the possibility of over-indebtedness of customers, which could have a material adverse effect on us.

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk, medium- and high-income customers.

The credit card industry is characterised by higher consumer default than other credit industries, and defaults are highly correlated with macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume in the credit card portfolio which may increase our exposure to risk in our loan portfolio. If UK economic growth slows or declines, or if we fail to effectively analyse the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

Santander UK plc 2012 Annual Report	317

Shareholder Information

Risk Factors continued

We have a core strategy to grow our operations but if we are unable to manage such growth effectively, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic opportunities, investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged Group;

•	apply our risk management policy effectively to an enlarged Group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

Our future acquisitions may not be successful and maybe disruptive to our business.

We have acquired controlling interests in various companies, such as Alliance & Leicester plc with effect from 2008, and have engaged in other strategic ventures, such as the acquisition of certain retail assets of Bradford & Bingley plc in 2008. From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms or at all. Furthermore preparations for acquisitions which do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. We can give no assurances that our expectations with regards to integration and synergies will materialise. The integration of acquired businesses or partners’ businesses entails significant risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	inability to modify accounting standards rapidly;

•	problems assimilating or retaining the employees of acquired businesses or partners’ businesses;

•	challenges retaining customers of acquired businesses or partners’ businesses;

•	unexpected liabilities or contingencies relating to the acquired businesses, including legal claims;

•	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem-solving; and

•	the possibility of regulatory restrictions that prevent us from achieving the expected benefits of the acquisition or venture.

In addition, an acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies. Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Although no impairment of goodwill was recognised in 2012, in 2011 there was a £60m impairment as a result of a reassessment of the value of certain parts of the business in light of market conditions and regulatory developments. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect our regulatory capital. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations.

As a financial institution, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK and each location in which we operate (including in the US and, indirectly, in Spain by the Banco de España (the Bank of Spain) as a result of being part of the Banco Santander, S.A. group) which materially affects our businesses. Statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and the application of those laws and regulations by regulators is also subject to change. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

318	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

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

Recent proposals and measures taken by governmental, tax and regulatory authorities and future changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect our business, value of assets and operations, and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of the UK banks, including the Company, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to the FSA’s regulations on liquidity risk management and also the UK Government’s introduction of the bank levy. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

On 16 June 2010, the Chancellor of the Exchequer announced the creation of the Independent Commission on Banking (the ‘ICB’), chaired by Sir John Vickers. The ICB was asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition, and to make recommendations to the UK Government. The ICB gave its recommendations on 12 September 2011 and proposed: (i) implementation of a retail ring fence; (ii) increased capital requirements; and (iii) improvement of competition – which were broadly endorsed by the Government in its response published on 19 December 2011. A White Paper was published on 14 June 2012 detailing how the Government intends to implement the recommendations of the ICB. A draft of the initial bill to implement the ICB recommendations was published on 12 October 2012, in the format of framework legislation to put in place the architecture to effect the reforms, with detailed policy being provided for through secondary legislation. On 4 February 2013, the Financial Services (Banking Reform) Bill was introduced to Parliament. The Government expects the legislation to be in place by 2015 and to take effect by 2019. Implementation of the proposals may require us to make changes to our structure and business.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted 21 July 2010 (the “Dodd-Frank Act”), has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations, significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation and prohibits certain forms of proprietary trading. Each of these aspects of the Dodd-Frank Act, as well as others, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act poses to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

The resolution of a number of issues, including regulatory reforms, investigations and reviews and court cases, affecting the UK financial services industry could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to us is the subject of reform and reorganisation.

Under the Financial Services Act (the “Act”) which received Royal Assent on 19 December 2012 the Government has announced a range of structural reforms to UK financial regulatory bodies to be implemented in early 2013, as follows:

•	the FSA will cease to exist in its current form;

•

a new Financial Policy Committee will be established in the Bank of England which will be responsible for macroprudential regulation, or regulation of stability and resilience of the financial system as a whole;

•

an independent subsidiary of the Bank of England, the Prudential Regulation Authority (“PRA”), will be established to oversee micro-prudential regulation of financial institutions that manage significant risks on their balance sheets; and

•	the Financial Conduct Authority (“FCA”) will be established and will have the responsibility for conduct of business and markets regulation.

In addition, the Act, also contains provisions enabling consumer credit regulation to be transferred from the OFT to the FCA. This decision will be subject to further consultation. The FCA will also represent the UK’s interests in markets regulation at the new European Securities and Markets Authority.

This substantial reorganisation of the regulatory framework could cause administrative and operational disruption for the regulatory authorities concerned. This disruption could impact on the resources which the FSA or the successor authorities are able to devote to the supervision of regulated financial services firms, the nature of their approach to supervision and accordingly, the ability of regulated financial sector firms (including us) to deal effectively with their supervisors and to anticipate and respond appropriately to developments in regulatory policy.

It is anticipated that future changes in the nature of, or policies for, prudential and conduct of business supervision, as performed by the successor authorities to the FSA, will differ from the current approach taken by the FSA and that this could lead to a period of some uncertainty for us. The implementation of the Act could result both in further increased regulatory oversight of our activities as a financial services firm, resulting in constraints in our business activities and/or increases in regulatory capital requirements, and/or increased amounts of our time and resources required to be committed to compliance with the requirements of two new regulators with separate approaches and objectives, which could result in a material increase in compliance costs. No assurance can be given that further changes will not be made to the regulatory regime in the UK generally, our particular business sectors in the market or specifically in relation to us. Any or all of these factors could have a material adverse effect on the conduct of our business and, therefore, also on our strategy and profitability, and ability to respond to and satisfy the supervisory requirements of the relevant UK regulatory authorities.

Santander UK plc 2012 Annual Report	319

Shareholder Information

Risk Factors continued

Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy.

In March 2009, the Turner Review, “A regulatory response to the global banking crisis”, was published and set out a detailed analysis of how the global financial crisis began along with a number of recommendations for future reforms and proposals for consultation. As part of the Turner Review, the FSA published a discussion paper outlining proposals for reform of the mortgage market. Subsequently the FSA commenced a wide ranging consultation on mortgage lending – the FSA’s Mortgage Market Review (“MMR”). The MMR concluded with the publication of Final Rules by the FSA on 25 October 2012 that will amend existing conduct rules for mortgage lending in the FSA Handbook. The new rules will come into effect on 26 April 2014. Principal changes centre upon responsible lending and include:

•	more thorough verification of borrowers income (no self-certification of income, mandatory third party evidence of income required);

•	assessment of affordability of interest-only loans on a capital and interest basis unless there is a clearly understood and believable alternative source of capital repayment;

•	application of interest rate stress tests - lenders must consider likely interest rate movements over a minimum period of 5 years from the start of the mortgage term;

•

when making underwriting assessments lenders must take account of future changes to income and expenditure that a lender knows of or should have been aware of from information gathered in the application process; and

•

lenders may base their assessment of customers’ income on actual expected retirement age rather than state pension age. Lenders will be expected to assess income into retirement to judge whether the affordability tests can be met.

There are also significant changes to mortgage distribution and advice requirements in sales, arrears management and requirements on contract variations such as when additional borrowing is requested. The impact of the changes is now clear and the reforms have presaged a period of significant change for our mortgage lending business which will mean reforms to our mortgage sales delivery systems, changes to our mortgage documentation and significant reform of our approach to risk assessment of prospective mortgage customers. These could have an adverse effect on our operating results, financial condition and prospects.

Separately, throughout 2012, HM Treasury announced a number of measures with the aim of enhancing consumer protection in unsecured and secured credit lending. The measures provide for the transfer of responsibility for consumer credit control and supervision from the OFT to the new Financial Conduct Authority. The intention of HM Treasury is that transfer of control will take place in April 2014. It is expected that HM Treasury will publish results of a Regulatory Impact Assessment together with a consultation on legislative change and the details of the high level regime in early 2013. The FSA will also commence a consultation on the new FCA consumer credit regime and high level conduct of business rules in early 2013.

A likely consequence of these pending changes is that we will have to review and reform the sales processes and documentation of our consumer credit products including our credit card and unsecured personal loan products before April 2014. This review and the changes we may have to make could adversely affect our business.

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including appropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could increase the amount of damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. The current regulatory environment, with its increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These risks include that:

•

certain aspects of our business may be determined by the Bank of England, the FSA (and in due course, PRA and the FCA), HM Treasury, the OFT, the Financial Ombudsman Service (‘FOS’) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

•

the alleged misselling of financial products, such as payment protection insurance, including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, resulting in disciplinary action (including significant fines) or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products;

•

we hold accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office, regulators in the US and elsewhere. We are not aware of any current investigation into us as a result of any such enquiries, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation; and

•	we may be liable for damages to third parties harmed by the conduct of our business.

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or those in other jurisdictions where we operate including other European countries and the United States. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. However, the amount of these reserves is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

The FSA carries out regular and frequent reviews of the conduct of business by financial institutions including banks. An adverse finding by the regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with customer redress, fines and reputational damage.

Failure to manage these risks adequately could have a material adverse effect on our reputation, operating results, financial condition and prospects.

320	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

Potential intervention by the UK Financial Services Authority (or an overseas regulator) may occur, particularly in response to customer complaints.

Following the onset of the recent financial crisis, the FSA has adopted a more intrusive and direct style of regulation which it has termed “intensive supervision”. This strategy, combined with the FSA’s outcome focused regulatory approach, more proactive enforcement and more punitive penalties for infringements means that FSA-authorised firms are facing increasing supervisory intrusion and scrutiny (resulting in increasing internal compliance costs and FSA supervision fees) and in the event of a breach of their regulatory obligations are likely to face more stringent penalties. It is anticipated that this intensive approach to supervision will be continued by the PRA and FCA.

The regulatory regime requires us to be in compliance across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant regulations, there is a risk of an adverse impact on our business from sanctions, fines or other action imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.

The Financial Services Act 2010 provided a new power for the FSA which enables the FSA to require authorised firms, including us, to establish a consumer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a widespread or regular regulatory failing, including misselling.

In recent years there have been several industry-wide issues in which the FSA has intervened directly. One such issue is the misselling of payment protection insurance (‘PPI’). In August 2010, the FSA published a policy statement entitled “The assessment and redress of Payment Protection Insurance complaints”. This policy statement contained rules from the FSA which altered the basis on which FSA regulated firms (including the Company and certain members of the Group) must consider and deal with complaints in relation to the sale of PPI and potentially increased the amount of compensation payable to customers whose complaints are upheld. A legal challenge of these rules by the British Bankers’ Association (the ‘BBA’) was unsuccessful. In light of this and the consequential increase in claims levels we performed a detailed review of our provision requirements and as a result, revised our provision for PPI complaint liabilities to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011.

The ultimate financial impact on us of the claims arising from PPI complaints is uncertain and will depend on a number of factors, including the implementation of the FSA’s Policy Statement, the rate at which new complaints arise, the content and quality of the complaints (including the availability of supporting evidence), the role of claims management companies and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provision we have made relating to these claims. More generally, we can make no assurance that our estimates for potential liabilities are correct, and the reserves taken as a result may prove inadequate. If we were to incur additional expenses that exceed provisions for PPI liabilities or other provisions, these expenses could have a material adverse effect on our operating results, financial condition and prospects. For further information about the provisions for PPI complaint liabilities and other conduct remediation see Note 36 to the Financial Statements.

All the above is similarly relevant to any future industry-wide misselling or other issues that could affect us, such as the sale of other retail products and interest-rate derivative products sold to SMEs. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to misselling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

The Banking Act, and similar European Union legislation, may adversely affect our business.

The Banking Act came into force on 12 February 2009. The special resolution regime set out in the Banking Act provides HM Treasury, the Bank of England and the FSA with a variety of powers for dealing with UK deposit taking institutions that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a “bridge bank”. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

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

At present, no instruments or orders have been made under the Banking Act relating to us and there has been no indication that any such order will be made, but there can be no assurance that holders of shares or other securities in the Company would not be adversely affected by any such order if made in the future.

In June 2012, the European Commission published a legislative proposal for a directive providing for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “CMD”). The stated aim of the draft CMD is to provide authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The draft CMD currently contains similar resolution tools and powers to the Banking Act, including a ‘bail-in’ power which gives resolution authorities the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured debt claims to equity (subject to certain parameters). The draft CMD currently contemplates that it will be applied by Member States from 1 January 2015 except for the bail-in tool (in relation to certain instruments) which is to be applied from 1 January 2018.

The powers currently set out in the draft CMD would impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. However, the proposed directive is not in final form and changes may be made to it in the course of the legislative process. In addition, many of the proposals contained in the draft CMD have already been implemented in the Banking Act and it is currently unclear as to what extent, if any, the provisions of the Banking Act may need to change once the draft CMD is implemented. Accordingly, it is not yet possible to assess the full impact of the draft CMD on us and there can be no assurance that, once it is implemented, the fact of its implementation or the taking of any actions currently contemplated in it would not materially and adversely affect our operating results, financial position and prospects.

Santander UK plc 2012 Annual Report	321

Shareholder Information

Risk Factors continued

We are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

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

In the event that the FSCS raises funds from authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated cost to us may have a material adverse effect on our operating results, financial condition and prospects. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, the FSA announced in October 2011 that it was restarting its review of the funding of the FSCS and on 25 July 2012 it announced a consultation on proposed changes to the funding of the FSCS, with comments due by 25 October 2012. Following this consultation, whilst most of the proposals will be taken forward and will come into effect from 1 April 2013, other proposals relating to intermediaries and investment providers were revised and a consultation on these revised proposals closed on 18 February 2013. Changes as a result of this may affect the profitability of the Company (and other members of the Group required to contribute to the FSCS).

As a result of the structural reorganisation and reform of the UK financial regulatory authorities, it is proposed that the FSCS levies will be collected by the FCA under the new regime. It is possible that future policy of the FSCS and future levies on the firms authorised by the FSA may differ from those at present and that this could lead to a period of some uncertainty for members of the Group. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, we may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, the personnel we employ in supervising these activities may not have experience that is comparable to the level of sophistication of criminal organisations. To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licenses. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties) as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Changes in taxes and other assessments may adversely affect us.

The tax and other assessment regimes to which we and our customers are subject are regularly reformed, or subject to proposed reforms. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

The following paragraphs discuss three major reforms (the UK bank levy, FATCA and possible future changes in the taxation of banking groups in the European Union) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banks, including the Company.

UK Bank Levy: HM Treasury introduced an annual UK bank levy (“the Bank Levy”) via legislation in the Finance Act 2011. The Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to us. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 Capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities. The UK Government intends that the Bank Levy should raise at least £2.5bn each year. To offset the shortfall in Bank Levy receipts, and also to take account of the benefit to the banking sector of reductions in the rate of corporation tax, there was an increase in the rates of Bank Levy from 1 January 2012 with a further increase from 1 January 2013.

322	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

FATCA: Sections 1471 through 1474 of the US Internal Revenue Code (“FATCA”) impose a new reporting regime and potentially a 30% withholding tax with respect to certain payments to any non-US financial institution (a “foreign financial institution” or “FFI” (as defined by FATCA)) that (i) does not become a “Participating FFI” by entering into an agreement with the US Internal Revenue Service (the “IRS”) to provide the IRS with certain information in respect of its account holders and investors; or (ii) is not otherwise exempt from or in deemed compliance with FATCA. The Company is classified as an FFI.

Final regulations implementing FATCA were promulgated in January 2013. The new reporting and withholding regime will be phased in over time (with withholding beginning 1 January 2014 for certain payments from sources within the United States and 1 January 2017 for payments of gross proceeds on assets that could generate US source dividend or interest and “foreign pass thru payments” (a term not yet defined)).

The United States and the United Kingdom have entered into an agreement (the “US-UK IGA”) under which we expect to be treated as a Reporting FI and accordingly do not anticipate being required to deduct any tax under FATCA. We will, however, be required to comply with certain due diligence and reporting requirements to HMRC. There can be no assurance that we will be treated as a Reporting FI or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products. The Regulations implementing the UK-US IGA and accompanying guidance on their application were published in draft form in December 2012 and remain subject to further consultation and revision.

European Taxation: In September 2011, the European Commission (the “Commission”) tabled a proposal for a common system of financial transactions taxes (“FTT”). Despite intense discussions on this proposal there was no unanimity amongst the 27 Member States. Eleven Member States (“participating Member State”) requested enhanced cooperation on a FTT based upon the Commission’s original proposal. The Commission presented a Decision to this effect and this Decision was adopted by the EU’s Council of Finance Ministers at its committee meeting on 22 January 2013. The formal Directive was published on 14 February 2013, under which participating Member States may charge a FTT on all financial transactions with effect from 1 January 2014 where (i) at least one party to the transaction is established in the territory of a participating Member State and (ii) a financial institution established in the territory of a participating Member State is a party to the transaction acting either for its own account or for the account of another person, or is acting in the name of a party to the transaction. Whilst the UK is not a participating Member State, the Directive proposals are broad and as such may impact transactions completed by financial institutions operating in non-participating Member States. We are still assessing the proposals to determine the likely impact on us.

Changes in our pension liabilities and obligations could have a materially adverse effect on us.

We provide retirement benefits for many of our former and current employees in the United Kingdom through a number of defined benefit pension schemes established under trust. We have only limited control over the rate at which we pay into such schemes. Under the UK statutory funding requirements, employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees, although if they cannot agree, such rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.

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

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company which is connected with or an associate of such employer in circumstances where the Regulator considers it reasonable to issue. The risk of a contribution notice being imposed may inhibit our freedom to restructure or to undertake certain corporate activities.

Changes in the size of the deficit in the defined benefit schemes operated by us, due to reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in us having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce the Company’s capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with us before changing the pension schemes’ investment strategy, the trustees have the final say. Increases in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require us to make changes to its structure and business which could have an impact on our pension schemes or liabilities. For a discussion of the ICB’s recommendations see “We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations” on pages 318 to 319.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

Santander UK plc 2012 Annual Report	323

Shareholder Information

Risk Factors continued

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees and conducting business transactions with counterparties. Damage to our reputation, the reputation of Banco Santander, S.A. (as the majority shareholder in the Company), or the reputation of affiliates operating under the “Santander” brand or any of our other brands, can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including giving adopted inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our customers. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, goodwill impairment, provision for conduct remediation and pensions.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of our operations and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Different disclosure and accounting principles between the UK and the US may provide you with different or less information about us than you expect.

There may be less publicly available information about us than is regularly published about companies in the United States. Issuers of securities in the UK are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with more developed capital markets, including the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the disclosure required from foreign private issuers under the Exchange Act is more limited than the disclosure required from US issuers. In addition, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with UK GAAP, which differs from IFRS in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a US company and may be reported in a manner that you are not familiar with.

324	Santander UK plc 2012 Annual Report

Shareholder Information

Risk Factors continued

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking informational technology platform utilised by Banco Santander, S.A and the Group), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to our business and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as its competitors, this may result in a loss of the competitive advantages that we believe our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We rely on third parties for important infrastructure support products and services.

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We rely upon certain outsourced services (including information technology support, maintenance and consultancy services in connection with Partenon) provided by certain other members of the Banco Santander, S.A. group.

English law applicable to public companies and financial groups and institutions, as well as our articles of association, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder). Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favour.

Risks concerning enforcement of judgements made in the United States.

Santander UK plc is a public limited company registered in England and Wales. All of the Company’s Directors live outside the United States of America. As a result, it may not be possible to serve process on such persons in the United States of America or to enforce judgements obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the United States of America or any state thereof. The Directors’ Report on pages 181 to 192 of our 2012 Annual Report has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 181 to 192 of our 2012 Annual Report. Under this safe harbour, the Directors would be liable to the Company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Santander UK plc 2012 Annual Report	325

Shareholder Information

Contact Information

Santander UK plc principal executive office and registered office, principal office and investor relations department

2 Triton Square Regent’s Place London NW1 3AN	Phone number: 0870-607-6000

Santander shareholder department

Santander Shareholder Relations 2 Triton Square Regent’s Place London NW1 3AN	Phone numbers: 0871-384-2000 +44 (0) 121-415-7188 (outside the UK)	Email: shareholders@santander.com

Designated agent

The designated agent for service of process on Santander UK in the United States is Abbey National Treasury Services plc (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901.

Other information

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

Material contracts

Santander UK is party to various contracts in the ordinary course of business. For the three years ended 31 December 2012 there have been no material contracts entered into outside the ordinary course of business, except for the contract described below.

On 30 August 2011, the Company entered into an amended sale and purchase agreement with The Royal Bank of Scotland plc, National Westminster Bank plc, National Westminster Home Loans Limited which replaced the sale and purchase agreement between the same parties dated 4 August 2010. Under this contract the Company had agreed to acquire (subject to certain conditions) bank branches and business banking centres and associated assets and liabilities from The Royal Bank of Scotland group. This contract was terminated by mutual agreement of the parties on 12 October 2012.

Audit fees

See Note 8 to the Consolidated Financial Statements

Profit on part sale and revaluation of subsidiaries

No profits arose on sales of Santander UK group undertakings in the year (2011: £nil, 2010: £39m). In 2010, a gain of £87m arose on the revaluation of the Santander UK group’s original holding in Santander Consumer (UK) plc on the Santander UK group’s acquisition of the remaining shares.

Significant acquisitions and disposals

The results were not materially affected by the acquisition of the Santander Cards and Santander Consumer businesses acquired in October and November 2010, respectively, as described in Note 45 to the Consolidated Financial Statements.

Current and future accounting developments under IFRS

Details can be found in Note 1 to the Consolidated Financial Statements.

326	Santander UK plc 2012 Annual Report

Shareholder Information

Articles of Association

The following is a summary of the Articles of Association (the ‘Articles’) of the Company.

Santander UK plc is a public company registered in England and Wales, registered number 2294747. The Articles do not specifically state or limit the objects of the Company which are therefore unrestricted.

A Director shall not vote on, or be counted in the quorum in relation to any resolution of the Directors in respect of any contract in which he has an interest, or any resolution of the Directors concerning his own appointment, or the settlement or variation of the terms or the termination of his or her appointment.

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

Santander UK plc 2012 Annual Report	327

Shareholder Information

Glossary of Financial Services Industry Terms

Term used in the Annual Report	US equivalent or brief description of meaning
Accounts	Financial statements
Allotted	Issued
Articles of Association	Bylaws
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares or common stock and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Members	Shareholders
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Provisions	Liabilities
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders	Stockholders
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

328	Santander UK plc 2012 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Alternative A-paper (‘Alt-A’)	A US description for loans regarded as better risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

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

Banking net interest margin

Net interest income (adjusted to remove net interest income from the Treasury asset portfolio) divided by average commercial assets (mortgages, unsecured personal loans, credit cards, corporate loans and overdrafts).

Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel III

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards are expected to be implemented beginning in January 2014.

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

Collateralised Debt Obligation (‘CDO’)

Securities issued by a third party which reference ABS and/or certain other related assets purchased by the issuer. Santander UK has not established any programmes creating CDOs but acquired instruments issued by other banking groups as a result of the acquisition of Alliance & Leicester. The CDO portfolio has been run down.

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

Commercial Paper

An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of the Santander UK group and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be either discounted or interest-bearing.

Commercial Real Estate

Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages and industrial properties.

Common Equity Tier 1 Capital	Called-up share capital and eligible reserves less deductions specified in the CRD IV legislative package, including transitional provisions.

Common Equity Tier 1 Capital Ratio Assets	Common Equity Tier 1 capital as a percentage of risk weighted assets.

Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.

Santander UK plc 2012 Annual Report	329

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Core Tier 1 capital

Called up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the UK Financial Services Authority.

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.

Cost:income ratio	Operating expenses as a percentage of total income.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances.

Covered bonds

Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.

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

Credit risk

The risk of financial loss arising from the default of a customer or counterparty to which the Santander UK group has directly provided credit, or for which the Santander UK group has assumed a financial obligation, after realising collateral held. Credit risk includes residual credit risk and concentration risk.

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

Customer accounts/customer deposits

Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

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

Debt securities in issue

Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset

Income taxes that are recoverable in future periods as a result of deductible temporary differences and the carry-forward of tax losses and unused tax credits. Temporary differences arise due to timing differences between the accounting value of an asset or liability recorded and its value for tax purposes (tax base) that result in tax deductible amounts in future periods.

330	Santander UK plc 2012 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
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

Defined contribution plan

A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer’s obligation is limited to its contributions to the fund.

Delinquency	See ‘Arrears’.

Deposits by banks

Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short-term deposits. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Banks Trading Liabilities or Financial Liabilities designated at Fair Value.

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

Discount Window Facility (‘DWF’)

The Discount Window Facility (‘DWF’) is a bilateral facility introduced by the Bank of England designed to address short-term liquidity requirements without distorting banks’ incentives for prudent liquidity management. Eligible banks and building societies may borrow gilts, for 30 or 364 days, against a wide range of collateral in return for a fee, which varies with the collateral used and the total size and maturity of borrowings.

Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.

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

Expected loss

The Santander UK group measure of anticipated loss for exposures captured under an internal ratings-based credit risk approach for capital adequacy calculations. It is measured as the Santander UK group-modelled view of anticipated loss based on Probability of Default, Loss Given Default and Exposure at Default, with a one-year time horizon.

Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.

Exposure at default (‘EAD’)

The estimation of the extent to which the Santander UK group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

Extended Collateral Term Repo (‘ECTR’) Facility	Contingency liquidity facility introduced by the Bank of England to mitigate risks to financial stability arising from a market-wide shortage of short-term sterling liquidity.

Fair value adjustment

An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Services Compensation Scheme (‘FSCS’)

The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (‘FSMA’) 2000. The FSCS can pay compensation to customers if a UK FSA authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the UK FSA, including Santander UK plc and other members of the Santander UK group.

Santander UK plc 2012 Annual Report	331

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
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

Foundation Internal Ratings-based (‘IRB’) approach

A method for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.

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

Funding for Lending Scheme (‘FLS’)

A scheme designed by the Bank of England and HM Treasury to incentivise banks and building societies to boost their lending to UK households and non-financial companies. It aims to do this by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to their performance in lending to the UK non-financial sector.

Gain on acquisition

The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Home loan (Residential mortgage)

A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

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

Individually assessed loan impairment provisions

Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.

Interest spread	The difference between the gross yield on average interest-earning assets and the interest rate paid on average interest-bearing liabilities.

Internal Capital Adequacy Assessment Process (‘ICAAP’)

The Santander UK groups own assessment of its regulatory capital requirements, as part of Basel II. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s risk appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.

Internal ratings-based approach (‘IRB’)

The Santander UK group’s method, under Basel II framework, of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters. It is a more sophisticated technique in credit risk management and can be Foundation IRB or Advanced IRB.

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

332	Santander UK plc 2012 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
ISDA (International Swaps and Derivatives Association) Master agreement	Standardised contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.

Level 1 - quoted market prices

The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.

Level 2 - valuation techniques using observable inputs

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

Level 3 - valuation techniques with significant unobservable inputs

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

Loan loss rate	Defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Loan to deposit ratio	The ratio of the book value of the Santander UK group’s customer assets (i.e. retail and corporate assets) divided by its customer liabilities (i.e. retail and corporate deposits).

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

Medium-Term Notes (‘MTNs’)

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

Santander UK plc 2012 Annual Report	333

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Over the counter (‘OTC’) derivatives

Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.

Past due

A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due. In the Santander UK group’s retail loans book, a loan or advance is considered past due when any contractual payments have been missed. In the Santander UK group’s corporate loans book, a loan or advance is considered past due when 90 days past due, and also when the Santander UK group has reason to believe that full repayment of the loan is in doubt.

Potential problem loans

Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

Prime/ prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments	Equity holdings in operating companies not quoted on a public exchange.

Probability of default (‘PD’)

The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, the Santander UK group assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Project Merlin

Encompasses statements made by the major UK banks (Barclays, HSBC, Lloyds Banking Group, The Royal Bank of Scotland and Santander UK plc) and the UK Government to demonstrate their clear and shared intent to work together to help the UK economy recover and grow particularly with regard to promoting lending to business.

Regulatory capital

The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK Financial Services Authority for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.

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

Restructured/refinanced loans (in NPL and Other)

Loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised. When the restructure/refinancing takes place when the loan is already classified as NPL, then the loan is termed “Restructured/refinanced loans in NPL”. When the restructure/refinancing takes place when the loan is not classified as NPL, then the loan is termed “Other restructured/refinanced loans”.

Retail IRB approach

The Santander UK group’s internal method of calculating credit risk capital requirements for its key retail portfolios. The UK Financial Services Authority approved the Santander UK group’s application of the Retail IRB approach to the Santander UK group’s credit portfolios with effect from 1 January 2008.

Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.

Return on average tangible book value	The profit attributable to equity shareholders divided by average tangible book value.

Risk appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.

334	Santander UK plc 2012 Annual Report

Shareholder Information

Glossary of Financial Services Industry Terms continued

Term used in the Annual Report	Definition
Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the UK Financial Services Authority.

Securitisation

Securitisation is a process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. Securitisation is the process by which ABS (asset backed securities) are created. A company sells assets to an SPE (special purpose entity) which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities or residential mortgage-backed securities (‘RMBS’) as well as commercial mortgage-backed securities. The Santander UK group has established several securitisation structures as part of its funding and capital management activities.

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

Total operating income

Total operating income comprises net interest and similar income, net fee and commission income and net trading and other income, as described in Notes 3, 4 and 5, respectively, of the Consolidated Financial Statements.

Traded market risk	See ‘Market risk’

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

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

Santander UK plc 2012 Annual Report	335

Shareholder Information

Forward-looking Statements

Santander UK plc (the ‘Company’) and its subsidiaries (together ‘Santander UK’ or the ‘Santander UK group’) may from time to time make written or oral forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

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

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on Santander UK’s behalf. Some of these factors, which could affect the Group’s business, financial condition and/or results of operations, are considered in detail in the Risk Management Report on pages 62 to 162 and the Risk Factors section on pages 310 to 325 and they include:

•

the effects of UK economic conditions (e.g. lack of growth in the UK economy, rising unemployment, increased taxation and reduced consumer and public spending) and particularly the UK real estate market;

•	the effects of conditions in global financial markets (e.g. increased market volatility and disruption, reduced credit availability and increased commercial and consumer loan delinquencies);

•	the extent to which regulatory capital and liquidity requirements and any changes to these requirements may limit the Group’s operations;

•	the Group’s ability to access liquidity and funding on acceptable financial terms;

•	the Group’s exposure to UK Government debt and to the risks faced by other financial institutions;;

•	the effects of the ongoing economic and sovereign debt tensions in the eurozone;

•	the effects of any changes to the credit rating assigned to the Group, any member of the Group or any of their respective debt securities;

•	the effects of fluctuations in interest rates, currency exchange rates, basis spreads, bond and equity prices and other market factors;

•	the extent to which the Group may be required to record negative fair value adjustments for its financial assets due to changes in market conditions;

•

the credit quality of borrowers, the Group’s ability to assess this and control the level of non-performing loans, loan prepayment and the enforceability of collateral, including real-estate securing such loans;

•	the extent which the Group may be exposed to operational losses (e.g. failed internal or external processes, people and systems);

•	risks associated with the Group’s derivative transactions;

•

the effects of competition, or intensification of such competition, in the financial services markets in which the Group conducts business and the impact of customer perception of the Group’s customer service levels on existing or potential business;

•	the Group’s exposure to certain sectors or customers, such as SMEs and individuals;

•	the ability of the Group to manage any future growth effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing its existing customer base);

•

the ability of the Group to realise the anticipated benefits of its business combinations and the exposure, if any, of the Group to any unknown liabilities or goodwill impairments relating to acquired businesses;

•	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which the Group operates;

•	the effects of the proposed reform and reorganisation of the structure of the UK Financial Services Authority and of the UK regulatory framework that applies to members of the Group;

•	the effects of any new reforms to the UK mortgage lending and the personal loans market.

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

•	the effects which the UK Banking Act 2009 may have, should the HM Treasury, the Bank of England and/or the FSA exercise their powers under this Act in the future against the Company;

•	the risk of third parties using the Group as a conduit for illegal activities without the Group’s knowledge;

•	the effects of taxation requirements and other assessments and any changes thereto in each location in which the Group operates;

•	the effects of any changes in the pension liabilities and obligations of the Group;

•	the ability of the Group to recruit, retain and develop appropriate senior management and skilled personnel;

•	the effects of any changes to the reputation of the Group, any member of the Group or any affiliate operating under the Group’s brands;

•	the basis of the preparation of the Company’s and Group’s financial statements and information available about the Group;

•	the Group’s dependency on its information technology systems and on other group companies and third parties for essential services; and

•	The Group’s success at managing the risks to which it is exposed, including the items above.

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

Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report and Accounts, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Santander UK relies in making such disclosure.

336	Santander UK plc 2012 Annual Report

Other Information for US Investors

Selected Financial Data

The financial information set forth below for the years ended 31 December 2012, 2011 and 2010 and at 31 December 2012 and 2011 has been derived from the audited Consolidated Financial Statements of Santander UK plc (the ‘Company’) and its subsidiaries (together, the ‘Santander UK group’) prepared in accordance with IFRS included elsewhere in this Annual Report and Accounts. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2009 and 2008, and at 31 December 2010, 2009 and 2008, has been derived from the audited Consolidated Financial Statements of the Santander UK group for 2010, 2009 and 2008 not included in this Annual Report and Accounts. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006. The auditor’s report on the Consolidated Financial Statements for each of the five years ended 31 December 2012 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the Santander UK group for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 were audited by Deloitte LLP.

BALANCE SHEETS

	2012(1) US$m	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Assets
Cash and balances at central banks	47,618	29,282	25,980	26,502	4,163	4,017
Trading assets	36,586	22,498	21,891	35,461	33,290	26,264
Derivative financial instruments	49,023	30,146	30,780	24,377	22,827	35,125
Financial assets designated at fair value	6,197	3,811	5,005	6,777	12,358	11,377
Loans and advances to banks	3,965	2,438	4,487	3,852	9,151	16,001
Loans and advances to customers	312,079	191,907	201,069	195,132	186,804	180,176
Available for sale securities	8,916	5,483	46	175	797	2,663
Loans and receivables securities	2,047	1,259	1,771	3,610	9,898	14,107
Macro hedge of interest rate risk	1,987	1,222	1,221	1,091	1,127	2,188
Intangible assets	3,781	2,325	2,142	2,178	1,446	1,347
Property, plant and equipment	2,506	1,541	1,596	1,705	1,250	1,202
Current tax assets	55	34	—	277	85	212
Deferred tax assets	124	76	257	566	946	1,274
Retirement benefit assets	413	254	241	—	—	—
Other assets	1,249	768	1,088	1,157	1,149	1,357

Total assets	476,548	293,044	297,574	302,860	285,291	297,310

Liabilities
Deposits by banks	16,156	9,935	11,626	7,784	5,811	14,488
Deposits by customers	242,364	149,037	148,342	152,643	143,893	130,245
Derivative financial instruments	46,934	28,861	29,180	22,405	18,963	27,810
Trading liabilities	34,327	21,109	25,745	42,827	46,152	40,738
Financial liabilities designated at fair value	6,508	4,002	6,837	3,687	4,423	5,673
Debt securities in issue	96,956	59,621	52,651	51,783	47,758	58,511
Subordinated liabilities	6,149	3,781	6,499	6,372	6,949	8,863
Other liabilities	4,108	2,526	2,571	2,026	2,323	2,342
Provisions	1,486	914	970	185	91	207
Current tax liabilities	7	4	271	492	300	518
Deferred tax liabilities	—	—	—	209	336	405
Retirement benefit obligations	496	305	216	173	1,070	813

Total liabilities	455,491	280,095	284,908	290,586	278,069	290,613

Share capital	6,503	3,999	3,999	3,999	2,709	1,148
Share premium account	9,139	5,620	5,620	5,620	1,857	3,121
Retained earnings	5,386	3,312	3,021	2,628	1,911	1,678
Other reserves	29	18	26	27	29	39

Total shareholders’ equity	21,058	12,949	12,666	12,274	6,506	5,986
Non-controlling interest	—	—	—	—	716	711

Total equity	21,058	12,949	12,666	12,274	7,222	6,697

Total liabilities and equity	476,548	293,044	297,574	302,860	285,291	297,310

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.63, the noon buying rate on 31 December 2012.

Santander UK plc 2012 Annual Report	337

Other Information for US Investors

Selected Financial Data continued

INCOME STATEMENTS

	2012(1) US$m	2012 £m	2011 £m	2010 £m	2009 £m	2008(2) £m
Net interest income	4,751	2,915	3,830	3,814	3,412	1,772
Net fee and commission income	1,467	900	918	699	824	671
Net trading and other income	1,769	1085	437	521	460	561

Total operating income	7,987	4,901	5,185	5,034	4,696	3,004

Administration expenses	(3,221)	(1,976)	(1,995)	(1,793)	(1,848)	(1,343)
Depreciation, amortisation and impairment	(401)	(246)	(447)	(275)	(260)	(202)

Total operating expenses, exc provisions and charges	(3,622)	(2,222)	(2,442)	(2,068)	(2,108)	(1,545)

Impairment losses on loans and advances	(1,645)	(1,009)	(565)	(712)	(842)	(348)
Provisions for other liabilities and charges	(716)	(439)	(917)	(129)	(56)	(17)

Total operating provisions and charges	(2,360)	(1,448)	(1,482)	(841)	(898)	(365)

Profit before tax	2,007	1,231	1,261	2,125	1,690	1,094
Taxation charge	(476)	(292)	(358)	(542)	(445)	(275)

Profit for the year	1,531	939	903	1,583	1,245	819

Attributable to:
Equity holders of the parent	1,531	939	903	1,544	1,190	811
Non-controlling interest	—	—	—	39	55	8

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.63, the noon buying rate on 31 December 2012.
(2)	The transfer of Alliance & Leicester plc to Santander UK plc was accounted for with effect from 10 October 2008.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 15 March 2013 was US$1.51.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:
2012	1.63	1.53	1.59	1.63
2011	1.67	1.54	1.60	1.55
2010	1.64	1.43	1.55	1.54
2009	1.70	1.37	1.57	1.62
2008	2.03	1.44	1.85	1.46
Months ended:
March 2013(2)	1.51	1.49	1.50	1.51
February 2013	1.58	1.51	1.55	1.52
January 2013	1.63	1.57	1.60	1.58
December 2012	1.63	1.60	1.61	1.63
November 2012	1.61	1.58	1.60	1.60
October 2012	1.62	1.59	1.61	1.61
September 2012	1.63	1.59	1.61	1.61

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
(2)	With respect to March 2013 for the period from 1 March to 15 March.

338	Santander UK plc 2012 Annual Report

Other Information for US Investors

Selected Financial Data continued

SELECTED STATISTICAL INFORMATION

	2012%	2011%	2010%	2009%	2008(1) %
Profitability ratios:
Return on assets (2)	0.31	0.29	0.54	0.43	0.37
Return on ordinary shareholders’ funds(3)	7.3	7.2	16.9	19.9	20.4
Return on average tangible book value(4)	9.1	9.0	21.5	24.9	21.8
Banking net interest margin(5)	1.44	1.88	1.94	1.78	1.42
Cost-to-income ratio(6)	45	47	41	45	51
Dividend payout ratio(7)	48	47	49	40	55
Non-performing loans ratio(8)	2.16	1.93	1.84	1.90	—
Loan-to-deposit ratio(9)	130	136	128	132	—

Capital ratios:
Equity to assets ratio(10)	4.33	4.04	3.13	2.26	1.83
Core Tier 1 capital	12.2	11.4	11.5	6.8	6.2
Total capital ratio	18.2	20.6	20.6	17.6	14.0

Ratio of earnings to fixed charges:(11)
- Excluding interest on retail deposits	169	217	363	202	137
- Including interest on retail deposits	126	133	166	143	118

(1)	The transfer of Alliance & Leicester plc to Santander UK plc was accounted for with effect from 10 October 2008.
(2)	Profit after tax divided by average total assets.
(3)	Profit after tax divided by average ordinary shareholders’ funds.
(4)

Return on average tangible book value (‘RoTBV’) is defined as the profit attributable to equity shareholders divided by average tangible book value (average total equity less non-controlling interests, preference shares, goodwill and intangible assets). During 2012, the strategic objectives and key performance indicators for the Santander UK group for the medium term were updated. RoTBV was introduced as a key performance indicator at that time. Management reviews RoTBV in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. A reconciliation between RoTBV and return on ordinary shareholders’ funds is as follows:

	2012 £m	2011 £m	2010 £m
Profit after tax	939	903	1,583
Preference dividends	(57)	(57)	(40)
Non-controlling interests	—	—	(39)

Profit attributable to equity shareholders	882	846	1,504

Average total equity	12,808	12,470	9,748
Average non-controlling interests	—	—	(358)

Average ordinary shareholders’ funds	12,808	12,470	9,390
Average preference shares	(894)	(894)	(596)
Average goodwill and intangible assets	(2,234)	(2,160)	(1,812)

Average tangible book value	9,680	9,416	6,982

Return on ordinary shareholders’ funds	7.3	7.2	16.9
Return on average tangible book value	9.1	9.0	21.5

(5)

Banking net interest margin (‘Banking NIM’, previously called ‘Commercial Banking Margin’) is defined as net interest income (adjusted to remove net interest income from the Treasury asset portfolio) divided by average commercial assets (including mortgages, unsecured personal loans, corporate loans and overdrafts). Management reviews Banking NIM in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. A reconciliation between Banking NIM and net interest margin is as follows:

	2012 £m	2011 £m	2010 £m
Net interest income	2,915	3,830	3,814
Net interest income on the Treasury asset portfolio	(15)	(23)	(46)

Banking net interest income	2,900	3,807	3,768

Average interest earning assets	235,135	230,490	220,813
Average commercial assets	202,028	202,839	194,154

Net interest margin	1.24	1.66	1.73
Banking net interest margin	1.44	1.88	1.94

(6)	The cost-to-income ratio is defined as total expenses divided by total income.
(7)	Ordinary equity dividends declared divided by profit after tax.
(8)	Non-performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(9)	The loan-to-deposit ratio is defined as customer assets divided by customer liabilities.
(10)	Average ordinary shareholders’ funds divided by average total assets.
(11)

For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

Santander UK plc 2012 Annual Report	339

Other Information for US Investors

Taxation for US Investors

The following is a summary, under current law, of the principal UK tax considerations relating to the beneficial ownership by a US taxpayer of the securities of the Company. The following summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the perpetual securities as capital assets. US residents should consult their local tax advisers, particularly in connection with any potential liability to pay US taxes on disposal, lifetime gift or bequest of their perpetual securities.

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

Share Information

Sterling-denominated preference shares

At 31 December 2012, the Company had outstanding 325,300,002 sterling-denominated preference shares. 325,000,000 of these sterling preference shares, nominal value of £1.00 each were issued in October 1995, February 1996 and June 1997. In addition, the Company issued 300,002 sterling preference shares, nominal value of £1.00 each in April 2010.

Major shareholders

At 31 December 2012, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L. On 12 November 2004, Banco Santander, S.A. acquired the entire issued ordinary share capital of the Company by means of a scheme of arrangement under Section 425 of the Companies Act 1985.

On 3 August 2010, Banco Santander, S.A., through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., injected £4,456m of equity capital into Santander UK plc.

Exchange controls

There are no UK laws, decrees or regulations that restrict Santander UK’s export or import of capital, including the availability of cash and cash equivalents for use by Santander UK, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors above.

340	Santander UK plc 2012 Annual Report

Other Information for US Investors

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

During the period covered by this annual report an Iranian national, resident in the UK, who is currently designated by the U.S. and the UK under the Iran Sanctions regime held a mortgage with Santander UK plc that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2012, total revenue in connection with the mortgage was £10,768.38 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions.

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Banco Santander group:

The same Iranian national referred to above also holds two investment accounts with Santander Asset Management UK Limited, part of the Banco Santander group. The accounts have remained frozen throughout 2012. The investment returns are being automatically reinvested and no disbursements have been made to the customer. Total revenue in connection with the investment accounts was £208.15 whilst net profits were negligible in 2012 relative to the overall profits of Banco Santander, S.A..

In addition, the Banco Santander group has certain legacy export credits and performance guarantees with Bank Sepah and Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List.

•

With respect to Bank Sepah, Banco Santander, S.A. entered into bilateral credit facilities in May 1996 and in February 2004 of US$95.7m and US$4.2m, respectively. The former matured on May 29, 2012 and the latter matures on September 11, 2013. As of December 31, 2012, euro 0.5m remained outstanding under the 2004 bilateral credit facility.

•

With respect to Bank Mellat, Banco Santander, S.A. entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of euro 25.9m. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander, S.A. participated in a syndicated credit facility for Bank Mellat of euro 15.5m, which matures on July 6, 2015. As of December 31, 2012, the Banco Santander group was owed euro 6.5 million under this credit facility.

Both Bank Sepah and Bank Mellat have been in default under all of these agreements in recent years and Banco Santander, SA has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Banco Santander, S.A. under these facilities since they were granted.

The Banco Santander group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Banco Santander group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately euro 120,000 gross revenues and approximately euro 15,000 net loss to the Banco Santander group in 2012, which primarily resulted from the performance of export credit agencies rather than any Iranian entity. Banco Santander, S.A. has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. Banco Santander, S.A. is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, Banco Santander, S.A. intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Santander UK plc 2012 Annual Report	341

Other Information for US Investors

Cross-reference to Form 20-F

Part I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected Financial Data	337
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	310
4	Information on the Company	History and Development of the Company	3
		Business Overview	7
		Organisational Structure	2
		Property, Plant and Equipment	48
4A	Unresolved Staff Comments		N/a
5	Operating and Financial Review and Prospects	Operating Results	19
		Liquidity and Capital Resources	53
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	7
		Off-Balance Sheet Arrangements	52
		Contractual Obligations	52
6	Directors, Senior Management and Employees	Directors and senior management	163
		Compensation	179
		Board Practices	166
		Employees	186
		Share Ownership	180, 283
7	Major Shareholders and Related Party Transactions	Major Shareholders	340
		Related Party Transactions	184, 285
		Interests of Experts and Counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	201
		Significant Changes	9, 181
9	The Offer and Listing	Offer Listing and Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*
10	Additional Information	Share Capital	*
		Articles of Association	327
		Material Contracts	326
		Exchange Controls	N/a
		Taxation	340
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	326
		Subsidiary Information	N/a
11	Quantitative and Qualitative Disclosures about Market Risk		117
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II
13	Defaults, Dividend Arrearages and Delinquencies		N/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a
15	Controls and Procedures	Disclosure Controls and Procedures	191
		Management’s Annual Report on Internal Control over Financial Reporting	191
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes in Internal Control Over Financial Reporting	191
16A	Board Audit Committee Financial Expert		169
16B	Code of Ethics		187
16C	Principal Accountant Fees and Services		233
16D	Exemptions from the Listing Standards for Board Audit Committees		N/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a
16F	Change in Registrant’s Certifying Accountant		N/a
16G	Corporate Governance		165
Part III
17	Financial Statements		N/a
18	Financial Statements		201
19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

342	Santander UK plc 2012 Annual Report

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK plc

By:	/s/ Ana Botín
Ana Botín
Chief Executive Officer

Dated: 14 March 2013

EXHIBIT INDEX

Exhibits[1]

1.1	Articles of Association of Santander UK plc[2]

7.1	Statement of ratio of earnings to fixed charges[3]

8.1	List of Subsidiaries of Santander UK plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP[3]

[1]

Documents concerning Santander UK plc referred to within the Annual Report on Form 20-F 2012 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK plc.

[2]	As previously furnished with the Securities and Exchange Commission on the Form 6-K dated 10 March 2010 of Santander UK plc.
[3]	Incorporated by reference into Registration Statement Nos. 333-172925, 333-10232 and 333-11320 on Forms F-3.