Form 20-F
period 2014-12-31
Santander UK plc
filed 2015-03-04
CIK 1087711

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

1.650% Notes due September 29, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange
Floating Rate Notes due September 29, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.350% Notes due September 10, 2019, issued by Abbey National Treasury Services plc *	New York Stock Exchange
1.375% Notes due March 13, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange
4.000% Notes due March 13, 2024, issued by Abbey National Treasury Services plc *	New York Stock Exchange
Floating Rate Notes due March 13, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange

3.050% Notes due August 23, 2018, issued by Abbey National Treasury Services plc *	New York Stock Exchange
4.000% Notes due April 27, 2016, issued by Abbey National Treasury Services plc *	New York Stock Exchange

*	Guaranteed by Santander UK plc

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

Ordinary shares of nominal value of £0.10 each*	31,051,768,866
10 3/8% Non-cumulative Preference Shares of nominal value of £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value of £1 each	125,000,000
Series A Fixed/Floating Rate Non-cumulative Preference Shares of nominal value of £1 each	34,933

*	All of the issued and outstanding ordinary shares of Santander UK plc are held by Santander UK Group Holdings Limited.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Santander UK plc
Annual Report 2014

Simple Personal Fair
What a bank should be

Santander

2014 business and financial highlights

We are pleased to report strong results for 2014, with continued improvement in profitability and strong commercial momentum. We are gaining more personal current account switchers than any other UK bank, while broadening the range of products and services we offer to UK companies.

Net interest income	Profit before tax	Banking NIM(1)

£3,434m	£1,399m	1.82%

Up 16% in 2014, with higher margins and increased lending across all core segments.	Up 26% in 2014, with continued growth in net interest income, a strong focus on efficiency and well performing retail and corporate loan portfolios.	Up 27 basis points in 2014, largely due to lower cost of retail liabilities.

Cost-to-income ratio	CET 1 capital ratio	Loan-to-deposit ratio

54%	11.9%	124%

Unchanged in 2014 with cost efficiency maintained to accommodate investment. Income grew by two percentage points more than expenses.	Up from 11.6%(1), with the PRA end point T1 leverage ratio at 3.8% from 3.3% in 2013.	Improved two percentage points in 2014, reflecting strong growth in current account balances.

Gross mortgage lending	Lending to corporates	Retail customer satisfaction

+43%	+8%	59.7%

Gross mortgage lending of £26.3bn in 2014 with net mortgage lending of £2.0bn.	Up by a net £1.8bn in 2014 to a total of £23.9bn, maintaining positive momentum in an increasingly competitive market.	Gap between Santander UK and the average of 3 highest performing peers largely closed. Santander UK was the most improved bank since December 2012(2).

This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking Statements’ on page 353. For definitions of terms used in this Annual Report, see ‘Glossary’ on page 348.

Santander UK plc (the ‘Company’) and its subsidiaries (collectively ‘Santander UK’ or the ‘Santander UK group’) operate primarily in the UK, are regulated by the UK Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’) and are part of the Banco Santander, S.A. group (the ‘Banco Santander group’).

(1) Non-IFRS measure. See page 355.

(2) Retail customer satisfaction as measured by the Financial Research Survey (‘FRS’) run by GfK NOP. See ‘Glossary’ on page 348.

Santander UK plc Annual Report 2014	We have further evolved the 2014 Annual Report in order to give readers more insight into the strategy, governance, risk management and financial performance of our business.

Strategic report

	2	Our heritage and Santander UK today

	4	Chair’s review

	8	Chief Executive Officer’s review

	14	Chief Financial Officer’s review

	18	Corporate Governance and Corporate Social Responsibility summary

Risk review

	26	Risk governance

	36	Top and emerging risks

	39	Credit risk

	90	Market risk

	96	Balance sheet management risk

	126	Other risks

	136	Areas of focus and other items

Governance

	146	Directors

	152	Corporate Governance report

	170	Directors’ Remuneration report

	182	Directors’ report

Financial review

	190	Income statement review

	205	Balance sheet review

	218	Cash flows

Financial statements

	220	Report of independent registered public accounting firm

	223	Primary financial statements

	230	Notes to the financial statements

Shareholder information

	327	Risk factors

	347	Contact and other information

	348	Glossary of financial services industry terms

	353	Forward-looking statements

	354	Selected financial data

Other information for US investors

	358	Risk elements in the loan portfolio

	361	Taxation for US investors

	362	Articles of association

	363	ITRA

	364	NYSE Corporate Governance

	365	Cross-reference to Form 20-F

1

Strategic report

Our heritage	Santander UK, a key subsidiary of the Banco Santander group, was formed from the acquisition of three former building societies.

Abbey National Building Society formed with the merger of two long-standing building societies			Bradford & Bingley savings business and branches acquired by Santander UK plc		Abbey, Alliance & Leicester and Bradford & Bingley rebranded as Santander UK
1944	1989	2004	2008	2009	2010
	Abbey National plc incorporated in 1998. Listed on the London	Abbey National plc acquired by Banco Santander, S.A.		Alliance & Leicester plc transferred to Santander UK plc (acquired by Banco
	Stock Exchange in 1989			Santander, S.A. in 2008)

Banco Santander group customers

117 million

Banco Santander group is a retail and commercial bank, based in Spain, with a presence in ten main markets and is the largest bank in the eurozone by market capitalisation.

Founded in 1857, the Banco Santander group has over 12,000 branches and 185,000 employees across the globe. The Banco Santander group is also the largest private financial group in Latin America and has a significant presence in the UK, Portugal, Germany, Poland and the US.

The Banco Santander group operates a subsidiary model across the group where businesses, such as Santander UK, are responsible for their own liquidity, funding and capital, but benefit from shared resources, operational capability and branding.

See page 182 on the subsidiary model

Banco Santander group attributable profit €5.8bn Up 39% from €4.2bn in 2013, with the UK region contributing 17% of the global total.

2	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	An overview of our history and heritage and a snapshot of Santander UK today

Santander UK today	As one of the leading financial services providers in the UK, serving more than 14 million active customers with 20,000 employees, our purpose is to help people and businesses prosper.

Annual Report 2014	3

Strategic report	Helping people and businesses prosper

Chair’s review

“Since becoming Chair in 2002, the UK banking landscape has changed significantly. As I hand over the stewardship, Santander UK is well placed to succeed in a challenging environment.”

Lord Burns

Chair

24 February 2015

Our purpose is to help people and businesses prosper as we build the Best Bank in the UK – a bank that is Simple, Personal and Fair.

Overview

2014 was a year of many important milestones along our strategic transformation journey. We remain committed to building a bank that is simple to deal with, has personal understanding of its customers and treats everyone fairly. Our business model is well aligned to these goals and to addressing the opportunities and trends in the economy. In 2014, we continued to improve our profitability and to strengthen further our balance sheet, underpinned by the strategic transformation of the business in the last few years.

The Board

There have been a number of important leadership changes during the year. As Chief Executive Officer (‘CEO’) of Santander UK, Ana Botín led the business until her appointment as Executive Chairman of Banco Santander in September 2014. During her tenure, she did much, alongside the management team, to drive the business transformation and she left a great legacy and a clear strategy which we will continue to implement. We welcomed back Nathan Bostock as Deputy CEO in August 2014 and the following month he succeeded Ana as CEO upon her appointment as Executive Chairman of Banco Santander. An overview of the CEO appointment process is outlined on the next page.

On 1 January 2015, Shriti Vadera joined the Board as Joint Deputy Chair and will succeed me as Non-Executive Chair on 30 March 2015. We are proud and excited to welcome Shriti; her banking experience and deep expertise in UK and global economic issues ensure that she is well placed to develop and lead the Board. I know she is committed to building on our record as a scale challenger in UK banking, and our purpose to help people and businesses prosper.

A number of other significant changes also took place. In April 2014, José Maria Nus left the Board to take up a senior role at Banco Santander, S.A.. On 12 February 2015, Bruce Carnegie-Brown was appointed First Vice Chairman and lead Independent Director of the Banco Santander group Board, at which point he ceased to be independent in the UK. Bruce will, however, remain on our Board as a Non-Executive Director.

Our culture and people

This year, we continued to embed Simple, Personal, Fair: the Santander Way into our culture, setting out how everyone is expected to act and conduct themselves. We also launched a framework called ‘the Compass’, which is outlined on pages 6 and 7. It helps track our progress against our strategic priorities and the aim of meeting the expectations of our main stakeholders.

Empowering our people

95%

Staff took advantage of the wide training resources available, with 95% undertaking some form of learning in 2014.

Supporting our communities

2,700

The Santander UK Foundation provides grants to UK registered charities, and in 2014 over 2,700 charities benefited from this.

4	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Lord Burns sets out changes to the Board and gives an overview of our people and our culture

See Governance report on page 145

See Corporate Social Responsibility review on page 22

To help embed the Compass, win the support of our staff for this framework and ultimately progress towards our strategic goals, the CEO and executives delivered a series of roadshows across the country. This was supported by communication packs and newsletters that explained our key objectives.

In May 2014, our crowd-sourcing platform, Better Together, was enhanced so that staff could submit ideas or proposals at any time to make Santander UK more simple, personal and fair. Our employees have responded enthusiastically and so far over 650 ideas have been submitted covering all four compass quadrants. Of the ideas analysed, almost 30% have already being taken forward or delivered, with the rest under review for potential future delivery. To stimulate debate on how to help transform our business we also provided regular updates through CEO comms, corporate newsletters and blogs.

We have continued our transformation towards becoming a sustainable customer-focused business. We have built many more loyal and satisfied customer relationships while at the same time we have created a corporate banking capability on which we can build a broader and stronger business. We can be pleased with the growth we have achieved and with the progress in our transformation, and we have positioned the business for further improvements going forward.

I would like to thank all of my colleagues, who have responded so well to Simple, Personal, Fair: the Santander Way. They have done so much to further transform the business in the past year. Their pride, commitment and loyalty has been admirable and underpins the success of our business.

Looking forward

I remain confident that Santander UK has the right strategy and leadership so that we can continue to deliver value for our people, customers, shareholders and communities. On the following pages, I outline how we use the Compass to measure progress towards our strategic priorities and how our business model creates value for all stakeholders.

CEO succession

We spent a great deal of time throughout 2014 ensuring that a strong succession pipeline was in place, and the appointment of Nathan Bostock as Deputy CEO in August 2014 represented a key step in ensuring that we were well positioned.

In September 2014, Ana Botín was appointed to the role of Group Executive Chairman of Banco Santander, S.A. following the death of Emilio Botín.

While the Board undertook an orderly process to identify a new CEO in the UK, Nathan Bostock, Deputy CEO, became responsible for ensuring continuity in all operations and strategy during the transition period.

Upon the conclusion of the search process, the Board selected Nathan as CEO in September 2014, and Ana subsequently transitioned to a Non-Executive role.

Nathan brings a wealth of experience and an excellent track record in banking, operating at executive levels in the banking sector for over 22 years. He will be vital to the delivery of our transformation programme.

Annual Report 2014	5

Strategic report	Helping people and businesses prosper

Chair’s review continued	Our purpose is to help people and businesses prosper. The Compass keeps us on track and helps measure progress towards our strategic priorities.

Our aim

To become the best bank for all our stakeholders

Simple
Personal
Fair
People
We are valued
We can achieve our career goals
We work as a team with engaging and inspiring leaders
Customers
New customers put their trust in us
Customers get the best experience
Customers reward us with their loyalty
Shareholders
We are building a more diversified franchise in the UK
We identify, assess, manage and report risk
We earn a sustainable return
Communities
We help members of our communities to expand their knowledge and skills
We help local businesses grow
We make a difference in our local communities

Our values – the Santander Way

Simple	Personal	Fair
– We will offer our customers a service that is convenient and products that are easy to understand, however and whenever they choose to bank with us. – We will make our processes better so they are easy and clear for our customers and our people.	– We will treat our customers as valued individuals, providing a professional service they can trust. – We will support our colleagues to develop their skills and achieve their ambitions.	– We will be open, honest and treat others as we would like to be treated. – We will earn our investors a sustainable return and do our part to help our communities.

6	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Lord Burns introduces what we need to do to achieve our goals and how we will operate and create value

Our business model creates value for our people, our customers, our shareholders and our communities.

Communities

Creating value
We support our communities to fulfil our responsibilities to society and deepen our links with those whom we serve.

How do we do this?
We deliver community support by focusing on three priority areas: education, employment and enterprise. Financial support for people in education is via Santander Universities, Breakthrough programme supports fast-growing enterprises and the Santander Foundation provides grants to local charities.

For more see page 22

People

Creating value
We attract and retain the most talented and committed people, who in turn win our customers' trust through the service and care they provide.

How do we do this?
We support our people and talent model through best-in-class recruitment, readily accessible career planning and training, transparent incentives and recognition programmes and a collaborative and customer-orientated culture.

For more see page 22

Communities
We make a difference in our local communities
We help local businesses grow
We help members of our communities to expand their knowledge and skills
People
We are valued
We can achieve our career goals
We work as a team with engaging and inspiring leaders
Simple
Personal
Fair
Shareholders
We earn a sustainable return
We identify, assess, manage and report risk
We are building a more diversified franchise in the UK
Customers
New customers put their trust in us
Customers get the best experience
Customers reward us with their loyalty

For more see page 14

For more see page 8

Shareholders

Creating value
We earn our shareholders a stable and predictable return on their investment through the economic cycle.

How do we do this?
We are transforming the business by broadening our activities and deepening our customer relationships, while maintaining strong capital, liquidity and funding profiles, as well as prudent risk management and a relentless cost discipline. As such we deliver dependable financial results and pay regular dividends.

Customers

Creating value
We meet our customers' developing needs, by offering a reliable relationship that gives them confidence and control over their finances and wide-ranging access to credit and savings.

How do we do this?
We provide excellent customer service, products with ongoing value and minimal small print, and easy access via our website, mobile apps and modern digitally enhanced branches. For corporates, we offer a broad range of tailored products and services through our network and leading IT capability.

Annual Report 2014	7

Strategic report	Helping people and businesses prosper

Chief Executive

Officer’s review

“It was an honour to be appointed CEO of Santander UK and to lead a great team that is helping people and businesses prosper across the UK.”

Nathan Bostock

Chief Executive Officer

24 February 2015

Our strategic priorities

Our 2014 results demonstrate a strong commercial momentum. We attracted 1.2 million customers to our 1I2I3 World, taking the total to 3.6 million. We also increased lending to UK companies by a net £1.8bn, to £23.9bn, while broadening the range of products and services we offer to them.

Economic and market backdrop

The UK economic climate in 2014 was more positive than it has been for several years. Economic growth strengthened to 2.6%, the unemployment rate fell much faster than the Bank of England had expected and inflation ran below the 2% target throughout the year. Falling oil prices meant that inflation hit a 14-year low at the end of 2014.

The strong growth in the housing market eased as the year progressed, reflecting both fundamental consumer factors – affordability and speculation about rising interest rates – and regulatory action. At the same time, annual corporate borrowing growth continued to show negative readings during the year. Nonetheless, lending activity for UK banks as a whole remains subdued relative to the pre-recession pace and we have done well to maintain the growth of our retail and commercial businesses with a conservative risk appetite.

2014 saw the volume of regulatory demands facing the UK banking sector increase. Most significant of these is the UK Government’s proposals for major banks to separate their wholesale and investment banking functions from their retail operations – a material reform of banking structures in the future.

Also in 2014, the Financial Policy Committee finalised the design for the Leverage Ratio framework and the Prudential Regulation Authority introduced annual concurrent stress testing.

Across each of these developments, we have been heavily engaged in the formal policy consultation process and in close dialogue with our regulators. We support proportionate developments in regulation which increase competition in the market and lead to better outcomes for our customers.

Our customer focused strategy, low risk approach and fewer legacy issues leave us well aligned to the reform agenda. We are satisfied we can meet all of the requirements well within the time frames set. At the same time, we have done much to recover customer confidence, improve customer satisfaction and to begin embedding our cultural values.

Maintaining control of both costs and credit quality and building our digital business remain key priorities for us as is further improvements to customer satisfaction. I am confident Santander UK offers a strong challenge and can continue to grow both its retail and corporate banking propositions profitably.

Loyal and satisfied retail customers

In 2014, we continued to develop more targeted products and services which, alongside a significant investment in branch refurbishment, has seen us deliver a number of improvements to our digital and physical offering. Digital improvements include better online and mobile banking platforms, a new public website and a new online bank interface.

Current account switchers(1)

One-in-four

We gained more customers than any other UK bank as part of the Current Account Switch Scheme (‘CASS’) launched in September 2013.

(1)	Current Account Switch Service participant data, Payments Council, published quarterly six months in arrears, Q2 2014, Q1 2014 and Q4 2013.
(2)	Financial Research Survey, GfK NOP, December 2014.

Retail customer satisfaction (‘FRS’)(2)

Most improved

We are the most improved bank for customer satisfaction since December 2012.

8	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Nathan Bostock reports on the backdrop to our business and performance in 2014

Our loyal customer base grew further, supported by the continued success of the 1I2I3 Current Account. Total deposits held by primary banking customers increased 34%, to £70.3bn at 31 December 2014, enabling us to manage a reduction in higher cost, less loyal customer deposits.

We made a significant improvement in retail customer satisfaction. The gap between Santander UK and the average of the three highest performing peers reduced to 0.7 percentage points in December 2014 from 3.8 percentage points a year ago(1).

‘Bank of Choice’ for UK companies

We want to increase the business we do with SMEs as well as larger corporates. To this end, we have continued to invest in new regional Corporate Business Centres and to recruit more relationship managers, while expanding the range of products and services we offer. We now have 66 regional Corporate Business Centres (up from 28 in 2011) and 729 relationship managers (up from 457 in 2011) around the UK to support local businesses.

Commercial bank account openings increased by 33% in 2014 with an acceleration in the usage of our corporate banking platform,

completed in 2013. Business customers benefited from additional services, such as a new corporate internet banking capability, a new trade portal, the Santander Passport and other international financial services.

We continued to deliver improvements in overall corporate customer satisfaction in 2014, rising 8 percentage points to 58%(2). This made us the most improved bank in corporate customer satisfaction over the last year.

In addition, our pioneering Breakthrough programme, aimed at helping the UK’s fast growth companies, has now supported 39 SMEs with £38m of growth capital and £88m of other growth-related finance. This helped these companies prosper and the opportunity to create over 1,300 jobs in the UK.

Consistent profitability and a strong balance sheet

Profit before tax increased 26% to £1,399m in 2014, a strong result in an increasingly competitive environment. The improvement in income supported the increase we have seen in the banking net interest margin. This is a useful measure of profitability and rose by 27 basis points in the year to 1.82%(3).

The ratio of non-performing loans to total customer loans of 1.80% at 31 December 2014 continued to improve (declining from 2.04% in 2013), with retail and corporate loans performing well in a benign credit environment.

We reaffirmed our position as one of the strongest and safest banks on the high street. Our capital position has further improved with an increase of both the Common Equity Tier 1 capital ratio to 11.9% and the leverage ratio to 3.8% at 31 December 2014. We also exceeded the Prudential Regulation Authority stress test threshold of 4.5%, with a stressed Common Equity Tier 1 capital ratio of 7.9%, after PRA allowed management actions.

Looking forward

We look forward to continued improvement in the UK economy, which remains supportive of our business, and prompt completion of the banking reforms under way that will help us to fully contribute to the UK’s economic recovery. A summary of our Key Performance Indicators (‘KPIs’) follows on the next page.

See ‘Glossary’ on page 348 for definition of customer satisfaction measures.

(1)	Financial Research Survey, GfK NOP, December 2014.
(2)	Business Banking Survey, Charterhouse UK Q3 2014.
(3)	Non-IFRS measure. See page 355.

Annual Report 2014	9

Strategic report	Helping people and businesses prosper

Performance against our KPIs	KPIs help us measure progress towards our 2015 targets. They were set in 2012 and aligned to our strategic priorities.

    (1)   Non-IFRS measure. See page 355.

10	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Nathan Bostock explains our KPI performance and the progress made against our strategic priorities

(1)	Financial Research Survey, GFK NOP, December 2014
(2)	Non-IFRS measure. See page 355.

Annual Report 2014	11

Strategic report	Helping people and businesses prosper

Operating environment	The operating environment has a direct impact on our performance and the strategic transformation of the business.

See ‘Strategic risk’ on page 36.

Key developments in 2014

Macroeconomy	Economic growth impacts our customers’ expectations, confidence and their ability and propensity to save, spend and meet their financial commitments. Persistent low interest rates and low rate expectations have contributed to the economic recovery and a more benign credit environment.

Economic growth strengthened in 2014 and there were improvements in the labour market and in consumer and business confidence. However, the economic outlook remains subject to uncertainty, and recent falls in inflation and financial market volatility have affected policy expectations.

The second half of 2014 saw increased debate around the UK’s relationship with the EU, including within the context of the 2015 UK general election. Significant changes in the political structure and UK Government policy changes following the general election could impact our business.

Competition	The UK personal financial services market is increasingly competitive, most obviously for mortgages and current accounts. Price-led competition has brought mortgage loan rates down, and a focus on retail banking has led other UK banks to introduce new products with a wider value appeal, and in part as a response to the success of our 1I2I3 World proposition.

In 2014, we benefited from the industry-wide Current Account Switch Service and our customer numbers and balances have grown strongly. New entrants to the market, including other challenger banks, specialist lenders and technology firms, will impact traditional banking business models.

Innovations in technology are likely to continue at a rapid pace. In response, we continue to develop our digital capabilities and increase channel flexibility to allow our customers to interact with us however and whenever it best suits them.

Regulation	In the aftermath of the financial crisis, a large volume of additional regulation has emerged in the UK and other jurisdictions. Consultation, implementation and compliance has been costly both in financial terms and with respect to senior executive and management time and focus.

The UK Competition & Markets Authority retail banking investigation offers the prospect of stronger opportunities in personal current accounts and banking services to SMEs, where Santander UK is a scale challenger.

Santander UK exceeded the threshold requirements of the PRA stress test results released in December 2014, demonstrating our balance sheet and credit strength. The implementation of CRD IV, FPC policy recommendations, accounting changes, and Independent Commission on Banking (‘ICB’) recommendations will necessitate changes to banks’ operating models and structures, increase capital requirements and could impact risk profiles.

Operations	In recent years there have been several instances of high-profile technology and data security failures which impacted banking customers in the UK. The level of fraud, cyber-crime and denial-of-service attacks has also increased.

Continued focus on conduct issues across the UK banking industry could lead to further provisions for remediation, as well as impacting the products and services banks are able to offer at the right level of return.

Santander UK will continue to develop a simple and understandable product range provided on a stable and reliable platform with integrated and flexible service channels to support business growth as well as to further improve customer satisfaction and loyalty. Good progress has been made in embedding enterprise wide risk management across the bank.

12	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Nathan Bostock discusses the impact of operating environment on strategy and the top risks we face

Top risks in 2014

See page 36 for more on
top risks

Strategic priorities:

Loyal and satisfied retail customers

‘Bank of Choice’ for UK companies

Consistent profitability and a strong balance sheet

Risk indicator		Risk features, impacts and developments in 2014	Strategic priorities
Capital	CET 1 ratio %

Capital risk has the potential to disrupt our business model and stop the normal functions of Santander UK. Failure to meet the capital requirements of regulators could lead them to constrain dividend payments or to resolve Santander UK.

The latest PRA stress test results released in December 2014 showed that Santander UK exceeded the PRA’s 2014 stress test threshold requirement of 4.5%, with a stressed CET 1 ratio of 7.9% after PRA-allowed management actions.

See ‘Capital risk’ on page 117.

Conduct	Remaining provision £m

Conduct risk is a key factor in determining if we are meeting our aim to be the best bank for our customers.

During 2014, a review of claims activity indicated that claims are expected to continue for longer than originally anticipated and therefore, we topped up our PPI provision by £95m. There was also a net £45m of additional provisions charged in 2014, principally for wealth and investment products.

See ‘Conduct risk’ on page 129.

Credit	NPL ratio %

Credit risk could reduce the value of our assets as well as increase write-offs and impairment loan loss allowances.

Throughout 2014, we experienced robust retail and corporate portfolio credit quality, with loans performing well in a benign credit environment of low interest rates, rising house prices and falling unemployment.

See ‘Credit risk’ on page 39.

Liquidity	LCR %

Liquidity risk could affect our ability to meet our financial obligations as well as disrupt our day-to-day operations, business model or lead to the insolvency of Santander UK.

During 2014, the LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 171%. Overall, the cost of wholesale funding continued to fall during the year, as lower cost new issuance replaced more expensive maturing funding in a more stable capital markets environment.

See ‘Liquidity risk’ on page 101.

Operational	Operational risk losses £m

Operational risk could impact any aspect of our business or support processes associated with people, systems or external events which could prevent us from achieving our desired business objectives.

During 2014, the majority of Santander UK’s £171m (2013: £221m) of operational risk losses arose within the clients, products and business practices category. These principally represented conduct redress payouts (excluding related costs).

See ‘Operational risk’ on page 126.

Pension	Defined benefit pension scheme deficit/surplus £m

Pension risk arises to the extent that the assets of the defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities and can impact our financial results and capital metrics.

The Scheme’s accounting position improved by £670m to a surplus of £156m at 31 December 2014, attributable to positive asset returns, additional contributions by Santander UK, and a £218m net gain recorded in the first half of the year.

See ‘Pension risk’ on page 125.

(1)	Non-IFRS measure. See page 355.

Annual Report 2014	13

Strategic report	Helping people and businesses prosper

Chief Financial

Officer’s review

“Our 2014 results show increased profitability and a further improved balance sheet. They demonstrate the consistency and strength of Santander UK, and position us well for future growth”

Stephen Jones

Chief Financial Officer

24 February 2015

Our main business segments:

  Retail Banking

  Commercial Banking

  Corporate & Institutional Banking

Profit before tax increased by 26% to £1,399m in 2014 with continued growth in net interest income, well-controlled underlying costs and robust credit quality.

Income statement highlights (A)

Profit after tax for the year increased 25% to £1,110m in 2014, with RoTE(2) improving to 10.4% (2013: 8.6%).

Net interest income was 16% higher in 2014, driven by margin and volume improvements. Management continued to focus on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver savings products in the second half of 2013 and originating new lower cost ISAs in 2014. In addition, there was increased retail and corporate lending.

Non-interest income was 3% lower in 2014, reflecting lower net banking fees in Retail Banking and lower demand for interest rate and foreign exchange risk management products from Commercial Banking customers.

Cost efficiency was maintained in 2014, with our focus on managing business-as-usual administrative expenses to accommodate investment. We continued to invest in the growth of the businesses serving SME and corporate customers, as well as in the refurbishment of the branch network and enhancements to our digital channels.

Impairment losses on loans and advances were 46% lower in 2014. Credit quality in the retail and corporate loan books continued to be strong, supported by the improving economic environment and reflecting prudent risk management.

Provisions for other liabilities and charges were 66% higher at £416m in 2014. Excluding the specific charges outlined below, provisions for other liabilities and charges decreased 10% to £226m driven by a reduced provision for restructuring, partially offset by an increase in FSCS charges and UK Bank Levy costs.

Specific gains, expenses and charges

As a result of defined benefit pension scheme changes that limit future entitlements and provide for the longer-term sustainability of our staff pension arrangements, a net gain of £218m arose in administrative expenses.

Following the implementation of our new digital platform and the completion of our product simplification programme, we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses.

(A)	Income statement highlights(1)

		2014 £m	2013(3) £m

	Net interest income	3,434	2,963
	Non-interest income	1,036	1,066
	Operating expenses	(2,397)	(2,195)
	Total operating provisions and charges	(674)	(725)
	Profit before tax from continuing operations	1,399	1,109
	Profit after tax	1,110	890

(1)  Income statement highlights statistics reflect continuing operations, and therefore exclude the results and loss on sale of discontinued operations.

      See Note 11 to the Consolidated Financial Statements.

(2) Non-IFRS measure. See page 355.
(3) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.

14	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Stephen Jones outlines the financial results for 2014.

(1)	Adjusted to reflect the retrospective adoption of IFRIC 21.
(2)	Non-IFRS measure. See page 355.

Provisions for other liabilities and charges were impacted by £190m. These included a £50m provision relating to the costs for our ongoing branch de-duplication programme. There was also a further provision of £140m, including related costs, for conduct remediation. Of this, £95m related to PPI following a review of recent claims activity, which indicated that claims are now expected to continue for longer than originally anticipated. There was also a net £45m charge relating to existing remediation activities and an additional provision principally for wealth and investment products.

Changes to business segments

The basis of presentation of our 2014 segmental results has been changed, and prior periods restated, to:

–	Designate three distinct main customer business segments, which reflect how we now manage and operate the bank, namely: Retail Banking, Commercial Banking and Corporate & Institutional Banking; and,
–

Allocate indirect income, expenses and charges, previously held in Corporate Centre, which can be attributed to the three distinct customer segments. This included a review of the internal transfer pricing policy which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions such as conduct, branch de-duplication, UK Bank Levy and FSCS charges.

With the allocation of indirect income, expenses and charges from Corporate Centre and with the three distinct main customer business segments at differing stages of commercial maturity, we are now able to identify better the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment.

Holding company established

We established Santander UK Group Holdings Limited (‘HoldCo’) as the immediate holding company of Santander UK plc in January 2014. This constituted the start of our transition to a Bank of England recommended configuration for a ‘single point of entry’ resolution entity, which aims to resolve banks without disrupting activities of the operating company (‘OpCo’), thereby maintaining continuity of services for customers.

As part of this transition, we issued two Additional Tier 1 (‘AT1’) private placements to our parent Banco Santander, S.A. both of which were downstreamed to OpCo as AT1. In June 2014, we issued £500m of 35 year perpetual capital securities priced at 6.625%, and in December £300m priced at 7.600%. Both notes were independently evaluated by two investment banks and reflected current market conditions when issued, with terms and conditions clearly outlined on our public website.

In the second quarter of 2015, upon publication of the HoldCo 2014 Annual Report, the attainment of credit ratings and regulatory approvals, we will have the capability to commence public debt issuance out of HoldCo.

Our plans focus on all subordinated debt issuance from HoldCo, and a high likelihood of some of our senior unsecured issuance requirement from HoldCo over the medium term. Covered bonds and other securitised funding, as well as our short-term programmes will continue to be made from OpCo. When we start issuing publicly from HoldCo later in 2015, we intend to be fully transparent regarding the terms of the downstreaming of HoldCo debt to OpCo, to ensure investors understand their position in the creditor hierarchy.

(1)    The cross guarantees have the effect of aligning the interests of the class of creditors covered by the cross guarantees across the operating companies. The current cross guarantees expire on 30 June 2015.

Annual Report 2014	15

Strategic report	Helping people and businesses prosper

Chief Financial

Officer’s review

continued

Customer balances(B)

Customer assets of £190.7bn grew by £3.6bn in 2014. Mortgage lending balances increased £2.0bn, maintaining the positive momentum that commenced in the second quarter of 2014. In an increasingly competitive, and still contracting market, corporate lending balances increased £1.8bn. These increases were partially offset by a reduction in the non-core corporate and legacy portfolios.

Customer deposits increased £6.0bn to £152.4bn in 2014, as we focused on retaining and originating accounts held by more loyal customers. Current account balances in Retail Banking grew £13.2bn to a total of £41.1bn, partially offset by lower savings balances as we focused on reducing more price-sensitive retail deposits. Commercial Banking deposits grew by £1.5bn, through enhanced capabilities and building upon strong customer relationships.

The loan-to-deposit ratio (‘LDR’) of 124% was 2 percentage points better, reflecting particularly strong growth in retail current account balances. The customer funding gap reduced £2.4bn to £38.3bn at 31 December 2014 (2013: £40.7bn), with lending growth fully funded by deposit growth.

Credit quality(C)

The Retail Banking NPL ratio fell to 1.62% at 31 December 2014, with an improvement across all of the principal portfolios. The mortgage NPL ratio decreased to 1.64%, with a further fall in NPLs and a growing mortgage book. The banking and consumer credit NPL ratio also reduced due to a continuation of the general improvement in the credit quality of the unsecured portfolios.

The Commercial Banking NPL ratio decreased to 3.56% at 31 December 2014, with credit quality remaining strong. We continue to adhere to our prudent lending criteria as we grow lending.

The Corporate & Institutional Banking NPL ratio increased to 1.01% at 31 December 2014, due to a single infrastructure loan which moved into non-performance.

Liquidity and funding(D)

The LCR eligible liquidity pool increased £6.7bn, to £39.5bn at 31 December 2014 with an LCR of 110%. Wholesale funding with a residual maturity of less than one year increased £1.9bn, to £23.1bn, due to the timing of secured funding maturities. LCR eligible liquidity pool assets significantly exceeded wholesale funding of less than one year, with a coverage ratio of 171% at 31 December 2014.

(B)	Customer balances

	31 December	2014 £bn	2013 £bn

	Total customer loans	190.7	187.1
	Total customer deposits	152.4	146.4
	Loan-to-deposit ratio	124%	126%

(C)	Credit quality

	31 December	2014%	2013%

	Retail Banking NPL ratio	1.62	1.89
	Commercial Banking NPL ratio	3.56	3.83
	Corporate & Institutional Banking NPL ratio	1.01	0.33
	Corporate Centre NPL ratio	1.62	2.36
	Total NPL ratio	1.80	2.04

16	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Stephen Jones outlines the financial results for 2014.

Medium-term funding (‘MTF’) issuance of £12.9bn (sterling equivalent) in 2014 included £7.7bn of senior unsecured issuance. Overall the cost of wholesale funding continued to fall during the year, as lower cost new issuance replaced more expensive maturing funding in a more stable capital markets environment.

Capital and leverage(D)

The CET 1 capital ratio improved to 11.9% at 31 December 2014 (2013: 11.6%(3)), with the PRA end-point T1 leverage ratio at 3.8% (2013: 3.3%). During 2014, we issued £800m of AT1 capital, and redeemed £265m of preferred shares.

RWAs increased £4.6bn to £82.3bn at 31 December 2014, reflecting higher customer loans, a recalibration of risk models in Commercial Banking and a small increase in mortgage risk weights.

PRA stress test results

The latest PRA stress test results were released in December 2014. Santander UK exceeded the PRA’s 2014 stress test threshold requirement of 4.5%, with a stressed CET 1 ratio of 7.9% after PRA-allowed management actions.

The PRA stress test centred on an unprecedented UK housing market stress and therefore was particularly focused on banks with significant UK residential mortgage exposure. Notwithstanding this focus, the outcome demonstrated Santander UK’s continuing resilience, robust balance sheet and credit strength.

Outlook

We expect the developments in the business, and investments made to date to help maintain our strong performance.

A further reduction in the overall cost of deposits is expected to compensate for any further asset margin declines. Our tight control of business-as-usual costs will continue, while we invest further in the transformation of our business.

The momentum of the UK economy should continue to be supportive of our business, although there is evidence of increasing liquidity in the market resulting in competitive pressures in many business lines which may impact margins and slow the rate of growth.

We believe that our performance over time should continue to demonstrate the consistency and strength of Santander UK.

(D)	Liquidity, funding, capital and leverage – CRD IV

	31 December	2014 £bn	2013 £bn

	LCR eligible liquidity pool	39.5	32.8
	LCR	110%	103%(3)
	CET 1 capital	9.8	9.0(3)
	CET 1 capital ratio	11.9%	11.6%(3)
	Risk Weighted Assets (‘RWAs’)	82.3	77.7(1)
	PRA end-point Tier 1 leverage ratio(2)	3.8%	3.3%

(1) Adjusted for consistency to reflect the CRD IV rules as if they had applied on 31 December 2013 as described in ‘Risk-weighted assets’ in the Risk review on page 123.
(2) The leverage ratio defined by the PRA uses an exposure measure consistent with the Basel Committee’s January 2014 Leverage Ratio Framework.
(3) Non-IFRS measure. See page 355.

Annual Report 2014	17

Strategic report	Helping people and businesses prosper

Corporate

Governance review

Lord Burns

Chair

See page 152 for details of the activities of the Board, its Committees and their composition

See page 146 for list of directors at 31 December 2014

See page 153 for details of changes to the Board

During 2014, the Board continued to devote a significant amount of time to driving our strategic transformation.

Corporate governance

Santander UK, as a subsidiary of the Banco Santander group, has its own autonomous operating framework and is regulated in the UK by the PRA and the FCA.

At Santander UK, we remain committed to achieving the highest standard of corporate governance. We have complied with the UK Corporate Governance Code in a manner appropriate to our ownership and have adopted an integrated approach to corporate governance across the group to ensure effective management and control.

The Board and its committees

The roles of Chair and CEO are separated and clearly defined. The CEO has delegated authority from the Board for the day-to-day operation of the business and implementation of the Board’s strategy and business plan. In turn he delegates a number of duties to his direct reports. The CEO and his direct reports are supported by a number of senior level committees to assist them in executing their duties.

The Board delegates certain responsibilities to its Committees which comprise independent Non-Executive Directors. These committees play a central role in supporting the Board to discharge its duties and implement its vision and strategy while providing focused oversight of key aspects of the business.

Board composition at 31 December 2014

Chair	Deputy Chair

Lord Burns(1)	Juan Rodríguez Inciarte

Executive Directors

Nathan Bostock	Stephen Jones
Chief Executive Officer	Chief Financial Officer
Steve Pateman
Head of UK Banking

Non-Executive Directors

Ana Botín	José María Fuster
José María Carballo	Manuel Soto
Antonio Escámez

Independent Non-Executive Directors

Mike Amato	Alain Dromer
Roy Brown	Rosemary Thorne
Bruce Carnegie-Brown(2)	Scott Wheway
(1) On 1 January 2015, Shriti Vadera was appointed Non-Executive Director and Joint Deputy Chair. She will succeed Lord Burns as Chair on 30 March 2015
(2) Bruce Carnegie-Brown ceased to be deemed independent upon his appointment to the Board of Banco Santander, S.A. on 12 February 2015.

18	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Lord Burns sets out an overview of our Corporate Governance, the Board and how it spent its time in 2014 and looks forward to 2015.

How the Board spent its time in 2014

During 2014, the Board continued to devote a significant amount of time to driving Santander UK’s strategic transformation, focusing on the three strategic priorities.

The Board reviewed global trends in financial markets, with particular emphasis on the implications for the UK banking sector. This also informed the Board’s assessment of our forward plan and vision during its annual Strategy Day, held in May 2014.

Another significant area of effort for the Board in 2014 was the increasing regulatory agenda, in particular the banking reform proposals which will impact our business model and legal structure, proposed leverage requirements, and regulatory scrutiny of competition in financial services.

The Board also closely monitored the effectiveness of the risk management framework and internal controls through enhanced risk management information and reporting.

The Board maintained close attention on customer experience as well as the continuing development of the Santander UK culture, with the aim of ensuring good outcomes for our customers. Following the launch of the Santander Way, the Board also continued to review the process of implementation and embedding of a strong and effective customer-centric culture.

Lastly, the Board has continued to review its composition to ensure an appropriate mix of skills and experience, and to ensure effective succession planning.

Priorities for 2015

For 2015, the Board will continue to focus on helping people and businesses prosper and working to achieve our strategic priorities. Banking reform will be a particular area of attention, together with the ongoing embedding of an effective risk culture, digital innovation programme and the Santander Way. By remaining concentrated on continuous improvement, the Board will aim to further enhance its effectiveness.

Santander UK Group Holdings Limited

Santander UK Board

Board Audit	Board Nomination	Board Remuneration	Board Risk
Committee	Committee	Oversight Committee	Committee

Oversight of financial reporting and internal control matters.	Oversight of Board and Board Committee composition and effectiveness, and Board and Executive appointments and succession plans.	Oversight of overarching principles and parameters of remuneration policy.	Oversight and advice to the Board on current and future risk exposures and management of overall risk appetite.

Annual Report 2014	19

Strategic report	Helping people and businesses prosper

Corporate

Governance review

continued

See Directors’ Remuneration report on page 170

Remuneration

Santander UK’s success depends upon the performance and commitment of our employees. Our remuneration approach is designed to attract, retain and motivate high-calibre individuals to deliver our business strategy in line with our values.

We operate and apply a consistent reward methodology for employees ensuring that we remain within the parameters of the PRA Remuneration Code.

Remuneration reporting

Santander UK wishes to build on its previous commitment to enhance its pay transparency. To expand on extensive voluntary disclosures made in our 2013 report, we have continued to improve understanding of the link between performance and pay.

The full Directors’ Remuneration report, in which we outline remuneration and fees paid to the Executive and Non-Executive Directors for 2014, is shown on pages 170 to 181.

Directors’ remuneration(E)

The Board, through its Remuneration Oversight Committee, continued to review and enhance the quality and performance of the remuneration structures for the Executive Directors and throughout the business.

We remain aware that remuneration for executives generally, and in the financial services sector specifically, has been under close scrutiny from many stakeholders in recent years and remains a key topic for regulators and shareholders.

As we report, the Board continues to believe that our remuneration policies at all levels, including those for the Executive Directors, need to encourage staff to deliver strong, long-term sustainable growth, robust risk management processes and appropriate behaviours, as well as the right customer outcomes.

Additionally, the remuneration for our Non-Executive Directors, including the Chair, is reviewed annually, taking into account fees paid in similar companies, and time commitment for the role to ensure we can attract and retain individuals of the right calibre needed to successfully deliver the Board’s strategy.

(E)	Directors’ remuneration

	Aggregate Directors’ remuneration	2014 £	2013 £

	Salaries and fees	6,697,041	6,183,203
	Performance-related payments(1)	5,459,000	4,800,051
	Other taxable benefits	–	–

	Total remuneration excluding pension contributions	12,156,041	10,983,254
	Pension contributions	–	–
	Compensation for loss of office	–	–

		12,156,041	10,983,254

	(1) In accordance with the PRA Remuneration Code, a proportion of the performance-related payment was deferred.

20	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Lord Burns provides some examples of digital innovation in Santander UK.

Digital innovation

Our philosophy is to ensure banking is Simple, Personal and Fair, and available to all customers, when and where they require it.

In 2014, we continued to invest in branch refurbishments and digital technology, allowing customers to interact with us in the way that suits them best; face to face, by phone, through our ATMs or by dedicated in-branch online booths. Our new ‘smart’ ATMs, introduced this year, allow customers to view detailed transactions history and save regular transactions to their profile so they can make their usual withdrawal quickly from the welcome screen.

We have also refreshed our online banking platform in response to customer feedback. The new award-winning website is simpler, clearer and easier to use and can be tailored to personalise the customer experience.

We began the roll-out of contactless debit and credit cards so our customers can take advantage of this technology, which is becoming more widespread as a payment option among retailers. Contactless payments are a convenient option for customers and are increasingly popular for every day purchases and our customers can also earn cashback by using their cards to pay for journeys on the London Underground.

Active mobile users

1,000 new

users each day

SmartBank is our new free student specific mobile banking platform. Available on both android and iOS smartphones, SmartBank shows a snapshot of a user’s account including activity for the previous seven days, a breakdown of spending and provides weekly and monthly spending patterns. The app has received great customer feedback – averaging 5 stars on Google play store and Apple app store.

Mortgage customers

1-in-5 refinance

loans online

We have also introduced Connect, a new online platform for our corporate customers. Connect gives our customers the flexibility to use their accounts 24/7, wherever they are, and can be tailored to meet their needs as well as offer a full range of UK and international payment services. In the future, capability for trade transactions and supplier payments on our UK systems will be provided so we can deliver bespoke pricing for foreign exchange.

Personal current accounts

232,000

opened online

Annual Report 2014	21

Strategic report	Helping people and businesses prosper

Corporate Social

Responsibility review

Training development

95%

Staff took advantage of the wide training resources available, with 95% undertaking some form of learning in 2014.

We recognise the importance of social responsibility and are committed to maintaining the highest ethical standards and conducting business in a responsible way.

Our culture

Santander UK is committed to maintaining high ethical standards, adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are reflected in our Ethical Code of Conduct which sets out clearly the standards expected of all our people and is implemented through the Santander Way.

We are also committed to protecting and respecting human rights, with our Human Rights Policy applying to employees, customers and suppliers as well as the communities in which we operate. As we continue to operate in accordance with the highest international standards, the policy remains aligned with international standards and regulations regarding labour, social and environmental affairs.

Our people

Our goal to be the best bank for our customers is only achievable if we reach our aspiration to become the best bank for our people. Key to this is having a workplace that provides excellent opportunities for career progression and that encourages accountability and teamwork.

In 2014, we recorded an average of five training days per employee (2013: four days), and more than 95% of staff undertook either face-to-face or eLearning modules. The employee turnover and average length of service were broadly stable at 13% and 8.3 years respectively.

We also focus on creating a safe and healthy working environment and provide training, coaching and practical advice to all colleagues on health, safety and wellbeing. We provide employees and immediate family members with an Employee Assistance Programme offering free, confidential telephone advice and support, including face-to-face counselling.

Schemes such as Flexi Working, Flexi Leave, Voluntary Home Working and Career Break are also in place to support work-life balance of our staff.

Communication and consultation

We continue to involve and inform employees on matters that affect them. Through our intranet, team meetings, regional roadshows and national conferences, we keep employees informed of company news and strategic developments and through initiatives such as Better Together we seek the ideas of our people to build on this work.

We are particularly pleased with a successful history of working in partnership with our recognised trade unions, Advance and the Communication Workers Union, whom we consult on significant proposals and change initiatives at both national and local levels.

Diversity and inclusion(F)

We believe in supporting diversity and creating an inclusive culture where all our people feel valued and able to fulfil their potential. During 2014, more than 250 senior leaders attended our Inclusive Leadership course and we launched a mentoring programme for all colleagues to help them fulfil their potential.

(F)	Diversity and inclusion

	31 December	Total	Female No.	Female %	Male No.	Male %

	Board Directors	16	2	12	14	88
	Senior managers(1)	233	39	17	194	83
	Employees	20,676	11,829	57	8,847	43

(1)  In accordance with sections 414C(9) and 414C(10) of the Companies Act 2006, a senior manager is defined as an employee of the Company with responsibility for planning, directing or controlling the activities of the Company, or a strategically significant part of the Company, including directors of significant subsidiaries.

22	Santander UK plc

Our heritage and Santander UK today	Chair’s review	Chief Executive Officer’s review	KPIs	Chief Financial Officer’s review	Corporate Governance review	Lord Burns gives an overview of our Corporate Social Responsibility Report.

Our Embrace, Enable, Women in Business and Cultural Awareness networks encourage colleagues to connect on issues related to sexuality, disability, gender and culture and to feel confident and supported in being who they are. In 2014 we invested in online functionality and user experience for our networks to make sure they are simple to navigate and more personal for members. The lesbian, gay, bisexual and transgender (‘LGBT‘) network expanded as a result of these enhancements and we now have actively involved champions in the business across the LGBT spectrum.

Gender equality is a focus area for us and in addition to our Women in Business network we continued our partnership with Everywoman, giving our staff access to tools and networks to help them develop their careers. In 2014 Santander UK was recognised as one of the Top 30 Employers for Working Families(1) and one of The Times Top 50 Employers for Women. In 2014, we also introduced a policy to ensure there is a female candidate on all short lists for senior roles within the business.

We remain mindful of Lord Davies’ report ‘Women on Boards’ published in 2011 and its aspirational target of 25% female representation on the FTSE 100 companies Boards by 2015. Following the adoption of the Board diversity policy in March 2014, our Board committed to have 25% female representation by 2017. With the appointment of Shriti Vadera, our female Board representation is now 18%.

Our communities

Support for society at Santander UK is focused on three priority areas: education, employment and enterprise. Support for students is co-ordinated via Santander Universities, Breakthrough assists SMEs and the Santander UK Foundation provides grants to local charities. Together through these three flagship programmes and further funding we contributed £21m to society in 2014.

The Santander UK Foundation provides grants to UK registered charities particularly in communities where Santander branches, business centres and offices are located. Through its three grant programmes focused on funding for education, training and financial capability projects more than 2,700 charities benefited over the year.

At the end of 2014, Santander Universities had partnerships with 77 UK universities providing funding to students and staff to support their studies, with £10m contributed to the sector in the UK.

Through our Breakthrough programme we provide fast-growth companies with the resources and knowledge they need to achieve their growth potential. During 2014, more than 370 businesses benefited from overseas trade missions, roundtable events, master classes and internships. This programme also supported 39 SMEs with £38m of Growth Capital and £88m of other growth-related finance providing these companies with the opportunity and support to create over 1,300 jobs in the UK economy.

Our community priorities:

Female Board members

January 2015

18%

We have improved our female Board representation and remain committed to 25% target by 2017.

(1)    Top Employers for Working Families Awards 2014, announced 22 September 2014

Community Day volunteering projects +250 4,200 employees dedicated their time to Community Days in 2014.

Annual Report 2014	23

Strategic report	Helping people and businesses prosper

Corporate Social

Responsibility review

continued

Waste recycling 98% We recycle paper, plastic, aluminium and general waste produced at our offices and branches.

We also encourage our people to give back to local communities through our Community Day volunteering projects. Santander UK also co-sponsored the ‘Blood Swept Lands and Seas of Red’ installation at the Tower of London at which many Santander UK people volunteered their time to plant ceramic poppies to mark the 100th anniversary of the beginning of the First World War.

The environment(G)

We are committed to creating a strong business that is not achieved at the expense of the environment. Our Environmental Management System defines responsibilities and processes in relation to waste, energy, water, travel and supply chain management at our 14 major offices. Our head office is also ISO 14001 compliant.

Smart meter technology is installed across the business and we are able to track the individual performance of our properties. This allows us to monitor ongoing consumption profiles, and alter plant operational times in line with the requirements of each property, reducing energy wastage. We are very pleased with 2014 results which show energy usage in 2014 continued to reduce with electricity across the estate reducing by 2% and gas reducing by 12%. We recycle 98% of the paper, plastic, aluminium and general waste produced at our offices and branches.

Climate change

The main greenhouse gas generated as a result of running our business is carbon dioxide, generated from our use of fuels in heating, cooling and lighting for our offices and branches, and through business travel.

We are committed to reducing carbon dioxide emissions and our electricity was sourced solely from green supplies in 2014 which has zero-rated carbon dioxide emissions. On the British mainland our electricity is sourced from bio-mass via Haven Power and in Northern Ireland from wind and other forms of natural green energy via Airtricity. In 2014, we launched a ‘No Travel Week’ campaign for our employees highlighting video and telephone conferencing technology as alternatives to business travel.

(G)	The environment

	Emissions data	2014 Tonnes CO2e	(1)	2013 Tonnes CO2e(1)

	CO2 from fuel	7,017		8,000
	CO2 from business travel	8,415		10,450

	Total	15,432		18,450

	CO2 released per FTE	0.63		0.76

	(1) Department for Environment, Food & Rural Affairs (‘DEFRA’) conversion factors for greenhouse gas reporting. DEFRA Standard Set 2013

The Strategic Report, on pages 2 to 24, incorporates our heritage and Santander UK today, the Chair’s review, the Chief Executive Officer’s review, the Chief Financial Officer’s review, and the Corporate Governance and Corporate Social Responsibility review.

By order of the Board.

Nathan Bostock

Chief Executive Officer

24 February 2015

24	Santander UK plc

Risk review

	26	Risk governance

	26	Risk Framework

	33	Risk Appetite (unaudited)

	34	Stress testing (unaudited)

	34	Economic capital (unaudited)

	35	Distribution of risk (unaudited)

	36	Top and emerging risks

	39	Credit risk

	39	Credit risk management

	51	Credit risk review

	51	– Santander UK group exposure

	59	– Retail Banking

	72	– Commercial Banking

	81	– Corporate & Institutional Banking

	85	– Corporate Centre

	90	Market risk

	92	Trading market risk

	96	Balance sheet management risk

	96	Banking market risk

	101	Liquidity risk

	117	Capital risk (unaudited)

	125	Pension risk (unaudited)

	126	Other risks

	126	Operational risk (unaudited)

	129	Conduct risk (unaudited)

	131	Regulatory risk (unaudited)

	132	Legal risk (unaudited)

	133	Strategic risk (unaudited)

	134	Reputational risk (unaudited)

	135	Model risk (unaudited)

	136	Areas of focus and other items

	136	Country risk exposure

	144	Enhanced Disclosures Task Force recommendations

Annual Report 2014	25

Risk review

This Risk review contains audited financial information except as otherwise marked as unaudited. The audited financial information in this Risk review forms an integral part of the Consolidated Financial Statements.

Following a strategic review, the segmental financial information reported to the Board (Santander UK’s chief operating decision maker) was revised in the fourth quarter of 2014, and prior periods restated, principally to designate three distinct main customer business segments, which reflect how we now manage and operate: Retail Banking, Commercial Banking and Corporate & Institutional Banking, as well as Corporate Centre. The financial information in this Risk review has been presented on this basis for all periods. See Note 2 to the Consolidated Financial Statements.

Risk governance

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk on an enterprise-wide basis is critical for the effective management of the business. Santander UK aims to employ a prudent approach and advanced risk management techniques to facilitate the delivery of robust financial performance, and ultimately build sustainable value for all our stakeholders.

Santander UK aims to maintain a predictable medium-low risk profile, consistent with its business model, which is key to the successful achievement of our strategic objectives.

RISK FRAMEWORK

In December 2013, the Board approved an updated Risk Framework, which was implemented and embedded during 2014. This framework was not significantly changed from the framework set out in the 2013 Annual Report. The key components include:

–	Risk definition;
–	Risk culture, overriding principles and minimum standards;
–	Governance, roles and responsibilities; and
–	Internal control system.

Good progress has been made in implementing the Risk Framework and embedding enterprise-wide risk management. Progress has been reviewed by Board Risk Committee, linked to annual Risk Framework attestations which are evidence based and approved by Executive Committee members. Risk management is becoming more effective as a result through the improved identification, assessment, management and reporting of risk.

The key changes introduced as part of this new framework included improvements to the risk definitions, including a simplification of the key risk types, and enhancements of the governance structure, including a streamlining of the lines of defence model. There was no change to the overriding principles. The main changes were:

With respect to risk definition and structure:

–	The main risks types were simplified as: Credit, Trading Market, Balance Sheet Management (previously known as Structural) including Banking Market (previously known as Non-traded Market), Operational, Conduct, Regulatory and Legal; and
–	The additional classification of financial / non-financial risks was removed as this was deemed as unnecessary.

With respect to governance, roles and responsibilities:

–	A Risk Culture Statement was included in order to formalise standards across Santander UK; and
–	The three lines of defence model was simplified.

Further updates to the Risk Framework were approved by the Board in December 2014, and included:

–	The addition of Strategic, Reputational and Model risk as risk types;
–	The adoption of the Risk Framework by Santander UK Group Holdings Limited; and
–	The rationalisation of the risk management committee structure.

26	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Risk definition

Risk is defined as the uncertainty around Santander UK’s ability to achieve its business objectives. It specifically equates to a number of risk factors that have the potential to adversely impact Santander UK’s financial resources. Enterprise-wide risk (‘EWR’) is defined as the overall combined set of risks to the objectives of the enterprise. The main risks are:

Risk	Definition
Credit risk

The risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which Santander UK has directly provided credit, or for which it has assumed a financial obligation.

Market risk	Trading market risk is the risk of losses in on- and off-balance sheet trading positions, arising from movements in market prices or other external factors.
Balance sheet management risk

Balance sheet management risk comprises banking market risk, pension risk, liquidity risk and capital risk.

Banking market risk is the risk of loss of income or economic value arising from changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect Santander UK’s net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Pension risk is the risk caused by Santander UK’s contractual or other liabilities to or with respect to a pension scheme (whether established for its employees or those of a related company or otherwise). It also refers to the risk that Santander UK will make payments or other contributions to or with respect to a pension scheme because of a moral obligation or because it needs to do so for some other reason.

Liquidity risk is the risk that Santander UK, although solvent, does not have sufficient liquid financial resources available to enable it to meet its obligations as they fall due, or can only secure such resources at excessive cost. It is generally split into three types of risk:
– Funding or structural liquidity risk is the risk that Santander UK may not have sufficient liquid assets to meet the payments required at a given time due to maturity transformation.

–   Contingent liquidity risk is the risk that future events may require a larger than expected amount of liquidity i.e. the risk of not having sufficient liquid assets to meet sudden and unexpected short-term obligations.

–   Market liquidity risk is the risk that assets, held by Santander UK to mitigate the risk of failing to meet its obligations as they fall due, which are normally liquid become illiquid when they are needed.

Capital risk is the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.
Operational risk	The risk of direct, or indirect, loss resulting from inadequate or failed internal processes, people and systems, or from external events.
Conduct risk

The risk that Santander UK’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that the Santander UK group fails to hold to and maintain high standards of market integrity.

Regulatory risk	The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.
Legal risk

The risk of an impact arising from legal deficiencies in Santander UK’s contracts, its failure to take appropriate measures to protect its assets, its failure to manage legal disputes appropriately or its failure to assess or implement the requirements of a change in law.

Strategic risk	The risk of not achieving the strategic business plan due to strategic decisions taken or the inability to respond to changes in the business environment.
Reputational risk	The risk of damage to the way Santander UK is perceived by the public, clients, investors, or any other interested party.
Model risk	The risk of loss arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models.

Annual Report 2014	27

Risk review

Risk governance

continued

Risk culture, overriding principles and minimum standards (unaudited)

Objectives

Risk culture plays a significant role in Santander UK’s aim to be the best bank for our people, customers, shareholders and communities. Having a strong unified culture is critical to success and was a key focus throughout 2014 ensuring risk culture is fully embedded on an enterprise-wide basis through the emphasis on the importance of the identification, assessment, management and reporting of all risks. Risk culture is embedded into all business units through the implementation of the Santander UK Risk Framework, Risk Attestations and initiatives aligned to the Risk Culture Statement.

The following overriding principles and minimum standards underpin the Risk Framework:

–	Every business unit is accountable for the management of the risks arising from its activities;
–	Risk needs to be considered as part of the governance around any and every business decision;
–	All material risk exposures must be identified, assessed, managed and reported in a timely and accurate manner;
–	A comprehensive internal control system must be in place to ensure that risk management and control is executed in accordance with the agreed overriding principles, minimum standards, risk appetite, policies, mandates and delegated authorities; and
–	Risk needs to be included within objective setting, performance management and variable remuneration to ensure a balanced approach to risk taking at all levels and in all parts of Santander UK.

The CEO, Chief Risk Officer (‘CRO’) and other senior executives are responsible for promoting a corporate culture from the top, driving cultural change and increased accountability across the Santander UK group.

The Risk Culture Statement confirms that “Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We actively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We ensure decisions are taken in the best interests of all our stakeholders and are in line with ‘The Santander Way’.” The Risk Culture Statement is agreed by the Board, communicated to, and by, line management and is reviewed annually by the Risk Division.

People, performance, remuneration and training

During 2014, a programme of initiatives was delivered to help strengthen and further embed a risk management culture aligned to the Risk Framework principles and Risk Culture Statement. This included embedding risk management competencies into the whole employee lifecycle including recruitment, performance management, training and development, and reward. We actively encourage our people to speak up and raise ideas, suggestions and issues resulting in proactive changes.

A training programme to help embed risk management across Santander UK was delivered during 2014 highlighting personal accountability for managing risk at all levels of Santander UK. The strong culture of risk management and control provides the foundation for improving performance and delivering future success.

Mandatory risk management training and other online and face to face training were completed throughout the year to promote the understanding of Santander UK’s values and risk culture.

28	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Governance, roles and responsibilities

Santander UK is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management. Details of Santander UK’s governance arrangements, including descriptions of the Board and its Committees are set out in the Governance section of this Annual Report.

The growing complexity and importance of the financial services industry demands a strong risk culture. Santander UK’s risk governance structure strengthens risk identification, assessment, management and reporting. To enable the Board to achieve its objectives, it delegates authority to various committees as required and appropriate. Furthermore, a number of Board and Executive committees specifically consider risk across the Santander UK group:

The key risk responsibilities of the Board and its Risk Committee include:

Board/ Board Committee	Main risk responsibilities

The Board	— Overall responsibility for business execution and risk management.

— Review and approval of the Risk Framework and Risk Appetite.

Board Risk Committee

—  Assess, review and recommend the Risk Framework to the Board for approval.

—   Advise the Board on Santander UK’s overall Risk Appetite, tolerance and strategy.

—   Oversee and advise the Board on Santander UK’s current risk exposures and future risk strategy.

—   Review the effectiveness of the risk management systems and internal controls.

The key risk responsibilities of the Executive Level Committees include:

Executive Committees	Main risk responsibilities

Executive Committee

—   Consider and approve business plans aligned with Risk Framework and Risk Appetite prior to submission to the Board for approval.

—   Receive updates from CEO-level committees on key risk issues and monitor actions taken.

Executive Risk Committee

—   Review Santander UK’s Risk Appetite proposal prior to recommendation to the Board Risk Committee and the Board.

—   Monitor compliance with Risk Framework, Risk Appetite and risk policies.

—   Review and monitor risk exposures and approve any corrective action required.

Asset and Liability Committee

—   Review liquidity risk appetite proposals.

—   Ensure proactive measurement and control of structural balance sheet risks, capital, funding and liquidity, in accordance with the policies, strategies and future plans set by the Board.

—  Review and monitor Financial Management & Investor Relations (‘FMIR’) and ensure any exposures in excess of the Risk Appetite are appropriately dealt with.

Strategic Pensions Committee

—  Review pension risk appetite proposals.

—   Approve actuarial valuations and related impacts on Santander UK’s contributions, capital and funding arrangements.

—   Consult with the pension scheme trustees on scheme investment strategy.

In addition, risk management committees and forums ensure that effective risk control frameworks are in place and risk is managed within the Risk Appetite limits set by the Board.

Annual Report 2014	29

Risk review

Risk governance

continued

Risk management

The Board delegates full responsibility to the CEO for the execution of business activities and the management of risk on a day-to-day basis. As the leader of the Risk Division, the CRO provides oversight and challenge. The CRO reports to the Board through the Board Risk Committee, and also reports to the CEO for operational purposes. The Chief Internal Auditor (‘CIA’) reports to the Board through the Board Audit Committee, and also reports to the CEO for operational purposes. The CIA also has a direct reporting line to the CIA of Banco Santander, S.A

Chief Executive Officer

The key risk responsibilities of the CEO are to:

–	Propose and execute a strategy and business plan for Santander UK and manage the risks that arise in the execution of this strategy and business plan with delegated authority from the Board for this purpose.
–	Ensure that an appropriate system of risk management controls is in place and report to the Board on the management of risk.
–	Promote a corporate culture ensuring ethical practices and social responsibility are fostered, and that the policies and corporate values approved by the Board are effectively communicated throughout Santander UK.

Chief Risk Officer

The key risk responsibilities of the CRO are to:

–	Propose to the Board, via the Board Risk Committee, a Risk Framework which sets out how the risks arising from Santander UK’s activities are managed within the Board-approved Risk Appetite.
–	Provide advice to the CEO, the Board Risk Committee and Board on the Risk Appetite associated with the strategic business plan and on its appropriateness.
–	Provide assurance to the Board and external regulators that Santander UK’s material risks are appropriately identified, assessed, measured and reported and that the systems, controls and delegated authorities for the management of these risks are adequate and effective.
–	Provide an assessment on key risks to the CEO, Board Risk Committee, Board and Santander UK’s regulators on how risk is being managed, and escalate issues and breaches of appetite as necessary.

Chief Internal Auditor

The main responsibilities of the CIA are to:

–	Ensure that every significant activity and entity is within the scope of Internal Audit.
–	Design and implement a suitable audit methodology that identifies key risks and evaluates controls.
–	Develop an audit plan based on evaluating existing risks and deliver it through issuing audit and other assurance and monitoring reports.
–	Undertake all audits, special reviews, reports and commissions requested by the Board Audit Committee.
–	Undertake regular business monitoring through engagement with internal control functions and external audit.
–	Develop and implement an internal auditor training plan with regular skills assessment.

30	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Risk organisational structure

The three lines of defence is an industry-wide model for the management of risk, understood as a clear set of principles by which to implement a cohesive operating model across an organisation. The reporting lines with respect to the management of risk are set out below:

Annual Report 2014	31

Risk review

Risk governance

continued

Internal control system

The Risk Framework provides an overarching view of the internal control system which supports the management of risk on an enterprise-wide basis across Santander UK. It sets out at a high level the overriding guiding principles, the minimum standards, the roles and responsibilities and the governance for internal control. The internal control system is split into the following categories:

Category	Description

Risk Frameworks	Set out how risk should be managed and controlled for:
– The Santander UK group (overall framework);
– Key risks (risk type frameworks); and
– Key risk activities (risk activity frameworks).

Risk Appetite Statement

Defines the type and the level of risk that the Santander UK group is willing and able to accept in pursuit of its strategic objectives as expressed in business plans. Policies set out what action must (or must not) be taken to ensure the Santander UK group remains within agreed Risk Appetite. Overarching policies are set by Risk Control Units. Business and Business Support Units have operational policies, standards and procedures in place which align with and support the implementation of these overarching policies.

Delegated Authorities/ Mandates	Define who can do what under the authority delegated to the CEO by the Board.

Risk Attestations

Set out how risks have been managed and/or controlled in line with the requirements set out in the risk frameworks and within the agreed Risk Appetite, noting any remedial action required of the Business Units, Business Support Units or Risk Control Unit. These are fundamental processes designed to enforce personal accountability.

32	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

RISK APPETITE (unaudited)

The Risk Appetite defines the type and the level of risk that Santander UK is willing and able to accept in pursuit of its strategic objectives. The Risk Appetite is set on an enterprise-wide basis and is closely linked with the strategy of Santander UK. The strategy must be achievable within the agreed boundaries determined by the Risk Appetite.

The Risk Appetite is expressed through the principles, metrics, and qualitative statements contained within our Risk Appetite Statement.

Principles

The principles that govern the Risk Appetite Statement, which are based on Santander UK’s strategic objectives and the Risk Framework, require that Santander UK should maintain:

–	A strong foundation of financial resources, capable of successfully withstanding severe but plausible stressed conditions.
–	A risk profile that delivers predictable income and loss volatility, on an enterprise-wide basis across all business lines and risks.
–	Stability in earnings and disbursements, commensurate with the desired level of return.
–	Strong capital and liquidity ratios as an autonomous subsidiary.
–	A funding strategy that avoids excessive reliance on wholesale funding, and provides effective diversification in sources and tenor.
–	Control over large concentrations to single obligors and industry sectors.
–	A risk-averse approach to Operational, Conduct, Regulatory and Legal risk.
–	Compliance with, and exceeding, all regulatory requirements.
–	Remuneration and incentive schemes that support the wider risk management principles and Risk Culture Statements.
–	The trust of its people, customers, shareholders and communities.

Primary metrics

These metrics are the primary articulation of the Risk Appetite. Limits are set covering losses, capital adequacy and liquidity under stress conditions. The scope of the limits for losses covers all appropriate key risk types including credit risk, market risk, operational risk and conduct risk. Capital limits consider both regulatory and economic capital, whilst liquidity risk appetite is set with reference to the current most plausible stress scenario.

Complementary metrics

The main objective of these metrics is to control risk concentrations. Their scope includes limits around large and single-name exposures, products, sectors, sovereigns and certain geographical regions.

Qualitative statements

For aspects of risk that do not lend themselves to expression through metrics, qualitative statements are employed. For example, in the case of conduct risk, qualitative statements express our risk appetite around products, sales, after sales servicing and culture. Statements are also used to cover specific exclusions and restrictions in respect of certain sectors, types of customer and business activities.

The Board approves and oversees the annual formulation of the Risk Appetite Statement, ensuring that it continues to be consistent with our strategy, and reflective of the markets in which we operate.

It is the responsibility of executive management to ensure the risk profile of Santander UK, reflected in the annual budget and business plan, remains consistent with the Risk Appetite Statement. Monthly monitoring is undertaken to support this. In addition, at least semi-annually, the performance of the business plan against the Risk Appetite under stressed conditions is assessed to detect any adverse trends or inconsistencies.

After the Risk Appetite has been set, it is cascaded down to business unit or portfolio level as appropriate ensuring enterprise-wide coverage. To help ensure the Risk Appetite is properly communicated and embedded, lower level limits and thresholds are set at a business unit or portfolio level, which are linked to the Risk Appetite Statement. For risk types where the Risk Appetite is expressed through qualitative statements, appropriate lower level Key Risk Indicators are used, so that performance against the statements can also be monitored and reported.

Annual Report 2014	33

Risk review

Risk governance

continued

STRESS TESTING (unaudited)

Santander UK uses stress testing as a risk management tool in order to improve business planning and enterprise-wide risk management. The main objective of stress testing is to enhance senior management’s understanding of the sensitivity of Santander UK’s business plan, earnings and risk profile to stressed conditions.

Governance

Santander UK’s Stress Testing Framework has been designed to ensure that stress testing has enterprise-wide coverage and is an integral part of:

–	Risk identification, assessment, management and reporting;
–	Business and capital planning;
–	Risk Appetite;
–	Liquidity and contingency planning; and
–	Compliance with prevailing regulatory requirements.

Various governance committees are involved in the review and challenge of stress testing. The Board considers stress testing outputs during the approval processes for the ICAAP, the ILAA and Risk Appetite. It is supported by the Board Risk Committee which approves the Stress Testing Framework and the annual programme of stress testing to be conducted. The Executive Risk Committee is responsible for ensuring the integrity of the stress testing approaches, processes and results as well as the overall adherence to the Stress Testing Framework.

For more details on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections of the Risk Review.

Scenarios

Santander UK regularly develops forward-looking hypothetical stress scenarios. These consider a broad range of potential outcomes, exploring both the key vulnerabilities of Santander UK’s business model, as well as external economic shocks. The scenario design and selection process engages a broad range of internal stakeholders, including Board members. In addition to a descriptive narrative, the scenarios are defined using projections for key economic variables such as GDP, house price indices, unemployment and interest rates. The range of scenarios features diverse severities and time horizons of typically between three and five years. For example, one scenario considers an economic recession in which GDP suffers an overall contraction of approximately 4% with unemployment reaching rates as high as 12% and housing prices falling by up to 35% from their peak level.

Models, approaches and assumptions

A range of quantitative models, approaches and assumptions are used to estimate forecasted stressed results. These include the linkages between underlying economic factors and stressed risk parameters, as well as those for the balance sheet and income statement. Where stress testing models are deemed material they are subject to a formal review, independent validation and approval process. The key weaknesses and associated assumptions of the models are highlighted during the approval process for the stress test in question. In some cases, the results generated by the stress testing models will be supplemented with expert management judgement. Where this is material to the outcome of the stress test, it is subject to review by the approving governance committee.

A multi-layered approach to stress testing has been designed in order to capture risks at various levels; this extends from sensitivity analyses of a single risk factor to an individual portfolio, through to comprehensive exercises that cover all risk types across the entire business. Stress testing outputs form the basis for designing appropriate action plans aimed at mitigating potentially damaging effects.

Santander UK also conducts reverse stress tests. These are tests in which Santander UK is required to identify and assess scenarios that are most likely to cause the failure of its current business model. The results of the reverse stress test are reviewed and approved by senior management and ultimately by the Board.

External stress testing exercises

Santander UK also takes part in a number of external stress testing exercises. During 2014, these included the concurrent stress test of the UK banking system conducted by the PRA, as described in the ‘Top Risks’ section, as well as contributing to the stress test of Banco Santander, S.A. orchestrated by the EBA as part of their test of the resilience of banks in the EU.

ECONOMIC CAPITAL (unaudited)

The Economic Capital (‘EC’) model is used as an internal measure of risk to which Santander UK is exposed. It is used as a risk management tool alongside approaches such as stress testing, and complements the assessment of regulatory capital requirements. The model has been developed internally in conjunction with Banco Santander, S.A., and is regularly monitored and updated as required. It has been subject to independent validation, and formal review and approval.

The model allows for consistent assessment across various risk types, including credit risk, trading market risk, banking market risk, pension risk, operational risk and strategic risk. Critically, the model also considers portfolio concentration and diversification between businesses. The time horizon and confidence interval of the model can be adjusted to allow it to be used for a variety of risk management purposes. For example, EC is used to supplement the analysis of regulatory capital within the ICAAP, and also to compare the risk-adjusted returns of business lines and individual transactions.

34	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

DISTRIBUTION OF RISK (unaudited)

As homogenous measures of risk, both EC and regulatory capital can be used to illustrate the distribution of risk across those risk types for which capital is considered an effective mitigant. The table below sets out the distribution of regulatory RWAs across Santander UK at 31 December 2014 and 2013, by key risk type and by business unit.

During 2014, the relative distribution of risk across Santander UK, as measured by regulatory RWAs, was broadly unchanged. Credit risk in Retail Banking remained the largest consumer of RWAs, reflecting our balance sheet structure and business strategy.

For additional information, see ‘Risk weighted assets’ in the ‘Capital risk’ section on page 117.

Annual Report 2014	35

Risk review

Top risks

All of our activities involve, to varying degrees, identification, assessment, management and reporting of risk or combinations of risks. During 2014, senior management focused on our top and emerging risks and their causes. These are described in the following section, including how they link to our strategic business priorities which are described in more detail on page 13.

Risk description	Risk features and impact

Capital

Capital risk has the potential to disrupt our business model and stop the normal functions of Santander UK. It could also cause Santander UK to fail to meet the capital requirements of regulators, who would then have powers to constrain disbursements, such as the payment of dividends, or to resolve Santander UK. Capital risk in Santander UK is driven primarily by credit risk and the effects of regulatory change as well as management’s ability to raise capital to meet demand over the economic cycle.

See ‘Capital risk’ on page 117.

Capital Risk is the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Conduct

Conduct risk is a key risk to Santander UK in view of the evolving regulatory environment and to enable us to meet our aim to be the best bank for our customers. Specific conduct risks to which we are exposed include: products and services not meeting customer needs; failing to deal with complaints effectively; and the risk that customers are sold unsuitable products or not provided with adequate information to make informed decisions.

See ‘Conduct risk’ on page 129.

Conduct risk is the risk that Santander UK’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that Santander UK fails to hold to and maintain high standards of market integrity.

Credit

Deterioration in the credit quality of our customers and counterparties could reduce the value of our assets, and increase our write-downs and allowances for impairment losses. A deterioration in credit risk can be caused by a range of macroeconomic environment and other factors, including increased unemployment, falling house prices, increased corporate insolvency levels, reduced corporate profits, increased personal insolvency levels, increased interest rates and/ or higher tenant defaults.

See ‘Credit risk’ on page 39.

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which we have directly provided credit, or for which we have assumed a financial obligation.

Liquidity

All major banks, including Santander UK, can be impacted by changes in confidence in the banking sector, the wholesale funding markets or the banking institution, as well as by changes in the structure or the regulation of the banking sector. Should Santander UK be unable to continue to source sustainable funding (whether due to exceptional circumstances, industry restructuring or regulatory change), our ability to fund our financial obligations could be adversely affected, potentially disrupting the day-to-day operations, business model or leading to the insolvency of Santander UK plc.

See ‘Liquidity risk’ on page 101.

Liquidity risk is the risk that Santander UK, although solvent, either does not have sufficient financial resources available to meet its obligations as they fall due, or can secure them only at excessive cost.

Operational

Operational risk is inherent within all the business and support processes Santander UK and its suppliers undertake and occurs where unexpected or unplanned events associated with people, processes, systems or external events may prevent us from achieving any of our desired business objectives.

See ‘Operational risk’ on page 126.

Operational risk is the risk of direct, or indirect, loss to Santander UK resulting from inadequate or failed internal processes, people and systems, or external events.

Pension

Santander UK faces pension risk as a sponsor of defined benefit pension schemes. Pension risk arises to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities due to the uncertainty of future investment returns and the projected value of schemes’ liabilities. For instance, deterioration in the funding valuation position could result in a requirement to make material contributions to reduce deficits.

See ‘Pension risk’ on page 125.

Pension risk is the risk to Santander UK caused by its contractual or other liabilities to or with respect to its defined benefit pension schemes.

Strategic

Strategic risk can be reduced by developing a sound evidence base and grasp of key trends in the UK marketplace, anticipating changes in the operating environment and customer behaviour, and having a strong understanding of a bank’s own capabilities. Effective management of strategic risk is therefore important to maintain market share, revenues and returns to shareholders.

See ‘Strategic risk’ on page 133.

Strategic risk is the risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.

36	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Top risks

A top risk is a current risk within our business that could potentially have a material impact on our financial results, reputation and the sustainability of our business model.

Strategic priority key:

Loyal and satisfied retail customers

‘Bank of Choice’ for UK companies

Consistent profitability and a strong balance sheet

Developments in 2014

During 2014, regulatory developments continued to have the potential to impact Santander UK’s capital plans materially and were mitigated through close monitoring, scenario analysis and capital issuance. Santander UK participated in the PRA’s concurrent stress testing exercise in the year. Santander UK exceeded the PRA’s stress test threshold requirement of 4.5%, with a stressed CET 1 capital ratio of 7.9% after PRA-selected management actions.

Our CET 1 capital ratio improved to 11.9% at 31 December 2014 (2013: 11.6%(1)), with the PRA end point Tier 1 leverage ratio at 3.8% (2013: 3.3%). RWAs increased by £4.6bn to £82.3bn at 31 December 2014 (2013: £77.7bn), reflecting higher customer loans, a recalibration of risk models in Commercial Banking and a small increase in mortgage risk weights. We plan to continue to strengthen our leverage ratio through organic capital growth and, where necessary, AT1 capital issuance. We expect to meet the proposed UK minimum leverage requirements as they fall due and the PRA Total Loss-Absorbing Capacity (‘TLAC’) requirement, whilst maintaining our strategic plan to grow and further diversify our business.

During 2014, we continued to embed enhanced management of conduct risk throughout the business, including a comprehensive cultural change project. The focus for 2015 will be to ensure this is embedded across all business areas. It is expected that a number of remediation projects will also come to a close during 2015.

In 2014, a total charge of £140m, including related costs, was made for further conduct remediation. Of this, £95m related to payment protection insurance (‘PPI’), following a review of recent claims activity, which indicated that claims are now expected to continue for longer than originally anticipated. There was a £45m charge related to existing remediation activities of other products and an additional provision taken principally for wealth and investment products.

At 31 December 2014, the remaining provision for PPI amounted to £129m (2013: £165m). Monthly redress costs, including pro-active customer contact, decreased to an average of £11m per month (2013: £18m).

During 2014, the overall Santander UK NPL ratio improved to 1.80% (2013: 2.04%), with the performance across the business units as follows:

The Retail Banking NPL ratio decreased to 1.62% at 31 December 2014 (2013: 1.89%), with an improvement across all the principal portfolios, supported by the benign economic environment for UK households, low interest rates, rising house prices and falling unemployment. The Commercial Banking NPL ratio decreased to 3.56% at 31 December 2014 (2013: 3.83%) due to credit quality remaining strong. We continue to adhere to our prudent lending criteria as we further deliver on our business plan to expand lending. The Corporate & Institutional Banking NPL ratio increased to 1.01% at 31 December 2014 (2013: 0.33%), due to a single infrastructure loan which moved to non-performance. The Corporate Centre NPL ratio decreased to 1.62% at 31 December 2014 (2013: 2.36%), reflecting the on-going sale and run-off of the non-core corporate and legacy treasury portfolios which continued with no significant impact on the income statement.

The Liquidity Coverage Ratio (‘LCR’)(2) rules were finalised by the European Banking Authority (‘EBA’) in October 2014. The LCR eligible liquidity pool increased by £6.7bn to £39.5bn at 31 December 2014 (2013: £32.8bn). At 31 December 2014, the LCR was 110% (2013: 103%). Wholesale funding with a residual maturity of less than one year increased by £1.9bn to £23.1bn at 31 December 2014, due to the timing of secured funding maturities. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 171%.

Medium-term funding issuance of £12.9bn (sterling equivalent) in 2014 included £7.7bn of senior unsecured issuance. Overall, the cost of wholesale funding continued to fall during the year, as lower cost new issuance replaced more expensive maturing funding in a more stable capital markets environment.

During 2014, we continued to develop and embed our operational risk management framework, including the inception of an Operational Risk Transformation Programme (‘ORTP’) due to be completed in 2016. The ORTP incorporates significant developments in the key components of Operational Risk Assessments, scenario analysis, key risk indicator monitoring, change assessments and loss/incident data collection.

We paid specific attention to industry-wide concerns about cyber-crime throughout the year. We worked closely with other financial organisations, government bodies and security specialists, and continued to focus on investing in technology, process improvements and education programmes to reduce cyber risk and enhance data security.

During 2014, the latest triennial Trustee pension scheme funding valuation, at 31 March 2013, was agreed. Following this, an updated schedule of deficit funding contributions was agreed with the Scheme Trustee. During 2014, the risk profile of the Santander UK group’s defined benefit pension scheme remained stable with the focus on positive performance of the assets relative to liabilities, whilst managing volatility through hedging.

The Scheme’s accounting position improved by £670m to a surplus of £156m at 31 December 2014, attributable to positive asset returns, additional contributions by Santander UK, and a £218m net gain arising from Scheme changes that limit future defined benefit pension entitlements and provide for the longer-term sustainability of our staff pension arrangements.

Risks to banks’ strategies continued in 2014, as factors such as regulatory, economic and to some degree political uncertainty, technological change and the emergence of new bank business models challenged the industry. Regulatory initiatives including the implementation of UK bank ‘ring-fencing’ legislation, the recently announced market investigation by the Competition and Markets Authority, and other macro-prudential, micro-prudential and conduct-related announcements continued to affect banks’ operating environment.

During 2014, we made continued progress towards achieving our strategic objectives as set out in the Strategic Report. Our business model, with its strong customer focus and low risk approach, helps us respond to the above challenges and meet our strategic goals.

(1) Non-IFRS measure. See page 355.

(2) Non-IFRS measure. See page 106.

Annual Report 2014	37

Risk review

Emerging and future risks

Emerging and future risks

An emerging and future risk is a risk with largely
uncertain outcomes which may develop or
crystallise in the future. Crystallisation of an
emerging risk could have a material effect on
long-term strategy.

Timeframe	Risk description and mitigation

Less than 1 year	The UK economy

The financial performance of Santander UK is intrinsically linked to the UK economy. This is particularly so for those aspects of the economy that have greatest influence on our larger credit portfolios, such as the housing market and unemployment. In turn, the prospects for the UK are also dependent, to a degree, on the economies of other major trading areas, such as the eurozone.

In the event that the UK economy continues to improve, there is a greater likelihood of a higher interest rate environment. In such a scenario, the reaction of our customers and other market participants might result in different patterns of behaviour. These could include increased customer attrition and more competitive product pricing.

There remains a possibility that the UK economy will not continue to recover as expected, or even experience an economic downturn. In these circumstances, the outlook for interest rates may be lowered, with concomitant impacts on credit losses, interest margins and pension risk.

We continue to monitor these risks regularly, and assess their potential impacts with scenario analysis.

The UK political environment

Any significant changes in UK Government policies or political structure could have an impact on our business. In particular, the second half of 2014 saw increased debate around the UK’s relationship with the EU, including within the context of the UK’s general election in 2015. We continue to monitor the potential consequences such changes may have with action to be taken as appropriate. The impacts of this risk may also be seen over more than a one-year period.

New and emerging regulation

The aftermath of the financial crisis has seen the emergence of a significant volume of additional regulation in the UK, the US and other jurisdictions. In some cases, the impacts this regulation has on Santander UK have become clearer and more precisely quantified. In response to these, a number of significant change projects are already underway, including those relating to the ICB and the Financial Services (Banking Reform) Act 2013. We regularly assess the potential impacts of this regulation to gauge its implications for both our risk profile and requisite financial resources, including capital. However, there also remains a significant body of emerging regulation where the impact and timing remain uncertain.

Conduct risk

Although Santander UK continues to improve and embed its management of conduct risk, there is a risk that conduct-related issues will result in greater costs and losses than originally envisaged. Conduct risk also remains the subject of close regulatory scrutiny across the UK banking industry.

IT and business change

Santander UK continues to invest in the roll-out of new IT platforms and systems, to support its strategic growth plans. There are also a number of key business change initiatives underway, the successful delivery of which is crucial to meet regulatory demands and strategic aims. As with any significant change programmes of this nature, there is a need to ensure that the risks associated with the pace of change are properly monitored and controlled.

1-3 years	The UK economy

In the medium term, there is a greater probability that the UK economy will suffer a downturn, and that it proves to be more severe than we initially expect. Should this prove to be the case, then in addition to the impacts listed under the entry above, there will also be a greater prospect of increased customer defaults and associated credit losses.

Quality and stability of earnings

We remain aware that certain income streams could become subject to greater risk and uncertainty. Examples include fee income from retail products, increased customer attrition, and greater competition affecting the growth prospects for the Commercial Banking business.

More than 3 years	New competitors and technology

Innovations in technology applied to the delivery of financial services continued to develop at a rapid pace. We have also seen the advent of new financial services providers. These factors bring with them the potential for increased levels of competition in the medium term.

Strategic priority key:

Loyal and satisfied retail customers

‘Bank of Choice’ for UK companies

Consistent profitability and a strong balance sheet

38	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Credit risk

CREDIT RISK MANAGEMENT

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which Santander UK has directly provided credit, or for which Santander UK has assumed a financial obligation.

Exposures to credit risk arise in the following businesses:

Retail Banking	Commercial Banking	Corporate & Institutional Banking	Corporate Centre

— Exposures arise from residential mortgages, current accounts, unsecured personal loans, credit cards, business banking and other personal financial services products.

—  Exposures arise from loans, bank accounts, treasury instruments, asset finance, cash transmission, trade finance and invoice discounting. These services are provided to corporates, including UK SMEs, and commercial real estate and Social Housing.

		— Exposures arise from lending and treasury products provided to large corporates, and from treasury markets activities with financial institutions.	— Exposures arise from asset and liability management of the balance sheet, as well as the non-core and legacy portfolios being run down.

The credit risk arising in each of these businesses is covered in further detail in subsequent sections. The management of credit risk is tailored according to the type of customers, who are typically classified as either standardised or non-standardised as follows:

Standardised customers	Non-standardised customers

—  Consist primarily of individuals and small businesses. Risk management is based on expert internal risk assessment and automated decision-making models, supported by teams of analysts specialising in this type of risk.

—  Consist mostly of medium and large corporate customers and financial institutions where risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

— Approach applied by Retail Banking, Commercial Banking, and Corporate Centre (for non-core portfolios).	— Approach applied by Commercial Banking, Corporate & Institutional Banking, and Corporate Centre.

Annual Report 2014	39

Risk review

Credit risk

continued

Approach to credit risk

Risk limit planning and setting

Risk limit planning and setting is a dynamic process involving the discussion of business proposals and the attitude to risk. This process culminates in an agreed risk limit plan, which is a comprehensive document used for the integrated management of the balance sheet and its inherent risks. All risk limit plans are monitored with management actions taken to deliver the plan, as necessary.

Risk analysis and credit rating process

Risk analysis is performed to establish the customer’s ability to meet its obligations. The analysis includes a review of customer credit quality, associated operational risk, and risk-adjusted returns. To aid this analysis, Santander UK uses a number of proprietary internal measurement tools including statistical models and rating systems. These are used for internal credit risk assessment and informing lending decisions, and are tailored to each risk classification.

For standardised customers, statistical models are typically employed that automatically assign a score to the proposed transaction or customer. Such scorecards typically work in conjunction with other policy rules, supported by credit references. Most decisions are automated although, in some cases, manual intervention is necessary. Risk assessment is not constrained to decisions at origination, as often scorecards exist across the customer lifecycle.

For non-standardised customers, specific proprietary rating systems are used. For many non-standardised counterparties with a global footprint, Santander UK employs rating tools, co-ordinated on a global basis by the Banco Santander group. Portfolios of this nature include sovereigns, large corporates and certain financial institutions. Risk assessment involves the analysis of the customer’s financial performance compared with macro-economic data, supplemented with an analyst’s expert judgement. Customer ratings are reviewed at least annually and more frequently in cases where monitoring indicates this is appropriate. The rating tools are regularly reviewed.

Transaction decision-making

Having analysed a credit transaction and rated the customer, a decision is then made about whether or not to approve the transaction. This decision-making process takes account of the credit quality of the customer, the underlying risk of the transaction (and the extent of any risk mitigation such as collateral); the associated risk policy, limits and appetite; and achievement of the desired balance between risk and associated return. All decisions to approve credit transactions are made under authority delegated by the Board. The approach to the decision-making process differs according to risk classification. For standardised customers, automated decision models are used to manage large volumes of credit transactions. In certain cases this is supplemented by the use of manual underwriting to ensure adherence to risk policy. For non-standardised customers, credit approval decisions are made under a system of delegated authorities to individuals. Larger transactions above pre-defined limits are referred to governance committees.

Risk monitoring

Monitoring is conducted at a portfolio, segment, customer and transaction level. Mitigating actions are proposed if deterioration is detected. Credit concentrations are also monitored. Concentration limits as defined by the Risk Appetite are reviewed and approved as necessary.

For standardised customers (principally retail and SME customers), scorecards and policies are monitored frequently, using both quantitative and qualitative key risk indicators in order to detect any variance in portfolio performance compared to forecasts. Adjustments to models and policy are made as required to bring portfolio performance back in line with expectations.

For non-standardised customers, monitoring is undertaken using a Watchlist process. There are a range of indicators that may trigger a case being added to the Watchlist, including downturn in trade, covenant breaches, major contract loss, early arrears or persistent excesses and resignation of key management. Such cases are assessed to determine the potential financial implications of these trigger events. The Watchlist uses the classifications of ‘enhanced monitoring’ and, for cases warranting more significant actions, ‘proactive management’. Proactive management strategies can range from an agreed reduction in credit exposure to the negotiation of additional security or the cancellation of exposure. Inclusion on the Watchlist indicates that a potential impairment event has been observed but it does not automatically mean there has been a default. Cases on the Watchlist are assessed for impairment collectively, unless the debt management activity has been transferred to the Restructuring & Recoveries team, at which point impairment is assessed individually. Cases that become non-performing are no longer included on the Watchlist and are also assessed for impairment individually.

40	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Risk measurement and control

Changes in Santander UK’s credit risk position are measured and controlled against budgets, limits and benchmarks. The potential future impact of any changes arising from either strategic decisions or the external operating environment is assessed to establish any mitigating action. Several metrics are used to measure and control credit risk in this regard. The key metrics for risk management purposes:

Metric	Description

Expected loss (‘EL’)

This metric provides an indication of the likely future costs of credit risk and is the product of the probability of default (‘PD’), the exposure at default (‘EAD’) and the loss given default (‘LGD’), all of which are parameters based on internal risk models and the CRD IV assessment of customers or transactions that constitutes a judgement of their credit quality:

–  PD is calculated by observing the cases of new defaults in relation to the final rating assigned to customers or to the scoring assigned to the related transactions.

–  EAD is calculated by comparing the use of committed facilities at the time of default and their use under normal (i.e. performing) circumstances, so as to estimate the eventual extent of use of the facilities in the event of default.

–  LGD is calculated by observing the recoveries of defaulted loans, taking into account the income and expenses associated with the recovery process, as well as the timing and indirect costs arising from the recovery process.

PD, EAD and LGD are all calculated in accordance with the requirements of CRD IV and therefore include direct and indirect costs. For the remainder of the Risk Review impairments, impairment losses and impairment loss allowances refer to calculations in accordance within IFRS unless specified as relating to CRD IV. For details of the accounting policies for impairment calculated in accordance with IFRS refer to note 1 of the Consolidated Financial Statements.

Net movement in NPLs

This metric and its components (including write-offs and recoveries) are used to monitor changes in the behaviour of portfolios. Loans and advances are classified as NPLs typically when a counterparty fails to make payments for three months or longer, or where there is information available which indicates that there are significant doubts regarding the customer’s ability to meet forthcoming contractual payments. This information can vary across business divisions and typically includes circumstances where a customer:

Retail Banking

–  Has a bankruptcy or insolvency indicator and is in arrears by less than three months;

–  Is in maturity default, the entire loan is contractually matured by at least three months and a balance remains;

–  Was forborne in a non-performing state and has not yet repaid all arrears prior to the forbearance;

–  Has been subject to multiple instances of forbearance; and/or

–  Has had fees and interest suspended as a result of financial difficulties.

Commercial Banking, Corporate & Institutional Banking and Corporate Centre

–  Has a winding up notice issued or suffers an insolvency event;

–  Has had event(s) occur which are likely to adversely impact upon their ability to meet financial obligations (e.g. where a customer loses a key client or contract);

–  Has regularly and persistently missed/delayed payments but where the account has been maintained below 90 days past due;

–  Is due to mature within six months and where the prospects of achieving a refinancing are considered low; and/or

–  Has an excessive LTV with little prospect of this being rectified.

Santander UK uses a number of measurement tools for assessing credit risk, making lending decisions and calculating regulatory capital in accordance with CRD IV requirements, but these are not used in the calculation of impairment loss allowances for accounting purposes under IFRS. For the remainder of the Risk Review, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS unless specified as relating to CRD IV. For details of the accounting policies for impairment calculated in accordance with IFRS, see Note 1 to the Consolidated Financial Statements.

Risks are also assessed from various complementary perspectives, including internal rating deterioration, geographical location, business area, product and process, in order to identify specific areas requiring remediation. Stress testing techniques are also employed to establish vulnerabilities to economic deterioration.

Debt management

Debt management is fundamental to our business, and is deployed through specialist units. It is a strategic, integrated business activity that aims to deal fairly but efficiently with customers that are experiencing financial difficulties. Effective debt management is dependent on:

–	Supporting the customer with affordable and sustainable repayment solutions based on their individual circumstances;
–	Predicting customer behaviours and treating customers fairly by monitoring and modelling customer profiles and financial performance, and designing and implementing appropriate customer communication and debt management strategies;
–	On-going dialogue and negotiation with the customer to return the account to normal status in the shortest affordable and sustainable period; and
–	Monitoring and evaluating debt management agreements to ensure they are producing the desired outcomes.

Debt management activity consists of the following phases, which are tailored to each business segment and are discussed in the sections that follow: Arrears management; Forbearance; Other changes in contractual terms; Other forms of debt management and Exit strategies.

Annual Report 2014	41

Risk review

Credit risk

continued

CREDIT RISK MANAGEMENT – RETAIL BANKING

Approach to credit risk

—  Santander UK is principally a retail lender. Retail lending commonly consists of a high volume of loans that, individually, are of relatively small denomination. As such these are typically managed on a portfolio or customer segment level. Nonetheless, each retail customer and lending facility is assessed to establish the customer’s ability to meet their obligations through the term of the borrowing. Alongside the application data provided by our customers, the following key factors are taken into consideration:

Credit policy: Our credit policy is specifically designed, and regularly reviewed, to ensure that any business written is responsible, affordable (both initially and on an on-going basis) and of a good credit quality;

Credit scoring: Santander UK typically employs statistical models that assign a score to the proposed transaction or customer. Scoring models are monitored regularly, with both quantitative and qualitative triggers embedded; and

Credit references: Credit performance data provided through external agencies is employed in the lending decision and supports both credit scoring and policy.

Many decisions are automated as these factors are often embedded within our risk systems. There are cases however where additional qualification and manual intervention is necessary for a lending decision.

—  Risk assessment is not constrained to decisions at origination, as risk management tools exist across the customer lifecycle. Once loans have been accepted, credit risk in Retail Banking is managed through the use of a set of Board-approved Risk Appetite limits and portfolio-based exposure limits.

— The largest area of exposure to credit risk in Retail Banking is in residential lending on mortgages. Residential lending is subject to lending policy and lending authority levels.

Credit risk management and mitigation

Portfolio	Description

Mortgages

Mortgages are provided subject to a rigorous credit risk assessment of the borrower and property. The approval process is supported by manual underwriting. Affordability is assessed by reviewing a customer’s expenditure, other credit commitments and capacity to repay under stressed interest rates. The affordability model is regularly reviewed and refined as required by changes to regulation, economic conditions and risk performance. For example, changes were made in 2014 to our stressed interest rates and the cost of living criteria. Additional metrics are also used, including product limits, loan-to-income and loan-to-value (‘LTV’) ratios.

Prior to granting any first mortgage loan on a property, Santander UK has the property valued by an approved and qualified surveyor. The valuation is based on internal guidelines, which build upon the Royal Institution of Chartered Surveyors (‘RICS’) guidance on valuation. For re-mortgages and qualifying purchases where the LTV is 75% or lower, an automated valuation may be used instead of a surveyor’s valuation subject to acceptance criteria.

For revaluation and loan loss allowance calculation purposes, current property values are estimated quarterly by an independent agency through statistical models using information from recent property transactions and valuations in that local area. In certain instances, HPI is used where agency model confidence levels drop below a Santander UK pre-defined threshold.

Banking and Consumer Credit

Santander UK provides a range of unsecured finance products to personal and Business Banking customers. These include bank accounts, with and without lending facilities, personal loans, credit cards and finance leases. The quality and performance are monitored on a regular basis to ensure that they are within agreed portfolio limits and risk profiles.

The provision of unsecured lending facilities is subject to an initial affordability and credit risk assessment process together with ongoing monitoring and control. This process uses a range of decisioning systems and models that incorporate information from multiple sources, typically including details provided by the customer, information on the customer’s existing holdings of Santander UK products, and credit reference agency data on a customer’s broader financial position.

Debt management – mortgages

Debt management strategies can start prior to actual payment default or as early as the day after a repayment is past due and can continue through to legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case. Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of financial difficulties with a solution agreeable to Santander UK. Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty.

42	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Arrears management

Arrears management makes use of collection and rehabilitation tools such as debt counselling and field visits, as well as exercising legal right of set-off against other designated bank accounts. Our focus is on understanding the nature of customers’ circumstances so that the most appropriate assistance is offered in our efforts to bring the customer account up to date as soon as possible.

Forbearance

Forbearance on mortgage accounts occurs where Santander UK agrees a temporary or permanent change of contractually agreed terms and conditions with a borrower who has been identified as being in financial difficulty. Forbearance strategies are employed to assist customers through temporary periods of financial difficulty and ensure that foreclosure or repossession is a last resort. The effectiveness of our forbearance approach is regularly reviewed.

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

Santander UK may offer the following forbearance solutions provided that the affordability assessments indicate that the borrower will be able to meet the revised payment arrangements:

Action	Description

Capitalisation

Arrears may be added to the mortgage balance where the customer is consistently repaying the agreed monthly amounts (typically for a minimum of six months) but where they are unable to increase repayments to repay these arrears over a reasonable period. Capitalisation is often combined with term extensions and interest-only concessions.

Term extension	The repayment period may be extended to reduce monthly repayments within credit policy criteria for age at maturity (typically no more than 75 years old) and loan term.

Interest-only

The monthly repayment may be reduced to interest payment only for a limited period (typically up to 12 months) with capital repayment deferred if all other collection tools have been exhausted and a term extension is either not possible or affordable. The expectation is that the customer will return to repayment on a capital and interest basis after the expiry of this concession. Periodic reviews of the customer’s financial situation are undertaken to assess when the customer can afford to return to the repayment method.

Accounts subject to such concessions which are granted due to financial difficulties are subsequently reported as forborne. Many of these accounts remain in the performing portfolio but are identified and reported separately from the other performing accounts, and are subject to higher provisioning rates. Where a case which is subject to forbearance is already classified in NPL at the point the forbearance is agreed, the case is retained in the NPL category, until all arrears prior to the forbearance have been repaid. Under Santander UK’s forbearance methodology, a case remains classified as forborne until full repayment is achieved.

In limited circumstances, a customer may have their loan forborne more than once, when an agreed plan to mitigate the customer’s financial difficulty has not achieved the intended or desired result and an alternative plan is required. Customers that have more than one forbearance event in a given year or more than three events in any rolling five year period are classified as multiple forbearance.

Loan loss allowances are assessed taking into account the value of collateral held as estimated by mark to market valuation models using postcode data as well as the cash flow available to service debt over the period of the forbearance, amongst other factors. These loan loss allowances are assessed regularly and are independently reviewed.

Other changes in contractual terms

In addition to the forbearance arrangements described above, there are other changes in contractual terms that have been carried out historically, due to commercial reasons, for borrowers who are not exhibiting signs of being in financial difficulty (such as a change of term or change to method of repayment). These changes are not classified as forbearance as no financial difficulty was evident at the time of the change in contractual terms and the majority of those modified subsequently continue to perform satisfactorily. The aim of the change in contractual terms is to retain the customer relationship.

Exit strategies

When a customer is unwilling or unable to adhere to an acceptable agreement regarding arrears, the account is escalated to the litigation and recovery phase. Santander UK will consider delaying litigation, or action once in litigation under certain circumstances, such as where the customer presents evidence that the mortgage will be redeemed or the arrears cleared, or where the customer is making a regular payment of at least the instalment amount. These policies exist to ensure that repossession is only used as a last resort. To ensure that estimated losses inherent in the stock of repossessed properties are realistic in relation to the current economic conditions, two independent valuations are requested on all repossessed properties together with estimated disposal costs. These form the basis for the calculation of the impairment loss allowance.

Annual Report 2014	43

Risk review

Credit risk

continued

Higher risk loans and other segments of particular interest

Santander UK is principally a retail prime lender and does not originate sub-prime or second charge mortgages, or lend on original LTV of over 90% (except where we do so in support of UK Government mortgage schemes to a maximum LTV of 95%). Nonetheless, there are some mortgage types that may present higher risks than others, or which may be of particular interest. These consist of:

Product	Description

Interest-only loans and part interest- only, part repayment loans

Interest-only mortgages require monthly interest payments and the repayment of principal only at maturity. Part interest-only, part repayment mortgages permit a customer to have a component of their loan repaid on a capital and interest basis through the term of the loan, with the remaining loan component requiring monthly interest payments only, with the principal of this loan component repayable only at maturity.

Since 2009, the risk associated with interest-only mortgages has been decreased by reducing the maximum LTV on new interest-only mortgages and increasing the minimum credit score acceptable, resulting in higher quality loans. Since 2012, the maximum LTV on new interest-only mortgages has been 50%. In addition, sale of the property is now only an acceptable repayment plan where the amount of equity exceeds a predefined minimum.

Santander UK requires that customers with interest-only mortgages have made arrangements to repay the principal in full at maturity in line with their responsibilities. In addition, a strategy is in place to ensure that customers with interest-only mortgage components are aware of their repayment obligations. Communications to customers to reinforce this include targeted messaging within annual mortgage statements, as well as periodic contact campaigns asking them to advise us of their repayment plans (initially completed for customers with mortgages maturing before 2020 but to be extended to all interest-only customers).

Santander UK actively engages with customers who either acknowledge they will have a shortfall at maturity or have interest-only loans that have already passed their contractual maturity date. Where it is deemed to be in the interest of the customer (and subject to affordability assessments) alternative solutions are considered, including converting the balance in part or full to capital and interest with a further term or extending the repayment term to accommodate the maturity of a future repayment vehicle. Litigation is considered only as a last resort.

Flexible loans

Flexible mortgages permit customers the flexibility to pre-pay capital and to ‘drawdown’ additional funds at any time up to a predefined credit limit. By doing so, customers are able to vary their monthly payments, or take payment holidays. Drawdowns are subject to conditions, which include:

–  Drawdowns in a month must not exceed the limit (if any) in the current tariff of charges.

–  The customer must not be more than two payments in arrears.

–  The customer must not have had any insolvency events, which can include county court judgments, bankruptcies, individual voluntary arrangements, administration orders and debt relief orders.

Customers may request credit limit reviews, but any request will be subject to the standard full credit approval process. Santander UK can lower the credit limit at any time to ensure that the total of the mortgage balance and the headroom within the credit limit does not exceed 90% of the property’s current market value.

Loans with loan-to-value >100%

Where loans have loan-to-value ratios greater than 100%, liquidation of the collateral will not yield sufficient funds to cover the loan advanced. In addition, arrears and the costs of liquidation can increase any ultimate shortfall. Prior to 2009, in limited circumstances, customers were able to borrow more than 100% of the value of the secured property. Additionally, previous decreases in house prices have resulted in the current LTV of some loans now being over 100%.

Buy-to-let loans

Santander UK targets new or small volume investor landlords. The general principle behind the buy-to-let proposition is that it is self-financing, but there is a risk that income from the property may not cover the costs, e.g. as a result of periods where the property is vacant. The proposition has its own suite of policies against which every application is manually assessed by an underwriter unless already declined by an automated system decision.

44	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Debt management – banking and consumer credit

Arrears management

Arrears management makes use of collection and rehabilitation tools such as debt counselling and field visits, as well as exercising legal right of set-off against other designated bank accounts. Solutions offered to customers will vary according to both the type of credit facility (e.g. overdraft, credit card, monthly repayment loan) and the individual customer’s circumstances. In all cases our focus is on providing the most appropriate assistance in our efforts to bring the customer account up to date as soon as possible.

Forbearance

Unsecured lending

Forbearance arrangements for unsecured lending follow a similar set of principles to those applied to mortgages. Arrangements are managed on an individual basis taking into consideration each customer’s circumstances to ensure that arrangements are appropriate and sustainable. A range of potential solutions are in place that includes:

Action	Description

Reduced repayments via a debt management plan

Where customers experience financial difficulty, collection activities and fees and interest can be frozen for up to 60 days while a reduced payment plan is agreed. Longer term suspension of interest and fees may also be considered as part of a repayment programme.

Informal reduced payment arrangements	The same flexibility as noted above is offered where a customer does not have a formal debt management plan in place but is experiencing financial difficulties.

Reduced settlement	A reduced lump sum payment may be accepted with the remaining balance written off.

In addition to these forbearance strategies, Santander UK also complies with insolvency solutions for credit card customers which are governed by relevant regulations and codes of practice. Insolvency solutions are not considered forbearance as they are not at the discretion of Santander UK but rather are complied with when applicable.

Finance leases

There is no significant forbearance activity in the finance lease business.

Exit strategies

When a customer is unwilling or unable to adhere to an acceptable agreement regarding arrears, the account is escalated to the litigation and recovery phase. This will only happen after all reasonable attempts to restore the account back to order have been exhausted. Recovery activity includes the use of external debt collections agencies, debt sale to external purchasers, litigation and enforcement action as appropriate.

Annual Report 2014	45

Risk review

Credit risk

continued

CREDIT RISK MANAGEMENT – COMMERCIAL BANKING

Approach to credit risk

—  Risk analysis is performed to establish the customer’s ability to meet its obligations through the term of the credit facility. Lending is based on robust credit policies, and risk appetite limits and portfolio monitoring and management.

—  All transactions are considered using credit limits approved by the appropriate credit authority. The most senior risk committee in Santander UK in this respect is the Executive Risk Committee which reviews and approves the highest value transactions.

—  All customers are assigned a credit rating employing specific, internally-developed rating systems (see ‘credit quality’ in the ‘Santander UK group exposure’ section that follows). The tools utilised contain both quantitative and qualitative components through the analysis of the relative financial performance of the customer supplemented by an analyst’s expert judgement. Internal ratings are reviewed at least annually.

— Risk appetite limits are used to measure and control exposures. Credit policies are designed to support lending within the approved limits.

—  Credit risk is measured on a regular basis and reporting covers individual exposures as well as exposures by industries, geographical areas, products and other relevant concentrations. A detailed analysis of credit exposures and credit risk trends is reported on a monthly basis to the Executive Risk Committee, and larger exposures are reported monthly to the Board Risk Committee.

Credit risk management and mitigation

Portfolio	Description

Mid-Corporate and SME

Typically incorporates secured and unsecured lending, with the credit worthiness of the customer underpinned by financial and non-financial covenants, and debenture security. Guarantees are not classified as collateral and value is not attributed to them unless supported by tangible security. Lending decisions are assessed against trading cash flows and in the event of a default Santander UK does not typically take possession of the business’ assets, although an administrator may be appointed in more severe cases.

Asset finance and invoice finance is provided to certain UK corporate clients secured by a charge over the assets and debtor book being financed. Financed assets (typically vehicles and equipment) are reviewed prior to lending and their value assessed. For invoice finance, companies’ ledgers are subject to periodic reviews with funding provided against eligible debtors meeting pre-agreed criteria. In the event of a default, assets and debtors will be repossessed and sold, or collected out, respectively.

Commercial Real Estate

Collateral is in the form of a first charge over commercial real estate assets. Lending is undertaken against stringent policy criteria that include the condition, age and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors. Properties are viewed by Santander UK prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, the tenant and future demand for the property (e.g. market rent compared to the current rent). Loan agreements typically permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached. However for the commercial mortgage element of the portfolio no rights of revaluation exist.

When a loan is transferred to the Watchlist, Santander UK typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any forbearance solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives). Collateral is rarely taken into possession.

Social Housing

The Social Housing portfolio is secured by a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations. This collateral is re-valued at least every five years (in line with industry norms) and the valuation is based on standard social housing methodologies, which generally involve the properties’ continued use as social housing. If the valuation were based upon normal residential use the value would be considerably higher. To date, Santander UK has suffered no defaults or losses on this type of lending and has not had to take possession of any collateral. The value of the collateral is in all cases in excess of the loan balance. Typically, the loan balance represents 25% to 50% of the implied market value of collateral using Santander UK’s LGD methodology.

Older social housing loans that are not consistent with Santander UK’s business strategy are managed and reported in Corporate Centre.

46	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Debt management

Problem debt is identified through close monitoring and is supported by the Watchlist process. Debt management activity is performed initially by the relationship manager supported by the relevant credit risk expert, and subsequently by the Restructuring & Recoveries team if the circumstances of the case become more acute or specialist expertise is required and where the case becomes non-performing.

Debt management strategies typically start prior to actual payment default and can continue through to legal action. Different strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case.

Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of financial difficulties with a solution agreeable to Santander UK. Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty.

Arrears management

Santander UK seeks to detect weakening financial performance early through close monitoring of regular financial and trading information, periodic testing to ensure compliance with both financial and non-financial covenants and regular dialogue with corporate clients. The Watchlist process is used proactively on cases which need enhanced management activity ranging from increased frequency and intensity of monitoring through to more specific activities to reduce exposure, enhance security or in some cases seek to exit the position altogether.

Once categorised as Watchlist, a strategy is agreed with Credit Risk and monitored through monthly Watchlist meetings attended by Restructuring & Recoveries for each portfolio. Where the issues identified are perceived to have become more acute or longer term, a recommendation may be made for the case to be transferred to Restructuring & Recoveries. Once a case enters NPL status, it is removed from the Watchlist and transferred to Restructuring & Recoveries.

Forbearance

Forbearance occurs where Santander UK agrees a temporary or permanent change of contractually agreed terms and conditions with a borrower who has been identified as being in financial difficulty. The factors considered when concluding whether a borrower is experiencing financial difficulties can include the results of covenant testing, reviews of trading and management information provided under the loan terms or directly from the customer as part of Santander UK’s ongoing relationship dialogue. The aim of such concessions is to bring the account back on to sustainable terms where the loan can be fully serviced over its lifetime. Santander UK’s policies and practices are based on criteria which, in the judgment of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary.

Forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible where the loan is secured, avoid foreclosure or repossession. The effectiveness of our forbearance approach is kept under review.

Santander UK may offer the following forbearance solutions provided that the affordability assessments indicate that the borrower will be able to meet the revised payment arrangements:

Action	Description

Term extension

The term of the credit facility may be extended to reduce the regular periodic repayments and where, as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or where the loan is about to mature and near term refinancing is not possible on current market terms.

Interest-only

Regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options are not available and the issues are viewed as temporary. The customer’s financial situation is regularly reviewed to assess when they can afford to return to the repayment method.

Payment rescheduling

Payment terms may be varied through lowering the level of near term obligations to provide time for a business to address issues that may temporarily be affecting its cashflow before being restored to higher levels once the borrower’s payment capacity has recovered. This may also include capitalisation of arrears or incorporating into an overdraft facility.

Annual Report 2014	47

Risk review

Credit risk

continued

Accounts subject to such concessions which are granted due to financial difficulties are subsequently reported as forborne. Many of these accounts remain in the performing portfolio but are identified and reported separately from the other performing accounts, and are subject to higher provisioning rates. Where a case which is subject to forbearance is already in NPLs at the point the forbearance is agreed, the case is initially retained in the NPL category, until evidence of consistent compliance with the new terms is demonstrated before being reclassified out of NPLs (typically timely repayments for a minimum of three months).

Other forborne loans (i.e. those performing at the time of forbearance), are typically classified as sub-standard for an initial period and once the case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved, it may be reclassified as fully performing. Under Santander UK’s forbearance methodology, a case remains classified as forborne until full repayment is achieved.

In limited circumstances, a customer may have their loan forborne more than once, when an agreed plan to mitigate the customer’s financial difficulty has not achieved the intended or desired result and an alternative plan is required. Customers that have more than one forbearance event in a given year or more than three events in any rolling five year period are classified as multiple forbearance.

Loan loss allowances are assessed taking into account, amongst other factors, the value of collateral held as confirmed by third party professional valuations and the cash flow available to service debt over the period of forbearance. Loan loss allowances are assessed regularly and are independently reviewed.

Other forms of debt management

In addition to forbearance, Santander UK uses other forms of debt management which can include:

Action	Description

Covenant variations

Financial covenants breaches may be waived or covenant levels reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of Santander UK’s lending.

Payment agreements	Payments from a borrower may on rare occasions be varied such that an element of the debt and or interest is forgiven or reduced. This may involve debt-for-equity swaps for larger companies.

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

Only a very limited number of debt-for-equity swaps have been undertaken. Under these arrangements, the converted debt is written off (net of existing loan loss allowances) upon completion of the debt conversion. The value of the equity acquired is initially held at nil value and reassessed periodically in light of subsequent performance of the borrower.

Exit strategies

Consensual arrangements

Where it is not possible to agree a forbearance arrangement, Santander UK may seek to exit the position by agreeing with the borrower an orderly sale of assets outside insolvency to pay down the debt, or arranging for the refinance of the debt with another lender.

Enforcement and recovery

Where it is not possible to agree a forbearance arrangement or to exit the position consensually, Santander UK will pursue recovery through an insolvency process, through the sale of any collateral held, or through a sale of the debt on the secondary market. A loan loss allowance is raised where a shortfall is identified between sale proceeds and the outstanding loan balance. Any shortfall is written off upon sale.

Higher risk loans and other segments of particular interest

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis. Further analysis is provided on this sector in the section ‘Credit Risk – Commercial Banking’.

48	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

CREDIT RISK MANAGEMENT – CORPORATE & INSTITUTIONAL BANKING

Approach to credit risk

— Corporate & Institutional Banking supports lending to large corporates and treasury markets activities with financial institutions.

— The approach to credit risk in Corporate & Institutional Banking is consistent with the approach in Commercial Banking, as set out in ‘Credit risk management – Commercial Banking’.

—  Credit risk on derivatives is taken under specific limits approved for each counterparty, and is controlled, managed and reported on a counterparty basis, regardless of whether the exposure is incurred by Corporate & Institutional Banking or by Corporate Centre. Credit risk on derivatives is calculated by adding the potential future exposure of the instruments to market movements over their lives to their current fair value. This is then included against the credit limits for individual counterparties along with other non-derivative exposures.

Credit risk management and mitigation

Portfolio	Description

Sovereign and Supranational	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

Large Corporate

The portfolio consists of multinational companies and large UK counterparties. The credit risk is primarily concentrated on lending and treasury products to support working capital and liquidity needs. The majority of the portfolio consists of unsecured exposure, but credit agreements are underpinned by both financial and non-financial covenants. The initial, and on-going, lending decision is typically evaluated by a specialised analyst based upon factors including the financial strength of the client, its position in its industry and its management strengths.

Structured Finance

The portfolio includes Leverage Finance, Project Finance, Infrastructure Acquisition, Asset and Capital Structuring. Collateral is held in the form of a charge over the assets being financed. Lending facilities are underpinned by covenants that are monitored for early detection of financial distress.

Financial institutions

The portfolio consists primarily of derivatives and stock borrowing/lending transactions. Derivatives are governed by standard legal agreements provided by the International Swaps and Derivatives Association Inc. (‘ISDA’), which mitigate the credit risk derived from this type of instrument. Credit risk is further mitigated by the use of collateralisation and central counterparties.

Netting arrangements Credit risk is mitigated by entering into transactions under industry standard agreements which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force (primarily in the UK, the rest of Europe and the US). Netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, the credit risk associated with contracts may be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. In line with industry practice, Santander UK executes the standard documentation according to the type of contract being entered into. For example, derivatives will be contracted under the ISDA Master Agreements, repurchase and reverse repurchase transactions will be governed by Global Master Repurchase Agreement (‘GMRA’), and stock borrowing/lending transactions and other securities financing transactions are covered by Global Master Securities Lending Agreement (‘GMSLA’).

Collateralisation We also mitigate credit risk to financial instrument counterparties through collateralisation, using industry standard agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement, whereby net exposures are collateralised with cash, securities or equities. For stock borrowing/lending and repurchase/reverse repurchase transactions collateral includes high quality and liquid debt securities and highly liquid equities listed in major developed markets. For derivatives collateral is cash or high quality liquid debt securities. Exposures and collateral are generally re-valued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Processes exist to control collateral valuation and management, including documentation reviews and reporting collateral level differences. Collateral taken must comply with Santander UK’s collateral parameters policy, designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Liquidity concentration restrictions are specified for both equities and debt securities. Collateral obtained in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the exposure.

Use of Central Counterparties (‘CCPs’) CCPs are intermediaries between a buyer and a seller (generally a clearing house). Santander UK uses CCPs as an additional means to mitigate counterparty credit risk in derivatives.

Debt management

Arrears management and forbearance

The approach to arrears management and forbearance in Corporate & Institutional Banking is the same as for Commercial Banking.

Annual Report 2014	49

Risk review

Credit risk

continued

CREDIT RISK MANAGEMENT – CORPORATE CENTRE

Approach to credit risk

—  Corporate Centre manages capital and funding, balance sheet composition and structure and strategic liquidity risk for Santander UK. It also manages non-core corporate and legacy portfolios that include older Social Housing loans and commercial mortgages, as well as residual legacy assets from the acquisition of Alliance & Leicester plc not consistent with Santander UK’s business strategy. The approach to credit risk arising from this activity is consistent with the approach in Commercial Banking, as set out in ‘Credit risk management – Commercial Banking’. In addition, the co-brand credit cards business was managed as part of Corporate Centre prior to its sale in 2013.

— The approach to credit risk on derivatives is consistent with the approach in Corporate & Institutional Banking, as set out in ‘Credit risk management – Corporate & Institutional Banking’.

Credit risk management and mitigation

Portfolio	Description

Sovereign and Supranational	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

Structured products

The portfolio contains the legacy Treasury asset portfolio that is being managed out for value over time, and an ongoing portfolio (the ‘ALCO portfolio’) which aims to manage Santander UK’s liquidity reserves by investing in high quality assets, which are selected to achieve diversification whilst also meeting regulatory liquidity regulations.

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

Derivatives

The portfolio consists primarily of historical total return swaps for liquidity purposes, and is being run off. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of CCPs. For more details, see ‘Credit Risk Management – Corporate & Institutional Banking’.

Legacy portfolios in run-off

These portfolios comprise assets inconsistent with Santander UK’s business strategy and are being managed out for value over time. Collateral is regularly held through a first legal charge over the underlying asset and in some circumstances in the form of cash. For commercial mortgage lending, a professional valuation of the real estate security is undertaken at the point of lending but no contractual right of revaluation exists although in the event of a default a revaluation may be undertaken. There are also a small number of Private Finance Initiative (‘PFI’) transactions where collateral is held in the form of a charge over the underlying concession contract.

Santander UK obtains independent third party valuations on fixed charge security such as aircraft or shipping assets. These valuations are undertaken in accordance with industry guidelines. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan balance outstanding (i.e. the LTV). This takes into account a range of factors including the future cashflow generation capability and the age of the assets as well as whether the loan in question continues to perform satisfactorily, whether or not the reduction in value is assessed to be temporary and whether other forms of recourse exist. Where a borrower gets into difficulty Santander UK would seek to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practicable in order to minimise the loss to Santander UK. Collateral is rarely taken into possession.

Social Housing

The Social Housing portfolio in Corporate Centre comprises older social housing loans that are not consistent with Santander UK’s business strategy. The approach to credit risk arising from these loans is consistent with the approach to the Social Housing portfolio in Commercial Banking, as set out in ‘Credit risk management – Commercial Banking’.

Debt management

Arrears management and forbearance

The approach to arrears management and forbearance in Corporate Centre is the same as for Commercial Banking

50	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

CREDIT RISK REVIEW

Santander UK group exposure

Maximum exposure and net exposure to credit risk

The tables below set out the main differences between the Santander UK group’s maximum exposure and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate the Santander UK group’s exposure. The tables present only those financial assets subject to credit risk.

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

	Maximum exposure		Collateral
	Balance sheet	Off-balance	Cash(1)	Non-cash(1)	Netting(2)	Risk	Net
	asset	sheet				transfer(3)	exposure
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
31 December 2014
Cash and balances at central banks	22.6	-	-	-	-	-	22.6
Trading assets:
– Loans and advances to banks	5.9	-	-	-	(0.8)	-	5.1
– Loans and advances to customers	3.0	-	-	(2.2)	-	-	0.8
– Debt securities	8.0	-	-	-	-	-	8.0
Total trading assets	16.9	-	-	(2.2)	(0.8)	-	13.9
Financial assets designated at fair value:
– Loans and advances to customers	2.3	0.2	-	(2.4)	-	-	0.1
– Debt securities	0.6	-	-	-	-	-	0.6
Total financial assets designated at fair value	2.9	0.2	-	(2.4)	-	-	0.7
Available-for-sale debt securities	8.9	-	-	-	-	-	8.9
Derivative financial instruments	23.0	-	(1.3)	-	(19.2)	-	2.5
Loans and advances to banks	2.1	1.7	-	(0.3)	-	(0.1)	3.4
Loans and advances to customers(4):
– Advances secured on residential property	149.9	6.7	-	(156.5)	-	-	0.1
– Corporate loans	29.4	14.9	(0.1)	(20.1)	-	-	24.1
– Finance leases	2.6	-	(0.1)	(2.2)	-	-	0.3
– Other unsecured advances	6.0	11.2	-	-	-	-	17.2
– Amounts due from fellow subsidiaries, associates and joint ventures	0.8	-	-	-	-	-	0.8
Total loans and advances to customers	188.7	32.8	(0.2)	(178.8)	-	-	42.5
Loans and receivables securities(4)	0.1	-	-	-	-	-	0.1
Total	265.2	34.7	(1.5)	(183.7)	(20.0)	(0.1)	94.6

(1)	The forms of collateral which Santander UK takes to mitigate credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including that which is used to collateralise derivative transactions; and receivables. In terms of exposure, charges on residential property represent the majority of collateral taken.
(2)	Credit risk exposures can be reduced by applying netting and set-off. Santander UK uses this approach mainly for derivative and repurchase transactions with financial institutions. For derivatives transactions, Santander UK uses standard master netting agreements (e.g. ISDA). These agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Santander UK’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. They may also reduce settlement exposure.
(3)	Certain financial instruments can be used to transfer credit risk from one counterparty to another. The main form of risk transfer employed by Santander UK is through the use of credit default swaps, principally transacted with banks.
(4)	Loans and advances to customers and loans and receivables securities are presented net of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.

Annual Report 2014	51

Risk review

Credit risk

continued

	Maximum exposure		Collateral
	Balance sheet	Off-balance	Cash(1)	Non-cash(1)	Netting(2)	Risk	Net
	asset	sheet				transfer(3)	exposure
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
31 December 2013
Cash and balances at central banks	26.4	–	–	–	–	–	26.4
Trading assets:			–	–
– Loans and advances to banks	9.3	–	–	(0.8)	(3.4)	–	5.1
– Loans and advances to customers	4.4	–	–	(4.2)	–	–	0.2
– Debt securities	7.9	–	–	–	–	–	7.9
Total trading assets	21.6	–	–	(5.0)	(3.4)	–	13.2
Financial assets designated at fair value:
– Loans and advances to customers	2.2	0.2	–	(2.3)	–	–	0.1
– Debt securities	0.5	–	–	–	–	–	0.5
Total financial assets designated at fair value	2.7	0.2	–	(2.3)	–	–	0.6
Available-for-sale debt securities	5.0	–	–	–	–	–	5.0
Derivative financial instruments	20.0	–	(1.7)	–	(15.4)	–	2.9
Loans and advances to banks	2.3	–	–	(0.3)	–	(0.1)	1.9
Loans and advances to customers(4):
– Advances secured on residential property	147.8	6.8	–	(154.3)	–	–	0.3
– Corporate loans	27.6	13.4	(0.1)	(20.9)	–	–	20.0
– Finance leases	3.1	–	(0.1)	(2.1)	–	–	0.9
– Other unsecured advances	5.3	9.6	–	–	–	–	14.9
– Amounts due from fellow subsidiaries, associates and joint ventures	0.8	–	–	–	–	–	0.8
Total loans and advances to customers	184.6	29.8	(0.2)	(177.3)	–	–	36.9
Loans and receivables securities(4)	1.1	–	–	–	–	–	1.1
Total	263.7	30.0	(1.9)	(184.9)	(18.8)	(0.1)	88.0

(1)	The forms of collateral which Santander UK takes to mitigate credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including that which is used to collateralise derivative transactions; and receivables. In terms of exposure, charges on residential property represent the majority of collateral taken.
(2)	Credit risk exposures can be reduced by applying netting and set-off. Santander UK uses this approach mainly for derivative and repurchase transactions with financial institutions. For derivatives transactions, Santander UK uses standard master netting agreements (e.g. ISDA). These agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Santander UK’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. They may also reduce settlement exposure.
(3)	Certain financial instruments can be used to transfer credit risk from one counterparty to another. The main form of risk transfer employed by Santander UK is through the use of credit default swaps, principally transacted with banks.
(4)	Loans and advances to customers and loans and receivables securities are presented net of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.

52	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Credit performance

	Customer loans(1)	NPLs(2)	NPL ratio(3)	NPL coverage(4)	Gross write-offs	Loan loss
						allowance
	£bn	£m	%	%	£m	£m
31 December 2014
Retail Banking	158.5	2,573	1.62	34	273	881
– Residential mortgages	150.1	2,459	1.64	24	68	579
– Banking and consumer credit	8.4	114	1.35	265	205	302
Commercial Banking	18.7	664	3.56	46	75	305
Corporate & Institutional Banking	5.2	53	1.01	138	11	73
Corporate Centre	8.3	134	1.62	134	64	180
	190.7	3,424	1.80	42	423	1,439

31 December 2013
Retail Banking	155.6	2,936	1.89	31	387	921
– Residential mortgages	148.1	2,788	1.88	21	103	593
– Banking and consumer credit	7.5	148	1.96	222	284	328
Commercial Banking	17.0	649	3.83	43	151	279
Corporate & Institutional Banking	5.1	17	0.33	453	10	77
Corporate Centre	9.4	221	2.36	125	227	278
	187.1	3,823	2.04	41	775	1,555

(1)	Customer loans include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Loan loss allowances as a percentage of NPLs.

For further information and commentary on credit performance of the key portfolios by business segment, see the ‘Credit risk – Retail Banking’, ‘Credit risk – Commercial Banking’, ‘Credit risk – Corporate & Institutional Banking’, and ‘Credit risk – Corporate Centre’ sections.

Credit quality

Santander UK uses a single rating scale to provide a consistent approach for reporting default risk across all the credit risk portfolios. The scale is comprised of eight grades for non-defaulted exposures numbered from 9 (lowest risk) to 2 (highest risk). Each grade is defined by an upper and lower probability of default (‘PD’) value and is scaled so that the default risk increases by a factor of 10 for every 2 step reduction in the grade number. For example, risk grade 9 equates to an average PD of 0.01%, and risk grade 7 equates to an average PD of 0.1%. Defaulted exposures are assigned to grade 1 and a PD value of 100%. An approximation to the equivalent credit rating grade used by Standard and Poor’s Ratings Services (‘S&P’) is shown in the final column of the table.

Santander UK risk grade		PD range
	Mid	Lower	Upper	S&P
	%	%	%	equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC TO C
1 Default	100.000	100.000	100.000	D

Annual Report 2014	53

Risk review

Credit risk

continued

The tables below set out the distribution across the credit rating master scale for those financial assets subject to credit risk. For further detail and commentary on the credit rating profiles of key portfolios, see the Retail Banking (i.e. residential mortgages), Commercial Banking, Corporate & Institutional Banking and Corporate Centre sections.

	Santander UK rating guide
	9	8	7	6	5	4	1 to 3	Othe	r(1)	Total
	(AAA to	(A+to A)	(A- to	(BBB to	(BB+ to	(B+ to B)	(B-to D)
	AA-)		BBB+)	BBB-)	BB-)
	£m	£m	£m	£m	£m	£m	£m	£m		£m
31 December 2014
Cash and balances at central banks	21,104	–	–	–	–	–	–	1,458		22,562
Trading assets:
– Loans and advances to banks	97	1,187	4,579	34	30	–	9	–		5,936
– Loans and advances to customers	53	2,073	674	207	–	–	–	–		3,007
– Debt securities	2,287	3,988	1,147	559	–	–	–	–		7,981
Total Trading assets	2,437	7,248	6,400	800	30	–	9	–		16,924
Financial assets designated at fair value
– Loans and advances to banks	376	765	909	140	7	–	62	–		2,259
– Debt securities	3	243	73	83	–	220	–	–		622
Total Financial assets designated at fair value	379	1,008	982	223	7	220	62	–		2,881
Available-for-sale debt securities	8,919	–	–	–	–	–	–	–		8,919
Derivative financial instruments	397	10,785	9,733	1,379	353	33	37	304		23,021
Loans and advances to banks	329	1,357	289	78	4	–	–	–		2,057
Loans and advances to customers(2):
– Advances secured on residential property	2,332	16,069	65,208	44,174	8,079	7,637	6,926	15		150,440
– Corporate loans	2,339	3,969	2,576	8,086	7,116	3,629	816	1,472		30,003
– Finance leases	2	13	206	483	707	696	391	141		2,639
– Other secured advances	–	–	–	–	–	–	–	15		15
– Other unsecured advances	37	29	187	1,035	2,478	958	491	1,021		6,236
– Amounts due from fellow subsidiaries, associates & joint ventures	723	–	–	–	66	–	–	8		797
Total Loans and advances to customers	5,433	20,080	68,177	53,778	18,446	12,920	8,624	2,672		190,130
Loans and receivables securities(2)	26	7	38	–	5	10	32	–		118
	39,024	40,485	85,619	56,258	18,845	13,183	8,764	4,434		266,612
Loan loss allowance										(1,439)
Total										265,173

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	21,104	–	–	–	–	–	–	1,458		22,562
– Trading assets	2,437	7,248	6,400	800	30	–	9	–		16,924
– Financial assets designated at fair value	379	1,008	982	223	7	220	62	–		2,881
– Available-for-sale debt securities	8,919	–	–	–	–	–	–	–		8,919
– Derivative financial instruments	397	10,785	9,733	1,379	353	33	37	304		23,021
– Loans and advances to banks	329	1,357	289	78	4	–	–	–		2,057
– Loans and advances to customers	5,429	20,076	68,173	53,714	18,291	12,656	3,513	2,536		184,388
– Loans and receivables securities	26	7	38	–	5	10	32	–		118
Total neither past due nor impaired	39,020	40,481	85,615	56,194	18,690	12,919	3,653	4,298		260,870
Past due but not impaired	2	2	2	15	42	33	3,785	28		3,909
Impaired(3)	2	2	2	49	113	231	1,326	108		1,833
	39,024	40,485	85,619	56,258	18,845	13,183	8,764	4,434		266,612
Loan loss allowance										(1,439)
Total										265,173

(1)	Other items include cash in hand and smaller cases predominantly within the commercial mortgages portfolio which are subject to scorecards rather than rating models, and consumer finance.
(2)	Loans and advances to customers and loans and receivables securities are presented gross of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.
(3)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

54	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

	Santander UK rating guide
	9	8	7	6	5	4	1 to 3	Other	(1)	Total
	(AAA to	(A+to A)	(A- to	(BBB to	(BB+ to	(B+ to B)	(B- to D)
	AA-)		BBB+)	BBB-)	BB-)
	£m	£m	£m	£m	£m	£m	£m	£m		£m
31 December 2013
Cash and balances at central banks	25,160	–	–	–	–	–	–	1,214		26,374

Trading assets:
– Loans and advances to banks	2,490	3,952	2,771	96	17	–	–	–		9,326
– Loans and advances to customers	265	3,732	407	–	–	–	–	–		4,404
– Debt securities	3,089	3,833	895	42	–	–	–	–		7,859

Total Trading assets	5,844	11,517	4,073	138	17	–	–	–		21,589

Financial assets designated at fair value
– Loans and advances to banks	499	1,000	667	12	–	–	–	41		2,219
– Debt securities	278	35	3	–	–	212	–	–		528

Total Financial assets designated at fair value	777	1,035	670	12	–	212	–	41		2,747

Available-for-sale debt securities	3,720	379	863	–	–	–	–	19		4,981

Derivative financial instruments	276	7,943	9,881	1,072	204	12	19	642		20,049

Loans and advances to banks	600	571	1,024	152	–	–	–	–		2,347

Loans and advances to customers(2):
– Advances secured on residential property	3,374	15,216	60,965	43,173	8,715	8,811	8,144	20		148,418
– Corporate loans	2,265	3,928	3,933	8,139	4,863	2,637	734	1,685		28,184
– Finance leases	2	13	416	760	730	818	378	41		3,158
– Other secured advances	–	–	–	–	–	–	–	–		–
– Other unsecured advances	–	43	121	730	2,043	1,009	520	1,103		5,569
– Amounts due from fellow subsidiaries, associates & joint ventures	648	–	–	–	153	–	–	12		813

Total Loans and advances to customers	6,289	19,200	65,435	52,802	16,504	13,275	9,776	2,861		186,142

Loans and receivables securities(2)	786	99	34	88	94	–	–	–		1,101

	43,452	40,744	81,980	54,264	16,819	13,499	9,795	4,777		265,330

Loan loss allowance										(1,561)

Total										263,769

Of which:

Neither past due nor impaired:
– Cash and balances at central banks	25,160	–	–	–	–	–	–	1,214		26,374
– Trading assets	5,844	11,517	4,073	138	17	–	–	–		21,589
– Financial assets designated at fair value	777	1,035	670	12	–	212	–	41		2,747
– Available-for-sale debt securities	3,720	379	863	–	–	–	–	19		4,981
– Derivative financial instruments	276	7,943	9,881	1,072	204	12	19	642		20,049
– Loans and advances to banks	600	571	1,024	152	–	–	–	–		2,347
– Loans and advances to customers	6,289	19,192	65,430	52,688	16,377	12,865	3,770	2,589		179,200
– Loans and receivables securities	776	84	34	88	94	–	–	–		1,076

Total neither past due nor impaired	43,442	40,721	81,975	54,150	16,692	13,089	3,789	4,505		258,363

Past due but not impaired	–	5	2	17	53	40	4,765	41		4,923

Impaired(3)	10	18	3	97	74	370	1,241	231		2,044

	43,452	40,744	81,980	54,264	16,819	13,499	9,795	4,777		265,330

Loan loss allowance										(1,561)

Total										263,769

(1)	Other items include cash in hand and smaller cases predominantly within the commercial mortgages portfolio which are subject to scorecards rather than rating models, and consumer finance.
(2)	Loans and advances to customers and loans and receivables securities are presented gross of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.
(3)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

Annual Report 2014	55

Risk review

Credit risk

continued

Re-categorisation of loans and loan loss allowances

During 2014, loans and loan loss allowances were re-categorised to align definitions with industry practices and which also conform to changes in regulatory definitions. There was no change in the total amount of impairment loss allowances, and did not reflect any change in credit quality of the assets. Impaired loans at 31 December 2013 in the previous table have been adjusted for comparability, resulting in a decrease of £1,809m, from £3,853m as previously published, to £2,044m. Details of the re-categorisation by portfolio are as follows:

Advances secured on residential property and other unsecured advances which are in arrears are regarded as impaired where they are three months or more past due i.e. when there is sufficient reliable evidence of a loss event. Such loans are classified as individually impaired and the associated loan loss allowances are presented as part of the observed provision. Previously, advances were also classified as individually impaired where they were in early arrears (i.e. more than one month but less than three months past due) with the associated loan loss allowances presented as part of the observed provision (collective). Impairment loss allowances on advances in early arrears are now presented as part of the IBNO provision.

Corporate loans and other secured advances in arrears are also regarded as impaired where they are three months or more past due, or if they are individually assessed sub-standard loans. Such loans are classified as individually impaired and are assessed as part of the observed provision. Previously, corporate loans and other secured advances which were exhibiting earlier signs of stress (i.e. included on the Watchlist or collectively assessed sub-standard loans) were also classified as individually impaired and the associated loan loss allowances presented as part of the observed provision (collective). Impairment loss allowances on advances in early arrears are now presented as part of the IBNO provision.

Higher risk loans

During 2014 we have elected to employ a more conservative definition of higher risk assets aligned to our master rating scale. Assets allocated to the 1-3 banding represent either defaulted balances or those at a higher risk of default (i.e. with a lower bound probability of default of 6.581%). The previously published ‘Higher risk’ loans of £1,112m at 31 December 2013 that were neither past due nor impaired included retail loans with a lower bound probability of default or expected loss of 12.5%. As a result the loans of £3,789m at 31 December 2013 that were neither past due nor impaired and included in the 1-3 banding in the table above were £2,677m higher.

Maturity analysis of loans and advances that are past due but not impaired

At 31 December 2014, loans and advances of £3,897m (2013: £4,923m) were past due but not impaired. Of these balances, £78m (2013: £104m) were due within one month, £1,206m (2013: £1,461m) were due after one month but within two months, £772m (2013: £1,010m) were due after two months but within three months, £1,019m (2013: £1,343m) were due after three months but within six months, and £822m (2013: £1,005m) were due after six months.

Non-performing loans and advances(1)(2)

An analysis of Santander UK’s NPLs is presented below.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m

Loans and advances to customers of which:(2)	190,651	187,048	194,733	206,311	202,090
Customers in arrears(3)	2,930	3,455	4,149	3,913	3,648
NPLs	3,424	3,823	4,210	3,979	3,717

Total impairment loan loss allowances	1,439	1,555	1,803	1,563	1,655

	%	%	%	%	%

Arrears ratio(4)	1.54	1.86	2.13	1.90	1.81
NPLs ratio(5)	1.80	2.04	2.16	1.93	1.84
Coverage ratio(6)	42	41	43	39	45

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(2)	Loans and advances to customers include social housing loans and finance leases, and exclude trading assets.
(3)	All balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Loans and advances to customers in arrears as a percentage of loans and advances to customers.
(5)	NPLs as a percentage of loans and advances to customers.
(6)	Impairment loan loss allowances as a percentage of NPLs.

2014 compared to 2013 (unaudited)

During 2014, the NPL ratio improved to 1.80% (2013: 2.04%), with retail and corporate loans performing well in a benign credit environment. The reduction in the NPL ratio resulted largely from improvements in the economic environment and prolonged low interest rates. In Retail Banking, the better performance of the portfolio was supported by the benign economic environment for UK households, low interest rates, rising house prices and falling unemployment. In Commercial Banking, credit quality remained strong, again supported by the improving economic environment.

At 31 December 2014, loans and advances to customers in arrears and the arrears ratio decreased to £2,930m (2013: £3,455m) and 1.54% (2013: 1.86%), respectively, as a result of the improving economy and as Santander UK continued to execute the strategy of exiting problem exposures through sale of the debt or through the realisation of the collateral.

The coverage ratio remained broadly unchanged at 42% at 31 December 2014 (2013: 41%).

56	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Concentrations of credit risk exposures

The management of risk concentration is a key part of risk management. Santander UK tracks the degree of concentration of its credit risk portfolios using various criteria, including geographical areas and countries, economic sectors, products and groups of customers. Although Santander UK’s operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographical area. These are further analysed below:

Geographical concentrations

As part of its approach to credit risk management and risk appetite, Santander UK sets exposure limits to countries and certain geographical areas. These limits are set by Santander UK with reference to the country limits set by Banco Santander, S.A. These are determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its gross domestic product and the type of business activities and products the Banco Santander group wishes to engage in within that country.

The tables below set out the distribution, by geographical area, of loans and advances to banks and customers.

	UK	Peripheral		Rest of	Rest of	US	Rest of	Total
		eurozone	(1)	eurozone	Europe		world
	£m	£m		£m	£m	£m	£m	£m

31 December 2014
Loans and advances to banks	1,311	8		28	11	644	55	2,057
Loans and advances to customers(2):
– Advances secured on residential property	149,861	–		–	–	–	–	149,861
– Corporate loans	28,034	144		167	497	30	573	29,445
– Finance leases	2,482	–		–	–	–	103	2,585
– Other secured advances	–	–		–	–	–	15	15
– Other unsecured advances	5,988	–		–	–	–	–	5,988
– Amounts due from fellow subsidiaries, associates and joint ventures	797	–		–	–	–	–	797

Loans and advances to customers	187,162	144		167	497	30	691	188,691

	188,473	152		195	508	674	746	190,748

31 December 2013
Loans and advances to banks	1,528	68		62	222	415	52	2,347
Loans and advances to customers(2):
– Advances secured on residential property	147,825	–		–	–	–	–	147,825
– Corporate loans	25,420	263		157	734	159	817	27,550
– Finance leases	3,106	4		–	4	–	–	3,114
– Other secured advances	–	–		–	–	–	–	–
– Other unsecured advances	5,285	–		–	–	–	–	5,285
– Amounts due from fellow subsidiaries, associates and joint ventures	813	–		–	–	–	–	813

Loans and advances to customers	182,449	267		157	738	159	817	184,587

	183,977	335		219	960	574	869	186,934

(1)	Peripheral eurozone comprises Cyprus, Greece, Ireland, Italy, Portugal and Spain.
(2)	Loans and advances to customers are presented including loan loss allowances.

For additional geographical information and commentary, see ‘Country Risk Exposure.’

Annual Report 2014	57

Risk review

Credit risk

continued

Credit risk exposures by industry

As part of its approach to credit risk management and risk appetite, Santander UK sets exposure limits to certain key industry sectors. The tables below set out the distribution, by industry sector, of loans and advances to banks and customers.

	Social	Banks	SME	Real	Transport	Residential	Cards and	Other	Total
	Housing			estate			personal
							unsecured
							lending
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2014
Loans and advances to banks	–	2,057	–	–	–	–	–	–	2,057

Loans and advances to customers(1):
– Advances secured on residential property	–	–	–	–	–	150,440	–	–	150,440
– Corporate loans	5,857	–	13,544	2,800	375	–	–	7,427	30,003
– Finance leases	–	–	–	–	314	–	–	2,325	2,639
– Other secured advances	–	–	–	–	–	–	–	15	15
– Other unsecured advances	–	–	–	–	–	–	6,236	–	6,236
– Securities acquired under resale agreement	–	–	–	–	–	–	–	–	–
– Amounts due from fellow subsidiaries, associates & joint ventures	–	–	–	–	–	–	–	797	797

Loans and advances to customers (gross)	5,857	–	13,544	2,800	689	150,440	6,236	10,564	190,130

Less: impairment loss allowance									(1,439)

Loans and advances to customers, net of impairment loss allowance									188,691

									190,748

31 December 2013
Loans and advances to banks	–	2,347	–	–	–	–	–	–	2,347

Loans and advances to customers(1):
– Advances secured on residential property	–	–	–	–	–	148,418	–	–	148,418
– Corporate loans	5,748	–	12,776	3,363	635	–	–	5,662	28,184
– Finance leases	–	–	–	–	942	–	–	2,216	3,158
– Other secured advances	–	–	–	–	–	–	–	–	–
– Other unsecured advances	–	–	–	–	–	–	5,569	–	5,569
– Securities acquired under resale agreement	–	–	–	–	–	–	–	–	–
– Amounts due from fellow subsidiaries, associates & joint ventures	–	–	–	–	–	–	–	813	813

Loans and advances to customers (gross)	5,748	–	12,776	3,363	1,577	148,418	5,569	8,691	186,142

Less: impairment loss allowance									(1,555)

Loans and advances to customers, net of impairment loss allowance									184,587

									186,934

(1)	Loans and advances to customers are presented excluding loan loss allowances.

For additional industry information, see ‘Country Risk Exposure.’

Forbearance summary

The following table provides a summary of the population of loans and advances to customers which have been subject to forbearance programmes and are included in the previous tables. Discussion and analysis of forbearance activities for mortgages in Retail Banking and forbearance activities in Commercial Banking, Corporate & Institutional Banking, and Corporate Centre are set out in their respective sections.

	2014			2013
	Forbearance	Forbearance	Total	Forbearance	Forbearance	Total
	of NPL	of non-NPL		of NPL	of non-NPL
	£m	£m	£m	£m	£m	£m

Retail Banking:
– Mortgages	723	3,144	3,867	691	3,396	4,087
– Unsecured loans	1	3	4	2	7	9
– Credit cards	27	–	27	33	–	33
– Bank accounts	1	12	13	2	15	17

Commercial Banking	58	739	797	182	728	910
Corporate & Institutional Banking	50	–	50	14	–	14
Corporate Centre	18	313	331	58	322	380

	878	4,211	5,089	982	4,468	5,450

58	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

CREDIT RISK – RETAIL BANKING

RESIDENTIAL MORTGAGES

Retail Banking grants mortgage loans for house purchases as well as granting further advances to existing mortgage customers. The property on which the mortgage is secured must always be located within the UK, with the exception of an immaterial amount of lending in the Isle of Man.

In the following chart, gross lending includes both new business and, shown separately, further advances and any flexible mortgage drawdown against available limits. The redemptions and paydowns refer to customer payments, over-payments, clearing mortgage balances or re-financing away from Santander UK. The data excludes accrued interest and is presented gross of impairment loss allowances.

An analysis of mortgage asset movements during 2014 is presented below:
£m
At 1 January 2014(1)	148,079
New business	25,078
Further advances/Flexi drawdowns	1,182
Redemptions/paydowns	(24,282)
At 31 December 2014(1)	150,057

(1) All mortgage balances are UK and continue accruing interest. The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

In addition, during 2014 there were internal transfers of £14.4bn (2013: £18.4bn) where we were successful in the targeted retention of mortgage customers.

Annual Report 2014	59

Risk review

Credit risk

continued

Borrower and product profile

In the following charts, the category ‘home movers’ includes both existing customers moving house and taking out a new mortgage with us, and customers who move their mortgage to us at the point they move home. The category ‘re-mortgagers’ comprises external customers re-mortgaging to Santander UK only. Internal re-mortgages, further advances and any flexible mortgage drawdowns are not included in the new business figures below.

2014 compared to 2013 (unaudited)

During 2014, the proportion of new business arising from first-time buyers increased from 20% to 22% driven by the Help to Buy scheme, under which Santander UK lent £1.2bn in the year. The Help to Buy scheme supports borrowers who have smaller deposits by guaranteeing a proportion of their loan, enabling lenders taking part to offer home buyers higher LTV mortgages (from 80% to 95% LTV) without materially increasing the credit risk profile of the lending. Santander UK participates in Help to Buy from 90% to 95% LTV. Buy-to-let new business increased from 3% to 5%, in line with the strategy to expand this line of business in a controlled manner. There was a corresponding decrease in remortgager (from 28% to 25%) and Home mover (from 49% to 48%) new business percentages. There were smaller movements in the mix of buyer type in the stock figures, which were also influenced by redemptions and repayments. Overall, the mix was relatively stable, with only a slight decrease in the remortgagers.

Product and interest rate profile

	2014		2013
	£m	%	£m	%
Term product – Fixed rate	69,329	46	56,672	39
Term product – Tracker	4,308	3	5,956	4
Standard Variable Rate (‘SVR’) (1)	43,072	29	51,490	35
Base rate linked	14,791	10	15,260	10
Flexi(2)	15,203	10	16,245	11
Buy-to-let	3,138	2	2,201	1
Other	216	–	255	–
	150,057	100	148,079	100

(1) Excludes Buy-to-let on SVR of £790m (2013: £841m) included in the Buy-to-let line.

(2) In addition, there were £6,177m (2013: £7,469m) of legacy Alliance & Leicester flexible loan products included in other categories as the product functionality is more limited than the current Santander UK Flexi loan product.

2014 compared to 2013 (unaudited)

During 2014, the migration away from tracker mortgages to fixed rate products witnessed in 2013 continued, in line with the market. This reflected potential borrowers’ concerns over future interest rate movements, and the increased availability of competitively priced fixed rate products. This was also reflected in the proportion of existing customers paying the SVR decreasing by 6% to 29% in 2014 (2013: 35%).

60	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Geographical distribution

The new business data in the following tables corresponds to new business originated during each of the reported years. For 2014, the Council of Mortgage Lenders (‘CML’) new business data in the table below covers the nine months ended 30 September 2014, due to timing of data availability. The percentage shown is calculated on a value weighted basis. During 2014, Santander UK updated its geographical region definitions to align to revised CML definitions, providing a narrower definition of London and an equivalently wider definition of the South East excluding London. The data presented for 2013 has been prepared on a consistent basis, to aid comparability.

UK Region	2014			2013
	Santander UK		CML (unaudited)	Santander UK		CML (unaudited)
	Stock	New business	New business	Stock	New business	New business
	%	%	%	%	%	%
East Anglia	3	3	3	3	3	3
East Midlands	5	5	6	5	5	6
London	22	26	22	22	26	22
North	3	2	3	3	3	3
North West	8	6	7	8	6	7
Northern Ireland	3	1	1	3	1	1
Scotland	5	4	7	5	4	7
South East excluding London	29	32	29	29	31	28
South West	8	9	8	8	9	9
Wales	3	2	3	3	2	3
West Midlands	6	5	6	6	5	6
Yorkshire and Humberside	5	5	5	5	5	5
	100	100	100	100	100	100

2014 compared to 2013 (unaudited)

Geographically, whilst Santander UK has a diverse footprint across the UK, our mortgage exposure continues to reflect a concentration around the South East including London, representing approximately half the value of the total portfolio. The concentration is a result of both the natural effect of a greater housing density and higher than average house prices in this area, coupled with a new business market share higher than the industry average as a whole.

During 2014, mortgage asset stock and new business geographic distribution remained broadly the same as in 2013. There was a marginal increase in business written in the South East excluding London.

Exposures to larger loans

Exposures to larger loans across the UK increased in the year but remained at a low level with the total mortgage asset stock of larger mortgage loans at 31 December 2014 and 2013, as follows:

Stock	South East including London		UK
Individual mortgage loan size	2014 £m	2013 £m	2014 £m	2013 £m
£0.5m–£1m	5,281	3,837	6,226	4,683
£1m–£2m	769	459	828	510
> £2m	125	62	131	66
Average loan size for new business The average loan size for new business during the years ended 31 December 2014 and 2013 was as follows:
New business UK Region			2014 £000	2013 £000
South East including London			229	205
Rest of the UK			125	118
UK as a whole			169	155

Annual Report 2014	61

Risk review

Credit risk

continued

Rating distribution (unaudited)

The following chart analyses the credit quality of the mortgage stock by Santander UK’s internal rating scale (see the ‘Credit quality’ section). The 2013 ratings shown below are based on a 2014 rating calibration and are therefore presented on a consistent basis with the 2014 ratings. Within this scale, the higher the rating, the better the quality of the loan.

2014 compared to 2013 (unaudited)

In 2014, there was a shift to better quality stock as the proportion of the portfolio with a rating of 7-9 increased to 55.6% (2013: 53.6%). This was as a result of comparatively better quality new business and improving economic conditions in 2014. The proportion of the portfolio of lower quality, with a rating of 1-3, decreased slightly to 4.5% (2013: 5.4%). See ‘Credit Performance’ for additional information on the proportion of assets in NPLs and arrears.

Maturity profile (unaudited)

The following charts set out mortgage loans and advances by contractual maturity period for new business (term at inception), and the residual maturity of stock (contractual term remaining). Customer behaviour shows that many loans are pre-paid prior to their legal (i.e. contractual) maturity, either through overpayments or redemptions.

2014 compared to 2013 (unaudited)

In 2014, there was a small migration in the residual maturity profile towards shorter terms. The stock maturity profiles shifted to lower remaining terms. For new business, the proportion with terms greater than 25 years increased marginally. This was consistent with an increase in the proportion of first time buyer business, which is generally written with comparatively longer terms.

62	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Loan-to-value analysis

The following table sets out the LTV distribution for mortgage asset stock, NPL stock and new business. The LTV calculation includes fees added to the loan and, where the product is on flexible terms, only includes the drawn loan amount, not undrawn limits.

LTV	2014			2013
		of which:			of which:
	Stock %	NPL stock %	New business %	Stock %	NPL stock %	New business %
<=50%	36	25	17	29	18	19
>50–55%	8	6	5	7	4	6
>55–60%	9	7	6	7	5	6
>60–65%	10	7	8	9	6	8
>65–70%	9	8	11	10	6	12
>70–75%	8	8	13	9	8	14
>75–80%	6	7	14	8	8	13
>80–85%	5	6	9	7	8	10
>85–90%	3	6	12	5	8	12
>90–95%	2	4	5	3	6	–
>95–100%	1	4	–	2	6	–
> 100% i.e. negative equity	3	12	–	4	17	–
	100	100	100	100	100	100
Collateral value of residential properties(1)(2)	£149,561m	£2,342m	£25,078m	£147,241m	£2,678m	£17,234m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	47	55	65	51	61	62
Value weighted average(4) LTV (indexed)	43	50	60	47	57	58

(1) Includes collateral against loans in negative equity of £3,073m at 31 December 2014 (2013: £5,394m).

(2) The collateral value shown above is limited to the outstanding value of each associated individual loan and excludes the impact of over-collateralisation i.e. where the collateral held is of a higher value than the loan balance outstanding.

(3) Unweighted average of LTV of all accounts.

(4) Sum of all loan values divided by sum of all valuations.

2014 compared to 2013 (unaudited)

During 2014, the LTV profile of new business marginally shifted towards higher LTVs primarily as a consequence of the positive market conditions and propositions such as the UK Government’s Help to Buy scheme. The Help to Buy scheme delivered the planned 5% new business and was a key factor in the increase of value weighted average LTV new business from 58% to 60%.

During 2014, the LTV profile of mortgage assets improved primarily as a result of house price increases. Average LTV improved to 43% (2013: 47%) although there were regional variations, as well as the effect of regular capital repayments. We are, however, conscious that these positive trends in house prices may not continue and have therefore excluded the effect of this 2014 increase in assessing the level of our provisions.

At 31 December 2014, of the loans in negative equity, the total which was effectively uncollateralised before taking account of any loan loss allowances was £496m (2013: £838m).

Annual Report 2014	63

Risk review

Credit risk

continued

Credit performance

	2014 £m	2013 £m
Mortgage loans and advances to customers	150,057	148,079
Performing(1)(3)	145,598	142,806
Early arrears:(3)	1,941	2,394
– 31 to 60 days	1,185	1,424
– 61 to 90 days	756	970
Non-performing loans: (2) (3)	2,459	2,788
– By Arrears	2,133	2,558
– By Bankruptcy	44	55
– By Maturity default	210	146
– By Forbearance	72	29
Properties In Possession (‘PIP’)	59	91

(1)	Excludes loans where the counterparty failed to make a payment when contractually due for between 31 and 90 days, and excludes bankruptcy, maturity default and forbearance NPL. Includes £4,208m of mortgages (2013: £5,040m) where the counterparty failed to make a payment when contractually due for 30 days or less.
(2)	Mortgage loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(3)	All mortgage balances are UK and continue accruing interest. The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

Non-performing loans and advances(1)(2)

An analysis of mortgage NPLs is presented below.

	2014 £m	2013 £m
Mortgage loans and advances to customers of which:(2)	150,057	148,079
Customers in arrears(3)	1,941	2,394
Mortgage NPLs	2,459	2,788
Impairment loan loss allowances	579	593

	%	%
Arrears ratio(4)	1.29	1.62
NPLs ratio(5)	1.64	1.88
Coverage ratio(6)	24	21

(1)	Mortgage loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(2)	Mortgage loans and advances to customers include Social Housing loans and finance leases.
(3)	All mortgage balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Mortgage loans and advances to customers in arrears as a percentage of mortgage loans and advances to customers.
(5)	Mortgage NPLs as a percentage of mortgage loans and advances to customers.
(6)	Impairment loss allowances as a percentage of NPLs.

64	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

An analysis of the NPL movements during 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the year and ‘Policy entries’ are due to definition changes. ‘PIP exits’ represent loans that have moved from non-performing and into possession, including any written-off portion. ‘Exits’ represent loans that have been repaid (in full or in part) plus those returned to performing status. Forbearance activity does not result in a change in the NPL status.

2014 compared to 2013 (unaudited)

At 31 December 2014, the mortgage asset NPL stock decreased to £2,459m (2013: £2,788m), and the NPL ratio decreased to 1.64% (2013: 1.88%). This reflected the good credit quality of the portfolio, supported by the improving economic environment for UK households, with low interest rates, rising house prices and falling unemployment. We remain aware that these trends may not continue and we take account of this in setting our provisions.

There was an increase in mortgage NPLs on maturity defaults (i.e. interest-only mortgages that remain outstanding more than 90 days after contractual maturity), in line with our expectations. Policy entries of £25m in 2014 related to a change in policy for legacy portfolios to treat as NPL certain short-term (up to 6 months) term extensions if the customer does not redeem within 90 days of the original maturity date.

The improving economy also contributed to a reduction in the level of early arrears (31-90 days). The economic recovery remains at an early stage, and allowances have been made for losses which could stem from factors including regional variation in the risk profile, changes to regulation and contractual maturity defaults.

In 2014, interest income recognised on impaired loans amounted to £80m (2013: £88m, 2012: £90m).

Annual Report 2014	65

Risk review

Credit risk

continued

Forbearance

Forbearance commenced during the year(1)(2)

The balances that entered forbearance during the years ended 31 December 2014 and 2013 were:

		2014		2013
		£m	%	£m		%
Capitalisation		254	47	130		31
Term extensions		175	33	168		39
Interest-only		105	20	128		30

		534	100	426		100

(1)  Mortgages are included within the year that they were forborne.

(2)  The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

Forbearance cumulative position

a) Payment status when entering forbearance

The forborne balances at 31 December 2014 and 2013 when they originally entered forbearance, analysed by type of forbearance applied, was:

		Capitalisation	Term extension	Interest-only		Total
		£m	£m	£m		£m

2014(1)
Forbearance of NPL		331	95	297		723
Forbearance of Non-NPL		1,334	806	1,004		3,144

		1,665	901	1,301		3,867

2013(1)
Forbearance of NPL		290	77	324		691
Forbearance of Non-NPL		1,426	892	1,078		3,396

		1,716	969	1,402		4,087

(1)   Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

b) Payment status at the year-end

The forborne balances analysed by type of forbearance applied at 31 December 2014 and 2013 was:

	Capitalisation	Term extension	Interest-only	Total		Impairment
						allowance
	£m	£m	£m	£m		£m

2014(1)
In arrears	425	144	390	959		59
Performing(2)	1,240	757	911	2,908	(3)	55

	1,665	901	1,301	3,867		114

Proportion of portfolio	1.1%	0.6%	0.9%	2.6%		–

2013(1)
In arrears	499	181	495	1,175		68
Performing(2)	1,217	788	907	2,912	(3)	62

	1,716	969	1,402	4,087		130

Proportion of portfolio	1.2%	0.7%	0.9%	2.8%		–

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2)	Where a loan has been classed as performing it will be continue to be classed as forborne for the duration of the life of the account.
(3)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

66	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

2014 compared to 2013 (unaudited)

The average monthly level of forbearance commenced in 2014 increased primarily due to a higher level of capitalisations. The level of capitalisations increased due to improvements in the efficiency of the capitalisation process, enabling decisions on capitalisation to be made more rapidly, but the levels of inflows were still significantly below that observed prior to 2013.

At 31 December 2014, the stock of mortgage accounts that had their term extended or converted to interest-only was relatively stable, amounting to 1.5% of all mortgage accounts by value (2013: 1.6%).

Levels of adherence to revised payment terms agreed under Santander UK’s forbearance arrangements improved during 2014 to approximately 78% by value (2013: 75%) and 79% by volume (2013: 77%) of the accounts in forbearance. The high percentage of these accounts performing supports Santander UK’s view that its forbearance arrangements provide an important tool to improve the prospects of recovery of amounts owed. In addition, it is likely that some of the accounts which were in early arrears at the time of the initial forbearance would have otherwise deteriorated into a non-performing state.

At 31 December 2014, the proportion of accounts that had been in forbearance for more than six months that had made their last six months’ contractual payments increased slightly to 83% (2013: 82%). Furthermore, the accounts in forbearance classified as performing remained stable at just over £2.9bn or 75% by value (2013: £2.9bn or 71% by value). The weighted average LTV of all accounts in forbearance was 38% (2013: 42%) compared to the weighted average portfolio LTV of 43% (2013: 47%). Those accounts that reach the end of the concessionary forbearance period continue to show a good propensity to return to full repayments in accordance with the original contractual terms after the period of financial difficulty has passed.

At 31 December 2014, impairment loss allowances as a percentage of the balance of accounts for the overall mortgage portfolio was 0.39% (2013: 0.40%). The equivalent ratio for accounts in forbearance which were performing was 1.89% (2013: 2.13%), and for accounts in forbearance which were in arrears was 6.15% (2013: 5.79%). The higher ratios for accounts in forbearance reflected the higher levels of impairment loss allowances held, as a result of the higher risk characteristics inherent in such accounts.

At 31 December 2014, the carrying value of mortgage loans classified as multiple forbearance increased to £89m (2013: £67m) mainly due to increased capitalisation activities and on-going activities on interest-only accounts that have reached maturity with a balance still remaining.

Other changes in contractual terms

In addition, at 31 December 2014 £6.3bn (2013: £7.3bn) of loans on the balance sheet had been modified since January 2008. The modifications on these accounts are not considered to have been forbearance as the borrowers were not exhibiting signs of being in financial difficulty. These modifications were entered into in order to retain the customer relationship. The performance and profile of the modified accounts is kept under review. At 31 December 2014:

–	The average LTV was 43% (2013: 49%) and 93% (2013: 93%) of accounts had paid their contractual monthly payment during the previous six months.
–	The proportion of accounts three or more monthly payments in arrears was 1.61% (2013: 1.68%), which continued to be consistent with the rest of the portfolio.

Annual Report 2014	67

Risk review

Credit risk

continued

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

There are some mortgage types of particular interest or which present higher risks than others. These mortgages consist of:

– Interest-only loans;

– Flexible loans;

– Loans with LTV >100%; and

– Buy-to-let loans.

The arrears performance of these mortgages has continued to be relatively stable with arrears and loss rates remaining low.

Borrower profile(1)

		2014		2013
	Stock	New business	Stock	New business
	£m	£m	£m	£m
Full interest-only loans	45,952	3,197	49,318	2,151
Part interest-only, part repayment loans(2)	15,602	2,580	15,534	1,693
Flexi loans	15,203	756	16,245	1,172
Other flexible loans(3)	6,177	–	7,469	–
Loans with current LTV > 100%	3,569	–	6,202	1
Buy-to-let	3,138	1,270	2,201	432
Interest-only and >100% current LTV	2,592	–	4,336	–

(1)	Where a loan exhibits more than one of the criteria, it is included in all the applicable categories.
(2)	Mortgage balance includes both the interest only element of £10,915m (2013: £9,564m) and the non-interest only element of the loan.
(3)	Legacy Alliance & Leicester flexible loan products with more limited functionality than the current Santander UK flexi loan product.

2014 compared to 2013 (unaudited)

The proportion of new business in 2014 that was pure interest-only marginally increased to 13% (2013: 12%). The proportion of lending in 2014 that was part interest-only, part repayment was unchanged at 10%. The maximum allowable LTV for the interest-only element of the mortgage is 50%, and the maximum age permitted on a pure interest-only loan was capped at 65 years in July 2014.

The proportion of flexible loans new business in 2014 decreased to 3% (2013: 7%), whilst buy-to-let lending in 2014 increased to 5% (2013: 2.5%) in line with the strategy to expand this line of business in a controlled manner.

The average earnings multiple of new business (at inception) increased slightly during 2014 to 3.11 (2013: 3.04) in line with the market.

From a mortgage asset stock perspective, loans with a current LTV greater than 100% in 2014 decreased to 3% (2013: 4%) driven by improving house prices.

68	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Credit performance

		Segment of particular interest(1)
	Total	Interest-	Part interest-only	Flexible(2)	LTV > 100%	Buy-to-let	Other
		only	part repayment				portfolio(3)
	£m	£m	£m	£m	£m	£m	£m
2014
Mortgage portfolio	150,057	45,952	15,602	21,380	3,569	3,138	78,582
Performing	145,598	43,908	14,931	20,966	3,135	3,105	77,152
Early arrears
– 31 to 60 days	1,185	528	171	85	76	12	459
– 61 to 90 days	756	354	118	63	51	3	282
NPLs	2,459	1,134	372	262	285	18	675
NPL ratio	1.64%	2.47%	2.38%	1.23%	7.99%	0.57%	0.86%
Properties In possession	59	27	11	4	22	–	14

2013
Mortgage portfolio	148,079	49,318	15,534	23,714	6,202	2,201	71,554
Performing	142,806	46,762	14,882	23,260	5,442	2,161	69,872
Early arrears
– 31 to 60 days	1,424	657	180	111	140	11	538
– 61 to 90 days	970	460	125	69	107	7	355
NPLs	2,788	1,388	335	269	471	21	773
NPL ratio	1.88%	2.81%	2.16%	1.13%	7.59%	0.95%	1.08%
Properties In possession	91	51	12	5	42	1	16

(1)	Where a loan exhibits more than one segment of particular interest, it is included in all applicable categories. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio will not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loan products with more limited functionality than the current Santander UK Flexi loan product.
(3)	Includes other loans that are not in any segment of particular interest.

Full interest-only maturity profile
	Term	Within 2	Between	Between	Greater than	Total
	expired	years	2-5 years	5-15 years	15 years
	£m	£m	£m	£m	£m	£m
2014
Full interest-only portfolio	337	1,631	3,785	20,225	19,974	45,952
of which value weighted average LTV (indexed) is greater than 75%	46	170	570	3,871	5,689	10,346

2013
Full interest-only portfolio	242	1,352	3,994	20,037	23,693	49,318
of which value weighted average LTV (indexed) is greater than 75%	43	169	842	5,603	10,092	16,749

Part interest-only, part repayment maturity profile
	Term	Within 2	Between	Between	Greater than	Total
	expired	years	2-5 years	5-15 years	15 years
	£m	£m	£m	£m	£m	£m
2014
Part interest-only, part repayment portfolio	4	235	745	6,199	8,419	15,602
of which value weighted average LTV (indexed) is greater than 75%	1	6	36	758	1,914	2,715

2013
Part interest-only, part repayment portfolio	4	269	816	6,372	8,073	15,534
of which value weighted average LTV (indexed) is greater than 75%	–	6	47	1,057	3,173	4,283

Annual Report 2014	69

Risk review

Credit risk

continued

2014 compared to 2013 (unaudited)

At 31 December 2014, the NPL ratio decreased from 1.88% to 1.64% primarily due to a reduction in NPL stock. Interest-only loans, part interest-only part repayment loans, and loans with a current LTV over 100% have a higher than average NPL ratio. The decrease in the NPL ratio for interest-only and part interest-only, part repayment loans in 2014 was broadly in line with the overall reduction in NPL stock. The NPL ratio for loans with an LTV > 100% and flexible loans increased slightly in 2014 due to a reduction in stock in these segments; the decrease in loans with an LTV > 100% being driven by house price increases. The buy-to-let portfolio remained better than average quality, with the reduction in the NPL ratio in 2014 being driven by the controlled growth of the portfolio.

Santander UK provides full interest-only mortgages to customers whereby payments made by the customer comprise of only interest for the term of the mortgage, with the customer responsible for repaying the principal outstanding at the end of the loan term. Further details are described in ‘Credit risk management – Retail Banking’. Of the £604m balance that matured in the year ended 31 December 2014, £330m was subsequently repaid, £1m was refinanced under normal credit terms, £51m was refinanced under forbearance arrangements and £222m remained unpaid and was classified as term expired at 31 December 2014. Of the balance of £337m that was term expired at 31 December 2014, 93% continued to pay the interest due under their expired contractual terms.

Santander UK also provides part interest-only, part repayment loans to customers whereby a component of the loan is repayable on a capital and interest basis through the term of the loan, with the remaining loan component requiring monthly interest payments only, with the principal of this loan component repayable only at maturity. Further details are described in ‘Credit risk management – Retail Banking’. Of the £55m balance that matured in the year ended 31 December 2014, £49m was subsequently repaid, £2m was refinanced under forbearance arrangements and £4m remained unpaid and was classified as term expired at 31 December 2014.

Flexible mortgages permit customers to draw down additional funds at any time up to a predefined credit limit. By doing so, customers are able to vary their monthly payments, or take payment holidays. Drawdowns are subject to conditions, as described in ‘Credit risk management – Retail Banking’. Customer limits are actively managed where information collected suggests the predefined limit requires adjustment. The flexible loans portfolio is analysed to identify customers potentially using these facilities to self-forbear (e.g. repeated small drawdowns), with any evidence of increased credit risk being appropriately reflected in our provision calculations where significant. At 31 December 2014, there were 122,354 customers with flexible mortgages (2013: 129,881), with undrawn facilities of £6,633m (2013: £6,539m) and a utilisation rate of 70% (2013: 71%). The value weighted LTV (indexed) of the portfolio was 35% (2013: 39%).

During 2014, the stock of properties in possession decreased due to favourable market conditions.

Forbearance(1)(2)(3)(4)

The incidence of the main types of higher risk loans forbearance arrangements which commenced during the years ended 31 December 2014 and 2013 was:

	Interest-only	(4)	Flexible	LTV > 100%	Buy-to-let
2014
Total value	£298m		£59m	–	£3m
Proportion of portfolio(5)	56%		11%	–	1%

2013
Total value	£242m		£61m	–	£3m
Proportion of portfolio(5)	57%		14%	–	1%

(1)	Mortgages are included within the year that they were forborne.
(2)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.
(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(4)	Comprises full interest-only loans and part interest-only, part repayment loans.
(5)	Portfolio of total forbearance arrangements which commenced during the year.

2014 compared to 2013 (unaudited)

The values of higher risk loans entering forbearance arrangements in 2014 increased in line with overall increases seen in flows into forbearance during the year.

70	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

BANKING AND CONSUMER CREDIT

Santander UK also provides a range of unsecured lending facilities including bank account overdrafts, personal loans and credit cards to personal and business banking customers, together with a range of consumer finance products including finance leases.

Lending

An analysis of movements in unsecured lending facilities is presented below.

	Overdrafts	Personal	Credit	Business	Consumer	Total
		Loans	Cards	Banking	Finance
	£m	£m	£m	£m	£m	£m
2014
At 1 January	543	2,016	1,679	151	3,145	7,534
Net lending in the year	1	192	568	4	158	923
At 31 December	544	2,208	2,247	155	3,303	8,457

2013
At 1 January	536	2,344	1,420	133	3,109	7,542
Net lending in the year	7	(328)	259	18	36	(8)
At 31 December	543	2,016	1,679	151	3,145	7,534

2014 compared to 2013 (unaudited)

Total net lending increased by £923m (12%) in 2014, principally due to a strong uptake of 1I2I3 World credit cards by customers with an existing Santander UK relationship. Growth in net personal loan lending was driven by rising customer demand broadly in line with that observed across the market following a number of years of contraction. Consumer Finance growth benefited from a continued increase in customer confidence.

Credit performance

	Overdrafts	Personal	Credit	Business	Consumer	Total
		Loans	Cards	Banking	Finance
	£m	£m	£m	£m	£m	£m
2014
Loans and advances	544	2,208	2,247	155	3,303	8,457
Performing	480	2,151	2,185	141	3,259	8,216
In arrears	34	34	25	5	29	127
NPLs(1)(2)	30	23	37	9	15	114
Impairment loss allowance	46	76	73	14	93	302

NPL ratio(2)						1.35%
Coverage ratio(3)						265%

2013
Loans and advances	543	2,016	1,679	151	3,145	7,534
Performing	471	1,936	1,609	131	3,097	7,244
In arrears	28	47	29	5	33	142
NPLs(1)(2)	44	33	41	15	15	148
Impairment loss allowance	51	90	86	16	85	328

NPL ratio(2)						1.96%
Coverage ratio(3)						222%

(1)	Banking and consumer credit lending is classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(2)	NPLs as a % of total loans and advances.
(3)	Total impairment loan loss allowances as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

2014 compared to 2013 (unaudited)

During 2014, NPLs decreased by 23% to £114m (2013: £148m) and the NPL ratio decreased by 61 basis points to 1.35% (2013: 1.96%). Reductions in NPLs were achieved across all products with the most significant being Overdrafts and Personal Loans, reflecting the higher credit quality of 1I2I3 Current Account customers, and unsecured personal loans that benefit from an improvement in new business credit quality.

In 2014, interest income recognised on impaired loans amounted to £2m (2013: £2m, 2012: £7m).

Annual Report 2014	71

Risk review

Credit risk

continued

CREDIT RISK – COMMERCIAL BANKING

In Commercial Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances.

Commercial Banking – committed exposures

Rating distribution

The rating distribution tables show the credit risk exposure by Santander UK’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

During 2014 the internal model used for the credit rating of our Mid Corporate and SME portfolio was re-calibrated to better reflect internal data. As a consequence of this re-calibration, the principal movements were in the mid-range rating bands (4, 5 and 6), with a reduction of £2.2bn in grade 6. We consider this to be a more appropriate characterisation for an SME book of this nature, where customers typically rate in the mid-range bands. On a like-for-like basis (pre re-calibration) the rating distribution remained similar.

	Mid Corporate	Commercial	Social	Total
	and SME	Real Estate	Housing
	£m	£m	£m	£m
2014 (post re-calibration)
9	109	1	378	488
8	402	288	611	1,301
7	489	579	234	1,302
6	1,883	4,670	60	6,613
5	3,653	3,695	–	7,348
4	3,735	517	–	4,252
1 to 3	571	222	–	793
Other(1)	353	86	–	439
	11,195	10,058	1,283	22,536
2014 (pre re-calibration)
9	109	1	378	488
8	402	288	611	1,301
7	998	579	234	1,811
6	4,050	4,670	60	8,780
5	2,000	3,695	–	5,695
4	2,938	517	–	3,455
1 to 3	345	222	–	567
Other(1)	353	86	–	439
	11,195	10,058	1,283	22,536
2013
9	200	127	263	590
8	360	320	359	1,039
7	663	1,447	231	2,341
6	2,986	4,263	115	7,364
5	2,028	2,737	–	4,765
4	2,287	683	–	2,970
1 to 3	225	324	–	549
Other(1)	516	144	–	660
	9,265	10,045	968	20,278

(1)	Represents smaller exposures predominantly within the commercial mortgages portfolio which are subject to scorecards rather than a rating model.

72	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

	Mid Corporate	Commercial	Social	Total
	and SME	Real Estate	Housing
	£m	£m	£m	£m
2014
UK	11,110	10,058	1,283	22,451
Peripheral eurozone	17	–	–	17
Rest of Europe	42	–	–	42
US	–	–	–	–
Rest of world	26	–	–	26
	11,195	10,058	1,283	22,536

2013
UK	9,154	10,045	968	20,167
Peripheral eurozone	18	–	–	18
Rest of Europe	54	–	–	54
US	–	–	–	–
Rest of world	39	–	–	39
	9,265	10,045	968	20,278

2014 compared to 2013 (unaudited)

During 2014, total committed exposures increased by £2.3bn or 11% to £22.5bn principally due to the strong growth achieved in the Mid Corporate and SME portfolio. Our lending to Commercial Banking customers has grown consistently since 2008, and we continue to operate within our prudent risk appetite parameters. The Commercial Banking portfolio is 99% concentrated in UK-based counterparties.

Mid Corporate and SME exposures increased by 21% in 2014, reflecting the continued development of our franchise in the UK, not only in terms of broadening our distribution capabilities, but also in terms of the range of products and services available to UK companies. The Commercial Real Estate portfolio remained broadly stable with new business being offset by repayments of maturing loans which saw a greater proportion of higher-rated exposure repaid as investors sought to realise gains on higher-performing assets.

Social Housing exposures increased by 33% in 2014, through selective opportunities to write new business with highly-rated counterparties.

Commercial Banking – credit risk mitigation

At 31 December 2014, collateral held against impaired loans amounted to 31% (2013: 44%) of the carrying amount of impaired loan balances.

Annual Report 2014	73

Risk review

Credit risk

continued

Commercial Banking – credit performance

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2014 and 2013:

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
2014
Total Committed Exposure of which:(1)	11,195	10,058	1,283	22,536
– Performing (Non-Watchlist)	9,683	9,229	1,253	20,165
– Watchlist: Enhanced Monitoring	741	483	30	1,254
– Watchlist: Proactive Management	371	63	–	434
– Non-performing exposure(2)	400	283	–	683
Total impaired exposure of which:	411	283	–	694
– Performing	11	–	–	11
– Non-performing(2)	400	283	–	683
Total Observed impairment loss allowances of which:	158	99	–	257
– Performing	4	–	–	4
– Non-performing	154	99	–	253
IBNO(3)				48
Total impairment loss allowance				305
2013
Total Committed Exposure of which:(1)	9,265	10,045	968	20,278
– Performing (Non-Watchlist)	8,071	9,074	933	18,078
– Watchlist: Enhanced Monitoring	587	295	35	917
– Watchlist: Proactive Management	266	357	–	623
– Non-performing exposure(2)	341	319	–	660
Total impaired exposure of which:	352	414	–	766
– Performing	11	95	–	106
– Non-performing(2)	341	319	–	660
Total Observed impairment loss allowances of which:	126	124	–	250
– Performing	3	15	–	18
– Non-performing(3)	123	109	–	232
IBNO(3)				29
Total impairment loss allowance				279

(1) Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk Monitoring‘ section of the Risk Review.

(2) Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table below which only include drawn balances.

(3) Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

74	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Non-performing loans and advances(1)(2)

An analysis of Commercial Banking NPLs is presented below.

	2014 £m	2013 £m
Loans and advances to customers of which:(2)	18,637	16,933
Customers in arrears	664	663
NPLs(3)	664	649
Impairment loan loss allowances	305	279
	%	%
Arrears ratio(4)	3.56	3.92
NPLs ratio(5)	3.56	3.83
Coverage ratio(6)	46	43

(1) Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.

(2) includes Social Housing and Finance leases.

(3) All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(4) Loans and advances to customers in arrears as a percentage of loans and advances to customers.

(5) NPLs as a percentage of loans and advances to customers.

(6) Impairment loan loss allowances as a percentage of NPLs.

An analysis of the NPL movements during 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the year. ‘Exits (including repayments)’ represent loans that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management reduced to £434m at 31 December 2014 (2013: £623m). The reduction in the Commercial Real Estate portfolio more than offset the increase in the Mid Corporate and SME portfolio. In the Social Housing portfolio, there were no exposures subject to proactive management.

Watchlist exposures subject to enhanced monitoring increased in all portfolios except Social Housing. The increase in the Mid Corporate and SME portfolio was principally due to a tightening of the Care Homes policy whereby any customer with a Care Quality Commission flag (indicating operational deficiencies) is automatically added to the Watchlist. The increase in the Commercial Real Estate portfolio also reflected prudent policy requirements as transactions that have six months to maturity and no definitive exit or refinance plan in place, irrespective of their LTV ratio, are now automatically added to the Watchlist. At 31 December 2014 only 2.3% (2013: 3.6%) of portfolio exposures were subject to enhanced monitoring.

Loans and advances to customers in arrears remained stable at £664m at 31 December 2014 (2013: £663m), but given the high growth rates of this portfolio the arrears ratio decreased to 3.56% (2013: 3.92%). The NPL ratio decreased to 3.56% at 31 December 2014 (2013: 3.83%) for similar reasons.

In 2014, interest income recognised on impaired loans amounted to £17m (2013: £15m, 2012: £14m).

Annual Report 2014	75

Risk review

Credit risk

continued

Commercial Banking loans – forbearance

Forbearance commenced during the year(1)

No forbearance arrangements have been necessary with respect to Social Housing counterparties. The exposures that entered forbearance during the years ended 31 December 2014 and 2013 were:

	2014			2013
	Mid Corporate	Commercial	Total	Mid Corporate	Commercial		Total
	and SME £m	Real Estate £m	£m	and SME £m	Real Estate £m		£m
Payment rescheduling	123	27	150	39	5		44
Term extension	23	78	101	15	121		136
Interest-only	37	14	51	36	12		48

	183	119	302	90	138		228

(1)  The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

Forbearance cumulative position

a) Performance status when entering forbearance

The forborne exposures at 31 December 2014 and 2013 when they originally entered forbearance, analysed by their payment status, were:

		Payment	Term	Interest-only	Total		Impairment
		rescheduling £m	extension £m	£m	£m		allowance £m
2014(1)
Forbearance of NPL		8	37	13	58		16
Forbearance of Non-NPL		187	234	318	739		124

		195	271	331	797		140

2013(1)
Forbearance of NPL		14	76	92	182		48
Forbearance of Non-NPL		143	287	298	728		81

		157	363	390	910		129

(1)  Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

b) Performance status at the year-end

The current status of forborne exposures analysed by their payment status, at 31 December 2014 and 2013 was:

		Payment	Term	Interest-only	Total		Impairment
		rescheduling £m	extension £m	£m	£m		allowance £m
2014(1)
Non-performing		103	154	132	389		136
Performing		92	117	199	408	(2)	4

		195	271	331	797		140

Proportion of portfolio		0.9%	1.2%	1.5%	3.5%

2013(1)
Non-performing		96	123	119	338		113
Performing		61	240	271	572	(2)	16

		157	363	390	910		129

Proportion of portfolio		0.8%	1.8%	1.9%	4.5%

(1)  Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

(2)  This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

76	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

This data may be further analysed by portfolio, as follows:

Mid Corporate and SME

	Payment	Term	Interest-only	Total		Impairment
	rescheduling £m	extension £m	£m	£m		allowance £m
2014(1)
Non-performing	97	26	92	215		84
Performing	85	28	79	192	(2)	4

	182	54	171	407		88

Proportion of Mid Corporate and SME portfolio	1.6%	0.5%	1.5%	3.6%

2013(1)
Non-performing	42	27	74	143		55
Performing	46	36	99	181	(2)	3

	88	63	173	324		58

Proportion of Mid Corporate and SME portfolio	0.9%	0.7%	1.9%	3.5%

(1) Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
Commercial Real Estate
	Payment	Term	Interest-only	Total		Impairment
	rescheduling £m	extension £m	£m	£m		allowance £m
2014(1)
Non-performing	6	128	40	174		52
Performing	7	89	120	216	(2)	–

	13	217	160	390		52

Proportion of Commercial Real Estate portfolio	0.1%	2.2%	1.6%	3.9%

2013(1)
Non-performing	54	96	45	195		58
Performing	15	204	172	391	(2)	13

	69	300	217	586		71

Proportion of Commercial Real Estate portfolio	0.7%	3.0%	2.2%	5.8%

(1) Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2) This represents the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne.

2014 compared to 2013 (unaudited)

The incidence of forbearance that commenced in the year increased compared to 2013. This was primarily in the Mid Corporate and SME portfolio partially offset by a reduction in Commercial Real Estate. However, the cumulative forbearance stock decreased, especially in the Commercial Real Estate portfolio where older vintages that subsequently suffered financial distress continue to work their way through the forbearance process (see ‘Higher risk loans and other segments of particular interest’ on page 79). The proportion of Mid Corporate and SME forbearance as a percentage of the portfolio remained stable at 3.6% (2013: 3.5%).

Accounts that are in forbearance continue to be closely monitored, to ensure that the forbearance arrangements are sustainable. Not all forbearance will prove effective, and in certain circumstances, market conditions may lead either to a case remaining in NPL even post-forbearance or to the need for a second forbearance action. At 31 December 2014, 51% (2013: 63%) of total forborne exposure was performing in accordance with the revised terms agreed under the forbearance arrangements.

The level of compliance with revised terms agreed under forbearance arrangements is influenced by market conditions. Those cases where forbearance occurs prior to default, which at 31 December 2014 represented 93% (2013: 80%) of exposure, are generally more effective.

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

Annual Report 2014	77

Risk review

Credit risk

continued

Debt-for-equity swaps (unaudited)

In addition to the forbearance activities shown above, Santander UK has on occasion entered into a small number of transactions where Santander UK agreed to exchange a proportion of the amount owed by the borrower for equity in that borrower. This arises in circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.

These debt-for-equity swaps amounted to £10m at 31 December 2014 (2013: £46m).

78	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

Commercial Real Estate

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis and has been prone to regular cyclical downturns as most recently demonstrated in 2008.

Credit performance

Commercial Real Estate non-performing exposures and weighted average LTVs at 31 December 2014 and 2013 may be further analysed between loans originated pre-2009 and thereafter as follows:

	2014			2013
	Original vintage			Original vintage
	Pre-2009	2009 onwards	Total	Pre-2009	2009 onwards	Total
Total committed exposure	£1,288m	£8,770m	£10,058m	£1,569m	£8,476m	£10,045m
Non-performing exposure ratio	18.3%	0.5%	2.7%	18.8%	0.3%	3.2%
Weighted average LTV	66%	52%	54%	74%	53%	56%

2014 compared to 2013 (unaudited)

At 31 December 2014, 85% (2013: 92%) of the non-performing exposures related to deals originated pre-2009. The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the Commercial Real Estate market in 2008 and 2009, some of these customers suffered financial stress resulting in their inability to meet the contractual payment terms, comply with covenants, or achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher non-performing rates in recent years. At 31 December 2014, the non-performing exposure ratio of the pre-2009 sub-portfolio was 18.3% (2013: 18.8%).

In light of the market deterioration, Santander UK’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with material letting or development risks (at 31 December 2014, this element of the portfolio represented only 4% (2013: 4%) of the total Commercial Real Estate portfolio). As a result, the sub-portfolio representing loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio. At 31 December 2014, the pre-2009 sub-portfolio represented less than 13% (2013: 16%) of the total Commercial Real Estate portfolio.

Sector analysis

The Commercial Real Estate portfolio remained well diversified by sector at 31 December 2014 and 2013, as set out below.

Sector	2014	2013
	%	%
Office	22	26
Retail	23	23
Industrial	16	13
Residential	13	10
Mixed use	12	9
Student accommodation	3	6
Hotels & Leisure	6	6
Other	5	7

	100	100

Annual Report 2014	79

Risk review

Credit risk

continued

Loan-to-value analysis

In Commercial Real Estate lending, the main form of credit mitigation is collateral. The table below analyses the LTV ratios of loans within the Commercial Real Estate portfolio at 31 December 2014 and 2013. The LTV distribution is presented for the non-standardised portfolio (see ‘Credit Risk Management’ section), which at £8.7bn represented 86% of the total Commercial Real Estate portfolio at 31 December 2014. The residual element of the portfolio consists of smaller value transactions largely in the form of commercial mortgages. These loans have therefore been excluded from the analysis below.

	2014		2013
	Stock	New business	Stock	New business
	%	%	%	%

Up to 50%	33	31	33	26
50% to 60%	39	49	36	47
60% to 70%	21	20	18	22
70% to 80%	4	–	6	5
80% to 90%	1	–	3	–
90% to 100%	1	–	–	–
> 100% i.e. negative equity	1	–	4	–
Total	100	100	100	100

2014 compared to 2013 (unaudited)

At 31 December 2014, the LTV profile of the portfolio remained conservative with 72% (2013: 69%) of the portfolio at or below 60% LTV. This reflected the more recent vintage of the portfolio with 87% (2013: 84%) originated in 2009 or subsequent years. The majority of higher LTV deals represent older deals which remain in the portfolio.

No new business was written above 70% LTV in 2014, with 80% written below 60% LTV. The majority of the cases with negative equity form part of the forborne element of the portfolio and are managed by the Restructuring & Recoveries team.

At 31 December 2014 the average LTV, weighted by exposure, was 54% (2013: 56%). The weighted average LTV of new deals written in 2014 was 52% (2013: 54%).

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

At 31 December 2014, there was £1,342m (2013: £852m) of Commercial Real Estate loans due to mature within 12 months. Of these, £139m i.e. 10% (2013: £320m i.e. 27%) have an LTV ratio above that which would be considered acceptable under current credit policy, all of which (2013: £313m) has been placed on the Watchlist or recorded as NPL and has an impairment loss allowance of £40m (2013: £62m) associated with it.

80	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

CREDIT RISK – CORPORATE & INSTITUTIONAL BANKING

In Corporate & Institutional Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances. However, in the following committed exposures tables, Sovereigns and Supranationals are presented net of short positions and include Sovereign and Supranational exposures established for liquidity management purposes, managed by Short Term Markets on behalf of Corporate Centre. Large Corporate reverse repurchase agreement exposures are presented net of repurchase agreement liabilities and include OTC derivatives. As a result, the committed exposures can be smaller than the asset balances recognised on the balance sheet. In addition, the derivative risk exposures in the tables below (which are classified as ‘Financial Institutions’) are lower than the balance sheet position because the overall risk exposure is monitored and therefore consideration is taken of margin posted, CSAs in ISDA Master Agreements, and master netting agreements and other financial instruments which reduce the Santander UK group’s exposures. Derivative asset balances recognised on the balance sheet reflect only the more restrictive netting permitted by IAS 32.

Corporate & Institutional Banking – committed exposures

Rating distribution

The rating distribution tables show the credit risk exposure by Santander UK’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and	Large	Structured	Financial	Total
	Supranational	Corporate	Finance	Institutions
	£m	£m	£m	£m	£m

2014
9	2,679	20	–	210	2,909
8	4,079	1,631	–	3,229	8,939
7	928	4,444	–	2,928	8,300
6	–	8,333	28	220	8,581
5	–	3,050	96	79	3,225
4	–	56	–	–	56
1 to 3	–	79	76	103	258
Other	–	–	–	–	–

	7,686	17,613	200	6,769	32,268

2013
9	1,296	10	–	72	1,378
8	3,893	1,375	–	3,396	8,664
7	860	5,060	30	2,650	8,600
6	–	6,647	6	143	6,796
5	–	2,326	40	19	2,385
4	–	145	72	–	217
1 to 3	–	23	136	28	187
Other	–	2	24	–	26

	6,049	15,588	308	6,308	28,253

Annual Report 2014	81

Risk review

Credit risk

continued

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located, except where a full risk transfer guarantee is in place, in which case the country of domicile of the guarantor is used. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

	Sovereign and	Large	Structured	Financial	Total
	Supranational	Corporate	Finance	Institutions
	£m	£m	£m	£m	£m

2014
UK	850	14,952	102	3,197	19,101
Peripheral eurozone	928	608	41	967	2,544
Rest of Europe	1,716	1,684	57	916	4,373
US	2	30	–	1,331	1,363
Rest of world	4,190	339	–	358	4,887

	7,686	17,613	200	6,769	32,268

2013
UK	–	12,908	108	3,038	16,054
Peripheral eurozone	860	385	20	626	1,891
Rest of Europe	1,029	1,663	75	1,185	3,952
US	–	35	105	1,281	1,421
Rest of world	4,160	597	–	178	4,935

	6,049	15,588	308	6,308	28,253

2014 compared to 2013 (unaudited)

During 2014, total committed exposures increased by £4.0bn or 14% to £32.3bn principally within the Sovereign and Supranational, and Large Corporate portfolios.

Sovereign and Supranational exposures increased by 27% in 2014, reflecting the continued development of the business in this area. The increased exposures were mainly in the rating 9 category, most of which were in UK, Switzerland, Denmark and Germany Sovereigns, as part of normal liquid asset portfolio management. The portfolio profile remained primarily short-term (up to 1 year), reflecting the purpose of the holdings as part of normal liquid asset portfolio management and short-term markets trading activity.

Large Corporate exposures increased by 13% in 2014, as a result of the continued development of the franchise focused on high-rated multinational companies. Growth was focused on the UK, with some diversification in other countries with counterparties with good credit quality. The portfolio profile remained primarily short to medium-term (up to 5 years), reflecting the type of finance provided to support the working capital and liquidity needs of our clients.

No new positions were taken in the Structured Finance portfolio in 2014. The reduction in exposure reflected the exit from transactions on maturity or through debt sales.

Financial Institutions exposures increased by 7% in 2014, mainly driven by Banco Santander group guarantees to support the trade finance activities of our customers in other geographies. This was also reflected in the portfolio credit rating profile improvement in 2014, through the increase in ratings within the 7 to 9 categories.

Corporate & Institutional Banking – credit risk mitigation

Credit risk to counterparties on derivative products is mitigated through netting arrangements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see ‘Credit Risk Management – Corporate & Institutional Banking’. The top 20 clients with which Santander UK had the biggest derivative exposures were banks and CCPs. These top 20 clients’ derivative exposure accounted for 76% of the total derivative exposure in Corporate & Institutional Banking at 31 December 2014 (2013: 90%). The risk exposure weighted-average credit rating was 7.6 (2013: 7.6).

In addition, at 31 December 2014, collateral held against impaired loans within the Structured Finance portfolio amounted to 64% (2013: 58%) of the carrying amount of impaired loan balances.

82	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Corporate & Institutional Banking – credit performance

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2014 and 2013:

	Sovereign and	Large	Structured	Financial	Total
	Supranational	Corporate	Finance	Institutions
	£m	£m	£m	£m	£m

2014
Total Committed Exposure of which:(1)	7,686	17,613	200	6,769	32,268
– Performing – (Non-Watchlist)	7,686	16,452	47	6,703	30,888
– Watchlist: Enhanced Monitoring	–	1,095	77	5	1,177
– Watchlist: Proactive Management	–	66	23	61	150
– Non-performing exposure(2)	–	–	53	–	53

Total impaired exposure of which:	–	–	137	–	137
– Performing	–	–	84	–	84
– Non-performing(2)	–	–	53	–	53

Total Observed impairment loss allowances of which:	–	–	49	–	49
– Performing	–	–	21	–	21
– Non-performing	–	–	28	–	28

IBNO(3)					24
Total impairment loss allowance					73

2013
Total Committed Exposure of which:(1)	6,049	15,588	308	6,308	28,253
– Performing – (Non-Watchlist)	6,049	15,292	105	6,246	27,692
– Watchlist: Enhanced Monitoring	–	274	52	26	352
– Watchlist: Proactive Management	–	22	132	36	190
– Non-performing exposure(2)	–	–	19	–	19

Total impaired exposure of which:	–	–	203	–	203
– Performing	–	–	184	–	184
– Non-performing	–	–	19	–	19

Total Observed impairment loss allowances of which:	–	–	72	–	72
– Performing	–	–	64	–	64
– Non-performing(2)	–	–	8	–	8

IBNO(3)					5
Total impairment loss allowance					77

(1)   Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk monitoring‘ section of the Risk review.

(2)   Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table on page 84 which only include drawn balances.

(3)   Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

Annual Report 2014	83

Risk review

Credit risk

continued

Non-performing loans and advances(1)(2)

An analysis of Corporate & Institutional Banking NPLs is presented below.

	2014	2013
	£m	£m

Loans and advances to customers of which:(2)	5,224	5,142
Customers in arrears	53	17
NPLs(3)	53	17

Impairment loan loss allowances	73	77

	%	%

Arrears ratio(4)	1.01	0.33
NPLs ratio(5)	1.01	0.33
Coverage ratio(6)	138	453

(1)   Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.

(2)   Include finance leases.

(3)   All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(4)   Loans and advances to customers in arrears as a percentage of loans and advances to customers.

(5)   NPLs as a percentage of loans and advances to customers.

(6)   impairment loan loss allowances as a % of NPLs. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

An analysis of the NPL movements in 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the year. ‘Exits (including repayments)’ represent that element of loans to customers that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management decreased to £150m at 31 December 2014 (2013: £190m). The reduction in the Structured Finance portfolio more than offset increases in the Large Corporates and Financial Institutions portfolios. The reduction in Structured Finance was a consequence of the run-off strategy for this non-core legacy portfolio, through the exit from transactions on maturity or debt sales.

Watchlist exposures subject to enhanced monitoring increased in the Large Corporate portfolio due to increased monitoring in the oil and the UK supermarket sectors. There was a reduction in Financial Institutions. In the Sovereign and Supranational portfolio, there were no exposures subject to proactive management or enhanced monitoring.

Loans and advances to customers in arrears increased to £53m at 31 December 2014 (2013: £17m) due to a single Structured Finance case, which also increased the arrears ratio to 1.01% (2013: 0.33%). The NPL ratio also increased to 1.01% at 31 December 2014 (2013: 0.33%) for similar reasons.

In 2014, interest income recognised on impaired loans amounted to £nil (2013: £1m, 2012: £nil).

Corporate & Institutional Banking – forbearance

The approach to forbearance in Corporate & Institutional Banking is the same as for Commercial Banking although the volumes are significantly lower reflecting the credit quality of the majority of the portfolio. At 31 December 2014, there was a single forborne case of £50m within the Structured Finance portfolio which remains classified as NPL (2013: nil).

At 31 December 2014, there were no financial assets that may otherwise be past due or impaired whose terms have been forborne (2013: £13m).

84	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

CREDIT RISK – CORPORATE CENTRE

Credit risk arises on assets in the balance sheet and in off-balance sheet transactions. Consequently, the committed exposure (which takes into account credit mitigation procedures) is shown in the tables below. It also excludes Sovereign exposures managed by Short Term Markets within Corporate & Institutional Banking.

Corporate Centre – committed exposures

Rating distribution

The rating distribution tables below show the credit risk exposure by Santander UK’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and	Structured	Derivatives	Legacy Portfolios	Social	Total
	Supranational	Products		in run-off	Housing
	£m	£m	£m	£m	£m	£m

2014
9	29,029	1,558	–	–	2,784	33,371
8	–	1,013	741	3	4,215	5,972
7	–	753	561	615	1,485	3,414
6	–	–	–	385	223	608
5	–	7	–	136	–	143
4	–	–	–	165	–	165
1 to 3	–	–	–	89	–	89
Other(1)	–	–	–	774	–	774

	29,029	3,331	1,302	2,167	8,707	44,536

2013
9	29,688	694	–	2	2,654	33,038
8	–	707	1,061	2	4,382	6,152
7	–	1,091	453	790	1,713	4,047
6	–	54	–	464	238	756
5	–	90	–	170	–	260
4	–	72	–	291	–	363
1 to 3	–	131	–	137	–	268
Other(1)	–	27	–	1,007	–	1,034

	29,688	2,866	1,514	2,863	8,987	45,918

(1)   Represents smaller exposures predominantly within the commercial mortgage portfolio which are subject to scorecards rather than a rating model.

Annual Report 2014	85

Risk review

Credit risk

continued

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

	Sovereign and	Structured	Derivatives	Legacy Portfolios	Social	Total
	Supranational	Products		in run-off	Housing
	£m	£m	£m	£m	£m	£m

2014
UK	22,621	966	285	1,706	8,707	34,285
Peripheral eurozone	–	73	–	20	–	93
Rest of Europe	553	1,544	581	36	–	2,714
US	4,823	85	436	25	–	5,369
Rest of world	1,032	663	–	380	–	2,075

	29,029	3,331	1,302	2,167	8,707	44,536

2013
UK	24,036	880	453	2,241	8,987	36,597
Peripheral eurozone	–	329	–	59	–	388
Rest of Europe	53	1,207	600	63	–	1,923
US	5,230	422	461	80	–	6,193
Rest of world	369	28	–	420	–	817

	29,688	2,866	1,514	2,863	8,987	45,918

2014 compared to 2013 (unaudited)

During 2014, total committed exposures decreased by £1.4bn or 3% to £44.5bn principally within the Sovereign and Supranational portfolio and Legacy Portfolios in run-off, partially offset by an increase in Structured Products.

Sovereign and Supranationals exposures principally reflect cash at central banks and holdings of highly-rated liquid assets as part of normal liquid asset portfolio management, and remained concentrated in the UK and US in 2014. Exposures to the UK and the US decreased as increased exposures to the Rest of Europe were taken in 2014, mainly related to bonds guaranteed by the German Government. The increase in exposures to the Rest of World reflected additional exposures to highly-rated Supranationals.

Structured Products exposures represent holdings of good credit quality rated covered bonds, floating rate notes and residential mortgage-backed securities as part of normal liquid asset portfolio management. The increase in exposures in 2014 reflected the purchase of highly-rated covered bonds, mainly issued by Australian and Canadian banks primarily with maturities of less than five years.

Derivative exposures decreased in the year due to the continued managed reduction of the portfolio.

Legacy Portfolios in run-off decreased across all geographies and rating bands in 2014 as we continued to successfully implement our on-going exit strategy.

Social Housing exposures reduced in 2014 as a result of on-going refinancing of longer-dated loans onto shorter maturities and on current market terms.

86	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Corporate Centre – credit risk mitigation

Structured Products are unsecured but benefit from senior positions in the creditor cascade. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see ‘Credit Risk Management – Corporate & Institutional Banking’.

In the Legacy Portfolios in run-off, at 31 December 2014, collateral held against impaired loans amounted to 51% (2013: 62%) of the carrying amount of impaired loan balances, of which cash collateral of £670m (2013: £752m) was held. At 31 December 2014, of the aviation portfolio of £225m (2013: £406m), £194m (2013: £335m) was asset-backed and £31m (2013: £71m) was receivables-backed. Of the asset-backed loans, 96% (2013: 92%) had a collateral value in excess of the loan value.

At 31 December 2014, of the shipping portfolio of £289m (2013: £417m), £196m (2013: £324m) was asset-backed and £93m (2013: £93m) was backed by cash or bank guaranteed. Of the asset-backed loans, 47% (2013: 55%) had a collateral value in excess of the loan value. Collateral is rarely taken into possession, (2014: £nil, 2013: £23m) and Santander UK seeks to ensure the disposal of any collateral, either consensually or via an insolvency process, as early as practical in order to minimise its loss.

Corporate Centre – credit performance

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2014 and 2013:

	Sovereign and	Structured	Derivatives	Legacy Portfolios	Social	Total
	Supranational	Products		in run-off	Housing
	£m	£m	£m	£m	£m	£m

2014
Total Committed Exposure of which:(1)	29,029	3,331	1,302	2,167	8,707	44,536
– Performing (Non-Watchlist)	29,029	3,331	1,302	1,917	8,707	44,286
– Watchlist: Enhanced Monitoring	–	–	–	94	–	94
– Watchlist: Proactive Management	–	–	–	14	–	14
– Non-performing exposure(2)	–	–	–	142	–	142

Total impaired exposure of which:	–	–	–	238	–	238
– Performing	–	–	–	96	–	96
– Non-performing(2)	–	–	–	142	–	142

Total Observed impairment loss allowances of which:	–	–	–	109	–	109
– Performing	–	–	–	31	–	31
– Non-performing(2)	–	–	–	78	–	78

IBNO(3)						71
Total impairment loss allowance						180

2013
Total Committed Exposure of which:(1)	29,688	2,866	1,514	2,863	8,987	45,918
– Performing (Non-Watchlist)	29,688	2,829	1,514	2,389	8,869	45,289
– Watchlist: Enhanced Monitoring	–	37	–	173	118	328
– Watchlist: Proactive Management	–	–	–	72	–	72
– Non-performing exposure(2)	–	–	–	229	–	229

Total impaired exposure of which:	–	–	–	434	–	434
– Performing	–	–	–	205	–	205
– Non-performing(2)	–	–	–	229	–	229

Total Observed impairment loss allowances of which:	–	–	–	161	–	161
– Performing	–	–	–	54	–	54
– Non-performing(2)	–	–	–	107	–	107

IBNO(3)						116
Total impairment loss allowance						278

(1)   Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk Monitoring ‘section of the Risk Review.

(2)   Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table on page 88 which only include drawn balances.

(3)   Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

Non-core customer assets inconsistent with Santander UK’s business strategy at 31 December 2014 comprised Social Housing of £6.7bn (2013: £7.1bn), and Legacy Portfolios in run-off consisting of Commercial Mortgages of £0.9bn (2013: £1.2bn), Aviation of £0.2bn (2013: £0.4bn), Shipping of £0.2bn (2013: £0.4bn), and Others of £0.2bn (2013: £0.3bn).

Annual Report 2014	87

Risk review

Credit risk

continued

Non-performing loans and advances(1)(2)

An analysis of Corporate Centre NPLs is presented below.

	2014	2013
	£m	£m

Loans and advances to customers of which:(2)	8,276	9,360
Customers in arrears	145	239
NPLs(3)	134	221

Impairment loan loss allowances	180	278

	%	%

Arrears ratio(4)	1.75	2.55
NPLs ratio(5)	1.62	2.36
Coverage ratio(6)	134	125

(1)   Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.

(2)   Include Social Housing loans and finance leases.

(3)   All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(4)   Loans and advances to customers in arrears as a percentage of loans and advances to customers.

(5)   NPLs as a percentage of loans and advances to customers.

(6)   Total impairment loan loss allowances, as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

An analysis of the NPL movements during 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the year. ‘Exits (including repayments)’ represent that element of loans that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management reduced to £14m at 31 December 2014 (2013: £72m). Watchlist exposures subject to enhancing monitoring also reduced to £94m (2013: £328m). The only Watchlist exposures arose in the Legacy Portfolios in run-off and, in 2013 in Social Housing.

Legacy Portfolios in run-off exposures subject to Watchlist decreased as a consequence of the strategy to exit these exposures. Similarly, the level of provision decreased during the year reflecting disposal of assets. Social Housing exposures subject to enhanced monitoring decreased following the resolution of governance issues as anticipated.

Loans and advances to customers in arrears decreased to £145m at 31 December 2014 (2013: £239m) as we continued to execute the strategy of exiting problem exposures through sale of the debt or through the realisation of the collateral. The arrears ratio decreased to 1.75% (2013: 2.55%) as a result of the decrease in arrears described above which was achieved at a slightly faster rate than the run-off of the loans and advances. The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 2.36%), reflecting the continuing strategy to exit exposures where possible. In 2014, coverage increased to 134% (2013: 125%) reflecting the successful disposal programme without incurring significant further losses.

In 2014, interest income recognised on impaired loans amounted to £4m (2013: £9m, 2012: £13m).

88	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Corporate Centre – forbearance

Forbearance commenced during the year (1)

Forbearance arrangements have only been entered into with respect to the Legacy Portfolios in run-off.

The exposures that entered forbearance during the years ended 31 December 2014 and 2013 were:

				2014		2013
				£m		£m

Payment rescheduling				22		11
Term extensions				41		2
Interest-only				13		36

				76		49

(1)   The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

a) Performance status when entering forbearance

The forborne exposures at 31 December 2014 and 2013 when they originally entered forbearance, analysed by their payment status, was:

	Payment	Term extensions	Interest-only	Total		Impairment
	rescheduling					allowance
	£m	£m	£m	£m		£m

2014(1)
Forbearance of NPL	8	–	10	18		8
Forbearance of Non-NPL	188	61	64	313		42

	196	61	74	331		50

2013(1)
Forbearance of NPL	6	16	36	58		18
Forbearance of Non-NPL	188	32	102	322		32

	194	48	138	380		50

(1)   Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

b) Performance status at the year-end

The current status of forborne exposures analysed by their payment status, at 31 December 2014 and 2013 was:

	Payment	Term extensions	Interest-only	Total		Impairment
	rescheduling					allowance
	£m	£m	£m	£m		£m

2014(1)
Non-performing	8	49	29	86		47
Performing	188	12	45	245	(2)	3

	196	61	74	331		50

Proportion of Legacy Portfolios in run-off	9.0%	2.8%	3.4%	15.3%

2013(1)
Non-performing	7	15	52	74		37
Performing	187	33	86	306	(2)	13

	194	48	138	380		50

Proportion of Legacy Portfolios in run-off	6.8%	1.7%	4.8%	13.3%

(1)   Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

(2)   This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

2014 compared to 2013 (unaudited)

In 2014, the level of new forbearance undertaken during the year increased in the Legacy Portfolios in run-off. However the cumulative stock of forborne exposure reduced during the year as the strategy to exit these exposures continued to be executed where the opportunity arose. An element of the residual forborne exposure is expected to take longer to exit given their profile and the more limited market appetite for the purchase or refinancing of certain assets.

Annual Report 2014	89

Risk review

Market risk

continued

Market risk

Market risk comprises trading market risk and banking market risk. Trading market risk is the risk of losses in balance sheet and off-balance sheet positions arising from movements in market prices. Banking market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities. Banking market risk is classified as a balance sheet management risk and is discussed in the balance sheet management risk section. Santander UK’s exposure to market risk arises in the following business segments:

Trading market risk

Exposures arise in Corporate & Institutional Banking in the short-term markets business and from trading activity and the creation and risk management of structured products for the personal financial services market. The principal exposures are interest rate, equity, property, credit (spread), and foreign exchange risks. There are no exposures in Retail Banking, Commercial Banking, or Corporate Centre.

Banking market risk

Exposures arise in Retail Banking and Commercial Banking as a by-product of providing banking products and services to personal, business, corporate and commercial customers. The principal exposures are interest rate (yield and basis), inflation and spread risks. Banking market risks arising from Retail Banking and Commercial Banking are substantially transferred to, and managed by, Corporate Centre. In addition, structural exposures arising in the balance sheet are managed by Corporate Centre (e.g. foreign exchange and income statement volatility risks). There are no exposures in Corporate & Institutional Banking.

Balance sheet allocation by market risk classification

Santander UK’s assets and liabilities subject to market risk may be analysed between trading and banking market risk classification as follows:

	2014			2013
	Market risk classification			Market risk classification
	Trading	Banking	Total	Trading	Banking	Total
	risk	risk	balance	risk	risk	balance
			sheet			sheet
	£m	£m	£m	£m	£m	£m	Key risk factors

Assets subject to market risk
Cash and balances at central banks	–	21,104	21,104	–	25,160	25,160	Interest rate, foreign exchange
Trading assets	21,700	–	21,700	22,294	–	22,294	Equity, foreign exchange, interest rate
Derivative financial instruments	18,760	4,261	23,021	15,733	4,316	20,049	Equity, foreign exchange, interest rate
Financial assets designated at fair value	433	2,448	2,881	372	2,375	2,747	Interest rate, credit spread
Loans and advances to banks	–	2,057	2,057	–	2,347	2,347	Foreign exchange, interest rate
Loans and advances to customers	–	188,691	188,691	–	184,587	184,587	Interest rate
Available-for-sale securities	–	8,944	8,944	–	5,005	5,005	Foreign exchange, interest rate, inflation,
							credit spread
Loans and receivables securities	–	118	118	–	1,101	1,101	Foreign exchange, interest rate
Macro hedge of interest rate risk	–	963	963	–	769	769	Interest rate
Retirement benefit assets	–	315	315	–	118	118	Equity, foreign exchange, interest rate,
							inflation, credit spread

	40,893	228,901	269,794	38,399	225,778	264,177

Liabilities subject to market risk
Deposits by banks	–	8,214	8,214	–	8,696	8,696	Foreign exchange, interest rate
Deposits by customers	–	153,606	153,606	–	147,167	147,167	Interest rate
Derivative financial instruments	19,241	3,491	22,732	16,294	2,569	18,863	Equity, foreign exchange, interest rate
Trading liabilities	15,333	–	15,333	21,278	–	21,278	Equity, foreign exchange, interest rate
Financial liabilities designated at fair value	–	2,848	2,848	–	3,407	3,407	Interest rate, credit spread
Debt securities in issue	–	51,790	51,790	–	50,870	50,870	Foreign exchange, interest rate
Subordinated liabilities	–	4,002	4,002	–	4,306	4,306	Foreign exchange, interest rate
Macro hedge of interest rate risk	–	139	139	–	–	–
Retirement benefit obligations	–	199	199	–	672	672	Equity, foreign exchange, interest rate,
							inflation, credit spread

	34,574	224,289	258,863	37,572	217,687	255,259

90	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

For assets and liabilities classified, either wholly or partially, as trading risk in the previous table, the basis for that risk classification is as follows:

Trading assets and liabilities

Assets and liabilities are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These assets and liabilities are treated as trading risk.

Financial assets designated at fair value

Financial assets designated at fair value representing a portfolio of roll-up mortgages, as described in Note 16 to the Consolidated Financial Statements, are treated as trading risk; the remainder are treated as banking risk.

Derivative financial instruments

Derivatives are held for trading or for risk management purposes. Derivatives are classified as held for trading unless they are designated as being in a hedging relationship. Most derivative exposures arise from sales and trading activities and are treated as trading risk. Derivatives not risk managed on a trading intent basis are treated as banking risk. They include non-qualifying hedging derivatives and derivatives qualifying for fair value and cash flow hedge accounting. Details of derivatives in fair value and cash flow hedge accounting relationships, and the use of non-qualifying hedges are given in Note 15 to the Consolidated Financial Statements.

Approach to market risk

— Market risk operates within the Santander UK Risk Appetite Framework. Specific Risk Appetite limits, controls and management are in place for trading and banking market risk.

—  Santander UK actively manages and controls market risk within clearly defined parameters by limiting the impact of adverse market movements whilst seeking to enhance earnings. The organisational structure ensures a segregation of responsibilities between the functions responsible for market risk origination, risk management and control, and risk oversight.

— A comprehensive set of Santander UK-wide policies, procedures and processes has been developed and implemented to identify, assess, manage and report market risk.

—  Market risk limits are approved under Board-delegated authority, and within the market risk appetite. Risk exposures are measured and monitored against limits and triggers for action and/or escalation.

Annual Report 2014	91

Risk review

Market risk

continued

Trading market risk

Trading market risk arises in connection with the provision of financial services for customers and the buying, selling and positioning mainly in fixed income, equities, foreign exchange and property markets. This trading activity may lead to a potential decline in net income due to variations in market factors including interest rates, inflation rates, equity indices, exchange rates, credit spreads, bond prices and property indices. Trading market risk is principally linked to potential variability in the ‘Net trading and funding of other items by the trading book’ element of the ‘Net trading and other income’ line in the Consolidated Income Statement.

Risk management and control

—  The Santander UK Market Risk Framework cascades down from the Santander UK Risk Framework and defines the high level arrangements and minimum standards for the management, control and oversight specific to trading market risk.

— The Santander UK Risk Appetite is cascaded down and embedded into the controls, risk limits and key risk metrics of the trading Market Risk Division.

—  Key metrics, which include the utilisation of a stress economic loss limit and risk factor stress scenarios, are reported to the Board on a monthly basis. Key risk metrics are also regularly reported to the Executive Risk Committee.

Risk measures

Santander UK uses a comprehensive and complementary set of methodologies and techniques to measure trading market risk. One of the primary tools to measure and control market risk is a statistical risk measure, value at risk (‘VaR’).

VaR

—  VaR is a statistical estimate of the potential losses that would be recognised in the income statement arising from unfavourable market moves. VaR is measured at a given confidence level over a specified time horizon and is calculated using a historical simulation method with two years of daily price history, equally weighted. VaR incorporates the majority of material market risk factors and provides a framework for assessing the risk using a consistent approach across these risk factors and portfolios.

—  Santander UK uses the historical simulation approach in its VaR models, which all use the same corporate calculation models. The main types of VaR are Internal VaR, Regulatory VaR (‘RVaR’) and Stressed VaR (‘SVaR’), which are described in more detail below.

—  The Internal VaR approach above is used to calculate the total trading book VaR. It covers all trading book risk classes – interest rate, equity, property, credit (spread), and foreign exchange. In accordance with the standard used throughout the Banco Santander group, the Internal VaR uses a one day time horizon and a 99% confidence level. This means that conditional on today’s position, Santander UK would expect to incur losses exceeding the predicted VaR estimate one in every 100 trading days, or about two to three times a year. Internal VaR is measured and monitored against Board-approved limits daily, and aggregated at different levels, including by business, asset class and individual desk levels, for reporting purposes. Limit breaches are reported and escalated in accordance with the Risk Framework.

—  RVaR and SVaR are the models used for the calculation of the capital requirement for trading market risk. Only risk factors with PRA approval are included in these calculations. For those risk factors that are out of scope, the standardised approach for calculating the capital requirement is used. See the ‘Capital requirement measures’ section for further details on trading book capital requirement. Out of scope VaR risk factors are credit, foreign exchange and property.

—  RVaR uses a ten day time horizon and a 99% confidence level. It uses the same two years of daily price history, equally weighted, as Internal VaR. To calculate the ten day time horizon, a ‘square root of time’ approach is used.

—  SVaR also uses a ten day time horizon, 99% confidence level and square root of time approach. However, only one year of daily price history, equally weighted, is required and it must be from a period of stressed market conditions.

— Internal VaR, RVaR and SVaR are subject to governance, controls, regular reviews and internal assessments. RVaR and SVaR are also subject to assessments by the PRA.

92	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Limitations of VaR

—  General limitations of VaR arise from the use of historical changes and the assumption that these historical changes are an indicator of the future market moves. In addition, VaR does not capture intra-day risk taking as it is based on positions as at close of business.

—  The use of a 99% confidence level does not capture the potential loss beyond that level. This risk is addressed by stress testing and the expected shortfall metric (see ‘Additional risk measures’ below).

—  The use of a one day time horizon does not fully capture the income statement implications of exposures that cannot be liquidated or hedged in one day. These exposures are monitored using illiquid risk metrics (see ‘Additional risk measures’ below) and stress testing.

—  Although VaR models aim to capture the main relationships between risk factors and the valuation impact across a wide range of market movements, some potential inaccuracy can arise particularly for complex products and from large market movements.

—  The Santander UK VaR model has the following limitations:

–  Santander UK uses the previous two years data, which can lead to inflated VaR levels driven by historical events that are no longer representative of current market conditions. This can mask actual levels of short-term risk;

–  Proxy data is used for new products where there is insufficient market data history. Proxies allow new risk factors to be incorporated into VaR measures for completeness, but can reduce accuracy. The usage and impact of proxy data is monitored and controlled;

–  VaR uses close of business positions. Intra-day trading and intra-day price changes are not captured by the model; and

–  The use of a square root of time approach to create RVaR and SVaR means actual ten day price movements are not captured in the calculation. However, Santander UK performs monthly analysis on this particular methodology which is reviewed by the PRA quarterly.

Back-testing

—  Daily back-testing of Internal VaR and RVaR is performed against market risk-related revenue (as defined by the PRA). Back-testing compares the daily VaR estimates of the last 250 days to the actual profit and loss of the following day. The inclusion of intra-day profit and loss within the back-testing goes some way towards mitigating the absence of intra-day trading limits and non-capture within VaR. A one day time horizon variant of RVaR is used for back-testing purposes. It is not possible to meaningfully back-test the SVaR model as it is not sensitive to current market conditions and requires more proxy data than the RVaR and Internal VaR models.

—  Backtesting is performed against both ‘clean’ profit and loss (trading profit and loss less fees, commissions, brokerage, reserves not related to market risk, and day one profits/losses) and also ‘hypothetical’ profit and loss (which is the clean profit and loss excluding intra-day and the effects of time decay).

—  The Capital Requirements Regulation (‘CRR’) sets out the criteria for acceptable levels of back-testing exceptions, which is further clarified by the PRA rules. If there are five or more back-testing exceptions in a 250 day continuous period, points will be added to the capital requirement multiplier. A model with fewer than five will not have any added points. No points have been added to Santander UK’s capital multiplier.

— There was no trend evident in the back-testing model exceptions identified in 2014. Any exception that occurred was isolated.

Stress testing

—  Stress testing is a fundamental risk requirement under the Basel Capital Accords and is a major component of risk management in Santander UK to increase transparency, and measure and control risk of losses in stressed markets.

—  Stress scenarios are used in the Trading Market Risk Appetite setting process and monthly analysis for Risk Appetite reporting. These stress scenarios are also embedded within the core risk management limits setting and monitoring daily processes.

—  Bespoke scenarios are considered in order to replicate past events but also to create plausible abnormal market conditions from changes in financial prices including interest rates, equity, exchange rates and credit spreads. Various degrees of severity are considered which, together with VaR, make it possible to obtain a more complete spectrum of the risk profile. Scenario shocks assuming different holding periods are used to illustrate stress exposures to various degrees of market liquidity.

—  Limits are used to manage Santander UK’s exposure to stress events and restrict the impact of stressed market conditions. Stress testing is employed in cross-business risk management at desk level. The results of stress calculations, trends and explanations based on current market risk positions are regularly reported to senior management including the Executive Risk Committee and Board Risk Committee.

Annual Report 2014	93

Risk review

Market risk

continued

Additional risk measures

— The value of instruments held for trading purposes can change daily and the resulting profits and losses are reported and monitored daily.

—  Non-statistical risk measures include sensitivities to variables that are used to value Santander UK’s market risk positions. As part of a comprehensive framework, Santander UK captures all market risk exposures, assigns limits to the associated sensitivities, and monitors adherence to these limits on a daily basis.

— All new or amended derivatives pricing models are validated and approved in accordance with formalised standards. All models are subject to annual review.

—  Illiquid risks arise from exposures that cannot be liquidated or hedged within one day. These risks are measured and monitored based on the estimated time horizon it would take to hedge or exit the exposure. There are three time horizon categories: <1 month, 1 to 6 months, and >6 months. Each category is monitored daily against limits.

—  Expected Shortfall (‘ES’) analysis is an additional metric introduced in 2013 for analysis purposes, ahead of the Basel Committee’s Fundamental Review of the Trading Book (‘FRTB’) requirements. ES is calculated using VaR vectors and measures the size of the tail risk above a 97.5% confidence level.

—  A time weighted VaR is calculated using the Banco Santander group methodology. This applies a greater weighting to the most recent days within the two year historical series and so the VaR level responds more quickly to current market volatility and provides a greater indication of changes in market behaviour.

—  For RVaR and SVaR, risk factors that are not fully captured for capital assessment purposes are assessed under the Risks Not in VaR (‘RNIV’) Framework. These risk factors can arise if there is a lack of historical market data or the data quality is deemed insufficient and tend to be for products with very infrequent pricing or where the risk structure is more complex. These risk factors are generally included under the illiquid risk metrics for risk reporting and monitoring purposes as described above. The RNIV Framework is part of the approved internal model for trading market risk capital requirements. See ‘Capital requirement measures’ below for additional information on RNIV.

Capital requirement measures (unaudited)

—  Trading market risk uses RVaR, SVaR and RNIV (the Internal Models Approach as per the CRR) for the calculation of capital requirements for those risk factors and businesses with PRA permission. For risk factors and businesses outside the internal models permission scope, the standardised approach (as prescribed by the CRR and the PRA rules) is used. As part of the approval for using the IM approach, Santander UK is subject to a quarterly review by the PRA.

— The standardised approach calculation equated to 16% of the total trading market risk capital requirement at 31 December 2014.

— Santander UK’s stress period is reviewed regularly to ensure the most penal period of stress since 2007 relevant to Santander UK’s portfolio is used.

—  SVaR is the largest component of trading market risk capital requirements and for 2014 was, on average, five times larger than the RVaR component. The largest drivers of SVaR in 2014 were interest rate delta, interest rate basis and equity volatility risks (see the table below for more explanation of individual risk factors). This was in line with the historical market moves seen during the SVaR dataset period compared with the lower level of volatility seen in more recent historical series data.

—  RNIV risk factors comprise less than 4% on average of the trading market risk IM capital requirements. The largest driver in the RNIV capital requirement calculation is dividend risk exposure. Dividend risk arises from a change in future dividend expectations. This risk is not captured well under a VaR model approach due to the structure of the underlying market data.

— New RNIVs are identified through analysis of profit and loss, new products, and are included in the capital requirement calculation, regardless of materiality.

—  Two approaches are used to calculate RNIV capital levels, depending on market data availability and characteristics: A VaR type approach (which requires an RVaR and SVaR type calculation) and a stress based approach. The VaR approach is also subject to a multiplication factor (as prescribed by the CRR and the PRA rules). Stress-based RNIVs use sensitivities and plausible stressed market moves. Santander UK currently only has stress-based RNIVs.

— Each individual RNIV value is standalone and does not benefit from diversification in the capital requirements calculation.

—  Any changes to the models are assessed for their capital requirement impact. The outcome will indicate whether pre-notification and approval by the PRA will be required before the change can be implemented.

94	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

The following table shows the Internal VaR-based consolidated exposures for the major risk classes at 31 December 2014, 2013 and 2012, together with the highest, lowest and average exposures for each year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. The VaR amounts represent the potential change in fair values of trading instruments. Since trading instruments are recorded at fair value, these amounts also represent the potential effect on income.

Trading	Year-end exposure			Average exposure			Highest exposure			Lowest exposure
instruments	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate risks(1)	2.2	3.0	3.8	3.6	4.7	4.1	5.6	7.6	7.5	1.9	2.9	2.7
Equity risks(2)	0.6	1.4	1.8	1.0	1.9	2.2	1.9	4.6	5.0	0.5	0.7	1.4
Property risks(3)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.1	–	0.1
Credit (spread) risks(4)	–	0.3	0.2	0.2	0.4	0.2	0.6	1.0	0.8	–	0.2	–
Other risks(5)	0.1	–	0.5	–	0.1	0.8	0.1	0.5	2.3	–	–	0.4

Correlation offsets(6)	(0.6)	(1.5)	(2.1)	(1.1)	(2.2)	(2.7)	–	–	–	–	–	–

Total correlated one-day VaR	2.4	3.3	4.3	3.8	5.0	4.7	6.3	8.0	8.3	1.9	3.0	2.7

(1)	Interest rate risk measures the impact of interest rate and volatility changes on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and the government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).
(2)	Equity risk measures the impact on equity stocks and derivatives from changes in equity prices, volatilities and dividends.
(3)	Property risk measures the impact of changes in the property indices.
(4)	Spread risk measures the impact of changes in the credit spread of corporate bonds or credit derivatives.
(5)	Other risks include foreign exchange risk. Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
(6)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

Annual Report 2014	95

Risk review

Balance sheet management risk

continued

Balance sheet management risk

Balance sheet management risk arises as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the product or portfolio. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon. Balance sheet management risks are transferred from the originating business to FMIR in Corporate Centre where they are monitored, controlled and managed in conjunction with exposures arising from the funding and liquidity management activities of FMIR.

The key areas of balance sheet management risk, which are discussed in the sections that follow, are:

–	Banking market risk;
–	Pension risk;
–	Liquidity risk; and
–	Capital risk.

Banking market risk

Banking market risk mainly arises through the provision of banking products and services to personal and corporate customers, as well as structural exposures arising in Santander UK’s balance sheet. Banking market risk arises in Retail Banking, Commercial Banking and Corporate Centre. Banking market risks are originated in Retail Banking and Commercial Banking only as a by-product of writing customer business and are typically transferred from the originating business to Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity. In a similar manner, loans are funded through matching borrowings. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Corporate & Institutional Banking. Material banking market risk exposures are transferred to and reside in Corporate Centre. Only short-term mismatches due to forecasting variances in prepayment and launch risk (i.e. where customers pre-pay loans before their contractual maturity or may not take the expected volume of new products) are retained in Retail Banking and Commercial Banking. In addition, structural exposures arising in the balance sheet are managed by Corporate Centre (e.g. foreign exchange and income statement volatility risk).

96	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

The principal exposures to banking market risks arise from:

Key risks	Description

Interest rate risk

The most significant interest rate factors are:

—  Yield curve risk – arises from the timing mismatch in the re-pricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Yield curve risk is predominantly measured with both Net Interest Margin (‘NIM’) and Economic Value of Equity (‘EVE’) sensitivity analysis supplemented by the other risk measures, such as stress testing, and VaR. The NIM and EVE sensitivities cover all material yield curve risk in the banking book balance sheet.

—  Basis risk – arises when assets are priced using a different rate index than the liabilities funding them. In particular, a potential exposure to basis risk arises from the divergence between base rate linked rates earned on customer assets and wholesale (LIBOR-linked) rates paid on liabilities funding those assets.

Inflation and spread risks

These arise where the value of, or income from, assets or liabilities can change due to changes in the market levels of inflation and spreads. Santander UK holds portfolios of securities for liquidity and investment purposes which are exposed to these risks. Assets in these portfolios are accounted for as available-for-sale securities, and volatility in their fair value is recognised in Other Comprehensive Income, until the asset is sold or unless it reflects impairment in the asset’s fair value, at which point it is recognised in the Income Statement. The market risks of these portfolios are monitored through sensitivities, VaR and stress tests which are reported daily against limits and triggers to senior management and monthly to ALCO and Risk Management Committee. The VaR measures reported capture all key sources of volatility, including interest rate risk as well as inflation and spread risks, to fully reflect the potential available-for-sale volatility.

Foreign exchange risk

Santander UK’s non-trading businesses operate mainly in sterling markets and therefore, with the exception of funding raised in foreign currencies (see the ‘Wholesale Funding’ section), do not originate significant foreign exchange exposures. Foreign currency funding positions are hedged back to sterling. Any foreign exchange positions (either for instance to ‘spot’ foreign exchange rates or to cross currency basis) are typically residual exposures remaining after hedging. Foreign exchange risk is monitored against absolute net exposures and VaR-based limits and triggers. See ‘Redenomination risk’ in the ‘Country risk exposure’ section and ‘Term Issuance’ in the ‘Wholesale Funding’ section.

Income statement volatility risk

The majority of assets and liabilities in the banking book balance sheet are accrual accounted. The risk profile from these assets and liabilities is in some cases managed with the use of derivatives. As all derivatives are accounted for at fair value, this difference in accounting treatment can lead to reported volatility in the income statement, even where the derivative is an economic hedge of the asset or liability. This volatility is largely mitigated through hedge accounting. Any hedge accounting ineffectiveness which may lead to income statement volatility is monitored using a VaR measure and trigger, reported monthly. The accounting policies for derivatives and hedge accounting are set out in Note 1 to the Consolidated Financial Statements.

Risk management and control

—  Banking market risk is controlled in line with the Balance Sheet Management Risk Framework. Risk Appetite is articulated by both the income and value sensitivity limits set in accordance with the Santander UK Risk Appetite and by the limits for NIM and EVE sensitivities set by the Banco Santander group.

—  ALCO is responsible for managing the risk exposure of Santander UK within limits. In addition, a series of lower level risk limits and triggers are used to highlight when exposures are nearing limits and to control other material risk types, such as basis risk.

—  To manage interest rate risk in the banking book balance sheet, a combination of derivatives (typically interest rate swaps) and natural offsets between asset and liability positions are used. Positions are reported monthly to ALCO and the Board Risk Committee.

Annual Report 2014	97

Risk review

Balance sheet management risk

continued

Risk measures

For banking market risk, Santander UK predominantly measures its market risk exposures with both NIM and EVE sensitivity analysis supplemented by the risk measures described in the Trading market risk section. NIM and EVE sensitivity measures are commonly used throughout the financial services industry. The calculations for NIM and EVE sensitivities involve many assumptions, including expected customer behaviour (e.g. early repayment of loans) and how interest rates may evolve. These assumptions form a key part of the overall control framework and are updated and reviewed on an on-going basis. The NIM and EVE sensitivities include the interest rate risk from all material Santander UK banking book positions. The banking book positions generate almost all the reported net interest income in Santander UK.

NIM sensitivity

—  NIM sensitivity is an income-based measure and is used to forecast the changes to interest income and interest expense in different scenarios to provide a combined impact on net interest income over a given period, usually 12 months.

—  NIM sensitivity is calculated by simulating the net interest margin using current yield curve and net interest margin following a change in yield curves. The difference between the two net interest margin totals is the NIM sensitivity.

—  The main model assumptions are that the balance sheet is dynamic (it includes the run-off of current assets and liabilities as well as retained and new business) and a behavioural rather than contractual balance sheet is used (balances are adjusted for behavioural or assumed profile for most retail products where the behavioural maturity of products is less than the contractual maturity due to customers exercising the option for early withdrawal or prepayment, or where there is no contractual maturity).

EVE sensitivity

—  EVE is calculated as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel shifts in the yield curve. A static balance sheet is used, i.e. all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour, as appropriate, and there is no retained or new business.

Limitations of sensitivities

—  Sensitivities measure the impact of standard instantaneous parallel shifts in relevant yield curves (subject to a 0% interest rate floor where applicable). The advantage of using standard parallel shifts is that generally they provide a constant measure of the size of market risk exposure, with a simple and consistent stress. This compares to specific scenarios such as ‘flat rates’, the magnitude of which will depend on the shape of the current curve and hence shift required to reach the flat rate scenario. An exception to the relative simplicity of parallel shifts can arise when the yield curve is ‘floored’ at 0%, which can result in non-parallel down shifts.

—  The use of material parallel shocks may not be perceived as realistic, or necessarily test the scenarios that have the most impact on Santander UK. As a result, non-parallel stress tests are also run to calculate the impact of a range of plausible non-parallel scenarios, and over a range of time periods for income stresses (typically either one or three years).

98	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Stress testing

—  Stress testing of market risk factors is used to complement the risk measurement provided by standard sensitivities. Simple stress tests, such as parallel shifts in relevant curves, provide transparent measures of risk control and provide a consistent starting point for limit setting. More complex, multi-factor and multi-time period stress tests can provide information about specific potential events, and test a range of outcomes that may not be captured through parallel stresses, or VaR-type measures due to data or model limitations. Stress tests can also be used to estimate losses in extreme market events beyond the confidence level used in VaR models.

—  Stress testing results are discussed at senior level management committees. They influence decision making by Corporate Centre by highlighting potential risks in the banking book and the impact of remedial actions that could be taken to mitigate risks. The stress test results are contrasted against stress limits and triggers set by Santander UK internal committees, or against metrics set by the PRA. If results are to be found in excess of the limits or triggers, remedial actions and an escalation process are followed. Stress tests can be adapted to reflect current concerns or market conditions more rapidly than other risk measures such as VaR. Stress testing can include both individual business area stresses and Santander UK-wide scenarios.

—  Within Santander UK, stress tests are either:

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

—  Stress tests can be produced using either income or value measures. They may cover one or more categories of exposures accounted for on an accruals basis or at fair value. Expert judgement is used both in defining appropriate hypothetical stress tests and any adjusting assumptions regarding the balance sheet, management actions and customer behaviour.

Additional risk measures

—  In addition to sensitivities and stress tests, banking market risk can be measured using net notional positions. This can provide a simple expression of exposure, although it typically needs to be combined with other risk measures to reflect all aspects of a risk profile such as projected changes over time.

—  The main remaining metric to quantify market risk is VaR. Whilst VaR measures can be a useful risk metric as they capture changes in economic values, VaR won’t reflect the actual impact on the income statement of the majority of the assets and liabilities on the banking book balance sheet as they are accounted for at amortised cost rather than fair value.

Annual Report 2014	99

Risk review

Balance sheet management risk

continued

Interest rate risk

Yield curve risk

The table below reflects how base case income and valuation across Santander UK would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 31 December 2014 and 2013. Sensitivity to parallel shifts represents the quantum of risk in a manner that is considered to be both simple and scaleable. 50 basis points is the stress which is now typically focussed on for banking market risk controls across Santander UK, although sensitivities to other parallel shifts are also regularly monitored. This is a change from 2013 when sensitivities to a 100 basis point shift were shown, as the changing market conditions and the lower yield curve mean sensitivity to a 50 basis point shift is now considered a more appropriate risk measure.

	31 December 2014		31 December 2013
	+50bps	-50bps	+50bps	-50bps
	£m	£m	£m	£m
NIM sensitivity	15	5	90	85
EVE sensitivity	103	(195)	26	65

The change in sensitivities in 2014 was largely attributable to a change in balance sheet product mix, and a change in the modelling of the underlying pricing assumptions for administered rate products during the year to reflect current market conditions. This was partially offset by a rise in the volume of fixed rate assets left un-hedged.

Basis risk

Santander UK is exposed to basis risks associated with Bank of England Base Rate, reserve rate linked assets deposited with central banks, the Sterling Overnight Index Average (‘SONIA’) rate, and between LIBOR rates of different terms. Basis risk is measured using a variety of risk measures, including VaR. The VaR measure uses the same VaR methodology as that for the trading book. The Basis Risk VaR at 31 December 2014 was £3m (2013: £8m). It reflects the basis risk exposure between Bank of England Base Rate and LIBOR. The decrease in Basis VaR during 2014 was largely due to the natural evolution of the balance sheet leading to a reduced underlying net basis position.

Inflation and spread risks

The VaR of the portfolios of securities held for liquidity and investment purposes at 31 December 2014 was £5m (2013: £5m). The main risk factors are inflation and spread risk exposures of these positions. These portfolios are regularly stress tested against a variety of historical and hypothetical scenarios. There are limits established against the potential losses estimated by the stress tests that complement the VaR-based limits discussed above. At 31 December 2014, the worst three month stressed loss for these portfolios was estimated to be £218m (2013: £139m) using historic deterministic stress tests. The increase in stressed loss in 2014 was due to more severe stresses being applied to the underlying market risk factors to reflect increased macro-economic uncertainties as well as changes in the composition of the bond portfolio as part of normal liquidity management activities.

100	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Liquidity risk

Liquidity risk is the risk that, although solvent, Santander UK either does not have sufficient liquid financial resources available to meet its obligations as they fall due, or can only secure such resources at excessive cost. The Santander UK Risk Framework splits this into three elements. Firstly, funding or structural liquidity risk, relating to the capacity to raise sufficient liquid resources to meet payments required due to the maturity transformation required to lend long-term, but to fund predominantly through short-term liabilities (such as customer deposits). The second, market liquidity risk, is the risk that assets, held to mitigate the risk of failing to meet obligations as they fall due, which are normally liquid, become illiquid when they are needed. Finally, contingent liquidity risk is the risk that abnormal future events may require a larger than expected amount of liquidity than originally projected.

Primary sources and uses of liquidity

Santander UK is primarily funded by retail deposits. This, together with corporate deposits, forms its commercial bank franchise, which attracts deposits through a variety of entities. More than three quarters of Santander UK’s customer lending is financed by customer deposits, primarily originating from the retail business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships. Additionally, Santander UK has a strong wholesale funding base, which is diversified across product types and geography.

Through the wholesale markets, Santander UK has active relationships with many counterparties across a range of sectors, including banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through asset securitisation and covered bond arrangements and Santander UK’s euro and US dollar medium-term note programmes. The major debt issuance programmes are managed by, and in the name of, Abbey National Treasury Services plc on its own behalf (except for the US commercial paper programme, which is managed by, and in the name of, Abbey National North America LLC, a guaranteed subsidiary of Santander UK plc) and are set out in Note 32 to the Consolidated Financial Statements.

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

Santander UK generates funding on the strength of its balance sheet, its profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries). As a PRA regulated group, Santander UK is expected to satisfy the PRA liquidity requirements on a standalone basis.

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

Annual Report 2014	101

Risk review

Balance sheet management risk

continued

Key risks

Santander UK’s key ongoing liquidity risks are:

Key liquidity risk	Definition

Retail deposit outflows	Risk of retail deposit outflows as Santander UK is seen as a greater credit risk than competitors.

Corporate deposit outflows	Risk of corporate deposit outflows as Santander UK is seen as a greater credit risk than competitors.

Wholesale secured and unsecured liquidity outflows

—  Risk of wholesale unsecured deposits failing to roll over at maturity date.

—  Risk of wholesale secured funding with less liquid collateral failing to roll over at maturity date, or roll over of funding requiring additional highly liquid collateral.

Off balance sheet activities

—  Risk of collateral outflows due to credit rating downgrade of Santander UK. Credit rating downgrades could also result in increased costs or reduced capacity to raise funding.

—  Risk of outflows of collateral owed to counterparties but not yet called.

—  Risk of outflows of collateral due to market movements.

—  Risk of drawdowns on committed facilities based on facility type, and counterparty type and creditworthiness.

Other risks

—  Funding concentrations – risk of outflows recognised against concentration of providers of wholesale secured financing.

—  Intra-day cash flows – risk of shortfall of liquidity required to support intra-day requirements.

—  Intra-group commitments and support – risk of cash in subsidiaries of Santander UK becoming unavailable to the wider Santander UK group and contingent calls for funding from subsidiaries and affiliates.

—  Non-contractual outflows – risk of liquidity outflows required to meet outflows that are non-contractual in nature but necessary in order to support Santander UK’s ongoing business and reputation.

102	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

LIQUIDITY RISK MANAGEMENT

Santander UK manages liquidity risk on a consolidated basis, and has created governance, oversight arrangements, its Liquidity Risk Appetite and associated control framework on this basis. Within this model, and under the PRA’s regulatory liquidity regime, Santander UK and its subsidiaries Abbey National Treasury Services plc and Cater Allen Limited form the Santander UK Defined Liquidity Group (‘DLG’). Under these arrangements, each member of the DLG is liable to support the others in terms of transferring or receiving surplus liquidity in times of stress. Santander UK ensures that liquidity flows between the DLG and other business areas within the Santander UK group are managed efficiently.

Approach to liquidity risk

— Liquidity risks are identified, assessed, managed and encompassed within Santander UK’s Risk Framework.

—  The primary objective of liquidity risk management is to ensure that Santander UK is liquidity risk resilient and compliant with the internal Liquidity Risk Appetite and regulatory requirements. This involves maintaining prudent levels of highly liquid assets, managing potential cash outflows and ensuring that access to funding is available from a diverse range of sources.

—  The Board delegates responsibility for liquidity risk to the CEO. The CEO has in turn delegated the responsibilities for liquidity risk:

–  management to the CFO (who in turn delegates to the Finance Director); and

–  control and oversight to the CRO supported by the CRMO and the Risk Division.

—  Santander UK maintains, as part of its overall liquidity and funding risk management framework, strong operational and management governance that seeks to make the Santander UK strategy as resilient as possible to potential liquidity and funding stresses by structuring the balance sheet in a prudent and sensible way. The framework applies to all aspects of liquidity risk, is in line with the Liquidity Risk Appetite and is monitored on a daily, weekly and monthly basis through different committees and levels of management, including ALCO and the Board Risk Committee. Within liquidity risk management the Finance Director delegates responsibility as follows:

–  Liquidity management to the Head of Liquidity to ensure that the business remains within appetite. Responsibilities include:

–  The proposition of the Liquidity Risk Appetite;

–  The design and maintenance of the Recovery Framework which forms part of Santander UK’s Recovery and Resolution Plan. This includes the governance processes for managing a liquidity stress situation and the actions that would be taken to raise liquidity in order to alleviate the stress;

–  Liquidity regulatory reporting; and

–  The creation and maintenance of the funding plan.

–  Day-to-day operational liquidity management to the Head of Short Term Markets. This encompasses collateral management of highly liquid resources including central bank reserves and intra-day liquidity.

–  All aspects of short and term funding in both secured and unsecured markets to the Director, Funding and Collateral Management delivering Santander UK’s strategic funding requirements in line with its detailed funding plan and risk appetite principles. The Director, Funding and Collateral Management ensures that Santander UK has active involvement in a range of wholesale funding markets ensuring that sources of funding can be maximised and so a conservative level of diversification of the balance sheet across product and average maturity is maintained.

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

Funding profile	Metrics to help control the level of outflow within different maturity buckets.

Intra-day collateral management	To ensure that adequate collateral is available to support Santander UK’s participation in various payment and settlement systems.

Annual Report 2014	103

Risk review

Balance sheet management risk

continued

Strategic funding management

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

Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by and reported monthly to oversight committees and the Board.

Financial adaptability (unaudited)

Santander UK also considers its ability to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. In determining its financial adaptability, Santander UK has considered its ability to:

–	Obtain new sources of finance;
–	Obtain financial support from other Banco Santander group companies; and
–	Continue in business by making reductions in operations or using alternative resources.

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

The Board’s Liquidity Risk Appetite statement is set in the context of principles of liquidity management, by which Santander UK chooses to manage its balance sheet, and the desire to meet or exceed regulatory requirements. The liquidity management principles include:

–	Implementation of a funding structure that is consistent with the composition of the asset base;
–	Maintenance of an appropriate retail deposit base by attracting stable deposits whilst avoiding over reliance on balances for products that have shown a propensity in the past to instability at times of stress;
–	Well-balanced growth of assets and liabilities;
–	Implementation of a funding strategy that:
–	avoids excessive reliance on short-term wholesale funding;
–	attracts sustainable commercial deposits;
–	provides effective diversification in the sources, products and tenor of funding; and
–	complies with internal encumbrance policy;
–	Use of short-term funding to manage short-term commitments and volatility in funding; and
–	Use of long-term funding to provide diversification, manage the liquidity structure of the balance sheet and support liquid resources.

The Liquidity Risk Appetite has been recommended by the CEO and approved by the Board, under advice from the Board Risk Committee. The Liquidity Risk Appetite, within the context of the overall Risk Appetite, is reviewed and approved by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological or business change). This is designed to ensure that the Liquidity Risk Appetite will continue to be consistent with Santander UK’s current and planned business activities.

The CEO, under advice from the Board Risk Committee, approves more detailed allocation of liquidity risk limits. The CRO, supported by the Risk Division (including the CRMO and the Director of Liquidity and Banking Market Risk), is responsible for monitoring the ongoing compliance with the liquidity risk appetite.

In addition to the Liquidity Risk Appetite, Santander UK also complies with regulatory requirements set by the PRA, other regulatory bodies and Banco Santander group standards.

104	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Stress testing (unaudited)

A liquidity stress test framework is in place. This incorporates the current most plausible stress scenario approved as part of the Santander UK Liquidity Risk Appetite. The liquidity outflows that result from this stress test must, in accordance with the Risk Appetite, be fully covered with high quality liquid assets. The outcome of a series of other plausible but less likely stress tests must be covered with a combination of high quality liquid assets, other assets and management actions sanctioned at the appropriate level of governance. These stress tests are run independently by the Risk Division and are as follows:

Activity	Description

Santander UK Liquidity Risk Appetite stress	Comprehensive stress test considering all risk drivers applicable to Santander UK during an idiosyncratic shock experienced during a period of market-wide disruption which results in a loss of confidence in the brand.

Consolidated stress

A severe stress test considering all risk drivers applicable to Santander UK during a protracted period of combined idiosyncratic and market shock resulting in significant ratings actions, outflow of funds and disruption across all main funding markets.

US stress	Stress tests designed to examine the impact of a loss of US investor confidence materially affecting Santander UK’s ability to access US funding markets.

Acute retail stress	Stress tests examining the impact of a loss of retail depositor confidence, leading to significant and acute deposit outflows.

Slow bleed stress	Stress tests designed to examine the impact of a protracted leakage of deposits.

Wholesale stress	A stress test where a loss of corporate and wholesale customer confidence in Santander UK results in a protracted leakage of deposits.

Eurozone stress	A stress test to review the impact of a significant but not severe stress resulting from a deterioration in confidence in the eurozone.

Eurozone severe stress

A stress test considering a more extreme scenario where a significant deterioration in the eurozone economies has a knock-on (or contagion) effect to Santander UK, leading to severe liability outflows and rating agency action.

These stress tests are supplemented with sensitivity analysis and reverse stress testing for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

Annual Report 2014	105

Risk review

Balance sheet management risk

continued

Compliance with internal and regulatory stress tests

During 2014, Santander UK monitored and reported both the PRA Individual Liquidity Guidance (‘ILG’) and the Basel III regime-based liquidity ratios – the Liquidity Coverage Ratio (‘LCR’)(3) and the Net Stable Funding Ratio (‘NSFR’). It is acknowledged though that the exact calculation requirements for each ratio have been evolving over time. Santander UK monitored and managed the LCR ratio during 2014 based upon an internal view, referencing the most recent pronouncements of the EBA. A version of the LCR based upon Basel III requirements is also tracked. Santander UK uses the LCR and NSFR, especially the former, as key reference points as balance sheet plans and funding strategies are developed.

Santander UK reviewed and revised its Liquidity Risk Appetite in 2014, and it was updated to represent the coverage of the current most plausible stress by qualifying liquid resources. The Liquidity Risk Appetite for 2013 has been restated on a consistent basis. The restated 2013 figure can therefore provide a general comparison but changes in the economic and market environment and the composition of the balance sheet provide an additional context for the two sets of figures. The current Santander UK interpretation of the NSFR is also tracked and remained in excess of 100% throughout 2014.

	2014	2014	2013	2013
	Santander UK LRA	EBA LCR	Santander UK LRA	Estimated
	(two month	(revised text	(two month	Basel III LCR
	Santander UK	October 2014) (1)	Santander UK	(revised text
	specific		restated specific	January 2013) (2)
	requirement)		requirement)
	£bn	£bn	£bn	£bn

Eligible liquidity pool	36.6	38.9	30.0	31.8

Asset inflows	0.5	1.0	0.6	0.9

Stress outflows:
Retail and commercial deposit outflows	(5.3)	(7.0)	(4.7)	(6.2)
Wholesale funding and derivatives	(12.8)	(19.0)	(4.4)	(13.8)
Contractual credit rating downgrade exposure	(5.3)	(7.3)	(6.6)	(9.2)
Drawdowns of loan commitments	(2.2)	(3.0)	(2.2)	(2.6)
Other	(1.6)	–	(1.6)	–

Total stress net cash outflows	(26.7)	(35.3)	(18.9)	(30.9)

Surplus	9.9	3.6	11.1	0.9

Liquidity pool as a percentage of anticipated net cash flows	137%	110%	159%	103%

(1)   Takes into account Santander UK’s interpretation of the EU Liquidity Coverage Ratio Delegated Act ((EU) 575/2013).

(2)   Takes into account Santander UK’s interpretation of the Basel III LCR as revised by the Basel Committee in January 2013.

(3)   Non-IFRS measure. See page 355.

106	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

LIQUIDITY POOL

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to mitigate liquidity risk. The size and composition of this portfolio is determined by Santander UK’s Liquidity Risk Appetite and regulatory requirements.

Eligible liquidity pool

The table below shows the carrying value and liquidity value of the eligible liquidity pool held by Santander UK at 31 December 2014 and 2013 and the weighted average carrying value during the year:

	Carrying value		Liquidity value(1)		Weighted average carrying value during the year
	2014	2013	2014	2013	2014	2013
	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks	22.5	26.0	22.5	26.0	24.5	30.9
Government bonds	13.1	4.4	13.1	3.7	5.6	4.4
Supranational bonds and multilateral development banks	1.0	0.1	1.0	0.1	0.9	0.2
Covered bonds	1.8	1.3	1.6	1.2	2.0	0.7
Asset-backed securities	0.5	0.1	0.4	0.1	0.2	0.1
Corporate bonds	–	0.5	–	0.4	0.6	0.8
Equities	0.6	0.4	0.3	0.3	0.8	0.5

	39.5	32.8	38.9	31.8	34.6	37.6

(1)   Liquidity value represents the carrying value with the applicable LCR haircut applied.

The eligible liquidity pool consists of assets which, according to Santander UK’s interpretation at 31 December 2014, are eligible for inclusion in the LCR as high quality liquid assets. Key qualifying criteria are listed below:

–	Government bonds or government-guaranteed bonds but only where the issuer is a central government, central bank, local authority or a regional government of the European Economic Area and other sovereigns subject to minimum credit ratings;
–	Supranational bonds and multilateral development banks subject to minimum credit ratings;
–	Covered bonds subject to minimum credit ratings or RWAs, asset coverage levels, issue size and additional criteria regarding local regulation;
–	Senior tranches of asset-backed securities including RMBSs issued by a European Economic Area country subject to minimum credit ratings, loan-to-value levels, residual weighted average lives and exposure levels;
–	Corporate bonds subject to minimum credit ratings, maximum tenor on issuance and issuance size; and
–	Equity shares listed on major stock indices and subject to type of issuer and minimum price volatility levels.

Santander UK periodically tests the liquidity of the eligible liquidity pool it holds, in accordance with the PRA and Basel requirements to realise a proportion of these assets through repurchase or outright sale to the market. Santander UK ensures that the cumulative effect of its periodic realisation over any twelve month period is that a significant proportion of the assets in its eligible liquidity pool is realised.

In deciding on the precise composition of its eligible liquidity pool, Santander UK ensures that it tailors the contents of the portfolio to the needs of its business and the liquidity risk that it potentially faces. In particular, Santander UK ensures that it holds assets in its eligible liquidity pool which can be realised with the speed necessary to meet its liabilities as they fall due.

In addition to the eligible liquidity pool, Santander UK has access to other unencumbered assets which provide a source of contingent liquidity. A portion of these assets may be realised in a stress scenario to generate liquidity through either repurchase or outright sale to the market.

Balance sheet classification

The classification of the carrying value of the assets in the eligible liquidity pool in the Consolidated Balance Sheet, or their treatment as off-balance sheet at 31 December 2014 and 2013 was as follows:

		On balance sheet				Off balance sheet
	Eligible	Cash and	Trading	Available-for-	Loans and	Collateral
	liquidity	balances at	assets	sale securities	receivables	received/
	pool	central banks			securities	(pledged)
	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2014
Cash and deposits with central banks	22.5	22.5	–	–	–	–
Government bonds	13.1	–	6.3	4.5	–	2.3
Supranational bonds and multilateral development banks	1.0	–	–	1.1	–	(0.1)
Covered bonds	1.8	–	–	2.2	–	(0.4)
Asset-backed securities	0.5	–	–	0.4	0.1	–
Corporate bonds	–	–	–	–	–	–
Equities	0.6	–	3.5	–	–	(2.9)

	39.5	22.5	9.8	8.2	0.1	(1.1)

Annual Report 2014	107

Risk review

Balance sheet management risk

continued

		On balance sheet						Off balance sheet
	Eligible	Cash and	Trading	Available-for-		Loans and		Collateral
	liquidity	balances at	assets	sale securities		receivables		received/
	pool	central banks				securities		(pledged)
	£bn	£bn	£bn	£bn		£bn		£bn

31 December 2013
Cash and deposits with central banks	26.0	26.0	–	–		–		–
Government bonds	4.4	–	3.4	3.1		–		(2.1)
Supranational bonds and multilateral development banks	0.1	–	–	0.1		–		–
Covered bonds	1.3	–	–	1.3		–		–
Asset-backed securities	0.1	–	–	–		0.1		–
Corporate bonds	0.5	–	–	0.5		–		–
Equities	0.4	–	0.6	–		–		(0.2)

	32.8	26.0	4.0	5.0		0.1		(2.3)

Geographical distribution The table below shows the geographical distribution of the carrying value of the eligible liquidity pool at 31 December 2014 and 2013:
		UK	USA	EEA		Other		Total
		£bn	£bn	£bn		£bn		£bn

31 December 2014
Cash and deposits with central banks		18.1	4.4	–		–		22.5
Government bonds(5)		9.2	3.2	0.6	(1)	0.1	(2)	13.1
Supranational bonds and multilateral development banks(6)		–	0.5	0.5		–		1.0
Covered bonds(7)		0.3	–	1.4		0.1		1.8
Asset-backed securities(8)		0.3	–	0.2		–		0.5
Corporate bonds(9)		–	–	–		–		–
Equities		0.4	–	0.1		0.1		0.6

		28.3	8.1	2.8		0.3		39.5

31 December 2013
Cash and deposits with central banks		21.1	4.9	–		–		26.0
Government bonds(5)		1.8	1.9	0.4	(3)	0.3	(4)	4.4
Supranational bonds and multilateral development banks(6)		–	–	0.1		–		0.1
Covered bonds(7)		0.4	–	0.9		–		1.3
Asset-backed securities(8)		0.1	–	–		–		0.1
Corporate bonds(9)		0.5	–	–		–		0.5
Equities		0.2	–	–		0.2		0.4

		24.1	6.8	1.4		0.5		32.8

(1)   Consists of Germany

(2)   Consists of Switzerland

(3)   Consists of Denmark, Germany and European Investment Bank

(4)   Consists of Japan and Canada

(5)   Consists of AAA rated bonds of £13.1bn (2013: £2.6bn) and AA+ to AA- rated bonds of £nil (2013: £1.8bn)

(6)   Consists of A- or above rated bonds of £1.0bn (2013: £0.1bn)

(7)   Consists of A- or above rated bonds of £1.8bn (2013: £1.3bn)

(8)   Consists of AA- or above rated bonds of £0.5bn (2013: £0.1bn)

(9)   Consists of A+ bonds of £nil (2013: £0.5bn)

Currency analysis

The table below shows the carrying value of the eligible liquidity pool by major currencies at 31 December 2014 and 2013:

		US Dollar	Euro	Sterling		Other		Total
		£bn	£bn	£bn		£bn		£bn

31 December 2014		9.6	1.4	28.3		0.2		39.5

31 December 2013		7.5	0.6	24.0		0.7		32.8

108	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Composition of the eligible liquidity pool

The allocation of the carrying value of the assets in the eligible liquidity pool for LRA, PRA and LCR purposes at 31 December 2014 and 2013 was as follows:

	Eligible	Of which	Of which	Of which LCR-eligible
	liquidity	LRA	PRA
	pool	eligible	eligible	Level 1	Level 2A	Level 2B
	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2014
Cash and deposits with central banks	22.5	20.8	20.8	22.5	–	–
Government bonds	13.1	13.1	12.6	13.1	–	–
Supranational bonds and multilateral development banks	1.0	1.0	1.0	1.0	–	–
Covered bonds	1.8	1.8	–	1.4	0.4	–
Asset backed securities	0.5	0.5	–	–	–	0.5
Corporate bonds	–	–	–	–	–	–
Equities	0.6	–	–	–	–	0.6

	39.5	37.2	34.4	38.0	0.4	1.1

31 December 2013
Cash and deposits with central banks	26.0	24.9	24.9	26.0	–	–
Government bonds	4.4	4.4	4.4	4.4	–	–
Supranational bonds and multilateral development banks	0.1	0.1	–	0.1	–	–
Covered bonds	1.3	1.3	–	–	1.3	–
Asset backed securities	0.1	0.1	–	–	0.1	–
Corporate bonds	0.5	0.5	–	–	–	0.5
Equities	0.4	–	–	–	–	0.4

	32.8	31.3	29.3	30.5	1.4	0.9

Liquidity developments in 2014 (unaudited)

2014 was characterised by steadily improving sentiment regarding the UK and US economies. Confidence in the eurozone economies has been slow to recover and remains volatile. In addition, overall investor sentiment continued to strengthen. A developing trend towards the search for enhanced yield and increased risk appetite was observed through the year.

During 2014, Santander UK benefited from low wholesale, unsecured and secured MTF rates and increased confidence both in the UK banking sector and wider economic environment. This allowed a beneficial mix of MTF to be issued in line with funding plans.

Throughout 2014, Santander UK continued to maintain a strong liquidity position and a conservative balance sheet structure as well as robust risk management controls to monitor and manage the levels of the eligible liquidity pool and encumbrance. The eligible liquidity pool continued to significantly exceed wholesale funding of less than one year, with a coverage ratio of 171% at 31 December 2014 (2013: 155%). The change in the ratio (which is expected to be volatile due to the management of normal short term business commitments) was driven by an increase in eligible liquidity pool assets by £6.7bn to £39.5bn at 31 December 2014 (2013: £32.8bn) offset by an increase in wholesale funding with a residual maturity of less than one year of £1.9bn to £23.1bn at 31 December 2014 (2013: £21.2bn), due partly to the timing of secured funding maturities. In addition, the LCR was 110%(1) at 31 December 2014 (2013: 103%(1)).

(1) Non-IFRS measure. See page 355.

Annual Report 2014	109

Risk review

Balance sheet management risk

continued

FUNDING STRATEGY AND STRUCTURE (unaudited)

Santander UK’s funding strategy continues to be based upon the maintenance of a conservatively structured balance sheet. The majority of Santander UK’s funding is sourced from customer deposits; the balance is sourced from a mix of secured and unsecured funding in wholesale markets. This strategy avoids an over-reliance on wholesale funds, both medium and short-term, whilst at the same time ensuring that sources of funding are not overly concentrated in relation to one particular product. Santander UK maintains checks and controls to limit the level of asset encumbrance from secured funding operations.

A key source of funding for Santander UK is its significant base of stable retail and corporate deposits. Santander UK leverages its large and diverse customer base to offer products that provide a long term sustainable source of funding through an emphasis on the building of long term relationships. Of total core retail customer liabilities, in excess of 90% are covered by the FSCS.

Behavioural maturities

The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Santander UK group across an extensive customer base, both numerically and by depositor type. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, whilst they may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of stress.

Santander UK models behaviour profiles using our experience of historical customer behaviour. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds in connection with newly originated business prior to a customer contracting to an alternative product or service offered by Santander UK or by a competitor.

The quality of retail, commercial and wholesale deposits continues to be enhanced. Across all customer segments, Santander UK aims to deepen customer relationships and so lengthen the contractual and behavioural profile of the liability base. In Retail Banking, this has been complemented by market leading products such as the 1l2l3 World offering.

Deposit funding

The table below shows customer loans, customer deposits and the loan-to-deposit ratio for Santander UK, as well as for the business divisions, at 31 December 2014 and 2013. Retail Banking and Commercial Banking activities are largely funded by customer deposits with the remaining funded with long-term debt and equity (including funding secured against customer loans and advances). The data for the business divisions excludes accrued interest. The data for Santander UK includes accrued interest but excludes repurchase agreements and reverse repurchase agreements, as described in the ‘Key Performance Indicators’ section.

	Customer	Customer	Loan-to-
	loans	deposits	deposit ratio
	£bn	£bn	%

2014
Retail Banking	158.5	129.6	122
Commercial Banking	18.7	15.3	122
Corporate & Institutional Banking	5.2	2.3	226
Corporate Centre	8.3	5.2	160

Total customer loans and deposits	190.7	152.4
Adjust for: fair value loans, loan loss reserves, accrued interest and other	(2.0)	1.2

Statutory loans and advances to customers/deposits by customers(1)	188.7	153.6
Less: repurchase agreements and reverse repurchase agreements	(0.2)	(0.5)

Total(2)	188.5	153.1	124

2013
Retail Banking	155.6	123.2	126
Commercial Banking	17.0	13.8	123
Corporate & Institutional Banking	5.1	2.6	196
Corporate Centre	9.4	6.8	138

Total customer loans and deposits	187.1	146.4
Adjust for: fair value loans, loan loss reserves, accrued interest and other	(2.5)	0.8

Statutory loans and advances to customers/deposits by customers(1)	184.6	147.2
Less: repurchase agreements and reverse repurchase agreements	–	(0.9)

Total(2)	184.6	146.3	126

(1)   Customer loans and deposits as disclosed in Notes 18 and 29 to the Consolidated Financial Statements respectively.

(2)   Total loan-to-deposit ratio calculated as loans and advances to customers (excluding reverse repurchase agreements) divided by deposits by customers (excluding repurchase agreements).

110	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

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

Maturity profile of wholesale funding

The table below shows Santander UK’s primary wholesale funding sources, excluding securities financing repurchase and reverse repurchase agreements. The tables are prepared taking into account foreign exchange rates at issue and scheduled repayments, and do not reflect the final contractual maturity of the funding.

	Not more	Over 1	Over 3	Over 6	Over 9	Sub-total	Over 1	Over 2	Over 5	Total
	than	but not	but not	but not	but not	less than	but not	but not	years
	1 month	more than	more than	more than	more than	1 year	more than	more than
		3 months	6 months	9 months	12 months		2 years	5 years
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

2014
Deposits by banks	0.9	0.9	0.1	–	–	1.9	–	–	–	1.9
(non-customer deposits)
CDs and Commercial Paper	2.0	4.4	1.2	0.4	0.1	8.1	0.2	–	–	8.3
Senior unsecured	–	–	0.2	–	0.9	1.1	0.6	4.7	2.5	8.9
– public benchmark
– privately placed	–	0.1	0.1	0.3	0.1	0.6	2	1.7	0.7	5
Covered bonds	–	0.7	2.1	–	–	2.8	2.5	5.2	7.2	17.7
Securitisation and Structured	2.5	0.1	2.9	1.1	1.1	7.7	6.6	4.6	0.7	19.6
Issuance
Subordinated liabilities	0.1	–	–	0.8	–	0.9	–	1.3	2.6	4.8

Total at 31 December 2014	5.5	6.2	6.6	2.6	2.2	23.1	11.9	17.5	13.7	66.2
Of which:
– secured	2.5	0.8	5	1.1	1.1	10.5	9.1	9.8	7.9	37.3
– unsecured	3.0	5.4	1.6	1.5	1.1	12.6	2.8	7.7	5.8	28.9

2013
Deposits by banks	0.1	1.2	–	–	–	1.3	–	–	–	1.3
(non-customer deposits)
CDs and Commercial Paper	1.9	2.2	1.6	0.4	0.5	6.6	–	–	–	6.6
Senior unsecured	–	0.8	1.5	–	1.0	3.3	1.1	2.4	0.7	7.5
– public benchmark
– privately placed	0.1	0.2	0.2	0.1	0.3	0.9	0.6	0.7	0.7	2.9
Covered bonds	–	–	1.3	0.1	–	1.4	2.8	6.0	6.8	17.0
Securitisation and Structured
Issuance	1.2	0.3	1.7	3.2	1.3	7.7	7.1	9.7	1.4	25.9
Subordinated liabilities	–	–	–	–	–	–	–	0.1	4.4	4.5

Total at 31 December 2013	3.3	4.7	6.3	3.8	3.1	21.2	11.6	18.9	14.0	65.7
Of which:
– secured	1.2	0.3	3.0	3.3	1.3	9.1	9.9	15.7	8.2	42.9
– unsecured	2.1	4.4	3.3	0.5	1.8	12.1	1.7	3.2	5.8	22.8

Annual Report 2014	111

Risk review

Balance sheet management risk

continued

Currency composition of wholesale funds

Where term funding is raised in foreign currencies, cross currency matched swaps are used to convert the foreign currency into sterling. Where short-term deposits are raised in US dollars or Euros, these are used to purchase eligible liquidity pool assets, place funds at the Federal Reserve or swapped into sterling. At 31 December 2014 and 2013, the proportion of wholesale funding by major currencies was as follows:

	Sterling %	US Dollar %	Euro %	Other currencies %
31 December 2014
Deposits by banks (non-customer deposits)	7	77	16	–
CDs and Commercial Paper	19	64	17	–
Senior unsecured – public benchmark	10	43	45	2
– privately placed	18	13	66	3
Covered bonds	32	–	67	1
Securitisation and Structured Issuance	40	30	29	1
Subordinated liabilities	71	26	–	3

	31	27	41	1

31 December 2013
Deposits by banks (non-customer deposits)	9	90	1	–
CDs and Commercial Paper	17	65	16	2
Senior unsecured – public benchmark	13	41	43	3
– privately placed	40	16	34	10
Covered bonds	29	–	70	1
Securitisation and Structured Issuance	35	33	31	1
Subordinated liabilities	62	27	8	3

	31	28	39	2

Reconciliation of wholesale funding to the balance sheet

The table below presents a reconciliation of wholesale funding to the balance sheet at 31 December 2014 and 2013.

		Balance sheet line item
	Funding analysis	Deposits by banks		Deposits by customers	(2)	Debt securities in issue	Financial liabilities at fair value	Trading liabilities		Subordinated liabilities	Share capital and other equity instruments	(4)
	£bn	£bn		£bn		£bn	£bn	£bn		£bn	£bn
31 December 2014
Deposits by banks (non-customer deposits)	1.9	–		–		–	–	1.9		–	–
CDs and Commercial Paper	8.3	–		–		8.0	0.3	–		–	–
Senior unsecured – public benchmark	8.9	–		–		8.9	–	–		–	–
– privately placed	5.0	–		–		2.5	2.5	–		–	–
Covered bonds	17.7	–		–		17.7	–	–		–	–
Securitisation and Structured Issuance	19.6	4.8		0.5		14.1	–	0.2		–	–
Subordinated liabilities	4.8	–		–		–	–	–		3.7	1.1

Total wholesale funding	66.2	4.8		0.5		51.2	2.8	2.1		3.7	1.1
Repos	8.4	–		–		–	–	8.4		–	–
Foreign exchange and hedge accounting	0.7	–		–		0.6	–	–		0.1	–
Other	8.4	3.4	(1)	–		–	–	4.8	(3)	0.2	–

Balance sheet total	83.7	8.2		0.5		51.8	2.8	15.3		4.0	1.1

31 December 2013
Deposits by banks (non-customer deposits)	1.3	–		–		–	–	1.3		–	–
CDs and Commercial Paper	6.6	–		–		5.8	0.8	–		–	–
Senior unsecured – public benchmark	7.5	–		–		7.5	–	–		–	–
– privately placed	2.9	–		–		0.3	2.6	–		–	–
Covered bonds	17.0	–		–		17.0	–	–		–	–
Securitisation and Structured Issuance	25.9	5.5		0.9		19.5	–	–		–	–
Subordinated liabilities	4.5	–		–		–	–	–		3.9	0.6

Total wholesale funding	65.7	5.5		0.9		50.1	3.4	1.3		3.9	0.6
Repos	12.8	–		–		–	–	12.8		–	–
Foreign exchange and hedge accounting	0.9	–		–		0.8	–	–		0.1	–
Other	10.7	3.2	(1)	–		–	–	7.2	(3)	0.3	–

Balance sheet total	90.1	8.7		0.9		50.9	3.4	21.3		4.3	0.6

(1)	Principally consists of items in the course of transmission and other deposits. See Note 28 to the Consolidated Financial Statements.
(2)	Included in the balance sheet total of £153,606m (2013: £147,167m).
(3)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 30 to the Consolidated Financial Statements.
(4)	Consists of £35m (2013:£300m) fixed/floating rate non-cumulative callable preference shares, £297m (2013: £297m) step-up callable perpetual reserve capital instruments and £800m (2013: £nil) perpetual capital securities. See Note 38.

112	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

In addition to deposit and wholesale funding, Santander UK has access to the following UK Government schemes:

i) Funding for Lending Scheme (‘FLS’)

This Bank of England and HM Treasury scheme is designed to boost lending to UK households and non-financial companies, by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to the net lending to the UK non-financial sector over a specified period. The FLS allows participants to borrow UK Treasury bills in exchange for eligible collateral during a drawdown window. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

ii) Contingent Term Repo Facility (‘CTRF’)

The CTRF provides short-term liquidity to the market through monthly auctions and using eligible collateral as security. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

iii) Indexed Long-Term Repo (‘ILTR’)

These Bank of England operations are aimed at banks, building societies and broker-dealers with a predictable need for liquid assets. The Bank of England offers funds via an ILTR operation once each calendar month, normally with a six-month maturity. Participants are able to borrow using eligible collateral as security. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

Funding developments in 2014 (unaudited)

Our overall funding strategy is to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. As part of this strategy, Santander UK raises funding in a number of currencies, including US dollars and euro, and converts these back into sterling to fund its commercial assets which are largely sterling denominated.

In keeping with the pattern of new issuance in 2013, the focus of new issuance in 2014 was in the unsecured markets. In total, we issued six public US dollar unsecured securities and one public euro unsecured security. In addition to the unsecured issuance, we issued residential mortgage-backed securities and two benchmark Sterling covered bonds, forms of financing that permit us to benefit from our prime UK mortgage assets. The improvement in market sentiment over the medium term continued in 2014. The wholesale funding markets that we operate in, whilst subject to some limited short term volatility, continued to be stable, offering us economically viable sources of funding. This stable market backdrop allowed us to continue to have a more balanced mix of wholesale unsecured and secured new issuance than in recent years. Overall, the cost of wholesale funding continued to fall due to the replacement of expensive MTF maturities with lower cost new issuance in the now more stable capital markets environment.

In 2014, our MTF issuance was £12.9bn (2013: £6.6bn). In June and December 2014, respectively, £500m and £300m of Perpetual Capital Securities were issued to our immediate parent holding company, which issued similar securities to Banco Santander, S.A. In addition, £2.2bn of Treasury bills were drawn under the FLS.

Maturities in 2014 were approximately £14.4bn (2013: £15.4bn). At 31 December 2014, 65% (2013: 68%) of wholesale funding had a maturity of greater than one year, with an overall residual duration for wholesale funding of 40 months (2013: 40 months).

During 2014, our continuing strategy of building closer customer relationships through the 1I2I3 World retail offering created additional current account liabilities that further strengthened this stable funding source. At the same time, the level of less stable retail and corporate instant access accounts reduced as a constituent of the funding mix.

Term issuance (audited)

In 2014, the majority of Santander UK’s term issuance was in unsecured format, consistent with the issuance strategy in 2013. During the year, term issuance (sterling equivalent) comprised:

	Sterling	US Dollar	Euro	Total	Total
	£bn	£bn	£bn	2014 £bn	2013 £bn
Securitisations	0.9	0.9	–	1.8	1.7
Covered bonds – privately placed	–	–	–	–	0.8
– publicly placed	1.0	–	1.2	2.2	0.5
Structured notes	0.1	0.2	0.1	0.4	0.4
Senior unsecured – privately placed	–	0.2	2.8	3.0	0.2
– public benchmark	0.5	2.6	1.6	4.7	2.1
Subordinated debt	0.8	–	–	0.8	0.9

Total gross issuances	3.3	3.9	5.7	12.9	6.6

Annual Report 2014	113

Risk review

Balance sheet management risk

continued

Encumbrance

The ability to pledge assets is an integral part of a financial institution’s operations, and includes asset securitisation or related structured funding, the pledging of collateral to support the use of payment/settlement systems, and entering into derivatives, securities repurchase agreements and securities borrowing arrangements. An asset is encumbered if it has been pledged as collateral against an existing liability, and as a result is no longer available to secure funding, satisfy collateral needs or be sold to reduce potential future funding requirements.

Santander UK carries out a number of activities which lead to asset encumbrance, including:

–	Entering into securitisation, covered bonds, and re-purchase agreements, including central bank funding programmes, to gain access to medium and long-term funding;
–	Entering into short-term funding transactions, including re-purchase agreements, reverse re-purchase agreements and stock borrowing transactions to support trading strategies;
–	Participating in payment and settlement systems; and
–	Posting collateral as part of OTC and exchange-traded derivatives activity.

Santander UK monitors the mix of secured and unsecured funding sources within its funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations. Santander UK’s most significant source of encumbrance is the use of its mortgage portfolio to raise funds via securitisation, covered bonds or other structured borrowing. Santander UK ensures that it controls the level of encumbrance arising from these activities by establishing a minimum acceptable level of unencumbered assets that must be available after taking account of future funding plans, whether assets can be used for future collateral needs, the impact of potential stress conditions and the current level of encumbrance. Santander UK also ensures that its secured funding activities are not structurally subordinating its liabilities.

On-balance sheet encumbered and unencumbered assets

	2014				2013
		Unencumbered assets				Unencumbered assets
	Encumbered	Readily	Other	Total	Encumbered	Readily	Other	Total
	assets	realisable		assets	assets	realisable		assets
	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	318	22,244	–	22,562	315	26,059	–	26,374
Trading assets	15,086	802	5,812	21,700	12,123	1,548	8,623	22,294
Derivative financial instruments	–	–	23,021	23,021	–	–	20,049	20,049
Financial assets designated at fair value	8	2,100	773	2,881	–	2407	340	2,747
Loans and advances to banks	122	–	1,935	2,057	129	–	2,218	2,347
Loans and advances to customers	56,851	106,683	25,157	188,691	58,960	106,767	18,860	184,587
Loans and receivables securities	–	118	–	118	160	931	10	1101
Available-for-sale securities	1,527	7,417	–	8,944	897	4,108	–	5,005
Macro hedge of interest rate risk	–	–	963	963	–	–	769	769
Interests in other entities	–	–	38	38	–	–	27	27
Intangible assets	–	–	2,187	2,187	–	–	2,335	2,335
Property, plant and equipment	–	–	1,624	1,624	–	–	1521	1521
Current tax assets	–	–	–	–	–	–	114	114
Deferred tax	–	–	–	–	–	–	16	16
Retirement benefit assets	–	–	315	315	–	–	118	118
Other assets	–	–	876	876	–	–	882	882

	73,912	139,364	62,701	275,977	72,584	141,820	55,882	270,286

(1)	Encumbered cash and balances at central banks represent minimum cash balances required to be maintained with central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks represent amounts held at central banks as part of the Santander UK group’s liquidity management activities.

At 31 December 2014, only £73.9bn (2013: £72.6bn) of Santander UK’s assets were encumbered which primarily related to funding secured against loans and advances to customers, and cash collateral included within trading assets, posted to satisfy margin requirements on derivatives.

Unencumbered assets classified as readily realisable include cash and securities held in the eligible liquidity pool as well as additional unencumbered assets which provide a source of contingent liquidity. Whilst these additional unencumbered assets are not relied upon in Santander UK’s Liquidity Risk Appetite, in stress conditions a portion may be utilised to generate liquidity through use as collateral for secured funding or through outright sale.

Unencumbered assets not classified as readily realisable consist primarily of derivatives and loans and advances to customers. Loans and advances to customers are only classified as readily realisable if they are already in a form such that they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles and collateral pre-positioned at central banks and available for use in secured financing transactions. All other loans and advances are conservatively classified as not readily realisable; however a proportion would be suitable for use in secured funding structures.

114	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Encumbrance of customer loans and advances

Santander UK has provided prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through its mortgage-backed and other asset-backed funding programmes, as described in Note 19 to the Consolidated Financial Statements. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral for funding purposes in other Bank of England, Swiss National Bank, and US Federal Reserve facilities) and other asset-backed notes. Santander UK also has an established covered bond programme, whereby securities are issued to investors and are guaranteed by a pool of ring-fenced residential mortgages.

At 31 December 2014, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £32,373m (2013: £37,247m), including gross issuance of £4,023m (2013: £2,962m) and redemptions of £8,440m (2013: £9,917m). At 31 December 2014, a total of £14,373m (2013: £14,599m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £6,444m at 31 December 2014 (2013: £7,559m), or for creating collateral which could in the future be used for liquidity purposes.

2014 compared with 2013 (unaudited)

The level of encumbrance arising from external issuance of securitisations and covered bonds decreased in 2014 as planned, reflecting both the overall reduction in wholesale funding and the desire to shift new wholesale funding issuance away from the secured markets where possible. It is expected that the overall level of encumbrance will continue to decrease in 2015, albeit at a slower pace than in 2014.

Annual Report 2014	115

Risk review

Balance sheet management risk

continued

CREDIT RATINGS (unaudited)

Contractual credit rating downgrade exposure (cumulative cash flow)

	Cumulative cash outflow
At 31 December 2014	One-notch downgrade £bn	Two-notch downgrade £bn
Securitisation derivatives	3.3	4.1
Contingent liabilities and derivatives margining	2.6	3.0

Total contractual funding or margin requirements	5.9	7.1

	Cumulative cash outflow
At 31 December 2013	One-notch downgrade £bn	Two-notch downgrade £bn
Securitisation derivatives	4.1	5.6
Contingent liabilities and derivatives margining	3.5	3.9

Total contractual funding or margin requirements	7.6	9.5

On 3 February 2015, the ratings agency Standard & Poor’s (‘S&P’) placed on CreditWatch with negative implications the long-term ratings of Santander UK and many other banks in the UK, Germany and Austria, including those of our main UK peers. CreditWatch with negative implications highlights S&P’s opinion regarding the potential direction of a rating. These rating actions followed S&P’s review of government support in countries which had fully implemented the EU’s Bank Recovery and Resolution Directive. S&P’s view is that there is a reduced likelihood of extraordinary government support being made available to UK banks in the future.

Given the rating action by S&P is part of a wider review of the banking sector it is not expected to have a material impact on our business.

116	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Capital risk (unaudited)

Santander UK adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. This approach operates within the Board-approved Risk Appetite, and takes into account the commercial environment in which Santander UK operates, management’s strategy for each of its material risks and the potential impact of adverse scenarios and stresses on the capital position. Details of Santander UK’s objectives, policies and processes for managing capital can be found in Note 46 to the Consolidated Financial Statements.

Capital risk is the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Whilst Santander UK is part of the wider Banco Santander group, Santander UK plc is incorporated in the UK, regulated by the PRA and does not benefit from parental guarantees and operates as an autonomous subsidiary. As such, responsibility for the management, control and assurance of capital risk lies with the Board and, when applicable, certain subsidiary boards. The Board delegates day-to-day responsibility for capital risk to the CEO.

The Capital Risk Framework, reviewed by the Board annually, describes the high level arrangements for identifying, assessing, managing and reporting capital risk.

Scope of Santander UK’s capital adequacy

Santander UK is a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the PRA (as a UK authorised bank) and the Banco de España (as a member of the Banco Santander group). The ECB commenced supervision of the Banco Santander group in November 2014 as part of the Single Supervisory Mechanism (‘SSM’).

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

Santander UK has applied Banco Santander, S.A.’s approach to capital measurement and risk management in its implementation of CRD IV. As a result, Santander UK has been classified as a significant subsidiary of Banco Santander, S.A. at 31 December 2014. Further information on the CRD IV risk measurement of Santander UK’s exposures is included in Banco Santander, S.A.’s Pillar 3 report.

Santander UK Group Holdings Limited became the holding company of Santander UK plc with effect from 10 January 2014. From this date, Santander UK Group Holdings Limited became the head of the Santander UK group for regulatory capital and leverage purposes. The basis of consolidation used for capital-related disclosures in this document reflects the Santander UK plc group, which corresponds to the basis of consolidation of the financial statements.

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

Annual Report 2014	117

Risk review

Balance sheet management risk

continued

CAPITAL RISK MANAGEMENT

The key elements of Santander UK’s capital management are:

Approach to Capital Risk

—

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

—

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

—

Decisions on the allocation of capital resources are conducted as part of Santander UK’s strategic planning process based on the relative returns on capital using both economic and regulatory capital measures.

—

Santander UK also defines management actions in the event that an extremely severe period of stress threatens its viability and solvency. These include, but are not limited to: suspension of disbursements; divestment of assets; selective reduction in new business activity and capital issuances.

Santander UK manages its capital based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The regulatory capital position at 31 December 2014 is based on the CRD IV rules, which implement Basel III in the EU and came into force on 1 January 2014. Regulatory capital demand is quantified for credit, trading market, banking market, operational, pension obligation and securitisation risk in accordance with PRA requirements. Santander UK produces and shares with the PRA its ICAAP document, which can result in the PRA advising the firm of an amount and quality of capital (Pillar 2A) it considers the firm should hold in addition to Pillar 1 to meet the overall financial adequacy rule. At 31 December 2014, the PRA’s Pillar 2A guidance to Santander UK was 3.6% of RWAs, of which 2.0% (56% of Pillar 2A) should be met by CET 1 capital from 1 January 2015.

Capital regulation developments in 2014 (unaudited)

The Bank of England, acting through the FPC, undertook a review of the leverage ratio during 2014, the results of which were published on 31 October 2014. It recommended that a minimum leverage ratio requirement should be set at 3%, with additional supplementary leverage and countercyclical leverage ratio buffers to be held. These buffers would be set equal to 35% of the risk-weighted systemic buffer and countercyclical buffer respectively. This framework will supersede the current supervisory expectation that a 3% leverage ratio is maintained.

The Basel Committee on Banking Supervision also produced a range of proposals for revisions to the capital treatment of trading book market risk, operational risk, credit risk standardised approaches and capital floors. These proposals have the potential to significantly impact the measurement of RWAs for these risk types. In addition, the European Banking Authority is continuing to develop and finalise a range of Regulatory Technical Standards which extend the CRD IV rules.

CAPITAL MANAGEMENT AND RESOURCES

Key capital ratios

The calculations of capital are prepared on a basis consistent with Santander UK’s regulatory filings at 31 December 2014, following the adoption of CRD IV with effect from 1 January 2014. The amounts presented for 31 December 2013 have been prepared on a consistent basis, to aid comparability, as described above. Ratios are calculated by taking the relevant capital resources as a percentage of RWAs.

The table below summarises Santander UK’s capital ratios under CRD IV:

	2014%	2013%	(1)
CET 1 capital ratio	11.9	11.6
Total capital ratio	17.9	17.1

(1)	Non-IFRS measure. See page 355.

118	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Regulatory capital resources

The table below analyses the composition of Santander UK’s regulatory capital resources. The calculations reflect the amounts prepared on a basis consistent with Santander UK’s regulatory filings at 31 December 2014, following the adoption of CRD IV with effect from 1 January 2014. The amounts presented for 31 December 2013 have been prepared on a consistent basis, to aid comparability. The amounts presented for 2013 have not been adjusted to reflect the adoption of IFRIC 21, as set out in Note 1 to the Consolidated Financial Statements. The adjustment would not have had a material effect on Santander UK’s regulatory position.

	2014 £m	2013 £m (1)
Common Equity Tier 1 (‘CET 1’) capital instruments and reserves:
– Capital instruments and related share premium accounts	8,725	8,725
– Retained earnings	4,056	3,307
– Accumulated other comprehensive income and other reserves	273	(116)

CET 1 capital before regulatory adjustments	13,054	11,916

CET 1 regulatory adjustments:
– Additional value adjustments	(101)	(75)
– Intangible assets (net of tax)	(2,174)	(2,319)
– Fair value reserves related to gains or losses on cash flow hedges	(262)	110
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(484)	(544)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(17)	(25)
– Deferred tax assets that rely on future profitability excluding temporary differences	(11)	–
– Defined benefit pension fund assets	(249)	(94)

Total regulatory adjustments to CET 1	(3,298)	(2,947)

CET 1 capital	9,756	8,969

Additional Tier 1 (‘AT1’) capital instruments:
– Capital instruments and the related share premium accounts	800	–
– Amounts of qualifying items and related share premium accounts subject to phase out from AT1	1,066	1,298

AT1 capital before regulatory adjustments	1,866	1,298

Total regulatory adjustments to AT1	–	–

AT1 capital	1,866	1,298

Tier 1 capital	11,622	10,267

Tier 2 capital instruments:
– Capital instruments and related share premium accounts	1,819	1,767
– Amounts of qualifying items and related share premium accounts subject to phase out from Tier 2	1,253	1,253

Tier 2 capital before regulatory adjustments	3,072	3,020

Total regulatory adjustments to Tier 2	–	–

Tier 2 capital	3,072	3,020

Total capital	14,694	13,287

(1)	Non-IFRS measure. See page 355.

Total regulatory capital consists of:

CET 1 capital instruments and reserves

Capital instruments and related share premium accounts comprise ordinary share capital of £3,105m (2013: £3,105m) and share premium of £5,620m (2013: £5,620m). Also included within CET 1 capital before regulatory adjustments are retained earnings of £4,056m (2013: £3,307m) and other reserves of £273m (2013: deduction of £116m), as per the Consolidated Balance Sheet.

Annual Report 2014	119

Risk review

Balance sheet management risk

continued

CET 1 regulatory adjustments

CET 1 regulatory adjustments represent adjustments to capital and reserves attributable to ordinary shareholders required under CRD IV. The adjustments applicable to Santander UK are as follows:

–	Additional value adjustments: Prudent valuation adjustments of £101m (2013: £75m) assessed using a PRA-defined approach.
–	Intangible assets: Goodwill and intangible assets of £2,174m (2013: £2,319m) net of deferred tax of £22m (2013: £16m) represent goodwill arising on the acquisition of businesses and certain capitalised computer software costs.
–	Fair value reserves relating to gains or losses on cash flow hedges: Gains on cash flow hedges of £262m (2013: £110m loss) which have been recognised in reserves.
–	Negative amounts resulting from the calculation of regulatory expected loss amounts: Excess expected losses deduction of £484m (2013: £544m) representing the difference between expected loss calculated in accordance with Santander UK’s Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and impairment loss allowances calculated in accordance with IFRS. Santander UK’s accounting policy for impairment loss allowances is set out in Note 1 to the Consolidated Financial Statements. Regulatory expected losses are calculated using risk parameters based on either through-the-cycle or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date.
–	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing: This consists of a debit valuation adjustment of £28m (2013: £29m) relating to changes in OTC derivatives and changes in liabilities designated at fair value through profit and loss of £11m (2013: £4m) relating to changes in Santander UK’s own credit risk.
–	Deferred tax assets that rely on future probability excluding temporary differences: Removal of deferred tax assets of £11m (2013; £nil)
–	Defined benefit pension fund assets: Removal of the defined benefit pension scheme assets of £249m (2013: £94m) net of deferred tax of £66m (2013: £24m).

AT1 capital instruments

AT1 capital consists of preference shares and innovative/hybrid Tier 1 securities. All such instruments issued by the Santander UK group prior to 1 January 2014 do not fully meet the CRD IV requirements for AT1 capital which became effective on that date. These instruments are subject to transitional phase out provisions under CRD IV which restrict their recognition as capital. The £800m Perpetual Capital Securities issued in 2014 meet the CRD IV AT1 rules and are fully recognised as AT1 capital.

Tier 2 capital

Tier 2 capital consists of fully CRD IV eligible Tier 2 instruments and ‘grandfathered’ Tier 2 instruments whose capital recognition is subject to CRD IV transitional phase out provisions.

A reconciliation of Core Tier 1 capital at 31 December 2013, calculated in accordance with the PRA rules in force at that date, and CET 1 capital calculated in accordance with the CRD IV rules which came into force on 1 January 2014 is set out below:

31 December 2013 £m

Core Tier 1 capital – PRA rules	9,680
CRD IV adjustments to Core Tier 1:
– Excess of regulatory expected losses over impairment losses	(335)
– Defined benefit pension adjustment	(310)
– Other(1)	(66)

CET 1 capital – CRD IV rules	8,969

(1)	Other adjustments to Core Tier 1 capital include the effect of additional valuation adjustments, deferred tax, securitisation and unrealised losses on available-for-sale securities.

120	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Movements in regulatory capital

Movements in regulatory capital during the years ended 31 December 2014 and 2013 are set out below. The calculations are prepared on a basis consistent with Santander UK’s regulatory filings at 31 December 2014, following the adoption of CRD IV with effect from 1 January 2014. The amounts presented for 2013 have been prepared on a consistent basis, to aid comparability, as described above.

	2014 £m	2013 £m (1)

CET 1 capital
Opening amount	8,969	9,302
Contribution to CET 1 for the year:
– Increase in retained earnings	679	(5)
– Increase in opening reserves due to prior period restatement	70	–
– Increase/(decrease) in comprehensive income	389	(134)
– Decrease in additional value adjustments	(26)	–
– (Increase)/decrease in intangible assets (net of tax)	145	(10)
– (Increase)/decrease in fair value reserves related to gains and losses on cash flow hedges	(372)	110
– Decrease in negative amounts resulting from the calculation of regulatory expected loss amounts	60	15
– Gain on liabilities valued at fair value resulting from changes in own credit standing	8	(19)
– (Increase)/decrease in defined benefit pension fund assets	(155)	382
– (Increase)/decrease in deferred tax assets that rely on future profitability excluding timing differences	(11)	–
Regulatory adjustments applied to CET 1 in respect of amounts subject to pre-CRR treatment
– Amounts to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre-CRR	–	39
Basel II to CRD IV impact	–	(711)

Closing amount	9,756	8,969

AT1 capital
Opening amount	1,298	1,901
– Increase/(decrease) in capital instruments and related share premium accounts	800	(512)
–Decrease in amount of qualifying items and related share premium amounts subject to phase out from AT1	(232)	(10)
Basel II to CRD IV impact	–	(81)

Closing amount	1,866	1,298

Tier 2 capital
Opening amount	3,020	2,756
– Decrease/(increase) in capital instruments	52	735
– Increase in qualifying items subject to phase out from Tier 2	–	22
Basel II to CRD IV impact	–	(493)

Closing amount	3,072	3,020

Total regulatory capital	14,694	13,287

2014 compared to 2013 (unaudited)

The changes in CET 1 capital reflect movements in ordinary share capital, share premium, and profits for the years ended 31 December 2014 and 2013 after adjustment to comply with the PRA’s rules. Santander UK complied with the PRA’s capital adequacy requirements during the years ended 31 December 2014 and 2013.

During the year ended 31 December 2014, CET 1 capital increased by £787m to £9,756m. This was largely due to profits for the year of £1,110m, less an interim ordinary dividend approved of £487m. During 2014, the increase in AT1 capital was due to the issuance of £800m Perpetual Capital Securities to Santander UK plc’s immediate parent company as set out in Note 38 to the Consolidated Financial Statements.

During the year ended 31 December 2013, CET 1 capital decreased by £333m to £8,969m, comprising an increase in Core Tier 1 capital of £378m combined with a decrease of £711m from the impact of moving from Basel II Core Tier 1 to CRD IV CET 1.

(1) Non-IFRS measure. See page 355.

Annual Report 2014	121

Risk review

Balance sheet management risk

continued

Regulatory Leverage – using PRA definition

The Basel III and CRD IV rules include proposals for the use of a leverage ratio as a backstop measure to risk-based capital ratios. The methodology for calculation of the leverage ratio has continued to evolve, with the Basel Committee in January 2014 producing a revised definition of the exposure measure in the ‘Basel III leverage ratio framework and disclosure requirements’ document.

The PRA has requested that UK banking groups disclose leverage ratios using a methodology based on the January 2014 Basel Committee framework for exposure measurement, and an end-point definition of Tier 1 capital at 31 December 2014.

The table below presents the Santander UK group leverage ratio calculated using the approach requested by the PRA. This is the same as the leverage ratio for the Santander UK Group Holdings Limited prudential consolidation group. The position at 31 December 2013 below has been restated to reflect the same basis as that used for the presentation of the position at 31 December 2014. Santander UK exceeded the proposed minimum 3% leverage ratio at 31 December 2014 and 2013.

	2014 £m	2013 £m

Regulatory exposure	276,296	272,084
End-point Tier 1 capital	10,556	9,037
PRA end-point Tier 1 leverage ratio	3.8%	3.3%

The Basel leverage ratio framework requires certain adjustments to be made to total assets per the consolidated balance sheet to arrive at regulatory exposure for leverage purposes. A reconciliation of total assets per the consolidated balance sheet to the regulatory exposure for leverage purposes at 31 December 2014 and 2013 is as follows:

	2014 £m	2013 £m

Total assets per consolidated balance sheet	275,977	270,286
Derivatives netting adjustment and potential future exposure	(14,385)	(11,367)
Securities financing current exposure add-on	2,275	1,963
Removal of IFRS netting	2,036	2,085
Commitments calculated in accordance with Basel Committee Leverage Framework	13,299	12,114
CET 1 regulatory adjustments	(2,906)	(2,997)

	276,296	272,084

The adjustments are as follows:

–	Derivatives netting and potential future exposure: Where derivative netting is allowed in the calculation of regulatory risk weights for derivatives, this is also allowed for the purposes of the leverage ratio. This is partially offset by the inclusion of the potential future exposure as used in the calculation of regulatory RWAs for derivatives.
–	Securities financing current exposure add-on: An add-on for securities financing transactions to reflect current exposure is included for the purposes of the leverage ratio.
–	Removal of IFRS netting: Where netting of assets and liabilities is permitted under IFRS, this is removed for the purposes of the leverage ratio.
–	Commitments calculated in accordance with Basel Committee Leverage Framework: The gross value of undrawn commitments is added to total assets for leverage purposes after applying regulatory credit conversion factors.
–	CET 1 regulatory adjustments: Where assets are deducted from CET 1, they can be deducted from total assets for the purposes of the leverage ratio.

122	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Risk-weighted assets (‘RWAs’)

The tables below analyse the composition of Santander UK’s RWAs. The calculations reflect the amounts prepared on a basis consistent with Santander UK’s regulatory filings at 31 December 2014, following the adoption of CRD IV with effect from 1 January 2014. The amounts presented for 2013 have been prepared on a consistent basis to aid comparability. The amounts presented for 31 December 2013 have not been adjusted to reflect the adoption of IFRIC 21, as set out in Note 1 to the Consolidated Financial Statements. The adjustment would not have had a material effect on Santander UK’s regulatory position.

RWAs by risk	2014 £bn	2013 £bn
Credit risk	66.3	61.1
Counterparty risk	5.1	4.8
Market risk	4.3	4.8
Operational risk	6.6	7.0

	82.3	77.7

RWAs by division	2014 £bn	2013 £bn
Retail Banking	38.4	36.3
Commercial Banking	19.9	17.0
Corporate & Institutional Banking	16.8	16.5
Corporate Centre	7.2	7.9

	82.3	77.7

A reconciliation of RWAs at 31 December 2013, calculated in accordance with the PRA rules in force at that date, and calculated in accordance with the CRD IV rules which came into force on 1 January 2014 is set out below:

31 December 2013 £bn
Pillar 1 RWAs – PRA rules	75.2
CRD IV adjustments to RWAs:
– Securitisation	1.1
– Counterparty Risk and Other(1)	1.4

RWAs – CRD IV rules	77.7

(1)	The counterparty risk adjustments to RWAs include credit valuation adjustment, central counterparty clearing, asset value correlation, operational risk and changes to credit risk from provision treatment and SME risk weight reduction.

RWAs by division may be further analysed into the balance sheet amount, the equivalent regulatory exposure measured under the standardised and IRB approaches, the risk-weighting applied to those regulatory exposures, and the resulting RWAs calculated, as follows:

The main differences between Santander UK’s balance sheet amounts and its regulatory exposures are as follows:

–	For Retail Banking and for Commercial Banking and Corporate Centre customer assets, the regulatory exposure is larger than the balance sheet amount as the regulatory exposure includes unutilised credit facilities, which are adjusted for using a credit conversion factor (‘CCF’).
–	For counterparty risk, the regulatory exposure is smaller than the balance sheet amount as regulatory exposures for repurchase, reverse repurchase, securities financing and derivative transactions are calculated net of any associated collateral and netting agreements.
–	For liquid assets, the regulatory exposure is smaller than the balance sheet amount as the regulatory exposure for reverse repurchase transactions are calculated net of collateral received.
–	For other assets, the regulatory exposure is smaller than the balance sheet amount as the regulatory exposure for derivatives hedging debt issuances is calculated net of any associated collateral and netting agreements.
–	Intangible assets are deducted from capital resources and therefore no regulatory exposure is recognised.

Santander UK applies Basel III to the calculation of its capital requirement. In addition, Santander UK applies the Retail IRB and AIRB approaches to its credit portfolios. Residential lending capital resources requirements include securitised residential mortgages.

Retail Banking RWAs increased by £2.1bn to £38.4bn reflecting growth in both mortgages and unsecured lending, as well as a small increase in the average mortgage risk weight. Commercial Banking RWAs increased by £2.9bn to £19.9bn (2013: £17.0bn) reflecting growth in customer loans and a recalibration of risk models. RWAs in Corporate & Institutional Banking increased £0.3bn to £16.8bn (2013: £16.5bn) in line with customer loan growth and RWAs in Corporate Centre declined by £0.7bn to £7.2bn (2013: £7.9bn) reflecting the reduction in customer loans.

Operational Risk RWAs are calculated using the standardised approach based on three year average income, with the reduction in RWAs of £0.4bn to £6.6bn (2013: £7.0bn) due to a reduction in the average during the period. Market Risk RWAs reduced £0.5bn to £4.3bn (2013: £4.8bn) in the year due to position changes, market movements and updates to risk models. Counterparty Risk RWAs have increased by £0.3bn to £5.1bn (2013: £4.8bn) in line with balance sheet exposures in derivatives and securities financing transactions.

Annual Report 2014	123

Risk review

Balance sheet management risk

continued

In the following table, regulatory exposure represents the EAD calculated in accordance with CRR and related PRA supervisory statements. EAD for customer loans includes unutilised credit facilities and is adjusted for a credit conversion factor. EAD for repurchase, reverse repurchase, securities financing and derivative transactions are calculated net of any associated collateral and are adjusted for regulatory changes and potential future exposure adjustments (‘PFE’) where applicable.

		Regulatory exposure			Risk-weighting applied			RWAs
	Balance	Standardised	IRB	Total	Standardised	IRB	Total	Standardised	IRB	Total
	sheet	approach	approach		approach	approach		approach	approach
	£bn	£bn	£bn	£bn	%	%	%	£bn	£bn	£bn
2014
Retail Banking
– Secured lending	150.1	0.2	159.2	159.4	50.0	15.3	15.3	0.1	24.3	24.4
– Unsecured lending	8.4	5.8	7.1	12.9	77.6	63.4	69.8	4.5	4.5	9.0
– Operational risk	–	–	–	–	–	–	–	5.0	–	5.0

Commercial Banking
– Customer assets	18.7	11.7	11.4	23.1	95.7	71.1	83.5	11.2	8.1	19.3
– Operational risk	–	–	–	–	–	–	–	0.6	–	0.6

Corporate & Institutional Banking
– Credit risk	5.2	4.9	4.4	9.3	93.9	56.8	76.3	4.6	2.5	7.1
– Counterparty risk	29.9	2.8	5.7	8.5	57.1	52.6	54.1	1.6	3.0	4.6
– Market risk(1)	–	–	–	–	–	–	–	4.1	–	4.1
– Operational risk	–	–	–	–	–	–	–	1.0	–	1.0

Corporate Centre
– Customer assets(2)	8.3	1.4	8.5	9.9	64.3	11.8	19.2	0.9	1.0	1.9
– Counterparty risk	–	–	–	–	–	–	–	–	0.2	0.2
– Eligible liquid assets(3)	30.9	29.0	–	29.0	–	–	–	–	–	–
– Market risk(1)	–	–	–	–	–	–	–	0.2	–	0.2

Intangible assets and securitisation deductions	2.2	–	–	–	–	–	–	–	–	–

Other assets(4)	22.3	8.8	2.8	11.6	42.0	42.9	42.2	3.7	1.2	4.9

	276.0	64.6	199.1	263.7				37.5	44.8	82.3

2013
Retail Banking
– Secured lending	148.1	0.2	157.3	157.5	77.1	14.5	14.5	0.1	22.8	22.9
– Unsecured lending	7.5	4.8	6.5	11.3	78.2	65.1	70.8	3.8	4.2	8.0
– Operational risk	–	–	–	–	–	–	–	5.4	–	5.4

Commercial Banking
– Customer assets	17.0	9.3	10.6	19.9	86.0	78.3	81.9	8.0	8.3	16.3
– Operational risk	–	–	–	–	–	–	–	0.7	–	0.7

Corporate & Institutional Banking
– Credit risk	5.1	4.1	4.2	8.3	100	54.8	77.4	4.1	2.3	6.4
– Counterparty risk	27.6	3.5	4.6	8.1	52.2	56.5	54.7	1.8	2.6	4.4
– Market risk(1)	–	–	–	–	–	–	–	4.8	–	4.8
– Operational risk	–	–	–	–	–	–	–	0.9	–	0.9

Corporate Centre
– Customer assets(2)	9.4	2.0	9.1	11.1	77.2	21.5	31.5	1.5	2.0	3.5
– Eligible liquid assets(3)	31.5	28.1	–	28.1	–	–	–	–	–	–
– Counterparty risk	–	–	–	–	–	–	–	0.5	–	0.5

Intangible assets & securitisation deductions	2.3	–	–	–	–	–	–	–	–	–

Other assets(4)	21.8	7.0	3.6	10.6	42.2	26.4	36.8	3.0	0.9	3.9

	270.3	59	195.9	254.9				34.6	43.1	77.7

(1)	Market risk RWAs are determined using both the internal model-based and standardised approaches. See the Market risk section of the Risk Review.
(2)	Largely comprise social housing.
(3)	Include reverse repurchase agreements collateralised by eligible sovereign securities.
(4)	The balance sheet amounts of other assets have not been allocated segmentally, although the RWAs have been allocated to Corporate Centre. The RWAs cover credit risk, market risk and operational risk.

124	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Pension risk (unaudited)

Pension risk is the risk to Santander UK caused by its contractual or other liabilities to, or with respect to, a pension scheme (whether established for its employees, those of a related company or otherwise). It is also the risk that a company will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation or because the company considers that it should do so for some other reason.

Pension risk is one of the key risks that Santander UK faces. It arises principally from Santander UK’s role as a sponsor of the Santander (UK) Group Pension Scheme (the ‘Scheme’), a defined benefit scheme, to the extent that the Scheme’s assets do not fully match the timing and amount of the Scheme’s liabilities due to the uncertainty of future investment returns and the projected value of the Scheme’s liabilities. For instance, deterioration in the funding valuation position can result in a requirement to make material contributions to eliminate deficits, as mentioned above. Alternatively, changes in the accounting position can impact on capital ratios.

Key risk factors that affect pension risk include interest rates, inflation, credit spreads, investment performance, longevity of Scheme members and other demographic risks as well as changes in the regulatory environment. Santander UK manages its risk as a sponsor of the Scheme using a framework covering risk appetite articulation, risk reporting, monitoring and stress testing within the agreed governance structure.

Approach to pension risk
—

The assets of the Scheme are held separately from the assets of Santander UK. The trustees of the Scheme have the ultimate responsibility for the investment strategy of the Scheme’s assets and maintain a Statement of Investment Principles that is agreed with Santander UK.

Responsibility for investment and hedging decisions within the Scheme has been delegated to the Santander UK Common Investment Fund that is managed by the Santander (CF Trustee) Board (jointly referred to as the ‘Common Fund’). The Common Fund has two independent trustees, one member-nominated trustee and four directors selected by Santander UK. The Santander (CF Trustee) Board meets on a monthly basis and is the primary forum for Santander UK and the trustees to propose, discuss, analyse and agree investment and risk management strategies within the Scheme. The Strategic Pensions Committee help the CEO and CFO to discharge their primary executive responsibility and delegated responsibility, respectively, for pensions.

—

Within the wider Risk Framework, Santander UK has articulated a Pension Risk Appetite. Pension risk is monitored on a monthly basis and reported on a regular basis to the Risk Management Committee, Executive Risk Committee, Operational Pensions Committee and the Strategic Pensions Committee. In the event of a Pension Risk Appetite trigger being exceeded, it is reported to the Executive Risk Committee, Board Risk Committee and to the Board. Senior management will then decide if any remedial action is necessary, which will then be discussed with the trustees.

—

A number of risk metrics are used in the management of pension risk. Regular risk reporting includes VaR measurement carried out at a 95% confidence level over a one-year time horizon using industry standard modelling techniques, attribution of VaR to market risk factors, forward-looking, historic and ad-hoc stress testing scenarios and risk factor sensitivities and risk appetite utilisation.

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

Pension developments in 2014 (unaudited)

During 2014, the risk profile of the Scheme remained stable with the focus on positive performance of the assets relative to liabilities, whilst managing volatility through hedging a proportion of the liabilities with bond assets and derivatives. Santander UK seeks the right balance of the reward for the risk undertaken and manage the impact of the pension risk arising from market movements via portfolio management and hedging. Consistent with previous years, the Scheme was managed within the risk triggers and limits.

During 2014, the accounting position of the Scheme improved by £670m to a surplus of £156m, attributable to positive asset returns as well as a net gain of £218m that arose from scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangements. In addition, the latest triennial Trustee funding valuation at 31 March 2013 was agreed. Following this, an updated schedule of deficit funding contributions was agreed with the Scheme Trustee. The new funding valuation and contribution schedule did not have a significant impact on VaR and stress loss metrics.

Further information on Santander UK’s pension obligations, including the current asset allocation and sensitivity to key risk factors can be found in ‘Critical Accounting Policies’ in Note 1 and in Note 36 to the Consolidated Financial Statements.

Annual Report 2014	125

Risk review

Operational risk (unaudited)

Operational risk is the risk of direct, or indirect, loss to Santander UK resulting from inadequate or failed internal processes, people and systems, or from external events. As operational risk is inherent in the processes Santander UK operates, in order to provide services to customers and generate profit for investors, an objective of operational risk management is not to eliminate operational risk altogether, but to manage the risk within an acceptable level, taking into account the cost/benefits of risk optimisation. When operational risks materialise, they can have not only immediate financial consequences for Santander UK, but also an effect on its business objectives, customer service and regulatory responsibilities. Examples of operational risks include fraud, process failures, system downtime or damage to assets due to fire or flood.

Operational Risk Framework

The Operational Risk Framework represents the operating model and explains how Santander UK controls and manages its operational risks within the appetite agreed by the Board and helps everyone understand their responsibilities. It is a core component of the overall Risk Framework and facilitates the ongoing identification, assessment, management and reporting of operational risk, to ensure that Santander UK manages its risks at all times in line with its business objectives and within its risk appetite. Santander UK’s priority is to identify and optimise the risk of loss wherever appropriate, irrespective of whether losses have materialised. Measurement of the risk contributes to the establishment of priorities in operational risk management.

Operational risk management and tools

The following table sets out the key operational risk management tools:

Key tools	Description

Scenario analysis

Santander UK performs scenario analysis of the most significant operational risk exposures in the processes and activities within business areas. Each business area has a set of scenarios that is reviewed and refreshed on an annual basis, taking into account changes to the business’ risk profile, the operating environment of the business and potential breaches of the Risk Appetite. The analysis provides insight into low frequency, high impact events, and allows management to better understand the potential impacts and remediate issues by:

–  Identifying the events that would cause most damage from a financial, regulatory or reputational perspective;

–  Ensuring that remedial actions are taken where control and assurance around a scenario is not sufficient; and

–  Facilitating the assessment of capital adequacy.

Operational risk assessments	Business units identify and assess their operational risks to ensure they are being effectively managed and controlled, and aligned to Santander UK’s risk appetite with any actions prioritised.

Key risk indicators and key control indicators

Key indicator performance is monitored against tolerances and trigger points that prompt an early warning to potential exposures, whilst the creation of mitigation strategies help address potential concerns. Indicator metrics are used to provide insight into Santander UK’s changing risk profile and are also used to assess the performance of key controls.

Loss data collection and incident management

Loss data capture and analysis processes exist to capture all operational risk loss events. The data is used to identify and correct control weaknesses using root cause analysis to identify emerging themes, prevent or reduce the impacts of recurrence, and inform risk and control assessments, scenario analysis and risk reporting. Escalation of single or aggregated events to senior management and appropriate committees is determined by threshold breaches.

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

Where appropriate, insurance products are utilised to complement existing risk mitigation measures.

126	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Key risks

Santander UK manages its key operational risks in the interests of all its stakeholders, responding to critical developments both within Santander UK and in the environment in which it operates. Risk events and any required changes to management controls are reported through the governance structure. These key risks are set out in the table below:

Key risks	Description

Cyber-attack

Cyber-attacks refer to the risks involving electronic storage, communication networks and infrastructure, and may fall under the general categories of cyber-crime, sabotage, data leakage or espionage. Cyber-attack methods and targets change rapidly and are increasing in frequency and sophistication. Santander UK works closely with other financial organisations, government bodies and security specialists to constantly review and improve operational resilience, share intelligence and deploy preventative measures in a timely manner, and continues to focus investment on technology and process control improvements and education programmes to reduce cyber risk and enhance data security.

Supplier risk

Supplier risk is the risk of reductions in earnings and/or value, through financial or reputational loss associated with the failure of a service or goods provision by a third party organisation. Santander UK has arrangements with Banco Santander group companies (including the provision of IT infrastructure, software development and banking operations) and external outsourced service providers. A comprehensive supplier risk management and control policy applies to the management of all suppliers contracted by Santander UK to provide services or goods. Santander UK uses written service level agreements with these entities that include key service performance metrics. Santander UK works closely with outsourced service providers via the application of appropriate processes and procedures designed to ensure the business resilience of critical services.

Fraud risk

Fraud risk is the risk of reductions in earnings and/or value through activities such as theft, corruption, conspiracy, embezzlement, money laundering, bribery and extortion. Santander UK has continued to invest in staff education and improved external and internal fraud detection and prevention systems, in order to counter the increasing threat of financial crime. The introduction of sophisticated internet fraud prevention solutions and use of mandatory identification numbers for payments has reduced the risk of fraudulent account takeovers by organised criminals, enhancing our customer identification protocols in a customer-friendly manner. The fraud prevention functions continually monitor emerging fraud trends and losses on a case-by-case basis. Action plans are formulated and tracked to ensure root causes have been identified and effective remediation conducted.

Annual Report 2014	127

Risk review

Operational risk (unaudited)

continued

Capital and modelling

Santander UK applies the standardised approach for Pillar 1 operational risk capital requirements. In addition, an internal model has been developed to assess the Pillar 2 capital requirements. In 2014, we further enhanced our approach to the statistical modelling of operational risk losses developing an improved engine which is now aligned with the CRD IV advanced measurement approach.

Operational loss profile

The following table sets out the major categories of Santander UK’s operational risk loss profile in 2014 and 2013. The operational loss categories in the chart reflect the CRD IV loss event type classification, although within the Santander UK Risk Framework the responsibility for management of some of these risks may fall within other risk types (for example, conduct, regulatory and legal risk). The figures and volumes quoted reflect the loss data collection and categorisation policies in place at 31 December 2014.

	2014		2013
	£m	Volume	£m	Volume

Internal Fraud	1	788	3	1,318
External Fraud	20	121,976	24	163,272
Employment Practices and Workplace Safety	1	118	1	183
Clients, Products, and Business Practices	127	113,496	170	121,363
Damage to Physical Assets	–	8	1	66
Business Disruption and Systems Failures	–	155	–	1,892
Execution, Delivery, and Process Management	22	544,434	22	614,610

	171	780,975	221	902,704

Operational risk developments in 2014 (unaudited)

During 2014, the majority of Santander UK’s £171m (2013: £221m) of operational risk losses arose within the clients, products and business practices category. These principally represented redress payouts (excluding related costs) on the sales of PPI products. Additional conduct provisions were made in 2014 as the number of PPI claims have not reduced in line with previous expectations. See Note 35 to the Consolidated Financial Statements for more information. As a consequence, the operational risk losses were greater than we had originally anticipated in setting our 2014 forecasts and associated risk limits.

A revised Operational Risk Framework was approved in January 2014. To support the delivery of this revised framework a phased Operational Risk Transformation Programme (‘ORTP’) running through to 2016 has been developed. Included within the ORTP are significant developments in the key components of Operational Risk Assessments, scenario analysis, key risk indicator monitoring, change assessments and loss/incident data collection, all of which build on the work undertaken during the Santander UK-wide cultural risk change initiative programmes to strengthen and further embed a risk management culture. The key operational risk indicators, defined as part of Operational Risk Appetite, are monitored on a monthly basis and escalated to the Board Risk Committee when they exceed certain pre-agreed thresholds.

128	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Conduct risk (unaudited)

Conduct risk is the risk that the Santander UK’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that the Santander UK group fails to hold to and maintain high standards of market integrity. As part of this risk definition, the following sub-types have been identified:

Key risks	Description

Product risk	The risk that Santander UK puts on sale products and services that do not meet customer needs.

Sales risk	The risk that Santander UK sells unsuitable products and services to customers or provides insufficient information to allow customers to make an informed decision.

Post sales &	The risk that Santander UK does not:
servicing risk	– Have robust processes and systems, resulting in poor customer outcomes;
– Communicate properly with its customers after-sale and creates unreasonable barriers for customers; or
– Work appropriately with customers in financial difficulty resulting in poor and/or unsustainable outcomes.

Culture risk	The risk that Santander UK does not sustain a culture where success is achieved by being Simple, Personal, and Fair to its customers.

Santander UK also aligns these sub-types under the operational risk category ‘Clients, Product & Business Practices’.

Santander UK considers conduct risk to be a primary risk type and takes a forward-looking approach to managing the risk in alignment with the Conduct Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

The Conduct Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of conduct risk. It is the operation of, and outputs from, these risk management activities that enable Santander UK to manage conduct risk exposures. Business units are required to manage their activities in accordance with the principles and guidelines set out in the Conduct Risk Framework, together with those detailed in the Santander UK Risk and Operational Risk Frameworks.

Key business decisions, including product approval, business strategy developments and conduct related remediation programmes are monitored and reported through formal governance committees.

Approach to conduct risk

—

Santander UK takes a robust and pro-active approach to managing conduct risk in accordance with the Conduct Risk Framework and has embedded the key principles necessary for managing conduct risk effectively in its strategy of being Simple, Personal and Fair to its customers. The approach is supported by ‘the Santander Way’, a cultural programme which defines the values that are expected throughout the organisation.

—

In line with other banks, Santander UK has undertaken a series of activities to enhance the management of its conduct risks, which culminated in the Conduct Risk Programme. This has focused on the development of four key elements: Risk Framework and Policy, Products, Governance and Reporting, and Culture. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. In particular, enhancements continue to be made to the product governance and underlying sales processes to ensure that new products are appropriately designed and sold, with risks of customer detriment having been considered and mitigated prior to launch.

—

The Santander UK conduct risk appetite defines the type and level of:

–  Inherent conduct risk (Low – Medium) that Santander UK is willing and able to accept in the pursuit of its strategic objectives, as expressed in business plans;

–  Residual conduct risk (Minimal) that Santander UK is willing to tolerate in the pursuit of its strategic objectives; and

–  The principles of business that Santander UK will adopt in order to manage its business to a minimal tolerance for the residual risk.

The Conduct Risk Appetite is accompanied by an inherent conduct risk matrix, which articulates the business model features associated to different level of inherent conduct risk.

Annual Report 2014	129

Risk review

Conduct risk developments in 2014 (unaudited)

During 2014, the Conduct Risk Strategy programme strengthened the Conduct Risk Management Framework through enhanced reporting and monitoring, and clearer consideration of conduct risk in material business decisions. Work continues to embed this fully within Retail Banking, as well as to adapt and fully align the framework to the market integrity objective and to apply it within Commercial Banking, and Corporate & Institutional Banking businesses.

With respect to the provisions for conduct remediation, the remaining provision for PPI redress and related costs amounted to £129m at 31 December 2014, which included £95m of additional provisions made in 2014. The additional provisions were taken following a recent review of claims activity, which indicated that claims are expected to continue for longer than originally anticipated. Monthly redress costs, including pro-active customer contact, decreased to an average of £11m per month, compared to a monthly average of £18m in 2013. Excluding pro-active customer contact, the average redress costs in the fourth quarter of 2014 were £7m per month. The high proportion of invalid complaints also continued.

Non-PPI related conduct provisions amounted to £162m at 31 December 2014, which included a net £45m of additional provisions taken in 2014, relating to existing remediation activities and an additional provision taken principally for wealth and investment products. The Card Protection Plan (‘CPP’) conduct issue (relating to the industry remediation exercise for the identity and card protection products sold by Card Protection Plan Ltd, of which Santander was one of a number of partners) has been closed, with only exceptional claims remaining. The interest hedging products conduct issue (relating to the sale of interest hedging products primarily to SME customers) continues to be managed down and a modest provision has been released in the period.

Details of Santander UK’s provision for conduct remediation, including sensitivities, are set out in Note 35 to the Consolidated Financial Statements. Further information on conduct remediation provision sensitivities is set out in ‘Critical accounting policies and Areas of Significant Management Judgement’ in Note 1 to the Consolidated Financial Statements.

130	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Regulatory risk (unaudited)

Regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules. Santander UK seeks to ensure it fully meets all its regulatory obligations.

Regulatory risk arises principally from the potential non-adherence to specific regulations and the requirements of the following regulators and their rules and guidance:

–	FCA, including Anti-Money Laundering and Anti-Bribery Regulations;
–	PRA;
–	Information Commission Officer;
–	Lending Standards Board;
–	Financial Ombudsman Service (‘FOS’);
–	Advertising Standards Authority;
–	Competition and Markets Authority (‘CMA’);
–	Finance and Leasing Association; and
–	Payment Systems Regulator.

Approach to regulatory risk

—

Santander UK takes compliance with regulatory requirements seriously and manages its arrangements in accordance with the Regulatory Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

—

The Regulatory Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of regulatory risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage regulatory risk exposures.

—

All Business Units are expected to manage their team activities and processes in accordance with the principles and guidelines in the Regulatory Risk Framework, the Santander UK Risk Framework and the Operational Risk Framework.

—

Key regulatory developments are monitored and reported through formal governance committees. Reporting captures all material regulatory reviews and investigations and upstream regulatory developments, as well as tracking the status of, and trends in key regulatory relationships.

Regulatory risk developments in 2014 (unaudited)

There are a number of legislative and regulatory developments both in the UK and abroad going through consultation and implementation processes, which may impact Santander UK’s approach to regulatory risk. Key developments at varying stages of the UK regulatory consultation process which are expected to have a significant impact include the implementation of ring-fencing and new accountability regimes (senior managers and certification regimes) following the passing of the Banking Reform Act in 2013.

In addition, there were a number of UK regulatory developments in 2014. The most significant were the implementation of the Mortgage Market Review and the transfer of consumer credit regulation from the OFT to the FCA, both of which became effective in April 2014. Santander UK managed these changes and has in a place a robust approach to identifying, assessing, managing and reporting any additional risks emerging from the new requirements. As reported at the half year, Santander UK was fined £12m by the FCA in March 2014 in relation to historic investment advice failings. The fine was covered by an existing provision. Whilst no material levels of mis-selling were identified, Santander UK agreed to undertake a customer contact and redress exercise to relevant customers.

Further information on regulatory developments is set out in ‘Risk Factors’ section.

Annual Report 2014	131

Risk review

Legal risk (unaudited)

Legal risk is the risk of an impact arising from legal deficiencies in Santander UK’s contracts, its failure to take appropriate measures to protect its assets, its failure to manage legal disputes appropriately or its failure to assess or implement the requirements of a change in law.

Legal risk arises from the following main sources:

–	Documentation used for our customer business: inadequate, incomplete or inaccurate documentation may not protect the interests of either Santander UK or our customers;
–	Failure to ensure that Santander UK’s security interests are registered: a failure to properly register a legal charge, such as a mortgage, or other security interest, will leave Santander UK exposed; and
–	The pace of regulatory change: which may result in failure to be compliant with new laws in their entirety on the date they come into force.

Approach to legal risk

—

Santander UK takes a robust approach to managing legal risk in accordance with the Legal Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework, which includes the core principles of risk management and control activities.

—

The Legal Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of legal risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage legal risk exposures within the tolerances outlined in the Santander UK Risk Appetite statement.

—

All Business Units are expected to manage their team activities and processes in accordance with the principles and guidelines in the Legal Risk Framework, the Santander UK Risk Framework and the Operational Risk Framework.

Santander UK continues to monitor, assess and respond to developments concerning legal requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions.

Legal risk developments in 2014 (unaudited)

Effective management of legal risk continued and was expanded throughout 2014 as it remained a key area of focus. The scale and pace of regulatory change continued to be a challenge together with other related changes in the law. As noted under regulatory risk, key regulatory developments were regularly identified, assessed, managed and reported in line with Santander UK’s Risk Framework. The key risk indicator of ‘aggregated value at risk of all managed legal claims’ remained stable during the year, at a level well below the threshold triggers and represented a significant reduction on the average 2013 levels.

132	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Strategic risk (unaudited)

Strategic risk is the risk of not achieving the strategic business plan due to strategic decisions taken or the inability to respond to changes in the business environment.

Strategic risk can conceptually arise from the following main sources:

–	An incomplete evidence base on which to base our decisions regarding the current and future operating conditions including the macroeconomic and regulatory environment, changing customer expectations, actions by competitors, and rapid technological change.
–	A partial view of our own capabilities, positioning in the market place, and / or of our ability to implement our chosen strategy.

Effective management of strategic risk is central to Santander UK maintaining its market share, revenues and returns to our shareholders.

Approach to strategic risk

—

Key risks are discussed and managed on a regular basis through Santander UK’s governance structure including the Executive Committee and Board, the Board Risk Committee and the Executive Risk Committee. As part of this, management assesses relevant information across the whole business which may highlight either risks to the implementation of Santander UK’s strategy.

—

There is a detailed planning cycle centred on three year financial plans, performed once a year. It sets out Santander UK’s objectives in detailed plans which also take account of the likely business and regulatory environment, and are subject to business plan testing to ensure that Santander UK stays within our Risk Appetite. As part of this process, we also conduct deep dives into specific business areas where appropriate to articulate and define our strategy in this particular area and determine how it relates to Santander UK’s wider strategy.

—

We strive to reduce risks by having a clear strategic framework in place (for more detail please refer to the Strategic Report). This framework maps our principal stakeholders (Employees, Customers, Shareholders and Communities) and measures our progress towards the goal of becoming the best bank for our stakeholders. We aim to achieve this through the ‘Santander Way’, which centres on building a bank that is simple, personal and fair in how it treats its people, cares for its customers, serves its shareholders and supports its communities.

—

We have developed specific targets and key performance indicators (‘KPIs’) that underpin this framework and help measure our progress against our strategic priorities. Management reviews the KPIs and tracks their performance against clear targets, and routinely reports on how we perform against them. Deviations from expected values or targets are analysed to ascertain the underlying causes and explore potential mitigants. We also monitor a wide range of external economic and market metrics and reporting, and internal financial, regulatory and business measures to track changes in the operating environment and our business performance.

Strategic risk developments in 2014 (unaudited)

Risks to banks’ strategies continued in 2014, as factors such as regulatory, economic and to some degree political uncertainty, technological change and the emergence of new bank business models challenged the industry. Regulatory initiatives including the implementation of UK bank ‘ring-fencing’ legislation, the recently announced market investigation by the Competition and Markets Authority, and other macro-prudential, micro-prudential and conduct-related announcements continued to affect banks’ operating environment.

During 2014, we made continued progress towards achieving our strategic objectives (see the Strategy Report 2014). Our strategic model, with its customer focus and low risk approach, helps us respond to the above challenges and meet our strategic goals.

Annual Report 2014	133

Risk review

Reputational risk (unaudited)

Reputational risk is the risk of brand damage and potential financial loss if Santander UK fails to meet stakeholders’ expectations of its conduct and performance. Stakeholders include colleagues, customers, clients, shareholders, investors, rating agencies, regulators, media, special interest and consumer groups, and the general public. Reputational risk encompasses negative reaction not only to activities which may be illegal or against regulations, but also to activities that may not be fully aligned to society’s standards, values and expectations.

Reputational risk arises from a wide variety of causes, including:

–	How we conduct our customer business: and the way in which clients to whom we provide financial services, and bodies who represent Santander UK, conduct themselves.
–	Failures in corporate governance or management: past, present or potential non-performance or non-compliance.
–	How we conduct our business or how business activities are conducted in the banking and financial industry: the actual or perceived manner in which Santander UK or other participants in the financial services industry conduct themselves.

Approach to reputational risk

—

Santander UK rigorously manages risks that may affect its reputation and which may in turn detract from its ability to achieve its strategic objectives. Reputational considerations are built into all the key risk and issue assessment tools, and the governance structure provides the vehicle through which these considerations are addressed.

—	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard Santander UK’s reputation are established by the Board and its committees.

—

Reputational risk is managed by every member of staff and is covered by policies and guidelines. There is a clear structure of committees and individuals charged with mitigating reputational risk, with the objective of ensuring that all decision-making includes an evaluation of the reputational risk and that, where material risk is identified, it is managed at the appropriate level of seniority and in a timely way.

—

Every member of staff is responsible for managing the reputational risk associated with their decisions and actions. The implementation of Simple, Personal, Fair: The Santander Way, which is Santander UK’s framework for how we do business, encourages colleagues to speak up if they encounter decisions or behaviours which are not in keeping with Santander UK’s purpose and values, and promotes a more open culture conducive to the identification, assessment, management and reporting of risks.

—

Reputational risks can also arise from environmental, social and governance issues, as a consequence of operational risk events and as a result of employees acting in a manner inconsistent with Santander UK’s values. Reputational risk may also cause damage to Santander UK’s image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be socially, ethically or environmentally damaging. As part of the Banco Santander group, we comply with the Equator Principles (see www.equator-principles.com), factoring social, ethical and environmental impacts into our risk analysis and financial decision-making process.

Santander UK regularly reviews its policies and procedures for safeguarding against reputational risk. This is an evolutionary process which takes account of industry guidance, best practice and society’s expectations.

Reputational risk developments in 2014 (unaudited)

During 2014, Santander UK undertook a range of initiatives to strengthen governance and drive positive cultural change through the organisation. Governance around the management of reputational risk was enhanced to promote such a consistent approach and a risk-aware culture across Santander UK, including a substantial increase in resources and investment allocated to the Compliance Division, as well as an increase in dedicated resources in the Risk Division. This was supported more widely across Santander UK by the continued roll-out of Simple, Personal, Fair – The Santander Way.

134	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Model risk (unaudited)

Model risk is the risk of loss arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models. Model risk arises from the following main sources:

–	Modelling limitations: Limitations or approximations in the modelling techniques that have been employed. This risk is mitigated by the appropriate control environment and model governance.
–	Potential inappropriate use of a model: This is considered as an operational risk scenario.

Approach to model risk

—

Santander UK mitigates model risk through a control environment and governance protocol that manages models throughout their lifecycle. The key elements of this control environment are included in management policies and procedures, and include:

–  The collation and maintenance of a central model inventory;

–  The assignment of a materiality for each model in the model inventory – an assessment of the relative criticality of the model to the organisation;

–  The identification of key model stakeholders (owners, developers and independent reviewers) and assignment of their associated responsibilities;

–  The establishment of a robust governance protocol to manage model risk and to act as the single approval body for model developments and enhancements as well as the tracking of model performance, model-related actions and issues, and agreement and prioritisation of development plans;

–  The inclusion of model risk updates at the appropriate fora and committee levels including risk metrics in the Risk Appetite statement; and

–  The inclusion of a model performance escalation process via which senior management and/or committees can be informed of any significant deterioration in a given model’s performance.

—

A specialised independent model validation unit reviews models and helps ensure that appropriate rigour is deployed in the independent review process, to help further mitigate model risk. Typical validations incorporate not only the core model methodology but a wider range of investigations, including checks on data (quality, reliability, and coverage), use of the model, control environment, technology deployed, surrounding documentation, sensitivities, assumptions and boundaries. The output from validations is regularly presented to the appropriate committees.

Model risk developments in 2014 (unaudited)

During 2014, Santander UK reviewed and strengthened its approach and governance of model risk management across the Risk division. This is planned to be extended into other divisions during 2015.

Annual Report 2014	135

Risk review

Areas of focus and other items

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

The country risk tables below show Santander UK’s exposures to central and local governments, government guaranteed counterparties, banks, other financial institutions, retail customers and corporate customers at 31 December 2014 and 2013. Total exposures consist of the total of balance sheet values and off-balance sheet values. Balance sheet values are calculated in accordance with IFRS (i.e. after the effect of netting agreements recognised in accordance with the requirements of IFRS) except for credit provisions which have been added back. Off balance sheet values consist of undrawn facilities and letters of credit.

The country of exposure has been assigned based on the counterparty’s country of incorporation except where Santander UK is aware that a guarantee is in place, in which case the country of incorporation of the guarantor has been used. The exposures are presented by type of counterparty other than where the specific exposures have been guaranteed by a sovereign counterparty in which case they are presented within the ‘Government guaranteed’ category.

Given the ongoing interest in eurozone economies, disclosures relating to those economies are presented first and highlighted separately.

The tables exclude credit risk exposures to Banco Santander and other Banco Santander group companies, which are presented separately in the ‘Balances with other Santander UK group companies’ section.

	Central	Government	Banks	(2)	Other	Retail	Corporate	Total	(1)
	and local	guaranteed			financial
	governments				institutions
	£bn	£bn	£bn		£bn	£bn	£bn	£bn
31 December 2014
Eurozone:
Peripheral eurozone countries:
Ireland	–	–	–		–	–	0.3	0.3
Spain (excluding Banco Santander)	–	–	0.3		–	–	0.1	0.4
Italy	0.9	–	0.1		–	–	0.2	1.2
Portugal	–	–	–		–	–	–	–
Greece(3)	–	–	–		–	–	–	–
Other eurozone countries:
Germany	0.2	–	1.9		–	–	0.3	2.4
France	–	0.4	2.2		–	–	0.1	2.7
All other eurozone(4)	–	–	1.3		0.1	–	1.5	2.9

	1.1	0.4	5.8		0.1	–	2.5	9.9

All other countries:
UK	20.2	0.4	11.2		5.4	176.9	48.1	262.2
US	4.7	0.2	10.1		1.0	–	0.2	16.2
Switzerland	0.7	–	0.5		–	–	0.3	1.5
Denmark	0.3	–	0.2		–	–	0.3	0.8
Japan	3.8	–	0.1		0.1	–	1.1	5.1
Russia	–	–	–		–	–	0.2	0.2
All others(5)	–	–	1.4		0.3	–	3.6	5.3

	29.7	0.6	23.5		6.8	176.9	53.8	291.3

Total	30.8	1.0	29.3		6.9	176.9	56.3	301.2

136	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

	Central	Government	Banks	(2)	Other	Retail	Corporate	Total	(1)
	and local	guaranteed			financial
	governments				institutions
	£bn	£bn	£bn		£bn	£bn	£bn	£bn
31 December 2013
Eurozone:
Peripheral eurozone countries:
Ireland	–	–	–		–	–	0.1	0.1
Spain (excluding Banco Santander)	–	–	0.2		–	–	0.1	0.3
Italy	0.8	–	0.1		–	–	0.1	1.0
Portugal	–	–	–		–	–	0.1	0.1
Greece(3)	–	–	–		–	–	–	–
Other eurozone countries:
Germany	–	–	1.6		–	–	0.2	1.8
France	–	0.4	1.9		–	–	0.1	2.4
All other eurozone(4)	–	0.2	1.4		–	–	1.3	2.9

	0.8	0.6	5.2		–	–	2.0	8.6

All other countries:
UK	24.2	0.4	12.4		5.1	172.7	41.6	256.4
US	5.3	–	8.2		0.1	0.1	0.5	14.2
Switzerland	0.5	–	1.3		–	–	0.5	2.3
Denmark	–	–	1.4		–	–	0.1	1.5
Japan	3.8	–	0.1		–	–	0.1	4.0
Russia	–	–	–		–	–	0.2	0.2
All others(5)	–	–	0.8		0.1	0.5	2.8	4.2

	33.8	0.4	24.2		5.3	173.3	45.8	282.8

Total	34.6	1.0	29.4		5.3	173.3	47.8	291.4

(1)	Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.
(2)	Excludes balances with central banks.
(3)	At 31 December 2014 there was no exposure to Greece (2013: £3m).
(4)	Includes Luxembourg, The Netherlands, Belgium and Finland, as well as Cyprus of £36m (2013: £20m).
(5)	Includes Ukraine of £nil (2013 £nil).

2014 compared to 2013 (unaudited)

Key changes in sovereign and other country risk exposures during the year ended 31 December 2014 were as follows:

–	An increase of £5.8bn in exposure to the UK to £262.2bn (2013: £256.4bn). This was primarily due to increased commitments and undrawn facilities in UK corporate and retail mortgage lending, partially offset by a decrease in cash held with the Bank of England as part of normal liquid asset portfolio management activity.
–	An increase of £2.0bn in exposure to the US to £16.2bn (2013: £14.2bn). This was primarily due to additional securities purchased under resale activity partially offset by a decrease in deposits at the US Federal Reserve as part of normal liquid asset portfolio management activity.
–	A decrease of £0.8bn in exposure to Switzerland to £1.5bn (2013: £2.3bn). This was due to reduced securities purchased under resale activity and lower gross derivative exposures.
–	An increase of £0.6bn in exposures to Germany to £2.4bn (2013: £1.8bn). This was primarily due to increased securities purchased under resale activity and higher gross derivative exposures.
–	An increase of £1.1bn in exposures to Japan to £5.1bn (2013: £4.0bn). This was primarily due to increased corporate assets held at fair value.
–	An increase of £0.2bn in exposures to Ireland to £0.3bn (2013: £0.1bn). This was due to increased corporate assets held at fair value and new corporate facilities provided.
–	An increase of £0.2bn in exposures to Italy to £1.2bn (2013: £1.0bn). This was principally due to new corporate facilities provided.
–	An increase of £0.1bn in exposures to Spain to £0.4bn (2013: £0.3bn). This was due to new corporate facilities provided.
–	A decrease of £0.7bn in exposures to Denmark to £0.8bn (2013: £1.5bn). This was principally due to the disposal of securities purchased under resale activity.
–	An increase of £0.3bn in exposure to France to £2.7bn (2013: £2.4bn). This was due to an increase in derivative assets at fair value and an increase in loans and advances to banks.
–	Movements in the remaining country risk exposures were minimal and exposures to these countries remained at low levels.

Annual Report 2014	137

Risk review

Areas of focus and other items

continued

Further analysis of sovereign debt and other country risk exposures, including peripheral eurozone exposures

Presented below for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

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

Sovereign debt

	Assets held at amortised cost			Assets held at fair value
	Central	Government	Total	Central	Government	Total	Total	Commitments	Total
	and local	guaranteed		and local	guaranteed		balance	and undrawn
	governments			governments			sheet asset	facilities
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
31 December 2014
Eurozone countries:
France	–	–	–	–	0.4	0.4	0.4	–	0.4
Italy	–	–	–	0.9	–	0.9	0.9	–	0.9
Germany	–	–	–	0.2	–	0.2	0.2	–	0.2
All other eurozone	–	–	–	–	–	–	–	–	–

	–	–	–	1.1	0.4	1.5	1.5	–	1.5

All other countries:
UK	16.9	–	16.9	3.3	0.4	3.7	20.6	–	20.6
US	4.4	–	4.4	0.3	0.2	0.5	4.9	–	4.9
Japan	–	–	–	3.8	–	3.8	3.8	–	3.8
Switzerland	–	–	–	0.7	–	0.7	0.7	–	0.7
Denmark				0.3	–	0.3	0.3	–	0.3

	21.3	–	21.3	8.4	0.6	9.0	30.3	–	30.3

31 December 2013
Eurozone countries:
France	–	–	–	–	0.4	0.4	0.4	–	0.4
Italy	–	–	–	0.8	–	0.8	0.8	–	0.8
Germany	–	–	–	–	–	–	–	–	–
All other eurozone	–	–	–	–	0.2	0.2	0.2	–	0.2

	–	–	–	0.8	0.6	1.4	1.4	–	1.4

All other countries:
UK	20.3	–	20.3	3.9	0.4	4.3	24.6	–	24.6
US	4.9	–	4.9	0.4	–	0.4	5.3	–	5.3
Japan	–	–	–	3.8	–	3.8	3.8	–	3.8
Switzerland	–	–	–	0.5	–	0.5	0.5	–	0.5
Denmark	–	–	–	–	–	–	–	–	–

	25.2	–	25.2	8.6	0.4	9.0	34.2	–	34.2

Santander UK has no direct sovereign exposures to any other countries. Santander UK has not recognised any impairment losses against sovereign debt which is held at amortised cost. Santander UK has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

138	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Other country risk exposures(1)

	Assets held at amortised cost					Assets held at fair value(2)
	Banks	Other	Retail	Corporate	Total	Banks	Other	Corporate	Total	Total	Commitments		Total
		financial					financial			balance	and
		institutions					institutions			sheet	undrawn
										asset	facilities	(3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn		£bn
31 December 2014
Eurozone:
Peripheral eurozone countries:
Ireland	–	–	–	0.1	0.1	–	–	0.1	0.1	0.2	0.1		0.3
Spain	–	–	–	–	–	0.2	–	–	0.2	0.2	0.2		0.4
Italy	–	–	–	–	–	0.1	–	–	0.1	0.1	0.2		0.3
Portugal	–	–	–	–	–	–	–	–	–	–	–		–

Other eurozone countries:
Germany	–	–	–	0.1	0.1	1.9	–	0.2	2.1	2.2	–		2.2
France	–	–	–	0.1	0.1	2.2	–	–	2.2	2.3	–		2.3
Other	–	–	–	0.5	0.5	1.3	0.1	0.3	1.7	2.2	0.7		2.9

	–	–	–	0.8	0.8	5.7	0.1	0.6	6.4	7.2	1.2		8.4

All other countries:
UK	1.3	0.6	158.9	26.0	186.8	9.9	4.4	8.6	22.9	209.7	31.9		241.6
US	0.6	–	–	0.1	0.7	9.5	1.0	–	10.5	11.2	0.1		11.3
Switzerland	–	–	–	0.3	0.3	0.5	–	–	0.5	0.8	–		0.8
Denmark	–	–	–	–	–	0.2	–	–	0.2	0.2	0.3		0.5
Japan	–	–	–	–	–	0.1	0.1	1.1	1.3	1.3	–		1.3
Russia	–	–	–	0.2	0.2	–	–	–	–	0.2	–		0.2
Other	0.1	0.1	–	2.3	2.5	1.3	0.1	0.2	1.6	4.1	1.2		5.3

	2.0	0.7	158.9	28.9	190.5	21.5	5.6	9.9	37.0	227.5	33.5		261.0

31 December 2013
Eurozone:
Peripheral eurozone countries:
Ireland	–	–	–	0.1	0.1	–	–	–	–	0.1	–		0.1
Spain	0.1	–	–	–	0.1	0.1	–	–	0.1	0.2	0.1		0.3
Italy	0.1	–	–	0.1	0.2	–	–	–	–	0.2	–		0.2
Portugal	–	–	–	0.1	0.1	–	–	–	–	0.1	–		0.1
Other eurozone countries:
Germany	0.1	–	–	0.2	0.3	1.5	–	–	1.5	1.8	–		1.8
France	0.1	–	–	0.1	0.2	1.8	–	–	1.8	2.0	–		2.0
Other	–	–	–	0.6	0.6	1.4	–	–	1.4	2.0	0.7		2.7

	0.4	–	–	1.2	1.6	4.8	–	–	4.8	6.4	0.8		7.2

All other countries:
UK	1.5	–	155.5	26.1	183.1	10.8	4.9	4.9	20.6	203.7	28.1		231.8
US	0.5	–	0.1	0.4	1.0	7.7	0.1	0.1	7.9	8.9	–		8.9
Switzerland	–	–	–	0.4	0.4	1.3	–	–	1.3	1.7	0.1		1.8
Denmark	–	–	–	–	–	1.4	–	–	1.4	1.4	0.1		1.5
Japan	–	–	–	–	–	0.1	–	0.1	0.2	0.2	–		0.2
Russia	–	–	–	0.2	0.2	–	–	–	–	0.2	–		0.2
Other	–	–	0.5	2.0	2.5	0.8	0.1	–	0.9	3.4	0.8		4.2

	2.0	–	156.1	29.1	187.2	22.1	5.1	5.1	32.3	219.5	29.1		248.6

(1)	Excluding Banco Santander and other Banco Santander group companies.
(2)	The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. Santander UK did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.
(3)	Of which £18.0bn (2013: £19.1bn) is presented in Retail Banking and the remainder is presented in Commercial Banking and Corporate & Institutional Banking.

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in Santander UK’s Retail Banking and Commercial Banking operations. Within Retail Banking, these represent credit cards (excluding co-brand credit cards), mortgage and overdraft facilities. Within Commercial Banking and Corporate & Institutional Banking, these represent standby loan facilities. A summary of the key terms and a maturity analysis of formal standby facilities, credit lines and other commitments are set out in Note 37 to the Consolidated Financial Statements.

Maturity analyses of Santander UK’s assets held at amortised cost are set out in Note 44 to the Consolidated Financial Statements.

Annual Report 2014	139

Risk review

Areas of focus and other items

continued

Peripheral eurozone countries

This section discusses Santander UK’s direct exposure to peripheral eurozone countries at 31 December 2014 and 2013 by type of financial instrument. It excludes balances with other Banco Santander group companies which are presented separately below. This section also discusses our indirect exposures to peripheral eurozone countries.

Direct and indirect risk exposures to peripheral eurozone countries arise primarily in the large corporate element of the portfolio via large multinational companies and financial institutions, which are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. The corporate portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. The remainder of the Commercial Banking portfolio is predominantly UK-based with no material peripheral eurozone exposure. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.

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

Direct exposures to peripheral eurozone countries

Balances with respect to Italy at 31 December 2014 comprised trading assets issued by central and local governments of £0.9bn (2013: £0.8bn); Loans and receivables securities issued by banks of £nil (2013: £0.1bn), commitments and undrawn facilities with corporate customers of £0.2bn (2013: £0.1bn); derivative assets issued by banks of £0.1bn (2013: £0.1bn), net of derivative liabilities held by banks of £nil (2013: £0.1bn).

Balances with respect to Spain at 31 December 2014 comprised loans and receivables securities issued by banks of £nil (2013: £0.1bn), derivative assets issued by banks of £0.2bn (2013: £0.1bn), commitments and undrawn facilities with banks of £0.1bn (2013: £nil) and commitments and undrawn facilities with corporate customers of £0.1bn (2013: £0.1bn).

Balances with respect to Ireland at 31 December 2014 comprised loans and advances to corporate customers of £0.1bn (2013: £0.1bn), assets held at fair value with corporate customers of £0.1bn (2013: £nil) and commitments and undrawn facilities with corporate customers of £0.1bn (2013: £nil).

Balances with respect to Portugal at 31 December 2014 were £nil (2013: £0.1bn).
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

140	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Balances with other Banco Santander group companies

Santander UK enters into transactions with other Banco Santander group companies in the ordinary course of business. Such transactions are undertaken in areas of business where Santander UK has a particular advantage or expertise and where other Banco Santander group companies can offer commercial opportunities, substantially on the same terms as for comparable transactions with third party counterparties. These transactions also arise in support of the activities of, or with, larger multinational corporate clients and financial institutions which may have relationships with a number of entities in the Banco Santander group. These activities are conducted in a manner that appropriately manages the credit risk arising against such other Banco Santander group companies within limits acceptable to the PRA. At 31 December 2014 and 2013, Santander UK had gross balances with other Banco Santander group companies as follows:

	Banks	Other financial	Corporate	Total
		institutions
	£bn	£bn	£bn	£bn
31 December 2014
Assets:
– Spain	2.1	0.1	–	2.2
– UK	–	0.8	–	0.8
– Chile	0.2	–	–	0.2
– Norway	0.1	–	–	0.1
– Ireland	0.1	–	–	0.1
–Other <£100m	0.1	–	–	0.1

	2.6	0.9	–	3.5

Liabilities:
– Spain	(5.1)	(0.5)	(0.1)	(5.7)
– UK	–	(0.4)	–	(0.4)
– Ireland	(0.1)	–	–	(0.1)
– Italy	(0.1)	–	–	(0.1)
– Belgium	(0.2)	–	–	(0.2)
– Chile	(0.2)	–	–	(0.2)
– Germany	–	(0.1)	–	(0.1)
– Norway	(0.1)	–	–	(0.1)
– Uruguay	(0.1)	–	–	(0.1)
– Other < £100m	(0.1)	(0.2)	–	(0.3)

	(6.0)	(1.2)	(0.1)	(7.3)

31 December 2013
Assets:
– Spain	2.2	0.1	–	2.3
– UK	–	0.7	0.2	0.9
– Chile	0.1	–	–	0.1
– Other < £100m	0.1	–	–	0.1

	2.4	0.8	0.2	3.4

Liabilities:
– Spain	(3.7)	(0.8)	–	(4.5)
– UK	–	(1.8)	(0.1)	(1.9)
– Italy	–	(0.2)	–	(0.2)
– Chile	(0.1)	–	–	(0.1)
– Germany	–	(0.1)	–	(0.1)
– Other < £100m	(0.1)	(0.5)	(0.1)	(0.7)

	(3.9)	(3.4)	(0.2)	(7.5)

2014 compared to 2013 (unaudited)

The above balances with other Banco Santander group companies at 31 December 2014 principally consisted of:

–	Reverse repos of £nil (2013: £50m) all of which were collateralised by OECD Government (but not peripheral eurozone) securities. The reverse repos were classified as ‘Loans and Advances to banks’ in the balance sheet and were offset by repo liabilities of £nil (2013: £50m), classified as ‘Deposits by banks’. See Notes 17 and 28 to the Consolidated Financial Statements.
–	Derivative assets of £2,538m (2013: £2,224m) subject to ISDA Master Agreements including the Credit Support Annex. These balances were offset by derivative liabilities of £2,214m (2013: £2,141m) and cash collateral received, as described below, and are included in Note 15.
–	Cash collateral of £121m (2013: £112m) given in relation to derivatives futures contracts. The cash collateral was classified as ‘Trading assets’ in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £1,460m (2013: £829m), classified as ‘Trading liabilities’ and ‘Deposits by banks’. See Notes 14, 30 and 28.

Annual Report 2014	141

Risk review

Areas of focus and other items

continued

–	Asset-backed securities of £7m and £54m (2013: £23m and £56m), which were classified as ‘Loans and receivables securities’ and ‘Financial assets designated at fair value’, respectively, in the balance sheet. See Notes 16 and 21.
–	Deposits by customers of £867m (2013: £1,014m) and other liabilities of £300m (2013: £247m).
–	Debt securities in issue of £349m (2013: £654m). These balances represent holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes. The decrease in the year reflected contractual maturities. See Note 32.
–	Subordinated liabilities of £1,867m (2013: £2,229m) reflecting holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes.
–	Financial Liabilities designed at fair value of £96m (2013: £189m). See Note 31.

The next section further analyses the balances with other Banco Santander group companies at 31 December 2014 and 2013 by type of financial instrument and country of the counterparty, including the additional mitigating impact of repo collateral arrangements which are accounted for off-balance sheet.

Spain

	Banks	Other financial	Corporate	Total
		institutions
	£bn	£bn	£bn	£bn
31 December 2014
Repurchase agreements
– Asset balance – reverse repo	–	–	–	–

Net repurchase agreement position	–	–	–	–

Derivatives
– Derivative assets	2.1	–	–	2.1
– Derivative liabilities	(1.7)	–	–	(1.7)
Cash collateral in relation to derivatives: – placed	–	–	–	–
– held	(1.4)	–	–	(1.4)

Net derivatives position	(1.0)	–	–	(1.0)

Asset-backed securities	–	0.1	–	0.1

Total assets, after the impact of collateral	(1.0)	0.1	–	(0.9)

Deposits by customers	–	(0.5)	(0.1)	(0.6)
Debt securities in issue	(0.1)	–	–	(0.1)
Other liabilities	–	–	–	–
Subordinated liabilities	(1.9)	–	–	(1.9)

Total liabilities	(2.0)	(0.5)	(0.1)	(2.6)

Net balance	(3.0)	(0.4)	(0.1)	(3.5)

31 December 2013
Repurchase agreements
– Asset balance – reverse repo	0.1	–	–	0.1

Net repurchase agreement position	0.1	–	–	0.1

Derivatives
– Derivative assets	2.0	–	–	2.0
– Derivative liabilities	(1.9)	–	–	(1.9)
Cash collateral in relation to derivatives: – placed	0.1	–	–	0.1
– held	(0.8)	–	–	(0.8)

Net derivatives position	(0.6)	–	–	(0.6)

Asset-backed securities	–	0.1	–	0.1

Total assets, after the impact of collateral	(0.5)	0.1	–	(0.4)

Deposits by customers	–	(0.6)	–	(0.6)
Debt securities in issue	(0.1)	(0.1)	–	(0.2)
Other liabilities	(0.2)	(0.1)	–	(0.3)
Subordinated liabilities	(0.7)	–	–	(0.7)

Total liabilities	(1.0)	(0.8)	–	(1.8)

Net balance	(1.5)	(0.7)	–	(2.2)

142	Santander UK plc

Risk	Top and	Credit risk	Market risk	Balance sheet	Other	Areas of focus
governance	emerging risks			management risk	important risks	and other items

Other countries

Balances with respect to Belgium at 31 December 2014 comprised debt securities in issue of £0.2bn (2013: £0.5bn). Balances with respect to the UK at 31 December 2014 comprised other assets of £0.8bn (2013: £0.9bn), deposits by customers of £0.1bn (2013: £0.3bn), other liabilities of £0.3bn (2013: £nil) and subordinated liabilities of £nil (2013: £1.6bn). Balances with respect to Italy at 31 December 2014 comprised debt securities in issue (purchased in the secondary market) of £0.1bn (2013: £0.2bn). Balances with respect to Germany at 31 December 2014 comprised deposits by customers of £0.1bn (2013: £0.1bn). Balances with respect to Chile at 31 December 2014 comprised derivative assets of £0.2bn (2013: £0.1bn) and derivative liabilities of £0.2bn (2013: £0.1bn). Balances with respect to Norway at 31 December 2014 comprised derivative assets of £0.1bn (2013: £nil) and derivative liabilities of £0.1bn (2013: £nil). Balances with respect to Uruguay at 31 December 2014 comprised deposits by banks of £0.1bn (2013: £nil).

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

The determination of which assets and liabilities would be legally redenominated is complex and depends on a number of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. Santander UK has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce Santander UK’s overall exposure to losses that might arise in the event of a redenomination by reducing its balances and funding mismatches. As part of its objective of maintaining a diversified funding base, Santander UK raises funding in a number of currencies, including euro, and converts these back into sterling to fund its commercial assets which are largely sterling denominated.

Santander UK’s net asset position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to net assets of £0.7bn at 31 December 2014 (2013: net assets of £0.1bn). This comprised debt securities (covered bonds and securitisations) of £20.0bn (2013: £22.0bn) issued by Santander UK as part of its MTF activities, net loans and advances of £nil (2013: £0.1bn) to other Banco Santander group companies, medium-term repo liabilities of £0.8bn (2013: £4.0bn), other deposit liabilities of £1.9bn (2013: £1.8bn), other deposits of £1.7bn (2013: £nil) by Banco Santander group companies, other loans and securities of £4.6bn (2013: £3.0bn), net trading repo liabilities of £2.8bn (2013: assets of £0.5bn) and related cross-currency swap assets of £23.3bn (2013: £24.3bn) which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling.

Disclosures of Santander UK’s exposure to individual eurozone countries and total exposures to counterparties in those countries, including any euro-denominated contracts, are set out earlier in this section of the Risk Review.

Annual Report 2014	143

Risk review

Areas of focus and other items

continued

2. ENHANCED DISCLOSURE TASK FORCE (‘EDTF’) RECOMMENDATIONS

In order to provide disclosures that help investors and other stakeholders understand Santander UK’s performance, financial position and changes thereto, the information provided in the Risk Review goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, Santander UK provides additional disclosures having regard to the recommendations in the report ‘Enhancing the Risk Disclosures of Banks’ issued by the EDTF of the Financial Stability Board in October 2012. The report aims to help financial institutions identify areas that investors had highlighted needed better and more transparent information about banks’ risks, and how these risks relate to performance measurement and reporting. The recommendations for disclosure improvement focused on the principal risks faced by the banking industry, and included disclosures about risk governance, capital adequacy, liquidity, funding, credit risk, market risk and other risks.

Type of risk	Recom- mendation	Disclosure	Page
General	1	The risks to which the business is exposed.	27
	2	Define risk terminology and measures and present day parameters.	26-34
	3	Top and emerging risks, and the changes during the reporting period.	36-38
	4	Discussion of future regulatory developments affecting our business model and profitability.	12, 106, 118, 131
Risk governance and risk management strategies/ business model	5	Risk Committees and their activities.	161-163
	6	Risk culture and risk governance and ownership.	26-30
	7	Diagram of risk exposure by business segment.	33
	8	Stress testing and the underlying assumptions.	34
Capital adequacy and risk-weighted assets (‘RWAs’)	9	Pillar 1 capital requirements.	9-11, 14-17
	10	Reconciliation of the accounting balance sheet to the regulatory balance sheet.	124, ACRMD* 3
	11	Flow statement of the movements in regulatory capital during the reporting period.	121
	12	Discussion of targeted level of capital, and the plans on how to establish this.	10-13
	13	Analysis of RWAs by risk type and business segments.	123-124
	14	Analysis of the capital requirements for each Basel asset class, including major portfolios.	124, ACRMD 3, 4, 5, 9
	15	Analysis of credit risk for each Basel asset class.	ACRMD 6-7
	16	Flow statements reconciling movements in RWAs for each RWA type.	ACRMD 4, 9
	17	Discussion of Basel credit risk model performance.	93, ACRMD 8, 10
Liquidity	18	Description of how potential liquidity needs are managed and liquidity pool analysis.	107-109
Funding	19	Encumbered and unencumbered assets analysed by balance sheet category.	114-115
	20	Consolidated total assets, liabilities and off-balance sheet commitments analysed by remaining contractual maturity.	321
	21	Analysis of sources of funding and a description of our funding strategy.	110-113
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet.	90-91
	23	Discussion of significant trading and non-trading market risk factors.	92-101
	24	Measurement model limitations, assumptions and validation.	92-93, 98
	25	Discussion of stress tests and additional risk measures.	93-94, 99
Credit risk	26	Analysis of aggregate credit risk exposures, including retail and corporate portfolios.	51-58
	27	Discussion of policies for identifying impaired loans defining impairments and renegotiated loans, and explaining loan forbearance.	39-50, 237-241
	28	Reconciliations of the opening and closing balances of non-performing loans and impairment allowances during the year.	56, 64, 75, 84, 88, 262-263
	29	Analysis of counterparty credit risk that arises from derivative transactions.	49, 81-82, 85-88, 257
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	42, 46, 49, 50, 63, 69, 80, 82,87
Other risks	31	Discussion of the management of other risks.	125-143
	32	Discussion of publicly known risk events.	125-143

* Refers to the page number in Santander UK’s ‘Additional Capital and Risk Management Disclosures’ available on www.aboutsantander.co.uk

144	Santander UK plc

Governance

Governance

	146	Directors

	152	Corporate Governance report

	152	Corporate Governance statement

	159	Board Nomination Committee Chair’s report

	161	Board Risk Committee Chair’s report

	164	Board Audit Committee Chair’s report

	170	Directors’ Remuneration report

	170	Board Remuneration Oversight Committee Chair’s report

	173	Remuneration report

	178	Remuneration Implementation report

	182	Directors’ report

Annual Report 2014	145

Governance

Board of Directors	Chair

Lord Burns Chair
Appointed Independent Non-Executive Director and Joint Deputy Chair on 1 December 2001 and Chair on 1 February 2002.

Skills and experience

Lord Burns (age 70) is an experienced economist and has extensive board experience having held Non-Executive appointments at a range of institutions, including British Land plc (2000-2005), Pearson plc (1999-2010) and Legal & General Group plc (1991-2001) giving him a deep understanding of corporate governance. He is a life peer of the House of Lords and held a number of positions in the Civil Service, including Permanent Secretary to the Treasury (1991-1998) and Chair of the Parliamentary Financial Services and Markets Bill Joint Committee in 1999. Until the end of 2013, he served as a Non-Executive Director of Banco Santander, S.A *

Other principal appointments

Chairman of the Channel 4 Television Corporation

Non-Executive Member of the Office for Budget Responsibility

Member of the Whistleblowing Commission

Board committee membership

Board Nomination Committee (Chair)

Deputy Chairs	Baroness Shriti Vadera Joint Deputy Chair (1 January 2015)
Appointed Independent Non-Executive Director and Joint Deputy Chair on 1 January 2015 and will succeed Lord Burns as Chair on 30 March 2015.

Skills and experience

Shriti Vadera (age 52) has been Non-Executive Director of BHP Billiton and AstraZeneca since 2011. She was an investment banker with S G Warburg/UBS from 1984-1999, on the Council of Economic Advisers, HM Treasury from 1999 -2007, Trustee of Oxfam from 2005-2009, Minister in the Cabinet Office, Business Department and International Development Department from 2007-2009, G20 Adviser 2009-2010, and advised governments, banks, and investors on the eurozone crisis, banking sector, debt restructuring and markets from 2010-2014.

Other principal appointments Non-Executive Director of AstraZeneca plc Non-Executive Director of BHP Billiton plc Board committee membership Board Nomination Committee (1 January 2015)

Juan Rodríguez Inciarte Joint Deputy Chair
Appointed Non-Executive Director on 1 December 2004.

Skills and experience

Juan Rodríguez Inciarte (age 62) is currently Head of Strategy for Banco Santander, S.A Since joining Banco Santander, S.A. in 1985 he has held senior management positions across various areas of the business, including Retail Banking, Wholesale, Commercial Banking, Treasury and Markets and Risk Management. Juan has been deeply involved in Banco Santander’s global expansion and has an extensive financial services background providing strong UK banking knowledge, having been a Director of The Royal Bank of Scotland plc and National Westminster Bank plc as part of a co-shareholding arrangement with the group.

Other principal appointments

Executive Director of Banco Santander, S.A.*

Director of SAM Investment Holdings Limited*

Director of Santander Consumer Finance, S.A.*

Board committee membership

Board Nomination Committee

* Part of the Banco Santander group.

146	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Executive Directors	Nathan Bostock Chief Executive Officer
Appointed Executive Director and Deputy Chief Executive Officer on 19 August 2014 and Chief Executive Officer on 29 September 2014.

Skills and experience

Nathan Bostock (age 54) was appointed CEO of Santander UK on 29 September 2014. Nathan joined from The Royal Bank of Scotland Group plc (‘RBS’), where he was an Executive Director and the Group Finance Director (October 2013 – May 2014), having joined RBS in 2009 as Head of Restructuring and Risk and Group Chief Risk Officer. Nathan previously spent eight years with Abbey National plc (now Santander UK plc) from 2001 to 2009 and served on the Board as an Executive Director from 2005 until his departure in 2009. Prior to this he held a number of other executive positions in the Banking sector.

Other principal appointments Member of the PRA Practitioner Panel

Stephen Jones Chief Financial Officer
Appointed Executive Director and Chief Financial Officer on 6 March 2012.

Skills and experience

Stephen Jones (age 50) joined Santander UK in 2011 as Head of Strategy, Corporate Development & Regulatory Affairs and was subsequently appointed Chief Financial Officer. He has extensive financial services experience focussed on senior roles in Finance and Investor Relations that provide him with extensive knowledge across multiple disciplines. Previously he held a number of senior management positions at Barclays Bank plc including Head of Investor Relations, Head of Corporate Debt Capital Markets and Equity Capital Markets and Co-Head of Corporate Investment Banking, Barclays Capital EMEA.

Other principal appointments

Member of the Board of the British Bankers Association

Chair of the British Bankers Association’s Financial and Risk Policy Committee

Member of the FCA Practitioner Panel

Member of the Advisory Council of TheCityUK

Steve Pateman Head of UK Banking
Appointed Executive Director on 1 June 2011.

Skills and experience

Steve Pateman (age 51) is responsible for UK Banking and has extensive financial services experience having operated across a number of functions and roles. Steve joined the Company in June 2008 as Head of UK Corporate and Commercial Banking and an Executive Committee member. Previously he worked at National Westminster Bank plc and The Royal Bank of Scotland plc where he had responsibility for Business Banking, Commercial Banking and Corporate Banking. Steve also worked on financing, restructurings, capital market and equity issues during his time in NatWest Markets, where he specialised in the leisure and retail sectors.

Other principal appointments Member of the Chartered Banker Professional Standards Board Chair of the British Bankers Association’s Retail Committee

Annual Report 2014	147

Governance

Board of Directors

continued

Non-Executive Directors	Ana Botín

Appointed Chief Executive Officer until 29 September 2014 at which point she assumed the role of Non-Executive Director

Skills and experience

Ana Botín (age 54) joined the Banco Santander group in 1988 and currently serves as Executive Chairman of Banco Santander, S.A She has been a member of Banco Santander, S.A.’s, Board and Executive Committee since 1989 and has previously served as CEO and Executive Director of Santander UK plc (December 2010 – September 2014). Ana has extensive financial services experience having led Banco Santander, S.A.’s Latin American expansion in the 1990s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury divisions. Ana is also Founder and Vice-Chair of the Empresa y Crecimiento Foundation, which finances small and medium companies in Latin America.

Other principal appointments Executive Chairman of Banco Santander, S.A.* Non-Executive Director of The Coca-Cola Company Trustee of the Mayor’s Fund for London

José María Carballo
Appointed Non-Executive Director on 1 December 2004.

Skills and experience

José María Carballo (age 70) has extensive financial services and board experience. He was Executive Vice President of Banco Santander, S.A.* (1989-2001), CEO of Banco Santander de Negocios* (1989-1993) and Star Capital Partners Limited (2001-2005). Until 1989, he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.

Other principal appointments

Director of Santander Banif Inmobiliario, F.I.I.*

Chairman Santander Private Real Estate Advisory, S.A.*

Chairman of Vista Desarrollo, S.A. S.C.R.*

Director of Vista Capital de Expansión, S.A. S.G.E.C.R.*

Board committee membership

Board Risk Committee

Antonio Escámez

Appointed Non-Executive Director on 1 October 2012.

Skills and experience

Antonio Escámez (age 63) has extensive board-level experience with a strong financial services background having worked in the sector since 1973. He has held a variety of Executive and Non-Executive Director-level roles across a number of international jurisdictions including Latin America, Europe and the US. Antonio was formerly a Non- Executive Director of Banco Santander, S.A.* and a member of the Group Risk Committee and Group Technology Committee.

Other principal appointments

Chairman of Arena Media Communications España, S.A.

Vice Chairman of Attijariwafa Bank Société Anonyme*

Member of the Banco Santander International Advisory Board*

Chairman of Fundación Banco Santander*

Vice Chairman of Grupo Konectanet, S.L.

Chairman of Openbank, S.A.*

Chairman of Santander Consumer Finance, S.A.*

Board committee membership

Board Risk Committee

* Part of the Banco Santander group.

148	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

José María Fuster
Appointed Non-Executive Director on 1 December 2004.

Skills and experience

José María Fuster (age 56) is the Banco Santander Group Innovation Managing Director and Executive Committee member. Prior to that, he was the Global Head of the Technology and Operations Division of Banco Santander, S.A.* He was appointed Chief Information Officer of Banco Santander, S.A.* in 2003, responsible for providing the technological and operational systems that support the Banco Santander group’s accounting and risk functions which provided him with a strong knowledge and focus on technology matters. He started his professional career with International Business Machines, S.A. and Arthur Andersen as a consultant and has also worked for Citibank España, S.A. and National Westminster Bank plc.

Other principal appointments Director of Ingeniería de Software Bancario, S.L. (‘ISBAN’)* Director of Santander Consumer Bank AG* Director of Santander Consumer Holding GmbH*

Manuel Soto
Appointed Non-Executive Director on 1 November 2013.

Skills and experience

Manuel Soto (age 74) has significant experience in financial services gained during a 38 year career both at Executive and Board level, providing him with a deep insight across a range disciplines. At Arthur Andersen he held various roles, including EMEIA Area Managing Partner and Chairman of the Worldwide Board. Manuel has also held various Non-Executive roles including serving as a board member of Banco Santander, S.A.* for 14 years, where he was Chair of the Audit and Compliance Committee.

Other principal appointments

Member of the Advisory Board of Befesa Medio Ambiente, S.A.

Director of Cartera Industrial REA, S.A.

Member of the Advisory Board of Grupo Barceló

Director of Santander Bank, N.A.*

Board committee membership

Board Audit Committee

Mike Amato
Appointed Independent Non-Executive Director on 1 August 2013.

Skills and experience

Mike Amato (age 58) is an experienced financial services executive. His core experience has been within retail banking where he has in excess of 30 years’ experience in the US, UK and other international locations, providing him with a strong understanding of retail matters. Prior to co-founding Cimarron, Inc. Mike was at Barclays Bank plc which he joined in 2006 and was appointed Global Chief Distribution and Product Management Director in 2010. Before joining Barclays, Mike was at Washington Mutual Bank in a number of senior positions, including Co-President of the retail bank in 2005.

Other principal appointments President and CEO of Cimarron, Inc. Board committee membership Board Nomination Committee Board Remuneration Oversight Committee Board Risk Committee

* Part of the Banco Santander group.

Annual Report 2014	149

Governance

Board of Directors

continued

Non-Executive Directors continued	Roy Brown
Appointed Independent Non-Executive Director on 21 October 2008.

Skills and experience

Roy Brown (age 68) has extensive experience as a Non-Executive Director across various sectors. He was previously Chairman of GKN plc and a Non-Executive Director of Brambles Industries plc, the British United Provident Association Limited (‘BUPA’) and the Franchise Board of Lloyd’s of London. Formerly, he was an Executive Director of Unilever plc and Unilever NV where he held a variety of executive roles, managing businesses in Europe, Africa, and the Middle East, which has provided him with a strong geo-political focus. Roy was previously a Non-Executive Director and Deputy Chairman (2007-2008) and subsequently acting Chairman (2008) of Alliance & Leicester plc, prior to its acquisition by the Banco Santander group.

Board committee membership Board Nomination Committee Board Remuneration Oversight Committee (Chair) Board Risk Committee

Bruce Carnegie-Brown
Appointed Independent Non-Executive Director on 1 October 2012. (Ceased to be classified as independent with effect from 12 February 2015 due to his appointment to the Board of Banco Santander, S.A.)

Skills and experience

Bruce Carnegie-Brown (age 55) has performed a wide variety of risk-related roles within the financial services sector, primarily in insurance and investment banking providing him with a breadth of experience and insight of financial services. He was Managing Director of JP Morgan (1985-2003), performing roles including Senior Credit Officer EMEA (1995- 1997), Chairman and CEO of JP Morgan Securities Asia (1998-2000) and Head of European and Asian Debt Capital Markets (2000-2003). Following this, Bruce was CEO of Marsh Limited and President and CEO of Marsh Europe (2003-2006) and Managing Partner of 3i Group (2007-2009).

Other principal appointments

Chairman of Aon UK Limited

Chairman of Moneysupermarket.com Group plc

Board committee membership

Board Audit Committee

Board Nomination Committee

Board Remuneration Oversight Committee

Board Risk Committee (Chair)

First Vice Chairman and Lead Independent Director of Banco Santander, S.A. from 12 February 2015

Alain Dromer
Appointed Independent Non-Executive Director on 1 October 2013.

Skills and experience

Alain Dromer (age 60) has over 20 years’ experience in asset management following previous roles as CEO of Aviva Investors, when he was also Chair of the ABI’s Investment Committee, Global Head of Group Investment Business at HSBC Investments and Head of Asset Management at CCF Credit Commercial de France, providing him with extensive knowledge of the sector. Prior to that, Alain gained regulatory experience through holding various roles in the Government of France, French Treasury including Section Head, World Monetary Affairs & IMF and Deputy Head, Office of Financial Markets.

Other principal appointments

Non-Executive Director of Henderson European Focus Trust plc

Non-Executive Director of Majid Al Futtaim Trust LLC

Independent Member of the Board of Moody’s Deutschland GmbH

Independent Member of the Board of Moody’s France SA

Independent Member of the Board of Moody’s Investors Service Limited

Board committee membership

Board Audit Committee

Board Nomination Committee

Board Remuneration Oversight Committee

150	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Rosemary Thorne
Appointed Independent Non-Executive Director on 1 July 2006.

Skills and experience

Rosemary Thorne (age 63) brings extensive financial expertise to the Board and has considerable experience in the retail and financial services sector, having served as Group Finance Director of Ladbrokes plc, J Sainsbury plc and Bradford & Bingley plc, where she worked on the company’s demutualisation and flotation, resulting in a place in the FTSE 100 Index. Rosemary was also a member of the Financial Reporting Council and Financial Reporting Review Panel for nine years and a member of the Main Committee of The Hundred Group of Finance Directors for 15 years.

Other principal appointments

Non-Executive Director of Smurfit Kappa Group plc

Non-Executive Director of Solvay SA

Board committee membership

Board Audit Committee (Chair)

Board Nomination Committee

Board Risk Committee

Scott Wheway
Appointed Independent Non-Executive Director on 1 October 2013.

Skills and experience

Scott Wheway (age 48) brings extensive retail and consumer knowledge to the Board. He has extensive experience in the retail sector, having formerly held various senior roles within Tesco plc, including Operations Director and CEO, Tesco Japan. Following this, he was CEO of Best Buy Europe and Managing Director of Boots Company plc (now known as The Boots Company Ltd) and Managing Director and Retail Director of Boots the Chemist at Alliance Boots plc. Scott also has experience of the financial services sector through his Non- Executive directorship of Aviva plc, where he was Chairman of the Remuneration Committee and is now Chair of the Governance Committee and a member of their Audit and Governance Committees.

Other principal appointments Non-Executive Director of Aviva plc Board committee membership Board Nomination Committee Board Remuneration Oversight Committee Board Risk Committee

Annual Report 2014	151

Governance

Corporate Governance Report

CORPORATE GOVERNANCE STATEMENT

The narrative reporting in this Annual Report has been enhanced from prior years to bring its disclosures in line with those required of a premium listed company. Santander UK plc is a subsidiary of Santander UK Group Holdings Limited, which is a subsidiary of Banco Santander, S.A The Company’s ordinary shares are not listed on the London Stock Exchange (‘LSE’), however, it does have preference shares listed on the LSE and, as a result, the Company is subject to certain Listing Rules and the Disclosure & Transparency Rules. However, this means the Company is not required to make certain disclosures that are normally part of the continuing obligations of premium listed companies in the UK. Santander UK is committed to achieving high standards of corporate governance and, whilst not obliged to do so, it seeks to comply with the September 2012 UK Corporate Governance Code as issued by the Financial Reporting Council (the ‘Code’) in a manner appropriate to its ownership. The Code is publicly available at www.frc.gov.uk. For purposes of this section, certain terms used, such as ‘independent’ are defined according to the Code.

Statement of compliance with the UK Corporate Governance Code

The Board confirms that, for the year ended 31 December 2014, Santander UK has applied those principles and provisions of the Code, as appropriate given its ownership structure.

Governance structure

The Board delegates certain responsibilities to Committees to assist in discharging its duties as set out below. The Committees play an essential role in supporting the Board to discharge its duties. More information on the work of the Committees can be found on pages 157 to 172.

Santander UK Group Holdings Limited Board

Santander UK plc Board

Board Audit	Board Nomination	Board Remuneration	Board Risk
Committee	Committee	Oversight Committee	Committee

Oversight of financial reporting and internal control matters	Oversight of Board and Board Committee composition and effectiveness, and Board and Executive appointments and succession plans	Oversight of overarching principles and parameters of remuneration policy	Oversight and advice to Board on current and future risk exposures and management of overall risk appetite

The Board

At the year-end, the Board comprised the Chair, three Executive Directors, six Non-Executive Directors and six Independent Non-Executive Directors. Our Chair, Lord Burns, was deemed independent upon appointment. In addition, the Board determined that Mike Amato, Roy Brown, Bruce Carnegie-Brown, Alain Dromer, Rosemary Thorne and Scott Wheway met the independence criteria set out in the Code. Short biographies of each Director, which illustrate the diverse range of skills and experience that they bring to the Board, are set out on pages 146 to 151.

The Board considers that, at the current time, it is of an appropriate size to oversee Santander UK’s business, with a structure that ensures that no individual or group dominates the decision-making process. The Board is satisfied that the Chair and those Directors who have external directorships have sufficient time available to discharge their responsibilities and to be effective members of the Board.

The Company does not require the Directors to offer themselves for re-election every year or for new Directors appointed by the Board to offer themselves for election at the next Annual General Meeting.

152	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Board changes

Nathan Bostock was appointed to the Board as an Executive Director and Deputy CEO on 19 August 2014 and was subsequently appointed CEO on 29 September 2014. Ana Botín relinquished her office of CEO on 29 September 2014 following her appointment as Executive Chairman of Banco Santander, S.A. and remained on the Board as a Non-Executive Director. José María Nus, who had served as Chief Risk Officer and Executive Director, resigned from the Board on 1 April 2014 and returned to a senior role at Banco Santander, S.A..

Since the year-end, Shriti Vadera joined the Board as Joint Deputy Chair on 1 January 2015 and will succeed Lord Burns as Non-Executive Chair on 30 March 2015. The Board have determined that for the purpose of the Code, Shriti Vadera was independent upon appointment. In addition, Bruce Carnegie-Brown ceased to be deemed independent on the Board of the Company upon his appointment to the Board of Banco Santander, S.A. on 12 February 2015.

Roles and responsibilities of the Board

The key responsibilities of the Board are set out on page 157. There is a clear division of responsibility between the Chair and CEO; the Chair is responsible for the leadership of the Board, and the CEO leads the management of the business. The division of responsibilities between the Chair and CEO is set out in writing and agreed by the Board. There is a formal schedule of matters reserved to the Board and a schedule of matters delegated to the CEO in place. Details of the roles of the Board and Company Secretary are set out below.

Chair	CEO

—   Overall responsibility for leading the Board.

—    Maintains, develops and leads an effective Board.

—    Plans and manages the Board’s business.

—    Acts as its figurehead and promotes the highest standards of corporate governance.

—    Sets the Board’s agenda and ensures the delivery of accurate, timely and clear information.

—    Ensures the active and constructive engagement of the Directors.

—  Provides leadership of Santander UK.

—   Responsible for developing and delivering Santander UK’s strategy and financial results within the policies and values established by the Board.

—   Strives consistently to optimise resources and achieve financial and operating objectives.

—   Ensures the appropriate management of day-to-day business affairs.

Executive Directors	Non-Executive Directors, including Independent Directors

—   Assists with the development and delivery of Santander UK’s strategy and financial results.

—    Provides the Board with specialist knowledge and experience.

—    Makes and implements decisions on all matters affecting Santander UK’s operation, performance and strategy and for the successful leadership of Santander UK.

—  Assists management with the development of strategy.

—   Provides constructive oversight of the performance of management against agreed targets, goals and Risk Appetite.

—   Actively participates in the decision-making process.

—   Assists management with setting the overall culture of Santander UK.

Company Secretary

The Company Secretary works closely with the Board on constitutional and corporate governance issues. He provides direction and leadership to maintain and enhance sound standards of Corporate Governance and helps shape an appropriate schedule of topics for the year ahead, ensuring a good flow of information.

Access to advice and resources

All Directors have access to the advice and services of the Company Secretary and may take independent professional advice at the Company’s expense where necessary. The Company Secretary ensures that the Directors are provided with sufficient resources to undertake their duties.

Annual Report 2014	153

Governance

Corporate Governance Report

continued

Directors’ induction and ongoing professional development

The Directors receive a comprehensive induction programme tailored to their skills and experience. Responsibility for designing the individual inductions and for the ongoing professional development of all Directors resides with the Chair, assisted by the Company Secretary. The induction programme includes an introduction to the Board, the Company Secretary, key executives and business areas, including visits to Santander UK’s key sites, and covers a wide range of topics, including strategy, key risks and topical issues, and the legal and regulatory landscape. The Non-Executive Directors on the Board recommended for appointment by Banco Santander, S.A. provide the Directors with regular opportunities to interact with the Company’s ultimate shareholder.

The Directors also attend regular training and briefing sessions for ongoing professional development in order to update and refresh their skills and knowledge.

Board tenure of Directors	Board composition by skills

Board attendance

The Board had 12 scheduled meetings during 2014, as well as a Board Strategy Day. The Directors’ attendance at these meetings is set out in the table below. Attendance at Board Committee meetings is shown within the relevant Board Committee reports below.

Director	Meetings	Meetings
	eligible	attended
	to attend
Chair
Lord Burns	13	13
Executive
Nathan Bostock (appointed 19 August 2014)	5	5
Stephen Jones	13	13
Steve Pateman	13	12
José María Nus (resigned 1 April 2014)	3	3
Non-Executive
Ana Botín (Executive until 29 September 2014)	13	12
José María Carballo	13	13
Antonio Escámez	13	13
José María Fuster	13	13
Juan Rodríguez Inciarte	13	13
Manuel Soto	13	13
Independent Non-Executive
Mike Amato	13	12
Roy Brown	13	13
Bruce Carnegie-Brown	13	13
Alain Dromer	13	12
Rosemary Thorne	13	13
Scott Wheway	13	12

154	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Overview of 2014 activities

The Chair, together with the CEO and Company Secretary, ensure that the Board has an appropriate forward-looking schedule, so that its time is focused on matters of strategic importance. This remains subject to continuous review and is amended during the year to provide the Board flexibility to consider an appropriate breadth of matters.

Each regular monthly Board meeting receives for its consideration the following updates:

–	Management update – led by the CEO and Executive Directors covering key strategic priorities and projects (as well as associated opportunities) together with business plans and performance. It also covers industry-wide developments critical to Santander UK’s strategic objectives;

–	Enterprise-wide risk report – covering the key enterprise-wide risk developments, indicators and associated actions taken to ensure that Santander UK operates within Risk Appetite; and

–	Company Secretary’s report – covering key statutory and governance matters including external developments and likely associated impacts.

In addition to the monthly reporting above, the Board considers and discusses in-depth quarterly presentations from the Chief Internal Auditor on key areas to ensure robust internal controls and progress of business areas against previous audit recommendations. The Executive Director, Head of UK Banking also provides quarterly updates on Santander UK’s customer experience, examining whether the right customer outcomes are delivering against our customer-related strategies. The Board also receives frequent reports from the Chairs of the Board Committees on their work and significant developments within their remit that require further consideration by the Board.

In addition to these recurring items, in 2014 the Board’s attention was particularly focused on key matters and strategic activities, certain of which are shown below:

Matters considered throughout the year

—  Market context – Analysis of market context, strategic opportunities and challenges for Santander UK.

—   Strategy – Deep-dive into our mortgage strategy and key strategic developments.

—   Innovation – focus on Santander UK’s innovation agenda and forward-looking strategy.

—   Risk Framework – A detailed review of the Risk Framework and Risk Appetite.

—   Regulatory environment – Consideration of the external regulatory environment and anticipated developments as well as a focus on Santander UK’s Regulatory and Conduct Strategy Programme.

—  Regulatory – Presentations from the PRA and FCA.

—  Products and campaigns – Consideration of our products and marketing campaigns (both current and forward-looking) as well as a focus on our digital initiatives.

—  Critical infrastructure and technology resilience – Consideration of Santander UK’s infrastructure and technology resilience and associated risk mitigation.

—  Culture – Examination of the desired culture that defines Santander UK and progress made.

—  Recovery and Resolution Plan – Consideration of the Recovery and Resolution Plan as well as how Santander UK is preparing for the impacts of the Banking Reform legislation.

—   Banking Reform – Detailed consideration of Banking Reform planning and associated updates.

—   Capital adequacy – Consideration and approval of the Individual Capital Adequacy Assessment Plan (‘ICAAP’).

—   Liquidity adequacy – Consideration and approval of the Individual Liquidity Adequacy Assessment (‘ILAA’).

In May 2014, in addition to the usual monthly meeting, the Board held a Strategy Day to discuss and debate Santander UK’s current and future challenges and ensure alignment of thinking on those critical matters. This day was devoted to an in-depth analysis of Santander UK’s strategic priorities, by looking at its expected future performance as well as examining domestic and global trends in the financial services markets and the implications for Santander UK. The day will remain a critical part of the Board’s calendar in 2015 and beyond.

Annual Report 2014	155

Governance

Corporate Governance Report

continued

Planned activities in 2015

The Board will continue to review, approve and guide corporate strategy, major plans of action, Risk Appetite and policies, annual budgets and business plans. Banking reform will be a particular area of focus for the Board over the coming year as we further develop our legal and operating structure. This will require detailed consideration to ensure not only the future viability of Santander UK’s business model, but also a smooth journey and good outcome for its customers.

The Board will continue to devote time to ensuring that it has a deep understanding of core business areas through a rolling programme of ‘deep-dives’. In addition, it will ensure that it has an effective appreciation of developments, innovation and the competitive environment within the banking sector, so that Santander UK is well placed to pre-empt and meet the changing demands of its customers.

As in previous years, the Board will hold a Strategy Day which will enable a focussed review of those issues which it considers to be most important to the sustained success of the business. This will also provide an opportunity for the Board to consider how the business is giving life to its core values and behaviours in the implementation of its business strategy.

The Board will also maintain its close scrutiny of the internal operating environment, and the effectiveness of risk management and a strong risk culture across the business. This will provide the Board with appropriate assurance that Santander UK is managed prudently and in a way which is consistent with fair outcomes for its stakeholders.

Board effectiveness and evaluation

The Board composition and the skills, experience and knowledge of the Directors contribute greatly to the overall effectiveness of the Board. In order to maintain its effectiveness, the composition of the Board and its Committees, together with succession planning arrangements, are kept under continuous review.

The Board remains committed to continuous improvement and ongoing implementation of the actions identified as part of the external Board Effectiveness review conducted during 2013 by Bvalco Limited. A legal firm engaged by Santander UK from time to time holds a 20% shareholding in Bvalco Limited.

Since the external effectiveness review, the Board agenda has been reshaped to ensure that there is an appropriate balance of forward-looking and strategically-focussed matters for discussion. A dedicated Board Strategy Day is now held each year and the form of the agenda has been realigned to allow the Board to focus on the most pertinent matters at each meeting. In addition, Board learning and development remains a key area of focus with a more tailored approach planned for 2015.

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

Service contracts and letters of appointment

All Executive Directors have a service contract and all Non-Executive Directors have a letter of appointment.

156	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Board Committees

The Board Committees play an essential role in supporting the Board to discharge its duties, as well as implement its vision and strategy and provide focussed oversight of key aspects of the business.

The role and responsibilities of each Board Committee are set out in formal Terms of Reference, which are reviewed at least annually and are summarised below. The Board Committees make recommendations to the Board as they see fit, as contemplated by their Terms of Reference. The Chair of each Committee reports to the Board after each meeting on the matters discussed and the minutes of each meeting, other than the Board Nomination Committee, are provided to the Board for information. Each Committee has a formal schedule of topics that set out the matters to be discussed during the year. The schedules are reviewed and updated regularly which allows the inclusion of matters as they arise and require attention.

The activities undertaken by each of the Committees, together with planned activities for 2015 are set out in the Board Committee Chairs’ reports on pages 159 to 172. The full Terms of Reference for each Committee are available on Santander UK’s website www.aboutsantander.co.uk and from the Company Secretary upon request.

Board and Board Committee responsibilities

Committee	Key responsibilities

Board	—	Review, approve and guide corporate strategy, major plans of action, Risk Appetite and policies, annual budgets and business plans; set performance objectives; monitor implementation and corporate performance; and oversee major capital expenditures, acquisitions and disposals;

	—	Monitor the effectiveness of Santander UK’s governance practices and make changes as needed to ensure alignment with current best practices;

	—	Oversee the process of external disclosure and communications;

	—	Set the vision for Santander UK’s values and standards and oversee management’s implementation of this; and

	—	All other matters of such importance as to be of significance to Santander UK as a whole because of their strategic, financial or reputational implications or consequences.

Board Nomination Committee (‘BNC’)	—	Lead the process for Board appointments, including the identification, nomination and recommendation of candidates for appointment to the Board;

	—	Review regularly the structure, size, composition and skills mix of the Board and its Committees;

	—	Consider succession planning for Directors and other senior executives together with associated methodology;

	—	Review the results of any Board effectiveness review conducted during the year;

	—	Review annually the time commitment required from Non-Executive Directors; and

	—	Keep up to date and fully informed about strategic issues, regulatory developments and commercial changes affecting the Santander UK group and the market in which it operates.

Board Audit Committee (‘BAC’)	—	Monitor and review the integrity of the financial reporting and internal financial controls by ensuring the appropriate resolution of significant financial reporting or control issues and the clarity of disclosures in the narrative reporting;

	—	Monitor and review the effectiveness of the Internal Audit function;

	—	Monitor and review the External Auditors’ performance and their engagement for non-audit services, and ensure objectivity and independence is safeguarded in relation to non-audit services; and

	—	Ensure the adequacy of Santander UK’s Whistleblowing arrangements.

Board Risk Committee (‘BRC’)	—	Review the Risk Framework and recommend it to the Board for approval;
	—	Advise the Board on Santander UK’s overall Risk Appetite, tolerance and strategy;

	—	Oversee and advise the Board on Santander UK’s current risk exposures and future risk strategy; and

	—	Review the effectiveness of the risk management systems and internal controls.

Board Remuneration Oversight Committee (‘BROC’)	—	Oversee and supervise the implementation of policies and frameworks covering remuneration and reward;
	—	Provide governance and strategic input into executive and employee remuneration and reward activities; and
—

Ensure the UK remuneration and reward strategy attracts and retains talent, motivates performance and ensures compliance with regulatory remuneration requirements, whilst encouraging the demonstration of appropriate behaviours.

Annual Report 2014	157

Governance

Corporate Governance Report

continued

Board Committee composition

The Board and Board Nomination Committee consider the composition of each Committee to ensure that an appropriate balance of skills, experience, and independence is in place to enable them to discharge their respective duties and responsibilities effectively. The Committees’ chairmanship and membership are kept under review and are refreshed as appropriate to ensure that undue reliance is not placed upon particular individuals.

To ensure there is an opportunity for an ongoing exchange of information between the Board Committees there is an overlap of membership of Non-Executive and Independent Directors across the Committees. Given the overlap in internal controls and risk management responsibilities between the Board Audit Committee and Board Risk Committee, the respective Chairs of each of these Committees also serve as members on each Committee. This common membership ensures co-ordination and cohesion between both Committees.

The reports of the Board Committee Chairs are set out on pages 159 to 172 and provide an overview of the key activities of the Committees during 2014 and planned activities for 2015.

Committee membership at 31 December 2014

Director	Santander UK	Board Audit	Board Risk	Board	Board
	Board	Committee	Committee	Nomination	Remuneration
				Committee	Oversight

Lord Burns	■			■

Mike Amato	■		■	■	■

Nathan Bostock	■

Ana Botín	■

Roy Brown	■		■	■	■

José María Carballo	■		■

Bruce Carnegie-Brown	■	■	■	■	■

Alain Dromer	■	■		■	■

Antonio Escámez	■		■

José María Fuster	■

Juan Rodríguez Inciarte	■			■

Stephen Jones	■

Steve Pateman	■

Manuel Soto	■	■

Rosemary Thorne	■	■	■	■

Scott Wheway	■		■	■	■

■ – Chair

■ – Member

158	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

BOARD NOMINATION COMMITTEE CHAIR’S REPORT

Members During 2014	Meetings eligible to attend	Meetings attended

Lord Burns (Chair)	7	7
Mike Amato	7	7
Ana Botín (until 25 February 2014)	2	2
Roy Brown	7	7
Bruce Carnegie-Brown	7	7
Alain Dromer	7	6
Juan Rodríguez Inciarte	7	7
Rosemary Thorne	7	7
Scott Wheway	7	6

Membership, attendance and skills

During 2014, we held seven meetings. The members of the Committee and attendance at meetings held in the year are shown in the table above. With effect from 1 January 2014, the membership of the Committee was expanded to include Mike Amato, Alain Dromer and Scott Wheway. This enabled all Independent Non-Executive Directors to contribute to the important business covered by the Committee. As a result of Bruce Carnegie-Brown’s appointment to the Board of Banco Santander, S.A. on 12 February 2015 he ceased to be deemed independent on the Board of the Company. The Code recommends that a majority of members of the Board Nomination Committee are independent. As a result of the membership changes referred to above, the Committee satisfies this membership criterion.

In addition, Ana Botín relinquished her membership of the Committee on 25 February 2014 resulting in the membership comprising solely Non-Executive Directors. With effect from 1 January 2015, Shriti Vadera was appointed a member of the Board Nomination Committee and will assume the role of Chair of the Committee with effect from 30 March 2015, aligned to the date that she assumes the role of Chair of the Board of Directors.

Key responsibilities

The key responsibilities delegated to the Board Nomination Committee are set out on page 157.

Overview of 2014 activities

Throughout the year, we remained focussed on the continuous improvement of the Board and Board Committees. This included the ongoing review of the Board’s structure, size and composition. In particular, significant time was committed to the search for my successor as Chair and the appointment of Nathan Bostock as Deputy CEO and ultimately CEO. We were supported with the search for the Chair position by Russell Reynolds Associates. In addition, we considered the ongoing importance of the balance of membership of the Board and Board Committees, diversity of skills and experience, and succession planning arrangements in place at both a Board and senior management level. As part of our activities throughout the year, diversity remained a key consideration and important area of focus, supported by the publication of a Board Diversity Policy to complement the already established Santander UK Diversity & Inclusion Policy. An overview of key activities for the year is shown below.

Chair’s succession

One of the key responsibilities of the Board Nomination Committee is to lead the process for any appointments to the Board. This includes a formal, rigorous and transparent procedure for the appointment of new directors, with candidates identified and selected on merit against objective criteria with due regard to the benefits of diversity on the Board.

In particular, the Board Nomination Committee started to plan for my successor as Chair in the first quarter of 2014, following the announcement of my intention to step down as Chair of the Board by the year-end. This process was led by Scott Wheway, one of the Company’s Independent Non-Executive Directors, utilising his extensive experience in this area. With the support of Russell Reynolds Associates, a comprehensive search was conducted, having due regard to objective criteria as well as the diversity agenda. This comprehensive search resulted in the appointment of Shriti Vadera as my successor. Shriti Vadera brings a wealth of experience in the UK and global economies, as well as extensive banking experience, and is committed to building on our record as a scale challenger in UK banking and our work to help people and businesses prosper. Shriti Vadera assumed the role of Joint Deputy Chair with effect from 1 January 2015 to ensure an orderly transition and will formally succeed me as Chair on 30 March 2015, at which point I will relinquish my position on the Board.

CEO appointment

Following the death of the then Banco Santander Group Chairman, Emilio Botín, Ana Botín assumed the role of Banco Santander Group Executive Chairman with effect from 10 September 2014. As a result, she relinquished the office of CEO of Santander UK plc on 29 September 2014 but remains on our Board as a Non-Executive Director. The appointment of Nathan Bostock as Deputy CEO on 19 August 2014 represented a key step in ensuring that Santander UK was well positioned for succession. As a result, we recommended, and the Board approved, the appointment of Nathan Bostock as CEO of Santander UK with effect from 29 September 2014. Nathan Bostock brings a wealth of experience and an excellent track record in banking, operating at executive levels in the banking sector for over 22 years.

Annual Report 2014	159

Governance

Corporate Governance Report

continued

Succession planning

An important role of the Committee is to ensure that robust succession plans are in place for the Board and senior management team. We spent a great deal of time throughout 2014 reviewing succession plans and ensuring that the succession pipeline and methodology being followed remained robust. Given the work conducted by the Committee in 2014, we are comfortable that succession plans remain in place and continue to evolve which will enable us to continue to take a forward-looking and proactive approach to future Board and senior management appointments aligned to the needs of Santander UK. This position is further evidenced by the appointment of a number of senior level positions from talent within Santander UK. As a result of José María Nus relinquishing his position on the Board with effect from 1 April 2014 to return to a senior role at Banco Santander, S.A., we considered the appointment of a replacement Chief Risk Officer. We were delighted to recommend the appointment of Keiran Foad as Chief Risk Officer (previously Deputy Chief Risk Officer) as successor to José María Nus in that capacity. In addition, following Karen Fortunato’s retirement from Santander UK, we appointed Shaun Coles as her successor as Company Secretary (previously Deputy Company Secretary).

Board member skills and experience

During 2014, the Committee kept the overall mix of Board member skills and experience under review in order to ensure that the Board remained well placed to meet the future challenges facing Santander UK. In particular, the Committee takes a proactive approach to planning for future appointments ensuring that any recruitment adds to the collective skill set of the Board. Furthermore, the Committee undertakes an annual review of Director time commitment and tenure. Rosemary Thorne, as Independent Non-Executive Director and Santander UK’s designated financial expert, completes nine years in office on 30 June 2015. The Committee has this position under review, together with the need to identify a successor to Bruce Carnegie-Brown as Chair of Board Risk Committee.

Diversity

During the year, the Committee reviewed the Board’s published Diversity Policy, which reflected the new CRD IV regulations which came into force on 1 January 2014. Following review, the Committee recommended the Board Diversity Policy to the Board, which is available on Santander UK’s website www.aboutsantander.co.uk. The Board continues to make progress in broadening the diversity of the Board and of senior management. In 2015, the Board intends to make further progress against the policy to ensure that it continues to drive the benefits of a diverse Board and colleagues across the business.

At 31 December 2014, 12% of the Board was female and, following the appointment of Shriti Vadera, female representation increased to 18%. Gender diversity statistics for Santander UK can be found on page 22. Although we are pleased with the progress achieved, we believe that diversity should be considered in its broadest sense, encompassing experience and background. We remain committed to maintaining a diverse Board as well as moving further towards our aim to have 25% female representation on the Board by 2017. However, all Board appointments will continue to be based on merit, with the prime consideration being to maintain and enhance the Board’s overall effectiveness.

Corporate governance

The Committee oversaw the Board’s governance arrangements to ensure that they reflected best practice and remained fit for purpose. In 2014, the Committee received regular corporate governance updates from the Company Secretary. The reports detailed the impact of emerging regulation would have on the Board and its corporate governance practices. The Committee also examines the proposed corporate governance disclosures in Santander UK’s Annual Report.

Board effectiveness

Throughout 2014, the Committee remained mindful of the actions identified and recommended by Bvalco Ltd as part of the external Board effectiveness review conducted during 2013. Such actions were aligned to the Board’s commitment to continuous improvement, which remains a key area of focus.

Planned activities for 2015

For 2015, we will maintain our support for the Board’s commitment to continuous improvement. We will undertake a further effectiveness review in 2015 in preparation for a future externally facilitated review. The composition of the Board and Board Committees will remain under constant review in order to ensure that we remain well placed for the future challenges ahead. In particular, we will continue to monitor and enhance the skills and experience requirements of Santander UK to ensure that we are best placed to deliver against our strategic objectives. Ensuring that robust succession plans are in place and kept under regular review will continue to be an important part of our work for 2015. We remain fully aware of the emerging developments in Corporate Governance arrangements applicable to banking institutions and will continue to take these into account throughout 2015 and beyond.

We will continue to consider Board and senior management diversity, including further progressing our aims under Santander UK’s Board Diversity Policy. Future Board appointments will continue to be made on merit, having due regard for the benefits of diversity, including gender. We will also continue to develop measurable objectives to implement the Board Diversity Policy which will be aligned with our ambitions in this important area.

Lord Burns

Chair of Board Nomination Committee

160	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

BOARD RISK COMMITTEE CHAIR’S REPORT

Members During 2014	Meetings eligible to attend	Meetings attended

Bruce Carnegie-Brown	12	12
(Chair)
Mike Amato	12	11
Roy Brown	12	12
José María Carballo	12	12
Antonio Escámez	12	9
Rosemary Thorne	12	12
Scott Wheway	12	11

Membership, attendance and skills

During 2014, we held 12 meetings and established a sub-committee for the purpose of approving Santander UK’s stress test results as detailed below. The members of the Committee and attendance at meetings held in 2014 are shown in the table above. On 1 January 2014, the membership of the Committee was expanded to include Scott Wheway. The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. With the exception of Antonio Escámez and José María Carballo, all members are Independent Non-Executive Directors therefore satisfying this membership criterion. As a result of my appointment to the Board of Banco Santander, S.A. on 12 February 2015, I ceased to be deemed independent on the Board of the Company. As a result, I will step down as Chair of the Committee as soon as a successor is appointed.

Key responsibilities

The key responsibilities delegated to the Board Risk Committee are set out on page 157.

Overview of 2014 activities

Throughout the year, the Committee received comprehensive Enterprise-Wide Risk Management reports from the Risk Division and Executive to enable it to oversee the performance of Santander UK against the approved Risk Appetite, including a focus on top and emerging risks, which are outlined on pages 36 to 38 and set out in detail in the Risk Review on pages 25 to 144. These reports were supplemented by more detailed reviews of particular aspects of our risk profile on a periodic basis, together with deep dives into specific matters requested by the Committee, further detail on which is set out below. We also reviewed the Risk Appetite and Risk Framework as set out below.

Consistent with last year, credit risk, operational risk and conduct risk continue to be our main areas of focus. Other matters reviewed included the capital and liquidity position, including stress scenarios, significant internal control matters, and other specific risks such as IT and pensions. The Committee also reviewed in detail Santander UK’s ICAAP, its Recovery and Resolution Plan, and its ILAA, making recommendations in respect of each to the Board.

The Committee met its key responsibilities as follows:

Advise the Board on the overall Risk Appetite, tolerance and strategy

The reports from the Risk Division enabled us to oversee Santander UK’s performance against the 2014 Risk Appetite, which was approved by the Santander UK Board in 2013. We reviewed and challenged the risk management information provided to us, seeking further reports, analysis and explanations from the Risk Division and other units responsible for the control of risk and business functions, as appropriate, to ensure a full understanding of the risks facing Santander UK. This was then used to assess and challenge proposals from the Executive in respect of Risk Appetite throughout the year, with the Committee reviewing management’s recommendations regarding specific limits in the business. At our meeting in December, we reviewed and challenged the proposed Risk Appetite for 2015 in detail and recommended this to the Board for approval.

Review the effectiveness of the risk management systems and internal controls

We received regular reports on the implementation of the risk control self assessment programme during the course of the year and considered the results of this programme at our meeting in December. In recognition of the importance of risk culture in the effective delivery of risk management and internal controls, we also monitored the implementation and embedding of Santander UK’s Risk Culture programme, including its alignment to the Santander Way and ‘Simple, Personal, Fair’.

Review the risk management framework and recommend it to the Board for approval

Following the approval by the Board of a revised Risk Framework, as recommended by the Committee we approved individual frameworks for each risk type and worked to ensure that the Risk Framework was being embedded consistently across Santander UK during the year. In the second half of 2014, we conducted our annual review of Santander UK’s Risk Appetite to ensure that it remained appropriate for the business and that Santander UK’s strategy was consistent with its Risk Appetite.

Annual Report 2014	161

Governance

Corporate Governance Report

continued

Oversee and advise the Board on Santander UK’s current risk exposures and future risk strategy

During 2014, we reviewed Santander UK’s exposure to the risks below and also analysed emerging themes, including regulatory, macroeconomic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Board Risk Committee review

Credit risk	The Committee considered monthly reports on the overall credit quality of Santander UK’s loan portfolios. Specific areas of focus included:

	—	Retail Banking – forbearance, the standard variable rate mortgage portfolio, mortgage affordability, and the development of risk systems.

	—	Commercial Banking – higher risk elements of the portfolio, principally corporate real estate.

	—	Corporate & Institutional Banking – large exposures and country risk.

Market risk	The Committee considered a detailed presentation on market risk and also reviewed the use of trader prices and Santander UK’s systemic exposure to LCH Clearnet (‘the London Clearing House’).

Balance sheet management risks

The Committee reviewed Santander UK’s ILAA and ICAAP regulatory submissions, which we then recommended to the Board for approval. The review of the stress scenarios helped us to satisfy ourselves that balance sheet management risks were being effectively mitigated by management.

During the year the Committee also considered proposed changes to Santander UK’s defined benefit pension scheme (the ‘Scheme’) and the proposed Scheme Deficit Repair Plan.

Operational risk

A significant amount of the Committee’s time during 2014 was devoted to the consideration of operational risk matters, ranging from the monitoring of the delivery of the overall Operational Risk Transformation Programme and embedding of risk policies, through to consideration of specific areas of operational risk such as document retention, the management of supplier risk and fraud prevention.

During the year, a series of operational risk key risk indicators was developed, which we reviewed, challenged and approved. Operational risk remains an area of significant regulatory focus for Santander UK with the PRA conducting a detailed review during the autumn, the results of which we considered.

Conduct risk

We oversaw the implementation within Santander UK of the changes required in respect of the MMR and the transfer of regulation of consumer credit business from the Office of Fair Trading to the FCA. Conduct risk has been a lens through which we have reviewed various business change initiatives such as the creation of a retail branch in Jersey and further product simplification.

The Committee monitored customer satisfaction feedback and complaints, and oversaw the results of mystery shopping exercises undertaken by Santander UK to assure itself about the embedding of cultural change across the business and to drive improvement in customers’ experience in dealing with Santander UK.

The Committee also considered conduct risks associated with interest-only mortgages.

Regulatory risk

Throughout the year the Committee monitored the volume of regulatory change emanating from the UK, Europe and the US, considering the ramifications for Santander UK and providing feedback to management in respect of related consultation exercises.

On the conduct of business, the volume of demands from regulators with respect to stress testing, multiple Asset Quality Review, market reviews and general information requests place an extraordinary burden on Santander UK and on the resources of the Risk Division in particular.

Legal risk	The Committee considered progress with embedding legal risk awareness within Santander UK, leading to more effective controls and decreased legal risk.

162	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Other significant areas of focus included:

Area of focus	Board Risk Committee review

Stress testing

As part of the new Bank of England Concurrent Stress Test, the Committee (and subsequently a sub-committee consisting of myself, Rosemary Thorne and Scott Wheway established to devote additional time and focus) provided review and challenge of both the stress testing approaches and results.

We monitored the development of the PRA’s requirements; reviewed the stress scenarios and constraints; monitored the process and governance by which the stress testing was conducted; considered management’s interpretation of the scenarios, together with the significant assumptions made, providing advice and recommendations. The sub-committee gave final recommendation to the Committee and Board to formally approve the stress test results.

Information Technology (‘IT’)

During the year, the Committee reviewed a range of IT risk-related matters including cyber security, legacy systems and the programme for Santander UK’s new Data Centre.

Given the issues experienced by some other banks, we also reviewed Santander UK’s IT resilience, including new key risk indicators, and approved a new IT Risk Appetite statement.

Change programmes	We assessed and challenged the risk aspects of a range of change programmes during the year and reported to the Board on our findings.

Scottish independence

As part of its monitoring of emerging risks during the year, the Committee considered a detailed report setting out the potential risk to both Santander UK and the economy generally of a ‘Yes’ vote in the referendum which took place in September 2014.

Wholesale banking risk	During 2014, we reviewed a programme to improve the management and controls around our wholesale business, in light of our strategic plans for growth in this area.

Planned activities for 2015

Priorities for 2015 will remain similar to those in 2014. Enterprise-Wide Risk Management and the progression of embedding the Risk Framework will be a continued priority along with the Risk Culture programme. Credit risk, together with operational risk and conduct risk will be our prime focus in respect of risk types. The changing regulatory environment and its implications continue to be significant agenda items as will emerging macro economic factors (such as the slowdown in economic growth in the eurozone) and emerging social and political developments (including the UK General Election).

In order to ensure that the risk management arrangements deliver outcomes that are consistent with our focus on financial resilience and improving our customer experience, we will: closely monitor financial and non-financial risk performance against Risk Appetite; challenge management on risk-related issues; and keep a focus on emerging risks including the UK political, economic and regulatory environment, and IT developments. This will enable us to develop a better radar screen of forward-looking risk, improving our ability to anticipate risks to the successful execution of Santander UK’s strategy.

Bruce Carnegie-Brown

Chair of Board Risk Committee

Annual Report 2014	163

Governance

Corporate Governance Report

continued

BOARD AUDIT COMMITTEE CHAIR’S REPORT

Members During 2014	Meetings eligible to attend	Meetings attended

Rosemary Thorne (Chair)	15	15
Bruce Carnegie-Brown	15	15
Alain Dromer	15	15
Manuel Soto	15	15

Membership, attendance and skills

During 2014, we held 15 meetings. The members of the Committee and attendance at meetings held during 2014 are shown in the table above. On 1 January 2014, Roy Brown and José María Carballo stepped down and Alain Dromer and Manuel Soto were appointed to the Committee. The new members bring considerable financial experience to the Committee.

The Code recommends that at least three members of the Board Audit Committee are independent and the Committee satisfied this requirement throughout the year. As a result of Bruce Carnegie-Brown’s appointment to the Board of Banco Santander, S.A. on 12 February 2015 he ceased to be deemed independent on the Board of the Company. Notwithstanding his loss of independence, he will continue to serve as a member of the Committee. However, the composition of the Committee remains under review.

Financial expert

The Board has determined that I have the necessary qualifications and experience to qualify as a Board Audit Committee financial expert. This determination is based in part on my 15 years’ experience as a Finance Director of a number of FTSE 350 Index companies, and my membership on the Financial Reporting Review Panel and the Hundred Group of Finance Directors Main Committee.

Key responsibilities

The key responsibilities delegated to the Board Audit Committee are set out on page 157.

Overview of 2014 activities

We received regular reports throughout the year from Finance, the External Auditors, Internal Audit, Compliance and Legal & Secretariat and also regularly meet with the Executive and senior management. In my capacity as Board Audit Committee Chair, I meet in private session with key members of the management team and the External Auditors ahead of each meeting. I also attend meetings with the PRA, the FCA, the Financial Reporting Council (‘FRC’), and the British Bankers’ Association (‘BBA’) both on an individual basis and together with the Chairs of Audit Committees of other major UK banks and financial services institutions. I also attend technical briefings for financial services firms at major professional services firms.

Financial reporting and policy

Our main area of activity in 2014 continued to surround Santander UK’s financial reporting cycle, primarily the Annual Report, the Half-Yearly Financial Report, and the Quarterly Management Statements. As part of this, we considered all material changes to accounting treatment and areas of significant management judgement to ensure that they were appropriate.

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

164	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

During 2014, we focused on the following significant financial reporting matters in relation to the financial statements and disclosures:

Key financial reporting issues/judgements	Board Audit Committee review and conclusions

Conduct provisions

The provision for conduct remediation activities for PPI and other retail products is highly judgemental and requires significant assumptions including complaint volumes, uphold rates and redress costs.

Conduct remediation provisions, principally those in connection with PPI and other retail products including wealth and investments, continued to be an area of focus in 2014.

We continued to scrutinise the level and adequacy of conduct remediation provisions, particularly PPI in light of the ongoing uncertainty around complaint volumes, uphold rates and redress costs. In particular, we noted that PPI provisioning amongst the other UK banks had continued to evolve and claim volumes remained unpredictable. Based on unutilised provisions, estimates for future provision utilisation and likely future costs, management increased the PPI provision by £95m in 2014. Ahead of approving the 2014 Annual Report, we challenged management on the appropriateness of their assumptions and reviewed the available data including the monthly trend of remediation payments. We also reviewed the level of disclosure in the 2014 Annual Report. We considered whether subsequent trends supported the assumptions used for the 2014 Annual Report and assessed unutilised provisions against key assumptions for future claims experience, referrals to the FOS and remediation costs.

In respect of other retail products in 2014, management increased the provision in respect of mis-selling of wealth and investment products by £45m following the outcome of customer contact exercises. We challenged management as to the adequacy of the additional provision and reviewed the key assumptions. Conduct remediation issues relating to interest rate derivatives and CPP card protection were largely completed in 2014.

Taking all of the above matters into account, we agreed with management’s judgement on the level of conduct remediation provisions and the approach to conduct remediation disclosures. Details of conduct remediation provisions can be found in Note 35 to the Consolidated Financial Statements.

Credit provisions Determining the appropriateness of credit provisions remains one of the most significant areas of management judgement.

During the year, detailed reports were prepared for us by management, including a comprehensive paper on the mortgage provision methodology. We reviewed the sensitivity of the underlying risk model to changes in house prices and the need to make an adjustment to reflect the higher probability of some loans going into arrears.

Our discussions also focused on potentially higher risk areas of the portfolios such as interest-only loans, commercial real estate in the corporate sector and forbearance across all portfolios. We supported management’s decision to expand disclosures on interest-only mortgage loans, and also addressed market interest in potential overheating of the residential property market by overseeing the expansion of disclosures on larger loans and loans in Greater London.

These discussions allowed us to satisfy ourselves of the robustness of the processes in place and the key assumptions made by management.

Impairment of goodwill

A significant level of goodwill from past acquisitions is held on the balance sheet and the determination of its recoverable amount requires significant management judgement, particularly around growth and discount rates.

As part of our general update on management judgements at our December meeting, we challenged management’s overall proposal that no impairment of goodwill was required. Detailed discussion of this proposal satisfied us that management’s approach remained appropriate.

Disclosures relating to goodwill can be found in Note 24 to the Consolidated Financial Statements.

Revenue recognition The recognition of revenue, particularly net interest income, is an area of focus.

In the light of market developments and an increased regulatory focus, we took the opportunity to review revenue recognition in greater detail. When considering interest income on mortgages, recognised using the ‘effective interest rate’ method, we reviewed management’s assumptions concerning the expected lives of the products and the treatment of product-related fees and charges, and we challenged management on the appropriate presentation of revenue in the financial statements. Following challenge, we were satisfied with management’s approach.

Disclosures of net interest income, net fee and commission income, and net trading and other income can be found in Notes 3, 4 and 5 to the Consolidated Financial Statements.

Annual Report 2014	165

Governance

Corporate Governance Report

continued

Key financial reporting issues/judgements	Board Audit Committee review and conclusions

Retirement benefit obligations

Because of the complexity of the calculations of the value of retirement benefit obligations and the underlying actuarial assumptions, retirement benefit obligations is an area of considerable management judgement.

Management reported on their key assumptions used to calculate the value of the retirement benefit obligations and regular reports were received on the matter generally. We noted that the calculations continue to be prepared with the assistance of actuarial advisers. When assessing the retirement benefit obligation, we recognised that, although some of the assumptions were based on observable market data, there remained others that require significant management judgement such as mortality, discount rates, and pension and salary increases. As a result, these were an area of considerable focus for the Committee as they can have a significant impact on the pension assets and liabilities recognised in the balance sheet. We also challenged the presentation and disclosure of the gain arising from the pensionable salary cap, and changes in actuarial assumptions.

Following challenge, we were satisfied with management’s approach.

The disclosures in connection with retirement benefit obligations can be found in Note 35 to the Consolidated Financial Statements; the disclosure of the gain arising from the pensionable salary cap can be found in Note 6 to the Consolidated Financial Statements.

Vacant property Due to the branch de- duplication programme, the provision for the costs associated with these properties prior to their final disposal or lease termination is an area of focus.

We reviewed the adequacy and appropriateness of provisions made by management and their expected utilisation. We also challenged management about the judgements made as to when it was appropriate to recognise vacant property provisions. We also reviewed the disclosures made in respect of branch de-duplication (see ‘Disclosures in the Annual Report’ section below).

Following challenge, we were satisfied with management’s approach.

The disclosures in connection with vacant property can be found in Note 35 to the Consolidated Financial Statements.

Software impairment

During 2014, as part of management’s regular review of intangible fixed assets, software relating to redundant systems was written off due to changes in product and digital strategies.

We reviewed the software relating to redundant systems and challenged management on the appropriateness of the write-offs including the sufficiency of data and supporting documentation. We also reviewed the disclosures made in respect of software impairment (refer to ‘Disclosures in the Annual Report’ section below).

Following challenge, we were satisfied with management’s approach.

The disclosures in connection with software impairment can be found in Note 24 to the Consolidated Financial Statements.

In addition, during the 2014 year-end process we focused on the following financial policy matters:

Valuation of financial instruments

The valuation of financial instruments held at fair value is a complex area and significant judgement is required with respect to those financial instruments where there was no observable market data.

We noted that the volume of financial instruments held at fair value where there was no observable market data remained small. We remained satisfied with management’s valuation approach and the relevant disclosures. We also considered management’s approach towards the disclosure of the fair value of financial instruments carried at amortised cost, particularly as there was often little or no observable market data on which to base their fair values, and were satisfied with management’s approach.

Disclosures in connection with the valuation of financial instruments can be found in Note 44 to the Consolidated Financial Statements.

Hedge accounting policies Due to the complexity of the application of these policies and their potential impact on the financial results, hedge accounting policies remain a significant area of focus.

We reviewed management’s approach and satisfied ourselves that it was in compliance with IFRS. The Committee discussed with management the different types of hedges used by Santander UK and how these were in accordance with Santander UK’s hedge accounting policies, properly documented and tested for hedge effectiveness. We noted that management had placed Base Rate tracker mortgages into fair value hedge relationships for the first time in 2014.

Disclosures in connection with hedge accounting can be found in Note 15 to the Consolidated Financial Statements.

166	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Other significant areas of focus particularly relating to the Annual Report included:

Area of focus	Board Audit Committee review and conclusions

Disclosures in the Annual Report

We reviewed reports from management on the level of disclosure in the Annual Report and the Half Yearly Financial Report covering matters such as requirements arising from the adoption of new or revised accounting standards, benchmarking against peer banks, and ‘hot topics’ and other areas of regulatory focus relevant to the banking industry. The reports also covered disclosure recommendations of the Enhanced Disclosure Task Force (‘EDTF’), and those made by the British Bankers’ Association Disclosure Working Group (with input from the PRA), in accordance with the principles of the Code for Financial Reporting Disclosure. Our work included oversight of the enhancement of the Annual Report to improve clarity of disclosures.

We also received reports from the Disclosure Committee, a committee chaired by the Chief Financial Officer and with a membership of senior executives from across Santander UK and responsible for ensuring the completeness and accuracy of disclosure by the Company in its external reporting.

We evaluated the judgements which impacted the results for 2014 and the related disclosures including the pension net gain, software write-offs, and provisions for conduct remediation and branch de-duplication. We also evaluated the judgements made regarding the presentation of these items in the Half Yearly Financial Report and the Annual Report.

Related party transactions

We considered the internal controls over transactions conducted with other entities in the Banco Santander group. Santander UK is subject to PRA limits on exposures to, and on liquidity provided to, other members of the Banco Santander group. In this regard, we noted the Internal Audit report over these arrangements and that no significant control issues arose. We also noted that these arrangements, including significant transactions, are also considered on a regular basis by the Board Risk Committee and where appropriate, the Board.

On this basis we were able to satisfy ourselves, as part of our review of the Annual Report, on the appropriateness of related party disclosures.

The Directors’ going concern disclosures

As part of our ongoing review of the Company’s financial performance, we satisfied ourselves that there are sufficient financial resources available to continue the operations of the Company. We also considered the Company’s resilience in the face of stress and adaptability in the face of changing circumstances.

As part of our review of the financial statements, we also considered the going concern statement and were satisfied with the level of disclosure.

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

Annual Report 2014	167

Governance

Corporate Governance Report

continued

Internal Control

Robust systems of internal control are essential for a bank operating in a complex and changing business environment. We receive reports from management, Internal Audit and the External Auditors and review the effectiveness of both audit functions.

Function	Board Audit Committee review and conclusions

Internal Audit

We oversaw the Internal Audit function and its activities to ensure its independence and effectiveness in the context of Santander UK’s overall risk management framework including, in particular, internal control. We discharged our responsibilities by reviewing and challenging the Internal Audit Plan and Audit Reports provided to us.

The Committee oversaw the appointment of the new UK Head of Internal Audit as proposed by Banco Santander, S.A., following the onward rotation of the incumbent (to elsewhere in the Banco Santander group). The candidate was subject to a rigorous interview and, on completion of the process, the Committee was pleased to recommend the candidate’s appointment in light of his credentials for the role and skills and experience.

We oversaw the ongoing implementation of the Internal Audit continuous improvement plan. The plan was initially developed to respond to actions identified by the independent review of the effectiveness of the Internal Audit function and to respond to changes required by the Chartered Institute of Internal Auditors’ Code on Effective Internal Audit in the Financial Services Sector. It evolved to include matters identified as part of Internal Audit’s ongoing effectiveness review. We received regular reports on progress and have supported Internal Audit with its growth plans. In particular, we have supported the recruitment of additional functional expertise which we believe will further strengthen the team and provide an even more integrated partnership with the business. As part of their induction programme, four new function heads of Internal Audit were invited to attend a Committee meeting to provide the wider context to their work and facilitate open dialogue with the Committee members.

The Committee continued to oversee the implementation of outstanding audit recommendations. This included receiving regular reports which focused on the most significant audits and the progress made on issues identified. Where deemed appropriate, it was agreed the responsible executive would attend to provide an update on progress. The number of outstanding audit recommendations saw a good evolution during the year and reduced. The Committee continues to ask management to identify and focus on themes identified in the audit recommendations to ensure matters can be addressed appropriately.

Management’s reporting on internal control

In addition to receiving regular reports from Internal Audit and the External Auditors on internal control matters and ensuring that appropriate action was being taken by management, we receive regular reports from Compliance on such matters as internal fraud and key conduct and non-financial regulatory risks. We receive reports from Finance on internal controls over financial reporting and review the level of deficiencies identified in management’s testing.

Section 404 of the Sarbanes-Oxley Act requires management to report on the adequacy of Santander UK’s internal controls with regard to financial reporting. Santander UK adopts the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) framework in this regard. In 2014, Santander UK adopted the 2013 Internal Control – Integrated Framework (the ‘2013 Framework’), which was issued by COSO in 2013 to replace the existing framework with effect from 15 December 2014. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of internal controls.

Management kept the Committee updated on the scope and progress of the project plan to meet the new requirements ahead of implementation. The updated and enhanced controls were independently tested and certified as part of the Year-End Control Self-Assessment process and the Committee was satisfied with the results.

During the year, we received a report from executives responsible for IT and ensured that appropriate action was being taken by management on matters identified requiring action. In addition, the Legal & Secretariat Division provided reports on any material litigation cases and their progress.

168	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Function	Board Audit Committee review and conclusions

Whistleblowing

The Legal & Secretariat Division provides reports on Whistleblowing. During the year, we oversaw the implementation of the enhanced Whistleblowing Policy, including the confidential Whistleblowing Line provided through an external service provider. The new line continues to be a great success in that it has continued to raise the profile of the Whistleblowing Policy across the business. The Committee sees Santander UK’s Whistleblowing Policy as playing an essential role in embedding Santander UK’s culture and values at all levels of Santander UK and provides an indication of Santander UK’s success in doing this.

In the second half of the year, the Committee held a more focussed discussion on trends, root causes and peer analysis and as a result requested enhanced information for future reporting to deepen its understanding further.

External Auditors

We oversaw the work and re-appointment of the Company’s External Auditors, Deloitte LLP, who have been the External Auditors since 1999. We reviewed the External Auditors’ effectiveness and were satisfied with the rigour of the audit and service. This was done through a detailed assessment covering all areas of the external audit process. We were satisfied it was appropriate to continue to support their re-appointment as auditors.

During 2014, the FRC conducted a thematic review of the quality of audits of banks and building societies and the audit work of Santander UK was reviewed as part of this process. We were satisfied by the actions proposed by our auditors in response to the findings of the FRC’s review of the Santander UK 2013 audit and are encouraged by the overall improvement by audit firms noted in the thematic report. Santander UK remains committed to ensuring our External Auditors are able to achieve consistently high quality audit standards.

We pre-approved the payment of fees for all audit-related work. We ensured the independence of the External Auditors through maintaining and keeping under review a robust non-audit services policy to limit the scope of services they may provide. In addition, we satisfy ourselves there is no potential for a conflict of interest when considering their suitability for non-audit work.

We consider the audit plan and receive regular written and verbal reports from the External Auditors as part of the financial reporting cycle. Their work related to management judgements is set out above. We reviewed the summary of misstatements not corrected by management and satisfied ourselves that they were quantitatively and qualitatively immaterial, both individually and in aggregate. We also discussed with the External Auditors the level of disclosures in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it was appropriate. We regularly discuss developments in financial reporting, including changes to accounting standards, statute and best practice.

We received reports from the External Auditors on internal control matters identified as part of their audit and ensured that management were taking appropriate action with respect to their recommendations.

I meet with the External Auditors ahead of each Committee meeting and at other times, where appropriate. We met as a Committee in private session frequently throughout the year to allow the External Auditors to raise any matters without management being present.

Planned activities for 2015

For 2015, we will continue to focus on ensuring the robustness of the financial reporting process. We will consider the impact of new accounting requirements, the regulatory environment and general industry conditions. We will also continue to assist the Internal Audit function with the implementation of the changes identified as part of its continuous improvement plan.

Rosemary Thorne

Chair of Board Audit Committee

Annual Report 2014	169

Governance

Directors’ Remuneration Report

Directors’ Remuneration Report

BOARD REMUNERATION OVERSIGHT COMMITTEE CHAIR’S REPORT

Members During 2014	Meetings eligible to attend	Meetings attended

Roy Brown (Chair)	9	9
Mike Amato	9	8
Bruce Carnegie-Brown	9	9
Alain Dromer	9	8
Scott Wheway	9	8

Membership, attendance and skills

During 2014, we held nine scheduled meetings. The members of the Committee and attendance at meetings held in 2014 are shown in the table above. With effect from 1 January 2014, Mike Amato, Alain Dromer and Scott Wheway joined the Committee and José María Carballo and Rosemary Thorne stepped down as Committee members. Collectively, the members of the Committee have a wealth of experience and bring extensive knowledge, insight and perspective from their involvement with other organisations.

Throughout the year all the members of the Committee were considered by Santander UK to be independent, as defined in the Code, and free from any business or other relationship that could materially affect the independence of their judgement. None of the Committee members have any personal financial interest in the Company (other than as shareholders of Banco Santander, S.A.), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business.

Key responsibilities

The key responsibilities delegated to the Committee are set out on page 157.

Introduction and Chair’s summary statement

In 2014, Santander UK delivered a strong performance against its strategic priorities. We increased significantly the numbers of loyal and satisfied customers. Against becoming the ‘bank of choice for UK companies’, we continued to deliver improvements to our services for SMEs as well as large corporates. We also saw profit before tax increase 26% to £1,399m and our capital position further improved, in respect of our objective of delivering consistent profitability and a strong balance sheet. Santander UK’s approach to remuneration should be set against that performance as well as a thorough assessment of the enterprise risks faced by it. Against this background, I would like to share with you the remuneration practices and policies for the Executive Directors, including the payments made to them in respect of performance during 2014.

This Remuneration Report is divided into three parts; the Board Remuneration Oversight Committee Chair’s Report; the Remuneration Report which summarises our policies and practices in the compensation arena; and the Remuneration Implementation Report which shows how the remuneration policy has been applied. Although the remuneration policy disclosures primarily focus on the remuneration of our Executive Directors, the broad policy principles will continue to inform the way in which all our senior management personnel are remunerated.

You will also see in the Remuneration Report several mechanisms that are intended to create alignment of interest between stakeholders and Executive Directors. For example, 50% of any annual bonus payment is converted into shares in Banco Santander, S.A., with vesting deferred for three years. The performance measures under-pinning our longer-term variable remuneration plans are structured to support and incentivise performance in line with Santander UK’s strategic objectives, encourage prudent risk management and should drive the right behaviours in line with our desired culture and values.

170	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’	Further Remuneration
	Report	Report	Report	Disclosures

Overview of 2014 activities

During 2014, the Committee continued to focus on ensuring that Santander UK’s remuneration policies were consistent with prudent risk management as well as remaining compliant with applicable regulation, aligned to best-practice and competitive with our peers. The Committee remained mindful of the regulatory environment and the context in which Santander UK conducts its business. We continued to support remuneration practices that promote financial stability, strong risk management processes and the behaviours we wish to see in Santander UK’s culture.

The management and control of conduct risk was a key focus for the Committee, where our remuneration policies and practices can really have a material impact in driving both the desired behaviours in our employees and the right outcomes for our customers. As a result, throughout 2014, the Committee gave significant attention to seeking improvements in the remuneration structures operating in the Retail Banking Division. The Committee worked with the Retail Banking and People & Talent teams to look again at the design of our own incentive schemes. These dovetailed well with changes elsewhere in Santander UK’s business to do things in a Simple, Personal and Fair manner, and in line with the Santander Way.

Board Remuneration Oversight Committee calendar in 2014

January 2014	February 2014	April 2014

— Update on risk adjustment events — 2013 aggregate bonus pool approvals — Update on Anti-Money Laundering (‘AML’) programme — Review of senior management remuneration arrangements for the year ahead

—   Approval of Retail Banking incentive schemes

—    Approval of 2013 remuneration disclosures for the Annual Report

—    Review of senior management remuneration arrangements for the year ahead

—    Approval of the 2014 Sharesave Scheme

—   Quarterly remuneration risk adjustment review

—    Update on 2014 bonus framework

—   Review of performance rating principles

—    Update on pensions

—   Update on Retail Banking incentive schemes

—    Update on market allowances policy

June 2014	July 2014	September 2014

—   Changes to senior management remuneration arrangements

—   Bonus scheme rules review, including remuneration framework review

—   Santander UK reward overview

—    Update on 2013 long-term incentives and review of proposals for 2014

—    Update on pensions

	— Quarterly remuneration risk adjustment review — Review of 2014 Material Risk Takers/Code Staff — 2014 variable remuneration overview	— Update on 2014 Material Risk Takers/Code Staff — Approval of Retail Banking incentive schemes — Approval of 2014 long-term incentives — Update on the 2014 Sharesave Scheme

October 2014	November 2014	December 2014

—   Quarterly remuneration risk adjustment review

—    Review of regulatory Remuneration Policy Statement

—    Review of 2014 end-of-year pay and bonus timetable

—    Review of clawback proposals

—   Changes to Santander UK remuneration framework

—   Approval of 2014 performance adjustment recommendations

—    Further review of 2014 end-of-year pay and bonus timetable

—    Annual review of scheme rules and remuneration framework documentation

—    Approval of regulatory Remuneration Policy Statement

—    Update to 2014 remuneration disclosures for the Annual Report

— Further review of 2014 end-of-year remuneration events — Approval of Retail Banking and Commercial Banking incentive schemes — Further update to 2014 remuneration disclosures for the Annual Report

Annual Report 2014	171

Governance

Directors’ Remuneration Report

continued

In addition to the above topics, at every meeting, the Committee reviews its forward-looking agenda and considers the implications on remuneration of any new or on-going key risk events, a management update on topical regulatory activity relevant to Santander UK and the environment in which it operates. In addition, we receive an update from our independent adviser on significant developments that are relevant and of interest to the Committee’s work.

The Committee continued to scrutinise senior management remuneration in the context of both Santander UK and individual performance. Individual bonus awards and deferred remuneration were assessed against performance adjustment standards and in line with our regulators’ rules and expectations.

Our challenges

European regulatory requirements introduced a cap on the variable element of remuneration for Material Risk Takers in large banking organisations such as ours. With shareholder approval, variable pay is permitted to a maximum of 200% of fixed pay. The Committee strongly believes in the link between pay and performance and we would like Santander UK to have the flexibility to provide total remuneration packages that allow it to attract and retain the best talent available to deliver Santander UK’s strategy. We are also careful to ensure that fixed costs are properly managed. Therefore, we approved Santander UK’s proposal to allow it to award variable remuneration up to the maximum of 200% of fixed remuneration. This, in turn, was approved by our ultimate parent company, Banco Santander, S.A. and its shareholders.

Key changes to Executive Directors in 2014

Nathan Bostock was appointed to the Board as an Executive Director and Deputy CEO on 19 August 2014 and was subsequently appointed CEO on 29 September 2014. Ana Botín relinquished her office of CEO on 29 September 2014 following her appointment as Executive Chairman of Banco Santander, S.A. and remained on the Board as a Non-Executive Director. José María Nus, who had served as Chief Risk Officer and Executive Director, resigned from the Board on 1 April 2014 and returned to a senior role at the Banco Santander group.

Since the year-end, Shriti Vadera joined the Board as joint Deputy Chair on 1 January 2015 and will succeed Lord Burns as Non-Executive Chair on 30 March 2015. The Board have determined that for the purpose of the Code, Shriti Vadera was independent upon appointment. In addition, Bruce Carnegie-Brown ceased to be deemed independent upon his appointment to the Board of Banco Santander, S.A. on 12 February 2015.

Nathan Bostock’s remuneration package on appointment as Deputy CEO was approved, as was his remuneration on appointment as CEO. With effect from 1 March 2014, Stephen Jones’ basic salary increased from £525,000 to £550,000 and Steve Pateman’s basic salary increased from £625,000 to £640,000. 2014 also saw the introduction of a revised Banco Santander group LTIP which included awards to UK Code Staff including the Executive Directors.

Planned activities for 2015

2015 will see a continued focus on ensuring that Santander UK’s remuneration practices remain robust and fair in an ever-changing regulatory environment. In July 2014, the UK regulators proposed significant changes to the Remuneration Code that, subject to the outcome of their consultation exercise, are expected to see changes coming into force in 2015. The proposed changes are aimed at strengthening the alignment of risk and reward in organisations such as ours and will have wide-ranging impacts on our remuneration structures and practices. Allied to the changes we expect to see in the Remuneration Code, will be the associated impacts resulting from the introduction of new UK regulatory frameworks to replace the Approved Persons regime. A major part of those new frameworks, the Senior Managers’ Regime, will cover Executive Directors. The proposed changes to the Remuneration Code will likely impose different deferral requirements on those under the umbrella of the Senior Managers’ Regime.

We will also be expecting the EBA to issue revised guidance to national regulators that will likely also shape future remuneration structures for regulated firms in the UK like ours. The Committee will continue to devote appropriate time to ensuring that these regulations are met and that they have the relevant understanding of the business to ensure that this is done in a way that continues to support Santander UK’s objectives. Against that backdrop, the Committee will be engaged in 2015 in assisting the Executive with a total remuneration review for the senior management group, including Executive Directors, to ensure our reward propositions are fair, consistent, market-competitive and compliant with those expected regulatory changes. The Committee will also be assisting the Executive with the implementation of the changes necessary to its remuneration framework, policies and processes to implement the PRA’s requirements on major banks to introduce clawback on variable remuneration paid after 1 January 2015.

As in previous years, we believe that in delivering on our strategic priorities, our people will be proud to work for Santander UK, our customers will be loyal and satisfied, and we will deliver consistent profitability and a strong balance sheet, enabling us to help people and businesses prosper. That is why we will ensure that pay is aligned to performance against those strategic priorities.

I hope you will find this summary clear and informative.

Roy Brown

Chair of Board Remuneration Oversight Committee

172	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’	Further Remuneration
	Report	Report	Report	Disclosures

REMUNERATION REPORT

This report has been prepared on behalf of the Board by the Board Remuneration Oversight Committee (‘the Committee’) in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, to the extent practicable. Because the Company is not fully quoted (as defined by the Companies Act 2006), some of the requirements have no practical application for Santander UK and have not been included.

Remuneration policy and principles

Santander UK’s success depends upon the performance and commitment of talented employees. Our remuneration policies are designed to attract, retain and motivate high calibre individuals to deliver our business strategy and reinforce our values in the context of a clearly articulated prudent Risk Appetite and a Santander UK-wide risk framework. We operate and apply a consistent approach to reward for all employees. In particular, our reward packages should support the delivery of our strategic priorities.

For the Executive Directors, base salaries are benchmarked to the median for our comparator group and an appropriate proportion of the total remuneration package is variable and linked to corporate, business unit and individual performance as well as Santander UK’s Risk Appetite. The Committee will ensure that individual remuneration packages are structured to align rewards with Santander UK’s performance. In this way, we balance the requirements of our major stakeholders.

The Committee reviews the performance targets in variable remuneration schemes regularly to ensure that they are both challenging and closely linked to Santander UK’s strategic priorities. Such schemes incorporate features to encourage sound risk management practices. These features include deferral of part of our annual bonus payments and the ability of the Committee to reduce or cancel the deferred element if it emerges that the original assessment of performance did not justify the award.

The performance of the Executive Directors for the purposes of any annual bonus award is assessed against a balanced scorecard incorporating financial and strategic measures. These focus on the following measures of the success of both Banco Santander, S.A. and Santander UK:

–	Customer satisfaction as measured by an independent third-party;
–	The level of achievement of net income and how well capital usage is managed as measured through Return on Risk Weighted Assets (‘RORWA’);
–	Risk adjustments including performance relative to competitors and quantitative and qualitative measures as regards risk, balance sheet and other quality standards; and
–	Risk adjustments required by the Committee including an assessment of all enterprise risks and performance against risk targets.

In reviewing Executive Director remuneration, the Committee takes into account the pay and employment conditions of all our employees and we receive regular updates as to such matters as salary increases for the general employee population, Company-wide benefit provisions and overall spend on annual incentives. No employee or Executive Director is involved in setting his/her own remuneration.

Annual Report 2014	173

Governance

Directors’ Remuneration Report

continued

Elements of package

The key individual elements of the Executive Directors’ remuneration package are summarised below.

Fixed pay

Element	Purpose and link to strategy		Operation

Base salary	—	Base salary reflects the role of the individual taking account of responsibilities and experience, and pay in Santander UK as a whole. It helps to recruit and retain Executive Directors and forms the basis of a competitive remuneration package. The level of fixed pay aims to be sufficient so that inappropriate risk-taking is not encouraged.	—

Base salaries of the Executive Directors are reviewed annually, appropriately benchmarked against the FTSE 50 Index and with particular reference to the other major UK banks and reflect the role, job size and responsibility as well as performance and effectiveness of the individual. Pay awards for the Executive Directors take account of prevailing market and economic conditions, governance trends and the approach to employee pay throughout the organisation. The Committee considers the results of the annual reviews and make its recommendations in advance of any change in base salaries taking effect.

Pension	—	Provides post-retirement benefits for participants in a cost-efficient manner.	—	Executive Directors receive a cash allowance in lieu of pension. Nathan Bostock is also a deferred member of Santander UK’s defined benefit pension scheme from previous service with Santander UK.

Other benefits	—	Benefits are offered to Executive Directors as part of a competitive remuneration package.	—	Executive Directors receive private medical insurance for them and their dependants, life assurance and health screening. Executive Directors are also eligible to participate in Santander UK’s all-employee share schemes on the same terms as all other employees.

Variable pay
Element	Purpose and link to strategy		Operation
Annual incentives	—	Incentivise and reward the achievement of Santander UK’s annual financial and strategic targets.	—

Executive Directors participate in Banco Santander, S.A.’s annual bonus scheme for the global management population. The bonus pool is determined by performance against targets for net income and capital usage, and adjusted based on key performance indicators for risk factors. Once the bonus pool has been agreed, individual awards are assessed against individual performance. Behaviour metrics are included in the assessment process to ensure that the individual is focused on both short and long term strategy.

—

Deferral levels are set at the time of award and in compliance with regulatory requirements (which currently require that at least 60% of bonus is deferred and at least 50% of bonus is paid in shares or other instruments). Deferred awards normally vest after three years (subject to continued employment) and, in the event of performance adjustment being required, the Committee may reduce the level of deferred award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set.

Long-term incentive schemes	—	In 2014, Banco Santander, S.A. introduced a revised Long-Term Incentive Plan (‘LTIP’) for its senior executives and other nominated employees across the Banco Santander, S.A. group, including participants from Santander UK (including the Executive Directors). The LTIP reinforces the alignment of the Executive Directors in achieving the common objectives of the Banco Santander group and the creation of value over the long-term. The LTIP also acts as a retention tool.	—

Vested awards are made in the form of shares in Banco Santander, S.A.. The levels of conditional awards are set at the time of grant, in compliance with regulatory requirements, and may be subject to a discount in determining total variable remuneration under the rules set by the EBA.

—

The number of unconditional shares a participant actually receives depends on Banco Santander, S.A.’s performance against the performance criteria. For awards granted in 2014, performance will be measured against Banco Santander, S.A.’s Total Shareholder Return (‘TSR’) relative to companies in a peer comparator group in 2014. TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of dividends in Banco Santander, S.A.’s shares) during the three-year performance period.

			—	After vesting, awards are deferred for three years in three equal tranches. The ultimate number of shares to be delivered is determined by the position against target TSR in each of the three years of deferral.

174	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’	Further Remuneration
	Report	Report	Report	Disclosures

Further information on individual remuneration elements

Base salary

Base salaries were last increased with effect from March 2014. The table below sets out the base salaries for the Executive Directors at 31 December 2014 and 2013.

Base salary	2014 £000	2013 £000
Ana Botín (until 29 September 2014)	–	1,702
Nathan Bostock (appointed 19 August 2014)	1,450	–
José María Nus (resigned 1 April 2014)	–	650
Stephen Jones	550	525
Steve Pateman	640	625

Variable pay

The Executive Directors participate in two variable pay plans: i) an annual bonus scheme, which rewards performance against challenging targets over the year; and ii) the Banco Santander group LTIP, as described in the ‘Elements of package’ section above.

Variable pay awarded for the year	2014 £000	2013 £000
Ana Botín (until 29 September 2014)	1,782	1,878
Nathan Bostock (appointed 19 August 2014)	890	–
José María Nus (resigned 1 April 2014)	–	563
Stephen Jones	1,287	1,034
Steve Pateman	1,500	1,324

Executive Directors’ remuneration on recruitment

Where we recruit an Executive Director (whether externally or internally), we aim to position base salary at an appropriate level, taking into consideration a range of factors including the individual’s previous remuneration, experience, internal relativities, an assessment against relevant comparator groups and cost. Other elements of remuneration will be established in line with the Remuneration Policy set out in the executive remuneration structure table on page 174. Annual variable pay for new appointees will comprise a maximum award of 200% of fixed pay.

If the Committee concludes that it is necessary and appropriate to secure an appointment, relocation support and international mobility benefits may also be provided depending on the circumstances. Any compensation provided to an Executive Director recruited externally for the forfeiture of any award under variable pay arrangements entered into with the previous employer is considered separately to the establishment of forward looking annual remuneration arrangements. For such ‘buy-outs’, we seek to agree a reasonable level of award, on a like-for-like basis, taking into consideration the quantum of forfeited awards, their performance conditions and vesting timetable. The Committee retains discretion, subject to the above, to make such compensation as it deems necessary and appropriate to secure the relevant Executive Director’s employment.

Annual Report 2014	175

Governance

Directors’ Remuneration Report

continued

Executive Directors’ service agreements and terms

Executive Directors’ terms and conditions of employment are set out in individual service agreements which include a notice period of six months. The agreements may be terminated immediately with payments in lieu of notice. In the event of termination for gross misconduct neither notice nor payment in lieu of notice is required and any deferred awards fall away.

Compensation for loss of office in Executive Directors’ service agreements is limited to the payment in lieu of notice. Payment of variable compensation is conditional on the relevant plan rules or is otherwise awarded at the Committee’s discretion. Typically the amount is pro rata to the period of service during the year. The Committee has discretion to reduce the entitlement of a good leaver in line with performance and the circumstances of the termination. In the event of a compromise or settlement agreement, the Committee may make payments it considers reasonable in settlement of potential legal claims. This may include an entitlement to compensation in respect of their statutory rights under employment protection legislation in the UK or other jurisdictions. The Committee may also include in such payments reasonable reimbursement of professional fees in connection with such arrangements.

The Executive Directors have served on the Board for the periods shown below at 31 December 2014:

Name of Director	Date of appointment	Length of Board service
Nathan Bostock	19 August 2014	0 years 4 months
Stephen Jones	6 March 2012	2 year 10 months
Steve Pateman	1 June 2011	3 years 7 months

Other directorships

None of the current Executive Directors hold any paid external directorships.

Former directors

Ana Botín ceased to be an Executive Director on 29 September 2014, but has continued as a Non-Executive Director of the Company. José María Nus resigned as an Executive Director on 1 April 2014 on his appointment to a senior position with Banco Santander, S.A. in Spain.

Shareholding requirements

There is no requirement on Executive Directors to build a shareholding in the shares of Banco Santander, S.A. as a result of their employment by Santander UK.

Chair and Non-Executive Directors

The Chair’s fee is reviewed and approved by the Committee. The fees paid to Non-Executive Directors are reviewed and approved by the Executive Directors and the Chair. Fees are reviewed annually taking into account information on fees paid in similar companies as well as the time commitment for the role.

Non-Executive Directors are paid a base fee, with an additional supplement for serving on or chairing a Board Committee. The fee policy is reviewed annually and Non-Executive Directors fees were increased with effect from 1 January 2014. The 2014 fee structure is shown in the table below.

Fees paid	Board		Board	Board	Board	Board
			Audit	Risk	Remuneration	Nomination
			Committee	Committee	Oversight	Committee
					Committee
	£000		£000	£000	£000	£000
Chair (inclusive of membership fee)	625	(1)	60	60	40	–
Member	90		25	25	20	20

(1)	With effect from 1 January 2015, the Chair’s fee has been increased to £650,000.

All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair and Shriti Vadera as Joint Deputy Chair where 12 months’ written notice is required. Neither the Chair nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payment in lieu of notice at the option of the Company. Neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership, bonus or incentive arrangements.

176	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’	Further Remuneration
	Report	Report	Report	Disclosures

Chair and Non-Executive Directors’ fees

Fees paid	Board		Board	Board	Board	Board		Total	Total
			Audit	Risk	Remuneration	Nomination		2014	2013
			Committee	Committee	Oversight	Committee
					Committee
	£000		£000	£000	£000	£000		£000	£000
Lord Burns	625	*	–	–	–	–	*	625	600
Ana Botín (from 29 September 2014) (1)	–		–	–	–	–		–	–
Roy Brown	90		–	25	40*	20		175	172
José María Carballo	90		–	25	–	–		115	150
Antonio Escámez	–		–	–	–	–		–	–
Bruce Carnegie-Brown	90		25	60*	20	20		215	185
José María Fuster	–		–	–	–	–		–	–
Juan Rodríguez Inciarte	–		–	–	–	–		–	–
Rosemary Thorne	90		60*	25	–	20		195	185
Mike Amato	90		–	25	20	20		155	40
Alain Dromer	90		25	–	20	20		155	20
Scott Wheway	90		–	25	20	20		155	20
Manuel Soto	90		25	–	–	–		115	13

*	= Chair

(1)	Ana Botín’s salary as an Executive Director in 2014 is shown on page 175.

Annual Report 2014	177

Governance

Directors’ Remuneration Report

continued

REMUNERATION IMPLEMENTATION REPORT

Introduction

This Remuneration Implementation Report outlines how our Remuneration Policy was implemented in 2014 and how it is intended to operate in 2015.

Role of the Board Remuneration Oversight Committee

The Committee operates according to formal Terms of Reference which are reviewed regularly in light of best practice and legal, regulatory and corporate governance developments.

The Committee is primarily responsible for overseeing and supervising the Banco Santander group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. It provides governance and strategic input into Santander UK’s executive and employee remuneration and reward activities. Furthermore, it plays a key role in ensuring the UK framework and reward strategy attracts and retains talent, motivates performance and ensures compliance with regulatory remuneration requirements, whilst encouraging the demonstration of appropriate behaviours. The Committee’s full Terms of Reference are available on Santander UK’s website www.aboutsantander.co.uk.

External consultants

In carrying out their responsibilities, the Committee seeks independent external advice as necessary and continued to retain the services of PwC during the year. The Committee first appointed PwC as independent advisors in 2012, following a competitive tender process. PwC attended all Committee meetings during 2014, providing independent commentary on matters under consideration by the Committee, supporting the approach to compliance with remuneration regulations and providing updates on legislative requirements, best practice and market practice appropriate to the remit of the Committee. PwC charged fees based on a time and materials basis, applying a rate card, and fees for services provided during the financial year did not exceed £300,000 inclusive of VAT.

The Committee is comfortable that the PwC engagement partner and team provide objective and independent remuneration advice to the Committee and do not have any connections with the Company that may impair their independence. In addition to providing advice on executive remuneration, PwC has provided other consultancy advice to the Santander UK group in the financial year. However, the Committee was not involved in the recommendation of their appointment and is satisfied there is no conflict with their role as independent advisers to the Committee.

PwC is a founding member of the Remuneration Consultants Group and voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultinggroup.com.

In addition to the use of PwC as independent consultants, the Committee is also supported by the Chief People Officer & General Counsel, the Reward Director, the Chief Risk Officer, the Director of Compliance and the Company Secretary who provide support and advice to the Committee, as required.

Membership of the Board Remuneration Oversight Committee

During 2014, the Committee comprised Roy Brown (Chair), Bruce Carnegie–Brown, Mike Amato, Alain Dromer and Scott Wheway.

The Chair of the Board, the CEO, the Chief Financial Officer, the Financial Controller, the Chief Risk Officer, the Company Secretary and the Chief People Officer & General Counsel are able to attend meetings upon request, except in instances where their own remuneration and/or reward arrangements are discussed, or in other circumstances where their attendance would not be appropriate.

Policy considerations of employment conditions elsewhere in Santander UK

The Committee reviews annually and takes account of the remuneration trends elsewhere including the relationship between Executive Director remuneration and the remuneration of other Santander UK employees. The Committee is also responsible for approving the design of, and determining targets for, any material performance-related pay plans operated by Santander UK. The Committee is kept informed on a regular basis as to:

–	Santander UK’s engagement with its recognised trade unions on matters relating to pay and benefits for all employees;
–	Annual pay reviews for the general employee population;
–	Santander UK group-wide benefit provisions; and
–	The design of, the monitoring of and the overall spend on annual incentive arrangements.

Stakeholders’ views

Santander UK recognises the value of regular dialogue with stakeholders. Santander UK consults with investor representatives and key stakeholders, such as Santander UK’s main regulators, the FCA and the PRA. Formal consultation on the remuneration of Executive Directors is not undertaken with employees. However, employee opinion surveys are undertaken annually on employee engagement, and discussion on remuneration matters generally takes place with union representatives during the annual pay review cycle and on relevant employee reward matters.

178	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’	Further Remuneration
	Report	Report	Report	Disclosures

Differences in remuneration policy for all employees

Our performance, reward and benefits approach supports and drives our business strategy and reinforces our values in the context of a clearly articulated Risk Appetite. We apply a consistent approach to reward for all employees. All employees are entitled to base salary and benefits and have the opportunity to receive an element of performance-related compensation, subject to their role and reward band. The maximum opportunity of performance-related compensation available is based on the seniority and responsibility of the role. In addition, a small minority of roles have benefitted from a non-consolidated allowance where there has been upward developments in fixed remuneration in comparator roles outside Santander UK which may be a temporary change in market conditions. Such allowances give Santander UK a degree of flexibility in its fixed remuneration proposition. The operation of such allowances will be reviewed in 2015 in light of regulatory developments in 2014.

Relative importance of spend on pay

The amounts and percentage change in profit and total employee costs for the years ended 31 December 2014 and 2013 were:

	2014 £000	2013 £000	Change %
Profit before tax	1,399	1,109	26
Total employee costs	1,091	978	12

Aggregate Directors’ remuneration

The total remuneration of the Directors for the years ended 31 December 2014 and 2013 was:

	2014 £	2013 £
Salaries and fees	6,697,041	6,183,203
Performance-related payments(1)	5,459,000	4,800,051
Other taxable benefits	–	–

Total remuneration excluding pension contributions	12,156,041	10,983,254
Pension contributions	–	–
Compensation for loss of office	–	–

	12,156,041	10,983,254

(1)	In line with the PRA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 41 to the Consolidated Financial Statements.

Executive Directors’ remuneration (audited)

The total remuneration of each Executive Director for the years ended 31 December 2014 and 2013 was:

	Salary and fees		Other benefits(1)		Performance related payments (Paid and deferred) (2) (3)		LTIP(3)		Pension allowance		Total
	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000
Ana Botín(4)	1,699	1,978	34	52	1,782	1,878	–	–	–	–	3,515	3,908
Nathan Bostock	535	–	6	–	890	–	–	–	187	–	1,618	–
José María Nus	516	1,122	3	10	–	563	–	–	–	–	519	1,695
Steve Pateman	637	625	1	1	1,500	1,324	–	–	223	219	2,361	2,169
Stephen Jones(5)	546	525	1	1	1,287	1,034	–	–	191	184	2,025	1,744

Total	3,933	4,250	45	64	5,459	4,799	–	–	601	403	10,038	9,516

(1)	Other benefits comprise cash and non-cash benefits.
(2)	In line with the PRA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 41 to the Consolidated Financial Statements.
(3)	See the Remuneration Policy for details of how the Bonus and LTIP outcomes were determined.
(4)	Ana Botín was an Executive Director for part of the year as described on page 153.
(5)	The remuneration figure for Stephen Jones does not include £1,451,589 (2013: £1,333,842) related to a buy-out of deferred performance-related payments in respect of his previous employment as this is not in relation to his qualifying service as a director of the Company and has been excluded from the Executive Directors’ remuneration.

These totals exclude emoluments received by Executive Directors in respect of their primary duties as directors or officers of Banco Santander, S.A. in respect of which no apportionment has been made. No Executive Directors participate in Santander UK’s Defined Benefit pension scheme, although Nathan Bostock is a deferred member of that scheme from previous service with Santander UK.

Annual Report 2014	179

Governance

Directors’ Remuneration Report

continued

Chair and Non-Executive Directors’ remuneration (audited)

The single total amounts of remuneration for each Non-Executive Director for the years ended 31 December 2014 and 2013 were:

	Total remuneration
	2014 £000	2013 £000
Chair
Lord Burns	670	625
Non-Executive Directors
Ana Botín (appointed 29 September 2014)(1)	–	–
Roy Brown	189	183
José María Carballo	115	150
Antonio Escámez	–	–
Bruce Carnegie-Brown	215	190
José María Fuster	–	–
Juan Rodríguez Inciarte	–	–
Rosemary Thorne	200	190
Mike Amato	250	65
Alain Dromer	168	23
Scott Wheway	167	23
Manuel Soto	144	18

Total	2,118	1,467

(1)	Ana Botín’s salary as an Executive Director in 2014 is shown on page 175.

These totals exclude emoluments received by Directors in respect of their primary duties as directors or officers of Banco Santander, S.A. in respect of which no apportionment has been made.

Exit payments

Ana Botín left the Company’s service as an Executive Director during the year ended 31 December 2014, but remained as a Non-Executive Director from 29 September 2014. In addition, José María Nus left the Company’s service in the year and returned to a senior role in the Banco Santander group. No payments for compensation for loss of office were paid to, or receivable by, Ana Botín, José María Nus or any other Director. Certain past directors receive ex-gratia pensions as set out in Note 42 to the Consolidated Financial Statements.

Annual performance bonus

For each Executive Director, the 2014 bonus is assessed on performance against targets for net income and capital usage, and the aggregate bonus pool was adjusted based on a mix of key performance indicators.

Based on the financial and risk adjustment assessment, the Committee applies its judgement in determining the bonus outcomes. It takes into consideration any other factors, particularly in relation to legacy issues and conduct risk matters.

Long-Term Incentive Plan

In 2014, the Executive Directors were granted conditional awards under the revised Banco Santander, S.A. group LTIP. The following table shows those conditional awards under the LTIP. Further information on the LTIP can be found in note 42 to the Consolidated Financial Statements.

	2014 £000	2013 £000
Ana Botín	–	–
Nathan Bostock	150	–
Stephen Jones	165	–
Steve Pateman	165	–

Certain Key Management Personnel and other nominated individuals were granted conditional awards under the 2014 LTIP. Further details can be found in Note 42 to the Consolidated Financial Statements.

180	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’	Further Remuneration
	Report	Report	Report	Disclosures

Other remuneration disclosures

The remuneration of the eight highest paid senior executive officers for the year ended 31 December 2014 is detailed below. Senior executive officers are defined as members of the Executive Committee (excluding Executive Directors).

Individuals	1 £000	2 £000	3 £000	4 £000	5 £000	6 £000	7 £000	8 £000
Fixed remuneration (including any	1,049	737	673	542	746	727	433	513
non-cash and taxable benefits)
Buy-out award(1)	–	–	–	120	–	–	–	–
Variable remuneration (cash – paid)	360	472	424	250	216	204	302	260
Variable remuneration (cash – deferred)	540	708	636	375	324	306	452	390

2014 remuneration	1,949	1,917	1,733	1,287	1,286	1,237	1,187	1,163

LTIP	–	–	–	–	–	–	–	–
Severance award	–	–	–	–	–	–	–	–

(1)	Buy-out of deferred performance related payments in connection with previous employment.

By Order of the Board Remuneration Oversight Committee

Roy Brown

24 February 2015

Annual Report 2014	181

Directors’ Report

Introduction

The Directors have pleasure in submitting their report together with the financial statements for the year ended 31 December 2014. The information in the Directors’ Report is unaudited, except where marked as audited.

Corporate structure

Santander UK plc is a subsidiary of Santander UK Group Holdings Limited, which is a wholly owned subsidiary of Banco Santander, S.A.. The ordinary shares of the Company are not traded on the London Stock Exchange. Note 23 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company, the nature of each subsidiary’s business and details of branches. Note 38 to the Consolidated Financial Statements provides details of the Company’s share capital.

The structural relationship of Santander UK with the Banco Santander group – the ‘subsidiary model’

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as Santander UK, operating in core markets, with each unit being responsible for its own liquidity, funding and capital management on an on-going basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander, S.A. has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander, S.A. to take advantage selectively of opportunities. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this by relying on the strength of its own balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group (other than certain of the Company’s own subsidiaries) to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of the Company’s own subsidiaries).

Exposures to other Banco Santander group members are established and managed on an arm’s length commercial basis. All inter-group transactions are monitored by the Santander UK Board Risk Committee and transactions which are not in the ordinary course of business must be pre-approved by the Santander UK Board. In addition, Santander UK is subject to PRA limits on exposures to, and on liquidity provided to, other members of the Banco Santander group.

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

Whilst the Company is a subsidiary of Banco Santander, S.A., the Company’s corporate governance model ensures that the Board and Executive make their own decisions on funding, capital and liquidity, having regard to what is appropriate for Santander UK’s business and strategy.

Business review

Details of Santander UK’s activities and business performance during 2014 are set out in the Strategic Report on pages 1 to 24 and the Financial Review on pages 189 to 218.

182	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

Profit and dividends

The consolidated profit after tax for the year was £1,110m (2013: £890m). The Directors do not recommend the payment of a final dividend for 2014 (2013: £nil). Two interim dividends were declared on the Company’s ordinary shares in issue during the year. The first dividend of £237m was declared on 24 June 2014 and paid on 24 September 2014; the second dividend of £250m was declared on 16 December 2014 and is expected to be paid in March 2015.

Events after the balance sheet date

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (‘SCUK’) entered into an agreement with Banque PSA Finance, S.A. (‘BPF’), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (‘PSA’). PSA, BPF and SCUK have set up a corporation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry.

Share capital

Details of the Company’s share capital, including the rights and restrictions that apply to each class of shares, can be found in Note 38 to the Consolidated Financial Statements which are incorporated by reference into this report. The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association and as determined by the UK Companies Act 2006.

Research and development

Santander UK has a comprehensive product approval process and policy and develops new products and services in each of its business divisions in the ordinary course of business. All new products, campaigns and business initiatives are reviewed and approved by Santander UK’s Product Approval and Oversight Committee.

Financial instruments

The financial risk management objectives and policies of Santander UK, the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure of Santander UK to credit risk, market risk, and liquidity risk are outlined in the Risk Review.

Directors

The names and biographical details of the current Directors are set out on pages 146 to 151 and are incorporated into this report by reference. The details of their remuneration are set out in the notes as indicated below. Nathan Bostock was appointed to the Board on 19 August 2014 and assumed the role of CEO on 29 September 2014. Ana Botín relinquished her office as CEO on 29 September 2014 following her appointment as Executive Chairman at Banco Santander, S.A.. In addition, José María Nus resigned from the Board on 1 April 2014 to return to a senior role at Banco Santander, S.A.. Shriti Vadera joined the Board as Joint Deputy Chair on 1 January 2015 and will succeed Lord Burns as Non-Executive Chair on 30 March 2015.

All Directors are appointed and retired in accordance with the Company’s Articles of Association and the UK Companies Act 2006. The Company does not require the Directors to offer themselves for re-election every year or that new Directors appointed by the Board offer themselves for election at the next Annual General Meeting. All Non-Executive Directors, including the Chair, serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair and Shriti Vadera as Joint Deputy Chair where 12 months’ written notice is required. The appointments of Ana Botín, Juan Rodríguez Inciarte, José María Fuster, José María Carballo, José María Nus, Antonio Escámez and Manuel Soto were all proposed by Banco Santander, S.A.. The Company may pay an Executive Director in lieu of notice instead of requiring them to serve their notice period. The details of their emoluments and interests can be found in the remuneration report on pages 173 to 181.

Directors’ remuneration, retirement benefits, interests and related party transactions (audited)

Details of aggregate remuneration received by the Directors of the Company in 2014 and 2013 are found in Note 42 to the Consolidated Financial Statements. The remuneration, excluding pension contributions, of the highest paid Director are contained in the Directors’ Remuneration Report on page 179 and Note 42 to the Consolidated Financial Statements. Details of the fees paid to Non-Executive Directors in 2014 and 2013 are contained in the Directors’ Remuneration Report on page 180. Defined benefit pension schemes are provided to certain Santander UK employees. See Note 36 to the Consolidated Financial Statements for a description of the schemes and the related costs and obligations and Note 42 to the Consolidated Financial Statements for retirement benefits accruing for any directors under a defined benefit scheme. For details of related party transactions, see Note 43 to the Consolidated Financial Statements.

Directors’ indemnities

Indemnities are provided to the Directors of the Company, its subsidiaries and associated companies by the Company against liabilities and associated costs which they could incur in the course of their duties to the Company. A copy of each of the indemnities is kept at the Company’s registered address shown in ‘Contact and Other Information’ in the ‘Shareholder Information’ section of this Annual Report.

Annual Report 2014	183

Governance

Directors’ Report

continued

Employees

Our goal to be the best bank for our customers is only achievable if we reach our aspiration to be the best bank for our people. An environment that provides excellent opportunities for career progression, and a culture that recognises individual needs and encourages accountability and teamwork are key to achieving this goal.

Employee involvement

Communication

Santander UK wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across Santander UK. ‘The Village’ is a social site for staff to share information, ideas and best practice. The ‘We are Santander’ site connects staff to all the information they need about working for Santander UK. Santander UK also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect Santander UK’s performance. Santander UK considers employees’ opinions and asks for their views on a range of issues through regular Company-wide surveys.

Consultation

Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (‘CWU’). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives within the business at both national and local levels.

Employee share ownership

Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (‘Sharesave’) Scheme and a Share Incentive Plan (‘SIP’), the latter of which allows employees to purchase Banco Santander, S.A. shares from gross salary. Eligible senior management can participate in a Banco Santander group long-term incentive plan. In addition, for certain eligible employees, arrangements remain outstanding under the closed Alliance & Leicester SIP. Shares have also been granted to eligible employees in receipt of vested deferred bonus awards. All the share options and awards relate to shares in Banco Santander, S.A. See Note 41 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

Pension schemes

Santander UK operates a number of defined contribution pension schemes. The Santander Retirement Plan, an occupational defined contribution scheme has been the principal pension scheme since 2009, which eligible employees are enrolled in automatically. The assets of the Santander Retirement Plan are held in a separate trustee-administered fund.

Santander UK also operates a number of defined benefit pension schemes, which are closed to new members. The principal pension scheme is the Santander (UK) Group Pension Scheme, which consists of seven separate actuarially-segregated sections and has a corporate trustee, Santander (UK) Group Pension Scheme Trustees Limited. The assets of the Santander (UK) Group Pension Scheme are invested in the Santander (UK) Common Investment Fund which has a corporate trustee, Santander (CF Trustee) Limited. Asset management of the Santander (UK) Common Investment Fund is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Legal advice to the trustees is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Santander UK. During the year, a number of changes were made to the benefits under the Santander (UK) Group Pension Scheme, as set out in Note 36 to the Consolidated Financial Statements.

Disability

Santander UK is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Equality Act 2010 throughout its business operations. Santander UK has processes in place to help train, develop, retain and promote employees with disabilities. It is committed to giving full and fair consideration to applications for employment made by disabled persons having regard to their particular aptitudes and abilities, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustments within the workplace.

Ethical Code of Conduct

Santander UK is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Ethical Code of Conduct published in March 2014, which sets out the standards expected of all employees, and supports the Santander Way and Santander UK’s commitment to being Simple, Personal and Fair.

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

184	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

These terms and conditions require that employees must:

–	Abide by all relevant laws and regulations;
–	Act with integrity in all their business actions on Santander UK’s behalf;
–	Not use their authority or office for personal gain;
–	Conduct business relationships in a transparent manner; and
–	Reject all improper practices or dealings they may be exposed to.

The SEC requires companies to disclose whether they have a code of ethics that applies to the CEO and senior financial officers which promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations and accountability for adherence to such a code of ethics. Santander UK meets these requirements through its Ethical Code of Conduct, the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Business, and the FCA’s Principles and Code of Practice for Approved Persons, with which the CEO and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may want to know about. Santander UK provides a copy of these documents to anyone, free of charge, on application to the address on page 347.

Political contributions

In 2014 and 2013, no contributions were made for political purposes and no political expenditure was incurred.

Corporate social responsibility

For further details on Corporate Social Responsibility, including employee, carbon emission and environmental matters see pages 22 to 24 of the Strategic Report. The carbon emissions disclosure as set out on page 24 is incorporated by reference into the Directors’ Report.

Supervision and regulation

Under the terms of the Financial Services Act 2012, the FSA was replaced by two regulatory bodies, the PRA, which has responsibility for the prudential regulation of deposit takers and insurance companies, and the FCA, which supervises the conduct of business, and seeks to improve outcomes for consumers. Since the enactment of the changes, Santander UK is now authorised by the PRA and authorised and regulated by the FCA and is subject to UK financial services laws and regulations. The key regulatory requirements as related to its material risk factors (including supervision and regulatory risks and risks relating to taxation) are described in the Risk Factors section on pages 327 to 346.

Further details on the impact of regulatory developments can be found in the Risk review on pages 118 and 131. While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the requirements of the SEC for its activities in the US.

Risk management and internal controls

The Board and its Committees are responsible for reviewing and ensuring the effectiveness of management’s system of risk management and internal controls. Details of Santander UK’s risk framework and system of internal controls for risk management can be found in the Risk Review on pages 26 to 144.

Disclosure controls and procedures over financial reporting

Santander UK has evaluated, with the participation of its CEO and Chief Financial Officer, the effectiveness of Santander UK’s disclosure controls and procedures at 31 December 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon Santander UK’s evaluation, the CEO and the Chief Financial Officer have concluded that, at 31 December 2014, Santander UK disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that Santander UK files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Annual Report 2014	185

Governance

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

Santander UK’s internal control over financial reporting includes:

–	Policies and procedures that relate to the maintenance of records that fairly and accurately reflect the transactions and disposition of assets.
–	Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management.
–	Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2014 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in May 2013 (the ‘2013 Framework’). The 2013 Framework superseded the original framework issued by COSO in 1992 on 15 December 2014. Santander UK adopted the 2013 Framework from 15 December 2014. Further details of the changes made are set out below.

Based on this assessment, management believes that, at 31 December 2014, Santander UK’s internal control over financial reporting was effective.

Changes to internal control over financial reporting

As part of the implementation of the 2013 Framework, management undertook a full review of the existing financial control model to ensure compliance with the requirements of the 2013 Framework. As part of this review the existing financial control model was updated and enhanced to recognise the additional requirements of the new Framework. All controls have been tested and certified as part of the Year-End Control Self-Assessment process. Management believes these controls are effective.

Going concern

The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. Santander UK’s business activities and financial position, together with the factors likely to affect its future development and performance, are set out in the Financial Review. Santander UK’s objectives, policies and processes for managing the financial risks to which it is exposed, including capital, funding and liquidity, are described in the Risk Review. The risk factors which could materially affect Santander UK’s future performance are described in the Risk Factors section.

In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, 12 months from the date that the balance sheet is signed. This information includes Santander UK’s results forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance. For capital, funding and liquidity purposes, Santander UK operates on a stand-alone basis; however, in case of stress conditions, it would consult with its ultimate parent company, Banco Santander, S.A. about financial support.
The Directors confirm that they are satisfied that Santander UK has sufficient resources to continue to operate for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

Relevant audit information

Each of the Directors at the date of approval of this report confirms that:

–	So far as the Director is aware, there is no relevant audit information of which Santander UK’s auditor is unaware; and
–	The Director has taken all steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that Santander UK’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.

186	Santander UK plc

Directors	Corporate Governance	Directors’ Remuneration	Directors’
	Report	Report	Report

British Bankers’ Association Code for Financial Reporting Disclosure

Santander UK’s financial statements for the year ended 31 December 2014 have been prepared in compliance with the principles of the British Bankers’ Association Code for Financial Reporting Disclosure.

Directors’ responsibilities

The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (‘IAS’) Regulation to prepare the group financial statements under IFRS, as adopted by the EU, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the EU. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 2006 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare Santander UK’s financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (‘IASB’).

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

IAS 1 requires that financial statements present fairly, for each financial year, the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the IASB’s ‘Framework for the preparation and presentation of financial statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, the Directors are also required to:

–	Properly select and apply accounting policies;
–	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
–	Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and
–	Make an assessment of the Company’s ability to continue as a going concern.

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

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on Santander UK’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditor

Deloitte LLP have expressed their willingness to continue in office as auditor and a resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.

By Order of the Board

Shaun Coles

Company Secretary

24 February 2015

2 Triton Square, Regent’s Place, London NW1 3AN

Annual Report 2014	187

Page intentionally blank

188	Santander UK plc

Financial review

Financial review

190	Income statement review

190	Summarised Consolidated Income Statement

192	Profit before tax by segment

193	- Retail Banking

197	- Commercial Banking

200	- Corporate & Institutional Banking

202	- Corporate Centre

205	Balance sheet review

205	Summarised Consolidated Balance Sheet

207	Reconciliation to classifications in the Consolidated Balance Sheet

208	Securities

209	Loans and advances to banks

210	Loans and advances to customers

211	Derivative assets and liabilities

212	Tangible fixed assets

212	Retirement benefit plans

212	Deposits by banks

213	Deposits by customers

214	Short-term borrowings

215	Debt securities in issue

215	Contractual obligations

215	Off-balance sheet arrangements

216	Interest rate sensitivity

217	Average balance sheet

218	Cash flows

Annual Report	189

Income	Balance	Cash
statement review	sheet review	flows

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Year ended 31 December 2014 £m	Year ended 31 December 2013(1) £m	Year ended 31 December 2012(1) £m
Net interest income	3,434	2,963	2,734
Non-interest income	1,036	1,066	1,949
Total operating income	4,470	4,029	4,683
Administrative expenses	(1,915)	(1,947)	(1,873)
Depreciation, amortisation and impairment	(482)	(248)	(241)
Total operating expenses excluding impairment losses, provisions and charges	(2,397)	(2,195)	(2,114)
Impairment losses on loans and advances	(258)	(475)	(988)
Provisions for other liabilities and charges	(416)	(250)	(429)
Total operating impairment losses, provisions and charges	(674)	(725)	(1,417)
Profit on continuing operations before tax	1,399	1,109	1,152
Tax on profit on continuing operations	(289)	(211)	(271)
Profit on continuing operations after tax	1,110	898	881
(Loss)/profit from discontinued operations after tax	-	(8)	62
Profit after tax for the year	1,110	890	943

Attributable to:
Equity holders of the parent	1,110	890	943
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.

2014 compared to 2013

Profit on continuing operations before tax increased by £290m to £1,399m in 2014 (2013: £1,109m). By income statement line, the movements were:

>

Net interest income increased by £471m to £3,434m in 2014 (2013: £2,963m). This was driven by margin and volume improvements. Management continued to focus on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver savings products in the second half of 2013 and originating new lower cost ISAs in 2014. In addition, there was increased lending in the retail and corporate portfolios.

These increases were partly offset by reduced mortgage stock margins and new lending margin pressures reflecting the lower customer rates available on incentive products as the current environment for mortgage lending led to increased activity. We have been successful in the targeted retention of customers into new Santander UK mortgages.

>

Non-interest income decreased by £30m to £1,036m in 2014 (2013: £1,066m), reflecting lower net banking fees in Retail Banking including higher cashback on 1I2I3 World products, and reduced overdraft fees, partially offset by an increase in credit cards business and new product promotions, and continued growth in 1I2I3 World product balances. There was also lower demand for interest rate and foreign exchange risk management products relating to Commercial Banking customers.

>

Administrative expenses decreased by £32m to £1,915m in 2014 (2013: £1,947m) principally due to a net gain of £218m which arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. This was partially offset by additional project costs, including those relating to our investment programme, as we continued to invest in the growth of the businesses serving SME and corporate customers, as well as developing transactional, interest rate and fixed income capabilities in Corporate & Institutional Banking. Costs remained tightly controlled.

>

Depreciation, amortisation and impairment costs increased by £234m to £482m in 2014 (2013: £248m). This was principally due to software write-offs of £206m for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme. The write-offs are expected to reduce our future depreciation charge.

The increase also reflected further investment in business growth, including the refurbishment of the branch network and enhancements to our digital channels, as well as the commencement of depreciation on a new data centre.

>

Impairment losses on loans and advances decreased by £217m to £258m in 2014 (2013: £475m). The decrease was largely due to lower mortgage impairment losses as a result of improving economic conditions, rising house prices, and prolonged low interest rates.

>

Provisions for other liabilities and charges increased by £166m to £416m in 2014 (2013: £250m). This was predominantly due to higher FSCS, UK Bank Levy, branch de-duplication and conduct charges, partially offset by a decrease in restructuring costs.

Regulatory costs relating to the FSCS of £91m (2013: £88m) and the UK Bank Levy of £74m (2013: £59m) were charged in the year. Other increases included a charge of £50m relating to the costs for our on-going branch de-duplication programme. There was a further provision of £140m including related costs, for conduct remediation. Of this, £95m related to PPI, which following a recent review of claims activity indicated that claims are now expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £11m for the full year, compared to a monthly average of £18m in 2013. The high proportion of invalid complaints continued. There was a net £45m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. See Note 35 to the Consolidated Financial Statements.

>

The taxation charge increased by 37% largely due to higher profits, offset in part by the continued reduction in the main corporation tax rate. The effective tax rate for 2014, based on profit on continuing operations before tax was 20.7% (2013: 19.0%).

190	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

2013 compared to 2012

Profit on continuing operations before tax decreased by £43m to £1,109m (2012: £1,152m). By income statement line, the movements were:

>

Net interest income increased by £229m to £2,963m in 2013 (2012: £2,734m). The key drivers of the increase were improved mortgage margins, as a greater proportion of customers remained on the Standard Variable Rate (‘SVR’), combined with reduced retail funding costs and better stock margins. The increase was also driven by the benefit from the lower cost of deposit acquisition in 2013. The success of the 1I2I3 World enabled us to attract less price-sensitive deposits from our growing primary banking customer base and reduce the pricing of our less relationship-focused savings products. The continued growth in Commercial customer loans generated through the network of regional CBCs which serve our SME clients, our trade finance business (invoice discounting programmes) and credit business with large corporates and the impact of improving new business margins also contributed to the increase in net interest income.

These increases were partly offset by the impact of the managed reduction in selected higher risk elements of the residential mortgage portfolio, decrease in funding costs and the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years.

>	Non-interest income decreased by £883m to £1,066m in 2013 (2012: £1,949m), largely due to a gain of £705m on a capital management exercise in the third quarter of 2012, and not repeated in 2013.

The decrease was also driven by lower income from large corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products, lower investment and protection fees in Retail Banking as we operated under new regulatory rules, which limited new business volumes and a return to more normalised levels in our Equity markets business. The decrease was partially offset by a change to the pricing structure for our current accounts and credit arising from the debit valuation adjustment on derivatives written by Santander UK. This adjustment was introduced in accordance with the requirements of IFRS 13.

>

Administrative expenses increased by £74m to £1,947m in 2013 (2012: £1,873m) principally due to continued investment in the growth of the SME business and investment in growth opportunities for large corporates. We further developed our capacity to support our SME customers, with more customer-facing staff in our growing regional CBC network, as we expand into new financial centres across the UK. We also completed the roll-out of, and customer migration to, the new transactional platform in 2013.

These increases were in part offset by tight cost control, branch de-duplication and the effects of deleveraging of the non-core corporate and legacy portfolios.

>

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

>

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

Credit quality in the Retail Banking and Commercial Banking loan portfolios continued to be satisfactory with improving underlying performance, and on unsecured portfolios due to better credit quality business.

>

Provisions for other liabilities and charges decreased by £179m to £250m in 2013 (2012: £429m). In 2012, provisions for other liabilities and charges included a net provision for conduct remediation of £232m, relating to retail products and to interest rate derivatives sold to corporate customers. In addition, in 2012 there was a £55m write-off of costs arising from the termination of the planned acquisition of the RBS businesses.

No additional provisions were made for PPI in the year. The volume of PPI activity decreased and the number of complaints we received fell 29% in 2013, although the high proportion of invalid complaints continued. Monthly PPI redress costs decreased through the year to an average in the fourth quarter of the year of £11m per month, compared to a monthly average of £18m for the full year 2013 and £26m in 2012. Following a reassessment of the provision required to cover non-PPI related conduct remediation and enforcement actions in relation to interest rate hedging, Card Protection Plan and retail investments, there was a release of £45m during the year. The UK Bank Levy and FSCS fees increased by £13m to £79m in 2013 (2012: £66m). See Note 35 to the Consolidated Financial Statements.

>

The effective tax rate for 2013, based on profit on continuing operations before tax was 19.0% (2012: 23.5%). The reduction in the year was largely attributable to the continued reduction in the main corporation tax rate affecting current and deferred tax.

(Loss)/profit from discontinued operations after tax of £(8)m in 2013 (2012: £62m) comprised the profit before tax of the discontinued operations of £nil (2012: £84m), a loss on sale before tax of £10m, and a tax credit of £2m (2012: tax charge of £22m). The decrease in profit before tax principally reflected the reduction in the size of the co-brand credit cards business prior to the completion of its sale in 2013.

Critical factors affecting results

The preparation of our Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the balance sheet date and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1 to the Consolidated Financial Statements.

The rest of this section contains a summary of the results, and commentary thereon, by income statement line item for each segment.

Annual Report 2014	191

Financial review

Basis of results presentation

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented. The Company’s board of directors (the ‘Board’) is the chief operating decision maker for Santander UK. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows Santander UK’s normal accounting policies and principles, including measures of operating results, assets and liabilities. As described in Note 2 to the Consolidated Financial Statements, following a strategic review, the segmental financial information reported to the Board was revised in the fourth quarter of 2014, and prior periods restated, to designate three distinct customer business segments, which reflect how we now manage and operate the bank: Retail Banking, Commercial Banking and Corporate & Institutional Banking; and allocate indirect income, expenses and charges previously held at the Corporate Centre, which can be attributed to the three customer segments. This included a review of the internal transfer pricing policy, which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions such as conduct, branch de-duplication, the UK Bank Levy and FSCS charges.

With the allocation of indirect income, expenses and charges from the Corporate Centre and with the three distinct customer business segments at differing stages of commercial maturity, we are now able to identify better and drive with greater granularity the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment.

Retail Banking business activities remain broadly unchanged, offering a wide range of products and financial services to individuals and small businesses (with a turnover up to £250,000 per annum). Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite. Large corporates, with an annual turnover above £500m, are now managed in our Corporate & Institutional Banking segment, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. Corporate Centre now predominantly consists of the non-core corporate and legacy portfolios, mark-to-market gains/losses arising from banking book activities and residual term mismatches.

As stated in Note 1 to the Consolidated Financial Statements, Santander UK adopted IFRIC 21 with effect from 1 January 2014. The adoption of IFRIC 21 changed the accounting for the FSCS levy. For segmental reporting purposes, the FSCS is accounted for in Corporate Centre and the segmental analyses for prior years have also been adjusted to reflect this change.

PROFIT BEFORE TAX BY SEGMENT

31 December 2014	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,092	373	75	(106)	3,434
Non-interest income	560	112	277	87	1,036
Total operating income/(expense)	3,652	485	352	(19)	4,470
Administration expenses	(1,543)	(260)	(231)	119	(1,915)
Depreciation, amortisation and impairment	(210)	(60)	(6)	(206)	(482)
Total operating expenses excluding impairment losses, provisions and charges	(1,753)	(320)	(237)	(87)	(2,397)
Impairment (losses)/releases on loans and advances	(187)	(92)	4	17	(258)
Provisions for other liabilities and charges	(395)	(12)	(9)	-	(416)
Total operating impairment losses, provisions and charges	(582)	(104)	(5)	17	(674)
Profit/(loss) on continuing operations before tax	1,317	61	110	(89)	1,399
Profit from discontinued operations after tax	-	-	-	-	-

31 December 2013(1)
Net interest income/(expense)	2,738	284	65	(124)	2,963
Non-interest income	599	113	280	74	1,066
Total operating income/(expense)	3,337	397	345	(50)	4,029
Administration expenses	(1,555)	(231)	(160)	(1)	(1,947)
Depreciation, amortisation and impairment	(195)	(49)	(4)	-	(248)
Total operating expenses excluding impairment losses, provisions and charges	(1,750)	(280)	(164)	(1)	(2,195)
Impairment losses on loans and advances	(359)	(107)	-	(9)	(475)
Provisions for other liabilities and charges	(226)	(17)	(7)	-	(250)
Total operating impairment losses, provisions and charges	(585)	(124)	(7)	(9)	(725)
Profit/(loss) on continuing operations before tax	1,002	(7)	174	(60)	1,109
Loss from discontinued operations after tax	-	-	-	(8)	(8)

31 December 2012(1)
Net interest income/(expense)	2,519	228	29	(42)	2,734
Non-interest income	632	179	417	721	1,949
Total operating income	3,151	407	446	679	4,683
Administration expenses	(1,504)	(187)	(180)	(2)	(1,873)
Depreciation, amortisation and impairment	(192)	(45)	(4)	-	(241)
Total operating expenses excluding impairment losses, provisions and charges	(1,696)	(232)	(184)	(2)	(2,114)
Impairment losses on loans and advances	(420)	(109)	-	(459)	(988)
Provisions for other liabilities and charges	(312)	(47)	(8)	(62)	(429)
Total operating impairment losses, provisions and charges	(732)	(156)	(8)	(521)	(1,417)
Profit on continuing operations before tax	723	19	254	156	1,152
Profit from discontinued operations after tax	-	-	-	62	62
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.

192	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with a turnover of less than £250,000 per annum), through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards and personal loans as well as insurance policies.

Summarised income statement

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	3,092	2,738	2,519
Non-interest income	560	599	632
Total operating income	3,652	3,337	3,151
Administration expenses	(1,543)	(1,555)	(1,504)
Depreciation, amortisation and impairment	(210)	(195)	(192)
Total operating expenses excluding impairment losses	(1,753)	(1,750)	(1,696)
Impairment losses on loans and advances	(187)	(359)	(420)
Provisions for other liabilities and charges	(395)	(226)	(312)
Total operating impairment losses, provisions and charges	(582)	(585)	(732)
Profit on continuing operations before tax	1,317	1,002	723

2014 compared to 2013

Profit on continuing operations before tax increased by £315m to £1,317m in 2014 (2013: £1,002m). By income statement line, the movements were:

>

Net interest income increased by £354m to £3,092m in 2014 (2013: £2,738m). This was largely driven by increased lending and through management focus on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver savings products in the second half of 2013 and originating new lower cost ISAs in 2014.

These increases were partly offset by reduced mortgage stock margins and new lending margin pressures reflecting the lower customer rates available on incentive products as the current environment for mortgage lending led to increased activity. This activity, combined with UK Government schemes (such as Help to Buy), led to an increase in customers moving from Standard Variable Rate (‘SVR’) mortgages. We have been successful in the targeted retention of customers into new Santander UK mortgages.

>

Non-interest income decreased by £39m to £560m in 2014 (2013: £599m). The decrease reflected lower net banking fees, including higher cashback on 1I2I3 World products, and reduced overdraft fees, partially offset by an increase in credit cards business and new product promotions, and continued growth in 1I2I3 World product balances.

>	Administration expenses decreased by £12m to £1,543m in 2014 (2013: £1,555m). The decrease was driven by strong cost management discipline including multi-branch consolidation efficiency savings.

>

Depreciation, amortisation and impairment expenses increased by £15m to £210m in 2014 (2013: £195m). The increase was principally due to further investment in business growth, including new branch systems and enhancements to our digital channels, as well as the commencement of depreciation on a new data centre.

>

Impairment losses on loans and advances decreased by £172m to £187m in 2014 (2013: £359m). This was largely driven by lower mortgage impairment losses as a result of improving economic conditions, rising house prices, prolonged low interest rates and collections efficiencies introduced both in 2013 and 2014. Impairment losses also decreased across the unsecured portfolios due to continued improvements in credit quality, particularly in credit cards and unsecured personal loan portfolios, which benefitted from the good risk profile of our 1I2I3 World customers. The loan loss charge was 0.12% (2013: 0.22%).

>

Provisions for other liabilities and charges increased by £169m to £395m in 2014 (2013: £226m). This was predominantly due to higher FSCS, UK Bank Levy, branch de-duplication and conduct charges, partially offset by a decrease in restructuring costs.

Regulatory costs relating to the FSCS of £89m (2013: £86m) and the UK Bank Levy of £50m (2013: £40m) were charged in the year. Following the adoption of IFRIC 21 on 1 January 2014, the charge for the FSCS is now recognised in the first half of the year as set out in Note 1 to the Consolidated Financial Statements. IFRIC 21 has been applied retrospectively and prior periods have been adjusted. IFRIC 21 has no impact on the Bank Levy.

Other increases included a charge of £50m relating to the costs for our on-going branch de-duplication programme. There was a further provision of £150m including related costs, for conduct remediation. Of this, £95m related to PPI which, following a recent review of claims activity indicated that claims are now expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £11m for the full year, compared to a monthly average of £18m in 2013. The high proportion of invalid complaints continued. There was a net £45m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. See Note 35 to the Consolidated Financial Statements.

There was also a reduced charge for restructuring costs in the year.

Annual Report 2014	193

Financial review

2013 compared to 2012

Profit on continuing operations before tax increased by £279m to £1,002m in 2013 (2012: £723m). By income statement line, the movements were:

>

Net interest income increased by £219m to £2,738m in 2013 (2012: £2,519m). The key drivers of the increase were improved mortgage stock interest margins, as a greater proportion of customers remained on SVR, combined with reduced retail funding costs and better stock margins. The increase was also driven by the benefit from the lower cost of deposit acquisition in 2013. The success of the 1I2I3 World enabled us to attract less price-sensitive deposits from our growing primary banking customer base and reduce the pricing of our less relationship-focused savings products.

These increases were partly offset by the impact of the managed reduction in selected higher risk elements of the residential mortgage portfolio.

>

Non-interest income decreased by £33m to £599m in 2013 (2012: £632m). The decrease reflected lower investment and protection fees as we operated under new regulatory rules, which limited new business volumes. This was partially offset by a change to the pricing structure for current accounts made in 2012.

>

Administration expenses increased by £51m to £1,555m in 2013 (2012: £1,504m). The increase was driven by ongoing investment in business growth focused on improving customer experience, partially offset by the consolidation of multi-branch locations.

>	Depreciation and amortisation increased slightly by £3m to £195m in 2013 (2012: £192m), reflecting continued investment in systems in the branch network and digital channels.

>

Impairment losses on loans and advances decreased by £61m to £359m in 2013 (2012: £420m). This was largely due to the high quality of the book and the supportive economic environment for UK households, with low interest rates and decreasing unemployment. There was a reduction in impairment loss charges on secured portfolios with lower impacts from regulatory-driven policy and reporting changes, combined with improving underlying performance, and on unsecured portfolios due to better credit quality business.

>

Provisions for other liabilities and charges decreased by £86m to £226m in 2013 (2012: £312m). This was predominantly due to decreases in conduct charges, partially offset by increases in FSCS and UK Bank Levy charges, and restructuring costs.

Regulatory costs relating to the FSCS of £86m (2012: £44m) and the UK Bank Levy of £40m (2012: £35m) were charged in the year.

In 2012, provisions for other liabilities and charges included a net provision for conduct remediation of £186m relating to retail products. No additional provisions were made on PPI in the year. The volume of PPI activity decreased and the number of complaints we received fell in 2013 although the high proportion of invalid complaints continued. Monthly PPI redress costs decreased through the year to an average in the fourth quarter of the year of £11m per month, compared to a monthly average of £18m for the full year and £26m in 2012. Following a reassessment of the provision required to cover non-PPI related conduct remediation and enforcement actions in relation to Card Protection Plan and retail investments, there was a release of £45m during the year. See Note 35 to the Consolidated Financial Statements.

There was also an increased charge for restructuring in the year.

Balances and ratios

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets	163.4	160.5	168.3
Customer loans	158.5	155.6	164.1
- of which mortgages	150.1	148.1	156.6
- of which unsecured consumer and vehicle finance	8.4	7.5	7.5
Risk-weighted assets	38.4	36.3(1)	37.6(1)
Customer deposits	129.6	123.2	127.2
- of which current accounts	41.1	27.9	15.9

NPL ratio(2) (3)	1.62%	1.89%	1.76%
Coverage ratio(2) (4)	34%	31%	32%
Mortgage NPL ratio(2)(5)	1.64%	1.88%	1.74%
Mortgage coverage ratio(2)(6)	24%	21%	20%
(1)

Adjusted for consistency to reflect the CRD IV rules as if they had applied on 31 December 2013 and 2012 as described in ‘Risk-weighted assets’ in the Capital Risk Management section of the Risk Review.

(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowance as a percentage of NPLs.
(5)	Mortgage NPLs as a percentage of mortgage assets.
(6)	Mortgage impairment loss allowance as a percentage of mortgage NPLs.

194	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

2014 compared to 2013

>	Total assets increased to £163.4bn at 31 December 2014 (2013: £160.5bn), mainly due to the rise in customer loans described below.

>

Customer loans increased to £158.5bn at 31 December 2014 (2013: £155.6bn). Mortgage customer loans increased by £2.0bn. Increased gross mortgage lending and much-improved retentions activity resulted in modest expansion of the mortgage book.

SVR mortgage loan balances decreased by £8.4bn at 31 December 2014 to £43.9bn. We have been successful in retaining 80% of customers with maturing products on Santander UK mortgages. Interest-only mortgage balances decreased to £56.9bn (2013: £59.0bn) while Buy-to-Let mortgages increased to £3.1bn (2013: £2.2bn).

Unsecured consumer and vehicle finance balances, which include bank overdrafts, unsecured personal loans, credit cards and consumer finance, increased 12%. This was in line with the planned rollout of our 1I2I3 World loyalty strategy.

>

Risk-weighted assets increased by 6% to £38.4bn at 31 December 2014 (2013: £36.3bn), reflecting growth in both mortgages and unsecured lending described above, as well as a small increase in the average mortgage risk weight.

>

Customer deposits increased 5% to £129.6bn at 31 December 2014 (2013: £123.2bn) as current account balances continued to grow strongly. The 1I2I3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £13.2bn in current account balances during the year. This was partially offset by a continued managed reduction in deposits without a broader customer relationship, as we continued to focus on retaining and originating accounts held by more loyal customers.

>

The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 1.89%), with an improvement across all the principal portfolios. There was a particular improvement in unsecured personal lending and 1I2I3 Credit Cards which benefitted from the good risk profile of our 1I2I3 World customers.

>

The mortgage NPL ratio decreased to 1.64% at 31 December 2014 (2013: 1.88%) with a further decrease in NPLs which reflected the good credit quality of the portfolio, and a growing mortgage book, supported by the improving economic environment for UK households, with low interest rates, rising house prices and falling unemployment. We remain aware that these trends may not continue and we take account of this in setting our provisions.

>	The mortgage NPL coverage ratio increased to 24% at 31 December 2014 (2013: 21%).

2013 compared to 2012

>	Total assets decreased by 5% to £160.5bn at 31 December 2013 (2012: £168.3bn) driven by the decrease in customer loans described below.

>

Customer loans decreased by 5% to £155.6bn at 31 December 2013 (2012: £164.1bn), due to management actions to tighten the lending criteria associated with higher risk elements of the mortgage portfolio, particularly higher loan-to-value and interest-only mortgages, initiated in early 2012. Interest-only mortgage loan balances decreased by £6bn. Unsecured and vehicle finance balances, which includes bank overdrafts, unsecured personal loans, credit cards and consumer finance, was stable in the year.

>	Risk-weighted assets decreased by 3% to £36.3bn at 31 December 2013 (2012: £37.6bn), reflecting the continued managed reduction in selected higher risk elements of the mortgage portfolio.

>

Customer deposits decreased by 3% to £123.2bn at 31 December 2013 (2012: £127.2bn). There was an acceleration in the reduction of retail savings balances without a broader customer relationship as we focused on retaining and originating accounts held by more loyal customers. The 1I2I3 Current Account remains central to our retail customer relationship model and was the main driver of the 75% increase in current account balances during the year.

>

The mortgage NPL ratio increased to 1.88% at 31 December 2013 (2012: 1.74%) largely due to the impact of regulatory-driven policy and reporting changes implemented in early 2012, although lower than in 2012, as well as the impact of lower mortgage balances. These policy and reporting changes are not expected to result in significant additional write-offs. Mortgage NPL balances were broadly stable over the year excluding the impact of the policy and reporting changes. The more recent performance over the last six months of 2013 showed that the NPL ratio had stabilised, as expected.

>	The mortgage coverage ratio increased to 21% at 31 December 2013 (2012: 20%), as a result of higher impairment loss allowance balances.

Annual Report 2014	195

Financial review

Business volumes

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Mortgage gross lending	26.3	18.4	14.4
Mortgage net lending	2.0	(8.5)	(9.6)
UPL gross lending	1.5	1.1	1.1
UPL net lending	0.2	(0.3)	(0.4)
Vehicle finance net lending	0.2	-	0.1
Customer deposit flows	6.4	(4.0)	5.8
Number of 1I2I3 World customers	3.6 million	2.4 million	1.3 million

2014 compared to 2013

>

Mortgage gross lending was strong, increasing to £26.3bn with applications up 26% in 2014, due to improved markets, including gross lending driven by the UK Government-backed Help to Buy scheme. We maintained our prudent lending criteria with an average LTV of 65% (2013: 62%) on new lending in 2014, including the effect of higher LTV Help to Buy business. We helped 40,300 first-time buyers (£5.6bn of gross lending) and 8,100 Help to Buy customers (£1.2bn of gross lending) purchase a home.

>

UPL gross lending increased to £1.5bn in 2014 (2013: £1.1bn), benefitting from the opportunity of our 1I2I3 World customers and an increased focus on branch and internet origination. UPL net lending increased to £0.2bn in 2014 (2013: £(0.3)bn), driven by rising customer demand broadly in line with that observed across the market following a number of years of contraction.

>	Vehicle finance net lending increased to £0.2bn in 2014 (2013: £nil), benefiting from a continued increase in customer confidence.

>

Customer deposit balances increased to £6.4bn in 2014, as we focused on retaining and originating accounts held by more loyal customers. Current account balances increased by £13.2bn to £41.1bn, partially offset by lower savings balances as we focused on reducing more price-sensitive retail deposits.

>

The number of 1I2I3 World customers increased by 50% to 3.6 million in 2014 (2013: 2.4 million), with a continued growing transactional primary customer base. In 2014, we further expanded the 1I2I3 World by launching the 1I2I3 Mini, a new current account for children, 166,000 of which have been opened. In addition, we launched the 1I2I3 student products, which include 1I2I3 Student, 1I2I3 Graduate and 1I2I3 Post-Graduate new accounts (excluding automatic conversions), which grew to 107,000 customers. This makes 1I2I3 World accessible to the whole family and is helping us to deepen customer relationships.

The 1I2I3 World is transforming our customer profile, building deeper, more durable and more valuable relationships: 93% of 1I2I3 Current Accounts are a primary banking relationship (compared to 46% for our non-1I2I3 customers); on average 1I2I3 customers hold 2.3 products (compared to 1.5 products for non-1I2I3 customers); and average 1I2I3 account balances are 5 times higher than non-1I2I3 account balances.

1I2I3 World continued to expand, with almost 40% of customers holding both the 1I2I3 Current Account and 1I2I3 Credit Card. 1I2I3 World provides a qualitative improvement of customer relationships underpinning our retail interest margins. At 31 December 2014, £70.3bn (54%) of retail deposit balances were derived from 1I2I3 Current Account and other primary bank accounts with associated savings balances held by the same customers; an increase of 34% in the year.

2013 compared to 2012

>

Mortgage gross lending in 2013 was £18.4bn, with £8.5bn negative net lending due to the managed reduction in selected elements of the residential mortgage portfolio. The average LTV on new business completions in 2013 decreased slightly to 62% (2012: 63%).

>	UPL gross lending remained unchanged at £1.1bn in 2013 (2012: £1.1bn). UPL net lending decreased to £0.3bn in 2013 (2012: decreased by £0.4bn) reflecting market conditions.

>	Vehicle finance net lending decreased to £nil in 2013 (2012: £0.1bn).

>

Customer deposit balances were £4bn lower in 2013, reflecting a managed reduction in rate-sensitive deposits without a broader customer relationship and a smaller cross tax year ISA campaign, reflecting our lower funding requirement. This was partially offset by growth in current account balances as a result of the continued development of the 1I2I3 Current Account launched in March 2012.

>

The number of 1I2I3 World customers increased 85% to 2.4 million in 2013, with a growing transactional primary customer base. 1I2I3 World customers tend to have higher balances, more products with us, transact more frequently and with a higher average credit card spend than other customers.

196	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (‘CBCs’) and through telephony and digital channels. The management of our customers is organised according to the annual turnover (£250,000 to £500m) of their business, enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

Summarised income statement

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	373	284	228
Non-interest income	112	113	179
Total operating income	485	397	407
Administration expenses	(260)	(231)	(187)
Depreciation, amortisation and impairment	(60)	(49)	(45)
Total operating expenses excluding impairment losses, provisions and charges	(320)	(280)	(232)
Impairment losses on loans and advances	(92)	(107)	(109)
Provisions for other liabilities and charges	(12)	(17)	(47)
Total operating impairment losses, provisions and charges	(104)	(124)	(156)
Profit/(loss) on continuing operations before tax	61	(7)	19

2014 compared to 2013

Profit on continuing operations before tax increased by £68m to £61m in 2014 (2013: loss of £7m). By income statement line, the movements were:

>

Net interest income increased by £89m to £373m in 2014 (2013: £284m), principally as a result of continued growth in customer loans and an improvement in stock deposit margins. Much of the loan growth was generated through our expanding network of regional CBCs and the increased number of relationship managers.

>

Non-interest income decreased by £1m to £112m in 2014 (2013: £113m) due to a lower demand for interest rate and foreign exchange risk management products in a relatively stable, low interest rate environment.

>

Administration expenses increased by £29m to £260m in 2014 (2013: £231m). The increase reflected continued investment in the growth of the businesses serving SME and corporate customers and as we continue to open new CBCs and recruited new relationship managers.

We are also investing in new platforms specifically for corporate customers and building on the expertise and presence of the wider Banco Santander group. In 2014, we launched a new corporate internet banking capability (‘Connect’), a new trade portal and trade club and the Santander Passport service. Our global alliances with other major international financial institutions, together with the extensive network provided by the Banco Santander group allow us to offer a broad range of international financial services for our customers.

>

Depreciation, amortisation and impairment increased by £11m to £60m in 2014 (2013: £49m) due to the continued investment in systems to improve and support new transactional capabilities for our customers and the increase in our growing network of regional CBCs.

>

Impairment losses on loans and advances decreased by £15m to £92m in 2014 (2013: £107m), with a loan loss rate of 0.52% (2013: 0.66%). Credit quality in the loan books continued to be good, supported by the improving economic environment and our cautious lending policy.

>

Provisions for other liabilities and charges decreased by £5m to £12m in 2014 (2013: £18m). Regulatory costs relating to the FSCS of £2m (2013: £2m) and the UK Bank Levy of £17m (2013: £13m) were charged in the year. There was also a modest conduct provision release of £10m.

Annual Report 2014	197

Financial review

2013 compared to 2012

Profit on continuing operations before tax decreased by £26m to a loss of £7m in 2013 (2012: profit of £19m). By income statement line, the movements were:

>

Net interest income increased by £56m to £284m in 2013 (2012: £228m), principally as a result of continued growth in customer loans. Much of this growth was generated through the network of regional CBCs which serve our SME clients. Net interest income also benefitted from the impact of improving new business margins.

>

Non-interest income decreased by £66m to £113m in 2013 (2012: £179m) reflecting a reduced volume of interest rate hedging services, driven by the continued low interest rate environment; and the planned reduction in transactions from certain legacy cash transmission businesses.

>

Administration expenses increased by £44m to £231m in 2013 (2012: £187m). The increase reflected the continued investment in the growth of the SME business. We further developed our capacity to support our SME customers, with more customer-facing staff in our growing regional CBC network, as we expand into new financial centres across the UK.

>	Depreciation and amortisation increased by £4m to £49m in 2013 (2012: £45m) due to the continued investment in systems to support new transactional capabilities for our customers.

>

Impairment losses on loans and advances were broadly unchanged at £107m in 2013 (2012: £109m) with the credit quality of business written from 2009 onwards continuing to perform well. Provisions in 2013 largely related to business written before 2009.

>

Provisions for other liabilities and charges decreased by £30m to £17m in 2013 (2012: £47m). Regulatory costs relating to the FSCS of £2m (2012: £2m) and the UK Bank Levy of £13m (2012: £9m) were charged in the year. In 2012, provisions for other liabilities and charges included a provision for conduct remediation. No additional conduct provisions were made in 2013.

Balances and ratios

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets	18.7	17.0	15.4
Customer loans	18.7	17.0	15.4
- of which SMEs	12.6	11.7	10.6
- of which mid corporate	6.1	5.3	4.8
Risk-weighted assets	19.9	17.0(1)	17.0(1)
Customer deposits	15.3	13.8	10.5

NPL ratio(2) (3)	3.56%	3.83%	5.31%
Coverage ratio(2) (4)	46%	43%	39%
(1)

Adjusted for consistency to reflect the CRD IV rules as if they had applied on 31 December 2013 and 2012 as described in ‘Risk-weighted assets’ in the Capital Risk Management section of the Risk Review.

(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowance as a percentage of NPLs.

2014 compared to 2013

>	Total assets increased by 10% to £18.7bn at 31 December 2014 (2013: £17.0bn) driven by the growth in customer loans described below.

>

Customer loans increased by 10% to £18.7bn at 31 December 2014 (2013: £17bn) maintaining a positive momentum despite an increasingly competitive and still contracting market. This growth was predominantly driven by our network of regional CBCs and our additional relationship managers as we continue to invest in growing our SME business.

Following a periodic review in the first quarter of 2014, the management of a number of customers was transferred from the SME portfolio to our mid corporate portfolio as the annual turnover of their businesses had increased. Prior periods have not been restated. The balance associated with these loans was £327m. Lending to SME customers increased 8% including the transfer (11% excluding the transfer), and with growth of 15% in mid corporates during the year (9% increase excluding transfer).

>	Risk-weighted assets increased by 17% to £19.9bn at 31 December 2014 (2013: £17.0bn) reflecting growth in customer loans as described above and a recalibration of risk models.

>

Customer deposits increased by 11% to £15.3bn at 31 December 2014 (2013: £13.8bn). We continued to attract deposit balances where we have a strong customer relationship and building on our new enhanced corporate cash management and deposit capabilities. Deposit growth fully funded the increase in lending and grew at a faster rate than in recent years.

>

The NPL ratio decreased to 3.56% at 31 December 2014 (2013: 3.83%), largely due to credit quality remaining strong. We continue to adhere to our prudent lending criteria as we further deliver on our business plan to expand lending.

198	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

2013 compared to 2012

>	Total assets increased by 10% to £17bn at 31 December 2013 (2012: £15.4bn) driven by the growth in customer loans described below.

>

Customer loans increased by 10% to £17bn at 31 December 2013 (2012: £15.4bn). Corporate lending growth continues to be subject to prudent risk management criteria, as demonstrated by the good credit quality in newer vintage loans. Much of this growth was generated through the network of regional CBCs which support our SME customers.

>

Risk-weighted assets remained unchanged at £17.0bn at 31 December 2013 (2012: £17.0bn). The impact of higher lending to customers (described above) was offset by the good credit quality of new vintage loans.

>

Customer deposits increased by 31% to £13.8bn at 31 December 2013 (2012: £10.5bn) principally reflecting the strong inflows during the year as we continued to develop deeper relationships with our customers, following the expansion of our customer base, and building on our new enhanced corporate cash management and deposit capabilities.

>	The NPL ratio decreased to 3.83% at 31 December 2013 (2012: 5.31%), as the credit quality in newer loan vintages remained strong.

Business volumes

	31 December 2014	31 December 2013	31 December 2012
New facilities	£7,935m	£6,476m	£4,691m
Bank account openings (No.)	7,600	5,700	4,400
CBCs (No.)	66	50	34
Relationship managers (No.)	729	650	503

2014 compared to 2013

>	New facilities increased 23% to £7,935m in 2014 (2013: £6,476m). We also expanded our coverage in the renewable energy, manufacturing and education sectors in the year.

>	Bank account openings showed strong growth increasing 33% to 7,600 in 2014 (2013: 5,700) with an acceleration in the usage of our corporate banking platform, completed in 2013.

>

We have in place a new scalable platform and are able to deliver a broader product suite with a wide range of ancillary services and we have extended our footprint and our capacity to service mid corporates and SMEs with the increase in the number of relationship managers in our growing network of 66 regional CBCs in 2014 (2013: 50), building towards a planned 750 relationship managers and our target of 70 regional CBCs by the end of 2015.

2013 compared to 2012

>	New facilities increased 38% to £6,476m in 2013 (2012: £4,691m) as we continued to build our SME franchise.

>	Bank account openings increased strongly by 30% to 5,700 in 2013 (2012: 4,400) supported by the implementation of our new corporate banking platform in 2013.

>

We developed our growing network of regional CBCs to 50 in 2013 (2012: 34), building towards our target of 70 centres by the end of 2015 to support the continuing growth of our SME business. We increased the number of client-facing relationship managers servicing our corporate customers to 650 in 2013 (2012: 503), building towards our objective of 750 relationship managers by the end of 2015.

Annual Report 2014	199

Financial review

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management).

Summarised income statement

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	75	65	29
Non-interest income	277	280	417
Total operating income	352	345	446
Administration expenses	(231)	(160)	(180)
Depreciation, amortisation and impairment	(6)	(4)	(4)
Total operating expenses excluding provisions and charges	(237)	(164)	(184)
Impairment losses on loans and advances	4	-	-
Provisions for other liabilities and charges	(9)	(7)	(8)
Total operating provisions and charges	(5)	(7)	(8)
Profit on continuing operations before tax	110	174	254

2014 compared to 2013

Profit on continuing operations before tax decreased by £64m to £110m in 2014 (2013: £174m). By income statement line, the movements were:

>	Net interest income increased by £10m to £75m in 2014 (2013: £65m), driven by a deposit margin improvement.

>

Non-interest income decreased by £3m to £277m in 2014 (2013: £280m), principally due to lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in a volatile second half of the year. This was partially offset by an increase in the short-term markets activity of clients.

We continued to develop the client franchise, in particular the large corporate segment, through a focussed client approach, an increase in the number of bankers providing coverage as well as improved product offerings. We continued to refocus the business mix towards core banking activities, such as global transaction banking, debt capital markets, supply chain finance and cash management. We also exited from a number of non-core activities where we lack scale and expertise.

>

Administration expenses increased by £71m to £231m in 2014 (2013: £160m), mainly reflecting investment in developing transactional, interest rate and fixed income capabilities (including a new cash management platform, specific foreign exchange tools and infrastructure for supply chain finance), as well as the related controls, systems and processes.

>	Depreciation, amortisation and impairment remained broadly stable at £6m in 2014 (2013: £4m).

>	Impairment losses on loans and advances benefitted from a release of £4m in 2014 (2013: £nil) reflecting improved performance of loans due to general improvements in economic conditions.

>	Provisions for other liabilities and charges remained broadly stable at £9m in 2014 (2013: £7m).

2013 compared to 2012

Profit on continuing operations before tax decreased by £80m to £174m in 2013 (2012: £254m). By income statement line, the movements were:

>

Net interest income increased by £36m to £65m in 2013 (2012: £29m), principally as a result of continued growth in customer loans generated through our trade finance business (invoice discounting programmes) and credit business with large corporates and a decrease in funding costs.

>

Non-interest income decreased by £137m to £280m in 2013 (2012: £417m), reflecting lower income from large corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products. Furthermore, fixed income sales and money market transactions decreased reflecting reduced market activity compared to a particularly strong performance in 2012. The decrease also reflected a return to more normalised levels of market-making activity with reduced customer activity in a relatively stable, low interest rate environment. Market-making businesses (particularly in equity markets) also suffered lower levels of activity.

>

Administration expenses decreased by £20m to £160m in 2013 (2012: £180m), reflecting investment in growth opportunities for large corporates and the development of interest rate and foreign exchange product capabilities offset by tight cost control and reduced variable remuneration.

>	Depreciation and amortisation remained unchanged at £4m in 2013 (2012: £4m).

>	Provisions for other liabilities and charges remained broadly unchanged at £7m in 2013 (2012: £8m).

200	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Balances and ratios

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets (1)	38.3	37.9	48.3
Customer loans	5.2	5.1	4.2
Other assets	33.1	32.8	44.2
Risk-weighted assets	16.8	16.5(1)	14.5(1)
Customer deposits	2.3	2.6	2.3

NPL ratio(2) (3)	1.01%	0.33%	0.40%
Coverage ratio(2) (4)	138%	453%	514%
(1)

Adjusted for consistency to reflect the CRD IV rules as if they had applied on 31 December 2013 and 2012 as described in ‘Risk-weighted assets’ in the Capital Risk Management section of the Risk Review.

(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)

Impairment loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

2014 compared to 2013

>

Total assets principally consist of derivatives, fixed income products and customer loans. Total assets increased by 1% to £38.3bn at 31 December 2014 (2013: £37.9bn). The increase was driven by the growth in customer loans described below.

>	Customer loans increased to £5.2bn at 31 December 2014 (2013: £5.1bn), despite volatile market conditions and an acceleration of refinancing activities.

>	Other assets principally consist of derivatives and fixed income products. Other assets increased slightly by 1% to £33.1bn at 31 December 2014 (2013: £32.8bn).

>	Risk-weighted assets increased slightly to £16.8bn at 31 December 2014 (2013: £16.5bn) reflecting customer loan growth.

>	Customer deposits decreased to £2.3bn at 31 December 2014 (2013: £2.6bn) as part of a plan to focus more on the management of our relationship driven deposit base.

>	The NPL ratio increased to 1.01% at 31 December 2014 (2013: 0.33%), due to a single infrastructure loan which moved to non-performance.

2013 compared to 2012

>	Total assets decreased by 22% to £37.9bn at 31 December 2013 (2012: £48.3bn). The decrease was driven by the reduction in other assets described below.

>

Customer loans increased by 21% to £5.1bn at 31 December 2013 (2012: £4.2bn), principally due to increased customer loans to large corporate clients generated through our trade finance business (invoice discounting programmes) in our global transactional banking services unit where we continued to develop product capabilities. Growth was also seen in credit markets acquisition finance deals with large corporate clients.

>

Other assets decreased by 26% to £32.8bn at 31 December 2013 (2012: £44.2bn) primarily reflecting a decrease in the fair values of interest rate derivative assets. There was a corresponding decrease in derivative liabilities.

>	Risk-weighted assets increased by 14% to £16.5bn at 31 December 2013 (2012: £14.5bn) due to changes in market risk capital requirements.

>

Customer deposits increased by £0.3bn to £2.6bn at 31 December 2013 (2012: £2.3bn), as we continued to develop deeper relationships with our clients and a focus away from rate-driven deposits as a result.

>	The NPL ratio decreased slightly to 0.33% at 31 December 2013 (2012: 0.40%). The NPL ratio is sensitive to specific adverse movements due to the size and nature of the portfolio.

Annual Report 2014	201

Financial review

CORPORATE CENTRE

Corporate Centre includes asset and liability management for the Santander UK group and management of the non-core corporate and treasury legacy portfolios. Corporate Centre is responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk for the Santander UK group. The non-core corporate and treasury legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value. In addition, the co-brand credit cards business sold in 2013 was managed in Corporate Centre prior to its sale and presented as discontinued operations.

Summarised income statement

	Year ended 31 December 2014 £m	Year ended 31 December 2013(1) £m	Year ended 31 December 2012(1) £m
Net interest expense	(106)	(124)	(42)
Non-interest income	87	74	721
Total operating (expense)/income	(19)	(50)	679
Administration expenses	119	(1)	(2)
Depreciation, amortisation and impairment	(206)	-	-
Total operating expenses excluding impairment losses, provisions and charges	(87)	(1)	(2)
Impairment releases/(losses) on loans and advances	17	(9)	(459)
Provisions for other liabilities and charges	-	-	(62)
Total operating impairment losses, provisions and charges	17	(9)	(521)
(Loss)/profit on continuing operations before tax	(89)	(60)	156

(Loss)/profit on discontinued operations after tax	-	(8)	62
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.

2014 compared to 2013

Loss on continuing operations before tax increased by £29m to £89m in 2014 (2013: loss of £60m). By income statement line, the movements were:

>	Net interest expense decreased by £18m to £106m in 2014 (2013: £124m) driven by the run-down of the non-core asset portfolios.

>	Non-interest income increased by £13m to £87m in 2014 (2013: £74m) largely reflecting mark-to-market gains.

>

Administration expenses decreased by £120m to income of £119m in 2014 (2013: expense of £1m). This was largely due to a net gain of £218m which arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. This was partially offset by additional project costs of £98m, including those relating to our investment programme, which were borne centrally.

>

Depreciation, amortisation and impairment increased to £206m in 2014 (2013: £nil). This was due to software write-offs for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme. The write-offs are expected to reduce our future depreciation charge.

>

Impairment losses on loans and advances decreased by £26m to £17m in 2014 (2013: charge of £9m) due to a £25m release in the non-core portfolio as a result of the improving economic environment and disposal of assets, utilising lower provisions than allocated.

Loss from discontinued operations after tax of £nil in 2014 (2013: £8m) reflected the sale of the co-brand credit cards business in 2013.

202	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

2013 compared to 2012

Loss on continuing operations before tax decreased by £216m to a loss of £60m in 2013 (2012: profit of £156m). By income statement line, the movements were:

>

Net interest expense increased by £82m to £124m in 2013 (2012: £42m) as a consequence of the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years, whilst the benefit of lower funding and liquidity costs was passed to the businesses

>

Non-interest income decreased by £647m to £74m in 2013 (2012: £721m) largely due to a gain of £705m on a capital management exercise in the third quarter of 2012 not repeated in 2013. This was partially offset by the £38m credit arising from the debit valuation adjustment on derivatives written by Santander UK. This debit valuation adjustment was introduced in accordance with the requirements of IFRS 13.

>	Administration expenses remained at a low level at £1m in 2013 (2012: £2m).

>

Impairment losses on loans and advances in the non-core corporate and legacy portfolios decreased by £450m to £9m in 2013 (2012: £459m). In 2012, provisions of £335m were made following the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provision related to assets acquired from Alliance & Leicester plc, notably the shipping and property portfolios, as well as certain assets in the old Abbey Commercial Mortgages book. The provision raised reflected the increased losses experienced in these portfolios. No further significant provisions were required in 2013 as disposals of assets across the portfolios were consistent with provisioned levels.

>

Provisions for other liabilities and charges decreased by £62m to £nil in 2013 (2012: £62m). In 2012, there was a £55m write-off of costs arising from the termination of the planned acquisition of the RBS businesses.

(Loss)/profit from discontinued operations after tax of £(8)m in 2013 (2012: £62m) comprised the profit before tax of the discontinued operations of £nil (2012: £85m), a loss on sale before tax of £10m, and a tax credit of £2m (2012: tax charge of £22m). The decrease in profit before tax principally reflected the reduction in the size of the co-brand credit cards business prior to the completion of its sale in 2013.

Balances and ratios

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets	55.6	55.0	61.0
Customer loans (non-core)	8.3	9.4	11.0
Risk-weighted assets	7.2	7.9(1)	9.5(1)
Customer deposits	5.2	6.8	8.6

NPL ratio(2) (3)	1.62%	2.36%	4.49%
Coverage ratio(2) (4)	134%	125%	99%
(1)

Adjusted for consistency to reflect the CRD IV rules as if they had applied on 31 December 2013 and 2012 as described in ‘Risk-weighted assets’ in the Capital Risk Management section of the Risk Review.

(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)

Impairment loan loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

Annual Report 2014	203

Financial review

Non-core assets

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Social housing	6.7	7.1	7.5
Commercial mortgages	0.9	1.2	1.4
Shipping	0.3	0.4	0.7
Aviation	0.2	0.4	0.6
Other	0.2	0.3	0.8
Non-core customer loans	8.3	9.4	11.0
Legacy Treasury asset portfolio	0.7	2.0	1.9
Total non-core assets	9.0	11.4	12.9

2014 compared to 2013

>

Total assets increased by 1% to £55.6bn at 31 December 2014 (2013: £55.0bn) principally driven by an increase in liquid assets, partially offset by the reduction in non-core customer loans described below. Liquid asset balances continued to be managed against liquidity requirements with a focus on efficiency, given stability in capital markets and as a consequence of historic actions taken to strengthen the balance sheet.

>

Customer loans decreased by 12% to £8.3bn at 31 December 2014 (2013: £9.4bn) due to the rundown of the non-core corporate and legacy portfolios as we continued to successfully implement our on-going exit strategy from individual loans and leases. Disposals of assets continued across the portfolios with no significant impact on the income statement. The Social Housing loan portfolio remained relatively stable, reflecting its long-term, low risk nature.

>

Risk-weighted assets decreased by 9% to £7.2bn at 31 December 2014 (2013: £7.9bn) largely reflecting the reduction in customer loans due to the continued run-down of the non-core corporate and legacy portfolios.

>	Customer deposits decreased by 24% to £5.2bn at 31 December 2014 (2013: £6.8bn), as part of a plan to focus on the management of our more relationship-driven deposit base.

>

The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 2.36%), reflecting the on-going sale and run-off of the non-core corporate and legacy portfolios which continued with no significant impact on the income statement. Social Housing loans comprised 81% of customer loans in Corporate Centre at 31 December 2014, and this portfolio is fully performing.

2013 compared to 2012

>

Total assets decreased by 10% to £55.0bn at 31 December 2013 (2012: £61.0bn) driven by the reduction in customer loans described below, and a decrease in eligible liquid assets, partially offset by an increase in the ALCO portfolio, as part of liquidity management activities.

Eligible liquid assets decreased by £7.4bn to £29.5bn at 31 December 2013 (2012: £36.9bn). Balances were managed more efficiently, given stability in capital markets and as a consequence of the actions taken to strengthen the balance sheet by reducing short-term wholesale funding over the last three years. Surplus liquidity was also utilised to fund maturing medium term funding and to invest in the ALCO portfolio. Eligible liquid assets significantly exceeded short-term (i.e. of less than one year) wholesale funding, with a coverage ratio of 138%.

>

Customer loans decreased by 15% to £9.4bn at 31 December 2013 (2012: £11.0bn) due to the rundown of the non-core portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases. Disposals of assets continued across the portfolios within provisioned levels. The Social Housing portfolio was stable, reflecting its long-term, low risk nature.

>

Risk-weighted assets decreased by 17% to £7.9bn at 31 December 2013 (2012: £9.5bn) due to the reduction in non-core customer loans, the continued rundown of the Treasury asset portfolio and the sale of the co-brand credit cards business.

>	Customer deposits decreased by 21% to £6.8bn at 31 December 2013 (2012: £8.6bn), as we focussed on the management of our more relationship-driven deposit base.

204	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Balance sheet review

This Financial Review describes Santander UK’s significant assets and liabilities and its strategy and reasons for entering into such transactions. In this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONSOLIDATED BALANCE SHEET

	2014 £m	2013(1) £m
Assets
Cash and balances at central banks	22,562	26,374
Trading assets	21,700	22,294
Derivative financial instruments	23,021	20,049
Financial assets designated at fair value	2,881	2,747
Loans and advances to banks	2,057	2,347
Loans and advances to customers	188,691	184,587
Loans and receivables securities	118	1,101
Available for sale securities	8,944	5,005
Macro hedge of interest rate risk	963	769
Interest in other entities	38	27
Property, plant and equipment	1,624	1,521
Retirement benefit assets	315	118
Tax, intangibles and other assets	3,063	3,347
Total assets	275,977	270,286
Liabilities
Deposits by banks	8,214	8,696
Deposits by customers	153,606	147,167
Trading liabilities	15,333	21,278
Derivative financial instruments	22,732	18,863
Financial liabilities designated at fair value	2,848	3,407
Debt securities in issue	51,790	50,870
Subordinated liabilities	4,002	4,306
Macro hedge of interest rate risk	139	-
Retirement benefit obligations	199	672
Tax, other liabilities and provisions	2,921	2,437
Total liabilities	261,784	257,696
Equity
Total shareholders’ equity	14,193	12,590
Total equity	14,193	12,590
Total liabilities and equity	275,977	270,286
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

31 December 2014 compared to 31 December 2013

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 14% to £22,562m at 31 December 2014 (2013: £26,374m), with a greater proportion of our liquid asset portfolio being held in debt securities rather than cash at central banks.

Trading assets

Trading assets decreased by 3% to £21,700m at 31 December 2014 (2013: £22,294m), reflecting lower levels of activity relating to securities purchased under resale agreements to both banks and customers partially offset by increased holdings of £4,071m of equity instruments as part of short-term markets trading activity.

Derivative financial instruments - assets

Derivative assets increased by 15% to £23,021m at 31 December 2014 (2013: £20,049m). The increase was mainly attributable to the increase in fair values of interest rate and cross currency derivative assets mainly driven by movements in yield curves and foreign exchange. This was partially offset by the maturity of trades which were economically hedging a portfolio which also matured in the year.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss slightly increased by 5% to £2,881m at 31 December 2014 (2013: £2,747m), primarily attributable to the increase in fair value of the debt securities portfolio and UK Social Housing association loans offset by the maturity of loans to UK Social Housing associations and new loans no longer being designated at fair value, in accordance with Santander UK’s policy.

Loans and advances to customers

Loans and advances to customers increased by 2% to £188,691m at 31 December 2014 (2013: £184,587m) principally due to an increase in mortgage lending, maintaining the positive momentum that commenced in the second quarter of 2014. In addition, corporate lending balances increased. These increases were partially offset by a reduction in non-core corporate and legacy portfolios.

Annual Report 2014	205

Financial review

Loans and receivables securities

Loans and receivables securities decreased by 89% to £118m at 31 December 2014 (2013: £1,101m). The decrease was attributable to the disposal of legacy Treasury asset portfolio.

Available for sale securities

Available for sale securities increased by 79% to £8,944m at 31 December 2014 (2013: £5,005m) largely due to the purchase of UK Government bonds and fixed and floating rate bonds as part of normal liquid asset portfolio management activity.

Property, plant and equipment

Property, plant and equipment increased by 7% to £1,624m at 31 December 2014 (2013: £1,521m). The increase was attributable to the completion of a Data Centre offset by depreciation charge for the year.

Retirement benefit assets

Retirement benefit assets increased by 167% to £315m at 31 December 2014 (2013: £118m). For those sections of the Santander UK Group Pension Scheme which had surpluses, the key drivers of the increase were scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangements. In re-measurement of the defined benefit pension schemes during the year, the return on plan assets (excluding net interest income) exceeded the actuarial losses arising from changes in financial assumptions.

Tax, intangibles and other assets

Tax, intangibles and other assets decreased by 9% to £3,063m at 31 December 2014 (2013: £3,347m). The decrease primarily reflected a reduction in intangible software assets as a result of write-offs for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

Liabilities

Deposits by banks

Deposits by banks remained broadly unchanged at £8,214m at 31 December 2014 (2013: £8,696m).

Deposits by customers

Deposits by customers increased by 4% to £153,606m at 31 December 2014 (2013: £147,167m) as we focused on retaining and originating accounts held by more loyal Retail Banking customers. Current account balances increased, partially offset by lower savings deposit balances as we focused on reducing short-term retail deposits without a broader customer relationship.

Trading liabilities

Trading liabilities decreased by 28% to £15,333m at 31 December 2014 (2013: £21,278m). A decrease in securities sold under repurchase activities and the cash collateral received as part of normal trading activity were offset by an increase in short-term deposits and short positions.

Derivative financial instruments - liabilities

Derivative liabilities increased by 21% to £22,732m at 31 December 2014 (2013: £18,863m). The increase was mainly attributable to the increase in fair values of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange.

Financial liabilities designated at fair value through profit and loss

Financial liabilities designated at fair value decreased by 16% to £2,848m at 31 December 2014 (2013: £3,407m). The decrease principally reflected reduced issuances in financial liabilities designated at fair value through profit or loss, with new issuances at amortised cost in debt securities in issue.

Debt securities in issue

Debt securities in issue increased by 2% to £51,790m at 31 December 2014 (2013: £50,870m) due to increased issuances under the US$20bn Euro Medium Term Note Programme and certificates of deposits offset by decrease in Holmes securitisation programme.

Subordinated liabilities

Subordinated liabilities decreased by 7% to £4,002m at 31 December 2014 (2013: £4,306m) due to the redemption of perpetual callable subordinated notes.

Retirement benefit obligations

Retirement benefit obligations decreased by 70% to £199m at 31 December 2014 (2013: £672m). The explanation for the movement is the same as that given for retirement benefit assets above.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 16% to £2,921m at 31 December 2014 (2013: £2,437m). The increase principally reflected the increase in dividend payable and unsettled financial transactions.

Equity

Total shareholders’ equity increased by 13% to £14,193m at 31 December 2014 (2013: £12,590m). The increase was principally attributable to the issuance of £800m Perpetual Capital Securities to our immediate parent company, actuarial gains, valuation of cashflow hedges and the retained profit for the year, partially offset by dividends declared.

206	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In the remaining sections of the Financial Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the Consolidated Balance Sheet. The classifications of assets and liabilities in the consolidated balance sheet, including the note reference, and in the Financial Review may be reconciled as follows:

31 December 2014		Financial review section
Balance sheet line item	Note	Securities	Loans and advances to banks	Loans and advances to customers	Derivatives	Tangible fixed assets	Retirement benefit assets	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	13	-	-	-	-	-	-	22,562	22,562
Trading assets	14	12,757	5,936	3,007	-	-	-	-	21,700
Derivative financial instruments	15	-	-	-	23,021	-	-	-	23,021
Financial assets designated at fair value	16	622	-	2,259	-	-	-	-	2,881
Loans and advances to banks	17	-	2,057	-	-	-	-	-	2,057
Loans and advances to customers	18	-	-	188,691	-	-	-	-	188,691
Loans and receivables securities	21	-	9	109	-	-	-	-	118
Available for sale securities	22	8,944	-	-	-	-	-	-	8,944
Macro hedge of interest rate risk		-	-	-	-	-	-	963	963
Interests in other entities	23	-	-	-	-	-	-	38	38
Property, plant and equipment	25	-	-	-	-	1,624	-	-	1,624
Retirement benefit assets	36	-	-	-	-	-	315	-	315
Tax, intangibles and other assets		-	-	-	-	-	-	3,063	3,063
		22,323	8,002	194,066	23,021	1,624	315	26,626	275,977
			Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Retirement benefit obligations	Other	Balance sheet total
			£m	£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	28		8,214	-	-	-	-	-	8,214
Deposits by customers	29		-	153,606	-	-	-	-	153,606
Trading liabilities	30		7,223	4,899	3,211	-	-	-	15,333
Derivative financial instruments	15		-	-	-	22,732	-	-	22,732
Financial liabilities designated at fair value	31		-	-	2,848	-	-	-	2,848
Debt securities in issue	32		-	-	51,790	-	-	-	51,790
Subordinated liabilities	33		-	-	4,002	-	-	-	4,002
Macro hedge of interest rate risk			-	-	-	-	-	139	139
Retirement benefit obligations	36		-	-	-	-	199	-	199
Tax, other liabilities and provisions			-	-	-	-	-	2,921	2,921
			15,437	158,505	61,851	22,732	199	3,060	261,784

31 December 2013(1)		Financial review section
Balance sheet line item	Note	Securities	Loans and advances to banks	Loans and advances to customers	Derivatives	Tangible fixed assets	Retirement benefit assets	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	13	-	-	-	-	-	-	26,374	26,374
Trading assets	14	8,564	9,326	4,404	-	-	-	-	22,294
Derivative financial instruments	15	-	-	-	20,049	-	-	-	20,049
Financial assets designated at fair value	16	528	-	2,219	-	-	-	-	2,747
Loans and advances to banks	17	-	2,347	-	-	-	-	-	2,347
Loans and advances to customers	18	-	-	184,587	-	-	-	-	184,587
Loans and receivables securities	21	-	246	855	-	-	-	-	1,101
Available for sale securities	22	5,005	-	-	-	-	-	-	5,005
Macro hedge of interest rate risk		-	-	-	-	-	-	769	769
Interests in other entities	23	-	-	-	-	-	-	27	27
Property, plant and equipment	25	-	-	-	-	1,521	-	-	1,521
Retirement benefit assets	36	-	-	-	-	-	118	-	118
Tax, intangibles and other assets		-	-	-	-	-	-	3,347	3,347
		14,097	11,919	192,065	20,049	1,521	118	30,517	270,286
			Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Retirement benefit obligations	Other	Balance sheet total
			£m	£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	28		8,696	-	-	-	-	-	8,696
Deposits by customers	29		-	147,167	-	-	-	-	147,167
Trading liabilities	30		11,291	7,069	2,918	-	-	-	21,278
Derivative financial instruments	15		-	-	-	18,863	-	-	18,863
Financial liabilities designated at fair value	31		-	-	3,407	-	-	-	3,407
Debt securities in issue	32		-	-	50,870	-	-	-	50,870
Subordinated liabilities	33		-	-	4,306	-	-	-	4,306
Retirement benefit obligations	36		-	-	-	-	672	-	672
Tax, other liabilities and provisions			-	-	-	-	-	2,437	2,437
			19,987	154,236	61,501	18,863	672	2,437	257,696
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.

Annual Report 2014	207

Financial review

SECURITIES

Santander UK’s holdings of securities only represent a small proportion of its total assets. Santander UK holds securities principally in its trading portfolio or classified as available-for-sale.

Securities analysis by type of issuer

The following table sets out the book and market values of securities at 31 December 2014, 2013 and 2012. For further information, see the Notes to the Consolidated Financial Statements.

	2014 £m	2013 £m	2012 £m
Trading portfolio
Debt securities:
UK Government	905	989	1,817
US Treasury and other US Government agencies and corporations	309	399	31
Other OECD governments	5,788	5,243	2,069
Bank and building society:
- Certificates of deposit and bonds	-	-	13
Other issuers:
- Fixed and floating rate notes – Government guaranteed	979	1,081	426
- Fixed and floating rate notes - Other	-	147	138
Ordinary shares and similar securities	4,776	705	464
	12,757	8,564	4,958
Available for sale securities
Debt securities:
UK Government	4,164	2,912	3,844
US Treasury and other US Government agencies and corporations	-	-	363
Other OECD governments	-	-	906
Bank and building society:
- Certificates of deposit and bonds	4,755	2,069	346
Ordinary shares and similar securities	25	24	24
	8,944	5,005	5,483
Financial assets designated at fair value through profit and loss
Debt securities:
Other issuers:
- Mortgage-backed securities	226	229	250
- Other asset-backed securities	134	87	78
- Other securities	262	212	235
	622	528	563
	22,323	14,097	11,004

UK Government

UK Government securities represent Treasury Bills and UK Government guaranteed issues by other UK banks. These securities are held for trading and liquidity purposes. For further information, see ‘Country Risk Exposure’ in the Risk Review.

US Treasury and other US Government agencies and corporations

US Treasury and other US Government agencies’ and corporations’ securities represent US Treasury Bills, including cash management bills. These securities are held for trading and liquidity purposes. For further information, see ‘Country Risk Exposure’ in the Risk Review.

Other OECD governments

Other OECD government securities represent issuances by OECD governments, other than the US and UK Governments, principally Japan, Italy and Switzerland (2013: principally Japan, Italy and Switzerland). These securities are held for trading and liquidity management purposes. For further information, see ‘Country Risk Exposure’ in the Risk Review.

Bank and building society certificates of deposit and bonds

Bank bonds represent fixed securities with short to medium-term maturities issued by banks. These were managed within the overall position for the relevant book. These securities were held for liquidity purposes.

208	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. These securities are held for trading and yield purposes. For further information on Government-guaranteed fixed and floating rate notes, see ‘Country Risk Exposure’ in the Risk Review.

Mortgage-backed securities

This category principally comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. These securities are held as part of the FMIR portfolio. See Note 16 to the Consolidated Financial Statements.

Other asset-backed securities

This category comprises a range of mostly floating-rate asset-backed securities. See Note 16 to the Consolidated Financial Statements.

Other securities

This category principally comprises reversionary UK property securities. See Note 16 to the Consolidated Financial Statements.

Ordinary shares and similar securities

This category comprises equity securities listed in the UK and other countries held for trading purposes. See Note 14 to the Consolidated Financial Statements.

Contractual maturities of securities

Contractual maturities for available-for-sale debt securities and contractual maturities of investments held for trading or classified as fair value through profit or loss are set out in Notes 22 and 44 to the Consolidated Financial Statements, respectively.

Significant exposures

The following table sets forth the book value (which equals market value) of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Santander UK’s shareholders’ funds at 31 December 2014 as set out in the Consolidated Balance Sheet. The table also sets forth the classification of the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale £m	Total £m
UK Government and UK Government guaranteed	1,884	4,164	6,048
Japanese Government	3,783	-	3,783

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

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
UK	5,181	8,966	11,763	10,727	13,561
Non-UK	2,821	2,953	1,153	861	118
	8,002	11,919	12,916	11,588	13,679

Further geographical analysis of loans and advances to banks based on the country of domicile of the borrower rather than the office of lending is contained in ‘Country Risk Exposure’ in the Risk Review, including details of balances with other Banco Santander group companies.

Annual Report 2014	209

Financial review

Loans and advances to banks maturity analysis

The following table sets forth loans and advances to banks by maturity at 31 December 2014.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	3,061	1,146	74	266	330	304	5,181
Non-UK	2,821	-	-	-	-	-	2,821
Total	5,882	1,146	74	266	330	304	8,002
Of which:
– Fixed interest rate	147	796	43	-	330	281	1,597
– Variable interest rate	5,334	321	31	266	-	23	5,975
– Non interest-bearing	401	29	-	-	-	-	430
Total	5,882	1,146	74	266	330	304	8,002

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

Loans and advances to customers geographical analysis

The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. Further geographical analysis of loans and advances to customers based on the country of domicile of the borrower rather than the office of lending is contained in ‘Country Risk Exposure’ in the Risk Review, including details of balances with other Banco Santander group companies.

The balances below are stated before the deduction for impairment loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
UK
Advances secured on residential property	150,436	149,017	157,304	166,841	166,065
Corporate loans	32,262	29,799	29,571	29,988	25,737
Finance leases	2,639	3,158	3,061	2,944	2,653
Other secured advances	15	-	-	-	-
Other unsecured advances	7,043	5,732	6,733	7,545	7,734
Purchase and resale agreements	1,237	4,210	2,512	6,150	8,641
Loans and receivables securities	42	855	769	814	2,075
Amounts due from fellow subsidiaries, associates and joint ventures	797	813	347	32	57
Total UK	194,471	193,584	200,297	214,314	212,962
Non-UK
Advances secured on residential property	4	5	6	6	8
Corporate loans	-	-	-	1	1

Other secured advances	-	-	-	-	-
Other unsecured advances	-	31	25	-	-
Purchase and resale agreements	963	-	4,950	188	18
Loans and receivables securities	67	-	-	-	-
Total non-UK	1,034	36	4,981	195	27
Total	195,505	193,620	205,278	214,509	212,989
Less: impairment loss allowances	(1,439)	(1,555)	(1,802)	(1,563)	(1,655)
Total, net of impairment loss allowances	194,066	192,065	203,476	212,946	211,334

Detailed analysis of the loans and receivables securities included in the table above is set out in Note 21 to the Consolidated Financial Statements. Further analysis of the impairment loss allowance is set out in Note 18 to the Consolidated Financial Statements.

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate loans, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK accounts for more than 5% of total loans and advances.

210	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Loans and advances to customers maturity analysis

The following table sets out loans and advances to customers by maturity at 31 December 2014. Overdrafts are included in the ‘on-demand’ category. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Advances secured on residential property	1	452	675	6,842	16,612	125,854	150,436
Corporate loans	354	1,115	2,274	14,116	5,465	8,938	32,262
Finance leases	-	293	763	1,403	85	95	2,639
Other secured advances	-	-	-	3	4	8	15
Other unsecured advances	1,166	409	534	3,614	587	733	7,043
Purchase and resale agreements	-	1,007	230	-	-	-	1,237
Loans and receivables securities	-	-	-	-	-	42	42
Amounts due from fellow subsidiaries, associates and joint ventures	3	728	-	52	14	-	797
Total UK	1,524	4,004	4,476	26,030	22,767	135,670	194,471
Non-UK
Advances secured on residential property	-	-	-	1	1	2	4
Purchase and resale agreements	-	963	-	-	-	-	963
Loans and receivables securities	-	-	-	-	-	67	67
Total non-UK	-	963	-	1	1	69	1,034
Total	1,524	4,967	4,476	26,031	22,768	135,739	195,505
Of which:
– Fixed interest rate	57	2,421	1,532	8,684	8,301	78,043	99,038
– Variable interest rate	1,467	2,546	2,944	17,347	14,467	57,696	96,467
Total	1,524	4,967	4,476	26,031	22,768	135,739	195,505
Of which:
– Interest-only advances secured on residential property	323	188	722	5,858	10,228	40,268	57,587

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

Impairment loss allowances on loans and advances to customers

Details of Santander UK’s impairment loss allowances policy are set out in Note 1 to the Consolidated Financial Statements. An analysis of impairment loss allowances on loans and advances to customers, including movements in impairment loss allowances, is set out in Note 17 to the Consolidated Financial Statements.

DERIVATIVE ASSETS AND LIABILITIES

	2014 £m	2013 £m	2012 £m
Assets
- held for trading	20,235	17,433	28,064
- held for hedging	2,786	2,616	2,082
	23,021	20,049	30,146
Liabilities
- held for trading	20,462	17,297	27,415
- held for hedging	2,270	1,566	1,446
	22,732	18,863	28,861

Derivatives are held for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, Santander UK chooses to designate certain derivatives in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

Commercial Banking and Corporate & Institutional Banking deal with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Corporate & Institutional Banking. Corporate & Institutional Banking is responsible for implementing Santander UK derivative hedging with the external market together with its own trading activities. Further detail on market risk is set out in the Risk Review. A summary of Santander UK’s derivative activities, the related risks associated with such activities and the types of hedging derivatives used in managing such risks, as well as notional amounts and assets and liabilities analysed by contract type are contained in Note 15 of the Consolidated Financial Statements.

Annual Report 2014	211

Financial review

TANGIBLE FIXED ASSETS

	2014 £m	2013 £m	2012 £m
Property, plant and equipment	1,624	1,521	1,541
Capital expenditure incurred during the year	370	258	230

Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 25 to the Consolidated Financial Statements. Santander UK had 1,291 property interests at 31 December 2014 (2013: 1,502). The total consisted of 340 freeholds (2013: 349) and 952 operating lease interests (2013: 1,153), occupying a total floor space of 519,193 square metres (2013: 510,671 square metres).

The number of property interests is more than the number of individual properties as Santander UK has more than one interest in some properties. The majority of Santander UK’s property interests are retail branches. Included in the above total are 118 properties (2013: 208 properties) that were not occupied by Santander UK at 31 December 2014. Of Santander UK’s individual properties, 967 are located in the UK (2013: 1,056) and none in Europe and the US (2013: 1 and 2) respectively. There are no material environmental issues associated with the use of the above properties.

At 31 December 2014, Santander UK had 14 principal sites including its headquarters (2013: 16). They are used for its significant business operations, including Technology and Operations; People and Talent; Retail Banking; Commercial Banking; Corporate & Institutional Banking; Telephone Sales and Servicing; Complaints handling; Debt management; Finance; Compliance; Marketing; and IT operations including Data Centres.

Management believes its existing properties and those under construction, together with those it leases, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.

RETIREMENT BENEFIT PLANS

	2014 £m	2013 £m	2012 £m
Retirement benefit assets	315	118	254
Retirement benefit obligations	(199)	(672)	(305)

Santander UK operates a number of defined contribution and defined benefit pension schemes, and post-retirement medical benefit plans. Detailed disclosures of Santander UK’s retirement benefit assets and obligations are contained in Note 36 to the Consolidated Financial Statements.

DEPOSITS BY BANKS

The balances below include deposits by banks that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2014 £m	2013 £m	2012 £m
Year-end balance(1)	15,437	19,987	19,677
Average balance(2)	16,018	27,395	26,714
Average interest rate(2)	1.01%	1.53%	1.27%
(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £308m (2013: £614m, 2012: £340m).
(2)	Calculated using monthly data.

At 31 December 2014, deposits by foreign banks amounted to £3,840m (2013: £14,186m, 2012: £12,280m). The following tables set forth the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2014 £m	2013 £m	2012 £m
UK	16,016	27,307	26,592
Non-UK	2	88	122
	16,018	27,395	26,714

212	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2014 £m	2013 £m	2012 £m
Year-end balance	158,505	154,236	156,285
Average balance(1)	156,308	154,881	159,611
Average interest rate(1)	1.34%	1.74%	1.93%
(1)	Calculated using monthly data.

The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2014 £m	2013 £m	2012 £m
UK
Retail demand deposits	91,668	81,022	78,163
Retail time deposits	29,504	35,925	41,925
Wholesale deposits	31,856	31,067	31,118
	153,028	148,014	151,206
Non-UK
Retail demand deposits	834	964	1,375
Retail time deposits	1,218	2,703	5,818
Wholesale deposits	1,228	3,200	1,212
	3280	6,867	8,405
	156,308	154,881	159,611

Retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts). Retail demand and time deposits are also obtained outside the UK, principally through Abbey National International Limited and through the Isle of Man branch of Santander UK plc. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.

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

Annual Report 2014	213

Financial review

SHORT-TERM BORROWINGS

Santander UK includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission (the ‘SEC’) as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on Santander UK’s balance sheet. Santander UK’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for each of the years ended 31 December 2014, 2013 and 2012.

	2014 £m	2013 £m	2012 £m
Securities sold under repurchase agreements
- Year-end balance	9,420	14,844	24,583
- Year-end interest rate	0.35%	0.49%	0.40%
- Average balance(1)	16,816	20,573	30,336
- Average interest rate(1)	0.35%	0.54%	0.39%
- Maximum balance(1)	22,066	26,215	37,621
Commercial paper
- Year-end balance	4,364	3,996	3,697
- Year-end interest rate	0.24%	0.27%	0.37%
- Average balance(1)	4,404	4,453	3,742
- Average interest rate(1)	0.29%	0.28%	0.61%
- Maximum balance(1)	5,412	5,291	3,921
Borrowings from banks (Deposits by banks)(2)
- Year-end balance	2,983	3,057	2,372
- Year-end interest rate	0.38%	0.02%	0.29%
- Average balance(1)	3,135	2,721	2,923
- Average interest rate(1)	0.07%	0.03%	0.31%
- Maximum balance(1)	4,518	3,401	4,606
Negotiable certificates of deposit
- Year-end balance	3,806	2,646	4,499
- Year-end interest rate	0.36%	1.56%	1.97%
- Average balance(1)	4,044	2,529	2,208
- Average interest rate(1)	0.39%	1.51%	1.39%
- Maximum balance(1)	5,142	3,173	4,499
Other debt securities in issue
- Year-end balance	4,446	5,434	2,789
- Year-end interest rate	2.52%	3.37%	2.99%
- Average balance(1)	4,858	4,919	5,644
- Average interest rate(1)	2.89%	3.00%	2.70%
- Maximum balance(1)	5,975	7,245	7,049
(1)	Calculated using monthly data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £308m (2013: £614m, 2012: £340m).

Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC. Abbey National Treasury Services plc issues commercial paper with a minimum issuance amount of Euro 100,000 with a maximum maturity of 364 days. Abbey National North America LLC issues commercial paper with minimum denominations of US$100,000 with maturity of up to 270 days from the date of issue.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of Santander UK’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2014. A proportion of Santander UK’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2014.

Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	1,683	583	277	-	2,543
- Non-UK	1,197	33	33	204	1,467
Wholesale time deposits:
- UK	639	30	99	101	869
	3,519	646	409	305	4,879

At 31 December 2013, an additional £14m of wholesale deposits were repayable on demand.

214	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

DEBT SECURITIES IN ISSUE

Santander UK has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	2014 £m	2013 £m	2012 £m
Trading liabilities	30	3,211	2,918	4,119
Financial liabilities designated at fair value	31	2,848	3,407	4,002
Debt securities in issue	32	51,790	50,870	59,621
Subordinated liabilities	33	4,002	4,306	3,781
		61,851	61,501	71,523

Most of the debt securities that Santander UK has issued are classified as ‘Debt securities in issue’ in the balance sheet. The remaining debt securities issued by Santander UK are classified separately in the balance sheet, either because they qualify as ‘Trading liabilities’ or were designated upon initial recognition as ‘Financial liabilities designated at fair value’, or there are key differences in the legal terms of the securities, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (‘Subordinated liabilities’). Further information is set out in Notes 30 to 33 to the Consolidated Financial Statements.

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

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks (1) (2)	15,437	11,179	3,943	199	116
Deposits by customers - repos(1)	4,540	4,040	-	-	500
Deposits by customers - other(2)	153,965	148,367	4,406	856	336
Derivative financial instruments	22,732	2,834	2,519	2,403	14,976
Debt securities in issue(3)	57,849	13,891	11,096	6,154	26,708
Subordinated liabilities	4,002	269	541	513	2,679
Retirement benefit obligations	9,314	225	496	566	8,027
Operating lease obligations	406	67	119	108	112
Purchase obligations	465	465	-	-	-
	268,710	181,337	23,120	10,799	53,454
(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

As the above table is based on contractual maturities, no account is taken of call features related to Subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 28 and 29 to the Consolidated Financial Statements. Santander UK has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

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

See Note 24 to the Consolidated Financial Statements for further information regarding off-balance sheet arrangements. See Note 37 to the Consolidated Financial Statements for additional information regarding Santander UK’s guarantees, commitments and contingencies. In the ordinary course of business, Santander UK also enters into securitisation transactions as described in Note 19 to the Consolidated Financial Statements. The securitisation companies are consolidated and the assets continue to be administered by Santander UK. The securitisation companies provide Santander UK with an important source of long-term funding.

Annual Report 2014	215

Financial review

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

Santander UK seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Review.

Changes in net interest income - volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income (including amounts classified in discontinued operations) between changes in volume and changes in rate for the years ended 31 December 2014, 2013 and 2012. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

		2014/2013			2013/2012
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(20)	(36)	16	(37)	(15)	(22)
- Non-UK	11	7	4	10	20	(10)
Loans and advances to customers:
- UK	(392)	(44)	(348)	(237)	(347)	110
Other interest earning financial assets:
- UK	31	30	1	-	14	(14)
- Non-UK	(3)	(3)	-	2	1	1
Total interest income
- UK	(381)	(50)	(331)	(274)	(348)	74
- Non-UK	8	4	4	12	21	(9)
	(373)	(46)	(327)	(262)	(327)	65
Interest expense
Deposits by banks:
- UK	(107)	(39)	(68)	1	(52)	53
- Non-UK	-	-	-	-	-	-
Deposits by customers - retail demand deposits:
- UK	(14)	139	(153)	(193)	46	(239)
- Non-UK	(10)	(2)	(8)	(27)	(12)	(15)
Deposits by customers - retail time deposits:
- UK	(465)	(210)	(255)	4	(167)	171
- Non-UK	(46)	(36)	(10)	(88)	(82)	(6)
Deposits by customers - wholesale deposits:
- UK	(51)	(26)	(25)	37	82	(45)
- Non-UK	-	1	(1)	1	-	1
Subordinated debt:
- UK	45	12	33	(68)	(44)	(24)
Debt securities in issue:
- UK	(192)	(68)	(124)	(161)	(155)	(6)
- Non-UK	(6)	1	(7)	(8)	12	(20)
Other interest-bearing financial liabilities:
- UK	2	1	1	11	30	(19)
Total interest expense
- UK	(782)	(191)	(591)	(369)	(260)	(109)
- Non-UK	(62)	(36)	(26)	(122)	(82)	(40)
	(844)	(227)	(617)	(491)	(342)	(149)
Net interest income	471	181	290	229	15	214

216	Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

AVERAGE BALANCE SHEET

As year-end statements may not be representative of activity throughout the year, average balance sheets are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

			2014			2013			2012

	Average Balance(1) £m	Interest £m	Average rate %	Average balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest £m	Average rate %
Assets
Loans and advances to banks:
- UK	19,263	111	0.58	26,432	131	0.50	28,941	168	0.58
- Non-UK	10,078	30	0.30	7,453	19	0.25	2,339	9	0.38
Loans and advances to customers:(3)
- UK	187,843	6,548	3.49	189,048	6,940	3.67	198,657	7,177	3.61
- Non-UK	5	-	-	6	-	-	7	-	-
Debt securities:
- UK	8,312	108	1.30	6,009	77	1.28	5,093	77	1.51
- Non-UK	-	-	-	166	3	1.81	92	1	1.09
Total average interest-earning assets, interest income(2)	225,501	6,797	3.01	229,114	7,170	3.13	235,129	7,432	3.24
Impairment loss allowances	(1,502)	-	-	(1,704)	-	-	(1,707)	-	-
Trading business	18,549	-	-	25,032	-	-	26,445	-	-
Assets designated at FVTPL	2,793	-	-	3,140	-	-	4,439	-	-
Other non-interest-earning assets	34,204	-	-	38,414	-	-	42,624	-	-
Total average assets	279,545	-	-	293,996	-	-	306,930	-	-
Non-UK assets as a % of total	3.61%	-	-	2.59%	-	-	0.79%	-	-
Liabilities
Deposits by banks:
- UK	(6,855)	(81)	1.18	(8,624)	(188)	2.18	(11,945)	(187)	1.57
- Non-UK	(2)	-	-	(13)	-	-	(65)	-	-
Deposits by customers - retail demand:
- UK	(91,668)	(1,047)	1.14	(81,022)	(1,061)	1.31	(78,163)	(1,254)	1.60
- Non-UK	(834)	(3)	0.36	(964)	(13)	1.35	(1,375)	(40)	2.91
Deposits by customers - retail time:
- UK	(29,504)	(708)	2.40	(35,925)	(1,173)	3.26	(41,925)	(1,169)	2.79
- Non-UK	(1,218)	(20)	1.64	(2,703)	(66)	2.44	(5,818)	(154)	2.65
Deposits by customers – wholesale:
- UK	(26,361)	(293)	1.11	(28,525)	(344)	1.21	(22,506)	(307)	1.36
- Non-UK	(1,169)	(1)	0.09	(628)	(1)	0.16	(52)	-	-
Bonds and medium-term notes:
- UK	(46,517)	(1,021)	2.19	(49,292)	(1,213)	2.46	(55,567)	(1,374)	2.47
- Non-UK	(4,730)	(11)	0.23	(4,512)	(17)	0.38	(3,043)	(25)	0.82
Dated and undated loan capital and other subordinated liabilities:
- UK	(4,285)	(151)	3.52	(3,860)	(106)	2.75	(5,159)	(174)	3.37
- Non-UK	-	-	-	-	-	-	-	-	-
Other interest-bearing liabilities:
- UK	(422)	(27)	6.40	(406)	(25)	6.16	(129)	(14)	10.85
Total average interest-bearing liabilities, interest expense(2)	(213,565)	(3,363)	1.57	(216,474)	(4,207)	1.94	(225,747)	(4,698)	2.08
Trading business	(22,242)	-	-	(30,546)	-	-	(28,962)	-	-
Liabilities designated at FVTPL	(3,556)	-	-	(4,997)	-	-	(5,152)	-	-
- Other non-interest bearing liabilities	(26,606)	-	-	(29,003)	-	-	(33,770)	-	-
Shareholders’ funds	(13,576)	-	-	(12,976)	-	-	(13,299)	-	-
Total average liabilities and shareholders’ funds	(279,545)	-	-	(293,996)	-	-	(306,930)	-	-
Non-UK liabilities as a % of total	2.84%	-	-	3.00%	-	-	3.37%	-	-
(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2014 was 105.59% (2013: 105.84%, 2012: 104.16%).
(3)	Loans and advances to customers include non-performing loans. See the ‘Credit Risk’ section of the Risk Review.
(4)

The net interest margin for the year ended 31 December 2014 was 1.52% (2013: 1.29%, 2012: 1.16%). Net interest margin is calculated as net interest income divided by average interest earning assets. This differs from the Banking Net Interest Margin, discussed in the CEO’s review, which is calculated as net interest income divided by average customer assets.

(5)

The interest spread for the year ended 31 December 2014 was 1.44% (2013: 1.19%, 2012: 1.16%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

Annual Report 2014	217

Financial review

Cash flows

	2014 £m	2013 £m	2012 £m
Net cash (outflow)/inflow from operating activities	(5,559)	4,752	4,024
Net cash (outflow)/inflow from investing activities	(4,145)	182	(5,808)
Net cash (outflow)/inflow from financing activities	(335)	(8,423)	1,101
Decrease in cash and cash equivalents	(10,039)	(3,489)	(683)

The major activities and transactions that affected Santander UK’s cash flows during 2014, 2013 and 2012 were as follows:

In 2014, the net cash outflow from operating activities of £5,559m resulted from the reduction in trading balances, increased customer lending partially offset by increased customer savings and deposits from other banks. In 2014, the net cash outflow from investing activities of £4,145m principally reflected the purchase and sale of available-for-sale securities. In 2014, the net cash outflow from financing activities of £335m reflected the repayment of debt securities maturing in the year of £20,310m offset by new issues of debt securities of £19,936m and the issuance of £800m Perpetual Capital Securities. Further outflows of cash occurred in the payment of interim dividends of £447m on ordinary shares and £40m of dividends on other equity instruments. In 2014, cash and cash equivalents decreased by £10,039m principally from the increase in customer lending and purchase of available-for-sale securities.

In 2013, the net cash inflow from operating activities of £4,752m resulted from the continued reduction in Santander UK’s lending portfolios, partially offset by a reduction in customer savings and deposits from other banks. In 2013, the net cash inflow from investing activities of £182m was in principle derived from the purchase and sale of UK Treasury bills, partially offset by the purchase of property, plant and equipment. In 2013, the net cash outflow from financing activities of £8,423m reflected the repayment of loan capital maturing in the year of £33,170m partially offset by new issues of loan capital of £25,469m. Further outflows of cash occurred in the payment of £665m dividends on ordinary shares. In 2013, cash and cash equivalents decreased by £3,489m principally from the repayment of matured loan capital offset by reduced customer lending.

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

218	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Financial statements

220	Report of Independent Registered Public Accounting Firm

223	Primary financial statements

223	Consolidated Income Statement for the years ended 31 December 2014, 2013 and 2012

223	Consolidated Statement of Comprehensive Income for the years ended 31 December 2014, 2013 and 2012

224	Consolidated Balance Sheet at 31 December 2014 and 2013

225	Consolidated Statement of Changes in Equity for the years ended 31 December 2014, 2013 and 2012

226	Consolidated Cash Flow Statement for the years ended 31 December 2014, 2013 and 2012

227	Company Balance Sheet at 31 December 2014 and 2013

228	Company Statement of Changes in Equity for the years ended 31 December 2014, 2013 and 2012

229	Company Cash Flow Statement for the years ended 31 December 2014, 2013 and 2012

230	Notes to the financial statements

Annual Report 2014	219

Financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Santander UK plc

We have audited the accompanying consolidated balance sheets of Santander UK plc and subsidiaries (the ‘Group’) as at 31 December 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 2014, the related Notes 1 to 48 and the Risk Review, except for those items marked as unaudited. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Santander UK plc and subsidiaries as at 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (‘IASB’).

Deloitte LLP

London, UK

24 February 2015

220	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

This page intentionally blank

Annual Report 2014	221

Financial statements

This page intentionally blank

222	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013(1) £m	2012(1) £m
Interest and similar income	3	6,797	7,170	7,432
Interest expense and similar charges	3	(3,363)	(4,207)	(4,698)
Net interest income		3,434	2,963	2,734
Fee and commission income	4	1,095	1,058	1,086
Fee and commission expense	4	(356)	(300)	(225)
Net fee and commission income		739	758	861
Net trading and other income	5	297	308	1,088
Total operating income		4,470	4,029	4,683
Administration expenses	6	(1,915)	(1,947)	(1,873)
Depreciation, amortisation and impairment	7	(482)	(248)	(241)
Total operating expenses excluding impairment losses, provisions and charges		(2,397)	(2,195)	(2,114)
Impairment losses on loans and advances	9	(258)	(475)	(988)
Provisions for other liabilities and charges	9	(416)	(250)	(429)
Total operating impairment losses, provisions and charges		(674)	(725)	(1,417)
Profit on continuing operations before tax		1,399	1,109	1,152
Tax on profit on continuing operations	10	(289)	(211)	(271)
Profit on continuing operations after tax		1,110	898	881
(Loss)/profit from discontinued operations after tax	11	-	(8)	62
Profit after tax for the year		1,110	890	943

Attributable to:
Equity holders of the parent		1,110	890	943

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013(1) £m	2012(1) £m
Profit for the year		1,110	890	943
Other comprehensive income/(expense):
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Net gains on available-for-sale securities	22	235	15	6
- Net gains on available-for-sale securities transferred to profit or loss on sale		(208)	(46)	(17)
- Tax on above items	10	(6)	7	3
		21	(24)	(8)
Cash flow hedges:
- Net gains/(losses) on cash flow hedges		44	(207)	-
- Net gains on cash flow hedges transferred to profit or loss		427	66	-
- Tax on above items	10	(99)	31	-
		372	(110)	-
Exchange differences on translation of foreign operations		(4)	-	-
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently		389	(134)	(8)
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Remeasurement of defined benefit pension obligations	36	132	(564)	(183)
Tax on above item	10	(27)	113	42
Net other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently		105	(451)	(141)
Total other comprehensive income/(expense) for the year net of tax		494	(585)	(149)
Total comprehensive income for the year		1,604	305	794
Attributable to:
Equity holders of the parent		1,604	305	794

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

Annual Report 2014	223

Financial statements

CONSOLIDATED BALANCE SHEET

At 31 December 2014 and 2013

	Notes	2014 £m	2013(1) £m
Assets
Cash and balances at central banks	13	22,562	26,374
Trading assets	14	21,700	22,294
Derivative financial instruments	15	23,021	20,049
Financial assets designated at fair value	16	2,881	2,747
Loans and advances to banks	17	2,057	2,347
Loans and advances to customers	18	188,691	184,587
Loans and receivables securities	21	118	1,101
Available-for-sale securities	22	8,944	5,005
Macro hedge of interest rate risk		963	769
Interests in other entities	23	38	27
Intangible assets	24	2,187	2,335
Property, plant and equipment	25	1,624	1,521
Current tax assets		-	114
Deferred tax assets	26	-	16
Retirement benefit assets	36	315	118
Other assets	27	876	882
Total assets		275,977	270,286
Liabilities
Deposits by banks	28	8,214	8,696
Deposits by customers	29	153,606	147,167
Trading liabilities	30	15,333	21,278
Derivative financial instruments	15	22,732	18,863
Financial liabilities designated at fair value	31	2,848	3,407
Debt securities in issue	32	51,790	50,870
Subordinated liabilities	33	4,002	4,306
Macro hedge of interest rate risk		139	-
Other liabilities	34	2,302	1,883
Provisions	35	491	550
Current tax liabilities		69	4
Deferred tax liabilities		59	-
Retirement benefit obligations	36	199	672
Total liabilities		261,784	257,696
Equity
Share capital and other equity instruments	38	4,244	3,709
Share premium	38	5,620	5,620
Retained earnings		4,056	3,377
Other reserves		273	(116)
Total shareholders’ equity		14,193	12,590
Total liabilities and equity		275,977	270,286

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

The Primary Financial Statements and the accompanying Notes to the Financial Statements were approved and authorised for issue by the Board on 24 February 2015 and signed on its behalf by:

Stephen Jones

Chief Financial Officer

Company Registered Number: 2294747

224	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2014, 2013 and 2012

				Other reserves
	Notes	Share capital and other equity instruments £m	Share premium £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings(1) £m	Total £m

1 January 2014		3,709	5,620	(23)	(110)	17	3,377	12,590
Total comprehensive income for the year:
- Profit for the year		-	-	-	-	-	1,110	1,110
- Other comprehensive income for the year:
- Net gains on available-for-sale securities		-	-	235	-	-	-	235
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(208)	-	-	-	(208)
- Net gains on cash flow hedges		-	-	-	44	-	-	44
- Net losses on cash flow hedges transferred to profit or loss		-	-	-	427	-	-	427
- Remeasurement of defined benefit pension obligations		-	-	-	-	-	132	132
- Exchange differences on translation of foreign operations		-	-	-	-	(4)	-	(4)
- Tax on other comprehensive income		-	-	(6)	(99)	-	(27)	(132)
Other comprehensive income for the year, net of tax		-	-	21	372	(4)	105	494
Issue of Perpetual Capital Securities		800	-	-	-	-	-	800
Repurchase of Preference Shares		(265)	-	-	-	-	(9)	(274)
Dividends and other distributions		-	-	-	-	-	(527)	(527)
31 December 2014		4,244	5,620	(2)	262	13	4,056	14,193

1 January 2013		3,999	5,620	1	-	17	3,405	13,042
Total comprehensive income for the year:
- Profit for the year		-	-	-	-	-	890	890
- Other comprehensive income for the year:
- Net gains on available-for-sale securities		-	-	15	-	-	-	15
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(46)	-	-	-	(46)
- Net losses on cash flow hedges		-	-	-	(207)	-	-	(207)
- Net losses on cash flow hedges transferred to profit or loss		-	-	-	66	-	-	66
- Remeasurement of defined benefit pension obligations		-	-	-	-	-	(564)	(564)
- Tax on other comprehensive income		-	-	7	31	-	113	151
Other comprehensive income for the year, net of tax		-	-	(24)	(110)	-	(451)	(585)
Repurchase of preference shares	38	(290)	-	-	-	-	15	(275)
Dividends and other distributions	12	-	-	-	-	-	(482)	(482)
31 December 2013		3,709	5,620	(23)	(110)	17	3,377	12,590

1 January 2012		3,999	5,620	9	-	17	3,110	12,755
Total comprehensive income for the year:
- Profit for the year		-	-	-	-	-	943	943
- Other comprehensive income for the year:
- Net gains on available-for-sale securities		-	-	6	-	-	-	6
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(17)	-	-	-	(17)
- Remeasurement of defined benefit pension obligations		-	-	-	-	-	(183)	(183)
- Tax on other comprehensive income		-	-	3	-	-	42	45
Other comprehensive income for the year, net of tax		-	-	(8)	-	-	(141)	(149)
Dividends and other distributions	12	-	-	-	-	-	(507)	(507)
31 December 2012		3,999	5,620	1	-	17	3,405	13,042

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

Annual Report 2014	225

Financial statements

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013(1) £m	2012(1) £m
Cash flows (used in)/from operating activities
Profit for the year		1,110	890	943
Adjustments for:
Non cash items included in profit		1,306	1,618	1,511
Change in operating assets		(11,662)	17,616	8,340
Change in operating liabilities		4,449	(15,956)	(4,578)
Corporation taxes paid		(149)	(118)	(231)
Effects of exchange rate differences		(613)	702	(1,961)
Net cash flow (used in)/from operating activities	39	(5,559)	4,752	4,024
Cash flows (used in)/from investing activities
Investments in other entities		-	(18)	(6)
Purchase of property, plant and equipment and intangible assets	24,25	(506)	(339)	(454)
Proceeds from sale of property, plant and equipment and intangible assets		71	99	80
Purchase of available-for-sale securities		(4,236)	(2,904)	(6,338)
Proceeds from sale and redemption of available-for-sale securities		526	3,344	910
Net cash flow (used in)/from investing activities		(4,145)	182	(5,808)
Cash flows (used in)/from financing activities
Issue of debt securities		19,936	25,469	37,219
Issue of Perpetual Capital Securities		800	-	-
Repayment of debt securities		(20,310)	(32,880)	(35,636)
Repurchase of preference shares		(274)	(290)	-
Dividends paid on ordinary shares	12	(447)	(665)	(425)
Dividends paid on preference shares classified in equity	12	(19)	(19)	(19)
Dividends paid on Reserve Capital Instruments	12	(21)	(21)	(21)
Dividends paid on Perpetual Preferred Securities	12	-	(17)	(17)
Net cash flow (used in)/from financing activities		(335)	(8,423)	1,101
Net decrease in cash and cash equivalents		(10,039)	(3,489)	(683)
Cash and cash equivalents at beginning of the year		37,179	41,639	42,946
Effects of exchange rate changes on cash and cash equivalents		223	(971)	(624)
Cash and cash equivalents at the end of the year	39	27,363	37,179	41,639

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

226	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

COMPANY BALANCE SHEET

At 31 December 2014 and 2013

	Notes	2014(1) £m	2013(1),(2) £m
Assets
Cash and balances at central banks	13	18,102	21,399
Derivative financial instruments	15	3,412	2,461
Financial assets designated at fair value	16	83	1
Loans and advances to banks	17	6,073	109,267
Loans and advances to customers	18	170,211	164,393
Loans and receivables securities	21	4,598	5,474
Available-for-sale securities	22	6,405	2,029
Macro hedge of interest rate risk		7	-
Interests in other entities	23	5,366	6,176
Intangible assets	24	1,986	1,678
Property, plant and equipment	25	1,260	1,196
Current tax assets		208	423
Deferred tax assets	26	-	54
Retirement benefit assets	36	311	110
Other assets	27	783	808
Total assets		218,805	315,469
Liabilities
Deposits by banks	28	12,553	115,218
Deposits by customers	29	183,788	179,399
Derivative financial instruments	15	2,154	1,803
Debt securities in issue	32	112	156
Subordinated liabilities	33	4,065	4,212
Other liabilities	34	2,028	1,584
Provisions	35	436	481
Deferred tax liabilities		26	-
Retirement benefit obligations	36	199	670
Total liabilities		205,361	303,523
Equity
Share capital and other equity instruments	38	4,244	3,709
Share premium	38	5,620	5,620
Retained earnings		3,557	2,617
Available for sale reserve		23	-
Total shareholders’ equity		13,444	11,946
Total liabilities and equity		218,805	315,469

    (1) The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

    (2) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Financial Statements.

The Primary Financial Statements and the accompanying Notes to the Financial Statements were approved and authorised for issue by the Board on 25 February 2015 and signed on its behalf by:

Stephen Jones

Chief Financial Officer

Company Registered Number: 2294747

Annual Report 2014	227

Financial statements

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2014, 2013 and 2012

	Notes	Share capital and other equity instruments £m	Share premium £m	Available for sale reserve £m	Retained earnings(1) £m	Total(2) £m
1 January 2014		3,709	5,620	-	2,617	11,946
Total comprehensive income for the year:
- Profit for the year		-	-	-	1,346	1,346
- Other comprehensive income for the year:
- Net gains on available-for-sale securities		-	-	257	-	257
- Net gains on available-for-sale securities transferred to profit or loss on sale		-	-	(228)	-	(228)
- Other movements		-	-	-	21	21
- Remeasurement of defined benefit pension obligations		-	-	-	136	136
- Tax on other comprehensive income		-	-	(6)	(27)	(33)
Other comprehensive income for the year, net of tax		-	-	23	130	153
Issue of Perpetual Capital Securities		800	-	-	-	800
Repurchase of preference shares		(265)	-	-	(9)	(274)
Dividends		-	-	-	(527)	(527)
31 December 2014		4,244	5,620	23	3,557	13,444

1 January 2013		3,999	5,620	(2)	3,310	12,927
Total comprehensive income for the year:
- Profit for the year		-	-	-	225	225
- Other comprehensive income for the year:
- Net gains on available-for-sale securities		-	-	2	-	2
- Remeasurement of defined benefit pension obligations		-	-	-	(564)	(564)
- Tax on other comprehensive income		-	-	-	113	113
Other comprehensive income for the year, net of tax		-	-	2	(451)	(449)
Repurchase of preference shares	38	(290)	-	-	15	(275)
Dividends	12	-	-	-	(482)	(482)
31 December 2013		3,709	5,620	-	2,617	11,946

1 January 2012		3,999	5,620	7	4,714	14,340
Total comprehensive income for the year:
- Profit for the year		-	-	-	(756)	(756)
- Other comprehensive income for the year:
- Net gains on available-for-sale securities		-	-	2	-	2
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(14)	-	(14)
- Remeasurement of defined benefit pension obligations		-	-	-	(183)	(183)
- Tax on other comprehensive income		-	-	3	42	45
Other comprehensive income for the year, net of tax		-	-	(9)	(141)	(150)
Dividends	12	-	-	-	(507)	(507)
31 December 2012		3,999	5,620	(2)	3,310	12,927

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

    (2) The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Financial Statements.

228	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

COMPANY CASH FLOW STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014(1) £m	2013(1),(2) £m	2012(1),(2) £m
Cash flows (used in)/from operating activities
Profit/(loss) for the year		1,346	225	(756)
Adjustments for:
Non cash items included in profit		2,166	2,424	1,053
Change in operating assets		50,829	22,447	2,446
Change in operating liabilities		(98,441)	(4,814)	10,394
Corporation taxes paid		(59)	(87)	(149)
Effects of exchange rate differences		66	(182)	(530)
Net cash flow (used in)/from operating activities	39	(44,093)	20,013	12,458
Cash flows (used in)/from investing activities
Interests in other entities	23	-	(1,084)	-
Purchase of property, plant and equipment and intangible assets	24,25	(372)	(320)	(354)
Proceeds from sale of property, plant and equipment and intangible assets		13	38	3
Purchase of available-for-sale securities		(4,236)	(1,680)	(348)
Proceeds from sale and redemption of available-for-sale securities		109	-	46
Net cash flow used in investing activities		(4,486)	(3,046)	(653)
Cash flows (used in)/from financing activities
Issue of debt securities		-	907	-
Issue of Perpetual Capital Securities		800	-	-
Repayment of debt securities		(342)	(227)	(2,394)
Repurchase of preference shares		(274)	(290)	-
Dividends paid on ordinary shares	12	(447)	(665)	(425)
Dividends paid on Perpetual Preferred Securities	12	-	(17)	(17)
Dividends paid on preference shares classified in equity	12	(19)	(19)	(19)
Dividends paid on Reserve Capital Instruments	12	(21)	(21)	(21)
Net cash flow used in financing activities		(303)	(332)	(2,876)
Net (decrease)/increase in cash and cash equivalents		(48,882)	16,635	8,929
Cash and cash equivalents at beginning of the year		70,917	54,282	45,353
Effects of exchange rate changes on cash and cash equivalents		-	-	-
Cash and cash equivalents at the end of the year	39	22,035	70,917	54,282

    (1) The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

    (2) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Financial Statements.

Annual Report 2014	229

Financial review

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK plc (the ‘Company’) and the Santander UK plc group (the ‘Santander UK group’) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to business and public sector customers.

Santander UK plc is a public limited company, incorporated in England and Wales having a registered office in England. It is an operating company undertaking banking and financial services transactions.

Basis of preparation

These financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. The financial statements have been prepared on the going concern basis using the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, assets held for sale, retirement benefit obligations and cash-settled share based payments. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the Directors’ statement of going concern set out in the Directors’ Report.

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

The Company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and as applied in accordance with the provision of the UK Companies Act 2006.

Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the Risk Review which form an integral part of these financial statements.

Recent accounting developments

In 2014, the Santander UK group adopted the following new accounting pronouncements and amendments to standards which became effective for financial years beginning on 1 January 2014.

a)

IAS 32 ‘Financial Instruments: Presentation’ - In December 2011, the IASB issued amendments to IAS 32 entitled ‘Offsetting Financial Assets and Financial Liabilities’ which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively. The amendments did not have a material effect on the Consolidated Financial Statements.

b)

IFRIC Interpretation 21 ‘Levies’ - In May 2013, IFRIC issued IFRIC 21 which provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. The adoption of IFRIC 21 changed the accounting for the Financial Services Compensation Scheme (‘FSCS’) but did not affect the accounting for any other government imposed levy paid by the Santander UK group. In accordance with IFRIC 21, which has been applied retrospectively, FSCS levies are not recognised earlier than the levy year commencing 1 April to which the levies relate.

The impact of applying IFRIC 21 at 1 January 2014 was to increase retained earnings by £70m, increase deferred tax assets by £19m, and to reduce provisions by £89m. The impact of IFRIC 21 on the results for the year ended 31 December 2013 increase provisions for other liabilities and charges by £30m and to decrease tax on profit on continuing operations by £7m resulting in a decrease of profit on continuing operations after tax by £23m. The impact of IFRIC 21 on the results for the year ended 31 December 2012 was to decrease provisions for other liabilities and charges by £5m and to increase tax on profit on continuing operations by £1m resulting in an increase of profit on continuing operations after tax by £4m. The impact of applying IFRIC 21 at 1 January 2013 was to increase retained earnings by £93m, increase deferred tax assets by £26m, and to reduce provisions by £119m. In accordance with IFRIC 21, FSCS levies of £91m have been recognised in provisions for other liabilities and charges for the year ended 31 December 2014 (see Note 35). The application of IFRIC 21 had no impact on cash and cash equivalents or net cash flows from operating activities. Within the cash flow statement, the impact of the application of IFRIC 21 on the profit for the year was offset by an equal and opposite impact on the change in operating liabilities.

c)	There are a number of other changes to IFRS that were effective from 1 January 2014. Those changes did not have a significant impact on the Santander UK group’s financial statements.

230	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)

IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

Phase 1: Classification and measurement of financial assets and financial liabilities. Financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. The standard also introduces a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Phase 2: Impairment methodology. IFRS 9 fundamentally changes the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. It is no longer necessary for a credit event to have occurred before credit losses are recognised. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting. These requirements align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting. Dynamic hedging of open portfolios is being dealt with as a separate project and until such time as that project is complete, entities can choose between applying the hedge accounting requirements of IFRS 9 or to continue to apply the existing hedge accounting requirements in IAS 39. The revised hedge accounting requirements in IFRS 9 are applied prospectively.

The effective date of IFRS 9 is 1 January 2018. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement and the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 9 on these Consolidated Financial Statements.

b)

IFRS 15 ‘Revenue from Contracts with Customers’ (‘IFRS 15’) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2017. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the Santander UK group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Consolidated Financial Statements.

c)

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

>	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
>	potential voting rights held by the Company, other vote holders or other parties;
>	rights arising from other contractual arrangements; and
>

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

Annual Report 2014	231

Financial review

The acquisition method of accounting is used to account for the acquisition of subsidiaries which meet the definition of a business. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the Santander UK group’s share of the identifiable net assets of the acquired subsidiary, associate or business at the date of acquisition is recorded as goodwill. When the Santander UK group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

Transactions between entities under common control, i.e. fellow subsidiaries of Banco Santander, S.A. (the ‘ultimate parent’) are outside the scope of IFRS 3 – ‘Business Combinations’, and there is no other guidance for such situations under IFRS. The Santander UK group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, unless the transaction represents a reorganisation of entities within the Santander UK group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Santander UK group in a manner consistent with group reconstruction relief under UK GAAP (merger accounting).

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

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies have been aligned to the extent there are differences from the Santander UK group’s policies.

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

Foreign currency translation

Items included in the financial statements of each entity (including foreign branch operations) in the Santander UK group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the ‘functional currency’). The Consolidated Financial Statements are presented in sterling, which is the functional currency of the Company.

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

Exchange rate differences recognised in the consolidated income statement on items not at fair value through profit and loss were £486m income (2013: £(450)m expense, 2012: £1,631m income) and are presented in the line net trading and other income (see Note 5). Exchange rate differences on items measured at fair value through profit or loss are included in the changes to fair value as presented in net trading and other income.

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

232	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

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

Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (e.g. certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

c) Dividend income

Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

d) Net trading and other income

Net trading and other income comprises all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (including financial assets and liabilities held for trading, trading derivatives and designated as fair value through profit or loss), together with related interest income, expense, dividends and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are also recognised in net trading and other income. Net trading and other income also include income from operating lease assets, and profits/(losses) arising on the sales of property, plant and equipment and subsidiary undertakings.

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

Pensions and other post-retirement benefits

The Santander UK group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Santander UK group has no legal or constructive obligations to pay further contributions into the fund to ‘top up’ benefits to a certain guaranteed level. Pension costs are charged to the line item ‘Administration expenses’, with the net interest on the defined benefit asset or liability included within ‘Net interest income’ in the income statement.

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

Annual Report 2014	233

Financial review

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

234	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Property, plant and equipment

Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ’Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware.

Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years

Depreciation is not charged on freehold land and assets under construction.

Financial assets and liabilities

Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition. Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, available-for-sale and held to maturity financial assets. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, or assets classified as available-for-sale, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The Santander UK group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition. Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition.

Financial assets are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the Santander UK group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control. Financial liabilities are derecognised when extinguished, cancelled or expire.

A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned. Regular way purchases of financial assets classified as loans and receivables, issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way purchases and issues are recognised on trade date.

a) Financial assets and liabilities at fair value through profit or loss

Financial assets and financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition.

Financial asset and financial liabilities are classified as held for trading if they are derivatives or it they are acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.

In certain circumstances financial assets and financial liabilities other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on a different basis, where the assets or liabilities are managed and their performance evaluated on a fair value basis, or where a financial asset or financial liability contains one or more embedded derivatives which are not closely related to the host contract.

Financial assets and financial liabilities classified as fair value through profit or loss are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement.

Derivative financial instruments, trading assets and liabilities and financial assets and liabilities designated at fair value are classified as fair value through profit or loss.

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

Annual Report 2014	235

Financial review

d) Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, are initially recognised at fair value and are subsequently valued at amortised cost, using the effective interest method. The Santander UK group does not hold any held to maturity financial assets.

e) Borrowings

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

f) Other financial liabilities

All other financial liabilities are initially recognised at fair value net of transaction costs incurred. They are subsequently stated at amortised cost, using the effective interest method.

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. These products are accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivative financial instruments.

g) Sale and repurchase agreements (including stock borrowing and lending)

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

236	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Hedge accounting

Santander UK plc group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, exchange rates and certain indices such as retail price indices.

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

a) Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet position in Macro hedge of interest rate risk and recognised in the income statement as income or expenses on financial assets and liabilities held for trading. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.

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

The Santander UK group is exposed to cash flow interest rate risk on its floating rate assets and foreign currency risk on its fixed rate debt issuances denominated in foreign currency. Cash flow hedging is used to hedge the variability in cash flows arising from both these risks.

Securitisation transactions

The Santander UK group has entered into certain arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Santander UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction.

Impairment of financial assets

At each balance sheet date the Santander UK group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as loans and advances, loans and receivables securities or available-for-sale financial assets have become impaired. Evidence of impairment varies across different portfolios and may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured potentially reducing the burden to the borrower. Impairment losses are recorded as charges in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an impairment loss allowance. Impairment loss allowances are maintained at the level that management deems sufficient to absorb incurred losses. Losses expected from future events are not recognised.

Annual Report 2014	237

Financial review

a) Loans and advances

Impairment loss allowances for loans and advances, less amounts released and recoveries of amounts written off are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The impairment loss allowances are deducted from the ‘Loans and advances to banks’, ‘Loans and advances to customers’ and ‘Loans and receivables securities’ line items on the balance sheet.

i) Retail assets

Retail customers are assessed either individually or collectively for impairment. Potential indicators of loss events which may be evidence of impairment for retail borrowers may include:

>	missed payments of capital or interest;
>	the borrower notifying the Santander UK group of current or likely financial distress;
>	request from a borrower to change contractual terms as a result of the borrower’s financial difficulty (i.e. forbearance);
>	contact from a debt management company; and
>	changes in activity or arrears on other accounts held by the borrower.

Individual assessment

For individually assessed assets, the Santander UK group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows from the asset discounted at the asset’s original effective interest rate.

Collective assessment

In making a collective assessment for impairment, financial assets are grouped together according to their credit risk characteristics. These can include grouping by product, loan-to-value, brand, geography, type of customer and previous insolvency events. For each such portfolio or sub-segment of the portfolio, future cash flows are estimated through the use of historical loss experience. The historical loss experience is adjusted to include the effects of changes in current economic, behavioural and other conditions that cannot be successfully depicted solely from historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest and other similar income within the income statement, with an increase to the impairment loss allowances on the balance sheet. Loans for which evidence of potential loss have been specifically identified are group together for the purpose of calculating an allowance for observed losses. Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an allowance for incurred but no observed (‘IBNO’) losses. Such losses will only be individually identified in the future.

Observed impaired loss allowance

An impairment loss allowance for observed losses is established for all non-performing loans, which are typically three months or more past due, where it is increasingly probable that some of the capital or interest will not be repaid or recovered through enforcement of any applicable security. The allowance for observed losses is determined on a collective (or ‘portfolio’) basis for groups of loans with similar credit risk characteristics.

The length of time before an asset is regarded as being in default depends on whether the asset is secured and the nature of the collateral that secures the advances. On advances secured by residential or commercial property, the default period is three months. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan. On unsecured advances, such as personal term loans, the default period is generally three months. Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account.

The allowance for observed losses is calculated as the product of the number of accounts in the portfolio, the estimated proportion of accounts that will be written off, or repossessed in the case of mortgage loans (the ‘loss propensity’), the estimated proportion of such cases that will result in a loss (the ‘loss factor’) and the average loss incurred (the ‘loss per case’).

The loss propensities for the observed segment (i.e. where the loan is classified as non-performing) represents the percentage that will ultimately be written off. Loss propensities are based on recent historical experience, typically covering a period of no more than the most recent twelve months in the year under review.

The loss per case is based on actual cases using the most recent six month average data of losses that have been incurred during the most recent month for which data is available in the year under review (typically December), and is then discounted using the effective interest rate. Based on historical experience, the gross loss per case is realised in cash several months after the customer first defaults, during which time interest and fees and charges continue to accrue on the account. The future fees and charges included in the gross loss per case are removed and the balance discounted so as to calculate the present value of the loss per case. The discounted loss per case for accounts where a payment has already been missed is higher than for accounts that are up to date because the discounting effect is lower reflecting the fact that the process to recover the funds is further advanced.

IBNO impairment loss allowances

An allowance for IBNO losses is established for loans which are either:

1.

Performing and no evidence of loss has been specifically identified on an individual basis but because the loans are not yet past due but are known from past experience to have deteriorated since the initial decision to lend was made (for example, where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to a loss of employment, divorce or bereavement), or

2.	In early arrears and not classified as non-performing.

The impairment loss calculation resembles the one explained above for the observed segment except that for the IBNO segment:

>

where the account is currently up to date, the loss propensity represents the percentage of such cases that are expected to miss a payment in the appropriate emergence period and which will ultimately be written off; and

>	where the account is delinquent, the loss propensity represents the percentage of such cases that will ultimately be written off.

238	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Emergence period

This is the period which the Santander UK group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. The emergence period is taken into consideration when determining the loss propensities for performing IBNO segment. Based on the Santander UK group’s statistical analysis, the emergence period is six months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.

ii) Corporate assets

Impairment losses are assessed individually for corporate assets that are individually significant and collectively for corporate assets that are not individually significant.

Individual assessment

At each balance sheet data, the Santander UK group conducts impairment reviews to assess whether there is objective evidence of impairment for individually significant corporate assets. A specific observed impairment is established for all individually significant loans that have experienced a loss event such as:

>	where an asset has a payment default which has been outstanding for three months or more;
>

where non-payment defaults have occurred but where it has become evident that a forbearance exercise will be undertaken due to the inability of the borrower to meet its current contractual repayment schedule;

>	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
>	where the borrower has a winding up notice issued or insolvency event;
>	where the borrower has had event(s) occur which are likely to adversely impact upon their ability to meet their financial obligations (e.g. where a customer loses a key client or contract);
>	where the borrower has regularly and persistently missed/delayed payments but where the account has been maintained below three months past due;
>	where the customer loan is due to mature within six months and where the prospects of achieving a refinancing are considered low.

In such situations the asset is transferred to the Commercial Banking Restructuring & Recoveries team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including, where appropriate, cash flows through enforcement of any applicable security held) in relation to the relevant asset, discounted at the loan’s original effective interest rate. The result is compared to the current carrying value of the asset. Any shortfall evidenced as a result of such a review will be assessed and recorded as an observed specific impairment loss allowance.

Collective assessment

Observed impairment loss allowances

A collective impairment loss allowance is established for loans which are not individually significant and have suffered a loss event. These non-individually significant loans are grouped together according to their credit risk characteristics and the allowance for observed losses is determined on a collective basis by applying loss rates (i.e. estimated loss given default) derived from analysis of historical loss data of observed losses.

IBNO impairment loss allowances

Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an IBNO allowance for incurred inherent losses. Such losses will only be individually identified in the future. As soon as information becomes available which identifies incurred losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment or included in the observed collective assessment above depending on their individual significance.

The allowance for IBNO losses) is determined on a portfolio basis using the following factors:

>	historical loss experience in portfolios of similar credit risk characteristics (for example, by product);
>

the estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below); and

>

management’s judgement as to whether current economic and credit conditions are such that the actual level of incurred inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

Emergence period

This is the period in which losses that had been incurred but have not been separately identified become evident. The emergence period spans between six to twelve months according to the corporate portfolio being assessed and is estimated having regard to historic experience and loan characteristics across the portfolio. The factors considered in determining the length of the emergence period include the frequency of the management information received or any change in account utilisation behaviour.

Annual Report 2014	239

Financial review

iii) Assets subject to forbearance

To support Retail and Corporate customers that encounter actual or apparent financial difficulties, the Santander UK group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates a potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance. There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the Santander UK group, reflecting the different risk characteristics of such loans. The Santander UK group’s forbearance programmes are described in the credit risk section in the Risk Review.

Retail assets

Mortgages

The main types of forbearance offered are capitalisation, under the forms of payment arrangements, term extension or an interest only concession, subject to customer negotiation and vetting. Such accounts are classified in the ‘collections’ category and, if they are in arrears, continue to be reported in arrears until the arrears are capitalised, at which point the accounts will be transferred to the ‘performing’ category. However, accounts which were classified as ‘non-performing’ at the point forbearance is agreed continue to be reported as ‘non-performing’ until all arrears prior to the forbearance have been paid. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status.

The impairment loss allowances on these accounts are calculated in the same manner as on any other account, using the Santander UK group’s collective assessment methodology. In making a collective assessment for impairment, loans that are subject to forbearance are grouped together according to their credit risk characteristics.

Separate assessments are performed for loans in forbearance that are performing (and have never been in arrears), performing (and previously were in arrears) and non-performing, and for each type of forbearance applied, to reflect their differing risk profiles. The loss propensities are based on recent historical experience of each sub category, typically covering a period of no more than the most recent twelve months in the year under review. For each sub category of loans in forbearance, the loss propensity factor applied in the collective assessment calculation is higher than for other performing loans reflecting the higher risk of default attached to these accounts. Similarly, for each sub category of loans in forbearance the loss factor applied is higher reflecting the higher risk of loss attached to these accounts.

Unsecured personal loans (UPLs)

The main types of forbearance offered are reduced repayments and reduced settlement arrangements. Where accounts undergoing forbearance are in arrears, these continue to be reported in the delinquency cycle, until all arrears are capitalised or paid up, at which point the accounts will be transferred to the ‘performing’ category. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status. Where the accounts reside in the ‘performing’ category as a result of forbearance, the impairment allowance requirements are based on default probability that take account of the higher inherent risk in the forborne asset relative to other performing assets.

Other unsecured (credit cards & overdrafts)

The main types of forbearance offered are reduced repayment arrangements and, for credit cards, reduced settlement arrangements. Reduced settlement arrangements have no impact on the provisioning level as the agreed remaining balance is written off at the point of settlement. Reduced payment arrangements are treated for impairment purposes in the same way as UPLs above.

Corporate assets

For corporate borrowers, the main types of forbearance offered are term extensions or interest only concessions and in limited circumstances, other forms of forbearance options (including debt-for-equity swaps), subject to customer negotiation and vetting. If such accounts were classified in the ‘non-performing’ loan category prior to the forbearance, they continue to be classified as non-performing until evidence of compliance with the new terms is demonstrated (typically over a period of at least three months) before being reclassified as ‘substandard’. If the account was categorised as performing at the time the revised arrangements were agreed, the case is reclassified to ‘substandard’ upon completion of the forbearance agreement.

Once a substandard asset has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as a ‘performing asset’. Until then, impairment loss allowances for such loans are assessed individually, taking into account the value of collateral held as confirmed by third party professional valuations and the available cash flow to service debt over the period of the forbearance. These impairment loss allowances are assessed and reviewed regularly. In the case of a debt for equity conversion, the converted debt is written off against the existing impairment loss allowance at the point forbearance is granted.

iv) Reversals of impairment

If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance accordingly. The write-back is recognised in the income statement.

v) Write-off

For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold or from claiming on any mortgage indemnity guarantee or other insurance. In the corporate portfolio, there may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt.

240	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

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

vi) Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries of impairment losses are classified in the income statement as ‘Impairment losses on loans and advances’.

b) Loans and receivables securities

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

c) Available-for-sale financial assets

The Santander UK group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement.

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

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant and equipment’s recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting goodwill impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.

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

Annual Report 2014	241

Financial review

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

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks and short-term investments in securities.

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

a) Share issue costs

Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.

b) Dividends

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

242	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following accounting estimates and judgements are considered important to the portrayal of the Santander UK group’s financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates, and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

In calculating each estimate, a range of outcomes was calculated based principally on management’s conclusions regarding the input assumptions relative to historic experience. The actual estimates were based on what management concluded to be the most probable assumptions within the range of reasonably possible assumptions.

a) Impairment loss allowances for loans and advances to customers

The Santander UK group estimates impairment losses for loans and advances to customers, loans and receivables securities, and loans and advances to banks as described in the accounting policy ‘Impairment of financial assets’. Management’s assumptions about impairment losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

At 31 December 2014, impairment allowances held against loans and advances to customers totalled £1,439m (2013: £1,555m, 2012: £1,802m). The net impairment loss (i.e. after recoveries) for loans and advances to customers recognised in 2014 was £258m (2013: £475m, 2012: £988m). In calculating impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio taking account of the uncertainty relating to economic conditions. For retail lending, the range was based on different management assumptions as to loss propensity, loss factor and loss per case relative to historic experience. For corporate lending, the range reflects different realisation assumptions in respect of collateral held.

If management had used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if management’s conclusions were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances could have decreased by £471m (2013: £325m, 2012: £165m), with a consequential increase in profit before tax, or increased by £212m (2013: £135m, 2012: £104m), with a consequential decrease in profit before tax. Of the possible decrease in the impairment loss allowance for loans and advances to customers in 2014, £116m represents the amount that the impairment loss allowance would have decreased by had management incorporated the full effect of house price increases in that year. In determining the actual charge for the year, management considered that the positive trends in 2014 house prices were unlikely to continue and, therefore, excluded their effect when assessing the level of loss propensities.

b) Valuation of financial instruments

The Santander UK group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction based on observable inputs and adjustment to these inputs for Level 2 instruments or unobservable inputs for Level 3 instruments. See Note 44 for further details.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax.

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 44. Further information about sensitivities to market risk (including VaR) arising from financial instrument trading activities can be found in the Market Risk section of the Risk Review.

c) Goodwill impairment

No goodwill impairment was recognised in 2014, 2013 or 2012. The carrying amount of goodwill was £1,834m at 31 December 2014 (2013: £1,834m). The Santander UK group evaluates whether the carrying value of goodwill is impaired and performs impairment testing annually or more frequently if there are impairment indicators present. Details of the Santander UK group’s approach to identifying and quantifying impairment of goodwill are set out in Note 24. Assumptions about the measurement of the estimated recoverable amount of goodwill are based on management’s estimates of future cash flows, discount rates and growth rates of the cash-generating units. Assumptions about estimated future cash flows and growth rates are based on management’s view of future business prospects at the time of the assessment and are subject to a high degree of uncertainty.

Had management used different assumptions, a larger or smaller goodwill impairment loss would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 24.

Annual Report 2014	243

Financial review

d) Provision for conduct remediation

The provision charge for conduct remediation relating to past activities and products sold recognised in 2014 was a charge of £140m (2013: credit of £45m, 2012: charge of £232m) before tax. The balance sheet provision amounted to £291m (2013: £387m, 2012: £658m). Detailed disclosures on the provision for conduct remediation can be found in Note 35.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. It requires significant judgement by management in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld and redressed, as well as the redress costs for each of the different populations of customers identified. Based on these factors, management determines its best estimate of the anticipated costs of redress and expected operating costs.

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

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 35.

e) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 36 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

The defined benefit pension schemes which were in a net asset position had a surplus of £315m (2013: surplus of £118m) and the defined benefit pension schemes which were in a net liability position had a deficit of £199m (2013: deficit of £672m).

Accounting for defined benefit pension schemes requires management to make assumptions, principally about mortality, but also about price inflation, discount rates, pension increases, and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

Detailed disclosures on the current year service cost and deficit, including sensitivities and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can be found in Note 36.

244	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

2. SEGMENTS

The principal activity of the Santander UK group is financial services. The Santander UK group’s business is managed and reported on the basis of the following segments:

>	Retail Banking;
>	Commercial Banking;
>	Corporate & Institutional Banking; and
>	Corporate Centre.

Following a strategic review, the segmental financial information reported to the Board (Santander UK’s chief operating decision maker) was revised in the fourth quarter of 2014, and prior periods restated, principally to designate three distinct customer business segments, which reflect how we now manage and operate: Retail Banking, Commercial Banking and Corporate & Institutional Banking; and allocate indirect income, expenses and charges previously held at the Corporate Centre, which can be attributed to the other customer segments. This included a review of the internal transfer pricing policy, which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions such as conduct, branch de-duplication, the UK Bank Levy and FSCS charges.

With the allocation of indirect income, expenses and charges from the Corporate Centre and with the other distinct customer business segments at differing stages of commercial maturity, we are now able to identify better and drive with greater granularity the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment. The segmental analyses for prior years have been adjusted to reflect these changes.

The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Santander UK group has four segments:

>

Retail Banking business activities remain broadly unchanged, offering a wide range of products and financial services to individuals and small businesses (with a turnover up to £250,000 per annum) through a network of branches and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with an annual turnover of up to £250,000. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards (excluding the co-brand credit cards business) and personal loans as well as a range of insurance products.

>

Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

>

Corporate & Institutional Banking is a financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

>

Corporate Centre predominantly consists of the non-core corporate and legacy portfolios, mark-to-market gains/losses arising from banking book activities and residual term mismatches. It includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios, as well as the co-brand credit cards business sold in 2013 which has been presented as discontinued operations. FMIR is responsible for managing capital and funding, balance sheet composition and structure, and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

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

Annual Report 2014	245

Financial statements

2014	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,092	373	75	(106)	3,434
Non-interest income	560	112	277	87	1,036
Total operating income/(expense)	3,652	485	352	(19)	4,470
Administration (expenses)/recoveries	(1,543)	(260)	(231)	119	(1,915)
Depreciation, amortisation and impairment	(210)	(60)	(6)	(206)	(482)
Total operating expenses excluding impairment losses, provisions and charges	(1,753)	(320)	(237)	(87)	(2,397)
Impairment (losses)/releases on loans and advances	(187)	(92)	4	17	(258)
Provisions for other liabilities and charges	(395)	(12)	(9)	-	(416)
Total operating impairment losses, provisions and charges	(582)	(104)	(5)	17	(674)
Profit/(loss) from continuing operations before tax	1,317	61	110	(89)	1,399
Loss from discontinued operations after tax	-	-	-	-	-

Revenue from external customers	4,595	674	405	(1,204)	4,470
Inter-segment revenue	(943)	(189)	(53)	1,185	-
Total operating income/(expense)	3,652	485	352	(19)	4,470

Customer loans	158,515	18,637	5,224	8,276	190,652
Total assets(1)	163,430	18,637	38,301	55,609	275,977

Customer deposits	129,584	15,327	2,325	5,174	152,410
Total liabilities	132,541	15,327	36,359	77,557	261,784

Average number of staff(2)	17,564	1,834	709	156	20,263

2013(3)
Net interest income/(expense)	2,738	284	65	(124)	2,963
Non-interest income	599	113	280	74	1,066
Total operating income/(expense)	3,337	397	345	(50)	4,029
Administration expenses	(1,555)	(231)	(160)	(1)	(1,947)
Depreciation, amortisation and impairment	(195)	(49)	(4)	-	(248)
Total operating expenses excluding impairment losses, provisions and charges	(1,750)	(280)	(164)	(1)	(2,195)
Impairment losses on loans and advances	(359)	(107)	-	(9)	(475)
Provisions for other liabilities and charges	(226)	(17)	(7)	-	(250)
Total operating impairment losses, provisions and charges	(585)	(124)	(7)	(9)	(725)
Profit/(loss) from continuing operations before tax	1,002	(7)	174	(60)	1,109
Loss from discontinued operations after tax	-	-	-	(8)	(8)

Revenue from external customers	4,546	532	386	(1,435)	4,029
Inter-segment revenue	(1,209)	(135)	(41)	1,385	-
Total operating income/(expense)	3,337	397	345	(50)	4,029

Customer loans	155,613	16,933	5,142	9,360	187,048
Total assets(1)	160,512	16,934	37,851	54,989	270,286

Customer deposits	123,189	13,788	2,637	6,830	146,444
Total liabilities	128,106	13,838	35,797	79,955	257,696

Average number of staff(2)	17,764	1,525	615	160	20,064
(1)	Includes customer loans, net of impairment loss allowances.
(2)	Full-time equivalents.
(3)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

246	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

2012(3)	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	2,519	228	29	(42)	2,734
Non-interest income	632	179	417	721	1,949
Total operating income	3,151	407	446	679	4,683
Administration expenses	(1,504)	(187)	(180)	(2)	(1,873)
Depreciation, amortisation and impairment	(192)	(45)	(4)	-	(241)
Total operating expenses excluding impairment losses, provisions and charges	(1,696)	(232)	(184)	(2)	(2,114)
Impairment losses on loans and advances	(420)	(109)	-	(459)	(988)
Provisions for other liabilities and charges	(312)	(47)	(8)	(62)	(429)
Total operating impairment losses, provisions and charges	(732)	(156)	(8)	(521)	(1,417)
Profit from continuing operations before tax	723	19	254	156	1,152
Profit from discontinued operations after tax	-	-	-	62	62

Revenue from external customers	4,174	883	501	(875)	4,683
Inter-segment revenue	(1,023)	(476)	(55)	1,554	-
Total operating income	3,151	407	446	679	4,683

Customer loans	164,126	15,390	4,215	11,002	194,733
Total assets(1)	168,305	15,390	48,373	60,950	293,018

Customer deposits	127,178	10,464	2,348	8,582	148,572
Total liabilities	128,404	10,464	42,263	98,845	279,976
Average number of staff(2)	18,264	1,872	646	165	20,947
(1)	Includes customer loans, net of impairment loss allowances.
(2)	Full-time equivalents.
(3)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Geographical information

A geographical analysis of total operating income is presented below:

	Group
	2014 £m	2013 £m	2012 £m
United Kingdom	4,437	3,988	4,640
Other	33	41	43
	4,470	4,029	4,683

A geographical analysis of total assets other than financial instruments, current and deferred tax assets and post-employment benefit assets is presented below:
		2014 £m	2013 £m
United Kingdom		3,913	3,936
Other		3	2
		3,916	3,938

Annual Report 2014	247

Financial statements

3. NET INTEREST INCOME

	Group
	2014 £m	2013 £m	2012 £m
Interest and similar income:
Loans and advances to banks	141	150	177
Loans and advances to customers	6,548	6,940	7,177
Other interest-earning financial assets	108	80	78
Total interest and similar income	6,797	7,170	7,432
Interest expense and similar charges:
Deposits by banks	(81)	(188)	(187)
Deposits by customers	(2,072)	(2,658)	(2,924)
Debt securities in issue	(1,032)	(1,230)	(1,399)
Subordinated liabilities	(151)	(106)	(174)
Other interest-bearing financial liabilities	(27)	(25)	(14)
Total interest expense and similar charges	(3,363)	(4,207)	(4,698)
Net interest income	3,434	2,963	2,734

4. NET FEE AND COMMISSION INCOME

	Group
	2014 £m	2013 £m	2012 £m
Fee and commission income:
Retail and corporate products	960	894	861
Insurance products	74	92	135
Asset management	61	72	90
Total fee and commission income	1,095	1,058	1,086
Fee and commission expense:
Other fees paid	(356)	(300)	(225)
Total fee and commission expense	(356)	(300)	(225)
Net fee and commission income	739	758	861

5. NET TRADING AND OTHER INCOME

	Group
	2014 £m	2013 £m	2012 £m
Net trading and funding of other items by the trading book	310	247	513
Net income from operating lease assets	42	42	54
Net gains on assets designated at fair value through profit or loss	267	43	271
Net losses on liabilities designated at fair value through profit or loss	(123)	(139)	(180)
Net (losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(203)	155	(439)
Net share of profit/(loss) from associates and joint ventures	6	4	(4)
Net profit on sale of available-for-sale assets	4	46	24
Net gains/(losses) on sale of property, plant and equipment and intangible fixed assets	2	(2)	-
Hedge ineffectiveness and other	(8)	(121)	144
Profit on repurchase of debt issuance	-	33	705
	297	308	1,088

‘Net trading and funding of other items by the trading book’ includes fair value losses of £22m (2013: £58m, 2012: £149m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivative financial instruments section of the Accounting Policies. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £24m (2013: £59m, 2012: £150m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £2m (2013: £1m, 2012: £1m).

In July 2012, as part of a capital management exercise, Santander UK plc purchased certain of its debt capital instruments pursuant to a tender offer. The net impact of the purchase and crystallisation of mark-to-market positions on associated derivatives resulted in a pre-tax gain of £705m. A further but smaller exercise was carried out in 2013, generating a pre-tax gain of £33m.

248	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

6. ADMINISTRATION EXPENSES

	Group
	2014 £m	2013 £m	2012 £m
Staff costs:
Wages and salaries	689	631	643
Performance-related payments: - cash	147	124	131
- shares	22	16	19
Social security costs	90	78	82
Pensions costs: - defined contribution plans	52	38	34
- defined benefit plans:
- past service credit	(230)	-	-
- other	26	29	29
Other share-based payments	6	5	1
Other personnel costs	58	57	52
	860	978	991
Property, plant and equipment expenses	189	177	179
Information technology expenses	430	418	341
Other administration expenses	436	374	362
	1,915	1,947	1,873

During the year, a net gain of £218m arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement, as set out in Note 36. The net gain comprised a past service credit of £230m, partially offset by a one-off contribution to the defined contribution scheme for affected members of £10m, both classified in pensions costs, and implementation costs of £2m classified in other administration expenses.

’Performance-related payments – shares’ consist of bonuses paid in the form of shares and awards granted under the Long-Term Incentive Plan, as described in Note 41. Included in ’performance-related payments – shares’ is £22m (2013: £16m, 2012: £19m) which arose from equity-settled share-based payments, none of which related to option-based schemes. ’Other share-based payments’ consist of options granted under the Employee Sharesave scheme, as described in Note 41, which comprise the Santander UK group’s cash-settled share-based payments.

Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2014			Costs expected to be recognised in 2015 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	6	8	14	12	6	18
Shares	5	6	11	12	3	15
	11	14	25	24	9	33

The following table shows the amount of bonus awarded to employees for the performance year 2014. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Cash award - not deferred	133	116	-	-	133	116
- deferred	14	8	18	15	32	23
Shares award - not deferred	11	5	-	-	11	5
- deferred	11	11	15	9	26	20
Total discretionary bonus	169	140	33	24	202	164

7. DEPRECIATION, AMORTISATION AND IMPAIRMENT

	Group
	2014 £m	2013 £m	2012 £m
Depreciation of property, plant and equipment	221	198	210
Amortisation and impairment of intangible assets	261	50	31
	482	248	241

Amortisation and impairment of intangible assets in 2014 included £206m in respect of the impairment of software, as set out in Note 24. There was no impairment in 2013 and 2012.

Annual Report 2014	249

Financial statements

8. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2014 £m	2013 £m	2012 £m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	3.5	3.4	3.0
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
- The audit of the Santander UK group’s subsidiaries	1.8	1.7	1.8
Total audit fees	5.3	5.1	4.8
Non-audit fees:
Audit-related assurance services	2.5	2.5	1.7
Other taxation advisory services	0.3	0.3	0.1
Other assurance services	1.2	0.8	1.9
Total non-audit fees	4.0	3.6	3.7

Audit-related assurance services of relate to services performed in connection with the statutory and regulatory filings of the Company and its associates. Of this category £1.3m (2013: £1.3m, 2012: £0.5m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission (‘SEC’) guidance. The remaining £1.2m (2013: £1.2m, 2012: £1.2m) accords with the definition of ‘Audit related fees’ per that guidance and relates to services performed in connection with securitization, debt issuance and related work and assurance reporting to prudential and conduct regulators which is in accordance with the definition ‘Audit related fees’ per SEC guidance. Taxation compliance services accord with the SEC definition of ‘Tax fees’ and relate to compliance services performed in respect of Foreign Account Tax compliance Act (‘FATCA’) and other similar tax compliance services. Other assurance services accord with the SEC definition of ‘All other fees’ and include assurance services performed in respect of the ECB’s asset quality review.

No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditor during these years. A framework for ensuring auditor’s independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Santander UK plc Board Audit Committee. Services provided by the Santander UK group’s external auditor are subject to approval by the Santander UK plc Board Audit Committee. No services were provided pursuant to contingent fee arrangements.

9. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2014 £m	2013(1) £m	2012(1) £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 18)	369	576	1,053
- loans and advances to banks (Note 17)	-	-	-
- loans and receivables securities (Note 21)	-	-	-
Recoveries of loans and advances (Note 18)	(111)	(101)	(65)
	258	475	988
Impairment losses on available-for-sale financial assets (Note 22)	-	-	-
Provisions for other liabilities and charges: (Note 35)
- New and increased allowances	416	295	432
- Provisions released	-	(45)	(3)
	416	250	429
Total impairment losses and provisions charged to the income statement	674	725	1,417
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

250	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

10. TAXATION

	Group
	2014 £m	2013(1) £m	2012(1) £m
Current tax:
UK corporation tax on profit for the year	273	143	151
Adjustments in respect of prior years	(16)	(70)	(113)
Total current tax	257	73	38
Deferred tax:
Origination and reversal of temporary differences	41	113	126
Change in rate of UK corporation tax	(4)	(15)	4
Adjustments in respect of prior years	(5)	40	103
Total deferred tax	32	138	233
Tax on profit on continuing operations	289	211	271

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

UK corporation tax is calculated at 21.5% (2013: 23.25%, 2012: 24.5%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 23% to 21% with effect from 1 April 2014. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance Act 2013, which provides for a reduction in the main rate of UK corporation tax to 21% effective from 1 April 2014 and 20% effective from 1 April 2015 was enacted on 17 July 2013. As the changes in rates were substantively enacted prior to 31 December 2014, they have been reflected in the deferred tax balance at 31 December 2014.

The effective tax rate for 2014, based on profit before tax, was 20.7% (2013: 19.0%, 2012: 23.5%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2014 £m	2013(1) £m	2012(1) £m
Profit on continuing operations before tax	1,399	1,109	1,152
Tax calculated at a tax rate of 21.5% (2013: 23.25%, 2012: 24.5%)	301	258	282
Non deductible preference dividends paid	7	7	7
Non deductible UK Bank Levy	16	14	12
Other non-equalised items	(6)	(17)	(12)
Effect of non-UK profits and losses	(1)	(3)	(4)
Utilisation of capital losses for which credit was not previously recognised	(3)	(3)	(8)
Effect of change in tax rate on deferred tax provision	(4)	(15)	4
Adjustment to prior year provisions	(21)	(30)	(10)
Tax expense	289	211	271

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

In addition to the corporation tax expense charged to profit or loss, tax of £132m (2013: £151m, 2012: £45m) has been charged in other comprehensive income in the year, as follows:

		Group
2014		Before tax amount £m	Total tax £m	After tax amount £m
Remeasurement of defined benefit pension obligations		132	(27)	105
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	(208)	45	(163)
	- Gains transferred to profit or loss on sale	235	(51)	184
Movements in cash flow hedge		471	(99)	372
Exchange differences on translation of foreign operations		(4)	-	(4)
Other comprehensive income		626	(132)	494

2013
Remeasurement of defined benefit pension obligations		(564)	113	(451)
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	15	(4)	11
	- Gains transferred to profit or loss on sale	(46)	11	(35)
Movements in cash flow hedge		(141)	31	(110)
Other comprehensive income		(736)	151	(585)

2012
Remeasurement of defined benefit pension obligations		(183)	42	(141)
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	6	(1)	5
	- Gains transferred to profit or loss on sale	(17)	4	(13)
Other comprehensive income		(194)	45	(149)

Annual Report 2014	251

Financial statements

Current tax assets and liabilities

Movements on current tax assets and liabilities during the year were as follows:

		Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Assets	114	50	423	240
Liabilities	(4)	(4)	-	-
At 1 January	110	46	423	240
Income statement	(257)	(73)	(248)	46
Other comprehensive income	(78)	31	(6)	-
Corporate income tax paid	149	118	59	87
Other movements	7	(12)	(20)	50
	(69)	110	208	423
Assets	-	114	208	423
Liabilities	(69)	(4)	-	-
At 31 December	(69)	110	208	423

The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax in dispute has been made through the tax charge in previous years.

Further information about deferred tax is presented in Note 26.

11. DISCONTINUED OPERATIONS

Santander UK plc sold its co-brand credit cards business in 2013. The results, and loss on sale, of the discontinued operations were as follows:

			Group
	2014 £m	2013 £m	2012 £m
Total operating income	-	76	218
Total operating expenses excluding impairment losses, provisions and charges	-	(39)	(108)
Impairment losses on loans and advances	-	(12)	(21)
Provisions for other liabilities and charges	-	(25)	(5)
Profit of discontinued operations before tax	-	-	84
Taxation charge on discontinued operations	-	-	(22)
Loss on sale of discontinued operations	-	(10)	-
Taxation credit on loss on sale on discontinued operations	-	2	-
(Loss)/profit from discontinued operations (after tax)	-	(8)	62

12. DIVIDENDS

Ordinary dividends declared and authorised during the year were as follows:

	Group and Company			Group and Company
	2014 Pence per share	2013 Pence per share	2012 Pence per share	2014 £m	2013 £m	2012 £m
Ordinary shares (equity):
In respect of current year – first interim	0.76	0.69	-	237	215	-
In respect of current year – second interim	0.81	0.68	1.45	250	210	450
	1.57	1.37	1.45	487	425	450

In addition, £19m (2013: £19m, 2012: £19m) of dividends were declared and paid on the £300m fixed/floating rate non-cumulative callable preference shares, £21m (2013: £21m, 2012: £21m) of dividends were declared and paid on the £300m Step-up Callable Perpetual Reserve Capital Instruments and £0.4m (2013: £17m, 2012: £17m) of dividends were declared and paid on the £300m Step-up Callable Perpetual Preferred Securities.

252	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

13. CASH AND BALANCES AT CENTRAL BANKS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Cash in hand	1,458	1,214	1,458	1,150
Balances with central banks	21,104	25,160	16,644	20,249
	22,562	26,374	18,102	21,399

Balances with central banks above represent amounts held at the Bank of England and the US Federal Reserve as part of the Santander UK group’s liquidity management activities. This is described further in the Risk Review. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England. At 31 December 2014, these amounted to £318m (2013: £315m) for the Santander UK group and £281m (2013: £277m) for the Company.

14. TRADING ASSETS

	Group
	2014 £m	2013 £m
Loans and advances to banks - securities purchased under resale agreements	785	4,219
- other(1)	5,151	5,107
Loans and advances to customers - securities purchased under resale agreements	2,200	4,210
- other(1)	807	194
Debt securities	7,981	7,859
Equity securities	4,776	705
	21,700	22,294

    (1) Total ‘other’ comprises short-term loans of £816m (2013: £195m) and cash collateral of £5,142m (2013: £5,106m).

Debt securities can be analysed by type of issuer as follows:

	Group
	2014 £m	2013 £m
Issued by public bodies:
- Government securities	7,002	6,631
Issued by other issuers:
- Fixed and floating rate notes(1):- Government guaranteed	979	1,081
- Other	-	147
	7,981	7,859

    (1) The FRNs are rated 43% AA+, 57% AA- (2013: 25% AAA, 39% AA+ and 36% AA-).

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2014 £m	2013 £m
Debt securities:
- Listed in the UK	1,315	1,489
- Listed elsewhere	1,906	1,582
- Unlisted(1)	4,760	4,788
	7,981	7,859
Equity securities:
- Listed in the UK	3,169	642
- Listed elsewhere	1,607	63
	4,776	705

    (1) These largely represent Japanese Treasury bonds for which there is no financial listing.

At 31 December 2014 and 2013, the Company had no trading assets. Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £48m (2013: £80m) and £73m (2013: £32m) respectively.

Annual Report 2014	253

Financial statements

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

a) Use of derivatives

The Santander UK group transacts derivatives for four primary purposes:

>	to create risk management solutions for customers;
>	to manage the portfolio risks arising from customer business;
>	to manage and hedge the Santander UK group’s own risks; and
>	to generate profits through sales activities.

Under IAS 39, all derivatives are classified as ‘held for trading’ (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

>	those used in sales activities; and
>	those used for risk management purposes but, for various reasons, either the Santander UK group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:
>

non-qualifying hedging derivatives (known as ‘economic hedges’), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility;

>

derivatives managed in conjunction with financial instruments designated at fair value (known as the ‘fair value option’). The fair value option is described more fully in the Accounting Policy ‘Financial assets’ and Notes 16 and 31. The Santander UK group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the Santander UK group associated with complying with the detailed hedge accounting requirements of IAS 39;

>

derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness; and

>	derivative contracts that represent the closing-out of existing positions through the use of matching deals.

The following table summarises the activities undertaken, the related risks associated with such activities and the types of derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of derivative
Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.
Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.
Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.
Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.
Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.
Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.
Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default swaps and total return swaps.
Borrowing funds in foreign currencies	Sensitivity to changes in foreign exchange rates	Cross currency swaps
Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.
Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.
(1) A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

254	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

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

All derivatives are required to be held at fair value through profit or loss, and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair values of derivatives are derived is set out in Note 44. This is described in more detail in the accounting policies ‘Derivative financial instruments’ and ‘Hedge accounting’. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off or netting exists and the cash flows are intended to be settled on a net basis.

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

Commercial Banking and Corporate & Institutional Banking deal with customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Corporate & Institutional Banking. Corporate & Institutional Banking is responsible for implementing Santander UK group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

>	Marketing derivatives to end users and hedging the resulting exposures efficiently; and
>	The management of trading exposure reflected on the Santander UK group’s balance sheet.

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

The accounting for these derivatives is described in the accounting policy ‘Hedge accounting’ in Note 1. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

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

Annual Report 2014	255

Financial statements

	Group
	2014			2013
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	113,977	2,227	3,077	110,425	1,282	2,027
- Foreign exchange swaps, options and forwards	44,786	1,097	542	41,849	1,133	417
	158,763	3,324	3,619	152,274	2,415	2,444
Interest rate contracts:
- Interest rate swaps	589,182	12,782	12,333	512,101	10,739	9,972
- Caps, floors and swaptions	53,341	2,087	1,996	56,230	1,912	1,891
- Futures (exchange traded)	68,434	4	16	31,137	11	36
- Forward rate agreements	91,353	3	42	29,379	1	1
	802,310	14,876	14,387	628,847	12,663	11,900
Equity and credit contracts:
- Equity index swaps and similar products	26,667	1,859	2,451	32,196	2,009	2,947
- Equity index options (exchange traded)	10,681	149	1	13,115	312	1
- Credit default swaps and similar products	66	25	2	158	32	3
	37,414	2,033	2,454	45,469	2,353	2,951
Commodity contracts:
- OTC swaps	18	2	2	54	2	2
	18	2	2	54	2	2
Total derivative assets and liabilities held for trading	998,505	20,235	20,462	826,644	17,433	17,297

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	2,405	80	82	2,524	46	47
Interest rate contracts:
- Interest rate swaps	80,976	1,600	1,564	105,138	1,578	1,066
	83,381	1,680	1,646	107,662	1,624	1,113
Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	20,047	1,008	577	15,507	990	445
Interest rate contracts:
- Interest rate swaps	6,987	98	47	3,856	2	8
	27,034	1,106	624	19,363	992	453
Total derivative assets and liabilities held for hedging	110,415	2,786	2,270	127,025	2,616	1,566
Total recognised derivative assets and liabilities	1,108,920	23,021	22,732	953,669	20,049	18,863

	Company
	2014			2013
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	2,239	804	771	2,460	574	549
- Foreign exchange swaps, options and forwards	2,451	37	38	1,729	23	24
	4,690	841	809	4,189	597	573
Interest rate contracts:
- Interest rate swaps	51,832	1,908	789	60,652	1,226	793
- Caps, floors and swaptions	1,328	5	13	1,323	8	25
- Futures (exchange traded)	-	-	8	-	-	-
	53,160	1,913	810	61,975	1,234	818
Equity and credit contracts:
- Equity index swaps and similar products	731	45	222	673	69	235
	731	45	222	673	69	235

Total derivative assets and liabilities held for trading	58,581	2,799	1,841	66,837	1,900	1,626

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	1,414	301	-	1,354	184	59
Interest rate contracts:
- Interest rate swaps	7,593	312	313	4,214	377	118
Total derivative assets and liabilities held for hedging	9,007	613	313	5,568	561	177
Total recognised derivative assets and liabilities	67,588	3,412	2,154	72,405	2,461	1,803

The Company has no derivatives designated as cash flow hedges.

256	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £2,063m (2013 £2,058m) and £475m (2013: 166m), respectively, and amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,730m (2013: £1,950m) and £485m (2013: £191m), respectively. The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 31 December 2014 amounted to £nil (2013: £nil) and £nil (2013: £nil) respectively, with collateral held exceeding the net position.

In addition, in the ordinary course of business, the Santander UK group entered into long-term interest rate contracts as economic hedges with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2014 was £18m (2013: £34m). These long-term interest rate contracts are included within ‘derivatives held for trading - interest rate contracts’ shown above.

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total	Traded on recognised exchanges	Traded over the counter	Traded on recognised exchanges	Traded over the counter
2014	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts	-	-	181,215	181,215	-	4,412	-	4,278
Interest rate contracts	68,434	519,273	302,566	890,273	4	16,570	16	15,982
Equity and credit contracts	10,681	-	26,733	37,414	149	1,884	1	2,453
Commodity contracts	-	-	18	18	-	2	-	2
	79,115	519,273	510,532	1,108,920	153	22,868	17	22,715

2013
Exchange rate contracts	-	-	170,305	170,305	-	3,451	-	2,936
Interest rate contracts	31,137	307,814	398,890	737,841	11	14,232	36	12,938
Equity and credit contracts	13,115	-	32,354	45,469	312	2,041	1	2,950
Commodity contracts	-	-	54	54	-	2	-	2
	44,252	307,814	601,603	953,669	323	19,726	37	18,826

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

			Group
	2014 £m	2013 £m	2012 £m
Fair value hedging:
- Losses on hedging instruments	(297)	(281)	(294)
- Gains on hedged items attributable to hedged risks	379	350	464
Fair value hedging ineffectiveness	82	69	170
Cash flow hedging ineffectiveness	(94)	(176)	-
	(12)	(107)	170

The Santander UK group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following tables show when the Santander UK group’s hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

								Group
	Up to 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 - 10 years	10 - 20 years	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	201	235	258	229	192	456	60	1,631
Forecast payable cash flows	(2,169)	(3,319)	(1,854)	(2,034)	(2,844)	(6,324)	(332)	(18,876)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	183	235	258	229	192	456	60	1,613
Forecast payable cash flows	(2,018)	(3,312)	(1,854)	(2,034)	(2,844)	(6,324)	(332)	(18,718)

2013
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	177	211	267	283	229	681	97	1,945
Forecast payable cash flows	(3,305)	(4,229)	(1,924)	(1,180)	(2,017)	(4,834)	(367)	(17,856)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	177	210	266	279	224	671	96	1,923
Forecast payable cash flows	(3,300)	(4,182)	(1,913)	(1,174)	(1,985)	(4,776)	(362)	(17,692)

There were no transactions for which cash flow hedge accounting had to be ceased during the years ended 31 December 2014 and 2013 as a result of the highly probable cash flows no longer being expected to occur.

During the year, gains and losses transferred from the cash flow hedging reserve to net interest income were a net gain of £112m (2013: gain of £47m, 2012: £nil) and to net trading and other income were a net loss of £539m (2013: loss of £113m, 2012: £nil).

Annual Report 2014	257

Financial statements

16. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

		Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Loans and advances to customers	2,259	2,219	-	1
Debt securities	622	528	83	-
	2,881	2,747	83	1

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

The following assets have been designated at fair value through profit or loss:

>	Loans and advances to customers, representing loans to housing associations secured on residential property of £1,826m (2013: £1,848m) and other loans of £433m (2013: £371m):
>

Loans to housing associations secured on residential property of £1,826m (2013: £1,848m) which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.

>

Other loans of £433m (2013: £371m), representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

>	Debt securities, representing holdings of asset-backed securities of £360m (2013: £316m) and other debt securities of £262m (2013: £212m):
>

Mortgage-backed securities of £226m (2013: £229m), other asset-backed securities of £78m (2013: £29m), and other debt securities of £262m (2013: £212m) principally representing reversionary UK property securities. These securities are managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

>

Other asset-backed securities of £56m (2013: £58m) which were issued by Banco Santander entities in Spain. At the date of their acquisition, they were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2013: £nil) and £54m (2013: £56m) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the Santander UK group having a charge over the residential properties in respect of lending to housing associations. See ‘Maximum exposure and net exposure to credit risk’ in the ‘Credit Risk Review’ section of the Risk Review.

The net gain during the year attributable to changes in credit risk for loans and advances designated at fair value was £10m (2013: net loss of £98m, 2012: net loss of £99m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2014 was £248m (2013: cumulative net loss of £258m).

Debt securities can be analysed by type of issuer as follows:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Mortgage-backed securities	226	229	-	-
Other asset-backed securities	134	87	42	-
	360	316	42	-
Other securities	262	212	41	-
	622	528	83	-

Debt securities can be analysed by listing status as follows:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Listed in the UK	302	218	83	-
Listed elsewhere	92	88	-	-
Unlisted(1)	228	222	-	-
	622	528	83	-

    (1) Includes Social Housing.

258	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
ABS	18	42	42	233	-	-	-	-	(3)	-
MBS	170	218	218	128	171	218	218	127	(18)	2
	188	260	260	138	171	218	218	127	(21)	2
US
MBS	7	8	8	114	7	10	10	143	1	-
	7	8	8	114	7	10	10	143	1	-
Rest of Europe
ABS	84	92	92	110	96	87	87	91	(17)	(13)
MBS	-	-	-	-	1	1	1	100	-	-
	84	92	92	110	97	88	88	91	(17)	(13)
Total	279	360	360	129	275	316	316	115	(37)	(11)

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
MBS	157	199	199	127	157	203	203	129	(13)	1
	157	199	199	127	157	203	203	129	(13)	1
AA
ABS	14	13	13	93	54	51	51	94	(3)	(4)
MBS	20	27	27	135	20	24	24	120	(4)	1
	34	40	40	118	74	75	75	101	(7)	(3)
A
ABS	73	96	96	132	40	34	34	85	(15)	(9)
MBS	-	-	-	-	1	1	1	100	-	-
	73	96	96	132	41	35	35	85	(15)	(9)
BBB
ABS	15	25	25	167	2	2	2	100	(2)	-
MBS	-	-	-	-	1	1	1	100	-	-
	15	25	25	167	3	3	3	100	(2)	-
Total	279	360	360	129	275	316	316	115	(37)	(11)

    (1) All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Annual Report 2014	259

Financial statements

17. LOANS AND ADVANCES TO BANKS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Placements with other banks - securities purchased under resale agreements	273	273	-	-
- other	1,781	2,013	561	499
Amounts due from Banco Santander - securities purchased under resale agreements	-	50	-	-
- other	3	11	-	11
Amounts due from Santander UK group undertakings - securities purchased under resale agreements	-	-	972	1,005
- other	-	-	4,540	107,752
	2,057	2,347	6,073	109,267

As part of the banking reform programme, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

During the years ended 31 December 2014, 2013 and 2012 no impairment losses were incurred.

Loans and advances to banks are repayable as follows:

	Group		Company
Repayable:	2014 £m	2013 £m	2014 £m	2013 £m
On demand	734	1,237	2,767	18,191
In not more than 3 months	360	72	1,447	31,615
In more than 3 months but not more than 1 year	73	1	362	10,247
In more than 1 year but not more than 5 years	266	23	982	43,045
In more than 5 years	624	1,014	515	6,169
	2,057	2,347	6,073	109,267

Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2014 £m	2013 £m
UK	1,311	1,530
Spain	7	68
France	-	62
Rest of Europe	40	110
US	644	527
Rest of world	55	50
	2,057	2,347

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

	Group
Credit rating(1)	2014 £m	2013 £m
AAA	9	-
AA	68	172
AA-	252	428
A+	4	2
A	1,353	569
A-	289	1,024
BBB	78	152
BB+	4	-
	2,057	2,347

    (1) All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

260	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

18. LOANS AND ADVANCES TO CUSTOMERS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Advances secured on residential properties	150,440	148,418	150,431	148,408
Corporate loans:
- Commercial Business Centre loans	12,603	11,623	10,544	9,718
- Social housing	5,857	5,748	-	44
- Real estate	2,800	3,363	314	147
- Large Corporates	5,045	4,790	413	567
- Other	2,123	612	2,315	1,511
- Securities acquired under resale agreement	150	-	-	-
- Legacy portfolios in run-off:
- Commercial Mortgages	941	1,153	941	1,154
- Aviation	214	375	83	113
- Shipping	161	260	35	39
- Other	109	260	85	131
	30,003	28,184	14,730	13,424
Finance leases:
- Consumer finance	2,220	2,048	-	-
- Other corporate	314	942	-	-
- Legacy portfolios in run-off: Other	105	168	-	-
	2,639	3,158	-	-
Secured advances	15	-	-	-
Other unsecured loans:
- Overdrafts	877	994	877	993
- UPLs	3,053	2,859	2,318	2,066
- Other loans	2,306	1,716	2,307	48
	6,236	5,569	5,502	3,107
Amounts due from fellow Banco Santander group subsidiaries and joint ventures	797	813	10	11
Amounts due from subsidiaries	-	-	944	832
Loans and advances to customers	190,130	186,142	171,617	165,782
Less: impairment loss allowances	(1,439)	(1,555)	(1,406)	(1,389)
Loans and advances to customers, net of impairment loss allowances	188,691	184,587	170,211	164,393

Repayable:
On demand	925	1,324	939	1,072
In no more than 3 months	2,800	4,594	1,662	3,498
In more than 3 months but not more than 1 year	4,234	7,590	2,325	5,453
In more than 1 year but not more than 5 years	26,031	34,669	17,643	25,858
In more than 5 years	156,140	137,965	149,048	129,901
Loans and advances to customers	190,130	186,142	171,617	165,782
Less: impairment loss allowances	(1,439)	(1,555)	(1,406)	(1,389)
Loans and advances to customers, net of impairment loss allowances	188,691	184,587	170,211	164,393

Re-categorisation of loans and loan loss allowances

During 2014, loans and loan loss allowances were re-categorised to align definitions with industry practices and which also conform to changes in regulatory definitions. There was no change in the total amount of impairment loss allowances, and the change did not reflect any change in credit quality of the assets. The information for previous years presented in the tables that follow has been adjusted for comparability. Details of the re-categorisation by portfolio are as follows:

Advances secured on residential property and other unsecured advances which are in arrears are regarded as impaired where they are three months or more past due i.e. when there is sufficient reliable evidence of a loss event. Such loans are classified as individually impaired and the associated loan loss allowances are presented as part of the observed provision. Previously, advances were also classified as individually impaired where they were in early arrears (i.e. more than one month but less than three months past due) with the associated loan loss allowances presented as part of the observed provision (collective). Impairment loss allowances on advances in early arrears are now presented as part of the IBNO provision.

Corporate loans and other secured advances in arrears are also regarded as impaired where they are three months or more past due, or if they are individually assessed sub-standard loans. Such loans are classified as individually impaired and are assessed as part of the observed provision. Previously, corporate loans and other secured advances which were exhibiting earlier signs of stress (i.e. included on the Watchlist or collectively assessed sub-standard loans) were also classified as individually impaired and the associated loan loss allowances presented as part of the observed provision (collective). Impairment loss allowances on advances in early arrears are now presented as part of the IBNO provision.

The impact of the change on the analysis of loan loss allowance balances at 31 December 2014 was:

					Group
	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
Re-categorisation at 31 December 2014:
- Observed
- Individual	-	-	-	-	-
- Collective	(64)	(21)	-	(33)	(118)
- Incurred but not yet observed	64	21	-	33	118
	-	-	-	-	-

Annual Report 2014	261

Financial statements

Movement in impairment loss allowances:

					Group
2014	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January 2014:
- Observed
- Individual	39	388	-	-	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682
	593	633	44	285	1,555
Charge/(release) to the income statement:
- Observed
- Individual	(12)	116	-	-	104
- Collective	13	(36)	6	277	260
- Incurred but not yet observed	41	(5)	11	(42)	5
	42	75	17	235	369
Write offs and other items(1)	(56)	(150)	(7)	(272)	(485)
At 31 December 2014:
- Observed
- Individual	27	354	-	-	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687
	579	558	54	248	1,439

2013
At 1 January 2013:
- Observed
- Individual	58	624	-	11	693
- Collective	241	110	6	135	492
- Incurred but not yet observed	253	162	34	168	617
	552	896	40	314	1,802
Charge/(release) to the income statement:
- Observed
- Individual	(19)	146	-	(11)	116
- Collective	112	(16)	12	327	435
- Incurred but not yet observed	37	(11)	2	(3)	25
	130	119	14	313	576
Write offs and other items(1)	(89)	(382)	(10)	(342)	(823)
At 31 December 2013:
- Observed
- Individual	39	388	-	-	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682
	593	633	44	285	1,555

2012
At 1 January 2012:
- Observed
- Individual	59	407	-	-	466
- Collective	260	-	6	185	451
- Incurred but not yet observed	159	127	31	195	512
	478	534	37	380	1,429
Charge/(release) to the income statement:
- Observed
- Individual	(1)	432	-	11	442
- Collective	56	110	12	327	505
- Incurred but not yet observed	94	35	4	(27)	106
	149	577	16	311	1,053
Write offs and other items	(75)	(215)	(13)	(377)	(680)
At 31 December 2012:
- Observed
- Individual	58	624	-	11	693
- Collective	241	110	6	135	492
- Incurred but not yet observed	253	162	34	168	617
	552	896	40	314	1,802
(1)

Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1. Mortgage write-offs including this effect were £68m (2013: £103m).

Loans and advances to customers have the following interest rate structures:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Fixed rate	95,454	69,038	87,992	61,260
Variable rate	94,676	117,104	83,625	104,522
Less: impairment loss allowances	(1,439)	(1,555)	(1,406)	(1,389)
	188,691	184,587	170,211	164,393

262	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

					Company
	Loans secured on residential property £m	Amounts due from subsidiaries £m	Corporate Loans £m	Other unsecured advances £m	Total £m
At 1 January 2014	593	232	402	162	1,389
Charge to the income statement	42	-	92	213	347
Write offs and other items	(56)	-	(106)	(168)	(330)
At 31 December 2014	579	232	388	207	1,406

At 1 January 2013	551	232	347	185	1,315
Charge to the income statement	131	-	222	241	594
Write offs and other items	(89)	-	(167)	(264)	(520)
At 31 December 2013	593	232	402	162	1,389

At 1 January 2012	477	244	241	249	1,211
Charge to the income statement	149	-	204	233	586
Write offs and other items	(75)	(12)	(98)	(297)	(482)
At 31 December 2012	551	232	347	185	1,315
Recoveries:
					Group
	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
2014	3	4	2	102	111
2013	4	8	2	87	101
2012	2	6	2	55	65

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group		Company
Gross investment:	2014 £m	2013 £m	2014 £m	2013 £m
Within 1 year	1,190	1,436	-	-
Between 1-5 years	1,591	1,840	-	-
In more than 5 years	277	363	-	-
	3,058	3,639	-	-
Less: unearned future finance income	(419)	(481)	-	-
Net investment	2,639	3,158	-	-

The net investment in finance leases and hire purchase contracts represents amounts recoverable as follows:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Within 1 year	1,056	1,259	-	-
Between 1-5 years	1,403	1,651	-	-
In more than 5 years	180	248	-	-
	2,639	3,158	-	-

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £47m (2013: £49m) of unguaranteed residual value at the end of the current lease terms, which is expected to be recovered through re-letting or sale. Contingent rent income of £5m (2013: £11m, 2012: £14m) was earned during the year, which was classified in ‘Interest and similar income’.

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

Annual Report 2014	263

Financial statements

19. SECURITISATIONS AND COVERED BONDS

The Santander UK group uses Structured Entities to securitise some of the mortgage and other loans to customers that it originated. The Santander UK group also issues covered bonds, which are guaranteed by a pool of the Santander UK group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to be used as collateral for raising funds via third party bilateral secured funding transactions or for creating collateral which could in the future be used for liquidity purposes. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium term funding; this has allowed the Santander UK group to further diversify its medium term funding investor base. The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2014 and 2013 are listed below. The related notes in issue are set out in Note 32.

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

a) Securitisations

The balances of loans and advances to customers subject to securitisation at 31 December 2014 and 2013 under the structures described below were:

	2014	2013
	Gross assets securitised £m	Gross assets securitised £m
Master Trust Structures:
- Holmes	9,088	12,389
- Fosse	11,195	14,482
- Langton	8,127	9,647
Other securitisation structures:
- Motor	1,151	1,055
	29,561	37,573

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

Santander UK plc and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Santander UK plc and its subsidiaries have no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by Santander UK plc or its subsidiaries at the time of transfer are breached and, in certain cases, if there is a product switch.

264	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Holmes

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Holmes securitisation structure at 31 December 2014 and 2013 were:

				2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Holmes Master Issuer plc – 2010/1	12 November 2010	1,425	875	601	1,934	1,395	601
Holmes Master Issuer plc – 2011/1	9 February 2011	1,064	652	451	1,692	1,295	451
Holmes Master Issuer plc – 2011/2	24 March 2011	-	-	-	161	166	-
Holmes Master Issuer plc – 2011/3	21 September 2011	1,288	1,335	-	1,706	1,760	-
Holmes Master Issuer plc – 2012/1	24 January 2012	1,670	1,119	612	2,176	1,633	612
Holmes Master Issuer plc – 2012/2	17 April 2012	947	805	176	905	758	176
Holmes Master Issuer plc – 2012/3	7 June 2012	618	640	-	615	635	-
Holmes Master Issuer plc – 2012/4	24 August 2012	385	218	181	702	543	181
Holmes Master Issuer plc – 2013/1	30 May 2013	579	500	100	1,021	954	100
Beneficial interest in mortgages held by Holmes Trustees Ltd		1,112	-	-	1,477	-	-
		9,088	6,144	2,121	12,389	9,139	2,121
Less: Held by the Santander UK group						-
Total securitisations (See Note 32)			6,144			9,139

Using a master trust structure, Santander UK plc has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Santander UK plc and Holmes Funding Limited. Proceeds from notes issued to third party investors or the Santander UK group by SPE’s under the Holmes master trust structure have been loaned to Holmes Funding Limited, which in turn used the funds to purchase its referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. The minimum value of assets required to be held by Holmes Trustees Limited is a function of the notes in issue under the Holmes master trust structure and Santander UK plc’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £552m (2013: £553m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.

Holmes Funding Limited has a beneficial interest of £8bn (2013: £10.9bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc.

In 2014, there were no mortgage-backed notes issued from Holmes Master Issuer plc (2013: £1.1bn). Mortgage-backed securities totalling £3.1bn (2013: £1.7bn) equivalent were redeemed during the year.

Fosse

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Fosse securitisation structure at 31 December 2014 and 2013 were:

				2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Fosse Master Issuer plc – 2010/1	12 March 2010	1,340	1,017	390	1,633	1,264	390
Fosse Master Issuer plc – 2010/3	27 July 2010	2,332	1,945	501	2,661	2,194	501
Fosse Master Issuer plc – 2011/1	25 May 2011	1,483	590	967	3,527	2,605	967
Fosse Master Issuer plc – 2011/2	6 December 2011	942	754	235	1,064	842	235
Fosse Master Issuer plc – 2012/1	22 May 2012	1,941	1,752	286	2,238	1,980	286
Fosse Master Issuer plc – 2014/1	19 June 2014	996	1,046	-	-	-	-
Beneficial interest in mortgages held by Fosse Master Trust Ltd		2,161	-	-	3,359	-	-
		11,195	7,104	2,379	14,482	8,885	2,379
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 32)			7,104			8,885

The Fosse Master Trust securitisation structure was established in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited.

Both Fosse Funding (No. 1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Fosse Trustee Limited. The minimum value of assets required to be held by Fosse Trustee Limited is a function of the notes in issue under the Fosse master trust structure and Santander UK plc’s required minimum share.

Fosse Master Issuer plc has cash deposits totalling £702m (2013: £351m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee Limited is therefore reduced by this amount.

In 2014, £1bn (2013: £nil) of mortgage-backed notes were issued from Fosse Master Issuer plc. Mortgage-backed notes totalling £2.9bn (2013: £4.9bn) equivalent were redeemed during the year.

Annual Report 2014	265

Financial statements

Langton

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Langton securitisation structure at 31 December 2014 and 2013 were:

				2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Langton Securities (2010-1) plc (1)	1 October 2010	1,606	-	1,599	1,618	-	1,599
Langton Securities (2010-1) plc (2)	12 October 2010	1,288	-	1,282	1,299	-	1,282
Langton Securities (2010-2) plc (1)	12 October 2010	778	-	775	796	-	786
Langton Securities (2008-1) plc (2)	23 March 2011	1,839	-	1,831	2,198	-	2,171
Langton Securities (2010-2) plc (2)	28 July 2011	1,542	-	1,535	1,470	-	1,452
Beneficial interest in mortgages held by Langton Master Trust Ltd		1,074	-	-	2,266	-	-
		8,127	-	7,022	9,647	-	7,290

The Langton Master Trust securitisation structure was established on 25 January 2008. Notes were issued by Langton Securities (2008-1) plc, Langton Securities (2010-1) plc and Langton Securities (2010-2) plc to Santander UK plc for the purpose of creating collateral to be used for funding and liquidity. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited.

Both Langton Funding (No. 1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Langton Mortgages Trustee Limited. The minimum value of assets required to be held by Langton Mortgages Trustee Limited is a function of the notes in issue under the Langton master trust structure and Santander UK plc’s required minimum share.

In 2014 and 2013, there were no issuances from any of the Langton issuing companies. Mortgage-backed notes totalling £0.3bn (2013: £0.8bn) equivalent were redeemed during the year.

ii) Other securitisation structures

Motor

In 2014, the Santander UK group issued £1bn notes (2013: £0.9bn) through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Motor securitisation structure at 31 December 2014 and 2013 were:

				2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m
Motor 2012 plc	19 September 2012	140	-	154	409	346	221
Motor 2013 plc	19 June 2013	328	173	176	646	498	176
Motor 2014 plc	16 April 2014	683	573	163	-	-	-
		1,151	746	493	1,055	844	397
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 32)			746			844

b) Covered Bonds

The Santander UK group also issues covered bonds. In this structure, Abbey National Treasury Services plc (the ‘Issuer’) issues covered bonds, which are a direct, unsecured and unconditional obligation of the Issuer. The covered bonds benefit from a guarantee from Santander UK plc and Abbey Covered Bonds LLP. The Issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the Issuer or Santander UK plc.

Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2014 and 2013 were:

			2014			2013
	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Euro 35bn Global Covered Bond Programme	25,598	18,379	-	21,215	18,379	-
Less: Held by the Santander UK group		-			-
Total Covered Bonds (See Note 32)		18,379			18,379

For further information on the Euro 35bn Global Covered Bond Programme, see Note 32.

266	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

20. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

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

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2014	2014	2013	2013
Nature of transaction	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m
Sale and repurchase agreements	6,851	5,829	1,177	1,073
Securities lending agreements	626	474	5,196	5,144
Securitisations (See Notes 19 and 32)	21,434	13,994	37,573	18,868
	28,911	20,297	43,946	25,085

	Company
	2014	2014	2013	2013
Nature of transaction	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m
Sale and repurchase agreements	956	902	1,628	1527
Securities lending agreements	-	-	-	-
Securitisations (See Notes 19 and 32)	-	-	-	-
	956	902	1,628	1527

Annual Report 2014	267

Financial statements

21. LOANS AND RECEIVABLES SECURITIES

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Floating rate notes	-	125	-	125
Asset-backed securities	118	880	4,597	5,253
Collateralised loan obligations	-	75	-	75
Other(1)	-	27	1	27
Loans and receivables securities	118	1,107	4,598	5,480
Less: Impairment allowances	-	(6)	-	(6)
Loans and receivables securities, net of impairment allowances	118	1,101	4,598	5,474

    (1) Comprises mainly of £nil principal protected notes (2013: £25m).

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Santander UK group in 2008 and as part of an alignment of portfolios across the Banco Santander group in 2010 and are being run down. Detailed analysis of these securities is set out below. During the year there was a release of impairment allowance of £6m (2013: £nil).

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2013: £nil) and £7m (2013: £23m) respectively.

Floating rate notes

Floating rate notes can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
Italy	-	-	-	-	76	76	76	100	-	-
Spain	-	-	-	-	27	27	24	89	-	-
Rest of Europe	-	-	-	-	-	-	-	-	-	2
US	-	-	-	-	22	22	21	95	-	(1)
	-	-	-	-	125	125	121	97	-	1
Floating rate notes can be analysed by the credit rating of the issuer or counterparty as follows:
	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AA	-	-	-	-	48	48	48	100	-	-
A	-	-	-	-	66	66	63	95	-	1
Below BBB	-	-	-	-	11	11	10	91	-	-
	-	-	-	-	125	125	121	97	-	1

(1) All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Asset-backed securities

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
ABS	-	-	-	-	42	42	42	100	-	-
MBS	48	42	47	98	161	151	138	86	2	3
	48	42	47	98	203	193	180	89	2	3
US
ABS	13	11	14	108	309	284	270	87	1	3
MBS	-	-	-	-	21	19	17	81	-	-
	13	11	14	108	330	303	287	87	1	3
Rest of Europe
ABS	57	58	70	123	85	116	110	129	-	1
MBS	-	-	-	-	260	249	226	87	1	14
	57	58	70	123	345	365	336	97	1	15
Rest of world
ABS	8	7	4	50	9	8	6	67	-	-
MBS	-	-	-	-	11	11	10	91	-	-
	8	7	4	50	20	19	16	80	-	-
	126	118	135	107	898	880	819	91	4	21

268	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	19	16	14	74	318	299	280	88	-	4
MBS	4	4	4	100	302	287	267	88	1	12
	23	20	18	78	620	586	547	88	1	16
AA+
ABS	2	2	2	100	-	-	-	-	-	-
MBS	-	-	-	-	10	10	9	90	-	1
	2	2	2	100	10	10	9	90	-	1
AA
ABS	2	2	4	200	7	6	5	71	-	-
MBS	3	3	2	67	109	102	89	82	-	3
	5	5	6	120	116	108	94	81	-	3
A
ABS	8	8	8	100	13	10	10	77	-	-
MBS	-	-	-	-	25	24	21	84	-	1
	8	8	8	100	38	34	31	82	-	1
BBB
ABS	2	2	2	100	57	52	52	91	-	-
MBS	41	35	41	100	3	3	2	67	-	-
	43	37	43	100	60	55	54	90	-	-
Below BBB
ABS	45	46	58	129	50	83	81	162	1	-
MBS	-	-	-	-	4	4	3	75	2	-
	45	46	58	129	54	87	84	156	3	-
	126	118	135	107	898	880	819	91	4	21
(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Asset-backed securities above include the following:

>	ALT-A US asset-backed securities – securities with book values of £nil (2013: £14m) and fair values of £nil (2013: £13m).
>

Monoline insurer exposures – The Santander UK group has a £nil (2013: £54m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as secondary sources of repayment.

Annual Report 2014	269

Financial statements

22. AVAILABLE-FOR-SALE SECURITIES

							Group		Company
							2014 £m	2013 £m	2014 £m	2013 £m
Debt securities							8,919	4,981	6,394	2,019
Equity securities							25	24	11	10
							8,944	5,005	6,405	2,029
Debt securities and equity securities can be analysed by listing status as follows:
							Group		Company
							2014 £m	2013 £m	2014 £m	2013 £m
Debt securities:
- Listed in the UK							5,843	3,403	3,405	739
- Listed elsewhere							2,629	1,106	2,542	808
- Unlisted							447	472	447	472
							8,919	4,981	6,394	2,019
Equity securities:
- Listed in the UK							22	21	9	8
- Listed elsewhere							1	1	-	-
- Unlisted							2	2	2	2
							25	24	11	10
Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:
2014	On demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Issued by public bodies:
- UK Government	-	-	-	-	-	-	1,459	978	1,726	4,163
Banks	-	45	-	-	55	112	277	1,548	2,719	4,756
	-	45	-	-	55	112	1,736	2,526	4,445	8,919
Weighted average yield	-	2.07%	-	-	3.14%	2.63%	2.66%	2.03%	2.61%	2.52%

2013
Issued by public bodies:
- UK Government	-	-	-	-	-	-	-	2,284	628	2,912
- Other OECD	-	-	-	-	-	-	-	201	97	298
Banks	-	-	-	-	-	-	189	745	791	1,725
Building societies	-	-	-	-	-	-	46	-	-	46
	-	-	-	-	-	-	235	3,230	1,516	4,981
Weighted average yield	-	-	-	-	-	-	2.61%	2.18%	2.44%	2.28%

The movement in available-for-sale securities can be summarised as follows:

					Group			Company
					2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
At 1 January					5,005	5,483	46	2,029	357	34
Additions					4,236	2,904	6,338	4,236	1,680	348
Redemptions and maturities					(561)	(3,344)	(877)	(146)	-	(25)
Amortisation of discount					22	(55)	(18)	22	(10)	-
Exchange adjustments					7	2	(12)	7	-	(2)
Movement in fair value					235	15	6	257	2	2
At 31 December					8,944	5,005	5,483	6,405	2,029	357

270	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

23. INTERESTS IN OTHER ENTITIES

		Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Subsidiaries	-	-	5,366	6,176
Associates	2	4	-	-
Joint ventures	36	23	-	-
	38	27	5,366	6,176

a) Interests in subsidiaries

Interests in subsidiaries are eliminated during the preparation of the Consolidated Financial Statements. Interests in subsidiaries in the Company unconsolidated financial statements are held at cost subject to impairment. The movement in interests in subsidiaries in the Company unconsolidated financial statements was as follows:

				Company
2014		Cost £m	Impairment £m	Net book value £m
At 1 January		6,339	(163)	6,176
Additions		307	(128)	179
Transfer from investment in Santander Cards (UK) Limited (see Note 24)		(456)	-	(456)
Dissolution		(174)	174	-
Capital reduction of subsidiaries		-	(533)	(533)
At 31 December		6,016	(650)	5,366
2013
At 1 January		7,302	(333)	6,969
Additions		1,023	(29)	994
Reversal		-	199	199
Capital reduction of subsidiaries		(1,986)	-	(1,986)
At 31 December		6,339	(163)	6,176

In 2014 and 2013, the movements on interests in subsidiaries principally represented changes in the capital invested in certain subsidiaries as a result of an internal reorganisation within the Santander UK group. During 2014, Santander Cards (UK) Limited transferred its business to Santander UK plc. In addition, in December 2013, Santander UK entered into a share purchase agreement with its wholly owned subsidiary Abbey National Treasury Services plc, and acquired 100% of the issued share capital of Abbey National Treasury Services Overseas Holdings.

Principal subsidiaries

The Santander UK group consists of a parent company, Santander UK plc, incorporated in the United Kingdom and a number of subsidiaries and associates held directly and indirectly by Santander UK plc. The principal subsidiaries of the Company that comprise related undertakings under the UK Companies Act 2006 (and so exclude certain securitisation companies) at 31 December 2014 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Santander UK group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3)(b) of the UK Companies Act 2006.

		% Interest held		Country of incorporation or registration
Principal subsidiary	Nature of business	2014	2013
Abbey National International Limited	Offshore deposit taking	100	100	Jersey
Abbey National North America LLC*	Commercial paper issue	100	100	United States
Abbey National Treasury Services plc	Treasury operations	100	100	England and Wales
Cater Allen Limited*	Bank, deposit taker	100	100	England and Wales
Abbey National Treasury Services Overseas Holdings	Investment	100	100	England and Wales

    *   Held indirectly through subsidiary companies.

Santander UK holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US and the Cayman Islands. Santander UK plc has branches in the Isle of Man and in Jersey.

Interests in consolidated structured entities

Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidates these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note 19 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by the Santander UK group are described below. All the external assets in these entities are included in the financial statements and in relevant Notes of these Consolidated Financial Statements. Other than as set out below, no significant judgements were required with respect to control or significant influence.

Annual Report 2014	271

Financial statements

i) Guaranteed Investment Products 1 PCC (‘GIP’)

GIP is a Guernsey-incorporated, closed-ended, protected cell company. The objective of each cell is to achieve capital growth for retail investors. In order to achieve the investment objective, GIP, on behalf of the respective cells, has entered into transactions with Santander UK. Santander Guarantee Company, a Santander UK group company, also guarantees the shareholders of cells a fixed return on their investment and/or the investment amount. GIP has no third party assets. Although the share capital is owned by the retail investors, Santander UK continues to have exposure to variable risks and returns through Santander Guarantee Company’s guarantee and has therefore consolidated this entity.

ii) Santander UK Foundation Limited

Santander UK Foundation Limited supports disadvantaged people throughout the UK through the charitable priorities of education and financial capability. The entity was set up by Santander UK and all its revenue arise through donations from Santander UK, and its third party assets are minimal, comprising of available-for-sale assets of £14m (2013: £12m). This entity has been consolidated as Santander UK directs its activities.

b) Interests in associates

Santander UK does not have any individually material interests in associates. As set out in the accounting policies in Note 1, interests in associates are accounted for using the equity method. In the year ended 31 December 2014, Santander UK’s share in the profit after tax of its associates was £nil (2013: £nil). At 31 December 2014, the carrying amount of Santander UK’s interests was £2m (2013: £4m) and its shares of its associates’ commitments and contingent liabilities were £nil (2013: £18m) and £nil (2013: £nil), respectively. Certain of the associates have also invested in structured entities. The amounts are not significant. Management has concluded that the carrying value of the associates represents the maximum exposure to loss after taking into account any interest the associates may have in structured entities.

c) Interests in joint ventures

Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In the year ended 31 December 2014, Santander UK’s share in the profit after tax of its joint ventures was £7m (2013: £3m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2014, the carrying amount of Santander UK’s interest was £36m (2013: £23m). At 31 December 2014 and 2013, the joint ventures had no commitments and contingent liabilities.

d) Interests in unconsolidated structured entities

Structured entities sponsored by the Santander UK group

Santander UK has interests in structured entities which it sponsors but does not control. Santander UK considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity. The structured entities sponsored but not consolidated by Santander UK are as follows. Other than as set out below, no significant judgements were required with respect to control or significant influence.

i) Structured entities which issue shares that back retail structured products

At 31 December 2014, the total value of products issued by these entities was £nil (2013: £11m). Santander UK’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. The maximum exposure to these structured entities consists of trading assets (Repurchases held by Santander UK) of £nil (2013: £9m). Santander UK holds no interest in these vehicles, nor does it have any control over, or exposure to the variable returns, and therefore these entities have not been consolidated.

ii) Santander (UK) Common Investment Fund

In 2008, a common investment fund was established to hold the assets of the Santander UK Group Pension Scheme. The Santander (UK) Common Investment Fund is not consolidated by Santander UK, but its assets of £9,393m (2013: £7,878m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. See Note 36 for further information about the entity. As this entity holds the assets of the pension scheme it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is equal to the sum of the carrying amount of the assets held.

iii) Trust preferred entities

The trust preferred entities, Abbey National Capital Trust I and Abbey National Capital LP I are 100% owned finance subsidiaries (as defined in Regulation S-X under the US Securities Act 1933, as amended) of Santander UK plc which were set up by Santander UK solely for the issuance of trust preferred securities to third parties and lend the funds on to other Santander UK companies. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which have been registered under the US Securities Act of 1933, as amended. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of trust preferred securities issued by Abbey National Capital Trust I. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Santander UK plc. The terms of the securities do not include any significant restrictions on the ability of Santander UK plc to obtain funds, by dividend or loan, from any subsidiary. The trust preferred entities are not consolidated by Santander UK as Santander UK plc is not exposed to variability of returns from the entities.

Structured entities not sponsored by the Santander UK group

The Santander UK group also has interests in structured entities which it does not sponsor or control. These largely relate to the legacy Treasury asset portfolio and consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. Details of these securities are set out in Note 16 ‘Financial assets designated at fair value’ and Note 21 ‘Loans and receivables securities’. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

272	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

24. INTANGIBLE ASSETS

a) Goodwill

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Cost
At 1 January	1,916	1,916	1,194	1,194
Transfer	-	-	456	-
31 December	1,916	1,916	1,650	1,194
Accumulated impairment
At 1 January	82	82	-	-
Net book value	1,834	1,834	1,650	1,194

Impairment of goodwill

During 2014 and 2013, no impairment of goodwill was recognised. Impairment testing in respect of goodwill allocated to each cash-generating unit (‘CGUs’) is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the CGUs are based on customer groups within the relevant business divisions.

The cash flow projections for each CGU are based on the five year plan prepared for regulatory purposes, based on Santander UK’s 3-Year Plan and approved by the Santander UK plc Board. The assumptions included in the expected future cash flows for each CGU take into consideration the UK economic environment and financial outlook within which the CGU operates. Key assumptions include projected GDP growth rates, the level of interest rates and the level and change in unemployment rates in the UK. The discount rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital allocated by Santander UK to investments in the business division in which the CGUs operates. The growth rate used reflects management’s five-year forecasts, with a terminal growth rate for each year applied thereafter, in line with the estimated long-term average UK GDP growth rate.

Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment of goodwill to be recognised.

The following CGUs include in their carrying values goodwill that comprises the goodwill reported by Santander UK. The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.

2014
Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,625	Value in use: cash flow based on 5 year plan	11.7%	2%
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	11.7%	1%
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	11.7%	3%
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	11.7%	2%
		1,834

2013
Retail Banking	Personal financial services	1,169	Value in use: cash flow based on 5 year plan	11.8%	2%
Retail Banking	Credit cards	456	Value in use: cash flow based on 5 year plan	11.8%	3%
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	11.8%	1%
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	11.8%	3%
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	11.8%	2%
		1,834

    (1) Average growth rate based on the five year plan for the first five years and a growth rate of 2.2% (2013: 2.2%) applied thereafter.

In 2014, following the integration of the credit cards business within Santander UK plc its results are no longer separately identified, reviewed or managed and are instead included in the Retail Banking – personal financial services CGU. In 2014, the discount rate decreased by 0.1 percentage points to 11.7% (2013: 11.8%). The decrease reflected changes in current market and economic conditions. In 2014, the change in growth rates reflected Santander UK’s updated strategic priorities in the context of forecast economic conditions.

b) Other intangibles

		Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Cost
At 1 January	814	762	811	732
Additions	136	81	128	79
Disposals	(33)	(29)	(32)	-
Transfers	-	-	34	-
At 31 December	917	814	941	811
Accumulated amortisation / impairment
At 1 January	313	271	327	279
Charge for the year	261	50	261	48
Disposals	(10)	(8)	(9)	-
Transfers	-	-	26	-
At 31 December	564	313	605	327
Net book value	353	501	336	484

Other intangible assets consist of computer software. In 2014, an impairment charge of £206m was recognised in respect of software write-offs. The write-offs were for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

Annual Report 2014	273

Financial statements

25. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2014	1,214	845	390	106	2,555
Additions	38	229	1	102	370
Disposals	(13)	(76)	-	(66)	(155)
At 31 December 2014	1,239	998	391	142	2,770
Accumulated depreciation:
At 1 January 2014	150	524	343	17	1,034
Charge for the year	35	116	34	36	221
Disposals	(10)	(54)	-	(45)	(109)
At 31 December 2014	175	586	377	8	1,146
Net book value	1,064	412	14	134	1,624

Cost:
At 1 January 2013	1,143	782	390	118	2,433
Additions	109	81	-	68	258
Disposals	(38)	(18)	-	(80)	(136)
At 31 December 2013	1,214	845	390	106	2,555
Accumulated depreciation:
At 1 January 2013	130	447	303	12	892
Charge for the year	33	91	40	34	198
Disposals	(13)	(14)	-	(29)	(56)
At 31 December 2013	150	524	343	17	1,034
Net book value	1,064	321	47	89	1,521

		Company
		Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2014		1,136	988	322	2,446
Additions		25	219	-	244
Disposals		(13)	(76)	-	(89)
Other		188	(145)	-	43
At 31 December 2014		1,336	986	322	2,644
Accumulated depreciation:
At 1 January 2014		299	676	275	1,250
Charge for the year		31	111	34	176
Disposals		(10)	(53)	-	(63)
Other		21	-	-	21
At 31 December 2014		341	734	309	1,384
Net book value		995	252	13	1,260

Cost:
At 1 January 2013		1,009	928	322	2,259
Additions		165	76	-	241
Disposals		(38)	(16)	-	(54)
At 31 December 2013		1,136	988	322	2,446
Accumulated depreciation:
At 1 January 2013		267	600	235	1,102
Charge for the year		29	88	40	157
Disposals		(1)	(12)	-	(13)
Other		4	-	-	4
At 31 December 2013		299	676	275	1,250
Net book value		837	312	47	1,196

At 31 December 2014, capital expenditure contracted but not provided for in respect of property, plant and equipment was £nil (2013: £14m). Of the carrying value at the balance sheet date, £209m (2013: £279m) related to assets under construction.

Operating lease assets

The Santander UK group’s operating lease assets consist of motor vehicles and other assets leased to its corporate customers. The Company has no operating lease assets. Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

				Group
				2014 £m	2013 £m
In no more than 1 year				32	30
In more than 1 year but no more than 5 years				58	46
In more than 5 years				2	1
				92	77

Contingent rent income of £5m (2013: £11m) was recognised in the year.

274	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

26. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	Group		Company
	2014 £m	2013(1) £m	2014 £m	2013(1) £m
At 1 January	16	34	54	46
Income statement charge	(32)	(138)	(53)	(105)
(Charged)/credited to other comprehensive income:
- retirement benefit obligations	(27)	113	(27)	113
- cash flow hedges	(27)	7	-	-
	(54)	120	(27)	113
Eliminated on disposal	11	-	-	-
At 31 December	(59)	16	(26)	54

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group and Company has the legal right to off set and intends to settle on a net basis. The deferred tax assets and liabilities are attributable to the following items:

	Group		Company
	2014 £m	2013(1) £m	2014 £m	2013(1) £m
Deferred tax assets/(liabilities)
Pensions and other post retirement benefits	(25)	108	(25)	108
Accelerated book depreciation	(9)	(20)	10	12
IFRS transitional adjustments	22	33	9	15
Other temporary differences	(58)	(105)	(20)	(81)
Tax losses carried forward	11	-	-	-
	(59)	16	(26)	54

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

The deferred tax (liabilities)/assets scheduled above have been recognised in both Santander UK plc and the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five year plan (described in Note 23) would not cause a reduction in the deferred tax assets recognised.

The Santander UK group and Santander UK plc recognised deferred tax assets in respect of trading losses relating to the former Alliance & Leicester plc business which was transferred to Santander UK plc in May 2010 under Part VII of the Financial Services and Markets Act 2000. HM Revenue & Customs confirmed in 2010 that the availability of losses was unaffected by the transfer. The tax losses were fully utilised during 2013. The Santander UK group and a trading subsidiary Santander Lending Limited have recognised a deferred tax asset of £11m in respect of prior year trading losses which had not been previously recognised. Santander Lending Limited has returned to profitability during 2014 and future profit forecasts are such that recognition criteria under IAS 12 have been met. These tax losses do not time expire.

At 31 December 2014, the Santander UK group had UK capital losses carried forward of £18m (2013: £17m). These losses are available for offset against future UK chargeable gains and under current UK tax legislation do not time expire. No deferred tax asset has been recognised in respect of these capital losses on the basis that future capital gains required to utilise the losses are not considered probable.

The deferred tax charge in respect of continuing and discontinued operations in the income statement comprises the following temporary differences:

	Group
	2014 £m	2013(1) £m	2012(1) £m
Accelerated tax depreciation	-	13	(39)
Pensions and other post-retirement benefits	(107)	(14)	(28)
IFRS transition adjustments	(11)	(20)	(20)
Tax losses carried forward	-	(63)	(93)
Other temporary differences	75	(54)	(63)
Tax losses carried forward	11	-	-
	(32)	(138)	(243)
    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

Annual Report 2014	275

Financial statements

27. OTHER ASSETS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Trade and other receivables	772	737	694	684
Prepayments	67	55	59	49
Accrued income	14	22	7	7
General insurance assets	23	68	23	68
	876	882	783	808

Included in the above balances are amounts due to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £5m (2013: £2m) and £19m (2013: £27m) respectively.

28. DEPOSITS BY BANKS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Items in the course of transmission	308	614	288	604
Deposits by banks - securities sold under repurchase agreements	4,797	5,465	783	1,301
Amounts due to Santander UK subsidiaries	-	-	9,989	112,076
Amounts due to Banco Santander
- securities sold under repurchase agreements	-	50	-	-
- other	966	636	945	629
Amounts due to fellow Banco Santander subsidiaries
- securities sold under repurchase agreements	-	-	-	-
- other	129	1	129	1
Deposits held as collateral	758	1,047	59	222
Other deposits	1,256	883	360	385
	8,214	8,696	12,553	115,218

Repayable:
On demand	2,708	2,929	9,277	17,946
In not more than 3 months	336	658	1,690	21,115
In more than 3 months but not more than 1 year	911	176	722	23,259
In more than 1 year but not more than 5 years	4,142	4,375	841	38,963
In more than 5 years	117	558	23	13,935
	8,214	8,696	12,553	115,218

As part of the banking reform programme, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

276	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

29. DEPOSITS BY CUSTOMERS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Current and demand accounts:
- interest-bearing	65,517	52,218	58,711	44,128
- non interest-bearing	353	984	46	900
Savings accounts(1)	57,099	55,417	55,790	54,219
Time deposits	29,270	36,614	27,897	34,656
Securities sold under repurchase agreements	500	920	500	502
Amounts due to Santander UK subsidiaries	-	-	39,977	43,980
Amounts due to fellow Banco Santander subsidiaries	867	1,014	867	1,014
	153,606	147,167	183,788	179,399

Repayable:
On demand	130,539	117,036	127,529	113,072
In no more than 3 months	7,070	8,211	4,811	6,312
In more than 3 months but not more than 1 year	10,001	14,633	8,271	11,650
In more than 1 year but not more than 5 years	5,170	6,641	4,194	4,784
In more than 5 years	826	646	38,983	43,581
	153,606	147,167	183,788	179,399
(1)

Includes equity index-linked deposits of £3,058m (2013: £3,983m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £3,058m and £225m, respectively (2013: £3,983m and £235m, respectively).

Savings accounts and time deposits are interest-bearing.

30. TRADING LIABILITIES

	Group
	2014 £m	2013 £m
Deposits by banks - securities sold under repurchase agreements	4,508	7,795
- other(1)	2,715	3,496
Deposits by customers - securities sold under repurchase agreements	4,040	6,329
- other(1)2)	859	740
Short positions in securities and unsettled trades	3,211	2,918
	15,333	21,278
(1)	Comprises cash collateral of £1,905m (2013: £1,841m) and short-term deposits of £1,669m (2013: £2,336m).
(2)

Includes equity index-linked deposits of £nil (2013: £59m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £nil for both commitments (2013: £127m and £17m, respectively).

At 31 December 2014 and 2013, the Company had no trading liabilities. Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. of £433m (2013: £193m) and to fellow subsidiaries of Banco Santander, S.A. of £84m (2013: £13m).

31. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group
	2014 £m	2013 £m
Debt securities in issue - US$10bn Euro Commercial Paper Programme	854	865
- US$20bn Euro Medium Term Note Programme	464	591
- Euro 10bn Note Certificate and Warrant Programme and Global Structured Solutions Programme	1,517	1,832
Warrants programme	13	119
	2,848	3,407

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

Annual Report 2014	277

Financial statements

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

At 31 December 2014 and 2013, the Company had no financial liabilities designated at fair value. Included in the above balances are amounts owed to Banco Santander, S.A. of £29m (2013: £17m) and to fellow subsidiaries of Banco Santander, S.A. of £67m (2013: £172m).

Gains and losses arising from changes in the credit spread of liabilities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue was £1m (2013: net loss of £13m, 2012: net loss of £86m). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue at 31 December 2014 was £7m (2013: cumulative net loss of £6m).

At 31 December 2014, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £165m (2013: £216m) higher than the carrying value.

US$10bn Euro Commercial Paper Programme

Abbey National Treasury Services plc may from time to time issue commercial paper under the US$10bn Euro Commercial Paper Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealer. The commercial paper ranks at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the commercial paper have been unconditionally and irrevocably guaranteed by Santander UK plc.

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

US$20bn Euro Medium Term Note Programme

Santander UK plc and Abbey National Treasury Services plc may from time to time issue notes denominated in any currency as agreed between the issuer and the relevant dealer under the US$20bn Euro Medium Term Note Programme. The payment of all amounts payable in respect of the notes is unconditionally and irrevocably guaranteed by Santander UK plc. The programme provides for issuance of fixed rate notes, floating rate notes, variable interest notes and zero-coupon/discount notes.

The maximum aggregate nominal amount of all notes outstanding under the programme may not exceed US$20bn (or its equivalent in other currencies) subject to any modifications in accordance with the terms of the programme agreement. Notes may be issued in bearer or registered form and can be listed on the London Stock Exchange or any other stock exchange(s) as agreed.

Euro 10bn Note, Certificate and Warrant Programme and Global Structured Solutions Programme

Abbey National Treasury Services plc may from time to time issue structured notes and redeemable certificates (together the ‘N&C Securities’) and warrants (together with the N&C Securities, the ‘Securities’) denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Note, Certificate and Warrant programme and the Global Structured Solutions Programmes (the ‘Structured Securities Programmes’). The securities are direct, senior and unsecured obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future senior and unsecured obligations of Abbey National Treasury Services plc. The payment of all amounts due in respect of the Securities has been unconditionally and irrevocably guaranteed by Santander UK plc.

The Structured Securities Programmes provide for the issuance of commodity linked N&C Securities, credit-linked N&C Securities, currency-linked Securities, equity-linked Securities, equity index-linked Securities, fixed rate N&C Securities, floating rate N&C Securities, fund-linked Securities, inflation-linked Securities, property-linked Securities, zero-coupon/discount N&C Securities and any other structured Securities as agreed between Abbey National Treasury Services plc and the relevant dealers. Securities issued under the Structured Securities Programmes are governed by English law.

The maximum aggregate outstanding nominal amount of all N&C Securities and the aggregate issue prices of outstanding warrants from time to time issued under the Structured Securities Programmes will not exceed euro 10bn (or its equivalent in other currencies).

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

In 2012, Abbey National Treasury Services plc discontinued the issue of new warrants under the Warrants Programme as new issuances are being made under the Structured Securities Programmes. The payments of all amounts due in respect of the previously issued warrants have been unconditionally and irrevocably guaranteed by Santander UK plc.

278	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

32. DEBT SECURITIES IN ISSUE

		Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Bonds and medium term notes:
- Euro 35bn Global Covered Bond Programme	18,379	18,379	-	-
- US$20bn Euro Medium Term Note Programme (See Note 31)	11,785	7,690	-	-
- US$40bn Euro Medium Term Note Programme	112	156	112	156
- US$20bn Commercial Paper Programme	3,510	3,131	-	-
- Euro 5bn Guaranteed French Certificates of Deposit Programme	968	890	-	-
- Certificates of deposit	3,042	1,756	-	-
	37,796	32,002	112	156
Securitisation programmes (See Note 19):
- Holmes	6,144	9,139	-	-
- Fosse	7,104	8,885	-	-
- Motor	746	844	-	-
	51,790	50,870	112	156

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £64m (2013: £37m) and £285m (2013: £617m) respectively.

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

The payments of all amounts due in respect of the covered bonds have been unconditionally guaranteed by Santander UK plc. Abbey Covered Bonds LLP (the ‘LLP’), together with Santander UK plc, has guaranteed payments of interest and principal under the covered bonds pursuant to a guarantee which is secured over the LLP’s portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.

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

The notes were direct, unsecured and unconditional obligations of Alliance & Leicester plc. The notes transferred to Santander UK plc with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000. As a result, the notes are now direct, unsecured and unconditional obligations of Santander UK plc.

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

US$20bn Commercial Paper Programme

Abbey National North America LLC may from time to time issue unsecured notes denominated in United States dollars as agreed between Abbey National North America LLC and the relevant dealers under the US$20bn US commercial paper programme. The Notes will rank at least pari passu with all other unsecured and unsubordinated indebtedness of Abbey National North America LLC and Santander UK plc. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by Santander UK plc. The Notes are not redeemable prior to maturity or subject to voluntary prepayment. The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed US$20bn (or its equivalent in other currencies).

Annual Report 2014	279

Financial statements

Euro 5bn Guaranteed French Certificates of Deposit Programme

Santander UK plc may from time to time issue certificates of deposit under the Euro5bn Guaranteed French Certificates of Deposit Programme that may be denominated in any currency as agreed between Santander UK plc and the relevant dealer. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Santander UK plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form, subject to a maximum maturity of 365 days or 366 days in a leap year. The certificates of deposit may bear fixed or floating rate interest. The maximum aggregate nominal amount of all certificates of deposit outstanding from time to time under the programme will not exceed euro 5bn (or its equivalent in other currencies). The certificates of deposit are not listed on any stock exchange.

Certificates of deposit

Santander UK plc may from time to time issue certificates of deposit that may be denominated in any currency as agreed between the parties. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Santander UK plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form and may bear fixed or floating rate interest. The certificates of deposit are not listed on any stock exchange.

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

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

				Group		Company
Issue currency	Interest rate	Maturity	2014 £m	2013 £m	2014 £m	2013 £m
Euro	0.00% - 3.99%	Up to 2014	-	1,951	-	42
		Up to 2015	4,039	3,286	-	-
		2016 – 2019	8,779	4,864	-	-
		2020 – 2029	3,109	2,573	-	-
		2030 – 2059	2,494	4,602	-	-
	4.00% - 4.99%	Up to 2014	-	866	-	-
		2016 – 2019	939	983	-	-
		2020 – 2029	2,301	1,840	-	-
		2030 – 2059	171	76	-	-
US dollar	0.00% - 3.99%	Up to 2014	19	6,495	-	-
		Up to 2015	4,825	-	-	-
		2016 – 2019	2,944	609	-	-
		2020 – 2029	402	416	-	-
		2030 – 2039	-	-	-	-
		2040 – 2059	4,230	5,953	-	-
	4.00% - 5.99%	Up to 2014	-	2	-	-
		Up to 2015	33	32	33	32
		2016 – 2019	660	632	-	-
		2020 – 2029	650	-	-	-
		2040 – 2059	168	149	-	-
Pounds sterling	0.00% - 3.99%	Up to 2014	-	1,210	-	-
		Up to 2015	2,311	855	-	-
		2016 – 2019	1,975	970	-	-
		2020 – 2029	959	502	-	-
		2040 – 2059	5,338	6,187	-	-
	4.00% - 5.99%	Up to 2014	-	612	-	-
		Up to 2015	-	-	-	-
		2016 – 2019	421	426	-	-
		2020 – 2029	3,506	3,546	-	-
		2040 – 2059	931	524	-	-
	6.00% - 6.99%	2014 – 2015	79	82	79	82
		Up to 2014	-	-	-	-
Other currencies	0.00% - 5.99%	Up to 2015	182	192	-	-
		2020 – 2029	147	171	-	-
		2040 – 2060	123	264	-	-
	6.00% - 6.99%	2050 – 2059	55	-	-	-
			51,790	50,870	112	156

280	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

33. SUBORDINATED LIABILITIES

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
£325m Sterling Preference Shares	344	344	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	201	209	200	202
Undated subordinated liabilities	1,711	2,104	1,728	2,050
Dated subordinated liabilities	1,746	1,649	1,793	1,616
	4,002	4,306	4,065	4,212

The above securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the preference shares and preferred securities ranks equally with that of the £300m fixed/floating rate non-cumulative callable preference shares, £300m Step-up Callable Perpetual Preferred Securities and £300m Step-up Callable Perpetual Reserve Capital Instruments classified as share capital, as described in Note 38.

The Santander UK group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2013: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,867m (2013: £691m) and £nil (2013: £1,609m) respectively.

£325m Sterling Preference Shares

Holders of sterling preference shares are entitled to receive a bi-annual non-cumulative preferential dividend payable in sterling out of the distributable profits of Santander UK plc. The rate per annum will ensure that the sum of the dividend payable on such date and the associated tax credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996.

On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of Santander UK plc. On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of Santander UK plc available for distribution amongst the members after payment of Santander UK plc’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment. Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of Santander UK plc.

Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of Santander UK plc unless the business of the meeting includes the consideration of a resolution to wind up Santander UK plc or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting. In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities

The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by Santander UK plc and have no fixed redemption date. Santander UK plc has the right to redeem the Tier One Preferred Income Capital Securities whole but not in part on 9 February 2018 or on any coupon payment date thereafter, subject to the prior approval of the PRA. The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears. Interest payments may be deferred in limited circumstances, such as when the payment would cause Santander UK plc to become insolvent or breach applicable Capital Regulations.

The Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. Where interest payments have been deferred, Santander UK plc may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Tier One Preferred Income Capital Securities and the Reserve Capital Instruments.

The Tier One Preferred Income Capital Securities are unsecured securities of Santander UK plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding loan capital of Santander UK plc. Upon the winding up of Santander UK plc, holders of Tier One Preferred Income Capital Securities will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Santander UK plc then in issue and in priority to all other Santander UK plc shareholders.

Annual Report 2014	281

Financial statements

Undated subordinated liabilities

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
10.0625% Exchangeable subordinated capital securities	205	205	205	205
5.56% Subordinated guaranteed notes (Yen 15,000m)	83	93	83	93
5.50% Subordinated guaranteed notes (Yen 5,000m)	28	31	28	31
Fixed/Floating Rate subordinated notes (Yen 5,000m)	29	32	29	32
10 Year step-up perpetual callable subordinated notes	330	334	329	332
7.50% 15 Year step-up perpetual callable subordinated notes	449	471	448	471
7.375% 20 Year step-up perpetual callable subordinated notes	212	223	210	206
7.125% 30 Year step-up perpetual callable subordinated notes	375	381	396	346
Fixed to floating rate perpetual callable subordinated notes	-	334	-	334
	1,711	2,104	1,728	2,050

The 10.0625% exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK plc. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held.

The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Santander UK plc, on 31 January 2015 and each fifth anniversary thereafter. During the year, the Company exercised its option to call these notes. Redemption payment for these notes will be made on 2 February 2015.

The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Santander UK plc, on 27 June 2015 and each fifth anniversary thereafter.

The Fixed/Floating Rate Subordinated notes are redeemable at par, at the option of Santander UK plc, on 27 December 2016 and each interest payment date (quarterly) thereafter.

The 10 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2010 and each fifth anniversary thereafter. The coupon payable on the notes is 4.8138% from 28 September 2010 to 28 September 2015.

The 7.50% 15 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2015 and each fifth anniversary thereafter.

The 7.375% 20 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2020 and each fifth anniversary thereafter.

The 7.125% 30 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 30 September 2030 and each fifth anniversary thereafter.

The Fixed to Floating rate perpetual callable subordinated notes were redeemable at par, at the option of Santander UK plc, on 28 September 2010 and each interest payment date thereafter. During 2014, the Company exercised its options to call these notes and the notes were fully redeemed.

In common with other debt securities issued by Santander UK group companies, the undated subordinated liabilities are redeemable in whole at the option of Santander UK plc, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Dated subordinated liabilities

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
10.125% Subordinated guaranteed bond 2023	96	103	95	99
11.50% Subordinated guaranteed bond 2017	68	73	68	72
7.95% Subordinated notes 2029 (US$1,000m)	252	217	252	217
6.50% Subordinated notes 2030	41	42	43	38
8.963% Subordinated notes 2030 (US$1,000m)	182	159	182	159
5.875% Subordinated notes 2031	10	10	10	8
9.625% Subordinated notes 2023	144	148	142	142
5% Subordinated notes 2023 (US$1,500m)	953	897	1,001	881
	1,746	1,649	1,793	1,616

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination. The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Subordinated liabilities are repayable:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
In more than 1 year but no more than 5 years	68	74	68	72
In more than 5 years	1,678	1,575	1,725	1,544
Undated	2,256	2,657	2,272	2,596
	4,002	4,306	4,065	4,212

282	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

34. OTHER LIABILITIES

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Trade and other payables	1,378	1,012	1,320	956
Accrued expenses	898	849	707	625
Deferred income	26	22	1	3
	2,302	1,883	2,028	1,584

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. of £nil (2013: £164m), other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £50m (2013: £83m) and to Santander UK Group Holdings Limited of £250m (2013: £nil) respectively.

35. PROVISIONS

					Group
	Conduct remediation
	PPI £m	Other products £m	Regulatory-related £m	Other £m	Total £m
At 1 January 2014	165	222	79	84	550
Additional provisions	95	45	165	111	416
Used during the year	(131)	(128)	(159)	(80)	(498)
Transfers	-	14	-	-	14
Other	-	9	-	-	9
At 31 December 2014	129	162	85	115	491
To be settled:
- Within 12 months	95	142	85	63	385
- In more than 12 months	34	20	-	52	106
	129	162	85	115	491

					Group
	Conduct remediation
	PPI £m	Other products £m	Regulatory-related(1) £m	Other £m	Total £m
At 1 January 2013	382	276	66	71	795
Additional provisions	-	-	147	148	295
Used during the year	(217)	(9)	(134)	(135)	(495)
Provisions released	-	(45)	-	-	(45)
At 31 December 2013	165	222	79	84	550
To be settled:
- Within 12 months	153	222	79	-	454
- In more than 12 months	12	-	-	84	96
	165	222	79	84	550
(1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

					Company
	Conduct remediation
	PPI £m	Other products £m	Regulatory-related £m	Other £m	Total £m
At 1 January 2014	151	221	56	53	481
Additional provisions	95	45	133	106	379
Used during the year	(131)	(128)	(136)	(52)	(447)
Transfers	-	14	-	-	14
Other	-	9	-	-	9
At 31 December 2014	115	161	53	107	436
To be settled:
- Within 12 months	95	142	53	60	350
- In more than 12 months	20	19	-	47	86
	115	161	53	107	436

					Company
	Conduct remediation
	PPI £m	Other products £m	Regulatory-related(1) £m	Other £m	Total £m
At 1 January 2013	371	275	46	48	740
Additional provisions	-	-	125	58	183
Used during the year	(199)	(9)	(115)	(53)	(376)
Provisions released	-	(45)	-	-	(45)
Transfer between legal entities	(21)	-	-	-	(21)
At 31 December 2013	151	221	56	53	481
To be settled:
- Within 12 months	139	221	56	-	416
- In more than 12 months	12	-	-	53	65
	151	221	56	53	481
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

Annual Report 2014	283

Financial statements

Conduct remediation

The amounts in respect of conduct remediation comprise the estimated cost of making redress payments, including related costs, with respect to the past sales of products. In calculating the conduct remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims, of those, the number that will be upheld, and the estimated average settlement per case. Sensitivities relating to the provision for conduct remediation can be found in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1.

(i) Payment Protection Insurance (‘PPI’)

The provision for conduct remediation in respect of PPI represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are as follows:

>	Claim volumes – the estimated number of customer complaints received;
>	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favour of the customer; and
>	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

>	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future;
>	Actual claims activity registered to date;
>	The level of redress paid to customers, together with a forecast of how this is likely to change over time;
>	The impact on complaints levels of proactive customer contact; and
>	The effect of media coverage on the issue.

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

The table below sets out the key drivers of the provision balance and forecast assumptions used in calculating the provision, as well as the sensitivity of the provision to changes in the assumptions.

	Cumulative to 31 December 2014	Future expected (unaudited)	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	807	147	25,000 = £12m
Outbound contact (‘000)	335	-	25,000 = £25m
Outbound contact completion	100%	-	-
Response rate to outbound contact	31%	31%	1% = £1m
Average uphold rate per claim(2)	78%	70%	1% = £3m
Average redress per claim	£1,908	£1,443	£100 = £6m

    (1) Excludes invalid claims where the complainant has not held a PPI policy.

    (2) Claims include inbound and responses to outbound contact.

Number of PPI claims outstanding

Movements in the number of PPI claims outstanding during the years ended 31 December 2014, 2013 and 2012 were as follows:

	2014 ‘000	2013 ‘000	2012 ‘000
Outstanding at 1 January	14	31	1
Complaints received(1)	246	363	437
Complaints rejected as invalid(2)	(194)	(298)	(258)
Complaints closed - upheld	(46)	(82)	(149)
Outstanding at 31 December	20	14	31
(1)	Includes complaints that were deemed invalid, as there is no record of a relevant PPI policy being held by the customer.
(2)

The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims upheld or rejected above reflect the results of any appeals.

2014 compared with 2013

During 2014, the volume of PPI complaints decreased at a slower rate than in 2013. The provision was reassessed in light of this. A review of recent claims activity indicated that claims are expected to continue for longer than originally anticipated. As a result, the provision was increased by £95m. Monthly PPI redress costs, including related costs, including pro-active customer contact, decreased to an average of £11m per month in 2014, compared to a monthly average of £18m in 2013. Excluding pro-active customer contact, the average monthly redress costs in the fourth quarter of 2014 were £7m. The high proportion of invalid complaints also continued.

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

284	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

(ii) Other products

A provision for conduct remediation has also been recognised in respect of other products. The disclosures that follow with respect to these products reflect the fact that they are individually less significant than PPI.

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

Wealth and investment products

During 2012, the FCA (formerly known as the FSA) undertook an industry-wide thematic review of the sale of investment products, and subsequently sales of premium investment funds. The FCA’s review included Santander UK, and identified shortcomings in the collection of customer information and risk profile alignment, and concerns about product suitability, fees and charges. As a result, Santander UK initiated customer contact exercises to provide appropriate redress to customers who had suffered detriment. The redress methodology for remaining phases is under discussion with the FCA. A provision has been recognised in respect of the above sales for redress payments and related costs. At 31 December 2014, the provision was £127m (2013: £110m). The provision was increased by £45m in the year, predominantly in relation to the customer contact exercise.

Interest rate hedging products

In 2012, the FCA identified material failings in the sale of interest rate derivatives to some small and medium sized businesses at the four largest UK banks. The FCA did not identify any mis-selling issues with Santander UK. However, in order to ensure that customers are treated consistently, the FCA requested seven other UK banks (including Santander UK) to undertake a review of the sales of interest rate hedging products to SMEs since 2001.

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

The issue continues to be managed down and a modest provision was released in 2014.

Card Protection Plan

In August 2013, the FCA announced that Card Protection Plan Limited (‘CPP’) and 13 banks and credit card issuers, including the Santander UK group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. CPP wrote to affected policyholders to confirm the details of the proposed scheme, which was subsequently approved by a policyholder vote and by the High Court of England and Wales.

A provision was recognised based on the proposed compensation scheme for sales and renewals made from 2005 onwards and operational costs associated with the contact exercise that commenced in the first half of 2014 and customer complaint handling costs. The compensation scheme has now been implemented and the conduct issue has been closed, with only exceptional claims remaining.

Annual Report 2014	285

Financial statements

Regulatory-related

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

Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The interest on the borrowings with HM Treasury, which are approximately £16bn, are assessed at the higher of 12 month LIBOR plus 100 basis points and the relevant gilt rate published by the Debt Management Office.

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS will recover any shortfall of the principal by levying the deposit-taking sector in instalments. The first instalment was as expected, in scheme year 2013/14, and the Santander UK group made capital contributions in August 2013 and August 2014.

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

For the year ended 31 December 2014, the Santander UK group charged £91m (2013: £88m) to the income statement in respect of the costs of the FSCS. The charge includes the effect of adjustments to provisions made in prior years as a result of more accurate information now being available.

During 2014, Santander UK adopted IFRIC 21 which provides guidance on accounting for the liability to pay a government imposed levy, as described in Note 1. The adoption of IFRIC 21 changed the accounting for the FSCS. IFRIC 21 has been applied retrospectively. The impact of applying IFRIC 21 at 1 January 2014 was to increase retained earnings by £70m, increase deferred tax liabilities by £19m, and to reduce provisions by £89m.

(ii) UK Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain ‘protected deposits’ (for example those protected under the FSCS); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; FSCS liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the UK Bank Levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities.

It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the PRA definition); and repo liabilities secured against sovereign and supranational debt.

During 2014 a rate of 0.156% was applied (2013: 0.130%). Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable liabilities.

The cost of the UK Bank Levy for 2014 was £74m (2013: £59m). The Santander UK group paid £65m in 2014 (2013: £49m) and provided for a liability of £40m at 31 December 2014 (2013: £31m). The accounting for the UK Bank Levy was not affected by the adoption of IFRIC 21, described in Note 1.

Other

Other provisions principally comprise amounts in respect of vacant property costs, litigation and related expenses, and restructuring expenses. Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market. During 2014, the provision was increased by £55m reflecting additional costs of the ongoing branch de-duplication programme.

286	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

36. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Assets/(liabilities)
Funded defined benefit pension scheme	315	118	311	110
Funded defined benefit pension scheme	(159)	(632)	(159)	(630)
Unfunded defined benefit pension scheme	(40)	(40)	(40)	(40)
Total net assets/(liabilities)	116	(554)	112	(560)
Remeasurement gains/(losses) recognised in other comprehensive income during the year were as follows:
		Group
		2014 £m	2013 £m	2012 £m
Remeasurement of defined benefit schemes		(132)	564	183

a) Defined contribution pension schemes

The Santander UK group operates a number of defined contribution pension schemes. The assets of the defined contribution pension schemes are held and administered separately from those of the Santander UK group. The Santander Retirement Plan, an occupational defined contribution scheme, is the plan into which eligible employees are enrolled automatically. The assets of the Santander Retirement Plan are held in separate trustee-administered funds. The defined contribution section of the Alliance & Leicester Pension Scheme was closed to new members employed from 29 May 2010, and was merged on a segregated basis with the Santander (UK) Group Pension Scheme on 1 July 2012.

An expense of £52m (2013: £38m, 2012: £34m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2014, 2013 and 2012.

b) Defined benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main pension scheme is the Santander (UK) Group Pension Scheme, formerly the Abbey National Group Pension scheme. The Abbey National Amalgamated Pension Fund, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Alliance & Leicester Pension Scheme were merged into the Santander (UK) Group Pension scheme on a segregated basis on 1 July 2012. The scheme covers 23% (2013: 24%) of the Santander UK group’s employees, and is a closed funded defined benefit scheme. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

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

Formal actuarial valuation of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally-qualified actuaries and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation for the Santander (UK) Group Pension scheme at 31 March 2013 was finalised in June 2014.

The assets of the funded plans are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the schemes remains under regular review. Investment decisions are delegated by the Santander (UK) Group Pension Scheme Trustees to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by seven Trustee directors, four appointed by Santander UK plc and three by Santander (UK) Group Pension Trustee Limited. The Trustee directors’ principal duty, within the investment powers delegated to them is to act in the best interest of the members of the Santander (UK) Group Pension Trustee. Ultimate responsibility for investment strategy rests with the Trustees of the schemes who are required under the Pensions Act 2004 to prepare a statement of investment principles.

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

>	To limit the risk of the assets failing to meet the liabilities, over the long term and on a shorter-term basis as required by prevailing legislation; and
>	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

Annual Report 2014	287

Financial statements

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

Interest rate risk	A decrease in the bond interest rate will increase the scheme liability; however this will be partially offset by an increase in the value of the scheme’s debt investments.

Longevity risk

The present value of the defined benefit scheme liability is calculated by reference to the best estimate of the mortality of scheme participants both during and after their employment. An increase in life expectancy of the scheme participants will increase the scheme’s liability as benefits will be paid for longer.

Salary risk

The present value of the defined benefit scheme’s liability is calculated by reference to the future salaries of scheme participants. As such, an increase in the salary of the scheme participants will increase the scheme’s liability. This risk has been minimised by the introduction of a salary increase cap of 1% p.a. from 1 March 2015.

Inflation risk	An increase in inflation rate will increase the scheme liability as benefits will increase more quickly, accompanied by an expected increase in the return on the scheme’s investments.

The Santander UK group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.

The total amount charged/(credited) to the income statement, including any amounts classified as redundancy costs and in discontinued operations was as follows:

	Group
	2014 £m	2013 £m	2012 £m
Net interest expense/(income)	13	1	(12)
Current service cost	34	38	38
Past service credit	(230)	-	-
Administration costs	7	9	8
	(176)	48	34

Following a review of the Santander UK Group pension scheme, pension arrangements for colleagues in that scheme were amended through the introduction of a cap on pensionable pay increases by 1% per annum from 1 March 2015. The impact of this change was a reduction in the defined benefit obligation of £230m, partially offset by one off contribution to the defined contribution scheme for affected member of £10m and implementation costs of £2m. Consequently, a net gain of £218m was recognised in the income statement during the year as set out in Note 6.

The amounts recognised in other comprehensive income for each of the five years indicated were as follows:

	Group
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Return on plan assets (excluding amounts included in net interest expense)	(1,048)	(135)	(117)	(105)	(235)
Actuarial gains arising from changes in demographic assumptions	129	21	-	-	-
Actuarial gains/(losses) arising from experience adjustments	59	22	(28)	136	(76)
Actuarial gains arising from changes in financial assumptions	728	656	328	6	283
Remeasurement of defined benefit pension schemes	(132)	564	183	37	(28)
The net (liability)/asset recognised in the balance sheet was determined as follows:
	Group
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Present value of defined benefit obligation	(9,314)	(8,432)	(7,554)	(7,072)	(6,729)
Fair value of plan assets	9,430	7,878	7,503	7,097	6,556
Net defined benefit asset/(obligation)	116	(554)	(51)	25	(173)

	Company
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Present value of defined benefit obligation	(9,299)	(8,420)	(7,542)	(7,061)	(6,718)
Fair value of plan assets	9,411	7,860	7,487	7,082	6,541
Net defined benefit asset/(obligation)	112	(560)	(55)	21	(177)

288	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

Movements in the present value of defined benefit obligations during the year were as follows:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Balance at 1 January	(8,432)	(7,554)	(8,420)	(7,542)
Current service cost	(25)	(29)	(25)	(29)
Current service cost paid by fellow Banco Santander group subsidiaries	(9)	(9)	(9)	(9)
Interest cost	(367)	(336)	(366)	(336)
Employer salary sacrifice contributions	(7)	(5)	(9)	(5)
Past service cost	230	-	230	(1)
Remeasurement gains/(losses):
- Actuarial losses arising from changes in demographic assumptions	(127)	(21)	(126)	(21)
- Actuarial losses arising from experience adjustments	(59)	(22)	(58)	(22)
- Actuarial losses arising from changes in financial assumptions	(728)	(656)	(728)	(656)
Actual benefit payments	212	200	212	201
Balance at 31 December	(9,314)	(8,432)	(9,299)	(8,420)
Movements in the fair value of scheme assets during the year were as follows:
	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Balance at 1 January	7,878	7,503	7,860	7,487
Interest income	354	335	353	335
Remeasurement gains:
- Return on plan assets (excluding amounts included in net interest expense)	1,048	135	1,048	137
Contributions paid	360	105	360	102
Contributions paid by fellow Banco Santander group subsidiaries	9	9	9	9
Administration costs	(7)	(9)	(7)	(9)
Actual benefit payments	(212)	(200)	(212)	(201)
Balance at 31 December	9,430	7,878	9,411	7,860

Costs of £7m (2013: £8m, 2012: £8m) and £7m (2013: £8m, 2012: £8m) associated with the management of scheme assets have been deducted from the interest income on plan assets for the Santander UK group and the Company, respectively.

The following tables provide information on the composition and fair value of the plan assets at 31 December 2014 and 2013.

31 December 2014					Group
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	490	5	9	-	499	5
Overseas equities	1,621	17	70	1	1,691	18
Corporate bonds	2,482	26	3	-	2,485	26
Government fixed interest bonds	196	2	2	-	198	2
Government index linked bonds	2,580	28	-	-	2,580	28
Property	-	-	1,124	12	1,124	12
Cash	-	-	257	3	257	3
Other	3	-	593	6	596	6
	7,372	78	2,058	22	9,430	100

31 December 2013
UK equities	326	4	5	-	331	4
Overseas equities	1,587	20	8	-	1,595	20
Corporate bonds	2,415	31	-	-	2,415	31
Government fixed interest bonds	208	3	-	-	208	3
Government index linked bonds	2,056	26	-	-	2,056	26
Property	-	-	828	11	828	11
Cash	-	-	207	2	207	2
Other	11	-	227	3	238	3
	6,603	84	1,275	16	7,878	100

31 December 2014					Company
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	490	5	6	-	496	5
Overseas equities	1,621	17	67	1	1,688	18
Corporate bonds	2,482	26	-	-	2,482	26
Government Fixed Interest	196	2	-	-	196	2
Government Index Linked	2,580	28	-	-	2,580	28
Property	-	-	1,117	12	1,117	12
Cash	-	-	256	3	256	3
Other	3	-	593	6	596	6
	7,372	78	2,039	22	9,411	100

Annual Report 2014	289

Financial statements

31 December 2013					Company
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	322	4	5	-	327	4
Overseas equities	1,584	20	8	-	1,592	20
Corporate bonds	2,412	31	-	-	2,412	31
Government Fixed Interest	206	3	-	-	206	3
Government Index Linked	2,056	26	-	-	2,056	26
Property	-	-	828	11	828	11
Cash	-	-	206	2	206	2
Other	11	-	222	3	233	3
	6,591	84	1,269	16	7,860	100

Plan assets are stated at fair value based upon quoted prices in active markets with the exception of property funds and those classified under ‘Other’. The ‘Other’ category consists of asset-backed securities, annuities, funds (including private equity funds) and derivatives that are used to protect against exchange rate, equity market, inflation and interest rate movements. The property funds were valued using market valuations prepared by an independent expert. Of the assets in the ‘Other’ category, investments in absolute return funds and foreign exchange, equity and interest rate derivatives were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by scheme actuaries based on the liabilities insured.

The actual gains on scheme assets for the Santander UK group and the Company were £1,402m (2013: £463m, 2012: £467m) and £1,401m (2013: £463m, 2012: £466m), respectively.

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2014 and 2013. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

The investment policy and performance of the scheme is monitored regularly by Santander UK plc and the Santander (CF) Trustee to ensure that the risk and return profile of investments meets objectives. Any changes to the investment policy are agreed with the Santander (UK) Group Pension Scheme Trustee and documented in the Statement of Investment Policy for the Common Investment Fund.

The strategic asset allocation target is an asset mix based on 25% quoted equities, 50% debt instruments (including gilts, index-linked gilts, and corporate bonds) and 25% property and alternatives. A strategy is in place to manage interest rate and inflation risk relating to the liabilities. At 31 December 2014, the Santander (UK) Group Pension Scheme held interest rate swaps with a gross notional value of £980m (2013: £997m) and inflation swaps with a gross notional value of £1,048m (2013: £1,031m) for the purposes of liability matching.

Funding

In June 2014 in compliance with the Pensions Act 2004, the trustees and the Santander UK group agreed to a new recovery plan (the Defined Benefit Deficit Repair Plan) and schedule of contributions following the finalisation of the 31 March 2013 actuarial valuation. The funding target for this actuarial valuation is for the schemes to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with terms of the trustee agreement, the Santander UK group contributed £321m (2013: £64m) to the schemes in the year, of which £284m was in respect of agreed deficit contributions from 1 July 2014 to 31 March 2016. The agreed schedule of the Santander UK group’s remaining contributions to the schemes comprises contributions of £101m in 2016 and £140m each year from 2017 increasing by 5% to 31 March 2023.

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	Group and Company
	2014%	2013%	2012%
To determine benefit obligations:
- Discount rate for scheme liabilities	3.6	4.5	4.5
- General price inflation	3.0	3.4	2.9
- General salary increase	1.0	3.4	2.9
- Expected rate of pension increase	2.8	3.2	2.8

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
- Males	27.9	29.0	28.9
- Females	30.3	29.6	29.5
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	30.2	31.4	31.3
- Females	32.3	31.2	31.1

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

290	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

As part of the latest actuarial valuation, the trustees commissioned an independent analysis of the Santander (UK) Group Pension Scheme’s actual mortality experience and expected mortality experience based on postcode, pension size, type of retirement and gender. This review determined that a different adjustment to the Continuous Mortality Investigation Table S1 Light should be applied for male and female members of the scheme to reflect the expected differences in life expectancy of each group. The adjustment adopted was a loading for the probability of death of 116% for male members and 98% for female members (2013 & 2012: 103% for both male and female members).

Allowance was then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for male and 1.25% for female members (2013 & 2012: Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for males and 1% for females). The assumptions at 31 December 2014 are the same as those used by the scheme actuary in his “neutral” assessment of the scheme at the latest actuarial valuation date.

These combined changes have led to a 1.1 year decrease in assumed male life expectancy and a 0.7 year increase in female life expectancy. The table above shows that a participant retiring at age 60 at 31 December 2014 is assumed to live for, on average, 27.9 years in the case of a male and 30.3 years in the case of a female member. In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.

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

		Increase/(decrease)
		2014 £m	2013 £m
Discount rate	Change in pension obligation at year end from a 25 bps increase	(420)	(442)
	Change in pension cost for the year from a 25 bps increase	(19)	(19)

General price inflation	Change in pension obligation at year end from a 25 bps increase	307	290
	Change in pension cost for the year from a 25 bps increase	13	15

General salary increase	Change in pension obligation at year end from a 25 bps increase	n/a	33

Mortality	Change in pension obligation at year end from each additional year of longevity assumed	226	176

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

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m
2015	225
2016	240
2017	256
2018	274
2019	292
Five years ending 2024	1,791

The average duration of the defined benefit obligation at 31 December 2014 was 20.2 years (2013: 20.3 years) and comprised:

	2014 years	2013 years
Active members	25.9	25.6
Deferred members	24.9	25.5
Retired members	13.9	14.0

Annual Report 2014	291

Financial statements

37. CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Guarantees given to by Santander UK plc to its subsidiaries	-	-	93,481	92,002
Guarantees given to third parties	1,825	1,355	1,514	973
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	6,692	2,672	5,457	3,677
- More than one year	26,142	26,008	6,448	7,431
Other contingent liabilities	1	8	1	8
	34,660	30,043	106,901	104,091

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Guarantees given by Santander UK plc to its subsidiaries

Santander UK plc has fully unconditionally guaranteed the obligations of each of Abbey National Treasury Services plc, Abbey Stockbrokers Limited and Cater Allen Limited, all of which are wholly owned subsidiaries of Santander UK plc that have been or will be incurred before 30 June 2015. In addition, Santander UK plc has fully and unconditionally guaranteed the deposit obligations of Abbey National International Limited, a wholly owned subsidiary of Santander UK plc that has been or will be incurred before 30 June 2015. From 31 March 2014, Santander UK plc withdrew the availability of guaranteed deposits from new customers of Abbey National International Limited.

Capital Support Deed

The Company, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the PRA’s rules. Under the PRA’s rules, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. From 1 January 2014, the applicable PRA rules were replaced by Article 113 (6) of CRR.

Defined Liquidity Group liquidity facility

Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited are party to a defined liquidity group liquidity facility agreement dated 28 May 2010 (the ‘DLG Facility Agreement’). The DLG Facility Agreement supports a defined liquidity group for the purposes of the PRA’s rules. The PRA’s rules permit a member of a defined liquidity group to rely on the liquid resources of other members of the defined liquidity group to comply with the PRA’s liquidity adequacy requirements. Under the DLG Facility Agreement, each party agrees to lend, subject to certain conditions and limitations, its excess liquidity to each other party.

Guarantees given to third parties

Guarantees given to third parties consist primarily of letters of credit, bonds and guarantees granted as part of normal product facilities which are offered to customers.

Formal standby facilities, credit lines and other commitments

Standby facilities, credit lines and other commitments are also granted as part of normal product facilities which are offered to customers. Retail facilities comprise undrawn facilities granted on flexible mortgages, bank overdrafts and credit cards. On flexible mortgages, the credit limit is set at the point of granting the loan through property value and affordability assessments.

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

FSCS

As described in Note 35, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. The EU’s Recovery and Resolution Directive includes a requirement to pre-fund national resolution funds. The quantification and timing of any additional levy as a result of the pre-funding have yet to be determined and hence, although the Santander UK group’s share could be significant, no provision has yet been recognised.

Mortgage representations and warranties

In connection with the residential mortgage securitisations, and covered bond transactions described in Note 19, Santander UK makes representations and warranties relating to the mortgage loans sold as of the date of such sale which cover, among other things:

>	The Santander UK group’s ownership of the loan.
>	The validity of any legal charge securing the loan.
>	The effectiveness of title insurance on any property securing the loan.
>	The loan’s compliance with any applicable loan criteria established under the transaction structure.
>	The loan’s compliance with applicable laws.
>	Whether the mortgage property was occupied by the borrower.
>	Whether the mortgage loan was originated in conformity with the originator’s lending criteria.
>	The detailed data concerning the mortgage loan that was included on the mortgage loan schedule.

292	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

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

Market conditions and credit-rating agency requirements may also affect representations and warranties the Santander UK group may agree to make upon the sale of the mortgage loans. Details of the outstanding balances under mortgage-backed securitisation transactions sponsored by the Santander UK group’s structured entities are described in Note 19. These outstanding transactions are collateralised by prime residential mortgage loans.

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

Regulatory

The Santander UK group engages in discussion, and co-operates, with the FCA in their supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FCA’s general thematic work and in relation to specific products and services. The position is monitored with particular reference to those reviews currently in progress and where greater clarity can now be ascertained as to the eventual outcome.

Consumer credit

Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations. Claims brought by customers in relation to potential breaches of these requirements could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. It is not possible to provide any meaningful estimate or range of the possible cost.

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

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 40.

Other off-balance sheet commitments

The Santander UK group has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk Review.

Operating lease commitments

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	67	80	57	69
- Later than 1 year but no later than 5 years	227	260	192	222
- Later than 5 years	112	223	80	179
	406	563	329	470

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

	Group
	2014 £m	2013 £m	2012 £m
In respect of minimum rentals	67	61	75
Less: sub-lease rentals	-	-	-
	67	61	75

Included in the above Santander UK group rental expense was £nil (2013: £4m) relating to contingent rent expense.

Annual Report 2014	293

Financial statements

38. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	Group and Company
	2014 £m	2013 £m
Ordinary share capital	3,105	3,105
£300m fixed/floating rate non-cumulative callable preference shares	35	300
£300m Step-up Callable Perpetual Reserve Capital Instruments	297	297
£300m Step-up Callable Perpetual Preferred Securities	7	7
£500m Perpetual Capital Securities	500	-
£300m Perpetual Capital Securities	300	-
	4,244	3,709

a) Share capital

					Group and Company
Issued and fully paid share capital	Ordinary shares of £0.10 each		£300m Preference shares of £1,000 each		£325m Preference shares of £1 each		Total £m
	No.	£m	No.	£m	No.	£m	£m
At 1 January 2013 and 31 December 2013	31,051,768,866	3,105	300,002	300	325,000,000	325	3,730
Repurchase of preference shares	-	-	(265,069)	(265)	-	-	(265)
At 31 December 2014	31,051,768,866	3,105	34,933	35	325,000,000	325	3,465

	Group and Company
Share premium	2014 £m	2013 £m
At 1 January and 31 December	5,620	5,620

The Company has one class of ordinary shares which carries no right to fixed income. The Company’s £325m sterling preference shares are classified as Subordinated Liabilities as described in Note 33.

£300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares

The preference shares entitle the holders to a fixed non-cumulative dividend, at the discretion of Santander UK plc, of 6.22% per annum payable annually from 24 May 2010 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of Santander UK plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the PRA.

As part of a capital management exercise, 88% of the preference shares were purchased in the market on 16 December 2014.

b) Other equity instruments

£300m Step-up Callable Perpetual Reserve Capital Instruments

The £300 million Step-up Callable Perpetual Reserve Capital Instruments were issued in 2001 by Santander UK plc. Reserve Capital Instruments are redeemable by Santander UK plc on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the PRA and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met. The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five-year benchmark gilt rate. Interest payments may be deferred by Santander UK plc. The Reserve Capital Instruments are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed. Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Reserve Capital Instruments and Tier One Preferred Income Capital Securities. The Reserve Capital Instruments are unsecured securities of Santander UK plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding loan capital of Santander UK plc. Upon the winding up of Santander UK plc, holders of Reserve Capital Instruments will rank pari passu with the holders of the most senior class(es) of preference shares (if any) of Santander UK plc then in issue and in priority to all other Santander UK plc shareholders.

£300m Step-up Callable Perpetual Preferred Securities

The £300m Step-up Callable Perpetual Preferred Securities are perpetual securities and pay a coupon on 22 March each year. At each payment date, Santander UK plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Santander UK plc may not pay a dividend on any share until it next makes a coupon payment (including payment of any deferred coupons). Santander UK plc can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The Perpetual Preferred securities are redeemable at the option of Santander UK plc on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the PRA.

£500m Perpetual Capital Securities

On 24 June 2014, the Company issued £500m Perpetual Capital Securities to its immediate parent company, Santander UK Group Holdings Limited. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 6.475% per annum until 24 June 2019; thereafter, the distribution rate resets every five years to a rate 4.291% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 June 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA. In turn, Santander UK Group Holdings Limited issued a similar security. The issuance was 100% subscribed by Banco Santander, S.A..

294	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

£300m Perpetual Capital Securities

On 2 December 2014, the Company issued £300m Perpetual Capital Securities to its immediate parent company, Santander UK Group Holdings Limited. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.60% per annum until 24 December 2019; thereafter, the distribution rate resets every five years to a rate 6.066% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 December 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA. In turn, Santander UK Group Holdings Limited issued a similar security. The issuance was 100% subscribed by Banco Santander, S.A..

39. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2014 £m	2013(1) £m	2012(1) £m	2014 £m	2013(1) £m	2012(1) £m
Profit/(loss) for the year	1,110	890	943	1,346	225	(756)
Non-cash items included in net profit:
Depreciation and amortisation	482	248	241	437	205	187
Amortisation of (discounts)/premiums on debt securities	(22)	55	18	(22)	10	-
Provisions for liabilities and charges	416	215	434	379	87	413
Impairment losses	369	576	1,053	348	2,413	860
Corporation tax charge	289	211	271	302	65	337
Other non-cash items	(24)	284	(535)	698	(383)	(771)
Pension (credit)/charge for defined benefit pension schemes	(204)	29	29	24	27	27
	2,416	2,508	2,454	3,512	2,649	297
Changes in operating assets and liabilities:		-
Net change in cash and balances held at central banks	(3)	(112)	(8)	(3)	(98)	(1)
Net change in trading assets	(4,989)	(251)	(2,789)	-	-	-
Net change in derivative assets	(2,972)	10,097	634	(951)	2,438	1,102
Net change in financial assets designated at fair value	(133)	1,064	1,194	(82)	43	1
Net change in loans and advances to banks and customers	(3,559)	5,681	8,580	52,158	19,871	854
Net change in other assets	(6)	1,137	729	(293)	193	490
Net change in deposits by banks and customers	6,565	(3,002)	(484)	(97,772)	(3,399)	11,222
Net change in derivative liabilities	3,869	(9,998)	(319)	351	(248)	845
Net change in trading liabilities	(5,942)	(21)	(4,629)	-	-	-
Net change in financial liabilities designated at fair value	240	(38)	(21)	-	-	-
Net change in debt securities in issue	310	(1,416)	2,332	-	(3)	(1)
Net change in other liabilities	(593)	(1,481)	(1,457)	(1,020)	(1,164)	(1,672)
Effects of exchange rate differences	(613)	702	(1,961)	66	(182)	(530)
Net cash flow (used in)/from operating activities before tax	(5,410)	4,870	4,255	(44,034)	20,100	12,607
Corporation tax paid	(149)	(118)	(231)	(59)	(87)	(149)
Net cash flow (used in)/from operating activities	(5,559)	4,752	4,024	(44,093)	20,013	12,458

    (1) Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

b) Analysis of the balances of cash and cash equivalents in the balance sheet

		Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Cash and balances at central banks	22,562	26,374	18,102	21,399
Less: regulatory minimum cash balances (See Note 13)	(318)	(315)	(281)	(277)
	22,244	26,059	17,821	21,122
Net trading other cash equivalents	3,966	9,853	-	-
Net non-trading other cash equivalents	1,153	1,267	4,214	49,795
Cash and cash equivalents	27,363	37,179	22,035	70,917

Cash and cash equivalents decreased in 2014 primarily due to the revision of the legal agreements for intercompany funding arrangements between the Company and Abbey National Treasury Services plc as a result of which only trades that generate the actual net funding requirement are reported, as disclosed in Notes 17 and 28. The effect of this change on the Company was to reduce intercompany balances in 2014, including intercompany loans that qualified as cash equivalents, thereby reducing the Company’s cash and cash equivalents balance, as well as loans and advances to banks and deposits by banks and hence cash flows from operating activities.

c) Sale of subsidiaries, associated undertakings and businesses, and discontinued operations

In 2013, Santander UK plc sold its co-brand credit cards business for cash consideration of £660m. The net assets disposed of consisted of loans to customers of £670m. In 2014, the net cash flows attributable to the operating activities of discontinued operations were £nil (2013: £5m outflow, 2012: £115m inflow). There were no net cash flows attributable to the investing and financing activities of discontinued operations in 2014, 2013 or 2012.

Annual Report 2014	295

Financial statements

40. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
On balance sheet:
Treasury bills and other eligible securities	8,023	6,316	-	-
Cash	3,072	2,306	88	84
Loans and advances to customers - securitisations and covered bonds (See Note 19)	53,370	57,575	-	-
Loans and advances to customers	3,482	172	3,482	172
Debt securities	1,615	1,746	6,172	6,221
Equity securities	4,032	329	-	-
	73,594	68,444	9,742	6,477
Off balance sheet:
Treasury bills and other eligible securities	17,476	22,753	2,169	100
Debt securities	177	996	1,730	1,562
Equity securities	1,333	95	-	-
	18,986	23,844	3,899	1,662

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2014 was £21,855m (2013: £28,643m), of which £(7,765)m (2013: £(8,400)m) were classified within ‘loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

As described in Note 19, Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2014, £1,789m (2013: £1,213m) of loans were so assigned by the Santander UK group.

A subsidiary of the Company has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2014, the pool of ring-fenced residential mortgages for the covered bond programme was £25,598m (2013: £21,215m).

At 31 December 2014, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £32,373m (2013: £37,247m), including gross issuance of £4,023m (2013: £2,962m) and redemptions of £8,440m (2013: £9,917m). At 31 December 2014, a total of £14,373m (2013: £14,599m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £6,444m at 31 December 2014 (2013: £7,559m), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £22,048m at 31 December 2014 (2013: £12,164m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2014, £3,072m (2013: £2,306m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table above.

296	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

b) Collateral accepted as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
On balance sheet:
Trading liabilities	1,905	1,841	-	-
Deposits by banks	1,701	1,671	1,002	846
	3,606	3,512	1,002	846
Off balance sheet:
Trading liabilities	24,207	23,687	4,741	2,174
Deposits by banks	-	61	-	-
	24,207	23,748	4,741	2,174

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2014, the fair value of such collateral received was £6,956m (2013: £14,408m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £17,251m at 31 December 2014 (2013: £9,340m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2014, £3,606m (2013: £3,512m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit Risk’ section of the Risk Review.

41. SHARE-BASED COMPENSATION

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

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the year for liabilities arising from share-based payment transactions was £10m (2013: £5.5m), none of which had vested at 31 December 2014 (2013: nil). Cash received from the exercise of share options was £1m (2013: £nil, 2012: £nil).

The main schemes are:

a) Sharesave Schemes

The Santander UK group launched its seventh HM Revenue & Customs approved Sharesave Scheme under Banco Santander, S.A. ownership in September 2014. The first six Sharesave Schemes were launched each year from 2008 to 2013 in the month of September under broadly similar terms as the 2014 Scheme. Under these previous schemes, eligible employees may enter into contracts to save between £5 and £250 per month. After an increase to HMRC allowable savings, under the 2014 scheme, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the expiry of a fixed term of three or five years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander, S.A. at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander, S.A. shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander, S.A. group. Participants in the scheme have six months from the date of vest in which the option can be exercised.

Annual Report 2014	297

Financial statements

The fair value of each Sharesave option for 2014, 2013 and 2012 has been estimated at the date of acquisition or grant using a Partial Differentiation Equation model with the following assumptions:

	2014	2013	2012
Risk free interest rate	1.56%-1.97%	1.2%-1.7%	0.73%-1.04%
Dividend yield/growth	10.16%-10.82%	16%-19%	16%-17%
Expected volatility of underlying shares based upon implied volatility to the maturity date of each scheme	24.16%-24.51%	32.15%-32.32%	38.62%-39.41%
Expected lives of options granted under 3 and 5 year schemes	3 & 5 years	3 & 5 years	3 & 5 years

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

	Number of options	Weighted average exercise price
	‘000s	£
2014
Options outstanding at the start of the year	15,895	3.98
Options granted during the year	6,745	4.91
Options exercised during the year	(1,375)	4.36
Options forfeited during the year	(2,143)	4.85
Options outstanding at the end of the year	19,122	4.19
Options exercisable at the end of the year	517	5.28
2013
Options outstanding at the start of the year	14,802	4.23
Options granted during the year	4,340	3.69
Options exercised during the year	(78)	4.02
Options forfeited during the year	(3,169)	4.72
Options outstanding at the end of the year	15,895	3.98
Options exercisable at the end of the year	609	7.22
2012
Options outstanding at the start of the year	11,261	5.37
Options granted during the year	10,012	3.66
Options exercised during the year	(3)	4.56
Options forfeited during the year	(6,468)	5.34
Options outstanding at the end of the year	14,802	4.23
Options exercisable at the end of the year	592	7.22
The weighted average grant-date fair value of options granted under the Employee Sharesave scheme during the year was £0.56 (2013: £0.39, 2012: £0.42). The weighted average share price at the date the share options were exercised was £5.59 (2013: £5.17, 2012: £4.84).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2014 and 2013.

	Options outstanding
Range of exercise prices	Weighted average remaining contractual life years	Weighted average exercise price £
2014
Between £3 and £4	2	3.67
Between £4 and £5	3	4.85
Between £6 and £7	1	6.46
Between £7 and £8	-	-
2013
Between £3 and £4	3	3.67
Between £4 and £5	2	4.46
Between £6 and £7	1	6.46
Between £7 and £8	1	7.56

b) Long-Term Incentive Plan (‘LTIP’)

A new LTIP was introduced in 2014 under which conditional cash awards were made to certain Executive Directors, Key Management Personnel and other nominated individuals (all of whom were designated as Code Staff employees) which are converted into shares in Banco Santander, S.A. at the time of vesting. Under the LTIPs granted on 1 July 2011, 1 July 2010, and 1 July 2009, (known as Incentivos Largo Plazo (‘ILP’) 14, 13 and 12) certain Executive Directors, Key Management Personnel (as defined in Note 42) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. No LTIPs were introduced in 2012 or 2013.

The LTIP plans prior to 2014 involved successive three-year cycles of share deliveries to the beneficiaries. The LTIP granted in 2014 involves a one-year performance cycle. Beneficiaries were allocated an initial award determined in GBP which was converted into shares in Banco Santander, S.A. at the time of vesting, in January 2015. The 2014 LTIP vested at 100% based on Banco Santander, S.A.’s relative TSR performance in 2014 versus a comparator group.

298	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

For each cycle of the LTIP plans prior to 2014, a maximum number of shares was established for each beneficiary who remains in the Santander UK group’s employment for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered under those LTIP’s are defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and are linked to Banco Santander, S.A.’s Total Shareholder Return (‘TSR’). The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle, and the shares will be delivered within a maximum period of seven months from the end of the cycle. For the 2014 LTIP, the vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander, S.A.’s continuing relative TSR performance to comparators and continuing employment.

For the LTIP plans prior to 2014, the percentage of shares to be delivered is based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions:

	ILP12 and ILP13	ILP14
Banco Santander, S.A.’s place in the TSR ranking	%	%
1st to 5th	100.0	100.0
6th	82.5	86.0
7th	65.0	72.0
8th	47.5	58.0
9th	30.0	44.0
10th	-	30.0
11th and below	-	-

Any benchmark group entity that is acquired by another company, or whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that the maximum percentage of shares will be delivered if Banco Santander, S.A. ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Banco Santander, S.A. ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Banco Santander, S.A. is placed at the median. Linear interpolation will be used for calculating the corresponding percentage for positions between the median and the first quartile.

Plans ILP12, ILP13 and ILP14 matured in 2012, 2013 and 2014, respectively. As established in the plans, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which each plan was tied and, since they fell short of the maximum number established, the unearned options were cancelled. The fair value of each award under the LTIPs has been estimated at the date of acquisition or grant using the same methodology used to value the Sharesave options.

The following table summarises the movement in the number of conditional share awards in ILP13 and ILP14 during 2014 and 2013:

ILP13 and ILP14	2014 No.	2013 No.
Conditional awards outstanding at the beginning of the year	1,536	3,628
Conditional awards exercised during the year	-	-
Conditional awards forfeited or cancelled during the year	(1,536)	(2,092)
Conditional awards outstanding at the end of the year	-	1,536

The weighted average grant-date fair value of conditional share awards granted during 2014 and 2013 was £nil. At 31 December 2014, the weighted average remaining contractual life was £nil (2013: less than one year).

The following table summarises the movement in the value of conditional awards in the 2014 LTIP during 2014:

2014 LTIP	2014 £000
Conditional awards made during the year	5,355
Conditional awards exercised during the year	-
Conditional awards forfeited or cancelled during the year	-
Conditional awards outstanding at the end of the year	5,355

In the case of 2014 LTIP, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions.

Employees will be allocated an initial award determined in GBP in 2014. However, the actual level awarded will be calculated at the beginning of 2015 and is subject to our TSR versus the following comparator group of 15 banks in 2014:

Banco Santander, S.A.’s place in the TSR ranking	Percentage of allocation to be awarded %
1st to 8th	100
9th to 12th	50
13th and below	-

Once the award has been made it will be split into three equal amounts and deferred over three years. The amount that could vest each year will depend on our ongoing TSR performance against the same comparator group of 15 banks and the award of each tranche will be subject to the following TSR ranking of the preceding years including 2014:

Banco Santander, S.A.’s place in the TSR ranking	Percentage of maximum shares in that tranche to be delivered %
1st to 4th	100
5th	87.5
6th	75
7th	62.5
8th	50
9th and below	-

See Note 42 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other individuals under the LTIP.

Annual Report 2014	299

Financial statements

c) Deferred Shares

Deferred incentive awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2014, in compliance with the PRA Remuneration Code, conditional share awards were made to Santander UK employees (either designated as Code Staff or those in the Corporate & Institutional Banking division) who are awarded an annual performance bonus over a threshold level. Such employees receive part of the bonus as a deferred award comprising 50% in shares, and 50% in cash. Any deferred awards, including those in Banco Santander, S.A. shares, are dependent on future service. Deferral of the award is over a three year period, with delivery of equal tranches of shares taking place on or around the anniversary of the initial incentive. For Code Staff, deferred awards in shares are subject to an additional one year retention period from the point of delivery.

Code Staff are required to defer either 40% or 60% of any annual bonus (40% for annual bonus of no more than £500,000, 60% for annual bonus above this amount). Non-Code Staff employees in our Corporate & Institutional Banking division are subject to a graduated system which ensures that those who receive higher value variable pay are required to defer a greater proportion of the award. Vesting of both deferred incentive awards and long-term incentive awards is subject to performance adjustment in the event of deficient performance and prudent financial control provisions in accordance with the PRA Remuneration Code. For Code Staff, any variable remuneration paid after 1 January 2015, will be subject to claw back in line with the PRA Remuneration Code.

d) Other arrangements and schemes

Partnership Shares

The Santander UK group also operates a Partnership Shares scheme for eligible employees under the Share Incentive Plan (‘SIP’) umbrella. Participants can elect to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year following an increase in HMRC allowances in 2014 from the previous £1,500 per tax year) from pre-tax salary to purchase Banco Santander, S.A. shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 1,298,089 shares were outstanding at 31 December 2014 (2013: 880,679 shares).

Closed schemes

At 31 December 2014, 86,835 shares (2013: 77,058) remained outstanding under the closed Alliance & Leicester SIP partnership share scheme. No options remained outstanding and exercisable under the closed Executive Share Option Scheme (2013: 12,000 options, with a weighted average exercise price of £4.54).

42. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

Directors’ remuneration	2014 £	2013 £	2012 £
Salaries and fees	6,697,041	6,183,203	5,799,704
Performance-related payments	5,459,000	4,800,051	4,265,082
Other taxable benefits	-	-	-
Total remuneration excluding pension contributions	12,156,041	10,983,254	10,064,786
Pension contributions	-	-	-
Compensation for loss of office	-	-	-
	12,156,041	10,983,254	10,064,786

Directors and Other Key Management Personnel remuneration
Short-term employee benefits	25,791,902	28,158,177	26,874,911
Post employment benefits	601,409	402,500	-
Other long-term benefits	-	-	-
Termination benefits	-	-	-
Share-based payments	154,506	66,411	220,904
	26,547,817	28,627,088	27,095,815

In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 41.

In 2014, the remuneration, excluding pension contributions, of the highest paid Director, was £3,515,260 (2013: £3,907,783) of which £1,782,000 (2013: £1,878,379) was performance related. There was no accrued pension benefit for the highest paid Director (2013: £nil, 2012: £nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A.. No conditional award of shares was made to the highest paid Director under the LTIP during 2014 for services to Santander UK.

300	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

b) Retirement benefits

Defined benefit pension schemes are provided to certain employees. See Note 36 for a description of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. in respect of the qualifying services to Santander UK and based on previous service with Santander UK to 31 May 2009 (2013: £nil). Ex gratia pensions paid to former Directors of Santander UK plc in 2014, which have been provided for previously, amounted to £14,893 (2013: £14,893, 2012: £14,211). In 1992, the Board decided not to award any new such ex gratia pensions.

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel (Defined as the Board of the Company and the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the course of normal banking business.

2014	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	14	3,497
Net movements in the year	(4)	271
At 31 December	10	3,768
Deposit, bank and instant access accounts and investments
At 1 January	20	6,420
Net movements in the year	(2)	10,462
At 31 December	18	16,882

2013
Secured loans, unsecured loans and overdrafts
At 1 January	16	3,833
Net movements in the year	(2)	(336)
At 31 December	14	3,497
Deposit, bank and instant access accounts and investments
At 1 January	19	6,911
Net movements in the year	1	(491)
At 31 December	20	6,420

During the year ended 31 December 2014, three Directors undertook sharedealing transactions through the Santander UK group’s execution-only stockbroker (2013: one Director) with an aggregate net value of £281,243 (2013: £701,863). Any transactions were on normal business terms and standard commission rates were payable.

In 2014 and 2013, no Director held any interest in the shares of any company within Santander UK at any time and no Director exercised or was granted any rights to subscribe for shares in any company within Santander UK. In addition, in 2014 and 2013, no Directors exercised share options over shares in Banco Santander, S.A., the ultimate parent company of the Company.

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

In 2014, loans were made to four Directors (2013: six Directors), with a principal amount of £819,949 outstanding at 31 December 2014 (2013: £61,883). In 2014, loans were made to six members of Santander UK’s Key Management Personnel (2013: eight), with a principal amount of £2,947,704 outstanding at 31 December 2014 (2013: £3,435,567).

In 2014 and 2013, there were no other transactions, arrangements or agreements with Santander UK in which Directors or Key Management Personnel or persons connected with them had a material interest. In addition, in 2014 and 2013, no Director had a material interest in any contract of significance other than a service contract with Santander UK at any time during the year.

d) Santander Long-Term Incentive Plan

In 2014, three Executive Directors (2013: none, 2012: none) and nine Other Key Management Personnel (2013: none, 2012: none) were granted conditional awards under the Santander LTIP. Under the Santander LTIPs granted on 1 July 2010 and 1 July 2009 certain Executive Directors, Key Management Personnel and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A..

In the case of the 2014 LTIP, employees were allocated an initial award determined in GBP in 2014 which was converted into shares in Banco Santander, S.A. at the time of vesting, in January 2015. The 2014 LTIP vested at 100% based on Banco Santander, S.A.’s relative TSR performance in 2014 versus a comparator group. The vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander, S.A.’s continuing relative TSR performance to comparators. 0% of the 2010 conditional award vested in July 2013 and 0% of the 2011 conditional award vested in July 2014. In 2014, no LTIP shares awarded in 2011 vested for any Director (2013: none).

Annual Report 2014	301

Financial statements

43. RELATED PARTY DISCLOSURES

a) Parent undertaking and controlling party

On 10 January 2014, the ordinary shares of Santander UK plc were transferred to a new holding company, Santander UK Group Holdings Limited which is therefore now the Company’s immediate parent. The Company’s ultimate parent and controlling party is Banco Santander, S.A., a company incorporated in Spain. The smallest and largest groups into which the Santander UK group’s results are included are the group accounts of Santander UK Group Holdings Limited and Banco Santander, S.A., respectively, copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN or on the corporate website (www.santander.co.uk).

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year end:

									Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2014 £m	2013 £m
Ultimate parent	(370)	(395)	(54)	74	98	207	2,119	2,201	(5,089)	(3,737)
Immediate parent	-	-	-	-	-	-	-	-	(250)	-
Fellow subsidiaries	(520)	(346)	(319)	867	851	717	649	328	(1,961)	(3,697)
Associates & joint ventures	(25)	(19)	(3)	-	-	4	776	788	(6)	(4)
	(915)	(760)	(376)	941	949	928	3,544	3,317	(7,306)	(7,438)
									Company
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2014 £m	2013 £m
Ultimate parent	(7)	-	(1)	83	40	51	23	16	(2,825)	(1,501)
Immediate parent	-	-	-	-	-	-	-	-	(250)	-
Subsidiaries	(3,426)	(3,705)	(2,333)	3,812	6,683	4,574	14,132	114,488	(52,067)	(156,160)
Fellow subsidiaries	(131)	(160)	(208)	510	561	492	7	42	(1,029)	(2,700)
Associates & joint ventures	-	-	-	-	-	-	-	-	-	-
	(3,564)	(3,865)	(2,542)	4,405	7,284	5,117	14,162	114,546	(56,171)	(160,361)

In 2014, the Company issued £800m Perpetual Capital Securities to its immediate parent company, Santander UK Group Holdings Limited. Details of these securities can be found in Note 38. In turn, Santander UK Group Holdings Limited issued similar securities. These issuances were 100% subscribed by Banco Santander, S.A..

As part of the banking reform programme, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

Further information on balances due from/(to) other Banco Santander group companies is set out in the section ‘Balances with other Banco Santander group companies’ in the Risk Review on pages 141 to 143. In 2013, Banco Santander, S.A. sold 50% of its interest in its international asset management business to US private equity investors. Santander UK plc has guaranteed certain of Banco Santander, S.A.’s obligations under the transaction. Under the terms of the transaction, Santander UK plc’s obligations are fully cash collateralised by Banco Santander, S.A. at all times so that Santander UK plc has no residual credit exposure. The amount of cash collateral in relation to this transaction was £943m at 31 December 2014 (2013: £623m) and has been included in Deposits by banks. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 36. Further information on related party transactions during the year and balances outstanding at the year-end is described in the other Notes.

The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

302	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

44. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse financial instruments into those measured at fair value and those measured at amortised cost in the balance sheet:

								Group
	Held at fair value				Held at amortised cost		Non-
31 December 2014	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	-	-	-	-	22,562	-	-	22,562
Trading assets	21,700	-	-	-	-	-	-	21,700
Derivative financial instruments	20,235	2,786	-	-	-	-	-	23,021
Financial assets designated at FVTPL	-	-	2,881	-	-	-	-	2,881
Loans and advances to banks	-	-	-	-	2,057	-	-	2,057
Loans and advances to customers	-	-	-	-	188,691	-	-	188,691
Loans and receivables securities	-	-	-	-	118	-	-	118
Available-for-sale securities	-	-	-	8,944	-	-	-	8,944
Macro hedge of interest rate risk	-	-	-	-	963	-	-	963
Interests in other entities	-	-	-	-	-	-	38	38
Intangible assets	-	-	-	-	-	-	2,187	2,187
Property, plant and equipment	-	-	-	-	-	-	1,624	1,624
Retirement benefit assets	-	-	-	-	-	-	315	315
Other assets	-	-	-	-	-	-	876	876
	41,935	2,786	2,881	8,944	214,391	-	5,040	275,977
Liabilities
Deposits by banks	-	-	-	-	-	8,214	-	8,214
Deposits by customers	-	-	-	-	-	153,606	-	153,606
Trading liabilities	15,333	-	-	-	-	-	-	15,333
Derivative financial liabilities	20,462	2,270	-	-	-	-	-	22,732
Financial liabilities designated at FVTPL	-	-	2,848	-	-	-	-	2,848
Debt securities in issue	-	-	-	-	-	51,790	-	51,790
Subordinated liabilities	-	-	-	-	-	4,002	-	4,002
Macro hedge of interest rate risk	-	-	-	-	-	139	-	139
Other liabilities	-	-	-	-	-	-	2,302	2,302
Provisions	-	-	-	-	-	-	491	491
Current tax liabilities	-	-	-	-	-	-	69	69
Deferred tax liabilities	-	-	-	-	-	-	59	59
Retirement benefit obligations	-	-	-	-	-	-	199	199
	35,795	2,270	2,848	-	-	217,751	3,120	261,784

31 December 2013
Assets
Cash & balances at central banks	-	-	-	-	26,374	-	-	26,374
Trading assets	22,294	-	-	-	-	-	-	22,294
Derivative financial instruments	17,433	2,616	-	-	-	-	-	20,049
Financial assets designated at FVTPL	-	-	2,747	-	-	-	-	2,747
Loans and advances to banks	-	-	-	-	2,347	-	-	2,347
Loans and advances to customers	-	-	-	-	184,587	-	-	184,587
Loans and receivables securities	-	-	-	-	1,101	-	-	1,101
Available-for-sale securities	-	-	-	5,005	-	-	-	5,005
Macro hedge of interest rate risk	-	-	-	-	769	-	-	769
Interests in other entities	-	-	-	-	-	-	27	27
Intangible assets	-	-	-	-	-	-	2,335	2,335
Property, plant and equipment	-	-	-	-	-	-	1,521	1,521
Current tax assets	-	-	-	-	-	-	114	114
Deferred tax assets	-	-	-	-	-	-	16	16
Retirement benefit assets	-	-	-	-	-	-	118	118
Other assets	-	-	-	-	-	-	882	882
	39,727	2,616	2,747	5,005	215,178	-	5,013	270,286
Liabilities
Deposits by banks	-	-	-	-	-	8,696	-	8,696
Deposits by customers	-	-	-	-	-	147,167	-	147,167
Trading liabilities	21,278	-	-	-	-	-	-	21,278
Derivative financial liabilities	17,297	1,566	-	-	-	-	-	18,863
Financial liabilities designated at FVTPL	-	-	3,407	-	-	-	-	3,407
Debt securities in issue	-	-	-	-	-	50,870	-	50,870
Subordinated liabilities	-	-	-	-	-	4,306	-	4,306
Other liabilities	-	-	-	-	-	-	1,883	1,883
Provisions	-	-	-	-	-	-	550	550
Current tax liabilities	-	-	-	-	-	-	4	4
Retirement benefit obligations	-	-	-	-	-	-	672	672
	38,575	1,566	3,407	-	-	211,039	3,109	257,696

Annual Report 2014	303

Financial statements

	Company
	Held at fair value				Held at amortised cost		Non-
31 December 2014	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	-	-	-	-	18,102	-	-	18,102
Derivative financial instruments	2,799	613	-	-	-	-	-	3,412
Financial assets designated at FVTPL	-	-	83	-	-	-	-	83
Loans and advances to banks	-	-	-	-	6,073	-	-	6,073
Loans and advances to customers	-	-	-	-	170,211	-	-	170,211
Loans and receivables securities	-	-	-	-	4,598	-	-	4,598
Available-for-sale securities	-	-	-	6,405	-	-	-	6,405
Macro hedge of interest rate risk	-	-	-	-	7	-	-	7
Interests in other entities	-	-	-	-	-	-	5,366	5,366
Intangible assets	-	-	-	-	-	-	1,986	1,986
Property, plant and equipment	-	-	-	-	-	-	1,260	1,260
Current tax assets	-	-	-	-	-	-	208	208
Retirement benefit assets	-	-	-	-	-	-	311	311
Other assets	-	-	-	-	-	-	783	783
	2,799	613	83	6,405	198,991	-	9,914	218,805
Liabilities
Deposits by banks	-	-	-	-	-	12,553	-	12,553
Deposits by customers	-	-	-	-	-	183,788	-	183,788
Derivative financial liabilities	1,841	313	-	-	-	-	-	2,154
Debt securities in issue	-	-	-	-	-	112	-	112
Subordinated liabilities	-	-	-	-	-	4,065	-	4,065
Other liabilities	-	-	-	-	-	-	2,028	2,028
Provisions	-	-	-	-	-	-	436	436
Deferred tax liabilities	-	-	-	-	-	-	26	26
Retirement benefit obligations	-	-	-	-	-	-	199	199
	1,841	313	-	-	-	200,518	2,689	205,361

31 December 2013
Assets
Cash & balances at central banks	-	-	-	-	21,399	-	-	21,399
Derivative financial instruments	1,900	561	-	-	-	-	-	2,461
Financial assets designated at FVTPL	-	-	1	-	-	-	-	1
Loans and advances to banks	-	-	-	-	109,267	-	-	109,267
Loans and advances to customers	-	-	-	-	164,393	-	-	164,393
Loans and receivables securities	-	-	-	-	5,474	-	-	5,474
Available-for-sale securities	-	-	-	2,029	-	-	-	2,029
Interests in other entities	-	-	-	-	-	-	6,176	6,176
Intangible assets	-	-	-	-	-	-	1,678	1,678
Property, plant and equipment	-	-	-	-	-	-	1,196	1,196
Current tax assets	-	-	-	-	-	-	423	423
Deferred tax assets	-	-	-	-	-	-	54	54
Retirement benefit assets	-	-	-	-	-	-	110	110
Other assets	-	-	-	-	-	-	808	808
	1,900	561	1	2,029	300,533	-	10,445	315,469
Liabilities
Deposits by banks	-	-	-	-	-	115,218	-	115,218
Deposits by customers	-	-	-	-	-	179,399	-	179,399
Derivative financial liabilities	1,626	177	-	-	-	-	-	1,803
Debt securities in issue	-	-	-	-	-	156	-	156
Subordinated liabilities	-	-	-	-	-	4,212	-	4,212
Other liabilities	-	-	-	-	-	-	1,584	1,584
Provisions	-	-	-	-	-	-	481	481
Retirement benefit obligations	-	-	-	-	-	-	670	670
	1,626	177	-	-	-	298,985	2,735	303,523

304	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

b) Valuation of financial instruments

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

(i) Initial measurement

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

(ii) Subsequent measurement

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

Underlying assets and liabilities are reviewed to consider the appropriate adjustment to mark the mid-price reported in the trading systems to a fair value. This process takes into account the liquidity of the position in the size of the adjustment required. These liquidity adjustments are presented and discussed at the monthly Risk Forum.

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

Annual Report 2014	305

Financial statements

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

c) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2014 and 2013, including their levels in the fair value hierarchy – level 1, level 2 and level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value.

											Group
		2014					2013
Balance sheet category		Fair value				Carrying	Fair value				Carrying
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m
Assets
Loans and advances to banks		-	1,210	798	2,008	2,057	-	1,302	1,005	2,307	2,347

Loans and advances to customers	Advances secured on residential property	-	-	151,265	151,265	149,861	-	-	150,000	150,000	147,825
	Corporate loans	-	5,671	23,718	29,389	29,445	-	5,219	21,600	26,819	27,551
	Other advances	-	-	9,464	9,464	9,385	-	-	9,256	9,256	9,211
		-	5,671	184,447	190,118	188,691	-	5,219	180,856	186,075	184,587

Loans and receivables securities		-	135	-	135	118	-	1,016	16	1,032	1,101

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	-	4,909	-	4,909	4,797	-	5,660	-	5,660	5,465
	Other deposits	-	3,172	671	3,843	3,417	-	2,817	414	3,231	3,231
		-	8,081	671	8,752	8,214	-	8,477	414	8,891	8,696

Deposits by customers	Current and demand accounts	-	-	66,737	66,737	66,737	-	-	54,216	54,216	54,216
	Savings accounts	-	-	57,391	57,391	57,099	-	-	55,903	55,903	55,417
	Time deposits	-	-	29,405	29,405	29,270	-	-	36,874	36,874	36,614
	Securities sold under agreements to repurchase	-	577	-	577	500	-	970	-	970	920
		-	577	153,533	154,110	153,606	-	970	146,993	147,963	147,167
Debt securities in issue	Bonds and medium term notes	-	39,954	-	39,954	37,796	-	32,532	-	32,532	32,002
	Securitisation programmes	-	13,302	746	14,048	13,994	-	18,066	844	18,910	18,868
		-	53,256	746	54,002	51,790	-	50,598	844	51,442	50,870

Subordinated liabilities		-	4,115	-	4,115	4,002	-	4,435	-	4,435	4,306

The fair values and carrying values of loans and advances to customers may be further analysed, between those that are impaired and those that are not impaired, as follows:

							Group
		Impaired		Not impaired		Total
31 December 2014		Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m
Loans and advances to customers	Advances secured on residential property	2,115	2,214	149,150	147,647	151,265	149,861
	Corporate loans	315	431	29,074	29,014	29,389	29,445
	Other loans	25	34	9,439	9,351	9,464	9,385
		2,455	2,679	187,663	186,012	190,118	188,691

31 December 2013
Loans and advances to customers	Advances secured on residential property	2,298	2,402	147,702	145,423	150,000	147,825
	Corporate loans	205	293	26,614	27,258	26,819	27,551
	Other loans	76	108	9,180	9,332	9,256	9,211
		2,579	2,803	183,496	182,013	186,075	184,587

There are no loans and advances to banks that are impaired, and there are no significant balances of loans and receivable securities that are impaired.

306	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

											Company
		2014					2013
Balance sheet category		Fair value				Carrying	Fair value				Carrying
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	value £m
Assets
Loans and advances to banks		-	1,418	4,655	6,073	6,073	-	1,431	107,836	109,267	109,267

Loans and advances to customers	Advances secured on residential property	-	-	151,257	151,257	149,852	-	-	149,990	149,990	147,815
	Corporate loans	-	-	14,342	14,342	14,342	-	-	12,710	12,710	13,022
	Other advances	-	-	6,095	6,095	6,017	-	-	3,564	3,564	3,556
		-	-	171,694	171,694	170,211	-	-	166,264	166,264	164,393
Loans and receivables securities		-	4,613	-	4,613	4,598	-	5,383	16	5,399	5,474

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	-	810	-	810	783	-	1,346	-	1,346	1,301
	Other deposits	-	1,336	10,849	12,185	11,770	-	834	113,083	113,917	113,917
		-	2,146	10,849	12,995	12,553	-	2,180	113,083	115,263	115,218
Deposits by customers	Current and demand accounts	-	-	99,601	99,601	99,601	-	-	90,022	90,022	90,022
	Savings accounts	-	-	56,082	56,082	55,790	-	-	54,705	54,705	54,219
	Time deposits	-	-	28,032	28,032	27,897	-	-	34,397	34,397	34,656
	Securities sold under agreements to repurchase	-	577	-	577	500	-	545	-	545	502
		-	577	183,715	184,292	183,788	-	545	179,124	179,669	179,399
Debt securities in issue	Bonds and medium term notes	-	112	-	112	112	-	156	-	156	156

Subordinated liabilities		-	4,178	-	4,178	4,065	-	4,435	-	4,435	4,212

						Company
		Impaired		Not impaired		Total
31 December 2014		Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m
Loans and advances to customers	Advances secured on residential property	2,115	2,214	149,142	147,638	151,257	149,852
	Corporate loans	245	335	14,097	14,007	14,342	14,342
	Other loans	180	246	5,915	5,771	6,095	6,017
		2,540	2,795	169,154	167,416	171,694	170,211

31 December 2013
Loans and advances to customers	Advances secured on residential property	2,296	2,400	147,694	145,415	149,990	147,815
	Corporate loans	-	-	12,710	13,022	12,710	13,022
	Other loans	162	232	3,402	3,324	3,564	3,556
		2,458	2,632	163,806	161,761	166,264	164,393

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented as a single separate line item on the balance sheet.

Annual Report 2014	307

Financial statements

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

Assets:

Cash and balances at central banks

This consists of demand deposits with the Bank of England and the US Federal Reserve, together with cash in tills and ATMs. The carrying amount of cash and balances at central banks is deemed an appropriate approximation of the fair value. These have therefore been excluded from the table above.

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using ‘valuation technique A’ as described in the valuation technique section below. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.

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

>

Reduce the weighted average lives of low LTV loans on SVR to reflect the uncertainty inherent in the value that could be achieved, given that the borrower could re-finance at any time. The historic weighted average lives have been reduced from approximately 3 years to 2 years to reflect this.

>

Discount the value of performing loans with a LTV over 90% (with the exception of loans under the UK Government’s Help to Buy scheme) to reflect the higher risk of this part of the portfolio and the fact that this is outside our normal underwriting standards. This is in addition to the use of higher rates within the underlying calculation.

>

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

ii) Other loans

This consists of unsecured personal loans, credit cards, overdrafts and consumer credit (car loans). The weighted average lives of these portfolios are short, and the business was written relatively recently. As a result, contractual interest rates approximate new business interest rates, and therefore no mark-to-market surplus or deficit has been recorded with respect to the performing book with the exception of unsecured personal loans where a small surplus has been recognised based on a comparison of existing contractual interest rates over the weighted average lives with an estimation of new business interest rates. A discount of 30% has been applied to the impaired part of the book.

iii) Corporate lending

The corporate loan portfolio has been stratified by product. For the performing book, the fair values have been estimated by comparing existing margins with an estimation of new business rates for similar loans in terms of segment, maturity and structure. Provisions are considered appropriate for the book that is not impaired. A discount has been applied to impaired loans. Although exits have generally been achieved at carrying value, this does not reflect the discount a purchaser would require. A discount has therefore been applied based on the target return of 10-12% sought by distressed bond funds, who are the typical purchaser of the assets.

With respect to the non-core corporate and legacy portfolios, including commercial mortgages, but except for social housing which is set out below, an exercise has been undertaken to estimate their market value, based on an orderly disposal process over a period of three years. This portfolio is well provided for, and this is reflected in a relatively small mark-to-market deficit. This is evidenced by disposals during 2014 being achieved at carrying value with no additional provisions being required. In addition, the same 30% discount has been applied to the impaired book as for the corporate assets above.

With respect to Social Housing, part of this portfolio is held for historic reasons at fair value. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using ‘valuation technique A’ as described in the valuation technique section below.

308	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

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

Liabilities:

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using ‘valuation technique A’ as described in the valuation technique section below.

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Santander UK group’s customers, the Directors believe there is significant value to the Santander UK group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit/surplus of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposits liabilities has been estimated using ‘valuation technique A’ as described in the valuation technique section below.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using ‘valuation technique A’ as described in the valuation technique section below.

d) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial asset and liability classes accounted for at fair value at 31 December 2014 and 2013, analysed by the valuation methodology used by the Santander UK group to determine their fair value, including their levels in the fair value hierarchy – level 1, level 2 and level 3.

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year, the following financial instruments were transferred between Level 2 and Level 3 in the fair value hierarchy:

>

Bermudan swaptions shown within derivative assets and derivative liabilities with fair values of £29m and £10m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i below as ‘instruments 2 and 9’.

>

Certain asset-backed securities issued by Banco Santander group entities, with a fair value of £58m designated as fair value through profit and loss, were transferred from Level 3 to Level 2 principally due to improved transparency of market prices as a result of market transactions in these instruments. The valuation technique applied to estimate the fair value of these financial instruments is described in section i below as ‘instrument 8’.

During the year ended 31 December 2013, there were no transfers of financial instruments between Levels 2 and 3.

During 2014, there were no transfers of financial instruments between Levels 1 and 2 (2013: Nil).

Annual Report 2014	309

Financial statements

		Group
		Fair value
		2014				2013
Balance sheet category		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Trading assets	Loans and advances to banks	-	5,936	-	5,936	-	9,326	-	9,326	A
	Loans and advances to customers	-	3,007	-	3,007	-	4,404	-	4,404	A
	Debt securities	7,981	-	-	7,981	7,859	-	-	7,859	-
	Equity securities	4,776	-	-	4,776	705	-	-	705	-

Derivative assets	Exchange rate contracts	-	4,407	5	4,412	-	3,437	14	3,451	A
	Interest rate contracts	4	16,550	20	16,574	11	14,232	-	14,243	A & C
	Equity and credit contracts	149	1,757	127	2,033	311	1,911	131	2,353	B & D
	Commodity contracts	-	2	-	2	-	2	-	2	A

Financial assets at FVTPL	Loans and advances to customers	-	2,198	61	2,259	-	2,168	51	2,219	A
	Debt securities	-	402	220	622	-	258	270	528	A & B

AFS financial assets	Equity securities	25	-	-	25	24	-	-	24	-
	Debt securities	8,919	-	-	8,919	4,981	-	-	4,981	-
Total assets at fair value		21,854	34,259	433	56,546	13,891	35,738	466	50,095

Liabilities
Trading liabilities	Deposits by banks	-	7,223	-	7,223	-	11,291	-	11,291	A
	Deposits by customers	-	4,899	-	4,899	-	7,069	-	7,069	A
	Short positions	3,211	-	-	3,211	2,918	-	-	2,918	-

Derivative liabilities	Exchange rate contracts	-	4,278	-	4,278	-	2,936	-	2,936	A
	Interest rate contracts	16	15,976	6	15,998	36	12,938	-	12,974	A & C
	Equity and credit contracts	1	2,408	45	2,454	771	2,132	48	2,951	B & D
	Commodity contracts	-	2	-	2	-	2	-	2	A

Financial liabilities at FVTPL	Debt securities in issue	-	2,835	13	2,848	-	3,370	37	3,407	A
Total liabilities at fair value		3,228	37,621	64	40,913	3,725	39,738	85	43,548

										Company
		Fair value
		2014				2013
Balance sheet category		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative assets	Exchange rate contracts	-	1,142	-	1,142	-	781	-	781	A
	Interest rate contracts	-	2,225	-	2,225	-	1,611	-	1,611	A & C
	Equity and credit contracts	-	45	-	45	-	69	-	69	B & D

Financial assets at FVTPL	Loans and advances to customers	-	-	-	-	-	1	-	1	A
	Debt securities	-	83	-	83	-	-	-	-	C

AFS financial assets	Equity securities	11	-	-	11	10	-	-	10	-
	Debt securities	6,394	-	-	6,394	2,019	-	-	2,019	-
Total assets at fair value		6,405	3,495	-	9,900	2,029	2,462	-	4,491

Liabilities
Derivative liabilities	Exchange rate contracts	-	809	-	809	-	632	-	632	A
	Interest rate contracts	8	1,115	-	1,123	6	930	-	936	A & C
	Equity and credit contracts	-	222	-	222	-	235	-	235	B
Total liabilities at fair value		8	2,146	-	2,154	6	1,797	-	1,803

310	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

e) Valuation techniques

The main valuation techniques employed in the Santander UK group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2014 and 2013 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2014, 2013 and 2012.

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

B

In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality and mean reversion.

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

Annual Report 2014	311

Financial statements

f) Fair value adjustments

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

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Corporate & Institutional Banking. The magnitude and types of fair value adjustment adopted by Corporate & Institutional Banking are listed in the following table:

	2014 £m	2013 £m
Risk-related:
- Bid-offer and trade specific adjustments	34	27
- Uncertainty	18	18
- Credit risk adjustment	32	45
	84	90
Model-related:
- Model limitation	11	12

Day One profits	2	-
	97	102

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

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

312	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

(iii) Credit risk adjustment

Credit risk adjustments comprise credit valuation adjustments and, with effect from 1 January 2013, debit valuation adjustments:

Credit valuation adjustment

The Santander UK group adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and the Santander UK group may not receive the full market value of the transactions. The Santander UK group calculates a separate credit risk adjustment for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. The Santander UK group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. The net counterparty exposure (i.e. counterparty positions netted by offsetting transactions and both cash and securities collateral) is then assessed for counterparty creditworthiness. The Santander UK group has only a limited exposure to monolines, consisting of exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as secondary sources of repayment, as described in Note 21. The description below relates to the credit risk adjustment taken against counterparties other than monolines.

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

Debit valuation adjustment

The Santander UK group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the Santander UK group believes market participants would take that into account when transacting the respective instrument. In accordance with the requirements of IFRS 13, with effect from 1 January 2013, the approach to measuring the impact of the Santander UK group’s credit risk on an instrument is the same as for third party credit risk. The impact of the Santander UK group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives. Consequently, the Santander UK group’s adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’ was £44m at 31 December 2014 (2013: £38m).

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

Exposure to ‘wrong-way risk’ is limited via internal governance processes and deal pricing. The Santander UK group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2013: £nil).

Annual Report 2014	313

Financial statements

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

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs, in accordance with IAS 39. Day One profits adjustments are amounts that have yet to be recognised in the income statement, which represent the difference between a transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition), less amounts subsequently recognised. Day One profits adjustments are calculated and reported on a portfolio basis. The Day One profits adjustments at 31 December 2014 were £2m (2013 and 2012: less than £1m).

g) Control framework

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

314	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

h) Internal models based on observable market data (Level 2)

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

Annual Report 2014	315

Financial statements

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

i) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
Balance sheet line item	Category	Financial instrument product type	2014 £m	2013 £m	2014 £m	2013 £m	2012 £m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	5	14	(1)	(7)	(5)
2. Derivative assets	Interest rate contracts	Bermudan swaptions	20	-	(5)	-	-
3. Derivative assets	Equity and credit contracts	Reversionary property interests	84	71	18	(5)	2
4. Derivative assets	Credit contracts	Credit default swaps	5	13	(7)	(4)	1
5. Derivative assets	Equity contracts	Options and forwards	38	47	(11)	-	-
6. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	61	51	15	(6)	3
7. FVTPL	Debt securities	Reversionary property securities	220	212	36	3	10
8. FVTPL	Debt securities	Asset-backed securities	-	58	-	13	4
9. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(6)	-	4	-	-
10. Derivative liabilities	Equity contracts	Options and forwards	(45)	(48)	(11)	8	3
11. FVTPL	Debt securities in issue	Non-vanilla debt securities	(13)	(37)	1	7	7
Total net assets			369	381
Total income					39	9	25

Valuation techniques

1. Derivative assets - Exchange rate contracts

These cross currency swaps are used to hedge the foreign currency risks arising from the PRDC notes issued by the Santander UK group, as described in Instrument 11 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market.

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

316	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

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

2. Derivative assets - Interest rate contracts

These derivatives assets are options giving the holder the right to enter into an interest rate swap on any one of a number of predetermined dates. These Bermudan swaptions are valued using a standard valuation model.

In determining the value of Bermudan swaptions, the main inputs used are market observable information in the vanilla swaption market and a mean reversion parameter. The significant unobservable input for the valuation of these financial instruments is mean reversion.

Mean reversion

The mean reversion input used in valuing Bermudan swaptions reflects the level of de-correlation in the swaption market. This parameter is not directly observable in the market but can be deduced from broker quotes or using expert judgement. An adjustment is made to reflect this uncertainty by stressing the parameter.

3. Derivative assets - Equity and credit contracts

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

Mortality Rate

Mortality rates are obtained from tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Santander UK group’s reversionary property products underlying the derivatives. Mortality rates do not have a significant effect on the value of the instruments.

4. Derivative assets - Credit contracts

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

Annual Report 2014	317

Financial statements

5. Derivative assets - Equity contracts

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

6. FVTPL – Loans and advances to customers

These loans and advances to customers represent roll-up mortgages (sometimes referred to as ‘lifetime’ mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The Santander UK group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

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

7. FVTPL – Debt securities

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

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 4 above. An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 3 above.

8. FVTPL – Debt securities

These securities consist of asset-backed securities issued by Banco Santander group entities. Each instrument is valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than insignificant difference between the two sources. The significant unobservable input is the adjustment to the credit spread embedded in the pricing consensus quotes.

9. Derivative liabilities - Interest rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

10. Derivative liabilities - Equity contracts

These derivatives are the same as Instrument 5 with the exception that they have a negative fair value.

318	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

11. FVTPL - Debt securities in issue

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

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2014	145	321	466	(48)	(37)	(85)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(6)	51	45	(7)	1	(6)
- Foreign exchange and other movements	(7)	(1)	(8)	-	2	2
Transfers in	29	-	29	(10)	-	(10)
Transfers out	-	(58)	(58)	-	-	-
Sales	-	-	-	-	-	-
Settlements	(9)	(32)	(41)	14	21	35
At 31 December 2014	152	281	433	(51)	(13)	(64)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(13)	50	37	(7)	3	(4)

At 1 January 2013	215	345	560	(57)	(86)	(143)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(16)	10	(6)	8	7	15
- Foreign exchange and other movements	(11)	7	(4)	(11)	12	1
Sales	-	(27)	(27)	-	-	-
Settlements	(43)	(14)	(57)	12	30	42
At 31 December 2013	145	321	466	(48)	(37)	(85)

(Losses)/gains recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(27)	17	(10)	(3)	19	16

Total gains or losses are included in ‘Net trading and other income’ (see Note 5).

Financial instrument assets and liabilities at 31 December 2014

Financial instrument assets valued using internal models based on information other than market data were 0.8% (2013: 0.9%) of total assets measured at fair value and 02% (2013: 0.2%) of total assets at 31 December 2014.

Derivative assets increased in 2014 principally due to transfers in. Assets designated at fair value through profit or loss decreased in 2014 due to transfers out and settlements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.2% (2013: 0.2%) of total liabilities measured at fair value and 0.02% (2013: 0.03%) of total liabilities at 31 December 2014.

Derivative liabilities were broadly unchanged in 2014 as transfers in and fair value movements were offset by settlements. Liabilities designated at fair value through profit or loss decreased in 2014 due to settlements.

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

Annual Report 2014	319

Financial statements

Gains and losses for the year ended 31 December 2014

Losses of £13m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index, and unfavourable movements in foreign exchange rates. Gains of £50m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the reversionary property securities arising from a continued low interest rate environment, changes in the HPI index and a maturing portfolio.

Losses of £7m in respect of derivative liabilities principally reflected changes in credit spreads and the HPI Index. Gains of £3m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange. They are fully matched with derivatives.

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

31 December 2014

		Significant unobservable input			Shift	Reflected in income statement
	Fair		Assumption value			Favourable	Unfavourable
	value		Range(1)	Weighted		changes	changes
Balance sheet note line item and product	£m	Assumption description		average		£m	£m
2. Derivative assets – Interest rate contracts:	20	Mean reversion	0%-4%	4%	1%	2	(2)
- Bermudan swaptions
3. Derivative assets – Equity and credit contracts:	84	HPI Forward growth rate	0%-5%	2.63%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	630(2)	10%	8	(8)
4. Derivative assets – Credit contracts:	5	Probability of default	0.1%- 0.9%	0.2%	20%	1	(1)
– Credit default swaps
5. Derivative assets – Equity contracts:	38	HPI Forward growth rate	0%-5%	2.14%	1%	3	(3)
– Options and forwards		HPI Spot rate	n/a	607(2)	10%	1	-
6. FVTPL – Loans and advances to customers:	61	HPI Forward growth rate	0%-5%	2.78%	1%	2	(2)
– Roll-up mortgage portfolio
7. FVTPL – Debt securities:	220	HPI Forward growth rate	0%-5%	2.63%	1%	16	(16)
– Reversionary property securities		HPI Spot rate	n/a	630(2)	10%	20	(20)
9. Derivative liabilities – Interest rate contracts:	(6)	Mean reversion	0%-4%	4%	1%	1	(1)
- Bermudan swaptions
10. Derivative liabilities – Equity contracts:	(45)	HPI Forward growth rate	0%-5%	2.14%	1%	4	(4)
– Options and forwards		HPI Spot rate	n/a	607(2)	10%	14	(16)

31 December 2013

3. Derivative assets – Equity and credit contracts:	71	HPI Forward growth rate	0%-5%	2.67%	1%	11	(11)
– Reversionary property derivative		HPI Spot rate	n/a	578(2)	10%	8	(8)
4. Derivative assets – Credit contracts:	13	Probability of default	0.1%-1.2%	0.7%	20%	3	(3)
– Credit default swaps
5. Derivative assets – Equity contracts:	47	HPI Forward growth rate	0%-5%	1.62%	1%	5	(5)
– Options and forwards		HPI Spot rate	n/a	565(2)	10%	11	(10)
6. FVTPL – Loans and advances to customers:	51	HPI Forward growth rate	0%-5%	2.85%	1%	1	(1)
– Roll-up mortgage portfolio
7. FVTPL – Debt securities:	212	HPI Forward growth rate	0%-5%	2.67%	1%	15	(16)
– Reversionary property securities		HPI Spot rate	n/a	578(2)	10%	20	(20)
8. FVTPL – Debt securities:	58	Credit spread	0%-15%	5%	10%	6	(6)
– Mortgage-backed securities
10. Derivative liabilities – Equity contracts:	(48)	HPI Forward growth rate	0%-5%	1.62%	1%	2	(2)
– Options and forwards		HPI Spot rate	n/a	565(2)	10%	7	(10)
(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2014 and 2013.

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 11) and related exchange rate derivatives (instrument 1), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

320	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

j) Maturities of financial assets, liabilities and off-balance sheet commitments

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

	Group
31 December 2014	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	22,244	-	-	-	318	-	-	-	-	22,562
Trading assets	5,749	608	4,981	796	1,445	1,410	449	830	5,996	22,264
Derivative financial instruments	47	514	441	365	517	865	1,637	3,330	16,889	24,605
Financial assets designated at FVTPL	-	-	-	-	-	-	46	244	2,841	3,131
Loans and advances to banks	772	11	353	75	-	-	-	309	842	2,362
Loans and advances to customers	957	-	2,825	-	4,331	-	-	29,127	197,563	234,803
Loans and receivables securities	-	-	-	-	-	-	-	-	124	124
Available-for-sale securities	-	45	-	-	56	114	1,805	2,654	5,314	9,988
Macro hedge of interest rate risk	-	3	4	5	6	10	52	212	718	1,010
Total financial assets	29,769	1,181	8,604	1,241	6,673	2,399	3,989	36,706	230,287	320,849

Liabilities
Deposits by banks	2,709	188	157	422	497	24	3,353	834	121	8,305
Deposits by customers	130,540	2,839	4,275	2,872	3,309	3,942	3,460	1,830	871	153,938
Trading liabilities	3,594	5,991	2,904	36	100	1	15	492	2,224	15,357
Derivative financial instruments:
- Held for trading	63	390	328	380	568	972	1,595	3,052	15,231	22,579
- Held for hedging(1)	-	6	16	49	19	52	107	320	1,123	1,692
Financial liabilities designated at FVTPL	-	313	707	227	108	77	331	457	686	2,906
Debt securities in issue	-	2,185	4,712	3,779	806	1,260	5,415	13,018	33,584	64,759
Subordinated liabilities	-	453	36	53	53	56	217	878	4,525	6,271
Macro hedge of interest rate risk	-	-	-	1	4	3	29	(8)	120	149
Total financial liabilities	136,906	12,365	13,135	7,819	5,464	6,387	14,522	20,873	58,485	275,956

Off-balance sheet commitments given	13,126	737	1,334	563	172	3,192	1,168	9,725	7,007	37,024

31 December 2013
Assets
Cash and balances at central banks	26,036	-	-	-	315	-	-	-	-	26,351
Trading assets	5,807	-	-	-	-	32	14,209	1,677	1,701	23,426
Derivative financial instruments	137	313	490	692	736	1,714	1,823	14,005	855	20,765
Financial assets designated at FVTPL	-	-	-	-	-	-	2	60	3,199	3,261
Loans and advances to banks	1,237	69	3	-	1	-	23	-	1,037	2,370
Loans and advances to customers	1,324	2,049	2,567	2,537	2,224	3,008	9,276	29,213	163,356	215,554
Loans and receivables securities	-	-	-	-	-	-	106	77	1,099	1,282
Available-for-sale securities	9	-	-	-	-	-	-	2,911	2,602	5,522
Macro hedge of interest rate risk	-	-	-	2	18	3	27	117	995	1,162
Total financial assets	34,550	2,431	3,060	3,231	3,294	4,757	25,466	48,060	174,844	299,693

Liabilities
Deposits by banks	2,929	195	477	189	22	19	602	3,953	592	8,978
Deposits by customers	117,036	2,649	5,640	3,962	4,355	6,532	3,362	3,498	691	147,725
Trading liabilities	1,885	11,504	4,631	255	204	304	277	1,279	1,224	21,563
Derivative financial instruments:
- Held for trading	159	239	362	302	440	758	1,774	3,252	11,662	18,948
- Held for hedging(1)	-	35	30	72	75	28	270	261	929	1,700
Financial liabilities designated at FVTPL	-	141	584	214	107	434	370	738	907	3,495
Debt securities in issue	-	2,302	2,904	3,292	2,203	1,598	5,148	10,261	35,864	63,572
Subordinated liabilities	-	83	40	59	59	63	241	775	5,238	6,558
Total financial liabilities	122,009	17,148	14,668	8,345	7,465	9,736	12,044	24,017	57,107	272,539

Off-balance sheet commitments given	11,049	444	1,427	3,634	110	380	2,017	7,080	6,846	32,987

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.
(2)	Equity has no maturity and therefore has been classified in the ‘over five years’ column.

Annual Report 2014	321

Financial statements

	Company
31 December 2014	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	17,821	-	-	-	281	-	-	-	-	18,102
Trading Assets	5,749	608	4,981	796	1,445	1,410	449	830	5,996	22,264
Derivative financial instruments	7	20	25	13	43	8	54	270	3,258	3,698
Financial assets designated at FVTPL	-	-	-	-	-	-	-	-	91	91
Loans and advances to banks	2,901	737	721	288	18	67	756	320	695	6,503
Loans and advances to customers	967	-	1,677	-	2,386	-	-	19,820	188,451	213,301
Loans and receivables securities	-	-	-	-	-	-	-	-	4,825	4,825
Available-for-sale securities	-	45	-	-	56	114	291	2,374	4,368	7,248
Macro hedge of interest rate risk	-	-	-	-	-	-	-	-	8	8
Total financial assets	27,445	1,410	7,404	1,097	4,229	1,599	1,550	23,614	207,692	276,040

Liabilities
Deposits by banks	9,277	1,155	536	307	411	5	341	500	23	12,555
Deposits by customers	127,529	968	3,974	2,465	2,955	3,005	3,333	2,417	41,236	187,882
Derivative financial instruments:
- Held for trading	266	6	5	5	7	8	88	163	1,420	1,968
- Held for hedging(1)	-	-	-	-	-	-	-	-	342	342
Debt securities in issue	-	2	1	2	108	1	-	-	-	114
Subordinated liabilities	-	515	34	50	50	53	205	841	4,008	5,756
Total financial liabilities	137,072	2,646	4,550	2,829	3,531	3,072	3,967	3,921	47,029	208,617

Off-balance sheet commitments given	13,124	686	1,175	-	50	2,944	7	1,496	5,034	24,516

31 December 2013
Assets
Cash and balances at central banks	21,099	-	-	-	277	-	-	-	-	21,376
Derivative financial instruments	579	10	3	4	5	7	130	382	1,459	2,579
Financial assets designated at FVTPL	-	-	-	-	-	-	-	-	1	1
Loans and advances to banks	18,191	3,615	28,021	3,203	4,842	2,240	21,560	21,946	6,301	109,919
Loans and advances to customers	1,072	2,073	1,427	1,755	1,640	2,073	6,312	19,879	132,678	168,909
Loans and receivables securities	-	-	-	-	-	-	106	56	827	989
Available-for-sale securities	11	-	-	-	-	-	-	834	1,439	2,284
Macro hedge of interest rate risk	-	-	-	-	-	-	-	-	-	-
Total financial assets	40,952	5,698	29,451	4,962	6,764	4,320	28,108	43,097	142,705	306,057

Liabilities
Deposits by banks	17,946	6,929	14,414	10,485	10,026	3,453	18,265	22,280	14,786	118,584
Deposits by customers	113,072	818	5,672	3,598	4,138	4,118	3,571	3,213	46,460	184,660
Derivative financial instruments:
- Held for trading	19	1	8	4	5	6	19	286	1,477	1,825
- Held for hedging(1)	-	-	-	-	-	-	1	1	200	202
Debt securities in issue	-	2	1	2	2	43	110	-	-	160
Subordinated liabilities	-	74	34	52	52	54	209	627	3,896	4,998
Total financial liabilities	131,037	7,824	20,129	14,141	14,223	7,674	22,175	26,407	66,819	310,429

Off-balance sheet commitments given	4,158	412	1,303	3,385	15	66	427	696	4,952	15,414
(1)	Include the remaining contractual maturities for which contractual maturities are essential for an understanding of the timing of the cash flows.
(2)	Equity has no maturity and therefore has been classified in the ‘over five years’ column.

As the above table is based on contractual maturities, no account is taken of a customer’s ability to repay early where it exists or call features related to subordinated liabilities. The repayment terms of debt securities may be accelerated in line with the covenants described in Note 32. In addition, no account is taken of the possible early repayment of the Santander UK group’s mortgage-backed non-recourse finance which is redeemed by the Santander UK group as funds become available from redemptions of the residential mortgages. The Santander UK group has no control over the timing and amount of redemptions of residential mortgages.

322	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

45. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

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

>	All financial assets and liabilities that are reported net on the balance sheet; and
>

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

								Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
31 December 2014	Gross amounts £m	Amounts offset £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	Assets not subject to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Derivative financial assets	27,348	(4,879)	22,469	(19,149)	(1,340)	1,980	552	23,021
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	8,487	(5,502)	2,985	(810)	(2,175)	-	-	2,985
- Loans and advances to banks	273	-	273	-	(273)	-	-	273
Loans and advances to customers and banks(4)	8,220	(1,623)	6,597	-	-	6,597	183,878	190,475
Total assets	44,328	(12,004)	32,324	(19,959)	(3,788)	8,577	184,430	216,754
Derivative financial liabilities	26,850	(4,879)	21,971	(19,149)	(2,499)	323	761	22,732
Repurchase, securities lending & similar agreements:
- Trading liabilities	13,577	(5,502)	8,075	(605)	(7,470)	-	473	8,548
- Deposits by banks	5,297	-	5,297	(205)	(5,092)	-	-	5,297
Deposits by customers and banks(4)	1,623	(1,623)	-	-	-	-	156,523	156,523
Total liabilities	47,347	(12,004)	35,343	(19,959)	(15,061)	323	157,757	193,100

31 December 2013
Derivative financial assets	21,104	(1,832)	19,272	(15,443)	(1,688)	2,141	777	20,049
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	18,622	(10,215)	8,407	(3,372)	(5,035)	-	22	8,429
- Loans and advances to banks	323	-	323	-	(323)	-	-	323
Loans and advances to customers and banks(4)	8,154	(1,890)	6,264	-	-	6,264	180,347	186,611
Total assets	48,203	(13,937)	34,266	(18,815)	(7,046)	8,405	181,146	215,412
Derivative financial liabilities	20,512	(1,832)	18,680	(15,443)	(1,872)	1,365	183	18,863
Repurchase, securities lending & similar agreements:
- Trading liabilities	24,339	(10,215)	14,124	(3,235)	(10,889)	-	-	14,124
- Deposits by banks	5,933	-	5,933	(137)	(5,796)	-	502	6,435
Deposits by customers and banks(4)	3,975	(1,890)	2,085	-	-	2,085	147,343	149,428
Total liabilities	54,759	(13,937)	40,822	(18,815)	(18,557)	3,450	148,028	188,850

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages and film deals which are classified as either and that are subject to netting.

Annual Report 2014	323

Financial statements

								Company
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
31 December 2014	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	3,371	-	3,371	(2,048)	(80)	1,243	41	3,412
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	-	-	-	-	-	-	-	-
- Loans and advances to banks	972	-	972	-	(972)	-	-	972
Loans and advances to customers and banks(4)	30,243	(18,883)	11,360	(5,931)	-	5,429	163,952	175,312
Total assets	34,586	(18,883)	15,703	(7,979)	(1,052)	6,672	163,993	179,696
Derivative financial liabilities	2,127	-	2,127	(2,048)	(69)	10	27	2,154
Repurchase, securities lending & similar agreements:
- Trading liabilities	-	-	-	-	-	-	-	-
- Deposits by banks	1,283	-	1,283	-	(1,283)	-	-	1,283
Deposits by customers and banks(4)	70,790	(18,883)	51,907	(5,931)	-	45,976	143,151	195,058
Total liabilities	74,200	(18,883)	55,317	(7,979)	(1,352)	45,986	143,178	198,495
31 December 2013
Derivative financial assets	2,330	-	2,330	(19)	(233)	2,078	131	2,461
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	-	-	-	-	-	-	-	-
- Loans and advances to banks	1,005	-	1,005	(402)	(603)	-	-	1,005
Loans and advances to customers and banks(4)	244,847	(131,320)	113,527(4)	(107,751)	-	5,776	159,128	272,655
Total assets	248,182	(131,320)	116,862	(108,172)	(836)	7,854	159,259	276,121
Derivative financial liabilities	1,779	-	1,779	(19)	(74)	1,686	24	1,803
Repurchase, securities lending & similar agreements:
- Trading liabilities	-	-	-	-	-	-	-	-
- Deposits by banks	1,769	-	1,769	(402)	(1,367)	-	502	2,271
Deposits by customers and banks(4)	242,928	(131,320)	111,608	(107,751)	-	3,857	180,738	292,346
Total liabilities	246,476	(131,320)	115,156	(108,172)	(1,441)	5,543	181,264	296,420
(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages and film deals which are classified as either and that are subject to netting.

As part of the banking reform programme, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

324	Santander UK plc

Independent	Primary Financial	Notes to the
Auditor’s report	statements	financial statements

46. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the Santander UK group’s regulatory filings at 31 December 2014, following the adoption of CRD IV with effect from 1 January 2014. The amounts presented for 2013 have been prepared on a consistent basis, to aid comparability. The amounts presented for 2013 have not been adjusted to reflect the adoption of IFRIC 21, as set out in Note 1. The adjustment would not have had a material effect on Santander UK’s regulatory position.

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

The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the CEO and from him to specific individuals who are members of the Santander UK Capital Committee.

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

The Santander UK group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly by the Capital Committee. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) process. To support its capital and senior debt issuance programmes, Santander UK plc is rated on a stand alone basis from Banco Santander, S.A..

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

Capital adequacy

The Santander UK group manages its capital on a Basel III basis. During the years ended 31 December 2014 and 2013, the Santander UK group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Annual Report 2014	325

Financial statements

Group capital

	2014 £m	2013 £m
Core Equity Tier 1 (‘CET 1’) capital before regulatory adjustments	13,054	11,916
Regulatory adjustments to CET 1 capital	(3,298)	(2,947)
CET 1 capital	9,756	8,969
Additional Tier 1 (‘AT1’) capital	1,866	1,298
Tier 1 capital	11,622	10,267
Tier 2 capital	3,072	3,020
Total capital	14,694	13,287

Tier 1 includes audited profits for the years ended 31 December 2014 and 2013 after adjustment to comply with PRA rules. Tier 1 deductions primarily relate to goodwill and expected losses. The expected losses deduction represents the difference between expected loss calculated in accordance with the Santander UK group’s CRD IV Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. The Santander UK group’s accounting policy for impairment loss allowances is set out in Note 1. Regulatory expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date. In addition, the Santander UK group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset. Tier 2 deductions also represent expected losses and securitisation positions described above.

During 2014, CET 1 capital increased by £787m to £9,756m (2013: £8,969m). This increase was largely due to retained profits for the year. During 2014, AT1 capital increased by £568m to £1,866m (2013: £1,298m) due to the issuance of £800m Perpetual Capital Securities to the Company’s immediate parent company as detailed in Note 38. This increase was partially offset by the repurchase of £265m of £300m fixed/floating rate non-cumulative callable preference shares as detailed in Note 38.

47. EVENTS AFTER THE BALANCE SHEET DATE

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (‘SCUK’) entered into an agreement with Banque PSA Finance, S.A. (‘BPF’), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (‘PSA’). PSA, BPF and SCUK have set up a corporation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry.

48. PROFIT/(LOSS) AFTER TAX OF THE COMPANY

The profit/(loss) after tax of the Company attributable to shareholders was £1,346m (2013: £225m, 2012: £(756)m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented. The loss in 2012 was attributable to the reversal of temporary mark-to-market gains recognised in 2011 of £1,224m on derivatives with other entities in the Santander UK group which eliminate on consolidation. Excluding this mark-to-market volatility, there would have been a profit of £464m in 2012.

326	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

Risk Factors

An investment in Santander UK plc (the ‘Company’) and its subsidiaries (‘us’, ‘we’ or ‘Santander UK group’) involves a number of risks, the material ones of which are set out below.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past seven years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including the United Kingdom (the ‘UK’). There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly or at all. Such economic uncertainties could have a negative impact on our business and results of operations. The acute economic risks in the eurozone are being addressed by on-going policy initiatives, and the prospects for many of the European economies are improving. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry.

In particular, we may face, among others, the following risks related to any future economic downturn:

>

Increased regulation of our industry. Compliance with such regulation may increase our costs, may affect the pricing of our products and services, and limit our ability to pursue business opportunities.

>	Reduced demand for our products and services.
>	Inability of our borrowers to comply fully or in a timely manner with their existing obligations.
>

The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how such economic conditions may impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

>	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.
>	Any worsening of the global economic conditions may delay the recovery of the international financial industry and impact our operating results, financial condition and prospects.
>	Adverse macroeconomic shocks may negatively impact the household income of our retail customers, which may adversely affect the recoverability of our retail loans, and result in increased loan losses.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and we may become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins, liquidity and profitability.

If all or some of the foregoing risks were to materialise, this could have a material adverse effect on us.

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK

Our business activities are concentrated in the UK and we offer a range of banking and financial products and services to UK retail and corporate customers. As a consequence, our operating results, financial condition and prospects are significantly affected by the general economic conditions in the UK.

Our financial performance is intrinsically linked to the UK economy and the economic confidence of consumers and businesses. The UK economic recovery, along with its concomitant impacts on our profitability, remain a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment. In such a scenario other market participants might offer more competitive product pricing resulting in increased customer attrition.

Adverse changes in global growth may pose the risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy.

In addition, adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in UK or global economic conditions could reduce the recoverability and value of our assets and require an increase in our level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for our products and services could negatively impact our business and financial condition. UK economic conditions and uncertainties may have an adverse effect on the quality of our loan portfolio and may result in a rise in delinquency and default rates. There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans and/or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs/charge-offs could have an adverse effect on our operating results, financial condition and prospects.

Annual Report 2014	327

Shareholder Information

The UK government has taken measures to address the rising and high level of national debt, including reducing its borrowing and public spending cuts. Credit quality could be adversely affected by a renewed increase in unemployment. Any related significant reduction in the demand for our products and services could have a material adverse effect on our operating results, financial condition and prospects.

Exposure to UK political developments could have a material adverse effect on us

Any significant changes in UK government policies or political structure could have an impact on our business, including as a result of the UK general election in 2015. In particular, the second half of 2014 saw increased debate around the UK’s relationship with the European Union (‘EU’), including in the context of the general election. The outcome of any future UK political developments, including but not limited to any changes in government structure and policies, could affect the fiscal, monetary and regulatory landscape to which we are subject and therefore no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted as a result.

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

We are subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the Prudential Regulation Authority (‘PRA’) of the Bank of England. We are required to maintain a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets (instead of Core Tier 1 capital to risk-weighted assets), Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by us to maintain such ratios may result in administrative actions or sanctions; these could potentially include requirements on us to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for our existing capital instruments (potentially including our debt securities) to be subjected to bail-in or write down (see the Risk Factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD’ on pages 341 and 342 for further detail).

The PRA requires the capital resources of large UK banks to be maintained at levels which exceed the base capital requirements prescribed by its rules and, following the PRA 2013 capital shortfall exercise, we have been required to hold Common Equity Tier 1 capital reserves equivalent to at least 7 per cent. of our risk-weighted assets and to maintain a minimum 3 per cent. Tier 1 leverage ratio. From 1 January 2015 further increases to capital requirements have been implemented by the PRA, partly informed by the concurrent stress testing process conducted by the PRA in 2014 and planned to be conducted annually thereafter. In the future, the PRA could, through supervisory actions (beyond the changes described below), require UK banks, including us, to increase their capital resources further, and could also increase capital ratios as part of the exercise of UK macro-prudential capital regulation tools.

The Capital Requirements Directive IV (‘CRD IV Directive’) and the Capital Requirements Regulation (together ‘CRD IV’) legislative package implemented the changes prepared by the Basel Committee on Banking Supervision (the ‘Basel Committee’) to the capital adequacy framework, known as ‘Basel III’ in the European Union. The CRD IV Regulation is directly applicable in each member state of the European Union (each a ‘Member State’) and does not therefore require national implementing measures, whilst the CRD IV Directive must be implemented by Member States. CRD IV was published in the Official Journal on 27 June 2013 and came into effect on 1 January 2014, with particular requirements to be effective by 2019. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. On 19 December 2013, the PRA published its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Certain issues, however, continue to remain under discussion and certain details remain to be clarified in further binding technical standards to be issued by the European Banking Authority, which creates uncertainty as to the final impact of CRD IV capital requirements on us.

The Financial Policy Committee of the Bank of England (‘FPC’) set the counter-cyclical capital buffer rate at 0 per cent. from October 2014 and then subsequently announced on 16 December 2014 that the counter-cyclical buffer rate would remain at 0 per cent. The UK Government has stated that it intends that the FPC should also be able to require the PRA to impose additional specific capital requirements on banks to address risks to the UK market for banking services and the UK Government has indicated that it intends to provide the FPC with powers to direct the PRA to set leverage ratio requirements and buffers. The Bank of England, acting through the FPC, undertook a review of the leverage ratio during 2014, the results of which were published on 31 October 2014. The FPC recommended that it should have the power to direct the PRA to set (i) a minimum leverage ratio requirement; (ii) a supplementary leverage ratio buffer; and (iii) a countercyclical leverage ratio buffer and recommended that the PRA establish a supplementary leverage ratio buffer requirement for major domestic UK banks equal to 35 per cent. of each bank’s risk-weighted systemic buffer. HM Treasury has consulted on draft legislation granting the FPC new powers of direction over the PRA in line with the FPC’s recommendations and published a paper, dated January 2014, explaining the outcome of this consultation. The final scope of this framework, and the precise timing for its introduction, is currently unclear, however the FPC has recommended that its leverage ratio framework should be applied to systemically important institutions as soon as practicable, and to all other PRA-regulated firms in 2018, subject to a review of international progress in 2017. The FPC published a draft policy statement in February 2015 to be considered alongside Parliament’s scrutiny of the associated secondary legislation. Action taken in the future by the FPC in exercise of any such powers could result in the regulatory capital requirements applied to us being increased.

Regulators in the UK and worldwide have also proposed that additional capital requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The Financial Services (Banking Reform) Act 2013 (the ‘Banking Reform Act’) amended the Financial Services and Markets Act 2000 (‘FSMA’) and provides HM Treasury with the power to require a bank to issue any type of debt instruments or to ensure that any part of its debt consists of debt instruments of a particular kind. This power is in addition to the regulatory capital requirements under CRD IV. HM Treasury has indicated that it intends to use this power, as appropriate, to impose requirements for firms to meet total loss-absorbing capital (‘TLAC’) requirements proposed by the Financial Stability Board or, in accordance with the EU Bank Recovery and Resolution Directive (‘BRRD’) and Minimum Requirement for Eligible Liabilities (‘MREL’) requirements. HM Treasury has consulted on a draft Order that will regulate the exercise of this power on institutions, although in July 2014 it announced that the finalisation of detailed requirements would be delayed pending international agreement in relation to TLAC and MREL requirements. The power is expected to become exercisable on or before 1 January 2016, at which time the power may be used to introduce TLAC and MREL requirements affecting us. In addition, since 31 December 2014, the PRA has had the power under the FSMA to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a group to issue debt instruments. Such powers could have an impact on the liquidity of our debt instruments and could materially increase our cost of funding.

328	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These include:

>

the introduction of recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system, as set out in the PRA’s final rules on recovery and resolution planning which came into force on 1 January 2014;

>	the introduction of more regular and detailed reporting obligations;
>	a move to pre-funding of the deposit protection scheme in the UK;
>	proposed revisions to the approaches for determining trading book capital requirements and banking book risk-weighted assets from the Basel Committee; and
>

proposed revisions to the standardised approach to credit risk (‘Standardised Approach’) by the Basel Committee to address certain weaknesses in the Standardised Approach identified by the Basel Committee. These weaknesses include an over-reliance on external credit ratings, a lack of risk sensitivity and a lack of comparability and misalignment of treatment with exposures risk weighted under the internal ratings-based (‘IRB’) approach to credit risk. Among other revisions, the Basel Committee is proposing to impose a Standardised Approach floor on modelled credit risk capital requirements with the aims of: (i) constraining variation in risk-weighted assets across banks using the IRB approach (with respect to portfolios with similar risk profiles); and (ii) protecting against the risk that modelled parameters result in capital requirements that are too low.

These measures could have a material adverse effect on our operating results, and consequently, on our business, financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to the minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our cost of funding, profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position. Furthermore increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. For additional information about our capital position and capital management, see ‘Risk Review - Capital management and resources’ on pages 118 to 124.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

On 5 October 2009, the FSA published liquidity rules that significantly broadened the scope of the existing liquidity regime. These were designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA implemented requirements for financial institutions to hold prescribed levels of specified liquid assets and have in place other sources of liquidity to address institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios. These rules have applied to us since June 2010 with some subsequent technical revisions. These rules will continue to apply to us until implementation of the Basel III standards.

As from 1 April 2013, the PRA, an independent subsidiary of the Bank of England, took over the responsibility for micro-prudential regulation of financial institutions from the FSA. The PRA currently operates its own liquidity rules based on the following elements:

>	principles of self-sufficiency and adequacy of liquidity resources;
>	enhanced systems and control requirements;
>	quantitative requirements, including Individual Liquidity Adequacy Standards, coupled with a narrow definition of liquid assets; and
>	frequent regulatory reporting.

Santander UK currently meets the minimum requirements set by the PRA. However, there can be no assurance that future changes to such requirements would not adversely impact on our operating results financial condition and prospects.

Under CRD IV, banks will be required to meet two new liquidity standards, comprising the Liquidity Coverage Ratio (‘LCR’) and the Net Stable Funding Ratio (‘NSFR’) metrics, which are aimed to promote:

>	the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and
>	a longer-term resilience by creating incentives for banks to fund their activities with more stable sources of funding on an on-going basis.

LCR

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

The LCR will be introduced in 2015 and the minimum requirement under CRD IV will begin at 60 per cent. on 1 October 2015, rising by 10 percentage points on each of 1 January 2016 and 1 January 2017 and by 20 percentage points to reach 100 per cent. on 1 January 2018. The PRA published a consultation on implementation of the liquidity rules in November 2014, which proposes that an 80 per cent. requirement should apply from October 2015, rising to 90% on 1 January 2017. This consultation will close on 27 February 2015.

NSFR

In October 2014, the Basel Committee published its final standard of the NSFR which will take effect on 1 January 2018. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold a NSFR of at least 100 per cent. on an on-going basis and report its NSFR at least quarterly. Ahead of its planned implementation on 1 January 2018, the NSFR will remain subject to an observation period.

Annual Report 2014	329

Shareholder Information

There is a risk that implementing and maintaining existing and new liquidity requirements, such as through enhanced liquidity risk management systems, may incur significant costs, and more stringent requirements to hold liquid assets may materially affect our lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability. This could in turn adversely impact our operating results, financial condition and prospects.

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, we invest in debt securities of the UK Government largely for liquidity purposes. As of 31 December 2014, approximately 1 per cent. of our total assets and 22 per cent. of our securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the economic and sovereign debt tensions in the eurozone

Eurozone markets and economies continue to show signs of fragility and volatility, with recession in some national economies. Interest rate differentials among eurozone countries indicate continued doubts about some governments’ ability to fund themselves and affect borrowing rates in those economies. Further, the possibility remains that one or more eurozone countries could depart from the euro or that the euro could be abandoned as a currency altogether, which could have negative effects on both existing contractual relations and the fulfilment of obligations by us, our counterparties and/or our customers. This in turn would have a material adverse effect on our operating results, financial condition and prospects.

There is currently no established legal or practical framework to facilitate a Member State’s exit from the euro. Apart from the exit process, uncertainties that heighten the risk of re-denomination include how an exiting Member State would deal with its existing euro-denominated assets and liabilities and the valuation of any newly-adopted currency against the euro. A break-up of the eurozone could be associated with a deterioration in the economic and financial environment in the UK and could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial condition and prospects.

The European Central Bank (‘ECB’) and European Council have taken actions in 2012 and 2013 with the aim of reducing the risk of contagion in the eurozone and beyond. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to progress towards the creation of a banking union. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2 per cent. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone nations, which are under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the recent economic crisis.

The high cost of capital for some European governments impacted the wholesale markets in the UK, which resulted in an increase in the cost of retail funding and greater competition in the savings market. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. For further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the ‘Country Risk Exposure’ section in the Risk Review on pages 136 to 143. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

We are exposed to risks faced by other financial institutions

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. The European sovereign debt crisis and the risk it poses to financial institutions throughout Europe have had, and may continue to have, an adverse effect on interbank financial transactions in general. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us

Liquidity risk is the risk that we, although solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse constraints in the supply of liquidity, including inter-bank lending, which arose between 2009 and 2013, materially and adversely affected the cost of funding our business, and extreme liquidity constraints affected may affect our operations and limited growth. There can be no assurance that such constraints will not reoccur.

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

330	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

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

Although central banks around the world have made coordinated efforts to increase liquidity in the financial markets and have in place additional facilities, by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid, it is only gradually becoming known internationally how long these central bank schemes will continue or on what terms. The ECB has yet to clarify its long-term approach to liquidity support, although in the second half of 2014 it initiated the purchase of covered bonds and asset backed securities. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2 per cent.

In October 2013, the Bank of England updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress.

The Bank of England and HM Treasury announced changes to the terms of the Funding for Lending Scheme (‘FLS’) on 28 November 2013 to re-focus its incentives in the revised scheme towards supporting business lending in 2014. The FLS extension allowed participants to draw from the scheme from February 2014 until January 2015, but household lending in 2014 no longer generated any additional borrowing allowances as it did in the initial scheme. Instead, additional allowances only reflected lending to businesses in 2014. Any initial borrowing allowances in the FLS extension already earned by household and business lending in 2013 were unaffected. On 2 December 2014, the Bank of England and HM Treasury announced a further extension of the FLS to allow participants to borrow from the FLS until January 2016, with incentives to boost lending skewed towards small and medium sized enterprises. As at 31 December 2014, we had drawn £2.2bn of UK treasury bills under the FLS.

The availability of Bank of England facilities for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail and/or wholesale markets. To the extent that we make use of Bank of England facilities, any significant reduction or withdrawal of those facilities would increase our funding costs.

Each of the factors described above: the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank schemes or an increase in base interest rates, could have a material adverse effect on our liquidity and the cost of funding (whether directly or indirectly).

We aim for a funding structure that is consistent with our assets, avoids excessive reliance on short term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future.

We anticipate that our customers will continue to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected. For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Risk Review – Liquidity risk’ on pages 101 to 115.

A sudden or unexpected shortage of funds in the banking system could lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations

Credit ratings can in some instances affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us, and their credit ratings of our institution and our debt in issue are based on a number of factors, including our financial strength and that of the UK economy and conditions affecting the financial services industry generally.

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

In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, we estimate that as at 31 December 2014, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade our long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £5.9bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £1.2bn of cash and collateral.

However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

Annual Report 2014	331

Shareholder Information

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

Included in the current long-term credit ratings of Santander UK plc from Moody’s and Standard & Poor’s are two credit rating notches of ratings support, arising from an assumption by the rating agencies of UK Government intervention and of support for the bank should it be at risk of failing. On 3 February 2015, Standard & Poor’s placed on CreditWatch with negative implications the long-term ratings of Santander UK plc and many other banks in the UK, Germany and Austria, including those of our main UK peers. CreditWatch with negative implications highlights Standard & Poor’s opinion regarding the potential direction of a rating. These rating actions followed Standard & Poor’s review of government support in countries which had fully implemented the BRRD. Standard & Poor’s view is that there is a reduced likelihood of extraordinary government support being made available to UK banks in the future. It is therefore possible that Santander UK plc’s long-term credit rating could be downgraded by up to two credit rating notches by Standard & Poor’s in the first half of 2015. If a downgrade of our long-term credit ratings (whether by Standard & Poor’s and/or other rating agencies) were to occur, it could also impact our short-term credit ratings. With the removal of systemic support by the UK Government, all things being equal, the impact on our long-term credit-rating could potentially increase the cost of some of our wholesale borrowing and our ability to secure both long-term and short-term funding may be reduced.

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

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. Our failure to maintain favourable credit ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

Our financial results are subject to fluctuations in interest rates and other market conditions, which may materially adversely affect us

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices. Changes in interest rates would affect the following areas, among others, of our business:

>	net interest income;
>	the volume of loans originated;
>	the market value of our securities holdings;
>	gains from sales of loans and securities; and
>	gains and losses from derivatives.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

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

If interest rates decrease, although this is likely to reduce our funding costs, it is likely to compress our interest margin, as well as adversely impact our income from investments in securities and loans with similar maturities, which could have a negative effect on our operating results, financial condition and prospects.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital is stated in pound sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. Significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our results of operations and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operating results, financial condition and prospects.

We are also exposed to equity price risk in connection with our trading investments in equity securities as part of our normal course of business as a commercial bank. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment, which would be subject to write-offs against our results. To the extent any of these risks materialise, our net interest income or the market value of our assets and liabilities could be adversely affected.

332	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past seven years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition and prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets and in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value.

This is a challenging task as reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ our own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander group members. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgement, our employees may not always be able to assign a correct credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers. However, we may not be able to detect these risks before they occur, or our employees may not be able to effectively implement our credit policies and guidelines due to limited tools available to us, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

We are subject to various risks associated with our derivative transactions that could have a material adverse effect on us

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to various risks associated with these transactions, including market risk, operational risk, basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or counterparty risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

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

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our people, digital technologies, computer and email services, software and networks, as well as the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted hacking. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

Infrastructure and technology resilience

We take protective measures and continuously monitor and develop our systems to safeguard our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious codes and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. Furthermore, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. There can be no assurance that we will not suffer material losses from operational risks in the future, including those relating to any security breaches.

Annual Report 2014	333

Shareholder Information

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue states. We continue to face a host of cyber threats and as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects.

Procedure and policy compliance

We also manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects.

Further, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

We may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorised access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us

Our businesses and our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by Santander UK and Banco Santander, S.A), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to our businesses and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of the competitive advantages that we believe our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. For further description of our risk management policies see the Risk Review on pages 25 to 144. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could have a material adverse effect on our operating results, financial condition and prospects.

Competition with other financial institutions could adversely affect us

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and the recent financial crisis continues to reshape the banking landscape in the UK, particularly the financial services and mortgage markets, reinforcing both the importance of a retail deposit funding base and the strong capitalisation of an institution. Lenders have moved increasingly towards a policy of concentrating on the highest quality customers and there is strong competition for these customers. The supply of credit is more limited for those potential customers without a large deposit or good credit history.

We expect competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. In particular, the Independent Commission on Banking (the ‘ICB’), chaired by Sir John Vickers, recommended that steps be taken to increase competition in the personal and small business banking sector (including, for example, strengthening the objectives of the Financial Conduct Authority (the ‘FCA’) (as successor to the FSA) for the role of conduct supervision, such that it is obliged to regulate in a manner which promotes competition). On 19 December 2011, HM Treasury published its response to the ICB report, agreeing with the majority of the ICB’s recommendations. The Financial Services Act 2012 has amended the FSMA with effect from 1 April 2013 to include in the FCA’s operational objectives the objective of promoting effective competition in the interests of consumers in the markets for regulated financial services. A strong political and regulatory will to foster consumer choice in retail financial

334	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

services could lead to even greater competition in the UK personal and small business banking sectors (for further detail, see the section on competition under the Risk Factor entitled ‘We are subject to substantial regulation and government oversight which could adversely affect our business and operations’ on page 337).

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

If financial markets remain unstable, financial institution consolidation may continue. Financial institution consolidation could also result from the UK Government disposing of its stake in those financial institutions it currently controls. Such consolidation could adversely affect our operating results, financial condition and prospects. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as supermarkets, department stores and technology firms, and generally from other loan or credit providers.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services will be responsive to customer demands or successful once they are offered to our customers, or that they will be successful in the future. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the UK market, we will be exposed to new and potentially increasingly complex risks, including conduct risk and development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be sufficient or adequate to enable us to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect our operating results.

Further, our customers may raise complaints and seek redress if they consider that they have suffered loss from our products and services; for example, as a result of any alleged misselling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to the risk of potential legal action by our customers and intervention by our regulators. For further detail on our legal and regulatory risk exposures, please see the Risk Factor entitled ‘We are exposed to risk of loss from legal and regulatory proceedings’ on page 339 and the Risk Factor entitled ‘Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints’ on page 340.

Any or all of the above factors, individually or collectively, could have a material adverse effect on us.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and can continue to, negatively impact our operating results, financial condition and prospects. We cannot be sure that we will be able to effectively control the level of impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies.

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

If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us
Interest rates payable on a significant portion of our outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the Bank of England base rate. As a result borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at relatively low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates.

Annual Report 2014	335

Shareholder Information

Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for us.

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on us

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

The value of the collateral, including real estate, securing our loans may not be sufficient, and we may be unable to realise the full value of the collateral securing our loan portfolio

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the UK’s economy. Our residential mortgage loan portfolio is one of our principal assets, comprising 79 per cent. of our loan portfolio as of 31 December 2014. As a result, we are highly exposed to developments in the residential property market in the UK.

The housing market has performed stronger than anticipated in 2014, with an increase in both house prices and the volume of property transactions. However, these increases have not so far resulted in strong growth in net mortgage lending in the market. Any further increase in house prices may be limited by the high level of prices relative to household earnings given the continued weakness seen in real earnings growth. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

The value of the collateral securing our loan portfolio may also be adversely affected by force majeure events such as natural disasters like floods or landslides. Any force majeure event may cause widespread damage and could have an adverse impact on the economy of the affected region and may therefore impair the asset quality of our loan portfolio in that area.

We may also not have sufficiently up-to-date information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our operating results, financial condition and prospects.

We have a core strategy to develop our operations organically and through acquisitions, but if we are unable to manage such development effectively, this could have an adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic development, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic development objectives. Challenges that may result from our strategic development decisions include our ability to:

>	manage efficiently our operations and employees of expanding businesses;
>	maintain or grow our existing customer base;
>	assess the value, strengths and weaknesses of investment or acquisition candidates;
>	finance strategic opportunities, investments or acquisitions;
>	fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy;
>	align our current information technology systems adequately with those of an enlarged group;
>	apply our risk management policy effectively to an enlarged group; and
>	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage our development effectively, including any or all of the above challenges associated with our development plans, could have a material adverse effect on our operating results, financial condition and prospects.

From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms or at all. Furthermore preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies such as legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialise. In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

336	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

Goodwill impairments may be required in relation to acquired businesses

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect our regulatory capital. Whilst no impairment of goodwill was recognised in 2013 or 2014, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations

Supervision and new regulation

As a financial institution, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the European Union and each other location in which we operate, including in the United States. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB (following the introduction of the Single Supervisory Mechanism in November 2014). The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws and regulations by regulators are also subject to change. Extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, Latin America and other jurisdictions, and new regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

During recent periods of market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision has been maintained by the PRA and the FCA (as successor regulatory authorities to the FSA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect our competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to capital requirements, including leverage and TLAC requirements (and the MREL), liquidity risk management and also the UK Government’s introduction of the bank levy. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

Banking Reform

On 18 December 2013, the Banking Reform Act was enacted. Among other things, the Banking Reform Act either directly, or through amendments to FSMA:

>

provides HM Treasury and the PRA powers to implement the ICB recommendations including by introducing requirements for ring-fencing of core retail banking activities pursuant to which UK banks that undertake significant retail deposit taking activities (including us) will be required to place these deposit taking activities into a ring-fenced bank;

>	introduces a Senior Managers Regime and Certification Regime, replacing the Approved Persons Regime established under FSMA (as amended by the Financial Services Act 2012);
>	introduces a new criminal offence for reckless misconduct in the management of a bank;
>	establishes a new Payment Systems Regulator; and
>

amends the Banking Act 2009 (the ‘Banking Act’) to include a bail-in stabilisation power forming part of the special resolution regime (see the Risk Factor entitled ‘Bail-in and write-down powers under the Banking Reform Act and the BRRD’ on pages 341 and 342 for further detail).

Secondary legislation setting out the scope of the ring fence required by the Banking Reform Act was adopted in 2014, and the PRA and the FCA are currently developing their rules in relation to the ring-fencing requirements. In January 2015, affected banks submitted preliminary plans for ring-fencing to the PRA and the FCA in response to their consultation paper on legal structure, governance and the continuity of services and facilities. Further consultations containing key details of the regime are expected in late 2015, with final rules anticipated in 2016. As the regulatory framework is still being developed, there remain key uncertainties around the final scope and effect of the requirements and, consequently, as to the specific effect on us, including in relation to the scope of permissible intragroup exposures. Consequently, it is too early to assess the full impact of the Banking Reform Act and any ancillary secondary legislation. However, it is expected that changes to our structure and business, for example, will be necessary for us to comply with the Banking Reform Act, and such changes could have an adverse effect on our operating results, financial condition and prospects.

Further detail on the potential risks posed by the Banking Reform Act can be found in the Risk Factors entitled ‘The Banking Act may adversely affect our business’ and ‘Bail-in and write-down powers under the Banking Act and the BRRD’.

Annual Report 2014	337

Shareholder Information

European Structural Reform

On 29 January 2014, the European Commission (the ‘Commission’) published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking activities and a ban on proprietary trading. The proposal currently contemplates that Member States that have already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the Commission that such local legislation meets the objectives and requirements set out in the EU proposal. On 7 January 2015, the European Parliament’s Committee on Economic and Monetary Affairs published a draft report proposing amendments to the Commission’s proposal, including a proposed removal of the derogation. The Commission proposal envisages that the draft Regulation will be adopted by June 2015 and that the separation requirements will become effective on 1 July 2018. The adoption of this proposal in its current, or in an amended, form may require further changes to our structure and business and could require us to modify our plans in connection with compliance with the Banking Reform Act.

US Regulation

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Abbey National Treasury Services plc became provisionally registered as a swap dealer with the CFTC on 4 November 2013. Although many significant regulations applicable to swap dealers are already in effect, some of the most important rules, such as margin requirements for uncleared swaps, have not yet been implemented and we continue to assess how compliance with these new rules will affect our business.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which would include Santander UK in relation to its residential mortgage-backed securities programmes, to retain 5 per cent. of the credit risk of the assets subject to the securitisation. At a general level, the rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5 per cent. (measured by fair value) of the most subordinated interest in the securitisation, or 5 per cent. (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions. The final rule will take effect for residential mortgage-backed securities transactions on 24 December 2015, and on 24 December 2016 for other securitisation transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including Santander UK, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the United States. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. On 10 December 2013, the US bank regulators issued final regulations implementing the Volcker Rule, and the Federal Reserve also issued an order extending the conformance period for all banking entities until 21 July 2015. On 18 December 2014 the US Federal Reserve announced an additional extension of the conformance period that would give banking entities until 21 July 2016 to conform investments in and relationships with covered funds and foreign funds that may be subject to the Volcker Rule and that were in place prior to 31 December 2013,and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the applicable conformance period. We are assessing how the final implementing regulations for the Volcker Rule will affect our businesses and have been developing and implementing plans to bring affected businesses into compliance.

Each of these aspects of the Dodd-Frank Act, as well as the changes in the US banking regulations, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry and, in particular, retail banking. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. Under the Enterprise Regulatory Reform Act 2013 the Office of Fair Trading (‘OFT’) and the Competition Commission were replaced by the Competition and Markets Authority (‘CMA’) on 1 April 2014. The CMA is now the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, the FCA will have new powers from 1 April 2015 to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK.

Following a market study and review, the CMA is currently undertaking a Market Investigation into competition in the personal current account and SME retail banking markets that has a statutory deadline of May 2016. Given the wide ranging powers available to the CMA, this investigation may result in significant industry-wide remedies. In addition, the FCA has recently undertaken, and is undertaking, a number of competition related studies and reviews. When it becomes operational on 1 April 2015 the Payments Systems Regulator will also have an objective and powers equivalent to those of the FCA to promote competition in the payments industry. The resolution of a number of issues, including regulatory reforms, investigations and reviews and court cases, affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to us has been reformed and reorganised and we are subject to any potential resulting uncertainty and changes to the UK regulatory regime in general

Under the Financial Services Act 2012, the UK Government introduced a range of structural reforms to UK financial regulatory bodies. As a result of those reforms, as of 1 April 2013, Santander UK’s primary micro-prudential supervisor is the PRA, while its conduct supervisor is the FCA. Key changes which took effect in 2014 included the transfer of consumer credit regulation to the FCA from the OFT on 1 April 2014, and the creation of the Payment Systems Regulator as an autonomous subsidiary of the FCA on 1 April 2014, which will take effect as an economic regulator from 1 April 2015.

338	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

Within the current regulatory framework Santander UK is subject to each regulator’s respective supervisory regimes and approaches, and any policy development, change or new regulation which may be brought in. In turn the UK regulatory framework is subject to amendment or change by the UK Government (as occurred following the 2010 General Election, when the FSA was abolished and replaced by the current PRA/FCA structure).

The Financial Services Act 2012 also established the FPC within the Bank of England responsible for macro-prudential regulation and with a statutory objective to contribute to the achievement by the Bank of England of its financial stability objective and otherwise supporting the UK Government’s economic policy. In addition to monitoring the stability of the UK financial system, the FPC may exercise its statutory powers to give directions or make recommendations to the PRA and/or FCA. While the FPC is not permitted to give directions or make recommendations in relation to a specific regulated institution, any such directions and/or recommendations could impact on the UK banking sector, which includes Santander UK.

Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy

Mortgage Lending

In December 2011, the FSA published a consultation paper that consolidated proposals arising out of its wide-ranging ‘mortgage market review’, which was launched in October 2009 to consider strengthening rules and guidance on, among other things, affordability assessments, product regulation, arrears charges and responsible lending.

The final rules in relation to the FCA Mortgage Market Review (‘MMR’) came into force on 26 April 2014. These rules require a number of material changes to the mortgages sales process both in terms of advice provision in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The new rules permit interest-only loans. However, there is a clear requirement for a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan).

The impact of the changes is now largely clear and in line with other lenders, the reforms presage a period of significant change for the mortgage lending business requiring changes to mortgage sales delivery systems, associated documentation and the risk assessment of prospective mortgage customers. We have implemented certain changes to implement the MMR requirements. However, there can be no assurance that we will not make any future changes to our mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not adversely affect us.

In March 2011, the Commission published a proposal for a directive on credit agreements relating to residential immovable property for consumers (the ‘Mortgage Credit Directive’). The Mortgage Credit Directive was published in the Official Journal on 28 February 2014 and must be implemented by Member States by 21 March 2016. The Mortgage Credit Directive requires, among other things, standard pre-contractual information, calculation of the annual percentage rate of charge in accordance with a prescribed formula, and a right of the borrower to make early repayment. HM Treasury and the FCA each published consultations in September 2014 on the necessary legislation and rules required to implement the Mortgage Credit Directive in the UK. They have indicated that they intend to adopt final versions of the necessary legislation and rules by the end of March 2015, and HM Treasury published a consultation response and final draft legislation in January 2015. Until the UK implementing legislation is adopted and the FCA rules are finalised, it is not certain what effect the adoption and implementation of the Mortgage Credit Directive will have on our mortgage business. As a result, we may be required to make further changes to our mortgage lending business to comply with the reforms and such reforms could therefore have an adverse effect on our operating results, financial condition and prospects.

Consumer Credit

On 1 April 2014, consumer credit regulation (which includes regulation of new and existing second charge mortgages), was transferred from the OFT to the FCA in accordance with the provisions under the Financial Services Act 2012. Firms that held an OFT licence and had registered with the FCA by 31 March 2014, including the Company, have been granted an interim permission under the new regime and must apply to the FCA for full authorisation during an application period notified by the FCA. Under the new regime: (i) carrying on certain credit-related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval; and (ii) the FCA has the power to make rules providing that contracts made in contravention of its rules on cost and duration of credit agreements, or in contravention of its product intervention rules, are unenforceable. If the Company is not granted full authorisation by the FCA, or if the FCA were to impose certain conditions attached to such authorisation, this could have an adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including inappropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could result in claims against us or subject us to regulatory enforcement actions, fines and/or penalties. The current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

>

the Bank of England, the PRA and the FCA, HM Treasury, HM Revenue & Customs (‘HMRC’), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (‘FOS’) or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion;

>

the alleged misselling of financial products, such as Payment Protection Insurance (‘PPI’), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, results in Enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products;

>

we hold accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office, regulators in the US and elsewhere. We are not currently subject to any investigation into us as a result of any such enquiries, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation; and

>	we may be liable for damages to third parties harmed by the conduct of our business.

Annual Report 2014	339

Shareholder Information

We are from time to time subject to certain claims and party to certain legal proceedings in the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the European Union and the United States, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims and legal proceedings. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA now have a more outcome-focused regulatory approach than their predecessor the FSA. This involves more proactive enforcement and more punitive penalties for infringement. As a result, we and other PRA and/or FCA-authorised firms face increased supervisory intrusion and scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of their regulatory obligations are likely to face more stringent penalties.

In particular, the FCA has a strong focus on consumer protection, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified.

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

Under the Financial Services Act 2010, the FCA has the power to require authorised firms, including us, to establish a customer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including misselling.

In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the misselling of PPI. In August 2010, the FSA published a policy statement entitled ‘The assessment and redress of Payment Protection Insurance complaints’ (the ‘Policy Statement’). The Policy Statement contained rules which altered the basis on which regulated firms (including the Company and certain members of our group) must consider and deal with complaints in relation to the sale of PPI and potentially increased the amount of compensation payable to customers whose complaints are upheld. A legal challenge of these rules by the British Bankers’ Association was unsuccessful. In light of this and the consequential increase in claims levels we performed a detailed review of our provision requirements in the first half of 2011 and, as a result, revised our provision for PPI complaint liabilities to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011. No additional provisions were made for PPI in 2012 or in 2013. In 2014, a total charge of £140m, including related costs, was made for further conduct remediation. Of this, £95m related to PPI, following a review of recent claims activity, which indicated that claims are now expected to continue for longer than originally anticipated. The FCA has announced that it will gather evidence on current trends in PPI to assess the current process for PPI complaints. It will consider whether any new intervention is necessary and report on the matter in the summer of 2015.

Given the above, the ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the implementation of the Policy Statement, the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provision we have made relating to these claims. More generally, we can make no assurance that our estimates for potential liabilities, based on the key assumptions we used, are correct, and the reserves taken as a result may prove inadequate. If we were to incur additional expenses that exceed provisions for PPI liabilities or other provisions, these expenses could have a material adverse effect on our operating results, financial condition and prospects. For further information about the provisions for PPI complaint liabilities and other conduct remediation see Note 36 to our Financial Statements.

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

340	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the ‘Order’) was made on 16 December 2013 and came into force on 1 January 2014. The Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were made against us under this Order, any response published or action taken by the FCA could have a material adverse effect on our operating results, financial condition and prospects.

The Banking Act may adversely affect our business

The Banking Act came into force on 21 February 2009. The special resolution regime set out in the Banking Act provides HM Treasury, the Bank of England, the PRA and the FCA (and their successor bodies) with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

In addition, pursuant to recent amendments made to the Banking Act, which came into force on 1 August 2014, provision has been made for, various tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. Secondary legislation specifies that the Banking Act powers can be applied to investment firms that are required to hold initial capital of €730,000 and to certain UK incorporated non-bank companies in our group.

If an instrument or order were made under the Banking Act in respect of the Company, such instrument or order (as the case may be) may (among other things): (i) result in a compulsory transfer of shares or other securities or property of the Company; (ii) impact on the rights of the holders of shares or other securities in the Company or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of the Company’s shares and/or other securities. In addition, such an order may affect matters in respect of the Company and/or other aspects of the Company’s shares or other securities, which may negatively affect the ability of the Company to meet its obligations in respect of such shares or securities.

Further, amendments to the Insolvency Act 1986 and secondary legislation have introduced changes to the treatment and ranking of certain debts with the result that certain eligible deposits will rank in priority to the claims of ordinary (i.e. non-preferred) unsecured creditors in the event of an insolvency. This may negatively affect the ability of the Company to meet its obligations in respect of its unsecured creditors in an insolvency scenario.

Bail-in and write down powers under the Banking Act and the BRRD

The Banking Reform Act as of 31 December 2014 amended the Banking Act to introduce a UK ‘bail-in power’. On 6 May 2014, the EU Council of the European Union adopted the BRRD, which contains a similar bail-in power and requires Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured debt claims to equity (subject to certain parameters). The BRRD provides that resolution authorities shall not exercise these write down or conversion powers in relation to secured liabilities. The UK Government decided to implement the BRRD bail-in power from 1 January 2015 (with the exception of provisions requiring contractual recognition of UK bail-in powers in foreign law governed liabilities which will be implemented through FCA and PRA rules between February 2015 and 1 January 2016) and has introduced secondary legislation which came into force on 1 January 2015 to amend the UK bail-in power to implement the BRRD.

The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act to enable them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order, which is based on the principle that such creditors should receive no less favourable treatment than they would have received, had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a UK bank under resolution and the power to convert certain liabilities from one form to another. The conditions for use of the UK bail-in power are generally that (i) the regulator determines the relevant UK bank is failing or likely to fail; (ii) it is not reasonably likely that any other action can be taken to avoid such a UK bank’s failure; and (iii) the relevant UK resolution authority determines that it is in the public interest to exercise the bail-in power. Certain liabilities are excluded from the scope of the bail-in powers, including liabilities to the extent that they are secured.

According to the Banking Act, as well as similar principles in the BRRD, the relevant UK resolution authority should have regard to the insolvency treatment principles when exercising the UK bail-in power. The insolvency treatment principles are that (i) the exercise of the UK bail-in power should be consistent with treating all liabilities of the bank in accordance with the priority that they would enjoy on a liquidation and (ii) any creditors who would have equal priority on a liquidation should bear losses on an equal footing with each other. HM Treasury may, by order, specify further matters or principles to which the relevant UK resolution authority must have regard when exercising the UK bail-in power. These principles may be specified in addition to, or instead of the insolvency treatment principles. If the relevant UK resolution authority departs from the insolvency treatment principles when exercising the UK bail-in power, it must report to the Chancellor of the Exchequer stating the reasons for its departure.

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of our group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. The occurrence of circumstances in which bail-in powers would need to be exercised in respect of us would likely have a negative impact on our business.

Annual Report 2014	341

Shareholder Information

The BRRD also contains a mandatory write down power which requires Member States to grant powers to resolution authorities to recapitalise institutions and/or their EEA parent holding companies that are in severe financial difficulty or at the point of non-viability by permanently writing down Tier 1 or Tier 2 capital instruments issued by such institutions and/or their EEA parent holding companies, or converting those capital instruments into shares. The mandatory write down provision has been implemented in the UK through the Banking Act. Before determining that any institution has reached a point of non-viability (and accordingly, before taking any form of resolution action or applying any resolution power set out in the BRRD), the UK resolution authorities have the power (and are obliged when specified conditions are determined to have been met) to write down, or convert Tier 1 and Tier 2 capital instruments issued by that institution into CET1 capital instruments. These measures could be applied to certain of our debt securities; the occurrence of circumstances in which write down powers would need to be exercised in respect of us would be likely to have a negative impact on our business.

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. If used in respect of us or our holding company, these ex ante powers could have a negative impact on our business.

We are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (‘FSCS’) was established under FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a PRA or FCA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA or the FCA, including the Company and other members of our group.

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. It is expected that the substantial majority of the principal will be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient, and, to the extent that there remains a shortfall, is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14, and we made a first capital contribution in August 2013. The second instalment was in scheme year 2014/15, and we made a second capital contribution in August 2014. For the year ended 31 December 2014, we charged £91m to the income statement in respect of the costs of the FSCS.

In the event that the FSCS raises further funds from authorised firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to us may have a material adverse effect on our operating results, financial condition and prospects. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution and has preferred status over an institution’s other creditors.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, in July 2013, the Council of the European Union announced its intention that revisions to the EU Deposit Guarantee Scheme Directive should be adopted by the end of 2013. The recast EU Deposit Guarantee Scheme Directive (the ‘DGSD’), which was published in the Official Journal on 12 June 2014 and entered into force on 2 July 2014, introduced a tighter definition of deposits and includes a requirement that the Deposit Guarantee Scheme pay customers within a week and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. These revisions are likely to affect the methodology employed by the FSCS for determining levies on institutions. In addition, the DGSD also requires Member States to ensure that by 3 July 2014 the available financial means of deposit guarantee schemes reach a minimum target level of 0.8 per cent. of the covered deposits of their members and requires deposit guarantee schemes to be ex-ante funded. In October 2014, the PRA published a consultation paper on the implementation of the DGSD. In its consultation paper, the PRA confirmed the UK Government’s announced intention to use the existing bank levy to meet the ex-ante funding requirements in the DGSD. Changes as a result of this may affect the profitability of the Company (and other members of our group required to contribute to the FSCS).

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for members of our group. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, we may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

We may fail to detect or prevent money laundering and other financial crime activities due to not correctly identifying our financial crime risks and failing to implement effective controls to mitigate those risks. This could expose us to heavy fines, additional regulatory scrutiny, increased liability and reputational risk.

We are obligated to comply with applicable anti-money laundering (‘AML’), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include AML training for our staff, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by the Suspicious Activity Reporting Unit.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

342	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and financial crime related activities. These require implementation and embedding within the business effective controls and monitoring which require on-going changes to systems and operational activities. Financial crime is continually evolving, and the expectation of regulators is increasing. This requires similarly proactive and adaptable responses from us so that we are able to effectively deter threats and criminality. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by spotting such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. Where we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach.

Where we are unable to fully comply with applicable laws, regulations and expectations our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day to day supervision by external consultants and ultimately the revocation of our banking licence.

The reputational damage to our business and global brand would be severe if we were found to have breached AML or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

Changes in taxes and other assessments may adversely affect us

The tax and other assessment regimes to which our customers and we are subject are regularly reformed, or subject to proposed reforms. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which may be earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

The following paragraphs discuss three major reforms (the Bank Levy, FATCA and possible future changes in the taxation of banking groups in the European Union) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banks, including the Company.

Bank Levy

HM Treasury introduced an annual UK bank levy (the ‘Bank Levy’) via legislation in the Finance Act 2011. The Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to us. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities. The UK Government intends that the Bank Levy should raise at least £2.5bn each year. To offset the shortfall in Bank Levy receipts, and also to take account of the benefit to the banking sector of reductions in the rate of corporation tax, the rate of the Bank Levy was increased on 1 January 2012 and again on 1 January 2013. In December 2013, it was further announced that on 1 January 2014, the rate of the Bank Levy would rise to 0.156 per cent. in order to raise an estimated £2.7bn between 2014 and 2015 and an estimated £2.9bn each year between 2015 to 2016.

FATCA

Sections 1471 through 1474 of the US Internal Revenue Code of 1986 (‘FATCA’) impose a reporting regime and potentially a 30 per cent. withholding tax with respect to certain payments to any non-US financial institution (a ‘foreign financial institution’ or ‘FFI’ (as defined by FATCA)) that (i) does not become a ‘Participating FFI’ by entering into an agreement with the US Internal Revenue Service (the ‘IRS’) to provide the IRS with certain information in respect of its account holders and investors; or (ii) is not otherwise exempt from or in deemed compliance with FATCA. The Company and Abbey National Treasury Services plc are classified as FFI’s.

Final regulations implementing FATCA were enacted in 2013. The new reporting and withholding regime will be phased in over time. Withholding began on 1 July 2014 for certain payments from sources within the United States and it will begin on 1 January 2017 for payments of gross proceeds on assets that could generate US source dividend or interest and as early as 1 January 2017 for ‘foreign passthru payments’ (a term not yet defined).

The United States and the UK have entered into an agreement for the implementation of FATCA (the ‘US-UK IGA’) under which the Company and Abbey National Treasury Services plc will be treated as Reporting Financial Institutions (as defined therein). We do not anticipate that these entities will be required to deduct any tax under FATCA from payments on the securities that we issue. Each relevant member of the our group subject to the US-UK IGA will, however, need to comply with certain due diligence and reporting requirements to HMRC. There can be no assurance that any such member of our group will be treated as a Reporting Financial Institution or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products.

Further, additional rules similar to FATCA have been implemented in other jurisdictions and the UK has entered into information sharing agreements based on FATCA with its Crown Dependencies and Overseas Territories. The Crown Dependency and Gibraltar agreements are reciprocal and will require UK Financial Institutions to identify customers who are tax residents of the Crown Dependencies and Gibraltar (and vice versa). The commencement date for these agreements was the same as for FATCA i.e., 1 July 2014.

Similarly, the Organisation for Economic Co-operation and Development (‘OECD’) has developed a draft common reporting standard and model competent authority agreement to enable the multilateral, automatic exchange of financial account information. Under the OECD Common Reporting Standard (‘CRS’) Financial Institutions will be required to identify and report the tax residence status of customers in the 90 plus countries that have endorsed the plans. 58 countries have committed to be early adopters going live in 2016. The required systemic solutions to meet this multilateral context require significant lead times to build and implement.

Unlike FATCA, CRS does not include a potential withholding element. Therefore our main risks are reputational and commercial.

Annual Report 2014	343

Shareholder Information

European Taxation

As of 1 August 2012, pursuant to the French amending finance law for 2012, a financial transaction tax in France was introduced (the ‘French Financial Transaction Tax’). The French Financial Transaction Tax is set to be imposed on certain transactions, referenced to, or in relation with, French listed shares where the relevant issuer’s stock market capitalisation exceeds one billion euro. The French Financial Transaction Tax rate is 0.2 per cent. of the sale price of the transaction.

Similarly, on 24 December 2012, pursuant to paragraphs 491 to 500 of Article 1 of the Italian Law 288, a financial transaction tax in Italy was introduced (the ‘Italian Financial Transaction Tax’). The Italian Financial Transaction Tax commenced on 1 March 2013 for transactions in Italian equity instruments from 1 July 2013 for Italian equity derivatives. The Italian Financial Transaction Tax rate is between 0.12 per cent. and 0.22 per cent. of the sale price of the transaction reducing to between 0.2 per cent. and 0.1 per cent., respectively, from 1 January 2014.

On 14 February 2013, the Commission published a proposal (the ‘Commission Proposal’) for a Directive for a common system of financial transactions taxes (‘EU Financial Transaction Tax’ or ‘FTT’) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the ‘Participating Member States’). Under the Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally it would apply to certain dealings in securities where at least one party to the transaction is a financial institution established in a Participating Member State. A financial institution may be, or may be deemed to be, ‘established’ in a Participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a Participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in a Participating Member State. Whilst the UK is not a Participating Member State, the directive proposals are broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States. We are still assessing the proposals to determine the likely impact on us.

A joint statement issued in May 2014 by ten of the eleven Participating Member States indicated an intention to implement the FTT progressively, such that it would initially apply to shares and certain derivatives, with this initial implementation occurring by 1 January 2016. Such an FTT initial implementation may not apply to dealings in shares. The FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation. Additional Member States may decide to participate. Banco Santander, S.A. is still assessing the proposal and the likely impact on us.

Changes in our pension liabilities and obligations could have a materially adverse effect on us

We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. We are the principal employer under these schemes, but we have only limited control over the rate at which we pay into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees, although if they cannot agree, such rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.

The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension plans where that employer is a service company, or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within our group are service companies, if they become insufficiently resourced, other companies within our group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company that is connected with or an associate of such employer in circumstances where the Regulator considers it reasonable to issue. The risk of a contribution notice being imposed may inhibit our freedom to restructure or to undertake certain corporate activities.

In a judgment handed down on 18 December 2013, the UK High Court has held that, where multiple group companies are potential targets for the Pensions Regulator’s power to issue contribution notices, the aggregate total of the contributions required by those notices was not limited to the amount required to fully fund the deficit in the relevant pension scheme under section 75 of the Pensions Act 1995 (‘Section 75’). Although such a limit still applies in relation to a single contribution notice, this judgment means that, where there is more than one target for the Pensions Regulator’s powers, each of the contribution notices it could issue to those targets can be for the full amount of the Section 75 funding deficit and, further, the scheme may, under such multiple contribution notices, recover more than the actual or notional employer debt, potentially creating a surplus for the scheme. The UK High Court’s decision reopens the issue of schemes having a superior priority position over other creditors and further legal developments are expected as a result of the December 2013 judgement.

Should the value of assets to liabilities in respect of the defined benefit schemes operated by us record a deficit, due to a reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in us having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce the Company’s capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with us before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them. Our principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustee Limited (the ‘Pension Scheme Trustee’), a wholly-owned subsidiary of the Company. As at 31 December 2014, the Pension Scheme Trustee had 14 directors, comprising seven Santander UK appointed directors and seven member-elected directors. Investment decisions are delegated by the Pension Scheme Trustee to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by seven Pension Scheme Trustee directors, four appointed by the Company and three by the Pension Scheme Trustee. The Pension Scheme Trustee directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK group Pension Scheme and not that of the Company. Any increase in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

344	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require us to make changes to its structure and business which could have an impact on our pension schemes or liabilities. For a discussion of the ICB’s recommendations see ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’ on pages 337 and 338.

Damage to our reputation could cause harm to our business prospects

Maintaining a positive reputation is critical to us attracting and maintaining customers, investors and employees and conducting business transactions with counterparties. Damage to our reputation, the reputation of Banco Santander, S.A. (as the majority shareholder in the Company), the reputation of affiliates operating under the ‘Santander’ brand or any of our other brands or the reputation of the UK or Spain could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct, litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift towards increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more transactions, obligations and interests with and among our customers. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial condition

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial condition, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, goodwill impairment, provision for conduct remediation and pensions.

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

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to reasonably assure that information required to be disclosed by us in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. We adopted the Committee of Sponsoring Organisations of the Treadway Commission internal control – integrated framework with effect from 15 December 2014, replacing the previous framework. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

There are however inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Annual Report 2014	345

Shareholder Information

Changes in accounting standards could impact reported earnings

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

We rely on third parties for important infrastructure support, products and services

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct business. Replacing these third party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We rely upon certain outsourced services (including information technology support, maintenance and consultancy services in connection with Partenon) provided by certain other members of the Banco Santander group.

English law applicable to public companies and financial groups and institutions, as well as our articles of association, provide for several procedures designed to ensure that the transactions entered into, with or among our financial subsidiaries, do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder). Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favour.

Different disclosure and accounting principles between the UK and the United States may provide you with different or less information about us than you expect

There may be less publicly available information about us than is regularly published about companies in the United States. Issuers of securities in the UK are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with a relatively more developed capital market, including the United States. While we are subject to the periodic reporting requirements of the Exchange Act, we are not subject to the same disclosure requirements in the United States as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to holders of securities of a US company and may be reported in a manner that you are not familiar with.

Risks concerning enforcement of judgements made in the United States

The Company is a public limited company registered in England and Wales. With the exception of one director, all of the Company’s directors live outside the United States. As a result, it may not be possible to serve process on such persons in the United States or to enforce judgements obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the United States or any state thereof. The Directors’ Report on pages 182 to 187 and the Strategic Report on pages 2 to 24 of our 2014 Annual Report (together the ‘Reports’) have been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with those Reports shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 182 to 187 and the Strategic Report on pages 2 to 24 of our 2014 Annual Report. Under this safe harbour, the Directors would only be liable to the Company (and not to any third party) if either or both Reports contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact.

346	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

Contact and other information

Santander UK registered office, principal office and investor relations department

2 Triton Square Regent’s Place London NW1 3AN	Phone number: 0870-607-6000

Designated agent

The designated agent for service of process on Santander UK in the United States is Abbey National Treasury Services plc (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901.

Santander Shareholder Relations

2 Triton Square Regent’s Place London NW1 3AN	Phone numbers: 0871-384-2000 +44 (0) 121-415-7188 (outside the UK)	Email: shareholders@santander.com

Other information

Documents on display

The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and other related documents with the US Securities and Exchange Commission. These documents may be inspected by US investors at the US Securities and Exchange Commission’s public reference rooms, which are located at 100 F Street NE, Room 1580, Washington, DC 20549-0102. Information on the operation of the public reference rooms can be obtained by calling the US Securities and Exchange Commission on +1-202-551-8090 or by looking at the US Securities and Exchange Commission’s website at www.sec.gov.

Legal proceedings

Santander UK is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Santander UK. See Notes 35 and 37 to the Consolidated Financial Statements.

Material contracts

Santander UK is party to various contracts in the ordinary course of business. For the three years ended 31 December 2014 there have been no material contracts entered into outside the ordinary course of business.

Audit fees

See Note 8 to the Consolidated Financial Statements.

Profit on sale of subsidiaries

No profits arose on sales of Santander UK group undertakings during the three years ended 31 December 2014.

Significant acquisitions and disposals

The results were not materially affected by acquisitions and disposals during the three years ended 31 December 2014.

Accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

Annual Report 2014	347

Shareholder Information

Glossary of financial services industry terms

Term	Definition
1I2I3 World customer

A customer who holds one or more of the following products: 1I2I3 Credit Card, 1I2I3 Current Account, 1I2I3 Graduate Current Account, 1l2l3 Student Current Account, 1l2l3 Postgraduate Current Account, 1l2l3 Mini Current Account and 1I2I3 Mini Account (in Trust). Trustees are not classed as 1I2I3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

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

UK Bank Levy

The levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Banking net interest margin	Net interest income divided by average customer assets.
Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel III

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

Business Banking	Enterprises with a turnover of up to £250,000 per annum.

Collateralised Loan Obligation (‘CLO’)	A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
Collectively assessed loan impairment provisions

Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. See ‘Impairment of financial assets’ in Note 1 ‘Accounting Policies’ to the Consolidated Financial Statements.

Commercial Paper

An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.

Commercial Real Estate

Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages and industrial properties.

Common Equity Tier 1 (‘CET 1’) capital	Called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13.

CET 1 capital ratio	Common Equity Tier 1 capital as a percentage of risk weighted assets.

Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.

Core Tier 1 capital

Called up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the PRA.

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.
Corporate customer satisfaction

The Charterhouse UK business banking survey is an on-going telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. Data based on 5,733 interviews in year ended 30 September 2014 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds TSB and NatWest.

Corporates	Include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

Cost-to-income ratio	Operating expenses as a percentage of total income.

Coverage ratio

Impairment loss allowances as a percentage of total non-performing loans and advances. See non-performing loans and advances tables in the Risk Review for industry specific definitions of individual products.

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

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

348	Santander UK plc

Risk Elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolios	US investors	Association

Term	Definition
Credit risk spread

The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (‘CVA’)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Capital Requirements Directive IV (‘CRD IV’)	An EU legislative package covering prudential rules for banks, building societies and investment firms.

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

Deposits by banks

Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short-term deposits. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Banks, Trading Liabilities or Financial Liabilities designated at Fair Value.

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

Discount Window Facility (‘DWF’)

A Bank of England bilateral facility designed to address short-term liquidity requirements without distorting banks’ incentives for prudent liquidity management. Eligible banks and building societies may borrow gilts, for 30 or 364 days, against a wide range of collateral in return for a fee, which varies with the collateral used and the total size and maturity of borrowings.

Dividend payout ratio

Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on preference shares and AT1 dividend. The payment of each dividend is subject to regulatory approval.

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

Annual Report 2014	349

Shareholder Information

Term	Definition
Financial Services Compensation Scheme (‘FSCS’)

The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (‘FSMA’) 2000. The FSCS can pay compensation to customers if a UK PRA authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA, including Santander UK plc and other members of the Santander UK group.

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

Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.

Impairment allowance (Loan impairment provisions)

An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss in the lending book. An impairment loss allowance may either be identified or unidentified and individual or collective.

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

Internal Capital Adequacy Assessment Process (‘ICAAP’)

The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s risk appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.

Internal ratings-based approach (‘IRB’)

The Santander UK group’s method, under CRD IV framework, of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters. It is a more sophisticated technique in credit risk management.

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.

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

Liquidity Coverage Ratio (’LCR’)

The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and ideally be central bank eligible. The Basel III rules require this ratio to be at least 100%.

Loan loss rate	Defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

350	Santander UK plc

Risk Elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolios	US investors	Association

Term	Definition
Loan-to-deposit ratio	Loan-to-deposit ratio is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Loan to value ratio (‘LTV’)

The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loss Given Default (‘LGD’)

The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process.

Loyal customers	Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

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

Non-performing loans (‘NPLs’)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Credit risk management – risk measurement and control’ in the Risk Review.

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

Pillar 2

The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3

The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.

Potential problem loans

Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

Prime/prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments	Equity holdings in operating companies not quoted on a public exchange.

Regulatory capital

The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.

Prudential Regulation Authority (’PRA’)

The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.

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

Annual Report 2014	351

Shareholder Information

Term	Definition
Residential Mortgage-Backed Securities (‘RMBS’)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Retail customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 12 months ended 31 December 2014 and compared against 12 months ending data for the period as indicated. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds Bank (including Lloyds TSB) and NatWest. Previously this data was reported on a rolling three month basis.

Retail IRB approach

The Santander UK group’s internal method of calculating credit risk capital requirements for its key retail portfolios. The FSA approved the Santander UK group’s application of the Retail IRB approach to the Santander UK group’s credit portfolios with effect from 1 January 2008.

Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.

Return on average tangible equity	The profit attributable to ordinary shareholders divided by average shareholders’ equity, less preference shares and intangible assets (including goodwill).
Risk appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.

Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

Securitisation

A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Small and medium enterprises (‘SMEs’)	Enterprises with a turnover of between £250,000 and £50m per annum.

Standardised approach

In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see ‘IRB’ above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stress testing	Stress testing is a management tool that facilitates a forward looking perspective on risk management, strategic planning, capital and liquidity & funding planning.

Structured entity

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

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.

Tier 1 capital

A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio	The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital

Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Total operating income

Total operating income comprises net interest and similar income, net fee and commission income and net trading and other income, as described in Notes 3, 4 and 5, respectively, of the Consolidated Financial Statements.

Trading book

Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.

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

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

352	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

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

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on Santander UK’s behalf. Some of these factors, which could affect the Santander UK group’s business, financial condition and/or results of operations, are considered in detail in the Risk Review and the Risk Factors section in the Shareholder Information section and they include:

>	the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel;
>	the disruptions and volatility in the global financial markets;
>	the effects of UK economic conditions;
>	Santander UK’s exposure to UK political developments;
>	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit Santander UK’s operations;
>	the extent to which liquidity requirements and any changes to these requirements may limit Santander UK’s operations;
>	Santander UK’s exposure to UK Government debt;
>	the effects of the ongoing economic and sovereign debt tensions in the eurozone;
>	Santander UK’s exposure to risks faced by other financial institutions;
>	Santander UK’s ability to access liquidity and funding on acceptable financial terms;
>	the effects of an adverse movement in external credit rating assigned to the Santander UK group, any Santander UK group member or any of their respective debt securities;
>	the effects of fluctuations in interest rates and other market conditions;
>	the extent to which Santander UK may be required to record negative fair value adjustments for its financial assets due to changes in market conditions;
>	the risk of failing to successfully implement and continue to improve Santander UK’s credit risk management systems;
>	the risks associated with Santander UK’s derivative transactions;
>	the extent to which Santander UK may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security;
>	the risk of failing to effectively improve or upgrade Santander UK’s information technology infrastructure and management information systems in a timely manner;
>	Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods;
>

the effects of competition, or intensification of such competition, in the financial services markets in which Santander UK conducts business and the impact of customer perception of Santander UK’s customer service levels on existing or potential business;

>

the various risks facing Santander UK as its expands its range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs);

>	Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient;
>	the extent to which Santander UK’s loan portfolio is subject to prepayment risk;
>

the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and Santander UK may be unable to realise the full value of the collateral securing its loan portfolio;

>

the ability of Santander UK to realise the anticipated benefits of its business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses;

>	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates;
>

Santander UK’s exposure to any potential uncertainly and changes to the UK regulatory regime as a result of the reform and reorganisation of the UK financial regulatory authorities and the UK regulatory framework;

>	the effects of any new reforms to the UK mortgage lending and the personal loans market;
>	Santander UK’s exposure to any risk of loss from legal and regulatory proceedings;
>

the power of the FCA, the PRA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues;

>	the effects which the Banking Act 2009 may have on Santander UK’s business;
>	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on Santander UK’s business;
>

the extent to which members of the Santander UK group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

>	the risk of third parties using Santander UK as a conduit for illegal or improper activities without Santander UK’s knowledge;
>	the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates;
>	the effects of any changes in the pension liabilities and obligations of Santander UK;
>	the effects of any changes to the reputation of the Santander UK group, any Santander UK group member or any affiliate operating under the Santander UK brands;
>

the basis of the preparation of the Company’s and the Santander UK group’s financial statements and information available about the Santander UK group, including the extent to which assumptions and estimates made during such preparation are accurate;

>	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud;
>	the extent to which changes in accounting standards could impact Santander UK’s reported earnings;
>	the extent to which Santander UK rely on third parties for important infrastructure support, products and services;
>	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates; and
>	Santander UK’s success at managing the risks to which it is exposed, including the items above.

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

Annual Report 2014	353

Shareholder Information

Selected financial data

The financial information set forth below for the years ended 31 December 2014, 2013 and 2012 and at 31 December 2014 and 2013 has been derived from the audited Consolidated Financial Statements of Santander UK plc (the ‘Company’) and its subsidiaries (together, the ‘Santander UK group’) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2011 and 2010, and at 31 December 2012, 2011 and 2010, has been derived from the audited Consolidated Financial Statements with adjustment for the adoption of IFRIC 21 of the Santander UK group for 2012, 2011 and 2010 not included in this Annual Report. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006. The auditor’s report on the Consolidated Financial Statements for each of the five years ended 31 December 2014 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the Santander UK group for the years ended 31 December 2014, 2013, 2012, 2011 and 2010 were audited by Deloitte LLP.

BALANCE SHEETS

	2014(1) US$m	2014 £m	2013(2) £m	2012(2) £m	2011(2) £m	2010 £m
Assets
Cash and balances at central banks	35,147	22,562	26,374	29,282	25,980	26,502
Trading assets	33,804	21,700	22,294	22,498	21,891	35,461
Derivative financial instruments	35,862	23,021	20,049	30,146	30,780	24,377
Financial assets designated at fair value	4,488	2,881	2,747	3,811	5,005	6,777
Loans and advances to banks	3,204	2,057	2,347	2,438	4,487	3,852
Loans and advances to customers	293,943	188,691	184,587	190,782	201,069	195,132
Loans and receivables securities	184	118	1,101	1,259	1,771	3,610
Available for sale securities	13,933	8,944	5,005	5,483	46	175
Macro hedge of interest rate risk	1,500	963	769	1,222	1,221	1,091
Interests in other entities	59	38	27	8	2	2
Intangible assets	3,407	2,187	2,335	2,325	2,142	2,178
Property, plant and equipment	2,530	1,624	1,521	1,541	1,596	1,705
Current tax assets	-	-	114	50	-	277
Deferred tax assets	-	-	16	34	232	566
Retirement benefit assets	491	315	118	254	241	-
Other assets	1,365	876	882	1,885	1,086	1,155
Total assets	429,917	275,977	270,286	293,018	297,549	302,860
Liabilities
Deposits by banks	12,796	8,214	8,696	9,935	11,626	7,784
Deposits by customers	239,287	153,606	147,167	149,037	148,342	152,643
Trading liabilities	23,886	15,333	21,278	21,109	25,745	42,827
Derivative financial instruments	35,412	22,732	18,863	28,861	29,180	22,405
Financial liabilities designated at fair value	4,437	2,848	3,407	4,002	6,837	3,687
Debt securities in issue	80,678	51,790	50,870	59,621	52,651	51,783
Subordinated liabilities	6,234	4,002	4,306	3,781	6,499	6,372
Macro hedge of interest rate risk	217	139	-	-	-	-
Other liabilities	3,586	2,302	1,883	2,526	2,571	2,026
Provisions	765	491	550	795	856	185
Current tax liabilities	107	69	4	4	271	492
Deferred tax liabilities	92	59	-	-	-	209
Retirement benefit obligations	310	199	672	305	216	173
Total liabilities	407,807	261,784	257,696	279,976	284,794	290,586
Equity
Share capital	6,611	4,244	3,709	3,999	3,999	3,999
Share premium account	8,755	5,620	5,620	5,620	5,620	5,620
Retained earnings	6,319	4,056	3,377	3,405	3,110	2,628
Other reserves	425	273	(116)	18	26	27
Total shareholders’ equity	22,110	14,193	12,590	13,042	12,755	12,274
Non-controlling interest	-	-	-	-	-	-
Total equity	22,110	14,193	12,590	13,042	12,755	12,274
Total liabilities and equity	429,917	275,977	270,286	293,018	297,549	302,860
(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.5578, the noon buying rate on 31 December 2014.
(2)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

354	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

INCOME STATEMENTS

	2014(1) US$m	2014 £m	2013(2) £m	2012(2) £m	2011(2) £m	2010 £m
Net interest income	5,349	3,434	2,963	2,734	3,633	3,814
Net fee and commission income	1,151	739	758	861	864	699
Net trading and other income	463	297	308	1,088	439	521
Total operating income	6,963	4,470	4,029	4,683	4,936	5,034
Administration expenses	(2,983)	(1,915)	(1,947)	(1,873)	(1,876)	(1,793)
Depreciation, amortisation and impairment	(751)	(482)	(248)	(241)	(438)	(275)
Total operating expenses excluding impairment losses, provisions and charges	(3,734)	(2,397)	(2,195)	(2,114)	(2,314)	(2,068)
Impairment losses on loans and advances	(402)	(258)	(475)	(988)	(501)	(712)
Provisions for other liabilities and charges	(648)	(416)	(250)	(429)	(839)	(129)
Total operating impairment losses, provisions and charges	(1,050)	(674)	(725)	(1,417)	(1,340)	(841)
Profit on continuing operations before tax	2,179	1,399	1,109	1,152	1,282	2,125
Tax on profit on continuing operations	(450)	(289)	(211)	(271)	(359)	(542)
Profit on continuing operations after tax	1,729	1,110	898	881	923	1,583
(Loss)/profit from discontinued operations after tax	-	-	(8)	62	34	-
Profit after tax for the year	1,729	1,110	890	943	957	1,583

Attributable to:
Equity holders of the parent	1,729	1,110	890	943	957	1,544
Non-controlling interest	-	-	-	-	-	39
(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.5578, the noon buying rate on 31 December 2014.
(2)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1.

SELECTED STATISTICAL INFORMATION

This Annual Report includes certain financial measures which are not accounting measures within the scope of IFRS. Such non-IFRS measures are defined as ones that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be so adjusted in the most comparable IFRS measures. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the closest IFRS measure. These non-IFRS measures are not a substitute for IFRS measures. Such non-IFRS measures include return on tangible equity (‘RoTE’), Banking net interest margin, Liquidity Coverage Ratio and Common Equity Tier 1 capital ratio for 2013 and 2012.

	2014%	2013(1) %	2012(1) %	2011(1) %	2010%
Profitability ratios:
Return on assets (2)	0.40	0.30	0.31	0.31	0.54
Return on ordinary shareholders’ funds(3)	8.9	7.4	7.9	8.2	18.4
RoTE(4)	10.4	8.6	9.1	9.5	21.2
Banking net interest margin(5)	1.82	1.55	1.36	1.80	1.94
Cost-to-income ratio(6)	54	54	45	47	41
Dividend payout ratio(7)	44	48	48	44	49
Non-performing loans ratio(8)	1.80	2.04	2.16	1.92	1.84
Loan-to-deposit ratio(9)	124	126	129	135	128

Capital ratios:
Equity to assets ratio(10)	4.48	4.10	3.91	3.77	2.91
Core Tier 1 capital ratio(11)	n/a	12.9	12.2	11.4	11.5
Common Equity Tier 1 (‘CET 1’) capital ratio(11)	11.9	11.6	11.1	n/a	n/a

Ratio of earnings to fixed charges:(12)
- Excluding interest on retail deposits	208	172	165	220	363
- Including interest on retail deposits	142	126	125	134	166
(1)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.
(2)	Profit after tax divided by average total assets.
(3)	Profit after tax divided by average ordinary shareholders’ funds.
(4)

RoTE is defined as the profit attributable to equity shareholders divided by average shareholders’ equity less preference shares and intangible assets (including goodwill). Management reviews RoTE in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. Reconciliations between RoTE and return on ordinary shareholders’ funds are as follows:

	2014 £m	2013(A) £m	2012(A) £m	2011(A) £m	2010 £m
Profit after tax	1,110	890	943	957	1,583
Preference dividends	(40)	(57)	(57)	(57)	(57)
Profit attributable to equity shareholders	1,070	833	886	900	1,526
Average shareholders’ funds	13,389	12,813	12,899	12,533	9,265
Average preference shares	(871)	(749)	(894)	(894)	(699)
Average ordinary shareholders funds	12,518	12,064	12,005	11,639	8,596
Average goodwill and intangible assets	(2,261)	(2,330)	(2,233)	(2,160)	(1,401)
Average tangible equity	10,257	9,734	9,772	9,479	7,195
Return on ordinary shareholders’ funds	8.9%	7.4%	7.9%	8.2%	18.4%
RoTE	10.4%	8.6%	9.1%	9.5%	21.2%
(A)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.

Annual Report 2014	355

Shareholder Information

(5)

Banking net interest margin (‘Banking NIM’) is defined as net interest income divided by average customer assets. Management reviews Banking NIM in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. A reconciliation between Banking NIM and net interest margin is as follows:

	2014 £m	2013(A) £m	2012(A) £m	2011(A) £m	2010 £m
Net interest income	3,434	2,963	2,734	3,633	3,814
Average interest earning assets	225,519	229,114	235,129	230,490	220,813
Average customer assets	188,850	191,499	200,719	201,524	196,596
Net interest margin	1.52%	1.29%	1.16%	1.58%	1.73%
Banking net interest margin	1.82%	1.55%	1.36%	1.80%	1.94%
(A)	Adjusted to reflect the adoption of IFRIC 21, as described in Note 1 to the Consolidated Financial Statements.
(6)	The cost-to-income ratio is defined as total operating expenses excluding impairment losses, provisions and charges divided by total operating income.
(7)	Ordinary equity dividends approved divided by profit after tax.
(8)	Non-performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(9)	The loan-to-deposit ratio is defined as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).
(10)	Average ordinary shareholders’ funds divided by average total assets.
(11)

Regulatory capital is calculated in accordance with the requirements of CRD IV, following the adoption of CRD IV with effect from 1 January 2014. A CET 1 capital ratio has also been presented for 31 December 2013 i.e. the balance sheet date before the adoption of CRD IV. Management reviews the CET 1 capital ratio at 31 December 2013 in order to aid comparability of the Santander UK group’s regulatory capital and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s regulatory capital. A reconciliation of Core Tier 1 capital at 31 December 2013 and 2012, calculated in accordance with PRA rules in force at those dates, and CET 1 capital calculated in accordance with CRD IV rules which came into force on 1 January 2014 is set out below:

	2013 £m	2012 £m
Core Tier 1 capital - PRA rules	9,680	9,302

CRD IV adjustments to Core Tier 1:
Excess of regulatory expected losses over impairment losses	(335)	(370)
Defined benefit pension adjustment	(310)	(101)
Other(A)	(66)	(23)
CET 1 capital - CRD IV rules	8,969	8,808

Pillar 1 RWAs - PRA rules	75,252	76,524

CRD IV adjustments to RWAs:
Securitisation	983	970
Counterparty Risk and Other (B)	1,415	2,028
RWAs - CRD IV rules	77,650	79,522
Core Tier 1 capital ratio	12.9%	12.2%
CET 1 capital ratio	11.6%	11.1%
(A)	Other adjustments to Core Tier 1 capital include the effect of additional valuation adjustments, deferred tax, securitisation and unrealised losses on available-for-sale securities.
(B)

The counterparty risk and other adjustments to RWAs include credit valuation adjustment, central counterparty clearing, asset value correlation, specific credit risk adjustments and risk weight reductions for SME exposures.

(12)

For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

(13)

Details of the calculation of the Liquidity Coverage Ratio (‘LCR’) introduced under the Basel III regime, which is the ratio of the eligible liquidity pool as a percentage of the anticipated net cash flows from those assets, are shown on page 106.

356	Santander UK plc

Risk	Contact and	Glossary	Forward-looking	Selected Financial
Factors	other Information		Statements	Data

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 27 February 2015 was US$1.54.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:
2014	1.72	1.55	1.65	1.56
2013	1.66	1.48	1.56	1.66
2012	1.63	1.53	1.59	1.63
2011	1.67	1.54	1.60	1.55
2010	1.64	1.43	1.55	1.54
Months ended:
February 2015	1.55	1.50	1.53	1.54
January 2015	1.54	1.50	1.51	1.50
December 2014	1.57	1.55	1.56	1.56
November 2014	1.60	1.56	1.58	1.56
October 2014	1.62	1.59	1.61	1.60
September 2014	1.65	1.61	1.63	1.62
(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

Annual Report 2014	357

Other information for US investors

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

>	Impaired loans;
>	Unimpaired loans contractually past due 90 days or more as to interest or principal;
>	Forbearance;
>	Troubled debt restructurings;
>	Potential problem loans and advances; and
>	Cross border outstandings.

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are: neither past due nor impaired; past due but not impaired; and impaired. This disclosure may be found in the ‘Credit risk review – Santander UK group exposure’ section of the Risk Review.

In accordance with IFRS, Santander UK recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £23m (2013: £31m, 2012: £37m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

In the Retail Banking business, loans and advances are classified as non-performing typically when the customer fails to make payments when contractually due for three months or longer. In the Commercial Banking business, loans and advances are classified as non-performing either when payments are three months or more past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms. Details of Santander UK’s non-performing loans and advances, are set out in the ‘Non-performing loans and advances’ section of the Risk Review.

Forbearance

To support customers that encounter difficulties, Santander UK operates forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. Further information can be found in the ‘Credit risk management - Retail Banking’, ‘Credit risk management – Commercial Banking’, ‘Credit risk management – Corporate & Institutional Banking’, and ‘Credit risk management – Corporate Centre’ sections of the Risk Review.

Troubled debt restructurings

The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings. The disclosure on forbearance may be found in the ‘Credit risk’ section of the Risk Review.

Potential problem loans and advances

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those discussed above, and as discussed in disclosures by division given in the ‘Credit Risk’ section of the Risk Review.

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

For further analysis of country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the ‘Country Risk Exposure’ section of the Risk Review.

358	Santander UK plc

Risk Elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolios	US investors	Association

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2014, 2013 and 2012, cross border outstandings exceeding 1% of total assets were as follows:

31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	4.9	11.1	0.2	16.2
Japan	3.8	0.2	1.1	5.1

31 December 2013
US	5.3	8.3	0.6	14.2
Japan	3.8	0.1	0.1	4.0

31 December 2012
US	0.8	15.2	0.8	16.8
Germany	1.3	3.5	0.2	5.0
Switzerland	0.5	2.3	0.5	3.3
(ii) Cross border outstandings between 0.75% and 1% of total assets At 31 December 2014, 2013 and 2012, cross border outstandings between 0.75% and 1% of total assets were as follows:
31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
France	0.4	2.2	0.1	2.7
Spain	-	2.5	0.1	2.6
Germany	0.2	1.9	0.3	2.4

31 December 2013
Spain	-	2.5	0.1	2.6
France	0.4	1.9	0.1	2.4
Switzerland	0.5	1.3	0.5	2.3

31 December 2012
Spain	-	2.8	0.1	2.9
France	-	2.2	0.2	2.4
Denmark	-	2.3	-	2.3
(iii) Cross border outstandings between 0.5% and 0.75% of total assets At 31 December 2014, 2013 and 2012, cross border outstandings between 0.5% and 0.75% of total assets were as follows:
31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Switzerland	0.7	0.5	0.3	1.5

31 December 2013
Germany	-	1.6	0.2	1.8
Denmark	-	1.4	0.1	1.5

31 December 2012
Japan	1.2	0.2	0.2	1.6

Annual Report 2014	359

Other information for US investors

The geographical analysis below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. Further geographical analysis, showing the country of domicile of the borrower rather than the office of lending is set out in the ‘Country Risk Exposure’ section in the Risk Review.

Impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2014 £m	2013 £m	2012 £m	2011(1) £m	2010(1) £m
Observed impairment loss allowances
Advances secured on residential properties - UK	248	303	299	381	369
Corporate loans - UK	412	482	734	407	326
Finance leases - UK	7	8	6	6	2
Unsecured personal advances - UK	85	80	146	330	381
Total observed impairment loss allowances	752	873	1,185	1,124	1,078
Incurred but not yet observed impairment loss allowances
Advances secured on residential properties - UK	331	290	253	97	157
Corporate loans - UK	146	151	162	127	147
Finance leases - UK	47	36	34	31	17
Unsecured personal advances - UK	163	205	168	184	256
Total incurred but not yet observed impairment loss allowances	687	682	617	439	577
Total impairment loss allowances	1,439	1,555	1,802	1,563	1,655
Movements in impairment loss allowances on loans and advances to customers An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.
	2014 £m	2013 £m	2012 £m	2011(1) £m	2010(1) £m
Impairment loss allowances at 1 January	1,555	1,802	1,429	1,655	1,299
Amounts written off
Advances secured on residential properties - UK	(56)	(89)	(75)	(92)	(42)
Corporate loans - UK	(150)	(382)	(215)	(164)	(116)
Finance leases - UK	(7)	(10)	(13)	(9)	(5)
Unsecured personal advances - UK	(272)	(342)	(377)	(466)	(448)
Total amounts written off	(485)	(823)	(680)	(731)	(611)
Observed impairment losses charged against profit
Advances secured on residential properties - UK	1	93	55	104	98
Corporate loans - UK	80	130	542	249	207
Finance leases - UK	6	12	12	14	6
Unsecured personal advances - UK	277	316	338	412	488
Total observed impairment losses charged against profit	364	551	947	779	799
Incurred but not yet observed impairment losses charged against profit	5	25	106	(140)	(53)
Total impairment losses charged against profit	369	576	1,053	639	746
Assumed through transfers of entities under common control	-	-	-	-	221
Impairment loss allowances at 31 December	1,439	1,555	1,802	1,563	1,655

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.26	0.43	0.34	0.36	0.31

(1) The data presented for 2011 and 2010 has not been amended to reflect discontinued operations or the re-categorisation of loan loss allowances as the data cannot be re-presented without unreasonable effort and expense.

Recoveries

An analysis of recoveries is presented below.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Advances secured on residential properties - UK	3	4	4	3	1
Corporate loans - UK	4	8	6	12	12
Finance leases - UK	2	2	2	3	1
Unsecured personal advances - UK	102	87	53	56	20
Total amount recovered	111	101	65	74	34

360	Santander UK plc

Risk Elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolios	US investors	Association

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

United Kingdom taxation on capital gains

Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However if you are either:

>	an individual who is neither resident nor ordinarily resident in the UK; or
>	a company which is not resident in the UK,

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

Share Information

Share capital

Details of the Company’s share capital are set out in Note 38 to the Consolidated Financial Statements.

Major shareholders

At 31 December 2013, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L., became the beneficial owner of the entire issued ordinary share capital of the Company by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L..

Exchange controls

There are no UK laws, decrees or regulations that restrict Santander UK’s export or import of capital, including the availability of cash and cash equivalents for use by Santander UK, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors above.

Annual Report 2014	361

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

On a distribution of assets on winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding preference shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company’s liabilities, an amount equal to the amount paid up or credited as paid up on the preference shares together with such premium (if any) as may be determined by the Board prior to allotment thereof (and so that the Board may determine that such premium is payable only in specified circumstances).

There are no sinking fund provisions. Where the shares are partly paid, the Board may make further calls upon the holders in respect of any sum whether in respect of nominal value or premium that is unpaid on their shares. There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

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

362	Santander UK plc

Risk Elements in	Taxation for	Articles of	ITRA	NYSE Corporate	Form 20-F
the loan portfolios	US investors	Association		Governance

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

The following activities are disclosed in response to Section 13(r) with respect to the Company and its affiliates within the Banco Santander group. During the period covered by this report:

(a)

Santander UK holds frozen savings and current accounts for three customers resident in the UK who are currently designated by the US for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2014. No revenue has been generated by Santander UK on these accounts. The bank account held for one of these customers was closed in the fourth quarter of 2014.

(b)

An Iranian national, resident in the UK who is currently designated by the US under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (‘NPWMD’) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2014, total revenue in connection with the mortgage was approximately £2,580 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen during 2014. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Banco Santander group in connection with the investment accounts was approximately £250 whilst net profits in 2014 were negligible relative to the overall profits of Banco Santander, S.A..

(c)

In addition, during the third quarter of 2014, Santander UK has identified two additional customers. A UK national designated by the US under the NPWMD sanctions program held a business account. No transactions were made and the account was closed in the fourth quarter of 2014. No revenue or profit has been generated. A second UK national designated by the US for terrorism held a personal current account and a personal credit card account, both of which were closed in the third quarter. Although transactions took place on the current account during the third quarter of 2014, revenue and profits generated were negligible. No transactions took place on the credit card.

In addition, the Banco Santander group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the US Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. Banco Santander, S.A. entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of euro 25.9m. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander, S.A. participated in a syndicated credit facility for Bank Mellat of euro 15.5m, which matures on 6 July 2015. At 31 December 2014, the Banco Santander group was owed euro 2.3m under this credit facility.

Banco Santander, S.A. has not been receiving payments from Bank Mellat under any of these credit facilities in recent years. Banco Santander, S.A. has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Banco Santander, S.A. under these facilities since they were granted.

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

In the aggregate, all of the transactions described above resulted in approximately euro 41,000 gross revenues and approximately euro 80,500 net loss to the Banco Santander group in the year ended 31 December 2014, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Annual Report 2014	363

Other information for US investors

New York Stock Exchange (‘NYSE’) Corporate Governance – differences in UK and NYSE corporate governance practice

The Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary Abbey National Treasury Services plc (‘ANTS’). As this guarantee includes NYSE-listed debt securities, the Company is required to comply with NYSE corporate governance standards. Under the NYSE corporate governance standards the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. We believe the following to be the significant differences between our current corporate governance practices and those applicable to US companies under the NYSE corporate governance standards.

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As at 31 December 2014, our Board was comprised of a Chair (who is also a Non-Executive Director), three Executive Directors (including the CEO) and twelve Non-Executive Directors. Six of the Non-Executive Directors, Mike Amato, Roy Brown, Bruce Carnegie-Brown, Alain Dromer, Rosemary Thorne and Scott Wheway, were independent as defined in the NYSE corporate governance standards. From 12 February 2015, Bruce Carnegie-Brown ceased to be deemed independent on the Board, following his appointment to the Board of Banco Santander, S.A. The other six Non-Executive Directors were not independent according to NYSE corporate governance standards as they are representatives of the parent company, Banco Santander, S.A.

Since the year-end, Shriti Vadera joined the Board as Joint Deputy Chair on 1 January 2015 and will succeed Lord Burns as Non-Executive Chair on 30 March 2015. The Board has determined that Shriti Vadera was independent upon appointment according to NYSE corporate governance standards.

The NYSE corporate governance standards require that US listed companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2014, the following Directors made up the Board Nomination Committee: Lord Burns, Mike Amato, Roy Brown, Bruce Carnegie-Brown, Alain Dromer, Juan Rodríguez Inciarte, Rosemary Thorne and Scott Wheway. Of these Directors, Mike Amato, Roy Brown, Bruce Carnegie-Brown, Alain Dromer, Rosemary Thorne and Scott Wheway were independent according to NYSE corporate governance standards as at 31 December 2014. Bruce Carnegie-Brown ceased to be deemed independent from 12 February 2015. With effect from 1 January 2015, Shriti Vadera joined the Board Nomination Committee and will succeed Lords Burns as Chair with effect from 30 March 2015, aligned to the date she succeeds Lord Burns as Chair of the Board. The Board has determined that Shriti Vadera was independent upon appointment according to NYSE corporate governance standards.

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

The NYSE corporate governance standards require that US listed companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. The Board Remuneration Oversight Committee was composed entirely of independent directors in 2014 according to NYSE corporate governance standards. Under its written Terms of Reference, this Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2014, the Board Remuneration Oversight Committee was made up of five independent Non-Executive Directors according to NYSE corporate governance standards: Roy Brown (Chair), Mike Amato, Bruce Carnegie-Brown, Alain Dromer and Scott Wheway. Bruce Carnegie-Brown ceased to be deemed independent according to NYSE corporate governance standards on 12 February 2015.

The NYSE corporate governance standards require that US listed companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (‘Rule 10A-3’), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. The Company does have a Board Audit Committee. As at 31 December 2014, the Board Audit Committee was made up of four Non-Executive Directors: Rosemary Thorne (Chair), Bruce Carnegie-Brown, Alain Dromer and Manuel Soto. Three members were independent in 2014 as defined in Rule 10A-3: Rosemary Thorne (Chair), Bruce Carnegie-Brown and Alain Dromer. However the scope of the Board Audit Committee’s Terms of Reference as well as the duties and responsibilities of such committee are more limited than that required of audit committees under the NYSE corporate governance standards. For example, the Board Audit Committee does not provide an audit committee report as required by the NYSE corporate governance standards to be included in the Company’s annual proxy statement.

The NYSE corporate governance standards require that US listed companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. In 2013 the first external Board effectiveness review was conducted by Bvalco Limited, an external evaluator.

A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

In addition, as a wholly-owned subsidiary of an NYSE-listed company, the Company is exempt from two NYSE listing standards otherwise applicable to foreign companies listed on the NYSE as well as US companies listed on the NYSE. The first requires the CEO of any NYSE-listed foreign company to notify promptly the NYSE in writing after any executive of the issuer becomes aware of any material non-compliance with any applicable NYSE corporate governance standards. The second requires NYSE-listed foreign companies to submit executed written affirmations annually to the NYSE.

364	Santander UK plc

Risk Elements in	Taxation for	Articles of	ITRA	NYSE Corporate	Form 20-F
the loan portfolios	US investors	Association		Governance

Cross-reference to Form 20-F

* Not required for an Annual Report.

Part I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected Financial Data	354
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	327
4	Information on the Company	History and Development of the Company	2
		Business Overview	3, 8
		Organisational Structure	15
		Property, Plant and Equipment	212
4A	Unresolved Staff Comments		N/a
5	Operating and Financial Review and Prospects	Operating Results	190
		Liquidity and Capital Resources	101, 117
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	9, 10, 17
		Off-Balance Sheet Arrangements	215
		Contractual Obligations	215
6	Directors, Senior Management and Employees	Directors and senior management	146
		Compensation	179
		Board Practices	154
		Employees	184
		Share Ownership	184, 297
7	Major Shareholders and Related Party Transactions	Major Shareholders	361
		Related Party Transactions	183, 300, 302
		Interests of Experts and Counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	223
		Significant Changes	326
9	The Offer and Listing	Offer and Listing Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*
10	Additional Information	Share Capital	*
		Articles of Association	362
		Material Contracts	347
		Exchange Controls	N/a
		Taxation	361
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	347
		Subsidiary Information	N/a
11	Quantitative and Qualitative Disclosures about Market Risk		90
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II
13	Defaults, Dividend Arrearages and Delinquencies		N/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a
15	Controls and Procedures	Disclosure Controls and Procedures	185
		Management’s Annual Report on Internal Control over Financial Reporting	186
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes to Internal Control Over Financial Reporting	186
16A	Board Audit Committee Financial Expert		164
16B	Code of Ethics		184
16C	Principal Accountant Fees and Services		250
16D	Exemptions from the Listing Standards for Board Audit Committees		N/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a
16F	Change in Registrant’s Certifying Accountant		N/a
16G	Corporate Governance		152
16H	Mine Safety Disclosure		N/a
Part III
17	Financial Statements		N/a
18	Financial Statements		223
19	Exhibits		Filed with SEC

365	Santander UK plc

Further information

Contact us

Customer services
For further information about products and services, please visit our website: www.santander.co.uk

Telephone: +44 (0)870 6076000
customer.services@santander.co.uk

Shareholders
Information for UK shareholders of Banco Santander can be found at our website: www.santandershareholder.co.uk

By post, please write to:
Santander Nominee Service
Aspect House
Spencer Road
Lancing BN99 6NZ

By telephone: 0871 3842000*
From outside the UK: +44 (0)121 415718

By email: shareholders@santander.com

Community involvement
To find out more about applying for donations and the Santander UK Foundation, please visit our website: www.santanderfoundation.org.uk

Media centre
Contacts for the media relations team are available at our website via the media section: www.aboutsantander.co.uk

By email: mediarelations@santander.co.uk

Investor relations
For financial results and presentations, stock exchange announcements, credit ratings and information for debt investors, please visit our website via the investor relations section: www.aboutsantander.co.uk

By email: ir@santander.co.uk

*Calls are charged at 8p per minute plus network extras

Key Dates

28 April 2015	Q1 2015 results
30 July 2015	Q2 2015 results
29 October 2015	Q3 2015 results

Designed by Fishburn®
thisisfishburn.com

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer

Dated: 4 March 2015

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

[1]

Documents concerning Santander UK plc referred to within the Annual Report on Form 20-F 2014 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK plc.

[2]	Incorporated by reference into Registration Statement Nos. 333-190509, 333-10232 and 333-11320 on Forms F-3.