Form 20-F
period 2015-12-31
Santander UK plc
filed 2016-03-04
CIK 1087711

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

4.000% Notes due April 27, 2016, issued by Abbey National Treasury Services plc *	New York Stock Exchange
1.375% Notes due March 13, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange
Floating Rate Notes due March 13, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange
1.650% Notes due September 29, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange
Floating Rate Notes due September 29, 2017, issued by Abbey National Treasury Services plc *	New York Stock Exchange
3.050% Notes due August 23, 2018, issued by Abbey National Treasury Services plc *	New York Stock Exchange
Floating Rate Notes due August 24, 2018, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.000% Notes due August 24, 2018, issued by Abbey National Treasury Services plc*	New York Stock Exchange
2.350% Notes due September 10, 2019, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.375% Notes due March 16, 2020, issued by Abbey National Treasury Services plc *	New York Stock Exchange
4.000% Notes due March 13, 2024, issued by Abbey National Treasury Services plc *	New York Stock Exchange

*	Guaranteed by Santander UK plc

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

Ordinary shares of nominal value of £0.10 each*	31,051,768,866
10 3/8% Non-cumulative Preference Shares of nominal value of £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value of £1 each	125,000,000
Series A Fixed/Floating Rate Non-cumulative Preference Shares of nominal value of £1,000 each	13,797

*	All of the issued and outstanding ordinary shares of Santander UK plc are held by Santander UK Group Holdings plc.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

2015 Annual Report

Santander UK plc

PART OF THE SANTANDER GROUP

Santander UK plc

Annual Report 2015

1	Strategic report

5	Financial review

35	Risk review

161	Governance

198	Financial statements

199	Report of Independent Registered Public Accounting Firm

202	Primary Financial Statements

209	Notes to the Financial Statements

299	Shareholder information

300	Risk factors

321	Contact and other information

322	Subsidiaries, joint ventures and associates

325	Glossary

330	Forward-looking statements

331	Selected financial data

334	Other information for US investors

335	Risk elements in the loan portfolio

338	Taxation for US investors

338	Share information

339	Articles of Association

340	ITRA

341	NYSE

342	Cross reference to Form 20-F

This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ on page 330.

Strategic report

Strategic report

Santander UK plc (the Company and together with its subsidiaries, Santander UK or the Santander UK group) is required to set out in this report a fair review of its business and a description of its principal risks and uncertainties, including a balanced and comprehensive analysis of the development and performance of the business in the year and of its position at the end of the year. This information can be found below and in the following sections of this Annual Report, which are incorporated into and form part of this Strategic report. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report (for which see page 193), the Strategic report and the Remuneration report. Under English law the Directors would be liable to the company, but not to any third party, if one or more of these reports contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. Pages 193 to 196 inclusive comprise the Directors’ Report, pages 1 to 4 inclusive comprise the Strategic report and pages 186 to 192 inclusive comprise the Remuneration report, each of which have been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law. The Directors, in preparing this Strategic report, have complied with s414C of the Companies Act 2006.

Chair’s statement

My first ten months as Chair have affirmed my view that Santander UK is true in its intent to be a bank that is Simple, Personal and Fair but is not complacent about the effort and length of the endeavour.

UK banks need to continue their transformation, focusing more on the needs of people and businesses in the real economy and regaining the trust of customers, investors, regulators, policy makers and the wider public. The UK cannot claim to be a leading global financial centre until it provides its own economy with world-class service.

Santander UK can play a key role in this transformation through its unique position as the only full-service ‘scale challenger’. We have greater reach, high street presence and brand recognition than niche players whilst our market position relative to the ‘big four’ ensures we maintain our incentive to win the loyalty of customers and challenge the incumbents’ ways of doing business. We have demonstrated this, for example, by launching innovative products such as the 1I2I3 World Current Account and our unique international trade proposition which provides the only UK bank export scheme targeted at SMEs. We have sustained our position in the highly competitive mortgage market from our building society heritage, but in other segments Santander UK is still a challenger bank. We have the need and ability to innovate and compete and that is integral to our approach in improving the way we serve our customers.

Transformation on multiple fronts

I do not underestimate the significant challenges our people and systems face in simultaneous implementation on multiple fronts. This ranges from regulatory changes to our balance sheet and operations, to ‘ring-fencing’ our business into a Retail Bank for personal and small business customers, and a unique dedicated Corporate Bank for our business customers from SMEs to the FTSE 100. It includes embedding cultural change, deepening our relationships with customers, innovating and delivering the very best digital banking services. All this needs to be done while ensuring we remain profitable in a persistent low interest rate environment, manage risk effectively in unpredictable markets and a highly uncertain world and continue to win competitive market share.

I am very confident in the ability of Nathan Bostock, our CEO, to deliver his 3-year strategy and lead this multiple transformation with his senior executives and our dedicated and committed employees. He has been left a strong legacy by Ana Botín from her time as CEO. Her continued presence on the Santander UK Board as a Banco Santander-nominated Non-Executive Director demonstrates the strength we gain from the strategic and operational resources of our shareholder.

Embedding the behaviours that underpin our culture

One of the most important programmes we initiated was defining the set of behaviours that underpins the culture we want. It has been an extraordinary task that has taken the senior executives across the country to engage directly with almost 2,000 of our people. Together, they have defined and articulated the behaviours they have said embody our values of Simple, Personal and Fair. We are starting to embed these behaviours in how we operate every day and this has been a great example of the collaborative and inclusive leadership for which I commend Nathan.

Embracing digital opportunities

In the last few years, the way our customers use digital technology in their daily lives has changed at a significant pace. More than two thirds of British adults own a smartphone and use it more than any other device to access the internet. Our customers quite rightly expect to be able to deal with their bank through their channel of choice. We have looked ahead to 2025 to begin to put together a strategy, discussed regularly by the Board, which starts with a vision of enabling customers to do their banking in the way that is most convenient for them. Recent examples of our drive to provide innovative and customer-oriented solutions are our new mobile banking app, Spendlytics, our early adoption of Apple Pay and our active involvement in Banco Santander’s InnoVentures Fin-Tech fund.

Board changes

I would like to pay tribute to my predecessor Lord Burns for his strategic leadership and judgement over 14 years that saw the creation of Santander UK and its safe steerage through the financial crisis. I am personally very grateful for the enormous support and advice he has provided me during and since the period of transition. 2015 has been a year of significant transformation of the Board. Three longstanding Non-Executive Directors, José María Carballo, Rosemary Thorne and Roy Brown, retired from the Board each having completed over or close to nine years’ service. In addition, Antonio Escámez and Mike Amato stood down with effect from 31 December 2015. As José María Fuster leaves his Banco Santander executive role, he will no longer be a Banco Santander nominated Non-Executive Director in the UK as of 1 April 2016. I would like to thank the out-going Non-Executive Directors for their commitment and dedication through formative and challenging times.

I would also like to thank the two Executive Directors who left us during 2015, Steve Pateman, responsible for UK Banking and Stephen Jones, Chief Financial Officer, for their significant contribution to our successes.

Four new Independent Non-Executive Directors were appointed: Chris Jones and Genevieve Shore joined the Board in March 2015. Chris is our designated financial expert and Chair of Board Audit Committee. Ed Giera joined the Board in August 2015 and Annemarie Durbin in January 2016. Ed took over as the Chair of Board Risk Committee in October 2015 from Bruce Carnegie-Brown who I am very pleased remains on the Board as a Banco Santander nominated Non-Executive Director, following his appointment as Lead Independent Director of Banco Santander. Scott Wheway, who has been a Non-Executive Director since October 2013, was appointed as our first Senior Independent Director and is acting as Chair of the Remuneration Committee. In addition, Peter Jackson will join the Board (subject to regulatory approvals, as needed) from 1 April 2016 as a Banco Santander nominated Non-Executive Director when he replaces José María Fuster in his group executive function.

As a result of these changes, our Board gender diversity increased from 13% in 2014 to 31% in January 2016. The representation of Independent Non-Executive Directors (as described in ‘UK Group Framework’ on page 2) increased from 38% in 2014 to 54% in January 2016.

I believe this Board has the calibre, skills and judgement to meet our stated goal to be the best governed bank in the UK, and to support our business in its ambition to be the best bank for our people, customers, shareholders and communities.

Annual Report 2015

Strategic report

Corporate governance review

“The Board has been guided in its changes by a desire to improve continuously the assurance and oversight that our investors, customers and regulators rely on as well as the challenge, support and guidance management expect of us.”

Shriti Vadera

Chair

Ambition

Our ambition is to be the best governed bank in the UK that supports Santander UK’s aspiration to become the best retail and commercial bank. 2015 has been a year of significant transformation in our governance. We articulated more clearly the terms of our relationship with our parent, made a number of changes to the Board’s composition and improved our way of working as an effective governing body. The Board has been guided in its changes by a desire to improve continuously the assurance and oversight that our investors, customers and regulators rely on as well as the challenge, support and guidance management expect of us.

UK Group Framework

The first element of change has been to define clearly our responsibilities and relationship with Banco Santander, our sole shareholder, through a UK Group Framework agreed by Santander UK and Banco Santander. This provides Banco Santander with the oversight and controls they need while discharging our responsibilities in the UK in line with best practice as an independent Board. Clarity of roles and responsibilities is key to ensuring proper accountability for decisions and outcomes. The UK Group Framework therefore sets out, amongst other elements:

-	The principle that, except for periods of transition or handover, at least 50% of the Board should be Independent Non-Executive Directors (INEDs) and the other 50% either Executive Directors or Banco Santander nominated Non-Executive Directors
-	The definition of independence(1), in recognition of our ownership, is a Director who has no current or recent relationship with the Banco Santander group and Santander UK other than through the UK Board role
-	The manner in which the Chair, Executive Directors, INEDs, and Banco Santander nominated Non-Executive Directors will be appointed
-	The iterative process by which strategy and annual budgets will be approved by Banco Santander and the Santander UK Board
-	How remuneration of key executives will be determined.

Board composition and skills

It is our view that 10-14 is the optimal Board size for Santander UK. Our Board is currently 13 compared to 16 during 2014. Seven, or 54%, including the current Chair are Independent compared to 38% during 2014 and four are women, improving our Board gender diversity to 31% women from 13% in 2014.

The year saw a significant change in the membership of the Board, with a number of long serving Directors stepping down, as set out in my statement on the previous page. New appointments were based on wide searches conducted by external firms and focused on ensuring the right mix of skills and experience on the Board as a whole and, critically, enabling the diversity of thinking that underpins the Board’s ability to provide effective challenge and oversight. Across the Board table, we have a core of banking skills combined with recent and relevant financial expertise, complemented with financial markets, retail, wealth management, digital, economics and Government experience. The new INEDs have spent significant time on their induction and we have instituted regular workshops for all Directors to deepen and refresh our understanding of key business issues.

We appointed, for the first time, a Senior Independent Director in Scott Wheway who has served on the Board since October 2013. In light of the number of Board members retiring, the average tenure of Board Directors has gone from five years in 2014 to three years in 2015. We will be ensuring a phased approach to tenure going forward to allow for smooth transitions between Directors.

Board Committees

All Committees are chaired by INEDs (including myself for Board Nomination Committee) and all have a sizeable majority of INEDs. We have constituted the membership of the Committees so that all INEDs are members of the Board Audit, Board Risk and Board Remuneration Committees to provide efficient working and effective oversight.

We reviewed all the Terms of Reference of the Board Committees in line with best practice. Most notably we significantly enhanced the Terms of Reference of the Board Remuneration Committee to enable an active and strengthened function, reflecting the agreement in the UK Group Framework and a changed environment of executive remuneration in the financial services sector. As a result, the Committee was also renamed from Board Remuneration Oversight Committee to Board Remuneration Committee.

Board fees

We reviewed all Board and Board Committee fees with no changes made except to remove the payment of fees for Board Nomination Committee members which is increasingly the market norm; and increase the fees of Board Remuneration Committee members to bring it into line with that of Board Audit and Board Risk Committees, reflecting better its enhanced role and time commitment.

Board fees are set out on page 192 of the Directors’ Remuneration report.

Board effectiveness

Following an external board effectiveness review in 2013, we conducted an internal review to help us develop our plans for continuous improvement for the year ahead. We will conduct a full external review of board effectiveness during 2016.

The Board agreed in June 2015 a set of five strategic priorities focused on: long term strategy; regulatory trust; customer focus; embedding culture; and talent and succession planning. These are not intended to set the strategy or priorities of the business but to act as a guide to help the Board with what we need to keep front of mind in our deliberations and discussions.

How we spent our time(2)

The integrated nature of Board discussion makes it difficult to categorise how we spent our time and the resultant analysis is somewhat artificial. For instance, time spent on governance will include Board private sessions which often cover our people as their primary topic. Similarly, time spent on regulatory matters often covers topics such as certain types of risk, which would be discussed in the normal course of Board business, even if it were not a regulatory requirement. Nevertheless, it is a good discipline to understand at a general level how Board time is allocated.

In 2015, we also made the analysis of Board time more granular to assist our planning. In particular, the time the Board spends on risk and control has been separated out from other governance and audit matters. We also separated out People so that we can measure and improve the time we spend on this topic given the importance we place on delivering the right culture and behaviours.

(1)	In this Annual Report, the terms ‘independence’ and ‘independent’ are, unless otherwise stated, defined in accordance with our UK Group Framework.
(2)	See page 168 for a full breakdown of Board activities.

2  Santander UK plc

Strategic report

During 2015, the Board spent more than 50% of its time on business and customer priorities. This is an increase on time spent in 2014, reflecting the drive for digital transformation, the persistent low interest rate environment and Santander UK’s role as a scale challenger in a highly competitive market. The Board also spent significant time on capital and regulatory matters (17%) and on risk and control (15%), reflecting the challenges faced in simultaneous implementation on multiple fronts. While some outside the sector may be surprised by the time spent on regulatory matters, I believe that this is appropriate and to be expected in the current environment, particularly considering the preparations that need to be made to deliver on ring-fencing requirements.

The Board held its strategy day offsite in July 2015 during which we considered the implications of technology and digital innovation for our current business and future strategy. We also held our first Customer and Innovation Forum in November 2015 chaired by Nathan and attended by Non-Executive Director members. This forum was created to provide thought leadership and oversight of the definition and delivery of our growing innovation agenda. Both the strategy day offsite and Customer and Innovation Forum reflect greater time spent on a challenging competitive and digital environment and one of the Board’s key strategic priorities of agreeing and guiding the long-term strategy of Santander UK.

Board future priorities

For 2016, we will continue to work to improve our effectiveness as a board in supporting and challenging the business. Our strategic priorities as stated above will not change significantly although more time will need to be given to implementing a Board governance structure for the holding company and Retail and Corporate banks in preparation for our ring-fenced model. We will continue to monitor the risks of an uncertain global macro-environment and multiple transformation projects, support the management in embedding the behaviours chosen by our people as best defining a culture of Simple, Personal and Fair, while ensuring the business remains true to its long-term strategy and goals through short and medium-term pressures.

Principal activities and business review

The Company and its subsidiaries (collectively, Santander UK or the Santander UK group) is a major financial services provider, offering a wide range of personal financial products and services, and is a growing participant in the corporate banking market.

The Company is authorised and regulated by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA).

Economic environment

The UK economy has now grown for 11 consecutive quarters with steady GDP growth expected in 2016. Labour market prospects are also positive, with the unemployment rate likely to fall a little further towards the pre-crisis low of just under 5%.

Inflation is currently around zero and is likely to remain low through 2016. This should provide some support for household real incomes as nominal earnings growth is likely to remain relatively subdued. Low inflation also underpins the financial market expectation that the low interest rate environment will continue, providing a further impetus to household real incomes.

Overall these are positive trends for our business. While low interest rates create a challenging environment for income growth in the short term, they have, together with house price growth and falling unemployment, contributed to lower arrears. In addition, our balance sheet is well positioned to benefit from interest rate rises.

Development and performance of our business in 2015

Information on the development and performance of our business in the year is set out in the ‘Income statement review’ section of the Financial review.

Our position at 31 December 2015

Information on our position at the end of the year is set out in the ‘Balance sheet review’ section of the Financial review.

Outlook

We believe the UK economy will remain supportive of our business in 2016 although our future earnings will be impacted by the bank corporation tax surcharge and increasing pressure on asset margins. We are also mindful that the recent market volatility from wider macro and geopolitical factors could affect the UK banking sector.

In January 2016, we increased the monthly fee on the 1I2I3 Current Account. The impact on customer acquisition, loyalty and satisfaction will become clearer during the year ahead. Nonetheless, we believe this account will continue to offer significant value to our customers.

We will continue to work on our Banking Reform plans. We are confident that our full-service scale challenger position means that we can continue to innovate, satisfy customers’ new expectations, and for us to continue to grow.

Our principal risks and uncertainties

Information on our principal risks and uncertainties is set out in the Risk review by type of risk, with more detail by business segment. Our Risk factors are set out in the ‘Shareholder Information’ section.

When reading the Risk review, the Risk factors and the other sections of the Annual Report, you should refer to the ‘Forward-looking statements’ section in the Shareholder information.

Annual Report 2015

Strategic report

Key performance indicators

Well executed 2013-2015 strategy

Our 2015 commitments were established at the end of 2012, when we began the transformation from a combination of three legacy building societies into a leading commercial franchise. Although we have successfully delivered on most of our 2015 commitments, we have not completed our journey to become a fully customer focused and better diversified bank.

1. Loyal and satisfied retail customers	2015 target	31.12.15	31.12.14	31.12.13
Loyal customers	4 million	3.7 million	3.3 million	2.7 million
1I2I3 World customers	4 million	4.6 million	3.6 million	2.4 million
Customer satisfaction, Financial Research Survey (FRS)	Top 3	62.9%	59.7%	57.3%
(average of 3 highest performing peers)		(62.0%)	(60.4%)	(61.1%)

-    Our retail franchise has been increasingly recognised for value, innovation, and leading service, and we have seen a strong turnaround in customer satisfaction, with a 9 percentage point improvement from the end of 2012.

-    Our Retail Banking business was transformed through the 1I2I3 World proposition with significantly reduced customer attrition and much improved primacy. We have more than tripled our 1I2I3 World customer base from 1.3 million in 2012 to 4.6 million customers today and in the same timeframe also nearly doubled loyal customers.

-    Further improvement in customer satisfaction along with the significant potential for deepening loyalty remain at the heart of our plans.

2. ‘Bank of Choice’ for UK companies	2015 target	31.12.15	31.12.14	31.12.13
Corporate loans percentage of total customer loans	20%	13%	13%	12%

-    Over the last three years we have built a corporate bank from the bottom up, with significant progress towards a full corporate and commercial proposition, with a unique international proposition. We now have an extensive product suite, client-centric infrastructure, with 726 Relationship Managers and 70 Corporate Business Centres, firmly establishing us as the only full-service scale challenger.

-    Since 2012, we have delivered significant lending growth with double-digit compound rate, despite prolonged market contraction. However as previously stated, we did not want to compromise our prudent risk management and return objectives to achieve our 20% target.

-    With the investment now complete in Commercial Banking, we will continue to focus on customer satisfaction and loyalty, build productivity across our platform and utilise our expanded footprint.

3. Consistent profitability and a strong balance sheet	2015 target	31.12.15	31.12.14	31.12.13
Return on tangible equity (RoTE)(1)	13%-15%	8.2%	10.4%	8.6%
Cost-to-income ratio (CIR)	<50%	52%	54%	54%
CET 1 capital ratio	> 10.5%	11.6%	11.9%	11.6%
Loan-to-deposit ratio	< 125%	120%	124%	126%
Non-performing loan (NPL) ratio	ratio maintained	1.54%	1.80%	2.04%
Dividend payout ratio	50%	51%	44%	48%
(1)	Non-IFRS measure. See page 332.

-	Since the end of 2012, we remained consistently profitable, and maintained a strong capital position and conservative risk profile, delivering on most of our 2015 financial KPIs. Our returns, however, have been negatively impacted by the higher levels of capital we are now required to hold, causing us to miss our 2015 target range of 13%-15%.

-	Operational efficiency and cost discipline has enabled the significant investment in business growth to be largely absorbed. However, fee income pressures and higher regulatory compliance and project costs have adversely impacted our CIR. Credit quality improved substantially, supported by both our conservative risk profile and favourable economic environment.

-	Consistent and growing profitability coinciding with an improvement in operational efficiency is central to our strategy as we continue to invest and grow.

Key performance indicators going forward

With effect from 1 January 2016, the directors of the Company’s immediate parent, Santander UK Group Holdings plc, manage the operations of the Santander UK Group Holdings plc group (which includes the Santander UK group) on a business division basis. From that date, key performance indicators have no longer been set, monitored or managed at the Santander UK group level. As a result, the Company’s Directors believe that analysis using key performance indicators for the Company is not necessary or appropriate for an understanding of the development, performance or position of the Company going forward.

Environmental matters

The Company faces the same environmental risks as its immediate parent company, Santander UK Group Holdings plc, and therefore operates environmental policies in line with the Santander UK Group Holdings plc group. For more on the Santander UK Group Holdings plc group’s environmental risks, policies and impact, including disclosures on CO2 emissions, see the Santander UK Group Holdings plc 2015 Annual Report.

Employee matters

The Company participates in the Santander UK Group Holdings plc group’s policies for employees. For more on the Santander UK Group Holdings plc group’s employee matters, including disclosures on employee participation and diversity, see the Santander UK Group Holdings plc 2015 Annual Report.

By Order of the Board

Nathan Bostock

Director

24 February 2016

4  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Financial review

6	Income statement review

6	Summarised Consolidated Income Statement

8	Profit before tax by segment

9	- Retail Banking

14	- Commercial Banking

17	- Global Corporate Banking

19	- Corporate Centre

21	Balance sheet review

21	Summarised Consolidated Balance Sheet

23	Reconciliation to classifications in the Consolidated Balance Sheet

24	Securities

25	Loans and advances to banks

26	Loans and advances to customers

27	Derivative assets and liabilities

28	Tangible fixed assets

28	Retirement benefit plans

28	Deposits by banks

29	Deposits by customers

30	Short-term borrowings

31	Debt securities in issue

31	Contractual obligations

31	Off-balance sheet arrangements

32	Interest rate sensitivity

33	Average balance sheet

34	Cash flows

Annual Report 2015

Financial review

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	2015 £m	2014 £m	2013 £m
Net interest income	3,575	3,434	2,963
Non-interest income(1)	998	1,036	1,066
Total operating income	4,573	4,470	4,029
Operating expenses before impairment losses, provisions and charges	(2,400)	(2,397)	(2,195)
Impairment losses on loans and advances	(66)	(258)	(475)
Provisions for other liabilities and charges	(762)	(416)	(250)
Total operating impairment losses, provisions and charges	(828)	(674)	(725)
Profit from continuing operations before tax	1,345	1,399	1,109
Tax on profit from continuing operations	(381)	(289)	(211)
Profit from continuing operations after tax	964	1,110	898
Loss from discontinued operations after tax	-	-	(8)
Profit after tax for the year	964	1,110	890

Attributable to:
Equity holders of the parent	939	1,110	890
Non-controlling interests	25	-	-
(1)	Comprised of Net fee and commission income and Net trading and other income.

2015 compared to 2014

Profit from continuing operations before tax decreased by £54m to £1,345m in 2015 (2014: £1,399m). By income statement line, the movements were:

–	Net interest income increased by £141m or 4% to £3,575m in 2015 (2014: £3,434m). This was driven by liability margin improvement and increased retail and corporate lending. Banking net interest margin (NIM)(1) remained broadly flat at 1.83%.

–	Non-interest income decreased by £38m or 4% to £998m in 2015 (2014: £1,036m), with a reduction in Retail Banking net banking fees. This was partially offset by higher international payment income, banking and lending fees in Commercial Banking, and revenues from derivative and cash sales activities in Global Corporate Banking.

–	Operating expenses before impairment losses, provisions and charges increased by £3m to £2,400m in 2015 (2014: £2,397m), as we continue to absorb investment in business growth, regulatory compliance and project costs (including Banking Reform), and the continued enhancements to our digital channels.

–	Impairment losses on loans and advances decreased by £192m to £66m in 2015 (2014: £258m) with retail and corporate loans performing well in a supportive economic environment. Retail Banking benefited from a £125m release in mortgage provisions as a result of the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges. Commercial Banking, Global Corporate Banking and Corporate Centre continued to perform well and also benefited from supportive market conditions, with releases of £65m arising from loan disposals and restructuring.

–

Provisions for other liabilities and charges increased by £346m or 83% to £762m in 2015 (2014: £416m), predominantly due to PPI provision charges of £450m and £95m, for 2015 and 2014, respectively. Other provisions include costs for non-PPI related conduct remediation and other operational loss provisions, restructuring charges and vacant property costs.

When assessing the adequacy of our PPI provision, we have applied the November 2015 FCA consultation paper including the Plevin case to our current assumptions. The additional £450m provision represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

Monthly utilisation, excluding pro-active customer contact, during 2015 was £10m per month (including related costs), against an average of £9m in 2014. While we saw a reduction in PPI redress in the first half of the year, we have seen an increase in the third quarter aligning with industry trends, with the fourth quarter remaining flat.

Other conduct provisions included £43m of additional provisions taken in the third quarter of 2015 relating to wealth and investment products. The additional provisions were taken following the agreement of the revised approach to redressing portfolio and structured investment customers with the FCA.

Regulatory costs relating to the FSCS of £76m (2014: £91m) and the UK Bank Levy of £101m (2014: £74m) were charged in the year. See Note 33 to the Consolidated Financial Statements.

–	The taxation charge increased by 32% to £381m (2014: £289m), primarily due to higher operating income and the disallowance of certain conduct provisions for tax purposes in 2015. This was partially offset by the reduction in the main corporation tax rate in 2015. The effective tax rate for 2015, based on profit on continuing operations before tax was 28.3% (2014: 20.7%).

(1)	Non-IFRS measure. See page 332.

6  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

2014 compared to 2013

Profit from continuing operations before tax increased by £290m to £1,399m in 2014 (2013: £1,109m). By income statement line, the movements were:

–

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

–	Non-interest income decreased by £30m to £1,036m in 2014 (2013: £1,066m), reflecting lower net banking fees in Retail Banking including higher cashback on 1I2I3 World products and reduced overdraft fees, partially offset by an increase in credit cards business and new product promotions, and continued growth in 1I2I3 World product balances. There was also lower demand for interest rate and foreign exchange risk management products relating to Commercial Banking customers.

–	Operating expenses before impairment losses, provisions and charges increased by £202m to £2,397m in 2014 (2013: £2,195m), principally due to pension gains of £218m and write-off and other costs of £304m. The pension gain arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. Also following the implementation of our new digital platform and the completion of our product simplification programme we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses. This was partially offset by additional project costs, including those relating to our investment programme, as we continued to invest in the growth of the businesses serving SME and corporate customers, as well as developing transactional, interest rate and fixed income capabilities in Global Corporate Banking formerly known as Corporate & Institutional Banking.

–	Impairment losses on loans and advances decreased by £217m to £258m in 2014 (2013: £475m). The decrease was largely due to lower mortgage impairment losses as a result of improving economic conditions, rising house prices and prolonged low interest rates.

–	Provisions for other liabilities and charges increased by £166m to £416m in 2014 (2013: £250m). This was predominantly due to higher FSCS, UK Bank Levy, branch de-duplication and conduct charges, partially offset by a decrease in restructuring costs.

–	Regulatory costs relating to the FSCS of £91m (2013: £88m) and the UK Bank Levy of £74m (2013: £59m) were charged in the year. Other increases included a charge of £50m relating to the costs for our on-going branch de-duplication programme. There was a further provision of £140m including related costs, for conduct remediation. Of this, £95m related to PPI, which following a recent review of claims activity indicated that claims are now expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £11m for the full year, compared to a monthly average of £18m in 2013. The high proportion of invalid complaints continued. There was a net £45m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. See Note 33 to the Consolidated Financial Statements.

–	The taxation charge increased by 37% largely due to higher profits, offset in part by the continued reduction in the main corporation tax rate. The effective tax rate for 2014, based on profit from continuing operations before tax was 20.7% (2013: 19.0%).

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

Annual Report 2015

Financial review

Basis of results presentation

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented. The Company’s board of directors (the Board) is the chief operating decision maker for Santander UK. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows our normal accounting policies and principles, including measures of operating results, assets and liabilities.

As described in Note 2 to the Consolidated Financial Statements, the internal UK transfer pricing mechanism used to calculate the cost and risks associated with funding and liquidity in each business segment was refined in the fourth quarter of 2015 for Retail Banking and Corporate Centre to reflect the current market environment and rates. The segmental analyses for Retail Banking and Corporate Centre have been adjusted to reflect these changes for prior years.

PROFIT BEFORE TAX BY SEGMENT

2015	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	2,985	460	72	58	3,575
Non-interest income(1)	521	109	307	61	998
Total operating income	3,506	569	379	119	4,573
Operating expenses before impairment losses, provisions and (charges)/releases	(1,783)	(332)	(287)	2	(2,400)
Impairment (losses)/releases on loans and advances	(76)	(39)	13	36	(66)
Provisions for other liabilities and (charges)/releases	(727)	(24)	(14)	3	(762)
Total operating impairment losses, provisions and (charges)/releases	(803)	(63)	(1)	39	(828)
Profit from continuing operations before tax	920	174	91	160	1,345

2014
Net interest income	2,947	373	75	39	3,434
Non-interest income(1)	560	89	300	87	1,036
Total operating income	3,507	462	375	126	4,470
Operating expenses before impairment losses, provisions and charges	(1,753)	(297)	(260)	(87)	(2,397)
Impairment (losses)/releases on loans and advances	(187)	(92)	4	17	(258)
Provisions for other liabilities and charges	(395)	(12)	(9)	-	(416)
Total operating impairment losses, provisions and (charges)/releases	(582)	(104)	(5)	17	(674)
Profit from continuing operations before tax	1,172	61	110	56	1,399

2013
Net interest income/(expense)	2,663	284	65	(49)	2,963
Non-interest income(1)	599	91	302	74	1,066
Total operating income	3,262	375	367	25	4,029
Operating expenses before impairment losses, provisions and charges	(1,750)	(258)	(186)	(1)	(2,195)
Impairment losses on loans and advances	(359)	(107)	-	(9)	(475)
Provisions for other liabilities and charges	(226)	(17)	(7)	-	(250)
Total operating impairment losses, provisions and charges	(585)	(124)	(7)	(9)	(725)
Profit/(loss) from continuing operations before tax	927	(7)	174	15	1,109
Loss from discontinued operations after tax	-	-	-	(8)	(8)
(1)	Comprised of Net fee and commission income and Net trading and other income.

8  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners), through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards (excluding the co-branded cards business) and personal loans as well as insurance policies.

Summarised income statement

	2015 £m	2014 £m	2013 £m
Net interest income	2,985	2,947	2,663
Non-interest income	521	560	599
Total operating income	3,506	3,507	3,262
Operating expenses before impairment losses, provisions and charges	(1,783)	(1,753)	(1,750)
Impairment losses on loans and advances	(76)	(187)	(359)
Provisions for other liabilities and charges	(727)	(395)	(226)
Total operating impairment losses, provisions and charges	(803)	(582)	(585)
Profit from continuing operations before tax	920	1,172	927

2015 compared to 2014

Profit from continuing operations before tax decreased by £252m to £920m in 2015 (2014: £1,172m). By income statement line, the movements were:

–	Net interest income increased by £38m to £2,985m in 2015 (2014: £2,947m) driven by management focus on reducing the cost of retail liabilities, the commencement of the PSA cooperation and increased lending. These increases were partially offset by reduced mortgage stock margins and new lending margin pressures.

–	Non-interest income decreased by £39m to £521m in 2015 (2014: £560m). The decrease reflected lower net banking fee income through overdraft fees.

–	Operating expenses before impairment losses, provisions and charges increased by £30m to £1,783m in 2015 (2014: £1,753m). The increase was driven by continued investment in the growth of the business, digital enhancements and regulatory compliance costs and increased consumer finance costs due to the commencement of the PSA cooperation, partially offset by strong cost management discipline and network efficiencies. Further information about PSA is presented in Note 46.

–	Impairment losses on loans and advances decreased by £111m to £76m in 2015 (2014: £187m). This was largely due to a release of £125m in mortgages driven by the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges.

–

Provisions for other liabilities and charges increased by £332m to £727m in 2015 (2014: £395m). This was predominately due to an additional provision of £450m (2014: £95m) taken in 2015 relating to PPI. When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper including the Plevin case to our current assumptions. The additional £450m provision represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

Monthly utilisation, excluding pro-active customer contact, during 2015 was £10m per month (including related costs), against an average of £9m in 2014. While we saw a reduction in PPI redress in the first half of the year, we have seen an increase in the third quarter aligning with industry trends, with the fourth quarter remaining flat.

Other conduct provisions included £43m of additional provisions taken in the third quarter of 2015 relating to wealth and investment products. The additional provisions were taken following the agreement of the revised approach to redressing portfolio and structured investment customers with the FCA.

Regulatory costs relating to the FSCS of £75m (2014: £89m) and the UK Bank Levy of £66m (2014: £50m) were charged in the year. See Note 33 to the Consolidated Financial Statements.

Annual Report 2015

Financial review

2014 compared to 2013

Profit from continuing operations before tax increased by £245m to £1,172m in 2014 (2013: £927m). By income statement line, the movements were:

–	Net interest income increased by £284m to £2,947m in 2014 (2013: £2,663m). This was largely driven by increased lending and through management focus on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver savings products in the second half of 2013 and originating new lower cost ISAs in 2014. These increases were partly offset by reduced mortgage stock margins and new lending margin pressures reflecting the lower customer rates available on incentive products as the current environment for mortgage lending led to increased activity. This activity, combined with UK Government schemes (such as Help to Buy), led to an increase in customers moving from SVR mortgages. We have been successful in the targeted retention of customers into new Santander UK mortgages.

–	Non-interest income decreased by £39m to £560m in 2014 (2013: £599m). The decrease reflected lower net banking fees, including higher cashback on 1I2I3 World products, and reduced overdraft fees, partially offset by an increase in credit cards business and new product promotions, and continued growth in 1I2I3 World product balances.

–	Operating expenses before impairment losses, provisions and charges increased by £3m to £1,753m in 2014 (2013: £1,750m). The increase was principally due to further investment in business growth, including new branch systems and enhancements to our digital channels, as well as the commencement of depreciation on a new data centre. This was partially offset by reduced cost due to strong cost management discipline including multi-branch consolidation efficiency savings.

–	Impairment losses on loans and advances decreased by £172m to £187m in 2014 (2013: £359m). This was largely driven by lower mortgage impairment losses as a result of improving economic conditions, rising house prices, prolonged low interest rates and collections efficiencies introduced both in 2013 and 2014. Impairment losses also decreased across the unsecured portfolios due to continued improvements in credit quality, particularly in credit cards and unsecured personal loan portfolios, which benefitted from the good risk profile of our 1I2I3 World customers. The loan loss charge was 0.12% (2013: 0.22%).

–

Provisions for other liabilities and charges increased by £169m to £395m in 2014 (2013: £226m). This was predominantly due to higher FSCS, UK Bank Levy, branch de-duplication and conduct charges, partially offset by a decrease in restructuring costs.

Regulatory costs relating to the FSCS of £89m (2013: £86m) and the UK Bank Levy of £50m (2013: £40m) were charged in the year.

Other increases included a charge of £50m relating to the costs for our on-going branch de-duplication programme. There was a further provision of £150m including related costs, for conduct remediation. Of this, £95m related to PPI which, following a recent review of claims activity indicated that claims are now expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £11m for the full year, compared to a monthly average of £18m in 2013. The high proportion of invalid complaints continued. There was a net £45m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. See Note 33 to the Consolidated Financial Statements.

There was also a reduced charge for restructuring costs in the year.

Balances and ratios

	2015 £bn	2014 £bn	2013 £bn
Total assets	171.9	163.4	160.5
Customer loans	164.8	158.5	155.6
- of which mortgages	152.8	150.1	148.1
- of which other unsecured lending - of which consumer finance	5.7 6.3	5.1 3.3	4.3 3.2
Risk-weighted assets (RWAs)	42.4	38.4	36.3
Customer deposits	137.3	129.6	123.2
- of which savings	70.3	73.8	79.5
- of which current accounts	53.2	41.1	27.9

NPL ratio(1) (2)	1.44%	1.62%	1.89%
Coverage ratio(1) (3)	32%	34%	31%
Mortgage NPL ratio(1) (4)	1.47%	1.64%(6)	1.88%(6)
Mortgage coverage ratio(1) (5)	19%	24%	21%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs.
(4)	Mortgage NPLs as a percentage of mortgage assets.
(5)	Mortgage impairment loss allowance as a percentage of mortgage NPLs.
(6)	Excludes PIPs

10  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

2015 compared to 2014

–	Total assets increased to £171.9bn at 31 December 2015 (2014: £163.4bn), mainly due to the increase in customer loans described below.

–	Customer loans increased to £164.8bn at 31 December 2015 (2014: £158.5bn). Mortgage customer loans increased by £2.7bn to £152.8bn at 31 December 2015 (2014: £150.1bn) driven by strong approval volumes and mortgage retention, with approximately 80% of maturities retained on new Santander UK mortgages, offsetting the SVR attrition of £8.1bn (2014: £8.4bn).

–	Other unsecured lending balances, which include bank overdrafts, unsecured personal loans, and credit cards increased 12% to £5.7bn at 31 December 2015 (2014: £5.1bn). This was in line with the 1I2I3 World loyalty strategy.

–	Consumer finance balances increased 91% to £6.3bn at 31 December 2015 (2014: £3.3bn), as we continued to strengthen our broad and well-diversified vehicle finance franchise through the PSA cooperation commencement.

–	RWAs increased by 10.4% to £42.4bn at 31 December 2015 (2014: £38.4bn), largely reflecting the commencement of the PSA cooperation, accounting for £2.5bn of RWAs we consolidated, and growth in mortgages.

–	Customer deposits increased 6% to £137.3bn at 31 December 2015 (2014: £129.6bn) as current account balances continued to grow strongly, mainly through our 1I2I3 Current Account which was the main driver of a net inflow of £12.1bn in current account balances. This was partially offset by lower demand for savings products with balances reducing £3.5bn. Retail Banking deposit spread improved to 0.63% in 2015 (2014: 0.76%), mainly due to maturing higher cost ISAs and originating new lower cost Fixed Term Bonds.

–	The NPL ratio decreased to 1.44% at 31 December 2015 (2014: 1.62%), as a result of lower mortgage non-performing loans and overall growth in retail assets.

–	The mortgage NPL ratio decreased to 1.47% at 31 December 2015 (2014: 1.64%), with impairment releases and the decrease in NPL and coverage ratios reflecting the continued good performance of the portfolio supported by low interest rates, rising house prices and the supportive economic environment.

–	The mortgage NPL coverage ratio decreased to 19% at 31 December 2015 (2014: 24%).

2014 compared to 2013

–	Total assets increased to £163.4bn at 31 December 2014 (2013: £160.5bn), mainly due to the rise in customer loans described below.

–

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

–	Unsecured consumer and vehicle finance balances, which include bank overdrafts, unsecured personal loans, credit cards and consumer finance, increased 12%. This was in line with the planned rollout of our 1I2I3 World loyalty strategy.

–	RWAs increased by 6% to £38.4bn at 31 December 2014 (2013: £36.3bn), reflecting growth in both mortgages and unsecured lending described above, as well as a small increase in the average mortgage risk weight.

–	Customer deposits increased 5% to £129.6bn at 31 December 2014 (2013: £123.2bn) as current account balances continued to grow strongly. The 1I2I3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £13.2bn in current account balances during the year. This was partially offset by a continued managed reduction in deposits without a broader customer relationship, as we continued to focus on retaining and originating accounts held by more loyal customers.

–	The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 1.89%), with an improvement across all the principal portfolios. There was a particular improvement in unsecured personal lending and 1I2I3 Credit Cards which benefitted from the good risk profile of our 1I2I3 World customers.

–	The mortgage NPL ratio decreased to 1.64% at 31 December 2014 (2013: 1.88%) with a further decrease in NPLs which reflected the good credit quality of the portfolio, and a growing mortgage book, supported by the improving economic environment for UK households, with low interest rates, rising house prices and falling unemployment. We remain aware that these trends may not continue and we take account of this in setting our provisions.

–	The mortgage NPL coverage ratio increased to 24% at 31 December 2014 (2013: 21%).

Annual Report 2015

Financial review

Business volumes

	2015 £bn	2014 £bn	2013 £bn
Mortgage gross lending	26.5	26.3	18.4
Mortgage net lending	2.7	2.0	(8.5)
Consumer finance gross lending	3.0	1.6	0.2
Consumer finance net lending	0.5	0.2	-
Other unsecured net lending	0.6	0.8	-

2015 compared to 2014

–

Mortgage gross lending increased slightly to £26.5bn in 2015 (2014: £26.3bn), with applications up 5% over the year, while we helped 30,900 first-time buyers (£4.5bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £1.8bn to £55.1bn (2014: £56.9bn) while Buy-to-let mortgage balances increased by £1.9bn to £5.0bn (2014: £3.1bn).

We have continued to build our Buy-to-let book, which represents 3% of our total mortgage book, focusing on non-professional landlords, as this segment is more closely aligned with residential mortgages, and also accounts for the majority of the Buy-to-let market. In 2015, we completed 12,700 Buy-to-let mortgages, representing 10% of new business flow, at an average LTV of 70%.

–	Consumer finance gross lending was £3.0bn (2014: £1.6bn) and net lending was £0.5bn (2014: £0.2bn), driven by increases in new car registrations and an expansion in business streams, including motorbikes and leisure vehicles.

–	Other unsecured net lending decreased by £0.2bn to £0.6bn (2014: £0.8bn), with continued strong growth in 1I2I3 Credit Card balances more than offset by lower unsecured personal loan (UPL) lending in the more competitive market environment.

2014 compared to 2013

–	Mortgage gross lending was strong, increasing to £26.3bn with applications up 26% in 2014, due to improved markets, including gross lending driven by the UK Government-backed Help to Buy scheme. We maintained our prudent lending criteria with an average LTV of 65% (2013: 62%) on new lending in 2014, including the effect of higher LTV Help to Buy business. We helped 40,300 first-time buyers (£5.6bn of gross lending) and 8,100 Help to Buy customers (£1.2bn of gross lending) purchase a home.

–	Consumer finance net lending increased to £0.2bn in 2014 (2013: £nil), benefiting from a continued increase in customer confidence.

–	Other unsecured net lending increased by £0.8bn to £0.8bn (2013: £nil), due to increasing UPL new business and a strong uptake of 1I2I3 Credit Cards.

–	The number of 1I2I3 World customers increased by 50% to 3.6 million in 2014 (2013: 2.4 million), with a continued growing transactional primary customer base. In 2014, we further expanded the 1I2I3 World by launching the 1I2I3 Mini, a new current account for children, 166,000 of which have been opened. In addition, we launched the 1I2I3 student products, which include 1I2I3 Student, 1I2I3 Graduate and 1I2I3 Post-Graduate new accounts (excluding automatic conversions), which grew to 107,000 customers. This makes 1I2I3 World accessible to the whole family and is helping us to deepen customer relationships.

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

12  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Business development in 2015

–	1I2I3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 96% of 1I2I3 Current Account holders have a primary banking relationship (vs. 46% for our non-1I2I3 Current Account); on average 1I2I3 World customers hold 2.2 products (vs.1.5); and average liabilities (banking and savings) held by 1I2I3 Current Account holders are 5.3x higher than for non-1I2I3 Current Account customers.

–

In September 2015, we announced changes to the 1I2I3 Current Account and the 1I2I3 Credit Card. We thought long and hard about these changes, the first since the launch of the products, and have made them in response to continuing challenges in the market and the ‘low for longer’ Base Rate environment. The fee changes are effective from January 2016 with the 1I2I3 World Current Account fee increasing from £2 per month to £5 per month, and the credit card fee from £24 annually to £3 per month, with a cap on cashback of £9 per month.

We are still in the early stages of knowing the real impact of the fee and cashback changes on customer acquisition, loyalty and satisfaction. The core terms of the 1I2I3 World Current Account and the 1I2I3 Credit Card have not changed and both remain leading products which offer significant value.

–	We are growing our Wealth Management business, building on existing foundations, to provide an innovative proposition that improves customer loyalty. During 2015, we established a Financial Planning service and now offer investment advice to customers, on a range of products via our branch network.

–	In September 2015, we withdrew from the UK government’s Help to Buy scheme but continue to offer mortgages with an LTV of over 90% under the same terms, due to the good performance of Help to Buy mortgages and reflecting the healthy market for customers with smaller deposits.

–	We continue to invest in digital technology and have made a number of improvements in our digital platforms. In July 2015, we were one of the first UK banks to adopt the Apple Pay service, launched new apps such as ‘Spendlytics’ (which now includes touch ID) and ‘KiTTi’, and an online mortgage decision ‘in principle’ tool. In August 2015, as part of our ‘Go Smart’ programme, we introduced tablets into our branch network to enhance the customer experience.

–	We gained an average of 1,500 new active mobile users every day, and in the fourth quarter of 2015 34% of our mortgages were retained online and 31% of total openings of current accounts and 51% of credit cards were made through digital channels. In 2015 we continued to focus on digital developments, in particular security, new services, increased functionality across platforms and devices, a single consolidated account view for each customer and consolidation of our credentials processes facilitating digital access and re-access for customers.

Annual Report 2015

Financial review

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission, trade finance and asset finance. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

Summarised income statement

	2015 £m	2014 £m	2013 £m
Net interest income	460	373	284
Non-interest income	109	89	91
Total operating income	569	462	375
Operating expenses before impairment losses, provisions and charges	(332)	(297)	(258)
Impairment losses on loans and advances	(39)	(92)	(107)
Provisions for other liabilities and charges	(24)	(12)	(17)
Total operating impairment losses, provisions and charges	(63)	(104)	(124)
Profit/(loss) from continuing operations before tax	174	61	(7)

2015 compared to 2014

Profit from continuing operations before tax increased by £113m to £174m in 2015 (2014: £61m). By income statement line, the movements were:

–	Net interest income increased by £87m to £460m in 2015 (2014: £373m), principally as a result of continued growth in customer loans and an improvement in deposit margins through the enhanced franchise and broader range of services.

–	Non-interest income increased by £20m to £109m in 2015 (2014: £89m) principally due to improved levels of banking fees, international payment income, interest rate management income and lending fees.

–	Operating expenses before impairment losses, provisions and charges increased by £35m to £332m in 2015 (2014: £297m). The increase reflected the investment in growth of the business serving SME and corporate customers and our expanded footprint and network of CBCs.

–	Impairment losses on loans and advances decreased by £53m to £39m in 2015 (2014: £92m) due to an improvement in the credit quality of the loan book and releases driven by loan disposals and restructurings. This was supported by our cautious lending policy and the supportive economic environment.

–

Provisions for other liabilities and charges increased by £12m to £24m in 2015 (2014: £12m) predominantly due to the absence of conduct provision releases of £10m made in 2014.

Regulatory costs relating to the FSCS of £1m (2014: £2m) and the UK Bank Levy of £23m (2014: £17m) were charged in the year.

2014 compared to 2013

Profit from continuing operations before tax increased by £68m to £61m in 2014 (2013: loss of £7m). By income statement line, the movements were:

–	Net interest income increased by £89m to £373m in 2014 (2013: £284m), principally as a result of continued growth in customer loans and an improvement in stock deposit margins. Much of the loan growth was generated through our expanding network of regional CBCs and the increased number of relationship managers.

–	Non-interest income decreased by £2m to £89m in 2014 (2013: £91m) due to a lower demand for interest rate and foreign exchange risk management products in a relatively stable, low interest rate environment.

–	Operating expenses before impairment losses, provisions and charges increased by £39m to £297m in 2014 (2013: £258m). The increase reflected continued investment in the growth of the businesses serving SME and corporate customers, including continued investment in systems to improve and support new transactional capabilities for our customers as we continue to open new CBCs and recruited new relationship managers.

–	We are also investing in new platforms specifically for corporate customers and building on the expertise and presence of the wider Banco Santander group. In 2014, we launched a new corporate internet banking capability (Connect), a new trade portal and trade club and the Santander Passport service. Our global alliances with other major international financial institutions, together with the extensive network provided by the Banco Santander group allow us to offer a broad range of international financial services for our customers.

–	Impairment losses on loans and advances decreased by £15m to £92m in 2014 (2013: £107m), with a loan loss rate of 0.52% (2013: 0.66%). Credit quality in the loan books continued to be good, supported by the improving economic environment and our cautious lending policy.

–	Provisions for other liabilities and charges decreased by £5m to £12m in 2014 (2013: £17m). Regulatory costs relating to the FSCS of £2m (2013: £2m) and the UK Bank Levy of £17m (2013: £13m) were charged in the year. There was also a modest conduct provision release of £10m.

14  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Balances and ratios

	2015 £bn	2014 £bn	2013 £bn
Total assets	20.9	18.7	17.0
Customer loans	20.9	18.7	17.0
- of which SMEs	13.6	12.6	11.7
- of which mid corporate	7.3	6.1	5.3
Risk-weighted assets	20.9	19.9	17.0
Customer deposits	18.1	15.3	13.8

NPL ratio(1) (2)	2.80%	3.56%	3.83%
Coverage ratio(1) (3)	44%	46%	43%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs.

2015 compared to 2014

–	Total assets increased by 12% to £20.9bn at 31 December 2015 (2014: £18.7bn), due to the increase in customer loans described below.

–	Customer loans increased by 12% to £20.9bn at 31 December 2015 (2014: £18.7bn) maintaining a positive momentum despite an increasingly competitive and challenging market. This growth was predominantly driven by our expanded network of regional CBCs and our additional relationship managers, through our investment in growing our SME business.

–	Risk-weighted assets increased by 5% to £20.9bn at 31 December 2015 (2014: £19.9bn) principally in line with customer loan growth.

–	Customer deposits increased by 18% to £18.1bn at 31 December 2015 (2014: £15.3bn). We continued to attract deposit balances through our strong customer relationships, supported by an expanded product range and our enhanced banking platform.

–	The NPL ratio decreased to 2.80% at 31 December 2015 (2014: 3.56%), with credit quality remaining strong. We continue to adhere to our prudent lending criteria as we grow lending.

2014 compared to 2013

–	Total assets increased by 10% to £18.7bn at 31 December 2014 (2013: £17.0bn) driven by the growth in customer loans described below.

–	Customer loans increased by 10% to £18.7bn at 31 December 2014 (2013: £17.0bn) maintaining a positive momentum despite an increasingly competitive and still contracting market. This growth was predominantly driven by our network of regional CBCs and our additional relationship managers as we continue to invest in growing our SME business. Following a periodic review in the first quarter of 2014, the management of a number of customers was transferred from the SME portfolio to our mid corporate portfolio as the annual turnover of their businesses had increased. Prior years have not been restated. The balance associated with these loans was £327m. Lending to SME customers increased 8% including the transfer (11% excluding the transfer), and with growth of 15% in mid corporates during the year (9% increase excluding transfer).

–	Risk-weighted assets increased by 17% to £19.9bn at 31 December 2014 (2013: £17.0bn) reflecting growth in customer loans as described above and a recalibration of risk models.

–	Customer deposits increased by 11% to £15.3bn at 31 December 2014 (2013: £13.8bn). We continued to attract deposit balances where we have a strong customer relationship and building on our new enhanced corporate cash management and deposit capabilities. Deposit growth fully funded the increase in lending and grew at a faster rate than in recent years.

–	The NPL ratio decreased to 3.56% at 31 December 2014 (2013: 3.83%), largely due to credit quality remaining strong. We continue to adhere to our prudent lending criteria as we further deliver on our business plan to expand lending.

Annual Report 2015

Financial review

Business volumes

	2015	2014	2013
New facilities	£9.0bn	£7.9bn	£6.5bn
Bank account openings (No.)	7,890	7,570	5,680
Online banking (Connect) active users (No.)	25,120	21,810	12,380

2015 compared to 2014

–	New facilities increased 14% to £9.0bn in 2015 (2014: £7.9bn), with increases across most portfolios as a result of our expanded network of Relationship Managers (RM), more comprehensive suite of products and services and leveraging our expertise in international and structured finance.

–	Bank account openings showed strong growth, increasing 4% to 7,890 in 2015 (2014: 7,570), driven by our expanded footprint. There was a continuation in the pickup of our corporate banking platform Connect, with active users increasing 15% in the last year.

2014 compared to 2013

–	New facilities increased 22% to £7.9bn in 2014 (2013: £6.5bn). We also expanded our coverage in the renewable energy, manufacturing and education sectors in the year. We have in place a new scalable platform and are able to deliver a broader product suite with a wide range of ancillary services and we have extended our footprint and our capacity to service mid corporates and SMEs with the increase in the number of RMs in our growing network of regional CBCs.

–	Bank account openings showed strong growth increasing 33% to 7,570 in 2014 (2013: 5,680) with an acceleration in the usage of our corporate banking platform in 2015, completed in 2013.

Business development

–	We are seeing a strong increase in productivity across our platform, utilising the broader product suite and expanded footprint we have in place, including 726 RMs and 70 CBCs at 31 December 2015. As part of this expanded footprint, new RMs are building business portfolios and will follow our established productivity maturity curve.

–	The new platforms developed specifically for corporates, building on the expertise and presence of the wider Banco Santander group, allow us to offer an enhanced product suite to customers. Through our Connect platform, Trade Portal and Trade Club and the Santander Passport service, and with the extensive network provided by the Banco Santander group, we can offer a broad range of international financial services to our corporate customers.

–

Our pioneering Breakthrough programme continues to support SME growth across the UK. Through the range of services, workshops and MasterClass programmes we can offer to businesses, SMEs are provided with the knowledge, connections and finance to grow and succeed. The programme has held 128 International Round Table events for more than 1,700 companies, provided 5 Iconic Master Classes with companies including Jaguar Land Rover, Saatchi Masius and McLaren for 79 fast-growth SMEs in 2015, and taken 40 SME businesses on trade missions to major international markets such as Spain, Poland, Mexico, the UAE and the USA. To help UK businesses find the right people to help them grow, we have part funded 2,500 internships and work placements.

Also, our Breakthrough Growth Capital team assisted 33 businesses in accessing £157m of facilities, helping to create over 2,000 jobs. Since the inception of the Growth Capital team they have supported 73 companies with £254m of facilities, helping to create almost 4,000 jobs.

–

As part of the Breakthrough programme, this year we have launched a new £100m scheme targeted at SME housebuilders, to provide much needed support to an area of the market where access to finance is a primary constraint. The flexibility of the arrangements offered, in particular bullet repayment facilities, provide additional benefits to housebuilders at the smaller end of the market.

–	In October 2015, the Santander InnoVentures fund invested in the international payments firm Ripple Inc., which provides global financial settlement solutions and develops banking infrastructure technology to reduce settlement costs for banks.

16  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

GLOBAL CORPORATE BANKING

Global Corporate Banking (formerly known as Corporate & Institutional Banking) services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management). As part of a rebrand across the Banco Santander group, Corporate & Institutional Banking (the UK segment of Santander Global Banking & Markets) has been branded as Global Corporate Banking, to reflect the build out of a corporate client franchise, and the refinement of the customer centred strategy.

Summarised income statement

	2015 £m	2014 £m	2013 £m
Net interest income	72	75	65
Non-interest income	307	300	302
Total operating income	379	375	367
Operating expenses before impairment losses, provisions and charges	(287)	(260)	(186)
Impairment releases on loans and advances	13	4	-
Provisions for other liabilities and charges	(14)	(9)	(7)
Total operating provisions and charges	(1)	(5)	(7)
Profit from continuing operations before tax	91	110	174

2015 compared to 2014

Profit from continuing operations before tax decreased by £19m to £91m in 2015 (2014: £110m). By income statement line, the movements were:

–	Net interest income decreased to £72m in 2015 (2014: £75m), with continued ongoing demand for project and acquisition finance transactions, syndicated loans, transactional services and factoring products mostly offset by margin compression.

–	Non-interest income increased by £7m to £307m in 2015 (2014: £300m) principally due to increased revenues from our client derivative and cash sales activities, partially offset by lower demand in some market making activities.

–	Operating expenses before impairment losses, provisions and charges increased by £27m to £287m in 2015 (2014: £260m), mainly reflecting investment in developing transactional, interest rate, foreign exchange and fixed income capabilities, transfer of a number of sales functions to London from Madrid in 2014, as well as the associated costs from related controls, systems and processes.

–	Impairment releases on loans and advances benefitted from releases of £13m in 2015 (2014: £4m), reflecting loan disposals and restructurings.

–	Provisions for other liabilities and charges increased by £5m to £14m in 2015 (2014: £9m) due to an increase in the UK Bank Levy.

2014 compared to 2013

Profit from continuing operations before tax decreased by £64m to £110m in 2014 (2013: £174m). By income statement line, the movements were:

–	Net interest income increased by £10m to £75m in 2014 (2013: £65m), driven by a deposit margin improvement.

–

Non-interest income decreased by £2m to £300m in 2014 (2013: £302m), principally due to lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in a volatile second half of the year. This was partially offset by an increase in the short-term markets activity of clients.

–	We continued to develop the client franchise, in particular the large corporate segment, through a focused client approach, an increase in the number of bankers providing coverage as well as improved product offerings. We continued to refocus the business mix towards core banking activities, such as global transaction banking, debt capital markets, supply chain finance and cash management. We also exited from a number of non-core activities where we lack scale and expertise.

–	Operating expenses before impairment losses, provisions and charges increased by £74m to £260m in 2014 (2013: £186m), mainly reflecting investment in developing transactional, interest rate and fixed income capabilities (including a new cash management platform, specific foreign exchange tools and infrastructure for supply chain finance), as well as the related controls, systems and processes.

–	Impairment losses on loans and advances benefitted from a release of £4m in 2014 (2013: £nil) reflecting improved performance of loans due to general improvements in economic conditions.

–	Provisions for other liabilities and charges remained broadly stable at £9m in 2014 (2013: £7m).

Annual Report 2015

Financial review

Balances and ratios

	2015 £bn	2014 £bn	2013 £bn
Total assets	36.6	38.3	37.9
Customer loans	5.5	5.2	5.1
Other assets	31.1	33.1	32.8
Risk-weighted assets	15.4	16.8	16.5
Customer deposits	3.0	2.3	2.6

NPL ratio(1) (2)	0.18%	1.01%	0.33%
Coverage ratio(1) (3)	330%	138%	453%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

2015 compared to 2014

–	Total assets principally consist of derivatives, fixed income products and customer loans. Total assets decreased by 4% to £36.6bn at 31 December 2015 (2014: £38.3bn).

–	Customer loans increased to £5.5bn at 31 December 2015 (2014: £5.2bn), driven by refinancing and origination activities related to syndicated loans, project and acquisition finance and transactional services. We continue to develop our larger corporate and institutional client franchise and our product offering in banking and capital markets. We are focusing the business mix towards core banking activities, such as global transaction banking, Debt Capital Markets solutions, supply chain finance and cash management, and have recently added private placement capabilities in order to offer products our customers require.

–	Other assets principally consist of derivatives and fixed income products. Other assets decreased by £2.0bn to £31.1bn at 31 December 2015 (2014: £33.1bn) due to decrease in holdings of debt securities and the reduction in fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates. This was partially offset by the higher levels of securities purchased under resale agreements.

–	Risk-weighted assets decreased slightly to £15.4bn at 31 December 2015 (2014: £16.8bn) reflecting decreases in market and counterparty credit risk.

–	Customer deposits increased to £3.0bn at 31 December 2015 (2014: £2.3bn) as we continued to attract deposit balances where we have strong customer relationships.

–	The NPL ratio decreased to 0.18% at 31 December 2015 (2014: 1.01%), due to further loan disposals.

2014 compared to 2013

–	Total assets principally consist of derivatives, fixed income products and customer loans. Total assets increased by 1% to £38.3bn at 31 December 2014 (2013: £37.9bn). The increase was driven by the growth in customer loans described below.

–	Customer loans increased to £5.2bn at 31 December 2014 (2013: £5.1bn), despite volatile market conditions and an acceleration of refinancing activities.

–	Other assets principally consist of derivatives and fixed income products. Other assets increased slightly by 1% to £33.1bn at 31 December 2014 (2013: £32.8bn).

–	Risk-weighted assets increased slightly to £16.8bn at 31 December 2014 (2013: £16.5bn) reflecting customer loan growth.

–	Customer deposits decreased to £2.3bn at 31 December 2014 (2013: £2.6bn) as part of a plan to focus more on the management of our relationship driven deposit base.

–	The NPL ratio increased to 1.01% at 31 December 2014 (2013: 0.33%), due to a single infrastructure loan which moved to non-performance.

Business development in 2015

–	We continue to develop our larger corporate and institutional client franchise and our product offering in banking and capital markets. We anticipate a further two years of investment in order to complete a service offering complementary to the one we now have in place for our smaller corporate customers. We are starting to see some revenue momentum from the investment in service capability of our core banking services.

–	We continue to focus the business mix on core banking activities, such as global transaction banking, Debt Capital Markets solutions, supply chain finance, cash management and private placement capabilities in order to offer products our customers require.

–	In conjunction with Commercial Banking, we have developed a digital foreign exchange platform, ‘Santander Flame’. This platform allows our customers to execute and manage their foreign exchange risk in one place with the capability to access the platform on the move.

18  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

CORPORATE CENTRE

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value. In addition, the co-brand credit cards business sold in 2013 was managed in Corporate Centre prior to its sale and presented as discontinued operations.

Summarised income statement

	2015 £m	2014 £m	2013 £m
Net interest income/(expense)	58	39	(49)
Non-interest income	61	87	74
Total operating income	119	126	25
Operating expenses before impairment losses, provisions and charges	2	(87)	(1)
Impairment releases/(losses) on loans and advances	36	17	(9)
Provisions for other liabilities and charges	3	-	-
Total operating impairment losses, provisions and charges	39	17	(9)
Profit from continuing operations before tax	160	56	15

Loss from discontinued operations after tax	-	-	(8)

2015 compared to 2014

Profit from continuing operations before tax increased by £104m to £160m in 2015 (2014: £56m). By income statement line, the movements were:

–	Net interest income increased by £19m to £58m in 2015 (2014: £39m), reflecting the differing maturity and behavioural profiles between the commercial balance sheet and the improved funding cost.

–	Non-interest income decreased by £26m to £61m in 2015 (2014: £87m), reflecting reduced mark-to-market movements in debt issuance and other portfolios are effectively hedged in line with Santander UK’s risk management policies.

–	Operating expenses before impairment losses, provisions and charges decreased by £89m to £2m income in 2015 (2014: £87m). In 2014, the benefit was principally due to a net gain of £218m which arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. This was more than offset by additional project costs of £98m, including those relating to our investment programme, which were borne centrally, and software write-offs of £206m for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

–	Impairment releases on loans and advances increased by £19m to £36m in 2015 (2014: £17m) mainly due to provision releases in the non-core portfolio as a result of asset disposals and repayments.

–	Provisions for other liabilities and charges decreased by £3m to releases of £3m (2014: £nil), as a result of loan disposals during the year.

2014 compared to 2013

Profit from continuing operations before tax increased by £41m to £56m in 2014 (2013: £15m). By income statement line, the movements were:

–	Net interest income increased by £88m to £39m in 2014 (2013: £49m expense) driven by lower funding costs reflecting debt re-pricing and a smaller customer funding gap.

–	Non-interest income increased by £13m to £87m in 2014 (2013: £74m) largely reflecting mark-to-market gains.

–	Operating expenses before impairment losses, provisions and charges increased by £86m to £87m in 2014 (2013: £1m) principally due to pension gains of £218m and write-off and other costs of £304m. The pension gain arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. Also following the implementation of our new digital platform and the completion of our product simplification programme we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised. The write-offs are expected to reduce our future depreciation charge.

–	Impairment losses on loans and advances decreased by £26m to releases of £17m in 2014 (2013: charge of £9m) due to a £25m release in the non-core portfolio as a result of the improving economic environment and disposal of assets, utilising lower provisions than allocated.

Loss from discontinued operations after tax of £nil in 2014 (2013: £8m) reflected the sale of the co-brand credit cards business in 2013.

Annual Report 2015

Financial review

Balances and ratios

	2015 £bn	2014 £bn	2013 £bn
Total assets	52.0	55.6	55.0
Customer loans (non-core)	7.4	8.3	9.4
- of which Social housing	6.2	6.7	7.1
Risk-weighted assets	7.1	7.2	7.9
Customer deposits	3.9	5.2	6.8

NPL ratio(1) (2)	1.18%	1.62%	2.36%
Coverage ratio(1) (3)	117%	134%	125%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loan loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

2015 compared to 2014

–	Total assets principally consists of liquid assets and non-core customer loans. Total assets decreased by 6% to £52.0bn at 31 December 2015 (2014: £55.6bn).

–	Customer loans decreased by 11% to £7.4bn at 31 December 2015 (2014: £8.3bn) due to the run-down of the non-core corporate and legacy portfolios as we continued to successfully implement our ongoing exit strategy from individual loans and leases. Disposals of assets continued across the portfolios with no significant impact on the income statement. The Social Housing loan portfolio remained relatively stable, reflecting its long-term, low risk nature.

–	Risk-weighted assets decreased by 1.4% to £7.1bn at 31 December 2015 (2014: £7.2bn) with the reduction in non-core customer loan exposures and the continued run-down of the other non-core corporate and legacy portfolios offset by an increased operational risk charge.

–	Customer deposits decreased by 25% to £3.9bn at 31 December 2015 (2014: £5.2bn), as we focused on rebalancing the deposit base tenure.

–	The NPL ratio decreased to 1.18% at 31 December 2015 (2014: 1.62%), due to further loan disposals.

2014 compared to 2013

–	Total assets increased by 1% to £55.6bn at 31 December 2014 (2013: £55.0bn) principally driven by an increase in liquid assets, partially offset by the reduction in non-core customer loans described below. Liquid asset balances continued to be managed against liquidity requirements with a focus on efficiency, given stability in capital markets and as a consequence of historic actions taken to strengthen the balance sheet.

–	Customer loans decreased by 12% to £8.3bn at 31 December 2014 (2013: £9.4bn) due to the rundown of the non-core corporate and legacy portfolios as we continued to successfully implement our on-going exit strategy from individual loans and leases. Disposals of assets continued across the portfolios with no significant impact on the income statement. The Social Housing loan portfolio remained relatively stable, reflecting its long-term, low risk nature.

–	Risk-weighted assets decreased by 9% to £7.2bn at 31 December 2014 (2013: £7.9bn) largely reflecting the reduction in customer loans due to the continued run-down of the non-core corporate and legacy portfolios.

–	Customer deposits decreased by 24% to £5.2bn at 31 December 2014 (2013: £6.8bn), as part of a plan to focus on the management of our more relationship-driven deposit base.

–	The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 2.36%), reflecting the on-going sale and run-off of the non-core corporate and legacy portfolios which continued with no significant impact on the income statement. Social Housing loans comprised 81% of customer loans in Corporate Centre at 31 December 2014, and this portfolio is fully performing.

20  Santander UK plc

Income	Balance sheet	Cash
statement review	review	flows

Balance sheet review

This Financial review describes Santander UK’s significant assets and liabilities and its strategy and reasons for entering into such transactions. In this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONSOLIDATED BALANCE SHEET

	2015 £m	2014 £m
Assets
Cash and balances at central banks	16,842	22,562
Trading assets	23,961	21,700
Derivative financial instruments	20,911	23,021
Financial assets designated at fair value	2,398	2,881
Loans and advances to banks	3,548	2,057
Loans and advances to customers	198,045	188,691
Loans and receivables securities	52	118
Available for sale securities	9,012	8,944
Macro hedge of interest rate risk	781	963
Interest in other entities	48	38
Property, plant and equipment	1,597	1,624
Retirement benefit assets	556	315
Tax, intangibles and other assets	3,655	3,063
Total assets	281,406	275,977
Liabilities
Deposits by banks	8,278	8,214
Deposits by customers	164,074	153,606
Trading liabilities	12,722	15,333
Derivative financial instruments	21,508	22,732
Financial liabilities designated at fair value	2,016	2,848
Debt securities in issue	49,615	51,790
Subordinated liabilities	3,885	4,002
Macro hedge of interest rate risk	110	139
Retirement benefit obligations	110	199
Tax, other liabilities and provisions	3,429	2,921
Total liabilities	265,747	261,784
Equity
Total shareholders’ equity	15,524	14,193
Non-controlling interests	135	-
Total equity	15,659	14,193
Total liabilities and equity	281,406	275,977

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

2015 compared to 2014

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 25% to £16,842m at 31 December 2015 (2014: £22,562m). The decrease was mainly attributable to a reduction in balances at central banks reflecting lower liquidity requirements.

Trading assets

Trading assets increased by 10% to £23,961m at 31 December 2015 (2014: £21,700m), reflecting changes in the mix of assets held for liquidity purposes, with higher levels of securities purchased under resale agreements and equities partially offset by decreased holdings of debt securities.

Derivative financial instruments - assets

Derivative assets decreased by 9% to £20,911m at 31 December 2015 (2014: £23,021m). The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 17% to £2,398m at 31 December 2015 (2014: £2,881m), mainly driven by the decrease in the valuation of assets and maturities within the portfolio. In accordance with Santander UK’s policy, new loans are no longer being designated at fair value.

Loans and advances to banks

Loans and advances to banks increased by 72% to £3,548m at 31 December 2015 (2014: £2,057m). The increase was mainly driven by medium-term securities purchased under resale agreements and an increase in short-term positions with other entities.

Loans and advances to customers

Loans and advances to customers increased by 5% to £198,045m at 31 December 2015 (2014: £188,691m) principally due to the increase in corporate portfolios and mortgages, maintaining a positive momentum despite an increasingly competitive and challenging market. Alongside this, unsecured and vehicle finance increased driven by the commencement of the PSA cooperation.

Annual Report 2015

Financial review

Loans and receivables securities

Loans and receivables securities decreased by 56% to £52m at 31 December 2015 (2014: £118m) principally due to sales and maturities of non-core assets in line with our business strategy to exit this market.

Available for sale securities

Available for sale securities increased by 1% to £9,012m at 31 December 2015 (2014: £8,944m) primarily as part of normal liquid asset portfolio management activity.

Macro hedge of interest rate risk - assets

The macro hedge of interest rate risk decreased by 19% to £781m at 31 December 2015 (2014: £963m), mainly driven by general movements in yield curves.

Property, plant and equipment

Property, plant and equipment decreased by 2% to £1,597m at 31 December 2015 (2014: £1,624m). The decrease was mainly driven by the depreciation and impairment charge for the year offset by additional investments made in respect of the branch network offices refurbishment.

Retirement benefit assets

Retirement benefit assets increased by 77% to £556m at 31 December 2015 (2014: £315m). For those sections of the Santander UK Group Pension Scheme which had surpluses, the key drivers of the increase were actuarial gains arising from experience adjustments and modest improvements in the discount rate and life expectancy together with the acquisition of the PSA retirement benefit scheme.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 19% to £3,655m at 31 December 2015 (2014: £3,063m). The increase was primarily driven by an increase in trade and other receivables relating to settlement of transactions.

Liabilities

Deposits by banks

Deposits by banks increased by 1% to £8,278m at 31 December 2015 (2014: £8,214m) driven by maturities of medium-term securities sold under agreements to repurchase offset by increase in other assets.

Deposits by customers

Deposits by customers increased by 7% to £164,074m at 31 December 2015 (2014: £153,606m) as we continued to focus on retaining and originating accounts held by more loyal customers. Retail Banking current account balances increased and Commercial Banking deposits increased through enhanced capabilities and building on strong customer relationships.

Trading liabilities

Trading liabilities decreased by 17% to £12,722m at 31 December 2015 (2014: £15,333m) as a result of a decrease in short positions and short-term deposits and collateral held, as part of normal trading activity.

Derivative financial instruments - liabilities

Derivative liabilities decreased by 5% to £21,508m at 31 December 2015 (2014: £22,732m). The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange rates.

Financial liabilities designated at fair value through profit and loss

Financial liabilities designated at fair value through profit and loss decreased by 29% to £2,016m at 31 December 2015 (2014: £2,848m). The decrease principally reflected reduced issuances in the different programmes of financial liabilities designated at fair value through profit or loss.

Debt securities in issue

Debt securities in issue decreased by 4% to £49,615m at 31 December 2015 (2014: £51,790m), driven by maturities in the year, partially offset by additional medium-term funding assumed in connection with the commencement of the PSA cooperation.

Subordinated liabilities

Subordinated liabilities decreased by 3% to £3,885m at 31 December 2015 (2014: £4,002m). The decrease was attributable to a capital management exercise in the year partially offset by new issuances of dated subordinated notes.

Macro hedge of interest rate risk - liabilities

Macro hedge of interest rate risk decreased by 21% to £110m at 31 December 2015 (2014: £139m) driven by movements in yield curves.

Retirement benefit obligations

Retirement benefit obligations decreased by 45% to £110m at 31 December 2015 (2014: £199m). The key drivers of the decrease were actuarial gains arising from experience adjustments and modest improvements in the discount rate and life expectancy.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 17% to £3,429m at 31 December 2015 (2014: £2,921m). The increase was attributable to increase in unsettled financial transactions and increase in tax liabilities reflected other liabilities outstanding to be settled at year end and additional conduct provisions provided in 2015.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 9% to £15,524m at 31 December 2015 (2014: £14,193m). The increase was principally attributable to the issuance of £750m Perpetual Capital Securities, actuarial gains on defined benefit pension fund and profit for the year, partially offset by dividends approved.

Non-controlling interests

Non-controlling interests increased to £135m at 31 December 2015 (2014: £nil) due to the acquisition of 50% of the ordinary shares of PSA Finance UK Limited. For further details, see Notes 37 and 46 to the Consolidated Financial Statements.

22  Santander UK plc

Income	Balance sheet	Cash
statement review	review	flows

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In the rest of the Balance sheet review, our assets and liabilities are summarised by their nature, rather than by how they are classified in the Consolidated Balance Sheet. These two presentations can be reconciled as follows:

2015		Financial review section
Balance sheet line item	Note	Securities	Loans and advances to banks	Loans and advances to customers	Derivatives	Tangible fixed assets	Retirement benefit assets	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		-	-	-	-	-	-	16,842	16,842
Trading assets	12	12,568	5,433	5,960	-	-	-	-	23,961
Derivative financial instruments	13	-	-	-	20,911	-	-	-	20,911
Financial assets designated at fair value	14	507	-	1,891	-	-	-	-	2,398
Loans and advances to banks	15	-	3,548	-	-	-	-	-	3,548
Loans and advances to customers	16	-	-	198,045	-	-	-	-	198,045
Loans and receivables securities	19	-	1	51	-	-	-	-	52
Available for sale securities	20	9,012	-	-	-	-	-	-	9,012
Macro hedge of interest rate risk		-	-	-	-	-	-	781	781
Interests in other entities	21	-	-	-	-	-	-	48	48
Property, plant and equipment	23	-	-	-	-	1,597	-	-	1,597
Retirement benefit assets	34	-	-	-	-	-	556	-	556
Tax, intangibles and other assets		-	-	-	-	-	-	3,655	3,655
		22,087	8,982	205,947	20,911	1,597	556	21,326	281,406
			Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Retirement benefit obligations	Other	Balance sheet total
			£m	£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	26		8,278	-	-	-	-	-	8,278
Deposits by customers	27		-	164,074	-	-	-	-	164,074
Trading liabilities	28		2,777	7,151	2,794	-	-	-	12,722
Derivative financial instruments	13		-	-	-	21,508	-	-	21,508
Financial liabilities designated at fair value	29		-	-	2,016	-	-	-	2,016
Debt securities in issue	30		-	-	49,615	-	-	-	49,615
Subordinated liabilities	31		-	-	3,885	-	-	-	3,885
Macro hedge of interest rate risk			-	-	-	-	-	110	110
Retirement benefit obligations	34		-	-	-	-	110	-	110
Tax, other liabilities and provisions			-	-	-	-	-	3,429	3,429
			11,055	171,225	58,310	21,508	110	3,539	265,747

2014		Financial review section
Balance sheet line item	Note	Securities	Loans and advances to banks	Loans and advances to customers	Derivatives	Tangible fixed assets	Retirement benefit assets	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		-	-	-	-	-	-	22,562	22,562
Trading assets	12	12,757	5,936	3,007	-	-	-	-	21,700
Derivative financial instruments	13	-	-	-	23,021	-	-	-	23,021
Financial assets designated at fair value	14	622	-	2,259	-	-	-	-	2,881
Loans and advances to banks	15	-	2,057	-	-	-	-	-	2,057
Loans and advances to customers	16	-	-	188,691	-	-	-	-	188,691
Loans and receivables securities	19	-	9	109	-	-	-	-	118
Available for sale securities	20	8,944	-	-	-	-	-	-	8,944
Macro hedge of interest rate risk		-	-	-	-	-	-	963	963
Interests in other entities	21	-	-	-	-	-	-	38	38
Property, plant and equipment	23	-	-	-	-	1,624	-	-	1,624
Retirement benefit assets	34	-	-	-	-	-	315	-	315
Tax, intangibles and other assets		-	-	-	-	-	-	3,063	3,063
		22,323	8,002	194,066	23,021	1,624	315	26,626	275,977
			Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Retirement benefit obligations	Other	Balance sheet total
			£m	£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	26		8,214	-	-	-	-	-	8,214
Deposits by customers	27		-	153,606	-	-	-	-	153,606
Trading liabilities	28		7,223	4,899	3,211	-	-	-	15,333
Derivative financial instruments	13		-	-	-	22,732	-	-	22,732
Financial liabilities designated at fair value	29		-	-	2,848	-	-	-	2,848
Debt securities in issue	30		-	-	51,790	-	-	-	51,790
Subordinated liabilities	31		-	-	4,002	-	-	-	4,002
Macro hedge of interest rate risk			-	-	-	-	-	139	139
Retirement benefit obligations	34		-	-	-	-	199	-	199
Tax, other liabilities and provisions			-	-	-	-	-	2,921	2,921
			15,437	158,505	61,851	22,732	199	3,060	261,784

Annual Report 2015

Financial review

SECURITIES

Securities are only a small proportion of our total assets. We hold securities mainly in our trading portfolio or classified as available-for-sale.

Analysis by type of issuer

The following table sets out our securities at 31 December 2015, 2014 and 2013. For more information, see the Notes to the Consolidated Financial Statements.

	2015 £m	2014 £m	2013 £m
Trading assets
Debt securities:
UK Government	548	905	989
US Treasury and other US Government agencies and corporations	119	309	399
Other OECD governments	3,827	5,788	5,243
Other issuers:
- Fixed and floating rate notes - Government guaranteed	968	979	1,081
- Fixed and floating rate notes – Other	-	-	147
Ordinary shares and similar securities	7,106	4,776	705
	12,568	12,757	8,564
Available for sale securities
Debt securities:
UK Government	2,964	4,163	2,912
US Treasury and other US Government agencies and corporations	192	-	-
Other OECD governments	224	-	-
Bank and building society:
- Certificates of deposit and bonds	4,271	4,177	2,023
Other issuers	1,232	579	46
Ordinary shares and similar securities	129	25	24
	9,012	8,944	5,005
Financial assets designated at fair value through profit and loss
Debt securities:
Other issuers:
- Mortgage-backed securities	209	226	229
- Other asset-backed securities	62	134	87
- Other securities	236	262	212
	507	622	528
	22,087	22,323	14,097

Debt securities

UK Government

UK Government securities are Treasury Bills and UK Government guaranteed issues by other UK banks. We hold these securities for trading and liquidity purposes. For more information, see ‘Country Risk Exposure’ in the Risk review.

US Treasury and other US Government agencies and corporations

US Treasury and other US Government agencies’ and corporations’ securities are US Treasury Bills, including cash management bills. We hold these securities for trading and liquidity purposes. For more information, see ‘Country Risk Exposure’ in the Risk review.

Other OECD governments

Other OECD government securities are issues by OECD governments, other than the US and UK Governments, principally Japan and Italy (2014: principally Japan, Italy and Switzerland). We hold these securities for trading and liquidity management purposes. For more information, see ‘Country Risk Exposure’ in the Risk review.

Bank and building society

Certificates of deposit and bonds

Bank bonds are fixed securities with short to medium-term maturities issued by banks. We hold these securities for liquidity purposes.

Other issuers

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. We hold these securities for trading and yield purposes. For more information on Government-guaranteed fixed and floating rate notes, see ‘Country Risk Exposure’ in the Risk review.

Mortgage-backed securities

This category mainly comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. We hold these securities as part of the FMIR portfolio. See Note 14 to the Consolidated Financial Statements.

Other asset-backed securities

This category mainly comprises floating-rate asset-backed securities. See Note 14 to the Consolidated Financial Statements.

Other securities

This category mainly comprises reversionary UK property securities. See Note 14 to the Consolidated Financial Statements.

24  Santander UK plc

Income	Balance sheet	Cash
statement review	review	flows

Ordinary shares and similar securities

This category mainly comprises equity securities listed in the UK and other countries held for trading purposes. See Note 12 to the Consolidated Financial Statements.

Contractual maturities

For contractual maturities for trading assets, available-for-sale debt securities and financial assets designated as fair value through profit or loss, see Notes 20 and 43 to the Consolidated Financial Statements.

Significant exposures

The following table shows the book value (which equals market value) of securities of individual counterparties where the total amount of those securities exceeded 10% of our shareholders’ funds at 31 December 2015 as set out in the Consolidated Balance Sheet. The table also shows where we classify the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale £m	Total £m
UK Government and UK Government guaranteed	966	2,964	3,930
Japanese Government	2,679	-	2,679

LOANS AND ADVANCES TO BANKS

Loans and advances to banks include loans to banks and building societies and balances with central banks (excluding central bank balances which can be withdrawn on demand).

Geographical analysis

The geographical analysis below is based on the location of the office of lending, rather than the domicile of the borrower. For geographical analysis based on the domicile of the borrower, see ‘Country Risk Exposure’ in the Risk review, including details of balances with other Banco Santander group companies.

The balances include loans and advances to banks classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
UK	4,982	5,181	8,966	11,763	10,727
Non-UK	4,000	2,821	2,953	1,153	861
	8,982	8,002	11,919	12,916	11,588

Maturity analysis

The following table shows loans and advances to banks by maturity at 31 December 2015.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	2,995	171	33	1,284	499	-	4,982
Non-UK	3,009	700	291	-	-	-	4,000
	6,004	871	324	1,284	499	-	8,982
Of which:
– Fixed interest rate	2,381	717	164	-	77	-	3,339
– Variable interest rate	3,209	154	160	1,284	422	-	5,229
– Non interest-bearing	414	-	-	-	-	-	414
	6,004	871	324	1,284	499	-	8,982

Annual Report 2015

Financial review

LOANS AND ADVANCES TO CUSTOMERS

We provide lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent business with professional non-bank customers by the Short-Term-Markets business.

Geographical analysis

The geographical analysis below is based on the location of the office of lending. For geographical analysis based on the domicile of the borrower rather than the office of lending, see ‘Country risk exposure’ in the Risk review, including details of balances with other Banco Santander group companies.

The balances are stated before deducting impairment loss allowances and include loans and advances to customers classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
UK
Advances secured on residential property	153,259	150,436	149,017	157,304	166,841
Corporate loans	33,464	32,262	29,799	29,571	29,988
Finance leases	6,306	2,639	3,158	3,061	2,944
Other secured advances	13	15	-	-	-
Other unsecured advances	7,916	7,043	5,732	6,733	7,545
Purchase and resale agreements	1,516	1,237	4,210	2,512	6,150
Loans and receivables securities	51	42	855	769	814
Amounts due from fellow subsidiaries, associates and joint ventures	1,369	797	813	347	32
Total UK	203,894	194,471	193,584	200,297	214,314
Non-UK
Advances secured on residential property	2	4	5	6	6
Corporate loans	337	-	-	-	1
Other unsecured advances	35	-	31	25	-
Purchase and resale agreements	2,836	963	-	4,950	188
Loans and receivables securities	-	67	-	-	-
Total non-UK	3,210	1,034	36	4,981	195
Total	207,104	195,505	193,620	205,278	214,509
Less: impairment loss allowances	(1,157)	(1,439)	(1,555)	(1,802)	(1,563)
Total, net of impairment loss allowances	205,947	194,066	192,065	203,476	212,946

For analysis of the impairment loss allowance and loans and receivables securities, see Notes 16 and 19 to the Consolidated Financial Statements.

No single concentration of loans and advances above, except for advances secured on residential properties and corporate loans, is more than 10% of total loans and advances, and no individual country, except the UK, is more than 5% of total loans and advances.

26  Santander UK plc

Income	Balance sheet	Cash
statement review	review	flows

Maturity analysis

The following table shows loans and advances to customers by maturity at 31 December 2015. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Advances secured on residential property	2	550	816	6,635	17,168	128,088	153,259
Corporate loans	641	1,268	2,738	15,191	3,947	9,679	33,464
Finance leases	30	1,329	1,578	3,192	80	97	6,306
Other secured advances	-	-	-	2	11	-	13
Other unsecured advances	1,509	278	555	3,531	908	1,135	7,916
Purchase and resale agreements	-	1,070	446	-	-	-	1,516
Loans and receivables securities	-	-	2	-	9	40	51
Amounts due from fellow subsidiaries, associates and joint ventures	5	1,349	-	-	15	-	1,369
Total UK	2,187	5,844	6,135	28,551	22,138	139,039	203,894
Non-UK
Advances secured on residential property	-	-	-	-	1	1	2
Corporate loans	-	-	-	337	-	-	337
Other unsecured advances	35	-	-	-	-	-	35
Purchase and resale agreements	-	2,836	-	-	-	-	2,836
Total non-UK	35	2,836	-	337	1	1	3,210
Total	2,222	8,680	6,135	28,888	22,139	139,040	207,104
Of which:
– Fixed interest rate	64	5,892	2,387	9,375	7,942	84,686	110,346
– Variable interest rate	2,158	2,788	3,748	19,513	14,197	54,354	96,758
Total	2,222	8,680	6,135	28,888	22,139	139,040	207,104
Of which:
– Interest-only advances secured on residential property	-	595	777	5,118	9,773	38,788	55,051

Our policy is to hedge fixed-rate loans and advances to customers using derivatives, or by matching with other on-balance sheet interest rate exposures.

We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.

Impairment loss allowances

See Note 1 to the Consolidated Financial Statements for our impairment loss allowances policy. See Note 16 to the Consolidated Financial Statements for more on our impairment loss allowances on loans and advances to customers.

DERIVATIVE ASSETS AND LIABILITIES

	2015 £m	2014 £m	2013 £m
Assets
- held for trading	18,509	20,235	17,433
- held for hedging	2,402	2,786	2,616
	20,911	23,021	20,049
Liabilities
- held for trading	18,905	20,462	17,297
- held for hedging	2,603	2,270	1,566
	21,508	22,732	18,863

We hold derivatives for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, we choose to designate some derivatives in a hedging relationship if they meet specific criteria. Our main hedging derivatives are interest rate and cross-currency swaps, which we use to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding. For more on our derivative activities, see Note 13 to the Consolidated Financial Statements.

Commercial Banking and Global Corporate Banking deal with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Global Corporate Banking. Global Corporate Banking is responsible for implementing our derivative hedging with the external market together with its own trading activities. For more on market risk, see the Risk review.

Annual Report 2015

Financial review

TANGIBLE FIXED ASSETS

	2015 £m	2014 £m	2013 £m
Property, plant and equipment	1,597	1,624	1,521
Capital expenditure incurred during the year	271	370	258

For details of capital expenditure contracted but not provided for, see Note 23 to the Consolidated Financial Statements. We had 1,173 property interests at 31 December 2015 (2014: 1,291). They consisted of 299 freeholds (2014: 340) and 875 operating lease interests (2014: 952), and occupied a total floor space of 468,834 square metres (2014: 519,193 square metres).

The number of property interests is more than the number of individual properties as we have more than one interest in some properties. Most of our property interests are retail branches. We did not occupy 127 of our properties (2014: 118) at 31 December 2015. 897 (2014: 967) of our individual properties are in the UK and none in Europe and the US (2014: none). There are no material environmental issues associated with the use of our properties.

At 31 December 2015, we had 16 principal sites including our headquarters (2014: 14). We use them for our significant business operations, including Technology and Operations; People and Talent; Retail Banking; Commercial Banking; Global Corporate Banking; Telephone Sales and Servicing; Complaints handling; Debt management; Finance; Compliance; Marketing; and IT operations including Data Centres.

We believe our existing properties (including properties we lease) and those under construction are adequate and suitable for our current business and our future business needs. All our properties are adequately maintained.

RETIREMENT BENEFIT PLANS

	2015 £m	2014 £m	2013 £m
Retirement benefit assets	556	315	118
Retirement benefit obligations	(110)	(199)	(672)

We operate defined contribution and defined benefit pension schemes, and post-retirement medical benefit plans. For more, see Note 34 to the Consolidated Financial Statements.

DEPOSITS BY BANKS

The balances below include deposits by banks classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2015 £m	2014 £m	2013 £m
Year-end balance(1)	11,055	15,437	19,987
Average balance(2)	8,680	16,018	27,395
Average interest rate(2)	0.99%	1.01%	1.53%

(1)  The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £326m (2014: £308m, 2013: £614m).

(2)  Calculated using monthly data.

At 31 December 2015, deposits by foreign banks were £6,629m (2014: £3,840m, 2013: £14,186m). The following table shows the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2015 £m	2014 £m	2013 £m
UK	8,539	16,016	27,307
Non-UK	141	2	88
	8,680	16,018	27,395

28  Santander UK plc

Income	Balance sheet	Cash
statement review	review	flows

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2015 £m	2014 £m	2013 £m
Year-end balance	171,225	158,505	154,236
Average balance(1)	160,670	155,001	154,881
Average interest rate(1)	1.24%	1.34%	1.74%
(1)	Calculated using monthly data.

The following tables show the average balances of deposits by geography and customer type.

	2015 £m	2014 £m	2013 £m
UK
Demand deposits	116,462	102,346	89,441
Time deposits	32,506	37,219	46,113
Other deposits	8,031	8,854	13,307
	156,999	148,419	148,861
Non-UK
Demand deposits	2,002	2,202	1,245
Time deposits	953	1,307	1,574
Other deposits	716	3,073	3,201
	3,671	6,582	6,020
	160,670	155,001	154,881

We obtain retail demand and time deposits either through our branch network, cahoot or remotely (such as postal accounts). We also obtain retail demand and time deposits outside the UK, mainly through Abbey National International Limited and the Isle of Man branch of Santander UK plc. They are all interest-bearing and interest rates are varied from time to time in response to competitive conditions.

Demand deposits

Demand deposits consist of savings and current accounts. Savings products comprise Individual Savings Accounts, instant saver accounts, remote access accounts, and other accounts which allow the customer a limited number of notice-free withdrawals per year depending on the account balance. These accounts are treated as demand deposits because the entire balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.

Time deposits

Time deposits consist of notice accounts, which require customers to give notice before making a withdrawal, and bond accounts, which require a minimum deposit. In each of these accounts there is an interest penalty for early withdrawal.

Other deposits

Other deposits are either obtained through the money markets or for which interest rates are quoted on request rather than publicly advertised. These deposits have a fixed maturity and their interest rates reflect inter-bank money market rates.

Annual Report 2015

Financial review

SHORT-TERM BORROWINGS

We include short-term borrowings in deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue. We do not show short-term borrowings separately on our balance sheet. The US Securities and Exchange Commission (the SEC) defines short-term borrowings as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for each of the years ended 31 December 2015, 2014 and 2013.

	2015 £m	2014 £m	2013 £m
Securities sold under repurchase agreements
- Year-end balance	10,567	9,420	14,844
- Year-end interest rate	0.23%	0.35%	0.49%
- Average balance(1)	15,833	16,816	20,573
- Average interest rate(1)	0.39%	0.35%	0.54%
- Maximum balance(1)	23,677	22,066	26,215
Commercial paper
- Year-end balance	2,744	4,364	3,996
- Year-end interest rate	0.41%	0.24%	0.27%
- Average balance(1)	3,772	4,404	4,453
- Average interest rate(1)	0.30%	0.29%	0.28%
- Maximum balance(1)	5,066	5,412	5,291
Borrowings from banks (Deposits by banks)(2)
- Year-end balance	3,711	2,983	3,057
- Year-end interest rate	0.07%	0.38%	0.02%
- Average balance(1)	3,004	3,135	2,721
- Average interest rate(1)	0.05%	0.07%	0.03%
- Maximum balance(1)	3,905	4,518	3,401
Negotiable certificates of deposit
- Year-end balance	4,468	3,806	2,646
- Year-end interest rate	0.43%	0.36%	1.56%
- Average balance(1)	4,468	4,044	2,529
- Average interest rate(1)	0.41%	0.39%	1.51%
- Maximum balance(1)	5,666	5,142	3,173
Other debt securities in issue
- Year-end balance	5,238	4,446	5,434
- Year-end interest rate	2.60%	2.52%	3.37%
- Average balance(1)	4,133	4,858	4,919
- Average interest rate(1)	2.60%	2.89%	3.00%
- Maximum balance(1)	5,238	5,975	7,245
(1)	Calculated using monthly weighted average data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £326m (2014: £308m, 2013: £614m).

Abbey National Treasury Services plc and Abbey National North America LLC (ANNA LLC) issue commercial paper. Abbey National Treasury Services plc issues commercial paper with a minimum issuance amount of Euro 100,000 with a maximum maturity of 364 days. ANNA LLC and Abbey National Treasury Services plc, US Branch issue commercial paper with minimum denominations of US$100,000 and US$250,000, respectively, with maturity of up to 270 days from the date of issue.

On 1 July 2015, Abbey National Treasury Services plc, US Branch set up a US$20bn Commercial Paper Programme for the issuance of commercial paper. The new programme will replace the ANNA LLC US$20bn Commercial Paper Programme, and ANNA LLC will not issue any further commercial paper going forward.

Certificates of deposit and certain time deposits

The following table shows the maturities of our certificates of deposit and other large wholesale time deposits from non-banks over £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2015. A proportion of our retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2015. Also, the customers may withdraw their funds on demand by paying an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	2,326	933	342	-	3,601
- Non-UK	664	95	108	5	872
Wholesale time deposits:
- UK	943	60	187	110	1,300
	3,933	1,088	637	115	5,773

30  Santander UK plc

Income	Balance sheet	Cash
statement review	review	flows

DEBT SECURITIES IN ISSUE

We have issued debt securities in a range of maturities, interest rate structures and currencies, to meet our liquidity, funding and capital needs.

	Note	2015 £m	2014 £m	2013 £m
Trading liabilities	28	2,794	3,211	2,918
Financial liabilities designated at fair value	29	2,016	2,848	3,407
Debt securities in issue	30	49,615	51,790	50,870
Subordinated liabilities	31	3,885	4,002	4,306
		58,310	61,851	61,501

We classify most of the debt securities that we have issued as ‘Debt securities in issue’ in our balance sheet. We classify the rest of them separately in the balance sheet, either because they qualify as ‘Trading liabilities’ or we designated them upon initial recognition as ‘Financial liabilities designated at fair value’, or there are key differences in their legal terms, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (Subordinated liabilities). See Notes 28 to 31 to the Consolidated Financial Statements.

Our commercial balance sheet is almost entirely denominated in sterling. So when we raise funding by issuing debt securities in currencies other than sterling (mainly euro, US dollars and Japanese yen) we enter into cross-currency derivatives which swap the foreign currency liabilities back into sterling.

CONTRACTUAL OBLIGATIONS

For the amounts and maturities of contractual obligations in respect of guarantees, see Note 35 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are shown in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks(1) (2)	11,055	9,315	1,447	185	108
Deposits by customers - repos(1)	7,012	6,512	-	-	500
Deposits by customers - other(2)	164,213	153,194	9,375	1,586	58
Derivative financial instruments	21,508	2,882	2,465	2,238	13,923
Debt securities in issue(3)	54,425	12,363	13,123	8,198	20,741
Subordinated liabilities	3,885	60	63	54	3,708
Retirement benefit obligations	9,004	263	581	662	7,498
Operating lease obligations	495	79	144	128	144
Purchase obligations	430	430	-	-	-
	272,027	185,098	27,198	13,051	46,680
(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

The table is based on contractual maturities, so it takes no account of call features in our Subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants in the loan agreements.

For details of deposits by banks and deposits by customers, see Notes 26 and 27 to the Consolidated Financial Statements. We have entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

Under current conditions, our working capital is expected to be sufficient for our present needs and to pursue our planned business strategies.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, we issue guarantees on behalf of customers. The main guarantees we issue are standby letters of credit under which we take on credit on behalf of customers when actual funding is not required. This is normally because a third party won’t accept the credit risk of the customer. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure.

In addition, we give representations, indemnities and warranties on the sale of our subsidiaries, businesses and other assets, as is normal in such activity. The maximum potential amount of any claims made against these is usually much higher than actual settlements. We make provisions for our best estimate of the likely outcome, either at the time of sale, or later if we receive more information.

See Note 35 to the Consolidated Financial Statements for more information on our guarantees, commitments and contingencies. See Note 21 to the Consolidated Financial Statements for more information on our off-balance sheet arrangements.

In the ordinary course of business, we also enter into securitisation transactions as set out in Note 17 to the Consolidated Financial Statements. We consolidate the securitisation companies and we continue to administer the assets. The securitisation companies provide us with an important source of long-term funding.

Annual Report 2015

Financial review

INTEREST RATE SENSITIVITY

Interest rate sensitivity is the relationship between interest rates and net interest income caused by the periodic repricing of assets and liabilities. Our largest administered rate items are residential mortgages and retail deposits, most of which bear interest at variable rates.

We mitigate the impact of interest rate movements on net interest income by repricing our variable rate mortgages and variable rate retail deposits separately, subject to competitive pressures. We also offer fixed-rate mortgages and savings products on which the interest rate is fixed for an agreed period at the start of the contract. We manage the margin on fixed-rate products by using derivatives matching the fixed-rate profiles. We reduce the risk of prepayment by imposing early termination charges if the customers end their contracts early.

We manage the risks from movements in interest rates as part of our overall non-trading position. We do this within limits as set out in the Risk review.

Changes in net interest income - volume and rate analysis

The following table shows changes in interest income, interest expense and net interest income (including amounts classified in discontinued operations). It allocates the effects between changes in volume and changes in rate. Volume and rate changes have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The changes caused by movements in both volume and rate have been allocated to rate changes.

	2015/2014			2014/2013
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(12)	9	(21)	(20)	(36)	16
- Non-UK	(14)	(11)	(3)	11	7	4
Loans and advances to customers:
- UK	(58)	290	(348)	(392)	(44)	(348)
- Non-UK	1	-	1	-	-	-
Other interest earning financial assets:
- UK	(19)	13	(32)	31	29	2
- Non-UK	-	-	-	(3)	(3)	-
Total interest income
- UK	(89)	312	(401)	(381)	(51)	(330)
- Non-UK	(13)	(11)	(2)	8	4	4
	(102)	301	(403)	(373)	(47)	(326)
Interest expense
Deposits by banks:
- UK	(18)	3	(21)	(107)	(39)	(68)
Deposits by customers - demand:
- UK	188	157	31	(8)	165	(173)
- Non-UK	(8)	(2)	(6)	8	10	(2)
Deposits by customers - time:
- UK	(258)	(98)	(160)	(502)	(245)	(257)
- Non-UK	(12)	(8)	(4)	(23)	(9)	(14)
Deposits by customers - other:
- UK	(4)	(8)	4	(61)	(68)	7
- Non-UK	1	-	1	-	1	(1)
Subordinated liabilities:
- UK	(13)	(15)	2	45	12	33
Debt securities in issue:
- UK	(110)	-	(110)	(192)	(68)	(124)
- Non-UK	4	(1)	5	(6)	1	(7)
Other interest-bearing financial liabilities:
- UK	(13)	(10)	(3)	2	1	1
Total interest expense
- UK	(228)	29	(257)	(823)	(242)	(581)
- Non-UK	(15)	(11)	(4)	(21)	3	(24)
	(243)	18	(261)	(844)	(239)	(605)
Net interest income	141	283	(142)	471	192	279

32  Santander UK plc

Income	Balance sheet	Cash
statement review	review	flows

AVERAGE BALANCE SHEET

Year-end balances may not reflect activity throughout the year, so we present average balance sheets below. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2015			2014			2013
	Average Balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest(4,5) £m	Average rate %
Assets
Loans and advances to banks:
- UK	20,859	99	0.47	19,263	111	0.58	26,432	131	0.50
- Non-UK	6,432	16	0.25	10,078	30	0.30	7,453	19	0.25
Loans and advances to customers:(3)
- UK	196,148	6,490	3.31	187,843	6,548	3.49	189,048	6,940	3.67
- Non-UK	179	1	0.56	5	-	-	6	-	-
Debt securities:
- UK	9,300	89	0.96	8,312	108	1.30	6,009	77	1.28
- Non-UK	-	-	-	-	-	-	166	3	1.81
Total average interest-earning assets, interest income(2)	232,918	6,695	2.87	225,501	6,797	3.01	229,114	7,170	3.13
Impairment loss allowances	(1,315)	-	-	(1,502)	-	-	(1,704)	-	-
Trading business	19,756	-	-	18,549	-	-	25,032	-	-
Assets designated at FVTPL	2,737	-	-	2,793	-	-	3,140	-	-
Other non-interest-earning assets	32,278	-	-	34,204	-	-	38,414	-	-
Total average assets	286,374	-	-	279,545	-	-	293,996	-	-
Non-UK assets as a % of total	2.31%	-	-	3.61%	-	-	2.59%	-	-
Liabilities
Deposits by banks:
- UK	(7,122)	(63)	0.88	(6,855)	(81)	1.18	(8,624)	(188)	2.18
- Non-UK	(139)	-	-	(2)	-	-	(13)	-	-
Deposits by customers - demand:
- UK	(116,462)	(1,326)	1.14	(102,346)	(1,138)	1.11	(89,441)	(1,146)	1.28
- Non-UK	(2,002)	(13)	0.65	(2,202)	(21)	0.95	(1,245)	(13)	1.04
Deposits by customers - time:
- UK	(32,506)	(514)	1.58	(37,219)	(772)	2.07	(46,113)	(1,274)	2.76
- Non-UK	(953)	(16)	1.68	(1,307)	(28)	2.14	(1,574)	(51)	3.24
Deposits by customers - other:
- UK	(6,092)	(108)	1.77	(6,542)	(112)	1.71	(10,766)	(173)	1.61
- Non-UK	(703)	(2)	0.28	(1,141)	(1)	0.09	(628)	(1)	0.16
Debt securities:
- UK	(46,531)	(911)	1.96	(46,517)	(1,021)	2.19	(49,292)	(1,213)	2.46
- Non-UK	(4,427)	(15)	0.34	(4,730)	(11)	0.23	(4,512)	(17)	0.38
Subordinated liabilities:
- UK	(3,871)	(138)	3.56	(4,285)	(151)	3.52	(3,860)	(106)	2.75
Other interest-bearing liabilities:
- UK	(269)	(14)	5.20	(422)	(27)	6.40	(406)	(25)	6.16
Total average interest-bearing liabilities, interest expense(2)	(221,077)	(3,120)	1.41	(213,568)	(3,363)	1.57	(216,474)	(4,207)	1.94
Trading business	(18,873)	-	-	(22,242)	-	-	(30,546)	-	-
Liabilities designated at FVTPL	(2,391)	-	-	(3,556)	-	-	(4,997)	-	-
Other non-interest bearing liabilities	(28,876)	-	-	(26,603)	-	-	(29,003)	-	-
Equity	(15,157)	-	-	(13,576)	-	-	(12,976)	-	-
Total average liabilities and equity	(286,374)	-	-	(279,545)	-	-	(293,996)	-	-
Non-UK liabilities as a % of total	2.87%	-	-	3.36%	-	-	2.71%	-	-
(1)	Average balances are based on monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2015 was 105.36% (2014: 105.59%, 2013: 105.84%).
(3)	Loans and advances to customers include non-performing loans. See the ‘Credit risk’ section of the Risk review.
(4)	The net interest margin for the year ended 31 December 2015 was 1.53% (2014: 1.52%, 2013: 1.29%). Net interest margin is calculated as net interest income divided by average interest earning assets. This differs from the Banking Net Interest Margin, a non-IFRS measure (see page 332) and discussed in the CEO’s review, which is calculated as net interest income divided by average customer assets.
(5)	The interest spread for the year ended 31 December 2015 was 1.46% (2014: 1.44%, 2013: 1.19%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

Annual Report 2015

Financial review

Cash flows

	2015 £m	2014 £m	2013 £m
Net cash (outflow)/inflow from operating activities	(3,897)	(5,533)	4,757
Net cash (outflow)/inflow from investing activities	(518)	(4,145)	182
Net cash (outflow)/inflow from financing activities	(2,914)	(361)	(8,428)
Decrease in cash and cash equivalents	(7,329)	(10,039)	(3,489)

The major activities and transactions that affected Santander UK’s cash flows during 2015, 2014 and 2013 were as follows:

In 2015 the net cash outflow from operating activities of £3,897m resulted from the increase in trading balances, increased customer lending partially offset by an increase in customer savings and deposits from other banks. In 2015 the net cash outflow from investing activities of £518m principally reflected the purchase and sale of available-for-sale securities, purchase of property, plant and equipment and the acquisition of PSA Finance UK Limited. In 2015 the net cash outflow from financing activities of £2,914m principally reflected the repayment of debt securities maturing in the year of £16,098m offset by new issues of debt securities of £13,267m, the issuance of £750m Perpetual Capital Securities and the payment of interim dividends on ordinary shares and other equity instruments of £701m. In 2015 cash and cash equivalents decreased by £7,329m principally from the decrease in cash held at central banks and also debt securities both of which are held as part of the liquidity pool. This has decreased due to a reduction in wholesale funding with a maturity of less than 30 days.

In 2014, the net cash outflow from operating activities of £5,533m resulted from lower trading balances and higher customer lending partly offset by higher customer savings and deposits from other banks. In 2014, the net cash outflow from investing activities of £4,145m mainly reflected purchases and sales of available-for-sale securities. In 2014, the net cash outflow from financing activities of £361m reflected repayments of debt securities that matured of £20,310m offset by new issues of debt securities of £19,936m and the issuance of £800m Perpetual Capital Securities. We also paid interim dividends of £447m on ordinary shares and £40m of dividends on other equity instruments. In 2014, cash and cash equivalents decreased by £10,039m mainly from the increase in customer lending and purchase of available-for-sale securities.

In 2013, the net cash inflow from operating activities of £4,757m resulted from the continued reduction in our lending portfolios, partly offset by lower customer savings and deposits from other banks. In 2013, the net cash inflow from investing activities of £182m was in principle derived from the purchase and sale of UK Treasury bills, partly offset by purchases of property, plant and equipment. In 2013, the net cash outflow from financing activities of £8,428m reflected repayments of debt securities that matured of £32,880m partly offset by new issues of debt securities of £25,469m. We also paid dividends of £665m on ordinary shares. In 2013, cash and cash equivalents decreased by £3,489m mainly from the repayments of matured debt securities offset by lower customer lending.

34  Santander UK plc

Risk review

This Risk review consists of audited financial information except where it is marked as unaudited.

The audited financial information is an integral part of the Consolidated Financial Statements.

36	Risk developments in 2015 (unaudited)

38	Top and emerging risks (unaudited)

41	Risk governance

41	Risk Framework

48	Risk Appetite

49	Stress testing

50	How risk is distributed across our business (unaudited)

51	Credit risk

52	Santander UK group exposure

62	Retail Banking

77	Commercial Banking

89	Global Corporate Banking

95	Corporate Centre

102	Market risk

104	Trading market risk

108	Banking market risk

111	Liquidity risk

129	Capital risk (unaudited)

139	Pension risk (unaudited)

142	Operational risk (unaudited)

146	Conduct risk (unaudited)

149	Other key risks and areas of focus

150	Financial crime risk (unaudited)

151	Strategic risk (unaudited)

152	Reputational risk (unaudited)

153	Regulatory risk (unaudited)

153	Model risk (unaudited)

154	Country risk exposure

Annual Report 2015

Risk review

Risk developments in 2015 (unaudited)

Each and every one of us at Santander UK takes personal responsibility for managing risk.

We have also developed a framework to help improve the way we manage risks associated with the various models we use to make risk-based decisions.

We continued to make progress against our Operational Risk Transformation Programme, updating our strategic systems and IT, helping us maintain our robust risk management infrastructure.

2015 performance

Retail and corporate credit quality remained robust in a supportive credit environment. Continuing improvements in the UK economy, coupled with prudent lending criteria, helped improve our NPL ratio to 1.54% from 1.80% in 2014. Reflecting this, our loan loss allowances decreased to £1,157m from £1,439m in 2014.

We have also maintained a strong CET 1 capital ratio of 11.6% and an improved leverage ratio of 4.0%. Capital risk continued to be of key focus.

The Santander UK Group Holdings plc group (including the Santander UK group) exceeded the Bank of England’s 2015 stress test threshold requirement of 4.5%, with a stressed CET 1 capital ratio of 9.5%. This shows our resilience to potential deterioration in global and domestic economic conditions.

In November 2015, the FCA published a consultation paper covering, among other things, proposed time restrictions on future claims for the mis-selling of PPI, and the Plevin case. In response to this we have increased our PPI conduct remediation provision by £450m to £465m. This represents our best estimate of the remaining redress and costs, notwithstanding the ongoing nature of the consultation.

Risk management in 2015

During 2015, we made significant progress in embedding our Risk Framework across the business to align with our values of being Simple, Personal and Fair. This included the ongoing roll-out of our I AM Risk programme where we have been particularly successful in raising awareness of personal accountability for risk management.

We have also made further improvements to our risk governance and Risk Framework. These include giving greater prominence to financial crime risk, reflecting the increasing importance of this discipline as technology in the banking industry develops. This has been reinforced via our Financial Crime Transformation Programme.

In 2015, our Conduct Risk Strategy Programme has enhanced the way we report and monitor conduct risk, and how we assess conduct risk in our business decisions. In addition, we continue to improve the outcomes that we deliver to our customers through:

–   Guidance on how we treat and help vulnerable customers

–   Simplification of our retail product range, which has helped customers and staff understand and take better advantage of our products

–   Further enhancements to our staff incentive schemes to focus on the delivery of quality of outcomes for customers.

Top risks

We set out the developments in our top risks in 2015 on pages 38 and 39.

The key developments that continue to affect the profile of our top risks include:

The interest rate environment

The current low Bank of England Bank Rate (Base Rate) environment persisted during 2015. This continued to set challenges for both our net margin performance, and also the risks associated with our pension fund.

1I2I3 account

In September 2015, we announced changes to the 1I2I3 Current Account and the 1I2I3 Credit Card. This was the first set of changes since the launch of the products, and we have made them in response to continuing challenges in the market and the ‘low for longer’ Base Rate environment. We are still in the early stages of knowing the real impact of the fee and cashback changes on customer acquisition, loyalty and satisfaction. We are carefully monitoring the consequences of this decision, including the impacts on our customers.

36  Santander UK plc

Risk developments	Top and
in 2015	emerging risks

Banking Reform

During 2015, our regulators issued various consultation papers bringing further clarity to areas such as capital and liquidity requirements, intra-group exposures and governance. Against this backdrop, we continue to work on our plans for implementation. Banking Reform is one of a number of both regulatory and business-led change initiatives such as our investments in digital technology. We are closely monitoring the operational risks associated with the growing change agenda to ensure successful delivery.

Cyber crime

In common with other large UK financial institutions, we saw an increase in the scale and complexity of attempted cyber crime activity during 2015. We have continued to strengthen our defence against these attacks, including participation in the Bank of England’s industry-wide cyber security testing exercise. We also continued our significant programme of investment to improve the prevention and detection of financial crime.

Emerging risks

We set out the developments in our emerging risks in 2015 on page 40.

We face a background of uncertainty regarding the UK economy, and interest rates in particular. This is coupled with economic and political pressures in Europe, as well as significant volatility in certain markets. All of these could affect our risk profile and strategy. In addition, changes in the regulatory environment, and the demanding agenda, continue to impact our business.

We track emerging risks in the context of the four major forces shaping the UK banking market:

Economic environment

While the current economic outlook for the UK is supportive, we remain aware of the risks in the medium term which could have an adverse impact. These include the potential implications from the forthcoming referendum of the UK’s membership of the European Union.

Regulatory development

We expect the regulatory environment will continue to be focused on financial strength, customer experience and competition. While we remain confident that we can continue to grow the business safely against this backdrop, there remain risks associated with the scale and pace of change across the business.

Market competition

We anticipate increasing competitive pressure, both from established incumbents refocusing on UK banking, and from new entrants leveraging technology and focusing on selected elements of the market.

Customer behaviour

The needs and demands of our customers are evolving more rapidly than ever, driven by changes in technology and the adoption of digital and mobile as part of multi-channel banking. These shifts in customer behaviour bring with them associated challenges in risk management, for example in developing strategies to tackle fraud.

Planned activities for 2016

The key areas of focus for the Risk Division for 2016 include:

–	Continuing to embed our Risk Culture Programme ‘I AM Risk’, aligned to Simple, Personal and Fair
–	Investing in our retail and corporate credit systems infrastructure, helping to improve the speed and quality of our credit decisions
–	Making further enhancements to, and increasing automation around, our stress testing capability and our response to the forthcoming accounting standard IFRS 9 as it relates to credit provisioning
–	Continuing our strategic change programmes for conduct risk, risk data automation and aggregation, operational risk and financial crime risk.

I AM RISK – our Risk Culture Programme

At Santander UK every one of us takes personal responsibility for managing risk by doing our part to:

–  Identify risks and opportunities

–  Assess their probability and impact

–  Manage the risks and suggest alternatives

–  Report, challenge, review, learn and ‘speak up’.

I AM Risk helps ensure that every business area is accountable for the management of the risks arising from their activities.

Risks need to be considered as part of the governance around any and every business decision.

The success of the I AM Risk programme has been reflected in our staff surveys, where 97% of the respondents acknowledged their personal responsibility for risk management.

For more on this programme, see ‘Making change happen: I AM Risk’ in the section ‘How we approach risk – our culture and principles’.

Annual Report 2015

Risk review

Top risks (unaudited)

All our activities involve identifying, assessing, managing and reporting risks. A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model.

Our top risks and their causes are outlined below, as well as how they link to our 2013-2015 strategic priorities. We also explain the key developments in the year.

Risk description	Risk features and impact	2013-2015 strategic priorities

Credit

Deterioration in the credit quality of our customers and counterparties could reduce the value of our assets, and increase our write-downs and allowances for impairment losses. The macroeconomic environment and other factors can cause our credit risk to increase. The factors include increased unemployment, falling house prices, increased corporate insolvency levels, reduced corporate profits, increased personal insolvency levels, increased interest rates and/or higher tenant defaults.

See ‘Credit risk’ on page 51.

Market (Banking market)

Banking market risk could lead to lower income or a loss of value from changes in market risk factors such as interest rates. The current low Base Rate environment remains a key concern for the industry as a whole. If rates were not to increase, margins would remain under pressure.

See ‘Market risk’ on page 102.

Liquidity

Like all major banks, we can be impacted by changes in confidence in the banking sector, the wholesale funding markets or the Company itself. We can also be affected by changes in the structure or the regulation of the banking sector. If we are unable to obtain sustainable funding (whether due to exceptional circumstances, industry restructuring or regulatory change), our ability to pay our financial obligations could be affected. This could disrupt our day-to-day operations and business model.

See ‘Liquidity risk’ on page 111.

Capital

Capital risk has the potential to disrupt our business model and stop our normal functions. It could also cause us to fail to meet regulatory capital requirements. If that happened, our regulators would have powers to restrict our payments, such as dividends and AT1 coupons, or to wind up the Company. Our capital risk is driven mainly by credit risk and the effects of regulatory change as well as our ability to raise capital over the economic cycle.

See ‘Capital risk’ on page 129.

Pension

We face pension risk as a sponsor of defined benefit pension schemes. It arises where the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. This can be due to uncertainty over future investment returns and the projected value of schemes’ liabilities. For instance, deterioration in the funding valuation position could mean we have to make material contributions to reduce deficits.

See ‘Pension risk’ on page 139.

Operational

Operational risk is inherent in all our business and support processes, as well as our suppliers. It happens where unexpected or unplanned events related to people, processes, systems or external events prevent us from achieving our business objectives. It includes cyber security, and losses from conduct issues.

See ‘Operational risk’ on page 142.

Conduct

This is a key risk to us in view of the evolving regulatory agenda and to enable us to meet our aim to be the best bank for our customers. We are mainly exposed to conduct risk through: products and services not meeting our customers’ needs; failing to deal with complaints effectively; and the risk that we sell our customers unsuitable products or we do not give them the right information to make informed decisions.

See ‘Conduct risk’ on page 146.

38  Santander UK plc

Risk developments	Top and
in 2015	emerging risks

For risk definitions, see ‘How we	Strategic priority key:
define risk’ on page 42
Loyal and satisfied retail customers
‘Bank of Choice’ for UK companies
Consistent profitability and a strong balance sheet

Risk indicator	Developments in 2015

In 2015, credit quality improved further, supported by our conservative risk profile and supportive economic environment. Our NPL ratio improved to 1.54% (2014: 1.80%), and total loan loss allowances decreased to £1,157m at 31 December 2015 (2014: £1,439m), with all loan portfolios performing well.

Our residential mortgages NPL ratio decreased to 1.47% at 31 December 2015 (2014: 1.64%), with impairment releases and the decrease in NPL and coverage ratios reflecting the continued good performance of the portfolio supported by low interest rates and rising house prices. Our Commercial Banking NPL ratio decreased to 2.80% (2014: 3.56%), with strong credit quality. We continue to adhere to our prudent lending criteria as we grow lending.

Banking NIM(1) remained broadly flat at 1.83% in 2015 (2014: 1.82%).

The movement in NIM sensitivity in 2015 was largely due to changes in the underlying models used for risk measurement purposes. The assumptions used in these have been updated to better reflect the current low Base Rate environment.

Our LCR improved to 120% at 31 December 2015 (2014: 110%(2)). Our LCR eligible liquidity pool decreased £0.8bn to £38.7bn at 31 December 2015, reflecting lower liquidity requirements, largely due to the phasing of short-term funding and of medium-term maturities. Wholesale funding with a residual maturity of less than one year decreased £2.0bn to £21.1bn (2014: £23.1bn), reflecting changes in the maturity profile of our medium-term funding.

Our LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 183% coverage ratio (2014: 171%).

We are making good progress with our capital and funding plan towards meeting future regulatory structure and TLAC/MREL requirements. Our CET 1 capital ratio was 11.6% at 31 December 2015 (2014: 11.9%), adversely impacted by the PPI provision charge of £450m. Our PRA end point Tier 1 leverage ratio was 4.0% at 31 December 2015, up from 3.8% at 31 December 2014, driven by the £750m AT1 issuance in June 2015.

Our total capital ratio increased to 18.2% at 31 December 2015 (2014: 17.9%), driven by the £750m AT1 and US$1.5bn Tier 2 issuances. This increase was partially offset by the decline in our CET 1 capital ratio, the adverse impact of CRD IV Minority Interest and grandfathering rules, as well as the partial buy-back of four capital instruments in June 2015.

In 2015, as in previous years, the pension scheme was managed within the pension risk appetite triggers and limits. The risk profile of the pension scheme also remained stable. In 2015, VaR (1 year, 95% confidence interval) decreased slightly to £1,260m (2014: £1,340m). This was mainly due to the slightly higher real interest rate reducing the size of the discounted liability.

In 2015, the accounting position of the pension scheme and other funded arrangements improved. The overall position was a £483m surplus at 31 December 2015 (2014: £156m surplus). The improvement in the position was mainly driven by gains of £319m from adjustments in actuarial assumptions in the year.

In 2015, we developed an Operational Risk Transformation Programme to help us deliver our new Operational Risk Framework. We are rolling out the programme, including new technology, in phases to the end of 2016. This will enable us to achieve market best practice in our operational risk management.

In 2015 and 2014 most of our operational risk losses related to charges for conduct remediation, mainly relating to historic sales of PPI.

Our Conduct Risk Strategy Programme has delivered substantial improvements since it was set up in 2013. In 2015, we continued to enhance the way we report and monitor conduct risk. We also improved how we assess conduct risk in our business decisions.

We have provided £450m in response to the recent FCA consultation paper on PPI, including the Plevin case. While we saw a reduction in PPI redress costs in the first half of the year, we have seen an increase in the third quarter in line with industry trends, with the fourth quarter remaining flat. The total provision for PPI redress and related costs was £465m at 31 December 2015.

Other conduct provisions were £172m at 31 December 2015, which included £43m of additional provisions taken in the third quarter of 2015 relating to wealth and investment products.

(1)	Non-IFRS measure. See page 332.
(2)	Non-IFRS measure. See page 117.

Annual Report 2015

Risk review

Emerging and future risks (unaudited)

An emerging and future risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy. The table below includes the emerging risks we tracked in 2015. The timeframes are indicative of when these risks could have an impact.

Timeframe	Risk description and mitigation	2013-2015 strategic priorities

1-3 years	Economic environment UK economy

Our financial performance is strongly linked to the health of the UK economy. We are particularly affected by factors that impact our larger credit portfolios, such as the housing market and unemployment. The prospects of the UK are also linked to the economies of other major trading areas, such as the eurozone, China and emerging markets.

If the UK economy continues to improve, interest rates are expected to rise, especially if inflation moves back towards the Bank of England’s target rate. If this happens, the behaviour of our customers and market participants could change. This could include increased customer movement and require more competitive product pricing.

If the UK economy doesn’t continue to recover as expected, or even experiences a downturn, Bank of England interest rates may remain at record low levels, placing pressure on forecast net interest margins.

We closely monitor indicators and reports relating to the UK’s economic performance and also of other major trading areas in the global economy.

We quantify these impacts wherever possible in our risk reporting. This analysis includes, for example, any resulting customer credit deterioration, impacts on funding and capital issuance plans, and stress analysis on our net interest margin and pension fund deficit.

UK membership of the EU

The UK Government has pledged to renegotiate the terms of the UK’s membership of the EU, and then hold a referendum. It now seems more likely that a referendum will be held in 2016, sooner than the original pledge to hold it by the end of 2017.

We are closely monitoring political developments in the lead up to the referendum, assessing potential risks, and planning mitigating actions where appropriate. Our risk assessment considers both potential outcomes.

Customer behaviour

The needs and demands of our customers are evolving more rapidly than ever, driven by changes in technology and the adoption of digital and mobile as part of multi-channel banking. These shifts in customer behaviour bring with them associated challenges in risk management, for example in developing strategies to tackle fraud.

Our marketing and product design teams monitor changing demographics, trends, and customer behaviours. They provide feedback in order to reshape distribution channels and redesign products to meet changing demands.

Market competition

We have seen established incumbents refocusing on UK banking, and new financial services providers enter the market with new business models and new technology-oriented approaches.

We monitor and report on the activities of existing and emerging competitors including the new digital entrants. We analyse the risks to our business plans, customer base and revenue streams and take decisions to mitigate those risks where necessary. As part of this approach we have designed and implemented our own digital business strategy and we continue to respond to the rapid changes in the methods, targets and sophistication of cyber fraud.

Regulatory development

2015 continued to see a large amount of new regulation affecting our business. In response, we are progressing some significant change projects, including those relating to the Financial Services (Banking Reform) Act 2013. While the requirements for Banking Reform have become clearer during this year, considerable challenges remain for us to implement a business model that both meets the regulatory demands and delivers our strategic aims.

We regularly review the potential impact on our risk profile, including strategic risk and operational risk. We do this against a backdrop of many other complex regulatory programmes already in progress. We also assess the potential increase in our costs that these regulations will cause. However, there remain significant areas of emerging regulation where the impact and timing are still uncertain.

More than 3 years

Economic environment

EU economies

There are still concerns about the growth in eurozone economies, and significant differences remain between the economic performance of individual member states. Increased levels of migration from areas of conflict have seen a disparity of views between member states. We monitor the economic performance of the EU, the evolving political landscape and the eurozone (monetary union and redenomination risk).

40  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Risk governance

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders.

We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

RISK FRAMEWORK

Our Risk Framework sets out how we manage and control risk. It is based on the following key elements which we describe in more detail in the next pages:

Section	Content

How we define risk	We describe each of our key risk types.

How we approach risk – our culture and principles	We describe our risk culture and explain how we make it a day-to-day reality across the business.

Our risk governance structure	We describe how we consider risk in all our business decisions as part of our organisational structure, and the responsibilities of our people and our committees.

Our internal control system	We describe our internal control system and how it helps us manage and control risk.

We continued to make good progress in 2015 in embedding the Risk Framework across the business. The Board Risk Committee reviewed our progress, linked to annual Risk Attestations (see ‘Internal control system’ in this section for more on these). These are evidence-based and approved by the Executive Committee members. As a result, we are managing risk more effectively by improving how we identify, assess, manage and report it.

In 2015, we also updated our Risk Framework to reflect how some risks have become more important to us. We now:

–	Include financial crime risk as a key risk type on its own. This reflects its growing importance as technology in the banking industry develops
–	Include legal risk within our operational risk activities to improve its day-to-day management
–	Present banking market risk, liquidity risk, capital risk and pension risk separately in our list of key risks due to their importance. In the past, we combined them as balance sheet management risk.

We also enhanced the responsibility for some risks in 2015. Our:

–	Chief Conduct and Compliance Officer (CCCO) now has direct responsibility for conduct and regulatory risks
–	Capital Committee is now an Executive Committee in its own right, recognising the critical importance of capital. In the past it was a sub-committee of the Executive Risk Committee.

Annual Report 2015

Risk review

How we define risk

Risk is any uncertainty about us being able to achieve our business objectives. It can be split into a set of key risks, each of which could affect our results and our financial resources. Our key risks are:

Key risk	Description

Credit	The risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.

Market

Trading market risk – the risk of losses in on- and off-balance sheet trading positions, due to movements in market prices or other external factors.

Banking market risk – the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Liquidity

The risk that, while still being solvent, we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.

It is split into three types of risk:

Funding or structural liquidity risk – the risk that we may not have sufficient liquid assets to meet the payments required at a given time due to maturity transformation.

Contingent liquidity risk – the risk that future events may require a larger than expected amount of liquidity i.e. the risk of not having sufficient liquid assets to meet sudden and unexpected short-term obligations.

Market liquidity risk – the risk that assets we hold to mitigate the risk of failing to meet our obligations as they fall due, which are normally liquid, become illiquid when they are needed.

Capital

The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements, market expectations and dividend payments, including AT1 coupons.

Pension

The risk caused by our contractual or other liabilities with respect to a pension scheme (whether established for our employees or those of a related company or otherwise). It also refers to the risk that we will make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

Operational	The risk of direct, or indirect, loss due to inadequate or failed internal processes, people and systems, or external events.

Conduct	The risk that our decisions and behaviours lead to a detriment or poor outcomes for our customers and that we fail to maintain high standards of market integrity.

Other key risks

Financial crime risk – the risk that we are used to legitimise the proceeds from criminal activity which conceal their true origins. This includes money laundering, financing terrorism, sanctions, and bribery and corruption.

Strategic risk – the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.

Reputational risk – the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.

Regulatory risk – the risk of loss, through financial or reputational loss, from failing to comply with applicable codes and regulations.

Model risk – the risk of loss arising from decisions mainly based on results of models, due to errors in their design, application or use.

Enterprise wide risk is the aggregate view of all the key risks described above.

42  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

How we approach risk – our culture and principles

The complexity and importance of the financial services industry demands a strong risk culture. We have extensive systems, controls and safeguards in place to manage and control the risks we face, but it is also crucial that everyone takes personal responsibility for managing risk.

Our risk culture plays a key role in our aim to be the best bank for our people, customers, shareholders and communities. It is vital that everyone in our business understands that, to achieve this, our people have a strong, shared understanding of what risk is, and what their role is in helping to control it. We express this in our Risk Culture Statement:

Risk Culture Statement

Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We actively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We make sure we take decisions in the best interests of all our stakeholders and in line with The Santander Way.

The Board reviews and approves our Risk Culture Statement every year. The CEO, Chief Risk Officer (CRO) and other senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business.

We reinforce our Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Attestations and other initiatives. This includes highlighting that:

–	It is everyone’s personal responsibility to play their part in managing risk
–	We must identify, assess, manage and report risk quickly and accurately
–	We make risk part of how we assess our people’s performance, how we recruit, develop and reward them
–	Our internal control system is essential to make sure we manage and control risk in line with our principles, standards, Risk Appetite and policies.

We use Risk Attestations to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms in writing that they have managed risk in line with the Risk Framework in the part of the business for which they are responsible. Their attestation lists any exceptions and the agreed actions taken to correct them. This is a very tangible sign of the personal accountability that is such a key part of our risk culture.

Making change happen: ‘I AM Risk’ – everyone’s personal responsibility for managing risk

We launched our approach to raise awareness of, and embed, the right risk management culture across Santander UK in November 2012 under the ‘I AM Risk’ banner. We have learned from the reviews of other banks after the financial crisis and the increased regulatory focus on strong risk management in banks. This programme aims to make sure our people:

–	Identify risks and opportunities
–	Assess their probability and impact
–	Manage the risks and suggest alternatives
–	Report, challenge, review, learn and ‘speak up’.

We use I AM Risk in our risk attestations, risk frameworks, and all our risk-related communications. We also include it in our mandatory training and induction courses for our staff. To support this, we launched the I AM Risk learning website which includes short films, factsheets and discussion boards.

Among other things, I AM Risk is how we make risk management part of everyone’s life as a Santander employee, from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk, speak up and come up with ideas that help us change. To do this, we embedded the behaviours we want to encourage in key processes and documents. These included:

–	Individual annual performance reviews
–	New induction and training courses
–	Codes of conduct
–	Reward and incentives
–	Risk frameworks and governance.

As part of the programme, we added mandatory risk objectives for all our people – from our Executive Committee to branch staff. We also added risk technical and behavioural requirements to our job profiles, and similar elements to other initiatives.

In 2015, we created The Santander Way Steering Committee to coordinate all our culture initiatives under the sponsorship of the CEO. The I AM Risk initiatives are reported quarterly to the CRO, and to the Executive Risk Committee and Board Risk Committee twice a year.

We also continued to embed our risk management culture. We:

–	Reinforced I AM Risk messages through enhanced communication, education and training at all levels
–	Embedded risk management across the whole employee life-cycle, including our recruitment practices
–	Increased and promoted our range of escalation channels
–	Updated the mandatory risk objectives for all our people including our Executive Committee
–	Measured change through a range of measures including ‘speaking up’ escalation channels, surveys and mandatory training completion rates
–	Improved how we identify and manage risk in our change and strategic planning processes.

I AM Risk continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. In 2015, we built on the progress made in Retail Banking and Commercial Banking, and extended our focus to Global Corporate Banking and Corporate Centre.

Annual Report 2015

Risk review

Our risk governance structure

We are committed to the highest standards of corporate governance in every part of our business. This includes risk management. For details of our governance, including the Board and its Committees, see the ‘Governance’ section of this Annual Report.

The Board delegates authority to committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:

–	Committees: A number of Board and Executive committees are responsible for specific parts of our Risk Framework
–	Roles with risk management responsibilities: There are senior roles with specific responsibilities for risk
–	Risk organisational structure: We have ‘three lines of defence’ built in to the way we run our business.

Committees

The Board and the Board Risk Committee responsibilities for risk are:

Board/ Board Committee	Main risk responsibilities

The Board	—	Has overall responsibility for business execution and for managing risk

	—	Reviews and approves the Risk Framework and Risk Appetite.

Board Risk Committee	—	Assesses the Risk Framework and recommends it to the Board for approval
	—	Advises the Board on our overall Risk Appetite, tolerance and strategy

	—	Oversees our exposure to risk and our future strategy and advises the Board on both

	—	Reviews the effectiveness of our risk management systems and internal controls.

The Executive Level Committee responsibilities for risk are:

Executive Committees	Main risk responsibilities

Executive Committee	—	Reviews and approves business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve

	—	Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken.

Executive Risk Committee	—	Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve
	—	Ensures that we comply with our Risk Framework, Risk Appetite and risk policies

	—	Reviews and monitors our risk exposures and approves any steps we need to take.

Asset and Liability Committee (ALCO)	—	Reviews liquidity risk appetite proposals before they are sent to the Board to approve
	—	Ensures we measure and control structural balance sheet risks, capital, funding and liquidity, in line with the policies, strategies and plans set by the Board

	—	Reviews and monitors the key asset and liability management activities of the business to ensure we keep our exposure in line with our Risk Appetite.

Pensions Committee	—	Reviews pension risk appetite proposals before they are sent to the Board to approve

	—	Approves actuarial valuations and the impact they may have on our contributions, capital and funding

	—	Consults with the pension scheme trustees on the scheme’s investment strategy.

Capital Committee	—	Puts in place effective risk control processes, reporting systems and processes to make sure capital risks are managed within our Risk Framework

	—	Reviews capital adequacy and capital plans, including the Internal Capital Adequacy Assessment Process (ICAAP), before they are sent to the Board to approve.

44  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Roles with risk management responsibilities

Chief Executive Officer

The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The key responsibilities of the CEO are to:

–	Propose our strategy and business plan, put them into practice and manage the risks involved
–	Ensure we have a suitable system of controls to manage risk and report to the Board on it
–	Foster a culture that promotes ethical practices and social responsibility
–	Ensure all our staff know about the policies and corporate values approved by the Board.

Chief Risk Officer

As the leader of the Risk Division, the CRO oversees and challenges plans and activities. The CRO reports to the Board through the Board Risk Committee, and also reports to the CEO for operational purposes. The CRO also reports directly to the CRO of Banco Santander SA. The key responsibilities of the CRO are to:

–	Propose a Risk Framework to the Board (through the Board Risk Committee) that sets out how we manage the risks from our business activities within the approved Risk Appetite
–	Advise the CEO, the Board Risk Committee and Board on the Risk Appetite linked to our strategic business plan and why it is appropriate
–	Reassure the Board and our regulators that we identify, assess and measure risk and that our systems, controls and delegated authorities to manage risk are adequate and effective
–	Advise the CEO, Board Risk Committee, Board and our regulators on how we manage key risks and escalate any issues or breaches of Risk Appetite
–	Ensure that our culture promotes ethical practices and social responsibility
–	Ensure that our policies and corporate values approved by the Board are communicated so that our culture, values and ethics are aligned to our strategic objectives.

The CRO is responsible for the control and oversight of all risks except for legal, financial crime, conduct and regulatory risk. These are the responsibilities of the Chief Conduct and Compliance Officer (CCCO) and the General Counsel and Chief Administrative Officer (GC&CAO).

General Counsel and Chief Administrative Officer

The GC&CAO is responsible for the control and oversight of legal and financial crime risk. These are part of his responsibilities for legal, secretariat and financial crime. The GC&CAO has similar responsibilities to the CRO.

Chief Conduct and Compliance Officer

The CCCO is responsible for the control and oversight of conduct and regulatory risk. This is part of his responsibility for compliance. The CCCO has similar responsibilities to the CRO.

Chief Internal Auditor

The Chief Internal Auditor (CIA) reports to the Board through the Board Audit Committee, and also reports to the CEO for operational purposes. The CIA also reports directly to the CIA of Banco Santander SA. The key responsibilities of the CIA are to:

–	Ensure the scope of Internal Audit includes each main activity and entity
–	Design and use an audit system that identifies key risks and evaluates controls
–	Develop an audit plan to assess existing risks that involves producing audit, assurance and monitoring reports
–	Carry out all audits, special reviews, reports and commissions that the Board Audit Committee asks for
–	Monitor business activities regularly by consulting with internal control teams and our External Auditors
–	Develop and run internal auditor training that includes regular skills assessments.

Annual Report 2015

Risk review

Risk organisational structure

We use the three lines of defence model to manage risk. This model is widely used in the banking industry and has a clear set of principles to implement a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance.

The diagram below shows the reporting lines to the Board with respect to risk:

46  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Internal control system

Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, minimum standards, roles and responsibilities, and governance for internal control.

Category	Description

Risk Frameworks	Set out how we should manage and control risk for: – The Santander UK group (overall framework) – Our key risks (risk type frameworks) – Our key risk activities (risk activity frameworks).

Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for business units and business support units.

Risk Appetite Statement

Defines the type and the level of risk that we are willing and able to take on to achieve our business plans. The policies set out what action we must (or must not) take to make sure we stay within the agreed Risk Appetite.

Risk control units set overarching policies. Business and Business support units have operational policies, standards and procedures that put these policies into practice.

Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.

Risk Attestations

Business units, business support units or risk control units set out how they have managed and/or controlled risks in line with the risk frameworks and within the agreed Risk Appetite.

They are completed at least once a year. They also explain any action taken. This process helps ensure people can be held personally accountable.

Annual Report 2015

Risk review

RISK APPETITE

How we control the risks we are prepared to take

When our Board sets our strategic objectives, it is important that we are clear about the risks we are prepared to take to achieve them. We express this through our Risk Appetite Statement, which defines the amount and kind of risk we are willing to take. Our Risk Appetite and strategy are closely linked – our strategy must be achievable within the limits set out in our Risk Appetite.

The principles of our Risk Appetite

Our Risk Appetite Statement lists ten principles that we use to set our Risk Appetite.

–	We always aim to have enough financial resources to survive severe but plausible stressed economic and business conditions
–	We should be able to predict how our income and losses might vary – that is, how volatile they are. That applies to all our risks and lines of business
–	Our earnings and dividend payments should be stable, and in line with the return we aim to achieve
–	We are an autonomous business, so we always aim to have strong capital and liquidity resources
–	The way we fund our business should give us diverse sources and duration of funding. This helps us to avoid relying too much on wholesale markets
–	We set controls on large concentrations of risk, such as to single customers or specific industries
–	There are some key risks we take, but for which we do not actively seek any reward, such as operational, conduct, financial crime and regulatory risk. We take a risk-averse approach to all such risks
–	We comply with all regulations – and aim to exceed the standards they set
–	Our pay and bonus schemes should support these principles and our risk culture
–	We always aim to earn the trust of our people, customers, shareholders and communities.

How we describe the limits in our Risk Appetite

Our Risk Appetite sets out detailed limits for different types of risk, using metrics and qualitative statements.

Metrics

We use metrics to set limits on losses, capital and liquidity. We set:

–	Limits for losses for our most important risks, including credit, market, operational and conduct risk
–	Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure (economic capital)
–	Liquidity limits according to the most plausible stress scenario for our business.

These limits apply in normal business conditions, but also when we might be experiencing a far more difficult trading environment. A good example of this might be when the UK economy is performing much worse than we expected. We refer to conditions such as this as being under stress.

There is more on economic capital and stress scenarios later in this section.

Qualitative statements

For some risks we also use qualitative statements that describe in words the controls we want to set. For example, in conduct risk, we use them to describe our Risk Appetite for products, sales, after-sales service, and culture. We also use them to exclude or restrict risks from some sectors, types of customer and activities.

How we set our Risk Appetite, and stay within it

We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees the Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects the markets in which we operate. Our Executive Committee is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this they monitor our performance, business plans and budgets each month. At least every six months, we use stress testing to review how our business plan performs against our Risk Appetite Statement. This shows us if we would stay within our Risk Appetite under stress conditions. It also helps us to identify any adverse trends or inconsistencies.

We embed our Risk Appetite by setting more detailed risk limits for each business unit and key portfolio. These are set in a way so that if we stay within each detailed limit, we will stay within our overall Risk Appetite. When we use qualitative statements to describe our appetite for a risk, we link them to lower-level key risk indicators, so that we can monitor and report our performance against them.

We provide a programme of communication and training for our staff which helps ensure that Risk Appetite is well understood.

48  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

STRESS TESTING

Stress testing helps us understand how different events and economic conditions could affect our business plan, earnings and risk profile. This helps us plan and manage our business better.

Scenarios for stress testing

To see how we might cope with difficult conditions, we regularly develop challenging scenarios that we might face. We consult a broad range of internal stakeholders when we design and choose our most important scenarios, including Board members. The scenarios cover a wide range of outcomes, risk factors, time horizons and market conditions. They are designed to test:

–	The impact of shocks affecting the economy as a whole or the markets we operate in
–	Key potential vulnerabilities of our business model
–	Potential impacts on specific risks such as market risk, credit risk and pension risk.

We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. One scenario looks at what might happen in a recession where the output of the economy shrinks by around 3%, unemployment reaches over 9%, and house prices fall by around 20%.

We use a comprehensive suite of stress scenarios to explore sensitivities to market risk, including those based on historic market events.

How we use stress testing

We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:

–	Our business plan, and its assessment against our Risk Appetite
–	Our capital strength, through our ICAAP
–	Our liquidity position, through our Internal Liquidity Adequacy Assessment Process (ILAAP)
–	Impacts on other risks such as market and credit risk.

We use a wide range of models, approaches and assumptions. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes in unemployment rates might affect the number of customers who might fall into arrears on their mortgage.

Our stress testing models are subject to a formal review, independent validation and approval process. We highlight the key weaknesses and related model assumptions in the approval process for each stress test. In some cases, we overlay expert judgement onto the results of our models. Where this is material to the outcome of the stress test, the approving governance committee reviews it.

We take a multi-layered approach to stress testing to capture risks at various levels. This ranges from sensitivity analyses of a single factor to a portfolio, to wider exercises that cover all risks across our entire business. We use stress testing outputs to design action plans that aim to mitigate damaging effects.

We also conduct reverse stress tests. These are tests in which we identify and assess scenarios that are most likely to cause our business model to fail.

Board oversight of stress testing

The Executive Risk Committee approves the design of the scenarios in our ICAAP. The Board Risk Committee approves the stress testing framework and the annual programme of stress testing. The Board reviews the outputs of stress testing as part of the approval processes for the ICAAP, the ILAAP, our Risk Appetite and regulatory stress tests.

Regulatory stress tests

We take part in a number of external stress testing exercises. These can include stress tests of the UK banking system conducted by the PRA. We also contribute to stress tests of the wider Banco Santander group.

For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.

Annual Report 2015

Risk review

HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS (unaudited)

As well as assessing how much regulatory capital we are required to hold, we use an internal Economic Capital (EC) model to measure our risk.

We use EC to get a consistent measure across different risks, including credit, market and operational risk. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses.

As a consequence we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in our ICAAP or to get a risk-adjusted comparison of income from different activities.

The table below shows the proportion of our regulatory capital risk weighted assets we held in different parts of our business, and for different types of risk. It shows how risk was distributed at 31 December 2015 and 2014.

2015 compared to 2014

Our distribution of risk across the business changed very little in the year. The largest category was credit risk in Retail Banking, which accounted for most of our risk-weighted assets. This reflects our business strategy and balance sheet. Market risk arises primarily as part of our trading book activities within Global Corporate Banking. Our operational risk capital requirements remained small, and were concentrated in our Retail Banking activities.

For more on this, see ‘Risk weighted assets’ in the ‘Capital risk’ section.

50  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

  Credit risk

Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.

In this section, we explain how we manage credit risk and analyse our credit risk profile and performance.

We begin by discussing credit risk at a Santander UK group level. Then we cover each of our business segments: Retail Banking, Commercial Banking, Global Corporate Banking and Corporate Centre, separately in more detail in the sections that follow. For details of the businesses in each of our segments, see Note 2 to the Consolidated Financial Statements.

Key metrics

NPL ratio of 1.54% continued to improve

In 2015, credit quality improved further, supported by both our conservative risk profile and supportive economic environment.

Loan loss allowances decreased to £1,157m

Total loan loss allowances decreased in 2015, with retail and corporate loans performing well in a supportive credit environment.

Average LTV of 65% on new mortgage lending

We maintained our prudent lending criteria, with an average LTV of 65% on new lending. Our lending with an LTV of over 85% accounted for 16% of the new business flow.

NPL coverage ratio decreased to 38%

The NPL coverage ratio reduced to 38% in 2015, from 42% in 2014.

Annual Report 2015

Risk review

  Credit risk – Santander UK group level

Overview

Credit risk management	Credit risk review

In this section, we set out our products and services that expose us to credit risk, and we explain how we manage credit risk depending on the type of customer.

We also set out our approach to credit risk across the credit risk lifecycle. This includes risk strategy and planning, assessment and origination, monitoring, arrears management (including forbearance), and debt recovery.

We also explain how we measure and control risk, including the key metrics we use.

In this section, we analyse our maximum and net exposures to credit risk, including their credit quality and concentrations of risk.

We also summarise our credit performance, and forbearance activities.

CREDIT RISK MANAGEMENT

Exposures

Exposures to credit risk arise in our business segments from:

Retail Banking	Commercial Banking	Global Corporate Banking	Corporate Centre
— Residential mortgages, unsecured lending (overdrafts, personal loans, credit cards and business banking) and vehicle consumer finance. — We provide these to individuals and small businesses.

—  Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.

—  We provide these to mid-corporates and SMEs, Commercial Real Estate and Social Housing customers.

— Loans and treasury products, and from treasury markets activities. — We provide these to large corporates, financial institutions, sovereigns and other international organisations.

—  Asset and liability management of our balance sheet, as well as our non-core and Legacy Portfolios being run down.

—  Exposures include sovereign and other international organisation assets held for liquidity.

Our types of customer and how we manage them

We manage credit risk across all our business segments in line with the credit lifecycle shown in the next section. We tailor the way we manage risk across the lifecycle to the type of customer. We classify customers as standardised or non-standardised:

Standardised	Non-standardised
— Mainly individuals and small businesses. Transactions are for relatively small amounts of money, and share similar credit characteristics.	— Mainly medium and large corporate customers and financial institutions. Transactions are for larger amounts of money, and have more diverse credit characteristics.
— In Retail Banking, Commercial Banking and Corporate Centre (for non-core portfolios).	— In Commercial Banking, Global Corporate Banking and Corporate Centre.
— We manage risk using automated decision-making tools. These are backed by teams of analysts who specialise in this type of risk.	— We manage risk through expert analysis. This is supported by decision-making tools based on internal risk assessment models.

52  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Our approach to credit risk

We manage our portfolios across the credit risk lifecycle, from drawing up our risk strategy, plans, budgets and limits to making sure our actual risk profile stays in line with our plans and within our Risk Appetite.

Risk strategy and planning

All relevant areas of the business – Risk, Marketing, Products and Finance – work together to create our business plans. Our aim is to balance out strategy, business goals, financial and technical resources and our attitude towards risk (our Risk Appetite). The result is an agreed set of targets and limits that help us direct our business.

To do this, we focus particularly on:

–	Economic and market conditions and forecasts
–	Regulations
–	Conduct considerations
–	Profitability, returns and market share.

Assessment and origination

We undertake a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We consider:

–	The credit quality of the customer
–	The underlying risk – and anything that mitigates it, such as netting or collateral
–	Our risk policy, limits and appetite
–	Whether we can balance the amount of risk we face with the returns we could get.

We make these decisions with authority from the Board.

Monitoring

We measure and monitor changes in our credit risk profile on a regular and systematic basis against budgets, limits and benchmarks. We monitor credit performance by portfolio, segment, customer or transaction. If our portfolios do not perform as we expect, we investigate to understand the reasons. Then we take action to mitigate it as far as possible and bring performance back on track.

We monitor and review our risk profile through a formal structure of governance and committees across our business segments. These agree and track any steps we need to take to manage our portfolios, to make sure the impact is prompt and effective. This structure is a vital feedback tool to co-ordinate issues, trends and developments across each part of the credit lifecycle.

A core part of our monitoring is credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set concentration limits in line with our Risk Appetite and review them on a regular basis.

Arrears management

Sometimes our customers face financial difficulty and they may fall into payment arrears or breach conditions of their credit facility. If this happens, we work with them to get their account back on track. We aim to support our customers and keep our relationship with them. We do this by:

–	Finding affordable and sustainable ways of repaying to fit their circumstances
–	Monitoring their finances and using models to predict how we think they will cope financially. This helps us design and put in place the right strategy to manage their debt
–	Working with them to get their account back to normal as soon as possible in a way that works for them and us
–	Monitoring agreements we make to manage their debt so we know they are working.

Annual Report 2015

Risk review

Forbearance

When a customer gets into financial difficulties, we can change the terms of their loan, either temporarily or permanently. We do this to help customers through temporary periods of financial difficulty so they can get back on to sustainable terms and fully pay off the loan over its lifetime, with support if needed. This is known as forbearance. We always try to do this before the customer defaults. Whatever we offer, we assess it to make sure the customer can afford the repayments. Forbearance improves our customer relationships and our credit risk profile. It also means that we only use foreclosure or repossession as a last resort. We review our approach regularly to make sure it is still effective.

In a few cases, we can help a customer in this way more than once. This can happen if the plan to repay their debt doesn’t work and we have to draw up another one. When this happens more than once in a year, or more than three times in five years, we call it multiple forbearance.

Debt recovery

Sometimes, even when we have taken all reasonable and responsible steps we can to manage arrears, they prove ineffective. If this happens, we have to end our relationship with the customer and try to recover the whole debt, or as much of it as we can.

Risk measurement and control

We measure and control credit risk at all stages across the credit lifecycle. We have a range of tools, processes and approaches, but we rely mainly on:

–	Credit control: as a core part of risk management we generate, extract and store accurate, comprehensive and timely data to monitor credit limits. We do this using internal data and data from third parties like credit bureaux
–	Models: we use models widely to measure credit risk and capital needs. They range from statistical and expert models to benchmarks
–	Review: we use formal and informal forums across the business to approve, validate, review and challenge our risk management. We do this to help us predict if our credit risk will worsen.

We use two key metrics to measure and control credit risk: Expected Loss (EL) and Non-Performing Loans (NPLs).

Metric	Description

EL

EL tells us what credit risk is likely to cost us. It is the product of:

–   Probability of default (PD) – how likely customers are to default. We estimate this using customer ratings or the credit scores for the transaction

–   Exposure at default (EAD) – how much customers will owe us if they default. We calculate this by comparing how much of their agreed credit (such as an overdraft) customers have used when they default with how much they normally use. This allows us to estimate the final extent of use of credit in the event of default

–   Loss given default (LGD) – how much we lose when customers actually default. We work this out using the actual losses on loans that default. We take into account the income, costs and timing of the recovery process.

PD, EAD and LGD are calculated in accordance with CRD IV, and include direct and indirect costs. We base them on our own risk models and our assessment of each customer’s credit quality. For the rest of our Risk review, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS accounting policy on impairment, see Note 1 to the Consolidated Financial Statements.

The way we calculate impairment under IFRS will change from 1 January 2018 when IFRS 9 takes effect. It uses an expected credit loss (ECL) model rather than an incurred loss model used by IAS 39. There are also differences between the ECL approach used by IFRS 9 and the EL approach used by CRD IV. For more, see ‘Future accounting developments’ in Note 1 to the Consolidated Financial Statements.

NPLs

We use NPLs – and related write-offs and recoveries – to monitor how our portfolios behave. We classify loans as NPLs where customers do not make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking

–    They have been reported bankrupt or insolvent

–    Their loan term has ended, but they still owe us money more than three months later

–    They have had forbearance as an NPL, but have not caught up with the payments they had missed before that

–    They have had multiple forbearance

–    We have suspended their fees and interest because they are in financial difficulties

–    We have repossessed the property. We have included these as NPLs from 2015.

Commercial Banking, Global Corporate Banking and Corporate Centre

–   They have had a winding-up notice issued, or something happens that is likely to trigger insolvency – for instance, another lender calls in a loan

–   Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract

–   They have regularly missed or delayed payments, even though they have not gone over the three-month limit for NPLs

–   Their loan is due to mature within six months, and it is unlikely to be refinanced or repaid in full

–   Their loan has an excessive LTV and it is unlikely that it will be resolved (such as by a change in planning policy, pay- downs from rental income, or increases in market values).

We also assess risks from other perspectives, including internal rating deterioration, geographical location, business area, product and process, to identify specific areas we need to focus on. We also use stress testing to establish vulnerabilities to economic deterioration.

Our business segments tailor their approach to credit risk to their own customers. We explain their approaches in the business segment sections later on.

54  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

CREDIT RISK REVIEW

Our maximum and net exposure to credit risk

The tables below show the main differences between our maximum and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate our exposure. The tables only show the financial assets that credit risk affects.

For balance sheet assets, the maximum exposure to credit risk is the carrying value after loan loss allowances. Off-balance sheet exposures are guarantees, formal standby facilities, credit lines and other commitments. For off-balance sheet guarantees, the maximum exposure is the maximum amount that we would have to pay if the guarantees were called on. For formal standby facilities, credit lines and other commitments that are irrevocable over the life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure				Collateral
	Balance sheet asset
	Gross amounts £bn	Loan loss allowance £bn	Net amounts £bn	Off-balance sheet £bn	Cash £bn	(1)	Non-cash £bn	(1)	Netting £bn	(2)	Risk transfer £bn	(3)	Net exposure £bn
2015
Cash and balances at central banks	16.8	–	16.8	–	–		–		–		–		16.8
Trading assets:
– Loans and advances to banks	5.4	–	5.4	–	–		–		(0.4)		–		5.0
– Loans and advances to customers	6.0	–	6.0	–	–		(5.0)		–		–		1.0
– Debt securities	5.5	–	5.5	–	–		–		–		–		5.5
Total trading assets	16.9	–	16.9	–	–		(5.0)		(0.4)		–		11.5
Financial assets designated at fair value:
– Loans and advances to customers	1.9	–	1.9	0.3	–		(2.2)		–		–		–
– Debt securities	0.5	–	0.5	–	–		–		–		–		0.5
Total financial assets designated at fair value	2.4	–	2.4	0.3	–		(2.2)		–		–		0.5
Available-for-sale debt securities	8.9	–	8.9	–	–		–		–		–		8.9
Derivative financial instruments	20.9	–	20.9	–	(1.1)		–		(17.3)		–		2.5
Loans and advances to banks	3.5	–	3.5	1.3	–		(0.8)		(0.3)		–		3.7
Loans and advances to customers:(4)
– Advances secured on residential property	153.3	(0.4)	152.9	6.7	–		(159.2)	(5)	–		–		0.4
– Corporate loans	31.9	(0.4)	31.5	16.4	(0.1)		(23.0)		–		–		24.8
– Finance leases	6.3	(0.1)	6.2	0.6	(0.1)		(5.3)		–		–		1.4
– Other secured advances	–	–	–	–	–		–		–		–		–
– Other unsecured advances	6.3	(0.3)	6.0	12.0	–		–		–		–		18.0
– Amounts due from fellow subsidiaries, associates and joint ventures	1.4	–	1.4	–	–		–		–		–		1.4
Total loans and advances to customers	199.2	(1.2)	198.0	35.7	(0.2)		(187.5)		–		–		46.0
Loans and receivables securities(4)	0.1	–	0.1	–	–		–		–		–		0.1
Total	268.7	(1.2)	267.5	37.3	(1.3)		(195.5)		(18.0)		–		90.0

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	We can reduce credit risk exposures by applying netting and set-off. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Global corporate banking – credit risk management’ section.
(3)	Certain financial instruments can be used to transfer credit risk from us to another counterparty. The main form of risk transfer we use is credit default swaps, mainly transacted with other banks.
(4)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(5)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of overcollateralisation (where the collateral has a higher value than the loan balance).

Annual Report 2015

Risk review

	Maximum exposure				Collateral
	Balance sheet asset
	Gross amounts £bn	Loan loss allowance £bn	Net amounts £bn	Off-balance sheet £bn	Cash £bn (1)	Non-cash £bn	(1)	Netting £bn (2)	Risk transfer £bn (3)	Net exposure £bn
2014
Cash and balances at central banks	22.6	–	22.6	–	–	–		–	–	22.6
Trading assets:
– Loans and advances to banks	5.9	–	5.9	–	–	–		(0.8)	–	5.1
– Loans and advances to customers	3.0	–	3.0	–	–	(2.2)		–	–	0.8
– Debt securities	8.0	–	8.0	–	–	–		–	–	8.0
Total trading assets	16.9	–	16.9	–	–	(2.2)		(0.8)	–	13.9
Financial assets designated at fair value:
– Loans and advances to customers	2.3	–	2.3	0.2	–	(2.4)		–	–	0.1
– Debt securities	0.6	–	0.6	–	–	–		–	–	0.6
Total financial assets designated at fair value	2.9	–	2.9	0.2	–	(2.4)		–	–	0.7
Available-for-sale debt securities	8.9	–	8.9	–	–	–		–	–	8.9
Derivative financial instruments	23.0	–	23.0	–	(1.3)	–		(19.2)	–	2.5
Loans and advances to banks	2.1	–	2.1	1.7	–	(0.3)		–	(0.1)	3.4
Loans and advances to customers:(4)
– Advances secured on residential property	150.5	(0.6)	149.9	6.7	–	(156.5	)(5)	–	–	0.1
– Corporate loans	29.9	(0.6)	29.3	14.9	(0.1)	(20.1)		–	–	24.0
– Finance leases	2.7	–	2.7	–	(0.1)	(2.2)		–	–	0.4
– Other secured advances	–	–	–	–	–	–		–	–	–
– Other unsecured advances	6.2	(0.2)	6.0	11.2	–	–		–	–	17.2
– Amounts due from fellow subsidiaries, associates and joint ventures	0.8	–	0.8	–	–	–		–	–	0.8
Total loans and advances to customers	190.1	(1.4)	188.7	32.8	(0.2)	(178.8)		–	–	42.5
Loans and receivables securities(4)	0.1	–	0.1	–	–	–		–	–	0.1
Total	266.6	(1.4)	265.2	34.7	(1.5)	(183.7)		(20.0)	(0.1)	94.6

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	We can reduce credit risk exposures by applying netting and set-off. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Global corporate banking – credit risk management’ section.
(3)	Certain financial instruments can be used to transfer credit risk from us to another counterparty. The main form of risk transfer we use is credit default swaps, mainly transacted with other banks.
(4)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(5)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of overcollateralisation (where the collateral has a higher value than the loan balance).

Credit quality

In the table below, we have used a single rating scale to ensure we are consistent across all our credit risk portfolios in how we report the risk of default. It has eight grades for non-defaulted exposures, from 9 (lowest risk) to 2 (highest risk). We define each grade by an upper and lower probability of default (PD) value and we scale the grades so that the default risk increases by a factor of 10 every time the grade number drops by 2 steps. For example, risk grade 9 has an average PD of 0.01%, and risk grade 7 has an average PD of 0.1%. We give defaulted exposures a grade 1 and a PD value of 100%. In the final column of the table we show the approximate equivalent credit rating grade used by Standard and Poor’s Ratings Services (S&P).

Santander UK risk grade	PD range
	Mid %	Lower %	Upper %	S&P equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC to C
1 Default	100.000	100.000	100.000	D

56  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

The tables below show the credit rating of our financial assets subject to credit risk. For more on the credit rating profiles of key portfolios, see the Retail Banking (i.e. residential mortgages), Commercial Banking, Global Corporate Banking and Corporate Centre sections.

	Santander UK rating guide
	9 (AAA to AA-) £bn	8 (A+to A) £bn	7 (A- to BBB+) £bn	6 (BBB to BBB-) £bn	5 (BB+ to BB-) £bn	4 (B+ to B) £bn	1 to 3 (B- to D) £bn	Other £bn	(1)	Total £bn
2015
Cash and balances at central banks	15.5	–	–	–	–	–	–	1.3		16.8
Trading assets:
– Loans and advances to banks	0.2	1.4	3.5	0.3	–	–	–	–		5.4
– Loans and advances to customers	0.6	3.9	1.3	0.1	–	–	–	0.1		6.0
– Debt securities	1.0	3.1	0.8	0.6	–	–	–	–		5.5
Total Trading assets	1.8	8.4	5.6	1.0	–	–	–	0.1		16.9
Financial assets designated at fair value:
– Loans and advances to customers	0.8	0.4	0.6	–	–	–	–	0.1		1.9
– Debt securities	0.3	0.2	–	–	–	–	–	–		0.5
Total Financial assets designated at fair value	1.1	0.6	0.6	–	–	–	–	0.1		2.4
Available-for-sale debt securities	6.8	1.4	0.7	–	–	–	–	–		8.9
Derivative financial instruments	0.4	9.9	8.5	1.5	0.6	–	–	–		20.9
Loans and advances to banks	1.4	1.9	0.1	0.1	–	–	–	–		3.5
Loans and advances to customers:(2)
– Advances secured on residential property	2.7	21.4	68.8	41.0	7.2	6.4	5.8	–		153.3
– Corporate loans	3.3	2.7	2.5	9.6	7.7	3.9	0.8	1.4		31.9
– Finance leases	–	–	0.4	1.2	2.0	1.7	0.9	0.1		6.3
– Other secured advances	–	–	–	–	–	–	–	–		–
– Other unsecured advances	–	–	0.2	1.2	2.7	0.9	0.4	0.9		6.3
– Amounts due from fellow subsidiaries, associates & joint ventures	1.4	–	–	–	–	–	–	–		1.4
Total Loans and advances to customers	7.4	24.1	71.9	53.0	19.6	12.9	7.9	2.4		199.2
Loans and receivables securities(2)	–	–	–	–	–	0.1	–	–		0.1
	34.4	46.3	87.4	55.6	20.2	13.0	7.9	3.9		268.7
Loan loss allowance										(1.2)
Total										267.5

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	15.5	–	–	–	–	–	–	1.3		16.8
– Trading assets	1.8	8.4	5.6	1.0	–	–	–	0.1		16.9
– Financial assets designated at fair value	1.1	0.6	0.6	–	–	–	–	0.1		2.4
– Available-for-sale debt securities	6.8	1.4	0.7	–	–	–	–	–		8.9
– Derivative financial instruments	0.4	9.9	8.5	1.5	0.6	–	–	–		20.9
– Loans and advances to banks	1.4	1.9	0.1	0.1	–	–	–	–		3.5
– Loans and advances to customers	7.4	24.1	71.9	53.0	19.5	12.8	3.4	2.4		194.5
– Loans and receivables securities	–	–	–	–	–	0.1	–	–		0.1
Total neither past due nor impaired	34.4	46.3	87.4	55.6	20.1	12.9	3.4	3.9		264.0
Past due but not impaired(3)	–	–	–	–	0.1	–	3.1	–		3.2
Impaired(4)	–	–	–	–	–	0.1	1.4	–		1.5
	34.4	46.3	87.4	55.6	20.2	13.0	7.9	3.9		268.7
Loan loss allowance										(1.2)
Total										267.5

(1)	Other items include cash in hand and smaller cases mainly in the consumer finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)	Balances include mortgage loans in arrears which have been assessed for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.
(4)	Impaired loans are loans we have assessed for observed impairment loss allowances.

Annual Report 2015

Risk review

	Santander UK rating guide
	9 (AAA to AA-) £bn	8 (A+to A) £bn	7 (A- to BBB+) £bn	6 (BBB to BBB-) £bn	5 (BB+ to BB-) £bn	4 (B+ to B) £bn	1 to 3 (B- to D) £bn	Other £bn	(1)	Total £bn
2014
Cash and balances at central banks	21.1	–	–	–	–	–	–	1.5		22.6
Trading assets:
– Loans and advances to banks	0.1	1.2	4.6	–	–	–	–	–		5.9
– Loans and advances to customers	–	2.1	0.7	0.2	–	–	–	–		3.0
– Debt securities	2.3	4.0	1.1	0.6	–	–	–	–		8.0
Total Trading assets	2.4	7.3	6.4	0.8	–	–	–	–		16.9
Financial assets designated at fair value:
– Loans and advances to customers	0.4	0.8	1.0	0.1	–	–	–	–		2.3
– Debt securities	–	0.2	0.1	0.1	–	0.2	–	–		0.6
Total Financial assets designated at fair value	0.4	1.0	1.1	0.2	–	0.2	–	–		2.9
Available-for-sale debt securities	8.9	–	–	–	–	–	–	–		8.9
Derivative financial instruments	0.4	10.8	9.7	1.4	0.4	–	–	0.3		23.0
Loans and advances to banks	0.3	1.4	0.3	0.1	–	–	–	–		2.1
Loans and advances to customers:(2)
– Advances secured on residential property	2.3	16.1	65.2	44.2	8.1	7.7	6.9	–		150.5
– Corporate loans	2.3	4.0	2.6	8.0	7.1	3.6	0.8	1.5		29.9
– Finance leases	–	–	0.2	0.5	0.8	0.7	0.4	0.1		2.7
– Other secured advances	–	–	–	–	–	–	–	–		–
– Other unsecured advances	–	–	0.2	1.0	2.5	1.0	0.5	1.0		6.2
– Amounts due from fellow subsidiaries, associates & joint ventures	0.7	–	–	–	0.1	–	–	–		0.8
Total Loans and advances to customers	5.3	20.1	68.2	53.7	18.6	13.0	8.6	2.6		190.1
Loans and receivables securities(2)	–	–	0.1	–	–	–	–	–		0.1
	38.8	40.6	85.8	56.2	19.0	13.2	8.6	4.4		266.6
Loan loss allowance										(1.4)
Total										265.2

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	21.1	–	–	–	–	–	–	1.5		22.6
– Trading assets	2.4	7.3	6.4	0.8	–	–	–	–		16.9
– Financial assets designated at fair value	0.4	1.0	1.1	0.2	–	0.2	–	–		2.9
– Available-for-sale debt securities	8.9	–	–	–	–	–	–	–		8.9
– Derivative financial instruments	0.4	10.8	9.7	1.4	0.4	–	–	0.3		23.0
– Loans and advances to banks	0.3	1.4	0.3	0.1	–	–	–	–		2.1
– Loans and advances to customers	5.3	20.1	68.2	53.6	18.4	12.8	3.5	2.5		184.4
– Loans and receivables securities	–	–	0.1	–	–	–	–	–		0.1
Total neither past due nor impaired	38.8	40.6	85.8	56.1	18.8	13.0	3.5	4.3		260.9
Past due but not impaired(3)	–	–	–	–	0.1	–	3.8	–		3.9
Impaired(4)	–	–	–	0.1	0.1	0.2	1.3	0.1		1.8
	38.8	40.6	85.8	56.2	19.0	13.2	8.6	4.4		266.6
Loan loss allowance										(1.4)
Total										265.2

(1)	Other items include cash in hand and smaller cases mainly in the consumer finance and commercial mortgages portfolios. We use scorecards for these items, rather than rating models.
(2)	Balances include interest we’ve charged to the customer’s account and accrued interest we haven’t charged to the account yet.
(3)	Balances include mortgage loans in arrears which have been assessed for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.
(4)	Impaired loans are loans we have assessed for observed impairment loss allowances.

58  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Age of loans and advances that are past due but not impaired

At 31 December 2015, loans and advances of £3.2bn (2014: £3.9bn) were past due but not impaired. Of these balances, £0.1bn (2014: £0.1bn) were less than one month overdue, £1.0bn (2014: £1.2bn) were 1-2 months overdue, £0.6bn (2014: £0.8bn) were 2-3 months overdue, £0.8bn (2014: £1.0bn) were 3-6 months overdue, and £0.7bn (2014: £0.8bn) were more than six months overdue.

Concentrations of credit risk exposures

Managing concentrations of risk is a key part of risk management. We track how concentrated our credit risk portfolios are using various criteria, including geographical areas and countries, economic sectors, products and groups of customers. Although our operations are based mainly in the UK, we have built up exposures to entities around the world. As a result, we are exposed to concentrations of risk related to geographical area and industries. We analyse these below:

Geographical concentrations

As part of our approach to credit risk management and Risk Appetite, we set exposure limits to countries and geographical areas. We set our limits with reference to the country limits set by Banco Santander SA. These are determined according to how the country is classified (whether it is a developed OECD country or not), its credit rating, its gross domestic product, and the types of products and services the Banco Santander group wants to offer in that country. The tables below set out our loans and advances to banks and customers by geographical area.

	UK £bn	Peripheral eurozone(1) £bn	Rest of eurozone £bn	Rest of Europe £bn	US £bn	Rest of world £bn	Total £bn
2015
Loans and advances to banks	2.0	–	–	–	0.5	1.0	3.5
Loans and advances to customers:(2)
– Advances secured on residential property	153.3	–	–	–	–	–	153.3
– Corporate loans	30.5	0.2	0.1	0.3	0.4	0.4	31.9
– Finance leases	6.2	–	–	–	–	0.1	6.3
– Other secured advances	–	–	–	–	–	–	–
– Other unsecured advances	6.3	–	–	–	–	–	6.3
– Amounts due from fellow subsidiaries, associates and joint ventures	–	–	–	–	–	1.4	1.4
Loans and advances to customers (gross)	196.3	0.2	0.1	0.3	0.4	1.9	199.2
Less: impairment loss allowance							(1.2)
Loans and advances to customers, net of impairment loss allowance							198.0
							201.5

2014
Loans and advances to banks	1.3	–	–	–	0.7	0.1	2.1
Loans and advances to customers:(2)
– Advances secured on residential property	150.5	–	–	–	–	–	150.5
– Corporate loans	28.5	0.1	0.2	0.5	–	0.6	29.9
– Finance leases	2.6	–	–	–	–	0.1	2.7
– Other secured advances	–	–	–	–	–	–	–
– Other unsecured advances	6.2	–	–	–	–	–	6.2
– Amounts due from fellow subsidiaries, associates and joint ventures	–	–	–	–	–	0.8	0.8
Loans and advances to customers (gross)	187.8	0.1	0.2	0.5	–	1.5	190.1
Less: impairment loss allowance							(1.4)
Loans and advances to customers, net of impairment loss allowance							188.7
							190.8

(1)	The peripheral eurozone is Portugal, Ireland, Italy and Spain.
(2)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet. They also exclude loans classified as ‘Financial assets designated at fair value’.

For more geographical information, see ‘Country risk exposure’.

Annual Report 2015

Risk review

Industry concentrations

As part of our approach to credit risk management and Risk Appetite, we set concentration limits by industry sector. These limits are set based on the industry outlook, our strategic aims and desired level of concentration, but also take into account any relevant limit set by Banco Santander SA.

	Social Housing £bn	Banks £bn	Corporate and SME (including real estate) £bn	Residential £bn	Cards and personal unsecured lending £bn	Other £bn	Total £bn
2015
Loans and advances to banks	–	3.5	–	–	–	–	3.5
Loans and advances to customers:(1)
– Advances secured on residential property	–	–	–	153.3	–	–	153.3
– Corporate loans	6.1	–	25.5	–	–	0.3	31.9
– Finance leases	–	–	–	–	–	6.3	6.3
– Other secured advances	–	–	–	–	–	–	–
– Other unsecured advances	–	–	–	–	6.3	–	6.3
– Amounts due from fellow subs, associates and JVs	–	–	–	–	–	1.4	1.4
Loans and advances to customers (gross)	6.1	–	25.5	153.3	6.3	8.0	199.2
Less: impairment loss allowance							(1.2)
Loans and advances to customers, net of impairment loss allowance							198.0
							201.5

2014
Loans and advances to banks	–	2.1	–	–	–	–	2.1
Loans and advances to customers:(1)
– Advances secured on residential property	–	–	–	150.5	–	–	150.5
– Corporate loans	5.8	–	23.2	–	–	0.9	29.9
– Finance leases	–	–	–	–	–	2.7	2.7
– Other secured advances	–	–	–	–	–	–	–
– Other unsecured advances	–	–	–	–	6.2	–	6.2
– Amounts due from fellow subs, associates and JVs	–	–	–	–	–	0.8	0.8
Loans and advances to customers (gross)	5.8	–	23.2	150.5	6.2	4.4	190.1
Less: impairment loss allowance							(1.4)
Loans and advances to customers, net of impairment loss allowance							188.7
							190.8

(1)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet. They also exclude loans classified as ‘Financial assets designated at fair value’.

For more industry information, see ‘Country risk exposure’. We also provide further portfolio analyses on committed exposures, which are typically higher than the balance sheet value, in the following ‘Credit risk review’ sections.

Forbearance summary

The following table shows loans and advances to customers in the previous tables that are subject to forbearance. For more on forbearance on mortgages in Retail Banking, as well as forbearance in Commercial Banking, Global Corporate Banking, and Corporate Centre, see the sections that follow.

	2015			2014
	Forbearance of NPL £m	Forbearance of non-NPL £m	Total £m	Forbearance of NPL £m	Forbearance of non-NPL £m	Total £m
Retail Banking:
– Mortgages(1)	546	3,122	3,668	594	3,273	3,867
– Unsecured loans	–	1	1	1	3	4
– Credit cards	27	–	27	27	–	27
– Bank accounts	12	–	12	13	–	13
Commercial Banking	405	300	705	389	408	797
Global Corporate Banking	10	–	10	53	–	53
Corporate Centre	36	84	120	86	245	331
	1,036	3,507	4,543	1,163	3,929	5,092

(1)	The table above shows forbearance based on the customer’s payment status at the year-end, split between NPL and non-NPL. This basis differs to that presented in the ‘Credit risk – Retail Banking’ section, which shows the customer’s payment status at the year-end, split between in arrears and performing.

Forbearance exit criteria

Under our forbearance policy, accounts remain in forbearance until settlement or write off. At 31 December 2015, £2,529m i.e. 56% (2014: £2,671m i.e. 52%) of the reported forbearance balance had been performing for 24 consecutive months since the last forbearance event and was less than 30 days past due after this performing period.

60  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Credit performance

The customer loans in the tables below and in the remainder of the ‘Credit risk’ section are presented differently from the ‘Loans and advances to customers’ balance in the Consolidated Balance Sheet. The main differences are that the customer loans below are presented on an amortised cost basis and include loans classified as ‘Trading assets’, ‘Financial assets designated at fair value’ and ‘Loans and advances to customers’ in the Consolidated Balance Sheet. In addition, the balances below exclude interest we have accrued but not charged to customers’ accounts yet.

	Customer loans £bn	NPLs £m	(1)	NPL ratio %	(2)	NPL coverage %	(3)	Gross write-offs £m	Loan loss allowance £m
2015
Retail Banking:	164.8	2,373		1.44		32		212	762
– Residential mortgages	152.8	2,252		1.47		19		40	424
– Banking and consumer credit	12.0	121		1.01		279		172	338
Commercial Banking(4)	20.9	586		2.80		44		83	260
Global Corporate Banking(4)	5.5	10		0.18		330		28	33
Corporate Centre	7.4	87		1.18		117		45	102
	198.6	3,056		1.54		38		368	1,157

2014
Retail Banking:	158.5	2,573		1.62		34		273	881
– Residential mortgages	150.1	2,459		1.64		24		68	579
– Banking and consumer credit	8.4	114		1.35		265		205	302
Commercial Banking(4)	18.7	664		3.56		46		75	305
Global Corporate Banking(4)	5.2	53		1.01		138		11	73
Corporate Centre	8.3	134		1.62		134		64	180
	190.7	3,424		1.80		42		423	1,439

(1)  Loans and advances are classified as NPL in line with the definitions in the ‘Credit risk management’ section.

(2)  NPLs as a percentage of customer loans.

(3)  Total impairment loan loss allowances as a percentage of NPLs. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs. So the ratio can be bigger than 100%.

(4)  Total lending to corporates is the total lending of Commercial Banking and Global Corporate Banking.

Non-performing loans and advances(1)(2)

An analysis of our NPLs is shown below.

		2015 £m		2014 £m		2013 £m		2012 £m	2011 £m
Loans and advances to customers of which:(2)		198,634		190,651		187,048		194,733	206,311
NPLs		3,056		3,424		3,823		4,210	3,979
Total impairment loan loss allowances		1,157		1,439		1,555		1,803	1,563
		%		%		%		%	%
NPL ratio(3)		1.54		1.80		2.04		2.16	1.93
Coverage ratio(4)		38		42		41		43	39

(1)	Loans and advances are classified as NPL in line with the definitions in the ‘Credit risk management’ section.
(2)	Include social housing loans and finance leases, and exclude trading assets.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loan loss allowances as a percentage of NPLs.

2015 compared to 2014 (unaudited)

In 2015, the total NPL ratio continued to improve to 1.54% (2014: 1.80%), with all loan books performing well in a supportive economic environment.

In Retail Banking, the NPL ratio decreased to 1.44% (2014: 1.62%), as a result of lower mortgage non-performing loans and overall growth in retail assets. The residential mortgages NPL ratio decreased to 1.47% (2014: 1.64%), with impairment releases and the decrease in NPL and coverage ratios reflecting the continued good performance of the portfolio supported by low interest rates, rising house prices and the supportive economic environment. The banking and consumer credit NPL ratio decreased to 1.01% (2014: 1.35%) due to asset growth, mainly through the PSA cooperation.

The Commercial Banking NPL ratio decreased to 2.80% (2014: 3.56%), with credit quality remaining strong. We continue to adhere to our prudent lending criteria as we grow lending. The Global Corporate Banking NPL ratio decreased to 0.18% (2014: 1.01%), due to the exit of a single loan of £49m and asset growth. The Corporate Centre NPL ratio decreased to 1.18% (2014: 1.62%), due to further loan disposals.

The coverage ratio reduced slightly to 38% at 31 December 2015 (2014: 42%). This was mainly due to a release in mortgage provisions, as a result of the growth in house prices and the continued strong credit quality of the portfolio.

For more on the credit performance of our key portfolios by business segment, see the ‘Credit risk – Retail Banking’, ‘Credit risk – Commercial Banking’, ‘Credit risk – Global Corporate Banking’, and ‘Credit risk – Corporate Centre’ sections.

Annual Report 2015

Risk review

Credit risk – Retail Banking
Overview

We offer a full range of retail products and services through our branches, the internet, digital devices and over the phone, as well as through intermediaries.

Credit risk management

In this section, we explain how we manage credit risk, including how we mitigate it.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and higher risk loans. Our main portfolios are:

Residential mortgages – This is our largest portfolio. We lend to customers of good credit quality (also known as prime lending). Most of our mortgages are for owner-occupied homes. We also have some buy-to-let mortgages where we focus on non-professional landlords with small portfolios.

Vehicle consumer finance – This includes cars, vans, motorbikes and caravans – so long as they are privately bought.

Other unsecured lending – This includes overdrafts, personal loans, credit cards and business banking.

RETAIL BANKING – CREDIT RISK MANAGEMENT

Our customers are mainly individuals and small businesses. We have a high volume of transactions, each of which is for a relatively small amount of money. In addition, many of our transactions and customers share similar credit characteristics, like their credit score or LTV. As a result, we manage our overall credit risk by looking at portfolios or groups of customers who share similar credit characteristics. Where we take this approach, we call them ‘standardised’ customers.

Exactly how we group customers into segments depends on the portfolio and the stage of the credit lifecycle. For example, we may segment customers at origination by their credit score. For accounts in arrears, we may segment them by how fast they improve or worsen. We regularly review each segment compared with our expectations for its performance, budget or limit.

Risk strategy and planning

For more on how we set our risk strategy and plans for Retail Banking, see the ‘Santander UK group-level – credit risk management’ section.

Assessment and origination

Managing credit risk begins with lending responsibly. That means only lending to customers who:

–	Can afford to pay us back, even if interest rates rise or their financial position worsens
–	Are committed to paying us back.

We do this mainly by looking at affordability and the customer’s credit profile:

Affordability

We strive to confirm that the customer will be able to make all the repayments on the loan over its full term. As part of this, we assess the risk that they will not pay us back. We do this by a series of initial affordability and credit risk assessments. If the loan is secured, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. As most unsecured products have fixed interest rates, affordability reviews for these products do not consider the impact of increases in interest rates.

We regularly review the way we calculate affordability, and refine it when we need to. This can be due to changes in regulations, the economy or our risk profile.

Credit profile

We	look at each customer’s credit profile and signs of how reliable they are at repaying credit. We use the data they gave us when they applied, and:
–	Credit policy: these are our rules and guidelines. We review them regularly to make sure our decisions are consistent and fair, and align to the risk profile we want. For secured lending, we look at the property and the LTV as well as the borrower
–	Credit scores: these are based on statistics about the factors that make people fail to pay off debt. We use these to build models of what is likely to happen in the future. These models give a credit score to the customer or the loan they want, to show how likely it is to be repaid. We regularly review these models
–	Credit reference agencies: data from credit reference agencies about how the borrower has handled credit in the past
–	Other Santander accounts: we look at how the customer is using their other accounts with us.

62  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

How we make the decision

Many of our decisions are automated as our risk systems contain data about affordability and credit history. We tailor the process and emphasis on the factors above for individual products, based on their relevance. More complex transactions often need greater manual assessment. This means we have to rely more on our credit underwriters’ skill and experience in making the decision. This is particularly true for secured lending, where we might need to do more checks on the customer’s income, or get a property valuation from an approved surveyor, for example.

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description

Residential mortgages

Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, we get an approved surveyor to value the property. We have our own guidelines for valuations, which build on guidance from the Royal Institution of Chartered Surveyors (RICS). For re-mortgages and some loans where the LTV is 75% or less, we might use an automated valuation instead.

Unsecured lending	Most of our other portfolios are unsecured. This means there is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.

Vehicle consumer finance

Collateral is in the form of legal ownership of the vehicle for most vehicle consumer finance loans, with the customer being the registered keeper. Only a very small proportion of the vehicle consumer finance business is underwritten as a personal loan. In these cases there is no collateral or security tied to the loan. We use a leading vehicle valuation company, to assess the LTV at the proposal stage.

Monitoring

Our risk assessment does not end once we have made the decision to lend. We monitor credit risk across the credit lifecycle, mostly using IT systems. There are three main parts:

–	Behaviour scoring: we use statistical models that help to predict whether the customer will have problems repaying, based on data about how they use their accounts. Our models also use data from credit reference agencies
–	Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models. We also buy services like proprietary scorecards or account alerts, which tell us as soon as the customer does something that concerns us (such as missing a payment to another bank)
–	Other Santander accounts: every month, we also look at how the customer is using their other accounts with us, so we can identify problems early.

The way we use this monitoring to manage risk varies by product. For revolving credit facilities like credit cards and overdrafts, it might lead us to raise or lower credit limits. Our monitoring can also mean we change our minds about whether a product is still right for a customer and influence whether we approve an application for re-financing. In these ways we can balance our customers’ needs and their ability to manage credit.

For secured lending, our monitoring also needs to take account of changes in property prices. We use an independent agency to estimate the property’s current value every three months. They use statistical models based on recent sales prices and valuations in that local area. A lack of data can mean our confidence in the model’s valuation drops below a certain minimum, and in that case we use the House Price Index (HPI) instead.

If we find evidence that a customer is in financial difficulties, we might also talk to them about arrears management or forbearance, which we explain in more detail below.

Arrears management

We have several strategies for managing arrears, and we start using them as soon as possible. This can be before the customer has defaulted, and often as early as the day after a missed payment. We try to understand the problems a customer is having, so we can offer them the right help to bring their account up to date as soon as possible.

The strategy we use depends on the risk and the customer’s circumstances. We provide a range of tools to assist customers in reaching an affordable and acceptable solution. That could mean visiting the customer, debt counselling, or paying off the debt using money from their other accounts with us (where we have the right to do so).

Forbearance

If a customer is having financial difficulty, we always try to come to an arrangement with them before they actually default. Their problems might be the result of something like losing their job, falling ill, a relationship breaking down, or the death of someone close to them.

Forbearance is mainly for mortgages and unsecured loans. We very rarely offer it for vehicle consumer finance.

Annual Report 2015

Risk review

We may offer the following types of forbearance. We only do this if our assessments indicate the customer can meet the revised payments:

Action	Description

Capitalisation

We offer two main types, which are often combined with term extensions and interest-only concessions:

–    If the customer cannot afford to increase their monthly payment enough to pay off their arrears in a reasonable time, but has been making their monthly payments (usually for at least six months), then we can add the arrears to the mortgage balance.

–    We can also add to the mortgage balance at the time of forbearance unpaid property charges which are due to a landlord and which we pay on behalf of the customer to avoid the lease being forfeited.

Term extension

We can extend the term of the loan, making each monthly payment smaller. At a minimum, we expect the customer to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term. We may offer this option if the customer is up-to-date with their payments, but showing signs of financial difficulties. For mortgages, the customer must also meet our policies for maximum loan term and age when they finish repaying (usually no more than 75).

Interest-only

In the past, if it was not possible or affordable for a customer to have a term extension, we may have agreed to let them pay only the interest on the loan for a short time – usually less than a year. We only agreed to this where we believed their financial problems were temporary and they were likely to recover. Since March 2015 we no longer provide this option as a concession. Instead, interest-only has only been offered as a short-term standard collections arrangement. We now record any related shortfall in monthly payments as arrears and report them to the credit reference agencies. As a result, we no longer classify new interest-only arrangements agreed since March 2015 as forbearance. We continue to manage and report all interest-only arrangements offered before this date as forbearance.

Reduced payment arrangements	We can suspend overdraft fees and charges while the customer keeps to a plan to reduce their overdraft each month.

When we agree to any of these solutions with a customer, we report the account as forborne. We also review our loan loss allowances for them. Some of these accounts stay in our performing portfolio but we report them separately from other performing accounts as forborne. We classify a loan as forborne until it is fully repaid.

If an account is performing when we agree forbearance, we automatically classify it as forborne. We only classify it as NPL once it meets our standard criteria for NPL. If an account is in NPL when we agree forbearance, we keep it in the NPL category until the customer repays all the arrears, including those that existed before forbearance started.

We assess and review our loan loss allowances regularly and have them independently reviewed. We look at a number of factors, including the:

–	Cash flow available to service debt
–	Value of collateral (mostly mortgages). We use an agency to do this. They use models to estimate property values with data from recent property sales and valuations in that local area.

Other changes in contract terms

Apart from forbearance, we have sometimes changed the terms of a contract to improve our relationship with a customer. These customers showed no signs of financial difficulties, so we do not classify the contract changes as forbearance, and most of the loans were paid back without any problems.

We do not classify insolvency solutions for credit card customers as forbearance. This is because they are set by regulations and codes of practice, rather than as a result of our policy.

Debt recovery

When a customer cannot or will not keep to an agreement for paying off their arrears, we turn to the law and begin litigation and recovery. We only do this after we have made every reasonable effort to get the account back in order. To recover what we are owed, we may use a debt collection agency, sell the debt to another company, or take the customer to court.

For secured retail loans (mostly mortgages), we sometimes delay bringing in the lawyers or put legal action on hold. That can happen if the customer shows evidence that they will be able to pay off the mortgage or pay back the arrears, or if they are regularly making at least their normal monthly payment. We only repossess as a last resort.

We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations on each property, as well as the estimated cost of selling it. These form the basis of our impairment loss allowance calculations.

Risk measurement and control

Retail Banking involves managing large numbers of accounts, so it produces a huge amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit lifecycle. We use:

–	Risk strategy and planning: econometric models
–	Assessment and origination: application scorecards, and attrition, pricing, impairment and capital models
–	Monitoring: behavioural scorecards and profitability models
–	Arrears management: models to estimate the proportion of cases that will result in possession (known as roll rates)
–	Debt recovery: recovery models.

64  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

RETAIL BANKING – CREDIT RISK REVIEW

RESIDENTIAL MORTGAGES

We offer mortgages to people who want to buy a house, and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK (except for a small amount of lending in the Isle of Man).

Lending

We analyse mortgage movements in 2015 in the table below. In this table:

–	Gross lending includes new business, further advances and any flexible mortgage drawdown against available limits
–	Redemptions and paydowns refer to customer payments, over-payments, clearing mortgage balances or re-financing away from us
–	The data does not include accrued interest and we have presented it before deducting impairment loss allowances.

£m
At 1 January 2015(1)	150,057
New business	25,228
Further advances/Flexi drawdowns	1,255
Redemptions/paydowns	(23,721)
At 31 December 2015(1)	152,819

(1)	All mortgage balances are in the UK and continue accruing interest. Balances include interest we have charged to the customer’s account, but do not include interest they have accrued that we have not charged to their account yet.

In 2015, there were also £18.0bn (2014: £14.4bn) of internal transfers where we kept existing customers with maturing products on new mortgages.

Mortgage provision models

Mortgages are our largest product, so we pay particular attention to how we calculate the provision we need for them. Our provision models are statistically-derived collective models, except for fraud and properties in possession, which we provide for individually. We have two main models – a credit model and a maturity risk model (for interest-only mortgages).

In 2015, we enhanced our credit model to:

–  Increase its granularity for mortgages with an LTV over 100%

–  Refine its treatment of poorly performing cases

–  Update the segmentation used to estimate loss propensities

–  Change the use of loss per case and loss factor to a loss ratio, which takes account of the exposure of each account. This estimates the percentage of balances that will be lost on possession using our observed loss experience.

As a result of our enhancements to our credit model, we reduced the number and scale of model overlays applied to our previous model. In view of the increase in house prices in 2015 and improvement in other economic drivers of impairment, we also reviewed our approach to continue to ensure the segments in the model have similar credit characteristics.

This ensured that our provisions remain allocated appropriately to different parts of the portfolio.

We also updated our maturity risk model to reflect long-run average house price trends. The model now recognises the possibility of loss for all estimated LTVs at maturity, not just those above 75% as in the past.

We ran the new models in parallel in the second half of the year and compared the results with the provisions estimated from the prior models and our model overlays. This showed there was no significant change to our mortgage provision under the new models compared to the adjusted old models. The new models were subject to our model governance framework and approved by the Board Audit Committee in November 2015.

Annual Report 2015

Risk review

Borrower profile

In these charts, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Re-mortgagers’ are external customers who are re-mortgaging with us. We have not included internal re-mortgages, further advances and any flexible mortgage drawdowns in the new business figures.

2015 compared to 2014 (unaudited)

The mortgage borrower mix was broadly unchanged in 2015, with the majority of total stock home movers and remortgagers, at 45% and 33%, respectively, at 31 December 2015 (2014: 43% and 35%, respectively). First-time buyers represented 19% (2014: 20%) of total stock and 3% (2014: 2%) was buy-to-let. This was driven by an underlying stability in target market segments, product pricing and distribution strategy.

Buy-to-let new business increased from 5% to 9% at 31 December 2015, in line with our business objectives to support additional lending for this sector. We have a particular focus on non-professional landlords as this segment is more closely aligned with residential mortgages, and also accounts for the majority of the buy-to-let market. In 2015, we completed 12,700 buy-to-let mortgages at an average LTV of 70%.

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	2015		2014
	£m	%	£m	%
Fixed rate	82,570	54	70,720	47
Variable rate	34,402	23	35,476	24
Standard Variable Rate (SVR)	35,847	23	43,861	29
	152,819	100	150,057	100

2015 compared to 2014 (unaudited)

In 2015, the proportion of SVR loan balances and variable rate mortgages both decreased to 23% (2014: 29% and 24% respectively) and fixed rate mortgages increased to 54% (2014: 47%). This was driven by new business flows and consumer sentiment about expected future interest rate movements as well as the availability of competitively-priced fixed rate products.

66  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Geographical distribution

The new business data in these tables is new business starting in each of the years we show. The Council of Mortgage Lenders (CML) new business data for 2015 covers the nine months ended 30 September 2015 because that was the only data available for 2015 when we went to print. The percentages are calculated on a value weighted basis.

UK region	2015			2014
	Santander UK		CML (unaudited)	Santander UK		CML (unaudited)
	Stock	New business	New business	Stock	New business	New business
	%	%	%	%	%	%
East Anglia	3	3	4	3	3	3
London	23	28	21	22	26	22
Midlands	10	10	12	11	10	12
North and North West	10	8	10	11	8	10
Northern Ireland	3	1	1	3	1	1
Scotland	5	4	7	5	4	7
South East excluding London	30	32	27	29	32	29
South West and Wales	11	10	12	11	11	11
Yorkshire and Humberside	5	4	6	5	5	5
	100	100	100	100	100	100

2015 compared to 2014 (unaudited)

At 31 December 2015, the lending profile of the portfolio represented a diverse geographical footprint across the UK, while continuing to reflect a concentration around London and the South East.

Larger loans

The mortgage asset stock of larger loans was:

Stock	South East including London		UK
Individual mortgage loan size	2015 £m	2014 £m	2015 £m	2014 £m
Less than £0.25m	50,325	51,712	114,555	117,269
£0.25m–£0.5m	21,848	18,929	29,060	25,617
£0.5m–£1m	6,828	5,271	7,922	6,213
£1m–£2m	1,060	768	1,123	827
> £2m	155	124	159	131

Average loan size for new business

The average loan size for new business in 2015 and 2014 was:

UK region	2015 £000	2014 £000
South East including London	248	229
Rest of the UK	136	125
UK as a whole	186	169

2015 compared to 2014 (unaudited)

In 2015, the average loan size for new business increased in line with the overall rise in house prices, to £186,000 for the UK overall, £248,000 for the South East including London and £136,000 for the rest of the UK. The average loan-to-income multiple of our new business mortgage lending in 2015 was 3.10 (2014: 3.11).

Annual Report 2015

Risk review

Loan-to-value analysis

This table shows the LTV distribution for mortgage asset stock, NPL stock and new business. We have included fees added to the loan in the calculation. And if the product is on flexible terms, the calculation only includes the drawn loan amount, not undrawn limits.

LTV	2015			2014
		of which:			of which:
	Stock %	NPL stock %	New business %	Stock %	NPL stock %	New business %
up to 50%	40	33	16	36	25	17
>50–75%	42	36	41	44	36	43
>75–80%	6	6	16	6	7	14
>80–85%	4	5	11	5	6	9
>85–90%	3	4	12	3	6	12
>90–95%	2	3	4	2	4	5
>95–100%	1	3	–	1	4	–
>100% i.e. negative equity	2	10	–	3	12	–
	100	100	100	100	100	100
Collateral value of residential properties(1)(2)	£152,432m	£2,190m	£25,228m	£149,561m	£2,342m	£25,078m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	45	50	65	47	55	65
Value weighted average(4) LTV (indexed)	41	44	60	43	50	60

(1)	Includes collateral against loans in negative equity of £2,285m at 31 December 2015 (2014: £3,073m).
(2)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of overcollateralisation (where the collateral has a higher value than the loan balance).
(3)	Unweighted average of LTV of all accounts.
(4)	Total of all loan values divided by the total of all valuations.

2015 compared to 2014 (unaudited)

In 2015, we maintained our prudent lending criteria, with an average LTV of 65% on new lending (2014: 65%). Our lending with an LTV of over 85% was 16% of the new business flow (2014: 17%).

At 31 December 2015, our stock LTV was broadly unchanged at 45% (2014: 47%). It continued to perform well, supported by house price increases and the improving economic environment which helped capital repayments by borrowers.

In September 2015, we withdrew from the UK Government’s Help to Buy scheme but we continue to offer mortgages with an LTV of over 90% under the same terms, due to the good performance of Help to Buy mortgages and reflecting the healthy market for customers with smaller deposits.

At 31 December 2015, the loans in negative equity that were effectively uncollateralised (before taking account of loan loss allowances) reduced to £387m (2014: £496m).

Credit performance

	2015 £m	2014 £m
Mortgage loans and advances to customers(1)	152,819	150,057
Performing(2)(4)	148,963	145,598
Early arrears:(4)	1,604	1,941
– 31 to 60 days	979	1,185
– 61 to 90 days	625	756
NPLs: (3)(4)	2,252	2,459
– By arrears	1,826	2,133
– By bankruptcy	34	44
– By maturity default	263	210
– By forbearance	83	72
– By PIPs(3)	46	–
PIPs(3) not classified as NPL	–	59

(1)	Include Social Housing loans and finance leases.
(2)	Excludes mortgages where the customer did not pay for between 31 and 90 days, bankruptcy, maturity default and forbearance NPL. Includes £3,486m of mortgages (2014: £4,208m) where the customer did not pay for 30 days or less.
(3)	Mortgages are classified as NPL in line with the definitions in the ‘Credit risk management’ section.
(4)	All mortgages are in the UK and continue accruing interest. The balances include interest we have charged to the customer’s account, but don’t include any interest they have accrued but we have not charged to their account yet.

68  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Non-performing loans and advances(1)(2)

An analysis of mortgage NPLs is presented below.

	2015 £m	2014 £m
Mortgage loans and advances to customers of which:(2)(3)	152,819	150,057
Early arrears	1,604	1,941
NPLs	2,252	2,459
Impairment loan loss allowances	424	579

	%	%
Early arrears ratio(4)	1.05	1.29
NPLs ratio(5)	1.47	1.64
Coverage ratio(6)	19	24

(1)	Mortgages are classified as NPL in line with the definitions in the ‘Credit risk management’ section.
(2)	Include Social Housing loans and finance leases.
(3)	All mortgages are in the UK and continue accruing interest. The balances include interest we have charged to the customer’s account, but do not include any interest they have accrued but we have not charged to their account yet.
(4)	Mortgages in early arrears as a percentage of mortgages.
(5)	Mortgage NPLs as a percentage of mortgages.
(6)	Impairment loss allowances as a percentage of NPLs.

We analyse NPL movements in 2015 in the chart below. ‘Entries’ are loans which we have classified as NPL in the year and ‘Policy entries’ are due to definition changes. ‘PIP sales’ are loans that have been legally discharged when we have sold the property, and include any written-off portion. ‘Exits’ are loans that have been repaid (in full or in part) and loans that have returned to performing status. Forbearance activity does not change the NPL status.

2015 compared to 2014 (unaudited)

In 2015, mortgage NPLs decreased to £2,252m at 31 December 2015 (2014: £2,459m) and the NPL ratio decreased to 1.47% (2014: 1.64%), including Properties in Possession (PIPs). Exits exceeded entries by £176m due to improving delinquency trends, reflecting portfolio vintage composition and associated credit quality. Impairment releases, and the decreases in the NPL and coverage ratios, reflected the continued good performance of the portfolio supported by low interest rates, rising house prices and the supportive economic environment. Policy entries of £57m mainly reflected us including PIPs in NPLs. Prior years have not been restated.

Annual Report 2015

Risk review

Forbearance

Forbearance started in the year(1)(2)

The balances that entered forbearance in 2015 and 2014 were:

	2015		2014
	£m	%	£m	%
Capitalisation	287	61	254	47
Term extensions	167	35	175	33
Interest-only	19	4	105	20
	473	100	534	100

(1)	We have included mortgages in the year they were forborne.
(2)	The figures reflect the forbearance activity in the year, regardless of whether there was any forbearance on the accounts before.

Forbearance total position

a) Performance when they entered forbearance

The balances at 31 December 2015 and 2014, analysed by their payment status when they entered forbearance and the forbearance we applied, were:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m
2015(1)
Forbearance of NPL	393	99	264	756
Forbearance of Non-NPL	1,297	735	880	2,912
	1,690	834	1,144	3,668

2014(1)
Forbearance of NPL	331	95	297	723
Forbearance of Non-NPL	1,334	806	1,004	3,144
	1,665	901	1,301	3,867

(1)	We base forbearance type on the first forbearance on the accounts. Tables only show accounts that were open at the year-end.

b) Performance at the year-end

The balances at 31 December 2015 and 2014 analysed by their payment status at the year-end and the forbearance we applied were:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m	Impairment allowance £m
2015(1)
In arrears	412	123	305	840	34
Performing	1,278	711	839	2,828	27
	1,690	834	1,144	3,668	61
Proportion of portfolio	1.1%	0.5%	0.7%	2.4%	–

2014(1)
In arrears	425	144	390	959	59
Performing	1,240	757	911	2,908	55
	1,665	901	1,301	3,867	114
Proportion of portfolio	1.1%	0.6%	0.9%	2.6%	–

(1)	We base forbearance type on the first forbearance on the accounts. Tables only show accounts that were open at the year-end.

70  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

2015 compared to 2014 (unaudited)

The forbearance started in 2015 was lower than in 2014. We also changed our forbearance policy in March 2015, so we no longer offer interest-only concessions to customers in financial difficulties. Instead, we offer reduced repayment arrangements for a time. Their account stays on capital and interest terms and any shortfall in capital repayment is added to the arrears.

At 31 December 2015, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments increased slightly to 85% (2014: 83%). Accounts in forbearance that were performing decreased to £2.8bn or 77% by value (2014: £2.9bn or 75% by value). The weighted average LTV of all accounts in forbearance was 35% (2014: 38%) compared to the weighted average portfolio LTV of 41% (2014: 43%).

At 31 December 2015, impairment loss allowances as a percentage of the overall mortgage portfolio were 0.28% (2014: 0.39%). The equivalent ratio for performing accounts in forbearance was 0.95% (2014: 1.89%), and for accounts in arrears in forbearance was 4.07% (2014: 6.15%). The higher ratios for accounts in forbearance reflect the higher levels of impairment loss allowances we hold on these accounts. This reflects the higher risk on them.

At 31 December 2015, the carrying value of mortgages classified as multiple forbearance increased to £98m (2014: £89m).

Other changes in contract terms

At 31 December 2015, there were £5.7bn (2014: £6.3bn) of other mortgages on the balance sheet that we had modified since January 2008. We agreed these modifications in order to keep a good relationship with the customer. The customers were not showing any signs of financial difficulty at the time, so we don’t classify these changes as forbearance.

We keep the performance and profile of the accounts under review. At 31 December 2015:

–	The average LTV was 39% (2014: 43%) and 94% (2014: 93%) of accounts had made their last six months’ contractual payments
–	The proportion of accounts that were 90 days or more in arrears was 1.60% (2014: 1.61%).

Annual Report 2015

Risk review

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description

Interest-only loans and part interest-only, part repayment loans

With an interest-only mortgage, the customer pays the interest every month but does not repay the money borrowed (the principal) until the end of the mortgage. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage. Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part.

Since 2009, we have reduced the risk from new interest-only mortgages by lowering the maximum LTV (it has been 50% since 2012). When a customer plans to repay their mortgage by selling the property, we now only allow that if they own more than a set proportion of the equity.

Customers with interest-only mortgages have to make arrangements to repay the principal at the end of the mortgage. We have a strategy to make sure that we tell these customers that they have to do this. We send them messages with their annual mortgage statements, and we run contact campaigns to encourage them to tell us how they plan to repay. We have done this for all customers whose mortgages mature before 2020, and plan to extend these campaigns to those with later maturities.

If customers know they will not be able to repay their mortgage in full when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in the customer’s interests (and they can afford it), we look at other ways of managing it. That can mean turning the mortgage into a standard repayment one, and extending it. Or, if the customer is waiting for their means of repaying it (an investment plan or bonds, for example) to mature, it can just mean extending it. We only turn to legal action as a last resort.

Flexible loans

Flexible mortgages allow customers to pay more or less than their usual amount each month, or even to take ‘payment holidays’ when they pay nothing at all. Customers do not have to take (or draw down) the whole loan all at once – so if they took out a mortgage big enough to allow them to build a home extension after three years, they do not have to start paying interest on that extra money until they are ready to spend it. There are conditions on when and how much customers can draw down:

–    There are often limits on how much can be drawn down in any month

–    The customer cannot be in payment arrears

–    The customer cannot have insolvency problems, such as a county court judgement, bankruptcy, an individual voluntary arrangement, an administration order or a debt relief order.

A customer can ask us to increase their credit limit (the total amount they are allowed to borrow on their mortgage), but that means we will go through our full standard credit approval process. We can also lower the customer’s credit limit at any time, so it never goes above 90% of the property’s current market value.

Flexible loan products are no longer offered for new mortgages.

Loans with an LTV >100%

Where the mortgage balance is more than the house is now worth, we cannot recover the full value of the loan by repossessing and selling the house. This means there is a higher credit risk on these loans. In some cases, house prices have fallen, so mortgages we gave in the past with lower LTVs now have LTVs over 100%. Before 2009, we sometimes allowed customers to borrow more than the price of the house.

Buy-to-let loans

We have a relatively small share of the Buy-to-let market, but we believe we have an opportunity to grow our presence in a controlled manner. We focus on amateur landlords, as this segment is more closely aligned with residential mortgages and covers most of the Buy-to-let market. Our policy is that Buy-to-let mortgages should finance themselves, with the rent covering the mortgage payments and other costs. Even so, there is always the risk that income from the property may not cover the costs – if the landlord cannot find tenants for a while, for example.

In 2015, we refined our Buy-to-let proposition to appeal to a wider catchment, and we are improving our systems to cater for this segment. We continue to adhere to prudent lending criteria, and have specific policies for Buy-to-let. We will lend on up to five buy-to-let properties, to a maximum 75% LTV. The first applicant must earn a minimum basic income of at least £25,000 per year, and we require evidence of income in all cases.

We also use a Buy-to-let affordability rate as part of our assessment about whether or not to lend. This means that the rental income must be at least 125% of the monthly mortgage interest payments when calculated using a stressed interest rate.

The arrears performance of these mortgages has continued to be relatively stable with arrears and loss rates remaining low.

72  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Higher risk loans – borrower profile(1)

	2015		2014
	Stock £m	New business £m	Stock £m	New business £m
Full interest-only loans	44,050	4,178	45,952	3,197
Part interest-only, part repayment loans(2)	15,299	1,996	15,602	2,580
Flexi loans	13,951	508	15,203	756
Other flexible loans(3)	5,156	–	6,177	–
Loans with LTV >100%	2,672	–	3,569	–
Buy-to-let	4,956	2,393	3,138	1,270
Interest-only and LTV >100%	1,980	1	2,592	–

(1)	Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)	Mortgage balance includes both the interest-only part of £10,918m (2014: £10,915m) and the non-interest-only part of the loan.
(3)	Legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.

2015 compared to 2014 (unaudited)

In 2015, the value and proportion of interest-only loans together with part interest-only, part repayment loans reduced, reflecting our strategy to manage down the overall exposure to this lending profile.

Buy-to-let lending in 2015 increased to 9% (2014: 5%) of new business as described in the ‘Borrower profile’ section.

From a mortgage asset stock perspective, loans with a current LTV greater than 100% in 2015 decreased to 2% (2014: 3%) driven by rising house prices.

Higher risk loans – credit performance

		Segment of particular interest(1)
	Total £m	Interest-only £m	Part interest-only part repayment £m	Flexible(2) £m	LTV > 100% £m	Buy-to-let £m	Other portfolio £m	(3)
2015
Mortgage portfolio	152,819	44,050	15,299	19,107	2,672	4,956	84,786
Performing	148,963	42,280	14,742	18,711	2,358	4,929	83,537
Early arrears:
– 31 to 60 days	979	441	143	81	48	7	382
– 61 to 90 days	625	289	87	52	38	5	238
NPLs	2,252	1,040	327	263	228	15	629
NPL ratio	1.47%	2.36%	2.14%	1.38%	8.53%	0.30%	0.74%
Properties In possession	46	23	9	6	22	1	9

2014
Mortgage portfolio	150,057	45,952	15,602	21,380	3,569	3,138	78,582
Performing	145,598	43,909	14,930	20,966	3,135	3,105	77,152
Early arrears:
– 31 to 60 days	1,185	528	171	85	76	12	459
– 61 to 90 days	756	354	118	63	51	3	282
NPLs	2,459	1,134	372	262	285	18	675
NPL ratio	1.64%	2.47%	2.38%	1.23%	7.99%	0.57%	0.86%
Properties In possession	59	27	11	4	22	–	14

(1)	Where a loan exhibits more than one segment of particular interest, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio will not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(3)	Includes other loans that are not in any segment of particular interest.

Annual Report 2015

Risk review

Full interest-only maturity profile

	Term expired £m	Within 2 years £m	Between 2-5 years £m	Between 5-15 years £m	Greater than 15 years £m	Total £m
2015
Full interest-only portfolio	429	1,840	3,464	20,601	17,716	44,050
of which value weighted average LTV (indexed) is greater than 75%	30	264	382	3,137	3,714	7,527

2014
Full interest-only portfolio	337	1,631	3,785	20,225	19,974	45,952
of which value weighted average LTV (indexed) is greater than 75%	46	170	570	3,871	5,689	10,346

Part interest-only, part repayment maturity profile
	Term expired £m	Within 2 years £m	Between 2-5 years £m	Between 5-15 years £m	Greater than 15 years £m	Total £m
2015
Part interest-only, part repayment portfolio	5	230	726	6,231	8,107	15,299
of which value weighted average LTV (indexed) is greater than 75%	–	9	30	642	1,301	1,982

2014
Part interest-only, part repayment portfolio	4	235	745	6,199	8,419	15,602
of which value weighted average LTV (indexed) is greater than 75%	1	6	36	758	1,914	2,715

2015 compared to 2014 (unaudited)

At 31 December 2015, interest-only loans, part interest-only, part repayment loans, and loans with an LTV >100% had a higher than average NPL ratio. However, the NPL ratios for these portfolios improved in 2015 in line with wider portfolio trends.

For full interest-only mortgages, of the £675m that matured in 2015:

–	£353m was subsequently repaid
–	none was refinanced under normal credit terms
–	£45m was refinanced under forbearance arrangements
–	£277m remained unpaid and was classified as term expired at 31 December 2015.

Of the total £429m that was term expired at 31 December 2015, 91% continued to pay the interest due under the expired contract terms.

For part interest-only, part repayment mortgages, of the £55m that matured in 2015:

–	£46m was subsequently repaid
–	£6m was refinanced under forbearance arrangements
–	£3m remained unpaid and was classified as term expired at 31 December 2015.

Flexible mortgages let customers draw down extra funds at any time – up to a predefined limit. This means customers can change their monthly payments, or take payment holidays. These drawdowns are subject to the conditions that are outlined above. We also analyse the flexible loans portfolio to identify customers who might be using these facilities to self-forbear (such as regularly drawing down small amounts). If there is any sign that the credit risk has significantly increased, we reflect this in our provision calculations.

At 31 December 2015, there were 113,232 (2014: 122,354) flexible mortgage customers, with undrawn facilities of £6,608m (2014: £6,633m) and a utilisation rate of 68% (2014: 70%). The portfolio’s value weighted LTV (indexed) was 32% (2014: 35%).

In 2015, good market conditions meant that our stock of PIPs decreased.

74  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Higher risk loans – forbearance(1)(2)(3)(4)

The main types of forbearance arrangements which started in 2015 and 2014 were:

	Interest-only	(4)	Flexible	LTV >100%	Buy-to-let
2015
Total value	£290m		£60m	–	£8m
Proportion of portfolio(5)	61%		13%	–	2%

2014
Total value	£298m		£59m	–	£3m
Proportion of portfolio(5)	56%		11%	–	1%

(1)	Mortgages are included within the year that they were forborne.
(2)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.
(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(4)	Comprises full interest-only loans and part interest-only, part repayment loans.
(5)	Portfolio of total forbearance arrangements which commenced during the year.

2015 compared to 2014 (unaudited)

The average monthly value of higher risk loans starting forbearance in 2015 was broadly stable.

Annual Report 2015

Risk review

VEHICLE CONSUMER AND OTHER UNSECURED FINANCE

We provide vehicle consumer and other unsecured finance for personal and business banking customers. This includes personal loans, credit cards, business banking and bank account overdrafts.

Lending

We analyse movements in 2015 and 2014 in the tables below.

		Other unsecured
	Vehicle consumer finance £m	Personal loans £m	Credit cards £m	Business banking £m	Overdrafts £m	Total £m
2015
At 1 January	3,303	2,208	2,247	155	544	8,457
Net lending in the year(1)	526	(7)	587	(5)	(8)	1,093
Acquisitions	2,461	–	–	–	–	2,461
At 31 December	6,290	2,201	2,834	150	536	12,011

2014
At 1 January	3,145	2,016	1,679	151	543	7,534
Net lending in the year(1)	158	192	568	4	1	923
At 31 December	3,303	2,208	2,247	155	544	8,457

(1)	Includes vehicle consumer finance gross lending of £2,958m in 2015 (2014: £1,609m).

Credit performance

		Other unsecured
	Vehicle consumer finance £m	Personal loans £m	Credit cards £m	Business banking £m	Overdrafts £m	Total £m
2015
Loans and advances	6,290	2,201	2,834	150	536	12,011
Performing	6,217	2,157	2,771	138	483	11,766
In early arrears	45	27	23	4	25	124
NPLs(1)(2)	28	17	40	8	28	121
Impairment loss allowance	136	60	86	14	42	338

NPL ratio(2)						1.01%
Coverage ratio(3)						279%

2014
Loans and advances	3,303	2,208	2,247	155	544	8,457
Performing	3,259	2,151	2,185	141	480	8,216
In early arrears	29	34	25	5	34	127
NPLs(1)(2)	15	23	37	9	30	114
Impairment loss allowance	93	76	73	14	46	302

NPL ratio(2)						1.35%
Coverage ratio(3)						265%

(1)	Banking and consumer credit lending is classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(2)	NPLs as a % of total loans and advances.
(3)	Total impairment loan loss allowances as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

2015 compared to 2014 (unaudited)

Total lending increased by £3,554m or 42% in 2015, mainly driven by the start of the PSA cooperation in February 2015. Other unsecured lending balances, which include personal loans, credit cards, business banking and overdrafts, increased 11% in line with the 1I2I3 World loyalty strategy.

In 2015, NPLs increased by £7m or 6% to £121m (2014: £114m) but the NPL ratio decreased by 34 basis points to 1.01% (2014: 1.35%). The decrease in the NPL ratio was due to asset growth, mainly through the PSA cooperation.

76  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

  Credit risk – Commercial Banking

Overview

We offer loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.

Credit risk management

In this section, we explain how we manage credit risk, including how we mitigate it.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and higher risk loans. Our main portfolios are:

Mid-Corporate and SME – banking, lending and treasury services principally to enterprises with an annual turnover up to £500m.

Commercial Real Estate – commercial mortgages and treasury services for retail, office, and industrial projects for all phases of development, from land acquisition through construction.

Social Housing – lending and treasury services for UK Housing Associations who own portfolios of residential real estate that is rented out.

COMMERCIAL BANKING – CREDIT RISK MANAGEMENT

We classify most of our customers as non-standardised. Their transactions are for larger amounts of money, and have more diverse credit characteristics. We also have SME customers, a high volume portfolio with smaller individual exposures, that we mainly classify as standardised.

We described how we manage credit risk on standardised customers in the previous section ‘Credit risk – Retail Banking’. We take the same approach to managing credit risk on standardised customers in Commercial Banking, except we do not use scorecards and credit reference agencies.

In the rest of this section, we explain how we manage credit risk on non-standardised customers.

Risk strategy and planning

For details of how we set risk strategy and plans for Commercial Banking, see the ‘Santander UK group level – credit risk management’ section.

Assessment and origination

Managing credit risk begins with lending responsibly. That means only lending to customers who:

–	Can afford to pay us back, even if things get tighter for them
–	Are committed to paying us back.

We do this mainly by assigning each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and broader trends in the economy – backed up by the expert judgement of a risk analyst. We review our internal ratings at least every year.

We also assess the underlying risk of the transaction, taking into account any mitigating factors (see the table below) – and how it fits with our risk policies, limits and Risk Appetite, as set by the Board. We consider transactions in line with credit limits approved by the relevant credit authority. Our Executive Risk Committee is responsible for setting those limits, as well as reviewing and approving the highest value transactions.

Annual Report 2015

Risk review

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description

Mid-Corporate and SME

Includes both secured and unsecured lending. We can use covenants (financial or non-financial) to support a customer’s credit rating. For example, we can set limits on how much they can spend or borrow, or how they operate as a business. We take mortgage debentures as collateral. These are charges over a company’s assets. We also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against something tangible.

We base our lending decision on the customer’s trading cash flow. If they default, we generally do not take control of their assets except as a last resort. In this case, we might appoint an administrator.

We also lend against assets (like vehicles and equipment) and invoices for some of our customers. For assets, we value them before we lend. For invoices, we review the customer’s ledgers regularly and lend against debtors that meet agreed criteria. If the customer defaults, we repossess and sell their assets or call in their invoices.

Commercial Real Estate

We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the:

–    Condition, age and location of the property

–    Quality of the tenant

–    Terms and length of the lease

–    Experience and creditworthiness of the sponsors.

Before we agree the loan, we visit the property and get an independent professional valuation. This valuation assesses the property, the tenant and future demand (such as comparing the market rent to the current rent). Loan agreements typically allow us to get revaluations every 24 months after that, or more frequently if it is likely that the covenants may be breached. We also view the property each year.

Social Housing

We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral. We re-value this every three to five years (in line with industry practice), using the standard methods for property used for social housing. The value would be considerably higher if we based it on normal residential use. The value of the collateral is in all cases in excess of the loan balance. On average, the loan balance is 25% to 50% of the implied market value, using our LGD methodology. We have not had a default, loss or repossession on Social Housing.

Older Social Housing loans that do not fit our current business strategy are managed and reported in Corporate Centre.

Monitoring

We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We give our Executive Risk Committee a detailed analysis of our credit exposures and risk trends every month. We also report our larger exposures and risks to the Board Risk Committee every month.

Our Watchlist

For non-standardised customers, we also use a Watchlist to help us identify potential problem debt early. Just because a customer is on our Watchlist does not always mean they have defaulted. It just means that something has happened that may make them more likely to default in the future. There are several reasons we might put customers on this list. For example, if they suffer a downturn in trade, breach a covenant, lose a major contract, slip into early arrears, or their key management resign. Whatever the trigger, we review the case to assess the potential financial impact.

We classify Watchlist cases as:

–	Enhanced monitoring: for less urgent cases. If they are significant, we start to monitor them more often
–	Proactive management: for more urgent or serious cases. We may ask for more collateral, agree a lower credit limit, or seek repayment of the loan.

We assess cases on the Watchlist for impairment collectively, unless they are in the hands of our Restructuring & Recoveries team at which point we assess them individually. If a case becomes NPL, we take it off the Watchlist and assess it for impairment individually.

When a customer is put on the Watchlist, we usually revalue any collateral as part of working out what to do next. We also assess whether we need to set up an impairment loss allowance. This is based on the value of the collateral compared to the loan balance. We also take into account any forbearance we offer (which we describe later on). This includes whether any extra security or guarantees are available, the likelihood of more equity and the potential to enhance value through asset management. We rarely take control of the collateral, except as a last resort.

78  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Arrears management

We identify problem debt by close monitoring, supported by our Watchlist process. When there is a problem, our relationship managers are the first to act, supported by the relevant credit risk expert. If a case becomes more urgent or needs specialist attention, and if it becomes NPL, we transfer it to our Restructuring & Recoveries team.

We try to act before a customer actually defaults (to prevent it, if possible). The strategy we use depends on the type of customer, their circumstances and the level of risk. If all else fails or in extreme cases, we may decide to take legal action. We use rehabilitation tools to try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us. We do not want to lose good customers, and when we help them through difficult times they are more likely to stay with us when things improve.

We try to identify warning signs early by close monitoring of customers’ financial and trading data, checking to make sure they are not breaching any covenants, and by having regular dialogue with them. Once a month, we hold Watchlist meetings to agree a strategy for each portfolio. Our Restructuring & Recoveries team attend these meetings, and we may hand over cases to them that have become urgent or serious.

Forbearance

If a customer is having financial difficulty, we always try to come to an arrangement with them before they actually default. Their problems might be clear from the results of covenant testing, reviews of trading and other data they give us under the terms of their loan or as part of our ongoing conversations with them.

We may offer the following types of forbearance. We only do this if our assessments indicate the customer can meet the revised payments:

Action	Description

Term extension

We can extend the term of the loan, making each payment smaller. At a minimum, we expect the customer to be able to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term.

We may offer this option if the customer is up-to-date with their payments, but showing signs of financial difficulties. We may also offer this option where the loan is about to mature and near-term refinancing is not possible on market terms.

Interest-only

We can agree to let a customer pay only the interest on the loan for a short time – usually less than a year. We only agree to this if we believe their financial problems are temporary and they are going to recover.

After the interest-only period, we expect the customer to go back to making full payments of interest and capital once they are in a stronger financial position. We regularly look at the customer’s financial situation to see when they can afford to do that.

Other payment rescheduling (including capitalisation)

If a customer is having cash flow issues, we may agree to lower or stop their payments until they have had time to recover. We may:

–    Reschedule payments to better match the customers’ cash flow – for example if the business is seasonal

–    Provide a temporary increase in facilities to cover peak demand ahead of the customer’s trading improving.

We might do this by adding their arrears to their loan balance (we call this arrears capitalisation) or drawing from an overdraft.

We may also offer other types of forbearance, including providing new facilities, interest rate concessions, seasonal profiling and interest roll-up.

In rare cases, we agree to forgive or reduce part of the debt. For larger companies this could include debt-for-equity swaps, where we agree to exchange some of the debt for equity in the borrower. We only do this when their balance sheet is materially over-leveraged but we think the business can be turned around. We only tend to do this if the borrower raises new cash equity, puts in place a turnaround plan, and we believe that management can deliver their strategy.

The book value of the converted debt is written off and, to begin with, the value of the equity is held at zero. We reassess it regularly in line with the borrower’s performance.

When we agree to any of these solutions with a customer, we report the account as forborne. We also review our loan loss allowances for them. Many of these accounts stay in our performing portfolio but we report them separately from other performing accounts as forborne. We classify a loan as forborne until it is fully repaid.

If an account is performing when we agree forbearance, we usually classify it as sub-standard. Once we see clear evidence that the customer is consistently meeting their new terms and the risk profile has improved, we may reclassify the loan as fully performing. If an account is in NPL when we agree forbearance, we keep it in the NPL category. Once we see that the customer is consistently meeting the new terms (usually for at least three months), we reclassify the loan as performing.

We assess our loan loss allowances regularly and have them independently reviewed. We look at a number of factors, including the:

–	Cash flow available to service debt
–	Value of collateral, based on third-party professional valuations.

Annual Report 2015

Risk review

Other forms of debt management

We can also manage debt in other ways, depending on the facts of the specific case:

Action	Description

Waiving or changing covenants

If a borrower breaks a covenant, we can either waive it or change it, taking their latest and future financial position into account. We may also add a condition that they must use all their surplus cash (after operating costs) to pay down their debt to us.

Asking for more collateral or guarantees

If a borrower has unencumbered assets, we may accept them as new or extra collateral in return for better terms. We may also take a guarantee from other companies in the same group and/or major shareholders. We only do this where we believe the guarantor will be able to meet their commitment.

Asking for more equity

Where a borrower can no longer pay the interest on their debt, we may accept fresh equity capital from new or existing investors to change the capital structure in return for better terms on the existing debt.

Debt recovery

Consensual arrangements

Where we cannot find a solution like any of the ones we describe above, we may look for an exit. We do this by agreeing with the borrower to sell some of their assets on a voluntary basis before they become insolvent. We may also agree to give them time to refinance their debt with another lender.

Enforcement and recovery

Where we cannot find a way forward or reach a consensual arrangement, we may try to recover what we are owed through:

–	The insolvency process
–	Selling off any collateral
–	Selling the debt on the secondary market.

If there is a shortfall, we raise a loan loss allowance and write it off once the sale has gone through.

80  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

COMMERCIAL BANKING – CREDIT RISK REVIEW

In Commercial Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. As a result, committed exposures are typically higher than asset balances.

Commercial Banking – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
2015
9	14	–	970	984
8	116	1	892	1,009
7	335	659	257	1,251
6	2,440	5,555	50	8,045
5	4,396	3,486	–	7,882
4	4,214	574	–	4,788
1 to 3	536	215	–	751
Other(1)	292	56	–	348
	12,343	10,546	2,169	25,058

2014
9	109	1	378	488
8	402	288	611	1,301
7	489	579	234	1,302
6	1,883	4,670	60	6,613
5	3,653	3,695	–	7,348
4	3,735	517	–	4,252
1 to 3	571	222	–	793
Other(1)	353	86	–	439
	11,195	10,058	1,283	22,536

(1)	Consists of smaller exposures mainly in the commercial mortgages portfolio. We use scorecards for them, instead of a rating model.

Annual Report 2015

Risk review

Geographical distribution

We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets. If our clients have operations in many countries, we use their country of incorporation.

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
2015
UK	12,269	10,546	2,169	24,984
Peripheral eurozone	25	–	–	25
Rest of Europe	47	–	–	47
US	–	–	–	–
Rest of world	2	–	–	2
	12,343	10,546	2,169	25,058

2014
UK	11,110	10,058	1,283	22,451
Peripheral eurozone	17	–	–	17
Rest of Europe	42	–	–	42
US	–	–	–	–
Rest of world	26	–	–	26
	11,195	10,058	1,283	22,536

2015 compared to 2014 (unaudited)

Our lending to customers has grown consistently since 2008, and we continue to operate within our prudent Risk Appetite. At 31 December 2015, 99% (2014: 99%) of our portfolio was with UK counterparties.

In 2015, our committed exposures increased by £2.5bn or 11% to £25.1bn. Our Mid Corporate and SME exposures grew by 10% to £12.3bn in 2015, maintaining a positive momentum despite an increasingly competitive market that was contracting for much of the year. Our Commercial Real Estate portfolio increased by 5% to £10.5bn with new business levels more than offsetting repayments.

Our Social Housing portfolio increased by 69% to £2.2bn, driven by refinancing of longer-dated loans previously managed in Corporate Centre onto shorter maturities and on current market terms.

Commercial Banking – credit risk mitigation

At 31 December 2015, the collateral we held against impaired loans was 43% (2014: 50%) of the carrying amount of the impaired loan balances.

82  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Commercial Banking – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2015 and 2014:

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
2015
Total Committed Exposure of which:(1)	12,343	10,546	2,169	25,058
– Performing (Non-Watchlist)	10,617	10,083	2,162	22,862
– Watchlist: Enhanced Monitoring	969	150	7	1,126
– Watchlist: Proactive Management	341	123	–	464
– Non-performing exposure(2)	416	190	–	606
Total impaired exposure of which:	416	190	–	606
– Performing	–	–	–	–
– Non-performing(2)	416	190	–	606
Total Observed impairment loss allowances of which:	162	56	–	218
– Performing	–	–	–	–
– Non-performing(2)	162	56	–	218
IBNO(3)				42
Total impairment loss allowance				260

2014
Total Committed Exposure of which:(1)	11,195	10,058	1,283	22,536
– Performing (Non-Watchlist)	9,683	9,229	1,253	20,165
– Watchlist: Enhanced Monitoring	741	483	30	1,254
– Watchlist: Proactive Management	371	63	–	434
– Non-performing exposure(2)	400	283	–	683
Total impaired exposure of which:	411	283	–	694
– Performing	11	–	–	11
– Non-performing(2)	400	283	–	683
Total Observed impairment loss allowances of which:	158	99	–	257
– Performing	4	–	–	4
– Non-performing(2)	154	99	–	253
IBNO(3)				48
Total impairment loss allowance				305

(1)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring‘ section.
(2)	Non-performing exposure includes committed facilities and derivative exposures. So it can be bigger than the NPLs in the table on page 84 which only include drawn balances.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

Annual Report 2015

Risk review

Non-performing loans and advances(1)(2)

We analyse Commercial Banking NPLs below:

	2015 £m	2014 £m
Loans and advances to customers of which:(2)	20,943	18,637
NPLs(3)	586	664
Impairment loan loss allowances	260	305
	%	%
NPL ratio(4)	2.80	3.56
Coverage ratio(5)	44	46

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	Include Social Housing loans and finance leases.
(3)	All NPLs are in the UK and continue accruing interest. The balances include interest we have charged to the customer’s account. They do not include accrued interest we have not charged to the account yet.
(4)	NPLs as a percentage of loans and advances.
(5)	Impairment loan loss allowances as a percentage of NPLs.

We analyse NPL movements in 2015 below. ‘Entries’ are loans which we have classified as NPLs in the year. ‘Exits (including repayments)’ are the part of loans that has been repaid (in full or in part), plus loans that returned to performing status. ‘Write-offs’ are the unrecovered part of loans where we have exhausted recovery options, including realising any collateral. Forbearance does not change the NPL status.

2015 compared to 2014 (unaudited)

In our Mid Corporate and SME portfolio, exposures subject to enhanced monitoring increased by £228m. This increase was spread across a number of borrowers and sectors and was partially offset by a decrease of £30m in exposures subject to proactive management.

In our Commercial Real Estate portfolio, exposures subject to enhanced monitoring decreased by £333m, driven by successful refinancing and repayments. Exposures subject to proactive management increased by £60m, driven by a single legacy case against which we are adequately secured.

At 31 December 2015, only £7m (0.3%) of our Social Housing portfolio exposures were subject to enhanced monitoring (2014: £30m and 2.3%).

NPLs reduced slightly to £586m at 31 December 2015 (2014: £664m) with lower levels of new entries due to the improved trading performance of borrowers.

The NPL ratio decreased to 2.80% at 31 December 2015 (2014: 3.56%), with credit quality remaining strong. The improvement in the NPL ratio was driven by the NPL reductions above, and an overall increase in loans and advances to customers.

84  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Commercial Banking – forbearance

We only make forbearance arrangements for lending to customers. We have not needed to make any forbearance arrangements with our Social Housing counterparties.

Forbearance started in the year(1)

The exposures that entered forbearance in 2015 and 2014 were:

	2015			2014
	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m
Term extension	32	4	36	23	78	101
Interest-only	82	15	97	37	14	51
Other payment rescheduling	59	34	93	123	27	150
	173	53	226	183	119	302

(1)	The figures reflect the forbearance activity in the year, regardless of whether there was any forbearance on the accounts before.

Forbearance total position

a) Performance when they entered forbearance

The exposures at 31 December 2015 and 2014, analysed by their payment status when they entered forbearance and the forbearance we applied, were:

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
2015(1)
Forbearance of NPL	4	46	42	92	35
Forbearance of Non-NPL	163	261	189	613	111
	167	307	231	705	146

2014(1)
Forbearance of NPL	37	13	8	58	16
Forbearance of Non-NPL	234	318	187	739	124
	271	331	195	797	140

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the year-end.

b) Performance at the year-end

The exposures at 31 December 2015 and 2014 analysed by their payment status at the year-end and the forbearance we applied were:

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
2015(1)
Non-performing	95	169	141	405	144
Performing	72	138	90	300	2
	167	307	231	705	146
Proportion of portfolio	0.7%	1.2%	0.9%	2.8%

2014(1)
Non-performing	154	132	103	389	136
Performing	117	199	92	408	4
	271	331	195	797	140
Proportion of portfolio	1.2%	1.5%	0.9%	3.5%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the year-end.

Annual Report 2015

Risk review

This data may be analysed by portfolio, as follows:

Mid Corporate and SME

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
2015(1)
Non-performing	20	140	116	276	108
Performing	22	79	85	186	1
	42	219	201	462	109
Proportion of Mid Corporate and SME portfolio	0.3%	1.8%	1.6%	3.7%

2014(1)
Non-performing	26	92	97	215	84
Performing	28	79	85	192	4
	54	171	182	407	88
Proportion of Mid Corporate and SME portfolio	0.5%	1.5%	1.6%	3.6%
(1) We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the year-end. Commercial Real Estate
	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
2015(1)
Non-performing	75	29	25	129	36
Performing	50	59	5	114	1
	125	88	30	243	37
Proportion of Commercial Real Estate portfolio	1.2%	0.8%	0.3%	2.3%

2014(1)
Non-performing	128	40	6	174	52
Performing	89	120	7	216	–
	217	160	13	390	52
Proportion of Commercial Real Estate portfolio	2.2%	1.6%	0.1%	3.9%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the year-end.

2015 compared to 2014 (unaudited)

The forbearance started in 2015 was lower than in 2014, with a significant reduction in our Commercial Real Estate portfolio as the credit quality continued to improve.

The cumulative forbearance stock decreased at 31 December 2015, as cases from older vintages in our Commercial Real Estate portfolio continue to work their way through the forbearance process (see the ‘Higher risk loans and other segments of particular interest’ section) and fewer cases entered forbearance. In our Mid Corporate and SME portfolio, the cases are newer and it will therefore take longer for them to exit. The accounts in forbearance as a percentage of the portfolio continued to decrease to 2.8% at 31 December 2015 (2014: 3.5%).

At 31 December 2015, 87% (2014: 93%) of total forborne exposure entered forbearance before default. At 31 December 2015, 43% (2014: 51%) of total forborne exposure was keeping to the forbearance terms showing that much of the action had been effective. The remaining cases moved to NPL despite the forbearance.

Debt-for-equity swaps

We also had £10m (2014: £10m) of equity securities that arose from debt-for-equity swaps at 31 December 2015.

86  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

The Commercial Real Estate market has experienced a challenging environment in the years following the financial crisis and has seen regular cyclical downturns. In particular, Commercial Real Estate loans originated before 2009 are a segment of relatively higher risk.

Higher risk loans – credit performance

We analyse Commercial Real Estate non-performing exposures and weighted average LTVs at 31 December 2015 and 2014 between loans originated before 2009 and afterwards below:

	2015			2014
	Original vintage			Original vintage
	Pre-2009	2009 onwards	Total	Pre-2009	2009 onwards	Total
Total committed exposure	£876m	£9,670m	£10,546m	£1,288m	£8,770m	£10,058m
Non-performing exposure ratio	16.6%	0.5%	1.8%	18.3%	0.5%	2.7%
Weighted average LTV	61%	51%	52%	66%	52%	54%

2015 compared to 2014 (unaudited)

At 31 December 2015, 77% (2014: 85%) of the non-performing exposures were pre-2009 loans. The pre-2009 loans were written on market terms at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. After the significant downturn in the Commercial Real Estate market in 2008 and 2009, some of these customers suffered financial stress. This meant they were unable to meet the contractual payment terms, comply with covenants, or achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher non-performing rates.

In light of the market deterioration, we significantly tightened our lending criteria from 2009 onwards. We reduced the maximum acceptable LTV and avoided loans with significant letting or development risks. At 31 December 2015, loans with material letting or development risks were only 4% (2014: 4%) of the total Commercial Real Estate portfolio. As a result, the sub-portfolio of loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio. At 31 December 2015, the pre-2009 sub-portfolio was 8% (2014: 13%) of the total Commercial Real Estate portfolio.

Higher risk loans – sector analysis

Sector	2015%	2014%
Office	26	22
Retail	22	23
Industrial	16	16
Residential	12	13
Mixed use	13	12
Student accommodation	3	3
Hotels and leisure	5	6
Other	3	5
	100	100

The Commercial Real Estate portfolio was well diversified by sector at 31 December 2015 and 2014.

Annual Report 2015

Risk review

Higher risk loans – LTV analysis

The table below shows the LTVs of loans at 31 December 2015 and 2014. The LTVs are shown for the non-standardised portfolio (see the ‘Credit risk management’ section), which at £8.7bn was 83% of the total Commercial Real Estate portfolio at 31 December 2015 (2014: £8.7bn representing 86%). The rest of the portfolio consists of smaller value transactions, mainly commercial mortgages. These loans have not been included below.

	2015		2014
	Stock %	New business %	Stock %	New business %
Up to 50%	40	42	33	31
50% to 60%	40	42	39	49
60% to 70%	17	16	21	20
70% to 80%	2	–	4	–
80% to 90%	1	–	1	–
90% to 100%	–	–	1	–
>100% i.e. negative equity	–	–	1	–
	100	100	100	100

2015 compared to 2014 (unaudited)

At 31 December 2015, the LTV profile of the portfolio remained conservative with 80% (2014: 72%) of the portfolio at or below 60% LTV. This reflects the vintage of the portfolio as 92% (2014: 87%) was originated in 2009 or later. Most higher LTV deals are older deals still in the portfolio.

In 2015, no new business was written above 70% LTV, and 84% was written at or below 60% LTV.

At 31 December 2015, the average LTV, weighted by exposure, was 52% (2014: 54%). The weighted average LTV of new deals in 2015 was 52% (2014: 52%).

Higher risk loans – refinancing risk

As part of our annual review process, for Commercial Real Estate loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. We also look at other aspects (such as covenant compliance) which could mean we have to put the case on the Watchlist. In addition, if we do not receive an acceptable refinancing proposal six months before the loan matures, we put it on the Watchlist.

At 31 December 2015, Commercial Real Estate loans of £1,471m (2014: £1,342m) were due to mature within 12 months. Of these, £144m, i.e. 10% (2014: £139m, i.e. 10%) had an LTV ratio higher than is acceptable under our current credit policy. £139m of this (2014: £139m) had been put on the Watchlist or recorded as NPL and had an impairment loss allowance of £20m (2014: £40m).

88  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

  Credit risk – Global Corporate Banking

Overview

We are exposed to credit risk through lending and selling treasury products to large corporates, and through treasury markets activities.

Credit risk management

In this section, we explain how we manage credit risk, including how we mitigate it.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance. Our main portfolios are:

Sovereign and Supranational – securities issued by local and central governments, and government-guaranteed counterparties. We hold them for liquidity needs and short-term trading.

Large Corporate – loans and treasury products for large corporates to support their working capital and liquidity needs.

Financial Institutions – mainly derivatives, repurchase and reverse repurchase transactions (known as repos and reverse repos), and stock borrowing/lending.

GLOBAL CORPORATE BANKING – CREDIT RISK MANAGEMENT

We classify our customers as non-standardised. Their transactions are for larger amounts of money, and have more diverse credit characteristics. We are exposed to credit risk through lending, selling treasury products, and treasury markets activities.

We set out how we manage credit risk on lending to non-standardised customers in the section ‘Credit risk – Commercial Banking’. We take the same approach in Global Corporate Banking.

In the rest of this section, we set out how we manage credit risk on treasury products and treasury markets activities where it differs from our approach for lending.

Risk strategy and planning

We take credit risk on treasury products up to limits for each client. We control, manage and report risks on a counterparty basis, regardless of which part of our business takes the risk – Global Corporate Banking or Corporate Centre.

Assessment and origination

A specialist analyst usually reviews a transaction at the start and over its life. They base their review on the financial strength of the client, its position in its industry, and its management strengths.

Monitoring

We monitor the credit quality of our portfolios of treasury products daily. We use both internal and third-party data to detect any potential credit deterioration.

Forbearance

We have not entered into forbearance on our treasury markets activities.

Risk measurement and control

We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client.

Annual Report 2015

Risk review

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description

Sovereign and Supranational	In line with market practice, there is no collateral against these assets.

Large Corporate

Most of these loans and products are unsecured, but we attach covenants to our credit agreements. We monitor whether borrowers keep in line with them so we detect any financial distress early. Includes a small structured finance portfolio, where we hold legal charges over the assets we finance.

Financial Institutions

We use standard legal agreements to reduce credit risk on derivatives, repos and reverse repos, and stock borrowing/lending. We also hold collateral and trade through central counterparties (CCPs) to reduce risk.

Netting – We use netting agreements where they have legal force – mainly in the UK, the rest of Europe and the US. These mean that if a counterparty defaults, we can legally offset what we owe them and what they owe us, and settle the net amount. However, netting agreements often do not mean we can offset assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

In line with market practice, we use standard legal agreements:

–    Derivatives: ISDA Master Agreements

–    Repos and reverse repos: Global Master Repurchase Agreements

–    Stock borrowing/lending and other securities financing: Global Master Securities Lending Agreements.

Collateral – We use the Credit Support Annex with the ISDA Master Agreement. This gives us collateral for our net exposures. The collateral can be cash, securities or equities:

–    For stock borrowing/lending, and repos and reverse repos, it includes high-quality liquid debt securities and highly liquid equities listed on major developed markets

–    For derivatives, it is cash or high quality liquid debt securities.

We revalue our exposures and collateral every day and adjust the collateral to reflect any deficits or surpluses.

We have processes for controlling how we value and manage collateral. This includes documentation reviews and reporting. Collateral has to meet our ‘collateral parameters’ policy. This controls the quality and how much of any one kind of collateral we can hold. That gives us confidence we will be able to cash in the collateral when a client defaults. We have these controls for both equities and debt securities.

The collateral we hold for reverse repos (including securities financing) is worth at least 100% of our exposure.

CCPs – These are intermediaries between a buyer and a seller – generally a clearing house. We use CCPs as a way to reduce counterparty credit risk in derivatives.

90  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

GLOBAL CORPORATE BANKING – CREDIT RISK REVIEW

In Global Corporate Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. That means committed exposures are typically higher than asset balances. But in the committed exposures tables below, we show Sovereigns and Supranationals net of short positions. They also include Sovereign and Supranational exposures that form part of our liquidity management strategy, managed by Short Term Markets on behalf of Corporate Centre.

Large Corporate reverse repurchase agreement exposures are shown net of repurchase agreement liabilities and include OTC derivatives. As a result, the committed exposures can be smaller than the asset balances on the balance sheet.

The derivative and other treasury product exposures (which are classified as ‘Financial Institutions’) shown are also typically lower than the asset balances. This is because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The asset balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Global Corporate Banking – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
2015
9	889	3	266	1,158
8	2,889	1,769	3,811	8,469
7	789	5,963	2,982	9,734
6	–	8,351	446	8,797
5	–	3,823	10	3,833
4	–	123	–	123
1 to 3	–	32	–	32
Other	–	–	–	–
	4,567	20,064	7,515	32,146

2014
9	2,679	20	210	2,909
8	4,079	1,631	3,229	8,939
7	928	4,444	2,928	8,300
6	–	8,361	220	8,581
5	–	3,146	79	3,225
4	–	56	–	56
1 to 3	–	155	103	258
Other	–	–	–	–
	7,686	17,813	6,769	32,268

Annual Report 2015

Risk review

Geographical distribution

We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
2015
UK	–	16,858	3,647	20,505
Peripheral eurozone	789	762	775	2,326
Rest of Europe	872	1,926	1,170	3,968
US	–	171	1,277	1,448
Rest of world	2,906	347	646	3,899
	4,567	20,064	7,515	32,146

2014
UK	850	15,054	3,197	19,101
Peripheral eurozone	928	649	967	2,544
Rest of Europe	1,716	1,741	916	4,373
US	2	30	1,331	1,363
Rest of world	4,190	339	358	4,887
	7,686	17,813	6,769	32,268

2015 compared to 2014 (unaudited)

In 2015, our committed exposures decreased by £0.1bn or 1% to £32.1bn mainly due to decreases in our Sovereign and Supranational portfolio, partially offset by increases in our Large Corporate and Financial Institutions portfolios.

Sovereign and Supranational exposures decreased by 41% in 2015. This reflected reduced holdings in Japanese, Swiss, Danish and UK Government securities as part of normal liquid asset portfolio management and short-term markets trading activity. The portfolio profile stayed mainly short-term (up to one year) reflecting the purpose of the holdings.

Large Corporate exposures increased by 13% in 2015 with continued focus on high-rated multinational companies. Growth was mainly in the UK, with some diversification in other countries with counterparties with good credit quality. The portfolio profile stayed mainly short to medium-term (up to five years), reflecting the type of finance we provided to support our clients’ needs. The weighted average credit quality remained broadly consistent in the year.

At 31 December 2015 our committed exposures in respect of direct lending to oil and gas customers was £1.7bn (2014: £1.7bn) and to mining customers was £1.2bn (2014: £1.1bn).

Financial Institutions exposures increased by 11% in 2015, mainly driven by higher fair values of exposures cleared through CCPs. The increase in our Rest of Europe exposure was mainly in new securitisation swaps and insurance coverage to support the receivable repurchase activity of our Large Corporate clients. The increase in our Rest of world exposure was mainly due to investment in highly-rated covered bonds.

Global Corporate Banking – credit risk mitigation

At 31 December 2015 the top 20 biggest clients with derivative exposure made up 70% (2014: 76%) of our total derivative exposure, all of which are banks and CCPs. The weighted-average credit rating was 7.4 (2014: 7.6).

In addition, at 31 December 2015, we held no collateral against impaired loans in the Large Corporate portfolio (2014: 8% of the carrying amount of the impaired loan balances).

92  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Global Corporate Banking – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2015 and 2014:

	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
2015
Total Committed Exposure of which:(1)	4,567	20,064	7,515	32,146
– Performing – (Non-Watchlist)	4,567	18,176	7,459	30,202
– Watchlist: Enhanced Monitoring	–	1,758	4	1,762
– Watchlist: Proactive Management	–	120	52	172
– Non-performing exposure(2)	–	10	–	10
Total impaired exposure of which:	–	10	–	10
– Performing	–	–	–	–
– Non-performing(2)	–	10	–	10
Total Observed impairment loss allowances of which:	–	9	–	9
– Performing	–	–	–	–
– Non-performing	–	9	–	9
IBNO(3)				24
Total impairment loss allowance				33

2014
Total Committed Exposure of which:(1)	7,686	17,813	6,769	32,268
– Performing – (Non-Watchlist)	7,686	16,499	6,703	30,888
– Watchlist: Enhanced Monitoring	–	1,172	5	1,177
– Watchlist: Proactive Management	–	89	61	150
– Non-performing exposure(2)	–	53	–	53
Total impaired exposure of which:	–	137	–	137
– Performing	–	84	–	84
– Non-performing	–	53	–	53
Total Observed impairment loss allowances of which:	–	49	–	49
– Performing	–	21	–	21
– Non-performing(2)	–	28	–	28
IBNO(3)				24
Total impairment loss allowance				73

(1)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring‘ section.
(2)	Non-performing exposure includes committed facilities and derivative exposures. So it can be bigger than the NPLs in the table on page 94 which only include drawn balances.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

Annual Report 2015

Risk review

Non-performing loans and advances(1)(2)

We analyse Global Corporate Banking NPLs below.

	2015 £m	2014 £m
Loans and advances to customers of which:(2)	5,470	5,224
NPLs(3)	10	53
Impairment loan loss allowances	33	73
	%	%
NPL ratio(4)	0.18	1.01
Coverage ratio(5)	330	138

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	Include finance leases.
(3)	All NPLs are in the UK and continue accruing interest. The balances include interest we have charged to the customer’s account. They do not include accrued interest we have not charged to the account yet.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Total impairment loss allowances as a percentage of NPLs. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio is more than 100%.

We analyse NPL movements in 2015 below. ‘Entries’ are loans which we have classified as NPLs in the year. ‘Exits (including repayments)’ are the part of loans that has been repaid (in full or in part), plus loans that returned to performing status. ‘Write-offs’ are the unrecovered part of loans where we have exhausted recovery options, including realising any collateral. Forbearance does not change the NPL status.

2015 compared to 2014 (unaudited)

Watchlist exposures subject to proactive management increased to £172m at 31 December 2015 (2014: £150m). Watchlist exposures subject to enhanced monitoring increased in our Large Corporate portfolio in 2015, mainly relating to holdings in the mining sector. This was due to falls in the prices of metal and coal. In our Sovereign and Supranational portfolio, no exposures were subject to proactive management or enhanced monitoring.

NPLs decreased to £10m (2014: £53m) and the NPL ratio decreased to 0.18% at 31 December 2015 (2014: 1.01%). This was due to the exit of a single loan of £49m and asset growth in the year.

Global Corporate Banking – forbearance

Our approach to forbearance in Global Corporate Banking is the same as for Commercial Banking, although the volumes are much lower. This reflects the credit quality of the portfolio. At 31 December 2015, there was a single forborne case of £10m (2014: £53m) which was classified as NPL.

94  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

  Credit risk – Corporate Centre

Overview

Exposures come from asset and liability management of our balance sheet and our non-core and Legacy Portfolios in run-off.

Credit risk management

In this section, we explain how we manage credit risk, including how we mitigate it.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance. Our main portfolios are:

Sovereign and Supranational – securities issued by local and central governments, and government-guaranteed counterparties, held for liquidity.

Structured products

There are two portfolios:

–    ALCO portfolio: high quality assets, chosen for diversification and to meet our liquidity needs

–    Legacy Treasury asset portfolio: mainly asset-backed securities.

Derivatives – older total return swaps we held for liquidity, that we are running down.

Legacy Portfolios in run-off – assets from acquisitions that do not fit with our strategy. These include certain commercial mortgages.

Social Housing – older Social Housing loans that do not fit with our strategy.

CORPORATE CENTRE – CREDIT RISK MANAGEMENT

We classify our customers as non-standardised. Their transactions are typically higher in value, and have more diverse credit characteristics. We are exposed to credit risk through lending and derivative transactions.

We set out how we manage credit risk on lending to non-standardised customers in the section ‘Credit risk – Commercial Banking’. We also set out how we manage credit risk on derivatives in the section ‘Credit risk – Global Corporate Banking’. We take the same approaches in Corporate Centre.

Annual Report 2015

Risk review

Credit risk mitigation

The types of credit risk mitigation, including collateral, for each of our portfolios are:

Portfolio	Description

Sovereign and Supranational	In line with market practice, there is no collateral against these assets.

Structured products

These are our ALCO and legacy Treasury asset portfolios:

– ALCO portfolio: High quality assets, chosen for diversification and to meet our liquidity needs

– Legacy Treasury asset portfolio: Mainly asset-backed securities.

These assets are unsecured, but benefit from senior positions in the creditor hierarchy. Their credit rating reflects the over-collateralisation in the structure, and the assets that underpin their cash flows and repayment schedules.

We use a detailed expected cash flow analysis to assess if there is any impairment. We take into account the structure and assets backing each individual security. We set up a loan loss allowance if we know an issuer has financial difficulties or they are not keeping to the terms of the contract.

Derivatives	We manage the risk on this portfolio in the same way as for the derivatives in Global Corporate Banking. For more on this, see the earlier section ‘Credit risk – Global Corporate Banking’.

Legacy Portfolios in run-off

We often hold collateral through a first legal charge over the underlying asset or cash. With commercial mortgages, we do not have the right to a new professional valuation unless there is a default.

We get independent third party valuations on fixed charge security like aircraft or shipping assets in line with industry guidelines. We then decide if we need to set up an impairment loss allowance. To do that, we bear in mind:

– The borrower’s ability to generate cash flow

– The age of the assets

– Whether the loan is still performing satisfactorily

– Whether or not the reduction in value is likely to be temporary

– Whether there are other ways to solve the problem.

Where a borrower gets into difficulty we look to dispose of the collateral, either with agreement or through the insolvency process. We do this as early as possible, to minimise any loss. We rarely take ownership of collateral.

Social Housing	We manage the risk on this portfolio in the same way as for the Social Housing portfolio in Commercial Banking. For more on this, see the earlier section ‘Credit risk – Commercial Banking’.

96  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

CORPORATE CENTRE – CREDIT RISK REVIEW

Credit risk arises on assets in the balance sheet and in off-balance sheet transactions. We show the committed exposure in the tables below. This takes into account our procedures to mitigate credit risk. It also excludes Sovereign exposures managed by Short Term Markets in Global Corporate Banking.

Corporate Centre – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off(2) £m	Social Housing £m	Total £m
2015
9	24,153	1,437	–	–	3,423	29,013
8	–	1,394	484	1	2,940	4,819
7	–	761	268	6	1,072	2,107
6	–	–	21	702	213	936
5	–	–	–	164	–	164
4	–	–	–	146	–	146
1 to 3	–	–	–	84	–	84
Other(1)	–	–	–	596	–	596
	24,153	3,592	773	1,699	7,648	37,865

2014
9	29,029	1,558	–	–	2,784	33,371
8	–	1,013	741	3	4,215	5,972
7	–	753	561	615	1,485	3,414
6	–	–	–	385	223	608
5	–	7	–	136	–	143
4	–	–	–	165	–	165
1 to 3	–	–	–	89	–	89
Other(1)	–	–	–	774	–	774
	29,029	3,331	1,302	2,167	8,707	44,536

(1)	Consists of smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)	Consists of commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance).

Annual Report 2015

Risk review

Geographical distribution

We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
2015
UK	19,354	1,202	289	1,420	7,648	29,913
Peripheral eurozone	–	2	–	8	–	10
Rest of Europe	1,093	1,546	194	27	–	2,860
US	2,526	50	290	21	–	2,887
Rest of world	1,180	792	–	223	–	2,195
	24,153	3,592	773	1,699	7,648	37,865

2014
UK	22,621	966	285	1,706	8,707	34,285
Peripheral eurozone	–	73	–	20	–	93
Rest of Europe	553	1,544	581	36	–	2,714
US	4,823	85	436	25	–	5,369
Rest of world	1,032	663	–	380	–	2,075
	29,029	3,331	1,302	2,167	8,707	44,536

2015 compared to 2014 (unaudited)

In 2015, committed exposures decreased by £6.7bn or 15% to £37.9bn mainly in our Sovereign and Supranational portfolio. Sovereign and Supranationals exposures mostly are cash at central banks and highly-rated liquid assets we hold as part of normal liquid asset portfolio management. The overall decrease in exposures in 2015 was driven by the reduction of UK Government securities and deposits in the US. The increase in Rest of Europe exposures was mainly issues guaranteed by the German and Austrian Governments.

The increase in Structured Products exposures in 2015 reflected the purchase of securitisations in the UK, and covered bond issuances mainly by Australian and Canadian banks and mostly with maturities of less than five years.

Derivative exposures decreased in 2015 as we continued to reduce this portfolio.

Legacy Portfolios in run-off decreased further in 2015 due to our ongoing exit strategy. A recalibration of the internal credit rating model for this portfolio during the year resulted in some movements, mainly between rating bands 6 and 7, but on a like-for-like basis there has been no reduction in the overall credit quality of the book.

Social Housing exposures reduced in 2015 as we continued to refinance longer-dated loans onto shorter maturities (and on current market terms) that are then managed in Commercial Banking.

Corporate Centre – credit risk mitigation

Most Structured Products are unsecured but benefit from senior positions in the creditor hierarchy. We reduce credit risk in derivatives with netting agreements, collateralisation and the use of CCPs. For details of our approach to credit risk mitigation, see the ‘Credit Risk Management – Global Corporate Banking’ section.

At 31 December 2015 we had cash collateral of £551m (2014: £670m) held against our Legacy Portfolios in run-off. The collateral we held against impaired loans was 100% (2014: 100%) of the impaired loan balances.

98  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Corporate Centre – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2015 and 2014:

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
2015
Total Committed Exposure of which:(1)	24,153	3,592	773	1,699	7,648	37,865
– Performing (Non-Watchlist)	24,153	3,592	773	1,493	7,574	37,585
– Watchlist: Enhanced Monitoring	–	–	–	102	74	176
– Watchlist: Proactive Management	–	–	–	10	–	10
– Non-performing exposure(2)	–	–	–	94	–	94
Total impaired exposure of which:	–	–	–	94	–	94
– Performing	–	–	–	–	–	–
– Non-performing(2)	–	–	–	94	–	94
Total Observed impairment loss allowances of which:	–	–	–	55	–	55
– Performing	–	–	–	–	–	–
– Non-performing(2)	–	–	–	55	–	55
IBNO(3)						47
Total impairment loss allowance						102

2014
Total Committed Exposure of which:(1)	29,029	3,331	1,302	2,167	8,707	44,536
– Performing (Non-Watchlist)	29,029	3,331	1,302	1,917	8,707	44,286
– Watchlist: Enhanced Monitoring	–	–	–	94	–	94
– Watchlist: Proactive Management	–	–	–	14	–	14
– Non-performing exposure(2)	–	–	–	142	–	142
Total impaired exposure of which:	–	–	–	238	–	238
– Performing	–	–	–	96	–	96
– Non-performing(2)	–	–	–	142	–	142
Total Observed impairment loss allowances of which:	–	–	–	109	–	109
– Performing	–	–	–	31	–	31
– Non-performing(2)	–	–	–	78	–	78
IBNO(3)						71
Total impairment loss allowance						180

(1)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk Monitoring‘ section.
(2)	Non-performing exposure includes committed facilities and derivative exposures. So it can be bigger than the NPLs in the table on page 100 which only include drawn balances.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

Annual Report 2015

Risk review

Non-performing loans and advances(1)(2)

We analyse Corporate Centre NPLs below.

	2015 £m	2014 £m
Loans and advances to customers of which:(2)	7,391	8,276
NPLs(3)	87	134
Impairment loan loss allowances	102	180
	%	%
NPLs ratio(4)	1.18	1.62
Coverage ratio(5)	117	134

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	Include Social Housing loans and finance leases.
(3)	All NPLs are in the UK and continue accruing interest. The balances include interest we’ve charged to the customer’s account. They don’t include accrued interest we haven’t charged to the account yet.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Total impairment loan loss allowances, as a percentage of NPLs. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio is more than 100%.

We analyse NPL movements in 2015 below. ‘Entries’ are loans which we have classified as NPLs in the year. ‘Exits (including repayments)’ are the part of loans that has been repaid (in full or in part) plus loans that returned to performing status. ‘Write-offs’ are the unrecovered part of loans where we have exhausted recovery options, including realising any collateral. Forbearance does not change the NPL status.

2015 compared to 2014 (unaudited)

Watchlist exposures subject to proactive management were stable at £10m at 31 December 2015 (2014: £14m). Watchlist exposures subject to enhanced monitoring increased to £176m (2014: £94m) due to the addition of two Social Housing cases.

NPLs decreased to £87m at 31 December 2015 (2014: £134m) as we continued to exit from exposures in line with our run-off strategy. The NPL ratio decreased to 1.18% (2014: 1.62%) for the same reason. In 2015, the coverage ratio decreased to 117% (2014: 134%), reflecting exits from exposures with high provision levels.

100  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Corporate Centre – forbearance

We have only made forbearance arrangements for the Legacy Portfolios in run-off.

Forbearance started in the year (1)

The exposures that entered forbearance in 2015 and 2014 were:

	2015	2014
	£m	£m
Term extension	–	41
Interest-only	7	13
Other payment rescheduling	6	22
	13	76

(1)	The figures by year reflect the forbearance undertaken in the year irrespective of whether there was any previous forbearance on the accounts.

a) Performance status when entering forbearance

The forborne exposures at 31 December 2015 and 2014 when they originally entered forbearance, analysed by their payment status, was:

	Term extensions	Interest-only	Other payment rescheduling	Total	Impairment allowance
	£m	£m	£m	£m	£m
2015(1)
Forbearance of NPL	–	5	4	9	2
Forbearance of Non-NPL	36	46	29	111	26
	36	51	33	120	28

2014(1)
Forbearance of NPL	–	10	8	18	8
Forbearance of Non-NPL	61	64	188	313	42
	61	74	196	331	50

(1)  We categorise forbearance types based on the first forbearance on the accounts. Tables only show accounts open at the end of the year.

b) Performance status at the year-end

The current status of forborne exposures analysed by their payment status, at 31 December 2015 and 2014 was:

	Term extensions	Interest-only	Other payment rescheduling	Total	Impairment allowance
	£m	£m	£m	£m	£m
2015(1)
Non-performing	21	8	7	36	26
Performing	15	43	26	84	2
	36	51	33	120	28
Proportion of Legacy Portfolios in run-off	2.1%	3.0%	1.9%	7.0%

2014(1)
Non-performing	49	29	8	86	47
Performing	12	45	188	245	3
	61	74	196	331	50
Proportion of Legacy Portfolios in run-off	2.8%	3.4%	9.0%	15.3%

(1)	We categorise forbearance types based on the first forbearance on the accounts. Tables only show accounts open at the end of the year.

2015 compared to 2014 (unaudited)

In 2015, we carried out less forbearance in our Legacy Portfolios in run-off due to the reducing portfolio and lower incidence of financial difficulty. The cumulative stock of forborne exposure reduced significantly in the year as we continued to exit exposures where we saw the opportunity.

Annual Report 2015

Risk review

    Market risk

Market risk comprises trading market risk and banking market risk.

Trading market risk is the risk of losses in on- and off-balance sheet trading positions, due to movements in market prices or other external factors.

Banking market risk is the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

The current low rate environment remains a key concern for the industry as a whole. If rates were not to increase, Santander UK would lose opportunities to increase margins in the future.

In this section, we set out which of our assets and liabilities are exposed to trading and banking market risk. Then we explain how we manage these risks and discuss our key market risk metrics.

Key metrics

NIM sensitivity to +50bps increased to £131m and to -50bps increased to £39m

The movement in NIM sensitivities in 2015 was largely due to changes in the underlying models used for risk measurement purposes. The assumptions used in these have been updated to better reflect the current low rate environment.

Economic Value of Equity (EVE) sensitivity to +50bps reduced to £86m and to -50bps reduced to £(54)m

The decreases in 2015 largely reflected the increased volume of fixed rate assets left unhedged as well as the changes in the underlying models used for risk measurement purposes mentioned above.

Available-for-sale securities three month stressed loss increased to £259m

The increase in 2015 was largely due to more severe stresses to the underlying market risk factors to reflect a more prudent methodology, and changes in the composition of our bond portfolio as part of normal liquidity management activities.

102  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION

We analyse our assets and liabilities exposed to market risk between trading and banking market risk as follows:

		2015			2014
	Market risk classification			Market risk classification
	Trading £m	Banking £m	Total £m	Trading £m	Banking £m	Total £m	Key risk factors
Assets subject to market risk
Cash and balances at central banks	–	16,842	16,842	–	21,104	21,104	Interest rate, foreign exchange
Trading assets	23,961	–	23,961	21,700	–	21,700	Equity, foreign exchange, interest rate
Derivative financial instruments	17,698	3,213	20,911	18,760	4,261	23,021	Equity, foreign exchange, interest rate
Financial assets designated at fair value	438	1,960	2,398	433	2,448	2,881	Interest rate, credit spread
Loans and advances to banks	–	3,548	3,548	–	2,057	2,057	Foreign exchange, interest rate
Loans and advances to customers	–	198,045	198,045	–	188,691	188,691	Interest rate
Loans and receivables securities	–	52	52	–	118	118	Foreign exchange, interest rate
Available-for-sale securities	–	9,012	9,012	–	8,944	8,944	Foreign exchange, interest rate, inflation, credit spread
Macro hedge of interest rate risk	–	781	781	–	963	963	Interest rate
Retirement benefit assets	–	556	556	–	315	315	Equity, foreign exchange, interest rate, inflation, credit spread
	42,097	234,009	276,106	40,893	228,901	269,794
Liabilities subject to market risk
Deposits by banks	–	8,278	8,278	–	8,214	8,214	Foreign exchange, interest rate
Deposits by customers	–	164,074	164,074	–	153,606	153,606	Interest rate
Trading liabilities	12,722	–	12,722	15,333	–	15,333	Equity, foreign exchange, interest rate
Derivative financial instruments	17,950	3,558	21,508	19,241	3,491	22,732	Equity, foreign exchange, interest rate
Financial liabilities designated at fair value	–	2,016	2,016	–	2,848	2,848	Interest rate, credit spread
Debt securities in issue	–	49,615	49,615	–	51,790	51,790	Foreign exchange, interest rate
Subordinated liabilities	–	3,885	3,885	–	4,002	4,002	Foreign exchange, interest rate
Macro hedge of interest rate risk	–	110	110	–	139	139	Interest rate
Retirement benefit obligations	–	110	110	–	199	199	Equity, foreign exchange, interest rate, inflation, credit spread
	30,672	231,646	262,318	34,574	224,289	258,863

We classify assets or liabilities as trading market risk (in total or just in part) as follows:

Balance sheet classification	Market risk classification
Trading assets and liabilities

We classify all our trading portfolios as trading market risk. This is because we are planning to sell or repurchase them in the near future or they belong to a group of financial instruments we usually hold for the short term. For more on this, see Notes 12 and 28 to the Consolidated Financial Statements.

Financial assets designated at fair value

We classify a portfolio of roll-up mortgages (loans which are repaid with interest once the borrower vacates the property) as trading market risk. This is because they are managed on a fair value basis in line with a documented strategy, and data on them is provided on that basis to management. For more, see Note 14 to the Consolidated Financial Statements. We classify all our other financial assets designated at fair value as banking market risk.

Derivative financial instruments

For accounting purposes, we classify derivatives as held for trading unless they are designated as being in a hedging relationship. Most of our derivative exposures arise from sales and trading activities and are treated as trading market risk. We treat derivatives not risk managed on a trading intent basis as banking market risk. They include non-qualifying hedging derivatives and derivatives qualifying for fair value and cash flow hedge accounting. For more on derivatives in hedge accounting relationships, and our use of non-qualifying hedges, see Note 13 to the Consolidated Financial Statements.

Managing and controlling market risk
—	We include market risk in our Risk Appetite Framework. There are specific Risk Appetite limits, controls and management processes for trading market risk and banking market risk.
—

We manage and control market risk within clear parameters. We measure and monitor our risk exposures against these limits. There are specific levels that trigger relevant teams to take action or alert people in other functions. This means we can limit the impact of any negative market movements, while also improving our earnings. We keep the business units that originate market risk separate from the functions responsible for managing, controlling and overseeing risk.

—	We document and maintain a complete set of written policies, procedures and processes to help identify, assess, manage and report market risk.

Annual Report 2015

Risk review

TRADING MARKET RISK

Our main exposure to trading market risk is in the Global Corporate Bank and is an inherent part of providing financial services for our customers. It comes from the provision of derivative products and services to corporate and business customers. It also comes from our short-term market activities and hedging of structured products designed for onward sale to retail and wholesale investors. The exposures are mainly affected by market movements in interest rates, equities, property, credit spreads, and foreign exchange. We have no exposures in Retail Banking, Commercial Banking, or Corporate Centre.

Trading market risk can reduce our net income. Its effect can be seen in our Consolidated Income Statement, where it appears in the ‘Net trading and other income’ line, under ‘Net trading and funding of other items by the trading book’.

Managing and controlling trading market risk
—

Our framework for dealing with market risk is part of our overall Risk Framework. The Market Risk Framework sets out our high-level arrangements and minimum standards for managing, controlling and overseeing trading market risk.

—

Our Risk Appetite sets the controls, risk limits and key risk metrics for trading market risk. The key risk metrics include a stress economic loss limit and risk-factor stress scenarios. We report these key metrics to the Board Risk Committee and the Executive Risk Committee each month.

Risk measures

We have a range of ways of measuring trading market risk, but one of the most important is a statistical measure based on a historical simulation of events called ‘Value at Risk’ (VaR).

VaR

VaR

—	VaR estimates the maximum losses that we might suffer because of unfavourable changes in the markets.

—	To calculate VaR we run a historical simulation, at a given confidence level, over a specified time period.

—	We use one or two years of daily price history, with each day given equal weighting.

—	This means we include most market risk factors that could make a difference, and it gives us a consistent way of assessing risk for all these factors in all our portfolios.

—	We work with three main types of VaR, which all use the same calculation models. They are Internal VaR, Regulatory VaR and Stressed VaR.

Internal VaR

—

We use this to calculate the total VaR in our trading book. It covers all the risk classes: interest rate, equity, property, credit (spread) and foreign exchange. We use two years of data for this simulation.

—

Like the rest of the Banco Santander group, we use a time horizon of one day and a confidence level of 99%. For any given day’s trading position, we would expect to suffer losses greater than the VaR estimate 1% of the time – once every 100 trading days, or two to three times a year.

—

We measure Internal VaR every day, comparing it with limits approved by the Executive Risk Committee. We do this for each business, asset class and individual desk. Whenever we find a limit has been exceeded, we report it, following the Market Risk Framework.

Regulatory VaR and Stressed VaR

—

We use these VaR models to calculate how much capital we need to hold for trading market risk. For these calculations, we only look at the factors for which we hold approval from the PRA. For credit, foreign exchange and property – factors which are not approved by the PRA for our VaR capital models – we use the standardised approach to calculate how much capital to hold. For more on this, see the ‘Capital requirement measures’ section.

—

For Regulatory VaR, we use a time horizon of ten days and a confidence level of 99%. To calculate the ten-day time horizon, we use the one-day VaR multiplied by the square root of ten. This is the industry standard approach to scaling known as the square root of time approach. We use the same two years of history as with Internal VaR. Stressed VaR is the same, except that we use only one year of history, from a time when markets were stressed.

—	We have governance and controls for all forms of VaR, and we regularly review and assess them. The PRA also assesses Regulatory and Stressed VaR.

104  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

The limitations of VaR

The main limitation of VaR is that it assumes what happened in the past is a reliable way to predict what will happen in the future. If something that affected the markets over the past two years is no longer relevant, then the actual value at risk could be much more or less than the VaR predicts.

Sometimes it is obvious that the past data will not predict the future: there is unlikely to be enough data on the history of the market if a product is brand new, for example. In that case, we use proxy data – calculations of what might have happened if the product had existed. That helps make VaR data more complete, but it makes it less accurate. We control and keep a record of how we use proxy data.

Another limitation is that VaR is based on positions at the end of the business day. So the actual value at risk at 1pm could be higher than that at the end of the day. And, when we are calculating a ten-day time horizon using the square root of time approach, it means we do not capture the actual ten-day price movements. This can lead to under or over estimating the ten-day result. But we analyse this every quarter and the analysis is also sent to the PRA.

There is also the fact that VaR gives no guide to how big the loss could be on the 1% of trading days that it is greater than the VaR. To make up for that (and for other reasons), we use stress testing and expected shortfall, which we explain later in this section.

Using a time horizon of one day means VaR does not tell us everything about exposures that we cannot liquidate or hedge within a day, or products with infrequent pricing or whose structures are more complex. We monitor those exposures using illiquid risk metrics (explained in ‘Other ways of measuring risk’) and stress testing. In addition to the illiquid risk metric, to ensure such exposures are adequately included in our capital requirements the Risks Not in VaR (RNIV) framework has been developed.

In general, VaR takes account of the main ways risk factors affect each other, and the way most market movements affect valuations. But the more complex the products, and the larger the markets’ current movements, the less well the model is likely to fare.

Back-testing – comparing VaR estimates with reality

Every day, we back-test the one day 99% Internal and Regulatory VaR. That means looking at the VaR estimates for the last 250 days and seeing how they compare to the actual profits and losses. Or, to be more precise, how they compare to the market risk-related revenue, as the CRR and PRA define it. It is not normally possible to back-test the Stressed VaR model, because it is not intended to tell us anything about our performance in normal conditions.

To back-test VaR, we use a one-day time horizon. Our back-testing looks at two different types of profit and loss metrics:

–	Actual Cleaned: trading profit and loss, less fees, commissions, brokerage, reserves that are not related to market risk, and day-one profits and losses
–	Hypothetical Cleaned: like the ‘Actual Cleaned’ type but also excluding intra-day figures and the effects of the passage of time. It is, in effect, just leaving the pure market risk driven effects on the profit and loss.

Exceptions

Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether to change our VaR model.

The CRR sets out criteria for how many exceptions are acceptable. The PRA’s Supervisory Statements clarify them further. If there are five or more exceptions in 250 days, then points are added to our capital requirement multiplier. In 2015, as in 2014, no points were added to our multiplier, and we did not find any trends in the exceptions we experienced.

Other ways of measuring risk

Method	Description

Profit and loss	The value of our tradeable instruments, like shares and bonds, changes constantly. We report our profits and losses from them every day.

Non-statistical measures

We also have ways of measuring risk that do not depend on statistics. That includes looking at how sensitive we are to the variables we use to value our market risk positions. We record all our market risk exposures, set limits to the sensitivities for each, and then check every day whether we are staying within those limits.

Illiquid risks

The financial instruments that we cannot sell or hedge in a day are classified as ‘illiquid risks’. We measure and monitor those differently depending on how long they would take to sell or hedge. There are three categories: less than a month, one to six months, or more than six months. We check each category every day against our limits.

Expected shortfall analysis

We also use a measurement called expected shortfall (ES) analysis that future Basel Committee on Banking Supervision requires. It goes some way to mitigate the limitations of the VaR model. ES allows us to better measure how big the loss could be on the 1% of the trading days that it is greater than VaR.

Time-weighted VaR

We calculate a time-weighted VaR using Banco Santander’s group-wide method. This gives more weight to the most recent days in the last two years, which means VaR changes more quickly in line with current market volatility. That gives us a better indication of how the market’s behaviour is changing, mitigating some limitations of VaR.

Risks Not in VaR (RNIV)

For Regulatory and Stressed VaR, we use the RNIV framework to assess the risk factors that we do not cover fully in VaR-based capital assessment. These risk factors are often when there is not enough (or no) market data from the past, or when the quality of the data is not good enough. They tend to be for products that are not priced regularly, or whose risk structure is more complex. When we are monitoring and reporting them, we usually include these risk factors in our illiquid risk metrics. The RNIV framework is part of our model for trading market risk capital needs.

Annual Report 2015

Risk review

Stress testing

The Basel Capital Accord underlined that stress testing is an essential part of risk management. It helps us to measure and control the risk of losses in difficult, volatile or unusual markets, and makes us more transparent as the scenarios are easy to understand in headline terms.

Stress testing scenarios

The scenarios we use for stress testing are part of our process for setting our trading market risk appetite, and they are central to the monthly Board Risk Appetite reporting. These scenarios are also part of the daily processes for setting and monitoring risk management limits.

The scenarios we create are partly inspired by past events, like the global financial crisis. But they also include plausible ways that unusual market conditions could come about in future. This includes changes in things like interest rates, equity prices, exchange rates and credit spreads.

Some scenarios are more severe than others. We consider them all, along with VaR, so that we have a more complete and accurate idea of our overall risk profile. When we set the sizes of the ‘shocks’ (sudden market changes) in each scenario, we look at how long each different type of risk would last. This is because we can sell some assets more easily than others. If it would take a long time to sell a particular asset in the stressed circumstances, we need to apply a correspondingly large shock to that asset (as prices will move further over a longer time period).

That helps us to see how different amounts of liquidity in the markets would affect us if a ‘stress event’, such as an equity crash, happened. It is important to make sure that the stress result we report is as realistic as possible.

How we use stress testing

We use limits to manage how much risk we take. They are expressed as how much we could lose in a stress event. We need to make sure the effects of potential poor market conditions do not exceed the Risk Appetite set by the Board.

Each of our desks uses stress testing as part of their daily risk management metrics. We regularly inform senior managers – including the Executive and Board Risk Committees – about the results of our stress calculations, based on our current positions.

Capital requirement measures (unaudited)

Whenever we make changes to our models, we assess their effect on capital requirements. Sometimes that means we need to tell the PRA and get their approval before we can make the change.

The Internal Models Approach (IMA)

The PRA has given us permission to use the IMA, described in the CRR, and every three months the PRA reviews what we are doing. The IMA means we can use Regulatory and Stressed VaR and RNIV to calculate the capital requirement for the risk factors and businesses we have got PRA approval for.

The standardised approach

For risk factors and businesses not included in the IMA, we use the standardised approach set out by the CRR and PRA’s Supervisory Statements. At 31 December 2015, this amounted to 17% of our total market risk capital requirement.

Stressed versus Regulatory VaR

Stressed VaR is the biggest part of our trading market risk capital requirements. In 2015, it was an average of five times bigger than the Regulatory VaR part; in 2014 it was also five times bigger. The factors that had the biggest effect on Stressed VaR in 2015 were interest rate delta and interest rate basis, and in 2014 were interest rate delta, interest rate basis and equity volatility. (There is more explanation of each of those factors in the footnotes to the table below.)

The difference is caused by the way the market was behaving during the time the Stressed VaR data covers. We regularly check the stress period we use, to make sure we are using the worst period of stress since 2007 that is relevant to our portfolio.

Risks Not in VaR (RNIV) risk capital

In 2015, RNIV risk factors made up, on average, less than 5% (2014: 4%) of our IMA capital requirements for trading market risk. The biggest of these factors is dividend risk, caused by changes in market expectations about dividends. The VaR approach does not capture this risk very well because of the illiquid nature of the risk factor.

We normally find new RNIVs by analysing profit and loss, and new products. Then we include them in our calculation of our capital requirement, whether or not they are material at the time.

We can use two approaches to calculate how much RNIV capital we should hold, depending on what kind of market data is available. The first approach means doing a calculation like those for Regulatory and Stressed VaR. For this approach we also use a multiplication factor, following the CRR and PRA rules. The second approach is stress-based, using sensitivities and plausible stressed market moves.

At the moment, we only have stress-based RNIVs. And each individual RNIV value is independent, so it does not benefit from diversification in the capital requirements calculation.

106  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Risk review

This table shows our Internal VaR for 2013, 2014 and 2015. There are figures for exposure to each of the main classes of risk. And for each year, we show the highest figures, the lowest, the average, and those at the year end.

The VaR figures show how much the fair values of all our tradeable instruments (like shares or bonds) could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our income.

Trading	Year-end exposure			Average exposure			Highest exposure			Lowest exposure
instruments	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m

Interest rate risks(1)	2.0	2.2	3.0	2.8	3.6	4.7	4.6	5.6	7.6	1.7	1.9	2.9
Equity risks(2)	0.8	0.6	1.4	0.7	1.0	1.9	1.1	1.9	4.6	0.5	0.5	0.7
Property risks(3)	–	0.1	0.1	–	0.1	0.1	–	0.1	0.2	–	0.1	–
Credit (spread)	–	–	0.3	–	0.2	0.4	0.2	0.6	1.0	–	–	0.2
risks(4)
Other risks(5)	0.1	0.1	–	0.1	–	0.1	0.1	0.1	0.5	–	–	–

Correlation	(0.9)	(0.6)	(1.5)	(0.9)	(1.1)	(2.2)	–	–	–	–	–	–
offsets(6)

Total correlated	2.0	2.4	3.3	2.7	3.8	5.0	4.7	6.3	8.0	1.6	1.9	3.0
one-day VaR

(1)	This measures the effect of changes in interest rates and how volatile they are. The effects are on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).
(2)	This measures the effect of equity prices, volatility and dividends on stock and derivatives.
(3)	Property risk measures the effect of changes in the property indices and is mainly captured by the illiquid risk framework. The property interest rate VaR is included under interest rate risk.
(4)	This measures the effect of changes in the credit spread of corporate bonds or credit derivatives.
(5)	The other risks here include foreign exchange risk, which measures the effect of changes in foreign exchange rates and how volatile they are.
(6)	The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it in the table.

Annual Report 2015

Risk review

BANKING MARKET RISK

Banking market risk mainly comes from providing banking products and services to customers – as well as structural exposures in our balance sheet. It arises in Retail Banking, Commercial Banking and Corporate Centre.

Banking market risks come about in Retail Banking and Commercial Banking only as a by-product of writing customer business. Our main exposures are interest rates (yield and basis), inflation and credit spreads. We transfer banking market risks in Retail Banking and Commercial Banking to Corporate Centre who manage them. Corporate Centre also manages structural exposures arising in our balance sheet, such as foreign exchange and income statement volatility. We have no exposures in Global Corporate Banking.

The only kinds of material banking market risk we keep in Retail Banking and Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk – that is, where customers pre-pay loans before their contractual maturity or do not take the expected volume of new products. Corporate Centre also manages structural exposures in our balance sheet, such as foreign exchange and income statement volatility risk.

We have always treated Banking market risk as a significant risk. Due to global and domestic uncertainty following the financial crisis, we considered banking market risk to be an emerging and future risk. In recent years, the Base Rate has been held at historically low levels, and has been considered unlikely to rise. However, in 2015, the economic outlook for the UK and the expectation of interest rate rises increased. If the Base Rate does not rise as expected and continues to stay at current low levels, our net interest margins could be negatively impacted. In this context, we now consider Banking market risk to be a top risk. We continue to monitor events and forecasted rates closely while taking an enterprise wide approach to mitigate risks.

Our main exposures to banking market risks come from:

Key risks	Description

Interest rate risk

The main parts are:

Yield curve risk: comes from timing mismatches in the re-pricing of fixed and variable rate assets, liabilities and off- balance sheet instruments. It also comes from investing non-interest-bearing liabilities in interest-bearing assets.

We mainly measure yield curve risk with Net Interest Margin (NIM) and Economic Value of Equity (EVE) sensitivity analysis. We supplement this with other risk measures, like stress testing, and VaR. The NIM and EVE sensitivities cover all material yield curve risk in the banking book balance sheet.

Basis risk: comes from pricing assets using a different rate index to the liabilities funding them. We’re exposed to basis risks associated with Base Rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms.

We are particularly exposed to the difference between Base Rate linked rates earned on customer assets, and wholesale (LIBOR-linked) rates paid on liabilities funding those assets.

Inflation and spread risks

This is when the value of (or income from) our assets or liabilities is affected by changes in the market levels of inflation and credit spreads. We hold portfolios of securities for liquidity and investment purposes that are exposed to these risks. We account for our assets in these portfolios as available-for-sale securities. We recognise the volatility in their fair value in Other Comprehensive Income, until they are sold or unless it reflects an impairment in the asset’s fair value, in which case it is recognised in the Income Statement.

We monitor the market risks of these portfolios using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and Risk Management Committee monthly. The VaR we report captures all key sources of volatility (including interest rate risk and inflation and spread risks) to fully reflect the potential volatility.

Foreign exchange risk

Our non-trading businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception is money we raise in foreign currencies, which is covered in the ‘Wholesale funding’ section.

We hedge our foreign currency funding positions back to sterling, so our foreign exchange positions tend to be residual exposures that remain after hedging. These positions could be, for example, to ‘spot’ foreign exchange rates or to cross currency basis. We monitor foreign exchange risk against absolute net exposures and VaR-based limits and triggers.

For more, see ‘Redenomination risk’ in the ‘Country risk exposure’ section and ‘Term Issuance’ in the ‘Wholesale funding’ section.

Income statement volatility risk

Most of our assets and liabilities in our banking book balance sheet are accrual accounted. We sometimes manage the risk profile from these assets and liabilities by using derivatives. As all derivatives are accounted for at fair value, this difference in accounting treatment can lead to volatility in the income statement. This happens even where the derivative is an economic hedge of the asset or liability.

We mitigate this volatility mainly through hedge accounting. We monitor any hedge accounting ineffectiveness that might lead to income statement volatility, with a VaR measure and trigger, reported monthly.

For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements.

108  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Managing and controlling banking market risk

—	We control banking market risk based on the Balance Sheet Management Risk Framework.

—	We articulate Risk Appetite by both the income and value sensitivity limits we set based on: – Our Risk Appetite – The limits for NIM and EVE sensitivities set by the Banco Santander group.

—

ALCO is responsible for managing our risk exposure, within limits. We also use triggers to flag when our exposures are nearing our limits. This also controls other material risk types, such as basis risk. To manage interest rate risk, we use derivatives (typically interest rate swaps) and natural offsets between asset and liability positions. We report positions to ALCO and the Board Risk Committee monthly.

Risk measures

For banking market risk, we mainly measure our market risk exposures with both NIM and EVE sensitivity analysis – supported by the risk measures we explained in the Trading market risk section.

NIM and EVE sensitivities

NIM and EVE sensitivity measures are commonly used in the financial services industry. The calculations for NIM and EVE sensitivities involve many assumptions, including expected customer behaviour (such as early repayment of loans) and how interest rates may move.

These assumptions are a key part of the overall control framework, so we update and review them regularly. Our NIM and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

NIM sensitivity

—

NIM sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period – usually 12 months.

—	We calculate NIM sensitivity by simulating the net interest margin using two yield curves. The difference between the two net interest margin totals is the NIM sensitivity.

—

Our main model assumptions are that:

–  The balance sheet is dynamic – meaning it includes the run-off of current assets and liabilities as well as retained and new business

–  We use a behavioural balance sheet rather than contractual one. This means we adjust balances for behavioural or assumed profile. We do this with most retail products whose behavioural maturity is less than the contractual maturity. This is usually because customers are exercising the option for early withdrawal or prepayment, or there is no contractual maturity.

EVE sensitivity

—

We calculate EVE as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel shifts in the yield curve.

—

We use a static balance sheet – all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour (whichever is appropriate), and there is no retained or new business.

The limitations of sensitivities

We use sensitivities to measure the impact of standard, instantaneous, parallel shifts in relevant yield curves (using a 0% interest rate floor where needed). The advantage of using standard parallel shifts is they generally give us a constant measure of the size of our market risk exposure, with a simple and consistent stress. This compares to specific scenarios like ‘flat rates’. The magnitude of flat rates depends on the shape of the current curve and the shift required to reach the flat rate scenario.

There is one exception to the relative simplicity of parallel shifts. In order to prevent negative interest rates, the yield curve may be ‘floored’ at 0%.

Using material parallel shocks does not always seem realistic, or it might not necessarily test the scenarios that have the most impact on us. So we run non-parallel stress tests too – to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses (usually one or three years).

Annual Report 2015

Risk review

Stress testing

We use stress testing of market risk factors to complement the risk measurement we get from standard sensitivities. Simple stress tests (like parallel shifts in relevant curves), give us clear measures of risk control and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests can:

–	Give us information about specific potential events
–	Test various outcomes that we might not capture through parallel stresses or VaR-type measures because of data or model limitations.

We can also use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models.

We discuss stress testing results at senior level management committees. They affect Corporate Centre’s decisions by highlighting possible risks in the banking book and the effectiveness of remedial actions we could take. We compare stress test results with stress limits and triggers set by our internal committees, or against metrics set by the PRA. If the results are over our limits or triggers, we take remedial actions and follow an escalation process.

We can adapt stress tests to reflect current concerns or market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios.

Our stress tests fall into one of these categories:

–	Specific, deterministic stress tests that are not referenced to market history or expectations (parallel stresses of a given size, for example)
–	Historic deterministic stress tests with changes in market risk factors based either on specific past events (like the situation in the fourth quarter of 2008) or on our statistical analysis of changes in the past
–	Hypothetical, deterministic stress tests, with the change in market risk factors based on our judgement of possible future rates in a given scenario.

We can produce stress tests using either income or value measures. They cover one or more categories of exposures accounted for on an accruals basis or at fair value. We use expert judgement both in defining appropriate hypothetical stress tests and any adjusting assumptions based on the balance sheet, management actions and customer behaviour.

Other ways of measuring risk

As well as using sensitivities and stress tests, we can measure banking market risk using net notional positions. This can give us a simple expression of our exposure, although it generally needs to be combined with other risk measures to cover all aspects of a risk profile (like projected changes over time).

The final metric we can use is VaR. VaR can be useful because it captures changes in economic values. However, VaR will not reflect the actual impact of most of our banking book assets and liabilities on our income statement. This is because they are accounted for at amortised cost rather than fair value.

Risk review

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 31 December 2015 and 2014. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel shifts.

	2015		2014
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	131	39	15	5
EVE sensitivity	86	(54)	103	(195)

The movement in sensitivities in 2015 was largely due to changes in the underlying models used for risk measurement purposes. The assumptions used in these have been updated to better reflect the current low rate environment. The increased volume of fixed rate assets left unhedged over the year also contributed to the increases. These increases were partially offset by growth in bank account liability volumes.

Basis risk

We measure basis risk using various risk measures, including VaR. The VaR measure uses the same VaR methodology as our trading book. The Basis Risk VaR at 31 December 2015 was £1m (2014: £3m). It reflects our basis risk exposure between the Base Rate, reserve rate linked assets deposited with central banks, the Sterling Overnight Index Average (SONIA) rate and between LIBOR rates of different terms. The reduction was largely due to growth in bank account liability volumes and a continued reduction in SVR mortgages. This was partially offset by including ten years of market data in the VaR model, instead of only two years, which resulted in more severe stresses being applied.

Inflation and spread risks

The VaR of the portfolios of securities we held for liquidity and investment purposes at 31 December 2015 was £3m (2014: £5m). The main risk factors remain the inflation and spread risk exposures of these positions. The reduction in VaR in 2015 was mainly due to a decrease in inflation risk driven by the ageing of the index-linked gilt portfolio.

We regularly stress test these portfolios against historical and hypothetical scenarios. Using the possible losses we estimate from the stress tests, we establish limits that complement our VaR-based limits. At 31 December 2015, using historic deterministic stress tests, we estimated the worst three month stressed loss for these portfolios to be £259m (2014: £218m). The increase in 2015 was due to more severe stresses to the underlying market risk factors to reflect a more prudent methodology, and changes in the composition of our bond portfolio as part of normal liquidity management activities.

110  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

         Liquidity risk

Liquidity risk is the risk that, while still being solvent, we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.

It is split into three parts:

–    Funding or structural liquidity risk: the risk that we may not have sufficient liquid assets to meet the payments required at a given time due to maturity transformation.

–    Contingent liquidity risk: the risk that future events may require a larger than expected amount of liquidity i.e. the risk of not having sufficient liquid assets to meet sudden and unexpected short-term obligations.

–    Market liquidity risk: the risk that assets we hold to mitigate the risk of failing to meet our obligations as they fall due, which are normally liquid, become illiquid when they are needed.

In this section, we describe our sources and uses of liquidity and how we manage liquidity risk. We also analyse our key liquidity metrics, including our Liquidity Coverage Ratio (LCR) and our eligible liquidity pool.

We then explain our funding strategy and structure and we also analyse our loan to deposit ratio (LDR) and our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics

LCR increased to 120%

Our LCR eligible liquidity pool decreased by £0.8bn to £38.7bn, reflecting lower liquidity funding requirements, largely due to short and medium-term funding maturities.

Wholesale funding with maturity of <1yr down to £21.1bn

Wholesale funding with a residual maturity of less than one year decreased by £2.0bn to £21.1bn in 2015, reflecting changes in the maturity profile of our medium-term funding.

LCR eligible liquidity pool coverage of wholesale funding of <1yr increased to 183%

Our LCR eligible liquidity pool significantly exceeded wholesale funding with a residual maturity of less than one year, with a 183% coverage ratio, up from 171% in 2014.

Loan-to-deposit ratio reduced to 121%

The LDR reduced to 121% in 2015 from 124% in 2014, mainly driven by the continued strong growth in retail current accounts and deposits in Commercial Banking and Global Corporate Banking.

Annual Report 2015

Risk review

SOURCES AND USES OF LIQUIDITY

Our main sources of liquidity

Most of our customer lending is financed by customer deposits. Although these funds are mostly callable, they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.

We also have a strong wholesale funding base which is diversified across locations and product types. We have active relationships with many counterparties across various sectors. These include banks, other financial institutions, corporates and investment funds. Our main sources of wholesale funding are:

–	Secured and unsecured money-market funding (includes unsecured cash, repurchase agreements, certificates of deposit and commercial paper issuance)
–	Senior debt issuance (includes public and private bond issuances)
–	Asset-backed funding (includes securitisation and covered bond issuance)
–	Subordinated debt and capital issuance (although the main purpose is not funding).

Our main programmes for issuing debt are managed by (and in the name of) Abbey National Treasury Services plc on its own behalf. Our US commercial paper programme is managed by (and in the name of) Abbey National Treasury Services plc, US branch. However, some issuances still remain in the name of Abbey National North America LLC – a guaranteed subsidiary of Santander UK plc. For more on our programmes, see Note 30 to the Consolidated Financial Statements.

We generate funding on the strength of our balance sheet, our profitability and our own network of investors. We do not rely on guarantees from Banco Santander SA or any other member of the Banco Santander group. We do not raise funds to finance other members of the Banco Santander group or guarantee their debts (other than some of our own subsidiaries). As a PRA-regulated group, Santander UK plc has to meet our PRA liquidity needs on a stand-alone basis.

While we manage our funding and liquidity on a stand-alone basis, we do coordinate our issuance plans with the rest of the Banco Santander group where appropriate. And while we manage, consolidate and monitor liquidity risk centrally, we also monitor, measure and control it in the business area it comes from.

Our main uses of liquidity

Our main uses of liquidity are:

–	Funding our lending in Retail Banking and Commercial Banking
–	Paying interest expenses
–	Paying dividends to shareholders
–	Repaying debt
–	Consideration for business combinations.

Our ability to pay dividends depends on various factors. These include our regulatory capital needs, distributable reserves and financial performance.

112  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Our key liquidity risks

Through our liquidity risk appetite framework, we manage our funding, or structural, market and contingent risks wherever they arise. This can be in any of the following areas:

Key risks	Description

Retail and Corporate deposit outflows	—	Risk of outflows if we are seen as more of a credit risk than our peers.

Wholesale secured and unsecured liquidity outflows	— —

Risk of wholesale unsecured deposits failing to roll over at maturity date.

Risk of wholesale secured funding with less liquid collateral failing to roll over at maturity date, or the roll over of funding into a form that requires more highly liquid collateral.

Off-balance sheet activities	— — — —

Risk of collateral outflows that could happen if our credit rating was downgraded. Credit rating downgrades could also lead to higher costs or less capacity to raise funding.

Risk of outflows of collateral we owe but that have not yet been called.

Risk of outflows of collateral due to market movements.

Risk of drawdowns on committed facilities based on facility type, and counterparty type and creditworthiness.

Other risks	— — — —

Funding concentrations – the risk of outflows against concentrations of wholesale secured financing providers.

Intra-day cash flows – risk of shortfall on the liquidity we need to support intra-day needs.

Intra-group commitments and support – the risk of cash in our subsidiaries becoming unavailable to the wider Santander UK group and contingent calls for funding from subsidiaries and affiliates.

Non-contractual outflows – the risk of outflows that are not contractual but are needed to support our future business and reputation.

Annual Report 2015

Risk review

LIQUIDITY RISK MANAGEMENT

We manage liquidity risk on a consolidated basis. We created our governance, oversight and control frameworks, and our liquidity risk appetite, on the same basis.

Under this model (and the PRA’s regulatory liquidity rules) Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub). Each member of the DoLSub is required to support the others by transferring surplus liquidity in times of stress. We manage liquidity flows between the DoLSub and other areas of our business efficiently. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date.

Our approach to liquidity risk

—	We identify, assess, manage and report liquidity risk in line with our liquidity risk framework.

—

We aim to comply with our liquidity risk appetite and requirements of our regulators. We do this by holding prudent levels of highly liquid assets. We also manage possible cash outflows and make sure we have access to funds from a wide range of sources.

—	Our Board delegates responsibility for liquidity risk to the CEO. In turn, he delegates the: – Management to the CFO – Control and oversight to the CRO and the Risk Division.
—

We maintain strong operational and management governance as part of our overall liquidity and funding risk management framework. We aim to be as resilient as possible to liquidity and funding stresses. We do this by structuring our balance sheet in a prudent and sensible way.

—

Our framework applies to all aspects of liquidity risk. It is in line with our liquidity risk appetite and we monitor it on a daily, weekly and monthly basis. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.

—

We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This also ensures we manage liquidity risks in our daily operations, strategy and planning.

Within our framework of prudent funding and liquidity management, we manage our activities to minimise our liquidity risk. We do this in part by distinguishing between short-term and strategic activities.

Short-term tactical liquidity management
Liquid resources

We maintain liquid assets, contingent liquidity and defined management actions to source funds. We do this to cover unexpected demands on cash in both a plausible and significant stress scenario and other more distant and severe but less probable scenarios. Our main stress events are large and unexpected deposit withdrawals by retail customers and the loss of unsecured wholesale funding.

Funding profile	We use metrics to help control outflows in different maturities.
Intra-day collateral management	We make sure we have enough collateral to support our involvement in payment and settlement systems.

Strategic funding management

Structural balance sheet shape

We manage our:

–  Maturity transformation (where we invest shorter-term funding in longer-term assets)

–  Use of wholesale funding for non-marketable assets

–  Use of non-marketable assets to generate liquidity.

Wholesale funding strategy

We avoid:

–  Relying too much on any individual or groups of customer, currency, market or product that might become highly correlated in a time of stress

–  Excessive concentrations in the maturity of our wholesale funding.

Wholesale funding capacity	We maintain and promote our client relationships, monitor our line availability and maintain our funding capacity by using lines and markets.

We set limits and triggers for our key tactical and strategic liquidity risk drivers. We monitor and report them monthly to oversight committees and the Board.

114  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Our liquidity risk appetite (unaudited)

The Board aims to make our balance sheet resilient at all times and for it to be perceived as such by stakeholders. This preserves our short and long-term viability. The Board recognises that as we are involved in maturity transformation, we cannot hold enough liquidity to cover all possible stress scenarios.

The Board requires us to hold enough liquidity to make sure we will survive the most plausible and significant stress scenario. We do this by keeping a prudent balance sheet structure and maintaining our approved liquid resources. We review this scenario regularly to keep it relevant to the current economic and market environment.

Our liquidity risk appetite statement is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed the rules of our regulators.

Our liquidity management principles are that we:

–	Use a funding structure that is in line with the composition of our asset base
–	Maintain a suitable retail deposit base. We do this by attracting stable deposits, but not relying too much on products that have tended, in the past, to be unstable in times of stress
–	Balance the growth of our assets and liabilities
–	Use short-term funding to manage our short-term commitments and volatility in funding
–	Use long-term funding to give diversification, manage the liquidity structure of our balance sheet and support our liquid resources
–	Use a funding strategy that:
–	Avoids relying too much on short-term wholesale funding
–	Attracts sustainable commercial deposits
–	Diversifies our sources, products and tenor of funding
–	Complies with our encumbrance policy.

Our liquidity risk appetite is approved by the Board, under advice from the Board Risk Committee. Our liquidity risk appetite, in the context of our overall risk appetite, is reviewed and approved by the Board each year or more often if needed. This can be due to changes in our business or approach. We do this to make sure our liquidity risk appetite stays in line with our current and planned business activities.

The CEO, under advice from the Executive Risk Committee, approves more detailed liquidity risk limits. The CRO, supported by the Risk Division, monitors our compliance with our liquidity risk appetite.

As well as the liquidity risk appetite, we comply with rules set by the PRA, other regulators and Banco Santander group standards.

Annual Report 2015

Risk review

Stress testing (unaudited)

We have a liquidity stress test framework in place that includes the most plausible and significant stress scenario. It is approved as part of our liquidity risk appetite. The liquidity outflows that come from this stress test must, to fit with our risk appetite, be fully covered with high-quality liquid assets.

We must cover the outcome of other plausible (but less likely) stress tests with a combination of:

–	High-quality liquid assets
–	Other liquid assets
–	Management actions sanctioned at the right level of governance.

Our Risk Division runs these stress tests. They are:

Activity	Description

Our liquidity risk appetite stress	A comprehensive stress test that looks at all our risks during an idiosyncratic shock in a time of market-wide disruption that causes a loss of confidence in our brand.

Global economic stress	A stress test that looks at a slowdown in emerging markets that results in a downturn in the UK housing market.

US stress	Stress tests that look at the impact of losing the confidence of investors in the US, affecting our access to US funding markets.

Acute retail stress	Stress tests that look at the impact of losing the confidence of retail depositors, causing major, acute loss of deposits.

Slow bleed stress	Stress tests that look at the impact of a prolonged loss of deposits.

Wholesale stress	A stress test where losing corporate and wholesale customer confidence causes us a prolonged loss of deposits.

Protracted stress	A 12-month stress with a three-month period of severe liquidity constraint and the loss of retail customer confidence and subsequent loss of deposits

Eurozone severe stress

A stress test that looks at a more extreme scenario in which a major deterioration in the eurozone economies has a knock-on (or contagion) effect on us, causing severe liability outflows and rating agency action.

We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our liquidity risk appetite and our regulatory liquidity metrics.

Financial adaptability

We also consider our ability to change the amounts and timing of cash flows to respond to unexpected needs or opportunities. To determine our financial adaptability, we have considered our ability to:

–	Find new sources of finance
–	Get financial support from other Banco Santander group companies
–	Continue in business by reducing our operations or using different resources.

116  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Compliance with internal and regulatory stress tests

In 2015, we monitored and reported the:

–	PRA Individual Liquidity Guidance (ILG)
–	Basel III regime LCR defined by the relevant EU Delegated Act and updated PRA liquidity regime.
–	Net Stable Funding Ratio (NSFR). We do this even though the rules for this ratio are not yet finalised.

We reviewed and revised our liquidity risk appetite in 2015. We updated it to represent the coverage of our most plausible and significant stress by qualifying liquid resources. This stress scenario is more severe than the one we used in 2014, so it requires us to hold more eligible liquid assets.

In 2014, the LRA Pillar 2 stress was focused on the next most plausible stress event that might occur. This was viewed to possibly result from the review by Standard & Poor’s (S&P) of the credit ratings of UK banks that followed the UK government decision to implement the EU Bank Resolution and Recovery Directive ahead of other EU states.

In 2015, S&P completed their review and affirmed our credit rating. As a result, we have updated the scenario. The most plausible stress that we could face is now considered more distant but more significant than the one in 2014. This is due to the current economic and geopolitical climate.

This table shows the Santander UK LRA and LCR reflecting the stress testing methodology in place at that time.

	LRA (two-month Santander UK specific requirement)		LCR
	2015 £bn	2014 £bn	2015 £bn	2014(1) £bn
Eligible liquidity pool	34.4	36.6	37.8	38.9

Asset inflows	0.8	0.5	1.5	1.0

Stress outflows:
Retail and commercial deposit outflows	(9.2)	(5.3)	(7.6)	(7.0)
Wholesale funding and derivatives	(9.0)	(12.8)	(16.3)	(19.0)
Contractual credit rating downgrade exposure	(4.4)	(5.3)	(5.9)	(7.3)
Drawdowns of loan commitments	(2.7)	(2.2)	(3.1)	(3.0)
Other	(1.2)	(1.6)	–	–
Total stress net cash outflows	(25.7)	(26.7)	(31.4)	(35.3)
Surplus	8.7	9.9	6.4	3.6
Liquidity pool as a percentage of anticipated net cash flows	134%	137%	120%	110%
(1)	Non-IFRS measure. See page 332.

Annual Report 2015

Risk review

OUR LIQUIDITY POOL

To minimise our liquidity risk we hold a portfolio of unencumbered liquid assets at all times.

Our liquidity risk appetite and regulatory requirements determine the size and composition of this portfolio.

LCR eligible liquidity pool

This table shows the carrying value and liquidity value of the assets in our eligible liquidity pool at 31 December 2015 and 2014. It also shows the weighted average carrying value in the year:

	Carrying value		Liquidity value(1)		Weighted average carrying value in the year
	2015 £bn	2014 £bn	2015 £bn	2014 £bn	2015 £bn	2014 £bn
Cash and deposits with central banks	15.9	22.5	15.9	22.5	19.1	24.5
Government bonds	18.1	13.1	17.8	13.1	12.5	5.6
Supranational bonds and multilateral development banks	1.2	1.0	1.2	1.0	1.1	0.9
Covered bonds	2.1	1.8	1.8	1.6	2.3	2.0
Asset-backed securities	0.7	0.5	0.7	0.4	0.6	0.2
Corporate bonds	0.1	–	0.1	–	0.1	0.6
Equities	0.6	0.6	0.3	0.3	0.5	0.8
	38.7	39.5	37.8	38.9	36.2	34.6

(1)	Liquidity value is the carrying value with the applicable LCR haircut applied.

Our LCR eligible liquidity pool consists of high-quality liquid assets included in the LCR.

The key qualifying criteria are:

–	Available cash and central bank reserves that we can draw
–	Government bonds or government-guaranteed bonds, but only if the issuer is a central government, central bank, local authority or a regional government of the European Economic Area (EEA) and other sovereigns. They must meet minimum credit ratings
–	Supranational bonds and multilateral development banks or issuances guaranteed by these bodies
–	Covered bonds. They must meet minimum credit ratings or residual weighted average lives, asset coverage levels, issue size and other criteria for local regulation
–	Senior tranches of asset-backed securities. These include RMBSs issued by an EEA country. They are subject to minimum credit ratings, loan-to-value levels, residual weighted average lives and exposure levels
–	Corporate bonds. They must meet minimum credit ratings, maximum tenor on issuance and size
–	Equity shares that are listed on major stock indices. They must meet type of issuer and minimum price volatility levels.

We regularly test the liquidity of our eligible liquidity pool, in line with PRA and Basel rules. We do this by realising some of the assets through repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool.

As well as our eligible liquidity pool, we have access to other unencumbered assets. These give us a source of contingent liquidity. We can realise some of these assets in a time of stress to create liquidity through repurchase or outright sale to the market.

118  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Balance sheet classification

This table shows the carrying value of the assets in our eligible liquidity pool in our Consolidated Balance Sheet – or their treatment as off-balance sheet at 31 December 2015 and 2014.

		On balance sheet				Off balance sheet
	Eligible liquidity pool	Cash and balances at central banks	Trading assets	Available-for- sale securities	Loans and receivables securities	Collateral received/ (pledged)
	£bn	£bn	£bn	£bn	£bn	£bn
2015
Cash and deposits with central banks	15.9	15.9	–	–	–	–
Government bonds	18.1	–	3.9	4.3	–	9.9
Supranational bonds and multilateral development banks	1.2	–	–	1.2	–	–
Covered bonds	2.1	–	–	2.4	–	(0.3)
Asset-backed securities	0.7	–	–	0.6	0.1	–
Corporate bonds	0.1	–	–	0.1	–	–
Equities	0.6	–	5.7	–	–	(5.1)
	38.7	15.9	9.6	8.6	0.1	4.5

2014
Cash and deposits with central banks	22.5	22.5	–	–	–	–
Government bonds	13.1	–	6.3	4.5	–	2.3
Supranational bonds and multilateral development banks	1.0	–	–	1.1	–	(0.1)
Covered bonds	1.8	–	–	2.2	–	(0.4)
Asset-backed securities	0.5	–	–	0.4	0.1	–
Corporate bonds	–	–	–	–	–	–
Equities	0.6	–	3.5	–	–	(2.9)
	39.5	22.5	9.8	8.2	0.1	(1.1)

Geographical distribution

This table shows the geographical distribution of the carrying value of the assets in our eligible liquidity pool at 31 December 2015 and 2014:

	UK £bn	USA £bn	EEA £bn		Other £bn		Total £bn
2015
Cash and deposits with central banks	13.7	2.2	–		–		15.9
Government bonds(3)	10.6	4.9	1.5	(1)	1.1	(2)	18.1
Supranational bonds and multilateral development banks(4)	0.1	0.6	–		0.5		1.2
Covered bonds(5)	0.3	0.1	1.1		0.6		2.1
Asset-backed securities(6)	0.5	–	0.1		0.1		0.7
Corporate bonds(7)	–	–	0.1		–		0.1
Equities	0.1	–	0.4		0.1		0.6
	25.3	7.8	3.2		2.4		38.7

2014
Cash and deposits with central banks	18.1	4.4	–		–		22.5
Government bonds(3)	9.2	3.2	0.6	(1)	0.1	(2)	13.1
Supranational bonds and multilateral development banks(4)	–	0.5	0.5		–		1.0
Covered bonds(5)	0.3	–	1.4		0.1		1.8
Asset-backed securities(6)	0.3	–	0.2		–		0.5
Corporate bonds(7)	–	–	–		–		–
Equities	0.4	–	0.1		0.1		0.6
	28.3	8.1	2.8		0.3		39.5

(1)	Consists of Germany of £0.9bn (2014: £0.6bn), Netherlands of £0.2bn (2014: £nil), France of £0.2bn (2014: £nil) and other countries of £0.2bn (2014: £nil).
(2)	Consists of Japan of £1.1bn (2014: £nil) and Switzerland of £nil (2014: £0.1bn).
(3)	Consists of AAA rated bonds of £11.6bn (2014: £8.4bn), AA+ rated bonds of £5.1bn (2014: £4.6bn), AA rated bonds of £0.3bn (2014: £0.1bn) and A rated bonds of £1.1bn (2014: £nil).
(4)	Consists of AAA rated bonds of £1.2bn (2014: £0.9bn) and AA+ rated bonds of £nil (2014: £0.1bn).
(5)	Consists of AAA rated bonds of £2.0bn (2014: £1.7bn), AA+ rated bonds of £0.1bn (2014: £nil) and A rated bonds of £nil (2014: £0.1bn).
(6)	Consists of AAA rated bonds of £0.7bn (2014: £0.5bn).
(7)	Consists of AA rated bonds of £0.1bn (2014: £nil).

Annual Report 2015

Risk review

Currency analysis

This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2015 and 2014:

	US Dollar £bn	Euro £bn	Sterling £bn	Other £bn	Total £bn
2015	9.8	1.5	26.3	1.1	38.7
2014	9.6	1.4	28.3	0.2	39.5

Composition of the eligible liquidity pool

This table shows the allocation of the carrying value of the assets in our eligible liquidity pool for LRA, PRA and LCR purposes at 31 December 2015 and 2014. Following the PRA’s adoption of the EBA regime in 2015, the qualifying criteria for inclusion in the eligible liquidity pool for PRA and LCR purposes are now aligned.

	Eligible	Of which	Of which	Of which LCR eligible
	liquidity	LRA	PRA
	pool	eligible	eligible	Level 1	Level 2A	Level 2B
	£bn	£bn	£bn	£bn	£bn	£bn
2015
Cash and deposits with central banks	15.9	14.8	15.9	15.9	–	–
Government bonds	18.1	18.1	18.1	17.0	1.1	–
Supranational bonds and multilateral development banks	1.2	1.2	1.2	1.2	–	–
Covered bonds	2.1	1.8	2.1	1.5	0.6	–
Asset backed securities	0.7	0.4	0.7	–	–	0.7
Corporate bonds	0.1	–	0.1	–	0.1	–
Equities	0.6	0.6	0.6	–	–	0.6
	38.7	36.9	38.7	35.6	1.8	1.3
2014
Cash and deposits with central banks	22.5	20.8	20.8	22.5	–	–
Government bonds	13.1	13.1	12.6	13.1	–	–
Supranational bonds and multilateral development banks	1.0	1.0	1.0	1.0	–	–
Covered bonds	1.8	1.8	–	1.4	0.4	–
Asset backed securities	0.5	0.5	–	–	–	0.5
Corporate bonds	–	–	–	–	–	–
Equities	0.6	–	–	–	–	0.6
	39.5	37.2	34.4	38.0	0.4	1.1

2015 compared to 2014 (unaudited)

Late 2014 and the first half of 2015 saw an easing of monetary policy after the European Central Bank (ECB) announcement in January of a programme of sovereign bond purchases which is planned to continue until March 2017 or until a sustained adjustment to inflation is achieved. In addition, general concerns about global economic growth and the risk of deflation led other central banks to ease their monetary policy. This resulted in lower short-term interest rates and, with some volatility, longer-term rates.

Investor sentiment remained positive through the year, continuing the trend in 2014 of a search for enhanced yield and increased appetite for riskier assets. This positive trend was not significantly impacted by uncertainty surrounding Greece and the eurozone. In the second half of the year, focus shifted towards the economic situation in China and emerging markets. This saw a withdrawal of capital from these areas, and a focus on the timing and trajectory of rate increases in the US and the UK. Other geopolitical tensions did not have a discernible impact.

In 2015, we continued to benefit from our strong liquidity position and conservative balance sheet structure. This was reflected by S&P affirming our credit rating as part of their UK banking assessment, while some peer banks experienced a credit rating downgrade.

Throughout 2015, we maintained robust risk management controls to monitor and manage the levels of our eligible liquidity pool and encumbrance. Our eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 183% at 31 December 2015 (2014: 171%). The change in the coverage ratio (which is expected to be volatile due to the management of normal short-term business commitments) was driven mainly by:

–	A decrease in wholesale funding with a residual maturity of less than one year of £2.0bn to £21.1bn at 31 December 2015 (2014: £23.1bn). This reflected changes in the maturity profile of our medium-term funding.
–	An offsetting decrease in eligible liquidity pool assets by £0.8bn to £38.7bn at 31 December 2015 (2014: £39.5bn). This reflected lower liquidity requirements, largely due to the phasing of short-term funding and of medium-term maturities.

The LCR increased to 120% at 31 December 2015 (2014: 110%(1)).

(1) Non-IFRS measure. See page 332.

120  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

OUR FUNDING STRATEGY AND STRUCTURE (unaudited)

Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding.

Most of our funding comes from customer deposits. The rest is sourced from a mix of secured and unsecured funding in the wholesale markets. This means that we do not rely too heavily on wholesale funds, both medium and short-term. At the same time it makes sure our sources of funding are not too concentrated on any one product. We have checks and controls to limit our asset encumbrance from secured funding operations. Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. More than 90% of our total core retail customer liabilities are covered by the Financial Services Compensation Scheme (the FSCS).

Behavioural maturities

The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation that underpins the role of banks to lend long-term, but to fund themselves mostly with shorter-term liabilities, like customer deposits.

We achieve this by diversifying our funding operations across a wide customer base, both in numbers and by type of depositor. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than the contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress.

We model behaviour profiles using our experience of historical customer behaviour. We use these behavioural maturities to determine the funds transfer pricing interest rates at which we reward and charge our business units for sources and uses of funds. We will apply this rate until a customer changes onto a different product or service offered by us or by one of our competitors.

We continue to improve the quality of our retail, commercial and wholesale deposits. Across all customer segments, we aim to deepen our customer relationships. We do this to lengthen the contractual and behavioural profile of our liability base. In Retail Banking, we support this aim with attractive products such as the 1l2l3 World offering.

Deposit funding

This table shows our customer loans, customer deposits and loan-to-deposit ratio at 31 December 2015 and 2014. Retail Banking and Commercial Banking activities are mostly funded by customer deposits. The rest is funded by long-term debt and equity (including funding secured against our customer loans and advances).

The data for our business segments does not include accrued interest. The total data includes accrued interest but does not include repurchase and reverse repurchase agreements.

	Customer loans £bn	Customer deposits £bn	Loan-to- deposit ratio %
2015
Retail Banking	164.8	137.3	120
Commercial Banking	20.9	18.1	115
Global Corporate Banking	5.5	3.0	183
Corporate Centre	7.4	3.9	190
Total customer loans and deposits	198.6	162.3
Adjust for: fair value loans, loan loss reserves, accrued interest and other	(0.6)	0.9
Statutory loans and advances to customers/deposits by customers(1)	198.0	163.2
Less: repurchase agreements and reverse repurchase agreements	(1.0)	(0.5)
Total(2)	197.0	162.7	121
2014
Retail Banking	158.5	129.6	122
Commercial Banking	18.7	15.3	122
Global Corporate Banking	5.2	2.3	226
Corporate Centre	8.3	5.2	160
Total customer loans and deposits	190.7	152.4
Adjust for: fair value loans, loan loss reserves, accrued interest and other	(2.0)	1.2
Statutory loans and advances to customers/deposits by customers(1)	188.7	153.6
Less: repurchase agreements and reverse repurchase agreements	(0.2)	(0.5)
Total(2)	188.5	153.1	124

(1)	The customer loans and customer deposits numbers are the balances disclosed in Notes 16 and 27 to the Consolidated Financial Statements respectively. The customer deposits balance above excludes downstreamed funding from our immediate parent, Santander UK Group Holdings plc, of £0.8bn (2014: £nil).
(2)	We calculate the total loan-to-deposit ratio as loans and advances to customers (excluding reverse repurchase agreements) divided by deposits by customers (excluding repurchase agreements).

Annual Report 2015

Risk review

Wholesale funding

Wholesale funding and issuance model

The Banco Santander group is a multiple point of entry resolution group. This means that should it fail, it would be split up into parts. Healthy parts might be sold or be maintained as a residual group without their distressed sister companies. The resolution of the distressed parts might be effected via ‘bail in’ of bonds that had been issued to the market by a regional intermediate holding company.

Santander UK Group Holdings plc is a single point of entry resolution group. This means that resolution would work downwards from the group’s holding company (i.e. Santander UK Group Holdings plc). Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company is bankrupt as a result, the group needs resolving. The ‘bail in’ tool is applied to the holding company, with the equity being written off and bonds converted as necessary into equity to recapitalise the group. Those bondholders would become the new owners. The group would stay together.

Santander UK Group Holdings plc is the immediate holding company of Santander UK plc, which in turn is the immediate parent company of Abbey National Treasury Services plc. This structure, as set out below, is a Bank of England recommended configuration which aims to resolve banks without disrupting the activities of their operating companies, thereby maintaining continuity of services for customers.

Our current structure is:

The cross guarantees have the effect of aligning the interests of the class of creditors covered by the cross guarantees across the operating companies.

The PRA regulates our capital (including dividends and AT1 coupon payments) and large exposures. We are also required to satisfy the PRA that we can withstand capital and liquidity stresses on a standalone basis.

Santander UK Group Holdings plc issues:

–	Senior unsecured
–	Subordinated debt.

Santander UK plc and ANTS plc issuance includes:

–	Covered bonds
–	Mortgages for RMBS vehicles
–	Senior unsecured
–	Short-term funding, such as commercial paper and certificates of deposit.

During 2015, we received further clarity regarding the TLAC and MREL requirements. We believe the most efficient way of meeting the majority of our requirements will be through the issuance of senior unsecured debt from Santander UK Group Holdings plc, downstreamed to our operating companies transparently in a compliant form.

Composition of wholesale funding

We are active in the wholesale markets and we have direct access to both money market and long-term investors through our funding programmes. This makes our wholesale funding well diversified by product, maturity, geography and currency. This includes currencies available across a range of channels from:

–	Money markets
–	Repo markets
–	Senior unsecured, secured, medium-term and subordinated debt.

122  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities financing repurchase and reverse respurchase agreements. The table is based on exchange rates at issue and scheduled repayments. It does not reflect the final contractual maturity of the funding.

	Not more than 1 month	Over 1 but not more than 3 months	Over 3 but not more than 6 months	Over 6 but not more than 9 months	Over 9 but not more than 12 months	Sub-total less than 1 year	Over 1 but not more than 2 years	Over 2 but not more than 5 years	Over 5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2015
Deposits by banks	0.2	0.8	–	–	–	1.0	–	–	–	1.0
(non-customer deposits)
CDs and Commercial Paper	1.6	3.2	1.7	0.6	0.1	7.2	–	–	–	7.2
Senior unsecured:
– public benchmark(1)	–	–	0.7	–	–	0.7	1.8	7.9	3.0	13.4
– privately placed	0.5	–	0.2	0.7	0.6	2.0	1.8	2.0	0.2	6.0
Covered bonds	–	–	–	0.9	1.6	2.5	3.2	3.7	6.9	16.3
Securitisation and Structured Issuance	1.8	0.7	1.4	2.1	1.7	7.7	4.8	2.3	0.7	15.5
Subordinated liabilities and equity (including AT1 issuances) (2)	–	–	–	–	–	–	0.1	1.2	4.0	5.3
Total at 2015	4.1	4.7	4.0	4.3	4.0	21.1	11.7	17.1	14.8	64.7
Of which:
– secured	1.8	0.7	1.4	3.0	3.3	10.2	8.0	6.0	7.6	31.8
– unsecured	2.3	4.0	2.6	1.3	0.7	10.9	3.7	11.1	7.2	32.9

2014
Deposits by banks	0.9	0.9	0.1	–	–	1.9	–	–	–	1.9
(non-customer deposits)
CDs and Commercial Paper	2.0	4.4	1.2	0.4	0.1	8.1	0.2	–	–	8.3
Senior unsecured:	–	–	0.2	–	0.9	1.1	0.6	4.7	2.5	8.9
– public benchmark(1)
– privately placed	–	0.1	0.1	0.3	0.1	0.6	2.0	1.7	0.7	5.0
Covered bonds	–	0.7	2.1	–	–	2.8	2.5	5.2	7.2	17.7
Securitisation and Structured Issuance	2.5	0.1	2.9	1.1	1.1	7.7	6.6	4.6	0.7	19.6
Subordinated liabilities and equity (including AT1 issuances)(2)	0.1	–	–	0.8	–	0.9	–	1.3	2.6	4.8
Total at 2014	5.5	6.2	6.6	2.6	2.2	23.1	11.9	17.5	13.7	66.2
Of which:
– secured	2.5	0.8	5.0	1.1	1.1	10.5	9.1	9.8	7.9	37.3
– unsecured	3.0	5.4	1.6	1.5	1.1	12.6	2.8	7.7	5.8	28.9

(1)	This includes downstream funding from our immediate parent company, Santander UK Group Holdings plc. £168m (2014: £nil) was in respect of the issuance of a ¥30bn senior unsecured probond in two tranches (3 and 5 year), and £675m (2014: £nil) was in respect of the issuance of a $1bn 5 year senior unsecured SEC registered benchmark issuance. For more details see Note 30 to the Consolidated Financial Statements.
(2)	This includes downstream funding from our immediate parent company, Santander UK Group Holdings plc. £1,016m (2014: £nil) was in respect of the issuance of Tier 2 Dated Subordinated Notes and £1,550m (2014: £800m) was in respect of the issuance of Perpetual Capital Securities. See Notes 31 and 36 to the Consolidated Financial Statements.

Annual Report 2015

Risk review

Currency composition of wholesale funds

When we raise term funding in foreign currencies, we use cross currency matched swaps to convert it into sterling. When we raise short-term deposits in US dollars or euros, we either swap them into sterling, use them to buy eligible liquidity pool assets or place funds at the US Federal Reserve. This table shows our wholesale funding by major currency at 31 December 2015 and 2014.

	Sterling %	US Dollar %	Euro %	Other currencies %
2015
Deposits by banks (non-customer deposits)	18	82	–	–
CDs and Commercial Paper	36	47	17	–
Senior unsecured – public benchmark	12	44	43	1
– privately placed	9	9	79	3
Covered bonds	35	–	64	1
Securitisation and Structured Issuance	52	28	20	–
Subordinated liabilities and equity (including AT1 issuance)	58	41	–	1
	33	26	40	1
2014
Deposits by banks (non-customer deposits)	7	77	16	–
CDs and Commercial Paper	19	64	17	–
Senior unsecured – public benchmark	10	43	45	2
– privately placed	18	13	66	3
Covered bonds	32	–	67	1
Securitisation and Structured Issuance	40	30	29	1
Subordinated liabilities and equity (including AT1 issuance)	71	26	–	3
	31	27	41	1

Reconciliation of wholesale funding to the balance sheet

This table reconciles our wholesale funding to our balance sheet at 31 December 2015 and 2014.

		Balance sheet line item
	Funding	Deposits		Deposits by		Debt	Financial	Trading		Subordinated	Share capital and
	analysis	by banks		customers	(2)	securities	liabilities at	liabilities		liabilities	other equity
						in issue	fair value				instruments(4)
											£bn
	£bn	£bn		£bn		£bn	£bn	£bn		£bn
2015
Deposits by banks (non-customer deposits)	1.0	–		–		–	–	1.0		–	–
CDs and Commercial Paper	7.2	–		–		7.2	–	–		–	–
Senior unsecured – public benchmark	13.4	–		0.8		12.6	–	–		–	–
– privately placed	6.0	–		–		4.0	2.0	–		–	–
Covered bonds	16.3	–		–		16.3	–	–		–	–
Securitisation and Structured Issuance	15.5	4.2		0.5		9.7	–	1.1		–	–
Subordinated liabilities and equity	5.3	–		–		–	–	–		3.5	1.8
Total wholesale funding	64.7	4.2		1.3		49.8	2.0	2.1		3.5	1.8
Repos	6.6	–		–		–	–	6.6		–	–
Foreign exchange and hedge accounting	0.3	–		–		(0.1)	–	–		0.4	–
Other	8.1	4.1	(1)	–		–	–	4.0	(3)	–	–
Balance sheet total	79.7	8.3		1.3		49.7	2.0	12.7		3.9	1.8

2014
Deposits by banks (non-customer deposits)	1.9	–		–		–	–	1.9		–	–
CDs and Commercial Paper	8.3	–		–		8.0	0.3	–		–	–
Senior unsecured – public benchmark	8.9	–		–		8.9	–	–		–	–
– privately placed	5.0	–		–		2.5	2.5	–		–	–
Covered bonds	17.7	–		–		17.7	–	–		–	–
Securitisation and Structured Issuance	19.6	4.8		0.5		14.1	–	0.2		–	–
Subordinated liabilities and equity	4.8	–		–		–	–	–		3.7	1.1
Total wholesale funding	66.2	4.8		0.5		51.2	2.8	2.1		3.7	1.1
Repos	8.4	–		–		–	–	8.4		–	–
Foreign exchange and hedge accounting	0.7	–		–		0.6	–	–		0.1	–
Other	8.4	3.4	(1)	–		–	–	4.8	(3)	0.2	–
Balance sheet total	83.7	8.2		0.5		51.8	2.8	15.3		4.0	1.1

(1)	Mainly items in the course of transmission and other deposits. See Note 26 to the Consolidated Financial Statements.
(2)	This is included in our balance sheet total of £164,074m (2014: £153,606m).
(3)	Short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 28 to the Consolidated Financial Statements.
(4)	This is £14m (2014: £35m) fixed/floating rate non-cumulative callable preference shares, £235m (2014: £297m) Step-up Callable Perpetual Reserve Capital Instruments, £7m (2014: £7m) of Step-up Callable Perpetual Preferred Securities and £1,550m (2014: £800m) Perpetual Capital Securities. See Note 36 to the Consolidated Financial Statements.

124  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

As well as deposit and wholesale funding, we have access to these UK Government schemes:

i) Funding for Lending Scheme (FLS)

The FLS is designed to boost lending to UK households and non-financial companies. It does this by giving funding to banks and building societies for an extended period – it links both the price and quantity of funding to the net UK non-financial sector lending over a specified period. The FLS lets participants borrow UK Treasury bills in exchange for eligible collateral in a drawdown window.

ii) Contingent Term Repo Facility (CTRF)

The CTRF gives short-term liquidity to the market through monthly auctions using eligible collateral as security.

iii) Indexed Long-Term Repo (ILTR)

The ILTR is aimed at banks, building societies and broker-dealers with a predictable need for liquid assets. The Bank of England offers funds via an ILTR operation once each calendar month, normally with a six-month maturity. Participants can borrow using eligible collateral as security.

For each of these schemes, eligible collateral includes all collateral that is eligible in the Bank of England’s Discount Window Facility.

Term issuance

In 2015, our term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Yen	Total	Total
					2015	2014
	£bn	£bn	£bn	£bn	£bn	£bn
Securitisations	0.9	0.8	–	–	1.7	1.8
Covered bonds – public benchmark	0.7	–	0.7	–	1.4	2.2
– privately placed	–	–	–	–	–	–
Structured notes	0.1	–	–	–	0.1	0.4
Senior unsecured – public benchmark	0.8	1.9	2.5	0.2	5.4	4.7
– privately placed	–	–	1.7	–	1.7	3.0
Subordinated debt and equity (including AT1 issuance)	0.8	1.0	–	–	1.8	0.8
Total gross issuances	3.3	3.7	4.9	0.2	12.1	12.9

2015 compared to 2014 (unaudited)

Together with our immediate parent, Santander UK Group Holdings plc, our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as to support our credit ratings. As in 2014, the majority of our new issuance was in the unsecured markets.

2015 provided, on the whole, stable market conditions. Mid-year was dominated by market instability caused by uncertainty over Greece’s membership of the eurozone. In the second half of the year, we saw increased volatility due to the economic situation in China and certain markets, and price pressures in the commodities market. However, the funding markets that we operate in continued to offer us economically viable sources of funding. Our cost of wholesale funding continued to fall due to replacing more expensive MTF maturities with lower cost new issuance in the now lower spread environment. However, the cost of funding associated with issuances downstreamed from our immediate parent is likely to offset this reduction in the future.

In 2015, our term issuance was £12.1bn (2014: £12.9bn), of which our medium term issuance was £10.3bn (2014: £12.1bn):

–	We issued seven public senior unsecured securities and received downstreamed funding, in the form of loans that rank pari passu with our existing senior unsecured liabilities, from three public issuances by our immediate parent. These three issuances included an inaugural $1bn 5 year senior unsecured SEC registered benchmark transaction in October as well as the issuance of our first senior unsecured probond in the Japanese markets in December – ¥30bn in two tranches (3 and 5 year)
–	In June 2015, the Company issued £750m Perpetual Capital Securities and in September, the Company issued $1.5bn of Tier 2 Dated Subordinated Notes in two tranches (10 and 30 year). In each instance these were issued to our immediate parent, Santander UK Group Holdings plc
–	We also issued residential mortgage-backed securities and two covered bonds. These forms of financing permit us to benefit from our prime UK mortgage assets.

Maturities in 2015 were £12.3bn (2014: £14.4bn). At 31 December 2015, 67% (2014: 65%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 43 months (2014: 40 months).

In 2015, our continuing strategy of building closer customer relationships through the 1I2I3 World retail offering created additional current account liabilities that further strengthened this stable funding source.

We made no additional drawings of Treasury Bills under the FLS in 2015. The total drawn down remained £2.2bn at 31 December 2015 (2014: £2.2bn).

Annual Report 2015

Risk review

Encumbrance

Being able to pledge assets as collateral is an integral part of a financial institution’s operations. It includes:

–	Asset securitisation or related structured funding
–	Pledging collateral to support using payment or settlement systems
–	Entering into derivatives, securities repurchase agreements and securities borrowing arrangements.

An asset is encumbered if it has been pledged as collateral against an existing liability. This means it is no longer available to secure funding, meet collateral needs or be sold to reduce future funding needs.

We do various things that lead to asset encumbrance. These include where we:

–	Enter into securitisation, covered bonds, and repurchase agreements (including central bank programmes) to access medium and long-term funding
–	Enter into short-term funding transactions. These include repurchase agreements, reverse repurchase agreements and stock borrowing to support our trading strategies
–	Participate in payment and settlement systems
–	Post collateral as part of derivatives activity.

We monitor our mix of secured and unsecured funding sources in our funding plan. We aim to use our available collateral efficiently to raise secured funding and to meet our other collateralised obligations.

Our biggest source of encumbrance is where we use our mortgage portfolio to raise funds via securitisation, covered bonds or other structured borrowing. We control our levels of encumbrance from these by setting a minimum level of unencumbered assets that must be available after factoring in:

–	Our future funding plans
–	Whether we can use our assets for our future collateral needs
–	The impact of possible stress conditions
–	Our current level of encumbrance.

On-balance sheet encumbered and unencumbered assets

	Assets encumbered as a result of transactions				Other assets (comprising assets encumbered at the central bank
	with counterparties other than central banks				and unencumbered assets)
						Assets not positioned at the central bank
	As a result	As a result	Other	Total	Assets positioned	Readily	Other assets	Cannot be	Total	Total
	of covered	of securitis-			at the central bank	available for	that are	encumbered		assets
	bonds	ations			(i.e. pre-positioned	encumbrance	capable of
					plus encumbered)		being
							encumbered
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2015
Cash and balances at central banks(1)(2)	–	–	–	–	340	16,502	–	–	16,842	16,842
Trading assets	–	–	14,305	14,305	–	2,298	7,358	–	9,656	23,961
Derivative financial instruments	–	–	–	–	–	–	–	20,911	20,911	20,911
Financial assets designated at fair value	–	–	–	–	–	1,721	677	–	2,398	2,398
Loans and advances to banks	–	–	91	91	–	462	2,995	–	3,457	3,548
Loans and advances to customers	23,390	24,111	13	47,514	27,648	96,872	5,640	20,371	150,531	198,045
Loans and receivables securities	–	–	–	–	–	52	–	–	52	52
Available-for-sale securities	–	–	1,716	1,716	–	7,296	–	–	7,296	9,012
Macro hedge of interest rate risk	–	–	–	–	–	–	–	781	781	781
Interests in other entities	–	–	–	–	–	–	–	48	48	48
Intangible assets	–	–	–	–	–	–	–	2,231	2,231	2,231
Property, plant and equipment	–	–	–	–	–	–	1,597	–	1,597	1,597
Current tax assets	–	–	–	–	–	–	–	49	49	49
Deferred tax assets	–	–	–	–	–	–	–	–	–	–
Retirement benefit assets	–	–	–	–	–	–	–	556	556	556
Other assets	–	–	–	–	–	–	–	1,375	1,375	1,375
Total assets	23,390	24,111	16,125	63,626	27,988	125,203	18,267	46,322	217,780	281,406

(1)	Encumbered cash and balances at central banks are minimum cash balances we are required to hold at central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.

126  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

	Assets encumbered as a result of transactions				Other assets (comprising assets encumbered at the central bank
	with counterparties other than central banks				and unencumbered assets)
						Assets not positioned at the central bank
	As a result	As a result	Other	Total	Assets positioned	Readily	Other assets	Cannot be	Total	Total
	of covered	of securitis-			at the central bank	available for	that are	encumbered		assets
	bonds	ations			(i.e. pre-positioned	encumbrance	capable of
					plus encumbered)		being
							encumbered
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2014
Cash and balances at central banks(1)(2)	–	–	–	–	318	22,244	–	–	22,562	22,562
Trading assets	–	–	15,086	15,086	–	802	5,812	–	6,614	21,700
Derivative financial instruments	–	–	–	–	–	–	–	23,021	23,021	23,021
Financial assets designated at fair value	–	–	8	8	–	2,100	773	–	2,873	2,881
Loans and advances to banks	–	–	122	122	–	–	1,935	–	1,935	2,057
Loans and advances to customers	25,468	27,902	–	53,370	32,461	77,703	8,581	16,576	135,321	188,691
Loans and receivables securities	–	–	–	–	–	118	–	–	118	118
Available-for-sale securities	–	–	1,527	1,527	–	7,417	–	–	7,417	8,944
Macro hedge of interest rate risk	–	–	–	–	–	–	–	963	963	963
Interests in other entities	–	–	–	–	–	–	–	38	38	38
Intangible assets	–	–	–	–	–	–	–	2,187	2,187	2,187
Property, plant and equipment	–	–	–	–	–	–	1,624	–	1,624	1,624
Current tax assets	–	–	–	–	–	–	–	–	–	–
Deferred tax assets	–	–	–	–	–	–	–	–	–	–
Retirement benefit assets	–	–	–	–	–	–	–	315	315	315
Other assets	–	–	–	–	–	–	–	876	876	876
Total assets	25,468	27,902	16,743	70,113	32,779	110,384	18,725	43,976	205,864	275,977

(1)	Encumbered cash and balances at central banks are minimum cash balances we are required to hold at central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.

Encumbered assets mainly related to funding we had secured against loans and advances to customers, and cash collateral in trading assets that we posted to meet margin needs on derivatives.

Unencumbered assets classified as readily realisable include cash and securities we hold in our eligible liquidity pool. They also include other unencumbered assets that give us a source of contingent liquidity. We do not rely on these extra unencumbered assets in our liquidity risk appetite, but we might use some of them in a time of stress. We can create liquidity by using them as collateral for secured funding or through outright sale.

Unencumbered assets that are not classified as readily realisable are mainly derivatives and customer loans and advances.

Customer loans and advances are only classified as readily realisable if they are already in a form we can use to raise funding without any other actions on our part. This includes excess collateral that is already in a secured funding structure. It also includes collateral that is pre-positioned at central banks and is available for use in secured financing.

All other loans and advances are classified as not readily realisable, but some would still be suitable for use in secured funding structures.

Encumbrance of customer loans and advances

We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes. For more on this, see Note 17 to the Consolidated Financial Statements.

We have raised funding with:

–	Mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England, Swiss National Bank, and US Federal Reserve facilities
–	Other asset-backed notes.

We also have a covered bond programme. Under this, we issue securities to investors guaranteed by a pool of ring-fenced residential mortgages.

At 31 December 2015, our total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £25,885m (2014: £32,373m). This included gross issuance of £3,068m (2014: £4,023m) and redemptions of £9,840m (2014: £8,440m). We retained a total of £11,110m (2014: £14,373m) of notes issued under securitisation and covered bond programmes. We used some of these:

–	As collateral for raising funds via third-party bilateral secured funding transactions, which totalled £5,393m at 31 December 2015 (2014: £6,444m)
–	To create collateral that we could use in future for liquidity purposes.

2015 compared with 2014 (unaudited)

Our level of encumbrance from external issuance of securitisations and covered bonds decreased in 2015 as planned. This reflected our desire to shift new wholesale funding issuance away from the secured markets where possible. We expect our overall level of encumbrance to continue to decrease in 2016.

Annual Report 2015

Risk review

CREDIT RATINGS (unaudited)

Contractual credit rating downgrade exposure (cumulative cash flow)

	Cumulative cash outflow
	One-notch	Two-notch
	downgrade	downgrade
	£bn	£bn
2015
Securitisation derivatives	2.6	2.6
Contingent liabilities and derivatives margining	2.0	2.3
Total contractual funding or margin requirements	4.6	4.9

2014
Securitisation derivatives	3.3	4.1
Contingent liabilities and derivatives margining	2.6	3.0
Total contractual funding or margin requirements	5.9	7.1

128  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

    Capital risk (unaudited)

Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements, market expectations and dividend payments, including AT1 coupons.

In this section, we set out how we are regulated by the PRA (as a UK authorised banking group) and the ECB (as a member of the wider Banco Santander group).

We explain how we manage capital on a standalone basis as an autonomous subsidiary within the wider Banco Santander group.

We then analyse our capital resources and key ratios including our leverage and risk weighted assets (RWAs).

Key metrics

Strong CET 1 capital ratio of 11.6%

Our CET 1 capital ratio reduced from 11.9% in 2014 adversely impacted by the PPI provision charge of £450m.

Improved PRA end point Tier 1 leverage ratio of 4.0%

Our ratio increased from 3.8% in 2014 driven by £750m AT1 issuance in June 2015.

Total capital resources increased to £15.6bn

In addition to the £750m AT1 issuance above, our total capital resources increased due to US$1.5bn of Tier 2 issuances.

Annual Report 2015

Risk review

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

Santander UK plc is incorporated in the UK. For capital purposes, we are subject to prudential supervision by the following regulators:

–	PRA: as we are a UK authorised banking group
–	ECB: as we are a member of the Banco Santander group. The ECB started to supervise the Banco Santander group in 2014 as part of the Single Supervisory Mechanism (SSM).

Although we are part of the Banco Santander group, we do not have any guarantees from our parent and we operate as an autonomous subsidiary. As we are regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.

Santander UK Group Holdings plc became the holding company of Santander UK plc in January 2014. From this date, Santander UK Group Holdings plc became the head of the Santander UK group for regulatory capital and leverage purposes.

The basis of consolidation for our capital disclosures is the same one we use for our consolidated financial statements.

Our approach to CRD IV

We apply Banco Santander SA’s approach to capital measurement and risk management for CRD IV. As a result, Santander UK plc is classified as a significant subsidiary of Banco Santander SA.

For more on the CRD IV risk measurement of our exposures, see Banco Santander SA’s Pillar 3 report.

2015 compared to 2014 (unaudited)

The Basel Committee on Banking Supervision produced revised standards for minimum capital requirements for market risk in January 2016. These standards, with other proposed revisions to the capital treatment of interest rate risk in the banking book, operational risk, credit risk standardised approaches and capital floors, have the potential to significantly impact the measurement of RWAs over the medium term. This could have a negative impact on our capital ratios.

Other negative impacts to our capital position are possible from EBA Regulatory Technical Standards, which continue to be produced to extend the CRD IV rules, and from changes to the UK Pillar 2 regime to be implemented by the PRA in 2016.

In addition, the Financial Stability Board (FSB) finalised proposals on TLAC and MREL requirements which define minimum levels of loss absorbency required for globally significant banking groups from 2019. These will apply to us as we are a subsidiary of the globally significant Banco Santander group. They will also be a factor in the Bank of England determination of the level of loss absorbing capacity we will need to have under the EU Bank Recovery and Resolution Directive (BRRD). We will need to ensure that we have enough capital and loss absorbing eligible liabilities to meet this level.

130  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

CAPITAL RISK MANAGEMENT

Our approach to capital management is centralised. We base it on our assessment of what the regulators ask of us, and the economic capital impacts of our business. We operate within the capital risk framework and appetite approved by our Board. This takes into account:

–	The commercial environment we operate in
–	Our strategy for each of our material risks
–	The potential impact of any adverse scenarios or stresses on our capital position.

As we do not benefit from any guarantees from our parent and we are an autonomous subsidiary, the Board (and some subsidiary boards) are responsible for managing, controlling and assuring capital risk.

Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

We quantify regulatory capital demand for credit, market, operational, pension obligation and securitisation risk in line with what the PRA requires of us.

Our approach to capital risk

—

Strategic capital risk management – each year we create a capital plan, as part of our ICAAP. We forecast our regulatory and internal capital needs and capital resources based on our medium-term business plan. We also stress test our capital needs and resources using a set of macroeconomic scenarios.

—

Short-term, tactical capital risk management – we monitor and report regularly against our capital plan to identify any change in business performance that might affect our capital. Every month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.

—

Allocating capital resources – we decide how to allocate capital as part of our strategic planning. We base our decisions on the relative returns on capital using economic and regulatory capital measures.

—

Planning for severe periods of stress – we set out what action we would take if an extremely severe period of stress threatened our viability and solvency. This could include suspending dividends, selling assets, reducing some business activity and issuing more capital.

We share our ICAAP document with the PRA. The PRA then informs us of how much capital (Pillar 2A), and of what quality, it thinks we should hold in addition to Pillar 1 to meet the overall financial adequacy rule. At 31 December 2015, the PRA’s Pillar 2A guidance to us was 3.6% of RWAs (2014: 3.6%), of which 2.0% (2014: 2.0%), or 56% (2014: 56%) of Pillar 2A, should be met by CET 1 capital.

We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, and UK laws and regulations. Nothing from a practical or legal point of view stops us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries.

For more on our objectives, policies and processes for managing capital, see Note 45 to the Consolidated Financial Statements.

Annual Report 2015

Risk review

CAPITAL RESOURCES

Key capital ratios

The calculations below are consistent with our regulatory filings for 2015 and 2014.

Our key capital ratios are:

	2015%	2014%
CET 1 capital ratio	11.6	11.9
Total capital ratio	18.2	17.9

132  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Regulatory capital resources

The calculations below are consistent with our regulatory filings for 2015 and 2014.

This table shows our regulatory capital.

	2015	2014
	£m	£m
Common Equity Tier 1 (CET 1) capital instruments and reserves:
– Capital instruments and related share premium accounts	8,725	8,725
– Retained earnings	4,679	4,056
– Accumulated other comprehensive income, other reserves and non-controlling interest	449	273
CET 1 capital before regulatory adjustments	13,853	13,054
CET 1 regulatory adjustments:
– Additional value adjustments	(98)	(101)
– Intangible assets (net of tax)	(2,199)	(2,174)
– Fair value reserves related to gains or losses on cash flow hedges	(254)	(262)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(670)	(484)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(72)	(17)
– Deferred tax assets that rely on future profitability excluding timing differences	(8)	(11)
– Defined benefit pension fund assets	(416)	(249)
– Dividend accrual	(18)	–
– Deduction for minority interests	(135)	–
Total regulatory adjustments to CET 1	(3,870)	(3,298)
CET 1 capital	9,983	9,756
Additional Tier 1 (AT1) capital instruments:
– Capital instruments	1,550	800
– Amounts of qualifying items subject to phase out from AT1	708	1,066
AT1 capital before regulatory adjustments	2,258	1,866
Total regulatory adjustments to AT1	–	–
AT1 capital	2,258	1,866
Tier 1 capital	12,241	11,622
Tier 2 capital instruments:
– Capital instruments	2,547	1,819
– Amounts of qualifying items subject to phase out from Tier 2	834	1,253
Tier 2 capital before regulatory adjustments	3,381	3,072
Total regulatory adjustments to Tier 2	–	–
Tier 2 capital	3,381	3,072
Total capital	15,622	14,694

Our total capital consists of:

CET 1 capital instruments and reserves

Capital instruments and related share premium accounts consist of ordinary share capital of £3,105m (2014: £3,105m) and share premium of £5,620m (2014: £5,620m).

We also include retained earnings of £4,679 (2014: £4,056m) and accumulated other comprehensive income, other reserves and non-controlling interests of £449m (2014: £273m). These are per our Consolidated Balance Sheet.

Annual Report 2015

Risk review

CET 1 regulatory adjustments

These are adjustments to CET 1 capital required by CRD IV. They are:

–	Additional value adjustments: Prudent valuation adjustments of £98m (2014: £101m) assessed using an approach set by the PRA
–	Intangible assets: Goodwill and intangible assets of £2,199m (2014: £2,174m) net of deferred tax of £35m (2014: £22m). These are goodwill on acquired businesses and capitalised software costs
–	Fair value reserves relating to gains or losses on cash flow hedges: Gains of £254m (2014: gains of £262m) which were recognised in reserves
–	Negative amounts resulting from the calculation of regulatory expected loss amounts: Excess expected losses deduction of £670m (2014: £484m). This is the excess of expected losses using our Internal Rating-Based (IRB) and Advanced Internal Rating-Based (AIRB) models, and impairment loss allowances under IFRS. For our accounting policy on this, see Note 1 to the Consolidated Financial Statements. We calculate expected losses using risk inputs based on either through-the-cycle or economic downturn estimates. These estimates are conservative due to regulatory floors. At the moment they are higher than our impairment loss allowances under IFRS. This is because we only reflect losses incurred at the balance sheet date under IFRS
–	Gains or losses on liabilities valued at fair value resulting from changes in our own credit standing: These are:
–	A debit valuation adjustment of £58m (2014: £28m) due to changes in OTC derivatives
–	Changes in liabilities designated at fair value through profit and loss of £14m (2014: £11m) due to changes in our own credit risk
–	Deferred tax assets that rely on future profitability excluding timing differences: Assets of £8m (2014: £11m)
–	Defined benefit pension fund assets: Assets of £416m (2014: £249m) net of deferred tax of £140m (2014: £66m)
–	Dividend accrual: Our foreseeable future dividends from current year profits of £18m (2014: £nil)
–	Deduction for minority interests: The non-controlling interest of £135m (2014: £nil) on the PSA cooperation.

AT1 capital instruments

AT1 capital consists of preference shares and innovative/hybrid Tier 1 securities. None of the instruments we issued before 1 January 2014 fully meet the CRD IV AT1 capital rules, which apply from that date. These instruments will be phased out by CRD IV rules which restrict their recognition as capital. The £750m and £800m Perpetual Capital Securities we issued since then fully meet the CRD IV AT1 capital rules.

Tier 2 capital

Tier 2 capital consists of fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital is being phased out under CRD IV.

134  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Movements in regulatory capital

The calculations below are consistent with our regulatory filings for 2015 and 2014.

Movements in our capital were:

	2015	2014
	£m	£m
CET 1 capital
Opening amount	9,756	8,969
– Increase in retained earnings	623	679
– Increase in opening reserves due to the adoption of IFRIC 21	–	70
– Increase in comprehensive income and other reserves	176	389
– Increase/(decrease) in additional value adjustments	3	(26)
– (Increase)/decrease in intangible assets (net of tax)	(25)	145
– Decrease/(increase) in fair value reserves related to gains and losses on cash flow hedges	8	(372)
– (Increase)/decrease in negative amounts resulting from the calculation of regulatory expected loss amounts	(186)	60
– (Loss)/gain on liabilities valued at fair value resulting from changes in own credit standing	(55)	8
– Increase in defined benefit pension fund assets	(167)	(155)
– Increase in dividend accrual	(18)	–
– Increase in deductions for minority interests	(135)	–
– Decrease/(increase) in deferred tax assets that rely on future profitability excluding timing difference	3	(11)
Closing amount	9,983	9,756
AT1 capital
Opening amount	1,866	1,298
– Increase in capital instruments and related share premium accounts	750	800
– Decrease in amount of qualifying items and related share premium amounts subject to phase out from AT1	(358)	(232)
Closing amount	2,258	1,866
Tier 2 capital
Opening amount	3,072	3,020
– Increase in capital instruments	728	52
– Decrease in qualifying items subject to phase out from Tier 2	(419)	–
– Increase in minority interest deductions	–	–
Closing amount	3,381	3,072
Total regulatory capital	15,622	14,694

2015 compared to 2014 (unaudited)

We complied with the PRA’s capital adequacy rules throughout 2015 and 2014. The changes in our CET 1 capital reflected movements in our ordinary share capital and profits for 2015 and 2014 after we adjusted them to comply with the PRA’s rules.

In 2015, our CET 1 capital increased by £227m to £9,983m. This was largely due to profits for the year attributable to equity holders of the parent of £939m, less interim ordinary dividends declared of £427m. In 2015, the increase in our AT1 capital was due to the issuance of £750m Perpetual Capital Securities to our immediate parent company.

In 2014, our CET 1 capital increased by £787m to £9,756m. This was largely due to profits for the year attributable to equity holders of the parent of £1,110m, less an interim ordinary dividend declared of £487m. In 2014, the increase in our AT1 capital was due to the issuance of £800m of Perpetual Capital Securities to our immediate parent company.

The latest PRA stress test results were released on 1 December 2015. The Santander UK Group Holdings plc group (including the Santander UK group) significantly exceeded the PRA’s stress test CET 1 capital ratio threshold requirement of 4.5%, with a stressed CET 1 capital ratio of 9.5%. Additionally, it exceeded the leverage threshold requirement of 3.0%, with a stressed leverage ratio of 3.3%.

The PRA stress test focused on vulnerabilities in UK banks to increased global financial risks and lower global economic growth, particularly in developing markets. It also included a severe stress scenario for the UK property market, coupled with rising unemployment and the Base Rate remaining lower for longer. The outcome of the stress tests demonstrated our continuing resilience, robust balance sheet and credit strength.

Annual Report 2015

Risk review

Regulatory Leverage

The CRD IV rules include proposals to use a leverage ratio to complement risk-based capital ratios. The rules to calculate the leverage ratio have now been set in the EU by European Commission Delegated Regulation. We also have to meet a minimum level for the end-point Tier 1 leverage ratio under rules set by the PRA.

The table below shows our leverage ratio, which we calculated using the rules set by the PRA. This is the same as the leverage ratio for the Santander UK Group Holdings plc prudential consolidation group. Our ratio was greater than the minimum of 3% at 31 December 2015 and 2014.

	2015 £m	2014 £m
Regulatory exposure	284,950	276,296
End-point Tier 1 capital	11,533	10,556
PRA end-point Tier 1 leverage ratio	4.0%	3.8%

Under the CRD IV rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2015 £m	2014 £m
Total assets per the Consolidated Balance Sheet	281,406	275,977
Derivatives netting and potential future exposure	(12,214)	(14,385)
Securities financing current exposure add-on	3,356	2,275
Removal of IFRS netting	1,718	2,036
Commitments calculated in accordance with Basel Committee Leverage Framework	13,285	13,299
CET 1 regulatory adjustments	(2,601)	(2,906)
	284,950	276,296

The adjustments are:

–	Derivatives netting and potential future exposure: where netting is allowed to calculate RWAs for derivatives, it is also allowed for leverage purposes. This is partially offset by including the PFE we use to calculate RWAs
–	Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
–	Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
–	Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of undrawn commitments for leverage purposes after we apply regulatory credit conversion factors
–	CET 1 regulatory adjustments: where we have deducted assets from CET 1, they can be deducted for leverage purposes.

136  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Risk-weighted assets (RWAs)

The calculations below are consistent with our regulatory filings for 2015 and 2014.

RWAs by risk	2015 £bn	2014 £bn
Credit risk	71.0	66.3
Counterparty risk	5.1	5.1
Market risk	2.8	4.3
Operational risk	6.9	6.6
	85.8	82.3

RWAs by segment	2015 £bn	2014 £bn
Retail Banking	42.4	38.4
Commercial Banking	20.9	19.9
Global Corporate Banking	15.4	16.8
Corporate Centre	7.1	7.2
	85.8	82.3

2015 compared to 2014 (unaudited)

RWAs increased by £3.5bn to £85.8bn (2014: £82.3bn), broadly in line with asset growth and reflecting the £2.5bn RWAs from the PSA cooperation we consolidate. This was partially offset by decreases in market and counterparty credit risk in Global Corporate Banking.

Credit risk RWAs increased by £4.7bn to £71.0bn (2014: £66.3bn), primarily driven by an increase in unsecured consumer and vehicle finance lending, following the start of the PSA cooperation, growth in commercial banking customer loans, and growth in mortgage lending. Counterparty risk RWAs remained stable at £5.1bn (2014: £5.1bn) in line with balance sheet and off balance sheet exposures in securities financing transactions and derivatives. Market risk RWAs decreased by £1.5bn to £2.8bn (2014: £4.3bn) due to position changes and market movements. Operational risk RWAs increased by £0.3bn to £6.9bn (2014: £6.6bn) driven by increased operating income over an average 3 year period.

Retail Banking RWAs increased by £4.0bn to £42.4bn (2014: £38.4bn) mostly reflecting the start of the PSA cooperation and growth in mortgages. Commercial Banking RWAs increased by £1.0bn to £20.9bn (2014: £19.9bn) driven by growth in customer loans. Global Corporate Banking RWAs decreased by £1.4bn to £15.4 (2014: £16.8bn) primarily due to decreases in market risk RWAs. Corporate Centre RWAs remained broadly flat at £7.1bn (2014: £7.2bn) with the reduction in non-core customer loan exposures offset by a small increase in operational risk RWAs.

Exposure and RWAs by division and risk

In the next tables, we analyse RWAs by division and risk. We show the balance sheet amount, the equivalent regulatory exposure, the risk-weighting we apply to those exposures, and the resulting RWAs.

The main differences between our balance sheet and our regulatory exposures are:

–	For secured lending in Retail Banking, and for Commercial Banking and Corporate Centre customer assets, the exposure is larger. This is because it includes undrawn credit facilities. We use a credit conversion factor (CCF) to adjust for them
–	For counterparty risk, the exposure is smaller. This is because repurchase, reverse repurchase, securities financing and derivative transactions are shown net of any collateral and netting agreements
–	For liquid assets, the exposure is smaller. This is because reverse repurchase transactions are shown net of collateral received
–	For other assets, the exposure is smaller. This is because derivatives that hedge debt issuances are shown net of any collateral and netting agreements
–	Intangible assets are deducted from capital resources, so they are not included in the RWAs.

We use CRD IV to calculate our capital. We also use the Retail IRB and AIRB approaches for our credit portfolios. Residential lending capital requirements include securitised mortgages. We calculate operational risk RWAs using the standardised approach. We base it on three-year average income.

Annual Report 2015

Risk review

In the table below, regulatory exposure is the EAD calculated in accordance with CRD IV and related PRA supervisory statements. EAD for customer loans includes undrawn credit facilities and we have adjusted it for a credit conversion factor. We have calculated EAD for repo, reverse repo, securities financing and derivative transactions net of any associated collateral. We include regulatory adjustments and potential future exposure (PFE) elements if it is appropriate.

		Regulatory exposure			Risk-weighting applied			RWAs
	Balance	Standardised	IRB	Total	Standardised	IRB	Total	Standardised	IRB	Total
	sheet	approach	approach		approach	approach		approach	approach
	£bn	£bn	£bn	£bn	%	%	%	£bn	£bn	£bn
2015
Retail Banking
– Secured lending	152.8	0.1	162.7	162.8	83.6	15.5	15.6	0.1	25.3	25.4
– Unsecured lending	12.0	9.4	7.9	17.3	79.1	56.8	68.9	7.4	4.5	11.9
– Operational risk	–	–	–	–	–	–	–	5.1	–	5.1

Commercial Banking
– Customer assets	20.9	10.6	12.9	23.5	111.7	63.8	85.4	11.8	8.2	20.0
– Operational risk	–	–	–	–	–	–	–	0.9	–	0.9

Global Corporate Banking
– Credit risk	5.5	5.1	4.9	10.0	96.1	53.1	75.0	4.9	2.6	7.5
– Counterparty risk	26.3	3.9	5.6	9.5	41.0	50.0	46.3	1.6	2.8	4.4
– Market risk(1)	–	–	–	–	–	–	–	2.7	–	2.7
– Operational risk	–	–	–	–	–	–	–	0.8	–	0.8

Corporate Centre
– Customer assets(2)	7.4	1.2	7.5	8.7	66.1	8.0	16.3	0.8	0.6	1.4
– Counterparty risk	2.3	–	0.6	0.6	–	–	–	–	0.5	0.5
– Eligible liquid assets(3)	34.2	22.4	–	22.4	–	–	–	–	–	–
– Market risk(1)	–	–	–	–	–	–	–	0.1	–	0.1
– Operational risk	–	–	–	–	–	–	–	0.1	–	0.1

Intangible assets and securitisation deductions	2.2	–	–	–	–	–	–	–	–	–

Other assets(4)	17.8	10.2	2.8	13.0	45.3	14.1	38.6	4.6	0.4	5.0
	281.4	62.9	204.9	267.8				40.9	44.9	85.8

2014
Retail Banking
– Secured lending	150.1	0.2	159.2	159.4	50.0	15.3	15.3	0.1	24.3	24.4
– Unsecured lending	8.4	5.8	7.1	12.9	77.6	63.4	69.8	4.5	4.5	9.0
– Operational risk	–	–	–	–	–	–	–	5.0	–	5.0

Commercial Banking
– Customer assets	18.7	11.7	11.4	23.1	95.7	71.1	83.5	11.2	8.1	19.3
– Operational risk	–	–	–	–	–	–	–	0.6	–	0.6

Global Corporate Banking
– Credit risk	5.2	4.9	4.4	9.3	93.9	56.8	76.3	4.6	2.5	7.1
– Counterparty risk	29.9	2.8	5.7	8.5	57.1	52.6	54.1	1.6	3.0	4.6
– Market risk(1)	–	–	–	–	–	–	–	4.1	–	4.1
– Operational risk	–	–	–	–	–	–	–	1.0	–	1.0

Corporate Centre
– Customer assets(2)	8.3	1.4	8.5	9.9	64.3	11.8	19.2	0.9	1.0	1.9
– Counterparty risk	–	–	–	–	–	–	–	–	0.2	0.2
– Eligible liquid assets(3)	30.9	29.0	–	29.0	–	–	–	–	–	–
– Market risk(1)	–	–	–	–	–	–	–	0.2	–	0.2
– Operational risk	–	–	–	–	–	–	–	–	–	–

Intangible assets and securitisation deductions	2.2	–	–	–	–	–	–	–	–	–

Other assets(4)	22.3	8.8	2.8	11.6	42.0	42.9	42.2	3.7	1.2	4.9
	276.0	64.6	199.1	263.7				37.5	44.8	82.3

(1)	We calculate market risk RWAs using both the internal model-based and standardised approaches. We have described this in more detail in the ‘Market risk’ section of the Risk review.
(2)	Mostly Social Housing.
(3)	We include reverse repurchase agreements collateralised by eligible sovereign securities.
(4)	We have not allocated segmentally the balance sheet amounts of other assets, although we have allocated the RWAs to Corporate Centre. The RWAs cover credit risk, market risk and operational risk.

138  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Pension risk (unaudited)

Pension risk is the risk caused by our contractual or other liabilities with respect to a pension scheme (whether established for our employees or those of a related company or otherwise). It also refers to the risk that we will make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

In this section, we explain how we manage pension risk, including how we mitigate the risk. We also give some insight into our pension investment strategy.

Key metrics
Pension VaR decreased to £1,260m
The pension VaR decreased by £80m to £1,260m at 31 December in 2015 (2014: £1,340m) due to a slightly higher real interest rate reducing the size of the discounted liability.
Defined benefit scheme accounting surplus increased to £483m
The improvement in the position was mainly driven by gains of £319m from adjustments in actuarial assumptions in the year.

Annual Report 2015

Risk review

Pension risk is one of our key financial risks and arises mainly because Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Pension scheme liabilities mainly vary with changes in long-term interest rates and inflation, the longevity of scheme members, and legislation. Pension scheme assets mainly vary with changes in interest rates, inflation expectations, credit spreads, exchange rates and equity and property prices.

Our risk is that the Scheme’s assets, together with future returns and any additional future contributions, might not be sufficient to meet liabilities as they fall due. In circumstances where the value of the Scheme’s assets is lower than the Scheme’s liabilities, we could have to (or might choose to) make extra contributions to the Scheme. We might also need to hold more capital to mitigate this risk.

Our key pension risk factors are:

–	Investment risk
–	Interest rate risk
–	Longevity risk
–	Salary risk
–	Inflation risk.

For more on these risks, see Note 34 to the Consolidated Financial Statements.

Our defined contribution plans result in far less market risk exposure for us as they place the responsibility for choosing investments directly with employees. However, we remain exposed to operational and reputational risks. To manage these risks, we monitor the performance of defined contribution investment funds and we engage with our people to ensure they are given enough information about the options available to them.

Our approach to pension risk

—	Risk framework – Our pension risk framework explains the way we manage risks in relation to our pension obligations.

—	Scheme assets – We hold the Scheme assets separately from our assets. The Trustee of the Scheme is responsible for investing the Scheme assets. They also maintain a Statement of Investment Principles.

The Trustee delegates investment and hedging decisions to the Santander UK Common Fund Trustee Board (referred to as the Common Fund).

The Common Fund Trustee Board meets on a monthly basis. It is the primary forum for both the Trustee and us to propose, discuss, analyse and agree investment and risk management strategies. As the sponsor of the Scheme, we discuss and form our views on these topics at the Pensions Committee and the Pensions Risk Forum before the Common Fund Trustee Meeting.

—

Risk Appetite – We set our pension risk appetite within our wider Risk Framework. We monitor it on a monthly basis and report it to risk committees and the Pensions Committee. In the event of a trigger being exceeded, it is reported to the Executive Risk Committee, Board Risk Committee and to the Board. Senior management will then decide what, if any, remedial action should be recommended, which is then discussed with the Trustee.

—	Our risk metrics – We monitor pension risk using a number of risk metrics. Our regular reporting metrics mainly include VaR, stress testing and risk factor sensitivities. We calculate risk metrics on both a technical provisions (funding) basis and an accounting basis (measured according to IAS 19 ‘Employee Benefits’). We manage and hedge pension risk on the funding basis. However, we also consider the impact on the accounting valuation basis. Both the funding and the accounting bases are key inputs into our capital calculations.

VaR: We model the assets and liabilities of the Scheme using a VaR framework to show the volatility of the pension positions on a total portfolio level. This ensures that we adequately capture the risks, diversification benefits and liability matching characteristics of the obligations and investments of the Scheme. We use a time period of 1 year and a 95% confidence interval in our VaR model.

Stress testing: We also take account of the impact of pension risk as part of our stress testing process. The tests are designed to examine the behaviour of the assets and liabilities of the Scheme under a range of deterministic financial and demographic shocks. We incorporate the results of the stress tests and their impact on our balance sheet, income statement and capital position into our overall enterprise wide stress test results.

We perform internal forward-looking stress testing on a monthly basis and historic stress testing on a quarterly basis. We also perform stress tests to satisfy the requests of regulators such as the PRA, including for ICAAPs and PRA stress tests.

Risk factor sensitivities: We monitor and report regularly how sensitive the Scheme’s assets and liabilities are to changes in key pension risk factors. For details of the sensitivity of the Scheme’s assets and liabilities to changes in interest rates and inflation at the year-end, taking account of the current asset allocation and hedging arrangements, see Note 34 to the Consolidated Financial Statements.

140  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Risk mitigation

The Trustee has taken measures to mitigate inflation and interest rate risks. It has done this by investing in suitable fixed income and inflation linked assets and by entering into inflation and interest rate swaps. The assets of the Scheme are invested in a diversified portfolio of UK and overseas equities, corporate and government bonds, property, infrastructure and other assets.

We have also mitigated risk in other ways:

–	In 2002, the Scheme was closed to new employees
–	In 2008, the Santander UK Common Fund Trustee Board was created to make investment and hedging decisions on behalf of the Trustee, improving the investment decision making process
–	In 2010, the cap applied to future pension increases for active members was lowered
–	In 2014, following a review of the Scheme, pension arrangements for colleagues in the Scheme were amended through a new cap on pensionable pay increases of 1% each year from 1 March 2015.

The next funding valuation of the Scheme will be undertaken in March 2016. There remains a risk that if long-term interest rates fall, the contribution schedule required might be higher than we previously anticipated.

2015 compared to 2014 (unaudited)

In 2015, as in previous years, the Scheme was managed within the pension risk appetite triggers and limits. The risk profile of the Scheme also remained stable. For example, the Scheme continued to be 50% hedged to interest rate risk and 65% hedged to inflation risk.

We also continued to seek the right balance between risk and reward. In 2015, portfolio management yielded positive performance mainly from properties and index-link gilts. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on a funding valuation basis within ten years.

In 2015, VaR (1 year, 95% confidence interval) decreased slightly to £1,260m (2014: £1,340m). This was mainly due to the slightly higher real interest rate reducing the size of the discounted liability.

During 2015, the accounting position of the Scheme and other funded arrangements improved, with sections in surplus (retirement benefit assets) of £556m at 31 December 2015 (2014: £315m) and sections in deficit (retirement benefit obligations) of £73m at 31 December 2015 (2014: £159m). The overall position was a £483m surplus at 31 December 2015 (2014: £156m surplus). In addition there were unfunded defined benefit scheme liabilities of £37m at 31 December 2015 (2014: £40m). The improvement in the position was mainly driven by gains of £319m from adjustments in actuarial assumptions in the year.

Further information

For more on our pension obligations, including the current asset allocation and sensitivity to key risk factors, see Note 34 to the Consolidated Financial Statements.

Pension investment strategy

Since 2013, the Scheme (through the Common Fund Trustee) has started to make significant investments in UK property and infrastructure.

The aim has been to seek better risk-adjusted returns by choosing properties with strong underlying fundamentals, though often needing active management to achieve this.

Although the independent Board of the Common Fund Trustee makes the final decision on each investment, they consider the independent reviews carried out each time by our Real Estate Risk team – part of our independent Risk division.

The real estate asset portfolio began by acquiring a £430m property portfolio from the Government’s sale of former Royal Mail pension scheme assets. A further property portfolio with inflation-linked rent increases was acquired, allowing us to partly mitigate inflation risk.

Recognising the strength of the commercial property market, we have begun to sell real estate acquired in the last two years where the proceeds were ahead of business plan.

However, we also continued to increase our real estate exposure through the initial and add-on acquisitions of a number of different portfolios. These included retail/ leisure, office, residential and industrial real estate propositions.

Our longer time horizon for returns means we can take on more complex projects and find embedded value needing true active management. This does not mean just buying higher yielding and higher risk investments – each asset acquired has a clear and detailed business plan and exit strategy pre-purchase.

At its December meeting, Santander UK’s Board reviewed the property portfolio of the Scheme. In particular, our Board challenged whether the current buoyant property conditions meant that it was appropriate to consider further disposals of the portfolio. In response the likely pipeline of transactions in 2016 has been outlined, including the reasons behind them. Enhanced monitoring and managerial oversight that had been introduced for the remaining assets were also highlighted.

Annual Report 2015

Risk review

Operational risk (unaudited)
Operational risk is the risk of direct, or indirect, loss due to inadequate or failed internal processes, people and systems, or external events.

In this section, we explain how we manage operational risk and the key tools we use to do this. This includes how our Operational Risk Transformation Programme progressed in the year.

We discuss our top operational risks in the year, and we give some insight into cyber security developments.

We also report our operational losses in the year under CRD IV. However, we manage some of these risks in our Risk Framework within other risk types. These include conduct, regulatory and financial crime risk.

Key metrics
Operational losses increased to £609m

Most of our operational risk losses related to charges for conduct remediation, mainly relating to historic sales of PPI. Our operational risk losses increased mainly due to an additional conduct remediation provision of £450m in the fourth quarter of 2015.

142  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

OPERATIONAL RISK MANAGEMENT

Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. Examples of operational risk events include:

–	Product mis-selling
–	Fraud
–	Process failures
–	System downtime
–	Damage to assets.

Our approach to operational risk

—	Our operational risk framework helps us to manage risk in line with our business objectives. It also:

– Describes our operational risk model

– Sets out how we control and manage our operational risks within the Risk Appetite agreed by the Board

– Helps our people understand their responsibilities

– Supports the identification, assessment, management and reporting of operational risk.

—

Our priority is to identify and reduce the risk of customer impact, financial loss or damage to reputation. We measure risk exposures and monitor risk events to help us set strategic and operational priorities.

—

We manage key risks in the interests of all our stakeholders. We respond to key developments in our business and in the environments in which we operate. We report risk events, and any required changes to controls, through our governance structure.

—

We apply the standardised approach for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess Pillar 2 capital needs. We also use it to model operational risk losses we might incur under stressed conditions.

The key tools we use to manage operational risk are:

Key tools	Description

Operational risk and control assessments	Our business units identify and assess their operational risks to ensure that they are effectively managed and controlled within our Risk Appetite. They also ensure that we prioritise any actions needed.

New products and major change risk & control assessment	Every area identifies their risks and assesses their controls for adequacy, and formulates a plan to address any deficiencies noted.

Scenario analysis	We review the largest operational risks across our business. Each business area has a set of scenarios that it reviews and refreshes each year. This reflects changes to its risk profile, its operating environment and assessment against our Risk Appetite. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to remediate issues. It helps us:

– Identify the events that would cause us the most financial, regulatory or reputational damage

– Take corrective action where the controls and assurance around a scenario were insufficient

– Assess capital adequacy needs.

Key risk indicators and key control indicators

We monitor key performance indicators against limits and triggers. This gives us early warning of potential risk exposures. It also allows us to create mitigation strategies. We use risk indicators to give us insight into our changing risk profile and to assess the performance of our key controls.

Loss data collection and incident management	We have processes to capture and analyse loss events. We use data from these processes to identify and correct control weaknesses. We also use root cause analysis to:
– Identify emerging themes
– Prevent or reduce the impacts of recurrence
– Support risk and control assessments, scenario analysis and risk reporting.

We escalate events to senior management and committees based on the impact on our finances, reputation or customers.

Reporting

Reporting is an integral part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We report exposures for each business area through monthly risk and control reports. These include details on risk exposures and how we plan to mitigate them. We prioritise events that have a material impact on our finances, reputation, or customers by reporting them to key executives.

Where appropriate, we use insurance products along with existing risk mitigation measures.

Annual Report 2015

Risk review

OPERATIONAL RISK REVIEW

Operational Risk Transformation Programme (ORTP)

Our Board approved a new Operational Risk Framework in 2014. We developed an ORTP to help us deliver it, which we are rolling out, including new technology, in phases to the end of 2016. This will enable us to achieve market best practice in our operational risk management. In 2015 we worked to:

–	Specify and support the needs for a new Group Operational Risk Management system
–	Manage our Operational Risk Self-Assessment programme. This included recording and reporting through the new system
–	Complete our Scenario Analysis programme
–	Complete and embed our Operational Risk Assurance plan
–	Update the operational risk appetite approach for Board review and approval
–	Enhance our policies. These included operational resiliency, change management, and cyber risk.

Top operational risks

Our top operational risks at 31 December 2015 were:

Key risks	Description

Cyber risk

In recent years, we have seen an industry-wide increase in the risks from organised crime. Cyber fraud and deception scams are a major threat to us and our customers. The risk is high due to sustained threats and industry incidents, as well as rapid changes in the methods, targets and sophistication used.

In common with other financial institutions with a large customer base, we manage and hold confidential personal customer data, as well as a large number of assets. We are subject to a range of cyber attacks, such as denial of service, malware and phishing. Cyber attacks could give rise to the loss of customer data, other sensitive data, and liquid assets (including cash). Cyber attacks could also disable the systems we use to service our customers.

We continually monitor our systems for attempted cyber attacks and undertake a comprehensive range of cyber security tests designed to replicate real attacks. This approach allows us to assess the effectiveness of our technical and non- technical controls in preventing, detecting, responding to and recovering from a cyber attack.

We have established a response and recovery plan and we conduct exercises to ensure our employees are aware of how to respond before an attack occurs. Our incident escalation framework ensures timely reporting and escalation of incidents to senior leadership and the Board. We work closely with other financial institutions, government agencies and security experts to review and improve our resilience, share data and take preventative measures in a timely manner.

In 2015, we continued to improve our systems, processes, controls and staff training to reduce cyber risk and enhance our data security. For more on this, see ‘Cyber security’ on the next page.

Supplier management

Santander UK has arrangements with Banco Santander group companies (including the provision of IT infrastructure, software development, and banking operations) and external outsourced service providers. We manage these supplier relationships to minimise the possibility of disruption to our business as a result of the failure of a supplier. The consequences to our business of such a failure may be operational disruption, unlawful conduct, negative customer impact, financial loss or reputational damage.

In order to manage this risk we operate pre-contract selection to ensure that suppliers with whom we intend to conduct business meet our risk and control standard requirements. We also monitor and manage our ongoing supplier relationships to ensure our standards continue to be met.

Process change management

A key part of our business strategy is to develop and deliver new banking channels and products. These include mobile banking and third party payment products. The scale and pace of our plans increases our operational risk.

In addition, we face a large number of regulatory and legal changes, impacting all areas of our business. There is more on this in the Regulatory risk section. Our business units are reporting operational issues due to the volume and complexity of these changes.

These changes could have financial, customer, reputational and regulatory impacts if we do not manage them properly.

To address this in 2015, we:

–    Appointed a Chief Transformation Officer to lead and coordinate our change programmes. Part of their role is to make sure that the risks are identified, assessed, managed and reported

–    Required all major change programmes to assess operational risk before approval to proceed.

144  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Operational losses

In the table below, we show our losses in 2015 and 2014 by major category. The categories reflect the CRD IV loss event types. However, we manage some of these risks in our Risk Framework within other risk types. These include conduct, regulatory and financial crime risk.

	2015		2014(1)
	£m	Volume	£m	Volume
Internal fraud	–	134	1	788
External fraud	16	96,754	20	121,976
Employment practices and workplace safety	1	57	1	118
Clients, products, and business practices	514	4	154	8
Damage to physical assets	–	15	–	8
Business disruption and systems failures	–	19	–	155
Execution, delivery, and process management	78	421,122	26	544,435
	609	518,105	202	667,488

(1)	We have changed the basis of the data in this table to reflect losses charged in the year. In the past, we showed amounts paid in the year, regardless of when they had been charged. The data for 2014 has been restated accordingly.

2015 compared to 2014 (unaudited)

In 2015 and 2014, most of our operational risk losses were in the ‘Clients, products and business practices’ category. These mainly represented conduct provision charges relating to past sales of PPI products. For more on PPI, see the ‘Conduct risk’ section and Note 33 to the Consolidated Financial Statements.

Losses relating to ‘Execution, delivery, and process management’ increased due to historic systems functionality and process issues.

Cyber security

Cyberspace and the internet have changed the way we live and work. They have allowed us to develop and improve the way we deal with our customers.

It is critically important that we give our customers a secure environment in which to deal with us. We also have obligations to our regulators to make sure our use of these technologies is safe. If we do not effectively manage and control our activities, it can give rise to significant risks. As part of this, it is critically important that we protect our data.

In 2015, we improved our cyber risk management capability through the implementation of controls to enhance our ability to detect, prevent, respond to and recover from cyber attacks. And we continually review the effectiveness of our controls against globally recognised security standards and both internal and external threat analysis.

Cyber resilience

We took part in the Bank of England sponsored CBEST cyber resilience exercise, designed to test our effectiveness in response to a real-life cyber attack. The results of the exercise were shared with us and we included the lessons learnt in our ongoing activities.

Cyber safe awareness

Our Cyber Security team also created a series of workshops to help our staff understand more about cyber threats and what they can do to help protect our customers’ data and our business. These interactive workshops discussed:

–    The history of computer hacking and how this crime has evolved into a professional business

–    Types of cyber crimes in use against banks and customers

–    How phishing emails work, incidents against us and how we are dealing with them

–    How we can protect the data we process

–    Steps each of our staff can take to ensure we classify and protect our data

–    Types of mobile attacks made by criminals and how to avoid mobile fraud.

Our awareness activities also include:

–    Mandatory cyber security training and assessment in addition to existing data protection and data security modules

–    Bespoke cyber security briefings for senior staff, including Executive Committee members and Non-Executive Directors

–    Simulated phishing exercises to improve staff awareness and response capability.

Annual Report 2015

Risk review

Conduct risk (unaudited)
Conduct risk is the risk that our decisions and behaviours lead to a detriment or poor outcomes for our customers and that we fail to maintain high standards of market integrity.

In this section, we explain how we manage conduct risk, including details of the improvements we made in 2015 as part of our Conduct Risk Strategy Programme.

We also describe our main conduct remediation provisions, with a focus on PPI, and give some insight into how we support vulnerable customers.

Key metrics
PPI provision increased to £465m

In November 2015, the FCA published a consultation paper relating to the introduction of a deadline for customer PPI complaints. It also proposed rules and guidance on the application of the Plevin case.

Following our review of the consultation paper and its potential impact, we made a conduct remediation charge of £450m for the fourth quarter of 2015. This charge represents our best estimate of redress and costs, notwithstanding the ongoing nature of the consultation.

The total provision for PPI redress and related costs amounted to £465m. We will continue to review our provision levels in respect of recent claims experiences and the observed impact of the proposal to introduce a two year deadline for claims.

Other conduct provisions increased to £172m

Other conduct provisions amounted to £172m, which included £43m of additional provisions taken in the third quarter of 2015 relating to wealth and investment products.

146  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

CONDUCT RISK MANAGEMENT

Conduct risk can be viewed as four key underlying risks:

Key risks	Description

Product risk	We offer products and services that do not give our customers the right outcomes.

Sales risk	We sell unsuitable products and services to customers, give them the wrong advice or do not give them enough information to make an informed decision.

After-sale and servicing risk

Failures of our controls and operations result in risk to customers:

– We do not provide appropriate after-sale communications to customers, making it difficult for them to contact us

– We fail to treat customers in financial difficulties fairly.

Culture risk	We do not maintain a culture where the customer is at the centre of what we do.

Our approach to conduct risk

—	We consider conduct risk as part of the governance around our key business decisions. To support this, our conduct risk framework sets out how we manage the risk. It includes:

	–	Key roles and responsibilities

	–	Our approach to risk culture and remuneration

	–	Formal governance, escalation lines and committee structures

	–	Our core control systems and processes.

—	We have embedded the key principles for managing conduct risk within The Santander Way in our strategy of being Simple, Personal and Fair to our customers.

—	All colleagues are made aware of their responsibilities for conduct risk. They are made accountable through objective setting, performance management and remuneration.

—

We aim to secure the best outcome for our customers. This means we have minimal tolerance for residual conduct risk. This allows us to pursue our business strategy without leading to poor customer outcomes.

—	We ensure ongoing assessment and management of conduct risks through our governance model:

	–	Product approval and ongoing oversight is a crucial control in the first line of defence

	–	Residual risks are managed through the conduct lifecycle and monitored by the second line

	–	Risk Appetite and policies are cascaded through the business after approval.

—	We have continued to enhance conduct risk identification, assessment, management and reporting across:

	–	Strategy: we use risk assessments in business planning to proactively identify conduct risks in our strategy

	–	Risk framework and policy: we have improved our documentation to give clearer guidance to the business

	–	Management information: we use this to help proactively identify and manage conduct risks

	–	Products: we have implemented a new product initiation process that gives early sight and acceptance, where appropriate, of conduct risks. We have also enhanced our ongoing monitoring through post-implementation and long-term reviews

	–	Culture: we have carried out training and communications in line with The Santander Way and I AM Risk programmes to support cultural change and conduct risk awareness.

Annual Report 2015

Risk review

CONDUCT RISK REVIEW

2015 compared to 2014 (unaudited)

Our Conduct Risk Strategy Programme has delivered substantial improvements since it was set up in 2013. In 2015, we continued to enhance the way we report and monitor conduct risk. We also improved how we assess conduct risk in our business decisions. The Programme worked closely with, and input into, our wider cultural change initiatives. These included Simple, Personal and Fair, I AM Risk and the Santander behaviours, a new set of organisational behaviours that help us live The Santander Way.

We also carried out related initiatives to continue to improve the outcomes for our customers. We:

–	Implemented a framework and guidance for how we treat and help vulnerable customers. There is more on this below
–	Simplified our retail product range. This made it easier for customers to understand and use them. It also simplified our sales and servicing processes
–	Improved our branch and distribution incentive schemes to focus away from volume and product-based incentives. It has also made delivering good outcomes for customers critical to successfully achieving the incentives.

Our key areas of focus for 2016 are:

–	Continuing to embed the conduct risk framework into our Commercial Banking and Global Corporate Banking businesses
–	Continuing to roll out our cultural change programme. This will also support embedding the framework across the business
–	Monitoring areas of higher risk arising from our business model and strategy. These include the risk of unintended detriment to some customers, and the increased risk of cyber attack and IT infrastructure resilience, as a result of our network transformation and digitalisation strategy.

PPI provisions

When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper, including the Plevin case, to our current assumptions. This application has resulted in an additional £450m provision charge for the fourth quarter of 2015, which represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two-year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

The total provision for PPI redress and related costs amounted to £465m at 31 December 2015, which included £450m of additional provisions made for the fourth quarter of 2015. While we saw a reduction in PPI redress costs in the first half of the year, we have seen an increase in the third quarter in line with industry trends, with the fourth quarter remaining flat. Although we are comfortable with our current position, we will continue to review our provision levels in respect of recent claims experiences and the observed impact of the two-year deadline.

Other conduct provisions

Other conduct provisions amounted to £172m, which included £43m of additional provisions taken in the third quarter of 2015 relating to wealth and investment products. The additional provisions were taken following the agreement of the revised approach to redressing portfolio and structured investment customers with the FCA. Outstanding non-PPI provisions relate predominantly to wealth and investment products.

For more on our provision for conduct remediation, including sensitivities, see Note 33 to the Consolidated Financial Statements. We explain more about these sensitivities in ‘Critical accounting policies and areas of significant management judgement’ in Note 1 to the Consolidated Financial Statements.

Helping vulnerable customers

We are committed to sharing our experience, insight and best practice across our business and the industry. In this way, banking can become part of a solution rather than a problem for people facing vulnerable circumstances.

Vulnerable customers may be impacted both financially or personally as a result of their circumstances. They may be vulnerable due to a physical or mental condition or become vulnerable due to their surroundings – for example if their town is flooded. This broad range of issues is likely to impact financial behaviour or decisions, and may require us to take a tailored and flexible approach to support their financial needs.

Supporting/understanding vulnerability
By helping customers to make the best decision for their situation, we will improve both the customer journey and our reputation for putting customers at the heart of all we do.

We have already set up a number of guidelines to help us develop our approach:

–    Introduced the consideration of vulnerability to the product approval process

–    Launched mandatory training for all our people

–    Became an official ‘Dementia Friend’

–    Further refined our fraud and scams policy and support structure to customers

–    Piloted a scheme to centralise our probate and bereavement process and improve the overall customer and representative experience.

We are working with key charities and specialist third parties to develop our understanding of vulnerability.

Leveraging expertise

We estimate that almost 35,000 of our customers are British Sign Language users. To help broaden the channels of communication available to them, we are an early adopter of new technology that allows them to contact us direct using secure video links with fully qualified interpreters.

This video relay service has given these customers a quick and simple method to interact with us. This is a benefit to many customers and is a step forward in creating barrier-free banking.

148  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Other key risks and areas of focus

Other key risks

In this section, we describe how we manage our other key risks and discuss developments in the year. Our other key risks are:

–	Financial crime risk: the risk that we are used to legitimise the proceeds from criminal activity which conceal their true origins. This includes money laundering, financing terrorism, sanctions, and bribery and corruption

–	Strategic risk: the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments

–	Reputational risk: the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party

–	Regulatory risk: the risk of loss, through financial or reputational loss, from failing to comply with applicable codes and regulations

–	Model risk: the risk of loss arising from decisions mainly based on results of models, due to errors in their design, application or use.

Areas of focus

In this section, we provide more information on:

–	Country risk exposures: we analyse our on and off-balance sheet exposures, with a focus on the eurozone. We show our exposures to the wider Banco Santander group separately

Annual Report 2015

Risk review

FINANCIAL CRIME RISK (unaudited)

Financial crime risk can arise in four key areas:

Key risks	Description

Money laundering	We are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.

Terrorist financing	We are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.

Sanctions	We do not identify payments, customers or entities that are subject to economic or international sanctions.

Bribery and corruption	We fail to put in place effective controls to prevent or detect bribery and corruption.

In 2015, financial crime was added as a key risk in our Risk Framework. This demonstrates the importance we place on it.

Our approach to financial crime risk

—

We recognise the critical importance of ensuring we are not used for the purposes of financial crime. We manage our financial crime risks in line with the financial crime risk framework and the financial crime risk appetite statement.

—

Our financial crime function strives to be world-class in predicting, detecting, preventing and, where possible, disrupting financial crime. We manage the risk through internal controls, policies, standards and procedures. We also monitor key risk indicators and management information. These are designed to ensure we comply with anti-money laundering (AML), counter terrorist financing, sanctions, and anti-bribery and corruption (ABC) laws, regulations and industry guidance.

—

We expect all our business units to manage their activities in line with the principles and guidance in our financial crime risk framework and to comply with our AML, sanctions and ABC policies and standards.

—	We monitor key regulatory developments and enhance our controls to comply with new or amended laws, regulations or industry guidance.

2015 compared to 2014 (unaudited)

In 2015, we continued to improve our financial crime controls, culture and awareness. As part of our Financial Crime Transformation Programme, we:

–	Enhanced our financial crime governance, oversight, training and awareness strategy
–	Upgraded our financial crime policies and standards
–	Established a revised governance structure which holds senior management to account
–	Strengthened our financial crime leadership team and staff
–	Introduced accountability statements for senior management
–	Improved our management data
–	Rolled out mandatory training to all staff, and introduced financial crime training tailored by role
–	Undertook financial crime business unit risk assessments to identify and prioritise risks
–	Enhanced our systems, controls and processes, including our automated controls.

150  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

STRATEGIC RISK (unaudited)

Similar to other risks, strategic risk can affect the long-term success and value of our business. It can arise from:

–	Having a partial picture of our environment. This can include the economy, new rules and regulations, customer demands, competitor activity, and changes in technology
–	Our business model becoming out of date due to material changes in our operating environment
–	Misunderstanding our own capabilities, position in the market, or ability to implement our strategy
–	Pursuing initiatives like acquisitions that might not fit with our business model, or ignoring opportunities that could boost it.

Our approach to strategic risk

—

Good governance – strategic risks are determined by Board and management decisions about our objectives and direction. We make sure our Board and management decision-making processes are very thorough. As such, our Board and senior management regularly review key issues we face and potential risks.

—

Clear strategy – we try to reduce risk by having a clear and consistent strategy. Our strategy takes account of our main stakeholders, sets out our vision and priorities, and how we achieve progress towards our goal of becoming the best bank. Importantly, our strategy is supported by strong values – what we call ‘The Santander Way’. It is based on our aim to be Simple, Personal and Fair in all we do. In other words, how we treat our people, care for our customers, serve our shareholders and support our communities. It is also reflected in our products and services.

—

Sound planning – we like to be prepared, so we try to plan well. We have simple and effective planning processes and regularly review our performance, products/services and strategy. Our planning helps us identify key risks and opportunities. It also helps us use our resources efficiently and find the best way to serve our customers. We closely track our business environment – such as changes in the economy, customer expectations, technology, regulatory and government policies. We also look at long-term trends and how they might affect us. Finally, our planning processes involve stakeholders both inside our business and outside Santander UK (customers, shareholders, communities) to make sure we capture a wide range of views.

—

Being customer-centric – we cannot say it often enough. Customers are at the heart of what we do. So we are constantly thinking about our customers, what they want from a bank, and the best way we can meet their ever-changing needs. We think this is one of the best ways to be a successful bank and manage strategic risks.

—

Robust risk management – we have a strong risk management framework. We also have a prudent risk appetite, which limits the risks we take and the services we are willing to provide. This is aligned with our balanced and customer-centric business model. So we provide straight-forward banking services aimed at helping our customers.

2015 compared to 2014 (unaudited)

Our business environment is always changing, and this affects the way we do business. In 2015, the key changes were:

–	The post-financial crisis regulatory agenda has led to significant change and with it high costs of regulatory compliance. One notable change involves Banking Reform, with major UK banks separating their wholesale and retail operations. Here, we have analysed the required changes and begun the work to structure ourselves to comply
–	The Competition and Markets Authority launched a market investigation into current accounts and lending to SMEs to decide if barriers to competition exist and, if so, how to address them. As a full-service scale challenger with a strong customer focus, we welcome steps to combat inertia in personal and SME banking and promote competition
–	Competitive pressures have increased both from established players and new entrants. Our business model and strategy are customer-focused, adaptable and innovative, so we believe we can thrive in this environment. Indeed, we are embracing these opportunities as shown by our partnerships with Funding Circle and our FinTech fund
–	We are seeing rapid changes in customer expectations – adopting new technology and moving to digital channels. We are embracing these changes that offer benefits to our customers. For example, we were in the first wave of UK banks to introduce Apple Pay. We also introduced mobile tools like the highly-rated customer apps Spendlytics, KiTTi and SmartBank
–	Overall, we embrace change and continue to make strong progress towards our strategic priorities. For more on this, see the ‘Strategic report’ section.

Annual Report 2015

Risk review

REPUTATIONAL RISK (unaudited)

Reputational risk is inherent in our business. It can arise from decisions and behaviour which may be against laws or regulations, or out of line with society’s standards, values and expectations. Examples of the sources of this risk are:

–	Failures in corporate governance or management
–	The actual or perceived way we do business
–	How our clients and those who represent us conduct themselves
–	How business is conducted in our industry.

Sustained damage to our reputation could have a material impact on our ability to operate fully. In turn, this could affect our financial performance and prospects.

Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Our approach to reputational risk

—	We set out the principles and responsibilities for identifying, assessing, managing and reporting this risk in our reputational risk framework.

—	We expect all our business units to manage their operations in line with this framework. We also expect our people to manage this risk in their own work by complying with our policies and guidelines.

—	We regularly review our policies and procedures to protect our reputation. We focus on developments across our industry, guidance from our regulators, best practice and the expectations of society.

—	We measure this risk through regular surveys of how we are perceived by our stakeholders. These include the media, government, regulators, customers and staff.

—	Formal committees oversee and direct our assessment:

– Board Risk Committee and Executive Risk Committee oversee reputation issues as part of our overall Risk Appetite

– Our Corporate Affairs and Marketing team, reporting to the CEO, are challenged with monitoring, building and protecting our reputation and brand

–    Corporate Affairs and Marketing report regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.

2015 compared to 2014 (unaudited)

In 2015, we further strengthened governance and culture across the business. We have:

–	Built on the substantial increase in resources and investment in the Compliance and Risk divisions in 2014
–	Continued to simplify our business to make it easier to manage. This included reducing the number of products and services we offered, identifying improved ways of working, simplifying complex processes as well as developing technology to improve our customers’ experience
–	Introduced The Santander Way Committee to further embed Simple, Personal and Fair
–	Developed a set of behaviours we expect all colleagues to embrace.

152  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

REGULATORY RISK (unaudited)

Regulatory risk arises mainly from failing to comply with relevant regulations and codes.

Our approach to regulatory risk

—

We categorise regulatory risk into financial (i.e. financial prudence) and non-financial (i.e. conduct risk, described previously). This is in line with the regulatory model in the UK, where financial institutions have two key supervisors: one focusing on prudential regulation (the PRA) and one focusing on conduct (the FCA).

—	We have no appetite for regulatory risk. To achieve this we set out the principles and responsibilities for identifying, assessing, managing and reporting this risk in our regulatory risk framework.

—	Our framework is supported by policies, processes and standards which provide the structure for us to operate in accordance with laws, regulations and voluntary codes which apply to our activities.

—

We monitor and report regulatory developments through formal governance committees. Our reporting captures all material regulatory reviews, investigations and developments. It also tracks the status of, and trends in, our key relationships with regulators.

2015 compared to 2014 (unaudited)

The level of regulatory risk remained high during 2015 as a result of regulatory and governmental bodies’ efforts to further enhance protection of consumers and market integrity through heightened supervision and regulatory change.

In common with much of the financial services industry, we continue to experience significant levels of regulatory scrutiny. Over the course of the year this included supervisory reviews, meetings and requests for information across business lines and customer sectors.

We carried out a number of regulatory-driven activities in 2015 in response to the evolving regulatory environment. We:

–	Made changes to comply with regulations that came into force during the year, including the recast Client Asset FCA Rulebook and Deposit Protection Rules. We also made changes to comply with the Volcker Rule (derived from the US Dodd-Frank Wall Street Reform and Consumer Protection Act)
–	Started activities to ensure compliance with future regulatory regime and rule changes. These included Banking Reform, ring-fencing, the new Accountability Regime and the Markets in Financial Instruments Directive II
–	Applied for full FCA Consumer Credit permissions following the transfer of consumer credit regulation from the OFT to the FCA in 2014.

For more on regulatory developments, see the ‘Risk factors’ section.

MODEL RISK (unaudited)

Model risk can arise from flaws in our modelling techniques, or the incorrect use of a model.

Our approach to model risk

—	We manage model risk through a set of controls over the use of models throughout their lifecycle. We:

– Maintain a central model inventory. This includes data on owners, uses and key dates

– Assess how important each model is to our business

– Identify key model owners, developers and independent reviewers and agree their responsibilities

– Maintain a single approval body for model developments, updates and performance tracking

– Report updates to risk forums and committees. This includes risk appetite metrics

– Escalate to our senior management and committees if the predictive capability of a model deteriorates.

—

Our independent model validation unit helps mitigate model risk. It checks how a model is built and documented, and reviews the reasons for its construction. It also checks the external environment in which a model is released, giving as full a review as possible. The output of the review is presented with the model in the approval process.

2015 compared to 2014 (unaudited)

We have developed a framework to help improve the way we manage risks associated with the various models we use to make risk-based decisions. In 2015, we began to extend our model risk management practices into Retail Banking and Commercial Banking, as well as our Finance division. We identified the models we use in these areas and determined their importance to us. This will help us to compare our most important models across and within divisions.

Annual Report 2015

Risk review

COUNTRY RISK EXPOSURE

We manage our country risk exposure under our global limits framework. Within this framework, we set our Risk Appetite for each country, taking into account factors that may influence its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we think we need to. As an example, in recent years, we have increased our monitoring of exposures to eurozone counterparties. As part of this, we have selectively divested assets affected by events in those countries. We consider Banco Santander group-related risk separately.

The tables below show our exposures at 31 December 2015 and 2014. Total exposures are the total of balance sheet and off-balance sheet values. We calculate balance sheet values in accordance with IFRS (i.e. after netting allowed under IFRS) except for credit provisions which have been added back. Off balance sheet values are undrawn facilities and letters of credit.

We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets. That is unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

We show the exposures by type of counterparty. The only exception is where exposures have been guaranteed by a sovereign. In that case we show them in the ‘Government guaranteed’ category. Due to the interest in the eurozone, we show those disclosures first and highlight them separately.

The tables exclude exposures to other Banco Santander group companies. We show them separately in the ‘Balances with other Banco Santander group companies’ section.

	Central	Government	Banks	(2)	Other	Retail	Corporate	Total	(1)
	and local	guaranteed			financial
	governments				institutions
	£bn	£bn	£bn		£bn	£bn	£bn	£bn
2015
Eurozone:
Peripheral eurozone countries:
Italy	0.8	–	0.1		–	–	0.1	1.0
Ireland	–	–	–		0.1	–	0.6	0.7
Spain (excluding Banco Santander)	–	–	0.2		–	–	0.2	0.4
Portugal	–	–	0.1		–	–	–	0.1
Greece	–	–	–		–	–	–	–
Other eurozone countries:
France	0.1	0.3	2.1		0.1	–	1.6	4.2
Germany	0.1	–	2.2		–	–	0.5	2.8
All other eurozone(3)	0.5	–	1.1		0.3	–	1.4	3.3
	1.5	0.3	5.8		0.5	–	4.4	12.5
All other countries:
UK	17.0	0.4	9.6		6.8	184.1	52.5	270.4
US	2.5	0.2	9.0		3.2	–	0.1	15.0
Japan	2.7	–	1.0		0.1	–	1.7	5.5
Switzerland	0.1	–	0.2		–	–	0.4	0.7
Denmark	–	–	0.1		–	–	0.4	0.5
Russia	–	–	–		0.2	–	–	0.2
All others(4)	–	–	1.5		0.4	–	1.9	3.8
	22.3	0.6	21.4		10.7	184.1	57.0	296.1
Total	23.8	0.9	27.2		11.2	184.1	61.4	308.6

(1)	Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.
(2)	Excludes balances with central banks.
(3)	Includes The Netherlands of £1.0bn, Luxembourg of £0.9bn, Belgium, Finland and Austria, as well as Cyprus of £39m.
(4)	Includes Ukraine of £nil.

154  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

	Central	Government	Banks	(2)	Other	Retail	Corporate	Total	(1)
	and local	guaranteed			financial
	governments				institutions
	£bn	£bn	£bn		£bn	£bn	£bn	£bn
2014
Eurozone:
Peripheral eurozone countries:
Italy	0.9	–	0.1		–	–	0.2	1.2
Ireland	–	–	–		–	–	0.3	0.3
Spain (excluding Banco Santander)	–	–	0.3		–	–	0.1	0.4
Portugal	–	–	–		–	–	–	–
Greece	–	–	–		–	–	–	–
Other eurozone countries:
France	–	0.4	2.2		–	–	0.1	2.7
Germany	0.2	–	1.9		–	–	0.3	2.4
All other eurozone(3)	–	–	1.3		0.1	–	1.5	2.9
	1.1	0.4	5.8		0.1	–	2.5	9.9
All other countries:
UK	20.2	0.4	11.2		5.4	176.9	48.1	262.2
US	4.7	0.2	10.1		1.0	–	0.2	16.2
Japan	3.8	–	0.1		0.1	–	1.1	5.1
Switzerland	0.7	–	0.5		–	–	0.3	1.5
Denmark	0.3	–	0.2		–	–	0.3	0.8
Russia	–	–	–		0.2	–	–	0.2
All others(4)	–	–	1.4		0.3	–	3.6	5.3
	29.7	0.6	23.5		7.0	176.9	53.6	291.3
Total	30.8	1.0	29.3		7.1	176.9	56.1	301.2

(1)	Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.
(2)	Excludes balances with central banks.
(3)	Includes The Netherlands of £1.0bn, Luxembourg of £0.9bn, Belgium, Finland and Austria, as well as Cyprus of £39m.
(4)	Includes Ukraine of £nil.

2015 compared to 2014 (unaudited)

Key changes in sovereign and other country risk exposures in 2015 were:

–	An increase of £8.2bn in exposure to the UK to £270.4bn (2014: £262.2bn). This was mainly due to increased commitments and undrawn facilities in UK corporate and retail mortgage lending, partially offset by a decrease in cash held with the Bank of England as part of normal liquid asset portfolio management activity
–	An increase of £1.5bn in exposure to France to £4.2bn (2014: £2.7bn). This was principally due to increased trading assets held at fair value with corporate customers.
–	A decrease of £1.2bn in exposure to the US to £15.0bn (2014: £16.2bn). This was primarily due to a decrease in trading assets held at fair value with banks.
–	A decrease of £0.8bn in exposure to Switzerland to £0.7bn (2014: £1.5bn). This was mainly due to a decrease in trading assets held at fair value with central and local governments.
–	An increase of £0.4bn in exposure to Japan to £5.5bn (2014: £5.1bn). This was primarily due to the additional purchase of equity instruments listed in Japan as part of increased trading by Short Term Markets. These equity instrument risk exposures are hedged using derivative instruments.
–	An increase of £0.4bn in exposure to Germany to £2.8bn (2014: £2.4bn). This was primarily due to increased trading assets held at fair value with banks and corporate customers.
–	An increase of £0.4bn in exposure to Ireland to £0.7bn (2014: £0.3bn). This was mainly due to an increase in loans and advances to corporate customers.
–	Movements in the other country risk exposures were minimal.

Annual Report 2015

Risk review

Further analysis of sovereign debt and other country risk exposures

The tables below analyse our sovereign debt and other country risk exposures further. We show which exposures are accounted for on-balance sheet (analysed into those measured at amortised cost and fair value) and which are off-balance sheet.

We mainly classify our assets held at amortised cost as loans and advances to banks, loans and advances to customers, and loans and receivables securities. We have no held-to-maturity securities. We classify our assets held at fair value as either trading assets or designated as held at fair value through profit or loss. The only exceptions are government debt held for liquidity purposes, which we classify as available-for-sale securities. We have not reclassified any assets held at fair value.

Sovereign debt

	Assets held at amortised cost			Assets held at fair value
	Central	Government	Total	Central	Government	Total	Total	Commitments	Total
	and local	guaranteed		and local	guaranteed		balance	and undrawn
	governments			governments			sheet asset	facilities
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2015
Eurozone countries:
Italy	–	–	–	0.8	–	0.8	0.8	–	0.8
France	–	–	–	0.1	0.3	0.4	0.4	–	0.4
Germany	–	–	–	0.1	–	0.1	0.1	–	0.1
All other eurozone	–	–	–	0.5	–	0.5	0.5	–	0.5
	–	–	–	1.5	0.3	1.8	1.8	–	1.8
All other countries:
UK	13.5	–	13.5	3.5	0.4	3.9	17.4	–	17.4
US	2.2	–	2.2	0.3	0.2	0.5	2.7	–	2.7
Japan	–	–	–	2.7	–	2.7	2.7	–	2.7
Switzerland	–	–	–	0.1	–	0.1	0.1	–	0.1
Denmark	–	–	–	–	–	–	–	–	–
	15.7	–	15.7	6.6	0.6	7.2	22.9	–	22.9

2014
Eurozone countries:
Italy	–	–	–	0.9	–	0.9	0.9	–	0.9
France	–	–	–	–	0.4	0.4	0.4	–	0.4
Germany	–	–	–	0.2	–	0.2	0.2	–	0.2
All other eurozone	–	–	–	–	–	–	–	–	–
	–	–	–	1.1	0.4	1.5	1.5	–	1.5
All other countries:
UK	16.9	–	16.9	3.3	0.4	3.7	20.6	–	20.6
US	4.4	–	4.4	0.3	0.2	0.5	4.9	–	4.9
Japan	–	–	–	3.8	–	3.8	3.8	–	3.8
Switzerland	–	–	–	0.7	–	0.7	0.7	–	0.7
Denmark	–	–	–	0.3	–	0.3	0.3	–	0.3
	21.3	–	21.3	8.4	0.6	9.0	30.3	–	30.3

We have no direct sovereign exposures to any other countries. We have not recognised any impairment losses for sovereign debt held at amortised cost.

We have no exposures to credit default swaps (either written or purchased) or other instruments directly referenced to sovereign debt.

156  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Other country risk exposures(1)

	Assets held at amortised cost					Assets held at fair value(2)
	Banks	Other	Retail	Corporate	Total	Banks	Other	Corporate	Total	Total	Commitments		Total
		financial					financial			balance	and
		institutions					institutions			sheet	undrawn
										asset	facilities	(3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn		£bn
2015
Eurozone:
Peripheral eurozone countries:
Ireland	–	0.1	–	0.2	0.3	–	–	0.2	0.2	0.5	0.2		0.7
Spain	–	–	–	–	–	0.2	–	–	0.2	0.2	0.2		0.4
Italy	–	–	–	–	–	0.1	–	–	0.1	0.1	0.1		0.2
Portugal	0.1	–	–	–	0.1	–	–	–	–	0.1	–		0.1

Other eurozone countries:
France	–	–	–	–	–	2.1	0.1	1.6	3.8	3.8	–		3.8
Germany	–	–	–	0.1	0.1	2.2	–	0.4	2.6	2.7	–		2.7
Other	–	0.1	–	0.5	0.6	1.1	0.2	0.1	1.4	2.0	0.8		2.8
	0.1	0.2	–	0.8	1.1	5.7	0.3	2.3	8.3	9.4	1.3		10.7
All other countries:
UK	2.2	0.9	164.6	29.3	197.0	7.4	5.9	8.2	21.5	218.5	34.5		253.0
US	0.3	0.3	–	–	0.6	8.7	2.9	–	11.6	12.2	0.1		12.3
Japan	0.9	–	–	–	0.9	0.1	0.1	1.7	1.9	2.8	–		2.8
Switzerland	–	–	–	0.3	0.3	0.2	–	–	0.2	0.5	0.1		0.6
Denmark	–	–	–	–	–	0.1	–	–	0.1	0.1	0.4		0.5
Russia	–	0.2	–	–	0.2	–	–	–	–	0.2	–		0.2
Other	–	0.2	–	1.1	1.3	1.5	0.2	0.1	1.8	3.1	0.7		3.8
	3.4	1.6	164.6	30.7	200.3	18.0	9.1	10.0	37.1	237.4	35.8		273.2

2014
Eurozone:
Peripheral eurozone countries:
Ireland	–	–	–	0.1	0.1	–	–	0.1	0.1	0.2	0.1		0.3
Spain	–	–	–	–	–	0.2	–	–	0.2	0.2	0.2		0.4
Italy	–	–	–	–	–	0.1	–	–	0.1	0.1	0.2		0.3
Portugal	–	–	–	–	–	–	–	–	–	–	–		–

Other eurozone countries:
France	–	–	–	0.1	0.1	2.2	–	–	2.2	2.3	–		2.3
Germany	–	–	–	0.1	0.1	1.9	–	0.2	2.1	2.2	–		2.2
Other	–	–	–	0.5	0.5	1.3	0.1	0.3	1.7	2.2	0.7		2.9
	–	–	–	0.8	0.8	5.7	0.1	0.6	6.4	7.2	1.2		8.4
All other countries:
UK	1.3	0.6	158.9	26.0	186.8	9.9	4.4	8.6	22.9	209.7	31.9		241.6
US	0.6	–	–	0.1	0.7	9.5	1.0	–	10.5	11.2	0.1		11.3
Japan	–	–	–	–	–	0.1	0.1	1.1	1.3	1.3	–		1.3
Switzerland	–	–	–	0.3	0.3	0.5	–	–	0.5	0.8	–		0.8
Denmark	–	–	–	–	–	0.2	–	–	0.2	0.2	0.3		0.5
Russia	–	0.2	–	–	0.2	–	–	–	–	0.2	–		0.2
Other	0.1	0.1	–	2.3	2.5	1.3	0.1	0.2	1.6	4.1	1.2		5.3
	2.0	0.9	158.9	28.7	190.5	21.5	5.6	9.9	37.0	227.5	33.5		261.0

(1)	Excluding Banco Santander and other Banco Santander group companies.
(2)	The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. We did not hold any significant available-for-sale securities, except for government debt held for liquidity purposes, as described on the previous page.
(3)	Of which £19.3bn (2014: £18.0bn) is presented in Retail Banking and the remainder is presented in Commercial Banking and Global Corporate Banking.

Commitments and undrawn facilities are mainly formal standby facilities and credit lines. In Retail Banking, they are credit cards, mortgages and overdrafts. In Commercial Banking and Global Corporate Banking, they are standby loan facilities. For the key terms of formal standby facilities, credit lines and other commitments, see Note 35 to the Consolidated Financial Statements.

For maturity analyses of our assets held at amortised cost, see Note 43 to the Consolidated Financial Statements.

Annual Report 2015

Risk review

Peripheral eurozone countries

In this section we discuss our direct and indirect exposures to the peripheral eurozone at 31 December 2015 and 2014 by type of financial instrument. We exclude balances with other Banco Santander group companies which we show separately below.

Our exposures arise mainly in the large corporate portfolio with large multinational companies and financial institutions. We monitor these regularly as part of our overall risk management process. The large corporate portfolio is mainly multinational UK companies whose assets, operations and profits are geographically diversified. The rest of the Commercial Banking portfolio is mainly UK-based with no material peripheral eurozone exposure. We mitigate the risk further by using covenants.

We mitigate the risk from indirect exposures from our transactions with financial institutions by their short-term tenor, by margin calls and collateral, and by using standard legal agreements that allow offsetting. We mitigate the risk from indirect exposures from our transactions with other corporates with standard guarantees and the fact that the companies’ assets, operations and profits are geographically well diversified.

Direct exposures to peripheral eurozone countries

Balances with Italy at 31 December 2015 were trading assets issued by central and local governments of £0.8bn (2014: £0.9bn); commitments and undrawn facilities with corporate customers of £0.1bn (2014: £0.2bn); and derivative assets issued by banks of £0.1bn (2014: £0.1bn).

Balances with Ireland at 31 December 2015 were loans and advances to corporate customers of £0.3bn (2014: £0.1bn), assets held at fair value with corporate customers of £0.2bn (2014: £0.1bn) and commitments and undrawn facilities with corporate customers of £0.2bn (2014: £0.1bn).

Balances with Spain at 31 December 2015 were derivative assets issued by banks of £0.2bn (2014: £0.2bn), commitments and undrawn facilities with corporate customers of £0.2bn (2014: £0.1bn) and commitments and undrawn facilities with banks of £nil (2014: £0.1bn).

Balances with Portugal at 31 December 2015 were loans and advances to banks of £0.1bn (2014: £nil).

Indirect exposures to peripheral eurozone countries

These exposures exist where our direct counterparties outside the peripheral eurozone have a direct exposure to the peripheral eurozone. We identify these exposures as part of our ongoing analysis and monitoring of our counterparty base. We do this by reviewing financial data to determine countries where the main parts of their assets, operations or profits arise.

Our indirect exposures to the peripheral eurozone come from a small number of loans to large multinational UK companies that derive some of their profits from the peripheral eurozone; trading and hedging transactions with financial institutions in the UK and Europe that derive some of their profits from or have assets in the peripheral eurozone; and a small number of loans to other companies which have operations in, or profits from, the peripheral eurozone. We have no significant indirect exposure to the peripheral eurozone in our retail business.

Redenomination risk (unaudited)

We consider the total dissolution of the eurozone to be extremely unlikely. We also believe widespread redenomination of our euro-denominated assets and liabilities is highly improbable. However, we have analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that would be implemented. It is not possible to predict what the total financial impact on us might be of this.

Determining which balances would be legally redenominated is complex and depends on a number of factors. These factors include the precise exit scenario. This is because the effects on contracts of a disorderly exit or one sanctioned under EU law may differ. We monitor these risks and have taken steps to mitigate them and/or reduce our overall exposure to losses that might arise in the event of a redenomination. We have done this by reducing our balances and funding mismatches. As part of maintaining a diverse funding base, we raise funding in a number of currencies, including euro, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.

Our net asset position denominated in euro, reflecting assets, liabilities and related swaps (which are mainly cross-currency derivatives entered into to swap funding raised in euro into sterling for reasons set out above) in connection with contracts denominated in euro, was net assets of £0.5bn at 31 December 2015 (2014: net assets of £0.7bn). This was debt securities (covered bonds and securitisations) of £23.0bn (2014: £20.0bn) we issued as part of our medium term funding activities, medium-term repo liabilities of £1.3bn (2014: £0.8bn), other deposit liabilities of £4.4bn (2014: £1.9bn), other deposits by Banco Santander group companies of £1.1bn (2014: £1.7bn), other loans and securities of £4.9bn (2014: £4.6bn), net trading repo liabilities of £1.3bn (2014: £2.8bn) and related swap assets of £26.7bn (2014: £23.3bn) which swap the euro exposures into sterling to ensure our assets and liabilities are currency matched in sterling.

Our exposures to individual eurozone countries and total exposures to eurozone counterparties, including any euro-denominated contracts, are set out earlier in this section.

158  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Operational risk	Conduct risk	Other key risks

Balances with other Banco Santander group companies

We deal with other Banco Santander group companies in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. This is done substantially on the same terms as for similar transactions with third parties. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander group companies. We conduct these activities in a way that manages the credit risk within limits acceptable to the PRA. At 31 December 2015 and 2014, we had gross balances with other Banco Santander group companies as follows:

	2015				2014
	Banks	Other financial	Corporate	Total	Banks	Other financial	Corporate	Total
		institutions				institutions
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets:
– Spain	1.5	–	–	1.5	2.1	0.1	–	2.2
– UK	–	1.3	–	1.3	–	0.8	–	0.8
– Chile	0.3	–	–	0.3	0.2	–	–	0.2
– Norway	0.1	–	–	0.1	0.1	–	–	0.1
– Ireland	–	–	–	–	0.1	–	–	0.1
–Other <£100m	0.1	0.1	–	0.2	0.1	–	–	0.1
	2.0	1.4	–	3.4	2.6	0.9	–	3.5
Liabilities:
– Spain	(3.6)	(0.3)	(0.1)	(4.0)	(5.1)	(0.5)	(0.1)	(5.7)
– UK	–	(2.0)	(0.1)	(2.1)	–	(0.4)	–	(0.4)
– Chile	(0.3)	–	–	(0.3)	(0.2)	–	–	(0.2)
– Norway	(0.1)	–	–	(0.1)	(0.1)	–	–	(0.1)
– Ireland	–	–	–	–	(0.1)	–	–	(0.1)
– Belgium	–	–	–	–	(0.2)	–	–	(0.2)
– Italy	–	–	–	–	(0.1)	–	–	(0.1)
– Germany	–	–	–	–	–	(0.1)	–	(0.1)
– Uruguay	–	–	–	–	(0.1)	–	–	(0.1)
– Other <£100m	(0.2)	(0.1)	–	(0.3)	(0.1)	(0.2)	–	(0.3)
	(4.2)	(2.4)	(0.2)	(6.8)	(6.0)	(1.2)	(0.1)	(7.3)

2015 compared to 2014 (unaudited)

The above balances with other Banco Santander group companies at 31 December 2015 mainly included:

–	Repo liabilities of £309m (2014: £nil), classified as ‘Deposits by banks’
–	Derivative assets of £1,778m (2014: £2,538m) subject to ISDA Master Agreements including the Credit Support Annex. These balances were offset by derivative liabilities of £1,929m (2014: £2,214m) and cash collateral received, as described below, and are included in Note 13 to the Consolidated Financial Statements
–	Cash collateral of £217m (2014: £121m) given in relation to derivatives futures contracts. The cash collateral was classified as ‘Trading assets’ in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £1,128m (2014: £1,460m), classified as ‘Trading liabilities’ and ‘Deposits by banks’. See Notes 12, 26 and 28 to the Consolidated Financial Statements
–	Asset-backed securities of £nil and £nil (2014: £7m and £54m), which were classified as ‘Loans and receivables securities’ and ‘Financial assets designated at fair value’, respectively, in the balance sheet. See Notes 14 and 19 to the Consolidated Financial Statements
–	Deposits by customers of £1,405m (2014: £867m) and other liabilities of £134m (2014: £300m)
–	Debt securities in issue of £127m (2014: £349m). These balances are holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes. The decrease in the year reflected contractual maturities. See Note 30 to the Consolidated Financial Statements
–	Subordinated liabilities of £1,656m (2014: £1,867m) reflecting holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes
–	Financial liabilities designated at fair value of £25m (2014: £96m). See Note 29 to the Consolidated Financial Statements.

Annual Report 2015

Risk review

This page intentionally blank

160  Santander UK plc

Governance

162	Directors

167	Corporate governance report

167	Chair’s report on corporate governance

171	Board Nomination Committee Chair’s report

173	Board Risk Committee Chair’s report

178	Board Audit Committee Chair’s report

184	Directors’ Remuneration report

184	Board Remuneration Committee Chair’s report

186	Remuneration report

188	Remuneration implementation report

193	Directors’ report

Annual Report 2015

Governance

Board of Directors

Chair

Baroness Shriti Vadera	Chair since 30 March 2015, previously Independent Non-Executive Director and Deputy Chair from 1 January 2015.

Skills and experience

Shriti Vadera was an investment banker with SG Warburg / UBS from 1984 to 1999, on the Council of Economic Advisers, HM Treasury from 1999 to 2007, Minister in the UK Government from 2007 to 2009 (Cabinet Office, Business Department and International Development department), G20 Adviser from 2009 to 2010, and advised Governments, banks, and investors on the eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014.

Other principal appointments

Chair of Santander UK Group Holdings plc* since 30 March 2015.

Senior Independent Director of BHP Billiton plc since August 2015 and Non-Executive Director since 2011.

Non-Executive Director of AstraZeneca plc since 2011.

Board committee membership

Nomination Committee since 1 January 2015 and

Chair since 30 March 2015.

Independent Non-Executive Directors

Scott Wheway	Senior Independent Director and Chair of Board Remuneration Committee

Appointed Senior Independent Director on 18 May 2015 and Independent Non-Executive Director on 1 October 2013.

Skills and experience

Scott Wheway brings extensive retail and consumer knowledge to the Board, having formerly held various senior roles at Tesco plc, including Operations Director and CEO, Tesco Japan. Following this, he was CEO of Best Buy Europe and Managing Director and Retail Director of Boots Company plc (now known as The Boots Company Ltd) and Managing Director of Boots the Chemist at Alliance Boots plc. Scott also has experience of the financial services sector through his roles at Aviva plc and Aviva Insurance Limited.

Other principal appointments

Independent Non-Executive Director of Santander UK Group Holdings plc* since 2014.

Independent Non-Executive Director of Aviva plc since 2007.

Chairman of Aviva Insurance Limited since 13 April 2015.

Board committee membership

Audit Committee since 1 September 2015.

Remuneration Committee since 1 January 2014 and Chair since 1 September 2015.

Nomination Committee since 1 January 2014.

Risk Committee since 1 January 2014.

Ed Giera	Chair of Board Risk Committee

Appointed Independent Non-Executive Director on 19 August 2015.

Skills and experience

Ed Giera is an experienced Non-Executive Director, having held a number of Board roles since retiring from JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co. He provided corporate finance advisory and fiduciary services as Principal of EJ Giera LLC and was formerly a Non-Executive Director for NovaTech LLC, the Life and Longevity Markets Association, and the Renshaw Bay Structured Finance Opportunity Fund. Ed was also a director of Pension Corporation Group Ltd from 2012 to 2015, and Pension Insurance Corporation Holdings Ltd from 2008 to 2012.

Other principal appointments

Independent Non-Executive Director of Santander UK Group Holdings plc* since 19 August 2015. Non-Executive Director of ICBC Standard Bank Plc since 5 October 2015.

Non-Executive Director of the Real Estate Finance Fund managed by GAM International Management Limited since 2012.

Non-Executive Director of Pension Insurance Corporation Group Limited since 8 December 2015.

Board committee membership

Audit Committee since 19 August 2015. Nomination Committee since 19 August 2015. Remuneration Committee since 19 August 2015. Risk Committee member since 19 August and Chair since 26 October 2015.

* Part of the Banco Santander group.

162  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Chris Jones	Chair of Board Audit Committee

Appointed Independent Non-Executive Director on 30 March 2015.

Skills and experience

Chris Jones was a partner at PwC from 1989 to 2014. He focused on the financial services industry from the mid-1980s and was a Senior Audit Partner specialising in the audit of banks and other financial services companies. He also led PwC’s EMEA Financial Services practice and was a member of their Financial Services global leadership team.

Chris is a past president of the Association of Corporate Treasurers.

Other principal appointments

Independent Non-Executive Director of Santander UK Group Holdings plc* since 30 March 2015. Non-Executive Director of Redburn (Europe) Ltd since 2014.

Chairman of the Advisory Board of the Association of Corporate Treasurers since 2010.

Investment Trustee of the Civil Service Benevolent Fund since 1 September 2015.

Board committee membership

Audit Committee since 30 March 2015 and Chair since 30 June 2015.

Nomination Committee since 19 May 2015. Remuneration Committee since 1 September 2015.

Risk Committee since 30 March 2015.

Alain Dromer	Appointed Independent Non-Executive Director on 1 October 2013.

Skills and experience

Alain Dromer is an experienced financial services executive director with 25 years’ experience in asset management and capital markets in the UK and Europe, together with nearly 10 years’ experience with the French Treasury.

He was previously CEO of Aviva Investors; Global Head of Group Investment Business of HSBC Investments; Head of Asset Management at CCF Crédit Commercial de France and Head of Capital Markets of La Compagnie Financière Edmond de Rothschild Banque. Prior to that, Alain held various roles in the Government of France, French Treasury including Section Head, World Monetary Affairs and IMF, and Deputy Head/Office of Financial Markets.

Other principal appointments

Independent Non-Executive Director of Santander UK Group Holdings plc* since 2014.

Director of Moody’s Investors Service Ltd since 2013.

Director of Moody’s Investor Service EMEA Ltd since 2013.

Independent Member of the Board of Moody’s Deutschland GmbH since 2013.

Independent Member of the Board of Moody’s France SAS since 2013.

Non-Executive Director of Majid Al Futtaim Trust LLC since 2013.

Non-Executive Director of Henderson European Focus Trust plc since 2014.

Board committee membership

Audit Committee since 1 January 2014. Nomination Committee from 1 January 2014 to 27 July 2015.

Remuneration Committee since 1 January 2014.

Risk Committee since 15 December 2015.

Annemarie Durbin	Appointed Independent Non-Executive Director on 13 January 2016.

Skills and experience

Over an executive career spanning 30 years, Annemarie Durbin gained broad international banking experience which culminated in being a member of the Executive Committee and Company Secretary of Standard Chartered PLC. Prior to this Annemarie was CEO and Executive Director of Standard Chartered’s publicly listed entity in Thailand. Also she was: CEO in the Philippines; held various commercial, retail and institutional banking roles; and led several global support functions.

Annemarie has strong corporate governance, regulatory and legal credentials, and has a track record of transforming complex businesses in a multinational and multicultural business environment.

From 2007 to 2013, Annemarie was a Non-Executive Director of Fleming Family & Partners Limited, an asset management, corporate advisory and family office organisation.

Other principal appointments

Independent Non-Executive Director of Santander UK Group Holdings plc* since 13 January 2016.

Non-Executive Director of WH Smith PLC since 2012. Member of the Listing Advisory Panel since 1 January 2015

Board committee membership

Audit Committee since 13 January 2016.

Remuneration Committee since 13 January 2016.

Risk Committee since 13 January 2016.

* Part of the Banco Santander group.

Annual Report 2015

Governance

Genevieve Shore	Appointed Independent Non-Executive Director on 18 May 2015.

Skills and experience

Genevieve Shore brings digital, technology and commercial expertise to Santander UK from a career in the media, publishing and technology sectors, most recently as Chief Product and Marketing Officer of Pearson plc and previously as Director of Digital Strategy, Chief Information Officer and Chief Product Officer. She has also served as Global Digital Director of Penguin Books Ltd and at Random House.

Other principal appointments

Independent Non-Executive of Director Santander UK Group Holdings plc* since 18 May 2015.

Non-Executive Director of Moneysupermarket.com Group plc since 2014.

Non-Executive Director of Scottish Television (STV) Group plc since 2012.

Non-Executive Director Next Fifteen Communications Group plc since 1 February 2015.

Member of the Parliamentary Digital Advisory Board since 1 October 2015.

Member of the Advisory Board for LEGO Education since 1 October 2015.

Board committee membership

Audit Committee since 1 September 2015.

Remuneration Committee since 1 September 2015.

Risk Committee since 1 September 2015.

Banco Santander nominated Non-Executive Directors
Ana Botín	Appointed Non-Executive Director on 29 September 2014.

Skills and experience

Ana Botín joined the Banco Santander group in 1988 and was appointed Executive Chair of Banco Santander SA in September 2014. Ana has been a member of Banco Santander SA’s Board and Executive Committee since 1989 and previously served as Chief Executive Officer and Executive Director of Santander UK plc from December 2010 to September 2014. She has extensive financial services experience. She directed Banco Santander SA’s Latin American expansion in the 1990’s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury divisions.

Other principal appointments

Non-Executive Director of Santander UK Group Holdings plc* since 2014.

Executive Chair of Banco Santander SA* since 2014 and Director since 1989.

Non-Executive Director of The Coca-Cola Company since 2013.

Founder and Vice-Chair of the Empresa y

Crecimiento Foundation since 2000.

Member of the UK Prime Minister’s Business Advisory Board since 27 July 2015.

Member of the MIT’s CEO Advisory Board since 26 August 2015.

Vice-Chair of the World Business Council for Sustainable Development since 11 January 2016.

Board committee membership

Nomination Committee since 27 July 2015.

Bruce Carnegie-Brown	Appointed Independent Non-Executive Director on 1 October 2012. On appointment as first
Vice Chairman and Lead Independent Director of the Board of Banco Santander SA on
12 February 2015, he was no longer considered an Independent Non-Executive Director.

Skills and experience

Bruce Carnegie-Brown has performed a wide variety of risk-related roles in the financial services sector, primarily in insurance and investment banking, providing him with a breadth of experience and insight of financial services. He was Managing Director of JP Morgan from 1985 to 2003. Following this, Bruce was CEO of Marsh UK Limited from 2003 to 2006, and served as Chair of Aon UK Limited from 2012 to 2015. He was Senior Independent Director of Catlin Group Limited from 2010 to 2014 and Close Brothers Group plc from 2006 to 2014.

Other principal appointments

Non-Executive Director of Santander UK Group Holdings plc* since 2014.

Vice Chair and Lead Independent Director of Banco Santander SA* since 12 February 2015.

Non-Executive Director of Moneysupermarket.com Group plc since 2010 and Chair since 2014.

Director of Historic Royal Palaces since 2014. Director of Shakespeare’s Globe Trust since 2006.

Board committee membership

Audit Committee from 1 October 2012 to 19 May 2015.

Nomination Committee since 19 March 2013. Remuneration Committee since 1 October 2012. Risk Committee since 1 October 2012 and Chair from 1 October 2012 to 26 October 2015.

* Part of the Banco Santander group.

164  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

José María Fuster	Appointed Non-Executive Director on 1 December 2004.

Skills and experience

José María Fuster joined Banco Español de Credito SA in 1998 and was appointed as Chief Information Officer of Banco Santander SA in 2003.

José María started his professional career with International Business Machines SA before becoming a consultant at Arthur Andersen. He has also worked for Citibank España SA and National Westminster Bank plc.

Other principal appointments

Non-Executive Director of Santander UK Group Holdings plc* since 2014.

Executive Vice President, Corporate Head of Innovation of Banco Santander SA* since 16 January 2015.

Director of Ingeniería de Software Bancario SL* since 2002.

Director of Santander Consumer Holdings GmbH* since 2012.

Director of Sistema 4B SL* since 2013.

Director of Santander Consumer Bank AG* since 2009.

Director of Portal Universia SA since 2010.

Juan Rodríguez Inciarte	Appointed Non-Executive Director on 1 December 2004.
Deputy Chair

Skills and experience

Juan Rodríguez Inciarte joined Banco Santander SA in 1985. After holding various positions, he was appointed to the Board of Directors in 1991, holding this office until 1999.

Juan has also held directorships at the Royal Bank of Scotland plc (RBS) and National Westminster Bank plc from 1998 to 2004, ABN Amro, First Fidelity Bancorp, and at First Union Corporation (now part of Wells Fargo).

Other principal appointments

Non-Executive Director of Santander UK Group Holdings plc* since 2014.

Executive Director Banco Santander SA* since 2008.

Director Santander Consumer Finance SA* since 2007.

Director Vista Capital de Expansion SA since 2007.

Chairman Saarema Inversiones SA since 2005.

Board committee membership

Nomination Committee from 27 September 2011 to 27 July 2015.

Risk Committee since 1 September 2015.

Manuel Soto	Appointed Non-Executive Director on 1 November 2013.

Skills and experience

Manuel Soto was formerly a Board member of Banco Santander SA from 1999 to April 2013, and during that period was Chair of the Banco Santander SA Audit and Compliance Committee.

Manuel has significant experience in financial services, having undertaken a variety of Executive and Director level roles, including a 38 year career at Arthur Andersen, where he discharged, among other responsibilities, EMEIA Area Managing Partner from 1980 to 1998, and Chairman of the Worldwide Board from 1987 to 1989.

He also served on the Board as Vice Chairman of Indra Sistemas SA from 1999 to 2011 and on the Board of Corporación Financiera Alba from 1999 to 2010.

Other principal appointments

Non-Executive Director of Santander UK Group Holdings plc* since 2014.

Director of Cartera Industrial REA SA since 2008. Member of advisory board of Grupo Barceló since 2012.

Member of advisory board of Befesa Medio Ambiente SA since 2013.

Board committee membership

Audit Committee since 1 January 2014.

* Part of the Banco Santander group.

Annual Report 2015

Governance

Executive Director

Nathan Bostock Chief Executive Officer	Appointed Executive Director and Deputy Chief Executive Officer on 19 August 2014 and Chief Executive Officer on 29 September 2014.

Skills and experience

Nathan Bostock joined Santander UK from RBS, where he was an Executive Director and Group Finance Director. He joined RBS in 2009 as Head of Restructuring and Risk and Group Chief Risk Officer.

Nathan previously spent eight years with Abbey National plc (now Santander UK plc) from 2001 to 2009 and served on the Board as an Executive Director from 2005. During his time with Abbey National plc, he held various senior positions including Chief Financial Officer and Executive Director. Nathan was also previously at RBS from 1991 to 2001 in a number of senior positions and spent seven years before that with Chase Manhattan Bank.

Other principal appointments

Chief Executive Officer of Santander UK Group Holdings plc* since 2014.

Director of Santander Fintech Limited* since 10 July 2015.

Member of the PRA Practitioner Panel since 2014.

Member of the Financial Services Trade and Investment Board (FSTIB) since 20 July 2015.

Non-Board Executive

Antonio Roman	Appointed Chief Financial Officer on 30 October 2015.

Skills and experience

Antonio Roman has extensive financial services experience across a wide range of areas including Finance, Investor Relations and Retail Banking. He was appointed Treasurer of Santander UK plc in 2014, with responsibility for the management of interest risk, liquidity, funding, economics and investor relations. Prior to that Antonio joined Banco Español de Credito SA* in 2011 as Head of Financial Management and in 2013 joined Santander UK plc as a Deputy Treasurer.

Antonio also worked for Grupo Caja Madrid where he served as Financial Controller from 2007 to 2010.

Other principal appointments

Director of Abbey National Treasury Services plc* since 2014.

Management Board Member of Abbey Covered Bonds LLP* since 2014.

Member of the British Bankers Association’s Financial and Risk Policy Committee since 1 November 2015.

* Part of the Banco Santander group.

166  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Chair’s report on corporate governance

My report describes the roles, responsibilities and activities of the Board and its Committees.

“Our ambition is to be the best governed bank in the UK that supports Santander UK’s aspiration to become the best retail and commercial bank.”

This year we have appointed new INED Chairs to the Board Committees and all have a sizeable majority of INEDs as set out on page 190. We have also reviewed the membership of each Committee so that all INEDs are members of the Board Audit, Board Risk and Board Remuneration Committees in order to provide efficient working and effective oversight.

The activities undertaken by each of the Committees is set out in the Board Committee Chairs’ reports on pages 171 to 185. The full Terms of Reference for each Committee are available on Santander UK’s website www.santander.co.uk and from the Company Secretary upon request.

Interaction with our parent

In 2015, we have defined clearly our responsibilities and relationship with Banco Santander, our sole shareholder, through the UK Group Framework agreed by Santander UK and Banco Santander. Our UK Group Framework is described in detail on page 2.

Board fees

We reviewed all Board and Board Committee fees with no changes made except to remove the payment of fees for Board Nomination Committee members which is increasingly the market norm, and increase the fees of Board Remuneration Committee members to bring them into line with the Board Audit and Board Risk Committees, reflecting better its enhanced role and time commitment. Board fees are set out on page 192 in the Directors’ Remuneration Report.

Conflicts of interest

The Company’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts. The Board confirms that such powers have been operated effectively and that a formal system for Directors to clear their interests and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary.

As referenced above and on page 2, the UK Group Framework defines clearly our responsibilities and relationship with Banco Santander. This includes the definition of independence which, in recognition of our ownership, is a Director who has no current or recent relationship with the Banco Santander group and Santander UK other than through the UK Board role.

Shriti Vadera Chair 24 February 2016 For Board membership, tenure and attendance see page 190 For Board responsibilities see page 170

Board membership

This has been a year of significant transformation of our governance, and changes to our Board composition. I have detailed the changes to our membership, including new appointments, in my Chair’s statement on page 1. In addition, details of Board membership, tenure and attendance can be found on page 190. The Board is satisfied that the Chair and those Directors who have external directorships have sufficient time available to discharge their responsibilities and to be effective members of the Board.

Given our 100% ownership by Banco Santander and the appointment process for Directors set out in the UK Group Framework, the Company does not require the Directors to offer themselves for re-election every year or for new Directors appointed by the Board to offer themselves for election at the next Annual General Meeting.

Board committees

The Board delegates certain responsibilities to Committees to assist in discharging its duties, as set out on page 170. The Committees play an essential role in supporting the Board in these duties, providing focused oversight of key areas and aspects of the business.

The role and responsibilities of the Board and each Board Committee are set out in formal Terms of Reference. These are reviewed at least annually, in accordance with best practice. In particular we have significantly enhanced the Terms of Reference of the Board Remuneration Committee, as described on page 184. The Board Committees make recommendations to the Board in accordance with their Terms of Reference. The Chair of each Committee reports to the Board each meeting on the matters discussed and significant developments within their remit that warrant further consideration by the Board. The minutes of each meeting, except for the Board Nomination Committee, are provided to the Board for information.

Annual Report 2015

Governance

Board activities

The Chair, together with the CEO and Company Secretary, ensure that the Board has an appropriate forward looking schedule, so that its time is focused on matters of strategic importance to the business and appropriate monitoring of risks. This is subject to continuous review and has enabled us to improve our approach to setting the agenda, the information we receive and the debates we have. As a result, for 2016 we will reduce the number of scheduled Board meetings held from 11 to 9 per year in line with the market norm for the sector. This remains subject to continuous review and will provide the Board flexibility to consider an appropriate breadth of matters.

In July 2015, in addition to the usual monthly meeting, the Board held a Strategy Day, details of which are set out on page 3.

The Board has increased its level of contact with the bank’s senior leadership by regularly inviting relevant business and function heads to present on current developments.

We have provided tailored induction programmes for our new Directors, which form the basis of on-going development plans. This ensures that they have the necessary understanding of the bank and its key activities. The Company Secretary supports the Chair in designing individual inductions for all Directors, which include site visits and cover topics such as strategy, key risks and current issues including the legal and regulatory landscape. We have also instituted regular workshops for all Directors to deepen and refresh our understanding of key business issues.

A summary of the Board’s activities in 2015 is set out on the following page.

168  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Summary of Board activities in 2015

Activity	Actions taken by the Board and outcomes
Business and customer

–    Reviewed, challenged and approved the 3-year business plan 2016-2018 and the Budget for 2016, including associated risk assessments

–    Received detailed insight of, and provided input into, the Company’s Digital Strategy, both during Board meetings and at our dedicated Board Strategy Day. The Board further endorsed the Digital Strategy proposed by management, as well as the Company’s early adoption of Apple Pay

–    Reviewed, challenged and remained appraised of developments with customer experience and complaints

–    Reviewed, challenged and monitored the performance and strategy of the Retail Banking Division. This included its holistic strategy, as well as a specific focus on the customer journey, the digital proposition, customer segmentation, Wealth Management, Private Banking and customer liabilities. The Board also approved the Mortgage Strategy, the changes to the 1l2l3 World proposition and continued to monitor their development

–    Reviewed, challenged and remained appraised of the performance and strategy of Santander Global Corporate Banking, including its capabilities from a client perspective

–    Reviewed, challenged and remained appraised of the performance and strategy of Santander Corporate and Commercial Banking

–    Reviewed, challenged and approved Santander Consumer UK’s cooperation with Banque PSA Finance SA

–    Remained appraised of the Santander (UK) Group Pension Scheme, including management actions to mitigate pension risk

–    Reviewed the Company’s sustainability activity and report

Regulation and capital

–    Remained fully appraised of the regulatory dialogue regarding the application of ring-fencing requirements and management proposals for the implementation of the resultant structural change. This included the approval for the operating model to create a Retail and a separate Corporate Bank and the associated regulatory submissions

–    Considered and approved the ICAAP, ILAAP and Santander UK’s Recovery and Resolution Plan

–    Challenged and approved the adequacy and effectiveness of stress-testing and capital management

–    Reviewed, challenged and approved the Company’s wholesale funding programme arrangements

–    Reviewed and approved the payment of interim dividends

–    Remained appraised of regulatory developments – including competition and market reviews – ensured compliance with regulatory requirements and fully considered all regulatory feedback from the PRA and FCA

–    Approved the Company’s Annual Report and Accounts

People

–    Received regular updates and provided challenge to management on a range of people issues including HR strategy, talent management, succession planning and diversity

–    Gave particular focus to initiatives to embed the right culture and behaviours across the Company

Governance

–    Agreed a framework defining our relationship and responsibilities with Banco Santander

–    Agreed a set of strategic priorities for the Board to guide it in discharging its responsibilities

–    Reviewed enterprise wide governance arrangements to ensure that governance and controls in the UK are robust

–    Undertook an internal review of Board effectiveness and agreed a plan for continuous improvement.

–    Approved new appointments to the Board as recommended by the Board Nomination Committee

–    Reviewed the Terms of Reference for the Board and Board Committees

Risk and control

–    Received regular enterprise wide risk updates from the Chief Risk Officer

–    Reviewed, challenged and approved updated risk appetites and monitored performance against them across all risk types

–    Reviewed and challenged the Company’s Conduct Strategy Programme

–    Considered specific issues, including remediation of crystallised conduct risks and Santander Global Corporate Banking risk and control environment

–    Remained appraised of the strategy to mitigate operational risk in critical infrastructure and banking processes

–    Remained appraised of management actions and regulatory dialogue concerning cyber risk and resilience

–    Remained appraised of Corporate Affairs and Marketing activity to ensure protections are in place for Santander UK brand and reputation

Annual Report 2015

Governance

Board and Board Committee responsibilities
Key responsibilities

Board

–    Review, approve and monitor performance in respect of corporate strategy, major plans of action, Risk Appetite and policies, annual budgets and business plans.

–    Monitor the effectiveness of the Company’s governance arrangements.

–    Ensure that appointments to the Board or its Committees are effected in accordance with the appropriate governance process.

–    Monitor and manage potential conflicts of interest of management, Board members, shareholders, external advisers and other service providers.

For Chair’s report see page 171	Board Nomination Committee

–    Regularly review the structure, size and composition of the Board, including skills, knowledge, experience and diversity.

–    Consider succession planning for Directors and senior executives.

–    Identify and nominate candidates to fill Board vacancies as and when they arise.

–    Regularly assess the performance of the Board.

–    Review annually whether Non-Executive Directors have dedicated sufficient time to their duties to have been effective in their role.

–    Oversee the Company’s governance arrangements.

For Chair’s report see page 173	Board Risk Committee

–    Assess the Risk Framework and recommend it to the Board for approval.

–    Advise the Board on our overall Risk Appetite, tolerance and strategy.

–    Oversee our exposure to risk and our future strategy and advise the Board on both.

–    Review the effectiveness of our of risk management systems and internal controls.

For Chair’s report see page 178	Board Audit Committee

–    Monitor and review the integrity of the financial statements of the Company.

–    Keep under review the adequacy and effectiveness of the Company’s internal financial controls.

–    Review the adequacy and security of the Company’s Whistleblowing arrangements for its employees and contractors to raise concerns.

–    Monitor and review the effectiveness of the Company’s Internal Audit function.

–    Assess the performance of the External Auditors and oversight of their independence.

For Chair’s report see page 184	Board Remuneration Committee

–    Consider, agree and recommend to the Board the principles and parameters of the Company’s remuneration and reward policies and frameworks.

–    Consider and approve specific remuneration packages for executive directors and other senior management.

–    Oversee the implementation of remuneration policies, ensuring they promote sound and effective risk management.

–    Determine and oversee the remuneration governance framework.

–    Review and approve regulatory submissions in relation to remuneration.

170  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Board Nomination Committee Chair’s report

We ensure that the Board composition and overall governance arrangements of the bank are fit for purpose and aligned to our operating model.

“We have focused on ensuring that the Board has the necessary skills and experience to discharge its responsibilities in a fast-changing environment.”

We recommended the appointment of Chris Jones as our designated financial expert and Chair of Board Audit Committee. Chris brings significant financial services experience gained at PwC where he was a Senior Audit Partner and leader of its EMEA Financial Services practice.

In recognition of the increasing importance of the digital agenda to the bank’s strategy, the Committee recommended the appointment of Genevieve Shore, enabling the Board to benefit from her wealth of experience in digital and business innovation.

The appointment of Bruce Carnegie-Brown to the Board of Banco Santander created a vacancy in the Chair of Board Risk Committee role, as he was no longer deemed Independent in the UK. Following an open selection process, we recommended the appointment of Ed Giera, as Chair of the Board Risk Committee. He brings significant depth of risk and markets experience to the Committee and the Board. Ed assumed the Chairmanship of Board Risk Committee in October 2015. Bruce remains a Banco Santander nominated Non-Executive Director and member of the Board Risk and Remuneration Committees.

Most recently, we recommended the appointment of Annemarie Durbin who has broad international banking and governance experience and joined as an INED in January 2016.

Through these appointments we have maintained 50% INED membership, in line with the UK Group Framework that we formalised this year and which is defined on page 2.

In addition to completion of recruitment to the Board, we have also assessed the impact of the resignations of Stephen Jones, as Chief Financial Officer and Steve Pateman, as Head of UK Banking and satisfied ourselves that arrangements were in place to ensure a smooth transition of responsibilities.

Skills and experience

The Committee continued to monitor Board members’ skills and experience through the year. This has informed the selection process during the recruitment of new INEDs and enabled us to assess their on-going development and training needs. The new Directors have spent significant time on their induction, including visits to corporate sites and branches, and we have instituted regular workshops for all Directors to deepen and refresh our understanding of key business issues.

Shriti Vadera Board Nomination Committee Chair 24 February 2016 For Committee membership, tenure and attendance see page 190 For the responsibilities of the Committee see page 170

Overview of the year

The Committee has overseen a significant change in the membership of the Board, with a number of Directors stepping down, as set out in my statement on page 1 and four new Directors joining. We have focused on the ongoing improvement of our overall effectiveness and in particular on the arrangements to support this, and readiness for implementation of ring-fencing.

Board and Committee membership

During the course of the year there have been a number of changes to the composition of the Board. The Committee has been actively engaged in the process of identifying, assessing and recommending new INEDs, guided by the principles of ensuring at least 50% Independent membership (as defined on page 2), appropriate breadth and depth of skills and experience, and seeking to improve gender diversity. In replacing members who have stepped down, we looked at the Board and Committee composition on a holistic basis in order to ensure that we had the right skill sets to support the bank’s future strategy.

We restructured the membership of the Committee, which previously had eight members, to comprise the Senior Independent Director, Chairs of the Board Committees and two Banco Santander nominated Non-Executive Directors, in line with the UK Group Framework. The current membership of the Nomination Committee is therefore Scott Wheway, Ed Giera, Chris Jones, Ana Botín and Bruce Carnegie-Brown.

In addition to my own appointment as Chairman and Chair of the Nomination Committee, Scott Wheway was appointed Senior Independent Director, as defined in the FRC’s UK Corporate Governance Code, and Chair of the Board Remuneration Committee. Four new INEDs have been appointed since the end of 2014, new INED Chairs have been appointed for each of the Board Committees and all Committees have a sizeable majority of INEDs. We also reviewed Board Committee membership resulting in all INEDs being members of the Board Audit, Board Risk and Board Remuneration Committees to provide efficient working and effective oversight.

Annual Report 2015

Governance

Diversity

The Committee has maintained its commitment to ensuring appropriate gender diversity on the Board. We currently have 31% women on the Board, increased from 13% during 2014. Having exceeded our current target of at least 25% women on the Board, we have reset our aspirational target to 33% by 2020 in line with the target set in Lord Davies’ Report, ‘Women on boards: 5 year summary’. We will continue to ensure that gender diversity remains front of mind in our succession planning. Furthermore, ensuring the right mix of skills and experience on the Board as a whole will enable the diversity of thinking that underpins the Board’s ability to provide effective challenge and oversight.

Banking Reform

The Committee spent time assessing the impact of ‘ring-fencing’ our business into a Retail and a separate Corporate Bank on our Board and Executive governance structures. We have submitted our proposed corporate governance model to the regulators along with our proposed business operating model. As we progress with implementation of a new operating model, our priority will be to deliver effective corporate governance while ensuring we meet the objectives of ring-fencing.

Internal review of Effectiveness

The Committee has overseen an internal Board Effectiveness Review conducted by the Company Secretary. This took the form of a confidential online survey completed by each board member and supplemented with individual interviews with our Company Secretary. Responses to the survey and feedback from the interviews were collated and a summary of findings presented to the Board for review. The internal review helped us develop our plans for continuous improvement for the year ahead.

Priorities for 2016

Our priorities for 2016 will include focus on ensuring continuous improvement of board effectiveness. This will be supported by an external review. We will also develop our operating structure resulting from ring-fencing requirements in 2019.

Female Board members		Independent Board members
December 2014	January 2016	December 2014	January 2016
13%(2/16)	31%(4/13)	38%(6/16)	54%(7/13)

172  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Board Risk Committee Chair’s report

The Committee supports the Board in ensuring that the business operates within agreed Risk Appetite while taking account of emerging risks.

“In 2015 we have seen further strong progress in embedding an effective risk culture and framework across Santander UK.”

Membership

Bruce Carnegie-Brown, who chaired the Committee for just over three years stepped down on 26 October 2015. I became a member of the Committee on 19 August 2015 and succeeded Bruce Carnegie-Brown as Chair on 26 October 2015. Bruce remains a member of the Committee as a Banco Santander nominated Non-Executive Director, following his appointment to the board of Banco Santander on 12 February 2015.

Rosemary Thorne, who was a member of the Board Risk Committee and Chair of the Board Audit Committee for nine years, stepped down on 30 June 2015. Chris Jones joined the Committee on 30 March 2015, and since 30 June 2015 has also been the Chair of the Board Audit Committee.

José María Carballo stepped down from the Committee on 31 March 2015, and Mike Amato, Roy Brown and Antonio Escámez stepped down on 31 December 2015. I thank them all for their valuable service.

Genevieve Shore and Juan Rodríguez Inciarte, joined the Committee on 1 September 2015. Alain Dromer joined us on 15 December 2015 and Annemarie Durbin joined us on 13 January 2016.

The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. This criterion was met throughout the year.

Ed Giera Board Risk Committee Chair 24 February 2016 For Board membership, tenure and attendance see page 190 For the responsibilities of the Committee see page 170

Overview of the year

During 2015, we continued to scrutinise our performance in the context of the main risks to which we are exposed, in particular credit, conduct and operational risk. We have also sought assurance that we are operating an effective enterprise wide Risk Framework and that an appropriate risk culture and attitude is embedded at all levels across the business.

Regular business updates have enabled us to assess the impact of a range of different risk factors on our business and customers. These have included: the macro-economic environment; management of simultaneous transformation projects including regulatory initiatives and improving our customer experience; ensuring effective embedding of the right culture and behaviour; the competitive landscape; future regulatory requirements; and the reslience of IT systems to cyber risk.

Annual Report 2015

Governance

Meeting our key responsibilities in 2015

How we addressed our key responsibilities relating to Risk Appetite and the Risk Framework, together with our work on stress testing and individually significant matters, is shown below. For information on our responsibilities relating to risk management and internal controls see page 177.

Significant areas of focus

Area of focus	Action taken by the Board Risk Committee	Outcome

Risk Appetite

–    We have further embedded the alignment of Risk Appetite with our strategy. We performed a forward-looking annual review of Risk Appetite and set appropriate KPIs against which we can monitor performance.

–    The annual review of Risk Appetite and increasing accountability for performance as part of our reward programme is more firmly embedded in our business culture.

 For more on Risk Appetite see page 48.

Risk Framework

–    We reviewed and updated the Risk Framework, reflecting recent business and organisational developments, and associated changes to our risk profile. This included: the separate identification of financial crime risk; managing legal risk as part of operational risk; and separate identification of the individual elements of what we have previously described as balance sheet management risk, in particular banking market risk, liquidity risk, capital risk and pension risk.

–    Our Risk Framework continues to evolve in response to changes in our business. This ensures that the way we look at risk remains relevant to our business and the economic environment in which we operate.

 For more on Risk Framework see pages 41 to 47.

Stress testing

–    Stress testing remains a key tool to highlight and manage the impact on capital and profit and loss in stress scenarios. Methodology, governance arrangements and outputs remain subject to close monitoring by the Committee. We participated fully in the 2015 PRA concurrent stress testing exercise and were engaged throughout the process, examining the significant drivers while challenging outputs and assumptions.

–    Stress test exercises informed our view on Risk Appetite and specific areas of further enquiry, such as pension risk. We recommended that the Board approve the stress testing submission to the PRA.

 For more on stress testing see page 49.

Macro-economic environment

–    We have considered the impact of the sustained period of low interest rates on our business and in particular our margins. We have closely monitored the effectiveness of asset and liability management and have also considered various aspects of the pricing dynamic of our 1l2l3 World proposition under a comprehensive range of scenarios.

–    We communicated the conclusions of our discussions to the Board who took the decision in September to increase the monthly fee on the 1l2l3 World products with effect from 11 January 2016. We continue to monitor asset and liability management and keep the performance of current accounts and credit card accounts under review.

Banking Reform	– We engaged in wide ranging discussions on various matters, relating to Banking Reform, the risks associated with our business model and costs.	– We continue to monitor developments relating to Banking Reform. For more on Banking Reform see page 37.

Global Corporate Banking model

–    We engaged Ernst & Young (EY) to support development of a conduct risk framework, and PricewaterhouseCoopers (PwC) to review the controls and strategic operating model of our Global Corporate Banking business segment. PwC’s review also assessed Global Corporate Banking’s ability to support current and future business plans in the context of a more rigorous regulatory environment, Banking Reform, and ongoing improvements in standard industry practice.

–    We considered the detailed observations with management and advised the Board on the reviews.

–    We approved a governance framework to monitor and review management’s proposed action plans to address the recommendations over the short and medium term.

 For more on Global Corporate Banking see page 89.

UK referendum on EU membership

–    We have assessed the potential consequences for our business of the UK leaving the EU (Brexit), as well as the potential impact of market instability in the lead up to the referendum and in any implementation period following a potential ‘leave’ vote.

– We are monitoring closely political developments as they progress.

174  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Oversight and advice to the Board on Santander UK’s current risk exposure and future risk strategy

During 2015, we reviewed Santander UK’s exposure to the risks outlined below and analysed emerging themes, including regulatory, macro-economic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Action taken by the Board Risk Committee	Outcome

Credit risk – retail

–    Considered monthly reports on the overall credit quality of Santander UK’s loan portfolios, particularly the Standard Variable Rate (SVR) and interest-only mortgage portfolios, as well as the Buy-to-let mortgage portfolio.

–    Reviewed the increase in new business and systems and controls in the Buy-to-let business.

–    Considered strategic solutions for interest-only residential mortgage customers to mitigate associated credit, conduct and other risk exposures.

–    Growth in retail portfolios and earnings have been achieved within approved Risk Appetite.

–    Recommended to the Board that additional new business could be written in line with Risk Appetite.

–    Agreed a governance path for future updates to the Committee.

For more see page 62.

Credit risk – corporate and commercial	– Considered regular reports on credit quality of SME and commercial real estate lending. – Reviewed Global Corporate Banking concentration levels, and sector and geographic risk exposures.

–    Growth in corporate and commercial portfolios and earnings has been achieved within approved Risk Appetite.

–    Agreed an update on combined exposure to the resources sector.

For more see pages 77 and 89.

Market risk	– Reviewed monthly analysis providing detailed VaR reports and stress testing results for a range of macro-economic scenarios to assess traded market risk exposure.	– Exposures have been maintained well within Risk Appetite. – Committee has gained assurance of adequacy of VaR reporting and stress testing. For more see page 102.

Liquidity risk	– Reviewed and brought appropriate oversight to the ILAAP. – Reviewed and approved proposals for a diversification in the assets held for liquidity purposes.	– Recommended adoption by the Board. For more see page 111.

Capital risk

–    Reviewed and brought appropriate oversight to Santander UK’s related risks associated with the ICAAP, and its RRP. Considered a report on the potential impacts of forthcoming regulation on the firm’s capital forecasts, including leverage.

– Recommendations for approval made in respect of ICAAP and RRP to the Board. – Production of more specific and regular updates on capital going forward. For more see page 129.

Pension risk

–    Considered a detailed report on the impact on the balance sheet, funding for pension liabilities, and earnings of Santander UK in the event of the current low interest rate environment persisting.

–    Review of pension fund positioning and IAS 19 presentation.

–    Continued to monitor the impact of sustained low interest rates and the effectiveness of asset and liability management.

–    Requested an holistic update on pension risk and governance of investment proposals.

For more see page 139.

Annual Report 2015

Governance

Risk	Action taken by the Board Risk Committee	Outcome

Operational risk

–    A significant area of focus in 2015, with particular emphasis on cyber security, IT resilience and Risk Data Aggregation.

–    We received regular updates on our Operational Risk Transformation Programme and the continued progress being made to embed the operational risk framework.

–    Monitored on an ongoing basis an enhanced set of key operational risk indicators.

–    Continued to monitor the impact of sustained low interest rates and the effectiveness of asset and liability management.

–    Committee requested an holistic update on pension risk and governance of investment proposals.

For more see page 142.

Conduct risk

–    Received reports on the progress of risk culture initiatives across the business including the relevant behaviours that underpin Simple, Personal and Fair. We assessed the wide reaching Conduct Strategy Programme. This included a review of conduct risk in our strategy as well as the risk management framework and governance of conduct risk throughout the product cycle. We reviewed improvements to documentation and management information and had oversight of the introduction of new mandatory training.

–    Training for our people on vulnerable customers has been rolled out through the re-launch of the I AM Risk learning programme initiated in 2012.

–    Maintained oversight of proper management for the customer of crystallised risks, for example wealth management.

–    We have reviewed conduct in light of PPI and the uncertainties relating to provisions including an update on the High Court case relating to Plevin.

–    The conduct risk framework was developed and implemented in line with regulatory commitments, with full roll out planned for 2016.

–    Development and implementation of a monitoring programme of conduct risk exposures and embedding of behaviours.

For more see page 146.

For more on how we have been supporting vulnerable

      customers see page 148.

Other key risks

–    Financial crime risk – Reviewed regular updates on financial crime including a Transformation Programme which includes significant developments in fraud prevention involving identification techniques and social engineering.

–    Regulatory risk – Reviewed the regulatory agenda and associated impact on our business including the risk associated with simultaneously managing multiple projects.

–    Model risk – Received and considered plans to extend further model risk management disciplines, including the development of an inventory of the most material models. Reviewed and approved a framework for the management and control of model risk.

–    We continue to support the I AM Risk culture which was introduced in 2012 to reinforce the Risk Framework and highlight that everyone is responsible for managing risk. We have overseen the re-launch of the I AM Risk learning programme this year which has supported learning on cyber crime, conduct risk and speaking up (Whistleblowing).

–    Maintained Board level oversight and reinforced accountability for execution of Financial Crime Transformation Programme customer confidence.

For more see page 150.

–    Regular and substantive interaction on aspects of the regulatory agenda.

For more see page 153.

–    Supported the implementation of new practices and procedures.

For more see page 153.

–    Support of the I AM Risk culture which enables us to keep the management of risk front of mind, with increased use of the I AM Risk portal on our intranet and new mandatory training modules.

For more see page 37.

176  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Effectiveness of risk management system and internal controls

We received regular reports on the implementation of the Risk Control Self-Assessment (RCSA) programme during the course of the year and considered the results of this programme at our meeting in January 2016.

We also received regular reports on the implementation of key risk control programmes during the course of the year and considered measures and action plans to address exposures related to systems and controls. In addition to those programmes already noted, we reviewed and monitored the progress and implementation of the cyber security IT systems plan, model risk framework, and other actions to strengthen internal controls. We also continued to monitor the implementation and embedding of Santander UK’s Risk Culture programme, including its alignment to The Santander Way and Simple, Personal and Fair.

Oversight was maintained of controls relating to transactions and payments from Santander UK to the wider Banco Santander group.

Effectiveness of the Committee

Committee membership has changed during the year, though total membership numbers has remained stable. These changes have resulted in a greater diversity of members and has, in particular, strengthened our skills and knowledge of IT, cyber and other digital-related risks.

Full terms of reference can be found on our website at www.santander.co.uk and a summary is given on page 170.

We receive regular reports on enterprise wide risk, we have called risk owners to our meetings to account for their progress (a practice also established by Board Audit Committee this year), and we have called upon the resources of leading external organisations in the field of cyber security. These actions are examples of how we have looked to inform our debate and decision-making during the course of the year and contribute to our effectiveness as a Committee.

Priorities for 2016

From an operational perspective, conduct risk and cyber security will remain high on our agenda. As we move towards Banking Reform, capital stress testing and assessment of our capital adequacy will be closely monitored, alongside implementation costs. Meanwhile, credit risk, both retail and corporate and commercial, remains central to our business and will be the focus of our continued attention.

Annual Report 2015

Governance

Board Audit Committee Chair’s report

Our responsibilities include oversight of the integrity of financial reporting and controls, the effectiveness of our internal audit function, the relationship with the external auditor and the adequacy of our whistleblowing arrangements

“A year of audit tender, oversight of a new retail credit risk model and further conduct provisions.”

Overview of the year

Key areas of focus for the Committee during 2015 have included:

–    Implementing changes in Committee membership and chairmanship

–    Providing a recommendation to Banco Santander on an external audit tender

–    Refining our policy on the approval of non-audit services

–    Oversight of the internal audit function, including an independent assessment of effectiveness

–    Providing oversight on the effectiveness of financial controls and reporting

–    Further enhancing our whistleblowing arrangements.

We have also addressed the other responsibilities delegated to the Committee by the Board.

Membership

I would like to thank Rosemary Thorne, who chaired the Committee for nine years and who stepped down at the end of June. After a three month transition I took over Chairmanship at the end of June. Other changes were a result of the appointment of Ed Giera, on 19 August 2015, our new Board Risk Committee Chair, who also sits on the Committee, and the addition of Scott Wheway and Genevieve Shore on 1 September 2015.

The UK Corporate Governance Code recommends that at least three members of the Committee should be independent, a threshold which we met except for a short transition period of seven weeks. At 31 December 2015, five out of six members of the Committee were Independent Non-Executive Directors.

Chris Jones Board Audit Committee Chair 24 February 2016

For Committee membership, tenure and attendance see page 190 For the responsibilities of the Committee see page 170

178  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Significant financial reporting issues and judgements

The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. In 2015, we focused on the following significant reporting matters in relation to financial accounting and disclosures:

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Conduct provisions

The provision for conduct remediation activities for PPI and other retail products is highly judgemental and requires significant assumptions including complaint volumes, uphold rates and redress costs.

–    Continued to scrutinise the level and adequacy of conduct remediation provisions and challenged the reasonableness of management’s assumptions.

–    In November 2015, the FCA published a consultation paper on the introduction of a deadline for customer PPI complaints. It also proposed rules and guidance on the application of the Supreme Court judgment in Plevin v Paragon Personal Finance Limited. Following our review of the consultation paper and its potential impact, we made a conduct remediation charge of £450m in the fourth quarter of 2015. This charge represents our best estimate of redress and costs, notwithstanding the ongoing nature of the consultation. We considered management’s assessment of the estimates of future remediation and operational costs, bearing in mind the considerable uncertainty surrounding complaint volumes, uphold rates and redress costs. We also assessed assumptions including future claims experience, referrals to FOS, and remediation costs.

–    Challenged the adequacy of the provision for conduct remediation relating to wealth and investment products and reviewed the key assumptions.

–    Challenged the basis of provisioning for claims relating to potential breaches of consumer credit law and related regulations.

–    Satisfied ourselves with management’s judgement on the level of conduct remediation provisions including PPI and wealth and investment products, and the approach to conduct remediation disclosures.

–    We will continue to review our provision levels for customer PPI complaints in light of ongoing claims experience and trends arising from the impact of the proposed two-year deadline.

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

Retail credit provisions

Determining the appropriateness of retail credit provisions, especially for those relating to the mortgage portfolio, remains one of the most significant areas of management judgement.

–    Reviewed detailed reports prepared by management throughout the year focusing our discussions on the assumptions applied in determining the provisions in relation to those potentially higher risk areas of the portfolio, including interest only mortgages.

–    Noted that the level of retail credit provisions had fallen during the year. This was due to an overall improvement in the macro-economic conditions with strong house price growth leading to lower levels of repossessions and associated costs.

–    Considered reports on the implementation of a new mortgage collective risk provisioning model. As part of this process we reviewed the key assumptions of the underlying model understanding the sensitivity of the model outputs to these assumptions, noted the sensitivity of the model to the variation in house prices, considered its compliance with the required accounting standards, ensured its effective operation through a parallel run process and reviewed and considered the granularity and effectiveness of the controls attaching to the model and its application.

–    Concluded that retail credit provisions were robust and key assumptions made by management were appropriate.

–    Concurred with a release during the year of £125m from the retail credit provision.

–    Noted that, while retail credit provisions are supported by model outputs, they will remain an area of significant focus in 2016.

  See page 65 for case study on our mortgage provision models.

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

  For more, see Note 16 to the Consolidated Financial Statements.

Corporate credit provisions Determining the appropriateness of corporate credit provisions is highly judgemental requiring management to make a number of assumptions.

–    Received detailed reports from management on credit provisions relating to corporate lending portfolios throughout the year.

–    Discussed the potentially higher risk areas of the portfolios, including commercial real estate. We noted that there were improvements in the quality of the lending portfolios during the year as a result of improvements in market conditions, as well as exits of historical problem cases, predominantly pertaining to the commercial real estate book.

–    Satisfied ourselves as to the robustness of the processes in place and the key assumptions made by management.

–    Concluded that corporate credit provisions were appropriate.

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

  For more, see Note 16 to the Consolidated Financial Statements.

Annual Report 2015

Governance

Financial reporting issue or judgement	Action taken by the Board Audit Committee	Outcome

Pension obligations Actuaries are engaged to assess pension obligations because of the complex nature of the calculations, but outcomes remain inherently uncertain.

–    Received reports throughout the year on key assumptions used to calculate the value of pension obligations. We noted that the calculations continue to be prepared with the assistance of actuarial advisers. When assessing our pension obligations we recognised that, although some of the assumptions were based on observable market data, there remained others that require significant management judgement such as mortality, discount rates, inflation rates and pension and salary increases.

–    Received a review of the rate used to discount the retirement benefit obligation, which reflects the duration of the liabilities and represents the market yield of high quality corporate bonds adjusted to match the terms of the scheme liabilities. We discussed and agreed with management’s proposal to revise, with effect from 30 June, the risk premium adjustment to the Bank of England projected inflation rates over the duration of the scheme liabilities to reflect market distortions in the pricing of gilts to bring it in line with similar adjustments being made by other institutions in the industry.

–    Received, discussed and agreed management’s assessment of actuarial assumptions relating to mortality and their alignment to the most recently published life expectancy data.

–    Challenged the presentation and disclosure of these changes to assumptions.

–    Requested and received a presentation by the Head of Pensions on this year’s changes and their impact.

–    Satisfied ourselves with management’s approach to the actuarial assumptions applied and the presentation and disclosures made, including changes made to assumptions during the year.

–    Noted that, in view of the significant impact which actuarial assumptions have on the pension assets and liabilities recognised in the balance sheet and the ongoing changes in demographic and financial factors, retirement benefit obligations will remain a key area of focus in 2016.

  See ‘Critical accounting policies’ in Note 1 to the Consolidated Financial Statements.

  For more, see Note 34 to the Consolidated Financial Statements.

The Committee’s focus has been on areas of significant judgement, being those which pose the greatest risk of a material misstatement to the financial statements. In addition to the areas of significant judgement set out above, the Committee also considers other higher risk items. During 2015 these included the valuation of financial instruments (including fair value adjustments), hedge accounting, transactions with related parties and the identification and assessment of risks of material misstatement including fraud risks.

Valuation of financial instruments and hedge accounting policies, which were identified as specific areas of focus in previous years, were not considered to be significant in 2015. For financial instruments held at fair value, valuation techniques have remained constant and there would need to be a significant change in the input to fair value adjustments to cause a material misstatement. For hedge accounting policies, there were few changes in the types of hedges undertaken in comparison with previous years.

In prior years, the Committee also focused on goodwill impairment as a significant judgement area. This is no longer considered to be a significant judgement or a higher risk item as management expects the underlying businesses to which goodwill relates to remain profitable and does not believe that the effect of changes in assumptions to those that are reasonably possible would have a material impact on the financial statements.

180  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

External auditors

Audit tender

During the year, Banco Santander took the decision to re-tender the global external audit. As part of this global process, the Committee performed its own UK review of the three firms selected by the Banco Santander group, EY, KPMG and PwC.

This review included:

–	UK-specific proposal documents and presentations from each firm, which addressed their proposed team, experience of our sector, audit approach, IT capability, approach to audit quality and transition experience
–	The spread of audit appointments amongst our peers to assess potential constraints on capacity
–	A review of the Inspection reports published by the FRC in May 2015, which gave insights into the quality of audits provided by these firms
–	The extent and nature of non-audit services provided by each firm, as well as any existing commercial arrangements, to determine the impact of a change.

On the conclusion of this process the incumbent Chair, Rosemary Thorne, advised Banco Santander and the Santander UK Board of her recommendation and, following recommendations from each of the key subsidiaries across the group, Banco Santander SA and the Santander UK Board confirmed that PwC will become our external auditors for the accounting period from 1 January 2016, subject to approval at our 2016 AGM.

Oversight of the relationship with our external auditors

As part of our review of our relationship with our external auditors, Deloitte LLP, our activities included:

–	Consideration of their work and opinion relating to management judgements
–	Review of the summary of misstatements not corrected by management and satisfied ourselves that they were not quantitatively or qualitatively material, both individually and in the aggregate
–	Discussion with the external auditors regarding the level of disclosure in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it is appropriate
–	Discussion regarding developments in financial reporting including changes to accounting standards, statute and best practice
–	A review of reports received from Deloitte on weaknesses and recommendations on internal control and financial reporting matters identified during the course of their audit and their view of management’s progress in resolving them
–	Interactions, including meetings in private session during each Committee meeting, and at other times throughout the year.

Based on the above inputs, which were captured in a formalised assessment, we satisfied ourselves as to the rigour and quality of Deloitte’s audit process.

Deloitte’s reports in the past two years

During the two years ended 31 December 2015 and 2014, Deloitte did not issue any reports on the financial statements of Santander UK that contained an adverse opinion, or a disclaimer of opinion, nor were the auditors’ reports of Deloitte qualified or modified as to uncertainty, audit scope, or accounting principles. There has not been any disagreement (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to Deloitte’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

Non-Audit fees

We monitored the independence of PwC, as a result of their appointment as future auditors.

During the year we updated our policy on non-audit services provided by our auditors in the context of the consultation paper issued by the FRC on implementing the changes to auditor independence requirements resulting from the new European Directive on Auditor Independence. We reviewed all proposed non-audit services to determine whether they were permitted by reference to their nature, to assess the potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees. All individual assignments over a monetary threshold require advance approval by the full Committee. This process is in addition to the requirement for all such fees to be approved by the Banco Santander Audit Committee.

A specific focus of the Committee was to assess and approve the UK review work performed by Deloitte with respect to our preparation for the Market in Financial Instruments Directive II (MiFID II) with particular reference to ensuring their continued independence.

Oversight of the relationship with PwC

In the years ended 31 December 2015 and 2014 neither we nor someone on our behalf has consulted with PricewaterhouseCoopers LLP (PwC) regarding either:

–	The application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Santander UK, or
–	Any matter that was either the subject of a disagreement (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) and the related instructions to such Item 16F, or a ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

Annual Report 2015

Governance

Internal control

The Board Risk Committee has overall responsibility for the effectiveness of the internal control systems. However, due to the nature of internal control matters there is a natural overlap in responsibilities with those of this Committee. We recognise that a robust framework of internal control is essential for a complex and changing business environment. We had a comprehensive internal control framework in place and during the course of the year we have received and considered regular reports regarding the operation of and continued enhancement to this framework. This included reports from Internal and External Audit and related actions being taken by management, from Compliance on matters such as key conduct and non-financial regulatory risks, and Finance on internal controls over financial reporting. Regular reports have also been provided by Legal & Secretariat considering all material litigation cases and their progress.

Internal controls over financial reporting

Section 404 of the Sarbanes-Oxley Act requires management to report on the adequacy of its internal controls with regard to financial reporting. Following the adoption in December 2014 of a new framework in this regard (the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework), further enhancements have been made during 2015 to embed the framework.

We have received regular reports on the progress of this, and the actions taken by management with regard to any control deficiencies identified through the assessment of the effectiveness of internal controls over financial reporting.

We also noted improvements in the financial control environment during the year, and the Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.

Internal audit

In 2015, we reviewed the conclusions and recommendations of an external benchmarking assessment against industry leading practice. This included discussing the report with the partner responsible for the assignment, and receiving progress reports on the implementation of the actions identified. The findings confirmed that the changes made as part of our continuous improvement programme have further strengthened the function, and that the internal audit function has increased its engagement and influence in the risk agenda within Santander UK. As a result of the review, the Internal Audit function has already improved aspects of its audit methodology and is enhancing the effectiveness of its existing audit software and data analytics capability.

The internal audit plan, based on a comprehensive risk assessment, was presented for challenge and approval by the Committee and has been updated at regular intervals throughout the year, in response to changes in the business and requests from the Committee.

We have received regular reports from our Head of Internal Audit and monitored findings as part of our oversight. We have considered the aggregate number of recommendations, the rationale for any recommendations becoming past due, and broader root cause analyses.

This year we have introduced more regular presentations by management to the Committee to account for their progress on implementing internal audit’s recommendations.

Whistleblowing

The Company Secretary provides reports to us on whistleblowing events including those from our confidential whistleblowing external service provider. The reporting includes investigation progress reports and outcomes, as well as root cause analysis and information, on identifiable trends, hot spots and any observable risks. The Committee considers that the Whistleblowing Policy and reporting framework plays a key role in supporting our culture and behaviours at all levels in the business. During the year I have also been appointed by the Board as the Whistleblowers’ Champion. The purpose of this role is to oversee the independence and effectiveness of the policies and procedures on this area. The direct engagement of an independent Non-Executive Board Committee Chair in this oversight role should further enhance confidence in the integrity of our whistleblowing arrangements.

Disclosure in Annual Report

We received regular reports from the Disclosure Committee, a senior executive committee chaired by the Chief Financial Officer. Its remit is to advise the Committee on the completeness and accuracy of disclosures made by Santander UK in its external reporting. This, together with other reports received during the year, and a review of best practice and the approach of our peers, enabled us to conclude that we were satisfied with the level of disclosure made in this 2015 Annual Report. Management also engaged the Board and Committee early on the approach to the report which enabled it to provide input into the overall tone and messaging in a timely manner.

The Disclosure Committee also reports on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK’s position and performance, business model and strategy.

182  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

In this context, the Disclosure Committee considers and advises us whether:

–	Key messages remain consistent throughout the document, relating both to financial performance and progress against strategic objectives
–	All key judgements and significant issues are reported and explained clearly and adequately
–	There is a clear framework to the document with good signposting and a complete picture of performance and events.

Once again we have looked to improve our external reporting to align more closely with the other UK peers and the disclosures of a premium-listed company. We have also had due regard to best practice and our relationship with our ultimate parent company, and the requirements of our public debt issuance. We have included new disclosures in line with the updated UK Corporate Governance Code, new EU legislation and industry-wide guidance on matters of corporate governance. These include the Enhanced Disclosure Task Force’s proposals for the inclusion of narrative disclosures regarding the impact of the adoption of IFRS 9 (Financial Instruments).

In addition to the above review process the Committee’s assessment of fair, balanced and understandable is underpinned by the understanding it gains through the reporting of management judgements, internal controls matters, internal audit activities and the reports of the External Auditor made to the Committee throughout the year. It also considers the robustness and outcomes of the assurance, review and verification processes conducted by management and considers whether the key risks reflected those that were of a concern to the Committee and were consistent with those reported by management.

Following our assessment we concluded that the 2015 Annual Report is fair, balanced and understandable.

Going concern

We satisfied ourselves that it is appropriate to use the going concern basis of accounting in line with a presentation made to the Committee by senior finance management. As part of the assessment we considered whether there are sufficient financial resources, including liquidity and capital, available to continue the operations of the company. We considered the Company’s resilience in the face of stress and known future challenges.

Effectiveness

The Board has determined that I have the necessary qualifications and skills to qualify as a Board Audit Committee financial expert based on my recent professional background as a senior audit partner at PwC. In my capacity as Committee Chair, consistent with the approach of my predecessor, I meet in private session with key members of the management team and the external auditors ahead of each meeting. I also attend meetings with the PRA, the FCA, the Financial Reporting Council (FRC), and the BBA both on an individual basis and together with the Chairs of Audit Committees of other major UK banks and financial institutions.

Planned activities for 2016

The key areas of focus for the Committee for 2016 will be to monitor and keep under review the transition to our new External Auditor, progress on the implementation of IFRS 9, the level and adequacy of conduct remediation provisions, and the financial control and reporting implications of Banking Reform.

Annual Report 2015

Governance

Board Remuneration Committee Chair’s report

The Committee reviews remuneration policies and their implementation for the long-term success of Santander UK.

“We have designed remuneration and incentive plans that focus on sustainable performance.”

Based on the principles of Simple, Personal and Fair, we focused on delivering a reward framework that is simple to understand, tailored to individual roles and provided a clear link to the Santander UK’s strategic objectives. We seek to drive performance to the highest standards and looked to offer remuneration that both rewards performance and values behaviours. We also strived to deliver fairness by offering competitive remuneration to attract, retain and motivate employees of the highest calibre.

We strengthened our Terms of Reference this year to better reflect the Committee’s role in the areas of governance and control. (Full Terms of Reference are available at www.santander.co.uk.) At the same time, we strengthened our membership by including all INEDs as members of the Committee. This reflects the enhanced responsibilities that the Committee now carries, and is consistent with the change in membership of the Board Risk and Audit Committees this year.

We also continued to ensure that performance-related pay is deferred appropriately and remains ‘at risk’ over time. In response to new regulatory requirements, we introduced provisions which allow Santander UK to clawback variable pay awards for up to seven years after they are awarded.

Scott Wheway Board Remuneration Committee Chair 24 February 2016

Overview of the year

This report has three parts:

–    My report as Chair of the Committee

–    The Remuneration Report, which summarises our remuneration policies

–    The Remuneration Implementation Report, which shows how these policies have been applied during 2015.

We are not subject to the remuneration disclosures that apply to a FTSE-listed company, but we have provided a report which we consider appropriate to our ownership structure. We have aimed to make its content transparent and include information that shows how our directors are remunerated, and how this reflects the performance of our business.

In 2015, we continued to ensure that our remuneration policies were consistent with our strategic objectives, and were designed with the long-term success of Santander UK in mind. In doing so, ensuring sound and effective risk management continued to be to the fore. This was particularly so when considering how our remuneration schemes can drive outcomes and behaviours in line with our chosen objectives.

For Board membership, tenure and attendance see page 190 For the responsibilities of the Committee see page 170

184  Santander UK plc

Directors’
Directors	Corporate Governance Report	Remuneration Report	Directors’ Report

Key activities in 2015

Our remuneration packages reflect the Simple, Personal and Fair standards applied across Santander UK. In 2015 we spent time understanding the interaction of remuneration and culture and how our remuneration structures influence our chosen behaviours. We performed a comprehensive review of our executive remuneration offering in order to optimise the structure of our package and enhance our competitiveness. We engaged with our colleagues in Risk to design a revised basis of assessment of current and future risks, linked to our Risk Appetite, prior to any award of variable remuneration from our annual bonus and long-term incentive plans. In addition, we collaborated with our colleagues on the Banco Santander Remuneration Committee in looking at a future single variable pay scheme incentivising both annual and long-term performance.

Membership

I would like to take this opportunity to thank Roy Brown his contribution to the Committee over the years. Roy stepped down as Committee Chair at the end of August and retired from the Committee and the Board at the end of the year. Mike Amato also left the Committee and the Board at the end of December. I welcome Ed Giera who joined us in August, as well as Chris Jones and Genevieve Shore, who both became members in September. Annemarie Durbin also joined us on 13 January 2016. These individuals bring a wealth of financial services, risk, strategy, digital and customer-focus experience.

Priorities for 2016

At Santander UK we are undergoing a period of further transformation as we implement our plan to achieve the strategic objectives we have set for the next three years. We will drive our digital agenda and manage our cost base, as well as prepare for the regulatory changes of Banking Reform. As we manage our performance, we will continue to balance the needs of our people, our customers, our communities and our shareholders. We will recognise the increasing competition for talent and the value our people bring to our business.

Annual Report 2015

Governance

Remuneration report

Basis of preparation

This report has been prepared on behalf of the Board by the Board Remuneration Committee. We follow UK corporate governance regulations, guidelines and codes to the extent they are appropriate to our ownership structure. Accordingly, a number of voluntary disclosures relating to remuneration have been presented in this report.

Executive remuneration policies and principles

Our policies are designed with the long-term success of the business in mind, to deliver our business strategy and reinforce our values. We apply a consistent approach to the reward of all our employees which upholds our prudent approach to Risk Appetite which is set as part of a Santander UK-wide Risk Management Framework. No Executive Director is involved in decisions about their own remuneration.

Forward looking remuneration policies for Executive Directors

Our forward looking remuneration policies are outlined in the table below. The only change from 2015 being changes to annual and long-term incentive arrangements.

On recruitment

We aim to position the base salary of an Executive Director at an appropriate level, taking into consideration a range of factors including the individual’s previous remuneration, relevant experience, an assessment against relevant comparator groups and cost. Other elements of remuneration will be established in line with the Remuneration Policy set out in the Executive Directors’ remuneration structure table below.

Executive Directors’ remuneration structure

Fixed Pay

	Principle and description	Policy

Base salary	– Market competitive pay appropriate for the role. – Fixed pay is set at a level such that it discourages inappropriate risk taking. – Reflects the responsibilities and experience of each individual.

–    Salaries are set to reflect prevailing market and economic conditions and the approach to pay for all other employees.

–    The Committee considers the results of the annual pay review and, where appropriate, makes recommendations of changes in base salaries to the Board.

Pension arrangements	– Post-retirement benefits for participants are offered in a cost-efficient manner.	– All Executive Directors receive a cash allowance in lieu of pension.

Other benefits	– Benefits are offered to Executive Directors as part of a competitive remuneration package.

–    Private medical insurance for Executive Directors and their dependants, life assurance and health screening.

–    Access to the Company’s all-employee share schemes on the same terms as all UK employees.

Variable pay

	Purpose and link to strategy	Operation
Annual incentive arrangements

–    To motivate Executive Directors to achieve and exceed annual financial and strategic targets within the Company’s Risk Appetite and in alignment with our values.

–    Deferral of part of the annual bonus is applied in accordance with the requirements of the Remuneration Code.

–    Awards are discretionary and determined by reference to performance against a scorecard of financial and strategic goals.

–    Awards may be made in cash and shares, but with a minimum of 50% of the award made in shares.

–    Share-based awards are subject to a minimum twelve month retention period following the relevant vesting date.

–    Malus and clawback provisions apply to all elements of variable pay.

186  Santander UK plc

Directors’
Directors	Corporate Governance Report	Remuneration Report	Directors’ Report

Relocation support and international mobility benefits may also be provided.

Compensation may be provided to Executive Directors recruited externally for the forfeiture of any award from the previous employer’s forward looking variable remuneration arrangements. The Committee retains discretion to make such compensation as it deems necessary and appropriate to secure the relevant Executive Director’s employment, and ensure any such payments align with the long-term interests of Santander UK.

Service agreements

Terms and conditions of employment are set out in individual service agreements which include a notice period of six months from both the Executive Director and the Company. The agreements may be terminated immediately with payment of fixed pay in lieu of notice. In the event of termination for gross misconduct neither notice nor payment in lieu of notice is required and any deferred awards fall away.

Termination payments

The impact of an Executive Director leaving the Company on remuneration under various scenarios reflects the service agreements and the relevant scheme rules, and the Committee’s policy in this area.

The Committee will determine whether an Executive Director is a ‘good leaver’ by virtue of their employment ending due to injury, ill-health, disability, redundancy, retirement, death, or any other reason at the Committee’s discretion (except for any circumstances justifying summary dismissal as determined by the Committee).

Other than a payment in the event of redundancy for the CEO, none of the Executive Directors have service contracts with Santander UK providing for benefits upon termination of employment. The CEO also remains a deferred member of Santander UK plc’s defined benefit pension scheme from previous service.

Risk and performance adjustment

All variable remuneration is subject to adjustments for all current and future risks as well as, on an individual basis, malus and clawback provisions. Performance adjustments may include, but are not limited to:

–	Reducing a bonus outcome for the current year
–	Reducing the amount of any unvested deferred variable remuneration (including LTIP awards)
–	Requiring repayment on demand (on a net basis) of any cash and share awards received at any time during the seven year period after the date of award
–	Requiring a bonus which has been awarded (but not yet paid) to be forfeited.

We will continue to ensure that the requirements of the Remuneration Code are met for our employees. We will prevent vesting of all or part of the amount of deferred remuneration in any of the following circumstances:

–	Evidence of employee misbehaviour or material error
–	Material downturn in the Company or relevant business unit’s performance
–	The Company or relevant business unit suffers a material failure of risk management
–	Significant changes in the Banco Santander SA group’s or the Santander UK’s economic or regulatory capital base and the qualitative assessment of risks
–	A material restatement of the Banco Santander group’s or Santander UK’s financial statements (except when required due to modification of the accounting rules).

In such circumstances, the Committee will have full discretion to determine the amount of deferred remuneration that will not vest or to extinguish an award altogether.

Annual Report 2015

Governance

Remuneration implementation report

Introduction

This report outlines how our Remuneration Policy was implemented in 2015.

The composition and total remuneration received by each Executive Director who held office during the year is shown in the table below.

Annual performance bonus

The 2015 annual performance bonus for Executive Directors was determined under four criteria (explained further below):

–	A quantitative element of financial performance and return on assets
–	A qualitative element of adjustment by reference to a range of factors
–	A UK-focused customer service element
–	A UK-focused, overall risk adjustment measured against the Company’s Risk Appetite.

Of the quantitative element, 55% of the bonus pool was based on Santander UK’s Net Operating Profit (NOP), 20% was based on Banco Santander’s NOP, 15% was based on Santander UK’s Return on Risk Weighted Assets (RoRWA) and 10% on Banco Santander’s RoRWA. In addition, the NOP element was subject to a further modifier whereby, if NOP for 2015 was 10% lower than the NOP for 2014, the bonus pool would be reduced by 5%. If NOP for 2015 was 10% higher than 2014, the bonus pool would be increased by 5%, with a sliding scale in between.

For the qualitative assessment, the bonus pool could be reduced or increased by up to 15% depending on an assessment of each of the following for Santander UK:

–	Business results versus other UK banks
–	Overall effectiveness of risk management and efficient use of capital
–	Customer satisfaction scores
–	Overall contribution to the Banco Santander group.

The UK-focused customer service element was based on Santander UK’s Financial Research Survey (FRS) results whereby the bonus pool could be reduced by up to 10% if Santander UK failed to reach its customer satisfaction targets.

Finally, an overall UK-focused risk adjustment linked to Santander UK’s Risk Appetite was applied. This provided both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay that could only result in downward risk adjustment of up to 100% of the bonus pool or individual awards.

Long-Term Incentive Plan (LTIP)

LTIP performance has been measured against the growth in earnings per share (EPS), return on tangible equity (RoTE), employee satisfaction, customer satisfaction and customer loyalty of Banco Santander.

Rewarding Executives appropriately

The Committee reviews pay and reward annually and takes account of the remuneration trends elsewhere, including the relationship between Executive Director remuneration and the remuneration of other Santander UK employees. The Committee is also responsible for approving the design of any material performance-related pay plans operated by Santander UK. As part of our monitoring of pay across the Company, the Committee regularly reviews:

–	Santander UK’s engagement with its recognised trade unions on matters relating to pay and benefits for all employees
–	Annual pay reviews for the general employee population
–	Santander UK group-wide benefit provisions
–	The design of, the monitoring of and the overall spend on annual incentive arrangements.

Stakeholder views

Santander UK consults with shareholders and key stakeholders, such as its main regulators, the PRA and the FCA. Employee opinion surveys are undertaken annually on employee engagement, and discussion on remuneration matters generally takes place with union representatives during the annual pay review cycle and on relevant employee reward matters.

Executive Directors’ remuneration (audited)

Total remuneration of each Executive Director for the years ended 31 December 2015 and 2014

Executive rewards	Nathan Bostock (1) (5)		Stephen Jones(2) (3) (6)		Steve Pateman (3) (7)		Ana Botín (4) (8)		José María Nus (9)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Salary	1,601	535	460	546	527	637	–	1,699	–	516	2,588	3,933
Taxable benefits (cash and non-cash)	37	6	1	1	1	1	–	34	–	3	39	45
Pension	560	187	161	191	181	223	–	–	–	–	902	601
Bonus (paid and deferred)	1,760	890	848	1,287	–	1,500	–	1,782	–	–	2,608	5,459
Total	3,958	1,618	1,470	2,025	709	2,361	–	3,515	–	519	6,137	10,038
LTIP realised	–	–	–	–	–	–	–	–	–	–	–	–
Total remuneration	3,958	1,618	1,470	2,025	709	2,361	–	3,515	–	519	6,137	10,038
LTIP granted	240	150	–	165	–	165	–	–	–	–	240	480

(1)	Remuneration for Nathan Bostock does not include £1,800,000 (2014: £nil) relating to a buy-out of deferred performance-related programmes in respect of his previous employment.
(2)	Remuneration for Stephen Jones does not include £1,276,218 (2014: £1,451,589) relating to a buy-out of deferred performance-related programmes in respect of his previous employment.
(3)	Amounts shown related to pay as an Executive Director. Pay received after stepping down as an Executive Director was classed as pay as Key Management Personnel as defined in Note 41 of the Consolidated Financial Statements.
(4)	Additional benefit in kind of £11,000 paid in 2015 in respect of 2014 service.
(5)	Nathan Bostock joined the Company on 19 August 2014.
(6)	Stephen Jones stepped down as an Executive Director on 31 October 2015.
(7)	Steve Pateman stepped down as an Executive Director on 2 October 2015.
(8)	Ana Botín stepped down as an Executive Director on 29 September 2014.
(9)	José María Nus stepped down as an Executive Director on 1 April 2014.

188  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Policy for all employees

Our performance, reward and benefits approach supports and drives our business strategy and reinforces our values in the context of a clearly articulated Risk Appetite. We apply a consistent approach to reward for all employees. Employees are entitled to a base salary and benefits, and have the opportunity to receive an element of performance-related compensation, subject to their role and reward band. The maximum opportunity of performance-related compensation available is based on the seniority and responsibility of the role. In addition, a small minority of roles have benefited from a non-consolidated allowance. The operation of such allowances was reviewed in 2015 in light of regulatory developments.

Relative importance of spend on pay

The table below sets out the amounts and percentage change in profit and total employee costs for 2015 and 2014.

External consultants

In carrying out their responsibilities, the Committee seeks independent external advice as necessary. 2015 saw a change of independent advisers as a result of a recommendation to appoint PwC as Santander UK’s auditors for the accounting period from 1 January 2016, subject to approval at our 2016 AGM. Therefore, the services of PwC to the Committee ceased on 31 October 2015. After that date, the Committee sought advice and assistance from Kepler, a brand of Mercer LLC, on all remaining matters pertaining to 2015. Fees (exclusive of VAT) for services provided during the financial year did not exceed £417,000 for PwC and £60,000 for Kepler.

Relative importance of spend on pay
	2015	2014	Change
	£m	£m	%
Prot before tax	1,342	1,399	-4%
Total employee costs	1,118	1,091	2%

Highest paid senior executives

The remuneration of the eight highest paid senior executives for the year ended 31 December 2015 is detailed below. Senior executive officers are defined as members of the Executive Committee (excluding Executive Directors).

Individuals	1 £000	2 £000	3 £000	4 £000	5 £000	6 £000	7 £000	8 £000
Fixed remuneration (including any	732	799	825	703	609	637	564	595
non-cash and taxable benefits)
Buy-out award(1)	–	–	–	–	24	–	–	–
Variable remuneration (cash – paid)	205	120	103	94	121	93	110	95
Variable remuneration (cash – deferred)	307	181	155	141	182	140	165	142
2015 remuneration	1,244	1,100	1,083	938	936	870	839	832
LTIP	146	102	74	68	86	70	68	62
Severance award	_	_	_	_	_	_	_	_

(1)	Buy-out of deferred performance related payments in connection with previous employment.

Annual Report 2015

Governance

Board and Committee

membership, tenure, attendance and remuneration

				Board				Board Risk Committee

						Unscheduled			Schedule
				Meetings		meetings	Unscheduled		Meetings	Schedule
		Appointed	Tenure to	eligible to	Meetings	eligible to	meetings	Membership	eligible to	Meetings
Name	Age	(Resigned)	year end	attend	attended	attend	attended	tenure	attend	attended
Chair
Shriti Vadera(1)	53	01.01.15	1y	11	11	2	2
Lord Burns	71	01.12.01 (30.03.15)	13y 4m	3	3	–	–
Independent Non-Executive Directors
Scott Wheway(2)	49	01.10.13	2y 3m	11	11	2	2	2y	12	10
Ed Giera	53	19.08.15	4m	4	4	–	–	2m 4m	4	4
Chris Jones(3)	59	30.03.15	9m	8	8	2	2	9m	9	9
Alain Dromer	61	01.10.13	2y 3m	11	11	2	1	1m	–	–
Annemarie Durbin	52	13.01.16
Genevieve Shore	46	18.05.15	7m	7	6	1	1	4m	4	4
Mike Amato	59	01.08.13 (31.12.15)	2y 5m	11	9	2	2	2y 3m	12	11
Roy Brown(4) (5) (6)	69	21.10.08 (31.12.15)	7y 2m	11	11	2	1	7y 2m	12	11
Rosemary Thorne(3)	63	01.07.06 (30.06.15)	9y	6	5	2	–	9y	6	6
Banco Santander nominated Non-Executive Directors
Ana Botín(7)	55	01.12.10	5y 1m	11	11	2	–
Bruce Carnegie-Brown(8)	56	01.10.12	3y 3m	11	11	2	2	3y 1m 3y 3m	12	11
José María Fuster	57	01.12.04	11y 1m	11	10	2	2
Juan Rodríguez Inciarte(9)	63	01.12.04	11y 1m	11	11	2	1	4m	4	4
Manuel Soto	75	01.11.13	2y 2m	11	11	2	2
José María Carballo	71	01.12.04 (30.03.15)	10y 4m	3	3	–	–	3y 3m	3	3
Antonio Escámez	64	01.10.12 (31.12.15)	3y 3m	11	11	2	2	2y 7m	12	10
Executive Directors
Nathan Bostock	55	19.08.14	1y 4m	11	11	2	2
Stephen Jones (10)	51	06.03.12 (31.10.15)	3y 8m	9	8	2	2
Steve Pateman (11)	52	01.06.11 (02.10.15)	4y 4m	8	8	2	2
Total

(1)	Appointed Chair on 30 March 2015.
(2)	Senior Independent Director since 18 May 2015.
(3)	Deemed financial expert.
(4)	Previously a director of Alliance & Leicester plc since April 2007.
(5)	Chair of Board Remuneration Committee to 1 September 2015 and member until 31 December 2015.
(6)	Previously on Board Audit and Risk Committee since October 2008.
(7)	Executive Director and CEO from 1 December 2010 to 29 September 2014.
(8)	Resigned as Chair of Board Risk Committee on 26 October 2015 but remains a member.
(9)	Deputy Chairman.
(10)	Stepped down as CFO and Executive Director on 31 October 2015 and left Santander UK on 9 December 2015.
(11)	Stepped down as an Executive Director on 2 October 2015 and left Santander UK on 31 December 2015.
(12)	In addition to the above fees, Non-Executive Directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Santander UK. Aggregate expenses, inclusive of tax paid by Santander UK, for 2015 were £115,382 (2014: £162,723).
(13)	In addition to the above fees, Shriti Vadera is entitled to taxable benefits as follows: private medical cover of £413 (2014: £nil) and transportation of £21,544 (2014: £nil).
(14)	In addition to the above fees, Lord Burns was entitled to taxable benefits as follows: transportation of £4,222 (2014: £23,694).

Unless otherwise stated, Non-Executive Directors do not receive any other remuneration from the Company.

190  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

									Total Non-Executive
Board Audit Committee			Board Remuneration Committee			Board Nomination Committee			fees (audited) (12-14)

	Meetings			Meetings			Meetings
Membership	eligible to	Meetings	Membership	eligible to	Meetings	Membership	eligible to	Meetings	2015	2014
tenure	attend	attended	tenure	attend	attended	tenure	attend	attended	£000	£000

						1y	11	11	650	–
						3y 6m	3	3	158	600

4m	4	4	4m 2y	9	9	2y	12	12	189	155
4m	4	4	4m	4	3	4m	4	4	69	–
6m 9m	10	10	4m	4	4	7m	7	7	137	–
2y	13	13	2y	9	9	1y 7m	7	7	150	155

4m	4	4	4m	4	4				81	–
			2y	9	6	1y 7m	7	7	149	155
			6y	9	8	3y 10m	7	7	160	175
9y	6	6				3y 9m	6	5	98	195

						5m	5	4	–	–
2y 8m	5	4	3y 3m	9	7	2y 9m	12	12	36	215
									–	–
						3y 10m	7	7	–	–
2y	13	13							115	115
									29	115
									86	–

									–	–
									–	–
									–	–
									2,107	1,880

Directors at 31 December 2015
or appointed post year end
Chair of Committee (y = years, m = months)
Committee Member (y = years, m = months)
Appointed in 2016
Directors resigned during the year
Chair of Committee (y = years, m = months)
Committee Member (y = years, m = months)

Annual Report 2015

Governance

Chair and Non-Executive Directors’ remuneration

The Chair’s fee is reviewed and approved by the Committee. The fees paid to Non-Executive Directors are reviewed and approved by the Executive Directors and the Chair. Fees are reviewed annually taking into account information on fees paid in similar companies, as well as the time commitment for the role. Non-Executive Directors are paid a base fee, with an additional supplement for serving on or chairing a Board Committee.

The fee policy is reviewed annually. Non-Executive Directors’ fees were revised with effect from 1 September 2015 resulting in removal of the fee for membership of the Board Nomination Committee, and an increase to the fees for Chair and members of the Board Remuneration Committee to £60,000 and £25,000 respectively (2014: £40,000 and £20,000). This reflects the heightened governance role of the Remuneration Committee. A market-competitive fee of £30,000 was agreed for the introduction in 2015 of the role of the Senior Independent Director. The 2015 fee structure is shown in the table below.

All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required. Neither the Chair nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payment in lieu of notice at the option of the Company. In addition, neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership, bonus or incentive arrangements.

Chair and Board Committee member fees	Board £000	Board Risk Committee £000	Board Audit Committee £000	Board Remuneration Committee £000	Board Nomination Committee £000
Chair (inclusive of membership fee)	650	60	60	60	–
Member	90	25	25	25	–

192  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Directors’ report

Introduction

The Directors have pleasure in submitting their report together with the financial statements for the year ended 31 December 2015. The information in the Directors’ Report is unaudited, except where marked.

History and corporate structure

Santander UK plc is a subsidiary of Banco Santander SA, a retail and commercial bank based in Spain. Santander UK was formed from the acquisition of three former building societies Abbey National, Alliance & Leicester, and Bradford & Bingley. The ordinary shares of the Company are not traded. A list of the subsidiaries of the Company, the nature of each subsidiary’s business and details of branches is provided in the Shareholder information section. Note 36 to the Consolidated Financial Statements provides details of the Company’s share capital.

Structural relationship of Santander UK with the Banco Santander group – the ‘subsidiary model’

The Banco Santander group operates a ‘subsidiary model’. This involves autonomous units, such as Santander UK, operating in core markets, with each unit being responsible for its own liquidity, funding and capital management on an on-going basis. The model is designed to minimise the risk to the Banco Santander group, and all its units, from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander SA has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander to take advantage selectively of opportunities. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK plc primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this by relying on the strength of its own balance sheet and profitability, and its own network of investors. It does not rely on a guarantee from Banco Santander SA or any other member of the Banco Santander group, other than certain of the Company’s own subsidiaries and its immediate holding company, Santander UK Group Holdings plc to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group and its immediate holding company, Santander UK Group Holdings plc.

Exposures to other Banco Santander group members are established and managed on an arm’s length commercial basis. All intra-group transactions are monitored by the Board Risk Committee and transactions which are not in the ordinary course of business must be pre-approved by the Santander UK Board. In addition, is subject to PRA limits on exposures to, and on liquidity provided to, other members of the Banco Santander group.

The subsidiary model gives Santander UK considerable financial flexibility, yet enables it to continue to take advantage of significant synergies and strengths that come from being part of the global Banco Santander group, in brand, products, systems, platforms, development capacity and management capability. In the subsidiary model, the Banco Santander group facilitates the sharing of best practice and provides common technology, operations and support services to all of its subsidiaries via independent operating entities, themselves established by Banco Santander SA so as to be able to continue operating as viable standalone businesses.

Result and dividends

The consolidated profit after tax for the year was £964m (2014: £1,110m). The Directors do not recommend the payment of a final dividend for 2015 (2014: £nil). Three interim dividends were declared on the Company’s ordinary shares in issue during the year. The first dividend of £0.6m was declared and paid on 24 March 2015, the second dividend of £324m was declared on 23 June 2015 and paid on 28 September 2015. The third dividend of £102m was declared on 16 December 2015 and is expected to be paid in March 2016.

Details of Santander UK’s activities and business performance during 2015, together with an indication of future outlook are set out in the Strategic report on pages 1 to 4 and the Financial review on pages 5 to 34.

Events after the balance sheet date

There have been no material post balance sheet events.

Directors

The names and biographical details of the current Directors are shown on pages 162 to 166.

Particulars of their emoluments and interests in shares can be found in the Directors’ Remuneration Report on pages 184 to 192.

Changes to the composition of the Board can be found on pages 190 to 191, with further details, in the Chair’s report on Corporate Governance, on pages 167 to 170, and the Chair’s report on each Committee on pages 171, 173, 178, and 184.

Appointment and retirement of Directors

All Directors are appointed and retired in accordance with the Company’s Articles of Association and the UK Companies Act 2006. The Company does not require the Directors to offer themselves for re-election every year, or that new Directors appointed by the Board offer themselves for election at the next Annual General Meeting. The appointments of Ana Botín, Bruce Carnegie-Brown, Antonio Escámez, José María Carballo, José María Fuster, Juan Rodríguez Inciarte, and Manuel Soto were proposed by Banco Santander. No Directors’ service contracts provide for benefits on termination, except in the case of redundancy of an Executive Director as stated on page 187.

Annual Report 2015

Governance

For aggregate Directors’ remuneration see Note 41

For highest paid Director details see Note 41 to the Consolidated Financial Statements

For Executive remuneration see pages 186 to 189

For Non-Executive remuneration see pages 190 to 192

For pension scheme details see Note 34 to the Consolidated Financial Statements

For related party transactions see Note 42 to the Consolidated Financial Statements

For our Risk review see pages 35 to 160

Directors’ indemnities

In addition to Directors and Officers liability insurance cover in place throughout 2015, individual deeds of indemnity were also in place to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Director’s period of office from the date of appointment. The Directors of the Company, including former Directors who resigned during the year, benefit from these deeds of indemnity. They constitute qualifying third party indemnity provisions for the purposes of the Companies Act 2006. Deeds for existing Directors are available for inspection at the Company’s registered office.

The Company has also granted an indemnity which constitutes ‘qualifying third party indemnity provisions’ to the Directors of its subsidiary and associated companies, including former Directors who resigned during the year and since the year-end.

Qualifying pension scheme indemnities were also granted to the Trustees of the Santander UK group’s pension schemes.

Code of Ethical Conduct

Santander UK is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Code of Ethical Conduct published in March 2014, which sets out the standards expected of all employees, and supports The Santander Way and Santander UK’s commitment to being Simple, Personal and Fair.

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

These terms and conditions require that employees must:

–	Abide by all relevant laws and regulations
–	Act with integrity in all their business actions on behalf of Santander UK
–	Not use their authority or office for personal gain
–	Conduct business relationships in a transparent manner
–	Reject all improper practices or dealings they may be exposed to.

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

Santander UK meets these requirements through its Code of Ethical Conduct, the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Business, and the FCA’s Principles and Code of Practice for Approved Persons, with which the CEO and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may want to know about. Santander UK provides a copy of these documents to anyone, free of charge, on application to the address on page 321.

Consultation

Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives within the business at both national and local levels.

Political contributions

In 2015 and 2014, no contributions were made for political purposes and no political expenditure was incurred.

Share capital

Details about the structure of the Company’s capital, including the rights and obligations attaching to each class of share in the Company, can be found in Note 36 to the Consolidated Financial Statements.

Details of employee share schemes and how rights are exercisable can be found in Note 40 to the Consolidated Financial Statements.

The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association as determined by the Companies Act 2006.

194  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

Subsidiaries and branches

The Santander UK group consists of a parent company, Santander UK plc, incorporated in the United Kingdom and a number of subsidiaries and associates held directly and indirectly by it. Santander UK holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc, a subsidiary of Santander UK plc, also has a branch office in the US and the Cayman Islands. Santander UK plc has branches in the Isle of Man and in Jersey. For further information see Note 21 to the Consolidated Financial Statements.

Financial instruments

The financial risk management objectives and policies of Santander UK, the policy for hedging, and the exposure of Santander UK to credit risk, market risk, and liquidity risk are outlined in the Risk review.

Research and development

Santander UK has a comprehensive product approval process and policy. New products, campaigns and business initiatives are reviewed by Santander UK’s Product Approval and Oversight Committee.

Supervision and regulation

Santander UK is authorised by the PRA and regulated by the FCA and the PRA. Various of its subsidiaries and associates are also authorised by the PRA or the FCA and regulated by the FCA and/or the PRA.

While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the requirements of the SEC for its activities in the US.

The key regulatory requirements as related to its material risk factors (including supervision and regulatory risks and risks relating to taxation) are described in the Risk factors section on pages 299 to 320.

Internal controls

Risk management and internal controls

The Board and its Committees are responsible for reviewing and ensuring the effectiveness of management’s system of risk management and internal controls.

We have carried out a robust assessment of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity.

For further details see the Risk review on pages 35 to 160.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a component of an overall system of internal control. Santander UK’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and endorsed by the European Union.

Santander UK’s internal control over financial reporting includes:

–	Policies and procedures that relate to the maintenance of records that fairly and accurately reflect the transactions and dispositions of assets
–	Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management
–	Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or because the degree of compliance with policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2015 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013 (the 2013 Framework). Santander UK adopted the 2013 Framework from 15 December 2014.

Based on this assessment, management believes that, at 31 December 2015, that Santander UK’s internal control over financial reporting was effective.

Disclosure controls and procedures over financial reporting

Santander UK has evaluated, with the participation of its CEO and CFO, the effectiveness of Santander UK’s disclosure controls and procedures at 31 December 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon Santander UK’s evaluation, the CEO and the CFO have concluded that, at 31 December 2015, Santander UK disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that Santander UK files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Going concern

The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. Santander UK’s business activities and financial position, together with the factors likely to affect its future development and performance, are set out in the Financial review on pages 5 to 34. Santander UK’s objectives, policies and processes for managing the financial risks to which it is exposed, including capital, funding and liquidity, are described in the Risk review. The risk factors which could materially affect Santander UK’s future performance are described in the Risk factors section on pages 299 to 320.

Annual Report 2015

Governance

In assessing going concern, the Directors take account of all information of which they are aware about the future, which is at least, but is not limited to, 12 months from the date that the balance sheet is signed.

The information considered by the Directors includes Santander UK’s results forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities, and possible economic, market and product developments, taking account of reasonably possible changes in trading performance. For capital, funding and liquidity purposes, Santander UK operates on a stand-alone basis and is subject to regular and rigorous monitoring by external parties. The Directors review the outputs of stress testing as part of the approval processes for the ICAAP, the ILAAP, our Risk Appetite and regulatory stress tests. We exceeded the Bank of England’s 2015 stress test threshold requirement.

The Directors consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Statement of Compliance

The UK Corporate Governance Code

The Board confirms that, for the year ended 31 December 2015, Santander UK has applied those principles and provisions of the UK Corporate Governance Code 2014, as appropriate given its ownership structure.

BBA Code for Financial Reporting Disclosure

Santander UK’s financial statements for the year ended 31 December 2015 have been prepared in compliance with the principles of the BBA Code for Financial Reporting Disclosure.

Directors’ responsibilities

The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (IAS) Regulation to prepare the group financial statements under IFRS, as adopted by the EU, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the EU. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 2006 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare Santander UK’s financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

The Directors are responsible for ensuring the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss presented and that the management report (comprising the Strategic report and the Directors’ Report), includes a fair review of the development and performance of the business and a description of the principal risks and uncertainties the business faces.

IAS 1 requires that financial statements present fairly, for each financial year, the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, and other events and conditions, in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the IASB’s Framework for the preparation and presentation of financial statements. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, the Directors are also required to:

–	Properly select and apply accounting policies
–	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
–	Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance
–	Make an assessment of the Company’s ability to continue as a going concern.

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

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on our website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Disclosure of information to Auditors

Each of the Directors at the date of approval of this report confirms that:

–	So far as the Director is aware, there is no relevant audit information of which Santander UK’s auditor is unaware
–	The Director has taken all steps that they ought to have taken as a Director to make him or her self aware of any relevant audit information and to establish that Santander UK’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.

Auditor

Deloitte LLP will step down from their office of auditor at the conclusion of the forthcoming Annual General Meeting and the Board (at the recommendation of the Audit Committee) will recommend that Members appoint PricewaterhouseCoopers LLP from the conclusion of the meeting.

By Order of the Board

/s/ Shaun Coles

Company Secretary

24 February 2016

2 Triton Square, Regent’s Place,

London NW1 3AN

196  Santander UK plc

	Corporate	Directors’
Directors	Governance Report	Remuneration Report	Directors’ Report

This page intentionally blank

Annual Report 2015

Financial statements

Financial statements

199	Report of Independent Registered Public Accounting Firm
202	Primary financial statements
202	Consolidated Income Statement
202	Consolidated Statement of Comprehensive Income
203	Consolidated Balance Sheet
204	Consolidated Cash Flow Statement
205	Consolidated Statement of Changes in Equity
206	Company Balance Sheet
207	Company Cash Flow Statement
208	Company Statement of Changes in Equity
209	Notes to the financial statements

198  Santander UK plc

Independent Auditor’s report	Primary financial statements	Notes to the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Santander UK plc

We have audited the accompanying consolidated balance sheets of Santander UK plc and subsidiaries (the Group) as at 31 December 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 2015, the related Notes 1 to 48 and the information on page 36 to 160 of the Risk review, except for those items marked as unaudited. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Santander UK plc and subsidiaries as at 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (IASB).

/s/ Deloitte LLP

London, United Kingdom

24 February 2016

Annual Report 2015

Financial statements

This page intentionally blank

200  Santander UK plc

Independent Auditor’s report	Primary financial statements	Notes to the financial statements

This page intentionally blank

Annual Report 2015

Financial statements

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Interest and similar income	3	6,695	6,797	7,170
Interest expense and similar charges	3	(3,120)	(3,363)	(4,207)
Net interest income		3,575	3,434	2,963
Fee and commission income	4	1,115	1,095	1,058
Fee and commission expense	4	(400)	(356)	(300)
Net fee and commission income		715	739	758
Net trading and other income	5	283	297	308
Total operating income		4,573	4,470	4,029
Operating expenses before impairment losses, provisions and charges	6	(2,400)	(2,397)	(2,195)
Impairment losses on loans and advances	8	(66)	(258)	(475)
Provisions for other liabilities and charges	8	(762)	(416)	(250)
Total operating impairment losses, provisions and charges		(828)	(674)	(725)
Profit from continuing operations before tax		1,345	1,399	1,109
Tax on profit from continuing operations	9	(381)	(289)	(211)
Profit from continuing operations after tax		964	1,110	898
Loss from discontinued operations after tax	10	-	-	(8)
Profit after tax for the year		964	1,110	890

Attributable to:
Equity holders of the parent		939	1,110	890
Non-controlling interests	37	25	-	-

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Profit for the year		964	1,110	890
Other comprehensive income/(expense):
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Net gains on available-for-sale securities	20	14	235	15
- Net losses/(gains) on available-for-sale securities transferred to profit or loss		42	(208)	(46)
- Tax on above items	9	(2)	(6)	7
		54	21	(24)
Cash flow hedges:
- Net (losses)/gains on cash flow hedges		(307)	44	(207)
- Net losses on cash flow hedges transferred to profit or loss		305	427	66
- Tax on above items	9	(6)	(99)	31
		(8)	372	(110)
Exchange differences on translation of foreign operations		(5)	(4)	-
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently		41	389	(134)
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Remeasurement of defined benefit pension obligations	34	319	132	(564)
Tax on above item	9	(89)	(27)	113
Net other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently		230	105	(451)
Total other comprehensive income/(expense) for the year net of tax		271	494	(585)
Total comprehensive income for the year		1,235	1,604	305

Attributable to:
Equity holders of the parent		1,209	1,604	305
Non-controlling interests	37	26	-	-

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

202  Santander UK plc

Independent Auditor’s report	Primary financial statements	Notes to the financial statements

CONSOLIDATED BALANCE SHEET

At 31 December

	Notes	2015 £m	2014 £m
Assets
Cash and balances at central banks		16,842	22,562
Trading assets	12	23,961	21,700
Derivative financial instruments	13	20,911	23,021
Financial assets designated at fair value	14	2,398	2,881
Loans and advances to banks	15	3,548	2,057
Loans and advances to customers	16	198,045	188,691
Loans and receivables securities	19	52	118
Available-for-sale securities	20	9,012	8,944
Macro hedge of interest rate risk		781	963
Interests in other entities	21	48	38
Intangible assets	22	2,231	2,187
Property, plant and equipment	23	1,597	1,624
Current tax assets		49	-
Retirement benefit assets	34	556	315
Other assets	25	1,375	876
Total assets		281,406	275,977
Liabilities
Deposits by banks	26	8,278	8,214
Deposits by customers	27	164,074	153,606
Trading liabilities	28	12,722	15,333
Derivative financial instruments	13	21,508	22,732
Financial liabilities designated at fair value	29	2,016	2,848
Debt securities in issue	30	49,615	51,790
Subordinated liabilities	31	3,885	4,002
Macro hedge of interest rate risk		110	139
Other liabilities	32	2,335	2,302
Provisions	33	870	491
Current tax liabilities		1	69
Deferred tax liabilities	24	223	59
Retirement benefit obligations	34	110	199
Total liabilities		265,747	261,784
Equity
Share capital and other equity instruments	36	4,911	4,244
Share premium	36	5,620	5,620
Retained earnings		4,679	4,056
Other reserves		314	273
Total shareholders’ equity		15,524	14,193
Non-controlling interests	37	135	-
Total equity		15,659	14,193
Total liabilities and equity		281,406	275,977

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 24 February 2016 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 2294747

Annual Report 2015

Financial statements

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Cash flows (used in)/from operating activities
Profit for the year		964	1,110	890
Adjustments for:
Non-cash items included in profit		1,841	1,306	1,618
Change in operating assets		(9,990)	(11,662)	17,616
Change in operating liabilities		4,292	4,475	(15,951)
Corporation taxes paid		(419)	(149)	(118)
Effects of exchange rate differences		(585)	(613)	702
Net cash flow (used in)/from operating activities	38	(3,897)	(5,533)	4,757
Cash flows (used in)/from investing activities
Investments in other entities	21, 46	(109)	-	(18)
Purchase of property, plant and equipment and intangible assets	22, 23	(356)	(506)	(339)
Proceeds from sale of property, plant and equipment and intangible assets		40	71	99
Purchase of available-for-sale securities		(2,021)	(4,236)	(2,904)
Proceeds from sale and redemption of available-for-sale securities		1,928	526	3,344
Net cash flow (used in)/from investing activities		(518)	(4,145)	182
Cash flows (used in)/from financing activities
Issue of Perpetual Capital Securities	36	750	800	-
Issue of debt securities		13,267	19,936	25,469
Issuance costs of debt securities		(33)	(26)	(20)
Repayment of debt securities		(16,098)	(20,310)	(32,880)
Repurchase of other equity instruments	36	(99)	(274)	(275)
Dividends paid on ordinary shares	11	(575)	(447)	(665)
Dividends paid on preference shares classified in equity	11	(2)	(19)	(19)
Dividends paid on Reserve Capital Instruments	11	(21)	(21)	(21)
Dividends paid on Perpetual Preferred Securities	11	-	-	(17)
Dividends paid on Perpetual Capital Securities	11	(103)	-	-
Net cash flow used in financing activities		(2,914)	(361)	(8,428)
Net decrease in cash and cash equivalents		(7,329)	(10,039)	(3,489)
Cash and cash equivalents at beginning of the year		27,363	37,179	41,639
Effects of exchange rate changes on cash and cash equivalents		317	223	(971)
Cash and cash equivalents at the end of the year	38	20,351	27,363	37,179

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

204  Santander UK plc

Independent Auditor’s report	Primary financial statements	Notes to the financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December

				Other reserves
	Notes	Share capital & other equity instruments £m	Share premium £m	Available for sale £m	Cash flow hedging £m	Foreign currency translation £m	Retained earnings(1) £m	Total £m	Non- controlling interests £m	Total £m
1 January 2015		4,244	5,620	(2)	262	13	4,056	14,193	—	14,193
Total comprehensive income/(expense) for the year:
- Profit for the year		-	-	-	-	-	939	939	25	964
- Other comprehensive income/(expense) for the year:
- Net gains on available-for-sale securities		-	-	14	-	-	-	14	-	14
- Net losses on available-for-sale securities transferred to profit or loss		-	-	42	-	-	-	42	-	42
- Net losses on cash flow hedges		-	-	-	(307)	-	-	(307)	-	(307)
- Net losses on cash flow hedges transferred to profit or loss		-	-	-	305	-	-	305	-	305
- Remeasurement of defined benefit pension obligations	34	-	-	-	-	-	318	318	1	319
- Exchange differences on translation of foreign operations		-	-	-	-	(5)	-	(5)	-	(5)
- Tax on other comprehensive income/(expense)		-	-	(2)	(6)	-	(89)	(97)	-	(97)
Other comprehensive income/(expense) for the year, net of tax		-	-	54	(8)	(5)	229	270	1	271
Acquisition of subsidiary with non-controlling interests	46	-	-	-	-	-	-	-	109	109
Issue of Perpetual Capital Securities	36	750	-	-	-	-	-	750	-	750
Repurchase of other equity instruments	36	(83)	-	-	-	-	(16)	(99)	-	(99)
Tax on other equity instruments	36	-	-	-	-	-	24	24	-	24
Dividends on ordinary shares	11	-	-	-	-	-	(427)	(427)	-	(427)
Dividends on other equity instruments	11	-	-	-	-	-	(126)	(126)	-	(126)
31 December 2015		4,911	5,620	52	254	8	4,679	15,524	135	15,659

1 January 2014		3,709	5,620	(23)	(110)	17	3,377	12,590	-	12,590
Total comprehensive income/(expense) for the year:
- Profit for the year		-	-	-	-	-	1,110	1,110	-	1,110
- Other comprehensive income/(expense) for the year:
- Net gains on available-for-sale securities		-	-	235	-	-	-	235	-	235
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(208)	-	-	-	(208)	-	(208)
- Net gains on cash flow hedges		-	-	-	44	-	-	44	-	44
- Net losses on cash flow hedges transferred to profit or loss		-	-	-	427	-	-	427	-	427
- Remeasurement of defined benefit pension obligations		-	-	-	-	-	132	132	-	132
- Exchange differences on translation of foreign operations		-	-	-	-	(4)	-	(4)	-	(4)
- Tax on other comprehensive income/(expense)		-	-	(6)	(99)	-	(27)	(132)	-	(132)
Other comprehensive income/(expense) for the year, net of tax		-	-	21	372	(4)	105	494	-	494
Issue of Perpetual Capital Securities	36	800	-	-	-	-	-	800	-	800
Repurchase of other equity instruments	36	(265)	-	-	-	-	(9)	(274)	-	(274)
Dividends on ordinary shares	11	-	-	-	-	-	(487)	(487)	-	(487)
Dividends on other equity instruments	11	-	-	-	-	-	(40)	(40)	-	(40)
31 December 2014		4,244	5,620	(2)	262	13	4,056	14,193	-	14,193

1 January 2013		3,999	5,620	1	-	17	3,405	13,042	-	13,042
Total comprehensive income/(expense) for the year:
- Profit for the year		-	-	-	-	-	890	890	-	890
- Other comprehensive income/(expense) for the year:
- Net gains on available-for-sale securities		-	-	15	-	-	-	15	-	15
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(46)	-	-	-	(46)	-	(46)
- Net losses on cash flow hedges		-	-	-	(207)	-	-	(207)	-	(207)
- Net losses on cash flow hedges transferred to profit or loss		-	-	-	66	-	-	66	-	66
- Remeasurement of defined benefit pension obligations		-	-	-	-	-	(564)	(564)	-	(564)
- Tax on other comprehensive income/(expense)		-	-	7	31	-	113	151	-	151
Other comprehensive income/(expense) for the year, net of tax		-	-	(24)	(110)	-	(451)	(585)	-	(585)
Repurchase of other equity instruments	36	(290)	-	-	-	-	15	(275)	-	(275)
Dividends on ordinary shares	11	-	-	-	-	-	(425)	(425)	-	(425)
Dividends on other equity instruments	11	-	-	-	-	-	(57)	(57)	-	(57)
31 December 2013		3,709	5,620	(23)	(110)	17	3,377	12,590	-	12,590
(1)	Includes capital redemption reserve of £21m (2014: £265m, 2013: £nil) arising from the purchase of £300m fixed/floating rate non-cumulative callable preference shares in 2013, 2014 and 2015.

    The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2015

Financial statements

COMPANY BALANCE SHEET

At 31 December

	Notes	2015 £m	2014 £m
Assets
Cash and balances at central banks		14,562	18,102
Derivative financial instruments	13	3,302	3,412
Financial assets designated at fair value	14	60	83
Loans and advances to banks	15	18,962	6,073
Loans and advances to customers	16	181,608	170,211
Loans and receivables securities	19	4,991	4,598
Available-for-sale securities	20	7,828	6,405
Macro hedge of interest rate risk		(35)	7
Interests in other entities	21	5,203	5,366
Intangible assets	22	2,017	1,986
Property, plant and equipment	23	1,266	1,260
Current tax assets		198	208
Retirement benefit assets	34	537	311
Other assets	25	1,159	783
Total assets		241,658	218,805
Liabilities
Deposits by banks	26	28,268	12,553
Deposits by customers	27	189,291	183,788
Derivative financial instruments	13	3,028	2,154
Debt securities in issue	30	-	112
Subordinated liabilities	31	3,951	4,065
Macro hedge of interest rate risk		(5)	-
Other liabilities	32	2,073	2,028
Provisions	33	815	436
Deferred tax liabilities	24	176	26
Retirement benefit obligations	34	110	199
Total liabilities		227,707	205,361
Equity
Share capital and other equity instruments	36	4,911	4,244
Share premium	36	5,620	5,620
Retained earnings		3,354	3,557
Other reserves		66	23
Total shareholders’ equity		13,951	13,444
Total liabilities and equity		241,658	218,805

The accompanying Notes to the Financial Statements form an integral part of these Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 24 February 2016 and signed on its behalf by:

Nathan Bostock	Antonio Roman
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 2294747

206  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

COMPANY CASH FLOW STATEMENT

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Cash flows (used in)/from operating activities
Profit/(loss) for the year		115	1,346	225
Adjustments for:
Non-cash items included in profit		1,603	2,166	2,424
Change in operating assets		(15,710)	50,829	22,447
Change in operating liabilities		22,083	(98,441)	(4,826)
Corporation taxes paid		(132)	(59)	(87)
Effects of exchange rate differences		(104)	66	(182)
Net cash flow (used in)/from operating activities	38	7,855	(44,093)	20,001
Cash flows (used in)/from investing activities
Investment in other entities	21	-	-	(1,084)
Purchase of property, plant and equipment and intangible assets	22,23	(313)	(372)	(320)
Proceeds from sale of property, plant and equipment and intangible assets		28	13	38
Purchase of available-for-sale securities		(2,021)	(4,236)	(1,680)
Proceeds from sale and redemption of available-for-sale securities		617	109	-
Net cash flow used in investing activities		(1,689)	(4,486)	(3,046)
Cash flows (used in)/from financing activities
Issue of Perpetual Capital Securities		750	800	-
Issue of debt securities		1,059	-	907
Issuance costs of debt securities		(6)	-	(3)
Repayment of debt securities		(1,251)	(342)	(227)
Repurchase of preference shares		(99)	(274)	(275)
Dividends paid on ordinary shares	11	(575)	(447)	(665)
Dividends paid on Perpetual Preferred Securities	11	-	-	(17)
Dividends paid on preference shares classified in equity	11	(2)	(19)	(19)
Dividends paid on Reserve Capital Instruments	11	(21)	(21)	(21)
Dividends paid on Perpetual Capital Securities	11	(103)	-	-
Net cash flow used in financing activities		(248)	(303)	(320)
Net (decrease)/increase in cash and cash equivalents		5,918	(48,882)	16,635
Cash and cash equivalents at beginning of the year		22,035	70,917	54,282
Cash and cash equivalents at the end of the year	38	27,953	22,035	70,917
The accompanying Notes to the Financial Statements form an integral part of these Financial Statements.

Annual Report 2015

Financial statements

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December

	Notes	Share capital and other equity instruments £m	Share premium £m	Available for sale £m	Cash flow hedging £m	Retained earnings £m	Total £m
1 January 2015		4,244	5,620	23	-	3,557	13,444
Total comprehensive income/(expenses) for the year:
- Profit for the year		-	-	-	-	115	115
- Other comprehensive income/(expenses) for the year:
- Net gains on available-for-sale securities		-	-	10	-	-	10
- Net losses on available-for-sale securities transferred to profit or loss		-	-	40	-	-	40
- Net gains on cash flow hedges		-	-	-	74	-	74
- Net gains on cash flow hedges transferred to profit or loss		-	-	-	(81)	-	(81)
- Remeasurement of defined benefit pension obligations	34	-	-	-	-	316	316
- Tax on other comprehensive income		-	-	(1)	1	(89)	(89)
Other comprehensive income for the year, net of tax		-	-	49	(6)	227	270
Issue of Perpetual Capital Securities	36	750	-	-	-	-	750
Repurchase of other equity instruments	36	(83)	-	-	-	(16)	(99)
Dividends on ordinary shares	11	-	-	-	-	(427)	(427)
Dividends on other equity instruments	11	-	-	-	-	(126)	(126)
Tax on repurchase of other equity instruments		-	-	-	-	24	24
31 December 2015		4,911	5,620	72	(6)	3,354	13,951

1 January 2014		3,709	5,620	-	-	2,617	11,946
Total comprehensive income/(expenses) for the year:
- Profit for the year		-	-	-	-	1,346	1,346
- Other comprehensive income/(expenses) for the year:
- Net gains on available-for-sale securities		-	-	257	-	-	257
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(228)	-	-	(228)
- Other movements		-	-	-	-	21	21
- Remeasurement of defined benefit pension obligations	34	-	-	-	-	136	136
- Tax on other comprehensive income/(expenses)		-	-	(6)	-	(27)	(33)
Other comprehensive income for the year, net of tax		-	-	23	-	130	153
Issue of Perpetual Capital Securities	36	800	-	-	-	-	800
Repurchase of other equity instruments	36	(265)	-	-	-	(9)	(274)
Dividends on ordinary shares	11	-	-	-	-	(487)	(487)
Dividends on other equity instruments	11	-	-	-	-	(40)	(40)
31 December 2014		4,244	5,620	23	-	3,557	13,444
					-
1 January 2013		3,999	5,620	(2)	-	3,310	12,927
Total comprehensive income/(expenses) for the year:
- Profit for the year		-	-	-	-	225	225
- Other comprehensive income/(expenses) for the year:
- Net gains on available-for-sale securities		-	-	2	-	-	2
- Remeasurement of defined benefit pension obligations	34	-	-	-	-	(564)	(564)
- Tax on other comprehensive income		-	-	-	-	113	113
Other comprehensive income/(expenses) for the year, net of tax		-	-	2	-	(451)	(449)
Repurchase of other equity instruments	36	(290)	-	-	-	15	(275)
Dividends on ordinary shares	11	-	-	-	-	(425)	(425)
Dividends on other equity instruments	11	-	-	-	-	(57)	(57)
31 December 2013		3,709	5,620	-	-	2,617	11,946

The accompanying Notes to the Financial Statements form an integral part of these Financial Statements.

208  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK plc (the Company) and the Santander UK plc group (the Santander UK group) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to business and public sector customers.

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

Compliance with International Financial Reporting Standards

The Santander UK group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

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

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)	IFRS 9 ‘Financial Instruments’ (IFRS 9) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

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

Annual Report 2015

Financial statements

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

With reference to the expected credit loss (ECL) approach to impairment under IFRS 9 (Phase 2 above), the following sets out the general principles, a comparison of the current impairment and ECL approaches, specific modelling techniques and details of key responsibilities and accountabilities.

1. General principles: The current incurred credit loss provisioning approach applied in IAS 39 will be replaced with a forward looking expected loss impairment model under IFRS 9. ECL forecasts combine modelled estimates of a borrower’s probability of default and transaction estimates of exposure at default and loss given default that are discounted using the effective interest rate. Modelled ECLs will be informed by the best information available on forecasts of future macroeconomic credit conditions such as GDP, unemployment rates, house prices, etc. Existing risk management methodologies will be leveraged as a basis for calculating ECLs, with appropriate adjustments made to ensure estimates are forward looking. Modelling techniques are used to establish statistical relationships between macroeconomic data and the drivers of default and loss either for specific obligors, facilities, segments or portfolios.

2. How the current impairment approach compares with the new ECL approach: The key change compared to the current incurred credit loss provisioning approach is that the ECL approach must reflect both current and forecast changes in macroeconomic data over a horizon that extends from 12 months to the remaining life of the asset if a borrower’s credit risk is deemed to have deteriorated significantly at the reporting date compared to the origination date. These macroeconomic forecasts are required to be unbiased and probability weighted amounts determined by evaluating a range of possible outcomes and considering reasonable and supportable information at the reporting date. Similar to the current incurred credit loss provisioning approach, management will exercise judgement as to whether additional adjustments are required in order to adequately reflect possible events or conditions that could affect credit risk. Such adjustments are expected to be temporary in nature as the relevant factor or event becomes more clearly reflected in modelled ECL forecasts.

3. Specific modelling techniques to implement the ECL approach: IFRS 9 forecasting models attempt to find stable relationships between historical observed default and loss experience and macroeconomic variables over time. By modelling these relationships and measuring current values of each economic variable, forecasters can then apply conditional assumptions to form an expected future value of those variables. While these econometric models attempt to consistently capture correlations across economic variables, forecasts tend to be closer to actual outcomes during more benign periods in the economic cycle but can under/over predict when structural breaks occur in economic relationships or when there is high uncertainty around conditioning assumptions, e.g. at peaks and troughs in the economic cycle.

4. Key responsibilities and accountabilities: Santander UK has established an IFRS 9 steering group which is accountable for IFRS 9 implementation. The steering group is supported by working groups responsible for compliance with the new accounting standard relating to model methodology, technical accounting, policies and IT system design. Issues identified by the steering group that cannot be resolved are escalated to the appropriate Board committees.

b)	IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2018. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the Santander UK group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Consolidated Financial Statements.

c)	IFRS 16 ‘Leases’ (IFRS 16) – In January 2016, the IASB issued IFRS 16. The standard is effective for annual periods beginning on or after 1 January 2019. Earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure for both lessees and lessors. For lessee accounting, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. For lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements from the existing leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. The impact of the standard is currently being assessed, however, it is not yet practicable to quantify the effect of IFRS 16 on these Consolidated Financial Statements.

d)	During 2015, the IASB published its exposure draft of amendments to IAS 19 ‘Employee Benefits’ and IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ which has provided additional clarity on the role of trustees’ rights in an assessment of the recoverability of a surplus in an employee pension fund. Having reviewed the trust deed and rules, management does not currently believe that the Santander UK group will be impacted by the proposed amendments but will continue to monitor their finalisation and evolving practice.

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

-	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
-	potential voting rights held by the Company, other vote holders or other parties
-	rights arising from other contractual arrangements
-	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

Transactions between entities under common control, i.e. fellow subsidiaries of Banco Santander SA (the ultimate parent) are outside the scope of IFRS 3 – ‘Business Combinations’, and there is no other guidance for such situations under IFRS. The Santander UK group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, unless the transaction represents a reorganisation of entities within the Santander UK group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Santander UK group in a manner consistent with group reconstruction relief under UK GAAP (merger accounting).

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

Foreign currency translation

Items included in the financial statements of each entity (including foreign branch operations) in the Santander UK group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of the Company.

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

Annual Report 2015

Financial statements

Exchange rate differences recognised in the consolidated income statement on items not at fair value through profit and loss were £477m income (2014: £486m income, 2013: £(450)m expense) and are presented in the line net trading and other income (see Note 5). Exchange rate differences on items measured at fair value through profit or loss are included in the changes to fair value as presented in net trading and other income.

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

In accordance with IFRS, the Santander UK group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income on impaired financial assets is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

b) Fee and commission income and expense

Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is provided, or on the performance of a significant act. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products. Revenue from these income streams is recognised when the service is provided.

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

Pensions and other post-retirement benefits

The Santander UK group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Santander UK group has no legal or constructive obligations to pay further contributions into the fund to ‘top up’ benefits to a certain guaranteed level. Pension costs are charged to the ‘Administration expenses’, within the line item ‘Operating expenses before impairment losses, provisions and charges’ with the net interest on the defined benefit asset or liability included within ‘Net interest income’ in the income statement.

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

212  Santander UK plc

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

c) Post-retirement medical benefit plans

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Share-based payments

The Santander UK group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Santander UK group’s parent, Banco Santander SA are purchased in the open market by the Santander UK group (for the Employee Sharesave scheme) or are purchased by Banco Santander SA or another Banco Santander group company (for awards granted under the Long-Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options as they vest.

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

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled share-based payments. A liability equal to the amount to be reimbursed to Banco Santander SA is recognised at the current fair value determined at the grant date for equity-settled share-based payments.

The fair value of the options granted under the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander SA share price over the life of the option and the dividend growth rate. The fair value of the awards granted for the Long Term Incentive Plan was determined at the grant date using an option pricing model, which takes into account the share price at grant date, the risk free interest rate, the expected volatility of the Banco Santander SA share price over the life of the award and the dividend growth rate. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

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

Annual Report 2015

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

Financial assets are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the Santander UK group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control. Financial liabilities are derecognised when extinguished, cancelled or expired.

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

214  Santander UK plc

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

g) Sale and repurchase agreements (including stock borrowing and lending)

Securities sold subject to a commitment to repurchase them at a predetermined price (repos) under which substantially all the risks and rewards of ownership are retained by the Santander UK group remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to resell (reverse repos) are not recognised on the balance sheet and the consideration paid is recorded as an asset. The difference between the sale and repurchase price is treated as trading income in the income statement, except where the repo is not treated as part of the trading book, in which case the difference is recorded in interest income or expense.

Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. Securities lent or borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.

h) Day One profits adjustments

The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, sometimes the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, the Santander UK group recognises a trading gain or loss at inception (day 1 gain or loss), being the difference between the transaction price and the fair value. When significant unobservable parameters are used, the entire day 1 gain or loss is deferred and is recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or the Santander UK group enters into an offsetting transaction.

Derivative financial instruments

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

Annual Report 2015

Financial statements

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

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Santander UK group applies fair value hedge accounting and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

a) Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in Macro hedge of interest rate risk and recognised in the income statement within Net trading and other income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.

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

216  Santander UK plc

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

i) Retail assets

Retail customers are assessed either individually or collectively for impairment. Potential indicators of loss events which may be evidence of impairment for retail borrowers may include:

-	missed payments of capital or interest;
-	the borrower notifying the Santander UK group of current or likely financial distress
-	request from a borrower to change contractual terms as a result of the borrower’s financial difficulty (i.e. forbearance)
-	arrears on other accounts held by the borrower.

Individual assessment

For individually assessed assets, the Santander UK group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows from the asset discounted at the asset’s original effective interest rate.

Collective assessment

In making a collective assessment for impairment, financial assets are grouped together according to their credit risk characteristics. These can include grouping by product, loan-to-value, brand, geography, type of customer and previous insolvency events. For each such portfolio or sub-segment of the portfolio, future cash flows are estimated through the use of historical loss experience. The historical loss experience is adjusted to include the effects of changes in current economic, behavioural and other conditions that cannot be successfully depicted solely from historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest and other similar income within the income statement, with an increase to the impairment loss allowances on the balance sheet. Loans for which evidence of potential loss have been specifically identified are group together for the purpose of calculating an allowance for observed losses. Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an allowance for incurred but not observed (IBNO) losses. Such losses will only be individually identified in the future.

Observed impaired loss allowance

An impairment loss allowance for observed losses is established for all non-performing loans where it is increasingly probable that some of the capital or interest will not be repaid or recovered through enforcement of any applicable security. The allowance for observed losses is determined on a collective (or portfolio) basis for groups of loans with similar credit risk characteristics. The length of time before a loan is regarded as non-performing is typically when the customer fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the product. For additional information on the definition of non-performing loans (NPLs), see ‘Credit risk management – risk measurement and control’ in the Risk review.

For mortgages and other secured advances, the allowance for observed losses is calculated as the product of the account outstanding balance (exposure) at the reporting date, the estimated proportion that will be repossessed (the loss propensity) and the percentage of exposure which will result in a loss (the loss ratio). The loss propensities for the observed segment (i.e. where the loan is classified as non-performing) represents the percentage that will ultimately be written off, or repossessed for secured advances. Loss propensities are based on recent historical experience, typically covering a period of no more than the most recent twelve months in the year under review. The loss ratio is based on actual cases which have been repossessed and sold using the most recent twelve month average data, segmented by LTV, and is then discounted using the effective interest rate.

For unsecured advances, such as unsecured personal loans, credit cards and overdrafts, the allowance for observed losses is calculated as the product of the number of accounts in the portfolio, the estimated proportion of accounts that will be written off, the estimated proportion of such cases that will result in a loss (the loss factor) and the average loss incurred (the loss per case). The loss per case is based on actual cases using the most recent six month average data of losses that have been incurred, and is then discounted using the effective interest rate.

Based on historical experience, the gross loss ratio or gross loss per case is realised in cash several months after the customer first defaults, during which time interest and fees and charges continue to accrue on the account. The future fees and charges included in the gross loss ratio or gross loss per case are removed and the balance discounted so as to calculate the present value of the loss ratio or loss per case. The discounted loss ratio or loss per case for accounts where a payment has already been missed is higher than for accounts that are up to date because the discounting effect is lower reflecting the fact that the process to recover the funds is further advanced.

IBNO impairment loss allowances

An allowance for IBNO losses is established for loans which are either:

-	Performing and no evidence of loss has been specifically identified on an individual basis but because the loans that are not yet past due are known from past experience to have deteriorated since the initial decision to lend was made (for example, where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to a loss of employment, divorce or bereavement), or
-	In arrears and not classified as non-performing.

The impairment loss calculation resembles the one explained above for the observed segment except that for the IBNO segment:

-	Where the account is currently up to date, the loss propensity represents the percentage of such cases that are expected to miss a payment in the appropriate emergence period and which will ultimately be written off
-	Where the account is delinquent, the loss propensity represents the percentage of such cases that will ultimately be written off.

Annual Report 2015

Financial review

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

Individual assessment

At each balance sheet date, the Santander UK group conducts impairment reviews to assess whether there is objective evidence of impairment for individually significant corporate assets. A specific observed impairment is established for all individually significant loans that have experienced a loss event such as where:

-	An asset has a payment default which has been outstanding for three months or more
-	Non-payment defaults have occurred but where it has become evident that a forbearance exercise will be undertaken due to the inability of the borrower to meet its current contractual repayment schedule
-	It is becoming probable that the borrower will enter bankruptcy or other financial reorganisation
-	The borrower has a winding up notice issued or insolvency event
-	The borrower has had event(s) occur which are likely to adversely impact upon their ability to meet their financial obligations (e.g. where a customer loses a key client or contract)
-	The borrower has regularly and persistently missed/delayed payments but where the account has been maintained below three months past due
-	The customer loan is due to mature within six months and where the prospects of achieving a refinancing are considered low.

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

The allowance for IBNO losses is determined on a portfolio basis using the following factors:

-	Historical loss experience in portfolios of similar credit risk characteristics (for example, by product)
-	The estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below)
-	Management’s judgement as to whether current economic and credit conditions are such that the actual level of incurred inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

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

Retail assets

Mortgages

The main types of forbearance offered are capitalisation, a term extension or an interest only concession, subject to customer negotiation and vetting. These accounts are reported in arrears until the arrears are capitalised, at which point the accounts will be transferred to the ‘performing’ category. However, accounts which were classified as ‘non-performing’ at the point forbearance is agreed continue to be reported as ‘non-performing’ until the payments received post forbearance equate to the amount of arrears outstanding at the point of forbearance. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status.

The impairment loss allowances on these accounts are calculated in the same manner as on any other account, using the Santander UK group’s collective assessment methodology. In making a collective assessment for impairment, accounts are grouped according to their credit risk characteristics. For each category of loans, accounts are individually assigned a loss propensity based on a defined behavioural scorecard which reflects any history of forbearance. The loss propensity applied in the collective assessment calculation is higher for forborne accounts than for other performing loans reflecting the higher risk of default attached to these accounts.

Unsecured personal loans (UPLs)

The main type of forbearance offered is reduced repayment arrangements. Where accounts undergoing forbearance are in arrears, these continue to be reported in the delinquency cycle, until all arrears are capitalised or paid up, at which point the accounts will be transferred to the ‘performing’ category. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status. Where the accounts reside in the ‘performing’ category as a result of forbearance, the impairment allowance requirements are based on default probability that take account of the higher inherent risk in the forborne asset relative to other performing assets.

Other unsecured (credit cards and overdrafts)

The main type of forbearance offered is reduced repayment arrangements. Reduced payment arrangements are treated for impairment purposes in the same way as UPLs above.

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

Annual Report 2015

Financial review

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

c) Available-for-sale financial assets

The Santander UK group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the criteria for loans and advances and loans and receivables securities set out above, the assessment involves reviewing the financial circumstances (including creditworthiness) and future prospects of the issuer, assessing the future cash flows expected to be realised and, in the case of equity shares, considering whether there has been a significant or prolonged decline in the fair value of the security below its cost. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement. For impaired debt instruments, further impairment losses are recognised where there has been a further negative impact on expected future cash flows.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.

If, in a subsequent period, the fair value of an equity instrument classified as available-for-sale increases, all such increases in the fair value are treated as a revaluation, and are recognised in other comprehensive income. Impairment losses recognised on equity instruments are not reversed through the income statement.

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

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Current taxes associated with the repurchase of equity instruments are reported directly in equity.

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

Deferred tax relating to actuarial gains and losses on defined benefits is recognised in other comprehensive income. Deferred tax relating to fair value re-measurements of available-for sale investments and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

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

Balances with central banks represent amounts held at the Bank of England and the US Federal Reserve as part of the Santander UK group’s liquidity management activities. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England.

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

Provision is made for irrevocable loan commitments, other than those classified as held for trading, within impairment loss allowances if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced.

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

Annual Report 2015

Financial review

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

Valuation of financial instruments and goodwill impairment are no longer considered to be significant management judgements. In respect of financial instruments held at fair value, valuation techniques have remained constant and there would need to be a significant change in the input to fair value adjustments to cause a material misstatement. In respect of goodwill impairment, management expects the underlying businesses to which the goodwill relates to remain profitable and does not believe that the effect of changes in assumptions to those that are reasonably possible would have a material impact on the Santander UK group’s future financial results and financial condition.

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

At 31 December 2015, impairment allowances held against loans and advances to customers totalled £1,157m (2014: £1,439m, 2013: £1,555m). The net impairment loss (i.e. after recoveries) for loans and advances to customers recognised in 2015 was £66m (2014: £258m, 2013: £475m). In calculating impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio taking account of the uncertainty relating to economic conditions. For retail lending, the range was based on different management assumptions as to loss propensity and loss ratio relative to historic experience. For corporate lending, the range reflects different realisation assumptions in respect of collateral held.

If management had used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if management’s conclusions were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances could have decreased by £221m (2014: £471m, 2013: £325m), with a consequential increase in profit before tax, or increased by £167m (2014: £212m, 2013: £135m), with a consequential decrease in profit before tax.

During the year, management enhanced the models that are used to calculate the mortgage provision. These changes, which are discussed on page 65 of the Risk review, significantly reduced the number and scale of model overlays that were required when applying the old models. There was no significant change to the mortgage provision under the new models as compared to the adjusted old models.

b) Provision for conduct remediation

The provision charge for conduct remediation relating to past activities and products sold recognised in 2015 was a charge of £500m (2014: charge of £140m, 2013: credit of £45m) before tax. The balance sheet provision amounted to £637m (2014: £291m, 2013: £387m). Detailed disclosures on the provision for conduct remediation can be found in Note 33.

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

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 33.

c) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 34 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

The defined benefit pension schemes which were in a net asset position had a surplus of £556m (2014: surplus of £315m) and the defined benefit pension schemes which were in a net liability position had a deficit of £110m (2014: deficit of £199m).

Accounting for defined benefit pension schemes requires management to make assumptions, principally about mortality, but also about price inflation, discount rates, pension increases, and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

Detailed disclosures on the current year service cost and deficit, including sensitivities and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can be found in Note 34.

222  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

2. SEGMENTS

The principal activity of the Santander UK group is financial services. The Santander UK group’s business is managed and reported on the basis of the following segments:

-	Retail Banking
-	Commercial Banking
-	Global Corporate Banking (formerly known as Corporate & Institutional Banking)
-	Corporate Centre.

As part of a rebrand across the Banco Santander group, Corporate & Institutional Banking (the UK segment of Santander Global Banking & Markets) has been branded as Global Corporate Banking, to reflect the build out of a corporate client franchise, and the refinement of the customer centred strategy.

The internal UK transfer pricing mechanism used to calculate the cost and risks associated with funding and liquidity in each business segment was refined in the fourth quarter of 2015 for Retail Banking and Corporate Centre to reflect the current market environment and rates. The segmental analyses for Retail Banking and Corporate Centre have been adjusted to reflect these changes for prior years.

The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Santander UK group has four segments:

-	Retail Banking offers a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners), through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards (excluding the co-branded cards business) and personal loans as well as insurance policies.

-	Commercial Banking offers a wide range of products and financial services to customers through a network of regional CBCs and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission, trade finance and asset finance. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

-	Global Corporate Banking services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management).

-	Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value. In addition, the co-brand credit cards business sold in 2013 was managed in Corporate Centre prior to its sale and presented as discontinued operations.

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

Annual Report 2015

Financial statements

2015	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	2,985	460	72	58	3,575
Non-interest income	521	109	307	61	998
Total operating income	3,506	569	379	119	4,573
Operating expenses before impairment losses, provisions and (charges/(releases)	(1,783)	(332)	(287)	2	(2,400)
Impairment (losses)/releases on loans and advances	(76)	(39)	13	36	(66)
Provisions for other liabilities and (charges)/releases	(727)	(24)	(14)	3	(762)
Total operating impairment losses, provisions and (charges)/releases	(803)	(63)	(1)	39	(828)
Profit from continuing operations before tax	920	174	91	160	1,345

Revenue from external customers	4,435	720	437	(1,019)	4,573
Inter-segment revenue	(929)	(151)	(58)	1,138	-
Total operating income	3,506	569	379	119	4,573

Customer loans	164,830	20,943	5,470	7,391	198,634
Total assets(1)	171,847	20,943	36,593	52,023	281,406
Customer deposits	137,332	18,102	3,013	3,808	162,255
Total liabilities	140,131	18,102	32,290	75,224	265,747

Average number of staff(2)	17,495	2,005	898	7	20,405

2014
Net interest income	2,947	373	75	39	3,434
Non-interest income	560	89	300	87	1,036
Total operating income	3,507	462	375	126	4,470
Operating expenses before impairment losses, provisions and charges	(1,753)	(297)	(260)	(87)	(2,397)
Impairment (losses)/releases on loans and advances	(187)	(92)	4	17	(258)
Provisions for other liabilities and charges	(395)	(12)	(9)	-	(416)
Total operating impairment losses, provisions and (charges)/releases	(582)	(104)	(5)	17	(674)
Profit from continuing operations before tax	1,172	61	110	56	1,399

Revenue from external customers	4,537	620	432	(1,119)	4,470
Inter-segment revenue	(1,030)	(158)	(57)	1,245	-
Total operating income	3,507	462	375	126	4,470

Customer loans	158,515	18,637	5,224	8,276	190,652
Total assets(1)	163,430	18,637	38,301	55,609	275,977
Customer deposits	129,584	15,327	2,325	5,174	152,410
Total liabilities	132,541	15,327	36,359	77,557	261,784

Average number of staff(2)	17,682	1,849	724	8	20,263

2013
Net interest income/(expense)	2,663	284	65	(49)	2,963
Non-interest income	599	91	302	74	1,066
Total operating income	3,262	375	367	25	4,029
Operating expenses before impairment losses, provisions and charges	(1,750)	(258)	(186)	(1)	(2,195)
Impairment losses on loans and advances	(359)	(107)	-	(9)	(475)
Provisions for other liabilities and charges	(226)	(17)	(7)	-	(250)
Total operating impairment losses, provisions and charges	(585)	(124)	(7)	(9)	(725)
Profit/(loss) from continuing operations before tax	927	(7)	174	15	1,109
Loss from discontinued operations after tax	-	-	-	(8)	(8)

Revenue from external customers	4,488	487	408	(1,354)	4,029
Inter-segment revenue	(1,226)	(112)	(41)	1,379	-
Total operating income	3,262	375	367	25	4,029

Customer loans	155,613	16,933	5,142	9,360	187,048
Total assets(1)	160,512	16,934	37,851	54,989	270,286
Customer deposits	123,189	13,788	2,637	6,830	146,444
Total liabilities	128,106	13,838	35,797	79,955	257,696

Average number of staff(2)	17,779	1,587	692	8	20,066
(1)	Includes customer loans, net of impairment loss allowances.
(2)	Full-time equivalents.

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Geographical information

Geographical analysis of total operating income:	2015 £m	2014 £m	2013 £m
United Kingdom	4,561	4,437	3,988
Other	12	33	41
	4,573	4,470	4,029

Geographical analysis of total assets other than financial instruments, current and deferred tax assets, post-employment benefit assets and other assets (excluding prepayments):		2015 £m	2014 £m
United Kingdom		3,963	3,913
Other		-	3
		3,963	3,916

224  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

3. NET INTEREST INCOME

	Group
	2015 £m	2014 £m	2013 £m
Interest and similar income:
Loans and advances to banks	115	141	150
Loans and advances to customers	6,491	6,548	6,940
Other interest-earning financial assets	89	108	80
Total interest and similar income	6,695	6,797	7,170
Interest expense and similar charges:
Deposits by banks	(63)	(81)	(188)
Deposits by customers	(1,979)	(2,072)	(2,658)
Debt securities in issue	(926)	(1,032)	(1,230)
Subordinated liabilities	(138)	(151)	(106)
Other interest-bearing financial liabilities	(14)	(27)	(25)
Total interest expense and similar charges	(3,120)	(3,363)	(4,207)
Net interest income	3,575	3,434	2,963

Interest and similar income includes £81m (2014: £103m, 2013: £115m) on impaired loans.

4. NET FEE AND COMMISSION INCOME

	Group
	2015 £m	2014 £m	2013 £m
Fee and commission income:
Retail and corporate products	1,043	1,021	966
Insurance products	72	74	92
Total fee and commission income	1,115	1,095	1,058
Fee and commission expense:
Other fees paid	(400)	(356)	(300)
Total fee and commission expense	(400)	(356)	(300)
Net fee and commission income	715	739	758

5. NET TRADING AND OTHER INCOME

	Group
	2015 £m	2014 £m	2013 £m
Net trading and funding of other items by the trading book	252	310	247
Net income from operating lease assets	46	42	42
Net gains on assets designated at fair value through profit or loss	33	267	43
Net losses on liabilities designated at fair value through profit or loss	(65)	(123)	(139)
Net gains/(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	26	(203)	155
Net share of profit from associates and joint ventures	10	6	4
Net profit on sale of available-for-sale assets	2	4	46
Net (losses)/gains on sale of property, plant and equipment and intangible fixed assets	(4)	2	(2)
Hedge ineffectiveness and other	(17)	(8)	(121)
Profit on repurchase of debt issuance	-	-	33
	283	297	308

‘Net trading and funding of other items by the trading book’ includes fair value losses of £5m (2014: £22m, 2013: £58m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £7m (2014: £24m, 2013: £59m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £2m (2014: £2m, 2013: £1m).

In June 2015, as part of a capital management exercise, Santander UK plc purchased certain of its debt instruments pursuant to a tender offer. This had no significant impact on the income statement. A similar capital management exercise was carried out in 2013, generating a pre-tax gain of £33m.

Annual Report 2015

Financial statements

6. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

			Group
	2015 £m	2014 £m	2013 £m
Staff costs:
Wages and salaries	723	689	631
Performance-related payments: - cash	142	147	124
- shares	21	22	16
Social security costs	92	90	78
Pensions costs: - defined contribution plans	50	52	38
- defined benefit plans:
- past service credit	2	(230)	-
- other	27	26	29
Other share-based payments	(5)	6	5
Other personnel costs	63	58	57
	1,115	860	978
Other administration expenses:
Information technology expenses	351	430	418
Property, plant and equipment expenses	176	189	177
Other	463	436	374
	2,105	1,915	1,947
Depreciation, amortisation and impairment:
Depreciation and impairment of property, plant and equipment	254	221	198
Amortisation and impairment of intangible assets	41	261	50
	295	482	248
	2,400	2,397	2,195

In 2014, a net gain of £218m arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement, as set out in Note 34. The net gain comprised a past service credit of £230m, partially offset by a one-off contribution to the defined contribution scheme for affected members of £10m, both classified in pensions costs, and implementation costs of £2m classified in other administration expenses.

‘Performance-related payments – shares’ consist of bonuses paid in the form of shares and awards granted under the Long-Term Incentive Plan, as described in Note 40. Included in ’performance-related payments – shares’ is £21m (2014: £22m, 2013: £16m) which arose from equity-settled share-based payments, none of which related to option-based schemes. ’Other share-based payments’ consist of options granted under the Employee Sharesave scheme, as described in Note 40, which comprise the Santander UK group’s cash-settled share-based payments.

Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2015			Costs expected to be recognised in 2016 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	4	12	16	8	7	15
Shares	5	7	12	11	6	17
	9	19	28	19	13	32

The following table shows the amount of bonus awarded to employees for the performance year 2015. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Cash award - not deferred	126	133	-	-	126	133
- deferred	16	14	15	18	31	32
Shares award - not deferred	9	11	-	-	9	11
- deferred	12	11	17	15	29	26
Total discretionary bonus	163	169	32	33	195	202

There was no impairment in 2015 and 2013. In 2014, amortisation and impairment of intangible assets included £206m in respect of the impairment of software, as set out in Note 22.

226  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

7. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2015 £m	2014 £m	2013 £m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	3.6	3.5	3.4
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
- The audit of the Santander UK group’s subsidiaries	1.8	1.8	1.7
Total audit fees	5.4	5.3	5.1
Non-audit fees:
Audit-related services	2.7	2.5	2.5
Other taxation advisory services	0.2	0.3	0.3
Other services	1.7	1.2	0.8
Total non-audit fees	4.6	4.0	3.6

Audit-related services relate to services performed in connection with the statutory and regulatory filings of the Company and its associates. Of this category £1.2m (2014: £1.3m, 2013: £1.3m) accords with the definition of ‘Audit fees’ per US Securities and Exchange Commission (SEC) guidance. The remaining £1.5 m (2014: £1.2m, 2013: £1.2m) accords with the definition of ‘Audit related fees’ per that guidance and relates to services performed in connection with securitization, debt issuance and related work and reporting to prudential and conduct regulators which is in accordance with the definition ‘Audit related fees’ per SEC guidance. Taxation compliance services accord with the SEC definition of ‘Tax fees’ and relate to compliance services performed in respect of Foreign Account Tax Compliance Act (FATCA) and other similar tax compliance services. Other services accord with the SEC definition of ‘All other fees’ and include services performed in respect of Santander UK’s preparation for MiFiDII and IFRS 9 implementation. 2014 included services in relation to the ECB’s asset quality review.

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

8. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2015 £m	2014 £m	2013 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 16)	156	369	576
- loans and advances to banks (Note 15)	-	-	-
- loans and receivables securities (Note 19)	-	-	-
Recoveries of loans and advances (Note 16)	(90)	(111)	(101)
	66	258	475
Impairment losses on available-for-sale financial assets (Note 20)	-	-	-
Provisions for other liabilities and charges: (Note 33)
- New and increased allowances	762	416	295
- Provisions released	-	-	(45)
	762	416	250
Total impairment losses and provisions charged to the income statement	828	674	725

Annual Report 2015

Financial statements

9. TAXATION

	Group
Grio	2015 £m	2014 £m	2013 £m
Current tax:
UK corporation tax on profit for the year	346	273	143
Adjustments in respect of prior years	(16)	(16)	(70)
Total current tax	330	257	73
Deferred tax:
Origination and reversal of temporary differences	45	41	113
Change in rate of UK corporation tax	9	(4)	(15)
Adjustments in respect of prior years	(3)	(5)	40
Total deferred tax	51	32	138
Tax on profit from continuing operations	381	289	211

UK corporation tax is calculated at 20.25% (2014: 21.5%, 2013: 23.25%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 21% to 20% with effect from 1 April 2015. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The Finance Act 2013, which provides for a reduction in the main rate of UK corporation tax to 21% effective from 1 April 2014 and 20% effective from 1 April 2015 was enacted on 17 July 2013. As the changes in rates were substantively enacted prior to 31 December 2014, they have been reflected in the balance sheet position at 31 December 2014. The Finance (No.2) Act 2015 introduces further reductions in the corporation tax rate from 20% to 19% by 2017 and to 18% by 2020. In addition, an 8% surcharge will apply to banking companies from 1 January 2016 and there will be a reduction in the rate of the UK Bank Levy applicable in future periods. These changes were substantively enacted on 26 October 2015. As these changes were substantively enacted prior to 31 December 2015, the effects are included in the deferred tax balances at 31 December 2015.

The effective tax rate for 2015, based on profit before tax, was 28.3% (2014: 20.7%, 2013: 19.0%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2015 £m	2014 £m	2013 £m
Profit from continuing operations before tax	1,345	1,399	1,109
Tax calculated at a tax rate of 20.25% (2014: 21.5%, 2013: 23.25%)	272	301	258
Non-deductible preference dividends paid	6	7	7
Non-deductible UK Bank Levy	20	16	14
Non-deductible conduct remediation	90	-	-
Other non-equalised items	8	(6)	(17)
Effect of non-UK profits and losses	(1)	(1)	(3)
Utilisation of capital losses for which credit was not previously recognised	(4)	(3)	(3)
Effect of change in tax rate on deferred tax provision	9	(4)	(15)
Adjustment to prior year provisions	(19)	(21)	(30)
Tax charge	381	289	211

In addition to the corporation tax expense charged to profit or loss, tax of £97m (2014: £132m, 2013: £151m) has been charged in other comprehensive income in the year, as follows:

		Group
2015		Before tax amount £m	Total tax £m	After tax amount £m
Remeasurement of defined benefit pension obligations		319	(89)	230
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	14	6	20
	- Losses transferred to profit or loss	42	(8)	34

Movements in cash flow hedge:	- Losses due to changes in fair value	(307)	56	(251)
	- Losses transferred to profit or loss	305	(62)	243
Exchange differences on translation of foreign operations		(5)	-	(5)
Other comprehensive income		368	(97)	271

2014
Remeasurement of defined benefit pension obligations		132	(27)	105
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	235	(51)	184
	- Gains transferred to profit or loss	(208)	45	(163)

Movements in cash flow hedge:	- Gains due to changes in fair value	44	(9)	35
	- Losses transferred to profit or loss	427	(90)	337
Exchange differences on translation of foreign operations		(4)	-	(4)
Other comprehensive income		626	(132)	494

2013
Remeasurement of defined benefit pension obligations		(564)	113	(451)
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	15	(4)	11
	- Losses transferred to profit or loss	(46)	11	(35)

Movements in cash flow hedge:	- Losses due to changes in fair value	(207)	46	(161)
	- Losses transferred to profit or loss	66	(15)	51
Other comprehensive income		(736)	151	(585)

The total tax charge included above for 2015 includes £13m in respect of the impact of changes in the UK corporation tax rate.

228  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

Current tax assets and liabilities

Movements on current tax assets and liabilities during the year were as follows:

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Assets	-	114	208	423
Liabilities	(69)	(4)	-	-
At 1 January	(69)	110	208	423
Income statement	(330)	(257)	(175)	(248)
Other comprehensive income	10	(78)	10	(6)
Corporate income tax paid	419	149	132	59
Other movements	18	7	23	(20)
	48	(69)	198	208
Assets	49	-	198	208
Liabilities	(1)	(69)	-	-
At 31 December	48	(69)	198	208

The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters through this engagement and as a result litigation proceedings commenced in 2014 in relation to a small number of remaining issues. The litigation was concluded during 2015. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax subject to dispute as part of this litigation had been made through the tax charge in previous years.

Further information about deferred tax is presented in Note 24.

10. DISCONTINUED OPERATIONS

Santander UK plc sold its co-brand credit cards business in 2013. The loss from discontinued operations after tax of £8m in 2013 comprised the profit before tax of the discontinued operations of £nil, a loss on sale before tax of £10m, and a tax credit of £2m.

11. DIVIDENDS

a) Ordinary share capital

Dividends on ordinary shares declared during the year were as follows:

	Group and Company			Group and Company
	2015 Pence per share	2014 Pence per share	2013 Pence per share	2015 £m	2014 £m	2013 £m
In respect of current year – first interim	1.05	0.76	0.69	325	237	215
– second interim	0.33	0.81	0.68	102	250	210
	1.38	1.57	1.37	427	487	425

b) Other equity instruments

The annual dividend of £21m (2014: £21m, 2013: £21m) on the Step-Up Callable Perpetual Reserve Capital Instruments was paid on 14 February 2015; the annual dividend of £0.4m (2014: £0.4m, 2013: £17m) on the £300m Step-up Callable Perpetual Preferred Securities was paid on 22 March 2015; and the annual dividend of £2m (2014: £19m, 2013: £19m) on the £300m fixed/floating rate non-cumulative callable preference shares was paid on 24 May 2015.

The quarterly dividends of £24m, £8m, £8m and £8m (2014: £nil) on the £500m Perpetual Capital Securities were declared and paid on 24 March, 24 June, 24 September and 24 December 2015, respectively; the quarterly dividends of £7m, £6m, £6m, and £6m, (2014: £nil) on the £300m Perpetual Capital Securities were declared paid on 24 March, 24 June 2015, 24 September and 24 December 2015 respectively and the quarterly dividend of £16m and £14m (2014: £nil) on the £750m Perpetual Capital Securities was paid on 24 September and 24 December 2015 respectively.

Annual Report 2015

Financial statements

12. TRADING ASSETS

	Group
	2015 £m	2014 £m
Loans and advances to banks - securities purchased under resale agreements	992	785
- other(1)	4,441	5,151
Loans and advances to customers - securities purchased under resale agreements	4,352	2,200
- other(1)	1,608	807
Debt securities	5,462	7,981
Equity securities	7,106	4,776
	23,961	21,700
(1)	Total ‘other’ comprises short-term loans of £665m (2014: £816m) and cash collateral of £5,384m (2014: £5,142m).

Debt securities can be analysed by type of issuer as follows:

	Group
	2015 £m	2014 £m
Issued by public bodies:
- Government securities	4,494	7,002
Issued by other issuers:
- Fixed and floating rate notes(1): - Government guaranteed	968	979
	5,462	7,981
(1)	The FRNs are rated 43% AA+ and 57% AA- (2014: 43% AA+, and 57% AA-).

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2015 £m	2014 £m
Debt securities:
- Listed in the UK	966	1,315
- Listed elsewhere	1,818	1,906
- Unlisted(1)	2,678	4,760
	5,462	7,981
Equity securities:
- Listed in the UK	3,144	3,169
- Listed elsewhere	3,962	1,607
	7,106	4,776
(1)	These largely represent Japanese Treasury bonds for which there is no financial listing.

At 31 December 2015 and 2014, the Company had no trading assets. Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £126m (2014: £48m) and £91m (2014: £73m) respectively.

230  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

13. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives

The Santander UK group transacts derivatives for four primary purposes:

-	To create risk management solutions for customers
-	To manage the portfolio risks arising from customer business
-	To manage and hedge the Santander UK group’s own risks
-	To generate profits through sales activities.

Under IAS 39, all derivatives are classified as ‘held for trading’ (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

-	Those used in sales activities
-	Those used for risk management purposes but, for various reasons, either the Santander UK group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:
-	Non-qualifying hedging derivatives (economic hedges), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility
-	Derivatives managed in conjunction with financial instruments designated at fair value (the fair value option). The fair value option is described more fully in the Accounting Policy ‘Financial assets’ and Notes 14 and 29. The Santander UK group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the Santander UK group associated with complying with the detailed hedge accounting requirements of IAS 39
-	Derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness
-	Derivative contracts that represent the closing-out of existing positions through the use of matching deals.

The following table summarises the activities undertaken, the related risks associated with such activities and the types of derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of derivative
Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.
Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.
Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.
Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.
Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.
Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.
Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default swaps and total return swaps.
Borrowing funds in foreign currencies.	Sensitivity to changes in foreign exchange rates.	Cross currency swaps.
Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.
Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.
Management of the cost of offering sharesave schemes to employees.	Reduced profitability due to increases in the Banco Santander SA share price.	Equity options and equity forwards.
(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

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

Annual Report 2015

Financial statements

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

Commercial Banking and Global Corporate Banking deal with customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Global Corporate Banking. Global Corporate Banking is responsible for implementing Santander UK group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

-	Marketing derivatives to end users and hedging the resulting exposures efficiently
-	The management of trading exposure reflected on the Santander UK group’s balance sheet.

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

The contract/notional amounts of derivatives in the tables below indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures.

					Group
	2015			2014
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	124,025	3,907	4,364	113,977	2,227	3,077
- Foreign exchange swaps, options and forwards	37,879	358	572	44,786	1,097	542
	161,904	4,265	4,936	158,763	3,324	3,619
Interest rate contracts:
- Interest rate swaps	579,985	10,828	10,584	589,182	12,782	12,341
- Caps, floors and swaptions	49,325	1,943	1,712	53,341	2,087	1,996
- Futures (exchange traded)	38,633	-	1	68,434	4	8
- Forward rate agreements	70,328	3	47	91,353	3	42
	738,271	12,774	12,344	802,310	14,876	14,387
Equity and credit contracts:
- Equity index swaps and similar products	19,547	1,377	1,621	26,667	1,859	2,451
- Equity index options (exchange traded)	17,742	88	2	10,681	149	1
- Credit default swaps and similar products	56	5	2	66	25	2
	37,345	1,470	1,625	37,414	2,033	2,454
Commodity contracts:
- Swaps	-	-	-	18	2	2
	-	-	-	18	2	2
Total derivatives held for trading	937,520	18,509	18,905	998,505	20,235	20,462

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	3,213	78	113	2,405	80	82
Interest rate contracts:
- Interest rate swaps	68,905	1,234	1,288	80,976	1,600	1,564
	72,118	1,312	1,401	83,381	1,680	1,646
Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	22,727	989	1,146	20,047	1,008	577
Interest rate contracts:
- Interest rate swaps	8,407	97	56	6,987	98	47
Equity derivative contracts:
- Equity derivatives	21	4	-	-	-	-
	31,155	1,090	1,202	27,034	1,106	624
Total derivatives held for hedging	103,273	2,402	2,603	110,415	2,786	2,270
Total derivatives	1,040,793	20,911	21,508	1,108,920	23,021	22,732

232  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

					Company
	2015			2014
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	6,301	966	1,340	2,239	804	771
- Foreign exchange swaps, options and forwards	2,550	40	39	2,451	37	38
	8,851	1,006	1,379	4,690	841	809
Interest rate contracts:
- Interest rate swaps	61,936	1,474	795	51,832	1,908	789
- Caps, floors and swaptions	1,930	4	13	1,328	5	13
- Futures (exchange traded)	-	-	-	-	-	8
	63,866	1,478	808	53,160	1,913	810
Equity and credit contracts:
- Equity index swaps and similar products	607	41	236	731	45	222
	607	41	236	731	45	222
Total derivatives held for trading	73,324	2,525	2,423	58,581	2,799	1,841

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	1,284	321	-	1,414	301	-
Interest rate contracts:
- Interest rate swaps	46,330	337	592	7,593	312	313
	47,614	658	592	9,007	613	313
Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	2,493	97	-	-	-	-
Interest rate contracts:
- Interest rate swaps	2,229	18	13	-	-	-
Equity derivative contracts:
- Equity derivatives	21	4	-	-	-	-
	4,743	119	13	-	-	-
Total derivatives held for hedging	52,357	777	605	9,007	613	313
Total derivatives	125,681	3,302	3,028	67,588	3,412	2,154

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £1,320m (2014: £2,063m) and £458m (2014: 475m), respectively, and amounts due to Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £1,502m (2014: £1,730m) and £427m (2014: £485m), respectively. The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 31 December 2015 amounted to £nil (2014: £nil) and £nil (2014: £nil) respectively, with collateral held exceeding the net position.

Derivative assets and liabilities are reported on a gross basis on the balance sheet unless there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Further information about offsetting is presented in Note 44.

In addition, in the ordinary course of business, the Santander UK group entered into long-term interest rate contracts as economic hedges with two investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2015 was £11m (2014: £18m). These long-term interest rate contracts are included within ‘derivatives held for trading - interest rate contracts’ shown above.

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
2015	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Traded over the counter £m	Traded on recognised exchanges £m	Traded over the counter £m
Exchange rate contracts	-	-	187,844	187,844	-	5,333	-	6,195
Interest rate contracts	38,633	529,471	247,479	815,583	-	14,105	1	13,687
Equity and credit contracts	17,742	-	19,624	37,366	88	1,385	2	1,623
Commodity contracts	-	-	-	-	-	-	-	-
	56,375	529,471	454,947	1,040,793	88	20,823	3	21,505

2014
Exchange rate contracts	-	-	181,215	181,215	-	4,412	-	4,278
Interest rate contracts	68,434	519,273	302,566	890,273	4	16,570	8	15,990
Equity and credit contracts	10,681	-	26,733	37,414	149	1,884	1	2,453
Commodity contracts	-	-	18	18	-	2	-	2
	79,115	519,273	510,532	1,108,920	153	22,868	9	22,723

Annual Report 2015

Financial statements

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

			Group			Company
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
Fair value hedging:
- Gains/(losses) on hedging instruments	(26)	(297)	(281)	14	(125)	(244)
- Gains/(losses) on hedged items attributable to hedged risks	87	379	350	(14)	118	299
Fair value hedging ineffectiveness	61	82	69	-	(7)	55
Cash flow hedging ineffectiveness	(81)	(94)	(176)	13	-	-
	(20)	(12)	(107)	13	(7)	55

Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following tables show when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

									Group

2015	Up to 1 year £m	1 - 2 years £m	2 - 3 years £m	3 - 4 years £m	4 - 5 years £m	5 - 10 years £m	10 - 20 years £m	20 - 30 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	303	354	355	335	285	696	213	149	2,690
Forecast payable cash flows	(4,260)	(3,446)	(2,308)	(3,158)	(3,936)	(6,321)	(493)	(358)	(24,280)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	307	357	350	330	273	675	211	148	2,651
Forecast payable cash flows	(4,249)	(3,438)	(2,278)	(3,134)	(3,914)	(6,234)	(488)	(353)	(24,088)

2014
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	201	235	258	229	192	456	60	-	1,631
Forecast payable cash flows	(2,169)	(3,319)	(1,854)	(2,034)	(2,844)	(6,324)	(332)	-	(18,876)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	183	235	258	229	192	456	60	-	1,613
Forecast payable cash flows	(2,018)	(3,312)	(1,854)	(2,034)	(2,844)	(6,324)	(332)	-	(18,718)

									Company

2015	Up to 1 year £m	1 - 2 years £m	2 - 3 years £m	3 - 4 years £m	4 - 5 years £m	5 - 10 years £m	10 - 20 years £m	20 - 30 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	42	50	57	61	62	241	165	149	827
Forecast payable cash flows	(716)	(72)	(89)	(72)	(897)	(592)	(190)	(358)	(2,986)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	42	51	57	61	62	240	165	148	826
Forecast payable cash flows	(716)	(72)	(89)	(71)	(893)	(582)	(189)	(353)	(2,965)

In 2014, the Company had no derivatives designated as cash flow hedges.

There was one cash flow hedge of equity price risk for which hedge accounting ceased during the year ended 31 December 2015 as a result of the cash flows no longer being expected to occur. There were no transactions for which cash flow hedge accounting had to be ceased during the year ended 31 December 2014 as a result of the highly probable cash flows no longer being expected to occur.

During the year, gains and losses transferred from the cash flow hedging reserve to net interest income were a net gain of £157m (2014: gain of £112m, 2013: gain of £47m) and to net trading and other income were a net loss of £462m (2014: loss of £539m, 2013: loss of £113m).

During the year, the Company transferred gains from the cash flow hedging reserve to net interest income of £5m (2014: £nil) and to net trading and other income of £76m (2014: £nil).

234  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

14. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Loans and advances to customers	1,891	2,259	-	-
Debt securities	507	622	60	83
	2,398	2,881	60	83

The following assets have been designated at fair value through profit or loss:

-	Loans and advances to customers, representing loans to housing associations secured on residential property of £1,453m (2014: £1,826m) and other loans of £438m (2014: £433m):
-	Loans to housing associations secured on residential property of £1,453m (2014: £1,826m) which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.
-	Other loans of £438m (2014: £433m), representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.
-	Debt securities, representing holdings of asset-backed securities of £271m (2014: £360m) and other debt securities of £236m (2014: £262m):
-	Mortgage-backed securities of £209m (2014: £226m), other asset-backed securities of £62m (2014: £78m), and other debt securities of £236m (2014: £262m) principally representing reversionary UK property securities. These securities are managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.
-	Other asset-backed securities of £nil (2014: £56m) which were issued by Banco Santander entities in Spain. At the date of their acquisition, they were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management.

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £nil (2014: £nil) and £nil (2014: £54m) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the Santander UK group having a charge over the residential properties in respect of lending to housing associations. See ‘Maximum exposure and net exposure to credit risk’ in the ‘Credit risk review’ section of the Risk review.

The net gain during the year attributable to changes in credit risk for loans and advances designated at fair value was £39m (2014: net gain of £10m, 2013: net loss of £98m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2015 was £209m (2014: cumulative net loss of £248m).

Debt securities can be analysed by type of issuer as follows:

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Mortgage-backed securities	209	226	-	-
Other asset-backed securities	62	134	30	42
	271	360	30	42
Other securities	236	262	30	41
	507	622	60	83

Debt securities can be analysed by listing status as follows:

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Listed in the UK	263	302	60	83
Listed elsewhere	31	92	-	-
Unlisted(1)	213	228	-	-
	507	622	60	83
(1)	Includes Social Housing.

Annual Report 2015

Financial statements

15. LOANS AND ADVANCES TO BANKS

		Group	Company
	2015 £m	2014 £m	2015 £m	2014 £m
Placements with other banks - securities purchased under resale agreements	1,247	273	-	-
- other	2,293	1,781	1,330	561
Amounts due from Banco Santander - other	8	3	-	-
Amounts due from Santander UK group undertakings - securities purchased under resale agreements	-	-	-	972
- other	-	-	17,632	4,540
	3,548	2,057	18,962	6,073

In 2015, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 and is still ongoing, to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

During the years ended 31 December 2015, 2014 and 2013 no impairment losses were incurred.

Loans and advances to banks are repayable as follows:

		Group	Company
Repayable:	2015 £m	2014 £m	2015 £m	2014 £m
On demand	1,561	734	5,608	2,767
In not more than 3 months	171	360	8,073	1,447
In more than 3 months but not more than 1 year	33	73	3,513	362
In more than 1 year but not more than 5 years	1,284	266	1,150	982
In more than 5 years	499	624	618	515
	3,548	2,057	18,962	6,073
Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2015 £m	2014 £m
UK	1,984	1,311
Spain	11	7
Rest of Europe	42	40
US	534	644
Rest of world	977	55
	3,548	2,057

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

		Group
Credit rating(1)	2015 £m	2014 £m
AAA	-	9
AA	414	68
AA-	1,049	252
A+	706	4
A	1,239	1,353
A-	65	289
BBB	75	78
BB+	-	4
	3,548	2,057
(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

236  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

16. LOANS AND ADVANCES TO CUSTOMERS

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Advances secured on residential properties	153,261	150,440	153,255	150,431
Corporate loans	31,910	30,003	15,603	14,730
Finance leases	6,306	2,639	-	-
Secured advances	13	15	-	-
Other unsecured loans	6,343	6,236	6,153	5,502
Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1,367	797	10	10
Amounts due from Santander UK Group Holdings plc	2	-	2	-
Amounts due from subsidiaries	-	-	7,759	944
Loans and advances to customers	199,202	190,130	182,782	171,617
Less: impairment loss allowances	(1,157)	(1,439)	(1,174)	(1,406)
Loans and advances to customers, net of impairment loss allowances	198,045	188,691	181,608	170,211

Repayable:
On demand	1,243	925	1,096	939
In no more than 3 months	4,684	2,800	3,810	1,662
In more than 3 months but not more than 1 year	5,687	4,234	4,823	2,325
In more than 1 year but not more than 5 years	28,783	26,031	21,262	17,643
In more than 5 years	158,805	156,140	151,791	149,048
Loans and advances to customers	199,202	190,130	182,782	171,617
Less: impairment loss allowances	(1,157)	(1,439)	(1,174)	(1,406)
Loans and advances to customers, net of impairment loss allowances	198,045	188,691	181,608	170,211

Movement in impairment loss allowances:

					Group
2015	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January 2015:
- Observed
- Individual	27	354	-	-	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687
	579	558	54	248	1,439
Charge/(release) to the income statement:
- Observed
- Individual	(1)	39	-	-	38
- Collective	(56)	(15)	12	248	189
- Incurred but not yet observed	(66)	(30)	8	17	(71)
	(123)	(6)	20	265	156
Write offs and other items(1)	(32)	(157)	(5)	(244)	(438)
At 31 December 2015:
- Observed
- Individual	26	237	-	-	263
- Collective	133	45	12	78	268
- Incurred but not yet observed	265	113	57	191	626
	424	395	69	269	1,157

2014
At 1 January 2014:
- Observed
- Individual	39	388	-	-	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682
	593	633	44	285	1,555
Charge/(release) to the income statement:
- Observed
- Individual	(12)	116	-	-	104
- Collective	13	(36)	6	277	260
- Incurred but not yet observed	41	(5)	11	(42)	5
	42	75	17	235	369
Write offs and other items(1)	(56)	(150)	(7)	(272)	(485)
At 31 December 2014:
- Observed
- Individual	27	354	-	-	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687
	579	558	54	248	1,439

Annual Report 2015

Financial statements

					Group
2013	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January 2013:
- Observed
- Individual	58	624	-	11	693
- Collective	241	110	6	135	492
- Incurred but not yet observed	253	162	34	168	617
	552	896	40	314	1,802
Charge/(release) to the income statement:
- Observed
- Individual	(19)	146	-	(11)	116
- Collective	112	(16)	12	327	435
- Incurred but not yet observed	37	(11)	2	(3)	25
	130	119	14	313	576
Write offs and other items(1)	(89)	(382)	(10)	(342)	(823)
At 31 December 2013:
- Observed
- Individual	39	388	-	-	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682
	593	633	44	285	1,555
(1)	Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1. Mortgage write-offs including this effect were £40m (2014: £68m).

Loans and advances to customers have the following interest rate structures:

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Fixed rate	104,501	95,454	96,472	87,992
Variable rate	94,701	94,676	86,310	83,625
Less: impairment loss allowances	(1,157)	(1,439)	(1,174)	(1,406)
	198,045	188,691	181,608	170,211

					Company
	Loans secured on residential property £m	Amounts due from subsidiaries £m	Corporate Loans £m	Other unsecured advances £m	Total £m
At 1 January 2015	579	232	388	207	1,406
Charge to the income statement	(122)	-	33	191	102
Write offs and other items	(31)	-	(100)	(203)	(334)
At 31 December 2015	426	232	321	195	1,174

At 1 January 2014	593	232	402	162	1,389
Charge to the income statement	42	-	92	213	347
Write offs and other items	(56)	-	(106)	(168)	(330)
At 31 December 2014	579	232	388	207	1,406

At 1 January 2013	551	232	347	185	1,315
Charge to the income statement	131	-	222	241	594
Write offs and other items	(89)	-	(167)	(264)	(520)
At 31 December 2013	593	232	402	162	1,389

Recoveries:

					Group
	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
2015	2	3	2	83	90
2014	3	4	2	102	111
2013	4	8	2	87	101

238  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
Gross investment:	2015 £m	2014 £m
Within 1 year	3,264	1,190
Between 1-5 years	3,405	1,591
In more than 5 years	253	277
	6,922	3,058
Less: unearned future finance income	(616)	(419)
Net investment	6,306	2,639

The net investment in finance leases and hire purchase contracts represents amounts recoverable as follows:

	Group
	2015 £m	2014 £m
Within 1 year	2,937	1,056
Between 1-5 years	3,191	1,403
In more than 5 years	178	180
	6,306	2,639

At 31 December 2015 and 2014, the Company had no finance lease and hire purchase contract receivables. The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £38m (2014: £47m) of unguaranteed residual value at the end of the current lease terms, which is expected to be recovered through re-letting or sale. Contingent rent income of £4m (2014: £5m, 2013: £11m) was earned during the year, which was classified in ‘Interest and similar income’.

Finance lease receivable balances are secured over the asset leased. The Santander UK group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Included within loans and advances to customers are advances assigned to bankruptcy remote structured entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and asset or mortgage backed securities made by the Santander UK group. See Note 17 for further details.

Annual Report 2015

Financial statements

17. SECURITISATIONS AND COVERED BONDS

The Santander UK group uses structured entities to securitise some of the mortgage and other loans to customers that it originated. The Santander UK group also issues covered bonds, which are guaranteed by a pool of the Santander UK group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to be used as collateral for raising funds via third party bilateral secured funding transactions or for creating collateral which could in the future be used for liquidity purposes. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium term funding; this has allowed the Santander UK group to further diversify its medium term funding investor base. The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2015 and 2014 are listed below. The related notes in issue are set out in Note 30.

Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, structured entities or Abbey Covered Bonds LLP, and have been funded primarily through the issue of mortgage-backed securities, other asset-backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The structured entities and Abbey Covered Bonds LLP are consolidated as subsidiaries. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the structured entities.

a) Securitisations

The balances of loans and advances to customers subject to securitisation at 31 December 2015 and 2014 under the structures described below were:

	2015	2014
	Gross assets securitised £m	Gross assets securitised £m
Master Trust Structures:
- Holmes	7,045	9,088
- Fosse	8,902	11,195
- Langton	6,683	8,127
Other securitisation structures:
- Motor	1,069	1,151
- Auto ABS UK Loans	1,138	-
	24,837	29,561

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

Holmes

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2015 and 2014 were:

				2015			2014
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Holmes Master Issuer plc – 2010/1	12 November 2010	1,199	674	601	1,425	875	601
Holmes Master Issuer plc – 2011/1	9 February 2011	809	409	451	1,064	652	451
Holmes Master Issuer plc – 2011/3	21 September 2011	599	637	-	1,288	1,335	-
Holmes Master Issuer plc – 2012/1	24 January 2012	778	216	612	1,670	1,119	612
Holmes Master Issuer plc – 2012/2	17 April 2012	960	845	176	947	805	176
Holmes Master Issuer plc – 2012/3	7 June 2012	606	645	-	618	640	-
Holmes Master Issuer plc – 2012/4	24 August 2012	-	-	-	385	218	181
Holmes Master Issuer plc – 2013/1	30 May 2013	443	386	85	579	500	100
Beneficial interest in mortgages held by Holmes Trustees Ltd		1,651	-	-	1,112	-	-
		7,045	3,812	1,925	9,088	6,144	2,121
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			3,812			6,144

240  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

Using a master trust structure, Santander UK plc has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Santander UK plc and Holmes Funding Limited. Proceeds from notes issued to third party investors or the Santander UK group by structured entities under the Holmes master trust structure have been loaned to Holmes Funding Limited, which in turn used the funds to purchase its referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. The minimum value of assets required to be held by Holmes Trustees Limited is a function of the notes in issue under the Holmes master trust structure and Santander UK plc’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £303m (2014: £552m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.

Holmes Funding Limited has a beneficial interest of £5.4bn (2014: £8.0bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc.

In 2015, there were no mortgage-backed notes issued from Holmes Master Issuer plc (2014: £nil). Mortgage-backed securities totalling £2.7bn (2014: £3.1bn) equivalent were redeemed during the year.

Fosse

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2015 and 2014 were:

				2015			2014
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Fosse Master Issuer plc – 2010/1	12 March 2010	494	535	-	1,340	1,017	390
Fosse Master Issuer plc – 2010/3	27 July 2010	742	803	-	2,332	1,945	501
Fosse Master Issuer plc – 2011/1	25 May 2011	1,256	392	967	1,483	590	967
Fosse Master Issuer plc – 2011/2	6 December 2011	513	320	235	942	754	235
Fosse Master Issuer plc – 2012/1	22 May 2012	812	774	105	1,941	1,752	286
Fosse Master Issuer plc – 2014/1	19 June 2014	463	501	-	996	1,046	-
Fosse Master Issuer plc – 2015/1	24 March 2015	805	871	-	-	-	-
Beneficial interest in mortgages held by Fosse Master Trust Ltd		3,817	-	-	2,161	-	-
		8,902	4,196	1,307	11,195	7,104	2,379
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			4,196			7,104

The Fosse Master Trust securitisation structure was established in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited.

Both Fosse Funding (No.1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Fosse Trustee Limited. The minimum value of assets required to be held by Fosse Trustee Limited is a function of the notes in issue under the Fosse master trust structure and Santander UK plc’s required minimum share.

Fosse Master Issuer plc has cash deposits totalling £439m (2014: £702m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee Limited is therefore reduced by this amount.

In 2015, £1bn (2014: £1bn) of mortgage-backed notes were issued from Fosse Master Issuer plc. Mortgage-backed notes totalling £5.1bn (2014: £2.9bn) equivalent were redeemed during the year.

Langton

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2015 and 2014 were:

				2015			2014
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Langton Securities (2010-1) plc (1)	1 October 2010	1,363	-	1,384	1,606	-	1,599
Langton Securities (2010-1) plc (2)	12 October 2010	876	-	889	1,288	-	1,282
Langton Securities (2010-2) plc (1)	12 October 2010	601	-	610	778	-	775
Langton Securities (2008-1) plc (2)	23 March 2011	1,352	-	1,372	1,839	-	1,831
Langton Securities (2010-2) plc (2)	28 July 2011	1,580	-	1,604	1,542	-	1,535
Beneficial interest in mortgages held by Langton Master Trust Ltd		911	-	-	1,074	-	-
		6,683	-	5,859	8,127	-	7,022

The Langton Master Trust securitisation structure was established on 25 January 2008. Notes were issued by the Langton Securities entities to Santander UK plc for the purpose of creating collateral to be used for funding and liquidity. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited.

Both Langton Funding (No.1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Langton Mortgages Trustee Limited. The minimum value of assets required to be held by Langton Mortgages Trustee Limited is a function of the notes in issue under the Langton master trust structure and Santander UK plc’s required minimum share.

In 2015 and 2014, there were no issuances from any of the Langton issuing companies. Mortgage-backed notes totalling £1.3bn (2014: £0.3bn) equivalent were redeemed during the year.

Annual Report 2015

Financial statements

ii) Other securitisation structures

The Santander UK group issues notes through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

Motor

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2015 and 2014 were:

				2015			2014
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m
Motor 2012 plc	19 September 2012	-	-	-	140	-	154
Motor 2013-1 plc	19 June 2013	-	-	-	328	173	176
Motor 2014-1 plc	16 April 2014	343	213	163	683	573	163
Motor 2015-1 plc	02 March 2015	726	628	136	-	-	-
		1,069	841	299	1,151	746	493
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			841			746

In 2015, £0.8bn (2014: £1bn) of asset-backed notes were issued from Motor 2015 plc. Asset-backed notes totalling £0.9bn (2014: £1bn) equivalent were redeemed during the year.

Auto ABS Loans UK

As part of the acquisition of PSA Finance UK Limited in the first half of 2015, as described in Note 46, the Santander UK group recognised £1.2bn notes issued through Auto ABS Loans UK plc.

Outstanding balances of assets securitised and notes in issue (non-recourse finance) at 31 December 2015 and 2014 were:

				2015			2014
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to PSA Finance UK Limited as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to PSA Finance UK Limited as collateral £m
Auto ABS Loans UK plc	21 December 2012	1,138	996	188	-	-	-
		1,138	996	188	-	-	-
Less: Held by the Santander UK group			-			-
Total securitisations (See Note 30)			996			-

In 2015, £35m of asset-backed notes were issued from Auto ABS Loans UK plc. No asset-backed notes were redeemed during the year.

b) Covered Bonds

The Santander UK group also issues covered bonds. In this structure, Abbey National Treasury Services plc (the Issuer) issues covered bonds, which are a direct, unsecured and unconditional obligation of the Issuer. The covered bonds benefit from a guarantee from Santander UK plc and Abbey Covered Bonds LLP. The Issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the Issuer or Santander UK plc.

Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2015 and 2014 were:

			2015			2014
	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Euro 35bn Global Covered Bond Programme	23,613	17,760	-	25,598	18,379	-
Less: Held by the Santander UK group		(1,720)			-
Total Covered Bonds (See Note 30)		16,040			18,379

For further information on the Euro 35bn Global Covered Bond Programme, see Note 30.

242  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

18. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

-	Full derecognition occurs when the Santander UK group transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks
-	Partial derecognition occurs when the Santander UK group sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of the Santander UK group’s continuing involvement. There are no assets subject to partial derecognition.

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

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2015	2015	2014	2014
	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	3,856	3,564	6,851	5,829
Securities lending agreements	650	600	626	474
Securitisations (See Notes 17 and 30)	18,049	9,844	21,434	13,994
	22,555	14,008	28,911	20,297

	Company
	2015	2015	2014	2014
	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	-	-	956	902

Annual Report 2015

Financial statements

19. LOANS AND RECEIVABLES SECURITIES

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Asset-backed securities	52	118	4,990	4,597
Other	-	-	1	1
Loans and receivables securities	52	118	4,991	4,598
Less: Impairment allowances	-	-	-	-
Loans and receivables securities, net of impairment allowances	52	118	4,991	4,598

Included in the above balances are amounts owed to the Santander UK group by Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £nil (2014: £nil) and £nil (2014: £7m) respectively.

The Company’s loans and receivables securities consist of investments in debt securities issued by Santander UK group entities.

20. AVAILABLE-FOR-SALE SECURITIES

			Group		Company
			2015 £m	2014 £m	2015 £m	2014 £m
Debt securities			8,883	8,919	7,716	6,394
Equity securities			129	25	112	11
			9,012	8,944	7,828	6,405
Debt securities and equity securities can be analysed by listing status as follows:
			Group		Company
			2015 £m	2014 £m	2015 £m	2014 £m
Debt securities:
- Listed in the UK			4,867	5,843	3,786	3,405
- Listed elsewhere			3,843	2,629	3,757	2,542
- Unlisted			173	447	173	447
			8,883	8,919	7,716	6,394
Equity securities:
- Listed in the UK			17	22	2	9
- Listed elsewhere			2	1	-	-
- Unlisted			110	2	110	2
			129	25	112	11
Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:
					Group
2015		Within 1 year £m	1-5 years £m	5-10 years £m	Over 10 years £m	Total £m
Issued by public bodies:
- UK Government		617	837	1,510	-	2,964
- Other Government		-	157	259	-	416
Banks, Building societies and Other issuers		281	2,156	2,431	635	5,503
		898	3,150	4,200	635	8,883
Weighted average yield		2.55%	1.78%	2.44%	1.56%	2.16%

2014
Issued by public bodies:
- UK Government		-	2,437	1,726	-	4,163
Banks, Building societies and Other issuers		212	1,825	2,141	578	4,756
		212	4,262	3,867	578	8,919
Weighted average yield		2.64%	2.28%	2.77%	2.33%	2.52%
The movement in available-for-sale securities can be summarised as follows:
	Group			Company
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
At 1 January	8,944	5,005	5,483	6,405	2,029	357
Additions	2,021	4,236	2,904	2,021	4,236	1,680
Redemptions and maturities	(1,926)	(561)	(3,344)	(613)	(146)	-
Amortisation of (premium)/discount	(67)	22	(55)	(20)	22	(10)
Exchange adjustments	26	7	2	25	7	-
Movement in fair value	14	235	15	10	257	2
At 31 December	9,012	8,944	5,005	7,828	6,405	2,029

244  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

21. INTERESTS IN OTHER ENTITIES

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Subsidiaries	-	-	5,200	5,366
Associates	-	2	-	-
Joint ventures	48	36	3	-
	48	38	5,203	5,366

a) Interests in subsidiaries

Interests in subsidiaries are eliminated during the preparation of the Consolidated Financial Statements. Interests in subsidiaries in the Company unconsolidated financial statements are held at cost subject to impairment. The movement in interests in subsidiaries in the Company unconsolidated financial statements was as follows:

			Company
2015	Cost £m	Impairment £m	Net book value £m
At 1 January	6,016	(650)	5,366
Additions	-	(4)	(4)
Reversal	-	77	77
Dissolution/Disposal	(48)	23	(25)
Capital reduction of subsidiaries	(214)	-	(214)
At 31 December	5,754	(554)	5,200
2014
At 1 January	6,339	(163)	6,176
Additions	307	(128)	179
Transfer from investment in Santander Cards (UK) Limited (see Note 21)	(456)	-	(456)
Dissolution	(174)	174	-
Capital reduction of subsidiaries	-	(533)	(533)
At 31 December	6,016	(650)	5,366

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (SCUK) purchased 50% of the shares of PSA Finance UK Limited, a company that offers a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. For further details on the acquisition, see Note 46. PSA Finance UK Limited has been consolidated as SCUK has obtained control through its ability to direct the activities that most significantly affect SCUK’s return.

In 2015 and 2014, the movements on interests in subsidiaries principally represented changes in the capital invested in certain subsidiaries as a result of an internal reorganisation within the Santander UK group. During 2014, Santander Cards (UK) Limited transferred its business to Santander UK plc.

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

On 1 June 2015, the deposit taking business of Abbey National International Limited (ANIL) was transferred to Santander UK plc Jersey branch. This followed the sanctioning by the Royal Court of Jersey on 8 May 2015 of a transfer scheme prepared under Article 48D of, and the Schedule to the Banking Business (Jersey) Law 1991. From that date, ANIL was no longer considered a principal subsidiary. Details of subsidiary undertakings, joint ventures and associates are set out in the Shareholder Information section and form an integral part of the financial statements.

Subsidiaries with significant non-controlling interests

The only subsidiary with significant non-controlling interests is PSA Finance UK Limited. For more information see Note 46.

2015
PSA Finance UK Limited
Proportion of ownership interests and voting rights held by non-controlling interests	50%
Place of business	UK
£m
Profit attributable to non-controlling interests	25
Accumulated non-controlling interests of the subsidiary	135
Dividends paid to non-controlling interests	-
Summarised financial information:
-total assets	3,448
-total liabilities	3,399
-profit for the year	50
-total comprehensive income for the year	52

Annual Report 2015

Financial statements

Interests in consolidated structured entities

Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidates these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note 17 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by the Santander UK group are described below. All the external assets in these entities are included in the financial statements and in relevant Notes of these Consolidated Financial Statements. Other than as set out below, no significant judgements were required with respect to control or significant influence.

i) Guaranteed Investment Products 1 PCC (GIP)

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

ii) Santander UK Foundation Limited

Santander UK Foundation Limited supports disadvantaged people throughout the UK through the charitable priorities of education and financial capability. The entity was set up by Santander UK and all its revenue arise through donations from Santander UK, and its third party assets are minimal, comprising of available-for-sale assets of £15m (2014: £14m). This entity has been consolidated as Santander UK directs its activities.

b) Interests in associates

Santander UK does not have any individually material interests in associates. As set out in the accounting policies in Note 1, interests in associates are accounted for using the equity method. In the year ended 31 December 2015, Santander UK’s share in the profit after tax of its associates was £nil (2014: £nil). At 31 December 2015, the carrying amount of Santander UK’s interests was £nil (2014: £2m) and its shares of its associates’ commitments and contingent liabilities were £nil (2014: £nil) and £nil (2014: £nil), respectively. Certain of the associates have also invested in structured entities. The amounts are not significant. Management has concluded that the carrying value of the associates represents the maximum exposure to loss after taking into account any interest the associates may have in structured entities.

c) Interests in joint ventures

Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In the year ended 31 December 2015, Santander UK’s share in the profit after tax of its joint ventures was £9m (2014: £7m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2015, the carrying amount of Santander UK’s interest was £48m (2014: £36m). At 31 December 2015 and 2014, the joint ventures had no commitments and contingent liabilities

d) Interests in unconsolidated structured entities

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

i) Santander (UK) Common Investment Fund

In 2008, a common investment fund was established to hold the assets of the Santander UK Group Pension Scheme. The Santander (UK) Common Investment Fund is not consolidated by Santander UK, but its assets of £9,359m (2014: £9,393m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. See Note 34 for further information about the entity. As this entity holds the assets of the pension scheme it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is equal to the sum of the carrying amount of the assets held.

ii) Trust preferred entities

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

Structured entities not sponsored by the Santander UK group

The Santander UK group also has interests in structured entities which it does not sponsor or control. These largely relate to the legacy Treasury asset portfolio and consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. Details of these securities are set out in Note 19. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

246  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

22. INTANGIBLE ASSETS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Goodwill	1,834	1,834	1,650	1,650
Other intangibles	397	353	367	336
	2,231	2,187	2,017	1,986

a) Goodwill

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Cost
At 1 January	1,916	1,916	1,650	1,194
Transfer	-	-	-	456
At 31 December	1,916	1,916	1,650	1,650
Accumulated impairment
At 1 January/ 31 December	82	82	-	-
Net book value	1,834	1,834	1,650	1,650

Impairment of goodwill

During 2015 and 2014, no impairment of goodwill was recognised. Impairment testing in respect of goodwill allocated to each cash-generating unit (CGUs) is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the CGUs are based on customer groups within the relevant business divisions.

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

2015

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,625	Value in use: cash flow based on 5 year plan	10.4%	3%
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	10.4%	1%
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	10.4%	1%
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	10.4%	3%
		1,834

2014
Retail Banking	Personal financial services	1,625	Value in use: cash flow based on 5 year plan	11.7%	2%
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	11.7%	1%
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	11.7%	3%
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	11.7%	2%
		1,834
(1)	Average growth rate based on the five year plan for the first five years and a growth rate of 2.3% (2014: 2.2%) applied thereafter.

In 2015, the discount rate decreased by 1.3 percentage points to 10.4% (2014: 11.7%). The decrease reflected changes in current market and economic conditions. In 2015, the change in growth rates reflected Santander UK’s updated strategic priorities in the context of forecast economic conditions.

Annual Report 2015

Financial statements

b) Other intangibles

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Cost
At 1 January	516	619	560	636
Additions	85	136	70	128
Disposals	-	(239)	-	(238)
Transfers	-	-	-	34
At 31 December	601	516	630	560
Accumulated amortisation / impairment
At 1 January	163	118	224	152
Charge for the year	41	261	39	261
Disposals	-	(216)	-	(215)
Transfers	-	-	-	26
At 31 December	204	163	263	224
Net book value	397	353	367	336

Other intangible assets consist of computer software. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold. In 2014, an impairment charge of £206m was recognised in respect of software write-offs. The write-offs were for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

23. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2015	1,099	1,136	434	143	2,812
Additions	19	230	1	21	271
Disposals	(47)	(50)	(1)	(58)	(156)
At 31 December 2015	1,071	1,316	434	106	2,927
Accumulated depreciation:
At 1 January 2015	172	591	417	8	1,188
Charge for the year	36	134	18	39	227
Disposals	(25)	(41)	(1)	(45)	(112)
Impairment during the year	14	13	-	-	27
At 31 December 2015	197	697	434	2	1,330
Net book value	874	619	-	104	1,597

Cost:
At 1 January 2014	1,074	983	433	107	2,597
Additions	38	229	1	102	370
Disposals	(13)	(76)	-	(66)	(155)
At 31 December 2014	1,099	1,136	434	143	2,812
Accumulated depreciation:
At 1 January 2014	147	529	383	17	1,076
Charge for the year	35	116	34	36	221
Disposals	(10)	(54)	-	(45)	(109)
At 31 December 2014	172	591	417	8	1,188
Net book value	927	545	17	135	1,624

248  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2015	1,053	1,271	361	2,685
Additions	18	224	1	243
Disposals	(47)	(49)	-	(96)
At 31 December 2015	1,024	1,446	362	2,832
Accumulated depreciation:
At 1 January 2015	340	739	346	1,425
Charge for the year	33	129	16	178
Disposals	(25)	(39)	-	(64)
Impairment during the year	14	13	-	27
At 31 December 2015	362	842	362	1,566
Net book value	662	604	-	1,266

Cost:
At 1 January 2014	998	1,128	361	2,487
Additions	25	219	-	244
Disposals	(13)	(76)	-	(89)
Other	43	-	-	43
At 31 December 2014	1,053	1,271	361	2,685
Accumulated depreciation:
At 1 January 2014	298	681	312	1,291
Charge for the year	31	111	34	176
Disposals	(10)	(53)	-	(63)
Other	21	-	-	21
At 31 December 2014	340	739	346	1,425
Net book value	713	532	15	1,260

At 31 December 2015, capital expenditure contracted but not provided for in respect of property, plant and equipment was £46m (2014: £23m). Of the carrying value at the balance sheet date, £98m (2014: £209m) related to assets under construction.

Operating lease assets

The Santander UK group’s operating lease assets consist of motor vehicles and other assets leased to its corporate customers. The Company has no operating lease assets. Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2015 £m	2014 £m
In no more than 1 year	25	32
In more than 1 year but no more than 5 years	39	58
In more than 5 years	-	2
	64	92

Contingent rent income of £4m (2014: £5m) was recognised in the year.

24. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group and Company has the legal right to offset and intends to settle on a net basis. The table below shows the deferred tax assets and liabilities including the movement in the deferred tax account during the year:

	Group					Company
	Pensions and other retirement benefits	Accelerated tax depreciation	Tax losses carried forward	Other temporary differences	Total	Pensions and other retirement benefits	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	(26)	(9)	11	(35)	(59)	(25)	10	(11)	(26)
Income statement charge	1	17	(3)	(66)	(51)	1	7	(59)	(51)
Charged to other comprehensive income	(89)	-	-	(18)	(107)	(89)	-	(10)	(99)
Arising on acquisition	(1)	(5)	-	-	(6)	-	-	-	-
At 31 December 2015	(115)	3	8	(119)	(223)	(113)	17	(80)	(176)

At 1 January 2014	108	(20)	-	(72)	16	108	12	(66)	54
Income statement charge	(107)	-	11	64	(32)	(106)	(2)	55	(53)
Charged to other comprehensive income	(27)	-	-	(27)	(54)	(27)	-	-	(27)
Eliminated on disposal	-	11	-	-	11	-	-	-	-
At 31 December 2014	(26)	(9)	11	(35)	(59)	(25)	10	(11)	(26)

The deferred tax (liabilities)/assets scheduled above have been recognised in both Santander UK plc and the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management

Annual Report 2015

Financial statements

determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five year plan (described in Note 22) would not cause a reduction in the deferred tax assets recognised.

In 2015, the Santander UK group and a trading subsidiary Santander Lending Limited recognised a deferred tax asset of £8m (2014: £11m) in respect of prior year trading losses. Future profit forecasts are such that recognition criteria under IAS 12 have been met. These tax losses do not time expire.

At 31 December 2015, the Santander UK group has recognised UK capital losses carried forward of £50m (2014: £18m unrecognised). These losses are available for offset against future UK chargeable gains and under current UK tax legislation do not time expire. It is considered probable that certain assets held as available-for-sale will be disposed of in 2016 and these losses may be used against part of the arising gain.

25. OTHER ASSETS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Trade and other receivables	1,261	772	1,079	694
Prepayments	87	67	57	59
Accrued income	27	14	23	7
General insurance assets	-	23	-	23
	1,375	876	1,159	783

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £4m (2014: £5m) and £11m (2014: £19m) respectively.

26. DEPOSITS BY BANKS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Items in the course of transmission	326	308	323	288
Deposits by banks - securities sold under repurchase agreements	3,900	4,797	1,564	783
Amounts due to Santander UK subsidiaries	-	-	23,897	9,989
Amounts due to Banco Santander
- securities sold under repurchase agreements	309	-	-	-
- other	1,014	966	1,003	945
Amounts due to fellow Banco Santander subsidiaries
- other	135	129	135	129
Deposits held as collateral	438	758	45	59
Other deposits	2,156	1,256	1,301	360
	8,278	8,214	28,268	12,553

Repayable:
On demand	3,331	2,708	7,172	9,277
In not more than 3 months	1,258	336	7,216	1,690
In more than 3 months but not more than 1 year	1,949	911	4,885	722
In more than 1 year but not more than 5 years	1,632	4,142	7,106	841
In more than 5 years	108	117	1,889	23
	8,278	8,214	28,268	12,553

In 2015, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 and is still ongoing, to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

250  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

27. DEPOSITS BY CUSTOMERS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Current and demand accounts:
- interest-bearing	74,256	63,546	69,834	58,711
- non interest-bearing	532	353	897	46
Savings accounts(1)	59,420	57,099	56,111	55,790
Time deposits	27,959	31,241	28,941	27,897
Securities sold under repurchase agreements	502	500	502	500
Amounts due to Santander UK subsidiaries	-	-	31,604	39,977
Amounts due to Santander UK Group Holdings plc(2)	842	-	842	-
Amounts due to fellow Banco Santander subsidiaries	563	867	560	867
	164,074	153,606	189,291	183,788

Repayable:
On demand	130,680	130,539	128,093	127,529
In no more than 3 months	5,670	7,070	6,205	4,811
In more than 3 months but not more than 1 year	16,392	10,001	17,038	8,271
In more than 1 year but not more than 5 years	10,810	5,170	9,514	4,194
In more than 5 years	522	826	28,441	38,983
	164,074	153,606	189,291	183,788
(1)	Includes equity index-linked deposits of £2,029m (2014: £3,058m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £2,029m and £160m, respectively (2014: £3,058m and £225m, respectively).
(2)	Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc. £168m (2014: £nil) was in respect of the issuance of a ¥30bn senior unsecured probond in two tranches (3 and 5 year), and £674m (2014: £nil) was in respect of a $1bn 5 year senior unsecured SEC registered benchmark issuance.

Savings accounts and time deposits are interest-bearing.

28. TRADING LIABILITIES

	Group
	2015 £m	2014 £m
Deposits by banks - securities sold under repurchase agreements	1,148	4,508
- other(1)	1,629	2,715
Deposits by customers - securities sold under repurchase agreements	6,510	4,040
- other(1)	641	859
Short positions in securities and unsettled trades	2,794	3,211
	12,722	15,333
(1)	Comprises cash collateral of £1,559m (2014: £1,905m) and short-term deposits of £711m (2014: £1,669m).

At 31 December 2015 and 2014, the Company had no trading liabilities. Included in the above balances are amounts due to Banco Santander SA of £nil (2014: £433m) and to fellow subsidiaries of Banco Santander SA of £126m (2014: £84m).

29. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group
	2015 £m	2014 £m
Debt securities in issue - US$10bn Euro Commercial Paper Programme	474	854
- US$30bn Euro Medium Term Note Programme	348	464
- Euro 10bn Note Certificate and Warrant Programme and Global Structured Solutions Programme	1,184	1,517
Warrants programme	10	13
	2,016	2,848

Debt securities in issue and warrants have been designated at fair value through profit and loss where they would otherwise be measured at amortised cost, and any embedded derivatives or associated derivatives used to economically hedge the risk are held at fair value. Where the Santander UK group records its own debt securities in issue at fair value, the fair value is based on quoted prices in an active market for the specific instrument concerned, if available.

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

Annual Report 2015

Financial statements

At 31 December 2015 and 2014, the Company had no financial liabilities designated at fair value. Included in the above balances are amounts due to Banco Santander SA of £25m (2014: £29m) and to fellow subsidiaries of Banco Santander SA of £nil (2014: £67m).

Gains and losses arising from changes in the credit spread of liabilities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the year attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue was £23m (2014: net loss of £1m, 2013: net loss of £13m). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue at 31 December 2015 was £16m (2014: cumulative net loss of £7m).

At 31 December 2015, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £162m (2014: £165m) higher than the carrying value.

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

US$30bn Euro Medium Term Note Programme

Abbey National Treasury Services plc may from time to time issue notes denominated in any currency as agreed between the issuer and the relevant dealer under the US$30bn Euro Medium Term Note Programme. The payment of all amounts payable in respect of the notes is unconditionally and irrevocably guaranteed by Santander UK plc. The programme provides for issuance of fixed rate notes, floating rate notes, variable interest notes and zero-coupon/discount notes.

The maximum aggregate nominal amount of all notes outstanding under the programme may not exceed US$30bn (or its equivalent in other currencies) subject to any modifications in accordance with the terms of the programme agreement. Notes may be issued in bearer or registered form and can be listed on the London Stock Exchange or any other stock exchange(s) as agreed. This was increased from US$20bn in March 2015.

Euro 10bn Note, Certificate and Warrant Programme and Global Structured Solutions Programme

Abbey National Treasury Services plc may from time to time issue structured notes and redeemable certificates (together the N&C Securities) and warrants (together with the N&C Securities, the Securities) denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Note, Certificate and Warrant programme and the Global Structured Solutions Programmes (the Structured Securities Programmes). The securities are direct, senior and unsecured obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future senior and unsecured obligations of Abbey National Treasury Services plc. The payment of all amounts due in respect of the Securities has been unconditionally and irrevocably guaranteed by Santander UK plc.

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

Warrants programme

Abbey National Treasury Services plc established a warrants programme (the Warrants Programme) in 2009 for the issuance of structured warrants denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Warrants Programme. Warrants are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, rank at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc.

In 2012, Abbey National Treasury Services plc discontinued the issue of new warrants under the Warrants Programme as new issuances are being made under the Structured Securities Programmes. The payments of all amounts due in respect of the previously issued warrants have been unconditionally and irrevocably guaranteed by Santander UK plc.

252  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

30. DEBT SECURITIES IN ISSUE

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Bonds and medium term notes:
- Euro 35bn Global Covered Bond Programme	16,040	18,379	-	-
- US$30bn Euro Medium Term Note Programme (See Note 29)	11,404	7,735	-	-
- US$40bn Euro Medium Term Note Programme	-	112	-	112
- US SEC registered – Abbey National Treasury Services plc	5,585	4,050	-	-
- US$20bn Commercial Paper Programme	2,270	3,510	-	-
- Euro 5bn Guaranteed French Certificates of Deposit Programme	811	968	-	-
- Certificates of deposit	3,662	3,042	-	-
	39,772	37,796	-	112
Securitisation programmes (See Note 17):
- Holmes	3,811	6,144	-	-
- Fosse	4,196	7,104	-	-
- Motor	839	746	-	-
- Auto ABS UK Loans	997	-	-	-
	49,615	51,790	-	112

Included in the above balances are amounts due to Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £67m (2014: £64m) and £60m (2014: £285m) respectively.

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

The payments of all amounts due in respect of the covered bonds have been unconditionally guaranteed by Santander UK plc. Abbey Covered Bonds LLP (the LLP), together with Santander UK plc, has guaranteed payments of interest and principal under the covered bonds pursuant to a guarantee which is secured over the LLP’s portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.

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

US SEC registered debt shelf – Abbey National Treasury Services plc

Abbey National Treasury Services plc issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the US Securities and Exchange Commission in 2013.

Annual Report 2015

Financial statements

US$20bn Commercial Paper Programme

On 1 July 2015, Abbey National Treasury Services plc, US Branch set up a US$20bn Commercial Paper Programme for the issuance of commercial paper. The new programme will replace the ANNA LLC US$20bn Commercial Paper Programme, and ANNA LLC will not issue any further commercial paper going forward.

Abbey National Treasury Services plc, US Branch from time to time issues unsecured notes denominated in United States dollars as agreed between Abbey National Treasury Services plc, US Branch and the relevant dealers under the US$20bn US commercial paper programme. The Notes rank at least pari passu with all other unsecured and unsubordinated indebtedness of Abbey National Treasury Services plc, US Branch and Santander UK plc. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by Santander UK plc. The Notes are not redeemable prior to maturity or subject to voluntary prepayment. The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed US$20bn (or its equivalent in other currencies).

Euro 5bn Guaranteed French Certificates of Deposit Programme

Abbey National Treasury Services plc may from time to time issue certificates of deposit under the Euro5bn Guaranteed French Certificates of Deposit Programme that may be denominated in any currency as agreed between the Company and the relevant dealer. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form, subject to a maximum maturity of 365 days or 366 days in a leap year. The certificates of deposit may bear fixed or floating rate interest. The maximum aggregate nominal amount of all certificates of deposit outstanding from time to time under the programme will not exceed euro 5bn (or its equivalent in other currencies). The certificates of deposit are not listed on any stock exchange.

Certificates of deposit

Abbey National Treasury Services plc may from time to time issue certificates of deposit that may be denominated in any currency as agreed between the parties. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form and may bear fixed or floating rate interest. The certificates of deposit are not listed on any stock exchange.

Securitisation programmes

The Santander UK group has provided prime retail mortgage-backed securitised products and other asset-backed securitised products to a diverse investor base through its mortgage and other asset-backed funding programmes, as described in Note 17.

Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained. In addition, the Santander UK group has provided other asset-backed securitised products to investors through the securitisation of auto loan receivables.

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group		Company
Issue currency	Interest rate	Maturity	2015 £m	2014 £m	2015 £m	2014 £m
Euro	0.00% - 3.99%	Up to 2015	-	4,039	-	-
		Up to 2016	4,415	3,790	-	-
		2017 – 2019	6,377	4,989	-	-
		2020 – 2029	6,231	3,109	-	-
		2030 – 2059	710	2,494	-	-
	4.00% - 4.99%	2017 – 2019	874	939	-	-
		2020 – 2029	2,131	2,301	-	-
		2030 – 2059	161	171	-	-
US dollar	0.00% - 3.99%	Up to 2015	-	4,844	-	-
		Up to 2016	3,807	199	-	-
		2017 – 2019	3,555	2,745	-	-
		2020 – 2029	679	402	-	-
		2040 – 2059	2,388	4,230	-	-
	4.00% - 5.99%	Up to 2015	-	33	-	33
		Up to 2016	683	660	-	-
		2020 – 2029	682	650	-	-
		2040 – 2059	177	168	-	-
Pounds sterling	0.00% - 3.99%	Up to 2015	-	2,311	-	-
		Up to 2016	2,576	-	-	-
		2017 – 2019	3,119	1,975	-	-
		2020 – 2029	2,352	959	-	-
		2040 – 2059	3,724	5,338	-	-
	4.00% - 5.99%	2017 – 2019	415	421	-	-
		2020 – 2029	3,468	3,506	-	-
		2040 – 2059	922	931	-	-
	6.00% - 6.99%	Up to 2015	-	79	-	79
Other currencies	0.00% - 5.99%	Up to 2015	-	182	-	-
		2020 – 2029	169	147	-	-
		2040 – 2060	-	123	-	-
	6.00% - 6.99%	2050 – 2059	-	55	-	-
			49,615	51,790	-	112

254  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

31. SUBORDINATED LIABILITIES

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
£325m Sterling Preference Shares	344	344	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	2	201	2	200
Undated subordinated liabilities	809	1,711	821	1,728
Dated subordinated liabilities	2,730	1,746	2,784	1,793
	3,885	4,002	3,951	4,065

The above securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the preference shares and preferred securities ranks equally with that of the £300m fixed/floating rate non-cumulative callable preference shares, £300m Step-up Callable Perpetual Preferred Securities and £300m Step-up Callable Perpetual Reserve Capital Instruments classified as other equity instruments, as described in Note 36.

The Santander UK group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2014: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

Included in the above balances are amounts due to Banco Santander SA of £640m (2014: £1,867m) other subsidiaries of Banco Santander SA outside the Santander UK group of £nil (2014: £nil) and to Santander UK Group Holdings plc of £1,016m (2014: £nil) respectively.

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

As part of a capital management exercise, 99% of the then outstanding Tier One Preferred Income Capital Securities were re-purchased on 11 June 2015.

Annual Report 2015

Financial statements

Undated subordinated liabilities

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
10.0625% Exchangeable subordinated capital securities	205	205	205	205
5.56% Subordinated guaranteed notes (Yen 15,000m)	-	83	-	83
5.50% Subordinated guaranteed notes (Yen 5,000m)	-	28	-	28
Fixed/Floating Rate subordinated notes (Yen 5,000m)	29	29	29	29
10 Year step-up perpetual callable subordinated notes	-	330	-	329
7.50% 15 Year step-up perpetual callable subordinated notes	-	449	-	448
7.375% 20 Year step-up perpetual callable subordinated notes	205	212	203	210
7.125% 30 Year step-up perpetual callable subordinated notes	370	375	384	396
	809	1,711	821	1,728

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

The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Santander UK plc, on 31 January 2015 and each fifth anniversary thereafter. During 2015, Santander UK plc exercised its options to call these notes and the notes were fully redeemed.

The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Santander UK plc, on 27 June 2015 and each fifth anniversary thereafter. During 2015, Santander UK plc exercised its options to call these notes and the notes were fully redeemed.

The Fixed/Floating Rate Subordinated notes are redeemable at par, at the option of Santander UK plc, on 27 December 2016 and each interest payment date (quarterly) thereafter.

The 10 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2010 and each fifth anniversary thereafter. The coupon payable on the notes was 4.8138% from 28 September 2010 to 28 September 2015. During 2015, the Company exercised its options to call these notes and the notes were fully redeemed.

The 7.50% 15 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2015 and each fifth anniversary thereafter. During 2015, Santander UK plc exercised its options to call these notes and the notes were fully redeemed.

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

Dated subordinated liabilities

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
10.125% Subordinated guaranteed bond 2023	90	96	90	95
11.50% Subordinated guaranteed bond 2017	63	68	63	68
7.95% Subordinated notes 2029 (US$1,000m)	262	252	262	252
6.50% Subordinated notes 2030	41	41	42	43
8.963% Subordinated notes 2030 (US$1,000m)	107	182	107	182
5.875% Subordinated notes 2031	10	10	10	10
9.625% Subordinated notes 2023	139	144	138	142
5% Subordinated notes 2023 (US$1,500m)	1,002	953	1,056	1,001
4.75% Subordinated notes 2025 (US$1,000m)	678	-	678	-
5.625% Subordinated notes 2045 (US$,500m)	338	-	338	-
	2,730	1,746	2,784	1,793

As part of a capital management exercise, 43% of the then outstanding 8.963% Non-cumulative Trust Preferred Securities (8.963% Subordinated notes 2030) were re-purchased on 11 June 2015.

The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Each of the subordinated liabilities issued by Santander UK Group Holdings plc has been downstreamed to Santander UK plc by means of Santander UK plc issuing equivalent subordinated liabilities to Santander UK Group Holdings plc.

Subordinated liabilities are repayable:

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
In more than 1 year but no more than 5 years	63	68	63	68
In more than 5 years	2,667	1,678	2,721	1,725
Undated	1,155	2,256	1,167	2,272
	3,885	4,002	3,951	4,065

256  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

32. OTHER LIABILITIES

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Trade and other payables	1,343	1,378	1,256	1,320
Accrued expenses	959	898	802	707
Deferred income	33	26	15	1
	2,335	2,302	2,073	2,028

Included in the above balances are amounts due to Banco Santander SA of £nil (2014: £nil), other subsidiaries of Banco Santander SA outside the Santander UK group of £32m (2014: £50m) and to Santander UK Group Holdings plc of £102m (2014: £250m) respectively.

33. PROVISIONS

	Group
	Conduct remediation
	PPI £m	Wealth and Investment £m	Other products £m	Regulatory-related £m	Vacant property £m	Other £m	Total £m
At 1 January 2015	129	127	35	85	76	39	491
Additional provisions	450	43	7	177	6	79	762
Used during the year	(125)	(24)	(16)	(169)	(14)	(46)	(394)
Transfers	11	-	-	-	-	-	11
At 31 December 2015	465	146	26	93	68	72	870
To be settled:
- Within 12 months	227	146	26	93	22	67	581
- In more than 12 months	238	-	-	-	46	5	289
	465	146	26	93	68	72	870

At 1 January 2014	165	110	112	79	42	42	550
Additional provisions	95	45	-	165	55	56	416
Used during the year	(131)	(34)	(94)	(159)	(21)	(59)	(498)
Transfers	-	-	14	-	-	-	14
Other	-	6	3	-	-	-	9
At 31 December 2014	129	127	35	85	76	39	491
To be settled:
- Within 12 months	95	120	22	85	30	33	385
- In more than 12 months	34	7	13	-	46	6	106
	129	127	35	85	76	39	491

	Company
	Conduct remediation
	PPI £m	Wealth and Investment £m	Other products £m	Regulatory-related £m	Vacant property £m	Other £m	Total £m
At 1 January 2015	115	127	35	53	75	31	436
Additional provisions	450	43	7	134	6	79	719
Used during the year	(125)	(24)	(16)	(140)	(14)	(46)	(365)
Transfers	25	-	-	-	-	-	25
At 31 December 2015	465	146	26	47	67	64	815
To be settled:
- Within 12 months	227	146	26	47	22	64	532
- In more than 12 months	238	-	-	-	45	-	283
	465	146	26	47	67	64	815

At 1 January 2014	151	110	111	56	41	12	481
Additional provisions	95	45	-	133	55	51	379
Used during the year	(131)	(34)	(93)	(136)	(21)	(32)	(447)
Transfers	-	-	14	-	-	-	14
Other	-	6	3	-	-	-	9
At 31 December 2014	115	127	35	53	75	31	436
To be settled:
- Within 12 months	95	120	23	53	29	30	350
- In more than 12 months	20	7	12	-	46	1	86
	115	127	35	53	75	31	436

Annual Report 2015

Financial statements

a) Conduct remediation

The amounts in respect of conduct remediation comprise the estimated cost of making redress payments, including related costs, with respect to the past sales or administration of products. The provision for conduct remediation represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs.

(i) Payment Protection Insurance (PPI)

In August 2010, the FSA (now the FCA) published a policy statement entitled ‘The assessment and redress of Payment Protection Insurance complaints’ (the Policy Statement). The Policy Statement contained rules which altered the basis on which regulated firms must consider and deal with complaints in relation to the sale of PPI and potentially increased the amount of compensation payable to customers whose complaints are upheld.

Having announced earlier in 2015 that it would gather evidence on current trends in PPI to assess the current process for PPI complaints and consider whether any new intervention is necessary, the FCA issued a consultation paper in November 2015 (the Consultation Paper) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints.

A provision for conduct remediation has been recognised in respect of the mis-selling of PPI policies. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are:

-	Claim volumes – the estimated number of customer complaints received
-	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favour of the customer
-	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

-	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future
-	Actual claims activity registered to date
-	The level of redress paid to customers, together with a forecast of how this is likely to change over time
-	The impact on complaints levels of proactive customer contact
-	The effect media coverage and time bar are expected to have on the complaints inflows.

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

	Cumulative to 31 December 2015	Future expected (unaudited)	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	911	1,077	25 = £9m
Outbound contact (‘000)	349	9	25 = £16m
Outbound contact completion	100%	100%	-
Response rate to outbound contact	34%	40%	1% = £0.2m
Average uphold rate per claim(2)	54%	71%	1% = £5m
Average redress per claim	£1,810	£503	£100 = £76m
(1)	Excludes invalid claims where the complainant has not held a PPI policy.
(2)	Claims include inbound and responses to outbound contact.

258  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

Number of PPI claims outstanding

Movements in the number of PPI claims outstanding during the years ended 31 December 2015, 2014 and 2013 were as follows:

	2015 ‘000	2014 ‘000	2013 ‘000
Outstanding at 1 January	20	14	31
Complaints received(1)	251	246	363
Complaints rejected as invalid(2)	(195)	(194)	(298)
Complaints closed - upheld	(57)	(46)	(82)
Outstanding at 31 December	19	20	14
(1)	Includes complaints that were deemed invalid, as there is no record of a relevant PPI policy being held by the customer.
(2)	The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims upheld or rejected above reflect the results of any appeals.

2015 compared to 2014

When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper, including the Plevin case, to our current assumptions. This application has resulted in an additional £450m provision charge for the fourth quarter of 2015, which represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two-year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

Monthly utilisation, excluding pro-active customer contact, during 2015 was £10m per month (including related costs), against an average of £9m in 2014. While we saw a reduction in PPI redress costs in the first half of the year, we have seen an increase in the third quarter in line with industry trends, with the fourth quarter remaining flat.

Although we are comfortable with our current position, we will continue to review our provision levels in respect of recent claims experiences and the observed impact of the two-year deadline.

2014 compared to 2013

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

(ii) Wealth and investment

During 2012, the FCA (then known as the FSA) undertook an industry-wide thematic review of the sale of investment products, and subsequently sales of premium investment funds. The FCA’s review included Santander UK, and identified shortcomings in the collection of customer information and risk profile alignment, and concerns about product suitability, fees and charges. As a result, Santander UK initiated customer contact exercises to provide appropriate redress to customers who had suffered detriment.

A provision has been recognised in respect of the above sales for redress payments and related costs. The provision is calculated based on a number of factors and assumptions including:

-	Customer communications - the results of contact with affected customers
-	Acceptance of offers made - acceptances by affected customers and additional losses claimed from some customers
-	Average redress paid - the estimated payment to customers, including compensation for any direct loss plus interest.

At 31 December 2015, the provision was £146m (2014: £127m) which included £43m of additional provisions taken in the third quarter of 2015. The additional provisions were taken following the agreement of the revised approach to redressing portfolio and structured investment customers with the FCA.

(iii) Other products

A provision for conduct remediation has also been recognised in respect of sales or administration of other products. The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. A number of uncertainties remain as to the eventual costs with respect to conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them.

Annual Report 2015

Financial statements

b) Regulatory-related

(i) Financial Services Compensation Scheme (FSCS)

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

Each deposit-taking institution contributes towards the management expenses levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March. In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made, based on information received from the FSCS, and the Santander UK group’s historic share of industry protected deposits.

Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The interest on the borrowings with HM Treasury, which are approximately £16bn, are now assessed at the higher of 12 month LIBOR plus 111 basis points and the relevant gilt rate published by the Debt Management Office. A margin of 100bp was applied to the loan balance up to 29 March 2015.

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS will recover any shortfall of the principal by levying the deposit-taking sector in instalments. The Santander UK group made capital contributions in August 2013, August 2014 and August 2015.

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

Dunfermline Building Society was the first deposit taker to be resolved under the Special Resolution Regime which came into force under the Banking Act 2009. Recoveries are paid to HM Treasury and the FSCS has an obligation to contribute to the costs of the resolution, subject to a statutory cap. The Santander UK group’s contributions in 2014 and 2015 included interim payments.

For the year ended 31 December 2015, the Santander UK group charged £76m (2014: £91m, 2013: £88m) to the income statement in respect of the costs of the FSCS. The charge includes the effect of adjustments to provisions made in prior years as a result of more accurate information now being available.

(ii) UK Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet of a Relevant Group at the end of a chargeable period. The Relevant Group for this purpose is a Foreign Banking Group whose ultimate parent is Banco Santander SA. The UK Bank Levy is calculated principally on the consolidated balance sheet of the UK sub-group parented by Santander UK Group Holdings plc, of which this Company is part. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain ‘protected deposits’ (for example those protected under the FSCS); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; FSCS liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the UK Bank Levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities.

It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the PRA definition); and repo liabilities secured against sovereign and supranational debt.

With effect from 1 April 2015, the Finance Act 2015 increased the rate to 0.21%. During 2015, a blended rate of 0.1967% (2014: 0.156%) was applied. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable equity and liabilities.

The cost of the UK Bank Levy for 2015 was £101m (2014: £74m, 2013: £59m). The Santander UK group paid £87m in 2015 (2014: £65m) and provided for a liability of £54m at 31 December 2015 (2014: £40m).

In addition to the corporation tax changes the Finance (No.2) Act 2015, which was enacted on 18 November, reduces the UK Bank Levy rate from 0.21% to 0.18% from 1 January 2016 with subsequent annual reductions to 0.1% from 1 January 2021.

c) Vacant property

Vacant property provisions are made by reference to a prudent estimate of any expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a semi-annual basis and will normally run off over the period of the leases concerned, where a property is disposed of earlier than anticipated any remaining balance in the provision relating to that property is released.

d) Other

Other provisions principally comprise amounts in respect of operational loss provisions, restructuring charges and litigation and related expenses.

260  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

34. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Assets/(liabilities)
Funded defined benefit pension scheme	556	315	537	311
Funded defined benefit pension scheme	(73)	(159)	(73)	(159)
Unfunded defined benefit pension scheme	(37)	(40)	(37)	(40)
Total net assets/(liabilities)	446	116	427	112

Remeasurement (gains)/losses recognised in other comprehensive income during the year were as follows:

			Group
	2015	2014	2013
	£m	£m	£m
Remeasurement of defined benefit schemes	(319)	(132)	564

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

An expense of £50m (2014: £52m, 2013: £38m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2015, 2014 and 2013.

b) Defined benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main pension scheme is the Santander (UK) Group Pension Scheme. It comprises seven legally segregated sections under the terms of a merger of former schemes operated by Santander UK plc agreed in 2012. The scheme covers 19% (2014: 23%) of the Santander UK group’s employees, and is a closed funded defined benefit scheme. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

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

The Trustees of the Santander (UK) Group Pension Scheme have developed the following investment principles:

-	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules;
-	To limit the risk of the assets failing to meet the liabilities, over the long term and on a shorter-term basis as required by prevailing legislation; and
-	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

Annual Report 2015

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

The total amount charged/(credited) to the income statement, including any amounts classified as redundancy costs and in discontinued operations was as follows:

	Group
	2015 £m	2014 £m	2013 £m
Net interest expense/(income)	(4)	13	1
Current service cost	37	34	38
Past service cost/(credit)	2	(230)	-
Administration costs	6	7	9
	41	(176)	48

In 2014, following a review of the Santander (UK) Group Pension Scheme, pension arrangements for colleagues in that scheme were amended through the introduction of a cap on pensionable pay increases by 1% per annum from 1 March 2015. The impact of this change was a reduction in the defined benefit obligation of £230m, partially offset by one off contribution to the defined contribution scheme for affected member of £10m and implementation costs of £2m. Consequently, a net gain of £218m was recognised in the income statement during the year as set out in Note 6.

The amounts recognised in other comprehensive income for each of the five years indicated were as follows:

	Group
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Return on plan assets (excluding amounts included in net interest expense)	164	(1,048)	(135)	(117)	(105)
Actuarial (gains)/losses arising from changes in demographic assumptions	(67)	129	21	-	-
Actuarial (gains)/losses arising from experience adjustments	(202)	59	22	(28)	136
Actuarial (gains)/losses arising from changes in financial assumptions	(211)	728	656	328	6
Cumulative actuarial reserve acquired with subsidiary	(3)	-	-	-	-
Remeasurement of defined benefit pension schemes	(319)	(132)	564	183	37

The net (liability)/asset recognised in the balance sheet was determined as follows:
	Group
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Present value of defined benefit obligation	(9,004)	(9,314)	(8,432)	(7,554)	(7,072)
Fair value of plan assets	9,450	9,430	7,878	7,503	7,097
Net defined benefit asset/(obligation)	446	116	(554)	(51)	25

	Company
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Present value of defined benefit obligation	(8,953)	(9,299)	(8,420)	(7,542)	(7,061)
Fair value of plan assets	9,380	9,411	7,860	7,487	7,082
Net defined benefit asset/(obligation)	427	112	(560)	(55)	21

262  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

Movements in the present value of defined benefit obligations during the year were as follows:

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Balance at 1 January	(9,314)	(8,432)	(9,299)	(8,420)
Assumed through business combinations	(34)	-	-	-
Current service cost	(25)	(25)	(25)	(25)
Current service cost paid by subsidiaries	(2)	-	(2)	-
Current service cost paid by fellow Banco Santander group subsidiaries	(10)	(9)	(9)	(9)
Interest cost	(338)	(367)	(336)	(366)
Employer salary sacrifice contributions	(7)	(7)	(7)	(9)
Past service cost	(2)	230	(2)	230
Remeasurement gains/(losses):
- Actuarial gains/(losses) arising from changes in demographic assumptions	67	(129)	67	(126)
- Actuarial gains/(losses) arising from experience adjustments	202	(59)	202	(58)
- Actuarial gains/(losses) arising from changes in financial assumptions	211	(728)	211	(728)
Benefits paid	248	212	247	212
Balance at 31 December	(9,004)	(9,314)	(8,953)	(9,299)
Movements in the fair value of scheme assets during the year were as follows:
	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Balance at 1 January	9,430	7,878	9,411	7,860
Acquired through business combinations	47	-	-	-
Interest income	342	354	340	353
Return on plan assets (excluding amounts included in net interest expense)	(164)	1,048	(164)	1,048
Contributions paid by employer and scheme members	37	360	35	360
Contributions paid by fellow Banco Santander group subsidiaries	12	9	11	9
Administration costs paid	(6)	(7)	(6)	(7)
Benefits paid	(248)	(212)	(247)	(212)
Balance at 31 December	9,450	9,430	9,380	9,411

Costs of £6m (2014: £7m, 2013: £8m) and £6m (2014: £7m, 2013: £8m) associated with the management of scheme assets have been deducted from the interest income on plan assets for the Santander UK group and the Company, respectively.

The following tables provide information on the composition and fair value of the plan assets at 31 December 2015 and 2014.

2015

					Group
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	122	1	6	-	128	1
Overseas equities	1,668	18	393	4	2,061	22
Corporate bonds	2,225	24	96	1	2,321	25
Government fixed interest bonds	175	2	-	-	175	2
Government index linked bonds	2,560	27	-	-	2,560	27
Property	-	-	1,402	15	1,402	15
Cash	-	-	169	1	169	1
Other	-	-	634	7	634	7
	6,750	72	2,700	28	9,450	100
2014
UK equities	490	5	9	-	499	5
Overseas equities	1,621	17	70	1	1,691	18
Corporate bonds	2,482	26	3	-	2,485	26
Government fixed interest bonds	196	2	2	-	198	2
Government index linked bonds	2,580	28	-	-	2,580	28
Property	-	-	1,124	12	1,124	12
Cash	-	-	257	3	257	3
Other	3	-	593	6	596	6
	7,372	78	2,058	22	9,430	100

Annual Report 2015

Financial statements

2015

					Company
	Quoted prices in active markets		Prices not quoted in active markets			Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	122	1	-	-	122	1
Overseas equities	1,668	18	380	4	2,048	22
Corporate bonds	2,225	24	52	1	2,277	25
Government fixed interest bonds	175	2	-	-	175	2
Government index linked bonds	2,560	27	-	-	2,560	27
Property	-	-	1,402	15	1,402	15
Cash	-	-	168	2	168	2
Other	-	-	628	6	628	6
	6,750	72	2,630	28	9,380	100

2014
UK equities	490	5	6	-	496	5
Overseas equities	1,621	17	67	1	1,688	18
Corporate bonds	2,482	26	-	-	2,482	26
Government fixed interest bonds	196	2	-	-	196	2
Government index linked bonds	2,580	28	-	-	2,580	28
Property	-	-	1,117	12	1,117	12
Cash	-	-	256	3	256	3
Other	3	-	593	6	596	6
	7,372	78	2,039	22	9,411	100

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

The actual gains on scheme assets for the Santander UK group and the Company were £177m (2014: £1,402m, 2013: £463m) and £176m (2014: £1,401m, 2013: £463m), respectively.

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2015 and 2014. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

The investment policy and performance of the scheme is monitored regularly by Santander UK plc and the Santander (CF) Trustee to ensure that the risk and return profile of investments meets objectives. Any changes to the investment policy are agreed with the Santander (UK) Group Pension Scheme Trustee and documented in the Statement of Investment Policy for the Common Investment Fund.

The strategic asset allocation target is an asset mix based on 25% quoted equities, 50% debt instruments (including gilts, index-linked gilts, and corporate bonds) and 25% property and alternatives. A strategy is in place to manage interest rate and inflation risk relating to the liabilities. At 31 December 2015, the Santander (UK) Group Pension Scheme held interest rate swaps with a gross notional value of £980m (2014: £980m) and inflation swaps with a gross notional value of £1,048m (2014: £1,048m) for the purposes of liability matching.

Funding

In June 2014 in compliance with the Pensions Act 2004, the trustees and the Santander UK group agreed to a new recovery plan (the Defined Benefit Deficit Repair Plan) and schedule of contributions following the finalisation of the 31 March 2013 actuarial valuation. The funding target for this actuarial valuation is for the schemes to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with terms of the trustee agreement, the Santander UK group contributed £nil (2014: £321m) to the schemes in the year, of which £nil was in respect of agreed deficit contributions from 1 July 2014 to 31 March 2016. The agreed schedule of the Santander UK group’s remaining contributions to the schemes comprises contributions of £101m in 2016 and £140m each year from 2017 increasing by 5% to 31 March 2023.

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	Group and Company
	2015%	2014%	2013%
To determine benefit obligations:
- Discount rate for scheme liabilities	3.7	3.6	4.5
- General price inflation	3.0	3.0	3.4
- General salary increase	1.0	1.0	3.4
- Expected rate of pension increase	2.8	2.8	3.2

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
- Males	27.7	27.9	29.0
- Females	30.2	30.3	29.6
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	29.9	30.2	31.4
- Females	32.2	32.3	31.2

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

As part of the triennial actuarial valuations an independent analysis of the Santander (UK) Group Pension Scheme’s actual mortality experience and expected mortality experience based on postcode, pension size, type of retirement and gender is carried out. The review for the March 2010 valuation determined the Continuous Mortality Investigation Table “S1 Light” with a 103% loading for probability of death should be used for male and female members of the scheme. Following the March 2013 actuarial valuation review, to reflect expected differences in life expectancy the adjustment adopted in 2014 and 2015 was a loading for the probability of death of 116% for male members and 98% for female members (2013: 103% for both male and female members).

Allowance was then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Table “S1 Light” with a future improvement underpin of 1.5% for male members and 1% for female members following the March 2010 review. For 2014 and 2015 to reflect the March 2013 review the adjustment was changed to 1.5% for male members and 1.25% for female members (2013: 1.5% for males and 1% for females). The assumptions at 31 December 2015 are the same as those used by the scheme actuary in his ‘neutral’ assessment of the scheme at the latest actuarial valuation date.

The combined changes in 2014 led to a 1.1 year decrease in assumed male life expectancy and a 0.7 year increase in female life expectancy. In October 2015 the Continuous Mortality Investigation published a revised projection model that showed a 0.2 year decrease in assumed male life expectancy and a 0.1 decrease in female life expectancy. The table above shows that a participant retiring at age 60 at 31 December 2015 is assumed to live for, on average, 27.7 years in the case of a male member and 30.2 years in the case of a female member (2014: 27.9 years male and 30.3 years female). In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all assumptions constant.

		Increase/(decrease)
		2015 £m	2014 £m
Discount rate	Change in pension obligation at year end from a 25 bps increase	(434)	(420)
	Change in pension cost for the year from a 25 bps increase	(16)	(19)

General price inflation	Change in pension obligation at year end from a 25 bps increase	278	307
	Change in pension cost for the year from a 25 bps increase	10	13

General salary increase	Change in pension obligation at year end from a 25 bps increase	n/a	n/a

Mortality	Change in pension obligation at year end from each additional year of longevity assumed	218	226

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

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m
2016	263
2017	281
2018	300
2019	320
2020	342
Five years ending 2025	2,099

The average duration of the defined benefit obligation at 31 December 2015 was 19.8 years (2014: 20.2 years) and comprised:

	2015 years	2014 years
Active members	25.4	25.9
Deferred members	24.3	24.9
Retired members	13.7	13.9

Annual Report 2015

Financial statements

35. CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Guarantees given by Santander UK plc to its subsidiaries	-	-	86,153	93,481
Guarantees given to third parties	1,568	1,825	1,255	1,514
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	3,606	6,692	1,376	5,457
- More than one year	32,147	26,142	19,690	14,868
Other contingent liabilities	-	1	-	1
	37,321	34,660	108,474	115,321

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Guarantees given by Santander UK plc to its subsidiaries

Santander UK plc has fully and unconditionally guaranteed the obligations of each of Abbey National Treasury Services plc and Cater Allen Limited, both of which are wholly owned subsidiaries of the Santander UK group that have been or will be incurred before 30 June 2017. In addition, Santander UK plc has fully and unconditionally guaranteed the deposit obligations of Abbey National International Limited (ANIL), a wholly owned subsidiary of Santander UK plc that were incurred before 30 June 2015. With effect from 1 June 2015, the deposit taking business of ANIL was transferred to Santander UK plc, Jersey branch. As a result, the deposit obligations of ANIL are now direct obligations of Santander UK plc and the guarantee ceased in relation to the transferred business from 1 June 2015. The deed poll guarantee for Abbey Stockbrokers Limited to 30 June 2015 was not renewed.

Capital Support Deed

Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

Domestic Liquidity Sub-group (DoLSub)

Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited form the DoLSub under the PRA’s regulatory liquidity rules. Each member of the DoLSub is required to support the others by transferring surplus liquidity in times of stress. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date.

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

FSCS

As described in Note 33, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. The EU’s Recovery and Resolution Directive includes a requirement to pre-fund national resolution funds. The quantification and timing of any additional levy as a result of the pre-funding have yet to be determined and hence, although the Santander UK group’s share could be significant, no provision has yet been recognised.

Loan representations and warranties

In connection with the securitisations and covered bond transactions described in Note 17, the Santander UK group entities selling the relevant loans into the applicable securitisation or covered bond portfolios make representations and warranties with respect to such loans, in each case as of the date of the sale of the loans into the applicable portfolio. These representations and warranties cover, among other things, the ownership of the loan by the relevant Santander UK group entity, absence of a material breach or default by the relevant borrower under the loan, the loan’s compliance with applicable laws and absence of material disputes with respect to the relevant borrower, asset and loan. The specific representations and warranties made by Santander UK group companies which act as sellers of loans in these securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure. In addition, market conditions and credit rating agency requirements may affect the representations and warranties required of the relevant Santander UK group companies in these transactions.

266  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-backed securitisations or the covered bond transaction included in Note 17, or if such representations and warranties prove to be materially untrue as at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans (generally at their outstanding principal balance plus accrued interest). These securitisation and covered bond transactions are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. In addition, Santander UK plc’s credit policy explicitly prohibits such lending.

Similarly, under the auto loan securitisations in Note 17, in the event that there is a breach or inaccuracy in respect of a representation or warranty relating to the loans, the relevant Santander UK group entity who sold the auto loans into the securitisation portfolio, will be required to repurchase such loans from the structure (also at their outstanding principal balance plus accrued interest). In addition to breaches of representation and warranties, under the auto loan securitisations, the seller may also have a repurchase obligation if certain portfolio limits are breached (which include, amongst other things, limits as to the size of a loan given to an individual customer, LTV ratio, average term to maturity and average seasoning).

In the case of a repurchase of a loan from the relevant securitisation or covered bond portfolio, the Santander UK group may bear any subsequent credit loss on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

Details of the outstanding balances under the securitisation and covered bond transactions originated by Santander UK group companies are set out in Note 17.

Regulatory

The Santander UK group engages in discussion, and co-operates, with the FCA and other bodies in their supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of general thematic work and in relation to specific products and services. The position will be monitored with particular reference to those reviews currently in progress and where it is not yet possible to reliably determine their outcome.

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

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 39.

Other off-balance sheet commitments

The Santander UK group has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk review.

Operating lease commitments

		Group	Company
	2015 £m	2014 £m	2015 £m	2014 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	79	67	68	57
- Later than 1 year but no later than 5 years	272	227	234	192
- Later than 5 years	144	112	119	80
	495	406	421	329

Under the terms of these leases, the Santander UK group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Santander UK group has the option to reacquire the freehold of certain properties.

Santander UK group rental expense comprises:

	Group
	2015 £m	2014 £m	2013 £m
In respect of minimum rentals	61	67	61

In 2015 and 2014, there was no contingent rent expense included in the above rental expense.

Annual Report 2015

Financial statements

36. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	2015 £m	2014 £m
Ordinary share capital	3,105	3,105
£300m fixed/floating rate non-cumulative callable preference shares	14	35
£300m Step-up Callable Perpetual Reserve Capital Instruments	235	297
£300m Step-up Callable Perpetual Preferred Securities	7	7
Additional Tier 1 securities:
- £750m Perpetual Capital Securities	750	-
- £300m Perpetual Capital Securities	300	300
- £500m Perpetual Capital Securities	500	500
	4,911	4,244

a) Share capital

	Group and Company
Issued and fully paid share capital	Ordinary shares of £0.10 each		£300m Preference shares of £1,000 each		£325m Preference shares of £1 each		Total £m
	No.	£m	No.	£m	No.	£m	£m
At 1 January 2015	31,051,768,866	3,105	34,933	35	325,000,000	325	3,465
Repurchase of preference shares	-	-	(21,136)	(21)	-	-	(21)
At 31 December 2015	31,051,768,866	3,105	13,797	14	325,000,000	325	3,444

At 1 January 2014	31,051,768,866	3,105	300,002	300	325,000,000	325	3,730
Repurchase of preference shares	-	-	(265,069)	(265)	-	-	(265)
At 31 December 2014	31,051,768,866	3,105	34,933	35	325,000,000	325	3,465

	Group and Company
Share premium	2015 £m	2014 £m
At 1 January and 31 December	5,620	5,620

The Company has one class of ordinary shares which carries no right to fixed income. The Company’s £325m sterling preference shares are classified as Subordinated Liabilities as described in Note 31.

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

As part of a capital management exercise, 61% of the then outstanding preferences shares were re-purchased from the Company’s immediate parent, Santander UK Group Holdings plc on 11 June 2015.

b) Other equity instruments

£300m Step-up Callable Perpetual Reserve Capital Instruments

The £300m Step-up Callable Perpetual Reserve Capital Instruments were issued in 2001 by Santander UK plc. Reserve Capital Instruments are redeemable by Santander UK plc on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the PRA and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met. The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five-year benchmark gilt rate. Interest payments may be deferred by Santander UK plc. The Reserve Capital Instruments are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed. Where interest payments have been deferred, the Company may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Reserve Capital Instruments and Tier One Preferred Income Capital Securities. The Reserve Capital Instruments are unsecured securities of Santander UK plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding loan capital of Santander UK plc. Upon the winding up of Santander UK plc, holders of Reserve Capital Instruments will rank pari passu with the holders of the most senior class(es) of preference shares (if any) of Santander UK plc then in issue and in priority to all other Santander UK plc shareholders. No such redemption may be made without the consent of the PRA. As part of a capital management exercise, 21% of the then outstanding Reserve Capital Instruments were re-purchased on 11 June 2015.

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

Other equity instruments include AT1 securities issued by the Company in 2014 and 2015. The AT1 securities are perpetual securities with no fixed maturity and qualify as AT1 instruments under the CRD IV.

The £500m and £300m Perpetual Capital Securities issued in 2014 and the £750m Perpetual Capital Securities issued in 2015 meet the CRD IV AT1 rules and are fully recognised as AT1 capital.

268  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

£750m Perpetual Capital Securities

On 10 June 2015, the Company issued £750m Perpetual Capital Securities, of which 100% was subscribed by the Company’s immediate parent, Santander UK Group Holdings plc. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from September 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.375% per annum until 24 June 2022; thereafter, the distribution rate resets every five years to a rate of 5.543% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 June 2022 or on any reset date thereafter. No such redemption may be made without the consent of the PRA.

£300m Perpetual Capital Securities

On 2 December 2014, the Company issued £300m Perpetual Capital Securities to its immediate parent company, Santander UK Group Holdings plc. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.60% per annum until 24 December 2019; thereafter, the distribution rate resets every five years to a rate 6.066% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 December 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA. In turn, Santander UK Group Holdings plc issued a similar security. The issuance was 100% subscribed by Banco Santander SA.

£500m Perpetual Capital Securities

On 24 June 2014, the Company issued £500m Perpetual Capital Securities to its immediate parent company, Santander UK Group Holdings plc. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 6.475% per annum until 24 June 2019; thereafter, the distribution rate resets every five years to a rate 4.291% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 June 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA. In turn, Santander UK Group Holdings plc issued a similar security. The issuance was 100% subscribed by Banco Santander SA.

37. NON-CONTROLLING INTERESTS

	2015 £m	2014 £m
PSA Finance UK Limited	135	-

Non-controlling interests represent a 50% ordinary shareholding in PSA Finance UK Limited, see Note 46 for further information.

Movements in non-controlling interests were as follows:

	Group
	2015 £m	2014 £m
At 1 January	-	-
Acquisition of PSA Finance UK Limited	109	-
Share of profit for the year	25	-
Share of other comprehensive income - gains on remeasurement of defined benefit pension obligations	1	-
At 31 December	135	-

Annual Report 2015

Financial statements

38. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
Profit for the year	964	1,110	890	115	1,346	225
Non-cash items included in profit:
Depreciation and amortisation	295	482	248	243	437	205
Amortisation of (discounts)/premiums on debt securities	67	(22)	55	20	(22)	10
Provisions for other liabilities and charges	762	416	215	719	379	87
Impairment losses	156	369	576	152	348	2,413
Corporation tax charge	381	289	211	227	302	65
Other non-cash items	151	(24)	284	215	698	(383)
Pension charge/(credit) for defined benefit pension schemes	29	(204)	29	27	24	27
	2,805	2,416	2,508	1,718	3,512	2,649
Changes in operating assets and liabilities:
Net change in cash and balances held at central banks	(22)	(3)	(112)	(19)	(3)	(98)
Net change in trading assets	(4,237)	(4,989)	(251)	-	-	-
Net change in derivative assets	2,110	(2,972)	10,097	109	(951)	2,438
Net change in financial assets designated at fair value	480	(133)	1,064	23	(82)	43
Net change in loans and advances to banks and customers	(7,789)	(3,559)	5,681	(15,510)	52,158	19,871
Net change in other assets	(532)	(6)	1,137	(313)	(293)	193
Net change in deposits by banks and customers	9,399	6,565	(3,002)	21,405	(97,772)	(3,399)
Net change in derivative liabilities	(1,224)	3,869	(9,998)	874	351	(248)
Net change in trading liabilities	(2,606)	(5,942)	(21)	-	-	-
Net change in financial liabilities designated at fair value	27	240	(38)	-	-	-
Net change in debt securities in issue	(1,166)	310	(1,416)	-	-	(3)
Net change in other liabilities	(138)	(567)	(1,476)	(196)	(1,020)	(1,176)
Effects of exchange rate differences	(585)	(613)	702	(104)	66	(182)
Net cash flow (used in)/from operating activities before tax	(3,478)	(5,384)	4,875	7,987	(44,034)	20,088
Corporation tax paid	(419)	(149)	(118)	(132)	(59)	(87)
Net cash flow (used in)/from operating activities	(3,897)	(5,533)	4,757	7,855	(44,093)	20,001

b) Analysis of cash and cash equivalents in the balance sheet

		Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Cash and balances at central banks	16,842	22,562	14,562	18,102
Less: regulatory minimum cash balances	(340)	(318)	(300)	(281)
	16,502	22,244	14,262	17,821
Net trading other cash equivalents	2,068	3,966	-	-
Net non-trading other cash equivalents	1,781	1,153	13,691	4,214
Cash and cash equivalents	20,351	27,363	27,953	22,035

In 2015, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 and is still ongoing, to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013. The effect of this change on the Company reduced intercompany balances in 2015 and 2014, including intercompany loans that qualified as cash equivalents, thereby reducing the Company’s cash and cash equivalents balance, as well as loans and advances to banks and deposits by banks and hence cash flows from operating activities. See Notes 15 and 26.

c) Acquisition of subsidiaries

Consideration paid in connection with the acquisition of PSA Finance UK Limited on 3 February 2015 that was satisfied by cash and cash equivalents is set out in Note 46.

d) Sale of subsidiaries, associated undertakings and businesses, and discontinued operations

In 2013, Santander UK plc sold its co-brand credit cards business for cash consideration of £660m. The net assets disposed of consisted of loans to customers of £670m. In 2015, the net cash flows attributable to the operating activities of discontinued operations were £nil (2014: £nil, 2013: £5m outflow). There were no net cash flows attributable to the investing and financing activities of discontinued operations in 2015, 2014 or 2013.

270  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

39. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
On balance sheet:
Treasury bills and other eligible securities	5,224	8,023	-	-
Cash	3,554	3,072	98	88
Loans and advances to customers - securitisations and covered bonds (See Note 17)	47,501	53,370	-	-
Loans and advances to customers	4,348	3,482	2,834	3,482
Debt securities	1,169	1,615	271	1,088
Equity securities	6,178	4,032	-	-
	67,974	73,594	3,203	4,658
Off balance sheet:
Treasury bills and other eligible securities	9,871	17,476	2,167	2,169
Debt securities	373	177	5,545	6,038
Equity securities	709	1,333	-	-
	10,953	18,986	7,712	8,207

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2015 was £13,868m (2014: £21,855m), of which £(6,543)m (2014: £(7,765)m) were classified within ‘loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

As described in Note 17, Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2015, £947m (2014: £1,789m) of loans were so assigned by the Santander UK group.

A subsidiary of the Company has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2015, the pool of ring-fenced residential mortgages for the covered bond programme was £23,613m (2014: £25,598m).

At 31 December 2015, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £25,885m (2014: £32,373m), including gross issuance of £3,068m (2014: £4,023m) and redemptions of £9,840m (2014: £8,440m). At 31 December 2015, a total of £11,110m (2014: £14,373m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £5,393m at 31 December 2015 (2014: £6,444m), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £20,547m at 31 December 2015 (2014: £22,048m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2015, £3,554m (2014: £3,072m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table above.

Annual Report 2015

Financial statements

b) Collateral accepted as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group			Company
	2015 £m	2014 £m	2015 £m	2014 £m
On balance sheet:
Trading liabilities	1,559	1,905	-	-
Deposits by banks	1,443	1,701	1,047	1,002
	3,002	3,606	1,047	1,002
Off balance sheet:
Trading liabilities	16,870	24,207	2,167	4,741
Deposits by banks	499	-	-	-
	17,369	24,207	2,167	4,741

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2015, the fair value of such collateral received was £3,996m (2014: £6,956m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £13,373m at 31 December 2015 (2014: £17,251m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2015, £3,002m (2014: £3,606m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

40. SHARE-BASED COMPENSATION

The Santander UK group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Long-Term Incentive Plan and the Deferred Shares Bonus Plan. The Santander UK group’s other current arrangement and scheme, respectively, are free shares awarded to eligible employees and partnership shares. All the share options and awards relate to shares in Banco Santander SA.

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the year for liabilities arising from share-based payment transactions was £nil (2014: £10m), none of which had vested at 31 December 2015 (2014: nil). Cash received from the exercise of share options was £nil (2014: £1m, 2013: £nil).

The main schemes are:

a) Sharesave Schemes

The Santander UK group launched its eigth HM Revenue & Customs approved Sharesave Scheme under Banco Santander SA ownership in September 2015. The first seven Sharesave Schemes were launched each year from 2008 to 2014 in the month of September under broadly similar terms as the 2015 Scheme. Under, the Sharesave Scheme’s current HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the expiry of a fixed term of three or five years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest in which the option can be exercised.

272  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

The fair value of each Sharesave option for 2015, 2014 and 2013 has been estimated at the date of acquisition or grant using a Partial Differentiation Equation model with the following assumptions:

	2015	2014	2013
Risk free interest rate	1.06%-1.37%	1.56%-1.97%	1.2%-1.7%
Dividend yield	6.91%-7.36%	10.16%-10.82%	16%-19%
Expected volatility of underlying shares based upon implied volatility to the maturity date of each scheme	28.54%-29.11%	24.16%-24.51%	32.15%-32.32%
Expected lives of options granted under 3 and 5 year schemes	3 & 5 years	3 & 5 years	3 & 5 years

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

Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market-related vesting conditions are met, provided that the non-market vesting conditions are met. Share price volatility has been based upon the range of implied volatility for the Banco Santander SA shares at the strikes and tenors in which the majority of the sensitivities lie.

The following table summarises the movement in the number of share options during the year, together with the changes in weighted average exercise price over the same period.

	2015		2014		2013
	Number of options ‘000s	Weighted average exercise price £	Number of options ‘000s	Weighted average exercise price £	Number of options ‘000s	Weighted average exercise price £
Options outstanding at the start of the year	19,122	4.19	15,895	3.98	14,802	4.23
Options granted during the year	14,074	3.13	6,745	4.91	4,340	3.69
Options exercised during the year	(1,839)	3.75	(1,375)	4.36	(78)	4.02
Options forfeited/expired during the year	(6,595)	4.50	(2,143)	4.85	(3,169)	4.72
Options outstanding at the end of the year	24,762	3.53	19,122	4.19	15,895	3.98
Options exercisable at the end of the year	2,807	3.76	517	5.28	609	7.22

The weighted average grant-date fair value of options granted under the Sharesave scheme during the year was £0.50 (2014: £0.56, 2013: £0.39). The weighted average share price at the date the share options were exercised was £3.79 (2014: £5.59, 2013: £5.17).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2015 and 2014.

	2015		2014
	Options outstanding		Options outstanding
Range of exercise prices	Weighted average remaining contractual life years	Weighted average exercise price £	Weighted average remaining contractual life years	Weighted average exercise price £
Between £3 and £4	3	3.32	2	3.67
Between £4 and £5	2	4.84	3	4.85
Between £6 and £7	-	-	1	6.46

b) Long-Term Incentive Plan (LTIP)

The LTIP was reintroduced in 2014 and amended for 2015 awards under which conditional cash awards were made to certain Executive Directors, Key Management Personnel (as defined in Note 41) and other nominated individuals which are converted into shares in Banco Santander SA at the time of vesting and deferred for three years.

The LTIP plans granted in 2015 and 2014 involve a one-year performance cycle for vesting with further three year performance conditions applied to the deferral of 2015 awards. Beneficiaries were allocated an initial award determined in GBP which was converted into shares in Banco Santander SA in January 2015 and January 2016 respectively. The 2014 LTIP vested at 100% in January 2015 based on Banco Santander SA’s relative Total Shareholder Return (‘TSR’) performance in 2014 versus a comparator group and deferred over three years. The 2015 LTIP vested at 91.5% in January 2016 based on Banco Santander SA’s Earnings Per Share (EPS) and Return on Tangible Equity (RoTE) performance against budget in 2015 and deferred for three years.

2015 LTIP

For the 2015 LTIP, the vested award will be deferred and payable in 2019 subject to Banco Santander SA’s continuing relative EPS performance to comparators, RoTE and other non-financial metrics such as Top 3 best bank to work for, Top 3 in customer satisfaction and loyal customers as well as continuing employment.

The following table summarises the movement in the value of conditional awards in the 2015 LTIP during 2015:

2015 £000
Conditional awards made during the year	6,769
Conditional awards exercised during the year	-
Conditional awards forfeited or cancelled during the year	-
Conditional awards outstanding at the end of the year	6,769

Annual Report 2015

Financial statements

In the case of 2015 LTIP, the EPS and RoTE criterion will determine the percentage of shares to be delivered, based on the following scale.

Employees will be allocated an initial award determined in GBP in 2015. However, the actual level awarded will be calculated at the beginning of 2016 and is subject to Banco Santander SA EPS and RoTE performance against 2015 budget:

Percentage of allocation to be awarded
Banco Santander SA’s EPS & RoTE 2015 vs budget	%
greater than 90%	100
75% to 90%	75 – 100
less than 75%	-

Once the award has been made it will be deferred over three years with further performance conditions. The amount that could vest after the deferral period will depend 25% on EPS growth vs Peers, 25% on RoTE, 20% on Top 3 best bank to work for, 15% on Top 3 bank in customer satisfaction and 15% on loyal customers. The peer group against whom the EPS growth will be measured is a comparator group of 17 financial institutions. EPS and RoTE will be measured over a three year period from 2015 to 2017, others will be tested once in 2017.

Percentage of maximum shares in that tranche to be delivered
Banco Santander SA’s place in the EPS ranking	%
1st to 5th	100
6th	87.5
7th	75
8th	62.5
9th	50
10th and below	-

Percentage of maximum shares in that tranche to be delivered
Banco Santander SA’s RoTE	%
12% or above	100
11%	75
Below 11%	-

On a country level 100% vests if rated top 3 best banks to work for and top 3 in customer satisfaction. 100% vests if the target for loyal customers is met in December 2017 weighted equally between Retail and Corporate customers.

For full vesting at the group level at least 6 of the 10 core countries for Santander should get the top 3 best bank to work for, must be top 3 in customer satisfaction in all 10 countries, must have 17 million retail and 1.1 million corporate loyal customers. A sliding scale applies below this threshold with 50% vesting if 15 million retail and 1 million corporate customers, any less would lead to no vesting.

2014 LTIP

For the 2014 LTIP, the vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander SA’s continuing relative TSR performance to comparators and continuing employment.

The following table summarises the movement in the value of conditional awards in the 2014 LTIP during 2015 and 2014:

	2015 £000	2014 £000
Conditional awards at the beginning of the year	5,355	-
Conditional awards made during the year	-	5,355
Conditional awards exercised during the year	-	-
Conditional awards forfeited or cancelled during the year	(253)	-
Conditional awards outstanding at the end of the year	5,102	5,355

In the case of 2014 LTIP, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander SA’s relative position among the group of benchmark financial institutions.

Employees will be allocated an initial award determined in GBP in 2014. However, the actual level awarded will be calculated at the beginning of 2015 and was subject to Banco Santander SA TSR versus the following comparator group of 15 banks in 2014:

Percentage of allocation to be awarded
Banco Santander SA’s place in the TSR ranking	%
1st to 8th	100
9th to 12th	50
13th and below	-

Once the award has been made it will be split into three equal amounts and deferred over three years. The amount that could vest each year will depend on Banco Santander SA’s ongoing TSR performance against the same comparator group of 15 banks and the award of each tranche will be subject to the following TSR ranking of the preceding years including 2014:

Percentage of maximum shares in that tranche to be delivered
Banco Santander SA’s place in the TSR ranking	%
1st to 4th	100
5th	87.5
6th	75
7th	62.5
8th	50
9th and below	-

See Note 41 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other individuals under the LTIP.

274  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

c) Deferred Shares

Deferred incentive awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2015, in compliance with the PRA Rulebook and Remuneration Code, conditional share awards were made to Santander UK employees (designated as Code Staff). Such employees receive part of their annual bonus as a deferred award comprising 50% in shares, and 50% in cash. Any deferred awards, including those in Banco Santander SA shares, are dependent on future service. For 2015 bonus awards, deferral of the award is over a three year period, with delivery of equal tranches of shares taking place on or around the anniversary of the initial award. Deferred awards in shares are subject to an additional one year retention period from the point of delivery.

Code Staff are required to defer either 40% or 60% of any annual bonus (40% for variable pay of less than £500,000, 60% for variable pay at or above this amount). Vesting of both deferred incentive awards and long-term incentive awards is subject to risk and performance adjustment in the event of deficient performance and prudent financial control provisions in accordance with the PRA Rulebook and Remuneration Code. For Code Staff, any variable remuneration paid for performance after 1 January 2015, will also be subject to clawback in line with the PRA Rulebook and Remuneration Code.

d) Other arrangements and schemes

The Santander UK group also operates a Partnership Shares scheme for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can elect to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to purchase Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 1,772,800 shares were outstanding at 31 December 2015 (2014: 1,298,089 shares).

41. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

Directors’ remuneration	2015 £	2014 £	2013 £
Salaries and fees	4,694,260	5,469,334	5,206,511
Performance-related payments (1)	2,607,407	5,459,000	4,800,051
Other fixed remuneration (pension and other allowances & non-cash benefits)	1,002,320	1,064,984	939,359
Expenses	115,382	162,723	37,333
Total remuneration	8,419,369	12,156,041	10,983,254

Directors’ and Other Key Management Personnel remuneration
Short-term employee benefits(2)	19,950,608	24,812,667	25,328,174
Post-employment benefits	1,825,688	1,421,603	1,104,500
Share-based payments	400,948	154,506	66,411
	22,177,244	26,388,776	26,499,085
(1)	In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 40.
(2)	Excludes payments made as buy-outs of deferred performance-related payments in 2015 of £3,453,956 in connection with previous employment for five individuals (2014: £1,610,630 for three individuals; 2013: £2,128,003 for four individuals). Aggregate amounts shown for 2014 and 2013 have been re-stated to exclude these buy-outs where previously shown in the aggregate totals.

In 2015, the remuneration, excluding pension contributions, of the highest paid Director, was £3,957,819 (2014: £3,515,260) of which £1,760,000 (2014: £1,782,000) was performance related. In 2015, there was no pension benefit accrued for the highest paid Director but in respect of the qualifying past services to Santander UK to 31 May 2009 he has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. (2014: £nil, other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander SA). In addition, the highest paid Director was granted a conditional award of £240,000 shares under the LTIP during 2015 for services to Santander UK and was paid a buy-out of £1,800,000 relating to a deferred performance related award in respect of his previous employment.

b) Retirement benefits

Defined benefit pension schemes are provided to certain employees. See Note 34 for a description of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. in respect of the qualifying services to Santander UK and based on previous service with Santander UK to 31 May 2009 (2014: £15,450). Ex gratia pensions paid to former Directors of Santander UK plc in 2015, which have been provided for previously, amounted to £14,893 (2014: £14,893, 2013: £14,893). In 1992, the Board decided not to award any new such ex gratia pensions.

Annual Report 2015

Financial statements

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel (Defined as the Board of the Company and the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the course of normal banking business.

	2015		2014
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	10	3,768	14	3,497
Net movements in the year	8	1,724	(4)	271
At 31 December	18	5,492	10	3,768
Deposit, bank and instant access accounts and investments
At 1 January	18	16,882	20	6,420
Net movements in the year	8	(2,204)	(2)	10,462
At 31 December	26	14,678	18	16,882

During the year ended 31 December 2015, five Directors undertook sharedealing transactions through the Santander UK group’s execution-only stockbroker (2014: three Directors) with an aggregate net value of £156,699 (2014: £281,243). Any transactions were on normal business terms and standard commission rates were payable.

In 2015 and 2014, no Director held any interest in the shares of any company within Santander UK at any time and no Director exercised or was granted any rights to subscribe for shares in any company within Santander UK. In addition, in 2015 and 2014, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.

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

In 2015, loans were made to six Directors (2014: four Directors), with a principal amount of £28,733 outstanding at 31 December 2015 (2014: £819,949). In 2015, loans were made to twelve members of Santander UK’s Key Management Personnel (2014: six), with a principal amount of £5,462,770 outstanding at 31 December 2015 (2014: £2,947,704).

In 2015 and 2014, there were no other transactions, arrangements or agreements with Santander UK in which Directors or Key Management Personnel or persons connected with them had a material interest. In addition, in 2015 and 2014, no Director had a material interest in any contract of significance other than a service contract with Santander UK at any time during the year.

d) Santander Long-Term Incentive Plan

In 2015, one Executive Director (2014: three, 2013: none) and thirteen Other Key Management Personnel (2014: nine, 2013: none) were granted conditional awards under the Santander LTIP. Under the Santander LTIPs granted on 1 July 2010 and 1 July 2009 certain Executive Directors, Key Management Personnel and other nominated individuals were granted conditional awards of shares in Banco Santander SA.

In the case of the 2015 LTIP, employees were allocated an initial award determined in GBP in 2015 which was converted into shares in Banco Santander SA, in January 2016. The 2015 LTIP vested at 91.5% based on Banco Santander SA’s relative EPS and RoTE performance in 2015 versus a comparator group. The vested award will be deferred over three years and payable in 2019 subject to Banco Santander SA’s continuing relative performance to comparators of EPS, RoTE and other non-financial measures.

In the case of the 2014 LTIP, employees were allocated an initial award determined in GBP in 2014 which was converted into shares in Banco Santander SA in January 2015. The 2014 LTIP vested at 100% based on Banco Santander SA’s relative TSR performance in 2014 versus a comparator group. The vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander SA’s continuing relative TSR performance to comparators. From previous LTIP schemes, 0% of the 2010 conditional award vested in July 2013 and 0% of the 2011 conditional award vested in July 2014. In 2015, no LTIP shares vested for any Director from previous LTIP plans (2014: none).

276  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

42. RELATED PARTY DISCLOSURES

a) Parent undertaking and controlling party

The Company’s immediate parent is Santander UK Group Holdings plc, a company incorporated in England and Wales. The Company’s ultimate parent and controlling party is Banco Santander SA, a company incorporated in Spain. The smallest and largest groups into which the Santander UK group’s results are included are the group accounts of Santander UK Group Holdings plc and Banco Santander SA, respectively, copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN, on the corporate website (www.santander.co.uk) or on the Banco Santander corporate website (www.santander.com).

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year-end:

									Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2015 £m	2014 £m
Ultimate parent	(76)	(370)	(395)	99	74	98	1,458	2,119	(3,557)	(5,089)
Immediate parent	(3)	-	-	19	-	-	3	-	(1,960)	(250)
Fellow subsidiaries	(439)	(520)	(346)	743	867	851	1,077	649	(1,328)	(1,961)
Associates & joint ventures	(24)	(25)	(19)	-	-	-	849	776	(15)	(6)
	(542)	(915)	(760)	861	941	949	3,387	3,544	(6,860)	(7,306)

									Company
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2015 £m	2014 £m
Ultimate parent	(80)	(7)	-	152	83	40	31	23	(1,658)	(2,825)
Immediate parent	(3)	-	-	19	-	-	3	-	(1,960)	(250)
Subsidiaries	(2,366)	(3,426)	(3,705)	3,853	3,812	6,683	33,450	14,132	(58,468)	(52,067)
Fellow subsidiaries	(120)	(131)	(160)	443	510	561	19	7	(702)	(1,029)
Associates & joint ventures	-	-	-	-	-	-	-	-	(12)	-
	(2,569)	(3,564)	(3,865)	4,467	4,405	7,284	33,503	14,162	(62,800)	(56,171)

In 2015, the Company issued £750m Perpetual Capital Securities, of which 100% was subscribed by the Company’s immediate parent, Santander UK Group Holdings plc. In 2014, the Company issued £800m Perpetual Capital Securities to its immediate parent company, Santander UK Group Holdings plc which were 100% subscribed by Banco Santander SA. Details of these securities can be found in Note 36. In turn, Santander UK Group Holdings plc issued similar securities.

In 2015, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 and is still ongoing, to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

Further information on balances due from/(to) other Banco Santander group companies is set out in the section ‘Balances with other Banco Santander group companies’ in the Risk review. In 2013, Banco Santander SA sold 50% of its interest in its international asset management business to US private equity investors. Santander UK plc has guaranteed certain of Banco Santander SA’s obligations under the transaction. Under the terms of the transaction, Santander UK plc’s obligations are fully cash collateralised by Banco Santander SA at all times so that Santander UK plc has no residual credit exposure. The amount of cash collateral in relation to this transaction was £1,002m at 31 December 2015 (2014: £943m) and has been included in Deposits by banks. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 34. Further information on related party transactions during the year and balances outstanding at the year-end is described in the other Notes.

Except for the intercompany funding arrangements described above, the above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

Annual Report 2015

Financial statements

43. FINANCIAL INSTRUMENTS

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

						Group
						2014
	Held at fair value	Held at amortised cost	Total	Held at fair value	Held at amortised cost	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	-	16,842	16,842	-	22,562	22,562
Trading assets	23,961	-	23,961	21,700	-	21,700
Derivative financial instruments	20,911	-	20,911	23,021	-	23,021
Financial assets designated at fair value	2,398	-	2,398	2,881	-	2,881
Loans and advances to banks	-	3,548	3,548	-	2,057	2,057
Loans and advances to customers	-	198,045	198,045	-	188,691	188,691
Loans and receivables securities	-	52	52	-	118	118
Available-for-sale securities	9,012	-	9,012	8,944	-	8,944
Macro hedge of interest rate risk	-	781	781	-	963	963
	56,282	219,268	275,550	56,546	214,391	270,937
Non-financial assets			5,856			5,040
			281,406			275,977
Liabilities
Deposits by banks	-	8,278	8,278	-	8,214	8,214
Deposits by customers	-	164,074	164,074	-	153,606	153,606
Trading liabilities	12,722	-	12,722	15,333	-	15,333
Derivative financial liabilities	21,508	-	21,508	22,732	-	22,732
Financial liabilities designated at fair value	2,016	-	2,016	2,848	-	2,848
Debt securities in issue	-	49,615	49,615	-	51,790	51,790
Subordinated liabilities	-	3,885	3,885	-	4,002	4,002
Macro hedge of interest rate risk	-	110	110	-	139	139
	36,246	225,962	262,208	40,913	217,751	258,664
Non-financial liabilities			3,539			3,120
			265,747			261,784

						Company
			2015			2014
	Held at fair value	Held at amortised cost	Total	Held at fair value	Held at amortised cost	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	-	14,562	14,562	-	18,102	18,102
Derivative financial instruments	3,302	-	3,302	3,412	-	3,412
Financial assets designated at fair value	60	-	60	83	-	83
Loans and advances to banks	-	18,962	18,962	-	6,073	6,073
Loans and advances to customers	-	181,608	181,608	-	170,211	170,211
Loans and receivables securities	-	4,991	4,991	-	4,598	4,598
Available-for-sale securities	7,828	-	7,828	6,405	-	6,405
Macro hedge of interest rate risk	-	(35)	(35)	-	7	7
	11,190	220,088	231,278	9,900	198,991	208,891
Non-financial assets			10,380			9,914
			241,658			218,805
Liabilities
Deposits by banks	-	28,268	28,268	-	12,553	12,553
Deposits by customers	-	189,291	189,291	-	183,788	183,788
Derivative financial liabilities	3,028	-	3,028	2,154	-	2,154
Debt securities in issue	-	-	-	-	112	112
Subordinated liabilities	-	3,951	3,951	-	4,065	4,065
Macro hedge of interest rate risk	-	(5)	(5)	-	-	-
	3,028	221,505	224,533	2,154	200,518	202,672
Non-financial liabilities			3,174			2,689
			227,707			205,361

278  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

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

The Santander UK group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group can access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.
Level 2:	Quoted prices in inactive markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers and debt securities in issue.
Level 3:	Significant inputs to the pricing or valuation techniques are unobservable. Level 3 positions include exchange rate derivatives, equity and credit derivatives, loans and advances to customers, debt securities, equity securities and debt securities in issue.

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

The appropriate measurement levels are regularly reviewed. Underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. Changes in the observability of significant valuation inputs during the reporting period may result in a transfer of assets and liabilities within the fair value hierarchy. The Santander UK group recognises transfers between levels of the fair value hierarchy when there is a significant change in either its principal market or the level of observability of the inputs to the valuation techniques as at the end of the reporting period.

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

Annual Report 2015

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

Unrecognised gains as a result of the use of valuation models using unobservable inputs (Day One profits)

The timing of recognition of deferred day one profit and loss is determined individually. It is deferred until either the instrument’s fair value can be determined using market observable inputs or is realised through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without immediate reversal of deferred day one profits and losses.

c) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2015 and 2014, including their levels in the fair value hierarchy – level 1, level 2 and level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. There were no financial instruments carried at amortised cost whose fair values would be classified in level 1.

						Group
		2015				2014
		Fair value				Fair value
		Level 2	Level 3	Total	Carrying value	Level 2	Level 3	Total	Carrying value
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		3,006	431	3,437	3,548	1,210	798	2,008	2,057

Loans and advances to customers	Advances secured on residential property	-	156,105	156,105	152,837	-	151,265	151,265	149,861
	Corporate loans	6,426	24,821	31,247	31,515	5,671	23,718	29,389	29,445
	Other advances	-	13,685	13,685	13,693	-	9,464	9,464	9,385
		6,426	194,611	201,037	198,045	5,671	184,447	190,118	188,691

Loans and receivables securities		63	-	63	52	135	-	135	118

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	4,265	-	4,265	4,209	4,909	-	4,909	4,797
	Other deposits	3,577	501	4,078	4,069	3,172	671	3,843	3,417
		7,842	501	8,343	8,278	8,081	671	8,752	8,214

Deposits by customers	Current and demand accounts	-	76,193	76,193	76,193	-	64,766	64,766	64,766
	Savings accounts	-	59,580	59,580	59,420	-	57,391	57,391	57,099
	Time deposits	-	28,085	28,085	27,959	-	31,376	31,376	31,241
	Securities sold under agreements to repurchase	546	-	546	502	577	-	577	500
		546	163,858	164,404	164,074	577	153,533	154,110	153,606

Debt securities in issue	Bonds and medium term notes	41,425	-	41,425	39,772	39,954	-	39,954	37,796
	Securitisation programmes	8,942	997	9,939	9,843	13,302	746	14,048	13,994
		50,367	997	51,364	49,615	53,256	746	54,002	51,790

Subordinated liabilities		4,022	-	4,022	3,885	4,115	-	4,115	4,002

The fair values and carrying values of loans and advances to customers may be further analysed, between those that are impaired and those that are not impaired, as follows:

							Group
		Impaired		Not impaired		Total
		Fair	Carrying	Fair	Carrying	Fair	Carrying
		value	value	value	value	value	value
2015		£m	£m	£m	£m	£m	£m
Loans and advances to customers	Advances secured on residential property	545	583	155,560	152,254	156,105	152,837
	Corporate loans	237	324	31,010	31,191	31,247	31,515
	Other loans	8	11	13,677	13,682	13,685	13,693
		790	918	200,247	197,127	201,037	198,045

2014
Loans and advances to customers	Advances secured on residential property	518	526	150,747	149,335	151,265	149,861
	Corporate loans	360	493	29,029	28,952	29,389	29,445
	Other loans	13	18	9,451	9,367	9,464	9,385
		891	1,037	189,227	187,654	190,118	188,691

There are no loans and advances to banks that are impaired, and there are no significant balances of loans and receivable securities that are impaired.

280  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

		Company
		2015				2014
		Fair value				Fair value
		Level 2	Level 3	Total	Carrying value	Level 2	Level 3	Total	Carrying value
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		1,330	17,632	18,962	18,962	1,418	4,655	6,073	6,073

Loans and advances to customers	Advances secured on residential property	-	156,097	156,097	152,829	-	151,257	151,257	149,852
	Corporate loans	-	15,217	15,217	15,282	-	14,342	14,342	14,342
	Other advances	-	13,489	13,489	13,497	-	6,095	6,095	6,017
		-	184,803	184,803	181,608	-	171,694	171,694	170,211

Loans and receivables securities		5,004	-	5,004	4,991	4,613	-	4,613	4,598
Liabilities
Deposits by banks	Securities sold under agreements to repurchase	1,586	-	1,586	1,564	810	-	810	783
	Other deposits	4,979	21,725	26,704	26,704	1,336	10,849	12,185	11,770
		6,565	21,725	28,290	28,268	2,146	10,849	12,995	12,553

Deposits by customers	Current and demand accounts	-	103,737	103,737	103,737	-	99,601	99,601	99,601
	Savings accounts	-	56,271	56,271	56,111	-	56,082	56,082	55,790
	Time deposits	-	29,069	29,069	28,941	-	28,032	28,032	27,897
	Securities sold under agreements to repurchase	546	-	546	502	577	-	577	500
		546	189,077	189,623	189,291	577	183,715	184,292	183,788

Debt securities in issue	Bonds and medium term notes	-	-	-	-	112	-	112	112

Subordinated liabilities		4,088	-	4,088	3,951	4,178	-	4,178	4,065

		Company
		Impaired		Not impaired		Total
		Fair	Carrying	Fair	Carrying	Fair	Carrying
		value	value	value	value	value	value
2015		£m	£m	£m	£m	£m	£m
Loans and advances to customers	Advances secured on residential property	545	583	155,552	152,246	156,097	152,829
	Corporate loans	252	344	14,965	14,938	15,217	15,282
	Other loans	2	3	13,487	13,494	13,489	13,497
		799	930	184,004	180,678	184,803	181,608

2014
Loans and advances to customers	Advances secured on residential property	518	526	150,739	149,326	151,257	149,852
Corporate loans		250	342	14,092	14,000	14,342	14,342
Other loans		4	5	6,091	6,012	6,095	6,017
		772	873	170,922	169,338	171,694	170,211

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented as a single separate line item on the balance sheet.

Valuation methodology

The fair value of financial instruments is the estimated price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Further information on fair value measurement can be found in Note 1 and the valuation techniques section.

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

Annual Report 2015

Financial statements

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using valuation technique A as described in the valuation technique section below. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.

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

i) Mortgages

The mortgage portfolio has been stratified into tranches by LTV; LTV being a significant driver of market pricing. The fair values have been estimated by comparing existing contractual interest rates over the weighted average lives with an estimation of new business interest rates based on competitor market information. Adjustments have also been made to:

-	Reduce the weighted average lives of low LTV loans on SVR to reflect the uncertainty inherent in the value that could be achieved, given that the borrower could re-finance at any time. The historic weighted average lives have been reduced from approximately 3 years to 2 years to reflect this.
-	Discount the value of performing loans with a LTV over 90% (with the exception of loans under the UK Government’s Help to Buy scheme) to reflect the higher risk of this part of the portfolio and the fact that this is outside our normal underwriting standards. This is in addition to the use of higher rates within the underlying calculation.
-	For impaired loans we made two further adjustments. The first was to discount the collateral value of loans with over 80% LTV to reflect the significantly higher possibility of re-possession and the lower value that is achieved on repossession. This was done by tranche above 80% LTV. The second was to apply a discount to reflect the fact that the model does not fully take into account the higher risk nature of these loans. For loans over 80%, the discount has been the same 15% used for performing loans over 95% LTV. For impaired loans under 80% LTV, a 5% discount has been used reflecting higher rates available in the market for loans in arrears but with an acceptable LTV.

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

With respect to the non-core corporate and legacy portfolios, including commercial mortgages, but except for social housing which is set out below, an exercise has been undertaken to estimate their market value, based on an orderly disposal process over a period of three years. This portfolio is well provided for, and this is reflected in a relatively small mark-to-market deficit. This is evidenced by disposals in 2015 and 2014 being achieved at carrying value with no additional provisions being required. In addition, the same 30% discount has been applied to the impaired book as for the corporate assets above.

With respect to Social Housing, part of this portfolio is held for historic reasons at fair value. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using valuation technique A as described in section e).

Loans and receivables securities

These debt securities consist of asset-backed securities. These are complex products and are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash-flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. Disposals of these securities since 2008 have demonstrated that actual sales prices achieved have been close to fair values estimated under this method.

Liabilities:

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using valuation technique A as described in section e).

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Santander UK group’s customers, the Directors believe there is significant value to the Santander UK group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit/surplus of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposits liabilities has been estimated using valuation technique A as described in section e).

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using valuation technique A as described in section e).

282  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

d) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2015 and 2014, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

		Group
		Fair value
Balance sheet category		2015				2014
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Trading assets	Loans and advances to banks	-	5,433	-	5,433	-	5,936	-	5,936	A

	Loans and advances to customers	580	5,380	-	5,960	181	2,826	-	3,007	A
	Debt securities	5,462	-	-	5,462	7,981	-	-	7,981	-
	Equity securities	7,106	-	-	7,106	4,776	-	-	4,776	-

Derivative assets	Exchange rate contracts	-	5,277	55	5,332	-	4,407	5	4,412	A
	Interest rate contracts	-	14,087	18	14,105	4	16,550	20	16,574	A & C
	Equity and credit contracts	88	1,271	115	1,474	149	1,757	127	2,033	B & D
	Commodity contracts	-	-	-	-	-	2	-	2	A

Financial assets designated at fair value	Loans and advances to customers	-	1,832	59	1,891	-	2,198	61	2,259	A
	Debt securities	-	299	208	507	-	402	220	622	A & B

Available-for-sale securities	Equity securities	17	12	100	129	25	-	-	25	B
	Debt securities	8,856	27	-	8,883	8,919	-	-	8,919	C
Total assets at fair value		22,109	33,618	555	56,282	22,035	34,078	433	56,546

Liabilities
Trading liabilities	Deposits by banks	-	2,777	-	2,777	-	7,223	-	7,223	A
	Deposits by customers	-	7,151	-	7,151	-	4,899	-	4,899	A
	Short positions	2,794	-	-	2,794	3,211	-	-	3,211	-

Derivative liabilities	Exchange rate contracts	-	6,140	55	6,195	-	4,278	-	4,278	A
	Interest rate contracts	1	13,677	10	13,688	16	15,976	6	15,998	A & C
	Equity and credit contracts	2	1,583	40	1,625	1	2,408	45	2,454	B & D
	Commodity contracts	-	-	-	-	-	2	-	2	A

Financial liabilities designated at fair value	Debt securities in issue	-	2,011	5	2,016	-	2,835	13	2,848	A
Total liabilities at fair value		2,797	33,339	110	36,246	3,228	37,621	64	40,913

		Company
		Fair value
Balance sheet category		2015				2014
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative assets	Exchange rate contracts	-	1,424	-	1,424	-	1,142	-	1,142	A
	Interest rate contracts	-	1,833	-	1,833	-	2,225	-	2,225	A & C
	Equity and credit contracts	-	45	-	45	-	45	-	45	B & D

Financial assets designated at fair value	Debt securities	-	60	-	60	-	83	-	83	C

Available-for-sale securities	Equity securities	-	12	100	112	11	-	-	11	B
	Debt securities	7,689	27	-	7,716	6,394	-	-	6,394	C
Total assets at fair value		7,689	3,401	100	11,190	6,405	3,495	-	9,900

Liabilities
Derivative liabilities	Exchange rate contracts	-	1,379	-	1,379	-	809	-	809	A
	Interest rate contracts	-	1,413	-	1,413	8	1,115	-	1,123	A & C
	Equity and credit contracts	-	236	-	236	-	222	-	222	B
Total liabilities at fair value		-	3,028	-	3,028	8	2,146	-	2,154

Annual Report 2015

Financial statements

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the period in which they occur.

During 2015, the following financial instruments were transferred between Level 2 and Level 3:

-	Exchange rate contracts - Securitisation cross currency swaps shown in derivative assets and derivative liabilities with fair values of £55m and £55m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i) as instruments 2 and 12.
-	Interest rate contracts - Securitisation swaps shown in derivative assets and derivative liabilities with fair values of £8m and £6m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i) as instruments 4 and 14.

During 2014, the following financial instruments were transferred between Level 2 and Level 3:

-	Interest rate contracts - Bermudan swaptions shown in derivative assets and derivative liabilities with fair values of £29m and £10m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i) as instruments 3 and 13.
-	Debt securities - Certain asset-backed securities issued by Banco Santander group entities, with a fair value of £58m designated as fair value through profit and loss, were transferred from Level 3 to Level 2 principally due to improved transparency of market prices due to market transactions in these instruments. The valuation technique applied to estimate the fair value of these financial instruments is described in section i) as instrument 10.

During 2015 and 2014, there were no transfers of financial instruments between Levels 1 and 2.

e) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments disclosed above at 31 December 2015 and 2014 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2015, 2014 and 2013.

A	In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B	In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (HPI) volatility, HPI forward growth, HPI spot rate, mortality, mean reversion and contingent litigation risk.

C	In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.

D	In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

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

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Corporate Banking. The magnitude and types of fair value adjustment adopted by Global Corporate Banking are listed in the following table:

	2015 £m	2014 £m
Risk-related:
- Bid-offer and trade specific adjustments	46	34
- Uncertainty	42	18
- Credit risk adjustment	23	32
	111	84
Model-related	6	11
Day One profits	1	2
	118	97

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

(i) Bid-offer and trade specific adjustments

IFRS 13 requires that portfolios are marked at bid or offer, as appropriate. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position.

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

The granularity of the risk bucketing is principally determined by reference to the risk management practice undertaken, the granularity of risk bucketing in the risk reporting process, and the extent of correlation between risk buckets. Within a risk type, the bid-offer adjustment for each risk bucket may be aggregated without offset or limited netting may be applied to reflect correlation between buckets. There is no netting applied between risk types or between portfolios that are not managed together for risk management purposes. There is no netting across legal entities.

(ii) Uncertainty

Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective. In these circumstances, there exists a range of possible values that the financial instrument or market parameter may assume and an adjustment may be necessary to reflect the likelihood that in estimating the fair value of the financial instrument, market participants would adopt more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model.

(iii) Credit risk adjustment

Credit risk adjustments comprise credit and debit valuation adjustments. The credit valuation adjustment (CVA) is an adjustment to the valuation of OTC derivative contracts to reflect within the fair value the possibility that the counterparty may default, and the Santander UK group may not receive the full market value of the transactions. The debit valuation adjustment (DVA) is an adjustment to the valuation of the OTC derivative contracts to reflect within the fair value the possibility that the Santander UK group may default, and that the Santander UK group may not pay full market value of the transactions.

The Santander UK group calculates a separate CVA and DVA for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. The Santander UK group calculates the CVA by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default i.e. LGD. Conversely, the Santander UK group calculates the DVA by applying the PD of the Santander UK group, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to the Santander UK group and multiplying the result by the LGD. Both calculations are performed over the life of the potential exposure.

For most products the Santander UK group uses a simulation methodology to calculate the expected positive exposure to a counterparty. This incorporates a range of potential exposures across the portfolio of transactions with the counterparty over the life of the portfolio. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty.

For certain types of exotic derivatives where the products are not currently supported by the standard methodology, the Santander UK group adopts alternative methodologies. These may involve mapping transactions against the results for similar products which are valued using the standard methodology. In other cases, a simplified version of the standard methodology is applied. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the standard methodology.

The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. The Santander UK group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2014: £nil).

Annual Report 2015

Financial statements

Model-related adjustments

Models used for portfolio valuation purposes may be based upon a simplifying set of assumptions that do not capture all material market characteristics. Additionally, markets evolve, and models that were adequate in the past may require development to capture all material market characteristics in current market conditions. In these circumstances, model limitation adjustments are adopted. The Quantitative Risk Group (QRG), an independent quantitative support function reporting into the Risk Department, highlights the requirement for model limitation adjustments and develops the methodologies employed. As model development progresses, model limitations are addressed within the core revaluation models and a model limitation adjustment is no longer needed.

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs. Day One profits adjustments are calculated and reported on a portfolio basis. Day One profit adjustments remain at a low level.

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

The factors that are considered in this regard include:

-	The extent to which prices may be expected to represent genuine traded or tradeable prices
-	The degree of similarity between financial instruments
-	The degree of consistency between different sources
-	The process followed by the pricing provider to derive the data
-	The elapsed time between the date to which the market data relates and the balance sheet date
-	The manner in which the data was sourced.

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

Internal valuation model review

For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of: (i) the logic within valuation models; (ii) the inputs to those models; (iii) any adjustments required outside the valuation models; and (iv) where possible, model outputs.

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

1. Trading assets and liabilities

Loans and advances to banks and loans and advances to customers - securities purchased under resale agreements

These consist of repos and reverse repos as part of trading activities. The fair value is estimated by using the ‘present value’ method. Future cash flows are evaluated taking into consideration any derivative features of the reverse repos and are then discounted using the appropriate market rates for the applicable maturity and currency. Under these agreements, the Santander UK group receives collateral with a market value equal to, or in excess of, the principal amount loaned. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the counterparty related to these agreements. As the inputs are based on observable market data, these reverse repos are classified as level 2.

Loans and advances to banks and loans and advances to customers - other

These consist of term deposits placed which are short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. The fair value is estimated using the ‘present value’ method. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments. As the inputs are based on observable market data, these loans are classified as level 2.

286  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

Deposits by banks and deposits by customers - securities sold under repurchase agreements

These consist of repos with both professional non-bank customers and bank counterparties as part of trading activities. The fair value of repos is estimated using the same technique as those reverse repos in trading assets discussed above. Under these agreements, the Santander UK group is required to provide and maintain collateral with a market value equal to, or in excess of, the principal amount borrowed. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the Santander UK group related to these agreements. As the inputs are based on observable market data, these repos are classified as level 2.

Deposits by banks and deposits by customers - other

These consist of certain term and time deposits which tend to be short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets - loans and advances to banks and loans and advances to customers discussed above. As the inputs are based on observable market data, these deposits are classified as level 2.

2. Derivative assets and liabilities

These consist of exchange rate, interest rate, equity and credit and commodity contracts. The models used in estimating the fair value of these derivatives do not contain a high level of subjectivity as the methodologies used do not require significant judgement, and the inputs used are observable market data such as plain vanilla interest rate swaps and option contracts. As the inputs are based on observable market data, these derivatives are classified as level 2.

Certain cross currency swaps, reversionary property interests, credit default swaps and options and forwards contain significant unobservable inputs or are traded less actively or traded in less-developed markets, and so are classified as level 3. The valuation of such instruments is further discussed in section i).

3. Financial assets and liabilities at fair value through profit or loss (FVTPL)

Loans and advances to customers

These consist of loans secured on residential property to housing associations. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads observable in the social housing loan data. Observable market data include current market spreads for new accepted mandates and bids for comparable loans and are used to support or challenge the benchmark level. This provides a range of reasonably possible estimates of fair value. As the inputs are based on market observable data, these loans are classified as level 2.

Certain loans and advances to customers which represent a portfolio of roll-up mortgages contain significant unobservable inputs and so are classified as level 3. The valuation of such instruments is further discussed below.

Debt securities

These consist of holdings of asset-backed securities. A significant portion of these securities are priced using the ‘present value’ models, based on observable market data e.g. LIBOR, credit spreads. Where there are quoted prices, the model value is checked against the quoted prices for reference purposes, but is not used as the fair value as the market for these instruments is lacking in liquidity and depth. As the inputs are based on observable market data, these debt securities are classified as level 2.

Certain debt securities which represent reversionary property securities and securities issued by Banco Santander entities contain significant unobservable inputs, and so are classified as level 3. The valuation of such instruments is further discussed below.

Debt securities in issue

These include commercial paper, medium term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL - debt securities discussed above. As the inputs used are based on observable market data, these debt securities are classified as level 2.

Certain debt securities in issue which represent the more exotic senior debt issuances, consisting of power reverse dual currency (PRDC) notes contain significant unobservable inputs and so are classified as level 3. The valuation of such instruments is further discussed below.

4. Available-for-sale financial assets

Equity securities

These consist of unquoted equity investments in companies providing infrastructure services to the financial services industry and a small portfolio held within the Santander UK Foundation (which is consolidated by the Santander UK group). In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry.

Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. As the inputs are based on observable market data, these equity securities are classified as level 2.

Debt securities

These consist of certain asset backed securities where quoted market prices are not available, for which valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data.

Annual Report 2015

Financial statements

i) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)
			2015	2014	2015	2014	2013
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	-	5	3	(1)	(7)
2. Derivative assets	Exchange rate contracts	Securitisation cross currency swaps	55	-	-	-	-
3. Derivative assets	Interest rate contracts	Bermudan swaptions	10	20	(9)	(5)	-
4. Derivative assets	Interest rate contracts	Securitisation swaps	8	-	-	-	-
5. Derivative assets	Equity and credit contracts	Reversionary property interests	81	84	2	18	(5)
6. Derivative assets	Credit contracts	Credit default swaps	4	5	(2)	(7)	(4)
7. Derivative assets	Equity contracts	Options and forwards	30	38	(4)	(11)	-
8. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	59	61	2	15	(6)
9. FVTPL	Debt securities	Reversionary property securities	208	220	17	36	3
10. FVTPL	Debt securities	Asset-backed securities	-	-	-	-	13
11. AFS	Equity securities	Unlisted equity shares	100	-	-(1)	-	-
12. Derivative liabilities	Exchange rate contracts	Securitisation cross currency swaps	(55)	-	-	-	-
13. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(4)	(6)	-	4	-
14. Derivative liabilities	Interest rate contracts	Securitisation swaps	(6)	-	-	-	-
15. Derivative liabilities	Equity contracts	Options and forwards	(40)	(45)	(3)	(11)	8
16. FVTPL	Debt securities in issue	Non-vanilla debt securities	(5)	(13)	(4)	1	7
Total net assets			445	369
Total income					2	39	9
(1)	Gains and losses arising from changes in the fair value of securities classified as available-for–sale are recognised in other comprehensive income.

Valuation techniques

1. Derivative assets - Exchange rate contracts

These are used to hedge the foreign currency risks arising from the PRDC notes issued, as described in Instrument 16. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (FX) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are market observable.

Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable. The significant unobservable inputs are the long-dated FX volatility and the correlation between the underlying assets. The correlation between the underlying assets is assumed to be zero, as there are no actively traded options from which correlations between the underlying assets could be implied. Furthermore, the zero correlation assumption implies that the sources of the long-dated FX volatility are independent.

Long-dated FX volatility - Long-dated FX volatility is extrapolated from shorter-dated FX volatilities which are market observable. Short-dated FX volatility is observable from the trading of FX options. As there is no active market for FX options with maturities greater than five years (long-dated FX options), long-dated FX volatility is not market observable. Furthermore, as historical prices are not relevant in determining the cost of hedging long-dated FX risk, long-dated FX volatility cannot be inferred from historical volatility. The long-dated FX volatility is extrapolated from the shorter-dated FX volatilities using Black’s model.

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

2. Derivative assets - Exchange rate contracts

These are securitisation based swaps for which the notional amount is adjusted to match the changes in the outstanding reference mortgage portfolio with time. These swap are valued using a standard valuation model for which the main inputs used are market observable information in the vanilla swap market and a prepayment parameter. The significant unobservable input for the valuation of these financial instruments is prepayment.

Prepayment - This captures the prepayment, default and arrears of the reference portfolio and is modelled using an analysis of the underlying portfolio plus observed historical market data.

3. Derivative assets - Interest rate contracts

These are options giving the holder the right to enter into an interest rate swap on any one of a number of predetermined dates. These Bermudan swaptions are valued using a standard valuation model. In valuing the Bermudan swaptions, the main inputs used are market observable information in the vanilla swaption market and a mean reversion parameter. The significant unobservable input for the valuation of these financial instruments is mean reversion.

Mean reversion - The input used reflects the level of de-correlation in the swaption market. This parameter is not directly observable in the market but can be deduced from broker quotes or using expert judgement. An adjustment is made to reflect this uncertainty by stressing the parameter.

288  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

4. Derivative assets - Interest rate contracts

These derivatives are the same as Instrument 2

5. Derivative assets - Equity and credit contracts

These are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. The Halifax’s UK HPI is the UK’s longest running monthly house price data series covering the whole country. The indices calculated are standardised and represent the price of a typically transacted house. Both national and regional HPI are published. The national HPI is published monthly. The regional HPI reflects the national HPI disaggregated into 12 UK regions and is published quarterly. Both indices are published on two bases, including and excluding seasonal adjustments in the housing market. Non-seasonally adjusted (NSA) national and regional HPI are used in the valuation model to avoid any subjective judgement in the adjustment process which is made by Halifax.

The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.

HPI Spot Rate - The HPI spot rate used is a weighted average of NSA regional HPI spot rates i.e. adjusted for difference in the actual regional composition of the property underlying the reversionary interest portfolio and the composition of the published regional indices. The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the growth rate over the relevant time period inferred from the national HPI spot rates (which are observable market data and published monthly) to the most recently calculated weighted average regional HPI spot rate based on published regional indices. An adjustment is also made to reflect the specific property risk i.e. possible deviation between the actual growth in the house prices underlying the reversionary interest portfolio and their assumed index-linked growth, which is based on the regional HPI. This adjustment is based on the average historical deviation of price changes of the actual property portfolio from that of the published indices over the time period since the last valuation date.

HPI Forward Growth Rate - Long-dated HPI forward growth rate is not directly observable in the market but is estimated from broker quotes and traded forward contracts. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long-dated data. This spread is calculated by analysing the historical volatility of the HPI, whilst incorporating mean reversion. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.

Mortality Rate - Mortality rates are obtained from tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Santander UK group’s reversionary property products underlying the derivatives. Mortality rates do not have a significant effect on the value of the instruments.

6. Derivative assets - Credit contracts

These are credit default swaps held against certain bonds. The credit default swaps are valued using the credit spreads of the referenced bonds. These referenced bonds are valued with the assistance of valuations prepared by an independent, specialist valuation firm as a deep and liquid market does not exist. In valuing the credit default swaps, the main inputs used to determine the underlying cost of credit are quoted risk premiums and the correlation between the quoted credit derivatives of various issuers. The assumptions relating to the correlation between the values of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected. The other main input is the probability of default of the referenced bonds. The significant unobservable input for the valuation of these financial instruments is the probability of default.

Probability of default - The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.

7. Derivative assets - Equity contracts

There are three types of derivatives within this category:

European options – These are valued using a modified Black-Scholes model where the HPI is log-normally distributed with the forward rates determined from the HPI forward growth.

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

HPI Spot Rate - The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 5 above, as the underlying of these derivatives is the UK national HPI spot rate.

HPI Forward Growth Rate - The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 5 above.

HPI Volatility - Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons. HPI volatility rates do not have a significant effect on the value of the instruments.

Annual Report 2015

Financial statements

8. FVTPL – Loans and advances to customers

These represent roll-up mortgages (sometimes referred to as lifetime mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The Santander UK group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

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

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 5. The other parameters do not have a significant effect on the value of the instruments.

9. FVTPL – Debt securities

These debt securities consist of reversionary property securities are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the home owner vacating the property through death and is calculated from death rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 5. An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 5.

10. FVTPL – Debt securities

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

11. Available-for-sale financial assets – Equity securities

These consist of unquoted equity investments in companies providing infrastructure services to the financial services industry. In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry.

Observable market inputs used in these models include equity prices, bid-offer spread, foreign currency exchange rates. The significant unobservable input is contingent litigation costs and related expenses.

Litigation costs and related expenses are estimated by reference to best estimates received from third party legal counsel.

12. Derivative liabilities - Exchange rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

13. Derivative liabilities - Interest rate contracts

These derivatives are the same as Instrument 3 with the exception that they have a negative fair value.

14. Derivative liabilities - Interest rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

15. Derivative liabilities - Equity contracts

These derivatives are the same as Instrument 7 with the exception that they have a negative fair value.

16. FVTPL - Debt securities in issue

These are PRDC notes. These notes are financial structured products where an investor is seeking a better return and a borrower/issuer a lower rate by taking advantage of the interest rate differential between two countries. The note pays a foreign interest rate in the investor’s domestic currency. The power component of the name denotes higher initial coupons and the fact that coupons rise as the domestic/foreign exchange rate depreciates. The power feature comes with a higher risk for the investor. Cash flows may have a digital cap feature where the rate gets locked once it reaches a certain threshold. Other add-on features are barriers such as knockouts and cancellation provisions for the issuer.

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

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

		Assets			Liabilities
	Derivatives	Fair value through P&L	Available-for-sale	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	152	281	-	433	(51)	(13)	(64)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(10)	19	-	9	(3)	(4)	(7)
Gains recognised in other comprehensive income	-	-	100	100	-	-	-
Transfers in	63	-	-	63	(61)	-	(61)
Settlements	(17)	(33)	-	(50)	10	12	22
At 31 December 2015	188	267	100	555	(105)	(5)	(110)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(10)	19	-	9	(3)	(4)	(7)

At 1 January 2014	145	321	-	466	(48)	(37)	(85)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(6)	51	-	45	(7)	1	(6)
- Foreign exchange and other movements	(7)	(1)	-	(8)	-	2	2
Transfers in	29	-	-	29	(10)	-	(10)
Transfers out	-	(58)	-	(58)	-	-	-
Settlements	(9)	(32)	-	(41)	14	21	35
At 31 December 2014	152	281	-	433	(51)	(13)	(64)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(13)	50	-	37	(7)	3	(4)

Total gains or losses are included in ‘Net trading and other income’ (see Note 5).

2015 compared to 2014

Financial instrument assets valued using internal models based on information other than market data were 1.0% (2014: 0.8%) of total assets measured at fair value and 0.2% (2014: 0.2%) of total assets at 31 December 2015.

Financial instrument liabilities valued using internal models based on information other than market data were 0.3% (2014: 0.2%) of total liabilities measured at fair value and 0.04% (2014: 0.02%) of total liabilities at 31 December 2015.

Losses of £10m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index, and yield curve movements. Gains of £19m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the reversionary property securities arising from a continued low interest rate environment, changes in the HPI index and a maturing portfolio. Losses of £3m in respect of derivative liabilities principally reflected changes in credit spreads and the HPI Index. Losses of £4m in respect of liabilities designated at fair value through profit or loss principally reflected yield curve movements. They are fully matched with derivatives.

2014 compared to 2013

Financial instrument assets valued using internal models based on information other than market data were 0.8% (2013: 0.9%) of total assets measured at fair value and 0.2% (2013: 0.2%) of total assets at 31 December 2014.

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

Annual Report 2015

Financial statements

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

2015		Significant unobservable input				Sensitivity
Balance sheet note line item and product	Fair value £m	Assumption description	Assumption value			Favourable changes £m		Unfavourable changes £m
			Range(1)	Weighted average	Shift
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	10	Mean reversion	0%-4%	2%	1%	1		(1)
5. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	81	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.65% 688(2)	1% 10%	11 8		(11) (8)
6. Derivative assets – Credit contracts: – Credit default swaps	4	Probability of default	0%-2%	0.38%	20%	1		(1)
7. Derivative assets – Equity contracts: – Options and forwards	30	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.09% 659(2)	1% 10%	1 2		(1) (1)
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	59	HPI Forward growth rate	0%-5%	2.79%	1%	2		(2)
9. FVTPL – Debt securities: – Reversionary property securities	208	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.65% 688(2)	1% 10%	14 19		(14) (19)
11. AFS – Equity securities: – Unlisted equity shares	100	Contingent litigation risk	0%-36%	18%	20%	5	(3)	(5)	(3)
13. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(4)	Mean reversion	0%-4%	2%	1%	1		(1)
15. Derivative liabilities – Equity contracts: – Options and forwards	(40)	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.09% 659(2)	1% 10%	5 13		(5) (13)

2014		Significant unobservable input				Sensitivity
Balance sheet note line item and product	Fair value £m	Assumption description	Assumption value			Favourable changes £m	Unfavourable changes £m
			Range(1)	Weighted average	Shift
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	20	Mean reversion	0%-4%	4%	1%	2	(2)
5. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	84	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.63% 630(2)	1% 10%	11 8	(11) (8)
6. Derivative assets – Credit contracts: – Credit default swaps	5	Probability of default	0.1%- 0.9%	0.2%	20%	1	(1)
7. Derivative assets – Equity contracts: – Options and forwards	38	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.14% 607(2)	1% 10%	3 1	(3) (1)
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	61	HPI Forward growth rate	0%-5%	2.78%	1%	2	(2)
9. FVTPL – Debt securities: – Reversionary property securities	220	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.63% 630(2)	1% 10%	16 20	(16) (20)
13. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(6)	Mean reversion	0%-4%	4.00%	1%	1	(1)
15. Derivative liabilities – Equity contracts: – Options and forwards	(45)	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.14% 607(2)	1% 10%	4 14	(4) (16)
(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2015 and 2014.
(3)	Gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in other comprehensive income; for all other assets and liabilities shown in the tables above, gains and losses arising from changes in their fair value are recognised in the income statement.

No sensitivities are presented for Derivative assets – securitisation cross currency swaps (Instrument 2), Derivative assets –securitisation swaps (Instrument 4) and the FVTPL - debt securities in issue (Instrument 16) and related exchange rate and interest rate derivatives (Instrument 1, 12 and 14) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

292  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

j) Maturities of financial assets, liabilities and off-balance sheet commitments

The tables below analyse the maturities of the undiscounted cash flows relating to financial assets, liabilities and off-balance sheet commitments of the Santander UK group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits.

There are no significant financial liabilities related to financial guarantee contracts. These tables are not intended to show the liquidity of the Santander UK group.

	Group
2015	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	16,502	-	-	-	340	-	-	-	-	16,842
Trading assets	4,150	4,321	2,593	2,636	741	854	685	222	8,872	25,074
Derivative financial instruments	-	451	512	388	414	374	1,336	4,455	15,655	23,585
Financial assets designated at FVTPL	-	-	-	-	-	-	22	501	2,134	2,657
Loans and advances to banks	1,561	168	3	5	31	-	275	1,023	516	3,582
Loans and advances to customers	1,243	2,245	2,454	2,155	1,906	1,727	6,915	24,572	198,022	241,239
Loans and receivables securities	-	-	-	2	-	-	-	-	52	54
Available-for-sale securities	-	30	63	79	704	35	706	2,755	5,807	10,179
Macro hedge of interest rate risk	-	-	9	4	4	6	94	158	565	840
Total financial assets	23,456	7,215	5,634	5,269	4,140	2,996	10,033	33,686	231,623	324,052

Liabilities
Deposits by banks	3,331	938	326	334	583	1,055	578	1,088	112	8,345
Deposits by customers	130,680	1,492	4,244	8,114	4,468	3,989	8,867	2,093	548	164,495
Trading liabilities	1,559	6,647	1,080	463	371	3	629	347	1,880	12,979
Derivative financial instruments:
- Held for trading	37	710	486	392	449	260	1,018	2,846	14,621	20,819
- Held for hedging(1)	2	45	6	7	158	338	166	849	1,224	2,795
Financial liabilities designated at FVTPL	-	354	112	297	59	133	157	417	525	2,054
Debt securities in issue	-	2,556	3,064	2,489	2,403	2,485	7,643	13,629	26,805	61,074
Subordinated liabilities	-	340	50	100	149	202	444	980	5,264	7,529
Macro hedge of interest rate risk	-	-	-	4	8	5	12	(1)	98	126
Total financial liabilities	135,609	13,082	9,368	12,200	8,648	8,470	19,514	22,248	51,077	280,216

Off-balance sheet commitments given	663	632	426	1,125	441	319	988	10,498	20,661	35,753

2014
Assets
Cash and balances at central banks	22,244	-	-	-	318	-	-	-	-	22,562
Trading assets	5,749	608	4,981	796	1,445	1,410	449	830	5,996	22,264
Derivative financial instruments	47	514	441	365	517	865	1,637	3,330	16,889	24,605
Financial assets designated at FVTPL	-	-	-	-	-	-	46	244	2,841	3,131
Loans and advances to banks	734	11	353	75	-	-	-	309	842	2,324
Loans and advances to customers	925	-	2,825	-	4,346	-	-	29,242	197,417	234,755
Loans and receivables securities	-	-	-	-	-	-	-	-	124	124
Available-for-sale securities	-	45	-	-	56	114	1,805	2,654	5,314	9,988
Macro hedge of interest rate risk	-	3	4	5	6	10	52	212	718	1,010
Total financial assets	29,699	1,181	8,604	1,241	6,688	2,399	3,989	36,821	230,141	320,763

Liabilities
Deposits by banks	2,708	189	157	422	497	24	3,353	834	121	8,305
Deposits by customers	130,539	2,840	4,275	2,872	3,309	3,942	3,460	1,830	871	153,938
Trading liabilities	3,594	5,991	2,904	36	100	1	15	492	2,224	15,357
Derivative financial instruments:
- Held for trading	63	390	328	380	568	972	1,595	3,052	15,231	22,579
- Held for hedging(1)	-	6	16	49	19	52	107	320	1,123	1,692
Financial liabilities designated at FVTPL	-	313	707	227	108	77	331	457	686	2,906
Debt securities in issue	-	2,185	4,712	3,779	806	1,260	5,415	13,018	33,584	64,759
Subordinated liabilities	-	453	36	53	53	56	217	878	4,525	6,271
Macro hedge of interest rate risk	-	-	-	1	4	3	29	(8)	120	149
Total financial liabilities	136,904	12,367	13,135	7,819	5,464	6,387	14,522	20,873	58,485	275,956

Off-balance sheet commitments given	694	737	1,334	563	172	3,192	1,168	9,725	15,249	32,834
(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.

Annual Report 2015

Financial statements

	Company
2015	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	14,262	-	-	-	300	-	-	-	-	14,562
Derivative financial instruments	-	12	28	38	28	33	142	448	2,951	3,680
Financial assets designated at FVTPL	-	-	-	-	-	-	-	-	68	68
Loans and advances to banks	5,608	-	8,079	964	954	1,606	649	513	639	19,012
Loans and advances to customers	1,096	1,940	1,883	1,841	1,448	1,632	4,959	18,584	194,740	228,123
Loans and receivables securities	-	-	-	-	236	-	244	-	4,672	5,152
Available-for-sale securities	-	30	63	79	76	35	400	2,469	5,807	8,959
Macro hedge of interest rate risk	-	-	-	-	-	(1)	2	(32)	(7)	(38)
Total financial assets	20,966	1,982	10,053	2,922	3,042	3,305	6,396	21,982	208,870	279,518

Liabilities
Deposits by banks	7,172	6,911	305	1,378	1,939	1,571	2,200	4,914	1,892	28,282
Deposits by customers	128,093	1,426	4,908	8,054	5,248	3,884	8,532	2,068	29,924	192,137
Derivative financial instruments:
- Held for trading	11	124	24	6	141	136	165	382	1,656	2,645
- Held for hedging(1)	2	-	1	6	6	10	34	208	396	663
Debt securities in issue	-	-	-	-	-	-	-	-	-	-
Subordinated liabilities	-	406	50	100	149	202	444	980	4,921	7,252
Macro hedge of interest rate risk	-	-	-	-	-	-	(5)	-	-	(5)
Total financial liabilities	135,278	8,867	5,288	9,544	7,483	5,803	11,370	8,552	38,789	230,974

Off-balance sheet commitments given	662	67	50	512	45	40	184	1,065	18,441	21,066

2014
Assets
Cash and balances at central banks	17,821	-	-	-	281	-	-	-	-	18,102
Derivative financial instruments	7	20	25	13	43	8	54	270	3,258	3,698
Financial assets designated at FVTPL	-	-	-	-	-	-	-	-	91	91
Loans and advances to banks	2,767	737	721	288	18	67	756	320	695	6,369
Loans and advances to customers	939	-	1,677	-	2,386	-	-	19,820	188,451	213,273
Loans and receivables securities	-	-	-	-	-	-	-	-	4,825	4,825
Available-for-sale securities	-	45	-	-	56	114	291	2,374	4,368	7,248
Macro hedge of interest rate risk	-	-	-	-	-	-	-	-	8	8
Total financial assets	21,534	802	2,423	301	2,784	189	1,101	22,784	201,696	253,614

Liabilities
Deposits by banks	9,277	1,155	536	307	411	5	341	500	23	12,555
Deposits by customers	127,529	968	3,974	2,465	2,955	3,005	3,333	2,417	41,236	187,882
Derivative financial instruments:
- Held for trading	266	6	5	5	7	8	88	163	1,420	1,968
- Held for hedging(1)	-	-	-	-	-	-	-	-	342	342
Debt securities in issue	-	2	1	2	108	1	-	-	-	114
Subordinated liabilities	-	515	34	50	50	53	205	841	4,008	5,756
Total financial liabilities	137,072	2,646	4,550	2,829	3,531	3,072	3,967	3,921	47,029	208,617

Off-balance sheet commitments given	691	597	1,175	-	50	2,944	7	1,496	13,365	20,325
(1)	Include the remaining contractual maturities for which contractual maturities are essential for an understanding of the timing of the cash flows.

As the above tables are based on contractual maturities, no account is taken of a customer’s ability to repay early where it exists or call features related to subordinated liabilities. The repayment terms of debt securities may be accelerated in line with the covenants described in Note 31. In addition, no account is taken of the possible early repayment of the Santander UK group’s mortgage-backed non-recourse finance which is redeemed by the Santander UK group as funds become available from redemptions of the residential mortgages. The Santander UK group has no control over the timing and amount of redemptions of residential mortgages.

294  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

44. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Financial assets and financial liabilities are reported on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following tables show the impact of netting arrangements on:

-	All financial assets and liabilities that are reported net on the balance sheet
-	All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The tables below identify the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements described above.

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

	Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
2015	Gross amounts £m	Amounts offset £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	Assets not subject to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Derivative financial assets	24,670	(4,861)	19,809	(17,257)	(1,050)	1,502	1,102	20,911
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	6,860	(1,516)	5,344	(427)	(4,917)	-	-	5,344
- Loans and advances to banks	1,247	-	1,247	(459)	(788)	-	-	1,247
Loans and advances to customers and banks(4)	5,164	(1,494)	3,670	-	-	3,670	196,676	200,346
Total assets	37,941	(7,871)	30,070	(18,143)	(6,755)	5,172	197,778	227,848
Derivative financial liabilities	25,612	(4,861)	20,751	(17,257)	(2,997)	497	757	21,508
Repurchase, securities lending & similar agreements:
- Trading liabilities	7,772	(1,516)	6,256	(541)	(5,715)	-	1,402	7,658
- Deposits by banks and customers	3,588	-	3,588	(345)	(3,243)	-	1,123	4,711
Deposits by customers and banks(4)	4,048	(1,494)	2,554	-	-	2,554	165,087	167,641
Total liabilities	41,020	(7,871)	33,149	(18,143)	(11,955)	3,051	168,369	201,518

2014
Derivative financial assets	27,348	(4,879)	22,469	(19,149)	(1,340)	1,980	552	23,021
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	8,487	(5,502)	2,985	(810)	(2,175)	-	-	2,985
- Loans and advances to banks	273	-	273	-	(273)	-	-	273
Loans and advances to customers and banks(4)	8,220	(1,623)	6,597	-	-	6,597	183,878	190,475
Total assets	44,328	(12,004)	32,324	(19,959)	(3,788)	8,577	184,430	216,754
Derivative financial liabilities	26,850	(4,879)	21,971	(19,149)	(2,499)	323	761	22,732
Repurchase, securities lending & similar agreements:
- Trading liabilities	13,577	(5,502)	8,075	(605)	(7,470)	-	473	8,548
- Deposits by banks and customers	5,297	-	5,297	(205)	(5,092)	-	-	5,297
Deposits by customers and banks(4)	1,623	(1,623)	-	-	-	-	156,523	156,523
Total liabilities	47,347	(12,004)	35,343	(19,959)	(15,061)	323	157,757	193,100
(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages and film deals which are classified as either and that are subject to netting.

Annual Report 2015

Financial statements

	Company
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
2015	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	3,250	-	3,250	(2,922)	(56)	272	52	3,302
Loans and advances to customers and banks(4)	46,220	(23,097)	23,123	(2,295)	-	20,828	177,447	200,570
Total assets	49,470	(23,097)	26,373	(5,217)	(56)	21,100	177,499	203,872
Derivative financial liabilities	3,002	-	3,002	(2,922)	(73)	7	26	3,028
Repurchase, securities lending & similar agreements:
- Deposits by banks and customers	2,066	-	2,066	-	(2,066)	-	-	2,066
Deposits by customers and banks(4)	81,138	(23,097)	58,041	(2,295)	-	55,746	157,452	215,493
Total liabilities	86,206	(23,097)	63,109	(5,217)	(2,139)	55,753	157,478	220,587
2014
Derivative financial assets	3,371	-	3,371	(2,048)	(80)	1,243	41	3,412
Reverse repurchase, securities borrowing & similar agreements:
- Loans and advances to banks	972	-	972	-	(972)	-	-	972
Loans and advances to customers and banks(4)	30,243	(18,883)	11,360	(5,931)	-	5,429	163,952	175,312
Total assets	34,586	(18,883)	15,703	(7,979)	(1,052)	6,672	163,993	179,696
Derivative financial liabilities	2,127	-	2,127	(2,048)	(69)	10	27	2,154
Repurchase, securities lending & similar agreements:
- Deposits by banks and customers	1,283	-	1,283	-	(1,283)	-	-	1,283
Deposits by customers and banks(4)	70,790	(18,883)	51,907	(5,931)	-	45,976	143,151	195,058
Total liabilities	74,200	(18,883)	55,317	(7,979)	(1,352)	45,986	143,178	198,495
(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages and film deals which are classified as either and that are subject to netting.

In 2015, the intercompany funding arrangements between Santander UK plc and its subsidiary Abbey National Treasury Services plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 and is still ongoing, to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

296  Santander UK plc

Independent	Primary financial	Notes to the
Auditor’s Report	statements	financial statements

45. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the Santander UK group’s regulatory filings at 31 December 2015 and 2014.

Capital management and capital allocation

Santander UK plc and its subsidiaries are a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the PRA (as a UK authorised banking group) and the ECB (as a member of the Banco Santander group). The ECB commenced supervision of the Banco Santander group in 2014 as part of the Single Supervisory Mechanism. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the PRA that it can withstand liquidity and capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the PRA exercises oversight through its rules and regulations on the Santander UK Board and senior management appointments.

The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the CEO and from him to specific individuals who are members of the Santander UK Capital Committee.

The Capital Committee adopts a centralised capital management approach that is driven by the Santander UK group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements. This approach is reviewed annually as part of the Santander UK group’s ICAAP.

The Santander UK group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly by the Capital Committee. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the ILAA process. To support its capital and senior debt issuance programmes, Santander UK plc is rated on a stand-alone basis.

On an ongoing basis, and in accordance with the latest ICAAP review, the Santander UK group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process which generates the Santander UK group’s strategic 3-Year Plan. Alongside this plan, the Santander UK group develops a series of macro-economic scenarios to stress test its capital requirements and confirm that it has adequate regulatory capital resources to meet its projected and stressed regulatory capital requirement and to meet its obligations as they fall due. Internally assigned buffers augment the various regulatory minimum capital criteria. Buffers are held in order to ensure there is sufficient time for management actions to be implemented against unexpected movements.

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

Capital adequacy

The Santander UK group manages its capital on a CRD IV basis. During the years ended 31 December 2015 and 2014, the Santander UK group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

Group capital

	2015 £m	2014 £m
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	13,853	13,054
Regulatory adjustments to CET 1 capital	(3,870)	(3,298)
CET 1 capital	9,983	9,756
Additional Tier 1 (AT1) capital	2,258	1,866
Tier 1 capital	12,241	11,622
Tier 2 capital	3,381	3,072
Total capital	15,622	14,694

Tier 1 includes audited profits for the years ended 31 December 2015 and 2014 after adjustment to comply with PRA rules. Tier 1 deductions primarily relate to goodwill and expected losses. The expected losses deduction represents the difference between expected loss calculated in accordance with the Santander UK group’s CRD IV Retail (IRB) and (AIRB) models, and the impairment loss allowances calculated in accordance with IFRS. The Santander UK group’s accounting policy for impairment loss allowances is set out in Note 1. Regulatory expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date. In addition, the Santander UK group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset. Tier 2 deductions also represent expected losses and securitisation positions described above.

Annual Report 2015

Financial statements

During 2015, CET 1 capital increased by £227m to £9,983m (2014: £9,756m). This increase was largely due to retained profits for the year attributable to equity holders of the parent of £939m, less interim ordinary dividends approved of £427m. During 2015, the increase in AT1 capital was due to the issuance of £750m Perpetual Capital Securities as detailed in Note 36. This increase was partially off-set by the repurchase of £173m of Fixed/Floating Rate Tier One Preferred Income Capital Securities, £21m of fixed/floating rate non-cumulative callable preference shares, £62m of Step-up Callable Perpetual Reserve Capital Instruments and £47m of Non-cumulative Trust Preferred Securities.

46. ACQUISITION OF PSA FINANCE UK LIMITED

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (SCUK) entered into an agreement with Banque PSA Finance, S.A. (BPF), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (PSA). PSA, BPF and SCUK have set up a cooperation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. SCUK has control over PSA through its ability to direct the activities that most significantly affect SCUK’s returns.

The aggregate net consideration paid by SCUK for the shares was £109m. The following table shows the amounts recognised at the acquisition date for the net assets acquired:

Net assets acquired:	£m
Assets
Loans and advances to customers	2,461
Other assets	56
Liabilities
Deposits by customers	(1,219)
Debt securities in issue	(1,014)
Other liabilities	(66)
Net identified assets and liabilities	218
Non-controlling interests (50%)	(109)
Consideration	109

Satisfied by:
Cash and cash equivalents	109
Less: Cash and cash equivalents in business acquired	-
Net cash outflow	109

The acquisition of PSA strengthened Santander UK’s market position. No intangible assets in respect of brands and customer database, key employees, patents or intellectual property rights were identified. The fair value of the non-controlling interest in PSA was estimated by using the purchase price paid for the acquisition of 50% of the shares of PSA by SCUK.

The initial allocation of ‘Other assets’ acquired was revised from £60m to £56m as part of the final allocation of the fair value of the net assets acquired. In accordance with the sale and purchase agreement, the difference was settled between SCUK and BPF reducing the amount paid by SCUK as shown above.

Financial effect of the acquisition

The total operating income and profit before tax included in the Consolidated Income Statement for the year ended 31 December 2015 contributed by the PSA business since the acquisition (before deducting non-controlling interests) were £67,754m and £62,212m, respectively. Had PSA been consolidated from 1 January 2015, Santander UK would have included total operating income of £73,096m and profit before tax of £65,658m (before deducting non-controlling interests) for the year.

Analysis of loans and advances acquired:

Net assets acquired:	Fair value £m	Gross contractual amounts receivable £m	Estimated uncollectible gross contractual amounts receivable £m
Loans and advances to customers	2,461	2,567	2

47. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 31 December 2015 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

48. PROFIT AFTER TAX OF THE COMPANY

The profit after tax of the Company attributable to shareholders was £115m (2014: £1,346m, 2013: £225m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented.

298  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

Shareholder information

300	Risk factors

321	Contact and other information

322	Subsidiaries, joint ventures and associates

325	Glossary

330	Forward-looking statements

331	Selected financial data

Annual Report 2015

Shareholder information

Risk factors

An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK group) involves a number of risks, the material ones of which are set out below.

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

In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past eight years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including the United Kingdom (the UK). There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly or at all. Such economic uncertainties could have a negative impact on our business and results of operations. The acute economic risks in the eurozone are being addressed by on-going policy initiatives, and the prospects for many of the European economies are improving. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry.

In particular, we may face, among others, the following risks related to any future economic downturn:

-	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs, may affect the pricing of our products and services, and limit our ability to pursue business opportunities
-	Reduced demand for our products and services
-	Inability of our borrowers to comply fully or in a timely manner with their existing obligations
-	The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how such economic conditions may impair the ability of our borrowers to repay their loans
-	The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances
-	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected
-	Any worsening of the global economic conditions may delay the recovery of the international financial industry and impact our operating results, financial condition and prospects
-	Adverse macroeconomic shocks may negatively impact the household income of our retail customers, which may adversely affect the recoverability of our retail loans, and result in increased loan losses.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and we become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins, liquidity and profitability.

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

Our financial performance is intrinsically linked to the UK economy and the economic confidence of consumers and businesses. The sustainability of the UK economic recovery, along with its concomitant impacts on our profitability, remains a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment. In such a scenario other market participants might offer more competitive product pricing resulting in increased customer attrition.

Adverse changes in global growth may pose the risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy.

300  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

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

Exposure to UK political developments could have a material adverse effect on us

Any significant changes in the UK public policy environment could have an impact on our business. The UK government has committed to hold a referendum on the UK’s membership of the European Union (EU) by the end of 2016. Future UK political developments, including but not limited to any changes in government structure and policies, could affect the fiscal, monetary and regulatory landscape to which we are subject and also therefore our financing availability and terms. Consequently no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted as a result.

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

We are subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the Prudential Regulation Authority (PRA) of the Bank of England (BoE). We are required to maintain a minimum ratio of Common Equity Tier 1 (CET 1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by us to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions; these could potentially include requirements on us to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for our existing capital instruments (potentially including our debt securities) to be subjected to bail-in or write down (For more information, see the Risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

The Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (CRD IV Regulation and together with the CRD IV Directive, CRD IV) legislative package implemented the changes prepared by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRD IV Regulation is directly applicable in each member state of the EU (each a Member State) and does not therefore require national implementing measures, whilst the CRD IV Directive has been implemented by Member States though national legislative processes. CRD IV was published in the Official Journal on 27 June 2013 and came into effect on 1 January 2014, with particular requirements to be fully effective by 2019. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. On 19 December 2013, the PRA published the initial version of its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Certain issues, however, continue to be clarified in further binding technical standards to be adopted by the European Commission (Commission), which creates some uncertainty as to the final level of capital requirements which will apply under CRD IV.

Under the ‘Pillar 2’ framework, the PRA requires the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers has been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. These buffers, which must be met by CET 1 capital, include the counter-cyclical capital buffer, sectoral capital requirements, a PRA buffer and the capital conservation buffer. The total size of the capital buffers will be informed by the results of the annual concurrent UK stress testing exercises undertaken by the PRA. The BoE’s approach to stress testing the UK banking system was outlined in October 2015. The BoE is aiming to develop an approach that is explicitly countercyclical, with the severity of the stress test and the associated regulatory capital buffers varying systematically with the state of the financial cycle. Furthermore, the framework is aiming to support a continued improvement in UK banks’ risk management and capital planning capabilities, and the BoE expects participating UK banks to demonstrate sustained improvements in their capabilities over time. The PRA can take action if a bank fails to meet the required capital ratio hurdle rates in the stress testing exercise, and the banks which fail to do so will be required to take action to strengthen their capital position over an appropriate timeframe. If a bank does not meet expectations in its risk management and capital planning capabilities in the stress testing exercise, this may inform the setting of its capital buffers. Though the results of the PRA’s 2015 stress test did not impact on the level of capital that we are required to hold, the PRA could, in the future, as a result of stress testing exercises and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions (beyond the changes described below), require UK banks, including us, to increase our/their capital resources further.

The Financial Services Act 2012 empowers the Financial Policy Committee of the BoE (FPC), which is a sub-committee of the Court of Directors of the BoE, to give directions to the PRA and the Financial Conduct Authority (FCA) so as to ensure implementation of macroprudential measures intended to manage systemic risk. The FPC sets the counter-cyclical capital buffer rate for the UK on a quarterly basis. At its most recent meeting in November 2015, the FPC announced that the counter-cyclical buffer rate would remain at 0%.

The Financial Services Act 2012 provides the FPC with certain other macro-prudential tools for the management of systemic risk. Since 6 April 2015, these tools have included powers of direction relating to leverage ratios. In July 2015, the FPC made certain directions to the PRA in relation to the leverage ratio. In December 2015, the PRA issued a policy statement setting out how it would implement the FPC’s direction and recommendations on the leverage ratio. Since 1 January 2016, all major UK banks (including us) have been required to hold enough Tier 1 capital (75% of which must be CET 1 capital) to satisfy a minimum leverage requirement of 3% and enough CET 1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific counter-cyclical capital buffer rate. The FPC also directed the PRA to require UK globally systemically important banks (G-SIBs) and domestically systemically important banks, building societies and PRA-regulated investment firms (including us) to hold enough CET 1 capital to meet a supplementary leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Systemic Risk Buffer (SRB) for domestically systemically important banks. The supplementary leverage ratio buffer was implemented on 1 January 2016, in line with the G-SIB buffer rate imposed by the Financial Stability Board (FSB), with the SRB to be applicable from 1 January 2019. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to us being increased.

Annual Report 2015

Shareholder information

Regulators in the UK and worldwide have also proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The EU Bank Recovery and Resolution Directive (BRRD) requires Member States to ensure that EU banks meet a Minimum Requirement for Eligible Liabilities (MREL). The BRRD was transposed into UK law in January 2015, with the provisions on MREL taking effect from 1 January 2016. On 11 December 2015, the BoE published a consultation paper on its proposed statement of policy on its approach to setting MREL. The PRA also published a consultation paper and a draft supervisory statement on the relationship between MREL and capital and leverage buffers. On 9 November 2015, the FSB also published its final Total Loss-Absorbing Capital (TLAC) standards for G-SIBs. The BoE has indicated that it will set MREL on a case-by-case basis, and that it intends to set MREL for G-SIBs as necessary to implement the TLAC standard. The BoE has also indicated that it intends to set consolidated MREL in 2016 no higher than institutions’ current regulatory minimum capital requirements and consequently there should be no immediate change in regulatory requirements for loss absorbency capacity. For most institutions, the BoE proposes to set a final MREL conformance date of 1 January 2020, although it expects UK G-SIBs to meet the interim TLAC minimum requirement by 1 January 2019. The deadline for responses to the consultation papers is 11 March 2016. The final impact of TLAC and MREL requirements is not yet known as this will depend on the way in which our regulators choose to implement these requirements.

In addition, since 31 December 2014, the PRA has had the power under the Financial Services and Markets Act 2000 (FSMA) to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a group to issue debt instruments. Such powers could have an impact on the liquidity of our debt instruments and could materially increase our cost of funding.

Since 1 January 2014, we have also been subject to certain recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as set out in the PRA Rulebook. These requirements were updated in January 2015 to implement the recovery and resolution framework under the BRRD. The updated requirements impose more regular and detailed reporting obligations, including the requirement to submit recovery plans and resolution packs to the PRA and to keep them up to date.

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These changes, which could affect the Santander UK group as a whole, include the implementation of the Basel Committee on Banking Standards’ (BCBS) new market risk framework, which will take effect in 2019 and includes rules made as a result of the BCBS’ fundamental review of the trading book. The new market risk framework includes:

-	Revisions to the standardised approach to credit risk (Standardised Approach) to address certain weaknesses in the Standardised Approach identified by the Basel Committee
-	Additional constraints on the use of internal model approaches for credit risk
-	The development of the Standardised Approach floor on modelled credit risk capital requirements.

The BCBS has also announced proposals to revise the advanced measurement approach for operational risk and finalise the calibration and design of the leverage ratio by the end of 2016.

These measures could have a material adverse effect on our operating results, and consequently, on our business, financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our cost of funding, profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position. Furthermore increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. For more on our capital position and capital management, see ‘Risk review - Capital risk’ on pages 129 to 138.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

As from 1 April 2013, the PRA, an independent subsidiary of the BoE, took over the responsibility for micro-prudential regulation of banks and certain other financial institutions from the Financial Services Authority (FSA). Before the implementation of CRD IV, the PRA operated its own liquidity rules based on the following elements:

-	Principles of self-sufficiency and adequacy of liquidity resources
-	Enhanced systems and control requirements
-	Quantitative requirements, including Individual Liquidity Adequacy Standards, coupled with a narrow definition of liquid assets
-	Frequent regulatory reporting.

Under CRD IV, banks are required to meet two new liquidity standards, comprising the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR) metrics, which are aimed to promote:

-	The short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario
-	A longer-term resilience by creating incentives for banks to fund their activities with more stable sources of funding on an on-going basis.

In June 2015, the PRA issued its policy statement on the transfer of the liquidity regime to the CRD IV standard, confirming that the existing regime under BIPRU 12 would cease to apply with effect from 1 October 2015, although certain of the BIPRU requirements are reflected in the new regime.

LCR

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The LCR was introduced in the UK on 1 October 2015. The PRA has opted to impose higher liquidity coverage requirements than the minimum required by CRD IV during the phase-in period to 1 January 2018. The current minimum requirement for UK banks is set at 80%, rising to 90% on 1 January 2017 and 100% on 1 January 2018. We currently meet the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on our financial condition, results of operations and prospects.

302  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

NSFR

In October 2014, the Basel Committee published its final standard of the NSFR which will take effect on 1 January 2018. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold an NSFR of at least 100% on an on-going basis and report its NSFR at least quarterly. Ahead of its planned implementation on 1 January 2018, the NSFR will remain subject to an observation period.

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

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, we invest in debt securities of the UK Government largely for liquidity purposes. As of 31 December 2015, approximately 1% of our total assets and 18% of our securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the economic and sovereign debt tensions in the eurozone

Conditions in the capital markets and the economy generally in the eurozone, which, although improving recently, continue to show signs of fragility and volatility. Interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies. This could have a material adverse effect on our operating results, financial condition and prospects.

The European Central Bank (ECB) and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to progress towards the creation of a banking union. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2%. In December 2015, the ECB announced that it was extending its quantitative easing scheme until at least March 2017. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which are under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the recent economic crisis.

The high cost of capital for some European governments impacted the wholesale markets in the UK, which resulted in an increase in the cost of retail funding and greater competition in the savings market. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies (as market instability surrounding Greece’s membership of the eurozone demonstrated in the earlier part of 2015). While concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, seemed to have abated during 2014, such concerns resurfaced to some extent in the earlier part of 2015 with the election of a new government in Greece. For further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see ‘Risk review – Country risk exposure’ on pages 154 to 159. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

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

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us

Liquidity risk is the risk that we, although solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse constraints in the supply of liquidity, including inter-bank lending, which arose between 2009 and 2013, materially and adversely affected the cost of funding our business, and extreme liquidity constraints may affect our operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities. There can be no assurance that such constraints will not reoccur.

Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Annual Report 2015

Shareholder information

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

Central banks around the world, including the US Federal Reserve Bank and the ECB, made coordinated efforts to increase liquidity in the financial markets in response to the financial crisis and put in place additional facilities, and took measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid. It remains uncertain for how long such measures will remain in place and to what extent they may be added to in the light of economic developments. For example, in January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprised a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2%. In December 2015, the ECB announced that it was extending its quantitative easing scheme until at least March 2017. If these current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs. In the United States (US), the Federal Reserve increased its policy interest rate by 25 basis points in December 2015.

In October 2013, the BoE updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress.

The BoE and HM Treasury announced changes to the terms of the Funding for Lending Scheme (FLS) on 28 November 2013 to re-focus its incentives in the revised scheme towards supporting business lending in 2014. The FLS extension allowed participants to draw from the scheme from February 2014 until January 2015, but household lending in 2014 no longer generated any additional borrowing allowances as it did in the initial scheme. Instead, additional allowances only reflected lending to businesses in 2014. Any initial borrowing allowances in the FLS extension already earned by household and business lending in 2013 were unaffected. The BoE and HM Treasury announced a second extension of the FLS on 2 December 2014, allowing participants to borrow from the FLS until January 2016 and a third extension on 30 November 2015 allowing participants to borrow from the FLS until January 2018. However, under the latest extension current participants cannot generate additional drawing allowances from their lending beyond the end of 2015; the extension is therefore only in relation to the drawdown window. As at 31 December 2015, we had drawn £2.2bn of UK treasury bills under the FLS.

The availability of BoE facilities for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail and/or wholesale markets. To the extent that we make use of BoEfacilities, any significant reduction or withdrawal of those facilities would increase our funding costs.

Each of the factors described above: the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank schemes or an increase in base interest rates, could have a material adverse effect on our liquidity and the cost of funding (whether directly or indirectly).

We aim for a funding structure that is consistent with our assets, avoids excessive reliance on short term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future.

We anticipate that our customers will continue to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected. For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Risk review – Liquidity risk’ on pages 111 to 128.

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

Any downgrade in the external credit ratings assigned to us or any of our debt securities could have an adverse impact on us. In particular, such downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a credit rating downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term transactions and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.

In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, we estimate that as at 31 December 2015, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade our long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £4.6bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.3bn of cash and collateral. These outflow requirements are however captured under the LCR regime.

304  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

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

The Company’s long-term debt is currently rated investment grade by the major rating agencies: A1 with stable outlook by Moody’s Investors Service, A with stable outlook by Standard & Poor’s Ratings Services and A with positive outlook by Fitch Ratings. If a downgrade of our long-term credit ratings were to occur, it could also impact our short-term credit ratings. Should there be any removal of systemic support by the UK Government, all things being equal, the impact on our long-term credit-rating could potentially increase the cost of some of our wholesale borrowing and our ability to secure both long-term and short-term funding may be reduced.

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

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially adversely affect us

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices. Changes in interest rates would affect the following areas, among others, of our business:

-	Net interest income
-	The volume of loans originated
-	The market value of our securities holdings
-	Gains from sales of loans and securities
-	The worsening pensions deficit
-	Gains and losses from derivatives.

Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors. Variations in interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. This results from the different effect that a change in interest rates may have on the interest earned on our assets and the interest paid on our borrowings. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposures.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital is stated in pounds sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and the purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. Significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our results of operations and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operating results, financial condition and prospects.

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector.

Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment, which would be subject to write-offs against our results. To the extent any of these risks materialise, our net interest income or the market value of our assets and liabilities could be adversely affected.

Annual Report 2015

Shareholder information

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past eight years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition and prospects.

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

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business

As a commercial banking group, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ our own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander group members. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgement on current or future credit risk behaviour of our customers, our employees may not always be able to assign a correct credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers. However, we may not be able to detect all possible risks before they occur, or our employees may not be able to effectively implement our credit policies and guidelines due to limited tools available to us, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

Market practices and documentation for derivative transactions in the UK may differ from those in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our people, digital technologies, computer and email services, software and networks, as well as the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted hacking. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

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

306  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue states. In common with other large UK financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly we have been and continue to be subject to a range of cyber attacks, such as denial of service, malware and phishing. Cyber attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets.

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

Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

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

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us

Our businesses and our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by Santander UK and Banco Santander SA), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to our businesses and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of the competitive advantages that we believe our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. For further description of our risk management policies see the Risk review on pages 36 to 159. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, operating results, financial condition and prospects.

Competition with other financial institutions could adversely affect us

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits through our banking subsidiaries. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and we face substantial competition in all parts of our business. As such, we constantly monitor competition, which arises from a number of financial institutions of different sizes and with a range of business models. Moreover, the recent financial crisis continues to reshape the banking landscape in the UK, particularly the financial services and mortgage markets, reinforcing both the importance of a retail deposit funding base and the strong capitalisation of an institution. Lenders have moved increasingly towards a policy of concentrating on the highest quality customers and there is strong competition for these customers.

Additionally, a large number of new entrants are increasingly entering the UK financial services market place. Again we identify and closely monitor this set of new entrants and take account of this in the firm’s management actions. Their arrival has further intensified competition as they seek to gain market share in a number of banking sector areas, including for example payments, investments, lending, foreign exchange and data aggregators.

Annual Report 2015

Shareholder information

We expect competition to intensify in response to consumer demand, technological changes, the potential impact of consolidation, regulatory actions and other factors. The Financial Services Act 2012 amended the FSMA with effect from 1 April 2013 to include the FCA’s operational objectives the objective of promoting effective competition in the interests of consumers in the markets for regulated financial services. Since 1 April 2015, the FCA has also been able to use concurrent competition powers under the Enterprise Act 2002 and the Competition Act 1998 to promote competition. A strong political and regulatory will to foster consumer choice in financial services and could lead to even greater competition (For more information, see the Risk factor entitled ‘We are subject to substantial regulation and government oversight which could adversely affect our business and operations’).

We consider competition in our management actions as appropriate, such as pricing and product decisions. Increasing competition could mean that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

While we have successfully increased our customer service levels in recent years, should these levels ever perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

If financial markets remain unstable, financial institution consolidation may continue. Financial institution consolidation could also result from the UK Government’s recent disposals of stakes in financial institutions it previously controlled and any future disposals of retained stakes in other financial institutions. Such consolidation could adversely affect our operating results, financial condition and prospects. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as supermarkets, department stores and technology firms, and generally from other loan or credit providers.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services, will be responsive to customer demands or successful once they are offered to our customers, or that they will be successful in the future. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely affect us.

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

Further, our customers may raise complaints and seek redress if they consider that they have suffered loss from our products and services; for example, as a result of any alleged mis-selling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to the risk of potential legal action by our customers and intervention by our regulators. For further detail on our legal and regulatory risk exposures, see the Risk factors entitled ‘We are exposed to risk of loss from legal and regulatory proceedings’ and ‘Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints’.

Any or all of the above factors, individually or collectively, could have a material adverse effect on us.

If the level of non-performing loans increases or the credit quality of our loans deteriorates in the future, or if our loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on us

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and can continue to, negatively impact our operating results, financial condition and prospects. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. We cannot be sure that we will be able to effectively control the level of impaired loans in, or the credit quality of, our total loan portfolio.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realisable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot provide any assurance that our current or future loan loss reserves will be sufficient to cover actual losses.

If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

308  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

Interest rates payable on a significant portion of our outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at relatively low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates.

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

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on us

Our loan portfolio is subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

The value of the collateral, including real estate, securing our loans may not be sufficient, and we may be unable to realise the full value of the collateral securing our loan portfolio

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting the UK’s economy. Our residential mortgage loan portfolio is one of our principal assets, comprising 77% of our loan portfolio as of 31 December 2015. As a result, we are highly exposed to developments in the residential property market in the UK.

In 2015 the value of approvals was 15% higher compared to the same period in 2014, at £220.6bn. Gross advances were 8% higher year-on-year at £220.1bn, while the value of net lending was comfortably above the 2014 total (£33.6bn in 2015 compared to £23.7bn in 2014) Source: BoE. In the near-term the outlook remains positive, with house purchase activity supported by positive economic fundamentals driving consumer demand, including low mortgage rates, healthy consumer confidence levels, falling unemployment and positive real earnings growth. This should support market confidence and activity heading into 2016, notwithstanding the potential for further FPC measures to curb excessive lending, particularly in the buy-to-let sector. Nevertheless, any increase in house prices may be limited should real earnings growth weaken. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

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

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses when necessary. From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialise. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth decisions including our ability to:

-	Manage efficiently our operations and employees of expanding businesses
-	Maintain or grow our existing customer base
-	Assess the value, strengths and weaknesses of investment or acquisition candidates
-	Finance strategic opportunities, investments or acquisitions
-	Fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy
-	Align our current information technology systems adequately with those of an enlarged group
-	Apply our risk management policy effectively to an enlarged group
-	Manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

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

Annual Report 2015

Shareholder information

Goodwill impairments may be required in relation to acquired businesses

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, and more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect our regulatory capital. Whilst no impairment of goodwill was recognised in 2014 or 2015, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations

Supervision and new regulation

As a financial institution, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and each other location in which we operate, including in the US. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB (following the introduction of the Single Supervisory Mechanism in November 2014). The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws and regulations by regulators are also subject to change. Extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, Latin America and other jurisdictions, and new regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

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

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect our competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

Banking Reform

On 18 December 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implements the recommendations of the Independent Commission on Banking and of the Parliamentary Commission on Banking Standards, including:

-	Establishing a ring-fencing framework under FSMA pursuant to which UK banking groups that hold significant retail deposits are required to separate their retail banking activities from their wholesale banking activities by 1 January 2019
-	Introduces a Senior Managers Regime and Certification Regime from 7 March 2016, replacing the Approved Persons Regime established under FSMA (as amended by the Financial Services Act 2012)
-	Introduces a new criminal offence for reckless misconduct in the management of a bank
-	Establishes a new Payment Systems Regulator
-	Amends the Banking Act 2009 (the Banking Act) to include a bail-in stabilisation power forming part of the special resolution regime. For more information, see the Risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’.

The ring-fencing provisions introduced into FSMA by the Banking Reform Act have been supplemented by two statutory instruments that define the ring-fence perimeter. The Financial Services and Markets Act 2000 (Ring-fenced Bodies and Core Activities) Order 2014 defines the UK banks that are subject to the ring-fencing requirements (a ring-fenced bank) and the core deposits (broadly deposits from individuals and small businesses) that must be held within a ring-fenced bank. The Financial Services and Markets Act 2000 (Excluded Activities and Prohibitions) Order 2014 defines the activities that a ring-fenced bank is prohibited from undertaking, including dealing in investments or commodities as principal, incurring exposures to certain financial institutions and maintaining non-EEA branches or holding participating interests on non-EEA undertakings, subject in each case to limited exceptions. The ring-fencing provisions of FSMA require the PRA to make ring-fencing rules that essentially set the ring-fence height and are designed to ensure, as far as reasonably practicable, that a ring-fenced bank is not adversely affected by the acts or omissions, and would be able to continue on the insolvency of other members of its group and is able to take decisions independently of other members of its group in carrying on its business. In October 2015, the PRA published a consultation paper (CP37/15) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ in which it outlined its ‘near-final’ ring-fencing rules and related supervisory statement. The PRA plans to publish the final ring-fencing rules and supervisory statement by mid-2016, in advance of the implementation date for ring-fencing of 1 January 2019 to provide firms with sufficient time for implementation. Finally, the Banking Reform Act introduced a new form of transfer scheme, the ring-fencing transfer scheme, under Part VII of FSMA to enable UK banks to implement the ring-fencing requirements. This is a court process that requires the PRA to approve the scheme (in consultation with the FCA) and provide a certificate of adequate financial resources in relation to the transferee and an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report that any adverse effect on persons affected by the scheme is not greater than is necessary to achieve the ring-fencing purposes of the scheme.

310  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

The Santander UK group is subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, the Santander UK group will need to separate its core activities from its prohibited activities. The Santander UK group continues to work closely with regulators on developing its business and operating model to comply with the ring-fencing requirements and submitted its plans to both the PRA and FCA on 29 January 2016. The ring-fencing model that the Santander UK group ultimately implements will depend on a number of factors and is likely to entail a legal and organisational restructuring of the Santander UK group’s businesses and operations, including transfers of customers and transactions through a ring-fencing transfer scheme. In light of the scale and complexity of this process, the operational and execution risks for the Santander UK group may be material. This restructuring and migration of customers and transactions could have a material impact on how the Santander UK group conducts its business. The Santander UK group is unable to predict with certainty the attitudes and reaction of its customers.

The restructuring of the Santander UK group’s business pursuant to the developing ring-fencing regime will take a substantial amount of time and cost to implement, the separation process and the structural changes which may be required could have a material adverse effect on its business, operating results, financial condition, profitability and prospects.

EU fiscal and banking union

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards a European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the eurozone.

The European banking union is expected to be achieved through new harmonized banking rules (in a single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at a European level. Its two main pillars are the Single Supervisory Mechanism (SSM) and the Single Resolution Mechanism (SRM).

The SSM (comprised of both the ECB and the national competent authorities) is expected to assist in making the banking sector more transparent, unified and safer. In accordance with Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of 15 October 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the SSM Regulation), the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the 123 largest banks (as of 30 September 2015) in the eurozone including Banco Santander SA, on 4 November 2014. In preparation for this step, between November 2013 and October 2014, the ECB conducted, together with national supervisors, a comprehensive assessment of 130 banks, which together hold more than 80% of eurozone banking assets. The exercise consisted of three elements: (i) a supervisory risk assessment, which assessed the main balance sheet risks including liquidity, funding and leverage; (ii) an asset quality review, which focused on credit and market risks; and (iii) a stress test to examine the need to strengthen capital or take other corrective measures.

The SSM represents a significant change in the approach to bank supervision at a European and a global level. The SSM will result in the direct supervision of 123 eurozone financial institutions (as discussed above) and indirect supervision of around 3,500 financial institutions. The new supervisor will be one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that will be part of the SSM. Several steps have already been taken in this regard such as the recent publication of supervisory guidelines and the approval of the Regulation (EU) No 468/2014 of the ECB of 16 April 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (SSM Framework Regulation). In addition, this new body will represent an extra cost for the financial institutions that will fund it through payment of supervisory fees.

Other EU Member States (such as the UK) are able to establish close co-operation with the ECB in which case the ECB could become responsible for the authorisation and supervision of credit institutions in such Member States.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the tax-payers and the economy. Regulation (EU) No. 806/2014 of the European Parliament and the Council of the EU (the SRM Regulation), which was passed on 15 July 2014, and became effective from 1 January 2015, establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and Single Resolution Fund (SRF). Under an intergovernmental agreement (IGA) signed by 26 EU Member States on 21 May 2014, contributions by banks to the SRF raised at national level will be transferred to the SRF. The new Single Resolution Board (SRB), which is the central decision-making body of the SRM, started operating from 1 January 2015 and fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its remit, which face serious difficulties, are resolved effectively with minimal costs to tax-payers and the real economy. A SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU (the Council). The SRF is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s liabilities has been applied to cover capital shortfalls (in line with the BRRD).

By allowing for the consistent application of EU banking rules through the SSM and the SRM, the European banking union is expected to help resume momentum towards European economic and monetary union. In order to complete such union, a single deposit guarantee scheme is still needed which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders to ensure further progress is made in European fiscal, economic and political integration.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as Banco Santander SA’s main supervisory authority may have a material impact on Santander UK’s business, financial condition and results of operations. In addition, if the UK established close co-operation with the ECB, or joined the European Monetary Union, the ECB could become responsible for the direct supervision of Santander UK which may differ in significant respects from that carried out by the PRA and FCA and, depending on the circumstances, could have a material impact on Santander UK’s business, financial condition and results of operation.

European structural reform

On 29 January 2014, the Commission published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking activities and a ban on proprietary trading. The proposal currently contemplates that Member States that have already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the Commission that such local legislation meets the objectives and requirements set out in the EU proposal. On 7 January 2015, the European Parliament’s Committee on Economic and Monetary Affairs published a draft report proposing amendments to the Commission’s proposal, including a proposed removal of the derogation. The Council published its general approach on the proposal in June 2015. The European Parliament and the Council are currently considering the Commission proposal and will seek to achieve political agreement on the proposals during 2016. Notwithstanding the proposed derogation referred to above, the adoption of this proposal in its current, or in an amended, form may require further changes to our structure and business and could require us to modify our plans in connection with compliance with the Banking Reform Act.

Annual Report 2015

Shareholder information

Other regulatory reforms adopted or proposed in the wake of the financial crisis

On 16 August 2012, the EU regulation on over-the-counter (OTC) derivatives, central counterparties and trade repositories, referred to as the European Market Infrastructure Regulation (EMIR) (formally known as Regulation (EU) No 648/2012 of the European Parliament and the Council on Over-The-Counter Derivatives, Central Counterparties and Trade Repositories), entered into force. While a number of the compliance requirements introduced by EMIR already apply, the European Securities and Markets Authority is still in the process of finalising some of the implementing rules mandated by EMIR. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives and various reporting and disclosure obligations. Although the full impact of these changes is not yet foreseeable, the implementation of EMIR has already led and may yet lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). The Markets in Financial Instruments legislation, which comprises the Directive 2014/65 of the European Parliament and of the Council, of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID) and the Regulation 600/2014 of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Regulation (EU) No 648/2012 (MiFIR), the substantive provisions of which will become applicable on 3 January 2017, introduces an obligation to trade certain classes of OTC derivative contracts on trading venues. We will also be impacted by the BCBS-IOSCO final minimum standards for margin requirements for non-centrally cleared derivatives, for which enabling legislation exists in the EU (EMIR), though the extent to which these requirements will impact on us depends on how they are implemented in each jurisdiction.

US regulation

In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Over 2012-2015, the US Commodity Futures Trading Commission (the CFTC) and the US Prudential Regulators adopted a host of new regulations for swaps markets, including swap dealer registration, business conduct, mandatory clearing, exchange trading and margin regulations. Most of these regulations are either already effective or will come into effect in 2016. Abbey National Treasury Services plc, which became provisionally registered as a swap dealer with the CFTC on 4 November 2013, is currently subject to these regulations for its US facing swaps activities. These rules have already increased and could continue to increase the costs associated with our swaps business. In addition, certain cross-border regulatory conflicts could adversely affect the profitability of our swaps business by reducing the range of counterparties with which we can trade effectively.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which would include Santander UK in relation to its residential mortgage-backed securities programmes, to retain 5% of the credit risk of the assets subject to the securitisation. At a general level, the rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5% (measured by fair value) of the most subordinated interest in the securitisation, or 5% (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions. The final rule took effect for residential mortgage-backed securities transactions on 24 December 2015, and will take effect on 24 December 2016 for other securitisation transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. On 10 December 2013, the US bank regulators issued final regulations implementing the Volcker Rule, and the Federal Reserve also issued an order extending the conformance period for all banking entities until 21 July 2015. On 18 December 2014 the US Federal Reserve announced an additional extension of the conformance period that would give banking entities until 21 July 2016 to conform investments in and relationships with covered funds and certain foreign funds that may be subject to the Volcker Rule and that were in place prior to 31 December 2013, and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the applicable conformance period. We have assessed how the final rules implementing the Volcker Rule affect our businesses and have adopted the necessary measures to bring our activities into compliance with the rules.

Each of these aspects of the Dodd-Frank Act, as well as the changes in the US banking regulations, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry and, in particular, retail banking. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. Under the Enterprise Regulatory Reform Act 2013 the Office of Fair Trading (OFT) and the Competition Commission were replaced by the Competition and Markets Authority (CMA) on 1 April 2014. The CMA is now the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the Payments Systems Regulator also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.

Following a market study and review, the CMA is currently undertaking a market investigation into competition in the personal current account and SME retail banking markets. The CMA published its provisional findings on 28 October 2015, suggesting a list of potential remedies which included, among other things, the introduction of requirements to prompt customers to review the services that they receive from their bank at certain trigger points and to promote public awareness of account switching. The CMA recently extended the investigation from its May 2016 statutory deadline and the final report will now be published by no later than November 2016. Given the wide ranging powers available to the CMA, this investigation may result in significant industry-wide remedies. In addition, the FCA has recently undertaken, and is currently undertaking, a number of competition related studies and reviews. The resolution of a number of issues, including regulatory reforms, investigations and reviews and court cases, affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers

312  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to us have been reformed and reorganised and we are subject to any potential resulting uncertainty and changes to the UK regulatory regime in general

Under the Financial Services Act 2012, the UK Government introduced a range of structural reforms to UK financial regulatory bodies. As a result of those reforms, as of 1 April 2013, the Santander UK group’s primary micro-prudential supervisor is the PRA, while its conduct supervisor is the FCA. Key changes which took effect in 2014 included the transfer of consumer credit regulation to the FCA from the OFT on 1 April 2014 and the creation of the Payment Systems Regulator as an autonomous subsidiary of the FCA on 1 April 2014, becoming fully operational on 1 April 2015.

Within the current regulatory framework the Santander UK group is subject to each regulator’s respective supervisory regimes and approaches, and any policy development, change or new regulation which may be brought in. In turn the UK regulatory framework is subject to amendment or change by the UK Government (as occurred following the 2010 general election, when the FSA was abolished and replaced by the current PRA/FCA structure).

The Financial Services Act 2012 also established the FPC within the BoE responsible for macro-prudential regulation and with a statutory objective to contribute to the achievement by the BoE of its financial stability objective and otherwise supporting the UK Government’s economic policy. In addition to monitoring the stability of the UK financial system, the FPC may exercise its statutory powers to give directions or make recommendations to the PRA and/or FCA. While the FPC is not permitted to give directions or make recommendations in relation to a specific regulated institution, any such directions and/or recommendations could impact on the UK banking sector, which includes the Santander UK group.

Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy

Mortgage lending

The final rules in relation to the FCA Mortgage Market Review (MMR) came into force on 26 April 2014. These rules required a number of material changes to the mortgages sales process both in terms of advice provision in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The new rules permit interest-only loans. However, there is a clear requirement for a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan).

We have implemented certain changes to implement the MMR requirements. The FCA continues to assess firms’ implementation of the rules introduced as a result of the MMR and commenced a review of responsible lending practices in April 2015. The responsible lending review aims to help to inform a wider assessment of barriers to competition with a view to launching a market study in early 2016 on those aspects of the mortgage market that are not working to the benefit of consumers. Feedback is expected from the FCA by the second quarter of 2016. There can be no assurance that we will not make any future changes to our mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not adversely affect us.

In March 2011, the Commission published a proposal for a directive on credit agreements relating to residential immovable property for consumers (the Mortgage Credit Directive). The Mortgage Credit Directive was published in the Official Journal on 28 February 2014 and must be implemented by Member States by 21 March 2016. The Mortgage Credit Directive requires, among other things, standard pre-contractual information, calculation of the annual percentage rate of charge in accordance with a prescribed formula, and a right of the borrower to make early repayment. HM Treasury and the FCA each published consultations in September 2014 on the necessary legislation and rules required to implement the Mortgage Credit Directive in the UK.HM Treasury published a consultation response and final draft legislation in January 2015. The UK has decided to implement the Mortgage Credit Directive into UK law by way of the Mortgage Credit Directive Order (the MCD Order) which was published on 26 March 2015. The MCD Order, which is not yet fully effective, will come into effect in phases, with all provisions becoming effective on or before the 21 March 2016 final implementation deadline. The FCA published its final rules implementing the Mortgage Credit Directive on 27 March 2015. These rules will also come into effect on 21 March 2016. We will be required to make changes to our mortgage lending business to comply with the reforms and such reforms could therefore have an adverse effect on our operating results, financial condition and prospects.

Consumer credit

On 1 April 2014, consumer credit regulation (which includes regulation of new and existing second charge mortgages), was transferred from the OFT to the FCA in accordance with the Financial Services Act 2012. Firms that held an OFT licence and had registered with the FCA by 31 March 2014, including the Company, have been granted an interim permission under the new regime and must apply to the FCA for full authorisation during an application period notified by the FCA. Under the new regime: (i) carrying on certain credit-related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval; and (ii) the FCA has the power to make rules providing that contracts made in contravention of its rules on cost and duration of credit agreements, or in contravention of its product intervention rules, are unenforceable. While some entities within the Santander UK group are fully authorised to carry out consumer credit-related regulated activities, others (including the Company) are still operating under interim permissions. If the Company is not granted full authorisation by the FCA, or if the FCA were to impose certain conditions attached to such authorisation, this could have an adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including inappropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could result in claims against us or subject us to regulatory enforcement actions, fines and/or penalties. The current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

-	The BoE, the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the Payment Systems Regulator or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion

Annual Report 2015

Shareholder information

-	The alleged mis-selling of financial products, such as Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, results in enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products
-	We hold bank accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office and regulators in the US and elsewhere. We are not currently subject to any investigation as a result of any such interest, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation
-	We may be liable for damages to third parties harmed by the conduct of our business.

We are from time to time subject to certain claims and party to certain legal proceedings in the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the EU and the US, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims and legal proceedings. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

In particular, the FCA has an operational objective to protect consumers, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified.

The regulatory regime requires us to be in compliance across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant regulations, there is a risk of an adverse impact on our business from sanctions, fines or other action imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on our, operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.

Under the Financial Services Act 2010, the FCA also has the power to impose its own customer redress scheme on authorised firms, including us, if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including mis-selling.

In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the mis-selling of PPI where, following an unsuccessful legal challenge by the British Bankers’ Association (BBA) in 2011 of new FSA rules which altered the basis on which regulated firms must consider and deal with complaints in relation to the sale of PPI, Santander UK, along with other institutions, revised its provision for PPI complaint liabilities in 2011 to reflect the change in rules and the consequential increase in claims levels. No additional provisions were made for PPI in 2012 or 2013. In 2014, a total charge of £140m, including related costs, was made for conduct remediation. Of this, £95m related to PPI. In November 2015, the FCA issued a consultation paper (Consultation Paper) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. The FCA has asked for responses to the Consultation Paper by the end of February 2015. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. Regarding the two year deadline for PPI claims, the FCA has outlined details of a £42.2m media campaign, funded by the 18 firms (including us) that have reported the most PPI complaints. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints. When assessing the adequacy of our provision, we have applied our interpretation of the proposed rules and guidance in the Consultation Paper to our current assumptions. This application has resulted in an additional £450m provision charge in December 2015, which represents our best estimate of the remaining redress and costs, notwithstanding the ongoing nature of the consultation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost. This new legislation is further detailed in the Risk factor entitled ‘Changes in taxes and other assessments may adversely affect us’. Having announced earlier in 2015 that it would gather evidence on current trends in PPI to assess the current process for PPI complaints and consider whether any new intervention is necessary, the FCA issued a consultation paper in November 2015 (the Consultation Paper) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints. We are considering the impact of the FCA’s consultation paper on our PPI complaint liabilities and made an additional provision of £450m in December 2015 for further conduct remediation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost. This new legislation is further detailed in the Risk factor entitled ‘Changes in taxes and other assessments may adversely affect us’.

314  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

Given the above, the ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the impact of the Supreme Court’s decision in Plevin, the nature and content of the FCA’s final rules and/or guidance arising from the Consultation Paper, changes to FOS’ approach to handling customer complaints (if any), the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provision made relating to these claims. More generally, we can make no assurance that estimates for potential liabilities, based on the key assumptions used, are correct, and the reserves taken as a result may prove inadequate. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operating results, financial condition and prospects. For further information about the provisions for PPI complaint liabilities and other conduct remediation see Note 33 to the Consolidated Financial Statements.

All the above is similarly relevant to any future industry-wide mis-selling or other issues that could affect us, such as the sale of other retail financial products and interest-rate derivative products sold to SMEs. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to mis-selling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK group entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on our operating results, financial condition and prospects.

The Banking Act may adversely affect our business

The Banking Act came into force on 21 February 2009. The special resolution regime set out in the Banking Act provides HM Treasury, the BoE, the PRA and the FCA (and their successor bodies) with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

In addition, pursuant to amendments made to the Banking Act, which came into force on 1 August 2014, provision has been made for various tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. Secondary legislation specifies that the Banking Act powers can be applied to investment firms that are required to hold initial capital of €730,000 or more and to certain UK incorporated non-bank companies in our group.

If an instrument or order were made under the Banking Act in respect of the Company or another Santander UK group entity, such instrument or order (as the case may be) may, among other things: (i) result in a compulsory transfer of shares or other securities or property of the Company or such other entity; (ii) impact on the rights of the holders of shares or other securities in the Company or such other entity or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of the shares and/or other securities of the Company or such other entity in the Santander UK group. In addition, such an order may affect matters in respect of the Company or such other entity and/or other aspects of the shares or other securities of the Company or such other entity in the Santander UK group, which may negatively affect the ability of the Company or such other entity to meet its obligations in respect of such shares or securities.

Further, amendments to the Insolvency Act 1986 and secondary legislation have introduced changes to the treatment and ranking of certain debts with the result that certain eligible deposits will rank in priority to the claims of ordinary (i.e. non-preferred) unsecured creditors in the event of an insolvency. This may negatively affect the ability of the Company or another Santander UK group entity to meet its obligations in respect of its unsecured creditors in an insolvency scenario.

Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue

The Banking Reform Act as of 31 December 2014 amended the Banking Act to introduce a UK ‘bail-in power’. On 6 May 2014, the Council adopted the BRRD, which contains a similar bail-in power and requires Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK Government decided to implement the BRRD bail-in power from 1 January 2015. The new PRA and FCA rules and supervisory statements took effect from 19 January 2015, with the exception of the rules that require a contractual clause recognising bail-in powers in foreign law liabilities. These rules were phased in, with the first phase, which applies to debt instruments, having commenced on 19 February 2015. The second phase, which applies to all other relevant liabilities commenced on 1 January 2016.

The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act to enable them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order, which is based on the principle that such creditors should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a UK bank entity under resolution and the power to convert certain liabilities from one form to another. The conditions for use of the UK bail-in power are generally that (i) the regulator determines the relevant UK bank entity is failing or likely to fail; (ii) it is not reasonably likely that any other action can be taken to avoid such a UK bank entity’s failure; and (iii) the relevant UK resolution authority determines that it is in the public interest to exercise the bail-in power. Certain liabilities are excluded from the scope of the bail-in powers, including liabilities to the extent that they are secured.

Annual Report 2015

Shareholder information

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

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of the Santander UK group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. We consider that the use of the bail-in tool, and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of us would likely have a negative impact on our business.

The BRRD also contains a mandatory write down power which requires Member States to grant powers to resolution authorities to recapitalise institutions and/or their EEA parent holding companies that are in severe financial difficulty or at the point of non-viability by permanently writing down Tier 1 and Tier 2 capital instruments issued by such institutions and/or their EEA parent holding companies, or converting those capital instruments into shares. The mandatory write down provision has been implemented in the UK through the Banking Act. Before taking any form of resolution action or applying any resolution power set out in BRRD, the UK resolution authorities have the power (and are obliged when specified conditions are determined to have been met) to write down, or convert Tier 1 and Tier 2 capital instruments issued by that institution into CET 1 capital instruments before, or simultaneously with, the entry into resolution of the relevant entity. These measures could be applied to certain of our debt securities; the occurrence of circumstances in which write down powers would need to be exercised in respect of us would be likely to have a negative impact on our business.

In contrast to the creditor protections afforded in the event of the bail-in powers being exercised, holders of capital instruments will not be entitled to the ‘no creditor worse off’ protections under the Banking Act in the event that their capital instruments are written down or converted to equity under the mandatory write-down tool (unless the mandatory write-down tool were to be used alongside a bail-in).

Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, the Company is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of us, these ex ante powers could have a negative impact on our business.

We are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (FSCS) was established under FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a PRA or FCA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA or the FCA (participant firms), including the Company and other members of the Santander group.

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. It is expected that the substantial majority of the principal will be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient, and, to the extent that there remains a shortfall, is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14, and we made a first capital contribution in August 2013. The second instalment was in scheme year 2014/15, and we made a second capital contribution in August 2014. For the year ended 31 December 2015, we charged £76m to the income statement in respect of the costs of the FSCS.

The FSCS also has the power to impose ‘management expenses in respect of relevant schemes levy’ (MERS levy) in relation to its potential role as agent of other compensation schemes. The FSCS may impose a MERS levy on participant firms to meet expenses it incurs in its role as agent.

In the event that the FSCS raises further funds from participant firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to us may have a material adverse effect on our operating results, financial condition and prospects. Since 2008, measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution and has preferred status over an institution’s other creditors.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, in July 2013, the Council announced its intention that revisions to the EU Deposit Guarantee Scheme Directive should be adopted by the end of 2013. The recast EU Deposit Guarantee Scheme Directive (the DGSD), which was published in the Official Journal on 12 June 2014 and entered into force on 2 July 2014, introduced a tighter definition of deposits and includes a requirement that the Deposit Guarantee Scheme pay customers within a week and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. These revisions are likely to affect the methodology employed by the FSCS for determining levies on institutions. In addition, the DGSD also requires Member States to ensure that, by 3 July 2014, the available financial means of deposit guarantee schemes reach a minimum target level of 0.8% of the covered deposits of their members and requires deposit guarantee schemes to be ex-ante funded. Between April and July 2015, the PRA published its final rules implementing the DGSD, most of which took effect on 3 July 2015.

The final rules enable the FSCS to use the existing bank levy to meet the ex-ante funding requirements in the DGSD. Changes as a result of this may affect the profitability of the Company (and other Santander UK group members required to contribute to the FSCS).

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for Santander UK group members. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, we may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

316  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

We may fail to detect or prevent money laundering and other financial crime activities due to not correctly identifying our financial crime risks and failing to implement effective controls to mitigate those risks. This could expose us to heavy fines, additional regulatory scrutiny, increased liability and reputational risk

We are obligated to comply with applicable anti-money laundering (AML), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence in respect of sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and implement effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include financial crime training for our staff, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by the Suspicious Activity Reporting Unit.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and financial crime related activities. These require the implementation and embedding within the business of effective controls and monitoring, which requires on-going changes to systems and operational activities. Financial crime is continually evolving, and the expectation of regulators is increasing. This requires similarly proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by spotting such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking licence.

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

The following paragraphs discuss five major reforms (the Bank Levy, Restriction of Tax Deductions for Compensation Payments, Corporation Tax Surcharge, Automatic Exchange of Information and possible future changes in the taxation of banking groups in the EU) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banking groups, including us.

Bank Levy

HM Treasury introduced an annual UK bank levy (the Bank Levy) via legislation in the Finance Act 2011. The Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to us. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 capital, insured retail deposits and repos secured on sovereign debt. With effect from 1 April 2015, the Finance Act 2015 increased the rate to 0.21%. Subsequently the Finance (No.2) Act 2015 (Finance No.2 Act), which was enacted on 18 November 2015, reduced the UK Bank Levy rate from 0.21% to 0.18% from 1 January 2016 with subsequent annual reductions to 0.1% from 1 January 2021.

Restriction of Tax Deductions for Compensation Payments

The Finance (No.2) Act implemented measures that have led to, for amounts accounted for after 7 July 2015 by banks (as defined in the Corporation Tax Act 2010, and including ANTS and the Company) (i) certain compensation payments (comprising redress and interest payable to customers) no longer being deductible for corporation purposes and (ii) a deemed taxable receipt equivalent to 10% of that compensation.

Corporation Tax Surcharge

With effect from 1 January 2016, the Finance (No. 2) Act implemented measures that led to banks (as defined in the Corporation Tax Act 2010, and including ANTS and the Company) being subject to a surcharge at a rate of 8% on their taxable profits (subject to certain additions and deductions).

Automatic Exchange of Information

Sections 1471 through 1474 of the US Internal Revenue Code of 1986 (FATCA) impose a reporting regime and potentially a 30% withholding tax with respect to certain payments to any non-US financial institution (a foreign financial institution or FFI (as defined by FATCA)) that (i) does not become a ‘Participating FFI’ by entering into an agreement with the US Internal Revenue Service (the IRS) to provide the IRS with certain information in respect of its account holders and investors; and (ii) is not otherwise exempt from or in deemed compliance with FATCA. The Company and Abbey National Treasury Services plc are classified as FFIs.

Final regulations implementing FATCA were issued in 2013. The reporting and withholding regime will be phased in over time. Withholding began on 1 July 2014 for certain payments from sources within the US and it will begin on 1 January 2019 for payments of gross proceeds on assets that could generate US source dividend or interest and as early as 1 January 2019 for ‘foreign passthru payments’ (a term not yet defined).

Annual Report 2015

Shareholder information

The US and the UK have entered into an agreement for the implementation of FATCA (the US-UK IGA) under which the Company and Abbey National Treasury Services plc will be treated as Reporting Financial Institutions (as defined therein). We do not anticipate that these entities will be required to deduct any tax under FATCA from payments on the securities that we issue. Each relevant member of the Santander UK group subject to the US-UK IGA will, however, need to comply with certain due diligence and reporting requirements to HMRC. Holders of securities that the Santander UK group issues therefore may be required to provide information and tax documentation, as well as that of their direct or indirect owners, and this information may be reported to the Commissioners for HMRC, and ultimately to the IRS. There can be no assurance that any such member of the Santander UK group will be treated as a Reporting Financial Institution or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products.

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

Similarly, the Organisation for Economic Co-operation and Development (OECD) has developed a draft common reporting standard and model competent authority agreement to enable the multilateral, automatic exchange of financial account information. Under the OECD Common Reporting Standard (CRS) Financial Institutions will be required to identify and report the tax residence status of customers in the 90 plus countries that have endorsed the plans. 58 countries have committed to be early adopters going live in 2016, with first information exchanges expected by the end of September 2017. In December 2014, the EU incorporated the CRS into a revised Directive on Administrative Cooperation (Council Directive 2014/107/EU amending Directive 2011/16/EU) (DAC) providing the CRS with a legal basis within the EU. EU Member States must adopt and publish legislation necessary to comply with the revised DAC by 31 December 2015, and must comply with the revised DAC’s provisions from 1 January 2016. The required systemic solutions to meet this multilateral context require significant lead times to build and implement.

Unlike FATCA, CRS does not include a potential withholding element. Therefore our main risks are regulatory, reputational and commercial.

European Taxation

As of 1 August 2012, pursuant to the French amending finance law for 2012, a financial transaction tax in France was introduced (the French Financial Transaction Tax). The French Financial Transaction Tax applies to certain transactions, referenced to, or in relation with, French listed shares where the relevant issuer’s stock market capitalisation exceeds one billion euro. The French Financial Transaction Tax rate is 0.2% of the sale price of the transaction.

Similarly, on 24 December 2012, pursuant to paragraphs 491 to 500 of Article 1 of the Italian Law 288, a financial transaction tax in Italy was introduced (the Italian Financial Transaction Tax). The Italian Financial Transaction Tax commenced on 1 March 2013 for transactions in Italian equity instruments and from 1 July 2013 for Italian equity derivatives. The Italian Financial Transaction Tax rate is between 0.2% and 0.1% of the sale price of the transaction.

On 14 February 2013, the Commission published a proposal (the Commission Proposal) for a directive for a common system of financial transactions taxes (EU Financial Transaction Tax or FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the Participating Member States). Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally it would apply to certain dealings in securities where at least one party to the transaction is a financial institution established in a Participating Member State. A financial institution may be, or may be deemed to be, ‘established’ in a Participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a Participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in a Participating Member State. Whilst the UK is not a Participating Member State, the directive proposals are broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States.

Joint statements issued in 2014 by the Participating Member States indicated an intention to implement the FTT by 1 January 2016. However, the FTT proposal remains subject to continued negotiation between the Participating Member States and the scope of any such tax remain uncertain. It may therefore be altered prior to any implementation. At the European Economic and Financial Affairs Council meeting held on 8 December 2015, Estonia withdrew from the proposal but the remaining Participating Member States indicated they are hoping for a firm agreement by June 2016. We are still assessing the proposals and the likely impact on us.

Changes in our pension liabilities and obligations could have a materially adverse effect on us

We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. We are the principal employer under these schemes, but we have only limited control over the rate at which we pay into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.

The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension schemes where that employer is a service company, or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within the Santander UK group are service companies, if they become insufficiently resourced and no suitable mitigating action is undertaken, other companies within the Santander UK group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

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

318  Santander UK plc

Risk	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
Factors	other information	and associates	Glossary	statements	financial data

In a judgment handed down on 18 December 2013, the UK High Court has held that, where multiple group companies are potential targets for the Pensions Regulator’s power to issue contribution notices, the aggregate total of the contributions required by those notices is not limited to the amount required to fully fund the deficit in the relevant pension scheme under section 75 of the Pensions Act 1995 (Section 75). Although such a limit still applies in relation to a single contribution notice, this judgment means that, where there is more than one target for the Pensions Regulator’s powers, each of the contribution notices it could issue to those targets can be for the full amount of the Section 75 funding deficit and, further, the scheme may, under such multiple contribution notices, recover more than the actual or notional employer debt, potentially creating a surplus for the scheme. The UK High Court’s decision reopens the issue of schemes having a superior priority position over other creditors and further legal developments are expected as a result of the December 2013 judgment. However in the case that this relates to a settlement was reached which meant that only the full Section 75 debt was paid into the scheme on the proviso the appeal of the judgement was withdrawn.

Should the value of assets to liabilities in respect of the defined benefit schemes operated by us record a deficit, due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) and/or an increase in the pension fund liabilities due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, the expected rate of return on scheme assets, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in us having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce the Company’s capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with us before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.

Our principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustee Limited (the Pension Scheme Trustee), a wholly-owned subsidiary of the Company. As at 31 December 2015, the Pension Scheme Trustee had 14 directors, comprising seven Santander UK appointed directors and seven member-elected directors. Investment decisions are delegated by the Pension Scheme Trustee to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by the Santander (CF) Trustee directors, with up to four appointed by the Company and up to three by the Pension Scheme Trustee. The Pension Scheme Trustee directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK group Pension Scheme and not that of the Company. Any increase in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require us to make changes to our structure and business which could have an impact on our pension schemes or liabilities. For a discussion of the ICB’s recommendations see the Risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’.

Damage to our reputation could cause harm to our business prospects

Maintaining a positive reputation is critical to us attracting and maintaining customers, investors and employees and conducting business transactions with counterparties. Damage to our reputation, the reputation of the Santander UK group or Banco Santander SA (as the majority shareholder in the Company), the reputation of affiliates operating under the ‘Santander’ brand or any of our other brands could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct, litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial condition

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial condition, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, provision for conduct remediation and pensions.

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

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the Exchange Act) is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. We adopted the Committee of Sponsoring Organisations of the Treadway Commission internal control – integrated framework with effect from 15 December 2014, replacing the previous framework. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

Annual Report 2015

Shareholder information

There are, however, inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. As a result of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

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

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We rely upon certain outsourced services (including information technology support, maintenance and consultancy services) provided by certain other members of the Banco Santander group.

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

Different disclosure and accounting principles between the UK and the US may provide different or less information about us than you expected

There may be less publicly available information about us than is regularly published about companies in the US. Issuers of securities in the UK are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with a relatively more developed capital market, including the US. While we are subject to the periodic reporting requirements of the Exchange Act, we are not subject to the same disclosure requirements in the US as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available will not be the same as the information available to holders of securities of a US company and may be reported in a manner that is not familiar.

Risks concerning enforcement of judgments made in the US

The Company is a public limited company registered in England and Wales. All of the Company’s directors live outside the US. As a result, it may not be possible to serve process on such persons in the US or to enforce judgments obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the US or any state thereof.

320  Santander UK plc

Risk factors	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
	other information	and associates	Glossary	statements	financial data

Contact and other information

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

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2015 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Legal proceedings

We are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on our financial position or our results of operations. See Notes 33 and 35 to the Consolidated Financial Statements.

Material contracts

We are party to various contracts in the ordinary course of business. For the three years ended 31 December 2015 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.

Abbey National Treasury Services plc, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

Audit fees

See Note 7 to the Consolidated Financial Statements.

Profit on sale of subsidiaries

No profits arose on sales of our undertakings during the three years ended 31 December 2015.

Significant acquisitions and disposals

Our results were not materially affected by acquisitions and disposals during the three years ended 31 December 2015.

Accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

Annual Report 2015

Shareholder information

Subsidiaries, joint ventures and associates

In accordance with Section 409 of the Companies Act 2006, a list of Santander UK plc’s subsidiaries, joint ventures and associates, the country of incorporation and the effective percentage of equity owned at 31 December 2015 is disclosed below. This section forms an integral part of the financial statements.

Subsidiaries

All subsidiaries are consolidated by the Santander UK group.

Incorporated and registered in England and Wales:

Name of subsidiary	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
2 & 3 Triton Limited	Direct	Ordinary £1	100	100
A & L CF December (1) Limited	Indirect	Ordinary £1	-	100
A & L CF June (2) Limited	Indirect	Ordinary £1	-	100
A & L CF June (3) Limited	Indirect	Ordinary £1	-	100
A & L CF June (8) Limited (in liquidation)	Indirect	Ordinary £1	-	100
A & L CF March (5) Limited	Indirect	Ordinary £1	-	100
A & L CF March (6) Limited (in liquidation)	Indirect	Ordinary £1	-	100
A & L CF September (3) Limited (in liquidation)	Indirect	Ordinary £1	-	100
A & L CF September (4) Limited	Indirect	Ordinary £1	-	100
A N Loans Limited (in liquidation)	Indirect	Ordinary £0.0003	-	100
A&L CF December (10) Limited	Indirect	Ordinary £1	-	100
A&L CF December (11) Limited (in liquidation)	Indirect	Ordinary £1	-	100
Abbey National (America) Holdings Limited (in liquidation)	Indirect	Common USD $1	-	100
Abbey National Beta Investments Limited	Indirect	Ordinary £1	8	100
Abbey National Business Office Equipment Leasing Limited	Indirect	Ordinary £1	42	100
Abbey National Investments (in liquidation)	Direct	Ordinary £1	100	100
Abbey National Nominees Limited	Direct	Ordinary £1	100	100
Abbey National North America Holdings Limited	Indirect	Ordinary £1	-	100
Abbey National Pension (Escrow Services) Limited (in liquidation)	Direct	Ordinary £1	100	100
Abbey National PLP (UK) Limited	Direct	Ordinary £1	100	100
Abbey National Property Investments	Direct	Ordinary £1	100	100
Abbey National September Leasing (3) Limited (in liquidation)	Indirect	Ordinary £1	-	100
Abbey National Treasury (Structured Solutions) Limited	Indirect	Ordinary £0.01	-	100
Abbey National Treasury Investments (in liquidation)	Indirect	Ordinary £1	-	100
Abbey National Treasury Services Investments Limited	Indirect	Ordinary £1	-	100
Abbey National Treasury Services Overseas Holdings	Direct	Minority £1 Non-redeemable preference £1 Ordinary £1	100	100
Abbey National Treasury Services plc	Direct	Ordinary £1	100	100
Abbey National UK Investments	Indirect	Ordinary €0.20 Ordinary £1	1	100
Abbey Stockbrokers (Nominees) Limited	Indirect	Ordinary £1	-	100
Abbey Stockbrokers Limited	Indirect	Ordinary £1 A Preference £1 B Preference £1	-	100
Alliance & Leicester Cash Solutions Limited	Direct	Ordinary £1	100	100
Alliance & Leicester Commercial Bank plc	Direct	Ordinary £1	100	100
Alliance & Leicester Commercial Finance (Holdings) plc (in liquidation)	Direct	Ordinary £1	100	100
Alliance & Leicester Financing plc (in liquidation)	Direct	Ordinary £1	100	100
Alliance & Leicester (Derivatives No.3) Limited (in liquidation)	Direct	A Ordinary £1 B Ordinary £1	100	100
Alliance & Leicester Investments (Derivatives) Limited	Direct	Ordinary £1	100	100
Alliance & Leicester Investments (No.2) Limited	Direct	Ordinary £1	100	100
Alliance & Leicester Investments Limited	Direct	Ordinary £1 Non-cumulative fixed rate preference £1	100	100
Alliance & Leicester Limited	Direct	Ordinary £0.50	100	100
Alliance & Leicester Personal Finance Limited	Direct	Ordinary £1	100	100
Alliance Corporate Services Limited (in liquidation)	Indirect	Ordinary £0.75	-	100
AN (123) Limited	Direct	Ordinary £0.10	100	100
ANITCO Limited	Direct	Ordinary £1	100	100
CAPB Limited (in liquidation)	Direct	Ordinary £1	100	100
Cater Allen Holdings Limited	Indirect	Ordinary £1	-	100
Cater Allen International Limited	Indirect	Ordinary £1	-	100
Cater Allen Limited	Indirect	Ordinary £1	-	100
Cater Allen Lloyd’s Holdings Limited	Indirect	Ordinary £1 Preferred £1	-	100
Cater Allen Syndicate Management Limited	Indirect	Ordinary £1 Preference £1	-	100
Chiplow Wind Farm Limited	Indirect	A Ordinary £1	-	50
First National Motor Business Limited	Direct	Ordinary £1	100	100
First National Motor Contracts Limited	Direct	Ordinary £1	100	100
First National Motor Facilities Limited	Direct	Ordinary £1	100	100
First National Motor Finance Limited	Direct	Ordinary £1	100	100
First National Motor Leasing Limited	Direct	Ordinary £1	100	100

322  Santander UK plc

Risk factors	Contact and	Subsidiaries, joint		Forward looking	Selected
	other information	ventures and associates	Glossary	statements	financial data

Name of subsidiary	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
First National Motor plc	Direct	Ordinary £1	100	100
First National Tricity Finance Limited	Indirect	Ordinary £1	-	100
Girobank Carlton Investments Limited (in liquidation)	Direct	Ordinary £1	100	100
Girobank Investments Limited (in liquidation)	Direct	Ordinary £1	100	100
Insurance Funding Solutions Limited	Direct	Ordinary £1	100	100
Kelmarsh Windfarm Limited	Indirect	A Ordinary £1	-	50
Liquidity Limited	Direct	Ordinary A £0.10 Ordinary B1 £0.10 Ordinary B2 £0.10 Preference £1	100	100
Penmanshiel Energy Limited	Indirect	Ordinary £1	-	100
PSA Finance UK Limited	Indirect	Ordinary £0.01	-	50
PSA UK Number 1 plc	Indirect	B Ordinary £1 C Ordinary £1	67	67
Retail Financial Services Limited (in liquidation)	Indirect	A Ordinary £1 B Ordinary £1	-	100
Santander (CF Trustee Property Nominee) Limited	Trust relationship	Ordinary £1	-	-
Santander (CF Trustee) Limited	Trust relationship	Ordinary £1	-	-
Santander (UK) Group Pension Scheme Trustees Limited	Direct	Ordinary £1	100	100
Santander Asset Finance (December) Limited	Indirect	Ordinary £1	-	100
Santander Asset Finance plc	Direct	Ordinary £0.10	100	100
Santander Cards Limited	Indirect	Ordinary £1	-	100
Santander Cards UK Limited	Direct	Ordinary £1	100	100
Santander Consumer (UK) plc	Direct	Ordinary £1	100	100
Santander Consumer Credit Services Limited	Indirect	Ordinary £1	-	100
Santander Equity Investments Limited	Indirect	Ordinary £1	-	100
Santander Estates Limited	Direct	Ordinary £1	100	100
Santander Global Consumer Finance Limited	Indirect	Ordinary £0.0001	-	100
Santander Guarantee Company	Direct	Ordinary £1	100	100
Santander Lending Limited	Direct	Ordinary £1	100	100
Santander Private Banking UK Limited	Direct	Ordinary £1	100	100
Santander Secretariat Services Limited	Indirect	A Ordinary USD $0.01	-	100
Santander UK Foundation Limited	Direct	Guarantee ownership	100	100
Scottish Mutual Pensions Limited (in liquidation)	Direct	Ordinary £1	100	100
Sheppards Moneybrokers Limited	Indirect	Ordinary £1 Non-voting Preference £1	-	100
Solarlaser Limited	Indirect	Ordinary £1	20	100
The Alliance & Leicester Corporation Limited	Direct	Ordinary £1	100	100
Time Finance Limited (in liquidation)	Indirect	A Ordinary £1 B Ordinary £1	-	100
Time Retail Finance Limited (in liquidation)	Indirect	Ordinary £1	-	100
Tuttle and Son Limited	Indirect	Ordinary £1	-	100
Viking Collection Services Limited (in liquidation)	Indirect	Ordinary £1	-	100
Winwick Wind Farm Limited	Indirect	A Ordinary £1	-	50

Incorporated and registered overseas:

Name of subsidiary	Country	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
A & L CF (Guernsey) Limited	Guernsey	Indirect	Ordinary £1	-	100
A & L CF (Jersey) Limited	Jersey	Indirect	Ordinary £1	-	100
A&L Services Limited	Isle of Man	Direct	Ordinary £1	100	100
Abbey Business Services (India) Private Limited	India	Indirect	Ordinary INR 10	-	100
Abbey National International Limited	Jersey	Direct	Ordinary £1	100	100
Abbey National North America LLC	United States of America	Indirect	Deferred £0	-	100
ALIL Services Limited	Isle of Man	Direct	Ordinary £1	100	100
Carfax (Guernsey) Limited	Guernsey	Direct	Ordinary £1	100	100
Santander Cards Ireland Limited	Ireland	Indirect	Ordinary €1 Ordinary €1.27	-	100
Santander ISA Managers Limited	Scotland	Direct	Ordinary £1	100	100
Sovereign Spirit Limited	Bermuda	Indirect	Ordinary BMD 1	-	100
Whitewick Limited	Jersey	Direct	Ordinary £1	100	100

Annual Report 2015

Shareholder information

Other subsidiary undertakings

The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

Name of entity	Country
Abbey Covered Bonds LLP	United States of America
Abbey Covered Bonds (LM) Limited	England and Wales
Abbey Covered Bonds (Holdings) Limited	England and Wales
Auto ABS UK Loans plc	England and Wales
Fosse (Master Issuer) Holdings Limited	England and Wales
Fosse Funding (No.1) Limited	England and Wales
Fosse Master Issuer plc	England and Wales
Fosse PECOH Limited	England and Wales
Fosse Trustee (UK) Limited	England and Wales
Fosse Trustee Limited	Jersey
Guaranteed Investment Products 1 PCC Limited	Guernsey
HCUK Auto Funding 2015 Limited	England and Wales
HCUK Auto Funding 2016-1 Limited	England and Wales
Holmes Funding Limited	England and Wales
Holmes Holdings Limited	England and Wales
Holmes Master Issuer plc	England and Wales
Holmes Trustees Limited	England and Wales
Langton Funding (No.1) Limited	England and Wales
Langton Mortgages Trustee (UK) Limited	England and Wales
Langton Mortgages Trustee Limited	Jersey
Langton PECOH Limited	England and Wales
Langton Securities (2008-1) plc	England and Wales
Langton Securities (2010-1) plc	England and Wales
Langton Securities (2010-2) plc	England and Wales
Langton Securities (2012-1) plc	England and Wales
Langton Securities Holdings Limited	England and Wales
MAC No. 1 Limited	England and Wales
Motor 2011 Holdings Limited (in liquidation)	England and Wales
Motor 2011 plc (in liquidation)	England and Wales
Motor 2012 Holdings Limited (in liquidation)	England and Wales
Motor 2012 plc (in liquidation)	England and Wales
Motor 2013-1 Holdings Limited (in liquidation)	England and Wales
Motor 2013-1 plc (in liquidation)	England and Wales
Motor 2014-1 Holdings Limited	England and Wales
Motor 2014-1 plc	England and Wales
Motor 2015-1 Holdings Limited	England and Wales
Motor 2015-1 plc	England and Wales
Motor 2015-2 Holdings Limited	England and Wales
Motor 2015-2 plc	England and Wales
PECOH Limited	England and Wales

Joint ventures

These entities are registered in England and Wales and are accounted for by the equity method of accounting.

Name of joint venture	Direct/indirect ownership	Share class through which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Hyundai Capital UK Limited	Indirect	Ordinary £1	-	50
Syntheo Limited	Direct	Ordinary £1	50	50

Overseas branches

Santander UK plc has branches in the Isle of Man and Jersey. Abbey National Treasury Services plc also has a branch office in the United States of America and the Cayman Islands.

324  Santander UK plc

Risk factors	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
	other information	and associates	Glossary	statements	financial data

Glossary of financial services industry terms

Term	Definition
1I2I3 World	The 1I2I3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, preferential rates on mortgages and house insurance and special deals. The products include the 1I2I3 Current Account, the 1I2I3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1I2I3 Mini (for children), Student, Graduate, and Postgraduate accounts. The aim of 1I2I3 World products is to attract and retain customers (i.e. improving customers’ loyalty and longevity), and to increase the number and type of transactions customers undertake with us, by offering benefits for doing so.

1I2I3 World customer	A customer who holds one or more 1I2I3 products. Trustees are not classed as 1I2I3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.

UK Bank Levy	The levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Banking net interest margin (NIM)	Net interest income divided by average customer loans.

Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

Business Banking	Enterprises with a turnover of up to £250,000 per annum.

Collateralised Loan Obligation (CLO)	A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Collectively assessed loan impairment provisions	Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. See ‘Impairment of financial assets’ in Note 1 to the Consolidated Financial Statements.

Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.

Commercial Real Estate	Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages and industrial properties.

Common Equity Tier 1 (CET 1) capital	Called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13.

CET 1 capital ratio	CET 1 capital as a percentage of risk weighted assets.

Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.

Core Tier 1 capital	Called up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the PRA.

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.

Corporate customer satisfaction	The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,423 interviews made in the year ended 30 September 2015 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds, TSB and NatWest.

Corporates	Include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

Cost-to-income ratio	Operating expenses as a percentage of total income.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances. See non-performing loans and advances tables in the Risk review for industry specific definitions of individual products.

Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.

Credit Default Swap (CDS)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit derivative	A contractual agreement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event defined at the inception of the transaction. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Annual Report 2015

Shareholder information

Term	Definition
Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.

Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Current Account Switch Service (CASS) guarantee

On 16 September 2013, Bacs (previously Payments Council) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching current accounts from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.

The published Bacs branded data referenced is for switches completing between 1 July 2014 and 30 June 2015 and shows Santander UK gained 306,700 switchers, with a net gain of 219,300. The branded data is published six months in arrears. Bacs data for the industry shows 2,313,450 full switches were completed between 16 September 2013 and 31 December 2015. Santander UK management information identifies 610,550 full switchers in the same period, representing approximately one-in-four full switches.

Customer deposits	Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Customer satisfaction	See ‘Retail customer satisfaction’.

Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds and medium-term notes.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer’s obligation can be more or less than its contributions to the fund.

Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer’s obligation is limited to its contributions to the fund.

Delinquency	See ‘Arrears’.

Deposits by banks	Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short-term deposits. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Banks, Trading Liabilities or Financial Liabilities designated at Fair Value.

Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discount Window Facility (DWF)	A Bank of England bilateral facility designed to address short-term liquidity requirements without distorting banks’ incentives for prudent liquidity management. Eligible banks and building societies may borrow gilts, for 30 or 364 days, against a wide range of collateral in return for a fee, which varies with the collateral used and the total size and maturity of borrowings.

Distributable items	Equivalent to distributable profits under the Companies Act 2006.

Dividend payout ratio	Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interest). Dividend declared can be lower than target pay-out ratio of 50% for timing reasons. The payment of each dividend is subject to regulatory approval.

Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.

Effective interest method	A method of calculating the amortised cost or carrying value of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability.

Expected loss	The Santander UK group measure of anticipated loss for exposures captured under an internal ratings-based credit risk approach for capital adequacy calculations. It is measured as the Santander UK group-modelled view of anticipated loss based on Probability of Default, Loss Given Default and Exposure at Default, with a one-year time horizon.

Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.

Exposure at default (EAD)	The estimation of the extent to which the Santander UK group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Conduct Authority (FCA)	A UK quasi-governmental agency formed as one of the successors to the Financial Services Authority (FSA). The FCA regulates financial firms providing services to UK consumers and maintains the integrity of the UK’s financial markets. It focuses on the regulation of conduct by both retail and wholesale financial services firms.

326  Santander UK plc

Risk factors	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
	other information	and associates	Glossary	statements	financial data

Term	Definition
Financial Services Compensation Scheme (FSCS)	The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (FSMA) 2000. The FSCS can pay compensation to customers if a UK PRA authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA, including Santander UK plc and other members of the Santander UK group.

First/Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.

Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.

Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Funded/unfunded	Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released/not released.

Funding for Lending Scheme (FLS)	A scheme designed by the Bank of England and HM Treasury to incentivise banks and building societies to boost their lending to UK households and non-financial companies. It aims to do this by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to their performance in lending to the UK non-financial sector.

Home loan (Residential mortgage)	A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.

Impairment allowance (Loan impairment provisions)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss in the lending book. An impairment loss allowance may either be identified or unidentified and individual or collective.

Impairment losses	The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.

Internal Capital Adequacy Assessment Process (ICAAP)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.

Internal Liquidity Adequacy Assessment Process (ILAAP)	The Santander UK group’s own assessment of the prudent level of liquidity that is consistent with the Santander UK group’s LRA. It documents and demonstrates the Santander UK group’s overall liquidity adequacy – an appropriate level of liquid resources, a prudent funding profile and comprehensive management and control of liquidity and funding risks.

Internal ratings-based approach (IRB)	The Santander UK group’s method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.

Large corporate	Enterprises which have a turnover above £500m per annum.

Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.

Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.

Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.

Liquidity Coverage Ratio (LCR)	The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and ideally be central bank eligible. The Basel III rules require this ratio to be at least 100%.

Loan loss rate	Defined as impairment charge on loans and advances divided by average loans and advances.

Annual Report 2015

Shareholder information

Term	Definition
Loan-to-deposit ratio (LDR)	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Loan-to-income multiple	An average earnings multiple of new business at inception.

Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loss Given Default (LGD)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process.

Loyal customers	Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Medium-Term Notes (MTNs)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Mid corporates	Enterprises which have a turnover of between £50m and £500m per annum.

Mortgage-Backed Securities (MBS)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage retention	Applied to mortgages four months post-maturity and is calculated as a twelve-month average of retention rates.

Mortgage vintage	The year the mortgage was issued.

Net interest income	The difference between interest received on assets and interest paid on liabilities.

Net interest margin	Net interest income as a percentage of average interest-earning assets.

Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.

Non-performing loans (NPLs)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Credit risk management – risk measurement and control’ in the Risk review.

NPL ratio	NPL as a percentage of loans and advances to customers.

Over the counter (OTC) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.

Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.

Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

Prime/prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments	Equity holdings in operating companies not quoted on a public exchange.

Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.

PRA end point Tier 1 leverage ratio	CRD IV end point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62.

Prudential Regulation Authority (PRA)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.

Repurchase agreement (Repo)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller’s perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer’s securities purchased under commitments to resell (reverse repos).

328  Santander UK plc

Risk factors	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
	other information	and associates	Glossary	statements	financial data

Term	Definition
Residential Mortgage- Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Retail customer satisfaction	The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 31 December 2015 and compared against twelve months ending data for the period as indicated. The competitor set included in this analysis for the 2015 target is Barclays, Halifax, HSBC, Lloyds Bank, TSB and NatWest. Advocacy will be measured from 2016, and refers to NPS scores across the same markets and with the same weightings applied as per the satisfaction data.

Retail IRB approach	The Santander UK group’s internal method of calculating credit risk capital requirements for its key retail portfolios. The FSA approved the Santander UK group’s application of the Retail IRB approach to the Santander UK group’s credit portfolios with effect from 1 January 2008.

Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.

Return on average tangible equity (RoTE)	The profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.

Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Small and medium enterprises (SMEs)	Enterprises with a turnover of between £250,000 and £50m per annum.

Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see ‘IRB’ above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stress testing	Stress testing is a management tool that facilitates a forward looking perspective on risk management, strategic planning, capital, and liquidity and funding planning.

Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.

Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Subordination	The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.

Tier 1 capital	A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio	The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Total operating income	Total operating income comprises net interest and similar income, net fee and commission income and net trading and other income, as described in Notes 3, 4 and 5, respectively, of the Consolidated Financial Statements.

Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.

Troubled debt restructurings	A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

Annual Report 2015

Shareholder information

Forward-looking statements

Santander UK plc (the Company) and its subsidiaries (together Santander UK or the Santander UK group) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

-	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;
-	statements of plans, objectives or goals of Santander UK or its management, including those related to products or services;
-	statements of future economic performance; and
-	statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect the Santander UK group’s business, financial condition and/or results of operations, are considered in detail in the Risk review and the Risk factors section in the Shareholder information section in this report, and they include:

-	the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel;
-	the disruptions and volatility in the global financial markets;
-	the effects of UK economic conditions;
-	the Santander UK group’s exposure to UK political developments;
-	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit and adversely affect the Santander UK group’s operations;
-	the extent to which liquidity requirements and any changes to these requirements may limit and adversely affect the Santander UK group’s operations;
-	the Santander UK group’s exposure to UK Government debt;
-	the effects of the ongoing economic and sovereign debt tensions in the eurozone;
-	the Santander UK group’s exposure to risks faced by other financial institutions;
-	the Santander UK group’s ability to access liquidity and funding on acceptable financial terms;
-	the effects of an adverse movement in external credit rating assigned to the Santander UK group, any Santander UK group member or any of their respective debt securities;
-	the effects of fluctuations in interest rates and other market risks;
-	the extent to which the Santander UK group may be required to record negative fair value adjustments for its financial assets due to changes in market conditions;
-	the risk of failing to successfully implement and continue to improve the Santander UK group’s credit risk management systems;
-	the risks associated with the Santander UK group’s derivative transactions;
-	the extent to which the Santander UK group may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security;
-	the risk of failing to effectively improve or upgrade the Santander UK group’s information technology infrastructure and management information systems in a timely manner;
-	the Santander UK group’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods;
-	the effects of competition with other financial institutions;
-	the various risks facing the Santander UK group as it expands its range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs);
-	the Santander UK group’s ability to control the level of non-performing or poor credit quality loans and whether the Santander UK group’s loan loss reserves are sufficient to cover loan losses;
-	the extent to which the Santander UK group’s loan portfolio is subject to prepayment risk;
-	the risk that the value of the collateral, including real estate, securing the Santander UK group’s loans may not be sufficient and the Santander UK group may be unable to realise the full value of the collateral securing its loan portfolio;
-	the ability of the Santander UK group to realise the anticipated benefits of its organic growth or business combinations and the exposure, if any, of the Santander UK group to any unknown liabilities or goodwill impairments relating to acquired businesses;
-	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates;
-	the Santander UK group’s exposure to any potential uncertainly and changes to the UK regulatory regime as a result of the reform and reorganisation of the UK financial regulatory authorities and the UK regulatory framework;
-	the effects of any new reforms to the UK mortgage lending and the personal loans market;
-	the Santander UK group’s exposure to any risk of loss from legal and regulatory proceedings;
-	the power of the FCA, the PRA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including the Santander UK group, in case of industry-wide issues;
-	the effects which the Banking Act 2009 may have on the Santander UK group’s business and the value of securities issued;
-	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on the Santander UK group’s business and the value of securities issued;
-	the extent to which members of the Santander UK group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;
-	the risk of third parties using the Santander UK group as a conduit for illegal or improper activities without the Santander UK group’s knowledge;
-	the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates;
-	the effects of any changes in the pension liabilities and obligations of the Santander UK group;
-	the effects of any changes to the reputation of the Santander UK group, any Santander UK group member or any affiliate operating under the Santander UK brands;
-	the basis of the preparation of the Company’s and the Santander UK group’s financial statements and information available about the Santander UK group, including the extent to which assumptions and estimates made during such preparation are accurate;
-	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud;
-	the extent to which changes in accounting standards could impact the Santander UK group’s reported earnings;
-	the extent to which Santander UK relies on third parties for important infrastructure support, products and services;
-	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates;
-	the extent to which different disclosure and accounting principles between the UK and the US may provide you with different or less information about us than you expected;
-	the risk associated with enforcement of judgments in the US; and
-	the Santander UK group’s success at managing the risks to which it is exposed, including the items above.

Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK group member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. The Santander UK group does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

330  Santander UK plc

Risk Factors	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
	other information	and associates	Glossary	Statements	financial data

Selected financial data

The financial information set forth below for the years ended 31 December 2015, 2014 and 2013 and at 31 December 2015 and 2014 has been derived from the audited Consolidated Financial Statements of Santander UK plc (the Company) and its subsidiaries (together, the Santander UK group) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Consolidated Financial Statements and the notes thereto.

Financial information set forth below for the years ended 31 December 2012 and 2011 and at 31 December 2013, 2012 and 2011, has been derived from the audited Consolidated Financial Statements with adjustment for the adoption of IFRIC 21 of the Santander UK group for 2012 and 2011 not included in this Annual Report.

The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006.

The auditor’s report on the Consolidated Financial Statements for each of the five years ended 31 December 2015 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the Santander UK group for the years ended 31 December 2015, 2014, 2013, 2012 and 2011 were audited by Deloitte LLP.

BALANCE SHEETS

	2015(1) US$m	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Assets
Cash and balances at central banks	24,835	16,842	22,562	26,374	29,282	25,980
Trading assets	35,333	23,961	21,700	22,294	22,498	21,891
Derivative financial instruments	30,835	20,911	23,021	20,049	30,146	30,780
Financial assets designated at fair value	3,536	2,398	2,881	2,747	3,811	5,005
Loans and advances to banks	5,232	3,548	2,057	2,347	2,438	4,487
Loans and advances to customers	292,037	198,045	188,691	184,587	190,782	201,069
Loans and receivables securities	77	52	118	1,101	1,259	1,771
Available for sale securities	13,289	9,012	8,944	5,005	5,483	46
Macro hedge of interest rate risk	1,152	781	963	769	1,222	1,221
Interests in other entities	71	48	38	27	8	2
Intangible assets	3,290	2,231	2,187	2,335	2,325	2,142
Property, plant and equipment	2,355	1,597	1,624	1,521	1,541	1,596
Current tax assets	72	49	-	114	50	-
Deferred tax assets	-	-	-	16	34	232
Retirement benefit assets	820	556	315	118	254	241
Other assets	2,028	1,375	876	882	1,885	1,086
Total assets	414,962	281,406	275,977	270,286	293,018	297,549
Liabilities
Deposits by banks	12,207	8,278	8,214	8,696	9,935	11,626
Deposits by customers	241,944	164,074	153,606	147,167	149,037	148,342
Trading liabilities	18,760	12,722	15,333	21,278	21,109	25,745
Derivative financial instruments	31,716	21,508	22,732	18,863	28,861	29,180
Financial liabilities designated at fair value	2,973	2,016	2,848	3,407	4,002	6,837
Debt securities in issue	73,162	49,615	51,790	50,870	59,621	52,651
Subordinated liabilities	5,729	3,885	4,002	4,306	3,781	6,499
Macro hedge of interest rate risk	162	110	139	-	-	-
Other liabilities	3,443	2,335	2,302	1,883	2,526	2,571
Provisions	1,283	870	491	550	795	856
Current tax liabilities	1	1	69	4	4	271
Deferred tax liabilities	329	223	59	-	-	-
Retirement benefit obligations	162	110	199	672	305	216
Total liabilities	391,871	265,747	261,784	257,696	279,976	284,794
Equity
Share capital and other equity instruments	7,242	4,911	4,244	3,709	3,999	3,999
Share premium	8,287	5,620	5,620	5,620	5,620	5,620
Retained earnings	6,900	4,679	4,056	3,377	3,405	3,110
Other reserves	463	314	273	(116)	18	26
Total shareholders’ equity	22,892	15,524	14,193	12,590	13,042	12,755
Non-controlling interests	199	135	-	-	-	-
Total equity	23,901	15,659	14,193	12,590	13,042	12,755
Total liabilities and equity	414,962	281,406	275,977	270,286	293,018	297,549
(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.4746, the noon buying rate on 31 December 2015.

Annual Report 2015

Shareholder information

INCOME STATEMENTS

	2015(1) US$m	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Net interest income	5,272	3,575	3,434	2,963	2,734	3,633
Net fee and commission income	1,054	715	739	758	861	864
Net trading and other income	417	283	297	308	1,088	439
Total operating income	6,743	4,573	4,470	4,029	4,683	4,936
Operating expenses before impairment losses, provisions and charges	(3,538)	(2,400)	(2,397)	(2,195)	(2,114)	(2,314)
Impairment losses on loans and advances	(97)	(66)	(258)	(475)	(988)	(501)
Provisions for other liabilities and charges	(1,124)	(762)	(416)	(250)	(429)	(839)
Total operating impairment losses, provisions and charges	(1,221)	(828)	(674)	(725)	(1,417)	(1,340)
Profit from continuing operations before tax	1,984	1,345	1,399	1,109	1,152	1,282
Tax on profit from continuing operations	(562)	(381)	(289)	(211)	(271)	(359)
Profit from continuing operations after tax	1,422	964	1,110	898	881	923
(Loss)/profit from discontinued operations after tax	-	-	-	(8)	62	34
Profit after tax for the year	1,422	964	1,110	890	943	957

Attributable to:
Equity holders of the parent	1,385	939	1,110	890	943	957
Non-controlling interests	37	25	-	-	-	-
(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.4746, the noon buying rate on 31 December 2015.

SELECTED STATISTICAL INFORMATION

This Annual Report includes certain financial measures which are not accounting measures within the scope of IFRS. Such non-IFRS measures are defined as ones that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be so adjusted in the most comparable IFRS measures. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure. These non-IFRS measures are not a substitute for IFRS measures. Such non-IFRS measures include Return on tangible equity (RoTE), Banking net interest margin, Liquidity Coverage Ratio (LCR) (until its enactment into law in 2015) and Common Equity Tier 1 capital ratio for 2013 and 2012. Details of the calculation of the LCR which is the ratio of the eligible liquidity pool as a percentage of the anticipated net cash flows from those assets, are shown on page 117.

	2015%	2014%	2013%	2012%	2011%
Profitability ratios:
Return on assets(1)	0.34	0.40	0.30	0.31	0.31
Return on ordinary shareholders’ equity(2)	7.0	8.9	7.4	7.9	8.2
RoTE(3)	8.2	10.4	8.6	9.1	9.5
Banking net interest margin(4)	1.83	1.82	1.55	1.36	1.80
Cost-to-income ratio(5)	52	54	54	45	47
Dividend payout ratio(6)	51	44	48	48	44
Non-performing loans ratio(7)	1.54	1.80	2.04	2.16	1.92
Loan-to-deposit ratio(8)	120	124	126	129	135

Capital ratios:
Equity to assets ratio(9)	4.68	4.48	4.10	3.91	3.77
Core Tier 1 capital ratio(10)	n/a	n/a	12.9	12.2	11.4
Common Equity Tier 1 (CET 1) capital ratio(10)	11.6	11.9	11.6	11.1	n/a

Ratio of earnings to fixed charges:(11)
- Excluding interest on retail deposits	218	208	172	165	220
- Including interest on retail deposits	143	142	126	125	134

(1)  Profit after tax divided by average total assets (refer footnote 12).

(2)  Profit after tax divided by average ordinary shareholders’ equity.

(3)  RoTE is defined as the profit after tax attributable to equity holders of the parent less dividends on other equity instruments, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. Management reviews RoTE in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. Reconciliations between RoTE and return on ordinary shareholders’ equity, which is profit after tax divided by average ordinary shareholders’ equity, the nearest IFRS measure, are as follows:

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Profit attributable to equity holders of the parent	939	1,110	890	943	957
Average ordinary shareholders’ equity (13)	13,386	12,518	12,064	12,005	11,639
Average goodwill and other intangible assets (13)	(2,209)	(2,261)	(2,330)	(2,233)	(2,160)
Average tangible equity (13)	11,177	10,257	9,734	9,772	9,479
Return on ordinary shareholders’ equity	7.0%	8.9%	7.4%	7.9%	8.2%
RoTE	8.2%	10.4%	8.6%	9.1%	9.5%

332  Santander UK plc

Risk Factors	Contact and	Subsidiaries, joint ventures		Forward looking	Selected
	other information	and associates	Glossary	Statements	financial data

(4)	Banking NIM is defined as net interest income divided by average customer assets. Management reviews Banking NIM in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. A reconciliation between Banking NIM and net interest margin, which is defined as net interest income divided by average interest-earning assets, the nearest IFRS measure, is as follows:

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Net interest income	3,575	3,434	2,963	2,734	3,633
Average interest earning assets (12)	232,918	225,501	229,114	235,129	230,490
Average customer assets (12)	195,529	188,850	191,499	200,719	201,524
Net interest margin	1.53%	1.52%	1.29%	1.16%	1.58%
Banking net interest margin	1.83%	1.82%	1.55%	1.36%	1.80%
(5)	The cost-to-income ratio is defined as total operating expenses before impairment losses, provisions and charges divided by total operating income.
(6)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.
(7)	Non-performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(8)	The loan-to-deposit ratio is defined as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).
(9)	Average ordinary shareholders’ equity divided by average total assets (refer footnote 12).
(10)	Regulatory capital is calculated in accordance with the requirements of CRD IV, following the adoption of CRD IV with effect from 1 January 2014. A CET 1 capital ratio has also been presented for 31 December 2013 and 2012 i.e. the balance sheet dates before the adoption of CRD IV. Management reviews the CET 1 capital ratio at 31 December 2013 in order to aid comparability of the Santander UK group’s regulatory capital and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s regulatory capital. A reconciliation of Core Tier 1 capital at 31 December 2013 and 2012, calculated in accordance with PRA rules in force at those dates, and CET 1 capital calculated in accordance with CRD IV rules which came into force on 1 January 2014 is set out below:

	2013 £m	2012 £m
Core Tier 1 capital - PRA rules	9,680	9,302

CRD IV adjustments to Core Tier 1:
Excess of regulatory expected losses over impairment losses	(335)	(370)
Defined benefit pension adjustment	(310)	(101)
Other(A)	(66)	(23)
CET 1 capital - CRD IV rules	8,969	8,808

Pillar 1 RWAs - PRA rules	75,252	76,524

CRD IV adjustments to RWAs:
Securitisation	983	970
Counterparty Risk and Other (B)	1,415	2,028
RWAs - CRD IV rules	77,650	79,522
Core Tier 1 capital ratio	12.9%	12.2%
CET 1 capital ratio	11.6%	11.1%
(A)	Other adjustments to Core Tier 1 capital include the effect of additional valuation adjustments, deferred tax, securitisation and unrealised losses on available-for-sale securities.
(B)	The counterparty risk and other adjustments to RWAs include credit valuation adjustment, central counterparty clearing, asset value correlation, specific credit risk adjustments and risk weight reductions for SME exposures.

(11)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit from continuing operations before tax and before adjustment for non-controlling interests plus fixed charges. Fixed charges consist of interest expense, including the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses and including or excluding interest on retail deposit as appropriate.
(12)	Average balances are based on monthly data.
(13)	Average balances are based on the average of the current and prior year closing balances.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 26 February 2016 was US$1.39.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:
2015	1.59	1.46	1.53	1.47
2014	1.72	1.55	1.65	1.56
2013	1.66	1.48	1.56	1.66
2012	1.63	1.53	1.59	1.63
2011	1.67	1.54	1.60	1.55
Months ended:
February 2016 (2)	1.46	1.39	1.43	1.39
January 2016	1.47	1.42	1.44	1.42
December 2015	1.52	1.47	1.50	1.47
November 2015	1.54	1.50	1.52	1.50
October 2015	1.55	1.52	1.53	1.54
September 2015	1.56	1.51	1.53	1.51
August 2015	1.57	1.54	1.56	1.54

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
(2)	With respect to February 2016 for the period from 1 February to 26 February

Annual Report 2015

Other information for US investors

Other information for US investors

335	Risk elements in the loan portfolio

338	Taxation for US investors

338	Share information

339	Articles of Association

340	ITRA

341	NYSE

342	Cross-reference to Form 20-F

334  Santander UK plc

Risk elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolio	US investors	Association

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework the elements of our loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

-	Impaired loans
-	Unimpaired loans contractually past due 90 days or more as to interest or principal
-	Forbearance
-	Troubled debt restructurings
-	Potential problem loans and advances
-	Cross border outstandings.

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired, and impaired. This disclosure may be found in the ‘Credit risk’ section of the Risk review.

In accordance with IFRS, Santander UK recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £15m (2014: £23m, 2013: £31m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

We classify loans as NPLs where customers don’t make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. We describe this in more detail in the ‘Credit risk - Risk measurement and control’ section of the Risk review. Details of our non-performing loans and advances, are set out in the ‘Non-performing loans and advances’ sections of the Risk review.

Forbearance

To support customers that encounter difficulties, we operate forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. We employ a range of forbearance strategies in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. For more on this, see the ‘Credit risk management - Retail Banking’, ‘Credit risk management – Commercial Banking’, ‘Credit risk management – Global Corporate Banking’, and ‘Credit risk management – Corporate Centre’ sections of the Risk review.

Troubled debt restructurings

The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings. For disclosure of loans that would otherwise have been classified as past due or impaired whose terms have been renegotiated and disclosure on forbearance, see the ‘Credit risk’ section of the Risk review.

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

Cross border outstandings

Cross border outstandings, as defined by bank regulatory rules, are amounts payable to us by residents of foreign countries, regardless of the currency in which the claim is denominated, and local country claims in excess of local country obligations. Cross border outstandings consist mainly of loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets.

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

For further analysis of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the ‘Country risk exposure’ section of the Risk review.

Annual Report 2015

Other information for US investors

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2015, 2014 and 2013, cross border outstandings exceeding 1% of total assets were as follows:

2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	2.7	12.2	0.1	15.0
Japan	2.7	1.1	1.7	5.5
France	0.4	2.2	1.6	4.2

2014
US	4.9	11.1	0.2	16.2
Japan	3.8	0.2	1.1	5.1

2013
US	5.3	8.3	0.6	14.2
Japan	3.8	0.1	0.1	4.0
(ii) Cross border outstandings between 0.75% and 1% of total assets At 31 December 2015, 2014 and 2013, cross border outstandings between 0.75% and 1% of total assets were as follows:
2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Germany	0.1	2.2	0.5	2.8

2014
France	0.4	2.2	0.1	2.7
Spain	-	2.5	0.1	2.6
Germany	0.2	1.9	0.3	2.4

2013
Spain	-	2.5	0.1	2.6
France	0.4	1.9	0.1	2.4
Switzerland	0.5	1.3	0.5	2.3
(iii) Cross border outstandings between 0.5% and 0.75% of total assets At 31 December 2015, 2014 and 2013, cross border outstandings between 0.5% and 0.75% of total assets were as follows:
2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Spain	-	1.7	0.2	1.9

2014
Switzerland	0.7	0.5	0.3	1.5

2013
Germany	-	1.6	0.2	1.8
Denmark	-	1.4	0.1	1.5

336  Santander UK plc

Risk elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolio	US investors	Association

The geographical analysis below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. For geographical analysis by the domicile of the borrower rather than the office of lending, see the ‘Country risk exposure’ section in the Risk review.

Impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2015 £m	2014 £m	2013 £m	2012 £m	2011(1) £m
Observed impairment loss allowances:
Advances secured on residential properties - UK	159	248	303	299	381
Corporate loans - UK	282	412	482	734	407
Finance leases - UK	12	7	8	6	6
Unsecured personal advances - UK	78	85	80	146	330
Total observed impairment loss allowances	531	752	873	1,185	1,124
Incurred but not yet observed impairment loss allowances:
Advances secured on residential properties - UK	265	331	290	253	97
Corporate loans - UK	113	146	151	162	127
Finance leases - UK	57	47	36	34	31
Unsecured personal advances - UK	191	163	205	168	184
Total incurred but not yet observed impairment loss allowances	626	687	682	617	439
Total impairment loss allowances	1,157	1,439	1,555	1,802	1,563

(1)  The data for 2011 does not reflect discontinued operations as the data cannot be re-presented without unreasonable effort and expense.

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2015 £m	2014 £m	2013 £m	2012 £m	2011(1) £m
Impairment loss allowances at 1 January	1,439	1,555	1,802	1,429	1,655
Amounts written off:
Advances secured on residential properties - UK	(32)	(56)	(89)	(75)	(92)
Corporate loans - UK	(157)	(150)	(382)	(215)	(164)
Finance leases - UK	(5)	(7)	(10)	(13)	(9)
Unsecured personal advances - UK	(244)	(272)	(342)	(377)	(466)
Total amounts written off	(438)	(485)	(823)	(680)	(731)
Observed impairment losses charged against profit:
Advances secured on residential properties - UK	(57)	1	93	55	104
Corporate loans - UK	24	80	130	542	249
Finance leases - UK	12	6	12	12	14
Unsecured personal advances - UK	248	277	316	338	412
Total observed impairment losses charged against profit	227	364	551	947	779
Incurred but not yet observed impairment losses charged against/(released into) profit	(71)	5	25	106	(140)
Total impairment losses charged against profit	156	369	576	1,053	639
Impairment loss allowances at 31 December	1,157	1,439	1,555	1,802	1,563

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.22	0.26	0.43	0.34	0.36
(1) The data for 2011 does not reflect discontinued operations as the data cannot be re-presented without unreasonable effort and expense. Recoveries An analysis of recoveries is presented below.
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Advances secured on residential properties - UK	2	3	4	4	3
Corporate loans - UK	3	4	8	6	12
Finance leases - UK	2	2	2	2	3
Unsecured personal advances - UK	83	102	87	53	56
Total amount recovered	90	111	101	65	74

Annual Report 2015

Other information for US investors

Taxation for US investors

The following is a summary, under current law, of the main UK tax considerations relating to the beneficial ownership by a US taxpayer of the securities of the Company. This summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the perpetual securities as capital assets. US residents should consult their local tax advisers, particularly in connection with any potential liability to pay US taxes on disposal, lifetime gift or bequest of their perpetual securities.

UK taxation on dividends

Under UK law, income tax is not withheld from dividends paid by UK companies. Shareholders, whether resident in the UK or not, receive the full amount of the dividend actually declared.

UK taxation on capital gains

Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However if you are either:

-	an individual who is neither resident nor ordinarily resident in the UK or
-	a company which is not resident in the UK,

you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).

UK inheritance tax

Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is:

-	domiciled for the purposes of the convention in the US and
-	is not for the purposes of the convention a national of the UK will not be subject to UK inheritance tax on:

-	the individual’s death or
-	on a gift of the shares during the individual’s lifetime.

The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Share Information

Share capital

Details of the Company’s share capital are set out in Note 36 to the Consolidated Financial Statements.

Major shareholders

At 31 December 2013, the Company was a subsidiary of Banco Santander SA and Santusa Holding SL. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander SA and Santusa Holding SL, became the beneficial owner of the entire issued ordinary share capital of the Company by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander SA and Santusa Holding SL.

Exchange controls

There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors above.

338  Santander UK plc

Risk elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolio	US investors	Association

Articles of Association

The following is a summary of the Articles of Association (the Articles) of the Company.

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

The Company’s Articles of Association authorise it to issue redeemable shares, but the Company’s ordinary shares are not redeemable. There are no sinking fund provisions. Where the shares are partly paid, the Board may make further calls upon the holders in respect of any sum whether in respect of nominal value or premium that is unpaid on their shares. There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares of any class.

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

General meetings shall be called by at least 14 clear days’ notice (that is, excluding the day of the General Meeting and the day on which the notice is given). A general meeting may be called by shorter notice if it is so agreed, in the case of an annual general meeting, by all the shareholders having a right to attend and vote, or in other cases, by a majority in number of the shareholders having a right to attend and vote, being a majority together holding not less than 95% in nominal value of the shares giving the right. The notice shall specify the date, time and place of the meeting and the general nature of the business to be transacted.

There are no restrictions on the rights to own securities for either resident or non-resident shareholders, other than those to which they may be subject as a result of laws and regulations in their home jurisdiction.

Annual Report 2015

Other information for US investors

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the Exchange Act), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

The following activities are disclosed in response to Section 13(r) with respect to the Company and its affiliates within the Banco Santander group. During the period covered by this report:

(a)	Santander UK holds frozen savings accounts and one current account for two customers resident in the UK who are currently designated by the US for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2015. Revenue generated by Santander UK on these accounts in 2015 was negligible.

(b)	An Iranian national, resident in the UK, who is currently designated by the US under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (NPWMD) designation, holds a mortgage with Santander UK that was issued prior to such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2015, total revenue in connection with the mortgage was approximately £3,876 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander ISA Managers Limited. The funds within both accounts are invested in the same portfolio fund. The accounts have remained frozen during 2015. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue in 2015 for the Banco Santander group in connection with the investment accounts was approximately £188 whilst net profits in 2015 were negligible relative to the overall profits of Banco Santander SA.

(c)	A UK national is designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme and is on the US Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List (SDN List). The customer of Santander UK holds a bank account which generated revenue of approximately £180 during the third and fourth quarter of 2015. The account is blocked. Net profits in the third and fourth quarter of 2015 in connection with this account were negligible relative to the overall profits of Banco Santander SA. A second UK national is designated by the US under the SDGT sanctions programme and is on the US SDN List. No transactions were made in the third and fourth quarter of 2015 and the account is blocked and in arrears.

(d)	In addition, during the fourth quarter of 2015, Santander UK has identified one additional customer. A UK national is designated by the US under the SDGT sanctions programme and is on the US SDN List. The customer holds a bank account which generated negligible revenue during the fourth quarter of 2015. The account was closed during the fourth quarter of 2015. Net profits in the fourth quarter of 2015 were negligible relative to the overall profits of Banco Santander SA.

In addition, the Banco Santander group had an outstanding legacy credit facility with Bank Mellat, which is included in the US SDN List. In 2005 Banco Santander SA participated in a syndicated credit facility for Bank Mellat of €15.5m, which matured on 6 July 2015. At 31 December 2015, the Banco Santander group was owed €0.3m not paid at maturity under this credit facility and 95% covered by three official export credit agencies.

Banco Santander SA has not been receiving payments from Bank Mellat under this credit facility in recent years. Banco Santander SA has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Banco Santander SA under this credit facility since it was granted.

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

In the aggregate, all of the transactions described above resulted in approximately €15,000 gross revenues and approximately €77,000 net loss to the Banco Santander group in the year ended 31 December 2015, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

340  Santander UK plc

Risk elements in	Taxation for	Articles of	ITRA	NYSE	Form 20-F
the loan portfolio	US investors	Association

New York Stock Exchange (NYSE) Corporate Governance – differences in UK and NYSE corporate governance practice

The Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary Abbey National Treasury Services plc (ANTS). As this guarantee includes NYSE-listed debt securities, the Company is required to comply with NYSE corporate governance standards. Under the NYSE corporate governance standards the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. We believe the following to be the significant differences between our current corporate governance practices and those applicable to US companies under the NYSE corporate governance standards.

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As at 31 December 2015, our Board was comprised of a Chair (who is also a Non-Executive Director), one Executive Director (the CEO) and ten other Non-Executive Directors. The Chair, Shriti Vadera, and five of the other Non-Executive Directors, Alain Dromer, Ed Giera, Chris Jones, Genevieve Shore and Scott Wheway, were independent as defined in the NYSE corporate governance standards. The other five Non-Executive Directors were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA.

Annemarie Durbin joined the Board as Independent Non-Executive Director on 13 January 2016. The Board has determined that Annemarie Durbin was independent upon appointment according to NYSE corporate governance standards.

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2015, the following Directors made up the Board Nomination Committee: Shriti Vadera (Chair), Ana Botín, Bruce Carnegie-Brown, Chris Jones, Ed Giera and Scott Wheway. Of these Directors, Shriti Vadera, Chris Jones, Ed Giera and Scott Wheway were independent according to NYSE corporate governance standards as at 31 December 2015.

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

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. The Board Remuneration Committee was not composed entirely of independent directors in 2015 according to NYSE corporate governance standards. Under its written Terms of Reference, this Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2015, the Board Remuneration Committee was made up of five independent Non-Executive Directors according to NYSE corporate governance standards (Scott Wheway (Chair), Ed Giera, Chris Jones, Alain Dromer and Genevieve Shore) and one Non-Executive Director who was not independent according to such standards (Bruce Carnegie-Brown). Annemarie Durbin joined the Board Remuneration Committee on 13 January 2016. The Board has determined that Annemarie Durbin was independent upon appointment according to NYSE corporate governance standards.

The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (‘Rule 10A-3’), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. The Company does have a Board Audit Committee. As at 31 December 2015, the Board Audit Committee was made up of six Non-Executive Directors: Chris Jones (Chair), Alain Dromer, Ed Giera, Genevieve Shore, Manuel Soto and Scott Wheway. Five members were independent in 2015 as defined in Rule 10A-3: Alain Dromer, Ed Giera, Chris Jones, Genevieve Shore, and Scott Wheway. However the scope of the Board Audit Committee’s Terms of Reference as well as the duties and responsibilities of such committee are more limited than that required of audit committees under the NYSE corporate governance standards. For example, the Board Audit Committee does not provide an audit committee report as required by the NYSE corporate governance standards to be included in the Company’s annual proxy statement. Annemarie Durbin joined the Audit Committee on 13 January 2016. The Board has determined that Annemarie Durbin was independent as defined in Rule 10A-3 upon appointment.

The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. In 2013 the first external Board effectiveness review was conducted by Bvalco Limited, an external evaluator.

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

Annual Report 2015

Other information for US investors

Cross-reference to Form 20-F

Part I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected Financial Data	331
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	300
4	Information on the Company	History and Development of the Company	28, 193
		Business Overview	2, 9, 21, 195
		Organisational Structure	194
		Property, Plant and Equipment	28, 248
4A	Unresolved Staff Comments		N/a
5	Operating and Financial Review and Prospects	Operating Results	6
		Liquidity and Capital Resources	21, 111, 121, 129, 248
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	2, 3
		Off-Balance Sheet Arrangements	31
		Contractual Obligations	31
6	Directors, Senior Management and Employees	Directors and senior management	162
		Compensation	184
		Board Practices	167
		Employees	224
		Share Ownership	272
7	Major Shareholders and Related Party Transactions	Major Shareholders	338
		Related Party Transactions	277
		Interests of Experts and Counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	199, 202, 321
		Significant Changes	193, 298
9	The Offer and Listing	Offer and Listing Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*
10	Additional Information	Share Capital	*
		Articles of Association	339
		Material Contracts	321
		Exchange Controls	338
		Taxation	338
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	321
		Subsidiary Information	N/a
11	Quantitative and Qualitative Disclosures about Market Risk		102
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II
13	Defaults, Dividend Arrearages and Delinquencies		N/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a
15	Controls and Procedures	Disclosure Controls and Procedures	195
		Management’s Annual Report on Internal Control over Financial Reporting	195
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes in Internal Control Over Financial Reporting	195
16A	Board Audit Committee Financial Expert		183
16B	Code of Ethics		194
16C	Principal Accountant Fees and Services		227
16D	Exemptions from the Listing Standards for Board Audit Committees		N/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a
16F	Change in Registrant’s Certifying Accountant		181, 196
16G	Corporate Governance		341
16H	Mine Safety Disclosure		N/a
Part III
17	Financial Statements		N/a
18	Financial Statements		202
19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

342  Santander UK plc

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer

Dated: March 4, 2016

EXHIBIT INDEX

Exhibits[1]

1.1	Articles of Association of Santander UK plc (incorporated by reference to Santander UK plc’s Form 6-K furnished with the Securities and Exchange Commission on 10 March 2010)

4.1

Capital Support Deed dated 23 December 2015 between the Regulated Entities (as named therein, including Abbey National Treasury Services plc), the Unregulated Entities (as named therein) and Santander UK plc

4.2	Deed of Adherence by Santander UK Group Holdings plc dated 23 December 2015 supplemental to the Capital Support Deed dated 23 December 2015

7.1	Statement of ratio of earnings to fixed charges[2]

8.1	List of Subsidiaries of Santander UK plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP[2]

15.2	Letter from Deloitte LLP dated 4 March 2016

[1]

Documents concerning Santander UK plc referred to within the Annual Report on Form 20-F 2015 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Santander UK plc.

[2]	Incorporated by reference into Registration Statement Nos. 333-190509, 333-10232 and 333-11320 on Forms F-3.