Form 20-F/A
period 2017-12-31
Santander UK plc
filed 2018-04-05
CIK 1087711

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Tel: +44 (0) 20 7756 4272

E-mail: julian.curtis@santander.co.uk

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

3.050% Notes due August 23, 2018, issued by Abbey National Treasury Services plc *	New York Stock Exchange
Floating Rate Notes due August 24, 2018, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.000% Notes due August 24, 2018, issued by Abbey National Treasury Services plc*	New York Stock Exchange
2.500% Notes due March 14, 2019, issued by Abbey National Treasury Services plc*	New York Stock Exchange
Floating Rate Notes due March 14, 2019, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.350% Notes due September 10, 2019, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.375% Notes due March 16, 2020, issued by Abbey National Treasury Services plc *	New York Stock Exchange
2.125% Notes due November 3, 2020, issued by Santander UK plc	New York Stock Exchange
Floating Rate Notes due November 3, 2020, issued by Santander UK plc	New York Stock Exchange
2.500% Notes due January 5, 2021, issued by Santander UK plc	New York Stock Exchange
4.000% Notes due March 13, 2024, issued by Abbey National Treasury Services plc *	New York Stock Exchange

*	From June 1, 2016 Santander UK plc became the issuer in respect of the outstanding notes issued by Abbey National Treasury Services plc under its US SEC registered debt shelf. All notes transferred to Santander UK plc by Abbey National Treasury Services plc under its US SEC registered debt shelf and all notes issued by Santander UK plc in the future under its US SEC registered debt shelf will be the sole liability of Santander UK plc and are not guaranteed by any other entity.

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

Ordinary shares of nominal value of £0.10 each*	31,051,768,866
10 3/8% Non-cumulative Preference Shares of nominal value of £1 each	200,000,000
8 5/8% Non-cumulative Preference Shares of nominal value of £1 each	125,000,000
Series A Fixed/Floating Rate Non-cumulative Preference Shares of nominal value of £1 each	13,780

*	All of the issued and outstanding ordinary shares of Santander UK plc are held by Santander UK Group Holdings plc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

Santander UK plc (“Santander UK”) is filing this Amendment No. 1 (the “Form 20-F/A”) to its Annual Report on Form 20-F for the year ended December 31, 2017 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on March 7, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of Santander UK and its consolidated subsidiaries for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosures in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

EXHIBIT INDEX

Exhibits

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the Annual Report on Form 20-F on its behalf.

SANTANDER UK plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer

Dated: 5 April 2018